Form 20-F
period 2013-12-31
BANCOLOMBIA SA
filed 2014-04-29
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 29, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ..................... to……………..
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………….

Commission file number: 001 - 32535

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
Yes ☒ No☐

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

Yes ☐  No ☐

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		iii

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION		iv

PART I		6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	10
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	10
D.	RISK FACTORS	11

ITEM 4.	INFORMATION ON THE COMPANY	22
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	22
B.	BUSINESS OVERVIEW	26
C.	ORGANIZATIONAL STRUCTURE	53
D.	PREMISES AND EQUIPMENT	55
E.	SELECTED STATISTICAL INFORMATION	55

ITEM 4 A.	UNRESOLVED STAFF COMMENTS	83

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	83
A.	OPERATING RESULTS	83
B.	LIQUIDITY AND CAPITAL RESOURCES	104
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	111
D.	TREND INFORMATION	111
E.	OFF-BALANCE SHEET ARRANGEMENTS	112
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	112
G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	113
H.	RECENT U.S. GAAP PRONOUNCEMENTS	122

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	125
A.	DIRECTORS AND SENIOR MANAGEMENT	125
B.	COMPENSATION OF DIRECTORS AND OFFICERS	128
C.	BOARD PRACTICES	129
D.	EMPLOYEES	131
E.	SHARE OWNERSHIP	132

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	132
A.	MAJOR STOCKHOLDERS	132
B.	RELATED PARTY TRANSACTIONS	133
C.	INTEREST OF EXPERTS AND COUNSEL	135

ITEM 8.	FINANCIAL INFORMATION	135
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	135
B.	SIGNIFICANT CHANGES	137

ITEM 9.	THE OFFER AND LISTING	137
A.	OFFER AND LISTING DETAILS	137
B.	PLAN OF DISTRIBUTION	138
C.	MARKETS	139

D.	SELLING STOCKHOLDERS	139
E.	DILUTION	139
F.	EXPENSES OF THE ISSUE	139

ITEM 10.	ADDITIONAL INFORMATION	139
A.	SHARE CAPITAL	139
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	139
C.	MATERIAL CONTRACTS	145
D.	EXCHANGE CONTROLS	146
E.	TAXATION	146
F.	DIVIDENDS AND PAYING AGENTS	150
G.	STATEMENT BY EXPERTS	150
H.	DOCUMENTS ON DISPLAY	150
I.	SUBSIDIARY INFORMATION	150

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	151

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	156
D.	AMERICAN DEPOSITARY SHARES	156

PART II		158

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	158

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	158

ITEM 15.	CONTROLS AND PROCEDURES	158

ITEM 16.	RESERVED	159
A.	AUDIT COMMITTEE FINANCIAL EXPERT	159
B.	CORPORATE GOVERNANCE AND CODE OF ETHICS	159
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	160
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	160
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	160
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	161
G.	CORPORATE GOVERNANCE	161
H.	MINE SAFETY DISCLOSURES	162

PART III		163

ITEM 17.	FINANCIAL STATEMENTS	163

ITEM 18.	FINANCIAL STATEMENTS	163

ITEM 19.	EXHIBITS	163

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

References to “Banistmo” refer to Banistmo S.A., a banking institution organized under the laws of the Republic of Panama, Panama, formerly known as HSBC Bank Panama S.A., including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

References to “Central Bank” refer to the Central Bank of Colombia. (Banco de la República).

References to “Colombia” refer to the Republic of Colombia.

References to “Colombian GAAP” refer to the generally accepted accounting principles in Colombia.

References to “Colombian banking GAAP” refer to Colombian GAAP as supplemented by the applicable regulations of the SFC.

References to “Conavi” refer to Conavi Banco Comercial y de Ahorros S.A. as it existed immediately before the Conavi/Corfinsura merger.

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

References to “Grupo Agromercantil” refer to Grupo Agromercantil Holding S.A., a company organized under the laws of the Republic of Panama, of which Bancolombia has 40% of its voting shares, and is the parent company of Banco Agromercantil of Guatemala, and its subsidiaries.

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

References to “preferred shares” and “common shares” refer to our issued outstanding and fully paid in preferred and common shares, designated as acciones con dividendo preferencial sin derecho a voto and acciones ordinarias, respectively.

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

References to “SEC” refer to the U.S. Securities and Exchange Commission.

References to “SMEs” refer to Small and Medium Enterprises

References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente.

The effective legal minimum monthly salary in Colombia. In 2013, the effective legal minimum monthly salary in Colombia was COP 589,500.

References to “Subsidiaries” refer to subsidiaries of Bancolombia in which Bancolombia holds, directly or indirectly, more than 50% of the outstanding voting shares.

References to “Superintendency of Finance” or “SFC” refer to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a technical entity under the Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público) with functions of inspection, supervision and control over the entities involved in financial activities, capital markets, insurance and any other services related to the management, use or investment of resources collected from the public.References to “U.S.” or “United States” refer to the United States of America.

ii

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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The Bank’s audited Consolidated Financial Statements are prepared following the accounting practices and the special regulations of the SFC, or, in the absence of such regulations, Colombian banking GAAP. Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 31 to the Bank’s audited Consolidated Financial Statements included in this Annual Report provides a description of the principal differences between Colombian banking GAAP and U.S. GAAP as they relate to the Bank’s audited Consolidated Financial Statements and provides a reconciliation of consolidated net income and consolidated stockholders’ equity for the years and dates indicated herein. References to Colombian banking GAAP in this Annual Report are to Colombian banking GAAP as supplemented by the applicable regulations of the SFC.

For consolidation purposes under Colombian banking GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies. In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations.

For 2013, the Bank’s Consolidated Financial Statements include entities in which it holds, directly or indirectly,a majority of the outstanding voting rights. The Bank consolidates directly Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Banca de Inversión, Compañía de Financiamiento Tuya S.A., Bancolombia Puerto Rico Internacional Inc., Bancolombia Panama S.A., Valores Bancolombia S.A. Comisionista de Bolsa, Factoring Bancolombia S.A. Compañía de Financiamiento, FCP Fondo Colombia Inmobiliario S.A., Patrimonio Autónomo Cartera LBC and Banistmo S.A. Some of the Bank’s Subsidiaries also consolidate their own subsidiaries. Bancolombia Panama consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A. Sinesa, Suleasing International USA, Inc. and Banagrícola (which, in turn, consolidates Inversiones Financieras Banco Agrícola S.A. IFBA, Banco Agrícola, Arrendadora Financiera S.A. Arfinsa, Credibac S.A. de C.V., Valores Banagrícola S.A. de C.V., Banagrícola Guatemala S.A., and Bagrícola Costa Rica). Banca de Inversión consolidates BIBA Inmobiliaria S.A.S., Valores Simesa S.A., Inversiones CFNS S.A.S. (which, in turn, consolidates CFNS Infraestructura S.A.S., Vivayco S.A.S. and Uff Móvil S.A.S.). Leasing Bancolombia consolidates Leasing Perú S.A., Renting Colombia (which, in turn, consolidates Arrendamiento Operativo CIB S.A.C., Fondo de Inversión en Arrendamiento Operativo Renting Perú, Capital Investments SAFI S.A., and Transportempo S.A.S.). Valores Bancolombia consolidates Valores Bancolombia Panama S.A. and Suvalor Panama Fondo de Inversión S.A. Fiduciaria Bancolombia consolidates FiduPerú S.A. Sociedad Fiduciaria and Banistmo consolidates Banistmo Investment Corporation S.A., Financiera Flash S.A., Grupo Financomer S.A., Financomer S.A., Leasing Banistmo S.A., Seguros Banistmo S.A., Securities Banistmo S.A., Banistmo Capital Markets Group Inc., Banistmo Asset Management Inc., Anavi Investment Corporation S.A., Williamsburg International Corp., Van Dyke Overseas Corp., M.R.C. Investment Corp., Inmobiliaria Bickford S.A., Desarrollo del Oriente S.A., Bien Raices Armuelles S.A. , Steens Enterpresies S.A., Ordway Holdings S.A. and Inversiones Castan S.A. See “Item 4. Information on the Company – C. Selected Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Bank maintains accounting records in pesos. The audited Consolidated Financial Statements of Bancolombia as of December 31, 2013, and 2012 and for the three years ended December 31, 2013 (collectively, including the notes thereto, the “Financial Statements”) contained in this Annual Report are expressed in pesos.

This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 1,926.83 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2013 the last business day of the year. The Representative Market Rate is computed and certified by the SFC, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including Bancolombia). The SFC also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 28, 2014, the Representative Market Rate was COP 1,942.37 per USD 1.00.

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

The selected consolidated financial data as of December 31, 2013 and 2012, and for each of the three fiscal years in the period ended December 31, 2013 set forth below has been derived from the Bank’s audited Consolidated Financial Statements included in this Annual Report. The selected consolidated financial data as of December 31, 2011, 2010 and 2009, and for each of the two fiscal years in the period ended December 31, 2010 set forth below have been derived from the Bank’s audited Consolidated Financial Statements for the respective periods, which are not included herein.

The selected consolidated financial data should be read in conjunction with the Bank’s Consolidated Financial Statements, related notes thereto, and the reports of the Bank’s independent registered public accounting firms.

Differences Between Colombian banking GAAP and U.S. GAAP Results

The Bank’s Consolidated Financial Statements have been prepared in accordance with Colombian banking GAAP, which are the accounting principles and policies that are summarized in “Note 2. Summary of Significant Accounting Policies” to the Bank’s Consolidated Financial Statements included in this Annual Report. These accounting principles and policies differ in some significant respects from U.S. GAAP.

Consolidated net income attributable to the controlling interest under U.S. GAAP for the year ended December 31, 2013 was COP 1,415,635 million (compared with COP 1,633,563 million for fiscal year 2012 and COP 1,043,636 million for fiscal year 2011). A reconciliation of consolidated net income and consolidated stockholders’ equity under U.S. GAAP is included in “Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Consolidated Financial Statements included in this Annual Report.

	As of and for the year ended December 31,
	2013(1)		2013		2012		2011		2010		2009
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
Colombian banking GAAP:
Interest income	USD	4,219,721	COP	8,130,684	COP	7,661,883	COP	5,945,594	COP	4,960,640	COP	6,427,698
Interest expense		(1,620,342)		(3,122,126)		(2,894,860)		(2,042,006)		(1,571,581)		(2,625,416)
Net interest income		2,599,379		5,008,558		4,767,023		3,903,588		3,389,059		3,802,282

Provisions for loans, finance leases and accrued interest losses, net of recoveries (2)		(603,415)		(1,162,679)		(1,072,520)		(596,417)		(512,585)		(1,103,595)
Provision for foreclosed assets and other assets, net of recoveries		(35,250)		(67,921)		(38,353)		(2,288)		(35,130)		(49,779)
Net interest income after provisions		1,960,714		3,777,958		3,656,150		3,304,883		2,841,344		2,648,908

Fees and income from services and other operating income, net		1,430,578		2,756,481		2,640,137		2,359,821		2,115,970		1,886,949
Operating expenses		(2,407,726)		(4,639,280)		(4,162,382)		(3,606,348)		(3,098,479)		(2,895,145)
Net operating income		983,566		1,895,159		2,133,905		2,058,356		1,858,835		1,640,712

Net non-operating income excluding minority interest		28,247		54,427		40,938		87,406		99,293		93,232
Minority interest (loss)		(9,012)		(17,364)		(5,723)		(11,351)		(13,217)		(15,081)
Income before income taxes		1,002,801		1,932,222		2,169,120		2,134,411		1,944,911		1,718,863

Income taxes		(216,467)		(417,095)		(467,074)		(470,517)		(508,417)		(462,013)
Net income	USD	786,334	COP	1,515,127	COP	1,702,046	COP	1,663,894	COP	1,436,494	COP	1,256,850

Weighted average of Preferred and Common Shares outstanding(3)				851,827,000		845,531,918		787,827,003		787,827,003		787,827,003
Basic and Diluted net income per share(3)	USD	0.92	COP	1,779	COP	2,013	COP	2,112	COP	1,823	COP	1,595
Basic and Diluted net income per ADS		3.69		7,116		8,052		8,448		7,292		6,380
Cash dividends declared per share				776		754		708		669		637
Cash dividends declared per share (stated in U.S. dollars)				0.40		0.43		0.36		0.35		0.31
Cash dividends declared per ADS				3,104		3,016		2,832		2,675		2,547
Cash dividends declared per ADS (stated in U.S. dollars)				1.61		1.71		1.46		1.40		1.25

U.S. GAAP:(4)
Net income attributable to the controlling interest	USD	734,696	COP	1,415,635 (6)	COP	1,633,563 (6)	COP	1,043,636 (6)	COP	1,544,761 (6)	COP	1,172,524
Basic and Diluted net income per common share (5)		0.86		1,662		1,932		1,325		1,961		1,488
Basic and Diluted net income per ADS (5) (6)		3.45		6,648		7,728		5,300		7,844		5,952

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 1,926.83 per USD 1.00, which is the Representative Market Rate calculated on December 31, 2013 (the last business day of 2013), as reported by the SFC. Such translation should not be construed as representations that the Colombian pesos amount represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)	Represents the provision for loans, accrued interest losses and other receivables, net and recovery of charged-off loans. Includes a provision for accrued interest losses amounting to COP 51,774 million, COP 48,085 million, COP 31,852 million, COP 33,540 million and COP 46,840 for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 respectively.

(3)	The weighted average of preferred and common shares outstanding for fiscal year 2013 includes 342,122,416 preferred shares and 509,704,584 common shares, for fiscal year 2012 includes 335,827,334 preferred shares and 509,704,584 common shares, and for fiscal years 2011, 2010 and 2009, includes 278,122,419 preferred shares and 509,704,584 common shares.

(4)	Refer to “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP” of our Consolidated Financial Statements included in this Annual Report.

(5)	Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of common shares outstanding (509,704,584 for 2013, 2012, 2011, 2010 and 2009). See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP”.

(6)	Basic and diluted net income per ADS for any period is defined as basic and diluted net income per share multiplied by four as each ADS is equivalent to four preferred shares of Bancolombia. Basic and diluted net income per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity.

CONSOLIDATED BALANCE SHEET

	As of the year ended December 31,
	2013(1)		2013			2012			2011		2010		2009
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED BALANCE SHEET
Colombian banking GAAP:
Assets:
Cash and due from banks	USD	5,930,695	COP	11,427,441		COP	7,144,015		COP	6,818,307	COP	5,312,398	COP	4,983,569
Funds sold and securities purchased under agreements to resell		2,066,194		3,981,205			1,025,082			910,690		842,636		2,388,790
Investment securities, net		7,165,028		13,805,790			12,554,311			9,958,191		8,675,762		8,914,913
Loans and financial leases, net		44,318,393		85,394,012			66,739,040			58,575,846		46,091,877		39,610,307
Accrued interest receivable on loans and financial leases, net		290,929		560,572			524,041			439,189		317,532		338,605
Customers’ acceptances and derivatives		312,643		602,409			783,014			741,296		784,888		205,367
Accounts receivable, net		797,796		1,537,218			1,243,263			1,016,985		797,715		806,885
Premises and equipment, net		1,137,452		2,191,677			1,341,698			1,622,311		1,174,625		992,041
Premises and equipment under operating leases, net		1,515,017		2,919,181			2,191,928			1,380,057		1,006,108		843,054
Foreclosed assets, net		53,749		103,565			84,818			53,194		70,277		80,668
Prepaid expenses and deferred charges, net		358,585		690,932			772,930			785,456		319,864		185,811
Goodwill, net		1,862,750		3,589,203			571,373			679,861		750,968		855,724
Other assets		1,344,234		2,590,110			2,088,947			1,697,648		1,185,977		922,265
Reappraisal of assets		738,480		1,422,926			851,920			783,989		764,529		736,366
Total assets	USD	67,891,945	COP	130,816,241		COP	97,916,380		COP	85,463,020	COP	68,095,156	COP	61,864,365

Liabilities and stockholders’ equity:
Deposits	USD	44,921,752	COP	86,556,579		COP	64,158,720		COP	52,434,492	COP	43,538,967	COP	42,149,330
Borrowings(3)		6,491,539		12,508,092			5,271,508			7,458,926		5,250,587		4,039,150
Other liabilities		9,995,028		19,258,724			16,879,197			16,576,242		11,358,462		8,643,056
Stockholder’ equity		6,483,626		12,492,846			11,606,955			8,993,360		7,947,140		7,032,829
Total liabilities and stockholders’ equity	USD	67,891,945	COP	130,816,241		COP	97,916,380		COP	85,463,020	COP	68,095,156	COP	61,864,365

U.S. GAAP:
Stockholders’ equity attributable to the controlling interest	USD	6,303,905	COP	12,146,554	(2)	COP	11,145,490	(2)	COP	8,589,202	COP	8,069,346	COP	7,095,266
Stockholders’ equity per share(4)		7,400		14,259			13,182			10,902		10,243		9,006
Stockholders’ equity per ADS(4)		29,601		57,036			52,728			43,608		40,972		36,024

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 1,926.83 per USD 1.00, which is the Representative Market Rate calculated on December 31, 2013 (the last business day of 2013), as reported by the SFC. Such translation should not be construed as representations that the Colombian pesos amount represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)	Refer to “Note 31, Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Consolidated Financial Statements included in this Annual Report.

(3)	Includes other interbank borrowing, development and other domestic banks.

(4)	The weighted average (rounded to the nearest million) of preferred and common shares outstanding was 852 million for the fiscal year ended December 31 2013, 845 million for the fiscal year ended December 31 2012 and 788 million for the fiscal year ended December 31, 2011, 2010 and 2009. Stockholders’ equity per share is equal to stockholders’ equity under U.S. GAAP divided by the weighted average of preferred and common shares outstanding, stockholders’ equity per ADS is equal to stockholders’ equity per share multiplied by four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia). Stockholders’ equity per share and stockholders’ equity per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. The non-GAAP financial measures described in this footnote are not a substitute for the GAAP measures of financial performance and should not be considered as an alternate measure of stockholders’ equity as determined on a consolidated basis using amounts derived from the consolidated balance sheet prepared in accordance with Colombian banking GAAP.

See ―“Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009.

SELECTED RATIOS

	As of and for the year ended December 31,
	2013	2012	2011	2010	2009
	(Percentages, except for operating data)
SELECTED RATIOS:(1)
Colombian banking GAAP:
Profitability ratios:
Net interest margin(2)	5.48	6.49	6.17	6.38	7.22
Return on average total assets(3)	1.37	1.92	2.20	2.27	2.01
Return on average stockholders’ equity(4)	12.76	15.97	20.22	19.71	19.59
Efficiency Ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	59.75	56.19	57.58	56.28	50.89
Capital ratios:
Period-end stockholders’ equity as a percentage of period-end total assets	9.55	11.85	10.52	11.67	11.37
Period-end regulatory capital as a percentage of period-end risk- weighted assets(5)	10.61	15.77	12.46	14.67	13.23
Credit quality data:
Non-performing loans as a percentage of total loans(6)	1.82	1.76	1.52	1.91	2.44
“C”, “D” and “E” loans as a percentage of total loans	4.11	3.96	3.82	4.32	5.11
Allowance for loan and accrued interest losses as a percentage of non-performing loans	253.33	268.96	306.94	274.36	241.08
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans(7)	112.27	119.30	121.69	121.45	115.25
Allowance for loan and accrued interest losses as a percentage of total loans	4.62	4.72	4.65	5.24	5.89

OPERATING DATA:
Number of branches(8)	1,090	993	952	921	889
Number of employees(9)	28,759	24,820	24,126	22,992	21,201

(1)	Ratios were calculated on the basis of monthly averages.
(2)	Net interest income divided by average interest-earning assets.
(3)	Net income divided by average total assets.
(4)	Net income divided by average stockholders’ equity.
(5)	For an explanation of risk-weighted assets and Technical Capital, see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – Capital Adequacy Requirements”.

(6)	Non-performing loans are small business loans that are past due 30 days or more, mortgage and consumer loans that are past due 60 days or more and commercial loans that are past due 90 days or more. (Each category includes financial leases.)
(7)	The decrease in this coverage ratio is explained by the formation of PDLs during the year, which was faster than the pace of increase in allowances in the balance sheet. See “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Classification of the loan portfolio and Credit Categories for a description of “C”, “D” and “E” Loans”.
(8)	Number of branches includes branches of the Consolidated Financial Statements.
(9)	The number of employees includes employees of the Bank’s consolidated Subsidiaries.

Exchange Rates

On March 31, 2014, the Representative Market Rate was COP 1,969.45 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the SFC calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period-End

March 2014	1,965.32	2,052.51	1,969.45
February 2014	2,022.68	2,054.90	2,046.75
January 2014	1,924.79	2,021.10	2,021.10
December 2013	1,921.22	1,948.48	1,926.83
November 2013	1,901.22	1,932.77	1,931.88
October 2013	1,879.46	1.894.06	1,889.16

Source: SFC.

The following table sets forth the peso/U.S. dollar representative market rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Peso/USD 1.00
Representative Market Rate
Period	Period-End	Average

2013	1,926.83	1,881.04
2012	1,768.23	1,798.08
2011	1,942.70	1,852.83
2010	1,913.98	1,901.67
2009	2,044.23	2,179.64

Source: SFC.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investors should consider the following risks and uncertainties, and the other factors presented in this Annual Report. In addition, the information referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated by reference in this Annual Report, in any of the Bank’s future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. If any of the following risks occur, the Bank’s business, results of operations and financial condition, its ability to raise capital and its ability to access funding could be materially and adversely affected. These risk factors should not be considered a complete list of potential risks that may affect Bancolombia.

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates.

Changes in economic and political conditions in Colombia, El Salvador, Panama or in the other countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality are significantly dependent on the macroeconomic and political conditions prevailing in Colombia, El Salvador, Panama and the other jurisdictions in which the Bank operates. Accordingly, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as among others, currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in such jurisdictions may affect the overall business environment and may in turn impact the Bank’s financial condition and results of operations.

In particular, the governments of Colombia, El Salvador and Panama have historically exercised substantial influence on their economies, and they are likely to continue to implement policies that will have an important impact on the entities in such countries (including the Bank), market conditions, prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations, may cause instability and volatility in Colombia EL Salvador, Panama and their respective markets. Future developments in government policies could impair the Bank’s business or financial condition or the market value of its securities

The economies of the countries in which the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general contagion effects, which could have a material adverse effect on such countries economic growth and ability to service their public debt.

A significant decline in the economic growth or a sustained economic downturn of any of Colombia’s, El Salvador’s or Panama´s major trading partners (i.e., the United States, China, Venezuela and Ecuador for Colombia and the United States for El Salvador and Panama) could have a material adverse impact on Colombia’s, El Salvador’s and Panama’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation of neighboring countries could affect the national stability of Colombia or the Colombian economy by disrupting Colombia’s diplomatic or commercial relationships with these countries. Although relations with other countries have improved significantly with the current government, the possibility of any further tensions may cause political and economic uncertainty, instability, market volatility, low confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity in Colombia, El Salvador and Panama.

A contagion effect, in which an entire region or class of investment is disfavored by international investors, could negatively affect Colombia, El Salvador and Panama or other economies where the Bank operates, as well as the market prices and liquidity of securities issued or owned by the Bank.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, El Salvador, Panama or other countries where the Bank operates, could adversely affect the Bank’s consolidated results.

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

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Given that a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

Colombia has experienced several periods of violence and instability, and such instability could affect the economy and the Bank.

Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units, and currently is in the process of negotiating a peace treaty with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia) (“FARC”). In addition, in late 2012, the Colombian government commenced a new peace process with the FARC in Colombia. Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future. The Bank’s business or financial condition and the market value of the Bank’s securities and any dividends distributed by it, could be adversely affected by rapidly changing economic and social conditions in Colombia and by the Colombian government’s response to such conditions.

Risk Factors Relating to the Bank’s Business and the Banking Industry

Changes in banking laws and regulations in Colombia and in other jurisdictions in which the Bank operates could adversely affect the Bank’s consolidated results.

Changes in banking laws and regulations, or in their official interpretation, in Colombia and in other jurisdictions in which the Bank operates, may have a material effect on the Bank’s business and operations. Since banking laws and regulations change frequently, they could be adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business.

In August 2013 the regulation relating to capital adequacy requirements (Decree 1771 of 2012) was implemented and Bancolombia currently complies with applicable capital requirements. However, there can be no assurance that future regulation will not change or require Bancolombia or its subsidiaries to seek additional capital.

Moreover, regulators in other jurisdictions have not reached consensus as to the appropriate level of capitalization for financial services institutions. Regulators in the jurisdictions in which Bancolombia operates may alter the current regulatory capital requirements to which Bancolombia is subject and thereby require equity increases that could dilute existing stockholders, lead to required asset sales or adversely impact the return on stockholders’ equity and/or the market price of the Bank’s common and preferred shares.

Furthermore, the Colombian government has presented to Congress an initiative to create a new type of financial institution that will have the sole purpose of offering electronic deposits and payments in order to promote financial inclusion. If the law is enacted this could create a new competitive environment that could adversely affect the Bank’s business and profitability.

Banking regulations, accounting standards and corporate disclosure applicable to the Bank and its subsidiaries differ from those applicable in the United States and other countries.

While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from those in effect in other countries. The Bank prepares its annual audited Consolidated Financial Statements in accordance with Colombian banking GAAP, which differs in certain significant respects from U.S. GAAP and International Financial Reporting Standards (“IFRS”). Thus, Colombian financial statements and reported earnings may differ from those of companies in other countries in these and other respects. Some of the differences affecting earnings and stockholders’ equity include, but are not limited to the accounting treatment for restructuring, loan origination fees and costs, equity tax, securitization, fair value adjustment in debt securities, deferred income taxes and the accounting treatment for business combinations. Moreover, under Colombian banking GAAP, allowances for non-performing loans are computed by establishing each non-performing loan’s individual inherent risk using criteria established by the SFC that differ from those used under U.S. GAAP. See “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of Loan Loss Experience – Allowance for Loan Losses”.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries in which it operates, and any sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador, Panama and the other jurisdictions in which the Bank operates. These regulatory authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by banks. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. In addition, the supervisory authorities of Colombia and El Salvador have reached an agreement for consolidated supervision which allows them to perform transnational inspection processes Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

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

In the past, there have been disputes in Colombia among commercial businesses, payment service providers and banks regarding credit card interbank exchange fees (tarifa interbancaria de intercambio). Although such disputes have been resolved, the Superintendency of Industry and Commerce has the authority to initiate new investigations relating to such fees. Any new investigations may lead to requirements that the Bank agree to additional decreases, which in turn could impact the Bank’s financial results.

Furthermore, pursuant to article 62 of Law 1430 of 2010, Congress granted the Colombian government power and authority to establish criteria and formulas applicable to the calculation of banking fees and charges and define maximum limits to banking fees and charges. On December 20, 2011 the government used the authority granted by Law 1430 of 2010 and enacted Decree 4809 of 2011 in which it set forth caps tothe bank fees that may be charged on ATM withdrawals outside of each bank’s respective networks.

As of the date of this Annual Report, an initiative regarding banking fees is being discussed in Congress, and has been approved in its second debate out of four needed for it to become a law. If the law is enacted in its current form, however banks would be required cease charging transactional and service fees from those individuals whose income is equal or under two SMMLV, provided that this benefit would only apply to one savings account per individual. The likelihood of this initiative becoming a law is uncertain given that there have been two similar unsuccessful initiatives discussed in Congress in recent years and the two pending debates would have to be completed before June 2014.

In addition, Law 1555 of 2012 prohibits prepayment penalties for loans worth less than 880 SMMLV (mortgage loans are excluded).

Further limits or regulations regarding banking fees, could have a negative effect on our results of operations and financial condition.

Colombian tax haven regulation could adversely affect the Bank’s business and financial results.

Decree 2193 of 2013 designates 44 jurisdictions as tax havens for Colombian tax purposes. It also excludes temporarily seven countries, including Panama while the colombian government negotiates tax information exchange agreements with each of them. If Panama and Colombia do not sign a tax information exchange agreement before August 2014, Panama would be considered as a tax haven under Colombian tax regulations. As a result, the Bank’s clients in Panama who are residents in such jurisdiction would be subject to the following regulations: (i) higher withholding tax rates including a higher withholding rates over financial yields derived from investments in the Colombian securities market), (iii) the transfer pricing regime and its reporting duties, (iii) residing in a tax haven serves as an assumption for Colombian authorities to qualify a conduct as abusive under tax regulations, (iv) payments made to residents or entities located in tax havens are not considered as costs or deduction, unless the respective withholding tax has been applied, and (v) other additional information disclosure requirements, which could have a negative impact on Bancolombia’s business and financial results.

The Bank and most of its subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010.

Bancolombia and most of its subsidiaries are considered foreign financial institutions (“FFIs”) under the Foreign Account Tax Compliance Act of 2010 (the “FATCA”) (see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries”). Given the size and the scope of the Bank´s international operations, we intend to take all necessary steps to comply with FATCA (including entering into agreements with the U.S. tax authorities). However, if the Bank cannot enter into such agreements or satisfy the requirements thereunder, certain payments to Bancolombia or its Subsidiaries may be subject to withholding under the FATCA. The possibility of such withholding and the need for accountholders and investors to provide certain information may adversely affect our results of operations and financial condition. In addition, entering into agreements with the Internal Revenue Service (“IRS”), compliance with the terms of such agreements and with the FATCA, any regulations or other guidance promulgated thereunder or any legislation promulgated under an intergovernmental agreement (“IGA”) may increase our compliance costs. We are currently in the process of implementing FATCA compliance on a group wide level. Because legislation and regulations implementing the FATCA in the countries in which we operate and the IGAs remain under development, the future impact of this law on the Bank is still uncertain.

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

In addition, the amount of the Bank’s non-performing loans may increase in the future as a result of factors beyond the Bank’s control, such as changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia and other jurisdictions in which the Bank operates or has exposure, or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, causing the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

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

Bancolombia is a leader in the Colombian mortgage loan market. Colombia’s mortgage loan market is highly regulated and has historically been affected by various macroeconomic factors. Although interest rates have decreased, during recent years, periods of sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

The Bank is subject to concentration of default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2013, the aggregate outstanding principal amount of the Bank’s 20 largest credit exposures, on a consolidated basis, represented approximately 7.3% of the loan portfolio, of the Bank and no single exposure represented more than 1% of the loan book. Also, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”. However, problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

The value of the collateral or guarantees securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia, El Salvador and Panama, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include market factors, environmental risks, natural disasters, macroeconomic factors and political events affecting the local economy. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult, and may result in losses that could materially and adversely affect the Bank’s results of operations and financial position.

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

The Bank has significant exposure to sovereign risk, and especially Colombian sovereign risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt securities.

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including securities issued or guaranteed by the Colombian government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2013, the Bank’s total debt securities represented 9.27% of its total assets, and 49.85% of these securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position. In addition, a downgrade in Colombia’s credit ratings could result in downgrades of the Bank’s ratings.

The Bank is subject to market, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes and on behalf of its customers. The Bank is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less developed in the jurisdictions in which the Bank operates as compared to other more economically developed countries, and the court systems in such jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there are increased operating and structural risks associated with derivatives transactions in these jurisdictions.

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

The Bank is subject to operational risks and losses.

The Bank’s businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors, technological failures and failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems. The Bank has adopted procedures to prevent and manage each of the operational risks, but there can be no assurance that our procedures will be sufficient to prevent losses resulting from these risks.

In addition the Bank’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of financial institutions have suffered material losses due to the actions of employees and third parties. The precautions the Bank takes to prevent and detect employee and third-party misconduct may not always be effective.

The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of its risk management, reputation and internal control system as well as its financial condition and results of operations.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at its various branches across numerous markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, its risk management and internal control systems, the quality of its service, and the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection and management system, its business operations, financial condition, reputation and results of operations could be materially and adversely affected.The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests and other client information, to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products, resulting in additional costs for the Bank and potentially fines and penalties by regulators could materially and adversely affect the Bank’s results of operations and financial position.

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

The controls that the Bank has implemented in order to anticipate, identify and offset those threats, such as perimeter defenses, security backups, special 24/7 teams and ongoing security tests have been effective in maintaining cyber security risk at a low level. However, any failure by the Bank to detect cyber security risk in a timely manner could result in a negative impact on the Bank’s results of operations and financial condition.

Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect the Bank’s competitiveness, financial condition and results of operations.

The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank is currently undertaking a project to update its information technology platform (“IT platform”) that will result in significant changes in its treasury and credit cardsoperations. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management systems in a timely manner could materially and adversely affect the Bank’s competitiveness, financial condition and results of operations.

The occurrence of natural disasters in the regions in which the Bank operates could impair its ability to conduct business effectively and could impact its results of operations.

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

An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. The Bank may base assessments of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. recent acquisitions, including the acquisition of a minority interest in Grupo Agromercantil and the acquisition of Banistmo (see “Item 4. Information on the Company. – A. History and development of the Company – Recent Developments”), and any future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with the Bank’s expectations and could adversely affect its operations and profitability.

The Bank’s concentration in and reliance on short-term deposits may increase its funding costs.

The Bank’s principal source of funds is short-term deposits, which on a consolidated basis represented 73.2% of total liabilities at the end of 2013 compared to 74.3% and 68.6% at the end of 2012 and 2011, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

The Bank’s policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose the Bank to fines and other liabilities.

The Bank is required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While the Bank has adopted policies and procedures aimed at detecting and preventing the use of its banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases been adopted only recently and may not completely eliminate instances where the Bank may be used by other parties to engage in money laundering and other illegal or improper activities. If the Bank fails to fully comply with applicable laws and regulations, it may facefines and other penalties, including restrictions on its ability to conducts business. In addition, the Bank’s business and reputation could suffer if customers use the Bank for money laundering or illegal or improper purposes.

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

The Central Bank may impose certain mandatory deposit requirements in connection with foreign currency denominated loans obtained by Colombian residents, including the Bank, although no such mandatory deposit requirement is currently in effect. We cannot predict or control future actions by the Central Bank in respect of deposit requirements, which may involve the establishment of a mandatory deposit percentage, and the use of such measures by the Central Bank may be a disincentive for the Bank and our clients to obtain loans denominated in a foreign currency.

Risks Relating to the Preferred Shares and the American Depositary Shares (“ADSs”).

Preemptive rights may not be available to holders of American Depositary Recipts (“ADRs”) evidencing ADSs.

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement thereunder is available. In accordance with the deposit agreement between the Bank and the Depositary, the Depositary, after consulting with the Bank, will have discretion as to the procedure for making preemptive rights available to the holders of ADRs, disposing of such rights and making any proceeds available to such holders. The Depositary shall have discretion as to the procedure to be followed in making such rights available to any holders of ADRs or in disposing of such rights on behalf of any holders of ADRs and making the net proceeds available to such holders of ADRs or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any holders of ADRs or dispose of such rights and make the net proceeds available to such holders of ADRs, and the Bank is obligated to file a registration statement or find a corresponding exemption only if it determines to extend the rights to holders of the ADRs. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, the Bank might decide not to file a registration statement in some cases. In connection with its recent rights offering in January, 2012, the Bank did not file such a registration statement.

To the extent holders of ADRs are unable to exercise preemptive rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, the Depositary may attempt to sell the holders’ preemptive rights and distribute the net proceeds from that sale, if any, to such holders. If by the terms of any rights offering or for any other reason the Depositary is unable or chooses not to make those rights available to any holder of ADRs, or if it is unable or for any reason chooses not to sell those rights, the Depositary may allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADRs will be proportionately diluted.

The Bank’s preferred shares have limited voting rights.

The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under the Bank’s by-laws and Colombian law, the Bank’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank’s ADRs and preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and, consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.

Holders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.

Holders of the Bank’s ADRs may encounter difficulties in the exercise of some of their rights with respect to the shares underlying ADRs. If the Bank makes a distribution to holders of underlying shares in the form of securities, the Depositary is allowed, in its discretion, to sell those securities on behalf of ADR holders and instead distribute the net proceeds to the ADR holders. Also, under some circumstances, ADR holders may not be able to vote by giving instructions to the Depositary in those limited instances in which the preferred shares represented by the ADRs have the power to vote. This may occur in the event that ADR holders do not receive from the Depositary a notice of meeting sufficiently prior to the instruction date to ensure that the Depositary will vote the preferred shares represented by the ADRs in accordance with instructions received from such holders, and there are no circumstances in which holders of ADRs may vote in a way other than providing instructions to the Depositary.

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

Bancolombia is Colombia’s leading financial institution, with a presence in other jurisdictions such as Panama, El Salvador, Puerto Rico, Guatemala, the Cayman Islands, and Peru, providing a wide range of financial products and services to a diversified individual, corporate, and government customer base throughout Colombia, Latin America and the Caribbean region.

Bancolombia is a stock company (sociedad comercial por acciones, de la especie anónima) domiciled in Medellín, Colombia and operates under Colombian laws and regulations, mainly the Colombian Code of Commerce, the Financial Statute - Decree 663 of 1993 and Decree 2555 of 2010. Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”, and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages, as Conavi and Corfinsura were two of the top financial institutions in the Colombian market at the time. Conavi, a mortgage bank in Colombia and one of the strongest in retail operations, significantly increased the Bank’s participation and know-how in these specific markets. On the other hand, Corfinsura, then the largest financial corporation in Colombia and highly regarded for its expertise in handling large and mid-sized corporate credit and financial services, its investment bank and its modern and diversified treasury department, materially strengthened Bancolombia’s multi-banking franchise.

In May 2007, Bancolombia Panama acquired Banagrícola, which controls several subsidiaries, including Banco Agrícola in El Salvador, and is dedicated to banking, commercial and consumer activities and brokerage. Through its first international acquisition, Bancolombia gained a leadership position in the Salvadorian market.

In October 2013, Bancolombia Panama paid approximately USD 217 million to acquire a 40% interest in Grupo Agromercantil Holding S.A., the parent company of Banco Agromercantil de Guatemala, and certain other companies dedicated to securities brokerage, insurance, and other financial businesses. Additionally, in the same month, Bancolombia acquired a 100% percent interest in the ordinary voting shares, and 1,325,780 preferred shares of Banistmo, a Panamanian banking entity and its subsidiaries involved in the securities brokerage, trust, consumer finance, leasing, and insurance businesses. Bancolombia paid a purchase price of USD 2,234 million. Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Stock Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 Bancolombia’s common shares have been traded on the Colombian Stock Exchange under the symbol “BCOLOMBIA”. See “Item 9. The Offer and Listing”.

Bancolombia has grown substantially over the years, both through organic growth and acquisitions. As of December 31, 2013, Bancolombia had, on a consolidated basis:

COP 130,816 billion in total asset;

COP 85,394 billion in total net loans and financial leases;

COP 86,557 billion in total deposits; and

COP 12,493 billion in stockholders’ equity.

Bancolombia’s consolidated net income for the year ended December 31, 2013 was COP 1,515 billion, representing a return on average equity of 12.76% and return on average assets of 1.37%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RECENT DEVELOPMENTS

Wind-down of Bancolombia’s Miami Agency

On March 5, 2013, Bancolombia announced its decision to wind-down the business and operations of its agency in Miami, Florida. This decision was mainly based on the strategy to focus the Bank’s international operations on other markets. The wind-down process wascompleted on August 30, 2013.

Offer to exchange notes

On July 24, 2013, Bancolombia announced the results of its offer to exchange (the “Exchange Offer”) all of its outstanding unregistered 5.125% Subordinated Notes due 2022 issued under the indenture dated September 25, 2012 (the “Old Notes”) for new 5.125% Subordinated Notes due 2022 issued under the indenture dated September 11, 2012 (the “New Notes”), which are registered under the U.S. Securities Act of 1933, as amended.

In total, USD 224,513,000 aggregate principal amount of the Old Notes, representing approximately 98.70% of the aggregate principal amount outstanding of the Old Notes, were validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer. All of the Old Notes validly tendered and not validly withdrawn were accepted for exchange pursuant to the terms of the Exchange Offer.

A total of USD 2,945,000 aggregate principal amount of the Old Notes remain outstanding.

Acquisition of Grupo Agromercantil

On October 1, 2013, after having obtained the required regulatory authorizations, Bancolombia Panama completed the acquisition of 40% of the commom shares of Grupo Agromercantil Holding S.A. a Panamanian company, and paid an approximate purchase price of USD 217 million. As part of this transaction, Bancolombia Panama and Bam Financial Corporation entered into a shareholders agreement, which provides, among other things, for the acquisition by Bancolombia Panama of control of Grupo Agromercantil Holding S.A. in the medium term.

Grupo Agromercantil Holding owns the Guatemalan financial conglomerate Agromercantil, which includes, among others, Banco Agromercantil BAM of Guatemala, Mercom Bank Ltd, an offshore bank based in Barbados, and Seguros Agromercantil of Guatemala.

Acquisition of Banistmo

On October 28, 2013, Bancolombia completed the acquisition of 100% of the common shares, and 1,325,780 of preferred shares of Banistmo representing 90.1%. After having obtained the required regulatory approvals and satisfied certain other conditions for completion of the transaction.

Bancolombia paid a consideration amount of USD 2,234 million to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc. The consideration amount included customary adjustments in accordance with the share purchase agreement.

The transaction included Banistmo’s Panamanian subsidiaries, which are involved in the securities, brokerage, trust, consumer finance and leasing, businesses, as well as an insurance company, and certain other companies.

Dematerialization of issued and outstanding shares

On December 17, 2013, Bancolombia’s shareholders, in their extraordinary meeting, approved the decision to dematerialize the issued and outstanding shares of the Bank. The dematerialization was completed on January 20, 2014.

Consequently, the Bank’s shares are held and traded exclusively in dematerialized form and all transfers are made through book-entry records made by the Deposito Centralizado de Valores – Deceval and registered in the shareholders’ registry, in accordance with the Bank’s by-laws and applicable Colombian law.

Preferred shares public offering

On March 12, 2014, the Bank completed an offering of 110 million preferred shares offered to the public in Colombia at a subscription price of COP 24,200 per preferred share. The net proceeds amounted to approximately COP 2,656 billion.

PUBLIC TAKEOVER OFFERS

In 2013, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL EXPENDITURES AND DIVESTITURES

During 2013, total capital expenditures amounted to COP 80 billion. Such investments were mainly focused on an IT Platform renewal project (COP 665 million), the expansion of the Bank’s branch and ATM network (COP 198 million), the purchase of hardware for the expansion, updating and replacing current IT equipment (COP 9 billion), and other investments, such as an anti-fraud system and fixed assets (COP 70 billion).

In October 2013, Bancolombia completed the acquisition of HSBC Panama’s operation and paid USD 2,234 million for it.

In 2013, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

During 2012, total capital expenditures excluding interest in other companies amounted to COP 154 billion. Such investments were mainly focused on an IT Platform renewal project (COP 97 billion), the expansion of the Bank’s branch and ATM network (COP 12 billion), the purchase of hardware for the expansion, updating and replacing current IT equipment (COP 25 billion), and other investments, such as an anti-fraud system and fixed assets (COP 20 billion).

During 2011, total capital expenditures excluding interest in other companies amounted to COP 197 billion. Such investments were mainly focused on an IT Platform renewal project (COP 107 billion), the expansion of the Bank’s branch and ATM network (COP 41 billion), the purchase of hardware for the expansion, updating and replacing current IT equipment (COP 36 billion), and other investments, such as an anti-fraud system and fixed assets (COP 13 billion).

During 2014, the Bank expects to invest approximately COP 84 billion as follows: COP 4 billion in connection with the expansion of the Bank’s branch and ATM network, COP 25 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment and COP 55 billion in connection with other investments, such as an anti-fraud system and fixed assets. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s project portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital expenditures and divestitures in interests in other companies for the years ending December 31, 2013, 2012 and 2011:

	As of December 31,
Capital Expenditures (COP million)	2013		2012		2011		Total
Banistmo y Filiales(1)	COP	4,204,801	COP	-	COP	-	COP	4,204,801
Grupo Agromercanril Holding S.A (2)		411,110		-		-		411,110
Sura Asset Management España S.L.		-		266,772		-		266,772
Inversiones Inmobiliaria Arauco Alameda S.A.		10,755		27,645		3,479		41,879
Uff Móvil S.A.S		5,100		21,000		-		26,100
Avefarma S.A.S.		-		20,423		-		20,423
Panamerican Farmaceutical Holding INC		-		6,846		-		6,846
Glassfarma Tech S.A.S.		-		4,360		-		4,360
Construcciones El Cóndor S.A.		-		3,469		-		3,469
Grupo Odinsa S.A.		-		562		190,516		191,078
Fondos de Pensiones y de Cesantías Protección S.A.		-		-		64,891		64,891
Enka de Colombia S.A.		-		-		9,523		9,523
Others		16		861		2,034		2,911
Total Expenditures	COP	4,631,782	COP	351,938	COP	270,443	COP	5,254,163

_____________________

(1)	The amount of USD 2,234 million has been converted at the rate of COP 1,882.34 per USD 1.00, which is the Representative Market Rate calculated on October 28, 2013, as reported by the SFC.
(2)	The amount of USD 217 million has been converted at the rate of COP 1,893.77 per USD 1.00, which is the Representative Market Rate calculated on October 2, 2013, as reported by the SFC.

Capital Divestitures (COP million)	2013		2012		2011		Total
Erecos S.A. y Materiales Industriales S.A.	COP	2,650	COP	-	COP	-	COP	2,650
Prosicol S.A.S. ” liquidation “		565		-		-		565
Asesuisa S.A.(1)		-		173,285		-		173,285
Todo Uno Services Inc. (1)		-		3,161		-		3,161
Todo Uno Colombia S.A.(1)		-		228		-		228
AFP Crecer S.A.(1)		-		-		203,072		203,072
Promotora La Alborada S.A.(1)		-		-		1,124		1,124
Promotora de Hoteles Medellín S.A.		-		-		145		145
Others (1)		-		-		57		57
Total Divestitures	COP	3,215	COP	176,674	COP	204,398	COP	384,287

_____________________

(1)	Investments sold

B.	BUSINESS OVERVIEW

B.1.	GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate, Panama’s second bank by market share and off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as subsidiaries in Peru.

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

•	Debit cards: A product designed for people to manage their cash, deposited in a savings account. ATM’s and electronic payment channels are widely available in Colombia for both traditional and paypass cards. Different savings accounts are designed for several profiles of customers: “Young” segment, payroll savings, programmed savings, and preferential segment.

•	Plan Cuenta Pensión: Savings account designed to receive the pension payments made to the customer by a Pension Fund.

•	Checking accounts: Deposits can be made in cash or checks. This account grants overdraft protection for eventual cash flow needs. All Bancolombia’s ATMs and electronic payment systems are available to checking account customers.

•	Fixed term certificates of deposit: (CDT) Certificados de Depósito a Término. An investment option for individual clients seeking to deposit their capital at a fixed or variable interest rate; the variable interest rate depends on the term of the deposit. Interest can be reinvested in the CDT or disbursed to the owner of the capital at agreed intervals.

Financing: Bancolombia offers its customers a wide range of credit alternatives which include: trade financing, loans funded by domestic development banks, working capital loans, credit cards, personal loans, vehicle loans, payroll loans and overdrafts, among others. It also offers the following financial specialized products:

•	Personal Loan: Is a credit line of free investment destination that allows an individual earning an income greater than two times the minimum wage to obtain credit from the bank without use limitations

•	Prestanómina: Is a credit line attached to an authorized individual payrollamount.

•	Prestanómina FOPEP: Is a credit line attached to an authorized individual payroll figure for retired employees in the FOPEP (Public Pension Fund).

•	Auto Loans (new cars): Loan designed for clients interested in purchasing a new car for private or public use. The vehicle financed is used as collateral for the loan.

•	Auto Loans (used cars): Loan designed for clients interested in purchasing a used car for private or public use. The vehicle financed is used as collateral for the loan.

•	Motorcycle Loans (high cylindered): Loan designed for clients interested in purchasing a new motorcycle for private use. The motorcycle financed is used as collateral for the loan.

•	Credit Cards: Bancolombia offers several credit cards with three different franchises as well as private brands: MasterCard, Visa, and American Express (American Express is an exclusive franchise in Colombia for Bancolombia). These products are divided in different segments of the market, personal and corporate, designed to satisfy the needs of different customers with different purchase habits and income levels. All the traditional classifications are commercialized: Black, Platinum, Gold, Traditional, among others.

•	Credit line for Environmental Sustainability: Designed for customers who support new processes to optimize energy efficiency, use renewable energy and implement clean production in their businesses. This line of credit offers technical assistance, where experts evaluate and identify projects for the customer, and give advice regarding applicable tax benefits.

•	Student Loan: Designed for clients willing to finance graduate and undergraduate education programs in certified universities. The minimum withdrawal amount under the facility is COP 1,000,000, and a maximum of 250 SMMLV. Credit possibilities vary depending on the client’s debt capacity.

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

•	Factoring for Suppliers: For corporate clients, this product provides the funds to pay debt with suppliers at a fixed interest rate and with frequent periodic payments.

•	Discount of Account Receivables: Financing line for corporate customers known as “massive holders of account receivables”. The line of credit is based on a contract where the Bank ties several receivables in just one obligation, and acts as factor between the seller and the buyer, doing all the operational process.

•	Export and Import Factoring: Acquire cash flow based on invoices related to international trade at a specific asking price.

Financial and Operating Leases: Bancolombia, primarily through Leasing Bancolombia and its subsidiaries, offers financial and operating leases specifically designed for acquiring fixed assets.

•	Home Leases: Bancolombia provides an alternative to its clients to acquire their own real estate property. With a low initial payment, clients of the lease pay periodic fees, leaving a portion of the total capital to the end of the term as a possible purchase option.

•	Vehicle Leases: Bancolombia provides an alternative to its clients to purchase an automobile. With a low initial payment, clients of the lease pay periodic fees, leaving a portion of the total capital to the end of the term as a possible purchase option. It can also help companies, whose activity is connected to the transportation of goods and people, to acquire new vehicles for their operations.

•	Infrastructure Leases: Bancolombia provides an alternative to its clients to invest in infrastructure projects needed for the corporate and industrial segment. With a low initial payment, clients of the lease pay periodic fees, leaving a portion of the total capital to the end of the term as a possible purchase option.

Capital Markets: Bancolombia assists its clients in mitigating market risk through hedging instruments such as:

•	Foreign exchange forwards

•	Interest rate swaps

•	Cross currency swaps

•	Forward Novado

•	European style options

•	Arithmetic Asian Options

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

Valores Bancolombia and Valores Bancolombia Panamá offer direct access to local and international capital markets, through a full range of Brokerage and Investment Advisory Services that cover:

•	Equities

•	Fixed income

•	IBR and IPC BVC Futures

•	Foreign currencies

•	Futures

•	Third party asset management vehicles

•	Structured products.

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

Investment Banking: Bancolombia, through its subsidiary Banca de Inversión, offers a wide variety of value-added services that allows it to advise and assist companies from all economic sectors, including in areas relating to project finance, capital markets, capital investments, M&A, restructurings and corporate lending, etc.

Trust and Fiduciary Services: Bancolombia, through its subsidiary Fiduciaria Bancolombia, offers a broad and diversified portfolio of services for companies and individuals, meeting their needs with tailored services.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and improve its product portfolio. Below is a brief description of the new products and services introduced in 2013:

Prepaid Card: This product allows companies to make payments to their employees without the need of a savings account. It can be used for payroll payments, third party payments, travel expenses, treasury or gifts; allowing the cardholder to make purchases and ATM withdrawals.

E-prepaid Card: Digital prepaid card that allows users to charge money from a savings account. As a result, the client is able to purchase goods and services using the web without the need of a physical card.

E-Banking Colombia Demo: This is an interactive tool addressed especially to corporate customers to teach them how to use the Bank’s e-banking services, in a simple way. This tool also helps improve the commercial team’s knowledge of the E-Banking tool in order to provide a better service to the Bank customers.

Exclusive call center for premium clients: This is a service designed for Bancolombia´s premium clients where just one person is able to meet all customer requirements either in English or Spanish.

Ahorro a la Mano: This is a mobile phone based savings account specially designed to attend low income clients and unbanked people.

Bancolombia eTrading: This is an internet-based trading platform, available for retail and institutional clients, which allows them to buy/sell securities in the Colombian Stock Exchange.

Non Deliverable TES Forwards: Cash settled OTC traded forwards available on COP and UVR denominated Colombian treasury bonds. This product offers flexibility to offshore participants interested in gaining exposure to Colombia´s sovereign risk without the need for a local investment vehicle.

LIBOR-IBR Basis Swaps: The IBR-LIBOR basis swap allows Bancolombia and its clients to effectively transfer, hedge or mitigate risks associated to foreign exchange debt and diversify their exposure on emerging markets rates.

TES Specific References BVC Futures: Non deliverable bond future on COP denominated Colombian treasury bonds as traded on the Colombian Stock Exchange.

US Treasuries CME Bond Future: Deliverable future on US treasury bonds as traded on the Chicago Mercantile Exchange (CME).

Bonds EUREX Bond Future: Deliverable future on German treasury bonds as traded on the EUREX Exchange.

MAIN LINES OF BUSINESS

The Bank manages its business through ten main operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Insurance, Off Shore, and All other.

For a description and discussion of these segments, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results by Segment”.

B.2.	OPERATIONS

See Note 31 – section (y) to the Bank’s Consolidated Financial Statements as of December 31, 2013 included in this Annual Report for a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years.

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

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches ( “Puntos de Atención Móviles"), banking correspondents, an ATM network, online and computer banking, telephone banking, mobile phone banking services, and EFTPOS, among others. In addition, as of December 31, 2013, Bancolombia had a sales force of approximately 14,000 employees and transactions performed through electronic channels represented more than 91.3% of all transactions in 2013.

The following are the distribution channels offered by Bancolombia as of December 31, 2013.

Branch Network

As of December 31, 2013, Bancolombia’s consolidated branch network consisted of 1.090 offices which included 850 from Bancolombia, 98 from Banco Agrícola, 50 from Banistmo and 92 from other subsidiaries.

Company*	Number of branches 2013	Number of branches 2012	Number of branches 2011	Number of branches 2010
Bancolombia S.A.(unconsolidated)	850	822	779	736
Bancolombia Panama S.A.	1	1	1	1
Bancolombia Miami (Agency) (1)	-	1	1	1
Bancolombia Panama (Branch)	1	1	-	-
Leasing Bancolombia S.A.	21	20	16	17
Renting Colombia S.A.	17	17	16	16
Valores Bancolombia S.A.	11	5	8	9
Valores Bancolombia Panama S.A.	1	1	1	1
Banca de Inversión Bancolombia S.A.	2	2	2	2
Fiduciaria Bancolombia S.A.	7	4	6	6
Tuya S.A, Compañía de Financiamiento (previously Sufinanciamiento S.A.)	6	5	5	6
Bancolombia Puerto Rico International Inc.	1	1	1	1
Factoring Bancolombia S.A.	1	1	1	1
Arrendamiento Operativo CIB S.A.C. (2)	1	1	2	5
Fondo Inversión Arrend.Operativo Renting Perú I	1	1	1	1
Inversiones CFNS S.A.S.	2	2	2	1
Banco Agrícola S.A.	98	101	101	102
Arrendadora Financiera S.A.	1	1	1	1
Credibac S.A. de C.V	-	-	1	1
Valores Banagricola, S.A. de C.V.(3)	1	1	1	1
AFP Crecer S.A.(4)	-	-	-	6
Aseguradora Suiza Salvadoreña S.A.(5)	-	-	1	1
Asesuisa Vida S.A.(5)	-	-	1	1
Uff Móvil S.A.S.	1	1	-	-
Capital Investments SAFI S.A.	1	1	1	1
Transportempo S.A.S	1	1	1	1
Leasing Perú S.A.	1	1	1	1
FiduPerú S.A. Sociedad Fiduciaria (previously Fiduciaria GBC S.A.)	1	1	1	1
Banistmo S.A.	50	-	-	-
Financomer S.A.	8	-	-	-
Seguros Banistmo S.A.	4	-	-	-
Total	1,090	993	952	921

*For some subsidiaries, the central office is considered a branch.

__________________

(1)	Bancolombia Miami closed its operations on August 30, 2013
(2)	Renting Perú S.A.C. changed its legal name to Arrendamiento Operativo CIB S.A.C. The offices operated for the Localiza franchise in Peru, are included in the total number of branches reported for Arrendamiento Operativo CIB S.A.C.
(3)	Bursabac S.A. de C.V changed its legal name to Valores Banagricola, S.A. de C.V.
(4)	AFP Crecer S.A. was sold on November 21, 2011, and is no longer part of the Bancolombia group.
(5)	Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A. were sold on September 27, 2012, and are no longer part of the organization.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2013, Bancolombia has a total of 2,162 banking correspondents, including 2,105 in Colombia and 57 in El Salvador.

Mobile Branches (Puntos de Atención Móviles, “PAM”)

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2013, there were a total of 594 PAMs.

Kiosks

Kiosks, used in El Salvador, are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2013, there were a total of 206 kiosks.

Automatic Teller Machines (“ATM”)

Bancolombia has a total of 4,310 ATMs, including 3,538 in Colombia, 498 in El Salvador and 274 in Panama.

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

Punto de Atención Cercano (“PAC”) or Electronic Funds Transfer at Point of Sale (“EFTPOS”)

Through our own network of 7,933 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to credit and credit card PINs.

Mobile Phone Banking Service

Our clients can conduct a variety of transactions using their cell phones, including fund transfers between Bancolombia accounts, account balance inquiries, purchase of prepaid cell phone air time and payment of bills and invoices.

B.6.	PATENTS, LICENSES AND CONTRACTS

The Bank is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

However, the contracts with service providers described below have significant relevance to the Bank’s business:

As a result of the disposal of Todo1 Services, Inc. in August, 2012, the online banking platform of the Bank is no longer provided by an affiliate, and is currently provided by Todo1 Services Inc., now a third party with whom the Bank has entered into a service-level agreement. As of December 31, 2013, Todo 1 Services, Inc. is the sole service provider for the Bank’s online banking platform in the event it ceased to provide such service, the Bank would need to engage a new service provider with whom it would have to negotiate a new service-level agreement.

The Bank’s call center and telephone banking services are rendered by Allus Global BPO Center, a company specialized in providing business process outsourcing, or BPO solutions. If Allus Global BPO Center ceased to provide such services, the Bank would need to engage a new service provider with whom it would have to negotiate a new service-level agreement.

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

Finally, as a result of the acquisition of Banistmo by the bank, Banistmo, as customer, entered into a transitional services agreement with HSBC Servicios S.A. de C.V., for the provision of certain key technological services necessary to day-to-day operation of Banistmo and its subsidiaries for an estimated period of 18 months after closing of the transaction.

B.7.	COMPETITION

Description of the Colombian Financial System

Overview

In recent years, the Colombian banking system has been undergoing a period of consolidation, given the series of mergers and acquisitions that have taken place within the sector. More specifically, several mergers and acquisitions took place in 2007, mainly due to the global economic situation. Colombian banks made several investments allowing some entities to become big players in the Latin American market; this is the case of HSBC, which acquired Banistmo; and Bancolombia, which completed the acquisition of Banagrícola in El Salvador (For more information on the acquisition of Banagrícola, see “Item 4. Information on the Company – 4.A. History and Development of the Company”). In 2008 the Royal Bank of Scotland (RBS) acquired the Colombian arm of ABN Amro Bank in October of 2011, Canadian Scotiabank purchased a stake in Colpatria . In addition, in 2010, Banco de Bogotá acquired BAC-Credomatic, which operates in several countries in Central America. In 2012, the most relevant events regarding the presence of foreign banks in Colombia were the acquisition of Banco Santander Colombia S.A. in July 2012and Helm Bankby Corpbanca (Chile). Davivienda acquired the subsidiaries of HSBC in Costa Rica, Honduras and El Salvador.

During 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million becoming the largest financial group of Central America. In addition, Bancolombia Panama S.A., acquired 40% of the common shares of Agromercantil Group Holding SA for USD 217 million. In 2013 Grupo Aval acquired 100% of the Reformador Financial Group, from Guatemala (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. In addition, in 2013 some competitors started operations in Colombia. Itau BBA entered the market with an investment bank, BNP Paribas with a trust company, Credicorp with the acquisition of Correval (a local brokerage firm), Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta, Banco Santander returned to the Colombian arena with an investment bank and the Chilean Larrain Vial started operations with a brokerage firm.

As of December 31, 2013, according to the SFC, the main participants in the Colombian financial system were the Central Bank, 24 commercial banks (13 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 22 financing companies (6 leasing companies and 16 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

Financial System Evolution in 2013

During 2013, the Colombian economy showed a greater dynamism despite the difficulties in the industrial sector, the unemployment rate was among the lowest in the last years and inflation was below the target range of the Central Bank at historically low levels. The GDP growth in 2013 was 4.3%. The credit expansion throughout 2013 was lower than 2012. The financial system’s loan growth for 2013 was 13.53 % according to SFC, compared to 14.87% and 23.39% for 2012 and 2011, respectively. Monetary policy during the year was expasionist, and the rate of intervention decreased over 75bp, ending the year in 3.25%. The growth of commercial loans was 11.91% in 2013, compared to 12.07% in the previous year. The rising confidence drove up consumer loans, which grew by 12.07% in 2013, lower than the 17.54% in 2012. Mortgage and small business loans continued to perform well, with increases of 28.26% and 17.53%, respectively, for 2013.

The financial system’s level of past-due loans as a percentage of the total loan portfolio decreased from 2.83% in December 2012 to 2.82% in December 2013. In addition, the coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), ended 2013 at 161.22%, compared to 162.21% at the end of 2012.

During 2013, lending decreased its percentage of financial system’s structure. Loans declined from 63.4% of total assets at the end of 2012 to 62.8% at the end of 2013. The securities portfolio, as a percentage of total assets, increased from 19.6% at the end of 2012 to 19.7% at the end of 2013.

As of December 31, 2013, the Colombian financial system recorded COP 425 trillion in total assets, representing a 14.75% increase as compared to the same period in 2012. The Colombian financial system’s total composition of assets shows banks with a market share of 91.43%, followed by financing companies with 5.75% and financial corporations with 2.82%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 14.7% in December 2013 (including banks, financial corporations and financing companies), which is well above the minimum legal requirement of 9%. With the entry into force of Decree 1771 of 2012 and the external cirlular 20 of 2013 of the SFC, was structured a new capital regime for credit institutions in order to strengthen the quality of equity of financial institutuions to ensure they have the capacity to absorb losses in the development of its activities.

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

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12
Bancolombia(3) (unconsolidated)	11.81%	11.17%	1.63%	1.71%	2.31%	2.16%	202.02%	208.21%	13.36%	17.85%
Banco de Bogota	12.28%	14.37%	2.47%	2.72%	2.20%	2.11%	152.93%	155.97%	18.50%	15.86%
Davivienda	12.17%	13.13%	1.56%	1.79%	2.87%	3.27%	161.51%	158.03%	12.62%	17.52%
BBVA	16.23%	15.55%	1.51%	1.45%	1.89%	1.88%	179.72%	208.03%	11.37%	11.27%
Banco de Occidente	11.99%	14.69%	1.65%	2.16%	2.26%	2.33%	171.33%	172.08%	13.33%	11.15%
Banco Popular	16.61%	17.21%	2.40%	2.46%	2.05%	2.11%	179.03%	175.18%	11.40%	11.22%
Citibank	9.12%	12.35%	1.63%	2.33%	3.81%	4.34%	144.19%	127.30%	14.64%	16.24%

 __________________

Source: SFC.

(1)	ROE is return on average stockholders’ equity.
(2)	ROA is return on average assets.
(3)	All figures are on an unconsolidated basis.

In 2013, Bancolombia ranked first in Colombia and El Salvador in terms of amount of assets, deposits, stockholders’ equity and net income.

The following tables illustrate the market share of Bancolombia on an unconsolidated basis and its main competitors with respect to various key products, based on figures published by the SFC for the years ended December 31, 2013, 2012 and 2011:

Total Net Loans
Market Share

Total Net Loans – Market Share %	2013	2012	2011

Bancolombia	22.65	23.05	21.93
Banco de Bogotá	13.76	13.71	13.63
Davivienda	12.98	12.39	12.75
BBVA	9.95	9.23	9.44
Banco de Occidente	7.45	7.33	7.31
Banco Popular	4.61	5.10	5.11
Citibank	2.20	2.45	2.53

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts
Market Share

Checking Accounts – Market Share %	2013	2012	2011

Bancolombia	25.16	24.00	22.51
Banco de Bogotá	18.79	19.50	19.66
Banco de Occidente	11.94	11.39	12.77
BBVA	10.03	9.14	9.12
Davivienda	9.76	8.96	9.54
Banco Popular	3.31	3.84	4.13
Citibank	3.13	3.15	3.67

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits
Market Share

Time Deposits – Market Share %	2013	2012	2011

Bancolombia	17.93	18.22	13.31
Banco de Bogotá	14.61	14.36	15.85
Davivienda	12.35	10.00	11.18
BBVA	10.27	9.66	7.71
Citibank	2.00	2.67	3.60
Banco Popular	1.56	2.87	3.76
Banco de Occidente	5.09	5.18	3.66

Source: Ratios are calculated by Bancolombia based on figures from the SFC.

Saving Accounts
Market Share

Saving Accounts – Market Share %	2013	2012	2011

Bancolombia	22.95	22.92	22.27
Banco de Bogotá	14.09	14.39	12.97
Davivienda	11.35	12.23	12.86
BBVA	11.96	12.61	11.66
Banco Popular	6.48	5.37	6.03
Banco de Occidente	6.41	5.75	5.92
Citibank	2.49	2.18	2.19

Source: Ratios are calculated by Bancolombia based on figures from the SFC.

Description of the Salvadorian Financial System

As of December 31, 2013, the Salvadorian financial system was comprised of 13 institutions (10 commercial banks, 2 state-owned banks and 1 foreign bank).

The total assets of the Salvadorian financial system amounted to USD 14.0 billion in 2013, increasing 5.2% as compared to the previous year. As of December 31, 2013, loans represented 66.2% of total assets in the Salvadorian financial system, while investments represented 12.9% and cash and due from banks represented 14.3%. As of December 31, 2012, loans represented 64.9% of total assets in the Salvadorian financial system, while investments represented 14.3% and cash and due from banks represented 13.9%.

Banco Agrícola and its Competitors

In 2013, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of assets, loans, deposits, stockholders equity and profits. The following table illustrates the market share for the main institutions of the Salvadorian financial system for the year ended December 31, 2013:

		MARKET SHARE
	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Agrícola	28.9%	30.6%	29.3%	29.0%	42.6%
Citibank	13.0%	18.4%	11.7%	13.4%	10.3%
Davivienda	15.4%	16.0%	15.3%	14.1%	11.5%
Scotiabank	15.0%	13.7%	15.9%	13.5%	12.0%
BAC	11.2%	9.9%	11.2%	11.6%	12.2%
Others	16.5%	11.3%	16.7%	18.4%	11.4%

Source: ABANSA (Asociación Bancaria Salvadoreña).

The following tables illustrate the market share of Banco Agrícola and its main competitors with respect to various key products, based on figures published by the Salvadorian Banking Association (ABANSA) for the years ended December 31, 2013, 2012 and 2011:

Total Loans
Market Share

Total Loans - Market Share%	2013	2012	2011
Banco Agrícola	29.3%	30.1%	29.7%
Citibank	11.7%	13.1%	14.4%
Davivienda	15.3%	14.4%	14.6%
Scotiabank	15.9%	16.6%	17.1%
BAC	11.2%	10.4%	9.9%
Others	16.7%	15.4%	14.2%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Checking Accounts
Market Share

Checking Accounts - Market Share%	2013	2012	2011
Banco Agrícola	25.7%	23.9%	24.2%
Citibank	21.0%	23.5%	23.6%
Davivienda	11.4%	11.5%	11.4%
Scotiabank	8.6%	9.1%	10.5%
BAC	16.9%	16.2%	15.6%
Others	16.3%	15.8%	14.7%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Time Deposits
Market Share

Time Deposits - Market Share%	2013	2012	2011
Banco Agrícola	24.0%	24.2%	25.4%
Citibank	6.9%	8.2%	11.2%
Davivienda	15.4%	15.1%	16.8%
Scotiabank	16.4%	17.6%	16.2%
BAC	12.0%	12.0%	10.4%
Others	25.3%	23.0%	20.0%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Saving Accounts
Market Share

Saving Account - Market Share%	2013	2012	2011
Banco Agrícola	38.9%	38.7%	34.7%
Citibank	14.9%	15.7%	19.9%
Davivienda	14.9%	15.1%	15.2%
Scotiabank	14.3%	15.1%	15.0%
BAC	6.0%	5.9%	5.8%
Others	11.1%	9.5%	9.4%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

B.8.	SUPERVISION AND REGULATION

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

Self- Regulatory Organization

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

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras (“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposits with maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of April 21, 2014, the DTF was 3.78% and the TCC was 3.04%.

Article 884 of the Colombian Code of Commerce provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or Interés Bancario Corriente, calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2013, the banking interest rate for small business loans was 34.12% and for all other loans was 19.85%.

Capital adequacy requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. Decree 2555 of 2010 establishes four categories of assets, which are each assigned different risk weights, and requires that a credit institution’s Technical Capital (as defined below) for Tier I be at least 4.5% and Tier I + Tier II be at least 9% of that institution’s total risk-weighted assets. As of the date of this Annual Report, the Technical Capital for the purposes of the regulations consists of the sum of Tier I Capital (basic capital) and Tier II Capital (additional capital) (Tier I Capital and Tier II Capital, collectively, “Technical Capital”). Tier II Capital may not exceed the total amount of Tier I Capital.

However, on August 23, 2012 the Ministry of Finance issued a new regulation (Decree 1771 of 2012) amending the capital adequacy requirements set forth in Decree 2555. Under this new regulation, financial institutions (such as the Bank) remained subject to the capital adequacy requirements previously in place until August 1, 2013. Some of the highlights of this new regulation are:

•	Beginning on August 1, 2013, the technical capital must be calculated as the sum of Ordinary Basic Capital (common equity tier one), Additional Basic Capital (additional tier one), and Additional Capital (tier two capital).
•	New criteria for debt and equity instruments to be considered basic capital, additional basic capital, and additional capital was established. Additionally, the SFC must review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as basic or additional capital will not be considered tier one or tier two capital for purposes of capital adequacy requirements.
•	The total solvency ratio remains at a minimum of 9% of the financial institution’s total risk-weighted assets; however, from August 1, 2013, each entity must comply with a minimum basic solvency ratio of 4.5%, which is defined as the Ordinary Basic Capital after deductions divided by the financial institution’s total risk-weighted assets.

The following chart includes a summary of the items that are considered in the definition of the Technical Capital as set forth in Decree 2555 of 2010, as amended:

PriorDefinition of Technical Capital	New Definition of Technical Capital (Effective August 1, 2013)
Basic Capital	Ordinary Basic Capital

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

•     Capital stock paid in prior to its issuance by the entity, provided however, that the stock remains unissued for a maximum term of four (4) months. After such time frame, it will no longer be considered ordinary basic capital.

•     Subordinated bonds held by Fogafin when they comply with certain requirements stated in the regulations.

•    Any other financial instrument issued by the entity and held by Fogafin, when the subscription is intended to strengthen the financial condition of the financial entity.

Deductions from Basic Capital	Deductions from Ordinary Basic Capital

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

Additional Basic Capital

•   Outstanding and paid-in capital stock classified as Additional Basic Capital by the SFC subject to the conditions set forth in the regulation.

•     The value of paid-in stock dividends when the relevant class of stock has been classified as part of the Additional Basic Capital by the SFC.

•     Non-controlling interests registered in the Consolidated Financial Statements, subject to the conditions set forth in the regulation.

Additional Capital	Additional Capital

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

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2013 and 2012:

	As of December 31, 2013
	(In millions of COP, except percentages)
Long-term senior indebtedness	COP	7,637,316

Subscribed capital		425,914
Legal reserve		9,237,594
Unappropriated retained earnings		-
Minority interest		223,201
Net Income		-
Less:
Long-term investments		(586,952)
Intangible assets acquired after August 23, 2012		(3,013,899)
Treasury stock		(36,570)
Deferred Income Taxes		(42,238)
Non - monetary inflation adjustmet		-
Primary capital (Tier I)		6,207,050
Provisions for loans		77,935
Subordinated bonds		4,690,959
Reappraisal of assets		(37,975)
Minority interest		222,247
Non-monetary inflation adjustment		-
Legal reserve		171,398
Computed secondary capital (Tier II)		5,124,564
Technical Capital	COP	11,331,614

Capital Ratios
Primary capital to risk-weighted assets (Tier I)		5.81%
Secondary capital to risk-weighted assets (Tier II)		4.80%

Risk- weighted assets including market risk		106,826,579
Technical capital to risk-weighted assets		10.61%

	As of December 31, 2012
	(In millions of COP, except percentages)
Long-term senior indebtedness	COP	7,674,213

Subscribed capital		425,914
Legal reserve and other reserves		7,413,379
Unappropriated retained earnings		1,348,530
Minority interest		81,394
Net Income		-
Less:
Long-term investments		(147,267)
Non-monetary inflation adjustment		(51,463)
Primary capital (Tier I)	COP	9,070,487
Provisions for loans		62,129
Subordinated bonds		4,385,006
Reappraisal of assets		216,642
Non-monetary inflation adjustment		30,426
Computed secondary capital (Tier II)		4,694,203
Technical Capital	COP	13,764,690

Capital Ratios
Primary capital to risk-weighted assets (Tier I)		10.39%
Secondary capital to risk-weighted assets (Tier II)		5.38%

Risk- weighted assets including market risk		87,262,916
Technical capital to risk-weighted assets		15.77%

As of December 31, 2013, the Bank’s technical capital ratio was 10.61%, exceeding the requirements of the Colombian government and the SFC by 161 basis points. As of December 31, 2012, the Bank’s technical capital ratio was 15.77%.

On March 12, 2014, the Bank completed an offering of 110 million preferred shares offered to the public in Colombia at a subscription price of COP 24,200 per preferred share. The net proceeds amounted to approximately COP 2,656 billion.

The reduction in the technical capital ratio in 2013 is explained by the acquisition of Banistmo, which created a significant goodwill balance and a new capital regulation implemented in Colombia in August 2013, which among other things, eliminates the goodwill from the capital calculation.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993, as amended. The minimum capital requirement for 2013 is COP 75,550 million. Failure to meet such requirement can result in the Taking of Possession (toma de posesión) of the Bank by the SFC (see “Colombian Banking Regulations — Bankruptcy Considerations”).

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

Foreign Currency Position Requirements

According to External Resolution 4 of 2007 issued by the board of directors of the Central Bank as amended (“Resolution 4"), a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

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

Ownership and Management Restrictions

The Bank is organized as a stock company (sociedad anónima). Its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commercial Code. The Colombian Commercial Code requires stock companies (such as the Bank) to have at least five shareholders at all times and provides that no single shareholder may own 95% or more of the Bank’s subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits the Bank’s subsidiaries from acquiring stock of the Bank.

Pursuant to Decree 663 of 1993, as amended, any transaction resulting in an individual or entity holding 10% or more of any class of the capital stock of any Colombian financial institution, including, in the case of the Bank, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of the Bank, is subject to the prior authorization of the SFC. For that purpose, the SFC must evaluate the proposed transaction based on the criteria and guidelines specified in Decree 663 of 1993. Transactions entered into without the prior approval of the SFC are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to national and foreign investors.

Bankruptcy Considerations

Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. Accordingly, the SFC may intervene in a bank’s business, (i) prior to the liquidation of the bank, by taking one of the following recovery measures (institutos de salvamento) in order to prevent the bank from entering into a state where the SFC would need to take possession: (a) submitting the bank to a special supervision regime; (b) issuing a mandatory order to recapitalize the bank; (c) placing the bank under the management of another authorized financial institution, acting as trustee; (d) ordering the transfer of all or part of the assets, liabilities and contracts, as well as certain on-going concerns (establecimientos de comercio) of the bank to another financial institution; (e) ordering the bank to merge with one or more financial institutions that consent to the merger, whether by creating a new institution or by having another institution absorb the bank; (f) ordering the adoption of a recovery plan by the bank, including adequate measures to reestablish its financial situation, pursuant to guidelines approved by the government; (g) ordering the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; and (h) ordering the progressive unwinding (desmonte progresivo) of the operations of the bank; or (ii) at any time, by taking possession of the bank (toma de posesión) (“taking possession”) to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the SFC.

The following grounds for a taking of possession are considered to be “automatic” in the sense that, if the SFC discovers their existence, the SFC must step in and take over the financial institution: (i) if the financial institution’s Technical Capital falls below 40% of the legal minimum, or (ii) upon the expiration of the term of any then-current recovery plans or the non-fulfillment of the goals set forth in such plans. Additionally, the SFC also conducts periodic visits to financial institutions and, as a consequence of these visits, the SFC can impose capital or solvency obligations on financial institutions without taking control of the financial institution.

Additionally, and subject to the approval of the Ministry of Finance, the SFC may, at its discretion, initiate intervention procedures against a bank under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal to submit its files, accounts and supporting documentation for inspection by the SFC; (iv) refusal to be interrogated under oath regarding its business; (v) repeated failure to comply with orders and instructions from the SFC; (vi) repeated violations of applicable laws and regulations or of the bank’s by-laws; (vii) unauthorized or fraudulent management of the bank’s business; (viii) reduction of the bank’s net worth below 50% of its subscribed capital; (ix) existence of serious inconsistencies in the information provided to the SFC that, at its discretion, impedes to accurately understand of the situation of the bank; (x) failure to comply with the minimum capital requirements set forth in Decree 663 of 1993; (xi) failure to comply with the recovery plans that were adopted by the bank; (xii) failure to comply with the order of exclusion of certain assets and liabilities to another institution designated by the SFC; and (xiii) failure to comply with the order of progressive unwinding (desmonte progresivo) of the operations of the bank.

The SFC may decide to order a taking possession subject to the prior opinion of its advisory council (Consejo Asesor del Superintendente) and with the prior approval of the Ministry of Finance.

The purpose of taking possession of a bank is to decide whether the entity should be liquidated, whether it is possible to place it in a position to continue doing business in the ordinary course, or whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.

Within two months from the date on which the SFC takes possession of a bank, the SFC must decide which of the aforementioned measures is to be pursued. The decision is subject to the prior opinion of Fogafin, which is the Government agency that insures deposits made in Colombian financial institutions. The two-month term may be extended with the prior consent of Fogafin.

 Upon the taking possession of a bank, depending on the financial situation of the bank and the reasons that gave rise to such measure, the SFC may (but is not required to) order the bank to suspend payments to its creditors. The SFC has the power to determine that such suspension will affect all of the obligations of the bank, or only certain types of obligations or even obligations up to or in excess of a specified amount.

As a result of the taking possession, the SFC must appoint as special agent the person or entity designated by Fogafin to administer the affairs of the bank while such process lasts and until it is decided whether to liquidate the bank.

As part of its duties during the taking possession, Fogafin must provide the SFC with the plan to be followed by the special agent in order to meet the goals set for the fulfillment of the measures that may have been adopted. If the underlying problems that gave rise to the taking possession of the bank are not resolved within a term not to exceed two years, the SFC must order the liquidation of the bank.

During the taking possession (which period ends when the liquidation process begins), Colombian banking laws prevent any creditor of the bank from: (i) initiating any procedure for the collection of any amount owed by the bank; (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations; (iii) constituting a lien or attachment over any of the assets of the bank to secure payment of any of its obligations; or (iv) making any payment, advance or compensation or assume any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

In the event that the bank is liquidated, the SFC must, among other measures, provide that all term obligations owed by the bank are due and payable as of the date when the order to liquidate becomes effective.

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors will rank as follows: (i) the first class of claims includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of claims comprises the claims secured by a security interest on movable assets; (iii) the third class of claims includes the claims secured by real estate collateral, such as mortgages; (iv) the fourth class of claims contains some other claims of the tax authorities against the debtor that are not included in the first class of claims and claims of suppliers of raw materials and input to the debtor and (v) finally, the fifth class of claims includes all other credits without any priority or privilege, provided, however, that among credits of the fifth class, subordinated debt will be ranked junior to the external liabilities (pasivos externos) and senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

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

To protect the customers of commercial banks and certain financial institutions, Resolution 1 of 2012 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance. Under this Resolution 1, banks must pay an annual premium of 0.3% of total funds received on saving accounts, checking accounts, certificates of deposit and other deposits, which is paid in four quarterly installments. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank up to a maximum of COP 20 million regardless of the number of accounts held.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and External Circulars 26 of 2008 and 019 of 2010 issued by the SFC, as well as Law 599 of 2000, and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows all of FATF’s 40 recommendations and eight special recommendations. External Circular 26 of 2008 issued by the SFC requires the implementation by financial institutions of a system of controls for money laundering and terrorism financing. These rules emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism. Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Risk management systems

Commercial banks, including the Bank, must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; and (v) money laundering and terrorism.

Commercial banks, such as the Bank, generally have several risk measurement methods, including the risk weighted assets measurement which is calculated according to weight percentages assigned to different types of assets, which may be 0%, 20%, 50% and 100%. There are some exceptions in which the weight percentage is higher and is calculated based on the associated risk perception of the evaluated asset. Provisions, which are calculated on a monthly basis, are another risk measurement method. For commercial and consumer loans, is the SFC issues a provision’s reference model, according to which a probability of default depends of an assigned rating (AA, A, BB, B, CC and default); and, for mortgage loans and small business loans, provisions are calculated based on ratings (A, B, C, D and E) assigned depending on the time elapsed since the client’s default.

With respect to market risks, commercial banks must follow the provisions of the Basic Accounting Circular, which defines criteria and procedures for measuring a bank’s exposure to interest rate risk, foreign exchange risk, and market risk. Under such regulations, banks must submit to the SFC information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian banks have been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the SFC.

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

Regulatory Framework for Subsidiaries Non Participants in the Financial Sector

All of Bancolombia’s Colombian subsidiaries that are not part of the finance sector are governed by the laws and regulations embodied in the Colombian Civil Code and the Colombian Commercial Code as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by said subsidiaries.

International regulations applicable to Bancolombia and its subsidiaries

FATCA

The FATCA U.S. federal tax legislation enacted in 2010, imposes a 30% withholding tax on ‘withholdable payments’ made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some case, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, “U.S. accountholders”) to the U.S. Internal Revenue Service (the “IRS”). The FATCA also requires participating foreign financial institutions (“FFIs”) to withhold on “passthru payments” (which include both “withholdable payments” and certain non-U.S.-source payments) made to account holders who do not provide information to the FFIs to determine their U.S. accountholder’s status – “recalcitrant accountholders” - and to FFIs that do not sign an FFI Agreement with the IRS (such FFIs, “nonparticipating FFIs”). “Withholdable payments” generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. This withholding will take effect on a “phased” schedule, starting in July 2014 with withholding on non-U.S. source payments by non-U.S. financial institutions to start no earlier than 2017.

Some countries have entered into, and other countries are expected to enter into, ‘intergovernmental agreements’ (“IGAs”) with the United States to facilitate the type of information reporting required under FATCA. These agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. None of the countries where Bancolombia operates have signed IGAs and, other than Colombia, we do not expect that these countries will sign IGAs before July 2014. We are currently in the process of implementing FATCA compliance on a group wide level.

Financial Regulation of El Salvador

On January 26, 2011, the legislature of El Salvador approved Decree 592 entitled “Supervision and Regulation of the Financial System” (Ley de Supervisión y Regulación del Sistema Financiero) (“Decree 592”) in order to fortify the State’s organization, adapting all supervision and regulatory institutions to the economic reality of the financial system. Pursuant to Decree 592, the Superintendency of Pensions and the Superintendency of Securities into the Superintendency of the Financial System, consolidating the technical experience and management that the regulatory institutions have accumulated over the years in every segment of the financial system, in coordination with the macroeconomic and financial experience of the Central Reserve Bank of El Salvador (Banco Central de Reserva de El Salvador), to bring stability, efficiency and development to the financial system.

Decree 592 states that the Superintendency of the Financial System and the Central Reserve Bank of El Salvador are obligated to supervise all members of the financial system and to approve the necessary regulation for the Law’s adequate application of Decree 592.

Decree 592´s main objective is to maintain stability in the Salvadorian financial system, to guarantee efficiency, transparency, security and solidity within the system, and to bring all its members in compliance with this law, and other applicable laws and regulations, all in accordance with best international practices.

The Superintendency of the Financial System is responsible for the surpervision of the individual and consolidated activities of all the members in the system, as well as, the people, operations and entities that applicable law requires it to regulate. Article 3 of the Decree 592 establishes all the competences of the Superintendency, some of which are detailed below: (i) to fulfill and enforce the laws, regulations and other legal provisions applicable to the entities subject to its supervision and issue all the necessary instructions for compliance of the laws applicable to the system; (ii) to authorize the establishment, function, operation, intervention, suspension, modification, revocation of authorizations and closure of all members of the system, in accordance with laws and regulations. In the event of closure, the Superintendency will coordinate with the entities involved the actions established by the law; (iii) risk prevention through the monitoring and management of the members within the system with view toward the prudential management of liquidity and solvency; (iv) facilitation of an efficient, transparent and organized financial system; (v) to require that all supervised entities and institutions be managed in accordance with the best international practices of risk management and corporate governance; and (vi) all other legal requirements.

Banking Law of El Salvador

The legislature of the Republic of El Salvador established the banking law through Decree 697 of 1999, which regulates the financial intermediation and other operations performed by banks in El Salvador.

The banks are required to establish a reserve requirement, set by the Superintendency of the Financial System in accordance to the deposits and obligations of such bank.

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements(1) for Salvadorian banks as of December 31, 2013 are:

Ordinary Reserve Requirements %
Checking Accounts	25.0%
Saving Accounts	20.0%
Time Deposits	20.0%
Borrowings from foreign banks	5.0%
Long-term debt(2)	15.0%-20.0%

__________________________

(1)	An extraordinary reserve requirement of 3.0% over the total amount of deposits applicable to banks is in place as of December 31, 2013. Additionally, in June, 2013 Central Bank of Reserve of El Salvador approved a second extraordinary reserve requirement of 2% on all liabilities with ordinary reserve, which shall be valid for a period of a year (said period might be extended by the regulator).
(2)	15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year.

Monetary Integration Law of El Salvador

Since November 2000, El Salvador has used the U.S. dollar as its legal currency. The transition from the colón (former currency) to the U.S. dollar was enacted by the Monetary Integration Law. This law established a fixed exchange rate of 8.75 Colones per USD 1.00. The colón continues to have unrestricted legal circulation, but the Central Reserve Bank has been replacing it with the U.S. dollar any time colón bills and coins are presented for transactions.

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

Financial Regulation of Panama

Since the 1970s, Panama has been a major international banking center. There are approximately 71 domestic and foreign banks in Panama. The absence of currency controls, the use of the U.S. dollar as legal tender, a territorial system of income tax, and a stable and adequate banking legislation and regulation are among the country-specific factors that have contributed to this development. The Superintendency of Banks of the Republic of Panama (Superitendencia de Bancos de Panama) is the banking supervisor in Panama.

The banking business in Panama, defined as the fundraising of resources from the public or financial institutions, through the acceptance of money deposits or other means, and the use of such resources on the bank´s own account and risk, to provide credits and loans, make investments or carry any other authorized operations, is regulated by the Law Decree No.9 of 1998, subsequently amended by Law- Decree No.2 of 2008. In accordance with the Law Decree as amended, the Superintendency of Banks of the Republic of Panama has the power to issue Agreements and Resolutions to develop the banking regime. The principal aspects of the banking business covered by these Law- Decree, Agreements and Resolutions are the licensing of banks, corporate governance, banking supervision (consolidated and individual or sub consolidated), capital requirements, capital adequacy, liquidity requirements, risk management (credit, market, liquidity, country, asset and liability, operational, information technology, electronic banking), external audit, on-site inspections, reporting, compliance, change of control, mergers and acquisitions, confidentiality, money laundering, voluntary wind up, administrative and operational control, reorganization, bankruptcy, penalties, customers protection and dispute resolution.

The Superintendency of Banks of the Republic of Panama is also in charge or the supervision and oversight of the trust business in Panama. In Panama, trusts are regulated by Law 1 of 1984 and the Executive Decree 16 of 1984, which together set forth aspects such as minimum requirements of trust agreements, characteristics of trusts, rights and responsibilities of grantors, trustees and beneficiaries, licensing of trustees, inspection and reporting of trustees, confidentiality and penalties.

On the other hand, the activities related to the securities market in Panama, such as the registration of securities and funds, the authorization for the public offering of securities, securities investment advisory, securities brokerage, the opening and management of investment and custody accounts, fund administration, the administration of securities trading systems, clearing and settling of securities, are subject to the supervision, control and oversight of the Superintendency of the Securities Market of the Republic of Panama. The activities related to the securities market are primarily regulated by Law Decree No.1 of 1999, subsequently amended by several laws, and most recently amended by Law No.67 of 2011, Law No.12 of 2012 and law No.56 of 2012, which established important changes in order to strengthen the regulatory frame of the Panamanian securities market and increase investors’ confidence, for its further development. Amongst the most important changes introduced by these recent amendments are the following:

1.	The establishment of a coordination and cooperation system between the financial supervisors in order to promote and facilitate the harmonization within the regulation of financial activities, reducing risks of asymmetries between regulations, therefore preventing arbitrages. This system also enables a more comprehensive supervision of financial conglomerates operating in multiple areas of the financial industry.

2.	The establishment of the Superintendency of the Securities Market, as the supervising entity replacing the previous National Securities Commission. As opposed to the National Securities Commission, which operated through a single governing instance integrated by three commissioners, the Superintendency of the Securities Market operates through two levels of governance, a board of directors with administrative powers, and a superintendent with executive powers.

3.	The authority given to the Superintendency to carry the consolidated supervision, as home supervisor, of intermediaries having agencies abroad, and to enter into cooperation agreements with foreign supervisors to facilitate the consolidated supervision;

4.	The regulation of foreign exchange as an activity reserved to the securities brokers, as well as the regulation of certain actors of the securities market not contemplated in previous regulations, such as securities price suppliers, risk rating agencies and Administrative Service Suppliers of the securities market.

The principal aspects of the securities business covered by the Law – Decree as amended, and the agreements and resolutions issued by the Superintendency of the Securities Market of the Republic of Panama are (i) licensing requirements of securities brokers, investment advisors, fund administrators and self-regulated organizations, (ii) register requirements of risk rating agencies, securities price suppliers, securities, public offerings, funds and administrative service suppliers of the securities market, (iii) authorization for requesting voting powers regarding registered securities, (iv) notification requirements of public offerings for the acquisition of registered shares, (v) options, futures contracts and derivatives, (vi) custody, clearing and settlement of securities, (vii) penalization procedures and penalties, (viii) voluntary wind up, reorganization and bankruptcy of securities brokers, self-regulated organizations, funds, and fund administrators, (ix) reporting of issuers of registered securities, securities brokers, investment advisors, funds, fund administrators, self-regulated organization and other registered entities, (x) on-site inspection of securities brokers, investment advisors, self-regulated organizations, funds, fund administrators, administrative service suppliers of the securities market, securities price suppliers and rating agencies, (xi) capital requirements, liquidity requirements, risk assessment, confidentiality, conflict of interest, suitability, compliance and money laundering of securities brokers, (xii) communication of events of importance by issuers of registered securities.

The insurance activities are subject to the control, supervision, oversight and regulation of the Superintendency of Insurance and Reinsurance of the Republic of Panama. The insurance and reinsurance activities are governed by Law No.12 of 2012, and the agreements and resolutions issued by the Superintendency in accordance with such law, which cover the following principal aspects: licensing requirements for insurance companies, distributions channels, insurance companies tax regime, voluntary wind up, administrative and operational control, reorganization and bankruptcy of insurance companies, minimum requisites of insurance agreements, licensing of insurance brokers, risk management, internal control, technical reserves, authorized investments, reporting and on-site inspection of insurance companies, rights and responsibilities of insurance companies, insurance brokers and customers, customer protection, dispute resolution and penalties.

C.	ORGANIZATIONAL STRUCTURE

The following are the subsidiaries of Bancolombia:

The following is a list of subsidiaries of Bancolombia as of December 31, 2013:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly

Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100.00%
Fiduciaria Bancolombia S.A.	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
Compañía de Financiamiento Tuya S.A.	Colombia	Financial services	99.99%
Factoring Bancolombia S.A. Compañía de Financiamiento (1)	Colombia	Financial services	100.00%
Patrimonio Autónomo Cartera LBC	Colombia	Loan management	100.00%
Renting Colombia S.A.	Colombia	Operating leasing	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%
Valores Simesa S.A.	Colombia	Investments	67.54%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
CFNS Infraestructura S.A.S.	Colombia	Investments	99.94%
BIBA Inmobiliaria S.A.S. (Formerly Inmobiliaria Bancol S.A.)	Colombia	Real estate broker	100.00%
Vivayco S.A.S.	Colombia	Portfolio Purchase	74.95%
Uff Móvil S.A.S.	Colombia	Mobile network operator	74.95%
FCP Fondo Colombia Inmobiliario S.A. (1)	Colombia	Real estate broker	50.28%
Bancolombia Panama S.A. (1)	Panama	Banking	100.00%
Valores Bancolombia Panama S.A.	Panama	Securities brokerage	100.00%
Suvalor Panama Fondo de Inversión S.A.	Panama	Holding	100.00%
Suvalor Renta Variable Colombia S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective investment fund	100.00%
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Investments	99.16%
Banistmo S.A. (1)	Panama	Banking	98.12%
Banistmo Investment Corporation S.A. (1)	Panama	Trust	98.12%
Financiera Flash S.A. (1)	Panama	Financial services	98.12%
Grupo Financomer S.A. (1)	Panama	Financial services	98.12%
Leasing Banistmo S.A. (1)	Panama	Leasing	98.12%
Seguros Banistmo S.A. (1)	Panama	Insurance company	98.12%
Securities Banistmo S.A. (1)	Panama	Purchase and sale of securities	98.12%
Banistmo Capital Markets Group Inc (1)	Panama	Purchase and sale of securities	98.12%
Anavi Investment Corporation S.A. (1)	Panama	Real estate broker	98.12%
Williamsburg International Corp. (1)	Panama	Real estate broker	98.12%
Van Dyke Overseas Corp. (1)	Panama	Real estate broker	98.12%
Desarrollo de Oriente S.A. (1)	Panama	Real estate broker	98.12%
Bien Raices Armuelles S.A. (1)	Panama	Real estate broker	98.12%
Steens Enterpresies S.A. (1)	Panama	Portfolio holder	98.12%
Ordway Holdings S.A. (1)	Panama	Real estate broker	98.12%
Inversiones Castan S.A. (1)	Panama	Real estate broker	98.12%
Financomer S.A. (1)	Panama	Financial services	98.12%
Banistmo Asset Management Inc (1)	Panama	Purchase and sale of securities	98.12%
M.R. C Investment Corp. (1)	Panama	Real estate broker	98.12%
Inmobiliaria Bickford S.A. (1)	Panama	Real estate broker	98.12%
Banco Agrícola S.A.	El Salvador	Banking	97.35%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.36%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.35%
Valores Banagricola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100.00%

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly

Capital Investments SAFI S.A.	Peru	Trust	100.00%
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100.00%
Leasing Perú S.A.	Peru	Leasing	100.00%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81%
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100.00%
Suleasing International USA, Inc.	USA	Leasing	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%

___________________________

(1)	See Item 18,”Consolidated Financial Statements, note 1 “Organization of Background””.

D.	PREMISES AND EQUIPMENT

As of December 31, 2013, the Bank owned COP 5,075 billion in premises and equipment (not including assets that are part of our operating leasing business)(1). COP 2,065 billion correspond to land and buildings, of which approximately 59% are used for administrative offices and branches in 63 municipalities in Colombia, 39 municipalities in El Salvador and 4 municipalities in Panama. COP 339 billion correspond to computer equipment, of which 20.78% relate to the central computer and servers of the Bank and the rest relates to personal computers, ATMs, telecommunications equipment and other equipment.

In addition to its own branches, the Bank occupies 745 rented offices.

The Bank does not have any liens on its property.

(1) As of December 31, 2013, the Bank consolidated FCP Colombia Inmobiliario andBanistmo (formerly HSBC Bank Panama). As result, the Bank’s premises and equipment amount was increased by COP 597 billion with respect to 2012.

E.	SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Bank’s Consolidated Financial Statements as well as Item 5, “Operating and Financial Review and Prospects.” This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian banking GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Bank’s Financial Statements included in this Annual Report for a summary of the significant differences between Colombian banking GAAP and U.S. GAAP.

The consolidated selected statistical information for the years ended December 31, 2012, 2011, 2010 and 2009 includes the selected statistical information of Bancolombia and its subsidiaries, without reflecting any pro-forma calculation of the effect of the acquisition of Banistmo, while consolidated selected statistical information for the year ended December 31, 2013 corresponds to the Bank and its Subsidiaries, including all additional subsidiaries acquired as a result of the Banistmo acquisition.

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

In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average balance sheet

The following tables show for the years ended December 31, 2013, 2012 and 2011, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,
	2013			2012			2011
	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate
	(in millions of COP, except percentages)

ASSETS
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic-activities	794,441	18,910	2.4%	314,406	20,341	6.5%	197,731	9,253	4.7%
Foreign-activities	1,978,847	7,990	0.4%	837,221	3,837	0.5%	555,502	9,567	1.7%
Total	2,773,288	26,900	1.0%	1,151,627	24,178	2.1%	753,233	18,820	2.5%
Investment securities(1)
Domestic-activities	9,272,294	328,640	3.5%	7,393,673	752,081	10.2%	7,292,601	638,401	8.8%
Foreign-activities	3,195,398	160,888	5.0%	2,480,742	7,432	0.3%	2,170,386	(12,842)	(0.6)%
Total	12,467,692	489,528	3.9%	9,874,415	759,513	7.7%	9,462,987	625,559	6.6%
Loans and Financial Leases (2)
Domestic-activities	56,672,928	6,558,299	11.6%	47,397,959	6,029,349	12.7%	39,020,268	4,495,779	11.5%
Foreign-activities	19,524,770	1,055,957	5.4%	14,982,937	848,843	5.7%	14,053,540	805,436	5.7%
Total	76,197,698	7,614,256	10.0%	62,380,896	6,878,192	11.0%	53,073,808	5,301,215	10.0%
Total interest-earning assets
Domestic-activities	66,739,663	6,905,849	10.3%	55,106,038	6,801,771	12.3%	46,510,600	5,143,433	11.1%
Foreign-activities	24,699,015	1,224,835	5.0%	18,300,900	860,112	4.7%	16,779,428	802,161	4.8%
Total	91,438,678	8,130,684	8.9%	73,406,938	7,661,883	10.4%	63,290,028	5,945,594	9.4%

Total non-interest-earning assets
Domestic-activities	13,350,698			14,789,995			10,794,960
Foreign-activities	5,988,108			459,680			1,674,836
Total	19,338,806			15,249,675			12,469,796

Total interest and non-interest-earning assets
Domestic-activities	80,090,361	6,905,849		69,896,033	6,801,771		57,305,560	5,143,433
Foreign-activities (3)	30,687,123	1,224,835		18,760,580	860,112		18,454,264	802,161
Total Assets (COP)	110,777,484	8,130,684		88,656,613	7,661,883		75,759,824	5,945,594
  ___________________________

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Includes performing loans only.
(3)	The percentage of total average assets attributable to foreign activities was 27.7%, 21.2% and 24.4%, respectively, for the fiscal years ended December 31, 2013, 2012 and 2011.

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31,
	2013			2012			2011
	Average Balance	Interest Paid	Average Yield / Rate(1)	Average Balance	Interest Paid	Average Yield / Rate(1)	Average Balance	Interest Paid	Average Yield / Rate(1)
	(in millions of COP, except percentages)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits

Domestic-activities	1,348,965	19,282	1.4%	815,018	14,854	1.8%	1,133,887	27,648	2.4%
Foreign-activities	1,606,145	10,121	0.6%	1,552,101	10,077	0.6%	1,761,949	12,278	0.7%
Total	2,955,110	29,403	1.0%	2,367,119	24,931	1.1%	2,895,836	39,926	1.4%
Savings deposits
Domestic-activities	25,963,044	622,093	2.4%	20,523,024	645,429	3.1%	17,804,695	465,477	2.6%
Foreign-activities	3,670,815	20,523	0.6%	2,516,804	13,926	0.6%	2,423,260	13,965	0.6%
Total	29,633,859	642,616	2.2%	23,039,828	659,355	2.9%	20,227,955	479,442	2.4%
Time deposits
Domestic-activities	20,622,641	1,114,775	5.4%	15,434,855	948,569	6.1%	11,069,415	547,775	4.9%
Foreign-activities	8,354,777	215,664	2.6%	6,254,808	168,866	2.7%	5,720,138	142,682	2.5%
Total	28,977,418	1,330,439	4.6%	21,689,663	1,117,435	5.2%	16,789,553	690,457	4.1%
Funds purchased and securities sold under agreements to repurchase
Domestic-activities	1,407,385	58,559	4.2%	1,783,698	95,984	5.4%	2,055,858	82,757	4.0%
Foreign-activities	70,009	2,545	3.6%	85,580	1,636	1.9%	171,464	2,503	1.5%
Total	1,477,394	61,104	4.1%	1,869,278	97,620	5.2%	2,227,322	85,260	3.8%
Borrowings from development and other domestic banks(2)
Domestic-activities	3,722,785	221,097	5.9%	3,114,989	216,746	7.0%	2,746,976	157,471	5.7%
Foreign-activities	56,472	2,096	3.7%	62,503	3,350	5.4%	61,949	2,438	3.9%
Total	3,779,257	223,193	5.9%	3,177,492	220,096	6.9%	2,808,925	159,909	5.7%
Interbank borrowings(2) (3)
Domestic-activities	-	-		-	-		-	-	-
Foreign-activities	4,764,809	77,995	1.6%	2,488,285	50,209	2.0%	2,949,935	45,840	1.6%
Total	4,764,809	77,995	1.6%	2,488,285	50,209	2.0%	2,949,935	45,840	1.6%
Long-term debt
Domestic-activities	4,876,452	338,078	6.9%	5,113,227	405,946	7.9%	3,849,149	298,847	7.8%
Foreign-activities	7,493,170	419,298	5.6%	5,674,347	319,268	5.6%	4,175,142	242,325	5.8%
Total	12,369,622	757,376	6.1%	10,787,574	725,214	6.7%	8,024,291	541,172	6.7%
Total interest-bearing liabilities
Domestic-activities	57,941,272	2,373,884	4.1%	46,784,811	2,327,528	5.0%	38,659,980	1,579,975	4.1%
Foreign-activites	26,016,197	748,242	2.9%	18,634,428	567,332	3.0%	17,263,837	462,031	2.7%
Total	83,957,469	3,122,126	3.7%	65,419,239	2,894,860	4.4%	55,923,817	2,042,006	3.7%
Total interest and non-interest bearing liabilities and stockholders’ equity
Domestic-activities	79,325,965	2,373,884		69,753,379	2,327,528		57,205,647	1,579,975
Foreign-activities(4)	31,451,519	748,242		18,903,234	567,332		18,554,177	462,031
Total Liabilities and Stockholders’ Equity (COP)	110,777,484	3,122,126		88,656,613	2,894,860		75,759,824	2,042,006

_____________________________

(1)	See “Item 4. Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liablilities and Stockholders’ Equity; Interest Rates and Interest Differential”.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	The percentage of total average liabilities attributable to foreign activities was 29.9%, 22.9% and 26.5%, respectively, for the fiscal years ended December 31, 2013, 2012 and 2011.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, separately from domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012; and the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2012-2013 Increase (Decrease) Due To Changes in:			2011-2012 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of COP)
Interest-earning assets:
Funds sold and securities purchased under agreements to resell
Domestic-activities	11,426	(12,857)	(1,431)	7,548	3,540	11,088
Foreign-activities	4,610	(457)	4,153	1,291	(7,021)	(5,730)
Total	16,036	(13,314)	2,722	8,839	(3,481)	5,358
Investment securities(1)
Domestic-activities	66,584	(490,025)	(423,441)	10,281	103,399	113,680
Foreign-activities	35,983	117,473	153,456	930	19,344	20,274
Total	102,567	(372,552)	(269,985)	11,211	122,743	133,954
Loans and financial leases
Domestic-activities	1,073,317	(544,367)	528,950	1,065,700	467,870	1,533,570
Foreign-activities	245,636	(38,522)	207,114	52,654	(9,247)	43,407
Total	1,318,953	(582,889)	736,064	1,118,354	458,623	1,576,977
Total interest-earning assets
Domestic-activities	1,151,327	(1,047,249)	104,078	1,083,529	574,809	1,658,338
Foreign-activities	286,229	78,494	364,723	54,875	3,076	57,951
Total	1,437,556	(968,755)	468,801	1,138,404	577,885	1,716,289

Interest-bearing liabilities:
Checking deposits
Domestic-activities	7,632	(3,204)	4,428	(5,812)	(6,982)	(12,794)
Foreign-activities	341	(297)	44	(1,362)	(839)	(2,201)
Total	7,973	(3,501)	4,472	(7,174)	(7,821)	(14,995)
Savings deposits
Domestic-activities	130,347	(153,683)	(23,336)	85,489	94,463	179,952
Foreign-activities	6,452	145	6,597	518	(557)	(39)
Total	136,799	(153,538)	(16,739)	86,007	93,906	179,913
Time deposits

Domestic-activities	280,430	(114,224)	166,206	268,284	132,510	400,794
Foreign-activities	54,207	(7,409)	46,798	14,435	11,749	26,184
Total	334,637	(121,633)	213,004	282,719	144,259	426,978
Funds purchased and securities sold under agreements to repurchase
Domestic-activities	(15,658)	(21,767)	(37,425)	(14,645)	27,872	13,227
Foreign-activities	(566)	1,475	909	(1,642)	775	(867)
Total	(16,224)	(20,292)	(36,516)	(16,287)	28,647	12,360
Borrowings from development and other domestic banks
Domestic-activities	36,097	(31,746)	4,351	25,607	33,668	59,275
Foreign-activities	(224)	(1,030)	(1,254)	30	882	912
Total	35,873	(32,776)	3,097	25,637	34,550	60,187

58

	2012-2013			2011-2012
	Increase (Decrease)			Increase (Decrease)
	Due To Changes in:			Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of COP)

Interbank borrowings
Domestic-activities	-	-	-	-	-	-
Foreign-activities	37,264	(9,478)	27,786	(9,315)	13,684	4,369
Total	37,264	(9,478)	27,786	(9,315)	13,684	4,369
Long-term debt
Domestic-activities	(16,415)	(51,453)	(67,868)	100,357	6,742	107,099
Foreign-activities	101,777	(1,747)	100,030	84,353	(7,410)	76,943
Total	85,362	(53,200)	32,162	184,710	(668)	184,042
Total interest-bearing liabilities
Domestic-activities	422,433	(376,077)	46,356	459,280	288,273	747,553
Foreign-activities	199,251	(18,341)	180,910	87,017	18,284	105,301
Total (COP)	621,684	(394,418)	227,266	546,297	306,557	852,854

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

	Interest-Earning Assets Yield For the Fiscal
	Year Ended December 31,
	2013	2012	2011
	(in million of COP, except percentages)
Total average interest-earning assets
Domestic-activities	66,739,663	55,106,038	46,510,600
Foreign-activities	24,699,015	18,300,900	16,779,428
Total	91,438,678	73,406,938	63,290,028
Net interest income(1)
Domestic-activities	4,531,965	4,474,243	3,563,458
Foreign-activities	476,593	292,780	340,130
Total	5,008,558	4,767,023	3,903,588
Average yield on interest-earning assets
Domestic-activities	10.3%	12.3%	11.1%
Foreign-activities	5.0%	4.7%	4.8%
Total	8.9%	10.4%	9.4%
Net interest margin(2)
Domestic-activities	6.8%	8.1%	7.7%
Foreign-activities	1.9%	1.6%	2.0%
Total	5.5%	6.5%	6.2%
Interest spread(3)
Domestic-activities	6.3%	7.4%	7.0%
Foreign-activities	2.1%	1.7%	2.1%
Total	5.2%	6.0%	5.7%

(1)	Net interest income is loan interest income less interest accrued and includes interest earned on investments.

(2)	Net interest margin is net interest income divided by total average interest-earning assets.

(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

The Bank acquires and holds investment securities, including fixed income debt and equity securities, for liquidity and other strategic purposes, or when it is required by law.

The Superintendency of Finance requires investments to be classified as “trading”, “available for sale” or “held to maturity”. Trading investments are those acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at market value. The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings. “Available for sale” investments are those held for at least six months and are recorded at market value with changes to the values of these securities recorded in a separate account in the equity section called unrealized gains and losses. “Held to maturity” investments are those acquired to be held until maturity and are valued at amortized cost.

As of December 31, 2013, Bancolombia’s debt securities investment portfolio net of allowances had a value of COP 12,127 billion.

In accordance with Chapter 1 of Circular 100 of 1995 issued by the Superintendency of Finance, investments in debt securities are fully reviewed for impairment in June and December and partially reviewed for impairment every three months; in each case taking into account the related solvency risk, market exposure, currency exchange and country risk.

Investments in securities with market prices or defined by agencies recognized by the Superintendency of Finance like “Price Vendors” no adjustment is required for Credit Risk.

Investments in securities with no market price but rated by external agencies recognized by the Superintendency of Finance cannot be recorded on the balance sheet of the Bank for an amount higher than a certain percentage of the face value (as shown in the table below), net of the amortizations recorded as of the valuation date.

Long-Term Rating	Maximum Face Value (%)
BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)

Short-Term Rating	Maximum Face Value (%)
3	Ninety (90)
4	Fifty (50)
5 and 6	Zero (0)

Internal or external debt securities issued or guaranteed by the Republic of Colombia, as well as those issued by the Central Bank and those issued or guaranteed by Fogafin, are not subject to this adjustment.

The following table sets forth the book value of the Bank’s investments in Colombian government foreign governments and corporate securities and certain other financial investments as of the dates indicated(1):

	As of December 31,
	2013(2)(3)	2012(2)(3)	2011(2)(3)
	(in millions of COP)
Foreign currency-denominated
Securities issued or secured by the Colombian Government	COP 166,180	COP 236,890	COP 200,600
Securities issued or secured by the El Salvador Central Bank	605,036	582,418	685,853
Securities issued or secured by Government entities(4)	59,276	58,513	72,275
Securities issued or secured by other financial institutions	209,439	341,302	321,765
Securities issued by foreign Governments(5)	1,632,921	693,751	484,272
Others(6)	87,555	205,749	212,259
Subtotal	2,760,407	2,118,623	1,977,024

	As of December 31,
	2013(2)(3)		2012(2)(3)		2011(2)(3)
	(in millions of COP)
Colombian peso-denominated
Securities issued or secured by the Colombian Government		5,878,685		5,959,277		3,405,746
Securities issued or secured by Government entities		1,788,336		1,278,576		1,191,753
Securities issued or secured by financial institutions		1,606,328		1,997,260		2,534,782
Others(6)		93,478		64,319		75,051
Subtotal		9,366,827		9,299,432		7,207,332
Total, net	COP	12,127,234	COP	11,418,055	COP	9,184,356

__________________

(1)	For further information about the disclosures required by ASC 320, see note 31, i) Investment securities, derivatives and "REPOS".
(2)	Includes debt securities only.Net investments in equity securities were COP 1,678,556 million, COP 1,136,256 million and COP 773,835 million for 2013, 2012 and 2011, respectively.
(3)	These amounts are net of allowances for decline in value which were COP 8,945 million for 2013, COP 14,159 million for 2012 and COP 16,854 million for 2011.
(4)	This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero or “FICAFE”).This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the government of El Salvador. The Bank has recognized an allowance related to probable losses inherent in the FICAFE investment in an amount of COP 28,841 million and COP 32,297 million at December 31, 2013 and 2012, respectively.
(5)	Due to the recent acquisition of Banistmo, the Bank has increased significantly its position in securities issued by the Republic of Panama, which reached COP 781,964 million for the year 2013.
(6)	Includes debt securities in corporate bonds.

As of December 31, 2013, 2012 and 2011 Bancolombia held securities issued by foreign Governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value (in millions ofCOP)(1)		Investment Amount–Book Value (thousands of U.S. dollars)(1) (2)

2013	Republic of Panama	COP	781,964	USD	405,829
	Republic of El Salvador	COP	347,470	USD	180,333
	Republic of Mexico	COP	313,037	USD	162,462
	Republic of Costa Rica	COP	76,001	USD	39,443
	U.S. Treasury	COP	64,816	USD	33,639
	Republic of Brazil	COP	45,736	USD	23,736
	Republic of Chile	COP	6,912	USD	3,587
2012	Republic of El Salvador	COP	403,541	USD	228,218
	Republic of Chile	COP	76,235	USD	43,114
	Republic of Brazil	COP	74,601	USD	42,189
	U.S. Treasury	COP	52,985	USD	29,965
	Republic of Mexico	COP	48,629	USD	27,501
	Republic of Costa Rica	COP	31,133	USD	17,607
	Republic of Panama	COP	10,761	USD	6,086
	Republic of Peru	COP	6,496	USD	3,674
2011	Republic of El Salvador	COP	310,088	USD	159,617
	U.S. Treasury	COP	113,335	USD	58,339
	Republic of Brazil	COP	46,063	USD	23,711
	Republic of Panama	COP	11,193	USD	5,761
	Republic of Peru	COP	10,406	USD	5,357
	Republic of Chile	COP	171	USD	88

(1)	These amonunts are not net of allowances for decline in value which were COP 3,014 million (USD 1.6 million) for 2013, COP 10,630 million (USD 6 million) for 2012 and COP 6,983 million (USD 3.6 million) for 2011.

(2)	These amounts have been translated at the rate of COP 1,926.83 per USD 1.00 at December 2013, COP 1,768.23 per USD 1.00 at December 2012 and COP 1,942.70 per USD 1.00 at December 2011, which corresponds to the Representative Market Rate calculated on December 31, the last business day of the year.

As of December 31, 2013, the Bank’s peso-denominated debt securities portfolio amounted to COP 9,366 billion, reflecting a 0.72% increase compared to December 31, 2012. The increase resulted mainly from an increase in holdings of Securities issued or secured by Government entities. Peso-denominated debt securities issued by the Colombian government represented 63% of the Bank’s peso-denominated debt securities portfolio in 2013.

On the other hand, as of December 31, 2013, Bancolombia’s held securities issued by foreign governments amounted to COP 1.632 billion (net of allowances for decline in value), increasing in 135% compared to December 31,2012. This variation is primarily explained by an increase in the Bank’s position in Panamanian and Mexican sovereign bonds.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2013:

	As of December 31, 2013
	Maturity of less than 1 year		Maturity of 1 to5 years		Maturity of 5 to 10 years		Maturity of more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
	(COP million, except yields)
Securities issued or secured by:
Foreign currency-denominated(3):
Colombian Government	87,041	2.04%	3,855	6.72%	75,262	3.46%	22	6.93%	166,180	2.79%
El Salvador Central Bank	605,036	0.14%	-	-	-	-	-	-	605,036	0.14%
Other Government entities	-	-	8,650	4.99%	12,815	5.46%	37,811	3.52%	59,276	4.16%
Other financial entities	15,795	3.93%	144,473	3.04%	49,171	4.45%	-	-	209,439	3.44%
Foreign Governments	844,797	2.99%	451,871	2.70%	256,582	3.79%	79,671	5.49%	1,632,921	3.15%
Others	2,927	3.37%	49,126	5.49%	35,502	5.01%	-	-	87,555	5.23%
Subtotal	1,555,596	1.84%	657,975	3.04%	429,332	3.96%	117,504	4.85%	2,760,407	2.58%

Securities issued or secured by:
Peso-denominated(3)
Colombian Government	1,434,384	4.11%	3,832,147	4.68%	170,235	6.70%	156,724	7.12%	5,593,490	4.66%
Other Government entities	1,774,720	1.69%	8,338	8.41%	5,278	5.86%	-	-	1,778,336	1.74%
Other financial entities	185,665	4.17%	232,051	5.34%	550,073	8.05%	423,330	12.60%	1,391,119	8.47%
Others	10,627	5.07%	16,902	5.30%	32,675	6.04%	33,273	7.21%	93,477	6.21%
Subtotal	3,405,396	2.86%	4,089,438	4.73%	758,261	7.65%	613,327	10.90%	8,866,422	4.68%

Securities issued or secured by:
UVR-denominated(3)
Colombian Government.	117,052	0.04%	164,697	0.10%	3,446	3.43%	-	-	285,195	0.11%
Other financial entities	-	-	13,551	6.06%	152,114	4.72%	49,545	9.70%	215,210	5.95%
Subtotal	117,052	0.04%	178,248	0.55%	155,560	4.69%	49,545	9.70%	500,405	2.62%
Total (COP)	5,078,044		4,925,661		1,343,153		780,376		12,127,234

(1)	Amounts are net of allowances for decline in value which amounted to COP 8,945 million in 2013.

(2)	Yield was calculated using the internal return rate as of December 31, 2013.

(3)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

As of December 31, 2013, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank’s stockholders’ equity:

	Issuer	Book Value		Fair value
	(in millions of COP)
Securities issued or secured by:
Colombian Government	Ministry of Finance	COP	6,040,548	COP	6,034,511
Government entities	FINAGRO		1,774,720		1,775,297
Total		COP	7,815,268	COP	7,809,808

E.3.	LOAN PORTFOLIO

Types of loans

The following table shows the Bank’s loan portfolio classified into corporate, retail (including small and medium enterprise loans), financial leases and mortgage loans:

	As of December 31,
	2013	2012	2011	2010	2009
	(in millions of COP)
Domestic
Corporate
Trade financing	2,152,173	1,994,779	2,338,728	1,704,673	623,084
Loans funded by development banks	481,862	245,241	252,891	300,459	485,754
Working capital loans	28,450,758	26,274,367	22,234,866	18,360,582	15,003,979
Credit cards	35,102	30,008	30,552	31,297	26,947
Overdrafts	77,171	82,981	66,454	38,563	45,072
Total corporate	31,197,066	28,627,376	24,923,491	20,435,574	16,184,836

Retail(1)
Credit cards	4,012,940	3,488,787	3,161,273	2,477,808	2,198,127
Personal loans	6,169,273	5,209,423	4,222,015	2,890,095	2,060,776
Vehicle loans	2,335,860	2,154,121	1,991,909	1,332,175	1,218,299
Overdrafts	205,865	210,653	168,865	156,244	168,760
Loans funded by development banks	1,290,747	843,146	676,985	667,299	792,437
Trade financing	135,370	99,596	69,210	27,547	48,955
Working capital loans	9,620,582	8,380,095	6,330,371	4,702,240	4,346,213
Total retail	23,770,637	20,385,821	16,620,628	12,253,408	10,833,567
Financial Leases	9,290,115	8,405,497	6,977,454	5,737,473	5,390,937
Mortgage	6,564,929	5,164,514	4,017,855	2,516,376	2,556,810
Total loans and leases	70,822,747	62,583,208	52,539,428	40,942,831	34,966,150
Allowance for loan losses	(3,415,728)	(2,975,616)	(2,455,141)	(2,160,119)	(2,115,161)
Total domestic loans, net (COP)	67,407,019	59,607,592	50,084,287	38,782,712	32,850,989

Foreign
Corporate
Trade financing	4,554,142	220,834	1,889,668	1,192,349	551,211
Loans funded by development banks	7,936	16,460	11,104	18,874	41,969
Working capital loans	5,542,013	4,219,310	4,001,695	3,644,287	3,509,893
Credit cards	7,304	5,611	16,817	6,712	8,462
Overdrafts	2,852	20,453	29,380	5,190	5,530
Total corporate	10,114,247	4,482,668	5,948,664	4,867,412	4,117,065

Retail(1)
Credit cards	535,730	183,979	168,061	156,895	190,932
Personal loans	3,403,868	1,611,499	1,597,624	1,649,853	1,713,992
Vehicle loans	241,844	1,426	1,905	2,705	3,718
Overdrafts	45,859	12,897	18,248	18,449	19,853
Loans funded by development banks	28,498	19,879	16,718	12,143	9,410
Trade financing	98,775	8,767	17,585	7,516	4,343
Working capital loans	45,652	46,600	63,025	20,705	24,833
Total retail	4,400,226	1,885,047	1,883,166	1,868,266	1,967,081
Financial Leases	391,321	244,446	194,357	96,076	79,064
Mortgage	3,731,001	793,310	822,813	826,505	912,614
Total loans and leases	18,636,795	7,405,471	8,849,000	7,658,259	7,075,824
Allowance for loan losses	(649,802)	(274,023)	(357,441)	(349,094)	(316,506)
Total foreign loans, net (COP)	17,986,993	7,131,448	8,491,559	7,309,165	6,759,318
Total Foreign and Domestic Loans (COP)	85,394,012	66,739,040	58,575,846	46,091,877	39,610,307

(1)	Includes loans to high-income individuals and small companies.

The Bank classifies its loan portfolio into the following categories: (i) corporate loans; (ii) retail and small and medium enterprises loans; (iii) financial leases; and (iv) mortgage loans.

As of December 31, 2013, the Bank’s total loan portfolio amounted to COP 89,460 billion, up 28% as compared to COP 69,989 billion in 2012, and 46% higher than the COP 61,388 billion at the end of 2011. Loan volume performance during 2013 is explained by a significant growth ineconomic activity in Colombia, which led individuals and corporations to request more credit and by the acquisition of Banistmo in October 2013. For further discussion of some of these trends please see Item 5. “Operating and Financial Review and Prospects – D. Trend information”.

As of December 31, 2013, corporate loans amounted to COP 41,311 billion, or 46% of loans, and increased 25% from COP 33,110 billion at the end of 2012.

Retail loans totaled COP 28,171 billion, or 31% of total loans, of which COP 16,951 billion were consumer loans (19% of total loans). Retail loans increased 26% over the year.

Financial leases totaled COP 9,681 billion as of December 31, 2013, up 12% from COP 8,650 billion in 2012.

Mortgage lending activity was dynamic during 2013, driven mainly by the Colombian government’s housing subsidy program that was implemented in April 2009 as well as by lower long-term interest rates in Colombia. Mortgage loans increased 73% over the year.

Borrowing Relationships

As of December 31, 2013, the aggregate outstanding principal amount of the Bank’s 20 largest credit exposures, on a consolidated basis, represented approximately 7.3% of the loan portfolio, and no single exposure represented more than 1% of the loan book. Also, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2013:

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	(COP million)
Domestic loans and financial leases:
Corporate
Trade financing	2,013,822	62,163	76,188	2,152,173
Loans funded by development banks	17,763	170,243	293,856	481,862
Working capital loans	9,729,287	10,510,416	8,211,055	28,450,758
Credit cards	9,391	25,539	172	35,102
Overdrafts	77,171	-	-	77,171
Total corporate	11,847,434	10,768,361	8,581,271	31,197,066

Retail
Credit cards	540,012	3,463,494	9,434	4,012,940
Personal loans	766,545	5,157,848	244,880	6,169,273
Vehicle loans	532,898	1,684,477	118,485	2,335,860
Overdrafts	205,865	-	-	205,865
Loans funded by development banks	118,055	846,000	326,692	1,290,747
Trade financing	133,207	2,163	-	135,370
Working capital loans	2,744,043	5,875,866	1,000,673	9,620,582
Total retail	5,040,625	17,029,848	1,700,164	23,770,637
Financial leases	341,801	3,988,706	4,959,608	9,290,115
Mortgage	136,070	280,267	6,148,592	6,564,929
Total domestic loans and financial leases	17,365,930	32,067,182	21,389,635	70,822,747

Foreign loans and financial leases:
Corporate
Trade financing	1,301,121	2,398,245	854,776	4,554,142
Loans funded by development banks	80	2,149	5,707	7,936
Working capital loans	2,076,552	1,878,169	1,587,292	5,542,013
Credit cards	8	7,296	-	7,304
Overdrafts	2,852	-	-	2,852
Total corporate	3,380,613	4,285,859	2,447,775	10,114,247

Retail
Credit cards	10,273	524,725	732	535,730
Personal loans	131,365	736,933	2,535,570	3,403,868
Vehicle loans	2,482	62,858	176,504	241,844
Overdrafts	44,206	1,653	-	45,859
Loans funded by development banks	48	3,916	24,534	28,498
Trade financing	29,845	20,376	48,554	98,775
Working capital loans	16,052	19,801	9,799	45,652
Total retail	234,271	1,370,262	2,795,693	4,400,226
Financial leases	65,250	291,254	34,817	391,321
Mortgage	8,813	74,987	3,647,201	3,731,001
Total foreign loans and financial leases	3,688,947	6,022,362	8,925,486	18,636,795
Total loans (COP million)	21,054,877	38,089,544	30,315,121	89,459,542

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2013:

	As of December 31, 2013
	(COP million)
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	COP	38,753,383
Foreign-denominated		11,108,674
Total		49,862,057
Fixed Rate
Domestic-denominated		14,703,434
Foreign-denominated		3,839,174
Total		18,542,608
Loans with terms of less than 1 year:
Domestic-denominated		17,365,930
Foreign-denominated		3,688,947
Total		21,054,877
Total loans	COP	89,459,542

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
		(COP million, except percentages)
Domestic
Agricultural	2,954,514	4.2%	2,648,064	4.2%	2,102,923	4.0%	1,810,415	4.4%	1,625,790	4.6%
Mining products and oil	1,806,379	2.6%	2,324,822	3.7%	1,583,513	3.0%	1,863,052	4.6%	1,193,712	3.4%
Food, beverage and Tobacco	2,879,766	4.1%	1,885,953	3.0%	1,710,015	3.3%	2,922,405	7.1%	2,243,064	6.4%
Chemical production	1,629,282	2.3%	2,526,802	4.0%	2,464,222	4.7%	2,727,045	6.7%	1,310,495	3.7%
Other industrial and Manufacturing products	4,409,656	6.2%	3,857,788	6.2%	3,993,961	7.6%	3,124,519	7.6%	3,396,188	9.7%
Government	1,929,053	2.7%	1,554,722	2.5%	1,223,563	2.3%	1,310,226	3.2%	1,234,824	3.5%
Construction	10,366,851	14.6%	8,461,594	13.5%	6,199,270	11.8%	4,092,951	10.0%	3,520,673	10.2%
Trade and tourism	10,316,629	14.6%	9,904,717	15.8%	8,439,099	16.1%	5,614,774	13.7%	5,471,749	15.7%
Transportation and Communications	5,342,742	7.5%	4,415,162	7.1%	3,432,027	6.5%	2,803,387	6.9%	2,544,050	7.3%
Public services	2,222,410	3.1%	2,387,679	3.8%	2,028,122	3.9%	2,220,108	5.4%	1,659,742	4.7%
Consumer services	19,092,585	27.0%	17,136,487	27.4%	13,613,317	25.9%	9,353,171	22.8%	7,916,772	22.7%
Commercial services	7,872,880	11.1%	5,479,418	8.8%	5,749,396	10.9%	3,100,778	7.6%	2,849,091	8.1%
Total domestic loans (COP)	70,822,747	100%	62,583,208	100%	52,539,428	100%	40,942,831	100%	34,966,150	100%
Foreign
Agricultural.	428,258	2.3%	166,159	2.2%	272,334	3.0%	327,430	4.3%	301,866	4.3%
Mining products and oil	373,487	2.0%	192,566	2.6%	265,689	3.0%	133,052	1.7%	176,042	2.5%
Food, beverage and Tobacco	122,903	0.6%	387,775	5.3%	150,692	1.7%	138,252	1.8%	118,092	1.7%
Chemical production	13,393	0.1%	9,915	0.1%	24,197	0.3%	12,850	0.2%	51,173	0.7%
Other industrial and Manufacturing products	1,979,668	10.6%	895,532	12.1%	2,147,936	24.3%	1,836,483	24.0%	1,586,708	22.4%
Government	356,536	1.9%	4,362	0.1%	92	0.0%	4	0.0%	-	-
Construction	2,826,996	15.2%	1,037,806	14.0%	1,281,568	14.5%	1,231,658	16.1%	1,375,521	19.4%
Trade and tourism	2,522,710	13.5%	803,196	10.9%	595,938	6.7%	594,213	7.8%	613,928	8.7%
Transportation and Communications	532,086	2.9%	198,131	2.7%	136,281	1.5%	149,698	2.0%	291,613	4.1%
Public services	5,178,659	27.8%	306,685	4.1%	402,896	4.6%	514,250	6.7%	256,307	3.6%
Consumer services	3,435,926	18.4%	1,905,249	25.7%	1,839,468	20.8%	1,946,188	25.4%	1,971,723	27.9%
Commercial services	866,173	4.7%	1,498,095	20.2%	1,731,909	19.6%	774,181	10.0%	332,851	4.7%
Total foreign loans (COP)	18,636,795	100%	7,405,471	100%	8,849,000	100%	7,658,259	100%	7,075,824	100%
Total Foreign and Domestic Loans (COP)	89,459,542	100%	69,988,679	100%	61,388,428	100%	48,601,090	100%	42,041,974	100%

Credit Categories

For the purpose of credit risk evaluation, loans and financial lease contracts are classified as follows:

Mortgage Loans: These are loans, regardless of value, granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999. These loans include loans denominated in UVR or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years.

Consumer Loans: These are loans and financial leases, regardless of value, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

Small Business Loans: These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements: (i) the maximum amount to be lent is equal to 25SMMLV and at any time the balance of any single borrower may not exceed such amount (as stipulated in article 39 of Law 590 of 2000) and (ii) the main source of payment for the corresponding obligation shall be the revenues obtained from activities of the borrower’s micro business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV, as applicable, at the moment the credit is approved.

Commercial Loans and Financial Leases: These are granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The following table shows the Bank’s loan portfolio categorized in accordance with the regulations of the SFC in effect for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2013	2012	2011	2010	2009
	(COP million)
Commercial Loans	52,363,519	42,465,660	38,212,997	30,992,403	26,011,915
Consumer Loans	16,601,890	12,580,661	10,846,046	8,177,175	6,888,615
Small Business Loans	516,767	334,591	316,906	255,082	202,019
Financial Leases	9,681,436	8,649,943	7,171,811	5,833,549	5,470,001
Mortgage	10,295,930	5,957,824	4,840,668	3,342,881	3,469,424
Total Loans and Financial Leases	89,459,542	69,988,679	61,388,428	48,601,090	42,041,974
Allowance for Loans and Financial Lease Losses	4,065,530	3,249,639	2,812,582	2,509,213	2,431,667
Total Loans and Financial Leases, Net (COP)	85,394,012	66,739,040	58,575,846	46,091,877	39,610,307

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

Category E or “unrecoverable”: Loans and financial leases in this category are deemed uncollectible.

For further details about these risk categories see “Note 2. Summary of significant accounting policies – (i) Loans and Financial Leases – Evaluation by credit risk categories” to the Consolidated Financial Statements.

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
	(COP million, except percentages)
“A” Normal	82,576,481	92.3%	65,453,223	93.5%	57,095,160	93.0%	44,914,187	92.4%	38,180,628	90.8%
“B” Subnormal	3,205,115	3.6%	1,766,262	2.5%	1,946,067	3.2%	1,588,798	3.3%	1,711,661	4.1%
“C” Deficient	1,590,505	1.8%	1,179,600	1.7%	913,893	1.4%	606,901	1.2%	703,053	1.7%
“D” Doubtful Recover	1,213,257	1.3%	948,051	1.4%	848,682	1.4%	1,014,289	2.1%	1,105,442	2.6%
“E” Unrecoverable	874,184	1.0%	641,543	0.9%	584,626	1.0%	476,915	1.0%	341,190	0.8%
Total loans and financial leases	89,459,542	100%	69,988,679	100%	61,388,428	100%	48,601,090	100%	42,041,974	100%
Loans classified as “C”, “D” and “E” as a percentage of total loans	4.1%		4.0%		3.8%		4.3%		5.1%

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

However, the Bank adopts a stricter policy for every credit category, except for mortgages. According to this policy loans are placed in non-accrual status once they are 30 days or more overdue. Under this policy, once the accumulation of interest is suspended, the Bank records an allowance equal to the interest that had accrued up to that point. Mortgage loans, on the other hand, are placed in non-accrual status once they are 60 days past-due, at which time an allowance is made for 100% of the interest accrued up to that point.

Amounts due on loans that become past-due and that at some point have stopped accruing interest, UVR, lease payments or other items of income are recorded in memorandum accounts until such amounts are actually collected.

The following table sets forth the breakdown of the performing and non-performing past-due loans by type of loan in accordance with the criteria of the SFC for domestic and for foreign loans at the end of each period:

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
	(COP million, except percentages)
Performing past-due loans:(1)
Consumer loans(2)	264,759	27.3%	194,062	32.1%	107,790	26.3%	117,787	25.2%	141,813	23.7%
Commercial loans(3)	324,657	33.6%	194,001	32.1%	152,297	37.1%	197,895	42.4%	254,923	42.5%
Mortgage loans(4)	299,805	31.0%	146,648	24.3%	110,474	26.9%	107,639	23.0%	115,611	19.3%
Financial leases(5)	77,973	8.1%	69,664	11.5%	39,591	9.7%	43,819	9.4%	87,202	14.5%
Total perf. PDLs COP	967,194	100.0%	604,375	100.0%	410,152	100%	467,140	100%	599,549	100%

Non-performing PDLs:
Consumer loans(6)	520,815	32.0%	410,112	33.4%	245,077	26.4%	180,668	19.5%	231,790	22.6%
Small business loans(7)	51,102	3.1%	31,188	2.5%	27,319	2.9%	22,193	2.4%	17,250	1.7%
Commercial loans(8)	593,166	36.4%	435,582	35.5%	365,910	39.3%	450,161	48.5%	488,248	47.5%
Mortgage loans(9)	340,309	20.9%	262,250	21.4%	206,730	22.3%	195,631	21.1%	197,323	19.2%
Financial leases(10)	124,635	7.6%	89,195	7.2%	85,504	9.1%	80,106	8.5%	93,101	9.0%
Total non-perf. PDLs COP	1,630,027	100.0%	1,228,327	100.0%	930,540	100%	928,759	100%	1,027,712	100%

Total PDLs (COP)	2,597,221		1,832,702		1,340,692		1,395,899		1,627,261

Total non-perf. PDLs	1,630,027		1,228,327		930,540		928,759		1,027,712
Foreclosed assets	373,876		270,935		231,066		257,603		250,976
Other accounts receivable (overdue > 180 days)	110,364		40,517		20,645		19,190		33,800
Total non performing assets (COP)	2,114,267		1,539,779		1,182,251		1,205,552		1,312,488

Allowance for loan and finance leases losses	(4,065,530)		(3,249,639)		(2,812,582)		(2,509,213)		(2,431,667)
Allowance for estimated losses on foreclosed assets	(270,311)		(186,117)		(177,872)		(187,326)		(170,308)

Allowance for accounts receivable and accrued interest losses	(159,836)		(139,994)		(105,521)		(111,848)		(124,916)

PDLs/ Total loans		2.9%		2.6%		2.2%		2.9%		3.9%
Allowance for loan losses/ PDLs		156.5%		177.3%		209.8%		179.8%		149.4%
Allowance for loan losses/ Loans classified as “C”, “D” and “E”		110.5%		117.3%		119.8%		119.6%		113.1%
Perf. Loans/Total loans		98.2%		98.2%		98.5%		98.1%		97.6%

(1)	Performing past-due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated.
(2)	Past-due from 31 to 60 days.
(3)	Past-due from 31 to 90 days.
(4)	Past-due from 31 to 60 days.
(5)	The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.
(6)	Past-due more than 60 days.
(7)	Past-due more than 30 days.
(8)	Past-due more than 90 days.
(9)	Past-due more than 60 days.
(10)	The Consumer financial leases are more than 60 days and the commercial financial leases are more than 90 days.

The following table sets forth the breakdown of the non-performing past-due loans by type of loan in accordance with the criteria of the SFC for domestic and for foreign loans at the end of each period:

	As of December 31,
	2013		2012		2011		2010		2009
Non-performing past-due loans:
Consumer loans(1)
Domestic	COP	401,714	COP	367,392	COP	199,276	COP	124,149	COP	169,357
Foreign		119,101		42,720		45,801		56,519		62,433
Total Consumer Loans		520,815		410,112		245,077		180,668		231,790
Small Business loans (2)
Domestic		38,381		27,306		22,866		20,602		15,025
Foreign		12,721		3,882		4,453		1,591		2,225
Total Small Business Loans		51,102		31,188		27,319		22,193		17,250
Commercial loans(3)
Domestic		508,987		412,231		312,950		378,380		430,695
Foreign		84,179		23,351		52,960		71,781		57,553
Total Commercial Loans		593,166		435,582		365,910		450,161		488,248

Mortgage loans(4)
Domestic		263,645		226,350		164,808		151,975		159,697
Foreign		76,664		35,900		41,922		43,656		37,626
Total Mortgage Loans		340,309		262,250		206,730		195,631		197,323
Financial leases(5)
Domestic		113,222		87,396		85,504		80,106		93,100
Foreign		11,413		1,799		-		-		1
Total Financial leases		124,635		89,195		85,504		80,106		93,101
Total non-perf. PDLs (domestic)		1,325,949		1,120,675		785,404		755,212		867,874
Total non-perf. PDLs (foreign) (6)		304,078		107,652		145,136		173,547		159,838
Total non-perf. PDLs	COP	1,630,027	COP	1,228,327	COP	930,540	COP	928,759	COP	1,027,712

(1)	Past-due more than 60 days.
(2)	Past-due more than 30 days.
(3)	Past-due more than 90 days.
(4)	Past-due more than 60 days.
(5)	Past-due financial leases includes consumer financial leases that are more than 60 days past-due and commercial financial leases that are more than 90 days past-due.
(6)	As of December 31, 2013, includes COP 205,920 million from Banistmo S.A.

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	10,917	0.6%	943	0.1%	1,140	0.1%	1,685	0.2%	3,945	0.3%
Loans funded by development banks	5,419	0.3%	2,657	0.2%	20,270	1.8%	22,497	1.9%	13,933	1.0%
Working capital loans	192,933	10.1%	204,864	12.2%	110,121	9.6%	189,833	16.4%	154,071	11.2%
Credit cards	626	0.0%	624	0.0%	417	0.0%	351	0.0%	376	0.0%
Overdrafts	431	0.0%	1,222	0.1%	1,125	0.1%	1,975	0.2%	2,781	0.2%
Total corporate	210,326	11.1%	210,310	12.6%	133,073	11.6%	216,341	18.7%	175,106	12.7%

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%

Retail
Credit cards	236,101	12.5%	272,057	16.1%	151,078	13.2%	137,649	11.9%	163,924	11.9%
Personal loans	204,576	10.9%	179,170	10.7%	95,678	8.3%	62,392	5.4%	86,358	6.3%
Vehicle loans	129,303	7.0%	97,767	5.8%	72,954	6.4%	68,194	5.9%	117,601	8.6%
Overdrafts	22,532	1.2%	21,654	1.3%	15,285	1.3%	15,368	1.3%	20,106	1.5%
Loans funded by development banks	41,093	2.2%	26,154	1.6%	33,666	2.9%	31,752	2.7%	30,733	2.2%
Trade financing	1,378	0.1%	3,791	0.2%	732	0.1%	947	0.1%	961	0.1%
Working capital loans	476,352	25.3%	358,950	21.3%	263,968	23.0%	272,522	23.5%	353,744	25.7%
Total retail	1,111,335	59.1%	959,543	57.0%	633,361	55.2%	588,824	50.8%	773,427	56.3%
Financial Leases	183,512	9.6%	156,705	9.3%	125,094	10.8%	123,925	10.7%	179,632	13.1%
Mortgage	380,640	20.2%	356,466	21.1%	256,624	22.4%	230,018	19.8%	246,277	17.9%
Total domestic past-due loans (COP)	1,885,813	100%	1,683,024	100%	1,148,152	100%	1,159,108	100%	1,374,442	100%

Foreign
Corporate
Trade financing	138,112	19.4%	4,201	2.8%	9,004	4.7%	9,535	4.0%	14,978	5.9%
Loans funded by development banks	910	0.1%	-	0.0%	147	0.1%	376	0.2%	2,306	0.9%
Working capital loans	62,681	8.7%	29,388	19.7%	56,627	29.3%	76,559	32.3%	80,031	31.7%
Credit cards	84	0.0%	124	0.1%	264	0.1%	434	0.2%	499	0.1%
Overdrafts	148	0.0%	172	0.1%	349	0.2%	775	0.3%	287	0.0%
Total corporate	201,935	28.2%	33,885	22.7%	66,391	34.4%	87,679	37.0%	98,101	38.6%

Retail
Credit cards	23,834	3.4%	6,628	4.4%	5,925	3.1%	7,615	3.2%	12,450	4.9%
Personal loans	175,053	24.6%	49,692	33.3%	54,410	28.2%	65,749	27.8%	72,157	28.5%
Vehicle loans	15,857	2.2%	29	0.0%	138	0.1%	203	0.1%	239	0.1%
Overdrafts	2,899	0.4%	354	0.2%	96	0.1%	134	0.1%	99	0.0%
Loans funded by development banks	539	0.1%	621	0.4%	440	0.2%	569	0.2%	260	0.1%
Trade financing	8,102	1.1%	216	0.1%	387	0.2%	199	0.1%	213	0.1%
Working capital loans	4,619	0.7%	3,667	2.5%	4,173	2.2%	1,391	0.6%	1,972	0.8%
Total retail	230,903	32.5%	61,207	40.9%	65,569	34.1%	75,860	32.1%	87,390	34.5%
Financial Leases	19,096	2.7%	2,154	1.4%	-	-	-	-	671	0.3%
Mortgage	259,474	36.6%	52,432	35.0%	60,580	31.5%	73,252	30.9%	66,657	26.6%
Total foreign past-due loans (COP)	711,408	100%	149,678	100%	192,540	100%	236,791	100%	252,819	100%
Total Foreign and Domestic past-due loans (COP)	2,597,221	100%	1,832,702	100%	1,340,692	100%	1,395,899	100%	1,627,261	100%

The following table presents information with respect to the Bank’s loan portfolio at least 31 days past-due based on the nature of the collateral for the loan:

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
	(COP million, except percentages)
Secured
Current	38,715,313	43.3%	28,630,768	40.8%	25,932,056	42.2%	20,970,409	43.2%	19,061,249	45.3%
Past-due Commercial loans	495,371	0.6%	363,054	0.5%	277,746	0.5%	327,323	0.7%	411,359	1.0%
Past-due Consumer loans	167,978	0.2%	124,323	0.2%	78,924	0.1%	73,476	0.2%	88,740	0.2%
Past-due Small business loans	35,123	0.1%	23,116	0.1%	17,423	0.0%	11,415	0.1%	7,824	0.1%
Past-due Mortgage loans	640,114	0.6%	408,898	0.6%	317,204	0.5%	303,270	0.6%	312,934	0.7%
Past-due Financial leases	202,608	0.2%	158,859	0.2%	125,095	0.2%	123,925	0.3%	180,303	0.4%
Total (COP)	40,256,507	45.0%	29,709,018	42.4%	26,748,448	43.5%	21,809,818	45.1%	20,062,409	47.7%

Unsecured(1)
Current	48,147,008	53.8%	39,525,209	56.5%	34,115,680	55.6%	26,234,778	54.0%	21,353,464	50.8%
Past-due Commercial loans	422,452	0.5%	266,529	0.4%	240,461	0.4%	320,738	0.7%	331,812	0.8%
Past-due Consumer loans	617,596	0.7%	479,851	0.7%	273,943	0.5%	224,978	0.5%	284,863	0.7%
Past-due Small business loans	15,979	0.0%	8,072	0.0%	9,896	0.0%	10,778	0.0%	9,426	0.0%
Total (COP)	49,203,035	55.0%	40,279,661	57.6%	34,639,980	56.5%	26,791,272	55.2%	21,979,565	52.3%

Total current loans and financial leases COP	86,862,321	97.1%	68,155,977	97.3%	60,047,736	97.8%	47,205,191	97.1%	40,414,713	96.1%
Past-due Commercial loans	917,823	1.1%	629,583	0.9%	518,207	0.9%	648,061	1.4%	743,171	1.9%
Past-due Consumer loans	785,574	0.9%	604,174	0.9%	352,867	0.6%	298,454	0.6%	373,603	0.9%
Past-due Small business loans	51,102	0.1%	31,188	0.1%	27,319	0.0%	22,189	0.1%	17,250	0.0%
Past-due Mortgage loans	640,114	0.6%	408,898	0.6%	317,204	0.5%	303,270	0.6%	312,934	0.7%
Past-due Financial leases	202,608	0.2%	158,859	0.2%	125,095	0.2%	123,925	0.3%	180,303	0.4%
Total past-due loans and financial leases (COP)	2,597,221	2.9%	1,832,702	2.7%	1,340,692	2.2%	1,395,899	2.9%	1,627,261	3.9%
Total gross loans and financial leases	89,459,542	100%	69,988,679	100%	61,388,428	100%	48,601,090	100%	42,041,974	100%
Allowance for loan and financial lease losses	(4,065,530)	(4.5)%	(3,249,639)	(4.6)%	(2,812,582)	(4.6)%	(2,509,213)	(5.2)%	(2,431,667)	(5.8)%
Total loans and financial leases, net (COP)	85,394,012	95.5%	66,739,040	95.4%	58,575,846	95.4%	46,091,877	94.8%	39,610,307	94.2%

(1)	Includes loans with personal guarantees.

Non-performing loans, accruing loans which are contractually past-due 90 days and performing troubled debt restructuring loans

Non-performing loans and accruing loans which are contractually past-due 90 days

As of December 31, 2013, 2012, 2011, 2010, and 2009, Bancolombia did not have any performing loans which were past-due for 90 days or more.

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

	As of December 31,
	2013
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period(2)
			(COP million)
Foreign loans(1)	COP	304,078	COP	11,206	COP	1,636
Domestic loans		1,325,949		533,027		327,591
Non –perfoming loans	COP	1,630,027	COP	544,233	COP	329,227

(1)	As result of the acquisition of Banistmo and its subsidiaries the amount of the foreign non-performing loans increased at the end of the year 2013 by COP 205,921 with respect to the previous year.
(2)	Includes Banistmo and its subsidiaries results subsequent to October 31, 2013.

	As of December 31,
	2012
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)
Foreign loans	COP	107,652	COP	10,382	COP	1,832
Domestic loans		1,120,675		472,261		345,533
Non –perfoming loans	COP	1,228,327	COP	482,643	COP	347,365

Performing Troubled Debt Restructuring Loans

The following table presents a summary of the Bank’s Troubled Debt Restructuring loans accounted for on a performing basis in accordance with the criteria of the SFC in effect at the end of each period, classified into foreign and domestic loans:

	As of December 31,
	2013	2012	2011	2010	2009
	(COP million)
Foreign loans	224,134	224,385	270,803	266,173	169,459
Domestic loans	375,769	208,405	441,055	1,088,117	994,506
Total Performing Troubled Debt Restructuring loans (COP)	599,903	432,790	711,858	1,354,290	1,163,965

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

	As of December 31,
	2013
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period(1)
			(COP million)
Foreign loans		224,134		19,741		19,741
Domestic loans		375,769		45,802		45,802
Total Performing Troubled Debt Restructuring loans	COP	599,903	COP	65,543	COP	65,543

(1)	Includes Banistmo and its subsidiaries results subsequent to October 31, 2013.

	As of December 31,
	2012
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)
Foreign loans		224,385		15,399		15,399
Domestic loans		208,405		23,622		23,622
Total Performing Troubled Debt Restructuring loans	COP	432,790	COP	39,021	COP	39,021

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

Bancolombia’s policies require every credit to be analyzed using the following factors: the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan and/or its projected cash flows, the coverage and suitability of the proposed collateral for the loan and information received from the two credit risk bureaus currently operating in Colombia.

In addition to the analysis of the borrower, the Bank engages in the analysis of the different economic sectors in which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia.

The Bank applies the lending limits to borrowers established under Colombian law, which require that: (i) uncollateralized loans to a single customer or economic group may not exceed 10% of the Bank’s (unconsolidated) Technical Capital; (ii) collateralized loans to a single customer or economic group may not exceed 25% of the Bank’s (unconsolidated) Technical Capital; (iii) a collateralized loan to a stockholder of the Bank, who owns a position exceeding 20% of the Bank’s capital, may not exceed 20% of the Bank’s (unconsolidated) Technical Capital; (iv) an uncollateralized loan to a stockholder of the Bank who owns a position exceeding 20% of the Bank’s capital, may not exceed 10% of the Bank’s (unconsolidated) Technical Capital; and (v) a loan to a financial institution may not exceed 30% of the Bank’s (unconsolidated) Technical Capital.

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Almost 66% of the Bank’s loan portfolio has a maturity of five years or less.

Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the vice presidents, the president, the credit committee and the board of directors of Bancolombia (the “Board of Directors”). In general, loan application decisions are made by the Bank’s management in the corresponding committee. Approval at each level also requires the agreement of each lower level of the approval hierarchy.

Loans to managers, directors and affiliates of the Bank must be approved by the Board of Directors,which has the authority to grant loans in any principal amount subject to the Bank’s legal lending limit.

 The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans, and the valuation frequency varies depending on the type of collateral. In any event, the collateral cannot be used to mitigate risk if its valuation is not updated on a periodic basis. In addition, for retail and mortgage loans that are betweenfive and 60 days past-due, an external collection company controls each obligation payment; for commercial lending this procedure is always carried out by internal employees. When a loan becomes 60 days past-due, management of the loan will be transferred to an independent and specialized division where various steps will be taken to recover the loan.

In October 2011, the SFC issued the External Circular 043 of 2011 with the purpose of setting forth the necessary instructions to be followed by financial institutions in determiningthe fair value of collateral securing loans, as well as the frequency of valuations of collateral. In accordance with these new regulations, all collateral must be valued at least every three years, except those which support mortgage and automobile loans, which must be valued annually. When the current valuation is overdue, the fair value is not considered in the measurement of certain allowances for loan losses as a mitigating factor.

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

Additionally, all of the Bank’s loans are evaluated monthly based on the days they are past-due. When reviewing loans, Bancolombia evaluates and updates their risk classification and makes corresponding adjustments to their provisions, if needed.

In addition, the Bank carries out a credit audit process that reviews clients with financial weaknesses, early past-due loans, clients in underperforming sectors, and branches with high records of write-offs, among others.

E.4.                   SUMMARY OF LOAN LOSS EXPERIENCE

ALLOWANCE FOR LOAN AND FINANCIAL LEASES LOSSES

The Bank records an allowance for loans and financial leases losses in accordance with the regulations established by the SFC. For further details regarding the regulation and methodologies for the calculation of such allowances please see Item 5, “Operating and Financial Review and Prospects - “Allowance for credit losses” and Note 2.i. to the Consolidated Financial Statements included in this Annual Report.

The following table sets forth the changes in the allowance for loan and financial lease losses:

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(COP million)
Balance at beginning of period	3,249,639	2,812,582	2,509,213	2,431,667	2,134,360
Domestic	2,975,616	2,455,141	2,160,119	2,115,161	1,810,576
Foreign	274,023	357,441	349,094	316,506	323,784
Allowance for loan losses for Banistmo at October 31, 2013 (1)	327,877	-	-	-	-
Foreign	327,877	-	-	-	-
Deconsolidation of Asesuisa S.A. and Asesuisa Vida S.A.(2)	-	(688)	-	-	-
Foreign	-	(688)	-	-	-
Provisions for loan losses, net(3)	1,326,520	1,152,198	824,622	757,195	1,261,907
Domestic	1,228,690	1,144,162	741,483	609,585	1,108,798
Foreign	97,830	8,036	83,139	147,610	153,109
Charge-offs	(877,318)	(678,506)	(531,682)	(658,151)	(925,592)
Domestic	(788,578)	(623,687)	(446,461)	(564,627)	(804,213)
Foreign	(88,740)	(54,819)	(85,221)	(93,524)	(121,379)
Effect of difference in exchange rate	38,812	(35,947)	10,429	(21,498)	(39,008)
Foreign	38,812	(35,947)	10,429	(21,498)	(39,008)
Balance at end of year(4)	4,065,530	3,249,639	2,812,582	2,509,213	2,431,667
Domestic	3,415,728	2,975,616	2,455,141	2,160,119	2,115,161
Foreign	649,802	274,023	357,441	349,094	316,506

(1)	See note 1 “Organization and Background “of the Consolidated Financial Statements.

(2)	On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and seguros Suramericana S.A., a Panamanian company affiliated to Grupo de Inversiones Suramericana signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of their shares of the capital stock of Asesuisa, an insurance company in the Republic of El Salvador.

The transactions closed on September 27, 2012, after all the required authorizations were obtained from the authorities of Colombia and El Salvador. The total amount received by Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. was USD 97,999.

(3)	The provision for past due accrued interest receivable, net, which is not included in this item, amounted to COP 23,889 million, COP 26,018 million, COP 13,719 million, COP 11,422 million and COP 17,860 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(4)	The allowance for past due accrued interest receivable, which is not included in this item, amounted to COP 63,745 million, COP 54,026 million, COP 43,644 million, COP 38,952 million, and COP 45,937 million,for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively.

The recoveries of charged-off loans are recorded in the consolidated statement of operations and are not included in provisions for loan losses. See in the Consolidated Statement of Operations on the line: Recovery of charged-off loans.

The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the SFC:

	As of December 31,
	2013	2012	2011	2010	2009
	(COP million)
Commercial loans	2,027,000	1,661,705	1,472,657	1,465,318	1,443,943
Consumer loans	1,262,981	988,391	804,321	559,789	523,353
Small business loans	44,436	28,191	24,528	21,719	17,263
Financial leases	365,403	310,443	283,665	269,634	253,764
Mortgage	287,775	198,780	176,501	157,459	157,445
General allowance	77,935	62,129	50,910	35,294	35,899
Total allowance for loan losses (COP)(1)	4,065,530	3,249,639	2,812,582	2,509,213	2,431,667

(1)	For mortgage and microcredit loans, the Bank sets up a general allowance, which corresponds to one percent (1%) of the outstanding principal. By virtue of applying the standardized models supplied by the SFC for commercial and consumer loans, general allowances are no longer assigned to commercial and consumer loans.

The following table sets forth the allocation of the Bank’s allowance for loans and financial leases losses by type of loan:

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	41,952	1.2%	31,939	1.1%	42,797	1.7%	36,857	1.7%	22,834	1.1%
Loans funded by development banks	79,979	2.3%	17,659	0.6%	36,944	1.5%	39,189	1.8%	47,540	2.2%
Working capital loans	891,666	26.1%	893,522	30.0%	728,313	29.7%	687,038	31.8%	614,342	29.0%
Credit cards	1,293	0.0%	1,166	0.0%	1,122	0.1%	898	0.0%	826	0.0%
Overdrafts	5,858	0.2%	4,525	0.2%	2,091	0.1%	2,892	0.1%	3,783	0.2%
Total corporate	1,020,748	29.8%	948,811	31.9%	811,267	33.1%	766,874	35.4%	689,325	32.5%
Retail
Credit cards	471,243	13.8%	426,535	14.3%	385,481	15.7%	285,248	13.2%	266,094	12.6%
Personal loans	383,829	11.2%	327,009	11.0%	199,464	8.1%	124,912	5.8%	122,265	5.8%
Vehicle loans	150,739	4.4%	122,604	4.1%	106,379	4.3%	95,308	4.4%	112,626	5.3%
Overdrafts	20,295	0.6%	18,304	0.6%	13,824	0.6%	13,341	0.6%	16,650	0.8%
Loans funded by development banks	56,131	1.6%	38,843	1.3%	46,021	1.9%	45,927	2.1%	48,354	2.3%
Trade financing	3,444	0.1%	5,230	0.2%	2,026	0.1%	1,333	0.1%	2,450	0.1%
Working capital loans	691,673	20.3%	535,946	18.0%	413,364	16.8%	393,285	18.2%	442,116	20.9%
Total retail	1,777,354	52.0%	1,474,471	49.5%	1,166,559	47.5%	959,354	44.4%	1,010,555	47.8%
Financial Leases	349,778	10.3%	320,855	10.8%	287,615	11.7%	273,556	12.7%	251,618	11.9%
Mortgage	198,884	5.9%	177,308	6.0%	147,087	6.0%	133,101	6.2%	136,674	6.5%
General allowance	68,964	2.0%	54,171	1.8%	42,613	1.7%	27,234	1.3%	26,989	1.3%
Total domestic allowance for loan losses (COP)	3,415,728	100%	2,975,616	100%	2,455,141	100%	2,160,119	100%	2,115,161	100%

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
	(COP million, except percentages)
Foreign
Corporate
Trade financing	106,924	16.5%	5,664	2.1%	14,078	3.9%	26,344	7.6%	13,502	4.3%
Loans funded by development banks	304	0.1%	340	0.1%	222	0.1%	554	0.2%	1,107	0.3%
Working capital loans	154,882	23.8%	114,041	41.6%	142,416	39.8%	174,348	49.9%	172,704	54.6%
Credit cards	205	0.0%	245	0.1%	406	0.1%	344	0.1%	387	0.0%
Overdrafts	298	0.1%	302	0.1%	457	0.1%	513	0.2%	656	0.2%
Total Corporate	262,613	40.5%	120,592	44.0%	157,579	44.0%	202,103	58.0%	188,356	59.4%
Retail
Credit cards	35,358	5.4%	12,484	4.6%	13,550	3.8%	10,991	3.2%	12,961	4.1%
Personal loans	207,321	31.9%	101,010	36.8%	137,574	38.5%	97,239	27.9%	78,999	25.0%
Vehicle loans	18,353	2.8%	76	0.0%	167	0.1%	220	0.1%	242	0.1%
Overdrafts	4,082	0.6%	1,066	0.4%	2,795	0.8%	2,403	0.7%	2,032	0.6%
Loans funded by development banks	1,586	0.2%	1,098	0.4%	1,681	0.5%	708	0.2%	332	0.1%
Trade financing	4,198	0.7%	152	0.1%	414	0.1%	303	0.1%	214	0.1%
Working capital loans	2,685	0.4%	2,170	0.8%	2,427	0.7%	1,025	0.3%	1,542	0.5%
Total retail	273,583	42.0%	118,056	43.1%	158,608	44.5%	112,889	32.5%	96,322	30.5%
Financial Leases	15,746	2.4%	5,947	2.2%	3,576	1.0%	1,685	0.5%	2,147	0.7%
Mortgage	88,889	13.7%	21,470	7.8%	29,381	8.2%	24,357	7.0%	20,771	6.6%
General allowance	8,971	1.4%	7,958	2.9%	8,297	2.3%	8,060	2.0%	8,910	2.8%
Total foreign allowances for loan losses (COP)	649,802	100%	274,023	100%	357,441	100%	349,094	100%	316,506	100%
Total Foreign and Domestic allowance for loan losses (COP)	4,065,530	100%	3,249,639	100%	2,812,582	100%	2,509,213	100%	2,431,667	100%

As of December 31, 2013, allowances for loans and financial lease losses amounted to COP 4,066 billion (4.5% of total loans), up 25.1% as compared to COP 3,250 billion (4.6% of loans) at the end of 2012, and up 44% as compared to COP 2,813 billion (4.6% of loans) at the end of 2011.

Coverage, measured by the ratio of allowances for loan losses to past-due loans (overdue 30 or more days), was 157% at the end of 2013, down from 177% at the end of 2012 and 210% at the end of 2011. This decrease in the coverage ratio is explained by the rate of formation of PDLs during the year, which was faster than the pace of increase in allowances in the balance sheet and the incorporation of the loan portfolio of Banistmo, which treats loans as past due only when they are 90 days past due. For further information regarding asset quality and provision charges see Item 5. “Operating and Financial Review and Prospects”.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs by type of loan as of December 31, 2013, 2012, 2011, 2010 and 2009:

	Year ended December 31,
	2013	2012	2011	2010	2009
	(COP million)
Domestic
Trade financing	612	452	706	2,165	263
Loans funded by development banks	8,112	15,133	11,000	22,368	37,112
Working capital loans	178,651	131,165	172,572	202,241	329,603
Credit cards	309,992	293,507	131,553	172,804	195,676
Personal loans	179,189	98,253	44,561	69,808	96,597
Automobile loans	76,232	35,846	25,227	55,711	57,966
Overdrafts	9,619	7,224	8,345	15,052	27,685
Mortgage & other	5,064	11,693	30,833	679	29,027
Financial leases	21,107	30,414	21,664	23,799	30,284
Total domestic charge-offs (COP)	788,578	623,687	446,461	564,627	804,213

	Year ended December 31,
	2013	2012	2011	2010	2009
	(COP million)
Foreign
Trade financing	1,289	249	44	3,999	74
Loans funded by development banks	32	46	28	6	62
Working capital loans	27,838	11,554	37,312	31,207	31,850
Credit cards	10,971	6,268	6,672	10,969	13,460
Personal loans	44,927	31,445	38,305	45,898	62,854
Automobile loans	712	10	75	167	55
Overdrafts	1,650	3,720	1,110	947	1,167
Mortgage & other	1,321	1,527	1,675	331	3,472
Financial leases	-	-	-	-	8,385
Total foreign charge-offs (COP)	88,740	54,819	85,221	93,524	121,379
Total Foreign and Domestic charge-offs (COP)	877,318	678,506	531,682	658,151	925,592

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 was as follows:

	Year ended December 31,
	2013	2012	2011	2010	2009
Ratio of charge-offs to average outstanding loans	1.13%	1.07%	0.99%	1.49%	2.10%

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

POTENTIAL PROBLEM LOANS

In order to carefully monitor the credit risk associated with clients, the Bank has established a committee that meets monthly to identify current situations or anticipate future situations that might generate a possible deterioration in the client’s ability to pay. In general, the clients who are analyzed could face difficulties in the future in the repayment of their obligations with the Bank but who have had a good record of payment behavior. This situation could be related to internal factors such as economic activity, financial weakness or any other external events that could affect the client’s business.

As of December 31 2013, 3,368 loans amounting to COP 2.6 billion were performing and were on the watch list. The amount of loans and clients on the watch list has increased in response to the actions taken by the Bank to improve its debt service.

This increase was driven by some customers with high exposure because of their industry type, macroeconomic indicators or financial risk; these kinds of impairments are catalogued as low risk - level 1.

Watch List 2013				Watch List 2012
Level	Amount (COP million)%		Allowance (COP million)	Level	Amount (COP million)%		Allowance (COP million)
Level 1 - Low Risk	1,689,887	64%	65,117	Level 1 - Low Risk	855,940	57%	27,351
Level 2 - Medium Risk	445,788	17%	73,876	Level 2 - Medium Risk	166,965	11%	32,107
Level 3 - High Risk	500,115	19%	235,550	Level 3 - High Risk	487,115	32%	264,821
Total	2,635,790		374,543	Total	1,510,020		324,279

CROSS-BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2013, 2012 and 2011, total cross-border outstanding loans and investments amounted to approximately USD 11,891 million, USD 5,298 million and USD 5,448 million, respectively. As of December 31, 2013, total outstanding loans to borrowers in foreign countries amounted to USD 10,563 million, and total investments to USD 1,328 million. As of December 31, 2013, total cross-border outstanding loans and investments represented 17.51% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other currencies, the total of which exceeded 1% of consolidated total assets at December 31, 2013, 2012 and 2011.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments for the years ended December 31, 2013, 2012 and 2011:

	As of December 31,
	2013		2012		2011
	(thousands of U.S. dollars)
Governments and official institutions
Panama	USD	590,867	USD	6,086	USD	5,761
El Salvador		525,102		586,588		549,861
Mexico		162,462		-		-
Costa Rica		41,970		19,632		5,200
United States		33,639		29,965		58,339
Brazil		23,736		42,189		23,711
Chile		3,587		43,114		88
Peru		-		3,674		5,357
Guatemala		-		-		3,627
Banks and other financial institutions
Panama	USD	200,844	USD	277,648	USD	270,000
Venezuela		37,857		33,615		15,496
Brazil		27,814		80,904		41,186
Costa Rica		20,341		25,530		13,506
Chile		12,871		23,264		37,276
Peru		6,322		17,762		9,790
El Salvador		6,093		2,798		18,000
Mexico		3,032		6,625		3,023
Guatemala		2,740		-		-
Puerto Rico		302		302		303
Spain		-		142,800		17,400
Honduras		-		-		14,727
United States		-		-		2,711
Commercial and industrial Loans
Panama	USD	2,547,712	USD	63,125	USD	53,983
El Salvador		2,136,535		860,363		615,692
Guatemala		479,108		72,043		810,578
Peru		387,733		197,042		200,045
United States		293,595		28,250		36,215
Costa Rica		200,339		416,248		188,407
Spain		143,445		484		254
British Virgin Island		102,348		37,000		-
Uruguay		79,850		-		-
Marshall Islands		54,545		-		-
Canada		33,413		29,535		22,057
Mexico		22,160		35,649		96,470
Chile		14,283		16,905		36,980
Honduras		12,701		14,470		34,744
New Zealand		12,000		-		-
Nicaragua		10,110		5,761		6,337
Brazil		9,580		14,495		39,997
Barbados		5,804		-		-
England		4,894		-		154,280
Dominican Republic		4,280		4,938		7,744
Guyana		2,500		3,700		4,900
Ecuador		2,004		2,901		1,700
Saint Vincent and the Grenadines		-		2,760		-
Russia		-		2,432		-
Cayman Islands		-		-		6,511
Others		1,036		1,360		197
Other Loans
Panama	USD	2,622,762	USD	14,262	USD	32,021
El Salvador		667,210		1,808,547		1,741,014
Nicaragua		104,969		-		-
Costa Rica		76,472		74,673		59,808
Peru		42,372		13,494		42,063
Guatemala		33,454		6,229		8,663
United States		25,547		17,542		43,246
British Virgin Island		17,958		-		-
Brazil		8,306		26,783		23,115
Spain		8,042		152,992		899
Chile		7,036		14,569		11,125
England		6,363		6,266		9,497
Dominican Republic		4,045		-		-
Bahamas		2,663		4,448		7,490
Canada		1,096		1,076		35,372
Mexico		1,048		1,579		1,120
Honduras		-		1,095		1,935
Venezuela		-		645		17,235
Others		2,151		1,619		1,095
Total Cross-Border Outstanding Loans and Investment	USD	11,891,048	USD	5,297,776	USD	5,448,151

E.5. DEPOSITS

The following table shows the composition of the Bank’s deposits for 2013, 2012 and 2011:

	As of December 31,
	2013		2012		2011
	(COP million)
Non-interest bearing deposits:
Checking accounts	COP	13,617,057	COP	8,820,458	COP	7,909,743
Other deposits		1,063,430		978,416		904,430
Total		14,680,487		9,798,874		8,814,173

Interest bearing deposits:
Checking accounts		3,167,876		2,478,443		2,384,151
Time deposits		34,058,452		24,767,489		17,973,117
Savings deposits		34,649,764		27,113,914		23,263,051
Total		71,876,092		54,359,846		43,620,319
Total deposits	COP	86,556,579	COP	64,158,720	COP	52,434,492

The following table shows the time deposits held by the Bank as of December 31, 2013 and 2012, respectively, classified by amount and maturity:

	At December 31, 2013
	Domestic Operations	Foreign Operations	Total
	(COP million)
Time deposits higher than USD 100,000(1)
Up to 3 months	6,553,140	3,364,803	9,917,943
From 3 to 6 months	2,695,991	1,695,879	4,391,870
From 6 to 12 months	1,858,652	2,238,283	4,096,935
More than 12 months	6,728,343	2,817,005	9,545,348
Time deposits less than USD 100,000(1)	4,440,859	1,665,497	6,106,356
Total	22,276,985	11,781,467	34,058,452

	At December 31, 2012
	Domestic Operations	Foreign Operations	Total
	(COP million)
Time deposits higher than USD 100,000(2)
Up to 3 months	3,262,557	2,475,895	5,738,452
From 3 to 6 months	2,162,634	1,253,157	3,415,791
From 6 to 12 months	2,136,468	936,813	3,073,281
More than 12 months	7,245,194	403,328	7,648,522
Time deposits less than USD 100,000(2)	3,714,192	1,177,251	4,891,443
Total	18,521,045	6,246,444	24,767,489

 ________________________

(1)	Approximately COP 193 million at the Representative Market Rate as of December 31, 2013.
(2)	Approximately COP 177 million at the Representative Market Rate as of December 31, 2012.

As of December 31, 2013, the time deposits collected by foreign subsidiaries amounted to COP 11,781,467 million.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6. RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
	(in percentages)
Net income as a percentage of:
Average total assets	1.37	1.92	2.20
Average stockholders’ equity	12.76	15.97	20.22
Dividends declared per share as a percentage of consolidated net income per share(1)	43.62	37.46	33.52
Average stockholders’ equity as a percentage of average total assets	10.72	12.02	10.86
Return on interest-earning assets(2)	8.89	10.44	9.39

________________________

(1)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preferred shares outstanding during the year.

(2)	Defined as total interest earned divided by average interest-earning assets.

E.7. SHORT TERM BORROWINGS

The following table sets forth certain information regarding the short-term borrowings by the Bank for the periods indicated:

	As of December 31,
	2013			2012			2011
	Amount		Rate(3)	Amount		Rate(3)	Amount		Rate(3)
	(COP million, except percentages)
End of period	6,168,522		2.02%	1,803,665		2.78%	4,130,915		1.11%
Weighted average during period	4,108,709		3.03%	2,488,285		2.02%	2,949,935		1.55%
Maximum amount of borrowing at any month-end	6,168,522	(1)		3,693,395	(2)		4,130,915	(1)
Interest paid during the year	124,352			50,209			45,840

________________________

(1)	December
(2)	January
(3)	Corresponds to the ratio of interest paid to short-term borrowings.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, there are no unresolved written comments from SEC staff regarding the Bank’s periodic reports required to be filed under the Exchange Act of 1934.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with Bancolombia’s audited Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011.

Bancolombia’s audited Consolidated Financial Statements are prepared following the accounting practices and the special regulations of the SFC, or, in the absence of such regulations, Colombian banking GAAP. Together, these requirements differ in certain significant respects from U.S. GAAP. Note 31 to the Bank’s audited Consolidated Financial Statements included in this Annual Report describes the significant differences between Colombian banking GAAP and U.S. GAAP as they relate to the Bank’s audited Consolidated Financial Statements and provides a reconciliation of net income and stockholders’ equity for the years and dates indicated herein.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s operations are affected by external factors such as economic activity in Colombia, interest rates, inflation and exchange rates. The following discussion summarizes the trends of such variables.

Economic activity

Colombia’s GDP growth was 4.3% in 2013, higher than the 4.0% reached in 2012. Household consumption and investment remain solid and are driving the economic expansion.

Key GDP components performed as follows in 2013 compared to 2012: consumption increased 4.7%, investment grew 4.9% and exports increased 5.3%.

In 2013, gross capital formation represented 27.6% of GDP, household consumption represented 65.7%, government consumption 16.6%, exports 17.4% and imports 26.8%.

The activities that led growth during the year were construction (9.8% increase), non-financial services (5.3% increase), agriculture (5.2% increase) and mining (4.9% increase).

Interest Rates

In the first three meetings of the year, in January, February and March 2013, the Central Bank decreased its benchmark rate 25 basis points in the first two meetings and 50 basis points in the third to 3.25% in order to boost the economy and kept it there throughout the year.

The Central Bank expects to maintain inflation rates over time within the long-term targeted range (between 2% and 4%) while permitting the economy to grow close to GDP estimates. In order to do so, the Central Bank may change the interest rate to promote economic activity, credit expansion and consumption.

Inflation

Year-end inflation rate for 2013 was 1.94%, lower than the 2.44% recorded for 2012.

The components that led inflation in 2013 were health care (4.4% increase), education (4.4% increase), telecommunications (2.8% increase) and housing (2.7% increase).

The 12-month core inflation rate for 2013 came to 2.36%, thereby remaining within the Central Bank’s targeted inflation range of 2% to 4%. The price increase in regulated goods and services, such as utilities, urban transportation and gasoline was 1.05%.

Exchange rate

The Colombian Peso depreciated 9% versus the U.S. dollar during 2013, compared with a appreciation of 9% during 2012.

Foreign Direct Investment flows into Colombia have been one of the main drivers of the appreciation of the Colombian peso against the U.S. dollar during the last twelve years. In 2013, FDI totaled USD 16,772 million, of which 46.7% was related to oil, gas and mining.

The weakening of the Colombian Peso mainly benefited Colombian companies that focus on exporting and that gained competitiveness given that a large portion of their expenses was denominated in Colombian Pesos.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – mid-term	Unfavorable factors for the Colombian economy – mid-term

Benefits derived from past monetary policies aimed at achieving sustainable growth.	Underdeveloped infrastructure that translates into a constraint for growth.

Positive inflationary outlook.	Commodity dependent export activity.

Investment grade rating given to Colombia by Standard and Poor’s, Moody’s and Fitch.	Despite successful efforts to diversify export markets, there is still concentration in specific export destinations, particularly the United States.

The approval by Congress of the Fiscal Rule, which will further contribute to the country’s fiscal sustainability.	Exchange rate uncertainties that could expose the economy to highly volatile markets or build inflation pressures.

Stronger local capital markets, with little exposure to “toxic assets” and with low currency mismatches.	Risk of new fiscal measures.

A well-capitalized banking system.	Possible escalation in activities of guerilla and drug cartels that may hurt investor confidence.

Well-developed supervision and regulation of the financial system.

Adequate international reserves to short term debt.

Limited exposure of corporations to speculation through derivatives.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2013 VERSUS 2012

Summary

In 2013, Bancolombia strengthened its competitive position and full-service financial model, and benefited from the diversity of its leading franchises. For 2013, net income totaled COP 1,515 billion (COP 1,779 per share – USD 3.69 per ADR), which represents a decrease of 11% as compared to 2012, when net income totaled COP 1,702 billion, and a decrease of 9% as compared to 2011, when net income totaled COP 1,664 billion.

Bancolombia’s return on average stockholders’ equity for 2013 was 12.76%, down from 15.97% in 2012 and 20.22% in 2011.

The net interest margin decreased in 2013 and reached 5.48%, down from 6.49% in 2012 and 6.17% in 2011.

Provision charges, net of recoveries, totaled COP 1,231 billion for 2013, up 11% from COP 1,111 billion in 2012 and 106% from COP 599 billion in 2011. The higher amount of provisions was the result of loan deterioration and countercyclical provisions. The majority of the new past due loans are related to consumer clients and are responsible for most of the provision charges for the year.

Loans and financial leases grew 28% during the year. This performance was driven primarily by credit and mortgage demand from individuals corporations and the incorporation of Banistmo, which contributed with 15.8% to the overall growth in loans.

Reserves for loan losses and accrued interest represented 4.5 % of total loans and 157% of past-due loans at the end of 2013 compared with 4.7% of total loans and 177% of past-due loans at December 31, 2012. Capital adequacy was 10.6% (Tier 1 ratio of 5.8%), lower than the 15.8% (Tier 1 ratio of 10.4%) reported at the end of 2012.

Deposits increased 35% during 2013, driven by greater liquidity in the Colombian economy and as a result of the acquisition of Banistmo, wich explained 16,6% of growth in deposits. The ratio of net loans to deposits (including borrowings from development banks) was 94% at the end of the year, down from 99% at December 31, 2012.

Banistmo

On October 28, 2013, Bancolombia completed the acquisition of 100% of common shares, and 90.1% of preferred shares of Banistmo.  After having obtained the required regulatory approvals, and satisfied certain other conditions for completion of this transaction, Bancolombia acquired a controlling interest in the Panamanian entity.

Bancolombia paid a consideration amount of USD 2,234 million to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc.

Banistmo has the second largest market share of loans and deposits in Panama, and it has USD 8,000 million in assets, USD 5,542 million in deposits and USD 676 million in equity on a consolidated basis, as of December 2013.

Additionally, Banistmo and its subsidiaries have more than 450 thousand clients, 2500 employees, 62 branches and 274 ATMs.

The strategy with Banistmo in the near future is to consolidate its relationships with clients, implement its own IT platform and processes and continue growing along with the Panamanian economy, which is one of the more dynamic in Central America.

REVENUE PERFORMANCE

Net Interest Income

For 2013, net interest income totaled COP 5,009 billion, up 5% from COP 4,767 billion in 2012 and 28% from COP 3,904 billion in 2011. This performance is explained by the combined effect of the growth in the loan portfolio during the year and a decrease in interest margins. In 2013, the Central Bank decreased its reference rate from 4.25% to 3.25% which increased money supply and expanded the availability of credit in the economy. The reasons for these cuts in the reference rate were the slower pace of growth in the economy and the reduction of inflation. Although rates declined during 2013, the Bank was able to manage its funding costs, in a manner that mitigate the compression of spreads. The addition of U.S. dollar denominated loans from the Banistmo operation also impacted the net interest margin as, since those assets present lower yields as compared to the assets prior to the acquisition. Net interest margin was 5.48% for 2013, down from 6.49% in 2012. Net interest income represented 65% of net revenues in 2013, compared to 64% for 2012 and 62% for 2011.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 8,131 billion in 2013, up 6% from COP 7,662 billion in 2012 and up 37% from COP 5,946 billion in 2011.

Interest on loans and financial leases reflected an increase in the loan portfolio in 2013. The weighted average nominal interest rate on loans and financial leases ended at 10% in 2013 down from 11% in 2012 and equal to the 10% rate in 2011. As a result, interest on loans and financial leases totaled COP 7,614 billion (94% of interest income), an increase of 11% compared to COP 6,878 billion (90% of interest income) in 2012 and 44% compared to COP 5,301 billion (89% of interest income) in 2011.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 490 billion in 2013, down 36% as compared to 2012 and 22% as compared to 2011. This decline is primarily explained by loss in value of securities in May and June 2013, caused by the announcement of the U.S. Federal Reserve regarding the tapering of the monetary stimulus.

Regarding interest expenses, interest incurred on liabilities totaled COP 3,122 billion in 2013, up 8% as compared to COP 2,895 billion in 2012, and up 53% as compared to COP 2,042 billion in 2011. The increase in interest expenses is explained by the increase in volumes of deposits and bonds. Overall, the average interest rate paid on interest-bearing liabilities decreased to 3.7% in 2013 from 4.4% in 2012 and remained stable compared to 3.7% in 2011.

Net Fees and Income from Financial Services

For 2013, net fees and income from services totaled COP 1,916 billion, up 6% as compared to COP 1,807 billion in 2012 and up 15% as compared to COP 1,669 billion in 2011. This increase was driven primarily by the performance of commissions received from banking services, collections and payments fees and check remittances.

Bancolombia’s distribution channels completed an increased number of transactions in 2013 compared to 2012. In particular, our banking operation in Colombia completed about 1.60 billion transactions in 2013, which represents an increase of 16% as compared to the 1.38 billion transactions in 2012. The Bank achieved these higher transaction levels, despite fee increases and the elimination of fee exemptions for certain payment instruments for some segments (such as debit cards and credit cards).

The following table lists the main revenue-producing fees for the years ended December 31 2013, 2012 and 2011 along with year-to-year variations:

	Year Ended December 31,			Variation	Variation
	2013	2012	2011	2013/2012	2012/2011
	(COP million)
Main fees and commissions
Commissions from banking services	469,896	449,452	383,984	4.55%	17.05%
Electronic services and ATM fees	87,516	73,887	67,267	18.45%	9.84%
Branch network services	135,474	126,356	125,835	7.22%	0.41%
Collections and payments fees	283,788	256,503	224,878	10.64%	14.06%
Credit card merchant fees	8,295	9,684	16,725	(14.34)%	(42.10)%
Credit and debit card annual fees	731,095	654,900	617,526	11.63%	6.05%
Checking fees	70,261	72,636	74,514	(3.27)%	(2.52)%
Trust activities	207,994	208,583	188,340	(0.28)%	10.75%
Brokerage fees	62,615	63,631	65,943	(1.60)%	(3.51)%
Check remittance	44,368	22,120	19,626	100.58%	12.71%
International operations	62,921	71,932	71,293	(12.53)%	0.90%
Fees and other service expenses	(247,867)	(202,644)	(187,347)	22.32%	8.17%
Total fees and income from services, net	1,916,356	1,807,040	1,668,584	6.05%	8.30%

Other Operating Income

For 2013, total other operating income was COP 840 billion, 1% higher than the COP 833 billion reported in 2012, and 22% higher than the COP 691 billion reported in 2011.

Revenue from communication, postage, rent and others had a significant impact on the “Other operating income” line of COP 466 billion in 2013, 33% higher than the COP 350 billion reported in 2012, and 107% higher than the COP 225 billion recorded in 2011. This item includes the rents received from operating leasing contracts.

The Bank recorded insurance income generated by Banistmo’s insurance operations during the months of November and December, these activities contributed COP 10 billion in income.

Net foreign exchange gain (loss) decreased by 9% to COP 95 billion in 2013, from COP 104 billion in 2012 and decreased by 15% from COP 112 billion in 2011. Gains on forward contracts in foreign currency decreased by 54% to COP 27 billion in 2013, from COP 59 billion in 2012 and increased by 148% from COP 11 billion in 2011.

Operating expenses

For 2013, operating expenses totaled COP 4,639 billion, up 11% as compared to COP 4,162 billion in 2012 and up 29% as compared to COP 3,606 billion in 2011.

Personnel expenses (salaries and employee benefits, bonus plan payments and indemnities) totaled COP 1,656 billion in 2013, up 1% from 2012. This performance was primarily driven by the combined effect of a slight increase in headcount and wage increments during 2013. Salaries in 2013 were raised in line with the 2012 inflation rate of 2.44%.

Administrative and other expenses totaled COP 2,327 billion in 2013, up 14% as compared to 2012 and up 31% as compared to 2011, driven by increased taxes different than income tax and expenses incurred in connection with software development and IT upgrades.

Depreciation expenses totaled COP 429 billion in 2013, increasing 34% as compared to COP 320 billion in 2012 and 92% as compared to COP 223 billion in 2011. This increase was driven by the growth in the operating lease business of Bancolombia.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	Year ended December 31,
	2013	2012	2011
	(COP million)
Operating expenses
Salaries and employee benefits	1,467,780	1,394,027	1,275,351
Bonus plan payments	154,550	204,201	137,160
Indemnitiesbenefits	33,965	39,452	29,347
Administrative and other expenses	2,327,908	2,040,223	1,780,459
Insurance on deposits, net	135,816	105,675	90,769
Donation expenses	11,525	13,512	19,020
Depreciation	428,856	319,602	223,003
Goodwill amortization	78,880	45,690	51,239
Total operating expenses	4,639,280	4,162,382	3,606,348

Provision Charges and Credit Quality

For the year 2013, provision charges (net of recoveries) totaled COP 1,231 billion (or 1.6% of average loans), which represents an increase of 11% as compared to COP 1,111 billion in 2012 (or 1.7% of average loans) and an increase of 106% as compared to COP 599 billion in 2011 (or 1% of average loans). The higher level of provisions was driven by the formation of past-due loans and the growth of the loan portfolio, which implied higher countercyclical provisions.

Net loan charge-offs totaled COP 877 billion in 2013, up 29% from COP 679 billion in 2012 and up 65% from COP 532 billion in 2011. Past-due loans amounted to COP 2,597 billion in 2013, up 42% as compared to COP 1,832 billion in 2012, and 94% higher than COP 1,341 billion in 2010.

The delinquencies ratio (the ratio of loans overdue more than 30 days to total loans) reached 2.90% as of the end of 2013, up from 2.62% at the end of 2012 and up from 2.18% at the end of 2011.

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

Commercial and consumer loans are provisioned following standard models developed by the SFC. According to the models the allowance for loan losses is calculated as follows:

Expected Loss = [Probability of default] x [Exposure at default] x [Loss given default]

The probability of default is calculated and provided by the SFC based on historical data. Exposure at default is defined as the current balance of the principal, interest, interest receivable accounts and other receivables regarding consumer and commercial loan obligations at the moment of default. The Loss Given Default (“LGD”) is defined as the expected loss occurred after default and is calculated and provided by the SFC. The LGD varies according to the type of collateral and would increase gradually depending on the number of days the loan has been in default. It is important to note that Bancolombia applies stricter parameters than those required by the Colombian regulator in the estimation of the LGD of its loan portfolio by reducing the number of the past-due days that are used in such calculation and adjusting some percentages. Therefore, allowances produce higher provision charges that reflect a higher coverage ratio for loan losses. In addition to the allowances calculated by the reference models, the Bank also sets up incremental allowances for certain clients who are considered to present an increased inherent risk due to determined risk factors such as macroeconomic or industry deterioration trends or any other factors that could indicate early impairment. In June 2012, due to the significant increase in the consumer loan portfolio of the Colombian financial institutions, the SFC issued the External Circular 026 of 2012, with the purpose of setting forth the requirements to be followed by financial institutions, in order to establish a new additional allowance for covering the consumer loan’s individual inherent risk, For futher details see Note 2 to the Financial Statements,“Summary of significant accounting policies”.

In addition, there are no standard models required or provided by the regulator for mortgage and small business loans. In order to calculate provisions for these segments, the Bank must maintain at all times individual allowances equal to or greater than the minimum percentages provided by the SFC. The minimum percentages vary depending on the risk category assigned to every loan within the mortgage and small business loans categories (the higher the risk, the higher the allowance percentage). In addition, the minimum percentages might differ if the loan has any collateral. The Bank also has adopted, for its Colombian business, more rigorous policies in the calculation of allowances for mortgage and small business loans than those required by the SFC. Under such policies, the Bank has established higher allowance percentages for loans classified in the C, D and E risk categories.

For mortgage and small business loans, the Bank sets up a general allowance which corresponds to one percent (1%) of the outstanding principal. Because the Bank applies standardized models supplied by the SFC to compute the allowance for commercial and consumer loans, the Bank no longer establishes general allowances for commercial and consumer loans.

Allowance for loans, financial leases and accrued interest losses amounted to COP 4,066 billion or 4.54% of total loans at the end of 2013, an increase of 25% from COP 3,249 billion, or 4.64% of total loans, as of December 31, 2012. Nevertheless, coverage for loan losses, measured by the ratio of allowances toPDLs (overdue 30 days), reached 157% at the end of 2013, down from 177% at the end of 2012. The decrease in this coverage ratio is explained by the formation of PDLs during the year, which was faster than the pace of increase in allowances in the balance sheet, however, this coverage continues to reflect the Bank’s prudent approach toward risk management, which is stricter than that required by the SFC. As of December 31, 2013, allowances in the amount of COP 674 billion were recorded in excess of the minimum allowances required by the SFC as compared with COP 587 billion as of December 31, 2012.

The Bank’s management considers that the Bank’s allowances for loans and financial leases losses adequately reflect the credit risk associated with its loans portfolio given the current economic environment and the available information upon which the credit assessments are made. Nonetheless, the methodology used in the allowance and provision charges determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and, accordingly, no assurance can be given that current allowances and provision charges will exactly reflect actual losses.

For further details regarding the regulation and methodologies for the calculation of allowances following the accounting practices and the special regulations of the SFC, please see “Note 2.i. to the Financial Statements included in this Annual Report. “Loans and Financial Leases.”.

For a description of the loan portfolio, the summary of loan experience, potential problem loans and charge-offs see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio” and “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of loan loss experience”.

Loan loss allowances calculated following practices and special regulations of the SFC differ in certain significant respects from those determined in accordance with U.S. GAAP. Note 31- e) to the Finanial Statements, “Allowance for loan losses, financial leases, foreclosed assets and other receivables” provides a description of the significant differences between Colombian banking GAAP and U.S. GAAP in this respect and a reconciliation of allowances following U.S. GAAP.

Merger Expenses and Goodwill Amortization

For the year ended December 31, 2013, goodwill amortization amounted to COP 79 billion, up 72% from COP 46 billion in 2012 and up 55% from COP 51 billion in 2011.

As of December 31, 2013, outstanding goodwill totaled COP 3,589 billion, which represents a 529% increase from COP 571 billion at the end of 2012. Outstanding goodwill represented 2.7% of the Bank’s total assets and primarily comprises the goodwill related to the acquisition of Banagrícola in May 2007 and Banistmo in 2013. Both transactions originated goodwill denominated in U.S. dollars and are being amortized over 20 years.

Non-Operating Income (Expenses)

Net non-operating income, which includes gains/losses from the sale of foreclosed assets, premises and equipment and other assets and income from minority interest, totaled COP 37 billion in 2013, a 6% increase from COP 35 billion in 2012.

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2013		2012		2011
	(COP million)
Non-operating income (expenses), net:
Other income(1)	COP	233,721	COP	148,751	COP	200,098
Minority interest		(17,364)		(5,723)		(11,351)
Other expenses(2)		(179,294)		(107,813)		(112,692)
Total non-operating income (expenses), net	COP	37,063	COP	35,215	COP	76,055

___________________

(1)	Includes gains on sale of foreclosed assets, premises and equipment, reimbursement of the provisions, deferred tax recovery.
(2)	Include fraud-related losses, losses from the sale of foreclosed assets, premises and equipment and payments for fines, sanctions, lawsuits and indemnities.

Income Tax Expenses

Income tax expense for the fiscal year 2013 totaled COP 417 billion, down 11% from COP 467 billion in 2012 and down 11% from COP 471 billion in 2011.

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

Banistmo and it subsidiaries incorporated in the Panama pay an income tax on the profits obtained in the country equivalent to 27.5% for 2013 and 25% from 2014 onwards. According to existing fiscal regulation, profits from foreign operations, interest paid on term deposits by local banks, debt securities issued by the Panamenian Government and from securities listed in the Securities Exchange Superintendency (Superintendencia del Mercado de Valores) are exempt from income taxes.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2012 VERSUS 2011

Summary

In 2012, Bancolombia strengthened its competitive position and full-service financial model, and benefited from the diversity of its leading franchises. For the year 2012, net income totaled COP 1,702 billion (COP 2,013 per share – USD 4.55 per ADR), which represents an increase of 2% as compared to COP 1,664 billion of net income for the fiscal year 2011, and an increase of 18% as compared to COP 1,436 billion of net income for the fiscal year 2010.

Bancolombia’s return on average stockholders’ equity for 2012 was 15.97%, down from 20.22% in 2011 and 19.71% in 2010.

The net interest margin increased in 2012 and reached 6.49% for the year, up from 6.17% in 2011 and 6.38% in 2010.

Provision charges, net of recoveries, totaled COP 1,111 billion for 2012, up 86% from COP 599 billion in 2011 and up 103% from COP 548 billion in 2010. The higher amount of provisions was the result of loan deterioration, especially during the first months of the year. The majority of the new past due loans are related to consumer clients and are responsible for most of the provision charges for the year.

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

Regarding interest expenses, interest incurred on liabilities totaled COP 2,895 billion in 2012, up 42% as compared to COP 2,042 billion in 2011, and up 84% as compared to COP 1,572 billion in 2010. The increase in interest expenses is explained by higher interest rates incurred on deposits and an increase in deposits and bonds. Overall, the average interest rate paid on interest-bearing liabilities increased to 4.4% in 2012 from 3.7% in 2011 and from 3.4% in 2010.

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

In addition, the sale of Bancolombia’s stake in Asesuisa and Asesuisa Vida positively affected other operating income in the year. As part of that transaction, the Bank recorded gains on sales of equities of COP 81 billion for 2012.

The Bank recorded no insurance income in 2012 because of the sale of the insurance units (Asesuisa and Asesuisa Vida) in El Salvador during 2011, when those activities contributed COP 18,039 million in income.

Foreign exchange net gains decreased 7% to COP 104 billion in 2012, from COP 112 billion in 2011 and increased 67% from COP 62 billion in 2010. Gains on forward contracts in foreign currency increased 436% to COP 59 billion in 2012, from COP 11 billion in 2011 and 48% from COP 40 billion in 2010.

Operating Expenses

For 2012, operating expenses totaled COP 4,162 billion, up 15% as compared to COP 3,606 billion in 2011 and up 34% as compared to COP 3,098 billion in 2010.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and indemnities) totaled COP 1,638 billion in 2012, up 14% as compared to 2011. This performance was primarily driven by the combined effect of increased headcount and wage increments during 2012. Salaries in 2012 were raised in line with the 2011 inflation rate of 3.73%.

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

The delinquencies ratio (the ratio of loans overdue more than 30 days to total loans) reached 2.62% as of the end of 2012, up from 2.18% at the end of 2011 and down from 2.87% at the end of 2010.

Merger Expenses and Goodwill Amortization

For the year ended December 31, 2012, goodwill amortization amounted to COP 46 billion, down 10% from COP 51 billion in 2011 and down 18% from COP 56 billion in 2010.

As of December 31, 2012, outstanding goodwill totaled COP 571 billion, which represents a 16% decrease from COP 680 billion at the end of 2011. Outstanding goodwill represented 0.6% of the Bank’s total assets and primarily comprised the goodwill related to the acquisition of Banagrícola, which is denominated U.S. dollars and is being amortized over 20 years beginning in May 2007.

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

RESULTS BY SEGMENT

The Bank manages its business through ten main operating segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Banking Panama, Insurance, Off Shore, and All Other.

In 2013, Bancolombia included “Insurance” and “Banking Panama” as new segments because of the acquisition of Banistmo and its subsidiaries, which includes an insurance operation.

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank´s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank´s corporate and government sales force targets and specializes in companies with more than COP 16,000 million in revenue.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

	Year ended December 31,
	2013	2012	2011	Variation 2013-2012	Variation 2012-2011
	(COP in million)
Net Interest income	4,274,577	4,010,434	3,000,900	6.59%	33.64%
Net provisions	(1,074,009)	(1,057,745)	(481,251)	1.54%	119.79%
Net commissions	1,517,679	1,445,429	1,335,101	5.00%	8.26%
Other net revenues	553,367	490,755	452,331	12.76%	8.49%
Total operating income	5,271,614	4,888,873	4,307,081	7.83%	13.51%
Operating expenses	3,531,379	3,296,266	2,837,985	7.13%	16.15%
Non-operating income (expense)	(8,913)	18,153	53,989	(149.10)%	(66.38)%
Income before income taxes	1,731,322	1,610,760	1,523,085	7.48%	5.76%
Income tax expense	(248,182)	(318,158)	(319,572)	(21.99)%	(0.44)%
Segment net income	1,483,140	1,292,602	1,203,513	14.74%	7.40%
Segment assets	83,818,769	71,566,337	63,626,713	17.12%	12.48%

Analysis of 2013 versus 2012.

In 2013, net income for Banking Colombia grew by 14.7% to COP 1,483 billion.

Net interest income increased 6.6% to COP 4,275 billion, explained by the growth in the loan portfolio. Consumer loans grew 15%, mortgages 27% and corporate loans grew 9%. Demand in consumer loans was mainly driven by car loans, personal loans and payroll loans and commercial loans were mainly driven by large corporations.

Net provision charges increased by 1.5% to COP 1,074 billion. This increase resulted from growth of the loan portfolio, in particular loan growth in the consumer segment, as well as some deterioration in credit quality. The credit quality of the loan portfolio in the Banking Colombia segment was healthy and the deterioration was lower than in previous year, nevertheless, the counter cyclical component of provisions, attibubable to new loans that do not necessarily become past due, explained a portion of the provision charges.

Net commissions increased by 5% to COP 1,518 billion mainly due to greater fees from banking services, which include distribution of insurance premiums, debit and credit cards and electronic and ATM-based transaction fees. In 2013, Banking Colombia experienced a greater number of transacions, which contributed to a higher fee revenue. Prices for these services increase in line with inflation.

Operating expenses increased by 7% to COP 3,531 billion, due to increases in administrative expenses and labor costs and increased deposit insurance premiums paid in conection to the growth of deposits During 2013, Banking Colombia was focused in growing labor cost in line with inflation, keeping the headcount stable.

Assets attributable to Banking Colombia grew by 17% during the year, mainly driven by the growth in loans.

Analysis of 2012 versus 2011.

In 2012, net income for Banking Colombia increased by 7% to COP 1,293 billion.

Net interest income increased by 34% to COP 4,010 billion, explained by the growth in the loan portfolio. Consumer loans and mortgages led the growth, and commercial loans followed as large corporations and small and medium enterprises requested more credit.

Net provision charges increased by 120% to COP 1,058 billion. This increase resulted from growth of the loan portfolio, in particular loan growth in the consumer segment which increased by 16%, as well as some deterioration in credit quality. Operating expenses increased by 16% to COP 3,296 billion, due to increased administrative expenses and labor costs.

Assets attributable to Banking Colombia grew by 12% during the year, mainly driven by the growth in loans.

Banking El Salvador through Banco Agrícola S.A.: This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador. Banking El Salvador also includes operations of the following subsidiaries Arrendadora Financiera S.A., Credibac S.A. de CV, Valores and Banagricola S.A. de C.V.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

	Year ended December 31,
	2013	2012	2011	Variation 2013-2012	Variation 2012-2011
(COP in million)
Net Interest income	363,079	333,789	355,778	8.78%	(6.18)%
Net provisions	(41,611)	16,775	(38,787)	(348.05)%	(143.25)%
Net commissions	132,464	129,226	107,442	2.51%	20.28%
Other net revenues	4,959	(2,788)	34,076	277.87%	(108.18)%
Total operating income	458,891	477,002	458,509	(3.80)%	4.03%
Operating expenses	234,463	217,291	205,304	7.90%	5.84%
Non-operating income (expense)	6,051	4,290	6,731	41.05%	(36.27)%
Income before income taxes	230,479	264,001	259,936	(12.70)%	1.56%
Income tax expense	(70,325)	(66,473)	(60,575)	5.79%	9.74%
Segment net income	160,154	197,528	199,361	(18.92)%	(0.92)%
Segment assets	7,596,257	6,699,690	6,931,582	13.38%	(3.35)%

Analysis of 2013 versus 2012.

In 2013, net income for Banking El Salvador decreased by 19% to COP 160 billion.

Net interest income increased by 8.8% to COP 363 billion, due to a growth in the loan portfolio. . Net interest margins remained stable during the year as the loan portfolio mix did not change and funding costs remained flat.

Net provisions were COP 42 billion, compared with net recoveries of COP 17 billion for 2012, due to higher non performing loans. In banking operations in El Salvador, we maintained strict discipline in credit standards in order to prevent any significant deterioration of the loan book due to weak economic performance. Allowances for bad loan losses as a percentage of past-due loans at the end of 2013 were 186% and past-due loans as a percentage of gross loans were 2.6% for Banking El Salvador.

Operating expenses grew by 8% to COP 234 billion, mainly due to increased in personnel expenses.

Assets attributable to Banking El Salvador increased by 13% during the year, mainly driven by the growth of the loan portfolio of Banco Agrícola. Consumer and small and medium enterprises loans lead the growth in 2013 and at the end onf the period, accounted by about 57% of the loan portfolio Coporate loans represented 43% of the portfolio.

Analysis of 2012 versus 2011.

In 2012, net income for Banking El Salvador decreased by 1% to COP 198 billion.

Net interest income decreased by 6% to COP 334 billion, due to a reduction in the loan portfolio, caused by a little demand due to a weak economy in El Salvador. The cost of deposits remained stable in 2012, net interest margin ended at 5.8%.

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

Operating expenses grew by 6% to COP 217 billion, due to increases in administrative and personnel expenses.

Assets attributable to Banking El Salvador decreased by 3% during the year, mainly driven by the contraction of the loan portfolio of Banco Agrícola.

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

	Year ended December 31,
				Variation	Variation
	2013	2012	2011	2013-2012	2012-2011
	(COP in million)
Net Interest income	591,086	533,725	473,867	10.75%	12.63%
Net provisions	(97,035)	(91,389)	(49,211)	6.18%	85.71%
Net commissions	51,626	36,528	11,703	41.33%	212.13%
Other net revenues	114,702	111,121	68,930	3.22%	61.21%
Total operating income	660,379	589,985	505,289	11.93%	16.76%
Operating expenses	332,714	314,999	280,478	5.62%	12.31%
Non-operating income (expense)	(76,424)	(52,761)	(488)	44.85%	10711.68%
Income before income taxes	251,241	222,225	224,323	13.06%	(0.94)%
Income tax expense	(23,857)	(3,106)	(2,720)	668.09%	14.19%
Segment net income	227,384	219,119	221,603	3.77%	(1.12)%
Segment assets	15,358,140	13,179,545	11,488,298	16.53%	14.72%

Analysis of 2013 versus 2012.

In 2013, net income for Leasing increased by 4% to COP 227 billion.

Net interest income increased by 11% to COP 591 billion, explained mainly by the growth in the balance of financial leases.

Net provision charges increased by 6% to COP 97 billion, due to some deterioration of the leasing portfolio. Allowances for bad loan losses, as a percentage of gross loans, were 176%; and past-due loans as a percentage of gross loans were 2.1% at end of 2013.

Net commissions grew by 41% to COP 52 billion due to higher fees from arrangements of operational leasing structures.

Operating expenses increased by 5.6% to COP 333 billion, due to increased labor costs and administrative expenses.

Assets attributable to Leasing grew by 16.5% to COP 15,358 billion, mainly driven by the increase in financial and operating leases demanded by corporations and small and medium enterprises.

Analysis of 2012 versus 2011.

In 2012, net income for Leasing decreased by 1% to COP 219 billion.

Net interest income increased by 13% to COP 534 billion, explained mainly by the growth in the balance of financial leases.

Net provision charges increased by 86% to COP 91 billion, due to higher deterioration of the leasing portfolio. Allowances for bad loan losses, as a percentage of gross loans, were 153%; and past-due loans as a percentage of gross loans were 1.84% at end of 2012.

Operating expenses increased by 12% to COP 315 billion, due to increased labor costs and administrative expenses.

Assets attributable to Leasing grew by 15% to COP 13,180 billion, mainly driven by the increase in financial leases demanded by corporations and small and medium enterprises, although the rate increased slowly from 2011.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and FiduPerú S.A. Sociedad Fiduciaria. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

	Year ended December 31,
	2013	2012	2011	Variation 2013-2012	Variation 2012-2011
(COP in million)
Net Interest income	896	12,635	14,906	(92.91)%	(15.24)%
Net provisions	(532)	(831)	158	(35.98)%	(625.95)%
Net commissions	198,582	198,987	166,736	(0.20)%	19.34%
Other net revenues	(49,477)	(28,287)	(557)	74.91%	4978.46%
Total operating income	149,469	182,504	181,243	(18.10)%	0.70%
Operating expenses	61,100	63,165	69,510	(3.27)%	(9.13)%
Non-operating income (expense)	698	1,106	4,540	(36.89)%	(75.64)%
Income before income taxes	89,067	120,445	116,273	(26.05)%	3.59%
Income tax expense	(29,452)	(38,827)	(37,637)	(24.15)%	3.16%
Segment net income	59,615	81,618	78,636	(26.96)%	3.79%
Segment assets	56,107	79,579	303,579	(29.50)%	(73.79)%

Analysis of 2013 versus 2012.

In 2013, net income for the Trust segment decreased by 27% to COP 60 billion.

Net interest income decreased by 93% to COP 0.9 billion, due to the losses on investment securities. Commissions remained stable due to the unchanged value of assets under management.

Assets attributable to the Trust segment decreased by 30% during the year to COP 56 billion, mainly driven by the reduction of the investment securities portfolio of Fiduciaria Bancolombia S.A.

Analysis of 2012 versus 2011.

In 2012, net income for the Trust segment increased by 4% to COP 82 billion.

Net interest income decreased by 15% to COP 13 billion, due to the contraction of the net interest margin and a reduction in volumes. Commissions grew by 19% due to an increase in the value of assets under management. Operating expenses decreased by 9% to COP 63 billion due to a reduction in administrative expenses related to consulting fees associated with the implementation of new products and services. Assets attributable to the Trust segment decreased by 74% during the year to COP 79 billion, mainly driven by the reduction of the investment securities portfolio of Fiduciaria Bancolombia S.A. This reduction was a result of the consolidation of the proprietary securities portfolio in the Banking Colombia segment, aimed at gaining efficiency in the management of the portfolio.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversion Bancolombia S.A. Its customers include private and publicly-held corporations as well as Government institutions.

	Year ended December 31,
	2013	2012	2011	Change 2013-2012	Change 2012-2011
	(COP in million)
Net Interest income	132	2,391	7,043	(94.48)%	(66.05)%
Net provisions	454	(137)	(242)	431.39%	(43.39)%
Net commissions	21,860	38,415	33,972	(43.10)%	13.08%
Other net revenues	26,513	25,894	41,947	2.39%	(38.27)%
Total operating income	48,959	66,563	82,720	(26.45)%	(19.53)%
Operating expenses	17,457	19,381	21,573	(9.93)%	(10.16)%
Non-operating income (expense)	996	491	1,062	102.85%	(53.77)%
Income before income taxes	32,498	47,673	62,209	(31.83)%	(23.37)%
Income tax expense	(1,570)	(8,653)	(9,186)	(81.86)%	(5.80)%
Segment net income	30,928	39,020	53,023	(20.74)%	(26.41)%
Segment assets	164,361	165,326	462,155	(0.58)%	(64.23)%

Analysis of 2013 versus 2012.

In 2013, net income for the Investment Banking segment decreased by 21% to COP 31 billion.

Net interest income decreased by 94% to COP 132 million, due to the reduction of the investment securities portfolio. Net commissions, which are the main revenue line, decreased by 43% to COP 22 billion, led by lower fees generated by corporate finance advisory services and lower capital markets related fees.

Other revenues increased by 2.4% to COP 26 billion mainly due to transaction withother segments , which are eliminated in the consolidation process.

Operating expenses declined by 10% to COP 17 billion, due to lower labor costs.

Assets attributable to Investment Banking decreased by 0.6% during the year to COP 164 billion, mainly driven by the reduction of the investment securities portfolio.

Analysis of 2012 versus 2011.

In 2012, net income for the Investment Banking segment decreased by 26% to COP 39 billion.

Net interest income decreased by 66% to COP 2 billion, due to the contraction of the investment securities portfolio. Net commissions, which are the main revenue line, grew by 13% to COP 38 billion, led by fees generated by corporate finance advisory services and capital markets related fees. Corporate bond issuance was robust in Colombia in 2012 and Banca de Inversion Bancolombia participated in bond and commercial papers issuances worth COP 2.4 trillion.

Other revenues declined by 38% to COP 26 billion as gains from divestitures in companies that occurred in 2011 did not occur in 2012.

Operating expenses declined by 10% to COP 19 billion, due to a reduction in personnel expenses.

Assets attributable to Investment Banking decreased by 64% during the year to COP 165 billion, mainly driven by the reduction of the investment securities portfolio.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa, Valores Bancolombia Panama S.A. and Suvalor Panama Fondo de Inversión S.A. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

	Year ended December 31,
	2013	2012	2011	Change 2013-2012	Change 2012-2011
	(COP in million)
Net Interest income	14,948	20,284	22,149	(26.31)%	(8.42)%
Net provisions	(1,160)	(68)	(86)	1605.88%	(20.93)%
Net commissions	70,315	70,511	81,094	(0.28)%	(13.05)%
Other net revenues	67,281	38,421	27,225	75.12%	41.12%
Total operating income	151,384	129,148	130,382	17.22%	(0.95)%
Operating expenses	101,748	102,199	98,947	(0.44)%	3.29%
Non-operating income (expense)	(2,428)	4,333	6,226	(156.04)%	(30.40)%
Income before income taxes	47,208	31,282	37,661	50.91%	(16.94)%
Income tax expense	(15,881)	(5,962)	(3,942)	166.37%	51.24%
Segment net income	31,327	25,320	33,719	23.72%	(24.91)%
Segment assets	294,435	224,811	364,962	30.97%	(38.40)%

Analysis of 2013 versus 2012.

In 2013, net income for the Brokerage segment increased by 24% to COP 31 billion.

Net interest income decreased by 26% to COP 15 billion, due to a reduction in gains on securities.

Net commissions, which are the most important component of revenues, presented a slight reduction to COP 70 billion, due to lower fees related to distribution and intermediation of securities.

Other net revenues increased by 75% to COP 67 billion, due mainly to operations with other segments, which are eliminated in the consolidation process.

Operating expenses decreased by 0.4% to COP 101.7 billion, due to labor cost decreases.

Assets attributable to the Brokerage segment increased by 31% during the year, mainly driven by the growth of the size of the proprietary securities portfolio.

Analysis of 2012 versus 2011.

In 2012, net income for the Brokerage segment decreased by 25% to COP 25 billion.

Net interest income decreased by 8% to COP 20 billion, due to a reduction in gains on securities.

Net commissions, which are the most important component of revenues, decreased by 13% to COP 71 billion, due to lower fees related to distribution of securities.

Other net revenues increased by 41% to COP 38 billion, due mainly to the reduction of other expenses associated with the administration of investment portfolios to the trust segment.

Operating expenses increased by 3% to COP 102 billion, due to labor cost increases and higher IT expenditures.

Assets attributable to the Brokerage segment decreased by 38% during the year, mainly driven by a decrease in active positions in market activities, which also led to a reduction in associated liabilities in the liability side of the balance sheet.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panama S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

The performance of Bancolombia Panama, which has a significant weight in this segment, refers only to the results reported by Bancolombia Panama’s offshore commercial banking activities and does not consolidate the results of Banco Agrícola, which are reflected in the results for the segment Banking El Salvador.

	Year ended December 31,
	2013	2012	2011	Variation 2013-2012	Variation 2012-2011
	(COP in million)
Net Interest income	32,644	95,963	107,043	(65.98)%	(10.35)%
Net provisions	(25,410)	5,268	2,557	(582.35)%	106.02%
Net commissions	19,837	15,461	19,686	28.30%	(21.46)%
Other net revenues	346,655	109,111	183,272	217.71%	(40.46)%
Total operating income	373,726	225,803	312,558	65.51%	(27.76)%
Operating expenses	77,331	57,500	60,802	34.49%	(5.43)%
Non-operating income (expense)	3,305	(195)	(392)	1794.87%	50.26%
Income before income taxes	299,700	168,108	251,364	78.28%	(33.12)%
Income tax expense	-	-	-	-	-
Segment net income	299,700	168,108	251,364	78.28%	(33.12)%
Segment assets	6,131,448	5,215,286	8,751,997	17.57%	(40.41)%

Analysis of 2013 versus 2012.

In 2013, net income for the Off Shore segment increased by 78% to COP 300 billion.

Net interest income decreased by 66% to COP 33 billion, driven by lower revenues from commercial loans that were transfered to the Banking Colombia segment at the end of 2012. Other net revenues increased by 218% to COP 347 billion, mostly due to an increase in dividends received from Banagrícola (part of the Banking El Salvador segment). These dividends are eliminated in the consolidation process that generates the Consolidated Financial Statements.

Operating expenses increased by 34% to COP 77 billion, due to higher rent expenses in Bancolombia Panama.

Assets attributable to the Off Shore segment increased by 18% during the year, mainly driven by the organic growth of loans.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

Analysis of 2012 versus 2011.

In 2012, net income for the Off Shore segment decreased by 33% to COP 168 billion.

Net interest income decreased by 10% to COP 96 billion, driven by a reduction of the loan portfolio. Other net revenues decreased by 40% to COP 109 billion, mostly due to a reduction in dividends received from Banagrícola (part of the Banking El Salvador segment). These dividends are eliminated in the consolidation process that generates the Consolidated Financial Statements.

Operating expenses decreased by 5% to COP 58 billion, due to lower amortization charges of the goodwill created with the purchase of Banagrícola, which was reflected in Bancolombia Panama.

Assets attributable to the Off Shore segment decreased 40% during the year, mainly driven by the transfer of some loans to the Colombian banking book as part of the strategy to mitigate expected pre-paymets of loans to clients in Guatemala following regulatory changes in 2012.

The jurisdictions in which operations of the Off Shore segment are conducted have no corporate income taxes.

Insurance: This segment commenced in November 2013 and provides insurance services to individuals and companies in Panama.

	Year ended December 31,
	2013	2012	2011	Change 2013-2012	Change 2012-2011
	(in millions ofCOP)
Net Interest income	819	-			-
Net provisions	(287)	-			-
Net commissions	1,294	-			-
Other net revenues	9,548	-			-
Total operating income	11,374	-			-
Operating expenses	3,140	-			-
Non-operating income (expense)	(1,194)	-			-
Income before income taxes	7,040	-			-
Income tax expense	(448)	-			-
Segment net income	6,592	-			-
Segment assets	261,587	-			-

Our financial results for the year ended December 31, 2013 reflect only two months of contributions from this segment.

All Other: This segment includes results from the operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., CFNS Infraestructura S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Vivayco S.A.S., Banagrícola S.A., Inversiones Financieras Banco Agrícola, Fondo Inmobiliario Colombia and others.

	Year ended December 31,
	2013	2012	2011	Change 2013-2012	Change 2012-2011
	(in millions of COP)
Net Interest income	(4,714)	1,353	1,806	(448.41)%	(25.08)%
Net provisions	(33)	15,434	(37,211)	(100.21)%	(141.48)%
Net commissions	(2,895)	(979)	(40)	195.71%	23.48%
Other net revenues	221,041	380,476	373,091	(41.90)%	1.98%
Total operating income	213,399	396,284	337,646	(46.15)%	17.37%
Operating expenses	59,287	40,994	20,641	44.62%	98.60%
Non-operating income (expense)	(5,906)	(2,882)	(7,404)	104.93%	(61.08)%
Income before income taxes	148,206	352,408	309,601	(57.94)%	13.83%
Income tax expense	(13,752)	(25,895)	(31,631)	(46.89)%	(18.13)%
Segment net income	134,454	326,513	277,970	(58.82)%	17.46%
Segment assets	1,981,982	785,806	1,852,144	152.22%	(57.57)%

Analysis of 2013 versus 2012.

In 2013, net income for All Other decreased by 59% to COP 134 billion.

Other net revenue, which is the most significant revenue line, decreased by 42% to COP 221 billion. The decrease is explained by lower dividends received by the companies that compose the segment.

Assets attributable to All Other increased by 152% during the year. This increase is explained by the consolidation of assets of the Fondo Colombia Inmobiliario in October 2013.

Analysis of 2012 versus 2011.

In 2012, net income for All Other increased by 17% to COP 327 billion.

Other net revenue, which is the most significant revenue line, increased by 2% to COP 380 billion. The increase is explained by higher dividends received by the companies that compose the segment.

Net recoveries totaled COP 15 billion, due mainly to reversals of provisions related to investments by Inversiones CFNS in the Colombian Stock Exchange,Grupo Odinsa and Enka.

Operating expenses increased by 99% to COP 41 billion, due to mark to market losses on investments in equity securities.

Assets attributable to All Other declined by 58% during the year. This reduction is explained by the transfer of assets and investments in equities to the Investment Banking segment and transactions between.

Banking Panama This segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment includes all the operations of Banistmo and its subsidiaries (except Insurance operations) as they are managed and monitored by the chief operating decision maker on a consolidated basis.

	2013	2012	2011	Change 2013-2012	Change 2012-2011
	(in millions of COP )
Net Interest income	58,954	-	-	-	-
Net provisions	(21,719)	-	-	-	-
Net commissions	20,310	-	-	-	-
Other net revenues	21,029	-	-	-	-
Total operating income	78,574	-	-	-	-
Operating expenses	68,825	-	-	-	-
Non-operating income (expense)	(456)	-	-	-	-
Income before income taxes	9,293	-	-	-	-
Income tax expense	(13,628)	-	-	-	-
Segment net income	(4,335)	-	-	-	-
Segment assets	15,153,154	-	-	-	-

Because the Banking Panamá segment started in November 2013, its contribution to the results of year 2013 is for two months only.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Market Scenario

Macroeconomic policies established by Colombia’s Central Bank directly impact the liquidity levels of the financial system. During the first quarter of 2013, the Central Bank cut its reference rate by 100 basis points from 4.25% to 3.25%. The stimulus responded to the observed and expected economic growth which was below potential. The lower credit growth and the levels of inflation in the lower range and even below the target established by the Central Bank were the drivers for maintaining low interest rates throughout the year. At year end, the transmission of the expansionary monetary policy that had begun in July 2012 had a positive impact in economic growth as well as on credit dynamic; the financial system maintained ample levels of liquidity all year round. The Bank continued to have a strong liquidity position and internal and regulatory limits were assured.

Liquidity Management

The Asset and Liability Management Committee, or ALCO, defines the main policies of liquidity and funding of the Bank in accordance with the Bank’s desired balance sheet structure.

The Bank uses a variety of funding sources to generate liquidity taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are designed to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure.

One of the Bank’s main strategies is to maintain a solid liquidity position, thus, the ALCO has established a minimum amount of liquid assets, calculated in relative terms to the total assets, in order to guarantee the proper operation of banking activities such as lending and withdrawals of deposits, protect capital and take advantage of market opportunities. The ALCO has delegated the short term liquidity assessment task to the Liquidity Committee, which revises strategies and policies regarding liquidity.

Stress tests scenarios are simulated periodically to guarantee the Bank has sufficient time to raise funds under adverse market conditions. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stress market scenarios.

Liquid Assets

During 2013, the Bank maintained a solid liquidity position. As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper daily operation of banking activities but to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last three years:

	As of December 31;
	(in millions of COP)
	2013	2012	2011

Cash	3,292,223	3,103,537	2,934,313

Central Bank	4,624,637	2,005,573	2,572,056

Cash financial institutions	3,357,484	1,930,000	1,255,640

Debt securities Government debt
Trading	6,121,765	5,915,567	3,059,151
Available for sale	1,334,055	677,238	713,120
Held to maturity	2,615,339	2,158,107	2,195,953

Financial Institutions
Trading	306,086	429,244	571,488

Total Liquid Assets	21,651,589	16,219,266	13,301,721

The Bank measures liquid assets on a daily basis and compares this result to an objective target of minimum requirements defined by the ALCO. Under this rule, daily liquid assets must be equal to or higher than this target. In the event the limit is not reached, there is a 5-day period to increase liquidity levels.

Cash is important to guarantee branch and ATMoperations. The Bank´s expansion across the Colombian territory requires considerable levels of cash; however, cash levels are daily monitored in order to minimize opportunity costs. Additionally, cash is taken into account in the mandatory bank reserve established by the Central Bank.

The levels of cash at major Central Bank’s have a relationship with mandatory bank reserves associated with the growth of demand and time deposits.

Debt securities in the table shown are not affected by haircuts. Securities that comprise liquid assets are reviewed by the ALCO in light of the Bank’s liquidity objective. Even though available for sale and held to maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements Some of them are mandatory investments that are received by Central Banks as collateral. A portion of them, mainly CEDEL (liquidity certificates issued by El Salvador Central Bank), constitute legal reserve.  These investments are are recorded as liquid assets because they are used for what the Bank has defined as its liquidity needs which includes mandatory legal reserve.

The SFC requires financial entities to have liquid assets greater than the contractual liquidity acumulative one-monthgap. This contractual gap reflects the maturity of assets and liabilities of the current positions and does not reflect projections of future operations. The loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation. All of Bancolombia’s Colombian banking subsidiaries met this regulatory limit throughout the year.

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

Funding Structure

As of December 31, 2013, the Bank’s liabilities reached COP 118,323 billion, 37.1% increase as compared to the end of 2012.With the acquisition of HSBC Panama (now Banistmo), the funding structure changed: liabilities denominated in U.S. dollars represent 34.5% of the funding structure, against 17.8% in 2012 Liabilities denominated in U.S. dollars increased by 166.3% while liabilities denominated in pesos, increased by 9.2% as compared to the end of 2012.

	2013		2012		2011
Total funding
Peso-denominated		77.556.779		70,999,782		52,639,400
Dollar-denominated		40.766.616		15,309,643		23,830,260
Total Liabilities	COP	118,323,395	COP	86,309,425	COP	76,469,660

In 2013, the Bank experienced significant growth in deposits which reached COP 86,557 billion at year end, an increase of COP 22,398 billion, 35% as compared to 2012; around 48% of this growth in deposits is due to the acquisition of Banistmo.The ratio of deposits to total assets was 66%, up from 65% in 2012.

	2013		2012		2011
Total Deposits	COP	86,556,579	COP	64,158,720	COP	52,434,492

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2013, 2012 and 2011:

	2013	2012	2011
Checking deposits	14.2%	13.0%	13.4%
Time deposits	28.8%	28.5%	23.5%
Saving deposits	29.2%	31.4%	30.4%
Other deposits	0.9%	1.4%	1.2%
Percentage of Total Liabilities	73.1%	74.3%	68.5%

The Bank’s principal sources of funding are deposits, which are composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2013 were 73%, decreasing from 74.3% of total liabilities at year end 2012. The ratio of net loans to deposits (including borrowings from development banks and other domestic banks) was 94% at the end of 2013, decreasing from 99% at year end 2012. This change is primarily explained by a higher deposit growth than that observed in the loan portfolio.

	2013	2012	2011
Net Loans to Deposits	94%	99%	105%

The Bank also used borrowings from domestic development banks which amounted to COP 4,631 billion at the end of 2013 and represented a good quality source of funding provided by governmental entities in order to promote lending activities within specific sectors of the Colombian economy. This funding source is fully matched with related loans in terms of maturity and interest rate indexation.

In addition to the main sources of funding described above, the Bank uses: (i) its debt securities portfolio as a source of short-term liquidity by engaging in repurchase agreements transactions, overnight-loan funds and the Central Bank’s funds and (ii) the issuance of bonds on a regular basis to reduce the maturity mismatch between assets and liabilities, reducing the liquidity risk.

Long Term Debt

In 2013, Bancolombia S.A did not issue notes in the local and international markets.

Leasing Bancolombia, Tuya and Banco Agrícola issued notes, in amounts of COP 600 billion, COP 21 billion, and USD 63 million respectively.

As of December 31, 2013, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 12,328 billion.

The following table shows Bancolombia’s long term debt maturity profile (in millions COP):

	2014		2015		2016		2017		2018		2019 and thereafter		Total
Long Term Debt	COP	804,533	COP	492,430	COP	1,252,288	COP	615,298	COP	774,953	COP	8,388,773	COP	12,328,275

The following table sets forth the components of the Bank’s liabilities for the years 2013, 2012 and 2011:

As of December 31,
	2013	% of total funding	2012	% of total funding	2011	% of total funding
	(in millions of COP, except percentages)
Checking deposits
Peso-denominated	11,744,684	9.9%	9,185,435	10.6%	7,910,046	10.3%
U.S. dollar-denominated	5,040,249	4.3%	2,113,466	2.4%	2,383,848	3.1%
Total	16,784,933	14.2%	11,298,901	13.0%	10,293,894	13.4%
Time deposits
Peso-denominated	22,113,215	18.5%	18,550,309	21.3%	12,307,011	16.1%
U.S. dollar-denominated	11,945,237	10.1%	6,217,180	7.2%	5,666,106	7.4%
Total	34,058,452	28.6%	24,767,489	28.5%	17,973,117	23.5%
Savings deposits
Peso-denominated	28,526,416	24.0%	24,251,374	28.1%	20,722,989	27.2%
U.S. dollar-denominated	6,123,348	5.2%	2,862,540	3.3%	2,540,062	3.3%
Total	34,649,764	29.2%	27,113,914	31.4%	23,263,051	30.5%
Other deposits
Peso-denominated	716,938	0.6%	577,613	0.7%	620,206	0.8%
U.S. dollar-denominated	346,492	0.3%	400,803	0.5%	284,224	0.4%
Total	1,063,430	0.9%	978,416	1.2%	904,430	1.2%
Interbank Borrowings
Peso-denominated	-	-	-	-	-	-
U.S. dollar-denominated	7,876,792	6.7%	1,803,665	2.1%	4,130,915	5.4%
Total	7,876,792	6.7%	1,803,665	2.1%	4,130,915	5.4%
Funds purchased and securities sold under agreements to repurchase
Peso-denominated	881,295	0.7%	44,935	0.1%	1,769,352	2.3%
U.S. dollar-denominated	243,507	0.2%	-	-	185,200	0.2%
Total	1,124,802	0.9%	44,935	0.1%	1,954,552	2.5%
Domestic development banks Borrowings and other(1)
Peso-denominated	4,595,230	3.9%	3,410,476	4.0%	3,255,485	4.3%
U.S. dollar-denominated	36,070	0.0%	57,367	0.1%	72,526	0.1%
Total	4,631,300	3.9%	3,467,843	4.1%	3,328,011	4.4%

As of December 31,
	2013		% of total funding	2012		% of total funding	2011		% of total funding
	(in millions of COP, except percentages)
Bank acceptances outstanding and derivatives
Peso-denominated		305,048	0.3%		6,350,706	7.4%		(2,193,632)	(2.9%)
U.S. dollar-denominated		159,466	0.1%		(5,725,074)	(6.6%)		2,707,607	3.5%
Total		464,514	0.4%		625,632	0.8%		513,975	0.6%
Long term debt
Peso-denominated		4,677,309	4.0%		4,981,776	5.8%		4,977,962	6.5%
U.S. dollar-denominated		7,650,966	6.5%		7,077,443	8.2%		5,331,021	7.0%
Total		12,328,275	10.5%		12,059,219	14.0%		10,308,983	13.5%
Other liabilities
Peso-denominated		3,996,643	3.4%		3,647,157	4.2%		3,269,981	4.3%
U.S. dollar-denominated		1,344,490	1.1%		502,254	0.6%		528,751	0.7%
Total		5,341,133	4.5%		4,149,411	4.8%		3,798,732	5.0%
Total funding
Peso-denominated		77,556,779	65.5%		70,999,782	82.2%		52,639,400	68.9%
Dollar-denominated		40,766,616	34.5%		15,309,643	17.8%		23,830,260	31.1%
Total Liabilities	COP	118,323,395	100%	COP	86,309,425	100%	COP	76,469,660	100%

(1)	Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

Cash flows for the Bank include net cash provided by (used in) operating activities, net cash used in investing activities and net cash provided by (used in) financing activities. The following table shows those flows for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011
	(COP million)

Operating activities	COP	5,266,085	COP	1,806,456	COP	(3,939,094)
Investing activities		(3,327,345)		(594,310)		(519,572)
Financing activities		4,954,972		(502,754)		5,898,518
Net increase in cash and cash equivalents	COP	6,893,712	COP	709,392	COP	1,439,852

During 2013, the Bank reported a positive net cash flow that increased cash and cash equivalents available by COP 6,894 billion. This result is explained by COP 5,266 billion provided by operating activities, COP 4,955 billion and COP 3,327 billion were provided by financing activities and investing activities respectively.

Operating Activities

In 2013, operating activities provided cash; deposits and other liabilities increased by COP 11,928 billion, the loan portfolio used liquidity by COP 9,693 billion, and trading investments decreased by COP 126 billion.

Net income has been positive; COP 1,515 billion, COP 1,702 billion and COP 1,664 billion for 2013, 2012, and 2011, respectively.

Investing Activities

In 2013, investing activities were funded by cash; purchase of property, plant and equipment increased by COP 1,518 billion, held to maturity debt securities increased by COP 64 billion, available for sale debt securities decreased by COP 576 billion and available for sale equity securities increased by COP 2,268 billion, while the technological renewal program used COP 53 billion.

The Bank classifies part of its investments as available for sale and held to maturity; a portion of these investments are mandatory, others are securitizations. Held to maturity and available for sale debt securities decreased during 2013, 2012 and 2011 by COP 512 billion, COP 666 billion and COP 802 billion respectively. This diminution is associated with the maturity of securitizations.

Net purchases of premises and equipment for 2013, 2012 and 2011, including operating leases which are part of the leasing business line, increased by COP 1,518 billion, COP 951 billion and COP 1,098 billion respectively.

Acquisitions used liquidity during 2013, HSBC Panama (now Banistmo) and 40% stake of the ownership of the Grupo Financiero Agromercantil de Guatemala increased the net purchase of equity securities that was financed with the previous issue of long term bonds.

The Bank has made investments related to the technological renewal program. During 2013, 2012 and 2011, COP 53 billion, COP 94 billion and COP 130 billion, were invested in that program.

During 2012 and 2011 the Bank received cash from the sale of Aseguradora Suiza Salvadoreña Subsidiary and AFP Crecer S.A. for COP 136 billion and COP 173 billion, respectively.

Financing Activities

Financing activities provided cash during 2013; overnight funding and interbank borrowing increased by COP 5,951 billion, whereas long term issuance placement decreased by COP 364 billion. Cash was used in paying dividends to stockholders in the amount of COP 632 billion.

Overnight and interbank borrowings are used to complement the Bank’s funding strategy. Interbank borrowing and interbank lending increased significantly as compared to 2012; the issuance of long term debt was lower and there was no issuance of preferred shares.

Structural funding is important to manage liquidity and interest rate risk. Long term debt is part of the Bank’s funding structure. During 2013, the Bank paid net long term debt by COP 364 billion, different from last year’s 2012 and 2011,when the Bank raised net funds in amount COP 2,195 billion and COP 4,342 billion respectively. The decreasing long- term debt balance is related to the ample liquidity that Colombian financial markets experienced in 2013.

Payments of dividends to stockholders has remained relatively constant, in 2013, 2012 and 2011, in an amount of COP 632 billion, COP 583 billion and COP 527 billion respectively, representing 42%, 34% and 32% of of the net income of the Bank.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity amounted to COP 12,493 billion at the end of 2013, up 7.63% from COP 11,607 billion at the end of 2012. This increase is the net effect of paying out dividends, generating earnings during the year 2013 and all the other transactions that directly affect the stockholders’ equity.

In addition, on a consolidated basis, the Bank’s capital adequacy ratio was 10.61% as of December 31, 2013, down from 15.77% in 2012 and 12.46%, in 2011. The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 161 basis points. The basic capital ratio (Tier 1) was 5.81% and the tangible capital ratio, which is equal to the ratio of the difference between stockholders’ equity and goodwill and intangible assets to tangible assets, was 6.49% at the end of 2013. For a full description of our capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.7 –Supervision and Regulation”.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS	As of December 31,
Consolidated (in millions of COP percentages)	2013	%	2012	%	2011	%
Basic capital (Tier I)	6,207,050	5.81	9,070,487	10.39	6,979,026	8.99
Additional capital (Tier II)	5,124,564	4.80	4,694,203	5.38	2,696,112	3.47
Technical capital(1)	11,331,614		13,764,690		9,675,138
Risk weighted assets included market risk	106,826,579		87,262,916		77,651,096
CAPITAL ADEQUACY(2)	10.61%		15.77%		12.46%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

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

The Bank monitors treasury division activities through policies regarding management of liquidity, market, legal, credit and operational risks. Such policies are monitored by the Vice President of Risk Management. In order to be able to control market and liquidity risks, the Bank sets limits intended to keep its exposure levels and losses within certain ranges determined by the Bank’s Board of Directors. The Bank’s investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, except those related to the liquidity portfolio and over the counter (“OTC”) derivatives transactions.

Before taking any additional positions, the Bank’s treasury division also verifies, with respect to investments in local and in foreign currencies, the availability of funds for investment and each investment’s compatibility with the Bank’s liquidity structure.

As further described in Item 11. “Quantitative and Qualitative Disclosure About Market Risk”, the market risk stated in the treasury book is measured using methodologies of value at risk (VaR), and the position limits are based on the results of these methodologies. The Bank has defined VaR limits that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and also take advantage of portfolio diversification. In addition to VaR limits, the Bank also uses stop loss advisories to inform senior management when losses are close to certain established thresholds in the trading book. Moreover, for the options portfolio, the Bank has set limits based on the sensitivity of the portfolio to the underlying volatility, underlying foreign currency and interest rates.

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos and U.S. dollars., Those positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to currency risk primarily arises from changes in the U.S. dollar/COP exchange rate. The exposure to currency risk is managed by the Bank’s treasury division. The Bank uses a VaR calculation to limit the exposure to currency risk of its balance sheet. These limits are supervised on a daily basis by the Bank’s Market Risk Management Office. The Bank’s treasury division manages a derivative portfolio which includes forward agreements in foreign currency with the purpose, among others, of hedging its currency exposure.

B.3.	COMMITMENT FOR CAPITAL EXPENDITURES

See “Item 4. Information on the Company - A. History and Development of the Company – Capital Expenditures and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

During 2013, net interest income grew 5% as credit volumes increased. Credit cost in 2013 was lower than in 2012. Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regard to those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 28% during 2013.

Economic activity in Colombia and consumer confidence remained strong. As a result, demand in mortgages and consumer loans picked up vigorously and commercial loans kept growing. During 2013, commercial loans grew 23%, consumer loans grew 32%, small business loans grew 54%, financial leases grew 12% and mortgages increased 73%. The consolidation of Banistmo in October 2013 also contributed to the loan growth.

Economic growth in El Salvador was slow in 2013 and Banco Agrícola’s loan book expanded only 4.0% as there was weak demand from corporate and individuals. This slow growth generated a lagging effect in the Bank’s overall book.

USD-denominated loans increased 57% during 2013. Corporations in Colombia and off shore financing, particularly in Central America demanded this type of loan the Banistmo’s loans, all of them denominated in USD, contributed to the growth in this line.

Credit demand is expected to be strong in 2014 as the economy in Colombia continues to grow, individuals and corporations demand consumer and commercial loans, and as the economy in El Salvador recovers from the crisis of 2008 - 2010.

Net Interest Margins

The majority of the Bank’s loan book has a variable rate (73% of loans have a maturity of more than one year and earn interest at variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. The interest rate increases in Colombia during 2013 put pressure on the Bank’s net interest margins. As a result, the net interest margin decreased from 6.3% in the fourth quarter of 2012 to 5.3% in the fourth quarter of 2013.

The bank’s strategy during the year was to support the net interest margin by changing the mix of deposits and increasing the proportion of average demand deposits (savings and checking accounts) which are less expensive than time deposits and also maintaining funding costs as low as possible on each type of deposits.

Ample liquidity, a more favorable deposit mix (one with a greater proportion of average demand deposits) and potential increases in interest rates in the economy point toward stability in interest margins in 2014.

Cost of credit

For the year 2013, the cost of credit was 1.6% of average loans, lower than the 1.7% experienced in 2012 and higher than the 1.1% in 2011. This lower credit cost was driven by lower deterioration in our loan portfolio.

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

At December 31, 2013, 2012 and 2011, outstanding letters of credits and bank guarantees issued by Bancolombia totaled COP 5,756,789 million, COP 4,440,515 million and COP 4,054,494 million, respectively.

The table below summarizes at December 31, 2013 and 2012 all of the Bank’s guarantees where the Bank is the guarantor. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Commissions received from these arrangements amounted to COP 21,322 million, COP 27,751 million and COP 27,644 million for 2013, 2012 and 2011, respectively. Unused credit lines amounted to COP 5,318,016 million and COP 2,844,745 million at December 31, 2013 and 2012.

	Expire within one year At December 31,		Expire in more than one year At December 31,		Total amount outstanding At December 31,		Maximum potential amount of future losses At December 31,
	2013	2012	2013	2012	2013	2012	2013	2012

Letters of credit	2,304,073	1,681,099	301,503	1,027,423	2,605,576	2,708,522	2,605,576	2,708,522
Bank guarantees	1,817,472	1,072,320	1,333,741	659,673	3,151,213	1,731,993	3,151,213	1,731,993
Total (COP)	4,121,545	2,753,419	1,635,244	1,687,096	5,756,789	4,440,515	5,756,789	4,440,515

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank’s contractual obligations as of December 31, 2013:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(COP millions)
Long-term debt obligations	12,510,064	986,321	1,744,719	1,390,251	8,388,773
Time deposits	34,418,681	24,574,634	6,857,469	1,600,746	1,385,832
Commitments to originate loans	5,318,016	5,318,016	-	-	-
Employee benefit plans	210,979	20,692	32,333	45,621	112,333
Finance Leases Obligations	34,287	9,024	22,086	3,177	-
Operating Lease Obligations	846	285	561	-	-
Interbank Borrowings	7,876,792	5,090,505	1,699,595	386,104	700,588
Borrowings from domestic development banks	4,631,300	1,078,017	1,124,900	1,000,119	1,428,264
Total	65,000,965	37,077,494	11,481,663	4,426,018	12,015,790

The amounts shown in the table include interest costs on debt. The Bank does not have any uncertain tax positions to report.

G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

Pension Plan: Under Colombian banking GAAP, the Bank applies the provisions of Decree 4565 of 2010, which requires a distribution of charges to amortize the actuarial calculation by 2029. The distribution is calculated by taking the percentage amortized up to December 2009 and annually adding the minimum percentages needed to complete amortization by 2029. As of December 31 2013, the Bank has completed the amortization of the total amount resulting from the calculation performed in accordance with Decree 4565. Under the Bank’s non-contributory unfunded defined benefit pension plan, benefits are based on length of service and level of compensation.

The Bank considers that the accounting estimates related to its pension plan are “critical accounting estimates” because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

Recognition of Business Combinations: Upon a business combination, the Colombian purchase method of accounting requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs includes the subsequent income generated from the acquisition date onwards by the acquired company and (iii) the costs directly related to the purchase business combination are recorded in the consolidated statements of operations as incurred.

The pooling of interests method of accounting requires the aggregate of the stockholders’ equity of the entities included in the business.

The Conavi/Corfinsura Merger was accounted for using the pooling of interests method in accordance with the methodology suggested by the SFC. The Sufinanciamiento (now Tuya S.A. Compañía de Financiamiento), Comercia (now Factoring Bancolombia), Banagrícola and Banistmo (formerly HSBC Bank Panama) acquisitions were accounted for using the purchase method under Colombian banking GAAP.

Goodwill Recognized Upon Business Combinations: The Bank tests goodwill recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a re-measurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, or by pricing models or with the assistance of a qualified evaluator. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and uses estimates.

The most significant amounts of goodwill and intangibles relate to the acquisition of Conavi and Corfinsura in 2005, Banagrícola in 2007 and Banistmo (formerly HSBC Bank Panama) in 2013. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Adverse changes in any of these factors could lead the bank to record a goodwill or intangible impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results.

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

As of December 31, 2013, the Bank’s assets that were fair-valued using discounted cash flow techniques amounted to COP 2,295 billion and mainly included bonds and notes issued by the Colombian government or its entities and corporate debt securities.

As of December 31, 2013, derivative financial instruments were not recognized based on quoted prices and as a consequence, valuation techniques such as discounted cash flows, Black-Scholes and similar methodologies were performed to measure the estimated fair value, using where possible current market-based or independently sourced market parameters, such as interest rates, currency rates and forward curves based on transactions.

The estimated fair value of instruments based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used.

As of December 31, 2013, our financial derivatives that were fair-valued using discounted cash flows and Black-Scholes techniques amounted net to COP 107.552 million and mainly included market rate and interest rate swaps, forwards and options.

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

Also, this new regulation provided that in cases where the transferor retains a positive residual interest, it may record as an investment the fair value of the residual interest subject to the conditions defined for this purpose in the applicable rules and regulations of the issue in question, with a balancing entry in the investment valuation income account. This value must be updated at least every year, on the anniversary of the date on which the SPV was set up and in any case on the closing date of the fiscal period in question. As a result of the above, the Bank has recognized retained interest as held to maturity debt securities in the amount of COP 194,375 million and COP 138,983 million as of December 31, 2013 and 2012 respectively.

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

With regard to state taxes, Bancolombia is subject to Colombian tax legislation. In the case of its companies based in El Salvador, Panama (only applicable to Banistmo and its subsidiaries) and Peru, it must also calculate the corresponding taxes according to Salvadorian, Panamanian and Peruvian tax legislations.

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

In addition, if necessary, a specific allowance for loan losses is established for non-impaired individual loans, based on statistic modeling, recent back testing results, expectations about the economy’s behavior, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing potential collectability and affecting the quality of the loan portfolio.

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

Allowances on homogeneous loan portfolios are established based on probability of default, which is defined as the probability that the debtor within a specific loan portfolio or segment and rating, will default on its obligations within the next twelve (12) months. Under U.S. GAAP, this probability of default is determined by analyzing estimated defaults or foreclosures based on portfolio trends, historical losses, client’s payment behavior with past-due loans greater than 90 days, delinquencies, bankruptcies, economic conditions and credit scores.

Another parameter associated to the client‘s allowance under homogeneous groups is the Loss Given Default (“LGD”), which is a function of the guarantee and the number of days that each loan is past due. The Bank applies the parameters designated by the SFC, but since 2012, it has calculated some parameters under a proprietary model based on historical information of recoveries from defaulted clients.

A one-percent decrease in the expected cash flows could result in an impairment of the portfolio of approximately COP 6,769 million. These sensitivity analyses do not represent management’s expectations of the decline in risk ratings or the increases in loss rates, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

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

During 2013, management made enhancements to the estimation process for evaluating the adequacy of the general reserve component of the allowance for loan losses. The enhancements to the allowance for loan losses methodology, which are described in the paragraphs below, were implemented as of December 31, 2013, and resulted in a net decrease to the allowance for loan losses of COP 136,788 million, and COP 179,836 million at the end of 2012.

The following are the principal changes to the methodology made during 2013 to improve the risk rating model for assessing of probability of default, which presented the following enhancements:

•	Update to the risk rating model to establish a greater granularity stratification of the loan to enhance the homogeneity of the loan classes and economic sectors portfolio. This improves the discriminant capacity of the model, and obtains a broader set of risk ratings that allow a better determination of client risk. These enhancements resulted in a decrease to the allowance for loan losses of COP 77,304 million at December, 2013, and COP 86,049 million at the end of 2012.

•	Recalibration the ap plication scorecard for individuals. During 2013, was incorporated a new application scorecard, which will be used for calculate default´s probability of the newly disbursed loans. Also, the definition of new client has changed, in order to be aligned with client definition of the new application scorecard. The combined effect of the aforementioned changes to the score resulted in a decrease to the allowance for loan losses of COP 59,484 million at December 31, 2013, and COP 93,788 million at the end of 2012.

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

The amount of goodwill allocated to the reporting unit and the key assumptions used by management in determining the fair value are:

Reporting segments	Reporting Unit	Goodwill 2013	Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)

Banking El Salvador	Banco Agrícola	571,952	Cash flow	10 years plan	10.00%	-
Banking Colombia	Bancolombia, Tuya and Factoring(1)	428,040	Cash flow	10 years plan	10.06%	4.70%
Banking Panama (2)	Banistmo (Formerly HSBC Bank Panama)	2,117,593	n/a	n/a	n/a	n/a
Leasing	Leasing Bancolombia	54,238	Cash flow	10 years plan	10.06%	4.70%
Insurance(2)	Banistmo Seguros	51,797	n/a	n/a	n/a	n/a
Trust	Fiduciaria Bancolombia	2,493	Cash flow	10 years plan	10.06%	4.70%
Investment Banking	Banca de Inversión	132,273	Cash flow	10 years plan	10.06%	4.70%
Brokerage	Valores Bancolombia	43,722	Cash flow	10 years plan	10.06%	4.70%
Off Shore	Bancolombia Puerto Rico	31,534	Cash flow	10 years plan	10.06%	4.70%
All Other Segments	Inversiones CFNS	1,330	Cash flow	10 years plan	10.06%	4.70%
All Other Segments	Uff Móvil(3)	20,493	Cash flow	10 years plan	15.00%	-

(1)	In 2009, the Bank performed the impairment test of Factoring Bancolombia’s goodwill and concluded there was impairment. The impairment loss has been recorded to the extent of the carrying amount of the goodwill.
(2)	On October 28, 2013, the Bank acquired 100% of common shares, and 90.1% of preferred shares of HSBC Bank (Panama) S.A. and its subsidiaries, which are involved in the securities, trust services, leasing, and banking services businesses, as well as an insurance company, and certain other companies. Bancolombia acquired a controlling interest in the Panamanian entity, which, from the date hereof, shall operate under the name Banistmo.
(3)	In 2013, the Bank performed the impairment test of Uff Móvil's goodwill and concluded there was impairment. The impairment loss amounted to COP 1,502 million. There are no other reporting units close to failing the first step of the impairment test performed during 2013.

n/a= not applicable.

Besides from Uff Móvil, there are no other reporting units close to failing the first step of the impairment test performed during 2013.

The long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term Government bond yields and average industry betas adjusted for an appropriate risk premium.

The most significant amounts of goodwill and intangibles relate to the Conavi/Corfinsura Merger in 2005 (allocated to Bancolombia, Tuya and Factoring Reporting Unit), the acquisition of Banagrícola in 2007 and the acquisition of Banistmo (formerly HSBC Bank Panama) in 2013. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Significant adverse changes in discount rate or growth rate could lead the Bank to record a goodwill or intangible impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results.

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

As of December 31, 2013, a hundred basis points increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in a decrease of the associated adjustment of approximately COP 160 million. On the other hand, a hundred basis points increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 4,389 million. These sensitivity analysis do not represent management’s expectations of the changes in the counterparties’ credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

c.	Loans

The Bank is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair-value measurements in accordance with U.S. GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Bank records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 450 Contingencies when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were COP 276,421 million and COP 166,864 million at December 31, 2013 and 2012, respectively, classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Bank on December 31, 2013 and 2012, represented impairment losses for COP 77,093 million and COP 41,036 million, for the period ended December 31, 2013 and 2012, respectively.

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

The Bank has determined that unrealized losses on investments as of December 31, 2013 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost.

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

Securitizations: Before 2010, if the SPE activities were sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust was not consolidated by the seller of the transferred assets. Additionally, under ASC 810 Consolidation, if trusts other than QSPEs met the definition of a variable interest entity (VIE), the Bank evaluated whether the bank were the primary beneficiary of the trust and, if so, consolidate it. According to ASC 810 the condition of “primary beneficiary” is met whether the Bank has the power to direct the activities that most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to it. Furthermore, under ASC 810 the Bank shall consider any involvement of related parties in the consolidation assessment, and when no single party has both conditions aforementioned, but members of a related party would meet both of those criteria, then the most closely associated party with the VIE shall consolidate it. To determine which party within the related party group is most closely related the Bank analyzes which one is most exposed to the variability associated with the anticipated economic performance of the VIE.

Under U.S. GAAP, beginning 2010 the Bank adopted the new standard established in FAS 166 (ASC 810) “Accounting for transfers of financial assets”. Under the new standard, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from the Bank’s consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in the Bank´s consolidated balance sheet or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated.

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

The table below presents a summary of the assets and liabilities of VIEs of securitization performing which have been consolidated on the Bank’s balance sheet at December 31, 2013 and 2012:

	2013		2012
	(COP million)
Assets	COP	1,151,020	COP	1,736,521
Liabilities		442,340		787,819
Allowance for loan losses		99,707		122,971

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio.

H.	RECENT U.S. GAAP PRONOUNCEMENTS

In April 2014, FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” to change the criteria for reporting discontinued operations. The amendments clarify that a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale; (2) The component of an entity or group of components of an entity is disposed of by sale; (3) The component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). The new accounting guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Management is currently assessing the impact of the adoption of ASU 2014-08 on the Bank’s financial statements and U.S. GAAP disclosures.

In January 2014, FASB issued ASU 2014-04, “Receivables—Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” to clarify when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. According to new guidance physical possession has been received upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. Those amendments are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In July 2013, FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists” to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. Formerly, three approaches were used to be considered for the financial statement presentation of an unrecognized tax benefit, when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. A) Some entities present unrecognized tax benefits as a liability unless the unrecognized tax benefit is directly associated with a tax position taken in a tax year that results in, or that resulted in, the recognition of a net operating loss or tax credit carry forward for that year and the net operating loss or tax credit carry forward has not been utilized. B) Other entities present unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss carry forward or tax credit carry forward in certain circumstances, and C) The entity can to make an accounting policy election to apply one of the other two approaches to all unrecognized tax benefits. The amendments in this update reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In July 2013, FASB issued ASU 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes (a consensus of the FASB Emerging Issues Task Force)” to permit the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. Government and the London Interbank Offered Rate (LIBOR). The Fed Funds rate is the interest rate at which depository institutions actively trade balances held at the Federal Reserve with each other, usually overnight. The weighted average of this rate across all such transactions on any given day is the daily Fed Funds effective rate. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2013 and 2012.

In April 2013, FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting” to require a statement of changes in net assets in liquidation instead of a statement of comprehensive income in order to provide more relevant information to users of the financial statements of an entity that is in liquidation. The requirements will be effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, although early adoption is permitted. The amendments have no impact on the Bank’s U.S. GAAP disclosures and financial information.

In March 2013, FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830)”: to resolve the diversity in practice about the cumulative translation adjustment derecognition guidance in Subtopic 830-30 for the derecognition of certain subsidiaries or groups of assets within a foreign entity and for changes in an investment in a foreign entity. Furthermore, the ASU 2013-05 resolves the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. The requirements were effective prospectively for fiscal years beginning after December 15, 2012. Management has concluded that the adoption of the ASU 2013-05 had no impact on the Bank’s financial statements and U.S. GAAP disclosures for the year ending at December 31, 2013.

In February 2013, FASB issued ASU 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (Topic 220)”. The amendments require additional disclosures of items reclassified from accumulated Other Comprehensive Income (OCI) to net income. The requirements were effective prospectively for reporting periods beginning after December 15, 2012. Management has concluded that the adoption has no significant impact on the Bank’s U.S. GAAP disclosures and financial information. For further information see Note 31 “Supplemental Consolidated Statement of Comprehensive Income”.

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. The amendments required by the ASU 2013-01 has been considered on the Bank’s financial statement and U.S. GAAP disclosures, for further information see Note 31, i) “Investment securities, derivatives and repos”.

In October 2012, FASB issued ASU 2012-04, “Technical Corrections and improvements” to provide: 1) clarification through updating wording, correcting references, or a combination of both, which affects a wide variety of Topics in the Codification; 2) clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. The amendments are not introducing any new fair value measurements and are not intended to result in a change in the application of the requirements in Topic 820 or fundamentally change other principles of U.S. GAAP. For public entities, the amendments that are subject to the transition guidance were be effective for fiscal periods beginning after December 15, 2012. Management has concluded that adoption of ASU 2012-04 had no impact on the U.S. GAAP disclosures and financial information released by the Bank.

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

In July 2012, FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Section 350-30. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments were effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Management has decided to perform the annual impairment test for indefinite-lived intangible assets for all of the recognized Indefinite-lived intangible assets in prior business combinations as of December 31, 2013. See Note 31, section m) Business combination.

RECENT COLOMBIAN BANKING GAAP PRONOUNCEMENTS

In July 2009 Congress approved Law 1314 of 2009, which introduced changes in the accounting, audit and information disclosures with the aim of converging with “International Financial Reporting Standards – IFRS”, although current regulations could differ in certain subjects from those in other countries.

On December 29, 2012, Colombian Ministry of Trade, Industry and Tourism issued the Decree 2784 regulating the technical framework to be applied by public entities and issuers of securities.

The technical framework is based on the IFRS and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and by the Standing Interpretations Committee (SIC) related interpretations, as translated in Spanish at December 1, 2012, by the International Accounting Standard Board (IASB).

Furthermore, Decree 2784 modified by Decree 3024 of 2013, establishes that the transition period takes place during year 2014, and all the entities are required to prepare the opening balance sheet under IFRS at January 1, 2014. Accounting regulations based on the new framework are effective for annual and interim fiscal years beginning after December 31, 2014.

During the year 2014, the transition period, entities must keep records of their financial situation under the new regulation established by Decree 2784 as well as under the current Colombian GAAP.

In accordance with Decree 2784 of 2012, during year 2013, the entities must have prepared an implementation program approved by the Board of Directors, specifying the major milestones and the key personal required for running and overseeing the convergence process.

For the year ending at December 31, 2014, entities must prepare their financial statements under the current framework established by the Decrees 2649 and 2650 of 1993. Entities are required to prepare the comparative financial statement under the new regulation established by Decree 2784 of 2012 from the year ending at December 31, 2015 onwards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

As of March 31, 2014, the following persons acted as directors and senior management of the Bank:

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

Roberto Ricardo Steiner Sampedro was born in 1959. He is currently an Associate Investigator for Fedesarrollo, a position he has held since March 2013. Within his professional trajectory Mr. Steiner has held several positions in the Central Bank, such as Director of the Investigation Department, Associate Investigator; he also served as Subdirector and Executive Director of Fedesarrollo, Director of the Economic Development Studies Center of the Universidad de los Andes and as an Alternate Executive Director of the IMF. Mr. Steiner has been member of the Board of Directors of the Bogota Stock Exchange and Ecopetrol. He has been a consultant for IDB, the World Bank, the IMF and the ECLAC. His designation is currently pending the approval of the SFC and until such approval is obtained Mr. Steiner will not act as director of the Bank.

Gonzalo Alberto Pérez Rojas was born in 1958. He is the President of Inversura S.A. He has held different management positions at Compañía Suramericana de Seguros since 1981, such as Vice President of Corporate Businesses and Vice President of Insurance and Capitalization. Mr. Pérez Rojas is also a member of the board of directors of Suramericana Panama, Fasecolda (Federación de Aseguradores Colombianos), Colombiana de Inversiones S.A., Fundación Suramericana, Grupo Nacional de Chocolates S.A. and Fundación Grupo Nacional de Chocolates.

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

Hernando José Gómez Restrepo was born in 1957. He holds a degree in Economics, and is a Ph.D. candidate from Universidad de los Andes. He had previously held positions as director advisor of the Central Bank, president of the private council for competitiveness (Consejo Privado de la Competitividad), lead negotiator for the Colombian government of the free trade agreement with the United States, and director of the National Planning Department (Departamento Nacional de Planeación), and has been a faculty member at Universidad de los Andes, and a visiting professor at Yale University.

For additional information regarding the Board of Directors and its functions, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Board of Directors.”

Senior Management

Carlos Raúl Yepes Jimenez was born in 1964. He has been the President of Bancolombia since February, 2011 and had been previously a member of its Board of Directors for five years. Mr. Yepes was Corporate Vice President of Cementos Argos S.A. from 2003 to 2011, Legal Director of Bancolombia from 1994 to 2003 and also Legal Director of CI Unión de Bananeros de Urabá (“Uniban”) from 1991 to 1994.

Mr. Yepes holds a degree in law from Universidad Pontificia Bolivariana and a degree in business law from Universidad Externado de Colombia.

Juan Carlos Mora Uribe was born in 1965. He is the Vice President of Corporate Services. Previously he was the Risk Management Vice President of Bancolombia between July 2005 and March 2011 when he was appointed as Technology and Innova Vice President. He served as the Vice President of Operations of Corfinsura since 2003 and held various positions within the corporation such as Corporate Finance Manager from 1995 to 2003, account executive from 1992 to 1995 and credit analyst from 1991 to 1992. Mr. Mora Uribe holds a B.A. degree from Universidad EAFIT and an M.B.A. degree from Babson College.

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

Augusto Restrepo Gómez was born in 1962 He was appointed by the Board of Directors as Vice President of Human Resources, position he held before from April 2011 to April 2013. He was previously appointed as Vice President in charge of the acquisition and integration of HSBC Bank (Panama) on April 22, 2013. Previously he held the position of Administrative Vice President of Bancolombia between August 2007 and 2011. Mr. Restrepo Gómez has worked in Bancolombia for 27 years holding several positions at different departments of Bancolombia such as analyst, sub-manager, chief of department and regional manager. Most recently he was the Administrative Vice President of Bancolombia. He is also a member of the board of directors of ACH Colombia S.A., Multienlace S.A., and Redeban Multicolor S.A. Mr. Restrepo Gómez holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post-graduate degree in marketing from Universidad EAFIT. His post-graduate education also includes, among others, courses in advanced management from Universidad de los Andes and Universidad de la Sabana.

Carmenza Henao Tisnes was born in 1960. She was appointed Vice President of Internal Audit in April 2011. Mrs. Henao has worked at Bancolombia for 28 years holding several positions at different departments of Bancolombia such as analyst and manager of audit technology. Most recently she was the Audit National Manager of BancolombiaBranches. She has also been a professor at various universities including Universidad EAFIT, Universidad Pontificia Bolivariana, Universidad de Medellin and Universidad San Buenaventura. Mrs. Henao is a system engineer and has a post-graduate degree in Finance from Universidad EAFIT.

Rodrigo Prieto Uribe was born in 1973. He was appointed as Vice President of Risk Management in March 2011. Mr. Prieto has worked at Bancolombia for 12 years holding several positions at different departments of Bancolombia such as analyst, manager of risk administration, planning manager and manager of Capital allocation and risk quantification. Most recently he was the director of planning and projects. He has also been a professor at several universities including Universidad EAFIT, Escuela de Ingenieria de Antioquia and Universidad de los Andes. Mr. Prieto Uribe is a civil engineer and has a Master’s degree in Economics from Universidad de los Andes and a Master’s degree in finance from Instituto Tecnológico y de Estudios Superiores de Monterrey.

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

In 2013 the Bank paid each director a fee of approximately COP 5 million per month for sitting on the Board, and another fee of approximately COP 5 million for attending each session of the committees.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2013 was COP 36.95 billion. A total of COP 4.2 billion was paid by the Bank in 2013 to senior managers who retired from the company during the year.

The Board of Directors approves the salary increases for vice presidents and authorizes the Chief Executive Officer to readjust the salary of the remaining employees.

The Bank has established an incentive compensation plan that awards bonuses annually or semi-annually to its management employees. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of the Bank and its executives’ achievement of established goals. The Bank’s variable compensation has deferred elements and, depending on the amount awarded, the bonuses are payable in cash and as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of the Bank’s stocks and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. This incentive compensation plan is not in the form of stock options.

The Bank paid a total of COP 1,222 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. Such amount includes the sum of approximately COP 52.93 billion that was spent in connection with the incentive compensation plan.

As of December 31, 2013, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 113.65 billion. Decree 4565 of 2010 established the year 2029 as the deadline for amortization.

C.	BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of March 31, 2014.

Name	First Elected to the Board	Term Expires
David Bojanini García	2006	2016
José Alberto Vélez Cadavid	1996	2016
Roberto Ricardo Steiner Sampedro	2014(1)	2016
Gonzalo Alberto Pérez Rojas	2004(2)	2016
Ricardo Sierra Moreno	1996(3)	2016
Rafael Martinez Villegas	2010	2016
Hernando José Gómez Restrepo	2013	2016

(1)	Mr. Steiner was appointed to replace Mr. Carlos Enrique Piedrahita Arocha who resigned as a member of the Board of Directors in March 2014.

(2)	Gonzalo Alberto Pérez Rojas had previously served as Bank’s Director during the period 1990-1994.

(3)	Ricardo Sierra Moreno had previously served as Bank’s Director during the period 1982-1988.

Mr. Ricardo Sierra Moreno, Rafael Martínez Villegas and Hernando José Gómez Restrepo and Roberto Ricardo Steiner Sampedro are independent directors in accordance with the Bank’s bylaws and other applicable laws. Consequently, the majority of the Board of Directors is composed of independent directors.

The following are the current terms of office and the period during which the members of senior management have served Bancolombia. There are no defined expiration terms. The members of senior management can be removed by a decision of the Board of Directors.

Name	Period Served
President
Carlos Raúl Yepes Jimenez	Since 2011

Vice Presidents
Jaime Alberto Velásquez Botero	Since 1997
Juan Carlos Mora Uribe	Since 2005
Mauricio Rosillo Rojas	Since 2008
Santiago Pérez Moreno	Since 1989
Gonzalo Toro Bridge	Since 1998
Augusto Restrepo Gómez	Since 2007
Rodrigo Prieto Uribe	Since 2011
Carmenza Henao Tisnes	Since 2011

Neither the Bank nor its Subsidiaries have any service contracts with the Bank’s directors providing for benefits upon termination of employment.

For further information about the Bank’s corporate governance practices please see “Item 16. Reserved – 16.B. Corporate Governance and Code of Ethics”.

Audit Committee

In accordance with Colombian regulations, the Bank has an audit committee whose main purpose is to support the Board of Directors in supervising the effectiveness of the Bank’s internal controls. The committee consists of three independent directors, one of whom must be a financial expert, who are elected by the board of directors for a period of two years.

The audit committee is composed of Mr. Hernando José Gómez Restrepo, Mr. Rafael Martinez Villegas, and Mr. Ricardo Sierra Moreno. Mr. Alejandro Gaviria Uribe resigned as a member of the Board of Directors and theaudit committee in August 2012, due to his appointment as Health Minister of Colombia. On March 4, 2013 the shareholders appointed Hernando José Gómez Restrepo as an independent member of the Board of Directors and he was authorized by the SFC to assume his duties as director and member of the audit committee on April 12, 2013.

Pursuant to applicable U.S. laws for foreign private issuers, Mr. Rafael Martinez Villegas serves as the financial expert of the audit committee.

As established by the SFC, the audit committee has a charter approved by Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The Board of Directors also establishes the remuneration of the members of the audit committee. The audit committee must meet at least quarterly and must present a report of its activities at the general stockholders’ meeting.

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

The duties of the designation, compensation and development committee are: (i) defining the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals; (ii) determining the objective criteria under which the Bank hires its principal officers; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) evaluating the performance of senior management; and (v) issuing recommendations for the Board of Directorsconcerning appointments and compensation of the president and senior management.

The members of the designation, compensation and development committee are Ricardo Sierra Moreno, Carlos Enrique Piedrahita Arocha, David Bojanini Garcia and José Alberto Vélez Cadavid.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia and its consolidated Subsidiaries	Number of employees employed by Bancolombia
2013	28,763	18,463
2012	24,820	17,532
2011	23,765	16,982

As of December 31, 2013, Bancolombia and its consolidated subsidiaries had 28,763 employees, of which 18,463 were employed directly by the Bank. Of the 18,463 employees directly contracted by the Bank, 12,525 are operations personnel and 5,938 are management employees. Of the 18,463 employees, approximately 24.19% are located in the Bogota Region, 12.03% in the South Region, 15.62% in the Antioquia Region, 25.71% in the Medellin headquarters, 12.34% in the Central Region and 10.12% in the Caribbean Region. During 2013, the Bank employed an average of 204 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 18.16% are part of a labor union called Sintrabancol, 11.16% are members of an industry union called Uneb, 0.96% belong to an industry labor union called Sintraenfi and 0.03% belong to an industry labor union called Aceb. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2011. The agreement has been in effect since November 1, 2011 and is set to expire on October 31, 2014. This agreement applies to approximately 12,525 employees regardless of whether they are members of a union. Sintranefi, which is composed of approximately 177 employees, did not take part in the collective bargaining agreement. The latter labor union has made a request for an arbitration court to settle this dispute, a request which is currently in process by the respective administrative authorities, and if it is successful it would cover only the members of the said union; nevertheless, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

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

The following directors and managers owned common shares in Bancolombia as of December 31, 2013: David Bojanini García, Rafael Martinez Villegas, Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas, Gonzalo Toro Bridge, Jorge Ivan Otálvaro Tobón, Luz María Velásquez Zapata, Mario Sebastián Alcalá Castro, Patricia Berenice Alvarez García and José Manuel Pérez Montoya.

The following managers owned preferred shares in Bancolombia as of December 31, 2013:, Gonzalo Toro Bridge, Luis Santiago Pérez Moreno, Luz María Velásquez Zapata, Mario Sebastián Alcalá Castro and José Manuel Pérez Montoya.

None of the directors and managers’ shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2013, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2014. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares(1)
Grupo de Inversiones Suramericana S.A (2)	228,229,967	29,572,568	44.78%	6.54%	26.80%
Grupo Argos S.A.(3)	33,139,106	-	6.50%	0.00%	3.45%
ADR Program	-	154,742,965	0.00%	34.23%	16.09%
Fondo de Pensiones Obligatorias Protección S.A.	20,561,941	48,831,617	4.03%	10.80%	7.21%
Fondo de Pensiones Obligatorias Porvenir Moderado	51,712,561	30,646,743	10.15%	6.78%	8.56%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.

(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Inversiones y Construcciones Estrategicas S.A., Cia. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

(3)	Represents ownership of Grupo Argos S.A. directly and through its subsidiary Cementos Argos S.A.

As of March 31, 2014, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 73,759 stockholders. A total of 154,742,965 representing 34.23% of preferred shares were part of the ADR Program and were held by 33 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, decreasing from 20.07% as of March 31, 2013 to 16.09% by the end of March 2014 as depositary receipts were destroyed throughout the period, and in particular as a product of the preferred stock issuance that took place in March 2014. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, increased its percentage ownership to 7.21% as of March 31, 2014 compared to 6.98% as of March 31, 2013; and Fondo de Pensiones Obligatorias Porvenir Moderado a Colombian private pension fund manager increased its percentage of ownership to 8.56% as of March 31, 2014 compared to 6.56%, as of March 31, 2013.

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

Limitations on related party transactions are set forth, mainly, in articles 119 and 122 of Decree 663 of 1993, in the Code of Commerce and, regarding credit and risk concentration limits (legal lending limits), in Decree 2555 of 2010, all as amended.

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

According to the provisions of the Colombian Commercial Code, neither the Bank’s directors nor its management may, directly or indirectly, purchase or sell shares issued by the Bank while they remain in their offices, except when said transactions are carried out for reasons other than purely speculative and upon prior authorization of (i) the Board of Directors, which shall be granted by the affirmative vote of two - thirds of its members, or (ii) the shareholders; in either case, excluding the vote of the person requesting such authorization, if applicable.

The Bank’s Corporate Governance Code provides that, in any event, any transaction regarding Bancolombia’s shares that is carried out by any officer, director or manager may not be executed for speculative purposes, which would be presumed if the following three conditions were met: (a) if suspiciously short lapses of time exist between the purchase and the sale of shares; (b) if situations arise proving to be exceptionally favorable for the Bank; and (c) if significant profits are obtained from this transaction.

Pursuant to Article 122 of Decree 663 of 1993, transactions entered into by credit institutions with (i) their shareholders holding 5% or more of the outstanding capital, (ii) their managers, or (iii) spouses and certain relatives of shareholders and managers, shall require the unanimous affirmative vote of the members of the board of directors attending the corresponding meeting. The Board of Directors may not authorize transactions subject to terms and conditions other than those usually agreed by the Bankwith non-related parties.

All transactions that the Bank enters into with its directors, officers and senior executives aresubject to the limitations and conditions set forth by the applicable law governing the prevention, handling and resolution of conflicts of interest.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 1,705,963 million in loans outstanding to related parties as of February 28, 2014. The principal amounts outstanding as of February 28, 2014 included in this amount are:

Entitiy	Amount outstanding		Accrued Interest		Average Interest rate
Leasing Bancolombia S.A.	COP	500,177	COP	622	5.17%
Inversiones CFNS S.A.S.		352,599		4,034	6.03%
Grupo Argos S.A.		200,011		3,105	7.66%
Grupo Odinsa S.A.		199,352		144	8.54%
FCP Fondo Inmobiliario Colombia		146,634		503	5.98%
Renting Colombia S.A.		114,448		648	5.67%
Inversiones Inmobiliarias Arauco Alameda S.A.S		41,795		88	8.62%

	2013
	Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company and associates		Key management personnel
	(in millions of COP)
Balance Sheet
Investment securities		832,399		-
Loans		238,739		106,501
Customers’ acceptances and derivatives		11,129		-
Accounts receivable		11,835		1,082
Other assets		186,112		-
Total	COP	1,280,214	COP	107,583

Deposits		1,254,469		9,565
Derivatives		1,688		-
Bonds		261,000		15
Total	COP	1,517,157	COP	9,580

Transactions Income
Interest and fees		44,478		9,748
Dividends Received		35,799		-
Total	COP	80,277	COP	9,748

Expenses
Interest		52,155		103
Fees		-		638
Other expenses		8,509		981
Total	COP	60,664	COP	1,722

For additional information regarding the Bank’s related party transactions, please see Note 29 to the Financial Statements.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-165

A.2.	LEGAL PROCEEDINGS

           The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see “Consolidated Financial Statements” and- “Note 26 – to the Financial Statements,”Contingencies”.

A.3.	DIVIDEND POLICY

The declaration, amount and payment of dividends are based on Bancolombia’s unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared. According to Colombia’s law, the minimum dividend per share may be waived by an affirmative vote of the holders of 78% of the shares present at the stockholders’ meeting.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cashdividends per share(1)(2)	Cash dividends per share(1)(3)
	(COP)	(U.S. dollars)
2013	776	0,394
2012	754	0.412
2011	708	0.395
2010	669	0.357
2009	637	0.331

(1)	Includes common shares and preferred shares.

(2)	Cash dividends for 2013, 2012, 2011, 2010 and 2009 were paid in quarterly installments.

(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual Consolidated Financial Statements included in this document.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Year Ending
December 31, 2013	31,460	23,380	70.62	47.59	63,665,433
December 31, 2012	30,600	24,220	69.50	53.78	100,220,776
December 31, 2011	31,100	25,160	69.87	53.56	83,520,522
December 31, 2010	31,820	20,400	69.44	40.10	92,823,574
December 31, 2009	24,200	10,440	48.00	15.90	110,933,010

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombian Stock Exchange			New York Stock Exchange
	COP Per Preferred Shares		Trading Volume (Number of	USD per ADS		Trading Volume
	High	Low	Shares)	High	Low	(Number of ADSs)
	(in nominal pesos)

2014
First quarter	27,440	22,000	59,591,558	56.48	42.77	31,239,335
2013
First quarter	31,460	28,300	18,455,997	70.62	61.37	18,330,475
Second quarter	31,200	26,000	26,332,638	68.45	53.58	17,643,189
Third quarter	28,360	25,100	35,884,955	60.11	52.52	15,196,607
Fourth quarter	27,580	23,380	26,347,484	58.64	47.59	12,483,637

2012
First quarter	29,040	26,100	55,123,698	66.11	56.87	33,073,377
Second quarter	30,600	26,520	34,020,628	69.50	58.46	23,442,409
Third quarter	28,660	24,220	48,088,203	64.86	53.78	25,842,301
Fourth quarter	29,980	26,640	32,050,564	67.00	59.19	17,862,689

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Month
March 2014	27,440	24,220	56.48	49.90	13,266,668
February 2014	25,800	22,000	51.51	42.77	11,153,319
January 2014	24,220	22,000	50.77	43.61	6,819,348
December 2013	25,000	23,380	50.64	47.59	4,073,027
November 2013	26,840	24,000	56.61	49.79	4,122,226
October 2013	27,580	26,440	58.64	56.00	4,288,384

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

On September 30, 1998, Bancolombia filed a registration statement on Form F-3 with the SEC to register ADSs evidenced by ADRs, each representing four preferred shares, issued in connection with the merger between BIC and Banco de Colombia for resale by the holders into the U.S. public market from time to time. On January 24, 2005, the Board determined to deregister the unsold ADSs registered under the registration statement on Form F-3. On March 14, 2005, Bancolombia filed an amendment to the registration statement deregistering the remaining unsold ADSs. On August 8, 2005, Bancolombia filed, through the Depositary, a registration statement on Form F-6 registering 50,000,000 ADSs evidenced by ADRs in connection with the Conavi/Corfinsura merger. On May 14, 2007, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares and rights to subscribe for preferred shares in connection with the subsequent offerings which took place in the second and third quarter of 2007. On January 14, 2008, by filing the Form F-6 with the SEC, Bancolombia increased the amount of its ADR program up to 400,000,000 American Depositary Shares, and registered some amendments to the Depositary Agreement of ADSs between Bancolombia and The Bank of New York Mellon. On July 13, 2010, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares, American Depositary Shares representing preferred shares and rights to subscribe for preferred shares in connection with the subsequent offering of subordinated debt securities which took place on July 19, 2010. On February 6, 2012, Bancolombia priced a public offer of 63,999,997 preferred shares without voting rights, which represented an aggregate amount of approximately COP 1,680 billion. On May 7, 2013, Bancolombia filed an automatic shelf registration statement on form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares, American depositary shares representing preferred shares and rights to subscribe for preferred shares. On March 3, 2014, Bancolombia priced a public offer of 110,000,000 preferred shares without voting rights, which represented an aggregate amount of approximately COP 2,656 billion.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of March 31, 2014, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was COP 12,406 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 26,138 billion or USD 13.27 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Stock Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange, as of March 31, 2013, was COP 433,484 billion (USD 220.6 billion), with 93 companies listed as of that date.

D.	SELLING STOCKHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is certain information concerning the Bank’s capital stock and a brief summary of certain significant provisions of the Bank’s bylaws and Colombian corporate law. This description does not purport to be complete and is qualified by reference to the Bank’s bylaws (an English translation of which is attached as Exhibit 1 to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 28, 2011) and to Colombian corporate law.

Bancolombia is a publicly held corporation with its principal place of business in the city of Medellín, Colombia, governed mainly by the Bank’s bylaws and by Colombian corporate law.

Bancolombia’s Corporate Purpose

Pursuant to Article four of its bylaws, Bancolombia’s corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, Bancolombia may carry out all the activities and investments authorized to banking establishments. Bancolombia is also authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.

Board of Directors

As of the date of filing of this Annual Report, Bancolombia’s board of directors is composed of seven directors, elected for a two-year term, with no alternate directors being provided for. For additional information regarding Bancolombia’s current directors please see Item 6.A, “Directors and Senior Management Directors”.

After being designated, all of the members of the Board of Directors need an authorization from the Superintendency of Finance. The SFC assesses whether the director has an adequate profile for the position according to the requirements of the Colombian Law.

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

Description of Share Rights, Preferences and Restrictions

Bancolombia’s bylaws provide for an authorized capital stock of COP 500 billion divided into 1,000,000,000 shares of a par value of COP 500 each, which must belong to one of the following classes: (i) common shares, (ii) privileged shares; and (iii) shares with preferred dividend and no voting rights (“preferred shares”). Pursuant to Article 6 of the bylaws, all shares issued shall have the same nominal value.

As of December 31, 2013, Bancolombia had 509,704,584 common shares and 342,122,416 preferred shares outstanding and a capital stock of COP 12,493 billion divided into 851,827,000 shares.

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

According to Law 964 of 2005, 25% of the members of the board of directors shall be independent. A person who is an “independent director” is understood to mean a director who is NOT: (i) An employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the board of directors being re-elected; (ii) Shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity’s voting rights or who determine the majority composition of the administrative, directing or controlling bodies of this same entity; (iii) A partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm twenty per cent (20%) or more of its total operating income; (iv) An employee or director of a foundation, association or institution that receives significant donations from the issuer. The term “significant donations” is quantified as being twenty per cent (20%) or more of the total amount of donations received by the respective institution; (v) An administrator of any entity on whose board of directors a legal representative of the issuer participates; and (vi) Any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors. Both elections are made under a proportional representation voting system. Under that system: (i) each holder of common shares is entitled at the annual general shareholders’ meeting to nominate for election of one or more directors; (ii) each nomination of one or more directors constitutes a group for the purposes of the election; (iii) each group of nominees must contain a hierarchy as to the order of preference for nominees in that group to be elected; (iv) once all groups have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular group of nominees. Votes may not be cast for particular nominees in a group; they may be cast only for the entire group; (v) the total number of votes casted in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a group of nominees is divisible by the quota of votes, one nominee from that group is elected, in the order of the hierarchy of that group; and (vi)when no group has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the group with the highest number of remaining votes cast until all available seats have been filled.

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

Except when Colombian law or Bancolombia’s bylaws require a special majority, action may be taken at a general shareholder’s meeting by the vote of two or more shareholders representing a majority of common shares present. Pursuant to Colombian law and/or Bancolombia’s bylaws, special majorities are required to adopt the following corporate actions: (i) a favorable vote of at least 70% of the shares represented at a general shareholders’ meeting is required to approve the issuance of stock without granting a preemptive right in respect of that stock in favor of the shareholders; (ii) a favorable vote of at least 78% of the holders of common shares present to decide not to distribute as dividend at least 50% of the annual net profits of any given fiscal year as required by Colombian law; (iii) a favorable vote of at least 80% of the holders of common shares and 80% of the holders of subscribed preferred shares to approve the payment of a stock dividend; and (iv) a favorable vote of at least 70% of the holders of common shares and of subscribed preferred shares to effect a decision to impair the conditions or rights established for such preferred shares, or a decision to convert those preferred shares into common shares.

Adoption of certain of the above-mentioned corporate actions also requires the favorable vote of a majority of the preferred shares as specified by Colombian law and Bancolombia’s bylaws. If the Superintendency of Finance determines that any amendment to the bylaws fails to comply with Colombian law, it may demand that the relevant provisions be modified accordingly. Under these circumstances, Bancolombia will be obligated to comply in a timely manner.

Preferred Shares

The holders of preferred shares are not entitled to receive notice of, attend to or vote at any general shareholder’s meeting of holders of common shares except as described below.

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholders vote is required on the following matters: (i) In the event that changes in the Bank’s bylaws may impair the conditions or rights assigned to such shares and when the conversion of such shares into common shares is to be approved. (ii)When voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose. (iii) When the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them. (iv) When the general shareholders’ meeting orders the payment of dividends with issued shares of the Bank. (v) If at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law. (vi)When the registration of shares at the Colombian Stock Exchange or at the National Register of Securities and Issuers which is a registry kept by the Superintendency of Finance, is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

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

Under Colombian law and Bancolombia’s bylaws annual net profits are to be applied as follows: (i)first, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of Bancolombia’s paid-in capital; (ii) second, payment of the minimum dividend on the preferred shares; and (iii) third, allocation of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board of directors and the President and may, subject to further reserves required by the by-laws, be distributed as dividends (iv)under Colombian law, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of the preferred shares. Bancolombia’s bylaws requires to maintain a reserve fund equal to 50% of paid-in capital. All common shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially-paid in participate in a dividend or distribution in the same proportion than the shares have been paid in at the time of the dividend or distribution.

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

In the event that the holders of preferred shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire certain voting rights. See Item 10.B. “Memorandum and Articles of Association —Description of Share Rights, Preferences and Restrictions Voting Rights Preferred Shares”.

General Considerations Relating to Dividends

Subject to the decision of the General Meeting of Shareholders, the dividend may be payable is stock. This decision shall be compulsory to the stockholder’s provided it has been approved of the majority in the manner provided for on number 3 of Article 47 of the Bancolombia’s Bylaws.

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

Liquidation Rights

Bancolombia will be dissolved if certain events take place, including the following: (i) its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date; (ii) losses cause the decrease of its shareholders’ equity below 50% of its outstanding capital stock, unless one or more of the corrective measures described in the Colombian Commercial Code are adopted by the shareholders within six months; (iii) by decision at the general shareholders’ meeting; (iv) in certain other events expressly provided by law and in the by-laws.

Upon dissolution, a liquidator must be appointed by a general meeting of the shareholders to wind up its affairs. In addition, the Superintendency of Finance has the power to take over the operations and assets of a commercial bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the Estatuto Orgánico del Sistema Financiero, Decree 663 of 1993. For more information see Item 4. “Information on The Company - B. Business Overview - B.7. Supervision and Regulation - Intervention Powers of the Superintendency of Finance - Bankruptcy Considerations”.

Preemptive Rights and Other Anti-Dilution Provisions

Pursuant to the Colombian Commerce Code, Bancolombia is allowed to have an amount of outstanding capital stock smaller than the authorized capital stock set out in its bylaws.

Under Bancolombia’s bylaws, the holders of common shares determine the amount of authorized capital stock, and the board of directors has the power to (a) order the issuance and regulate the terms of subscription of common shares up to the total amount of authorized capital stock and (b) regulate the issuance of shares with rights to a preferential dividend but without the right to vote, when expressly delegated at the general shareholders’ meeting. The issuance of preferred shares must always be first approved at the general shareholders’ meeting, which shall determine the nature and extent of any privileges, according to the bylaws and Colombian law.

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

The Bank’s bylaws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. See Item 3. “Key Information D. Risk Factors Preemptive rights may not be available to holders of ADRs.”

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

The Superintendency of Finance will authorize decreases in the outstanding capital stock decided by the holders of common shares only if: (i) Bancolombia has no liabilities; (ii) Bancolombia’s creditors consent in writing; or (iii) the outstanding capital stock remaining after the reduction represents at least twice the amount of Bancolombia’s liabilities.

Limits on Purchases and Sales of Capital Stock by Related Parties

Pursuant to the Colombian Commerce Code, the members of the Bank’s board of directors and certain of our principal executive officers may not, directly or indirectly, buy or sell shares of our capital stock while they hold their positions, except when dealing with nonspeculative operations and in that case they need to obtain the prior authorization of the board of directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director’s vote) or when deemed relevant by the Board of Directors of the Bank with the authorization of the Shareholders Meeting the affirmative vote of the ordinary majority foreseen in the bylaws, excluding the vote of the petitioner.

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

Restrictions on Change of Control Mergers, Acquisitions or Corporate Restructuring of the Company

Under Colombian law and our bylaws, the general shareholders’ meeting has full and exclusive authority to approve any corporate restructuring including, mergers, acquisitions or spin-offs upon authorization by the Colombian Superintendency of Finance.

Ownership Threshold Requiring Public Disclosure

We must disclose to the Superintendency of Finance at the end of each fiscal year the names of the shareholders of our company, indicating at least, the twenty shareholders with the highest number of shares.

Colombian securities regulations set forth the obligation to disclose any material event or relevant fact. Any transfer of shares equal or greater than 5% of our capital stock or any person acquiring a percentage of shares that would make him the beneficial owner of 5% or more of our capital stock, is a material event, and therefore, must be disclosed to the Superintendency of Finance.

Changes in the Capital of the Company

There are no conditions in our by-laws governing changes in our capital stock that are more stringent than those required under Colombian law.

C.	MATERIAL CONTRACTS

Bancolombia has not entered into any contract, other than those entered in the ordinary course of business (including agreements relating to our acquisitions of Grupo Agromercantil Holding and Banistmo S.A.) or that are not considered to be material, to which it or any of its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report.

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

The Foreign Exchange Statute, Law 9 of 1991, outlines of the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, amongst others. Additionally, Decree 2080 of 2000, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration with the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 8 of 2000 and External Regulating Circular DCIN 83 of 2006, both as amended, of the board of directors of the Central Bank.

Under Colombian law and the Bank’s by-laws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and preferred shares. For a detailed discussion of ownership restrictions see Item 4. “Information on the Company – B. Business Overview – B.7. Supervision and Regulation – Ownership Restrictions”.

E.	TAXATION

Colombian Taxation

For purposes of Colombian taxation, an individual is a resident of Colombia if he or she has a consecutive or non-consecutive physical presence in Colombia for more than 183 days, including days of arrival and departure from the country, during a 365 continuous days’ period, provided that, if the physical presence is exercised in two different fiscal years, the individual is deemed to be a resident on the second fiscal year. An individual is also considered as resident if he or she meets any of the following conditions:

•	The individual is exempt from income and occasional gains’ taxes in the country in which he or she resides, as a consequence of his or her service as a member of the foreign or diplomatic service of Colombia.

•	The individual is a Colombian citizen and during the applicable fiscal year:

(a)	his or her spouse or life partner, or underage children, are residents in Colombia;

(b)	50% or more of his or her gross income has a Colombian source;

(c)	50% or more of his or her assets are managed or held in Colombia;

(d)	The Colombian taxation authority has requested evidence of the non-resident status, and it is not provided by the individual; or

(e)	He or she has a fiscal residence in a tax haven jurisdiction.

For purposes of Colombian taxation, a legal entity is a resident of Colombia if it´s principal office located in Colombia. For this purpose, the principal office means the place where material commercial and management decisions are made.

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

If the Depositary sells, or otherwise negotiates, the preemptive rights it would be entitled to in the event of a new issue of shares (see “Item 3. D. Risk Factors - Risks Relating to the Preferred Shares and the “ADSs”)), the profits obtained from such disposal will be subject to withholding tax.

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

You must include any Colombian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Colombian Peso payments made, determined at the spot Colombian Peso / U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions with respect to shares or ADSs as dividends.

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

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2013. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

Bancolombia’s risk management strategy, called the Integrated Risk Management Strategy, is based on principles set by international bodies and by Colombian regulations, and is guided by Bancolombia’s corporate strategy. The main objective of the Integrated Risk Management Strategy is to identify measure, coordinate, monitor, report and propose policies for market and liquidity risks of the Bank, which in turn serve to facilitate the efficient administration of Bancolombia’s assets and liabilities. The Board of Directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.

The Bank’s Market Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses: (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with Bancolombia’s risk management policies: (c) designing the methodologies for valuation of the market value of certain securities and financial instruments: (d) reporting to senior management and the Board of Directors any violation of Bancolombia’s risk management policies: (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that each subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors before the new product can be sold.

The Bank’s assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities, foreign exchange (FX) and bond futures, and over-the-counter plain vanilla and exotic derivatives. Trading in derivatives includes forward contracts in foreign currency operations, plain vanilla options and Asian options on U.S. dollar/COP currency, foreign exchange swaps and interest rate swaps. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

The Bank uses a VaR calculation to limit its exposure to the market risk of its Treasury Book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Capital Market Risks Committee is responsible for establishing the maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk). These limits are supervised on a daily basis by the Market Risk Management Office.

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

The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 1771 of 2012.

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

The relevant risk exposure categories for which VaR is computed by Bancolombia according to “chapter XXI, appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; and (iv) fund risk.

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

Figure 1. Interest Risk – Sensitivity by Bands and Zones

		Modified Duration		Interest Rate Fluctuations (basis points)
Zone	Band	Low	High	Pesos	UVR	USD

	1	0	0.08	274	274	100
	2	0.08	0.25	268	274	100
Zone 1	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100

	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75

	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20	-	162	170	60

Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Thereaftera net position is calculated for each zone (which consists of a series of bands) determined by the Superintendency of Finance. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the Superintendency of Finance.

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and securities issued by the Colombian government.

The interest rate risk VaR decreased from COP 343 billion on December 31st, 2012 to COP 215.9 billion on December 31st, 2013, due to the short position in Colombian government treasury bonds TES, in the trading portfolio. During the year 2013, the average interest rate risk VaR was COP 311 billion, the maximum value COP 505 billion, and the minimum value COP 204 billion.

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

Figure 2. Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

USD	5.50%
Euro	6.00%
Other currencies	8.00%
Funds	14.70%
Stock Price	14.70%

The currency risk VaR increased from COP 17.3 billion as of December 31, 2012 to COP 77.3 billion as of December 31, 2013 due to the raise in the net long position in U.S. dollars, Euros and Mexican pesos. Between December 31, 2012 and December 31, 2013, the average currency risk VaR was COP 39.6 billion, the maximum value COP 77.3 billion, and the minimum value COP 18 billion.

The equity risk VaR increased from COP 13 billion as of December 31, 2012 to COP 23.7 billion as of December 31st, 2013, due to the increase in the brokerage firm’s trading position and the structural position in the Panama subsidiaries. Between December 31, 2012 and December 31, 2013, the average equity VaR was COP 20 billion, the maximum value COP 24.9 billion, and the minimum value COP 15.3 billion.

The fund risk which arises from investment in mutual funds decreased from COP 45.2 billion as of December 31, 2012 to COP 40.8 billion as of December 31, 2013. Between December 31, 2012 and December 31, 2013, the average fund risk VaR was COP 52.1 billion, the maximum value COP 92.5 billion, and the minimum value COP 40.8 billion.

As mentioned above the Bank uses the regulatory VaR model to measure its exposure to market risk, in accordance with chapter XXI of the Basic Accounting Circular, issued by the Superintendency of Finance. The interest rate’s fluctuations and the sensitivity factors for currency, equity and fund risk used in the model are established by the Superintendency of Finance according to historical market performance, and have not changed since March 2011.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.

The total market risk VaR had a 14.5% reduction going from COP 418.6 billion in December 31, 2012 to COP 357.8 billion as of December 31, 2013, due mainly to the drop in the interest rate and fund risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2012 and December 2013.

(in millions of COP)	2012	2013

Interest Rate Risk VaR	343,026	215,916
Currency Risk VaR	17,319	77,345
Equity Risk VaR	13,021	23,733
Fund Risk VaR	45,249	40,816
Total VaR	418,615	357,810

Between December 31, 2012 and December 31, 2013, the average total VaR was COP 423.2 billion, the maximum value COP 602 billion, and the minimum value COP 309.7 billion.

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

+ 100 bps: Net present value change with an increase of 100 bps.

Interest Rate Risk (COP million)

2013

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	3,974,890	(30,579)	(61,019)
Loans	90,491,411	(432,970)	(863,969)
Total interest rate sensitive assets	94,466,301	(463,549)	(924,988)
Liabilities	FAIR VALUE	+50bps	+100bps
Demand deposits	53,484,781	(380,843)	(759,954)
Time Deposits	35,057,738	(86,187)	(171,983)
Interbank borrowings	12,404,923	(23,785)	(47,462)
Long-term debt	13,578,374	(251,417)	(501,689)
Total interest rate sensitive liabilities	114,525,816	(742,232)	(1,481,088)
Total net change		278,684	556,099

Interest Rate Risk (COP million)

2012

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	3,865,571	(38,334)	(76,493)
Loans	69,414,492	(315,339)	(629,243)
Total interest rate sensitive assets	73,280,063	(353,673)	(705,736)
Liabilities	FAIR VALUE	+50bps	+100bps
Demand deposits	39,828,522	(166,897)	(333,034)
Time Deposits	25,599,781	(84,946)	(169,506)
Interbank borrowings	4,935,049	(7,376)	(14,718)
Long-term debt	13,281,224	(261,635)	(522,080)
Convertible Bonds	361,276	(2,146)	(4,282)
Total interest rate sensitive liabilities	84,005,852	(523,000)	(1,043,620)
Total net change		169,328	337,884

A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, affects negatively the Bank’s market value on the active side and positively on the liabilities side.

Bancolombia’s largest assets are loans, which represent 95.8% of the total NPV of the total interest rate sensitive assets in the Banking Book. The market value’s change in assets with a 50 basis points parallel shift of the yield curve has increased from COP 354 billion in December 2012 to COP 464 billion in December 2013 due to an increase in the amount and higher duration of the Bancolombia´s Mortgage Loans, and the addition of COP 11 trillion of loans as a result of the Banistmo acquisition.

On the liabilities side, Bancolombia’s largest interest rate sensitive liabilities are demand deposits and time deposits which represent 46.7% and 30.6%, respectively of the total NPV of the total interest rate sensitive liabilities in the banking book. The market value’s change in liabilities with a 50 basis points parallel shift of the yield curve increased from COP 523 billion in December 2012 to COP 742 billion in December 2013, due to an increase in the amount and higher duration of demand deposits.

As of December 2013, the net change in the NPV for the market risk sensitive instruments, entered into for other than trading purposes with positive parallel shifts of 50 and 100 basis points were COP 279 billion and COP 556 billion, respectively. The increase of the interest rate sensitivity for the balance sheet items comprising the Banking Book in December 2012 as compared to December 2013, reflects the increase of the demand deposits during 2013 and its duration.

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
USD 5.00 per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

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

From January 1, 2013 to December 31, 2013, the depositary reimbursed Bancolombia USD 550,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received USD 129,637 from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles.

The Bank's internal control over financial reporting includes those policies and procedures that:

✓ Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

✓ Provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and

✓ Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2013 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework original version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2013. In addition, there were no changes in Bank´s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect the bank´s internal control over financial reporting.

Management excluded from its assessment the internal controls over financial reporting of Banistmo, S.A. and its subsidiaries which was acquired on October 28, 2013 by Bancolombia S.A. As of the year ended December 31, 2013, Banistmo S.A. and its subsidiaries represented 12% and 1% of the Bank’s total assets and revenue, respectively.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, which report is included on page F-2 of this annual report.

ITEM 16.	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Mr. Rafael Martinez Villegas as the “audit committee financial expert” in accordance with SEC rules and regulations.

Our audit committee financial expert, along with the other members of our audit committee, is considered to be independent according to applicable NYSE criteria.

Mr. Martinez Villegas has served as the Bank’s audit committee financial expert since he was appointed in October 2012; he does not own any shares of Bancolombia and there is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Martinez Villegas and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and now as a member of the audit committee. Mr. Rafael Martinez Villegas is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

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

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 9,456 million and COP 9,079 million audited by PricewaterhouseCoopers for the years 2013 and 2012, respectively.

Audit-Related Fees

In 2013 and 2012, Bancolombia paid no audit-related fees.

Tax Fees

At December 31, 2013 and 2012, Bancolombia and its subsidiaries paid COP 9 million and COP 12 million, respectively for professional services related to transfer pricing advice provided by PricewaterhouseCoopers. During these years, Bancolombia paid no other tax fees to PricewaterhouseCoopers.

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

During 2013, other than the tax services described above, there were no services approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Not applicable

PART III

FINANCIAL STATEMENTS

ITEM 17.       FINANCIAL STATEMENTS

Not applicable.

ITEM 18.       FINANCIAL STATEMENTS

Reference is made to pages F - 1 through F – 165

ITEM 19.       EXHIBITS

The following exhibits are filed as part of this Annual Report.

K
1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011.
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008(1).
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
7.1	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29 2014.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29 2014.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29 2014.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29 2014.
15.1	Consent of Pricewaterhouse Coopers Ltda.
15.2	Consent of KPMG Central America S.A. (KCA)

(1)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A.

/s/ JAIME ALBERTO VELASQUEZ BOTERO
Name: Jaime Alberto Velasquez Botero.
Title: Vice President, Strategy and Finance

Date: April 29, 2014

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-3

Consolidated Balance Sheets
As of December 31, 2013 and 2012	F-6

Consolidated Statements of Operations
As of December 31, 2013, 2012 and 2011	F-8

Consolidated Statements of Stockholders’ Equity
As of December 31, 2013, 2012 and 2011	F-10

Consolidated Statements of Cash Flows
As of December 31, 2013, 2012 and 2011	F-11

Notes to Consolidated Financial Statements	F-12

F-1

Consent of independent registered public accounting firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-188394) of Bancolombia S. A. of our report dated April 29, 2014 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 20-F.

/s/PricewaterhouseCoopers Ltda.

Medellin, Colombia

April 29, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries (the "Bank") at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in Colombia and the special regulations of the Colombian Superintendency of Finance, collectively “Colombian GAAP”. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management's Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Bank’s internal control over financial reporting based on our integrated audits. We did not audit the consolidated financial statements of Banistmo S.A. and subsidiaries (formerly HSBC Bank (Panama) S.A.) (“Banistmo S.A.”), a wholly-owned subsidiary, which statements reflect total assets of 12% of the related consolidated total as of December 31, 2013, and total revenues of 1% of the related consolidated total for the year ended December 31, 2013. The consolidated financial statements of Banistmo S.A., which were solely prepared in accordance with Colombian GAAP, were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts, in Colombian GAAP, included for Banistmo S.A., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Colombia. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

PricewaterhouseCoopers Ltda., Edificio Forum, Calle 7 Sur No. 42-70, Torre 2, Piso 11, Medellín, Colombia,
Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, www.pwc.com/co

Report of Independent Registered Public Accounting Firm

Colombian GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements. We have applied audit procedures on the conversion adjustments presented in Note 31 to the consolidated financial statements of Banistmo S. A. to conform those financial statements with accounting principles generally accepted in the United States of America.

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

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Banistmo S.A. from its assessment of internal control over financial reporting as of December 31, 2013 because it was acquired by the Bank in a purchase business combination on October 28, 2013. We have also excluded Banistmo S.A. from our audit of internal control over financial reporting. Banistmo S.A. is a wholly-owned subsidiary whose total assets and total revenues represent 12% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.

/s/PricewaterhouseCoopers Ltda.

Medellin, Colombia

April 29, 2014

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banistmo, S.A. (formerly HSBC Bank (Panama), S.A.):

We consent to the incorporation by reference in the registration statement (No. 333-188394) on Form F-3 of Bancolombia, S.A. of our report dated April 25, 2014, with respect to the condensed consolidated balance sheet of Banistmo, S. A. (formerly HSBC Bank (Panama), S.A.) and subsidiaries as of December 31, 2013, and the related condensed consolidated statements of income, changes in stockholders’ equity and cash flows for the period from October 28, 2013 to December 31, 2013, not included herein, which report appears in the December 31, 2013 annual report on Form 20-F of Bancolombia, S.A.

Our report dated April 25, 2014 contains language stating that accounting principles generally accepted in Colombia and the special regulations of the Colombian Superintendency of Finance varies in certain significant respects from U.S. generally accepted accounting principles and management of Banistmo, S. A. (formerly HSBC Bank (Panama), S.A.) decided to omit information relating to the nature and effect of such differences in the condensed consolidated financial statements. Furthermore, such consolidated financial statements were prepared on a condensed format solely for consolidation purposes.

[(Signed) KPMG]

Panama, Panama

April 28, 2014

F-5

KPMG	Teléfono: (507) 208-0700
Apartado Postal 816-1089	Fax: (507) 263-9852
Panamá 5, República de Panamá	lnternet: www.kpmg.com

Report of lndependent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banistmo, S. A.:

We have audited the condensed consolidated balance sheet of Banistmo, S. A. (formerly HSBC Bank (Panama), S.A.) and subsidiaries as of December 31, 2013, and the related condensed consolidated statements of income, changes in stockholders’ equity and cash flows for the period from October 28, 2013 to December 31, 2013. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these condensed consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the condensed consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banistmo, S. A. (formerly HSBC Bank (Panama), S. A.) and subsidiaries as of December 31, 2013, and the results of their operations and cash flows for the period from October 28, 2103 to December 31, 2013, in conformity with accounting principles generally accepted in Colombia and the special regulations of the Colombian Superintendency of Finance (collectively, “Colombian GAAP”).

Colombian GAAP varies in certain significant respects from U.S. generally accepted accounting principles. Management of Banistmo, S. A. decided to omit information relating to the nature and effect of such differences in these condensed consolidated financial statements.

Without further qualifying our opinion, we draw attention to Note 2 to the condensed consolidated financial statements. These financial statements have been prepared on a condensed format solely for consolidation purposes.

April 25, 2014

Panama, Republic of Panama

KPMG, una sociedad civil panameña, y firma de la red de firmas miembro independientes de

KPMG, afiliadas a KPMG International Cooperative (“KPMG Internalional”), una entidad suiza

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2013 and 2012

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2013(1) (Unaudited)		2013		2012
		U.S. Dollar
Assets

Cash and cash equivalents:
Cash and due from banks	4	USD	5,930,695	COP	11,427,441	COP	7,144,015
Funds sold and securities purchased under agreements to resell			2,066,194		3,981,205		1,025,082
Total cash and cash equivalents			7,996,889		15,408,646		8,169,097

Investment securities:	5
Debt securities:			6,298,522		12,136,179		11,432,214
Trading			3,392,981		6,537,697		6,492,812
Available for sale			935,809		1,803,144		1,456,042
Held to maturity			1,969,732		3,795,338		3,483,360
Equity securities:			872,021		1,680,237		1,136,256
Trading			213,816		411,987		327,091
Available for sale			658,205		1,268,250		809,165
Allowance for impairment			(5,515)		(10,626)		(14,159)
Total investment securities			7,165,028		13,805,790		12,554,311

Loans and financial leases:	6
Commercial loans			27,175,993		52,363,519		42,465,660
Consumer loans			8,616,167		16,601,890		12,580,661
Small business loans			268,195		516,767		334,591
Mortgage loans			5,343,455		10,295,930		5,957,824
Financial leases			5,024,541		9,681,436		8,649,943
			46,428,351		89,459,542		69,988,679
Allowance for loan and financial lease losses	7		(2,109,958)		(4,065,530)		(3,249,639)
Total loans and financial leases, net			44,318,393		85,394,012		66,739,040

Accrued interest receivable on loans and financial leases:
Accrued interest receivable on loans and financial leases			324,012		624,317		578,067
Allowance for accrued interest losses	7		(33,083)		(63,745)		(54,026)
Total interest accrued,net			290,929		560,572		524,041

Customers’ acceptances and derivatives	8		312,643		602,409		783,014
Accounts receivable, net	9		797,796		1,537,218		1,243,263
Premises and equipment, net	10		1,137,452		2,191,677		1,341,698
Premises and equipment under operating leases, net	11		1,515,017		2,919,181		2,191,928
Foreclosed assets, net	15		53,749		103,565		84,818
Prepaid expenses and deferred charges, net	12		358,585		690,932		772,930
Goodwill, net	14		1,862,750		3,589,203		571,373
Other assets	13		1,344,234		2,590,110		2,088,947
Reappraisal of assets	16		738,480		1,422,926		851,920
Total assets		USD	67,891,945	COP	130,816,241	COP	97,916,380

Memorandum accounts	25	USD	298,159,746	COP	574,503,144	COP	475,622,182

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2013 and 2012

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2013(1) (Unaudited)		2013		2012
		U.S. Dollar
Liabilities and Stockholders’ Equity
Deposits
Non- interest bearing :
Checking accounts		USD	7,067,078	COP	13,617,057	COP	8,820,458
Other			551,906		1,063,430		978,416
Interest bearing:
Checking accounts			1,644,087		3,167,876		2,478,443
Time deposits			17,675,899		34,058,452		24,767,489
Savings deposits			17,982,782		34,649,764		27,113,914
Total deposits			44,921,752		86,556,579		64,158,720

Funds purchased and securities sold under agreements to repurchase			583,757		1,124,802		44,935
Bank acceptances outstanding and derivatives	8		241,076		464,514		625,632
Interbank borrowings	17		4,087,954		7,876,792		1,803,665
Borrowings from development and other domestic banks	18		2,403,585		4,631,300		3,467,843
Accounts payable			1,355,135		2,611,114		2,311,221
Accrued interest payable			316,847		610,511		523,655
Other liabilities	19		649,127		1,250,757		888,190
Long-term debt	20		6,398,216		12,328,275		12,059,219
Accrued expenses	21		219,688		423,303		344,951
Minority interest			231,182		445,448		81,394
Total liabilities			61,408,319		118,323,395		86,309,425

Stockholders’ equity	22,24
Subscribed and paid in capital:			255,697		492,684		492,684
Non-voting preference shares			95,194		183,422		183,422
Common shares			160,503		309,262		309,262
Retained earnings:			5,818,794		11,211,827		10,397,185
Appropriated	23		5,065,931		9,761,188		8,695,139
Unappropriated			752,863		1,450,639		1,702,046
Reappraisal of assets	16		429,724		828,006		692,835
Gross unrealized gain or (loss)			(20,589)		(39,671)		24,251
Total stockholders’ equity(2)			6,483,626		12,492,846		11,606,955

Total liabilities and stockholders’ equity		USD	67,891,945	COP	130,816,241	COP	97,916,380

Memorandum accounts against	25	USD	298,159,746	COP	574,503,144	COP	475,622,182

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).
(2)	A summary of significant adjustments to stockholders’ equity that would be required if U.S. GAAP had been applied is disclosed in Note 31.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2013, 2012 and 2011

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2013 (1) (Unaudited)		2013		2012		2011
		U.S. Dollar

Interest income:
Loans		USD	3,492,981	COP	6,730,380	COP	6,047,906	COP	4,660,580
Investment securities			254,059		489,528		759,513		625,559
Funds sold and securities purchased under agreements to resell			13,961		26,900		24,178		18,820
Financial leases			458,720		883,876		830,286		640,635
Total interest income			4,219,721		8,130,684		7,661,883		5,945,594

Interest expense:
Checking accounts			15,260		29,403		24,931		39,926
Time deposits			690,481		1,330,439		1,117,435		690,457
Saving deposits			333,509		642,616		659,355		479,442
Total interest expense on deposits			1,039,250		2,002,458		1,801,721		1,209,825

Interbank borrowings			40,478		77,995		50,209		45,840
Borrowings from development and other domestic banks			115,834		223,193		220,096		159,909
Funds purchased and securities sold under agreements to repurchase			31,712		61,104		97,620		85,260
Long-term debt			393,068		757,376		725,214		541,172
Total interest expense			1,620,342		3,122,126		2,894,860		2,042,006

Net interest income			2,599,379		5,008,558		4,767,023		3,903,588

Provisions for loans and finance leases, accrued interest losses and other receivables, net			(723,507)		(1,394,075)		(1,240,339)		(840,558)
Recovery of charged-off loans and finance leases.			120,092		231,396		167,819		244,141
Provision for foreclosed assets and other assets			(79,302)		(152,802)		(118,961)		(123,994)
Recovery of provisions for foreclosed assets and other assets			44,052		84,881		80,608		121,706
Total net provisions			(638,665)		(1,230,600)		(1,110,873)		(598,705)
Net interest income after provisions for loans and accrued interest losses			1,960,714		3,777,958		3,656,150		3,304,883

Fees and other service income:
Commissions from banking services			243,870		469,896		449,452		383,984
Electronic services and ATM fees			45,420		87,516		73,887		67,267
Branch network services			70,309		135,474		126,356		125,835
Collections and payments fees			147,282		283,788		256,503		224,878
Credit card merchant fees			4,305		8,295		9,684		16,725
Credit and debit card fees			379,429		731,095		654,900		617,526
Checking fees			36,465		70,261		72,636		74,514
Trust activities			107,946		207,994		208,583		188,340
Brokerage fees			32,496		62,615		63,631		65,943
Check remittances			23,026		44,368		22,120		19,626
International wire transfers			32,655		62,921		71,932		71,293
Total fees and other service income			1,123,203		2,164,223		2,009,684		1,855,931

Fees and other service expenses			(128,640)		(247,867)		(202,644)		(187,347)
Total fees and income from services, net			994,563		1,916,356		1,807,040		1,668,584

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2013, 2012 and 2011

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2013 (1) (Unaudited)		2013		2012		2011
		U.S. Dollar
Other operating income:
Foreign exchange gain (loss), net			49,094		94,595		103,953		111,774
Gains on forward contracts in foreign currency			14,179		27,320		58,902		11,034
Gains on sales of investments in equity securities			1,962		3,780		82,187		121,166
Gains on sales of mortgage loans			16,396		31,593		43,146		48,714
Dividend income			32,700		63,007		47,610		27,700
Income from non-financial subsidiaries			74,679		143,893		147,304		100,647
Insurance income(2)			5,275		10,164		-		45,690
Communication, postage, rent and others			241,730		465,773		349,995		224,512
Total other operating income			436,015		840,125		833,097		691,237
Total operating income			3,391,292		6,534,439		6,296,287		5,664,704

Operating expenses:
Salaries and employee benefits			761,759		1,467,780		1,394,027		1,275,351
Bonus plan payments			80,209		154,550		204,201		137,160
Indemnities benefits			17,627		33,965		39,452		29,347
Administrative and other expenses	27		1,208,154		2,327,908		2,040,223		1,780,459
Insurance on deposits, net			70,487		135,816		105,675		90,769
Donation expenses			5,981		11,525		13,512		19,020
Depreciation			222,571		428,856		319,602		223,003
Goodwill amortization	14		40,938		78,880		45,690		51,239
Total operating expenses			2,407,726		4,639,280		4,162,382		3,606,348
Net operating income			983,566		1,895,159		2,133,905		2,058,356

Non-operating income, net
Other income			121,298		233,721		148,751		200,098
Minority interest			(9,012)		(17,364)		(5,723)		(11,351)
Other expenses			(93,051)		(179,294)		(107,813)		(112,692)
Total non-operating income, net	28		19,235		37,063		35,215		76,055

Income before income taxes			1,002,801		1,932,222		2,169,120		2,134,411
Income tax expense	21		(216,467)		(417,095)		(467,074)		(470,517)
Net income		USD	786,334	COP	1,515,127	COP	1,702,046	COP	1,663,894

Earnings per share		USD	0.92	COP	1,779	COP	2,013	COP	2,112

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2(c)
(2)	As a result of the Banistmo and its subsidiaries acquisition, the Bank has recognized income attributable to insurance operations for the two-month period ended December 31, 2013.
(3)	A summary of significant adjustments to net income that would be required if U.S. GAAP had been applied is disclosed in Note 31.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2013, 2012, and 2011

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except share data)

	Non Voting Preferred Shares			Voting Common Shares			Retained Earnings				Surplus				Total
	Number	Par Value		Number	Par Value		Appro- priated		Unappro- priated		Reappraisal of assets		Gross unrealized gain or( loss) on available for sale investments		Stockholders’ equity
Balance at December 31, 2010	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	5,397,973	COP	1,436,494	COP	622,227	COP	29,762	COP	7,947,140
Net Income	-		-	-		-		-		1,663,894		-		-		1,663,894
Transfer to appropriated retained earnings	-		-	-		-		1,436,494		(1,436,494)		-		-		-
Reappraisal of assets and valuation of investment	-		-	-		-		-		-		14,813		(19,813)		(5,000)
Dividends declared	-		-	-		-		(526,773)		-		-		-		(526,773)
Equity tax	-		-	-		-		(105,324)		-		-		-		(105,324)
Cumulative translation adjustments	-		-	-		-		19,423		-		-		-		19,423
Balance at December 31, 2011	278,122,419		151,422	509,704,584		309,262		6,221,793		1,663,894		637,040		9,949		8,993,360
Net Income	-		-	-		-		-		1,702,046		-		-		1,702,046
Transfer to appropriated retained earnings	-		-	-		-		1,663,894		(1,663,894)				-		-
Issuance of preferred shares (1)	63,999,997		32,000	-		-		1,619,917		-		-		-		1,651,917
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		55,795		14,302		70,097
Dividends Declared	-		-	-		-		(603,094)		-		-		-		(603,094)
Equity Tax	-		-	-		-		(99,051)		-		-		-		(99,051)
Cumulative translation adjustments	-		-	-		-		(108,320)		-		-		-		(108,320)
Balance at December 31, 2012	342,122,416		183,422	509,704,584		309,262		8,695,139		1,702,046		692,835		24,251		11,606,955
Net Income	-		-	-		-		-		1,515,127		-		-		1,515,127
Transfer to appropriated retained earnings	-		-	-		-		1,702,046		(1,702,046)		-		-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		135,171		(63,922)		71,249
Dividends Declared	-		-	-		-		(642,278)		-		-		-		(642,278)
Appropriation of profits at the end of the first semester(3)	-		-	-		-		64,488		(64,488)		-		-		-
Equity Tax	-		-	-		-		(188,342)		-		-		-		(188,342)
Cumulative translation adjustments	-		-	-		-		130,135		-		-		-		130,135
Balance at December 31, 2013	342,122,416	COP	183,422	509,704,584	COP	309,262	COP	9,761,188	COP	1,450,639	COP	828,006	COP	(39,671)	COP	12,492,846
Balance at December 31, 2013(2) (Unaudited)		USD	95,194		USD	160,503	USD	5,065,931	USD	752,863	USD	429,724	USD	(20,589)	USD	6,483,626

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 22.
(2)	See note 2(c).
(3)	During 2013, the Bank’s subsidiaries, Leasing Bancolombia S.A, Bancolombia Panamá S.A, Factoring Bancolombia S.A and Renting Colombia S.A, prepared their semi-annual financial statements for the six-months period ended at June 30, 2013.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	2013 (1)		2013		2012		2011
	(Unaudited)
Cash flows from operating activities:
Net income	USD	786,334	COP	1,515,127	COP	1,702,046	COP	1,663,894
Minority interest		9,012		17,364		5,723		11,351
Adjustments to reconcile net income to net cash used in operating activities:
Provisions for loans and finance leases, accrued interest losses and other receivables, net		715,855		1,379,330		1,237,841		839,554
Provisions for foreclosed assets and other assets		71,866		138,473		109,212		107,468
Depreciation and amortization		400,641		771,967		540,682		394,689
Recovery of provisions for foreclosed assets and other assets		(37,067)		(71,422)		(78,110)		(120,702)
Gains on sales of mortgage loans and other assets		(47,490)		(91,505)		(18,108)		(9,387)
Valuation gains on investment securities		(261,896)		(504,630)		(840,774)		(697,194)
Valuation gains on derivative contracts		(10,928)		(21,056)		(54,379)		(65,227)
Deferred income tax		(38,502)		(74,186)		(26,488)		58,777
Foreclosed assets donation		2,121		4,086		6,630		6,271
Increase in loans and financial leases		(5,030,590)		(9,693,091)		(10,918,827)		(12,926,408)
Decrease (Increase) in customers’ acceptances and derivatives		39,469		76,050		210,558		(18,830)
Increase in accounts receivable		(40,862)		(78,735)		(487,850)		(361,071)
(Increase) Decrease in other assets		(27,125)		(52,259)		26,796		94,396
Increase in deposits and other liabilities		6,190,438		11,927,922		12,681,873		8,730,232
Increase in accounts payable		118,949		229,194		392,089		230,690
Equity tax paid(2)		(50,051)		(96,439)		(99,107)		(105,324)
Increase in estimated liabilities and allowances		7,568		14,583		71,293		10,753
Change in trading investment securities		65,401		126,017		(2,338,328)		(1,244,998)
Net losses on sales of foreclosed assets		28,606		55,118		85,825		86,807
Increase in assets to place in lease contracts		(158,718)		(305,823)		(402,141)		(624,835)
Net cash provided by (used in) operating activities		2,733,031		5,266,085		1,806,456		(3,939,094)
Cash flows from investing activities:
Purchases of available for sale debt securities		(712,654)		(1,373,163)		(1,439,904)		(852,635)
Proceeds from sales of available for sale debt securities		1,011,600		1,949,181		1,768,227		1,450,358
Purchases of held to maturity debt securities		(1,059,667)		(2,041,799)		(1,363,948)		(1,299,624)
Proceeds from maturities of debt securities		1,026,375		1,977,651		1,701,759		1,503,790
Purchases of available for sale equity securities		(1,180,623)		(2,274,860)		(362,631)		(268,247)
Proceeds from sales of equity securities		3,546		6,833		12,306		844
Proceeds from sales of Aseguradora Suiza Salvadoreña subsidiary		-		-		135,788		-
Proceeds from sales of AFP Crecer S.A. subsidiary		-		-		-		173,336
Purchases of premises and equipment		(955,629)		(1,841,335)		(1,132,436)		(1,274,035)
Proceeds from sales of premises and equipment		167,963		323,636		180,988		176,340
Software purchases under INNOVA project		(27,760)		(53,489)		(94,459)		(129,699)
Net cash used in investing activities		(1,726,849)		(3,327,345)		(594,310)		(519,572)
Cash flows from financing activities:
Increase (Decrease) in overnight funds		547,550		1,055,036		(1,909,165)		(47,902)
Increase (Decrease) in interbank borrowings		2,540,882		4,895,848		(1,857,441)		2,131,319
Placement of long-term debt		384,883		741,605		2,869,462		5,087,562
Payment of long-term debt		(573,747)		(1,105,513)		(674,106)		(745,688)
Issuance of preferred shares		-		-		1,651,917		-
Dividends paid		(328,002)		(632,004)		(583,421)		(526,773)
Net cash provided by (used in) financing activities		2,571,566		4,954,972		(502,754)		5,898,518

Increase in cash and cash equivalents		3,577,748		6,893,712		709,392		1,439,852
Effects of exchange rate changes on cash and cash equivalents		179,485		345,837		(269,292)		134,111

Cash and cash equivalents at beginning of year		4,239,656		8,169,097		7,728,997		6,155,034
Cash and cash equivalents at end of year	USD	7,996,889	COP	15,408,646	COP	8,169,097	COP	7,728,997
Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest		1,575,266		3,035,269		2,768,618		1,941,177
Income taxes		183,831		354,211		215,025		352,065
Supplemental schedule of noncash financing activities:
Exchange offering of subordinated notes (3):
Aggregate principal amount tendered and accepted		-		-		(360,736)		-
Aggregate principal amount issued		-		-		409,263		-

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1) See note 2(c ) and 2 (d)

(2) See note 2(n)

(3) See note 22

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

As of December 31, 2013, Bancolombia S.A only has an agency in Panama City, Panama, due to the wind-down process of Bancolombia’s Miami Agency that took place in 2013. This decision was mainly based on the strategy to focus the Bank’s international operations on other markets

The consolidated financial statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and other entities in which the Bank holds, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”). The consolidated financial statements are submitted to the Bank’s Stockholders meeting, but dividends are declared and paid to stockholders based on net income from the previous year based on the unconsolidated financial statements. Pursuant to requirements established by the Superintendency of Finance (the “SFC”) the Bank must prepare the consolidated financial statements without consolidating non-financial subsidiaries.

Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

Entity	Location	Business	Participation Percentage Dec-2013	Participation Percentage Dec-2012
Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100.00	100.00
Fiduciaria Bancolombia S.A.	Colombia	Trust	98.81	98.81
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00	100.00
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00	100.00
Compañía de Financiamiento Tuya S.A.	Colombia	Financial services	99.99	99.99
Factoring Bancolombia S.A. Compañía de Financiamiento (1)	Colombia	Financial services	100.00	100.00
Patrimonio Autónomo Cartera LBC	Colombia	Loan management	100.00	100.00
Renting Colombia S.A.	Colombia	Operating leasing	100.00	100.00
Transportempo S.A.S.	Colombia	Transportation	100.00	100.00
Valores Simesa S.A.	Colombia	Investments	67.54	67.54
Inversiones CFNS S.A.S.	Colombia	Investments	99.94	100.00
CFNS Infraestructura S.A.S.	Colombia	Investments	99.94	100.00
BIBA Inmobiliaria S.A.S. (Formerly Inmobiliaria Bancol S.A.)	Colombia	Real estate broker	100.00	98.96
Vivayco S.A.S.	Colombia	Portfolio Purchase	74.95	75.00
Uff Móvil S.A.S.	Colombia	Mobile network operator	74.95	69.42
FCP Fondo Colombia Inmobiliario S.A. (2)	Colombia	Real estate broker	50.28	49.79
Bancolombia Panamá S.A. (3)	Panama	Banking	100.00	100.00
Valores Bancolombia Panamá S.A.	Panama	Securities brokerage	100.00	100.00
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100.00	100.00
Suvalor Renta Variable Colombia S.A.	Panama	Collective investment fund	100.00	100.00
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00	100.00
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective investment fund	100.00	100.00
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00	100.00
Banagrícola S.A.	Panama	Investments	99.16	99.16
Banistmo S.A. (4)	Panama	Banking	98.12	-
Banistmo Investment Corporation S.A. (4)	Panama	Trust	98.12	-
Financiera Flash S.A. (4)	Panama	Financial services	98.12	-
Grupo Financomer S.A. (4)	Panama	Financial services	98.12	-
Leasing Banistmo S.A. (4)	Panama	Leasing	98.12	-
Seguros Banistmo S.A. (4)	Panama	Insurance company	98.12	-
Securities Banistmo S.A. (4)	Panama	Purchase and sale of securities	98.12	-
Banistmo Capital Markets Group Inc (4)	Panama	Purchase and sale of securities	98.12	-
Anavi Investment Corporation S.A. (4)	Panama	Real estate broker	98.12	-
Williamsburg International Corp. (4)	Panama	Real estate broker	98.12	-
Van Dyke Overseas Corp. (4)	Panama	Real estate broker	98.12	-
Desarrollo de Oriente S.A. (4)	Panama	Real estate broker	98.12
Bien Raices Armuelles S.A. (4)	Panama	Real estate broker	98.12	-
Steens Enterprises S.A. (4)	Panama	Portfolio holder	98.12	-
Ordway Holdings S.A. (4)	Panama	Real estate broker	98.12	-
Inversiones Castan S.A. (4)	Panama	Real estate broker	98.12	-
Financomer S.A. (4)	Panama	Financial services	98.12	-
Banistmo Asset Management Inc (4)	Panama	Purchase and sale of securities	98.12	-
M.R.C Investment Corp. (4)	Panama	Real estate broker	98.12	-
Inmobiliaria Bickford S.A. (4)	Panama	Real estate broker	98.12	-
Banco Agrícola S.A.	El Salvador	Banking	97.35	97.35
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.35	97.35
Credibac S.A. de C.V.	El Salvador	Credit card services	97.35	97.35
Valores Banagricola S.A. de C.V.	El Salvador	Securities brokerage	98.89	98.89
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89	98.89
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100.00	100.00
Capital Investments SAFI S.A.	Peru	Trust	100.00	100.00
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100.00	100.00
Leasing Perú S.A.	Peru	Leasing	100.00	100.00
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81	98.81
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100.00	100.00
Suleasing International USA, Inc.	USA	Leasing	100.00	100.00
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00	100.00
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16	99.16
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16	99.16

(1)	In April 2014, the Bancolombia S.A. board of directors approved the acquisition of all of the assets and liabilities of Factoring Bancolombia, its wholly owned subsidiary. Closing of the transaction will be subject to the approval of the SFC. The consideration amount to be paid by Bancolombia S.A. will be determined based on the value of the assets and liabilities of Factoring Bancolombia on the closing date.

(2)	In October, 2013, Bancolombia S.A., increased its participation in the FCP Fondo Colombia Inmobiliario S.A., from the 49.79% to the 50.28%.
(3)	In October, 2013, Bancolombia Panama S.A., a Bancolombia S.A. subsidiary, acquired 40% of the common shares and with voting rights of the Grupo Agromercantil Holding S.A., owner of the Conglomerado Financiero Agromercantil Guatemala.
(4)	In October, 2013, Bancolombia S.A., acquired 100% of the common shares and voting rights and 90.1% of preferred shares of HSBC Bank (Panama) S.A., which changed its name to Banistmo S.A., the operation included the Panamanian subsidiaries.

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

(b) Translation of Foreign Currency Transactions and Balances

Translation of financial statements in foreign currency

The balance sheet accounts are converted to Colombian pesos using the exchange rate applicable at the end of the year (except equity accounts which are translated at the historical exchange rate). The exchange rate at December 31, 2013 and December 31, 2012 were COP 1,926.83 and COP 1,768.23 per USD 1, respectively. For income accounts the average exchange rate was used. The average exchange rate for the periods ended December 31, 2013 and 2012 were COP 1,868.90 and COP 1,798.23 per USD 1, respectively. Exchange differences originated in balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the consolidated statements of Stockholders’ Equity and the exchange differences originated in the consolidated statements of operations accounts are recorded as “Foreign exchange gain (loss)” in the Consolidated Statements of Operations.

Transactions in foreign currency

Transactions and balances in foreign currencies are converted by the Bank and its Subsidiaries to Colombian pesos using the exchange rates applicable on the corresponding dates when the transactions were originated, as established by the SFC. The exchange rates at December 31, 2013 and December 31, 2012 are those stated above.

Exchange rate differences arising from adjustments and remeasurements of assets and liabilities denominated in foreign currencies are recorded in the Consolidated Statements of Operations.

(c) Convenience Translation to U.S. Dollars

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of COP 1,926.83 per USD 1, which corresponds to the representative market rate calculated on December 31, 2013 the last business day of the year (the “Representative Market Rate”).  The Representative Market Rate is computed and certified by the SFC, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to deal in foreign exchange transactions (including Bancolombia S.A.). This translation may not be construed to represent that the Colombian peso amounts represents or have been, or could be converted into, U.S. Dollars at that or any other rate. For further details about the consolidated foreign currency assets and liabilities converted into U.S. Dollars, see Note 3 “Transactions in Foreign Currency”.

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

(f) Real Value Unit Rate (UVR)

The operations that the Bank carries out with regard to mortgage loans linked to the “Unidad de Valor Real” (the “Real Value Unit” or “UVR”) are adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2013 and 2012, were COP 207.8381 and COP 204.2017, respectively. The UVR rate corresponds to the monthly variance of the Indice de Precios al Consumidor (the “IPC” or “Colombian Consumer Index Price”) during the calendar month immediately prior to the month for which the UVR rate is being calculated. In light of the above, the annualized UVR rate increased at December 31, 2013 and 2012 by 1.78% and 2.9%, respectively.

(g) Money Market Operations.

Include funds sold and securities purchased under agreements to resell and funds purchased and securities sold under agreements to repurchase (“Repos”).

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

Available for Sale Securities

These are investments which do not fall into either of the above classifications, for which the investor has the stated intention and legal, contractual, financial and operational capacity to hold the investments for at least six months from the date of classification. Investments intended to be held for less than six months are classified as trading securities.

The SFC issued the External Circular 033 of 2013 with the purpose to place the minimum period of time for which a security classified as available for sale must be held by the entity before carrying out its intended sale or re-classification. According to the External Circular 033, the entity must re-classify, when necessary, the available for sale security into the other classifications the following day after the minimum period of time has lapsed, otherwise the security falls into the available for sale classification for another six months. Before the issuance of this External Circular, the minimum period of time that an entity was required to hold the investment was at least one year from the date of classification. The extension introduced by the aforementioned guidance had no impact on the Bank’s financial statements.

This classification also covers equity investments with low market liquidity or those with no quoted price.

2. Investment Valuation

Initial recognition of investment

All investment securities are initially recorded at their purchase cost.

Subsequent measurement

Subsequent measurement is recorded as follows:

2.1. Debt Securities Denominated in Local Currency

Trading securities are valued daily at fair value and the result is recorded daily. The Bank uses the fair value of trading and available for sale debt securities provided by the price provider authorized by the SFC. These prices are calculated and published daily.

Held to maturity investments and unquoted securities at the valuation date are valued at amortized cost based on their internal rate of return calculated on the purchase date.

External Circular 050 of 2012, related to investment valuation techniques using a price providers approach applicable for entities governed by the SFC, entered into force in 2013. Due to the changes introduced by the new criteria, this affected the Bank’s statement of operations by COP 19,072 as a gain on valuation of derivatives.

2.2 Securities Denominated in Foreign Currency or in UVR

Whenever the fair value of securities denominated in a foreign currency or UVR is not provided by the price provider authorized by the SFC, the fair value of those securities must be initially determined in such currency or in UVR by using reference rates and margins provided by Bloomberg and other price providers in accordance with international market ordinary transactions.

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

2.3 Equity Securities

External Circular 100 of 1995 issued by the SFC provides that investments should be valued on a daily basis; however, in the case of investments in equity shares with little or low market liquidity, or that are not listed on the stock exchange, the valuation is based on the financial statements of the issuer. The Bank records the valuation of these investments on a monthly basis:

a)	Listed equity securities on the Colombia Stock Exchange are valued at prices published by authorized entities. In the absence of a price calculated for the day on which these investments are valued, the last known valuation price is used. For low volume trading securities the Bank uses the method described below in section b.

b)	Non-listed equity securities are initially valued at their purchase cost and the valuation is increased or decreased based on the investor’s share in all subsequent changes in the issuer’s equity. For this purpose, the issuer’s equity is calculated based on the latest certified financial statements released by the issuer that have been issued no longer than six (6) months prior to the date of determination.

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

Banco Agricola S.A. and Banistmo use an internal model to calculate the Probability of Default duly authorized by the SFC.

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

SMMLV means the effective legal minimum monthly salary (Salario Mínimo Mensual Legal Vigente). In 2013, the effective SMMLV in Colombia was COP 589,500 (in pesos).

Consumer loans

MATRIX A
Rating	Vehicles	Others	Credit Cards
AA	0.97%	2.10%	1.58%
A	3.12%	3.88%	5.35%
BB	7.48%	12.68%	9.53%
B	15.76%	14.16%	14.17%
CC	31.01%	22.57%	17.06%
Default	100.00%	100.00%	100.00%

MATRIX B
Rating	Vehicles	Others	Credit Cards
AA	2.75%	3.88%	3.36%
A	4.91%	5.67%	7.13%
BB	16.53%	21.72%	18.57%
B	24.80%	23.20%	23.21%
CC	44.84%	36.40%	30.89%
Default	100.00%	100.00%	100.00%

In accordance with the instructions issued by the SFC and due to the cumulative phase that took place during the years 2013 and 2012, the Bank used matrix B in order to calculate its individual current credit risk (pro-cyclic).

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

Commercial loans

Collateral	LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Guarantees not accepted as collateral	55%	0	100%	1 onwards
Financial collateral: FNG and FAG (1)	12%	0-359	70%	360-539	100%	540 onwards
Real estate – commercial and residential	40%	0	60%	1-89	80%	90-209	100%	210 onwards
Assets leased in leasing agreements	45%	0	90%	1-89	100%	90 onwards
Other collaterals	50%	0	90%	1-89	100%	90 onwards
Rights in trust guarantees and others	45%	0	60%	1-89	80%	90-209	100%	210 onwards
Without collateral or not accepted for local purposes	55%	0	100%	1 onwards

Consumer loans

Collateral	LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Guarantees not accepted as collateral	75%	0	90%	1-29	90%	30-89	100%	90 onwards
Financial collateral: FNG and FAG (1)	12%	0- 359	70%	360-539	100%	540 onwards
Real estate – commercial and residential	40%	0	80%	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements- real estate	35%	0	80%	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements – other than real estate	45%	0	85%	1-29	90%	30-89	100%	90 onwards
Other collaterals	50%	0	85%	1-29	90%	30-89	100%	90 onwards
Rightsin trust guarantees and others	45%	0	80%	1-29	90%	30-89	100%	90 onwards
Without collateral or not accepted for local purposes	75%	0	90%	1-29	90%	30-89	100%	90 onwards

(1)	Collateral provided to the clients by local government entities named:

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

Mortgage Residential Loans and Small Business Loans

In compliance with instructions issued by the SFC for mortgage residential and small business loans, the Bank must maintain at all times individual allowances corresponding to minimum percentages, which might differ if the loan has any collateral. Up to 70% of the collateral value is considered to repay the principal. There is no reference model issued for this type of loan.

The tables set forth below show the percentages applied on collateral for maintaining individual allowances according to the instructions issued by the SFC:

For Small Business Loans

Past-due	Percentage
0 – less than 12 months	70%
More than 12 months – less than 24 months	50%
More than 24 months	0%

For Mortgage Residential Loans

Past-due	Percentage
0 – less than 18 months	70%
More than 18 months – less than 24 months	50%
More than 24 months – less than 30 months	30%
More than 30 months – less than 36 months	15%
More than 36 months	0%

Allowances are calculated based on the following matrix authorized by the SFC:

	Mortgage Residential Loans
Risk Rating	Principal outstanding
	With Collateral	Without Collateral	Accounts receivables
A – Normal	1%	1%	1%
B – Acceptable	2.20%	3.20%	100%
C – Appreciable	60%	60%	100%
D – Significant	100%	100%	100%
E – Unrecoverable	100%	100%	100%

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

General Allowance

According to SFC rules, the Bank records a general provision corresponding to 1% of the total value of mortgage residential and small business loans. The general provision is updated on a monthly basis according to the increases or decreases in the loan portfolio. The general provision may also be increased if approved by the general stockholders’ at the annual meeting.

Other provisions

The Bank and its subsidiaries Factoring Bancolombia S.A., Leasing Bancolombia S.A. and Tuya S.A. also record other allowances for specific clients in addition to minimum allowances required by the SFC, bearing in mind specific risk factors affecting clients, including macroeconomic, industry and any other factors that could indicate early impairment.

At December 31, 2013, and 2012 additional allowances were as follows:

Type of Loan	2013		2012
Commercial	COP	385,249	COP	338,391
Consumer		138,200		88,013
Mortagage		5		6
Small Business Loans		1,285		2,155
Total	COP	524,739	COP	428,565

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

The Bank may also retain beneficial interests in the form of the securities issued by the SPE, and through servicing fees on the securitized receivable. The securitized loans may be serviced by the Bank or by third parties. Currently, when acting as the servicer, the Bank is responsible for granting concessions to the debtors of the securitized loans and to perform the best effort to sell the foreclosed assets in favor of the structuring.

According to the SFC regulations any residual beneficial interest retained by the Bank in a securitization process must be recorded as a held to maturity investment in an amount equal to the value established for the beneficial interest in the balance sheet of the SPE created for such purpose. Before 2008 residual beneficial interests were not recognized. As a result, the Bank recognized residual beneficial interests in 2013, 2012 and 2011 in investment securities increasing income amounting to COP 3,744, COP 43,233 and COP 18,692, respectively.

(j) Derivatives

Derivatives are defined as agreements between two parties to purchase or sell financial instruments at a future date or agreements where the underlying is an index listed on a stock exchange, currency or commodity. The Bank enters into derivative transactions only to facilitate customer business or for hedging purposes, in forwards, options or swaps where the underlying are exchange rates, interest rates and securities. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Financial futures and forward settlement contracts are agreements to buy or sell a quantity of a financial instrument (including another derivative financial instrument), index, currency or commodity at a predetermined rate or price during a period or at a date in the future. Futures and option contracts are standardized agreements for future delivery, traded on exchanges that typically act as a platform.

The Bank recognizes all of its derivatives instruments on its balance sheet as either assets or liabilities depending on the rights or obligations under the derivatives contracts. Derivatives not designated as hedging instruments are measured at fair value, and all changes in the fair value are recognized in the consolidated statements of operations. Before the External Circular 052 of 2012 took effect in 2013, the changes in the fair value of swap contracts on day one were deferred and recognized in the consolidated statements of operations on a straight line basis during the life of the contract. The Bank has recognized COP 11,980 in earnings as result of the adoption of the External Circular 052 of 2012. Changes in fair value of derivatives designated as fair value hedges are recorded in earnings, and changes in fair value of derivatives designated as cash flow hedges are recorded in equity as “unrealized gains and losses”.

For derivatives designated as hedging instruments, the Bank duly documents at inception the relationship between hedging instruments and hedged items, the risk management objectives and hedging strategies, which are previously approved by the Risk Management Committee as the body designated by the Board of Directors.

Fair value hedges are used by the Bank, through its Panamanian subsidiary, Banistmo, to protect against changes in the fair value of investment securities that are attributable to interest rate variability. Cash flow hedges are used mainly to reduce the variability in cash flows of deposits issued by Banistmo caused by interest rate changes.

The Bank asses at the inception of the hedge and on a monthly basis during its life, whether the hedge used in the transaction is expected to be highly effective (prospective effectiveness), and considers the actual effectiveness of the hedge on an ongoing basis (retrospective effectiveness). For a hedging relationship to be considered effective, the actual results of the hedge need to be within a range of 80%-100%. The Bank discontinues the hedge accounting when it is considered that the derivative is not expected to be or has ceased of being highly effective as a hedge. When hedge accounting for a fair value hedge is terminated the previous adjustments related to the changes in fair value of the hedged item are subsequently recorded in earnings in the same manner as other components of the carrying amount of that asset. When a derivative instrument in a cash flow hedge is terminated, related adjustments recorded in ‘unrealized gains and losses’ are reclassified into earnings in the same periods in which the hedged forecasted transaction affects earnings.

Derivative fair value measurements are established as follows:

Forward Contracts

The fair value of forward contracts is determined using the methodology established by the price provider and approved by the SFC, using the quoted forward price points published by authorized pricing providers that represent a major portion of market liquidity.

Future Contracts

The fair value of future contracts is determined using the quoted price at the valuation date that is provided by the price provider authorized by the SFC.

Swap Contracts

The fair value of swap contracts is determined using the discounted cash flow method approved by the SFC at the interest rates applicable for each flow. The valuation process depends on significant inputs that are provided by the authorized price provider. Counterparty credit risk on the swap is not included in the valuation process.

Option Contracts

When available, the fair value at the valuation date is determined by the quoted price. For unquoted operations, the fair value of option contracts is determined using the Garmen-Kollhagen method, which is an extension of the Black-Scholes/Merton method.

Spot Transactions

These are transactions that are recorded with a term for their respective clearance equal to the date on which the transaction is recorded or up to three business days beginning on the day after the transaction was completed.

Basis of presentation

For purposes of presentation of the Consolidated Balance Sheet, the Bank does not offset derivative assets and liabilities and cash collateral held, for cases where the fair value of the right is greater than the fair value of the obligation, the derivative is recognized as an asset, otherwise is recognized as a liability.

k) Foreclosed Assets

The Bank records foreclosed assets using the following criteria:

•	Foreclosed real estate is recognized at the amount specified in the foreclosure appraisal or at the price that both parties have agreed on the basis of a valuation by reference to market evidence of transaction prices for similar properties.

•	If the amount recognized in the contract for the foreclosed asset is more than the balance of the loan outstanding, that difference is recorded as accounts payable to the debtor. If such amount is insufficient to cover the outstanding loan, the difference must be immediately recorded on the consolidated statements of operations as a non-operating expense.

•	Other assets received in payment corresponding to investment securities are valued by applying the criteria indicated in the investment securities accounting policy, unless the provision of the foreclosed asset is equal to 100% of its book value.

•	Profits on credit sales of foreclosed assets are deferred over the life of the credit and are recognized on a cash basis; losses are recognized in the consolidated statements of operations.

•	When subsequent to the initial measurement the fair value of the asset is lower than its book value, a provision for the difference is recorded in the consolidated statements of operations.

•	Reappraisals of foreclosed assets are recorded as memorandum accounts.

Legal Term for the Sale of Foreclosed Assets

Financial institutions must sell the foreclosed assets by a date no later than two years after the foreclosure date.

Impairment of Foreclosed Assets

The SFC requires that a bank records a provision equal to a percentage of the carrying value of the asset before the legal term for the sale expires, considering a percentage equal to 60% for real estate and 70% for other foreclosed assets. This provision must be recorded in straight-line monthly installments within the two years following the bank’s receipt of the asset. Once this legal term for sale has expired, the provision must be increased to 80% and 100%, respectively. If an extension of the permitted term to sell the asset is granted by the SFC, the increase in the provision may be recorded on a monthly basis within the new term.

Also, it is the Bank’s policy, in the case of real estate foreclosed assets that remain for more than five years in the Bank’s possession to increase the provision up to 100% of its book value and for other foreclosed asset the Bank record a provision equal to 100% of its book value at the time of receipt. Foreclosed assets under commitment agreements to sell are excluded from this practice.

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

Deferred Charges

•	The discount on the issuance of long-term debt is amortized over the term of the debt on a straight-line basis.

•	Contributions and memberships are amortized over the period prepaid.

•	Deferred tax asset is recorded as deferred charges, as explained below in (s) Deferred income tax.

•	During the year 2013, the scope of the major project to renew the Bank’s technological infrastructure, named Innova, was redefined and the project is only focused on the development of technological support for the credit / debit cards operations and the ‘core’ business transactions. The viability of the project and the capacity of the internally developed software to generate future economic benefits that will flow to the Bank are assessed periodically, and when those criteria are not met, related costs are recorded as expense as they are incurred. Accounting guidelines in the case of the redefined Innova project are as follows:

(a)	Software licenses and fees and other payments that directly relate to software development are deferred and then amortized over a period of 36 months, from the date when the software begins to be used in the Bank’s operations. The fee invoices that amounted to less than COP 50 have been recognized as an expense on an accrual basis.

(b)	Payroll for employees directly associated with the project is recorded as an expense on an accrual basis.

(c)	The fees not directly related to software development and other indirect costs (gap analysis, training, replacing internal resources, etc) are recorded as an expense on an accrual basis.

•	Software licenses and fees and other payments greater than COP 120 that directly relate to software development, other than the Innova project, are deferred and then amortized over a period of 12 months, from the date when the software begins to be used in the Bank’s operations. Payments less than COP 120 are recorded as an expense in operations as expensed as incurred.

•	During 2010, new regulations required Colombian companies to calculate Equity tax only once for the next four years as of January 1, 2011 and payable in 8 semi-annual installments over four years without interest. The amount computed, was recorded as a deferred asset to be amortized against the balance of local special account named “Revaluation of equity” in the stockholders’ equity (which was originated when in the past companies recorded inflation adjustments) on a straight line basis over the four year period beginning with 2011, if the balance in this account is insufficient to cover the amount of the equity tax, the difference is recorded as expense in the consolidated statements of operations. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. During the year 2013, the parent company has amortized the remaining of the deferred amount against equity.

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

(p) Goodwill

The value of the goodwill acquired is determined once the Bank effectively obtains control over the acquired entity in an amount equal to the difference between the price paid and the net book value of the assets and liabilities acquired. Goodwill must be allocated to each of the business segments acquired and must be fully identified in the accounting records. In any case, there is no recognition of goodwill when the transaction is performed between parties under common control.

For purposes of the goodwill recorded in the acquisitions of Banagrícola and its subsidiaries, Banistmo and its subsidiaries and UFF Móvil, the goodwill is being amortized on a straight-line basis over 20 years since the Bank considers this method properly reflects the pattern in which the future economic benefits are expected to be received.

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

For goodwill denominated in foreign currency, the balance amount is converted to Colombian pesos using the exchange rate established by the SFC as indicated above in (b) Translation of Foreign Currency Transactions and Balances.

Goodwill allocated to a business segment is tested for impairment annually, comparing the fair value with the book value of the business segments. If the book value assigned is greater than its fair value, an impairment charge is recorded in earnings for the excess.

In October, 2013, Bancolombia S.A., acquired 100% of the common shares and voting rights and 90.1% of preferred shares of HSBC Bank (Panama) S.A., which changed its name to Banistmo S.A.

As result of the Banistmo’s acquisition, the Bank recorded goodwill amounting to USD 1,567,067, which is the difference between the price paid and the net book value of the assets and liabilities acquired under Colombian GAAP.

(q) Reappraisals of assets

This account records the excess over net book value of real estate properties and available for sale investments with a low trading volume in the market or for non-listed investments, with a credit to the “Reappraisal of Assets” account in the Stockholders’ Equity.

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

(t) Deferred Tax

Deferred tax assets or liabilities must be recorded for all temporary differences raised in the current period based on consolidated statement of operations when comparing the amount of recognized income and expenses for accounting and tax purposes concerning to investment securities, derivatives contracts, dividends declared pending to be paid, accrued expenses, among others, which involves a deferring for the income tax and the Impuesto sobre la renta para la equidad (‘CREE’). Deferred tax asset or liability is derecognized once the timing differences are reverted for the temporary differences.

(u) Impuesto sobre la renta para la equidad (‘CREE’)

Law 1607 of 2012 introduced the Impuesto sobre la Renta para la Equidad (“CREE”), which must be calculated annually for companies and individuals subject to income tax under the Colombian tax regulatory regime. All events capable of increasing the entity’s net assets must be consider as an event to be taxed under the CREE criteria. The basis to determine the taxable income for CREE may include all the gross income recognized during the year that increased the entity’s net assets, except for occasional income and non-taxable income.

The taxable income for CREE is calculated based on ordinary taxable income, limiting some deductions such as donations, contributions made to voluntary funds, performing premises and equipment purchased during the year, compensation of tax loss carryforwards, among others.

The minimum basis to determine the taxable income for CREE for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year.

(v) Legal Retirement Pensions

Under Colombian law, employee pension obligations are managed as a defined contribution. Retirement pension liabilities are calculated on an actuarial basis, considering economic and demographic assumptions such as salary increases, cost of living adjustment, mortality and disability. The Bank’s pension liability as of December 31, 2013 and 2012 was fully amortized.

(w) Estimated Labor Liabilities

Other legal estimated labor liabilities are recorded based on applicable legislation and current labor agreements.

In addition to legal benefits, the Bank grants to its employees other benefits such as retirement and seniority bonuses. Both liabilities are calculated on an actuarial basis, accrued and recognized in the consolidated statements of operations.

(x) Long-Term Debt

Long-term debt consists of bonds issued by the Bank, which are recognized at amortized cost.

The discount on issuance of bonds is recognized as deferred charge and amortized using the straight-line method over the maturity period.

(y) Other Accrued Expenses

The Bank records provisions to cover estimated liabilities, such as fines, sanctions, litigation and lawsuits, provided that the Bank has acquired a right, and therefore has an obligation; and the liability is probable, justifiable, quantifiable and verifiable.

This account also records estimates for taxes and labor expenses calculated as indicated above.

(z) Additional paid-in capital

Additional paid-in capital consists of the excess paid by an investor over the par-value price of a stock issued. For the public offerings of preferred shares offered by the Bank exclusively outside of Colombia in the form of American Depositary Shares (“ADSs”), the discount contained in an underwriting agreement and other cost of issuance are recognized as a deduction from the additional paid-in capital.

(aa) Other Income, Costs and Expenses

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

(ab) Memorandum Accounts

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

If this evaluation reveals the probability that a loss has occurred and the amount of the liability can be estimated, then this is duly recorded in the financial statements. If the evaluation reveals that a potential loss is not probable, or the outcome either is uncertain or probable but the amount of the loss cannot be estimated, then the nature of the corresponding contingency is disclosed in a note to the financial statements along with the probable estimated range of the loss. Loss contingencies that are estimated as being remote are not disclosed, except when disclosure of a remote contingency is required by a regulator.

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

(ac) Net Income per Share

To determine net income per share, the Bank uses the weighted average of Preferred and Common Shares outstanding during the accounting period. During the years ended on December 31, 2013 2012 and 2011, the Bank’s weighted average of Preferred and Common Shares outstanding were 851,827,000, 845,531,918 and 845,531,918, respectively.

(ad) Insurance Liabilities

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

(ae) Business Combinations

Business combinations are recorded as follows: (i) the assets acquired and the liabilities assumed are recorded at book value, (ii) the consolidated statements of operations of the acquiring company for the period in which a business combination occurs includes the income of the acquired company arising subsequent to the date of combination, and (iii) the costs directly related to the purchase business combination are not considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by Bank management.

(af) Convergence of accounting standards by Colombian financial institutions.

In July 2009 Congress approved Law 1314 of 2009, which introduced changes in the accounting, audit and information disclosures with the aim of converging with “International Financial Reporting Standards – IFRS”, although current regulations could differ in certain subjects from those in other countries. On December 29, 2012, Colombian Ministry of Trade, Industry and Tourism issued the Decree 2784 regulating the technical framework to be applied by public entities and issuers of securities.

The technical framework is based on the IFRS and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and by the Standing Interpretations Committee (SIC) related interpretations, as translated in Spanish at December 1, 2012, by the International Accounting Standard Board (IASB).

Furthermore, Decree 2784 modified by Decree 3024 of 2013, establishes that the transition period takes place during year 2014, and all the entities are required to prepare the opening balance sheet under IFRS at January 1, 2014. Accounting regulations based on the new framework are effective for annual and interim fiscal years beginning after December 31, 2014.

During the year 2014, the transition period, entities must keep records of their financial situation under the new regulation established by Decree 2784 as well as under the current Colombian GAAP.

In accordance with Decree 2784 of 2012, during year 2013, the entities must have prepared an implementation program approved by the Board of Directors, specifying the major milestones and the key personal required for running and overseeing the convergence process.

For the year ending at December 31, 2014, entities must prepare their financial statements under the current framework established by the Decrees 2649 and 2650 of 1993. Entities are required to prepare the comparative financial statement under the new regulation established by Decree 2784 of 2012 from the year ending at December 31, 2015 onwards.

(3) Transactions in Foreign Currency

Colombian regulations define the limit on the amount of foreign-currency assets and liabilities as 20% of the Bank’s Technical Capital. As of December 31, 2013 and 2012, the Bank was in compliance with these regulations.

Substantially all foreign currency holdings are in U.S. Dollars. The consolidated foreign currency assets and liabilities of the Bank at December 31, 2013 and 2012, converted to USD based on exchange rates in effect at the respective balance sheet dates, were as follows:

	2013		2012

Assets:
Cash and due from banks	USD	2,346,066	USD	1,535,023
Funds sold and securities purchased under agreements to resell		1,064,229		323,515
Investment securities		1,943,769		1,381,185
Loans, net		14,049,812		8,980,925
Customers’ acceptances and derivatives		(567,168)		(3,669,142)
Accounts receivable		296,825		130,295
Premises and equipment, net		202,539		103,391
Goodwill(1)		1,851,259		321,596
Other assets		587,106		290,553
Total foreign currency assets	USD	21,774,437	USD	9,397,341
Liabilities:
Deposits		12,173,012		6,556,833
Bank acceptances outstanding and derivatives		82,761		(3,237,743)
Borrowings from development and other domestic banks		18,720		32,443
Interbank borrowings		4,087,954		1,020,040
Long term-debt		3,970,753		4,002,558
Other liabilities		824,150		284,043
Total foreign currency liabilities		21,157,350		8,658,174
Net foreign currency asset position	USD	617,087	USD	739,167

(1)	As a result of the recent acquisition of Banistmo and its subsidiaries (formerly HSBC Bank Panama), the Bank has increased its goodwill related to its foreign currency operations.

At December 31, 2013 and 2012, the net foreign exchange proprietary trading assets amounted to USD 189,937 and USD 159,067 respectively, which meet the legal requirements.

At December 31, 2013, the participation in the consolidated assets and liabilities in foreign currency of foreign subsidiaries represents 71.16% and 68.17% respectively, and for the year ended at December 31, 2012, 75.64% and 74.82%, respectively.

(4) Cash and Due from Banks

The balances of cash and due from banks consisted of the following:

	2013		2012

Colombian peso denominated:
Cash	COP	2,951,173	COP	2,924,600
Due from the Colombian Central Bank		3,899,251		1,424,925
Due from domestic banks		54,340		73,768
Remittances of domestic negotiated checks in transit		3,122		7,178
Allowance for cash and due from banks		(916)		(729)
Total local currency denominated		6,906,970		4,429,742

Foreign currency denominated:
Cash		341,050		178,935
Due from the Colombian and El Salvador Central Bank		742,130		583,959
Due from foreign banks		3,303,144		1,856,232
Remittances of foreign negotiated checks in transit		143,468		95,174
Allowance for cash and due from banks		(9,321)		(27)
Total foreign currency denominated(1)		4,520,471		2,714,273
Total cash and due from banks	COP	11,427,441	COP	7,144,015

(1)	As a result of the recent acquisition of Banistmo (formerly HSBC Bank Panama) and its subsidiaries, the Bank has increased its cash and due from Banks in COP 2,588,114 for the year 2013.

(5) Investment Securities

Investments in trading securities consisted of the following:

	2013		2012

Trading Securities

Colombian peso denominated:
Colombian government	COP	5,609,704	COP	5,582,574
Government entities		44,545		29,559
Financial institutions		304,985		365,234
Corporate bonds		91,443		59,899
Equity securities		170,371		315,325
Total local currency denominated		6,221,048		6,352,591

Foreign currency denominated:
Colombian government		107,462		179,074
Foreign governments		360,053		124,361
Financial institutions		2,805		65,280
Corporate bonds		16,700		86,831
Equity securities		241,616		11,766
Total foreign currency denominated		728,636		467,312
Total trading securities		6,949,684		6,819,903
Allowance for trading securities		-		(1,271)
Total trading securities, net	COP	6,949,684	COP	6,818,632

The foreign currency denominated securities issued or secured by the Colombian Government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 2.79% and 2.27% for 2013 and 2012, respectively.

Investments in available for sale securities consisted of the following:

Available for sale - Debt securities	2013		2012

Colombian peso denominated:
Financial institutions	COP	276,700	COP	461,677
Total local currency denominated		276,700		461,677

Foreign currency denominated:
Colombian government		58,719		57,816
El Salvador Central Bank		24,585		69,035
Government entities(1)		59,251		58,400
Foreign governments(2)		1,253,765		561,018
Financial institutions		86,180		202,845
Corporate bonds		-		19,033
Other		43,944		26,218
Total foreign currency denominated		1,526,444		994,365
Total Available for sale - Debt securities		1,803,144		1,456,042
Valuation allowance for available for sale securities		(3,466)		(11,148)
Total available for sale securities, net	COP	1,799,678	COP	1,444,894

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

(2) Due to the recent acquisition of Banistmo and its subsidiaries, the Bank has increased significantly its position in securities issued by the Republic of Panama, which reached COP 781,964 for the year 2013.

The Bank received proceeds from sales of COP 1,949,181 and COP 1,768,227 of available for sale debt securities during the years ended December 31, 2013 and 2012, respectively.

	Participation percentage at December 31, 2013	2013		Participation percentage at December 31, 2012	2012
Available for sale - equity securities

Grupo Agromercantil Holding(1)	40.00%	COP	418,286	-	COP	-
Sura Asset Management S.A. (Colombia) (2)	3.65%		283,289	-		-
Sura Asset Management España S.L. (2)	-		-	4.13%		262,173
Grupo Odinsa S.A.	13.50%		196,416	13.50%		197,946
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	20.58%		86,993	20.58%		86,993
Inversiones Inmobiliaria Arauco Alameda (3)	22.50%		62,536	22.50%		51,781
EPSA S.A. ESP	1.96%		62,343	1.96%		62,343
Bolsa de Valores de Colombia	8.63%		34,165	8.63%		45,269
Avefarma S.A.S.	21.00%		20,423	21.00%		20,423
Titularizadora Colombiana S.A.	21.25%		14,743	21.25%		14,743
TELERED (4)	15.00%		11,670	-		-
CIFI (Corporación para el financiamiento y la infraestructura) (4)	9.26%		9,634	-		-
Panamerican Farmaceutical Holding INC	21.00%		7,322	21.00%		6,846
Concesiones CCFC S.A.	25.50%		7,223	25.50%		7,223
Enka de Colombia S.A.	6.60%		6,547	6.60%		5,615
Cadenalco S.A. Titularización	3.33%		5,296	3.33%		5,250
Depósito Centralizado de Valores de Colombia Deceval S.A.	13.59%		4,738	13.59%		4,738
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Banco Latinoamericano de exportaciones BLADEX S.A.	0.19%		1,791	0.20%		1,718
Concesiones Urbanas S.A. (5)	33.33%		1,037	33.33%		5,590
Other			29,402			26,118
Total equity securities		COP	1,268,250		COP	809,165

Valuation allowance for equity securities			(1,681)			-
Total equity securities, net		COP	1,266,569		COP	809,165

(1)	In October 2013, the Bank’s subsidiary, Bancolombia Panamá acquired 40.0% of the common stock of Grupo Agromercantil Holding S.A., a Panamanian company. Grupo Agromercantil Holding owns the Guatemalan financial conglomerate Agromercantil, which includes, among others, Banco Agromercantil BAM of Guatemala, Mercom Bank Ltd, an offshore bank based in Barbados, and Seguros Agromercantil of Guatemala. The transaction amounted to approximately USD 217,000.
(2)	In June 2013, the Bank's subsidiary, Banagrícola S.A. acquired 95,586 shares representing aproximately 3.65% of the outstanding shares of the company. The acquisition was completed through the exchange of 4,129 common shares of Sura Asset Management S.L. (España).
(3)	During the year 2013, the Bank’s subsidiary, Banca de Inversion Bancolombia increased its investment in Inversiones Inmobiliaria Arauco Alameda through capitalization for COP 10,755, corresponding to 1,075,500 common shares.
(4)	As a result of the Banistmo and its subsidiaries acquisition the Bank has acquired share voting rights in this company.
(5)	In March 2013, at the annual stockholders’ meeting the Management was called to initiate the wind-down and liquidation of some assets recognized in the Concesiones Urbanas’ balance sheet. As consequence, the Bank's participation in the subscribed and paid in capital has been decreased by COP 6,666 throughout the year 2013.

Dividends received from equity investments amounted to COP 63,007, COP 47,610 and COP 27,700 for the years ended December 31, 2013, 2012 and 2011, respectively.

The following equity securities are impaired and the Bank has recognized the impairment amounts:

	2013(1)
		Valuation
	Risk Category	Allowance

Adara Venture	C	COP	863
HSBC PIc Inc	A		416
SANEAL	A		402

		COP	1,681

(1)	As of December 31, 2013, the Bank recorded impairment allowances amounted to COP 1,681, related to the aforementioned equity securities held by its subsidiary Banistmo.

Investments in held to maturity securities consisted of the following:

	2013		2012
Held to Maturity Securities

Colombian peso denominated:
Colombian government	COP	268,981	COP	376,703
Government entities		1,743,790		1,249,017
Financial institutions		1,030,284		1,173,360
Corporate bonds		2,035		4,420
Total Colombian-Peso denominated		3,045,090		2,803,500

Foreign currency denominated:
El Salvador Central Bank		580,450		513,383
Government entities		25		113
Foreign governments		22,116		19,002
Financial institutions		120,455		73,177
Other		27,202		74,185
Total foreign currency denominated		750,248		679,860
		3,795,338		3,483,360
Valuation allowance for Held to Maturity securities		(5,479)		(1,740)
Total Held to Maturity securities, net	COP	3,789,859	COP	3,481,620

As of December 31, 2013 and 2012, the Bank pledged investments securities amounting to COP 445,652 and COP 119,132, respectively, as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

The following table summarizes the maturities and weighted average yields of the Bank’s investment debt securities as of December 31, 2013:

	As of December 31, 2013
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)

(COP million, except yields)
Securities issued or secured by:
Foreign currency-denominated:
Colombian government	87,041	2.04%	3,855	6.72%	75,262	3.46%	22	6.93%	166,180	2.79%
El Salvador Central Bank	605,036	0.14%	-	-	-	-	-	-	605,036	0.14%
Other government entities	-	-	8,650	4.99%	12,815	5.46%	37,811	3.52%	59,276	4.16%
Other financial entities	15,795	3.93%	144,473	3.04%	49,171	4.45%	-	-	209,439	3.44%
Foreign governments	844,797	2.99%	451,871	2.70%	256,582	3.79%	79,671	5.49%	1,632,921	3.15%
Others	2,927	3.37%	49,126	5.49%	35,502	5.01%	-	-	87,555	5.23%
Subtotal	1,555,596	1.84%	657,975	3.04%	429,332	3.96%	117,504	4.85%	2,760,407	2.58%

Securities issued or secured by:
Peso-denominated
Colombian government	1,434,384	4.11%	3,832,147	4.68%	170,235	6.70%	156,724	7.12%	5,593,490	4.66%
Other Government entities..	1,774,720	1.69%	8,338	8.41%	5,278	5.86%	-	-	1,788,336	1.74%
Other financial entities	185,665	4.17%	232,051	5.34%	550,073	8.05%	423,330	12.60%	1,391,119	8.47%
Others	10,627	5.07%	16,902	5.30%	32,675	6.04%	33,273	-	93,477	6.21%
Subtotal	3,405,396	2.86%	4,089,438	4.73%	758,261	7.65%	613,327	10.90%	8,866,422	4.68%
Securities issued or secured by:
UVR-denominated
Colombian Government.	117,052	0.04%	164,697	0.10%	3,446	3.43%	-	-	285,195	0.11%
Other financial entities	-	-	13,551	6.06%	152,114	4.72%	49,545	9.70%	215,210	5.95%
Subtotal	117,052	0.04%	178,248	0.55%	155,560	4.69%	49,545	9.70%	500,405	2.62%
Total (COP)	5,078,044		4,925,661		1,343,153		780,376		12,127,234

(1) Amounts are net of allowances for decline in value which amounted to COP 8,945 at December 31, 2013.

(2) Yield was calculated using the internal return rate (IRR) as of December 31, 2013.

(6) Loans and Financial Leases

Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the SFC, as follows:

December 31, 2013

Rating	Commercial		Consumer		Mortgage		Small business loans		Financial leases		Total
“A” Normal	COP	48,599,320	COP	14,682,044	COP	9,747,572	COP	455,077	COP	9,092,468	COP	82,576,481
“B” Acceptable		1,933,231		820,276		133,839		15,187		302,582		3,205,115
“C” Appreciable		851,942		396,068		219,977		9,639		112,879		1,590,505
“D” Significant		619,566		412,805		33,109		8,366		139,411		1,213,257
“E” Unrecoverable		359,460		290,697		161,433		28,498		34,096		874,184
Total loans and financial leases	COP	52,363,519	COP	16,601,890	COP	10,295,930	COP	516,767	COP	9,681,436	COP	89,459,542

December 31, 2012

Rating	Commercial		Consumer		Mortgage		Small business loans		Financial leases		Total
“A” Normal	COP	40,161,323	COP	11,173,081	COP	5,624,738	COP	294,399	COP	8,199,682	COP	65,453,223
“B” Acceptable		789,623		629,856		152,237		10,118		184,428		1,766,262
“C” Appreciable		737,201		244,513		74,472		5,700		117,714		1,179,600
“D” Significant		467,418		356,079		28,789		5,523		90,242		948,051
“E” Unrecoverable		310,095		177,132		77,588		18,851		57,877		641,543
Total loans and financial leases	COP	42,465,660	COP	12,580,661	COP	5,957,824	COP	334,591	COP	8,649,943	COP	69,988,679

Promissory notes documenting loans amounting to COP 1,809,043 and COP 1,124,726 at December 31, 2013 and 2012, respectively, have been duly endorsed to development banks, as required by applicable laws.

The following table represents a summary of troubled restructured loans:

	2013		2012

Performed by the Bank	COP	1,690,032	COP	1,261,050
Performed under local regulations		288,310		293,637
Interest and other receivables items		17,900		13,689
Trouble loans restructured		1,996,242		1,568,376
Allowances for loan losses		(669,676)		(509,423)
Troubled loans restructured, net	COP	1,326,566	COP	1,058,953

(7) Allowance for Loans, Financial Leases and Accrued Interest Losses

The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

	2013		2012		2011
Balance at beginning of period	COP	3,249,639	COP	2,812,582	COP	2,509,213
Allowance for loan losses for Banistmo and its subsidiaries at October 31,2013.(1)		327,877		-		-
Sale of Asesuisa S.A. and Asesuisa Vida S.A. (2)		-		(688)		-
Provisions for loan losses		2,717,954		2,344,265		1,796,873
Reversal of provisions		(1,391,434)		(1,192,067)		(972,251)
Charge-offs		(877,318)		(678,506)		(531,682)
Effect of changes in foreign exchange rates		38,812		(35,947)		10,429
Balance at end of year	COP	4,065,530	COP	3,249,639	COP	2,812,582
Ratio of charge-offs to average outstanding loans		1.13%		1.07%		0.99%
Recovery of charged-off loans	COP	231,396	COP	167,819	COP	244,141

(1)	See Note 1 Organization and Background.
(2)	Corresponds to allowance accounted for Asesuisa S.A. and Asesuisa Vida S.A. as of December 31, 2011. On September 27, 2012 the Bank transferred 97.03% of its shares of capital stock of Asesuisa.

Recoveries of charged-off loans are recorded separately in the consolidated statements of operations.

The following table sets forth the activity in the allowance for accrued interest losses:

	2013		2012		2011

Balance at beginning of year	COP	54,026	COP	43,644	COP	38,952
Provision for Banistmo and its subsidiaries at October 31, 2013.(1)		4,590		-		-
Provision		51,774		48,085		31,852
Charge-offs		(19,185)		(15,142)		(9,088)
Reversal of provisions		(27,885)		(22,067)		(18,133)
Effect of changes in foreign exchange rates		425		(494)		61
Balance at end of year	COP	63,745	COP	54,026	COP	43,644

(1) See Note 1 Organization and Background.

(8) Customers’ Acceptances and Derivatives

The Bank’s rights and commitments from customers’ acceptances and derivatives operations were as follows:

	2013		2012
Assets

Customer Acceptances	COP	38,589	COP	54,263

Derivative Assets
Spot Transactions		153		206
Future Contracts		-		11
Forward Contracts		75,923		116,966
Swaps		454,933		597,890
Options		32,811		13,678
Total Derivative Assets		563,820		728,751

Total Customer Acceptances and Derivative Assets	COP	602,409	COP	783,014

Liabilities

Customers Acceptances		38,589		54,263

Derivative Liabilities
Forward contracts		62,621		98,226
Swaps		314,099		422,839
Options		49,205		50,304
Total Derivative Liabilities		425,925		571,369

Total Customers Acceptances and Derivative liabilities	COP	464,514	COP	625,632

As a result of the recent acquisition of Banistmo and its subsidiaries (formerly HSBC Bank Panama), the Bank, through its subsidiary Banistmo, has entered into credit derivatives to manage its credit risk. Those derivatives are designated as hedging instruments to protect the Bank against changes in the fair value fluctuations of its subsidiary’s position in debt securities issued by the Panamanian Government (fair value hedge) and to protect against changes in the cash flows of its subsidiary’s deposit portfolio (cash flow hedge). The hedge effectiveness assessment is performed on a monthly basis consistently throughout the hedging relationship. For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value of the related hedged item concerning to the risk hedged, are reflected in the Statement of Operations. For cash flow hedge, the changes in value of the hedging derivative are reflected in Unrealized gains and losses in the Bank’s stockholders’ equity, as long as the hedge is effective. For additional information on the Bank’s hedging derivatives, see Note 2 “Summary of Significant Accounting Policies”.

(9) Accounts Receivable

Accounts receivable consisted of the following:

	2013(1)		2012(1)
Balance in favor on credit card clearing house	COP	512,489	COP	488,218
Advances to suppliers		444,746		489,914
Advances on commitments to purchase assets(2)		87,057		-
Commissions		73,042		70,868
Insurance premium receivables(2)		72,419		-
Tax credit(2)		56,837		-
Value Added Tax (VAT) - Asset		45,942		39,808
Sale of goods and services		41,135		12,606
Recoveries of insurances on deposits ("Fogafin")		32,876		28,647
Other credit card receivable (joint venture Tuya S.A.)		20,918		27,705
Overnight funds sold		18,148		13,662
Fees on international wire transfers		16,741		11,176
Electronic services and agreements		10,199		8,087
Margin call		7,784		3,271
Accounts receivables in branches		7,469		20,966
Receivables in recovery stage		5,421		5,384
Receivables for financing Government´s subsidies on the interest on mortgages		5,353		3,621
Sierras del Chicó and Chicó Oriental		5,330		5,330
Treasury operations pending payment by the customers		3,118		26,074
Insurance on securitization process		3,102		3,723
Other receivables		153,080		60,809
Total accounts receivable		1,623,206		1,319,869
Allowance for account receivable		(85,988)		(76,606)
Account receivable, net	COP	1,537,218	COP	1,243,263

(1)	Includes all accounts receivable except those originated for interest loans.
(2)	On December 31, 2013, this amount corresponds to Banistmo and its subsidiaries. See note 1, “Organization and background”.

The changes in allowance for accounts receivable losses are as follows:

	2013		2012		2011

Balance at beginning of year	COP	76,606	COP	48,236	COP	63,759
Provision for Banistmo and its subsidiaries at October 31, 2013 (1)		7,593		-		-
Sale of Asesuisa S.A. and Asesuisa Vida (2)		-		(615)		-
Sale of AFP Crecer (3)		-		-		(150)
Provision for uncollectible amounts		90,473		104,015		56,534
Charge - offs		(34,822)		(34,958)		(16,904)
Effect of difference in exchange rate		590		(586)		108
Reversal of provision and recoveries		(54,452)		(39,486)		(55,111)
Balance at end of year	COP	85,988	COP	76,606	COP	48,236

(1)	See Note 1 “Organization and Background “.
(2)	Corresponds to allowance accounted for Asesuisa S.A. and Asesuisa Vida S.A. as of December 31, 2011, for COP 481 and COP 134, respectively. On September 27, 2012 the Bank transferred 97.03% of its shares of capital stock of Asesuisa.
(3)	Corresponds to allowance accounted for AFP Crecer as of December 31, 2010. During 2011, the Bank agreed to sell 99.99% of their shares of capital stock in AFP Crecer.

(10) Premises and Equipment

At December 31, 2013 and 2012 Premises and Equipment consisted of the following:

	2013		2012

Premises and Equipment
Lands	COP	171,249	COP	124,031
Buildings(1)		1,290,165		694,441
Furniture, equipment and fixtures		326,950		271,255
Computer equipment		446,523		388,234
Vehicles		19,653		7,930
Construction in progress		-		12,709
Equipment in transit		983,026		608,511
Total		3,237,566		2,107,111
Less Accumulated depreciation		(1,035,889)		(758,623)
Allowance for impairment		(10,000)		(6,790)
Premises and equipment, net	COP	2,191,677	COP	1,341,698

(1)	As a result of the consolidation of the Fund Colombia Inmobiliaria and the acquisition of Banistmo and its subsidiaries (formerly HSBC Bank Panama), the amount of Buildings has increased by COP 596,880 with respect to 2012, See Note 1 "Organization and Background”.

Premises and equipment depreciation expense for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 amounted to COP 100,841, COP 97,458, and COP 97,801, respectively.

(11) Premises and equipment under Operating Leases

Premises and equipment under operating leases where the Bank or any of its subsidiaries act as lessor consisted of the following:

	2013		2012

Machinery and equipment	COP	631,288	COP	490,310
Vehicles		1,556,238		1,340,930
Furniture, equipment and fixtures		54,216		42,996
Computer equipment		542,754		450,828
Real estate		1,087,239		521,322
Total		3,871,735		2,846,386
Lease payments receivables under lease contracts		45,541		37,177
Less accumulated depreciation		(923,365)		(645,743)
Allowance for impairment		(74,730)		(45,892)
Operating Leases, net	COP	2,919,181	COP	2,191,928

Operating lease depreciation expense for the years ended December 31, 2013, 2012 and 2011, amounted to COP 328,015, COP 222,144 and COP 125,202, respectively.

(12) Prepaid Expenses and Deferred Charges

At December 31, 2013 and 2012, prepaid expenses and deferred charges consisted of the following:

	2013		2012
Prepaid expenses:
Insurance premiums	COP	16,430	COP	11,209
Software licenses		12,912		14,434
Equipment maintenance		1,275		1,053
Commissions paid(1)		-		2,692
Deferred acquisition costs (DAC) (2)		13,477		-
Payroll advances(3)		5,576		-
Other		3,918		3,647
Total prepaid expenses		53,588		33,035

Deferred charges:
Equity tax and other contributions(4)		21,762		228,056
Software purchased and related capitalized costs under INNOVA project		196,794		275,730
Software other than under the Innova project		83,606		59,095
Discounts on issuance of bonds		86,994		99,661
Swaps fair value adjustment originated on their first contract day		-		14,863
Leasehold improvements		20,116		1,522
Commissions		1,436		689
Deferred tax asset(5)		202,197		40,257
Other		24,439		20,022
Total deferred charges		637,344		739,895
Total prepaid expenses and deferred charges	COP	690,932	COP	772,930

(1)	As a consequence of the merger of the Suramericana´s portfolio funds Renta Fija and Renta Variable with Fiduciaria´s portfolio funds F.C.O. Fiducuenta and Renta Acciones, that took place in November 2012, a deferred commission was recognized by Fiduciaria Bancolombia, the Bank's trust subsidiary.
(2)	As a result of the recent acquisition of Banistmo and its subsidiaries, the Bank has assumed assets and liabilities related to the insurance operations of Banistmo Seguros. Deferred Acquisition Costs (DAC), are associated with the costs incurred in acquiring a new customer, which are deferred over the term of the insurance contract.
(3)	Payroll advances are related to Banistmo and its subsidiaries.
(4)	Since 2007 Colombian tax regulations require companies to pay annually in addition to the income tax, a special tax defined as “Equity tax”, calculated on their net assets on the basis of their tax basis as of January 1 of each year at the statutory tax rate of 1.2%. During 2010 and 2011 a new regulation required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in eight semi-annual installments over four years without interest. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. In accordance with accounting rules in Colombia, this amount was recorded as a deferred asset to be amortized on a straight line and an equivalent amount was recorded as an account payable.
(5)	See Note 2 “Summary of significant accounting policies”, (t) Deferred Tax.

(13) Other Assets

At December 31, 2013 and 2012, other assets consisted of the following:

	2013		2012

Other assets:
Value added tax deductible and withholding taxes	COP	170,139	COP	68,658
Investment in Trust		49,661		1,511
Deposits in derivative operations		141,203		152,481
Assets to place in lease contracts		2,148,104		1,839,615
Inventory		378		2,284
Joint Ventures		10,241		13,758
Other		70,384		10,640
Total other assets	COP	2,590,110	COP	2,088,947

(14)Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	2013		2012		2011

Balance at beginning of the year, net	COP	571,373	COP	679,861	COP	750,968
Additions derived from the acquisition of Banistmo and its subsidiaries by Bancolombia S.A. (1)		2,986,993		-		-
Acquisition of Uff Movil S.A.S (2)		-		21,995		-
Other Additions (3)		13		12		52
Sale of Asesuisa subsidiary (see Note 1)		-		(24,146)		-
Sale of AFP Crecer subsidiary (4)		-		-		(28,553)
Amortization		(78,880)		(45,690)		(51,239)
Effect of change in foreign exchange rate		109,704		(60,659)		8,633
Balance at end of the year, net	COP	3,589,203	COP	571,373	COP	679,861

(1)	In October, 2013, Bancolombia acquired 100% of the voting common shares and 90.1% of preferred shares of HSBC (Bank) Panamá S.A. After the transaction date, the bank will operate under the name of Banistmo. The transaction price was USD 2,233,815 and it included Banistmo's subsidiaries.
(2)	In August, 2012, the bank acquired 70% of Uff Móvil S.A.S. a telecomunications operator in Colombia. The transaction price was COP 21,000 a sum paid in full on date of the transaction.
(3)	The additions to the goodwill derived from new adquisitions of Banco Agricola by IFBA in the amount of COP 8 during 2013 and COP 12 during 2012; besides, the additions derived from acquisitions of IFBA by Banagricola in the amount of COP 5 during 2013, and COP 52 during the year 2011.
(4)	On January 28, 2011, Banagrícola S.A. and IFBA, subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract under wich Banagrícola S.A. and IFBA sold to Protección S.A. the equivalent of 99.99% of the shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and IFBA received a total of USD 104,531 as payment for the shares.

Goodwill derived from acquisition of Banagrícola S.A, Banistmo and its subsidiaries, Renting Colombia S.A, and Uff Móvil S.A.S are allocated by segments at December 31, 2013 as follows:

Segments	Gross		Net of amortization

Banking El Salvador	COP	839,266	COP	544,153
Banking Panama		3,048,265		3,022,654
Renting		6,037		1,509
Mobile network operator		21,995		20,887
	COP	3,915,563	COP	3,589,203

At December 31, 2013, goodwill derived from the acquisition of Banagricola S.A. and Uff Móvil was tested for impairment by external advisors, using the discounted cash flow methodology. The Bank concluded that there is no impairment of goodwill.

(15) Foreclosed Assets

Foreclosed assets consisted of the following:

	2013		2012

Equity securities	COP	32,712	COP	30,056
Real estate		315,388		220,854
Machinery and Equipment		2,877		925
Vehicles		17,797		14,705
Other assets		5,103		4,394
Total		373,877		270,934
Allowance for impairment		(270,312)		(186,116)
Total foreclosed assets, net	COP	103,565	COP	84,818

The following is a summary of equity securities classified as foreclosed assets:

	2013		2012

Procampo Trust	COP	7,044	COP	7,044
Pizano S.A.		11,654		11,654
FibraTolima Trust		1,572		1,572
Calima Resort Trust		1,485		1,485
Clinica Shaio Trust		-		456
Líneas Agromar Trust		209		209
Mercantil Nilo		4,817		4,421
C.I. Flores de la Sabana Trust		1,530		1,530
Exportadora Liebes, S.A. de C.V. (1)		2,612		-
Other		1,789		1,685
Total	COP	32,712	COP	30,056

(1) During 2013, the Bank, through its subsidiary Banco Agrícola, received from Exportadora Liebes S.A. de C.V. accounts receivables as foreclosed assets.

The activity in the allowance for foreclosed assets is as follows:

	2013		2012		2011

Balance at beginning of year	COP	186,116	COP	177,872	COP	187,326
Provision		73,386		60,167		59,633
Charge offs		(1,307)		(920)		(1,343)
Recoveries		(44,081)		(42,900)		(69,357)
Sale of Asesuisa(1)		-		(280)		-
Acquisition of Banistmo and its subsidiaries (2)		48,399		-		-
Effect of changes in foreign exchange rates		7,799		(7,823)		1,613
Balance at the end of year	COP	270,312	COP	186,116	COP	177,872

(1)	On September 27, 2012, Banagricola S.A. and IFBA, subsidiaries of Bancolombia S.A., sold to Suramericana 97.03% of their shares of capital stock of Aseguradora Suiza Salvadoreña, an insurance subsidiary in the Republic of El Salvador.
(2)	On October 28, 2013 The Bank acquired 100% of common shares and 90.1% of preferred shares of Banistmo and its subsidiaries (formerly HSBC Bank Panama) including its securities, trust, consumer finance businesses and insurance subsidiaries. See Note 1 "Organization and Background".

(16) Reappraisal of Assets and surplus for Reappraisal of Assets

The following table describes reappraisals of assets:

	2013		2012

Reappraisal of Assets, net	COP	1,422,926	COP	851,920
Less: proportional revaluation of assets purchased under business combination process (1)		(360,559)		(110,790)
Less: minority interests		(234,361)		(48,295)
Total surplus for Reappraisal of Assets	COP	828,006	COP	692,835

(1)	Refers to the business combination transaction involving Banca Inversión Bancolombia S.A., Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Tuya S.A., Valores Bancolombia S.A., Factoring Bancolombia S.A., Inversiones Financieras Banco Agrícola S.A. and Banistmo and its subsidiaries calculated at the respective acquisition dates.

(17) Interbank Borrowings

Interbank borrowings, primarily denominated in U.S. Dollars, at December 31, are summarized as follows:

	2013		2012
Foreign banks
Short-term	COP	5,090,505	COP	730,092
Long-term		2,786,287		1,073,573
Total	COP	7,876,792	COP	1,803,665

For the purposes of this classification, short term interbank borrowings, obtained from other banks for liquidity purposes are unsecured.

As of December 31, 2013 and 2012, the average interest rates on U.S. dollar-denominated short term borrowings from foreign banks were 1.43% and 1.24%, respectively.

For long-term interbank borrowings, the weighted interest rate was 2.04% and 1.93% in 2013 and 2012, respectively.

Maturities of interbank borrowings at the end of 2013 were as follows:

	2013

2014	COP	5,090,505
2015		1,601,116
2016		98,479
2017		386,104
2018		-
2019 and thereafter		700,588
	COP	7,876,792

The unused credit lines of interbank borrowings at the end of the year 2013 and 2012 were USD 1,011,500 (COP 1,948,989) and USD 1,568,200 (COP 2,772,938), respectively.

The maximum amount of borrowing at any month-end during 2013 and 2012 was COP 8,230,576(1) (USD 4,356,738) and COP 3,693,395(1) (USD 2,045,092), respectively.

The minimum amount of borrowing at any month-end during 2013 and 2012 was COP 1,624,575(2) (USD 914,919) and COP 1,626,455(2) (USD 896,751), respectively.

(1)	October 2013 and January 2012.
(2)	January 2013 and November 2012.

(18) Borrowings from development and other domestic banks

The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various government entities.

Loans under these programs generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term time deposits. Loan maturities vary depending on the program (ranging from one to 19 years). The bank funds approximately 0% to 2% of the total loan balance, with the reminder being provided by the respective government agencies. Loans to customers are in the same currency and maturities as the borrowings from the agencies.

As of December 31, 2013 and 2012, borrowings from domestic development banks and other domestic banks consisted of the following:

	2013		2012

Banco de Comercio Exterior de Colombia (“Bancoldex”)	COP	1,253,374	COP	844,327
Fondo para el Financiamiento del Sector Agropecuario (“Finagro”)		400,786		582,901
Findeter		1,621,577		1,160,790
Other		1,355,563		879,825
Total	COP	4,631,300	COP	3,467,843

Interest rates on borrowings from development and other domestic banks averaged 5.9% and 7.0% in 2013 and 2012, respectively, in domestic activities 3.7% and 5.4% in 2013 and 2012, respectively, in foreign activities. Maturities at December 31, 2013 were as follows:

2014	COP	1,078,017
2015		561,878
2016		563,022
2017		382,559
2018		617,560
2019 and thereafter		1,428,264
Total	COP	4,631,300

(19) Other Liabilities

Other liabilities consisted of the following:

	2013		2012

Advances	COP	242,445	COP	140,313
Accrued payroll and other severance benefits		173,872		177,406
Deferred tax liability		159,961		180,615
Unearned income(1)		143,626		36,406
Insurance liabilities (2)		137,954		-
Accrued pension obligations net of deferred cost		113,653		118,434
Deferred interest on restructured troubled loans		79,865		81,456
Deferred commissions on standby letters		61,501		-
Accrued severance under Law 50, net of advances		55,802		41,276
Accrued severance before Law 50, net of advances to employees		15,224		15,953
Deferred profit on sales of assets		3,182		2,926
Other		63,672		93,405
Total	COP	1,250,757	COP	888,190

(1)	Unearned income principally consists of prepayments of interest by customers.
(2)	On October 28, 2013 The Bank acquired 100% of common shares and 90.1% of preferred shares of Banistmo and its subsidiaries (formerly HSBC Bank Panama) including its securities, trust, consumer finance businesses and insurance subsidiaries. Due to the acquisition of the insurance company, Banistmo Seguros, the amount of insurance liabilities substantially increases.

In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed the pension obligation for the majority of the Bank's employees.

Pension obligation

The following is an analysis of the Bank’s pension obligations:

	Projected
	pension
	liability		Deferred cost		Net
Balance at December 31, 2010	COP	124,347	COP	(11,752)	COP	112,595
Adjustment per actuarial valuation		10,867		-		10,867
Benefits paid		(9,907)		-		(9,907)
Pension cost		-		5,040		5,040
Liability adjustment for changes in actuarial assumptions		(3,722)		3,722		-
Balance at December 31, 2011	COP	121,585	COP	(2,990)	COP	118,595
Adjustment per actuarial valuation		9,720		-		9,720
Benefits paid		(9,881)		-		(9,881)
Liability adjustment for changes in actuarial assumptions		(2,990)		2,990		-
Balance at December 31, 2012	COP	118,434	COP	-	COP	118,434
Adjustment per actuarial valuation		9,514		-		9,514
Benefits paid		(9,514)		-		(9,514)
Liability adjustment for changes in actuarial assumptions		(4,781)		-		(4,781)
Balance at December 31, 2013	COP	113,653	COP	-	COP	113,653

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

	2013	2012	2011
Discount rate	4.80%	4.80%	4.80%
Future pension increases	2.99%	3.26%	3.53%

(20) Long-Term Debt

Companies are authorized by the SFC to issue or place ordinary bonds or general unsecured bonds.

Long-term debt consists of bonds issued by Bancolombia S.A. and by its subsidiaries, Banco Agrícola S.A., Leasing Bancolombia, TUYA S.A. and Renting Colombia S.A.

2013
Issuer	Currency	Originally issued		Balance		Rate
Bancolombia S.A.	Local	COP	3,619,148	COP	2,240,409	4.32% –14.18%
Bancolombia S.A.	Foreign	USD	3,967,458		7,258,311	4.25% – 6.99%
Leasing Bancolombia S.A.	Local	COP	2,462,705		2,280,400	4.49% – 10.90%
Banco Agricola S.A.	Foreign	USD	550,000		392,655	4.25% – 5.40%
Renting Colombia S.A.	Local	COP	360,000		16,000	IPC + 5.90%
Tuya S.A.	Local	COP	140,500		140,500	IPC+2%
Total Long term debt				COP	12,328,275

2012
Issuer	Currency	Originally issued		Balance		Rate
Bancolombia S.A.	Local	COP	4,129,199	COP	2,750,467	5.17% –14.18%
Bancolombia S.A.	Foreign	USD	3,967,458		6,660,869	4.25% – 6.99%
Leasing Bancolombia S.A.	Local	COP	2,283,555		2,067,809	6.10% – 10.90%
Banco Agricola S.A.	Foreign	USD	500,000		416,574	3.56% – 4.50%
Renting Colombia S.A.	Local	COP	360,000		44,000	IPC+5.90% - IPC+6.80%
Tuya S.A.	Local	COP	119,500		119,500	IPC+2%
Total Long term debt				COP	12,059,219

The scheduled maturities of long term-debt at December 31, 2013 are as follows:

2014	COP	804,533
2015		492,430
2016		1,252,288
2017		615,298
2018		774,953
2019 and thereafter		8,388,773
Total	COP	12,328,275

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

Local market:

Leasing Bancolombia, a subsidiary of the Bank, as a part of its global ordinary notes program to issue up to an aggregate principal amount of COP 2,000,000 in ordinary notes, has issued COP 600,000 ordinary notes in the local market with an aggregate principal amount of COP 600,000 on April 18, 2012.

(21) Accrued Expenses

Accrued expenses consisted of the following:

	2013		2012

Labor Obligations	COP	232,386	COP	217,101
Fines and Sanctions (1)		73,611		65,082
FICAFE Contingency (2)		28,471		31,658
Membership Program		20,306		6,896
Accrued liabilities for services fees(3)		14,839		-
Management and success commission(4)		10,773		-
Accrued expenses in joint venture with Almacenes Éxito		179		64
Income tax payable		52		470
Other		42,686		23,680
Total	COP	423,303	COP	344,951

(1)	See Note 26 “Contingencies” (c).
(2)	As a result of Banagricola's acquisition, the Bank for the year ended December 31, 2007 has established an allowance available to absorb probable losses inherent in the FICAFE investment, booked through its subsidiary, Banco Agrícola S.A. FICAFE investment consists of fiduciary's securities, issued by the Foundation of Enviromental Preservation of Coffee-producing lands established by the Salvadorian government. (See note 5, "Investment Securities").
(3)	As a result of the recent acquisition of Banistmo and its subsidiaries, the Bank through this Panamanian subsidiary, accounted for some accrued liabilities for services fees to be rendered by third parties in the near term.
(4)	As of December 31, 2013, the Bank and its investment banking unit, held together 50.28% of voting interest in the Fund Colombia Inmobiliaria. Accordingly, with the consolidation analysis based solely on the voting rights concept, the Bank has consolidated the Fund for the year ending 2013.

Income tax

Current Colombian tax regulations applicable to the Bank and its subsidiaries in Colombia provide the following:

1)	Income tax:

a) Pursuant to law 1607 of 2012, the applicable statutory tax rate from the year 2013 onwards is 25%. For the year 2012, the tax rate was 33%.

The minimum basis to determine taxable income for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year (presumptive income).

b) Occasional income is determined separately from tax income. The applicable statutory rate of income tax on occasional income from the year 2013 onwards is 10%. For the year 2012, the tax rate 33%

Gains on sales of premises and equipment held by companies for more than 2 years or gains arising from the disposition of companies with a productive stage greater than 2 years are taxed by the Income tax on occasional income.

c) In accordance with tax regulations, companies can deduct from their taxable income goodwill amortization expenses.

d) For the purposes of computing the amount of dividends taxed and those dividends which are not subject to income tax, from 2013 onwards, the tax regulation permits that discounts paid in foreign transactions and the figures of “carry forward” and “carry back” being taken into account.

e) The VAT (Impuesto al valor agregado) paid by companies upon initial acquisition of capital goods can be deducted from their taxable income as a tax discount.

f) Deferred tax assets or liabilities must be recorded for all temporary differences raised in the current period based on consolidated statement of operations when comparing the amount of recognized income and expenses for accounting and tax purposes concerning to investment securities, derivatives contracts, dividends declared pending to be paid, accrued expenses, among others. Deferred tax asset or liability is derecognized once the timing differences are reverted.

g) Deductions from taxable income related to special allowance calculated on their performing premises and equipment purchased during the year were applicable until fiscal year 2010. Notwithstanding, the Bank’s subsidiaries Renting Colombia and Leasing Bancolombia are able to continue deducting from their taxable income basis the 40% of the purchased assets during the period due to the special agreements signed with the tax authorities.

2)	Impuesto sobre la Renta para la Equidad (“CREE”)

a) Pursuant to law 1607 of 2012, Congress introduced the Impuesto sobre la Renta para la Equidad (“CREE”), which must be calculated annually for companies and individuals subject to income tax under the Colombian tax regulatory regime.

b) The applicable statutory tax rate for CREE is 9% from 2013 to 2015 and 8% in subsequent years.

c) All events capable of increasing the entity’s net assets must be consider as an event to be taxed under the CREE criteria. The basis to determine the taxable income for CREE may include all the gross income recognized during the year that increased the entity’s net assets, except for occasional income and non-taxable income.

The taxable income for CREE is calculated based on ordinary taxable income, limiting some deductions that are taken for the computation of the ordinary income tax such as donations, contributions made to voluntary funds, performing premises and equipment purchased during the year, compensation of tax loss carryforwards, among others.

The minimum basis to determine the taxable income for CREE for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year.

3)	Equity tax

Pursuant to law 1370 of 2009, new regulation required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annual installments over four years without interest. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. During the year 2013, the payments made by the Bank and its subsidiaries for equity tax amounted to COP 117,240.

4)	Intercompany transactions with overseas related parties

Intercompany transactions with overseas related parties in countries considered tax havens, are required for income tax purposes, to be considered as taxable income, by considering the prices and profit margins that should have been used in comparable third parties arm’s-length transactions.

As of the date of the issuance of these financial statements, the transfer pricing analysis for 2012 was concluded with no additional tax provisions required.

5)	Foreign tax regulations for foreign subsidiaries.

Foreign tax regulations in the countries where the Bank has the main foreign subsidiaries provide the following:

a) The Bank’s subsidiaries in Panama (Bancolombia Panamá, S.A., Sistema de Inversiones y Negocios S.A., Banagrícola S.A., Suvalor Panamá Fondo de Inversión S.A. and Valores Bancolombia Panamá S.A. and subsidiaries domiciled for tax purposes in Cayman Islands: Bancolombia Cayman S.A.) income tax is governed by the Panamanian Tax Code, for which the income obtained from transactions that are performed outside the Republic of Panama are not subject to income tax in Panama, therefore, net incomes obtained by the aforementioned companies are not subject to income tax in Panama.

b) Bank subsidiaries incorporated in El Salvador pay income taxes on taxable income at statutory rate of 30% in accordance to the Tax Law contained in Legislative Decree 134 of 1991.

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

d) Bank subsidiaries incorporated in Peru pay income taxes on taxable income obtained within the country at the statutory rate of 30%. If the entity distributes a part of its net income, in accordance with supreme decree 122-94-EF, the dividends received by the foreign stockholders will be taxed at a rate of 4.1%.

Starting 2003, pursuant to law 27804 of 2002, investment funds domiciled in Peru for tax purposes are not subject to income tax, therefore net incomes obtained by Fondo de Inversión Arrendamiento Operativo Renting Peru are not subject to income tax.

e) Banistmo and its subsidiaries domiciled for tax purposes in Republic of Panama pay income taxes on taxable income at statutory rate of 27.5% for the year 2013 and 25% for the year 2014 onwards. In accordance with Panamanian tax regulation, transactions performed outside of Republic of Panama, interest earned on time deposits with local banks, interest earned on Panama Government securities and on securities issued through the Panama Stock Exchange are exempt from income tax.

Profits obtained in Bank foreign subsidiaries are taxable income in Colombia only when they are distributed as dividends on cash basis; however the parent company management has no plans to return to Colombia all those accumulated profits in their foreign operations. At December 31, 2013, profits accumulated in the Bank foreign operations amounting COP 1,103,037.

The following is a reconciliation of taxable income before income taxes:

	2013		2012		2011

Income before income taxes	COP	1,932,221	COP	2,169,120	COP	2,134,411
Loss carry-forwards and excess of presumed income		100,061		195,442		138,583
Non-deductible provisions, costs and expenses		364,000		307,221		369,368
Non-taxable or exempt income		(446,917)		(551,992)		(564,975)
Excess of accrued income over unrealized income on trading investments		(59,882)		(99,775)		(122,774)
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry- forwards		(14,930)		(16,108)		(49,270)
Difference between gains on sale of assets for tax purposes and for financial reporting purposes		(63,549)		(16,687)		(2,000)
Unrealized income on derivative financial instruments		18,001		72,742		(45,692)
Special tax allowance for investments in performing assets		(396,889)		(421,326)		(327,326)
Minority interest		20,889		10,527		14,917
Other		(136,732)		(80,415)		(125,183)
Taxable income		1,316,273		1,568,749		1,420,059
Statutory tax rate (weighted average)		26.04%		30.84%		28.90%
Estimated current income tax	COP	342,757	COP	483,794	COP	410,422
Occasional income gains on sales of premises and equipment		17,624		-		-
Statutory rate of income tax on occasional income		10.00%		-		-
Estimated current income tax		1,762		-		-
Tax for Equity "CREE" (1)		134,048		-		-
Deferred income tax expense (benefit)		(61,472)		(16,720)		60,095
Total	COP	417,095	COP	467,074	COP	470,517

(1)	Impuesto sobre la Renta para la Equidad (“CREE”)

	2013

Taxable income attibuitable to the Bank and its colombian subsidiaries	COP	1,012,393
Donations		9,865
Nontaxable or exempt income housing leases		72,334
Special tax deduction for Investment in Real Productive Assets		396,889
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry forwards		2,912
Other		(4,971)
Taxable income		1,489,422
Statutory tax rate "CREE"		9.00%
Tax for Equity "CREE"	COP	134,048

Income taxes for the years ended December 31, 2013, 2012 and 2011 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review. (See Note 26).

(22) Subscribed and Paid-in Capital

Subscribed and paid-in capital consisted of the following:

	2013	2012	2011

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000
Issued and outstanding:
Common shares with a nominal value of COP 500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of COP 500 (in pesos)(1)	342,122,416	342,122,416	278,122,419

(1)	On February 6, 2012, Bancolombia S.A. closed its public offering of preferred shares. The preferred shares were initially offered to the stockholders of Bancolombia S.A, in a preemptive rights offering conducted in Colombia, and subsequently offered exclusively outside Colombia in the form of American Depositary Shares (“ADSs”). Of the total 63,999,997 preferred shares that were offered, 43,543,793 preferred shares were subscribed in the local preemptive rights offering, at a price of COP 26,000 per share, for an aggregate amount of approximately COP 1,132,138. In the public offering outside Colombia, 5,114,051 ADSs, representing 20,456,204 preferred shares, were sold, at a price of USD 60 per ADS. As a result of this transaction, the Bank has recognized as additional paid-in capital the amount of COP 1,619,917.

Pursuant to Colombian law, minimum regulatory capital for banks is required to be not less than 9% of their total assets weighted by credit risk ratings and credit risk contingencies. Under Decree 1720 of 2001, the calculation of minimum regulatory capital must incorporate market risk in addition to credit risk. This minimum regulatory capital was fully covered in 2013 and 2012. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank’s financial subsidiaries in Colombia and abroad.

As of December 31, 2013 and 2012 the Bank’s consolidated minimum regulatory capital ratio was 10.61% and 15.77%, respectively.

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

Appropriated retained earnings consist of the following:

	2013		2012		2011

Legal reserve (1)	COP	6,410,737	COP	4,518,451	COP	4,278,282
Additional paid-in capital(2)		2,785,534		2,785,534		1,165,617
Other reserves		564,917		1,391,154		777,894
Total	COP	9,761,188	COP	8,695,139	COP	6,221,793

(1)	Includes legal reserve and net income from previous years.
(2)	The increase in the additional paid-in capital in 2012 amounting to COP 1,619,917 resulted from the issuance of preferred shares. For further details about the transaction see “Note 22 Subscribed and Paid-in Capital”

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

(24) Dividends Declared

Dividends are declared and paid to stockholders based on net income from the previous year based on the unconsolidated financial statements. Dividends were paid as indicated below:

	2014		2013		2012
Preceding year’s unconsolidated net income	COP	1,467,907	COP	1,284,490	COP	1,192,267

Dividends in cash (in Colombian pesos)		COP 776.00 per share payable in four quarterly installments of COP 194.00 per share from April 2014 on 509,704,584 and 342,122,416 common and preferred shares, respectively		COP 754.00 per share payable in four quarterly installments of COP 188.50 per share from April 2013 on 509,704,584 and 342,122,416 common and preferred shares, respectively		COP 708.00 per share payable in four quarterly installments of COP 177.00 per share from April 2012 on 509,704,584 and 342,122,416 common and preferred shares(includes 63,999,997 preferred shares issued on February 6, 2012), respectively.
Total dividends declared	COP	661,018	COP	642,278	COP	603,094
Dividends payable at December 31(1)			COP	168,387	COP	158,113

_________________

(1)	The amount of the dividends payable at December 31, is recorded under accounts payable in the consolidated balance sheets.

(25) Memorandum Accounts

Memorandum accounts were composed of the following:

	2013		2012

Trust:
Managed by subsidiary companies	COP	83,057,512	COP	78,025,985

Commitments:
Unused credit card limits	COP	8,618,244	COP	9,274,593
Civil law suits against the Bank		463,164		560,345
Unused letters of credit		2,605,576		3,126,197
Unused lines of credit		4,638,340		1,330,940
Bank guarantees		3,151,213		1,314,318
Approved loans not disbursed		5,318,016		2,844,745
Nation account payable ( 546 Law)		5,650		9,146
Derivatives (notional amounts)		30,176,534		23,026,065
Other		3,817,506		1,750,920

Total	COP	141,851,755	COP	121,263,254

Other memorandum accounts:

	2013		2012

Memorandum accounts in favor:
Tax value of assets	COP	104,455,718	COP	87,109,444
Assets and securities given in custody		10,422,053		9,881,070
Assets and securities given as collateral		1,999,004		2,478,992
Trading investments in debt securities		5,933,365		6,039,520
Written-off assets		2,843,923		2,671,425
Future lease payment receivables under lease contracts		12,444,670		10,850,443
Investments held to maturity		2,848,441		2,659,794
Inflation adjustments of assets		58,420		60,851
Interest receivables on trading investments in debt securities		147,759		735,668
Investments available for sale in debt securities		276,209		499,752
Remittances sent for collection		27,844		22,006
Amortized debt securities investment		1,678,804		1,678,804
Other memorandum accounts in favor		38,664,623		32,545,087
Total	COP	181,800,833	COP	157,232,856

Memorandum accounts against:
Assets and securities received as collateral	COP	58,157,595	COP	52,288,389
Loans, financial and operating leases classified by credit risk		92,776,374		72,650,090
Assets and securities received in custody		17,646,370		6,386,770
Tax value of stockholders’ equity		12,104,867		11,418,255
Adjustment for inflation of equity		881,412		884,552
Other memorandum account against		69,283,938		53,498,016
Total	COP	250,850,556	COP	197,126,072
Total memorandum accounts	COP	574,503,144	COP	475,622,182

(26) Contingencies

At December 31, 2013, the details of our contingencies were as follows:

The Parent Company

a.	Contingencies covered by FOGAFIN

During the privatization process of Banco de Colombia (which merged into Bancolombia in 1998), completed on January 31, 1994, FOGAFIN made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the stock purchase’s date, which were claimed within five years after that date. As of December 31, 2013, there were no contingent liabilities assumed by FOGAFIN, because all the related legal proceedings are over and FOGAFIN already reimbursed to the Bank the requested values.

b.	Legal proceedings

As of December 31, 2013 and 2012, several ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings were pending against the Bank, for a total aggregate amount of approximately COP 261,434 for 2013 and COP 270,153 for 2012. Provisions were made for COP 4,720 and COP 4,592 respectively.

Depending on the development of the legal proceedings and the concepts given by the legal counsels about the contingencies’ qualifications (probable, reasonably possible or remote, and without being binding to the Bank), the provisions are recorded. See Note 2(ab), “Summary of Significant Accounting Policies– “Memorandum Accounts”.

As of December 31, 2013 and 2012, pending legal proceedings on employment matters against the Bank amounted to COP 13,419 and COP 16,820, respectively, the final result of which is not certain at this stage due to the controversial nature of the claims. Provisions for these contingencies amounted COP 2,517 for 2013 and COP 9,752 for 2012 after the reclassification of the risks, which took into account the progress and partial results of those claims.

As of December 31, 2013, individual contingencies with a claimed value higher than COP 5,000 against the Bank, were:

Proceeding	Amount of claim		Provision	Probability of occurrence
Constitutional public interest action claim filed by José Reinaldo Bolaños	COP	88,500	-	Possible
Inversiones C.B. S.A.	COP	40,806	-	Remote
Constitutional public interest action filed by Carlos Julio Aguilar and others	COP	30,210	-	Possible
Ordinary claim by Suescún & de Brigard Abogados Consultores	COP	8,250	-	Remote
Ordinary claim by Gloria Amparo Zuluaga Arcila	COP	5,784	-	Remote
Recalling Action (Acción Revocatoria) filed by Interbolsa S.A, Sociedad Administradora de Inversión Interbolsa SAI, Sociedad Liquidadora de la Cartera Colectiva Escalonada “Interbolsa Credit” in liquidation	Unspecified amount		-	Remote

Constitutional public interest action claim by José Reinaldo Bolaños:

The plaintiffs argue that several financial institutions, including the Bank, have illegally charged undue amounts through illegal capitalization of interest in connection with the agreements to restructure public debt signed with the municipality of Santiago de Cali, in accordance with the fiscal and financial relief law.

The plaintiffs alleged that the involved financial institutions, in addition to breach of laws regarding the charging of interest to clients, breached the collective rights to public administration’s morality and the protection of the public funds of the municipality of Santiago de Cali.

The plaintiffs seek for reimbursement of amounts charged in excess, of which Bancolombia would pay COP 88,500.

As of December 31, 2013, discovery was ongoing.

Inversiones C.B. S.A.

In 1997, Conavi (currently Bancolombia) granted a COP 6,000 credit facility to Inversiones C.B. S.A. for a real estate development project. The credit agreement provided for multiple disbursements subject to advances in the construction of the project, among other requirements. Due to an interruption of the construction of the project and a default by the builder, Conavi suspended the disbursements, which in the opinion of the plaintiffs was a breach of contract that generated consequential damages. The claim filed by the plaintiff seeks payment by the Bank of actual and expectation damages, including loss of profits and corresponding interests, the opportunity cost of capital, the value of the project’s liabilities as well as the effects of inflation.

This contingency is considered to be remote, as the Bank disbursed the funds according to the terms and conditions agreed upon. The Bank argues that aninadequate use of proceeds, and other external causes, such as the project’s lack of feasibility and the prevailing crisis within the construction sector, were the main reasons for the failure of the project.

In August, 2010, the court issued a ruling in favor of the Bank, which was later appealed by the plaintiff. As of December 31, 2013, the appeal was still pending.

Carlos Julio Aguilar and others

This constitutional public interest action was filed by the plaintiff arguing that the restructuring of financial obligations by Departamento del Valle and the performance plan executed, allegedly violates the collective rights to public administration’s morality and the protection of the public funds of Departamento del Valle. As of December 31, 2013, the proceeding is pending of the rendering of an expert’s opinion on the amount of interest charged to Departamento del Valle by the financial institutions acting as defendants.

Editorial Oveja Negra Ltda and José Vicente Katarain Velez.

The court ruled against the extraordinary recourse that the plaintiffs filed, putting an end to this proceeding. Accordingly, the proceeding was removed from the Bank’s contingencies on November 2013.

Suescún & de Brigard Abogados Consultores Ltda.

The law firm Suescún & de Brigard Abogados Consultores Ltda., who represented Bancolombia in an arbitration process, filed a suit against the Bank alleging that the settlement agreement reached between the parties to the arbitration proceeding entitled the firm to receive the success fee initially agreed between the Bank and the law firm. On October 25, 2013, the court issued a favorable ruling to the Bank, which was later appealed by the plaintiff. As of December 31, 2013, the appeal was still pending.

Gloria Amparo Zuluaga.

The plaintiff alleged damages as a result of charges (debits) to her checking accounts in 1995 and 1996. This proceeding is related to certain criminal acts performed in the Unicentro branch of the former Banco Industrial Colombiano (currently Bancolombia). As of December 31, 2013, the appeal was still pending.

Interbolsa S.A., Sociedad Administradora de Interbolsa SAI, Sociedad Liquidadora de la Cartera Colectiva Escalonada “Interbolsa Credit” in liquidation, against Bancolombia S.A and Interbolsa S.A. in judicial liquidation.

The plaintiff seeks the revocation of a payment made to Bancolombia in an amount of COP 71,503, which was made to cancel an obligation of Interbolsa S.A., and of its reinstatement in the company’s assets (which is now in judicial liquidation).

As of December 31, 2013, the proceeding (which is conducted by the Colombian Companies Superintendence, or Superintendencia de Sociedades de Colombia) was pending, and Bancolombia raised certain exceptions.

DIAN and other entities

Income tax proceedings	Actual		Provision(1)		Probability
Income tax for 2006; DIAN’s revised its official assessment, according to which DIAN intended to increase the Bank’s income and ignore cost and deductions, was challenged by the Bank.	COP	41,968	COP	20,984	Probable
Income tax for 2008; Bancolombia filed a lawsuit against DIAN’s official assessment, according to which DIAN intended to increase the Bank’s income and ignore cost and deductions.	COP	61,841	COP	30,974	Probable

 ________________

(1)	The rules of the SFC state that the applicable provisions are 50% of the contingency because they are probable.

District of Barranquilla

Industry and Commerce tax	Year	Claim		Provision		Probability
The discussion is about stamp duty in favor senior citizens	2005	COP	182	COP	91	Remote(1)
	2006	COP	355	COP	177

_________________

(1)	This remote contingency gives rise to a provision because the special pre-proceeding (vía gubernativa) has concluded.

Leasing Bancolombia

As of December 31, 2013, the following were the proceedings against Leasing Bancolombia, with a claimed amount equal or above COP 1,000:

Proceeding	Claimed amount		Current amount		Probability
Lina María Ríos Chaverra (1)	COP	3,700	COP	3,700	Remote
Sandra Díaz (1)		3,201		3,201	Remote
Carlos Andres Peña(1)		2,520		2,520	Remote
Transportes Cetta (2)		1,789		1,418	Possible
Jhoana Tafur(1)		1,482		1,482	Remote
Aura Liliana Rodríguez(1)		1,301		1,545	Remote
Samuel Patiño Jaimes(1)		1,234		1,234	Remote
José María Arcila(1)		1,229		1,298	Remote
Luis Ariel Rey Trujillo(1)		1,227		1,227	Remote
Lucila Flórez de Camacho(1)		1,218		1,218	Remote
Azucena Peña de Moreno(1)		1,091		1,091	Remote
Martha Edilma Ballesteros(1)		1,034		1,034	Remote
Patricia Yolanda Ceballos(1)		1,034		1,034	Remote
Fabio Hernando González(1)	COP	1,030	COP	1,031	Remote

_________________

(1)	Proceedings regarding civil liability for traffic accidents, for which, based on the Bank’s experience and the evidence in the Bank’s favor, the risk probability is assessed as remote. The amount of these claims reflects the moral damages allegedly suffered due to casualties in the traffic accidents or due to the number of persons involved.
(2)	This proceeding is an ordinary claim regarding contractual civil liability, and the plaintiff alleges that Bancolombia did not transfer the property of certain vehicles. As of December 31, 2013, discovery was ongoing.

A proceeding was assessed as “possible” because, even if there is evidence in favor of Leasing Bancolombia, the status of the case and its development so far make it advisable to make such assessment.

In the opinion of our external counsels none of these contingencies is likely to materialize; therefore, no provisions have been made for any of the proceedings as of the date hereof.

Fiduciaria Bancolombia

a.	Tax Proceedings

As of December 31, 2013, Fiduciaria Bancolombia had the following relevant contingencies.

Industry and Commerce proceedings	Year	Claim		Provision
This proceeding refers to the differences between the declared income in the industry and commerce tax (impuesto de industria y comercio) and the value added tax (impuesto al valor agregado) returns, and unjustified income.	2010	COP	3,714	-

b.	Legal Proceedings against Fiduciaria Bancolombia:

Proceedings	Current amount		Probabilty
Ordinary proceeding filed by ASEO TOTAL E.S.P	COP	1,306	Possible
María Lía Vélez against Factoring Market and Fiduciaria Bancolombia	COP	488	Remote
Ordinary proceeding filed by Pedro Quiroz Moreno	COP	460	Remote
Fiscal responsibility proceeding 009 of 2012 filed by the General Comptroller of Colombia (Contraloría General de la República) (undetermined amount)		-	Remote
Fiscal responsibility proceeding 038 of 2012 filed by the General Comptroller of Colombia (undetermined amount)		-	Remote
Fiscal responsibility proceeding 01917 of 2011 P.A. OPAIN filed by the General Comptroller of Colombia (undetermined amount)		-	Remote
Other contingencies (1)	COP	462
Total	COP	2,716

_________________

(1)	Contingencies with a claimed amount lower than COP 400.

There are no provisions for such contingencies, for the years 2013 and 2012.

Contingencies of Fiduciaria Bancolombia, in its capacity as trustee.

1.	Ordinary proceeding filed by ASEO TOTAL E.S.P.

The plaintiff is seeking the declaration of the trust company’s breach of its obligation to pay ASEO TOTAL E.S.P an amount of money as a result of an assignment by Corpoaseo Total S.A. E.S.P. to ASEO TOTAL E.S.P., corresponding to a recovered loan portfolio generated by the concession contract of Bogota´s cleaning service.

The claimed amount was seized by the Colombian tax authority (Dirección de Impuestos y Aduanas Nacionales, “DIAN”). The court issued a ruling favorable to Fiduciaria Bancolombia, in the first and second instances. The filing of an extraordinary recourse is pending.

The amount claimed in this proceeding is COP 1,306 and accrued interests.

This proceeding is deemed a possible contingency.

2.	Ordinary proceeding filed by María Lía Vélez and others.

The plaintiffs are seeking the declaration of the civil, joint and several liability of Fiduciaria Bancolombia S.A. and Factoring Market S.A., in connection with the acts and omissions incurred during the execution of the mercantile trust agreements they had with the plaintiff (purchase of invoices through an electronic platform – e-market). The proceeding is in discovery. The claimed amount is COP 488. This proceeding is deemed a remote contingency.

3.	Ordinary proceeding filed by Pedro Quiroz Moreno.

The lawsuit is against Constructora Coinser and Fiduciaria Bancolombia S.A., and the plaintiff is seeking the declaration of their civil liability because of the damages they caused to Deportivos Germany while they were building Torres de Moldavia, which faces Deportivos Germany’s commercial establishment. The plaintiff is seeking the compensation for the actual loss (daño emergente), loss of profit (lucro cesante), non-pecuniary damages (daños morales), and others. The claimed amount is COP 460. This proceeding is deemed a remote contingency.

4.	Fiscal responsibility proceeding 009 of 2012 filed by the General Comptroller of Colombia (Contraloría General de la República) (undetermined amount)

This proceeding relates to the P.A. Concesión Aseo trust, on the basis of the alleged patrimonial detriment caused by: (i) the inadequate planning of the structure of the public call for tenders (number 001-2011), which was made by UAESP for the provision of some sanitation services in Bogotá (UAESP refused to collect, sweep and clean the disposals), (ii) the irregular management of some special resources (Bolsa General del Esquema de Aseo), the lawfulness of the expenses made with those special resources, and (iii) the disposition of those special resources, ordered by UAESP. This proceeding is in the preliminary investigation stage, and this contingency is remote and has an undetermined claimed amount.

5.	Fiscal responsibility proceeding 038 of 2012 filed by the Comptroller General of the Republic (undetermined amount)

This proceeding relates to the P.A. Concesión Aseo trust, on the basis of the alleged patrimonial detriment caused by: (i) the evaluation of the costs system (2003 to 2011) of some special resources (Bolsa General del Esquema de Aseo), (ii) the analysis of the greatest value paid by the users of the Servico de Aseo, and (iii) the evaluation of the application of the new charging structure of 2005 for the extensions of the contract in 2010 and 2011. This proceeding is in the preliminary investigation stage, and this contingency is remote and has an undetermined claimed amount.

6.	Fiscal responsibility proceeding 01917 of 2011 P.A. OPAIN filed by the Comptroller General of the Republic (undetermined amount)

This proceeding concerns the alleged patrimonial detriment of the Unidad Administrativa Especial Aeronáutica Civil, allegedly due to the lease payments made by concessionary OPAIN S.A. (relating to a sublease contract) to a fiduciary that is not part of the one established by the concession contract No. 6000169-0k, and that generated a lower base value to determinate the amount that was to be paid by Aerocivil. This proceeding is in the preliminary investigation stage, and this contingency is remote and has an undetermined claimed amount.

Contingencies of Fiduciaria Bancolombia as a member of a consortium:

1.	Fidufosyga Consortium 2005:

This consortium is composed of Fiduciaria Bancolombia S.A., Fiduagraria S.A., Fidubogotá S.A., Fiduoccidente S.A., Fiducoldex S.A., Fiduciar S.A., Fiduprevisora S.A. and Fidupopular S.A. and is currently involved in the following proceedings:

Jurisdiction	Claim	Number of proceedings
Administrative courts	Contractual claims	2
	Claims seeking annulment of administration’s acts	2
	Petition for direct reparations	180
Ordinary jurisdiction	Executive proceedings	23
Employment matters	Executive proceedings	2
	Ordinary proceeding	14
Fiscal	Fiscal responsability	5

2.	FOPEP Consortium:

Ordinary employment proceeding filed by John Freddy Bustos Lombana, who seeks a declaration that he rendered services as an attorney and as an assistant to a department of FOPEP under two different contracts and therefore asks for the payment of a salary and other employment related payments. A first instance court issued a ruling favorable to the interests of the consortium, and the plaintiff filed an extraordinary appeal, which is pending.

Contingencies of the trusts managed by Sociedad Fiduciaria:

1.	Chisa Lote 2C Trust:

As of December 31, 2013, there were four legal proceedings against this trust:

(i): aclass action claim because of the alleged invasion this trust made to public space. As of December 31, 2013, discovery was ongoing. The claim is for an undetermined amount;

(ii) anexecutive proceeding (resulting from an ordinary proceeding related to gross loss), which is in the enforcement stage.

(iii) an ordinary proceeding in which the plaintiff seeks the declaration of the acquisitive prescription (real estate), and for which discovery is ongoing. This proceeding is for an undetermined amount; and

(iv) a proceeding in which the plaintiff seeks the transfer of the real estate lot No. 060-209429, located in Cartagena, to him, or alternatively to receive payment therefor. The defence brief was submitted, and the audience under article 101 of the Colombian Civil Code Procedure is pending. This proceeding is for an undetermined amount. In the event that a ruling unfavorable to the Sociedad Fiduciaria is issued, it would not affect its funds.

2.	P.A. GREEN OFFICE CORPORATIVO Trust:

In 2013 a claim was filed by Empresa de Acueducto y Alcantarillado de Bogotá, whereby the plaintiff seeks the awards of damages caused by the sewage network of Bogotá, which were made when the GREEN OFFICE’s building (which was under construction at Carrera 11ª No. 98 – 06 in Bogotá) collapsed. This lawsuit also names as defendants Grupo de Empresas Constructoras S.A. and other three trusts managed by other trust companies. As of December 31, 2013, the defence brief had not yet been submitted. The claimed amount is COP 1,639. In the event that a ruling unfavorable to the Sociedad Fiduciaria is issued, it would not affect its funds.

Valores Bancolombia

As of December 31, 2013, there were two ordinary claims seeking the declaration of the contractual civil liability of Valores Bancolombia S.A., for an aggregate claimed amount of COP 4,036, with a remote probability (in the opinion of external advisors):

1.	Ordinary claim filed by Myriam Giraldo de Gómez:

The plaintiff seeks the payment of damages as a result an alleged omission to place an investment order in securities. As of December 31, 2013, the court had issued a ruling favorable to Valores Bancolombia, which was later appealed by the plaintiff. The plaintiff withdrew her appeal on January 23, 2014.

2.	Ordinary claim filed by Iván Salas Vergara and others:

The plaintiffs are seeking the payment of certain commercial time deposits which were negotiated by their holder before his death; this claim was filed by his heirs. As of December 31, 2013, the court had issued a ruling favorable to the Bank, which was later appealed by the plaintiff.

In the opinion of the Bank’s external advisors, none of these contingencies is likely to materialize; therefore, no provisions have been made for any of the proceedings as of the date hereof.

Tax Proceedings

DIAN claims that a provision of COP 3,456 was made, which is the estimated amount the administration says Valores Bancolombia should have withheld and paid to DIAN. This is a discussion Valores has with DIAN, because Bancolombia withheld and paid GMF opportunely.

The estimated amount to pay is COP 5,102.

Banco Agrícola

Pending proceedings

Banco Agricola and its subsidiaries are involved in lawsuits and proceedings in the ordinary course of its business,. Those claims are generally related to commercial laws and fiscal regulations. In some cases, those claims are based on monetary issues. As of December 31, 2013, Banco Agricola and its subsidiaries had no relevant proceedings pending.

Banistmo and its subsidiaries

Pending proceedings

As of December 31, 2013, the following proceedings, with a claimed amount equal or above USD 500, were pending against Banistmo and its subsidiaries:

Proceeding	Claimed amount		Amount of exposure		Provision		Probability

ALMA JEAN BAPTISTE vs MIDLAND BANK PLC (formerly HSBC Bank PLC, now HSBC BANK (USA), S.A.)	USD	442	USD	1,123	USD	614	Probable

JOHN JENKIS vs HSBC Bank (Panama), S.A., BANISTMO S.A. and BANCOLOMBIA (PANAMA) S.A.	USD	635	USD	283	USD	283	Probable

1.	Ordinary claim filed by Alma Jean Baptiste:

The plaintiff seeks the payment of the amount of the negotiable document (cheque de gerencia) issued by MIDLAND BANK PLC to Cecilia Heurtematte and/or Alma de Muñoz, claiming that it was paid without any legal cause. Banistmo was sentenced to pay USD 442, plus interest. On December 30, 2013, Banistmo paid USD 509 (principal amount plus legal fees), and is working on an extrajudicial agreement regarding the interests.

2.	Ordinary employment proceeding filed by John Jenkis vs HSBC Bank (Panama), S.A., Banistmo S.A. and Bancolombia (Panama) S.A.

The plaintiff filed the claim arguing an unjustified dismissal, and the claimed amount is USD 635. Arguing indemnification, outstanding wages, vacation, thirteen month premium antiquity, a proportionate annual bonus plus a 25% surcharge.

(27) Administrative and Other Expenses

Administrative and other expenses consisted of the following:

	Year ended December 31
	2013		2012		2011

Industry and trade, property, vehicle and other taxes	COP	420,942	COP	354,354	COP	300,599
Professional fees		257,901		226,034		212,277
Maintenance and repairs		249,910		235,098		192,173
Communication, postage and freight		236,603		258,134		234,682
Rental expenses		165,277		144,940		124,830
Amortization of deferred charges		139,018		80,588		36,408
Joint Venture TUYA - Almacenes Éxito S.A. Expenses		110,268		96,822		87,070
Advertising		98,180		104,111		100,527
Public services		81,755		82,325		83,829
Temporary services		55,494		47,661		37,982
Software amortization		54,421		52,206		41,552
Security services		52,356		49,035		46,577
Stationery and supplies		50,382		44,182		40,156
Contributions and membership fees		48,471		32,923		28,229
Information processes outsourcing		44,370		40,888		30,794
Insurance		34,042		33,337		31,207
Electronic processing data		25,613		20,138		3,494
Travel expenses		23,402		21,996		23,977
Operational Risk		16,494		12,247		10,782
Call center services		9,552		7,399		6,260
Operational expenses related to joint ventures		7,511		8,510		20,304
Public relationship		3,932		3,326		2,424
Other		142,014		83,969		84,326
Total	COP	2,327,908	COP	2,040,223	COP	1,780,459

(28)Non-Operating Income (Expenses)

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2013		2012		2011

Non-operating income (expenses):
Other income(1)	COP	233,721	COP	148,751	COP	200,098
Minority interest		(17,364)		(5,723)		(11,351)
Other expenses(2)		(179,294)		(107,813)		(112,692)
Total non-operating income (expenses), net	COP	37,063	COP	35,215	COP	76,055

(1)	Includes gains on sale of foreclosed assets, premises and equipment, reimbursement of the provisions, deferred tax recovery.
(2)	Include fraud-related losses, losses from the sale of foreclosed assets, premises and equipment and payments for fines, sanctions, lawsuits and indemnities.

(29) Related Party Transactions

Significant balances and transactions with related parties were as follows:

2013
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities	COP	-	COP	832,399	COP	-	COP	-
Loans		9,887		228,852		106,501		-
Customer’s acceptances and derivatives		-		-		-		11,129
Accounts receivable		43		11,792		1,082		-
Other assets		-		186,112		-		-
Total	COP	9,930	COP	1,259,155	COP	107,583	COP	11,129

Deposits	COP	201,393	COP	54,456	COP	9,565	COP	998,620
Derivatives		-		-		-		1,688
Bonds		-		1,000		15		260,000
Total	COP	201,393	COP	55,456	COP	9,580	COP	1,260,308

Transactions Income
Interest and fees	COP	2,128	COP	18,781	COP	9,748	COP	23,569
Dividends Received		-		35,799		-		-
Total	COP	2,128	COP	54,580	COP	9,748	COP	23,569

Expenses
Interest	COP	258	COP	3,264	COP	103	COP	48,633
Fees		-		-		638		-
Other expenses		121		778		981		7,610
Total	COP	379	COP	4,042	COP	1,722	COP	56,243

F-66

2012
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities	COP	-	COP	113,792	COP	-	COP	10,178
Loans		100,169		504,367		74,010		553,710
Customer’s acceptances and derivatives		-		-		-		18,759
Accounts receivable		1,122		8,501		3,732		2,706
Other assets		-		245,946		-		-
Total	COP	101,291	COP	872,606	COP	77,742	COP	585,353

Deposits	COP	2,384	COP	209,844	COP	7,088	COP	3,785,285
Derivatives		-		-		-		5,984
Accounts payable		-		17		137		1
Bonds		1,000		-		-		728,400
Total	COP	3,384	COP	209,861	COP	7,225	COP	4,519,670

Transactions Income
Interest and fees	COP	1,158	COP	26,012	COP	6,988	COP	25,840
Total	COP	1,158	COP	26,012	COP	6,988	COP	25,840

Expenses
Interest	COP	1,221	COP	4,825	COP	774	COP	9,464
Fees		-		1		331		-
Total	COP	1,221	COP	4,826	COP	1,105	COP	9,464

(30) Subsequent Events

Issuance of preferred shares.

On March 3, 2014, the Bank’s Board of Directors has set the subscription price for the one hundred and ten million (110,000,000) Preferred Shares publicly offered in Colombia as a result of a book building process.

The subscription price for each Preferred Share is Twenty Four Thousand Two Hundred pesos (COP 24,200).

When the offer book closed, the total amount of bids presented by investors amounted to 294,786,431 million Preferred Shares equivalent to approximately 2.7 times the offered amount.

Of the total 110 million Preferred Shares to be issued, 82,444,518 shares will be allocated to investors who exercised preemptive rights at a price that is equal or higher than the subscription price set by the Bank’s Board of Directors.

The preferred shares will not be and have not been registered under the Securities Act of 1933 (the “Act”), and may not be sold nor offered in the United States or to any U.S. Person, as defined in the Regulation S of the Act, absent registration or an applicable exemption to the registration requirements.

Conclusion of the dematerialization process

On January 20, 2014, all of Bancolombia S.A.’s issued and outstanding shares will be held and traded exclusively in dematerialized form. Consequently, all of the shares held in physical form will no longer be valid and all future transfers or modifications to the rights held in them will be made through book-entry records made by the Depósito Centralizado de Valores – DECEVAL.

In accordance with the mentioned above, the new ISINs assigned by DECEVAL to the issued and outstanding shares, are the following: Common shares: COB07PA00078 and Preferred Non-Voting Shares: COB07PA00086.

(31) Differences between Colombian Accounting Principles for Banks and U.S. GAAP

The Bank’s Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the SFC and other legal provisions as indicated above. These principles and regulations differ in certain significant respects from U.S. GAAP as indicated above. The principal differences between Colombian banking GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

The following is a summary of adjustments to consolidated net income and consolidated stockholders’ equity.

a)	Reconciliation of consolidated net income:

	2013		2012		2011

Consolidated net income under Colombian banking GAAP attributable to the controlling interest	COP	1,515,127	COP	1,702,046	COP	1,663,894
a) Deferred income taxes		(344,496)		(178,857)		(74,173)
b) Employee benefit plans		(8,196)		3,411		3,328
c) Premises and equipment		75,396		29,455		28,155
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables
e.i) Provisions for loan losses, financial lease losses and other receivables		271,083		53,049		(97,247)
e.ii) Provisions for foreclosed assets		29,126		(1,791)		2,014
f) Loan origination fees and costs		18,162		34,051		20,677
g) Interest recognition on non-accrual loans		15,254		4,638		(1,048)
h) Deferred charges		(30,593)		30,635		23,972
i) Investment securities, derivatives and “REPOS”		(46,971)		(49,209)		(128,703)
j) Dividends received from investments		(7,454)		(7,045)		-
k) Investments in affiliates		(11,055)		6,729		5,901
l) Lessor accounting		35,352		38,125		50,547
m) Business combinations
m.i) Goodwill		10,391		52,788		55,791
m.ii) Intangible assets		(38,691)		(59,805)		(96,584)
m.iii) Fair value adjustments to assets and liabilities acquired		(17,681)		2,994		18,496
n) Securitization		(15,792)		(5,599)		33,608
o) Foreign currency translation adjustment		(42,426)		9,997		(18,737)
p) Non-controlling interest		8,300		3,295		4,821
r) Guarantees and off- balance sheet credit exposures		10,790		(12,444)		(4,584)
s) Insurance Contracts		(23,147)		248		(119)
v) Equity tax		13,495		8,826		(434,675)
w) Contingencies		(339)		(31,974)		(11,698)
Net income attributable to the controlling interest under U.S. GAAP(1)		1,415,635		1,633,563		1,043,636
(p) Non-controlling Interest under U.S. GAAP(1)		42,160		40,008		53,253
Total net income under U.S. GAAP(1)	COP	1,457,795	COP	1,673,571	COP	1,096,889

Net income from continuing operations attributable to the controlling interest	COP	1,415,635	COP	1,584,690	COP	913,992
Income from and disposal of discontinued operations	COP	-	COP	48,873	COP	129,644

During 2013, management became aware that the U.S. GAAP summary of adjustments to consolidated net income in prior years was incorrect in the lines Non-controlling Interest under U.S. GAAP  and Total net income under U.S. GAAP  because a miscalculation on the algebraic sum of both lines. Management is aware that there was an error, evaluated this error and concluded that it was not material to previously issued financial statements however management has elected to revise the presentation of the summary of adjustments to consolidated net income for the years ended December 31, 2012 and 2011 to correct for this error. Additionally, due to this change, other tables that are affected are: Supplemental Consolidated Condensed Stockholders’ Equity, Supplemental Consolidated Statement of Comprehensive Income, U.S. GAAP reconciliation of income tax expense attributable to continuing operations and earnings per share.

(1)Amounts previously reported	2012		2011

Net income attributable to the controlling interest under U.S. GAAP	COP	1,633,563	COP	1,043,636
p) Non-controlling Interest under U.S.GAAP		(40,008)		(53,253)
Total net income under U.S.GAAP	COP	1,593,555	COP	990,383

Net income from continuing operations attributable to the controlling interest	COP	1,584,690	COP	913,992
Income from and disposal of discontinued operations	COP	48,873	COP	129,644

b)   Reconciliation of Stockholders’ Equity:

	2013		2012

Consolidated stockholders’ equity under Colombian banking GAAP attributable to the controlling interest	COP	12,492,846	COP	11,606,955
a) Deferred income taxes		(625,994)		(301,332)
b) Employee benefit plans		1,670		(23,255)
c) Premises and equipment
Premises and equipment (gross)		54,492		514,814
Accumulated depreciation		268,757		68,500
d) Revaluation of assets		(1,224,704)		(637,631)
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables
e.i) Allowance for loan losses, financial lease losses and other receivables		(37,201)		(270,201)
e.ii) Allowance for foreclosed assets		113,105		64,577
f) Loan origination fees and costs		159,157		122,857
g) Interest recognition on non-accrual loans		23,734		8,480
h) Deferred charges		77,591		117,724
i) Investment securities, derivatives and “REPOS”		(103,996)		(526,420)
j) Dividends received from investments		(32,508)		(25,054)
k) Investments in affiliates		126,080		136,492
l) Lessor accounting		14,908		(20,444)
m) Business combinations
m.i) Goodwill		(300,631)		508,929
m.ii) Intangible assets (gross)		817,060		407,395
m.ii) Intangible assets (accumulated amortization)		(333,415)		(280,440)
m.iii) Fair value adjustments to assets and liabilities acquired		410,464		(28,061)
n) Securitization		93,557		104,342
p) Non-controlling interest		198,105		(144,064)
r) Guarantees and off-balance sheet credit exposures		(26,877)		(37,667)
s) Insurance contracts		(138)		-
v) Equity tax		(19,776)		(221,613)
w) Contingencies		268		607
Controlling interest stockholders’ equity under U.S. GAAP		12,146,554		11,145,490
p) Non-controlling interest under U.S. GAAP		313,586		238,226
Total stockholders’ equity under U.S. GAAP	COP	12,460,140	COP	11,383,716

c)	Supplemental Consolidated Condensed Balance Sheet, Statements of Operation, Cash Flows, Stockholders’ Equity, and Comprehensive Income:

The following are the consolidated condensed balance sheets as of December 31, 2013 and 2012, and statements of operation, cash flows, stockholders’ equity, and other comprehensive income, under U.S. GAAP for the years ended December 31, 2013, 2012 and 2011.

Supplemental Consolidated Condensed Balance Sheet

	2013		2012

Assets:
Cash and due from banks (1)	COP	13,316,995	COP	7,760,726
Securities purchased under agreements to resell		2,124,721		431,509
Trading account		6,946,742		6,611,636
Investment securities, net		5,147,029		4,185,058
Loans and Financial Leases		96,172,504		75,999,091
Allowance for loans and financial leases losses		(3,880,849)		(3,627,368)
Premises and equipment,net		2,880,373		2,478,444
Goodwill		3,454,692		1,246,295
Other assets (2)		5,012,801		3,529,216
Total assets	COP	131,175,008	COP	98,614,607
Liabilities and Stockholders' Equity:
Deposits	COP	86,564,260	COP	64,158,434
Short term borrowing		6,171,475		2,186,595
Long term borrowing		19,022,496		15,830,862
Securities sold under agreements to repurchase		1,016,292		44,935
Other liabilities(3)		5,940,345		5,010,065
Total Liabilities	COP	118,714,868	COP	87,230,891
Controlling interest stockholders equity		12,146,554		11,145,490
Noncontrolling interest		313,586		238,226
Total Stockholders' equity	COP	12,460,140	COP	11,383,716
Total Liabilities and Stockholders' equity	COP	131,175,008	COP	98,614,607

(1)	For the years 2013 and 2012 includes, cash and due from banks for COP 11,460,511 and COP 7,167,153 and overnight funds for COP 1,856,484 and COP 593,573, respectively.
(2)	For the years 2013 and 2012 includes, derivatives for COP 530,106 and COP 705,817, prepaid expenses and deferred charges for COP 666,752 and COP 569,380, and other assets for COP 3,815,943 and COP 2,254,019, respectively.
(3)	For the years 2013 and 2012 includes, derivatives for COP 431,551 and COP 570,364, accounts payable for COP 2,611,114 and COP 2,311,221, and other liabilities for COP 2,897,680 and COP 2,128,480, respectively.

Supplemental Consolidated Condensed Statements of Operations

	2013(1)		2012		2011

Total interest income	COP	8,307,867	COP	7,911,826	COP	6,225,188
Total interest expense		(3,306,600)		(3,133,236)		(2,383,524)
Net interest income		5,001,267		4,778,590		3,841,664
Provision of loans, leases and other receivables		(899,087)		(951,222)		(670,324)
Net interest income after provision of loans
leases and other receivables		4,102,180		3,827,368		3,171,340
Other income		3,206,777		2,876,330		2,164,837
Other expenses		(5,100,289)		(4,445,613)		(3,830,821)
Income before income taxes		2,208,668		2,258,085		1,505,356
Income tax expense		(750,873)		(633,387)		(538,111)
Net income from continued operations		1,457,795		1,624,698		967,245
Discontinued operations		-		48,873		129,644
Net Income		1,457,795		1,673,571		1,096,889
Net income attributable to noncontrolling interest		(42,160)		(40,008)		(53,253)
Net income attributable to the controlling interests	COP	1,415,635	COP	1,633,563	COP	1,043,636

(1)	The condensed consolidated financial statements for the year ended December 31, 2013 includes the results of Banistmo and its subsidiaries for the two-month period ended December 31, 2013. See section m) Business combination.

Supplemental Consolidated Condensed Statements of Cash Flows (1)

	2013		2012		2011
Net income attributable to the controlling interest under U.S. GAAP	COP	1,415,635	COP	1,633,563	COP	1,043,636
Adjustments to reconcile net income to net cash provided by operating activities		1,942,052		(1,231,788)		(134,541)
Net cash provided by operating activities		3,357,687		401,775		909,095
Net cash used in investing activities		(13,466,558)		(12,166,508)		(14,384,339)
Net cash provided by financing activities		17,012,514		12,466,932		14,965,763
Increase (decrease) in cash and cash equivalents		6,903,643		702,199		1,490,519
Effect of exchange rate changes on cash and cash equivalents		345,838		(269,292)		134,111
Cash and cash equivalents at beginning of year		8,192,235		7,759,328		6,134,698
Cash and cash equivalents at end of year (2)	COP	15,441,716	COP	8,192,235	COP	7,759,328

Supplemental schedule of noncash financing activities:
Exchange offering of subordinated notes(3):
Aggregate principal amount tendered and accepted		-		(360,736)		-
Aggregate principal amount issued	COP	-	COP	409,263	COP	-

(1)	These consolidated statements of cash flows include the following non-cash transactions for the years 2013, 2012 and 2011 respectively: a) COP 106,888, COP 142,278 and COP 90,088 related to restructured loans that were transferred to foreclosed assets. b) COP 4,086 COP 6,630, and COP 6,271 related to foreclosed assets donation.
(2)	The assets of SPEs subject to consolidation under U.S. GAAP, include cash for an amount of COP 33,070, COP 23,138 and COP 30,331 for 2013, 2012 and 2011, respectively. See Note 31, “n) Securitization”.
(3)	See note 20.

Supplemental Consolidated Condensed Stockholders’ Equity

	2013		2012		2011

Controlling Interest
Balance at beginning of year	COP	11,145,490	COP	8,589,202	COP	8,069,346
Issuance of preferred shares and paid-in capital		-		1,651,917		-
Net income		1,415,635		1,633,563		1,043,636
Dividends declared		(642,278)		(603,094)		(526,773)
Other comprehensive income (loss)		227,707		(126,098)		2,993
Controlling interest stockholders’ equity under U.S. GAAP	COP	12,146,554	COP	11,145,490	COP	8,589,202
Non-controlling Interest under U.S. GAAP
Balance at beginning of year		238,226		206,888		160,526
Net income attributable to non-controlling interest		42,160		40,008		53,253
Net change attributable to non-controlling interest		33,200		(8,670)		(6,891)
Balance at end of year		313,586		238,226		206,888
Total stockholders’ equity under U.S. GAAP	COP	12,460,140	COP	11,383,716	COP	8,796,090

Supplemental Consolidated Statement of Comprehensive Income

	2013		2012		2011

Net income attributable to the controlling interest under U.S. GAAP	COP	1,415,635	COP	1,633,563	COP	1,043,636
Other comprehensive income, net of tax:
Unrealized (loss) or gain on securities available for sale:		(11,089)		19,299		(24,806)
Unrealized holding (losses) gains arising during period		(10,042)		9,976		(2,100)
Less: reclassification adjustment for (losses) gains included in net income		(1,047)		9,323		(22,706)

Pension liability:		22,169		(16,317)		624
Net gain (loss) arising during period		21,366		(17,120)		(191)
Amortization of prior service cost included in net periodic pension cost		803		803		815

Foreign currency translation adjustments		216,627		(129,080)		27,175
Other comprehensive income (loss)		227,707		(126,098)		2,993
Total comprehensive income attributable to the controlling interest under U.S. GAAP		1,643,342		1,507,465		1,046,629
Comprehensive income attributable to the non-controlling interest under U.S. GAAP(1)		42,160		40,008		53,253
Comprehensive income	COP	1,685,502	COP	1,547,473	COP	1,099,882

(1)       See section p) Non-controlling interest.

Total other comprehensive income (loss)

2013
	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale
Unrealized holding (loss) arising during period	COP	(8,621)	COP	(1,421)	COP	(10,042)
Less: reclassification adjustment for gains or (loss) included in net income		8,188		(9,235)		(1,047)
Net unrealized gains (losses)(1)		(433)		(10,656)		(11,089)
Additional pension liability
Net gain (loss) arising during period		32,372		(11,006)		21,366
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(414)		803
Additional pension liability, net		33,589		(11,420)		22,169
Foreign currency translation adjustment		250,148		(33,521)		216,627
Other comprehensive income (loss)	COP	283,304	COP	(55,597)	COP	227,707

(1)	Includes COP (30,947) related to non taxable unrealized gains.

2012
	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale
Unrealized holding gains arising during period	COP	2,273	COP	7,703	COP	9,976
Less: reclassification adjustment for gains or (losses) included in net income		18,965		(9,642)		9,323
Net unrealized gains (losses)(1)		21,238		(1,939)		19,299
Additional pension liability
Net loss arising during period		(25,939)		8,819		(17,120)
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(414)		803
Additional pension liability, net		(24,722)		8,405		(16,317)
Foreign currency translation adjustment		(129,080)		-		(129,080)
Other comprehensive income (loss)	COP	(132,564)	COP	6,466	COP	(126,098)

(1)	Includes COP 15,301 related to non taxable unrealized gains.

2011
	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale
Unrealized holding (losses) or gains arising during period	COP	(6,315)	COP	4,215	COP	(2,100)
Less: reclassification adjustment for (losses) or gains included in net income		(34,360)		11,654		(22,706)
Net unrealized (losses) or gains(1)		(40,675)		15,869		(24,806)
Additional pension liability
Net loss arising during period		(286)		95		(191)
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(402)		815
Additional pension liability, net		931		(307)		624
Foreign currency translation adjustment		27,175		-		27,175
Other comprehensive income (loss)	COP	(12,569)	COP	15,562	COP	2,993

(1) Includes COP 7,571 related to non taxable unrealized gains.

Total accumulated other comprehensive income

	Unrealized				Foreign		Accumulated
	Gains (Losses)				Currency		Other
	on		Pension		Translation		Comprehensive
	Securities, net of taxes		Liability, net of taxes		Adjustment		Income

Beginning balance 2011	COP	(4,324)	COP	(9,541)	COP	(163,006)	COP	(176,871)
OCI Before reclassifications		(2,100)		(191)		27,175		24,884
Amounts reclassified from AOCI		(22,706)		815		-		(21,891)
Net current-period OCI		(24,806)		624		27,175		2,993
Ending balance 2011	COP	(29,130)	COP	(8,917)	COP	(135,831)	COP	(173,878)

Beginning balance 2012	COP	(29,130)	COP	(8,917)	COP	(135,831)	COP	(173,878)
OCI Before reclassifications		9,976		(17,120)		(129,080)		(136,224)
Amounts reclassified from AOCI		9,323		803		-		10,126
Net current-period OCI		19,299		(16,317)		(129,080)		(126,098)
Ending balance 2012	COP	(9,831)	COP	(25,234)	COP	(264,911)	COP	(299,976)

Beginning balance 2013	COP	(9,831)	COP	(25,234)	COP	(264,911)	COP	(299,976)
OCI Before reclassifications		(10,042)		21,366		216,627		227,951
Amounts reclassified from AOCI		(1,047)		803		-		(244)
Net current-period OCI		(11,089)		22,169		216,627		227,707
Ending balance 2013	COP	(20,920)	COP	(3,065)	COP	(48,284)	COP	(72,269)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income		Amount Reclassified from Accumulated Other Comprehensive Income		Amount Reclassified from Accumulated Other Comprehensive Income		Affected Line Item in the Statement Where Net Income Is Presented
	2013		2012		2011
Available for sale securities
	COP	8,188	COP	18,965	COP	(34,360)	Total interest income/(expense)
		(9,235)		(9,642)		11,654	Tax (expense) or benefit
	COP	(1,047)	COP	9,323	COP	(22,706)	Net of tax

Amortization of defined benefit pension items
	COP	1,217	COP	1,217	COP	1,217	Other expenses
		(414)		(414)		(402)	Tax (expense) or benefit
	COP	803	COP	803	COP	815	Net of tax

Summary of significant differences and required U.S. GAAP disclosures

a) Deferred income taxes:

Deferred tax assets or liabilities must be recorded for all temporary differences raised in the current period based on the consolidated statement of operations when comparing the amount of recognized income and expenses for accounting and tax purposes.

Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized. For the years ended December 31, 2013, 2012 and 2011, part of the deferred income taxes included the tax benefits received upon the acquisition of certain property and equipment.

Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2013, 2012 and 2011:

	2013		2012		2011

Domestic pre-tax income	COP	2,006,500	COP	1,876,676	COP	1,224,511
Foreign pre-tax income		202,168		441,719		427,531
Total pre-tax income	COP	2,208,668	COP	2,318,395	COP	1,652,042

	2013		2012		2011

Domestic current income tax expense	COP	402,169	COP	404,452	COP	333,115
Foreign current income tax expense		76,398		79,342		77,307
Total current income tax expense	COP	478,567	COP	483,794	COP	410,422
Domestic deferred income (benefit) expense	COP	270,599	COP	147,918	COP	109,305
Foreign deferred income (benefit) expense (1)		1,707		13,112		35,426
Total deferred income (benefit) expense	COP	272,306	COP	161,030	COP	144,731
Total income tax	COP	750,873	COP	644,824	COP	555,153

(1)	In 2013, 2012 and 2011 the foreign currency adjustment of the foreign subsidiaries’ deferred tax assets and liabilities amounted to COP 5,733, COP 2,139, and COP (13,600) respectively.

	2013		2012		2011

Income tax relating to continuing operations	COP	750,873	COP	633,387	COP	538,111
Income tax relating to discontinued operations(1)		-		11,437		17,042
Income tax	COP	750,873	COP	644,824	COP	555,153

(1)	Includes income taxes related to discontinued operations of Todo 1, Asesuisa, and AFP Crecer, for the years, 2012 and 2011. See Note 31 q) Discontinued Operations.

Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2013 and 2012 were as follows:

	2013		2012
Deferred tax assets and liabilities – U.S. GAAP

Deferred tax assets:
Accrual of employee benefits	COP	70,377	COP	77,669
Allowance for loan losses		182,883		151,721
Allowance for foreclosed assets		166		166
Premises and equipment		231,690		264,100
Loss carryforwards and excess of presumed income over ordinary income		116,133		104,044
Unrealized loss on forwards, futures and swaps		854		11,450
Accrued expenses		21,053		18,009
Unrealized loss on investments in trading securities		155		957
Goodwill		280,207		-
Unrealized loss on investments in available for sale securities		9,654		18,044
Other		10,796		27,845
Total gross deferred tax assets		923,968		674,005
Less valuation allowance		(34,970)		(48,825)
Net deferred tax asset	COP	888,998	COP	625,180
Deferred tax liabilities:
Unrealized gain on investments in available for sale securities		15		1,112
Premises and equipment		64,205		34,161
Allowance for loan losses		25,624		6,166
Allowance for foreclosed assets		33,983		20,851
Loan origination fees and costs		53,137		41,895
Unrealized gains on forwards, futures and swaps		36,616		53,279
Intangible assets		126,652		38,176
Inflation adjustments		12,088		12,088
Deferred charges		31,252		40,335
Business combination		28,743		27,577
Unrealized gains on investments in trading securities		62,661		60,460
Unamortized premium on loans and financial leases		98,150		-
Securitization		32,900		38,269
Other		30,558		21,688
Total deferred tax liabilities	COP	636,584	COP	396,057

Net deferred tax assets – U.S. GAAP	COP	252,414	COP	229,123
Net deferred tax (liability)/assets under Colombian banking GAAP		42,236		(140,357)
Difference related to deferred income taxes		210,178		369,480
Difference related to the application of ASC 740-10-25-51 to the cost basis of certain premises and equipment		(836,172)		(670,812)
Difference to be recognized under U.S. GAAP stockholders’ equity	COP	(625,994)	COP	(301,332)

Application of ASC 740-10-25 on asset purchases during 2013 and 2012 resulted in a decrease of premises and equipment by COP 175,833 in 2013 and COP 206,076 in 2012.

On December 26, 2012, pursuant to law 1607 of 2012, Congress established and defined new criteria applicable to income tax and value added tax, among others. Under the new tax regime, Colombian companies and individuals are required to calculate annually the Impuesto sobre la Renta para la Equidad (“CREE”).

The applicable statutory tax rate for CREE is 9% from 2013 to 2015 and 8% in subsequent years. The CREE does not allow the discounting of carry forward losses neither the excess of presumptive income to establish the related taxable income. Therefore, deferred income tax expense (benefit) at December 31, 2012 and 2013, were determined using a rate of 25% for carry forward losses and excess of presumptive income, a rate of 34% for other temporary differences which will be reversed up to year 2015 and a rate of 33% for other temporary differences that will be reversed from year 2016, considering that all temporary differences related to CREE will be reversed at 9%. The deferred income tax at December 31 2011 was determined using a rate of 33%.

The valuation allowance for deferred tax assets as of December 31, 2013 and 2012 was COP 34,970 and COP 48,825, respectively. The net change in the total valuation allowance for the year ended December 31, 2013 was a decrease of COP 13,855, and for the year ended December 31, 2012 was an increase of COP 29,242. The valuation allowance relates to the following: loss carryforwards, excess of presumed income over ordinary income, and higher fiscal costs of certain premises and equipment.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level basis of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2013. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The tax rates mentioned above differs from the 34.66%, 28.30% and 34.72% effective tax rates for years 2013, 2012 and 2011, respectively, (previously reported 28.29% and 34.95%, for fiscal years 2012 and 2011, respectively) due to the following:

	2013		2012		Amounts previously reported 2012		2011		Amounts previously reported 2011
Reconciliation of the income tax
Income before tax U.S. GAAP (1)	COP	2,208,668	COP	2,318,395	COP	2,319,502	COP	1,652,042	COP	1,641,582
Non-controlling interest		42,160		40,008		(40,008)		53,253		(53,253)
Income before tax U.S. GAAP attributable to the controlling interest		2,166,508		2,278,387		2,279,494		1,598,789		1,588,329
Income tax as per statutory rate		563,678		750,110		753,334		523,713		524,149
Foreign profits taxed at other rates		14,925		(2,942)		3,121		(26,119)		(29,654)
Foreign profits exempt from tax		(4,474)		(63,119)		(63,119)		(26,146)		(26,146)
Non-deductible items		93,369		101,941		101,941		118,864		118,864
Equity tax adjustment under U.S. GAAP		(4,588)		(3,001)		(3,001)		143,443		143,443
Difference between net operating loss carry forwards and presumed income		25,345		60,236				25,995
Non-taxable income
Interest on mortgage backed securities (“TIPS”)		(23,090)		(54,437)		(54,437)		(59,751)		(59,751)
Interest on residential mortgage loans VIS (2)		(54,701)		(60,419)		(60,419)		(44,852)		(44,852)
Dividends Received		(10,271)		(20,489)		(20,489)		(37,011)		(37,011)
Gain on exchanged equity securities		(6,664)		(16,074)		(16,074)		(31,580)		(31,580)
Other non-taxable		(9,910)		(2,460)		(2,460)		(8,340)		(8,340)
Total Non-taxable income		(104,636)		(153,879)		(153,879)		(181,534)		(181,534)
Estimated current income tax occasional income		1,761		-		-		-		-
Tax for Equity "CREE"		134,048		-		-		-		-
Increase (decrease) valuation allowance		(13,856)		29,242		29,242		871		871
Others		45,301		(73,764)		(22,815)		(23,934)		5,160
Income tax	COP	750,873	COP	644,824	COP	644,824	COP	555,153	COP	555,153

(1)	For continuing and discontinued operations.
(2)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia (currently COP 80).

At December 31, 2013 and 2012, the Bank had undistributed earnings of foreign subsidiaries amounting to COP 1,103,037 and COP 846,587 respectively, on which deferred income taxes have not been provided because earnings are expected to be reinvested indefinitely outside of Colombia. Upon distribution of those earnings in the form of dividends or otherwise, the Bank would be subject to income tax.

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

The Bank records interest and penalties related to the unrecognized tax benefits (UTB) in other expenses in the Consolidated Statements of Operations. For the years ended December 31, 2013, 2012, and 2011, there was no recognition of interest and penalties.

The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

LOCAL SUBSIDIARIES
Bancolombia S.A.	2011 – 2013
Leasing Bancolombia S.A. Compañía de Financiamiento	2011 – 2013
Factoring Bancolombia S.A. Compañía de Financiamiento	2009 – 2013
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	2011 – 2013
Banca de Inversión Bancolombia S.A. Corporación Financiera	2011 – 2013
Valores Bancolombia S.A. Comisionista de Bolsa	2010 – 2013
Compañía de Financiamiento Tuya S.A.	2011 – 2013
Renting Colombia S.A.	2008 – 2013

FOREIGN SUBSIDIARIES
Banco Agrícola S.A.	2010 – 2013
Banistmo S.A.	2011 – 2013

b)    Employee benefit plans:

Under both Colombian banking GAAP and U.S. GAAP the recognition of pension costs is based on actuarial computations; however, the methodologies prescribed by each accounting framework differ from one another, as indicated below:

Pension Plan

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2013 and 2012 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. Actuarial gains or losses and prior service cost have been fully recognized in the Consolidated Statement of Operations. As of December 31, 2013, there were 781 participants (810 in 2012) covered by the Plan.

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

Severance obligation

Colombia.

Under Colombian labor regulations, employees hired before 1990 are entitled to receive one month’s salary for each year of service as a severance benefit. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds. The Bank’s severance obligations relate to employees hired before 1990.

Under Colombian banking GAAP, the liability for this unfunded employee benefit plan is recorded on an accrual basis. For U.S. GAAP purposes, the liability is calculated and recorded on an actuarial basis by pension plan.

As of December 31, 2013, there were 1,070 participants (1,166 in 2012) remaining in the severance plan.

Panama.

As a result of the recent acquisition, the Bank assumed the obligations related to the termination indemnity plan and the pension plan of Banistmo (formerly HSBC Bank Panama).

Under Panamanian labor law, upon termination of any contract of indefinite duration, no matter the cause of termination, the employee is entitled to receive from the employer a seniority premium (termination indemnity plan) at the rate of one week’s pay for each year worked, since the beginning of the working relationship. The benefit obligation at end of the year amounted to COP 4,716. As of December 31, 2013, there were 2,300 participants covered by the plan.

Retirement Pension Premium Plan and Senior Management Pension Premium Plan

Colombia.

Under Colombian labor regulations, employers and employees are entitled to negotiate compensation, other than the retirement benefit prescribed by law, by means of private agreements. The Bank’s employees participating in defined contribution plans are entitled to receive, on their retirement date, a one-time premium at the time based on the salary of the employee at their retirement date.

In 2011, the Bank officially established a retirement benefit plan for its senior management executives. Under this new plan, the executives are entitled to receive a one-time premium payment on their retirement date based on the number of years of service to the organization. The calculation of senior management pension plan premium payment obligation was performed using actuarial valuations over the expected years of employment under both Colombian banking GAAP and U.S. GAAP.

Panama.

The pension plan for Banistmo and its subsidiaries provides defined benefits based on average salary paid during the most recent 120 months before retirement and years of service of certain employees entitled to receive the benefits. The pension plan is applicable for any individual employed by Chase Manhattan Corporation, N.A. (which merged with HSBC Bank Panama in the year 2000) in Panama on July 31, 2000 who became employee of Banistmo on August 1, 2000 after the acquisition. The pension benefit vests after 10 years of service in both Banistmo and those transferred from previous service with Chase. The benefit obligation at end of the year amounted to COP 9,878. As of December 31, 2013, there were 75 participants covered by the plan.

Plan assets

The Bank, through its subsidiary Banistmo, has established a plan assets to secure benefits promised by Banistmo to the employees entitled to received the Pension Plan under the terms described above and to comply with the Panamanian labor code, which specifies the terms for securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).

Banistmo’s pension and termination indemnity plan assets consider investments in fixed-term deposits, in order to reduce the investment risk. The plan assets are managed by a trustee (third party), and for the Pension Plan, the assets allocation is periodically reviewed by Banistmo and, when necessary, adjusted according to the investment strategy.

The expected return on assets assumption represents the long term rate of return based on analysis of historical returns, historical asset class volatilities and the fund’s past experience.

The net charge to the Consolidated Statement of Operations mainly comprises: the current service cost, plus interest cost, less the expected return on plan assets, and is presented in ‘Other expenses’.

Under U.S. GAAP all these plan investment assets are measured at fair value using significant unobservable inputs and therefore are classified as Level 3.

Disclosure and calculation of differences under U.S. GAAP

	2013		2012		2011

Components of net periodic benefit cost
Service cost	COP	6,784	COP	6,057	COP	6,062
Interest cost		15,907		19,042		22,268
Expected return on assets		(88)		-		-
Amortization of prior service cost		1,217		1,217		1,217
Amortization of net transition obligation		198		304		304
Amortization of net (gain) or loss		1,682		(906)		(1,593)
Recognition of premium under pension plan for senior management		-		-		15,111
Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		25,700		25,714		43,369
Net periodic pension cost under Colombian banking GAAP		17,504		29,125		46,697
Difference to be recognized under U.S. GAAP (loss)/ gain	COP	(8,196)	COP	3,411	COP	3,328

The combined costs and expected return on assets for the above-mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2013, 2012 and 2011, are summarized below:

	2013		2012		2011

Change in projected benefit obligation
Unfunded benefit obligation at beginning of year	COP	214,290	COP	191,079	COP	169,356
Unfunded benefit obligation assumed for Banistmo at October 31, 2013		14,288
Recognition of premium under pension plan for senior management		-		-		15,111
Service cost		6,767		6,057		6,062
Interest cost		18,055		19,042		22,268
Actuarial (gain)/loss		(31,630)		25,337		(1,003)
Benefits paid		(26,303)		(27,225)		(20,715)
Foreign currency exchange rate		288		-		-
Unfunded benefit obligation at end of year	COP	195,755	COP	214,290	COP	191,079

Accrued benefit cost under Colombian banking GAAP		(195,934)		(191,035)		(189,135)

Difference to be recognized under U.S. GAAP Stockholders’ equity	COP	179	COP	(23,255)	COP	(1,944)

	2013

Change in plan assets
Fair value of plan assets at beginning of year	COP	-
Fair value of plan assets acquired for Banistmo at October 31, 2013		15,017
Actual return on plan assets		12
Benefits paid from the plan		(42)
Foreign currency exchange rate changes		379
Fair value of plan assets a the end of the year		15,366

Plan Assets under Colombian banking GAAP		13,875

Difference to be recognized under U.S. GAAP Stockholders’ equity	COP	1,491

	2013		2012

Net Amount Recognized in the Consolidated Balance Sheet at December 31,
Statement of Financial Position
Current Liabilities	COP	5,907	COP	6,169
Non-current Liabilities		166,097		185,476
Amount Recognized in Financial Position	COP	172,004	COP	191,645

Accumulated Other Comprehensive Income
Net Actuarial Gain (Loss)	COP	1,105	COP	(31,069)
Net Prior Service (Cost)/Credit		(6,033)		(7,250)
Net Transition Obligation		-		(198)
Total at December 31		(4,928)		(38,517)
Deferred income tax		1,863		13,283
Accumulated other comprehensive Income/(loss)	COP	(3,065)	COP	(25,234)

Amount recognized in the Bank´s Condensed Consolidated Balance Sheet at December 31, 2013 and 2012 are exposing as shown below:

	2013		2012

Other Assets	COP	15,366	COP	-
Other Liabilities		195,755		214,290
Unfunded status	COP	180,389	COP	214,290

The changes in Accumulated Other Comprehensive Income that took place during the years 2013 and 2012 are described as follows:

	2013		2012
Increase (Decrease) in Accumulated Other Comprehensive Income

Recognized during year - Transition Obligation	COP	198	COP	304
Recognized during year - Prior Service Cost		1,217		1,217
Recognized during year - Net Actuarial Losses/(gains)		544		(906)
Occurring during year - Net Actuarial Gains (losses)		31,630		(25,337)
Accumulated other comprehensive Income/(loss) in current year	COP	33,589	COP	(24,722)

The Bank expects the following amounts in accumulated other comprehensive income to be recognized as components of net periodic pension cost during 2014:

Net transition obligation	COP	-
Net prior service cost		1,217
Net (gain)		(1,244)
Total	COP	(27)

The economic assumptions used in determining the actuarial present value of the pension obligation and the projected pension obligations for the plan years, in nominal terms, were as follows:

	2013	2012	2011

Discount rate	5.50%(1) and 7.00%	6.20%	7.50%
Expected long-term rate of return on plan assets	2.65%	-	-
Rate of compensation increases	3.50%(1) and 5.00%	5.00%	5.50%
Rate of pension increases	3.00%	3.50%	4.00%

(1)	Corresponds to the employee benefit plans for Banistmo and its subsidiaries.

Estimated Future Benefit Payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits		Other Benefits(1)

2014	COP	12,721	COP	23,136
2015		12,854		3,118
2016		12,708		9,000
2017		12,831		21,320
2018		12,777		19,063
Years 2019-2023		60,463		119,725

(1)	Includes expected future benefit payments for severance obligation, termination indemnity, senior management retirement premium and pension plan premium.

c)	Premises and equipment, excluding tax implications

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

For the years ended December 31, 2013 and 2012, the Bank has not recognized any reconciliation adjustment in results under U.S. GAAP, due to the fact that there was no sale of non-monetary assets adjusted for inflation acquired before January 1, 1992.

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

The following tables show the adjustments for each item:

	Net Income
	December 31, 2013		December 31, 2012		December 31, 2011
Items
Capitalization of interest cost	COP	(1,085)	COP	(1,085)	COP	1,017
Depreciation expense of premises and equipment held by the Fund “See note 31 (i)” (1)		-		(21,402)		(17,295)
Assets held for sale		57		(38)		433
Recovery (impairment) of long- lived assets		(884)		4,483		998
Reversal of depreciation of premises and equipment acquired with income tax benefits		77,308		47,497		43,002
Total	COP	75,396	COP	29,455	COP	28,155

	Stockholders’ equity
	December 31, 2013		December 31, 2012
Items
Inflation adjustment	COP	35,553	COP	35,553
Capitalization of Interest Cost		19,160		19,160
Premises and equipment of the Fund "See note 31 (i)"(1)		-		462,052
Assets held for sale		49		(8)
Impairment of long-lived assets		(270)		(1,943)
Total adjustment premises and equipment (gross)		54,492		514,814
Accumulated depreciation interest cost		(5,088)		(4,002)
Accumulated depreciation of the Fund “See note 31 (i)”		-		(124,032)
Reversal of accumulated depreciation of premises and equipment acquired with income tax benefits		273,845		196,534
Total accumulated depreciation		268,757		68,500
Total	COP	323,249	COP	583,314

(1)	As of December 31, 2013, the Bank consolidated the FCP Colombia Inmobiliaria (the “Fund”) under Colombian GAAP, an entity with the purpose of investing in real estate property, due to the increase of its voting right participation in this fund. The total amount of the premises and equipment of FCP Colombia Inmobiliaria was COP 507,599. See note 31(i).

Differences related to the application of ASC 740-10-25-51 to the cost basis of certain premises and equipment amounted to COP (836,172) in 2013 and COP (670,812) in 2012 have been included in item a) Deferred income taxes.

d)	Revaluation of assets

According to Colombian banking GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and  the effects of the increase or decrease are recorded in the Balance Sheet under the assets caption “Reappraisal of assets” and in the stockholders’ equity caption “Surplus from reappraisals of assets”. Under U.S. GAAP, reappraisals of assets are not permitted and thus these amounts are reversed.

Due to the consolidation of the FCP Colombia Inmobiliaria (the “Fund”), the total amount of reappraisals of assets increased by COP 405,161 and thus, the relevance in the change of the adjustment of reconciliation to U.S. GAAP for the year.

e)	Allowance for loan losses, financial leases, foreclosed assets and other receivables

As established by the SFC, the methodology for evaluating loans and financial leases under Colombian banking GAAP, as discussed in Note 2 (i), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentages estimated or established by the SFC according to past due days. Under Colombian banking GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to the statements of operations.

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

During 2013, management made enhancements to the estimation process for evaluating the adequacy of the general reserve component of the allowance for loan losses. The enhancements to the allowance for loan losses methodology, which are described in the paragraphs below, were implemented as of December 31, 2013, and resulted in a net decrease to the allowance for loan losses of COP 136,788, and COP 179,836 at the end of 2012.

The following are the principal changes to the methodology made during 2013 to improve the risk rating model for assessing of probability of default, which presented the following enhancements:

•	Update to the risk rating model to establish a greater granularity stratification of the loan to enhance the homogeneity of the loan classes and economic sectors portfolio. This improves a better discriminant capacity of model, and obtains a broader set of risk ratings that allow a better determination of client risk. These enhancements resulted in a decrease to the allowance for loan losses of COP 77,304 at December, 2013, and COP 86,049 at the end of 2012.

•	Recalibration of the application scorecard for individuals. During 2013, was incorporated a new application scorecard, which will be used to calculate default´s probability of the newly disbursed loans. Also, the definition of new client has changed, in order to be aligned with client definition of the new application scorecard. The combined effect of the aforementioned changes to the score resulted in a decrease to the allowance for loan losses of COP 59,484 at December 31, 2013, and COP 93,788 at the end of 2012.

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

Foreclosed assets

Under Colombian banking GAAP the SFC requires that a bank records a provision equal to a percentage of the carrying value of the asset before the legal term for the sale expires (no later than two years after the foreclosure date), considering a percentage equal to 60% for real estate and 70% for other foreclosed assets. This provision must be recorded in straight-line monthly installments within the two years following the bank’s receipt of the asset. Once the two year period has expired, the provision must be increased to 80% and 100%, respectively.

Also, it is the Bank’s policy, to increase the provision to 100% of its book value if a foreclosed asset is not sold within five years in the Bank’s possession.

Under U.S. GAAP, foreclosed assets are recorded as assets held for sale at the lower of the net carrying amount of the loan or fair value of the assets less its cost to sell.

The following summarizes the allowance for loan and financial lease losses and foreclosed assets under Colombian banking GAAP and U.S. GAAP:

	2013		2012

Allowance for loans losses , financial lease, and other receivables under Colombian banking GAAP	COP	(4,221,045)	COP	(3,383,306)
Difference in the allowance recognized in item e.i) Allowance for loan losses, financial leases loses and other receivables		(37,201)		(270,201)
(+) Increases in the allowance included within the following GAAP differences in the reconciliation:
Allowance on interests on the difference related to non-accrual loans presented in item (g) – interest recognition on non-accrual loans		(42,956)		(14,558)
Allowance on finance leases accounted for as operating leases under Colombian banking GAAP presented in item (l) lessor accounting		(53,515)		(60,340)
Allowance on loans acquired in Banagricola’s business acquisition presented in item (m) – business combinations		(30,605)		(36,220)
Allowance on other receivables for securitized non-performing loans presented in item (n) securitization		(1,200)		(1,069)
(+) Unamortized premium from Banistmo S.A		363,340		-
(+) GAAP difference related to the provision for credit losses on commitments to extend credit recognized in item (e) Allowance for loans losses , financial lease, and other receivables		142,333		138,326

Allowance for loans losses , financial lease, and other receivables under U.S. GAAP	COP	(3,880,849)	COP	(3,627,368)

Allowance for foreclosed assets under Colombian banking GAAP	COP	(276,951)	COP	(190,537)
Difference in the allowance recognized in item e.ii) Allowance for foreclosed assets		113,105		64,577
Allowance for foreclosed assets under U.S. GAAP	COP	(163,846)	COP	(125,960)

	2013			2012			2011
Difference recognized in net income under U.S. GAAP
Allowance for loans, financial lease losses and other receivables	COP	271,083	(1)	COP	53,049		COP	(97,247)
Allowance for foreclosed assets		29,126	(2)		(1,791	)(3)		2,014
	COP	300,209		COP	51,258		COP	(95,233)

(1)	For 2013, the difference of COP 233,000 between the reconciliations for the years 2013 COP (37,201) and 2012 COP (270,201) that are recognized as adjustments to Colombian banking GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP for COP 271,083 in the amount of COP (38,083) due to the adjustment related to the difference between the allowance recorded under Colombian banking GAAP and under U.S. GAAP as result of the Banistmo and its subsidiaries acquisition at October 28, 2013.
(2)	For 2013, the difference of COP 48,528 between the reconciliations for the years 2013 COP 113,105 and 2012 COP 64,577 that are recognized as adjustments to Colombian banking GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP for COP 29,126 in the amount of COP 19,402 due to the cumulative translation adjustment related to foreign operations recorded in the other comprehensive income for COP 2,210 and the adjustment related to the difference between the allowance recorded under Colombian banking GAAP and under U.S. GAAP as result of the Banistmo and its subsidiaries acquisition at October 28, 2013 for COP 17,192.
(3)	For 2012, the difference of COP (4,792) between the reconciliations for the years 2012 COP 64,577 and 2011 COP 69,369 that are recognized as adjustments to Colombian banking GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP for COP (1,791) in the amount of COP (3,001) due to the cumulative translation adjustment related to foreign operations recorded in other comprehensive income.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013		2012		2011

Allowance at the beginning of the year	COP	(3,627,368)	COP	(3,275,199)	COP	(2,908,013)
Sale of subsidiaries		-		1,303		(150)
Provision for credit losses		(914,189)		(951,222)		(670,324)
Effect of changes in foreign exchange rates		(39,221)		36,963		(10,545)
Charge-offs		931,325		728,606		557,674
Recoveries of charged-off loans		(231,396)		(167,819)		(244,141)
Allowance at the end of the year	COP	(3,880,849)	COP	(3,627,368)	COP	(3,275,199)

Allowance for credit losses on commitments to extend credit at beginning of the year	COP	(138,326)	COP	(32,827)	COP	(11,211)
Provision on off-balance sheet credit instruments		(4,007)		(105,499)		(21,616)
Allowance for credit losses on commitments to extend credit at end of the year	COP	(142,333)	COP	(138,326)	COP	(32,827)

Gross Loans and financial leases		96,172,504		75,999,091		67,151,490
Allowance at the end of the year as a percentage of gross loans		4.04%		4.77%		4.81%
Provision for credit losses as a percentage of gross loans		0.95%		1.25%		1.03%

The average recorded investments in impaired loans for each segment for the year ended December 31, 2013 and 2012, were as follows:

	2013				2012
	Average				Average
	Impaired loans		Allowance		Impaired loans		Allowance
Commercial	COP	2,427,743	COP	1,141,451	COP	2,216,790	COP	998,281
Consumer		992,805		609,518		810,195		526,813
Residential Mortgage		448,429		183,381		297,251		138,470
Small Business Loans		46,255		30,366		38,994		25,253
Financial Leases		436,347		139,403		400,958		115,532
	COP	4,351,579	COP	2,104,119	COP	3,764,188	COP	1,804,349

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to COP 594,890, COP 492,426 and COP 413,825 for the years ended December 31, 2013, 2012 and 2011 respectively.

For the years ended December 31, 2013, 2012 and 2011, the Bank recognized interest income from impaired loans others than TDRs of approximately COP 279,599, COP 270,379 and COP 182,007, respectively, on such impaired loans.

The balance of the portfolio representing small balance homogeneous loans was evaluated under a collective allowance methodology by segment, and amounted to COP 94,270,552 and COP 74,470,754 at December 31, 2013 and 2012, respectively.

The Bank grants loans to customers in the following segments: residential mortgage, commercial, consumer, small business loans and through financial leases. A substantial portion of the Bank loan portfolio is represented by commercial loans throughout Colombia.

 Under U.S. GAAP loans are recorded at their principal outstanding balance less allowance for impairment and include loan origination fees and costs, accrued interest receivables and accrued interest unearned income is recorded as a liability.

The loan portfolio under U.S. GAAP amounting to COP 96,172,504 differs from the loan portfolio under Colombian banking GAAP amounting to COP 90,095,143, which includes principal amounting to COP 89,459,542 and receivables amounting to COP 635,601, due to the consolidation of the loan portfolio of SPEs, the premium on the fair value of the loans purchased in the acquisition of Banistmo and its subsidiaries, and the reclassification of prepayments to suppliers1 as receivables and the operating leases classified as finance leases under U.S. GAAP.

As of December 31, 2013 the loan portfolio under U.S. GAAP of Banistmo and its subsidiaries amounting to COP 10,982 which represents 11.42% of the Bank’s loan portfolio. The Commercial and Mortgage segments are the main types of the loans comprised in the portfolio of Banistmo and its subsidiaries, they represent 52.55% and 25.84% of the total loans, respectively.

The following summarizes the carrying amount of each segment of financing receivable and the respective allowance for credit losses under U.S. GAAP. See Note 2 (i) “Loans and financial leases”:

Loan Portfolio by Loan Type
December 31, 2013

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Loans and financial leases	COP	52,430,252	COP	16,889,290	COP	11,521,584	COP	517,134	COP	17,774,295	COP	99,132,555
Accrued interest receivable		370,183		145,240		46,975		5,722		67,481		635,601
Loans origination fees and costs		4,323		114,804		22,723		6,327		10,980		159,157
Unearned income		(82,319)		-		-		-		(3,742,602)		(3,824,921)
Unamortized discounts or premiums		53,571		9,153		6,515		366		507		70,112
Carrying Amount	COP	52,776,010	COP	17,158,487	COP	11,597,797	COP	529,549	COP	14,110,661	COP	96,172,504

Allowance for loans losses , financial lease, and other receivables under U.S. GAAP		(1,843,728)		(1,206,435)		(374,283)		(61,033)		(395,370)		(3,880,849)

Loans and financial leases net	COP	50,932,282	COP	15,952,052	COP	11,223,514	COP	468,516	COP	13,715,291	COP	92,291,655

(1)	Corresponds to expenditures incurred by the Bank before signing off the leasing contract. Under Colombian banking GAAP, they are not considered as loans, but under U.S. GAAP they are considered as receivables.

Loan Portfolio by Loan Type
December 31, 2012

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Loans and financial leases	COP	42,023,954	COP	12,875,680	COP	7,782,115	COP	334,829	COP	15,866,173	COP	78,882,751
Accrued interest receivable		315,154		132,315		36,323		4,576		51,686		540,054
Loans origination fees and costs		15,270		76,886		17,721		4,020		8,959		122,856
Unearned income		(6,185)		-		-		-		(3,589,833)		(3,596,018)
Unamortized discounts or premiums		49,448		-		-		-		-		49,448
Carrying Amount	COP	42,397,641	COP	13,084,881	COP	7,836,159	COP	343,425	COP	12,336,985	COP	75,999,091

Allowance for loans losses , financial lease, and other receivables under U.S. GAAP		(1,648,890)		(1,141,198)		(399,209)		(55,816)		(382,255)		(3,627,368)

Loans and financial leases net	COP	40,748,751	COP	11,943,683	COP	7,436,950	COP	287,609	COP	11,954,730	COP	72,371,723

Loans and asset quality

The following tables are presented for each portfolio segment of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Allowance for credit losses

The following table sets forth the changes in the allowance and an allocation of the allowance by loan type:

Allowance for Credit Losses and Recorded Investment in Loans and financial leases
For the year ended December 31, 2013

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total
Allowance for credit losses:

Beginning Balance	COP	(1,648,890)	COP	(1,141,198)	COP	(399,209)	COP	(55,816)	COP	(382,255)	COP	(3,627,368)
Provision, net		(322,047)		(598,041)		50,118		(23,280)		(20,939)		(914,189)
Charge-offs		262,200		629,478		496		19,482		19,669		931,325
Recoveries of charges-offs		(118,433)		(81,312)		(21,887)		(1,132)		(8,632)		(231,396)
Effect of difference in exchange rate		(16,558)		(15,362)		(3,801)		(287)		(3,213)		(39,221)
Ending Balance	COP	(1,843,728)	COP	(1,206,435)	COP	(374,283)	COP	(61,033)	COP	(395,370)	COP	(3,880,849)

Ending balance: individually evaluated for impairment	COP	(800,591)	COP	(3,655)	COP	(5,018)	COP	-	COP	(35,520)	COP	(844,784)
Ending balance: collectively evaluated for impairment		(1,043,137)		(1,202,780)	COP	(369,265)		(61,033)		(359,850)		(3,036,065)

Ending balance	COP	(1,843,728)	COP	(1,206,435)	COP	(374,283)	COP	(61,033)	COP	(395,370)	COP	(3,880,849)

Loans and financial leases

Ending balance: individually evaluated for impairment	COP	1,629,579	COP	34,464	COP	82,097	COP	-	COP	155,812	COP	1,901,952
Ending balance: collectively evaluated for impairment		51,146,431		17,124,023		11,515,700		529,549		13,954,849		94,270,552 (1)

Ending balance	COP	52,776,010	COP	17,158,487	COP	11,597,797	COP	529,549	COP	14,110,661	COP	96,172,504

(1) Includes allowance for COP 1,687,695 related to impaired loans.

Allowance for Credit Losses and Recorded Investment in Loans and financial leases
For the year ended December 31, 2012

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total
Allowance for credit losses:

Beginning Balance	COP	1,522,345	COP	989,314	COP	393,188	COP	51,381	COP	318,971	COP	3,275,199
Sale of Asesuisa S.A. and Asesuisa Vida		(1,303)		-		-		-		-		(1,303)
Provision, net		257,019		592,425		(5,674)		22,650		84,802		951,222
Charge-offs		(201,425)		(478,066)		(753)		(18,836)		(29,526)		(728,606)
Recoveries of charges-offs		88,514		52,138		15,755		811		10,601		167,819
Effect of difference in exchange rate		(16,260)		(14,613)		(3,307)		(190)		(2,593)		(36,963)
Ending Balance	COP	1,648,890	COP	1,141,198	COP	399,209	COP	55,816	COP	382,255	COP	3,627,368

Ending balance: individually evaluated for impairment	COP	613,197	COP	3,557	COP	93	COP	1	COP	39,532	COP	656,380
Ending balance: collectively evaluated for impairment		1,035,693		1,137,641		399,116		55,815		342,723		2,970,988 (1)

Ending balance	COP	1,648,890	COP	1,141,198	COP	399,209	COP	55,816	COP	382,255	COP	3,627,368

Loans and financial leases

Ending balance: individually evaluated for impairment	COP	1,383,078	COP	23,264	COP	226	COP	7	COP	121,762	COP	1,528,337
Ending balance: collectively evaluated for impairment		41,014,563		13,061,617		7,835,933		343,418		12,215,223		74,470,754

Ending balance	COP	42,397,641	COP	13,084,881	COP	7,836,159	COP	343,425	COP	12,336,985	COP	75,999,091

(1) Includes allowance for COP 1,320,668 related to impaired loans.

Past-due loans

The table below sets forth information about our past-due loans by segment and by class:

Age Analysis of Past-Due Loans and financial leases
As of December 31, 2013

	31–90 Days Past- Due		91–120 Days Past-Due		121-180 Days Past-Due		181- 360 Days Past-Due		Greater than 360 Days		Total Past-Due		Current		Total Financing

Commercial
Corporate	COP	121,790	COP	38,807	COP	22,756	COP	39,251	COP	33,948	COP	256,552	COP	29,227,442	COP	29,483,994
SME(1)		142,354		51,797		49,869		115,126		96,271		455,417		10,093,853		10,549,270
Others		75,416		20,690		27,783		62,635		50,585		237,109		12,505,637		12,742,746
Total Commercial	COP	339,560	COP	111,294	COP	100,408	COP	217,012	COP	180,804	COP	949,078	COP	51,826,932	COP	52,776,010

Consumer
Credit card	COP	112,367	COP	39,065	COP	62,171	COP	38,303	COP	8,520	COP	260,426	COP	5,881,882	COP	6,142,308
Vehicle loans		84,468		19,750		23,365		16,723		3,546		147,852		2,227,871		2,375,723
Payroll loan		95,957		16,437		22,233		1,754		670		137,051		3,455,364		3,592,415
Others		107,445		30,183		43,841		32,620		19,219		233,308		4,814,733		5,048,041
Total Consumer	COP	400,237	COP	105,435	COP	151,610	COP	89,400	COP	31,955	COP	778,637	COP	16,379,850	COP	17,158,487

Residential Mortgage
VIS(2)	COP	133,054	COP	25,469	COP	22,320	COP	24,949	COP	32,045	COP	237,837	COP	2,680,512	COP	2,918,349
No VIS		257,324		55,801		51,078		61,520		137,603		563,326		8,116,122		8,679,448
Total Residential Mortgage	COP	390,378	COP	81,270	COP	73,398	COP	86,469	COP	169,648	COP	801,163	COP	10,796,634	COP	11,597,797

Small business loans		17,882		4,439		8,787		14,495		7,016		52,619		476,930		529,549

Financial leases		76,540		17,673		23,172		44,318		47,072		208,775		13,901,886		14,110,661

TOTAL	COP	1,224,597	COP	320,111	COP	357,375	COP	451,694	COP	436,495	COP	2,790,272	COP	93,382,232	COP	96,172,504

(1)	SME refers to Small and Medium Sized Enterprises
(2)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia ( as of December 31, 2013 COP 80).

Age Analysis of Past-Due Loans and financial leases
As of December 31, 2012

	31–90 Days Past- Due		91–120 Days Past-Due		121-180 Days Past-Due		181- 360 Days Past-Due		Greater than 360 Days		Total Past-Due		Current		Total Financing

Commercial
Corporate	COP	49,795	COP	6,102	COP	3,575	COP	21,409	COP	32,352	COP	113,233	COP	25,333,937	COP	25,447,170
SME		91,685		28,696		33,547		100,398		72,492		326,818		8,143,685		8,470,503
Others		64,386		14,595		20,937		72,147		40,398		212,463		8,267,505		8,479,968
Total Commercial	COP	205,866	COP	49,393	COP	58,059	COP	193,954	COP	145,242	COP	652,514	COP	41,745,127	COP	42,397,641

Consumer
Credit card	COP	142,309	COP	58,908	COP	71,280	COP	38,711	COP	19,226	COP	330,434	COP	4,923,571	COP	5,254,005
Vehicle loans		60,664		13,490		16,041		9,757		1,343		101,295		2,122,774		2,224,069
Payroll loan		10,035		1,887		2,250		360		46		14,578		1,583,644		1,598,222
Others		94,833		26,800		37,750		25,719		13,098		198,200		3,810,385		4,008,585
Total Consumer	COP	307,841	COP	101,085	COP	127,321	COP	74,547	COP	33,713	COP	644,507	COP	12,440,374	COP	13,084,881

Residential Mortgage
VIS(1)	COP	115,927	COP	14,846	COP	16,766	COP	23,119	COP	29,896	COP	200,554	COP	1,893,308	COP	2,093,862
No VIS		188,383		27,539		29,686		52,686		118,999		417,293		5,325,004		5,742,297
Total Residential Mortgage	COP	304,310	COP	42,385	COP	46,452	COP	75,805	COP	148,895	COP	617,847	COP	7,218,312	COP	7,836,159

Small business loans		11,436		3,594		5,436		8,307		2,657		31,430		311,995		343,425

Financial leases		72,299		13,385		17,086		29,521		31,950		164,241		12,172,744		12,336,985

TOTAL	COP	901,752	COP	209,842	COP	254,354	COP	382,134	COP	362,457	COP	2,110,539	COP	73,888,552	COP	75,999,091

(1)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia ( as of December 31, 2012 COP 77).

The following table sets forth information about credit risks by class of financial receivable and internally assigned grades:

Credit Quality Indicators
As Of December 31 2013

	“A” Normal		“B” Acceptable		“C” Appreciable		“D” Significant		“E” Unrecoverable		TOTAL

Commercial
Corporate	COP	28,332,217	COP	533,835	COP	328,182	COP	141,810	COP	147,950	COP	29,483,994
SME		8,661,043		1,180,915		262,471		317,896		126,945		10,549,270
Others		12,009,825		217,879		252,613		179,412		83,017		12,742,746
Total Commercial	COP	49,003,085	COP	1,932,629	COP	843,266	COP	639,118	COP	357,912	COP	52,776,010

Consumer
Credit card	COP	5,175,142	COP	467,090	COP	172,075	COP	218,691	COP	109,310	COP	6,142,308
Vehicle loans		2,106,796		86,541		59,189		63,590		59,607		2,375,723
Payroll loan		3,318,601		85,731		91,551		40,251		56,281		3,592,415
Others		4,582,867		198,454		82,770		104,920		79,030		5,048,041
Total Consumer	COP	15,183,406	COP	837,816	COP	405,585	COP	427,452	COP	304,228	COP	17,158,487

Residential Mortgage
VIS	COP	2,724,434	COP	64,746	COP	75,110	COP	11,662	COP	42,397	COP	2,918,349
No VIS		8,190,936		117,201		171,228		32,251		167,832		8,679,448
Total Residential Mortgage	COP	10,915,370	COP	181,947	COP	246,338	COP	43,913	COP	210,229	COP	11,597,797

Small business loans		466,252		15,593		9,806		8,511		29,387		529,549

Financial leases		13,475,987		336,685		126,129		135,559		36,301		14,110,661

Total loans and financial leases	COP	89,044,100	COP	3,304,670	COP	1,631,124	COP	1,254,553	COP	938,057	COP	96,172,504

Credit Quality Indicators
As Of December 31 2012

	“A” Normal		“B” Acceptable		“C” Appreciable		“D” Significant		“E” Unrecoverable		TOTAL

Commercial
Corporate	COP	24,542,590	COP	251,215	COP	436,772	COP	90,890	COP	125,703	COP	25,447,170
SME		7,633,313		348,683		168,113		232,126		88,268		8,470,503
Others		7,897,975		196,548		131,016		162,133		92,296		8,479,968
Total Commercial	COP	40,073,878	COP	796,446	COP	735,901	COP	485,149	COP	306,267	COP	42,397,641

Consumer
Credit card	COP	4,379,872	COP	422,269	COP	139,748	COP	219,996	COP	92,120	COP	5,254,005
Vehicle loans		2,047,659		49,673		44,496		48,098		34,143		2,224,069
Payroll loan		1,544,000		17,952		6,981		19,558		9,731		1,598,222
Others		3,651,317		155,291		61,295		85,278		55,404		4,008,585
Total Consumer	COP	11,622,848	COP	645,185	COP	252,520	COP	372,930	COP	191,398	COP	13,084,881

Residential Mortgage
VIS	COP	1,947,687	COP	75,857	COP	33,266	COP	12,631	COP	24,421	COP	2,093,862
No VIS		5,492,546		90,027		67,769		23,928		68,027		5,742,297
Total Residential Mortgage	COP	7,440,233	COP	165,884	COP	101,035	COP	36,559	COP	92,448	COP	7,836,159

Small business loans		302,776		10,458		5,842		5,391		18,958		343,425

Financial leases		11,933,953		171,496		104,971		68,483		58,082		12,336,985

Total loans and financial leases	COP	71,373,688	COP	1,789,469	COP	1,200,269	COP	968,512	COP	667,153	COP	75,999,091

Internally assigned ratings are the same as those defined by SFC, described in Note 2 (i) “Loans and financial leases”.

Impaired loans

The following table sets forth information regarding loans considered impaired as of December 31, 2013 and 2012:

Impaired Loans(1)
As of December 31, 2013

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Interest Income Recognized

With no related allowance recorded:

Commercial
Corporate	COP	111,819	COP	110,688	COP	-	COP	6,516
SME		181,108		178,732		-		12,685
Others		94,398		92,696		-		8,436
Total Commercial	COP	387,325	COP	382,116	COP	-	COP	27,637

Consumer
Credit card	COP	507	COP	489	COP	-	COP	189
Vehicle loans		12,012		11,555		-		1,477
Payroll loan		139		138				7
Others		2,230		2,225		-		27
Total Consumer	COP	14,888	COP	14,407	COP	-	COP	1,700

Residential Mortgage
VIS	COP	99	COP	99	COP	-	COP	-
No VIS		5,111		5,107		-		58
Total residential mortgage	COP	5,210	COP	5,206	COP	-	COP	58

Small Business loans		394		391		-		54

Financial leases		71,367		69,624		-		6,352

With an allowance recorded:

Commercial
Corporate	COP	915,721	COP	876,484	COP	469,160	COP	42,479
SME		677,875		667,611		481,558		43,110
Others		572,979		566,382		366,879		40,160
Total Commercial	COP	2,166,575	COP	2,110,477	COP	1,317,597	COP	125,749

Consumer
Credit card	COP	654,864	COP	633,203	COP	478,988	COP	115,754
Vehicle loans		189,433		183,843		108,102		24,485
Payroll loan		199,063		116,845		15,153		5,895
Others		280,889		274,437		183,255		34,434
Total Consumer	COP	1,324,249	COP	1,208,328	COP	785,498	COP	180,568

Residential Mortgage
VIS	COP	68,918	COP	68,504	COP	20,337	COP	6
No VIS		587,976		534,901		215,082		25,743
Total residential mortgage	COP	656,894	COP	603,405	COP	235,419	COP	25,749

Small Business loans		54,744		50,558		36,304		5,192

Financial leases		344,635		333,003		157,661		26,026

Total	COP	5,026,281	COP	4,777,515	COP	2,532,479	COP	399,085

(1)	Corresponds to loans with any impairment condition that increases its risk level, regardless of its past due days.

Includes impaired loans purchased from the acquisition of Banistmo and its subsidiaries, see note m.iv) Fair value of assets and liabilities acquired.

Impaired Loans(1)
As of December 31, 2012

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Interest Income Recognized

With no related allowance recorded:

Commercial
Corporate	COP	165,949	COP	164,858	COP	-	COP	12,652
SME		122,002		120,279		-		13,704
Others		79,175		77,645		-		9,438
Total Commercial	COP	367,126	COP	362,782	COP	-	COP	35,794

Consumer
Credit card	COP	328	COP	312	COP	-	COP	188
Vehicle loans		6,128		5,955		-		543
Others		147		141		-		22
Total Consumer	COP	6,603	COP	6,408	COP	-	COP	753

Residential Mortgage
VIS	COP	110	COP	108	COP	-	COP	113
No VIS		124		123		-		124
Total residential mortgage	COP	234	COP	231	COP	-	COP	237

Small Business loans		632		627		-		68

Financial leases		32,435		32,224		-		2,746

With an allowance recorded:

Commercial
Corporate	COP	714,779	COP	709,681	COP	443,975	COP	49,608
SME		499,810		491,972		301,021		63,551
Others		517,603		512,237		286,260		49,841
Total Commercial	COP	1,732,192	COP	1,713,890	COP	1,031,256	COP	163,000

Consumer
Credit card	COP	502,382	COP	479,058	COP	407,413	COP	81,093
Vehicle loans		126,176		121,880		65,309		19,575
Payroll loan		36,497		35,951		13,680		4,377
Others		222,095		216,815		133,687		33,885
Total Consumer	COP	887,150	COP	853,704	COP	620,089	COP	138,930

Residential Mortgage
VIS	COP	112,464	COP	111,208	COP	52,659	COP	10,319
No VIS		247,019		243,952		137,136		13,607
Total residential mortgage	COP	359,483	COP	355,160	COP	189,705	COP	23,926

Small Business loans		37,055		36,251		26,078		7,344

Financial leases		308,910		303,812		109,920		32,151

Total	COP	3,731,820	COP	3,665,089	COP	1,977,048	COP	404,949

(1)	Corresponds to loans with any impairment condition that increases its risk level, regardless of its past due days.

Assets pledged as collateral

As of December 31, 2013 and 2012, the Bank had pledged investment securities amounting to COP 445,652 and COP 119,132, respectively, as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

Nonaccrual loans

The table below sets forth information about loans and finance leases on nonaccrual status under U.S. GAAP:

Financing Receivables on Nonaccrual Status Under U.S. GAAP
As of December 31,

	2013		2012
Commercial
Corporate	COP	134,762	COP	63,438
SME		313,063		235,133
Others		161,693		148,077
Total Commercial	COP	609,518	COP	446,648

Consumer
Credit card	COP	148,059	COP	188,125
Vehicle loans		63,384		40,631
Payroll loan		41,094		4,543
Others		125,863		103,367
Total Consumer	COP	378,400	COP	336,666

Residential Mortgage
VIS	COP	104,783	COP	84,627
No VIS		306,002		228,910
Total residential mortgage	COP	410,785	COP	313,537

Small business loans		34,737		19,994

Financial leases		132,235		91,942

TOTAL	COP	1,565,675	COP	1,208,787

As of December 31, 2013 and 2012, Bancolombia did not have any performing loans which were past-due for 90 days or more.

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

Commercial loans

Commercial loans represented 65% of the total TDRs in 2013. Modifications of commercial loans are granted to commercial customers experiencing financial difficulty, often to avoid foreclosure and bankruptcy. Modifications that result in a TDR may include term extension, changes in the interest rate, principal and/or interest forgiveness, capitalization of past due amounts and other actions considered to assist customer while the Bank mitigates its own risk exposure.

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

The following table presents a summary of the effects of the modifications that the Bank has granted during the years ended December 31, 2013 and December 31, 2012:

	2013					2012
	Average interest rate reduction(1)	Term Extensions (years)		Average principal and interest forgiveness		Average interest rate reduction(1)	Term Extensions (years)		Average principal and interest forgiveness
Commercial				COP	86,593				COP	15,286
Corporate	3.71%	0.43				3.84%	4.57
SME	4.65%	0.43				5.96%	2.19
Others	2.69%	3.05				2.66%	1.59
Consumer				COP	24,334				COP	950
Credit card	0.00%	Maximum 4				-	Maximum 4
Vehicle loans	0.00%	Maximum 3	(2)			2.66%	Maximum 3	(2)
Others	0.00%	-				8.82%	-
Residential Mortgage				COP	32				COP	-
Vis	0.00%					3.05%	-
No Vis	1.03%	0.42				3.75%	1.73
Small Business Loans	2.56%	2.79		COP	3,282	6.25%	1.07		COP	627
Leasing	1.04%	1.71		COP	-	-	1.52		COP	-

(1)	Represents the average reduction of the contractual rate, at the moment of the debt restructuring.
(2)	Term extensions ranging from 1 to 3 years are granted by the parent company depending upon the automobile model given as collateral.

The following table presents TDRs granted by the Bank during the years 2013 and 2012:

	Loans modified during the year ended December 31,
	2013
	Number of Contracts	Pre- Modification Outstanding Recorded Investment		Post-Modification Outstanding Recorded Investment (1)		Unpaid principal Balance (2)

Commercial
Corporate	255	COP	217,020	COP	208,103	COP	198,294
SME	2,051		370,985		258,797		247,721
Others	8,109		216,472		188,716		176,378
Total Commercial	10,415		804,477		655,616		622,393

Consumer
Credit card	50,115 (3)		132,581		133,621		128,997
Payroll loans	7		156		158		153
Vehicle loans	812		9,614		18,501		17,520
Others	2,360		14,988		17,026		16,221
Total Consumer	53,294		157,339		169,306		162,891

Residential Mortgage
Vis	9		691		694		688
No Vis	1,138		62,079		62,076		57,445
Total residential mortgage	1,147		62,770		62,770		58,133

Small Business Loans	1,186		15,376		11,935		11,291

Financial leases	493		104,996		105,111		102,847

TOTAL	66,535	COP	1,144,958	COP	1,004,738	COP	957,555

(1)	Corresponds to past due amounts and any non-accrued interest that as part of the restructuring are capitalized at modification date.
(2)	Corresponds to loan principal that still due from borrower at the balance sheet date.
(3)	The increase is due to the reactivation of the Tuya S.A. restructuring program since December 2012, which was suspended between January and November 2012.

	Loans modified during the year ended December 31,
	2012
	Number of Contracts	Pre- Modification Outstanding Recorded Investment		Post- Modification Outstanding Recorded Investment (1)		Unpaid principal Balance (2)

Commercial
Corporate	29	COP	35,481	COP	81,187	COP	73,706
SME	1,293		171,443		119,309		115,164
Others	5,910		107,579		94,862		89,393
Total Commercial	7,232		314,503		295,358		278,263

Consumer
Credit card	10,146		42,463		46,148		44,315
Vehicle loans	493		7,115		11,512		11,307
Others	1,905		9,237		10,957		10,340
Total Consumer	12,544		58,815		68,617		65,962

Residential Mortgage
Vis	650		15,923		16,115		14,571
No Vis	407		32,326		33,731		31,922
Total residential mortgage	1,057		48,249		49,846		46,493

Small Business Loans	879		9,719		8,106		7,659

Financial leases	358		76,292		77,986		71,184

TOTAL	22,070	COP	507,578	COP	499,913	COP	469,561

(1)	Corresponds to past due amounts and any non-accrued interest that as part of the restructuring are capitalized at modification date.
(2)	Corresponds to loan principal that still due from borrower at the balance sheet date.

The following table presents for the periods ended as of December 31, 2013 and December 31, 2012, the financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a subsequent payment default during that period:

	2013				2012
	Number of Contracts		Record Investment		Number of Contracts	Record Investment
Commercial
Corporate	6		COP	11,062	15	COP	35,360
SME	1,090			95,504	847		74,981
Others	4,604			67,413	3,268		44,017
Total Commercial	5,700			173,979	4,130		154,358
Consumer
Credit card	13,141	(1)		31,187	1,211		10,625
Payroll loans	1			104	-		-
Vehicle loans	486			11,376	228		4,680
Others	541			3,264	757		3,825
Total Consumer	14,169			45,931	2,196		19,130
Residential Mortgage
Vis	5			399	300		6,943
No Vis	271			11,467	171		15,025
Total residential mortgage	276			11,866	471		21,968
Small Business Loans	655			5,429	577		5,147
Financial leases	446			94,693	349		71,506

TOTAL	21,246		COP	331,898	7,723	COP	272,109

(1)	The increase is due to the reactivation of the Tuya S.A. restructuring program since December 2012, which was suspended between January and November 2012.

The tables below present an age analysis of the past-due TDRs:

As of December 31, 2013
									More than
	31-90 days		91-120 Days		121-180 Days		181-360 Days		360 days		Total Past - due			Current
	Past - due		Past - due		Past – due		Past - due		past due		COP		%	COP		%	Total
Commercial
Corporate	COP	80	COP	-	COP	2,114	COP	-	COP	-	COP	2,194	1%	COP	196,100	99%	COP	198,294
SME		23,890		11,434		8,324		9,507		-		53,155	21%		194,566	79%		247,721
Others		18,130		6,335		6,147		6,556		-		37,168	21%		139,210	79%		176,378
Total Commercial		42,100		17,769		16,585		16,063				92,517	15%		529,876	85%		622,393

Consumer
Credit card		11,106		4,073		4,779		71		-		20,029	16%		108,968	84%		128,997
Payroll loans		-		7		115		31		-		153	100%		-	0%		153
Vehicle loans		3,319		666		1,349		437		-		5,771	33%		11,749	67%		17,520
Others		1,056		219		392		16		-		1,683	10%		14,538	90%		16,221
Total Consumer		15,481		4,965		6,635		555				27,636	17%		135,255	83%		162,891

Residential Mortgage
Vis		-		-		411		277		-		688	100%		-	0%		688
No Vis		9,641		3,199		3,115		2,406		14		18,375	32%		39,070	68%		57,445
Total Residential Mortgage		9,641		3,199		3,526		2,683		14		19,063	33%		39,070	67%		58,133

Small Business Loans		1,561		507		773		670		-		3,511	31%		7,780	69%		11,291

Financial leases		9,894		1,402		1,134		1,526		-		13,956	14%		88,891	86%		102,847

TOTAL	COP	78,677	COP	27,842	COP	28,653	COP	21,497	COP	14	COP	156,683	16%	COP	800,872	84%	COP	957,555

As of December 31, 2012
	31-90 days		91-120 Days		121-180 Days		181-360 Days		Total Past – due			Current
	Past – due		Past – due		Past - due		Past - due		COP		%	COP		%	Total
Commercial
Corporate	COP	-	COP	2,914	COP	-	COP	-	COP	2,914	4%	COP	70,792	96%	COP	73,706
SME		9,849		4,929		3,697		7,590		26,065	23%		89,099	77%		115,164
Others		8,016		2,739		3,415		4,415		18,585	21%		70,808	79%		89,393
Total Commercial		17,865		10,582		7,112		12,005		47,564	17%		230,699	83%		278,263
Consumer
Credit card		1,550		310		420		55		2,335	5%		41,980	95%		44,315
Vehicle loans		2,265		362		447		266		3,340	30%		7,967	70%		11,307
Others		559		203		260		15		1,037	10%		9,303	90%		10,340
Total Consumer		4,374		875		1,127		336		6,712	10%		59,250	90%		65,962
Residential Mortgage
Vis		3,931		389		617		413		5,350	37%		9,221	63%		14,571
No Vis		6,810		1,028		703		1,011		9,552	30%		22,370	70%		31,922
Total Residential Mortgage		10,741		1,417		1,320		1,424		14,902	32%		31,591	68%		46,493
Small Business Loans		1,102		445		279		459		2,285	30%		5,374	70%		7,659
Financial leases		6,672		2,343		3,014		992		13,021	18%		58,163	82%		71,184
TOTAL	COP	40,754	COP	15,662	COP	12,852	COP	15,216	COP	84,484	18%	COP	385,077	82%	COP	469,561

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

TDRs that are less than COP 2,000 are included in homogeneous groups which are collectively evaluated for impairment. For these TDRs, loss estimation models use historical loss experience and credit scores.

Also, the probability of default, loss given default and exposure at default models takes into account the recent experience and post-modification payment behavior with restructured loans.

The following table sets forth by segment and by class the allowance recorded for loans that were designated as TDRs during the years 2013 and 2012:

	Allowance for loan losses as of December 31,
	2013		2012
Commercial
Corporate	COP	115,421	COP	57,828
SME		133,119		58,763
Others		110,022		49,643
Total Commercial		358,562		166,234
Consumer
Credit card		60,559		18,649
Payroll loans		13		-
Vehicle loans		8,898		4,079
Others		6,035		4,463
Total Consumer		75,505		27,191
Residential Mortgage
Vis		78		2,725
No Vis		8,967		4,071
Total Residential Mortgage		9,045		6,796
Small Business Loans		7,504		4,351
Financial leases		28,749		20,584
TOTAL	COP	479,365	COP	225,156

However, modifications of loans that are both, past due 120 or more days and are classified as TDRs, do not have a significant impact on the allowance for loan and financial lease losses. Further charge-offs of these loans are not required at the time of modification.

Purchases of financing receivables

In 2013, the Bank purchased assets from Titularizadora Colombiana for COP 1,978,879. which were performing loans and financial leases classified in a category A or “Normal Risk”.

Sales of financing receivables

In 2013, the Bank sold residential mortgage loans to Titularizadora Colombiana for COP 104,039. The Bank recognized a gain on sale of COP 5,279.

f)	Loan origination fees and costs

Under Colombian banking GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs in the Consolidated Statement of Operations when incurred. For U.S. GAAP, loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loans as an adjustment of yield.

g)	Interest recognition – non-accrual loans

Under Colombian banking GAAP, the Bank established that commercial, consumer, financial leases and small business loans that are past-due more than 30 days and residential mortgages that are past-due more than 60 days will stop accruing interest in the Consolidated Statement of Operations and their entries will be made in memorandum accounts until effective payment is collected.

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

Under Colombian banking GAAP, the cost of issuance of bonds issued before 2012 are recorded by the Bank as a deferred charge and amortized on a monthly basis over a term of three years. However, since 2012 this deferred charge had been amortized using the straight-line method over the maturity period of issued bonds. Under U.S. GAAP, the cost of issuance of bonds must be amortized over the life of the bonds using the effective interest rate method.

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

The following table shows the adjustments for each item:

	Net Income
	December 31, 2013		December 31, 2012		December 31, 2011
Items

Leasehold improvements	COP	8,161	COP	15,990	COP	9,793
Interest Cost		(7,966)		6,304		9,338
Payroll for employee’s directly associated with Innova project		(27,477)		(785)		12,656
Discounts on issuance of long- term debt		(1,347)		(1,307)		2,442
Other		(1,964)		10,433		(10,257)
Total(1)	COP	(30,593)	COP	30,635	COP	23,972

	Stockholders’ equity
	December 31, 2013		December 31, 2012
Items

Leasehold improvements	COP	34,416	COP	35,795
Interest Cost		18,345		26,311
Payroll for employee’s directly associated with Innova project		22,191		49,668
Discounts on issuance of long- term debt		6,583		7,930
Other		(3,944)		(1,980)
Total	COP	77,591	COP	117,724

(1)	For 2013, the difference of COP (40,133) between the reconciliations for the years 2013 COP 77,591 and 2012 COP 117,724 that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP for COP (30,593) in the amount of COP 9,540 due to the net adjustment related to the difference between the capitalization improvements recorded under Colombian GAAP and under U.S. GAAP at the date of the acquisition of Banistmo and its subsidiaries.

i) Investment securities, derivatives and “REPOS”

The table below provides details regarding the differences in investment securities and derivatives between Colombian banking GAAP and U.S. GAAP:

Consolidated net income	2013		2012		2011

Fair value adjustment on trading securities	COP	(14,266)	COP	5,517	COP	(14,450)
Reserve of (Recovery of allowance) allowance for losses under Colombian banking GAAP		(6,640)		(21,823)		(5,122)
Foreign exchange gains or losses on available for sale debt securities recognized in the statement of operations		(8,720)		7,336		(5,578)
Fair value adjustment on derivative instruments		(17,345)		32,559		(24,037)
Consolidation of VIEs		-		(72,798)		(79,516)
Total	COP	(46,971)	COP	(49,209)	COP	(128,703)

Consolidated stockholders' equity	2013		2012

Fair value adjustment on trading securities	COP	(2,942)	COP	(99)
Fair value adjustment on available for sale securities		434		(2,237)
Impairment losses reversed		525		7,165
Change in classification of held to maturity to available for sale securities		(8,746)		(43,654)
Fair value adjustment on derivative instruments		(39,329)		(21,918)
Consolidation of VIEs		(53,938)		(465,677)
Total	COP	(103,996)	COP	(526,420)

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

As a consequence of this procedure, under Colombian banking GAAP, the Bank has recognized valuation allowance for debt securities amounting to COP 8,945 and COP 14,159, as of December 31, 2013 and 2012, respectively. Changes in valuation allowances for debt securities are recorded in the consolidated statement of operations as incurred. During 2013, under Colombian GAAP, the Bank has increased COP 7,844 of valuation allowances.

Under U.S. GAAP, we would not recognize any impairment as the fair value is higher than the amortized cost. Consequently, as of December 31, 2013 and 2012, the Bank has reversed allowances amounting to COP 3,305 and COP 11,148 respectively.

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

The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily mandatory securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a fixed interest rate and average maturity of less than eight years. The Bank has determined that most of the unrealized losses on investments at December 31, 2013 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost and expects to recover the entire amortized cost basis of the securities. The Bank has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses.

For certain mortgage backed securities (“TIPS”) in an unrealized loss position for more than 12 months; the Bank has recognized other-than temporary impairment amounting to COP 7,904 as of December 31, 2013.The recognition of OTTI is based on a range of factors, including the credit ratings of the issuer and specific events such as the estimated prepayment speed and default rate of the underlying assets that collateralize the debt security. For U.S. GAAP purposes, during 2013, OTTI recognized for corporate debt securities amounted to COP 932. For the years ending at December 31, 2012 and 2011, the OTTI recognized under U.S. GAAP amounted to COP 6,362 and COP 6,357, respectively.

Under U.S. GAAP, as of December 31, 2013 and 2012, 344 and 423 investment securities presented gross unrealized losses, respectively.

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

For Colombian banking GAAP purposes, the Bank, through its Panamanian subsidiary, Banistmo, enters into interest rate swaps to protect against changes in the fair value of securities issued by the government of Panama (fair value hedge) as well as derivatives designated as cash flow hedges, used mainly to reduce the variability in cash flows of deposits issued by Banistmo caused by interest rate changes.

Under U.S. GAAP at the acquisition date the hedge relationships that would qualify for hedge accounting would require re-designation in order to apply hedge accounting. At the time of the acquisition of Banistmo and its subsidiaries, the Bank designated new hedging relationships, and due to the fact that the derivatives designated as hedge instruments had a fair value different from zero, the hedging relationships resulted ineffective, and thus the Bank has recognized in the Consolidated Statement of Operations the amount of COP 4,625 as of December 31, 2013.

Consolidation of VIEs

In 2008, the Bank and Suramericana Group, created Fondo de Capital Privado Colombia Inmobiliaria (the “Fund”), with the purpose of investing in real estate property. As a result, during the years 2008 and 2009 Suramericana Group transferred to the Fund real estate property amounting COP 36,840. Under Colombian banking GAAP, the interests in participations of funds are classified as trading or available for sale equity securities and there is no specific guidance for consolidation of variable interest entities and therefore, the consolidation analysis is based solely on the voting rights concept, under which the condition for a controlling financial interest, is ownership of over 50% of the outstanding voting shares.

From 2009 to 2012, the Bank held an interest in participation of the Fund lower than 50% of the outstanding voting shares, but based on the assessment of consolidation performed under U.S. GAAP, the Bank identified the Fund as a variable interest entity because the only holder of equity investment at risk lacks the direct or indirect ability through voting rights. Likewise the Bank identified itself as the primary beneficiary because it has the power to direct the activities of the Fund that most significantly impact the Fund’s economic performance and receive benefits or absorb losses that could potentially be significant to the VIE.

During 2013, the Bank increased its participation in the Fund from the 49.79% to the 50.28%, therefore, for Colombian banking GAAP purposes the Fund has been consolidated by the Bank as of December 31, 2013.

The table below presents a summary of the assets and liabilities of the Fund consolidated by the Bank as reconciliation adjustment as of December 31, 2012:

	2012			2012
Assets			Liabilities
Premises and equipments, net	COP	338,020	Other liabilities	COP	14,240
Other assets		107,380	Non-controlling interest		132,413
			Stockholders’ equity		298,747
	COP	445,400		COP	445,400

Additional disclosures for investment securities under U.S. GAAP

The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2013
Securities issued or secured by Colombian Government	COP	321,900	COP	858	COP	(8,416)	COP	329,458
Securities issued or secured by Government entities		1,744,223		3,406		(2,999)		1,743,816
Securities issued or secured by other financial entities		859,264		9,565		(13,715)		863,414
Securities issued or secured by foreign Governments		1,279,475		8,456		(11,166)		1,282,185
Securities issued or secured by the El Salvador Central Bank		604,971		4		(67)		605,034
Other investments		74,090		1,131		(483)		73,442
Total	COP	4,883,923	COP	23,420	COP	(36,846)	COP	4,897,349

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2012
Securities issued or secured by Colombian Government	COP	404,212	COP	2,678	COP	(30,472)	COP	432,006
Securities issued or secured by Government entities		1,233,815		5		(15,320)		1,249,130
Securities issued or secured by other financial entities		965,562		20,780		(20,689)		965,471
Securities issued or secured by foreign Governments		583,331		4,730		(458)		579,059
Securities issued or secured by the El Salvador Central Bank		582,309		103		(131)		582,337
Other investments		131,843		9,273		(111)		122,681
Total	COP	3,901,072	COP	37,569	COP	(67,181)	COP	3,930,684

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2013
Inmobiliaria Cadenalco	COP	5,296	COP	2,806	COP	-	COP	2,490
Grupo Odinsa		196,416		-		(8,962)		205,378
Bolsa de Valores de Colombia		12,168		-		(1,628)		13,796
Enka de Colombia		6,547		-		(2,977)		9,524
Construcciones El Condor		3,174		-		(294)		3,468
Bladex		4,012		2,221		-		1,791
HSBC PLC Inc		852		-		(335)		1,187
Total	COP	228,465	COP	5,027	COP	(14,196)	COP	237,634

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2012
Inmobiliaria Cadenalco	COP	5,250	COP	2,759	COP	-	COP	2,491
Grupo Odinsa		198,032		86		-		197,946
Bolsa de Valores de Colombia		16,133		2,576		-		13,557
Enka de Colombia		5,615		-		(3,909)		9,524
Construcciones El Condor		3,885		-		-		3,885
Bladex		2,833		1,115		-		1,718
Total	COP	231,748	COP	6,536	COP	(3,909)	COP	229,121

The scheduled maturities of debt securities at December 31, 2013 were as follows:

	Available for sale
	Fair		Cost
	value		basis

Due in one year or less	COP	3,216,916	COP	3,215,026
Due from one year to five years		724,621		723,493
Due from five years to ten years		592,936		607,101
Due more than ten years		349,450		351,729
Total	COP	4,883,923	COP	4,897,349

Unrealized Losses Disclosure

As of December 31, 2013, investments that have been in a continuous unrealized loss position for less than 12 months are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
Securities issued or secured by Colombian Government	COP	29,167	COP	(2,001)	COP	31,168
Securities issued or secured by Government entities		859,369		(2,999)		862,368
Securities issued or secured by other financial entities		167,620		(3,113)		170,733
Securities issued or secured by foreign Governments		359,087		(7,943)		367,030
Securities issued or secured by the El Salvador Central Bank		586,080		(67)		586,147
Other investments		25,192		(483)		25,675
Total	COP	2,026,515	COP	(16,606)	COP	2,043,121

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale - Equity securities
Grupo Odinsa	COP	196,416	COP	(8,962)	COP	205,378
Bolsa de Valores de Colombia		12,168		(1,628)		13,796
Construcciones el Condor		3,174		(294)		3,468
HSBC PLC Inc		852		(335)		1,187
Total	COP	212,610	COP	(11,219)	COP	223,829

As of December 31, 2013, investments that have been in a continuous unrealized loss position for 12 months or longer are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
Securities issued or secured by Colombian Government	COP	268,784	COP	(6,414)	COP	275,198
Securities issued or secured by other financial entities		90,808		(10,603)		101,411
Securities issued or secured by foreign Governments		59,193		(3,223)		62,416
Total	COP	418,785	COP	(20,240)	COP	439,025

				Gross
				unrealized	Cost
	Fair value			losses	basis
Available for sale – Equity securities
Enka de Colombia		6,547		(2,977)		9,524
Total	COP	6,547	COP	(2,977)	COP	9,524

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

The tables below present the Bank’s debt securities investment portfolio, by geographic location of the issuer:

	Colombia		El Salvador		Panama		Mexico		Brazil		Chile		Unitad States		Others

December 31, 2013
Securities issued or secured by Colombian Government	COP	6,038,821	COP	-	COP	-	COP	-	COP	-	COP	-	COP	-	COP	-
Securities issued or secured by Government entities		1,835,513		26		-		-		-		-		-		-
Securities issued or secured by other financial entities		924,020		11,740		5,938		6,225		53,756		25,084		-		87,626
Securities issued or secured by foreign Governments		-		347,374		786,249		310,849		45,816		6,912		64,131		75,677
Securities issued or secured by the El Salvador Central Bank		-		604,971		-		-		-		-		-		-
Other investments		110,207		19,365		15,853		1,917		15,802		14,088		-		5,076

Total	COP	8,908,561	COP	983,476	COP	808,040	COP	318,991	COP	115,374	COP	46,084	COP	64,131	COP	168,379

	Colombia		El Salvador		Panama		Mexico		Brazil		Chile		Unitad States		Others

December 31, 2012
Securities issued or secured by Colombian Government	COP	6,165,857	COP	-	COP	-	COP	-	COP	-	COP	-	COP	-	COP	-
Securities issued or secured by the Central Bank		-		-		-		-		-		-		-		-
Securities issued or secured by Government entities		1,263,249		118		-		-		-		-		-		-
Securities issued or secured by other financial entities		1,078,189		4,947		13,523		12,071		144,032		41,371		-		93,600
Securities issued or secured by foreign Governments		48,629		403,437		10,761		-		78,015		76,235		52,985		37,629
Securities issued or secured by the El Salvador Central Bank		-		582,309		-		-		-		-		-		-
Other investments		197,355		-		-		1,924		47,616		26,063		-		5,678
Total	COP	8,753,279	COP	990,811	COP	24,284	COP	13,995	COP	269,663	COP	143,669	COP	52,985	COP	136,907

Additional disclosures for derivatives instruments under U.S. GAAP

The tables below present the financial position of the derivatives contracts as of December 31, 2013 and 2012 and their gain and loss recognized in the Consolidated Statement of Operations as well as the notional amounts of derivatives contracts:

	Asset						Liability
	2013			2012			2013			2012
Derivatives not designated as hedging instruments	Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value

Interest rate contracts	Other assets	COP	137,156	Other assets	COP	134,897	Other liability	COP	(101,375)	Other liability	COP	(67,213)
Foreign exchange contracts	Other assets		392,868	Other assets		570,920	Other liability		(330,176)	Other liability		(503,151)
Equity contracts	Other assets		82	Other assets		-	Other liability		-	Other liability		-
TOTAL		COP	530,106		COP	705,817		COP	(431,551)		COP	(570,364)

	2013		2012
Collateral	COP	201,671	COP	103,508

	2013		2012
Derivatives not designated as hedging instruments	Amount of gain or (loss) recognized in income on derivative

Interest rate contracts	COP	(10,860)	COP	(3,487)
Foreign exchange contracts		(16,404)		41,515
Other contracts		(6)		90
	COP	(27,270)	COP	38,118

	2013		2012
Derivatives not designated as hedging instruments	Notional amounts as of December 31

Interest rate contracts	COP	18,285,722	COP	10,080,312
Foreign exchange contracts		21,557,455		17,826,897
Other contracts		30,828		-
	COP	39,874,005	COP	27,907,209

Offsetting of Repurchase and Resale Agreements

For the Bank and its Colombian subsidiaries, substantially all of repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty. However, the local law for certain jurisdictions is unclear to determine the enforceability of offsetting rights. The Bank does not offset repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable netting agreement and the transactions have the same maturity date.

The table below presents repurchases and resale transactions included in the Consolidated Balance Sheet as cash and due from banks at December 31, 2013 and 2012:

	December 31, 2013
	Gross Assets / Liabilities		Amounts offset on the Condensed Consolidated Balance Sheet		Net Condensed Consolidated Balance Sheet amount		Financial Instruments		Net Assets / Liabilities
Securities purchased under agreements to resell	COP	2,124,721	COP	-	COP	2,124,721	COP	(2,093,052)	COP	31,669
Securities sold under agreements to repurchase		(1,016,292)		-		(1,016,292)		1,016,292		-
Total repurchase and resale agreements	COP	1,108,429	COP	-	COP	1,108,429	COP	(1,076,760)	COP	31,669

	December 31, 2012
	Gross Assets / Liabilities		Amounts offset on the Condensed Consolidated Balance Sheet		Net Condensed Consolidated Balance Sheet amount		Financial Instruments		Net Assets / Liabilities
Securities purchased under agreements to resell	COP	431,509	COP	-	COP	431,509	COP	(431,509)	COP	-
Securities sold under agreements to repurchase		(44,935)		-		(44,935)		44,935		-
Total repurchase and resale agreements	COP	386,574	COP	-	COP	386,574	COP	(386,574)	COP	-

Offsetting of derivatives

The Bank enters into International Swaps and Derivatives Association (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s derivative counterparties. Where legally enforceable, these master netting agreements give the Bank, in the event of default by the counterparty, the right to liquidate securities and cash equivalent held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Condensed Consolidated Balance Sheet under U.S. GAAP the Bank does not offset derivative assets and liabilities and cash collateral held, neither under Colombian banking GAAP.

The table below presents derivative instruments included in the Condensed Consolidated Balance Sheet as other assets at December 31, 2013 and 2012 by derivative and by risk. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid:

	December 31, 2013
	Gross derivative Assets		Gross derivative Liabilities

Over-the-counter
Foreign exchange contracts
Swaps	COP	286,137	COP	(223,123)
Forwards		74,271		(59,330)
Options		32,319		(47,723)
Other Contracts		141		-
Interest rate contracts
Swaps		136,557		(96,851)
Forwards		599		(4,524)
Options		-		-
Other Contracts		-		-
Equity contracts
Forwards		82		-
Gross derivative assets/liabilities		530,106		(431,551)
Less: Master netting agreements		(431,551)		431,551
Less: Cash collateral received/paid		(60,472)		-
Total derivative assets/liabilities	COP	38,083	COP	-

	December 31, 2012
	Gross derivative Assets		Gross derivative Liabilities

Over-the-counter
Foreign exchange contracts
Swaps	COP	442,186	COP	(359,739)
Forwards		115,189		(96,184)
Options		13,337		(47,226)
Other Contracts		208		(2)
Interest rate contracts
Swaps		134,897		(66,739)
Forwards		-		-
Options		-		-
Other Contracts		-		(474)
Gross derivative assets/liabilities		705,817		(570,364)
Less: Master netting agreements		(570,364)		570,364
Less: Cash collateral received/paid		(80,057)		-
Total derivative assets/liabilities	COP	55,396	COP	-

j)	Dividends received from investments.

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

During the year ended December 31, 2013 stock dividends received amounted to COP 7,454 and consequently, the Bank’s results of operations under U.S. GAAP have been affected by this amount. The stockholder’s equity adjustment under U.S. GAAP was COP (32,508) and COP (25,054) as of December 31, 2013 and 2012 respectively.

k)	Investments in affiliates

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

Under U.S. GAAP, investments where the investor has the ability to exercise significant influence are recorded using the equity method. The following table sets forth the adjustment recognized under U.S. GAAP due to the application of the equity method for the year ended December 31:

Consolidated net income

Equity Securities	2013		2012		2011

Planeco S.C.(1)	COP	467	COP	(553)	COP	(767)
Reintegra S.A.S.		1,508		596		884
Inversiones Inmobiliarias Arauco Alameda S.A.S.		(3,695)		(1,673)		747
Materiales Industriales S.A.(2)		(2,220)		(578)		(451)
Erecos S.A. (2)		(1,897)		(796)		(2,205)
Concesiones Urbanas S.A.		(2,924)		204		(350)
Servicios Financieros S.A. de C.V.		624		370		(52)
Concesiones CCFC S.A.		413		339		1,708
Protección S.A.		14,683		270		11,698
Servicio Salvadoreño de Protección, S.A. de C.V.		3,094		247		104
ACH El Salvador		180		55		(237)
Titularizadora Colombiana S.A.		(1,282)		143		(437)
Multiactivos S.A.		(18)		87		1,698
Redeban Multicolor S.A.		(4,936)		7,937		(906)
ACH Colombia S.A.		763		81		(603)
Todo 1 Service Inc(3)		-		-		(4,930)
Saneal S.A.(4)		(117)		-		-
Avefarma(5)		(2,404)		-		-
Glassfarma(5)		168		-		-
Panamerican Pharmaceutical Holding(5)		2,516		-		-
Grupo Agromercantil Holding S.A. (‘GAH’) (6)		(15,978)		-		-
	COP	(11,055)	COP	6,729	COP	5,901

(1)	In December 2013, the Bank’s subsidiary, Sistema de Inversiones y Negocios S.A. (“SINESA”), sold its 50% participation in Planeco S.C.
(2)	In October 2013, the Bank´s subsidiary Valores Simesa S.A. sold its 49.99% participation in Materiales Industriales S.A. and Erecos S.A.
(3)	In August 2012, the Bank’s subsidiary, Sistema de Inversiones y Negocios S.A. (“SINESA”) sold its 47.72% participation in Todo1 Services Inc.
(4)	As a result of the Banistmo's acquisition the Bank has acquired a share of voting rights in this company.
(5)	In December 2012, the Bank´s subsidiary, Inversiones CFNS S.A. acquired 21% participation in Avefarma S.A.S., Glassfarma S.A.S. and Panamerican Pharmaceutical Holding Inc.
(6)	In October 2013, the Bank’s subsidiary, Bancolombia Panama acquired 40.0% of the common stock of Grupo Agromercantil Holding S.A. (‘GAH’), a Panamanian company. GAH owns the Guatemalan financial conglomerate Agromercantil, which includes, among others, Banco Agromercantil BAM of Guatemala, Mercom Bank Ltd. The transaction price was USD 217,000 a sum paid in cash on the date of the transaction.

The Bank’s investment in GAH was equity accounted effective from October 2013. The Bank’s significant influence over operating and financial policies of GAH was determined as a consequence of the representation on the Board of Directors. The Goodwill included in carrying amount of the Bank’s investment in GAH as of December 31, 2013, amounting to COP 78,315.

Consolidated Stockholders’ Equity
Equity Securities	Equity interest	2013(1)		2012(1)

Protección S.A.	20.58%	COP	107,325	COP	92,640
Titularizadora Colombiana S.A.	21.25%		11,078		12,360
Redeban Multicolor S.A.	20.36%		10,295		15,231
Concesiones CCFC S.A.	25.50%		5,758		5,346
Servicio Salvadoreño de Protección, S.A. de C.V.	24.40%		3,662		324
Reintegra S.A.S.	46.00%		3,741		2,233
ACH Colombia S.A.	19.94%		3,313		2,550
Multiactivos S.A.	21.25%		1,767		1,785
Concesiones Urbanas S.A.	33.34%		1,162		4,086
Panamerican Pharmaceutical Holding Inc(2)	21.00%		2,594		-
Servicios Financieros S.A. de C.V.	46.71%		522		(146)
ACH El Salvador	24.40%		(30)		(203)
Avefarma S.A.S.(2)	21.00%		(2,404)		-
Inversiones Inmobiliarias Arauco Alameda S.A.S.	33.81%		(7,059)		(3,364)
Glassfarma S.A.S.(2)	21.00%		168		-
Saneal S.A.(3)	35.83%		(117)		-
Materiales Industriales S.A.(5)	-		-		2,220
Erecos S.A.(5)	-		-		1,897
Planeco S.C.(4)	-		-		(467)
Grupo Agromercantil Holding S.A. (‘GAH’) (6)	40.00%		(15,695)		-
		COP	126,080	COP	136,492

(1)	The adjustment includes other comprehensive income for an amount of COP 643 and COP (566) for 2013 and 2012 respectively.
(2)	In December 2012, the Bank´s subsidiary, Inversiones CFNS S.A. acquired 21% participation in Avefarma S.A.S., Glassfarma S.A.S. and Panamerican Pharmaceutical Holding Inc.
(3)	As a result of the acquisition of Banistmo and its subsidiaries the Bank has acquired share voting rights in this company.
(4)	In December 2013, the Bank’s subsidiary, Sistema de Inversiones y Negocios S.A. (“SINESA”), sold its 50% participation in Planeco S.C.
(5)	In October 2013, the Bank´s subsidiary Valores Simesa S.A. sold its 49.99% participation in Materiales Industriales S.A. and Erecos S.A.
(6)	In October 2013, the Bank’s subsidiary, Bancolombia Panama acquired 40.0% of the common stock of Grupo Agromercantil Holding S.A. (‘GAH’), a Panamanian company. GAH owns the Guatemalan financial conglomerate Agromercantil, which includes, among others, Banco Agromercantil BAM of Guatemala, Mercom Bank Ltd. The transaction price was USD 217,000 a sum paid in cash on the date of the transaction.

The Bank’s investment in GAH was equity accounted with effect from October 2013. The Bank’s significant influence over operating and financial policies of GAH was determined as a consequence of the representation on the Board of Directors. The goodwill included in carrying amount of the Bank’s investment in GAH as of December 31, 2013, amounting to COP 78,315.

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

The following lists the components of the net investment in direct financial leases under U.S. GAAP as of December 31, 2013 and 2012:

	2013		2012

Total minimum lease payments to be received	COP	14,614,216	COP	12,879,707
Less: Allowance for uncollectibles		(395,370)		(382,254)
Net minimum lease payments receivable		14,218,846		12,497,453
Estimated residual values of leased property		1,018,125		873,699
Less: Unearned income		(3,742,602)		(3,589,833)
Net investment in direct financing leases	COP	11,494,369	COP	9,781,319

Following schedule shows the future minimum lease payments to be received under U.S. GAAP on direct financing leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Direct Financing leases		Operating Leases
2014	COP	558,048	COP	193,954
2015		1,018,054		155,423
2016		1,472,308		128,498
2017		1,541,355		86,238
2018		2,004,001		66,752
2019 and later		8,020,450		74,720
Total minimum future lease payments to be received	COP	14,614,216	COP	705,585

m) Business combinations

m.i) Purchase method of accounting

With regard to a business combinations, the purchase method of accounting under Colombian banking GAAP is applied as follows: (i) the assets acquired and the liabilities assumed are recorded at book value, (ii) the consolidated statements of operations of the acquiring company for the period in which a business combination occurs includes the income of the acquired company arising subsequent to the date of combination, and (iii) the costs directly related to the purchase business combination are not considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by Bank management.

The Banagrícola S.A. and Banistmo acquisitions were accounted for using the purchase method under Colombian banking GAAP, in accordance with the methodology suggested by the SFC.

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

Acquisition of Banistmo and its subsidiaries

On October 28, 2013, the Bank completed the acquisition of 100% of common shares, and 90.1% of preferred shares of HSBC Bank (Panama) S.A., which, from the acquisition date, has been operating under the name Banistmo. Under the terms of the acquisition agreement, the Bank paid in cash a consideration amount of USD 2,234,815 to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc; including customary adjustments in accordance with the share purchase agreement.

Banistmo and its subsidiaries (formerly HSBC Bank Panama) are involved in banking, securities, trust, leasing, and insurance services. The transaction is aligned with the Bank’s strategy to expand its international operations by investing in the growing, solid and profitable market of Panama, where it has been present for over 40 years.

The acquisition of Banistmo and its subsidiaries is being accounted for under the acquisition method of accounting in accordance with ASC 805-10. Accordingly, the purchase price was preliminarily allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date as summarized in the following table. All acquired loans were also recorded at fair value. No allowance for loan losses was carried over and no allowance was created at acquisition. Preliminary goodwill of USD 1,125,886 (COP 2,169,390 converted to Colombian pesos using the exchange rate applicable at the end of the year) is calculated as the purchase premium after adjusting for the fair value of net assets acquired, and the tax deductible goodwill amounts to USD 1,567,067 (COP 3,019,473 converted to Colombian pesos using the exchange rate applicable at the end of the year). The allocation of the purchase price will be finalized upon completion of the analysis of the fair values of Banistmo’s assets and liabilities.

For this acquisition, estimated fair value of assets acquired and liabilities assumed are based on the information available at the end of the reporting period. The Bank considers this information provides a reasonable basis for determining fair values. Likewise, the Bank is currently evaluating these fair values and they are subject to revision as more detailed analyses are completed and additional information becomes available. Any posterior changes resulting from the evaluation of these estimates may adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement.

Banistmo Preliminary Purchase Price Allocation (1):
Purchase price	USD	2,233,816	COP	4,220,036
Preliminary allocation of the purchase price:
Banistmo stockholders’ equity under U.S. GAAP		643,958		1,216,539
Banistmo intangible assets		201,319		380,324
Pre-tax adjustments to reflect acquired assets and liabilities at fair value:
Cash and due from banks		44		84
Securities		4,683		8,847
Loans		217,221		410,365
Derivatives		(1,248)		(2,357)
Foreclosed assets		4,335		8,190
Premises and equipment		21,061		39,787
Other assets		(1,336)		(2,524)
Deposits		(8,420)		(15,907)
Other liabilities		711		1,346
Pre-tax total adjustment		237,051		447,831
Deferred income taxes		40,410		76,338
After-tax total adjustments		277,461		524,169
Fair value of net assets acquired		1,122,738		2,121,032
Non-controlling interest		(14,808)		(27,975)
Preliminary goodwill resulting from the Banistmo acquisition	USD	1,125,886	COP	2,126,979

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at October 31, 2013 (USD1 per COP1,889.16) .

The goodwill has been primarily allocated to the segment Banking Panama and to the segment Insurance operations and represents the value expected from combining the Banistmo’s corporate banking and personal and SMEs banking portfolio with the Bank’s expertise in consumer and commercial banking as well as the opportunity to increase its international operations by investing in the growing market of Panama.

Preliminary Condensed Statement of Net Assets Acquired

The following condensed statement of net assets acquired reflects the preliminary value assigned to Banistmo’s net assets as of the acquisition date:

	October 31, 2013 (1)
Assets:
Cash and deposit funds	USD	1,269,865	COP	2,398,979
Trading account		36,322		68,618
Derivative assets		7,576		14,312
Investment securities, net		557,974		1,054,103
Loan and leases, net		5,656,030		10,685,146
Intangible assets		201,319		380,324
Other assets		551,835		1,042,505
Total assets	USD	8,280,921	COP	15,643,987
Liabilities:
Deposits	USD	5,674,360	COP	10,719,773
Derivative liabilities		15,995		30,217
Short-term borrowings		762,435		1,440,362
Accrued expenses and other liabilities		484,476		915,252
Long-term borrowings		220,918		417,351
Total liabilities	USD	7,158,184	COP	13,522,955

Fair value of net assets acquired (2)	USD	1,122,737	COP	2,121,032

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at October 31, 2013 (USD1 per COP 1,889.16)
(2)	The fair value of net assets excludes preliminary goodwill resulting from the Banistmo acquisition of USD1,125,886.

Unaudited Pro Forma Condensed Combined Financial Information

If the Banistmo acquisition had been completed on January 1, 2013 and 2012, total revenue, net of interest expense and net income from continuing operations would have been:

	December 31,
	2013		2012
	(unaudited)
Total revenue, net of interest expense	COP	5,469,637	COP	5,215,250
Net income from continuing operations		1,359,867		1,730,887

These results include the impact of amortizing certain purchase accounting adjustments such as intangible assets as well as fair value adjustments to loans, interbank borrowings and deposits. The pro forma financial information does not indicate the impact of possible business model changes nor does it consider any potential impacts of current market conditions or revenues or other factors. The results shown above combine the historical results of Banistmo and its subsidiaries (formerly HSBC Panama Bank) Consolidated Statement of Operations and certain adjustments made according to the Bank's main accounting policies

The Bank’s results under Colombian banking GAAP for the reporting period as of December 31, 2013, includes the amount of COP 2,257, which represents the Banistmo and its subsidiaries results since the business combination took place. The difference between the Banistmo and its subsidiaries results under U.S. GAAP and under Colombian banking GAAP is not considered material for the two-month period aforementioned.

Acquisition-related cost

In connection with the acquisition of Banistmo and its subsidiaries, the Bank incurred and recorded as expense in the line ‘Other expenses’ of the Condensed Consolidated Statement of Operations the amount of COP 4,205 concerning to acquisition-related cost.

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

Under U.S. GAAP, the Bank annually has performed the required impairment test of each reporting segment’s goodwill. For December 31, 2013, the Bank concluded that there was an impairment of UFF Móvil's goodwill and recorded an impairment charge for the excess over the fair value amounting to COP 1,502. For December 31, 2012, no impairment was recognized against goodwill.

	Banking Colombia		Banking Panama		Banking El Salvador			Leasing			Trust		Investments		Brokerage		Off Shore		All other segments		Pension and Insurance			Total
Goodwill U.S. GAAP
Balance as of December 31, 2011	COP	435,827	COP	-	COP	576,789		COP	54,238		COP	2,493	COP	132,273	COP	43,722	COP	31,534	COP	1,330	COP	-		COP	1,278,206
Accumulated impairment losses		(7,787)		-		-			-			-		-		-		-		-		-			(7,787)
Balance as of January 1, 2012		428,040		-		576,789			54,238			2,493		132,273		43,722		31,534		1,330		-			1,270,419
Additions		-		-		21,995	(1)		-			-		-		-		-		-		-			21,995
Prior years adjustment		-		-		-			-			-		-		-		-		-		6,838			6,838
Foreign currency adjustment		-		-		(52,957)			-			-		-		-		-		-		-			(52,957)
Balance as of December 31, 2012		428,040		-		545,827			54,238			2,493		132,273		43,722		31,534		1,330		6,838			1,246,295
Goodwill under Colombian banking GAAP		-		-		568,656			2,717	(2)		-		-		-		-		-		-			571,373
Difference to be recognized under U.S. GAAP		428,040		-		(22,829)			51,521			2,493		132,273		43,722		31,534		1,330		6,838			674,922
Recognized in the Stockholders’ equity:
Revaluation of assets		-		-		-			-			-		165,993		-		-		-		-			165,993
Goodwill	COP	428,040	COP	-	COP	(22,829)		COP	51,521		COP	2,493	COP	(33,720)	COP	43,722	COP	31,534	COP	1,330	COP	6,838		COP	508,929
Goodwill U.S. GAAP
Balance as of December 31, 2012	COP	435,827	COP	-	COP	545,827		COP	54,238		COP	2,493	COP	132,273	COP	43,722	COP	31,534	COP	1,330	COP	-		COP	1,247,244
Accumulated impairment losses		(7,787)		-		-			-			-		-		-		-		-		-			(7,787)
Balance as of January 1, 2013		428,040		-		545,827			54,238			2,493		132,273		43,722		31,534		1,330		-			1,239,457
Additions		-		-		-			-			-		-		-		-		-		-			-
Acquisitions				2,076,193 (3)		-																50,785	(3)		2,126,978
Reclassifications		-		-		(21,995	)(1)		-			-		-		-		-		21,995		-			-
Impairment losses		-		-		-			-			-		-		-		-		(1,502)		-			(1,502)
Foreign currency adjustment		-		41,399		47,347			-			-		-		-		-		-		1,013			89,759
Balance as of December 31, 2013		428,040		2,117,592		571,179			54,238			2,493		132,273		43,722		31,534		(21,823)		51,798			3,454,692
Goodwill under Colombian banking GAAP		-		2,994,311		544,153			1,509			-		-		-		-		20,887		28,343			3,589,203
Difference to be recognized under U.S. GAAP		428,040		(876,719)		27,026			52,729			2,493		132,273		43,722		31,534		936		23,455			(134,511)
Recognized as Stockholders’ equity:
Revaluation of assets		-		-		-			-			-		166,120		-		-		-		-			166,120
Goodwill		428,040		(876,719)		27,026			52,729			2,493		(33,847)		43,722		31,534		936		23,455			(300,631)

(1)	In August 2012, Banagrícola, a subsidiary of Bancolombia Panama, acquired 70% of Uff Móvil S.A.S. a telecommunications operator in Colombia. The transaction price was COP 21,000, a sum paid in full on the date of the transaction and the related goodwill of COP 21,995 was recognized.
(2)	In March 2010, Leasing Bancolombia acquired 3,185,007 outstanding shares of Renting Colombia from Mitsubishi International Corporation and Mitsubishi Corporation. These shares formerly represented the non-controlling interest in Renting Colombia. The aggregate purchase price was COP 6,038. At December 31, 2013 and 2012, Bancolombia held an interest of 100% of Renting Colombia’s total stockholders’ equity.

Under Colombian banking GAAP, the aggregate purchase was accounted for as goodwill by Leasing Bancolombia. Under U.S. GAAP, a subsequent adjustment by changes in the non-controlling interests’ share must be accounted for in equity.

(3)	On October 28, 2013, Bancolombia completed the acquisition of 100% of common shares, and 90.1% of preferred shares of HSBC Bank (Panama) S.A., which, currently operates under the name Banistmo. Bancolombia S.A. paid a consideration amount of USD 2,233,816 to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc. The consideration amount includes customary adjustments in accordance with the share purchase agreement.

m.iii) Intangible Assets

Under Colombian GAAP, the purchase method of accounting allocates to goodwill all of the excess value paid derived from business combinations. Under U.S. GAAP acquired intangible assets, are assigned to registered brands, deposits, customers relationship and others.

The activity of the Bank's intangible assets during the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013		2012		2011

Intangible Assets
Balance at beginning of year	COP	126,955	COP	168,031	COP	223,183
Acquisitions(1)		380,324		-		-
Amortization		(38,691)		(30,937)		(57,306)
Foreign currency translation adjustment(2) (3)		15,057		(10,139)		2,154
Balance at end of year	COP	483,645	COP	126,955	COP	168,031

(1)	On October 28, 2013, Bancolombia completed the acquisition of 100% of common shares, and 90.1% of preferred shares of HSBC Bank (Panama) S.A., which, currently operates under the name Banistmo. Bancolombia S.A. paid a consideration amount of USD 2,233,816 to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc. The consideration amount includes customary adjustments in accordance with the share purchase agreement.
(2)	The foreign currency translation adjustment for the amortization expense amounts to COP 44,398.
(3)	The foreign currency translation adjustment for the carrying amount is COP 29,341.

	2013		2012
Difference recognized in stockholders equity under U.S. GAAP:
Intangibles under U.S. GAAP	COP	483,645	COP	126,955
Total Adjustment	COP	483,645	COP	126,955

	2013		2012		2011
Difference recognized in net income under U.S. GAAP:
Amortization of Intangibles under U.S. GAAP	COP	(38,691)	COP	(30,937)	COP	(57,306)
Sale of Aseguradora Suiza Salvadoreña		-		(28,868)		-
Sale of AFP Crecer		-		-		(39,278)
Total Adjustment	COP	(38,691)	COP	(59,805)	COP	(96,584)

Intangible assets were as follows:

	December 31, 2013						December 31, 2012
	Gross carrying amount		Accumulated amortization		Impairment		Gross carrying amount		Accumulated amortization		Impairment

Amortizable intangible assets	COP	817,060	COP	333,415	COP	-	COP	407,395	COP	280,440	COP	-
Total	COP	817,060	COP	333,415	COP	-	COP	407,395	COP	280,440	COP	-

The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:

December 31, 2013
	Gross carrying amount		Accumulated amortization		Weight useful life (months)
Brand	COP	39,625	COP	39,483	60
Service asset		6,206		6,206	169
Asset management		30,004		24,835	125
Benefits associated to Loans		77,354		51,985	201
Core Deposits		296,431		96,904	119
Customer relationship Conavi and Corfinsura		22,400		22,400	105
Customer relationship Factoring Bancolombia		7,267		7,267	48
Customer relationship Banagricola and its subsidiaries		123,114		71,124	235
Customer relationship Banistmo and its subsidiaries		74,262		1,852	169
Value of business acquired related to Banistmo and its subsidiaries		66,703		1,482	168
Commercial contracts related to Banistmo and its subsidiaries		67,397		5,616	24
Others		6,297		4,261	80
TOTAL	COP	817,060	COP	333,415

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending December 31,	Aggregate amortization expense
2014	COP	114,000
2015		94,254
2016		56,953
2017		48,707
2018		40,462
Total	COP	354,376

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

Loans acquired as part of the acquisition of Banistmo and its subsidiaries were recorded at fair value, which was determined by discounting both principal and interest cash flows expected to be collected using a market discount rate for similar instruments with credit risk adjustments that the Bank considers a market participant would take into account in determining the fair value. Cash flows expected to be collected as of the acquisition date were estimated using internal models that takes into accounts  third party data provided by the Superintendency of Banks of Panama and the Bank’s best estimate of assumptions such as default rates, loss given default, among others.

Impaired loans acquired

Loans acquired with evidence of credit quality deterioration since origination as part of the acquisition of Banistmo and its subsidiaries on October 31, 2013 had an outstanding balance of COP 10,644,681 and a carrying value of COP 10,274,781. At purchase, acquired loans were recorded at fair value. Under U.S. GAAP, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the residual life of the loans. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference.

The following table sets forth the purchase loans balance in connection with the acquisition of Banistmo and its subsidiaries as of October 31, 2013:

	Impaired loans and financial leases				Other loans and financial leases
	Fair Value(1)		Outstanding Balance(1)		Fair Value(1)		Outstanding Balance(1)
Corporate Banking(2)	COP	95,911	COP	111,192	COP	5,794,422	COP	5,795,458
Personal and SMEs Banking(2)		79,402		107,051		4,715,411		4,630,980
	COP	175,313	COP	218,243	COP	10,509,833	COP	10,426,438

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at October 31, 2013 (USD1 per COP 1,889.16).
(2)	The table above has been updated to reflect certain immaterial adjustments and reclassifications between Corporate Banking and Personal and SMEs Banking.

The table below details the contractually required payments, non-accretable difference, accretable yield, and fair value for purchased impaired loans acquired in the Banistmo and its subsidiaries acquisition as of October 31, 2013(1):

Contractually required payments including interest	COP	238,055
Less: Nonaccretable difference		12,207

Cash flows expected to be collected	COP	225,848
Less: Accretable yield		50,535
Fair value of loans acquired	COP	175,313

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at October 31, 2013 (USD1 per COP 1,889.16).

Non- Impaired loans acquired

Non-impaired loans and financial leases purchased in the acquisition of Banistmo and its subsidiaries were recorded at fair value as detailed in the table below. The difference between the fair value at the acquisition date and the outstanding balance includes the adjustment for both credit risk and interest rate considerations, using inputs and techniques that the Bank considers a market participant would take into account in determining the fair value.

	Personal and SMEs Banking (1)		Corporate Banking (1)
Outstanding balance	COP	4,630,980	COP	5,795,458
Less: fair value adjustment		(84,431)		1,036
Fair value of loans acquired	COP	4,715,411	COP	5,794,422

The table below details contractually required payments, cash flows not expected to be collected and cash flows expected to be collected on non-impaired loans acquired in connection with the acquisition of Banistmo and its subsidiaries.

	Personal and SMEs Banking (1)		Corporate Banking (1)
Contractually required payments including interest	COP	7,582,972	COP	6,201,228
Less: Contractual cash flow not expected to be collected		35,366		53,335
Cash flows expected to be collected	COP	7,547,606	COP	6,147,893

________________

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at October 31, 2013 (USD1 per COP 1,889.16).

n)	Securitization

The following tables identify and quantify each adjustment to both the net income and stockholders’ equity:

	December 31,
	2013		2012

Stockholders’ equity
Securitized non-performing loans accounted for as sales under Colombian banking GAAP and consolidated under U.S. GAAP	COP	9,404	COP	11,118

Securitized performing loans accounted for as sales under Colombian banking GAAP and consolidated under U.S. GAAP		84,153		93,224
Total	COP	93,557	COP	104,342

	December 31,
	2013		2012		2011

Consolidated net income
Securitized non-performing loans accounted for as sales under Colombian banking GAAP and consolidated under U.S. GAAP	COP	(1,714)	COP	(1,603)	COP	(3,186)

Securitized performing loans accounted for as sales under Colombian banking GAAP and consolidated under U.S. GAAP		(14,078)		(3,996)		36,794
Total	COP	(15,792)	COP	(5,599)	COP	33,608

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

The securitized loans may be serviced by the Bank or by third parties. The Bank may also retain an interest in the form of the securities acquired and fees for servicing the loans.

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

Under U.S. GAAP, when an entity transfers financial assets, it must assess first whether the transferee should be consolidated. The party that has the power to direct the activities of a VIE, that most significantly impacts the VIE’s economic performance and has the obligation to absorb losses of the VIE (that could potentially be significant to the VIE) or the right to receive benefits from the VIE (that could potentially be significant to the VIE), is considered the primary beneficiary and therefore should consolidate the VIE.

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

The table below presents a summary of the assets and liabilities of VIEs which have been consolidated on the Bank’s Condensed Consolidated Balance Sheet at December 31, 2013 and 2012:

	2013		2012
Assets(1)
Cash and cash equivalents	COP	21,360	COP	20,447
Investment securities		9,434		21,071
Mortgage loans		1,208,617		1,803,404
Allowance for loan losses		(108,543)		(133,427)
Accounts receivable		13,688		17,966
Foreclosed assets		2,405		3,112
Other assets		4,797		4,942
Total Assets	COP	1,151,758	COP	1,737,515

Liabilities
Accounts payable		7,987		11,278
Long-term debt		433,658		775,113
Other liabilities		801		1,694
Total liabilities	COP	442,446	COP	788,085

(1) The VIEs assets are only used for settle obligations of it.

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio. The allowance for loan losses is calculated based on criteria described in e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables”.

The Bank did not provide any additional financial support to these VIEs or others during 2013. Further, the Bank does not have any contractual commitments or obligations to provide additional financial support to these VIEs or others. The investors in debt securities issued by the securitization entities have no recourse to other assets of the Bank.

The Bank received servicing fees from Titularizadora Colombiana S.A. (structuring) of COP 22,420 and COP 27,231 for the years ended December 31, 2013 and 2012. The Bank believes that the fees reflects an adequate compensation for the services and are priced based on market value.

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

Retained Interests in the unconsolidated Securitization vehicles

Under Colombian banking GAAP, any residual beneficial interest retained by the Bank in a securitization process must be recorded as a held to maturity investment, in an amount equal to the value established for the beneficial interest in the balance sheet of the special purpose entity created for such purpose.

Under U.S. GAAP, retained interests in the securitization vehicles that are not subject to consolidation as of December 31, 2013, as the Bank was not considered to be the primary beneficiary, should be recognized and recorded at fair value, as available-for-sale or trading securities. To determine the fair values of these securities, the Bank discounted the estimated future cash flows of these securities.

For securities classified as available for sale, unrealized gains or losses over the amortized cost basis are charged to the reconciliation of Stockholders’ equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary, in which case they are charged to the Consolidated Statement of Operations.

Securities held for the purpose of selling them in the short term are classified as “trading” and are reported at fair value, with gains and losses included in the Consolidated Statements of Operations.

For U.S. GAAP purposes, the amortized cost, unrealized gain/loss and fair value of retained interest in VIEs not subject to consolidation as of December 31, 2013 and 2012, are as follows:

Balance Sheet	2013		2012
Available for Sale Securities
Amortized Cost	COP	449,115	COP	615,398
Net Unrealized Gain/(Loss)		3,364		(15,157)
Fair Value		452,479		600,241

Trading Securities
Fair Value(1)	COP	4,287	COP	5,350

(1)	Under U.S. GAAP, using the discounted cash flow methodology, the Bank assesses the fair value using an internally developed valuation technique. These instruments would generally be classified as Level 3 if required. See note 31, t) Estimated Fair Value.

The maximum exposure to loss in those VIEs includes the amount invested in, and advanced to, each VIE as of the reporting date plus any legal or contractual obligations to provide financing in the future. The Bank has neither legal or contractual obligations to provide financing in the future to the VIEs where it holds a variable interest but is not the primary beneficiary, therefore its maximum exposure to loss equals the carrying amounts of the variable interests recognized in the balance sheets as of December 31, 2013 and December 31, 2012.

For U.S. GAAP purposes, cash flows and proceeds received of SPEs qualifying for sale treatment but not subject to consolidation as of December 31, 2013 and 2012 are as follows:

	2013		2012

Cash Flows	COP	3,180	COP	(8,732)
Proceeds Received		104,039		416,501

o)	Foreign currency translation adjustment

Under Colombian banking GAAP, for consolidation purposes, the income accounts of foreign currency financial statements are converted to pesos using average exchange rates. The exchange difference originated in the consolidated statement of operations accounts is recorded as foreign exchange gain loss in the statement of operations.

Under U.S. GAAP, the translation adjustments shall be reported as a component of the reconciliation of stockholders’ equity, in other comprehensive income.

As result of the recent acquisition of Banistmo and its subsidiaries (formerly HSBC Bank Panama), the adjustment currency has increased by COP 34,023.

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

The following table provides details regarding the differences in non-controlling interests between Colombian banking GAAP and U.S. GAAP:

	2013		2012
Non-controlling interest under Colombian banking GAAP	COP	445,448	COP	81,394
Adjustments incorporated under U.S. GAAP reconciliation:
Non-controlling interest in securitization performing loans		93,834		60,795
Business combination		(27,548)		(48,028)
Non-controlling interest in variable interest entities		(201,456)		132,413
Non-controlling interest participation in U.S. GAAP adjustments		3,308		11,652
		313,586		238,226
Non-controlling interest discontinued operations		-		-
Non-controlling interest under U.S. GAAP	COP	313,586	COP	238,226

q)	Discontinued Operations

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

Under U.S. GAAP, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale, shall be reported in discontinued operations if both of the following conditions are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

 The results of the discontinued operations under U.S. GAAP were as follows:

	2013		2012		2011
Profit (losses) from discontinued operations before income taxes	COP	-	COP	60,310	COP	146,686
Income taxes (benefit) expense		-		11,437		17,042
Profit (losses) from discontinued operations	COP	-	COP	48,873	COP	129,644

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

Under Colombian banking GAAP, commissions received from these arrangements are recorded as an income in the Consolidated Statement of Operations.

For U.S. GAAP purposes, the Bank recognizes the premium received or receivable as a liability which presents the fair value of the obligations assumed at its inception. Such liabilities are being amortized over the expected terms of the related guarantees.

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

The table below provides details regarding the differences between Colombian banking GAAP and U.S. GAAP with respect to the accounting for off-balance sheet credit instruments:

Consolidated net income	For the year ended December 31,
	2013		2012		2011

Guarantees	COP	9,660	COP	(3,405)	COP	(4,959)
Allowances for credit losses on off-balance sheet credit instruments, except commitments to extend credit (1)		1,130		(9,039)		375
	COP	10,790	COP	(12,444)	COP	(4,584)

Consolidated Stockholders’ Equity
	2013		2012

Guarantees	COP	(8,165)	COP	(17,825)
Allowances for credit losses on off-balance sheet credit instruments, except commitments to extend credit (1)		(18,712)		(19,842)
	COP	(26,877)	COP	(37,667)

(1)	See e.i.) Allowance for loans losses , financial lease, and other receivables

At December 31, 2013 and 2012, outstanding letters of credit and bank guarantees issued by the Bank totaled COP 5,756,789 and COP 4,440,515 respectively. Under Colombian banking GAAP, the Bank recognizes in memorandum accounts the full guaranteed amount.

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

The table below summarizes, at December 31, 2013 and 2012, all of the Bank’s guarantees where the Bank is the guarantor:

	Expire within one year				Expire after one year				Total amount outstanding
	2013		2012		2013		2012		2013		2012
Letters of credit	COP	2,304,073	COP	1,681,099	COP	301,503	COP	1,027,423	COP	2,605,576	COP	2,708,522
Bank guarantees		1,817,472		1,072,320		1,333,741		659,673		3,151,213		1,731,993
Total	COP	4,121,545	COP	2,753,419	COP	1,635,244	COP	1,687,096	COP	5,756,789	COP	4,440,515

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and do not reflect expected results.

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

Under U.S.GAAP, as of December 31, 2013 and 2012, the Bank recognized COP 26,877 and COP 37,667 as a liability for the fair value of the obligations assumed at its inception.

s)	Insurance contracts

Under U.S. GAAP, reserves for individual and group life insurance are computed on the basis of interest rates and mortality tables, including a margin for adverse deviations. For the year 2013, the reserve discount rate used by Banistmo Seguros was 3.0%, based on the Bank’s own profitability experience.

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

On a daily basis, the Financial Operations Direction verifies the valuation of investments, and, the Proprietary Trading Desk’s Risk Management area reports the results of the portfolio’s valuation. On a quarterly basis, the investment and derivative portfolios are measured under U.S. GAAP and, if necessary, adjustments are made to the valuation methodologies.

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

When available, the Bank may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques such as discounted cash flows, pricing models and similar methodologies that use, when possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 2 or 3 even though there may be some significant inputs that are readily observable.

Fair-value estimates from internal valuation techniques are verified, when possible, to prices obtained from independent price providers or non-bidding brokers. Price providers and non-bidding brokers’ valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.When price providers’ services are used, the methods and assumptions used are reviewed by the Bank to support the completeness and accuracy of the prices received, using a combination of control processes, including evidence of observability and assessment of the price provider’s internal controls, obtaining evidence from independent accountants which have examined the maintenance of effective controls to assurance that its valuation system is protected against unauthorized access and the system is available for operation and use as committed. Also, where appropriate, management applies valuation adjustments to the pricing information from the sources.

The estimated fair value based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used. The Bank believes its valuation methods are appropriate and consistent with those used by other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, when available.

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

Credit Valuation Adjustment

Under Colombian banking GAAP, the measurement of the fair value of derivatives does not include a credit valuation adjustment (“CVA”). Under U.S. GAAP, the Bank measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option and forward derivatives. For the total adjustment, see i) investment securities and derivatives.

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

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 and 2012 based on the U.S. GAAP carrying amount:

	Fair value measurements as of December 31, 2013
	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	5,548,488	COP	1,313,364	COP	33,473	COP	6,895,325
Securities issued or secured by Colombian Government		5,455,931		249,622		10,831		5,716,384
Securities issued or secured by Government entities		-		40,018		4,698		44,716
Securities issued or secured by other financial entities		2,070		577,358		14,809		594,237
Securities issued or secured by Foreign Governments		3,886		353,648		-		357,534
Securities issued or secured by corporate entities		16,652		88,431		3,135		108,218
Mortgage-backed securities		-		4,287		-		4,287
Equity Securities		69,949		-		-		69,949

Investment securities		601,327		3,300,445		1,210,146		5,111,918
Available for sale -Debt securities
Securities issued or secured by Colombian Government		58,862		3,704		259,871		322,437
Securities issued or secured by Government entities		-		1,744,197		26		1,744,223
Securities issued or secured by other financial entities		130,337		209,508		39,033		378,878
Securities issued or secured by Foreign Governments		157,241		1,122,232		-		1,279,473
Securities issued or secured by El Salvador Central Bank		-		24,585		580,387		604,972
Securities issued or secured by corporate entities		31,718		26,519		15,853		74,090
Mortgage-backed securities		-		169,700		309,680		479,380
Equity securities		223,169		-		5,296		228,465

Derivatives		82		238,779		291,245		530,106
Foreign exchange contracts		-		135,423		257,445		392,868
Interest rate contracts		-		103,356		33,800		137,156
Equity contracts		82		-		-		82

Liabilities		-		(354,853)		(76,698)		(431,551)
Derivatives
Foreign exchange contracts		-		(263,784)		(66,392)		(330,176)
Interest rate contracts		-		(91,069)		(10,306)		(101,375)
	COP	6,149,897	COP	4,497,735	COP	1,458,166	COP	12,105,798
		50.80%		37.15%		12.05%

	Fair value measurements as of December 31, 2012
	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	6,043,544	COP	451,710	COP	78,205	COP	6,573,459
Securities issued or secured by Colombian Government		5,641,458		111,392		8,795		5,761,645
Securities issued or secured by Government entities		2,081		13,517		13,955		29,553
Securities issued or secured by other financial entities		140,090		296,033		25,431		461,554
Securities issued or secured by Foreign Governments		124,361		-		-		124,361
Securities issued or secured by corporate entities		91,351		25,418		30,024		146,793
Mortgage-backed securities		-		5,350		-		5,350
Equity Securities		44,203		-		-		44,203

Investment securities		718,193		2,132,483		1,282,144		4,132,820
Available for sale -Debt securities
Securities issued or secured by Colombian Government		57,685		134,108		212,419		404,212
Securities issued or secured by Government entities		-		1,233,697		118		1,233,815
Securities issued or secured by other financial entities		230,067		87,613		50,172		367,852
Securities issued or secured by Foreign Governments		148,761		434,570		-		583,331
Securities issued or secured by El Salvador Central Bank		-		69,057		513,252		582,309
Securities issued or secured by corporate entities		55,182		74,271		2,390		131,843
Mortgage-backed securities		-		99,167		498,543		597,710
Equity securities		226,498		-		5,250		231,748

Derivatives		-		344,373		361,444		705,817
Foreign exchange contracts		-		236,726		334,194		570,920
Interest rate contracts		-		107,647		27,250		134,897

Liabilities
Derivatives		-		(530,526)		(39,839)		(570,365)
Foreign exchange contracts		-		(468,578)		(34,574)		(503,152)
Interest rate contracts		-		(61,948)		(5,265)		(67,213)
	COP	6,761,737	COP	2,398,040	COP	1,681,954	COP	10,841,731
		62.37%		22.12%		15.51%

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2013.

	Balance, January 1, 2013		Included in earnings		Included in OCI		Purchases		Acquisition of Banistmo and its subsidiaries at October 31		Settlement		Prepayment		Transfers in to Level 3		Transfers out ofLevel 3		Balance, December 31, 2013		Unrealized gains (losses) still held(1)
Investment securities	COP	1,282,144	COP	16,693	COP	24,526	COP	588,711	COP	15,314	COP	(516,735)	COP	(1,446)	COP	24,005	COP	(223,066)	COP	1,210,146	COP	44,127

Securities issued or secured by Colombian Government		212,419		4,284		19,163		-		-		-		-		24,005		-		259,871		26,356
Securities issued or secured by Government entities		118		2		(2)				-		(9)		(83)		-		-		26		-
Securities issued or secured by other financial entities		50,172		322		(5,739)		-		-		(541)		(1,363)		-		(3,818)		39,033		(5,418)
Securities issued or secured by El Salvador Central Bank		513,252		8		(65)		580,444		-		(513,252)		-		-		-		580,387		(57)
Other investments		2,390		260		279		-		15,314		(2,390)		-		-		-		15,853		539
Morgage-backed securities		498,543		11,771		10,890		8,267		-		(543)		-		-		(219,248)		309,680		22,661
Equity Securities		5,250		46		-		-		-		-		-		-		-		5,296		46

Trading account assets	COP	78,205	COP	(2,931)	COP	-	COP	5,470	COP	-	COP	(36,804)	COP	(1,408)	COP	2,158	COP	(11,217)	COP	33,473	COP	(2,933)

Securities issued or secured by Colombian Government		8,795		968		-		9		-		-		-		1,059		-		10,831		1,096
Securities issued or secured by Government entities		13,955		(147)		-		-		-		(9,110)		-		-		-		4,698		(147)
Securities issued or secured by other financial entities		25,431		(1,885)		-		460		-		(7,821)		(1,408)		1,099		(1,067)		14,809		(2,015)
Other investments		30,024		(1,867)		-		5,001		-		(19,873)		-		-		(10,150)		3,135		(1,867)
Mortgage-backed securities		-		-		-		-		-		-		-		-		-		-		-

Derivatives	COP	321,605	COP	(59,341)	COP	-	COP	44,119	COP	8,526	COP	(106,956)	COP	-	COP	1,780	COP	4,814	COP	214,547	COP	(18,256)

Foreign exchange contracts		299,620		(50,067)		-		39,286		663		(104,853)		-		2,852		3,552		191,053		(14,504)
Interest rate contracts		21,985		(9,274)		-		4,833		7,863		(2,103)		-		(1,072)		1,262		23,494		(3,752)

(1)	Represents the amount of total gains or losses for the period, included in earnings and accumulated other comprehensive income (loss) for changes in fair value relating to assets and liabilities classified as Level 3 that are still held at December 31, 2013 and 2012.

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

Level 3 Fair Value Rollforward

The following were the significant Level 3 transfers for the period December 31, 2012 to December 31, 2013 and for the period 2011 to 2012:

The transfer for COP 25,064 in 2013 and COP 212,419 in 2012 on investments securities from level 2 to 3, is primarily linked to Securities issued or secured by the Colombian Government (known as Títulos de Reducción de Deuda – TRDs), for which its market liquidity have decreased, due to the proximity of its maturity date and the fact that no additional issuances have been placed in the market since 2006.

Transfers from Level 2 to Level 3, of COP 1,099 in 2013 and COP 10,785 in 2012 of Investment securities issued or secured by other financial entities, primarily due to a decrease in observability of prices. Transfers of COP 3,820 during the year 2012, of bonds secured by multilateral financial corporations from Level 2 to Level 3 due mainly to a lack of liquidity, and were priced using a discounted cash flow model.

Transfer of COP 219,248 and COP 35,777 during the years 2013 and 2012, respectively, of mortgage-backed securities (“TIPS”) in Investments securities from Level 3 to Level 2 consisting mainly of securities issued in December 2010 for both years. As trading activity in these securities increased and pricing became observable, these positions were transferred to Level 2 for years ended at December 31, 2013 and December 31, 2012, respectively.

The transfer of COP 15,034 in 2013 from Level 3 to Level 2 of Investment securities issued by financial entities and Colombian corporations, primarily linked to the increase in their market liquidity and the observalitity of prices.

Transfers of COP 10,785 during 2012 of Investment securities issued or secured by other financial entities includes COP 6,965 of bonds issued by other Colombian financial institutions transferred from Level 2 to Level 3, primarily due to a decrease in observability of prices.

All transfers are assumed to occur at the end of the reporting period.

Quantitative Information about Level 3 Fair Value Measurements

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities as of December 31, 2013 and 2012:

Quantitative Information about Level 3 Fair Value Measurements as of December 31, 2013			Inputs
Financial instrument	Fair Value		Valuation Technique	Significant unobservable input	Ranges of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Securities issued or secured by Colombian Government
Internal debt securities secured by Colombian Government (“TRD”)	COP	270,692	Discounted cash flow	Yield	(3.98)% to (3.55)%	(3.87)%	267,735	273,722

Securities issued or secured by other financial entities and corporate entities
Coporate debt securities – (“ABS”)		46,221	Price-based	Discount to price	(2.75)% to 2.87%	n/a	44,853	47,382
Coporate debt securities		27,416	Discounted cash flow	Yield	0.53% to 4.94%	1.99%	27,087	27,958
Debt securities secured by other financial institutions		102	Discounted cash flow	Yield	0.13% to 2.13%	1.14%	101	103
Multilateral Bonds		2,366	Price-based	Price	n/a	n/a	2,279	2,457

Mortgage-backed securities (“TIPS”)
TIPS		309,680	Discounted cash flow	Yield	1.82% to 2.92%	2.18%	278,779	287,257
				Liquidity risk premium	0% to 10.35%	5.22%	278,978	287,048
				Prepayment speed	n/a	n/a	283,833	285,408

Securities issued or secured by the El Salvador Central Bank
Internal debt securities secured by El Salvador Central Bank (“CEDEL” )		580,387	Discounted cash flow	Country risk premium	3.14% to 4.36%	n/a	580,370	580,403

Equity Securities
Equity securities		6,755	Price-based	Price	n/a	n/a	n/a	n/a

Derivatives
Options		24,527	Black-Scholes	Recovery rate	40%	n/a	24,531	24,524
				Credit spread	0% to 61.92%	9.69%	24,527	24,527
Forward		28,654	Discounted cash flow	SPBAAA & ASW	0.08% to 6.86%	3.39%	28,646	16,573
				Credit spread	0% to 61.92%	9.92%	26,794	26,925
Swaps	COP	161,366	Discounted cash flow	SPBAAA & ASW	0.08% to 8.11%	3.39%	158,217	157,960
				Credit spread	0% to 61.92%	9.92%	145,573	156,642

n/a = not applicable

SPBAAA = Colombian financial institutions Credit spread curve.

ASW = The Bank’s Assets Swap Curve

Quantitative Information about Level 3 Fair Value Measurements as of December 31, 2012			Inputs
Financial instrument	Fair Value		Valuation Technique	Significant unobservable input	Ranges of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Securities issued or secured by Colombian Government
Internal debt securities secured by Colombian Government (“TRD”)	COP	221,214	Discounted cash flow	Yield	0.97% to 4.24%	3.37%	216,902	225,601

Securities issued or secured by other financial entities and corporate entities

Coporate debt securities – (“ABS”)		49,417	Price-based	Discount to price	0% to 10.20%	n/a	49,864	48,967
Coporate debt securities		58,718	Discounted cash flow	Yield	(0.04)% to 6.57%	2.18%	58,380	59,079

Securities issued or secured by Government entities
Internal debt securities secured by Government entities		13,955	Discounted cash flow	Yield	3.08% to 3.65%	3.45%	13,268	14,702

Mortgage-backed securities (“TIPS”)
TIPS		498,543	Discounted cash flow	Yield	(0.17%) to 0.83%	0.06%	483,736	514,255
				Liquidity risk premium	0% to 10.72%	4.10%	487,797	509,987
				Prepayment speed	n/a	n/a	499,960	495,226

Securities issued or secured by the El Salvador Central Bank
Internal debt securities secured by El Salvador Central Bank (“CEDEL” )		513,252	Discounted cash flow	Country risk premium	3.71% to 5.20%	4.46%	513,224	513,281

Equity Securities
Inmobiliaria Cadenalco		5,250	Price-based	Price	COP 28,610.04 to COP 29,169.17(1)	n/a	n/a	n/a

Derivatives
Options		8,352	Black-Scholes	Recovery rate	25%	n/a	8,354	8,350
				Credit spread	0.16% to 30.24%	2.16%	8,288	8,372
Forward		59,772	Discounted cash flow	SPBAAA & ASW	5.1% to 8.9%	7.52%	59,009	58,952
				Credit spread	2.30% to 23.51%	9.35%	58,194	59,171
Swaps	COP	253,481	Discounted cash flow	SPBAAA & ASW	5.10% to 8.90%	7.40%	248,890	248,738
				Credit spread	2.30% to 23.51%	9.26%	241,891	256,072

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

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

For the year ended December 31, 2013, the Bank transferred securities amounting to COP 6,271 related to securities issued or secured by other Colombian financial entities and amounting to COP 2,657 linked to corporate debt securities from Level 1 to Level 2, because these securities were not traded with enough frequency to comprise an active market.

During the year ended December 31, 2013, the Bank transferred securities amounting to COP 10,781 related to debt securities issued by Colombian Government from Level 2 to Level 1 primarily, because such securities were traded more frequently to comprise an active market. During the year ended December 31, 2012, the Bank has not transferred derivatives from Level 1 to Level 2, or vice versa.

Nonfinancial assets and nonfinancial liabilities measured at Fair Value

The following table presents for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2013 and 2012 based on the supplemental consolidated condensed balance sheets:

	Fair value measurements
Year ended	Level 1		Level 2		Level 3		Total gain (losses)
2013
Collateralized loans	COP	-	COP	-	COP	276,421	COP	(77,093)
Premises and equipment						171,657		(1,735)
Foreclosed assets		-		-		98,363		(1,371)
Goodwill		-		-		20,493		(1,502)
	COP	-	COP	-	COP	566,934	COP	(81,701)
2012
Collateralized loans	COP	-	COP	-	COP	166,864	COP	(41,036)
Foreclosed assets		-		-		75,250		(12,114)
	COP	-	COP	-	COP	242,114	COP	(53,150)

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

The table below presents the disclosures required by ASC 825 to all assets and liabilities based on the U.S. GAAP carrying amounts:

	December 31, 2013				December 31, 2012
	U.S. GAAP Amount		Estimated fair value		U.S. GAAP Amount		Estimated fair value
Financial assets
Cash and due from banks	COP	15,441,716	COP	15,441,716	COP	8,192,235	COP	8,192,235
Investment securities, net		5,147,029		5,147,029		4,181,246		4,181,246
Trading account		6,946,742		6,946,742		6,615,448		6,615,448
Loans and accrued interest receivable on loans, net		92,291,656		96,093,371		72,371,723		73,969,923
Customers' acceptances		38,589		38,589		54,264		54,264
Derivatives		530,106		530,106		705,817		705,817
Financial liabilities
Derivatives		431,551		431,551		570,364		570,364
Time deposits		34,058,452		34,461,630		24,767,489		25,277,511
Overnight funds		1,127,737		1,127,737		46,876		46,876
Bank acceptances outstanding		34,253		34,253		50,287		50,287
Interbank borrowings(1)		7,906,365		7,906,365		1,834,724		1,834,724
Borrowings from development and other domestic banks(1)		4,653,708		4,653,708		3,498,902		3,498,902
Bonds		12,423,069		12,593,978		12,243,755		13,679,386

(1)	Interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. In addition, these instruments bear interest at variable rates.

The following table sets forth for each of the fair value hierarchy levels the Bank’s assets and liabilities that are not recorded at fair value, but their fair value is measured on a recurring basis at December 31, 2013 and 2012:

	Fair value measurements as of December 31, 2013
	Level 1		Level 2		Level 3		Total Balance

Loans	COP	-	COP	-	COP	96,093,371	COP	96,093,371
Deposits		14,615,089		6,386,015		13,460,526		34,461,630
Bonds		11,027,909		1,438,753		127,316		12,593,978
Overnight funds		-		-		1,127,737		1,127,737
Interbank borrowings		-		-		7,906,365		7,906,365
Borrowings from development and other domestic banks		-		-		4,653,708		4,653,708
	COP	25,642,998	COP	7,824,768	COP	123,369,023	COP	156,836,789
		16.35%		4.99%		78.66%

	Fair value measurements as of December 31, 2012
	Level 1		Level 2		Level 3		Total Balance

Loans	COP	-	COP	-	COP	73,969,923	COP	73,969,923
Deposits		-		5,007,868		20,269,643		25,277,511
Bonds		12,122,079		1,400,999		156,308		13,679,386
Overnight funds		-		-		46,876		46,876
Interbank borrowings		-		-		1,834,724		1,834,724
Borrowings from development and other domestic banks		-		-		3,498,902		3,498,902
	COP	12,122,079	COP	6,408,867	COP	99,776,376	COP	118,307,322
		10.25%		5.42%		84.33%

The fair value represents management’s best estimates based on internally developed methodologies, in cases where quoted prices of bonds and deposits issued by the Bank are not directly observable in an active market, the Bank uses discounted cash flow methodology that incoporates curves derived from quoted instruments in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. For loans, cash flows are discounted at interest rates published by the SFC, which represents the current market origination rates for loans with similar terms and risk at the valuation date. For assets and liabilities held at the end of the reporting period, the fair values differ from period to period due to changes in interest rates, credit risk related to third parties and the own Bank’s credit risk, market perceptions of value, and new transactions that the Bank has entered into.

In addition to the instruments in the tables above, the Bank holds COP 1,024,894 and COP 554,732 of private equity securities that are classified as Level 3 and reported within other assets as of December 31, 2013 and 2012, respectively. Valuation of private equity securities are based on the most recent issuer’s financial information.

Quantitative Information about Level 3 Nonrecurring Fair Value Measurements

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities not carried at fair value as of December 31, 2013 and 2012:

Quantitative Information about Level 3 Nonrecurring Fair Value Measurements as of December 31, 2013:

Financial instrument	Fair Value		Valuation Technique	Significant unobservable input	Low	High

Loans	COP	96,093,371	Discounted cash flow	Discount rate	5.42%	41.00%

Deposits		13,460,526	Discounted cash flow	Yield	1.00%	7.91%

Bonds		127,316	Discounted cash flow	Yield	4.14%	6.37%

Quantitative Information about Level 3 Nonrecurring Fair Value Measurements as of December 31, 2012:

Financial instrument	Fair Value		Valuation Technique	Significant unobservable input	Low	High

Loans	COP	73,969,923	Discounted cash flow	Discount rate	6.33%	35.92%

Deposits		20,269,643	Discounted cash flow	Yield	1.90%	9,22%

Bonds		156,308	Discounted cash flow	Yield	0.63%	4.01%

u)	Paid-in capital

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

The amount computed, in accordance with Colombian banking GAAP was recorded as a deferred asset to be amortized against the balance of a local special account named the “revaluation of equity” in stockholders’ equity (this account was created when in the past companies recorded inflation adjustments) on the date of each payment. If the balance in this account is less than the amount of the equity tax, the difference is amortized into the consolidated statement of operations also over four years without interest. As of December 31, 2013, under Colombian banking GAAP the deferred asset amounted to COP 24,915. The amount of COP 392,681 has been amortized against revaluation of equity. During the year 2013, the parent company has amortized the remaining of the deferred amount against equity by COP 91,015.

Under U.S. GAAP, an equity tax liability was recorded on a discounted basis to reflect the time value of money as the aggregate amount of the liability and the amount and timing of cash payments are fixed. As of December 31, 2013 and 2012, the equity tax liability amounted to COP 112,101 and COP 221,684, respectively. For the years ended December 31, 2013 and 2012, the corresponding discount effect amounted to COP 7,657 and COP 9,434, respectively, and were recorded in the line “Administrative and other expenses”. The discount curve rate used was the risk free rate plus the Bank’s risk premium.

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

For the years 2013 and 2012, the Bank has recognized provisions related to the discussions with the Tax administration (DIAN), the Bogotá District Council and the Barranquilla District Council amounting to COP 12,988 and COP 10,113, respectively.

According to U.S. GAAP, an estimated loss from a loss contingency shall be accrued by a charge to income if information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Under U.S. GAAP, the Bank has recognized provisions related to the discussions with the Tax administration (DIAN), the Bogotá District Council and Barranquilla District Council amounting to COP 55,414, which have been assessed as “Probable” based on the Bank’s and its legal counsel’s judgment as of December 31, 2013. The provision recognized represents the individual most likely outcome of the amount required to settle each obligation.

There are no contingencies or other uncertainties that could affect the fairness of presentation of the financial data as of December 31, 2013.

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

Basic EPS is calculated by reducing the income from continuing operations by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period, considering the allocation of remaining earnings to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. EPS is determined by dividing the total earnings allocated to each security by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2013, 2012 and 2011, the Bank has applied the two-class method considering there was no difference between basic or diluted EPS on this basis for these years. Bancolombia S.A. has preferred shares which are participating securities as they may participate in earnings with the common shares after payment of the minimum dividend on the preferred shares.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2013, 2012 and 2011 (in millions of pesos, except per share data):

	2013		2012		2011

Income from continuing operations before attribution of non-controlling interests	COP	1,457,795	COP	1,624,698	COP	967,245
Less: Non-controlling interests from continuing operations		42,160		40,008		53,253
Net income from continuing operations		1,415,635		1,584,690		913,992

Income from operations and disposals of discontinued operations, net of taxes		-		48,873		129,644
Less: Non-controlling interests from discontinuing operations		-		-		-
Net income attributable to the controlling interest under U.S. GAAP		1,415,635		1,633,563		1,043,636

Less: Preferred dividends declared		257,960		237,766		185,964
Less: Allocation of undistributed earnings to preferred stockholders		310,607		411,051		182,465
Continuing operations		310,607		391,639		134,940
Discontinued operations		-		19,412		47,525
Net income allocated to common shareholders for basic and diluted EPS		847,068		984,746		675,207

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		510		510		510
Basic and Diluted earnings per share to common shareholders (U.S. GAAP)	COP	1,662.00	COP	1,932.00	COP	1,324.64

From continuing operations		1,662.00		1,874.00		1,153.64
From discontinued operations		-		58.00		171.00

y)	Segments Disclosure

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The Bank’s consolidated group structure includes the following segments: Banking Colombia, Banking Panama, Banking El Salvador, Leasing, Trust, Investment, Brokerage, Off Shore, Insurance and All Other segments.

The Bank manages and measures the performance of its operations through these business segments using the same accounting policies described in the summary of significant accounting policies (see Note 2). The reconciliation of the total of the segments profit/loss to U.S. GAAP is already presented in note (31) (a).

The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.

The following presents information on reported operating segment profit or loss, and segment assets under Colombian banking GAAP:

							December 31, 2013(3)
	Banking Colombia	Banking Panama(3)	Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Insurance(3)	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	4,274,577	58,954	363,079	591,086	896	132	14,948	32,644	819	(4,714)	5,332,421	(323,863	)(2)	5,008,558
Interest income	6,493,643	97,479	457,162	1,247,687	1,024	366	17,523	173,563	819	1,606	8,490,872	(360,188	)(2)	8,130,684
Interest expense	2,219,066	38,525	94,083	656,601	128	234	2,575	140,919	-	6,320	3,158,451	(36,325	)(2)	3,122,126
Revenues (expenses) from transactions with other operating segments of the Bank	(88,918)	1,641	(2,328)	59,804	(50,986)	1,963	58,450	31,877	(1,876)	(9,627)	-	-		-
Net provisions	(1,074,009)	(21,719)	(41,611)	(97,035)	(532)	454	(1,160)	(25,410)	(287)	(33)	(1,261,342)	30,742	(2)	(1,230,600)
Net Commissions	1,517,679	20,310	132,464	51,626	198,582	21,860	70,315	19,837	1,294	(2,895)	2,031,072	(114,716	)(2)	1,916,356
Foreign exchange gains,and Derivatives	87,934	18,020	7,215	(6,534)	887	(25)	3,848	9,181	198	1,990	122,714	(13,683	)(2)	109,031
Other operating income	554,351	1,368	72	61,432	622	24,575	4,983	305,597	11,226	228,678	1,192,904	(461,810	)(2)	731,094
Total Operating Income	5,271,614	78,574	458,891	660,379	149,469	48,959	151,384	373,726	11,374	213,399	7,417,769	(883,330	)(2)	6,534,439
Operating Income before provisions	6,345,623	100,293	500,502	757,414	150,001	48,505	152,544	399,136	11,661	213,432	8,679,111	(914,072	)(2)	7,765,039
Salaries and employee benefits	1,327,417	24,938	102,450	90,102	37,041	13,088	74,738	11,397	520	5,383	1,687,074	(219,294	)(2)	1,467,780
Administrative and other expenses	2,203,962	43,887	132,013	242,612	24,059	4,369	27,010	65,934	2,620	53,904	2,800,370	371,130	(2)	3,171,500
Operating expenses	3,531,379	68,825	234,463	332,714	61,100	17,457	101,748	77,331	3,140	59,287	4,487,444	151,836	(2)	4,639,280
Non-operating income (expense)	(8,913)	(456)	6,051	(76,424)	698	996	(2,428)	3,305	(1,194)	(5,906)	(84,271)	121,334	(2)	37,063
Income before income taxes	1,731,322	9,293	230,479	251,241	89,067	32,498	47,208	299,700	7,040	148,206	2,846,054	(913,832	)(2)	1,932,222
Income tax expense	(248,182)	(13,628)	(70,325)	(23,857)	(29,452)	(1,570)	(15,881)	-	(448)	(13,752)	(417,095)	-		(417,095)
Segment profit/loss	1,483,140	(4,335)	160,154	227,384	59,615	30,928	31,327	299,700	6,592	134,454	2,428,959	(913,832	)(2)	1,515,127
Segment assets	83,818,770	15,153,154	7,596,257	15,358,140	56,107	164,361	294,435	6,131,448	261,587	1,981,982	130,816,240	-		130,816,241

(1)	Includes provisions, dividends, gains on sales and non-controlling interes.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	On October 31, 2013 the Bank acquired 100% of common shares and 90.1% of preferred shares of Banistmo and its subsidiaries (formerly HSBC Bank Panama) including its securities, trust, consumer finance businesses and insurance subsidiaries. See Note 1 "Organization and Background".

						December 31, 2012(3)
	Banking Colombia	Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	4,010,434	333,789	533,725	12,635	2,391	20,284	95,963	1,353	5,010,574	(243,551)		4,767,023
Interest income	6,048,931	401,309	1,183,803	12,665	3,129	29,175	231,852	1,616	7,912,480	(250,597	)(2)	7,661,883
Interest expense	2,038,497	67,520	650,078	30	738	8,891	135,889	263	2,901,906	(7,046	)(2)	2,894,860
Revenues (expenses) from transactions with other operating segments of the Bank	(34,721)	(1,890)	42,153	(28,771)	1,495	35,872	(1,456)	(12,682)	-	-		-
Net provisions	(1,057,745)	16,775	(91,389)	(831)	(137)	(68)	5,268	15,434	(1,112,693)	1,820		(1,110,873)
Net Commissions	1,445,429	129,226	36,528	198,987	38,415	70,511	15,461	(979)	1,933,578	(126,538	)(2)	1,807,040
Foreign exchange gains, and Derivatives	159,976	(964)	3,372	(118)	(65)	(9)	4,084	(9,444)	156,832	11,115		167,947
Other operating income	365,500	66	65,596	602	24,464	2,558	106,483	402,602	967,871	(302,721	)(2)	665,150
Total Operating Income	4,888,873	477,002	589,985	182,504	66,563	129,148	225,803	396,284	6,956,162	(659,875)		6,296,287
Operating Income before provisions	5,946,618	460,227	681,374	183,335	66,700	129,216	220,535	380,850	8,068,855	(661,695)		7,407,160
Salaries and employee benefits	1,333,576	96,488	93,180	42,100	14,637	72,782	8,653	5,835	1,667,251	(273,224	)(2)	1,394,027
Administrative and other expenses	1,962,690	120,803	221,819	21,065	4,744	29,417	48,847	35,159	2,444,544	323,811	(2)	2,768,355
Operating expenses	3,296,266	217,291	314,999	63,165	19,381	102,199	57,500	40,994	4,111,795	50,587		4,162,382
Non-operating income (expense)	18,153	4,290	(52,761)	1,106	491	4,333	(195)	(2,882)	(27,465)	62,680	(2)	35,215
Income before income taxes	1,610,760	264,001	222,225	120,445	47,673	31,282	168,108	352,408	2,816,902	(647,782)		2,169,120
Income tax expense	(318,158)	(66,473)	(3,106)	(38,827)	(8,653)	(5,962)	-	(25,895)	(467,074)	-		(467,074)
Segment profit/loss	1,292,602	197,528	219,119	81,618	39,020	25,320	168,108	326,513	2,349,828	(647,782)		1,702,046
Segment assets	71,566,337	6,699,690	13,179,545	79,579	165,326	224,811	5,215,286	785,806	97,916,380	-		97,916,380

(1)	Includes provisions, dividends, gains on sales and non-controlling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	During 2012 and 2011 both AFP Crecer and Asesuisa were sold, which were included in the Insurance segment. See note 1.

							December 31, 2011
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Insurance (3)	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	COP	3,000,900	355,778	473,867	14,906	7,043	22,149	107,043	2,454	1,806	3,985,946	(82,358)		3,903,588
Interest income		4,418,999	420,445	904,109	14,910	7,682	35,589	226,768	3,180	2,164	6,033,846	(88,252	)(2)	5,945,594
Interest expense		1,418,099	64,667	430,242	4	639	13,440	119,725	726	358	2,047,900	(5,894	)(2)	2,042,006
Revenues (expenses) from transactions with other operating segments of the Bank		(16,745)	18,314	15,802	(1,478)	1	(686)	(106)	(18,235)	3,133	-	-		-
Net provisions		(481,251)	(38,787)	(49,211)	158	(242)	(86)	2,557	1,033	(37,211)	(603,040)	4,335	(2)	(598,705)
Net Commissions		1,335,101	107,442	11,703	166,736	33,972	81,094	19,686	(65)	(40)	1,755,629	(87,045	)(2)	1,668,584
Foreign exchange gains, and Derivatives		150,322	14,931	748	401	193	846	9,230	1,444	21,582	199,697	(27,425)		172,272
Other operating income		318,754	831	52,380	520	41,753	27,065	174,148	45,689	348,376	1,009,516	(490,551	)(2)	518,965
Total Operating Income		4,307,081	458,509	505,289	181,243	82,720	130,382	312,558	32,320	337,646	6,347,748	(683,044	)(2)	5,664,704
Operating Income before provisions		4,788,332	497,296	554,500	181,085	82,962	130,468	310,001	31,287	374,857	6,950,788	(687,379)		6,263,409
Salaries and employee benefits		1,145,361	92,521	86,077	39,242	15,894	68,740	7,766	3,997	5,083	1,464,681	(189,330	)(2)	1,275,351
Administrative and other expenses		1,692,624	112,783	194,401	30,268	5,679	30,207	53,036	5,555	15,558	2,140,111	190,886	(2)	2,330,997
Operating expenses		2,837,985	205,304	280,478	69,510	21,573	98,947	60,802	9,552	20,641	3.604.792	1,556		3,606,348
Non-operating income (expense)		53,989	6,731	(488)	4,540	1,062	6,226	(392)	524	(7,404)	64,788	11,267	(2)	76,055
Income before income taxes		1,523,085	259,936	224,323	116,273	62,209	37,661	251,364	23,292	309,601	2,807,744	(673,333	)(2)	2,134,411
Income tax expense		(319,572)	(60,575)	(2,720)	(37,637)	(9,186)	(3,942)	-	(5,253)	(31,631)	(470,516)	(1)		(470,517)
Segment profit/loss		1,203,513	199,361	221,603	78,636	53,023	33,719	251,364	18,039	277,970	2,337,228	(673,334)		1,663,894
Segment assets		63,626,713	6,931,582	11,488,298	303,579	462,155	364,962	8,751,997	173,006	1,852,144	93,954,429	(8,491,409)		85,463,020

(1)	Includes provisions, dividends, gains on sales and non-controlling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	Includes Asesuisa, which was sold in 2012. See Note 1.

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	As of December 31,
	2013				2012
			Long				Long
Geographic Information	Revenues		Term – Assets (1)		Revenues		Term – Assets (1)

Colombia	COP	15,281,300	COP	4,878,159	COP	13,239,996	COP	3,392,087
Panama and Cayman Islands		1,002,062		120,629		748,636		6,043
Puerto Rico		33,287		21		27,675		58
Perú		65,829		86,868		55,367		96,337
El Salvador		755,168		103,743		816,554		106,930
USA		32		-		48,026		-
Costa Rica		888		98		828		3
Guatemala		1,040		1		852		1
Total		17,139,606		5,189,519		14,937,934		3,601,459
Eliminations of intersegment operations		(1,742,423)		(10,533)		(1,389,808)		(10,831)
Total, net	COP	15,397,183	COP	5,178,986	COP	13,548,126	COP	3,590,628

(1)	Included foreclosed assets, net, and property, plant and equipment, net.

As of December 31, 2013, the following are the Bank’s operating segments:

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local Governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank’s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank’s corporate and Government sales force targets and specializes in companies with more than COP 16,000 in revenue of nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

Bancolombia S.A., Compañía de financiamiento Tuya S.A. and Factoring S.A.are the companies through this segment operates.

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

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa, Valores Bancolombia Panama S.A. and Suvalor Panama Fondo de Inversión S.A. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panama S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

The performance of Bancolombia Panama, which has a significant weight in this segment, refers only to the results reported by Bancolombia Panama’s offshore commercial banking activities and does not consolidate the results of Banco Agrícola, which are reflected in the results for the segment Banking El Salvador.

Insurance: This segment provided insurance services to individuals and companies in Panama through Banistmo Seguros. This segment only includes the results for the two months period November- December, 2013, due to the acquisition of Banistmo and its subsidiaries (formerly HSBC Bank Panama).

All Other: This segment includes results from the operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., CFNS Infraestructura S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Vivayco S.A.S., Banagrícola S.A., Inversiones Financieras Banco Agrícola, Fondo Inmobiliario Colombia and others.

Banking Panama: This segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment only includes the results for the two months period November- December, 2013, due to the acquisition of Banistmo and its subsidiaries (formerly HSBC Bank Panama).

Recent U.S. GAAP Pronouncements

In April 2014, FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” to change the criteria for reporting discontinued operations. The amendments clarify that a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale; (2) The component of an entity or group of components of an entity is disposed of by sale; (3) The component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). The new accounting guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Management is currently assessing the impact of the adoption of ASU 2014-08 on the Bank’s financial statements and U.S. GAAP disclosures.

In January 2014, FASB issued ASU 2014-04, “Receivables—Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” to clarify when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. According to new guidance physical possession has been received upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. Those amendments are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In July 2013, FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists” to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. Formerly, three approaches were used to be considered for the financial statement presentation of an unrecognized tax benefit, when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. A) Some entities present unrecognized tax benefits as a liability unless the unrecognized tax benefit is directly associated with a tax position taken in a tax year that results in, or that resulted in, the recognition of a net operating loss or tax credit carry forward for that year and the net operating loss or tax credit carry forward has not been utilized. B) Other entities present unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss carry forward or tax credit carry forward in certain circumstances, and C) The entity can to make an accounting policy election to apply one of the other two approaches to all unrecognized tax benefits. The amendments in this update reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In July 2013, FASB issued ASU 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes (a consensus of the FASB Emerging Issues Task Force)” to permit the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. Government and the London Interbank Offered Rate (LIBOR). The Fed Funds rate is the interest rate at which depository institutions actively trade balances held at the Federal Reserve with each other, usually overnight. The weighted average of this rate across all such transactions on any given day is the daily Fed Funds effective rate. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2013 and 2012.

In April 2013, FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting” to require a statement of changes in net assets in liquidation instead of a statement of comprehensive income in order to provide more relevant information to users of the financial statements of an entity that is in liquidation. The requirements will be effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, although early adoption is permitted. The amendments have no impact on the Bank’s U.S. GAAP disclosures and financial information.

In March 2013, FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830)”: to resolve the diversity in practice about the cumulative translation adjustment derecognition guidance in Subtopic 830-30 for the derecognition of certain subsidiaries or groups of assets within a foreign entity and for changes in an investment in a foreign entity. Furthermore, the ASU 2013-05 resolves the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. The requirements wereeffective prospectively for fiscal years beginning after December 15, 2012. Management has concluded that the adoption of the ASU 2013-05 had no impact on the Bank’s financial statements and U.S. GAAP disclosures for the year ending at December 31, 2013.

In February 2013, FASB issued ASU 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (Topic 220)”. The amendments require additional disclosures of items reclassified from accumulated Other Comprehensive Income (OCI) to net income. The requirements were effective prospectively for reporting periods beginning after December 15, 2012. Management has concluded that the adoption has no significant impact on the Bank’s U.S. GAAP disclosures and financial information. For further information see Note 31 “Supplemental Consolidated Statement of Comprehensive Income”.

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. The amendments required by the ASU 2013-01 has been considered on the Bank’s financial statement and U.S. GAAP disclosures, for further information see Note 31, i) “Investment securities, derivatives and repos”.

In October 2012, FASB issued ASU 2012-04, “Technical Corrections and improvements” to provide: 1) clarification through updating wording, correcting references, or a combination of both, which affects a wide variety of Topics in the Codification; 2) clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. The amendments are not introducing any new fair value measurements and are not intended to result in a change in the application of the requirements in Topic 820 or fundamentally change other principles of U.S. GAAP. For public entities, the amendments that are subject to the transition guidance were be effective for fiscal periods beginning after December 15, 2012. Management has concluded that adoption of ASU 2012-04 had no impact on the U.S. GAAP disclosures and financial information released by the Bank.

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

In July 2012, FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Section 350-30. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments were effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Management has decided to perform the annual impairment test for indefinite-lived intangible assets for all of the recognized Indefinite-lived intangible assets in prior business combinations as of December 31, 2013. See Note 31, section m) Business combination.

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011.
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008(1).
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.1	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.
15.1	Consent of Pricewaterhouse Coopers Ltda.
15.2	Consent of KPMG Central America S.A. (KCA)

(1)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

