Form 20-F
period 2014-12-31
BANCOLOMBIA SA
filed 2015-04-28
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 27, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to_____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_____________

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

Common Shares	509,704,584
Preferred Shares	452,122,416

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

Item 17☐ Item 18 ☒

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

Yes ☐       No ☐

ii

D.	SELLING STOCKHOLDERS	133
E.	DILUTION	133
F.	EXPENSES OF THE ISSUE	133

iii

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

References to “Banistmo” refer to Banistmo S.A., a banking institution organized under the laws of the Republic of Panama, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

References to “Central Bank” refer to the Central Bank of Colombia. (Banco de la República).

References to “Colombia” refer to the Republic of Colombia.

References to “Colombian GAAP” refer to generally accepted accounting principles in Colombia.

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

References to “Factoring Bancolombia” refer to Factoring Bancolombia S.A. Compañía de Financamiento, a Subsidiary of Bancolombia organized under the laws of Colombia specialized in accounts receivable financing that was liquidated on December 23, 2014 after the assignment to, and assumption by Bancolombia, of all its assets, liabilities and commercial agreements.

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

References to “IRS” refer to U.S. Internal Revenue Service.

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

References to “Representative Market Rate” refer to Tasa Representativa del Mercado, the U.S. dollar representative market rate, certified by the SFC. The Representative Market Rate is an economic indicator of the daily exchange rate on the Colombian market spot of currencies. It corresponds to the arithmetical weighted average of the rates for the purchase and sale of currencies by certain financial institutions (including Bancolombia) authorized to engage in foreign exchange transactions in Colombia.

References to “SEC” refer to the U.S. Securities and Exchange Commission.

References to “SMEs” refer to Small and Medium Enterprises

References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente.

The effective legal minimum monthly salary in Colombia. In 2014, the effective legal minimum monthly salary in Colombia was COP 616,000.

References to “Subsidiaries” refer to entities in which Bancolombia holds, directly or indirectly, more than 50% of the outstanding voting shares.

ii

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements which may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but instead represent only the Bank’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Bank’s control. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “predict”, “target”, “forecast”, “guideline”, “should”, “project” and similar words and expressions are intended to identify forward-looking statements. It is possible that the Bank’s actual results may differ, possibly materially, from the anticipated results indicated in or implied by these forward-looking statements.

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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited Consolidated Financial Statements (the “Consolidated Financial Statements”) are prepared following the accounting practices and the special regulations of the SFC, or, in the absence of such regulations, Colombian banking GAAP. Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 31 to the Consolidated Financial Statements included in this Annual Report provides a description of the principal differences between Colombian banking GAAP and U.S. GAAP as they relate to the Consolidated Financial Statements and provides a reconciliation of consolidated net income and consolidated stockholders’ equity for the years and dates indicated herein.

For consolidation purposes under Colombian banking GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies. In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations.

For 2014, the Consolidated Financial Statements include entities in which it holds, directly or indirectly, a majority of the outstanding voting rights. The Bank consolidates directly Leasing Bancolombia, Fiduciaria Bancolombia, Banca de Inversión, Tuya S.A. Compañía de Financiamiento, Bancolombia Puerto Rico Internacional Inc., Bancolombia Panama, Valores Bancolombia Comisionista de Bolsa, FCP Fondo Colombia Inmobiliario S.A., Patrimonio Autónomo Cartera LBC and Banistmo S.A.. Some of the Bank’s Subsidiaries also consolidate their own subsidiaries. Bancolombia Panama consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A. Sinesa, Suleasing International USA, Inc. and Banagrícola (which, in turn, consolidates Inversiones Financieras Banco Agrícola S.A. IFBA, Banco Agrícola, Arrendadora Financiera S.A. Arfinsa, Credibac S.A. de C.V., Valores Banagrícola S.A. de C.V., Banagrícola Guatemala S.A., and Bagrícola Costa Rica S.A.). Banca de Inversión consolidates BIBA Inmobiliaria S.A.S., Valores Simesa S.A., Inversiones CFNS S.A.S. (which, in turn, consolidates CFNS Infraestructura S.A.S. (currently under winding up process), Vivayco S.A.S. and Uff Móvil S.A.S.). Leasing Bancolombia consolidates Leasing Perú S.A., Renting Colombia (which, in turn, consolidates Arrendamiento Operativo CIB S.A.C., Fondo de Inversión en Arrendamiento Operativo, Renting Perú, Capital Investments SAFI S.A., and Transportempo S.A.S.). Valores Bancolombia consolidates Valores Bancolombia Panama S.A. and Suvalor Panama Fondo de Inversión S.A. Fiduciaria Bancolombia consolidates FiduPerú S.A. Sociedad Fiduciaria and Banistmo consolidates Banistmo Investment Corporation S.A., Financiera Flash S.A., Grupo Financomer S.A., Financomer S.A., Leasing Banistmo S.A., Seguros Banistmo S.A., Securities Banistmo S.A., Banistmo Capital Markets Group Inc., Banistmo Asset Management Inc., Anavi Investment Corporation S.A., Williamsburg International Corp., Van Dyke Overseas Corp., M.R.C. Investment Corp., Inmobiliaria Bickford S.A., Desarrollo del Oriente S.A., Bien Raices Armuelles S.A. , Steens Enterpresies S.A. and Ordway Holdings S.A. See “Item 4. Information on the Company – C. Selected Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Bank maintains accounting records in pesos. The Consolidated Financial Statements as of December 31, 2014, and 2013 and for the three years ended December 31, 2014 (collectively, including the notes thereto, the “Financial Statements”) contained in this Annual Report are expressed in millions of pesos.

This Annual Report translates certain Colombian pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 2,392.46 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2014 the last business day of the year. The SFC also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 24, 2015, the Representative Market Rate was COP 2,461.17 per USD 1.00.

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

The Bank maintains an internet site at http://www.grupobancolombia.com/. In addition, certain of the Bank’s Subsidiaries referred to in this Annual Report maintain separate internet sites. For example, Banco Agrícola and Banistmo maintain internet sites at http://www.bancoagricola.com/ and http://www.banistmo.com/, respectively.Information included on or accessible through Bancolombia’s internet site or the internet site of any of the Subsidiaries of the Bank is not part of this Annual Report. All references in this Annual Report to these and other internet sites are inactive textual references to these URLs, or “uniform resource locators”, and are for your informational reference only.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected consolidated financial data as of December 31, 2014 and 2013, and for each of the three fiscal years in the period ended December 31, 2014 set forth below has been derived from the Consolidated Financial Statements included in this Annual Report. The selected consolidated financial data as of December 31, 2012, 2011 and 2010, and for each of the two fiscal years in the period ended December 31, 2011 set forth below have been derived from the Consolidated Financial Statements for the respective periods, which are not included herein.

The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements, related notes thereto, and the reports of the Bank’s independent registered public accounting firms.

Differences Between Colombian banking GAAP and U.S. GAAP Results

The Consolidated Financial Statements have been prepared in accordance with Colombian banking GAAP, which are the accounting principles and policies that are summarized in “Note 2. Summary of Significant Accounting Policies” to the Consolidated Financial Statements included in this Annual Report. These accounting principles and policies differ in some significant respects from U.S. GAAP.

Consolidated net income attributable to the controlling interest under U.S. GAAP for the year ended December 31, 2014 was COP 1,587,527 million (compared with COP 1,415,635 million for fiscal year 2013 and COP 1,633,563 million for fiscal year 2012). A reconciliation of consolidated net income and consolidated stockholders’ equity under U.S. GAAP is included in “Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Consolidated Financial Statements included in this Annual Report.

	As of and for the year ended December 31,
	2014(1)		2014		2013		2012		2011		2010
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
Colombian banking GAAP:
Interest income	USD	3,906,276	COP	9,345,608	COP	8,130,684	COP	7,661,883	COP	5,945,594	COP	4,960,640
Interest expense		(1,354,584)		(3,240,787)		(3,122,126)		(2,894,860)		(2,042,006)		(1,571,581)
Net interest income		2,551,692		6,104,821		5,008,558		4,767,023		3,903,588		3,389,059

Provisions for loans, finance leases and accrued interest losses, net of recoveries (2)		(574,194)		(1,373,736)		(1,162,679)		(1,072,520)		(596,417)		(512,585)
Provision for foreclosed assets and other assets, net of recoveries		(13,091)		(31,318)		(67,921)		(38,353)		(2,288)		(35,130)
Net interest income after provisions		1,964,407		4,699,767		3,777,958		3,656,150		3,304,883		2,841,344

Fees and income from services and other operating income, net		1,416,638		3,389,250		2,756,481		2,640,137		2,359,821		2,115,970
Operating expenses		(2,324,994)		(5,562,453)		(4,639,280)		(4,162,382)		(3,606,348)		(3,098,479)
Net operating income		1,056,051		2,526,564		1,895,159		2,133,905		2,058,356		1,858,835

Net non-operating (expenses) income excluding minority interest		(24,617)		(58,896)		54,427		40,938		87,406		99,293
Minority interest (loss)		54		128		(17,364)		(5,723)		(11,351)		(13,217)
Income before income taxes		1,031,488		2,467,796		1,932,222		2,169,120		2,134,411		1,944,911

Income taxes		(246,221)		(589,075)		(417,095)		(467,074)		(470,517)		(508,417)
Net income	USD	785,267	COP	1,878,721	COP	1,515,127	COP	1,702,046	COP	1,663,894	COP	1,436,494

Weighted average of Preferred and Common Shares outstanding(3)				941,936,589		851,827,000		845,531,918		787,827,003		787,827,003
Basic and Diluted net income per share(3)		0.83	COP	1,995	COP	1,779	COP	2,013	COP	2,112	COP	1,823
Basic and Diluted net income per ADS		3.34		7,980		7,116		8,052		8,448		7,292
Cash dividends declared per share				830		776		754		708		669
Cash dividends declared per share (stated in U.S. dollars)				0.35		0.40		0.43		0.36		0.35
Cash dividends declared per ADS				3,320		3,104		3,016		2,832		2,675
Cash dividends declared per ADS (stated in U.S. dollars)				1.39		1.61		1.71		1.46		1.40

U.S. GAAP:(4)
Net income attributable to the controlling interest	USD	663,554	COP	1,587,527 (6)	COP	1,415,635 (6)	COP	1,633,563 (6)	COP	1,043,636 (6)	COP	1,544,761 (6)
Basic and Diluted net income per common share (5)		0.70		1,685		1,662		1,932		1,325		1,961
Basic and Diluted net income per ADS (5) (6)		2.82		6,740		6,648		7,728		5,300		7,844

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 2,392.46 per USD 1.00, which is the Representative Market Rate calculated on December 31, 2014 (the last business day of 2014), as reported by the SFC. Such translation should not be construed as representations that the Colombian pesos amount represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)	Represents the provision for loans, accrued interest losses and other receivables, net and recovery of charged-off loans. Includes a provision for accrued interest losses amounting to COP 53,469 million, COP 51,774 million, COP 48,085 million, COP 31,852 million and COP 33,540 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 respectively.

(3)	The weighted average of preferred and common shares outstanding for the fiscal year ended December 31, 2014 reflects 432,232,005 preferred shares and 509,704,584 common shares, for the fiscal year ended December 31, 2013 reflects 342,122,416 preferred shares and 509,704,584 common shares, for the fiscal year ended December 31, 2012 reflects 335,827,334 preferred shares and 509,704,584 common shares, and for the fiscal years ended December 31, 2011 and 2010 reflects 278,122,419 preferred shares and 509,704,584 common shares.

(4)	Refer to “Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP” of the Consolidated Financial Statements included in this Annual Report.

(5)	Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of common shares outstanding (509,704,584 for 2014, 2013, 2012, 2011 and 2010). See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP”.

(6)	Basic and diluted net income per ADS for any period is defined as basic and diluted net income per share multiplied by four as each ADS is equivalent to four preferred shares of Bancolombia. Basic and diluted net income per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity.

CONSOLIDATED BALANCE SHEET

	As of the year ended December 31,
	2014(1)		2014			2013			2012			2011		2010
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED BALANCE SHEET
Colombian banking GAAP:
Assets:
Cash and due from banks	USD	4,678,375	COP	11,192,825		COP	11,427,441		COP	7,144,015		COP	6,818,307	COP	5,312,398
Funds sold and securities purchased under agreements to resell		940,164		2,249,304			3,981,205			1,025,082			910,690		842,636
Investment securities, net		5,717,045		13,677,801			13,805,790			12,554,311			9,958,191		8,675,762
Loans and financial leases, net		42,969,736		102,803,374			85,394,012			66,739,040			58,575,846		46,091,877
Accrued interest receivable on loans and financial leases, net		278,538		666,390			560,572			524,041			439,189		317,532
Customers’ acceptances and derivatives		653,272		1,562,928			602,409			783,014			741,296		784,888
Accounts receivable, net		712,977		1,705,770			1,537,218			1,243,263			1,016,985		797,715
Premises and equipment, net		1,019,365		2,438,790			2,191,677			1,341,698			1,622,311		1,174,625
Premises and equipment under operating leases, net		1,467,654		3,511,304			2,919,181			2,191,928			1,380,057		1,006,108
Foreclosed assets, net		37,405		89,491			103,565			84,818			53,194		70,277
Prepaid expenses and deferred charges, net		228,466		546,596			690,932			772,930			785,456		319,864
Goodwill, net		1,659,668		3,970,690			3,589,203			571,373			679,861		750,968
Other assets		1,128,022		2,698,747			2,590,110			2,088,947			1,697,648		1,185,977
Reappraisal of assets		673,303		1,610,851			1,422,926			851,920			783,989		764,529
Total assets	USD	62,163,990	COP	148,724,861		COP	130,816,241		COP	97,916,380		COP	85,463,020	COP	68,095,156

Liabilities and stockholders’ equity:
Deposits	COP	39,849,035	COP	95,337,222		COP	86,556,579		COP	64,158,720		COP	52,434,492	COP	43,538,967
Borrowings(3)		5,787,576		13,846,543			12,508,092			5,271,508			7,458,926		5,250,587
Other liabilities		9,498,064		22,723,742			19,258,724			16,879,197			16,576,242		11,358,462
Stockholders’ equity		7,029,315		16,817,354			12,492,846			11,606,955			8,993,360		7,947,140
Total liabilities and stockholders’ equity	USD	62,163,990	COP	148,724,861		COP	130,816,241		COP	97,916,380		COP	85,463,020	COP	68,095,156

U.S. GAAP: (2)
Stockholders’ equity attributable to the controlling interest	USD	6,927,811	COP	16,574,510	(2)	COP	12,146,554	(2)	COP	11,145,490	(2)	COP	8,589,202	COP	8,069,346
Stockholders’ equity per share(4)		7,355		17,596			14,259			13,182			10,902		10,243
Stockholders’ equity per ADS(4)		29,419		70,384			57,036			52,728			43,608		40,972

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 2,392.46 per USD 1.00, which is the Representative Market Rate calculated on December 31, 2014 (the last business day of 2014), as reported by the SFC. Such translation should not be construed as representations that the Colombian pesos amount represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)	Refer to “Note 31, Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Consolidated Financial Statements included in this Annual Report.

(3)	Includes other interbank borrowing, development and other domestic banks.

(4)	The weighted average (rounded to the nearest million) of preferred and common shares outstanding was 942 million for the fiscal year ended December 31 2014, 852 million for the fiscal year ended December 31 2013 and 845 million for the fiscal year ended December 31, 2012, 788 million for 2011 and 2010. Stockholders’ equity per share is equal to stockholders’ equity under U.S. GAAP divided by the weighted average of preferred and common shares outstanding, stockholders’ equity per ADS is equal to stockholders’ equity per share multiplied by four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia). Stockholders’ equity per share and stockholders’ equity per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. The non-GAAP financial measures described in this footnote are not a substitute for the GAAP measures of financial performance and should not be considered as an alternate measure of stockholders’ equity as determined on a consolidated basis using amounts derived from the consolidated balance sheet prepared in accordance with Colombian banking GAAP.

See ―“Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.

SELECTED RATIOS

	As of and for the year ended December 31,
	2014	2013	2012	2011	2010
	(Percentages, except for operating data)
SELECTED RATIOS:(1)
Colombian banking GAAP:
Profitability ratios:
Net interest margin(2)	5.66	5.48	6.49	6.17	6.38
Return on average total assets(3)	1.40	1.37	1.92	2.20	2.27
Return on average stockholders’ equity(4)	12.50	12.76	15.97	20.22	19.71
Efficiency Ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	58.59	59.75	56.19	57.58	56.28
Capital ratios:
Period-end stockholders’ equity as a percentage of period-end total assets	11.31	9.55	11.85	10.52	11.67
Period-end regulatory capital as a percentage of period-end risk- weighted assets(5)	13.29	10.61	15.77	12.46	14.67
Credit quality data:
Non-performing loans as a percentage of total loans(6)	1.86	1.82	1.76	1.52	1.91
“C”, “D” and “E” loans as a percentage of total loans	3.97	4.11	3.96	3.82	4.32
Allowance for loan and accrued interest losses as a percentage of non-performing loans	240.57	253.33	268.96	306.94	274.36
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans(7)	112.73	112.27	119.30	121.69	121.45
Allowance for loan and accrued interest losses as a percentage of total loans	4.48	4.62	4.72	4.65	5.24

OPERATING DATA:
Number of branches(8)	1,072	1,093	995	954	921
Number of employees(9)	30,158	28,759	24,820	24,126	22,992

(1)	Ratios were calculated on the basis of monthly averages.

(2)	Net interest income divided by average interest-earning assets.

(3)	Net income divided by average total assets.

(4)	Net income divided by average stockholders’ equity.

(5)	For an explanation of risk-weighted assets and Technical Capital, see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – Capital Adequacy Requirements”.

(6)	Non-performing loans are small business loans that are past due 30 days or more, mortgage and consumer loans that are past due 60 days or more and commercial loans that are past due 90 days or more. (Each category includes financial leases)

(7)	As of the fiscal year ended December 31, 2013, the decrease in this coverage ratio is explained by the formation of past due loan (“PDLs”) during the year, which was faster than the pace of increase in allowances in the balance sheet. During the fiscal year ended December 31, 2014, this coverage ratio remained stable. See “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Classification of the loan portfolio and Credit Categories for a description of “C”, “D” and “E” Loans”.

(8)	Number of branches includes branches of the Bank’s Subsidiaries. For some subsidiaries, the central office is considered a branch. Representative offices are included.

(9)	The number of employees includes employees of the Bank’s consolidated Subsidiaries.

Exchange Rates

On March 31, 2015, the Representative Market Rate was COP 2,598.36 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the SFC calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period-End

March 2015	2,522.03	2,677.97	2,598.36
February 2015	2,371.31	2,500.59	2,496.99
January 2015	2,361.54	2,452.11	2,441.10
December 2014	2,252.36	2,446.35	2,392.46
November 2014	2,076.99	2,206.19	2,206.19
October 2014	2,021.49	2,074.40	2,061.92

Source: SFC.

The following table sets forth the peso/U.S. dollar Representative Market Rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Peso/USD 1.00
Representative Market Rate
Period	Period-End	Average

2014	2,392.46	2,019.38
2013	1,926.83	1,881.04
2012	1,768.23	1,798.08
2011	1,942.70	1,852.83
2010	1,913.98	1,901.67

Source: SFC.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

In particular, the governments of Colombia and El Salvador have historically exercised substantial influence on their economies, and they are likely to continue to implement policies that will have an important impact on the entities in such countries (including the Bank), market conditions, prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations, may cause instability and volatility in Colombia and El Salvador, and their respective markets. Future developments in government policies could impair the Bank’s business or financial condition or the market value of its securities.

The economies of the countries in which the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general contagion effects, which could have a material adverse effect on such countries economic growth and ability to service their public debt.

A significant decline in the economic growth or a sustained economic downturn of any of Colombia’s, El Salvador’s or Panama´s major trading partners (i.e., the European Union, the United States, China and other Latin American countries for Colombia and the United States and European Union for El Salvador and Panama) could have a material adverse impact on Colombia’s, El Salvador’s and Panama’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation of neighboring countries could affect the national stability or economy of Colombia, Panama or El Salvador by disrupting their diplomatic or commercial relationships with neighboring countries. Any future tensions may cause political and economic uncertainty, instability, market volatility, low confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity in Colombia, El Salvador and Panama.

A contagion effect, in which an entire region or class of investment is disfavored by international investors, could negatively affect Colombia, El Salvador and Panama or other economies in which the Bank operates, as well as the market prices and liquidity of securities issued or owned by the Bank.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, El Salvador, Panama or other countries in which the Bank operates, could adversely affect the Bank’s consolidated results.

Uncertainty relating to tax legislation poses a constant risk to the Bank. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. Notably, the Colombian and Salvadorian governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations, like the tax reform measures discussed under “Item 10. Additional Information – E. Taxation”, could be implemented requiring the Bank to make additional tax payments, negatively affecting its results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that the Bank does. Differing interpretations could result in future tax litigation and associated costs.

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Given that a portion of the Bank’s assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

Colombia has experienced several periods of violence and instability, and such instability could affect the economy and the Bank.

Colombia has experienced periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the Colombian government recently has started the process of negotiating a peace treaty with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”). Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future. The Bank’s business or financial condition and the market value of the Bank’s securities and any dividends distributed by it, could be adversely affected by rapidly changing economic and social conditions in Colombia and by the Colombian government’s response to such conditions.

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

Furthermore, in 2014 Congress enacted Law 1735 of 2014, known as the financial inclusion law. This law creates a new category of financial entities named Specialized Entities in Electronic Deposits and Payments (Sociedades Especializadas en Depósitos y Pagos Electrónicos or “SEDPES”). These new entities are authorized to receive deposits through electronic systems, but disbursements are not allowed. SEDPES could be competitors to banks, particulary in the market of products offered for financial inclusion purposes (i.e. savings accounts with simplified procedures), and, therefore, the Bank’s results in this segment may be adversely affected.

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

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador, Panama and the other jurisdictions in which the Bank operates. These regulatory authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by banks. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. In addition, the supervisory authorities of Colombia and El Salvador have reached an agreement for consolidated supervision which allows them to perform transnational inspection processes. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

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

In the past, there have been disputes in Colombia among commercial businesses, payment service providers and banks regarding credit card interbank exchange fees (tarifa interbancaria de intercambio). Although such disputes have been resolved, the Superintendency of Industry and Commerce has the authority to initiate new investigations relating to such fees. Any new investigations may lead to requirements that the Bank agrees to additional decreases, which in turn could impact the Bank’s financial results.

Furthermore, pursuant to article 62 of Law 1430 of 2010, Congress granted the Colombian government power and authority to establish and define criteria and formulas applicable to the calculation of banking fees and charges define maximum limits to banking fees and charges. On December 20, 2011, the government used the authority granted by Law 1430 of 2010 and enacted Decree 4809 of 2011 in which it set forth caps to the bank fees that may be charged on ATM withdrawals outside of each bank’s respective networks.

Additionally, in past years, there have been regulatory initiatives regarding banking fees. Although the latest initiative was not approved by Congress, there could be future initiatives pursuing similar restrictions on banking fees. If a law regarding banking fees is enacted, the Bank could see its ability to charge for certain services or types of transactions to its clients, which could have an impact on its results.

In addition, Law 1555 of 2012 prohibits prepayment penalties for loans worth less than 880 SMMLV, other than in mortgage loans, in which prepayment is allowed with no penalties without regard to the amount of the loan.

Further limits or regulations regarding banking fees, could have a negative effect on our results of operations and financial condition.

Colombian tax haven regulation could adversely affect the Bank’s business and financial results.

Decree 2193 of 2013 designates 44 jurisdictions as tax havens for Colombian tax purposes. It also temoporarily excluded 7 countries (including Panama, where Bancolombia has an important client base) while the Colombian government negotiates tax information exchange agreements with each of them. As a result of the tax haven regulation, the Bank’s clients who are residents in such jurisdictions would be subject to (i) higher withholding tax rates including a higher withholding rates over financial yields derived from investments in the Colombian securities market), (ii) the transfer pricing regime and its reporting duties, (iii) enhanced ability on the part of Colombian authorities to qualify a conduct as abusive under tax regulations, (iv) non-deductibility of payments made to residents or entities located in tax havens, unless the requiered tax amount has been withheld and (v) other additional information disclosure requirements, which could be a negative impact on Bancolombia’s business and financial results.

Pursuant to such decree, in order to avoid being labeled as a tax haven, a jurisdiction has to enter into a tax information exchange agreement with the Colombian goverment. On October 21, 2014 Colombia and Panama signed a memorandum of understanding which establishes that both countries will negotiate a treaty for the avoidance of double taxation, so that Panama is not classified as a tax haven. This treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities. The deadline for execution of the treaty is September 30, 2015, but as of the date there is no known consequence for not executing such treaty within the deadline.

The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010.

Bancolombia and most of its subsidiaries are considered foreign financial institutions (“FFIs”) under the Foreign Account Tax Compliance Act of 2010 (“FATCA”) (see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries”). Given the size and the scope of the Bank´s international operations, we intend to take all necessary steps to comply with FATCA (including entering into agreements with the U.S. tax authorities and transmitting the reports). However, if the Bank cannot enter into such agreements or satisfy the requirements thereunder, certain payments to Bancolombia or its Subsidiaries may be subject to withholding under FATCA. The possibility of such withholding and the need for accountholders and investors to provide certain information may adversely affect our results of operations and financial condition. In addition, entering into agreements with the IRS, compliance with the terms of such agreements and with FATCA, any regulations or other guidance promulgated thereunder or any legislation promulgated under an intergovernmental agreement (“IGA”) may increase our compliance costs. We are currently in the process of implementing FATCA compliance on a group wide level and preparing our systems for the first report. Legislation and regulations implementing FATCA and the related inter-governemental agreements in the countries in which the Bank operates and the IGAs remain under development and the reporting dates vary depending on the jurisdiction. As a result, the future impact of this law and the accuracy of the first reports of the Bank and its Subsidiaries is still uncertain.

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

In addition, the amount of the Bank’s non-performing loans may increase in the future as a result of factors beyond the Bank’s control, such as changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia and other jurisdictions in which the Bank operates or has exposure (especially Panama and El Salvador), or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, requiring the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.

Non-traditional sources of credit risk can arise from, among other things: investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to the Bank, and executing securities, futures, currency or commodity trades from the Bank’s proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any significant increases in exposure to any of these non-traditional risks, or a significant decline in the credit quality or the insolvency of any of the counterparties, could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is exposed to risks associated with the mortgage loan market.

The Bank is a leader in the mortgage loan markets in which it operates. Colombia’s mortgage loan market is highly regulated and has historically been affected by various macroeconomic factors, as have the mortgage loan markets of Panama and El Salvador. Although interest rates have decreased, during recent years, periods of sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

The Bank is subject to concentration of default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2014, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented approximately 13.63% of the loan portfolio, of the Bank and no single exposure represented more than 3% of the loan book. In addition, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”. However, problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

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

The Bank’s results of operations are sensitive to fluctuations in interest rates.

The Bank holds a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the value of these securities. Increases in interest rates may reduce the market value of the Bank’s debt securities, leading to smaller gains or larger losses on these investments. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, decreases in interest rates may cause margin compression and lower net interest income as the Bank usually maintains more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases, reducing the weighted average maturity of the Bank’s interest earning assets and adversely affecting its operating results. Prepayment risk also has a significant adverse impact on our earnings from our credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment of the prepayment proceeds at lower yields.

The Bank’s income from its proprietary trading activities is highly volatile.

The Bank’s trading income is highly volatile. The Bank derives a portion of its profits from its proprietary trading activities. The Bank’s trading income is dependent on numerous factors beyond its control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. A significant decline in the Bank’s trading income, or the incurrence of a trading loss, could adversely affect the Bank’s results of operations and financial position.

The Bank has significant exposure to sovereign risk, and especially Colombian risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt securities.

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including securities issued or guaranteed by the Colombian Government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2014, the Bank’s total debt securities represented 7.86% of its total assets, and 55.96% of these securities were issued or backed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position.

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

The Bank is subject to operational risks and losses

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

In addition, the Bank´s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of financial institutions have suffered material losses due to the actions of employees and third parties. The precautions the Bank takes to prevent and detect employee and third-party misconduct may not always be effective.

The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of its risk management, reputation and internal control system as well as its financial condition and results of operations.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at its various branches across numerous markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, its risk management and internal control systems, the quality of its service, and the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection and management system, its business operations, financial condition, reputation and results of operations could be materially and adversely affected.The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests and other client information, to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products, resulting in additional costs for the Bank and potentially fines and penalties by regulators which could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to cyber security risk.

The bank is subject to cyber security risk, which includes the unauthorized access to privileged information, technological assaults on the infrastructure of the Bank with the aim of stealing information, committing fraud or interfering with regular service, and the interruption of the Bank’s services to some of its clients or users due to the exploitation and materialization of these vulnerabilities. Cyber security risks for financial institutions have significantly increased because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties.

All of the Bank’s main businesses are highly dependent on the ability to timely collect and process a large amount of information, at a time when transaction processes have become significantly more complex and their volume has increased dramatically. The Bank’s business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of service providers, and others with whom we interact.

The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause problems with information, including data related to customer to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products, resulting in additional costs for the Bank, and could materially and adversely affect the Bank’s results of operations and reputation.

The controls that the Bank has implemented in order to anticipate, identify, and offset these threats, have been effective thus far in maintaining cyber security risk at a low level. These controls include the existence of perimeter defenses, security backups, special 24/7 teams and continuous security tests (as ethical hacking between others), However, we can give no assurance that the low level of risk experienced thus far will continue in the future, and any failure by the Bank to detect or present cyber security risk in a timely manner, could result in a negative impact on the Bank’s results of operations and financial position.

Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect the Bank’s competitiveness, financial condition and results of operations.

The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank is currently undertaking a project to update its information technology platform (“IT platform”) that will result in significant changes in its treasury and credit card operations. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management systems in a timely manner could materially and adversely affect the Bank’s competitiveness, financial condition and results of operations.

The occurrence of natural disasters in the regions in which the Bank operates could impair its ability to conduct business effectively and could impact its results of operations.

The Bank is exposed to the risk of natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms, floods, wind and hurricanes in the regions where it operates. In the event of a natural disaster, unanticipated problems with the Bank’s disaster recovery systems could have a material adverse effect on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of the Bank’s local employees and managers became unavailable due to a natural disaster, the Bank’s ability to effectively conduct business could be severely compromised. In addition, the Bank may face added credit risk if its clients located in the affected region are not able to make timely payment on outstanding loans or other obligations to the Bank. A natural disaster or multiple catastrophic events could have a material adverse effect on the Bank’s business and results of operations in the affected region.

Acquisitions and strategic partnerships may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.

An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. The Bank may base assessments of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect, and any future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with the Bank’s expectations which could adversely affect its operations and profitability.

The Bank’s concentration in and reliance on short-term deposits may increase its funding costs.

The Bank’s principal source of funds is short-term deposits, which on a consolidated basis represented 72.2% of total liabilities at the end of 2014 compared to 72.9% and 74.1% at the end of 2013 and 2012, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

The Bank’s policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could damage the Bank’s reputation and expose the Bank to fines and other liabilities.

The Bank is required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While the Bank has adopted policies and procedures aimed at detecting and preventing the use of its banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases been adopted only recently and may not completely eliminate the risk that the Bank may be used by other parties to engage in money laundering and other illegal or improper activities. If the Bank fails to fully comply with applicable laws and regulations, it may face fines and other penalties, including restrictions on its ability to conducts business. In addition, the Bank’s business and reputation could suffer if customers use the Bank for money laundering or illegal or improper purposes.

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

Our credit ratings are an important component of our liquidity profile, and our ability to successfully compete depends on various factors, including our financial stability as reflected by our credit ratings. A downgrade in our credit ratings would increase our cost of raising funds from other banks or in the capital markets. Purchase of our securities by institutional investors could be reduced if we suffer a decline in our local credit rating. Our ability to renew maturing debt could become restricted and the terms for such renewal more expensive if our credit rating were to decline. Our lenders and counterparties in derivative transactions are sensitive to the risk of a credit rating downgrade. A downgrade in our credit rating may adversely affect perception of our financial stability and our ability to raise deposits, which could make us less successful when competing for deposits and loans in the market place.

The Central Bank may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency.

The Central Bank may impose certain mandatory deposit requirements in connection with foreign currency denominated loans obtained by Colombian residents, including the Bank, although no such mandatory deposit requirement is currently in effect. We cannot predict or control future actions by the Central Bank in respect of deposit requirements, which may involve the establishment of a mandatory deposit percentage, and the use of such measures by the Central Bank may raise our cost of raising funds and reduce our financial flexibility.

Risks Relating to the Preferred Shares and the American Depositary Shares (“ADSs”).

Preemptive rights may not be available to holders of American Depositary Receipts (“ADRs”) evidencing ADSs.

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement thereunder is available. The Bank is obligated to file a registration statement or find a corresponding exemption only if it determines to extend the rights to holders of the ADRs. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the timebefore it makes a decision as to whether to file a registration statement. Accordingly, the Bank may in some cases decide not to file a registration statement. For example, in connection with its recent rights offering in January 2012, the Bank did not file such a registration statement.

Under the deposit agreement between the Bank and the Depositary, only the Depositary is entitled to exercise preemptive rights, and the Depositary has no obligation to make available preemptive rights to holders of ADRs. If the Bank offers or causes to be offered to the holders of any deposited securities, including preferred shares of the Bank, any rights to subscribe for additional preferred shares of the Bank or any rights of any other nature, the Depositary has discretion as to the procedure to be followed in making such rights available to any holders of ADRs or in disposing of such rights on behalf of any holders of ADRs and making the net proceeds available to such holders of ADRs. If by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any holders of ADRs or dispose of such rights and make the net proceeds available to such holders of ADRs, Then the Depositary will allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADRs will be proportionately diluted.

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

Holders of the Bank’s ADRs may encounter difficulties in the exercise of some of their rights with respect to the shares underlying ADRs. If the Bank makes a distribution to holders of underlying shares in the form of securities, the Depositary is allowed, in its discretion, to sell those securities on behalf of ADR holders and instead distribute the net proceeds to the ADR holders. Also, even in those limited instances in which the preferred shares represented by the ADRs have the power to vote, under some circumstances, ADR holders may not be able to vote by giving instructions to the depositary. This may occur if ADR holders do not receive from the Depositary a notice of meeting sufficiently prior to the instruction date to ensure that the Depositary will vote the preferred shares represented by the ADRs in accordance with instructions received from such holders. There are no circumstances in which holders of ADRs may vote in a way other than providing instructions to the Depositary.

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

Bancolombia is a stock company (sociedad comercial por acciones, de la especie anónima) domiciled in Medellín, Colombia and operates under Colombian laws and regulations, mainly the Colombian Commercial Code, the Financial Statute Decree 663 of 1993 and Decree 2555 of 2010. Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”, and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages, as Conavi and Corfinsura were two of the top financial institutions in the Colombian market at the time. Conavi, a mortgage bank in Colombia and one of the strongest in retail operations, significantly increased the Bank’s participation and know-how in these specific markets. On the other hand, Corfinsura, then the largest financial corporation in Colombia and highly regarded for its expertise in handling large and mid-sized corporate credit and financial services, its investment bank and its modern and diversified treasury department, materially strengthened Bancolombia’s multi-banking franchise.

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

As of December 31, 2014, Bancolombia had, on a consolidated basis:

COP 148,725 billion in total assets;

COP 102,803 billion in total net loans and financial leases;

COP 95,337 billion in total deposits; and

COP 16,817 billion in stockholders’ equity.

Bancolombia’s consolidated net income for the year ended December 31, 2014 was COP 1,879 billion, representing a return on average equity of 12.50% and a return on average assets of 1.40%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RECENT DEVELOPMENTS

Preferred shares public offering

On March 12, 2014, the Bank completed an offering of 110 million preferred shares offered to the public in Colombia at a subscription price of COP 24,200 per preferred share. The net proceeds amounted to approximately COP 2,626 billion.

Senior notes redemption

On September 10, 2014, the Bank completed the redemption process of its USD 520 million senior notes due 2016, pursuant to its option to redeem in full in accordance with the indenture under which the senior notes were issued.

Subordinated notes offering

On September 24, 2014, the Bank issued a total aggregate amount of COP 988,252 million of subordinated notes in a public offering made exclusively in Colombia, of which COP 373,752 million were subordinated notes due 2024, COP 360,000 million were subordinated notes due 2029, and COP 254,500 million were subordinated notes due 2034.

Assignment to, and assumption by, the Bank of all the assets, liabilities and commercial agreements of Factoring Bancolombia

On October 15, 2014, Factoring Bancolombia completed the transfer of all of its assets, liabilities and commercial agreements to Bancolombia S.A., its parent company.

Pursuant to the transaction, Factoring Bancolombia assigned to Bancolombia assets and contracts with an aggregate value of COP 855,831 million, and Bancolombia assumed liabilities of Factoring Bancolombia with an aggregate value of COP 768,791 million. The difference between the value of the assets and contracts assigned and the value of the liabilities assumed, in a total amount of COP 87,040 million, was paid by Bancolombia to Factoring Bancolombia in cash. Also pursuant to the transaction, Factoring Bancolombia assigned to Bancolombia the “Factoring Bancolombia” trademark, which has thereafter been used to identify a division of Bancolombia.

Disposal of Seguros Banistmo

On February 23, 2015, Banistmo entered into an agreement with Suramericana S.A., whereby Banistmo agreed to sell, and Suramericana S.A. agreed to buy 100% of the outstanding capital of Seguros Banistmo, an insurance company incorporated under the laws of Panama.

Completion of the sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals of the Insurance and Reinsurance Superintendency of Panama (Superintendencia de Seguros y Reaseguros de Panamá) and the Consumer Protection and Competition Defense Authority of Panama (Autoridad de Protección al Consumidor y Defensa de la Competencia de Panamá (ACODECO)).

The purchase price will be determined at the closing and will be calculated on the basis of Seguros Banistmo’s equity.

Strengthening of the organizational structure

On April 24, 2015 Bancolombia announced the following changes in its organizational structure:

The Corporate Innovation and Digital Transformation Vice-Presidency was created. Its objective is to project innovation and digital banking at its clients’ service. Juan Carlos Mora Uribe, who acted as Vice President of Corporate Services, will be in charge of this Vice-Presidency.

The Corporate Services Vice-Presidency will consolidate under the same management team the corporate procedures, technology services and human resources. Augusto Restrepo Gómez, who acted as Vice President of Human Resources, will be in charge of this Vice-Presidency. The Human Resources Vice-Presidency will be integrated into the Corporate Service Vice-Presidency.

PUBLIC TAKEOVER OFFERS

In 2014, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL EXPENDITURES AND DIVESTITURES

During 2014, total capital expenditures amounted to COP 86 billion. Such investments were mainly focused on an IT related projects (COP 15 billion), the expansion of the Bank’s branch and ATM network (COP 8 billion), the purchase of fixed assets (COP 20 billion), and other miscellaneous projects (COP 43 billion).

In 2014, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

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

In October 2013, Bancolombia completed the acquisition of HSBC Panama’s operation and paid USD 2,234 million.

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

During 2015, the Bank expects to invest approximately COP 329 billion as follows: COP 18 billion in connection with the expansion of the Bank’s branch and ATM network, COP 35 billion in connection with the purchase hardware for the expansion, updating and replacement of the current IT equipment, COP 78 billion in connection with other fixed assets and COP 198 billion in connection with strategic projects, including a new datacenter for the bank’s operation in El Salvador. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s project portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital expenditures and divestitures in interests in other companies for the years ending December 31, 2014, 2013 and 2012:

	As of December 31,
Capital Expenditures (COP million)	2014		2013		2012		Total
Grupo Agromercantil Holding S.A. (1)	COP	79,339	COP	411,110	COP	-	COP	490,449
Inversiones Inmobiliarias Arauco Alameda S.A.		15,082		10,755		27,645		53,482
Titularizadora Colombiana S.A		11,902		-		-		11,902
Banistmo S.A. y Filiales		-		4,204,801		-		4,204,801
Sura Asset Management España S.L.		-		-		266,772		266,772
Uff Móvil S.A.S.		-		5,100		21,000		26,100
Avefarma S.A.S.		-		-		20,423		20,423
Panamerican Farmaceutical Holding INC		-		-		6,846		6,846
Glassfarma Tech S.A.S.		-		-		4,360		4,360
Construcciones El Cóndor S.A.		-		-		3,469		3,469
Grupo Odinsa S.A.		-		-		562		562
Others		-		16		861		877
Total Expenditures	COP	106,323	COP	4,631,782	COP	351,938	COP	5,090,043

(1)	The amount of USD 40 million has been converted at the rate of COP 1,983.48 per USD 1.00, which is the Representative Market Rate calculated on January 23, 2014, as reported by the SFC.

Capital Divestitures (COP million)	2014		2013		2012		Total
SANEAL S.A.(1)	COP	992	COP	-	COP	-	COP	992
Prosicol S.A.S. " Into liquidation"		-		565		-		565
Erecos S.A. y Materiales Industriales S.A.		-		2,650		-		2,650
Asesuisa S.A.(2)		-		-		173,285		173,285
Todo Uno Services Inc.(2)		-		-		3,161		3,161
Todo Uno Colombia S.A.(2)		-		-		228		228
Total Divestitures	COP	992	COP	3,215	COP	176,674	COP	180,881

(1)	Refund of the investment

(2)	Investments sold

B.	BUSINESS OVERVIEW

B.1.	GENERAL

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

Bancolombia and its subsidiaries offer the following products and services:

Savings and Investment: The Bank offers its customers checking accounts, savings accounts, fixed term deposits and a diverse variety of investment products that fit the specific transactional needs of each client and their income bracket. The Bank also offers its clients and users the service of tax collection in all its branches, and through electronic channels.

Ahorro a la Mano: This is a mobile phone based savings account specially designed to attend low income clients and unbanked people.

Financing: The Bank offers its customers a wide range of credit alternatives which include: trade financing, loans funded by domestic development banks, working capital loans, credit cards, personal loans, vehicle loans, payroll loans and overdrafts, among others.

Mortgage Banking: The Bank is a leader in the mortgage market in Colombia, providing full financial support to construction firms and mortgages for individuals and companies.

Factoring: Bancolombia offers its clients solutions for handling their working capital and maximizing their assets turnover through comprehensive solutions to manage their accounts receivable financing.

Financial and Operating Leases: The Bank, primarily through Leasing Bancolombia and its subsidiaries, offers financial and operating leases specifically designed for acquiring fixed assets.

Capital Markets: The Bank assists its clients in mitigating market risk through hedging instruments such as, futures, forwards, options and swaps.

eTrading: Is an internet-based trading platform, available for retail and institutional clients, which allows them to buy/sell securities in the Colombian Stock Exchange.

The Bank also performs inter-bank lending, repurchase agreements (repos), foreign exchange transactions, as well as sovereign and corporate securities sales and trading. Bancolombia is an active player in the “Market-makers” scheme for trading Colombian sovereign debt (TES bonds).

The Bank offers its clients direct access to local and international capital markets through a full range of Brokerage and Investment Advisory Services that cover equities and fixed income securities, proprietary and third party asset management products, such as Mutual Funds, Private Equity Funds, and Privately Managed Investment Accounts for institutional, corporate and private bank clients.

Cash Management: The Bank provides support to its clients through efficient cash management, offering a portfolio of standard products that allows clients to make payments and collections through different channels.  Our payables and receivables services provide solutions to process and reconcile transactions accurately, efficiently and in a timely manner. We also offer a comprehensive reporting solution, providing the data that is required by customers’ internal processes.  In addition, the Bank designs and creates custom-made products in order to address our clients’ specific payment and collection needs, including a variety of real time web services, straight through processing (STP) and messaging through Swift Net solutions.

Foreign Currency: The Bank offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions. The Bank also provides trade finance solutions with products such as Letters of Credit, Standby Letters of Credit and Bills Collection.

Bancassurance and Insurance: The Bank distributes diverse insurance products (life, and homeowner’s insurance) written by Compañía Suramericana de Seguros, one of the main insurance companies in Colombia. In addition, Bancolombia offers unemployment insurance written by Sure General Cardif Colombia S.A. In El Salvador, Banco Agricola offers a comprehensive portfolio of insurance products from Asesuisa (auto insurance, personal accident and health insurance, fire and associated perils insurance, cargo insurance, among others) and Asesuisa Vida (life insurance).

Investment Banking: The Bank, through its subsidiary Banca de Inversión, offers a wide variety of value-added services, including areas related to project finance, capital markets, capital investments, M&A, restructurings and corporate lending across all economic sectors.

Trust and Fiduciary Services: The Bank, through its subsidiary Fiduciaria Bancolombia offers a broad and diversified portfolio of services for companies and individuals, meeting their needs with tailored services.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and improve its product portfolio. Below is a brief description of the new products and services introduced in 2014:

Corporate Collections (in house): This service consists of installing on the premises of the Bank’s customers a cash-collection unit which will have the capability of receiving different transactions such as payments and/or deposits from their suppliers. The information generated by these transactions will be registered into the client’s or the cash handling company portal.

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

See Note 31 – section (y) to the Consolidated Financial Statements as of December 31, 2014 included in this Annual Report for a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years.

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

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), banking correspondents, an ATM network, online and computer banking, telephone banking, mobile phone banking services, and PACs, among others. In addition, as of December 31, 2014, Bancolombia had a sales force of approximately 12,949 employees and transactions performed through electronic channels represented more than 92.7% of all transactions in 2014.

The following are the distribution channels offered by Bancolombia as of December 31, 2014.

Branch Network

As of December 31, 2014, Bancolombia’s consolidated branch network consisted of 1,072 offices which included 829 from Bancolombia S.A., 100 from Banco Agrícola, 52 from Banistmo and 91 from other subsidiaries.

Company*	Number of branches 2014	Number of branches 2013	Number of branches 2012
Bancolombia S.A.	829	850	822
Bancolombia Panamá	1	1	1
Bancolombia Miami (agency) (1)	-	-	1
Bancolombia Panama (branch)	1	1	1
Leasing Bancolombia	21	21	20
Renting Colombia S.A.	19	17	17
Valores Bancolombia	11	11	5
Valores Bancolombia Panama S.A.	1	1	1
Banca de Inversión	2	2	2
Fiduciaria Bancolombia	7	7	4
Tuya S.A, Compañía de Financiamiento	4	6	5
Bancolombia Puerto Rico International Inc.	1	1	1
Factoring Bancolombia	0	1	1
Arrendamiento Operativo CIB S.A.C. (2)	1	1	1
Fondo Inversión Arrend.Operativo Renting Perú I	1	1	1
Inversiones CFNS S.A.S.	2	2	2
Banco Agrícola	100	100	103
Arrendadora Financiera S.A.	1	1	1
Credibac S.A. de C.V	-	-	-
Valores Banagricola, S.A. de C.V.(3)	1	1	1
Uff Móvil S.A.S.	1	1	1
Capital Investments SAFI S.A.	1	1	1
Transportempo S.A.S	1	1	1
Leasing Perú S.A.	1	1	1
FiduPerú S.A. Sociedad Fiduciaria (previously Fiduciaria GBC S.A.)	1	1	1
Banistmo	52	51	-
Financomer S.A.	8	8	-
Seguros Banistmo S.A.	4	4	-
Total	1,072	1,093	995

*For some subsidiaries, the central office is considered a branch. Representative offices are included

(1)	The Bancolombia Miami agency closed its operations on August 30, 2013.
(2)	Renting Perú S.A.C. changed its legal name to Arrendamiento Operativo CIB S.A.C. The offices operated for the Localiza franchise in Peru, are included in the total number of branches reported for Arrendamiento Operativo CIB S.A.C.
(3)	Bursabac S.A. de C.V changed its legal name to Valores Banagricola, S.A. de C.V.
(4)	AFP Crecer S.A. was sold on November 21, 2011, and is no longer part of the Bancolombia group.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2014, Bancolombia has a total of 4,202 banking correspondents, including 4,098 in Colombia and 104 in El Salvador.

Mobile Branches (Puntos de Atención Móviles, “PAM”)

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2014, there were a total of 598 PAMs.

Kiosks

Kiosks, used in El Salvador, are located inside the Bank’s branches, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2014, there were a total of 206 kiosks.

Automatic Teller Machines (“ATM”)

Bancolombia has a total of 4,554 ATMs, including 3,700 in Colombia, 549 in El Salvador and 305 in Panama.

Online/Computer Banking

We offer multiple online and computer-based banking alternatives designed to fit the specific needs of our different client segments. Through a variety of platforms (computer and Internet-based solutions) our clients can review their account balances and monitor transactions in their deposit accounts, loans, and credit cards, make virtual term investments, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, buy and sell securities listed on the Colombian Stock Exchange, learn about products and services and complete other transactions in real time.

Telephone Banking

We provide customized and convenient advisory services to customers of all segments through automatic interactive voice response (IVR) operations and a 24/7 contact center.

Punto de Atención Cercano (“PAC”) or Electronic Funds Transfer at Point of Sale (“EFTPOS”)

Through our own network of 7,807 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to debit and credit card PINs.

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

However, the contracts with service providers described below have significant relevance to the Bank’s business:

As a result of the disposition of Todo1 Services, Inc. in August, 2012, the online banking platform of the Bank is no longer provided by an affiliate, and is currently provided by Todo1 Services Inc., now a third party with whom the Bank has entered into a service-level agreement. As of December 31, 2014, Todo 1 Services, Inc. is the sole service provider for the Bank’s online banking platform.

The Bank’s call center and telephone banking services are provided by Allus Global BPO Center, a company specialized in providing business process outsourcing, or BPO solutions.

The Bank’s check processing and settlement service is provided by IQ Outsourcing S.A., a Colombian company specialized in processing checks issued by customers of the Colombian financial institutions, through the Central Bank.

As a result of the acquisition of Banistmo by the Bank, Banistmo, as customer, entered into a transitional services agreement with HSBC Servicios S.A. de C.V., for the provision of certain key technological services necessary to day-to-day operation of Banistmo and its subsidiaries for an estimated period of 18 months after closing of the transaction, which is expected to end during the second half of 2015, after which all services will be provided in-house or through third party service providers.

If we were required to replace any of Todo1 Services Inc., Allus Global BPO Center or IQ Outsourcing S.A. as service providers of the Bank, or if any of those service providers or HSBC Servicios S.A. de C.V. were not to fulfill their respective contractual obligations, our business could suffer, and we might be required to incur additional costs to find replacement providers.

B.7.	COMPETITION

Description of the Colombian Financial System

Overview

In recent years, the Colombian banking system has been undergoing a period of consolidation, given the series of mergers and acquisitions that have taken place within the sector. More specifically, several mergers and acquisitions took place in 2007, mainly due to the global economic situation. Colombian banks made several investments allowing some entities to become big players in the Latin American market; this is the case of HSBC, which acquired Banistmo; and Bancolombia, which completed the acquisition of Banagrícola in El Salvador (For more information on the acquisition of Banagrícola, see “Item 4. Information on the Company – 4.A. History and Development of the Company”). In 2008 the Royal Bank of Scotland (RBS) acquired the Colombian arm of ABN Amro Bank; in 2010, Banco de Bogotá acquired BAC-Credomatic, which operates in several countries in Central America; and, in October 2011, Canadian Scotiabank purchased a stake in Colpatria . In 2012, the most relevant event regarding the presence of foreign banks in Colombia was the acquisition of Banco Santander Colombia S.A. in July 2012 by Corpbanca (Chile). Also, Davivienda acquired the subsidiaries of HSBC in Costa Rica, Honduras and El Salvador.

During 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million. In addition, Bancolombia Panama, acquired 40% of the common shares of Agromercantil Group Holding S.A. for USD 217 million. In 2013 Grupo Aval acquired 100% of the Reformador Financial Group, from Guatemala (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. In addition, in 2013 some competitors started operations in Colombia. Itau BBA entered the market with an investment bank, BNP Paribas with a trust company, Credicorp with the acquisition of Correval (a local brokerage firm), Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta, Banco Santander returned to the Colombian arena with an investment bank and the Chilean Larrain Vial started operations with a brokerage firm. During 2014 the entry of new entities continued as the financing company Hipotecaria, which specializes in mortgage loans, that began operations in March 2014. In June, 2014, Corpbanca completed the acquisition of Helm Bank, keeping the brand of Corpbanca; additionally. Also in 2014 the bank GNB Sudameris acquired 99.9% of the outstanding capital of HSBC Colombia, in October 2014 acquired GNB Colombia, and now operates as a strong competitor under the brand GNB Colombia.

As of December 31, 2014, according to the SFC, the main participants in the Colombian financial system were the Central Bank, 22 commercial banks (12 domestic private banks, 9 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 21 financing companies (6 leasing companies and 15 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

Financial System Evolution in 2014

During 2014, the Colombian economy showed a greater dynamism. The unemployment rate was among the lowest in the last five years, and the inflation rate was 3.66% within the target range of the Central Bank. In 2014 GDP growth was 4.6%. Credit expansion throughout 2014 was higher than in 2013. The financial system’s loan growth for 2014 was 15.50% according to SFC, compared to 13.53% and 14.87% for 2013 and 2012, respectively. After a year of expansionary monetary policy, the intervention rate increased 125 basis points during 2014, ending the year in 4.5%. The growth of commercial loans was 16.28% in 2014, compared to 11.91% in the previous year. The rising confidence drove up consumer loans, which grew by 13.78% in 2014, higher than the 12.07% in 2013. Mortgage and small business loans continued to perform well, with increases of 18.41% and 9.07%, respectively, for 2014.

The financial system’s level of past-due loans as a percentage of the total loan portfolio increased from 2.82% in December 2013 to 2.94% in December 2014. In addition, the coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), declined to at 151.52%, at the end of 2014, from 161.22% at the end of 2013.

During 2014, the share of lending in the financial system’s structure increased. Loans increased from 62.8% of total assets at the end of 2013 to 64.4% at the end of 2014. The securities portfolio, as a percentage of total assets, decreased from 19.7% at the end of 2013 to 18.1% at the end of 2014.

As of December 31, 2014, the Colombian financial system recorded COP 479 trillion in total assets, representing a 12.59% increase as compared to the same period in 2013. The Colombian financial system’s total composition of assets shows banks with a market share of 92.38%, followed by financing companies with 5.56% and financial corporations with 2.06%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 15.60% in December 2014 (including banks, financial corporations and financing companies), which is well above the minimum legal requirement of 9%. As Decree 1771 of 2012 and the external circular 20 of 2013 of the SFC became effective, a new capital regime for credit institutions, was established in order to increase capital requirements for equity of financial institutions to the discussion of the new rules as applied to Bancolombia.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia and its main competitors, as published by the SFC. It is important to note that, in the case of mortgages, loans used in the calculation shown below incorporate the past-due installments, instead of the complete mortgage balance, whenever a mortgage is overdue by less than 120 days.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dic-14	Dic-13	Dic-14	Dic-13	Dic-14	Dic-13	Dic-14	Dic-13	Dic-14	Dic-13
Bancolombia(3) (unconsolidated)	8.14%	11.81%	1.33%	1.63%	2.51%	2.31%	185.46%	202.02%	17.89%	13.36%
Banco de Bogota	10.77%	12.28%	2.25%	2.47%	2.36%	2.20%	132.71%	152.93%	19.13%	18.50%

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dic-14	Dic-13	Dic-14	Dic-13	Dic-14	Dic-13	Dic-14	Dic-13	Dic-14	Dic-13
Davivienda	14.43%	12.17%	1.83%	1.56%	2.74%	2.87%	160.39%	161.51%	12.96%	12.62%
BBVA	13.90%	16.23%	1.17%	1.51%	2.06%	1.89%	168.57%	179.72%	10.57%	11.37%
Banco de Occidente	29.56%	11.99%	3.94%	1.65%	2.79%	2.26%	143.51%	171.33%	12.32%	13.33%
Banco Popular	14.56%	16.61%	2.24%	2.40%	2.07%	2.05%	165.39%	179.03%	12.21%	11.40%
Citibank	14.76%	9.12%	2.26%	1.63%	2.98%	3.81%	160.80%	144.19%	13.50%	14.64%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.

(2)	ROA is return on average assets.

(3)	All figures are on an unconsolidated basis.

In 2014, Bancolombia ranked first in Colombia and El Salvador in terms of amount of assets, deposits, stockholders’ equity and second in net income.

The following tables illustrate the market share of Bancolombia on an unconsolidated basis and its main competitors with respect to various key products, based on figures published by the SFC for the years ended December 31, 2014, 2013 and 2012:

Total Net Loans
Market Share

Total Net Loans – Market Share %	2014	2013	2012

Bancolombia	23.04%	22.65%	23.05%
Banco de Bogotá	13.86%	13.76%	13.71%
Davivienda	13.50%	12.98%	12.39%
BBVA	10.29%	9.95%	9.23%
Banco de Occidente	6.91%	7.45%	7.33%
Banco Popular	4.32%	4.61%	5.10%
Citibank	2.12%	2.20%	2.45%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts
Market Share

Checking Accounts – Market Share %	2014	2013	2012

Bancolombia	23.72%	25.16%	24.00%
Banco de Bogotá	19.82%	18.79%	19.50%
Banco de Occidente	11.51%	11.94%	11.39%
BBVA	9.89%	10.03%	9.14%
Davivienda	10.23%	9.76%	8.96%
Banco Popular	2.68%	3.31%	3.84%
Citibank	3.91%	3.13%	3.15%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits
Market Share

Time Deposits – Market Share %	2014	2013	2012

Bancolombia	14.59%	17.93%	18.22%
Banco de Bogotá	17.01%	14.61%	14.36%
Davivienda	12.58%	12.35%	10.00%
BBVA	12.11%	10.27%	9.66%
Citibank	1.88%	2.00%	2.67%
Banco Popular	2.16%	1.56%	2.87%
Banco de Occidente	5.94%	5.09%	5.18%

Source: Ratios are calculated by Bancolombia based on figures from the SFC.

Saving Accounts
Market Share

Saving Accounts – Market Share %	2014	2013	2012

Bancolombia	23.09%	22.95%	22.92%
Banco de Bogotá	11.67%	14.09%	14.39%
Davivienda	12.54%	11.35%	12.23%
BBVA	11.86%	11.96%	12.61%
Banco Popular	5.29%	6.48%	5.37%
Banco de Occidente	6.67%	6.41%	5.75%
Citibank	2.87%	2.49%	2.18%

Source: Ratios are calculated by Bancolombia based on figures from the SFC.

Description of the Salvadorian Financial System

As of December 31, 2014, the Salvadoran financial system consisted of 13 institutions (10 commercial banks, 2 state-owned banks and 1 foreign bank).

The total assets (excluding contingencies such as guarantees and letters of credit) of the Salvadorian financial system amounted to USD 13.9 billion in 2014, increasing 3.2% as compared to the previous year. As of December 31, 2014, gross loans represented 71.7% of the total assets in the Salvadorian financial system, while investments represented 4.7% and cash and due from banks represented 21.6%.

Banco Agrícola and its Competitors

In 2014, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of assets, loans, deposits, stockholders equity and profits. The following table illustrates the market share for the main institutions of the Salvadorian financial system for the year end December 31, 2014:

	MARKET SHARE
	Assets	Stockholders` Equity	Loans	Deposits	Profits
Banco Agrícola	28.6%	30.3%	28.7%	28.1%	47.8%
Citibank	11.3%	14.6%	10.5%	12.6%	3.6%
Davivienda	15.0%	15.5%	15.4%	13.5%	12.9%
Scotiabank	14.0%	14.3%	15.1%	13.3%	8.3%
BAC	12.3%	10.2%	11.9%	12.5%	13.1%
Others	18.7%	15.1%	18.3%	19.9%	14.3%

Source: ABANSA (Asociación Bancaria Salvadoreña).

The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA) as of year-end 2014, 2013 and 2012:

Total Loans
Market Share

Total Loans - Market Share%	2014	2013	2012
Banco Agrícola	28.7%	29.3%	30.1%
Citibank	10.5%	11.7%	13.1%
Davivienda	15.4%	15.3%	14.4%
Scotiabank	15.1%	15.9%	16.6%
BAC	11.9%	11.2%	10.4%
Others	18.3%	16.7%	15.4%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Checking Accounts
Market Share

Checking Accounts - Market Share%	2014	2013	2012
Banco Agrícola	23.1%	25.7%	23.9%
Citibank	21.7%	21.0%	23.5%
Davivienda	11.0%	11.4%	11.5%
Scotiabank	7.4%	8.6%	9.1%
BAC	18.0%	16.9%	16.2%
Others	18.8%	16.3%	15.8%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Time Deposits
Market Share

Time Deposits - Market Share%	2014	2013	2012
Banco Agrícola	24.0%	24.0%	24.2%
Citibank	5.8%	6.9%	8.2%
Davivienda	14.6%	15.4%	15.1%
Scotiabank	17.1%	16.4%	17.6%
BAC	11.1%	12.0%	12.0%
Others	27.4%	25.3%	23.0%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Saving Accounts
Market Share

Saving Account - Market Share%	2014	2013	2012
Banco Agrícola	38.5%	38.9%	38.7%
Citibank	12.8%	14.9%	15.7%
Davivienda	14.4%	14.9%	15.1%
Scotiabank	14.1%	14.3%	15.1%
BAC	9.0%	6.0%	5.9%
Others	11.1%	11.1%	9.5%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

B.8.	SUPERVISION AND REGULATION

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, Congress has the power to prescribe the general legal framework within which the Government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank, the Ministry of Finance, the SFC, the Superintendency of Industry and Commerce (the “SIC”) and the Self-Regulatory Organization (Autoregulador del Mercado de Valores or “AMV”).

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

As part of its duties, the Ministry of Finance issues decrees relating to financial matters that may affect banking operations in Colombia. In particular, the Ministry of Finance is responsible for regulations relating to capital adequacy, risk limitations, authorized operations, disclosure of information and accounting of financial institutions on a high level, which matters are then regulated in detail by the SFC.

Superintendency of Finance

The SFC is the authority responsible for supervising and regulating financial institutions, including commercial banks such as the Bank, finance corporations, financing companies, financial services companies and insurance companies. Regulation issued by the SFC must comply with decrees issued by the Ministry of Finance. The SFC has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The SFC can also conduct on-site inspections of Colombian financial institutions.

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

Other Colombian regulators

Self- Regulatory Organization

The AMV is a private entity responsible for the regulation of entities participating in the Colombian capital markets. The AMV may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

All capital market intermediaries, including the Bank, must become members of the AMV and are subject to its regulations.

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

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003 and Law 1328 of 2009, as well as Law 964 of 2005 (securities market law) and in External Resolution 8 of 2000 (foreign exchange regulations), and Resolution 4 (as hereinafter defined) issued by the board of directors of the Central Bank. Decree 663 of 1993 defines the structure of the Colombian financial system and defines several forms of business entities, including: (i) credit institutions (establecimientos de crédito) (which are further categorized into banks, finance corporations (corporaciones financieras), financing companies (compañias de financiamiento) and finance cooperatives (cooperativas financieras)); (ii) financial services entities (sociedades de servicios financieros); (iii) capitalization corporations (sociedades de capitalización); (iv) insurance companies (entidades aseguradoras); and (v) insurance intermediaries (intermediarios de seguros). Furthermore, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the SFC. Additionally, Decree 2555 of 2010 compiled regulations that were dispersed in separate decrees, including regulations regarding capital adequacy and lending activities.

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

Law 546 of 1999 was enacted to regulate the system of long-term home loans. Law 795 of 2003 was enacted to broaden the scope of permitted activities for financial institutions, to update regulations with some of the then-latest principles of the Basel Committee and to increase the minimum capital requirements in order to incorporate a financial institution (for more information, see “Minimum Capital Requirements” below). Law 795 of 2003 also provided authority to the SFC to take preventive measures, consisting mainly of preventive interventions with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary take-over by the SFC, such financial institutions must submit to the SFC a restructuring program to restore their financial condition.

Law 1328 of 2009 provides a set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. This law also gives foreign banks more flexibility to operate in Colombia. Prior to Law 1328 of 2009, foreign banks were able to operate in Colombia by establishing a Colombian subsidiary authorized by the SFC. Following the enactment of Law 1328 of 2009, as of June 15, 2013, foreign banks are permitted to operate through their “branches” and are not required to incorporate a Colombian subsidiary. Law 1328 of 2009 also broadened the scope of permitted business activities by regulated entities. Following its adoption, credit institutions were allowed to operate leasing businesses and banks were allowed to extend loans to third parties so that borrowers could acquire control of other companies. On September 6, 2011, the SFC issued regulations pursuant to which the SFC is empowered to regulate certain banking practices considered as abusive and established rules requiring disclosure of information to customers in order to allow them to choose the best options in the market, according to their own needs.

On December 20, 2011 the Colombian government issued Decree 4809 which: (i) defined the laws and principles that must be observed in the determination, diffusion and publicity of rates and prices of products and financial services, (ii) established the maximum rate charged for the withdrawal of funds from ATM’s of other financial institutions, (iii) requires financial institutions using standard form contracts that provide for rate increases to give at least 45 days’ prior notice of the increase and a right to reject the increase and terminate the contractual relationship with the financial institution, (iv) prohibits charges for unsuccessful transactions carried out through ATMs when there is no fault attributable to the client, and (v) established that transactions made via the Internet cannot be more expensive than those made via other available channels.

The SFC has authority to implement applicable regulations and, accordingly, issues, from time to time administrative resolutions and circulars. By means of External Circular 029 of 2014, the SFC compiled the rules and regulations applicable to financial institutions and other entities under its supervision. Likewise, by means of External Circular 100 of 1995 (the “Basic Accounting Circular”), it compiled all regulations applicable to the accounting rules and regulations.

The exchange control statute defines the different activities that banks, including the Bank, may perform as currency exchange intermediaries, including lending in foreign currency and investment in foreign securities.

Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras (“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposits with maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of April 27, 2015, the DTF was 4.60% and the TCC was 3.29%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or Interés Bancario Corriente, calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2014, the banking interest rate for small business loans was 34.81% and for all other loans was 19.17%.

Capital adequacy requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. On August 23, 2012 the Ministry of Finance issued a new regulation (Decree 1771 of 2012) amending the capital adequacy requirements set forth in Decree 2555. Some of the highlights of this new regulation are as follows:

•	The technical capital is calculated as the sum of Ordinary Basic Capital (common equity Tier I), Additional Basic Capital (additional Tier I), and Additional Capital (Tier II capital).
•	New criteria for debt and equity instruments to be considered ordinary basic capital, additional basic capital, and additional capital were established. Additionally, the SFC must review whether a given instrument adequately complies with these criteria in order for an instrument to be considered Tier I or Tier II capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as basic or additional capital are not be considered Tier I or Tier II capital for purposes of capital adequacy requirements.
•	The total solvency ratio remains at a minimum of 9% of the financial institution’s total risk-weighted assets; however, each entity must comply with a minimum basic solvency ratio of 4.5%, which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets.

In 2014, the Ministry of Finance issued Decree 1648 of 2014 which establishes criteria for hybrid instruments to be considered additional basic capital (Additional Tier I).

As of December 31, 2014, the Bank’s technical capital ratio was 13.29%, exceeding the requirements of the Colombian government and the SFC by 429 basis points. As of December 31, 2013, the Bank’s technical capital ratio was 10.61%.

On March 12, 2014, the Bank completed an offering of 110 million preferred shares offered to the public in Colombia at a subscription price of COP 24,200 per preferred share. The net proceeds amounted to approximately COP 2,626 billion.

For more information, see “Item 5. Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy”

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993, as amended. The minimum capital requirement for 2014 is COP 77,016 million. Failure to meet such requirement can result in the Taking of Possession (toma de posesión) (“taking possession”) of the Bank by the SFC (see “Colombian Banking Regulations — Bankruptcy Considerations”).

Capital Investment Limit

For entities incorporated in Colombia, all investments in subsidiaries and other authorized capital investments, other than those made in order to abide by legal requirements, may not exceed 100% of the total aggregate capital, equity reserves and the equity re-adjustment account of the respective bank, financial corporation or commercial finance company excluding unadjusted fixed assets and including deductions for accumulated losses.

Mandatory Investments

Central Bank regulations require financial institutions, including the Bank, to hold minimum mandatory investments in debt securities issued by Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), a Colombian public financial institution that finances production and rural activities to support the agricultural sector. The amount of these mandatory investments is calculated by applying a fixed percentage (ranging from 4% to 7%, depending on the type of liability) to the quarterly average of the end of day balances of certain liabilities, primarily, deposits and short-term debt. The investment balance is computed at the end of each quarter. Any required adjustment (due to a change in the quarterly average between periods) results in the purchase of additional securities or may result in the optional redemption at par of securities in excess of the requirement. The purchase of additional securities takes place during the month following the date as of which the computation was performed.

Foreign Currency Position Requirements

According to External Resolution 4 of 2007 issued by the board of directors of the Central Bank as amended (“Resolution 4”), a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be converted into Colombian legal currency.

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

Resolution 4 also defines the foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 4, the three-day average must be calculated on a daily basis and the foreign currency position in cash cannot be negative.

Finally, Resolution 4 requires banks to comply with a gross position of leverage (posición bruta de apalancamiento) as it relates to its foreign currency position. Gross position of leverage is defined as (i) the value of term contracts denominated in foreign currency, plus (ii) the value of transactions denominated in foreign currency to be settled within two days in cash, plus (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 sets a limit on the gross position of leverage, which cannot exceed 550% of the Technical Capital.

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

Foreign Currency Loans

Residents of Colombia may obtain foreign currency loans from foreign residents, and from Colombian currency exchange intermediaries or by placing debt securities abroad. Foreign currency loans must be either disbursed through a foreign exchange intermediary or deposited in special purpose offshore accounts.

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

Non-Performing Loan Allowance

The SFC maintains rules on non-performing loan allowances for financial institutions.

Lending Activities

Decree 2555 of 2010, as amended, sets forth the maximum amounts that a financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a bank’s Technical Capital. However, there are several circumstances under which the limit may be raised. In general, the limit is raised to 25% when amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial guidelines provided in Decree 2555 of 2010, as amended. Also, a bank may not make loans to any shareholder that holds directly more than 10% of its capital stock for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank’s capital stock exceed 20% of the Bank’s Technical Capital. In addition, no loan to a single financial institution may exceed 30% of the Bank’s Technical Capital, with the exception of loans funded by Colombian development banks which are not subject to such limit.

Decree 2555 of 2010 also sets a maximum limit of 30% of the Bank’s technical capital for single party risk, the calculation of which includes loans, leasing operations and equity and debt investments.

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

Bankruptcy Considerations

Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. Additionally, the SFC also conducts periodic visits to financial institutions and can impose capital or solvency obligations on financial institutions without taking control of the financial institution.

The SFC may intervene in a bank’s business, (i) prior to the liquidation of the bank, in order to prevent the bank from entering into a state where the SFC would need to take possession by taking one of the following recovery measures (institutos de salvamento): (a) submitting the bank to a special supervision regime; (b) issuing a mandatory order to recapitalize the bank; (c) placing the bank under the management of another authorized financial institution, acting as trustee; (d) ordering the transfer of all or part of the assets, liabilities and contracts, as well as certain on-going concerns (establecimientos de comercio) of the bank to another financial institution; (e) ordering the bank to merge with one or more financial institutions that consent to the merger, whether by creating a new institution or by having another institution absorb the bank; (f) ordering the adoption of a recovery plan by the bank, including adequate measures to reestablish its financial situation, pursuant to guidelines approved by the government; (g) ordering the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; and (h) ordering the progressive unwinding (desmonte progresivo) of the operations of the bank; or (ii) at any time, by taking possession of the bank to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the SFC.

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

Additionally, and subject to the approval of the Ministry of Finance and the opinion of its advisory council (Consejo Asesor del Superintendente), the SFC may, at its discretion, initiate intervention procedures against a bank under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal to submit its files, accounts and supporting documentation for inspection by the SFC; (iv) refusal to be interrogated under oath regarding its business; (v) repeated failure to comply with orders and instructions from the SFC; (vi) repeated violations of applicable laws and regulations or of the bank’s by-laws; (vii) unauthorized or fraudulent management of the bank’s business; (viii) reduction of the bank’s net worth below 50% of its subscribed capital; (ix) existence of serious inconsistencies in the information provided to the SFC that, at its discretion, impedes to accurately understand of the situation of the bank; (x) failure to comply with the minimum capital requirements set forth in Decree 663 of 1993; (xi) failure to comply with the recovery plans that were adopted by the bank; (xii) failure to comply with the order of exclusion of certain assets and liabilities to another institution designated by the SFC; and (xiii) failure to comply with the order of progressive unwinding (desmonte progresivo) of the operations of the bank.

Within two months from the date in which the SFC takes possession of a bank, the SFC must decide whether the entity should be liquidated, whether it is possible to place the entity in a position to continue doing business in the ordinary course, or whether other measures may be adopted. The decision is to be made with the purpose of permitting depositors, creditors and investors to obtain the full or partial payment of their credits.

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

As part of its duties following the taking of possession by the SFC, Fogafin must provide the SFC with the plan to be followed by the special agent in order to meet the goals set for the fulfillment of the measures that may have been adopted. If the underlying problems that gave rise to the taking possession of the bank are not resolved within a term not to exceed two years, the SFC must order the liquidation of the bank.

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

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors will rank as follows: (i) the first class of claims includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of claims comprises the claims secured by a security interest on movable assets; (iii) the third class of claims includes the claims secured by real estate collateral, such as mortgages; (iv) the fourth class of claims contains some other claims of the tax authorities against the debtor that are not included in the first class of claims and claims of suppliers of raw materials and input to the debtor and (v) finally, the fifth class of claims includes all other credits without any priority or privilege, provided, however, that among credits of the fifth class, subordinated debt will be ranked junior to the external liabilities (pasivos externos) and senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to the full satisfaction of claims in the prior category.

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

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and External Circular 029 of 2014 issued by the SFC, as well as Law 599 of 2000, and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows all of FATF’s 40 recommendations and eight special recommendations. External Circular 029 of 2014 issued by the SFC requires the implementation by financial institutions of a system of controls for money laundering and terrorism financing. These rules emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism. Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Risk management systems

Commercial banks, including the Bank, must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; and (v) money laundering and terrorism.

Commercial banks, such as the Bank, generally have several risk measurement methods, including the risk weighted assets measurement which is calculated according to weight percentages assigned to different types of assets, which may be 0%, 20%, 50% and 100%. There are some exceptions in which the weight percentage is higher and is calculated based on the associated risk perception of the evaluated asset. Provisions, which are calculated on a monthly basis, are another risk measurement method. For commercial and consumer loans, the SFC issues a provision reference model, according to which the probability of default depends of an assigned rating (AA, A, BB, B, CC and default). For mortgage loans and small business loans, provisions are calculated based on ratings (A, B, C, D and E) assigned depending on the time elapsed since the client’s default.

With respect to market risks, commercial banks must follow the provisions of the Basic Accounting Circular, which defines criteria and procedures for measuring a bank’s exposure to interest rate risk, foreign exchange risk, and market risk. Under such regulations, banks must submit to the SFC information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian banks have been required to calculate, for each position on the balance sheet, a volatility rate and a parametric value at risk (“VaR”), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the SFC.

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

With respect to operational risk, commercial banks must qualify, according to principles provided by the Basic Accounting Circular, each of their business lines (such as corporate finance, purchases and sales of securities, commercial banking, assets management, etc.) in order to record the risk events that may occur and cause fraud, technology problems, legal and reputational problems and problems associated with labor relations at the bank.

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

International regulations applicable to Bancolombia and its subsidiaries

FATCA

FATCA, which is U.S. federal tax legislation enacted in 2010, imposes a 30% withholding tax on ‘withholdable payments’ made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some case, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, “U.S. accountholders”) IRS. The FATCA also requires participating FFIs to withhold on “passthru payments” (which include both “withholdable payments” and certain non-U.S.-source payments) made to account holders who do not provide information to the FFIs to determine their U.S. accountholder’s status – “recalcitrant accountholders” - and to FFIs that do not sign an FFI Agreement with the IRS (such FFIs, “nonparticipating FFIs”). “Withholdable payments” generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. This withholding will take effect on a “phased” schedule, in which started in July 2014 with respect to certain payments, however, withholding on non-U.S. source payments by non-U.S. financial institutions to start no earlier than 2017.

Some countries have entered into, and other countries are expected to enter into, IGAs with the United States to facilitate the type of information reporting required under FATCA. These agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. Among the countries where Bancolombia operates, the Cayman Islands has signed an IGA Model 1, and jurisdictions like Colombia, Panama and Peru have each reached an agreement in substance with the IRS as of June 30, 2014, and consented to be treated as having an IGA in effect. Other than the aforementioned countries, we do not expect the government agencies of other jurisdictions in which the Bank or its subsidiaries operate to sign IGAs during 2015. We are currently in the process of implementing FATCA compliance on a group wide level and preparing our systems for FATCA reporting.

Financial Regulation of El Salvador

On January 26, 2011, the legislature of El Salvador approved Decree 592 entitled “Supervision and Regulation of the Financial System” (Ley de Supervisión y RegulacióndelSistemaFinanciero) (“Decree 592”) in order to fortify the State’s organization, adapting all supervision and regulatory institutions to the economic reality of the financial system. Pursuant to Decree 592, the Superintendency of Pensions and the Superintendency of Securities were merged into the Superintendency of the Financial System, consolidating the technical experience and management that the regulatory institutions had accumulated over the years in every segment of the financial system, in coordination with the macroeconomic and financial experience of the Central Reserve Bank of El Salvador (Banco Central de Reserva de El Salvador), to bring stability, efficiency and development to the financial system.

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

The Superintendency of the Financial System is responsible for the surpervision of the individual and consolidated activities of all the members in the system, as well as, the people, operations and entities that applicable law requires it to regulate. Article 3 of the Decree 592 establishes all the powers and duties of the Superintendency, some of which are: (i) to fulfill and enforce the laws, regulations and other legal provisions applicable to the entities subject to its supervision and issue all the necessary instructions for compliance of the laws applicable to the system; (ii) to authorize the establishment, function, operation, intervention, suspension, modification, revocation of authorizations and closure of all members of the system, in accordance with laws and regulations. In the event of closure, the Superintendency will coordinate with the entities involved the actions established by the law; (iii) risk prevention through the monitoring and management of the members within the system with view toward the prudential management of liquidity and capital adequacy; (iv) facilitation of an efficient, transparent and organized financial system; (v) to require that all supervised entities and institutions be managed in accordance with the best international practices of risk management and corporate governance; and (vi) all other legal requirements.

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

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements(1) for Salvadorian banks as of December 31, 2014 are:

Ordinary Reserve Requirements %
Checking Accounts	25.0%
Saving Accounts	20.0%
Time Deposits	20.0%
Borrowings from foreign banks	5.0%
Long-term debt(2)	15.0% - 20.0%

(1)	An extraordinary reserve requirement of 3.0% over the total amount of deposits applicable to banks is in place as of December 31, 2013. Additionally, in June, 2013 Central Bank of Reserve of El Salvador approved a second extraordinary reserve requirement of 2% on all liabilities with ordinary reserve, which shall be valid for a period of a year (said period might be extended by the regulator).
(2)	15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year.

Monetary Integration Law of El Salvador

Since November 2000, El Salvador has used the U.S. dollar as its legal currency. The transition from the colón (former currency) to the U.S. dollar was enacted by the Monetary Integration Law. This law established a fixed exchange rate of 8.75 Colones per USD 1.00. The colón continues to have unrestricted legal circulation, but the Central Reserve Bank has been replacing it with the U.S. dollar at each time colón bills and coins are used in transactions.

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

Tax on Financial Transactions Law

In July, 2014, the Legislature of El Salvador enacted the "Tax on Financial Transactions Law" with an impact on the financial sector. This law became effective on September 1, 2014.

As from the effective date of the law financial entities (including Banco Agricola) act as withholding agents for the tax on financial transactions and the tax for the liquidity control, each of which are calculated at the time the customer conducts its financial transactions through the different service channels. The tax on financial transactions is 0.25%, or USD 2.50 per thousand, on taxable transactions exceeding one thousand U.S. Dollars. The tax for the liquidity control is 0.25%, or USD 2.50 per thousand on cash transactions of deposit, withdrawals and payments in excess of an aggregate amount of USD 5,000.

The transactions subject to the tax on financial transactions to depositors (customers) are:

•	Payments for goods and services by check or debit card over USD 1,000.

•	Payments by wire transfers in excess of USD 1,000.

•	Transfers to third parties, in any form or medium, with an amount over USD 1,000.

•	Transactions between financial entities, based on any statement of its customers.

Transactions subject to withholding regarding liquidity control for depositors (customers) are deposits, payments and cash withdrawals with a monthly aggregate amount in excess of USD 5,000.

Investment Funds Law

The Investment Funds Law aims to encourage economic activity by providing small investors with access to capital markets, diversification of their investments and channeling savings into productive sectors, in order to generate higher economic growth.

This Law sets forth the regulatory framework for the supervision of investment funds, their share of participation, companies that administer such funds and their operations; as well as other participants to which it refers. Additionally, it regulates the marketing of participation shares in foreign investment funds.

This Law also provides for the creation of Investment Fund Managers, who will have the purpose of managing investment funds. These will be responsible for performing all acts, contracts and operations necessary for the administration and operation of investment funds.

Financial Regulation of Panama

Since the 1970s, Panama has been a major international banking center. There are approximately 80 domestic and foreign banks in Panama. The absence of currency controls, the use of the U.S. dollar as legal tender, a territorial system of income tax, and a stable and adequate banking legislation and regulation are among the country-specific factors that have contributed to this development. The Superintendency of Banks of the Republic of Panama (Superitendencia de Bancos de Panama) is the banking supervisor in Panama.

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

In order to implement Basel III capital standards, the Superintendency of Banks of the Republic of Panama, issued, on January, 2015, an Agreement on Capital Adequacy, which sets forth the new composition of a banking institution capital base, as well as the new capital adequacy ratio, including tier 1 core capital ratio and tier 1 capital ratio, all consistent with Basel III standards. The Agreement will become effective on January 2016, and the new standards will be applicable, progressively, from that date until they are fully applicable in January 2019.

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

On the other hand, the activities related to the securities market in Panama, such as the registration of securities and funds, the authorization for the public offering of securities, securities investment advisory, securities brokerage, the opening and management of investment and custody accounts, fund administration, the administration of securities trading systems, clearing and settling of securities, are subject to the supervision, control and oversight of the Superintendency of the Securities Market of the Republic of Panama. The activities related to the securities market are primarily regulated by Law Decree No.1 of 1999, subsequently amended by several laws, and most recently amended by Law No.67 of 2011, Law No.12 of 2012 and law No.56 of 2012, which established important changes in order to strengthen the regulatory frame of the Panamanian securities market and increase investors’ confidence, for its further development. Amongst the most important changes introduced by these recent amendments are the following:

1.	The establishment of a coordination and cooperation system between the financial supervisors in order to promote and facilitate the harmonization within the regulation of financial activities, reducing risks of asymmetries between regulations, therefore preventing arbitrages. This system also enables a more comprehensive supervision of financial conglomerates operating in multiple areas of the financial industry.

2.	The establishment of the Superintendency of the Securities Market, as the supervising entity replacing the previous National Securities Commission. As opposed to the National Securities Commission, which operated through a single governing instance integrated by three commissioners, the Superintendency of the Securities Market operates through two levels of governance, a board of directors with administrative powers, and a superintendent with executive powers.

3.	The authority given to the Superintendency to carry the consolidated supervision, as home supervisor, of intermediaries having agencies abroad, and to enter into cooperation agreements with foreign supervisors to facilitate the consolidated supervision;

4.	The regulation of foreign exchange as an activity reserved to the securities as the regulation of certain actors of the securities market not contemplated in previous brokers, as well regulations, such as securities price suppliers, risk rating agencies and Administrative Service Suppliers of the securities market.

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

C.	ORGANIZATIONAL STRUCTURE

The following are the subsidiaries of Bancolombia:

The following is a list of subsidiaries of Bancolombia S.A. as of December 31, 2014:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly

Leasing Bancolombia	Colombia	Leasing	100.00%
Fiduciaria Bancolombia	Colombia	Trust	98.81%
Banca de Inversión	Colombia	Investment banking	100.00%
Valores Bancolombia	Colombia	Securities brokerage	100.00%
Tuya S.A. Compañía de Financiamiento	Colombia	Financial services	99.99%
Factoring Bancolombia (wound up in 2014) (1)	Colombia	Financial services	0.00%
Patrimonio Autónomo Cartera LBC	Colombia	Loan management	100.00%
Renting Colombia S.A.	Colombia	Operating leasing	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%
Valores Simesa S.A.	Colombia	Investments	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
CFNS Infraestructura S.A.S. (in liquidation)	Colombia	Investments	99.94%
BIBA Inmobiliaria S.A.S. (formerly Inmobiliaria Bancol S.A.)	Colombia	Real estate broker	100.00%
Vivayco S.A.S. (in liquidation)	Colombia	Portfolio Purchase	74.95%
Uff Móvil S.A.S.	Colombia	Mobile network operator	75.05%
FCP Fondo Colombia Inmobiliario S.A.	Colombia	Real estate broker	50.28%
Bancolombia Panama	Panama	Banking	100.00%
Valores Bancolombia Panama S.A.	Panama	Securities brokerage	100.00%
Suvalor Panama Fondo de Inversión S.A.	Panama	Holding	100.00%
Suvalor Renta Variable Colombia S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective investment fund	100.00%
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola	Panama	Investments	99.16%
Banistmo	Panama	Banking	98.12%
Banistmo Investment Corporation S.A.	Panama	Trust	98.12%
Financiera Flash S.A.	Panama	Financial services	98.12%
Grupo Financomer S.A.	Panama	Financial services	98.12%
Leasing Banistmo S.A.	Panama	Leasing	98.12%
Seguros Banistmo S.A.	Panama	Insurance company	98.12%
Securities Banistmo S.A.	Panama	Purchase and sale of securities	98.12%
Banistmo Capital Markets Group Inc	Panama	Purchase and sale of securities	98.12%
Anavi Investment Corporation S.A.	Panama	Real estate broker	98.12%
Williamsburg International Corp.	Panama	Real estate broker	98.12%
Van Dyke Overseas Corp.	Panama	Real estate broker	98.12%
Desarrollo de Oriente S.A.	Panama	Real estate broker	98.12%
Bien Raíces Armuelles S.A.	Panama	Real estate broker	98.12%
Steens Enterpresies S.A.	Panama	Portfolio holder	98.12%
Ordway Holdings S.A.	Panama	Real estate broker	98.12%
Inversiones Castan S.A. (wound up in 2014) (1)	Panama	Real estate broker	0.00%
Financomer S.A.	Panama	Financial services	98.12%
Banistmo Asset Management Inc	Panama	Purchase and sale of securities	98.12%
M.R. C Investment Corp.	Panama	Real estate broker	98.12%
Inmobiliaria Bickford S.A.	Panama	Real estate broker	98.12%
Banco Agrícola	El Salvador	Banking	97.35%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.36%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagricola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100.00%

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly
Capital Investments SAFI S.A.	Peru	Trust	100.00%
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100.00%
Leasing Perú S.A.	Peru	Leasing	100.00%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81%
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100.00%
Suleasing International USA, Inc.	USA	Leasing	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%

(1)	See Item 18. Note 1 “Organization and Background” to the Financial Statments.

D.	PREMISES AND EQUIPMENT

As of December 31, 2014, the Bank owned COP 5,900 billion in premises and equipment (including assets that are part of our operating leasing business). COP 2,457 billion correspond to land and buildings, of which approximately 57.52% are used for administrative offices and branches in 74 municipalities in Colombia, 25 municipalities in El Salvador and 4 municipalities in Panama. Likewise, COP 357 billion correspond to computer equipment, of which 16.05% relate to the central computer and servers of the Bank and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment.

In addition to its own branches, the Bank occupies 714 rented offices.

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as Item 5, “Operating and Financial Review and Prospects.” This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian banking GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Financial Statements for a summary of the significant differences between Colombian banking GAAP and U.S. GAAP.

The consolidated selected statistical information for the years ended December 31, 2013, 2012, 2011 and 2010 includes the selected statistical information of Bancolombia and its Subsidiaries, without reflecting any pro-forma calculation of the effect of the acquisition of Banistmo, while consolidated selected statistical information for the year ended December 31, 2014 corresponds to the Bank and its Subsidiaries, including all additional Subsidiaries acquired as a result of the Banistmo acquisition.

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

Average balance sheet

The following tables show for the years ended December 31, 2014, 2013 and 2012, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,
	2014			2013			2012
	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate
	(in millions of COP, except percentages)

ASSETS
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic-activities	750,677	43,927	5.9%	794,441	18,910	2.4%	314,406	20,341	6.5%
Foreign-activities	1,986,953	11,534	0.6%	1,978,847	7,990	0.4%	837,221	3,837	0.5%
Total	2,737,630	55,461	2.0%	2,773,288	26,900	1.0%	1,151,627	24,178	2.1%
Investment securities(1)
Domestic-activities	8,670,580	430,186	5.0%	9,272,294	328,640	3.5%	7,393,673	752,081	10.2%
Foreign-activities	2,893,596	74,972	2.6%	3,195,398	160,888	5.0%	2,480,742	7,432	0.3%
Total	11,564,176	505,158	4.4%	12,467,692	489,528	3.9%	9,874,415	759,513	7.7%
Loans and Financial Leases (2)
Domestic-activities	63,572,355	7,064,637	11.1%	56,672,928	6,558,299	11.6%	47,397,959	6,029,349	12.7%
Foreign-activities	29,936,003	1,720,352	5.7%	19,524,770	1,055,957	5.4%	14,982,937	848,843	5.7%
Total	93,508,358	8,784,989	9.4%	76,197,698	7,614,256	10.0%	62,380,896	6,878,192	11.0%
Total interest-earning assets
Domestic-activities	72,993,612	7,538,750	10.3%	66,739,663	6,905,849	10.3%	55,106,038	6,801,771	12.3%
Foreign-activities	34,816,552	1,806,858	5.2%	24,699,015	1,224,835	5.0%	18,300,900	860,112	4.7%
Total	107,810,164	9,345,608	8.7%	91,438,678	8,130,684	8.9%	73,406,938	7,661,883	10.4%

Total non-interest-earning assets
Domestic-activities	13,575,926			13,350,698			14,789,995
Foreign-activities	12,334,910			5,988,108			459,680
Total	25,910,836			19,338,806			15,249,675

Total interest and non-interest-earnings assets
Domestic-activities	86,569,538	7,538,750		80,090,361	6,905,849		69,896,033	6,801,771
Foreign-activities (3)	47,151,462	1,806,858		30,687,123	1,224,835		18,760,580	860,112
Total Assets (COP)	133,721,000	9,345,608		110,777,484	8,130,684		88,656,613	7,661,883

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Includes performing loans only.
(3)	The percentage of total average assets attributable to foreign activities was 35.3%, 27.7% and 21.2%, respectively, for the fiscal years ended December 31, 2014, 2013 and 2012.

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31,
	2014			2013			2012
	Average Balance	Interest Paid	Average Yield / Rate(1)	Average Balance	Interest Paid	Average Yield / Rate(1)	Average Balance	Interest Paid	Average Yield / Rate(1)
	(in millions of COP, except percentages)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Domestic-activities	1,616,494	19,929	1.2%	1,348,965	19,282	1.4%	815,018	14,854	1.8%
Foreign-activities	1,890,807	9,888	0.5%	1,606,145	10,121	0.6%	1,552,101	10,077	0.6%
Total	3,507,301	29,817	0.9%	2,955,110	29,403	1.0%	2,367,119	24,931	1.1%
Savings deposits
Domestic-activities	27,765,021	442,206	1.6%	25,963,044	622,093	2.4%	20,523,024	645,429	3.1%
Foreign-activities	6,923,048	45,950	0.7%	3,670,815	20,523	0.6%	2,516,804	13,926	0.6%
Total	34,688,069	488,156	1.4%	29,633,859	642,616	2.2%	23,039,828	659,355	2.9%
Time deposits
Domestic-activities	21,104,588	1,065,774	5.0%	20,622,641	1,114,775	5.4%	15,434,855	948,569	6.1%
Foreign-activities	13,071,400	363,294	2.8%	8,354,777	215,664	2.6%	6,254,808	168,866	2.7%
Total	34,175,988	1,429,068	4.2%	28,977,418	1,330,439	4.6%	21,689,663	1,117,435	5.2%
Funds purchased and securities sold under agreements to repurchase
Domestic-activities	1,799,733	126,354	7.0%	1,407,385	58,559	4.2%	1,783,698	95,984	5.4%
Foreign-activities	306,987	1,169	0.4%	70,009	2,545	3.6%	85,580	1,636	1.9%
Total	2,106,720	127,523	6.1%	1,477,394	61,104	4.1%	1,869,278	97,620	5.2%
Borrowings from development and other domestic banks(2)
Domestic-activities	4,365,164	236,731	5.4%	3,722,785	221,097	5.9%	3,114,989	216,746	7.0%
Foreign-activities	62,314	2,087	3.3%	56,472	2,096	3.7%	62,503	3,350	5.4%
Total	4,427,478	238,818	5.4%	3,779,257	223,193	5.9%	3,177,492	220,096	6.9%
Interbank borrowings(2) (3)
Domestic-activities	-	-		-	-		-	-
Foreign-activities	7,482,450	139,633	1.9%	4,764,809	77,995	1.6%	2,488,285	50,209	2.0%
Total	7,482,450	139,633	1.9%	4,764,809	77,995	1.6%	2,488,285	50,209	2.0%
Long-term debt
Domestic-activities	4,852,573	353,473	7.3%	4,876,452	338,078	6.9%	5,113,227	405,946	7.9%
Foreign-activities	7,654,587	434,299	5.7%	7,493,170	419,298	5.6%	5,674,347	319,268	5.6%
Total	12,507,160	787,772	6.3%	12,369,622	757,376	6.1%	10,787,574	725,214	6.7%
Total interest-bearing liabilities
Domestic-activities	61,503,573	2,244,467	3.6%	57,941,272	2,373,884	4.1%	46,784,811	2,327,528	5.0%
Foreign-activites	37,391,593	996,320	2.7%	26,016,197	748,242	2.9%	18,634,428	567,332	3.0%
Total	98,895,166	3,240,787	3.3%	83,957,469	3,122,126	3.7%	65,419,239	2,894,860	4.4%
Total interest and non-interest bearing liabilities and stockholders’ equity
Domestic-activities	85,973,148	2,244,467		79,325,965	2,373,884		69,753,379	2,327,528
Foreign-activities(4)	47,747,852	996,320		31,451,519	748,242		18,903,234	567,332
Total Liabilities and Stockholders’ Equity (COP)	133,721,000	3,240,787		110,777,484	3,122,126		88,656,613	2,894,860

(1)	See “Item 4. Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liablilities and Stockholders’ Equity; Interest Rates and Interest Differential”.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	The percentage of total average liabilities attributable to foreign activities was 38.5%, 29.9% and 22.9%, respectively, for the fiscal years ended December 31, 2014, 2013 and 2012.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2014 compared to the fiscal year ended December 31, 2013; and the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2013-2014 Increase (Decrease) Due To Changes in:			2012-2013 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Interest-earning assets:
Funds sold and securities purchased under agreements to resell
Domestic-activities	(2,561)	27,578	25,017	11,426	(12,857)	(1,431)
Foreign-activities	47	3,497	3,544	4,610	(457)	4,153
Total	(2,514)	31,075	28,561	16,036	(13,314)	2,722
Investment securities(1)
Domestic-activities	(29,854)	131,400	101,546	66,584	(490,025)	(423,441)
Foreign-activities	(7,820)	(78,096)	(85,916)	35,983	117,473	153,456
Total	(37,674)	53,304	15,630	102,567	(372,552)	(269,985)
Loans and financial leases
Domestic-activities	766,716	(260,378)	506,338	1,073,317	(544,367)	528,950
Foreign-activities	598,309	66,086	664,395	245,636	(38,522)	207,114
Total	1,365,025	(194,292)	1,170,733	1,318,953	(582,889)	736,064
Total interest-earning assets
Domestic-activities	734,301	(101,400)	632,901	1,151,327	(1,047,249)	104,078
Foreign-activities	590,536	(8,513)	582,023	286,229	78,494	364,723
Total	1,324,837	(109,913)	1,214,924	1,437,556	(968,755)	468,801

Interest-bearing liabilities:
Checking deposits
Domestic-activities	3,298	(2,651)	647	7,632	(3,204)	4,428
Foreign-activities	1,489	(1,722)	(233)	341	(297)	44
Total	4,787	(4,373)	414	7,973	(3,501)	4,472
Savings deposits
Domestic-activities	28,700	(208,587)	(179,887)	130,347	(153,683)	(23,336)
Foreign-activities	21,586	3,841	25,427	6,452	145	6,597
Total	50,286	(204,746)	(154,460)	136,799	(153,538)	(16,739)
Time deposits
Domestic-activities	24,338	(73,339)	(49,001)	280,430	(114,224)	166,206
Foreign-activities	131,089	16,541	147,630	54,207	(7,409)	46,798
Total	155,427	(56,798)	98,629	334,637	(121,633)	213,004
Funds purchased and securities sold under agreements to repurchase
Domestic-activities	27,546	40,249	67,795	(15,658)	(21,767)	(37,425)
Foreign-activities	902	(2,278)	(1,376)	(566)	1,475	909
Total	28,448	37,971	66,419	(16,224)	(20,292)	(36,516)
Borrowings from development and other domestic banks
Domestic-activities	34,837	(19,203)	15,634	36,097	(31,746)	4,351
Foreign-activities	196	(205)	(9)	(224)	(1,030)	(1,254)
Total	35,033	(19,408)	15,625	35,873	(32,776)	3,097
Interbank borrowings
Domestic-activities	-	-	-	-	-	-
Foreign-activities	50,715	10,923	61,638	37,264	(9,478)	27,786
Total	50,715	10,923	61,638	37,264	(9,478)	27,786

	2013-2014 Increase (Decrease) Due To Changes in:			2012-2013 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Long-term debt
Domestic-activities	(1,739)	17,134	15,395	(16,415)	(51,453)	(67,868)
Foreign-activities	9,158	5,843	15,001	101,777	(1,747)	100,030
Total	7,419	22,977	30,396	85,362	(53,200)	32,162
Total interest-bearing liabilities
Domestic-activities	116,980	(246,397)	(129,417)	422,433	(376,077)	46,356
Foreign-activities	215,135	32,943	248,078	199,251	(18,341)	180,910
Total (COP)	332,115	(213,454)	118,661	621,684	(394,418)	227,266

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

	Interest-Earning Assets-Yield For the Fiscal Year Ended December 31,
	2014	2013	2012
	(COP million, except percentages)
Total average interest-earning assets
Domestic-activities	72,993,612	66,739,663	55,106,038
Foreign-activities	34,816,552	24,699,015	18,300,900
Total	107,810,164	91,438,678	73,406,938
Net interest income(1)
Domestic-activities	5,294,283	4,531,965	4,474,243
Foreign-activities	810,538	476,593	292,780
Total	6,104,821	5,008,558	4,767,023
Average yield on interest-earning assets
Domestic-activities	10.3%	10.3%	12.3%
Foreign-activities	5.2%	5.0%	4.7%
Total	8.7%	8.9%	10.4%
Net interest margin(2)
Domestic-activities	7.3%	6.8%	8.1%
Foreign-activities	2.3%	1.9%	1.6%
Total	5.7%	5.5%	6.5%
Interest spread(3)
Domestic-activities	6.7%	6.3%	7.4%
Foreign-activities	2.5%	2.1%	1.7%
Total	5.4%	5.2%	6.0%

(1)	Net interest income is loan interest income less interest accrued and includes interest earned on investments.

(2)	Net interest margin is net interest income divided by total average interest-earning assets.

(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

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

As of December 31, 2014, Bancolombia’s debt securities investment portfolio net of allowances had a value of COP 11,684 billion.

In accordance with Chapter 1 of Circular 100 of 1995 issued by the Superintendency of Finance, investments in debt securities are fully reviewed for impairment in June and December and partially reviewed for impairment every three months; in each case taking into account the related solvency risk, market exposure, currency exchange and country risk.

For investments in securities with market prices or defined by agencies recognized by the Superintendency of Finance like “Price Vendors” no adjustment is required for Credit Risk.

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

The following table sets forth the book value of the Bank’s investments in Colombian government foreign governments and corporate securities and certain other financial investments as of the dates indicated (1):

	As of December 31,
	2014(2)(3)		2013(2)(3)		2012(2)(3)
	(in millions of COP)
Foreign currency-denominated
Securities issued or secured by the Colombian Government	COP	205,302	COP	166,180	COP	236,890
Securities issued or secured by the El Salvador Central Bank		23,638		605,036		582,418
Securities issued or secured by Government entities(4)		58,273		59,276		58,513
Securities issued or secured by other financial entities		397,278		209,439		341,302
Securities issued by foreign Governments(5)		1,786,419		1,632,921		693,751
Others(6)		147,296		87,555		205,749
Subtotal		2,618,206		2,760,407		2,118,623

Colombian peso-denominated
Securities issued or secured by the Colombian Government		6,333,216		5,878,685		5,959,277
Securities issued or secured by Government entities		1,423,000		1,788,336		1,278,576
Securities issued or secured by financial entities		1,277,463		1,606,328		1,997,260
Others(6)		32,312		93,478		64,319
Subtotal		9,065,991		9,366,827		9,299,432
Total (7)	COP	11,684,197	COP	12,127,234	COP	11,418,055

(1)	For further information about the disclosures required by ASC 320, see Note 31, i) “Investment securities, derivatives and REPOS”, to the Financial Statements.

(2)	Includes debt securities only.Net investments in equity securities were COP 1,993,604 million, COP 1,678,556 million and COP 1,136,256 million for 2014, 2013 and 2012, respectively.
(3)	These amounts are net of allowances for decline in value which were COP 6,785 million for 2014, COP 8,945 million for 2013 and COP 14,159 million for 2012, respectively.
(4)	This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero or FICAFE). This trust was formed with the transfer of the coffee sector's loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuration of those loans, promoted by the Government of El Salvador. The Bank has recognized an allowance related to probable losses inherent in the FICAFE investment in an amount of COP 32,296 million and COP 28,841 million at December 31, 2014 and 2013, respectively.
(5)	Due to the acquisition of Banistmo in 2013, the Bank has increased significantly its position in securities issued by Panama, which reached COP 809,981 million and COP 781,964 million for the years 2014 and 2013.
(6)	Includes debt securities in corporate bonds.
(7)	For further information about the investment portfolio by classification, see Note 5 Investment Securities.

As of December 31, 2014, 2013 and 2012 Bancolombia held securities issued by foreign governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value - (in millions of pesos)(1)		Investment Amount–Book Value (thousands of U.S. dollars)(1) (2)

2014	Republic of Panama	COP	809,981	USD	338,556
	Republic of Mexico	COP	449,443	USD	187,858
	U.S. Treasury	COP	203,119	USD	84,900
	Republic of El Salvador	COP	184,159	USD	76,975
	Republic of Costa Rica	COP	74,942	USD	31,324
	Republic of Brazil	COP	57,292	USD	23,947
	Republic of Chile	COP	9,237	USD	3,861
2013	Republic of Panama	COP	781,964	USD	405,829
	Republic of El Salvador	COP	347,470	USD	180,333
	Republic of Mexico	COP	313,037	USD	162,462
	Republic of Costa Rica	COP	76,001	USD	39,443
	U.S. Treasury	COP	64,816	USD	33,639
	Republic of Brazil	COP	45,736	USD	23,736
	Republic of Chile	COP	6,912	USD	3,587
2012	Republic of El Salvador	COP	403,541	USD	228,218
	Republic of Chile	COP	76,235	USD	43,114
	Republic of Brazil	COP	74,601	USD	42,189
	U.S. Treasury	COP	52,985	USD	29,965
	Republic of Mexico	COP	48,629	USD	27,501
	Republic of Costa Rica	COP	31,133	USD	17,607
	Republic of Panama	COP	10,761	USD	6,086
	Republic of Peru	COP	6,496	USD	3,674

(1)	These amounts are not net of allowances. Provision charges account for COP 1,755 million (USD 0.7 million) for 2014, COP 3,014 million (USD 1.6 million) for 2013 and COP 10,630 million (USD 6 million) for 2012.

(2)	These amounts have been translated at the rate of COP 2,392.46 per USD 1.00 at December 2014, COP 1,926.83 per USD 1.00 at December 2013 and COP 1,768.23 per USD 1.00 at December 2012, which corresponds to the Representative Market Rate calculated on December 31, the last business day of the year.

As of December 31, 2014, the Bank’s peso-denominated debt securities portfolio amounted to COP 9,065 billion, reflecting a 3.21% decrease compared to December 31, 2013. The decrease resulted mainly from a reduction in holdings of Securities issued or secured by Government and financial entities. Peso-denominated debt securities issued by the Colombian government represented 70% of the Bank’s peso-denominated debt securities portfolio as of December 31, 2014.

On the other hand, as of December 31, 2014, Bancolombia’s held securities issued by foreign governments amounted to COP 1,786 billion (net of allowances for decline in value), increasing in 9% compared to December 31, 2013. This variation is primarily explained by an increase in the Bank’s position in Mexican and U.S. sovereign bonds.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2014:

	As of December 31, 2014
	Maturity of less than 1 year		Maturity of 1 to5 years		Maturity of 5 to 10 years		Maturity of more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
	(in millions of pesos (COP), except yields)
Securities issued or secured by:
Foreign currency-denominated(3):
Colombian Government	-	-	164,269	1.94%	41,033	3.18%	-	-	205,302	2.18%
El Salvador Central Bank	23,638	5.74%	-	-	-	-	-	-	23,638	5.74%
Other Government entities	-	-	8,072	3.43%	6,951	5.28%	43,250	3.58%	58,273	3.76%
Other financial entities	100,927	4.68%	252,055	3.04%	44,296	4.72%	-	-	397,278	3.64%
Foreign Governments	722,672	2.93%	633,503	2.68%	404,720	3.86%	25,524	4.52%	1,786,419	3.07%
Others	-	-	111,893	4.14%	19,639	5.25%	15,764	5.74%	147,296	4.46%
Subtotal	847,237	3.21%	1,169,792	2.80%	516,639	3.95%	84,538	4.27%	2,618,206	3.21%

Securities issued or secured by:
Peso-denominated(3)
Colombian Government	1,485,076	4.71%	2,683,442	5.18%	946,970	6.44%	45,528	7.16%	5,161,016	5.29%
Other Government entities	1,413,758	0.73%	1,577	5.46%	7,665	7.33%	-	-	1,423,000	0.77%
Other financial entities	209,450	4.55%	126,846	6.08%	479,148	8.32%	312,859	13.08%	1,128,303	8.69%
Others	2,620	3.66%	11,858	5.69%	13,089	6.35%	4,745	7.20%	32,312	6.01%
Subtotal	3,110,904	2.89%	2,823,723	5.22%	1,446,872	7.07%	363,132	12.27%	7,744,631	4.96%

Securities issued or secured by:
UVR-denominated(3)
Colombian Government.	695,330	1.86%	409,140	1.76%	67,730	2.81%	-	-	1,172,200	1.88%
Other financial entities	6,932	6.65%	-	-	91,186	5.22%	51,042	9.69%	149,160	6.82%
Subtotal	702,262	1.91%	409,140	1.76%	158,916	4.20%	51,042	9.69%	1,321,360	2.44%
Total (COP)	4,660,403		4,402,655		2,122,427		498,712		11,684,197

(1)	Amounts are net of allowances for decline in value which amounted to COP 6,785 million in 2014.
(2)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2014.
(3)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

As of December 31, 2014, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank’s stockholders’ equity:

	Issuer	Amortized Cost		Fair value
	(in millions of COP)
Securities issued or secured by:
Colombian Government	Ministry of Finance	COP	6,436,713	COP	6,434,160
Total		COP	6,436,713	COP	6,434,160

E.3.	LOAN PORTFOLIO

Types of loans

The following table shows the Bank’s loan portfolio classified into corporate, retail (including small and medium enterprise loans), financial leases and mortgage loans

	As of December 31,
	2014	2013	2012	2011	2010
	(in millions of COP)
Domestic
Corporate
Trade financing	2,890,528	2,152,173	1,994,779	2,338,728	1,704,673
Loans funded by development banks	697,528	481,862	245,241	252,891	300,459
Working capital loans	35,624,081	28,450,758	26,274,367	22,234,866	18,360,582
Credit cards	37,329	35,102	30,008	30,552	31,297
Overdrafts	66,682	77,171	82,981	66,454	38,563
Total corporate	39,316,148	31,197,066	28,627,376	24,923,491	20,435,574

Retail(1)
Credit cards	4,448,368	4,012,940	3,488,787	3,161,273	2,477,808
Personal loans	6,638,820	6,169,273	5,209,423	4,222,015	2,890,095
Vehicle loans	2,369,489	2,335,860	2,154,121	1,991,909	1,332,175
Overdrafts	206,047	205,865	210,653	168,865	156,244
Loans funded by development banks	770,690	1,290,747	843,146	676,985	667,299
Trade financing	423,725	135,370	99,596	69,210	27,547
Working capital loans	11,671,634	9,620,582	8,380,095	6,330,371	4,702,240
Total retail	26,528,773	23,770,637	20,385,821	16,620,628	12,253,408
Financial Leases	10,773,336	9,290,115	8,405,497	6,977,454	5,737,473
Mortgage	7,352,637	6,564,929	5,164,514	4,017,855	2,516,376
Total loans and leases	83,970,894	70,822,747	62,583,208	52,539,428	40,942,831
Allowance for loan losses	(3,994,277)	(3,415,728)	(2,975,616)	(2,455,141)	(2,160,119)
Total domestic loans, net	79,976,617	67,407,019	59,607,592	50,084,287	38,782,712

Foreign
Corporate
Trade financing	6,097,012	4,554,142	220,834	1,889,668	1,192,349
Loans funded by development banks	6,208	7,936	16,460	11,104	18,874
Working capital loans	6,149,036	5,542,013	4,219,310	4,001,695	3,644,287
Credit cards	9,992	7,304	5,611	16,817	6,712
Overdrafts	7,138	2,852	20,453	29,380	5,190
Total corporate	12,269,386	10,114,247	4,482,668	5,948,664	4,867,412

Retail(1)
Credit cards	746,007	535,730	183,979	168,061	156,895
Personal loans	4,277,637	3,403,868	1,611,499	1,597,624	1,649,853
Vehicle loans	377,997	241,844	1,426	1,905	2,705
Overdrafts	53,212	45,859	12,897	18,248	18,449
Loans funded by development banks	41,262	28,498	19,879	16,718	12,143
Trade financing	124,744	98,775	8,767	17,585	7,516
Working capital loans	47,365	45,652	46,600	63,025	20,705
Total retail	5,668,224	4,400,226	1,885,047	1,883,166	1,868,266
Financial Leases	478,696	391,321	244,446	194,357	96,076
Mortgage	5,166,347	3,731,001	793,310	822,813	826,505
Total loans and leases	23,582,653	18,636,795	7,405,471	8,849,000	7,658,259
Allowance for loan losses	(755,896)	(649,802)	(274,023)	(357,441)	(349,094)
Total foreign loans, net	22,826,757	17,986,993	7,131,448	8,491,559	7,309,165
Total Foreign and Domestic Loans	102,803,374	85,394,012	66,739,040	58,575,846	46,091,877

(1)	Includes loans to high-income individuals and small and medium-sized companies.

The Bank classifies its loan portfolio into the following categories: (i) corporate loans; (ii) retail and small and medium enterprises loans; (iii) financial leases; and (iv) mortgage loans.

As of December 31, 2014, the Bank’s total loan portfolio amounted to COP 107,554 billion, up 20% as compared to COP 89,460 billion in 2013, and 54% higher than the COP 69,989 billion at the end of 2012. Loan volume performance during 2014 is explained by a significant growth in economic activity in Colombia, which led individuals and corporations to request more credit and by the acquisition of Banistmo in October 2013. For further discussion of some of these trends please see Item 5. "Operating and Financial Review and Prospects-D. Trend information".

As of December 31, 2014, corporate loans amounted to COP 51,586 billion, or 48% of loans, and increased 25% from COP 41,311 billion at the end of 2013. In 2014, corporations demanded loans for expanding production facilities and for working capital purposes. This demand caused the stock of loans to increase in the Bank’s books.

Retail loans totaled COP 32,197 billion, or 30% of total loans, of which COP 19,117 billion were consumer loans (18% of total loans). Retail loans increased 14.3% over the year. In 2014, individuals demanded credit card loans, to finance vehicles and for personal purposes.

Financial leases totaled COP 11,252 billion as of December 31, 2014, up 16.2% from COP 9,681 billion in 2013.

Mortgage lending activity was dynamic during 2014, driven mainly by the Colombian government‘s housing subsidy program implemented in April 2009 as well as by lower long-term interest rates in Colombia. Mortgage loans increased 22% over the year.

Borrowing Relationships

As of December 31, 2014, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented approximately 13.63% of the loan portfolio, of the Bank and no single exposure represented more than 3% of the loan book. In addition, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2014:

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	(COP million)
Domestic loans and financial leases:
Corporate
Trade financing	2,823,330	17,043	50,155	2,890,528
Loans funded by development banks	22,193	98,173	577,162	697,528
Working capital loans	13,497,755	9,813,806	12,312,520	35,624,081
Credit cards	13,379	22,318	1,632	37,329
Overdrafts	66,682	-	-	66,682
Total corporate	16,423,339	9,951,340	12,941,469	39,316,148

Retail
Credit cards	825,112	3,562,861	60,395	4,448,368
Personal loans	946,070	5,337,917	354,833	6,638,820
Vehicle loans	546,317	1,773,633	49,539	2,369,489
Overdrafts	206,047	-	-	206,047
Loans funded by development banks	83,387	448,881	238,422	770,690
Trade financing	422,432	1,293	-	423,725
Working capital loans	3,362,874	6,812,387	1,496,373	11,671,634
Total retail	6,392,239	17,936,972	2,199,562	26,528,773
Financial leases	305,480	4,070,413	6,397,443	10,773,336
Mortgage	128,232	290,116	6,934,289	7,352,637
Total domestic loans and financial leases	23,249,290	32,248,841	28,472,763	83,970,894

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	(COP million)

Foreign loans and financial leases:
Corporate
Trade financing	1,546,910	3,200,937	1,349,165	6,097,012
Loans funded by development banks	93	1,155	4,960	6,208
Working capital loans	4,179,961	1,417,975	551,100	6,149,036
Credit cards	3	9,763	226	9,992
Overdrafts	7,138	-	-	7,138
Total corporate	5,734,105	4,629,830	1,905,451	12,269,386

Retail
Credit cards	8,522	736,955	530	746,007
Personal loans	137,854	983,308	3,156,475	4,277,637
Vehicle loans	2,873	126,746	248,378	377,997
Overdrafts	52,191	1,001	20	53,212
Loans funded by development banks	65	5,252	35,945	41,262
Trade financing	39,860	24,355	60,529	124,744
Working capital loans	16,460	22,869	8,036	47,365
Total retail	257,825	1,900,486	3,509,913	5,668,224
Financial leases	94,485	266,256	117,955	478,696
Mortgage	16,744	92,838	5,056,765	5,166,347
Total foreign loans and financial leases	6,103,159	6,889,410	10,590,084	23,582,653
Total loans	29,352,449	39,138,251	39,062,847	107,553,547

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Approximately 64% of the Bank’s loan portfolio has a maturity of five years or less as of December 31, 2014.

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2014:

	As of December 31, 2014
	(COP million)
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	COP	44,235,436
Foreign-denominated		13,252,248
Total		57,487,684
Fixed Rate
Domestic-denominated		16,486,168
Foreign-denominated		4,227,246
Total		20,713,414
Loans with term of less than 1 year:
Domestic-denominated		23,249,290
Foreign-denominated		6,103,159
Total		29,352,449
Total loans	COP	107,553,547

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
		(COP million, except percentages)
Domestic
Agricultural	3,221,095	3.8%	2,954,514	4.2%	2,648,064	4.2%	2,102,923	4.0%	1,810,415	4.4%
Mining products and oil	2,335,153	2.8%	1,806,379	2.6%	2,324,822	3.7%	1,583,513	3.0%	1,863,052	4.6%
Food, beverage and Tobacco	3,906,579	4.7%	2,879,766	4.1%	1,885,953	3.0%	1,710,015	3.3%	2,922,405	7.1%
Chemical production	2,611,772	3.1%	1,629,282	2.3%	2,526,802	4.0%	2,464,222	4.7%	2,727,045	6.7%
Other industrial and Manufacturing products	5,614,673	6.7%	4,409,656	6.2%	3,857,788	6.2%	3,993,961	7.6%	3,124,519	7.6%
Government	2,204,247	2.6%	1,929,053	2.7%	1,554,722	2.5%	1,223,563	2.3%	1,310,226	3.2%
Construction	11,474,943	13.7%	10,366,851	14.6%	8,461,594	13.5%	6,199,270	11.8%	4,092,951	10.0%
Trade and tourism	12,168,263	14.5%	10,316,629	14.6%	9,904,717	15.8%	8,439,099	16.1%	5,614,774	13.7%
Transportation and Communications	5,775,728	6.9%	5,342,742	7.5%	4,415,162	7.1%	3,432,027	6.5%	2,803,387	6.9%
Public services	3,647,991	4.3%	2,222,410	3.1%	2,387,679	3.8%	2,028,122	3.9%	2,220,108	5.4%
Consumer services	21,497,059	25.6%	19,092,585	27.0%	17,136,487	27.4%	13,613,317	25.9%	9,353,171	22.8%
Commercial services	9,513,391	11.3%	7,872,880	11.1%	5,479,418	8.8%	5,749,396	10.9%	3,100,778	7.6%
Total domestic loans (COP)	83,970,894	100%	70,822,747	100%	62,583,208	100%	52,539,428	100%	40,942,831	100%
Foreign
Agricultural	845,083	3.6%	428,258	2.3%	166,159	2.2%	272,334	3.0%	327,430	4.3%
Mining products and oil	235,950	1.0%	373,487	2.0%	192,566	2.6%	265,689	3.0%	133,052	1.7%
Food, beverage and Tobacco	1,569,045	6.7%	122,903	0.6%	387,775	5.3%	150,692	1.7%	138,252	1.8%
Chemical production	9,966	0.0%	13,393	0.1%	9,915	0.1%	24,197	0.3%	12,850	0.2%
Other industrial and Manufacturing products	1,322,354	5.6%	1,979,668	10.6%	895,532	12.1%	2,147,936	24.3%	1,836,483	24.0%
Government	307,954	1.3%	356,536	1.9%	4,362	0.1%	92	0.0%	4	0.0%
Construction	3,789,528	16.1%	2,826,996	15.2%	1,037,806	14.0%	1,281,568	14.5%	1,231,658	16.1%
Trade and tourism	3,392,041	14.4%	2,522,710	13.5%	803,196	10.9%	595,938	6.7%	594,213	7.8%
Transportation and Communications	63,655	0.3%	532,086	2.9%	198,131	2.7%	136,281	1.5%	149,698	2.0%
Public services	2,588	0.0%	5,178,659	27.8%	306,685	4.1%	402,896	4.6%	514,250	6.7%
Consumer services	11,397,483	48.3%	3,435,926	18.4%	1,905,249	25.7%	1,839,468	20.8%	1,946,188	25.4%
Commercial services	647,006	2.7%	866,173	4.7%	1,498,095	20.2%	1,731,909	19.6%	774,181	10.0%
Total foreign loans (COP)	23,582,653	100%	18,636,795	100%	7,405,471	100%	8,849,000	100%	7,658,259	100%
Total Foreign and Domestic Loans (COP)	107,553,547	100%	89,459,542	100%	69,988,679	100%	61,388,428	100%	48,601,090	100%

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

Small Business Loans: These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements: (i) the maximum amount to be lent is equal to 25 SMMLV and at any time the balance of any single borrower may not exceed such amount (as stipulated in article 39 of Law 590 of 2000) and (ii) the main source of payment for the corresponding obligation shall be the revenues obtained from activities of the borrower’s small business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV, as applicable, at the time the loan is approved.

Commercial Loans and Financial Leases: These are granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The following table shows the Bank’s loan portfolio categorized in accordance with the regulations of the SFC in effect for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2014	2013	2012	2011	2010
	(COP million)
Commercial Loans	64,479,202	52,363,519	42,465,660	38,212,997	30,992,403
Consumer Loans	18,654,801	16,601,890	12,580,661	10,846,046	8,177,175
Small Business Loans	648,528	516,767	334,591	316,906	255,082
Financial Leases	11,252,032	9,681,436	8,649,943	7,171,811	5,833,549
Mortgage	12,518,984	10,295,930	5,957,824	4,840,668	3,342,881
Total Loans and Financial Leases	107,553,547	89,459,542	69,988,679	61,388,428	48,601,090
Allowance for Loans and Financial Lease Losses	4,750,173	4,065,530	3,249,639	2,812,582	2,509,213
Total Loans and Financial Leases, Net (COP)	102,803,374	85,394,012	66,739,040	58,575,846	46,091,877

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

For further details about these risk categories see “Note 2. Summary of significant accounting policies – (i) Loans and Financial Leases – Evaluation by credit risk categories” to the Financial Statements.

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(COP million, except percentages)
“A” Normal	98,588,245	91.7%	82,576,481	92.3%	65,453,223	93.5%	57,095,160	93.0%	44,914,187	92.4%
“B” Subnormal	4,692,274	4.4%	3,205,115	3.6%	1,766,262	2.5%	1,946,067	3.2%	1,588,798	3.3%
“C” Deficient	1,821,084	1.7%	1,590,505	1.8%	1,179,600	1.7%	913,893	1.4%	606,901	1.2%
“D” Doubtful Recover	1,354,293	1.2%	1,213,257	1.3%	948,051	1.4%	848,682	1.4%	1,014,289	2.1%
“E” Unrecoverable	1,097,651	1.0%	874,184	1.0%	641,543	0.9%	584,626	1.0%	476,915	1.0%
Total loans and financial leases	107,553,547	100%	89,459,542	100%	69,988,679	100%	61,388,428	100%	48,601,090	100%
Loans classified as “C”, “D” and “E” as a percentage of total loans	4.0%		4.1%		4.0%		3.8%		4.3%

Suspension of Accruals

SFC regulations require that interest, UVR, lease payments and other items of income cease to be accrued in the statement of operations and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

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

The following table sets forth the breakdown of the performing and non-performing past-due loans by type of loan in accordance with the criteria of the SFC at the end of each period:

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(COP million, except percentages)
Performing past-due loans:(1)
Consumer loans(2)	310,094	29.0%	264,759	27.3%	194,062	32.1%	107,790	26.3%	117,787	25.2%
Commercial loans(3)	320,049	29.8%	324,657	33.6%	194,001	32.1%	152,297	37.1%	197,895	42.4%
Mortgage loans(4)	348,866	32.5%	299,805	31.0%	146,648	24.3%	110,474	26.9%	107,639	23.0%
Financial leases(5)	93,380	8.7%	77,973	8.1%	69,664	11.5%	39,591	9.7%	43,819	9.4%
Total perf. PDLs	1,072,389	100.0%	967,194	100.0%	604,375	100.0%	410,152	100%	467,140	100%

Non-performing PDLs:
Consumer loans(6)	588,295	29.3%	520,815	32.0%	410,112	33.4%	245,077	26.4%	180,668	19.5%
Small business loans(7)	55,145	2.8%	51,102	3.1%	31,188	2.5%	27,319	2.9%	22,193	2.4%
Commercial loans(8)	818,506	40.9%	593,166	36.4%	435,582	35.5%	365,910	39.3%	450,161	48.5%
Mortgage loans(9)	396,047	19.8%	340,309	20.9%	262,250	21.4%	206,730	22.3%	195,631	21.1%
Financial leases(10)	144,354	7.2%	124,635	7.6%	89,195	7.2%	85,504	9.1%	80,106	8.5%
Total non-perf. PDLs	2,002,347	100.0%	1,630,027	100.0%	1,228,327	100.0%	930,540	100%	928,759	100%

Total PDLs	3,074,736		2,597,221		1,832,702		1,340,692		1,395,899

Total non-perf. PDLs	2,002,347		1,630,027		1,228,327		930,540		928,759
Foreclosed assets	372,770		373,876		270,935		231,066		257,603
Other accounts receivable (overdue > 180 days)	88,123		110,364		40,517		20,645		19,190
Total non performing assets	2,463,240		2,114,267		1,539,779		1,182,251		1,205,552

Allowance for loan and finance leases losses	(4,750,173)		(4,065,530)		(3,249,639)		(2,812,582)		(2,509,213)
Allowance for estimated losses on foreclosed assets	(283,279)		(270,311)		(186,117)		(177,872)		(187,326)
Allowance for accounts receivable and accrued interest losses	(172,707)		(159,836)		(139,994)		(105,521)		(111,848)

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(COP million, except percentages)
PDLs/ Total loans		2.9%		2.9%		2.6%		2.2%		2.9%
Allowance for loan losses/ PDLs		154.5%		156.5%		177.3%		209.8%		179.8%
Allowance for loan losses/ Loans classified as “C”, “D” and “E”		111.2%		110.5%		117.3%		119.8%		119.6%
Perf. Loans/Total loans		98.1%		98.2%		98.2%		98.5%		98.1%

(1)	Performing past-due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated.
(2)	Past-due from 31 to 60 days.
(3)	Past-due from 31 to 90 days.
(4)	Past-due from 31 to 60 days.
(5)	The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.
(6)	Past-due more than 60 days.
(7)	Past-due more than 30 days.
(8)	Past-due more than 90 days.
(9)	Past-due more than 60 days.
(10)	The Consumer financial leases are more than 60 days past-due and the commercial financial leases are more than 90 days past-due.

The following table sets forth the breakdown of the non-performing past-due loans by type of loan classified as domestic or foreign in accordance with the criteria of the SFC at the end of each period:

	As of December 31,
	(COP million)
	2014		2013		2012		2011		2010
Non-performing past-due loans:
Consumer loans(1)
Domestic	COP	424,352	COP	401,714	COP	367,392	COP	199,276	COP	124,149
Foreign		163,943		119,101		42,720		45,801		56,519
Total Consumer Loans		588,295		520,815		410,112		245,077		180,668
Small Business loans (2)
Domestic		44,474		38,381		27,306		22,866		20,602
Foreign		10,671		12,721		3,882		4,453		1,591
Total Small Business Loans		55,145		51,102		31,188		27,319		22,193
Commercial loans(3)
Domestic		680,295		508,987		412,231		312,950		378,380
Foreign		138,211		84,179		23,351		52,960		71,781
Total Commercial Loans		818,506		593,166		435,582		365,910		450,161
Mortgage loans(4)
Domestic		300,910		263,645		226,350		164,808		151,975
Foreign		95,137		76,664		35,900		41,922		43,656
Total Mortgage Loans		396,047		340,309		262,250		206,730		195,631
Financial leases(5)
Domestic		134,725		113,222		87,396		85,504		80,106
Foreign		9,629		11,413		1,799		-		-
Total Financial leases		144,354		124,635		89,195		85,504		80,106
Total non-perf. PDLs (domestic)		1,584,756		1,325,949		1,120,675		785,404		755,212
Total non-perf. PDLs (foreign) (6)		417,591		304,078		107,652		145,136		173,547
Total non-perf. PDLs	COP	2,002,347	COP	1,630,027	COP	1,228,327	COP	930,540	COP	928,759

(1)	Past-due more than 60 days.
(2)	Past-due more than 30 days.
(3)	Past-due more than 90 days.
(4)	Past-due more than 60 days.
(5)	Past-due financial leases includes consumer financial leases that are more than 60 days past due and commercial financial leases that are more than 90 days past-due.
(6)	As of December 31, 2013, includes COP 205,920 million from Banistmo S.A.

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	464	0.0%	10,917	0.6%	943	0.1%	1,140	0.1%	1,685	0.2%
Loans funded by development banks	4,087	0.2%	5,419	0.3%	2,657	0.2%	20,270	1.8%	22,497	1.9%
Working capital loans	288,921	12.6%	192,933	10.1%	204,864	12.2%	110,121	9.6%	189,833	16.4%
Credit cards	903	0.0%	626	0.0%	624	0.0%	417	0.0%	351	0.0%
Overdrafts	3,249	0.1%	431	0.0%	1,222	0.1%	1,125	0.1%	1,975	0.2%
Total corporate	297,624	12.9%	210,326	11.1%	210,310	12.6%	133,073	11.6%	216,341	18.7%

Retail
Credit cards	273,768	12.0%	236,101	12.5%	272,057	16.1%	151,078	13.2%	137,649	11.9%
Personal loans	221,257	9.7%	204,576	10.9%	179,170	10.7%	95,678	8.3%	62,392	5.4%
Vehicle loans	133,295	5.8%	129,303	7.0%	97,767	5.8%	72,954	6.4%	68,194	5.9%
Overdrafts	23,970	1.0%	22,532	1.2%	21,654	1.3%	15,285	1.3%	15,368	1.3%
Loans funded by development banks	35,875	1.6%	41,093	2.2%	26,154	1.6%	33,666	2.9%	31,752	2.7%
Trade financing	1,193	0.1%	1,378	0.1%	3,791	0.2%	732	0.1%	947	0.1%
Working capital loans	639,967	28.0%	476,352	25.3%	358,950	21.3%	263,968	23.0%	272,522	23.5%
Total retail	1,329,325	58.2%	1,111,335	59.1%	959,543	57.0%	633,361	55.2%	588,824	50.8%
Financial Leases	223,584	9.8%	183,512	9.6%	156,705	9.3%	125,094	10.8%	123,925	10.7%
Mortgage	436,414	19.1%	380,640	20.2%	356,466	21.1%	256,624	22.4%	230,018	19.8%
Total domestic past-due loans	2,286,947	100%	1,885,813	100%	1,683,024	100%	1,148,152	100%	1,159,108	100%

Foreign
Corporate
Trade financing	95,646	12.2%	138,112	19.4%	4,201	2.8%	9,004	4.7%	9,535	4.0%
Loans funded by development banks	-	0.0%	910	0.1%	-	0.0%	147	0.1%	376	0.2%
Working capital loans	73,978	9.4%	62,681	8.7%	29,388	19.7%	56,627	29.3%	76,559	32.3%
Credit cards	170	0.0%	84	0.0%	124	0.1%	264	0.1%	434	0.2%
Overdrafts	36	0.0%	148	0.0%	172	0.1%	349	0.2%	775	0.3%
Total corporate	169,830	21.6%	201,935	28.2%	33,885	22.7%	66,391	34.4%	87,679	37.0%

Retail
Credit cards	37,417	4.8%	23,834	3.4%	6,628	4.4%	5,925	3.1%	7,615	3.2%
Personal loans	220,890	28.0%	175,053	24.6%	49,692	33.3%	54,410	28.2%	65,749	27.8%
Vehicle loans	22,312	2.8%	15,857	2.2%	29	0.0%	138	0.1%	203	0.1%
Overdrafts	1,772	0.2%	2,899	0.4%	354	0.2%	96	0.1%	134	0.1%
Loans funded by development banks	1,249	0.2%	539	0.1%	621	0.4%	440	0.2%	569	0.2%
Trade financing	7,144	0.9%	8,102	1.1%	216	0.1%	387	0.2%	199	0.1%
Working capital loans	4,096	0.5%	4,619	0.7%	3,667	2.5%	4,173	2.2%	1,391	0.6%
Total retail	294,880	37.4%	230,903	32.5%	61,207	40.9%	65,569	34.1%	75,860	32.1%
Financial Leases	14,174	1.8%	19,096	2.7%	2,154	1.4%	-	0.0%	-	0.0%
Mortgage	308,905	39.2%	259,474	36.6%	52,432	35.0%	60,580	31.5%	73,252	30.9%
Total foreign past-due loans (COP)	787,789	100%	711,408	100%	149,678	100%	192,540	100%	236,791	100%
Total Foreign and Domestic past-due loans (COP)	3,074,736	100%	2,597,221	100%	1,832,702	100%	1,340,692	100%	1,395,899	100%

The following table presents information with respect to the Bank’s loan portfolio at least 31 days past-due based on the nature of the collateral for the loan:

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(COP million, except percentages)
Secured
Current	46,390,982	43.1%	38,715,313	43.3%	28,630,768	40.8%	25,932,056	42.2%	20,970,409	43.2%
Past-due Commercial loans	530,404	0.5%	495,371	0.6%	363,054	0.5%	277,746	0.5%	327,323	0.7%
Past-due Consumer loans	173,156	0.2%	167,978	0.2%	124,323	0.2%	78,924	0.1%	73,476	0.2%
Past-due Small business loans	39,236	0.0%	35,123	0.1%	23,116	0.1%	17,423	0.0%	11,415	0.1%
Past-due Mortgage loans	744,913	0.7%	640,114	0.6%	408,898	0.6%	317,204	0.5%	303,270	0.6%
Past-due Financial leases	237,734	0.2%	202,608	0.2%	158,859	0.2%	125,095	0.2%	123,925	0.3%
Total (COP)	48,116,425	44.7%	40,256,507	45.0%	29,709,018	42.4%	26,748,448	43.5%	21,809,818	45.1%

Unsecured(1)
Current	58,087,829	54.0%	48,147,008	53.8%	39,525,209	56.5%	34,115,680	55.6%	26,234,778	54.0%
Past-due Commercial loans	608,151	0.6%	422,452	0.5%	266,529	0.4%	240,461	0.4%	320,738	0.7%
Past-due Consumer loans	725,233	0.7%	617,596	0.7%	479,851	0.7%	273,943	0.5%	224,978	0.5%
Past-due Small business loans	15,909	0.0%	15,979	0.0%	8,072	0.0%	9,896	0.0%	10,778	0.0%
Total (COP)	59,437,122	55.3%	49,203,035	55.0%	40,279,661	57.6%	34,639,980	56.5%	26,791,272	55.2%

Total current loans and financial leases COP	104,478,811	97.1%	86,862,321	97.1%	68,155,977	97.3%	60,047,736	97.8%	47,205,191	97.1%
Past-due Commercial loans	1,138,555	1.1%	917,823	1.1%	629,583	0.9%	518,207	0.9%	648,061	1.4%
Past-due Consumer loans	898,389	0.8%	785,574	0.9%	604,174	0.9%	352,867	0.6%	298,454	0.6%
Past-due Small business loans	55,145	0.1%	51,102	0.1%	31,188	0.1%	27,319	0.0%	22,189	0.1%
Past-due Mortgage loans	744,913	0.7%	640,114	0.6%	408,898	0.6%	317,204	0.5%	303,270	0.6%
Past-due Financial leases	237,734	0.2%	202,608	0.2%	158,859	0.2%	125,095	0.2%	123,925	0.3%
Total past-due loans and financial leases (COP)	3,074,736	2.9%	2,597,221	2.9%	1,832,702	2.7%	1,340,692	2.2%	1,395,899	2.9%
Total gross loans and financial leases	107,553,547	100%	89,459,542	100%	69,988,679	100%	61,388,428	100%	48,601,090	100%
Allowance for loan and financial lease losses	(4,750,173)	(4.4)%	(4,065,530)	(4.5)%	(3,249,639)	(4.6)%	(2,812,582)	(4.6)%	(2,509,213)	(5.2)%
Total loans and financial leases, net (COP)	102,803,374	95.6%	85,394,012	95.5%	66,739,040	95.4%	58,575,846	95.4%	46,091,877	94.8%

(1)   Includes loans with personal guarantees.

Non-performing loans, accruing loans which are contractually past-due 90 days and performing troubled debt restructuring loans

Non-performing loans and accruing loans which are contractually past-due 90 days

As of December 31, 2014, 2013, 2012, 2011, and 2010, Bancolombia did not have any performing loans which were past-due for 90 days or more.

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

	As of December 31,
	2014
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
	(COP million)
Foreign loans	COP	417,591	COP	37,536	COP	23,288
Domestic loans		1,584,756		616,492		454,974
Non –perfoming loans	COP	2,002,347	COP	654,028	COP	478,262

	As of December 31,
	2013
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
	(COP million)
Foreign loans	COP	304,078	COP	11,206	COP	1,636
Domestic loans		1,325,949		533,027		327,591
Non –perfoming loans	COP	1,630,027	COP	544,233	COP	329,227

Performing Troubled Debt Restructuring Loans

The following table presents a summary of the Bank’s troubled debt restructuring loans accounted for on a performing basis in accordance with the criteria of the SFC in effect at the end of each period, classified into foreign and domestic loans:

	As of December 31,
	2014	2013	2012	2011	2010
	(COP million)
Foreign loans	356,417	224,134	224,385	270,803	266,173
Domestic loans	519,118	375,769	208,405	441,055	1,088,117
Total Performing Troubled Debt Restructuring loans (COP)	875,535	599,903	432,790	711,858	1,354,290

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

	As of December 31,
	2014
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
	(COP million)
Foreign loans		356,417		33,497		33,497
Domestic loans		519,118		68,857		68,857
Total Performing Troubled Debt Restructuring loans	COP	875,535	COP	102,354	COP	102,354

	As of December 31,
	2013
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)
Foreign loans		224,134		19,741		19,741
Domestic loans		375,769		45,802		45,802
Total Performing Troubled Debt Restructuring loans	COP	599,903	COP	65,543	COP	65,543

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

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Almost 64% of the Bank’s loan portfolio has a maturity of five years or less.

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

The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans, and the valuation frequency varies depending on the type of collateral. In any event, the collateral cannot be used to mitigate risk if its valuation is not updated on a periodic basis. For retail and mortgage loans that are between five and 60 days past-due, responsibility for collecting payments is outsourced to an external collection company; for commercial loans this procedure is always carried out by internal employees. When a loan becomes 60 days past-due, management of the loan will be transferred to an independent and specialized division within the Bank where various steps will be taken to recover the loan.

In October 2011, the SFC issued the External Circular 043 of 2011 with the purpose of setting forth the necessary instructions to be followed by financial institutions in determining the fair value of collateral securing loans, as well as the frequency of valuations of collateral. In accordance with these new regulations, all collateral must be valued at least every three years, except those which support mortgage and automobile loans, which must be valued annually. When the current valuation is overdue, the fair value is not considered as a mitigating factor in the measurement of certain required allowances for loan losses.

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

ALLOWANCE FOR LOANS AND LOSSES

The Bank records an allowance for loans and financial leases losses in accordance with the regulations established by the SFC. For further details regarding the regulation and methodologies for the calculation of such allowances please see Item 5, “Operating and Financial Review and Prospects - “Allowance for credit losses” and Note 2.i. to the Financial Statements.

The following table sets forth the changes in the allowance for loan and financial lease losses:

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(COP million)
Balance at beginning of period	4,065,530	3,249,639	2,812,582	2,509,213	2,431,667
Domestic	3,415,728	2,975,616	2,455,141	2,160,119	2,115,161
Foreign	649,802	274,023	357,441	349,094	316,506
Allowance for loan losses for Banistmo and its subsidiaries at October 31, 2013(1)	-	327,877	-	-	-
Foreign	-	327,877	-	-	-
Deconsolidation of Asesuisa S.A. and Asesuisa Vida S.A.(2)	-	-	(688)	-	-
Foreign	-	-	(688)	-	-
Provisions for loan losses, net(3)	1,536,390	1,326,520	1,152,198	824,622	757,195
Domestic	1,432,118	1,228,690	1,144,162	741,483	609,585
Foreign	104,272	97,830	8,036	83,139	147,610
Charge-offs	(1,044,152)	(877,318)	(678,506)	(531,682)	(658,151)
Domestic	(853,569)	(788,578)	(623,687)	(446,461)	(564,627)
Foreign	(190,583)	(88,740)	(54,819)	(85,221)	(93,524)
Effect of difference in exchange rate	192,405	38,812	(35,947)	10,429	(21,498)
Foreign	192,405	38,812	(35,947)	10,429	(21,498)
Balance at end of year(4)	4,750,173	4,065,530	3,249,639	2,812,582	2,509,213
Domestic	3,994,277	3,415,728	2,975,616	2,455,141	2,160,119
Foreign	755,896	649,802	274,023	357,441	349,094

(1)	See Note 1 “Organization and Background” to the Financial Statements.
(2)	On February 5, 2011, Banagrícola and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia, and Seguros Suramericana S.A., a Panamanian company affiliated to Grupo de Inversiones Suramericana signed an agreement pursuant to which Banagrícola and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana S.A. 97.03% of their shares of the capital stock of Asesuisa, an insurance company in the Republic of El Salvador. The transactions closed on September 27, 2012, after all the required authorizations were obtained from the authorities of Colombia and El Salvador. The total amount received by Banagrícola and Inversiones Financieras Banco Agrícola S.A. was USD 97,999.
(3)	The provision for past due accrued interest receivable, net, which is not included in this item, amounted to COP 21,661 million, COP 23,889 million, COP 26,018 million, COP 13,719 million, and COP 11,422 million for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, respectively.
(4)	The allowance for past due accrued interest receivable, which is not included in this item, amounted to COP 66,929 million, COP 63,745 million, COP 54,026 million, COP 43,644 million, and COP 38,952 million, for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, respectively.

Recoveries of charged-off loans are recorded in the consolidated statement of operations and are not included in provisions for loan losses. (See “Recovery of charged-off loans” in the Consolidated Statement of Operations).

The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the SFC:

	As of December 31,
	2014	2013	2012	2011	2010
	(COP million)
Commercial loans	2,349,572	2,027,000	1,661,705	1,472,657	1,465,318
Consumer loans	1,459,949	1,262,981	988,391	804,321	559,789
Microcredit loans	49,260	44,436	28,191	24,528	21,719
Financial leases	449,681	365,403	310,443	283,665	269,634
Mortgage	351,422	287,775	198,780	176,501	157,459
General	90,289	77,935	62,129	50,910	35,294
Total allowance for loan losses (COP)(1)	4,750,173	4,065,530	3,249,639	2,812,582	2,509,213

(1)	For mortgage and small business loans, the Bank sets up a general allowance, which corresponds to one percent (1%) of the outstanding principal. By virtue of applying the standardized models supplied by the SFC for commercial and consumer loans, general allowances are no longer assigned to commercial and consumer loans.

The following table sets forth the allocation of the Bank’s allowance for domestic and foreign loans and financial leases losses by type of loan:

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	44,057	1.1%	41,952	1.2%	31,939	1.1%	42,797	1.7%	36,857	1.7%
Loans funded by development banks	12,825	0.3%	79,979	2.3%	17,659	0.6%	36,944	1.5%	39,189	1.8%
Working capital loans	1,100,028	27.5%	891,666	26.1%	893,522	30.0%	728,313	29.7%	687,038	31.8%
Credit cards	1,634	0.0%	1,293	0.0%	1,166	0.0%	1,122	0.1%	898	0.0%
Overdrafts	3,938	0.1%	5,858	0.2%	4,525	0.2%	2,091	0.1%	2,892	0.1%
Total corporate	1,162,482	29.0%	1,020,748	29.8%	948,811	31.9%	811,267	33.1%	766,874	35.4%
Retail
Credit cards	543,588	13.6%	471,243	13.8%	426,535	14.3%	385,481	15.7%	285,248	13.2%
Personal loans	409,047	10.2%	383,829	11.2%	327,009	11.0%	199,464	8.1%	124,912	5.8%
Vehicle loans	167,673	4.2%	150,739	4.4%	122,604	4.1%	106,379	4.3%	95,308	4.4%
Overdrafts	22,415	0.6%	20,295	0.6%	18,304	0.6%	13,824	0.6%	13,341	0.6%
Loans funded by development banks	43,571	1.1%	56,131	1.6%	38,843	1.3%	46,021	1.9%	45,927	2.1%
Trade financing	9,968	0.2%	3,444	0.1%	5,230	0.2%	2,026	0.1%	1,333	0.1%
Working capital loans	899,404	22.5%	691,673	20.3%	535,946	18.0%	413,364	16.8%	393,285	18.2%
Total retail	2,095,666	52.4%	1,777,354	52.0%	1,474,471	49.5%	1,166,559	47.5%	959,354	44.4%
Financial Leases	430,567	10.8%	349,778	10.3%	320,855	10.8%	287,615	11.7%	273,556	12.7%
Mortgage	227,774	5.8%	198,884	5.9%	177,308	6.0%	147,087	6.0%	133,101	6.2%
General allowance	77,788	2.0%	68,964	2.0%	54,171	1.8%	42,613	1.7%	27,234	1.3%
Total domestic allowance for loan losses (COP)	3,994,277	100%	3,415,728	100%	2,975,616	100%	2,455,141	100%	2,160,119	100%

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(COP million, except percentages)
Foreign
Corporate
Trade financing	71,098	9.4%	106,924	16.5%	5,664	2.1%	14,078	3.9%	26,344	7.6%
Loans funded by development banks	213	0.0%	304	0.1%	340	0.1%	222	0.1%	554	0.2%
Working capital loans	165,473	21.9%	154,882	23.8%	114,041	41.6%	142,416	39.8%	174,348	49.9%
Credit cards	318	0.0%	205	0.0%	245	0.1%	406	0.1%	344	0.1%
Overdrafts	95	0.0%	298	0.1%	302	0.1%	457	0.1%	513	0.2%
Total Corporate	237,197	31.3%	262,613	40.5%	120,592	44.0%	157,579	44.0%	202,103	58.0%
Retail
Credit cards	58,091	7.7%	35,358	5.4%	12,484	4.6%	13,550	3.8%	10,991	3.2%
Personal loans	274,539	36.3%	207,321	31.9%	101,010	36.8%	137,574	38.5%	97,239	27.9%
Vehicle loans	14,377	1.9%	18,353	2.8%	76	0.0%	167	0.1%	220	0.1%
Overdrafts	10,682	1.4%	4,082	0.6%	1,066	0.4%	2,795	0.8%	2,403	0.7%
Loans funded by development banks	2,092	0.3%	1,586	0.2%	1,098	0.4%	1,681	0.5%	708	0.2%
Trade financing	3,400	0.5%	4,198	0.7%	152	0.1%	414	0.1%	303	0.1%
Working capital loans	3,181	0.4%	2,685	0.4%	2,170	0.8%	2,427	0.7%	1,025	0.3%
Total retail	366,362	48.5%	273,583	42.0%	118,056	43.1%	158,608	44.5%	112,889	32.5%
Financial Leases	16,188	2.1%	15,746	2.4%	5,947	2.2%	3,576	1.0%	1,685	0.5%
Mortgage	123,648	16.4%	88,889	13.7%	21,470	7.8%	29,381	8.2%	24,357	7.0%
General allowance	12,501	1.7%	8,971	1.4%	7,958	2.9%	8,297	2.3%	8,060	2.0%
Total foreign allowances for loan losses (COP)	755,896	100%	649,802	100%	274,023	100%	357,441	100%	349,094	100%
Total Foreign and Domestic allowance for loan losses (COP)	4,750,173	100%	4,065,530	100%	3,249,639	100%	2,812,582	100%	2,509,213	100%

As of December 31, 2014, allowances for loans and financial lease losses amounted to COP 4,750 billion (4.4% of total loans), up 16.8% as compared to COP 4,066 billion (4.5% of loans) at the end of 2013, and up 46.2% as compared to COP 3,250 billion (4.6% of loans) at the end of 2012.

Coverage, measured by the ratio of allowances for loan losses to past-due loans (overdue 30 or more days), was 154% at the end of 2014, down from 157% at the end of 2013 and 177% at the end of 2012. The decrease in the coverage ratio is explained by the rate of formation of PDLs during the year, which was faster than the pace of increase in allowances in the balance sheet. For further information regarding asset quality and provision charges see Item 5. “Operating and Financial Review and Prospects”.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs of domestic and foreign loans by type of loan as of December 31, 2014, 2013, 2012, 2011 and 2010:

	Year ended December 31,
	2014	2013	2012	2011	2010
	(COP million)
Domestic
Trade financing	12,250	612	452	706	2,165
Loans funded by development banks	9,453	8,112	15,133	11,000	22,368
Working capital loans	224,725	178,651	131,165	172,572	202,241
Credit cards	296,621	309,992	293,507	131,553	172,804
Personal loans	192,489	179,189	98,253	44,561	69,808
Automobile loans	77,927	76,232	35,846	25,227	55,711
Overdrafts	10,206	9,619	7,224	8,345	15,052
Mortgage and other	345	5,064	11,693	30,833	679
Financial leases	29,553	21,107	30,414	21,664	23,799
Total domestic charge-offs (COP)	853,569	788,578	623,687	446,461	564,627

	Year ended December 31,
	2014		2013	2012	2011	2010
	(COP million)
Foreign
Trade financing	72		1,289	249	44	3,999
Loans funded by development banks	-		32	46	28	6
Working capital loans	19,806		27,838	11,554	37,312	31,207
Credit cards	40,462	(1)	10,971	6,268	6,672	10,969
Personal loans	113,596	(1)	44,927	31,445	38,305	45,898
Automobile loans	5,186	(1)	712	10	75	167
Overdrafts	3,736		1,650	3,720	1,110	947
Mortgage and other	7,725		1,321	1,527	1,675	331
Financial leases	-		-	-	-	-
Total foreign charge-offs (COP)	190,583		88,740	54,819	85,221	93,524
Total Foreign and Domestic charge-offs (COP)	1,044,152		877,318	678,506	531,682	658,151

(1)	The increase in the level of charges-offs loans in this line is explained by Banistmo, as effect of the acquisition that took place in October 2013.

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 was as follows:

	Year ended December 31,
	2014	2013	2012	2011	2010
Ratio of charge-offs to average outstanding loans	1.10%	1.13%	1.07%	0.99%	1.49%

The Bank charges off loans that are classified as “unrecoverable” once they become overdue as follows: (i) after 180 days for consumer and small business loans; (ii) after 360 days for commercial loans; and (iii) after 54 months for mortgage loans.

All charge-offs must be approved by the board of directors. Even if a loan is charged off, management remains responsible for decisions in respect of the loan, and neither the Bank nor its Subsidiaries in Colombia are released from their obligations to pursue recovery as appropriate.

The recovery of charged-off loans is accounted for as income in the consolidated statement of operations on a cash receipts basis.

POTENTIAL PROBLEM LOANS

In order to carefully monitor the credit risk associated with clients, the Bank has established a committee that meets monthly to identify current situations or anticipate future situations that might generate a possible deterioration in the client’s ability to pay. In general, the clients are placed on this watch list when they could face difficulties in the future in the repayment of their obligations with the Bank but who have had a good record of payment behavior. The reasons for placing a client on the watch list could be related to internal factors such as economic activity, financial weakness or any other external or internal events that could affect the client’s business.

As of December 31 2014, 3,485 loans amounting to COP 3.1 billion were performing and were on the watch list.

The increase from COP 2.6 billion at December 31, 2013, was driven by some loans to customers with an exposure of approximately COP 400 million that were catalogued as high risk – level 3 at December 31, 2013 and subsequently included on the watch list during 2014.

Watch List 2014				Watch List 2013
Level	Amount (COP million)%		Allowance (COP million)	Level	Amount (COP million)%		Allowance (COP million)
Level 1 - Low Risk	1,645,555	53%	35,715	Level 1 - Low Risk	1,689,887	64%	65,117
Level 2 - Medium Risk	500,842	16%	71,040	Level 2 - Medium Risk	445,788	17%	73,876
Level 3 - High Risk	949,458	31%	286,537	Level 3 - High Risk	500,115	19%	235,550
Total	3,095,855		393,292	Total	2,635,790		374,543

CROSS-BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2014, 2013 and 2012, total cross-border outstanding loans and investments amounted to approximately USD 11,777 million, USD 11,891 million and USD 5,298 million, respectively. As of December 31, 2014, total outstanding loans to borrowers in foreign countries amounted to USD 10,823 million, and total investments were USD 954 million. As of December 31, 2014, total cross-border outstanding loans and investments represented 18.94% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets as of December 31, 2014, 2013 and 2012.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments as of December 31, 2014, 2013 and 2012:

	As of December 31,
	2014		2013		2012
	(thousands of U.S. dollars)
Governments and official institutions
Panama	USD	447,254	USD	590,867	USD	6,086
Mexico		187,858		162,462		-
El Salvador		107,939		525,102		586,588
United States		84,900		33,639		29,965
Guatemala		40,000		-		-
Costa Rica		32,587		41,970		19,632
Brazil		23,947		23,736		42,189
Chile		3,861		3,587		43,114
Peru		-		-		3,674
Banks and other financial institutions
Panama	USD	59,246	USD	200,844	USD	277,648
El Salvador		30,975		6,093		2,798
Brazil		27,537		27,814		80,904
Venezuela		27,204		37,857		33,615
Costa Rica		26,600		20,341		25,530
Peru		20,192		6,322		17,762
Chile		15,485		12,871		23,264
Mexico		3,036		3,032		6,625
Guatemala		2,051		2,740		-
Puerto Rico		-		302		302
Spain		-		-		142,800
Commercial and industrial Loans
Panama	USD	2,921,161	USD	2,547,712	USD	63,125
El Salvador		1,161,737		2,136,535		860,363
Peru		458,314		387,733		197,042
Guatemala		333,698		479,108		72,043
United States		264,577		293,595		28,250
Costa Rica		122,577		200,339		416,248
British Virgin Island		77,229		102,348		37,000
Uruguay		69,424		79,850		-
Marshall Islands		45,454		54,545		-
Luxembourg		40,652		-		-
Chile		30,288		14,283		16,905
Guyana		22,300		2,500		3,700
Nicaragua		13,773		10,110		5,761
Brazil		12,904		9,580		14,495
New Zealand		11,998		12,000		-
Mexico		10,311		22,160		35,649
Honduras		9,684		12,701		14,470
Barbados		4,878		5,804		-
Dominican Republic		4,126		4,280		4,938
Ecuador		4,000		2,004		2,901
Belize		1,767		-		-
Spain		-		143,445		484
Canada		-		33,413		29,535
England		-		4,894		-
Saint Vincent and the Grenadines		-		-		2,760
Russia		-		-		2,432
Others		1,955		1,036		1,360

	As of December 31,
	2014		2013		2012
	(thousands of U.S. dollars)
Other Loans
Panama	USD	2,912,664	USD	2,622,762	USD	14,262
El Salvador		1,635,406		667,210		1,808,547
United States		150,296		25,547		17,542
Costa Rica		94,950		76,472		74,673
Guatemala		85,207		33,454		6,229
Peru		47,702		42,372		13,494
Spain		19,044		8,042		152,992
Nicaragua		18,637		104,969		-
Mexico		10,830		1,048		1,579
Brazil		8,424		8,306		26,783
England		7,139		6,363		6,266
Chile		5,489		7,036		14,569
Luxembourg		3,865		-		-
Canada		3,645		1,096		1,076
Venezuela		1,931		-		645
Australia		1,607		-		-
France		1,248		-		-
Dominican Republic		1,037		4,045		-
British Virgin Island		-		17,958		-
Bahamas		-		2,663		4,448
Honduras		-		-		1,095
Others		4,285		2,151		1,619
Total Cross-Border Outstanding Loans and Investment	USD	11,776,885	USD	11,891,048	USD	5,297,776

E.5. DEPOSITS

The following table presents information regarding the composition of the Bank’s deposits for 2014, 2013 and 2012:

	As of December 31,
	2014		2013		2012
	(COP million)
Non-interest bearing deposits:
Checking accounts	COP	14,594,736	COP	13,617,057	COP	8,820,458
Other deposits		1,390,158		1,063,430		978,416
Total		15,984,894		14,680,487		9,798,874

Interest bearing deposits:
Checking accounts		3,548,221		3,167,876		2,478,443
Time deposits		36,628,915		34,058,452		24,767,489
Savings deposits		39,175,192		34,649,764		27,113,914
Total		79,352,328		71,876,092		54,359,846
Total deposits	COP	95,337,222	COP	86,556,579	COP	64,158,720

The following table shows the time deposits held by the Bank as of December 31, 2014 and 2013, respectively, classified by amount and maturity:

	At December 31, 2014
	Domestic Operations	Foreign Operations	Total
	(COP million)
Time deposits higher than USD 100,000(1)
Up to 3 months	5,412,106	5,717,013	11,129,119
From 3 to 6 months	2,235,250	1,862,923	4,098,173
From 6 to 12 months	2,637,415	3,074,057	5,711,472
More than 12 months	5,779,550	3,167,408	8,946,958
Time deposits less than USD 100,000(1)	4,762,969	1,980,224	6,743,193
Total	20,827,290	15,801,625	36,628,915

	At December 31, 2013
	Domestic Operations	Foreign Operations	Total
	(COP million)
Time deposits higher than USD 100,000(2)
Up to 3 months	6,553,140	3,364,803	9,917,943
From 3 to 6 months	2,695,991	1,695,879	4,391,870
From 6 to 12 months	1,858,652	2,238,283	4,096,935
More than 12 months	6,728,343	2,817,005	9,545,348
Time deposits less than USD 100,000(2)	4,440,859	1,665,497	6,106,356
Total	22,276,985	11,781,467	34,058,452

(1)	Approximately COP 239 million at the Representative Market Rate as of December 31, 2014.
(2)	Approximately COP 193 million at the Representative Market Rate as of December 31, 2013.

As of December 31, 2014, the time deposits greater than USD 100,000 collected by foreign subsidiaries amounted to COP 13,821,401 million.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6. RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

	Year Ended December 31,
	2014	2013	2012
	(in percentages)
Net income as a percentage of:
Average total assets	1.40	1.37	1.92
Average stockholders’ equity	12.50	12.76	15.97
Dividends declared per share as a percentage of consolidated net income per share(1)	41.61	43.62	37.46
Average stockholders’ equity as a percentage of average total assets	11.24	10.72	12.02
Return on interest-earning assets(2)	8.67	8.89	10.44

(1)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preferred shares outstanding during the year.
(2)	Defined as total interest earned divided by average interest-earning assets.

E.7. SHORT TERM BORROWINGS

The following table sets forth certain information regarding the short-term borrowings by the Bank as of the dates indicated:

	As of December 31,
	2014			2013			2012
	Amount		Rate(3)	Amount		Rate(3)	Amount		Rate(3)
	(COP million, except percentages)
End of period	7,589,557		2.35%	6,168,522		2.02%	1,803,665		2.78%
Weighted average during period	6,091,925		2.93%	4,108,709		3.03%	2,488,285		2.02%
Maximum amount of borrowing at any month-end	7,589,557	(1)		6,168,522	(1)		3,693,395	(2)
Interest paid during the year	178,624			124,352			50,209

(1)	December
(2)	January
(3)	Corresponds to the ratio of interest paid to short-term borrowings.

ITEM 4 A.    UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, there are no unresolved written comments from SEC staff regarding the Bank’s periodic reports required to be filed under the Exchange Act of 1934.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   A.               OPERATING RESULTS

The following discussion should be read in conjunction with Bancolombia’s audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012.

The Consolidated Financial Statements are prepared following the accounting practices and the special regulations of the SFC, or, in the absence of such regulations, Colombian banking GAAP. Together, these requirements differ in certain significant respects from U.S. GAAP. Note 31 to the Consolidated Financial Statements provides a description of the significant differences between Colombian banking GAAP and U.S. GAAP as they relate to the Consolidated Financial Statements and provides a reconciliation of net income and stockholders’ equity for the years and dates indicated herein.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s operations are affected by external factors such as economic activity in Colombia, interest rates, inflation and exchange rates. The following discussion summarizes the trends of such variables.

Economic activity

Although Colombia’s GDP growth was 4.6% in 2014, lower than the 4.9% reached in 2013, this figure nonetheless indicates a sound economic pace of growth in the Colombian economy, while household consumption and investment remain solid and are driving the economic expansion.

Key GDP components performed as follows in 2014 compared to 2013: investment grew 11.7%, consumption increased 4.7% and exports decreased 1.7%.

In 2014, gross capital formation represented 29.5% of GDP, household consumption represented 64.7%, government consumption 17.4%, exports 16.2% and imports 29.0%.

The activities that led growth during the year were construction (9.9% increase) and non-financial services (5.5% increase).

Interest Rates

In April 2014 and in each of the subsequent four meetings in May, June, July and August the Central Bank increased its benchmark rate 25 basis points to 4.5% in order to keep inflation under control. The rate remained at 4.5% for the rest of the year.

The Central Bank expects to maintain inflation rates over time within the long-term targeted range (between 2% and 4%) while permitting the economy to grow close to GDP estimates. In order to do so, the Central Bank may change the interest rate to promote economic activity, credit expansion and consumption.

Inflation

Year-end inflation rate for 2014 was 3.66%, higher than the 1.94% recorded for 2013.

The components that led inflation in 2014 were food (4.7% increase), education (4.1% increase) and housing (3.7% increase).

The 12-month core inflation rate for 2014 came at 3.26%, which was within the Central Bank’s targeted inflation range of 2% to 4%. The price increase in regulated goods and services, such as utilities, urban transportation and gasoline was 4.84%.

Exchange rate

The Colombian Peso depreciated 24.2% versus the U.S. dollar during 2014, compared to a depreciation of 9% during 2013.

Foreign Direct Investment flows out Colombia and oil prices have been one of the main drivers of the deppreciation of the Colombian peso against the U.S. dollar during the last twelve months. In 2014, FDI totaled USD 16,054 million, of which 40% was related to oil, gas and mining.

The weakening of the Colombian Peso mainly benefited Colombian companies that focus on exporting and that gained competitiveness given that a large portion of their expenses was denominated in Colombian Pesos.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – mid-term	Unfavorable factors for the Colombian economy – mid-term

Benefits derived from past monetary policies aimed at achieving sustainable growth.	Underdeveloped infrastructure that translates into a constraint for growth.

Positive inflationary outlook.	Oil and gas dependent export activity.

Investment grade rating given to Colombia by Standard and Poor’s, Moody’s and Fitch.	Despite successful efforts to diversify export markets, there is still concentration in specific export destinations, particularly the United States.

The approval by Congress of the Fiscal Rule, which will further contribute to the country’s fiscal sustainability.	Exchange rate uncertainties that could expose the economy to highly volatile markets or build inflation pressures.

Stronger local capital markets, with little exposure to “toxic assets” and with low currency mismatches.	Risk of new fiscal measures.

A well-capitalized banking system.	Possible escalation in activities of guerilla and drug cartels that may hurt investor confidence.

Well-developed supervision and regulation of the financial system.	Higher tax burden on entrerpises and indivuals

Adequate international reserves to short term debt.

Limited exposure of corporations to speculation through derivatives.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2014 VERSUS 2013

Summary

During 2014, Bancolombia strengthened its competitive position and full-service financial model, and benefited from the diversity of its leading franchises. For the year 2014, net income totaled COP 1,879 billion (COP 1,995 per share – USD 3.34 per ADR), which represents an increase of 24% as compared to COP 1,515 billion of net income for the fiscal year 2013, and an increase of 10% as compared to COP 1,702 billion of net income for the fiscal year 2012.

Bancolombia’s return on average stockholders’ equity for 2014 was 12.50%, down from 12.76% in 2013 and 15.97% in 2012.

The net interest margin increased in 2014 and reached 5.66% for the year, up from 5.48% in 2013 and down from 6.49% in 2012.

Provision charges, net of recoveries, totaled COP 1,405 billion for 2014, up 14.18% from COP 1,231 billion in 2013 and 26.5% from COP 1,111 billion in 2012. The higher amount of provisions was the result of loan deterioration and counter cyclical provisions. The majority of the new past due loans are related to commercial and consumer segments and are responsible for most of the provision charges for the year.

Loans and financial leases grew 20% during the year. This performance was driven primarily by credit and mortgage demand from individuals and corporate loans.

Reserves for loan losses and accrued interest represented 4.4% of total loans and 154% of past-due loans at the end of 2014 compared with 4.5% of total loans and 157% of past-due loans at December 31, 2013. Capital adequacy was 13.3% (Tier 1 ratio of 7.71%), higher than the 10.6% (Tier 1 ratio of 5.81%) reported at the end of 2013.

Deposits increased 10% during 2014, while the ratio of net loans to deposits (including borrowings from development banks) was 103% at the end of the year, up from 94% at December 31, 2013.

Net Interest Income

For 2014, net interest income totaled COP 6,105 billion, up 22% as compared to COP 5,009 billion in 2013 and 28% as compared to COP 4,767 billion in 2012. This performance is explained by the combined effect of the growth in the loan portfolio during the year and an increase in interest margins. During 2014, the Central Bank increased its reference rate from 3.25% to 4.50% in response to higher inflation, decreasing the money supply and reducing the availability of credit in the economy. Although interest rates on the Banks’ borrowings augmented during 2014, the Bank was able to keep the funding costs low, in a manner that expanded the spreads, in spite of the addition of US dollar denominated loans from the Banistmo operation, whose assets present lower yields as compared to the Bank’s assets prior to the acquisition. Net interest margin was 5.66% for the year, up from 5.48% in 2013. Net interest income represented 64% of net revenues in 2014, compared to 65% for 2013 and 64% for 2012.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 9,346 billion in 2014, up 15% as compared to COP 8,131 billion in 2013 and up 22% as compared to COP 7,662 billion in 2012.

Interest on loans and financial leases reflected a decrease in the loan portfolio in 2014. The weighted average nominal interest rate on loans and financial leases ended at 9.4% in 2014 down from 10% in 2013 and down from 11% in 2012. As a result, interest on loans and financial leases totaled COP 8,785 billion (94% of interest income) and increased by 15% as compared to COP 7,614 billion (94% of interest income) in 2013 and 28% as compared to COP 6,878 billion (90% of interest income) in 2012.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 505 billion in 2014, up 3% as compared to 2013 and down 33% as compared to 2012.

The decline from 2012 to 2013 is primarily explained by [mark to market losses] in May and June 2013, in the wake of the announcement by the U.S. Federal Reserve regarding the tapering of its program of quantitative easing. Regarding interest expenses, interest incurred on liabilities totaled COP 3,241 billion in 2014, up 4% as compared to COP 3,122 billion in 2013, and up 12% as compared to COP 2,895 billion in 2012. The increase in interest expenses is explained by the increase in volumes of deposits and bonds. Overall, the average interest rate paid on interest-bearing liabilities decreased to 3.3% in 2014 from 3.7% in 2013 and from 4.4% in 2012.

Net Fees and Income from Financial Services

For the year 2014, net fees and income from services totaled COP 2,237 billion, up 17% as compared to COP 1,916 billion in 2013 and 24% as compared to COP 1,807 billion in 2012. This increase was driven primarily by the performance of commission from banking services, credit and debit cards fees, collections and payments fees and trust activities.

The following table lists the main revenue-producing fees for the years 2014, 2013 and 2012 along with the corresponding year-to-year variations:

	Year			Growth	Growth
	2014	2013	2012	2014/2013	2013/2012
	(COP million)
Main fees and commissions
Commissions from banking services	713,453	536,983	449,452	32.86%	19.48%
Electronic services and ATM fees	103,387	80,773	73,887	28.00%	9.32%
Branch network services	149,568	135,474	126,356	10.40%	7.22%
Collections and payments fees	341,509	283,760	256,503	20.35%	10.63%
Credit card merchant fees	15,128	8,295	9,684	82.37%	(14.34)%
Credit and debit card annual fees	800,066	690,065	654,900	15.94%	5.37%
Checking fees	66,890	70,261	72,636	(4.80)%	(3.27)%
Trust activities	208,156	207,994	208,583	0.08%	(0.28)%
Brokerage fees	57,158	62,615	63,631	(8.72)%	(1.60)%
Check remittance	44,898	25,082	22,120	79.00%	13.39%
International operations	86,563	62,921	71,932	37.57%	(12.53)%
Fees and other service expenses	(349,881)	(247,867)	(202,644)	19.52%	22.32%
Total fees and income from services, net	2,236,895	1,916,356	1,807,040	16.73%	6.05%

Other Operating Income

For 2014, total other operating income was COP 1,152 billion, 37% higher than the COP 840 billion reported in 2013, and 38% higher than the COP 833 billion obtained in 2012.

Foreign exchange net gains had a significant impact in the other operating income line of COP 393 billion in 2014, 314% higher than the COP 95 billion reported in 2013, and 278% higher than the COP 104 billion obtained in 2012. The Bank recorded losses on forward contracts in foreign currency of COP 103 billion in 2014, compared to gains of COP 27 billion in 2013 and COP 59 billion in 2012. The depreciation of the Colombian Peso against the US Dollar during 2014 cause the foreign exchange gains and gains on forward contracts in foreign currency to have significant variations.

Revenue from communication, postage, rent and others increased 26% to COP 587 billion in 2014, from COP 466 billion in 2013 and 68% from COP 350 billion in 2012. This line includes the rents received from operating leasing contracts. The increase is explained by higher volumens of operating leases.

The Bank recorded insurance income in 2014 generated by the Banistmo’s insurance operations acquired in 2013, these activities contributed COP 23 billion in income during the year. In 2013, insurance income accounted for COP 10 billion.

Operating expenses, including goodwill amortization

For 2014, operating expenses totaled COP 5,562 billion, up 20% as compared to COP 4,639 billion in 2013 and 34% up as compared to COP 4,162 billion in 2012.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and indemnities totaled COP 1,938 billion in 2014, up 17% as compared to 2013. This performance was primarily driven by the combined effect of a slight increase in headcount and wage increments during 2014. Salaries rose 3.74% in 2014, 180 basis points above 2013 inflation rate, which was 1.94%.

Administrative and other expenses totaled COP 2,514 billion in 2014, up 8% as compared to 2013 and 23% as compared to 2012, driven by increased taxes other than income tax and expenses incurred in connection with software development and IT upgrades. Expenditures associated with IT upgrades increased at a smaller rate in 2014, however.

Depreciation expenses totaled COP 537 billion in 2014, increasing by 25% as compared to COP 429 billion in 2013 and 68% as compared to COP 320 billion in 2012. This increase was driven by the growth in the operating lease business of Bancolombia.

Goodwill amortization for the year ended December 31, 2014 amounted to COP 398 billion, up 404% from COP 79 billion in 2013 and up 771% from COP 46 billion in 2012. As of December 31, 2014, outstanding goodwill totaled COP 3,971 billion, which represents an 11% increase from COP 3,589 billion at the end of 2013. Goodwill relates primarily to the acquisition of Banistmo in 2013 and Banagrícola in May 2007. Both transactions originated goodwills denominated U.S. dollars and are being amortized over 10 years and 20 years, respectively. The depreciation of the peso against the U.S. dollar results in higher recorded goodwill in pesos and consequently higher amorization charges.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	Year ended December 31,
	2014	2013	2012
	(COP million)
Operating expenses
Salaries and employee benefits	1,646,478	1,467,780	1,394,027
Bonus plan payments	241,831	154,550	204,201
Indemnities benefits	49,466	33,965	39,452
Administrative and other expenses	2,514,411	2,327,908	2,040,223
Insurance on deposits, net	160,629	135,816	105,675
Donation expenses	14,711	11,525	13,512
Depreciation	537,129	428,856	319,602
Goodwill amortization	397,798	78,880	45,690
Total operating expenses	5,562,453	4,639,280	4,162,382

Provision Charges and Credit Quality

For the year 2014, provision charges (net of recoveries) totaled COP 1,405 billion (or 1.5% of average loans), which represents an increase of 14% as compared to COP 1,231 billion in 2013 (or 1.6% of average loans) and an increase of 26% as compared to COP 1,111 billion in 2012 (or 1.7% of average loans). The higher level of provisions was driven by the formation of past due loans and the growth of the loan portfolio.

Net loan charge-offs totaled COP 1,044 billion in 2014, up 19% from COP 877 billion in 2013 and 54% from COP 679 billion in 2012. Past-due loans amounted to COP 3,075 billion in 2014, up 18% as compared to COP 2,597 billion in 2013, and 68% higher than COP 1,832 billion in 2012.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 2.86% as of the end of 2014, down from 2.90% at the end of 2013 and up from 2.62% at the end of 2012.

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

Commercial and consumer loans are provisioned following standard models developed by the SFC. According to the models the allowance for loan losses is calculated as follows:

Expected Loss = [Probability of default] x [Exposure at default] x [Loss given default]

The probability of default is calculated and provided by the SFC based on historical data. Exposure at default is defined as the current balance of the principal, interest, interest receivable accounts and other receivables regarding consumer and commercial loan obligations at the moment of default. The Loss Given Default (“LGD”) is defined as the expected loss occurred after default and is calculated and provided by the SFC. The LGD varies according to the type of collateral and would increase progressively depending on the number of days the loan has been in default. Bancolombia applies stricter parameters than those required by the Colombian regulator in the estimation of the LGD of its loan portfolio by reducing the number of the past-due days that are used in such calculation and adjusting some percentages. Therefore, allowances produce higher provision charges that reflect a higher coverage ratio for loan losses. In June 2012, due to the significant increase in the consumer loan portfolio of the Colombian financial institutions, the SFC issued the External Circular 026 of 2012, with the purpose of setting forth the requirements to be followed by financial institutions, in order to establish a new additional allowance for covering the consumer loan’s individual inherent risk. In addition to the allowances calculated by the reference models, the Bank also sets up incremental allowances for certain clients who are considered to present an increased inherent risk due to determined risk factors such as macroeconomic or industry deterioration trends or any other factors that could indicate early impairment. For futher details see Note 2 to the Financial Statements, “Summary of significant accounting policies”.

For mortgage and small business loans, the Bank must maintain at all times individual allowances equal to or greater than the minimum percentages provided by the SFC. The minimum percentages vary depending on the risk category assigned to every loan within the mortgage and small business loans categories (the higher the risk, the higher the allowance percentage),as well as the presence of collateral. The Bank also has adopted, for its Colombian business, more rigorous policies in the calculation of allowances for mortgage and small business loans than those required by the SFC. Under such policies, the Bank has established higher allowance percentages for loans classified in the C, D and E risk categories.

For mortgage and small business loans, the Bank also sets up a general allowance which corresponds to 1% of the outstanding principal. Because the Bank applies standardized models supplied by the SFC to compute the allowance for commercial and consumer loans, the Bank is no longer required to establish general allowances for commercial and consumer loans.

The allowance for loans, financial leases and accrued interest losses amounted to COP 4,750 billion or 4.4% of total loans at the end of 2014, an increase of 16.8% from COP 4,066 billion, or 4.5% of total loans, as of December 31, 2013. Coverage for loan losses, measured by the ratio of allowances to PDLs (overdue 30 days), declined to 154% at the end of 2014, down from 157% at the end of 2013. The decrease in this coverage ratio is explained by the formation of PDLs during the year, which was faster than the pace of increase in allowances in the balance sheet. However, management believes, this coverage continues to reflect the Bank’s prudent approach toward credit risk management, which is stricter than that required by the SFC. As of December 31, 2014, allowances in the amount of COP 813 billion were recorded in excess of the minimum allowances required by the SFC as compared with COP 674 billion as of December 31, 2013.

The Bank’s management considers that the Bank’s allowances for loans and financial leases losses adequately reflect the credit risk associated with its loans portfolio given the current economic environment and the available information upon which the credit assessments are made. Nonetheless, the methodology used in the allowance and provision charges determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and, accordingly, no assurance can be given that current allowances and provision charges will be sufficient to cover actual losses.

For further details regarding the regulation and methodologies for the calculation of allowances following the accounting practices and the special regulations of the SFC, please see “Note 2.i. to the Financial Statements included in this Annual Report. “Loans and Financial Leases”.

For a description of the loan portfolio, the summary of loan experience, potential problem loans and charge-offs see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio” and “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of loan loss experience”.

Loan loss allowances calculated following practices and special regulations of the SFC differ in certain significant respects from those determined in accordance with U.S. GAAP. Note 31- e) to the Consolidated Financial Statements, “Allowance for loan losses, financial leases, foreclosed assets and other receivables” provides a description of the significant differences between Colombian banking GAAP and U.S. GAAP in this respect and a reconciliation of allowances following U.S. GAAP.

Non-Operating (Expenses) Income

Net non-operating expense, which includes gains/losses from the sale of foreclosed assets, premises and equipment and other assets and income from minority interest, totaled expenses of COP (59) billion in 2014, compared with income of COP 37 billion in 2013. The previous periods line corresponds to the correction of non-material mistakes for the periods 2012 and 2013, for a total amount of COP 89,075 million, resulting from the double recording of certain securities provided as guarantee by the Bank´s proprietary trading desk. This operational risk was caused error resulted by a design flaw, which has been remediated in a software created for the purpose of managing the Bank´s securities portfolio.

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2014		2013		2012
	(COP million)
Non-operating (expenses) income, net:
Other income(1)	COP	220,188	COP	233,721	COP	148,751
Minority interest		128		(17,364)		(5,723)
Other expenses(2)		(190,009)		(179,294)		(107,813)
Previous periods(3)		(89,075)		-		-
Total non-operating (expenses) income , net	COP	(58,768)	COP	37,063	COP	35,215

(1)	Includes gains on sale of foreclosed assets, premises and equipment, reimbursement of the provisions.
(2)	Include fraud-related losses, losses from the sale of foreclosed assets, premises and equipment and payments for fines, sanctions, lawsuits and indemnities.
(3)	Correction of non-material mistakes for the periods 2012 and 2013, for a total amount of COP 89,075 million, resulting from the double recording of certain securities provided as guarantee by the Bank´s proprietary trading desk. This operational risk was caused by a design flaw in a software created for the purpose of managing the Bank´s securities portfolio. The flaw was duly corrected by the Bank.

Income Tax Expenses

Income tax expense for the fiscal year 2014 totaled COP 589 billion, up 41% from COP 417 billion in 2013 and 26% from COP 467 billion in 2012.

The income tax increase was mainly explained by the higher income tax rate for CREE. Also, the effect of the difference in foreign exchange derivatives implies the recognition of future taxes and finally, the difference between the book value and market value of debt securities implies a future tax.

Since January 1, 2012, subsidiaries in the fiscal jurisdiction of El Salvador pay a 30% income tax, with the exception of entities with taxable income of less that USD 150 thousand per year, which pay 25%. Dividends received by those entities are subject to a 5% tax rate.

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

Banistmo and it subsidiaries incorporated in Panama pay an income tax on the profits obtained in the country equivalent to 25% from 2014 onwards. According to existing fiscal regulation, profits from foreign operations, interest paid on term deposits by local banks, debt securities issued by the Panamanian Government and from securities listed in the Securities Exchange Superintendency (Superintendencia del Mercado de Valores) are exempt from income taxes.

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

Loans and financial leases grew 28% during the year. This performance was driven primarily by credit and mortgage demand from individual corporations and the incorporation of Banistmo, which contributed with 15.8% to the overall growth in loans.

Reserves for loan losses and accrued interest represented 4.5% of total loans and 157% of past-due loans at the end of 2013 compared with 4.7% of total loans and 177% of past-due loans at December 31, 2012. Capital adequacy was 10.6% (Tier 1 ratio of 5.8%), lower than the 15.8% (Tier 1 ratio of 10.4%) reported at the end of 2012.

Deposits increased 35% during 2013, driven by greater liquidity in the Colombian economy and as a result of the acquisition of Banistmo, wich explained 16.6% of growth in deposits. The ratio of net loans to deposits (including borrowings from development banks) was 94% at the end of the year, down from 99% at December 31, 2012.

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

Additionally, Banistmo and its subsidiaries have more than 450 thousand clients, 2,500 employees, 62 branches and 274 ATMs.

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

Banistmo and it subsidiaries incorporated in Panama pay an income tax on the profits obtained in the country equivalent to 27.5% for 2013 and 25% from 2014 onwards. According to existing fiscal regulation, profits from foreign operations, interest paid on term deposits by local banks, debt securities issued by the Panamenian Government and from securities listed in the Securities Exchange Superintendency (Superintendencia del Mercado de Valores) are exempt from income taxes.

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

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Change 2013-2012
	(COP in million)
Net Interest income	4,880,934	4,274,577	4,010,434	14.19%	6.59%
Net provisions	(1,243,036)	(1,074,009)	(1,057,745)	15.74%	1.54%
Net commissions	1,660,897	1,517,679	1,445,429	9.44%	5.00%
Other net revenues	356,055	553,367	490,755	(35.66)%	12.76%
Total operating income	5,654,850	5,271,614	4,888,873	7.27%	7.83%
Operating expenses	3,932,526	3,531,379	3,296,266	11.36%	7.13%
Non-operating income (expense)	(37,727)	(8,913)	18,153	323.28%	(149.10)%
Income before income taxes	1,684,597	1,731,322	1,610,760	(2.70)%	7.48%
Income tax expense	(333,521)	(248,182)	(318,158)	34.39%	(21.99)%
Segment net income	1,351,076	1,483,140	1,292,602	(8.90)%	14.74%
Segment assets	90,553,871	83,818,769	71,566,337	8.04%	17.12%

Analysis of 2014 versus 2013.

In 2014, net income for Banking Colombia declined by 8.9% to COP 1,351 billion.

Net interest income increased 14.2% to COP 4,881 billion, explained by the growth in the loan portfolio and the expansion of the net interest margin. Consumer loans grew 7.4%, mortgages 26.7% and corporate loans grew 20.9%. Demand in consumer loans was mainly driven by car loans, personal loans and payroll loans and commercial loans were mainly driven by large corporations.

Net provision charges increased by 15.7% to COP 1,243 billion. This increase resulted from growth of the loan portfolio, in particular loan growth in the consumer segment, as well as some deterioration in credit quality. The credit quality of the loan portfolio in the Banking Colombia segment was healthy and the formation of new past due loans was lower than in previous year.

Net commissions increased by 9.4% to COP 1,661 billion mainly due to greater fees from banking services, which include distribution of insurance premiums, debit and credit cards and electronic and ATM-based transaction fees. In 2014, Banking Colombia experienced a greater number of transacions, which contributed to a higher fee revenue. Prices for these services increased in line with inflation.

Other net revenues decreased 35.7% during 2014 because of the reduction of dividends received by Bancolombia from other subsidiaries during 2013. These transaction is eliminated in the consolidation process.

Operating expenses increased by 11.4% to COP 3,933 billion, due to increases in administrative expenses and labor costs and increased deposit insurance premiums paid in conection to the growth of deposits.

Non-operating expenses increased 323.3% due to the correction of prior-periods errors.

Assets attributable to Banking Colombia grew by 8% during the year, mainly driven by the growth in loans.

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

Operating expenses increased by 7% to COP 3,531 billion, due to increases in administrative expenses and labor costs and increased deposit insurance premiums paid in conection to the growth of deposits. During 2013, Banking Colombia was focused in growing labor cost in line with inflation, keeping the headcount stable.

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

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Change 2013-2012
	(COP in million)
Net Interest income	408,713	363,079	333,789	12.57%	8.78%
Net provisions	(41,970)	(41,611)	16,775	0.86%	(348.05)%
Net commissions	131,263	132,464	129,226	(0.91)%	2.51%
Other net revenues	28,313	4,959	(2,788)	470.94%	277.87%
Total operating income	526,319	458,891	477,002	14.69%	(3.80)%
Operating expenses	268,762	234,463	217,291	14.63%	7.90%
Non-operating income (expense)	(515)	6,051	4,290	(108.51)%	41.05%
Income before income taxes	257,042	230,479	264,001	11.53%	(12.70)%
Income tax expense	(72,064)	(70,325)	(66,473)	2.47%	5.79%
Segment net income	184,978	160,154	197,528	15.50%	(18.92)%
Segment assets	9,511,944	7,596,257	6,699,690	25.22%	13.38%

Analysis of 2014 versus 2013.

In 2014, net income for Banking El Salvador increased by 15.5% to COP 185 billion.

Net interest income increased by 12.6% to COP 408.7 billion, due to a growth in the loan portfolio. Net interest margins remained stable during the year as the loan portfolio mix did not change and funding costs remained flat.

Net provisions were COP 41.9 billion, compared with COP 41.6 billion for 2013, due to lower non performing loans as a percentage of gross loans. In banking operations in El Salvador, we maintained strict discipline in credit standards in order to prevent any significant deterioration of the loan book due to weak economic performance. Allowances for bad loan losses as a percentage of past-due loans at the end of 2014 were 223% and past-due loans as a percentage of gross loans were 1.5% for Banking El Salvador.

Operating expenses grew by 14.6% to COP 268.8 billion, mainly due to increased in personnel expenses, which grew because of inflation and headcount. Also, the appreciation of the US dollar versus the Colombian Peso during 2014 contributed to the increase.

Assets attributable to Banking El Salvador increased by 25% during the year, mainly driven by the appreciation of the US dollar versus the Colombian Peso and the growth of the loan portfolio of Banco Agrícola. The loan portfolio denominated in USD grew 4% during 2014. Consumer and Mortgage loans lead the growth in 2014 and at the end of the period, accounted for 56% of the loan portfolio. Corporate loans represented 44% of the portfolio.

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

Assets attributable to Banking El Salvador increased by 13% during the year, mainly driven by the growth of the loan portfolio of Banco Agrícola. Consumer and small and medium enterprises loans lead the growth in 2013 and at the end onf the period, accounted by about 57% of the loan portfolio Corporate loans represented 43% of the portfolio.

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Leasing Bancolombia, Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C., Leasing Perú S.A., Transportempo S.A.S., Capital Investment Safi S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú and Patrimonio Autónomo Cartera LBC.

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Chenge 2013-2012
	(COP in million)
Net Interest income	679,278	591,086	533,725	14.92%	10.75%
Net provisions	(112,048)	(97,035)	(91,389)	15.47%	6.18%
Net commissions	61,616	51,626	36,528	19.35%	41.33%
Other net revenues	97,492	114,702	111,121	(15.00)%	3.22%
Total operating income	726,338	660,379	589,985	9.99%	11.93%
Operating expenses	364,329	332,714	314,999	9.50%	5.62%
Non-operating income (expense)	(74,059)	(76,424)	(52,761)	(3.09)%	44.85%
Income before income taxes	287,950	251,241	222,225	14.61%	13.06%
Income tax expense	(51,906)	(23,857)	(3,106)	117.57%	668.09%
Segment net income	236,044	227,384	219,119	3.81%	3.77%
Segment assets	17,028,978	15,358,140	13,179,545	10.88%	16.53%

Analysis of 2014 versus 2013.

In 2014, net income for Leasing increased by 3.8% to COP 236 billion.

Net interest income increased by 14.9% to COP 679 billion, explained mainly by the growth in the balance of financial leases.

Net provision charges increased by 15.5% to COP 112 billion, due to the formation of new past due loans. Allowances for bad loan losses, as a percentage of gross loans, were 199%; and past-due loans as a percentage of gross loans were 1.75% at end of 2014.

Net commissions grew by 19.4% to COP 61.6 billion due to higher fees from arrangements of operational leasing structures and imports.

Operating expenses increased by 9.5% to COP 364.3 billion, due to higher labor costs and administrative expenses.

Assets attributable to Leasing grew by 10.9% to COP 17,029 billion, driven by the increase in financial and operating leases demanded by corporations and small and medium enterprises.

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

	Year ended December 31,
	2014	2013	2012	Chenge 2014-2013	Chenge 2013-2012
	(COP in million)
Net Interest income	904	896	12,635	0.89%	(92.91)%
Net provisions	(642)	(532)	(831)	20.68%	(35.98)%
Net commissions	202,526	198,582	198,987	1.99%	(0.20)%
Other net revenues	(30,820)	(49,477)	(28,287)	(37.71)%	74.91%
Total operating income	171,968	149,469	182,504	15.05%	(18.10)%
Operating expenses	68,090	61,100	63,165	11.44%	(3.27)%
Non-operating income (expense)	(5,211)	698	1,106	(846.56)%	(36.89)%
Income before income taxes	98,667	89,067	120,445	10.78%	(26.05)%
Income tax expense	(37,915)	(29,452)	(38,827)	28.73%	(24.15)%
Segment net income	60,752	59,615	81,618	1.91%	(26.96)%
Segment assets	231,819	56,107	79,579	313.17%	(29.50)%

Analysis of 2014 versus 2013.

In 2014, net income for the Trust segment increased by 1.9% to COP 60.8 billion.

Net interest income increased by 0.9% to COP 0.9 billion. Commissions grew 2% to COP 202.5 billion driven by higher value of assets under management and corporate trust fees.

Assets attributable to the Trust segment increased by 313% during the year to COP 231.8 billion, mainly driven by the increase in cash of Fiduciaria Bancolombia S.A.

Analysis of 2013 versus 2012.

In 2013, net income for the Trust segment decreased by 27% to COP 60 billion.

Net interest income decreased by 93% to COP 0.9 billion, due to the losses on investment securities. Commissions remained stable due to the unchanged value of assets under management.

Assets attributable to the Trust segment decreased by 30% during the year to COP 56 billion, mainly driven by the reduction of the investment securities portfolio of Fiduciaria Bancolombia S.A., which were reallocated to the Banking Colombia segment.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversion. Its customers include private and publicly-held corporations as well as Government institutions.

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Change 2013-2012
	(COP in million)
Net Interest income	297	132	2,391	125.00%	(94.48)%
Net provisions	(263)	454	(137)	(157.93)%	431.39%
Net commissions	22,985	21,860	38,415	5.15%	(43.10)%
Other net revenues	25,933	26,513	25,894	(2.19)%	2.39%
Total operating income	48,952	48,959	66,563	(0.01)%	(26.45)%
Operating expenses	20,718	17,457	19,381	18.68%	(9.93)%
Non-operating income (expense)	828	996	491	(16.87)%	102.85%
Income before income taxes	29,062	32,498	47,673	(10.57)%	(31.83)%
Income tax expense	(4,708)	(1,570)	(8,653)	199.87%	(81.86)%
Segment net income	24,354	30,928	39,020	(21.26)%	(20.74)%
Segment assets	169,732	164,361	165,326	3.27%	(0.58)%

Analysis of 2014 versus 2013.

In 2014, net income for the Investment Banking segment decreased by 21% to COP 24.3 billion.

Net interest income increased by 125% to COP 297 million, due to lower interest expenses. Net commissions, which is the main revenue line, increased by 5% to COP 23 billion, led by highe fees generated by corporate finance advisory services and capital markets related fees.

Other revenues decreased by 2.2% to COP 25.9 billion mainly due to transactions withother segments, which are eliminated in the consolidation process.

Operating expenses grew by 18.7% to COP 20.7 billion, due to higher labor costs.

Assets attributable to Investment Banking increased by 3.3% during the year to COP 169.7 billion, mainly driven by the gains of the investment securities portfolio.

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

Other revenues increased by 2.4% to COP 26 billion mainly due to transaction withother segments, which are eliminated in the consolidation process.

Operating expenses declined by 10% to COP 17 billion, due to lower labor costs.

Assets attributable to Investment Banking decreased by 0.6% during the year to COP 164 billion, mainly driven by the reduction of the investment securities portfolio which were reallocated to the Banking Colombia segment.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia, Valores Bancolombia Panama S.A. and Suvalor Panama Fondo de Inversión S.A. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Change 2013-2012
	(COP in million)
Net Interest income	14,726	14,948	20,284	(1.49)%	(26.31)%
Net provisions	(920)	(1,160)	(68)	(20.69)%	1605.88%
Net commissions	82,022	70,315	70,511	16.65%	(0.28)%
Other net revenues	52,405	67,281	38,421	(22.11)%	75.12%
Total operating income	148,233	151,384	129,148	(2.08)%	17.22%
Operating expenses	107,155	101,748	102,199	5.31%	(0.44)%
Non-operating income (expense)	7,874	(2,428)	4,333	(424.30)%	(156.04)%
Income before income taxes	48,952	47,208	31,282	3.69%	50.91%
Income tax expense	(12,630)	(15,881)	(5,962)	(20.47)%	166.37%
Segment net income	36,322	31,327	25,320	15.94%	23.72%
Segment assets	265,307	294,435	224,811	(9.89)%	30.97%

Analysis of 2014 versus 2013.

In 2014, net income for the Brokerage segment increased by 15.9% to COP 36.3 billion.

Net interest income decreased by 1.5% to COP 14.7 billion, due to a reduction in gains on securities.

Net commissions, which are the most important component of revenues, presented an increase of 16.6% to COP 82 billion, due to higher fees related to distribution and intermediation of securities and asset management.

Other net revenues decreased by 22% to COP 52.4 billion, due mainly to operations with other segments, which are eliminated in the consolidation process.

Operating expenses increased by 5.3% to COP 107.2 billion, due to labor cost increases and higher taxes different than income taxes.

Assets attributable to the Brokerage segment decreased by 9.9% during the year, mainly driven by the reduction of the proprietary securities portfolio.

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

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panamá, Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

The performance of Bancolombia Panama, which has a significant weight in this segment, refers only to the results reported by Bancolombia Panama’s offshore commercial banking activities and does not consolidate the results of Banco Agrícola, which are reflected in the results for the segment Banking El Salvador.

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Change 2013-2012
	(COP in million)
Net Interest income	63,427	32,644	95,963	94.30%	(65.98)%
Net provisions	(26,127)	(25,410)	5,268	2.82%	(582.35)%
Net commissions	19,724	19,837	15,461	(0.57)%	28.30%
Other net revenues	249,683	346,655	109,111	(27.97)%	217.71%
Total operating income	306,707	373,726	225,803	(17.93)%	65.51%
Operating expenses	80,409	77,331	57,500	3.98%	34.49%
Non-operating income (expense)	1,712	3,305	(195)	(48.20)%	1,794.87%
Income before income taxes	228,010	299,700	168,108	(23.92)%	78.28%
Income tax expense	-	-	-	-	-
Segment net income	228,010	299,700	168,108	(23.92)%	78.28%
Segment assets	8,938,392	6,131,448	5,215,286	45.78%	17.57%

Analysis of 2014 versus 2013.

In 2014, net income for the Off Shore segment decreased by 23.9% to COP 228 billion.

Net interest income increased by 94% to COP 63.4 billion, driven by higher revenues from commercial loans. Other net revenues decreased by 28% to COP 249.7 billion, mostly due to a reduction in dividends received from Banagrícola (part of the Banking El Salvador segment). These dividends are eliminated in the consolidation process that generates the Consolidated Financial Statements.

Operating expenses increased by 4% to COP 80.4 billion, due to the growth of labor expenses.

Assets attributable to the Off Shore segment increased by 45.8% during the year, mainly driven by the strengthening of the US dollar versus de Colombian peso and the organic growth of loans.

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

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

Insurance: This segment commenced in November 2013 and provides insurance services to individuals and companies in Panama.

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Change 2013-2012
	(COP in million)
Net Interest income	7,986	819	-	875%	-
Net provisions	(276)	(287)	-	(4)%	-
Net commissions	8,757	1,294	-	577%	-
Other net revenues	13,382	9,548	-	40%	-
Total operating income	29,849	11,374	-	162%	-
Operating expenses	20,733	3,140	-	560%	-
Non-operating income (expense)	(2,004)	(1,194)	-	68%	-
Income before income taxes	7,112	7,040	-	1%	-
Income tax expense	(1,352)	(448)	-	202%	-
Segment net income	5,760	6,592	-	(13)%	-
Segment assets	415,602	261,587	-	59%	-

The Insurance segment started in November 2013; its contribution to the results of year 2013 is for two months only. Therefore, the results of 2014 are not comparable with the results 2013.

On February 23, 2015, Banistmo entered into an agreement with Suramericana S.A., whereby Banistmo agreed to sell, and Suramericana S.A. agreed to buy 100% of the outstanding capital of Seguros Banistmo, an insurance company incorporated under the laws of Panama.

Completion of the sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals of the Insurance and Reinsurance Superintendency of Panama (Superintendencia de Seguros y Reaseguros de Panamá) and the Consumer Protection and Competition Defense Authority of Panama (Autoridad de Protección al Consumidor y Defensa de la Competencia de Panamá (ACODECO)).

The purchase price will be determined at the closing and will be calculated on the basis of Seguros Banistmo’sequity.

As a result of this transaction, the Insurance segment will no longer be reported once the sale is completed.

Banking Panama: This segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment includes all the operations of Banistmo and its subsidiaries (except Insurance operations) as they are managed and monitored by the chief operating decision maker on a consolidated basis.

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Change 2013-2012
	(COP in million)
Net Interest income	486,561	58,954	-	725.32%	-
Net provisions	3,564	(21,719)	-	(116.41)%	-
Net commissions	134,267	20,310	-	561.09%	-
Other net revenues	32,138	21,029	-	52.83%	-
Total operating income	656,530	78,574	-	735.56%	-
Operating expenses	387,031	68,825	-	462.34%	-
Non-operating income (expense)	9,963	(456)	-	(2,284.87)%	-
Income before income taxes	279,462	9,293	-	2,907.23%	-
Income tax expense	(59,972)	(13,628)	-	340.06%	-
Segment net income	219,490	(4,335)	-	(5,163.21)%	-
Segment assets	19,403,209	15,153,154	-	28.05%	-

The Banking Panamá segment started in November 2013; its contribution to the results of year 2013 is for two months only. Therefore, the results of 2014 are not comparable with the results 2013.

Assets attributable to Banking Panamá increased by 28% during the year. This increase is explained by the organic growth of the loan portfolio and the strengthening of the US dollar versus de Colombian peso wich caused that dollar denominated assets represented more pesos when converted

All Other: This segment includes results from the operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., CFNS Infraestructura S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Vivayco S.A.S., Banagrícola, Inversiones Financieras Banco Agrícola S.A., Fondo Inmobiliario Colombia and others.

	Year ended December 31,
	2014	2013	2012	Change 2014-2013	Change 2013-2012
	(COP in million)
Net Interest income	(32,741)	(4,714)	1,353	594.55%	(448.41)%
Net provisions	(1,417)	(33)	15,434	4,193.94%	(100.21)%
Net commissions	(6,896)	(2,895)	(979)	138.20%	195.71%
Other net revenues	264,538	221,041	380,476	19.68%	(41.90)%
Total operating income	223,484	213,399	396,284	4.73%	(46.15)%
Operating expenses	88,160	59,287	40,994	48.70%	44.62%
Non-operating income (expense)	42,331	(5,906)	(2,882)	(816.75)%	104.93%
Income before income taxes	177,655	148,206	352,408	19.87%	(57.94)%
Income tax expense	(15,004)	(13,752)	(25,895)	9.10%	(46.89)%
Segment net income	162,651	134,454	326,513	20.97%	(58.82)%
Segment assets	2,206,008	1,981,982	785,806	11.30%	152.22%

Analysis of 2014 versus 2013.

In 2014, net income for All Other increased by 21% to COP 162.7 billion.

Other net revenue, which is the most significant revenue line, increased by 19.7% to COP 264 billion, driven by the growth in revenues of the real estate investment trust.

Assets attributable to All Other increased by 11.3% during the year driven by the increase in value of inverments.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Market Environment in 2014

The Central Bank started to raise gradually its reference rate, 25 basis points each month from April to August, for a total 125 basis points by year end, when the rate reached 4.50%. The change in the macroeconomic policy was due to higher observed inflation, satisfactory economic growth and lower unemployment rates. Due to the high liquidity of the system, the transmission of the contractionary monetary policy to other reference rates was incomplete. The Bank continued to have a strong liquidity position and internal and regulatory limits were assured.

Liquidity Management

The Asset and Liability Management Committee (“ALCO”), defines the main policies of liquidity and funding of the Bank in accordance with the Bank’s desired balance sheet structure.

The Bank uses a variety of funding sources to generate liquidity taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are designed to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure.

One of the Bank’s main strategies is to maintain a solid liquidity position, thus, the ALCO has established a minimum amount of liquid assets, based on calculations of maximum expected withdrawals of deposits, disbursements, and other obligations in order to guarantee the proper operation of banking activities and protect capital. The ALCO has delegated the short term liquidity assessment task to the Liquidity Committee, which revises strategies and policies regarding liquidity.

Stress tests scenarios are simulated periodically to guarantee the Bank has sufficient time to raise funds under adverse market conditions. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stress market scenarios.

Liquid Assets

During 2014, the Bank maintained a solid liquidity position. As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper daily operation of banking activities but to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last three years:

	As of December 31;
	(in millions of COP)
	2014	2013	2012

Cash	3,907,079	3,292,223	3,103,537

Cash at major Central Bank	3,182,375	4,624,637	2,005,573

Cash financial institutions	3,976,670	3,357,484	1,930,000

Debt securities
Government debt
Trading	6,754,819	6,121,765	5,915,567
Available for sale	1,416,938	1,334,055	677,238
Held to maturity	1,607,650	2,615,339	2,158,107

Financial Institutions
Trading	211,629	306,086	429,244

Total Liquid Assets	21,057,160	21,651,589	16,219,266

The Bank measures liquid assets on a daily basis and compares this result to an objective target of minimum requirements defined by the ALCO. Under this rule, daily liquid assets must be equal to or higher than this target. In the event the limit is not reached, there is a 5-day period to increase liquidity levels.

Cash is important to guarantee branch and ATM operations. The Bank´s expansion across the Colombian territory requires considerable levels of cash; however, cash levels are daily monitored in order to minimize opportunity costs. Additionally, cash is taken into account in the mandatory bank reserve established by the Central Bank.

The levels of cash at major Central Banks have a relationship with mandatory bank reserves associated with the growth of demand and time deposits.

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

The SFC requires financial entities to have liquid assets greater than the contractual liquidity accumulative one-month gap. This contractual gap reflects the maturity of assets and liabilities of the current positions and does not reflect projections of future operations. The loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation. All of Bancolombia’s Colombian banking subsidiaries met this regulatory limit throughout the year.

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

Funding Structure

As of December 31, 2014, the Bank’s liabilities reached COP 131,907 billion, an 11.5% increase as compared to the end of 2013. The funding composition changed, with liabilities denominated in U.S. dollars increasing, and liabilities denominated in pesos decreasing, by almost 10 percentage points. This change was explained by a devaluation of the COP against USD of more than 24%, the issuance of equity denominated in pesos which substituted for liability growth as a funding source and the derivative position that at year end increased the liabilities denominated in USD and decreased liabilities denominated in COP to a negative position. (See Item 18. Financial Statements, see note (8) Customers’ Acceptances and Derivatives.)

	2014		2013		2012
	(COP million)
Total funding
Peso-denominated		73,470,456		77.556.779		70,999,782
Dollar-denominated		58,437,051		40.766.616		15,309,643
Total Liabilities	COP	131,907,507	COP	118,323,395	COP	86,309,425

In 2014, the Bank experienced a growth in deposits which reached COP 95,337 billion at year end, an increase of COP 8,781 billion, and 10% as compared to 2013. COP denominated deposits had a slightly growth near to 1% while USD denominated deposits increased 35% where, as explained above, devaluation contributed to this growth. The ratio of deposits to total assets was 64%, decreasing by 2.06% compared to 2013.

	2014		2013		2012
		(COP million)
Total Deposits	COP	95,337,222	COP	86,556,579	COP	64,158,720

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2014, 2013 and 2012:

	2014	2013	2012
Checking deposits	13.7%	14.2%	13.0%
Time deposits	27.8%	28.6%	28.5%
Saving deposits	29.6%	29.2%	31.4%
Other deposits	1.1%	0.9%	1.2%
Percentage of Total Liabilities	72.2%	72.9%	74.1%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2014 were 72.2%, decreasing from 72.9% of total liabilities at year end 2013.

The ratio of net loans to deposits (including borrowings from development banks and other domestic banks) was 103% at the end of 2014, increasing from 94% as compared to 2013. This change is primarily explained by the equity issuance that replaced deposit growth.

	2014	2013	2012
Net Loans to Deposits	103%	94%	99%

The Bank also used borrowings from domestic development banks which amounted to COP 4,261 billion at the end of 2014 and represented a good quality source of funding provided mainly by governmental entities in order to promote lending activities within specific sectors of the Colombian economy.

In addition to the main sources of funding described above, the Bank uses: (i) its debt securities portfolio as a source of short-term liquidity by engaging in repurchase agreements transactions, overnight-loan funds and the Central Bank’s funds and (ii) the issuance of bonds on a regular basis to reduce the maturity mismatch between assets and liabilities, reducing the liquidity risk.

Long Term Debt

In 2014, the Bank issued subordinated long term notes in the local market in Colombian pesos, in a total amount of COP 988 billion. The Bank also exercised its early redemption option on its senior debt due January 2016 issued in U.S. dollars with an outstanding amount of USD 520 million, at a price of USD 1,048.56 (per USD 1,000); investors were paid a total amount of USD 549 million which included USD 3 million of accrued and unpaid interest.

Leasing Bancolombia, Tuya and Banco Agrícola issued notes, in amounts of COP 400 billion, COP 8.5 billion, and USD 62 million respectively.

As of December 31, 2014, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 13,683 billion.

The following table shows Bancolombia’s consolidated long term debt maturity profile (in millions of COP):

	2015		2016		2017		2018		2019		2020 and thereafter
Long Term Debt	COP	499,872	COP	310,318	COP	805,668	COP	774,953	COP	616,546	COP	10,675,498

The following table sets forth the components of the Bank’s liabilities for the years 2014, 2013 and 2012:

As of December 31,
	2014	% of total funding	2013	% of total funding	2012	% of total funding
	(COP millions, except percentages)
Checking deposits
Peso-denominated	11,787,015	8.9%	11,744,684	9.9%	9,185,435	10.6%
Dollar-denominated	6,355,942	4.8%	5,040,249	4.3%	2,113,466	2.4%
Total	18,142,957	13.7%	16,784,933	14.2%	11,298,901	13.0%
Time deposits
Peso-denominated	20,248,636	15.4%	22,113,215	18.5%	18,550,309	21.3%
Dollar-denominated	16,380,279	12.4%	11,945,237	10.1%	6,217,180	7.2%
Total	36,628,915	27.8%	34,058,452	28.6%	24,767,489	28.5%
Savings deposits
Peso-denominated	30,795,055	23.3%	28,526,416	24.0%	24,251,374	28.1%
Dollar-denominated	8,380,137	6.3%	6,123,348	5.2%	2,862,540	3.3%
Total	39,175,192	29.6%	34,649,764	29.2%	27,113,914	31.4%
Other deposits
Peso-denominated	882,444	0.7%	716,938	0.6%	577,613	0.7%
Dollar-denominated	507,714	0.4%	346,492	0.3%	400,803	0.5%
Total	1,390,158	1.1%	1,063,430	0.9%	978,416	1.2%
Interbank Borrowings
Peso-denominated	-	0.0%	-	0.0%	-	0.0%
Dollar-denominated	9,584,922	7.3%	7,876,792	6.7%	1,803,665	2.1%
Total	9,584,922	7.3%	7,876,792	6.7%	1,803,665	2.1%
Repurchase agreement and Interbank funds
Peso-denominated	1,777,275	1.3%	881,295	0.7%	44,935	0.1%
Dollar-denominated	337,829	0.3%	243,507	0.2%	-	0.0%
Total	2,115,104	1.6%	1,124,802	0.9%	44,935	0.1%
Domestic development banks Borrowings and other(1)
Peso-denominated	4,157,478	3.2%	4,595,230	3.9%	3,410,476	4.0%
Dollar-denominated	104,143	0.1%	36,070	0.0%	57,367	0.1%
Total	4,261,621	3.3%	4,631,300	3.9%	3,467,843	4.1%

As of December 31,
	2014		% of total funding	2013		% of total funding	2012		% of total funding
	(COP millions, except percentages)
Bank acceptances outstanding and derivatives
Peso-denominated		(5,640,394)	(4.3%)		305,048	0.3%		6,350,706	7.4%
Dollar-denominated		6,960,877	5.3%		159,466	0.1%		(5,725,074)	(6.6%)
Total		1,320,483	1.0%		464,514	0.4%		625,632	0.8%
Long term debt
Peso-denominated		5,393,677	4.1%		4,677,309	4.0%		4,981,776	5.8%
Dollar-denominated		8,289,178	6.3%		7,650,966	6.5%		7,077,443	8.2%
Total		13,682,855	10.4%		12,328,275	10.5%		12,059,219	14.0%
Other liabilities
Peso-denominated		4,069,269	3.1%		3,996,643	3.4%		3,647,157	4.2%
Dollar-denominated		1,536,031	1.1%		1,344,490	1.1%		502,254	0.6%
Total		5,605,300	4.2%		5,341,133	4.5%		4,149,411	4.8%
Total funding
Peso-denominated		73,470,456	55.7%		77,556,779	65.5%		70,999,782	82.2%
Dollar-denominated		58,437,051	44.3%		40,766,616	34.5%		15,309,643	17.8%
Total Liabilities	COP	131,907,507	100%	COP	118,323,395	100%	COP	86,309,425	100%

(1)	Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

Cash flows for the Bank include net cash provided by (used in) operating activities, net cash provided by (used in) investing activities and net cash provided by (used in) financing activities. The following table shows those flows for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
	(COP million)

Operating activities	COP	(5,753,188)	COP	5,266,085	COP	1,800,704
Investing activities		57,243		(3,674,064)		(594,310)
Financing activities		1,606,641		5,301,691		(497,002)
Net increase/decrease in cash and cash equivalents	COP	(4,089,304)	COP	6,893,712	COP	709,392

During 2014, the Bank reported a negative net cash flow that decreased cash and equivalents available by COP 4,089 billion. This result is explained by COP 5,753 billion used in operating activities and COP 1,606 billion and COP 57 billion provided by financing and investing activities, respectively.

Operating Activities

In 2014, operating activities used liquidity; deposits and other liabilities increased by COP 2,882 billion, while the loan portfolio increased by COP 12,249 billion, and trading investments decreased by COP 147 billion. Amortization and depreciation as well provision for loan, accrued interest and accounts receivable losses increased by COP 1,212 billion and COP 1,599 billion, respectively.

Net income has been positive; COP 1,879 billion, COP 1,515 billion and COP 1,702 billion for 2014, 2013, and 2012, respectively.

Investing Activities

In 2014, investing activities provided cash; purchase of premises and equipment increased by COP 1,395 billion, held to maturity debt securities decreased by COP 1,280 billion, available for sale debt securities decreased by COP 301 billion and available for sale equity securities increased by COP 115 billion, while the technological renewal program used COP 14 billion.

The Bank classifies part of its investments as available for sale and held to maturity; a portion of these investments are mandatory, others are securitizations. Held to maturity and available for sale debt securities decreased during 2014, 2013 and 2012 by COP 1,581 billion COP 512 billion and COP 666 billion respectively. This diminution is associated mainly with the maturity of securitizations and the redemption of mandatory investments in Colombia and of CEDEL (liquidity certificates issued by El Salvador Central Bank) according to regulation.

Net purchases of premises and equipment for 2014, 2013 and 2012, including operating leases which are part of the leasing business line, increased by COP 1,395 billion, COP 1,518 billion and COP 951 billion respectively.

The Bank has made investments related to the technological renewal program. During 2014, 2013 and 2012, COP 14 billion, COP 53 billion and COP 94 billion, were invested.

Financing Activities

Financing activities provided cash during 2014; overnight funding and interbank borrowing increased by COP 12 billion, long term issuance placement net of payment decreased by COP 307 billion. Cash was used in paying dividends to stockholders in the amount of COP 714 billion. The bank issued preferred shares in the amount of COP 2,656 billion.

Overnight and interbank borrowings are used to complement the Bank’s funding strategy. The Bank raised COP 12 billion, decreasing significantly this source of funding as compared to 2013 where the growth was COP 5,950 billion.

Long term debt is part of the Bank’s funding structure. During 2014, the Bank paid net long term debt of COP 307 billion, even though there were important placements. The Bank also exercised its early redemption option on its senior debt due January 2016 issued in U.S. dollars with an outstanding amount of USD 520 million; investors were paid a total amount of USD 549 million, which included USD 3 million of accrued and unpaid interest.

Payments of dividends to stockholders have increased according to the net income; in 2014, 2013 and 2012, COP 714 billion, COP 632 billion and COP 583 billion respectively were distributed, representing 38%, 42%, and 34% of the Bank’s net income.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity amounted to COP 16,817 billion at the end of 2014, up 34.62% from COP 12,493 billion at the end of 2013. This increase is the net effect of paying out dividends, generating earnings during the year 2014 and all the other transactions that directly affect the stockholders’ equity.

The Bank’s capital adequacy ratio on a consolidated basis was 13.29% as of December 31, 2014, up from 10.61% in 2013 and down from 15.77%, in 2012. The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 429 basis points. The basic capital ratio (Tier 1) was 7.71% and the tangible capital ratio, which is equal to the ratio of the difference between stockholders’ equity and goodwill and intangible assets to tangible assets, was 8.53% at the end of 2014. For a full description of our capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.7 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2014 and 2013:

	(In millions of COP, except percentages)
	As of December 31, 2014		As of December 31, 2013
Long-term senior indebtedness	COP	7,129,312	COP	7,637,316

Subscribed capital		480,914		425,914
Legal reserve		13,674,305		9,237,594
Unappropriated retained earnings		(527,007)		-
Minority interest		240,681		223,201
Less:
Long-term investments		(806,501)		(586,952)
Intangible assets acquired after August 23, 2012		(3,324,174)		(3,013,899)
Treasury stock		(17,770)		(36,570)
Deferred Income Taxes		-		(42,238)
Translation of financial statements of foreign operations		(23)		-
Primary capital (Tier I)		9,720,425		6,207,050
Provisions for loans		90,289		77,935
Subordinated bonds		6,553,543		4,690,959
Reappraisal of assets		(28,846)		(37,975)
Minority interest		253,671		222,247
Legal reserve		154,601		171,398
Computed secondary capital (Tier II)		7,023,258		5,124,564
Technical Capital (1)	COP	16,743,683	COP	11,331,614

Capital Ratios
Primary capital to risk-weighted assets (Tier I)		7.71%		5.81%
Secondary capital to risk-weighted assets (Tier II)		5.58%		4.80%

Risk- weighted assets including market risk		126,020,585		106,826,579
CAPITAL ADEQUACY (2)		13.29%		10.61%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

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

As further described in Item 11. “Quantitative and Qualitative Disclosure About Market Risk”, the market risk stated in the treasury book is measured using methodologies of VaR, and the position limits are based on the results of these methodologies. The Bank has defined VaR limits that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and also take advantage of portfolio diversification. In addition to VaR limits, the Bank also uses stop loss advisories to inform senior management when losses are close to certain established thresholds in the trading book. Moreover, for the options portfolio, the Bank has set limits based on the sensitivity of the portfolio to the underlying volatility, underlying foreign currency and interest rates.

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

During 2014, net interest income grew 22% as credit volumes increased. Credit cost in 2014 was lower than in 2013. Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regard to those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 20% during 2014.

Economic activity in Colombia and consumer confidence remained strong. As a result, demand in mortgages and consumer loans picked up vigorously and commercial loans kept growing. During 2014, commercial loans grew 23%, consumer loans grew 12%, small business loans grew 26%, financial leases grew 16% and mortgages increased 22%.

Economic growth in El Salvador was slow in 2014 and Banco Agrícola’s loan book expanded only 4.0% as there was weak demand from corporate and individuals. This slow growth generated a lagging effect in the Bank’s overall book.

USD-denominated loans increased 10% during 2014. Corporations in Colombia and off shore financing, particularly in Central America demanded this type of loan the Banistmo’s loans, all of them denominated in USD, contributed to the growth in this line.

Credit demand is expected to be moderate in 2015 as the economy in Colombia is also expected to grow at a more moderate pace, individuals and corporations demand consumer and commercial loans, and as the economy in El Salvador recovers from the crisis of 2008 - 2010.

Net Interest Margins

The majority of the Bank’s loan book has a variable rate (53% of loans have a maturity of more than one year and earn interest at variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. The interest rate increases in Colombia during 2014 contributed to the Bank’s net interest margins. As a result, the net interest margin increased from 5.3% in the fourth quarter of 2013 to 5.9% in the fourth quarter of 2014.

The bank’s strategy during the year was to support the net interest margin by changing the mix of deposits and increasing the proportion of average demand deposits (savings and checking accounts) which are less expensive than time deposits and also maintaining funding costs as low as possible on each type of deposits.

Ample liquidity, a more favorable deposit mix (one with a greater proportion of average demand deposits) and potential increases in interest rates in the economy point toward stability in interest margins in 2015.

Cost of credit

For the year 2014, the cost of credit was 1.5% of average loans, lower than the 1.6% experienced in 2013 and higher than the 1.7% in 2012. This lower credit cost was driven by lower deterioration in our loan portfolio.

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

At December 31, 2014, 2013 and 2012, outstanding letters of credits and bank guarantees issued by Bancolombia totaled COP 7,139,914 million, COP 5,756,789 million and COP 4,440,515 million, respectively.

The table below summarizes at December 31, 2014 and 2013 all of the Bank’s guarantees issued by the Bank. The total amount outstanding represents maximum potential amount (notional amounts) for which the Bank could be liable under the guarantees if all the guaranteed parties defaulted in full, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed actual anticipated losses.

Commissions received from these arrangements amounted to COP 19,476 million, COP 21,322 million and COP 27,751 million for 2014, 2013 and 2012, respectively. Unused credit lines amounted to COP 9,438,002 million and COP 5,318,016 million at December 31, 2014 and 2013.

	Expire within one year At December 31,		Expire after one year At December 31,		Total amount outstanding At December 31,		Maximum potential amount of future losses At December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	(COP million)
Letters of credit	2,139,240	2,304,073	549,603	301,503	2,688,843	2,605,576	2,688,843	2,605,576
Bank guarantees	2,774,692	1,817,472	1,676,379	1,333,741	4,451,071	3,151,213	4,451,071	3,151,213
Total (COP)	4,913,932	4,121,545	2,225,982	1,635,244	7,139,914	5,756,789	7,139,914	5,756,789

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank’s contractual obligations as of December 31, 2014:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(COP millions)
Long-term debt obligations	13,875,313	692,330	1,115,986	1,391,499	10,675,498
Time deposits	37,009,841	27,631,692	6,911,940	1,431,605	1,034,604
Commitments to originate loans	9,438,002	9,438,002	-	-	-
Employee benefit plans	288,965	23,612	51,392	58,330	155,631
Finance Leases Obligations	62,212	16,361	42,578	3,273	-
Operating Lease Obligations	1,156	294	862	-	-
Interbank Borrowings	9,584,922	6,689,863	2,110,959	738,928	45,172
Borrowings from domestic development banks	4,261,621	899,738	873,161	825,277	1,663,445
Total	74,522,032	45,391,892	11,106,878	4,448,912	13,574,350

The amounts shown in the table include interest costs on debt.  At December 31, 2014, the Bank has unrecognized tax benefits. Since the ultimate amount and timing of any future cash settlements cannot be predicted with reasonable certainty, this estimated liability has been excluded from the contractual obligations table. See Note 31 a) Deferred income tax, in the notes to the Condensed Consolidated Financial Statements in Item 18 of this Report for additional information.

G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of the Bank. This information should be read together with Note 2. to the Financial Statements, “Summary of Significant Accounting Policies of the Consolidated Financial Statements”.

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

Pension Plan: Under Colombian banking GAAP, the Bank applies the provisions of Decree 4565 of 2010, which requires a distribution of charges to amortize the actuarial calculation by 2029. The distribution is calculated by taking the percentage amortized up to December 2009 and annually adding the minimum percentages needed to complete amortization by 2029. As of December 31 2014, the Bank has completed the amortization of the total amount resulting from the calculation performed in accordance with Decree 4565. Under the Bank’s non-contributory unfunded defined benefit pension plan, benefits are based on length of service and level of compensation.

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

The Conavi/Corfinsura Merger was accounted for using the pooling of interests method in accordance with the methodology suggested by the SFC. The Sufinanciamiento (now Tuya S.A. Compañía de Financiamiento), Banagrícola and Banistmo (formerly HSBC Bank Panama) acquisitions were accounted for using the purchase method under Colombian banking GAAP.

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

The most significant amounts of goodwill and intangibles relate to the acquisition of Conavi and Corfinsura in 2005, Banagrícola in 2007 and Banistmo (formerly HSBC Bank Panama) in 2013. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill or intangible impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results.

Under Colombian banking GAAP, financial entities have to amortize goodwill.  According to the guidelines issued by the SFC, goodwill should be amortized using the exponential method, however, other methods which provide a better association between revenues and expenses are permitted.  Since January, 2008, the straight-line method has been used to amortize goodwill, since the Bank considers this method to provide a better association between revenues and expenses corresponding to this investment. Under Colombian banking GAAP the Bank performs impairment testing using a discounted cash flow technique.

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

As of December 31, 2014, the Bank’s assets that were fair-valued using discounted cash flow techniques amounted to COP 1,375 billion and mainly included bonds and notes issued by the Colombian government or its entities and corporate debt securities.

As of December 31, 2014, OTC derivative financial instruments were not recognized based on quoted prices and as a consequence, valuation techniques such as discounted cash flows, Black-Scholes and similar methodologies were performed to measure the estimated fair value, using where possible current market-based or independently sourced market parameters, such as interest rates, currency rates and forward curves based on transactions.

The estimated fair value of instruments based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used.

As of December 31, 2014, our financial derivatives that were fair-valued using discounted cash flows and Black-Scholes techniques amounted net to COP 141,981 million and mainly included cross currency and interest rate swaps, forwards and options.

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

As of 2009, when External Circular 047 of 2008 became effective was issued, assets subject to portfolio securitizations could be derecognized as firm transfers or disposals providing the following conditions were fulfilled:

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

Also, this new regulation provided that in cases where the transferor retains a positive residual interest, it may record as an investment the fair value of the residual interest subject to the conditions defined for this purpose in the applicable rules and regulations of the issue in question, with a balancing entry in the investment valuation income account. This value must be updated at least every year, on the anniversary of the date on which the SPV was set up and in any case on the closing date of the fiscal period in question. As a result of the above, the Bank has recognized retained interest as held to maturity debt securities in the amount of COP 238,444 million and COP 194,375 million as of December 31, 2014 and 2013 respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER U.S. GAAP

Valuation Allowance for Deferred Tax Assets

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

Another parameter associated to the client‘s allowance under homogeneous groups is the Loss Given Default (“LGD”), which is a function of the guarantee and the number of days that each loan is on default. Under U.S. GAAP, this loss given default is determined as follows:

•	Loss was quantified in terms of the recoveries that have been made in cash of all defaulted loans.

•	Defaulted loans for 5 years before the minimum recovery period (3 years) were considered, defaulted loans between 2007 and 2011.

•	The presence of collateral in the likely trading period and sale value minus the selling and administrative expenses was considered.

•	The estimates were made by portfolio and type of collateral, in some cases by product such as credit card.

A 1% decrease in the expected cash flows could result in an impairment of the portfolio of approximately COP 11,582 million. These sensitivity analyses do not represent management’s expectations of the decline in risk ratings or the increases in loss rates, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

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

Uncertain tax positions: A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of benefit that is greater than 50% likely to be realized upon settlement. For tax positions not meeting the “more likely than not” test, no benefit is recorded. The Bank records interest and penalties related to the income tax in other expenses in the Consolidated Statements of Operations; however, as of the date, the tax position adopted by the Bank has not accrued any interest or penalties.

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

The amount of goodwill allocated to the reporting unit and the key assumptions used by management in determining the fair value are:

Reporting segments	Reporting Unit	Goodwill 2014 (COP million)	Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)

Banking El Salvador	Banco Agrícola	709,313	Cash flow	10 years plan	13.03%	-
Banking Colombia	Bancolombia and Tuya	428,040	Cash flow	10 years plan	9.99%	4.40%
Banking Panama (1)	Banistmo (Formerly HSBC Bank Panama)	2,590,037	Cash flow	5 years plan	12.10%	6.70%
Leasing	Leasing Bancolombia	54,238	Cash flow	10 years plan	9.99%	4.40%
Insurance(1)(2)	Banistmo Seguros	64,315	Cash flow	5 years plan	13.30%	2.50%
Trust	Fiduciaria Bancolombia	2,493	Cash flow	10 years plan	9.99%	4.40%
Investment Banking	Banca de Inversión	132,273	Cash flow	10 years plan	9.99%	4.40%
Brokerage	Valores Bancolombia	43,722	Cash flow	10 years plan	9.99%	4.40%
Off Shore	Bancolombia Puerto Rico	31,534	Cash flow	10 years plan	9.99%	4.40%
All Other Segments	Inversiones CFNS	1,330	Cash flow	10 years plan	9.99%	4.40%
All Other Segments(3)	Uff Móvil	14,711	Cash flow	10 years plan	11.50%	-

(1)	On October 28, 2013, the Bank acquired 100% of common shares, and 90.1% of preferred shares of HSBC Bank (Panama) S.A. and its subsidiaries, which are involved in the securities, trust services, leasing, and banking services businesses, as well as an insurance company, and certain other companies. Bancolombia acquired a controlling interest in the Panamanian entity, which, from the date hereof, shall operate under the name Banistmo.
(2)	See Note 30 Subsequent events.
(3)	In 2014 and 2013, the Bank performed the impairment test of Uff Móvil's goodwill and concluded there was impairment. The impairment loss amounted to COP 5,782 million and COP 1,502 million, respectively. There are no other reporting units close to failing the first step of the impairment test performed during 2014.

The long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term Government bond yields and average industry betas adjusted for an appropriate risk premium.

The most significant amounts of goodwill and intangibles relate to the Conavi/Corfinsura Merger in 2005 (allocated to Bancolombia and Tuya Reporting Unit), the acquisition of Banagrícola in 2007 and the acquisition of Banistmo (formerly HSBC Bank Panama) in 2013. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Significant adverse changes in discount rate or growth rate could lead the Bank to record a goodwill or intangible impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results.

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

For U.S. GAAP purposes, with the adoption of fair-value measurement guidance, the Bank has measured the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of certain financial instruments that are measured on a recurring basis.

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

As of December 31, 2014, a hundred basis points increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in a decrease of the associated adjustment of approximately COP 2,649 million. On the other hand, a hundred basis points increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 6,942 million. These sensitivity analysis do not represent management’s expectations of the changes in the counterparties’ credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

c.	Loans

The Bank is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair-value measurements in accordance with U.S. GAAP.  Loans are generally not recorded at fair value on a recurring basis. Periodically, the Bank records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 450 Contingencies when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were COP 404,651 million and COP 276,421 million at December 31, 2014 and 2013, respectively, classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Bank on December 31, 2014 and 2013, represented impairment losses for COP 110,865 million and COP 77,093 million, for the period ended December 31, 2014 and 2013, respectively.

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

The Bank has determined that unrealized losses on investments as of December 31, 2014 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost.

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

Securitizations: Before 2010, if the SPE activities were sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust was not consolidated by the seller of the transferred assets. Additionally, under ASC 810 Consolidation, if trusts other than QSPEs met the definition of a variable interest entity (VIE), the Bank evaluated whether the Bank was the primary beneficiary of the trust and, if so, consolidate it. According to ASC 810 the condition of “primary beneficiary” is met whether the Bank has the power to direct the activities that most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to it. Furthermore, under ASC 810 the Bank shall consider any involvement of related parties in the consolidation assessment, and when no single party meets both conditions aforementioned, but members of a related party would meet both of those criteria, then the most closely associated party with the VIE shall consolidate it. To determine which party within the related party group is most closely related the Bank analyzes which one is most exposed to the variability associated with the anticipated economic performance of the VIE.

Under U.S. GAAP, the Bank applies the requirements established in ASC 810 “Accounting for transfers of financial assets”. Under this standard, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from the Bank’s consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in the Bank´s consolidated balance sheet or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated.

In order to consolidate these vehicles used to securitize the Bank’s performing loans, the Bank records loans net of allowance for loan losses. For this process, the Bank considers the evaluation of loan portfolio risk and determination of allowances for loan losses under U.S. GAAP to be “critical accounting estimates” because it is based on estimations. (See more details above in this item under “Evaluation of Loan Portfolio Risk and Determination of Allowances for Loan Losses in this item”).

The table below presents a summary of the assets and liabilities of VIEs of securitization performing which have been consolidated on the Bank’s balance sheet at December 31, 2014 and 2013:

	2014		2013
Assets	COP	826,658	COP	1,151,020
Liabilities		250,998		442,340
Allowance for loans losses		79,459		99,707

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio.

H.	RECENT U.S. GAAP PRONOUNCEMENTS

In January 2015, FASB issued ASU 2015-01, “Income Statement—Extraordinary and Unusual Items” to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In November 2014, FASB issued ASU 2014-17, “Pushdown Accounting a consensus of the FASB Emerging Issues Task Force” to provide guidance for determining whether and at what threshold pushdown accounting should be established in an acquired entity’s separate financial statements. According to ASU 2014-17, an acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this Update are effective on November 18, 2014. Management has concluded that the adoption has no impact on the Bank’s U.S. GAAP disclosures and financial information as of December 31, 2014.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” to provide guidance about management’s responsibility to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In August 2014, FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”. To define the term collateralized financing entity as a variable interest entity with no more than nominal equity that holds financial assets and issues beneficial interests in those financial assets; the beneficial interests have contractual recourse only to the related assets of the collateralized financing entity and are classified as financial liabilities. This amendment permits a reporting entity that is the primary beneficiary of a collateralized financing entity and consolidated it (in accordance with the guidance in Topic 810), and accounts for all the financial assets and financial liabilities of that collateralized financing entity at fair value, to use either the measurement alternative included in this amendment or the guidance provided in Topic 820 in fair value measurement. The measurement alternative consists of measuring both the financial assets and the financial liabilities of that collateralized financing entity, in the consolidated financial statements of the reporting entity, using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. This method could apply when the reporting entity includes the financial assets and financial liabilities of the collateralized financing entity at fair value in the consolidated financial statements based on other Topics, and the changes in the fair value of those financial assets are reflected in earnings.

The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Although the VIE´s derived from securitization process complied with the definition of “collateralized financing entity”, the Bank measures the financial assets and liabilities assets of those VIEs at amortized cost for the purpose of preparing its consolidated financial statements, due to the fact that the Bank has identified amortized cost as the most reasonable measure for those entities.

In June 2014, FASB issued ASU 2014-11, “Transfers and Servicing: Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” to provide guidance in the accounting of the different types of repurchase agreements, specifically for Repurchase-to-maturity transactions and repurchase financing secured borrowing accounting, which is consistent with the accounting of other repurchase agreements. Formerly, repurchase-to-maturity transactions (repurchase agreements that mature at the same time as the transferred financial asset) were generally accounted for as a sale and a forward repurchase agreement when they are not considered to maintain the transferor’s effective control and they satisfied the other conditions for derecognition. According with the amendments in this update, repurchase-to-maturity transactions must be accounted for as secured borrowings.

On the other hand, a repurchase financing executed contemporaneously with an initial transfer with the same counterparty generally was accounted for as a derivative if the two transactions were required to be linked in their accounting. The amendments in this update require the repurchase agreement be accounted for as a secured borrowing separately from the initial transfer of the financial asset, that is accounted for as a sale.

Besides, the amendments require two additional disclosures about transfers accounted for as sales in transactions that are economically similar to repurchase agreements, and the type of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The accounting changes in this Update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. Management does not expect any significant impact on the Bank’s financial statement and U.S. GAAP disclosures as a result of the amendments introduced by ASU 2014-11.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” to provide a more robust framework for addressing revenue issues and remove inconsistencies and weaknesses in revenue requirements. The amendments clarify how an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, considering the following steps: (1) Identify the contract(s) with a customer.; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract.; (5) Recognize revenue when (or as) the entity satisfies a performance obligation. The new accounting guidance, which does not apply to financial instruments, is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Management is currently evaluating the impact the amendments would have on the Bank’s consolidated financial statements.

In April 2014, FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” to change the criteria for reporting discontinued operations. The amendments clarify that a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale; (2) The component of an entity or group of components of an entity is disposed of by sale; (3) The component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). The new accounting guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2014.

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

The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2014 and 2013.

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

RECENT COLOMBIAN BANKING GAAP PRONOUNCEMENTS

Convergence of accounting standards by Colombian financial institutions.

In July 2009 Congress approved Law 1314 of 2009, which introduced changes in the accounting, audit and information disclosures with the aim of converging with “International Financial Reporting Standards – IFRS”, although current regulations could differ in certain respects from those in other countries. On December 29, 2012, the Colombian government issued regulation regarding the technical framework to be applied by public entities and issuers of securities.

The technical framework is based on the IFRS and the related interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and by the Standing Interpretations Committee (SIC) related interpretations, as translated to Spanish on December 1, 2014, by the International Accounting Standard Board (IASB).

In such technical framework, as amended, the Government established that the transition period had to take place during 2014, and all the entities were required to prepare the opening balance sheet under IFRS as of January 1, 2014.

In 2013, the Bank prepared an implementation program approved by the Board of Directors, specifying the major milestones and the key personal required for running and overseeing the convergence process. During 2014, the transition period, the Bank had to keep records of its financial situation under the new regulation as well as under Colombian GAAP. Financial statements based on accounting regulations under the new framework must be presented for annual and interim periods beginning after December 31, 2014.

The Bank is also required to prepare the comparative financial statements under the new regulation from the year ending at December 31, 2015 onwards.

Some highlights of the main changes in the accounting policies and practices arising from the transition to IFRS are presented below:

Presentation of Financial Statements

Colombian banking GAAP: the generally accepted accounting principles and practices prescribed by the SFC and other legal provisions comprise a balance sheet, a statement of operations, a statement of Stockholders’ equity and a statement of Cash Flows and the accompanying notes.

IFRS: International Accounting Standard (“IAS”) 1 “Presentation of Financial Statements” sets out the overall requirements for the presentation of financial statements, including how they should be structured. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows and the accompanying notes.

Business combinations and past acquisitions

Colombian banking GAAP: the purchase method of accounting is applied as follows: (i) the assets acquired and the liabilities assumed are recorded at book value, (ii) the consolidated statements of operations of the acquiring company for the period in which a business combination occurs includes the income of the acquired company arising subsequent to the date of combination, and (iii) the costs directly related to the purchase business combination are not considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by the management. The goodwill resulting from a business combination is amortized over a term of twenty (20) years, unless the entity voluntarily selects a shorter period of amortization using an exponential method.

IFRS: under IFRS 3 “Business combination”, when an acquirer obtains control of a business (an acquisition or merger), the purchase method of accounting under IFRS requires assets acquired and liabilities assumed to be measured at their fair values at the acquisition date and the allocation of any intangible asset indentified. The goodwill is not amortized during a period of time specified, but the management annually performs the required impairment test required by IAS 36 “Impairment of assets”.

Additionally, IFRS 1 “First time adoption” permits companies that are first-time adopters of IFRS to maintain the accounting treatment adopted in the prior accounting practices (Colombian banking GAAP in the case of the Bank) with respect to business combinations and acquisition of investments in associates that were recognized before the transition date or an earlier date. Such transactions are not restated, retrospectively, by applying IFRS 3 (Reviewed).

Property, plant and equipment

Colombian banking GAAP: Premises and equipment are recorded at the cost of acquisition, including direct and indirect costs and expenses incurred in their construction plus the inflation adjustment recorded until 2001 for premises and equipment purchased before that year. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset: buildings over a term of twenty (20) years, Equipment, furniture and fittings over a term of ten (10) years and Vehicles and Computer equipment over a term of five (5) years, not considering a residual value related to the asset.

IFRS: In accordance with IAS 16 “Property, Plant and Equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

Moreover, in accordance with IFRS 1, an entity may, on the transition date to IFRS, measure an item of property, plant and equipment at its fair value and this amount will be considered the deemed cost of this asset, from such date.

Lease operations

Colombian banking GAAP: for financial entities involved in lease arrangements as lessor, the leases must be classified as either financial leases or operating leases, according to the terms of the lease agreements. Assets provided through leases to third parties with a purchase option are recorded in the loan portfolio. Assets provided through operating leases are recorded as property, plant and equipment.

IFRS: According to IAS 17 “Leases”, leases are required to be classified as either (i) finance leases, when the lessor entity transfers substantially all the risks and rewards of ownership, and an asset and a liability must be recognized by the lessee and the present value of lease payments must be recognized as a receivable or (ii) operating leases, which result in expense recognition by the lessee, with the asset remaining recognized by the lessor.

An entity that applies IFRS for the first time may opt to apply the specific transition rules of IFRIC 4 - “Determining Whether an Arrangement Contains a Lease”, and it may determine if there is a lease agreement on the transition date to IFRS based on the facts and circumstances existing on the transition date.

Deferred income taxes

Colombian banking GAAP: Deferred tax assets or liabilities must be recorded for all temporary differences raised in the current period based on the consolidated statement of operations when comparing the amount of recognized income and expenses for accounting and tax purposes. However, loss carry-forwards and excess of presumed income over ordinary income are restricted by the SFC.

IFRS: IAS 12 “Income tax” prescribes that deferred tax assets or liabilities should be measured using substantively enacted tax rates. IAS 12 also prescribes that deferred tax assets should be recognized when the generation of future taxable income is probable, allowing the realization of the assets.

Compound financial instruments

Colombian banking GAAP: Bancolombia’s subscribed preferred shares are fully recognized as issued and outstanding capital.

IFRS: IAS 32 “Financial Instruments: Presentation” requires that the components of compound financial instruments, as defined by IAS 32, be separated and classified as debt instruments and equity instruments. This classification is made based on circumstances, economic substance and specific terms of these instruments on the date they are issued.

Employee benefit plans

Colombian banking GAAP: Under Colombian law, employee pension obligations are managed as a defined contribution. Retirement pension liabilities are calculated on an actuarial basis, considering economic and demographic assumptions such as salary increases, cost of living adjustment, mortality and disability. The discount rate is based on the DTF average rate computed during the last 10 ten years at the moment of the actuarial valuation process.

IFRS: According to IAS 19 “Employee benefits” (amended 2011), the cost of providing employee benefits should be recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable. For IFRS purposes, actuarial valuations of pension plans must be performed annually using the projected unit credit cost method and the discount rates must be based on a review of market bond yields with maturities approximating the remaining life of the projected benefit obligation, and the actuarial gains/ losses are recognized in the statement of other comprehensive income and within equity and are not reclassified to the statement of income at a later date.

Likewise, IFRS 1 provides an exemption related to employee benefit plans under which all actuarial gains and losses accrued to the transition date, related to defined benefit plans sponsored by the Banks and its subsidiaries could be recognized in retained earnings at the transition date.

Allowance for loan losses and financial leases losses

Colombian banking GAAP: the methodology for evaluating loans and financial leases is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentages estimated or established by the SFC according to past due days. Under Colombian banking GAAP, the loan loss allowance is determined and monitored on an ongoing basis.

IFRS: IAS 39 “Financial instruments: recognition and measurements” determines that the entity should assess, at least on each reporting date, whether there is objective evidence that the loan or group of loan is impaired. A loan or group of loans is impaired if there is objective evidence of impairment as a consequence of one or more events (e.g., the economic performance and trends in the client’s industry) that occurred after the initial recognition of the loan, and that event or events impact the likelihood of receiving all principal and interest according to the contractual terms of the loan agreement and it can be reliably estimated.

The amount of the loss is measured as the difference between the carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the loan.

Firstly, it is necessary to assess, on an individual basis, if there is objective evidence of impairment for exposures that are individually significant (impaired loans that exceed a specific threshold), or individually and collectively significant for exposures that are not individually significant. If there is no objective evidence for an exposures individually assessed, be it significant or not, it should be included in a group of exposures with similar characteristics and assessed collectively. The exposures that are individually assessed and for which a loss has been recorded should not be included in the collective assessment.

Measurement of financial instruments

Colombian banking GAAP: External Circular 100 of 1995 issued by the SFC provides guidance related to the measurement of financial instruments, considering the purchase cost as the initially recognition amount for investment securities and requires that traded securities must be valued using inputs and prices provided by the price provider authorized by the SFC. Nonetheless, some debt securities classified as either trading or available for sale are not recognized at fair value, but are recognized at amortized cost using a discounted cash flow methodology.

On the other hand, loans are recorded at the principal outstanding less allowance for impairment, except in cases of purchases of portfolios, which are recorded at the acquisition cost on day one. The SFC requires that interest income, lease payments and other items of income cease to be accrued in the consolidated statements of operations after a loan is in arrears for more than two months for mortgage and consumer loans, three months for commercial loans and one month for small business loans.

IFRS: determines that all financial instruments at amortized cost are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method. The interest income recognized in the consolidated statement of operations includes the amortization of premiums and discounts. IFRS requires that valuation techniques of financial assets and liabilities at fair value incorporate all factors that a market participant would consider in setting a price when using consistent and accepted economic methodologies for pricing such financial instruments.

Investments in associates

Colombian banking GAAP: investments in associates where the investor has the ability to exercise significant influence are recorded at cost and classified as available for sale. The difference between the cost and equity participation is recorded as reappraisal of assets in assets and stockholders’ equity.

IFRS: IAS 28 ‘Investments in Associates and Joint Ventures’ (amended in 2011) requires that investments where the investor has the ability to exercise significant influence are recorded using the equity method.

Non-controlling interest

Colombian banking GAAP: the non-controlling interest is presented as minority interest outside stockholders’ equity.

IFRS: the non-controlling interest in subsidiaries must be classified as a separate component of stockholders’ equity in the consolidated financial statements.

Property held to earn rentals

Colombian banking GAAP: the property held to earn rentals are recognized at cost of acquistion and the depreciation is calculated on a straight-line basis over the estimated useful life of the asset. Any reappraisal of a portion of the entity’s properties are recognized as an increase or decrease in the Balance Sheet under the assets caption “Reappraisal of assets” and in the stockholders’ equity caption “Surplus from reappraisals of assets”.

IFRS: IAS 40 ‘Investment property’ provides guidance related to the accounting for property held to earn rentals or for capital appreciation (or both). Investment properties are initially measured at cost and subsequently measured using a cost model or fair value model. The changes in the fair value under the fair value model are recognized in profit or loss.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

As of March 31, 2015, the following persons acted as directors and senior management of the Bank:

Directors

David Emilio Bojanini García was born in 1956. Mr. Bojanini holds a degree in industrial engineering from Universidad de los Andes and an MBA with emphasis on actuary from University of Michigan. He has held several positions in the private sector such as CEO of Administradora de Fondos de Pensiones y Cesantías “Protección S.A.” from 1991 to 2006, and Gerente Actuaría in Suramericana de Seguros S.A. where he worked for 11 years. He has been CEO of Grupo de Inversiones Suramericana S.A. since 2006. Mr. Bojanini is a member of the following boards of directors: Grupo Nutresa S.A., Bancolombia S.A., Grupo Argos S.A., Suramericana S.A. and SURA Asset Management. In Colombia he is the CEO of Consejo Privado de la Competitividad, and he is member the boards of entities social purpose entities as Fundación para el Desarrollo de Antioquia Proantioquia, Fundación de Empresarios por la Educación and Corporación Colombiana Internacional.

José Alberto Vélez Cadavid was born in 1950. Mr. Vélez holds a degree in administrative engineering from Universidad Nacional de Colombia and a Masters degree in Science in Engineering from the University of California in Los Angeles (UCLA). He has also taken several specialized courses at Harvard University, Northwestern University and Massachusetts Institute of Technology (MIT). He is also an Honoris Causa Engineer from The National School of Engineers of Metz, France (ENIM). He has been the CEO of Grupo Argos S.A. since August, 2003. He has held several management positions at Suramericana de Seguros S.A. including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and CEO of Suramericana S.A. and Suramericana de Seguros S.A. Currently Mr. Vélez is a member of the board of directors of Grupo de Inversiones Suramericana S.A., Celsia S.A. E.S.P., Cementos Argos S.A., Situm S.A.S. and Arcos Dorados (McDonald´s franchise for Latin America). He is also part of the management team of Proantioquia, Codesarrollo, Consejo Empresarial Colombiano para el Desarrollo and Fundación Fraternidad de Medellín. He is a member of the America’s Society/Council of the Americas, located in New York as well as a member of the Administrative Counsilof Universidad EAFIT.

Roberto Ricardo Steiner Sampedro was born in 1959. Mr. Steiner holds a Masters degree in economics from the Universidad de los Andes and with a PhD from Columbia University. Within his professional trajectory Mr. Steiner has held several positions in the Central Bank, such as Director of the Investigation Department and Associate Investigator; he also served as Subdirector and Executive Director of Fedesarrollo, Director of the Economic Development Studies Center of the Universidad de los Andes and as an Alternate Executive Director of the IMF. He is currently an Associate Investigator for Fedesarrollo, a position he has held since March 2013. Mr. Steiner has been a Professor at Universidad de los Andes, Columbia University, Universidad Javeriana and Universidad Nacional; he has also been a guest Visting Researcher for the IMF and a Visting Professor for the NASDAQ’s program in then Lehigh Univerisity. He was also a government representative for the Audit Committee for the Coffee Sector Policies. He has been member of the board of directors of the Bogotá Stock Exchange and Ecopetrol. He has been a consultant for IDB, the World Bank, the IMF and the ECLAC. He is a member of the Latin American and Caribbean Economic Association, and of the American Economic Association. He was a member of the editing committee for the Latin American Economic Policy Review and for Cuadernos de Economía of Universidad Católica de Chile. He has published several books and articles at a nationally and international level.

Gonzalo Alberto Pérez Rojas was born in 1958. Mr. Pérez holds a law degree from Universidad de Medellín and a post graduate degree in insurance from Swiss Re- Zurich and a CEO management program certificate from the Kellogg School of Management. He is CEO of Suramericana S.A. and has held different management positions at Compañía Suramericana de Seguros S.A. since 1981, such as Vice President of Corporate Businesses and Vice President of Insurance and Capitalization. Mr. Pérez Rojas is currently a member of the boards of directors of Grupo Nutresa S.A., Celsia S.A., Federación Nacional de Aseguradores Colombianos- FASECOLDA, Fundación Suramericana and Fundación Nutresa. He also is a member of the board of directors of Suramericana Panamá.

Ricardo Sierra Moreno was born in 1951. Mr. Sierra holds a degree in business administration from Universidad EAFIT. He has been the CEO of Productora Distrihogar S.A. since 1989. He was CFO of Suramericana de Seguros S.A. and Regional Manager of Corporación Financiera Suramericana S.A. Corfinsura. Mr. Sierra Moreno is also a member of the board of directors of Crystal Vestimundo S.A., Cusezar S.A., Cadena S.A. and Proantioquia. He has been an independent member of the Bank´s Board of Directors since 2004.

Rafael Martinez Villegas was born in 1942. Mr. Martinez has a degree in business administration from Universidad EAFIT and a Masters degree of Science in accounting from Texas Tech University. Over the course of his carreer, he has been Auditor of Peat Marwick, Mitchell & Co, General Manager of Prebel, CEO of Inversiones Aliadas S.A. and Corporación Financiera Aliadas S.A. He is member of the board of directors of the Philharmonic Orchestra of Medellín. Today he is dedicated to his personal businesses.

Hernando José Gómez Restrepo was born in 1957. Mr. Gómez holds a cum laude degree in economics from Universidad de los Andes. He is a PhD candidate in economics, holds Master’s in philosophy and arts, and a post graduate degree in currency, banking and international economics from Yale University. Mr. Gómez has been a Professor at Universidad de los Andes, and an Assistant Professor at Yale University. He has held the position of Assesment Director the Central Bank, CEO of Consejo Privado de Competitividad, and Chief of the Colombian Government Negotiation Team for the Free Trade Agreement with the United States of America, the National Planning Director of Colombia, among other positions. Mr. Gómez is an independent member of the Bank’s Board of Directors since his appointment in 2013.

For additional information regarding the Board of Directors and its functions, see “Item 10.B Additional Information – Memorandum and Articles of Association – Board of Directors”.

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

Jaime Alberto Velásquez Botero was born in 1960. He has been the Vice President of Strategy and Finance since April 2012. Previously, he held the position of Vice President of Finance of Bancolombia from 1997 to 2012. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department of the Bank. Previously, he worked at C.I. Banacol from 1987 to 1989. Mr. Velásquez Botero holds an economics degree from Universidad de Antioquia.

Mauricio Rosillo Rojas was born in 1969. He has been the Legal Vice President of Bancolombia since December 2008. Mr. Rosillo Rojas holds a law degree from Pontificia Universidad Javeriana, obtained a post-graduate degree in financial law from Universidad de Los Andes, and a Master’s degree in commercial and economic law from the University of Georgia. Mr. Rosillo Rojas has held several positions in the public and private sectors, including secretary general of Fedeleasing, Interim Colombian Superintendent of Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Stock Exchange and president of AMV.

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

Carmenza Henao Tisnes was born in 1960. She was appointed Vice President of Internal Audit in April 2011. Mrs. Henao has worked at Bancolombia for 28 years holding several positions at different departments of Bancolombia such as analyst and manager of audit technology. Most recently she was the Audit National Manager of Bancolombia branches. She has also been a professor various universities including Universidad EAFIT, Universidad Pontificia Bolivariana, Universidad de Medellin and Universidad San Buenaventura. Mrs. Henao is a system engineer and has a post-graduate degree in Finance from Universidad EAFIT.

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

In 2014 the Bank paid each director a fee of approximately COP 5.5 million per month for sitting on the Board, and another fee of approximately COP 5.5 million for attending each session of the committees.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2014 was COP 48.17 billion. A total of COP 5.4 billion was paid by the Bank in 2014 to senior managers who retired from the company during the year.

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

The Bank paid a total of COP 1,319 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. Such amount includes the sum of approximately COP 79.62 billion that was spent in connection with the incentive compensation plan.

As of December 31, 2014, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 108.72 billion. Decree 4565 of 2010 established the year 2029 as the deadline for amortization.

C.	BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of March 31, 2015.

Name	Elected to the Board		Term Expires
David Bojanini García	2006		2016
José Alberto Vélez Cadavid	1996		2016
Roberto Ricardo Steiner Sampedro	2014		2016
Gonzalo Alberto Pérez Rojas	2004	(1)	2016
Ricardo Sierra Moreno	1996	(2)	2016
Rafael Martinez Villegas	2010		2016
Hernando José Gómez Restrepo	2013		2016

(1)	Gonzalo Alberto Pérez Rojas had previously served as Bank’s Director during the period 1990-1994.

(2)	Ricardo Sierra Moreno had previously served as Bank’s Director during the period 1982-1988.

Mr. Ricardo Sierra Moreno, Rafael Martínez Villegas, Hernando José Gómez Restrepo and Roberto Ricardo Steiner Sampedro are independent directors in accordance with the Bank’s bylaws and other applicable laws. Consequently, the majority of the Board of Directors is composed of independent directors.

Neither the Bank nor its Subsidiaries have any type of agreement with the Bank’s directors providing for benefits upon termination of their term.

The following are the current terms of office and the period during which the members of senior management have acted as such in Bancolombia. There are no defined expiration terms. The members of senior management can be removed by a decision of the Board of Directors.

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

The duties of the designation, compensation and development committee are: (i) defining the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals; (ii) determining the objective criteria under which the Bank hires its principal officers; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) evaluating the performance of senior management; and (v) issuing recommendations for the Board of Directors concerning appointments and compensation of the president and senior management.

The members of the designation, compensation and Development committee are Ricardo Sierra Moreno, David Bojanini Garcia and José Alberto Vélez Cadavid.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia and its consolidated Subsidiaries	Number of employees employed by Bancolombia
2014	30,158	18,867
2013	28,763	18,463
2012	24,820	17,532

As of December 31, 2014, Bancolombia and its consolidated subsidiaries had 30,158 employees, of which 18,867 were employed directly by the Bank. Of the 18,867 employees directly contracted by the Bank, 12,624 are operations personnel and 6.243 are management employees. Of the 18,867 employees, approximately 23.75% are located in the Bogota Region, 11.81% in the South Region, 15.26% in the Antioquia Region, 26.83% in the Medellin headquarters, 12.32% in the Central Region and 10.03% in the Caribbean Region. During 2014, the Bank employed an average of 181 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 21% are part of a labor union called Sintrabancol, 13.47% are members of an industry union called Uneb, 1.18% belong to an industry labor union called Sintraenfi and 0.03% belong to an industry labor union called Aceb. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2014. The agreement has been in effect since November 1, 2014 and is set to expire on October 31, 2017. This agreement applies to approximately 13,134 employees regardless of whether they are members of an union or not and it extends to operating personnel employed by the subsidiaries Banca de Inversión Bancolombia, Valores Bancolombia, Leasing Bancolombia and Fiduciaria Bancolombia. Sintranefi, the labor union composed of approximately 222 employees, did not take part in the collective bargaining agreement. The latter labor union has made a request for an arbitration court to settle this dispute, a request which is currently in process by the respective judicial authorities, and if it is successful it would cover only the members of the said union; nevertheless, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

With the execution of this agreement, the Bank, Uneb and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

The most important economic aspects of the Agreement are:

1. A pay increase of 7% for the first year. For the second year, the increase will be equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2014 and October 2015, plus 200 basis points. For the third year, the increase will be equal to the IPC variation, for the period between November 2015 and October 2016, plus 250 basis points.

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

2. Improved benefits, such as, immediate right to access first home loan after 4 years of tenure, increased amounts to the first home loans, improved health insurance coverage, transportation and food assistance. Increase in tuition assistance and a new tuition loan.

E.	SHARE OWNERSHIP

The following directors and members of the senior management owned common shares in Bancolombia as of December 31, 2014: David Bojanini García, Rafael Martinez Villegas, Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas and Gonzalo Toro Bridge.

The following directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2014: Roberto Ricardo Steiner Sampedro, Gonzalo Toro Bridge and Luis Santiago Pérez Moreno.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2014, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2015. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares(1)

Grupo de Inversiones Suramericana S.A (2)	235,648,369	21,731,467	46.23%	4.81%	26.76%
Grupo Argos S.A.(3)	33,139,106	-	6.50%	0.00%	3.45%
ADR Program	-	209,374,306	0.00%	46.31%	21.77%
Fondo de Pensiones Obligatorias Protección S.A.	20,517,781	48,955,992	4.03%	10.83%	7.22%
Fondo de Pensiones Obligatorias Porvenir Moderado	52,768,326	29,679,721	10.35%	6.56%	8.57%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.
(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., Cia. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.
(3)	Represents ownership of Grupo Argos S.A. directly and through its subsidiary Cementos Argos S.A.

As of March 31, 2015, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 58,369 stockholders. A total of 209,374,306 representing 46.31% of preferred shares were part of the ADR Program and were held by 36 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, increasing from 16.09% as of March 31, 2014 to 21.77% by the end of March 2015 as depositary receipts were created throughout the period. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, increased its percentage ownership to 7.22% as of March 31, 2015 compared to 7.21% as of March 31, 2014; and Fondo de Pensiones Obligatorias Porvenir Moderado a Colombian private pension fund manager increased its percentage of ownership to 8.57% as of March 31, 2015 compared to 8.56%, as of March 31, 2014.

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

Limitations on related party transactions are set forth, mainly, in articles 119 and 122 of Decree 663 of 1993, in the Colombian Commercial Code and, regarding credit and risk concentration limits (legal lending limits), in Decree 2555 of 2010, all as amended.

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

Pursuant to Article 122 of Decree 663 of 1993, transactions entered into by credit institutions with (i) their shareholders holding 5% or more of the outstanding capital, (ii) their managers, or (iii) spouses and certain relatives of shareholders and managers, shall require the unanimous affirmative vote of the members of the board of directors attending the corresponding meeting. The Board of Directors may not authorize transactions subject to terms and conditions other than those usually agreed by the Bank with non-related parties.

All transactions that the Bank enters into with its directors, officers and senior executives are subject to the limitations and conditions set forth by the applicable law governing the prevention, handling and resolution of conflicts of interest.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 2,327,264 million in loans outstanding to related parties as of February 28, 2015. The principal amounts outstanding as of February 28, 2015 included in this amount are:

Entitiy	Amount outstanding	Accrued Interest	Average Interest rate
Leasing Bancolombia S.A.	1,342,608	7,263	6.12%
Grupo Odinsa S.A.	250,300	4,459	8.74%
Renting Colombia S.A.	193,010	1,752	6.28%
Inversiones CFNS S.A.S.	174,543	2,217	6.55%
FCP Fondo Inmobiliario Colombia	154,164	435	7.92%

	2014
	Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company and associates		Key management personnel
	(in millions of COP)		(in millions of COP)
Balance Sheet
Investment securities		1,078,435		-
Loans		268,841		112,366
Accounts receivable		12,260		1,238
Other Assets		226,067		-
Total	COP	1,585,603	COP	113,604

Deposits		119,642		11,243
Derivatives		-		53
Total	COP	119,642	COP	11,296

Transactions Income
Interest and fees		24,405		9,799
Dividends Received		40,441		-
Total	COP	64,846	COP	9,799

Expenses
Interest		5,815		85
Fees		-		776
Other expenses		797		988
Total	COP	6,612	COP	1,849

For additional information regarding the Bank’s related party transactions, please see Note 29 to the Financial Statements.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F- 1 through F - 154.

A.2.	LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see the “Financial Statements” and- “Note 26 – to the Financial Statements,”Contingencies”.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cashdividends per share(1)(2)	Cash dividends per share(1)(3)
	(COP)	(U.S. dollars)
2014	830	0.319
2013	776	0.394
2012	754	0.412
2011	708	0.395
2010	669	0.357

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2014, 2013, 2012, 2011 and 2010 were paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual Consolidated Financial Statements included in this document.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Year Ending
December 31, 2014	31,300	22,000	66.78	42.50	104,278,406
December 31, 2013	31,460	23,380	70.62	47.59	63,665,433
December 31, 2012	30,600	24,220	69.50	53.78	100,220,776
December 31, 2011	31,100	25,160	69.87	53.56	83,520,522
December 31, 2010	31,820	20,400	69.44	40.10	92,823,574

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombian Stock Exchange			New York Stock Exchange
	COP Per Preferred Shares		Trading Volume (Number of	USD per ADS		Trading Volume
	High	Low	Shares)	High	Low	(Number of ADSs)
	(in nominal pesos)

2015
First quarter	28,880	23,740	44,059,256	48.56	36.23	32,659,705
2014
First quarter	27,440	22,000	58,591,558	56.48	42.77	31,239,335
Second quarter	28,100	25,540	52,735,647	59.60	53.20	23,039,202
Third quarter	31,300	27,100	37,993,293	66.78	56.06	18,297,717
Fourth quarter	30,400	26,020	37,548,935	58.15	42.50	31,702,152

2013
First quarter	31,460	28,300	18,455,997	70.62	61.37	18,330,475
Second quarter	31,200	26,000	26,332,638	68.45	53.58	17,643,189
Third quarter	28,360	25,100	35,884,955	60.11	52.52	15,196,607
Fourth quarter	27,580	23,380	26,347,484	58.64	47.59	12,483,637

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Month
March 2015	26,220	23,740	41.30	36.23	10,999,516
February 2015	28,880	25,760	48.39	40.93	8,209,348
January 2015	28,880	26,680	48.56	43.81	13,450,841
December 2014	29,600	26,020	51.63	42.50	13,372,925
November 2014	30,400	28,480	57.58	51.43	8,993,667
October 2014	29,700	27,840	58.15	53.50	9,335,560

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

The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of March 31, 2015, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was COP 11,484 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 23,972 billion or USD 9.23 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Stock Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange, as of March 31, 2015, was COP 329,494 billion (USD 127.9 billion), with 90 companies listed as of that date.

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

Bancolombia’s Corporate Purpose

Pursuant to Article 4 of its bylaws, Bancolombia’s corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, Bancolombia may carry out all the activities and investments authorized to banking establishments. Bancolombia is also authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.

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

The Corporate Governance Code of Bancolombia provides an age limit requirement of 65 years regarding retirement for senior management.

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

As of December 31, 2014, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 16,817 billion divided into 961,827,000 shares.

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

According to Law 964 of 2005, 25% of the members of the board of directors shall be independent. A person who is an “independent director” is understood to mean a director who is NOT: (i) An employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the board of directors being re-elected; (ii) Shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity’s voting rights or who determine the majority composition of the administrative, directing or controlling bodies of this same entity; (iii) A partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm twenty per cent (20%) or more of its total operating income; (iv) An employee or director of a foundation, association or institution that receives significant donations from the issuer. The term “significant donations” is quantified as being twenty per cent (20%) or more of the total amount of donations received by the respective institution; (v) An administrator of any entity on whose board of directors a legal representative of the issuer participates; and (vi) Any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors. Both elections are made under a proportional representation voting system. Under that system: (i) each holder of common shares is entitled at the annual general shareholders’ meeting to nominate for election of one or more directors; (ii) each nomination of one or more directors constitutes a group for the purposes of the election; (iii) each group of nominees must contain a hierarchy as to the order of preference for nominees in that group to be elected; (iv) once all groups have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular group of nominees. Votes may not be cast for particular nominees in a group; they may be cast only for the entire group; (v) the total number of votes casted in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a group of nominees is divisible by the quota of votes, one nominee from that group is elected, in the order of the hierarchy of that group; and (vi) when no group has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the group with the highest number of remaining votes cast until all available seats have been filled.

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

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholders vote is required on the following matters: (i) In the event that changes in the Bank’s bylaws may impair the conditions or rights assigned to such shares and when the conversion of such shares into common shares is to be approved. (ii)When voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose. (iii) When the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them. (iv)When the general shareholders’ meeting orders the payment of dividends with issued shares of the Bank. (v) If at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law. (vi)When the registration of shares at the Colombian Stock Exchange or at the National Register of Securities and Issuers which is a registry kept by the Superintendency of Finance, is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

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

Bancolombia has not entered into any contract, other than those entered in the ordinary course of business or that are not considered to be material, to which it or any of its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report.

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

The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 2080 of 2000, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration with the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 8 of 2000 and External Regulating Circular DCIN 83 of 2006, both as amended, of the board of directors of the Central Bank.

Under Colombian law and the Bank’s by-laws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and preferred shares. For a detailed discussion of ownership restrictions see Item 4. B7 “Information on the Company. Business Overview Supervision and Regulation – Ownership Restrictions”.

E.	TAXATION

Colombian Taxation

For purposes of Colombian taxation, an individual is a resident of Colombia if he or she has a consecutive or non-consecutive physical presence in Colombia for more than 183 days, including days of arrival and departure from the country, during a 365 continuous days’ period, provided that, if the physical presence is exercised in two different fiscal years, the individual is deemed to be a resident on the second fiscal year. An individual is also considered as resident if he or she meets any of the following conditions:

•	The individual is exempt from income and occasional gains’ taxes in the country in which he or she resides, as a consequence of his or her service as a member of the foreign or diplomatic service of Colombia.

•	The individual is a Colombian citizen and during the applicable fiscal year:

(a)	his or her spouse or life partner, or underage children, are residents in Colombia;

(b)	50% or more of his or her gross income has a Colombian source;

(c)	50% or more of his or her assets are managed or held or deemed to be held in Colombia;

(d)	The Colombian taxation authority has requested evidence of the non-resident status, and it is not provided by the individual; or

(e)	He or she has a fiscal residence in a tax haven jurisdiction.

•	An individual is not considered a tax resident if meets any of the above conditions but fulfills at least one of the following:

(a)	50% or more of the individual’s annual income has its source in the jurisdiction in which they are domiciled

(b)	50% or more of its assets are located in the jurisdiction where they are domiciled.

For purposes of Colombian taxation, a legal entity is a resident of Colombia if it´s principal office is located in Colombia. For this purpose, the principal office means the place where material commercial and management decisions are made.

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

Tax reform of 2014

On December 23, 2014, the Colombian Congress approved a tax reform by enacting Law 1739 of 2014. This bill introduced material changes to already existing taxes and created new ones with impact for Bancolombia. The main highlights of the law are:

The creation of the wealth tax, that differs from the equity tax that was previously charged in Colombia from 2011 to 2014. The tax base is the taxpayer’s wealth, determined as taxpayer’s gross assets minus debts as of 1 January 2015, as long as it is equal to or greater than COP 1 billion. The tax rate ranges between 0% to 1.5% depending on the wealth of the tax payer, as adjusted each year, and will be paid from 2015 to 2018.

The financial transaction tax was extended until 2021. The tax rate will be 0.004% from 2015 to 2018, and will be reduced to 0.003% in 2019, 0.002% in 2020 and 0.001% in 2021. The tax will be repealed in 2022.

A surcharge over the already existing CREE Tax (this tax is only applicable to corporations) at a ratebetween 0 - 9% over the base calculated for CREE and for years 2015 until 2018.

The tax reform permanently increases the CREE tax rate to 9% beginning in 2016 and, thus, the lower tax rate will no longer apply, which was expected to be 8% beginning in 2016.

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

United States Federal Income Taxation Considerations

In General

This section describes the material United States federal income tax consequences generally applicable to ownership by a U.S. holder (as defined below) of owning preferred shares or ADSs. It applies to you only if you hold your preferred shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	A dealer in securities,

•	A trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	A tax-exempt organization,

•	A life insurance company,

•	A person liable for alternative minimum tax,

•	A person that actually or constructively owns 10% or more of our voting stock,

•	A person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	A person that purchases or sells preferred shares or ADSs as part of a wash sale for tax purposes, or

•	A person whose functional currency is not the U.S. dollar.

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

If a partnership holds the preferred shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the preferred shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the preferred shares or ADSs.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the preferred shares represented by those ADRs. Exchanges of preferred shares for ADRs, and ADRs for preferred shares generally will not be subject to United States federal income tax.

Taxation of Dividends and Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to theADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market. Because the preferred shares are not listed on any United States securities market, it is unclear whether dividends we pay with respect to the preferred shares will also be qualified dividend income. If dividends we pay with respect to our preferred shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a non-corporate U.S. holder) will be subject to taxation at ordinary income tax rates.

You must include any Colombian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of preferred shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Colombian Peso payments made, determined at the spot Colombian Peso / U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the preferred shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions with respect to preferred shares or ADSs as dividends.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your preferref shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your preferred shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that preferred shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your preferred shares or ADSs, the following rules would apply. With certain exceptions, your preferred shares or ADSs would be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your preferred shares or ADSs.

Any “excess distributions,” which would include any distributions during a taxable year that are greater than 125% of the average annual distributions received by you in respect of the preferred shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the preferred shares or ADSs, and any gain realized on the sale or other disposition of your preferred shares or ADSs would be allocated ratably over your holding period for the preferred shares or ADSs and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Any gain recognized would not be treated as capital gain.

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

In addition, notwithstanding any election you make with regard to the preferred shares or ADSs, dividends that you receive from us would not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between USD 125,000 and USD 250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of preferred shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the preferred shares or ADSs.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons (including the preferred shares and ADSs), (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the preferred shares or ADSs.

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

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2014. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

The Bank’s Market Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses, (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with Bancolombia’s risk management policies, (c) analyzing the methodologies for valuation of the market value securities and financial instruments designed by the official price vendor, (d) reporting to senior management and the board of directors any violation of Bancolombia’s risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the board of directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that every subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the board of directors before the new product can be sold.

The Bank’s assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities and derivatives, foreign exchange (FX) and bond futures, and over-the-counter plain vanilla and exotic derivatives. Trading in derivatives includes forward contracts in foreign currency operations, plain vanilla options and asian options on U.S. dollar/COP currency, foreign exchange swaps and interest rate swaps. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

The Bank uses a VaR calculation to limit its exposure to the market risk of its Treasury Book. The board of directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Risks Committee is responsible for establishing the maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk). These limits are supervised on a daily basis by the Market Risk Management Office.

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

Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Then a net position is then calculated for each zone (which consists of a series of bands) determined by the Superintendency of Finance. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the Superintendency of Finance.

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and securities issued by the Colombian government.

The interest rate risk VaR decreased from COP 216 billion on December 31, 2013 to COP 172 billion on December 31, 2014, due to a reduction in investments in Colombian government’s treasury bonds (TES) in the trading portfolio. During the year 2014, the average interest rate risk VaR was COP 177 billion, the maximum value COP 240 billion, and the minimum value COP 109.6 billion.

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

The currency risk VaR dropped from COP 77 billion as of December 31, 2013 to COP 56 billion as of December 31, 2014 due to the decrease in the delta and gamma sensitivity of the options portfolio. Between December 31, 2013 and December 31, 2014, the average currency risk VaR was COP 82 billion, the maximum value COP 104 billion, and the minimum value COP 56 billion.

The equity risk VaR increased from COP 23.7 billion as of December 31, 2013 to COP 24.6 billion as of December 31, 2014. Between December 31, 2013 and December 31, 2014, the average equity VaR was COP 25 billion, the maximum value COP 31 billion, and the minimum value COP 22 billion.

The fund risk which arises from investment in mutual funds rose from COP 41 billion as of December 31, 2013 to COP 44 billion as of December 31, 2014. Between December 31, 2013 and December 31, 2014, the average fund risk VaR was COP 40 billion, the maximum value COP 44 billion, and the minimum value COP 39 billion.

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

The total market risk VaR, had a 17% reduction going from COP 358 billion in December 31, 2013 to COP 297 billion as of December 31, 2014, due mainly to the drop in the interest rate and currency risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2013 and December 2014.

(in millions of COP)	2014	2013

Interest Rate Risk VaR	171,602	215,916
Currency Risk VaR	56,310	77,345
Equity Risk VaR	24,622	23,733
Fund Risk VaR	44,235	40,816
Total VaR	296,769	357,810

Between December 31, 2013 and December 31, 2014, the average Total VaR was COP 325 billion, the maximum value COP 402 billion, and the minimum value COP 240 billion.

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

+ 100 bps: Net present value change with an increase of 100 bps.

Interest Rate Risk (COP million)

2014

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	3,082,572	(26,073)	(52,027)
Loans	108,871,139	(490,017)	(977,804)
Total interest rate sensitive assets	111,953,711	(516,090)	(1,029,831)

Liabilities	FAIR VALUE	+50bps	+100bps
Demand deposits	59,737,900	(428,926)	(855,900)
Time Deposits	37,185,093	(84,809)	(169,231)
Interbank borrowings	14,793,087	(38,612)	(77,048)
Long-term debt	15,687,850	(274,656)	(548,062)
Total interest rate sensitive liabilities	127,403,930	(827,003)	(1,650,241)
Total net change		310,913	620,410

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

Bancolombia’s largest assets are loans, which represent 97.2% of the total NPV of the total interest rate sensitive assets in the banking book. The market value’s change in assets with a 50 basis points parallel shift of the yield curve has increased from COP 464 billion in December 2013 to COP 516 billion in December 2014 due to an increase in the amount of the Bancolombia´s Loans.

On the liabilities side, Bancolombia’s largest interest rate sensitive liabilities are demand deposits and time deposits which represent 46.9% and 29.2%, respectively of the total NPV of the total interest rate sensitive liabilities in the banking book. The market value’s change in liabilities with a 50 basis points parallel shift of the yield curve increased from COP 742 billion in December 2013 to COP 827 billion in December 2014, due primarily to the exchange rate, the increase of demand deposits and the issuance of long term debt.

As of December 2014, the net change in the NPV for the market risk sensitive instruments, entered into for other than trading purposes with positive parallel shifts of 50 and 100 basis points were COP 311 billion and COP 620 billion, respectively. The change in the interest rate sensitivity for the balance sheet items comprising the Banking Book in December 2013 as compared to December 2014, is due primarily to the exchange rate and the increase of the demand deposits during 2014.

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

The following are the fees charged by the depositary:

Persons depositing or withdrawing shares must pay:	For:

USD 5.00 per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). • Converting foreign currency to U.S. dollars.
Taxes and other Governmental charges the depositary or the custodian has to pay on any ADSs or share underlying an ADSs, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	• As necessary.

D.4.i.	FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2014 to December 31, 2014, the depositary reimbursed Bancolombia USD 550,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received USD 92,074 from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2014 based on criteria established in the new Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2014. In addition, there were no changes in Bank´s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect the bank´s internal control over financial reporting.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, which report is included on page F-4 of this annual report.

ITEM 16.	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Mr. Rafael Martinez Villegas as the “audit committee financial expert” in accordance with SEC rules and regulations.

Our audit committee financial expert, along with the other members of our audit committee, is considered to be independent according to applicable NYSE criteria.

Mr. Martinez Villegas has served as the Bank’s audit committee financial expert since he was appointed in October 2012; he owns 11 ordinary shares of Bancolombia and there is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Martinez Villegas and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and now as a member of the audit committee. Mr. Rafael Martinez Villegas is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

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

The Bank also has a phone line called “ethics line (línea ética”) which is available for anonymous reporting of any evidence of improper conduct.

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See “Item 16. G Reserved – Corporate Governance”.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 11,926 million and COP 9,456 million audited by PricewaterhouseCoopers for the years 2014 and 2013, respectively.

Audit Related Fees

In 2014 and 2013, Bancolombia paid no other audit related fees.

Tax Fees

At December 31, 2014 and 2013, Bancolombia and its Subsidiaries paid COP 13 million and COP 9 million, respectively for concept of tax fees for professional services related to transfer pricing advice provided by PricewaterhouseCoopers. During these years, Bancolombia paid no other fees to PricewaterhouseCoopers.

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

During 2014, there were no services approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

On October 28, 2013, Bancolombia completed the acquisition of Banistmo and its subsidiaries. As a result, in accordance with the Bank’s policy to have the same independent registered public accounting firm for the Bank and all of its subsidiaries, KPMG Central America S.A. (“KCA”) was dismissed as Banistmo’s independent registered public accounting firm and was replaced by PwC, who is the independent registered public accounting firm for Bancolombia and its subsidiaries. The decision to dismiss KCA was approved by Bancolombia’s audit committee in March 2014.

KCA’s reports on the consolidated financial statements for Banistmo and its subsidiaries as of December 31, 2013 and for the period from October 28, 2013 to December 31, 2013 did not contain any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, in connection with the audit of Banistmo’s condensed consolidated financial statements for the period ended December 31, 2013 there were no disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions with KCA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KCA, would have caused them to make reference in connection with its reports to the subject matter of the disagreements.

In connection with the audit of Banistmo’s condensed consolidated financial statements for the fiscal period ended December 31, 2013 , there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

We have provided KCA with a copy of the disclosures made in this Item 16F, and we have requested that KCA furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of this letter is included herewith as Exhibit 15.3.

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

In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 029 of 2014, issued by the SFC, contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds, and determines that entities under supervision of the SFC, when making investment decisions, must take into account the recommendations established by the “Country Code” and the corporate governance standards followed by the entities who are beneficiaries of the investment.

Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 2555 of 2010 regulates the information disclosure requirements for the Colombian securities market SIMEV (Sistema Integral de Información del Mercado de Valores). Bancolombia’s corporate governance standards comply with these legal requirements and Bancolombia has implemented additional corporate governance measures pursuant to regional recommendations including the Organization for Economic Cooperation and Development’s (OECD) White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Corporate Governance Code.

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

•	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. To be considered independent, the board members must not be (i) employees or directors of the Bank; (ii) shareholders of the Bank that directly or indirectly address or control the majority of the voting rights or that may determine the majority composition of the management boards; (iii) shareholders or employees of entities that render certain services to the Bank in cases in which the service provider receives 20% or more of its income from the Bank; (iv) employees or directors of a non-profit organization that receives donations from the Bank in certain amounts; (v) directors of other entities in whose board of directors one of the legal representatives of the Bank participates; and (vi) any other person that receives from the Bank any kind of economic consideration (except for the considerations received by the board members, the auditing committee or any other committee of the board of directors). Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. As of December 31, 2014, the Bank’s board of directors included a majority of independent members. For the independence test applicable to directors of Bancolombia, see “Item 10. Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

•	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors, and members of senior management may attend to the meetings of the board of directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

•	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a “Designation, Compensation and Development Committee”, a “Corporate Governance Committee”, a “Risk Committee” and an “Audit Committee”, each of which is composed exclusively of directors. For a description of Designation, Compensation and Development Committee and Audit Committee, see “Item 6. Directors, Senior Management and Employees – C. Board Practices”.

•	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.	MINE SAFETY DISCLOSURES

Not applicable

PART III

FINANCIAL STATEMENTS

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F - 1 through F – 154.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011.
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008(1).
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
The Bank agrees agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
7.1	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 27, 2015.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 27, 2015.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 27, 2015.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 27, 2015.
15.1	Consent of Pricewaterhouse Coopers Ltda.
15.2	Consent of KPMG Central America S.A. (KCA)
15.3	Letter of KPMG Central America S.A. (KCA), dated April 27, 2015.

(1)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A

/s/ JAIME ALBERTO VELASQUEZ BOTERO
Name: Jaime Alberto Velasquez Botero.
Title: Vice President, Strategy and Finance

Date: April 27, 2015

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets
As of December 31, 2014 and 2013	F-6

Consolidated Statements of Operations
As of December 31, 2014, 2013 and 2012	F-8

Consolidated Statements of Stockholders’ Equity
As of December 31, 2014, 2013 and 2012	F-10

Consolidated Statements of Cash Flows
As of December 31, 2014, 2013 and 2012	F-11

Notes to Consolidated Financial Statements	F-12

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, based on our audits and the report of the other auditors with respect to the consolidated financial statements for the year ended December 31, 2013, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries (the "Bank") at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in Colombia and the special regulations of the Colombian Superintendency of Finance, collectively “Colombian GAAP”. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management's Report on Internal Control Over Financial Reporting” appearing under Item 15 of Form 20-F of Bancolombia S. A. dated April 27, 2015.

Our responsibility is to express opinions on these financial statements and on the Bank’s internal control over financial reporting based on our integrated audits. We did not audit the consolidated financial statements of Banistmo S. A. and subsidiaries (formerly HSBC Bank (Panama) S. A.) (“Banistmo S. A.”), a wholly-owned subsidiary, which statements reflect total assets of 12% of the related consolidated total as of December 31, 2013, and total revenues 1% of the related consolidated total for the year ended December 31, 2013. Those statements were audited by other auditors whose report thereon has been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for Banistmo S. A., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Colombia.

Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinions.

PricewaterhouseCoopers Ltda., Edificio Forum, Calle 7 Sur No. 42-70, Torre 2, Piso 11, Medellín, Colombia, Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, www.pwc.com/co

To The Board of Directors and Stockholders of Bancolombia S. A.

Colombian GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.   We have applied audit procedures on the conversion adjustments presented as of and for the year ended December 31, 2013 in Note 31 to the financial statements of Banistmo S. A., to conform those financial statements to accounting principles generally accepted in the United States of America.

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

PricewaterhouseCoopers Ltda.

Medellin, Colombia

April 27, 2015

KPMG	Teléfono:	(507) 208-0700
Apartado Postal 816-1089	Fax:	(507) 263-9852
Panamá 5, República de Panamá	Internet:	www.kpmg.com

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banistmo, S.A. (formerly HSBC Bank (Panama), S.A.):

We consent to the incorporation by reference in the registration statement No. 333-188394 on Form F-3 of Bancolombia, S.A., of our report dated April 25, 2014, with respect to the condensed consolidated balance sheet of Banistmo, S.A. (formerly HSBC Bank (Panama), S.A.) and subsidiaries as of December 31, 2013, and the related condensed consolidated statements of income, changes in stockholders' equity and cash flows and for the period from October 28, 2013 to December 31, 2013, not included herein, which report appears in the December 31, 2014 annual report on Form 20-F of Bancolombia, S.A.

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

KPMG Panama

Panama, Panama

April, 27, 2015

KPMG, una sociedad civil panameña, y firma de la red de firmas miembro independientes de

KPMG, afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza

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

April 25, 2014

Panama, Republic of Panama

KPMG, una sociedad civil panameña, y firma de la red de firmas miembro independientes de

KPMG, afiliadas a KPMG International Cooperative (“KPMG Internalional”), una entidad suiza

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(Stated in millions of  Colombian pesos and thousands of U.S. Dollars)

			2014(1)
	Notes		(Unaudited)		2014		2013
			U.S. Dollar
Assets

Cash and cash equivalents:
Cash and due from banks	4	USD	4,678,375	COP	11,192,825	COP	11,427,441
Funds sold and securities purchased under agreements to resell			940,164		2,249,304		3,981,205
Total cash and cash equivalents			5,618,539		13,442,129		15,408,646

Investment securities:	5
Debt securities:			4,886,595		11,690,982		12,136,179
Trading			2,929,688		7,009,161		6,537,697
Available for sale			759,693		1,817,534		1,803,144
Held to maturity			1,197,214		2,864,287		3,795,338
Equity securities:			833,975		1,995,252		1,680,237
Trading			177,157		423,842		411,987
Available for sale			656,818		1,571,410		1,268,250
Allowance for impairment			(3,525)		(8,433)		(10,626)
Total investment securities, net			5,717,045		13,677,801		13,805,790

Loans and financial leases:	6
Commercial loans			26,951,005		64,479,202		52,363,519
Consumer loans			7,797,330		18,654,801		16,601,890
Small business loans			271,072		648,528		516,767
Mortgage loans			5,232,683		12,518,984		10,295,930
Financial leases			4,703,122		11,252,032		9,681,436
			44,955,212		107,553,547		89,459,542
Allowance for loan and financial lease losses	7		(1,985,476)		(4,750,173)		(4,065,530)
Total loans and financial leases, net			42,969,736		102,803,374		85,394,012

Accrued interest receivable on loans and financial leases:
Accrued interest receivable on loans and financial leases			306,513		733,319		624,317
Allowance for accrued interest losses	7		(27,975)		(66,929)		(63,745)
Total interest accrued,net			278,538		666,390		560,572

Customers’ acceptances and derivatives	8		653,272		1,562,928		602,409
Accounts receivable, net	9		712,977		1,705,770		1,537,218
Premises and equipment, net	10		1,019,365		2,438,790		2,191,677
Premises and equipment under operating leases, net	11		1,467,654		3,511,304		2,919,181
Foreclosed assets, net	15		37,405		89,491		103,565
Prepaid expenses and deferred charges, net	12		228,466		546,596		690,932
Goodwill, net	14		1,659,668		3,970,690		3,589,203
Other assets	13		1,128,022		2,698,747		2,590,110
Reappraisal of assets	16		673,303		1,610,851		1,422,926
Total assets		USD	62,163,990	COP	148,724,861	COP	130,816,241

Memorandum accounts	25	USD	272,066,572	COP	650,908,392	COP	574,503,144

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(Stated in millions of  Colombian pesos and thousands of U.S. Dollars)

			2014(1)
	Notes		(Unaudited)		2014		2013
			U.S. Dollar
Liabilities and Stockholders’ Equity
Deposits
Non interest bearing:		USD	6,681,363	COP	15,984,894	COP	14,680,487
Checking accounts			6,100,305		14,594,736		13,617,057
Other			581,058		1,390,158		1,063,430
Interest bearing:			33,167,672		79,352,328		71,876,092
Checking accounts			1,483,085		3,548,221		3,167,876
Time deposits			15,310,147		36,628,915		34,058,452
Savings deposits			16,374,440		39,175,192		34,649,764
Total deposits		USD	39,849,035	COP	95,337,222	COP	86,556,579

Funds purchased and securities sold under agreements to repurchase			884,070		2,115,104		1,124,802
Bank acceptances outstanding and derivatives	8		551,934		1,320,483		464,514
Interbank borrowings	17		4,006,304		9,584,922		7,876,792
Borrowings from development and other domestic banks	18		1,781,272		4,261,621		4,631,300
Accounts payable			1,088,488		2,604,164		2,611,114
Accrued interest payable			266,891		638,526		610,511
Other liabilities	19		598,502		1,431,891		1,250,757
Long-term debt	20		5,719,157		13,682,855		12,328,275
Accrued expenses	21		182,378		436,332		423,303
Minority interest			206,644		494,387		445,448
Total liabilities			55,134,675		131,907,507		118,323,395

Stockholders’ equity	22,24
Subscribed and paid in capital:			228,921		547,684		492,684
Non-voting preference shares			99,656		238,422		183,422
Common shares			129,265		309,262		309,262
Retained earnings:			6,409,761		15,335,097		11,211,827
Appropriated	23		5,624,494		13,456,376		9,761,188
Unappropriated			785,267		1,878,721		1,450,639
Reappraisal of assets	16		401,312		960,123		828,006
Gross unrealized (loss) on available for sale investments			(10,679)		(25,550)		(39,671)
Total stockholders’ equity(2)			7,029,315		16,817,354		12,492,846

Total liabilities and stockholders’ equity		USD	62,163,990	COP	148,724,861	COP	130,816,241

Memorandum accounts against	25	USD	272,066,572	COP	650,908,392	COP	574,503,144

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).
(2)	A summary of significant adjustments to stockholders’ equity that would be required if U.S. GAAP had been applied is disclosed in Note 31.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2014, 2013 and 2012

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2014 (1) (Unaudited)		2014		2013		2012
		U.S. Dollar
Interest income:
Loans		USD	3,278,835	COP	7,844,481	COP	6,730,380	COP	6,047,906
Investment securities			211,146		505,158		489,528		759,513
Funds sold and securities purchased under agreements to resell			23,182		55,461		26,900		24,178
Financial leases			393,113		940,508		883,876		830,286
Total interest income			3,906,276		9,345,608		8,130,684		7,661,883

Interest expense:
Checking accounts			12,463		29,817		29,403		24,931
Time deposits			597,322		1,429,068		1,330,439		1,117,435
Saving deposits			204,039		488,156		642,616		659,355
Total interest expense on deposits			813,824		1,947,041		2,002,458		1,801,721

Interbank borrowings			58,364		139,633		77,995		50,209
Borrowings from development and other domestic banks			99,821		238,818		223,193		220,096
Funds purchased and securities sold under agreements to repurchase			53,302		127,523		61,104		97,620
Long-term debt			329,273		787,772		757,376		725,214
Total interest expense			1,354,584		3,240,787		3,122,126		2,894,860

Net interest income			2,551,692		6,104,821		5,008,558		4,767,023

Provisions for loans and finance leases, accrued interest losses and other receivables, net	7		(675,011)		(1,614,936)		(1,394,075)		(1,240,339)
Recovery of charged-off loans and finance leases.			100,817		241,200		231,396		167,819
Provision for foreclosed assets and other assets			(54,096)		(129,422)		(152,802)		(118,961)
Recovery of provisions for foreclosed assets and other assets			41,005		98,104		84,881		80,608
Total net provisions			(587,285)		(1,405,054)		(1,230,600)		(1,110,873)
Net interest income after provisions for loans and accrued interest losses			1,964,407		4,699,767		3,777,958		3,656,150

Fees and other service income:
Commissions from banking services			298,209		713,453		536,983		449,452
Electronic services and ATM fees			43,214		103,387		80,773		73,887
Branch network services			62,516		149,568		135,474		126,356
Collections and payments fees			142,744		341,509		283,760		256,503
Credit card merchant fees			6,323		15,128		8,295		9,684
Credit and debit card fees			334,411		800,066		690,065		654,900
Checking fees			27,959		66,890		70,261		72,636
Trust activities			87,005		208,156		207,994		208,583
Brokerage fees			23,891		57,158		62,615		63,631
Check remittances			18,766		44,898		25,082		22,120
International wire transfers			36,182		86,563		62,921		71,932
Total fees and other service income			1,081,220		2,586,776		2,164,223		2,009,684

Fees and other service expenses			(146,243)		(349,881)		(247,867)		(202,644)
Total fees and income from services, net			934,977		2,236,895		1,916,356		1,807,040

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2014, 2013 and 2012

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2014 (1) (Unaudited)		2014		2013		2012
		U.S. Dollar
Other operating income:
Foreign exchange gain ,net			164,295		393,070		94,595		103,953
(Loss) Gains on forward contracts in foreign currency, net			(43,128)		(103,183)		27,320		58,902
Gains on sales of investments in equity securities			698		1,670		3,780		82,187
Gains on sales of mortgage loans			7,697		18,415		31,593		43,146
Dividend income			32,743		78,337		63,007		47,610
Income from non-financial subsidiaries			64,575		154,493		143,893		147,304
Insurance income(2)			9,635		23,051		10,164		-
Communication, postage, rent and others			245,146		586,502		465,773		349,995
Total other operating income			481,661		1,152,355		840,125		833,097
Total operating income			3,381,045		8,089,017		6,534,439		6,296,287

Operating expenses:
Salaries and employee benefits			688,195		1,646,478		1,467,780		1,394,027
Bonus plan payments			101,080		241,831		154,550		204,201
Indemnities benefits			20,676		49,466		33,965		39,452
Administrative and other expenses	27		1,050,973		2,514,411		2,327,908		2,040,223
Insurance on deposits, net			67,140		160,629		135,816		105,675
Donation expenses			6,149		14,711		11,525		13,512
Depreciation	10,11		224,509		537,129		428,856		319,602
Goodwill amortization			166,272		397,798		78,880		45,690
Total operating expenses			2,324,994		5,562,453		4,639,280		4,162,382
Net operating income			1,056,051		2,526,564		1,895,159		2,133,905

Non-operating income, net:
Other income			92,034		220,188		233,721		148,751
Minority interest			54		128		(17,364)		(5,723)
Other expenses			(79,420)		(190,009)		(179,294)		(107,813)
Previous periods			(37,231)		(89,075)		-		-
Total non-operating (expenses) income, net	28		(24,563)		(58,768)		37,063		35,215

Income before income taxes			1,031,488		2,467,796		1,932,222		2,169,120
Income tax expense	21		(246,221)		(589,075)		(417,095)		(467,074)
Net income (3)		USD	785,267	COP	1,878,721	COP	1,515,127	COP	1,702,046

Earnings per share		USD	0.83	COP	1,995	COP	1,779	COP	2,013

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2(c)
(2)	As a result of the acquisition of Banistmo and its subsidiaries, the Bank has recognized income attributable to insurance operations for the year 2014 and for the two-month period ended December 31, 2013.
(3)	A summary of significant adjustments to net income that would be required if U.S. GAAP had been applied is disclosed in Note 31.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2014, 2013, and 2012

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except share data)

	Non Voting Preferred Shares			Voting Common Shares			Retained Earnings				Surplus				Total
	Number	Par Value		Number	Par Value		Appro- priated		Unappro- priated		Reappraisal of assets		Gross unrealized gain or (loss) on available for sale investments		Stockholders’ equity
Balance at December 31, 2011	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	6,221,793	COP	1,663,894	COP	637,040	COP	9,949	COP	8,993,360
Net Income	-		-	-		-		-		1,702,046		-		-		1,702,046
Transfer to appropriated retained earnings	-		-	-		-		1,663,894		(1,663,894)		-		-		-
Issuance of preferred(1)	63,999,997		32,000					1,619,917								1,651,917
Reappraisal of assets and valuation of investment	-		-	-		-		-		-		55,795		14,302		70,097
Dividends declared	-		-	-		-		(603,094)		-		-		-		(603,094)
Equity tax	-		-	-		-		(99,051)		-		-		-		(99,051)
Cumulative translation adjustments	-		-	-		-		(108,320)		-		-		-		(108,320)
Balance at December 31, 2012	342,122,416	COP	183,422	509,704,584	COP	309,262	COP	8,695,139	COP	1,702,046	COP	692,835	COP	24,251	COP	11,606,955
Net Income	-		-	-		-		-		1,515,127		-		-		1,515,127
Transfer to appropriated retained earnings	-		-	-		-		1,702,046		(1,702,046)				-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		135,171		(63,922)		71,249
Dividends Declared	-		-	-		-		(642,278)		-		-		-		(642,278)
Appropriation of profits at the end of the first semester(3)								64,488		(64,488)						-
Equity Tax	-		-	-		-		(188,342)		-		-		-		(188,342)
Cumulative translation adjustments	-		-	-		-		130,135		-		-		-		130,135
Balance at December 31, 2013	342,122,416	COP	183,422	509,704,584	COP	309,262	COP	9,761,188	COP	1,450,639	COP	828,006	COP	(39,671)	COP	12,492,846
Net Income	-		-	-		-		-		1,878,721		-		-		1,878,721
Transfer to appropriated retained earnings	-		-	-		-		1,450,639		(1,450,639)		-		-		-
Issuance of preferred shares(1)	110,000,000		55,000	-		-		2,570,585		-		-		-		2,625,585
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		132,117		14,121		146,238
Dividends Declared	-		-	-		-		(746,378)		-		-		-		(746,378)
Equity Tax	-		-	-		-		(2,291)		-		-		-		(2,291)
Cumulative translation adjustments	-		-	-		-		422,633		-		-		-		422,633
Balance at December 31, 2014	452,122,416	COP	238,422	509,704,584	COP	309,262	COP	13,456,376	COP	1,878,721	COP	960,123	COP	(25,550)	COP	16,817,354
Balance at December 31, 2014(2) (Unaudited)		USD	99,656		USD	129,265	USD	5,624,494	USD	785,267	USD	401,312	USD	(10,679)	USD	7,029,315

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 22.
(2)	See note 2(c).
(3)	During 2013, the Bank’s subsidiaries, Leasing Bancolombia, Bancolombia Panamá, Factoring Bancolombia and Renting Colombia, prepared their semi-annual financial statements for the six-months period ended at June 30, 2014.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	2014 (1) (Unaudited)		2014		2013		2012
Cash flows from operating activities:
Net income	USD	785,267	COP	1,878,721	COP	1,515,127	COP	1,702,046
Minority interest		(54)		(128)		17,364		5,723
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Provisions for loans and finance leases losses and other receivables, net		668,277		1,598,825		1,379,330		1,237,841
Provisions for foreclosed assets and other assets		45,644		109,202		138,473		109,212
Depreciation and amortization		506,659		1,212,161		771,967		540,682
Recovery of provisions for foreclosed assets and other assets		(36,047)		(86,241)		(71,422)		(78,110)
Gains on sales of mortgage loans and other assets		(14,954)		(35,776)		(91,505)		(18,108)
Valuation gains on investment securities		(214,004)		(511,996)		(504,630)		(840,774)
Valuation losses (gains) on derivative contracts		47,704		114,130		(21,056)		(54,379)
Goodwill impairment		1,329		3,179		-		-
Deferred income tax		33,137		79,279		(74,186)		(26,488)
Foreclosed assets donation		1,897		4,539		4,086		6,630
Increase in loans and financial leases		(5,119,973)		(12,249,330)		(9,693,091)		(10,918,827)
(Increase) Decrease in customers’ acceptances and derivatives		(202,252)		(483,881)		76,050		210,558
Increase in accounts receivable		(148,088)		(354,295)		(78,735)		(487,850)
(Increase) Decrease in other assets		(105,449)		(252,282)		(52,259)		26,796
Increase in deposits and other liabilities		1,204,480		2,881,671		11,927,922		12,676,121
(Decrease) Increase in accounts payable		(7,754)		(18,551)		229,194		392,089
Equity tax paid(2)		(39,547)		(94,615)		(96,439)		(99,107)
Increase in estimated liabilities and allowances		6,717		16,071		14,583		71,293
Change in trading investment securities		61,448		147,012		126,017		(2,338,328)
Proceeds from sales of foreclosed assets		61,711		147,641		55,118		85,825
Decrease (Increase) in assets to place in lease contracts		59,134		141,476		(305,823)		(402,141)
Net cash (used in) provided by operating activities		(2,404,718)		(5,753,188)		5,266,085		1,800,704
Cash flows from investing activities:
Purchases of available for sale debt securities		(738,138)		(1,765,966)		(1,373,163)		(1,439,904)
Proceeds from available for sale debt securities		863,971		2,067,016		1,949,181		1,768,227
Purchases of held to maturity debt securities		(1,261,470)		(3,018,017)		(2,041,799)		(1,363,948)
Proceeds from maturities of debt securities		1,796,360		4,297,720		1,977,651		1,701,759
Purchases of available for sale equity securities		(49,561)		(118,572)		(2,621,579)		(362,631)
Proceeds from sales of equity securities		1,656		3,963		6,833		12,306
Proceeds from sales of Aseguradora Suiza Salvadoreña subsidiary		-		-		-		135,788
Purchases of Premises and Equipment		(787,465)		(1,883,978)		(1,841,335)		(1,132,436)
Proceeds from sales of Premises and equipment		204,253		488,667		323,636		180,988
Software purchases under program for technological renewal		(5,680)		(13,590)		(53,489)		(94,459)
Net cash provided by (used in) investing activities		23,926		57,243		(3,674,064)		(594,310)
Cash flows from financing activities:
Increase (Decrease) in overnight funds		424,271		1,015,052		1,055,036		(1,909,165)
(Decrease) Increase in interbank borrowings		(419,412)		(1,003,426)		4,895,848		(1,857,441)
Placement of long-term debt		649,110		1,552,970		741,605		2,869,462
Payment of long-term debt		(777,493)		(1,860,121)		(1,105,513)		(674,106)
Issuance of preferred shares		1,097,442		2,625,585		-		1,651,917
(Decrease) Increase minority interest		(4,071)		(9,740)		346,719		5,752
Dividends paid		(298,301)		(713,679)		(632,004)		(583,421)
Net cash provided by (used in) financing activities		671,546		1,606,641		5,301,691		(497,002)

(Decrease) Increase in cash and cash equivalents		(1,709,246)		(4,089,304)		6,893,712		709,392
Effects of exchange rate changes on cash and cash equivalents		887,282		2,122,787		345,837		(269,292)
Cash and cash equivalents at beginning of year		6,440,503		15,408,646		8,169,097		7,728,997
Cash and cash equivalents at end of year	USD	5,618,539	COP	13,442,129	COP	15,408,646	COP	8,169,097
Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest		1,342,875		3,212,774		3,035,269		2,768,618
Income taxes		33,035		79,036		354,211		215,025
Supplemental schedule of noncash financing activities:Exchange offering of subordinated notes (3):
Aggregate principal amount tendered and accepted		-		-		-		(360,736)
Aggregate principal amount issued		-		-		-		409,263

See accompanying notes to Consolidated Financial Statements.
(1)	See note 2(c) and 2 (d)

(2)	See note 2(n)

(3)	See note 20

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

As of December 31, 2014, Bancolombia S.A only has an agency in Panama City, Panama, due to the wind-down process of Bancolombia’s Miami Agency that took place in 2013. This decision was mainly based on the strategy to focus the Bank’s international operations on other markets.

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

Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

Entity	Location	Business	Participation Percentage Dec-2014	Participation Percentage Dec-2013
Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100%	100%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100%	100%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100%	100%
Compañía de Financiamiento Tuya S.A.	Colombia	Financial services	99.99%	99.99%
Factoring Bancolombia S.A. Compañía de Financiamiento (wound up in 2014) (1)	Colombia	Financial services	0.00%	100%
Patrimonio Autónomo Cartera LBC	Colombia	Loan management	100%	100%
Renting Colombia S.A.	Colombia	Operating leasing	100%	100%
Transportempo S.A.S.	Colombia	Transportation	100%	100%
Valores Simesa S.A.	Colombia	Investments	68.57%	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%
CFNS Infraestructura S.A.S. (into liquidation)	Colombia	Investments	99.94%	99.94%
BIBA Inmobiliaria S.A.S. (Formerly Inmobiliaria Bancol S.A.)	Colombia	Real estate broker	100%	100%
Vivayco S.A.S. (into liquidation)	Colombia	Portfolio Purchase	74.95%	74.95%
Uff Móvil S.A.S.	Colombia	Mobile network operator	75.05%	75.05%
FCP Fondo Colombia Inmobiliario S.A.	Colombia	Real estate broker	50.28%	50.28%
Bancolombia Panamá S.A.	Panama	Banking	100%	100%
Valores Bancolombia Panama S.A.	Panama	Securities brokerage	100%	100%
Suvalor Panama Fondo de Inversión S.A.	Panama	Holding	100%	100%
Suvalor Renta Variable Colombia S.A.	Panama	Collective investment fund	100%	100%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100%	100%
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective investment fund	100%	100%
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100%	100%
Banagrícola S.A.	Panama	Investments	99.16%	99.16%
Banistmo S.A.	Panama	Banking	98.12%	98.12%
Banistmo Investment Corporation S.A.	Panama	Trust	98.12%	98.12%
Financiera Flash S.A.	Panama	Financial services	98.12%	98.12%
Grupo Financomer S.A.	Panama	Financial services	98.12%	98.12%
Leasing Banistmo S.A.	Panama	Leasing	98.12%	98.12%
Seguros Banistmo S.A.	Panama	Insurance company	98.12%	98.12%
Securities Banistmo S.A.	Panama	Purchase and sale of securities	98.12%	98.12%
Banistmo Capital Markets Group Inc	Panama	Purchase and sale of securities	98.12%	98.12%
Anavi Investment Corporation S.A.	Panama	Real estate broker	98.12%	98.12%
Williamsburg International Corp.	Panama	Real estate broker	98.12%	98.12%
Van Dyke Overseas Corp.	Panama	Real estate broker	98.12%	98.12%
Desarrollo de Oriente S.A.	Panama	Real estate broker	98.12%	98.12%
Bien Raices Armuelles S.A.	Panama	Real estate broker	98.12%	98.12%
Steens Enterpresies S.A.	Panama	Portfolio holder	98.12%	98.12%
Ordway Holdings S.A.	Panama	Real estate broker	98.12%	98.12%
Inversiones Castan S.A. (wound up in 2014) (2)	Panama	Real estate broker	0.00%	98.12%
Financomer S.A.	Panama	Financial services	98.12%	98.12%
Banistmo Asset Management Inc	Panama	Purchase and sale of securities	98.12%	98.12%

Entity	Location	Business	Participation Percentage Dec-2014	Participation Percentage Dec-2013
M.R. C Investment Corp.	Panama	Real estate broker	98.12%	98.12%
Inmobiliaria Bickford S.A.	Panama	Real estate broker	98.12%	98.12%
Banco Agrícola S.A.	El Salvador	Banking	97.35%	97.35%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.35%	97.35%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.35%	97.35%
Valores Banagricola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100%	100%
Capital Investments SAFI S.A.	Peru	Trust	100%	100%
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100%	100%
Leasing Perú S.A.	Peru	Leasing	100%	100%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81%	98.81%
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100%	100%
Suleasing International USA, Inc.	USA	Leasing	100%	100%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100%	100%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%	99.16%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%	99.16%

(1)	In April 2014, Bancolombia S.A.’s board of directors approved the assumption of all assets and liabilities of its wholly owned subsidiary, Factoring Bancolombia; which became effective on October, 2014 with prior consent of the SFC by means of Resolution 1,464 dated as of August 26, 2014. As a result of this transaction, Bancolombia S.A. received assets and contracts, and assumed liabilities for an amount of COP 855,831 and COP 768,791, respectively. Beginning on October, 2014, Bancolombia S.A. started to provide factoring services to customers which were previously provided by Factoring Bancolombia.

The following table sets forth the transfer of the Factoring Bancolombia’s assets and liabilities:

Assets	Amount of the transfer
Cash and due from banks	COP	3,006
Investments		22,165
Loans and accrued interest, net		830,083
Foreclosed assets		231
Premises and equipment		346
	COP	855,831
Liabilities
Deposits	COP	(681,212)
Accrued payable		(25,740)
Other liabilities		(61,839)
	COP	(768,791)

Cash paid by Bancolombia S.A.	COP	87,040

(2)	Investment Castan was liquidated by Banistmo during 2014.

The Bank holds the majority voting rights in Prosicol E.U, which was not included in the Consolidated Financial Statements due to the fact that this company is in a development stage.

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

(b) Translation of Foreign Currency Transactions and Balances

Translation of financial statements in foreign currency

The balance sheet accounts are converted to Colombian pesos using the exchange rate applicable at the end of the year (except equity accounts which are translated at the historical exchange rate). The exchange rate at December 31, 2014 and December 31, 2013 were COP 2,392.46 and COP 1,926.83 per USD 1, respectively. For income accounts the average exchange rate was used. The average exchange rate for the periods ended December 31, 2014 and 2013 were COP 2,000.68 and COP 1,868.90 per USD 1, respectively. Exchange differences originated in balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the consolidated statements of Stockholders’ Equity and the exchange differences originated in the consolidated statements of operations accounts are recorded as “Foreign exchange gain (loss)” in the Consolidated Statements of Operations.

Transactions in foreign currency

Transactions and balances in foreign currencies are converted by the Bank and its Subsidiaries to Colombian pesos using the exchange rates applicable on the corresponding dates when the transactions were originated, as established by the SFC. The exchange rates at December 31, 2014 and December 31, 2013 are those stated above.

Exchange rate differences arising from adjustments and remeasurements of assets and liabilities denominated in foreign currencies are recorded in the Consolidated Statements of Operations.

(c) Convenience Translation to U.S. Dollars

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of COP 2,392.46 per USD 1, which corresponds to the representative market rate calculated on December 31, 2014 the last business day of the year (the “Representative Market Rate”).  The Representative Market Rate is computed and certified by the SFC, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to deal in foreign exchange transactions (including Bancolombia S.A.). This translation may not be construed to represent that the Colombian peso amounts represents or have been, or could be converted into, U.S. Dollars at that or any other rate. For further details about the consolidated foreign currency assets and liabilities converted into U.S. Dollars, see Note 3 “Transactions in Foreign Currency”.

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

(f) Real Value Unit Rate (UVR)

The operations that the Bank carries out with regard to mortgage loans linked to the “Unidad de Valor Real” (the “Real Value Unit” or “UVR”) are adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2014 and 2013, were COP 215.0333 and COP 207.8381, respectively. The UVR rate corresponds to the monthly variance of the Indice de Precios al Consumidor (the “IPC” or “Colombian Consumer Index Price”) during the calendar month immediately prior to the month for which the UVR rate is being calculated. In light of the above, the annualized UVR rate increased at December 31, 2014 and 2013 by 3.46% and 1.78%, respectively.

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

Available for Sale Securities

These are investments which do not fall into either of the above classifications, for which the investor has the stated intention and legal, contractual, financial and operational capacity to hold the investments for at least six months from the date of classification. Investments intended to be held for less than six months are classified as trading securities. According to the External Circular 033 of 2013, the entity must re-classify, when necessary, the available for sale security into the other classifications the following day after the minimum period of time has lapsed, otherwise the security falls into the available for sale classification for another six months.

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

In connection with investments held by the Bank’s foreign subsidiaries, the issuer’s stockholders equity is adjusted to follow the accounting practices required, before applying the valuation method described in b. above, and then converted by the Bank to Colombian pesos using the Exchange Rate authorized by the SFC.

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

Probability of Default is calculated based on the following matrices authorized by the SFC according to the type of portfolio:

Commercial loans

MATRIX A (2)
Rating	Large Corporations(1)	Medium Corporations(1)	Small entities(1)	Individuals(1)
AA	1.53%	1.51%	4.18%	5.27%
A	2.24%	2.40%	5.30%	6.39%
BB	9.55%	11.65%	18.56%	18.72%
B	12.24%	14.64%	22.73%	22.00%
CC	19.77%	23.09%	32.50%	32.21%
Default	100.00%	100.00%	100.00%	100.00%

MATRIX B (2)
Rating	Large Corporations(1)	Medium Corporations(1)	Small entities(1)	Individuals(1)
AA	2.19%	4.19%	7.52%	8.22%
A	3.54%	6.32%	8.64%	9.41%
BB	14.13%	18.49%	20.26%	22.36%
B	15.22%	21.45%	24.15%	25.81%
CC	23.35%	26.70%	33.57%	37.01%
Default	100.00%	100.00%	100.00%	100.00%

(1)	The following table presents the classification of corporations by its level of assets, to determine the range in which their loans should be evaluated:

Size of the Corporation	Level of assets in SMMLV	COP
Large Corporations	More than 15,000	More than 9,240
Medium Corporations	Between 5,000 and 15,000	Between 3,080 and 9,240
Small Corporations and/or Entities	Less than 5,000	Less than 3,080

SMMLV means the effective legal minimum monthly salary (Salario Mínimo Mensual Legal Vigente). In 2014, the effective SMMLV in Colombia was COP 616,000 (in pesos).

(2)	In accordance with the External Circular 035 issued by the SFC, matrix A corresponds to the individual future credit risk (counter-cyclic) obtained by the difference between the total individual allowance and the individual allowance and matrix B corresponds to the individual future credit risk (counter-cyclic) obtained by the difference between the individual allowance and the total individual allowance.

Consumer loans

MATRIX A (1)
Rating	Vehicles	Others	Credit Cards
AA	0.97%	2.10%	1.58%
A	3.12%	3.88%	5.35%
BB	7.48%	12.68%	9.53%
B	15.76%	14.16%	14.17%
CC	31.01%	22.57%	17.06%
Default	100.00%	100.00%	100.00%

MATRIX B (1)
Rating	Vehicles	Others	Credit Cards
AA	2.75%	3.88%	3.36%
A	4.91%	5.67%	7.13%
BB	16.53%	21.72%	18.57%
B	24.80%	23.20%	23.21%
CC	44.84%	36.40%	30.89%
Default	100.00%	100.00%	100.00%

(1)	In accordance with the External Circular 035 issued by the SFC, matrix A corresponds to the individual future credit risk (counter-cyclic) obtained by the difference between the total individual allowance and the individual allowance and matrix B corresponds to the individual future credit risk (counter-cyclic) obtained by the difference between the individual allowance and the total individual allowance.

In accordance with the instructions issued by the SFC and due to the cumulative phase that took place during the years 2014 and 2013, the Bank used matrix B in order to calculate its individual current credit risk (pro-cyclic).

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

Commercial loans

Collateral	LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Guarantees not accepted as collateral	55%	0	100%	1 onwards
Financial collateral: FNG and FAG (1)	12%	0-359	70%	360-539	100%	540 onwards
Real estate – commercial and residential	40%	0	60%	1-89	80%	90-209	100%	210 onwards
Assets leased in leasing agreements	45%	0	90%	1-89	100%	90 onwards
Other collaterals	50%	0	90%	1-89	100%	90 onwards
Rights in trust guarantees and others	45%	0	60%	1-89	80%	90-209	100%	210 onwards
Without collateral or not accepted for local purposes	55%	0	100%	1 onwards

Consumer loans

Collateral	LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Guarantees not accepted as collateral	75%	0	90%	1-29	90%	30-89	100%	90 onwards
Financial collateral: FNG and FAG (1)	12%	0- 359	70%	360-539	100%	540 onwards
Real estate – commercial and residential	40%	0	80%	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements- real estate	35%	0	80%	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements – other than real estate	45%	0	85%	1-29	90%	30-89	100%	90 onwards
Other collaterals	50%	0	85%	1-29	90%	30-89	100%	90 onwards
Rights in trust guarantees and others	45%	0	80%	1-29	90%	30-89	100%	90 onwards
Without collateral or not accepted for local purposes	75%	0	90%	1-29	90%	30-89	100%	90 onwards

(1)	Collateral provided to the clients by local government entities named:

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

The tables set forth below show the percentages applied on collateral for maintaining individual allowances according to the instructions issued by the SFC:

For Small Business Loans

Past-due	Percentage
0 – less than 12 months	70%
More than 12 months – less than 24 months	50%
More than 24 months	0%

For Mortgage Residential Loans

Past-due	Percentage
0 – less than 18 months	70%
More than 18 months – less than 24 months	50%
More than 24 months – less than 30 months	30%
More than 30 months – less than 36 months	15%
More than 36 months	0%

Allowances are calculated based on the following matrix authorized by the SFC:

Risk Rating	Mortgage Residential Loans
	Principal outstanding		Accounts receivables
	With Collateral	Without Collateral
A – Normal	1%	1%	1%
B – Acceptable	2.20%	3.20%	100%
C – Appreciable	60%	60%	100%
D – Significant	100%	100%	100%
E – Unrecoverable	100%	100%	100%

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

Other provisions

The Bank and its subsidiaries Leasing Bancolombia S.A. and Tuya S.A. also record other allowances for specific clients in addition to minimum allowances required by the SFC, bearing in mind specific risk factors affecting clients, including macroeconomic, industry and any other factors that could indicate early impairment.

At December 31, 2014, and 2013 additional allowances were as follows:

Type of Loan	2014		2013
Commercial	COP	478,782	COP	385,249
Consumer		10,204		138,200
Mortagage		13		5
Small Business Loans		873		1,285
Total	COP	489,872	COP	524,739

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

According to the SFC regulations any residual beneficial interest retained by the Bank in a securitization process must be recorded as a held to maturity investment in an amount equal to the value established for the beneficial interest in the balance sheet of the SPE created for such purpose. Before 2008 residual beneficial interests were not recognized. As a result, the Bank recognized residual beneficial interests in 2014, 2013 and 2012 in investment securities increasing income amounting to COP 2,492, COP 3,744 and COP 43,233, respectively.

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

Deferred Charges

•	The discount on the issuance of long-term debt is amortized over the term of the debt on a straight-line basis.

•	Contributions and memberships are amortized over the period prepaid.

•	Deferred tax asset is recorded as deferred charges, as explained below in (s) Deferred income tax.

•	During the year 2013, the scope of the major project to renew the Bank’s technological infrastructure, named Innova, was redefined and the project is only focused on the development of technological support for the credit / debit cards operations and the ‘core’ business transactions. The viability of the project and the capacity of the internally developed software to generate future economic benefits that will flow to the Bank are assessed periodically, and when those criteria are not met, related costs are recorded as expense as they are incurred. Accounting guidelines in the case of the redefined Innova project are as follows:

(a)	Software licenses and fees and other payments that directly relate to software development are deferred and then amortized over a period of 36 months, from the date when the software begins to be used in the Bank’s operations. The fee invoices that amounted to less than COP 50 have been recognized as an expense on an accrual basis.

(b)	Payroll for employees directly associated with the project is recorded as an expense on an accrual basis.

(c)	The fees not directly related to software development and other indirect costs (gap analysis, training, replacing internal resources, etc) are recorded as an expense on an accrual basis.

•	Software licenses and fees and other payments greater than COP 120 that directly relate to software development, other than the Innova project, are deferred and then amortized over a period of 36 months, from the date when the software begins to be used in the Bank’s operations. Payments less than COP 120 are recorded as an expense in operations as expensed as incurred.

•	During 2010, new regulations required Colombian companies to calculate Equity tax only once for the next four years as of January 1, 2011 and payable in 8 semi-annual installments over four years without interest. The amount computed, was recorded as a deferred asset to be amortized against the balance of local special account named “Revaluation of equity” in the stockholders’ equity (which was originated when in the past companies recorded inflation adjustments) on a straight line basis over the four year period beginning with 2011, if the balance in this account is insufficient to cover the amount of the equity tax, the difference is recorded as expense in the consolidated statements of operations. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. As of December 31, 2013, the parent company has amortized the remaining of the deferred amount against equity.

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

For purposes of the goodwill recorded in the acquisitions of Banagrícola and its subsidiaries and UFF Móvil, the goodwill is being amortized on a straight-line basis over 20 years since the Bank considers this method properly reflects the pattern in which the future economic benefits are expected to be received.

In the case of goodwill acquired by the Bank and its subsidiaries before 2008 the amortization term was ten years and three years for goodwill recorded in the subsidiaries Banagrícola and Inversiones Financieras Banagrícola S.A., respectively. Goodwill from the acquisition of Renting Colombia is being amortized by Leasing Bancolombia over a period of five years on a straight-line basis.

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

In October, 2013, Bancolombia S.A., acquired 100% of the commom shares and voting rights and 90.1% of preferred shares of HSBC Bank (Panama) S.A., which changed its name to Banistmo.

As result of the Banistmo’s acquisition, the Bank recorded goodwill amounting to USD 1,567,067, which is the difference between the price paid and the net book value of the assets and liabilities acquired under Colombian GAAP and it is being amortized on a straight-line basis over 10 years.

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

Law 1739 of 2014 established the surcharges to the taxable income for CREE for the entity’s tax basis above COP 800, considering: applicable statutory tax rate of 5% for the year 2015, 6% for the year 2016, 8% for the year 2017 and 9% for the year 2018; which implied recognizing tax rate adjustments related to the reversal of temporary differences.

(v) Legal Retirement Pensions

Under Colombian law, employee pension obligations are managed as a defined contribution. Retirement pension liabilities are calculated on an actuarial basis, considering economic and demographic assumptions such as salary increases, cost of living adjustment, mortality and disability. The Bank’s pension liability as of December 31, 2014 and 2013 was fully amortized.

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

(ac) Net Income per Share

To determine net income per share, the Bank uses the weighted average of Preferred and Common Shares outstanding during the accounting period. During the years ended on December 31, 2014 2013 and 2012, the Bank’s weighted average of Preferred and Common Shares outstanding were 941,936,589; 851,827,000 and 845,531,918, respectively.

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

The technical framework is based on the IFRS and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and by the Standing Interpretations Committee (SIC) related interpretations, as translated in Spanish at December 1, 2014, by the International Accounting Standard Board (IASB).

Furthermore, Decree 2784 modified by Decree 3024 of 2013, establishes that the transition period took place during year 2014, and all the entities are required to prepare the opening balance sheet under IFRS at January 1, 2014. Accounting regulations based on the new framework are effective for annual and interim fiscal years beginning after December 31, 2014.

During the year 2014, the transition period, entities must keep records of their financial situation under the new regulation established by Decree 2784 as well as under the current Colombian GAAP.

During year 2013, the Bank prepared an implementation program approved by the Board of Directors, specifying the major milestones and the key personal required for running and overseeing the convergence process.

For the year ending December 31, 2014, entities must prepare their financial statements under the current framework established by the Decrees 2649 and 2650 of 1993. Entities are required to prepare the comparative financial statement under the new regulation established by Decree 2784 of 2012, amended by the Decrees 3023 of 2013 and 2615 of 2014, from the year ending December 31, 2015 onwards.

(3) Transactions in Foreign Currency

Colombian regulations define the limit on the amount of foreign-currency assets and liabilities as 20% of the Bank’s Technical Capital. As of December 31, 2014 and 2013, the Bank was in compliance with these regulations.

Substantially all foreign currency holdings are in U.S. Dollars. The consolidated foreign currency assets and liabilities of the Bank at December 31, 2014 and 2013, converted to USD based on exchange rates in effect at the respective balance sheet dates, were as follows:

	2014		2013

Assets:
Cash and due from banks	USD	2,532,013	USD	2,346,066
Funds sold and securities purchased under agreements to resell		570,546		1,064,229
Investment securities		1,629,996		1,943,769
Loans, net		15,413,718		14,049,812
Customers’ acceptances and derivatives		2,413,504		(567,168)
Accounts receivable		236,783		296,825
Premises and equipment, net		199,249		202,539
Goodwill		1,652,570		1,851,259
Other assets		614,100		587,106
Total foreign currency assets	USD	25,262,479	USD	21,774,437
Liabilities:
Deposits		13,218,223		12,173,012
Bank acceptances outstanding and derivatives		2,909,506		82,761
Borrowings from development and other domestic banks		43,530		18,720
Interbank borrowings		4,006,304		4,087,954
Long term-debt		3,464,709		3,970,753
Other liabilities		783,236		824,150
Total foreign currency liabilities		24,425,508		21,157,350
Net foreign currency asset position	USD	836,971	USD	617,087

At December 31, 2014 and 2013, the net foreign exchange proprietary trading assets amounted to USD 167,828 and USD 189,937 respectively, which meet the legal requirements.

At December 31, 2014, the participation in the consolidated assets and liabilities in foreign currency of foreign subsidiaries represents 64.82% and 60.83% respectively, and for the year ended at December 31, 2013, 71.16% and 68.17%, respectively.

(4) Cash and Due from Banks

The balances of cash and due from banks consisted of the following:

	2014		2013

Colombian peso denominated:
Cash	COP	3,395,988	COP	2,951,173
Due from the Colombian Central Bank		1,657,639		3,899,251
Due from domestic banks		80,551		54,340
Remittances of domestic negotiated checks in transit		3,160		3,122
Allowance for cash and due from banks		(2,253)		(916)
Total local currency denominated		5,135,085		6,906,970

Foreign currency denominated:
Cash		511,091		341,050
Due from the Colombian and El Salvador Central Bank		1,543,261		742,130
Due from foreign banks		3,896,120		3,303,144
Remittances of foreign negotiated checks in transit		107,268		143,468
Allowance for cash and due from banks		-		(9,321)
Total foreign currency denominated		6,057,740		4,520,471
Total cash and due from banks	COP	11,192,825	COP	11,427,441

(5) Investment Securities

Investments in trading securities consisted of the following:

	2014		2013

Trading Securities

Colombian peso denominated:
Colombian Government	COP	6,173,970	COP	5,609,704
Government entities		9,349		44,545
Financial institutions		189,571		304,985
Corporate bonds		32,312		91,443
Equity securities		146,561		170,371
Total local currency denominated		6,551,763		6,221,048

Foreign currency denominated:
Colombian Government		69,795		107,462
Foreign Governments		501,703		360,053
Financial institutions		22,271		2,805
Corporate bonds		10,190		16,700
Equity securities		277,281		241,616
Total foreign currency denominated		881,240		728,636
Total trading securities		7,433,003		6,949,684
Allowance for trading securities		(901)		-
Total trading securities, net	COP	7,432,102	COP	6,949,684

The foreign currency denominated securities issued or secured by the Colombian Government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 2.18% and 2.79% for 2014 and 2013, respectively.

Investments in available for sale securities consisted of the following:

Available for sale - Debt securities	2014		2013

Colombian peso denominated:
Financial institutions	COP	150,948	COP	276,700
Total local currency denominated		150,948		276,700

Foreign currency denominated:
Colombian Government		135,507		58,719
El Salvador Central Bank		23,638		24,585
Government entities(1)		50,443		59,251
Foreign Governments		1,259,549		1,253,765
Financial institutions		139,572		86,180
Other		57,877		43,944
Total foreign currency denominated		1,666,586		1,526,444
Total Available for sale - Debt securities		1,817,534		1,803,144
Valuation allowance for available for sale securities		(4,484)		(3,466)
Total available for sale securities, net	COP	1,813,050	COP	1,799,678

(1)	This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the Government of El Salvador.

The Bank received proceeds from sales of COP 2,067,016 and COP 1,949,181 of available for sale debt securities during the years ended December 31, 2014 and 2013, respectively.

	Participation percentage at December 31, 2014	2014		Participation percentage at December 31, 2013	2013
Available for sale - equity securities

Banco Agromercantil de Guatemala (1)	40.00%	COP	615,066	40.00%	COP	418,286
Sura Asset Management S.A. (Colombia)	3.65%		351,748	3.65%		283,289
Grupo Odinsa S.A. (2)	13.91%		195,413	13.50%		196,416
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	20.58%		86,993	20.58%		86,993
Inversiones Inmobiliaria Arauco Alameda (3)	22.50%		77,618	22.50%		62,536
EPSA S.A. ESP	1.96%		62,343	1.96%		62,343
Bolsa de Valores de Colombia	8.63%		32,035	8.63%		34,165
Titularizadora Colombia S.A.(4)	26.98%		26,645	21.25%		14,743
Avefarma S.A.S.	21.00%		20,423	21.00%		20,423
TELERED	14.83%		14,490	15.00%		11,670
CIFI (Corporación para el financiamiento y la infraestructura)	9.26%		11,962	9.26%		9,634
Enka de Colombia S.A.	6.60%		9,523	6.60%		6,547
Panamerican Farmaceutical Holding INC	21.00%		9,091	21.00%		7,322
Concesiones CCFC S.A.	25.50%		7,223	25.50%		7,223
Cadenalco S.A. Titularización	3.33%		5,472	3.33%		5,296
Depósito Centralizado de Valores de Colombia Deceval S.A.	13.59%		4,738	13.59%		4,738
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Banco Latinoamericano de exportaciones BLADEX S.A.	0.19%		2,006	0.19%		1,791
Concesiones Urbanas S.A.	33.33%		1,037	33.33%		1,037
Other			33,188			29,402
Total equity securities		COP	1,571,410		COP	1,268,250

Valuation allowance for equity securities			(960)			(1,681)
Total equity securities, net		COP	1,570,450		COP	1,266,569

(1)	On January 23, 2014, the Bank’s subsidiary, Bancolombia Panamá increased its investment in Banco Agromercantil de Guatemala through capitalization for USD 40,000.
(2)	During April 2014, the Bank’s subsidiary, Inversiones CFNS increased its stock participation in Grupo Odinsa by means of the distribution of dividends in shares corresponding to 724,069 common shares.
(3)	During the year 2014, the Bank’s subsidiary, Banca de Inversion Bancolombia increased its investment in Inversiones Inmobiliaria Arauco Alameda through capitalization for COP 15,082, corresponding to 1,508,220 common shares.
(4)	During March 2014, the Bank increased its stock participation in Titularizadora Colombiana S.A. through a purchase of 3,432,219 common shares for COP 11,902.

Dividends received from equity investments amounted to COP 78,337, COP 63,007 and COP 47,610 for the years ended December 31, 2014, 2013 and 2012, respectively.

The following equity securities are impaired under COLGAAP and the Bank has recognized the impairment amounts:

	2014(1)			2013(1)
		Valuation			Valuation
	Category	Allowance		Category	Allowance

Adara Venture	C	COP	941	C	COP	863
Fogansa S.A.	E		19	E		-
HSBC PIc Inc	A		-	A		416
SANEAL	E		-	A		402

		COP	960		COP	1,681

(1)	As of December 31, 2014 and December 31, 2013, the Bank recorded impairment allowances amounted to COP 960 and COP 1,681, respectively, related to the aforementioned equity securities held by its subsidiaries Banistmo and Banca de Inversiones Bancolombia S.A.

Investments in held to maturity securities consisted of the following:

	2014		2013
Held to Maturity Securities

Colombian peso denominated:
Colombian Government	COP	159,246	COP	268,981
Government entities		1,413,651		1,743,790
Financial institutions		939,406		1,030,284
Corporate bonds		-		2,035
Total Colombian-Peso denominated		2,512,303		3,045,090

Foreign currency denominated:
El Salvador Central Bank		-		580,450
Government entities		7,830		25
Foreign Governments		26,922		22,116
Financial institutions		237,501		120,455
Other		79,731		27,202
Total foreign currency denominated		351,984		750,248
		2,864,287		3,795,338
Valuation allowance for Held to Maturity securities		(2,088)		(5,479)
Total Held to Maturity securities, net	COP	2,862,199	COP	3,789,859

As of December 31, 2014 and 2013, the Bank pledged investments securities amounting to COP 1,227,328 and COP 445,652, respectively, as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

The following table summarizes the maturities and weighted average yields of the Bank’s investment debt securities as of December 31, 2014:

	As of December 31, 2014
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
Securities issued or secured by: Foreign currency-denominated(3):
Colombian Government	-	-	164,269	1.94%	41,033	3.18%	-	-	205,302	2.18%
El Salvador Central Bank	23,638	5.74%	-	-	-	-	-	-	23,638	5.74%
Other Government entities	-	-	8,072	3.43%	6,951	5.28%	43,250	3.58%	58,273	3.76%
Other financial entities	100,927	4.68%	252,055	3.04%	44,296	4.72%	-	-	397,278	3.64%
Foreign Governments	722,672	2.93%	633,503	2.68%	404,720	3.86%	25,524	4.52%	1,786,419	3.07%
Others	-	-	111,893	4.14%	19,639	5.25%	15,764	5.74%	147,296	4.46%
Subtotal	847,237	3.21%	1,169,792	2.80%	516,639	3.95%	84,538	4.27%	2,618,206	3.21%

Securities issued or secured by: Peso-denominated(3)
Colombian Government	1,485,076	4.71%	2,683,442	5.18%	946,970	6.44%	45,528	7.16%	5,161,016	5.29%
Other Government entities	1,413,758	0.73%	1,577	5.46%	7,665	7.33%	-	-	1,423,000	0.77%
Other financial entities	209,450	4.55%	126,846	6.08%	479,148	8.32%	312,859	13.08%	1,128,303	8.69%
Others	2,620	3.66%	11,858	5.69%	13,089	6.35%	4,745	7.20%	32,312	6.01%
Subtotal	3,110,904	2.89%	2,823,723	5.22%	1,446,872	7.07%	363,132	12.27%	7,744,631	4.96%
Securities issued or secured by:
UVR-denominated(3)
Colombian Government	695,330	1.86%	409,140	1.76%	67,730	2.81%	-	-	1,172,200	1.88%
Other financial entities	6,932	6.65%	-	-	91,186	5.22%	51,042	9.69%	149,160	6.82%
Subtotal	702,262	1.91%	409,140	1.76%	158,916	4.20%	51,042	9.69%	1,321,360	2.44%
Total (COP)	4,660,403		4,402,655		2,122,427		498,712		11,684,197

(1)	Amounts are net of allowances for decline in value which amounted to COP 6,785 in 2014.
(2)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2014.
(3)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(6) Loans and Financial Leases

Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the SFC, as follows:

December 31, 2014

Rating	Commercial		Consumer		Small loans		Mortgage		Financial leases		Total
“A” Normal	COP	60,249,628	COP	16,016,750	COP	456,861	COP	11,585,000	COP	10,280,006	COP	98,588,245
“B” Acceptable		2,335,419		1,239,650		88,257		404,538		624,408		4,692,272
“C” Appreciable		701,997		610,460		62,151		301,688		144,788		1,821,084
“D” Significant		705,867		439,105		6,401		38,497		164,423		1,354,293
“E” Unrecoverable		486,291		348,836		34,858		189,261		38,407		1,097,653
Total loans and financial leases	COP	64,479,202	COP	18,654,801	COP	648,528	COP	12,518,984	COP	11,252,032	COP	107,553,547

December 31, 2013

Rating	Commercial		Consumer		Small loans		Mortgage		Financial leases		Total
“A” Normal	COP	48,599,320	COP	14,682,044	COP	455,077	COP	9,747,572	COP	9,092,468	COP	82,576,481
“B” Acceptable		1,933,231		820,276		15,187		133,839		302,582		3,205,115
“C” Appreciable		851,942		396,068		9,639		219,977		112,879		1,590,505
“D” Significant		619,566		412,805		8,366		33,109		139,411		1,213,257
“E” Unrecoverable		359,460		290,697		28,498		161,433		34,096		874,184
Total loans and financial leases	COP	52,363,519	COP	16,601,890	COP	516,767	COP	10,295,930	COP	9,681,436	COP	89,459,542

Promissory notes documenting loans amounting to COP 1,515,688 and COP 1,809,043 at December 31, 2014 and 2013, respectively, have been duly endorsed to development banks, as required by applicable laws.

The following table represents a summary of troubled loans restructured:

	2014		2013

Performed by the Bank	COP	2,079,852	COP	1,690,032
Performed under local regulations		303,667		288,310
Interest and other receivables items		24,332		17,900
Trouble loans restructured		2,407,851		1,996,242
Allowances for loan losses		(745,323)		(669,676)
Troubled loans restructured, net	COP	1,662,528	COP	1,326,566

(7) Allowance for Loans, Financial Leases and Accrued Interest Losses

The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

	2014		2013		2012
Balance at beginning of period	COP	4,065,530	COP	3,249,639	COP	2,812,582
Allowance for loan losses for Banistmo and its subsidiaries at October 31,2013.(1)		-		327,877		-
Sale of Asesuisa S.A. and Asesuisa Vida S.A.		-		-		(688)
Provisions for loan losses		3,151,160		2,717,954		2,344,265
Reversal of provisions		(1,614,770)		(1,391,434)		(1,192,067)
Charge-offs		(1,044,152)		(877,318)		(678,506)
Effect of changes in foreign exchange rates		192,405		38,812		(35,947)
Balance at end of year	COP	4,750,173	COP	4,065,530	COP	3,249,639

Ratio of charge-offs to average outstanding loans		1.10%		1.13%		1.07%

Recovery of charged-off loans	COP	241,200	COP	231,396	COP	167,819

(1)	See Note 1 Organization and Background.

Recoveries of charged-off loans are recorded separately in the consolidated statements of operations in the line ‘Recovery of charged-off loans’.

The following table sets forth the activity in the allowance for accrued interest losses:

	2014		2013		2012
Balance at beginning of year	COP	63,745	COP	54,026	COP	43,644
Provision for Banistmo and its subsidiaries at October 31, 2013.(1)		-		4,590		-
Provision		53,469		51,774		48,085
Charge-offs		(19,987)		(19,185)		(15,142)
Reversal of provisions		(31,808)		(27,885)		(22,067)
Effect of changes in foreign exchange rates		1,510		425		(494)
Balance at end of year	COP	66,929	COP	63,745	COP	54,026

(1)	See Note 1 Organization and Background.

(8) Customers’ Acceptances and Derivatives

The Bank’s rights and commitments from customers’ acceptances and derivatives operations were as follows:

	2014		2013
Assets

Customer Acceptances	COP	90,049	COP	38,589

Derivative Assets
Spot Transactions		224		153
Future Contracts		5		-
Forward Contracts		519,871		75,923
Swaps		768,078		454,933
Options		184,701		32,811
Total Derivative Assets		1,472,879		563,820

Total Customer Acceptances and Derivative Assets	COP	1,562,928	COP	602,409

Liabilities

Customers Acceptances		90,049		38,589

Derivative Liabilities
Forward contracts		574,123		62,621
Swaps		567,203		314,099
Options		89,108		49,205
Total Derivative Liabilities		1,230,434		425,925

Total Customers Acceptances and Derivative liabilities	COP	1,320,483	COP	464,514

As a result of the acquisition of Banistmo, the Bank, through its subsidiary Banistmo, has entered into credit derivatives to manage its credit risk. Those derivatives are designated as hedging instruments to protect the Bank against changes in the fair value fluctuations of its subsidiary’s position in debt securities issued by the Panamanian Government (fair value hedge) and to protect against changes in the cash flows of its subsidiary’s portfolio of deposits (cash flow hedge). The hedge effectiveness assessment is performed on a monthly basis consistently throughout the hedging relationship. For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value of the related hedged item concerning to the risk hedged, are reflected in the Statement of Operations. For cash flow hedge, the changes in value of the hedging derivative are reflected in Unrealized gains and losses in the Bank’s stockholders’ equity, as long as the hedge is effective. For additional information on the Bank’s hedging derivatives, see Note 2 Summary of Significant Accounting Policies.

(9) Accounts Receivable

Accounts receivable consisted of the following:

	2014(1)		2013(1)
Advances to suppliers	COP	583,152	COP	444,746
Balance in favor on credit card clearing house		503,380		512,489
Advances on commitments to purchase assets (2)		154,585		87,057
Tax credit		86,768		56,837
Commissions		77,885		73,042
Insurance premium receivables		60,949		72,419
Value Added Tax (VAT) - Asset		48,987		45,942
Treasury operations pending payment by the customers		46,547		3,118
Sale of goods and services		22,285		41,135
Overnight funds sold		21,488		18,148
Fees on international wire transfers		18,952		16,741
Other credit card receivable (joint venture Tuya S.A.)		16,732		20,918
Accounts receivables in branches		9,761		7,469
Margin call		9,666		7,784
Electronic services and agreements		9,395		10,199
Receivables for financing Government´s subsidies on the interest on mortgages		5,771		5,353
Sierras del Chicó and Chicó Oriental		5,330		5,330
Insurance on securitization process		2,608		3,102
Receivables in recovery stage		1,964		5,421
Recoveries of insurances on deposits ("Fogafin")		-		32,876
Other receivables		117,538		153,080
Total accounts receivable		1,803,743		1,623,206
Allowance for account receivable		(97,973)		(85,988)
Account receivable, net	COP	1,705,770	COP	1,537,218

(1)	Includes all accounts receivable except those originated for interest loans.
(2)	On December 31, 2014, this concept corresponds to FCP Fondo Inmobiliario S.A., for the amount paid in advance to buy furniture, according to the sales and purchase contracts.

The changes in allowance for accounts receivable losses are as follows:

	2014		2013		2012

Balance at beginning of year	COP	85,988	COP	76,606	COP	48,236
Provision for Banistmo at October 31, 2013 (1)		-		7,593		-
Sale of Asesuisa S.A. and Asesuisa Vida		-		-		(615)
Provision for uncollectible amounts		109,123		90,473		104,015
Charge - offs		(41,997)		(34,822)		(34,958)
Effect of difference in exchange rate		2,354		590		(586)
Reversal of provision and recoveries		(57,495)		(54,452)		(39,486)
Balance at end of year	COP	97,973	COP	85,988	COP	76,606

(1)	See Note 1 “Organization and Background “.

(10) Premises and Equipment

At December 31, 2014 and 2013 Premises and Equipment consisted of the following:

	2014		2013

Premises and Equipment
Lands	COP	200,945	COP	171,249
Buildings		1,400,012		1,290,165
Furniture, equipment and fixtures		315,186		326,950
Computer equipment		338,413		446,523
Vehicles		88,254		19,653
Construction in progress		913		-
Equipment in transit		1,139,800		983,026
Total		3,483,523		3,237,566
Less Accumulated depreciation		(1,032,350)		(1,035,889)
Allowance for impairment		(12,383)		(10,000)
Premises and equipment, net	COP	2,438,790	COP	2,191,677

Premises and equipment depreciation expense for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 amounted to COP 135,475, COP 100,841, and COP 97,458, respectively.

(11) Premises and equipment under Operating Leases

Premises and equipment under operating leases where the Bank or any of its subsidiaries act as lessor consisted of the following:

	2014		2013
Machinery and equipment	COP	798,896	COP	631,288
Vehicles		1,772,453		1,556,238
Furniture, equipment and fixtures		61,612		54,216
Computer equipment		600,714		542,754
Real estate		1,477,204		1,087,239
Total		4,710,879		3,871,735
Lease payments receivables under lease contracts		58,058		45,541
Less accumulated depreciation		(1,186,821)		(923,365)
Allowance for impairment		(70,812)		(74,730)
Operating Leases, net	COP	3,511,304	COP	2,919,181

Operating lease depreciation expense for the years ended December 31, 2014, 2013 and 2012, amounted to COP 401,654, COP 328,015 and COP 222,144, respectively.

(12) Prepaid Expenses and Deferred Charges

At December 31, 2014 and 2013, prepaid expenses and deferred charges consisted of the following:

	2014		2013
Prepaid expenses:
Insurance premiums	COP	13,952	COP	16,430
Software licenses		16,828		12,912
Equipment maintenance		2,272		1,275
Deferred acquisition costs (DAC) (1)		17,723		13,477
Payroll advances(2)		9,393		5,576
Other		2,764		3,918
Total prepaid expenses	COP	62,932	COP	53,588

Deferred charges:
Equity tax and other contributions(3)		8,185		21,762
Software purchased and related capitalized costs under INNOVA project		81,357		196,794
Software other than under the Innova project		63,192		83,606
Discounts on issuance of bonds		72,255		86,994
Leasehold improvements		30,129		20,116
Commissions		1,172		1,436
Deferred tax asset(4)		200,853		202,197
Other		26,521		24,439
Total deferred charges	COP	483,664	COP	637,344
Total prepaid expenses and deferred charges	COP	546,596	COP	690,932

(1)	Deferred Acquisition Costs (DAC), are associated with the costs incurred in acquiring a new customer, which are deferred over the term of the insurance contract.
(2)	Payroll advances are related to Banistmo and its subsidiaries.
(3)	Since 2007 Colombian tax regulations require companies to pay annually in addition to the income tax, a special tax defined as “Equity tax”, calculated on their net assets on the basis of their tax basis as of January 1 of each year at the statutory tax rate of 1.2%. During 2010 and 2011 a new regulation required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in eight semi-annual installments over four years without interest. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. In accordance with accounting rules in Colombia, this amount was recorded as a deferred asset to be amortized on a straight line until 2013 and an equivalent amount was recorded as an account payable. In 2014 a deferred asset was not recorded as a result of the due date of the special tax aforementioned.
(4)	See Note 2 “Summary of significant accounting policies”, (t) Deferred Tax.

(13) Other Assets

At December 31, 2014 and 2013, other assets consisted of the following:

	2014		2013

Other assets:
Value added tax deductible and withholding taxes	COP	321,356	COP	170,139
Investment in Trust		115,696		49,661
Deposits in derivative operations		154,077		141,203
Assets to place in lease contracts		2,025,669		2,148,104
Inventory		10,412		378
Joint Ventures		8,224		10,241
Other		63,313		70,384
Total other assets	COP	2,698,747	COP	2,590,110

(14)Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	2014		2013		2012

Balance at beginning of the year, net	COP	3,589,203	COP	571,373	COP	679,861
Additions derived from the acquisition of Banistmo S.A. by Bancolombia S.A.(1)		-		2,986,993		-
Acquisition of Uff Movil S.A.S (2)		-		-		21,995
Impairment of Uff Movil´s goodwill(3)		(3,179)		-		-
Other Additions (4)		5		13		12
Refund of the amount paid(5)		(37,684)		-		-
Sale of Asesuisa subsidiary		-		-		(24,146)
Amortization(6)		(397,798)		(78,880)		(45,690)
Effect of change in foreign exchange rate(7)		820,143		109,704		(60,659)
Balance at end of the year, net	COP	3,970,690	COP	3,589,203	COP	571,373

(1)	In October, 2013, Bancolombia acquired 100% of the voting common shares and 90.1% of preferred shares of HSBC (Bank) Panamá S.A. After the transaction date, the bank will operate under the name of Banistmo. The transaction price was USD 2,233,815 and it included Banistmo's subsidiaries.
(2)	In August, 2012, the bank acquired 70% of Uff Movil S.A.S. a telecomunications operator in Colombia. The transaction price was COP 21,000 a sum paid in full on date of the transaction.
(3)	At December 31, 2014, after performing the requiered impairment test, the Bank concluded that there was an impairment of Uff Movil goodwill and recorded an impairment charge for the excess over the fair value amounting to COP 3,179.
(4)	The additions to the goodwill derived from new adquisitions of IFBA by Banco Agricola in the amount of COP 5 during 2014 and the additions from acquisitions of Banagrícola by IFBA in the amount of COP 13 during 2013; besides, the additions derived from acquisitions of Banagrícola by IFBA in the amount of COP 12 during 2012.
(5)	In December 2014, HSBC Latin America Holding refunded COP 59,502 due to adjustments made to the price paid for Banistmo, whereof COP 37,684 corresponds to adjustments directly related to the pricing. This amount was recognized as a reduction of the goodwill and the difference, COP 21,818, was recorded as an income, because those adjustments were recognized by the Bank as higher acquisition expenses.
(6)	Since 2014, Banistmo goodwill is being amortized on a straight-line basis over 10 years.
(7)	The increased is due to the change in the exchange rate by COP 465.63 per 1 USD in 2014.

Goodwill derived from acquisition of Banagrícola, Banistmo, Renting Colombia, and Uff Movil S.A.S are allocated by segments at December 31, 2014 as follows:

Segments	Gross		Net of amortization

Banking El Salvador	COP	1,042,080	COP	614,667
Banking Banistmo		3,749,147		3,339,040
Renting		6,037		-
Mobile network operator		21,995		16,983
	COP	4,819,259	COP	3,970,690

At December 31, 2014, goodwill derived from the acquisition of Banagrícola S.A. and Banistmo and subsidiaries, were tested for impairment by external advisors, using the discounted cash flow methodology. The Bank concluded that there is no impairment of goodwill.

(15) Foreclosed Assets

Foreclosed assets consisted of the following:

	2014		2013

Equity securities	COP	34,183	COP	32,712
Real estate		307,588		315,388
Machinery and Equipment		9,919		2,877
Vehicles		17,044		17,797
Other assets		4,036		5,103
Total		372,770		373,877
Allowance for impairment		(283,279)		(270,312)
Total foreclosed assets, net	COP	89,491	COP	103,565

The following is a summary of equity securities classified as foreclosed assets:

	2014		2013

Procampo Trust	COP	7,044	COP	7,044
Pizano S.A.		11,654		11,654
FibraTolima Trust		1,572		1,572
Calima Resort Trust		1,485		1,485
Líneas Agromar Trust		209		209
Mercantil Nilo		5,981		4,817
C.I. Flores de la Sabana Trust		1,530		1,530
Exportadora Liebes, S.A. de C.V.		3,136		2,612
Other		1,572		1,789
Total	COP	34,183	COP	32,712

The activity in the allowance for foreclosed assets is as follows:

	2014		2013		2012

Balance at beginning of year	COP	270,312	COP	186,116	COP	177,872
Provision		69,279		73,386		60,167
Charge offs		(35,230)		(1,307)		(920)
Recoveries		(56,360)		(44,081)		(42,900)
Sale of Asesuisa		-		-		(280)
Acquisition of Banistmo (1)		-		48,399		-
Effect of changes in foreign exchange rates(2)		35,278		7,799		(7,823)
Balance at the end of year	COP	283,279	COP	270,312	COP	186,116

(1)	On October 28, 2013 The Bank acquired 100% of common shares and 90.1% of preferred shares of Banistmo including its securities, trust, consumer finance businesses and insurance subsidiaries. See Note 1 "Organization and Background".
(2)	The increased is due to the change in the exchange rate by COP 465.63 per 1 USD in 2014.

(16) Reappraisal of Assets and surplus for Reappraisal of Assets

The following table describes reappraisals of assets:

	2014		2013

Reappraisal of Assets, net	COP	1,610,851	COP	1,422,926
Less: proportional revaluation of assets purchased under business combination process (1)		(369,243)		(360,559)
Less: minority interests		(281,485)		(234,361)
Total surplus for Reappraisal of Assets	COP	960,123	COP	828,006

(1)	Refers to the business combination transaction involving Banca Inversión Bancolombia S.A., Leasing Bancolombia, Fiduciaria Bancolombia, Tuya S.A. Compañia de Financiamiento, Valores Bancolombia, Inversiones Financieras Banco Agrícola S.A. and Banistmo S.A. calculated at the respective acquisition dates.

(17) Interbank Borrowings

Interbank borrowings, primarily denominated in U.S. Dollars, at December 31, are summarized as follows:

	2014		2013
Foreign banks
Short-term	COP	6,689,863	COP	5,090,505
Long-term		2,895,059		2,786,287
Total	COP	9,584,922	COP	7,876,792

For the purposes of this classification, short term interbank borrowings, obtained from other banks for liquidity purposes are unsecured.

As of December 31, 2014 and 2013, the average interest rates on U.S. dollar-denominated short term borrowings from foreign banks were 1.03% and 1.43%, respectively.

For long-term interbank borrowings, the weighted interest rate was 2.28% and 2.04% in 2014 and 2013, respectively.

Maturities of interbank borrowings at the end of 2014 were as follows:

	2014

2015	COP	6,689,863
2016		597,602
2017		1,513,357
2018		737,319
2019		1,609
2020 and thereafter		45,172
	COP	9,584,922

The unused credit lines of interbank borrowings at the end of the year 2014 and 2013 were USD 1,783,050 (COP 4,265,876) and USD 1,011,500 (COP 1,948,989), respectively. The increase is due to new alliances and relationships with foreign financial institutions amounting to USD 133,000 and the increased granted by USD 639,000 in existing credit lines of interbank borrowings, both measures have been taken by the Bank in order to diversify its sources of funding.

The maximum amount of borrowing at any month-end during 2014 and 2013 was COP 9,584,922(1) (USD 4,006,304) and COP 8,230,576(1) (USD 4,356,738), respectively.

The minimum amount of borrowing at any month-end during 2014 and 2013 was COP 6,127,908(2) (USD 3,261,694) and COP 1,624,575(2) (USD 914,919), respectively.

(1)	December 2014 and October 2013.
(2)	July 2014 and January 2013.

(18) Borrowings from Development and other domestic banks

The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various government entities.

Loans under these programs generally bear interest from 0.8% to 4.5% above the average rates paid by domestic banks on short-term time deposits. Loan maturities vary depending on the program (ranging from one to 18 years). The bank funds approximately 0% to 1.5% of the total loan balance, with the reminder being provided by the respective government agencies. Loans to customers are in the same currency and maturities as the borrowings from the agencies.

As of December 31, 2014 and 2013, borrowings from domestic development banks and other domestic banks consisted of the following:

	2014		2013

Banco de Comercio Exterior de Colombia (“Bancoldex”)	COP	849,816	COP	1,253,374
Fondo para el Financiamiento del Sector Agropecuario (“Finagro”)		275,082		400,786
Findeter		1,643,293		1,621,577
Other		1,493,430		1,355,563
Total	COP	4,261,621	COP	4,631,300

Interest rates on borrowings from development and other domestic banks averaged 5.4% and 5.9% in 2014 and 2013, respectively, in domestic activities and 3.3% and 3.7% in 2014 and 2013, respectively, in foreign activities. Maturities at December 31, 2014 were as follows:

2015	COP	899,738
2016		521,511
2017		351,650
2018		530,070
2019		295,207
2020 and thereafter		1,663,445
Total	COP	4,261,621

(19) Other Liabilities

Other liabilities consisted of the following:

	2014		2013

Advances	COP	258,281	COP	242,445
Accrued payroll and other severance benefits		239,002		173,872
Deferred tax liability		237,895		159,961
Unearned income(1)		172,523		143,626
Insurance liabilities		158,692		137,954
Accrued pension obligations net of deferred cost		108,717		113,653
Deferred interest on restructured troubled loans		83,887		79,865
Deferred commissions on standby letters		39,034		61,501
Accrued severance under Law 50, net of advances		63,985		55,802
Accrued severance before Law 50, net of advances to employees		14,755		15,224
Deferred profit on sales of assets		4,099		3,182
Other		51,021		63,672
Total	COP	1,431,891	COP	1,250,757

(1)	Unearned income principally consists of prepayments of interest by customers.

In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed the pension obligation for the majority of the Bank's employees.

Pension obligation

The following is an analysis of the Bank’s pension obligations:

	Projected
	pension
	liability		Deferred cost		Net
Balance at December 31, 2011	COP	121,585	COP	(2,990)	COP	118,595
Adjustment per actuarial valuation		9,720		-		9,720
Benefits paid		(9,881)		-		(9,881)
Liability adjustment for changes in actuarial assumptions		(2,990)		2,990		-
Balance at December 31, 2012	COP	118,434	COP	-	COP	118,434
Adjustment per actuarial valuation		9,514		-		9,514
Benefits paid		(9,514)		-		(9,514)
Liability adjustment for changes in actuarial assumptions		(4,781)		-		(4,781)
Balance at December 31, 2013	COP	113,653	COP	-	COP	113,653
Adjustment per actuarial valuation		9,509		-		9,509
Benefits paid		(9,509)		-		(9,509)
Liability adjustment for changes in actuarial assumptions		(4,936)		-		(4,936)
Balance at December 31, 2014	COP	108,717	COP	-	COP	108,717

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

	2014	2013	2012
Technical interest rate	4.80%	4.80%	4.80%
Future pension increases	2.41%	2.99%	3.26%

(20) Long-Term Debt

Companies are authorized by the SFC to issue or place ordinary bonds or general unsecured bonds.

Long-term debt consists of bonds issued by Bancolombia S.A. and by its subsidiaries, Banco Agrícola, Leasing Bancolombia, Tuya S.A. Compañia de Financiamiento and Renting Colombia.

2014
Issuer	Currency	Originally issued		Balance		Rate
Bancolombia S.A.	Local	COP	4,134,297	COP	2,755,558	4.95% –14.18%
Bancolombia S.A.	Foreign	USD	3,246,970		7,768,246	5.19% – 6.99%
Leasing Bancolombia	Local	COP	2,634,424		2,477,619	5.6% – 10.90%
Banco Agricola	Foreign	USD	217,739		520,932	4.43% – 5.32%
Renting Colombia	Local	COP	360,000		16,000	IPC + 5.90%
Tuya S.A. Compañia de Financiamiento	Local	COP	144,500		144,500	IPC+2%
Total Long term debt				COP	13,682,855

2013
Issuer	Currency	Originally issued		Balance		Rate
Bancolombia S.A.	Local	COP	3,619,148	COP	2,240,409	4.32% –14.18%
Bancolombia S.A.	Foreign	USD	3,967,458		7,258,311	4.25% – 6.99%
Leasing Bancolombia	Local	COP	2,462,705		2,280,400	4.49% – 10.90%
Banco Agricola	Foreign	USD	550,000		392,655	4.25% – 5.40%
Renting Colombia	Local	COP	360,000		16,000	IPC + 5.90%
Tuya S.A. Compañia de Financiamiento	Local	COP	140,500		140,500	IPC+2%
Total Long term debt				COP	12,328,275

The scheduled maturities of long term-debt at December 31, 2014 are as follows:

2015	COP	499,872
2016		310,318
2017		805,668
2018		774,953
2019		616,546
2020 and there after		10,675,498
Total	COP	13,682,855

Local market:

On September 24, 2014, the Bank offered in the Colombian market its public offering of its Subordinated Notes in an aggregate amount of COP 750,000, with the possibility of allocating an additional amount of up to COP 250,000. The total allocated amount was COP 988,252.

The Subordinated Notes were allocated as follows:

Series	D10		D15		D20
Demanded Amount	COP	556,352	COP	371,500	COP	328,500
Allocated Amount	COP	373,752	COP	360,000	COP	254,500
Maturity.		10 years		15 years		20 years
Maximum rate under the offering notice		IPC+4.60%E.A.		IPC+4.90%E.A.		IPC+5.10%E.A.
Cut-off rate		IPC+4.29%E.A.		IPC+4.65%E.A.		IPC+4.79%E.A.

(21) Accrued Expenses

Accrued expenses consisted of the following:

	2014		2013

Labor Obligations	COP	245,782	COP	232,386
Fines and Sanctions (1)		88,738		73,611
FICAFE Contingency (2)		32,253		28,471
Membership Program		24,903		20,306
Accrued liabilities for services fees		16,057		14,839
Management and success commission		-		10,773
Accrued expenses in joint venture with Almacenes Éxito		-		179
Income tax payable		-		52
Other		28,599		42,686
Total	COP	436,332	COP	423,303

(1)	See Note 26 “Contingencies” (c).
(2)	As a result of Banagricola's acquisition, the Bank for the year ended December 31, 2007 has established an allowance available to absorb probable losses inherent in the FICAFE investment, booked through its subsidiary, Banco Agrícola. FICAFE investment consists of fiduciary's securities, issued by the Foundation of Enviromental Preservation of Coffee-producing lands established by the Salvadorian government. (See note 5, "Investment Securities").

1)	Income tax

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

d) For the purposes of computing the amount of dividends taxed and those dividends which are not subject to income tax, from 2014 onwards, the tax regulation permits that discounts paid in foreign transactions and the figures of “carry forward” and “carry back” being taken into account.

e) Deferred tax assets or liabilities must be recorded for all temporary differences raised in the current period based on consolidated statement of operations when comparing the amount of recognized income and expenses for accounting and tax purposes concerning to investment securities, derivatives contracts, dividends declared pending to be paid, accrued expenses, among others, which implied a tax deferral of the income tax and Impuesto sobre la Renta para la Equidad (“CREE”) as of December 31, 2014 and 2013. Deferred tax asset or liability is derecognized once the timing differences are reverted.

f) Deductions from taxable income related to special allowance calculated on their performing premises and equipment purchased during the year were applicable until fiscal year 2010. Notwithstanding, the Bank’s subsidiaries Renting Colombia and Leasing Bancolombia are able to continue deducting from their taxable income basis the 40% of the purchased assets during the period due to the special agreements (“Estabilidad Jurídica”) signed with the tax authorities.

2)	Impuesto sobre la Renta para la Equidad (“CREE”)

a) Pursuant to law 1607 of 2012, Congress introduced the Impuesto sobre la Renta para la Equidad (“CREE”) at the statutory tax rate of 9%, which must be calculated annually for companies and individuals subject to income tax under the Colombian tax regulatory regime.

b) All events capable of increasing the entity’s taxable net assets must be consider as an event to be taxed under the CREE criteria.

c) The basis to determine the taxable income for CREE may include all the gross income recognized during the year that increased the entity’s taxable net assets, except for occasional income and non-taxable income.

The taxable income for CREE is calculated based on ordinary taxable income, limiting some deductions that are taken for the computation of the ordinary income tax such as donations, contributions made to voluntary funds, performing premises and equipment purchased during the year, compensation of tax loss carryforwards, among others.

The minimum basis to determine the taxable income for CREE for the year may not be below 3% of an entity’s taxable net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year.

3)	Equity tax

Pursuant to law 1370 of 2009, it is required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annual installments over four years without interest. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002 and it was fully paid before 2014.

4)	Intercompany transactions with overseas related parties

Intercompany transactions with overseas related parties in countries considered tax havens, are required for income tax purposes, to be considered as taxable income, by considering the prices and profit margins that should have been used in comparable third parties arm’s-length transactions.

As of the date of the issuance of these financial statements, the transfer pricing analysis for 2013 was concluded with no additional tax provisions required.

5)	Main effects of the Tax reform

Law 1739 was enacted in December 23, 2014. This Law modifies the Tax Code and Law 1607 of 2012. It creates mechanisms to reduce tax evasion and establishes other dispositions.

According to the Constitution of Colombia, article 29, “In penal matters, the permissive or favorable law, even when it is issued afterwards, shall be applied preferably over the restrictive of unfavorable law that existed before the event”. Nevertheless, the same article 29 has stated that “the due process of law shall be applicable for all classes of actions, both judiciary and administrative” and that “no one shall be judged in other way than the established by the laws existing at the moment of the act that is imputed”.

The tax reform introduced, among others, the following changes with effect for the Bank and its Colombian subsidiaries, as follows:

•	Tax on Wealth

From 2015 to 2017 Colombian tax regulations requires companies that pay income tax to pay an annual special defined as “Tax on Wealth”, calculated based on their net assets established on their tax basis equal or above COP 1,000 as of January 1, 2015. Companies with equity for tax purposes above COP 5,000 are required to calculate this tax according to the marginal tax rate as shown below:

Year	Rate
2015	1.15%
2016	1%
2017	0.4%

The tax basis for this Tax on Wealth will be the equity for tax purposes, deducting all the financial obligations and debts owed as of January 1, 2015. For the years 2016 and 2017, the taxable base will be the basis of the year 2015 increased by a quarter of the inflation rate for each year, nonetheless, if the taxable bases for the years 2016 and 2017 are less than the taxable base for the year 2015, companies will be taxed based on their taxable base for the year 2015 decreased by a quarter of the inflation rate for each year.

It must be considered that the taxable base can also be reduced by the taxable net assets value of the shares in Colombian companies owned directly by the taxpayer or through trusts, collective investment funds or voluntary pension funds, as well as stocks owned through voluntary insurance pension plans and individual life insurance pension plans.

According to the Law, this tax will be recognized on January 1 of each year against reserves in the stockholder’s equity or as expense in the Statement of Operations.

Law 1739 requires for foreign companies to calculate the Tax on Wealth based on the assets located in the Colombia, regardless if they are taxpayers or not. Foreign companies are entitled to deduct from the taxable basis the investments in equity securities issued by Colombian companies, financial obligations and interest, and short term borrowings granted to promote foreign trade.

•	Impuesto sobre la Renta para la Equidad (CREE)

a) The statutory tax rate for CREE has been established at 9%.

b) It is established for the fiscal years 2015 to 2018 a surcharge on this tax, applicable to all companies, regardless of whether they are Colombian or foreign taxpayers.

Taxable basis above COP 800 will be taxed based on a surcharge marginal tax at the rate of 5%, 6%, 8% and 9% for the years 2015 to 2018, respectively. Likewise, the Law requires the total advance payment on the value of the surcharge, payable in two installments set by the national government.

c) The tax reform also establishes that all companies that receive dividends and income from foreign operations, once taxed in the foreign for income tax, the tax paid can be deducted by the CREE taxpayer from the taxable base for CREE tax and its surcharge at any time during the four (4) periods subject to the tax. The amount of this deduction should not be greater than the CREE tax and its surcharge computed based on those dividends and income proceeded from foreign operations, which must be paid in Colombia.

d) From the fiscal year 2015 onwards, from the taxable income for CREE the compensation of tax loss carryfowards can be deducted. Likewise, from 2015 to 2020, the taxpayer is able to compensate the excess of the minimum income taxable base for CREE.

•	Income tax

a) The effect of exchange rate on investments is taxed as income, cost or fiscal expense only at the time of the sale or liquidation of the investment.

b) Discount of two points over Value added tax (VAT) is allowed as income tax deduction at the acquisition of productive assets, regardless the good is sold before the end of the useful life of the asset for tax purposes, in which case the portion of the amount of the VAT that represents the fraction of the useful life pending must be taken into account as income taxable base.

c) Payments in cash that take place during the years 2014 to 2018 can be deducted from taxable income base if they meet general conditions for deduction.

d) Financial interest on loans with a maturity greater than 8 years and granted to finance infrastructure projects through Public-Private Joint Ventures will be subject to a 5% withholding tax rate when the amount is paid to companies non-domiciled in Colombia.

•	Annual declaration of assets abroad.

In accordance with Law 1739 companies subject to income tax in Colombia must file annually a declaration of assets held abroad on January 1 of each fiscal year, stating:

a) The tax basis of assets held abroad above 3,580 UVT (COP 98).

b) The jurisdiction where the assets are located.

c) The nature and type of assets.

•	Tax on Financial Transactions (GMF)

The tax reform enacted in 2014, uphold a special tax on transactions through the banking sector (‘COP 4 per thousand´) until the year 2018 and sets a gradual reduction starting in 2019 as follows: 2019, ‘COP 3 per thousand’; 2020, ‘COP 2 per thousand’ and 2021 ‘COP 1 per thousand’. On the other hand, withdrawals using ATM’s are exempted of GMF.

6)	Foreign tax regulations for foreign subsidiaries

Foreign tax regulations in the countries where the Bank has the main foreign subsidiaries provide the following:

a) The Bank’s subsidiaries in Panama: Bancolombia Panamá, Sistema de Inversiones y Negocios S.A., Banagrícola, Suvalor Panamá Fondo de Inversión S.A. and Valores Bancolombia Panamá S.A. and subsidiaries domiciled for tax purposes in Cayman Islands: Bancolombia Cayman S.A. income tax is governed by the Panamanian Tax Code, for which the income obtained from transactions that are performed outside the Republic of Panama are not subject to income tax in Panama, therefore, net incomes obtained by the aforementioned companies are not subject to income tax in Panama.

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

d) Bank subsidiaries incorporated in Peru pay income taxes on taxable income obtained within the country at the statutory rate of 30% until fiscal year 2014. From year 2015 to 2016 tax income will be taxed at a statutory income tax rate of 28%, from year 2017 to year 2018 at 27% and from year 2019 onwards at 26%. If the entity distributes a part of its net income, in accordance with supreme decree 122-94-EF, amended by Law 30296 of 2014, the dividends received by the foreign stockholders will be taxed at a surcharge rate ranging from 4.1% to 6.8% during years 2015 and 2016, for the years 2017 and 2018 the statutory rate will be 8% and from 2019 onwards the statutory rate will be 9.3%. The accumulated profits obtained up to December 31, 2014 will be levied with 4.1% witholding tax no matter the year of its distribution.

Starting 2003, pursuant to law 27804 of 2002, investment funds domiciled in Peru for tax purposes are not subject to income tax, therefore net incomes obtained by Fondo de Inversión Arrendamiento Operativo Renting Peru are not subject to income tax.

e) Profits obtained in Bank foreign subsidiaries are taxable income in Colombia only when they are distributed as dividends on cash basis; however the parent company management has no plans to return to Colombia all those accumulated profits in their foreign operations, nonetheless, any return of those accumulated profits will be taxed at the statutory income tax rate and CREE tax rate applicable at the time. At December 31, 2014, profits accumulated in the Bank foreign operations, Valores Bancolombia Panama, Bancolombia Cayman, Bancolombia Puerto Rico and Bancolombia Panama, amounting COP 1,791,232.

The following is a reconciliation of taxable income before income taxes:

	2014		2013		2012

Income before income taxes	COP	2,467,796	COP	1,932,222	COP	2,169,120
Loss carry-forwards and excess of presumed income		91,200		100,061		195,442
Non-deductible provisions, costs and expenses		509,640		364,000		307,221
Non-taxable or exempt income		(532,775)		(446,917)		(551,992)
Excess of accrued income over unrealized income on trading investments		(71,079)		(59,882)		(99,775)
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry- forwards		(3,872)		(14,930)		(16,108)
Difference between gains on sale of assets for tax purposes and for financial reporting purposes		(23,328)		(63,549)		(16,687)
Unrealized income on derivative financial instruments		(89,698)		18,001		72,742
Special tax allowance for investments in performing assets		(406,079)		(396,889)		(421,326)
Exchange difference on Foreign investments (2)		(320,179)		-		-
Minority interest		3,026		20,889		10,527
Other		(228,137)		(136,732)		(80,415)
Taxable income		1,396,515		1,316,274		1,568,749
Statutory tax rate (weighted average)		25.79%		26.04%		30.84%
Estimated current income tax	COP	360,121	COP	342,757	COP	483,794
Occasional income gains on sales of premises and equipment		13,340		17,624		-
Statutory rate of income tax on occasional income		10.00%		10.00%		-
Estimated current income tax		1,334		1,762		-
Tax for Equity "CREE" (1)		121,664		134,048		-
Deferred income tax expense (benefit)		105,956		(61,472)		(16,720)
Total	COP	589,075	COP	417,095	COP	467,074

(1)	Impuesto sobre la Renta para la Equidad (“CREE”)
(2)	In accordance with the Law 1739 of 2014, the exchange difference on foreing investments are considered as non-taxable upon the time the investment is sold or wound-up.

	2014		2013

Taxable income attibuitable to the Bank and its colombian subsidiaries	COP	894,996	COP	1,012,393
Donations		11,583		9,865
Nontaxable or exempt income housing leases		53,866		72,334
Special tax deduction for Investment in Real Productive Assets		406,079		396,889
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry forwards		296		2,912
Other		(30,969)		(4,971)
Taxable income		1,335,851		1,489,422
Statutory tax rate "CREE"		9.00%		9.00%
Tax for Equity "CREE"	COP	121,664	COP	134,048

Income taxes for the years ended December 31, 2014, 2013 and 2012 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review. (See Note 26).

(22) Subscribed and Paid-in Capital

Subscribed and paid-in capital consisted of the following:

	2014	2013	2012

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000
Issued and outstanding:
Common shares with a nominal value of COP 500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of COP 500 (in pesos)(1)	452,122,416	342,122,416	342,122,416

(1)	On March 3, 2014 the Board of Directors of Bancolombia S.A. approved the terms and conditions of the issuance of one hundred and ten million (110,000,000) Preferred Shares.

The subscription price for each Preferred Share was Twenty Four Thousand Two Hundred pesos (COP 24,200).

Of the total 110 million Preferred Shares to be issued, 82,444,518 million shares were allocated to investors who exercised preemptive rights at a price that is equal or higher than the subscription price set by Bancolombias’ Board of Directors.

Pursuant to Colombian law, minimum regulatory capital for banks is required to be not less than 9% of their total assets weighted by credit risk ratings and credit risk contingencies. Under Decree 1720 of 2001, the calculation of minimum regulatory capital must incorporate market risk in addition to credit risk. This minimum regulatory capital was fully covered in 2014 and 2013. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank’s financial subsidiaries in Colombia and abroad.

As of December 31, 2014 and 2013 the Bank’s consolidated minimum regulatory capital ratio was 13.29% and 10.61%, respectively.

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

Appropriated retained earnings consist of the following:

	2014		2013		2012

Legal reserve (1)	COP	7,749,009	COP	6,410,737	COP	4,518,451
Additional paid-in capital(2)		5,356,119		2,785,534		2,785,534
Other reserves		351,248		564,917		1,391,154
Total	COP	13,456,376	COP	9,761,188	COP	8,695,139

(1)	Includes legal reserve and net income from previous years.
(2)	The increase in the additional paid-in capital in 2014 amounting to COP 2,570,585 resulted from the issuance of preferred shares. For further details about the transaction. See “Note 22 Subscribed and Paid-in Capital”

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

(24) Dividends Declared

Dividends are declared and paid to stockholders based on net income from the previous year based on the unconsolidated financial statements. Dividends were paid as indicated below:

	2015		2014		2013
Preceding year’s unconsolidated net income	COP	1,331,316	COP	1,467,907	COP	1,284,490

Dividends in cash (in Colombian pesos)	COP 830 per share payable in four quarterly installments of COP 208 per share from April 2015 on 509,704,584 and 452,122,416 common and preferred shares, respectively		COP 776 per share payable in four quarterly installments of COP 194 per share from April 2014 on 509,704,584 and 342,122,416 common and preferred shares, respectively		COP 754 per share payable in four quarterly installments of COP 188.50 per share from April 2013 on 509,704,584 and 342,122,416 common and preferred shares, respectively
Total dividends declared	COP	798,316	COP	746,378	COP	642,278
Dividends payable at December 31(1)			COP	195,066	COP	168,387

(1)	The amount of the dividends payable at December 31, is recorded under accounts payable in the consolidated Balance Sheets.

(25) Memorandum Accounts

Memorandum accounts were composed of the following:

	December 31, 2014		December 31, 2013

Trust:
Managed by subsidiary companies	COP	95,023,703	COP	83,057,512

Commitments:
Unused credit card limits	COP	9,349,758	COP	8,618,244
Civil law suits against the Bank		496,599		463,164
Unused letters of credit		2,688,843		2,605,576
Unused lines of credit		6,930,833		4,638,340
Bank guarantees		4,451,071		3,151,213
Approved loans not disbursed		9,438,002		5,318,016
Nation account payable ( 546 Law)		4,106		5,650
Derivatives (notional amounts)		23,372,028		30,176,534
Other		2,610,067		3,817,506

Total	COP	154,365,010	COP	141,851,755

Other memorandum accounts:

	December 31, 2014		December 31, 2013
Memorandum accounts in favor:
Tax value of assets	COP	117,682,310	COP	104,455,718
Assets and securities given in custody		8,654,920		10,422,053
Assets and securities given as collateral		2,013,152		1,999,004
Trading investments in debt securities		6,402,463		5,933,365
Written-off assets		3,454,750		2,843,923
Future lease payment receivables under lease contracts		14,956,518		12,444,670
Investments held to maturity		2,273,772		2,848,441
Inflation adjustments of assets		51,500		58,420
Interest receivables on trading investments in debt securities		186,906		147,759
Investments available for sale in debt securities		150,798		276,209
Remittances sent for collection		81,499		27,844
Amortized debt securities investment		1,678,804		1,678,804
Other memorandum accounts in favor		42,334,030		38,664,623
Total	COP	199,921,422	COP	181,800,833
Memorandum accounts against:
Assets and securities received as collateral	COP	59,883,132	COP	58,157,595
Loans, financial and operating leases classified by credit risk		111,477,141		92,776,374
Assets and securities received in custody		19,909,348		17,646,370
Tax value of stockholders’ equity		18,878,695		12,104,867
Adjustment for inflation of equity		867,738		881,412
Other memorandum account against		85,605,906		69,283,938
Total	COP	296,621,960	COP	250,850,556
Total memorandum accounts	COP	650,908,392	COP	574,503,144

(26) Contingencies

The Parent Company

a.	Legal Proceedings

As of December 31, 2014 and 2013, several ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings were pending against the parent Company for a total aggregate amount of approximately COP 261,773 for 2014 and COP 261,434 for 2013. Provisions were made for COP 5,830 and COP 4,720 respectively.

Depending on the development of the legal proceedings and the concepts given by the legal counsels about the contingencies’ qualifications (probable, reasonably possible or remote, and without being binding to the Bank), the provisions are recorded. See Note 2 Significant Accounting Policies, item (y).

As of December 31, 2014 and 2013, pending legal proceedings on employment matters against the Bank amounted to COP 13,973 and COP 13,419, respectively, the final result of which is not certain at this stage due to the controversial nature of the claims. Provisions for these contingencies amounted COP 2,095 for 2014 and COP 2,517 for 2013.

As of December 31, 2014, individual contingencies with a claimed value higher than COP 5,000 against the Bank, were:

Proceeding		Amount of claim	Probability of occurrence
Constitutional public interest action claim filed by José Reinaldo Bolaños	COP	88,500	Eventual
Ordinary calim by Inversiones C.B. S.A.	COP	40,806	Remote
Constitutional public interest action filed by Carlos Julio Aguilar and others	COP	30,210	Eventual
Ordinary claim by Suescún & Brigard Abogados Consultores Ltda.	COP	8,250	Remote
Recalling Action (Acción Revocatoria) filed by Interbolsa S.A, Sociedad Administradora de Inversión Interbolsa SAI, entity in change of the wind up process of the collective investment fun “Interbolsa Credit”	Unspecified Amount		Remote

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

As of December 31, 2014, discovery was ongoing.

Inversiones C.B. S.A.

In 1997, Conavi (currently Bancolombia), granted a COP 6,000 credit facility to Inversiones C.B.S.A. for a real estate construction Project. The credit agreement provided for multiple disbursements subject to advances in the construction of the project, among other requirements. Due to an interruption of the construction of the project and a default by the builder, Conavi suspended the disbursements, which in the opinion of the plantiff was a breach of the contract that generated consequential damages. The claim filed by the plantiff aimed for payment by the Bank of actual and expectation damages, including loss of profits and corresponding interests, the opportunity cost of capital, the value of the project´s liabilities as well as the effects of inflation.

This contingency is considered to be remote, as the Bank disbursed the funds according to the terms and conditions agreed upon. The Bank argues that the main reasons for the failure of the project were liability ascribed to the plaintiff because of inadequate use of profits, and other external causes, such as the project’s lack of feasibility and the prevailing crisis within the construction sector.

In August, 2010, the court issued the first instance verdict in favor of the Bank, which was later appealed by the plaintiff.

In 2014, the court issued the second instance verdict, once again, in favor of the Bank. As of December 31, 2014 the case was on cassation (petition by Inversiones CB), which was admitted and the plaintiff has to formulate its claims before January 26, 2015.

Carlos Julio Aguilar and others:

This constitutional public interest action was filed by the plaintiff arguing that the restructuring of financial obligations by Departamento del Valle and the performance plan executed, allegedly violates the collective rights to public administration’s morality and the protection of the public funds of Departamento del Valle.

As of December 31, 2014, the proceeding is pending by the rendering of an expert´s opinion concerning the amount of interest charged to Departamento del Valle by the different financial institutions acting as defendants. This process is suspended due to the constitutional public interest action filed by Carlos Aponte, which is in its preliminary stages.

Suescun & de Brigard Abogados Consultores Ltda.

The law firm Suescún & de Brigard Abogados Consultores Ltda., who represented Bancolombia in an arbitration process, filed a suit against the Bank alleging that the settlement agreement reached between the parties to the arbitration proceeding entitled the firm to receive the success fee initially agreed between the Bank and the law firm. On October 25, 2013, the court issued a favorable ruling to the Bank, which was later appealed by the plaintiff and, as of December 31, 2014, the verdict of the appeal was still pending.

Interbolsa S.A., Sociedad Administradora de Interbolsa SAI, Sociedad Liquidadora de la Cartera Colectiva Escalonada “Interbolsa Credit” in liquidation, against Bancolombia S.A and Interbolsa S.A. in judicial liquidation.

The plaintiff seeks the reverse of a payment made to Bancolombia in an amount of COP 71,503, which was made to cancel an obligation of Interbolsa S.A., and its reinstatement in the company’s assets (which is now in judicial liquidation).

As of December 31, 2013, the proceeding (which is conducted by the Colombian Companies Superintendence or Superintendencia de Sociedades de Colombia) was pending, and Bancolombia raised certain exceptions.

As of December 31, 2014, the process is still on its preliminary stages and remains the same.

b.	Tax litigations

DIAN and other entities

Income tax proceedings		Actual		Provision	Probability of occurrence
Income tax for 2006; DIAN’s revised its official assessment, according to which DIAN intended to increase the Bank’s income and ignore cost and deductions, was challenged by the Bank.	COP	41,968	COP	20,984	Probable
Income tax for 2008; Bancolombia filed a lawsuit against DIAN’s official assessment, according to which DIAN intended to increase the Bank’s income and ignore cost and deductions.	COP	66,523	COP	33,443	Probable
Estate tax for 2011, the Bank sued the document which resolves the pre-proceeding, by which a sanction is imposed for correctness of the report.	COP	12,724	COP	6,362	Probable

District of Barranquilla

Industry and Commerce tax	Year	Claim	Provision	Probability of occurrence
The discussion is about stamp duty in favor senior citizens	2005	COP 206	COP 110	Remote
	2006	COP 405	COP 216	Remote

Fiduciaria Bancolombia

As of December 31, 2014, Fiduciaria Bancolombia had the following relevant contingencies.

a.	Legal Proceedings

Proceeding	Current amount	Probability of occurrence
Ordinary proceeding filed by Aseo Total E.S.P.	COP 1,306	Remote
Fiscal responsibility proceeding 009 of 2012 filed by the General Comptroller of Colombia (Contraloría General de la República)	Undetermined	Eventual
Fiscal responsibility proceeding 038 of 2012 filed by the General Comptroller of Colombia	COP 15,482	Probable
Fiscal responsibility proceeding 01917 of 2011 P.A. OPAIN filed by the General Comptroller of Colombia (undetermined amount)	Undetermined	Remote
Constitutional public interest action filed by Jorge Eduardo Núñez Hernández vs. Barrancabermeja Municipality, Fiduciaria Bancolombia and Bancolombia S.A.	COP 3,770	Remote
Other contingencies with a claimed amount lower than COP1,000, including records of contingencies in consortium balances	COP 3,028
Total	COP 23,586

Contingencies of Fiduciaria Bancolombia, in its capacity as trustee.

1.	Ordinary proceeding filed by Aseo Total E.S.P.

The plaintiff is seeking the declaration of the trust company’s breach of its obligation to pay ASEO TOTAL E.S.P an amount of money as a result of an assignment made by Corpoaseo Total S.A. E.S.P. to ASEO TOTAL E.S.P., corresponding to a recovered loan portfolio generated by the concession contract of Bogota´s cleaning service.

The claimed amount was seized by the Colombian tax authority (Dirección de Impuestos y Aduanas Nacionales, “DIAN”). The court issued a verdict favorable to Fiduciaria Bancolombia, in the first and second instances.

As of December 31, 2014, the filing of cassation is pending. The amount claimed in this proceeding is COP 1,306 million and accrued interests. This proceeding is deemed a remote contingency.

2.	Fiscal responsibility proceeding 009 of 2012 filed by the General Comptroller of Colombia

This proceeding relates to the P.A. Concesión Aseo trust, on the basis of the alleged patrimonial detriment caused by: (i) the inadequate planning of the structure of the public call for tenders (number 001-2011), which was made by UAESP for the provision of sanitary services in Bogotá (UAESP refused to collect, sweep and clean the disposals), (ii) the irregular management of the special resources which belonged to Bolsa General del Esquema de Aseo, the lawfulness of the expenses made with those special resources, and (iii) the disposition of those special resources, ordered by UAESP.

As of December 31, 2014, this proceeding is in a preliminary investigation stage; this contingency is reasonably possible and has an undetermined claimed amount.

3.	Fiscal responsibility proceeding 038 of 2012 filed by the General Comptroller of Colombia

This proceeding concerns the P.A. Concesión Aseo trust, on the basis of the alleged patrimonial detriment caused by: (i) the evaluation of the costs system (2003 to 2011) of Bolsa General del Esquema de Aseo, (ii) the analysis of the greatest value paid by the users of the Servico de Aseo for the extensions of the contract in 2010 and 2011, and (iii) the evaluation of the application of the new charging structure of 2005 for the extensions of the contract in 2010 and 2011.

As of December 31, 2014, this proceeding is in a preliminary investigation stage; and this contingency is probable and has a claimed amount of COP 15,482.

4.	Fiscal responsibility proceeding 01917 of 2011 P.A. OPAIN filed by the General Comptroller of Colombia

As of December 31, 2014, this proceeding concerns a alleged patrimonial detriment of the Unidad Administrativa Especial Aeronáutica Civil, allegedly due to the lease payments made by concessionary OPAIN S.A. (relating to a sublease contract) to a fiduciary that is not part of the one established by the concession contract No. 6000169-0k, and that generated a lower base value to determinate the amount that was to be paid by Aerocivil.

As of December 31, 2014, this proceeding is in a preliminary investigation stage; the probability of success of this proceeding is remote and has an undetermined claimed amount.

5.	Constitutional public interest action filed by Jorge Eduardo Núñez Hernández vs. Barrancabermeja District, Fiduciaria Bancolombia and Bancolombia S.A.

The proceeding is against the District of Barrancabermeja, for the alleged violation of the public procurement laws and the violation of the collective rights of morality and public property due to a capital loan given by Bancolombia S.A., in which Fiduciaria Bancolombia was related through the constitution and management of a trust (pledge of the industry and commerce taxes and future royalties of the Municipality). Even though Bancolombia S.A. and Fiduciaria Bancolombia were not linked in the first instance verdict (which ended with an absolving verdict on October 2005), the high court (Consejo de Estado), decreed the annulment of the process once it learnt that Bancolombia S.A. and Fiduciaria Bancolombia were linked to the acts and contracts confronted by demand, and ordered to link them to the process. Fiduciaria´s trust management began in May 2000 and ended in November 2004.

b.	Tax Proceedings

•	District of Barranquilla

Procees	Year	Proceedings	Provisions	Probability of occurrence
Request of reconsideration against the Official Liquidation of Revision. The discussion is about the differences between the declarations of VAT (IVA) and ICA (taxes) and incomes outside the District.	2010	COP 4,016	-	Remote

c.	Contingencies of Fiduciaria Bancolombia as a member of a consortium:

Fiduciaria Bancolombia is member of several consortiums which celebrate trust contracts with various state entities. Under the execution of such contracts, any of those trust companies can be sued for being member of the consortium, and liability is determined by the percentage share it has in each of them.

We will describe next the relevant processes being carried out against trust businesses held and administered in the form of consortium associations:

Fidufosyga Consortium 2005:

This consortium is composed of Fiduciaria Bancolombia S.A., Fiduagraria S.A., Fidubogotá S.A., Fiduoccidente S.A., Fiducoldex S.A., Fiduciar S.A., Fiduprevisora S.A. and Fidupopular S.A. and is currently involved in the following proceedings, classified by type of proceeding and probability of occurrance:

Jurisdiction	Type of Proceeding	Number of Proceedings	Probability of occurrence
Administrative courts	Contractual claims	2	Remote
	Claims seeking annulment of administration’s acts	2	Remote
	Petition for direct reparations	178	171 proceedings with remote probability of success / 7 proceedings with probable probability of success
Ordinary Jurisdiction	Executive Proceedings	15	Remote
	Ordinary proceedings	1	Remote
	Executive employment matters	2	Remote
	Ordinary employment matters	19	15 proceedings with remote probability of success / 3 proceedings with probable probability of success and one proceeding in cassation with a reasonably possible probability of success
Fiscal	Fiscal Responsability	8	4 proceedings with eventual probability of success / 3 proceedings with probable probability of success and 1 proceeding is not yet determined.

d.	Contingencies of the trusts managed by Fiduciaria Bancolombia:

As of December 31, 2014, there were four legal proceedings against this trust:

(i) a class action claim because of the alleged invasion this trust made to public space. As of December 31, 2014, the process is still on its preliminary stages. The claim is for an undetermined amount;

(ii) an executive proceeding (resulting from an ordinary proceeding related to gross loss), which, as of December 31, 2014, is in the enforcement stage;

(iii) an ordinary proceeding in which the plaintiff seeks the declaration of the acquisitive prescription (real estate), which, as of December 31, 2014, is waiting for the evidence requested by the parties. This proceeding is for an undetermined amount; and

(iv) a proceeding in which the plaintiff seeks the transfer of the real estate lot No. 060-209429, located in Cartagena, in the neighborhood Rodrigo Torices, El Papayal, or alternatively to receive payment for the price of the property. As of December 31, 2014, the defense brief was submitted, and the hearing under article 101 of the Colombian Civil Code Procedure is pending. This proceeding is for an undetermined amount. In the event that a ruling unfavorable to the Sociedad Fiduciaria is issued, it would not affect its funds.

Valores Bancolombia

Tax Proceedings:

Processes	Proceedings	Provisions	Probability of occurrence
As of December 31, 2014, there was a pending discussion with DIAN concerning the conduct from Valores Bancolombia’s condition of withholding agent.	COP 3,456	COP 3,456(1)	Probable
Estate tax, 2011, a claim was filed against the pre-proceeding by which a sanction is imposed for correctness of the report.	COP 224	COP 224	Probable

(1) On February 28, 2015, the provision was reversed. Valores Bancolombia amended the tax return for the withholdable payments and paid all charges associated to such tax returns.

Banco Agrícola:

Pending Proceedings

Banco Agricola and its subsidiaries are involved in lawsuits and proceedings in the ordinary course of its business. Those claims are generally related to commercial laws and fiscal regulations. In some cases, those claims are based on monetary issues. As of December 31, 2014, Banco Agricola and its subsidiaries had no relevant proceedings pending.

Banistmo and its subsidiaries

Banistmo S.A.

As of December 31, 2014, the following proceedings were pending against Banistmo and its subsidiaries:

Ordinary proceeding filed by Dennis Rafael Perez Perozo and others

In November, 2014, Banistmo was notified of a lawsuit filed by Dennis Rafael Perez Perozo and others against Banistmo; HSBC Asia Holdings B.V.; HSBC Holdings B.V.; HSBC Holdings Plc; HSBC Bank USA; Visa International Service Association; US Bancorp; Promotora Terramar S.A.; Btesh & Virzi S.A.; y Agro Sur Industrial S.A. The plaintiffs claim for damages allegedly caused in a real estate transaction that was intended to be paid with gift cards “Visa Gift Cards” for an amount close to USD 300, which suffered delays in the validation and investigation process as a result of the amount and type of transaction. As of December 31, 2014 Banistmo had answered the lawsuit.

Ordinary Proceeding filed by Menelao Mora and Said Diaz

In November, 2014, Banistmo was notified of a lawsuit filed by the Menelao Mora and Said Díaz against Banistmo, in which they claim damages allegedly caused to the plaintiffs because of an injunction filed by the Ministerio Publico which forbids them from leaving the country, because of a criminal complaint filed by the Bank against the plaintiffs. As of December 21, 2014, the process is still on its preliminary stages.

Seguros Banistmo S.A.

In October, 2014, Seguros Banistmo was notified of a lawsuit filed by Invader International S.A. alleging damages, in which the plaintiffs’ requests the payment of damages suffered as a result of the filing of an ordinary proceeding from the Bank with sequestration of sums of money which belonged to Invader International S.A. As of December 31, 2014, Banistmo had answered the lawsuit.

(27) Administrative and Other Expenses

Administrative and other expenses consisted of the following:

	Year ended December 31
	2014		2013		2012

Industry and trade, property, vehicle and other taxes	COP	495,868	COP	420,942	COP	354,354
Professional fees		320,183		257,901		226,034
Maintenance and repairs		236,678		249,910		235,098
Communication, postage and freight		232,764		236,603		258,134
Rental expenses		165,889		165,277		144,940
Amortization of deferred charges		135,161		139,018		80,588
Joint Venture TUYA - Almacenes Éxito S.A. Expenses		124,629		110,268		96,822
Advertising		102,438		98,180		104,111
Public services		89,126		81,755		82,325
Stationery and supplies		60,939		50,382		44,182
Security services		55,819		52,356		49,035
Software amortization		55,187		54,421		52,206
Temporary services		52,621		55,494		47,661
Contributions and membership fees		45,257		48,471		32,923
Information processes outsourcing		43,970		44,370		40,888
Insurance		39,822		34,042		33,337
Travel expenses		23,786		23,402		21,996
Electronic processing data		21,006		25,613		20,138
Operational Risk		13,979		16,494		12,247
Call center services		7,886		9,552		7,399
Public relationship		4,735		3,932		3,326
Operational expenses related to joint ventures		4,018		7,511		8,510
Other		182,650		142,014		83,969
Total	COP	2,514,411	COP	2,327,908	COP	2,040,223

(28)Non-Operating Income (Expenses)

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2014		2013		2012
Non-operating income (expenses):
Other income(1)	COP	220,188	COP	233,721	COP	148,751
Minority interest		128		(17,364)		(5,723)
Other expenses(2)		(190,009)		(179,294)		(107,813)
Previous periods(3)		(89,075)		-		-
Total non-operating income (expenses), net	COP	(58,768)	COP	37,063	COP	35,215

(1)	Includes gains on sale of foreclosed assets, premises and equipment, reimbursement of the provisions, deferred tax recovery.
(2)	Include fraud-related losses, losses from the sale of foreclosed assets, premises and equipment and payments for fines, sanctions, lawsuits and indemnities.
(3)	Correction of non-material mistakes for the periods 2012 and 2013, for a total amount of COP 89,075 million, resulting from the double recording of certain securities provided as guarantee by the Bank´s proprietary trading desk. This operational risk was caused by a design flaw in a software created for the purpose of managing the Bank´s securities portfolio. The flaw was duly corrected by the Bank.

(29) Related Party Transactions

Significant balances and transactions with related parties were as follows:

2014
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity
Balance Sheet
Investment securities	COP	-	COP	1,078,435	COP	-	COP	-
Loans		32		268,809		112,366		-
Customer’s acceptances and derivatives		-		-		-		-
Accounts receivable		2		12,258		1,238		-
Other assets		-		226,067		-		-
Total	COP	34	COP	1,585,569	COP	113,604	COP	-

Deposits	COP	1,992	COP	117,650	COP	11,243	COP	-
Derivatives		-		-		53		-
Bonds		-		-		-		-
Total	COP	1,992	COP	117,650	COP	11,296	COP	-

Transactions
Income
Interest and fees	COP	178	COP	24,227	COP	9,799	COP	-
Dividends Received		-		40,441		-		-
Total	COP	178	COP	64,668	COP	9,799	COP	-

Expenses
Interest	COP	723	COP	5,092	COP	85	COP	-
Fees		-		-		776		-
Other expenses		-		797		988		-
Total	COP	723	COP	5,889	COP	1,849	COP	-
2013
		Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity
Balance Sheet
Investment securities	COP	-	COP	832,399	COP	-	COP	-
Loans		9,887		228,852		106,501		-
Customer’s acceptances and derivatives		-		-		-		11,129
Accounts receivable		43		11,792		1,082		-
Other assets		-		186,112		-		-
Total	COP	9,930	COP	1,259,155	COP	107,583	COP	11,129

Deposits	COP	201,393	COP	54,456	COP	9,565	COP	998,620
Derivatives		-		-		-		1,688
Bonds		-		1,000		15		260,000
Total	COP	201,393	COP	55,456	COP	9,580	COP	1,260,308

Transactions
Income
Interest and fees	COP	2,128	COP	18,781	COP	9,748	COP	23,569
Dividends Received		-		35,799		-		-
Total	COP	2,128	COP	54,580	COP	9,748	COP	23,569

Expenses
Interest	COP	258	COP	3,264	COP	103	COP	48,633
Fees		-		-		638		-
Other expenses		121		778		981		7,610
Total	COP	379	COP	4,042	COP	1,722	COP	56,243

(30) Subsequent Events

Sale of insurances unit.

On February 23, 2015, Banistmo, a Bancolombia’s subsidiary, and Suramericana S.A. entered into an agreement whereby Banistmo will sell to Suramericana 100% of the shares of Seguros Banistmo S.A., an insurance company incorporated under the laws of the Republic of Panama.

The sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals of the Insurance and Reinsurance Superintendency of Panama (Superintendencia de Seguros y Reaseguros de Panamá) and the Consumer Protection and Competition Defense Authority of Panama (Autoridad de Protección al Consumidor y Defensa de la Competencia de Panamá (ACODECO)).

The purchase price will be determined at the closing and will be calculated on the basis of Seguros Banistmo’s equity.

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

a) Reconciliation of consolidated net income:

	2014		2013		2012

Consolidated net income under Colombian banking GAAP attributable to the controlling interest	COP	1,878,721	COP	1,515,127	COP	1,702,046
a) Deferred income taxes		(37,011)		(344,496)		(178,857)
b) Employee benefit plans		(6,435)		(8,196)		3,411
c) Premises and equipment		62,972		75,396		29,455
e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables
e.i) Provisions for loan losses, financial leases losses and other receivables		457,263		271,083		53,049
e.ii) Provisions for foreclosed assets		(22,669)		29,126		(1,791)
f) Loan origination fees and costs		684		18,162		34,051
g) Interest recognition on non-accrual loans		(15,522)		15,254		4,638
h) Deferred charges		(25,146)		(30,593)		30,635
i) Investment securities, derivatives and “REPOS”		31,639		(46,971)		(49,209)
j) Dividends received from investments		(6,103)		(7,454)		(7,045)
k) Investments in affiliates		3,577		(11,055)		6,729
l) Lessor accounting		9,256		35,352		38,125
m) Business combinations
m.i) Goodwill		438,885		10,391		52,788
m.ii) Intangible assets		(139,989)		(38,691)		(59,805)
m.iii) Fair value adjustments to assets and liabilities acquired		(142,519)		(17,681)		2,994
n) Securitization		(10,354)		(15,792)		(5,599)
o) Foreign currency translation adjustment		(916,687)		(42,426)		9,997
p) Non-controlling interest		(2,888)		8,300		3,295
r) Guarantees and off- balance sheet credit exposures		(3,403)		10,790		(12,444)
s) Insurance Contracts		16,554		(23,147)		248
v) Equity tax		16,644		13,495		8,826
w) Contingencies		58		(339)		(31,974)
Net income attributable to the controlling interest under U.S. GAAP		1,587,527		1,415,635		1,633,563
(p) Non-controlling interest under U.S. GAAP		26,982		42,160		40,008
Total net income under U.S. GAAP	COP	1,614,509	COP	1,457,795	COP	1,673,571

Net income from continuing operations attributable to the controlling interest	COP	1,587,527	COP	1,415,635	COP	1,584,690
Income from and disposal of discontinued operations	COP	-	COP	-	COP	48,873

b) Reconciliation of Stockholders’ Equity:

	2014		2013

Consolidated stockholders’ equity under Colombian banking GAAP attributable to the controlling interest	COP	16,817,354	COP	12,492,846
a) Deferred income taxes		(1,032,387)		(625,994)
b) Employee benefit plans		(41,814)		1,670
c) Premises and equipment
Premises and equipment (gross)		49,624		54,492
Accumulated depreciation		336,597		268,757
d) Revaluation of assets		(1,360,182)		(1,224,704)
e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables
e.i) Allowance for loan losses, financial leases losses and other receivables		420,062		(37,201)
e.ii) Allowance for foreclosed assets		102,056		113,105
f) Loan origination fees and costs		159,841		159,157
g) Interest recognition on non-accrual loans		8,212		23,734
h) Deferred charges		52,445		77,591
i) Investment securities, derivatives and “REPOS”		(87,153)		(103,996)
j) Dividends received from investments		(38,611)		(32,508)
k) Investments in affiliates		124,310		126,080
l) Lessor accounting		24,164		14,908
m) Business combinations
m.i) Goodwill		(62,968)		(300,631)
m.ii) Intangible assets (gross)		974,681		817,060
m.ii) Intangible assets (accumulated amortization)		(523,139)		(333,415)
m.iii) Fair value adjustments to assets and liabilities acquired		383,753		410,464
n) Securitization		85,986		93,557
p) Non-controlling interest		195,217		198,105
r) Guarantees and off-balance sheet credit exposures		(30,280)		(26,877)
s) Insurance contracts		16,416		(138)
v) Equity tax		-		(19,776)
w) Contingencies		326		268
Controlling interest stockholders’ equity under U.S. GAAP		16,574,510		12,146,554
p) Non-controlling interest under U.S. GAAP		380,482		313,586
Total stockholders’ equity under U.S. GAAP	COP	16,954,992	COP	12,460,140

c)     Supplemental Consolidated Condensed Balance Sheet, Statements of Operation, Cash Flows, Stockholders’ Equity and Comprehensive Income:

The following are the consolidated condensed balance sheets as of December 31, 2014 and 2013, and statements of operation, cash flows, stockholders’ equity and other comprehensive income, under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012.

Supplemental Consolidated Condensed Balance Sheet

	2014		2013

Assets:
Cash and due from banks (1)	COP	12,151,231	COP	13,316,995
Securities purchased under agreements to resell		1,302,267		2,124,721
Trading account		7,432,373		6,946,742
Investment securities, net		4,406,406		5,147,029
Loans and financial leases		115,572,403		96,172,504
Allowance for loans, financial leases losses and other receivables		(4,210,246)		(3,880,849)
Premises and equipment, net		2,348,375		2,880,373
Goodwill		4,072,006		3,454,692
Other assets (2)		6,078,514		5,012,801
Total assets	COP	149,153,329	COP	131,175,008
Liabilities and Stockholders’ Equity:
Deposits	COP	95,334,342	COP	86,564,260
Short term borrowing		7,586,994		6,171,475
Long term borrowing		20,118,010		19,022,496
Securities sold under agreements to repurchase		1,891,949		1,016,292
Other liabilities(3)		7,267,042		5,940,345
Total Liabilities	COP	132,198,337	COP	118,714,868
Controlling interest stockholders equity		16,574,510		12,146,554
Noncontrolling interest		380,482		313,586
Total Stockholders’ equity	COP	16,954,992	COP	12,460,140
Total Liabilities and Stockholders’ equity	COP	149,153,329	COP	131,175,008

(1)	For the years 2014 and 2013 includes, cash and due from banks for COP 11,204,194 and COP 11,460,511 and overnight funds for COP 947,037 and COP 1,856,484, respectively.
(2)	For the years 2014 and 2013 includes, derivatives for COP 1,447,720 and COP 530,106, prepaid expenses and deferred charges for COP 518,267 and COP 666,752, and other assets for COP 4,112,527 and COP 3,815,943, respectively.
(3)	For the years 2014 and 2013 includes, derivatives for COP 1,225,405 and COP 431,551, accounts payable for COP 2,604,164 and COP 2,611,114, and other liabilities for COP 3,437,473 and COP 2,897,680, respectively.

Supplemental Consolidated Condensed Statements of Operations

	2014		2013(1)		2012

Total interest income	COP	9,180,457	COP	8,307,867	COP	7,911,826
Total interest expense		(3,345,671)		(3,306,600)		(3,133,236)
Net interest income		5,834,786		5,001,267		4,778,590
Provision of loans, leases and other receivables		(950,581)		(899,087)		(951,222)
Net interest income after provision of loans leases and other receivables		4,884,205		4,102,180		3,827,368
Other income		2,676,529		3,206,777		2,876,330
Other expenses		(5,346,816)		(5,100,289)		(4,445,613)
Income before income taxes		2,213,918		2,208,668		2,258,085
Income tax expense		(599,409)		(750,873)		(633,387)
Net income from continued operations		1,614,509		1,457,795		1,624,698
Discontinued operations		-		-		48,873
Net Income		1,614,509		1,457,795		1,673,571
Net income attributable to noncontrolling interest		(26,982)		(42,160)		(40,008)
Net income attributable to the controlling interests	COP	1,587,527	COP	1,415,635	COP	1,633,563

(1)	The condensed consolidated financial statements for the year ended December 31, 2013 includes the results of Banistmo and its subsidiaries for the two-month period ended December 31, 2013. See section m) Business combination.

Supplemental Consolidated Condensed Statements of Cash Flows (1)

	2014		2013		2012
Net income from continuing operations	COP	1,587,527	COP	1,415,635	COP	1,584,690
Income (loss) from operations and disposal of discontinued operations		-		-		48,873
Net income attributable to the controlling interest under U.S. GAAP		1,587,527		1,415,635		1,633,563
Adjustments to reconcile net income to net cash provided by operating activities		1,767,492		1,942,052		(1,231,788)
Net cash provided by operating activities		3,355,019		3,357,687		401,775
Net cash used in investing activities		(12,061,537)		(13,466,558)		(12,166,508)
Net cash provided by financing activities		4,595,513		17,012,514		12,466,932
(Decrease) Increase in cash and cash equivalents		(4,111,005)		6,903,643		702,199
Effect of exchange rate changes on cash and cash equivalents		2,122,787		345,838		(269,292)
Cash and cash equivalents at beginning of year		15,441,716		8,192,235		7,759,328
Cash and cash equivalents at end of year (2)	COP	13,453,498	COP	15,441,716	COP	8,192,235

Supplemental schedule of noncash financing activities:
Exchange offering of subordinated notes (3):
Aggregate principal amount tendered and accepted		-		-		(360,736)
Aggregate principal amount issued	COP	-	COP	-	COP	409,263

(1)	These consolidated statements of cash flows include the following non-cash transactions for the years 2014, 2013 and 2012 respectively:
a.	COP 169,798, COP 106,888 and COP 142,278 related to restructured loans that were transferred to foreclosed assets.
b.	COP 4,539, COP 4,086 and COP 6,630 related to foreclosed assets donation.
(2)	The assets of SPEs subject to consolidation under U.S. GAAP, include cash for an amount of COP 11,369, COP 33,070 and COP 23,138 for 2014, 2013 and 2012, respectively. See Note 31, “n) Securitization”.
(3)	See note 20.

Supplemental Consolidated Condensed Stockholders’ Equity

	2014		2013		2012

Controlling Interest
Balance at beginning of year	COP	12,146,554	COP	11,145,490	COP	8,589,202
Issuance of preferred shares and paid-in capital		2,625,585		-		1,651,917
Net income		1,587,527		1,415,635		1,633,563
Dividends declared		(746,378)		(642,278)		(603,094)
Other comprehensive income (loss)		964,242		227,707		(126,098)
Other movements		(3,020)		-		-
Controlling interest stockholders’ equity under U.S. GAAP	COP	16,574,510	COP	12,146,554	COP	11,145,490
Non-controlling Interest under U.S. GAAP		313,586		238,226		206,888
Balance at beginning of year
Net income attributable to non-controlling interest		26,982		42,160		40,008
Net change attributable to non-controlling interest		39,914		33,200		(8,670)
Balance at end of year		380,482		313,586		238,226
Total stockholders’ equity under U.S. GAAP	COP	16,954,992	COP	12,460,140	COP	11,383,716

Supplemental Consolidated Statement of Comprehensive Income

	2014		2013		2012

Net income attributable to the controlling interest under U.S. GAAP	COP	1,587,527	COP	1,415,635	COP	1,633,563
Other comprehensive income, net of tax:
Unrealized gains or (loss) on securities available for sale:		3,841		(11,089)		19,299
Unrealized holding (losses) gains arising during period		(1,128)		(10,042)		9,976
Less: reclassification adjustment for gains (losses) included in net income		4,969		(1,047)		9,323

Pension liability:		(23,839)		22,169		(16,317)
Net (loss) gain arising during period		(24,581)		21,366		(17,120)
Amortization of prior service cost included in net periodic pension cost		742		803		803

Foreign currency translation adjustments		984,240		216,627		(129,080)
Other comprehensive income (loss)		964,242		227,707		(126,098)
Total comprehensive income attributable to the controlling interest under U.S. GAAP		2,551,769		1,643,342		1,507,465
Comprehensive income attributable to the non-controlling interest under U.S. GAAP(1)		26,982		42,160		40,008
Comprehensive income	COP	2,578,751	COP	1,685,502	COP	1,547,473

(1)	See section p) Non-controlling interest.

Total other comprehensive income (loss)

2014

	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale
Unrealized holding (loss) arising during period	COP	(4,049)	COP	2,921	COP	(1,128)
Less: reclassification adjustment for gains or (losses) included in net income		6,156		(1,187)		4,969
Net unrealized gains (losses)(1)		2,107		1,734		3,841
Additional pension liability
Net gain (loss) arising during period		(40,297)		15,716		(24,581)
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(475)		742
Additional pension liability, net		(39,080)		15,241		(23,839)
Foreign currency translation adjustment		1,314,480		(330,240)		984,240
Other comprehensive income (loss)	COP	1,277,507	COP	(313,265)	COP	964,242

(1)	Includes COP 5,708 related to non taxable unrealized gains.

F-73

2013
	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount
Unrealized gain (loss) on securities available for sale
Unrealized holding gains arising during period	COP	(8,621)	COP	(1,421)	COP	(10,042)
Less: reclassification adjustment for gains or (losses) included in net income		8,188		(9,235)		(1,047)
Net unrealized gains (losses)(1)		(433)		(10,656)		(11,089)
Additional pension liability
Net loss arising during period		32,372		(11,006)		21,366
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(414)		803
Additional pension liability, net		33,589		(11,420)		22,169
Foreign currency translation adjustment		250,148		(33,521)		216,627
Other comprehensive income (loss)	COP	283,304	COP	(55,597)	COP	227,707

(1)	Includes COP (30,947) related to non taxable unrealized gains.

2012

	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale
Unrealized holding (losses) or gains arising during period	COP	2,273	COP	7,703	COP	9,976
Less: reclassification adjustment for (losses) or gains included in net income		18,965		(9,642)		9,323
Net unrealized (losses) or gains(1)		21,238		(1,939)		19,299
Additional pension liability
Net loss arising during period		(25,939)		8,819		(17,120)
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(414)		803
Additional pension liability, net		(24,722)		8,405		(16,317)
Foreign currency translation adjustment		(129,080)		-		(129,080)
Other comprehensive income (loss)	COP	(132,564)	COP	6,466	COP	(126,098)

(1)	Includes COP 15,301 related to non taxable unrealized gains.

Total accumulated other comprehensive income

	Unrealized				Foreign		Accumulated
	Gains (Losses)				Currency		Other
	on		Pension		Translation		Comprehensive
	Securities, net of taxes		Liability, net of taxes		Adjustment		Income

Beginning balance 2012	COP	(29,130)	COP	(8,917)	COP	(135,831)	COP	(173,878)
OCI Before reclassifications		9,976		(17,120)		(129,080)		(136,224)
Amounts reclassified from AOCI		9,323		803		-		10,126
Net current-period OCI		19,299		(16,317)		(129,080)		(126,098)
Ending balance 2012	COP	(9,831)	COP	(25,234)	COP	(264,911)	COP	(299,976)

Beginning balance 2013	COP	(9,831)	COP	(25,234)	COP	(264,911)	COP	(299,976)
OCI Before reclassifications		(10,042)		21,366		216,627		227,951
Amounts reclassified from AOCI		(1,047)		803		-		(244)
Net current-period OCI		(11,089)		22,169		216,627		227,707
Ending balance 2013	COP	(20,920)	COP	(3,065)	COP	(48,284)	COP	(72,269)

Beginning balance 2014	COP	(20,920)	COP	(3,065)	COP	(48,284)	COP	(72,269)
OCI Before reclassifications		(1,128)		(24,581)		984,240		958,531
Amounts reclassified from AOCI		4,969		742		-		5,711
Net current-period OCI		3,841		(23,839)		984,240		964,242
Ending balance 2014	COP	(17,079)	COP	(26,904)	COP	935,956	COP	891,973

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income		Amount Reclassified from Accumulated Other Comprehensive Income		Amount Reclassified from Accumulated Other Comprehensive Income		Affected Line Item in the Statement Where Net Income Is Presented

	2014		2013		2012
Available for sale securities
	COP	6,156	COP	8,188	COP	18,965	Total interest income/(expense)
		(1,187)		(9,235)		(9,642)	Tax (expense) or benefit
	COP	4,969	COP	(1,047)	COP	9,323	Net of tax

Amortization of defined benefit pension items
	COP	1,217	COP	1,217	COP	1,217	Other expenses
		(475)		(414)		(414)	Tax (expense) or benefit
	COP	742	COP	803	COP	803	Net of tax

Summary of significant differences and required U.S. GAAP disclosures

a) Deferred income taxes:

Deferred tax assets or liabilities must be recorded for all temporary differences raised in the current period based on the consolidated statement of operations when comparing the amount of recognized income and expenses for accounting and tax purposes.

Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized. For the years ended December 31, 2014, 2013 and 2012, part of the deferred income taxes included the tax benefits received upon the acquisition of certain property and equipment.

Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2014, 2013 and 2012:

	2014		2013		2012

Domestic pre-tax income	COP	1,867,821	COP	2,006,500	COP	1,876,676
Foreign pre-tax income		346,097		202,168		441,719
Total pre-tax income	COP	2,213,918	COP	2,208,668	COP	2,318,395

	2014		2013		2012

Domestic current income tax expense	COP	368,859	COP	402,169	COP	404,452
Foreign current income tax expense		87,575		76,398		79,342
Total current income tax expense	COP	456,434	COP	478,567	COP	483,794
Domestic deferred income (benefit) expense	COP	86,976	COP	270,599	COP	147,918
Foreign deferred income (benefit) expense (1)		55,999		1,707		13,112
Total deferred income (benefit) expense	COP	142,975	COP	272,306	COP	161,030
Total income tax	COP	599,409	COP	750,873	COP	644,824

(1)	In 2014, 2013 and 2012 the foreign currency adjustment of the foreign subsidiaries’ deferred tax assets and liabilities amounted to COP (56,117), COP 5,733, and COP 2,139 respectively.

	2014		2013		2012

Income tax relating to continuing operations	COP	599,409	COP	750,873	COP	633,387
Income tax relating to discontinued operations(1)		-		-		11,437
Income tax	COP	599,409	COP	750,873	COP	644,824

(1)	Includes income taxes related to discontinued operations of Todo 1 Services Inc. for the years, 2014, 2013 and 2012. See Note 31 q) Discontinued Operations.

Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2014 and 2013 were as follows:

	2014		2013
Deferred tax assets and liabilities – U.S. GAAP

Deferred tax assets:
Accrual of employee benefits	COP	93,038	COP	70,377
Allowance for loan losses		90,122		182,883
Allowance for foreclosed assets		190		166
Premises and equipment		313,379		231,690
Loss carryforwards and excess of presumed income over ordinary income		134,404		116,133
Unrealized loss on forwards, futures and swaps		5,079		854
Accrued expenses		19,302		21,053
Unrealized loss on investments in trading securities		8,572		155
Goodwill		127,546		280,207
Unrealized loss on investments in available for sale securities		12,342		9,654
Other		24,749		10,796
Total gross deferred tax assets		828,723		923,968
Less valuation allowance		(49,022)		(34,970)
Net deferred tax asset	COP	779,701	COP	888,998
Deferred tax liabilities:
Unrealized gain on investments in available for sale securities		1,960		15
Premises and equipment		54,287		64,205
Allowance for loan losses		56,714		25,624
Allowance for foreclosed assets		34,907		33,983
Loan origination fees and costs		58,678		53,137
Unrealized gains on forwards, futures and swaps		98,926		36,616
Intangible assets		119,767		126,652
Inflation adjustments		13,672		12,088
Deferred charges		27,206		31,252
Business combination		33,828		28,743
Unrealized gains on investments in trading securities		216,934		62,661
Unamortized premium on loans and financial leases		99,254		98,150
Securitization		33,700		32,900
Other		25,770		30,558
Total deferred tax liabilities	COP	875,603	COP	636,584

Net deferred tax assets – U.S. GAAP	COP	(95,902)	COP	252,414
Net deferred tax (liability)/assets under Colombian banking GAAP		37,043		(42,236)
Difference related to deferred income taxes		(58,859)		210,178
Difference related to the application of ASC 740-10-25-51 to the cost basis of certain premises and equipment		(973,528)		(836,172)
Difference to be recognized under U.S. GAAP stockholders’ equity	COP	(1,032,387)	COP	(625,994)

Application of ASC 740-10-25 on asset purchases during 2014 and 2013 resulted in an increase of premises and equipment by COP 137,356 in 2014 and COP 165,363 in 2013.

On December 26, 2012, pursuant to law 1607 of 2012, Congress established and defined new criteria applicable to income tax and value added tax, among others. Under the new tax regime, Colombian companies and individuals are required to calculate annually the Impuesto sobre la Renta para la Equidad (“CREE”).

On December 23, 2014, pursuant to law 1739 of 2014, Congress established a surcharge the Impuesto sobre la Renta para la Equidad (“CREE”), which changes during the years 2016, 2017, 2018 and is stabilized from 2019.

The applicable statutory tax rate for CREE is 14% for 2015, 15% for 2016, 17% for 2017, 18% for 2018 and 9% in subsequent years. The CREE does not allow the discounting of carry forward losses neither the excess of presumptive income to establish the related taxable income. Therefore, deferred income tax expense (benefit) at December 31, 2013 and 2014, were determined using a rate of 25% for carry forward losses and excess of presumptive income, a rate of 39% for other temporary differences which will be reversed up to year 2015 except for the concepts employee benefits, differences in depreciation of fixed assets and derivatives, which we applied different rates according to the best estimate of reversion which can be made up to 2019. The deferred income tax at December 31 2014 was determined using a rate of 39%.

The valuation allowance for deferred tax assets as of December 31, 2014 and 2013 was COP 49,022 and COP 34,970, respectively. The net change in the total valuation allowance for the year ended December 31, 2014 was an increase of COP 14,052, and for the year ended December 31, 2013 was a decrease of COP 13,855. The valuation allowance relates to the following: loss carryforwards, excess of presumed income over ordinary income, and higher fiscal costs of certain premises and equipment.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level basis of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2014. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The tax rates mentioned above differs from the 27.41%, 34.66% and 28.30% effective tax rates for years 2014, 2013 and 2012, respectively, due to the following:

	2014		2013		2012
Reconciliation of the income tax
Income before tax U.S. GAAP (1)	COP	2,213,918	COP	2,208,668	COP	2,318,395
Non-controlling interest		26,982		42,160		40,008
Income before tax U.S. GAAP attributable to the controlling interest		2,186,936		2,166,508		2,278,387
Income tax as per statutory rate		511,147		563,678		750,110
Foreign profits taxed at other rates		34,830		14,925		(2,942)
Foreign profits exempt from tax		(59,248)		(4,474)		(63,119)
Non-deductible items		130,115		93,369		101,941
Equity tax adjustment under U.S. GAAP		(6,491)		(4,588)		(3,001)
Difference between net operating loss carry forwards and presumed income		22,965		25,345		60,236
Non-taxable income
Interest on mortgage backed securities (“TIPS”)		(15,123)		(23,090)		(54,437)
Interest on residential mortgage loans VIS (2)		(61,027)		(54,701)		(60,419)
Dividends Received		(11,372)		(10,271)		(20,489)
Gain on exchanged equity securities		(7,990)		(6,664)		(16,074)
Other non-taxable		(19,698)		(9,910)		(2,460)
Total Non-taxable income		(115,210)		(104,636)		(153,879)
Estimated current income tax occasional income		1,334		1,761		-
Tax for Equity “CREE”		121,664		134,048		-
Increase (decrease) valuation allowance		14,052		(13,856)		29,242
Others		(55,749)		45,301		(73,764)
Income tax	COP	599,409	COP	750,873	COP	644,824

(1)	For continuing and discontinued operations.
(2)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia (currently COP 80).

At December 31, 2014 and 2013, the Bank had undistributed earnings of foreign subsidiaries: Valores Bancolombia Panama, Bancolombia Cayman, Bancolombia Puerto Rico and Bancolombia Panama, amounting to COP 1,791,232 and COP 1,103,037 respectively, on which deferred income taxes have not been provided because earnings are expected to be reinvested indefinitely outside of Colombia. Upon distribution of those earnings in the form of dividends or otherwise, the Bank would be subject to income tax.

Uncertainty in income taxes under ASC 740-10

In evaluating income tax positions, Bancolombia has-potential exposures for fiscal year 2014 that could result in a potential contingency of COP 344,234, out of which there were unrecognized tax benefits for COP 201,554 in income tax liability related to tax positions. The income tax return will be subject to review from the tax authority for a term of two years beginning on April 23, 2015. The Bank doesn’t rule out a potential discussion with the Colombian tax authority, beginning on 2015, regarding such tax positions; however, the Bank’s administration is not able to assess at this time the outcome of such discussions in the next 12 months of December 31, 2014, as well as the estimated ultimate resolution due to the complexities and uncertainty regarding these tax interpretations.

The Bank records interest and penalties related to the income tax in other expenses in the Consolidated Statements of Operations; however, as of the date, the tax position adopted by the Bank has not accrued any interest or penalties.

The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

LOCAL SUBSIDIARIES
Bancolombia S.A.	2012 – 2014
Leasing Bancolombia	2011 – 2014
Fiduciaria Bancolombia	2012 – 2014
Banca de Inversión Bancolombia S.A. Corporación Financiera	2012 – 2014
Valores Bancolombia	2010 – 2014
Tuya S.A. Compañía de Financiamiento	2012 – 2014
Renting Colombia	2009, 2010, 2012 – 2014

FOREIGN SUBSIDIARIES
Banco Agrícola	2011 – 2014
Banistmo	2012 – 2014

b)	Employee benefit plans:

Under both Colombian banking GAAP and U.S. GAAP the recognition of pension costs is based on actuarial computations; however, the methodologies prescribed by each accounting framework present some differences, as indicated below:

Pension Plan

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2014 and 2013 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. Actuarial gains or losses and prior service cost have been fully recognized in the Consolidated Statement of Operations. As of December 31, 2014, there were 758 participants (781 in 2013) covered by the Plan.

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

As of December 31, 2014, there were 944 participants (1,070 in 2013) remaining in the severance plan.

Panama.

As a result of the recent acquisition, the Bank assumed the obligations related to the termination indemnity plan and the pension plan of Banistmo (formerly HSBC Bank Panama).

Under Panama labor law, upon termination of any contract of indefinite duration, no matter the cause of termination, the employee is entitled to receive from the employer a seniority premium (termination indemnity plan) at the rate of one week’s pay for each year worked, since the beginning of the working relationship. As of December 31, 2014, there were 2,461 participants covered by the Plan (2,300 in 2013).

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is paid in case of termination due to retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2014, there were 2,862 participants covered by the plan.

Retirement Pension Premium Plan and Senior Management Pension Plan Premium

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

El Salvador

For Banco Agrícola and its subsidiaries employees that were 50 years of age (45 for females) as of March 31, 2005 are entitled to receive one month of salary per year of service, net of the benefit established under Legislative Decree 592 in case of termination due to retirement. As of December 31, 2014, there were 76 participants covered by the plan.

Panama.

Pension plan for Banistmo and its subsidiaries provides defined benefits based on average salary paid during the most recent 120 months before retirement and years of service of certain employees entitled to receive the benefits. The pension plan is applicable for any individual employed by Chase Manhattan Corporation, N.A. “Chase” (merged with HSBC Bank Panama in the year 2000) in Panama on July 31, 2000 who became employee of Banistmo on August 1, 2000 after the acquisition. The pension benefit vests after 10 years of service in both Banistmo and those transferred from previous service with Chase. As of December 31, 2014, there were 67 participants covered by the Plan (75 in 2013).

Plan assets

The Bank, through its subsidiary Banistmo, has been established a plan assets to secure benefits promised by Banistmo to the employees entitled to received the Pension Plan under the terms described above and to comply with Panama labor code, which specify the terms for securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).

Banistmo’s pension and post-retirement plan assets consider investments in fixed-term deposits and cash and due from banks, in order to reduce the investment risk. The plan assets are managed by a trustee (third party), and for the Pension Plan, the assets allocation is periodically reviewed by Banistmo and, when necessary, adjusted according to the investment strategy.

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

Disclosure and calculation of differences under U.S. GAAP

	2014		2013		2012

Components of net periodic benefit cost
Service cost	COP	7,337	COP	6,784	COP	6,057
Interest cost		17,904		15,907		19,042
Expected return on assets		(99)		(88)		-
Recognition of asset impairment		3,671		-		-
Amortization of prior service cost		1,217		1,217		1,217
Amortization of net transition obligation		-		198		304
Amortization of net (gain) or loss		(1,044)		1,682		(906)
Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		28,986		25,700		25,714
Net periodic pension cost under Colombian banking GAAP		22,551		17,504		29,125
Difference to be recognized under U.S. GAAP (loss)/ gain	COP	(6,435)	COP	(8,196)	COP	3,411

The combined costs and expected return on assets for the above-mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2014, 2013 and 2012, are summarized below:

	2014		2013		2012

Change in projected benefit obligation
Unfunded benefit obligation at beginning of year	COP	195,755	COP	214,290	COP	191,079
Unfunded benefit obligation assumed for Banistmo at October 31, 2013		-		14,288		-
Recognition of Retirement Premium and Termination Indemnity		10,892		-		-
Service cost		7,567		6,767		6,057
Interest cost		18,051		18,055		19,042
Actuarial (gain)/loss		28,361		(31,630)		25,337
Benefits paid		(23,687)		(26,303)		(27,225)
Foreign currency exchange rate		2,353		288		-
Unfunded benefit obligation at end of year	COP	239,292	COP	195,755	COP	214,290

Accrued benefit cost under Colombian banking GAAP		(198,773)		(195,934)		(191,035)

Difference to be recognized under U.S. GAAP Stockholders’ equity	COP	(40,519)	COP	179	COP	(23,255)

	2014		2013

Change in plan assets
Fair value of plan assets at beginning of year	COP	15,366	COP	-
Fair value of plan assets at beginning of year for Banistmo at October 31, 2013.		-		15,017
Company contributions		1,704		-
Actual return on plan assets		69		12
Benefits paid from the plan		(3,078)		(42)
Foreign currency exchange rate changes		44		379
Fair value of plan assets a the end of the year		14,105		15,366

Plan Assets under Colombian banking GAAP		15,400		13,875
Difference to be recognized under U.S. GAAP Stockholders’ equity	COP	(1,295)	COP	1,491

F-83

	2014		2013

Net Amount Recognized in the Consolidated Balance Sheet at December 31, Statement of Financial Position
Current Liabilities	COP	22,153	COP	5,907
Non-current Liabilities		203,040		166,097
Amount Recognized in Financial Position	COP	225,193	COP	172,004

Accumulated Other Comprehensive Income
Net Actuarial Gain (Loss)	COP	(28,806)	COP	1,105
Net Prior Service (Cost)/Credit		(13,080)		(6,033)
Total at December 31		(41,886)		(4,928)
Deferred income tax		16,276		1,863
Accumulated other comprehensive Income/(loss)	COP	(25,610)	COP	(3,065)

Amounts recognized in the Bank´s Condensed Consolidated Balance Sheet at December 31, 2014 and 2013 are as shown below:

	2014		2013

Other Assets	COP	15,400	COP	15,366
Other Liabilities		239,292		195,755
Unfunded status	COP	223,892	COP	180,389

The changes in Accumulated Other Comprehensive Income that took place during the years 2014 and 2013 are described as follows:

	2014		2013
Increase (Decrease) in Accumulated Other Comprehensive Income

Recognized during year - Transition Obligation	COP	-	COP	198
Recognized during year - Prior Service Cost		1,217		1,217
Recognized during year - Net Actuarial Losses/(gains)		(1,244)		544
Occurring during year - Net Actuarial (Losses)/gains		(28,161)		31,630
Recognition of Retirement Premium and Termination Indemnity		(10,892)		-
Accumulated other comprehensive Income/(loss) in current year	COP	(39,080)	COP	33,589

The Bank expects the following amounts in accumulated other comprehensive income to be recognized as components of net periodic pension cost during 2015:

Net transition obligation (asset)	COP	-
Net prior service cost		1,862
Net loss (gain)		651
Total	COP	2,513

The economic assumptions used in determining the actuarial present value of the pension obligation and the projected pension obligations for the plan years, in nominal terms, were as follows:

	2014	2013	2012

Discount rate	5.60% (2), 3.75% (1) and 6.20%	5.50%(1) and 7.00%	6.20%
Expected long-term rate of return on plan assets	2.5%	2.65%	-
Rate of compensation increases	3.50% (2), 5.00% (1) and 4.50%	3.50%(1) and 5.00%	5.00%
Rate of pension increases	3.00%	3.00%	3.50%

(1)	Corresponds to the employee benefit plans for Banistmo and its subsidiaries.
(2)	Corresponds to the employee benefit plans for Banco Agricola and its subsidiaries.

Estimated Future Benefit Payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits		Other Benefits(1)

2015	COP	11,605	COP	18,969
2016		11,693		9,378
2017		11,744		19,847
2018		11,753		18,744
2019		11,698		27,275
Years 2020-2024		55,897		135,458

(1)	Includes expected future benefit payments for severance obligation, termination indemnity, senior management retirement premium and pension plan premium.

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

As of December 31, 2014, the Bank recognized a reconciliation adjustment in results under U.S. GAAP for COP 496 million, due to the fact that there was a sale of non-monetary assets adjusted for inflation acquired before January 1, 1992.

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

The following tables show the adjustments for each item:

	Net Income
	December 31, 2014		December 31, 2013		December 31, 2012
Items
Inflation adjustment	COP	(496)	COP	-	COP	-
Capitalization of interest cost		(1,078)		(1,085)		(1,085)
Depreciation expense of premises and equipment held by the Fund “See note 31 (i)”		-		-		(21,402)
Assets held for sale		116		57		(38)
Recovery (impairment) of long- lived assets		(4,495)		(884)		4,483
Reversal of depreciation of premises and equipment acquired with income tax benefits		68,925		77,308		47,497
Total	COP	62,972	COP	75,396	COP	29,455

	Stockholders’ equity
	December 31, 2014		December 31, 2013
Items
Inflation adjustment	COP	35,057	COP	35,553
Capitalization of Interest Cost		19,168		19,160
Assets held for sale		165		49
Impairment of long-lived assets		(4,766)		(270)
Total adjustment premises and equipment (gross)		49,624		54,492
Accumulated depreciation interest cost		(6,173)		(5,088)
Reversal of accumulated depreciation of premises and equipment acquired with income tax benefits		342,770		273,845
Total accumulated depreciation		336,597		268,757
Total	COP	386,221	COP	323,249

Differences related to the application of ASC 740-10-25-51 to the cost basis of certain premises and equipment amounted to COP (973,528) in 2014 and COP (836,173) in 2013 have been included in item a) Deferred income taxes.

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

e)	Allowance for loan losses, financial leases losses, foreclosed assets and other receivables

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

All impaired loans that exceed a specific threshold of COP 2,000 or that are Troubled Debt Restructurings (TDRs) are individually assessed for impairment. All other loans are assessed on a collective basis.

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

The following summarizes the allowance for loan and financial leases losses and foreclosed assets under Colombian banking GAAP and U.S. GAAP:

	2014		2013

Allowance for loans losses , financial leases, and other receivables under Colombian banking GAAP	COP	(4,919,535)	COP	(4,221,045)
Difference in the allowance recognized in item e.i) Allowance for loan losses, financial leases losses and other receivables		420,062		(37,201)
(+) Increases in the allowance included within the following GAAP differences in the reconciliation:
Allowance on interests on the difference related to non-accrual loans presented in item (g) – interest recognition on non-accrual loans		(18,163)		(42,956)
Allowance on finance leases accounted for as operating leases under Colombian banking GAAP presented in item (l) lessor accounting		(43,283)		(53,515)
Allowance on loans acquired in Banagricola’s business acquisition presented in item (m) – business combinations		(34,318)		(30,605)
Allowance on other receivables for securitized non-performing loans presented in item (n) securitization		(1,342)		(1,200)
(+) Unamortized premium from Banistmo S.A.		276,992		363,340
(+) GAAP difference related to the provision for credit losses on commitments to extend credit recognized in item (e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables		109,341		142,333

Allowance for loans losses , financial leases, and other receivables under U.S. GAAP	COP	(4,210,246)	COP	(3,880,849)

Allowance for foreclosed assets under Colombian banking GAAP	COP	(295,153)	COP	(276,951)
Difference in the allowance recognized in item e.ii) Allowance for foreclosed assets		102,056		113,105
Allowance for foreclosed assets under U.S. GAAP	COP	(193,097)	COP	(163,846)

	2014			2013			2012
Difference recognized in net income under U.S. GAAP
Allowance for loans, financial leases losses and other receivables	COP	457,263		COP	271,083	(2)	COP	53,049
Allowance for foreclosed assets		(22,669	)(1)		29,126	(3)		(1,791)
	COP	434,594		COP	300,209		COP	51,258

(1)	For 2014, the difference of COP (11,049) between the reconciliations for the years 2014 COP 102,056 and 2013 COP 113,105 that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP COP (22,669) in the amount of COP 11,620 due to the cumulative translation adjustment related to foreign operations recorded in the other comprehensive income from Banco Agrícola S.A. and Banistmo for COP 8,749 and COP 2,871 respectively.
(2)	For 2013, the difference of COP 233,000 between the reconciliations for the years 2013 COP (37,201) and 2012 COP (270,201) that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP for COP 271,083 in the amount of COP (38,083) due to the adjustment related to the difference between the allowance recorded under Colombian banking GAAP and under U.S. GAAP as result of the Banistmo and its subsidiaries acquisition at October 31, 2013.

(3)	For 2013, the difference of COP 48,528 between the reconciliations for the years 2013 COP 113,105 and 2012 COP 64,577 that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP for COP 29,126 in the amount of COP 19,402 due to the cumulative translation adjustment related to foreign operations recorded in the other comprehensive income for COP 2,210 and the adjustment related to the difference between the allowance recorded under Colombian banking GAAP and under U.S. GAAP as result of the Banistmo and its subsidiaries acquisition at October 31, 2013 for COP 17,192.

An analysis of the activity in the allowance for loans and financial leases losses under U.S. GAAP during the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013		2012

Allowance at the beginning of the year	COP	(3,880,849)	COP	(3,627,368)	COP	(3,275,199)
Sale of subsidiaries		-		-		1,303
Provision for credit losses		(998,064)		(914,189)		(951,222)
Effect of changes in foreign exchange rates		(196,269)		(39,221)		36,963
Charge-offs		1,106,136		931,325		728,606
Recoveries of charged-off loans		(241,200)		(231,396)		(167,819)
Allowance at the end of the year	COP	(4,210,246)	COP	(3,880,849)	COP	(3,627,368)

Allowance for credit losses on commitments to extend credit at beginning of the year	COP	(142,333)	COP	(138,326)	COP	(32,827)
Provision on off-balance sheet credit instruments		32,992		(4,007)		(105,499)
Allowance for credit losses on commitments to extend credit at end of the year	COP	(109,341)	COP	(142,333)	COP	(138,326)

Gross Loans and financial leases		115,572,403		96,172,504		75,999,091
Allowance at the end of the period as a percentage of gross loans		3.64%		4.04%		4.77%
Provision for credit losses as a percentage of gross loans		0.86%		0.95%		1.25%

The average recorded investments in impaired loans for each segment for the year ended December 31, 2014 and 2013, were as follows:

	2014				2013
	Average				Average
	Impaired loans		Allowance		Impaired loans		Allowance
Commercial	COP	2,944,816	COP	1,464,214	COP	2,427,743	COP	1,141,451
Consumer		1,491,623		808,328		992,805		609,518
Residential Mortgage		705,859		240,165		448,429		183,381
Small Business Loans		83,012		38,943		46,255		30,366
Financial Leases		453,726		171,734		436,347		139,403
	COP	5,679,036	COP	2,723,384	COP	4,351,579	COP	2,104,119

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to COP 786,333, COP 594,890 and COP 492,426 for the years ended December 31, 2014, 2013 and 2012 respectively.

For the years ended December 31, 2014, 2013 and 2012, the Bank recognized interest income from impaired loans others than TDRs of approximately COP 397,371, COP 279,599 and COP 270,379, respectively, on such impaired loans.

The balance of the portfolio representing small balance homogeneous loans was evaluated under a collective allowance methodology by segment, and amounted to COP 113,032,418 and COP 94,270,552 for the years ended December 31, 2014 and 2013, respectively.

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

The loan portfolio under U.S. GAAP amounting to COP 115,572,403 differs from the loan portfolio under Colombian banking GAAP amounting to COP 108,250,736, which includes principal amounting to COP 107,553,547 and receivables amounting to COP 697,189, due to the consolidation of the loan portfolio of SPEs, the premium on fair value of the loans purchased in the acquisition of Banistmo and its subsidiaries, and the reclassification of prepayments to suppliers1 as receivables and the operating leases classified as finance leases under U.S. GAAP.

The following summarizes the carrying amount of each segment of financing receivable and the respective allowance for credit losses under U.S. GAAP. See Note 2 (i) “Loans and financial leases”:

Loan Portfolio by Loan Type
December 31, 2014

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Loans and financial leases	COP	64,553,257	COP	18,957,566	COP	13,413,170	COP	649,480	COP	21,836,289	COP	119,409,762
Accrued interest receivable		403,428		158,822		54,221		7,679		73,039		697,189
Loans origination fees and costs		13,872		104,257		24,956		4,606		12,150		159,841
Unearned income		(88,725)		-		-		-		(4,692,038)		(4,780,763)
Unamortized discounts or premiums		54,365		18,565		12,537		319		588		86,374
Carrying Amount	COP	64,936,197	COP	19,239,210	COP	13,504,884	COP	662,084	COP	17,230,028	COP	115,572,403

Allowance for loans losses , financial leases, and other receivables under U.S. GAAP		(2,068,284)		(1,326,300)		(381,361)		(71,385)		(362,916)		(4,210,246)

Loans and financial leases net	COP	62,867,913	COP	17,912,910	COP	13,123,523	COP	590,699	COP	16,867,112	COP	111,362,157

Loan Portfolio by Loan Type
December 31, 2013

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Loans and financial leases	COP	52,430,252	COP	16,889,290	COP	11,521,584	COP	517,134	COP	17,774,295	COP	99,132,555
Accrued interest receivable		370,183		145,240		46,975		5,722		67,481		635,601
Loans origination fees and costs		4,323		114,804		22,723		6,327		10,980		159,157
Unearned income		(82,319)		-		-		-		(3,742,602)		(3,824,921)
Unamortized discounts or premiums		53,571		9,153		6,515		366		507		70,112
Carrying Amount	COP	52,776,010	COP	17,158,487	COP	11,597,797	COP	529,549	COP	14,110,661	COP	96,172,504

Allowance for loans losses , financial leases, and other receivables under U.S. GAAP		(1,843,728)		(1,206,435)		(374,283)		(61,033)		(395,370)		(3,880,849)

Loans and financial leases net	COP	50,932,282	COP	15,952,052	COP	11,223,514	COP	468,516	COP	13,715,291	COP	92,291,655

1 Corresponds to expenditures incurred by the Bank before signing off the leasing contract. Under Colombian Banking GAAP, they are not considered as loans, but under US GAAP they are considered as receivables.

Loans and asset quality

The following tables are presented for each portfolio segment of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Allowance for credit losses

The following table sets forth the changes in the allowance and an allocation of the allowance by loan type:

Allowance for Credit Losses and Recorded Investment in Loans and financial leases
For the year ended December 31, 2014

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total
Allowance for credit losses:

Beginning Balance	COP	(1,843,728)	COP	(1,206,435)	COP	(374,283)	COP	(61,033)	COP	(395,370)	COP	(3,880,849)
Provision, net		(348,194)		(672,102)		38,608		(35,114)		18,738		(998,064)
Charge-offs		302,606		734,321		9,040		29,735		30,434		1,106,136
Recoveries of charges-offs		(123,271)		(85,360)		(27,713)		(1,295)		(3,561)		(241,200)
Effect of difference in exchange rate		(55,697)		(96,724)		(27,013)		(3,678)		(13,157)		(196,269)
Ending Balance	COP	(2,068,284)	COP	(1,326,300)	COP	(381,361)	COP	(71,385)	COP	(362,916)	COP	(4,210,246)

Ending balance: individually evaluated for impairment	COP	(956,093)	COP	(9,714)	COP	(9,663)	COP	-	COP	(26,173)	COP	(1,001,643)
Ending balance: collectively evaluated for impairment		(1,112,191)		(1,316,586)		(371,698)		(71,385)		(336,743)		(3,208,603	)(1)
Ending balance	COP	(2,068,284)	COP	(1,326,300)	COP	(381,361)	COP	(71,385)	COP	(362,916)	COP	(4,210,246)

Loans and financial leases

Ending balance: individually evaluated for impairment	COP	2,225,013	COP	40,949	COP	96,549	COP	-	COP	177,474	COP	2,539,985
Ending balance: collectively evaluated for impairment		62,711,184		19,198,261		13,408,335		662,084		17,052,554		113,032,418
Ending balance	COP	64,936,197	COP	19,239,210	COP	13,504,884	COP	662,084	COP	17,230,028	COP	115,572,403

(1)	Includes allowance for COP 1,912,644 related to impaired loans.

Allowance for Credit Losses and Recorded Investment in Loans and financial leases
For the year ended December 31, 2013

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total
Allowance for credit losses:
Beginning Balance	COP	(1,648,890)	COP	(1,141,198)	COP	(399,209)	COP	(55,816)	COP	(382,255)	COP	(3,627,368)
Provision, net		(322,047)		(598,041)		50,118		(23,280)		(20,939)		(914,189)
Charge-offs		262,200		629,478		496		19,482		19,669		931,325
Recoveries of charges-offs		(118,433)		(81,312)		(21,887)		(1,132)		(8,632)		(231,396)
Effect of difference in exchange rate		(16,558)		(15,362)		(3,801)		(287)		(3,213)		(39,221)
Ending Balance	COP	(1,843,728)	COP	(1,206,435)	COP	(374,283)	COP	(61,033)	COP	(395,370)	COP	(3,880,849)

Ending balance: individually evaluated for impairment	COP	(800,591)	COP	(3,655)	COP	(5,018)	COP	-	COP	(35,520)	COP	(844,784)
Ending balance: collectively evaluated for impairment		(1,043,137)		(1,202,780)	COP	(369,265)		(61,033)		(359,850)		(3,036,065	)(1)
Ending balance	COP	(1,843,728)	COP	(1,206,435)	COP	(374,283)	COP	(61,033)	COP	(395,370)	COP	(3,880,849)

Loans and financial leases
Ending balance: individually evaluated for impairment	COP	1,629,579	COP	34,464	COP	82,097	COP	-	COP	155,812	COP	1,901,952
Ending balance: collectively evaluated for impairment		51,146,431		17,124,023		11,515,700		529,549		13,954,849		94,270,552
Ending balance	COP	52,776,010	COP	17,158,487	COP	11,597,797	COP	529,549	COP	14,110,661	COP	96,172,504

(1)	Includes allowance for COP 1,687,695 related to impaired loans.

Past-due loans

The table below sets forth information about our past-due loans by segment and by class:

Age Analysis of Past-Due Loans and financial leases
As of December 31, 2014

	31–90 Days Past- Due		91–120 Days Past-Due		121-180 Days Past-Due		181- 360 Days Past-Due		Greater than 360 Days		Total Past-Due		Current		Total Financing

Commercial
Corporate	COP	14,852	COP	57,410	COP	32,292	COP	53,274	COP	58,767	COP	216,595	COP	40,139,702	COP	40,356,297
SME(1)		155,162		61,447		80,286		175,253		150,859		623,007		11,484,643		12,107,650
Others		158,843		18,765		40,691		73,116		66,132		357,547		12,114,703		12,472,250
Total Commercial	COP	328,857	COP	137,622	COP	153,269	COP	301,643	COP	275,758	COP	1,197,149	COP	63,739,048	COP	64,936,197

Consumer
Credit card	COP	145,386	COP	48,558	COP	67,708	COP	38,205	COP	11,562	COP	311,419	COP	6,797,114	COP	7,108,533
Vehicle loans		92,020		18,412		26,663		18,305		8,359		163,759		2,724,177		2,887,936
Payroll loan		140,422		27,161		40,568		12,763		1,263		222,177		4,050,690		4,272,867
Others		79,811		22,629		30,970		30,779		20,511		184,700		4,785,174		4,969,874
Total Consumer	COP	457,639	COP	116,760	COP	165,909	COP	100,052	COP	41,695	COP	882,055	COP	18,357,155	COP	19,239,210

Residential Mortgage
VIS(2)	COP	134,986	COP	29,083	COP	35,737	COP	28,419	COP	37,915	COP	266,140	COP	3,035,427	COP	3,301,567
No VIS		256,942		54,436		80,377		62,467		158,818		613,040		9,590,277		10,203,317
Total Residential Mortgage	COP	391,928	COP	83,519	COP	116,114	COP	90,886	COP	196,733	COP	879,180	COP	12,625,704	COP	13,504,884

Small business loans		20,339		5,429		8,105		13,994		9,231		57,098		604,986		662,084

Financial leases		96,629		16,259		27,502		39,774		56,011		236,175		16,993,853		17,230,028

TOTAL	COP	1,295,392	COP	359,589	COP	470,899	COP	546,349	COP	579,428	COP	3,251,657	COP	112,320,746	COP	115,572,403

(1)	SME refers to Small and Medium Sized Enterprises.
(2)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia ( as of December 31, 2014 COP 83).

Age Analysis of Past-Due Loans and financial leases
As of December 31, 2013

	31–90 Days Past- Due		91–120 Days Past-Due		121-180 Days Past-Due		181- 360 Days Past-Due		Greater than 360 Days		Total Past-Due		Current		Total Financing

Commercial
Corporate	COP	121,790	COP	38,807	COP	22,756	COP	39,251	COP	33,948	COP	256,552	COP	29,227,442	COP	29,483,994
SME		142,354		51,797		49,869		115,126		96,271		455,417		10,093,853		10,549,270
Others		75,416		20,690		27,783		62,635		50,585		237,109		12,505,637		12,742,746
Total Commercial	COP	339,560	COP	111,294	COP	100,408	COP	217,012	COP	180,804	COP	949,078	COP	51,826,932	COP	52,776,010

Consumer
Credit card	COP	112,367	COP	39,065	COP	62,171	COP	38,303	COP	8,520	COP	260,426	COP	5,881,882	COP	6,142,308
Vehicle loans		84,468		19,750		23,365		16,723		3,546		147,852		2,227,871		2,375,723
Payroll loan		95,957		16,437		22,233		1,754		670		137,051		3,455,364		3,592,415
Others		107,445		30,183		43,841		32,620		19,219		233,308		4,814,733		5,048,041
Total Consumer	COP	400,237	COP	105,435	COP	151,610	COP	89,400	COP	31,955	COP	778,637	COP	16,379,850	COP	17,158,487

Residential Mortgage
VIS(1)	COP	133,054	COP	25,469	COP	22,320	COP	24,949	COP	32,045	COP	237,837	COP	2,680,512	COP	2,918,349
No VIS		257,324		55,801		51,078		61,520		137,603		563,326		8,116,122		8,679,448
Total Residential Mortgage	COP	390,378	COP	81,270	COP	73,398	COP	86,469	COP	169,648	COP	801,163	COP	10,796,634	COP	11,597,797

Small business loans		17,882		4,439		8,787		14,495		7,016		52,619		476,930		529,549

Financial leases		76,540		17,673		23,172		44,318		47,072		208,775		13,901,886		14,110,661

TOTAL	COP	1,224,597	COP	320,111	COP	357,375	COP	451,694	COP	436,495	COP	2,790,272	COP	93,382,232	COP	96,172,504

(1)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 SMMLV in Colombia (as of December 31, 2013 COP 80).

The following table sets forth information about credit risks by class of financial receivable and internally assigned grades:

Credit Quality Indicators
As Of December 31 2014

	“A” Normal		“B” Acceptable		“C” Appreciable		“D” Significant		“E” Unrecoverable		TOTAL

Commercial
Corporate	COP	38,888,121	COP	909,108	COP	262,593	COP	86,267	COP	210,208	COP	40,356,297
SME		9,945,202		1,296,977		234,557		443,219		187,695		12,107,650
Others		11,596,292		374,243		217,646		180,576		103,493		12,472,250
Total Commercial	COP	60,429,615	COP	2,580,328	COP	714,796	COP	710,062	COP	501,396	COP	64,936,197

Consumer
Credit card	COP	5,848,812	COP	619,517	COP	249,863	COP	258,536	COP	131,805	COP	7,108,533
Vehicle loans		2,518,963		122,710		114,052		61,334		70,877		2,887,936
Payroll loan		3,766,560		269,131		109,255		50,081		77,840		4,272,867
Others		4,394,801		259,662		151,747		84,415		79,249		4,969,874
Total Consumer	COP	16,529,136	COP	1,271,020	COP	624,917	COP	454,366	COP	359,771	COP	19,239,210

Residential Mortgage
VIS	COP	2,963,904	COP	152,961	COP	117,049	COP	12,192	COP	55,461	COP	3,301,567
No VIS		9,494,767		292,246		202,588		32,570		181,146		10,203,317
Total Residential Mortgage	COP	12,458,671	COP	445,207	COP	319,637	COP	44,762	COP	236,607	COP	13,504,884

Small business loans		467,712		89,082		62,676		6,541		36,073		662,084

Financial leases		16,231,362		629,540		140,942		193,038		35,146		17,230,028

Total loans and financial leases	COP	106,116,496	COP	5,015,177	COP	1,862,968	COP	1,408,769	COP	1,168,993	COP	115,572,403

Credit Quality Indicators
As Of December 31 2013

	“A” Normal		“B” Acceptable		“C” Appreciable		“D” Significant		“E” Unrecoverable		TOTAL

Commercial
Corporate	COP	28,332,217	COP	533,835	COP	328,182	COP	141,810	COP	147,950	COP	29,483,994
SME		8,661,043		1,180,915		262,471		317,896		126,945		10,549,270
Others		12,009,825		217,879		252,613		179,412		83,017		12,742,746
Total Commercial	COP	49,003,085	COP	1,932,629	COP	843,266	COP	639,118	COP	357,912	COP	52,776,010

Consumer
Credit card	COP	5,175,142	COP	467,090	COP	172,075	COP	218,691	COP	109,310	COP	6,142,308
Vehicle loans		2,106,796		86,541		59,189		63,590		59,607		2,375,723
Payroll loan		3,318,601		85,731		91,551		40,251		56,281		3,592,415
Others		4,582,867		198,454		82,770		104,920		79,030		5,048,041
Total Consumer	COP	15,183,406	COP	837,816	COP	405,585	COP	427,452	COP	304,228	COP	17,158,487

Residential Mortgage
VIS	COP	2,724,434	COP	64,746	COP	75,110	COP	11,662	COP	42,397	COP	2,918,349
No VIS		8,190,936		117,201		171,228		32,251		167,832		8,679,448
Total Residential Mortgage	COP	10,915,370	COP	181,947	COP	246,338	COP	43,913	COP	210,229	COP	11,597,797

Small business loans		466,252		15,593		9,806		8,511		29,387		529,549

Financial leases		13,475,987		336,685		126,129		135,559		36,301		14,110,661

Total loans and financial leases	COP	89,044,100	COP	3,304,670	COP	1,631,124	COP	1,254,553	COP	938,057	COP	96,172,504

Internally assigned ratings are the same as those defined by SFC, described in Note 2 (i) “Loans and financial leases”.

Impaired loans

The following table sets forth information regarding loans considered impaired as of December 31, 2014 and 2013:

Impaired Loans(1)
As of December 31, 2014

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Interest Income Recognized

With no related allowance recorded:

Commercial
Corporate	COP	105,137	COP	104,471	COP	-	COP	5,740
SME		195,270		192,389		-		16,283
Others		95,063		93,709		-		10,974
Total Commercial	COP	395,470	COP	390,569	COP	-	COP	32,997

Consumer
Credit card	COP	2,146	COP	2,121	COP	-	COP	604
Vehicle loans		8,890		8,496		-		1,136
Payroll loan		-		-		-		-
Others		453		447		-		56
Total Consumer	COP	11,489	COP	11,064	COP	-	COP	1,796

Residential Mortgage
VIS	COP	442	COP	440	COP	-	COP	23
No VIS		17,363		17,282		-		2,169
Total residential mortgage	COP	17,805	COP	17,722	COP	-	COP	2,192

Small Business loans		397		393		-		80

Financial leases		121,637		121,167		-		7,978

With an allowance recorded:

Commercial
Corporate	COP	1,389,762	COP	1,319,540	COP	572,953	COP	119,190
SME		897,643		881,608		587,414		71,140
Others		685,536		678,173		450,464		75,385
Total Commercial	COP	2,972,941	COP	2,879,321	COP	1,610,831	COP	265,715

Consumer
Credit card	COP	872,944	COP	847,931	COP	489,430	COP	163,429
Vehicle loans		249,157		242,082		120,064		30,898
Payroll loan		232,365		146,925		48,840		25,787
Others		358,319		353,193		172,823		45,621
Total Consumer	COP	1,712,785	COP	1,590,131	COP	831,157	COP	265,735

Residential Mortgage
VIS	COP	229,660	COP	227,893	COP	69,321	COP	9,417
No VIS		548,452		493,081		175,589		17,895
Total residential mortgage	COP	778,112	COP	720,974	COP	244,910	COP	27,312

Small Business loans		113,418		109,382		41,582		9,072

Financial leases		373,691		360,830		185,807		23,875

Total	COP	6,497,745	COP	6,201,553	COP	2,914,287	COP	636,752

(1)	Corresponds to loans with any impairment condition that increases its risk level, regardless of its past due days.

Impaired Loans(1)
As of December 31, 2013

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Interest Income Recognized

With no related allowance recorded:

Commercial
Corporate	COP	111,819	COP	110,688	COP	-	COP	6,516
SME		181,108		178,732		-		12,685
Others		94,398		92,696		-		8,436
Total Commercial	COP	387,325	COP	382,116	COP	-	COP	27,637

Consumer
Credit card	COP	507	COP	489	COP	-	COP	189
Vehicle loans		12,012		11,555		-		1,477
Payroll loans		139		138		-		7
Others		2,230		2,225		-		27
Total Consumer	COP	14,888	COP	14,407	COP	-	COP	1,700

Residential Mortgage
VIS	COP	99	COP	99	COP	-	COP	-
No VIS		5,111		5,107		-		58
Total residential mortgage	COP	5,210	COP	5,206	COP	-	COP	58

Small Business loans		394		391		-		54

Financial leases		71,367		69,624		-		6,352

With an allowance recorded:

Commercial
Corporate	COP	915,721	COP	876,484	COP	469,160	COP	42,479
SME		677,875		667,611		481,558		43,110
Others		572,979		566,382		366,879		40,160
Total Commercial	COP	2,166,575	COP	2,110,477	COP	1,317,597	COP	125,749

Consumer
Credit card	COP	654,864	COP	633,203	COP	478,988	COP	115,754
Vehicle loans		189,433		183,843		108,102		24,485
Payroll loan		199,063		116,845		15,153		5,895
Others		280,889		274,437		183,255		34,434
Total Consumer	COP	1,324,249	COP	1,208,328	COP	785,498	COP	180,568

Residential Mortgage
VIS	COP	68,918	COP	68,504	COP	20,337	COP	6
No VIS		587,976		534,901		215,082		25,743
Total residential mortgage	COP	656,894	COP	603,405	COP	235,419	COP	25,749

Small Business loans		54,744		50,558		36,304		5,192

Financial leases		344,635		333,003		157,661		26,026

Total	COP	5,026,281	COP	4,777,515	COP	2,532,479	COP	399,085

(1)	Corresponds to loans with any impairment condition that increases its risk level, regardless of its past due days.

Includes impaired loans purchased from the acquisition of Banistmo and its subsidiaries, see note m.iv) Fair value of assets and liabilities acquired.

Assets pledged as collateral

As of December 31, 2014 and 2013, the Bank had pledged investment securities amounting to COP 1,227,328 and COP 445,652, respectively, as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

Nonaccrual loans

The table below sets forth information about loans and finance leases on nonaccrual status under U.S. GAAP:

Financing Receivables on Nonaccrual Status Under U.S. GAAP
As of December 31,

	2014		2013
Commercial
Corporate	COP	201,743	COP	134,762
SME		467,845		313,063
Others		198,704		161,693
Total Commercial	COP	868,292	COP	609,518

Consumer
Credit card	COP	166,033	COP	148,059
Vehicle loans		71,739		63,384
Payroll loan		81,755		41,094
Others		104,889		125,863
Total Consumer	COP	424,416	COP	378,400

Residential Mortgage
VIS	COP	131,154	COP	104,783
No VIS		356,098		306,002
Total residential mortgage	COP	487,252	COP	410,785

Small business loans		36,759		34,737

Financial leases		139,546		132,235

TOTAL	COP	1,956,265	COP	1,565,675

As of December 31, 2014 and 2013, Bancolombia did not have any performing loans which were past-due for 90 days or more.

Troubled Debt Restructurings

TDRs are loans where both:

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

Commercial loans

Commercial loans represented 52% of the total TDRs in 2014. Modifications of commercial loans are granted to commercial customers experiencing financial difficulty, often to avoid foreclosure and bankruptcy. Modifications that result in a TDR may include term extension, changes in the interest rate, principal and/or interest forgiveness, capitalization of past due amounts and other actions considered to assist customer while the Bank mitigates its own risk exposure.

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

The following table presents a summary of the effects of the modifications that the Bank has granted during the years ended December 31, 2014 and December 31, 2013:

	2014					2013
	Average interest rate reduction(1)	Term Extensions (years)		Average principal and interest forgiveness		Average interest rate reduction(1)	Term Extensions (years)		Average principal and interest forgiveness
Commercial				COP	84,009				COP	86,593
Corporate	0.00%	4.77				3.71%	0.43
SME	4.19%	4.90				4.65%	2.32
Others	2.80%	1.50				2.69%	3.05
Consumer				COP	63,449				COP	24,334
Credit card	0.00%	Maximum 4				0.00%	Maximum 4
Vehicle loans	0.00%	Maximum 3	(2)			0.00%	Maximum 3	(2)
Others	0.45%	1.60				0.00%	-

Residential Mortgage				COP	-				COP	32
Vis	0.21%	1.97				0.00%
No Vis	3.59%	1.16				1.03%	0.42

Small Business Loans	3.00%	2.17		COP	28,783	2.56%	2.79		COP	3,282

Leasing	0.00%	1.14		COP	5,335	1.04%	1.71		COP	-

(1)	Represents the average reduction of the contractual rate, at the moment of the debt restructuring.
(2)	Term extensions ranging from 1 to 3 years are granted by the parent company depending upon the automobile model given as collateral.

The following table presents TDRs granted by the Bank during the years 2014 and 2013:

	Loans modified during the year ended December 31,
	2014
	Number of Contracts		Pre- Modification Outstanding Recorded Investment		Post-Modification Outstanding Recorded Investment (1)		Unpaid principal Balance (2)

Commercial
Corporate	COP	33	COP	137,190	COP	118,645	COP	117,242
SME		1,862		476,956		290,891		276,939
Others		6,598		188,442		138,743		132,835
Total Commercial		8,493		802,588		548,279		527,016

Consumer
Credit card		91,178		301,556		302,326		242,248
Payroll loans		22		441		442		421
Vehicle loans		829		16,905		17,014		17,461
Others		2,964		32,654		31,335		30,043
Total Consumer		94,993		351,556		351,117		290,173

Residential Mortgage
Vis		273		8,243		8,215		7,534
No Vis		382		36,213		36,221		34,360
Total residential mortgage		655		44,456		44,436		41,894

Small Business Loans		975		20,634		12,619		12,019

Financial leases		484		165,697		169,077		156,103
TOTAL	COP	105,600	COP	1,384,931	COP	1,125,528	COP	1,027,205

(1)	Corresponds to past due amounts and any non-accrued interest that as part of the restructuring are capitalized at modification date.
(2)	Corresponds to loan principal that still due from borrower at the balance sheet date.

	Loans modified during the year ended December 31,
	2013
	Number of Contracts	Pre-Modification Outstanding Recorded Investment		Post-Modification Outstanding Recorded Investment (1)		Unpaid principal Balance (2)

Commercial
Corporate	255	COP	217,020	COP	208,103	COP	198,294
SME	2,051		370,985		258,797		247,721
Others	8,109		216,472		188,716		176,378
Total Commercial	10,415		804,477		655,616		622,393

Consumer
Credit card	50,115		132,581		133,621		128,997
Payroll loans	7		156		158		153
Vehicle loans	812		9,614		18,501		17,520
Others	2,360		14,988		17,026		16,221
Total Consumer	53,294		157,339		169,306		162,891

Residential Mortgage
Vis	9		691		694		688
No Vis	1,138		62,079		62,076		57,445
Total residential mortgage	1,147		62,770		62,770		58,133

Small Business Loans	1,186		15,376		11,935		11,291

Financial leases	493		104,996		105,111		102,847

TOTAL	66,535	COP	1,144,958	COP	1,004,738	COP	957,555

(1)	Corresponds to past due amounts and any non-accrued interest that as part of the restructuring are capitalized at modification date.
(2)	Corresponds to loan principal that still due from borrower at the balance sheet date.

The following table presents for the periods ended as of December 31, 2014 and December 31, 2013, the financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a subsequent payment default during that period:

	2014				2013
	Number of Contracts		Record Investment		Number of Contracts	Record Investment

Commercial
Corporate	68		COP	27,067	6	COP	11,062
SME	1,367			157,637	1,090		95,504
Others	4,442			75,943	4,604		67,413
Total Commercial	5,877			260,647	5,700		173,979

Consumer
Credit card	24,125	(1)		60,924	13,141		31,187
Payroll loans	24			447	1		104
Vehicle loans	563			13,105	486		11,376
Others	780			5,939	541		3,264
Total Consumer	25,492			80,415	14,169		45,931

Residential Mortgage
Vis	497			12,138	5		399
No Vis	445			41,558	271		11,467
Total residential mortgage	942			53,696	276		11,866

Small Business Loans	675			7,591	655		5,429

Financial leases	346			103,361	446		94,693
TOTAL	33,332		COP	505,710	21,246	COP	331,898

(1)	The increase is due to the Tuya S.A. restructuring program which has been put in place since December 2012, for which the number of contracts considered as TDRs have been increasing significantly through 2014.

As of December 31, 2014
	31-90 days		91-120 Days		121-180 Days		181-360 Days		Total Past - due			Current
	Past - due		Past - due		Past - due		Past - due		COP		%	COP		%	Total
Commercial
Corporate	COP	-	COP	-	COP	4,477	COP	749	COP	5,226	4%	COP	112,016	96%	COP	117,242
SME		30,731		14,488		10,853		8,352		64,424	23%		212,515	77%		276,939
Others		11,898		4,631		5,930		6,396		28,855	22%		103,980	78%		132,835
Total Commercial		42,629		19,119		21,260		15,497		98,505	19%		428,511	81%		527,016

Consumer
Credit card		20,357		5,387		5,903		87		31,734	13%		210,514	87%		242,248
Payroll loans		121		22		55		-		198	47%		223	53%		421
Vehicle loans		3,956		829		1,480		372		6,637	38%		10,824	62%		17,461
Others		1,096		521		450		56		2,123	7%		27,920	93%		30,043
Total Consumer		25,530		6,759		7,888		515		40,692	14%		249,481	86%		290,173

Residential Mortgage
Vis		1,648		443		392		440		2,923	39%		4,611	61%		7,534
No Vis		8,470		1,366		1,829		1,253		12,918	38%		21,442	62%		34,360
Total Residential Mortgage		10,118		1,809		2,221		1,693		15,841	38%		26,053	62%		41,894

Small Business Loans		1,534		678		713		1,034		3,959	33%		8,060	67%		12,019

Financial leases		12,654		1,082		3,332		2,448		19,516	13%		136,587	87%		156,103

TOTAL	COP	92,465	COP	29,447	COP	35,414	COP	21,187	COP	178,513	17%	COP	848,692	83%	COP	1,027,205

The tables below present an age analysis of the past-due TDRs:

As of December 31, 2013
	31-90 days		91-120 Days		121-180 Days		181-360 Days		More than 360 days		Total Past - due			Current
	Past - due		Past - due		Past - due		Past- due		past due		COP		%	COP		%	Total
Commercial
Corporate	COP	80	COP	-	COP	2,114	COP	-	COP	-	COP	2,194	1%	COP	196,100	99%	COP	198,294
SME		23,890		11,434		8,324		9,507		-		53,155	21%		194,566	79%		247,721
Others		18,130		6,335		6,147		6,556		-		37,168	21%		139,210	79%		176,378
Total Commercial		42,100		17,769		16,585		16,063				92,517	15%		529,876	85%		622,393

Consumer
Credit card		11,106		4,073		4,779		71		-		20,029	16%		108,968	84%		128,997
Payroll loans		-		7		115		31		-		153	100%		-	0%		153
Vehicle loans		3,319		666		1,349		437		-		5,771	33%		11,749	67%		17,520
Others		1,056		219		392		16		-		1,683	10%		14,538	90%		16,221
Total Consumer		15,481		4,965		6,635		555				27,636	17%		135,255	83%		162,891

Residential Mortgage
Vis		-		-		411		277		-		688	100%		-	0%		688
No Vis		9,641		3,199		3,115		2,406		14		18,375	32%		39,070	68%		57,445
Total Residential Mortgage		9,641		3,199		3,526		2,683		14		19,063	33%		39,070	67%		58,133

Small Business Loans		1,561		507		773		670		-		3,511	31%		7,780	69%		11,291

Financial leases		9,894		1,402		1,134		1,526		-		13,956	14%		88,891	86%		102,847

TOTAL	COP	78,677	COP	27,842	COP	28,653	COP	21,497	COP	14	COP	156,683	16%	COP	800,872	84%	COP	957,555

Allowance for TDR loan losses

All TDRs that exceed COP 2,000 are individually assessed for impairment. TDRs that are less than the threshold are collectively evaluated for impairment.

For all segments, when a loan is designated as a TDR and it is individually assessed, the allowance is estimated based on the present value of projected future cash flows discounted at the original effective loan rate. If the carrying value of a TDR exceeds this amount, a specific allowance is recorded as a component of the allowance for loan and finance leases losses. To determine expected future cash flows, the Bank analyzes the financial situation of the debtor to calculate its ability to pay, including financial variables and its payment behavior.

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

The following table sets forth by segment and by class the allowance recorded for loans that were designated as TDRs during the years 2014 and 2013:

	Allowance for loan losses as of December 31,
	2014		2013
Commercial
Corporate	COP	59,102	COP	115,421
SME		128,521		133,119
Others		72,170		110,022
Total Commercial		259,793		358,562

Consumer
Credit card		108,601		60,559
Payroll loans		73		13
Vehicle loans		9,226		8,898
Others		12,899		6,035
Total Consumer		130,799		75,505

Residential Mortgage
Vis		1,852		78
No Vis		7,605		8,967
Total Residential Mortgage		9,457		9,045

Small Business Loans		8,049		7,504

Financial leases		47,389		28,749

TOTAL	COP	455,487	COP	479,365

However, modifications of loans that are both, past due 120 or more days and are classified as TDRs, do not have a significant impact on the allowance for loan and financial leases losses. Further charge-offs of these loans are not required at the time of modification.

Purchases of financing receivables

In 2014, the Bank purchased assets from Titularizadora Colombiana for COP 51,292. Which were performing loans and financial leases classified in a category A or “Normal Risk”.

Sales of financing receivables

In 2014, the Bank did not sale any financing receivables.

f) Loan origination fees and costs

Under Colombian banking GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. For U.S. GAAP, loan origination fees and related direct loan origination costs are deferred and recognized over the life of the related loans as an adjustment of yield.

The decrease in the net income adjustment (2014 COP 684; 2013 18,162) is explained by the effect introduced by new tax regulation that came into force in 2014, according to which the employer and social welfare cost for entities domiciled in Colombia had been reduced approximately by 8.5%.

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

Under Colombian banking GAAP, the payroll-related costs for employees who are directly associated with a software project are recorded by the Bank as an expense. Under U.S. GAAP the payroll-related costs are capitalized during the application development stage and amortized on a straight line basis since the beginning of the production stage.

Under Colombian banking GAAP, the Bank accounts for improvements on leased property in the Consolidated Statement of Operations as expenses. Under U.S. GAAP, leasehold improvements are recorded as a deferred charge and amortized on a monthly basis over the term of the leases.

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

The following table shows the adjustments for each item:

	Net Income
	December 31, 2014		December 31, 2013		December 31, 2012
Items

Leasehold improvements	COP	(11,362)	COP	8,161	COP	15,990
Interest Cost		(5,859)		(7,966)		6,304
Payroll for employee’s directly associated with Innova project		(9,754)		(27,477)		(785)
Discounts on issuance of long- term debt		(1,357)		(1,347)		(1,307)
Other		3,186		(1,964)		10,433
Total	COP	(25,146)	COP	(30,593)	COP	30,635

	Stockholders’ equity
	December 31, 2014		December 31, 2013
Items

Leasehold improvements	COP	23,054	COP	34,416
Interest Cost		12,486		18,345
Payroll for employee’s directly associated with Innova project		12,437		22,191
Discounts on issuance of long- term debt		5,226		6,583
Other		(758)		(3,944)
Total	COP	52,445	COP	77,591

i)	Investment securities, Derivatives and “REPOS”

The table below provides details regarding the differences in investment securities and derivatives between Colombian banking GAAP and U.S. GAAP:

Consolidated net income	2014		2013		2012

Fair value adjustment on trading securities	COP	1,030	COP	(14,266)	COP	5,517
Reserve of (Recovery of allowance) allowance for losses under Colombian banking GAAP		(1,988)		(6,640)		(21,823)
Foreign exchange gains or losses on available for sale debt securities recognized in the statement of operations		(1,084)		(8,720)		7,336
Fair value adjustment on derivative instruments		33,681		(17,345)		32,559
Consolidation of VIEs		-		-		(72,798)
Total	COP	31,639	COP	(46,971)	COP	(49,209)

Consolidated stockholders' equity	2014		2013

Fair value adjustment on trading securities	COP	(417)	COP	(2,942)
Fair value adjustment on available for sale securities		(3,816)		434
Impairment losses reversed		(1,463)		525
Change in classification of held to maturity to available for sale securities		(16,472)		(8,746)
Fair value adjustment on derivative instruments		(11,047)		(39,329)
Consolidation of VIEs		(53,938)		(53,938)
Total	COP	(87,153)	COP	(103,996)

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

As a consequence of this procedure, under Colombian banking GAAP, the Bank has recognized valuation allowance for debt securities amounting to COP 6,784 and COP 8,945, as of December 31, 2014 and 2013, respectively. Changes in valuation allowances for debt securities are recorded in the consolidated statement of operations as incurred. During 2014, under Colombian GAAP, the Bank has reversed COP 1,017 of valuation allowances. For U.S. GAAP purposes, valuation allowances are not allowed to be reversed.

Under U.S. GAAP, we would not recognize any impairment as the fair value is higher than the amortized cost. Consequently, as of December 31, 2014 and 2013, the Bank has reversed allowances amounting to COP 4,322 and COP 3,305 respectively.

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

Otherwise, when the Bank does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell prior to recovery of its amortized cost basis, the Bank determines whether it will recover its amortized cost basis. If it concludes it will not, a credit loss exists and the resulting OTTI is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in (OCI). The total OTTI (difference between the fair value and the amortized cost of the debt security) is presented in the Statement of Operations with an offset in a separate line item for any amount of the total OTTI that is recognized in OCI.

For U.S. GAAP purposes, the Bank determined that the impairment recognized under Colombian banking GAAP for debt securities rated as B or higher was not other than temporary.

The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily mandatory securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a fixed interest rate and average maturity of less than eight years. The Bank has determined that most of the unrealized losses on investments at December 31, 2014 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost and expects to recover the entire amortized cost basis of the securities. The Bank has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses.

For certain mortgage backed securities (“TIPS”) in an unrealized loss position for more than 12 months; the Bank has recognized other-than temporary impairment amounting to COP 8,000, as of December 31, 2014. The recognition of OTTI is based on a range of factors, including the credit ratings of the issuer and specific events such as the estimated prepayment speed and default rate of the underlying assets that collateralize the debt security. For U.S. GAAP purposes, during 2014, OTTI recognized for corporate debt securities amounted to COP 247. For the years ending December 31, 2013 and 2012, the OTTI recognized under U.S. GAAP amounted to COP 8,836 and COP 6,362, respectively.

Under U.S. GAAP, as of December 31, 2014 and 2013, 246 and 344 investment securities presented gross unrealized losses, respectively.

Fair value adjustment on derivative instruments

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

Under U.S. GAAP at the acquisition date the hedge relationships that would qualify for hedge accounting would require re-designation in order to apply hedge accounting. At the moment of the Banistmo and its subsidiaries acquisition, the Bank designated new hedging relationships, and due to the fact that the derivatives designated as hedge instruments had a fair value different from zero, the hedging relationships were ineffective, and thus the Bank has recognized in the consolidated statement of operations an income of COP 1,690 as of December 31, 2014 and an expense of COP 4,625 as of December 31, 2013.

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

During 2013, the Bank increased its participation in the Fund from the 49.79% to the 50.28%. As of December 31, 2014, the Bank´s participation in the Fund is 50.21%. Therefore, for Colombian banking GAAP purposes the Fund has been consolidated by the Bank as of December 31, 2014 and 3013.

Additional disclosures for investment securities under U.S. GAAP

The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis
Available for sale - Debt securities
December 31, 2014
Securities issued or secured by Colombian Government	COP	291,871	COP	360	COP	(5,052)	COP	296,563
Securities issued or secured by Government entities		1,420,705		2,693		(3,470)		1,421,482
Securities issued or secured by other financial entities		971,931		8,677		(20,295)		983,549
Securities issued or secured by foreign Governments		1,286,874		12,530		(5,124)		1,279,468
Securities issued or secured by the El Salvador Central Bank		23,638		3		(9)		23,644
Other investments		137,829		1,290		(1,163)		137,702
Total	COP	4,132,848	COP	25,553	COP	(35,113)	COP	4,142,408

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis
Available for sale - Debt securities
December 31, 2013
Securities issued or secured by Colombian Government	COP	321,900	COP	858	COP	(8,416)	COP	329,458
Securities issued or secured by Government entities		1,744,223		3,406		(2,999)		1,743,816
Securities issued or secured by other financial entities		859,264		9,565		(13,715)		863,414
Securities issued or secured by foreign Governments		1,279,475		8,456		(11,166)		1,282,185
Securities issued or secured by the El Salvador Central Bank		604,971		4		(67)		605,034
Other investments		74,090		1,131		(483)		73,442
Total	COP	4,883,923	COP	23,420	COP	(36,846)	COP	4,897,349

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2014
Inmobiliaria Cadenalco	COP	5,472	COP	2,982	COP	-	COP	2,490
Grupo Odinsa		195,413		-		(14,407)		209,820
Bolsa de Valores de Colombia		11,407		-		(2,366)		13,773
Enka de Colombia		9,785		261		-		9,524
Construcciones El Condor		4,045		576		-		3,469
Bladex		5,352		3,346		-		2,006
HSBC PLC Inc		918		-		(38)		956
Total	COP	232,392	COP	7,165	COP	(16,811)	COP	242,038

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2013
Inmobiliaria Cadenalco	COP	5,296	COP	2,806	COP	-	COP	2,490
Grupo Odinsa		196,416		-		(8,962)		205,378
Bolsa de Valores de Colombia		12,168		-		(1,628)		13,796
Enka de Colombia		6,547		-		(2,977)		9,524
Construcciones El Condor		3,174		-		(294)		3,468
Bladex		4,012		2,221		-		1,791
HSBC PLC Inc		852		-		(335)		1,187
Total	COP	228,465	COP	5,027	COP	(14,196)	COP	237,634

The scheduled maturities of debt securities at December 31, 2014 were as follows:

	Available for sale
	Fair		Cost
	value		basis

Due in one year or less	COP	2,187,392	COP	2,190,676
Due from one year to five years		1,011,553		998,312
Due from five years to ten years		622,359		643,630
Due more than ten years		311,544		309,790
Total	COP	4,132,848	COP	4,142,408

Unrealized Losses Disclosure

Investments that have been in a continuous unrealized loss position for less than 12 months are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2014
Securities issued or secured by Colombian Government	COP	91,462	COP	(742)	COP	92,204
Securities issued or secured by Government entities		790,461		(3,471)		793,932
Securities issued or secured by other financial entities		201,030		(1,559)		202,589
Securities issued or secured by foreign Governments		372,649		(1,869)		374,518
Securities issued or secured by the El Salvador Central Bank		21,301		(9)		21,310
Other investments		83,702		(1,039)		84,741
Total	COP	1,560,605	COP	(8,689)	COP	1,569,294

Investments that have been in a continuous unrealized loss position for 12 months or longer are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2014
Securities issued or secured by Colombian Government	COP	190,377	COP	(4,311)	COP	194,688
Securities issued or secured by other financial entities		92,027		(18,736)		110,763
Securities issued or secured by foreign Governments		60,292		(3,255)		63,547
Other investments		21,490		(124)		21,614
Total	COP	364,186	COP	(26,426)	COP	390,612

				Gross
				unrealized	Cost
	Fair value			losses	basis
Available for Sale - Equity securities
December 31, 2014
Grupo Odinsa	COP	195,413	COP	(14,407)	COP	209,820
Bolsa de Valores de Colombia		11,407		(2,366)		13,773
HSBC PLC Inc		918		(38)		956
Total	COP	207,738	COP	(16,811)	COP	224,549

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

The tables below present the Bank’s debt securities investment portfolio, by geographic location of the issuer:

	Colombia		El Salvador		Panama		Mexico		Brazil		Chile		Unitad States		Others

December 31, 2014
Securities issued or secured by Colombian Government	COP	6,535,888	COP	-	COP	-	COP	-	COP	-	COP	-	COP	-	COP	-
Securities issued or secured by Government entities		1,430,045		-		-		-		-		-		-		-
Securities issued or secured by other financial entities		877,927		74,106		7,485		7,514		65,910		37,323		-		110,777
Securities issued or secured by foreign Governments		-		184,053		809,903		449,363		57,714		9,237		203,168		74,945
Securities issued or secured by the El Salvador Central Bank		-		23,638		-		-		-		-		-		-
Other investments		60,569		40,871		23,543		23,511		18,960		12,858		-		-

Total	COP	8,904,429	COP	322,668	COP	840,931	COP	480,388	COP	142,584	COP	59,418	COP	203,168	COP	185,722

	Colombia		El Salvador		Panama		Mexico		Brazil		Chile		Unitad States		Others

December 31, 2013
Securities issued or secured by Colombian Government	COP	6,038,821	COP	-	COP	-	COP	-	COP	-	COP	-	COP	-	COP	-
Securities issued or secured by Government entities		1,835,513		26		-		-		-		-		-		-
Securities issued or secured by other financial entities		924,020		11,740		5,938		6,225		53,756		25,084		-		87,626
Securities issued or secured by foreign Governments		-		347,374		786,249		310,849		45,816		6,912		64,131		75,677
Securities issued or secured by the El Salvador Central Bank		-		604,971		-		-		-		-		-		-
Other investments		110,207		19,365		15,853		1,917		15,802		14,088		-		5,076

Total	COP	8,908,561	COP	983,476	COP	808,040	COP	318,991	COP	115,374	COP	46,084	COP	64,131	COP	168,379

Additional disclosures for derivative instruments under U.S. GAAP

The tables below present the financial position of the derivatives contracts as of December 31, 2014 and 2013 and their gain and loss recognized in the Consolidated Statement of Operations as well as the notional amounts of derivative contracts:

	Asset						Liability
	2014			2013			2014			2013
Derivatives not designated as hedging instruments	Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value

Interest rate contracts	Other assets	COP	98,153	Other assets	COP	137,156	Other liability	COP	(108,134)	Other liability	COP	(101,375)
Foreign exchange contracts	Other assets		1,349,567	Other assets		392,868	Other liability		(1,117,271)	Other liability		(330,176)
Equity contracts	Other assets		-	Other assets		82	Other liability		-	Other liability		-
TOTAL		COP	1,447,720		COP	530,106		COP	(1,225,405)		COP	(431,551)

	2014		2013
Collateral	COP	360,432	COP	201,671

	2014		2013
Derivatives not designated as hedging instruments	Amount of gain or loss recognized in income on derivative

Interest rate contracts	COP	(86,967)	COP	(10,860)
Foreign exchange contracts		(85,378)		(16,404)
Other contracts		2,136		(6)
	COP	(170,209)	COP	(27,270)

	2014		2013
Derivatives not designated as hedging instruments	Notional amounts as of December 31

Interest rate contracts	COP	17,649,944	COP	18,285,722
Foreign exchange contracts		14,112,336		21,557,455
Other contracts		-		30,828
	COP	31,762,280	COP	39,874,005

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

The table below presents repurchases and resale transactions included in the Consolidated Balance Sheet as cash and due from banks at December 31, 2014 and 2013:

	December 31, 2014
	Gross Assets / Liabilities		Amounts offset on the Condensed Consolidated Balance Sheet		Net Condensed Consolidated Balance Sheet amount		Financial Instruments		Net Assets / Liabilities
Securities purchased under agreements to resell	COP	1,302,267	COP	-	COP	1,302,267	COP	(1,302,267)	COP	-
Securities sold under agreements to repurchase		(1,891,949)		-		(1,891,949)		1,657,803		(234,146)
Total repurchase and resale agreements	COP	(589,682)	COP	-	COP	(589,682)	COP	355,536	COP	(234,146)

	December 31, 2013
	Gross Assets / Liabilities		Amounts offset on the Condensed Consolidated Balance Sheet		Net Condensed Consolidated Balance Sheet amount		Financial Instruments		Net Assets / Liabilities
Securities purchased under agreements to resell	COP	2,124,721	COP	-	COP	2,124,721	COP	(2,093,052)	COP	31,669
Securities sold under agreements to repurchase		(1,016,292)		-		(1,016,292)		1,016,292		-
Total repurchase and resale agreements	COP	1,108,429	COP	-	COP	1,108,429	COP	(1,076,760)	COP	31,669

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

The table below presents derivative instruments included in the Condensed Consolidated Balance Sheet as other assets at December 31, 2014 and 2013 by derivative and by risk. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid:

	December 31, 2014
	Gross derivative Assets		Gross derivative Liabilities

Over-the-counter
Foreign exchange contracts
Swaps	COP	672,704	COP	(461,932)
Forwards		493,930		(567,983)
Options		182,709		(87,356)
Other Contracts		224		-
Interest rate contracts
Swaps		78,098		(96,463)
Forwards		20,055		(11,671)
Equity contracts
Forwards		-		-
Gross derivative assets/liabilities		1,447,720		(1,225,405)
Less: Master netting agreements		(1,225,405)		1,225,405
Less: Cash collateral received/paid		(156,807)		-
Total derivative assets/liabilities	COP	65,508	COP	-

	December 31, 2013
	Gross derivative Assets		Gross derivative Liabilities

Over-the-counter
Foreign exchange contracts
Swaps	COP	286,137	COP	(223,123)
Forwards		74,271		(59,330)
Options		32,319		(47,723)
Other Contracts		141		-
Interest rate contracts
Swaps		136,557		(96,851)
Forwards		599		(4,524)
Equity contracts
Forwards		82		-
Gross derivative assets/liabilities		530,106		(431,551)
Less: Master netting agreements		(431,551)		431,551
Less: Cash collateral received/paid		(60,472)		-
Total derivative assets/liabilities	COP	38,083	COP	-

j)	Dividends received from investments

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

During the year ended December 31, 2014 stock dividends received amounted to COP 6,103 and consequently, the Bank’s results of operations under U.S. GAAP have been affected by this amount. The stockholder’s equity adjustment under U.S. GAAP was COP (38,611) and COP (32,508) as of December 31, 2014 and 2013 respectively.

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

Under U.S. GAAP, investments where the investor has the ability to exercise significant influence are recorded using the equity method. The following table sets forth the adjustment recognized under U.S. GAAP due to the application of the equity method for the year ended December 31:

Consolidated net income

Equity Securities	2014		2013		2012

Protección S.A.	COP	20,914	COP	14,683	COP	270
Avefarma		4,638		(2,404)		-
Panamerican Pharmaceutical Holding		2,536		2,516		-
ACH Colombia S.A.		1,353		763		81
Redeban Multicolor S.A.		1,108		(4,936)		7,937
Glassfarma		550		168		-
Concesiones Urbanas S.A.		143		(2,924)		204
Saneal S.A. (2)		117		(117)		-
Servicios Financieros S.A. de C.V.		108		624		370
ACH El Salvador		78		180		55
Multiactivos S.A.		15		(18)		87
Concesiones CCFC S.A.		(161)		413		339
Servicio Salvadoreño de Protección, S.A. de C.V.		(1,088)		3,094		247
Reintegra S.A.S.		(2,092)		1,508		596
Inversiones Inmobiliarias Arauco Alameda S.A.S.		(3,331)		(3,695)		(1,673)
Titularizadora Colombiana S.A.		(1,638)		(1,282)		143
Grupo Agromercantil Holding S.A. (‘GAH’) (1)		(19,673)		(15,978)		-
Planeco S.C. (3)		-		467		(553)
Materiales Industriales S.A. (4)		-		(2,220)		(578)
Erecos S.A.(4)		-		(1,897)		(796)
	COP	3,577	COP	(11,055)	COP	6,729

(1)	In October 2013, the Bank’s subsidiary, Bancolombia Panamá acquired 40.0% of the common stock of Grupo Agromercantil Holding S.A. (‘GAH’), a Panamanian company. GAH owns the Guatemalan financial conglomerate Agromercantil, which includes, among others, Banco Agromercantil BAM of Guatemala, Mercom Bank Ltd.

The Bank’s investment in GAH was equity accounted with effect from October 2013. The Bank’s significant influence over operating and financial policies of GAH was determined as a consequence of the representation on the Board of Directors. The Goodwill included in carrying amount of the Bank’s investment in GAH as of December 31, 2013, amounted to COP 78,315.

(2)	As a result of the Banistmo's acquisition the Bank has acquired share voting rights in this company. The company was liquidated in July 2014.
(3)	In December 2013, the Bank’s subsidiary, Sistema de Inversiones y Negocios S.A. (“SINESA”), sold its 50% participation in Planeco S.C.
(4)	In October 2013, the Bank´s subsidiary Valores Simesa S.A. sold its 49.99% participation in Materiales Industriales S.A. and Erecos S.A.

Consolidated Stockholders’ Equity
Equity Securities	Equity interest	2014(1)		2013(1)

Protección S.A.	20.58%	COP	128,237	COP	107,325
Titularizadora Colombiana S.A.	26.98%		9,441		11,078
Redeban Multicolor S.A.	20.36%		11,403		10,295
Concesiones CCFC S.A.	25.50%		5,597		5,758
Servicio Salvadoreño de Protección, S.A. de C.V.	24.40%		3,459		3,662
Reintegra S.A.S.	46.00%		1,649		3,741
ACH Colombia S.A.	19.94%		4,666		3,313
Multiactivos S.A.	21.25%		1,782		1,767
Concesiones Urbanas S.A.	33.33%		1,305		1,162
Panamerican Pharmaceutical Holding Inc	21.00%		6,426		2,594
Servicios Financieros S.A. de C.V.	46.72%		755		522
ACH El Salvador	24.40%		41		(30)
Avefarma S.A.S.	21.00%		2,234		(2,404)
Inversiones Inmobiliarias Arauco Alameda S.A.S.	33.81%		(10,390)		(7,059)
Glassfarma S.A.S.	21.00%		718		168
Saneal S.A. (2)	-		-		(117)
Grupo Agromercantil Holding S.A. (‘GAH’)	40.00%		(43,013)		(15,695)
		COP	124,310	COP	126,080

(1)	The adjustment includes other comprehensive income for an amount of COP (5,347) and COP 643 for 2013 and 2014 respectively.
(2)	As a result of the Banistmo´s acquisition the Bank has acquired share voting rights in this company. The company was liquidated in July 2014

l)	Lessor accounting

Certain of the Bank’s subsidiaries leases assets to third parties under non-cancelable leases arrangements. These leases arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and five years.

Under Colombian banking GAAP, for financial entities, leases are classified as either financial leases or operating leases, according to the terms of the leases agreements. Assets provided through leases to third parties with a purchase option are recorded in the loan portfolio. Assets provided through operating leases are recorded as property, plant and equipment. For both types of leases, their initial measurement represents the value to be financed of the assets to be leased (that is, the acquisition or construction cost). A leasehold improvement is capitalized when it represents a permanent improvement or betterment that increases the usefulness of the leased asset, and represents a greater value of the leases operation.

Under U.S. GAAP, from the lessor’s perspective, leases are classified as direct financing leases, sales-type leases, operating leases or leverage leases. Leases are classified as direct financing leases if certain criteria are met in the leases contract; otherwise they are classified as operating leases. The net investments in direct financing leases represent the present value of the minimum leases payments plus the unguaranteed residual value.

The adjustment under U.S. GAAP is related to certain leases signed by the Bank’s subsidiaries Renting Colombia and Leasing Bancolombia that are classified as operating leases under Colombian banking GAAP, but met the criteria to be classified as direct financing leases under U.S. GAAP.

The following lists the components of the net investment in direct financial leases under U.S. GAAP as of December 31, 2014 and 2013:

	2014		2013

Total minimum leases payments to be received	COP	17,535,499	COP	14,614,216
Less: Allowance for uncollectibles		(361,774)		(395,370)
Net minimum leases payments receivable		17,173,725		14,218,846
Estimated residual values of leased property		1,172,697		1,018,125
Less: Unearned income		(4,692,038)		(3,742,602)
Net investment in direct financing leases	COP	13,654,384	COP	11,494,369

Following schedule shows the future minimum leases payments to be received under U.S. GAAP on direct financing leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Direct Financing leases		Operating Leases
2015	COP	557,651	COP	190,938
2016		1,110,694		155,324
2017		1,807,413		119,902
2018		1,572,274		79,129
2019		1,744,112		38,245
2020 and later		10,743,355		32,002
Total minimum future leases payments to be received	COP	17,535,499	COP	615,540

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

The Banagrícola and Banistmo acquisitions were accounted for using the purchase method under Colombian banking GAAP, in accordance with the methodology suggested by the SFC.

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

Acquisition of Banistmo and its subsidiaries

On October 28, 2013, the Bank completed the acquisition of 100% of common shares, and 90.1% of preferred shares of Banistmo. Under the terms of the acquisition agreement, The Bank paid a consideration amount of USD 2,234,815 to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc; including customary adjustments in accordance with the share purchase agreement.

The acquisition of Banistmo and its subsidiaries was accounted for under the acquisition method of accounting in accordance with ASC 805-10. Accordingly, the purchase price was preliminarily allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date. Preliminary goodwill of USD 1,125,886 (COP 2,693,637 converted to Colombian pesos using the exchange rate applicable at the end of the year 2014) is calculated as the purchase premium after adjusting for the fair value of net assets acquired. In December 2014, HSBC Latin America Holding refunded USD 16,420 (COP 37,684 converted to Colombian pesos using the exchange rate applicable at the end of the year) due to adjustments made to the price paid for Banistmo and corresponds to adjustments directly related to the pricing, this amount was recognized as a reduction of the goodwill, consequently, the goodwill as of December 31, 2014 amounts to USD 1,109,466 (COP 2,654,352).

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

Under Colombian banking GAAP, in the case of goodwill acquired by the Bank and its subsidiaries before the date when the new regulation came into full force in year 2007, the amortization term was maintained from three to ten years for goodwill recorded in the subsidiaries Banagrícola and Inversiones Financieras Banagrícola S.A., as permitted by the SFC at the acquisition date.

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

Under U.S. GAAP, the Bank annually has performed the required impairment test of each reporting segment’s goodwill. For December 31, 2014 and 2013, the Bank concluded that there was an impairment of UFF Móvil's goodwill and recorded an impairment charge for the excess over the fair value amounting to COP 5,782 and COP 1,502, respectively.

The goodwill impairment losses aforementioned related to Uff Movil are allocated to the segment “All other segments” and recognized in the Condensed Statement of Operations in the line “Other expenses”. Assumptions about the measurement are based on management’s estimates of future cash flows based on a 10 years plan, considering the company’s current market share in the Colombian mobile business and the growth perspectives. The discount rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital allocated by the Bank to the investment in Uff Movil (11.50%). The increases in the cost of the mobile retail sector and greater competition have led to the decrease in the financial results obtained by Uff Movil for the period ended at December 31, 2014.

The changes in Goodwill by segment during 2014 and 2013 were as follows:

	Banking Colombia		Banking Panama			Banking El Salvador		Leasing			Trust		Investments		Brokerage		Off Shore		All other segments		Pension and Insurance			Total
Goodwill U.S. GAAP
Balance as of December 31, 2012	COP	435,827	COP	-		COP	545,827	COP	54,238		COP	2,493	COP	132,273	COP	43,722	COP	31,534	COP	1,330	COP	-		COP	1,247,244
Accumulated impairment losses		(7,787)		-			-		-			-		-		-		-		-		-			(7,787)
Balance as of January 1, 2013		428,040		-			545,827		54,238			2,493		132,273		43,722		31,534		1,330		-			1,239,457
Acquisitions		-		2,076,193	(1)				-			-		-		-		-		-		50,785	(1)		2,126,978
Reclassifications		-		-			(21,995)		-			-		-		-		-		21.995		-			-
Impairment losses		-		-			-		-			-		-		-		-		(1.502)		-			(1,502)
Foreign currency adjustment		-		41,399			47,347		-			-		-		-		-		-		1,013			89,759
Balance as of December 31, 2013		428,040		2,117,592			571,179		54,238			2,493		132,273		43,722		31,534		21,823		51,798			3,454,692
Goodwill under Colombian banking GAAP		-		2,994,311			544,153		1,509	(2)		-		-		-		-		20,887		28,343			3,589,203
Difference to be recognized under U.S. GAAP		428,040		(876,719)			27,026		52,729			2,493		132,273		43,722		31,534		936		23,455			(134,511)
Recognized in the Stockholders’ equity:
Revaluation of assets		-		-			-		-			-		166,120		-		-		-		-			166,120
Goodwill	COP	428,040	COP	(876,719)		COP	27,026	COP	52,729		COP	2,493	COP	(33,847)	COP	43,722	COP	31,534	COP	936	COP	23,455		COP	(300,631)
Goodwill U.S. GAAP
Balance as of December 31, 2013	COP	435,827	COP	2,117,592		COP	571,179	COP	54,238		COP	2,493	COP	132,273	COP	43,722	COP	31,534	COP	23,325	COP	51,798		COP	3,463,981
Accumulated impairment losses		(7,787)		-			-		-			-		-		-		-		(1,502)		-			(9,289)
Balance as of January 1, 2014		428,040		2,117,592			571,179		54,238			2,493		132,273		43,722		31,534		21,823		51,798			3,454,692
Impairment losses		-		-			-		-			-		-		-		-		(5,782)		-			(5,782)
Refund of the amount paid		-		(37,684	)(3)		-		-			-		-		-		-		-		-			(37,684)
Foreign currency adjustment		-		510,129			138,134		-			-		-		-		-		-		12,517			660,780
Balance as of December 31, 2014		428,040		2,590,037			709,313		54,238			2,493		132,273		43,722		31,534		16,041		64,315			4,072,006
Goodwill under Colombian banking GAAP		-		3,307,190			614,667		-			-		-		-		-		16,983		31,850			3,970,690
Difference to be recognized under U.S. GAAP		428,040		(717,153)			94,646		54,238			2,493		132,273		43,722		31,534		(942)		32,465			101,316
Recognized as Stockholders’ equity:
Revaluation of assets		-		-			-		-			-		164,284		-		-		-		-			164,284
Goodwill	COP	428,040	COP	(717,153)		COP	94,646	COP	54,238		COP	2,493	COP	(32,011)	COP	43,722	COP	31,534	COP	(942)	COP	32,465		COP	(62,968)

(1)	On October 28, 2013, Bancolombia completed the acquisition of 100% of common shares, and 90.1% of preferred shares of Banistmo. Bancolombia S.A. paid a consideration amount of USD 2,233,816 to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc. The consideration amount includes customary adjustments in accordance with the share purchase agreement.
(2)	In March 2010, Leasing Bancolombia acquired 3,185,007 outstanding shares of Renting Colombia from Mitsubishi International Corporation and Mitsubishi Corporation. These shares formerly represented the non-controlling interest in Renting Colombia. The aggregate purchase price was COP 6,038. At December 31, 2014 and 2013, Bancolombia held an interest of 100% of Renting Colombia’s total stockholders’ equity.

Under Colombian banking GAAP, the aggregate purchase was accounted for as goodwill by Leasing Bancolombia. Under U.S. GAAP, a subsequent adjustment by changes in the non-controlling interests’ share must be accounted for in equity.

(3)	In December 2014, HSBC Latin America Holding refunded COP 37,684 due to adjustments made to the price paid for Banistmo and corresponds to adjustments directly related to the pricing. Under both Colombian Banking GAAP and U.S. GAAP, this amount was recognized as a reduction of the goodwill.

m.iii) Intangible Assets

Under Colombian GAAP, the purchase method of accounting allocates to goodwill all of the excess value paid derived from business combinations. Under U.S. GAAP acquired intangible assets, are assigned to registered brands, deposits, customers relationship and others.

The activity of the Bank's intangible assets during the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013		2012

Intangible Assets
Balance at beginning of year	COP	483,645	COP	126,955	COP	168,031
Acquisitions(1)		-		380,324		-
Amortization		(139,989)		(38,691)		(30,937)
Foreign currency translation adjustment(2) (3)		107,886		15,057		(10,139)
Balance at end of year	COP	451,542	COP	483,645	COP	126,955

(1)	On October 28, 2013, Bancolombia completed the acquisition of 100% of common shares, and 90.1% of preferred shares of Banistmo. Bancolombia S.A. paid a consideration amount of USD 2,233,816 to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc. The consideration amount includes customary adjustments in accordance with the share purchase agreement. The transaction included Banistmo´s panamaniam subsidiaries, which are involved in the securities, trust services, leasing, and banking services businesses, as well as an insurance company, and certain other companies.
(2)	The foreign currency translation adjustment for the amortization expense amounts to COP 265,505.
(3)	The foreign currency translation adjustment for the carrying amount is COP 157,619.

	2014		2013
Difference recognized in stockholders equity under U.S. GAAP:
Intangibles under U.S. GAAP	COP	451,542	COP	483,645
Total Adjustment	COP	451,542	COP	483,645

	2014		2013		2012
Difference recognized in net income under U.S. GAAP:
Amortization of Intangibles under U.S. GAAP	COP	(139,989)	COP	(38,691)	COP	(30,937)
Gain on sale Aseguradora Suiza Salvadoreña		-		-		(28,868)
Total Adjustment	COP	(139,989)	COP	(38,691)	COP	(59,805)

Intangible assets were as follows:

	December 31, 2014				December 31, 2013
	Gross carrying amount		Accumulated amortization		Gross carrying amount		Accumulated amortization

Amortizable intangible assets	COP	974,681	COP	523,139	COP	817,060	COP	333,415
Total	COP	974,681	COP	523,139	COP	817,060	COP	333,415

The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:

December 31, 2014
	Gross carrying amount		Accumulated amortization		Weight useful life (months)
Brand	COP	49,201	COP	49,145	60
Service asset		6,206		6,206	169
Asset management		30,004		27,420	125
Benefits associated to Loans		77,354		54,883	201
Core Deposits		363,225		174,466	119
Customer relationship Conavi and Corfinsura		22,400		22,400	105
Customer relationship Factoring Bancolombia		7,267		7,267	48
Customer relationship Banagricola and its subsidiaries		152,866		97,836	235
Customer relationship Banistmo and its subsidiaries		92,208		15,657	169
Value of business acquired related to Banistmo and its subsidiaries		82,822		12,752	168
Commercial contracts related to Banistmo and its subsidiaries		83,683		48,815	24
Others		7,445		6,292	80
Total	COP	974,681	COP	523,139

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending December 31,	Aggregate amortization expense
2015	COP	121,004
2016		70,238
2017		59,999
2018		49,760
2019		39,521
Total	COP	340,522

There is no impairment related to intangible assets as of December 31, 2014 and 2013.

m.iv) Impaired loans acquired

Purchased Loans at Acquisition Date

The table below details the contractually required payments, non-accretable difference, accretable yield, and fair value for purchased credit impaired loans (PCI loans) acquired in the Banistmo and its subsidiaries at acquisition date (1):

Contractually required payments including interest	COP	238,055
Less: Nonaccretable difference		12,207
Cash flows expected to be collected	COP	225,848
Less: Accretable yield		50,535
Fair value of loans acquired	COP	175,313

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at the acquisition date (USD 1 per COP 1,889.16).

Outstanding balance

	2014 (1)	2013 (2)
Outstanding balance	218,243	144,915
Fair value	175,313	136,721

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at December 31, 2014 (USD 1 per COP 2,392.46)
(2)	Amounts converted to Colombian pesos using the exchange rate applicable at the acquisition date (USD 1 per COP 1,889.16)

Rollforward of Accretable Yield

The amount of accretable yield is affected by changes in the loss ratios, prepayments and charge offs, which can change the amount and period of time over which interest payments are expected to be received. The reclassifications from nonaccretable difference during 2014 were due to increases in expected cash flows.

The table below shows the rollforward of accretable yield:

Accretable yield at the beginning	COP	50,535
Accretion		(12,227)
Disposals / Transfers		(13,730)
Nonaccretable difference		6,017
Difference in exchange rate		13,463
Accretable yield at the end	COP	44,058

Allowance for loans losses

The allowance for PCI loans in 2014 decrease to COP 150,411 from COP 159,506 in 2013, due to the charge offs for (COP 34,206), the effect of difference in exchange rate for COP 42,495 and the recovery of provision for (COP 17,384) during 2014. The allowance for PCI loans is included as part of the Allowance for loans losses, financial leases losses, foreclosed assets and other receivables.

n)	Securitization

The following tables identify and quantify each adjustment to both the net income and stockholders’ equity:

	December 31,
	2014		2013
Stockholders’ equity
Securitized non-performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	COP	8,074	COP	9,404
Securitized performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP		77,912		84,153
Total	COP	85,986	COP	93,557

	December 31,
	2014		2013		2012
Consolidated net income
Securitized non-performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	COP	(1,330)	COP	(1,714)	COP	(1,603)
Securitized performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP		(9,024)		(14,078)		(3,996)
Total	COP	(10,354)	COP	(15,792)	COP	(5,599)

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

The securitized loans may be serviced by the Bank or by third parties. The Bank may also retain an interest in the form of the securities acquired and fees on the servicing receivable.

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

The table below presents a summary of the assets and liabilities of VIEs which have been consolidated on the Bank’s balance Sheet at December 31, 2014 and 2013:

	2014		2013
Assets(1)
Cash and cash equivalents	COP	8,765	COP	21,360
Investment securities		10,267		9,434
Mortgage loans		878,183		1,208,617
Allowance for loan losses		(87,299)		(108,543)
Accounts receivable		12,279		13,688
Foreclosed assets		2,511		2,405
Other assets		2,333		4,797
Total Assets	COP	827,039	COP	1,151,758

Liabilities
Accounts payable		5,680		7,987
Long-term debt		244,788		433,658
Other liabilities		613		801
Total liabilities	COP	251,081	COP	442,446

(1)	The VIEs assets are only used for settle obligations of it.

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio. The allowance for loan losses is calculated based on criteria described in “e) Allowance for loan losses, financial leases losses, foreclosed assets and other receivables”.

The Bank did not provide any additional financial support to these VIEs or others during 2014. Further, the Bank does not have any contractual commitments or obligations to provide additional financial support to these VIEs or others. The investors in debt securities issued by the securitization entities have no recourse to other assets of the Bank.

The Bank received servicing fees from Titularizadora Colombiana S.A. (structuring) of COP 15,924 and COP 22,420 for the years ended December 31, 2014 and 2013. The Bank believes that the fees reflects an adequate compensation for the services and are priced based on market value.

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

Under U.S. GAAP, retained interests in the securitization vehicles that are not subject to consolidation as of December 31, 2014, as the Bank was not considered to be the primary beneficiary, should be recognized and recorded at fair value, as available-for-sale or trading securities. To determine the fair values of these securities, the Bank discounted the estimated future cash flows of these securities.

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

For U.S. GAAP purposes, the amortized cost, unrealized gain/loss and fair value of retained interest qualifying for sale treatment but are not subject to consolidation as of December 31, 2014 and 2013, are as follows:

	2014		2013
Balance Sheet
Available for Sale Securities
Amortized Cost	COP	361,988	COP	449,115
Net Unrealized Gain/(Loss)		2,589		3,364
Fair Value		364,577		452,479
Trading Securities
Fair Value(1)	COP	2,453	COP	4,287

(1)	Under U.S. GAAP, using the discounted cash flow methodology, the Bank assesses the fair value using an internally developed valuation technique. These instruments would generally be classified as Level 3 if required. See note 31, t) Estimated Fair Value.

The maximum exposure to loss in those VIEs includes the amount invested in, and advanced to, each VIE as of the reporting date plus any legal or contractual obligations to provide financing in the future. The Bank has neither legal or contractual obligations to provide financing in the future to the VIEs where it holds a variable interest but is not the primary beneficiary, therefore its maximum exposure to loss equals the carrying amounts of the variable interests recognized in the balance sheets as of December 31, 2014 and December 31, 2013.

For U.S. GAAP purposes, cash flows and proceeds received of SPEs qualifying for sale treatment but not subject to consolidation as of December 31, 2014 and 2013 are as follows:

	2014		2013

Cash Flows	COP	-	COP	3,180
Proceeds Received		-		104,039

o)	Foreign currency translation adjustment

Under Colombian banking GAAP, for consolidation purposes, the income accounts of foreign currency financial statements are converted to pesos using average exchange rates. The exchange difference originated in the consolidated statement of operations accounts is recorded as foreign exchange gain loss in the statement of operations.

Under U.S. GAAP, the translation adjustments shall be reported as a component of the reconciliation of stockholders equity, in other comprehensive income.

As result of the recent acquisition of Banistmo and its subsidiaries, the adjustment translation has increased by COP 832,909 at December 31, 2014.

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

The following table provides details regarding the differences in non-controlling interests between Colombian banking GAAP and U.S. GAAP:

	2014		2013
Non-controlling interest under Colombian banking GAAP	COP	494,387	COP	445,448
Adjustments incorporated under U.S. GAAP reconciliation:
Non-controlling interest in securitization performing loans		118,179		93,834
Business combination		(36,867)		(27,548)
Non-controlling interest in variable interest entities		(201,456)		(201,456)
Non-controlling interest participation in U.S. GAAP adjustments		6,239		3,308
Non-controlling interest under U.S. GAAP	COP	380,482	COP	313,586

q)	Discontinued Operations

On September 27, 2012, after obtaining all authorizations required by the regulators in Colombia and El Salvador, Banagrícola S.A. and Inversiones Financieras Banco Agrícola, subsidiaries of Bancolombia S.A., sold to Seguros Suramericana S.A., a company linked to Grupo de Inversiones Suramericana, 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador.

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

 The results of the discontinued operations under U.S. GAAP were as follows:

	2014		2013		2012
Profit (losses) from discontinued operations before income taxes	COP	-	COP	-	COP	60,310
Income taxes (benefit) expense		-		-		11,437
Profit (losses) from discontinued operations	COP	-	COP	-	COP	48,873

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

The table below provides details regarding the differences between Colombian banking GAAP and U.S. GAAP with respect to the accounting for off-balance sheet credit instruments:

Consolidated net income	For the year ended December 31,
	2014		2013		2012

Guarantees	COP	473	COP	9,660	COP	(3,405)
Allowances for credit losses on off-balance sheet credit instruments, except commitments to extend credit (1)		(3,876)		1,130		(9,039)
	COP	(3,403)	COP	10,790	COP	(12,444)

Consolidated Stockholders’ Equity
	2014		2013

Guarantees	COP	(7,692)	COP	(8,165)
Allowances for credit losses on off-balance sheet credit instruments, except commitments to extend credit (1)		(22,588)		(18,712)
	COP	(30,280)	COP	(26,877)

(1)	See e.i.) Allowance for loans losses , financial leases losses and other receivables.

At December 31, 2014 and 2013, outstanding letters of credit and bank guarantees issued by the Bank totaled COP 7,139,914 and COP 5,756,789 respectively. Under Colombian banking GAAP, the Bank recognizes in memorandum accounts the full guaranteed amount.

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

The table below summarizes, at December 31, 2014 and 2013, all of the Bank’s guarantees where the Bank is the guarantor:

	Expire within one year				Expire after one year				Total amount outstanding
	2014		2013		2014		2013		2014		2013
Letters of credit	COP	2,139,240	COP	2,304,073	COP	549,603	COP	301,503	COP	2,688,843	COP	2,605,576
Bank guarantees		2,774,692		1,817,472		1,676,379		1,333,741		4,451,071		3,151,213
Total	COP	4,913,932	COP	4,121,545	COP	2,225,982	COP	1,635,244	COP	7,139,914	COP	5,756,789

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

Under U.S.GAAP, as of December 31, 2014 and 2013, the Bank recognized COP 30,280 and COP 26,877 as a liability for the fair value of the obligations assumed at its inception.

s)	Insurance contracts

Under U.S. GAAP, reserves for individual and group life insurance are computed on the basis of interest rates and mortality tables, including a margin for adverse deviations. For the years 2014 and 2013, the reserve discount rate used by Banistmo Seguros was 3.0%, based on the Bank’s profitability experience.

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

Level 2- Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain bonds issued by a government or its entities, corporate debt securities and derivative contracts.

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

Valuation process for fair value measurements

For derivative instruments, the Capital Market’s Risk Director is in charge of designing the valuation methodologies, which must be approved by the Board of Directors, before they are sent to the SFC in order to obtain a non-objection notice.

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

Fair-value estimates from internal valuation techniques are verified, when possible, to prices obtained from independent price providers or non-bidding brokers. Price providers and non-bidding brokers’ valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models. When price providers’ services are used, the methods and assumptions used are reviewed by the Bank to support the completeness and accuracy of the prices received, using a combination of control processes, including evidence of observability and assessment of the price provider’s internal controls, obtaining evidence from independent accountants which have examined the maintenance of effective controls to assurance that its valuation system is protected against unauthorized access and the system is available for operation and use as committed. Also, where appropriate, management applies valuation adjustments to the pricing information from the sources.

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

Credit Valuation Adjustment

Under Colombian banking GAAP, the measurement of the fair value of derivatives does not include a credit valuation adjustment (“CVA”). Under U.S. GAAP, the Bank measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option and forward derivatives. To see the total adjustment, please see literal i) investment securities and derivatives.

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

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014 and 2013 based on the U.S. GAAP carrying amount:

	Fair value measurements as of December 31, 2014
	Level 1		Level 2		Level 3		Total Balance
Assets
Trading account	COP	6,659,558	COP	447,069	COP	7,456	COP	7,114,083
Securities issued or secured by Colombian Government		6,157,694		86,321		2		6,244,017
Securities issued or secured by Government entities		-		9,340		-		9,340
Securities issued or secured by other financial entities		17,476		234,753		6,878		259,107
Securities issued or secured by Foreign Governments		425,342		76,167		-		501,509
Other investments		3,872		38,035		576		42,483
Mortgage-backed securities		-		2,453		-		2,453
Equity Securities		55,174		-		-		55,174

Investment securities		985,757		3,304,267		339,202		4,629,226
Available for sale -Debt securities
Securities issued or secured by Colombian Government		117,327		174,543		-		291,870
Securities issued or secured by Government entities		7,785		1,412,920		-		1,420,705
Securities issued or secured by other financial entities		251,118		586,821		6,979		844,918
Securities issued or secured by Foreign Governments		302,919		983,956		-		1,286,875
Securities issued or secured by El Salvador Central Bank		-		23,638		-		23,638
Other investments		79,689		40,870		17,270		137,829
Mortgage-backed securities		-		81,519		309,481		391,000
Equity securities		226,919		-		5,472		232,391

Derivatives		-		664,863		782,857		1,447,720
Foreign exchange contracts		-		593,014		756,553		1,349,567
Interest rate contracts		-		71,849		26,304		98,153

Liabilities		-		(1,087,659)		(137,746)		(1,225,405)
Derivatives
Foreign exchange contracts		-		(984,158)		(133,113)		(1,117,271)
Interest rate contracts		-		(103,501)		(4,633)		(108,134)
	COP	7,645,315	COP	3,328,540	COP	991,769	COP	11,965,624
		63.89%		27.82%		8.29%

	Fair value measurements as of December 31, 2013
	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	5,548,488	COP	1,313,364	COP	33,473	COP	6,895,325
Securities issued or secured by Colombian Government		5,455,931		249,622		10,831		5,716,384
Securities issued or secured by Government entities		-		40,018		4,698		44,716
Securities issued or secured by other financial entities		2,070		577,358		14,809		594,237
Securities issued or secured by Foreign Governments		3,886		353,648		-		357,534
Other investments		16,652		88,431		3,135		108,218
Mortgage-backed securities		-		4,287		-		4,287
Equity Securities		69,949		-		-		69,949

Investment securities		601,327		3,300,445		1,210,146		5,111,918
Available for sale -Debt securities
Securities issued or secured by Colombian Government		58,862		3,704		259,871		322,437
Securities issued or secured by Government entities		-		1,744,197		26		1,744,223
Securities issued or secured by other financial entities		130,337		209,508		39,033		378,878
Securities issued or secured by Foreign Governments		157,241		1,122,232		-		1,279,473
Securities issued or secured by El Salvador Central Bank		-		24,585		580,387		604,972
Other investments		31,718		26,519		15,853		74,090
Mortgage-backed securities		-		169,700		309,680		479,380
Equity securities		223,169		-		5,296		228,465

Derivatives		82		238,779		291,245		530,106
Foreign exchange contracts		-		135,423		257,445		392,868
Interest rate contracts		-		103,356		33,800		137,156
Equity contracts		82		-		-		82

Liabilities		-		(354,853)		(76,698)		(431,551)
Derivatives
Foreign exchange contracts		-		(263,784)		(66,392)		(330,176)
Interest rate contracts		-		(91,069)		(10,306)		(101,375)
	COP	6,149,897	COP	4,497,735	COP	1,458,166	COP	12,105,798
		50.80%		37.15%		12.05%

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2014.

	Balance, January 1, 2014		Included in earnings		Included in OCI		Purchases		Settlement		Prepayment		Transfers in to Level 3		Transfers out of Level 3		Balance, December 31, 2014		Unrealized gains (losses) still held(1)
Investment securities	COP	1,210,146	COP	11,786	COP	(8,787)	COP	318	COP	(713,060)	COP	-	COP	-	COP	(161,201)	COP	339,202	COP	2,999

Securities issued or secured by Colombian Government		259,871		-		-		-		(112,106)		-		-		(147,765)		-		-
Securities issued or secured by Government entities		26		-		-				(26)		-		-		-		-		-
Securities issued or secured by other financial entities		39,033		232		(253)		-		(18,597)		-		-		(13,436)		6,979		(21)
Securities issued or secured by El Salvador Central Bank		580,387		-		-		-		(580,387)		-		-		-		-		-
Other investments		15,853		3,296		65		-		(1,944)		-		-		-		17,270		3,361
Morgage-backed securities		309,680		8,082		(8,599)		318		-		-		-		-		309,481		(517)
Equity Securities		5,296		176		-		-		-		-		-		-		5,472		176

Trading account assets	COP	33,473	COP	(285)	COP	-	COP	4,786	COP	(20,001)	COP	(1,255)	COP	576	COP	(9,838)	COP	7,456	COP	(289)

Securities issued or secured by Colombian Government		10,831		-		-		2		(5,312)		-		-		(5,519)		2		-
Securities issued or secured by Government entities		4,698		-		-		-		(4,698)		-		-		-		-		-
Securities issued or secured by other financial entities		14,809		(285)		-		4,784		(6,856)		(1,255)		-		(4,319)		6,878		(285)
Other investments		3,135		-		-		-		(3,135)		-		576		-		576		(4)
Mortgage-backed securities		-		-		-		-		-		-		-		-		-		-

Derivatives	COP	214,547	COP	(6,069)	COP	-	COP	458,574	COP	(44,406)	COP	-	COP	14,475	COP	7,990	COP	645,111	COP	13,256

Foreign exchange contracts		191,053		(4,084)		-		453,843		(39,076)		-		14,462		7,242		623,440		14,857
Interest rate contracts		23,494		(1,985)		-		4,731		(5,330)		-		13		748		21,671		(1,601)

(1)	Represents the amount of total gains or losses for the period, included in earnings and accumulated other comprehensive income (loss) for changes in fair value relating to assets and liabilities classified as Level 3 that are still held at December 31, 2014 and 2013.

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2013.

	Balance, January 1, 2013		Included in earnings		Included in OCI		Purchases		Acquisition of Banistmo and its subsidiaries at October 28		Settlement		Prepayment		Transfers in to Level 3		Transfers out of Level 3		Balance, December 31, 2013		Unrealized gains (losses) still held(1)
Investment securities	COP	1,282,144	COP	16,693	COP	24,526	COP	588,711	COP	15,314	COP	(516,735)	COP	(1,446)	COP	24,005	COP	(223,066)	COP	1,210,146	COP	44,127

Securities issued or secured by Colombian Government		212,419		4,284		19,163		-		-		-		-		24,005		-		259,871		26,356
Securities issued or secured by Government entities		118		2		(2)		-		-		(9)		(83)		-		-		26		-
Securities issued or secured by other financial entities		50,172		322		(5,739)		-		-		(541)		(1,363)		-		(3,818)		39,033		(5,418)
Securities issued or secured by El Salvador Central Bank		513,252		8		(65)		580,444		-		(513,252)		-		-		-		580,387		(57)
Securities issued or secured by corporate entities		2,390		260		279		-		15,314		(2,390)		-		-		-		15,853		539
Mortgage-backed securities		498,543		11,771		10,890		8,267		-		(543)		-		-		(219,248)		309,680		22,661
Equity Securities		5,250		46		-		-		-		-		-		-		-		5,296		46

Trading account assets	COP	78,205	COP	(2,931)	COP	-	COP	5,470	COP	-	COP	(36,804)	COP	(1,408)	COP	2,158	COP	(11,217)	COP	33,473	COP	(2,933)

Securities issued or secured by Colombian Government		8,795		968		-		9		-		-		-		1,059		-		10,831		1,096
Securities issued or secured by Government entities		13,955		(147)		-		-		-		(9,110)		-		-		-		4,698		(147)
Securities issued or secured by other financial entities		25,431		(1,885)		-		460		-		(7,821)		(1,408)		1,099		(1,067)		14,809		(2,015)
Securities issued or secured by corporate entities		30,024		(1,867)		-		5,001		-		(19,873)		-		-		(10,150)		3,135		(1,867)
Mortgage-backed securities		-		-		-		-		-		-		-		-		-		-		.

Derivatives	COP	321,605	COP	(59,341)	COP	-	COP	44,119	COP	8,526	COP	(106,956)	COP	-	COP	1,780	COP	4,814	COP	214,547	COP	(18,256)

Foreign exchange contracts		299,620		(50,067)		-		39,286		663		(104,853)		-		2,852		3,552		191,053		(14,504)
Interest rate contracts		21,985		(9,274)		-		4,833		7,863		(2,103)		-		(1,072)		1,262		23,494		(3,752)

(1)	Represents the amount of total gains or losses for the period, included in earnings and accumulated other comprehensive income (loss) for changes in fair value relating to assets and liabilities classified as Level 3 that are still held at December 31, 2013 and 2012.

Level 3 Fair Value Rollforward

The following were the significant Level 3 transfers for the period December 31, 2013 to December 31, 2014 and for the period 2012 to 2013:

The transfer for COP 576 in 2014 on investments securities from level 2 to 3, is linked to Securities issued by Colombian corporations, due mainly to a lack of liquidity and observable inputs in the market, and were priced using a methodology of minimum heights with a theoretical margin.

The transfer for COP 25,064 in 2013 and COP 212,419 in 2012 on investments securities from level 2 to 3, is primarily linked to Securities issued or secured by the Colombian government (known as Títulos de Reducción de Deuda – TRDs), for which its market liquidity have decreased, due to the proximity of its maturity date and the fact that no additional issuances have been placed in the market since 2006. In 2014, COP 153,284 of TRD’s were reclassified to Level 2, because of the improvement in the observability of prices and the market liquidity.

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

The transfer of COP 17,775 in 2014 and COP 15,034 in 2013 from Level 3 to Level 2 of Investment securities issued by financial entities and Colombian corporations, primarily linked to an increase in their market liquidity and the observability of prices.

Transfer of COP 219,248 and COP 35,777 during the years 2013 and 2012, respectively, of mortgage-backed securities (“TIPS”) in Investments securities from Level 3 to Level 2 consisting mainly of securities issued in December 2010. During 2011, these securities had limited trading activity and were previously classified as Level 3. As trading activity in these securities increased and pricing became observable, these positions were transferred to Level 2.

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

Quantitative Information about Level 3 Fair Value Measurements

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities as of December 31, 2014 and 2013:

Quantitative Information about Level 3 Fair Value Measurements as of December 31, 2014			Inputs
Financial instrument		Fair Value	Valuation Technique	Significant unobservable input	Ranges of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Securities issued or secured by Colombian Government
Government bonds	COP	3	Discounted cash flow	Yield	0.36% to 2.36%	1.36%	2	3
Securities issued or secured by other financial entities and corporate entities

Corporate debt securities – (“ABS”)		4,943	Price-based	Discount to price	(1.56)% to 1.60%	0.03%	4,869	5,020
Corporate debt securities		25,312	Discounted cash flow	Yield	(4.10)% to 4.35%	0.01%	25,085	25,652
Debt securities secured by other financial institutions		101	Discounted cash flow	Yield	(1.37)% to 1.37%	0.00%	101	101
Mortgage-backed securities (“TIPS”)
TIPS		309,481	Discounted cash flow	Yield	(1.22)% to 1.71%	0.12%	301,674	317,658
				Liquidity risk premium	1.77% to 11.35%	6.27%	302,055	317,244
				Prepayment speed	n/a	n/a	309,536	306,556

Equity Securities
Equity securities		6,818	Price-based	Price	n/a	n/a	n/a	n/a

Derivatives
Options		159,433	Black-Scholes	Recovery rate	25% to 40%	25.00%	159,451	159,416
				Credit spread	0% to 75.37%	1.01%	159,433	159,433
Forward		339,946	Discounted cash flow	SPBAAA & ASW	0.98% to 13.84%	6.31%	339,944	339,946
				Credit spread	0% to 75.37%	4.11%	311,454	313,818
Swaps		145,732	Discounted cash flow	SPBAAA & ASW	0.02% to 13.84%	1.94%	146,430	144,863
				Credit spread	0% to 75.37%	2.86%	133,282	144,903

Quantitative Information about Level 3 Fair Value Measurements as of December 31, 2013			Inputs
Financial instrument		Fair Value	Valuation Technique	Significant unobservable input	Ranges of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Securities issued or secured by Colombian Government
Internal debt securities secured by Colombian Government (“TRD”)	COP	270,692	Discounted cash flow	Yield	(3.98)% to (3.55)%	(3.87)%	267,735	273,722
Securities issued or secured by other financial entities and corporate entities

Corporate debt securities – (“ABS”)		46,221	Price-based	Discount to price	(2.75)% to 2.87%	n/a	44,853	47,382
Corporate debt securities		27,416	Discounted cash flow	Yield	0.53% to 4.94%	1.99%	27,087	27,958
Debt securities secured by other financial institutions		102	Discounted cash flow	Yield	0.13% to 2.13%	1.14%	101	103

Multilateral Bonds		2,366	Price-based	Price	n/a	n/a	2,279	2,457
Mortgage-backed securities (“TIPS”)
TIPS		309,680	Discounted cash flow	Yield	1.82% to 2.92%	2.18%	278,779	287,257
				Liquidity risk premium	0% to 10.35%	5.22%	278,978	287,048
				Prepayment speed	n/a	n/a	283,833	285,408

Securities issued or secured by the El Salvador Central Bank
Internal debt securities secured by El Salvador Central Bank (“CEDEL” )		580,387	Discounted cash flow	Country risk premium	3.14% to 4.36%	n/a	580,370	580,403
Equity Securities
Equity securities		6,755	Price-based	Price	n/a	n/a	n/a	n/a

Derivatives
Options		24,527	Black-Scholes	Recovery rate	40%	n/a	24,531	24,524
				Credit spread	0% to 61.92%	9.69%	24,527	24,527
Forward		28,654	Discounted cash	SPBAAA & ASW	0.08% to 6.86%	3.39%	28,646	16,573
			flow	Credit spread	0% to 61.92%	9.92%	26,794	26,925
Swaps		161,366	Discounted cash flow	SPBAAA & ASW	0.08% to 8.11%	3.39%	158,217	157,960
				Credit spread	0% to 61.92%	9.92%	145,573	156,642
F-138

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

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

During the years ended December 31, 2014 and 2013, the Bank transferred securities amounting to COP 20,815 securities issued by other financial institutions and COP 10,781 related to debt securities issued by Colombian Government, respectively, from Level 2 to Level 1 primarily, because such securities increased their liquidity and were traded more frequently to comprise an active market.

For the year ended December 31, 2013, the Bank transferred securities amounting to COP 6,271 related to securities issued or secured by other Colombian financial entities and amounting to COP 2,657 linked to corporate debt securities from Level 1 to Level 2, because these securities were not traded with enough frequency to comprise an active market.

During the years ended December 31, 2014, 2013 and 2012, the Bank has not transferred derivatives from Level 1 to Level 2, or vice versa.

Nonfinancial assets and nonfinancial liabilities measured at Fair Value

The following table presents for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2014 and 2013 based on the supplemental consolidated condensed balance sheets:

	Fair value measurements
Year ended	Level 1		Level 2		Level 3		Total gain (losses)
2014
Collateralized loans	COP	-	COP	-	COP	404,651	COP	(110,865)
Premises and equipment						245,236		(2,811)
Foreclosed assets		-		-		87,969		(65,767)
Goodwill		-		-		14,711		(5,782)
	COP	-	COP	-	COP	752,567	COP	(185,225)
2013
Collateralized loans	COP	-	COP	-	COP	276,421	COP	(77,093)
Premises and equipment		-		-		171,657		(1,735)
Foreclosed assets		-		-		98,363		(1,371)
Goodwill		-		-		20,493		(1,502)
	COP	-	COP	-	COP	566,934	COP	(81,701)

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

Long-term debt

The fair value of long-term debt, comprised of bonds issued by Bancolombia and its subsidiaries, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and the Bank’s creditworthiness.

The table below presents the disclosures required by ASC 825 to all assets and liabilities based on the U.S. GAAP carrying amounts:

	December 31, 2014				December 31, 2013
	U.S. GAAP Amount		Estimated fair value		U.S. GAAP Amount		Estimated fair value
Financial assets
Cash and due from banks	COP	13,453,498	COP	13,453,498	COP	15,441,716	COP	15,441,716
Investment securities, net		4,406,406		4,406,406		5,147,029		5,147,029
Trading account		7,432,373		7,432,373		6,946,742		6,946,742
Loans and accrued interest receivable on loans, net		111,362,158		116,093,234		92,291,656		96,093,371
Customers' acceptances		90,049		90,049		38,589		38,589
Derivatives		1,447,720		1,447,720		530,106		530,106
Financial liabilities
Derivatives		1,225,405		1,225,405		431,551		431,551
Time deposits		36,628,915		37,140,904		34,058,452		34,461,630
Overnight funds		2,116,819		2,116,819		1,127,737		1,127,737
Bank acceptances outstanding		76,731		76,731		34,253		34,253
Interbank borrowings		9,616,221		9,616,221		7,906,365		7,906,365
Borrowings from development
and other domestic banks(1)		4,280,473		4,280,473		4,653,708		4,653,708
Bonds(1)		13,803,058		14,336,953		12,423,069		12,593,978

(1)	Interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. In addition, these instruments bear interest at variable rates.

The following table sets forth for each of the fair value hierarchy levels the Bank’s assets and liabilities that are not recorded at fair value, but their fair value is measured on a recurring basis at December 31, 2014 and 2013:

	Fair value measurements as of December 31, 2014
	Level 1		Level 2		Level 3		Total Balance

Loans	COP	-	COP	-	COP	116,093,234	COP	116,093,234
Deposits		-		13,605,371		23,535,533		37,140,904
Bonds		8,152,183		6,045,687		139,083		14,336,953
Overnight funds		-		-		2,116,819		2,116,819
Interbank borrowings		-		-		9,616,221		9,616,221
Borrowings from development and other domestic banks		-		-		4,280,473		4,280,473
	COP	8,152,183	COP	19,651,058	COP	155,781,363	COP	183,584,604
		4.44%		10.70%		84.86%

	Fair value measurements as of December 31, 2013
	Level 1		Level 2		Level 3		Total Balance

Loans	COP	-	COP	-	COP	96,093,371	COP	96,093,371
Deposits(1)		-		21,001,104		13,460,526		34,461,630
Bonds		11,027,909		1,438,753		127,316		12,593,978
Overnight funds		-		-		1,127,737		1,127,737
Interbank borrowings		-		-		7,906,365		7,906,365
Borrowings from development and other domestic banks		-		-		4,653,708		4,653,708
	COP	11,027,909	COP	22,439,857	COP	123,369,023	COP	156,836,789
		7.03%		14.31%		78.66%

(1)	In connection with the Bank's preparation of its Form 20-F 2014, management became aware that the amount of deposits that are not recorded at fair value on a recurring basis and classified as level 1 in 2013 (reported as COP 14,615,089 in 2013) for purposes of complying with ASC 825. The table reported in the Form 20-F 2013 was incorrect because an erroneous classification of these deposits as level 1 instead of level 2. Management is aware that there was an error, evaluated this error and concluded that it was not material to previously reported financial statements. However management has elected to revise the presentation.

The fair value represents management’s best estimates based on internally developed methodologies, in cases where quoted prices of bonds and deposits issued by the Bank are not directly observable in an active market, the Bank uses discounted cash flow methodology that incorporates curves derived from quoted instruments in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. For loans, cash flows are discounted at interest rates published by the SFC, which represents the current market origination rates for loans with similar terms and risk at the valuation date. For assets and liabilities held at the end of the reporting period, the fair values differ from period to period due to changes in interest rates, credit risk related to third parties and the own Bank’s credit risk, market perceptions of value, and new transactions that the Bank has entered into.

In addition to the instruments in the tables above, the Bank holds COP 1,327,469 and COP 1,024,894 of private equity securities that are classified as Level 3 and reported within other assets as of December 31, 2014 and 2013, respectively. Valuation of private equity securities are based on the most recent issuer’s financial information.

Quantitative Information about Level 3 Nonrecurring Fair Value Measurements

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities as of December 31, 2014:

Quantitative Information about Level 3 Nonrecurring Fair Value Measurements as of December 31, 2014:
Financial instrument		Fair Value	Valuation Technique	Significant unobservable input	Low	High

Loans	COP	116,093,234	Discounted cash flow	Discount rate	5.31%	38.00%

Deposits		23,353,533	Discounted cash flow	Yield	0.25%	8.19%

Bonds	COP	139,083	Discounted cash flow	Yield	4.00%	8.05%

Quantitative Information about Level 3 Nonrecurring Fair Value Measurements as of December 31, 2013:
Financial instrument		Fair Value	Valuation Technique	Significant unobservable input	Low	High

Loans	COP	96,093,371	Discounted cash flow	Discount rate	5.42%	41.00%

Deposits		13,460,526	Discounted cash flow	Yield	1.00%	7.91%

Bonds	COP	127,316	Discounted cash flow	Yield	4.14%	6.37%

u)	Paid-in capital

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

The amount computed, in accordance with Colombian banking GAAP was recorded as a deferred asset to be amortized against the balance of a local special account named the “revaluation of equity” in stockholders’ equity (this account was created when in the past companies recorded inflation adjustments) on the date of each payment. If the balance in this account is less than the amount of the equity tax, the difference is amortized into the consolidated statement of operations also over four years without interest. As of December 31, 2014, there is no any liability or deferred asset related to equity tax, due to the amount of this concept it has been complete settled in the period. The amount of COP 395,817 has been amortized against revaluation of equity.

Under U.S. GAAP, an equity tax liability was recorded on a discounted basis to reflect the time value of money as the aggregate amount of the liability and the amount and timing of cash payments are fixed. As of December 31, 2014 and 2013, the equity tax liability amounted to COP 0 and COP 112,101, respectively. For the years ended December 31, 2014 and 2013, the corresponding discount effect amounted to COP 5,138 and COP 7,657, respectively, and were recorded in the line “Administrative and other expenses”. The discount curve rate used was the risk free rate plus the Bank’s risk premium.

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

For the years 2014 and 2013, the Bank has recognized provisions related to the discussions with the Tax administration (DIAN) and Barranquilla District Council amounting to COP 9,749 and COP 12,988, respectively..

According to U.S. GAAP, an estimated loss from a loss contingency shall be accrued by a charge to income if information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Under U.S. GAAP, the Bank has recognized provisions related to the discussions with the Tax administration (DIAN) amounting to COP 65,105, which have been assessed as “Probable” based on the Bank’s and its legal counsel’s judgment as of December 31, 2014. The provision recognized represents the individual most likely outcome of the amount required to settle each obligation.

There are no contingencies or other uncertainties that could affect the fairness of presentation of the financial data as of December 31, 2014.

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

Basic EPS is calculated by reducing the income from continuing operations by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period, considering the allocation of remaining earnings to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. EPS is determined by dividing the total earnings allocated to each security by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2014, 2013 and 2012, the Bank has applied the two-class method considering there was no difference between basic or diluted EPS on this basis for these years. Bancolombia S.A. has preferred shares which are participating securities as they may participate in earnings with the common shares after payment of the minimum dividend on the preferred shares.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2014, 2013 and 2012 (in millions of pesos, except per share data):

	2014		2013		2012

Income from continuing operations before attribution of non-controlling interests	COP	1,614,509	COP	1,457,795	COP	1,624,698
Less: Non-controlling interests from continuing operations		26,982		42,160		40,008
Net income from continuing operations		1,587,527		1,415,635		1,584,690

Income from operations and disposals of discontinued operations, net of taxes		-		-		48,873
Net income attributable to the controlling interest under U.S. GAAP		1,587,527		1,415,635		1,633,563

Less: Preferred dividends declared		335,412		257,960		237,766
Less: Allocation of undistributed earnings to preferred stockholders		393,066		310,607		411,051
Continuing operations		393,066		310,607		391,639
Discontinued operations		-		-		19,412
Net income allocated to common shareholders for basic and diluted EPS		859,049		847,068		984,746

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		510		510		510
Basic and Diluted earnings per share to common shareholders (U.S. GAAP)	COP	1,685.00	COP	1,662.00	COP	1,932.00

From continuing operations		1,685.00		1,662.00		1,874.00
From discontinued operations		-		-		58.00

y)	Segments Disclosure

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The Bank’s consolidated group structure includes the following segments: Banking Colombia, Banking Panamá, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Off Shore, Insurance and All Other segments.

The Bank manages and measures the performance of its operations through these business segments using the same accounting policies described in the summary of significant accounting policies (see Note 2). The reconciliation of the total of the segments profit/loss to U.S. GAAP is already presented in note (31) (a).

The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.

The following presents information on reported operating segment profit or loss, and segment assets under Colombian banking GAAP:

	December 31, 2014

	Banking(3) Colombia	Banking Panama	Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	4,880,934	486,560	408,713	679,278	904	297	14,726	63,427	7,986	(32,741)	6,510,084	(405,263)		6,104,821
Interest income	6,937,370	745,536	514,496	1,345,899	966	408	16,538	202,896	7,986	154	9,772,249	(426,641	)(2)	9,345,608
Interest expense	2,056,436	258,976	105,783	666,621	62	111	1,812	139,469	-	32,895	3,262,165	(21,378	)(2)	3,240,787
Revenues (expenses) from transactions with other operating segments of the Bank	(75,690)	11,441	(3,530)	32,480	(34,037)	959	46,063	53,518	(13,272)	(17,932)	-	-		-
Net provisions	(1,243,036)	3,564	(41,970)	(112,048)	(642)	(263)	(920)	(26,127)	(276)	(1,417)	(1,423,135)	18,081		(1,405,054)
Net Commissions	1,660,897	134,267	131,263	61,616	202,526	22,985	82,022	19,724	8,757	(6,896)	2,317,161	(80,266	)(2)	2,236,895
Foreign exchange gains, and Derivatives	134,439	8,485	31,765	(2,398)	2,662	822	7,613	40,286	943	22,706	247,323	(63,243)		184,080
Other operating income	297,306	12,212	78	67,410	555	24,152	(1,271)	155,879	25,711	259,764	841,796	126,479	(2)	968,275
Total Operating Income	5,654,850	656,529	526,319	726,338	171,968	48,952	148,233	306,707	29,849	223,484	8,493,229	(404,212)		8,089,017
Operating Income before provisions	6,897,886	652,965	568,289	838,386	172,610	49,215	149,153	332,834	30,125	224,901	9,916,364	(422,293)		9,494,071
Salaries and employee benefits	1,429,258	158,513	120,758	97,365	43,586	15,635	78,907	11,965	5,507	5,701	1,967,195	(320,717	)(2)	1,646,478
Administrative and other expenses	2,503,268	228,518	148,004	266,964	24,504	5,083	28,248	68,444	15,226	82,459	3,370,718	545,257	(2)	3,915,975
Operating expenses	3,932,526	387,031	268,762	364,329	68,090	20,718	107,155	80,409	20,733	88,160	5,337,913	224,540		5,562,453
Non-operating income (expense)	(37,727)	9,963	(515)	(74,059)	(5,211)	828	7,874	1,712	(2,004)	42,331	(56,808)	(1,960	)(2)	(58,768)
Income before income taxes	1,684,597	279,461	257,042	287,950	98,667	29,062	48,952	228,010	7,112	177,655	3,098,508	(630,712)		2,467,796
Income tax expense	(333,521)	(59,972)	(72,064)	(51,906)	(37,915)	(4,708)	(12,630)	-	(1,352)	(15,004)	(589,072)	(3	)(2)	(589,075)
Segment profit/loss	1,351,076	219,489	184,978	236,044	60,752	24,354	36,322	228,010	5,760	162,651	2,509,436	(630,715)		1,878,721
Segment assets	90,553,871	19,403,208	9,511,944	17,028,978	231,819	169,732	265,307	8,938,392	415,602	2,206,008	148,724,861	-		148,724,861

(1)	Includes provisions, dividends, gains on sales and non-controlling interes.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	Banking Colombia is comprised by Bancolombia S.A, Factoring Bancolombia S.A. y TUYA S.A. Factoring Bancolombia S.A has been liquidated in Octuber, 2014. See further information in note 1.

	December 31, 2013(3)

	Banking Colombia	Banking Panama(3)	Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Insurance(3)	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	4,274,577	58,954	363,079	591,086	896	132	14,948	32,644	819	(4,714)	5,332,421	(323,863	)(2)	5,008,558
Interest income	6,493,643	97,479	457,162	1,247,687	1,024	366	17,523	173,563	819	1,606	8,490,872	(360,188	)(2)	8,130,684
Interest expense	2,219,066	38,525	94,083	656,601	128	234	2,575	140,919	-	6,320	3,158,451	(36,325	)(2)	3,122,126
Revenues (expenses) from transactions with other operating segments of the Bank	(88,918)	1,641	(2,328)	59,804	(50,986)	1,963	58,450	31,877	(1,876)	(9,627)	-	-		-
Net provisions	(1,074,009)	(21,719)	(41,611)	(97,035)	(532)	454	(1,160)	(25,410)	(287)	(33)	(1,261,342)	30,742	(2)	(1,230,600)
Net Commissions	1,517,679	20,310	132,464	51,626	198,582	21,860	70,315	19,837	1,294	(2,895)	2,031,072	(114,716	)(2)	1,916,356
Foreign exchange gains, and Derivatives	87,934	18,020	7,215	(6,534)	887	(25)	3,848	9,181	198	1,990	122,714	(13,683	)(2)	109,031
Other operating income	554,351	1,368	72	61,432	622	24,575	4,983	305,597	11,226	228,678	1,192,904	(461,810	)(2)	731,094
Total Operating Income	5,271,614	78,574	458,891	660,379	149,469	48,959	151,384	373,726	11,374	213,399	7,417,769	(883,330	)(2)	6,534,439
Operating Income before provisions	6,345,623	100,293	500,502	757,414	150,001	48,505	152,544	399,136	11,661	213,432	8,679,111	(914,072	)(2)	7,765,039
Salaries and employee benefits	1,327,417	24,938	102,450	90,102	37,041	13,088	74,738	11,397	520	5,383	1,687,074	(219,294	)(2)	1,467,780
Administrative and other expenses	2,203,962	43,887	132,013	242,612	24,059	4,369	27,010	65,934	2,620	53,904	2,800,370	371,130	(2)	3,171,500
Operating expenses	3,531,379	68,825	234,463	332,714	61,100	17,457	101,748	77,331	3,140	59,287	4,487,444	151,836	(2)	4,639,280
Non-operating income (expense)	(8,913)	(456)	6,051	(76,424)	698	996	(2,428)	3,305	(1,194)	(5,906)	(84,271)	121,334	(2)	37,063
Income before income taxes	1,731,322	9,293	230,479	251,241	89,067	32,498	47,208	299,700	7,040	148,206	2,846,054	(913,832	)(2)	1,932,222
Income tax expense	(248,182)	(13,628)	(70,325)	(23,857)	(29,452)	(1,570)	(15,881)	-	(448)	(13,752)	(417,095)	-		(417,095)
Segment profit/loss	1,483,140	(4,335)	160,154	227,384	59,615	30,928	31,327	299,700	6,592	134,454	2,428,959	(913,832	)(2)	1,515,127
Segment assets	83,818,770	15,153,154	7,596,257	15,358,140	56,107	164,361	294,435	6,131,448	261,587	1,981,982	130,816,240	-		130,816,241

(1)	Includes provisions, dividends, gains on sales and non-controlling interes.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	On October 31, 2013 the Bank acquired 100% of common shares and 90.1% of preferred shares of Banistmo and its subsidiaries (formerly HSBC Bank Panama) including its securities, trust, consumer finance businesses and insurance subsidiaries. See Note 1 "Organization and Background".

	December 31, 2012(3)

	Banking Colombia	Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	4,010,434	333,789	533,725	12,635	2,391	20,284	95,963	1,353	5,010,574	(243,551)		4,767,023
Interest income	6,048,931	401,309	1,183,803	12,665	3,129	29,175	231,852	1,616	7,912,480	(250,597	)(2)	7,661,883
Interest expense	2,038,497	67,520	650,078	30	738	8,891	135,889	263	2,901,906	(7,046	) (2)	2,894,860
Revenues (expenses) from transactions with other operating segments of the Bank	(34,721)	(1,890)	42,153	(28,771)	1,495	35,872	(1,456)	(12,682)	-	-		-
Net provisions	(1,057,745)	16,775	(91,389)	(831)	(137)	(68)	5,268	15,434	(1,112,693)	1,820		(1,110,873)
Net Commissions	1,445,429	129,226	36,528	198,987	38,415	70,511	15,461	(979)	1,933,578	(126,538	)(2)	1,807,040
Foreign exchange gains, and Derivatives	159,976	(964)	3,372	(118)	(65)	(9)	4,084	(9,444)	156,832	11,115		167,947
Other operating income	365,500	66	65,596	602	24,464	2,558	106,483	402,602	967,871	(302,721	)(2)	665,150
Total Operating Income	4,888,873	477,002	589,985	182,504	66,563	129,148	225,803	396,284	6,956,162	(659,875)		6,296,287
Operating Income before provisions	5,946,618	460,227	681,374	183,335	66,700	129,216	220,535	380,850	8,068,855	(661,695)		7,407,160
Salaries and employee benefits	1,333,576	96,488	93,180	42,100	14,637	72,782	8,653	5,835	1,667,251	(273,224	) (2)	1,394,027
Administrative and other expenses	1,962,690	120,803	221,819	21,065	4,744	29,417	48,847	35,159	2,444,544	323,811	(2)	2,768,355
Operating expenses	3,296,266	217,291	314,999	63,165	19,381	102,199	57,500	40,994	4,111,795	50,587		4,162,382
Non-operating income (expense)	18,153	4,290	(52,761)	1,106	491	4,333	(195)	(2,882)	(27,465)	62,680	(2)	35,215
Income before income taxes	1,610,760	264,001	222,225	120,445	47,673	31,282	168,108	352,408	2,816,902	(647,782)		2,169,120
Income tax expense	(318,158)	(66,473)	(3,106)	(38,827)	(8,653)	(5,962)	-	(25,895)	(467,074)	-		(467,074)
Segment profit/loss	1,292,602	197,528	219,119	81,618	39,020	25,320	168,108	326,513	2,349,828	(647,782)		1,702,046
Segment assets	71,566,337	6,699,690	13,179,545	79,579	165,326	224,811	5,215,286	785,806	97,916,380	-		97,916,380

(1)	Includes provisions, dividends, gains on sales and non-controlling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	During 2012 and 2011 both AFP Crecer and Asesuisa were sold, which were included in the Insurance segment. See note 1.
F-147

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	As of December 31,
	2014				2013

			Long-Term				Long-Term
Geographic Information	Revenues		Assets (1)		Revenues		Assets (1)

Colombia	COP	23,161,241	COP	5,599,492	COP	15,281,300	COP	4,878,159
Panama		1,867,113		167,987		1,002,062		120,629
Puerto Rico		37,867		53		33,287		21
Perú		71,110		104,604		65,829		86,868
El Salvador		829,896		127,655		755,168		103,743
USA		6		-		32		-
Costa Rica		992		105		888		98
Guatemala		418		-		1,040		1
Total		25,968,643		5,999,896		17,139,606		5,189,519
Eliminations		(1,353,544)		(10,563)		(1,742,423)		(10,533)
Total, net	COP	24,615,099	COP	5,989,333	COP	15,397,183	COP	5,178,986

(1)	Included foreclosed assets, net, and property, plant and equipment, net.

The following table sets forth information about the Bank’s total assets as of December 31, 2014 and 2013, and net interest income, income before income taxes and net income for the years ended December 31, 2014, 2013 and 2012 by geographical area. The Bank identifies its geographical performance based on the country where transactions took place:

		As of and for the year ended December 31,
	Year	Total Assets		Net Interest Income		Income Before Income Taxes		Net Income

South America	2014	COP	21,778,037	COP	(143,342)	COP	(314,677)	COP	(321,482)
	2013		12,533,765		3,944		(54,259)		(56,670)
	2012		4,412,302		(143,047)		(611,898)		(614,184)

Central America and The Caribbean	2014		38,661,434		953,879		525,158		379,256
	2013		29,421,874		472,648		210,767		115,217
	2012		12,204,358		436,452		414,134		325,811

Total Foreign activities	2014	COP	60,439,471	COP	810,537	COP	210,481	COP	57,774
	2013		41,955,639		476,592		156,508		58,547
	2012		16,616,660		293,405		(197,764)		(288,373)

As of December 31, 2014, the following are the Bank´s operating segments:

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

Off shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

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

Recent U.S. GAAP Pronouncements

In January 2015, FASB issued ASU 2015-01, “Income Statement—Extraordinary and Unusual Items” to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In November 2014, FASB issued ASU 2014-17, “Pushdown Accounting a consensus of the FASB Emerging Issues Task Force” to provide guidance for determining whether and at what threshold pushdown accounting should be established in an acquired entity’s separate financial statements. According to ASU 2014-17, an acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this Update are effective on November 18, 2014. Management has concluded that the adoption has no impact on the Bank’s U.S. GAAP disclosures and financial information as of December 31, 2014.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” to provide guidance about management’s responsibility to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In August 2014, FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”. To define the term collateralized financing entity as a variable interest entity with no more than nominal equity that holds financial assets and issues beneficial interests in those financial assets; the beneficial interests have contractual recourse only to the related assets of the collateralized financing entity and are classified as financial liabilities. This amendment permits that a reporting entity that is the primary beneficiary of a collateralized financing entity and consolidated it (according with the guidance in Topic 810), and accounts for all the financial assets and financial liabilities of that collateralized financing entity at fair value, may uses either the measurement alternative included in this amendment or the guidance provided in Topic 820 in fair value measurement. The measurement alternative consists on measuring both the financial assets and the financial liabilities of that collateralized financing entity, in the consolidated financial statements of the reporting entity, using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. This method could apply when the reporting entity includes the financial assets and financial liabilities of the collateralized financing entity at fair value in the consolidated financial statements based on other Topics, and the changes in the fair value of those financial assets are reflected in earnings.

The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Although the VIE´s derived from securitization process complied with the definition of “collateralized financing entity”, the Bank measures the financial assets and liabilities assets of those VIEs at amortized cost for the purpose of preparing its consolidated financial statements, due to the fact that the Bank has identified amortized cost as the most reasonable measure for those entities.

In June 2014, FASB issued ASU 2014-11, “Transfers and Servicing: Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” to provide guidance in the accounting of the different types of repurchase agreements, specifically for Repurchase-to-maturity transactions and repurchase financing secured borrowing accounting, which is consistent with the accounting of other repurchase agreements. Formerly, repurchase-to-maturity transactions (repurchase agreements that mature at the same time as the transferred financial asset) were generally accounted for as a sale and a forward repurchase agreement when they are not considered to maintain the transferor’s effective control and they satisfied the other conditions for derecognition. According with the amendments in this update, repurchase-to-maturity transactions must be accounted for as secured borrowings.

On the other hand, a repurchase financing executed contemporaneously with an initial transfer with the same counterparty generally was accounted for as a derivative if the two transactions were required to be linked in their accounting. The amendments in this update require the repurchase agreement be accounted for as a secured borrowing separately from the initial transfer of the financial asset, that is accounted for as a sale.

Besides, the amendments require two additional disclosures about transfers accounted for as sales in transactions that are economically similar to repurchase agreements, and the type of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The accounting changes in this Update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. Management does not expect any significant impact concerning the amendments introduced by ASU 2014-11 on the Bank’s financial statement and U.S. GAAP disclosures.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” to provide a more robust framework for addressing revenue issues and remove inconsistencies and weaknesses in revenue requirements. The amendments clarify how an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, considering the following steps: (1) Identify the contract(s) with a customer.; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract.; (5) Recognize revenue when (or as) the entity satisfies a performance obligation. The new accounting guidance, which does not apply to financial instruments, is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Management is currently evaluating the impact the amendments would have on the Bank’s consolidated financial statements.

.

In April 2014, FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” to change the criteria for reporting discontinued operations. The amendments clarify that a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale; (2) The component of an entity or group of components of an entity is disposed of by sale; (3) The component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). The new accounting guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2014.

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

The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2014 and 2013.

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
The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
7.1	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 17, 2015.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 17, 2015.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 17, 2015.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 17, 2015.
15.1	Consent of Pricewaterhouse Coopers Ltda.
15.2	Consent of KPMG Central America S.A. (KCA)
15.3	KPMG’s agreement Letter for Statements of Item 16F.

.

(1)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

