Form 20-F
period 2015-12-31
BANCOLOMBIA SA
filed 2016-04-22
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Tel. +574 4041837, Fax + 574 4045146, e-mail: almejia@bancolombia.com

Carrera 48 # 26-85, Medellín, Colombia

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

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer and large, accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

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

Yes ☐  No ☒

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

References to “Bancolombia Panama” refer to Bancolombia Panamá S.A., a subsidiary of Bancolombia S.A. organized under the laws of the Republic of Panama that provides banking services to non-Panamanian customers.

References to “Banistmo” refer to Banistmo S.A., a banking institution organized under the laws of the Republic of Panama, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

References to “Central Bank” refer to the Central Bank of Colombia (Banco de la República).

References to “Colombia” refer to the Republic of Colombia.

References to “Colombian banking GAAP” refer to generally accepted accounting principles in Colombia as supplemented by the applicable regulations of the SFC.

References to “Conavi” refer to Conavi Banco Comercial y de Ahorros S.A. as it existed immediately before its merger with and into Bancolombia.

References to “Congress” refer to the national congress of Colombia.

References to “Corfinsura” refer to Corporación Financiera Nacional y Suramericana S.A., as it existed immediately before its merger with and into Bancolombia.

References to “DTF” refer to the Depósitos a Término Fijo rate, the weighted average interest rate paid by finance corporations, commercial banks and financing companies in Colombia for time deposits with maturities of 90 days.

References to “Fiduciaria Bancolombia” refer to Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, a Subsidiary of Bancolombia organized under the laws of Colombia which provides trust and fund management services.

i

References to “Grupo Agromercantil” refer to Grupo Agromercantil Holding S.A., a company organized under the laws of the Republic of Panama, of which Bancolombia S.A. owns 60% of its voting shares, and is the parent company of Banco Agromercantil of Guatemala, and its subsidiaries.

References to “IRS” refer to U.S. Internal Revenue Service.

References to “Leasing Bancolombia” refer to Leasing Bancolombia S.A. Compañía de Financiamiento, a Subsidiary of Bancolombia S.A. organized under the laws of Colombia that specializes in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds.

References to “NYSE” refer to the New York Stock Exchange.

References to “peso”, “pesos” or “COP” refer to the lawful currency of Colombia.

References to “preferred shares” and “common shares” refer to our issued, outstanding and fully paid-in preferred and common shares, designated as acciones con dividendo preferencial sin derecho a voto and acciones ordinarias, respectively.

References to “Renting Colombia” refer to Renting Colombia S.A., a Subsidiary of Bancolombia S.A. organized under the laws of Colombia which provides operating lease and fleet management services for individuals and companies.

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

References to “SEC” refer to the U.S. Securities and Exchange Commission.

References to “SMEs” refer to Small and Medium Enterprises

References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia. In 2015, the effective legal minimum monthly salary in Colombia was COP 644,350.

References to “Subsidiaries” refer to entities in which Bancolombia S.A. holds, directly or indirectly, more than 50% of the outstanding voting shares.

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

References to “Valores Bancolombia” refer to Valores Bancolombia S.A. Comisionista de Bolsa, a Subsidiary of Bancolombia S.A. organized under the laws of the Republic of Colombia that provides brokerage and asset management services.

The term “billion” means one thousand million (1,000,000,000).

The term “trillion” means one million million (1,000,000,000,000).

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the 12-month period ended December 31 of such year.

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects”. These factors include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by the Bank’s borrowers; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings; (xi) changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions in which the Bank does business; (xii) regulatory issues relating to acquisitions; and (xiii) changes in business strategy.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited Consolidated Financial Statements (the “Consolidated Financial Statements”) are prepared in accordance with IFRS as issued by the IASB and the related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRS-IC”) and by the Standing Interpretations Committee (SIC) related interpretations. Until December 31, 2014, we prepared our Consolidated Financial Statements following Colombian banking GAAP. All 2015 and 2014 data included in this report has been prepared in accordance with IFRS as issued by IASB.

For 2015, the Consolidated Financial Statements include entities in which the Bank holds control, directly or indirectly. See “Item 4. Information on the Company – C. Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Bank maintains accounting records in pesos, which is the functional and presentation currency of the Bank. The Consolidated Financial Statements as of December 31, 2015 and 2014, and January 1, 2014, for the years ended December 31, 2015 and 2014 contained in this Annual Report are expressed in millions of pesos.

This Annual Report translates certain pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 3,149.47 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2015 the last business day of the year. The SFC also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 21, 2016, the Representative Market Rate was COP 2,899.92 per USD 1.00.

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

The selected consolidated financial data as of December 31, 2015 and 2014, and for each of the two fiscal years in the period ended December 31, 2015 set forth below has been derived from the Consolidated Financial Statements under IFRS included in this Annual Report.

The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements, related notes thereto, and the reports of the Bank’s independent registered public accounting firms.

	As of and for the year ended December 31,
	2015		2015		2014
	(in millions of COP and thousands of USD, except per share and per ADS amounts)
CONSOLIDATED STATEMENT OF INCOME:
Total interest and valuation income	USD	3,578,267	COP	11,269,644	COP	9,172,163
Interest expenses		(1,282,102)		(4,037,941)		(3,164,611)
Net margin and valuation on financial instruments		2,296,165		7,231,703		6,007,552
Credit impairment charges on loans and financial leases, net.		(529,511)		(1,667,680)		(843,597)
Allowances for credit losses on off balance sheet credit instruments		(2,356)		(7,421)		(25,608)
Net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments		1,764,298		5,556,602		5,138,347
Total other operating income		1,135,848		3,577,320		3,084,942
Total operating expenses		(1,872,787)		(5,898,287)		(5,118,695)
Profit before tax		1,027,359		3,235,635		3,104,594
Income tax		(206,146)		(649,250)		(737,676)
Profit for the year from continuing operations		821,213		2,586,385		2,366,918
Net income from discontinued operations		7,148		22,513		62,867
Net income		828,361		2,608,898		2,429,785
Net income attributable to equity holders of the parent company	USD	799,782	COP	2,518,890	COP	2,387,086
Non-controlling interest		28,579		90,008		42,699

Weighted average of Preferred and Common Shares outstanding (1)				961,827,000		941,936,589
Basic and Diluted net income per share (1)		851		2,680		2,591
From continued operations		843		2,656		2,524
From discontinued operations		8		24		67
Basic and Diluted net income per ADS		3,404		10,720		10,364
From continuing operations		3,373		10,624		10,096
From discontinued operations		30		96		268
Cash dividends declared per share				888		830
Cash dividends declared per share (stated in US Dollars)				0.28		0.26
Cash dividends declared per ADS				3,552		3,320
Cash dividends declared per ADS (stated in US Dollars)				1.13		1.05

(1)	The weighted average of preferred and common shares outstanding for the fiscal year ended December 31, 2015 reflects 452,122,416 preferred shares and 509,704,584 common shares, and for the fiscal year ended December 31, 2014 reflects 432,232,005 preferred shares and 509,704,584 common shares.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,
	USD 2015		2015		2014

	(in millions of COP and thousands of USD, except per share and per ADS amounts)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Assets:
Cash and cash equivalents	USD	5,904,998	COP	18,597,614	COP	13,466,783
Financial assets investments		4,533,405		14,277,824		12,784,223
Derivative financial instruments		756,371		2,382,168		1,448,845
Loans and advances to customers		46,236,554		145,620,639		115,173,653
Allowance for loan and lease losses		(1,666,551)		(5,248,755)		(4,789,257)
Assets held for sale and inventories		619,408		1,950,808		97,744
Investment in associates and joint ventures		173,537		546,549		1,349,697
Investment property		477,873		1,505,046		1,114,180
Premises and equipment, net		1,029,240		3,241,562		2,646,321
Goodwill and Intangible assets, net		2,251,888		7,092,255		4,585,849
Deferred tax		54,130		170,482		187,737
Other assets		900,683		2,836,675		1,564,106
Total assets	USD	61,271,536	COP	192,972,867	COP	149,629,881

Liabilities and stockholders' equity:
Deposit from customers		38,673,817		121,802,028		94,769,319
Borrowings from other financial institutions		6,261,747		19,721,184		13,852,284
Debt securities in issue		6,171,154		19,435,865		14,527,403
Other liabilities		3,685,024		11,605,871		9,114,395
Stockholder' equity		6,479,794		20,407,919		17,366,480

Total liabilities and stockholders' equity	USD	61,271,536	COP	192,972,867	COP	149,629,881

Stockholders' equity per share (1)		6,736		21,214		18,436
Stockholders' equity per ADS (1)		26,943		84,856		73,743

(1)	The weighted average (rounded to the nearest million) of preferred and common shares outstanding was 962 million for the fiscal year ended December 31, 2015, and 942 million for the fiscal year ended December 31, 2014. Stockholders’ equity per share is equal to stockholders’ equity under IFRS divided by the weighted average of preferred and common shares outstanding. Stockholders’ equity per ADS is equal to stockholders’ equity per share multiplied by four preferred shares of Bancolombia (each ADS represents four preferred shares of Bancolombia).

Stockholders’ equity per share and stockholders’ equity per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. The non-GAAP financial measures described in this footnote are not a substitute for the GAAP measures of financial performance and should not be considered as an alternate measure of stockholders’ equity as determined on a consolidated basis using amounts derived from the consolidated statement of financial position prepared in accordance with IFRS.

See ―“Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended December 31, 2015 and 2014.

SELECTED RATIOS

	As of and for the year ended December 31,
	2015	2014
	(Percentages, except for operating data)
SELECTED RATIOS: (1)
Profitability ratios:
Net interest margin and valuation from continuing operations (2)	5.25	5.30
Return on average total assets from continuing operations (3)	1.53	1.72
Return on average stockholders‘ equity (4)	13.62	14.81
Efficiency ratio:
Operating expenses to net operating income from continuing operations	54.57	56.30
Operating expenses to average total assets from continuing operations	3.62	3.80
Operating expenses to productive assets from continuing operations	4.28	4.51
Capital ratios:
Technical capital to risk weighted assets (5)	12.46	N/A	(6)
Credit quality data:
Past due loans to total loans	2.98	2.62
“C”, “D” and “E” loans as a percentage of total loans	3.95	3.81
Allowances to past due loans (7)	115.16	145.55
Allowance for loan and lease losses as a percentage of “C”, “D” and “E” loans	87.00	100.09
Allowance for loan and lease losses as a percentage of total loans	3.43	3.81
OPERATING DATA:
Number of branches (8)	1,274	1,070
Number of employees (9)	34,390	30,158

(1)	Average balances used to calculate the ratios shown above have been calculated as follows: for the year ended December 31, 2015, for each month, the actual month-end balances were established. The average consolidated balance for such period is the average of such month-end balances. The Bank has calculated the average balances using quarterly book balances for the year ended December 31, 2014 as we believe such balances are representative of our operations and it would be too costly to produce average balances using monthly balances under IFRS.

(2)	Net interest income divided by average interest-earning assets.

(3)	Net income and valuation on financial instruments divided by average total assets.

(4)	Net income and valuation on financial instruments divided by average stockholders’ equity.

(5)	For an explanation of risk-weighted assets and Technical Capital, see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation” and Item 5 “Operation and Financial Review and Prospects - B. Liquidity and Capital Resources – B.1. Liquidity and Funding - Capital Adequacy".

(6)	N/A: not applicable. The Bank’s consolidated capital adequacy was computed considering balance accounts under IFRS as of December 31, 2015.

(7)	The variation is mainly generated by the inclusion of Grupo Agromercantil’s loan portfolio at fair value during 2015.

(8)	Number of branches includes branches of the Bank’s Subsidiaries. For some subsidiaries, the central office is considered a branch. Representative offices are included.

(9)	The number of employees includes employees of the Bank’s consolidated Subsidiaries.

Exchange Rates

On March 31, 2016, the Representative Market Rate was COP 3,000.63 per U.S. dollar 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the SFC calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period-End

March 2016	3,000.63	3,268.86	3,000.63
February 2016	3,306.00	3,434.89	3,319.80
January 2016	3,203.86	3,375.80	3,287.31
December 2015	3,131.95	3,356.00	3,149.47
November 2015	2,819.63	3,142.11	3,142.11
October 2015	2,855.74	3,061.85	2,897.83

Source: SFC.

The following table sets forth the peso/U.S. dollar Representative Market Rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Peso/USD 1.00
Representative Market Rate
Period	Period-End	Average

2015	3,149.47	2,773.43
2014	2,392.46	2,019.38
2013	1,926.83	1,881.04
2012	1,768.23	1,798.08
2011	1,942.70	1,852.83

Source: SFC.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates.

Changes in economic and political conditions in Colombia, El Salvador, Panama, Guatemala or in the other countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality are significantly dependent on the macroeconomic and political conditions prevailing in Colombia, El Salvador, Panama, Guatemala and the other jurisdictions in which the Bank operates. Accordingly, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in such jurisdictions may affect the overall business environment and may in turn impact the Bank’s financial condition and results of operations.

In particular, the governments of Colombia, Panama, Guatemala and El Salvador have historically exercised substantial influence on their economies, and they are likely to continue to implement policies that will have an important impact on the business and results of operations of the entities in such countries (including the Bank), market conditions and prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations may cause instability and volatility in Colombia, Panama, Guatemala and El Salvador, and their respective markets. Future developments in government policies could impair the Bank’s business or financial condition or the market value of its securities.

The economies of the countries in which the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general contagion effects, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.

A significant decline in the economic growth or a sustained economic downturn of any of Colombia’s, El Salvador’s, Panama’s or Guatemala’s major trading partners (i.e., the European Union, the United States, China and other Latin American countries for Colombia and the United States and European Union for El Salvador and Panama) could have a material adverse impact on Colombia’s, El Salvador’s, Guatemala’s and Panama’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation of neighboring countries could affect the national stability or economy of Colombia, Panama, El Salvador and Guatemala by disrupting their diplomatic or commercial relationships with neighboring countries. Any future tensions may cause political and economic uncertainty, instability, market volatility, low confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity in any of those jurisdictions.

A contagion effect, in which an entire region or class of investment is disfavored by international investors, could negatively affect economies where the Bank operates, as well as the market prices and liquidity of securities issued or owned by the Bank.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, El Salvador, Panama, Guatemala or other countries in which the Bank operates, could adversely affect the Bank’s consolidated results.

Uncertainty relating to tax legislation poses a constant risk to the Bank. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. Notably, the Colombian and Salvadorian governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented requiring the Bank to make additional tax payments and negatively affecting its results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that the Bank does. Differing interpretations could result in future tax litigation and associated costs.

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, including during 2015, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Given that a portion of the Bank’s assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

Colombia has experienced several periods of violence and instability that could affect the economy and the Bank.

Colombia has experienced periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the Colombian government is in the process of negotiating a peace treaty with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”). Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future. The Bank’s business or financial condition and the market value of the Bank’s securities and any dividends distributed by it, could be adversely affected by rapidly changing economic and social conditions in Colombia and by the Colombian government’s response to such conditions.

Risk Factors Relating to the Bank’s Business and the Banking Industry

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when these are finalized by the IASB, we determine the potential impact and disclose significant future changes in our financial statements. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. For example, IFRS 9, when fully adopted, will require us to record loans at inception net of expected losses instead of recording credit losses on an incurred loss basis.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.

The goodwill that we have recognized on the respective balance sheets of our operating segments is tested for impairment at least annually. Our impairment test in respect of the assets recognized as of December 31, 2015 indicated that our respective goodwill balances are not impaired. The impairment test is based on assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of each segment and on estimates of the carrying amounts of the segments to which the goodwill relates. If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of the goodwill in any one or more of our businesses may become impaired in the future, giving rise to losses in the income statement.

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

Moreover, regulators in the jurisdictions in which Bancolombia operates may alter the current regulatory capital requirements to which Bancolombia is subject and thereby require equity increases that could dilute existing stockholders, lead to required asset sales or adversely impact the return on stockholders’ equity and/or the market price of the Bank’s common and preferred shares.

Furthermore, banking laws and regulations may create new types of financial entities whose services could compete with the segments or services offered by the Bank, and, therefore, its results in these segments or services may be adversely affected.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries in which it operates, and any sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador, Guatemala, Panama and the other jurisdictions in which the Bank operates. These regulatory authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be extended by banks. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. In addition, the supervisory authorities of Colombia and El Salvador have reached an agreement for consolidated supervision which allows them to perform transnational inspection processes. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

An increase in constitutional public interest actions (acciones populares), class actions (acciones de grupo) and other legal actions involving claims for significant monetary awards against financial institutions may affect the Bank’s businesses and results of operations.

Under the Colombian Constitution, individuals may initiate constitutional public interest or class actions to protect their collective or class rights, respectively. Colombian financial institutions, including the Bank, have experienced a high number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law 1425 of 2010, monetary awards for plaintiffs in constitutional actions or class actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate these actions against the Bank.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.

In the future, regulations in the jurisdictions where the Bank operates could impose limitations regarding interest rates or fees charged by the Bank. Any such limitations could materially and adversely affect the Bank’s results of operations and financial situation.

In the past, there have been disputes in Colombia among commercial businesses, payment service providers and banks regarding credit card interbank exchange fees (tarifa interbancaria de intercambio). Although such disputes have been resolved, the Superintendency of Industry and Commerce has the authority to initiate new investigations relating to such fees. Any new investigations may lead to requirements that the Bank applies additional decreases, which in turn could impact the Bank’s financial results.

Furthermore, pursuant to Law 1430 of 2010 the Colombian government has power and authority to establish and define criteria and formulas applicable to the calculation of banking fees and charges and define maximum limits. In 2011, the government used such authority to set forth caps to the bank fees that may be charged on ATM withdrawals outside of each bank’s respective networks. Currently, there is a regulatory initiative that eliminates fees that banks may charge on ATM withdrawals.

Additionally, in past years, there have been regulatory initiatives regarding banking fees. Although such initiatives were not approved by Congress in the past, there are new initiatives pursuing similar restrictions on banking fees. If a law regarding banking fees is enacted, the Bank might be prohibited from charging for certain services or types of transactions to its clients, which could have a negative effect on our results of operations and financial condition.

In addition, Law 1555 of 2012 prohibits prepayment penalties for loans worth less than 880 SMMLV, and prepayment of mortgage loans is allowed with no penalties without regard to the amount of the loan.

Also, In December 2015, Congress enacted a law that orders banks to transfer funds in inactive bank accounts to an education financing public entity. In case the accountholder withdraws its funds, banks must pay them with its own funds, and then request reimbursement from the education financing public entity.

Colombian tax haven regulation could adversely affect the Bank’s business and financial results.

Decree 1966 of 2014 modified by Decree 2095 of 2014, designates 37 jurisdictions as tax havens for Colombian tax purposes (although neither Panama nor other countries in which the Bank operates, were included on this list). As a result of the tax haven regulation the Bank’s clients who are residents in such jurisdictions would be subject to (i) higher withholding tax rates including a higher withholding rate on interest and dividends derived from investments in the Colombian securities market, (ii) the transfer pricing regime and its reporting duties, (iii) enhanced ability on the part of Colombian authorities to qualify a conduct as abusive under tax regulations, (iv) non-deductibility of payments made to such residents or entities located in tax havens, unless the required tax amount has been withheld and (v) additional information disclosure requirements, any of which could have a negative impact on Bancolombia’s business and financial results.

In order to avoid Panama’s designation as a tax haven, Colombia and Panama signed a memorandum of understanding which establishes that both countries will negotiate a treaty for the avoidance of double taxation. This treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities. The deadline for execution of the treaty was September 30, 2015, which was extended to November 30, 2015, but as of date there is no known consequence for not executing such treaty within the deadline. Failure to execute a treaty, or the designation of Panama as a tax haven, could result in a negative impact on the Bank’s customer base and, therefore, a potential negative impact on the Bank’s results of operations and financial condition.

The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010.

Bancolombia and most of its subsidiaries are considered foreign financial institutions (“FFIs”) under the Foreign Account Tax Compliance Act of 2010 (“FATCA”) (see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries”). Given the size and the scope of the Bank’s international operations, we intend to take all necessary steps to comply with FATCA (including entering into agreements with the U.S. tax authorities and transmitting the reports).

However, if the Bank cannot enter into such agreements or satisfy the requirements thereunder, certain payments to Bancolombia or its Subsidiaries may be subject to withholding under FATCA. The possibility of such withholding and the need for accountholders and investors to provide certain information may adversely affect our results of operations and financial condition. In addition, entering into agreements with the IRS, and compliance with the terms of such agreements and with FATCA and any regulations or other guidance promulgated thereunder or any legislation promulgated under an intergovernmental agreement (“IGA”) may increase our compliance costs. We are currently in the process of implementing FATCA compliance on a group-wide level. Legislation and regulations implementing FATCA and the related IGAs in the countries in which the Bank operates remain under development, and the reporting dates vary depending on the jurisdiction. As a result, the future impact of this law and the accuracy of the first reports of the Bank and its Subsidiaries is still uncertain.

The Bank is subject to credit risk, and estimating exposure to credit risk involves subjective and complex judgments.

A number of our products expose the Bank to credit risk. These products include loans, financial leases, lending commitments and derivatives.

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

In addition, the amount of the Bank’s non-performing loans may increase in the future as a result of factors beyond the Bank’s control, such as changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia and other jurisdictions in which the Bank operates or has exposure (especially Panama, El Salvador and Guatemala) or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, requiring the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.

Non-traditional sources of credit risk can arise from, among other things: investing in securities, entering into derivative contracts under which counterparties have obligations to make payments to the Bank, and executing securities, futures, currency or commodity trades from the Bank’s proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any significant increases in exposure to any of these non-traditional risks, or a significant decline in the credit quality or the insolvency of any of the counterparties, could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is exposed to risks associated with the mortgage loan market.

The Bank is a leader in the mortgage loan markets in which it operates. Colombia’s mortgage loan market is highly regulated and has historically been affected by various macroeconomic factors, as have the mortgage loan markets of Panama, Guatemala and El Salvador. Although interest rates have decreased during recent years, periods of sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

The Bank is subject to concentration of default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2015, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented 14.04% of the Bank’s loan portfolio. No single exposure represented more than 3% of the loan book, all of those loans were corporate loans and all of these relationships were classified as “A”. However, problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

The value of the collateral or guarantees securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia, El Salvador, Panama and Guatemala, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include market factors, environmental risks, natural disasters, macroeconomic factors and political events affecting the local economy. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult, and may result in losses that could materially and adversely affect the Bank’s results of operations and financial position.

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

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including securities issued or guaranteed by the Colombian Government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of, December 31, 2015 the Bank’s total debt securities represented 5.0% of its total assets. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position.

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

In addition, the Bank’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of financial institutions have suffered material losses due to the actions of employees and third parties. The precautions the Bank takes to prevent and detect employee and third-party misconduct may not always be effective.

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

The Bank is subject to cyber-security risk.

The bank is subject to cyber-security risk, which includes the unauthorized access to privileged information, technological assaults on the infrastructure of the Bank with the aim of stealing information, committing fraud or interfering with regular service, and the interruption of the Bank’s services to some of its clients or users due to the exploitation and materialization of these vulnerabilities. Cyber-security risks for financial institutions have significantly increased because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties.

The Bank’s business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of service providers, and others with whom we interact.

The controls that the Bank has implemented in order to anticipate, identify, and offset these threats, have been effective thus far in maintaining cyber-security risk at a low level. These controls include the existence of perimeter defenses, security backups, special 24/7 teams and continuous security tests (including ethical hacking among others), However, we can give no assurance that the low level of risk experienced thus far will continue in the future. Any failure by the Bank to detect or present cyber-security risk in a timely manner could result in a negative impact on the Bank’s results of operations and financial position, or in problems with information, including data related to customers to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors.

Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect the Bank’s competitiveness, financial condition and results of operations.

The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank is currently undertaking a project to update its information technology platform (“IT platform”) that will result in significant changes in its treasury and credit card operations. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management systems in a timely and cost-effective manner could materially and adversely affect the Bank’s competitiveness, financial condition and results of operations.

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

The Bank’s principal source of funds is short-term deposits, which on a consolidated basis represented 70.58% of total liabilities at the end of 2015 compared to 71.65% at the end of 2014. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

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

The Bank operates in a highly competitive environment and management expects competition to increase in the jurisdictions where the Bank operates. Intensified merger activity in the financial services industry produces larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. The Bank’s ability to maintain its competitive position depends mainly on its ability to fulfill new customers’ needs through the development of new products and services and the Bank’s ability to offer adequate services and strengthen its customer base through cross-selling. The Bank’s business will be adversely affected if the Bank is not able to maintain efficient service strategies. In addition, the Bank’s efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

Downgrades in our credit ratings would increase our cost of borrowing funds and make our ability to raise new funds, attract deposits or renew maturing debt more difficult.

Our credit ratings are an important component of our liquidity profile, and our ability to successfully compete depends on various factors, including our financial stability as reflected by our credit ratings. A downgrade in our credit ratings would increase our cost of raising funds from other banks or in the capital markets. Purchases of our securities by institutional investors could be reduced if we suffer a decline in our credit ratings. Our ability to renew maturing debt could become restricted and the terms for such renewal more expensive if our credit rating were to decline. Our lenders and counterparties in derivative transactions are sensitive to the risk of a credit rating downgrade. A downgrade in our credit rating may adversely affect perception of our financial stability and our ability to raise deposits, which could make us less successful when competing for deposits and loans in the market place.

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

Risks Relating to the Preferred Shares and the ADSs.

Preemptive rights may not be available to holders of American Depositary Receipts (“ADRs”) evidencing ADSs.

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement thereunder is available. The Bank is obligated to file a registration statement or find a corresponding exemption only if it determines to extend the rights to holders of the ADRs. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the timebefore it makes a decision as to whether to file a registration statement. Accordingly, the Bank may in some cases decide not to file a registration statement. For example, in connection with rights offering in January 2012, the Bank did not file such a registration statement.

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

The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under the Bank’s by-laws and Colombian law, the Bank’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank’s ADRs and preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and, consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in “Item 10. Additional Information – B. Memorandum and Articles of Association – Voting Rights – Preferred Shares”.

Holders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.

Holders of the Bank’s ADRs may encounter difficulties in the exercise of some of their rights with respect to the shares underlying ADRs. If the Bank makes a distribution to holders of underlying shares in the form of securities, the Depositary is allowed, in its discretion, to sell those securities on behalf of ADR holders and instead distribute the net proceeds to the ADR holders. Also, even in those limited instances in which the preferred shares represented by the ADRs have the power to vote, under some circumstances, ADR holders may not be able to vote by giving instructions to the depositary. This may occur if ADR holders do not receive from the Depositary a notice of meeting sufficiently prior to the instruction date to ensure that the Depositary will vote the preferred shares represented by the ADRs in accordance with instructions received from such holders. There are no circumstances in which holders of ADRs may vote in a way other than by providing instructions to the Depositary.

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

Due to the fact that Bancolombia and its subsidiaries have adopted IFRS for the first time, the selected financial data have been prepared in accordance with IFRS and presented for the two most recent financial years.

Bancolombia is Colombia’s leading financial institution, with presence in other jurisdictions such as Panama, El Salvador, Puerto Rico, Guatemala, the Cayman Islands, and Peru, providing a wide range of financial products and services to a diversified individual, corporate, and government customer base throughout Colombia, Latin America and the Caribbean region.

Bancolombia is a stock company (sociedad anónima) domiciled in Medellín, Colombia and operates under Colombian laws and regulations, mainly the Colombian Commercial Code, Decree 663 of 1993 and Decree 2555 of 2010. Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”, and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages in retail and corporate banking which materially strengthened Bancolombia’s multi-banking franchise.

In May 2007, Bancolombia Panama acquired Banagrícola, which controls several subsidiaries, including Banco Agrícola in El Salvador, and is dedicated to banking, commercial and consumer activities and brokerage. Through its first international acquisition, Bancolombia gained a leadership position in the Salvadorian market.

In October 2013, Bancolombia Panama acquired a 40% interest in Grupo Agromercantil, the parent company of Banco Agromercantil de Guatemala, and certain other companies dedicated to securities brokerage, insurance, and other financial businesses. Bancolombia Panama acquired an additional 20% interest on December 30, 2015.

Also in October 2013, Bancolombia acquired a 100% percent interest in the ordinary voting shares, and 1,325,780 preferred shares of Banistmo, a Panamanian banking entity and its subsidiaries involved in the securities brokerage, trust, consumer finance, and leasing businesses.

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

As of December 31, 2015, Bancolombia had, on a consolidated basis:

COP 192,973 billion in total assets;

COP 140,372 billion in total net loans and advances to customers;

COP 121,802 billion in total deposits from customers; and

COP 19,279 billion in stockholders’ equity attributable to the owners of Bancolombia S.A.

Bancolombia’s consolidated net income attributable to equity holders of Bancolombia S.A. for the year ended December 31, 2015 was COP 2,519 billion, representing a return on average equity of 13.62% and a return on average assets of 1.53%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RECENT DEVELOPMENTS

Implementation of IFRS

According to the adoption schedule of IFRS in Colombia, the Bank began preparing its year-end comparative financial statements and its interim financial information under IFRS from the years ending at December 31, 2015 and 2014 onwards, considering the opening statement of financial position as of January 1, 2014.

Disposal of Seguros Banistmo

On February 23, 2015, Banistmo entered into an agreement with Suramericana S.A., whereby Banistmo agreed to sell, and Suramericana S.A. agreed to buy 100% of the outstanding capital of Seguros Banistmo S.A., an insurance company incorporated under the laws of Panama. The transaction closed on August 31, 2015, after obtaining all the authorizations required by the authorities and the satisfaction of the relevant condition precedents. In consideration for the shares, Suramericana S.A. paid Banistmo a total purchase price of USD 96 million.

Strengthening of the organizational structure

On April 24, 2015 Bancolombia announced the following changes in its organizational structure:

The Corporate Innovation and Digital Transformation Vice-Presidency was created. Its objective is to project innovation and digital banking at its clients’ service. Juan Carlos Mora Uribe, who previously acted as Vice President of Corporate Services, assumed this Vice-Presidency and will act in that capacity until he assumes as CEO of Bancolombia.

The Corporate Services Vice-Presidency now consolidates under the same management team the corporate procedures, technology services and human resources. Augusto Restrepo Gómez, who acted as Vice President of Human Resources, assumed this Vice-Presidency. The Human Resources Vice-Presidency has been integrated into the Corporate Service Vice-Presidency.

Disposal of 50% stake in Compañía de Financiamiento Tuya S.A.

On June 30, 2015 Bancolombia, Fondo de Empleados of Grupo Bancolombia - FEBANC and Fundacion Bancolombia acting as sellers; and Almacenes Éxito S.A. and Almacenes Éxito Inversiones S.A.S acting as buyers, entered into a purchase and sale agreement whereby the sellers will transfer to the buyers their 50% interest in Compañía de Financiamiento Tuya S.A., a financial institution located in Colombia through which sellers and buyers have developed a commercial alliance for financing business growth and the strengthening of consumer credit.

The purchase price will be determined at the closing and will equal the sum of: (i) fifty percent (50%) of the sum of the following accounts of Tuya S.A. Compañía de Financiamiento according to the most recent financial statements before the closing (a) equity, (b) capital stock, and (c) additional paid-in capital; and (ii) one thousand five hundred million Colombian pesos (COP 1,500 million).

The sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals by the SFC. Closing is expected to ocurr in the second half of 2016.

Renewal of the term of the program of senior and subordinated notes

On August 10, 2015, Bancolombia renewed the term of the program of senior and subordinated notes of up to an aggregate principal amount of COP 3 billion that may be offered in the Colombian market, which was initially established in 2012. Consequently, the new term of the program will be valid until August 10, 2018.

Acquisition of control of Grupo Agromercantil

On September 11, 2015, Bancolombia Panama entered into an agreement with BAM Financial Corporation for the acquisition of an additional 20% interest of the common stock in Grupo Agromercantil. With this acquisition, Bancolombia Panama owns a controlling stake of 60% in Grupo Agromercantil. The transaction was completed on December 30, 2015, when Bancolombia Panama paid a purchase price of USD 151.5 million to the sellers. Such amount may be adjusted pursuant to the agreement.

Changes to the corporate governance code

On September 22, 2015, the board of directors of Bancolombia approved an update to the corporate governance code. The main adjustments relate to: (i) procedures for the exercise of shareholders’ rights at the shareholders’ meeting; (ii) principles and policies related to the organizational structure of Bancolombia; (iii) adoption of policies and guidelines for transactions between Bancolombia and affiliates; (iv) new responsibilities for the committees that assist board of directors; (v) heightened eligibility requirements for the members of the board of directors; and (vi) new guidelines related to Bancolombia’s control structure.

Disposal of UFF Móvil S.A.S.

On November 30, 2015 Bancolombia announced that, in accordance with the evolution of its mobility strategy, it entered into an agreement for the sale of its equity participation in UFF Móvil S.A.S, a virtual mobile operating company located in Colombia. The transaction closed on the same date. Bancolombia sold its 80.59% stake, which was held through Inversiones CFNS S.A.S. and BIBA Inmobiliaria S.A.S., to MVNO Holdings LLC, a company established under the laws of the State of Florida, United States.

Sale of minority interest in CIFIN S.A.

On February 9, 2016, Bancolombia entered into an agreement with TransUnion Netherlands II B.V., for the sale by Bancolombia of its minority stake in Cifin S.A (“Cifin”), which amounted to 14.2% of the outstanding shares. Cifin is a provider of financial, credit, commercial information and services. Bancolombia sold 106,504 common shares of Cifin for a total amount of COP 629,563.37 per share. The shares in CIFIN sold by Bancolombia, together with the stakes sold by the other shareholders party to the sale agreement, represented in the aggregate a 71% stake in Cifin.

Change in Chief Executive Officer

On March 7, 2016, Carlos Raul Yepes Jimenez resigned as Chief Executive Officer of Bancolombia and the board of directors appointed Juan Carlos Mora Uribe as his replacement.

PUBLIC TAKEOVER OFFERS

In 2015, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL EXPENDITURES AND DIVESTITURES

During 2015, total capital expenditures amounted to COP 294 billion. Such investments were mainly focused on an IT-related projects (COP 44 billion), the expansion of the Bank’s branch and ATM network (COP 33 billion), the purchase of fixed assets (COP 14 billion), and other miscellaneous projects, including new software modules, upgrade of web contents, automation of reports and construction of data centers (COP 203 billion).

In 2015, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

During 2016, the Bank expects to invest approximately COP 385 billion as follows: COP 42 billion in connection with the expansion of the Bank’s branch and ATM network, COP 50 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment, COP 82 billion in connection with other fixed assets and COP 211 billion in connection with strategic projects, including a new datacenter for the Bank’s operation in El Salvador. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s project portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital acquisitions and divestitures in interests in other companies for the years ending December 31, 2015 and 2014:

	For the year ended December 31,
Capital Acquisitions	2015		2014		Total
	(in millions of COP)
Grupo Agromercantil Holding S.A DE C.V.	477,145	(1)	79,339	(2)	556,484
Internacional Ejecutiva de Aviación S.A.S.	8,121		-		8,121
Compañía de Procesamiento de Medios de Pago Guatemala (Bahamas), S.A.	5,562		-		5,562
Grupo Nutresa	2,644		-		2,644
Grupo AVAL	2,618		-		2,618
Banco DAVIVIENDA S.A.	2,180		-		2,180
ECOPETROL S.A.	1,785		-		1,785
Equifax centroamerica S.A. De C.V.	1,695		-		1,695
Transacciones y Transferencias, S.A.	1,315		-		1,315
Interconexión Eléctrica S.A.	1,107		-		1,107
Inversiones ARGOS S.A.	1,076		-		1,076
Reintegra S.A.S.	950		-		950
Cementos ARGOS S.A.	667		-		667
Garantias y Servicios S.G.R.SA.DE C.V.	531		-		531
Imágenes Computarizadas de Guatemala, S.A.	476		-		476
Citigroup Inc.	461		-		461
Inversiones Inmobiliaria Arauco Alameda S.A.	-		15,082		15,082
Titularizadora Colombia S.A.	-		11,902		11,902
Others	1,709		-		1,709
Total Expenditures	510,042		106,323		616,365

(1)	The amount of USD 151.5 million has been converted at the rate of COP 3,149.47 per USD 1.00, which is the Representative Market Rate calculated on December 31, 2015, as reported by the SFC.

(2)	The amount of USD 40 million has been converted at the rate of COP 1,983.48 per USD 1.00, which is the Representative Market Rate calculated on January 23, 2014, as reported by the SFC.

	As of December 31,
Capital Divestitures	2015	2014	Total
	(in millions of COP)
Inversiones Inmobiliarias Arauco Alameda S.A.S.	216,598	-	216,598
Grupo Odinsa S.A.	1,442	-	1,442
Prosicol S.A.S. (in liquidation)(1)	-	992	992
Others	2,426	-	2,426

Total Divestitures	220,466	992	221,458

(1)	Refund of the investment.

B.	BUSINESS OVERVIEW

B.1.	GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 11 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate by gross loans, Guatemala’s fourth-largest bank by gross loans, Panama’s second-largest bank by gross loans and off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as subsidiaries in Peru.

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

Ahorro a la Mano: This is a mobile phone based savings account specially designed to serve low-income clients and those with no prior experience with banking products.

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

eTrading: The bank offers an internet-based trading platform, available for retail and institutional clients, which allows them to buy/sell securities in the Colombian Stock Exchange.

The Bank also performs inter-bank lending, repurchase agreements (repos), foreign exchange transactions, as well as sovereign and corporate securities sales and trading. Bancolombia is an active player in the “market-makers” scheme for trading Colombian sovereign debt (TES bonds).

The Bank offers its clients direct access to local and international capital markets through a full range of brokerage and investment advisory services that cover equities and fixed income securities, proprietary and third-party asset management products, such as mutual funds, private equity funds, and privately managed investment accounts for institutional, corporate and private bank clients.

Cash Management: The Bank provides support to its clients through efficient cash management, offering a portfolio of standard products that allows clients to make payments and collections through different channels.  Our payables and receivables services provide solutions to process and reconcile transactions accurately, efficiently, and in a timely manner. We also offer a comprehensive reporting solution, providing the data that is required by customers’ internal processes.  In addition, the Bank designs and creates custom-made products in order to address our clients’ specific payment and collection needs. These include a variety of real-time web services, straight through processing (STP) and messaging through Swift Net solutions.

Foreign Currency: The Bank offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions. The Bank also provides trade finance solutions with products such as letters of credit, standby letters of credit and bills collection.

Bancassurance: The Bank distributes diverse insurance products (life, auto, commercial, and homeowner’s insurance) written by Compañía Suramericana de Seguros, one of the main insurance companies in Colombia. In addition, Bancolombia offers unemployment insurance written by Sure General Cardif Colombia S.A.

Investment Banking: The Bank, through its subsidiary Banca de Inversión, offers a wide variety of value-added services, including project and acquisition finance, capital markets (DCM & ECM), principal investments (in real estate, industrials, construction), M&A, restructurings and structured corporate lending across all economic sectors.

Trust Services: The Bank, through its subsidiary Fiduciaria Bancolombia offers a broad and diversified portfolio of services for companies and individuals, meeting their needs with tailored services. These services include managing escrow accounts, multiple investment funds, and real estate funds.

MAIN LINES OF BUSINESS

The Bank manages its business through ten main operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Off Shore, and All other.

For a description and discussion of these segments, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – A.2. Results by Segment”.

B.2.	OPERATIONS

See Note 3 to the Consolidated Financial Statements as of December 31, 2015 included in this Annual Report for a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last two fiscal years.

B.3.	SEASONALITY OF DEPOSITS

Historically, the Bank has experienced some seasonality in its demand deposits, with higher average balances at the end of the year and lower average balances in the first quarter of the year. This behavior is explained primarily by the increased liquidity provided by the Central Bank and the Colombian National Treasury at year-end, as economic activity tends to be higher during this period resulting in a greater number of transactions. However, we do not consider the seasonality of demand deposits to have a significant impact on our business.

B.4.	RAW MATERIALS

The Bank on a consolidated basis is not dependent on sources or availability of raw materials.

B.5.	DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), banking correspondents, an ATM network, online and computer banking, telephone banking, mobile phone banking services, and PACs, among others. In addition, as of December 31, 2015, Bancolombia had a sales force of approximately 13,147 employees and transactions performed through electronic channels represented more than 83.6% of all transactions in 2015.

The following are the distribution channels offered by Bancolombia as of December 31, 2015.

Branch Network

As of December 31, 2015, Bancolombia’s consolidated branch network consisted of 1,274 offices which included 827 from Bancolombia S.A., 97 from Banco Agricola, 47 from Banistmo, 220 from BAM and 83 from other subsidiaries.

Company*	Number of branches 2015	Number of branches 2014	Number of branches 2013	Number of branches 2012	Number of branches 2011
Bancolombia S.A.(unconsolidated)	827	826	844	815	779
Bancolombia Panama	1	1	1	1	1
Bancolombia Miami (Agency) (1)	-	-	-	1	1
Bancolombia S.A. Panama Branch	1	1	1	1	-
Leasing Bancolombia	21	21	21	20	16
Renting Colombia	23	19	17	17	16
Valores Bancolombia	7	11	11	5	8
Valores Bancolombia Panama S.A.	1	1	1	1	1
Banca de Inversión	2	2	2	2	2
Fiduciaria Bancolombia	5	7	7	4	6
Tuya S.A. Compañía de Financiamiento (6)	-	4	6	5	5
Bancolombia Puerto Rico International Inc.	1	1	1	1	1
Factoring Bancolombia S.A.	-	-	1	1	1
SUFI	3	3	6	7
Arrendamiento Operativo CIB S.A.C. (2)	1	1	1	1	2
Fondo Inversión Arrend.Operativo Renting Perú I	1	1	1	1	1
Inversiones CFNS S.A.S.	2	2	2	2	2
Banco Agrícola	97	98	98	101	101
Arrendadora Financiera S.A.	1	1	1	1	1
Credibac S.A. de C.V	-	-	-	-	1
Valores Banagricola, S.A. de C.V.(3)	1	1	1	1	1
AFP Crecer S.A.(4)	-	-	-	-	-
Aseguradora Suiza Salvadoreña S.A.(5)	-	-	-	-	1
Asesuisa Vida S.A.(5)	-	-	-	-	1
Uff Móvil S.A.S. (7)	-	1	1	1	-
Capital Investments SAFI S.A.	1	1	1	1	1
Transportempo S.A.S	1	1	1	1	1
Leasing Perú S.A.	1	1	1	1	1
FiduPerú S.A. Sociedad Fiduciaria (previously Fiduciaria GBC S.A.)	1	1	1	1	1
Banitsmo	47	50	50	-	-
Financomer	8	7	8	-	-
BAM (Guatemala)	220	-	-	-	-
Seguros Banitsmo	-	4	4	-	-
Total	1,274	1,070	1,090	993	952

* For some subsidiaries, their central office is considered a branch.

(1)	Bancolombia Miami closed its operations on August 30, 2013
(2)	Renting Perú S.A.C. changed its legal name to Arrendamiento Operativo CIB S.A.C. The offices operated for the Localiza franchise in Peru are included in the total number of branches reported for Arrendamiento Operativo CIB S.A.C.
(3)	Bursabac S.A. de C.V changed its legal name to Valores Banagricola, S.A. de C.V.
(4)	AFP Crecer S.A. was sold on November 21, 2011.
(5)	Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A. were sold on September 27, 2012.
(6)	Bancolombia S.A. entered into an agreement to sell 50% of its stake in Compañía de Financiamiento Tuya S.A. in 2015. Bancolombia S.A. will no longer consolidate such company, although it will still own 50% of the company’s common equity.
(7)	Bancolombia S.A. sold its 80.59% stake in Uff Movil S.A.S. in 2015.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2015, Bancolombia has a total of 6,768 banking correspondents, including 6,595 in Colombia, 73 in Panama and 100 in El Salvador.

Puntos de Atención Móviles (“PAM”)

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2015, there were a total of 564 PAMs.

Kiosks

Kiosks, used in El Salvador, are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2015, there were a total of 215 kiosks.

Automatic Teller Machines (“ATMs”)

Bancolombia has a total of 5,080 ATMs, including 4,024 in Colombia, 561 in El Salvador, 323 in Panama, and 172 in Guatemala.

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

Electronic Funds Transfer at Point of Sale or Punto de Atención Cercano (“PAC”)

Through our own network of 6,188 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to credit and credit card PINs.

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

The online banking platform of the Bank is provided by Todo1 Services Inc., a company specialized in providing services to financial institutions for their mobile and internet banking platforms.

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

If we were required to replace any of Todo1 Services Inc., Allus Global BPO Center or IQ Outsourcing S.A. as service providers of the Bank, or if any of those service providers were not to fulfill their respective contractual obligations, our business could suffer, and we might be required to incur additional costs to find replacement providers.

B.7.	COMPETITION

Description of the Colombian Financial System

Overview

During the last decade, the Colombian banking system has been undergoing a period of expansion, given the series of mergers and acquisitions that have taken place within the sector. More specifically, several mergers and acquisitions took place in 2007, mainly due to the global economic situation. Colombian banks made several investments allowing some entities to become big players in the Latin American market; Bancolombia, completed the acquisition of Banagrícola in El Salvador. In 2010, Banco de Bogotá acquired BAC-Credomatic, which operates in several countries in Central America; and, in October 2011, Canadian Scotiabank purchased a stake in Colpatria. In 2012, the most relevant event regarding the presence of foreign banks in Colombia was the acquisition of Banco Santander Colombia S.A. in July 2012 by Corpbanca (Chile). Also, Davivienda acquired the subsidiaries of HSBC in Costa Rica, Honduras and El Salvador.

In 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million. In addition, Bancolombia Panama, acquired 40% of the common shares of Grupo Agromercant for USD 217 million. In 2013, Grupo Aval acquired 100% of the Guatemalan Reformador Financial Group (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. In 2013, some competitors started operations in Colombia: Itau BBA entered the market with an investment bank, just as did BNP Paribas, Credicorp with the acquisition of Correval (a local brokerage firm), Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta, Banco Santander returned to the Colombian market with a bank and the Chilean Larrain Vial started operations with a brokerage firm. During 2014, the entry of new entities continued as the financing company Hipotecaria specialized in mortgage loans that began operations in March 2014; also, in June 2014, Corpbanca completed the acquisition of Helm Bank, keeping the brand of Corpbanca; additionally, in 2014 the bank GNB Sudameris acquired 99.9% of the capital of HSBC Colombia and now operates under the brand GNB Colombia. In October 2014, GNB Sudameris acquired GNB Colombia. In 2015, the Chilean group CorpBanca made a merger agreement with the Brazilian Itau. Bancolombia sold 50% of its shares in Tuya SA to Grupo Exito. Furthermore, in December of 2015, Bancolombia bought an additional 20% interest in Grupo Agromercantil, controlling in total 60% of the company.

As of December 31, 2015, according to the SFC, the main participants in the Colombian financial system were 25 commercial banks (14 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 16 financing companies (4 leasing companies and 12 traditional financing companies). Bancolombia has the commercial finance company Leasing Bancolombia, which as of December 31, 2015 had a market share in assets and net income of 64.79% and 64.99% respectively, also has Finance Corporation, Banca de Inversión, with a market share in assets and net income of 4.64% and 12.67% respectively. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

Credit Institutions’ Evolution in 2015

During 2015, Colombia showed a deceleration in the growth of the Gross Domestic Product (GDP) in relation to 2014. The GDP increased 3.1% in 2015 whereas the growth in 2014 was 4.6%. Inflation in 2015 was out of the target range of the Central Bank, due to the lack of staple foodstuffs and devaluation of the Colombian peso. In 2015, inflation increased 6.77% in comparison to 2014. One of the critical points for the Colombian economy during 2015 was the evolution of raw material and commodities international prices, which decreased in relation to 2014, affecting especially crude oil. The devaluation of the Colombian peso has had a negative impact in the trade balance, which is now more negative. In 2014, the deficit was of 6,293 million of dollars and the deficit of 2015 was 15,907 million. Exports to the United States decreased 31% and to China 61%. As a measure to control inflation and the negative growth of the trade balance, the Central Bank has increased the interest rate up to 125 basis points in 2015, ending the year in 5.75%.

Loans growth at Colombian credit institutions was 14.42 % in 2015 according to SFC, compared to 14.80% and 13.55% for 2014 and 2013, respectively. The growth of commercial loans was 14.79% in 2015, compared to 15.54% in the previous year. The consumer loans increased 11.70% in 2015, less than the 13.30% in 2014. Mortgage and small business loans continued to perform well, with increases of 16.59% and 15.50%, respectively, in 2015.

The credit institutions’ level of past-due loans as a percentage of the total loan portfolio decreased from 2.94% in December 2014 to 2.86% in December 2015. In addition, the coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), ended 2015 at 156.85%, compared to 151.52% at the end of 2014.

During 2015, loans raised their participation in the total amount of assets. Loans increased from 64.4% of total assets at the end of 2014 to 65.5% at the end of 2015. The investments and derivatives transactions, as a percentage of total assets, increased from 19.2% at the end of 2014 to 19.8% at the end of 2015. Deposits reduced their participation in the total balance of loans from 97.28% in 2014 to 93.6% in 2015.

As of December 31, 2015, the credit institutions recorded COP 549.8 trillion in total assets, representing a 14.88% increase compared to the same period in 2014. The Colombian credit institutions total composition of assets shows banks with a market share of 91.79%, followed by financing companies with 5.18%, financial corporations with 2.57% and financial cooperatives with 0.47%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 15.42% in December 2015 (including banks, financial corporations, financing companies and financial cooperatives), which is well above the minimum legal requirement of 9%. With the effectiveness of Decree 1771 of 2012 and the external circular 20 of 2013 of the Financial Superintendence, a new capital regime for credit institutions was established in order to strengthen the quality of equity of financial institutions to ensure they have the capacity to absorb losses in the development of their activities.

During 2015, the Colombian financial institutions began reporting their financial results under IFRS. In the case of credit institutions, the SFC since 2015 has allowed the presentation of non-consolidated financial statements under Colombian banking GAAP, following the Decree 1851 of August 2013, which regulates the Law 1314 of 2009 concerning the technical regulatory framework for the institutions that report their financial results.

Bancolombia and Its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia unconsolidated and its main competitors unconsolidated, as published by the SFC. It is important to note that, in the case of mortgages, loans used in the calculation shown below incorporate the past-due installments, instead of the complete mortgage balance, whenever a mortgage is due in less than 120 days.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dic-15	Dic-14	Dic-15	Dic-14	Dic-15	Dic-14	Dic-15	Dic-14	Dic-15	Dic-14
Bancolombia	13.06%	8.14%	2.13%	1.33%	2.78%	2.51%	177.11%	185.46%	15.76%	17.89%
Banco de Bogotá	15.74%	10.77%	2.99%	2.25%	2.31%	2.36%	140.48%	132.71%	20.69%	19.13%
Davivienda	15.73%	14.43%	1.92%	1.83%	2.39%	2.74%	176.02%	160.39%	14.20%	12.96%
BBVA	15.81%	13.90%	1.20%	1.17%	2.20%	2.06%	153.57%	168.57%	13.51%	10.57%
Banco de Occidente	12.49%	29.56%	1.50%	3.94%	2.72%	2.79%	135.43%	143.51%	11.30%	12.32%
Banco Popular	12.76%	14.56%	1.59%	2.24%	1.99%	2.07%	178.75%	165.39%	10.97%	12.21%
Citibank	15.25%	14.76%	2.24%	2.26%	2.71%	2.98%	166.91%	160.80%	11.82%	13.50%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.
(2)	ROA is return on average assets.

The following tables illustrate Bancolombia and its main competitor’s market share on an unconsolidated basis with respect to various key products, based on figures published by the SFC for the years ended December 31, 2015, 2014 and 2013:

Total Net Loans
Market Share

Total Net Loans – Market Share (%)	2015	2014	2013

Bancolombia	22.69%	23.04%	22.65%
Banco de Bogotá	13.78%	13.86%	13.76%
Davivienda	13.82%	13.50%	12.98%
BBVA	10.61%	10.29%	9.95%
Banco de Occidente	7.31%	6.91%	7.45%
Banco Popular	4.20%	4.32%	4.61%
Citibank	1.96%	2.12%	2.20%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts
Market Share

Checking Accounts – Market Share (%)	2015	2014	2013

Bancolombia	25.28%	23.72%	25.16%
Banco de Bogotá	19.23%	19.82%	18.79%
Banco de Occidente	11.39%	11.51%	11.49%
BBVA	9.73%	9.89%	10.03%
Davivienda	9.94%	10.23%	9.76%
Banco Popular	2.46%	2.68%	3.31%
Citibank	4.23%	3.91%	3.13%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits
Market Share

Time Deposits – Market Share (%)	2015	2014	2013

Bancolombia	15.23%	14.59%	17.93%
Banco de Bogotá	14.67%	17.01%	14.61%
Davivienda	13.53%	12.58%	12.35%
BBVA	11.17%	12.11%	10.27%
Citibank	1.05%	1.88%	2.00%
Banco Popular	4.12%	2.16%	1.56%
Banco de Occidente	4.51%	5.94%	5.09%

Source: Ratios are calculated by Bancolombia based on figures from the SFC.

Saving Accounts
Market Share

Saving Accounts – Market Share (%)	2015	2014	2013

Bancolombia	22.70%	23.09%	22.95%
Banco de Bogotá	13.14%	11.67%	14.09%
Davivienda	12.37%	12.54%	11.35%
BBVA	12.44%	11.86%	11.96%
Banco Popular	4.64%	5.29%	6.48%
Banco de Occidente	6.29%	6.67%	6.41%
Citibank	3.12%	2.87%	2.49%

Source: Ratios are calculated by Bancolombia based on figures from the SFC.

Banco Agrícola and its Competitors

In 2015, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of assets, loans, deposits, stockholders equity and profits. The following table illustrates the market share for the main institutions of the Salvadorian financial system for the year end December 31, 2015:

MARKET SHARE

	Assets	Stockholders` Equity	Loans	Deposits	Profits
Banco Agrícola	27.9%	28.0%	28.4%	27.5%	46.6%
Citibank	10.8%	15.6%	9.4%	11.7%	3.1%
Davivienda	15.4%	14.2%	15.3%	13.9%	15.3%
Scotiabank	13.6%	14.3%	15.0%	13.1%	9.5%
BAC	12.4%	10.6%	12.2%	13.1%	12.9%
Others	19.9%	17.3%	19.7%	20.7%	12.6%

Source: ABANSA (Asociación Bancaria Salvadoreña).

The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA) for the years ended in December 31, 2015 and 2014:

Total Loans
Market Share

Total Loans - Market Share (%)	2015	2014
Banco Agrícola	28.4%	28.7%
Citibank	9.4%	10.5%
Davivienda	15.3%	15.4%
Scotiabank	15.0%	15.1%
BAC	12.2%	11.9%
Others	19.7%	18.3%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2015	2014
Banco Agrícola	23.2%	23.1%
Citibank	19.3%	21.7%
Davivienda	11.5%	11.0%
Scotiabank	7.8%	7.4%
BAC	19.7%	18.0%
Others	18.5%	18.8%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Time Deposits
Market Share

Time Deposits - Market Share (%)	2015	2014
Banco Agrícola	22.3%	24.0%
Citibank	5.5%	5.8%
Davivienda	15.3%	14.6%
Scotiabank	16.7%	17.1%
BAC	10.8%	11.1%
Others	29.4%	27.4%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Saving Accounts
Market Share

Saving Account - Market Share (%)	2015	2014
Banco Agrícola	39.1%	38.5%
Citibank	11.8%	12.8%
Davivienda	14.7%	14.4%
Scotiabank	13.9%	14.1%
BAC	8.9%	9.0%
Others	11.6%	11.1%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Banistmo and its Competitors

Banistmo, a leading company in Panama; is the second largest bank in the country with 10.7% market share by loans. The following table illustrates the market share for the main institutions of the Panamanian financial system for the year ended in December 31, 2015:

MARKET SHARE

	Assets	Equity	Loans	Deposits	Profits
Banistmo	9.1%	9.3%	10.7%	12.2%	11.1%
Banco General	13.9%	10.2%	14.3%	19.7%	14.7%
Global Bank	5.9%	4.4%	7.8%	5.7%	5.0%
Banesco	4.1%	3.0%	4.3%	6.9%	4.0%
BAC	6.7%	22.7%	5.2%	5.9%	12.8%
Others	60.4%	50.4%	57.6%	49.5%	52.4%

Source: Banistmo based on data by the Superintendency of Banks of Panama.

The following tables illustrate the market share of Banistmo and its main competitors, based on figures published by the Superintendency of Banks of Panama for the years ended in December 31, 2015 and 2014:

Total Loans

Market Share

Total Loans - Market Share (%)	2015	2014
Banistmo	10.7%	11.1%
Banco General	14.3%	14.2%
Global Bank	7.8%	7.6%
Banesco	4.3%	4.0%
BAC	5.2%	5.6%
Others	57.6%	57.7%

Source: Banistmo based on data by the Superintendency of Banks of Panama.

Saving Accounts

Market Share

Saving Account - Market Share (%)	2015	2014
Banistmo	13.8%	13.5%
Banco General	24.4%	23.4%
Global Bank	5.4%	5.4%
Banesco	14.5%	15.3%
BAC	3.1%	3.2%
Others	38.7%	39.1%

Source: Banistmo based on data by the Superintendency of Banks of Panama.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2015	2014
Banistmo	13.0%	13.4%
Banco General	22.8%	22.2%
Global Bank	3.9%	4.1%
Banesco	4.6%	3.9%
BAC	8.9%	8.1%
Others	46.9%	48.3%

Source: Banistmo based on data by the Superintendency of Banks of Panama.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2015	2014
Banistmo	11.1%	10.7%
Banco General	16.5%	16.4%
Global Bank	6.6%	7.0%
Banesco	4.4%	4.0%
BAC	6.1%	6.5%
Others	55.4%	55.3%

Source: Banistmo based on data by the Superintendency of Banks of Panama.

Banco Agromercantil de Guatemala, S.A. and its Competitors

In 2015, Banco Agromercantil maintained its position as the fourth-largest bank in Guatemala in terms of assets, loans, deposits and stockholders’ equity. The Guatemalan financial system has a total of 17 banks. The following table illustrates the market share for the main institutions of the financial system for the year ended in December 31, 2015:

MARKET SHARE

	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Industrial	28.1%	20.9%	27.1%	25.0%	29.0%
Banrural	20.1%	23.5%	21.4%	22.2%	26.4%
Banco G&T Continental	18.4%	15.4%	16.5%	18.3%	15.0%
Banco Agromercantil	8.6%	9.1%	10.6%	7.9%	7.4%
BAC-Reformador	6.8%	8.4%	8.1%	7.3%	1.4%
Bantrab	6.4%	6.6%	5.4%	6.9%	10.5%
Citibank	2.2%	4.5%	2.7%	2.3%	1.7%
Others*	9.4%	11.6%	8.2%	10.1%	8.6%

Source: SIB (Superintendencia de Bancos de Guatemala).

The following tables illustrate the market share of Banco Agromercantil and its main competitors, based on figures published by the Superintendency of Banks of Guatemala for the years ended in December 31, 2015 and 2014:

Total Loans
Market Share

Total Loans - Market Share (%)	2015	2014
Banco Industrial	27.1%	26.7%
Banrural	21.4%	21.1%
Banco G&T Continental	16.5%	16.4%
Banco Agromercantil	10.6%	10.7%
BAC-Reformador	8.1%	7.9%
Bantrab	5.4%	5.8%
Citibank	2.7%	3.0%
Others*	8.2%	8.4%

Source: SIB (Superintendencia de Bancos de Guatemala).

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2015	2014
Banco Industrial	31.2%	30.3%
Banrural	20.2%	22.0%
Banco G&T Continental	17.9%	17.7%
Banco Agromercantil	7.9%	7.9%
BAC-Reformador	10.0%	9.3%
Bantrab	1.3%	1.2%
Citibank	2.8%	3.8%
Others*	8.7%	7.8%

Source: SIB (Superintendencia de Bancos de Guatemala).

Time Deposits
Market Share

Time Deposits - Market Share (%)	2015	2014
Banco Industrial	19.9%	20.3%
Banrural	20.7%	18.1%
Banco G&T Continental	17.0%	19.3%
Banco Agromercantil	7.4%	8.3%
BAC-Reformador	6.0%	6.7%
Bantrab	13.2%	12.1%
Citibank	2.1%	1.2%
Others*	13.7%	14.0%

Source: SIB (Superintendencia de Bancos de Guatemala).

Saving Accounts
Market Share

Saving Account - Market Share (%)	2015	2014
Banco Industrial	24.6%	23.7%
Banrural	29.2%	29.8%
Banco G&T Continental	21.5%	20.9%
Banco Agromercantil	8.7%	9.2%
BAC-Reformador	5.3%	5.6%
Bantrab	3.8%	3.5%
Citibank	1.7%	2.0%
Others*	5.2%	5.3%

*      Others. Includes the followings banks: Internacional, Promerica, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito.

B.8.	SUPERVISION AND REGULATION

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, Congress has the power to prescribe the general legal framework within which the Government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank, the Ministry of Finance and Public Credit (the “Ministry of Finance”), the SFC, the Superintendency of Industry and Commerce (the “SIC”) and the Self-Regulatory Organization (Autoregulador del Mercado de Valores or “AMV”).

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

Superintendency of Finance

The SFC is the authority responsible for supervising and regulating financial institutions, including commercial banks such as the Bank, finance corporations, financing companies, financial services companies and insurance companies, which require prior authorization of the SFC before commencing operations. Regulations issued by the SFC must comply with decrees issued by the Ministry of Finance. The SFC has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The SFC can also conduct on-site inspections of Colombian financial institutions.

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

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003 and Law 1328 of 2009.

Decree 663 of 1993 defined the structure of the Colombian financial system and defines several forms of business entities, including: (i) credit institutions (establecimientos de crédito) (which are further categorized into banks, such as the Bank, finance corporations (corporaciones financieras), financing companies (compañias de financiamiento) and finance cooperatives (cooperativas financieras)); (ii) financial services entities (sociedades de servicios financieros); (iii) capitalization corporations (sociedades de capitalización); (iv) insurance companies (entidades aseguradoras); and (v) insurance intermediaries (intermediarios de seguros). Furthermore, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the SFC.

Law 510 of 1999 improved the solvency standards and stability of Colombia’s financial institutions by providing rules for their incorporation and regulating permitted investments of credit institutions, insurance companies and investment companies.

Law 546 of 1999 was enacted to regulate the system of long-term home loans.

Law 795 of 2003 broadened the scope of permitted activities for financial institutions, to update regulations with some of the then-latest principles of the Basel Committee and to increase the minimum capital requirements in order to incorporate a financial institution (for more information, see “Minimum Capital Requirements” below). Law 795 of 2003 also provided authority to the SFC to take preventive measures, consisting mainly of preventive interventions with respect to financial institutions whose capital falls below certain thresholds.

Law 1328 of 2009 provided a set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. This law also gives foreign banks more flexibility to operate in Colombia through “branches”. Following its adoption, credit institutions were allowed to operate leasing businesses and banks were allowed to extend loans to third parties so that borrowers could acquire control of other companies.

The SFC has authority to implement applicable regulations and, accordingly, issues from time to time administrative resolutions and circulars. By means of External Circular 029 of 2014, the SFC compiled the rules and regulations applicable to financial institutions and other entities under its supervision. Likewise, by means of External Circular 100 of 1995 (the “Basic Accounting Circular”), it compiled all regulations applicable to the accounting rules and regulations.

Financial institutions are subject to further rules if they engage in additional activities. Law 964 of 2005 (securities market law) regulates securities intermediation activities, which may be performed by banks, and securities offerings. External Resolution 8 of 2000 (foreign exchange regulations), and Resolution 4 (as hereinafter defined) issued by the board of directors of the Central Bank, defined the different activities that banks, including the Bank, may perform as currency exchange intermediaries, including lending in foreign currencies and investment in foreign securities.

Additionally, Decree 2555 of 2010 compiled regulations that were dispersed in separate decrees, including regulations regarding securities market activities, capital adequacy requirements, principles in the determination, diffusion and publicity of rates and prices of products and financial services, and lending activities.

Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes Depósitos a Término Fijo (“DTF”) rate, which is published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of April 18, 2016, the DTF was 6.49%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or Interés Bancario Corriente, calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2015, the banking interest rate for small business loans was 35.42% and for all other loans was 19.33%.

Capital adequacy requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. Some of the highlights of this regulation are as follows:

•	The technical capital is calculated as the sum of Ordinary Basic Capital (common equity Tier I), Additional Basic Capital (additional Tier I), and Additional Capital (Tier II capital).

•	Criteria for debt and equity instruments to be considered ordinary basic capital, additional basic capital, and additional capital were established. Additionally, the SFC must review whether a given instrument adequately complies with these criteria in order for an instrument to be considered Tier I or Tier II capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as basic or additional capital are not be considered Tier I or Tier II capital for purposes of capital adequacy requirements.

•	The total solvency ratio is set at a minimum of 9% of the financial institution’s total risk-weighted assets; however, each entity must comply with a minimum basic solvency ratio of 4.5%, which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets.

In 2014, the Ministry of Finance issued Decree 1648 of 2014 which establishes criteria for hybrid instruments to be considered additional basic capital (Additional Tier I).

As of December 31, 2015, the Bank’s technical capital ratio was 12.46%, exceeding the requirements of the Colombian government and the SFC by 346 basis points. As of December 31, 2014, the Bank’s technical capital ratio was 13.29%.

For more information, see “Item 5. Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy”

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. The minimum capital requirement for banks, including Bancolombia S.A., for 2015 is COP 79,835 million. Failure to meet such requirement can result in the taking of possession (toma de posesión) of the Bank by the SFC (see “Bankruptcy Considerations”).

Capital Investment Limit

For entities incorporated in Colombia, all investments in subsidiaries and other authorized capital investments, excluding those made in order to abide by legal requirements may not exceed 100% of the total aggregate capital, equity reserves and the equity re-adjustment account of the respective bank, financial corporation or commercial finance company excluding unadjusted fixed assets and including deductions for accumulated losses.

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

Foreign Currency Position Requirements

According to External Resolution 9 of 2013 issued by the board of directors of the Central Bank as amended or suppplemented (“Resolution 9”), a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), actual or contingent, including those that may be converted into Colombian legal currency.

Resolution 9 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in pesos of 20% of the bank’s technical capital. Currency exchange intermediaries such as the Bank are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its technical capital (with penalties being payable after the first business day).

Resolution 9 also defines the foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s technical capital. In accordance with Resolution 9, the three business days’ average must be calculated on a daily basis and the foreign currency position in cash can be negative as long as it does not exceed 20% of the bank’s technical capital.

Finally, Resolution 9 requires banks to comply with a gross position of leverage (posición bruta de apalancamiento) as it relates to its foreign currency position. Gross position of leverage is defined as (i) the value of term contracts denominated in foreign currency, plus (ii) the value of transactions denominated in foreign currency to be settled within two days in cash, plus (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. According to Resolution 9 the three business days’ average of the gross position of leverage cannot exceed 550% of the technical capital.

Reserve Requirements

Credit institutions are required to satisfy reserve requirements with respect to deposits and other cash demands which are held by the Central Bank in the form of cash deposits. According to Resolution 11 of 2008 issued by the board of directors of the Central Bank, as amended, the reserve requirements for Colombian banks are measured bi-weekly and the amount depends on the class of deposits.

Credit institutions must maintain reserves of 11% over private demand deposits, government demand deposits, other deposits and liabilities and savings deposits; of 4.5% over term deposits with maturities fewer than 540 days and 0% over term deposits with maturities equal to or more than 540 days.

Foreign Currency Loans

According to External Resolution 8 of 2000, residents of Colombia may obtain foreign currency loans from foreign residents, and from Colombian currency exchange intermediaries (such as the Bank) or by placing debt securities abroad. Foreign currency loans must be either disbursed through a foreign exchange intermediary or deposited in special purpose offshore accounts.

Colombian residents who borrow funds in foreign currency are generally required to post with the Central Bank non-interest bearing deposits for a specified term, although the size of the required deposit is currently zero. Such deposits would not be required in certain cases, including foreign currency loans aimed at financing Colombian investments abroad, or for short-term exportation loans, provided that these loans are disbursed against the funds of Banco de Comercio Exterior – Bancoldex.

External Resolution 8 of 2000 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries and in order to avoid deposits. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-Performing Loan Allowance

The SFC maintains rules on non-performing loan allowances for financial institutions. These rules apply for Bancolombia’s financial statements on a stand-alone basis for Colombian regulatory purposes. Non-performing loan allowances in the Consolidated Financial Statements are calculated according to IFRS.

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

Decree 2555 of 2010 also sets a maximum limit of 30% of the Bank’s technical capital for single-party risk, the calculation of which includes loans, leasing operations and equity and debt investments.

The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit certified by the SFC.

Ownership and Management Restrictions

The Bank is organized as a stock company (sociedad anónima). Its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commercial Code which requires stock companies (such as the Bank) to have a minimum of five shareholders at all times and provides that no single shareholder may own 95% or more of the Bank’s subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits the Bank’s subsidiaries from acquiring stock of the Bank.

Pursuant to Decree 663 of 1993, as amended, any transaction resulting in an individual or entity holding 10% or more of the outstanding shares of any Colombian financial institution, including, in the case of the Bank, transactions resulting in holding ADRs representing 10% or more of the shares of the Bank, is subject to the prior authorization of the SFC. For that purpose, the SFC must evaluate the proposed transaction based on the criteria and guidelines specified in Decree 663 of 1993. Transactions entered into without the prior approval of the SFC are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to Colombian and foreign investors.

Bankruptcy Considerations

Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. Additionally, the SFC also conducts periodic visits to financial institutions and may impose capital or solvency obligations on financial institutions without taking control.

The SFC may intervene in a bank’s business: (i) prior to the liquidation of the bank, in order to prevent the bank from entering into a state where the SFC would need to take possession by taking one of the following recovery measures (institutos de salvamento): (a) submitting the bank to a special supervision regime; (b) issuing a mandatory order to recapitalize the bank; (c) placing the bank under the management of another authorized financial institution, acting as trustee; (d) ordering the transfer of all or part of the assets, liabilities and contracts of the bank to another financial institution; (e) ordering the bank to merge with one or more financial institutions that consent to the merger; (f) ordering the adoption of a recovery plan by the bank pursuant to guidelines approved by the government; (g) ordering the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; or (h) ordering the progressive unwinding (desmonte progresivo) of the operations of the bank; or (ii) at any time, by taking possession of the bank to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the SFC.

The following grounds for a taking of possession are considered to be “automatic” in the sense that, if the SFC discovers their existence, the SFC must step in and take over the financial institution: (i) if the financial institution’s Technical Capital falls below 40% of the legal minimum; or (ii) upon the expiration of the term of any then-current recovery plans or the non-fulfillment of the goals set forth in such plans.

Additionally, and subject to the approval of the Ministry of Finance and the opinion of its advisory council (Consejo Asesor del Superintendente), the SFC may, at its discretion, initiate intervention procedures against a bank under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal to submit its files, accounts and supporting documentation for inspection by the SFC; (iv) refusal to be interrogated under oath regarding its business; (v) repeated failure to comply with orders and instructions from the SFC; (vi) repeated violations of applicable laws and regulations or of the bank’s by-laws; (vii) unauthorized or fraudulent management of the bank’s business; (viii) reduction of the bank’s net worth below 50% of its subscribed capital; (ix) existence of serious inconsistencies in the information provided to the SFC that, at its discretion, impedes the SFC to accurately understand the situation of the bank; (x) failure to comply with the minimum capital requirements set forth in Decree 663 of 1993; (xi) failure to comply with the recovery plans that were adopted by the bank; (xii) failure to comply with the order of exclusion of certain assets and liabilities to another institution designated by the SFC; and (xiii) failure to comply with the order of progressive unwinding (desmonte progresivo) of the operations of the bank.

Within two months (extendible for two additional months) from the date in which the SFC takes possession of a bank, the SFC must decide which measures to adopt. The decision is to be made with the purpose of permitting depositors, creditors and investors to obtain the full or partial payment of their credits and must be submitted to Fondo de Garantías de Instituciones Financieras’ (Fogafin) previous opinion.

 Upon the taking of possession of a bank, depending on the bank’s financial situation and the reasons that gave rise to such measure, the SFC may (but is not required to) order the bank to suspend payments to its creditors. The SFC has the power to determine that such suspension will affect all of the obligations of the bank, or only certain types of obligations or even obligations up to or in excess of a specified amount.

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

During the liquidation process bank deposits and certain other types of saving instruments will be excluded from the liquidation process and paid prior to any other liabilities. The remainder of resources will be distributed among creditors whose claims are recognized in accordance with the following rank: (i) the first class of claims includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of claims comprises the claims secured by a security interest on movable assets; (iii) the third class of claims includes the claims secured by real estate collateral, such as mortgages; (iv) the fourth class of claims contains some other claims of the tax authorities against the debtor that are not included in the first class of claims and claims of suppliers of raw materials and input to the debtor and (v) finally, the fifth class of claims includes all other credits without any priority or privilege, provided, however, that among credits of the fifth class, subordinated debt will be ranked junior to the external liabilities (pasivos externos) and senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to the full satisfaction of claims in the prior category.

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

Risk Management Systems

Commercial banks must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; and (v) money laundering and terrorism.

Commercial banks generally have several risk measurement methods, including the risk weighted assets measurement which is calculated according to weight percentages assigned to different types of assets, which may be 0%, 20%, 50% and 100%. There are some exceptions in which the weight percentage is higher and is calculated based on the associated risk perception of the evaluated asset. Provisions, which are calculated on a monthly basis, are another risk measurement method. For commercial and consumer loans, the SFC issues a provision reference model, according to which the probability of default depends on an assigned rating (AA, A, BB, B, CC and default). For mortgage loans and small business loans, provisions are calculated based on ratings (A, B, C, D and E) assigned depending on the time elapsed since the client’s default.

With respect to market risks, commercial banks must follow the provisions of the Basic Accounting Circular, which defines criteria and procedures for measuring a bank’s exposure to interest rate, foreign exchange, and market risks. Under such regulations, banks must submit to the SFC information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Colombian banks are required to calculate, for each position on the statement of financial position, a volatility rate and a parametric value at risk (“VaR”), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the SFC.

With respect to liquidity risk, each financial entity is required to have liquid assets greater than the contractual liquidity accumulative one-month-gap. This contractual gap includes the maturity of assets and liabilities of the current positions and does not include projections of future transactions. The loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation.

With respect to operational risk, commercial banks must assess, according to principles provided by the Basic Accounting Circular, each of their business lines (such as corporate finance, purchases and sales of securities, commercial banking, asset management, etc.) in order to record the risk events that may occur and result in fraud, technology problems, legal and reputational problems and problems associated with labor relations at the bank.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and External Circular 029 of 2014 issued by the SFC, as well as Law 599 of 2000, and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows all of FATF’s 40 recommendations and eight special recommendations. External Circular 029 of 2014 requires the implementation by financial institutions of a system of controls for money laundering and terrorism financing. These rules emphasize “know your customer” policies and knowledge of customers and markets, and other customer identification and monitoring processes.

Financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism financing. Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering, including the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Regulatory Framework for Subsidiaries that are Non-Participants in the Financial Sector

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

International regulations applicable to Bancolombia and its subsidiaries

FATCA

FATCA, which is U.S. federal tax legislation enacted in 2010, imposes a 30% withholding tax on ‘withholdable payments’ made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some cases, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, “U.S. accountholders”) to the IRS. FATCA also requires participating FFIs to withhold on “passthru payments” (which include both “withholdable payments” and certain non-U.S.-source payments) made to account holders who do not provide information to the FFIs to determine their U.S. accountholder’s status – “recalcitrant accountholders” – and to FFIs that do not sign an FFI Agreement with the IRS (such FFIs, “nonparticipating FFIs”). “Withholdable payments” generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. This withholding will take effect on a “phased” schedule, which started in July 2014 with respect to certain payments; however, withholding on non-U.S. source payments by non-U.S. financial institutions will start no earlier than 2019.

Some countries have entered into, and other countries are expected to enter into, IGAs with the United States to facilitate the type of information reporting required under FATCA. These agreements are expected to reduce such risk for financial institutions and investors in countries that have entered into IGAs. Among the countries where Bancolombia operates, Colombia, the Cayman Islands and Panama have signed an IGA Model 1. Peru has reached an agreement in substance with the IRS, and consented to be treated as having an IGA in effect. In addition, certain subsidiaries of Bancolombia located in other countries have transmitted directly to the IRS the information required pursuant to FATCA, since they have not entered into an IGA.

We continue with the process of implementing FATCA compliance on a group-wide level and adjusting our systems for FATCA reporting.

Financial Regulation in Panama

The banking business in Panama is regulated by the Law Decree 9 of 1998, subsequently amended by Law Decree 2 of 2008. In accordance with the Law Decree, as amended, the Superintendency of Banks of the Republic of Panama, as the banking supervisor, has the power to issue agreements and resolutions to regulate the banking system. These regulations are mainly focused on matters such as licensing of banks, corporate governance, banking supervision (consolidated and individual or sub-consolidated), capital requirements, capital adequacy, liquidity requirements, risk management (credit, market, liquidity, country, asset and liability, operational, information technology, electronic banking), external audit, on-site inspections, reporting, compliance, change of control, mergers and acquisitions, confidentiality, money laundering, voluntary wind up, administrative and operational control, reorganization, bankruptcy, penalties, customers protection and dispute resolution.

In order to implement Basel III capital standards, the Superintendency of Banks of the Republic of Panama issued in January 2015 an agreement on Capital Adequacy. This agreement sets forth the new composition of a banking institution’s capital base, as well as the new capital adequacy ratio, including tier 1 core capital ratio and tier 1 capital ratio, all consistent with Basel III standards. This agreement shall become effective in June 2016, and the new standards will be implemented, progressively, from that date until they are fully applicable in January 2019.

The Superintendency of Banks of the Republic of Panama is also in charge of the supervision and oversight of the trust business, regulated by Law 1 of 1984 and the Executive Decree 16 of 1984, which set forth aspects such as minimum requirements of trust agreements, characteristics of trusts, rights and responsibilities of grantors, trustees and beneficiaries, licensing of trustees, inspection and reporting of trustees, confidentiality and penalties.

In addition, securities market activities in Panama are subject to the supervision, control and oversight of the Superintendency of the Securities Market. These activities are primarily regulated by Law Decree 1 of 1999, as amended by several laws, which established important changes in order to strengthen the regulatory framework of the Panamanian securities market and increase investors’ confidence. Among the most important changes introduced by these recent amendments are the following:

1.	The establishment of a coordination and cooperation system between the financial supervisors. This system also enables a more comprehensive supervision of financial conglomerates operating in multiple areas of the financial industry.

2.	The establishment of the Superintendency of the Securities Market, as the supervising entity replacing the previous National Securities Commission.

3.	The authority given to the Superintendency of the Securities Market to carry the consolidated supervision, as home supervisor, of intermediaries having agencies abroad, and to enter into cooperation agreements with foreign supervisors to facilitate the consolidated supervision.

4.	The regulation of foreign currency exchange as a securities activity and the regulation of certain actors of the securities market, such as securities price suppliers, risk rating agencies and Administrative Service Suppliers of the securities market.

The principal aspects of the securities business covered by the Law-Decree as amended, and the agreements and resolutions issued by the Superintendency of the Securities Market of the Republic of Panama are (i) licensing requirements of securities brokers, investment advisors, fund administrators and self-regulated organizations, (ii) registration requirements of risk rating agencies, securities price suppliers, securities, public offerings, funds and administrative service suppliers of the securities market, (iii) authorization for requesting voting powers regarding registered securities, (iv) notification requirements of public offerings for the acquisition of registered shares, (v) options, futures contracts and derivatives, (vi) custody, clearing and settlement of securities, (vii) penalization procedures and penalties, (viii) voluntary wind up, reorganization and bankruptcy of securities brokers, self-regulated organizations, funds, and fund administrators, (ix) reporting of issuers of registered securities, securities brokers, investment advisors, funds, fund administrators, self-regulated organization and other registered entities, (x) on-site inspection of securities brokers, investment advisors, self-regulated organizations, funds, fund administrators, administrative service suppliers of the securities market, securities price suppliers and rating agencies, (xi) capital requirements, liquidity requirements, risk assessment, confidentiality, conflict of interest, suitability, compliance and money laundering of securities brokers and (xii) communication of events of importance by issuers of registered securities.

Financial Regulation in El Salvador

In 2011, Decree 592, entitled “Supervision and Regulation of the Financial System” (Ley de Supervisión y Regulación del Sistema Financiero) was enacted in order to fortify the State’s organization, adapting all supervision and regulatory institutions to the economic reality of the financial system. Decree 592 states that the Superintendency of the Financial System and the Central Reserve Bank of El Salvador are obligated to supervise all members of the financial system and to approve the necessary regulation for the Law’s adequate application of Decree 592.

Decree 592’s main objectives are to maintain stability in the Salvadorian financial system, to guarantee efficiency, transparency, security and solidity within the system, and to bring all its members in compliance with this law, and other applicable laws and regulations, all in accordance with best international practices.

The Superintendency of the Financial System is responsible for the supervision of the individual and consolidated activities of all the members in the system, as well as the people, operations and entities described in the law. Decree 592 establishes all the powers and duties of the Superintendency, some of which are: (i) to fulfill and enforce the regulations applicable to the entities subject to its supervision and issue all the necessary instructions for compliance of the laws applicable to the system; (ii) to authorize the establishment, function, operation, intervention, suspension, modification, revocation of authorizations and closure of all members of the system, in accordance with regulations. In the event of closure, the Superintendency will coordinate with the entities involved the actions established by the law; (iii) risk prevention through the monitoring and management of the members within the system with a view toward the prudential management of liquidity and capital adequacy; (iv) facilitation of an efficient, transparent and organized financial system; (v) to require that all supervised entities and institutions be managed in accordance with the best international practices of risk management and corporate governance; and (vi) all other legal requirements.

Banking Law of El Salvador

The Legislature of the Republic of El Salvador established the banking law through Decree 697 of 1999, which regulates the financial intermediation and other operations performed by banks.

Banks are required to establish a reserve requirement, set by the Superintendency of the Financial System in accordance with the deposits and obligations of such bank.

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2015 are:

Ordinary Reserve Requirements %
Checking accounts	25.0%
Saving accounts	20.0%
Time deposits	20.0%
Borrowings from foreign banks	5.0%
Long-term debt (1)	15.0% - 20.0%

(1) 15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year.

Monetary Integration Law of El Salvador

The Monetary Integration Law adopted the U.S. dollar as the legal currency, establishing a fixed exchange rate of 8.75 Colones per USD 1.00. The colón continues to have unrestricted legal circulation, but the Central Reserve Bank has been replacing it with the U.S. dollar at each time colón bills and coins are used in transactions.

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

Financial Transactions Tax

In 2014, the Legislature of El Salvador enacted the financial transactions tax law.

Pursuant to the financial transactions tax law, financial entities act as withholding agents for the tax on financial transactions and the liquidity control tax, each of which are calculated at the time the customer conducts financial transactions. The financial transactions tax is 0.25% on taxable transactions exceeding USD 1,000. The tax for the liquidity control is 0.25% on cash transactions of deposit, withdrawals and payments in excess of a monthly aggregate amount of USD 5,000.

The transactions subject to the financial transactions tax are: (i) payments for goods and services by check or debit card, (ii) payments by wire transfers, (iii) transfers to third parties by any means, and (iv) transactions between financial entities, based on any statement of its customers.

Investment Funds Law

The investment funds law aims to encourage economic activity by providing small investors with access to capital markets, diversification of their investments and channeling savings into productive sectors, in order to generate higher economic growth.

This Law sets forth the regulatory framework for the supervision of investment funds, their share of participation and companies that administer such funds and their operations; as well as other participants to which it refers. Additionally, it regulates the marketing of participation shares in foreign investment funds.

This Law also provides for the creation of investment fund managers who are responsible for performing all acts, contracts and operations necessary for the administration and operation of investment funds.

C.	ORGANIZATIONAL STRUCTURE

The following are the subsidiaries of Bancolombia:

The following is a list of subsidiaries of Bancolombia as of December 31, 2015:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly
Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing businesses	100.00%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust businesses	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Financial services	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
Compañía de Financiamiento Tuya S.A. (Discontinued operations)	Colombia	Financial services	99.99%
Renting Colombia S.A.	Colombia	Operating leasing	100.00%
Transportempo S.A.S.	Colombia	Transport services	100.00%
Valores Simesa S.A.	Colombia	Investments	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
BIBA Inmobiliaria S.A.S.	Colombia	Real estate broker	100.00%
Vivayco S.A.S. (in liquidation)	Colombia	Portfolio purchase	74.95%
FCP Fondo Colombia Inmobiliario S.A.	Colombia	Real estate broker	50.21%
PA Cartera LBC	Colombia	Loan management	100.00%
Prosicol S.A.S. (in liquidation)	Colombia	Pre-operating stage	68.57%
Fideicomiso "Lote Abelardo Castro".	Colombia	Mercantil trust	68.23%
Bancolombia Panama	Panama	Commercial bank	100.00%
Valores Bancolombia Panamá S.A.	Panama	Securities brokerage	100.00%
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100.00%
Suvalor Renta Variable Colombia S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective investment fund	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Investments	99.16%
Banistmo S.A.	Panama	Banking	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%
Financomer S.A.	Panama	Financial services	100.00%
Financiera Flash S.A.	Panama	Financial services	100.00%
Grupo Financomer S.A.	Panama	Financial services	100.00%
Seguros Banistmo S.A. (disposed in 2015)	Panama	Insurance company	100.00%
Securities Banistmo S.A.	Panama	Purchase and sale of securities	100.00%
Banistmo Asset Management Inc.	Panama	Purchase and sale of securities	100.00%
Banistmo Capital Markets Group Inc.	Panama	Purchase and sale of securities	100.00%
Van Dyke Overseas Corp.	Panama	Real estate broker	100.00%
Inmobiliaria Bickford S.A.	Panama	Real estate broker	100.00%
Williamsburg International Corp.	Panama	Real estate broker	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.36%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100.00%
Fondo de Inversión en Arrendamiento Operativo - Renting Perú	Peru	Operating leasing	100.00%
Capital Investments SAFI S.A.	Peru	Trust businesses	100.00%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust businesses	98.81%
Leasing Perú S.A.	Peru	Leasing	100.00%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%
Grupo Financiero Agromercantil Holding S.A.	Guatemala	Holding	60.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	60.00%
Mercomer Bank Ltd.	Guatemala	Banking	60.00%
Seguros Agromercantil S.A.	Guatemala	Insurance company	59.17%

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly
Financiera Agromercantil S.A.	Guatemala	Financial services	60.00%
Agrovalores S.A.	Guatemala	Securities brokerage	60.00%
Tarjeta Agromercantil S.A.	Guatemala	Credit card	60.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating leasing	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance company	60.00%
Asistencia y Ajustes S. A.	Guatemala	Services	60.00%
Serproba S.A.	Guatemala	Refurbishment and remodelling services	60.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	60.00%
Conserjeria, Mantenimiento y Mensajeria S.A.	Guatemala	Maintenance services	60.00%
Media Plus S.A.	Guatemala	Advertising and marketing	60.00%
New Alma Enterprises Ltd.	Bahamas	Investments	60.00%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Commercial bank	100.00%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%

D.	PREMISES AND EQUIPMENT

As of December 31, 2015, the Bank owned COP 3,242 billion in premises and equipment (including assets that are part of our operating leasing business). COP 1,534 billion correspond to land and buildings, of which approximately 96% are used for administrative offices and branches in 59 municipalities in Colombia, 25 municipalities in El Salvador, 9 municipalities in Guatemala and 4 municipalities in Panama. Likewise, COP 770 billion correspond to computer equipment, of which approximately 10% relate to the central computer and servers of the Bank and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment.

In addition to its own branches, the Bank occupies 944 rented offices.

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as Item 5, “Operating and Financial Review and Prospects”. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with IFRS technical framework as issued by the IASB and the related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRS-IC”) and by the Standing Interpretations Committee (SIC) related interpretations. The Bank has applied IFRS in its financial reporting with effect from January 1, 2014, the date of transition, in accordance with the transitional provisions set out in IFRS 1.

The consolidated selected statistical information for the year ended December 31, 2014 includes the selected statistical information of Bancolombia and its Subsidiaries, without reflecting any pro-forma calculation of the effect of the acquisition of the majority ownership of Grupo Agromercantil, while consolidated selected statistical information for the year ended December 31, 2015 corresponds to the Bank and its Subsidiaries, including all additional Subsidiaries acquired as a result of the 2015 acquisition of the additional shares of Grupo Agromercantil.

E.1.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances have been calculated as follows: for the year ended December 31, 2015, for each month, the actual month-end balances were established. The average balance for each period is the arithmetic average of the monthly balances. The Bank has calculated the average balances using quarterly book balances for the year ended December 31, 2014, as we believe such balances are representative of our operations and it would be too costly to produce average balances using monthly balances under IFRS.

In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2015 and 2014, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,
	2015			2014
	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate
	(in millions of COP, except percentages)

ASSETS
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	1,180,507	74,237	6.3%	909,396	105,614	11.6%
Foreign activities	1,594,096	20,752	1.3%	1,937,558	17,473	0.9%
Total	2,774,603	94,989	3.4%	2,846,954	123,087	4.3%
Investment securities (1)
Domestic activities	7,929,171	253,161	3.2%	8,627,917	322,438	3.7%
Foreign activities	3,684,896	113,608	3.1%	2,665,992	141,154	5.3%
Total	11,614,067	366,769	3.2%	11,293,909	463,592	4.1%
Loans and Financial Leases (2)
Domestic activities	79,835,468	8,739,998	10.9%	68,434,591	7,388,145	10.8%
Foreign activities	45,190,581	2,521,782	5.6%	31,028,592	1,704,084	5.5%
Total	125,026,049	11,261,780	9.0%	99,463,183	9,092,229	9.1%
Total interest-earning assets
Domestic activities	88,945,146	9,067,396	10.2%	77,971,904	7,816,197	10.0%
Foreign activities	50,469,573	2,656,142	5.3%	35,632,142	1,862,711	5.2%
Total	139,414,719	11,723,538	8.4%	113,604,046	9,678,908	8.5%

Total non-interest-earning assets
Domestic activities	10,050,646			10,149,131
Foreign activities (3)	15,383,212			11,674,133
Total Assets	25,433,858			21,823,264

Total interest and non-interest-earnings assets
Domestic activities	98,995,792	9,067,396		88,121,035	7,816,196
Foreign activities (3)	65,852,785	2,656,142		47,306,275	1,862,711
Total Assets	164,848,577	11,723,538		135,427,310	9,678,907

(1) Tax-exempt income derived from tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2) Includes performing loans only.

(3) The percentage of total average assets attributable to foreign activities was 39.9% and 34.9%, respectively, for the fiscal years ended December 31, 2015 and 2014.

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31,
	2015			2014
	Average Balance	Interest Paid	Average Yield / Rate (1)	Average Balance	Interest Paid	Average Yield / Rate (1)
	(in millions of COP, except percentages)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Domestic activities	11,034,571	17,778	0.2%	10,877,728	19,929	0.2%
Foreign activities	7,538,081	16,060	0.2%	5,587,845	2,800	0.1%
Total	18,572,652	33,838	0.2%	16,465,573	22,729	0.1%
Savings deposits
Domestic activities	30,937,835	528,806	1.7%	28,097,124	442,206	1.6%
Foreign activities	9,837,665	142,111	1.4%	6,904,204	103,498	1.5%
Total	40,775,500	670,917	1.6%	35,001,328	545,704	1.6%
Time deposits
Domestic activities	23,284,367	1,322,738	5.7%	21,273,104	1,061,542	5.0%
Foreign activities	18,944,955	443,488	2.3%	13,131,180	305,107	2.3%
Total	42,229,322	1,766,226	4.2%	34,404,284	1,366,649	4.0%
Funds purchased and securities sold under agreements to repurchase
Domestic activities	2,795,234	128,858	4.6%	1,332,438	96,847	7.3%
Foreign activities	450,720	3,327	0.7%	419,069	5,087	1.2%
Total	3,245,954	132,185	4.1%	1,751,507	101,934	5.8%
Borrowings from development and other domestic banks (2)
Domestic activities	4,603,982	130,156	2.8%	4,402,506	241,206	5.5%
Foreign activities	270,205	7,475	2.8%	71,804	7,472	10.4%
Total	4,874,187	137,631	2.8%	4,474,310	248,678	5.6%
Interbank borrowings(2) (3)
Domestic activities	-	-	0.0%	-	-	0.0%
Foreign activities	10,502,220	183,555	1.7%	7,679,133	135,635	1.8%
Total	10,502,220	183,555	1.7%	7,679,133	135,635	1.8%
Long-term debt
Domestic activities	5,907,501	495,168	8.4%	4,884,212	353,695	7.2%
Foreign activities	10,735,079	580,314	5.4%	7,947,893	442,133	5.6%
Total	16,642,580	1,075,482	6.5%	12,832,105	795,828	6.2%
Total interest-bearing liabilities
Domestic activities	78,563,490	2,623,504	3.3%	70,867,112	2,215,425	3.1%
Foreign activities	58,278,925	1,376,330	2.4%	41,741,128	1,001,732	2.4%
Total	136,842,415	3,999,834	2.9%	112,608,240	3,217,157	2.9%
Total non-interest bearing liabilities
Domestic activities	5,744,793			3,760,403
Foreign activities (4)	3,366,523			3,573,771
Total	9,111,316			7,334,174
Stockholders' equity
Domestic activities	15,512,136			14,756,128
Foreign activities (4)	3,344,666			252,887
Total	18,856,802			15,009,015

Total interest and non-interest bearing liabilities and stockholders’ equity
Domestic activities	99,820,419	2,623,504		89,383,643	2,215,425
Foreign activities (4)	64,990,114	1,376,330		45,567,786	1,001,732
Total Liabilities and Stockholders’ Equity	164,810,533	3,999,834		134,951,429	3,217,157

(1)	See “Item 4. Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liablilities and Stockholders’ Equity; Interest Rates and Interest Differential”.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	The percentage of total average liabilities attributable to foreign activities was 42.2% and 37.8%, respectively, for the fiscal years ended December 31, 2015 and 2014.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2015 compared to the fiscal year ended December 31, 2014. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2014-2015 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change
	(in millions of COP)
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	17,049	(48,426)	(31,377)
Foreign activities	(4,471)	7,750	3,279
Total	12,578	(40,676)	(28,098)
Investment securities (1)
Domestic activities	(22,309)	(46,968)	(69,277)
Foreign activities	31,414	(58,960)	(27,546)
Total	9,105	(105,928)	(96,823)
Loans and financial leases
Domestic activities	1,248,112	103,741	1,351,853
Foreign activities	790,285	27,413	817,698
Total	2,038,397	131,154	2,169,551
Total interest-earning assets
Domestic activities	1,242,852	8,347	1,251,199
Foreign activities	817,228	(23,797)	793,431
Total	2,060,080	(15,450)	2,044,630

Interest-bearing liabilities:
Checking deposits
Domestic activities	253	(2,404)	(2,151)
Foreign activities	4,155	9,105	13,260
Total	4,408	6,701	11,109
Savings deposits
Domestic activities	48,555	38,045	86,600
Foreign activities	42,376	(3,763)	38,613
Total	90,931	34,282	125,213
Time deposits
Domestic activities	114,256	146,940	261,196
Foreign activities	136,096	2,285	138,381
Total	250,352	149,225	399,577
Funds purchased and securities sold under agreements to repurchase
Domestic activities	67,434	(35,423)	32,011
Foreign activities	234	(1,994)	(1,760)
Total	67,668	(37,417)	30,251
Borrowings from development and other domestic banks
Domestic activities	5,696	(116,746)	(111,050)
Foreign activities	5,489	(5,486)	3
Total	11,185	(122,232)	(111,047)
Interbank borrowings
Domestic activities	-	-	-
Foreign activities	49,341	(1,421)	47,920
Total	49,341	(1,421)	47,920
Long-term debt
Domestic-activities	85,772	55,701	141,473
Foreign-activities	150,669	(12,488)	138,181
Total	236,441	43,213	279,654
Total interest-bearing liabilities
Domestic-activities	321,966	86,113	408,079
Foreign-activities	388,360	(13,762)	374,598
Total	710,326	72,351	782,677

(1) Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2015 and 2014, respectively.

	Interest-Earning Assets-Yield For the Fiscal Year Ended December 31,
	2015	2014
	(COP million, except percentages)
Total average interest-earning assets
Domestic activities	88,945,146	77,971,904
Foreign activities	50,469,573	35,632,142
Total	139,414,719	113,604,046
Net interest income (1)
Domestic activities	6,443,892	5,600,771
Foreign activities	1,279,812	860,979
Total	7,723,704	6,461,750
Average yield on interest-earning assets
Domestic activities	10.2%	10.0%
Foreign activities	5.3%	5.2%
Total	8.4%	8.5%
Net interest margin (2)
Domestic activities	7.2%	7.2%
Foreign activities	2.5%	2.4%
Total	5.5%	5.7%
Interest spread (3)
Domestic activities	6.9%	6.9%
Foreign activities	2.9%	2.8%
Total	5.5%	5.7%

(1)	Net interest income is loan interest income less interest accrued and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

The Bank acquires and holds investment securities, including fixed income debt and equity securities, for liquidity and other strategic purposes, or when it is required by law.

The International Financial Reporting Standard 9 (IFRS 9) requires investments to be classified as either amortized cost or fair value. The classification is based on: (a) the entity’s business model for managing the financial assets, and (b) the contractual cash flow characteristics of the financial asset. Accordingly, an investment is classified and measured as amortized cost if: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Indicators that the financial asset is impaired include historical performance data, particular characteristics of the borrower, fair value of collateral, the borrower’s debt to other entities, macroeconomic factors and financial information, a significant financial difficulty of the customers, or if they are likely to declare bankruptcy or financial restructuring, or if there is a breach of contract, such as a default or delinquency in interest or principal payments.

For purposes of measurement and recognition of the investments impairment in subsidiaries, affiliates, associates and joint ventures in the Individual Financial Statements, the controlled companies must meet the dispositions of the IAS 39.

The following table sets forth the book value of the Bank’s investments in Colombian government foreign governments and corporate securities and certain other financial investments as of the dates indicated (1):

	As of December 31,
	2015 (2)	2014 (2)
	(in millions of COP)
Foreing currency-denominated
Securities issued by foreign Governments (3)	4,443,307	1,789,280
Securities issued or secured by other financial entities	905,171	663,209
Securities issued or secured by Colombian Government	188,618	205,572
Securities issued or secured by the El Salvador Central Bank	43,913	23,638
Securities issued or secured by Government entities	9,997	7,830
Others (4)	531,044	148,017
Subtotal	6,122,050	2,837,546
Peso-denominated
Securities issued or secured by financial entities	838,769	876,180
Securities issued or secured by the Colombian Government	4,644,051	6,333,255
Securities issued or secured by Government entities	1,475,055	1,423,619
Others	33,218	32,337
Subtotal (5)	6,991,093	8,665,391
Total	13,113,143	11,502,937

(1)	For further information, see Note 5 “Financial assets investments and derivatives”.
(2)	Includes debt securities only. Net investments in equity securities were COP 1,164,681 million and COP 1,281,286 million for 2015 and 2014, respectively.
(3)	Due to the acquisition of Grupo Agromercantil in 2015, the Bank has increased significantly its position in securities issued by the Republic of Guatemala, Costa Rica and Panama, which reached COP 1,694,426 million as of December 31, 2015.
(4)	Includes debt securities in corporate bonds.
(5)	Tuya S.A. Compañía de Financiamiento as a discontinued operation, had as of December 31, 2015 debt securities amounting to COP 30,271, which were classified in “Securities issued or secured by Government entities” item. For further information see Note 31 “Discontinued Operations”.

As of December 31, 2015 and 2014 Bancolombia held securities issued by foreign governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value - (in millions of COP)	Investment Amount–Book Value (thousands of U.S. dollars)

2015	Republic of Guatemala	1,670,390	530,372
	Republic of Panama	923,470	293,214
	U.S. Treasury	523,707	166,284
	United Mexican States	479,304	152,186
	Republic of Costa Rica	123,196	39,117
	Republic of El Salvador	688,522	218,615
	Republic of Brazil	34,718	11,023
2014	Republic of Panama	811,489	339,186
	U.S. Treasury	203,223	84,943
	United Mexican States	449,018	187,680
	Republic of Costa Rica	74,968	31,335
	Republic of El Salvador	184,053	76,930
	Republic of Brazil	57,292	23,947
	Republic of Chile	9,237	3,861

As of December 31, 2015, the peso-denominated debt securities portfolio amounted to COP 6,991 billion, reflecting a 19% decrease compared to December 31, 2014. The decrease resulted mainly from a reduction in holdings of Securities issued or secured by the Colombian Government and financial entities. Peso-denominated debt securities issued by the Colombian Government represented 66% of the peso-denominated debt securities portfolio as of December 31, 2015.

On the other hand, as of December 31, 2015, Bancolombia’s held securities issued by foreign governments amounted to COP 4,443 billion, increasing in 148% compared to December 31, 2014. This variation is primarily explained by the acquisition of Grupo Agromercantil.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2015:

	As of December 31, 2015
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 Years		Maturity more than 10 years		Total
	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)
	(in millions of COP, except yields)
Securities issued or secured by: Foreign currency.-denominated (2):
Foreign Governments	1,312,280	3.15%	1,589,018	2.33%	1,214,720	2.20%	327,289	0.17%	4,443,307	2.38%
Other financial entities	260,004	1.70%	344,814	2.60%	37,861	4.68%	262,492	-	905,171	1.67%
Colombian Government	5,647	6.69%	148,215	1.76%	24,772	4.52%	9,984	5.91%	188,618	2.49%
El Salvador Central Bank	43,913	2.65%	-	-	-	-	-	-	43,913	2.65%
Other Government entities	-	-	9,997	3.37%	-	-	-	-	9,997	3.37%
Others	16,365	2.56%	96,688	3.94%	376,707	6.35%	41,284	6.36%	531,044	5.80%
Subtotal	1,638,209	2.91%	2,188,732	2.41%	1,654,060	3.24%	641,049	0.59%	6,122,050	2.58%

Securities issued or secured by Peso-denominated (2)
Other financial entities	124,787	3.33%	154,029	6.25%	340,977	9.55%	132,852	11.26%	752,645	8.14%
Colombian Government.	1,411,213	5.50%	1,540,904	6.69%	99,532	7.37%	384,116	7.55%	3,435,765	6.31%
Other Government entities	1,392,894	1.40%	4,744	7.15%	77,417	7.70%	-	-	1,475,055	1.75%
Others	1,988	5.59%	22,251	6.56%	8,979	6.84%	-	-	33,218	6.58%
Subtotal	2,930,882	3.46%	1,721,928	6.65%	526,905	8.82%	516,968	8.50%	5,696,683	5.37%

Securities issued or secured by UVR-denominated (2)
Other financial entities	-	-	20,046	2.01%	66,078	8.92%	-	-	86,124	7.31%
Colombian Government	15,065	0.01%	1,075,627	1.66%	117,400	2.79%	194	4.21%	1,208,286	1.75%
Subtotal	15,065	0.01%	1,095,673	1.67%	183,478	5.00%	194	4.21%	1,294,410	2.12%

Total (COP)	4,584,156		5,006,333		2,364,443		1,158,211		13,113,143

(1)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2015.

(2)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

As of December 31, 2015 and 2014, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank‘s stockholder‘ equity:

		As of December 31,
		2015		2014
	Issuer	Book Value	Fair value	Book Value	Fair value
	(in millions of COP)
Securities issued or secured by:
Colombian Government	Ministry of Finance	4,691,618	4,691,602	6,437,069	6,433,455
Total		4,691,618	4,691,602	6,437,069	6,433,455

E.3.	LOAN PORTFOLIO

Types of loans

The following table shows the Bank’s loan portfolio classified into corporate, retail (including small and medium enterprise loans), financial leases and mortgage loans:

	As of December 31,
	2015	2014
	(in millions of COP)
Domestic
Corporate
Trade financing	3,380,106	2,896,799
Loans funded by development banks	1,306,888	703,152
Working capital loans	42,632,934	36,157,009
Credit cards	54,694	47,197
Overdrafts	126,888	67,060
Total corporate	47,501,510	39,871,217

Retail (1)
Credit cards	3,629,539	4,831,945
Personal loans	7,104,076	6,568,264
Vehicle loans	2,517,925	2,477,992
Overdrafts	203,439	210,283
Loans funded by development banks	884,490	783,610
Trade financing	372,339	424,596
Working capital loans	13,078,764	11,909,314
Total retail	27,790,572	27,206,004
Financial Leases	19,898,665	17,197,752
Mortgage	8,712,892	7,353,372
Total loans and leases	103,903,639	91,628,345
Allowance for loan losses	(4,312,564)	(4,028,866)
Total domestic loans, net	99,591,075	87,599,479

Foreign
Corporate
Trade financing	15,192,611	6,248,364
Loans funded by development banks	12,576	6,162
Working capital loans	8,793,603	6,188,503
Credit cards	25,748	9,978
Overdrafts	6,661	7,140
Total corporate	24,031,199	12,460,147

Retail (1)
Credit cards	1,429,351	746,691
Personal loans	6,106,241	4,134,873
Vehicle loans	637,047	373,478
Overdrafts	74,492	53,213
Loans funded by development banks	66,149	41,242
Trade financing	242,403	128,668
Working capital loans	71,316	45,246
Total retail	8,626,999	5,523,411
Financial Leases	652,911	367,477
Mortgage	8,405,891	5,194,273
Total loans and leases	41,717,000	23,545,308
Allowance for loan losses	(936,191)	(760,391)
Total foreign loans, net	40,780,809	22,784,917

Total Foreign and Domestic Loans	140,371,884	110,384,396

(1) Includes loans to high-income individuals and small companies.

The Bank classifies its loan portfolio into the following categories: (i) corporate loans; (ii) retail and small and medium enterprises loans; (iii) financial leases; and (iv) mortgage loans.

As of December 31, 2015, the Bank’s total loan portfolio amounted to COP 145,621 billion, up 26.44% as compared to COP 115,174 billion in 2014. Loan volume performance during 2015 is explained by demand from individuals and corporations, the depreciation of the Colombian Peso and by the acquisition of Grupo Agromercantil Holding S.A. on December 30, 2015. For further discussion of some of these trends please see Item 5. "Operating and Financial Review and Prospects D. Trend information".

As of December 31, 2015, corporate loans amounted to COP 71,533 billion, or 49.12% of loans, and increased 36.69% from COP 52,331 billion at December 31, 2014. In 2015, corporations demanded loans for expanding production facilities and for working capital purposes. This demand caused the stock of loans to increase in the Bank’s books.

Retail loans totaled COP 36,418 billion, or 25.01% of total loans, of which COP 13,210 billion were consumer loans (9.07% of total loans). Retail loans increased 11.27% from COP 32,729 at December 31, 2014. In 2015, individuals demanded credit card loans and leases, to finance vehicles and for personal purposes.

Financial leases totaled COP 20,552 billion as of December 31, 2015, up 17.01% from COP 17,565 billion as of December 31, 2014.

Mortgage lending activity was dynamic during 2015, driven mainly by the Colombian Government‘s housing subsidy program implemented in April 2009 as well as by lower long-term interest rates in Colombia. Mortgage loans totaled 17,119 and increased 36.43% over the year.

On December 30, 2015, Bancolombia acquired an additional 20% interest in Grupo Agromercantil, for a total stake of 60%. The loan portfolio acquired in the business combination of Grupo Agromercantil amounted to COP 8,162 billion, corresponding to 5.60% of the Bank’s total loans and advances to customers. Additionally, as of December 31, 2015, Tuya S.A. Compañía de Financiamiento is considered a discontinued operation. Therefore, its loan portfolio is classified as assets held for sale in the Consolidated Statement of Financial Position. The net balance of loans of this company amounted to COP 1,480 billion as of December 31, 2015 and corresponds to retail loans.

Borrowing Relationships

As of December 31, 2015, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented approximately 14.04% of the loan portfolio of the Bank and no single exposure represented more than 3% of the loan book. In addition, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2015:

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	(in millions of COP)
Domestic loans and financial leases
Corporate
Trade financing	3,376,837	3,269	-	3,380,106
Loans funded by development banks	17,883	258,545	1,030,460	1,306,888
Working capital loans	16,042,082	7,473,832	19,117,020	42,632,934
Credit cards	2,961	21,406	30,327	54,694
Overdrafts	126,888	-	-	126,888
Total corporate	19,566,651	7,757,052	20,177,807	47,501,510

Retail
Credit cards	192,016	2,337,329	1,100,194	3,629,539
Personal loans	337,896	5,592,727	1,173,453	7,104,076
Vehicle loans	68,485	1,818,670	630,770	2,517,925
Overdrafts	203,439	-	-	203,439
Loans funded by development banks	54,236	443,116	387,138	884,490
Trade financing	372,339	-	-	372,339
Working capital loans	3,196,224	7,558,497	2,324,043	13,078,764
Total retail	4,424,635	17,750,339	5,615,598	27,790,572
Financial leases	2.287,297	5,518,087	12,093,281	19,898,665
Mortgage	25,689	305,785	8,381,418	8,712,892
Total domestic loans and financial leases	26,304,272	31,331,263	46,268,104	103,903,639

Foreign loans and financial leases:
Corporate
Trade financing	3,878,159	6,683,832	4,630,620	15,192,611
Loans funded by development banks	21	2,198	10,357	12,576
Working capital loans	4,867,617	2,991,747	934,239	8,793,603
Credit cards	8	24,720	1,020	25,748
Overdrafts	6,661	-	-	6,661
Total corporate	8,752,466	9,702,497	5,576,236	24,031,199

Retail
Credit cards	10,613	1,391,794	26,944	1,429,351
Personal loans	284,324	3,614,203	2,207,714	6,106,241
Vehicle loans	7,425	301,546	328,076	637,047
Overdrafts	73,100	1,392	-	74,492
Loans funded by development banks	120	7,888	58,141	66,149
Trade financing	56,168	70,121	116,114	242,403
Working capital loans	42,812	20,771	7,733	71,316
Total retail	474,562	5,407,715	2,744,722	8,626,999
Financial leases	38,274	493,467	121,170	652,911
Mortgage	18,410	145,915	8,241,566	8,405,891
Total foreign loans and financial leases	9,283,712	15,749,594	16,683,694	41,717,000
Total loans	35,587,984	47,080,857	62,951,798	145,620,639

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Currently 56.77% of the Bank’s loan portfolio has a maturity of five years or less as of December 31, 2015.

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less:

As of December 31, 2015
(in millions of COP)
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	56,646,538
Foreign-denominated	20,014,590
Total	76,661,128
Fixed Rate
Domestic-denominated	20,952,829
Foreign-denominated	12,418,698
Total	33,371,527
Loans with term of less than 1 year:
Domestic-denominated	26,304,272
Foreign-denominated	9,283,712
Total	35,587,984

Total loans	145,620,639

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
	2015	%	2014	%
	(in millions of COP, except percentages)
Domestic
Agricultural	4,330,757	4.2%	4,030,994	4.4%
Mining products and oil	1,791,910	1.7%	2,559,701	2.8%
Food, beverage and tobacco	5,141,738	5.0%	4,148,724	4.5%
Chemical production	2,871,547	2.8%	3,028,095	3.3%
Other industrial and manufacturing products	5,657,242	5.4%	5,492,444	6.0%
Government	3,131,339	3.0%	2,030,749	2.2%
Construction	14,577,061	14.0%	11,515,240	12.6%
Trade and tourism	14,934,712	14.4%	13,380,359	14.6%
Transportation and communications	8,189,789	7.9%	5,200,661	5.7%
Public services	4,881,297	4.7%	4,832,527	5.3%
Consumer services	22,439,817	21.6%	21,109,019	23.0%
Commercial services	15,956,430	15.3%	14,299,832	15.6%

Total domestic loans	103,903,639	100.0%	91,628,345	100.0%

Foreign
Agricultural	1,942,147	4.7%	752,267	3.2%
Mining products and oil	355,825	0.9%	501,236	2.1%
Food, beverage and tobacco	330,038	0.8%	323,446	1.4%
Chemical production	331,651	0.8%	109,137	0.5%
Other industrial and manufacturing products	4,751,983	11.4%	2,466,135	10.5%
Government	668,463	1.6%	309,947	1.3%
Construction	5,424,291	13.0%	3,609,264	15.3%
Trade and tourism.	5,833,248	14.0%	3,362,533	14.3%
Transportation and communications	1,588,048	3.8%	716,974	3.1%

	As of December 31,
	2015	%	2014	%
	(in millions of COP, except percentages)
Public services	4,807,362	11.5%	2,757,506	11.7%
Consumer services	12,634,026	30.2%	8,580,530	36.4%
Commercial services	3,049,918	7.3%	56,333	0.2%
Total foreign loans	41,717,000	100.0%	23,545,308	100.0%

Total Foreign and Domestic Loans	145,620,639	100.0%	115,173,653	100.0%

Credit Categories

For the purpose of credit risk evaluation, loans and financial lease contracts are classified in accordance with the regulations of the SFC as follows:

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

The following table shows the Bank’s loan portfolio by type of loan for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2015	2014
	(in millions of COP)
Commercial Loans	85,892,752	65,473,755
Consumer Loans	21,170,615	18,927,154
Small Business Loans	886,913	659,870
Financial Leases	20,551,576	17,565,229
Mortgage Loans	17,118,783	12,547,645
Total Loans and Financial Leases	145,620,639	115,173,653
Allowance for Loans and Financial Lease Losses	(5,248,755)	(4,789,257)
Total Loans and Financial Leases, Net	140,371,884	110,384,396

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

Category E or “unrecoverable”: Loans and financial leases in this category are deemed uncollectible.

For further details about these risk categories see risk management appendix to the Consolidated Financial Statements.

	As of December 31,
	2015	%	2014	%
	(in millions of COP, except percentages)
“A” Normal Risk	131,999,143	90.6%	105,475,511	91.6%
“B” Acceptable Risk	7,682,616	5.3%	4,978,602	4.3%
“C” Appreciable Risk	2,438,541	1.7%	1,865,897	1.6%
“D” Significant Risk	1,821,582	1.3%	1,504,125	1.3%
“E” Unrecoverable Risk	1,678,757	1.1%	1,349,518	1.2%
Total loans and financial leases	145,620,639	100%	115,173,653	100%
Loans classified as “C”, “D” and “E” as a percentage of total loans	4.08%		4.10%

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2015	%	2014	%
	(in millions of COP, except percentages)
Domestic
Corporate
Trade financing	24,733	0.7%	464	0.0%
Loans funded by development banks	3,567	0.1%	4,264	0.2%
Working capital loans	613,922	17.0%	461,505	16.9%
Credit cards	1,167	0.0%	1,795	0.1%
Overdrafts	1,339	0.0%	3,509	0.1%
Total corporate	644,728	17.8%	471,537	17.3%

Retail
Credit cards	231,865	6.4%	343,521	12.6%
Personal loans	265,802	7.4%	239,261	8.7%
Vehicle loans	133,846	3.7%	144,213	5.3%
Overdrafts	24,994	0.7%	29,418	1.1%
Loans funded by development banks	30,119	0.8%	40,132	1.5%
Trade financing	1,759	0.1%	1,198	0.0%
Working capital loans	755,713	21.0%	702,065	25.6%
Total retail	1,444,098	40.1%	1,499,808	54.8%
Financial Leases	936,382	26.0%	259,048	9.4%
Mortgage	582,010	16.1%	507,588	18.5%
Total domestic past due loans	3,607,218	100.0%	2,737,981	100.0%

Foreign
Corporate
Trade financing	301,674	22.7%	97,646	12.6%
Loans funded by development banks	291	0.0%	-	0.0%
Working capital loans	99,330	7.5%	75,205	9.7%
Credit cards	1,316	0.1%	170	0.0%
Overdrafts	149	0.0%	36	0.0%
Total Corporate	402,760	30.3%	173,057	22.3%

Retail
Credit cards	79,573	6.0%	37,427	4.9%
Personal loans	277,596	20.9%	203,487	26.4%
Vehicle loans	41,015	3.1%	22,638	2.9%
Overdrafts	2,755	0.2%	1,773	0.2%
Loans funded by development banks	2,792	0.2%	1,249	0.2%
Trade financing	11,639	0.9%	7,184	0.9%
Working capital loans	4,912	0.4%	4,132	0.5%
Total retail	420,282	31.7%	277,890	36.0%
Financial Leases	23,381	1.8%	9,892	1.4%
Mortgage	480,469	36.2%	311,389	40.3%
Total foreign past due loans	1,326,892	100.0%	772,228	100.0%

Total Foreign and Domestic past due loans	4,934,110	100.0%	3,510,209	100.0%

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

With respect to monitoring outstanding loans, the Bank has implemented regional committees and a central qualification process to undertake a bi-annual evaluation of the loan portfolio. When monitoring outstanding loans, the Bank examines current financial statements including cash flow and financial indicators, industry analysis and historical payment behavior.

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

ALLOWANCE FOR LOANS AND LOSSES

The Bank records an allowance for loans and financial lease losses in accordance with IFRS as issued by the IASB. For further details regarding the regulation and methodologies for the calculation of such allowances please see Note 2 to the Consolidated Financial Statements.

The following table sets forth the changes in the allowance for loan and financial lease losses:

	Year Ended December 31,
	2015	2014
	(in millions of COP)

Balance at beginning of period	4,789,257	4,473,562
Domestic	4,028,866	3,766,387
Foreign	760,391	707,175
Domestic Discontinued Operations (1)	(282,098)	-
Provisions for loan losses, net	1,884,859	1,308,825
Domestic	1,642,914	1,236,594
Foreign	241,945	72,231
Charge-offs	(1,422,055)	(1,178,748)
Domestic	(1,134,928)	(974,115)
Foreign	(287,127)	(204,633)
Effect of difference in exchange rate	278,792	185,618
Foreign	278,792	185,618
Balance at end of year	5,248,755	4,789,257
Domestic	4,254,754	4,028,866
Foreign	994,001	760,391

As of December 31, 2015, Tuya S.A. Compañía de Financiamiento is considered as a discontinued operation (See Note 31).

Recoveries of charged-off loans are recorded in the consolidated statement of income and are not included in provisions for loan losses. (See “Recovery of charged-off loans” in the Consolidated Statement of Income).

The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the SFC:

	As of December 31,
	2015	2014
	(in millions of COP)
Commercial loans	2,694,965	2,360,488
Consumer loans	1,321,281	1,479,460
Small business loans	80,586	76,560
Financial leases	579,151	415,766
Mortgage	572,772	456,983
Total allowance for loan losses	5,248,755	4,789,257

The following table sets forth the allocation of the Bank’s allowance for domestic and foreign loans and financial lease losses by type of loan:

	As of December 31,
	2015	%	2014	%
	(in millions of COP, except percentages)
Domestic
Corporate
Trade financing	35,387	0.8%	14,759	0.4%
Loans funded by development banks	23,552	0.5%	5,772	0.1%
Working capital loans	1,183,378	27.4%	1,006,493	25.0%
Credit cards	2,218	0.1%	1,995	0.1%
Overdrafts	3,318	0.1%	5,759	0.1%
Total corporate	1,247,853	28.9%	1,034,778	25.7%
Retail
Credit cards	343,057	8.0%	589,702	14.6%
Personal loans	441,225	10.2%	422,649	10.5%
Vehicle loans	180,408	4.2%	224,481	5.6%
Overdrafts	27,668	0.6%	36,345	0.9%
Loans funded by development banks	38,274	0.9%	39,235	1.0%
Trade financing	13,531	0.3%	12,972	0.3%
Working capital loans	1,084,698	25.2%	969,557	24.1%
Total retail	2,128,861	49.4%	2,294,941	57.0%
Financial leases	553,317	12.8%	388,115	9.6%
Mortgage	382,533	8.9%	311,032	7.7%
Total domestic allowance for loan losses	4,312,564	100.0%	4,028,866	100.0%
Foreign
Corporate
Trade financing	82,777	8.8%	83,306	10.9%
Loans funded by development banks	568	0.1%	175	0.0%
Working capital loans	256,244	27.4%	227,915	30.0%
Credit cards	838	0.1%	361	0.1%
Overdrafts	656	0.1%	548	0.1%
Total corporate	341,083	36.5%	312,305	41.1%
Retail
Credit cards	66,582	7.1%	42,433	5.6%
Personal loans	277,094	29.6%	221,627	29.2%
Vehicle loans	14,076	1.5%	12,533	1.7%
Overdrafts	10,780	1.1%	8,237	1.1%
Loans funded by development banks	2,731	0.3%	1,514	0.2%
Trade financing	3,450	0.4%	2,728	0.4%
Working capital loans	5,305	0.6%	4,867	0.6%
Total retail	380,018	40.6%	293,939	38.8%
Financial leases	24,848	2.6%	8,217	1.0%
Mortgage	190,242	20.3%	145,930	19.1%
Total foreign allowance for loan losses	936,191	100.0%	760,391	100.0%

Total Foreign and Domestic allowance for loan losses	5,248,755	100.0%	4,789,257	100.0%

As of December 31, 2015, allowances for loans and financial lease losses amounted to COP 5,249 billion (3.60% of total loans), up 9.61% as compared to COP 4,789 billion (4.16% of total loans) at the end of 2014.

Coverage, measured by the ratio of allowances for loan losses to past-due loans (overdue 30 or more days), was 115% at the end of 2015 and down from 127% at the end of 2014. The decrease in the coverage ratio is explained by the rate of formation of PDLs during the year, which was faster than the pace of increase in allowances in the statement of financial position.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs of domestic and foreign loans by type of loan as of December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in millions of COP)
Domestic
Trade financing	1,220	12,452
Loans funded by development banks	23,852	10,078
Working capital loans	457,097	279,701
Credit cards	145,350	325,475
Personal loans	209,211	197,973
Vehicle loans	81,140	79,527
Overdrafts	13,947	10,276
Mortgage and other	167,718	13,818
Financial leases	35,393	44,815
Total domestic charge-offs	1,134,928	974,115
Foreign
Trade financing	-	72
Loans funded by development banks	-	-
Working capital loans	28,317	33,170
Credit cards	37,938	40,640
Personal loans	198,283	113,685
Vehicle loans	9,968	5,211
Overdrafts	726	3,743
Mortgage and other	11,761	8,112
Financial leases	134	-
Total foreign charge-offs	287,127	204,633
Total Foreign and Domestic charge-offs	1,422,055	1,178,748

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2015 and 2014, was as follows:

	Year ended December 31,
	2015	2014
Ratio of charge-offs to average outstanding loans	1.14%	1.19%

The Bank charges off loans that are classified as “unrecoverable” once they become overdue as follows: (i) after 180 days for consumer and small business loans; (ii) after 360 days for commercial loans; and (iii) after 1,620 days for mortgage loans.

All charge-offs must be approved by the Board of Directors. Even if a loan is charged off, management remains responsible for decisions in respect of the loan, and neither the Bank nor its Subsidiaries in Colombia are released from their obligations to pursue recovery as appropriate.

The recovery of charged-off loans is accounted for as income in the consolidated statement of income on a cash receipts basis.

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

As of December 31, 2015, performing loans included on the watch list amounted to COP 5.9 billion. The increase from COP 3.7 billion at December 31, 2014, was driven by some loans to customers in the hydrocarbons sector and importers impacted by the devaluation of the peso with respect to the dollar, that were catalogued in all levels risk at December 31, 2015.

Watch List 2015				Watch List 2014
Level	Amount (COP million)%		Allowance (COP million)	Level	Amount (COP million)%		Allowance (COP million)
Level 1 - Low Risk	2,680,111	3%	69,044	Level 1 - Low Risk	2,106,438	4%	74,166
Level 2 - Medium Risk	1,320,431	7%	90,270	Level 2 - Medium Risk	664,811	13%	83,581
Level 3 - High Risk	1,951,644	36%	695,291	Level 3 - High Risk	1,016,480	29%	293,903
Total	5,952,186	14%	854,605	Total	3,787,729	12%	451,650

IMPAIRED LOANS

A credit is considered an impaired loan when there is an objective evidence of impairment that has an effect on the cash flow of the loan; additionally, this category includes loans that had been restructured because of the financial difficulties of the debtor, and for that reason, the Bank must grant a concession to the debtor, that it would not otherwise consider ("trouble debt restructuring loans" or TDRs). Under IFRS, all credits are accounted for on an accrual basis, although they are classified as “impaired loans”.

The following table presents the recorded investment for impaired loans:

	As of December 31,
	2015			2014
	(In millions of COP)
	Domestic	Foreign	Total	Domestic	Foreign	Total
Commercial
Corporate	1,468,122	401,920	1,870,042	1,245,373	185,292	1,430,665
SME	1,114,816	128,125	1,242,941	997,605	75,695	1,073,300
Others	661,481	187,413	848,894	677,435	100,199	777,634
Total Commercial	3,244,419	717,458	3,961,877	2,920,413	361,186	3,281,599

Consumer
Credit card	554,725	392,490	947,215	168,562	206,879	375,441
Vehicle loans	201,456	9,886	211,342	160,021	67,019	227,040
Payroll loan	118,015	24,002	142,017	100,626	130,885	231,511
Others	223,080	138,428	361,508	196,045	111,766	307,811
Total Consumer	1,097,276	564,806	1,662,082	625,254	516,549	1,141,803

Residential Mortgage
Vis (1)	136,628	305	136,933	130,188	342	130,530
No Vis	291,128	571,248	862,376	239,177	357,879	597,056
Total residential mortgage	427,756	571,553	999,309	369,365	358,221	727,586

Small Business Loans	58,875	1,365	60,240	52,660	57,581	110,241

Financial leases	865,412	12,547	877,959	289,926	2,629	292,555

TOTAL	5,693,738	1,867,729	7,561,467	4,257,618	1,296,166	5,553,784

(1)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia ( as of December 31, 2015 COP 87).

The following table shows the TDRs classified into foreign and domestic loans, the gross interest income that would have been recorded in the period ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that were included in net income for the period:

	2015			2014
	(in millions of COP)
	Domestic	Foreign	Total	Domestic	Foreign	Total

Interest income recognized in net income for the period.	471,226	116,355	587,581	413,194	88,851	502,045

The gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period.	472,862	117,148	590,010	413,128	90,106	503,235

CROSS-BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2015 and 2014, total cross-border outstanding loans and investments amounted to approximately USD 16,082 million, and USD 11,878 million, respectively. As of December 31, 2015, total outstanding loans to borrowers in foreign countries amounted to USD 14,268 million, and total investments were USD 1,814 million. As of December 31, 2015, total cross-border outstanding loans and investments represented 26.25% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets at December 31, 2015 and 2014.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments at December 31, 2015 and 2014

	As of December 31,
	2015		2014
	(thousands of U.S. dollars)
Governments and official institutions
Guatemala	USD	529,834	USD	40,000
Panama		373,540		447,939
El Salvador		233,096		86,811
United States		166,284		84,943
Mexico		152,186		187,680
Costa Rica		39,117		32,598
Brazil		11,023		23,947
Chile		-		3,861

Banks and other financial institutions
Panama	USD	216,788	USD	172,248
El Salvador		43,766		41,555
Venezuela		30,164		27,179
Costa Rica		30,119		26,653
Guatemala		26,786		2,620
Chile		14,951		15,478
Peru		13,281		17,227
United States		10,002		-
Brazil		7,705		27,537
Mexico		3,041		6,043
Honduras		751		-

	As of December 31,
	2015		2014
	(thousands of U.S. dollars)

Commercial and industrial loans
Panama	USD	6,208,185	USD	5,518,750
Guatemala		2,941,396		353,280
El Salvador		563,534		1,154,395
Peru		420,341		490,910
United States		260,041		266,004
Costa Rica		249,819		223,115
Puerto Rico		100,474		101,012
Dominican Republic		100,035		5,008
Honduras		87,036		11,283
Ecuador		56,545		4,039
Chile		41,192		30,314
American Virgin Islands		27,835		46,186
British Virgin Islands		15,234		32,523
Brazil		13,002		13,063
Uruguay		10,768		69,512
Nicaragua		8,917		12,869
Guyana		4,906		22,342
Barbados		4,021		4,867
Mexico		3,636		10,403
Marshall Islands		-		45,109
Belgium and Luxembourg		-		40,297
New Zealand		-		12,000
Republic of China		-		9,952
Bahamas		-		7,759
Others		1,243		6,765

Other loans
El Salvador	USD	2,471,002	USD	1,648,990
Panama		249,688		142,411
Guatemala		115,215		70,746
Costa Rica		79,351		95,251
Peru		44,947		35,298
United States		32,617		61,784
Nicaragua		18,523		18,713
Spain		14,249		19,219
Brazil		8,333		8,443
England		5,501		7,181
Chile		5,468		5,496
Belgium and Luxembourg		3,203		3,896
Canada		2,989		3,678
Venezuela		2,429		2,602
Mexico		1,770		10,851
Ecuador		1,218		-
Australia		1,010		1,634
France		-		1,256
Others		3,811		4,446

Total Cross-Border Outstanding Loans and Investments	USD	16,081,918	USD	11,877,971

E.5.	DEPOSITS

The following table shows the composition of the Bank’s deposits for 2015 and 2014:

	As of December 31,
	2015	2014
	(in millions of COP)
Non-interest bearing deposits
Checking deposits	16,823,024	14,598,804
Other deposits	1,627,981	1,387,199
Total	18,451,005	15,986,003

Interest bearing deposits
Checking deposits	6,823,554	3,548,221
Time deposits	48,713,789	36,105,096
Savings deposits	47,813,680	39,129,999
Total	103,351,023	78,783,316

Total deposits	121,802,028	94,769,319

The following table shows the time deposits held by the Bank as of December 31, 2015 and 2014, respectively, classified by amount and maturity:

	At December 31, 2015
	Peso - Denominated	Foreign Exchange- Denominated	Total
	(in millions of COP)
Time deposits higher than USD 100,000 (1)
Up to 3 months	4,125,232	7,868,823	11,994,055
From 3 to 6 months	2,325,895	3,407,023	5,732,918
From 6 to 12 months	2,877,583	4,960,526	7,838,109
More than 12 months	8,791,734	5,031,722	13,823,456
Time deposits less than USD 100,000 (1)	6,031,680	3,293,571	9,325,251
Total	24,152,124	24,561,665	48,713,789

(1) Approximately COP 315 million at the Representative Market Rate as of December 31, 2015

As of December 31, 2015, Tuya S.A. Compañía de Financiamiento was considered as assets held for sale, and the related deposits amounted to COP 1,266,305. For further information see Note 31 to the Consolidated Financial Statements.

	At December 31, 2014
	Peso - Denominated	Foreign Exchange- Denominated	Total
	(in millions of COP)
Time deposits higher than USD 100,000 (1)
Up to 3 months	5,203,412	5,688,643	10,892,055
From 3 to 6 months	2,058,180	1,716,627	3,774,807
From 6 to 12 months	2,424,899	3,210,680	5,635,579
More than 12 months	5,834,129	3,144,653	8,978,782
Time deposits less than USD 100,000 (1)	4,805,488	2,018,385	6,823,873
Total	20,326,108	15,778,988	36,105,096

(1) Approximately COP 239 million at the Representative Market Rate as of December 31, 2014.

As of December 31, 2015, the time deposits greater than USD 100,000 collected by foreign subsidiaries amounted to COP 21,009,232 million.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6.	RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

	Year Ended December 31,
	2015	2014
	(in percentages)
Net income as a percentage of:
Average total assets	1.58	1.79
Average stockholders’ equity	13.84	16.19
Dividends declared per share as a percentage of consolidated net income per share (1)	32.46	32.03
Average stockholders’ equity as a percentage of average total assets	11.44	11.08
Return on interest-earning assets (2)	8.41	8.52

(1)	Dividends are paid based on unconsolidated earnings prepared under Colombia Banking GAAP. Net income per share is calculated using the average number of common and preferred shares outstanding during the year.
(2)	Defined as total interest earned divided by average interest-earning assets.

E.7.	SHORT-TERM BORROWINGS

The following table sets forth certain information regarding the short-term borrowings by the Bank for the periods indicated:

	As of December 31,
	2015				2014
	Amount		Rate (3)		Amount		Rate (3)
	(COP million, except percentages)

End of period	11,129,652	(1)	1.68	%(3)	7,466,814		2.39%
Weighted average during period	8,527,033		2.20%		6,495,626		2.75%
Maximum amount of borrowing at any month-end	11,129,652	(2)			7,466,814	(2)
Interest paid during the year	187,185				178,675

(1)	As of December 31, 2015, Grupo Agromercantil has short-term borrowing amounting to COP 755,384
(2)	December
(3)	Corresponds to the ratio of interest paid during the period to short-term borrowings

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, there are no unresolved written comments from SEC staff regarding the Bank’s periodic reports required to be filed under the Exchange Act of 1934.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with Bancolombia’s audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014. For further information regarding the adoption of IFRS, please refer to Note 30.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s operations are affected by external factors such as economic activity in Colombia, interest rates, inflation and exchange rates. The following discussion summarizes the trends of such variables.

Economic activity

Although Colombia’s GDP growth was 3.1% in 2015, lower than the 4.6% reached in 2014, this figure nonetheless indicates a relatively strong pace of growth in the Colombian economy, considering the negative output for most of the countries in the region.

Key GDP components performed as follows in 2015 compared to 2014: investment grew 2.6%, consumption increased 3.9%, imports increased 3.9% and exports decreased 0.7%. In 2015, gross capital formation represented 29.6% of GDP, household consumption represented 65.0%, government consumption 17.2%, exports 15.7% and imports 28.8%.

The activities that led growth during the year were financial services (4.3% increase) and construction (3.9% increase).

Interest Rates

As of December 31, 2015, following continuous rate hikes during the second half of the year, the Central Bank left rates at 5.75% in an attempt to subdue inflation in a challenging macroeconomic context. The Central Bank increased rates by 125 basis points in 2015, starting in September with a 25p raise, and subsequent hikes in October (50 basis points), November and December.

The Central Bank expects to maintain inflation rates over time within the long-term targeted range (between 2% and 4%) while allowing the economy to grow close to GDP estimates. In order to do so, the Central Bank may change interest rates to promote economic activity, credit expansion and consumption or curb inflation expectations.

Inflation

The year-end inflation rate for 2015 was 6.77%, higher than the 3.66% recorded for 2014.

The components that led inflation in 2015 were food (10.9% increase), housing (5.4% increase) and health care (5.3% increase).

The 12-month core inflation rate for 2015 came at 5.43%, which exceeded the Central Bank’s targeted inflation range of 2% to 4%. The price increases are mainly due to El Niño Phenomenon as well as a pass-through effect of nominal depreciation of the currency.

Exchange rate

The Colombian Peso depreciated 32% versus the U.S. dollar during 2015, compared to a depreciation of 24% during 2014.

The weakening of the Colombian Peso is explained by the drop in oil prices, which initially has a negative impact on the economy, until the necessary adjustments are made, including export diversification, import substitution, and other structural economic changes.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – mid-term	Unfavorable factors for the Colombian economy – mid-term

Benefits derived from past monetary policies aimed at achieving sustainable growth.

Declining inflationary pressures with the end of El Niño.

Investment grade rating given to Colombia by Standard and Poor’s, Moody’s and Fitch.

Large investments in 4G projects and infrastructure in general.

Stronger local capital markets, with little exposure to “toxic assets” and with low currency mismatches.

A well-capitalized banking system.

Well-developed supervision and regulation of the financial system.

Adequate international reserves to short-term debt.

Underdeveloped infrastructure that translates into a constraint for growth.

Oil and gas dependent export activity.

Despite successful efforts to diversify export markets, there is still concentration in specific export destinations, particularly the United States.

Exchange rate volatility and depreciation that directly impacts inflation and economic growth.

Large current account deficit and fiscal pressures.

Introduction of new tax reform due to fiscal burden.

High tax environment for Colombian corporate compared to other countries in the region.

Uncertainties regarding the peace process and Colombia’s future post-conflict.

Higher unemployment and household indebtedness.

A.1.	GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2015 VERSUS 2014

Summary

During 2015, Bancolombia strengthened its competitive position and full-service financial model, and benefited from the diversity of its leading franchises. For the year 2015, net income attributable to equity holders of the Parent Company totaled COP 2,519 billion (COP 2,736 per share, USD 3.48 per ADR), which represents an increase of 6% as compared to COP 2,387 billion of net income for the fiscal year 2014.

Bancolombia’s return on average stockholders’ equity for 2015 was 13.62%, down from 14.81% in 2014.

The net interest margin decreased slightly in 2015 and was 5.25% for the year, down from 5.30% in 2014.

Provision charges, net of recoveries, totaled COP 1,675 billion for 2015, up 92.72% from COP 869 billion. The higher amount of provisions was the result of generalized loan impairment, especially during the second half of the year. The majority of the new past due loans are related to the commercial and consumer loans and are responsible for most of the provision charges for the year.

Gross loans and financial leases grew 26% during the year. This performance was driven primarily by mortgage demand from individuals and corporate loans as well as by the consolidation of GAH, which contributed 7.8% of this growth.

Reserves for loan losses and accrued interest represented 3.4% of total loans and 115% of past-due loans at the end of 2015 compared with 3.8% of total loans and 146% of past-due loans at December 31, 2014. Capital adequacy was 12.5% (Tier 1 ratio of 7.51%), lower than the 13.3% (Tier 1 ratio of 7.71%) reported at the end of 2014.

Deposits by customers increased 29% during 2015, while the ratio of net loans to deposits (including borrowings from development banks) was 110% at the end of the year, down from 111% in December 31, 2014.

Net Margin and Valuation on Financial Instruments

For 2015, net interest income totaled COP 7,232 billion, up 20.4% as compared to COP 6,008 billion in 2014. This performance is explained by the combined effect of steady growth in the loan portfolio during the year as well as stable interest margins. During 2015, the Central Bank increased its reference rate from 4.50% to 5.75% in response to higher inflation, decreasing money supply and a substantial reduction in liquidity in the economy. Although interest rates on the Bank’s borrowings increased during 2015, the Bank was able to control its funding costs, in a manner that protected spreads, in spite of the tougher macroeconomic conditions as well as the continuation of the integration and deployment of strategies in Banistmo (acquired in 2013). The net interest margin was 5.25% for the year, down from 5.30% in 2014. Net interest income represented 67% of total revenues in 2015, compared to 66% for 2014.

Interest on loans and financial leases reflected an increase in the loan portfolio in 2015. The weighted average nominal interest rate on loans and financial leases ended at 9.0% in 2015 down from 9.1% in 2014. As a result, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 11,270 billion in 2015, up 23% as compared to COP 9,172 billion in 2014.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 302 billion in 2015, down 47% as compared to 2014.

The net interest margin contracted 5 basis points from 5.30% to 5.25% during the year due to increased funding costs and liquidity pressures during the second half of the year.  Bancolombia was very active in the deposits markets to secure the necessary funding.  Interest rates began to rise in the second half of the year, which at first constrains financial margins, however, in the near term management expects margins to expand due to the asset re-pricing that is already taking place.   Management’s outlook going forward is positive and the higher rate environment provides an upside for the net interest margin.

Regarding interest expenses, interest incurred on liabilities totaled COP 4,038 billion in 2015, up 28% as compared to COP 3,165 billion in 2014. The increase in interest expenses is explained by the increase in volumes of deposits and bonds, as well as a higher cost on each type of funding source. Overall, the average interest rate paid on interest-bearing liabilities increased to 2.92% in 2015 from 2.85% in 2014.

Net Fees and Income from Financial Services

For the year 2015, net fees and income from services totaled COP 1,993 billion, up 9% as compared to COP 1,826 billion in 2014. This increase was driven primarily by increases in the performance of commission from banking services, credit and debit cards fees, collections and payments fees, bancassurance, and trust activities.

The following table lists the main revenue-producing fees for the years 2015 and 2014 along with the corresponding year-to-year variations:

	Year		Growth
	2015	2014	2015-2014
	(in millions of COP)
Main Fees and Commissions Income and Expense
Banking services	630,616	653,513	-3.50%
Credit and debit card fees	524,646	420,707	24.71%
Electronic services and ATM fees	490,607	380,696	28.87%
Trust	265,215	203,608	30.26%
Bancassurance	260,224	212,223	22.62%
Payments and Collections	203,772	182,669	11.55%
Checks	55,861	60,998	-8.42%
Acceptances, Guarantees and Standby letters of credits	44,539	51,923	-14.22%
Brokerage	23,453	23,784	-1.39%
Others	291,624	305,296	-4.48%
Fees and other service income	2,790,557	2,495,417	11.83%

Discontinued operations Compañía de Financiamiento Tuya S.A. (Note 31)	388,306	341,601	13.67%

	Year		Growth
	2015	2014	2015-2014
	(COP million)

Banking services	(298,415)	(245,581)	21.51%
Call Center and Website	(254,769)	(230,501)	10.53%
Credit and debit card fees	(85,798)	(95,172)	-9.85%
Others	(158,531)	(98,453)	61.02%
Fees and other service expenses	(797,513)	(669,707)	19.08%
Total fees and income from services, net	1,993,044	1,825,710	9.17%

Discontinued operations Compañía de Financiamiento Tuya S.A. (Note 31)	(152,500)	(69,397)	119.75%

Other Operating Income

For 2015, total other operating income was COP 1,373 billion, 21% higher than the COP 1,137 billion in 2014.

Net foreign exchange had a significant impact in the other operating income line of COP -158 billion in 2015, 148% lower than the COP 332 billion reported in 2014. The 32% depreciation of the Colombian Peso against the U.S. Dollar during 2015 caused the foreign exchange gains and gains on forward contracts in foreign currency to have significant variations.

Operating expenses

For 2015, operating expenses totaled COP 5,898 billion, up 15% as compared to COP 5,119 billion in 2014.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and indemnities) totaled COP 2,255 billion in 2015, up 14% as compared to 2014. This performance was primarily driven by the combined effect of a slight increase in headcount, wage increments during 2015, and bonus payments.

Administrative and other expenses totaled COP 2,238 billion in 2015, up 15% as compared to 2014 driven by increased taxes other than income tax. Depreciation and amortization expenses totaled COP 477 billion in 2015, increasing by 4% as compared to COP 460 billion in 2014. This increase was driven by the growth in the operating lease business of Bancolombia.

As of December 31, 2015, outstanding goodwill totaled COP 7,092 billion, which represents a 55% increase from COP 4,586 billion at the end of 2014. Goodwill relates primarily to the acquisition of GAH in 2015 Banistmo in 2013 and Banagrícola in May 2007. These transactions originated goodwill denominated in U.S. dollars. The depreciation of the peso against the U.S. dollar results in higher recorded goodwill in pesos.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last two fiscal years:

	Year ended December 31,		Growth
	2015	2014	2015-2014
	(in millions of COP)
Operating expenses
Salaries and employee benefits	2,255,391	1,973,467	14.29%
Other administrative and general expenses	2,237,598	1,947,375	14.90%
Wealth tax, contributions and other tax burden	675,387	438,711	53.95%
Provision, depreciation and amortization	477,285	459,703	3.82%
Other expenses	252,626	299,439	-15.63%
Total operating expenses	5,898,287	5,118,695	15.23%

Discontinued operations Compañía de Financiamiento Tuya S.A. (Note 31)	219,532

Provision Charges and Credit Quality

For the year 2015, provision charges (net of recoveries) totaled COP 1,675 billion (or 1.3% of average loans), which represents an increase of 93% as compared to COP 869 billion in 2014. The higher level of provisions was driven by the formation of past due loans and the growth of the loan portfolio.

Net loan charge-offs totaled COP 1,422 billion in 2015, up 21% from the 1,179 billion in 2014. Past-due loans amounted to COP 4,188 billion in 2015, up 41.58% as compared to COP 2,958 billion in 2014.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 2.98% as of the end of 2015, up from 2.62% at the end of 2014.

Income Tax Expenses

Income tax expense for the fiscal year 2015 totaled COP 649 billion, down 12% from COP 738 billion in 2014.     The income tax decreased despite the higher statutory income tax rate, because of certain differences between fiscal accounting and financial accounting.

Furthermore, in 2015 the bank faced a higher total tax burden, in general, due in part to the wealth tax, which it paid in January 2015 for a total amount of 160 billion. Also, the effect of the difference in foreign exchange derivatives implies the recognition of future taxes and finally, the difference between the book value and market value of debt securities implies a future tax.

Since January 1, 2012, subsidiaries in the fiscal jurisdiction of El Salvador pay a 30% income tax, with the exception of entities with taxable income of less that USD 150 thousand per year, which pay 25%. Dividends received by those entities are subject to a 5% tax rate.

In the case of Bancolombia Panama and its subsidiary, Banagrícola, which are domiciled in Panama and permitted to operate through an international banking license, income tax is governed by the Panamanian tax law. Pursuant to Panamanian tax law the profits of these companies are not subject to income tax in Panama. For further details about the income tax expense calculation, see “Note 11.A Income Taxes–CREE Tax and Deferred Tax” in the Notes to the Consolidated Financial Statements.

Banistmo and its subsidiaries incorporated in Panama pay an income tax on the profits obtained in the country equivalent to 25% from 2014 onwards. According to existing fiscal regulation, profits from foreign operations, interest paid on term deposits by local banks, debt securities issued by the Panamanian Government and from securities listed in the Securities Exchange Superintendency (Superintendencia del Mercado de Valores) are exempt from income taxes.

GAM in Guatemala operates under a tax jurisdiction that requires it to pay an income tax for profits obtained in the country equivalent to 25%. This corporate tax rate has been in effect since 2013 and will continue indefinitely into the forseeable future.  In addition, capital gains are taxed at a rate of 10%, and dividends, other gains, and net income are taxed at a rate of 5%.  Also, some corporates are allowed to adopt a simplified tax regime for calculating income tax.  This alternative defines a tax of 5% on monthly income up to an amount of Q. 30,000, plus an additional 7% on any income surpassing the monthly taxable income base.

A.2.	RESULTS BY SEGMENT

The Bank manages its business through 10 main operating segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Banking Panama, Insurance, Off Shore and All Other.

In 2013, Bancolombia included “Insurance” and “Banking Panama” as new segments because of the acquisition of Banistmo and its subsidiaries, which includes an insurance operation.

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with those clients based on value-added and long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank retail sales force targets the clients classified as Personal, Private, Entrepreneurs, Foreign Residents and SMEs. Additionally, the Bank’s corporate and government sales force targets large companies and government owned enterprises.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	7,594,955	6,339,144	19.81%
Interest expenses	(2,415,234)	(1,941,525)	24.40%
Net margin and valuation on financial instruments	5,179,721	4,397,619	17.78%
Total net provisions	(1,389,647)	(816,099)	70.28%
Net interest and valuation income after provision for loans and financial leases	3,790,074	3,581,520	5.82%
Revenues (Expenses) from transactions with other operating segments of the Bank	(67,981)	(26,305)	158.43%
Total fees and income from services, net	1,330,328	1,222,518	8.82%
Other operating income	374,039	219,211	70.63%
Total income net	5,426,460	4,996,944	8.60%
Total operating expenses	(3,866,006)	(3,401,183)	13.67%
Profit before tax	1,560,454	1,595,761	-2.21%
Segment assets	100,855,044	88,052,668	14.54%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for Banking Colombia declined by 2.2% to COP 1,560 billion.

Total interest and valuation increased 19.8% to COP 7,595 billion, explained by greater volumes in net loans and by a stable net interest margin. Consumer loans grew 10.5%, mortgages 15.5% and corporate loans grew 25.5%. Demand in consumer loans was mainly driven by credit cards and personal loans while commercial loans were mainly driven by large corporate loans and factoring operations.

Total net provision increased by 70.3% to COP 1,390 billion. This increase resulted from specific defaults related to a few corporate clients, as well as some deterioration in the consumer segment.

Net fees and income from services increased by 8.8% to COP 1,330 billion mainly due to credit card and banking services fees, which include branch network services and check remittances.

Other operating income increased 70.6% during 2015 because of the income received in operations with derivatives FX and gains from the sale of some assets held for sale.

Operating expenses increased by 13.7% to COP 3,866 billion, due to increases in labor costs as well as in contributions and taxes.

Assets attributable to Banking Colombia grew by 14.5% during the year, mainly driven by the growth in loans.

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

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	728,582	506,575	43.83%
Interest expenses	(187,743)	(109,353)	71.69%
Net margin and valuation on financial instruments	540,839	397,222	36.16%
Total net provisions	(26,933)	(44,808)	-39.89%
Net interest and valuation income after provision for loans and financial leases	513,906	352,414	45.82%
Revenues (Expenses) from transactions with other operating segments of the Bank	(8,475)	(3,529)	140.15%
Total fees and income from services, net	140,398	103,585	35.54%
Other operating income	1,740	6,303	-72.39%
Total income net	647,569	458,773	41.15%
Total operating expenses	(358,123)	(239,049)	49.81%
Profit before tax	289,446	219,724	31.73%
Segment assets	13,094,026	9,567,903	36.85%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for Banking El Salvador increased by 31.7% to COP 289 billion.

Total interest and valuation increased by 43.8% to COP 729 billion, due to a growth in the loan portfolio mainly in commercial loans, as well as greater revenues in debt investments.

Total net provisions were COP 27 billion, compared with COP 44 billion for 2014, due to higher recoveries of non-performing loans. This variation is also explained by lower charges for credit impairment and a reversal of the impairment of foreclosed assets.

Total operating expenses grew by 49.8% to COP 358 billion, mainly due to increased personnel, administrative and general expenses. Also, the appreciation of the U.S. dollar versus the Colombian Peso during 2015 contributed to the increase.

Net fees and income from services increased by 35.5% to COP 140 billion mainly due to fees from banking services, which include Electronic services and ATM and check remittances. Assets attributable to Banking El Salvador increased by 36.8% during the year, mainly driven by the appreciation of the U.S. dollar versus the Colombian Peso and the growth of the loan portfolio of Banco Agrícola. The loan portfolio denominated in U.S. dollar grew 2.7% during 2015. Consumer and Mortgage loans led the growth in 2015 and at the end of the period accounted for 56.3% of the loan portfolio. Corporate loans are 43.5% of the total loans.

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

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	1,507,045	1,279,129	17.82%
Interest expenses	(814,044)	(670,195)	21.46%
Net margin and valuation on financial instruments	693,001	608,934	13.81%
Total net provisions	(123,067)	(53,659)	129.35%
Net interest and valuation income after provision for loans and financial leases	569,934	555,275	2.64%
Revenues (Expenses) from transactions with other operating segments of the Bank	(24,222)	(16,797)	44.20%
Total fees and income from services, net	17,011	47,735	-64.36%
Other operating income	585,634	527,990	10.92%
Total income net	1,148,357	1,114,203	3.07%
Total operating expenses	(643,443)	(645,307)	-0.29%
Profit before tax	504,914	468,896	7.68%
Segment assets	18,737,433	16,739,678	11.93%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for Leasing increased by 7.7% to COP 505 billion.

Total interest and valuation increased by 17.8% to COP 1,507 billion, explained mainly by the growth in the balance of financial leases.

Total net provisions increased by 129.3% to COP 123 billion, due to the formation of new past due loans and the growing of the total loan portfolio. This increment is also explained by the methodological change in the recognition of the deterioration of prepayments, the basis for the estimation changed from the amount of the prepayment to the whole amount of the leasing contract besides the percentage of provision increased under IFRS.

Net fees and income from services decreased by 64.4% to COP 17 billion due to less fees from arrangements of operational leasing structures and imports.

Total operating expenses decreased by 0.2% to COP 643 billion.

Assets attributable to Leasing grew by 11.9% to COP 18,737 billion, driven by the increase in financial and operating leases demanded by large corporations mainly of massive transportation.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and FiduPerú S.A. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services and corporate trust.

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	626	12,852	-95.13%
Interest expenses	(367)	(321)	14.33%
Net margin and valuation on financial instruments	259	12,531	-97.93%
Total net provisions	(3,204)	319	-1104.39%
Net interest and valuation income after provision for loans and financial leases	(2,945)	12,850	-122.92%
Revenues (Expenses) from transactions with other operating segments of the Bank	(21,833)	(34,036)	-35.85%
Total fees and income from services, net	218,190	199,806	9.20%
Other operating income	30,080	6,525	361.00%
Total income net	223,492	185,145	20.71%
Total operating expenses	(86,384)	(84,489)	2.24%
Profit before tax	137,108	100,656	36.21%
Segment assets	154,485	164,571	-6.13%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for the Trust segment increased by 36.2% to COP 137 billion.

Total fees and income from services increased by 9.2% to COP 218 billion driven by higher value of assets under management and corporate trust fees.

Assets attributable to the Trust segment decreased by 6.1% during the year to COP 154 billion, mainly driven by the decrease in debt investments of Fiduciaria Bancolombia S.A.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversion Bancolombia. Its customers include private and publicly held corporations as well as Government institutions.

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	287	249	15.26%
Interest expenses	(236)	(200)	18.00%
Net margin and valuation on financial instruments	51	49	4.08%
Total net provisions	127	(157)	-180.89%
Net interest and valuation income after provision for loans and financial leases	178	(108)	-264.81%
Revenues (Expenses) from transactions with other operating segments of the Bank	2,355	961	145.06%
Total fees and income from services, net	29,327	22,985	27.59%
Other operating income	42,098	(2,124)	-2082.02%
Total income net	73,958	21,714	240.60%
Total operating expenses	(22,728)	(23,038)	-1.35%
Profit before tax	51,230	(1,324)	-3,969.34%
Segment assets	128,301	122,716	4.55%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for the Investment Banking segment increased to COP 51 billion.

Total interest and valuation increased by 15.2% to COP 287 million, due to higher investments valuation.

Total fees and income from services, which is the main revenue line, increased by 27.6% to COP 29 billion, led by higher fees generated by corporate finance advisory services and capital markets related fees.

Other operating income increased to COP 42 billion mainly due to sales of real estate assets.

Total operating expenses decreased by 1.3% to COP 23 billion, due to less administration and general expenses.

Assets attributable to Investment Banking increased by 4.5% during the year to COP 128 billion, due to a capitalization approved by the shareholders.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia, Valores Bancolombia Panama S.A. and Suvalor Panama Fondo de Inversión S.A. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	21,157	19,833	6.68%
Interest expenses	(652)	(784)	-16.84%
Net margin and valuation on financial instruments	20,505	19,049	7.64%
Total net provisions	(177)	(1,829)	-90.32%
Net interest and valuation income after provision for loans and financial leases	20,328	17,220	18.05%
Revenues (Expenses) from transactions with other operating segments of the Bank	31,734	46,068	-31.11%
Total fees and income from services, net	78,124	81,733	-4.42%
Other operating income	(7,798)	4,258	-283.14%
Total income net	122,388	149,279	-18.01%
Total operating expenses	(112,529)	(106,779)	5.38%
Profit before tax	9,859	42,500	-76.80%
Segment assets	224,020	248,150	-9.72%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for the Brokerage segment decreased by 76.8% to COP 10 billion, due to higher expenses and less operating income.

Total interest and valuation increased by 6.7% to COP 21 million, due to higher investments valuation.

Total fees and income from services, which are the most important component of revenues, presented a decrease of 4.4% to COP 78 billion, due to higher fees expenses related to distribution and intermediation of securities and asset management.

Other operating income decreased by 283% to COP -8 billion, due mainly to higher costs of securities exchange services and deposit and custody of securities.

Total operating expenses increased by 5.4% to COP 112 billion, due to labor cost increases and higher taxes other than income taxes, as well as higher depreciation due to the shortening of the useful life of fixed assets.

Assets attributable to the Brokerage segment decreased by 9.7% during the year, mainly driven by the reduction of repurchase agreement operations.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panama, Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, lease financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its wide network of clients and private banking customers.

The performance of Bancolombia Panama, which has a significant weight in this segment, refers only to the results reported by Bancolombia Panama’s offshore commercial banking activities and does not consolidate the results of Banco Agrícola, which are reflected in the results for the segment Banking El Salvador.

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	291,249	188,934	54.15%
Interest expenses	(215,592)	(152,601)	41.28%
Net margin and valuation on financial instruments	75,657	36,333	108.23%
Total net provisions	(49,830)	(21,160)	135.49%
Net interest and valuation income after provision for loans and financial leases	25,827	15,173	70.22%
Revenues (Expenses) from transactions with other operating segments of the Bank	95,495	53,519	78.43%
Total fees and income from services, net	32,325	28,776	12.33%
Other operating income	(124,980)	(152,765)	-18.19%
Total income net	28,667	(55,297)	-151.84%
Total operating expenses	(90,679)	(39,288)	130.81%
Profit before tax	(62,012)	(94,585)	-34.44%
Segment assets	11,667,606	8,488,021	37.46%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for the Off Shore segment decreased by 34.4% to COP 62 billion.

Total interest and valuation increased by 54.1% to COP 291 billion, driven by higher revenues from commercial loans, consumer loans and debt investments.

Net fees and income from services increased by 12.3% to COP 32 billion mainly due to higher fees and less expenses from banking services.

Other operating income decreased by 18.1% to COP 125 billion.

Total operating expenses increased by 130.8% to COP 91 billion, due to the growth of labor and administration and general expenses.

Assets attributable to the Off Shore segment increased by 37.5% during the year, mainly driven by the strengthening of the U.S. dollar versus the Colombian Peso and the organic growth of loans.

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

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	1,119,540	807,547	38.63%
Interest expenses	(363,373)	(256,795)	41.50%
Net margin and valuation on financial instruments	756,167	550,752	37.30%
Total net provisions	(82,344)	69,703	-218.14%
Net interest and valuation income after provision for loans and financial leases	673,823	620,455	8.60%
Revenues (Expenses) from transactions with other operating segments of the Bank	(6,098)	(1,831)	233.04%
Total fees and income from services, net	136,372	140,189	-2.72%
Other operating income	173,575	86,325	101.07%
Total income net	977,672	845,138	15.68%
Total operating expenses	(656,172)	(528,764)	24.10%
Profit before tax	321,500	316,374	1.62%
Segment assets	27,895,156	20,099,028	38.79%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for Banking Panama increased by 1.62% to COP 321 billion.

Total interest and valuation increased by 38.6% to COP 1,119 billion, due to a growth in the loan portfolio mainly in commercial and consumer loans, as well as a greater increase in leasing and debt investments.

Total net provisions were COP 82 billion, compared with COP -69 billion for 2014. In 2014, the loans recoveries were higher than the provision charges in COP 60 billion. In 2015, the loan recoveries decreased by 8.6% while the provision charges grew by 47%.

Total operating expenses grew by 24.1% to COP 656 billion, mainly due to increased personnel, administrative and general expenses. Also, the appreciation of the U.S. dollar versus the Colombian Peso during 2015 contributed to the increase.

Net fees and income from services decreased by 2.7% to COP 136 billion due to higher commission expenses.

Assets attributable to Banking Panama increased by 38.8% during the year. This increase is explained by the organic growth of the loan portfolio and the strengthening of the U.S. dollar versus the Colombian Peso which caused dollar denominated assets represent more pesos when converted.

All Other: This segment includes results from the operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., CFNS Infraestructura S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Vivayco S.A.S., Banagrícola, Inversiones Financieras Banco Agrícola S.A., Fondo Inmobiliario Colombia and others.

	Year ended December 31,
	2015	2014	Change 2015-2014
	(in millions of COP)
Total interest and valuation	2,425	13,730	-82.34%
Interest expenses	(40,700)	(32,783)	24.15%
Net margin and valuation on financial instruments	(38,275)	(19,053)	100.89%
Total net provisions	(24)	(1,515)	-98.42%
Net interest and valuation income after provision for loans and financial leases	(38,299)	(20,568)	86.21%
Revenues (Expenses) from transactions with other operating segments of the Bank	(975)	(18,050)	-94.60%
Total fees and income from services, net	10,994	(5,155)	-313.27%
Other operating income	81,286	20,789	291.00%
Total income net	53,006	(22,984)	-330.62%
Total operating expenses	(62,228)	(50,865)	22.34%
Profit before tax	(9,222)	(73,849)	-87.51%
Segment assets	2,438,368	2,160,855	12.84%

Analysis of 2015 versus 2014.

In 2015, profit before taxes for All Other decreased by 87.5% to COP 9 billion.

Other operating income, which is the most significant revenue line, increased by 291% to COP 81 billion, driven by the growth in revenues of real estate investment and the strengthening of the U.S. dollar versus the Colombian Peso.

Assets attributable to All Other increased by 12.8% during the year, driven by the increase in the value of investments.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Market Scenario

The Colombian Central Bank gradually increased the reference rate 25 basis points per month from September to December 31, 2015 after more than a year of stability, for a total increase of 125 basis points during 2015. The reference rate stood at 5.75%. The change in the macroeconomic policy was due to increasing inflation throughout the second half of the year, reaching 6.77% (annual variation) for the full year 2015, a level which was 277 basis points above the upper limit of the target range of the Central Bank (2% - 4%).

This upward trend in inflation was mainly due to the “El Niño” weather phenomenon and the Colombian peso devaluation pass-through that impacted tradable goods and services. Higher inflation is addressed by the Central Bank by increasing its monetary policy rate, which tends to reduce the money supply in the economy, therefore, exacerbating competition for deposits.

Additionally, during 2015 the Colombian economy started a process of deceleration which was characterized by a stagnation of the internal demand, especially in concern to aggregate demand and government spending, and a considerable decreasing in net exports. Also, the labor market weakened, which led to a deceleration in private consumption.

For all of the above reasons, the cost of funding the Bank’s liabilities increased in the last quarter of 2015; nevertheless, the Bank continued to have a strong liquidity position and complied with internal and regulatory limits.

Liquidity Management

The Asset and Liability Management Committee, or ALCO, defines the main policies of liquidity and funding of the Bank in accordance with the Bank’s desired statement of financial position structure.

The Bank uses a variety of funding sources to generate liquidity, taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are designed to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure.

One of the Bank’s main strategies is to maintain a solid liquidity position, thus, the ALCO has established a minimum amount of liquid assets, based on calculations of maximum expected withdrawals of deposits, disbursements and other obligations in order to guarantee the proper operation of banking activities and protect capital. The ALCO has delegated the short-term liquidity assessment task to the Liquidity Committee, which revises strategies and policies regarding liquidity.

Stress tests scenarios are simulated periodically to guarantee the Bank has sufficient time to raise funds under adverse market conditions. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stressed market scenarios.

Liquid Assets

During 2015, the Bank maintained a solid liquidity position. As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper daily operation but also to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last two years:

	As of December 31,
	2015	2014
	(in millions of COP)

Cash	5,806,159	3,908,866
Cash at central Bank	3,714,428	3,191,069
Cash financial institutions	4,709,861	3,965,968
Debt securities
Government debt
Fair value through profit and losses	8,133,401	8,169,564
Amortized cost	2,671,540	1,613,630
Financial institutions
Fair value through profit and losses	1,358,117	1,301,888
Amortized cost	385,823	237,501

Total Liquid Assets	26,779,329	22,388,486

The Bank measures liquid assets on a daily basis and compares this result to an objective target defined by the ALCO. Under this rule, daily liquid assets must be equal to or higher than this target. In the event the limit is not reached, there is a five-day period to increase liquidity levels.

Cash is important to guarantee branch and ATM operations. The Bank’s expansion across the Colombian territory requires considerable levels of cash; however, cash levels are daily monitored in order to minimize opportunity costs. Additionally, cash is taken into account in the mandatory bank reserve established by the Central Bank.

The levels of cash at major Central Banks have a relationship with mandatory bank reserves associated with the growth of demand and time deposits.

Debt securities in the table shown are not affected by haircuts. Securities that comprise liquid assets are reviewed by the ALCO in light of the Bank’s liquidity objective. Even though available for sale and held to maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that are received by the Central Bank as collateral.

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

Funding Structure

As of December 31, 2015, the Bank’s liabilities reached COP 172.6 billion, a 30.6% increase compared to the end of 2014. The funding composition changed, with increases in the liabilities denominated in U.S. dollars and Colombian Pesos by almost 39.4 and 23.4 percentage points, respectively. This change was mainly explained by the COP devaluation, which was 31.6% during 2015, and also by the increase in checking accounts, savings accounts, time deposits, COP derivative financial instruments (liabilities), USD borrowings from financial institutions and the issue of USD debt securities.

	As of December 31,
	2015	2014
	(in millions of COP, except percentages)
Total funding
Peso-denominated	91,418,612	74,061,263
Dollar-denominated.	81,146,336	58,202,138
Total Liabilities	172,564,948	132,263,401

In 2015, the Bank experienced a growth in deposits which reached COP 121.80 billion at year-end, an increase of COP 27.03 billion, and 28.5% compared to 2014. COP denominated deposits had a 13.25% increase while USD denominated deposits increased 59.9% where, as explained above, the COP devaluation during 2015 and the increase in checking accounts, savings accounts and time deposits contributed to this growth. The ratio of deposits to total assets was 63.12%, decreasing by 0.22% compared to 2014.

	As of December 31,
	2015	2014
	(in millions of COP)
Total Deposits	121,802,028	94,769,319

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2015 and 2014:

	2015	2014
Checking deposits	13.7%	13.7%
Time deposits	28.2%	27.3%
Savings deposits	27.7%	29.6%
Other deposits	1.0%	1.0%
Percentage of Total Liabilities	70.6%	71.6%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2015 were 70.4%, decreasing from 71.4% of total liabilities at year-end 2014.

The ratio of net loans to deposits (including borrowing from commercial banks and other non-financial entities) was 99.19% at the end of 2015, decreasing from 101.62% as compared to 2014. This change is primarily explained by the increase in dollar-denominated borrowings from other financial institutions, which rose from USD 3,069 million in 2014 to USD 4,625 million in 2015.

	As of December 31,
	2015	2014
Net Loans to Deposits	99.19%	101.62%

The Bank also used borrowings from domestic development banks which amounted to COP 5.15 billion at the end of 2015 and represented a good quality source of funding provided mainly by governmental entities in order to promote lending activities within specific sectors of the Colombian economy.

In addition to the main sources of funding described above, the Bank uses borrowings from other financial institutions and issued debt securities.

Long-Term Debt

In 2015, Leasing Bancolombia and Banco Agrícola issued notes in amounts of COP 450,000 million and USD 300 million, respectively.

Additionally, Grupo Agromercantil issued notes in an amount of COP 7,118 million during 2015.

As of December 31, 2015, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 19.43 billion.

The following table shows Bancolombia’s long-term debt maturity profile (in millions COP):

	2016	2017	2018	2019	2020	2021 and thereafter	Total
	(in millions of COP)
Long-Term Debt	1,624,493	960,268	936,581	1,606,473	3,365,909	10,942,141	19,435,865

The following table sets forth the components of the Bank’s liabilities for the years 2015 and 2014:

	As of December
	2015	% of total funding	2014	% of total funding
	(in millions of COP, except percentages)
Checking accounts
Peso-denominated	12,822,977	7.4%	11,790,442	8.9%
Dollar-denominated	10,823,601	6.3%	6,356,583	4.8%
Total	23,646,578	13.7%	18,147,025	13.7%
Time deposits
Peso-denominated	24,152,124	14.0%	20,326,579	15.4%
Dollar-denominated	24,561,665	14.2%	15,778,517	11.9%
Total	48,713,789	28.2%	36,105,096	27.3%
Savings accounts
Peso-denominated	34,451,787	20.0%	30,800,217	23.3%
Dollar-denominated	13,361,893	7.7%	8,329,782	6.3%
Total	47,813,680	27.7%	39,129,999	29.6%
Other deposits
Peso-denominated	826,557	0.5%	881,689	0.7%
Dollar-denominated	801,424	0.5%	505,510	0.4%
Total	1,627,981	1.0%	1,387,199	1.0%
Interbank Deposits
Peso-denominated	5,516	0.0%	(2,577)	0.0%
Dollar-denominated	394,546	0.2%	378,535	0.3%
Total	400,062	0.2%	375,958	0.3%
Derivate financial insntrument-Liabilities
Peso-denominated	1,882,322	1.1%	(5,626,021)	-4.3%
Dollar-denominated	48,287	0.0%	7,097,800	5.4%
Total	1,930,609	1.1%	1,471,779	1.1%
Borrowings from other financial institutions (1)
Peso-denominated	5,153,378	3.0%	4,184,213	3.2%
Dollar-denominated	14,567,806	8.4%	9,668,071	7.3%
Total	19,721,184	11.4%	13,852,284	10.5%
Debt securities in issue
Peso-denominated	5,222,568	3.0%	5,383,386	4.1%
Dollar-denominated	14,213,297	8.3%	9,144,017	6.9%
Total	19,435,865	11.3%	14,527,403	11.0%
Repurchase agreements and other similar secured borrowing
Peso-denominated	919,394	0.5%	1,777,276	1.3%
Dollar-denominated	313,062	0.2%	114,683	0.1%
Total	1,232,456	0.7%	1,891,959	1.4%
Other liabilities
Peso-denominated	5,981,989	3.5%	4,546,059	3.2%
Dollar-denominated	2,060,755	1.2%	828,640	0.8%
Total	8,042,744	4.7%	5,374,699	4.1%
Total funding
Peso-denominated	91,418,612	53.0%	74,061,263	55.8%
Dollar-denominated	81,146,336	47.0%	58,202,138	44.2%
Total Liabilities	172,564,948	100%	132,263,401	100%

(1) Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

Cash flows for the Bank include net cash provided by (used in) operating activities, net cash provided by (used in) investing activities and net cash provided by (used in) financing activities. The following table shows those flows for the years ended December 31, 2015 and 2014:

	2015	2014
	(in millions of COP)

Operating activities	1,856,726	(6,667,416)
Investing activities	141,985	934,112
Financing activities	(231,474)	1,630,077
Net increase in cash and cash equivalents	1,767,237	(4,103,227)

During 2015, the Bank reported a positive net cash flow that increased cash and cash equivalents available by COP 1,767 billion. This result is explained by COP 1,856 billion provided by operating activities, COP 142 billion provided by investing activities and COP 231 billion used in financing activities.

Operating Activities

In 2015, operating activities provided liquidity; deposits increased to COP 9.80 billion, the interest received provided COP 12.21 billion and the change in investment securities recognized at fair value through profit and losses was COP 1.72 billion. Loans increased to COP 15.04 billion and the interest paid used COP 3.78 billion of cash.

Net income has been positive; COP 2.61 billion and COP 2.43 billion for 2015 and 2014, respectively.

Investing Activities

In 2015, investing activities provided cash; purchases of debt securities at amortized cost used COP 1.77 billion and purchases of property, plant and equipment used COP 961,827 million; while proceeds from maturities of debt securities provided COP 1.71 billion.

In December 2015 Grupo Bancolombia moved to a 60% ownership of Grupo Agromercantil Holding because of the decision to purchase an additional 20% stake. This transaction provided Grupo Bancolombia with the control of this Guatemalan holding and also the obligation to consolidate the financial information of both banks when reporting to any regulator or other entity.

The purchase of the mentioned 20% of Grupo Agromercantil Holding provided COP 783,803 million as a result of the high level of cash it had at the time of this acquisition. The amount paid for this proportion was COP 477,145 million, while the amount of cash and equivalents this holding had in December 2015 was COP 1.26 billion.

The investing activities related to equity securities at fair value through other comprehensive income and the ones related to joint ventures provided a net cash value of COP 12,359 million and COP 207,527 million during 2015, respectively. The actions related to property, plant and equipment used a net value of COP 672,106 million, while during 2014 the net value used was COP 296,619 million.

Financing Activities

Financing activities required cash during 2015; the decrease in overnight funding was COP 898,652 million while borrowings and long-term debts provided COP 13.53 billion and COP 2.45 billion respectively. Cash was used in paying dividends to stockholders in the amount of COP 785,332 million. Additionally, the repayment of borrowings and payments of long-term debt used COP 13.13 billion and COP 1.37 billion respectively.

Overnight funds are used to complement the Bank’s funding strategy. The Bank decreased significantly this source of cash compared to 2014, where the growth was COP 17,488 million.

Long-term debt is also an important part of the Bank’s funding structure. During 2015, the long-term debt financial activities provided a net cash value of COP 1.079 billion. This value increased significantly as compared to 2014, where the net cash value used by long-term debt was COP 299,317 million explained by the increase in placement of long term-debt.

Payments of dividends to stockholders have increased at least in line with inflation; in 2015 COP 785,332 million were distributed, while in 2014 this value was COP 713,679 million, representing 30% and 29% of the Bank’s net income, respectively.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity amounted to COP 19,279 billion at the end of 2015, up from COP 16,872 billion at the end of 2014.  This increase is the net effect of paying out dividends, generating earnings during the year 2014 and all the other transactions that directly affect the stockholders’ equity.

The Bank’s capital adequacy ratio on a consolidated basis was 12.46% as of December 31, 2015, down from 13.66% in 2014. The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 346 basis points. The basic capital ratio (Tier 1) was 7.51% and the tangible capital ratio, which is equal to the ratio of the difference between stockholders’ equity and goodwill and intangible assets to tangible assets, was 6.41% at the end of 2015. For a full description of our capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2015 (computed considering balance accounts under IFRS) and 2014 (computed considering balance accounts under Colombian Banking GAAP):

	(in millions of COP, except percentages)
	As of December 31, 2015
Long-term senior indebtedness	COP	11,831,968
Subscribed capital		480,914
Legal reserve		15,576,989
Unappropriated retained earnings		-
Non-controlling interest		627,654
Net Income		-
Less:
Long-term investments		(191,435)
Intangibles assets acquired after August 23, 2012		(3,940,516)
Treasury stock		(983)
Primary capital (Tier I)	COP	12,552,623
Provisions for loans		-
Subordinated bonds		7,603,897
Other comprenhensive income related to investments at fair value		(32,325)
Non-controlling interest		493,591
Non-monetary inflation adjustment
Legal reserve		203,725
Computed secondary capital (Tier II)		8,268,888
Technical Capital (1)	COP	20,821,511
Capital Ratios		-
Primary capital to risk-weighted asets (Tier I)		7.51%
Secondary capital to risk-weighted asets (Tier II)		4.95%
Risk-weighted assets included market risk		167,168,400
Technical capital to risk-weighted assets (2)		12.46%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

	(in millions of COP, except percentages)
	As of December 31, 2014
Long-term senior indebtedness	COP	7,129,312
Subscribed capital		480,914
Legal reserve		13,674,305
Unappropriated retained earnings		(527,007)
Minority interest		240,681
Net Income		-
Less:
Long-term investments		(806,501)
Intangibles assets acquired after August 23, 2012		(3,324,174)
Treasury stock		(17,770)
Deferred Income Taxes		-
Non-monetary inflation adjustmet		-
Translation of financial statements of foreign operations		(23)
Primary capital (Tier I)		9,720,425
Provisions for loans		90,289
Subordinated bonds		6,553,543
Reappraisal of assets		(28,846)
Minority interest		253,671
Non-monetary inflation adjustment
Legal reserve		154,601
Computed secondary capital (Tier II)		7,023,258
Technical Capital (1)	COP	16,743,683
Capital Ratios
Primary capital to risk-weighted asets (Tier I)		7.71%
Secondary capital to risk-weighted asets (Tier II)		5.58%
Risk-weighted assets included market risk		126,020,585
Technical capital to risk-weighted assets (2)		13.29%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

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

As further described in Item 11. “Quantitative and Qualitative Disclosure About Market Risk”, the market risk stated in the treasury book is measured using methodologies of VaR, and the position limits are based on the results of these methodologies. The Bank has defined VaR limits that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and also takes advantage of portfolio diversification. In addition to VaR limits, the Bank also uses stop loss advisories to inform senior management when losses are close to certain established thresholds in the trading book. Moreover, for the options portfolio, the Bank has set limits based on the sensitivity of the portfolio to the underlying volatility, foreign currency and interest rates.

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos and U.S. dollars. Those positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to currency risk primarily arises from changes in the U.S. dollar/COP exchange rate. The exposure to currency risk is managed by the Bank’s treasury division. The Bank uses a VaR calculation to limit the exposure to currency risk of its statement of financial position. These limits are supervised on a daily basis by the Bank’s market risk management office. The Bank’s treasury division manages a derivative portfolio which includes forward agreements in foreign currency with the purpose, among others, of hedging its currency exposure.

B.3.	COMMITMENT FOR CAPITAL EXPENDITURES

See “Item 4. Information on the Company - A. History and Development of the Company – Capital Expenditures and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

During 2015, net interest income grew 20% as credit volumes grew compared to 2014. Net provision charges increased significantly over the past year (93% compared to 2014). Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regard to those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 26% during 2015.

Economic activity in Colombia and consumer confidence weakened during the second half of the year. As a result, the pace of loan growth slowed and even the dynamic mortgage market decelerated late in the year. Nevertheless, during 2015, commercial loans grew 31%, consumer loans grew 12%, mortgages increased 22%, and microcredit expanded 35%.

Economic growth in El Salvador was slow in 2015 and Banco Agrícola’s loan book expanded only 3% as there was weak demand from corporates and individuals. This slow growth generated a lagging effect in the Bank’s overall book.

Credit demand in Banistmo was moderate, due to the slow down in economic growth over the last year. The total loan book grew 9%, which was expected in last year’s more challenging environment. This growth level is more in line with growth in Guatemala than with growth in El Salvador, which despite solid financial performance does not provide high growth rates.

Loan growth in Guatemala was the highest in Central America, thereby growing 13% for 2015. GAH in Guatemala operates in Central America’s largest country, which provides a favorable growth environment.

Foreign-denominated loans increased 79% during 2015. Corporations in Colombia and off shore financing, particularly in Central America demanded this type of loan the Banistmo’s loans, all of them denominated in USD, contributed to the growth in this line.

Credit demand is expected moderate even further in 2016 as the economy in Colombia is expected to slow down considerably, as individuals and corporations demand less credit, and as the economy in El Salvador continues to recover from the crisis of 2008 - 2010.

Net Interest Margins

The majority of the Bank’s loan book has a variable rate (53% of loans have a maturity of more than one year and earn interest at variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. The increase in the bank’s cost of funding during the second half of the year contributed to the Bank’s slightly lower net interest margins. As a result, the net interest margin decreased from 5.30% 2014 to 5.25% in 2015.

The Bank’s strategy during the year was to support the net interest margin by changing the mix of deposits and increasing the proportion of average demand deposits (savings and checking accounts) which are less expensive than time deposits and also maintaining funding costs as low as possible on each type of deposit.

More liquidity, a more favorable deposit mix (one with a greater proportion of average demand deposits) and consistent increases in the interest rates in the economy point towards improving net interest margins in 2016.

Cost of credit

For the year 2015, the cost of credit was 1.3% of average loans, which is not comparable to last year’s numbers because of the adoption of full IFRS reporting standards. This credit cost was explained by a minimal deterioration in our loan portfolio.

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

At December 31, 2015 and 2014, outstanding letters of credits and bank guarantees issued by the Bank totaled COP 7,164,613 million and COP 6,727,055 million, respectively.

The table below summarizes all of the Bank’s guarantees issued by the Bank as of December 31, 2015 and 2014. The total amount outstanding represents the maximum potential amount (notional amounts) that could be lost under the guarantees if there was a default in full by all the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Unused credit lines amounted to COP 10,516,134 million and COP 9,438,002 million at December 31, 2015 and 2014.

	Expire within one year at December 31,		Expire after one year at December 31,		Total amount outstanding at December 31,		Maximum potential amount of future losses at December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
	(in millions of COP)
Bank guarantees and letters of credit	4,845,119	4,430,853	2,319,494	2,296,202	7,164,613	6,727,055	7,164,613	6,727,055
Total (COP)	4,845,119	4,430,853	2,319,494	2,296,202	7,164,613	6,727,055	7,164,613	6,727,055

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank’s contractual obligations as of December 31, 2015:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of COP)
Debt securities in issue	19,435,865	1,624,493	1,896,849	4,972,382	10,942,141
Time deposits	48,713,789	34,353,150	9,287,774	2,918,072	2,154,793
Commitments to originate loans	10,516,134	10,516,134	-	-	-
Post-employment benefit plans	676,591	55,353	103,862	125,260	392,116
Finance Lease Obligations	62,619	17,448	41,853	3,318	-
Operating Lease Obligations	6,138	1,978	4,160	-	-
Borrowings from other financial institutions	19,721,184	11,131,373	4,098,244	1,240,253	3,251,314
Total	99,132,320	57,699,929	15,432,742	9,259,285	16,740,364

G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Bank has defined some critical accounting policies, given their significant impact on the financial condition and operating performance of the Bank. For further information read Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons acted as directors and senior management of the Bank:

Directors

David Emilio Bojanini García was born in 1956. Mr. Bojanini holds a degree in industrial engineering from Universidad de los Andes and an MBA with emphasis on actuary from University of Michigan. He has held several positions in the private sector such as CEO of Administradora de Fondos de Pensiones y Cesantías Protección S.A. from 1991 to 2006, and Gerente Actuaría in Suramericana de Seguros S.A. where he worked for 11 years. He has been CEO of Grupo de Inversiones Suramericana S.A. since 2006. Mr. Bojanini is a member of the following boards of directors: Grupo Nutresa S.A., Bancolombia S.A., Grupo Argos S.A., Suramericana S.A. and SURA Asset Management. In Colombia he is the CEO of Consejo Privado de la Competitividad, and he is member the boards of social purpose entities as Fundación para el Desarrollo de Antioquia Proantioquia, Fundación de Empresarios por la Educación and Corporación Colombiana Internacional.

José Alberto Vélez Cadavid was born in 1950. Mr. Vélez holds a degree in administrative engineering from Universidad Nacional de Colombia and a Masters degree in Science in Engineering from the University of California in Los Angeles (UCLA). He has also taken several specialized courses at Harvard University, Northwestern University and Massachusetts Institute of Technology (MIT). He is also an Honoris Causa Engineer from The National School of Engineers of Metz, France (ENIM). He has been the CEO of Grupo Argos S.A. since August, 2003. He has held several management positions at Suramericana de Seguros S.A. including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and CEO of Suramericana S.A. and Suramericana de Seguros S.A. Currently Mr. Vélez is a member of the board of directors of Grupo de Inversiones Suramericana S.A., Celsia S.A. E.S.P., Cementos Argos S.A., Situm S.A.S. and Arcos Dorados (McDonald´s franchise for Latin America). He is also part of the management team of Proantioquia, Codesarrollo, Consejo Empresarial Colombiano para el Desarrollo and Fundación Fraternidad de Medellín. He is a member of the America’s Society/Council of the Americas, located in New York as well as a member of the Administrative Counsil of Universidad EAFIT.

Roberto Ricardo Steiner Sampedro was born in 1959. Mr. Steiner holds a Masters degree in economics from the Universidad de los Andes and with a PhD from Columbia University. Within his professional trajectory Mr. Steiner has held several positions in the Central Bank, such as Director of the Investigation Department and Associate Investigator; he also served as Subdirector and Executive Director of Fedesarrollo, Director of the Economic Development Studies Center of the Universidad de los Andes and as an Alternate Executive Director of the IMF. He is currently an Associate Investigator for Fedesarrollo, a position he has held since March 2013. Mr. Steiner has been a Professor at Universidad de los Andes, Columbia University, Universidad Javeriana and Universidad Nacional; he has also been a guest Visting Researcher for the IMF and a Visting Professor for the NASDAQ’s program in then Lehigh University. He was also a government representative for the Audit Committee for the Coffee Sector Policies. He has been member of the board of directors of the Bogotá Stock Exchange, Credibanco and Ecopetrol. He has been a consultant for IDB, the World Bank, the IMF and the ECLAC. He was a member of the editing committee for the Latin American Economic Policy Review and for Cuadernos de Economía of Universidad Católica de Chile. He has published several books and articles at a national and international level.

Gonzalo Alberto Pérez Rojas was born in 1958. Mr. Pérez holds a law degree from Universidad de Medellín and a post-graduate degree in insurance from Swiss Re, Zurich and a CEO management program certificate from the Kellogg School of Management. He is CEO of Suramericana S.A. and has held different management positions at Compañía Suramericana de Seguros S.A. since 1981, such as Vice President of Corporate Businesses and Vice President of Insurance and Capitalization. Mr. Pérez is currently a member of the boards of directors of Grupo Nutresa S.A., Celsia S.A., Federación Nacional de Aseguradores Colombianos- FASECOLDA, Fundación Suramericana and Fundación Nutresa. He also is a member of the board of directors of Suramericana Panama.

Ricardo Sierra Moreno was born in 1951. Mr. Sierra holds a degree in business administration from Universidad EAFIT. He has been the CEO of Productora Distrihogar S.A. since 1989. He was CFO of Suramericana de Seguros S.A. and Regional Manager of Corporación Financiera Suramericana S.A. Corfinsura. Mr. Sierra is also a member of the board of directors of Crystal Vestimundo S.A., Cusezar S.A., Cadena S.A. and Proantioquia. He has been an independent member of the Bank’s Board of Directors since 2004.

Rafael Martinez Villegas was born in 1942. Mr. Martinez has a degree in business administration from Universidad EAFIT and a Masters degree of science in accounting from Texas Tech University. Over the course of his carreer, he has been Auditor of Peat Marwick, Mitchell & Co, General Manager of Prebel, CEO of Inversiones Aliadas S.A. and Corporación Financiera Aliadas S.A. He is member of the board of directors of the Philharmonic Orchestra of Medellin. Today he is dedicated to his personal businesses.

Hernando José Gómez Restrepo was born in 1957. Mr. Gómez holds a cum laude degree in economics from Universidad de los Andes. He has a PhD in economics, holds Master’s in philosophy and arts, and a post-graduate degree in currency, banking and international economics from Yale University. Mr. Gómez has been a Professor at Universidad de los Andes, and an Assistant Professor at Yale University. He has held the position of Assesment Director the Central Bank, CEO of Consejo Privado de Competitividad, and Chief of the Colombian Government Negotiation Team for the Free Trade Agreement with the United States of America, the National Planning Director of Colombia, among other positions. He is also a part of the board of directors of Editorial la Patria. Mr. Gómez is an independent member of the Bank’s Board of Directors since his appointment in 2013.

José Alberto Vélez Cadavid, Ricardo Sierra Moreno and Rafael Martínez Villegas resigned as members of the Board of Directors on March 16, 2016. The shareholders, in their general meeting on that date, announced the appointment of the following directors as their replacements, who are deemed as independent members:

Arturo Condo Tamayo was born in 1967. Mr. Condo has a PhD in business strategy and competitiveness from Harvard Business School, and holds degree in Electric Engineering from Escuela Superior Politecnica del Litoral Ecuador. He also obtained a Master’s degree in business administration from INCAE. Mr. Condo is a professor and held the position of principal of INCAE Business School between 2007 and 2015. Previously, he was the dean of masters, the Dean of Research and Development and Director of the Centro Latinoamericano para la Competitividad y el Desarrollo Sostenible (CLACDS). He is currently a consultant in companies located in Latin America and Asia in strategic planning and competitiveness strategy. He has also been consultant of multilateral organizations as Inter-American Development Bank (IDB) and the World Bank. He is the CEO of Keyword Centroamérica, an strategic information company he created in 2014.

Andrés Felipe Mejía Cardona was born in 1962. Mr. Mejía is an economist from Michigan University. He holds certificates in strategic planning from Barcelona University, senior management from Universidad de los Andes and Expro program in business administration from Centrum Bevordering Import Ontw.Landn, in Rotterdam. He has been the CEO of MU Mecanicos Unidos S.A.S since 1983 and a member of the board of directors of Fedemetal, Edatel, ISA, Isagen, Fabricato, Internexa and Proteccion.

Luis Fernando Restrepo Echavarría was born in 1958. Mr. Restrepo holds a bachelor's degree in industrial management from the Georgia Institute of Technology and a Master’s degree in business administration from the University of Chicago. He has held several positions in the Marmon Group of Chicago, and was also a part of the Leadership Rotational Program in Chicago at the Rego Company (Production planning and industrial engineering), Hammond Organ Company (accountability) and Marmom Keystone (sales). He began in Crystal S.A.S as International Vice President, then he became an Executive Vice President until 2003, and since 2004 he has acted as CEO. He is part of the board of directors of Andi-Antioquia, Conconcreto, Etiflex and MAS S.A.S.

The cease of functions of the departing members of the board of directors and the exercise of functions of the recently appointed members are subject to confirmation by the SFC.

For additional information regarding the Board of Directors and its functions, see Item “10 Additional Information – B. Memorandum and Articles of Association – Board of Directors”.

Senior Management

Carlos Raúl Yepes Jimenez was born in 1964. He has been the President of Bancolombia since February 2011, and had been previously a member of its Board of Directors for five years. Mr. Yepes was Corporate Vice President of Cementos Argos S.A. from 2003 to 2011, Legal Director of Bancolombia from 1994 to 2003 and also Legal Director of CI Unión de Bananeros de Urabá (“Uniban”) from 1991 to 1994. Mr. Yepes holds a degree in law from Universidad Pontificia Bolivariana and a degree in business law from Universidad Externado de Colombia. Carlos Raul resigned as President of Bancolombia effective as of April 30, 2016, and the Board of Directors has appointed Juan Carlos Mora Uribe as his replacement.

Juan Carlos Mora Uribe was born in 1965. He has been the Corporate Innovation and Digital Transformation Vice President since 2015. He holds a B.A degree from Universidad Eafit and an M.B.A degree from Babson College. Mr. Mora has experience in diverse areas of corporate finance and investment banking and was Vice President of Operations of Corfinsura in 2004. Most recently, Mr. Mora performed the role of Vice President of Risk in 2005, and then he was appointed as Chief Corporate Services Officer until 2015. He will step into the role of CEO of Bancolombia on May 1, 2016.

Maria Cristina Arrastia Uribe was born in 1965. She has been the Chief Personal and SMEs Banking Officer since October 2015. Mrs. Arrastia is a Business Administrator graduated from Eafit University in Medellin. She has performed various roles in Bancolombia, such as Sub-Manager of the trading desk, and Regional Manager of the Corporate Banking of Antioquia. Between 1998 and 2009 she was appointed as Regional Manager for Personal and SME Banking in Antioquia. In 2009 she was appointed as General Manager of Sufi until 2011 when she was appointed to the position of Vice President of Consumer and Housing Credit.

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

Rodrigo Prieto Uribe was born in 1973. He was appointed as Vice President of Risk Management in March 2011. Mr. Prieto has worked at Bancolombia for 12 years holding several positions at different departments of Bancolombia such as analyst, manager of risk administration, planning manager and manager of Capital allocation and risk quantification. Most recently he was the director of planning and projects. He has also been a professor at several universities including Universidad EAFIT, Escuela de Ingenieria de Antioquia and Universidad de los Andes. Mr. Prieto is a civil engineer and has a Master’s degree in economics from Universidad de los Andes and a Master’s degree in finance from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Augusto Restrepo Gómez was born in 1962. He has been the Vice President of Corporate Services since April, 2015. Mr. Restrepo has worked for more than 30 years at the Bank, initiating his career as an assistant, and since then working in different areas of the Bank as Analyst, Sub-Manager, Chief of Department, Regional Manager and Distribution Channels Unit Director. He acted as Management Vice President between 2007 and 2011, year in which he was appointed as Human Resources Management Vice President. Mr. Restrepo holds a degree in business management from Universidad Cooperativa de Colombia, a graduate degree in Marketing from Universidad EAFIT and advanced management studies at Universidad de Los Andes and Universidad de La Sabana.

Mauricio Rosillo Rojas was born in 1969. He has been the Legal Vice President of Bancolombia since December 2008. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, obtained a post-graduate degree in financial law from Universidad de Los Andes, and a Master’s degree in commercial and economic law from the University of Georgia. Mr. Rosillo has held several positions in the public and private sectors, including secretary general of Fedeleasing, Interim Colombian Superintendent of Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Stock Exchange and president of AMV.

Gonzalo Toro Bridge was born in 1960. He has been Vice President of Corporate Banking of Bancolombia since 2003. From 1988 to 1994, he was the Assistant to the Vice Presidency of Corporate and International Banking and from 1994 to 2003 he was the Vice President of Corporate and International Banking. Mr. Toro holds a B.A. degree from Universidad EAFIT and a certificate of attendance from the advanced management program for overseas bankers of the University of Pennsylvania.

Jaime Alberto Velásquez Botero was born in 1960. He has been the Vice President of Strategy and Finance since April 2012. Previously, he held the position of Vice President of Finance of Bancolombia from 1997 to 2012. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department of the Bank. Previously, he worked at C.I. Banacol from 1987 to 1989. Mr. Velásquez holds an economics degree from Universidad de Antioquia.

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

In 2015 the Bank paid each director a fee of COP 5.5 million per month for sitting on the Board, and another fee of COP 5.0 million for attending each session of the committees.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2015 was COP 56.18 billion. Additionally, the bank has established a retirement bonus for senior management, and at the end of 2015 the provision to this effect was COP 29.43 billion. In 2015, no bonus was paid to any retiring senior managers.

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

The Bank paid a total of COP 1,524 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. Such amount includes the sum of approximately COP 130.14 billion that was spent in connection with the incentive compensation plan.

As of December 31, 2015, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pensions payable by the Bank, which amounted to COP 120.54 billion. Decree 4565 of 2010 established the year 2029 as the deadline for amortization.

C.	BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of March 31, 2015.

Name	Elected to the Board	Term Expires
David Bojanini García	2006	2018
Roberto Ricardo Steiner Sampedro	2014	2018
Gonzalo Alberto Pérez Rojas(1)	2004	2018
Hernando José Gómez Restrepo	2013	2018
Luis Fernando Restrepo Echavarría(2)	2016	2018
Arturo Condo Tamayo(2)	2016	2018
Andrés Felipe Mejía Cardona(2)	2016	2018
José Alberto Vélez Cadavid(3)	1996	2016
Ricardo Sierra Moreno(3)(4)	1996	2016
Rafael Martínez Villegas(3)	2010	2016

(1)	Gonzalo Alberto Pérez Rojas had previously served as the Bank’s Director during the period 1990-1994.

(2)	Members appointed by the general shareholders’ metting on March 16, 2016, pending confirmation by the SFC.

(3)	Cease of functions of these members is subject to the confirmation of the appointment of the newly elected members by the SFC.

(4)	Ricardo Sierra Moreno had previously served as the Bank’s Director during the period 1982-1988.

Messrs. Hernando José Gómez Restrepo, Roberto Ricardo Steiner Sampedro, Ricardo Sierra Moreno and Rafael Martínez Villegas act as independent directors in accordance with the Bank’s by-laws and other applicable laws. Upon confirmation of their appointment as members of the Board of Directors by the SFC, Luis Fernando Restrepo Echavarría, Arturo Condo Tamayo and Andres Felipe Mejía Cardona will act as independent members. Consequently, the majority of the Board of Directors is composed of independent directors.

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

Name	Period Served
President
Carlos Raúl Yepes Jimenez	Since 2011

Vice Presidents
Jaime Alberto Velásquez Botero	Since 1997
Juan Carlos Mora Uribe	Since 2005
Mauricio Rosillo Rojas	Since 2008
Maria Cristina Arrastia	Since 1998
Gonzalo Toro Bridge	Since 1998
Augusto Restrepo Gómez	Since 2007
Rodrigo Prieto Uribe	Since 2011
Carmenza Henao Tisnes	Since 2011

For further information about the Bank’s corporate governance practices please see Item 16. “Reserved – B. Corporate Governance and Code of Ethics”.

Audit Committee

In accordance with Colombian regulations, the Bank has an audit committee whose main purpose is to support the Board of Directors by supervising the effectiveness of the Bank’s internal controls. The committee consists of three independent directors, one of whom must be a financial expert, who are elected by the board of directors for a period of two years.

The audit committee is composed of Hernando José Gómez Restrepo, Rafael Martínez Villegas and Ricardo Sierra Moreno. Subject to confirmation by the SFC, Mr. Martínez and Mr. Sierra will cease to be part of the Board of Directors, and two of the newly appointed independent members will be designated by such board to be a part of the audit committee.

Pursuant to applicable U.S. laws for foreign private issuers, Mr. Rafael Martínez Villegas serves as the financial expert of the audit committee.

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

The members of the designation, compensation and development committee are Ricardo Sierra Moreno, David Bojanini Garcia and José Alberto Vélez Cadavid. Subject to confirmation by the SFC, Mr. Sierra and Mr. Vélez will cease to be part of the Board of Directors, and two of the newly appointed members will be designated by such board to be a part of this committee.

Good Governance Committee

The Good Governance Committee consists of at least three (3) members of the Board of Directors, one of them being an independent member. Bancolombia’s President attends this committee on a permanent basis.

The Good Governance Committee has internal regulation to govern aspects such as composition and guests to the meetings, competences, and responsibilities of the Committee and its internal regulations.

The main purpose of this Committee is to assist Bancolombia’s Board of Directors in overseeing compliance with the Corporate Governance measures and review any potential change to such measures.

This Committee shall also support the Board of Directors in cases related to the implementation of succession policies of the Board of Directors and its remuneration.

This Committee furnishes reports on the activities performed by the Bank’s Board of Directors, and approves a yearly report on Corporate Governance, to be submitted before the Shareholders General Meeting.

The members of the Good Governance Committee are David Bojanini García, José Alberto Vélez Cadavid and Rafael Martinez Villegas. Subject to confirmation by the SFC, Mr. Vélez and Mr. Martínez will cease to be part of the Board of Directors, and two of the newly appointed members will be designated by such board to be a part of this committee.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia and its consolidated Subsidiaries	Number of employees employed by Bancolombia
2015	34,392	19,544
2014	30,158	18,867
2013	28,763	18,463

As of December 31, 2015, Bancolombia and its subsidiaries had 34,392 employees, of which 19,544 were employed directly by the Bank. Of the 19,544 employees directly contracted by the Bank, 12,940 are operations personnel and 6,604 are management employees. Of the 19,544 employees, approximately 23.45% are located in the Bogota Region, 11.36% in the South Region, 14.94% in the Antioquia Region, 28.09% in the Medellin headquarters, 12.18% in the Central Region and 9.98% in the Caribbean Region. During 2015, the Bank employed an average of 237 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 23% are part of a labor union called Sintrabancol, 13.65% are members of an industry union called Uneb, 1.13% belong to an industry labor union called Sintraenfi, 0.10% belong to an industry labor union called Uprofin, 0.13% belong to an industry labor union called USF and 0.04% belong to an industry labor union called Aceb. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2014. The agreement has been in effect since November 1, 2014 and is set to expire on October 31, 2017. This agreement applies to approximately 13,424 employees regardless of whether they are members of an union or not and it extends to operating personnel employed by the subsidiaries Banca de Inversión Bancolombia, Valores Bancolombia, Leasing Bancolombia and Fiduciaria Bancolombia. Sintraenfi, the labor union composed of approximately 220 employees, did not take part in the collective bargaining agreement. The latter labor union has made a request for an arbitration court to settle this dispute, a request which is currently in process by the respective judicial authorities, and if it is successful it would cover only the members of the said union; nevertheless, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

With the execution of this agreement, the Bank, Uneb and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

The most important economic aspects of the Agreement are:

1. A pay increase of 7% for the first year. For the second year, the increase (8.77%) was equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between January 2015 and December 2015, plus 200 basis points. For the third year, the increase will be equal to the IPC variation, for the period between November 2015 and October 2016, plus 250 basis points.

For the salary increases corresponding to the second and the third year in which the current collective bargaining agreement is in place, the Bank will apply whichever is greatest between the variation of the IPC for the last 12 months, and the variation of the IPC for the period between October 31 and December 31 of the year in question. The same criteria will be applied for the subsidies and benefits associated to salary increases.

2. Improved benefits, such as, immediate right to access first home loan after 4 years of tenure, increased amounts to the first home loans, improved health insurance coverage, transportation and food assistance. Increase in tuition assistance and a new tuition loan.

E.	SHARE OWNERSHIP

The following directors and members of the senior management owned common shares in Bancolombia as of December 31, 2015: David Bojanini García, Rafael Martinez Villegas, Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas, Gonzalo Toro Bridge and Sergio Pelaez Jaramillo.

The following directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2015: Roberto Ricardo Steiner Sampedro, Gonzalo Toro Bridge, Sergio Pelaez Jaramillo and Julian Botero Larrañaga.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2015, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2016. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares(1)

Grupo de Inversiones Suramericana S.A (2)	237,363,392	16,147,114	46.57%	3.57%	26.36%
Grupo Argos S.A.(3)	28,139,106	-	5.52%	0.00%	2.93%
ADR Program	-	209,986,616	0.00%	46.44%	21.83%
Fondo de Pensiones Obligatorias Protección	21,601,534	51,541,660	4.24%	11.40%	7.60%
Fondo de Pensiones Obligatorias Porvenir Moderado	56,148,347	33,221,398	11.02%	7.35%	9.29%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.

(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., Cia. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

(3)	Represents ownership of Grupo Argos S.A. directly and through its subsidiary Cementos Argos S.A.

As of March 31, 2016, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 51,278 stockholders. A total of 209,986,616 representing 46.44% of preferred shares were part of the ADR Program and were held by 38 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, increasing from 21.77% as of March 31, 2015 to 21.83% by the end of March 2016 as depositary receipts were created throughout the period. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, increased its percentage ownership to 7.60% as of March 31, 2016 compared to 7.22% as of March 31, 2015; and Fondo de Pensiones Obligatorias Porvenir Moderado a Colombian private pension fund manager increased its percentage of ownership to 9.29% as of March 31, 2016 compared to 8.57%, as of March 31, 2015.

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

According to the provisions of the Colombian Commercial Code, neither the Bank’s directors nor its management may, directly or indirectly, purchase or sell shares issued by the Bank while they remain in their offices, except when said transactions are carried out for reasons other than purely speculative and upon prior authorization of (i) the Board of Directors, which shall be granted by the affirmative vote of two-thirds of its members, or (ii) the shareholders; in either case, excluding the vote of the person requesting such authorization, if applicable.

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

Over time, Bancolombia has granted loans and engaged in other transactions with related parties. Such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and required collateral, as those prevailing at the time for comparable transactions with other persons, did not involve more than the normal risk of collectability, and do not present any additional unfavorable terms for the Company.

Between the parent company and its related parties, during the period ended as of December 31, 2015 there were no:

- Loans implying for the borrower an obligation that does not correspond to the essence or nature of the loan agreement.

- Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.

- Operations whose characteristics differ from those carried out with third parties.

Bancolombia, on a non-consolidated basis, had a total amount of COP 2.158.007 million in loans outstanding to related parties as of February 29, 2016. The principal amounts outstandings as of February 29, 2016 includes in this amount are:

Entitiy	Amount outstanding	Accrued Interest	Average Interest rate
Leasing Bancolombia S.A.	1,354,012	13,909	7.32%
Renting Colombia S.A.	220,028	2,571	7.34%
Grupo Odinsa S.A.	161,504	3,541	11.30%
FCP Fondo Inmobiliario Colombia	142,080	515	11.77%
Inversiones CFNS S.A.S.	46,543	698	7.98%

	2015
	Entities that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Bank and associates		Key management personnel
	(in millions of COP)
Statement of financial position:
Investment securities		974,366		-
Loans		16,660		20,194
Customers’ acceptances and derivatives		-		-
Accounts receivable		-		-
Other Assets		5,063		-
Total	COP	996,089	COP	20,194

Deposits		149,916		1,496
Derivatives		-		-
Bonds		2,031		16
Total	COP	151,947	COP	1,512

Transactions Income:
Interest and fees		22,588		1,389
Dividends received		45,736		-
Other income		14		-
Total	COP	68,338	COP	1,389

Expenses
Interest		4,895		23
Fees		-		792
Other expenses		1,006		-
Total	COP	5,901	COP	815

For additional information regarding the Bank’s related party transactions, please see Note 27 to the Consolidated Financial Statements.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-171.

A.2.	LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see “Note 20 to the Consolidated Financial Statements.

A.3.	DIVIDEND POLICY

The declaration, amount and payment of dividends are based on Bancolombia’s unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the board of directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Unless such minimum percentages are waived by an affirmative vote of the holders of 78% of the shares present at the shareholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cashdividends per share (1)(2)	Cash dividends per share (1)(3)
	(COP)	(U.S. dollars)
2015	888	0.267
2014	830	0.319
2013	776	0.394
2012	754	0.412
2011	708	0.395

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2015, 2014, 2013, 2012 and 2011 were paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual Consolidated Financial Statements included in this document.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Year Ending
December 31, 2015	28,880	20,080	48.56	23.69	111,797,200
December 31, 2014	31,300	22,000	66.78	42.50	104,278,406
December 31, 2013	31,460	23,380	70.62	47.59	63,665,433
December 31, 2012	30,600	24,220	69.50	53.78	100,220,776
December 31, 2011	31,100	25,160	69.87	53.56	83,520,522
December 31, 2010	31,820	20,400	69.44	40.10	92,823,574

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombian Stock Exchange			New York Stock Exchange
	COP Per Preferred Share		Trading Volume	USD per ADS
	High	Low	(Number of Shares)	High	Low	Trading Volume (Number of ADSs)
	(in nominal pesos)

2016
First quarter	26,980	20,460	48,443,358	34.56	24.69	20,403,900
2015
First quarter	28,880	23,740	44,059,256	48.56	36.23	32,659,705
Second quarter	28,140	25,400	31,944,253	46.61	39.00	21,519,900
Third quarter	28,400	23,340	35,368,754	43.51	28.68	22,562,300
Fourth quarter	28,100	20,080	48,224,705	39.40	23.69	35,057,000

2014
First quarter	27,440	22,000	58,591,558	56.48	42.77	31,239,335
Second quarter	28,100	25,540	52,735,647	59.60	53.20	23,039,202
Third quarter	31,300	27,100	37,993,293	66.78	56.06	18,297,717
Fourth quarter	30,400	26,020	37,548,935	58.15	42.50	31,702,152

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Month
March 2016	26,980	24,500	34.56	29.85	8,765,600
February 2016	25,200	23,600	30.42	27.51	6,232,600
January 2016	24,000	20,460	29.54	24.69	5,405,700
March 2015	26,220	23,740	41.30	36.23	10,999,516
February 2015	28,880	25,760	48.39	40.93	8,209,348
January 2015	28,880	26,680	48.56	43.81	13,450,841

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

ADRs evidencing ADSs are issuable by The Bank of New York Mellon (the “Depositary”), as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by Bancolombia, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued (as amended, the “Deposit Agreement”). The Deposit Agreement was amended and restated on January 14, 2008. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiduciaria Bancolombia, as agent of the Depositary, currently located at Carrera 48, No. 26 - 85, Medellin, Colombia or Calle 30A No. 6-38, Bogotá, Colombia. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

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

The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of March 31, 2016, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was COP 11,701 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 24,291 billion or USD 8.04 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Stock Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange, as of March 31, 2016, was COP 313,080 billion (USD 104.3 billion), with 89 companies listed as of that date.

D.	SELLING STOCKHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is certain information concerning the Bank’s capital stock and a brief summary of certain significant provisions of the Bank’s bylaws and Colombian corporate law. This description does not purport to be complete and is qualified by reference to the Bank’s bylaws (an English translation of which is attached as Exhibit 1.1 to this Annual Report) and to Colombian corporate law.

Bancolombia’s Corporate Purpose

Pursuant to Article 4 of its bylaws, Bancolombia’s corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, Bancolombia may carry out all the activities and investments authorized to banks. Bancolombia is also authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.

Board of Directors

As of the date of filing of this Annual Report, Bancolombia’s board of directors is composed of seven directors, elected for a two-year term, with no alternate directors. For additional information regarding Bancolombia’s current directors please see Item 6.A, “Directors and Senior Management Directors”.

After being designated, all of the members of the Board of Directors need an authorization from the Superintendency of Finance. The SFC assesses whether the director has an adequate profile for the position according to the requirements under Colombian Law.

According to Decree 3923 of 2006, the election of independent directors must be in a separate ballot from the ballot to elect the rest of directors, unless the reaching of the minimum number of independent directors required by law or by the by-laws is assured, or when there is only one list that includes the minimum number of required independent directors.

According to Law 964 of 2005, 25% of the members of the board of directors shall be independent. An “independent director” is a director who is NOT: (i) an employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the board of directors being re-elected; (ii) shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity’s voting rights or who determine the majority composition of the administration, the board of directors or other corporate bodies of this same entity; (iii) a partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm twenty percent (20%) or more of its total operating income; (iv) an employee or director of a foundation, association or institution that receives significant donations from the issuer. The term “significant donations” is quantified as being twenty percent (20%) or more of the total amount of donations received by the respective institution; (v) an administrator of any entity on whose board of directors a legal representative of the issuer participates; and (vi) any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors.

Elections are made under a proportional representation voting system. Under that system: (i) each holder of common shares is entitled at the annual general shareholders’ meeting to nominate for election one or more directors; (ii) each nomination of one or more directors constitutes a group for the purposes of the election; (iii) each group of nominees must be listed in the order of preference for nominees in that group to be elected; (iv) once all groups have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular group of nominees. Votes may not be cast for particular nominees in a group; they may be cast only for the entire group; (v) the total number of votes casted in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a group of nominees is divisible by the quota of votes, one nominee from that group is elected, in the order of the list of that group; and (vi) when no group has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the group with the highest number of remaining votes cast until all available seats have been filled.

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

Description of Share Rights, Preferences and Restrictions

Bancolombia’s bylaws provide for an authorized capital stock of COP 700 billion divided into 1,400,000,000 shares of a par value of COP 500 each, which must belong to one of the following classes: (i) common shares, (ii) privileged shares; and (iii) shares with preferred dividend and no voting rights (“preferred shares”). Pursuant to Article 8 of the bylaws, all shares issued shall have the same nominal value.

As of December 31, 2015, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 19,279 billion divided into 961,827,000 shares.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings.

Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes: (i) to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year; (ii) to review the annual report prepared by the external auditor; (iii) to determine the compensation for the members of the board of directors, the external auditor and the client representative (defensor del consumidor financiero). The client representative’s primary duty is to solve the individual complaints submitted by clients and users and serve as their spokesman; (iv) to elect directors, the client representative and the external auditor (each for a two-year term); and (v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

Extraordinary general shareholders’ meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting.

Quorum for both ordinary and extraordinary general shareholders’ meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of one or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented. General shareholders’ meetings may be called by the board of directors, the President or the external auditor of Bancolombia. In addition, two or more shareholders representing at least 20% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary meetings and extraordinary meetings convened to approve fiscal year-end financial statements, the reduction of the outstanding capital, the merger, spin-off or sale of more than 25% of the assets, liabilities and contracts, must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 30 calendar days prior to such meeting. Notice of other extraordinary meetings, must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 15 calendar days prior to such meeting listing the matters to be addressed at such meeting.

Except when Colombian law or Bancolombia’s bylaws require a special majority, action may be taken at a general shareholder’s meeting by the vote of two or more shareholders representing a majority of common shares present. Pursuant to Colombian law and/or Bancolombia’s bylaws, special majorities are required to adopt the following corporate actions: (i) a favorable vote of at least 70% of the shares represented at a general shareholders’ meeting is required to approve the issuance of shares without preemptive rights available for shareholders; (ii) a favorable vote of at least 78% of the holders of represented common shares to decide not to distribute as dividend at least 50% of the annual net profits of any given fiscal year; (iii) a favorable vote of at least 80% of the holders of represented common shares and 80% of the holders of outstanding preferred shares to approve the payment of the dividend in shares; and (iv) a favorable vote of at least 70% of the holders of common shares and of outstanding preferred shares to effect a decision to impair the conditions or rights established for such preferred shares, or a decision to convert those preferred shares into common shares.

If the Superintendency of Finance determines that any amendment to the bylaws fails to comply with Colombian law, it may demand that the relevant provisions be modified accordingly. Under these circumstances, Bancolombia will be obligated to comply in a timely manner.

Preferred Shares

The holders of preferred shares are not entitled to receive notice of, attend to or vote at any general shareholders’ meeting except as described below.

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholders vote is required on the following matters, in addition to those indicated above: (i) when voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose. (ii) when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them. (iii) if at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law. (iv) when the registration of shares at the Colombian Stock Exchange or at the Superintendency of Finance, is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

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

Dividends

Common Shares

Once the Consolidated Financial Statements are approved by the general shareholders meeting, the appropriation for the payment of taxes of the corresponding taxable year has been made, and the transfers to the reserves have been performed, then they can determine the allocation of distributable profits, if any, of the preceding year.

Under the Colombian Commercial Code, a company must distribute at least 50% of its annual net profits to all shareholders, payable in cash, or as determined by the shareholders, within a period of one year following the date on which the shareholders determine the dividends. If the total amount segregated in all reserves of a company exceeds its outstanding capital, this percentage is increased to 70%. The minimum common stock dividend requirement of 50% or 70%, as the case may be, may be waived by a favorable vote of the holders of 78% of a company’s common stock present at the meeting.

Under Colombian law and Bancolombia’s bylaws annual net profits are to be applied as follows: (i) first, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of Bancolombia’s paid-in capital; (ii) second, payment of the minimum dividend on the preferred shares; and (iii) third, allocation of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board of directors and the President and may, subject to further reserves required by the by-laws, be distributed as dividends. Under the Bank’s bylaws, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of the preferred shares. Bancolombia’s bylaws requires to maintain a reserve fund equal to 50% of paid-in capital. All common shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially-paid participate in a dividend or distribution in the same proportion than the shares that have been fully paid in at the time of the dividend or distribution.

The general shareholders’ meeting may allocate a portion of the profits to welfare, education or civic services, or to support economic organizations of the Bank’s employees.

Preferred Shares

Holders of preferred shares are entitled to receive dividends based on the profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a minimum preferred dividend equal to one percent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares, if this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.

In the event that the holders of preferred shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire certain voting rights. See Item 10.B. “Memorandum and Articles of Association —Description of Share Rights, Preferences and Restrictions —Voting Rights —Preferred Shares”.

General Considerations Relating to Dividends

The dividend periods may be different from the periods covered by the statement of financial position. In the general shareholders’ meeting, shareholders will determine such dividend periods, the effective date, the system and the place for payment of dividends.

Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they are recorded on Bancolombia’s stock registry, on the appropriate record dates as determined in the general shareholders’ meeting.

Any dividend in shares payable by Bancolombia will be paid in common shares to the holders of common shares and in preferred shares to the holders of preferred shares. Nonetheless, Shareholders at the general shareholders’ meeting may authorize the payment in common shares to all shareholders.

Any dividend in shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, which will include 80% or more of the outstanding preferred shares. In the event that such voting majority is not obtained, shareholders may individually elect to receive a stock dividend or a cash dividend.

Liquidation Rights

Bancolombia will be dissolved if certain events take place, including the following: (i) its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date; (ii) losses cause the decrease of its shareholders’ equity below 50% of its outstanding capital stock, unless one or more of the corrective measures described in the Colombian Commercial Code are adopted by the shareholders within six months; (iii) by decision at the general shareholders’ meeting; and (iv) in certain other events expressly provided by law and in the by-laws.

Upon dissolution, a liquidator must be appointed by the general shareholders’ meeting to wind up its affairs. In addition, the Superintendency of Finance has the power to take over the operations and assets of a bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the Estatuto Orgánico del Sistema Financiero, Decree 663 of 1993. For more information see Item 4. “Information on The Company - B. Business Overview - B.8. Supervision and Regulation - Bankruptcy Considerations”.

Preemptive Rights and Other Anti-Dilution Provisions

Under the Bank’s bylaws, the holders of common shares determine in their meeting the amount of authorized capital stock, and the board of directors has the power to (a) order the issuance and regulate the terms of subscription of common shares up to the total amount of authorized capital stock and (b) regulate the issuance of shares with rights to a preferential dividend but without the right to vote, when expressly delegated at the general shareholders’ meeting. The issuance of preferred shares must always be first approved at the general shareholders’ meeting, which shall determine the nature and extent of any privileges, according to the bylaws and Colombian law.

The Bank’s bylaws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. See Item 3. “Key Information D. Risk Factors Preemptive rights may not be available to holders of ADRs”.

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

Limits on Purchases and Sales of Capital Stock by Related Parties

Pursuant to the Colombian Commerce Code, the members of the Bank’s board of directors and certain of our principal executive officers may not, directly or undirectly, buy or sell shares of our capital stock while they hold their positions, except when dealing with nonspeculative operations and in that case they need to obtain the prior authorization of the board of directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director’s vote) or when deemed relevant by the Board of Directors of the Bank with the authorization of the Shareholders Meeting the affirmative vote of the ordinary majority foreseen in the bylaws, excluding the vote of the petitioner.

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

The Central Bank has consistently made foreign currency available to Colombian private sector entities to meet their foreign currency obligations. Nevertheless, in the event of shortages, foreign currency may not be available to private sector companies and the amounts needed by the Bank to service foreign currency obligations may not be purchased in the open market without substantial additional costs.

The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 1068 of 2015, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration with the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 8 of 2000 and External Regulating Circular DCIN 83 of 2006, both as amended, of the Board of Directors of the Central Bank.

Under Colombian law and the Bank’s by-laws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and preferred shares. For a detailed discussion of ownership restrictions see Item 4. “Information on the Company - B. Business Overview - B.8. Supervision and Regulation – Ownership and Management Restrictions”.

E.	TAXATION

Colombian Taxation

For purposes of Colombian taxation, an individual is a resident of Colombia if he or she has a consecutive or non-consecutive physical presence in Colombia for more than 183 days, including days of arrival and departure from the country, during a 365 continuous days’ period, provided that, if the physical presence is exercised in two different fiscal years, the individual is deemed to be a resident on the second fiscal year. An individual is also considered as resident if he or she meets any of the following conditions:

•	The individual is exempt from income and occasional gains’ taxes in the country, as a consequence of his or her service as a member of the foreign or diplomatic service of Colombia.

•	The individual is a Colombian citizen and during the applicable fiscal year:

(a)	his or her spouse or life partner, or underage children, are residents in Colombia;

(b)	50% or more of his or her income has a Colombian source;

(c)	50% or more of his or her assets are managed or held or deemed to be held in Colombia;

(d)	50% or more of his or her assets are owned in Colombia;

(e)	The Colombian taxation authority has requested evidence of the non-resident status, and it is not provided by the individual; or

(f)	He or she has a fiscal residence in a tax haven jurisdiction.

•	An individual is not considered a tax resident if meets any of the above conditions but fulfills at least one of the following:

(a)	50% or more of the individual’s annual income has its source in the jurisdiction in which they are domiciled; or

(b)	50% or more of its assets are located in the jurisdiction where they are domiciled.

For purposes of Colombian taxation, a legal entity is a resident of Colombia if its principal office is located in Colombia. For this purpose, the principal office means the place where material commercial and management decisions are made.

Foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia when their income has been previously subject to withholding tax, provided that such income results from payments of dividends, capital gains or labor related income.

Pursuant to the International Investment Regime (see “Item 10. Additional Information – D. Exchange Controls”), the preferred shares deposited under the Deposit Agreement constitute a Foreign Institutional Capital Investment Fund (the “Fund”). Under Article 18-1 of the Fiscal Statute, modified by the Law 1607 of 2012, profits of the Fund, excluding dividends, are subject to withholding tax. The applicable taxation rate is 14%, provided that the Depositary is not located in a tax haven, in which case, the applicable taxation rate is 25%.

If the Depositary sells, or otherwise negotiates, the preemptive rights it would be entitled to in the event of a new issue of shares (see Item 3. “Key Information - D. Risk Factors - Risks Relating to the Preferred Shares and the American Depositary Shares ADSs”), the profits obtained from such disposal will be subject to withholding tax.

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

United States Federal Income Taxation Considerations

In General

This section describes the material United States federal income tax consequences generally applicable to a U.S. holder (as defined below) of owning preferred shares or ADSs. It applies to you only if you hold your preferred shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

▪	a dealer in securities,

▪	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

▪	a tax-exempt organization,

▪	a life insurance company,

▪	a person liable for alternative minimum tax,

▪	a person that actually or constructively owns 10% or more of our voting stock,

▪	a person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction,

▪	a person that purchases or sells preferred shares or ADSs as part of a wash sale for tax purposes, or

▪	a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of preferred shares or ADSs and you are:

▪	a citizen or resident of the United States,

▪	a domestic corporation,

▪	an estate whose income is subject to United States federal income tax regardless of its source, or

▪	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the preferred shares represented by those ADRs. Exchanges of preferred shares for ADRs, and ADRs for preferred shares generally will not be subject to United States federal income tax.

Taxation of Dividends and Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market. Because the preferred shares are not listed on any United States securities market, it is unclear whether dividends we pay with respect to the preferred shares will also be qualified dividend income. If dividends we pay with respect to our preferred shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a non-corporate U.S. holder) will be subject to taxation at ordinary income tax rates.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your preferred shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your preferred shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between USD 125,000 and USD 250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of preferred shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the preferred shares or ADSs.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons (including the preferred shares and ADSs), (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the preferred shares or ADSs.

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

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2015. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

The Bank’s Market Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses, (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with Bancolombia’s risk management policies, (c) analyzing the methodologies for valuation of the market value securities and financial instruments design by the official price vendor, (d) reporting to senior management and the board of directors any violation of Bancolombia’s risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the board of directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that every subdivision is prepared to incorporate the new product into their procedures, that every risk is considered before the product is incorporated and that approval is obtained from the board of directors before the new product can be sold.

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

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments measured under amortized cost which are not being given as collateral and any other investment that comprises the Banking Book, such as non-trading positions. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

Interest Rate Risk (Treasury Book):

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

Figure 1. Interest Risk – Sensitivity by Bands and Zones

		Modified Duration		Interest rate fluctuations (basis points)
Zone	Band	Low	High	Pesos	URV	USD
	1	0	0.08	274	274	100
	2	0.08	0.25	268	274	100
Zone 1	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
	11	7.3	9.3	162	170	60
Zone 3	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20	-	162	170	60

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

The interest rate risk VaR increased from COP 172 billion on December 31, 2014 to COP 276 billion on December 31, 2015, due to raise in the position in Colombian government’s treasury bonds (TES) in the liquidity portfolio. During the year 2015, the average interest rate risk VaR was COP 212 billion, the maximum value COP 276 billion, and the minimum value COP 134 billion.

Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund Risk (Treasury Book):

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

The currency risk VaR rose from COP 56 billion as of December 31, 2014 to COP 349 billion as of December 31, 2015 due to the increase in the net long position in U.S. dollars, euros and Guatemalan quetzales. Between December 31, 2014 and December 31, 2015, the average currency risk VaR was COP 144 billion, the maximum value COP 349 billion, and the minimum value COP 58 billion.

The equity risk VaR increased from COP 51 billion as of December 31, 2014 to COP 55 billion as of December 31, 2015 due to the surge in the brokerage firm’s trading position and the increase in the market value of the Bank’s equity positions. Between December 31, 2014 and December 31, 2015, the average equity VaR was COP 57 billion, the maximum value COP 81 billion, and the minimum value COP 49 billion.

The fund risk, which arises from investment in mutual funds, dropped from COP 44 billion as of December 31, 2014 to COP 41 billion as of December 31, 2015. Between December 31, 2014 and December 31, 2015, the average fund risk VaR was COP 41 billion, the maximum value COP 47 billion, and the minimum value COP 36 billion.

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

The total market risk VaR had a 123% surge, going from COP 323 billion in December 31, 2014 to COP 721 billion as of December 31, 2015, due mainly to the rise in the currency risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2014 and December 2015.

	As of December 31,
	2015	2014
	(in millions of COP)
Interest Rate Risk VaR	276,405	171,602
Currency Risk VaR	348,815	56,310
Equity Risk VaR	54,947	50,949
Fund Risk VaR	40,675	44,235

Total VaR	720,842	323,096

Includes Grupo Agromercantil's market risk exposure at a 100%

Between December 31, 2014 and December 31, 2015, the average Total VaR was COP 455 billion, the maximum value COP 721 billion, and the minimum value COP 301 billion.

Non-Trading Instruments Market Risk Measurement

The Banking Book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect Bancolombia’s earnings as a result of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities. The foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

Interest Risk Exposure (Banking Book)

The Bank has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using within a period of twelve months based on hypothetical changes in the interest rates, using a repricing model and assuming positive parallel shifts of 100 basis points (pbs).

Table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (pesos) at the end of December 2014 and December 2015:

Interest Rate Risk

	As of December 31,
	2015	2014
	(in millions of COP)
Assets sensitivity 100 bps	579,393	492,890
Liabilities sensitivity 100 bps	332,079	306,541
Net interest income sensitivity 100 bps	247,314	186,349

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at the end of December 2014 and December 2015:

Interest Rate Risk

	As of December 31,
	2015	2014
	(In thousands of US dollars)
Assets sensitivity 100 bps	74,228	70,345
Liabilities sensitivity 100 bps	69,869	65,746
Net interest income sensitivity 100 bps	4,359	4,599

Includes Grupo Agromercantil's market risk exposure at a 100%

A positive net sensitivity denotes a higher sensitivity of assets side and therefore a rise in interest rates affects positively the Bank’s net interest income. A negative sensitivity denotes a higher sensitivity of liabilities side and therefore a rise in the interest rates affects negatively the Bank’s net interest income. In the event of a decrease in interest rates, the impact in the net interest income would be opposite to the mentioned.

Total Exposure:

As of December 2015, the net interest income sensitivity in local currency for the banking book instruments, entered into for other than trading purposes with positive parallel shifts of 100 basis points was COP 247 million. The sensitivity variation due to interest rate risk between 2014 and 2015 occurred due to the increase in the sensitivity of the loan portfolio.

On the other hand, the net interest income sensitivity in foreign currency in the face of 100 basis points was USD 4.4 million, which is not a significant difference between 2014 and 2015.

Assumptions and Limitations:

Net interest income sensitivity analysis is based on the repricing model and considers the following key assumptions: (a) does not consider prepaid, new operations, defaults, etc., (b) the fixed rate instruments sensitivity includes the amounts with maturity lower than one year and assuming these will be disbursed at market, interest rates and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in energy and construction sectors. Smaller positions are held on the financial sector. Those investments had a 22% decrease in market value, going from COP 337 billion as of December 31, 2014 to COP 262 billion as of December 31, 2015.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2015	2014
	(in millions of COP)
Market Value	261,648	337,097
Delta	14.7%	14.7%
Sensitivity	38,462	49,553

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 38 billion on the structural equity investments market value, going from COP 262 billion to 223 billion.

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

From January 1, 2015 to December 31, 2015, the depositary reimbursed Bancolombia USD 550,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 339 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. The Bank's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2015. In addition, there were no changes in Bank´s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect the bank´s internal control over financial reporting.

Management excluded from its assessment the internal controls over financial reporting of Banco Agromercantil of Guatemala (BAM) and its subsidiaries, except for controls at the acquiring entity related to the accounting and reporting for business combinations which are part of the internal control over financial reporting of Bancolombia Panama. BAM was acquired by Bancolombia Panama through the acquisition of a 40% interest in 2013 and an additional 20% in Grupo Agromercantil on December 30, 2015.

As of the year ended December 31, 2015, Grupo Agromercantil and its subsidiaries represented 6.22% of the Bank’s total assets.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, which report is included on page F-4 of this annual report.

ITEM 16.	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Rafael Martinez Villegas as the “audit committee financial expert” in accordance with SEC rules and regulations.

Our audit committee financial expert, along with the other members of our audit committee, is considered to be independent according to applicable NYSE criteria.

Mr. Martinez has served as the Bank’s audit committee financial expert since he was appointed in October 2012; he owns 11 ordinary shares of Bancolombia and there is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Martinez and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and as a member of the audit committee. Mr. Martinez is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”.

B.	CORPORATE GOVERNANCE AND CODE OF ETHICS

Bancolombia has adopted a Code of Ethics and a Corporate Governance Code, both of which apply to all employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as to the directors of the Bank.

English translations of the Ethics Code and the Corporate Governance Code are posted at Bancolombia’s website at www.grupobancolombia.com.co. The Spanish versions of these codes will prevail for all legal purposes.

The Bank also has a phone line called “ethics line” (línea ética) which is available for anonymous reporting of any evidence of improper conduct.

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See “Item 16. G Reserved – Corporate Governance”.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 14,082 million and COP 11,926 million audited by PricewaterhouseCoopers for the years 2015 and 2014, respectively.

Audit-Related Fees

In 2015 and 2014, Bancolombia paid no other audit-related fees.

Tax Fees

At December 31, 2015 and 2014, Bancolombia and its subsidiaries paid COP 28 million and COP 13 million, respectively for concept of tax fees for professional services related to transfer pricing advice provided by PricewaterhouseCoopers.

All other Fees

In 2015 and 2014, Bancolombia paid no other fees to PricewaterhouseCoopers.

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

During 2015, there were no services approved by the audit committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

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

On March 16, 2016, the Bank’s shareholders, in their general meeting, dismissed Pricewaterhouse Coopers (PWC) as the registered public accounting firm for the Bank and its subsidiaries, pursuant to the corporate governance code which provides a policy to change such firm at least once every ten years.

On the same date, the Bank’s shareholders appointed Deloitte as the new registered public accounting firm beginning on the fiscal year ended in December 31, 2016. This change was approved by the Bank’s audit committee in January 2016. This appointment is subject to confirmation by the SFC.

PWC’s report on the Consolidated Financial Statements, as of, and for the years ended in December 31, 2015 and 2014, did not contain an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of the Bank’s Consolidated Financial Statements for the fiscal periods ended December 31, 2015 and 2014, there have been no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

Further in the two years prior to December 31, 2015 or in any subsequent interim period, Bancolombia has not consulted with Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Bancolombia, and either a report was provided to Bancolombia or oral advice was provided that Deloitte concluded was an important factor considered by Bancolombia in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 029 of 2014, issued by the SFC, contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds, and determines that entities under supervision of the SFC, when making investment decisions, must take into account the recommendations established by the “Country Code” (Código País) and the corporate governance standards followed by the entities who are beneficiaries of the investment.

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

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

•	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. As of December 31, 2015, the Bank’s board of directors included a majority of independent members. For the independence test applicable to directors of Bancolombia, see “Item 10. Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

•	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors, and members of senior management may attend the meetings of the board of directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

•	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee and an Audit Committee, each of which is composed exclusively of directors. For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee and Audit Committee, see “Item 6. Directors, Senior Management and Employees – C. Board Practices”.

•	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.	MINE SAFETY DISCLOSURES

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on October 30, 2015.
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008 (1).
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
7.1	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 22, 2016.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 22, 2016.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 22, 2016.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 22, 2016.
15.1	Consent of Pricewaterhouse Coopers Ltda.

(1)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A

/s/ JAIME ALBERTO VELASQUEZ BOTERO
Name: Jaime Alberto Velasquez Botero.
Title: Vice President, Strategy and Finance

Date: April 22, 2016

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, and other comprehensive income, changes in equity and of cash flows present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31, 2015 and 2014 and January 1, 2014, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management's Report on Internal Control Over Financial Reporting” appearing under Item 15 of the Bancolombia S. A. Form 20-F dated April 22, 2016.

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

April 22, 2016

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management's Report on Internal Control Over Financial Reporting”, management has excluded Grupo Agromercantil Holding S. A. and subsidiaries from its assessment of internal control over financial reporting as of 2015 because it was acquired by the Bank in a purchase business combination during 2015. We have also excluded Grupo Agromercantil Holding S. A. and subsidiaries from our audit of internal control over financial reporting. Grupo Agromercantil Holding S. A. and subsidiaries is a 60%-owned subsidiary whose total assets and total revenues represent 6.22% and 0%, respectively of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

PricewaterhouseCoopers Ltda.

Medellín, Colombia

April 22, 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2015, 2014 and January 1, 2014

(Stated in millions of Colombian pesos)

	Note	December 31, 2015	December 31, 2014	January 1, 2014
Assets
Cash and cash equivalents	4	18,597,614	13,466,783	15,445,977
Financial assets Investments	5.1	14,277,824	12,784,223	13,082,856
Derivative financial instruments	5.2	2,382,168	1,448,845	529,619
Loans and advances to customers		145,620,639	115,173,653	96,403,318
Allowance for loan and lease losses		(5,248,755)	(4,789,257)	(4,473,562)
Loans and advances to customers, net	6	140,371,884	110,384,396	91,929,756
Assets held for sale and inventories	12,31	1,950,808	97,744	53,651
Investment in associates and joint ventures	7	546,549	1,349,697	1,029,482
Investment property	10	1,505,046	1,114,180	984,701
Premises and equipment, net	9	3,241,562	2,646,321	2,426,470
Goodwill and intangible assets, net	8	7,092,255	4,585,849	3,893,518
Deferred tax, net	11	170,482	187,737	239,359
Other assets	13	2,836,675	1,564,106	1,360,974
Total assets		192,972,867	149,629,881	130,976,363
Liabilities and Stockholders' Equity
Liabilities
Deposit from customers	14	121,802,028	94,769,319	86,512,104
Interbank deposits	15	400,062	375,958	229,201
Repurchase agreements and other similar secured borrowing	15	1,232,456	1,891,959	1,016,442
Liabilities relating to assets held for sale	31	1,605,133	-	-
Derivative financial instruments	5.2	1,930,609	1,471,779	621,988
Borrowings from other financial institutions	16	19,721,184	13,852,284	12,478,711
Debt securities in issue	17	19,435,865	14,527,403	12,673,741
Preferred shares		580,959	579,946	299,963
Current tax		193,949	119,654	156,676
Deferred tax, net	11	834,392	543,101	409,842
Post-employment benefit plans	18	546,422	424,558	323,094
Other liabilities	19, 20	4,281,889	3,707,440	3,610,794
Total liabilities		172,564,948	132,263,401	118,332,556
Stockholders' Equity
Share capital	21	480,914	480,914	425,914
Additional paid-in-capital		4,857,454	4,857,454	2,571,399
Appropriated reserves	22	5,877,379	5,130,861	4,372,669
Retained earnings		5,850,588	5,667,037	4,726,819
Accumulated other comprehensive income (loss), net of tax		2,213,114	735,641	84,821
Stockholders’ equity attributable to the owners of the Parent Company		19,279,449	16,871,907	12,181,622
Non-controlling interest		1,128,470	494,573	462,185
Total stockholders equity		20,407,919	17,366,480	12,643,807
Total liabilities and stockholders' equity		192,972,867	149,629,881	130,976,363

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2015 and 2014

(Stated in millions of Colombian pesos, except EPS)

	Note	2015	2014
Interest on loans
Commercial		5,487,993	3,889,542
Consumer		2,333,173	1,997,319
Small business loans		188,438	158,344
Mortgage		1,396,002	1,372,337
Leasing		1,547,634	1,172,218
Interest income on loans		10,953,240	8,589,760
Interest income on overnight and market funds		14,564	11,122
Interest and valuation on investment	24.1	301,840	571,281
Total interest and valuation		11,269,644	9,172,163
Interest expenses	24.1	(4,037,941)	(3,164,611)
Net margin and valuation on financial instruments		7,231,703	6,007,552
Credit impairment charges on loans and financial leases, net		(1,667,680)	(843,597)
Allowances for credit losses on off balance sheet credit instruments		(7,421)	(25,608)
Total net provisions		(1,675,101)	(869,205)
Net interest and valuation income after provisions for loans and financial leases and off balance sheet credit instruments		5,556,602	5,138,347
Fees and other service income	24.3	2,790,557	2,495,417
Fees and other service expenses	24.3	(797,513)	(669,707)
Total fees and income from services, net		1,993,044	1,825,710
Other operating income	24.4	1,372,702	1,136,543
Dividends received and equity method		211,574	122,689
Total operating income, net		9,133,922	8,223,289
Operating expenses
Salaries and employee benefits		(2,255,391)	(1,973,467)
Other administrative and general expenses	25	(2,237,598)	(1,947,375)
Wealth tax, contributions and other tax burden		(675,387)	(438,711)
Provision of goodwill, depreciation and amortization	25	(477,285)	(459,703)
Other expenses		(252,626)	(299,439)
Total operating expenses		(5,898,287)	(5,118,695)
Profit before tax		3,235,635	3,104,594
Income tax		(649,250)	(737,676)
Profit for the year from continuing operations		2,586,385	2,366,918
Net income from discontinuing operations	31	22,513	62,867
Net income		2,608,898	2,429,785
Net income attributable to equity holders of the Parent Company		2,518,890	2,387,086
Non-controlling interest		90,008	42,699
Basic and Diluted earnings per share to common shareholders	26	2,680	2,591
From continuing operations		2,656	2,524
From discontinuing operations		24	67

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2015 and 2014

(Stated in millions of Colombian pesos, except EPS)

	Note	2015	2014

Net income		2,608,898	2,429,785
Other comprehensive (loss) ⁄ income that will not be reclassified to profit or loss
Remeasurement loss related to post-employment benefit plans		(59,434)	(27,297)
Related tax		9,312	6,407
Net of tax amount	11	(50,122)	(20,890)
Unrealized gains or (loss) on investments at fair value through Other Comprehensive Income (OCI)		128,271	(120,627)
Related tax		9,052	(3,110)
Net of tax amount	11	137,323	(123,737)

Total other comprehensive income (loss) that will not be reclassified to profit or loss net of tax		87,201	(144,627)
Other comprehensive profit that may be reclassified to profit or loss
Foreign currency translation adjustments		1,407,675	745,381
Net of tax amount		1,407,675	745,381
Net gain on cash flow hedges		6,378	5,734
Net of tax amount		6,378	5,734
Unrealized (loss) or gains on investments in associates and joint ventures using equity method.		(23,781)	34,021
Net of tax amount		(23,781)	34,021

Total other comprehensive gains that may be reclassified to profit or loss net of tax		1,390,272	785,136
Other comprehensive income, net of tax:		1,477,473	640,509
Total comprehensive income attributable to:		4,086,371	3,070,294
Equity holders of the Parent Company		3,996,363	3,037,906
Non-controlling interests		90,008	32,388

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the year ended December 31, 2014

(Stated in millions of Colombian pesos)

	Attributable to owners of Parent Company
				Other comprehensive income
										Attributable
	Share				Investment	Fair value				to owners	Non-
	Capital	Additional	Appropriated	Translation	at fair value	hedging		Employee	Retained	of Parent	controlling	Total
	(Note 21)	paid-in capital	Reserves	adjustment	through OCI	instruments	Associates	benefits	earnings	Company	interest	equity
Balance as of January 1, 2014	425,914	2,571,399	4,372,669	-	84,115	-	-	706	4,726,819	12,181,622	462,185	12,643,807
Issuance of preferred shares, see Note 21	55,000	2,286,055								2,341,055		2,341,055
For paying a dividend corresponding to 509,704,584 common shares and 342,122,416 prefer shares without voting rights, subscribed and paid as of December 31, 2013 and a dividend corresponding to a number up to 110 million prefer shares without voting rights that might be subscribed in the share issuance			(212,955)						(475,721)	(688,676)		(688,676)
Legal reserve movements			913,838						(913,838)	-		-
Release of reserves by law			(267,739)						267,739	-		-
Increase of reserves by law			288,386						(288,386)	-		-
Other movements (1)		-	36,662						(36,662)	-		-
Net income									2,387,086	2,387,086	42,699	2,429,785
Other comprehensive income				745,381	(113,426)	5,734	34,021	(20,890)		650,820	(10,311)	640,509
Balance as of December 31, 2014	480,914	4,857,454	5,130,861	745,381	(29,311)	5,734	34,021	(20,184)	5,667,037	16,871,907	494,573	17,366,480

(1) This item includes appropriation of profits at the end of the first semester of the Bank’s subsidiaries

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2015 and 2014

(Stated in millions of Colombian pesos)

		Attributable to owners of Parent Company
				Other comprehensive income
										Attributable
	Share				Investment	Fair value				to owners
	Capital	Additional	Appropriated	Translation	at fair value	hedging		Employee	Retained	of Parent	Non-controlling	Total
	(Note 21)	paid-in capital	Reserves	adjustment	through OCI	instruments	Associates	benefits	earnings	Company	interest	Equity
Balance as of December 31, 2014	480,914	4,857,454	5,130,861	745,381	(29,311)	5,734	34,021	(20,184)	5,667,037	16,871,907	494,573	17,366,480
For paying a dividend corresponding to 509,704,584 common shares and 342,122,416 prefer shares without voting rights, subscribed and paid as of December 31, 2014, at a rate of COP 830 per share.									(798,316)	(798,316)		(798,316)
Legal reserve movements			308,442						(308,442)	-		-
Release of reserves by law			(288,386)						288,386	-		-
Increase of reserves by law			377,470						(377,470)	-		-
Non-controlling interest (1)			-								543,889	543,889
Other movements (2)	-	-	348,992						(348,992)	-		-
Recognition of GAH´s gross put obligation (3)									(368,776)	(368,776)		(368,776)
Net income									2,097,161	2,097,161	90,008	2,187,169
Other comprehensive income	-	-	-	1,407,675	137,323	6,378	(23,781)	(50,122)	-	1,477,473		1,477,473
Balance as of December 31, 2015	480,914	4,857,454	5,877,379	2,153,056	108,012	12,112	10,240	(70,306)	5,850,588	19,279,449	1,128,470	20,407,919

(1) The increase in the category of non-controlling interest is due to the inclusion of GAH in the consolidated financial statements, see Note 8.3 Acquisition of Grupo Agromercantil Holding S.A. and the translation adjustment of non-controlling interest.

(2) This item includes appropriation of profits at the end of the first semester of the Bank’s subsidiaries that have prepared semi-annual financial statements.

(3) Due to contractual terms, the non-controlling interest of GAH is entitled to sell its interest to the Bank. See Note 8.3. Acquisition of Grupo Agromercantil Holding.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended 31, 2015 and 2014

(Stated in millions of Colombian pesos)

	2015	2014

Net income (loss)	2,608,898	2,429,785
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	481,558	435,214
Equity Method	(122,477)	(60,547)
Deferred income tax	296,535	270,277
Allowance for loan and lease losses	2,190,333	1,308,825
Allowances for credit losses on off balance sheet credit instruments	26,254	(1,229)
(Gain) Loss on sales on assets held for sale	(8,453)	229,371
Gains on sale of mortgage loans and other assets	(2,247)	(35,776)
Valuation gain on investment securities	(478,387)	(502,047)
Loss on sale on investment in subsidiary	18,643	-
Valuation gain on derivative contracts	(558,972)	134,488
Goodwill impairment	-	3,179
Wealth/Equity tax (expenses)	162,302	94,615
Income tax (expenses)	351,648	467,399
Other non-cash items	(45,408)	4,539
Net interest	(7,140,043)	(5,715,922)
Change in assets and liabilities:
Decrease (Increase) in derivatives	64,456	(483,881)
Increase in accounts receivable	(680,752)	(478,288)
Increase in loans	(15,036,979)	(13,008,841)
Increase in other assets	(465,403)	(215,422)
Decreasein accounts payable	(359,628)	(554,738)
Increase (decrease) in other liabilities	535,817	21,561
Increase in deposits	9,797,802	2,869,712
(Decrease)Increase in estimated liabilities and provisions	(7,842)	101,402
Change in investment securities recognized at fair value through profit or loss	1,729,280	381,104
Proceeds from sales of assets held for sale	185,777	-
Others	-	26,094
Wealth/Equity tax paid	(162,302)	(94,615)
Income tax paid	(159,795)	(79,036)
Dividend received	192,911	31,582
Interest received	12,214,438	8,957,399
Interest paid	(3,771,238)	(3,203,620)
Net cash provided by (used in) operating activities	1,856,726	(6,667,416)
Cash flow from investment activities:
Purchases of debt securities at amortized cost	(1,768,079)	(3,018,016)
Proceeds from maturities of debt securities at amortized cost	1,713,200	4,297,720
Purchase of Grupo Agromercantil Holding, net of cash acquired	783,803	-
Purchases of equity instruments and interests in joint ventures	(9,602)	-
Proceeds from equity instruments and interests in joint ventures	229,488	-
Purchases of premises and equipment and investment property	(961,827)	(774,976)
Proceeds from sales of premises and equipment and investment property	289,721	478,356
Proceeds from sales of investments in subsidiaries, net of cash sold	(248)	-
Purchase of other long-term assets	(134,471)	(48,972)
Net cash provided by investing activities	141,985	934,112
Cash flows from financing activities:
(Decrease) Increase in overnight funds	(898,652)	1,015,052
Proceeds of borrowings	13,533,749	7,549,533
Repayment of borrowings	(13,132,534)	(8,547,097)
Placement of long-term debts	2,452,213	1,560,804
Payment of long-term debts	(1,372,837)	(1,860,121)
Issuance of preferred shares	-	2,625,585
Redemption of preferred shares by Banistmo	(28,081)	-
Dividends paid	(785,332)	(713,679)
Net cash (used in) provided by financing activities	(231,474)	1,630,077
Effect of exchange rate changes on cash and cash equivalents	3,571,557	2,124,033
Increase (Decrease) in cash and cash equivalents	1,767,237	(4,103,227)
Cash and cash equivalents at beginning of year	13,466,783	15,445,977
Cash and cash equivalents at end of year(1)	18,805,577	13,466,783

(1)	COP 18,805,577 includes cash and cash equivalents related to assets held for sale amounted to COP 207,963. See Note 31 Discontinued Operations.

These consolidated statements of cash flows include the following non-cash transactions for the years 2015 and 2014:

a. Restructured loans that were transferred to foreclosed assets amounting to COP 185,042 and COP 169,798, respectively.
b. Foreclosed assets donation amounting to COP 4,539 in 2014; during 2015 there were no foreclosed assets donations.

The accompanying notes form an integral part of these Consolidated Financial Statements

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 and 2014 and January 1, 2014

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company is a credit establishment, listed in the Colombia Stock Exchange “BVC,” as well as in New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales and was constituted under the name of Colombian Industrial Bank (BIC) according to public deed number 388, dating January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia. On April 3, 1998, by means of public deed No. 633, Colombian Industrial Bank S.A. (BIC) merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the Banking business through banking establishments that carry its name and according to all applicable legislation. The Parent Company will be able to keep holdings in other corporations, wherever authorized by law, according to all terms and requirements, limits or conditions established therein.

The consolidated structure of the Parent Company includes the following operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Leasing, Trust, Investment banking, Brokerage, Off Shore and others. These activities of the Bank (“The Bank”) are described in Note 4, Operating segments.

The duration contemplated in the statutes is until December 8, 2044, but it can be dissolved or renewed before the conclusion of that period. The operating license was authorized definitively by the Superintendency of Finance (“SFC”) according to Resolution number 3140 on September 24, 1993. Concerning statutory reforms, in 2015 and by means of public deed number 6,290 dating November 27, 2015 from Notary's Office 25 of Medellin, a statutes reform was formalized, whose main changes were the increase of the authorized capital to COP 700,000, represented in 1,400 millions of shares with nominal value of COP 500 each share and adjustments regarding Corporate Governance.

The Parent Company has 19,544 employees, and operates through 827 offices, 6,595 banking Correspondents and 564 Mobile service spots in Colombian territory.

The Parent Company also has an agency in Panama City, Panama, and representative offices in Peru and Guatemala.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.	Basis for preparation

The consolidated financial statements of the Bank are prepared in accordance with the International Financial Reporting Standards (hereinafter, IFRS) issued by the International Accounting Standards Board (hereinafter, IASB), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, IFRS IC).

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates which, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed, recognizing the revision in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.

Non-financial assets and liabilities are measured at cost or amortized cost, and financial assets and liabilities and investment properties are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, and those equity investments measured at fair value through Other comprehensive income (“OCI”); likewise all the financial derivatives and assets and liabilities recognized that are designated as hedged items in a fair value hedge, whose carrying value is adjusted with changes in fair value attributable to the hedged risk.

The consolidated financial statements are stated in Colombian pesos and its figures are stated in millions, except earnings per share and the market exchange rate, which are stated in Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

According to Colombian law, the Bank must prepare separate and consolidated financial statements, which have been prepared in accordance with Decree 2784 of 2012 and 3024 of 2013 issued by the Ministry of Finance and Public Credit. This technical framework has been set up based on the IFRS issued by the IASB standards effective until December 31, 2013 and their corresponding amendments.

The Parent Company’s separate financial statements are those that serve as the basis for the distribution of dividends and other appropriations by the stockholders. The consolidated financial statements are presented before the General Meeting of Stockholders for information purposes only.

B.	Presentation of financial statements

The Bank presents the statement of financial position ordered by liquidity level. Financial assets and liabilities are offset in the consolidated statement of financial position only when there is a legally enforceable right to offset the amounts recognized and there is an intention to settle on the net amount, or to realize the asset and settle the liability simultaneously.

The consolidated statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset, unless such compensation is permitted or required by any accounting standard or interpretation, and is described in the Bank's policies.

The consolidated statement of cash flows was prepared using the indirect method, which adjusts accrual basis net profit or loss for the effects of non-cash transactions, and valuation gains or losses related to investment or financing activities.

C.	Consolidation

1.	Subsidiaries

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries for the periods ended on December 31, 2015 and 2014 and January 1, 2014. (Opening balance sheet). The Parent Company consolidates the statement of income and statement of financial position of the entities on which it exerts control.

In accordance with IFRS 10, a subsidiary is an organization controlled by any of the companies that conform The Bank, as long as they have:

-	Power over the investee that give it the ability to direct their relevant activities that significantly affect its performance.

-	Exposure or rights to variable returns for its involvement with the investee.

-	Ability to use its power over the investee to affect the investor return amounts.

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

Name	Country of business	Corporate purpose	% of ownership interest December 2015	% of ownership interest December 2014
Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing businesses	100%	100%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust businesses	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Financial services	100%	100%
Valores Bancolombia S.A. Comisionista de bolsa	Colombia	Stock market Commission agent	100%	100%
Compañía de Financiamiento Tuya S.A.(1)	Colombia	Financial services	99.99%	99.99%
Renting Colombia S.A.	Colombia	Operative leasing	100%	100%
Transportempo S.A.S.	Colombia	Transport services	100%	100%
Valores Simesa S.A.	Colombia	Several	68.57%	68.57%
Inversiones CFNS S.A.S.	Colombia	Investors	99.94%	99.94%
CFNS Infraestructura S.A.S. (2)	Colombia	Investors	-	99.94%
BIBA Inmobiliaria S.A.S.	Colombia	Real estate	100%	100%
Vivayco S.A.S. (in settlement)	Colombia	Portfolio purchase	74.95%	74.95%
Uff Móvil S.A.S. (3)	Colombia	Mobile network operator	-	75.05%
FCP Fondo Colombia Inmobiliario S.A.	Colombia	Real estate	50.21%	50.21%
PA Cartera LCB	Colombia	Portfolio management	100%	100%
Prosicol S.A.S. (in settlement)	Colombia	Pre-operating stage	68.57%	68.57%
Fideicomiso “Lote Abelardo Castro”.	Colombia	Mercantil trust	68.23%	68.23%
Bancolombia Panamá S.A.	Panama	Commercial bank	100%	100%
Valores Bancolombia Panamá S.A.	Panama	Stock market Commission agent	100%	100%
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100%	100%
Sistema de Inversiones y Negocios, S.A. Sinesa	Panama	Investments	100%	100%
Banagrícola S.A.	Panama	Holding	99.16%	99.16%
Banistmo S.A.	Panama	Banking	100%	98.12%
Banistmo Investment Corporation S.A.	Panama	Trust businesses	100%	98.12%
Financiera Flash S.A.	Panama	Financial services	100%	98.12%
Grupo Financomer S.A.	Panama	Financial services	100%	98.12%
Seguros Banistmo S.A. (4)	Panamá	Insurance company	-	98.12%
Leasing Banistmo S.A.	Panama	Leasing businesses	100%	98.12%
Securities Banistmo S.A.	Panama	Purchase and sale of securities	100%	98.12%
Banistmo Capital Markets Group Inc.	Panama	Purchase and sale of securities	100%	98.12%
Anavi Investment Corporation S.A. (5)	Panama	Real estate broker	98.12%	98.12%
Williamsburg International Corp.	Panama	Real estate broker	100%	98.12%
Van Dyke Overseas Corp.	Panama	Real estate broker	100%	98.12%
Desarrollo de Oriente S.A. (5)	Panama	Real estate broker	98.12%	98.12%
Bien Raices Armuelles S.A. (6)	Panama	Real estate broker	-	98.12%
Steens Enterprises S.A. (5)	Panama	Portfolio holder	98.12%	98.12%
Ordway Holdings S.A. (5)	Panama	Real estate broker	98.12%	98.12%

Name	Country of business	Corporate purpose	% of ownership interest December 2015	% of ownership interest December 2014
Financomer S.A.	Panama	Financial services	100%	98.12%
Banistmo Asset Management Inc.	Panama	Purchase and sale of securities	100%	98.12%
M.R. C Investment Corp.(7)	Panama	Real estate broker	-	98.12%
Inmobiliaria Bickford S.A.	Panama	Real estate broker	100%	98.12%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.36%	97.36%
Credibac S.A. de C.V.	El Salvador	Trust businesses	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Stock market Commission agent	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operative leasing	100%	100%
Fondo de Inversión en Arrendamiento Operativo - Renting Perú	Peru	Operative leasing	100%	100%
Capital Investments SAFI S.A.	Peru	Trust businesses	100%	100%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust businesses	98.81%	98.81%
Leasing Perú S.A.	Peru	Leasing	100%	100%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%	99.16%
Grupo Financiero Agromercantil Holding S.A. (8)	Guatemala	Holding	60.00%	-
Banco Agromercantil de Guatemala S.A. (8)	Guatemala	Banking	60.00%	-
Mercomer Bank Ltd.(8)	Guatemala	Banking	60.00%	-
Seguros Agromercantil S.A.(8)	Guatemala	Insurance company	59.17%	-
Financiera Agromercantil S.A.(8)	Guatemala	Financial services	60.00%	-
Agrovalores S.A. (8)	Guatemala	Securities brokerage	60.00%	-
Tarjeta Agromercantil S.A. (8)	Guatemala	Credit Card	60.00%	-
Arrendadora Agromercantil S.A.(8)	Guatemala	Operating Leasing	60.00%	-
Agencia de Seguros y Fianzas Agromercantil S.A. (8)	Guatemala	Insurance company	60.00%	-
Asistencia y Ajustes S.A. (8)	Guatemala	Services	60.00%	-
Serproba S.A. (8)	Guatemala	Refurbishment and remodelling services	60.00%	-
Servicios de Formalización S.A.(8)	Guatemala	Loans formalization	60.00%	-
Conserjeria, Mantenimiento y Mensajería S.A.(8)	Guatemala	Maintenance services	60.00%	-
Media Plus S.A. (8)	Guatemala	Advertising and marketing	60.00%	-
New Alma Enterprises Ltd.(8)	Bahamas	Investments	60.00%	-
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100%	100%
Suleasing Internacional USA Inc. (9)	United States	Leasing	-	100%
Bancolombia Caymán S.A.	Cayman Islands	Commercial bank	100%	100%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%	99.16%

(1) See Note 31 'Discontinued operations'

(2) Investment liquidated by Inversiones CFNS S.A.S. during 2015.

(3) Investment sold by Inversiones CFNS S.A.S. during 2015.

(4) Investment sold for Banistmo S.A. during 2015.

(5) Investments in non-operational stage

(6) Investment absorbed by Van Dyke Overseas Corp during 2015.

(7) Investment liquidated for Banistmo S.A. during 2015.

(8) See Note 8.3 “Agromercantil Group Holding (GAH) acquisition”

(9) Investment liquidated by Bancolombia Panamá S.A. during 2015.

The consolidation process combines the assets, liabilities and income of the Parent Company and its subsidiaries, after adjusting in order to adopt uniform accounting practices and accounting policies.

Transactions and balances in foreign currencies are converted by the Bank and its subsidiaries to Colombian pesos using the exchange rates applicable on the corresponding dates when the transactions were originated, as established by the Superintendency of Finance.

Intercompany operations and balances between Bancolombia Group companies are eliminated upon consolidation.

Non-controlling interests in controlled entities are presented in equity separately from the Parent Company stockholders equity. When the Bank loses control over a subsidiary, any residual interest to withhold is measured at fair value; gains or losses arising from this measurement are recognized in profit or loss.

2.	Investments in associates and joint ventures

An associate is an entity over which the Bank has significant influence, without total or joint control.

A joint venture is an entity that the Bank controls jointly with other participants, where both maintain a contractual agreement that establishes joint control over the relevant activities of the entity.

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities assumed, is recognized as goodwill. Goodwill is included in the carrying amount of the investment.

The income of the associate or joint venture is incorporated in the consolidated financial statements using the equity method. Under this method the investment is initially recorded at cost and adjusted to changes in the shares of the Bank in the joint venture or associate's net assets after the date of acquisition, less any loss due to impairment of the investment value. The losses of the associate or joint venture that exceed the amount of the Bank's investment are not recognized.

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting practices and policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank in other comprehensive income items obtained by measuring the assets and liabilities at fair value through OCI is recognized, as well as gains and losses recognized by the associate or joint venture, in accordance with the Bank's participation in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost.

The unrealized gain or loss of an associate or joint venture is presented in the comprehensive statement of income net of tax. Changes in the investment´s participation recognized directly in equity and other comprehensive income of the associate or joint venture are considered in the consolidated statement of equity and consolidated statement of other consolidated comprehensive income.

The dividends received in cash from the associate or joint venture reduce the investment carrying value.

The Bank periodically analyzes the existence of impairment indicators and the possibility of recognizing losses by impairment of the associate or joint venture. Impairment losses are recognized in profit or loss and are calculated as the difference between the recoverable amount of the associate or joint venture, using the higher value between its value in use and its fair value less costs of disposal, and their carrying value.

When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remained at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income) and the fair value of the retained residual investment; is recognized in profit or loss.

3.	Funds administration

The Bank manages assets held in private common funds and other means of investment. Assets managed by the Bank’s subsidiaries and owned by third parties are not included in the consolidated financial statements unless control exists under IFRS 10.

To determine whether the Bank controls the funds, all of the following conditions are taken into account:

•	Power over the investee.

•	Exposure, or rights, to variables returns from the Bank’s involvement with the investee, and

•	The ability to use its power over the investee to affect the amount of the investor’s returns.

The Bank consolidates the following funds:

Funds	Country	% Of ownership interest	December 31, 2015	December 31, 2014	January 1, 2014
FCP Fondo Colombia Inmobiliario S.A.	Colombia	50.28%	1,550,219	1,348,833	1,048,096
PA Cartera LCB	Colombia	100.00%	1,214,044	1,095,732	966,431
Suvalor Panamá Fondo de Inversión	Panama	100.00%	53,939	64,522	61,021
Fideicomiso “lote Abelardo Castro”	Colombia	68.23%	8,994	7,962	7,481
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Perú	100.00%	236	179	145

For all of the aforementioned funds, the Bank has participated in the design of the structured entity, establishes operating and financial decisions of the funds and it is exposed to variable returns such as dividends or returns paid in quarterly installments.

The commissions earned by asset management funds are included in the statement of income as “Fees and other service income”.

4.	Non-controlling interest

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank’s equity. Similarly profit or loss and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company.

Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.

As of December 31, 2015 and 2014 and January 1, 2014, the portion of ownership in the FCP Colombia Inmobiliario S.A. was 49.72%, 49.72% and 49.79%, respectively, reason for which is considered as a significant non-controlling interest for the Bank and its subsidiaries. The principal place of business of FCP Colombia Inmobiliario is Bogotá (Colombia).

On December 30, 2015 Bancolombia Group Acquired 60% of Grupo Agromercantil Holding S.A. (GAH), the Group conserves 40% of non-controlling interest. For further information about the acquisition of GAH and the net assets acquired see note 8.3.

As of December 31, 2014, there were not dividends declared by the subsidiary aforementioned. In contrast, there were returns paid in quarterly installments due to the nature of its business, which mainly comprises: long- term investment in real estate considering low risk options.

The following table summarizes the assets, liabilities and profits as of December 31, 2015 and 2014, and as of January 1, 2014 related to the FCP Colombia Inmobiliario:

	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Assets	1,550,219	1,348,833	1,048,096
Liabilities	661,973	590,191	359,875
Equity	888,246	758,642	688,221

Income
Valuation gains	48,805	18,974	-
Rents	104,379	84,270	-
Other income	99,983	50,195	-
Total	253,167	153,439	-
Expenses
Interest on loans	52,451	57,475	-
Trust fees	8,819	7,225	-
Other expenses	36,936	16,955	-
Total	98,206	81,655	-

The information above is the amount before inter-company eliminations.

As of December 31, 2015 and 2014, the profit allocated to non-controlling interest amounted to COP 69,074 and COP 31,238, respectively.

As of December 31, 2015 and 2014, and January 1, 2014 the accumulated non-controlling interest of the FCP Colombia Inmobiliario S.A. amounted to COP 442,314, COP 372,812, and COP 342,200, respectively.

As of December 30, 2015, the portion of ownership in Grupo Agromercantil Holding was 40.00%, reason for which is considered as a significant non-controlling interest for the Bank and its subsidiaries. The principal place of business of Grupo Agromercantil and its subsidiaries is detailed in section 2 of this Note.

The following table summarizes the assets and liabilities as of December 31, 2015 of Grupo Agromercantil Holding.

December 31, 2015
In millions of COP
Assets	12,137,258
Liabilities	10,792,953
Equity	1,344,305

For the year 2015, the dividends received from Grupo Agromercantil amounted to COP 33,403. The acquisition by stages of this subsidiary took place in December 2015, and the transaction is detailed in 8.3. ‘Acquisition of Grupo Agromercantil Holding’.

D. Use of estimates and judgments

The preparation of consolidated financial statements requires the Bank's management to make judgments, estimates and assumptions that affect the application of accounting policies and the recognized amounts of assets, liabilities, income and expenses. The actual outcome can differ from these estimates. These estimates refer to:

–	Valuation of goodwill:

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which the Bank will benefit from the acquisition. The valuation models used to determine the fair value of the acquired companies are sensitive to changes in the assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 8, for further information related to carrying amount, valuation methodologies, key assumptions and the allocation of goodwill.

–	Deferred income taxes:

Deferred tax assets (‘DTA’) are recorded for all deductible temporary differences or carry forwards when it is probable that the Bank can utilize the deductible temporary difference against sufficient taxable income in future periods. In determining the DTA, the Bank performs a review of future taxable income (required for reversing temporary differences and carry forwards) and future reversals of existing taxable temporary differences. Due to the continuing weak economic conditions, the determination of the DTA, involves difficult judgments to estimate future taxable income.

With regard to state taxes, Bancolombia is subject to Colombian tax legislation. In the case of its companies based in Guatemala, Puerto Rico, El Salvador, Panama (only applicable to Banistmo and its subsidiaries) and Peru, it must also calculate the corresponding taxes according to Guatemalan, Puerto Rican, Salvadorian, Panamanian and Peruvian tax legislations.

The application of tax legislation is subject to diverse interpretations on the part of both taxpayers and the relevant tax authorities

The deferred tax asset is considered as a critical accounting policy, due to tax determinations involving estimates of profits and future taxable incomes that will be settled in future years; such estimates can be affected by changes in economic conditions. See Note 11 for further information related to the nature of the deferred tax assets recognized by the Bank and their carrying amount.

–	Provisions and contingent liabilities:

The Bank is subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on management’s best estimates and reserves are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable or remote. Provisions are recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved. Changes in these assessments can lead to changes in recorded reserves.

The Bank considers the estimates used to determine the reserves for contingent liabilities are critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and its advisers, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and its carrying amounts. See Note 20.

–	Impairment for credit risk:

Determining the allowance for loan losses requires a significant amount of management judgment and estimates in, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. The Bank assess if an asset or a group of financial assets is impaired and if impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The estimates are considered as critical accounting judgement because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Bank’s estimated losses (as reflected in the provisions) and actual losses would require the Bank to record provisions which, if significantly different, could have a material impact on its future financial condition and results of operations. The Bank’s assumptions about estimated losses are based on past performance, past customer behavior, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses. For further information regarding risk management (see section Risk Management).

–	Fair value of financial assets and liabilities:

Financial assets and liabilities recorded at fair value on the Bank’s statement of financial position include mainly debt and equity securities classified at fair value through profit or loss or at fair value through other comprehensive income, respectively and derivatives contracts.

IFRS 13 specifies different levels of inputs that may be used to measure the fair value of financial instruments classified as levels 1, 2 and 3. In accordance with IFRS 13 the financial instruments are classified as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

For further details, as carrying amount and sensitivity disclosures, please see Note 29 ‘Fair value of assets and liabilities’.

E. Recently Issued Accounting Pronouncements Applicable in Future Periods

IFRS 9, Financial Instruments: This Standard was developed in three phases and is mandatorily effective for the periods beginning on or after January 1, 2017, with early adoption permitted.

The first stage of this standard presents the requirements for the recognition, classification and measurement of financial assets. In November 2009, the IASB issued the amendments related to classification and measurement of financial assets, in October 2010 some requirements regarding to classification and measurement of financial liabilities were issued, in July 2014, some additional guidance was provided by the IASB related to classification and measurement of financial assets establishing 3 categories for the measurement of financial assets: Amortized cost, fair value through comprehensive income and fair value through profit or loss.

The second and third stages present: a) the impairment model based on “expected loss” and -issued in July 2014-; and b) hedge accounting –issued in November 2013-, which requires an economic relationship between the hedged item and the hedging instrument and that the hedging ratio be the same ratio that the entity uses for risk management.

The Bank opted for the early adoption of the version of the first phase of this standard (issued in October 2013), which is related to the recognition, classification and measurement of financial instruments.

The Bank has not adopted the hedging accounting nor the expected losses impairment model included in IFRS 9 – November 2013, as a consequence, the measurement of impairment losses and hedge effectiveness are recorded in accordance with IAS 391.

IFRS 15, Revenue from contracts with customers: On May 28, 2014, the IASB issued IFRS 15, which clarifies how an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Likewise entities are required to provide more useful information related to significant judgments, nature and costs to obtain or fulfil a contract with a customer.

The standard must be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. Management is currently evaluating the impact the changes adoption of IFRS 15 would have on the Bank’s financial statement and disclosures. Management is currently evaluating the impact the changes from adopting IFRS 9 would have on the Bank’s financial statement and disclosures.

IFRS 16, Leases: In January, 2016, the IASB issued IFRS 16 to replace IAS 17. Accounting for finance leases will remain substantially the same. Operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. Applying that model, a lessee is required to recognize:

(a)	Assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and

(b)	Depreciation of lease assets separately from interest on lease liabilities in the income statement. The effective date is January 1, 2019.

Management is currently evaluating the impact the changes from adopting IFRS 16 would have on the Bank’s financial statement and disclosures.

Amendment to IFRS 11 Joint Arrangements: The amendments clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The amendment will have an impact on the Bank’s financial statements only in case of an acquisition of a joint arrangement.

Amendment to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: The amendments clarify that the use of a revenue based depreciation and amortization method is not appropriate, and provide a rebuttable presumption for intangible assets. The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Management is currently evaluating the impact the amendments would have on the Bank’s financial statements.

Amendment to IAS 27 Separate Financial Statement - Equity method: The amendment restore the option to use the equity method to account for investments in subsidiaries, joint ventures and associates in the separate financial statements. The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendment to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: The amendments relate to an inconsistency between IFRS 10 and IAS 28 and clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Any possible impacts arising from adopting these changes are being evaluated and will be completed up to the date this standard comes into force.

1 In accordance with IFRS 9, an entity that applies early adoption for stage 1 ‘classification and measurement model’ is able to decide whether or not to apply the hedge accounting based on IAS39, instead of model required by IFRS 9 until the effective date comes into force (for annual periods beginning on January 1, 2018).

Amendment to IAS 1 – Presentation of Financial Statements: The amendments clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Management is assessing the impact that the amendments would have on the Bank’s financial statements.

Amendment to IAS 7 Cash Flow Statement: In January 2016, the IASB issued guidance requiring accompanying disclosures to the statement of cash flow that include a reconciliation of changes in liabilities arising from financial activities, considering both cash and non-cash transactions. The amendment is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. Any possible impacts arising from adopting these changes are being evaluated and will be completed up to the date this standard comes into force.

F. Significant Accounting Policies

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Functional and presentation currency

Items included in the financial statements of each of the Bank’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Colombian pesos, which is the functional currency for the Parent Company (the main subsidiary), and the presentation currency for the consolidated financial statements.

2.	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Foreign subsidiaries

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Bank´s presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position

•	income and expenses for each statement of income and statement of other comprehensive income are translated at average exchange rates, and

•	all resulting exchange differences are recognized in other comprehensive income

As part of the consolidation process, exchange differences arising from debt securities in issue and other financial instruments designated as hedges of foreign operations, are recognized in other comprehensive income. When a foreign operation is sold or any debt securities in issue forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert U.S. dollar into Colombian pesos statement of financial position accounts and transactions in foreign currency:

	December 31, 2015	December 31, 2014	January 1, 2014
Closing exchange rate	3,149.47	2,392.46	1,926.83
Average rate for the period ended at	2,746.55	2,000.68	-

3.	Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at central bank, interbank deposits and reverse repurchase agreements and other similar secured lending that have original maturities of up to 90 days or less, as shown in Note 5.

4.	Security deposits.

Security deposits are assets pledged as collateral that correspond to cash guarantees made by the Bank to other financial institutions. The carrying amount is increased when a margin call is issued or when it is necessary to increase the trading quota; conversely, it is decreased when the aim is to lower that quota. The carrying amount is recognized for the amount paid by the counterpart and is not subject to interest.

5.	Business combinations and goodwill

Business combinations are those operations when an acquirer obtains control of a business (e.g. an acquisition or merger).

Business combinations are accounted for using the acquisition method as follows: a) Identifiable acquired assets, liabilities and contingent liabilities assumed in the acquisition are recognized at fair value at the date of acquisition; b) Acquisition costs are recognized in the consolidated statement of income as expenses in the periods in which the costs are incurred and the services are received; c) and goodwill is recognized as an asset in the consolidated financial statement.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Bank.

Goodwill is measured as the excess of the sum of the consideration transferred, the value of any non-controlled interest and, when applicable, the fair value of any previous equity interest in the acquiree, over the net value of the acquired assets, liabilities or contingent liabilities assumed at the date of acquisition. The profits or losses resulting from the measurement of the previously held interest are recognized in the statement of income for the period.

For each business combination, at the date of acquisition, the Bank measures the non-controlled interest by the proportional share of the identifiable assets acquired, as well as liabilities and contingent liabilities assumed by the acquired company, or by their fair value.

Any contingent consideration in a business combination is classified as a liability or as equity and is recognized at fair value at the date of acquisition and remeasured quarterly.

The goodwill acquired in a business combination is allocated, at the date of acquisition, to the Bank's cash-generating units which are expected to benefit from the combination, regardless of whether other assets or liabilities assumed by the acquired company are assigned to these units.

For business combinations in stages, any previous equity of the acquiring party is adjusted at its fair value at the date of acquisition and any resulting gain (or loss) is reported in the consolidated statement of income. Amounts previously recognized in the consolidated statement of other comprehensive income that must be recycle through profit or loss in relation with such investments are reclassified to the consolidated income account, as if such investment had been sold. When the associate has other comprehensive income, which is not reclassified to profit or loss, the amounts are not reclassified when the investment is sold.

When the Bank enters into a contract to acquire shares in a subsidiary held by non-controlling interest, that entitles the non-controlling interest to sell its interest in the subsidiary to the Bank, the Bank analyzes whether the ownership risks and rewards remain with the non-controlling interest or have transferred to the Bank. The non-controlling interest is recognized to the extent the risks and rewards of ownership of those shares remain with them. Irrespective of whether the non-controlling interest is recognized, a financial liability is recorded for the present value of the redemption amount. Subsequent changes to the liability are recognized in profit or loss. The Bank will reclassify the liability to equity if a put expires unexercised.

6.	Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

6.1 Recognition of financial assets and liabilities

Financial assets and liabilities are recognized in the statement of financial position when the Bank becomes a party of the contractual provisions of the instrument. This includes conventional purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the established general period. The Bank uses trade date accounting for regular way contracts when recording financial asset transactions.

6.2 Offsetting of financial instruments

The Bank reports financial assets and financial liabilities on a net basis on the statement of financial position if and only if (i) there is a legally enforceable right to set off the recognized amounts and there is intention to settle on a net basis, or (ii) to realize the asset and settle the liability simultaneously.

The Bank enters into International Swaps and Derivatives Association (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s derivative counterparties. Where legally enforceable, and depending on the Bank’s intention, these master netting agreements give the Bank, in the event of default by the counterparty, the right to liquidate securities and cash equivalents held as collateral and to offset receivables and payables with the same counterparty.

6.3 Derecognition of financial assets and liabilities

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership. A financial liability is removed from the statement of financial position when it is extinguished, that is when the obligation is discharged, cancelled or expired.

6.4 Fair value

The fair value of all financial assets and liabilities is determined at the statement of financial position date, for recognition or disclosure in the notes to the financial statements.

The fair value is determined:

−	Based on quoted prices (unadjusted) in active markets for identical assets or liabilities to which the Bank can access at the measurement date (level 1).

−	Based on valuation models commonly used by the market participants whose inputs are other than quoted prices included with in level 1 that are observable for the assets or liabilities, either directly or indirectly (level 2).

−	Based on internal valuation techniques of cash flow discounts and other valuation models, using unobservable inputs estimated by the Bank for the assets or liabilities, in the absence of observable inputs (level 3).

The accounting judgments used in determining fair value related to matters such as liquidity risk, credit risk and volatility. The changes in estimates related to these factors could affect the recognized fair value of the financial instruments.

In Note 29 Fair Value Measurement an analysis is provided of the fair values of financial instruments and non-financial assets and liabilities, including further details about the measurement of fair value.

6.5 Financial assets

On initial recognition, the Bank measures financial assets at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets. The financial assets are then classified for subsequent measurement at fair value or amortized cost, respectively, depending on the business model used by the Bank to manage them and the characteristics of contractual cash flows of the instrument. Additionally, for certain equity instruments, according to IFRS 9, the Bank made the irrevocable election to present their subsequent changes in fair value in other comprehensive income.

At subsequent measurement, the Bank measures and classifies its financial assets at amortized cost, using the effective interest rate, if the asset is maintained within a business model whose objective is to hold the asset in order to collect the contractual cash flows and if the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding”. Otherwise, the financial assets are subsequently measured at fair value.

The Bank classified the compulsory investment securities portfolio (Títulos de Reducción de Deuda – TRDs and TDAs securities issued by the Colombian government), money market operations, loan portfolio and financial leasing portfolio as financial instruments at amortized cost. Other financial assets, such as debt securities other than TRDs and TDAs, derivatives, and investments in equity instruments are measured at fair value through profit and loss, except for investments in equity instruments for which the Bank made the irrevocable election since initial recognition to measure them subsequently at fair value through other comprehensive income.

6.5.1 Money market operations

Overnight funds

These are funds that the Bank lends to other financial institutions or borrows from the Central Bank and other financial institutions. The transactions in an asset position with maturity of up to ninety days are measured at fair value and classified as cash equivalents. The operations in an asset position with maturity greater than ninety days and all the operations in a liability position are measured at amortized cost and presented as interbank assets or interbank liabilities.

Reverse repurchase agreements and other similar secured transactions

-	Asset Position

Asset position refers to transactions accounted for as collateralized lending in which the Bank purchases securities with an agreement to resell them to the seller at a stated price plus interest at a specified date. The securities purchased under those agreements are not recognized in the statement of financial position when the counterparty substantially retains all of the risks and rewards of the ownership. Accrued interest is recorded in accounts receivable, and recognized as operating income during the life of the agreement using the effective interest rate method.

-	Liability Position

Liability position refers to transactions accounted for as collateralized borrowing in which the Bank or its subsidiaries sell securities with an agreement to repurchase them from the buyer at a stated price plus interest at a specified date, not exceeding one year.

The securities sold under those agreements are not derecognized from the statement of financial position when the Bank substantially retains all of the risks and rewards of the securities. The values received are initially recognized, at their fair value, as a financial liability. Accrued interest is recorded as an interest expense during the useful life of the agreement using the effective interest rate method.

6.6 Loans and advances to customers and other receivables

These are financial assets that consist primarily of corporate loans, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Bank established that loans, advances to customers and other receivables are held within a business model whose objective is to hold them in order to collect contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. They are initially measured at fair value, plus transaction costs and origination fees that are directly attributable to the acquisition or issue. They are subsequently measured at amortized cost using the effective interest rate method less any impairment.

The effective interest method is a method used to calculate the amortized cost of an asset and to assign the income or cost in interest during the relevant period. The effective interest rate is the discount rate at which the present value of future estimated cash payments or those received through the expected life of the financial instrument, or, when appropriate, in a shorter time frame, are equal to the net carrying value at the beginning. To calculate the effective interest rate, the Bank estimates cash flows considering all the contractual terms of the financial instrument ,including transaction costs and premiums granted minus commissions and discounts, but without taking into account future credit losses.

6.7 Impairment of financial assets at amortized cost

At the end of every period, the Bank assesses whether there is objective evidence that a financial asset or group of assets measured at amortized cost are impaired; impairment is recognized as a result of one or more events that occurred, after the initial recognition of the financial asset, where the loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Indicators that the financial asset is impaired include historical performance data, particular characteristics of the borrower, fair value of collateral, the borrower’s debt to other entities, macroeconomic factors and financial information, a significant financial difficulty of the borrower, whether the borrower will likely to declare bankruptcy or financial restructuring, or any breach of contract, such as a default or delinquency in interest or principal payments.

The Bank individually evaluates for impairment financial assets which exceed COP 2,000 million (USD 1 million for foreign subisidiaries). When these significant financial assets are identified as impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, including the fair value of any collateral, discounted at the financial asset’s original effective interest rate. When it is determined that the significant financial asset will be substantially recovered solely from the value of collaterals or guarantees, the Group estimates the impairment loss as the difference between the carrying amount of the loan and the current fair value of the collateral or guarantee less the estimated selling costs when applicable.

For loans that are not considered individually significant and for the portfolio of individually significant loans that are not considered impaired, a collective assessment is carried out. Portfolios of financial assets with similar risk characteristics are grouped together, using statistical techniques based on the analysis of historical loss experience. The historical losses information losses used in the process is adjusted to include the most recent data regarding current economic conditions, the performance trends by industry or region, or the concentration of obligations in each portfolio of financial assets by segment, and any other relevant information that may affect the impaired loss allowance.

Quantification of the losses based on historical loss experience takes into account three fundamental factors: exposure at default, the probability of default and the loss given default:

•	Exposure at default: This is defined as the current balance of the principal, interest receivable accounts and other receivables regarding consumer and commercial loans at the statement of financial position date. In the case of loans which include a revolving line of credit that is susceptible to be used in its entirety in the form of loan contracts, this parameter includes the Bank’s expectations of future drawdowns even though the corresponding provisions for committed credit lines are included as liabilities on the statement of financial position.

•	Probability of default (PD): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment based on information available at each statement of financial position date. The PD estimated for a period of 12 months is adjusted by the loss identification period (LIP) in order to estimate the point in time probability of default at the statement of financial position date as follows:

-	The parameter “point-in-time,” which converts the probability of cycle-adjusted default required for regulatory purposes (defined as the average probability of default in a complete economic cycle) to the probability of default on a given date required by IFRS; known as “point-in-time” probability.

-	The parameter “loss identification period” (LIP) is the time elapsed between the occurrences of a loss event and the moment in which that loss becomes evident at an individual level. The analysis of LIPs is made based on homogeneous risk portfolios.

Financial assets are classified as impaired when the loans are typically three months or more past due as well as in cases where there is other objective evidence of impairment.

•	Loss given default (LGD): This is defined as the loss the Bank would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral.

Once a loan or group of loans is classified as impaired, interest income continues to be recognized using the original contractual interest rate of the loan calculated over the carrying amount less the allowance for loan losses.

The financial assets are derecognized from the balance from the allowance for loan losses when they are considered non-recoverable. The recoveries of financial assets previously discounted are registered as an increase in the allowance for loan losses.

6.8 Debt modification or restructuring process

The debt restructuring is an alternative to achieve a proper collection management. It must be understood as an exceptional resource to standardize the behavior of a portfolio, applied through a legal commitment accomplished previously agreed. Such agreement aims to modify the originally established conditions in order to allow the accurate attention to the debt in the light of the real or potential impairment in the debtor’s payment ability. The debt restructuring is implemented through amendments to the contractual terms, rates and payment terms. In any case, at the restructuring time, all the guarantees must be preserved and if possible, the Bank’s position should be improved by obtaining new guarantees or guarantors that support the obligations.

In the restructuring, real property or personal property can be received as foreclosed assets to cancel partially or totally the obligations. Likewise, the Bank can grant discounts on interest or other as commissions. If necessary, the discount can be applied to debt principal, either because the guarantees or payment sources do not have coverage on total debt or because the agreement does not permit full recovery of the total balance. The terms are reviewed In each negotiation to determine if the client should continue in the portfolio and if so, the terms to restore the business relationship after a certain time.

When the financial asset is modified and withdraws the full original obligation, costs and fees are recognized as part of profit or loss, as well the difference between the value in the balance sheet and the consideration received. In the case in which the modification is not recognized as a cancellation, the costs and fees are adjusted and will be amortized by the remaining life of the modified asset.

Before the restructuring process, the Bank should perform an analysis of the debtor’s projected cash flow in order to evaluate the capacity to pay the proposed plan. Restructuring debts are classified as follows:

Private Agreement

Are those agreed with the client, after negotiations between the two parties, without any legal special scheme adopted by the debtor.

Regulated by the law agreements

These are the result of legal bankruptcy and insolvency procedures or corporate restructuring agreements acquired by the client.

6.9 Written-Off loan portfolio

Written-off loan portfolio will be imposed on the basis of the determination of non-recovery of the principal and receivables from a client or third party. In general, this characteristic will be fulfilled when the following default conditions are presented in the credit portfolio:

Type	Length of delinquency
Consumer	180 days. For Tuya Credit Card from 135 days
Commercial	360 days
Small Business Loan	180 days
Mortgage	1.620 days. For Banistmo and Banco Agrícola from 720 days

Among the reasons for portfolio default, the estimated obligation recovery time must be considered as well as the probable recovery percentage with or without guarantees.

6.10 Leasing

The lease agreements entered into by the Bank are classified at the initial recognition as financial or operating leases.

The Bank classifies a lease as a financial lease when according to the agreement substantially, all the inherent risks and benefits are transferred to the lesee. Otherwise, the lease is classified as an operating lease, which is subject to depreciation charges and classified in the statement of financial position as premises and equipment.

Among the risks transferred are the possibilities of losses through underutilization, technological obsolescence, decrease in profitability or changes in the economic environment. Among the benefits derived from the use are the expectation of profit overthe economic life of the asset and eventually, the appreciation of its residual value or realization of the asset.

The following are indications of transfer of risk and rewards of ownership to the lessee:

•	The lease transfers ownership of the asset to the lessee by the end of the leasing term.

•	The lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised.

•	The lease term is the major part of the economic life of the asset even if title is not transferred.

•	At the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

•	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.

6.10.1 The Bank as lessee

The assets taken for lease under financial leases are recognized at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Such assets are recognized as properties and equipment in the statement of financial position.

The assets leased under financial leases are depreciated throughout their life using the straight line method. However, if there is no reasonable certainty that the Bank will obtain the property at the end of the lease term, the asset is depreciated throughout its life or the lease term, whichever is shorter. The lease payments are divided between interest and debt reduction. The finance charges are recorded in the consolidated statement of income.

The payments for operating leases, including incentives granted, are recognized as expenses in the consolidated statement of income during the lease term.

6.10.2 The Bank as lessor

The assets transferred under financial leases are not recognized as property and equipment since the risks associated with the property have been transferred to the lessee rather,the sum of the minimum payments to be received and any unguaranteed residual value discounted at the lease interest rate is recorded as part of the loan portfolio.

The assets leased under operating leases are recorded as property and equipment. The initial direct costs incurred in the negotiation of an operating lease are added to the carrying value of the leased assets and recorded as a cost during the lease term on the same basis as the lease income. The contingent rents of the leases are recorded as income in the period in which they are obtained.

6.11 Financial liabilities

At initial recognition, the Bank measures its financial liabilities at fair value minus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial liabilities. Financial liabilities are subsequently measured at fair value through profit and loss or at amortized cost respectively.

Derivative liabilities are measured at fair value through profit and loss. The gains or losses of those liabilities are recognized in the statement of income at the initial recognition and for subsequent measurements. Non-derivative financial liabilities are measured at amortized cost using the effective interest rate. Gains and losses are recognized in the comprehensive statement of income when the liabilities are derecognized, as well as through the process of amortization under the effective interest rate method, which is included as a financial cost.

The compound financial instruments that comprise both a liability and equity component must be separated and accounted for separately. Therefore, for initial measurement, the liability component is determined by discounting future cash flows using the market rate at the date of the issuance (excluding the equity component) and the residual value is assigned to the equity component. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or expiry. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period in accordance with the Bank’s bylaws.

6.12 Financial guarantee contracts

In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, private sector and public procurement contracts.

Financial guarantee contracts are initially measured at fair value, which is normally the consideration received, adjusted for the directly attributable transaction costs incurred. Such contracts are measured at the higher of the expected credit loss estimate according to the model described above in point 6.5. “Depreciation of financial assets at amortized cost,” and the amount initially recognized less the accumulated amortization.

Income derived from guarantees is recognized as fees and other service income in the statement of income over the term of the contract.

6.13. Derivatives and hedging

The Bank enters into derivative transactions only to facilitate customer business or for hedging purposes. Derivative instruments include forwards, options or swaps where the underlying are exchange rates, interest rates and securities. Derivatives not designated as hedging instruments are measured at fair value through profit or loss, and all changes in the fair value are recognized in the consolidated statements of income.

The Bank recognizes all of its derivative instruments at initial recognition on its statement of financial position as hedging derivative or as for trading purposes.

Certain transactions with derivatives that do not qualify to be accounted for as hedging are recorded as trading derivatives, even when they provide an economic hedge for the risk management positions.

Hedge accounting

–  Fair value hedges are used by the Bank, through its Panamanian subsidiary, Banistmo, to protect against changes in the fair value of investment securities that are attributable to interest rate variability. Cash flow hedges are used mainly to reduce the variability in cash flows of deposits issued by Banistmo caused by interest rate changes. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set in the paragraph below.

The Bank assesses at the inception of the hedge and on a monthly basis during the life of the instrument, whether the hedge used in the transaction is expected to be highly effective (prospective effectiveness), and considers the actual effectiveness of the hedge on an ongoing basis (retrospective effectiveness). The Bank discontinues the hedge accounting when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or if hedge designation is revoked. When hedge accounting for a fair value hedge is terminated the previous adjustments related to the changes in fair value of the hedged item are subsequently recorded in the consolidated statement of income in the same manner as other components of the carrying amount of that asset.

The Bank documents at inception the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are previously approved by the Risk Management Committee as the body designated by the Board of Directors.

Hedge relationships, are classified and accounted for in the following way:

Fair value hedges are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income as financial expense or financial income. The change in fair value of the hedged item attributable to the hedged risk is registered as part of the carrying value of the hedged item, and it is also recognized in the statement of income as expense or income.

For fair value hedges that are related to items accounted for at amortized cost, the adjustments to the carrying value are amortized through the statement of income during the remaining term until their expiry. The amortization of the effective interest rate will be able to begin as long as there is an adjustment to the carrying value of the hedged item, but it will have to begin at the latest when the hedged item is no longer adjusted by changes to its fair value attributable to the risk that is being hedged. The amortization of the adjustments to the carrying value is based on the effective interest rate recalculated on the starting date of the amortization. If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the comprehensive statement of income. If the hedge instrument expires or it is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the Bank discontinues prospectively the hedge accounting. For the items hedged at amortized cost, the difference between the carrying value of the item hedged at the completion of the hedge and the nominal value are amortized using the effective rate method during the time surplus of the original terms of the hedge. If the hedged item is derecognized, the pending value to amortize is recognized immediately in the statement of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in the comprehensive statement of income.

–  Cash flow hedges are used mainly to reduce the variability related to the cash flows in fair value of the hedged assets or liabilities recognized on statement of financial position or to a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the statement of income.

When the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in the statement of other comprehensive income is recognized in the statement of income when the hedged item is recognized in the statement of income.

– Hedges of a net investment in a foreign operation:

In accordance with IFRS 9 ‘Financial instruments’ and IFRIC 16 ‘Hedges of a net investment in a foreign operation’, the Parent Company has decided to apply the hedge accounting of the foreign currency risk arising from its net investment in Banistmo, designating as a hedging instrument certain debt securities in issued by the Parent Company. Considering the hedge accounting relationship, in the case of the net investment, the gain or loss derived from the foreign exchange differences related to the debt securities that is determined to be an effective hedge is recognized in other comprehensive income, as well as the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 as detailed in F.2. ‘Functional and presentation currency’.

7. Premises and equipment

Premises and equipment include tangible items that are held for use for rental to others, or for administrative purposes and are expected to be used during more than one period.

Items of premises and equipment are recorded at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value. The estimated useful lives for each asset group are:

Asset group	Useful life range
Buildings	10 to 75 years

Furniture and fixtures	5 to 20 years

Computer equipment	3 to 20 years

Equipment and machinery	3 to 40 years

Vehicles	3 to 6 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. When there is a significant change, the depreciation and the charge to the statement of income are adjusted based on the new estimation.

Assets classified as premises and equipment are subject to impairment tests when events or circumstances occur indicating that the carrying amount of the assets may not be recoverable

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recognized in the statement of income as ‘Other assets impairment’.

When the carrying value exceeds the recoverable value, the carrying value is adjusted to its recoverable value, modifying the future charges for depreciation, according to its new remaining useful life.

In a similar way, when indications exist that the value of an asset has been recovered, the recoverable value of the asset is estimated and recognized in the statement of income, registering the reversion of the impairment loss in previous periods, and consequently the future charges for the asset’s depreciation are adjusted. In any case, the reversion of the impairment loss of assets cannot increase its carrying value above the amount that it would have if impairment losses in previous periods had not been recognized.

For the purposes of assessing impairment, assets are grouped at the smallest identifiable group that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). The evaluation can be carried out at individual asset level when the fair value less the cost of sale can be reliably determined and the value in use is estimated to be close to its fair value less costs to sell and fair value less costs to sell can be determined

Maintenance expenses of the premises and equipment are recognized as a cost in the period in which they are incurred and are registered in the consolidated statement of income as other administrative and general expenses.

Gains and losses in the sale of premises and equipment are registered in the consolidated statement of income as other income or other expenses.

8.	Investment properties

Land and buildings that the Bank holds to earn rentals or for capital appreciation or both rather than for their use in the supply of services or sale in the ordinary course of business are recognized as investment properties.

The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time in which the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property.

After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the statement of financial position date. The gains and losses that arise from changes in the fair values of investment properties are included in the statement of income as ‘Other income’.

The investment properties are derecognized, either at the moment of their disposal, or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the net disposal proceeds of the asset and the carrying value is recognized in profit or loss in the period the disposal occurs.

Transfers to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to fixed assets, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a fixed asset becomes an investment property, it will be accounted for by its fair value.

9.	Intangible assets

An intangible asset is an identifiable non-monetary asset with no physical appearance. Separately acquired intangible assets are measured initially at their cost. The cost of intangible assets acquired in business combinations is their fair value at the date of acquisition. After the initial recognition, the intangible assets are accounted for at cost less any accumulated amortization and any accumulated impairment loss. The costs of internally generated intangible assets, excluding the costs from development that meet the recognition criteria, are not capitalized and the expense is reflected in the statement of income as it is incurred.

The useful lives of intangible assets are determined as finite or indefinite. The intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. The Bank assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at the close of each period. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are accounted for when changing the period or amortization method, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the statement of income. The useful lives of the intangible assets with finite life ranges between 1 and 10 years.

Intangible assets with indefinite useful lives are not subject to amortization, but are periodically tested in order to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being valid.

The gain or loss that arises when an intangible asset is derecognized are measured as the difference between the disposal value and the carrying value of the asset, and is recognized in the statement of income.

10.	Research and development costs

The research costs are recorded as expenses as they are incurred. Costs directly related to the development of a stand-alone project are recognized as intangible assets when the following criteria are met:

–	It is technical feasible of to complete the intangible asset so that it will be available for use or sale;
–	Management intends to complete the intangible asset and use or sell it;
–	There is an ability to use or sell the intangible asset;
–	It can be demonstrated how the asset will generate probable future economic benefits;
–	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
–	The expenditure attributable to the intangible asset during its development can be reliably measured.

In the statement of financial position, the related capitalized costs are recorded at cost less accumulated depreciation and accumulated impairment losses.

Costs are capitalized during the application development stage and amortized on a straight line basis since the beginning of the production stage over the period of expected future economic benefits. During the development period, the asset is subjected to annual impairment tests to determine if impairment indications exists. The research and development costs that do not qualify for capitalization are recorded as expenses in the income of the period.

The Bank’s intangible assets comprise mainly intangibles of finite useful life: computer programs and applications, the legal stability agreement signed with the Ministry of Finance and Public Credit, customer relationships and patents.Intangibles of indefinite useful life comprise Goodwill

10.1 Expenses paid in advance

The Bank registers the value of the prepaid expenses which it incurs in the development of its business with the purpose of receiving services in the future.Prepaid expenses are amortized during the period in which the services are received or the costs or expenses are recorded.

11.	Inventories

The inventories of returned goods are those assets that come from an early termination of a lease (returned goods) or those upon which the lease has already concluded (premises and equipment), which are expected to be sold in the normal course of business. These are controlled by the Bank and are expected to generate future economic benefits.

The inventory of returned goods is recognized as an asset from the date in which the Bank assumes the risks and benefits of the inventories. The cost of it can be reliably measured and it is probable that it will generate future economic benefits.

The inventories of returned goods are valued using the specific identification method and their costs include the carrying value at the time the asset is returned.

The carrying values of returned goods is measured at the lower of the leasing agreement and the net realizable value (NRV). The net realizable value is the estimated selling price in the ordinary course of business less its estimated costs to make the sale. The adjusted amount in the carrying value to reach the net realizable value, is recognized in the statement of income of the period in which the goods are returned. The value of any reversion that comes from an increase in the net realizable value in which the increase occurs is recognized as a lower expense in the period.

When the inventories of returned goods are sold, their carrying value is recognized as a cost in the period in which the goods are sold.

Other inventories than returned goods are measured initially at acquisition cost which comprises the sum of the purchase price, the import costs (if applicable), the non-recoverable taxes paid, the storage, the transport costs, and other attributable or necessary costs for their acquisition, less discounts, reductions or similar items. Those inventories do not include selling costs.

The Bank must review the NRV2 of its inventories, at least annually or whenever necessary by market conditions. Any write-down adjustment must be recognized directly in the statement of income.

12.	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets or groups of assets are shown separately in the statement of financial position at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification.

The held for sale condition is met if the assets or group of assets are available, in their current condition, for immediate sale and the sale transaction is highly probable and is expected to be completed within the year following the date of classification.

The Bank and its subsidiaries perform the measurement of the assets held for sale at the statement of financial position date. However these assets are evaluated quarterly if exist impairment indicators that imply review of the carrying value recorded in the accounts. If those indications are identified, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset as ‘Other assets impairment’ in the statement of income.

A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale and, represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Income and expenses coming from a discontinued operation must be disclosed separately from those coming from continued operations, in a single item after the income tax, in the consolidated statement of income even though the Bank retains a non-controlling interest in the subsidiary after the sale.

13.	Impairment of non financial assets, cash-generating units and goodwill

The Bank evaluates whether there is any indication that on a stand-alone basis, cash-generating units are impaired at the end of each period. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment. Regardless of whether impairment indicators exist, goodwill must be tested annually for impairment.

2 Net realizable value= Fair value less selling costs

If an asset does not generate cash flows that are independent from the rest of the assets or group of assets, the recoverable amount is determined by the cash-generating unit to which the asset belongs.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows, that are largely independent of the cash inflows from other assets or groups of assets.

14.	Employee benefits

14.1 Short term benefits

The Bank grants to its employees short term benefits such as bonuses, salaries, accrued performance costs and social security that are expected to settled wholly within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate.

14.2 Other long term employee benefits

In addition to legal benefits, the Bank grants to its employees other benefits such as seniority bonuses. They are payments (different from post-employment benefits and termination benefits) whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. These benefits are projected up to the date of payment and are discounted through the Projected Unit Credit method.The cost of long term benefits is allocated across the period from the time the employee entered into employement with the Bank and the expected date of obtaining the benefit.

14.3 Pensions and other post-employment benefits

-	Defined contribution plans

The Bank recognizes contributions due in respect of the accounting period in the statement of income. Any contributions unpaid at the statement of financial position date are included as a liability.

-	Defined benefit plans

They are post-employment benefit plans in which the Bank has the legal or implicit obligation to take responsibility for the payments of benefits that have remained in its charge.

15.	Provisions and contingent liabilities

Provisions are recorded when the Bank has a present obligation (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by the management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period and it is discounted using discount rates based on a review of Colombian sovereign bond yields (TES rate3). The corresponding expense of any provision is recorded in the comprehensive statement of income, net of all expected reimbursement. The increase of the provision due to the time value of money is recognized as a financial expense.

The amounts recognized in the statement of income, correspond mainly to:

-	Provisions for loan commitments and financial guarantee contracts; and

-	Provisions for legal proceedings, classified as probable to be decided against the Bank.

3 It refers to the yield interest rate of the secured bonds issued by the Colombian government (TES).

Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, or a present obligation that arise from past events but are not recognized because it is not probable, that an outflow of resources embodying economic benefits will be required to settle the obligations. or the amount of the obligations cannot be measured with sufficient reliability are not recognized in the financial statement but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, are not recognized in the financial statement; instead are disclosed as contingent assets where an inflow of economic benefits is probable. When the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.

16.	Customer loyalty program

The Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards point called “miles”, which are awarded based on purchases with the Bank's credit cards and the fulfillment of certain conditions established in such program. Miles redemption for prizes is carried out by a third party. According to IFRIC 13, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fee and other service income, considering the total number of points that can be redeemed over the accumulated prizes and taking into account the probability of redemptions.

17.	Ordinary revenue

Revenue is recognized to the extent that it is probable that the economic benefits flow to the Bank and that the revenue can be measured reliably.

17.1	Interest and revenues and expenses

For all financial instruments measured at amortized cost, interest revenues are recognized using the effective interest rate. The effective interest rate is the rate that exactly discounts future estimated cash flows payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying value of the financial liability or asset The computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees or expenses that are directly attributed to the instrument and are an integral part of the Internal Rate of Return (IRR), but not future credit losses.

For debt securities at fair value, gains and losses arising from changes in fair value are included in the statement of income as ‘Interest and valuation on investments’

17.2	Commissions and others

The Bank charges commissions received from the services it offers to its clients. Revenue from commissions can be split into the following two categories:

-	Revenue from commissions obtained from the services that are provided for a certain period of time.

These are commissions earned from the provision of services for a certain period of time. These payments include revenue from commissions and assets management, custody and other administration and consulting commissions.

Commissions from loan commitments that are likely to be used and other payments related with the credit are deferred (along with any incremental expense) and recognized as an adjustment to the statement of income. When it is not possible to demonstrate the likelihood that a loan will be used, the commissions from the origination of the loan are recognized during the commitment period on a straight line basis.

-	Transaction services revenue

Fees arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses, are recognized at the end of the underlying transaction. Commissions or fee components that are linked to a specified performance are recognized after the corresponding criteria are met.

17.3	Dividend revenue

For the portfolio investments that are not associates and where the Bank has no significant influence, dividends are recognized when the right to payment of the Bank is established, which is generally when the stockholders meeting declares the dividend.

17.4	Net operating income

The income derived from commercial operations (trading) includes all profits and losses from variations in the fair value and revenue or expenses for related interests from financial liabilities or assets. This includes any inefficiency registered in the hedging transactions.

18.	Income tax – CREE and deferred tax

The provision for income tax consists of two components: current tax and deferred tax.

Current tax corresponds to income taxes and CREE payables during the taxable period, pursuant to the tax regulations and rates in force in Colombia and in each of the countries where the subordinate companies are domiciled.

Deferred tax assets and liabilities are based upon the temporary differences arising from the future estimate of tax and accounting effects attributable to differences between assets and liabilities shown in the statement of financial position and its tax base; as well as on temporary differences in the income statement for the realization for tax and accounting purposes in different periods.

Measuring assets and liabilities for deferred taxes is performed according to the tax rates of each country's tax laws that is expected to apply at the time of recovery (settlement) of the amount on the asset (liability) ledgers that have been recorded in the entity's statement of financial position.

The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.

Deferred tax assets are recorded due to deductible temporary differences or offsets, provided that Grupo Bancolombia is likely to have net income in later periods with which such deductible temporary differences may be reverted.

Tax credit from fiscal losses and excess amounts from the presumptive income on the net income is recognized as a deferred asset, provided that it is likely that the entity will generate future net income to allow their offset.

Deferred tax is recognized in the income statement, except when it refers to values recognized directly in Other Comprehensive Income account in the equity.

Grupo Bancolombia performs periodical assessments of positions taken on tax statements with respect to situations in which the applicable tax regulation is subject to interpretation and adjusts the recorded amounts, as applicable, based on the amounts expected to be paid to tax authorities.

Regulatory changes in tax laws and in tax rates are recognized in the income statement in the deferred or in the income tax heading in the period when such regulatory change becomes enforceable. Sanctions imposed for discussions and their interest are recognized in the income statement in the heading referred as general and administrative expenses.

In connection with national taxes, Bancolombia and its subordinate companies are under Colombian tax regulations. In the case of companies based in El Salvador, Peru and Panama (only applicable to Banistmo and its subordinate companies), the applicable taxes are calculated considering the tax laws of each respective country where the company is located.

The asset and liability for the deferred tax is deemed as a critical accounting policy, as its determination includes estimates of profit, future income and expenses that may be impacted by changes in the country economic conditions, ongoing regulatory changes, different interpretations of regulations on the part of taxpayers and tax authorities and, in addition, the rates that are applied, which are variable along the time.

19.	Operating segments

Operating segments are defined as components of the Bank for which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The Bank manages and measures the performance of its operations through the operating segments using the same accounting policies described in the summary of significant accounting policies described in Note 2.

20.	Earnings per share

The basic earnings per share are calculated by dividing the result for the period attributable to the controlling interest by the weighted average number of ordinary shares in circulation during the period.

To calculate diluted earnings per share, the result for the period attributable to ordinary equity holders, and the weighted average number of shares in circulation is adjusted by the dilutive effects inherent to potential ordinary shares.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available that is evaluated regularly by the Board of Directors, who is the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance. The segment information has been prepared following the Bank’s accounting policies and presented consistently with the internal reports provided to the CODM as described in the summary of significant accounting policies, see Note 2.

The CODM uses a variety of information and key financial data on a consolidated basis to assess the performance and make decision regarding the investment and allocation of funds, such as:

•	Net interest margin (Net margin on financial instruments divided by average interest-earning assets)
•	Return on average total assets (Net income divided by average total assets).
•	Return on average stockholders’ equity
•	Efficiency ratio (Operating expenses as a percentage of interest, fees, services and other operating income)
•	Asset Quality and loans coverage ratios

The Bank’s consolidated group structure includes the following segments: Banking Colombia, Banking Panamá, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Off Shore and All Other segments.

The Bank’s operating segments are comprised as follows:

•	Banking Colombia

This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank´s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank´s corporate and government sales force targets and specializes in companies with more than COP 16,000 million in revenue in nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

•	Banking Panama

This segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment includes all the operations of Banistmo and its subsidiaries (except Insurance operations), which are managed and monitored by the CODM on a consolidated basis.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

•	Banking El Salvador

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

•	Banking Guatemala

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala. Banking Guatemala also includes operations of the following subsidiaries: Banco Agromercantil de Guatemala S.A., Mercomer Bank Ltd., Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Tarjeta Agromercantil S.A.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

•	Leasing

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

•	Trust

This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and FiduPerú S.A. Sociedad Fiduciaria. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

•	Investment banking

This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Its customers include private and publicly-held corporations as well as government institutions.

•	Brokerage

This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa, Valores Bancolombia Panama S.A. and Suvalor Panamá Fondo de Inversión S.A. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

•	Off Shore

This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panamá S.A., Bancolombia Caymán S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

•	All other segments

This segment includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., CFNS Infraestructura S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Vivayco S.A.S., Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

Financial performance by operating segment:

The following table presents financial information of the results by operating segment:

	For the year ended December 31, 2015(1)
	Banking Colombia	Banking Panama	Banking El Salvador	Leasing	Trust	Investment banking	Brokerage	Off shore	Other	Total before eliminations	Adjustments for consolidation Purposes (1)	Total after eliminations
	In millons of COP
Total interest and valuation	7,594,955	1,119,540	728,582	1,507,045	626	287	21,157	291,249	2,425	11,265,866	3,778	11,269,644
Interest expenses	(2,415,234)	(363,373)	(187,743)	(814,044)	(367)	(236)	(652)	(215,592)	(40,700)	(4,037,941)	-	(4,037,941)
Net margin on financial instruments	5,179,721	756,167	540,839	693,001	259	51	20,505	75,657	(38,275)	7,227,925	3,778	7,231,703
Total net provisions	(1,389,647)	(82,344)	(26,933)	(123,067)	(3,204)	127	(177)	(49,830)	(24)	(1,675,099)	(2)	(1,675,101)
Net interest income after provisions for loans and financial leases	3,790,074	673,823	513,906	569,934	(2,945)	178	20,328	25,827	(38,299)	5,552,826	3,776	5,556,602
Revenues (Expenses) from transactions with other operating segments of the Bank	(67,981)	(6,098)	(8,475)	(24,222)	(21,833)	2,355	31,734	95,495	(975)	-	-	-
Total fees and income from services, net	1,330,328	136,372	140,398	17,011	218,190	29,327	78,124	32,325	10,994	1,993,069	(25)	1,993,044
Other operating income	374,039	173,575	1,740	585,634	30,080	42,098	(7,798)	(124,980)	81,286	1,155,674	428,602	1,584,276
Total operating income, net	5,426,460	977,672	647,569	1,148,357	223,492	73,958	122,388	28,667	53,006	8,701,569	432,353	9,133,922
Depreciation and amortization	(3,634,025)	(606,582)	(330,362)	(496,765)	(85,918)	(22,635)	(111,255)	(73,425)	(60,040)	(5,421,007)	5	(5,421,002)
Operating expenses	(231,981)	(49,590)	(27,761)	(146,678)	(466)	(93)	(1,274)	(17,254)	(2,188)	(477,285)	-	(477,285)
Total operating expenses	(3,866,006)	(656,172)	(358,123)	(643,443)	(86,384)	(22,728)	(112,529)	(90,679)	(62,228)	(5,898,292)	5	(5,898,287)
Profit before tax	1,560,454	321,500	289,446	504,914	137,108	51,230	9,859	(62,012)	(9,222)	2,803,277	432,358	3,235,635

(1)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.

	For the year ended December 31, 2014(1)
	Banking Colombia	Banking Panama	Banking El Salvador	Leasing	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation purposes(1)	Total After eliminations
	In millons of COP
Total interest and valuation	6,339,144	807,547	506,575	1,279,129	12,852	249	19,833	188,934	13,730	9,167,993	4,170	9,172,163
Interest expenses	(1,941,525)	(256,795)	(109,353)	(670,195)	(321)	(200)	(784)	(152,601)	(32,783)	(3,164,557)	(54)	(3,164,611)
Net margin and valuation on financial instruments	4,397,619	550,752	397,222	608,934	12,531	49	19,049	36,333	(19,053)	6,003,436	4,116	6,007,552
Total net provisions	(816,099)	69,703	(44,808)	(53,659)	319	(157)	(1,829)	(21,160)	(1,514)	(869,204)	(1)	(869,205)
Net interest and valuation income after provision for loans and financial leases	3,581,520	620,455	352,414	555,275	12,850	(108)	17,220	15,173	(20,567)	5,134,232	4,115	5,138,347
Revenues (Expenses) from transactions with other operating segments of the Bank	(26,305)	(1,831)	(3,529)	(16,797)	(34,036)	961	46,068	53,519	(18,050)	-	-	-
Total fees and income from services, net	1,222,518	140,189	103,585	47,735	199,806	22,985	81,733	28,776	(5,155)	1,842,172	(16,462)	1,825,710
Other operating income	219,211	86,325	6,303	527,990	6,525	(2,124)	4,258	(152,765)	20,789	716,512	542,720	1,259,232
Total operating income, net	4,996,944	845,138	458,773	1,114,203	185,145	21,714	149,279	(55,297)	(22,983)	7,692,916	530,373	8,223,289
Depreciation and amortization	(3,145,505)	(470,862)	(220,715)	(520,808)	(84,102)	(22,946)	(105,880)	(38,652)	(49,590)	(4,659,060)	68	(4,658,992)
Operating expenses	(255,678)	(57,902)	(18,334)	(124,499)	(387)	(92)	(899)	(636)	(1,276)	(459,703)	-	(459,703)
Total operating expenses	(3,401,183)	(528,764)	(239,049)	(645,307)	(84,489)	(23,038)	(106,779)	(39,288)	(50,866)	(5,118,763)	68	(5,118,695)
Profit before tax	1,595,761	316,374	219,724	468,896	100,656	(1,324)	42,500	(94,585)	(73,849)	2,574,153	530,441	3,104,594

(1) Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.

The following table presents financial information of the investments in associates by operating segment:

	For the year ended December 31, 2015
	Banking Colombia	Banking El Salvador	Trust	Investment banking	Off shore	Other	Total
	In millions of COP
Investments in associates	286,009	9,936	201,909	2,489	-	46,206	546,549
Equity method	17,529	1,707	13,904	(462)	84,141	6,468	123,287

	For the year ended December 31, 2014
	Banking Colombia	Banking El Salvador	Trust	Investment banking	Off shore	Other	Total
	In millions of COP
Investments in associates	273,874	7,074	196,690	81,672	663,118	127,269	1,349,697
Equity method	32,157	(804)	25,566	(5,069)	(2,704)	11,401	60,547

For additional information related to investment in associates in joint ventures, see Note 7.

The following table presents material non-cash items other than depreciation and amortization by segment:

	For the year ended December 31, 2015
	Banking Colombia	Banking El Salvador	Trust	Leasing	Off shore	Banking Panama	Total
	In millions of COP
Restructured loans that were transferred to foreclosed assets	14,750	18,819	-	143,371	-	8,102	185,042
Provisions	1,816,556	65,037	3,241	113,853	67,347	114,425	2,180,459

	For the year ended December 31, 2014
	Banking Colombia	Banking El Salvador	Trust	Leasing	Off shore	Banking Panama	Other	Total
	In millions of COP
Restructured loans that were transferred to foreclosed assets	89,949	31,065	-	40,327	-	8,457	-	169,798
Provisions	1,222,481	79,568	(2,140)	34,179	21,967	(32,895)	-	1,323,160
Impairment goodwill	-	-	-	-	-	-	3,179	3,179
Donations	4,539	-	-	-	-	-	-	4,539

Geographic information

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries based on the country where the revenue was originated:

	As of December 31,
	2015		2014
Geographic information	Revenues	Long-lived assets (1)	Revenues	Long-lived assets (1)
	In millions of COP
Colombia	9,335,345	3,829,742	7,760,424	3,233,259
Panama	1,470,692	442,732	1,017,171	265,484
Puerto Rico	43,672	355	37,100	130
Peru	19,810	119,575	59,971	109,238
El Salvador	729,258	359,887	507,947	245,223
Costa Rica	-	124	-	105
Guatemala	-	205,315	-	-
Total	11,598,777	4,957,730	9,382,613	3,853,439
Eliminations and translation adjustment	(329,133)	6,394,792	(210,450)	4,407,437
Total, net	11,269,644	11,352,522	9,172,163	8,260,876

(1) Included foreclosed assets, net, property, plant and equipment, net and Goodwill

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Cash and balances at central bank
Cash	5,806,157	3,908,267	3,292,326
Due from other private financial entities	4,561,668	3,888,960	3,295,223
Due from the Colombian Central Bank (1)	3,654,660	3,268,677	4,689,374
Checks on hold	79,959	18,526	16,744
Remittances of domestic negotiated checks in transit	192,719	110,429	146,590
Total cash and due from banks	14,295,163	11,194,859	11,440,257
Money market transactions:
Interbank borrowings	1,385,587	969,657	1,880,999
Reverse repurchase agreements and other similar secured loans (2)	2,916,864	1,302,267	2,124,721
Total money market transactions:	4,302,451	2,271,924	4,005,720
Total cash and cash equivalents (3)	18,597,614	13,466,783	15,445,977

(1) According to External Resolution Number 005 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain the equivalent of 4.5% of its customer’s deposits with a maturity term less than 18 months as a legal banking reserve, represented by deposits at the Central Bank or as cash in hand.

(2) See Note 15

(3) As of December 31, 2015, includes cash and cash equivalents of Grupo Agromercantil Holding amounting to COP 1,260,947.

As of December 31, 2015 and 2014 and January 1, 2014, there are no restrictions on cash and cash equivalents.

As of December 31, 2015 Tuya S.A. (a subsidiary classified a discontinued operation), had cash and cash equivalents to COP 207,963. See Note 31 Discontinued Operations.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1 Financial assets investments

The Bank’s securities portfolios at fair value and at amortized cost are listed below, as of December 31, 2015 and 2014, and as of January 1, 2014:

The detail of the carrying value of the debt securities is as follows:

	December 31, 2015
	Measurement methodology
Debt securities	Fair value through profit or loss	Amortized cost	Total carrying value
	In millions of COP
Securities issued by the Colombian Government	4,817,604	15,065	4,832,669
Securities issued by Foreign Government	3,189,722	1,253,585	4,443,307
Securities issued by other financial institutions	1,358,117	385,823	1,743,940
Securities issued by Government entities	82,162	1,402,890	1,485,052
Securities issued by the Salvador Central Bank	43,913	-	43,913
Corporate bonds	159,750	404,512	564,262
Total debt securities	9,651,268	3,461,875	13,113,143
Total equity securities			1,164,681
Total investment securities			14,277,824

	December 31, 2014
	Measurement methodology
Debt securities	Fair value through profit or loss	Amortized cost	Total carrying value
	In millions of COP
Securities issued by the Colombian Government	6,373,706	165,121	6,538,827
Securities issued by Foreign Governments	1,762,357	26,923	1,789,280
Securities issued by other financial institutions	1,301,888	237,501	1,539,389
Securities issued by Government entities	9,862	1,421,587	1,431,449
Securities issued by the El Salvador Central Bank	23,638	-	23,638
Corporate bonds	100,623	79,731	180,354
Total debt securities	9,572,074	1,930,863	11,502,937
Total equity securities			1,281,286
Total investment securities			12,784,223

	January 1, 2014
	Measurement methodology
Debt securities	Fair value through profit or loss	Amortized cost	Total carrying value
	In millions of COP
Securities issued by the Colombian Government	5,768,136	276,456	6,044,592
Securities issued by Foreign Governments	1,615,681	22,116	1,637,797
Securities issued by other financial institutions	1,388,758	120,742	1,509,500
Securities issued by Government entities	18,669	1,774,894	1,793,563
Securities issued by the El Salvador Central Bank	24,585	580,451	605,036
Corporate bonds	375,828	27,202	403,030
Total debt securities	9,191,657	2,801,861	11,993,518
Total equity securities			1,089,338
Total investment securities			13,082,856

The following tables set forth the debt securities portfolio by maturity:

	December 31, 2015
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
	In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,416,860	635,998	420,155	2,344,591	4,817,604
Securities issued by Foreign Governments	1,044,499	894,027	118,778	1,132,418	3,189,722
Securities issued by other financial institutions	228,333	808,362	102,069	219,353	1,358,117
Securities issued by Government entities	-	77,417	4,196	549	82,162
Securities issued by the Salvador Central Bank	43,913	-	-	-	43,913
Corporate bonds	5,534	110,452	13,958	29,806	159,750
	2,739,139	2,526,256	659,156	3,726,717	9,651,268
Securities at amortized cost
Securities issued by the Colombian Government	15,065	-	-	-	15,065
Securities issued by Foreign Governments	267,781	647,982	229,390	108,432	1,253,585
Securities issued by other financial institutions	156,458	31,898	19,222	178,245	385,823
Securities issued by Government entities	1,392,894	-	9,996	-	1,402,890
Corporate bonds	12,819	316,519	2,968	72,206	404,512
	1,845,017	996,399	261,576	358,883	3,461,875
Total	4,584,156	3,522,655	920,732	4,085,600	13,113,143

The investment securities held by Tuya S.A. considered as assets held for sale, amounting to COP 30,271, are classified at amortized cost, issued by other financial institutions and their maturity is in less than one year. For further information, see Note 31 Discontinued Operations.

	December 31, 2014
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
	In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	-	4,236,863	848,274	1,288,569	6,373,706
Securities issued by Foreign Governments	119,127	661,126	549,600	432,504	1,762,357
Securities issued by other financial institutions	4,927	185,213	88,267	1,023,481	1,301,888
Securities issued by Government entities	-	1,650	557	7,655	9,862
Securities issued by the El Salvador Central Bank	7,161	16,477	-	-	23,638
Corporate bonds	1,101	10,512	46,849	42,161	100,623
	132,316	5,111,841	1,533,547	2,794,370	9,572,074
Securities at amortized cost
Securities issued by the Colombian Government	11,980	153,141	-	-	165,121
Securities issued by Foreign Governments	-	-	26,923	-	26,923
Securities issued by other financial institutions	21,987	64,659	123,243	27,612	237,501
Securities issued by Government entities	464,092	949,665	-	7,830	1,421,587
Corporate bonds	-	9,872	55,670	14,189	79,731
	498,059	1,177,337	205,836	49,631	1,930,863
Total	630,375	6,289,178	1,739,383	2,844,001	11,502,937

	January 1, 2014
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
	In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,521,267	3,655,988	185,466	405,415	5,768,136
Securities issued by Foreign Governments	842,655	31,095	423,310	318,621	1,615,681
Securities issued by other financial institutions	63,785	204,372	87,523	1,033,078	1,388,758
Securities issued by Government entities	-	4,736	1,092	12,841	18,669
Securities issued by the El Salvador Central Bank	24,585	-	-	-	24,585
Corporate bonds	13,597	2,052	82,267	277,912	375,828
	2,465,889	3,898,243	779,658	2,047,867	9,191,657
Securities at amortized cost
Securities issued by the Colombian Government	116,879	159,577	-	-	276,456
Securities issued by Foreign Governments	-	-	-	22,116	22,116
Securities issued by other financial institutions	8,698	60,104	41,523	10,417	120,742
Securities issued by Government entities	1,774,869	-	25	-	1,774,894
Securities issued by the El Salvador Central Bank	580,451	-	-	-	580,451
Corporate bonds	-	8,057	9,632	9,513	27,202
	2,480,897	227,738	51,180	42,046	2,801,861
Total	4,946,786	4,125,981	830,838	2,089,913	11,993,518

For further information related to disclosures of the fair value of securities measured at amortized cost, please see Note 29 Fair value of assets and liabilities.

The following table shows the fair value of equity securities:

	Carrying amount
Equity securities	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Equity securities at fair value through profit or loss	763,556	865,730	697,270
Equity securities at fair value through OCI	401,125	415,556	392,068
Total	1,164,681	1,281,286	1,089,338

The equity securities held by Tuya S.A., considered as assets held for sale, amounting to COP 994, are classified as security measured at fair value through OCI. For further information, see Note 31 Discontinued Operations.

The Bank has recognized COP (9,838) in 2015 and COP 26,577 in 2014 related to equity securities and trust funds at fair value through OCI.

Equity securities that have been designated to be measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through other comprehensive income analyzed by listing status:

	Carrying amount
Equity securities	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	12,146	15,003	16,004
Equity securities listed elsewhere	9,889	7,446	6,496
Equity securities unlisted	379,090	393,107	369,568
Total of securities at fair value through OCI	401,125	415,556	392,068

Dividends received from equity investments at fair value through OCI and through profit or loss held at the end of the year 2015 amounted to COP 9,605 and COP 13,975, respectively; and held at the end of the year 2014 amounted to COP 5,821 and COP 25,760, respectively.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2015 and 2014 and as of January 1, 2014 is as follows:

	December 31, 2015
Pledged financial assets	Term	Security pledged	Carrying amount
	In millions of COP
Investments pledged as collateral in repo operations
Securities issued by the Colombian Government	Greater than 12 months	TES-Fixed rate	268,921
Securities issued by the Colombian Government	Between 3 and 6 months	TES-Fixed rate	36,547
Securities issued by Foreign Government	Greater than 12 months	BOND-Fixed rate	231,970
Securities issued by Foreign Government	Less than 3 months	BOND-Fixed rate	20,881
Securities issued by Foreign Government	Greater than 12 months	TREASURY-Fixed rate	12,342
Corporate bonds	Greater than 12 months	BOND-Fixed rate	21,670
Subtotal investments pledged as collateral in repo operations			592,331
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Greater than 12 months	TES-Fixed rate	186,346
Subtotal investments pledged as collateral in derived operations			186,346
Total securities pledged as collateral			778,677

	December 31, 2014
Pledged financial assets	Term	Security pledged	Carrying amount
	In millions of COP
Investments pledged as collateral in repo operations
Securities issued by the Colombian Government	Grater than 12 months	TES-Fixed rate	1,104,591
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	18,457
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Variable rate	6,147
Securities issued by other financial institutions	Grater than 12 months	CDT-Variable rate	6,049
Securities issued by other financial institutions	Between 6 and 12 months	CDT-Variable rate	1,930
Securities issued by other financial institutions	Between 3 and 6 months	CDT-Variable rate	408
Subtotal investments pledged as collateral in repo operations			1,137,582
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	83,593
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Variable rate	6,152
Subtotal investments pledged as collateral in derived operations			89,745
Total securities pledged as collateral			1,227,327

	January 1, 2014
Pledged financial assets	Term	Security pledged	Carrying amount
	In millions of COP
Investments pledged as collateral in repo operations
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	28,626
Securities issued by the Colombian Government	Greater than 12 months	TES-Fixed rate	10,044
Securities issued by the Colombian Government	Between 3 and 6 months	TES-Fixed rate	4,312
Securities issued by other financial institutions	Greater than 12 months	CDT-Variable rate	24,040
Securities issued by other financial institutions	Between 6 and 12 months	CDT-Fixed rate	10,810
Securities issued by other financial institutions	Less than 3 months	CDT-Fixed rate	2,784
Securities issued by other financial institutions	Between 3 and 6 months	CDT-Fixed rate	2,510
Securities issued by other financial institutions	Greater than 12 months	BONDS-Variable rate	694
Subtotal investments pledged as collateral in repo operations			83,820
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	44,145
Subtotal investments pledged as collateral in derived operations			44,145
Total securities pledged as collateral			127,965

5.2 Derivatives

The following table sets forth for the Bank’ derivatives by type of risk as of December 31, 2015 and 2014, and as of January 1, 2014:

Derivatives	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Forwards
Assets
Foreign exchange contracts	692,324	496,748	74,324
Equity contracts	2,717	17,141	82
Interest rate contracts	-	14	323
Subtotal	695,041	513,903	74,729
Liabilities
Foreign exchange contracts	(634,297)	(558,740)	(60,375)
Equity contracts	(5,395)	(11,467)	(4,248)
Subtotal	(639,692)	(570,207)	(64,623)
Total	55,349	(56,304)	10,106
Swaps
Assets
Foreign exchange contracts	1,293,947	748,364	283,529
Interest rate contracts	257,238	3,898	139,042
Subtotal	1,551,185	752,262	422,571
Liabilities
Foreign exchange contracts	(949,668)	(535,758)	(220,514)
Interest rate contracts	(267,113)	(22,924)	(96,681)
Subtotal	(1,216,781)	(558,682)	(317,195)
Total	334,404	193,580	105,376
Options
Assets
Foreign exchange contracts	135,942	182,680	32,319
Subtotal	135,942	182,680	32,319
Liabilities
Foreign exchange contracts	(74,136)	(87,348)	(47,723)
Equity contracts	-	(255,542)	(192,447)
Subtotal	(74,136)	(342,890)	(240,170)
Total	61,806	(160,210)	(207,851)
Derivatives Assets	2,382,168	1,448,845	529,619
Deririvatives Liabilities	(1,930,609)	(1,471,779)	(621,988)
Total, net	451,559	(22,934)	(92,369)

The following table sets forth the remaining contractual life of the derivative portfolio:

	December 31, 2015
	Forwards	Swaps	Options	Total
	In millions of COP
Assets	695,041	1,551,185	135,942	2,382,168
Up to 1 year	24,225	722,894	16,821	763,940
From 1 to 3 years	670,748	172,834	119,121	962,703
Over 3 years	68	655,457	-	655,525

Liabilities	(639,692)	(1,216,781)	(74,136)	(1,930,609)
Up to 1 year	(67,821)	(376,173)	(14,429)	(458,423)
From 1 to 3 years	(571,871)	(256,064)	(59,707)	(887,642)
Over 3 years	-	(584,544)	-	(584,544)

Total	55,349	334,404	61,806	451,559

	December 31, 2014
	Forwards	Swaps	Options	Total
	In millions of COP
Assets	513,903	752,262	182,680	1,448,845
Up to 1 year	484,279	176,241	165,314	825,834
From 1 to 3 years	15,353	335,274	17,366	367,993
Over 3 years	14,271	240,747	-	255,018

Liabilities	(570,207)	(558,682)	(342,890)	(1,471,779)
Up to 1 year	(537,019)	(129,433)	(82,666)	(749,118)
From 1 to 3 years	(21,851)	(144,280)	(4,682)	(170,813)
Over 3 years	(11,337)	(284,969)	(255,542)	(551,848)

Total	(56,304)	193,580	(160,210)	(22,934)

	January 1, 2014
	Forwards	Swaps	Options	Total
	In millions of COP
Assets	74,729	422,571	32,319	529,619
Up to 1 year	722	93,783	1,688	96,193
From 1 to 3 years	73,508	55,286	30,631	159,425
Over 3 years	499	273,502	-	274,001

Liabilities	(64,623)	(317,195)	(240,170)	(621,988)
Up to 1 year	(1,635)	(49,359)	(2,282)	(53,276)
From 1 to 3 years	(59,868)	(96,172)	(45,441)	(201,481)
Over 3 years	(3,120)	(171,664)	(192,447)	(367,231)

Total	10,106	105,376	(207,851)	(92,369)

Collateral for derivatives

The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2015 and 2014, and January 1, 2014:

	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Collateral	442,915	360,432	201,671

Hedge accounting

The Bank, through its subsidiary Banistmo, has entered into credit derivatives to manage its credit risk. Those derivatives are designated as hedging instruments to protect the Bank against changes in the fair value fluctuations of its subsidiary’s position in debt securities issued by the Panamanian Government (fair value hedge) and to protect against interest risk due to changes in cash flows related to its subsidiary’s portfolio of floating-rate deposits (cash flow hedge). The hedge effectiveness assessment is performed on a monthly basis consistently throughout the hedging relationship. For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value of the related hedged item concerning to the risk hedged, are reflected in the statement of income.

Fair value hedging

As of December 31, 2015 and 2014 and January 1, 2014, Banistmo has designated 7, 8 and 15 asset derivative contracts (Interest rate swaps), respectively, as fair value hedging instruments with maturity dates ranging from January 2015 to February 2023.

As of December 31, 2015 and 2014 and January 1, 2014, Banistmo has designated 9, 8 and 13 liability derivative contracts (Interest rate swaps), respectively, as fair value hedging instruments with maturity dates ranging from January 2018 to February 2022. The notional amount and the fair value of those instruments are as follows:

	In millions of COP
	December 31, 2015	December 31, 2014	January 1, 2014
Notional amount	321,025	243,863	309,656
Fair value	(6,284)	(2,373)	13,832

	In thousands of USD
	December 31, 2015	December 31, 2014	January 1, 2014
Notional amount	101,930	101,930	129,430
Fair value	(1,995)	(992)	5,782

All the aforementioned fair value hedging instruments are classified in the line of the statement of financial position as ‘Derivative financial instruments’.

The following table sets forth the notional amount and fair value of the hedged item recognized in the statement of financial position as ‘Financial assets investments’, as of December 31, 2015 and 2014 and January 1, 2014:

	In millions of COP
	December 31, 2015	December 31, 2014	January 1, 2014
Notional amount	321,025	243,863	249,390
Fair value	-	274,132	276,113

	In thousands of USD
	December 31, 2015	December 31, 2014	January 1, 2014
Notional amount	101,930	101,930	129,430
Fair value	-	114,581	143,299

The change in value of the hedged item used as the basis for recognizing hedge ineffectiveness amounted to COP (3,110) and COP (1,982) for the periods ended December 31, 2015 and 2014, respectively.

Cash flow hedging

The following table sets forth the derivative instruments designated by Banistmo as cash flow hedging instruments, as of December 31, 2015, 2014 and January 1, 2014:

	In millions of COP
	December 31, 2015	December 31, 2014	January 1, 2014
Notional amount	629,894	478,492	385,366
Fair value	(2,499)	(10,106)	(13,873)

	In thousands of USD
	December 31, 2015	December 31, 2014	January 1, 2014
Notional amount	200,000	200,000	200,000
Fair value	(794)	(4,224)	(7,200)

All the cash flow hedging instruments are recognized in the line of the statement of financial position as ‘Derivative financial instruments’.

For the year ended December 31, 2014, the Bank has reclassified from OCI to the statement of income financial gains amounting to COP 2,361, related to the effectiveness of the cash flow hedge relationship. For the year ended December 31, 2015, the reclassification from OCI to the statement of income is nil.

The following tables set forth the expected cash flows related to the hedging relationships aforementioned, as well as the remaining periods:

	As of December 31, 2015
	In millions of COP
	From 1 to 3 months	From 3 months to 1 year	From 1 year to 5 years	Total
Cash inflows	968	-	-	968
Cash outflows	(3,467)	-	-	(3,467)
Total:	(2,499)	-	-	(2,499)

	In thousands of USD
	From 1 to 3 months	From 3 months to 1 year	From 1 year to 5 years	Total
Cash inflows	307	-	-	307
Cash outflows	(1,101)	-	-	(1,101)
Total:	(794)	-	-	(794)

	As of December 31, 2014
	In millions of COP
	From 1 to 3 months	From 3 months to 1 year	From 1 year to 5 years	Total
Cash inflows	602	-	3,794	4,396
Cash outflows	(2,642)	-	(11,858)	(14,500)
Total:	(2,040)	-	(8,064)	(10,104)

	In thousands of USD
	From 1 to 3 months	From 3 months to 1 year	From 1 year to 5 years	Total
Cash inflows	251	-	1,586	1,837
Cash outflows	(1,105)	-	(4,956)	(6,061)
Total:	(854)	-	(3,370)	(4,224)

As of December 31, 2015 and 2014 and January 1, 2014, the Bank has recognized unrealized gains in other comprehensive income amounting to COP 10,499, COP 7,120 and COP 5,197, respectively, in connection with the effective portion of the cash flow hedges.

The following table sets forth the carrying amount and fair value of the hedged item recognized in the statement of financial position as ‘Deposits from customers’, as of December 31, 2015 and 2014 and January 1, 2014:

	In millions of COP
	December 31, 2015	December 31, 2014	January 1, 2014
Carrying amount (Liability)	629,894	478,492	385,366
Fair value	649,362	484,389	391,570

	In thousands of USD
	December 31, 2015	December 31, 2014	January 1, 2014
Carrying amount (Liability)	200,000	200,000	200,000
Fair value	206,181	202,465	203,220

Offsetting of derivatives

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2015 and 2014 and January 1, 2014 by derivative and by risk:

	December 31, 2015
	Derivatives Assets	Derivatives Liabilities
	In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	1,293,947	(949,668)
Forwards	692,324	(634,297)
Option	135,942	(74,136)
Interest rate contracts
Swaps	257,238	(267,113)
Forwards	-	-
Equity contracts
Forwards	2,717	(5,395)
Gross derivative assets/liabilities	2,382,168	(1,930,609)
Offsetting of derivatives	-	-
Net derivatives in statement of financial position	2,382,168	(1,930,609)
Master netting agreements	(1,681,887)	1,930,609
Cash collateral received/paid	(476,709)	-
Total derivatives assetss/ liabilities	223,572	-

	December 31, 2014
	Derivatives Assets	Derivatives Liabilities
	In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	748,364	(535,758)
Forwards	496,748	(558,740)
Option	182,680	(87,348)
Interest rate contracts
Swaps	3,898	(22,924)
Forwards	14	-
Equity contracts
Forwards	17,141	(11,467)
Option	-	(255,542)
Gross derivative assets/liabilities	1,448,845	(1,471,779)
Offsetting of derivatives	-	-
Net derivatives in statement of financial position	1,448,845	(1,471,779)
Master netting agreements	(939,489)	1,096,708
Cash collateral received/paid	(156,807)	123,124
Total derivatives assetss/ liabilities	352,549	(251,947)

	January 1, 2014
	Derivatives Assets	Derivatives Liabilities
	In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	283,529	(220,514)
Forwards	74,324	(60,375)
Option	32,319	(47,723)
Interest rate contracts
Swaps	139,042	(96,681)
Forwards	323	-
Equity contracts
Forwards	82	(4,248)
Option	-	(192,447)
Gross derivative assets/liabilities	529,619	(621,988)
Offsetting of derivatives	-	-
Net derivatives in statement of financial position	529,619	(621,988)
Master netting agreements	(357,575)	308,671
Cash collateral received/paid	60,472	106,943
Total derivatives assetss/ liabilities	232,516	(206,374)

For further information about offsetting of other financial assets and liabilities see Note 15 Interbank deposits and liabilities.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS

The following is the composition of the loans and financial leasing operations portfolio as of December 31, 2015 and 2014 and January 1, 2014:

Composition	December 31, 2015		December 31, 2014	January 1, 2014
	In millions of COP
Commercial	85,892,752		65,473,755	53,217,137
Consumer	21,170,615		18,927,154	16,885,371
Mortgage	17,118,783		12,547,645	10,358,363
Financial Leases	20,551,576		17,565,229	15,415,715
Small Business Loan	886,913		659,870	526,732
Total gross loan and financial leases	145,620,639		115,173,653	96,403,318
Total allowance	(5,248,755)		(4,789,257)	(4,473,562)
Total net loan and financial leases	140,371,884	(1)	110,384,396	91,929,756

For more details on the composition of the loans and financial leasing operations portfolio, see section Risk Management paragraph Categories loans Concentration

(1)	The portfolio acquired in the business combination of Grupo Agromercantil Holding amounts to COP 8,162,177, see Note 8.3. Additionally, Compañía de Financiamiento Tuya S.A. is considered a discontinued operation as of December 31, 2015. As a result Compañía de Financiamiento Tuya S.A.’s portfolio is classified within "assets held for sale and inventories"; the net balance amounted to COP 1,480,398. See Note 31 Discontinued Operations.

Allowances for loan losses

The following table sets forth the changes in the allowance for loan and financial lease losses as of December 31, 2015 and 2014:

December 31, 2015
Concept	Commercial	Consumer	Mortgage	Small business loans	Financial Leases	Total
In millions of COP
+Balance at beginning of period	2,360,488	1,479,460	456,983	76,560	415,766	4,789,257
- Discontinued Operation (1)	-	(282,098)	-	-	-	(282,098)
+ Provisions for loan losses (2)	2,671,337	697,282	145,663	47,880	498,092	4,060,254
- Charges-off	(711,257)	(629,628)	(12,765)	(36,682)	(31,723)	(1,422,055)
- Recoveries (2)	(1,709,293)	(64,340)	(63,632)	(9,947)	(328,183)	(2,175,395)
+/- Translation adjustment	83,690	120,605	46,523	2,775	25,199	278,792
= Balance at end of year	2,694,965	1,321,281	572,772	80,586	579,151	5,248,755

(1)	As of December 31, 2015, Compañía de Financiamiento Tuya S.A. is consider as a discontinued operation, see Note 31. The changes in the allowance for loan losses for this company is as follows:

Concept	December 31, 2015
+Balance at beginning of period	282,098
+ Provisions for loan losses	446,614
- Charges-off	(236,196)
- Recoveries	(141,141)
+/- Translation adjustment	-
= Balance at end of year	351,375

(2)	The provision for loan losses, net COP 1,884,859 differs from the COP 1,667,680 presented in the line “Credit impairment charges on loans and financial leases, net” of the Consolidated Statement of Income in the amount of COP 217,179 due to the recovery of charged-off loans.

	December 31, 2014
Concept	Commercial	Consumer	Mortgage	Small business loans	Financial Leases	Total
	In millions of COP
+Balance at beginning of period	2,194,931	1,353,718	426,282	71,213	427,418	4,473,562
+ Provisions for loan losses (1)	1,346,282	1,540,144	116,599	46,422	195,648	3,245,095
- Charges-off	(355,881)	(743,453)	(8,674)	(30,468)	(40,272)	(1,178,748)
- Recoveries (1)	(888,108)	(753,897)	(106,608)	(12,757)	(174,900)	(1,936,270)
+/- Translation adjustment	63,264	82,948	29,384	2,150	7,872	185,618
= Balance at end of year	2,360,488	1,479,460	456,983	76,560	415,766	4,789,257

(1)	The provision for loan losses, net COP 1,308,825 differs from the COP 843,597 presents in the line “Credit impairment charges on loans and financial leases, net” of the Consolidated Statement of Income, in the amount of COP 465,228 due to the recovery of charged-off loans for COP 264,856 and the provision for loan losses, net for COP 200,372 of Compañía de Financiamiento Tuya S.A., which is classified in the "discontinued operation" at December 31, 2015. See Note 31 Discontinued Operations.

Leasing operations:

Finance leases - lessor

The Bank has subscribed lease agreements as lessor. These leases arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and ten years, as follows:

	As of December 31, 2015
Period	Gross investment	Present value of minimum payments
	In millions of COP
Within 1 year	3,198,897	2,717,904
Over 1 year, but less than 5 years	7,679,476	6,227,836
Over 5 years	18,896,256	11,605,836
Total	29,774,629	20,551,576
Less: Future financial income (1)	(9,223,053)	-
Present value of payments receivable	20,551,576	20,551,576
Minimum non-collectable payments impairment	(553,071)	(553,071)
Total	19,998,505	19,998,505

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

	As of December 31, 2014
Period	Gross investment	Present value of minimum payments
	In millions of COP
Within 1 year	931,729	865,478
Over 1 year, but less than 5 years	7,527,860	6,285,804
Over 5 years	14,726,962	10,413,947
Total	23,186,551	17,565,229
Less: Future financial income (1)	(5,621,322)	-
Present value of payments receivable	17,565,229	17,565,229
Minimum non-collectable payments impairment	(352,680)	(352,680)
Total	17,212,549	17,212,549

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

Unsecured residual values4

The unsecured residual values by type of asset are as follows:

	As of December
Type of asset	December 31, 2015	December 31, 2014
	In millions of COP
Machinery and equipment	66,493	22,481
Properties	63,102	626
Automobile	51,559	38,580
Computer equipment	23,759	19,079
Furniture and fixtures	8,446	7,899
Other assets	434	435
Total	213,793	89,100

Operating leases - lessor

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancelable lease arrangements. Assets provided through operating leases are recorded as property, plant and equipment. The terms established for these agreements range from 1 to 10 years.

The following table presents the information of minimum payments by lease to be received as of December 31:

	2015	2014
	In millions of COP
Within 1 year	132,621	101,208
Over 1 year, but less than 5 years	664,673	511,909
Over 5 years	169,520	147,767
Total	966,814	760,884

4 The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.

NOTE 7. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Investments in associates	540,955	1,348,683	1,028,376
Joint ventures	5,594	1,014	1,106
Total	546,549	1,349,697	1,029,482

The following are the investments in associates that the Bank holds as of December 31, 2015 and 2014 and January 1, 2014:

As of December 31, 2015
Investments in Associates
Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	Total OCI	OCI (Equity method)	OCI (CTA)[2]	Carrying amount
In millions of COP
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	25,238	10,504	(10,311)	-	416,404
Titularizadora Colombiana S.A.	Mortgage portfolio securities	Colombia	26.98%	2,163	(632)	(464)	-	37,174
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	2,106	(602)	(425)	-	16,737
Avefarma S.A.S	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	(4,613)	329	(2,349)	-	15,159
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	2,598	2,690	(2,914)	-	10,014
Panamerican Pharmaceutical Holding Inc.	Advisory services, consultation, representation, agent for individuals or company	Panamá	21.00%	1,227	250	(782)	(949)	9,928
Internacional Ejecutiva de Aviación S.A.S.	aircraft and aircraft travel	Colombia	33.33%	(113)	-	-	-	8,009
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	1,566	(74)	72	-	5,678
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	Colombia	24.40%	1,303	(1,922)	956	(686)	5,550
Multiactivos S.A.	Securitization of non-mortgage assets	El Salvador	21.25%	(336)	(70)	51	-	3,917
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	Colombia	46.72%	287	102	(93)	76	3,667
Concesiones CCFC S.A.	Construction of public works through an awarding system	El Salvador	25.50%	3,213	(749)	720	-	3,174
Concesiones Urbanas S.A. (en liquidación)	Construction of civil engineering projects	Colombia	33.33%	154	-	-	-	2,489

Investments in Associates
Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	Total OCI	OCI (Equity method)	OCI (CTA)[2]	Carrying amount
In millions of COP
Glassfarma Tech S.A.S	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	91	336	(199)	-	2,337
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	24.40%	117	64	(58)	45	718
Grupo Agromercantil Holding S.A.(2)	Offering of financial products portfolio and the initiation of business	Guatemala	-	84,141	-	41,304	-	-
Inversiones Inmobiliarias Arauco Alameda S.A.S.(3)	Real estate activities with separate properties or leasings	Colombia	-	(1,232)	-	(1,714)	-	-
Net investments in associates				117,910	10,226	23,794	(1,514)	540,955

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2015
(2)	On December 30, 2015 the Bank acquired 60% of Grupo Agromercantil Holding S.A., however, the table presents the recognition of the Equity Method before the control acquisition when the Bank’s investment was 40%.
(3)	On November 20, 2015 Bancolombia Group sold its investment in Inversiones Inmobiliarias Arauco Alameda S.A.S.

As of December 31, 2014:

Investments in Associates
Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	OCI (Equity method)	OCI (CTA)[2]	Carrying amount
In millions of COP
Grupo Agromercantil Holding S.A.	Offering of financial products portfolio and the initiation of business	Guatemala	40.00%	(2,704)	41,304	9,452	663,118
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	53,137	193	-	408,810
Inversiones Inmobiliarias Arauco Alameda S.A.S.	Real estate activities with separate properties or leasings	Colombia	33.81%	(10,454)	(1,713)	-	158,794
Titularizadora Colombiana S.A. Hitos	Mortgage portfolio securities	Colombia	26.98%	2,832	(1,096)	-	37,825
Avefarma S.A.S	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	6,455	(2,020)	-	17,738
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	918	(1,027)	-	14,601
Panamerican Pharmaceutical Holding Inc.	Advisory services, consultation, representation, agent for individuals or company	Panama	21.00%	4,667	(531)	2,532	13,642
Concesiones CCFC S.A.	Construction of public works through an awarding system	Colombia	25.50%	3,629	(29)	-	7,136
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	1,666	(224)	-	6,236
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	859	(2)	-	5,024
Multiactivos S.A.	Securitization of non-mortgage assets	Colombia	21.25%	(23)	(19)	-	4,303

Investments in Associates
Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	OCI (Equity method)	OCI (CTA)[2]	Carrying amount
In millions of COP
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	24.40%	(938)	(966)	(417)	4,094
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	46.72%	73	8	18	2,536
Concesiones Urbanas S.A. (en liquidación)	Construction of civil engineering projects	Colombia	33.33%	158	-	-	2,335
Glassfarma Tech S.A.S	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	308	137	-	2,047
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	24.40%	61	6	13	444
Net investments in associates				60,644	34,021	11,598	1,348,683

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2014.
(2)	CTA = currency translation adjustment.

As of January 1, 2014

Investments in Associates
Company Name	Main activity	Country	% of Ownership interest	Carrying amount
In millions of COP
Grupo Agromercantil Holding S.A.	Offering of financial products portfolio and the initiation of business	Guatemala	40.00%	418,286
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	365,961
Inversiones Inmobiliarias Arauco Alameda S.A.S.	Real estate activities with separate properties or leasing	Colombia	33.81%	140,324
Titularizadora Colombiana S.A. Hitos	Mortgage portfolio securities	Colombia	26.98%	28,920
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	14,710
Avefarma S.A.S	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	13,503
Concesiones CCFC S.A.	Construction of public works through an awarding system	Colombia	25.50%	9,911
Panamerican Pharmaceutical Holding Inc.	Advisory services, consultation, representation. agent for individuals or company	Panama	21.00%	8,310
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	7,397
Servicio Salvadoreño de Protección. S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	24.40%	5,167
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	4,666
Multiactivos S.A.	Securitization of non-mortgage assets	Colombia	21.25%	4,346
Concesiones Urbanas S.A.	Construction of civil engineering projects	Colombia	33.33%	2,177
Servicios Financieros. S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	46.72%	1,963
Glassfarma Tech S.A.S	Manufacturing. elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	1,623
Saneal	Real estate	Panama	35.83%	819
ACH de El Salvador. S. A. de C.V.	Electronic transfer services	El Salvador	24.40%	293
Net investments in associates				1,028,376

The following is complementary information regarding the Bank’s most significant associates as of December 31, 2015 and 2014:

December 31, 2015

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
	In millions of COP
Protección S.A.	1,665,993	485,279	499,946	164,342	27,042
Titularizadora Colombiana S.A. Hitos	145,246	11,515	24,295	6,899	3,278

December 31, 2014

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
	In millions of COP
Grupo Agromercantil Holding S.A. (1)	8,332,635	7,474,295	350,383	100,521	-
Inversiones Inmobiliarias Arauco Alameda S.A.S.	505,741	182,144	46,364	23,230	-
Titularizadora Colombiana S.A. Hitos	152,293	16,148	32,075	11,129	4,734

(1)	On December 30, 2015 the Bank acquired 20% of Grupo Agromercantil Holding S.A., this company is a subsidiary of the Group with a total participation of 60%.

As of December 31, 2015 and 2014, and January 1 2014, there are no restrictions on the capacity of associates for transferring funds to the Bank in the form of cash dividends.

The following are the Joint ventures that the Bank holds as of December 31, 2015 and 2014 and January 1, 2014:

Investments in joint ventures December 31, 2015
Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	Total OCI	OCI (Equity method)	Value of investment
In millions of COP
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects.	Colombia	50.00%	4,567	13	(13)	5,594

(1)	It corresponds to the income through equity participation of joint ventures recognized in the statement of income as of December 31, 2015.

Investments in joint ventures December 31, 2014
Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	Total OCI	Value of investment
In millions of COP
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects	Colombia	50.00%	(97)	-	1,014

(1)	It corresponds to the income through equity participation of joint ventures recognized in the statement of income as of December 31, 2014.

Investments in joint ventures January 1, 2014
Company Name	Main activity	Country	% of Participation	January 1, 2014
In millions of COP
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects	Colombia	50,00%	1,106

As of December 31, 2015, there are no contingent liabilities incurred by the Bank regarding its interests in the joint ventures and associates aforementioned.

NOTE 8. GOODWILL AND INTANGIBLE ASSETS

Intangibles assets and goodwill are comprised as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Intangible assets	607,586	171,121	305,824
Goodwill	6,484,669	4,414,728	3,587,694
Total	7,092,255	4,585,849	3,893,518

8.1. Intangible assets.

The following table sets forth the Bank's intangible assets as of December 31, 2015 and 2014, including the reconciliation of initial and final balances of the cost, accrued amortization, and accrued impairment losses:

	As of December 31, 2015
Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
	In millions of COP
Balance at January 1, 2015	-	774,236	-	774,236
Acquisitions	-	132,217	-	132,217
Terminated agreements/ Write off	-	(20,405)	-	(20,405)
Acquisition of Grupo Agromercantil Holding (1)	18,069	96,661	330,497	445,227
Assets classified as held for sale (2)	-	(6,246)	-	(6,246)
Foreign currency translation adjustment	-	58,888	-	58,888
Balance at December 31, 2015	18,069	1,035,351	330,497	1,383,917

(1) See section 8.3 of this Note

(2) See Note 31. Discontinued operations

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
	In millions of COP
Balance at January 1, 2015	-	(603,115)	-	(603,115)
Terminated agreements/ Write off		23,309	-	23,309
Amortization expense	-	(153,799)	-	(153,799)
Assets classified as held for sale	-	3,979	-	3,979
Foreign currency translation adjustment	-	(46,705)	-	(46,705)
Balance at December 31, 2015	-	(776,331)	-	(776,331)

Intangible assets at December 31, 2015, net	18,069	259,020	330,497	607,586

	As of December 31, 2014
Cost	Trademarks	Licenses	Client relationships	Total
	In millions of COP

Balance at January 1, 2014	-	706,089	-	706,089
Acquisitions	-	48,972	-	48,972
Terminated agreements/ Write off	-	(19,051)	-	(19,051)
Foreign currency translation adjustment	-	38,226	-	38,226
Balance at December 31, 2014	-	774,236	-	774,236

Amortization	Trademarks	Licenses	Client relationships	Total
	In millions of COP
Balance at January 1, 2014	-	(395,479)	-	(395,479)
Amortization expense	-	(178,261)	-	(178,261)
Foreign currency translation adjustment	-	(29,375)	-	(29,375)
Balance at December 31, 2014	-	(603,115)	-	(603,115)

Intangible assets at December 31, 2014, net	-	171,121	-	171,121

As of December 31, 2015 and 2014, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs related to software development

During the periods ending December 31, 2015 and 2014, the Bank incurred in costs that are directly related to software development amounted to COP 8,344 and COP 12,340, respectively. These costs were incurred during the design and implementation processes in connection with the updating and replacement of the mortgage core software application and SAP CRM software application. The expenses were recorded mainly as fees in the statement of income.

During 2014, there was also an initiative aimed at implementing the SAT software application related to credit card businesses, which had an investment for COP 9,869. This initiative was suspended; therefore, the asset was charged-off, and recorded as expenses in the year ended December 31, 2014.

Fully amortized intangible assets

As of December 31, 2015 and 2014, the Bank has intangible assets that have already fulfilled their estimated useful life but are still in use. The related gross basis cost amounted to COP 42,231 and COP 1,224, respectively.

Intangibles which did not meet the criteria to be recognized as assets

Software licenses and fees and other payments less than COP 120 that directly relate to software development, are recorded as an expense in operations as incurred, mainly due to the fact that it is not possibly to associate those assets to a major software development. As of December 31, 2015 and 2014, the Bank has recognized in the statement of income the amount of COP 3,583 and COP 1,496, respectively, as intangibles that did not meet the criteria to be recorded as assets.

8.2 Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	2015	2014
	In millions of COP
Balance at beginning of the year, net	4,414,728	3,587,694
Impairment of Uff! Móvil’s goodwill	-	(3,179)
Refund of the amount paid (1)	-	(37,684)
Sale of Uff! Móvil (2)	(18,083)	-
Sale of Banistmo Seguros	(77,082)	-
Preliminary goodwill resulting from the GAH acquisition (3)	735,073	-
Effect of change in foreign exchange rate	1,430,033	867,897
Balance at end of the year, net	6,484,669	4,414,728

(1)	In December 2014, HSBC Latin America Holding refunded COP 59,502 due to adjustments made to the price paid for Banistmo, of which COP 37,684 corresponds to adjustments directly related to the pricing. This amount was recognized as a reduction of the goodwill and the difference, COP 21,818, was recorded as income, because those adjustments were recognized by the Bank preveusly as expenses acquisition.
(2)	On November 30, 2015, the Bank sold its 80.59% stake in Uff! Móvil, which was held through Inversiones CFNS S.A.S. and BIBA Inmobiliaria S.A.S., the transaction was carried out by means of the sale of all shares of Uff! Móvil to MVNO Holdings LLC, a company established under the laws of the State of Florida in the United States.
(3)	On December 30, 2015, Bancolombia Panama S.A., a subsidiary of the Bank, acquired an additional 20% of the common stock of Grupo Agromercantil Holding S.A. (GAH), which represents a controlling stake of 60%. See '8.3 Acquisition of Grupo Agromercantil Holding (GAH)'

Goodwill impairment

At December 31, 2014, after performing the required impairment test, the Bank concluded that there was an impairment of Uff Movil goodwill due to the continuing losses during the last years, and therefore recorded an impairment charge in the Other Segments for the excess over the fair value amounting to COP 3,179:

	2014
Balance at beginning of the year, net	COP	21,262
Impairment		(3,179)
Balance at end of the year, net	COP	18,083

The recoverable amount of Uff Movil at December 31, 2014 amounts to COP11,283, and was determined using the fair value through the discounted cash flows valuation methodology. This valuation methodology determines the fair value of the company considering its cash generation capability attributable to the stockholders. This methodology estimates the available future cash flows by simulating the company or cash-generation unit operating performance taking into account reasonable and objective key assumptions and forward-looking projections based on the Bank’s general expectations related to the business, the company’s historical trends and the qualified evaluator’s independent criteria; and finally for estimating the present value of the available cash flows, the model uses a discount rate which implies the time value of money and the business risks. Consequently, the asset is categorized within Level 3 of the fair value hierarchy.

On November 30, 2015, Uff! Móvil was sold to a third party and the related goodwill was disposed at a loss.

The Bank tests goodwill recognized upon business combinations for impairment at least annually using a process that begins with an estimation of the recoverable amount of a cash-generation unit (CGU). Fair value is determined by management by reference to market value, if available, by pricing models, or with the assistance of a qualified evaluator. Determination of fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the reporting unit; estimation of the fair value of cash-generation units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

The key assumptions used by management in determining the fair value are:

Operating segment	Cash generating unit (CGU)	Goodwill 2015 (1)		Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)
Banking El	Corporate Banking	COP	197,319
Salvador	Consumer Banking		572,403	Cash flow	10 years plan	13.28%	-
	Mortgage Banking		119,102
Banking	Corporate Banking		2,677,571	Cash flow	5 years plan	11.40%	5.20%
Panama	Consumer Banking	COP	2,183,201

Operating segment	Cash generating unit (CGU)	Goodwill 2014 (1)		Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)
Banking El	Corporate Banking	COP	149,889
Salvador	Consumer Banking		434,814	Cash flow	10 years plan	13.03%	-
	Mortgage Banking		90,473
Banking	Corporate Banking		1,994,504			12.10%	6.70%
Panama	Consumer Banking		1,626,252	Cash flow	5 years plan
	Insurance		88,565			13.30%	2.50%
Other Segments	Mobile network operator	COP	18,083	Cash flow	10 years plan	11.50%	-

(1)	Goodwill was allocated to each cash generating unit considering their proportional part of the total assets measured at fair value.

Sensitivity analysis:

In order to assess the impact of changes in certain significant inputs such as the discount rate and the growth rate in the operating segments’ fair value, the qualified evaluators made a sensitivity analysis of these inputs through the definition of alternative scenarios with their future evolution. The tables below present the outcomes of each sensitivity analysis:

Other segments

	As of December 31, 2014
Growth rate		Discount rate
		10.50%		11.50%		12.50%
0.00%	COP	12,739	COP	11,283	COP	10,063

Banking Panama

Corporate banking

	As of December 31, 2015
Growth rate		Discount rate
		11.60%		11.40%		11.20%
5.20%	COP	4,378,598	COP	4,530,538	COP	4,692,729

Discount rate		Growth rate
		4.90%		5.20%		5.40%
11.40%	COP	4,426,517	COP	4,530,538	COP	4,643,317

	As of December 31, 2014
Growth rate		Discount rate
		11.10%		12.10%		13.10%
6.70%	COP	3,434,063	COP	2,752,636	COP	2,285,368

Discount rate		Growth rate
		5.70%		6.70%		7.70%
12.10%	COP	2,524,245	COP	2,752,636	COP	3,094,603

Small business banking

	As of December 31, 2015
Growth rate	Discount rate
	11.60%		11.40%		11.20%
5.2%	COP 3,231,340	COP	3,341,235	COP	3,458,518

Discount rate	Growth rate
	4.90%		5.20%		5.40%
11.40%	COP 3,266,133	COP	3,341,235	COP	3,422,655

	As of December 31, 2014
Growth rate	Discount rate
		11.10%		12.10%		13.10%
6.70%	COP	2,904,872	COP	2,332,930	COP	1,940,743

Discount rate	Growth rate
		5.70%		6.70%		7.70%
12.10%	COP	2,123,280	COP	2,332,930	COP	2,646,832

Insurance

	As of December 31, 2014
Growth rate	Discount rate
		12.30%		13.30%		14.30%
2.50%	COP	474,456	COP	456,595	COP	441,763

Discount rate		Growth rate
		1.50%		2.50%		3.50%
13.30%	COP	446,385	COP	456,595	COP	468,888

Banking El Salvador

Corporate Banking

	As of December 31, 2015
Discount rate	Growth rate
		-0.39%		0.00%		0.59%
12.30%	COP	1,140,004	COP	1,151,278	COP	1,170,065
13.28%		1,079,885		1,088,903		1,103,933
14.26%	COP	1,027,282	COP	1,034,797	COP	1,046,819

	As of December 31, 2014
Discount rate	Growth rate
		0.00%		1.00%		2.00%
12.90%	COP	1,044,988	COP	1,075,581	COP	1,110,975
13.40%		1,012,594		1,039,589		1,071,382
13.90%	COP	982,001	COP	1,006,596	COP	1,034,791

Consumer Banking

	As of December 31, 2015
Discount rate	Growth rate
		0.00%		1.00%		2.00%
12.30%	COP	2,946,107	COP	2,975,238	COP	3,023,789
13.28%		2,790,743		2,814,045		2,852,888
14.26%	COP	2,654,797	COP	2,674,218	COP	2,705,291

	As of December 31, 2014
Discount rate	Growth rate
		0.00%		1.00%		2.00%
12.90%	COP	2,516,736	COP	2,590,416	COP	2,675,654
13.40%		2,438,718		2,503,731		2,580,302
13.90%	COP	2,365,036	COP	2,424,270	COP	2,492,174

Mortgage Banking

	As of December 31, 2015
Discount rate	Growth rate
		-0.39%		0.00%		0.59%
12.30%	COP	556,237	COP	561,735	COP	570,903
13.28%		526,903		531,304		538,637
14.26%	COP	501,236	COP	504,904	COP	510,769

	As of December 31, 2014
Discount rate	Growth rate
		0.00%		1.00%		2.00%
12.90%	COP	491,973	COP	506,376	COP	523,039
13.40%		476,722		489,430		504,399
13.90%	COP	462,319	COP	473,896	COP	487,170

The Bank considers goodwill as an asset with indefinite useful life.

8.3 Agromercantil Group Holding (GAH) acquisition

On December 18, 2012, Bancolombia Panama S.A. (a subsidiary of Bancolombia S.A.) and BAM Financial Corporation (BFC), entered into a stock purchase agreement, pursuant to which Bancolombia Panama agreed to purchase from BFC a 40% stake in the capital stock of the Panamanian company Grupo Agromercantil Holding (GAH).

On October 1, 2013, after obtaining the required regulatory authorizations Bancolombia Panama acquired 40% of the common stock of GAH. The consideration paid by Bancolombia was USD 217,000 in cash. Likewise, the agreement set forth a series of call options held by Bancolombia Panama and put options held by BFC, with which after 5 years since that date Bancolombia Panama had the right to buy and BFC the obligation to sell, the number of voting shares required to hold 51% of the total share capital of GAH, on the other hand, during 5 years since the effective date, BFC had the right to sell and Bancolombia Panama the obligation to buy, any number of voting shares; however, the option never could be for a number of shares that would result in a 50%/50% of ownership over GAH as of October 2013.

In September 2015, the Share Purchase Agreement aforementioned was modified:

1.	BFC agreed to sell 40,540,000 common shares of Grupo Agromercantil (equivalent to 20% of the subscribed and paid capital) to Bancolombia Panama.

2.	The consideration payable in cash by Bancolombia Panama is USD 151,500.

3.	At the time of share transfer, December 30, 2015, the consideration paid was based on the estimated consolidated net income of GAH as of December 31, 2015, and will be trued-up once audited numbers are available. As part of the modification of the agreement, the Bank entered into a put agreement to acquire the remaining 40% shares in Grupo Agromercantil Holding at a contractually determined future date and value. The puttable non-controlling interest liability was recognized in the statement of financial position. The non-controlling shareholders in Grupo Agromercantil Holding have the option to put their 40% interest in Agromercantil to the Bank, using a market valuation formula based on future profits.

The acquisition achieved in stages of GAH and its subsidiaries is being accounted for under the acquisition method in accordance with IFRS 3. Accordingly, the Bank has remeasured its previously held equity interest in GAH at its acquisition-date fair value and recognized the resulting gain or loss considering any other comprehensive income previously recorded related to currency translation adjustment and equity method adjustment. The purchase price was preliminarily allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date as summarized in the following table. All acquired loans were also recorded at fair value. Preliminary goodwill of USD 233,396 (COP 735,073) is calculated as the purchase premium after adjusting for the fair value of net assets acquired, and the related deferred tax amounts of USD 28,954 (COP 91,191). The allocation of the purchase price will be finalized upon completion of the analysis of the fair values of GAH’s assets and liabilities.

For this acquisition, the estimated fair value of assets acquired and liabilities assumed are based on the information available at the end of the reporting period. The Bank considers this information provides a reasonable basis for determining fair values. Likewise, the Bank is currently evaluating these fair values and they are subject to review as more detailed analyses are completed and additional information becomes available. Any subsequent changes resulting from the evaluation of these estimates may adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement.

GAH Preliminary Purchase Price Allocation	U.S. dollar	Millions of COP (1)
Purchase price on December 31, 2015	151,500	477,145
Fair value of previously held invesment	272,527	858,316
Total	424,027	1,335,461
Preliminary allocation of the purchase price:
GAH stockholders’ equity at book value	365,183	1,150,132
GAH intangibles assets recognized at the acquisition date	136,929	431,252
Pre-tax adjustments to reflect acquired assets and liabilities at fair value:
Investment securities	9,207	28,999
Loans	(64,077)	(201,809)
Premises and equipment	19,383	61,046
Foreclosed assets	550	1,731
Other assets	(2,076)	(6,538)
Deposits	(3,685)	(11,606)
Other liabilities	(5,623)	(17,711)
Pre-tax total adjustment	(46,321)	(145,888)
Deferred income taxes	(28,954)	(91,191)
After-tax total adjustments	(75,275)	(237,079)
Fair value of net assets acquired	426,835	1,344,305
Fair value of put option over investee	(36,323)	(114,399)
Non-controlling interest at fair value	272,527	858,316
Preliminary goodwill	233,395	735,073

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at December 31, 2015 (USD1 per COP 3,149.47).

As a consequence of the terms included in the contract to acquire the shares held by Bank Financial Corporation -BFC- (currently, the Grupo Agromercantil Holding’s non-controlling interest), in which the latter can put its shares to Bancolombia Panama, the Bank’s Panamaniam subsidiary recognized a loss as of December 31, 2015, related to the remeasurement of the 20% of the derivative liability when it the Bank pay cash to acquire of an additional 20% of the common stock, which will represent a controlling stake of 60%, in Grupo Agromercantil Holding S.A. (“GAH”).

The goodwill has been allocated to the segment Banking Guatemala and represents the value expected from combining the GAH’s corporate banking portfolio with the Bank’s expertise commercial banking as well as the opportunity to increase its international operations by investing in the growing market of Central America.

Preliminary Condensed Statement of Net Assets Acquired

The following condensed statement of net assets acquired reflects the preliminary fair value assigned to GAH’s net assets as of the acquisition date:

	2015 (1)
	U.S. dollar	Millions of COP
Assets:
Cash and deposit funds	400,368	1,260,947
Derivative assets	1,120	3,526
Investment securities, net	602,797	1,898,493
Loan and leases, net	2,588,093	8,151,122
Intangible assets	141,366	445,227
Other assets	120,002	377,943
Total assets	3,853,746	12,137,258
Liabilities:
Deposits	2,587,362	8,148,820
Borrowings from other financial institutions	338,276	1,065,390
Accrued expenses and other liabilities	194,822	613,587
Debt securities in issue	306,451	965,156
Total liabilities	3,426,911	10,792,953
Fair value of net assets acquired (2)	426,835	1,344,305

(1)	Amounts converted to Colombian pesos using the exchange rate applicable at December 31, 2015 (USD1 per COP 3,149.47)
(2)	The fair value of net assets excludes preliminary goodwill resulting from the GAH acquisition of USD 233,396.

Unaudited Pro Forma Condensed Combined Financial Information

If the GAH acquisition had been completed on January 1, 2015 total revenue, net of interest expense and net income from continuing operations for the year ended December 31, 2015 would have been COP 7,052,535 and COP 2,323,729, respectively.

These results include the impact of amortizing certain purchase accounting adjustments such as intangible assets as well as fair value adjustments to loans, interbank borrowings and deposits. The pro forma financial information does not indicate the impact of possible business model changes nor does it consider any potential impacts of current market conditions or revenues or other factors. The results shown above combine the historical results of GAH and its subsidiaries and certain adjustments made according to the Bank's main accounting policies.

The Bank’s results for the reporting period ended December 31, 2015, does not include results from GAH and its subsidiaries, since the business combination took place on December 30, 2015.

Acquisition-related cost

In connection with the acquisition of GAH and its subsidiaries, the Bank incurred costs in the amount of COP 4,205 which are recorded in the ‘Other expenses’ line item of the Consolidated Statement of Income.

Previously held interest

Prior to control being obtained, the Bank accounted for its investment in GAH and subsidiaries using the equity method:

Date and nature of investment	Share in equity
October 2013 – Investment recorded as an associate	40%
December 2015 – Acquisition of 20%, control obtained	20%
Total at December 31, 2015	60%

At the date of obtaining control (the acquisition date), the Bank remeasured any previously-held equity interest to fair value and recognized a revenue amounting to COP 2,977 in the Consolidated Statement of Income as ‘Interest and valuation on investment’.

NOTE 9. PREMISES AND EQUIPMENT, NET

As of December 31, 2015 and 2014 and January 1, 2014 the premises and equipment consisted of the following:

		Roll - forward
Premises and equipment	Balance at January 1, 2015	Acquisitions	Expenses - depreciation	Disposals	Acquisitions through business combination (1)	Assets classified as held for sale (2)	Effect of changes in foreign exchange rate	Balance at December 31, 2015
	In millions of COP
Lands
Cost	246,290	29,330	-	(9,526)	48,852	-	33,785	348,731
Construction in progress
Cost	2,285	52,559	-	(1,372)	-	-	7,685	61,157
Buildings
Cost	1,023,019	12,079	-	(21,870)	75,695	-	96,929	1,185,852
Accumulated depreciation	(192,979)	-	(34,299)	5,795	-	-	(48,832)	(270,315)
Furniture and fixtures
Cost	471,773	48,048	-	(44,058)	13,408	(328)	42,683	531,526
Accumulated depreciation	(199,928)	(3,970)	(36,323)	5,770	(5,249)	202	(30,646)	(270,144)
Computer equipment
Cost	569,808	143,846	-	(38,590)	24,675	(12,877)	83,868	770,730
Accumulated depreciation	(358,943)	(8,867)	(84,162)	30,255	(11,613)	7,410	(57,919)	(483,839)
Vehicles
Cost	1,067,658	375,254	-	(93,854)	1,545	(133,390)	38,735	1,255,948
Accumulated depreciation	(314,318)	(382)	(130,753)	44,231	(696)	65,290	(8,712)	(345,340)
Airplane
Cost	48,328	-	-	-	-	-	15,292	63,620
Accumulated depreciation	(1,296)	-	(2,111)	-	-	-	(720)	(4,127)
Ongoing Imports
Cost	49,678	1,406	-	(29,892)	-	-	-	21,192
Leasehold improvements
Cost	122,154	117,645	-	(2,798)	11,711	(105)	35,058	283,665

		Roll - forward
Premises and equipment	Balance at January 1, 2015	Acquisitions	Expenses - depreciation	Disposals	Acquisitions through business combination (1)	Assets classified as held for sale (2)	Effect of changes in foreign exchange rate	Balance at December 31, 2015
	In millions of COP
Accumulated depreciation	(61,444)	-	(19,041)	775	-	-	(1,426)	(81,136)
Other Assets (3)
Cost	-	-	-	-	15,404	-	2,260	17,664
Total fixed assets in use - cost	3,600,993	780,167	-	(241,960)	191,290	(146,700)	356,295	4,540,085
Total fixed assets in use - accumulated depreciation	(1,128,908)	(13,219)	(306,689)	86,826	(17,558)	72,902	(148,255)	(1,454,901)
Other marketable and non-marketable for sale assets (4)
Cost	184,038	-	-	(17,375)	-	-	-	166,663
Accumulated depreciation	(9,802)	-	(483)	-	-	-	-	(10,285)
Total fixed assets - cost	3,785,031	780,167	-	(259,335)	191,290	(146,700)	356,295	4,706,748
Total fixed assets - accumulated depreciation	(1,138,710)	(13,219)	(307,172)	86,826	(17,558)	72,902	(148,255)	(1,465,186)
Total fixed assets	2,646,321							3,241,562

(1)	Premises and equipment classified in this category relate to the acquisition of Grupo Agromercantil Holding S.A. For further information see Note 8.3.
(2)	It corresponds to Compañía de Financiamiento Tuya S.A.. For further information see Note 31.
(3)	Assets not used in active business.
(4)	The other marketable and non-marketable assets are vehicles, premises and equipment with an estimated permanence under the Bank’s administration greater than one year and all those that do not fulfill the criteria for immediate sale, in both cases are classified under the premises and equipment account as other assets. Non-marketable assets correspond to assets that has no recoverable value and, thus, do not generate future economic benefits in the short term, and for which there is no certainty of sale since they can have legal usage limits or there is no a market available to fulfill the sale. The other marketable assets correspond to assets held for sale; however, their sale is not expected to be executed during the twelve months following from the reception.

		Roll - forward
Premises and equipment	Balance at January 1, 2014	Acquisitions	Expenses - depreciation	Disposals	Effect of changes in foreign exchange rate	Balance at December 31, 2014
	In millions of COP
Lands
Cost	235,592	5,074	-	(10,756)	16,380	246,290
Construction in progress
Cost	913	1,372	-	-	-	2,285
Buildings
Cost	970,113	27,012	-	(14,245)	40,139	1,023,019
Accumulated depreciation	(136,954)	-	(24,441)	262	(31,846)	(192,979)
Furniture and fixtures
Cost	421,927	41,468	-	(8,417)	16,795	471,773
Accumulated depreciation	(164,530)		(28,955)	4,682	(11,125)	(199,928)
Computer equipment
Cost	475,835	91,913	-	(74,867)	76,927	569,808
Accumulated depreciation	(260,747)	-	(68,492)	21,326	(51,030)	(358,943)
Vehicles
Cost	849,456	508,886	-	(291,381)	697	1,067,658
Accumulated depreciation	(257,502)	-	(113,663)	71,343	(14,496)	(314,318)
Airplane
Cost	-	38,922	-	-	9,406	48,328
Accumulated depreciation	-	-	(1,081)	-	(215)	(1,296)
Ongoing Imports
Cost	29,944	19,734	-	-	-	49,678
Leasehold improvements
Cost	102,016	13,074	-	(1,173)	8,237	122,154
Accumulated depreciation	(39,279)	-	(15,775)	269	(6,659)	(61,444)
Total fixed assets - cost	3,085,796	747,455	-	(400,839)	168,581	3,600,993
Total fixed assets - accumulated depreciation	(859,012)	-	(252,407)	97,882	(115,371)	(1,128,908)
Other marketable and non-marketable for sale assets (1)
Cost	215,686	27,521	-	(59,169)	-	184,038
Accumulated depreciation	(16,000)	-	-	6,198	-	(9,802)
Total fixed assets - cost	3,301,482	774,976	-	(460,008)	168,581	3,785,031
Total fixed assets - accumulated depreciation	(875,012)	-	(252,407)	104,080	(115,371)	(1,138,710)
Total fixed assets	2,426,470					2,646,321

(1)	The other marketable and non-marketable assets are vehicles, premises and equipment with an estimated permanence under the Bank’s administration greater than one year and all those that do not fulfill the criteria for immediate sale, in both categories are classified under the premises and equipment account as other assets. Non-marketable assets correspond to assets that have no recoverable value and, thus, do not generate future economic benefits in the short term, and for which there is no certainty of sale since they can have legal usage limits or there is no market available to fulfill the sale. The other marketable assets correspond to assets held for sale; however, their sale is not expected to be executed during the twelve months following from the reception.

The other non-marketable assets are considered as impaired assets at the full amount, which will not be subject to write-offs considering that the Bank assumes all risks associated with the asset. Those assets are subject to depreciation and impairment.

As of December 31, 2015 and 2014, there were no contractual commitments for the purchase of fixed assets, or premises pledged as collateral.

As of December 31, 2015 and 2014, the assessment made by the Bank indicates there is not any evidence of impairment of its premises and equipment.

NOTE 10. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period:

	As of December 31
	2015	2014
	In millions of COP
Balance at the beginning of the year	1,114,180	984,701
Acquisitions	244,730	80,978
Sales/Write-offs	(4,040)	(7,734)
Profits (loss) on valuation	150,176	56,235
Balance at the end of the period	1,505,046	1,114,180

The valuation adjustments recorded by the Bank's related to its investment properties are detailed below:

	As of December 31, 2015
Type of asset	Balance at the beginning of the year	Appraisals	Net increase in investment properties	Adjusted fair value at the end of the year (1)
	In millions of COP
Buildings	949,413	94,810	231,343	1,275,566
Lands	164,767	55,366	9,347	229,480
Total	1,114,180	150,176	240,690	1,505,046

	As of December 31, 2014
Type of asset	Balance at the beginning of the year	Appraisals	Net increase in investment properties	Adjusted fair value at the end of the year (1)
	In millions of COP
Buildings	836,812	49,726	62,874	949,412
Lands	147,889	6,509	10,370	164,768
Total	984,701	56,235	73,244	1,114,180

(1)	Corresponds to the change in the commercial appraisal of real estate due to the change in the Colombian consumer price index (“IPC”)

Amounts recognized in the statement of income for the period

The table sets forth the main income recorded by the Bank related to its investment properties:

	2015	2014
	In millions of COP
Income from rentals	89,389	79,237
Operating expenses due to:
Investment properties that generated income through rentals	11,693	9,320
Investment properties that did not generate income through rentals	2,539	823

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property, however, until October 18, 2015 the asset held by the trust P.A. Lote Abelardo Castro had a restriction, because in the negotiation with the Concessionaire Mining (Corona Group), the Bank accepted that directly or through a third authorized party undertakes mining operations on the asset for two (2) years since October 18, 2013, therefore in the accounting period as of December 31, 2015 the bank can dispose of these property.

Fair value of the investment properties

The fair value of the Bank’s investment properties for the year ending at December 31, 2014 and December 31, 2015 has been recorded according to the assessment made by independent external consulting companies.

The aforementioned companies are independent and have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or are foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumption such as: discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these assets, the greater and best use of these assets is their present use.

As of December 31, 2015 and 2014, the Bank does not have investment properties held under financial leases.

NOTE 11.A INCOME TAXES - CREE TAX AND DEFERRED TAX

Current tax is calculated in each country where the Grupo Bancolombia has operations, in accordance with the tax regulations in force in each of the jurisdictions.

Deferred tax asset and liability is recognized based on the temporary differences arising from the future estimate of tax and accounting effects attributable to differences between assets and liabilities in the statement of financial position and its tax base.

1.	Amounts recognized in Results

	2015	2014
	In millions of COP
Current tax
Fiscal year	346,556	457,338
Previous fiscal years	6,159	10,061
Total current tax	352,715	467,399

Deferred tax
Fiscal year	296,535	270,277
Total deferred tax	296,535	270,277

Total tax	649,250	737,676

2.	Amounts recognized in Other Comprehensive Income

	December 31, 2015
	In millions of COP
	Before taxes	Expenses per tax or benefit	Net taxes
Net profit (loss) by financial instruments measured at fair value	128,271	9,052	137,323
Net profit (loss) by benefits to employees	(59,434)	9,312	(50,122)
Net	68,837	18,364	87,201

See Other Comprehensive Income

	December 31, 2014
	In millions of COP
	Before taxes	Expenses per tax or benefit	Net taxes
Net profit (loss) by financial instruments measured at fair value	(120,627)	(3,110)	(123,737)
Net profit (loss) by benefits to employees	(27,297)	6,407	(20,890)
Net	(147,924)	3,297	(144,627)

See Consolidated Statement of Other Comprehensive Income

3.	The net deferred tax assets and liabilities by company is as follows

	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2014	January 1, 2014	January 1, 2014
Company	Deferred tax asset	Deferred tax liability	Deferred tax asset	Deferred tax liability	Deferred tax asset	Deferred tax liability
	In millions of COP
Bancolombia S.A.		(705,176)		(470,940)		(338,815)
Leasing Bancolombia S.A.	4,040		56,104		114,957
Leasing Perú S.A.			1,632		1,172
Renting Colombia S.A.		(8,893)		(24,380)		(33,510)
Transportempo S.A.S.		(4,456)		(4,773)		(4,308)
Arrendamiento Operativo CIB S.A.C.	4,252		2,138
Fiduciaria Bancolombia S.A.	4,883		1,306		1,888
FiduPerú S.A. Sociedad Fiduciaria					555
Banca de Inversión Bancolombia S.A.	1,356			(2,003)		(391)
BIBA Inmobiliaria S.A.S.				(49)		(151)
Inversiones CFNS S.A.S.		(717)		(773)		(885)
Valores Simesa S.A.		(7,016)		(1,732)		(1,959)
Valores Bancolombia S.A.	942		802			(2,963)
Factoring Bancolombia S.A.						(651)
Compañía de Financiamiento Tuya S.A.				(18,473)		(7,652)
Banagrícola S.A.		(5,326)		(3,977)		(5,645)
Inversiones Financieras Banco Agrícola S.A.		(19,144)		(15,732)		(12,690)
Banco Agrícola S.A.	40,239		33,731		17,462
Arrendadora Financiera S.A.	128		69		20
Credibac S.A. de CV						(1)
Bagricola Costa Rica S.A.	48		25		22
Uff Móvil S.A.S.			4,384		4,646
Banistmo S.A. y Filiales	114,594		87,546		98,637
Fideicomiso "Lote Abelardo Castro"		(372)		(269)		(221)
Grupo Agromercantil Holding		(83,292)
Net deferred tax	170,482	(834,392)	187,737	(543,101)	239,359	(409,842)

4.	Other disclosures

A.	Explanation of applicable rates

The following are nominal rates of the income tax in each of the countries where Grupo Bancolombia has operations that are subject to earnings:

		2014	2015	2016	2017	2018	As from 2019
Companies from Colombia	Income and CREE (plus CREE surcharge)	34%	39%	40%	42%	43%	34%
Companies from Peru	Income	30%	28%	28%	27%	27%	26%
Companies from Panama (Banistmo and Subsidiaries)	Income	25%	25%	25%	25%	25%	25%
Companies from Salvador	Income	30%	30%	30%	30%	30%	30%
Companies from Guatemala	Income	25%	25%	25%	25%	25%	25%

B.	Amount of temporary differences in subsidiaries, branches, associates on which no charged deferred tax has been recognized

	December 31, 2015	December 31, 2014
Temporary differences
Subsidiaries	COP 2,301,899	COP 318,556

In accordance with IAS 12 and considering that the Administration does not intend to sell its investments in subsidiaries over which it has control, no deferred tax is recognized for the aforementioned temporary differences.

C.1 Temporary differences to December 31, 2015.

Deferred tax summary in Balance accounts	December 31, 2014	With effects on the statement of income	With OCI effects	Grupo Agromercantil acquisition	Reclassifications and discontinued operations	Foreign currency translation adjustment	December 31, 2015
	In millions of COP
Total deferred tax asset	495,044	171,606	10,545	97,685	(23,984)	40,183	791,079
Total deferred tax liability	(850,408)	(468,141)	7,819	(180,977)	28,562	8,156	(1,454,989)
Net deferred tax	(355,364)	(296,535)	18,364	(83,292)	4,578	48,339	(663,910)

With effects on the statement of income

	December 31, 2014	Realization	Increase	Grupo Agromercantil acquisition	Discontinued operation Tuya	December 31, 2015
	In millions of COP
Deferred tax asset:
Depreciated cost of the portfolio	910	16,766	51,422	82,652	105	118,113
Property and equipment	65,312	38,682	1,517	7,393	-	35,540
Intangible assets	13,012	12,952	-	15	-	75
Litigation and claims	594	-	45	-	-	639
Employee benefits	142,066	696	9,127	177	4,558	146,116
Municipal tax liabilities	8,204	467	1,791	-	-	9,528
Impairment evaluation	5,939	1,118	3,718	-	-	8,539
Tax loss carryforward	132,710	15,921	3,271	-	-	120,060
Financial obligations	90,034	26,684	110,015	1,074	-	174,439
Deferred income	2,095	-	-	-	-	2,095
Investment valuation	617	658	75,585	-	-	75,544
Others	26,439	18,858	85,555	6,374	16,777	82,733
Total deferred tax asset	487,932	132,802	342,046	97,685	21,440	773,421

	December 31, 2014	Realization	Increase	Grupo Agromercantil acquisition	Discontinued operation Tuya	December 31, 2015
	In millions of COP
Deferred tax liability:
Property and equipment	(234,941)	113,609	142,392	24,265	2,754	(285,235)
Inventories	(8,860)	10,357	1,497		-	-
Leasing re-expression	(87,108)	175,037	224,946	108,423	-	(245,440)
Impairment evaluation	(135,370)	67,511	101,761		31,459	(138,161)
Equity securities valuation	(18,110)	4,444	662	32,303	-	(46,631)
Derivatives valuation	(83,473)	68,011	171,769		-	(187,231)
Goods received as payment	(45,809)	23,815	-		-	(21,994)
Others	(157,575)	35,606	326,700	15,986	5,701	(458,954)
Total deferred tax liability	(771,246)	498,390	969,727	180,977	39,914	(1,383,646)

Impact on Other Comprehensive Income

	December 31, 2014	Realization	Increase	December 31, 2015
	In millions of COP
Deferred tax asset
Employee benefits	7,112	734	11,280	17,658
Total deferred tax asset	7,112	734	11,280	17,658

	December 31, 2014	Realization	Increase	December 31, 2015
	In millions of COP
Deferred tax liability
Debt securities valuation	(40)		1,428	(1,468)
Investment valuation	(79,122)	10,516	1,269	(69,875)
Total deferred tax liability	(79,162)	10,516	2,697	(71,343)

C.2 Temporary differences to December 31, 2014.

Deferred tax summary in Balance accounts	January 1, 2014	With effects on the statement of income	With OCI effects	Reclassifications and discontinuous operations	Foreign currency translation adjustment	December 31, 2014
In millions of COP
Total deferred tax asset	411,475	51,017	6,407	(2,183)	28,328	495,044
Total deferred tax liability	(581,958)	(321,294)	(3,110)	(8,645)	64,599	(850,408)
Net deferred tax	(170,483)	(270,277)	3,297	(10,828)	92,927	(355,364)

With effects on the statement of income

	January 1, 2014	Realization	Increase	December 31, 2014
	In millions of COP
Deferred tax asset
Depreciated cost of the portfolio	28,261	87,123	59,772	910
Property and equipment	50,923	2,983	17,372	65,312
Intangible assets	4,262	17	8,767	13,012
Litigation and claims	896	306	4	594
Employee benefits	96,515	7,129	52,680	142,066
Municipal tax liabilities	6,019	308	2,493	8,204
Impairment evaluation	3,291	305	2,953	5,939
Tax loss carryforward	109,811	117	23,016	132,710
Financial obligations	75,246	451	15,239	90,034
Deferred income	980	-	1,115	2,095
Investment valuation	3,169	2,552	-	617
Others	31,397	7,414	2,456	26,439
Total deferred tax asset	410,770	108,705	185,867	487,932

	January 1, 2014	Realization	Increase	December 31, 2014
	In millions of COP
Deferred tax liability
Property and equipment	(246,637)	71,255	59,559	(234,941)
Inventories	(4,290)	-	4,570	(8,860)
Leasing re-expression	(44,057)	513,368	556,419	(87,108)
Impairment evaluation	(59,540)	30,985	106,815	(135,370)
Equity securities valuation	(30,187)	160,196	148,120	(18,111)
Derivatives valuation	(36,616)	109,176	156,033	(83,473)
Goods received as payment	(42,616)	8,140	11,333	(45,809)
Others	(41,963)	6,727	122,339	(157,575)
Total deferred tax liability	(505,906)	899,847	1,165,188	(771,247)

Impact on Other Comprehensive Income

	January 1, 2014	Realization	Increase	December 31, 2014
	In millions of COP
Deferred tax asset
Employee benefits	705	1,854	8,261	7,112
Total deferred tax asset	705	1,854	8,261	7,112

	January 1, 2014	Realization	Increase	December 31, 2014
	In millions of COP
Deferred tax liability
Debt securities valuation	(40)			(40)
Investment valuation	(76,012)	9,810	12,920	(79,122)
Total deferred tax liability	(76,052)	9,810	12,920	(79,162)

The Bank expects to have future net income to recover values recognized as deferred tax asset. These estimates of future net income are based on financial projections that were prepared taking into account the information from Grupo Bancolombia's economic research about the economic environment expected for the next five (5) years, affecting the Parent Company and its subsidiaries. The main indicators on which the models are based are GDP growth, portfolio growth and interest rates. Apart from these elements, the company's long-term strategy is taken into consideration.

5.	Future consequences for the income tax and CREE tax of receiving dividends

According to the historical behavior of dividends and current tax regulations, if the Parent Company receives dividends from its Colombian subsidiaries, these would not be charged.

6.	Reconciliation of the effective tax rate

Reconciliation of the average effective tax rate and the applicable tax rate	2015	2014
	In millions of COP
Accounting earnings	3,235,635	3,104,594
Tax applicable to the nominal rate	1,261,898	1,055,562
Effect of the tax rate on non-deductible expenses for determining taxable profit (loss)	290,291	146,282
Effect of the tax rate on accounting and not fiscal expenses (income) for determining taxable profit (loss)	(972,015)	(354,731)
Effect of the tax rate on fiscal and not accounting expenses (income) for determining taxable profit (loss)	352,543	354,750
Effect of the tax rate on revenues from ordinary activities exempt from taxation	(172,466)	(168,047)
Effect of the tax rate on income from ordinary activities not constituting income or occasional earnings from taxation	(66,459)	(103,938)
Other fiscal deductions	(171,053)	(216,569)
Unrealized value of financial instruments	-	235
Effect of difference in statutory tax rates	36,263	18,495
Foreign profits taxed at other rates	99,398	71,614
Other effects of the tax rate from reconciling accounting earnings and tax expenses (income)	(11,899)	(67,318)
sale of assets	2,749	1,341
Total Tax	649,250	737,676

The effective tax rate as of December 31, 2015 and 2014 were 20.07% and 23.76%, respectively.

7.	Discontinued operations

Compañía de Financiamiento Tuya S.A.	2015	2014
Earnings before taxes	21,446	99,852
Total income and CREE taxes	21,635	26,157
Total deferred tax	(22,702)	10,828
Total tax	(1,067)	36,985
Net profit of discontinued operations	22,513	62,867

8.	Potential consequences on the payment of dividends

If the Parent Company, or any of its subsidiaries, distributes dividends, these would be subject to the tax regulations of each of the countries where they are enacted.

9.	Tax contingent liabilities and assets

On December 31, 2015, Grupo Bancolombia presented the following contingent liabilities for tax matters; sanctions and default interests are part of such provisions and are registered in the relevant expenses.

Processes	December 31, 2015	December 31, 2014
Income taxes of 2006 and 2008, the revised assessment was demanded, which aims to add income and disregard costs and deductions.

Bancolombia, Bancolombia securities and Investment Banking, it was claimed the resolution, which is intended to impose a sanction for correction to the wealth tax declaration.	-	COP	64,469

10.	Fiscal losses

The following is the detail of the Tax loss carryforward and excesses of presumptive income on net income in the group entities which have not been used up to December 31, 2015.

Base	Tax deferred asset recognized

COP 465,526	COP 116,388

The following is the detail of the Tax loss carryforward and excesses of presumptive income on net income in the group entities which have not been used up to December 31, 2014.

Base	Tax deferred asset recognized

COP 530,838	COP 132,710

11.	Current tax regulations

Current tax regulations generally include the following sections:

Companies domiciled in Colombia

1. In accordance to the provisions contained in Act 1607 of 2012, the net taxable income rate as from the year 2013 is 25%.

2. Occasional earnings are handled separately from ordinary income and taxed at a rate of 10% as from the year 2013.

3. The base for determining the ordinary income tax cannot be under three percent (3%) of liquid assets on the last day of the previous fiscal year.

4. It is necessary to conduct a study for transfer prices and to present an informative statement along with supporting documentation regarding the operations carried out with ties or related parties abroad and in fiscal havens.

Supported by economic studies and documentation supporting previous years, it is considered that it is not required the additional provision of tax income, the study and the transfer prices declaration of taxable year 2015; there is the formal obligation to submit them in 2016.

5. Operative leasing in Peru have signed a legal stability agreement which will be in force until 2017 and the companies Leasing Bancolombia and Renting Colombia until 2028.

Legal stability contracts are agreements made with the Colombian and Peruvian State to continue implementing certain fiscal regulations in exchange for the making an investment in assets, to pay a premium in Colombia and pay an additional rate in Peru.

In other countries

For companies domiciled in Peru, tax regulation changed after 2014; therefore, as from the year 2015, the income tax rate of 30% will be 28%, and this would decrease progressively until the year 2019, when it will reach 26%.

For the subsidiaries of Bancolombia whose address is in Panama and whose income come from transactions outside the Republic of Panama: Bancolombia Panamá S.A., Sistema de Inversiones y Negocios S.A., Banagrícola S.A., Suvalor Panamá Fondo de Inversión S.A. and Valores Bancolombia Panamá S.A.; the income tax is governed according to the provisions of the Fiscal Code of Panama, which provides that foreign source profits are not taxable; therefore, the profits obtained by the companies mentioned above are not subject to income tax.

Bancolombia Cayman S.A., domiciled in Cayman Islands and whose income come from transactions outside Cayman Islands is not subject to income tax in Cayman Islands according to the current tax regulations in the country.

Banistmo S.A. and its subsidiaries and Bancolombia (Panama Branch) established in the Republic of Panama pay an income tax on the profit obtained in the country at a rate of 25% as from the year 2014. According to the tax regulations in force in the country, profit from foreign transactions, interests earned on term deposits in local banks, Government of Panama debt securities and investments in securities listed on the Stock Exchange are exempt from the payment of income tax.

In El Salvador, the income tax is determined applying the rate of 30% to the taxable income under the Income Tax Act of El Salvador, contained in Legislative Decree No. 134 of 1991, effective as from January 1, 1992.

Companies whether or not domiciled in El Salvador with taxable income equal or less than USD 150 a year will pay only 25% of the taxable income. Dividends are excluded from the tax calculation, but are charged with a tax equal to 5% when paid or credited to its shareholders, except that these have been subject to retention and total of the tax in previous distributions.

The income tax to be paid in respect of capital earnings from property realized after twelve months is 10%.

The subsidiary Bancolombia Puerto Rico, according to the law governing the International Banking Center of Puerto Rico, is 100% free of income, property and municipal taxes provided that the income derives from international banking activities.

For companies located in Guatemala; in accordance with Book I, Income Tax of Decree No. 10-2012 of the Congress of the Republic of Guatemala, published on March 5, 2012, from January 1, 2013, the Bank adopted the profit regime of lucrative activities that sets a tax rate of 25% for the year 2015 and following periods. Additionally, the income from capital and capital earnings are charged with a tax rate of 10%, and the distribution of dividends, earnings and profits is charged with a tax rate of 5%.

Likewise, it is also possible for some companies to adopt the optional simplified regime of income from lucrative activities for the determination of the income tax, which sets a tax rate of 5% on the monthly taxable income up to Q. 30,000 plus 7% upon the remainder of the monthly taxable income over this amount, considering as taxable income the total income affected.

NOTE 11B. Wealth tax

The wealth was established as a new tax for the years 2015 to 2017. It applies to legal persons paying the income tax, whose liquid assets up to January 1, 2015, is equal to or greater than COP 1,000. This tax rate is marginal and for assets exceeding COP 5,000 it will be:

Year	Rate
2015	1.15%
2016	1%
2017	0.4%

For 2016 and 2017, the base will be the one of 2015 increased by one quarter of each year's inflation and in the event that the taxable base of 2016 and 2017 is less than the one of 2015, the base of the year 2015 shall be reduced by one quarter of the inflation of each year.

The taxable base for payment of the wealth tax can also be diminished by the net patrimonial value of the shares or contributions in national companies, whether is owned directly or through commercial trusts, collective investment funds or voluntary pension funds, as well as shares held through voluntary pension insurance and individual life insurance.

Companies	Taxes value

Total wealth tax paid in the year 2015	161,554

NOTE 12. ASSETS HELD FOR SALE AND INVENTORIES

The breakdown of inventories and non-current assets held for sale of The Bank is as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Inventories	76,543	65,508	12,913
Assets held for sale	53,286	32,236	40,738
Assets related to discontinued operations (1)	1,820,979	-	-
Total inventories and assets held for sale	1,950,808	97,744	53,651

(1) Corresponds to assets of Compañía de financiamiento Tuya S.A . See Note 31 Discontinued Operations.

12.1 Inventories

Due to the nature of the financial services provided by the companies which comprise the Bank’s Leasing segment, when assets provided through operating or financial leases to third parties that do not exercise the purchase option or do no have a purchase option, once the agreement expires those assets are recorded as inventories, considering that in the course of the ordinary activities performed by such subsidiaries, those assets are routinely sold.

The Bank's inventories at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
	In millions of COP
Leasing Segment:
Machinery	63,631	31,865
Lands and buildings	15,223	40,482
Inventory – vehicle	12,577	12,471
Other segments
Mobile phone inventory (1)	-	125
Mobile phone kit inventory (1)	-	54
Total inventory cost	91,431	84,997
Impairment	(14,888)	(19,489)
Total inventories	76,543	65,508

(1) At December 31, 2015, the Bank does not have this type of inventory, due to the sale of Uff Móvil S.A.S.

There are no inventories pledged as collateral for liabilities as of December 31, 2014 and December 31, 2015.

12.2 Non-current assets held for sale

The assets recognized by the Bank as non-current assets held for sale correspond to machinery, equipment, motor vehicles, technology, among others that have been received as foreclosed assets.

The total balance of non-current assets held for sale, by operating segment, are detailed below:

	As of December 31, 2015
Non-current assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala (1)	Leasing Segment	Total
	In millions of COP
Machinery and equipment	3,451	1,776	-	-	18,264	23,491
Cost	3,506	1,859	-	-	19,241	24,606
Impairment	(55)	(83)	-	-	(977)	(1,115)
Real estate for residential purposes	1,880	10,129	5,785	4,124	-	21,918
Cost	2,032	10,290	5,967	4,124	-	22,413
Impairment	(152)	(161)	(182)	-	-	(495)
Real estate different from residential properties	166	6,793	-	918	-	7,877
Cost	175	6,857	-	918	-	7,950
Impairment	(9)	(64)	-	-	-	(73)
Total non-current assets held for sale	5,497	18,698	5,785	5,042	18,264	53,286

(1) Relate to the acquisition of Grupo Agromercantil Holding S.A For further information see Note 8.3 Agromercantil Group Holding (GAH) acquisition

	As of December 31, 2014
Non-current assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Segmento Leasing	Total
	In millions of COP

Machinery and equipment	1,737	978	-	-	2,715
Cost	2,280	978	-	-	3,258
Impairment	(543)	-	-	-	(543)
Real estate for residential purposes	559	8,364	9,151	-	18,074
Cost	583	8,424	9,151	-	18,158
Impairment	(24)	(60)	-	-	(84)
Real estate different from residential properties	161	11,081	205	-	11,447
Cost	233	11,198	205	-	11,636
Impairment	(72)	(117)	-	-	(189)
Total non-current assets held for sale	2,457	20,423	9,356	-	32,236

Assets held for sale had an impairment amounting COP 1,683 and COP 816 as of December 31, 2015 and December 31, 2014, respectively. The aforementioned impairment was mainly due to transactions with a sale price below the carrying value of assets and the estimated costs to sell, computed according to a percentage determined for each type of asset and business line, which decrease the fair value of non-current assets held for sale.

NOTE 13. OTHER ASSETS

As of December 31, 2015 and 2014 and January 1, 2014 the Bank’s other assets consist of:

Other Assets	December 31, 2015	December 31, 2014	January 1, 2014
	In millons of COP
Tax advances (1)	899,485	279,202	157,953
Interbank Borrowings not classified as cash equivalents	386,367	-	-
Assets pledged as collateral	325,458	133,731	118,910
Prepaid expenses	292,416	199,398	156,234
Commission for letters of credit	110,549	39,034	61,501
Receivable Sales of goods and service	97,016	173,413	132,950
Commission receivables	73,528	80,537	82,260
Balance in credit card clearning house	61,251	41,771	64,742
Operating leases	42,200	35,340	25,841
Taxes Receivable	33,786	57,366	66,823
Debtors	14,876	366	402
Interest receivable	10,818	9,334	10,969
Other receivables	414,544	503,661	470,187
Others	87,362	11,350	12,581
Allowance Others	(12,981)	(397)	(379)
Total	2,836,675	1,564,106	1,360,974

(1) The increase is mainly due to higher tax advances from Bancolombia S.A.

As of December 31, 2015 the Compañía de Financiamiento Tuya S.A had COP 47.521 in other assets that are clasified as a discontinued operation.

NOTE 14. DEPOSITS

The detail of the deposits as of December 31, 2015 and 2014 and as of January 1, 2014 is the following:

Deposits	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Saving accounts	47,813,680	39,129,999	34,650,004
Time deposits	48,713,789	36,105,096	34,024,018
Checking accounts	23,646,578	18,147,025	16,797,204
Other deposits	1,627,981	1,387,199	1,040,878
Total (1)	121,802,028	94,769,319	86,512,104

(1) As of December 31, 2015, Tuya was considered as assets held for sale, and the related deposits amounted to COP 1,266.30. For further information see Note 31 Discontinued Operations.

The following table details the time deposits (‘CDT’) issued by the Bank:

CDT	Effective interest rate		December 31, 2015
Modality	Minimum	Maximum	Carrying value		Fair value
	In millions of COP
Less than 6 Months	0.05%	7.09%		10,383,845		10,324,971
Equal to 6 months and less than 12 months	0.10%	8.91%		8,196,680		8,160,973
Equal to 12 months and less than 18 months	0.10%	9.34%		6,037,867		6,031,437
Equal to or greater than 18 months	0.03%	13.09%		24,095,397		24,136,462
Total			COP	48,713,789	COP	48,653,843

CDT	Effective interest rate		December 31, 2014
Modality	Minimum	Maximum	Carrying value		Fair value
Less than 6 Months	0.10%	5.25%	COP	9,854,509	COP	8,885,776
Equal to 6 months and less than 12 months	0.05%	6.69%		5,487,804		5,329,350
Equal to 12 months and less than 18 months	0.10%	7.01%		3,108,758		3,086,744
Equal to or greater than 18 months	0.05%	12.50%		17,654,025		17,863,795
Total			COP	36,105,096	COP	35,165,665

CDT	Effective interest rate		January 1, 2014
Modality	Minimum	Maximum	Carrying value		Fair value
Less than 6 Months	0.10%	6.66%	COP	10,733,845	COP	10,554,288
Equal to 6 months and less than 12 months	0.10%	6.66%		4,850,219		4,804,641
Equal to 12 months and less than 18 months	0.10%	7.02%		3,835,477		3,905,256
Equal to or greater than 18 months	0.05%	12.50%		14,604,477		14,925,616
Total			COP	34,024,018	COP	34,189,801

The detail of CDT’s maturities issued by the Bank is as follows:

	December 31, 2015
Period	Carrying value		Fair value
Less than one year	COP	34,353,150	COP	34,256,206
1 to 3 years		9,287,774		9,326,760
3 to 5 years		2,918,071		2,937,748
More than 5 years		2,154,794		2,133,129
Total	COP	48,713,789	COP	48,653,843

	December 31, 2014
Period	Carrying value		Fair value
Less than one year	COP	26,690,094	COP	25,622,132
1 to 3 years		6,927,020		6,991,694
3 to 5 years		1,440,682		1,457,158
More than 5 years		1,047,300		1,094,681
Total	COP	36,105,096	COP	35,165,665

	January 1, 2014
Period	Carrying value		Fair value
Less than one year	COP	24,125,424	COP	24,102,797
1 to 3 years		6,811,357		6,961,499
3 to 5 years		1,675,151		1,697,872
More than 5 years		1,412,086		1,427,633
Total	COP	34,024,018	COP	34,189,801

NOTE 15. INTERBANK DEPOSITS AND LIABILITIES

The following table sets forth information regarding the money market operations recognized as liabilities in the statement of financial position:

	December 31, 2015	December 31, 2014	January 1,2014
	In millions of COP
Interbank Deposits
Interbank liabilities	400,062	375,958	229,201
Total interbank	400,062	375,958	229,201
Liabilities
Short selling operations	699,367	724,395	739,860
Temporary transfer of securities	266,798	1,165,350	244,579
Repurchase agreements	266,291	2,214	32,003
Total Repurchase agreements and other similar secured borrowing (1)	1,232,456	1,891,959	1,016,442
Total monetary market transactions	1,632,518	2,267,917	1,245,643

(1)	Total repo liabilities have maturities of less than 30 days.

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

The Bank does not offset repurchase and resale transactions with the same counterparty on the consolidated statement of financial position even where it has such a legally enforceable netting agreement.

The table below presents repurchases and resale transactions included in the consolidated statement of financial position as cash and due from banks at December 31, 2015 and 2014 and as of January 1, 2014:

	As of December 31, 2015
	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
	In millions of COP
Securities purchased under resale agreements	3,303,231	-	3,303,231	(2,931,266)	371,965
Securities sold under repurchase agreements (1)	(533,089)	-	(533,089)	533,089	-
Total repurchase and resale agreements	2,770,142	-	2,770,142	(2,398,177)	371,965

(1)	As of December 31, 2015, short-sell operations amounted to COP 699,367, these are not offset in the table above.

	As of December 31, 2014:
	Assets / liabilities gross		Amounts offset in the statement of financial position	Net balance presented in the statement of financial position		Financial instruments as collaterals		Assets / liabilities net
	In millions of COP
Securities purchased under resale agreements	COP	1,302,267	-	COP	1,302,267	COP	(1,302,267)	-
Securities sold under repurchase agreements		(1,891,959)	-		(1,891,959)		1,657,803	(234,156)
Total repurchase and resale agreements		(589,692)	-		(589,692)		355,536	(234,156)

	As of January 1, 2014
	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
	In millions of COP
Securities purchased under resale agreements	2,124,721	-	2,124,721	(2,093,052)	31,669
Securities sold under repurchase agreements	(1,016,442)	-	(1,016,442)	1,016,442	-
Total repurchase and resale agreements	1,108,279	-	1,108,279	(1,076,610)	31,669

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 16. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2015 and 2014 and as of January 1, 2014, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

	December 31, 2015		December 31, 2014		January 1, 2014
Obligations granted by domestic banks	COP	5,634,692	COP	4,472,287	COP	4,771,143
Obligations granted by foreign banks (1)		14,086,492		9,379,997		7,707,568
Total	COP	19,721,184	COP	13,852,284	COP	12,478,711

(1) The Bank has recognized a financial liability with Bank Financial Corporation (BFC) amounting to USD 271.5 million as of December 31, 2015, due to its obligation to pay cash in future to purchase the non-controlling shares of Grupo Agromercantil Holding. The Bank will reclassify the liability to equity if the put expires unexercised. For further information see Note 8.3. Acquisition of Grupo Agromercantil Holding (GAH).

Obligations granted by domestic banks

Financial entity	Rate Maximum	Rate Minimum	December 31, 2015
Financiera de Desarrollo Territorial ("Findeter")	11.70%	0.16%	COP	1,953,996
Banco de Comercio Exterior de Colombia (“Bancoldex”)	10.47%	1.01%		1,248,294
Fondo para el Financiamiento del Sector Agropecuario ("Finagro")	7.38%	0.27%		320,332
Other private financial entities	8.51%	3.46%		2,112,070
Total			COP	5,634,692

Financial entity	Rate Maximum	Rate Minimum	December 31, 2014
Financiera de Desarrollo Territorial ("Findeter")	8.83%	0.00%	COP	1,649,214
Banco de Comercio Exterior de Colombia (“Bancoldex”)	8.12%	0.01%		877,143
Fondo para el Financiamiento del Sector Agropecuario ("Finagro")	19.79%	0.01%		278,245
Other private financial entities	6.72%	0.00%		1,667,685
Total			COP	4,472,287

Financial entity	Rate Maximum	Rate Minimum	January 1, 2014
Financiera de Desarrollo Territorial ("Findeter")	8.31%	0.00%	COP	1,625,859
Banco de Comercio Exterior de Colombia (“Bancoldex”)	8.66%	0.06%		1,304,042
Fondo para el Financiamiento del Sector Agropecuario ("Finagro")	13.06%	0.06%		401,715
Other private financial entities	6.19%	2.05%		1,439,527
Total			COP	4,771,143

The maturities of financial obligations with domestic banks as of December 31, 2015 and 2014 and Juanuary 1,2014, are the following:

Domestic	December 31, 2015		December 31, 2014		January 1, 2014
Amount expected to be settled:
No more than twelve months after the reporting period	COP	1,326,192	COP	1,053,895	COP	1,204,380
More than twelve months after the reporting period		4,308,500		3,418,392		3,566,763
Total	COP	5,634,692	COP	4,472,287	COP	4,771,143

Obligations granted by foreign banks

Financial entity	Maximum Rate	Minimum Rate	December 31, 2015
	in millions of COP
Financing with correspondent banks	8.45%	0.13%	COP	12,392,735
Corporación Andina de Fomento (“CAF”)	3.38%	1.89%		1,019,782
Banco Latinoamericano de Exportación (“Bladex”)	3.28%	0.60%		426,707
Banco Interamericano de Desarrollo (BID)	3.96%	3.30%		247,268
Total			COP	14,086,492

Financial entity	Maximum Rate	Minimum Rate	December 31, 2014
	in millions of COP
Financing with correspondent banks	7.000%	0.005%	COP	8,042,847
Corporación Andina de Fomento (“CAF”)	3.085%	1.880%		770,505
Banco Latinoamericano de Exportación (“Bladex”)	2.995%	0.529%		342,082
Banco Interamericano de Desarrollo (BID)	0.033%	0.000%		224,563
Total			COP	9,379,997

Financial entity	Maximum Rate	Minimum Rate	January 1, 2014
	in millions of COP
Financing with correspondent banks	7.10%	0.20%	COP	6,537,416
Corporación Andina de Fomento (“CAF”)	3.10%	2.74%		617,470
Banco Latinoamericano de Exportación (“Bladex”)	3.32%	2.84%		378,422
Banco Interamericano de Desarrollo (BID)	3.96%	3.30%		174,260
Total			COP	7,707,568

The maturities of the financial obligations with foreign entities as of December 31 of 2015 and 2014 and January 1, 2014 are the following:

Foreign	2015		2014		January 1, 2014
Amount expected to be settled:
No more than twelve months after the reporting period	COP	9,803,308	COP	6,402,198	COP	4,802,831
More than twelve months after the reporting period		4,283,184		2,977,799		2,904,737
Total	COP	14,086,492	COP	9,379,997	COP	7,707,568

NOTE 17. DEBT SECURITIES IN ISSUE

Duly authorized by the authority in each country, bonds have been issued as follows:

	As of December 31, 2015
Issuer	Currency		Face value	Balance	Rate Range
Bancolombia S.A.	Local	COP	4,134,297	2,813,865	5.19% - 6.99%
Bancolombia S.A.	Foreign	USD	3,246,970	10,290,398	4.95% - 14.18%
Leasing Bancolombia S.A.	Local	COP	2,455,982	2,474,308	5.5% - 10.90%
Banco Agrícola S.A.	Foreign	USD	513,981	1,610,198	4.00% - 6.75%
Renting Colombia S.A.	Local	COP	300,000	16,297	IPC (1) + 5.90%
Bancolombia Panamá S.A.	Foreign	USD	397,511	1,265,643	0.15% - 2.00%
Grupo Agromercantil Holding S.A.	Foreign	USD	306,450	965,156	0.25% - 7.25%
Total				19,435,865

(1) Consumer price index

As of December 31, 2015 discontinued operation Tuya S.A. had bonds amounting to COP 150.032, see Note 31.

	As of December 31, 2014
Issuer	Currency		Face value	Balance (in millions of COP)	Rate Range
Bancolombia S.A. (1)	Local	COP	4,134,297	2,803,879	5.19% - 6.99%
Bancolombia S.A.	Foreign	USD	3,246,970	7,786,067	4.95% - 14.18%
Leasing Bancolombia S.A.	Local	COP	2,634,424	2,506,052	5.6% - 10.90%
Banco Agrícola S.A.	Foreign	USD	217,739	522,554	4.43% - 5.32%
Renting Colombia S.A.	Local	COP	360,000	16,000	IPC (2) + 5.90%
Compañía de Financiamiento Tuya S.A.	Local	COP	144,500	145,754	IPC + 2%
Bancolombia Panamá S.A.	Foreign	USD	309,455	747,097	0.1% - 2.3%
Total				14,527,403

(1)	On September 24, 2014, the Bank offered in the Colombian market its public offering of its Subordinated Notes in an aggregate amount of COP 750,000, with the possibility of allocating an additional amount of up to COP 250,000. The total allocated amount was COP 988,252.The Subordinated Notes were allocated as follows:

Series		D10		D15		D20
Demanded Amount	COP	556,352	COP	371,500	COP	328,500
Allocated Amount	COP	373,752	COP	360,000	COP	254,500
Maturity.		10 years		15 years		20 years
Maximum rate under the offering notice		IPC + 4.60% E.A		IPC + 4.90% E.A		IPC + 5.10% E.A
Cut-off rate		IPC + 4.29% E.A		IPC + 4.65% E.A		IPC + 4.79% E.A

(2)	Consumer price index

	As of January 1, 2014
Issuer	Currency		Face value	Balance (in millions of COP)	Rate Range
Bancolombia S.A.	Local	COP	3,619,148	2,251,917	4.32% - 14.18%
Bancolombia S.A.	Foreign	USD	3,967,458	7,296,615	4.25% - 6.99%
Leasing Bancolombia S.A.	Local	COP	2,462,705	2,302,564	4.49% - 10.90%
Banco Agrícola S.A.	Foreign	USD	550,000	393,146	4.25% - 5.40%
Renting Colombia S.A.	Local	COP	360,000	16,000	IPC[1] + 5.90%
Compañía de Financiamiento Tuya S.A.	Local	COP	140,500	141,605	IPC + 2%
Bancolombia Panamá S.A.	Foreign	USD	144,001	271,894	0.1% - 2.5%
Total				12,673,741

(1) Consumer price index

The breakdown of the Bank securities in issue by maturity is as follows:

	As of December 31, 2015
Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
	In millions of COP
Local currency
Subordinated bonds (1)	-	-	-	1,489,189	1,489,189
Ordinary bonds	-	313	938,808	2,876,160	3,815,281
Foreign currency
Subordinated bonds (1)	1,172,037	101,159	957,602	7,135,678	9,366,476
Ordinary bonds	-	37,878	1,002,490	3,724,551	4,764,919
Total	1,172,037	139,350	2,898,900	15,225,578	19,435,865

(1) The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

	As of December 31, 2014
Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
	In millions of COP
Local currency
Subordinated bonds (1)	-	-	-	1,569,394	1,569,394
Ordinary bonds	-	174,118	901,524	2,826,651	3,902,293
Foreign currency
Subordinated bonds (1)	-	-	-	5,651,918	5,651,918
Ordinary bonds	664,902	123,741	47,217	2,567,938	3,403,798
Total	664,902	297,859	948,741	12,615,901	14,527,403

(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

	As of January 1, 2014
Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
	In millions of COP
Local currency
Subordinated bonds(1)	-	1,896	47,491	503,589	552,976
Ordinary bonds	-	251,967	1,245,760	2,661,383	4,159,110
Foreign currency
Subordinated bonds(1)	-	-	-	4,561,749	4,561,749
Ordinary bonds	257,140	17,091	1,041,854	2,083,821	3,399,906
Total	257,140	270,954	2,335,105	9,810,542	12,673,741

(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

The following is a schedule of the debt securities in issue by maturity:

Debt Securities in Issue	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	-	1,176,920	1,076,676
More than twelve months after the reporting period	19,435,865	13,350,483	11,597,065
Total	19,435,865	14,527,403	12,673,741

As of December 31, 2015 and 2014, there were no covenants linked to the aforementioned securities in issue, nor were any of these instruments past due by the Bank in relation to its financial obligations.

For information related with the disclosures of fair value of the debt securities in issued, see Note 29.

NOTE 18. EMPLOYEES BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit plans:

	December 31, 2015	December 31, 2014
	In millions of COP
Defined benefit pension plan	127,231	131,469
Severance obligation	52,209	4,998
Retirement Pension Premium Plan	95,331	77,790
Other long term benefits	271,651	210,301
Post-employment and long-term benefit plans	546,422	424,558

Other employment benefit plans consist of the following:

	December 31, 2015	December 31, 2014
	In millions of COP
Current severance regimen	69,689	62,416
Other bonuses and short-term benefits	209,866	140,305
Other employment benefit plans	279,555	202,721

These benefits include all types of payments that the Bank provides to its employees. The recognition of liabilities relating to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by the actuaries related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

Post-employment benefits

Retirement plan contributions

Under Colombian regulation, pension obligations for employees have been managed as a contribution benefit since 1990; under this plan, employees of the Bank are automatically included upon formalizing the employment contract with the employer. A Pension Fund, independent of the Bank, administers the assets of this plan.

Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2015 and 2014 and January 1, 2014 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2015, 731 participants were covered by this plan.

For purposes of the projected assessment of the pension plan, in absence of a deep market of high quality corporate debt, the sovereign bond curve of the Colombian Government is used, with maturation near the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the statement of income as “cost of salaries and employee benefits”, and includes the interest costs and cost of current service.

	2015	2014
Unfunded defined benefit pension plan of the Parent Company	In millions of COP
Present value of the obligation as of January 1	126,379	121,102
Interest cost	5,886	8,083
Benefits paid	(9,263)	(11,007)
Net actuarial (gain) / loss due to changes in demographic assumptions	(2,459)	7,652
Net actuarial (gain) / loss due to plan experience	-	549
Defined obligation, unfunded as of December 31	120,543	126,379

Panama

The pension plan for Banistmo and its subsidiaries provides defined benefits based on the average salary paid during the most recent 120 months before retirement and years of service of certain employees entitled to receive the benefits. The pension plan is applicable for any individual employed by Chase Manhattan Corporation, N.A. “Chase” (merged with HSBC Bank Panama in the year 2000) in Panama on July 31, 2000 who became an employee of Banistmo on August 1, 2000 after the acquisition. The pension benefit vests after 10 years of service (including service in Banistmo and those transferred from previous service with Chase). As of December 31, 2015, there were 67 participants covered by the Plan (3 active participants, 33 participants with deferred benefits and 31 participants receiving benefits):

Unfunded defined benefit pension plan of Banistmo	2015	2014
	In millions of COP
Present value of the obligation as of January 1	5,090	4,716
Current service cost	1	33
Interest cost	213	227
Actuarial (gain)/loss - experience	121	(31)
Actuarial (gain)/loss - financial assumptions	-	703
Benefits paid from plan assets	(346)	(1,573)
Foreign currency translation effect	1,609	1,015
Defined obligation, unfunded as of December 31	6,688	5,090

Severance obligation

Colombia

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

As of December 2015, 828 participants were covered by this plan.

The balances recognized in the statement of financial position are listed below:

Defined benefit plans
	2015	2014
	In millions of COP
Present value of the obligation as of January 1	4,998	938
Current cost of service	3,172	3,112
Interest cost	9,164	6,883
Benefits paid	(10,512)	(9,333)
Net actuarial (gain) / loss due to assumption changes and plan experience (1)	45,387	3,398
Defined obligation, unfunded as of December 31	52,209	4,998
Current severance regimen	69,689	62,416
Total	121,898	67,414

(1) The increase in the net actuarial (gain) / loss due to assumption changes is related to the changes in the methodology applied to advances made by the Bank as of December 31, 2015, which has been considered by the management as a change in an accounting estimate.

Retirement Pension Premium Plan and Senior Management Pension Plan Premium.

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

On the other hand, the Bank has established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off premium payment on their retirement date based on the number of years of service to the organization.

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is paid in case of termination due to retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2015, there were 2,872 participants covered by the plan.

Employees of Banco Agrícola and its subsidiaries that were 50 years of age (45 for females) as of March 31, 2005 are entitled to receive one month of salary per year of service, net of the benefit established under Legislative Decree 592 in case of termination due to retirement. As of December 31, 2015, there were 46 participants covered by the plan.

Guatemala

Grupo Agromercantil Holding has established a retirement pension plan for its employees. Under this plan, the employees are entitled to receive 50% of the wage, if they are 70 years old and have 30 years of labor seniority, or if they are 65 years old and have 40 years of labor seniority. On the other hand, the employees are entitled to receive 70% of the wage, if they are 70 years old and have worked 40 years of labor seniority, or they are 65 years old and have 45 years of labor seniority.

The annual change of the present value of the obligations of defined benefit plans is as follows:

	2015	2014
Retirement Pension Premium Plan	In millions of COP
Present value of the obligation as of January 1	77,790	58,967
Current service cost	11,763	3,240
Interest cost	4,854	4,200
Benefits paid	(1,611)	(3,217)
Net actuarial (gain) / loss due to assumption changes and plan experience	1,996	14,349
Foreign currency translation effect	539	251
Defined obligation, unfunded as of December 31	95,331	77,790
Other bonuses	209,866	140,305
Total	305,197	218,095

Other long term benefits	2015	2014
	In millions of COP
Present value of the obligation as of January 1	210,301	137,371
Current service cost	30,826	19,883
Interest cost	11,970	9,693
Past service cost	-	9,849
Benefits paid	(23,732)	(21,916)
Unfunded benefit obligation assumed for Grupo Agromercantil at December 30, 2015 (1)	9,250	-
Net actuarial (gain) / loss due to assumption changes and plan experience	36,959	53,492
Liabilities relating to assets held for sale (2)	(8,312)	-
Foreign currency translation effect	4,389	1,929
Defined obligation, unfunded as of December 31	271,651	210,301

(1)	As a result of the acquisition of control of Grupo Agromercantil Holding in 2015, the Bank assumed the obligations related to the termination indemnity plan of Banco Agromercantil de Guatemala, Consejería, Mantenimiento y Mensajería, Seguros Agromercantil (subsidiaries of Grupo Agromercantil Holding). See Note 8.
(2)	See Note 31 'Discontinued operations'

Plan Assets

The Bank, through its subsidiary Banistmo, has established a plan with assets to secure benefits promised by Banistmo to the employees entitled to receive the Pension Plan under the terms described above and to comply with the Panamanian labor code, which specifies the terms for securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).

Banistmo’s pension and post-retirement plan assets consider investments in fixed-term deposits and cash and due from banks, in order to reduce the investment risk. The plan assets are managed by a trustee (third party), and for the Pension Plan, the assets allocation is periodically reviewed by Banistmo and, when necessary, adjusted according to the investment strategy. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3.

The expected return on assets assumption represents the long term rate of return based on analysis of historical returns, historical asset class volatilities and the fund’s past experience.

The components of the periodic net cost of the plans previously mentioned and the total of charges (credits) recognized in the statement of income are as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Employee pension plan	6,087	4,030	4,705
Total	6,087	4,030	4,705

The following table details the change in plan assets:

	2015	2014
	In millions of COP
Fair value of assets as of January 1	4,030	4,705
Interest income on plan assets	224	226
Return on plan assets greater/(less) than discount rate	(133)	(168)
Plan participants’ contributions	999	-
Benefits paid	(346)	(1,573)
Foreign currency translation effect	1,313	840
Fair value assets as of December 31	6,087	4,030

The economic assumptions used in the determination of the present value of the pension obligations, in nominal terms, are as follows:

Colombia

Main projected assumptions	2015	2014	January 1, 2014
Discount rate	7.90%	6.20%	7.00%
Rate of wage increase	6.30%	4.50%	5.00%
Projected inflation	4.30%	3.00%	3.00%

Bancolombia Panama

Main projected assumptions	2015	2014	January 1, 2014
Discount rate	3.65%	3.75%	5.50%
Rate of wage increase	3.00%	5.00%	3.50%
Projected inflation	2.00%	3.50%	Not available

Banistmo

Main projected assumptions	2015	2014	January 1, 2014
Discount rate	3.65%	3.75%	-
Expected long-term rate of return on plan assets	0.70%	2.50%	2.65%
Rate of wage increase	4.50%	5.00%	-
Projected inflation	2.00%	3.50%	-

El Salvador

Main projected assumptions	2015	2014	January 1, 2014
Discount rate	5.60%	5.60%	-
Rate of wage increase	3.50%	3.50%	-
Projected inflation	2.50%	2.50%	-

Guatemala

Main projected assumptions	2015	2014	January 1, 2014
Discount rate	8.47%	-	-
Rate of wage increase	5.03%	-	-

In 2015, the assumption of mortality used in the preparation of the assessment of the estimated liabilities is based on tables RP-2000, CSO-80 and RV-08, which reflect average ages of mortality from 32-75 years.

The rate used to discount the obligation of the defined benefit to reflect the duration of the labor liabilities as of December 2015 corresponds to the yield of sovereign bonds of Colombia, Panama and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama and El Salvador.

The nature of the risks related to the obligations aforementioned are summarized below:

Investment risk	The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality corporate bond yields. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks.

Interest rate risks	A reduction of the bond interest rates will increase the obligation of the plan.

Longevity risk	The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation.

Salary risk	The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants' wages will increase the obligation of the plan.

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
	In millions of COP
2016	11,894	43,459
2017	12,120	36,037
2018	12,305	43,400
2019	12,415	51,078
2020	12,498	49,269
2021 a 2024	61,125	330,991

Sensitivity analysis

Defined Benefit Obligations (DBO) were calculated using the Projected Unit Credit method. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions and regulations, or as resulting from future gains and losses.

Pension plan Bancolombia

Assumption	Value	(Increase/Reduction)	Effect in DBO
Discount rate	8.40%	0.50% increase	COP	(4,390)
Discount rate	7.40%	0.50% decrease		4,701
Salary increases	4.80%	0.50% increase		5,121
Salary increases	3.80%	0.50% decrease		(4,814)
Mortality	RV-08	One year increase in life expectancy	COP	4,561

Retirement Pension Premium Plan

Assumption	Value	(Increase/Reduction)	Effect in DBO
Discount rate	8.40%	0.50% increase	COP	(3,371)
Discount rate	7.40%	0.50% decrease		3,682
Salary increase	6.80%	0.50% increase		2,825
Salary increase	5.80%	0.50% decrease	COP	(2,605)

Severance obligation

Assumption	Value	(Increase/Reduction)	Effect in DBO
Discount rate	8.40%	0.50% increase	COP	(1,503)
Discount rate	7.40%	0.50% decrease		1,572
Salary increase	6.80%	0.50% increase		3,263
Salary increase	5.80%	0.50% decrease	COP	(3,151)

Senior Management Pension Plan Premium

Assumption	Value	(Increase/Reduction)	Effect in DBO
Discount rate	8.40%	0.50% increase	COP	(994)
Discount rate	7.40%	0.50% decrease		1,047
Salary increase	6.80%	0.50% increase		1,526
Salary increase	5.80%	0.50% decrease	COP	(1,452)

Pension Plan Banistmo

Assumption	Value	(Increase/Reduction)	Effect in DBO
Discount rate	4.15%	0.50% increase	COP	(329)
Discount rate	3.15%	0.50% decrease		358
Salary increases	5.00%	0.50% increase		10
Salary increases	4.00%	0.50% decrease		(10)
Mortality	RP-2000	One year increase in life expectancy	COP	197

Termination Indemnity

Assumption	Value	(Increase/Reduction)	Effect in DBO
Discount rate	6.10%	0.50% increase	COP	(494)
Discount rate	5.10%	0.50% decrease		535
Salary increases	4.00%	0.50% increase		54
Salary increases	3.00%	0.50% decrease		(80)
Mortality	RP-2000	One year increase in life expectancy	COP	3

NOTE 19. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Payables (1)	1,160,760	1,037,499	1,246,747
Suppliers	891,000	1,103,802	1,084,891
Unearned income(2)	617,989	360,776	300,105
Salaries and other labor obligations	357,023	222,735	194,938
Security contributions	324,869	282,856	307,979
Dividends	213,546	198,964	170,812
Deferred interests	201,897	101,703	92,283
Employee benefits and bonuses(3)	158,975	181,472	91,969
Provisions (4)	72,203	90,507	97,159
Other	283,627	127,126	23,911
Total	4,281,889	3,707,440	3,610,794

(1)	The most significant payable accounts correspond to tax withholding, dividends and suppliers. All payable accounts are short term.
(2)	Unearned income principally consists of prepayments of interest by customers.
(3)	See Note 18 for further information related to other employee benefit plans.
(4)	See Note 20.

As of December 31, 2015, Tuya has been considered as asset held for sale, and the related liabilities in the item ‘other liabilities’ amounts to COP 158,380 and are classified as follows:

	December 31, 2015
	In millions of COP
Accruals		119,806
Salaries and labor obligations		25,854
Surplus to be applied		1,591
Deferred income		11,017
Provisions		112
Total	COP	158,380

NOTE 20. PROVISIONS AND CONTINGENTS LIABILITIES

20.1 Provisions

The following tables show the detail of the provisions:

	As of December 31, 2015
	Judicial proceedings	Administrative proceedings	Financial Guarantees	Total
	In millions of COP
Initial balance at January 1, 2015	21,998	63,480	5,029	90,507
Additions recognized in the period	10,948	26,376	113,843	151,167
Provisions used during the period	(4,320)	(59,809)	-	(64,129)
Provisions reversed during the period	(10,524)	(29,721)	(66,152)	(106,397)
Liabilities relating to assets held for sale	(208)	-	-	(208)
Acquisition of Grupo Agromercantil Holding	-	10	-	10
Foreign currency translation adjustment	963	-	-	963
Effect of discounted cash flows	290	-	-	290
Final balance at December 31, 2015	19,147	336	52,720	72,203

	As of December 31, 2014
	Judicial proceedings	Administrative proceedings	Financial Guarantees	Total
	In millions of COP
Initial balance at January 1, 2014	23,669	54,993	18,497	97,159
Additions recognized in the period	3,217	37,520	19,918	60,655
Provisions used during the period	(5,875)	-	-	(5,875)
Provisions reversed during the period	(54)	(28,821)	(33,386)	(62,261)
Foreign currency translation adjustment	985	-	-	985
Effect of discounted cash flows	56	(212)	-	(156)
Final balance at December 31, 2014	21,998	63,480	5,029	90,507

Judicial proceedings

The judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments that will be made by these processes will not generate significant losses in addition to the provisions recognized as of December 31, 2015. The Bank does not expect to obtain any kind of reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose.

Administrative proceedings

The constituted provisions correspond to proceedings related to income tax for the years 2006 and 2008, and the equity tax for the year 2011. Most of the subsidiaries with these types of provisions settled them during the year 2015.

Financial guarantees

In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, private sector and public procurement contracts. The Bank expects most of those guarantees provided to expire before they are used.

The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee:

Guarantees for the energy sector

The Bank shall be responsible before the guarantee’s beneficiary in the following situations:

• Breach of the contract signed by the guaranteed entity.

• Lack of energy supply due to a low availability from the generating company (the guaranteed entity).

Guarantees for public procurement

The amount guaranteed should be reimbursed by the Bank to the beneficiary of the guarantee which is a Government entity, in case the contractor breaches the agreed terms or its legal obligations.

Commitment issued by the Bank to guarantee the performance of a customer from the private sector

The amount guaranteed should be reimbursed to the beneficiary of the guarantee in case of breach of agreed covenants by the customer guaranteed or upon its financial insolvency.

The table below summarizes, at December 31, 2015 and 2014, the Bank’s guarantees where the Bank is the guarantor:

As of December 31, 2015
Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	572,363
Guarantees greater than 1 month and up to 3 months	833,635
Guarantees greater than 3 months and up to 1 year	3,398,029
Guarantees greater than 1 year and up to 3 years	1,430,371
Guarantees greater than 3 year and up to 5 years	548,991
Guarantees greater than 5 years	340,132
Total	7,123,521

As of December 31, 2014
Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	928,540
Guarantees greater than 1 month and up to 3 months	699,702
Guarantees greater than 3 months and up to 1 year	2,765,640
Guarantees greater than 1 year and up to 3 years	1,514,214
Guarantees greater than 3 year and up to 5 years	322,383
Guarantees greater than 5 years	459,605
Total	6,690,084

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and do not reflect expected results.

20.2 Contingent liabilities

BANCOLOMBIA

As of December 31, 2015, several ordinary lawsuits, class actions, civil lawsuits within criminal prosecutions and executory proceedings against the Parent Company were pending for a total aggregate amount of approximately COP 256,131. As of December 31, 2015, the possible contingencies with a claimed value higher than COP 5,000 against the Bank were:

Proceeding	Amount of claim	Probability of occurrence
	In Millions of COP

Constitutional public interest action claim filed by José Reinaldo Bolaños	88,500	Possible

Ordinary claim by Inversiones C.B. S.A.	40,806	Remote

Constitutional public interest action filed by Carlos Julio Aguilar and others	30,210	Possible

Ordinary claim by Suescún & Brigard Abogados Consultores Ltda.	8,250	Remote

Recalling Action (Acción Revocatoria) filed by Interbolsa S.A., Sociedad Administradora de Inversión Interbolsa SAI, entity in charge of winding up the collective investment fund “Interbolsa Credit”	Unspecified Amount	Remote

Recalling Action (Acción Revocatoria) filed by Interbolsa S.A., Comisionista de Bolsa in Compulsory Administrative liquidation, counter Bancolombia S.A	Unspecified Amount	Remote

Constitutional public interest action claim by José Reinaldo Bolaños:

The plaintiffs argue that several financial entities, including the Bank amongst them, have illegally charged undue amounts through illegal capitalization of interest in connection with the public debt restructuring agreements signed with the municipality of Santiago de Cali, in accordance with the fiscal and financial relief law.

The plaintiffs allege that the financial institutions involved breached the law regarding interest charging to clients, and in addition, breached the collective rights to public administration’s morality and protection of the municipality of Santiago de Cali's public funds. The plaintiffs seek for reimbursement of those amounts charged in excess. As of December 31, 2015, discovery was closed and closing arguments were presented.

Inversiones C.B. S.A.:

In 1997, Conavi (currently, Bancolombia), granted a 6,000 credit facility to Inversiones C.B.S.A. for a real estate construction project. The credit agreement provided for multiple disbursements subject to advances in the construction of the project, among other requirements. Due to an interruption of the construction of the project and a default by the builder, Conavi suspended the disbursements, which in the plaintiff's opinion was a breach of contract that caused him consequential damages. The claim filed by the plaintiff seeks to require the Bank to pay payment actual and expected damages, including loss of profits plus the corresponding interests, the opportunity cost of capital, the value of the project´s liabilities, as well as the effects of inflation.

This contingency is remote, as the Bank disbursed the funds according to the terms and conditions agreed upon. The Bank argues that the main reasons for the project's failure were liability ascribed to the plaintiff because of an inadequate use of profits and other external causes, such as the project’s lack of feasibility and the prevailing crisis within the construction sector.

In August, 2010, the court issued a decision in first instance in favor of the Bank, which was later appealed by the plaintiff.

In 2014, the appeal court issued a decision, again, in favor of the Bank. As of December 31, 2014, the case was appealed before the Supreme Court (petitioned by Inversiones CB), which was admitted and the plaintiff had to argue its claim before the Court on January 26, 2015.

In May 29, 2015, the Supreme Court did not admit the appeal considering that the claim did not comply with the plenitude of the conditions. In June 2015, the claim was sent to the court of origin as consequence of the plaintiff's failure to appeal the decision of rejection, whereby the second instance verdict in favor of the Bank remained final.

However, the plaintiff presented a letter (“Unconstitutionality Exception”) before the Supreme Court, alleging its disagreement with the rejection of the appeal. The complaint lacks of any legal basis; therefore, there has not been any response or proceeding.

Constitutional public interest action claim by Carlos Julio Aguilar and others:

This constitutional public interest action was filed by the plaintiff arguing that the restructuring of financial obligations by Departamento del Valle and the performance plan executed, allegedly violates the collective rights to public administration’s morality and the protection of the public funds of Departamento del Valle.

As of December 31, 2014, the proceeding is pending by the rendering of an expert´s opinion concerning the amount of interest charged to Departamento del Valle by the different financial institutions acting as defendants. This process merged to the constitutional public interest action filed by Carlos Aponte, and it is preliminary stages.

Suescun & de Brigard Abogados Consultores Ltda.

The law firm Suescún & de Brigard Abogados Consultores Ltda., who represented Bancolombia in an arbitration process, filed a suit against the Bank alleging that the settlement agreement reached between the parties to the arbitration proceeding entitled the firm to receive the success fee initially agreed between the Bank and the law firm. As of December 31, 2015, first and second instance verdict were issued in favor of the Bank and the proceeding is pending of an appeal action before the Supreme Court.

Interbolsa S.A., Sociedad Administradora de Interbolsa SAI, Sociedad Liquidadora de la Cartera Colectiva Escalonada “Interbolsa Credit” in liquidation, against Bancolombia S.A and Interbolsa S.A. in judicial liquidation.

The plaintiff seeks the reverse of a payment made to Bancolombia in an amount of COP 71,503, (made to cancel an obligation of Interbolsa S.A.) and its reinstatement in the company’s assets (which is now in judicial liquidation).

As of December 31, 2015, the proceeding has a first instance verdict in favor of the Bank, which was appeal by the plaintiff.

Recalling Action (Acción Revocatoria) filed by Interbolsa S.A., Comisionista de Bolsa in Compulsory Administrative liquidation, against Bancolombia S.A.

The plaintiff seeks reimbursement to Interbolsa´s assets of the amount paid by Interbolsa (for COP 14,000) due to an obligation on behalf of the Bank. In March 2015, the Bank submitted the statement of defense and it is pending of the public audience stage and further development of the proceeding.

BANISTMO

Contingencies with a claimed value higher than COP 5,000 as of December 31, 2015, were:

Proceeding	Amount of claim		Provision	Probability of occurrence
Ordinary claim filled by Deniss Rafael Perez Perozo and others.	U.S.	5,000	-	Remote

Ordinary claim filed by Melenao Mora against Banistmo.	U.S.	20,000	-	Possible

Ordinary claim filed by Deniss Rafael Perez Perozo and others.

Promotara Terramar (a HSBC client) received USD 299,000 in payments through Visa Gift Cards issued by U.S Bank, as partial payment for two apartments in Panama City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity promoted by Promotara Terramar. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC held from Promotara Terramar´s accounts USD 286,000; nevertheless, before further investigations the money was refunded. The plaintiff claims a compensation payment of over USD 5,000. As of December 31, 2015, Banistmo had submitted the statement of defense.

Ordinary claim filed by Melenao Mora against Banistmo.

The plaintiff claims the payment of costs and damages resulting from a criminal proceeding filed by Banistmo against Melenao Mora for alleged criminal acts (issuance of credit lines to enterprises where they figured as legal representative). The claim seeks U.S. 20,000 and is pending of admission and taking of evidence stage.

NOTE 21. CAPITAL

The subscribed and paid-in capital is the following:

	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Authorized shares (1)	1,400,000,000	1,000,000,000	1,000,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584	509,704,584
Preferential dividend without voting rights with nominal value of COP 500 pesos (2)	452,122,416	452,122,416	342,122,416
Total shares	961,827,000	961,827,000	851,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914	425,914

(1) An extraordinary Shareholders meeting on October 30 2015, approved the increase of authorized capital through statutory reform. This decision was duly registered at the Chamber of Commerce of Medellin by public deed No. 6290 of November 27, 2015.

(2) In February 2014 the Parent Company issued one hundred and ten million (110,000,000) nonvoting shares with preferred dividend, authorized by the SFC through Resolutions 0164 and 0165 dated January 30, 2014. Consequently, the Parent Company's subscribed capital increased by COP 55,000.

Dividends declared

The declaration, amount and payment of dividends are based on Bancolombia S.A.’s unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of 78% of the shares present and entitled to vote at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared.

The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares; and (iii) third, as may be determined in the ordinary annual stockholders’ meeting by the vote of the holders of a majority of the shares entitled to vote.

Dividends declared with respect to net income earned in:	Cash dividends per share (stated in pesos)
2015	888
2014	830
2013	776
2012	754
2011	708
2010	669

Preferred shares

Holders of preferred shares are entitled to receive dividends based on the profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a minimum preferred dividend equal to one per cent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares. If this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

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

NOTE 22. APPROPIATED RESERVES

As of December 31, 2015 and 2014 and as of January 1, 2014, the appropriated retained earnings consist of the following:

Concept	2015	2014	January 1, 2014
	In Millions of COP
Appropriation of net profits (1)	5,331,624	4,805,813	3,891,975
For Fiscal provisions (2)	427,265	312,017	268,062
Others	118,490	13,031	212,632
Total Appropiated reserves	5,877,379	5,130,861	4,372,669

(1) Pursuant to article 452 of the Commercial Code of the Republic of Colombia, 10% of the unconsolidated net income of the Bank and its Colombian subsidiaries in each year must be appropriated through a credit to a “legal reserve fund” until its balance is equivalent to at least 50% of the subscribed capital.

The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.

(2) Pusuant to Decree 2336 of 1995, which states that a reserve must be established for profits obtained in the valuation of investments held for trading purposes at the closing statement of financial position date and that correspond to non-tax income in accordance with article 27 of the Colombian Tax Code.

NOTE 23. UNCONSOLIDATED STRUCTURED ENTITIES

The term "unconsolidated structured entities" refers to all structured entities that are not controlled by the Bank. The Bank enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which the Bank had an interest at the reporting date and its maximum exposure to loss in relation to those interests.

Nature and risks associated with the Bank’s interests in unconsolidated structured entities

	As of December 31, 2015
	Securitisations	The Bank’s managed funds	Total
	In millions of COP
Total assets of the entities	1,879,500	97,929,459	99,808,959
The Bank’s interest-assets
Investments at fair value through profit or loss	475,723	-	475,723
Loans and advances to customers	-	2,130,965	2,130,965
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	475,723	2,130,965	2,606,688
The Bank’s maximum exposure	475,723	2,130,965	2,606,688

	As of December 31, 2014
	Securitisations	The Bank’s managed funds	Total
	In millions of COP
Total assets of the entities	2,918,597	95,023,703	97,942,300
The Bank’s interest-assets
Investments at fair value through profit or loss	696,978	-	696,978
Loans and advances to customers	-	1,697,251	1,697,251
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	696,978	1,697,251	2,394,229
The Bank’s maximum exposure	696,978	1,697,251	2,394,229

	At 1 January 2014
	Securitisations	The Bank’s managed funds	Total
	In millions of COP
Total assets of the entities	3,978,617	83,057,512	87,036,129
The Bank’s interest-assets
Investments at fair value through profit or loss	957,970	-	957,970
Loans and advances to customers	-	1,888,068	1,888,068
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	957,970	1,888,068	2,846,038
The Bank’s maximum exposure	957,970	1,888,068	2,846,038

The Bank invests in asset-backed securities issued by securitization entities for which underlying assets are mortgages granted by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and accounted for as investment at fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings. Also, the Bank retains beneficial interests in the form of servicing fees on the securitized receivable.

Revenues generated by the Bank’s asset management business, come from a variety of funds that the Bank manages and distributes. These funds are divided into real estate development – related trusts, mutual funds sold to individuals, corporate trusts, escrow accounts, private equity funds, and delegated tailor-made mandates from third parties. Generally, the revenues correspond to the fees received from the management of resources that are invested in several instruments, and management of properties and premises related to real estate projects in progress.

Likewise, fees from management of resources pledged by clients in order to guarantee commitments and obligations with third parties, as well as fees from management of resources of government agencies and entities.

On the other hand, there is not an additional exposure to loss, such as funding commitments with regards to the Bank’s involvement with those entities.

NOTE 24. OPERATING INCOME AND OPERATING EXPENSES

24.1 Interest and valuation on investment

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2015 and 2014.

	2015	2014
	In millions of COP
Interest on debt investments at amortized cost	71,091	28,470
Net gains on valuation from investment activities at fair value through profit or loss:
Debt investments	294,979	434,586
Derivatives	31,835	(91,963)
Spot transactions	(48,961)	35,990
Repos	(50,081)	164,198
Others	2,977	-
Total net gains from investment activities at fair value through profit and loss	230,749	542,811
Interest and valuation on investment	301,840	571,281

24.2 Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2015 and 2014:

	2015	2014
	In millions of COP
Deposits	(2,415,187)	(1,881,821)
Debt securities in issue	(1,057,748)	(780,429)
Financial obligations	(454,326)	(384,313)
Preferred shares	(58,714)	(53,155)
Borrowings from other financial institutions	(6,836)	(3,719)
Other interest	(45,130)	(61,174)
Interest expenses	(4,037,941)	(3,164,611)

24.3 Fees and other services, net

The following table sets forth the detail of fee and income from services, net, for the years ended December 31, 2015 and 2014.

Fees and other service income:

	2015	2014
	In millions of COP
Banking services	630,616	653,513
Credit and debit card fees	524,646	420,707
Electronic services and ATM fees	490,607	380,696
Trust	265,215	203,608
Bancas surance	260,224	212,223
Payments and Collections	203,772	182,669
Checks	55,861	60,998
Acceptances, Guarantees and Standby letters of credits	44,539	51,923
Brokerage	23,453	23,784
Others	291,624	305,296
Fees and other service income	2,790,557	2,495,417

Discontinued operations Tuya S.A. see Note 31	388,306	341,601

Fees and other service expenses

	2015	2014
	In millions of COP
Banking services	(298,415)	(245,581)
Call Center and Website	(254,769)	(230,501)
Credit and debit card fees	(85,798)	(95,172)
Others	(158,531)	(98,453)
Fees and other service expenses	(797,513)	(669,707)

Discontinued operations Tuya S.A. see Note 31	(152,500)	(69,397)

Total fees and income from services, net	1,993,044	1,825,710

24.4 Other operating income, net

The following table sets forth the detail of other operating income net for the years ended December 31, 2015 and 2014.

	2015	2014
	In millions of COP
Derivatives FX contracts	527,137	(150,451)
Operating leases	379,067	302,022
Other credit card charges	177,433	148,746
Collection services	121,105	67,592
Rents	69,687	53,520
Returns on Bancassurance operations	61,499	47,616
Customer loyalty	47,920	67,855
Domestic wire transfers	32,439	32,052
Mobile operator services (1)	16,852	155,181
Penalties for failure to leasing contracts	14,963	9,164
Gains on sale of assets	8,408	31,913
Net foreign exchange	(157,933)	331,786
Other reversals	8,110	10,765
Others	66,015	28,782
Total Other operating income	1,372,702	1,136,543

(1) The decrease is due mainly to the sale of Uff Móvil in 2015. For further information, see Note 2 section C.1

NOTE 25. OTHER ADMINISTRATIVE AND GENERAL EXPENSES

The following table sets forth the detail of other operating income and general expenses for the years ended December 31, 2015 and 2014:

	2015	2014
Other Administrative and general expenses	In millons of COP
Maintenance and repairs	356,655	258,317
Fees, others	256,852	202,262
Insurance	244,274	228,670
Leasing	218,394	175,912
Transport	138,084	130,602
Advertising	113,821	94,433
Public services	94,295	85,900
Operational damages and risk	81,836	105,159
Cleaning and security services	65,867	57,716
Fines and sanctions	58,821	27,881
Properties improvements and installation	58,141	50,434
communications	55,003	66,051
Contributions and affiliations	50,709	48,705
Data processing	46,536	21,939
Useful and stationery	42,232	57,144
Travel expenses	34,998	31,384
Temporary services	22,923	12,074
Board of directors and audit fee	19,223	30,338
Legal and financial consultant	18,785	17,469
Real estate management.	18,428	17,477
Production and supply cards	15,509	20,948
Storage services	14,918	14,290
Donations	13,031	14,708
Trust	10,637	14,502
Legal expenses	4,078	3,326
Activities Joint Operations	3,988	13,729
Public relations	3,270	4,630
Others	176,290	141,375
Total other administrative and general expenses	2,237,598	1,947,375
Wealth tax, contributions and other tax burden (1)	675,387	438,711
Provision, depreciation and amortization
Provision for impairment	16,314	27,739
Depreciation of premises and equipment	307,172	253,703
Amortization of intangible assets	153,799	178,261
Total provision, depreciation and amortization	477,285	459,703

(1) See Note 11 taxes.

NOTE 26. EARNING PER SHARE (‘EPS’)

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank has no dilutive potential common shares as of December 31, 2015 and 2014.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2015 and 2014 (in millions of pesos, except per share data):

	2015	2014
	In millions of COP
Income from continuing operations before attribution of non-controlling interests	2,586,385	2,366,918
Less: Non-controlling interests from continuing operations	90,008	42,699
Net income from continuing operations	2,496,377	2,324,219

Income from operations and disposals of discontinued operations, net of taxes	22,513	62,867
Less: Non-controlling interests from discontinuing operations	-	-
Net income attributable to the controlling interest	2,518,890	2,387,086

Less: Preferred dividends declared	316,548	282,365
Less: Allocation of undistributed earnings to preferred stockholders	836,383	784,306
Continuing operations	825,800	755,458
Discontinued operations	10,583	28,848
Net income allocated to common shareholders for basic and diluted EPS	1,365,959	1,320,415

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)	510	510

Basic and Diluted earnings per share to common shareholders	2,680	2,591

From continuing operations	2,656	2,524
From discontinuing operations	24	67

Basic and Diluted net income per ADS	10,720	10,364

NOTE 27. RELATED PARTY TRANSACTIONS

FRAMEWORK UNDER IFRS.

IAS 24 Related Party Disclosures requires that an entity discloses:

(a) Transactions with its related parties; and

(b) Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.

Under IAS 24, an entity must disclose transactions with its related parties, outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control of, or significant influence over, an investee presented in accordance with IFRS 10.

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

•	Stockholders with ownership interest higher than 20% of the Bank’s capital:
·	Grupo de Inversiones Suramericana S.A.
·	Fondo Bancolombia ADR Program.

•	Members of Board of Directors and Senior Management, understood as the president and corporate Vice-presidents, as well as their close relatives.

•	Associates and joint ventures for which the Bank provides commercial banking services and deposits. For these purposes all companies that have been included companies in which the Bank has significant influence (in all cases, the Bank has between 20% and 50% share of capital).

In addition, and in accordance with External Circular 067 of 2001 issued by the Financial Superintendence of Colombia, the Bank should record as transactions with related parties, the transactions with shareholders that have interest equal or higher than 10% of the Bank’s capital.

Between the Parent Company and its related parties, during the periods ending at December 31, 2015 and December 31, 2014, there were no:

-	Loans implying for the borrower an obligation that does not correspond to the essence or nature of the mutual agreement.
-	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
-	Operations whose characteristics differ from those carried out with third parties.

	As of December 31, 2015
	Stockholders with an interest equal or higher than 10% of the Bank’s capital	Directors and senior management	Associates
	In millions of COP
Assets
Cash and balances at central bank	-	-	-
Interbank borrowings and Reverse repurchase agreements and other similar secured lend	-	-	-
Investments	-	-	974,366
Loans and advances to customers and financial leasing operations	57	20,194	16,603
Derivative financial instruments	-	-	-
Other assets	-	-	5,063
Total assets	57	20,194	996,032
Liabilities
Deposits	1,093	1,496	148,823
Interbank Deposits and Repurchase agreements and other similar secured borrowing	-	-	-
Derivative financial instrument	-	-	-
Borrowings from other financial institutions	-	-	-
Debt securities in issue	-	-	2,031
Other liabilities	-	16	-
Total Liabilities	1,093	1,512	150,854
Income
Dividends	-	-	45,736
Interest and Other operating income	-	1,389	22,588
Others	-	-	14
Net income	-	1,389	68,338
Expenses
Interests	16	23	4,879
Fees	-	792	-
Others	-	-	1,006
Total expenses	16	815	5,885

	As of December 31, 2014
	Stockholders with an interest equal or higher than 10% of the Bank’s capital	Directors and senior management	Associates
	In millions of COP

Assets
Cash and balances at central bank	-	-	2,870
Interbank borrowings and Reverse repurchase agreements and other similar secured lend	-	-	-
Investments	-	-	1,364,439
Loans and advances to customers and financial leasing operations	34	12,585	72,403
Derivative financial instruments	-	-	-
Other assets	-	-	-
Total assets	34	12,585	1,439,712

Liabilities
Deposits	1,992	943	102,386
Interbank Deposits and Repurchase agreements and other similar secured borrowing	-	-	-
Derivative financial instrument	-	-	-
Borrowings from other financial institutions	-	-	15,012
Debt securities in issue	-	-
Other liabilities	-	-	66
Total Liabilities	1,992	943	117,464
Income
Dividends	-	-	16,043
Interest and Other operating income	178	913	21,713
Others	-	-	141
Net income	178	913	37,897
Expenses
Interests	723	15	5,077
Fees	-	776	-
Others	-	94	13,336
Total expenses	723	885	18,413

During the years ending December 31, 2015 and 2014, the Bank paid fees for COP 792 and COP 776 as compensation, for attending meetings of Board and Support Committee.

The remuneration of key management personnel is detailed below:

Type of remuneration	2015	2014
	In millions of COP
Short-term benefits	55,175	47,633
Post-employment benefits	-	63
Other long-term benefits	191	3,824
Termination benefits	-	-
Total	55,366	51,520

The Parent Company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation Note 2.C and the Parent company meet the definition of related party transactions, and were eliminated from the consolidated financial statements and risk is taken into consideration.

The bank provides banking and financial services to its subsidiaries in order to satisfy their liquidity needs, and these transactions are conducted on similar terms to third-party transactions and are not individually material.

No guarantees, pledges or commitments have been given or received in respect of the aforementioned transactions in 2015 or 2014.

NOTE 28. SUBSEQUENT EVENTS

The amount per share of dividends declared before these financial statements are authorized is 888.12 per share and the total amount of dividends is 854,218. The approval of the financial statements by the Board of Directors took place on February 22, 2016.

The Audit Committee approved the filing of this Annual Report, including the Consolidated Financial Statements hereto, on April 15, 2016.

Sale of Cifin S.A.

Bancolombia entered into an agreement with TransUnion Netherlands II B.V., for the sale by Bancolombia of 100% of its stake in Cifin S.A (“Cifin”), an entity classified as a Technical and Administrative Services Company and accredited as a provider of financial, credit, commercial information and services.

On February 8, 2016, Bancolombia sold 106,504 common shares of Cifin for a total amount of COP 629,563.37 per share, amount received on this day, which, together with the stakes sold by the other shareholders party the sale agreement, represents in the aggregate a 71% stake in Cifin.

The financial entities selling their shares seek a strategic investor with experience and international knowledge, looking to generate added value to this company, by incorporating new knowledge, advanced technologies and better international practices in the analysis of credit information, credit risk management, and money laundering, among others.

NOTE 29. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31 2015 and 2014, and January 1, 2014

	December 31, 2015		December 31, 2014		January 1, 2014
Financial instrument	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	In millions of COP
Assets
Cash and cash equivalents	18,597,614	18,597,614	13,466,783	13,466,783	15,445,977	15,445,977
Debt securities at fair value	9,651,268	9,651,268	9,572,074	9,572,074	9,191,657	9,191,657
Debt securities at amortized cost	3,492,146	3,434,606	1,930,863	1,922,841	2,801,861	2,798,214
Equity securities at fair value	1,164,681	1,164,681	1,281,288	1,281,288	1,089,339	1,089,339
Derivatives	2,382,168	2,382,168	1,448,845	1,448,845	529,619	529,619
Loan portfolio	140,371,884	136,729,366	110,384,396	108,335,805	91,929,756	94,949,399
Investment properties	1,505,046	1,505,046	1,114,180	1,114,180	984,701	984,701
Total	177,164,807	173,464,749	139,198,429	137,141,816	121,972,910	124,988,906
Liabilities
Deposits	121,802,028	116,487,773	94,769,319	93,829,888	86,512,104	86,677,887
Interbank	400,062	400,062	375,958	375,958	229,201	229,201
Repos	1,232,456	1,232,456	1,891,959	1,891,959	1,016,442	1,016,442
Derivatives	1,930,609	1,930,609	1,471,779	1,471,779	621,988	621,988
Borrowings from other financial institutions	19,721,184	18,866,477	13,852,284	13,852,284	12,478,711	12,480,600
Debt securities in issue	19,435,865	19,734,430	14,527,403	15,086,109	12,673,741	12,873,877
Total	164,522,204	158,651,807	126,888,702	126,507,977	113,532,187	113,899,995

•	Fair value hierarchy

IFRS 13 establishes a fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable, that reflects the significance of inputs adopted in the measurement process. In accordance with IFRS the financial instruments are classified as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is a market in which transactions for the asset or liability being measured take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS) and highly structured or long-term derivative contracts where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

•	Valuation process for fair value measurements

As was mentioned above, the valuation to fair value prices is performed using prices, methodologies and inputs provided by the Official Price Supplier (Infovalmer) to the Bank. All methodologies and procedures developed by the price supplier are known by the Financial Superintendence of Colombia, which has not objected to them.

On a daily basis, the Financial Operations Direction verifies the valuation of investments, and, the Proprietary Trading Desk’s Risk Management area reports the results of the portfolio’s valuation.

Fair value measurement

Investment securities

a.	Debt securities:

The Bank assigns price to those debt investments, using the prices provided by the Official Price Supplier (Infovalmer) and assigns the appropriate level according to the procedure described above. (Hierarchy of fair value section).

b.	Equity securities

The Bank performs the market Price valuation of their investments in variable income using the prices provided by the Official Price Supplier (Infovalmer) and classifies those investments according to the procedure described above. (Hierarchy of fair value section).

c.	Derivatives

The Bank holds positions in standardized derivatives, such as Futures over local stocks, over specific TES references and over the TRM. These instruments are valuated according to the information provided by Infovalmer, which perfectly matches the information provided by the Clearing and Settlement House.

Additionally, the Bank holds positions in OTC derivatives, which in the absence of prices, are valuated using the inputs and methodologies provided by the Price Supplier, to which has not objected the Financial Superintendence of Colombia.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs.

d.	Credit valuation adjustment

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

e.	Impaired loans measured at fair value

The Bank measured certain impaired loans based on the fair value of the associated collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third party experts, depending on the type of underlying asset:

For vehicles under leasing arrangements, the Bank uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation and customs. The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in the case of significant deviation; the curve is adjusted to reflect the market conditions.

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is built from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate properties, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (The appraisal is estimated based on either of three approaches: cost, sale comparison and income approach).

f.	Impaired foreclosed assets and premises and equipment held for sale measured at fair value

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

g.	Mortgage-backed securities (“TIPS”)

The Bank invests in asset-backed securities for which underlying assets are mortgages issued by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and are classified as fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings.

Fair values were estimated using discounted cash flows models where the main key economic assumptions used are estimates of prepayment rates and resultant weighted average lives of the securitized mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 3.

Items Measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015 and 2014, and as of January 1, 2014:

	Financial assets
	December 31, 2015				December 31, 2014				January 1, 2014
	Fair-value hierarchy			Total at fair	Fair-value hierarchy			Total at fair	Fair-value hierarchy			Total at fair
Type of instrument	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
	In millions of COP
Investment
Debt securities
Securities issued by the Colombian Government	4,299,235	518,368	-	4,817,603	6,275,044	81,706	16,956	6,373,706	4,800,538	231,688	10	5,032,236
Securities issued by the El Salvador Central Bank	-	-	-	-	-	23,638	-	23,638	-	24,585	-	24,585
Securities issued by Government entities	-	691,612	-	691,612	5,415	3,818	-	9,233	-	18,043	627	18,670
Securities issued by other financial institutions	122,872	386,672	629,994	1,139,538	46,682	738,421	517,413	1,302,516	72,292	554,608	702,863	1,329,763
Securities issued by Foreign Governments	1,478,568	1,101,703	-	2,580,271	616,944	1,145,414	-	1,762,358	135,719	1,479,961	-	1,615,680
Corporate bonds	57,495	354,684	10,065	422,244	3,872	77,602	19,149	100,623	736,709	415,034	18,980	1,170,723
Total – Debt securities	5,958,170	3,053,039	640,059	9,651,268	6,947,957	2,070,599	553,518	9,572,074	5,745,258	2,723,919	722,480	9,191,657
Equity securities
Equity securities	66,589	119,341	978,751	1,164,681	68,231	215,050	998,007	1,281,288	85,252	207,411	796,675	1,089,338
Total equity securities	66,589	119,341	978,751	1,164,681	68,231	215,050	998,007	1,281,288	85,252	207,411	796,675	1,089,338
Derivative financial instruments
Forward
Foreign exchange contracts	-	193,290	499,034	692,324	-	105,955	390,794	496,748	-	34,037	40,287	74,324
Equity contracts	-	2,717	-	2,717	-	17,102	39	17,141	82	-	-	82
Interest rate contracts	-	-	-	-	-	13	-	14	-	323	-	323
Total forward	-	196,007	499,034	695,041	-	123,070	390,833	513,903	82	34,360	40,287	74,729
Swaps
Foreign exchange contracts	-	1,057,462	236,485	1,293,947	-	532,509	215,855	748,364	-	94,207	189,322	283,529
Interest rate contracts	2,407	239,766	15,065	257,238	-	140	3,758	3,898	-	105,407	33,635	139,042
Total swaps	2,407	1,297,228	251,550	1,551,185	-	532,649	219,613	752,262	-	199,614	222,957	422,571
Options
Interest rate contracts	-	3,813	132,129	135,942	-	23,276	159,404	182,680	-	7,792	24,527	32,319
Total options	-	3,813	132,129	135,942	-	23,276	159,404	182,680	-	7,792	24,527	32,319
Total derivative financial instruments	2,407	1,497,048	882,713	2,382,168	-	678,995	769,850	1,448,845	82	241,766	287,771	529,619
Investment properties
Buildings	-	1,275,567	-	1,275,567	-	949,412	-	949,412	-	836,812	-	836,812
Lands	229,479	-	-	229,479	164,768	-	-	164,768	147,889	-	-	147,889
Total Investment properties	229,479	1,275,567	-	1,505,046	164,768	949,412	-	1,114,180	147,889	836,812	-	984,701

Total assets	6,256,645	5,944,995	2,501,523	14,703,163	7,180,956	3,914,056	2,321,377	13,416,387	5,978,481	4,009,908	1,806,926	11,795,315

	Financial Liabilities
	December 31, 2015				December 31, 2014				January 1, 2014
	Fair-value hierarchy			Total at fair	Fair-value hierarchy			Total at fair	Fair-value hierarchy			Total at fair
Type of instrument	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
	In millions of COP
Derivative financial instruments
Forward
Foreign exchange contracts	-	(532,884)	(101,413)	(634,297)	-	(507,855)	(50,885)	(558,740)	-	(46,968)	(13,407)	(60,375)
Equity contracts	-	(5,395)	-	(5,395)	-	(11,467)	-	(11,467)	-	-	-	-
Interest rate contracts	-	-	-	-	-	-	-	-	-	(4,248)	-	(4,248)
Total forward	-	(538,279)	(101,413)	(639,692)	-	(519,322)	(50,885)	(570,207)	-	(51,216)	(13,407)	(64,623)
Swaps
Foreign exchange contracts	-	(910,042)	(39,626)	(949,668)	-	(494,622)	(41,136)	(535,758)	-	(169,064)	(51,450)	(220,514)
Interest rate contracts	(2,001)	(259,366)	(5,746)	(267,113)	-	(22,924)	-	(22,924)	-	(86,363)	(10,318)	(96,681)
Total swaps	(2,001)	(1,169,408)	(45,372)	(1,216,781)	-	(517,546)	(41,136)	(558,682)	-	(255,427)	(61,768)	(317,195)
Options
Interest rate contracts	-	(74,136)	-	(74,136)	-	(87,348)	-	(87,348)	-	(47,723)	-	(47,723)
Equity contracts	-	-	-	-	-	-	(255,542)	(255,542)	-	-	(192,447)	(192,447)
Total options	-	(74,136)	-	(74,136)	-	(87,348)	(255,542)	(342,890)	-	(47,723)	(192,447)	(240,170)
Total Derivative financial instruments	(2,001)	(1,781,823)	(146,785)	(1,930,609)	-	(1,124,216)	(347,563)	(1,471,779)	-	(354,366)	(267,622)	(621,988)

Total liabilities	(2,001)	(1,781,823)	(146,785)	(1,930,609)	-	(1,124,216)	(347,563)	(1,471,779)	-	(354,366)	(267,622)	(621,988)

Fair values of financial instruments that are not measured at fair value in the statement of financial position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the statement of financial position but for which the fair value is disclosed at December 31, 2015 and 2014, and as of January 1, 2014:

	Assets
	December 31, 2015				December 31, 2014				January 1, 2014
	Fair-value hierarchy			Total at fair	Fair-value hierarchy			Total at fair	Fair-value hierarchy			Total at fair
Type of instrument	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
	In millions of COP
Cash and cash equivalents	18,597,614	-	-	18,597,614	13,466,783	-	-	13,466,783	15,445,975	-	-	15,445,975

Debt securities at amortized cost
Securities issued by the Colombian Government	-	-	15,050	15,050	-	161,506	-	161,506	-	-	270,406	270,406
Securities issued by the El Salvador Central Bank	-	-	-	-	-	-	-	-	-	-	580,386	580,386
Securities issued by Government entities	9,834	-	-	9,834	7,578	1,412,888	-	1,420,466	-	1,775,297	26	1,775,323
Securities issued by other financial institutions	202,107	999,977	511,098	1,713,182	211,073	24,590	-	235,663	83,831	37,800	286	121,917
Securities issued by Foreign Governments	924,095	327,924	-	1,252,019	26,700	-	-	26,700	22,196	-	-	22,196
Corporate bonds	264,451	-	180,070	444,521	78,506	-	-	78,506	27,986	-	-	27,986
Total – Debt securities at amortized cost	1,400,487	1,327,901	706,218	3,434,606	323,857	1,598,984	-	1,922,841	134,013	1,813,097	851,104	2,798,214
Loan portfolio	-	-	136,729,366	136,729,366	-	-	108,335,805	108,335,805	-	-	94,949,399	94,949,399
Total	19,998,101	1,327,901	137,435,584	158,761,586	13,790,640	1,598,984	108,335,805	123,725,429	15,579,988	1,813,097	95,800,503	113,193,588

	Liabilities
	December 31, 2015				December 31, 2014				January 1, 2014
	Fair-value hierarchy			Total at fair	Fair-value hierarchy			Total at fair	Fair-value hierarchy			Total at fair
Type of instrument	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
	In millions of COP
Deposits	-	14,727,160	101,760,613	116,487,773	-	16,233,444	77,596,444	93,829,888	-	21,001,104	65,676,783	86,677,887
Interbank	-	-	400,062	400,062	-	-	375,958	375,958	-	-	229,201	229,201
Repos	-	-	1,232,456	1,232,456	-	-	1,891,959	1,891,959	-	-	1,016,442	1,016,442
Borrowings from other financial institutions	-	-	18,866,477	18,866,477	-	-	13,852,284	13,852,284	-	-	12,478,711	12,478,711
Debt securities in issue	7,070,156	10,438,041	2,226,233	19,734,430	8,152,183	6,060,119	873,807	15,086,109	11,027,909	1,045,906	800,062	12,873,877
Total liabilities	7,070,156	25,165,201	124,485,841	156,721,198	8,152,183	22,293,563	94,590,452	125,036,198	11,027,909	22,047,010	80,201,199	113,276,118

The fair value represents management’s best estimates based on internally developed methodologies. In cases where quoted prices of bonds and deposits issued by the Group are not published by the Group’s Official Price Supplier, the discounted cash flow methodology that incorporates inputs of similar instruments has been used where possible; in other cases internal policy rates have been used.

For assets and liabilities held at the end of the reporting period, the fair values differ from period to period due to changes in interest rates, credit risk related to third parties and the own Bank’s credit risk, market perceptions of value, and new transactions that the Bank has entered into.

IFRS requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for fair value accounting. The financial instruments below are not recorded at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the consolidated statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.

Deposits

The fair value of Time Deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. Fair value of deposits with undefined maturities represents the amount payable on demand as of the statement of financial position date.

Interbank borrowings

Short-term interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

Debt securities in issue

The fair value of debt securities in issue, comprised of bonds issued by Bancolombia and its subsidiaries, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and the Bank’s creditworthiness.

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2015 and 2014.

	Balance, January 1, 2014	Included in earnings	Included in OCI	Purchases	Settlement	Prepayment	Transfers in to Level 3	Transfers out of Level 3	Balance, 2014
	In millions of COP
Debts securities at fair value
Securities issued or secured by Colombian Government	16,956	-	-	-	(16,956)	-	-	-	-
Securities issued or secured by Government entities	-	-	-	-	-	-	-	-	-
Securities issued or secured by other financial entities	517,413	(18,964)	-	104,828	(35,041)	-	61,758	-	629,994
Other investments	19,149	(1,972)	-	9,513	(19,149)	-	2,524	-	10,065
Total	553,518	(20,936)	-	114,341	(71,146)	-	64,282	-	640,059
Derivatives
Foreign exchange contracts	674,032	45,005	-	482,802	(476,123)	-	-	893	726,609
Interest rate contracts	3,758	647	-	8,675	(3,761)	-	-	-	9,319
Equity contracts	(255,503)	-	-	-	255,503	-	-	-	-
Total	422,287	45,652	-	491,477	(224,381)	-	-	893	735,928
Equity securities
Equity securities	998,007	119,837	(7,974)	10,236	(141,355)	-	-	-	978,751

	Balance, January 1, 2014	Included in earnings	Included in OCI	Purchases	Settlement	Prepayment	Transfers in to Level 3	Transfers out of Level 3	Balance, 2014
	In millions of COP
Debts securities at fair value
Securities issued or secured by Colombian Government	10	63	-	16,893	(10)	-	-	-	16,956
Securities issued or secured by Government entities	627	-	-	-	-	-	-	(627)	-
Securities issued or secured by other financial entities	702,863	(61,601)	-	-	(27,750)	-	-	(96,099)	517,413
Other investments	18,980	3,376	-	1,864	(5,071)	-	-	-	19,149
Total	722,480	(58,162)	-	18,757	(32,831)	-	-	(96,726)	553,518
Derivatives
Foreign exchange contracts	189,279	45,530	-	464,235	(47,965)	-	26,546	(3,593)	674,032
Interest rate contracts	23,317	8,871	-	-	(32,928)	-	4,730	(232)	3,758
Equity contracts	(192,447)	(63,095)	-	-	-	-	39	-	(255,503)
Total	20,149	(8,694)	-	464,235	(80,893)	-	31,315	(3,825)	422,287
Equity securities
Equity securities	796,674	89,944	28,571	86,307	(3,489)	-	-	-	998,007

Level 3 Fair Value Rollforward

The following were the significant Level 3 transfers for the period January 1, 2014 to December 31, 2014 and for the period 2014 to 2015:

The transfer of COP 96,099 in 2014 from Level 3 to Level 2 of Investment securities issued by financial entities, primarily linked to an increase in their market liquidity and the observability of prices.

All transfers are assumed to occur at the end of the reporting period.

Quantitative Information about Level 3 Fair Value Measurements

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities:

	As of December 31, 2015
Financial instrument	Fair value	Valuation Technique	Significant unobservable input	Ranges of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Mortgage-backed securities (“TIPS”)
TIPS	430,148	Discounted cash flow	Yield	-0.2277% / 0.7551%	0.15%	423,092	437,470
Other
Corporate bonds	19,314	Discounted cash flow	Yield	0.0537% / 1.4554%	0.35%	18,780	19,791
Time Deposits	155,480	Discounted cash flow	Yield	1.608%	1.608%	155,472	155,487
Securitizations	35,117	Discounted cash flow	Yield	1.65%	1.65%	32,378	35,455
Equity securities
Equity securities	978,751	Price-based	Price	n/a	n/a	n/a	n/a
Derivatives
Options	132,129	Black-Scholes	Recovery rate	25%	25.00%	132,141	132,117
			setoff COP (USD)	0.0813% a 16.8753%	0.8822%	132,129	132,129
Forward	397,622	Discounted cash flow	SPBAAA y ASW COP (USD)	-	-	397,622	397,622
			Setoff COP (USD)	0% a 28.7559%	5.0847%	396,366	398,877
Swaps	206,178	Discounted cash flow	SPBAAA y ASW COP (USD)	-	-	204,582	204,582
			Setoff COP (USD)	0% a 39.7004%	3.7699%	212,782	193,908
			Discount Rate	7.0%		1,596	1,596

	As of December 31, 2014
Financial instrument	Fair value	Valuation Technique	Significant unobservable input	Ranges of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Securities issued by the Colombian Government
Debt securities	16,935	Discounted cash flow	Yield	0.55% a 0.77%	0.55%	16,774	17,101
Mortgage-backed securities (“TIPS”)
TIPS	517,413	Discounted cash flow	Interest rate	-0.22% to 0.71%	0.12%	507,015	528,258
Other
Corporate bonds	17,270	Discounted cash flow	Yield	2.60% to 4.45%		17,082	17,082
	1,104	Discounted cash flow	Yield	-3.00% to 3.00%		1,071	1,137
	775	Discounted cash flow	Yield	-3.00% to 3.00%		752	798
Equity securities
Equity securities	998,007	Price-based	Price	n/a	n/a	n/a	n/a
Derivatives
Options	159,404	Black-Scholes	Recovery rate	25% to 40%	25.00%	159,451	159,416
			Credit spread	0% to 75.37%	1.01%	159,433	159,433
Forward	339,946	Discounted cash flow	SPBAAA & ASW	0.98% to 13.84%	6.31%	339,944	339,946
			Credit spread	0% to 75.37%	4.11%	311,454	313,818
Swaps	178,477	Discounted cash flow	SPBAAA & ASW	0.02% to 13.84%	1.94%	146,430	144,863
			Credit spread	0% to 75.37%	2.86%	133,282	144,903

NOTE 30. FIRST-TIME ADOPTION OF IFRS.

The consolidated financial statements of the Parent Company and its subsidiaries as of December 31, 2015, are the first year-end financial statements prepared in accordance with IFRS, accepted in Colombia by means of Decree 2784 from the year 2012 and Decree 3023 of the year 2013. In such technical framework, as amended, the Government established that the transition period had to take place during 2014, and all the entities were required to prepare the opening statement of financial position under IFRS as of January 1, 2014. For the purposes of the consolidated financial statement and its related notes, the Bank has elected January 1, 2014 as the date of transition from previous Colombian banking GAAP to IFRS.

30.1 Major changes in the accounting policies arising from the transition to IFRS:

a.	Allowance for loan losses and financial leases losses:

Colombian banking GAAP: the methodology for evaluating loans and financial leases is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentages estimated or established by the SFC according to past due days. Under Colombian banking GAAP, the loan loss allowance is determined and monitored on an ongoing basis.

IFRS: IAS 39 “Financial instruments: recognition and measurements” determines that the entity should assess, at least on each reporting date, whether there is objective evidence that a loan or group of loans are impaired. A loan or group of loans is impaired if there is objective evidence of impairment as a result of one or more loss events (e.g., the economic performance and trends in the client’s industry) that occurred after the initial recognition of the loan and prior to the statement of financial position date and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the loan’s original effective interest rate.

Firstly, it is necessary to assess, on an individual basis, if there is objective evidence of impairment for exposures that are individually significant (impaired loans that exceed a specific threshold), or individually and collectively significant for exposures that are not individually significant. If there is no objective evidence for an exposure individually assessed, be it significant or not, it should be included in a group of exposures with similar characteristics and assessed collectively. The exposures that are individually assessed and for which a loss has been recorded should not be included in the collective assessment.

b.	Lease operations:

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

c.	Deferred income taxes:

Colombian banking GAAP: Deferred tax assets or liabilities must be recorded for all timing differences raised in the current period based on the consolidated statement of income when comparing the amount of recognized income and expenses for accounting and tax purposes. However, loss carry-forwards and excess of presumed income over ordinary income are restricted by the SFC.

IFRS: IAS 12 “Income tax” prescribes that deferred tax assets or liabilities should be measured using substantively enacted tax rates. IAS 12 also prescribes that deferred tax assets should be recognized when the generation of future taxable income is probable, allowing the realization of the assets.

d. Measurement of financial instruments:

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

On the other hand, loans are recorded at the principal outstanding less allowance for impairment, except in cases of purchases of portfolios, which are recorded at the acquisition cost on day one. The SFC requires that interest income, lease payments and other items of income cease to be accrued in the consolidated statements of income after a loan is in arrears for more than two months for mortgage and consumer loans, three months for commercial loans and one month for small business loans.

IFRS: determines that all financial instruments are initially recognized when, and only when, the entity becomes party to the contractual provisions of the instrument. Financial assets are classified according to the entity’s business model for managing the financial assets and the contractual cash flow characteristic of the financial asset. At initial recognition the entity measures a financial asset or financial liability at its fair value, plus or minus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method or at fair value through profit or loss. The interest income recognized in the consolidated statement of income includes the amortization of premiums and discounts. IFRS requires that valuation techniques of financial assets and liabilities at fair value incorporate all factors or inputs that a market participant would consider in setting a price when using consistent and accepted economic methodologies for pricing such financial instruments.

e.	Compound financial instruments:

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

30.2 Overview of the IFRS 1 voluntary exemptions and mandatory exceptions applied by the administration in the preparation of these consolidated financial statement.

Exemptions:

a)	Business combinations and past acquisitions:

IFRS 1 “First time adoption” allows companies that are first-time adopters to maintain the accounting treatment adopted in the prior accounting practices (Colombian banking GAAP in the case of the Bank) with respect to business combinations and acquisition of investments in associates that were recognized before the transition date or an earlier date. Such transactions are not restated, retrospectively, by applying IFRS 3 (Revised).

In accordance with the exemption allowed by IFRS 1, the accounting policies used by the Bank for initial recognition and subsequent measurement of goodwill derived from acquisitions that took place prior to January 1, 2014 under Colombian banking GAAP were maintained.

b)	Fair value as deemed cost:

IFRS 1 allows the Bank to individually measure certain premises and equipment at fair value or to use a reappraisal of asset according the prior accounting practices (Colombian banking GAAP) as the deemed cost of the assets at the date of transition. The Bank has elected to recognize as deemed cost the reappraisal of assets for certain premises and equipment.

c)	Cumulative differences on the translation of statement of financial positions of foreign subsidiaries:

The Bank has applied this exemption by which all gains and losses from currency translation of foreign subsidiaries on the transition date were set to zero. In accordance with IAS 21 the currency translation adjustment of the subsidiaries with a functional currency other than Colombian peso will be applied prospectively. These effects are recognized in other comprehensive income and only from the transition date onwards.

d)	Leases:

A first-time adopter may opt to apply the specific transition guidance of IFRIC 4 - “Determining Whether an Arrangement Contains a Lease”, and it may determine if there is a lease agreement on the transition date to IFRS based on the facts and circumstances existing on the transition date. The application of IFRIC 4 did not have any impact on the Bank’s financial statements due to the fact that the Bank was not involved in any arrangement at the date of transition that should be accounted for as a lease agreement.

e)	Classification and measurement of financial assets:

The Bank has assessed whether a financial asset meets the criteria described in IFRS 9 based on facts and circumstances existing at the transition date in order to the measurement of the asset at fair value through profit or loss, at fair value through other comprehensive income or at amortized cost, considering:

•	The business model and those objectives within the financial asset are held.
•	The contractual terms of the financial asset and its cash flows considering whether those are solely payments of principal and interest on the principal amount outstanding.

Exceptions:

a)	Derecognition of financial assets and liabilities:

In accordance with IFRS 1 a first-time adopter shall apply the derecognition requirements in IFRS 9 prospectively for transactions occurring on or after the date of transition to IFRS.

However, IFRS 1 allows a first-time adopter to apply the derecognition requirements in IFRS 9 retrospectively from a date determined by the entity, provided that the information required to apply these standards had been obtained at the time of the initially accounting for the transaction. This exception was considered by the Bank to be applied prospectively.

b)	Estimates:

IFRS 1 requires that, on the transition date, the estimates used by the management for IFRS purposes are consistent with estimates made as of the same dates under Colombian banking GAAP (prior regulatory accounting framework), unless there is evidence of errors in the preparation of estimates under Colombian banking GAAP as compared to IFRS.

The Bank’s management considers that the estimates used for Colombian baking GAAP are consistent with those used on the transition date to IFRS.

c)	Hedge accounting:

IAS 39 requires the valuation of all derivative financial instruments at fair value, as well as the elimination of deferred gains or losses, recognized as assets or liabilities under Colombian banking GAAP prior to IFRS. Additionally, an entity should not apply hedge accounting (as defined by IAS 39) in its consolidated balance sheet at the transition date if the instrument did not qualify as a hedge in accordance with IAS 39. As a result of this assessment, no hedge relationships were discontinued after the transition to IFRS.

d)	Embedded derivatives:

In accordance with IFRS 9, the Bank has assessed whether an embedded derivative is required to be separated from the host contract and accounted for separately at fair value. As a consequence the Bank has determined there is no embedded derivative that is required to be separated from the host contract at the transition date.

e)	Non-controlling interest:

IFRS 1 requires that the entity that adopts IFRS for the first time applies certain requirements of IFRS 10 prospectively from the transition date. However, these requirements did not have an impact on the Bank’s opening balance sheet.

30.3 Reconciliation between Colombian banking GAAP and IFRS applicable to the Bank’s statement of financial position:

	As of December 31, 2014
	Colombian Bankig GAAP Balances	Adoption adjustments and reclassifications	IFRS Balances	Ref.
ASSETS
Cash and balances at central bank	11,192,825	2,034	11,194,859	a.
Interbank borrowings	947,037	22,620	969,657	b.
Reverse repurchase agreements and other similar secured lend	1,302,267	-	1,302,267	-
Financial assets at fair value through profit or loss	7,432,102	3,005,702	10,437,804	c.
Financial assets at fair value through other comprehensive income	3,383,661	(1,618,408)	415,556	d.
Investment in associates and joint ventures	-	-	1,349,697	e.
Investment at amortized cost	2,862,038	(931,175)	1,930,863	f.
Derivative financial instrument	1,472,879	(24,034)	1,448,845	g.
Loans and advances to customers	108,376,915	6,796,738	115,173,653	h.
Allowance for loan and lease losses	(4,817,102)	27,845	(4,789,257)	i.
Assets held for sale	89,491	8,253	97,744	j.
Investment property	-	1,114,180	1,114,180	k.
Premises and equipment, net	5,950,094	(3,303,773)	2,646,321	l.
Goodwill and Intangible assets	4,253,501	332,348	4,585,849	m.
Deferred tax	200,853	(13,116)	187,737	n.
Other assets	4,467,449	(2,903,343)	1,564,106	o.
Reappraisal	1,610,851	(1,610,851)	-	p.
Total Assets	148,724,861	905,020	149,629,881
LIABILITIES
Deposit by customers	95,337,222	(567,903)	94,769,319	q.
Interbank deposits	223,155	152,803	375,958	r.
Repurchase agreements and other similar secured borrowing	1,891,949	10	1,891,959	-
Derivative financial instrument	1,230,434	241,345	1,471,779	s.
Borrowings from other financial institutions	13,936,592	(84,308)	13,852,284	t.
Debt securities in issue	13,682,855	844,548	14,527,403	u.
Preferred shares	-	579,946	579,946	v.
Current tax	157,702	(38,048)	119,654	-
Deferred tax	237,896	305,205	543,101	w.
Post - employment benefit plans	108,717	315,841	424,558	x.
Other liabilities	4,606,597	(899,157)	3,707,440	y.
Total liabilities	131,413,119	850,282	132,263,401
EQUITY
Share capital	480,914	-	480,914	-
Additional paid-in-capital	5,389,372	(531,918)	4,857,454	z.
Appropriate reserves	8,636,160	(3,505,299)	5,130,861	aa.
Retained earnings	(527,009)	-	-	ab.
Accumulated other comprehensive income (loss), net of tax	1,878,721	4,315,325	5,667,037	ac.
Stockholders’ equity attributable the owners of the parent company	959,197	(223,556)	735,641
Cash and balances at central bank	16,817,355	54,552	16,871,907
Non-controlling interest	494.387	186	494,573
Total equity	17,311,742	54,738	17,366,480
Total liabilities and stockholders' equity	148,724,861	905,020	149,629,881

	As of January 1, 2014
	Colombian Bankig GAAP Balances	Adoption adjustments and reclassifications	IFRS Balances	Ref.
ASSETS
Cash and balances at central bank	11,427,441	12,816	11,440,257	a.
Interbank borrowings	1,856,484	24,515	1,880,999	b.
Reverse repurchase agreements and other similar secured lend	2,124,721	-	2,124,721	-
Financial assets at fair value through profit or loss	6,949,684	2,939,243	9,888,927	c.
Financial assets at fair value through other comprehensive income	3,066,408	(1,644,858)	392,068	d.
Investment in associates and joint ventures	-		1,029,482	e.
Investment at amortized cost	3,789,698	(987,837)	2,801,861	f.
Derivative financial instrument	563,820	(34,201)	529,619	g.
Loans and advances to customers	90,122,448	6,280,870	96,403,318	h.
Allowance for loan and lease losses	(4,129,275)	(344,287)	(4,473,562)	i.
Assets held for sale	103,565	(49,914)	53,651	j.
Investment property	-	984,701	984,701	k.
Premises and equipment, net	5,110,858	(2,684,388)	2,426,470	l.
Goodwill and Intangible assets	3,589,203	304,315	3,893,518	m.
Deferred tax	202,197	37,162	239,359	n.
Other assets	4,616,063	(3,255,089)	1,360,974	o.
Reappraisal	1,422,926	(1,422,926)	-	p.
Total Assets	130,816,241	160,122	130,976,363
LIABILITIES
Deposit by customers	86,556,579	(44,475)	86,512,104	q.
Interbank deposits	108,509	120,692	229,201	r.
Repurchase agreements and other similar secured borrowing	1,016,293	149	1,016,442	-
Derivative financial instrument	464,514	157,474	621,988	s.
Borrowings from other financial institutions	12,508,092	(29,381)	12,478,711	t.
Debt securities in issue	12,328,275	345,466	12,673,741	u.
Preferred shares	-	299,963	299,963	v.
Current tax	187,313	(30,637)	156,676	-
Deferred tax	159,961	249,881	409,842	w.
Post - employment benefit plans	113,653	209,441	323,094	x.
Other liabilities	4,434,758	(823,964)	3,610,794	y.
Total liabilities	117,877,947	454,609	118,332,556
EQUITY
Share capital	425,914	-	425,914	-
Additional paid-in-capital	2,812,494	(241,095)	2,571,399	z.
Appropriate reserves	6,990,015	(2,617,346)	4,372,669	aa.
Retained earnings	1,450,639	3,276,180	4,726,819	ab.
Accumulated other comprehensive income (loss), net of tax	813,784	(728,963)	84,821	ac.
Stockholders’ equity attributable the owners of the parent company	12,492,846	(311,224)	12,181,622
Non-controlling interest	445,448	16,737	462,185
Total equity	12,938,294	(294,487)	12,643,807
Total liabilities and stockholders' equity	130,816,241	160,122	130,976,363

Explanatory notes of the main adjustments and reclassification in first-time adoption in the statement of financial position:

a.	↑	Increased by the removal of allowances for cash and cash equivalents.
b.	↑	By reclassification of receivable item under Colombian banking GAAP related to interbank and money market transaction.
c.	↑

Increase due to reclassification of non-compulsory investments that under Colombian banking GAAP were classified as held-to-maturity, and which are recognized at fair value under IFRS in accordance with the business model determined for these investments.

Under Colombian banking GAAP investment securities intended to be held on a continuing basis were included in the balance sheet at cost less provision for any impairment. Under IFRS the portfolio shares was increased by the fair value measurement in accordance with IFRS 13.

d.	↓	Reclassification to Investments item under IFRS at fair value through profit or loss in accordance with the business model determined for these assets amounted to COP 2,035,522 and COP 2,196,610, as of January 1, 2014 and December 31, 2014, respectively.
e.	↑	Under Colombian banking GAAP the investments on which the Bank has significant influence or joint control were measured at cost and classified as investments available for sale. The difference between the cost and equity participation was recorded as reappraisal of assets in ‘other assets’ item and stockholders’ equity. Those investments are reclassified to ‘Investment in associates and joint ventures’ item under IFRS and are measured based on the equity method in accordance with IAS 28. The effect of applying the equity method to those investments amounted to COP 320,442 and COP 483,360 as of January 1, 2014 and December 31, 2014, respectively.
f.	↓	Reclassification of Investments held to maturity under Colombian banking GAAP, which under IFRS do not fulfill requirements provided by IFRS 9 to be recognized at amortized cost due to the fact that if there is an exchange offer of securities issued by the Colombian Government, sales or exchanges of such securities are allowed under Colombian banking GAAP regardless of being initially classified as held to maturity.

Increase under IFRS for the first day of valuation as deferred charge amounted to COP 2,647 as of December 31, 2014. In accordance with IFRS 9, the fair value of a financial instrument at initial recognition is normally the transaction price. However, for certain derivatives the consideration given or received is other than the fair value of the financial instrument, in that case the adjustment to defer the difference must be recognized, and after initial recognition, the entity shall recognize that deferred difference as gain or loss only to the extent that it arises from a change in a factor that market participants would take into account when pricing the asset or liability.

Under Colombian banking GAAP, the transaction price is considered as the fair value at the initial recognition.

g.	↓

Under Colombian banking GAAP, the measurement of the fair value of derivatives does not include a credit valuation adjustment (“CVA”) / debit value adjustment. Under IFRS, the Bank measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option and forward derivatives.

Reduction by COP 26,681 and COP 34,201 as of December 31, and January 1, 2014, respectively due to the inclusion of Credit Value Adjustment (CVA) / Debit Value Adjustment (DVA) in the valuation of contracts.

Short-term credit investment issued by a non-financial firm and guaranteed by the Bank as to payment was accounted for as customers’ acceptances item under Colombian banking GAAP , and reclassified to the loan portfolio under IFRS by COP 90,049 and COP 38,589, as of December 31, 2014 and January, 1, 2014, respectively.
Increase by reclassification of operating leases under Colombian banking GAAP into financial leases under IFRS.
Financial Leasing-related advance payments item under Colombian banking GAAP were accounted for as ‘Other assets’ and reclassified into loans and leases under IFRS.
h.	↑	Increase due to the recognition of suspended interest as part of the loan.
i.	↓↑

Reduction by COP 40,021 in allowances as of December 31, 2014. Under Colombian banking GAAP, allowances are estimated based on expected losses while under IFRS, allowances are estimated based on incurred losses.

The reduction in the level of the difference of allowances estimated by the Bank under Colombian banking GAAP and IFRS as of January 1, 2014 and December 31, 2014 is explained mainly by the increase in the level of corporate loans granted by the Parent Company during the year 2014 for which the probability of default is lower,

Reclassification of returned assets by the customer in lease contracts that are recognized in the ‘Premises and equipment’ item under Colombian banking GAAP and under IFRS are classified as ‘inventories’ item under IFRS amounted to COP 48,087 and COP 5,987 as of December 31, 2014 and January 1, 2014, respectively.
j.	↑

Under IFRS, the Bank due to the course of its ordinary activities, routinely sells item of property and equipment held to be leased to third parties and then such assets are recognized as inventories. Those inventories are measured at the lower cost and net realizable value.

Under Colombian banking GAAP those assets were recognized at cost.

Due to the difference in measurement of inventories item the Bank has recognized a decreased in the related carrying amount of COP 38,275 and COP 93,677 as of December 31, 2014 and January 1, 2014, respectively.

Under Colombian banking GAAP the property held to earn rentals are recognized at cost of acquisition and the depreciation is calculated on a straight-line basis over the estimated useful life of the asset, those assets were recognized as ‘premises and equipment’. Under IFRS, the Bank’s investment properties item were initially measured at deemed cost and subsequently measured using a fair value model. Reclassification of premises and equipment item under Colombian banking GAAP to investment properties under IFRS amounted to COP 513,529 and COP 527,986, respectively as of December 31, 2014 and January 1, 2014.
k.	↓	Under Colombian banking GAAP reappraisal of a portion of the entity’s properties was recognized as an increase or decrease in the balance sheet under the assets caption “Reappraisal of assets”. Under IFRS the Bank has used the reappraisal of asset recognized as investment properties according the prior accounting practices (Colombian banking GAAP) as the deemed cost of those assets at the date of transition. The related adjustment amounted to COP 456,715.
Under Colombian banking GAAP, the Bank accounts for improvements on leased property in the statement of operations. Under IFRS, leasehold improvements that met certain criteria are recorded as premises and equipment and depreciated on a monthly basis over the term of the leases. The adjustment effect amounted to COP 109,344 and COP 100,437 as of December 31, 2014 and January 1, 2014, respectively.
Reclassification of assets to place in operating leases recognized as ‘other assets’ item under Colombian banking GAAP to ’Premises and equipment’ under IFRS amounted to COP 2,129 and COP 1,495, as of December 31, 2014 and January, 1, 2014; respectively.
According to Colombian banking GAAP, reappraisals of a portion of the Bank’s premises and equipment, must have been made periodically and the effects of the increase or decrease are recorded in the balance sheet under the assets caption “Reappraisal of assets” and in the stockholders’ equity caption “Surplus from reappraisals of assets”. Reappraisal of premises and equipment were considered as deemed cost at first-time adoption statement of financial position in accordance with IFRS 1. The reclassification from ‘reappraisal of assets’ to ‘premises and equipment’ amounted to COP 321,872 and COP 163,571, as of December 31, 2014 and January 1, 2014, respectively.
Increase by COP 165,662 and COP 269,565 as of December 31, 2014 and January 1, 2014 due to the extension of the useful life of premises and equipment under IFRS.
Under IFRS the cost of an item of premises and equipment shall be recognized as an asset if, and only if:
• It is probable that the future economic benefits associated with the item will flow to the entity, and
• The cost of the item can be measured reliably.
Derecognition of assets that not meet the aforementioned criteria for being accounted as an assets under IFRS amounted to COP 12,159 and COP 22,870 as of December 31, 2014 and January 1, 2014.
l.	↑	Under Colombian banking GAAP properties held to earn rentals are recognized at cost of acquisition and the depreciation is calculated on a straight-line basis over the estimated useful life of the asset, which were recognized as ‘premises and equipment’. Under IFRS, the Bank’s investment properties item was initially measured at deemed cost and subsequently measured using a fair value model. Reclassification of premises and equipment item under Colombian banking GAAP to investment properties under IFRS amounted to COP 513,529 and COP 527,986, respectively as of December 31, 2014 and January 1, 2014.
Under IFRS, the goodwill is not amortized; it is only subject to an annual impairment test. Under Colombian banking GAAP the goodwill was amortized. During the year 2014 the Bank has recognized the amount of COP 397,798 as an amortization charge under Colombian banking GAAP which was not considered for IFRS purposes.
m.	↑	Derecognition by COP 70,226 of assets that do not meet the definition of intangible assets in accordance with IAS 38.
n.	↓	Due to the recognition of the timing differences between the fiscal and accounting basis under IFRS.
o.	↓

Under Colombian banking GAAP, receivables for costumer payments and those resulting originated in sale of services were recognized as ‘other assets’ item in the balance sheet. Under IFRS, the aforementioned receivables are recorded as ‘loans and advances to customers’ item. The reclassification amounted to COP 1,705,770 and 1,537,218, as of December 31, 2014 and January 1, 2014.

Reclassification of contracts related to assets to place in financial leases which were classified under Colombian banking GAAP in the ‘other assets’ item, instead of ‘loans and advances to customers’ as recognized under IFRS by the Bank.

p.	↓	Reappraisal of premises and equipment were considered as deemed cost at first-time adoption statement of financial position in accordance with IFRS 1. The reclassification from ‘reappraisal of assets’ to ‘premises and equipment’ amounted to COP 321,872 and COP 163,571, as of December 31, 2014 and January 1, 2014, respectively.
q.	↓	Under Colombian banking GAAP the interest payable related to deposits by customers was recognized as ‘other liabilities’. Under IFRS 9, a financial liability is measured as the present value of all future cash outflows discounting using the effective interest rate, Consequently, the Bank has reclassified the interest payable amount under Colombian banking GAAP of COP 172,455 to the balance of deposits by customers at amortized cost under IFRS.
r.	↑	Under Colombian banking GAAP the interest payable related to interbank deposits was recognized as ‘other liabilities’. Under IFRS 9, a financial liability is measured as the present value of all future cash outflows discounting using the effective interest rate, Consequently, the Bank has reclassified the interest payable amount under Colombian banking GAAP of COP 157,488 and COP 120,692 as of December 31, 2014 and January 1, 2014, respectively, to the balance of interbank deposits at amortized cost under IFRS.
s.	↑

Increased by the recognition of put options held by BFC that gives to the latter the right to sell and Bancolombia Panama the obligation to buy any number of voting shares of GAH, see Note 8.3 Acquisition of GAH. Under IFRS, written put/call options agreed upon by parties in a share purchase agreement (‘SPA’) are recognized in accordance with IAS 32. The fair value of the aforementioned option was USD 106.8 million and USD 99.8 million as of December 31, 2014 and January 1, 2014, respectively.

Reduction due to the inclusion of Credit Value Adjustment (CVA) / Debit Value Adjustment (DVA) in the valuation of contracts by COP 14,197 and COP 34,973 as of December 31, 2014 and January 1, 2014, respectively.

Reclassification of interest payable item under Colombian banking GAAP to the balance of borrowings under IFRS.
t.	↓	Under IFRS origination fees are recorded through the effective interest rate of the financial obligation.
Reclassification of interest payable item under Colombian banking GAAP to debt securities in issue under IFRS.
u.	↑	Costs associated to the issuance of securities are recorded as a lower value of the obligation and recognized through the statement of income during the term of the securities using the amortized cost method
v.	↑	Under IFRS, the present value of the minimum dividend on preferred shares is recognized as a liability.
w.	↑	Due to the recognition of the timing differences between the fiscal and accounting basis under IFRS.
x.	↑	For IFRS purposes, actuarial valuations of seniority bonuses must be performed annually using the projected unit credit cost method and the discount rates must be based on a review of market bond yields with maturities approximating the remaining life of the projected benefit obligation.
y.	↓	Reclassification of estimated liabilities item under Colombian banking GAAP to suppliers, employee benefits and taxes and contributions under IFRS.
z.	↓	IFRS requires that the components of compound financial instruments, as defined by IAS 32, be separated and classified as debt instruments and equity instruments
aa.	↓

Under Colombian banking GAAP the consolidation process of combining the items of assets and liabilities, equity, income, expenses and cash flows of the Parent Company with those of its subsidiaries is performed offsetting the Bank’s participation in the stockholders’ equity of each subsidiary measured at the historical transaction rate, instead of eliminate the carrying amount (deemed cost at the adoption date) of the parent’s investment in each subsidiary.

As a consequence, the consolidation adjustment of appropriated reserves differs between Colombian banking GAAP and IFRS.

ab.	↑	First-time adoption adjustments.
ac.	↓	Reappraisal of premises and equipment and investment were considered as deemed cost at first-time adoption statement of financial position in accordance with IFRS1.

30.4 The reconciliation between Colombian banking GAAP and IFRS applicable to the statement of income:

	For the year ended at December 31, 2014
	Colombian Banking GAAP balances	IFRS adjustments and reclassification	IFRS balances	Ref
Interest income on loans	8,594,670	(4,910)	8,589,760	a
Overnight and market funds	11,129	(7)	11,122	-
Interest and valuation on investment	710,879	(139,598)	571,281	b
Total interest and valuation	9,316,678	(144,515)	9,172,163	-
Interest expenses	(3,164,715)	104	(3,164,611)	c
Net margin on financial instruments	6,151,963	(144,411)	6,007,552	-
Credit impairment charges on loans, net	(1,373,735)	530,138	(843,597)	d
Allowances for credit losses on off balance sheet credit instruments	(30,610)	5,002	(25,608)	-
Total net provisions	(1,404,345)	535,140	(869,205)	-
Net interest and valuation income after provision for loans and financial leases	4,747,618	390,729	5,138,347	-
Fees and other service income	2,605,191	(109,774)	2,495,417	e
Fees and other service expenses	(349,881)	(319,826)	(669,707)	f
Total fees and income from services, net	2,255,310	(429,600)	1,825,710	-
Other operating income	766,303	370,240	1,136,543	g
Dividends received and equity method	95,133	27,556	122,689	h
Total income net	7,864,364	358,925	8,223,289	-
Operating expenses
Salaries and employee benefits	(1,937,775)	(35,692)	(1,973,467)	i
Other administrative and general expenses	(2,280,278)	332,903	(1,947,375)	j
Wealth tax, contributions and other tax burden	(494,899)	56,188	(438,711)	k
Provision, depreciation and amortization	(537,129)	77,426	(459,703)	l
Other expenses	(146,487)	(152,952)	(299,439)	m
Total operating expenses	(5,396,568)	277,873	(5,118,695)
Profit before tax	2,467,796	636,798	3,104,594
Income tax	(589,075)	(148,601)	(737,676)	n
Profit for the year from continuing operations	1,878,721	488,197	2,366,918
Discontinued operations net income	-	62,867	62,867
Net income	1,878,721	551,064	2,429,785
Net income attributable to equity holders of the Parent Company	1,878,593	508,493	2,387,086
Non-controlling interest	128	42,571	42,699	o

Explanatory notes for adjustments and reclassification of first-time adoption in the statement of income:

a.

- Increase due to the recognition of suspended interest as part of the loan.

- Reversal of accrual of interests in arrears, under IFRS they are considered as contingent asset.

- Increase in interest income due to the reclassification of operating leases into financial leases.

b.	- Fair value adjustment on valuation of debt securities recognized as held-to-maturity under Colombian banking GAAP - CVA/DVA adjustment on valuation of derivatives.
c.

- Interest expenses related to the interest cost of employee benefit plans and the valuation adjustment of the compound instruments classified as liabilities.

- Bond issuance costs are recognized as a lower value of the obligation.

d.	- Decrease in the impairment charges. Under Colombian banking GAAP, allowances are estimated based on expected losses while under IFRS, allowances are estimated based on incurred losses.
e.

- Under Colombian banking GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. Under IFRS, the Bank identifies origination commissions, which are recognized as an integral part of the effective interest rate of the financial instrument. Consequently, the differences between both frameworks results in reversal of income from commission recognized at the origination date under Colombian banking GAAP.

- Adjustment related to commissions in financial guarantees and credit letters granted by the Bank.

f.

- Under IFRS commissions paid by the Bank for financial obligations are amortized on a straight line basis during the life of the contract. Under Colombian banking GAAP, those commissions fees are recorded in the consolidated statement of income and expensed as incurred. The adjustment amounted to COP 1,819.

- Under Colombian banking GAAP, certain royalties and expenses related to fees and other service income was recognized as ‘Other expenses’ item by COP 332,044. Under IFRS those expenses are recorded as ‘fees and other service expenses’ item in the statement of income.

g.

- Under Colombian banking GAAP leases are classified as either financial leases or operating leases according to the terms of the leases agreements, considering that all leases to third parties with a purchase option were recognized as financial leases. Under IFRS, a finance lease is a lease that transfers substantially all the risk and rewards incidental to ownership of an asset. Due to the increase by reclassification of operating leases item under Colombian banking GAAP into financial leases under IFRS, the operating lease income was reduced by COP 166,665.

- The exchange rate difference arising from currency translation is greater by COP 71,174 under Colombian banking GAAP than under IFRS mainly due to:

1. As a result of the differences in balance sheets accounts denominated in foreign currencies under Colombian banking GAAP and IFRS that are subject to conversion to Colombian pesos.

2. The income accounts of foreign currency financial statements converted to pesos using average exchange rates are recorded in the statement of OCI under IFRS, while under Colombian banking GAAP was recorded as foreign exchange gain/loss in the statement of income.

- Under Colombian banking GAAP, the measurement of the fair value of derivatives does not include a credit valuation adjustment; the related adjustment amounted to COP 3,171.

h.

- Under IFRS the Bank recognizes its significant influence on certain equity securities through the equity method. Under Colombian banking GAAP, investments where the investor had the ability to exercise significant influence were recorded at cost and classified as available for sale. The difference between the cost and equity participation was recorded as reappraisal of assets in assets and stockholders’ equity.

- Fair value adjustment on portfolio shares which were recognized at amortized cost under Colombian banking GAAP.

i.	- Increase in employee benefits expenses due to actuarial estimation of pension and long term benefit plan liabilities.
j.	- Capital expenditures on software licenses that do not meet recognition criteria to be recognized as intangible assets under IFRS are not subject to amortization expense.

k.	- Reversal of amortization of the equity tax recorded under Colombian banking GAAP as deferred charge. Under IFRS, an equity tax liability must be recorded on a discounted basis to reflect the time value of money as the aggregate amount of the liability and the amount and timing of cash payments are fixed.
l.	- Decrease in the depreciation charge due to the extension of the useful life of premises and equipment. Under IFRS the goodwill is not subject to amortization.
m.	- Reversal of operating leases expenses on contracts that were reclassified into financial leases under IFRS. - Adjustment of provisions for litigation under IFRS.
n.	- Due to the recognition of the timing differences between the fiscal and accounting basis under IFRS.
o.	Under Colombian banking GAAP and IFRS, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest, and corresponds to net income originated by the subsidiaries where the Bank holds less than 100% of participation. The Bank held an interest in participation of FCP Colombia Inmobiliaria of 50.21% of the outstanding shares, being a significant non-controlling interest for the Bank. Under Colombian banking GAAP the assets held for rental and investments in real estate properties were recorded as premises and equipment subject to amortization charge; whereas under IFRS the changes in the fair value of investment properties are recognized in the statement of income.

30.5 The reconciliation between Colombian banking GAAP and IFRS applicable to the statement of other comprehensive income:

	For the year ended 31, 2014
	Colombian banking GAAP	IFRS adjustments and reclassification	IFRS	Ref
	In millions of COP
Other comprehensive (loss)⁄income that will not be reclassified to profit or loss
Gain (loss) retirement benefit remeasurement	-	(20,890)	(20,890)	a
Reappraisal of assets	960,123	(960,123)	-	b
Revaluation of equity	24,623	(24,623)	-	c
Total other comprehensive (loss)⁄income that will not be reclassified to profit or loss	984,746	(1,005,636)	(20,890)
Other comprehensive loss that may be reclassified to profit and loss
Foreign currency translation adjustments	-	745,381	745,381	d
Unrealized gains or (loss) on equity securities at fair value through OCI	(36,054)	(53,662)	(89,716)	e
Unrealized gains or (loss) on debt securities at fair value through OCI	9,155	(9,155)	-	f
Unrealized gains or (loss) due to fair value hedging	1,350	4,384	5,734	g
Total other comprehensive loss that may be reclassified to profit or loss	(25,549)	686,948	661,399
Total other comprehensive loss that may be reclassified to profit or loss	959,197	(318,688)	640,509

Explanatory notes for adjustments and reclassification of first-time adoption in the statement of other comprehensive income:

a.	- Under Colombian banking GAAP the changes in the projected benefit obligation of employee benefit plans resulting from changes in actuarial assumption were recognized as a liability and then amortized against expenses on a straight line basis over defined periods established by local regulation. Under IFRS, those changes in the projected benefit obligation are recorded against cumulative other comprehensive income.
b.	- According to Colombian banking GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and the effects of the increase or decrease are recorded in the statement of financial position under the assets caption “Reappraisal of assets” and in the stockholders’ equity. Reappraisal of premises and equipment and investment were considered as deemed cost at first-time adoption statement of financial position in accordance with IFRS1.
c.	- Under Colombian banking GAAP, the Bank recognized the item ‘Revaluation of equity’ which was originated when in the past companies recorded inflation adjustments.

d.	- Under Colombian banking GAAP, for consolidation purposes, the income accounts of foreign currency financial statements are converted to pesos using average exchange rates. The exchange difference originated in the consolidated statement of income accounts is recorded as foreign exchange gain/loss in the statement of income. Under IFRS, the translation adjustments shall be reported as a component of the other comprehensive income.
e.	- Increased due to reclassification of certain investments under IFRS at fair value through OCI in accordance with the business model determined for these assets and the fair value measurement in accordance with IFRS 13.
f.	- Due to reclassification for certain securities from ‘debt investment available for sale’ item under Colombian banking GAAP to ‘debt investments at fair value through profit or loss or debt investment at amortized cost’ considering the Bank’s business model under IFRS , the accumulated change in fair value of those investment under IFRS in the OCI is nil.
g.	- Under Colombian banking GAAP, the measurement of the fair value of derivatives does not include a CVA/DVA. Under IFRS, the Bank measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the derivatives designed as hedging instruments.

NOTE 31. DISCONTINUED OPERATIONS

Compañía de financiamiento Tuya S.A is a private entity oriented to offer lines of credit directed to individuals, corporate credit cards, vehicle loan and payroll loans among others, wherewith Tuya has achieved a significant market share position in the consumer loan market in Colombia

On June 30, 2015 Bancolombia S.A, Fondo de Empleados of The Bank - FEBANC and Fundacion Bancolombia, acting as sellers, and Almacenes Éxito S.A (Almacenes Exito) and Almacenes Éxito Inversiones S.A.S acting as the buyers entered into a purchase and sale agreement whereby the sellers will transfer 50% of the shares of Tuya S.A, through which sellers and buyers have developed a commercial alliance for financing business growth and the strengthening of consumer credit.

The purchase price will be determined at the closing and will equal the sum of:

a.	Fifty percent (50%) of the sum of the following accounts of Tuya according to the most recent financial statements before the closing: (a) equity (b) capital stock (c) additional paid in capital
b.	One thousand five hundred million Colombian pesos (COP1,500).

The sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals by the Colombian Superintendence of Finance.

This transaction will not produce a material impact on the Bank’s dividends from Tuya, due to subsisting commercial and business conditions in which the commercial alliance with Almacenes Exito has developed.

Compañía de financiamiento Tuya is included in the Bank’s operating segment Banking Colombia.

Assets classified as held for sale

At December 31, 2015 Compañía de financiamiento Tuya was composed of assets and liabilities as presented below:

2015
In millions of COP
Assets
Cash and balances at central bank	207,963
Financial assets investments	31,265
Loans and advances to customers	1,831,773
Allowance for loan and lease losses	(351,375)
Intangible assets	2,267
Premises and equipment	5,746
Prepayments	724
Tax receivables	11,152
Deferred tax	32,726
Other assets	48,738
Total Assets	1,820,979
Liabilities
Deposit from customers	1,266,305
Borrowings from other financial institutions	378
Debt securities in issue	150,032
Currrent Tax	1,535
Deferred tax liabilities	28,503
Other liabilities	158,380
Total liabilities	1,605,133
Net assets classified as held for sale	215,846

Analysis of profit for the year from discontinued operations

The combined results of the discontinued operations included in the profit for the year are set out below. The comparative profit and cash flows from discontinued operations have been re-presented to include those operations classified as discontinued in the current year.

A)	Profit for the year from discontinued operations

	2015	2014
	In millions of COP
Interest income on loans	403,382	378,612
Overnight and market funds	53	-
Interest and valuation on investment	698	-
Total interest and valuation	404,133	378,612
Interest expense	(74,919)	(69,484)
Net margin on financial instruments	329,214	309,128
Credit impairment charges on loans, net	(324,309)	(208,959)
Net interes and valuation income after provision for loans and financial leases	4,905	100,169
Fees and other service income, net	235,806	272,204
Other operating income	267	2,893
Total income, net	240,978	375,266
Total operating expenses	(219,532)	(275,419)
Profit before tax	21,446	99,847
Income tax	1,067	(36,980)
Net income of discontinued operations net income attributable the owners of the parent company	22,513	62,867

B)	Cash flow from discontinued operations

	2015	2014
	In millions of COP
Cash flows provided by operating activities:
Net Income	22,508	62,861
Total net income adjustments	308,945	267,223
Net changes of assets and liabilities	(243,153)	(279,429)
Net cash provided by operating activities	88,300	50,655
Cash flows provided by (used in) investing activities:
Net cash provided by (used in) investing activities	12,259	(3,235)
Cash flows used in financing activities:
Net cash used in financing activities	(42,823)	(34,655)
Net increased in cash	57,736	12,765
Cash at the beginning of the year	150,225	137,460
Cash at the end of the year	207,961	150,225

Tuya’s loan portfolio designated as assets held for sale is comprised as follows:

Concentration by maturity:

	December 31, 2015
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
	In millions of COP
Commercial	-	-	-	-	-
Corporate	-	-	-	-	-
SME	-	-	-	-	-
Others	-	-	-	-	-
Consumer	676,570	847,834	296,512	10,857	1,831,773
Credit card	676,454	805,933	275,666	3,249	1,761,302
Vehicle	30	35,809	19,166	7,242	62,247
Order of payment	-	-	-	-	-
Others	86	6,092	1,680	366	8,224
Mortgage	-	-	-	-	-
VIS	-	-	-	-	-
Non-VIS	-	-	-	-	-
Leasing	-	-	-	-	-
Small business loans	-	-	-	-	-
Total gross loans and financial leases	676,570	847,834	296,512	10,857	1,831,773
Total allowance	-	-	-	-	(305,465)
Total net loans and financial leases	-	-	-	-	1,526,308

Concentration by past-due loans:

December 31, 2015
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
In millions of COP
Commercial	-	-	-	-	-	-
Consumer	1,672,495	89,472	25,228	40,455	4,120	1,831,770
Mortgage	-	-	-	-	-	-
Financial Leases	-	-	-	-	-	-
Small Business Loan	-	-	-	-	-	-
Total	1,672,495	89,472	25,228	40,455	4,120	1,831,770

Rating System for Credit Risk Management

The following table shows the distribution of Tuya discontinued operations loan portfolio at the end of the period, according to the enunciated categories of risk:

	December 31, 2015
Category	Balance	%
	In millions of COP
A – Normal risk	1,518,902	82.92%
B - Acceptable risk	80,017	4.4%
C- Appreciable risk	60,057	3.3%
D- Significant risk	105,247	5.7%
E - Noncollectable	67,550	3.7%
Total	1,831,773	100.00%

RISK MANAGEMENT

The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit, liquidity and operational risk.

The Board of Directors reviews and approves the resources , structure and processes of the organization associated with risk management, and the development of its supervisory functions has the support of the Risk Committee, it is in charge of the approval, monitoring and control of policies, methodologies, tools, guidelines and strategies for the identification, measurement, control and mitigation of risk.

Risk team is made up of officials that are duly qualified to comprehensively and adequately oversee the different risks inherent to the activities undertaken in the fulfillment of their responsibilities, relying on correct technological infrastructure to obtain necessary data to manage and monitor risks, according to the particularities of the operations carried out. This allows the Vice-Presidency of Risk to generate and submit the consolidated risk management information to the different authorities, among them the Board of Directors and Upper Management.

Likewise, the organization duly documents procedures, allowing it to validate that operations are fulfilled according to the conditions specified, and that the accounting is correct. Also, the Internal and External Auditors are aware of the operations conducted by the organization and provide the corresponding reports in a timely manner, in accordance with the regulations.

1.	CREDIT RISK

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty, and arises principally from the decline on borrower´s creditworthiness or changes in the business climate.

The information below contains the maximum exposure to credit risk as of December 31, 2015 and December 31 2014:

	As of December 31, 2015
	Maximum exposure	Collateral	Netting	Net exposure
	In millions of COP
Loans and Financial Leases	145,620,639	(63,835,897)	-	81,784,742
Commercial	85,892,752	(26,496,740)	-	59,396,012
Consumer	21,170,615	(5,954,699)	-	15,215,916
Mortgage	17,118,783	(16,070,752)	-	1,048,031
Small Business Loans	886,913	(482,194)	-	404,719
Financial Leases	20,551,576	(14,831,512)	-	5,720,064

Off-Balance Sheet Exposures	16,396,103	-	-	16,396,103
Financial Guarantees	7,123,521	-	-	7,123,521
Loan Commitments	9,272,582	-	-	9,272,582

Other Financial Instruments (1)	15,468,928	(905,388)	14,563,540	14,563,540
Debt Securities	13,171,189	(552,744)	12,618,445	12,618,445
Derivatives	1,135,149	(352,644)	782,505	782,505
Equity Securities	1,162,590	-	1,162,590	1,162,590

Total	177,485,670	(64,741,285)	14,563,540	112,744,385

	As of December 31, 2014
	Maximum exposure	Collateral	Netting	Net exposure
	In millions of COP
Loans and Financial Leases	115,173,653	(46,772,651)	-	68,401,002
Commercial	65,473,755	(18,161,420)	-	47,312,335
Consumer	18,927,154	(4,952,853)	-	13,974,301
Mortgage	12,547,645	(11,650,740)	-	896,905
Small Business Loans	659,870	(325,402)	-	334,468
Financial Leases	17,565,229	(11,682,236)	-	5,882,993

Off-Balance Sheet Exposures	16,023,596	-	-	16,023,596
Financial Guarantees	6,137,900	-	-	6,137,900
Loan Commitments	9,885,696	-	-	9,885,696

Other Financial Instruments (1)	13,341,393	(1,351,974)	10,708,131	11,989,419
Debt Securities	11,239,541	(1,206,642)	10,032,900	10,032,899
Derivatives	820,564	(145,332)	675,231	675,232
Equity Securities	1,281,288	-	-	1,281,288

Total	144,538,642	(48,124,625)	10,708,131	96,414,017

(1) Negative guarantees are received from counterparties and positive guarantees are delivered to counterparties.

Maximum exposure to credit risk of the loans and financial leases refers to the carrying amount at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.

Maximum exposure to credit risk of financial guarantees corresponds to the total amount granted at the end of the period. This amount represents the worst case scenario and does not reflect the expected results.

Maximum exposure to derivatives refers to the Market Value (mark to market value) at the end of the period, without considering any guarantee received or any other credit risk mitigants.

Maximum exposure to credit risk of debt securities and equity securities refers to the carrying amount at the end of the period without considering any guarantee received or other credit risk mitigants.

a. Credit Risk Management - Loans and Financial Leases

Risk management during the credit life cycle is developed through the fulfillment of the policies, procedures and methodologies stipulated in the Credit Risk Administration System, in accordance with the strategy approved by the Board of Directors for monitoring and controlling credit risk.

The Credit Risk Administration System also contains the general criteria to evaluate, classify, measure and mitigate credit risk. In addition, the credit risk department has developed methodologies and manuals that specify the policies and procedures for different products and segments managed by the organization.

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies, including the following:

•	Credit exposure limits: It contains guidelines with regard to the establishment of credit exposure limits to customers, geographies and industries. The Bank applies the lending limits to borrowers established under Colombian law, which require among other things that uncollateralized loans to a single customer or economic group may not exceed 10% of the Bank’s (unconsolidated) Technical Capital.

•	Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential clients and to select them properly. The riskiness of the customer is determined using credit rating models. These models use information as the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. The risk grading system is also used in determining the allowance for credit losses.

Loan applications, depending on their amount, are presented for approval at the level of management authority required.

•	Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the debtor, the Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

•	Allowance policies: The definition of this type of policies underlies the fulfillment of legal guidelines, in what is stipulated by the organization and for the analysis of clients in terms of the actions that must be undertaken in order to cover loss risk through the Bank’s credit exposure.

•	Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.

•	Portfolio recovery policies: Through the definition of these policies, the organization aims to establish those mechanisms that allow it to anticipate possible delays or to minimize the impact resulting from non-fulfillment of payment or delays by the debtor. Additionally, the aspects established in this policy delimit what the organization has defined as collection management and that make it possible to obtain information to improve the origination policies and the models for establishing allowances for credit losses.

Management of credit risk is carried out in all phases of the credit life cycle. These processes are defined in the following way:

•	Origination: Knowing the client, payment capacity analysis, sector analysis, payment behavior and credit structure.

•	Monitoring: Knowing the client's situation during the life of the credit.

•	Recovery: Collection management during the different stages of the same credit.

As part of the credit origination processes, the Bank develops scoring and rating models based on statistical information or criteria from experts, which differentiate the risk levels of potential clients in order to support the decision making process.

The Vice-Presidency of Risk is in charge of defining and documenting the specific characteristics of the models being utilized, as well as the parameters and variables to be used in each case and the cut-off points that are applied per situation in the process of issuing credit. On a biannual basis at minimum, the Vice-Presidency of Risk must perform backtesting5 of the Scoring and Rating models used in the granting process in order to validate their effectiveness. Additionally, on a monthly basis, the entire credit portfolio is rated taking into account the established internal models for the purpose of evaluating the credit risk of each debtor and establishing the required allowance for loan losses.

In addition to the evaluation and qualification of the portfolio, the monthly allowance for loan losses serves to measure the present condition of the portfolio. The methodologies used for calculation of the allowance serves as a tool to evaluate risk, be it in a collective or individual manner. Collective evaluation of the portfolio applies the following parameters for measuring risk: Probability of default (PD), loss given default (LGD) and exposure at default (EAD).

For the evaluation of individual risk, parameters such as recovery rates estimated by score sheets that include financial, behavioral information, collaterals and qualitative variables, serve as elements for measuring risk and defining an allowance for loan losses for that obligor.

Annual backtesting must be performed on the allowances for loan losses models for the purpose of maintaining suitable hedge levels in accordance with The Bank’s risk appetite.

The Bank is continuously monitoring the concentration of the risk groups, as well as carrying out a daily control of the exposure to different economic groups, evaluating the legal limits of indebtedness in order to fulfill the norms established about the concentration limits.

The Bank has models based on the optimization of risk and profit in order to determine the different concentration levels of portfolios, as well as international references determined by the rankings of external risks that allow the analysis of concentration levels in different geographic areas. On the other hand, at the legal level, Bancolombia is governed by the concepts and methodologies established by the external norms regarding the construction, administration and control of the concentration of economic groups.

The following classifications are established for the analysis of concentration:

•	Analysis of concentration by country: the risk country of the client will be the one where the operation that generates the resources to pay the credit obligation has ocurred.

•	Analysis of concentration by sector: done through the economic sector defined by international code CIIU[6].

•	Concentration analysis by categories: refers to the portfolio categories of each agreement (commercial and financial leases, consumer loans, small business loans and mortgages).

[5]	Statistical procedures used to validate the quality and accuracy of a model, through the comparison of actual results and risk measures generated by the models.
[6]	CIIU: International Standard Industrial Classification of All Economic Activities.

•	Concentration analysis by economic group: according to the characteristics of economic groups as established by regulations.

b.	Credit Quality Analysis - Loans and Financial Leases

Rating System for Credit Risk Management

The principal aim is to determine the risk profile that the client represents, which is obtained through a rating.

The rating for corporate loans is assigned based on the analysis of the interrelation of both qualitative and quantitative elements that can affect the fulfillment of the financial commitments acquired by a client. They take information on the Bank’s statement of financial position, profit and loss statement, historical payment behavior both with the Bank and with other entities, and qualitative information on variables that are not explicit in the financial statements. The grading model is applied at the loan granting and is updated by a central qualification office to undertake a biannual evaluation of the loan portfolio, during the months of May and November of each year.

In the case of a retail customer, scoring models are used in order to identify the level of risk associated with the client. These models include information as personal details, financial information, historical behavior, the total number of credit products and external information from credit bureaus.

Since each of the companies, the Bank has different risk levels for their internal rating models, the following categories of risk have been determined in order to classify clients according to their payment behavior:

Category	Description
A- Normal Risk	Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.
B- Acceptable Risk	Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.
C- Appreciable Risk	Loans and financial leases in this category represent insufficiencies in the debtor’s paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
D- Significant Risk	Loans and financial leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.
E- Unrecoverable	Loans and financial leases in this category are deemed uncollectible.

Description of Loans and Financial Leases

In order to evaluate and manage credit risk, the credits and financial leasing operations have been classified into four categories, as follows:

•	Commercial and Financial Leases:

Loans granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The counterparties of this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, measured by the value of annual sales. The following variables are part of this classification:

Segment	Incomes/Sales
Business	Companies with annual sales > = COP 17,500 M and < COP 45,000 M
Business Construction	Companies that dedicate themselves professionally to the construction of buildings to be sold as their main activity, with annual sales >= COP 10,000 M and <= COP 20,000 M or with more than 3 projects.
Corporate Construction	Companies that dedicate themselves professionally to the construction of buildings to be sold as their main activity, with annual sales > COP 20,000 M or more than 5 projects
Corporate	Companies with annual sales >= COP 45,000 M, except for Banco Agrícola and Banistmo, which place clients with annual sales above USD 10 Million in this classification.
Institutional Financing	Financial sector institutions.
Government	Municipalities, districts, departments with their respective decentralized organizations and entities at the National level with Revenue > COP 17,500 M.
SME	Annual sales >= COP 280 M and < COP 18,500 M, with a classification between small, medium and large, except for Banco Agrícola and Banistmo which place companies that do not surpass USD 10 Million in annual invoicing in this classification.

•	Consumer:

Loans and financial leases, regardless of value, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles. The vehicle financed is used as collateral for the loan.

Credit Cards	Revolving loans for the acquisition of consumer goods, utilized by means of a plastic card.

Prestanómina	Credit line attached to an authorized individual payroll amount.

Others loans	Loans granted for the acquisition of consumer goods different from automobiles and prestanómina. Credit cards are not included in this segment.

The counterparties of this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•	Mortgage:

These are loans, regardless of value, granted to individuals for the purchase of a new or used house or to build a home, all in accordance with Colombian Law 546 of 1999.  These loans include loans denominated in UVR or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years.

The counterparty of the mortgage loan is mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated based on their monthly income. Additionally, this credit portfolio modality is classified in VIS7 and no VIS.

7 VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 SMMLV.

•	Small Business Loans:

These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements: (i) the maximum amount to be lent is equal to 25 SMMLV and at any time the balance of any single borrower may not exceed such amount (as stipulated in article 39 of Colombian Law 590 of 2000) and (ii) the main source of payment for the corresponding obligation shall be the revenues obtained from activities of the borrower’s micro business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV, as applicable, at the moment the credit is approved.

The counterparty of this portfolio is mainly made up of individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.

Loans and Financial Leases Collateral

Collateral refers to a credit risk mitigant which is an alternative source of payment on credit granted in the events of client breach. Collateral is considered admissible and appropriate when it complies with the following conditions:

•	Its economic value is enough to cover the exposure of the obligation and was established according to technical and objective criteria.

•	The entity is granted a preference or an improved right to obtain the payment of the obligation, becoming an effective collateral.

•	Its performance is reasonably possible.

•	It is a payment source that sufficiently attends to the credit as per the requirement of the organization.

•	The sovereign collateral that has certified and approved budgetary appropriation by the competent authority.

The Bank has defined the criteria that allows the requirement of guarantees, which are established according to the classification of loan portfolio. Also, coverage has been set by type of guarantee and the necessary aspects to maintain it, such as their legalization and registry, the execution of evaluations by experts using objective criteria, the obligation to ensure those goods that are susceptible to suffering loss or deterioration, the exercise of their safekeeping and the necessary procedures for their cancellation.

The update of the fair value of mortgages and vehicles collaterals for the impaired loan portfolio is made on an annual basis. The methodology used to estimate the fair value of the properties is applied by external and independent entities. Updating the fair value of the vehicles is done through guides and valid values commonly used as reference to set the value of a vehicle. Valuation techniques used in updating the fair value of real state and vehicles are classified in levels 2 and 3 according to the hierarchy established by IFRS 13.

The following table shows the nature of the guarantees and the amounts covered for loans and financial leases, classified in commercial, consumer, small business loans and mortgage:

	December 31, 2015
	Amount Covered by Guarantee
	In Millions of COP
Nature of the Guarantee	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	15,705,003	1,510,482	16,051,801	28,322	170,445	33,466,053
Goods Given in Real Estate Leasing	-	-	-	8,416,574	-	8,416,574
Goods Given in Leasing Other Than Real Estate	-	-	-	6,366,113	-	6,366,113
Stand by Letters of Credit	223,183	-	-	-	72	223,255
Security Deposits	957,826	257,268	-	-	26,665	1,241,759
Guarantee Fund	2,208,015	2,556	-	15,230	268,013	2,493,814
Sovereign of the Nation	38,132	-	-	-	-	38,132
Collection Rights	3,584,217	34,449	-	4,409	1,242	3,624,317
Other Collateral (Pledges)	3,780,364	4,149,944	18,951	864	15,757	7,965,880
Without Guarantee (Uncovered Balance)	59,396,012	15,215,916	1,048,031	5,720,064	404,719	81,784,742
Total loans and financial leases	85,892,752	21,170,615	17,118,783	20,551,576	886,913	145,620,639

	December 31, 2014
	Amount Covered by Guarantee
	In Millions of COP
Nature of the Guarantee	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	10,102,315	1,163,265	11,639,390	17,401	80,143	23,002,514
Goods Given in Real Estate Leasing	-	-	-	6,601,212	-	6,601,212
Goods Given in Leasing Other Than Real Estate	-	-	-	5,190,050	-	5,190,050
Stand by Letters of Credit	149,342	-	-	-	-	149,342
Security Deposits	804,878	197,561	-	-	15,067	1,017,506
Guarantee Fund	1,954,125	1,111	-	19,235	219,021	2,193,492
Sovereign of the Nation	51,736	-	-	-	-	51,736
Collection Rights	2,449,097	5	-	4,700	-	2,453,802
Other Collateral (Pledges)	2,497,357	3,590,911	11,350	2,208	11,171	6,112,997
Without Guarantee (Uncovered Balance)	47,312,335	13,974,301	896,905	5,882,993	334,468	68,401,002
Total loans and financial leases	65,321,185	18,927,154	12,547,645	17,717,799	659,870	115,173,653

	January 1, 2014
	Amount Covered by Guarantee
	In Millions of COP
Nature of the Guarantee	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	8,284,299	1,010,433	9,460,157	146,984	88,780	18,990,653
Goods Given in Real Estate Leasing	-	-	-	5,320,346	-	5,320,346
Goods Given in Leasing Other Than Real Estate	-	-	-	5,263,848	-	5,263,848
Stand by Letters of Credit	129,655	96	-	-	-	129,751
Security Deposits	667,036	172,136	-	-	14,553	853,725
Guarantee Fund	1,691,256	1,424	-	27,216	162,151	1,882,047
Sovereign of the Nation	65,172	-	-	-	-	65,172
Collection Rights	1,796,148	27	-	5,108	-	1,801,283
Other Collateral (Pledges)	2,047,217	3,328,898	3,513	3,679	2,567	5,385,874
Without Guarantee (Uncovered Balance)	38,436,220	12,372,357	894,693	4,748,668	258,681	56,710,619
Total loans and financial leases	53,117,003	16,885,371	10,358,363	15,515,849	526,732	96,403,318

Guarantees Received and Other Credit Mitigants

The assets held for sale received in lieu of payment are recognized on the Statement of Financial Position when current possession of the good is in place.

The assets held for sale received in lieu of payment represented by immovable or movable property are received based on a commercial evaluation and those dations, such as shares or equity, are received based on market value.

Up to December 31, 2015, the following are goods received as payment during the period:

Type of Good	December 31, 2015
In millions of COP
Real State	84,996
Personal Property	22,667
Total	107,663

The Bank classifies assets held for sale received in lieu of payment after acknowledgment of the exchange operation according to the intention of use, as follows:

▪	Non-current assets held for sale
▪	Other marketable assets
▪	Other non-marketable assets
▪	Financial instruments (investments)
▪	Property, plant and equipment
▪	Inventories

The assets held for sale received in lieu of payment classified as maintained non-current assets for sale are those that are expected to be sold in the following 12 months. When market restrictions exist that do not allow for their sale in less than 12 months, and this period is extended, retroactive depreciation is charged against results and the value of the asset will be diminished by the value of depreciation.

c.	Risk Concentration – Loans and Financial Leases

The analysis of credit risk concentration is done by monitoring the portfolio by groupings such as: maturity loan, past due loan, loan categories and loan by sector and risk country, as shown here:

•	Categories loans concentration

The composition of the credit portfolio in commercial, consumer, small business loans and financial leases categories for the periods ending December 2015, December 2014 and January 1, 2014 are as follows:

Composition	December 31, 2015	December 31, 2014	January 1, 2014
	In millions of COP
Commercial	85,892,752	65,473,755	53,217,137
Corporate	53,729,531	38,668,350	30,283,323
SME	15,386,399	13,098,493	10,886,116
Others	16,776,822	13,706,912	12,047,698
Consumer	21,170,615	18,927,154	16,885,371
Credit card	7,160,302	7,082,026	6,449,258
Vehicle	3,089,976	2,790,173	2,340,048
Order of payment	4,950,780	4,118,862	3,451,624
Others	5,969,557	4,936,093	4,644,441
Mortgage	17,118,783	12,547,645	10,358,363
VIS	4,252,173	3,042,888	2,619,582
Non- VIS	12,866,610	9,504,757	7,738,781
Financial Leases	20,551,576	17,565,229	15,415,715
Small Business Loan	886,913	659,870	526,732
Total gross loan and financial leases	145,620,639	115,173,653	96,403,318
Total allowance	(5,248,755)	(4,789,257)	(4,473,562)
Total net loan and financial leases (1)	140,371,884	110,384,396	91,929,756

(1)	The portfolio acquired in the business combination of Grupo Agromercantil Holding amounts to COP 8,162,177, see Note 8.3.
Additionally, Tuya Finance Company S.A. is considered a discontinued operation as of December 31, 2015, so Tuya´s portfolio is classified within the "assets held for sale" item; the net balance amounted to COP 1,480,398, see Note 31.

•	Concentration of loans by Maturity

The following table shows the ranges of maturity, understood as the remaining term for the completion of the contract of loans and financial leases at the end of the 2015, 2014 and January 1, 2014:

	December 31, 2015
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
	In millions of COP
Commercial	28,961,893	15,299,262	11,833,781	29,797,816	85,892,752
Corporate	18,280,963	8,585,749	7,422,020	19,440,799	53,729,531
SME	4,837,267	4,845,179	2,831,739	2,872,214	15,386,399
Others	5,843,663	1,868,334	1,580,022	7,484,803	16,776,822
Consumer	4,067,215	4,749,430	8,163,021	4,190,949	21,170,615
Credit card	2,636,138	1,395,015	2,160,657	968,492	7,160,302
Vehicle	73,875	656,111	1,401,635	958,355	3,089,976
Order of payment	157,659	837,630	2,104,080	1,851,411	4,950,780
Others	1,199,543	1,860,674	2,496,649	412,691	5,969,557
Mortgage	44,099	154,032	297,668	16,622,984	17,118,783
VIS	8,951	46,270	83,377	4,113,575	4,252,173
Non-VIS	35,148	107,762	214,291	12,509,409	12,866,610
Financial Leases	2,325,571	3,825,292	2,186,262	12,214,451	20,551,576
Small business loans	189,206	455,594	116,515	125,598	886,913
Total gross loans and financial leases	35,587,984	24,483,610	22,597,247	62,951,798	145,620,639

	December 31, 2014
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
	In millions of COP
Commercial	22,171,501	12,074,922	8,950,482	22,276,850	65,473,755
Corporate	13,673,861	6,067,728	5,184,750	13,742,011	38,668,350
SME	4,006,882	4,172,300	2,471,937	2,447,374	13,098,493
Others	4,490,758	1,834,894	1,293,795	6,087,465	13,706,912
Consumer	3,063,853	4,688,097	6,205,156	4,970,048	18,927,154
Credit card	2,021,733	2,096,165	1,921,688	1,042,440	7,082,026
Vehicle	56,238	661,361	1,352,614	719,960	2,790,173
Order of payment	47,207	311,975	759,806	2,999,874	4,118,862
Others	938,675	1,618,596	2,171,048	207,774	4,936,093
Mortgage	29,552	110,909	244,948	12,162,236	12,547,645
VIS	5,038	36,813	78,072	2,922,965	3,042,888
Non-VIS	24,514	74,096	166,876	9,239,271	9,504,757
Financial leases	178,350	2,938,223	3,028,830	11,419,826	17,565,229
Small business loans	102,010	357,609	95,650	104,601	659,870
Total gross loans and financial leases	25,545,266	20,169,760	18,525,066	50,933,561	115,173,653

	January 1, 2014
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
	In millions of COP
Commercial	16,178,106	11,602,865	8,840,786	16,595,380	53,217,137
Corporate	10,256,510	5,477,581	4,789,811	9,759,421	30,283,323
SME	3,105,083	3,883,571	2,207,998	1,689,464	10,886,116
Others	2,816,513	2,241,713	1,842,977	5,146,495	12,047,698
Consumer	3,250,857	4,350,452	6,239,001	3,045,061	16,885,371
Credit card	2,638,088	1,833,664	1,739,626	237,880	6,449,258
Vehicle	51,549	484,733	1,260,960	542,806	2,340,048
Order of payment	82,422	347,274	1,063,058	1,958,870	3,451,624
Others	478,798	1,684,781	2,175,357	305,505	4,644,441
Mortgage	48,621	95,736	275,709	9,938,297	10,358,363
VIS	4,146	31,002	82,412	2,502,022	2,619,582
Non-VIS	44,475	64,734	193,297	7,436,275	7,738,781
Financial leases	3,422,998	2,814,902	1,874,535	7,303,280	15,415,715
Small business loans	81,244	292,518	74,391	78,579	526,732
Total gross loans and financial leases	22,981,826	19,156,473	17,304,422	36,960,597	96,403,318

•	Past-due loans Concentration

The following shows the detail of past-due credits according to the period of default as of the date indicated:

	December 31, 2015
	Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	TOTAL
	In millions of COP
Commercial	84,050,557	663,131	89,588	665,556	423,920	85,892,752
Consumer	20,143,667	507,297	129,684	324,305	65,662	21,170,615
Mortgage	15,943,609	549,298	112,261	247,540	266,075	17,118,783
Financial Leases	19,979,338	130,336	26,120	212,315	203,467	20,551,576
Small Business Loan	814,163	22,830	7,214	31,544	11,162	886,913
Total	140,931,334	1,872,892	364,867	1,481,260	970,286	145,620,639

	December 31, 2014
	Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	TOTAL
	In millions of COP
Commercial	64,088,708	340,423	138,034	472,644	433,946	65,473,755
Consumer	17,991,597	462,324	121,065	281,784	70,384	18,927,154
Mortgage	11,722,874	386,023	74,375	161,887	202,486	12,547,645
Financial Leases	16,994,978	282,061	22,257	102,782	163,151	17,565,229
Small Business Loan	599,281	20,399	5,545	23,313	11,332	659,870
Total	111,397,438	1,491,230	361,276	1,042,410	881,299	115,173,653

	January 1, 2014
	Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	TOTAL
	In millions of COP
Commercial	52,079,201	339,081	113,752	348,342	336,761	53,217,137
Consumer	16,037,371	419,705	111,695	265,385	51,215	16,885,371
Mortgage	9,634,492	334,662	71,548	139,640	178,021	10,358,363
Financial Leases	15,092,537	87,441	21,756	91,704	122,277	15,415,715
Small Business Loan	469,345	17,940	4,568	25,660	9,219	526,732
Total	93,312,946	1,198,829	323,319	870,731	697,493	96,403,318

•	Concentration of Loans by Economic Sector

The following is the detail of the credit portfolio by main economic activity of the debtor as of December 31, 2015 and 2014 and January 1, 2014:

	December 31, 2015
	Loans and financial leases
Economic Destination	Local	Foreign (1)	Total
	In millions of COP
Agriculture	4,330,757	1,942,147	6,272,904
Petroleum and Mining Products	1,791,910	355,825	2,147,735
Food, Beverages and Tobacco	5,141,738	330,038	5,471,776
Chemical Production	2,871,547	331,651	3,203,198
Government	3,131,339	668,463	3,799,802
Construction	14,577,061	5,424,291	20,001,352
Commerce and Tourism	14,934,712	5,833,248	20,767,960
Transport and Communications	8,189,789	1,588,048	9,777,837
Public Services	4,881,297	4,807,362	9,688,659
Consumer Services	22,439,817	12,634,026	35,073,843
Commercial Services	15,956,430	3,049,918	19,006,348
Other Industries and Manufactured Products	5,657,242	4,751,983	10,409,225
Total	103,903,639	41,717,000	145,620,639

(1)	The increase in the foreign portfolio as of December 31, 2015, is mainly explained by inclusion of Grupo Agromercantil Holding portfolio, which amounted to COP 8,162,177, see Note 8.3

	December 31, 2014
	Loans and financial leases
Economic Destination	Local	Foreign	Total
	In millions of COP
Agriculture	4,030,994	752,267	4,783,261
Petroleum and Mining Products	2,559,701	501,236	3,060,937
Food, Beverages and Tobacco	4,148,724	323,446	4,472,170
Chemical Production	3,028,095	109,137	3,137,232
Government	2,030,749	309,947	2,340,696
Construction	11,515,240	3,609,264	15,124,504
Commerce and Tourism	13,380,359	3,362,533	16,742,892
Transport and Communications	5,200,661	716,974	5,917,635
Public Services	4,832,527	2,757,506	7,590,033
Consumer Services	21,109,019	8,580,530	29,689,549
Commercial Services	14,299,832	56,333	14,356,165
Other Industries and Manufactured Products	5,492,444	2,466,135	7,958,579
Total	91,628,345	23,545,308	115,173,653

	January 1, 2014
Economic Destination	Local	Foreign	Total
	In millions of COP
Agriculture	3,566,063	466,388	4,032,451
Petroleum and Mining Products	1,872,467	376,032	2,248,499
Food, Beverages and Tobacco	3,252,247	234,526	3,486,773
Chemical Production	1,829,720	85,762	1,915,482
Government	1,782,773	356,675	2,139,448
Construction	10,495,272	2,679,291	13,174,563
Commerce and Tourism	11,355,067	2,466,622	13,821,689
Transport and Communications	4,842,072	449,879	5,291,951
Public Services	3,321,572	216,842	3,538,414
Consumer Services	18,903,149	7,306,251	26,209,400
Commercial Services	10,584,867	3,067,940	13,652,807
Other Industries and Manufactured Products	4,929,226	1,962,615	6,891,841
Total	76,734,495	19,668,823	96,403,318

•	Credit Concentration by Risk Country

The table below shows the concentration of the loans and financial leases, detailing the participation of the countries in which the Bank's clients are located with respect to the total credit portfolio:

	December 31, 2015
Country	Loans and financial leases	% Participation	Allowance for loans and financial leases	% Participation
Colombia	95,970,455	65.90%	4,257,441	81.11%
Panamá	31,001,163	21.28%	558,856	10.65%
El Salvador	8,998,603	6.18%	404,384	7.70%
Puerto Rico	1,217,737	0.84%	13,545	0.26%
Perú	256,511	0.18%	13,953	0.27%
Guatemala (1)	8,162,177	5.61%	-	0.00%
Other Countries	13,993	0.01%	576	0.01%
Total	145,620,639	100.00%	5,248,755	100.00%

(1)	The growth in the Guatemala portfolio during 2015, is explained by the inclusion of portfolio of Grupo Agromercantil Holding, which amounted to COP 8.162.177, see Note 8.3

	December 31, 2014
Country	Loans and financial leases	% Participation	Allowance for loans and financial leases	% Participation
Colombia	86,162,606	74.80%	4,040,256	84.35%
Panamá	21,375,381	18.56%	388,751	8.12%
El Salvador	6,654,912	5.78%	347,632	7.26%
Puerto Rico	720,138	0.63%	7,067	0.15%
Perú	248,699	0.22%	5,139	0.11%
Other Countries	11,917	0.01%	412	0.01%
Total	115,173,653	100.00%	4,789,257	100.00%

	January 1, 2014
Country	Loans and financial leases	% Participation	Allowance for loans and financial leases	% Participation
Colombia	75,381,835	78.19%	3,768,452	84.24%
Panamá	14,913,659	15.47%	428,001	9.57%
El Salvador	5,211,264	5.41%	267,266	5.97%
Puerto Rico	687,170	0.71%	6,259	0.14%
Perú	198,999	0.21%	3,133	0.07%
Other Countries	10,391	0.01%	451	0.01%
Total	96,403,318	100.00%	4,473,562	100.00%

d.	Past due and Impairment Credit Quality – Loans and Financial Leases

The following table shows information about current, past due and impaired loans as of the year ended December 31, 2015; December 31, 2014 and January 1, 2014:

	December 31, 2015
Risk Category	Current loans without impairment	Past due loan without impairment	Current loans with some type of impairment	Past due and impaired loans	Total
	In millions of COP
A- Normal Risk	130,982,505	247,660	755,456	13,522	131,999,143
B- Acceptable Risk	6,101,551	740,335	778,519	62,211	7,682,616
C- Appreciable Risk	1,937	-	1,398,056	1,038,548	2,438,541
D- Significant Risk	-	-	576,447	1,245,135	1,821,582
E- Unrecoverable Risk	-	6,796	389,377	1,282,584	1,678,757
Total	137,085,993	994,791	3,897,855	3,642,000	145,620,639

	December 31, 2014
Risk Category	Current loans without impairment	Past due loan without impairment	Current loans with Some type of impairment	Past due and impaired loans	Total
	In millions of COP
A- Normal Risk	102,455,956	400,264	2,599,456	19,835	105,475,511
B- Acceptable Risk	3,424,403	551,770	819,185	183,244	4,978,602
C- Appreciable Risk	-	-	1,249,321	616,576	1,865,897
D- Significant Risk	-	-	459,583	1,044,542	1,504,125
E- Unrecoverable Risk	-	-	382,577	966,941	1,349,518
Total	105,880,359	952,034	5,510,122	2,831,138	115,173,653

	January 1, 2014
Risk Category	Current loans without impairment	Past due loan without impairment	Current loans with some type of impairment	Past due and impaired loans	Total
	In millions of COP
A- Normal Risk	86,762,160	198,359	2,006,148	13,281	88,979,948
B- Acceptable Risk	2,470,962	502,258	264,839	58,707	3,296,766
C- Appreciable Risk	1,190	-	1,062,139	594,216	1,657,545
D- Significant Risk	-	-	427,636	898,571	1,326,207
E- Unrecoverable Risk	980	-	295,660	846,212	1,142,852
Total	89,235,292	700,617	4,056,422	2,410,987	96,403,318

In order to determine the loans and financial leases impairment the Group considers the economic conditions and performance of the client's industry, the analysis of payments behavior and events that could negatively affect the client's ability to pay, among other factors.

Impairment can be done by a collective or individual evaluation according to the amount and characteristics of the loan.

If the evaluation is collective, the impairment is determined in accordance with the variables, Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD).

All impaired credits that exceed COP 2,000 million are individually assessed (USD 1 million for foreign subsidiaries). The allowance for significant impaired loans are assessed based on the present value of estimated future cash flows discounted at the effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when discounted future cash flows or the fair value of collateral is lower than the carrying amount.

The impaired loans individually analyzed amounted to COP 2,387 billion which represents 1.64% of the total portfolio.

The table below shows impairment loans and financial leases as of December 31, 2015; December 31, 2014 and January 1, 2014 according to their type of evaluation:

	December 31, 2015
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	Impairment	Carrying Amount	Impairment
	In millions of COP
Commercial	2,061,218	1,087,354	1,839,366	982,636
Consumer	349	349	1,422,849	989,868
Mortgage	-	-	1,091,645	385,137
Financial Leases	325,950	157,898	724,043	266,934
Small Business Loan	-	-	74,435	54,249
Total	2,387,517	1,245,601	5,152,338	2,678,824

	December 31, 2014
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	Impairment	Carrying Amount	Impairment
	In millions of COP
Commercial	1,706,757	816,389	3,506,039	954,892
Consumer	250,889	158,007	1,336,873	691,070
Mortgage	-	-	779,661	304,356
Financial Leases	47,768	30,695	596,108	232,013
Small Business Loan	-	-	117,165	47,376
Total	2,005,414	1,005,091	6,335,846	2,229,707

	January 1, 2014
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	Impairment	Carrying Amount	Impairment
	In millions of COP
Commercial	1,041,134	696,089	2,796,074	831,009
Consumer	2,423	439	1,276,550	757,395
Mortgage	-	-	656,921	282,397
Financial Leases	91,418	19,482	543,048	213,472
Small Business Loan	-	-	59,841	44,851
Total	1,134,975	716,010	5,332,434	2,129,124

A one-percent increase or decrease in the probability of default (PD), in the Loss Given Default (LGD) and in the cash flows for impaired loans represents an increase of approximately COP 63,299 million in the allowance for loan and lease losses or in a recovery of COP 82,507 million respectively. These sensitivity analyses do not represent management’s expectations of a decline in risk ratings or an increase in loss rates, however provided as a hypothetical scenario to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

The following table shows the past due loans and financial leases without impairment:

	December 31, 2015
	Current Loan	Past Due Loan
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	81,751,070	234,143	139	6,816	-	81,992,168
Consumer	19,474,745	272,251	118	303	-	19,747,417
Mortgage	15,673,893	289,159	38,718	25,368	-	16,027,138
Financial Leases	19,325,515	71,704	371	1,522	102,471	19,501,583
Small Business Loan	797,959	14,519	-	-	-	812,478
Total	137,023,182	881,776	39,346	34,009	102,471	138,080,784

	December 31, 2014
	Current Loan	Past Due Loan
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	60,150,783	108,783	1,123	270	-	60,260,959
Consumer	17,169,439	169,855	30	68	-	17,339,392
Mortgage	11,452,684	258,509	34,387	22,404	-	11,767,984
Financial Leases	16,573,468	234,741	3,262	19,462	90,420	16,921,353
Small Business Loan	534,246	8,459	-	-	-	542,705
Total	105,880,620	780,347	38,802	42,204	90,420	106,832,393

	January 1, 2014
	Current Loan	Past Due Loan
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 – 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	49,193,603	185,184	1,133	9	-	49,379,929
Consumer	15,477,952	128,388	7	51	-	15,606,398
Mortgage	9,484,387	165,267	32,905	18,883	-	9,701,442
Financial Leases	14,642,272	55,794	2,705	16,206	64,272	14,781,249
Small Business Loan	455,746	11,145	-	-	-	466,891
Total	89,253,960	545,778	36,750	35,149	64,272	89,935,909

e.	Credit Risk Management - Other Financial Instruments:

Each one of the positions that make up the portfolio complies with adapts to policies and limits that seek to diminish credit risk exposure by means of the definition of, among others:

•	Term Limits: Each counterparty is studied by the Risk Committee, in which the result of the authorized model for this type of counterparty is reviewed (quantitative and qualitative variables), which allows the Committee to establish the maximum term for which the organization wishes to have exposure.

•	Credit Limits: Limits approved under the model and with authorization from the Risk Committee, as well as the exposure, are monitored in line or batch, in such a way that the presentation of excesses is mitigated, and if the need for these arises, this is applied to the attributions regime in effect at the time.

•	Counterparty Limits: These limits, derived from the Credit limits or with their own allocation model, are verified by the Front Office prior to the close of operations so that the availability to do it is confirmed.

•	Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk of under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of this events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.

•	Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.

•	Counterparty Alerts: There are financial, qualitative and market indicators that allow The Bank´s to establish damages to the credit quality of an issuer or counterparty.

f.	Credit Quality Analysis - Other Financial Instruments:

In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), The Bank´s relies on two rating systems: an external one and an internal one, both of which allow it to identify a degree of impairment differentiated by segment - Country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the earnings statement of the Bank.

The external credit rating system is divided by the type of rating applied to each instrument or counterparty; in this way the geographic location, the term and the type of instrument allow the assignment of a rating according to the methodology that each examining agency uses.

Agencies that support the ratings assignments are the following:

•	International: Moody's, Fitch Ratings and Standard & Poors.
•	Local: Fitch Rating Colombia, BRC Investor Services S.A. Inc. and Value and Risk Rating S.A. Inc.

Internal credit rating system: The “Ratings or risk profiles” scale is created with a range of levels that go from low exposure to high exposure (This can be reported in numerical or alphanumerical scales), where the rating model is sustained by the implementation and analysis of qualitative and quantitative variables at sector level, which according to the relative analysis of each variable, determine credit quality; in this way the internal credit rating system aims to establish adequate margin in decision-making regarding the management of financial instruments.

•	Risk Exposure of the Group

	Debt Securities		Equity		Derivatives
	2015	2014	2015	2014	2015	2014
	In Mill of COP
Maximum Exposure to Credit Risk
Total Balance Sheet	13,171,189	11,239,541	1,162,590	1,281,288	1,135,149	820,564
Amortized Cost
Low Risk	1,863,215	1,930,863	918,910	831,486	-	-
Medium Risk	1,373,209	-	-	-	-	-
High Risk	-	-	558	-	-	-
Without Rating	225,451	-	243,122	234,681	-	-
Total	3,461,875	1,930,863	1,162,590	1,066,167	-	-

Fair Value
Low Risk	8,103,816	8,863,148	-	195,615	1,111,724	780,464
Medium Risk	613,816	426,397	-	-	102	28,329
High Risk	846,379	1,863	-	883	3,374	5,128
Without Rating	145,303	17,270	-	18,623	19,949	6,643
ETF Funds without rating	-	-	-	-	-	-
Total	9,709,314	9,308,678	-	215,121	1,135,149	820,564

Note: A negative value corresponds to negative assessment positions

In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:

Low Risk: All investment degree positions, as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, etc.) reflect adequate credit quality.

Medium Risk: All speculative degree positions (to BB-), as well as those issuers that according to the available information (financial statements, relevant information, external qualifications, CDS, etc.) reflect weaknesses that could affect their financial situation in the medium term.

High Risk: All positions of greater speculative quality (from B+), as well as those issuers that according to the information available (financial statements, relevant information, external qualifications, CDS, etc.) reflect a high probability of default of financial obligations or that already have failed to fulfill them.

•	Financial Credit Quality of Other Instruments that Are Not in Default nor impaired in Value

Debt Securities: 100% of the debt securities are not in default.

Equity Securities: The positions are rated A under the internal rating system, which corresponds to low risk.

Derivatives: 100% of the Credit Exposure does not present incidences of material default.

•	Maximum Exposure Level to the Credit Risk Given for:

	Maximum Exposure		Guarantees		Net exposure
	In millions of COP
	2015	2014	2015	2014	2015	2014
Maximum Exposure to Credit Risk
Debt Securities	13,171,189	11,239,541	(552,744)	(1,206,642)	12,618,446	10,032,900
Derivatives	1,135,149	820,564	(352,644)	(145,332)	782,505	675,231
Equity	1,162,590	1,281,288	-	-	1,162,590	1,281,288
Total	15,468,928	13,341,393	(905,388)	(1,351,974)	14,563,541	11,989,419

Note: Negative guarantees are received from counterparty and negative guarantees are given to counterparty.

Note: Collateral Held (+) and Collateral Pledged (-)

See Notes on this table (1)

(1) * Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied

* Debt Securities Book value 100%

* Equity Instruments:

-	Shares:100%
-	Investment funds: Book value 100%

•	Analysis of the maturity of the assets that are Past due but not impaired

•	Debt Securities: Portfolio does not present default.
•	Equity securities: Portfolio does not present default.
•	Derivatives: The default is not Material.

•	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

			Debt Securities
	MTM		Impairment		Final Exposure
	2015	2014	2015	2014	2015	2014
	In millions of COP
Maximum Exposure to Credit Risk
Fair Value	9,709,314	9,308,678	-	-	9,709,314	9,308,678
Amortized Cost	3,461,875	1,930,863	-	-	3,461,875	1,930,863
Total	13,171,189	11,239,541	-	-	13,171,189	11,239,541

			Equity
	MTM		Impairment		Final Exposure
	In millions of COP
	2015	2014	2015	2014	2015	2014
Maximum Exposure to Credit Risk
Fair Value through other comprehensive income	761,907	865,730	-	-	761,907	865,730
Fair Value through profit or loss	400,683	415,558	-	-	400,683	415,558
Total	1,162,590	1,281,288	-	-	1,162,590	1,281,288

Collateral- Other Financial Instruments:

Level of Collateral: According to the type of asset or operation, a collateral level is determined according to the policies defined for each product and the market where the operation is carried out.

Assets held as collateral in organized markets: The only assets that can be received as collateral are those defined by the Central Counterparties, the stock market where the operation is negotiated, those assets that are settled separately in different contracts or documents, which can be managed by each organization and must comply with the investment policies defined by the Bank, taking into account the credit limit for each type of asset or operation received or delivered, which collateral received are the best credit quality and liquidity.

Assets received as bilateral collateral between counterparties: The collateral accepted in international OTC derivative operations is agreed on bilaterally in the CSA and with fulfillment in cash in dollars.

Collateral adjustments for Margin agreements: The adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

•	With respect to the derivative operations, these are carried out daily, with Threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.
•	For buy-sell backs, repos and other Securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
•	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are entered into under ISDA and GMRAs both for OTC Derivatives and securities financing transactions.
•	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing or early termination, among others.
•	For Repos, Buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
•	The Central Counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

g.	Concentration of the Credit Risk - Other Financial Instruments:

According to the regulations, the Bank must control on a daily basis the risk of positions of the Bank's companies with the same issuer or counterparty stands, below the legal limits.

By the same way, the positions of the Bank are verifyed respect of the authorized risk levels in each country in order to guarantee the alerts and positions limits, that are considered outside of the The Bank risk appetite.

•	Risk Exposure by Economic Sector and Risk Country:

	Debt Securities		Equity		Derivatives
	2015	2014	2015	2014	2015	2014
	In Mill of COP
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	800,366	281,790	997,314	1,043,128	290,423	423,647
Financial	1,211,737	1,125,198	113,645	99,333	840,793	396,917
Goverment	11,051,168	9,832,552	-	-	-	-
Funds or ETF	107,918	-	44,861	138,827	-	-
Total	13,171,189	11,239,540	1,155,820	1,281,288	1,131,216	820,564
Concretation by location
North America	539,462	203,816	7,814	5,227	296,186	93,810
Latam	12,607,260	11,035,724	1,154,776	1,275,143	716,005	614,552
Europe	-	-	-	918	116,473	111,357
Others (Includes Funds and ETF)	24,467	-	-	-	6,485	845
Total	13,171,189	11,239,540	1,162,590	1,281,288	1,135,149	820,564

Note: A negative value corresponds to negative assessment positions

At the moment, the Bank's positions do not present concentration risk.

2.	MARKET RISK

Market risk refers to the risk of losses in the bank’s treasury book due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and equity economic value as a result of a change in market interest rates.

Market risk stems from the following activities at The Bank:

•	Trading: includes purchase, sale and positioning, mainly in fixed income securities, equities, currencies and derivatives, as well as the financial services provided to customers, such as brokerage. Trading instruments are recorded in the treasury book and are managed by the Treasury Division which is also responsible for the aggregated management of exchange rate exposures arising from the banking book and treasury book.

•	Balance Sheet Management: refers to the assets and liabilities management, due to mismatches in maturities and repricing of them. The Assets Liabilility Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the equity economic value, maintaining adequate levels of liquidity and solvency. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

In the Bank, the market risks are identified, measured, monitored, controlled and reported in order to support the decision-taking process for their mitigation, and to create greater shareholder value added.

The guidelines, policies and methodologies for market risks management are approved by the Board of Directors, thus guaranteeing the congruence and unity in the risk appetite between subsidiaries. Each country has a local Market and Liquidity Risk Management Office that applies at the individual level the principles of the Group´s Market Risk Management Strategy. The Board of Directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.

The Bank´s Market and Liquidity Risks Management Office, responsible for monitoring and permanently controlling compliance with the limits established, is set up with clear independence from the trading and businesses units, ensuring enforcement authority. This independent control function is complemented by regular reviews conducted by the Internal Audit.

The Bank’s Market and Liquidity Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analysing and controlling the market risk inherent in the Bank’s businesses: (b) analysing the Bank’s exposure under stress scenarios and confirming compliance with the Bank’s risk management policies: (c) designing the methodologies for valuation of the market value of certain securities and financial instruments: (d) reporting to senior management and the Board of Directors any violation of the Bank’s risk management policies: (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that each subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors before the new product can be sold.

Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology provided by the Superintendency of Finance, and the internal methodology of historical simulation. The standard methodology is established by “chapter XXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005. The internal methodology of historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, obtained from the reference date of calculating the VaR.

The Bank’s VaR limits structure for trading activities, is sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is held. It ensures that the market risk is not concentrated in certain asset classes and maximizes the portfolio diversification effect. These limits are defined by companies, products or by risk takers. The majority of the limits are based on the maximum VaR values to which a certain portfolio can be exposed; nevertheless, loss triggers, stop loss and sensitivity warning levels are also set, especially in the derivatives portfolios. The limits are approved by the Board of Directors, and set based on factors such as tolerance for losses, capital resources and market´s complexity and volatility. They are monitored daily, and their excesses or violations are reported to the Board of Directors and the Risk Committee.

Additional measurements such as stress tests are done to identify extreme unusual situations that could cause severe losses. Stress simulations include historical events and hypothetical scenarios. Backtesting or model validation technics through comparison of predicted and actual loss level are applied on a regular basis to analyse and contrast the accuracy of the VaR calculation methodology in order to confirm its reliability, and make adjustments to the models if necessary.

Within the control and monitoring processes of market risks, reports are elaborated on a daily, weekly and monthly basis. They include an analysis of the most relevant risk measures and allow for monitoring the exposure levels to market risks and to the legal and internal limits established for each one of the levels of the Group. These reports are taken as an input for the decision-taking process in the different Committees and management of The Bank.

Market Risk Management

The following section describes the market risks to which The Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2015. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

The Bank uses a VaR calculation to limit its exposure to the market risk of its treasury book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for The Bank.

For managing the interest rate risk from banking activities, the Bank analyses the interest rate mismatches between its interest earning assets and its interest bearing liabilities. In addition, the foreign currency exchange rate exposures arising from the Banking book are provided to the Treasury Division where these positions are aggregated and managed.

a.          Measurement of Market Risk of Negotiation Instruments

The Bank currently measures the treasury book exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the Banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “chapter XXI of the Basic Accounting Circular”, issued by the Superintendency of Finance.

The VaR methodology established by “chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the treasury book and excludes investments classified as “held to maturity” which are not being given as collateral and any other investment that comprises the Banking book, such as non-trading positions. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

The relevant risk exposure categories for which VaR is computed by The Bank according to “chapter XXI, appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; and (iv) fund risk.

•	Interest Rate Risk (Treasury Book)

The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. The Bank calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with chapter XXI of the Basic Accounting Circular issued by the Superintendency of Finance.

In the first instance, the Interest Rate Risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net value market product, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behaviour of these variables in the markets, and they are a function of the duration and currency, as seen in the following table.

		Modified Duration		Changes in Interest Rates (bps)
				Legal
Zone	Band	Lower Limit	Upper Limit	Currency	URV	Foreign Currency
	1	0	0.08	274	274	100
	2	0.08	0.25	268	274	100
Zone 1	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60

Once sensitivity has been calculated for each net position, they are grouped in the zones and bands that are shown in the previous table, making use of the modified duration of each investment. This procedure allows a net sensitivity calculation for each band and zone, understood as the difference between the sensitivities associated with long positions (positive sensitivities) as opposed to sensitivities of short positions (negative sensitivities), of the instruments that conform each one of the bands or zones.

Nevertheless, making the direct sum of net sensitivities (positive and negative) for each one of the bands and zones would allow the compensation of Interest Rate Risk exposure between instruments that are clearly different, even though these instruments share the same currency, have exposure differentials in relation to movements of the interest rate curves for different terms. Therefore, the Interest Rate Risk cannot be compensated, at least not totally, between different instruments, especially from the point of view of duration.

In order to incorporate this fact into the measurement of Interest Rate Risk, the calculation of a charge by sensitivity adjustment has been implemented, which represents a portion of sensitivity that cannot be compensated between different instruments, bands or zones. The adjustment factors present a behaviour that increases as the instruments whose duration differs greatly are compensated.

It is important to emphasize that the changes in interest rates and adjustment factors can be modified by the Financial Superintendent of Colombia when it is provided to them, for the purpose of adequately reflecting the sensitivity of each one of the positions exposed to Interest Rate Risk.

The Group’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and securities issued by the Colombian government held on Bancolombia’s treasury book.

•	Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk

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

Currency	Sensitivity Factor
United States Dollar	5.5%
Euro	6%
Other currencies and gold	8%
Equity and Fund Risk	14.7%

The interest rate’s fluctuations and the sensitivity factors for currency, equity and fund risk used in the model are established by the Superintendency of Finance according to historical market performance, and have not changed since March 2011.

•	Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk, which are calculated as the algebraic sum of each company’s exposure to these risks.

The total market risk VaR, had a 123% surge going from COP 323 billion in December 31st, 2014 to COP 721 billion as of December 31st, 2015, due mainly to the increase in the currency risk, as a consequence of an increase on United States Dollar, Euro and Guatemalan quetzal positions.

The following table presents the total change on market risk and every risk factor.

	2015
	In millions of COP
Factor	End of Year	Average	Maximum	Minimum
Interest Rate	276,405	212,472	276,405	134,113
Exchange Rate	348,815	144,018	348,815	58,516
Share Price	54,947	56,931	80,676	49,377
Collective Portfolios	40,675	41,108	46,994	35,616
Total Value at Risk	720,842	454,529	720,842	301,236

Includes Grupo Agromercantil's market risk exposure at a 100%

	2014
	In millions of COP
Factor	End of Year	Average	Maximum	Minimum
Interest Rate	171,602	177,166	239,959	109,623
Exchange Rate	56,310	82,443	103,753	56,310
Share Price	50,949	27,470	50,949	21,888
Collective Portfolios	44,235	40,206	44,235	38,535
Total Value at Risk	323,096	327,285	402,112	240,368

•	Assumptions and Limitations of VaR Models

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

b.	Non-Trading Instruments Market Risk Measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect The Bank’s earnings because of timing differences on the reprising of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

•	Interest Risk Exposure

The Bank has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the banking book, using within a period of twelve months based on hypothetical changes in the interest rates, using a reprising model and assuming positive parallel shifts of 100 basis points (bps). The following table provides information about The Bank’s interest rate sensitivity for the balance sheet items comprising the banking book:

Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s of interest rate risk sensitivity in local currency (pesos) at December 31, 2015 and 2014:

	Interest Rate Risk
	In millions of COP
	2015	2014

Assets sensitivity 100 pbs	579,393	492,890
Liabilities sensitivity 100 bps	332,079	306,541
Net interest income sensitivity 100 bps	247,314	186,349

The chart below provides information about Bancolombia’s of interest rate risk sensitivity in foreing currency (US dollars) at December 31, 2015 and 2014:

	Interest Rate Risk
	(In thousands of US dollars)
	2015		2014

Assets sensitivity 100 pbs	USD	74,228	USD	70,345
Liabilities sensitivity 100 bps	USD	69,869	USD	65,746
Net interest income sensitivity 100 bps	USD	4,359	USD	4,599

Grupo Agromercantil's market risk exposure at a 100%

Includes Grupo Agromercantil's market risk exposure at a 100%

A positive net sensitivity denotes a higher sensitivity of assets side and therefore a rise in interest rates affects positively the Bank´s net interest income. A negative sensitivity denotes a higher sensitivity of liabilities side and therefore a rise in the interest rates affects negatively the Bank´s net interest income. In the event of a decrease in interest rates, the impact in the net interest income would be opposite to the mentioned.

o	Total Exposure:

As of December 31, 2015, the net interest income sensitivity in local currency for the banking book instruments, entered into for other than trading purposes with positive parallel shifts of 100 basis points was COP 247 million. The sensitivity variation due to interest rate risk between 2014 and 2015 occurred due to the increase in the sensitivity of the loan portfolio.

On the other hand, the net interest income sensitivity in foreign currency in the face of 100 basis points was USD 4.4 million, which is not a significant difference between 2014 and 2015.

o	Assumptions and Limitations:

Net interest income sensitivity analysis is based on the repricing model and consider the following key assumptions: (a) does not consider prepaid, new operations, defaults, etc., (b); the fixed rate instruments sensitivity, includes the amounts with maturity lower than one year and assuming these will be disbursed at interest rates market and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

•	Structural Equity Risk Exposure (Banking Book)

Grupo Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in energy and construction sectors. Smaller positions are held on the financial sector.

Those investments had a 22% decrease in market value, going from COP 337 billion as of December 31st, 2014 to COP 262 billion as of December 31st, 2015.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	2015		2014
Market Value	COP	261,648	COP	337,097
Delta		14.7%		14.7%
Sensitivity	COP	38,462	COP	49,553

A negative impact of 14,7%, apply to the market value, produces a decrease of  COP 38 billion on the structural equity investments market value, going from COP 262 billion to 223 billion.

1.	Liquidity risk

Liquidity risk is defined as the inability of a financial firm to meet its debt obligations without incurring unacceptably large losses. Thus, funding liquidity risk is the risk that a firm will not be able to meet its current and future cash flow and collateral needs, both expected and unexpected, without materially affecting its daily operations or overall financial condition. Banks are sensitive to funding liquidity risk since debt maturity transformation is one of their key business areas.

At Bancolombia, liquidity prevails over any objective of growth or revenue. Managing liquidity has always been a fundamental pillar of its business strategy, together with capital, in supporting its balance sheet strength.

The Bank’s liquidity management model promotes the autonomy of subsidiaries, which must be self-sufficient in their structural funding. Each subsidiary is responsible for meeting the liquidity needs of its current and future activity, within a framework of management coordination at the Group level. The metrics used to control liquidity risk are developed based on common and homogeneous concepts, but analysis and adaptation are made by each subsidiary.

In line with best governance practices, the Bank has established a clear division of function between executing liquidity management, which is the responsibility of the Asset and Liability Division, and their monitoring and control, responsibility of the Market and Liquidity Risks Management Office.

The different authorities of senior management define the policies and guidelines for managing Liquidity Risk. These authorities are the Board of Directors, the Risk Committee, and senior management of the Parent Company, which set the risk appetite and define the financial strategy. The ALCO committees define the objective positioning of liquidity and the strategies that ensure the funding needs derived from businesses. The ALM Division and the Market and Liquidity Risks Management Office support the mentioned committees, which elaborate analysis and management proposals, and control compliance with the limits established.

Liquidity Risks Management Office is responsible for proposing the minimum amount of the liquidity reserve, the policies of the liquidity portfolio, defining premises and metrics in order to model the behavior of the cash flows, proposing and monitoring liquidity limits in line with the Bank's risk appetite, simulating stress scenarios, evaluating and reporting the risks inherent to new products and operations, and submitting the reports required by the internal authorities for decision-making, as well as by regulators. All of the above activities are verified and evaluated by the Internal Audit.

The measures to control liquidity risk include maintaining a portfolio of high liquid assets, and the definition of triggers and liquidity limits, which enable evaluating the level of exposure of each one of the entities in a proactive way.

The methodologies used to control liquidity risk include the liquidity gaps and stress scenarios. The liquidity gaps measure the mismatches of assets, liabilities and off-balance sheet position´s cash flows, separately for legal currency and foreign currency. Regulatory metrics are also applied, in which the contractual maturities are used; and internal models in which the cash flows are adjusted by different ratios, for reflecting a more real behavior of them.

Each subsidiary creates their liquidity gap according to the characteristics of their business and they tackle them through the different financing resources they have available. The recurrence of the businesses that are going to be financed, the stability of the financing sources, and the ability of the assets to be converted into liquid are the fundamental factors that are taken into account in the definition of this metric. In practice, and given the different behaviors of a same item in the Bank’s subsidiaries, there are common standards and methodologies to homogenize the construction of liquidity risk profiles for each unit so they can be presented in a comparable way to the Bank's Senior Management.

Periodically, a validation of the policies, limits, processes, methodologies and tools for evaluation liquidity risk exposure is done, in order to establish its pertinence and functionality, and to carry out the necessary adjustments. The Market and Liquidity Risks Management Office elaborate daily, weekly and monthly reports in order to monitor the exposure levels and the limits and triggers set up, and to support the decision-making process.

Each subsidiary has its own liquidity contingency plan, which is tested annually. These contingency plans procure the optimization of different funding sources, among them going to the Parent Company.

2.	Liquidity Risk Management

The Bank’s Board of Directors sets the strategy for managing liquidity risk and delegates responsibility for oversight of the implementation of this policy to ALCO committee that approves the Bank’s liquidity policies and procedures. The Treasury Division manages the Bank’s liquidity position on a day-to-day basis and reviews daily reports covering the liquidity position. A summary report, including any exceptions and remedial action taken, is submitted regularly to Risk Committee and ALCO committees.

•	Liquidity Risk Exposure:

In order to estimate liquidity risk, the Bank measures a liquidity coverage ratio to ensure holding “high quality liquid assets” (HQLA) sufficient to cover potential net cash outflows into 30 days. This indicator allows the Bank to meet liquidity coverage for the next month.

The liquidity coverage ratio is presented following:

	December 31, 2015	December 31, 2014
Liquidity Coverage Ratio	In millions of COP
Net cash outflows into 30 days	4,940,749	5,620,543
Liquid Assets	25,295,734	19,611,798
Liquidity Ratio	511.98%	348.93%

o	Contractual Maturities of Financial Assets

The tables below set out the remaining contractual maturities of the Group’s financial assets

	December 31, 2015
Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 Years
	In millions of COP
Cash and balances with central bank	14,295,163	-	-	-
Interbank borrowings - Repurchase agreements	4,727,842	-	-	-
Financial assets investments	6,172,115	5,246,429	1,490,030	3,884,006
Loans and advances to customers	55,371,495	45,822,004	30,971,805	48,150,359
Derivative financial instruments	2,083,030	570,041	201,374	616,116
Total Assets	82,649,645	51,638,474	32,663,209	52,650,481

	December 31, 2014
Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 Years
	In millions of COP
Cash and balances with central bank	11,194,859	-	-	-
Interbank borrowings - Repurchase agreements	2,315,079	-	-	-
Financial assets investments	6,442,136	2,728,128	1,705,487	2,857,886
Loans and advances to customers	43,217,081	44,561,415	18,364,413	28,411,133
Derivative financial instruments	2,492,929	380,434	73,606	129,944
Total Assets	65,662,084	47,669,977	20,143,506	31,398,963

o	Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of the Group’s financial liabilities

	December 31, 2015
Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 Years
	In millions of COP
Demand deposit from customers	73,088,239	-	-	-
Time deposits from customers	36,834,046	10,102,847	3,800,463	3,009,904
Interbank deposits - Repurchase agreements	1,660,910	-	-	-
Borrowings from other financial institutions	14,087,425	4,587,870	1,680,978	1,646,747
Debt securities in issue	2,907,077	3,687,330	7,456,174	13,118,661
Derivative financial instruments	2,072,756	318,171	110,677	538,326
Total Liabilities	130,650,453	18,696,218	13,048,292	18,313,638

	December 31, 2014
	Liabilities	1- 3 Years	3- 5 Years	More than 5 Years
	In millions of COP
Demand deposit from customers	58,664,223	-	-	-
Time deposits from customers	27,825,295	7,921,088	2,362,990	2,318,948
Interbank deposits - Repurchase agreements	2,290,519	-	-	-
Borrowings from other financial institutions	8,531,192	4,688,423	1,431,325	878,216
Debt securities in issue	1,950,950	5,679,883	2,557,218	13,044,729
Derivative financial instruments	2,349,996	163,176	103,759	123,894
Total Liabilities	101,612,175	18,452,568	6,455,290	16,365,787

The expected cash flows for some assets and liabilities vary significantly in their contractual maturity. The main differences are the following:

•	The demand deposits seen historically have maintained a tendency to remain stable and to increase.
•	The mortgages loans, in spite of having contractual maturity between 15 and 20 years, its average life that is less than these terms.

o	Financial guarantees

The tables below set out the remaining contractual maturities of the Group’s financial guarantees

	December 31, 2015
	0 - 1 YEAR	1- 3 YEARS	3- 5 YEARS	MORE THAN 5 YEARS
	In millions of COP
Financial guarantees	4,804,027	1,430,371	548,991	340,132

	December 31, 2014
	0 - 1 YEAR	1- 3 YEARS	3- 5 YEARS	MORE THAN 5 YEARS
	In millions of COP
Financial guarantees	4,573,432	1,758,352	395,728	514,756

o	Liquid Assets

One of the main guidelines of the Bank is to maintain a solid liquidity position, therefore, the ALCO Committee has established a minimum level of liquid assets, based on the funding needs of each subsidiary, to ensure, as far as possible, that the Bank will always have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Bank’s reputation.

The following table shows the liquid assets held by The Bank:

Liquid Assets	December 31, 2015	December 31, 2014
	In millions of COP
High quality liquid assets
Cash	13,594,073	11,243,495
High quality liquid securities (1)	8,901,316	6,837,000
Other Liquid Assets
Other securities	2,800,345	1,531,303
Total Liquid Assets	25,295,734	19,611,798

(1)	Feature possesses the high liquidity available in all cases, and those liquid assets received by the Central Bank for its operations expansion and monetary contraction. Liquid assets are adjusted for market liquidity.

3.	CAPITAL MANAGEMENT

The Board of Directors is the maximum organ in capital management, responsible for determining the capital required to withstand the risks of the Bank and define the guidelines for the capital allocation models of the organizations of The Bank, for which it has the support of the Risk Committee.

Aware of the importance of optimizing capital, creating value for the shareholder and maintaining an adequate level of solvency, The Bank has developed a framework of principles and methodologies that allow us to evaluate the risk-return relationship in decision-making. The VAS model (Value Aggregate System) is the system we have adopted that includes risk evaluation, its relation to profit, makes determining prices easier and is the basis for variable remuneration.

The prudent and well-balanced policy for the allocation of capital adopted by The Bank to evaluate risk is designed mainly to cover unexpected losses that could arise from the risks to which it is exposed.

Also, the zone of Risk Appetite was defined for the eight most relevant indicators for the monitoring of risks. In addition, the Appetite Consumption indicator was constructed, which shows the relative measurement between the risk profile of the organization in a determined month and the maximum appetite in all of the indicators.

Finally, there were advances in the initial definition to disaggregate the limits of Risk Appetite: for credit risk by banks and markets, for market and liquidity risk by companies and for operational risk by country.