Form 20-F/A
period 2015-12-31
BANCOLOMBIA SA
filed 2016-04-29
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________

FORM 20-F/A
(Amendment No. 1)

____________________________________

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

Tel. +574 4041837, Fax. + 574 4045146, e-mail: almejia@bancolombia.com

Carrera 48 # 26-85, Medellín, Colombia

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Preferred Shares	New York Stock Exchange*

____________________________________

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

Yes  ☐    No  ☒

TABLE OF CONTENTS

EXPLANATORY NOTE	ii

ITEM 19. EXHIBITS	1

-i-

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) amends the Bank’s annual report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2015 (the “Original Filing”). The Bank is filing this Amendment No. 1 to include as exhibit 15.2 under Item 19 the letter issued by Pricewaterhouse Coopers Ltda. regarding Item 16F.

This Amendment No. 1 speaks as of the filing date of the Original Filing. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing or reflect any events that have occurred since the Original Filing.

-ii-

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
7.1	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 22, 2016.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 22, 2016.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 22, 2016.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 22, 2016.
15.1	Consent of Pricewaterhouse Coopers Ltda.
15.2	16-F letter issued by Pricewaterhouse Coopers Ltda.

___________________________

(1)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

1