Form 20-F
period 2016-12-31
BANCOLOMBIA SA
filed 2017-05-01
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON May 1, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

References to “ATM” refer to automatic teller machine.

References to “BAM” refer to Banco Agromercantil de Guatemala S.A., a banking institution organized under the laws of the Republic of Guatemala, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

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

References to “Bancolombia”, the “Bank”, “us” , “we” or “our” refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

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

i

References to “Congress” refer to the national congress of Colombia.

References to "Consolidated Financial Statements" refer to the audited consolidated statements of financial position of the Bank as of December 31, 2016 and 2015 and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014 and related notes included in this Annual Report.

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

References to “Grupo Agromercantil” refer to Grupo Agromercantil Holding S.A., a company organized under the laws of the Republic of Panama and the parent company of Banco Agromercantil of Guatemala, and its consolidated subsidiaries, unless the context otherwise requires.

References to “IRS” refer to U.S. Internal Revenue Service.

References to “Leasing Bancolombia” refer to Leasing Bancolombia S.A. Compañía de Financiamiento, a Subsidiary of Bancolombia S.A. organized under the laws of Colombia that specialized in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds. On September 30, 2016, Leasing Bancolombia merged with and was absorbed by Bancolombia S.A.

References to “NYSE” refer to the New York Stock Exchange.

References to “OCI” refers to Other Comprehensive Income.

References to “peso”, “pesos” or “COP” refer to the lawful currency of Colombia.

References to “preferred shares” and “common shares” refer to our issued outstanding and fully paid-in preferred and common shares, designated as acciones con dividendo preferencial sin derecho a voto and acciones ordinarias, respectively.

References to “Renting Colombia” refer to Renting Colombia S.A., a Subsidiary of Bancolombia S.A. organized under the laws of Colombia which provides operating lease and fleet management services for individuals and companies.

ii

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

References to “SEC” refer to the U.S. Securities and Exchange Commission.

References to “SMEs” refer to Small and Medium Enterprises.

References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia. In 2016, the effective legal minimum monthly salary in Colombia was COP 689,454.

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

iii

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in Item 3. “Key Information – D. Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. These factors include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by the Bank’s borrowers; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings; (xi) changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions in which the Bank does business; (xii) regulatory issues relating to acquisitions; and (xiii) changes in business strategy.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

iv

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited consolidated statements of financial position of the Bank as of December 31, 2016 and 2015 and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014 and related notes (the “Consolidated Financial Statements”) included in this Annual Report were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local GAAP of each subsidiary.

The Consolidated Financial Statements include entities which the Bank controls, directly or indirectly. See Item 4. “Information on the Company – C. Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for Bancolombia S.A., and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements as of December 31, 2016 and 2015 and for the three fiscal years ended December 31, 2016, 2015 and 2014 contained in this Annual Report are expressed in millions of pesos.

This Annual Report translates certain pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 3,000.71 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2016. The SFC also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 28, 2017, the Representative Market Rate was COP 2,944.31 per USD 1.00.

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

The selected consolidated statement of financial position data as of December 31 2016 and 2015, and the selected consolidated statement of income data for each of the periods ended December 31, 2016, 2015 and 2014, set forth below have been derived from the Consolidated Financial Statements under IFRS as issued by the IASB included in this Annual Report, except for the figures translated to U.S. dollars, which are presented for the convenience of the reader.

The selected consolidated statement of financial position data as of December 31, 2014 have been derived from audited consolidated financial statements previously filed with the SEC as part of the Bank’s Annual Report on Form 20-F for the year ended December 31, 2015.

The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto, and the audit reports of the Bank’s independent registered public accounting firms.

The Consolidated Financial Statements of the Bank as of December 31, 2016 were audited by Deloitte and Touche Ltda, while the Consolidated Financial Statements of the Bank as of December 31, 2015 and December 31, 2014 were audited by PricewaterhouseCoopers Ltda.

		As of and for the year ended December 31,
		2016 (1)		2016		2015		2014
	In millions of COP and thousands of USD, except per share and per ADS amounts
SELECTED CONSOLIDATED STATEMENT OF INCOME DATA:
Total interest and valuation	USD	5,248,360	COP	15,748,805	COP	11,269,644	COP	9,172,163
Interest expenses		(2,017,223)		(6,053,100)		(4,037,941)		(3,164,611)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments		3,231,137		9,695,705		7,231,703		6,007,552
Credit impairment charges on loans and financial leases, net.		(881,028)		(2,643,710)		(1,667,680)		(843,597)
Credit impairment charges on off balance sheet credit instruments		(29,140)		(87,442)		(7,421)		(25,608)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments		2,320,969		6,964,553		5,556,602		5,138,347
Total other operating income (2)		1,327,279		3,982,779		3,577,320		3,084,942
Total operating expenses		(2,325,800)		(6,979,050)		(5,898,287)		(5,118,695)
Profit before tax		1,322,448		3,968,282		3,235,635		3,104,594
Income tax		(392,185)		(1,176,832)		(649,250)		(737,676)
Profit for the year from continuing operations		930,263		2,791,450		2,586,385		2,366,918
Net income from discontinued operations		54,486		163,497		22,513		62,867
Net income		984,749		2,954,947		2,608,898		2,429,785
Net income attributable to equity holders of the parent company	USD	954,883	COP	2,865,328	COP	2,518,890	COP	2,387,086
Non-controlling interest		29,866		89,619		90,008		42,699
Weighted average of Preferred and Common Shares outstanding (3)				961,827,000		961,827,000		941,936,589
Basic and Diluted earnings per share to common shareholders (3)		1.01		3,040		2,680		2,591
From continuing operations		0.96		2,870		2,656		2,524
From discontinued operations		0.06		170		24		67
Basic and Diluted earnings per ADS (2)		4.05		12,160		10,720		10,364
From continuing operations		3.83		11,480		10,624		10,096
From discontinued operations		0.23		680		96		268
Cash dividends declared per share				950		888		830
Cash dividends declared per share (stated in US Dollars)				0.32		0.28		0.26
Cash dividends declared per ADS				3,800		3,552		3,320
Cash dividends declared per ADS (stated in US Dollars)				1.27		1.13		1.05

(1) Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of COP 3000,71 per U.S. 1.00 at December 31, 2016.

(2) Includes total fees and commissions, net, other operating income and Dividends received, and share of profits of equity method investees. See Consolidated Statement of income to the Consolidated Financial Statements.

(3)The weighted average of preferred and common shares outstanding for the fiscal years ended December 31, 2016 and 2015 reflects 452,122,416 preferred shares and 509,704,584 common shares, and for the fiscal year ended December 31, 2014 reflects 432,232,005 preferred shares and 509,704,584 common shares.

		As of December 31,
		2016(1)		2016		2015		2014
In millions of COP and thousands of USD, except per share and ADS amounts
SELECTED CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA:
Assets:
Cash and cash equivalents	USD	6,818,468	COP	20,460,245	COP	18,597,614	COP	13,466,783
Financial assets investments		4,352,521		13,060,653		14,277,824		12,784,223
Derivative financial instruments		559,191		1,677,970		2,382,168		1,448,845
Loans and advances to customers and financial Institutions		50,570,527		151,747,486		145,620,639		115,173,653
Allowance for loans and advances and lease losses		(2,206,781)		(6,621,911)		(5,248,755)		(4,789,257)
Assets held for sale and inventories		91,041		273,187		1,950,808		97,744
Investment in associates and joint ventures		432,646		1,298,246		546,549		1,349,697
Investment property		527,105		1,581,689		1,505,046		1,114,180
Premises and equipment, net (2)		1,038,320		3,115,697		3,052,266		2,646,321
Goodwill and Intangible assets, net		2,230,817		6,694,037		7,092,255		4,585,849
Deferred tax, net		74,270		222,862		170,482		187,737
Other assets		916,744		2,750,883		3,025,971		1,564,106
Total assets	USD	65,404,869	COP	196,261,044	COP	192,972,867	COP	149,629,881
Liabilities and equity
Deposits by customers		41,531,508		124,624,011		121,802,028		94,769,319
Borrowings from other financial institutions		6,300,457		18,905,843		19,721,184		13,852,284
Debt securities in issue		6,233,461		18,704,809		19,435,865		14,527,403
Other liabilities(3)		3,848,889		11,549,401		11,605,871		9,114,395
Total Equity		7,490,554		22,476,980		20,407,919		17,366,480
Total liabilities and equity	USD	65,404,869	COP	196,261,044	COP	192,972,867	COP	149,629,881

(1) Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of COP 3000,71 per U.S. 1.00 at December 31, 2016.

(2) The Group previously classified land and buildings that were acquired through foreclosure of loans with net carrying amount of COP 189,296 million as of December 31, 2015 in premises and equipment. At December 31, 2016 and 2015, such assets were reclassified to other assets as they are intended for immediately sale or disposition.

(3) Includes interbank deposits, repurchase agreements and other similar secured borrowing, derivative financial instruments, preferred shares, current tax, deferred tax, net, employees benefit plans and other liabilities See Consolidated statement of financial position to the Consolidated Financial Statements.

See Item 8. “Financial Information – A. Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012.

SELECTED RATIOS

	As of and for the year ended December 31,
	2016	2015	2014
	Percentages, except for operating data
SELECTED RATIOS: (1)
Profitability ratios:
Net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations (2)	5.96	5.25	5.30
Return on average total assets from continuing operations (3)	1.49	1.53	1.72
Return on average stockholders‘ equity attributable to the owners of the parent company (4)	14.52	13.62	14.81
Efficiency ratio:
Operating expenses to net operating income from continuing operations	51.02	54.57	56.30
Operating expenses to average total assets from continuing operations	3.64	3.62	3.80
Operating expenses to interest-earning assets from continuing operations	4.29	4.28	4.51
Capital ratios:
Technical capital to risk weighted assets (5)(6)	13.26	12.46	N/A
Credit quality data:
Past due loans to loans principal (7)	3.31	2.98	2.62
“C”, “D” and “E” loans as a percentage of loans principal	5.07	3.95	3.81
Allowances for loan and lease losses to past due loans (8)	125.90	115.16	145.55
Allowance for loan and lease losses as a percentage of “C”, “D” and “E” loans (8)	82.08	87.00	100.09
Allowance for loan and lease losses as a percentage of total loans	4.17	3.43	3.81
Operating data:
Number of branches (9)	1,247	1,274	1,067
Number of employees (10)	31,598	34,390	30,158

(1)	Average balances used to calculate the ratios shown above have been calculated as follows: for the years ended December 31, 2016 and 2015, for each month, the actual month-end balances were established. The average consolidated balance for such periods is the average of 13 month-end balances. For the year ended December 31, 2014, the average balances have been calculated using five quarterly balances under IFRS, as we believe such balances are representative of our operations and it would be too costly to produce average balances using monthly balances under IFRS.
(2)	Net interest income divided by average interest-earning assets.
(3)	Net income divided by average total assets.
(4)	Net income divided by average total stockholders’ equity attributable to the owners of the parent company.
(5)	For an explanation of risk-weighted assets and Technical Capital, see Item 4. “Information on the Company – B. Business Overview – B.8. Supervision and Regulation” and Item 5 “Operation and Financial Review and Prospects - B. Liquidity and Capital Resources – B.1. Liquidity and Funding – Capital Adequacy".
(6)	N/A: not applicable. The Bank’s consolidated capital adequacy as of December 31, 2014, was computed considering balance accounts maintained under Colombian Banking GAAP. The Bank´s consolidated capital adequacy as of December 31, 2016 and 2015, was computed considering balance accounts maintained under IFRS.
(7)	Loans that are past due more than 30 days to loans principal.
(8)	The variation between 2015 and 2014 is mainly generated by the inclusion of Grupo Agromercantil’s loan portfolio at fair value during 2015.
(9)	Number of branches includes branches of the Bank’s Subsidiaries. For some subsidiaries, the central office is considered a branch. Representative offices are included. For the year 2014, Tuya S.A (a discontinued operation) had 4 branches.

(10)	The number of employees includes employees of the Bank’s consolidated Subsidiaries. At December 31, 2015 and 2014 Tuya S.A had 3.020 and 2.639 employees, respectively.

Exchange Rates

On March 31 2017, the Representative Market Rate was COP 2,885.57 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the SFC calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period-End
March 2017	2,880.24	3,004.43	2,885.57
February 2017	2,851.98	2,919.17	2,919.17
January 2017	2,908.53	3,000.71	2,921.90
December 2016	2,964.56	3,068.34	3,000.71
November 2016	2,984.78	3,187.97	3,085.60
October 2016	2,905.93	2,998.55	2,998.55

Source: SFC.

The following table sets forth the peso/U.S. dollar representative market rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Representative Market Rate
Period	Period-End	Average
	Peso/USD 1.00
2016	3,000.71	3,039.23
2015	3,149.47	2,773.43
2014	2,392.46	2,019.38
2013	1,926.83	1,881.04
2012	1,768.23	1,798.08

Source: SFC.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates.

Changes in economic and political conditions in Colombia, El Salvador, Panama, and Guatemala or in the other countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality are significantly dependent on the macroeconomic and political conditions prevailing in Colombia, El Salvador, Panama, Guatemala and the other jurisdictions in which the Bank operates. Accordingly, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in such jurisdictions may affect the overall business environment and may in turn negatively affect the Bank’s financial condition and results of operations.

In particular, the governments of Colombia, Panama, Guatemala and El Salvador have historically exercised substantial influence on their economies, and they are likely to continue to implement policies that will have an important impact on the business and results of operations of the entities in such countries (including the Bank), market conditions and prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations may cause instability and volatility in Colombia, Panama, Guatemala and El Salvador, and their respective markets. Future developments in government policies could negatively affect the Bank’s business and financial condition and the market value of its securities.

Although Colombia and Panama currently have investment grade credit ratings from international rating agencies, El Salvador and Guatemala do not. As of the date of this Annual Report, El Salvador has a long-term debt rating of Caa1 (stable) from Moody’s, and was recently downgraded to CCC- (negative watch) by S&P. Guatemala has ratings of Ba1 (stable) and BB (negative) from Moody’s and S&P, respectively. Further downgrades in the ratings of either country, or the failure of Colombia or Panama to maintain investment grade credit ratings, could increase the Bank’s financing costs and adversely affect our results of operation and financial condition.

The economies of the countries in which the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general contagion effects, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.

A significant decline in economic growth or a sustained economic downturn of any of Colombia’s, El Salvador’s, Panama’s or Guatemala’s major trading partners (i.e., the European Union, the United States, China and other Latin American countries for Colombia and the United States and European Union for El Salvador and Panama) could have a material adverse impact on Colombia’s, El Salvador’s, Guatemala’s and Panama’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation in neighboring countries could adversely affect the economy and cause instability in Colombia, Panama, El Salvador and Guatemala by disrupting their diplomatic or commercial relationships with neighboring countries. Any future tensions may cause political and economic uncertainty, instability, market volatility, low confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity in any of those jurisdictions.

Events occurring in a market where we do not operate may cause international investors to have an increased risk perception of an entire region or class of investment, which could in turn negatively affect market prices and liquidity of securities issued or owned by the Bank.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, El Salvador, Panama, Guatemala or other countries in which the Bank operates, could adversely affect the Bank’s consolidated results.

Uncertainty relating to tax legislation poses a constant risk to the Bank. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting deductions and exemptions, and eliminating incentives and non-taxed income. Notably, the Salvadorian government has significant fiscal deficits that may result in future tax increases. Higher taxes could negatively affect the Bank’s results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that the Bank does. Differing interpretations could result in future tax litigation and associated costs.

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, including during 2016, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Because a portion of the Bank’s assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

Colombia has experienced several periods of violence and instability that could affect the economy and the Bank.

Colombia has experienced periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the Colombian government has negotiated a peace treaty with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”). Additionally, the Colombian government is currently in the process of negotiating a peace treaty with the National Liberation Army (Ejercito de Liberación Nacional or “ELN”). Despite these efforts, the peace treaty with the FARC or the peace negotiations with the ELN may not lead to a lasting decrease in violence or drug-related crime in Colombia or the successful integration of former guerilla members into Colombian society. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on the Bank.

Risk Factors relating to the Bank’s Business and the Banking Industry

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. In particular, IFRS 9, when fully adopted, will require us to record credit losses on a loans at inception net of expected loss basis instead of recording credit losses on an incurred loss basis. For further information about developments in financial accounting and reporting standards, see Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies”.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.

We test the goodwill that we have recognized on the respective balance sheets of our operating segments for impairment at least annually. Our impairment test in respect of the assets recognized as of December 31, 2016 indicated that our respective goodwill balances are not impaired. The impairment test requires that we make assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of the goodwill associated with each operating segment and on estimates of the carrying amounts of the operating segments to which the goodwill relates. If the actual results in future periods deviate from the earnings and other assumptions on which our impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in charges to income.

Changes in banking laws and regulations in Colombia and in other jurisdictions in which the Bank operates could adversely affect the Bank’s consolidated results.

Banking laws and regulations, or in their official interpretation, in Colombia and in other jurisdictions in which the Bank operates, have a material effect on the Bank’s business and operations. Banking laws and regulations may change frequently, and changes may adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business.

Moreover, regulators in the jurisdictions in which Bancolombia operates may be the current regulatory capital requirements to which Bancolombia is subject and thereby require equity increases that could dilute existing stockholders, lead to required asset sales or adversely impact the return on stockholders’ equity and/or the market price of the Bank’s common and preferred shares.

Furthermore, banking laws and regulations may create new types of financial entities whose services could compete with the segments or services offered by the Bank. Increased competition could lead to lower margins for affected products and services, and could adversely affect the Bank’s results of operations.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries in which it operates, and any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador, Guatemala, Panama and the other jurisdictions in which the Bank operates. These Banking authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions on which the banks can extend credit. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations . Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

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

In the future, regulations in the jurisdictions where the Bank operates could impose limitations regarding interest rates or fees the Bank may charge. Any such limitations could materially and adversely affect the Bank’s results of operations and financial situation.

As of the date of this Annual Report, the Congress is considering a bill to eliminate the ability of banks to charge fees for ATM withdrawals made by its customers. If adopted, this legislation would negatively affect the Bank´s profits generated by the financial inclusion products, such as “Ahorro a la Mano”, “Plan Crecer, Crédito de Bajo Monto” and “Nequi”, among others.

Additionally, in past years, the Congress and the SFC have considered various regulatory initiatives regarding banking fees. Although no such initiatives have been adopted in the past, there are new initiatives to impose similar restrictions on banking fees. If the Bank is prohibited from continue to charge for certain services or types of transactions to its clients, or from imposing charges with respect to new services that might be introduced, the Bank’s results of operations and financial condition could be adversely affected.

Furthermore, in June 2016, the board of directors of the Colombian Central Bank issued a regulation (External Resolution No. 5 of 2016) regarding the net open foreign currency position of local financial institutions, which could have an adverse effect on the Bank’s ability to manage its foreign currency risk. This regulation will become effective in June 2017. The scope of the rule will depend on future implementing regulations. If those regulations require changes to the way the Bank calculates its “value at risk,” or VaR, the conduct of operations conducted in foreign currency could require more capital, which could adversely affect the Bank’s return on capital.

Financial Conglomerates

A current legislative initiative in Colombia would establish supervisory and regulatory standards applicable to financial conglomerates, including the identification of such conglomerates and the holding company. If this initiative becomes law, Bancolombia may become part of a financial conglomerate that would have Grupo de Inversiones Suramericana S.A. as its holding company. The initiative would also subject financial conglomerates to a regime of enhanced supervision and regulation in areas such as corporate governance principles, risk management, and capital adequacy requirements, among others.

Colombian tax haven regulation could adversely affect the Bank’s business and financial results.

Decree 1966 of 2014, as modified by Decree 2095 of 2014, designates 37 jurisdictions as tax havens for Colombian tax purposes although neither Panama nor other countries in which the Bank operates, were included on this list. As a result of the tax haven regulation the Bank’s clients who are residents in such jurisdictions would be subject to (i) higher withholding tax rates including a higher withholding rate on interest and dividends derived from investments in the Colombian securities market, (ii) the transfer pricing regime and its reporting duties, (iii) enhanced ability on the part of Colombian authorities to qualify a conduct as abusive under tax regulations, (iv) non-deductibility of payments made to such residents or entities located in tax havens, unless the required tax amount has been withheld and (v) additional information disclosure requirements, any of which could have a negative impact on Bancolombia’s business and financial results.

In order to avoid Panama’s designation as a tax haven, Colombia and Panama signed a memorandum of understanding which establishes that both countries will negotiate a treaty for the avoidance of double taxation. This treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities. Failure to execute a treaty, or the designation of Panama as a tax haven, could result in a negative impact on the Bank’s customer base and, therefore, a potential negative impact on the Bank’s results of operations and financial condition. On April 28, 2016, the Colombian Ministry of Finance and Public Credit announced the successful conclusion of the negotiations between Colombia and Panama. The two countries stated their intention to enter into a treaty for the avoidance of double taxation by June 2016, with the treaty expected to take effect in 2018. However, as of the date of this Annual Report, the treaty had not been entered into.

Tax Reform

During 2016, the Colombian congress enacted Law 1819 containing a structural tax reform. Changes included (i) an increase in the VAT from 16% up to 19%, (ii) a reduction in the Corporate Income Tax rate and an obligation to make advance payment of a portion of the Corporate Income Tax on account of the tax payable in the immediately succeeding period, (iii) a Dividend Tax for residents (at a rate that varies from 0 to 10%) and for non-residents (at a rate of 5%),, if the profits were taxed at the corporate level, and of 35% rate for both residents and non-residents when dividends are paid out of untaxed profits, except where treaty relief is available. In addition, the Financial Transactions Tax was also made permanent, among other changes. The Tax Reform further contemplates a new criminal offense for tax evasion or providing inaccurate information to tax authorities with respect to assets in an amount equal to or above 7,250 SMMLV. In addition, pursuant to the new regulation, the IFRS accounting standards IFRS are to be used in order to interpret tax matters. Pending regulations by relevant authorities pursuant to this recently enacted Tax Reform could have a negative impact on Bancolombia’s business and financial results. For further details related to this tax reform, please see Note 11 to the Financial Statements, “Income Tax”.

The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010.

Bancolombia and most of its subsidiaries are considered foreign financial institutions (“FFIs”) under the Foreign Account Tax Compliance Act of 2010 (“FATCA”) (see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries”). Given the size and the scope of the Bank’s international operations, we intend to take all necessary steps to comply with FATCA, including transmitting to such authorities the reports required under FATCA.

However, if the Bank cannot enter into such agreements or satisfy the requirements thereunder, certain payments to Bancolombia or its Subsidiaries may be subject to withholding under FATCA. The possibility of such withholding and the need for accountholders and investors to provide certain information may discourage some customers or potential customers from banking with us, thereby adversely affecting our results of operations and financial condition. In addition, compliance with the terms of agreements entered into with the IRS and with FATCA and any other regulations or intergovernmental agreements (“IGA”) may increase our compliance costs. Legislation and regulations implementing FATCA and the related IGAs in the countries in which the Bank operates remain under development, and the reporting dates vary depending on the jurisdiction.

The Bank is subject to credit risk, and estimating exposure to credit risk involves subjective and complex judgments.

A number of our products expose the Bank to credit risk. These products include loans, financial leases, guarantees and lending commitments.

The Bank estimates and establishes reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions about the ability of our borrowers to repay their loans. This process is also subject to human error as the Bank’s employees may not always be able to assign an accurate credit rating to a client, which may result in the Bank’s exposure to higher credit risk than indicated by the Bank’s risk rating system. The Bank may not be able to timely detect these risks before they occur, or due to limited resources or available infrastructure, the Bank’s employees may not be able to effectively implement its credit risk management system, which may increase its exposure to credit risk. Moreover, the Bank’s failure to continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

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

As of December 31, 2016, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented 10.76% of the Bank’s loan portfolio. No single exposure represented more than 3% of the loan book and all of those loans were corporate loans. Problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

The value of the collateral or guarantees securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia, El Salvador, Panama and Guatemala, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include market factors, environmental risks, natural disasters, macroeconomic factors and political events affecting the local economy. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult, Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition.

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

The Bank holds a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the value of the debt securities. Increases in interest rates may reduce the market value of the Bank’s debt securities, leading to smaller gains or larger losses on these investments. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, decreases in interest rates may cause margin compression and lower net interest income as the Bank usually maintains more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases, reducing the weighted average maturity of the Bank’s interest earning assets and adversely affecting its operating results. Prepayment risk also has a significant adverse impact on our earnings from our credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment of the prepayment proceeds at lower yields.

The Bank’s income from its proprietary trading activities is highly volatile.

The Bank derives a portion of its profits from its proprietary trading activities. Income from this activity is highly volatile and depends on numerous factors beyond the Bank’s control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. A significant decline in the Bank’s trading income, or the incurrence of a trading loss, could adversely affect the Bank’s results of operations and financial position.

The Bank has significant exposure to sovereign risk, and especially Colombian risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt securities.

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including securities issued or guaranteed by the Colombian Government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2016, the Bank’s total debt securities represented 5.95% of its total assets, and 42.01% of these securities were issued or guaranteed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position.

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

The Bank has implemented several measures to anticipate, identify, and offset these threats, including perimeter defenses, security backups, special 24/7 teams and continuous security tests (including ethical hacking, among others). However, we can give no assurance that these measures will be effective to prevent or mitigate potential future attacks or threats to our technology infrastructure. Any failure by the Bank to detect or present cyber-security risk in a timely manner could result in a negative impact on the Bank’s results of operations and financial position, or in problems with information, including data related to customers to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors.

Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect the Bank’s competitiveness, financial condition and results of operations.

The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank is currently undertaking a project to update its information technology platform (“IT platform”) that will result in significant changes in the Banks Branch and ATM networks. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management systems in a timely and cost-effective manner could materially and adversely affect the Bank’s competitiveness, financial condition and results of operations.

The occurrence of natural disasters in the regions in which the Bank operates could impair its ability to conduct business effectively and could impact its results of operations.

The Bank is exposed to the risk of natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms, floods, wind and hurricanes in the regions where it operates. Although the Bank has implemented disaster recovery systems, in the event of a natural disaster, unanticipated problems with said systems could have a material adverse effect on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of the Bank’s local employees and managers became unavailable due to a natural disaster, the Bank’s ability to effectively conduct business could be severely compromised. In addition, the Bank may face added credit risk if its clients located in the affected region are not able to make timely payment on outstanding loans or other obligations to the Bank. A natural disaster or multiple catastrophic events could have a material adverse effect on the Bank’s business and results of operations in the affected region.

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

The Bank’s principal source of funds is short-term deposits, which on a consolidated basis represented 71.7% of total liabilities at the end of 2016 compared to 70.58% at the end of 2015. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

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

The Central Bank may impose requirements on our (and other Colombian residents) ability to obtain loans in foreign currency.

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

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement thereunder is available. The Bank is obligated to file a registration statement or find a corresponding exemption only if it determines to extend the rights to holders of the ADRs. Although it is not obligated to, do so, the Bank intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time before it makes a decision as to whether to file a registration statement. Accordingly, the Bank may in some cases decide not to file a registration statement. For example, in connection with rights offering in January 2012, the Bank did not file such a registration statement.

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

The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under the Bank’s by-laws and Colombian law, the Bank’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank’s ADRs and preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and, consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in Item 10. “Additional Information – B. Memorandum and Articles of Association – Voting Rights – Preferred Shares”.

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

Although ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs. For more information see Item 10. “Additional Information. –E. Taxation –Colombia Taxation”.

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

Bancolombia is a stock company (sociedad anónima) domiciled in Medellin, Colombia and operates under Colombian laws and regulations, mainly the Colombian Commercial Code, Decree 663 of 1993 and Decree 2555 of 2010. Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”, and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages in retail and corporate banking which materially strengthened Bancolombia’s multi-banking franchise.

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

Also in October 2013, Bancolombia Panama acquired a 40% interest in Grupo Agromercantil, the parent company of Banco Agromercantil de Guatemala, and certain other companies dedicated to securities brokerage, insurance, and other financial businesses. Bancolombia Panama acquired an additional 20% interest and control of Grupo Agromercantil on December 30, 2015.

Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Stock Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 Bancolombia’s common shares have been traded on the Colombian Stock Exchange under the symbol “BCOLOMBIA”. See Item 9. “The Offer and Listing”.

Bancolombia has grown substantially over the years, both through organic growth and acquisitions.

As of December 31, 2016, Bancolombia and its consolidated subsidiaries had:

COP 196,261 billion in total assets;

COP 145,126 billion in total net loans and advances to customers and financial institution, net;

COP 124,624 billion in total deposits from customers; and

COP 21,268 billion in stockholders’ equity attributable to the owners of the parent company.

Bancolombia’s consolidated net income attributable to equity holders of the parent company. For the year ended December 31, 2016 was COP 2,865 billion, representing a return on average total equity of 14.52% and a return on average total assets of 1.49%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RECENT DEVELOPMENTS

Acquisition of Valores Bancolombia Panama S.A. by Securities Banistmo S.A., and subsequent Merger Between Valores Bancolombia Panama S.A. and Securities Banistmo S.A.

On June 14, 2016, Securities Banistmo S.A. acquired 100% of the outstanding capital of Valores Bancolombia Panama S.A. At the time of the transaction, Valores Bancolombia Panama S.A. was owned by Valores Bancolombia S.A. The purchase price was COP 52,603 million.

On October 4, 2016, Securities Banistmo S.A. merged into Valores Bancolombia Panamá S.A., which changed its legal name to Valores Banistmo S.A., whose sole shareholder is Banistmo S.A.

Merger between Bancolombia and Leasing Bancolombia

On September 30, 2016, Leasing Bancolombia S.A (“Leasing”) merged with and was absorbed by Bancolombia and, thus, ceased to exist from a legal standpoint. Bancolombia, as the surviving entity, assumed responsibility for managing Leasing´s existing portfolio of products and services.

The merger seeks to take advantage of a regulatory authorization granted by Law 1328 of 2009 that allows Banks to provide leasing products and services that prior to the enactment of this law could only be offered by leasing companies.

Completion of Disposal of 50% stake of Compañía de Financiamiento Tuya S.A.

On October 31, 2016, Bancolombia, Fondo de Empleados of Grupo Bancolombia - FEBANC and Fundacion Bancolombia, transferred their 50% stake in Compañía de Financiamiento Tuya (“Tuya”) to Almancenes Éxito S.A. and Almacenes Éxito Inversiones S.A.S. As a result of this transaction, Compañía de Financiamiento Tuya S.A. (“Tuya”) became jointly controlled by Bancolombia and Almancenes Exito S.A. and Almacenes Exito Inversiones S.A.S. as strategic partners. The total purchase price of the transaction was COP 79,017 million. For further details related to this transaction, please see Note 30 to the Consolidated Financial Statements, “Discountinued Operations”.

Bancolombia´s 44.62% stake in Tuya was transferred to Banca de Inversión Bancolombia S.A. Corporación Financiera.

Change in Chief Executive Officer

On March 7, 2016, Carlos Raul Yepes Jimenez resigned as Chief Executive Officer of Bancolombia and the board of directors appointed Juan Carlos Mora Uribe as his replacement.

Entering into an alliance “Alianza Lealtad” related to the loyalty program of Bancolombia

On April 19, 2017, Bancolombia entered into an agreement with Almacenes Exito S.A. for the creation of a new loyalty program for its clients called “Puntos Colombia” (Puntos Colombia).

Once implemented, Puntos Colombia will be the loyalty program through which the clients of both companies, and of other allies related to the program, will accumulate and redeem points on the loyalty ecosystem. Puntos Colombia will replace the existing loyalty programs of Bancolombia and Grupo Exito.

The program Puntos Colombia will begin during the first half of 2018 and will be managed by an independent company located in Colombia, which will be 50% owned by Banca de Inversion Bancolombia S.A Corporacion Financiera, a subsidiary of Bancolombia. The capital investment to be made by the subsidiary in the new Company is equivalent to COP 9,000 million, which will be paid within the next 12 months following incorporation.

Through the alliance, Bancolombia will buy Puntos Colombia for its clients in the same way as it currently buys points and/or miles through its current loyalty programs.

PUBLIC TAKEOVER OFFERS

In 2016, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL ACQUISITIONS AND DIVESTITURES

During 2016, total capital expenditures amounted to COP 317 billion. Such investments were mainly focused on IT related projects (COP 39 billion), the expansion of the Bank’s branch and ATM network (COP 31 billion), the purchase of fixed assets (COP 22 billion), and other miscellaneous projects, including new software modules, upgrade of web contents, automation of reports, and construction of data centers (COP 225 billion).

In 2016, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

During 2017, the Bank expects to invest approximately COP 273 billion as follows: COP 30 billion in connection with the expansion of the Bank’s branch and ATM network, COP 42 billion in connection with the purchase hardware for the expansion, updating and replacement of the current IT equipment, COP 40 billion in connection with other fixed assets and COP 160 billion in connection with strategic projects. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s project portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital acquisitions and divestitures in interests in other companies, for the years ending December 31, 2016, 2015 and 2014:

Capital Acquisitions (1)	For the year ended December 31,
	2016		2015		2014	Total
	In millions of COP
PA Viva Malls	388,595		-		-	388,595
Grupo ARGOS S.A.	92,966		-		-	92,966
Asociación Gremial de Instituciones Financieras Credibanco S.A.	82,258		-		-	82,258
PA Clínica del Prado	41,069		-		-	41,069
Fideicomiso PA Acqua Power Center	21,649		-		-	21,649
Compañía de Financiamiento Tuya S.A	15,977		-		-	15,977
Fideicomiso Corpacero S.A.S	11,111		-		-	11,111
PA Plesco	10,935		-		-	10,935
Fondos SURA SAF SAC	3,307		-		-	3,307
ETB S.A. E.S.P	1,986		-		-	1,986
Equifax centroamerica S.A. De C.V	1,615		1,695		-	3,310
Gestora de Fondos de Inversión Banagricola S.A.	1,471	(2)	-		-	1,471
Inversiones ARGOS S.A.	37		1,076		-	1,113
Grupo Agromercantil Holding S.A. DE C.V	-		477,145	(3)	79,339	(4) 556,484
Internacional Ejecutiva de Aviación S.A.S.	-		8,121		-	8,121
Compañía de Procesamiento de Medios de Pago Guatemala, S.A.	-		5,562		-	5,562
Grupo Nutresa	-		2,644		-	2,644
Grupo AVAL	-		2,618		-	2,618
Banco DAVIVIENDA S.A	-		2,180		-	2,180
ECOPETROL S.A	-		1,785		-	1,785
Transacciones y Transferencias, S.A.	-		1,315		-	1,315
Interconexión Eléctrica S.A.	-		1,107		-	1,107
Reintegra S.A.S.	-		950		-	950
Cementos ARGOS S.A.	-		667		-	667
Garantias y Servicios S.G.R.SA.DE C.V.	-		531		-	531
Imágenes Computarizadas de Guatemala, S.A.	-		476		-	476
Citigruop Inc.	-		461		-	461
Inversiones Inmobiliaria Arauco Alameda S.A.	-		-		15,082	15,082
Titularizadora Colombia S.A.	-		-		11,902	11,902
Others	2,415		1,709		-	4,124
Total Acquisitions	675,391		510,042		106,323	1,291,756

(1)	The amounts disclosed in this table correspond to the consideration paid as a result of the acquisition of each investment.
(2)	The amount of USD 500 thousand has been converted at the rate of COP 2,942.16 per USD 1,00, which is the Representative Market Rate calculated on May 5, 2016, (the date of the completion of the transaction) as reported by the SFC.
(3)	The amount of USD 151,5 million has been converted at the rate of COP 3,149.47 per USD 1,00, which is the Representative Market Rate calculated on Decembre 31, 2015, as reported by the SFC.
(4)	The amount of USD 40 million has been converted at the rate of COP 1,983.48 per USD 1.00, which is the Representative Market Rate calculated on January 23, 2014, as reported by the SFC.

Capital Divestitures (1)	As of December 31,
	2016	2015	2014	Total
	In millions of COP
Grupo Odinsa S.A.	101,371	1,442	-	102,813
Compañía de Financiamiento Tuya S.A	79,017	-	-	79,017
CIFIN S.A	46,432	-	-	46,432
ISAGEN S.A. E.S.P.	8,489	-	-	8,489
Multiactivos S.A	4,101	-	-	4,101
Concesiones Urbanas S.A	2,361	-	-	2,361
Davivienda S.A. Preferencial	2,180	-	-	2,180
Trust found	2,077	-	-	2,077
Equifax centroamerica S.A. De C.V	1,695	-	-	1,695
Cementos ARGOS S.A.	2,601	-	-	2,601
Inversiones Inmobiliarias Arauco Alameda S.A.S	-	216,598	-	216,598
Prosicol S.A.S. " En Liquidación" (2)	-	-	992	992
Others	2,267	2,426	-	4,693
Total Divestitures	252,591	220,466	992	474,049

(1)	The amounts disclosed in this table correspond to the consideration received as a result of the sale of each investment.

(2)	Refund of the investment.

B.	BUSINESS OVERVIEW

B.1.	GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 11 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, on the basis of gross loans, El Salvador’s leading financial conglomerate by gross loans, Guatemala’s fourth-largest bank by gross loans, Panama’s second-largest bank by gross loans and off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as subsidiaries in Peru.

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

Financial and Operating Leases: The Bank offers financial and operating leases specifically designed for acquiring fixed assets.

Capital Markets: The Bank assists its clients in mitigating market risk through hedging instruments such as, futures, forwards, options and swaps.

Trading: The bank offers an internet-based trading platform, available for retail and institutional clients, which allows them to buy/sell securities in the Colombian Stock Exchange.

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

Cash Management: The Bank provides support to its clients through efficient cash management, offering a portfolio of standard products that allows clients to make payments and collections through different channels. Our payables and receivables services provide solutions to process and reconcile transactions accurately, efficiently, and in a timely manner. We also offer a comprehensive reporting solution, providing the data that is required by customers’ internal processes. In addition, the Bank designs and creates custom-made products in order to address our clients’ specific payment and collection needs. These include a variety of real time web services, straight through processing (STP) and messaging through Swift Net solutions.

Foreign Currency and Trade Finance: The Bank offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions. The Bank also provides trade finance solutions with products such as Letters of Credit, Standby Letters of Credit and Bills Collection.

Bancassurance and Insurance: The Bank distributes diverse insurance products (life, auto, commercial, and homeowner’s insurance) written by Compañía Suramericana de Seguros, one of the main insurance companies in Colombia. In addition, Bancolombia offers unemployment insurance written by Sure General Cardif Colombia S.A.

Investment Banking: The Bank, through its subsidiary Banca de Inversión, offers a wide variety of value-added services, including project and acquisition finance, debt and equity capital markets, principal investments (in real estate, industrials, construction), M&A, restructurings and structured corporate lending across all economic sectors.

Trust and Fiduciary Services: The Bank, through its subsidiary Fiduciaria Bancolombia offers a broad and diversified portfolio of services for companies and individuals, meeting their needs with tailored services. These services include managing escrow accounts, multiple investment funds, and real estate funds.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and innovate in its product portfolio. Below is a brief description of the new products and services introduced in 2016:

Nequi (Digital Bank): In June 2016, the Bank launched its signature pilot project Nequi, a 100% digital bank that operates independently from the Bancolombia brand. This product is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Bancolombia’s branch network. Nequi users can open a savings account, transfer cash, make payments, withdraw cash from Bancolombia ATMs, and recharge their prepaid cell phone plans. As of December 31, 2016, this app had over 122,713 downloads, 29,771 total users and 6,834 active users who have made at least one transaction over the last three months.

MAIN LINES OF BUSINESS

The Bank manages its business through nine main operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, Off Shore, and All other.

For a description and discussion of these segments, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results by Segment”.

B.2.	OPERATIONS

See Note 3 to the Consolidated Financial Statements as of December 31, 2016 included in this Annual Report for a description of the principal markets in which the Bank competes, including a breakdown of total interest and valuation income by category of activity and geographic market for each of the last two fiscal years.

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

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), an ATM network, online and computer banking, telephone banking, mobile phone banking services, and points of sale (or “Puntos de Atención Cercano”), among others. Transactions performed through electronic channels represented more than 91.02% of all transactions in 2016, up from 83.6% of all transactions in 2015. In addition, as of December 31, 2016, Bancolombia had a sales force of approximately 13,374 employees.

The following are the distribution channels offered by Bancolombia as of December 31, 2016.

Branch Network

As of December 31, 2016, Bancolombia’s consolidated branch network consisted of 1,247 offices, including 817 from Bancolombia S.A., 97 from Banco Agricola, 45 from Banistmo, 208 from BAM and 80 from other subsidiaries.

Company*	Number of branches 2016	Number of branches 2015	Number of branches 2014	Number of branches 2013
Bancolombia S.A.(unconsolidated)	817	827	826	844
Bancolombia Panama	1	1	1	1
Bancolombia S.A. Panama Branch	1	1	1	1
Leasing Bancolombia (1)	20	21	21	21
Renting Colombia	22	23	19	17
Valores Bancolombia	6	7	11	11
Valores Bancolombia Panamá S.A.	1	1	1	1
Banca de Inversión	2	2	2	2
Fiduciaria Bancolombia	6	5	7	7
Bancolombia Puerto Rico International Inc.	1	1	1	1
SUFI	3	3	3	6
Arrendamiento Operativo CIB S.A.C. (2)	1	1	1	1
Fondo Inversión Arrend.Operativo Renting Perú I (2)	-	1	1	1
Inversiones CFNS S.A.S.	2	2	2	2
Banco Agrícola	97	97	98	98
Arrendadora Financiera S.A.	1	1	1	1
Valores Banagricola, S.A. de C.V.	1	1	1	1
Capital Investments SAFI S.A.	1	1	1	1
Transportempo S.A.S	1	1	1	1
Leasing Perú S.A.	1	1	1	1
FiduPerú S.A. Sociedad Fiduciaria (previously Fiduciaria GBC S.A.)	1	1	1	1

Company*	Number of branches 2016	Number of branches 2015	Number of branches 2014	Number of branches 2013
Banistmo	45	47	50	50
Financomer	8	8	7	8
BAM (Guatemala) (3)	208	220	-	-
Tuya S.A. Compañía de Financiamiento (4)	-	-	4	6
Factoring Bancolombia S.A. (5)	-	-	-	1
Seguros Banitsmo (6)	-	-	4	4
Uff Móvil S.A.S. (7)	-	-	1	1
Total	1,247	1,274	1,067	1,090

* For some subsidiaries, their central office is considered a branch.

(1)	On September 30, 2016, Leasing Bancolombia S.A. was absorbed by Bancolombia. Bancolombia, as the surviving entity, became the holder of the rights and liabilities of Leasing, and assumed responsibility for managing Leasing´s existing portfolio of products and services.Leasing Bancolombia assigned to Bancolombia the “Leasing Bancolombia” trademark, which has thereafter been used to identify a division of Bancolombia.
(2)	Renting Perú S.A.C. changed its legal name to Arrendamiento Operativo CIB S.A.C. The offices operated for the Localiza franchise in Peru are included in the total number of branches reported for Arrendamiento Operativo CIB S.A.C.
(3)	Bancolombia Panama acquired an additional 20% interest in GAH on December 30, 2015, reaching 60% and consolidating the full operation in 2016.
(4)	Bancolombia S.A. sold 50% of its stake in Compañía de Financiamiento Tuya S.A. on October 31, 2016. Bancolombia S.A. will no longer consolidate such company, although it will still own 50% of the company’s common equity.
(5)	On October 15, 2014, Factoring Bancolombia completed the transfer of all of its assets, liabilities and commercial agreements to Bancolombia S.A., its parent company. Factoring Bancolombia assigned to Bancolombia the “Factoring Bancolombia” trademark, which has thereafter been used to identify a division of Bancolombia.
(6)	On February 23, 2015, Banistmo S.A. sold its insurance operation to Suramericana S.A.
(7)	Bancolombia S.A. sold its 80.59% stake in Uff Movil S.A.S. in 2015.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2016, Bancolombia has a total of 8,746 banking correspondents, including 8,080 in Colombia, 128 in Panama and 538 in El Salvador.

Puntos de Atención Móviles “PAM”

PAMs consist of commercial advisors who visit small towns in Colombia periodically to offer Bancolombia’s products and services. As of December 31, 2016, there were a total of 627 PAMs.

Kiosks

Kiosks, which are used only in El Salvador, are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2016, there were a total of 226 kiosks.

Automatic Teller Machines “ATMs”

Bancolombia has a total of 5,418 ATMs, including 4,307 in Colombia, 574 in El Salvador, 358 in Panama, and 179 in Guatemala.

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

Electronic Funds Transfer at Point of Sale or Punto de Atención Cercano “PAC”

Through our own network of 5,694 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to debit card PINs, among others.

Mobile Phone Banking Service

Our clients can conduct a variety of transactions using their cell phones, including fund transfers between Bancolombia accounts, account balance inquiries, purchase of prepaid cell phone air time and payment of bills and invoices.

B.6.	PATENTS, LICENSES AND CONTRACTS

The Bank is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers). However, the contracts with service providers described below are important to the Bank’s business:

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

The Bank’s software for processing credit card services is provided by First Data Corp., an electronic commerce and payment processing services provider for financial institutions.

The Bank’s technology platform infrastructure and management is provided by Tata Consultancy Services Ltd., a company specialized in providing technology services.

If we were required to replace any of Todo1 Services Inc., Allus Global BPO Center, IQ Outsourcing S.A., First Data Corp. or Tata Consultancy Services Ltd., as service providers of the Bank, or if any of those service providers were not to fulfill their respective contractual obligations, our business could suffer, and we might be required to incur additional costs to find replacement providers.

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

In 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million. In addition, Bancolombia Panama acquired 40% of the common shares of Grupo Agromercantil for USD 217 million. In 2013, Grupo Aval acquired 100% of the Guatemalan Reformador Financial Group (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. In 2013, some competitors started operations in Colombia: Itau BBA entered the market with an investment bank, as did BNP Paribas; Credicorp acquired Correval (a local brokerage firm); Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta; Banco Santander returned to the Colombian market with a bank; and the Chilean company Larrain Vial started operations with a brokerage firm. During 2014, the entry of new entities continued as the financing company Hipotecaria, specialized in mortgage loans, which began operations in March 2014; also, in June 2014, Corpbanca completed the acquisition of Helm Bank, keeping Corpbanca’s brand; additionally, in 2014 the bank GNB Sudameris acquired 99.9% of the capital of HSBC Colombia and now operates under the brand GNB Colombia. In October 2014, GNB Sudameris acquired GNB Colombia. In 2015, the Chilean group CorpBanca merged with the Itaú of Brazil and Bancolombia sold 50% of its shares in Tuya SA to Grupo Exito. In December 2015, Bancolombia also acquired an additional 20% interest in Grupo Agromercantil, bringing its interest to 60% in total.

As of December 31, 2016, according to the SFC, the main participants in the Colombian financial system were 25 commercial banks (14 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 16 financing companies (4 leasing companies and 12 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions, and pension and severance pay funds also participate in the Colombian financial system.

Market and Credit Institutions’ Evolution in 2016

During 2016, the Colombian economy continued its downward trend, with an annual GDP growth of 2%, lower than the 3.1% of 2015, but above the expectations of the market analysts. The economic activities that contributed to GDP growth were financial services, construction and manufacturing industry. The economic activity that subtracted from GDP growth was mining and quarrying. Inflation in 2016 was 5.75%, 102bp less than 2015, and still above the target range of the Central Bank by 175bp. Food and housing groups were the main contributors to this gap, however among cost categories health care rose the most, by 8.14% compared to 2015. Due to the Colombian Central Bank's (CCB) objective inflation policy and the expectations of rate hikes given by the Federal Reserve in the United States, among other reasons, CCB continued raising the interest rate to 7.75% during the first half of 2016. In response to signals of recovery in macroeconomic indicators, CCB lowered rates in the second half of the year, ending 2016 with the rate at 7.25%. In 2016, the Colombian peso appreciated 4.72%. In spite of this, the trade deficit narrowed by 25.8% due to a larger drop in imports (17%) compared to the reduction in exports (13%).

In 2015, Colombian financial institutions began reporting their consolidated financial results under IFRS. However, in the case of credit institutions (including banks, financial corporations, financing companies and financial cooperatives), the SFC has allowed the presentation of stand-alone financial statements under Colombian Banking GAAP, following Decree 1851 of August 2013, which regulates the Law 1314 of 2009 concerning the technical regulatory framework for the institutions that report their financial results. Accordingly, following information includes figures are under Colombian Banking GAAP regulation, as reported by Colombian credit institutions to the SFC. Loan growth at Colombian credit institutions was 7.86% in 2016, compared to 16.85% in 2015. Commercial loans grew by 4.35% in 2016, compared to 12.97% in the previous year. Consumer loans increased 13.18% in 2016, less than the 13.95% in 2015. Mortgage loans continued performing well, with increases of 13.50% compared with 52.16% in 2015, but small business loans grew by only 6.66% in 2016, down from 16.82% in 2015.

The credit institutions’ level of past-due loans as a percentage of the total loan portfolio increased from 2.86% in December 2015 to 3.19% in December 2016. The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), ended 2016 at 154.29%, compared to 156.85% at the end of 2015.

At the end of 2016, the loans portfolio represented 64.94% of the credit institutions’ total assets, down from 65.52% at the end of 2015. Investments and derivatives, as a percentage of total assets increased from 19.78% in 2015 to 20.85% in 2016. Deposits as a percentage of the total balance of gross loans decreased from 88.27% in 2015 to 85.75% in 2016.

As of December 31, 2016, credit institutions recorded COP 635.5 trillion in total assets, representing a 15.58% increase compared to a year earlier. Based on total assets held by Colombian credit institutions, banks had a market share of 95.40%, followed by financial corporations with 2.22%, financing companies with 1.88%, and financial cooperatives with 0.49%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 15.85% in December 2016 (including banks, financial corporations, financing companies and financial cooperatives), which is well above the minimum legal requirement of 9%. With the effectiveness of Decree 1771 of 2012 and the external circular 20 of 2013 of the Financial Superintendence, a new capital regime for credit institutions was established in order to strengthen the quality of equity of financial institutions to ensure they have the capacity to absorb losses in the development of their activities.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia unconsolidated and its main competitors unconsolidated, based on information under Colombian Banking GAAP regulation and published by the SFC.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dic-16	Dic-15	Dic-16	Dic-15	Dic-16	Dic-15	Dic-16	Dic-15	Dic-16	Dic-15
Bancolombia	13.31%	13.06%	1.96%	2.13%	2.95%	2.78%	189.20%	177.11%	16.20%	15.76%
Banco de Bogotá	26.72%	15.74%	5.33%	2.99%	2.55%	2.31%	133.51%	140.48%	20.80%	20.69%
Davivienda	17.37%	15.73%	2.12%	1.92%	2.95%	2.39%	141.31%	176.02%	13.95%	14.20%
BBVA	12.79%	15.81%	0.99%	1.20%	2.66%	2.20%	148.47%	153.57%	12.87%	13.51%
Banco de Occidente	12.95%	12.49%	1.61%	1.50%	2.96%	2.72%	140.42%	135.43%	13.23%	11.30%
Banco Corpbanca	(4.22%)	8.59%	(0.49%)	1.01%	2.90%	2.18%	179.61%	185.70%	12.96%	12.96%
Banco Colpatria	15.87%	15.84%	1.38%	1.38%	4.46%	4.45%	134.50%	130.13%	11.36%	11.32%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.
(2)	ROA is return on average assets.

The following tables illustrate the market shares for Bancolombia S.A. (on an unconsolidated basis) and its main competitors with respect to various key products, based on figures published by the SFC as of December 31, 2016, 2015 and 2014:

Total Net Loans
Market Share

Total Net Loans – Market Share (%)	2016	2015	2014
Bancolombia	25.05%	22.69%	23.04%
Banco de Bogotá	13.25%	13.78%	13.86%
Davivienda	14.46%	13.82%	13.50%
BBVA	10.14%	10.61%	10.29%
Banco de Occidente	6.71%	7.31%	6.91%
Banco Corpbanca	5.41%	6.06%	6.34%
Banco Colpatria	4.98%	5.16%	5.34%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts
Market Share

Checking Accounts – Market Share (%)	2016	2015	2014
Bancolombia	22.47%	25.28%	23.72%
Banco de Bogotá	24.55%	19.23%	19.82%
Davivienda	9.20%	9.94%	10.23%
BBVA	10.86%	9.73%	9.89%
Banco de Occidente	11.01%	11.39%	11.51%
Banco Corpbanca	3.54%	4.20%	4.24%
Banco Colpatria	3.21%	3.51%	3.54%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits
Market Share

Time Deposits – Market Share (%)	2016	2015	2014
Bancolombia	21.68%	15.23%	14.59%
Banco de Bogotá	12.16%	14.67%	17.01%
Davivienda	13.34%	13.53%	12.58%
BBVA	13.27%	11.17%	12.11%
Banco de Occidente	4.76%	4.51%	5.94%
Banco Corpbanca	8.16%	9.27%	8.69%
Banco Colpatria	6.36%	7.42%	6.61%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Saving Accounts
Market Share

Saving Accounts – Market Share (%)	2016	2015	2014
Bancolombia	23.94%	22.70%	23.09%
Banco de Bogotá	13.07%	13.14%	11.67%
Davivienda	14.28%	12.37%	12.54%
BBVA	10.63%	12.44%	11.86%
Banco de Occidente	5.68%	6.29%	6.67%
Banco Corpbanca	3.98%	6.42%	5.66%
Banco Colpatria	4.41%	4.08%	4.52%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Banco Agrícola and its Competitors

In 2016, Banco Agricola continued to lead the Salvadorian financial system and ranked first in terms of total assets, loans, deposits, stockholders equity and profits. The information presented in the following tables relates to Banco Agrícola and its competitors on a stand-alone basis and was prepared based on El Salvador accounting standards. The following table illustrates the market share for the main institutions of the Salvadorian financial system for the year ended on December 31, 2016:

	Assets	Stockholders` Equity	Loans	Deposits	Profits
Banco Agrícola	27.4%	26.5%	27.2%	26.9%	46.8%
Cuscatlán	8.8%	12.6%	8.5%	9.1%	(0.5%)
Davivienda	14.5%	14.0%	14.9%	13.3%	16.4%
Scotiabank	12.9%	14.8%	14.1%	12.8%	11.5%
BAC	12.6%	11.2%	13.0%	12.8%	15.6%
Promerica	6.7%	5.0%	6.8%	7.2%	9.3%
Others	17.1%	15.9%	15.5%	17.8%	0.9%

Sources: ABANSA (Asociación Bancaria Salvadoreña) and SSF (Superintendencia del Sistema Financiero de El Salvador).

The following tables illustrate the market share of Banco Agricola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA), as of December 31, 2016 and 2015:

Total Loans
Market Share

Total Loans - Market Share (%)	2016	2015(1)
Banco Agrícola	27.2%	27.9%
Cuscatlán	8.5%	9.2%
Davivienda	14.9%	15.1%
Scotiabank	14.1%	14.8%
BAC	13.0%	12.0%
Promerica	6.8%	6.9%
Others	15.5%	14.1%

Source: Ratios are calculated by Banco Agricola based on figures published by ABANSA and SSF.

(1)	The participation in 2015 varies from the one presented in the 20F of 2015 because Banco Industrial was included into ABANSA in 2016 therefore there was a restatement of the information reported in 2015 in order to be comparable with 2016. Banco Industrial is included in “Others” line.

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2016	2015(1)
Banco Agrícola	22.3%	23.0%
Cuscatlán	13.3%	19.1%
Davivienda	10.4%	11.4%
Scotiabank	9.4%	7.7%
BAC	20.2%	19.5%
Promerica	7.1%	7.5%
Others	17.3%	11.8%

Source: Ratios are calculated by Banco Agricola based on figures published by ABANSA and SSF.

(1)	The participation in 2015 varies from the one presented in the 20F of 2015 because Banco Industrial was included into ABANSA in 2016 therefore there was a restatement of the information reported in 2015 in order to be comparable with 2016. Banco Industrial is included in “Others” line.

Time Deposits
Market Share

Time Deposits - Market Share (%)	2016	2015(1)
Banco Agrícola	21.3%	21.8%
Cuscatlán	5.6%	5.4%
Davivienda	15.2%	14.9%
Scotiabank	15.1%	16.3%
BAC	10.7%	10.6%
Promerica	9.7%	10.3%
Others	22.4%	20.8%

Source: Ratios are calculated by Banco Agricola based on figures published by ABANSA and SSF.

(1)	The participation in 2015 varies from the one presented in the 20F of 2015 because Banco Industrial was included into ABANSA in 2016 therefore there was a restatement of the information reported in 2015 in order to be comparable with 2016. Banco Industrial is included in “Others” line.

Saving Accounts
Market Share

Saving Account - Market Share (%)	2016	2015(1)
Banco Agrícola	39.0%	38.3%
Cuscatlán	9.9%	11.5%
Davivienda	13.3%	14.4%
Scotiabank	12.9%	13.6%
BAC	8.7%	8.8%
Promerica	4.1%	4.2%
Others	12.1%	9.3%

Source: Ratios are calculated by Banco Agricola based on figures published by ABANSA and SSF.

(1)	The participation in 2015 varies from the one presented in the 20F of 2015 because Banco Industrial was included into ABANSA in 2016 therefore there was a restatement of the information reported in 2015 in order to be comparable with 2016. Banco Industrial is included in “Others” line.

Banistmo and its Competitors

Banistmo, a leading company in Panama, is the second largest bank in the country, with 10.8% market share based on outstanding loans. The information presented in the following tables was prepared based on Panama accounting standards. The following table illustrates the market shares for the main institutions of the Panamanian financial system as of and for the year ended December 31, 2016.

MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	9.1%	9.2%	10.8%	12.0%	3.0%
Banco General	14.7%	10.4%	15.1%	20.6%	22.1%
Global Bank	6.5%	4.7%	8.4%	5.7%	4.1%
Banesco	4.0%	3.2%	4.1%	6.5%	3.3%
BAC	7.3%	22.2%	5.4%	6.0%	27.8%
Others	58.4%	50.3%	56.2%	49.2%	39.7%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

The following tables illustrate the market share of Banistmo stand-alone and its main competitors, based on figures published by the Superintendency of Banks of Panama, in accordance with Panamanian banking regulations, as of December 31, 2016 and 2015:

Total Loans

Market Share

Total Loans - Market Share (%)	2016	2015
Banistmo	10.8%	10.7%
Banco General	15.1%	14.3%
Global Bank	8.4%	7.9%
Banesco	4.1%	4.3%
BAC	5.4%	5.2%
Others	56.2%	57.6%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Saving Accounts

Market Share

Saving Account - Market Share (%)	2016	2015
Banistmo	13.0%	13.8%
Banco General	25.8%	24.4%
Global Bank	5.4%	5.4%
Banesco	13.1%	14.5%
BAC	3.1%	3.1%
Others	39.6%	38.8%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2016	2015
Banistmo	12.2%	13.0%
Banco General	24.6%	22.8%
Global Bank	3.8%	3.9%
Banesco	4.7%	4.6%
BAC	9.0%	8.9%
Others	45.7%	46.8%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Time Deposits

Market Share

Time Deposits - Market Share (%)	2016	2015
Banistmo	11.6%	11.1%
Banco General	16.8%	16.5%
Global Bank	6.6%	6.6%
Banesco	4.4%	4.4%
BAC	6.0%	6.1%
Others	54.6%	55.3%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Banco Agromercantil de Guatemala, S.A. and its Competitors

In 2016, Banco Agromercantil maintained its position as the fourth-largest bank in Guatemala in terms of assets, loans, deposits and stockholders’ equity. The Guatemalan financial system has a total of 18 banks. The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB (Superintendencia de Bancos de Guatemala). The following table illustrates the market share for the main institutions of the financial system as of and for the year ended December 31, 2016:

MARKET SHARE
	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Industrial	27.9%	23.0%	27.6%	24.3%	32.2%
Banrural	20.7%	23.9%	20.0%	23.5%	21.8%
Banco G&T Continental	18.1%	15.1%	15.8%	18.1%	15.3%
Banco Agromercantil	8.3%	8.8%	10.7%	7.7%	5.7%
BAC-Reformador	6.6%	7.2%	8.4%	7.1%	4.4%
Bantrab	6.4%	7.2%	6.5%	6.9%	11.6%
Citibank	2.2%	2.7%	2.6%	2.5%	1.1%
Others*	9.8%	12.1%	8.4%	9.9%	7.9%

Source: SIB (Superintendencia de Bancos de Guatemala).

The following tables illustrate the market share of Banco Agromercantil and its main competitors, based on figures published by the SIB as of December 31, 2016 and 2015:

Total Loans
Market Share

Total Loans - Market Share (%)	2016	2015
Banco Industrial	27.6%	27.1%
Banrural	20.0%	21.4%
Banco G&T Continental	15.8%	16.5%
Banco Agromercantil	10.7%	10.6%
BAC-Reformador	8.4%	8.1%
Bantrab	6.5%	5.4%
Citibank	2.6%	2.7%
Others*	8.4%	8.2%

Source: SIB (Superintendencia de Bancos de Guatemala).

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2016	2015
Banco Industrial	31.3%	31.2%
Banrural	22.0%	20.2%
Banco G&T Continental	17.3%	17.9%
Banco Agromercantil	7.8%	7.9%
BAC-Reformador	9.9%	10.0%
Bantrab	1.2%	1.3%
Citibank	1.9%	2.8%
Others*	8.6%	8.7%

Source: SIB (Superintendencia de Bancos de Guatemala).

Time Deposits
Market Share

Time Deposits - Market Share (%)	2016	2015
Banco Industrial	18.4%	19.9%
Banrural	21.6%	20.7%
Banco G&T Continental	17.1%	17.0%
Banco Agromercantil	7.2%	7.4%
BAC-Reformador	5.6%	6.0%
Bantrab	13.5%	13.2%
Citibank	3.4%	2.1%
Others*	13.2%	13.7%

Source: SIB (Superintendencia de Bancos de Guatemala).

Saving Accounts
Market Share

Saving Accounts - Market Share (%)	2016	2015
Banco Industrial	24.1%	24.6%
Banrural	30.0%	29.2%
Banco G&T Continental	21.4%	21.5%
Banco Agromercantil	8.3%	8.7%
BAC-Reformador	5.2%	5.3%
Bantrab	3.6%	3.8%
Citibank	1.5%	1.7%
Others*	5.9%	5.2%

* Others. .. Includes the followings banks: Internacional, Promerica, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

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

Superintendency of Finance

The SFC is the authority responsible for supervising and regulating financial institutions, including commercial banks such as the Bank, finance corporations, financing companies, financial services companies and insurance companies, all of which require prior authorization of the SFC before commencing operations. Regulations issued by the SFC must comply with decrees issued by the Ministry of Finance. The SFC has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The SFC can also conduct on-site inspections of Colombian financial institutions.

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

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, as modified by among others, Law 510 of 1999, Law 546 of 1999, Law 795 of 2003 and Law 1328 of 2009.

Decree 663 of 1993 defined the structure of the Colombian financial system, establishes a set of permitted activities wilthin the system and defines several forms of business entities, including: (i) credit institutions (establecimientos de crédito) (which are further categorized into banking institutions, such as the Bank, finance corporations (corporaciones financieras), financing companies (compañias de financiamiento) and finance cooperatives (cooperativas financieras)); (ii) financial services entities (sociedades de servicios financieros); (iii) capitalization corporations (sociedades de capitalización); (iv) insurance companies (entidades aseguradoras); and (v) insurance intermediaries (intermediarios de seguros). Furthermore, Decree 663 of 1993 sets forth (i) the procedure applicable for mergers and acquisitions, spin-offs, and other corporate reorganizations of the aforementioned entities, (ii) specific regulations that apply to the issuance and sale of shares and other securities by such entities, and (iii) certain rules regarding the activies of officers and ]directors of such institutions, among others. Finally, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the SFC.

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

The SFC has authority to implement applicable regulations and, accordingly, from time to time issues administrative resolutions and circulars. By means of External Circular 029 of 2014, the SFC compiled the rules and regulations applicable to financial institutions and other entities under its supervision. Likewise, by means of External Circular 100 of 1995 (the “Basic Accounting Circular”), it compiled all accounting rules applicable to financial institutions and its other supervised entities.

Financial institutions are subject to further rules if they engage in additional activities. Law 964 of 2005 (securities market law) regulates securities intermediation activities, which may be performed by banks, and securities offerings. External Resolution 8 of 2000 (foreign exchange regulations), and Resolution 4 (as hereinafter defined) issued by the board of directors of the Central Bank, defined the different activities that banks, including the Bank, may perform as currency exchange intermediaries, including lending in foreign currencies and investing in foreign securities.

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

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes Depósitos a Término Fijo (“DTF”) rate, which is published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of April 24, 2017, the DTF was 6.48%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or Interés Bancario Corriente, certified and calculated by the SFC as the average rate of interest ordinarily charged by banks for loans made during a specified period. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2016, the banking interest rate for small business loans was 36.73% and for all other loans was 22.34%.

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

In 2014, the Ministry of Finance issued Decree 1648 of 2014 and Decree 2392 of 2015 establishing criteria for hybrid instruments to be considered additional basic capital (Additional Tier I).

As of December 31, 2016, the Bank’s technical capital ratio was 13.26%, exceeding the requirements of the Colombian government and the SFC by 426 basis points. As of December 31, 2015, the Bank’s technical capital ratio was 12.46%.

For more information, see Item 5. “Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy.”

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. The minimum capital requirement for banks, including Bancolombia S.A., for 2016 is COP 85,240 million. Failure to meet such requirement can result in the taking of possession (toma de posesión) of the Bank by the SFC (see “Bankruptcy Considerations”).

Capital Investment Limit

For entities incorporated in Colombia, all investments in subsidiaries and other authorized capital investments, excluding those made in order to abide by legal requirements, may not exceed 100% of the total aggregate capital, equity reserves and the equity re-adjustment account of the respective bank, financial corporation or commercial finance company excluding unadjusted fixed assets and including deductions for accumulated losses.

Mandatory Investments

Central Bank regulations require financial institutions, including the Bank, to hold minimum mandatory investments in debt securities issued by Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), a Colombian public financial institution that finances production and rural activities to support the agricultural sector. The amount of these mandatory investments is calculated by applying a fixed percentage (ranging from 4.3% to 5.8%, depending on the type of liability) to the quarterly average of the end of day balances of certain liabilities, primarily, deposits and short-term debt. The investment balance is computed at the end of each quarter. Any required adjustment (due to a change in the quarterly average between periods) results in the purchase of additional securities or may result in redemption by Finagro at of securities in excess of the requirement. The purchase of additional securities takes place during the month following the date as of which the computation was performed.

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

Resolution 9 also defines the foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s technical capital. In accordance with Resolution 9, the three business days’ average must be calculated on a daily basis and the foreign currency position in cash for any single business day can be negative as long as it does not exceed 20% of the bank’s technical capital.

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

Colombian residents who borrow funds in foreign currency my be required to post with the Central Bank non-interest bearing deposits for a specified term, but currently although the size of the required deposit is currently zero. Such deposits would not be required in certain cases, including foreign currency loans aimed at financing Colombian investments abroad, or for short-term exportation loans, provided that these loans are disbursed against the funds of Banco de Comercio Exterior – Bancoldex.

External Resolution 8 of 2000 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries for the purpose of avoiding the deposit requirement described above. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

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

Pursuant to Decree 663 of 1993, as amended, any transaction resulting in an individual or entity holding 10% or more of the outstanding shares of any Colombian financial institution, including, in the case of the Bank, transactions resulting in holding ADRs representing 10% or more of the subscribed capital stock of the Bank, is subject to the prior authorization of the SFC. For that purpose, the SFC must evaluate the proposed transaction based on the criteria and guidelines specified in Decree 663 of 1993. Transactions entered into without the prior approval of the SFC are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to Colombian and foreign investors.

Bankruptcy Considerations

Colombian banks and other financial institutions are not subject to the laws and regulations that generally govern the insolvency, restructuring and liquidation of industrial and commercial companies, but rather are subject to special rules, the most important details of which are summarized below.

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

Within two months (extensible for two additional months) from the date in which the SFC takes possession of a bank, the SFC must decide which measures to adopt. The decision is to be made with the purpose of permitting depositors, creditors and investors to obtain full or partial payment of their credits and must be submitted to Fondo de Garantías de Instituciones Financieras’ (Fogafin) previous opinion.

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

With respect to liquidity risk, financial entities must meet a liquidity coverage test that ensures their ability to hold liquid assets sufficient to cover potential net cash outflows for a period of 30 days. Net cash outflows for this purpose are contractual maturities of assets (interbank borrowings, financial assets investments, loans and advances to customers, derivative financial instruments) minus contractual maturities of liabilities (demand deposits, time deposits, interbank deposits borrowings from other financial institutions, debt securities, derivative financial instruments) occurring within a period of 30 days. For purposes of this calculation, liabilities does not include projections of future transactions. The maturity of the loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation.

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

Regulatory Framework for Subsidiaries that are Non-Participants in the Financial Sector

All of Bancolombia’s Colombian subsidiaries that are not part of the financial services are governed by the laws and regulations embodied in the Colombian Civil Code and the Colombian Commercial Code as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by said subsidiaries.

International regulations applicable to Bancolombia and its subsidiaries

FATCA

FATCA, which is U.S. federal tax legislation enacted in 2010, imposes a 30% withholding tax on ‘withholdable payments’ made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some cases, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, “U.S. accountholders”) to the IRS. FATCA also requires participating FFIs to withhold on “passthru payments” (which include both “withholdable payments” and certain non-U.S.-source payments) made to account holders who do not provide information to the FFIs to determine their U.S. accountholder’s status – “recalcitrant accountholders” – and to FFIs that do not sign an FFI Agreement with the IRS (such FFIs, “nonparticipating FFIs”). “Withholdable payments” generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. This withholding will take effect on a “phased” schedule, which started in July 2014 with respect to certain payments.

Among the countries where Bancolombia operates, Colombia, the Cayman Islands, and Panama have signed an IGA Model 1. Peru has reached an agreement in substance with the IRS, and consented to be treated as having an IGA in effect. In addition, certain subsidiaries of Bancolombia located in other countries have transmitted directly to the IRS the information required pursuant to FATCA, since they have not entered into an IGA.

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

In order to implement Basel III capital standards, the Superintendency of Banks of the Republic of Panama issued in January 2015 an agreement on Capital Adequacy. This agreement sets forth the new composition of a banking institution’s capital base, as well as the new capital adequacy ratio, including tier 1 core capital ratio and tier 1 capital ratio, all consistent with Basel III standards. This agreement became effective in June 2016, and the new standards will be implemented, progressively, from that date until they are fully applicable in January 2019.

With respect to liquidity, banks operating under a general banking license, or General License Banks, are currently required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks. Additionally, General License Banks are required to maintain assets in Panama of no less than 85% of their local deposits or any other percentage fixed by the Superintendency of Banks. Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are immune from attachment or seizure proceedings.

Panamian regulations also require all financial institutions to maintain a legal reserve for certain obligations. The Superintendency of Banks may require additional marginal reserves. The exact level and method of calculation of these reserve requirements is set by the Superintendency of Banks.

As for credit risk, in March, 2016, the Superintendency of Banks of the Republic of Panamá issued Accord No.3-2016, which sets forth new risk weights applicable to on and off-balance sheet credit exposures, which are more risk sensitive in line with Basel II. The Accord introduces the treatment of counterparty exposures in derivatives transactions, as well as credit risk mitigation techniques, such as the treatment of financial collaterals.

In Panama, banks are prohibited from granting, directly or indirectly, to any individual or legal person, including any entity that is part of the economic group of a bank, any loan or credit facility, guarantee or any other obligation (other than credit facilities fully secured by deposits in the bank) (“Credit Facilities”) in favor of said person exceeding at any time, individually or jointly, 25% of the total regulatory capital of the bank. Obligations to related parties (as such term is defined in the applicable regulations) that exceed (i) 5% of its total capital, in the case of unsecured transactions, and (ii) 10% of its total capital, in the case of secured transactions (other than loans secured by deposits in the bank), are prohibited.

Banks and banking groups (defined as the holding company and all direct and indirect subsidiaries of the holding company) are subject to inspection by the Superintendency of Banks, which must take place at least once every two years. The Superintendency of Banks is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities. The Superintendency of Banks can assume the administrative and operating control of a bank, including possession of its assets and seizure of its management in order to defend the best interest of the bank’s depositors and creditors, under any of the following grounds: (i) at the request of the bank; (ii) if the bank may not continue operations without endangering the interests of the depositors; (iii) as a consequence of the evaluation of an advisor’s report; (iv) noncompliance with the measures ordered by the Superintendency of Banks; (v) if the bank carries out its operations in an illegal, negligent or fraudulent manner; (vi) if the bank has suspended payment of its obligations; and (vii) if the Superintendency of Banks confirms that capital adequacy, solvency or liquidity of the bank has deteriorated in such a way as to require the Superintendency of Banks intervention. Upon expiration of the period of administrative control, the Superintendent will decide whether to proceed with the reorganization of the bank, the compulsory liquidation of the bank or the return of administrative and operating control to the directors or legal representatives of the bank, as the case may be.

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

Other Regulations in Panama

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

5. The introduction of provisions regarding clearing and settlement of securities and financial instruments, which will bring more stability and security to transactions;

6. The creation of new participants to promote over-the-counter transactions, such as entities acting as central counterparties, and infrastructure providers for the over-the-counter market.

The principal aspects of the securities business covered by the Law-Decree 1 of 1999 as amended, and the agreements and resolutions issued by the Superintendency of the Securities Market of the Republic of Panama are (i) licensing requirements of securities brokers, investment advisors, fund administrators and self-regulated organizations, (ii) registration requirements of risk rating agencies, securities price suppliers, securities, public offerings, funds and administrative service suppliers of the securities market, (iii) authorization for requesting voting powers regarding registered securities, (iv) notification requirements of public offerings for the acquisition of registered shares, (v) options, futures contracts and derivatives, (vi) custody, clearing and settlement of securities, (vii) penalization procedures and penalties, (viii) voluntary wind up, reorganization and bankruptcy of securities brokers, self-regulated organizations, funds, and fund administrators, (ix) reporting of issuers of registered securities, securities brokers, investment advisors, funds, fund administrators, self-regulated organization and other registered entities, (x) on-site inspection of securities brokers, investment advisors, self-regulated organizations, funds, fund administrators, administrative service suppliers of the securities market, securities price suppliers and rating agencies, (xi) capital requirements, liquidity requirements, risk assessment, confidentiality, conflict of interest, suitability, compliance and money laundering of securities brokers and (xii) communication of events of importance by issuers of registered securities.

Panama has also enacted a series of laws in order to prevent, detect and punish money-laundering activities. In Panama, anti-money laundering requirements are primarily regulated by (i) Executive Decree No. 136 of June 9, 1995, which created a Financial Analysis Unit (“UAF”) for the Prevention of Money Laundering, and (ii) Law No. 23 of April 27, 2015 (“Law 23”), regulated by Executive Decree No. 363 of August 13, 2015, whereby banks and trust corporations, among other financial institutions, are required to perform their operations with due diligence and due care conducive to preventing said operations, to be performed with funds, or over funds, generated from activities related to money laundering.

Law 23 and Accord No. 7-2015 provide that the following entities are deemed to be “supervised entities” for purposes of money laundering, financing of terrorism or any other illicit activity: (i) banks; (ii) bank groups; (iii) trust corporations; (iv) leasing companies; (v) factoring companies; (vi) credit, debit or pre-paid card processing entities; (vii) companies engaged in remittances or wire transfers; and (viii) companies that provide any other service related to trust companies. These entities must take necessary measures to prevent their operations and/or transactions from being used for money laundering, financing of terrorism or any other illicit activity. Non-compliance with Law 23, or those dictated by the pertinent authorities of supervision of each activity for which there is no specific sanction established, is subject to fines ranging from US$5,000 to US$1,000,000.

Financial Regulation in El Salvador

In 2011, Decree 592, entitled “Supervision and Regulation of the Financial System” (Ley de Supervisión y Regulación del Sistema Financiero) was enacted in order to strengthen the State’s organization, adapting all supervision and regulatory institutions to the economic reality of the financial system. Decree 592 states that the Superintendency of the Financial System and the Central Reserve Bank of El Salvador are mandated to supervise all members of the financial system and to approve the necessary regulation for the adequate application of Decree 592.

Decree 592’s main objectives are to maintain stability in the Salvadorian financial system, to guarantee efficiency, transparency, security and solidity within the system, and to bring all its members in compliance with this law, and other applicable laws and regulations, all in accordance with best international practices.

The Superintendency of the Financial System is responsible for the supervision of the individual and consolidated activities of all the members in the Salvadorian financial system, as well as the people, operations and entities described in the law. Decree 592 establishes all the powers and duties of the Superintendency, some of which are: (i) to fulfill and enforce the regulations applicable to the entities subject to its supervision and issue all the necessary instructions for compliance of the laws applicable to the system; (ii) to authorize the establishment, function, operation, intervention, suspension, modification, revocation of authorizations and closure of all members of the system, in accordance with regulations. In the event of closure, the Superintendency will coordinate with the entities involved the actions established by the law; (iii) risk prevention through the monitoring and management of the members within the system with a view toward the prudential management of liquidity and capital adequacy; (iv) facilitation of an efficient, transparent and organized financial system; (v) to require that all supervised entities and institutions be managed in accordance with the best international practices of risk management and corporate governance; and (vi) all other legal requirements.

In 2015, the Salvadorian congress amended Decree 592 in order to include within the scope of the supervision of the Superintendency of the Financial System all legal entities dedicated to the money transfer business. In 2016 another was amendment to Decree 592 was enacted in order to define the requirements that must be met by valuation experts when elaborating valuation reports in connection with guarantees of loans granted by financial entities.

Banking Law of El Salvador

On 1999, The Congress of the Republic of El Salvador enacted Decree 697, which regulates the financial intermediation activities and other operations performed by banks. Banks are required to establish the regulatory reserve requirements set by the Superintendency of the Financial System in accordance with the deposits and liabilities of each bank.

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2016 are:

Ordinary Reserve Requirements %
Checking accounts	25.0%
Saving accounts	20.0%
Time deposits	20.0%
Borrowings from foreign banks	5.0%
Long-term debt (1)	15.0% - 20.0%

(1) 15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year.

Monetary Integration Law of El Salvador

The Monetary Integration Law adopted the U.S. dollar as the legal currency, establishing a fixed exchange rate of 8.75 Colones per USD 1.00. The colón continues to have unrestricted legal circulation, but the Central Reserve Bank has been replacing it with the U.S. dollar each time colón bills and coins are used in commercial transactions.

Since the implementation of the Monetary Integration Law, all financial operations, such as bank deposits, loans, pensions, securities offerings and any other activities performed through the financial system, as well as the accounting records, must be expressed in U.S. dollars. The operations or transactions of the financial system made or agreed in Colones before the effective date of the Monetary Integration Law are expressed in U.S. dollars at the exchange rate established in such law.

Financial Transactions Tax

In 2014, the Congress the Republic of El Salvador enacted the "Financial Transactions Tax Law". Pursuant to the financial transactions tax law, financial entities act as withholding agents for the tax to be applied on financial transactions and of the liquidity control tax, each of which are calculated at the time the customer conducts financial transactions. The financial transactions tax is 0.25% on taxable transactions exceeding USD 1,000. The tax for liquidity control is 0.25% on cash transactions of deposit, withdrawals and payments in excess of a monthly aggregate amount of USD 5,000.

The transactions subject to the financial transactions tax are: (i) payments of goods and services by checking or debit card, (ii) payments by wire transfers, (iii) transfers to third parties by any means, and (iv) transactions between financial entities based on any statement of their customers. In December 2016, the aforementioned law was amended in order to exclude from its scope certain transactions executed in the Salvadorian stock market. Such amendment was enacted in order to stimulate investment in the local stock market.

Investment Funds Law

The investment funds law seeks to encourage economic activity by providing small investors with access to capital markets, diversification of their investments and channeling their savings into productive sectors, in order to generate higher economic growth.

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

In 2016, The Central Bank enacted Technical Standards (“Normas Técnicas”) in order to apply this Law. Such technical standards include, standards regarding the investment funds permitted transactions, standards related to the disclosure of information, etc.

Financial Regulation in Guatemala

Decree 16 of 2002 sets forth the scope of the activities of Banco de Guatemala in its capacity as Central Bank of the country, establishing as its fundamental purpose contributing to the creation and maintenance of the most favorable conditions for an orderly development of the national economy, for which it shall facilitate the monetary, foreign exchange and credit conditions that promote stability in general prices.

Pursuant to Decree 16 of 2002, the Guatemalan Central Bank’s main objectives are to (i) be the national currency issuer, (ii) assure the effective functioning of the national payments system, (iii) assure an adequate liquidity level in the banking system, (iv) receive in deposit bank reserve requirements and statutory deposits, (v) manage international reserves.

Furthermore, Decree 16 of 2002 regulates the activities of the Monetary Board as governing body of the Central Bank and the Guatemalan financial system. Pursuant to Decree 16 of 2002, the Monetary Board has the following attributions with respect to the Guatemalan financial system: (i) determine and assess the monetary, currency exchange and credit policies of the country; (ii) ensure liquidity and solvency of the national banking system; (iii) regulate aspects related to bank reserves and statutory deposits; (iv) regulate the Banking Clearing House Chamber; (v) authorize the investment policy of international monetary reserves; (vi) establish the minimum reserves required in order to strengthen the Central Bank´s net worth; (vii) issue regulations with respect to the financial system and financial activities, and; (viii) approve any provisions or rules submitted for its consideration by the Superintendency of Banks or by the Central Bank, as applicable.

The Superintendency of Banks is created and regulated by Decree 18 of 2002. The Decree establishes the scope of the Superintendency´s regulatory and supervisory activities within the financial system. Thus, the Superintendency of Banks is in charge of the supervision of entities such as the Central Bank, banks, financial corporations, credit institutions, bond entities, insurance entities, warehouse deposit companies, currency exchange offices, financial groups and holding companies of financial groups, and other entities as mentioned by law.

Pursuant to Decree 18 of 2002, the Superintendency of Banks, in order to achieve its purpose, shall exercise the following functions:

a)	Supervise financial entities so they can maintain adequate liquidity and solvency levels that enable them to timely and fully perform their obligations, and to assess and properly manage their risks.

b)	Issue instructions intended to remediate any deficiencies or irregularities found in the activities of financial entities.

c)	Impose any applicable penalties and fines to financial institutions in accordance to applicable the laws and regulations.

d)	Supervise and inspect with the broadest attributions all sources and systems of information of the supervised financial entities, including, but not limited to, accounting records, reports, contracts, documents and any other information the Superintendence deems necessary.

e)	Require information on any of the financial entities´ activities, acts, trust operations and financial condition, either individually, or where appropriate, in a consolidated manner.

f)	Perform its supervision activities on a consolidated basis.

g)	Assess risk policies, procedures, standards and systems of financial entities, and in general terms, ensure that they have integral risk management processes.

h)	Ensure overall and uniform compliance with the accounting standards, in compliance with the regulations issued for such purposes by the Monetary Board.

i)	Ensure compliance with the regulations issued by the Monetary Board requiring financial entities to provide sufficient, trustworthy and timely information to the public on their activities and their financial situation, individually, and where applicable, in a consolidated manner.

j)	Publish sufficient, trustworthy and timely information on the financial situation of the financial entities subject to its supervision, either individually or in a consolidated manner.

The following are some of the main considerations taken into account by the Superintendency of Banks in determining compliance with applicable regulations:

a)	Minimum Reserve Requirements: Banking institutions are subject to a minimum reserve requirement of 14.6% over the deposits received by the institution, which must be kept in the form of immediately available deposits with the Guatemalan Central Bank. To verify compliance with the regulation, banking institutions must provide the Superintendence of Banks with a daily report detailing the minimum reserve requirement.

b)	Loan Loss Reserves: In accordance with limitations specified by the Banks and Financial Groups Law and regulations issued by the Monetary Board, banking institutions, financial service entities, offshore entities and other financial institutions must carry out quarterly delinquency assessments of their credit and record reserves based on estimates of non-recoverability. Banking institutions and financial corporations must provide to the Superintendence of Banks monthly reports concerning outstanding credits in effect and movements and appraisals of credit portfolios in accordance with criteria specified by the Monetary Board. Additionally, the Superintendence of Banks carries out on-site reviews in which it evaluates payment ability and payment fulfillment of debtors and requests the institutions to record that necessary reserves be based on the non-payment risk.

c)	Capital Requirements: As specified in regulations issued by the Monetary Board, banking institutions in Guatemala must have a minimum capital adequacy ratio (risk-weighted assets to equity) of 10%, which is consistent with the Basel I guidelines. Banks must submit a weekly report to the Superintendence of Banks for monitoring compliance with this requirement.

d)	Related Party Transactions: In its on-site reviews the Superintendence of Banks verifies that financial institutions are in compliance with Monetary Board regulations limiting transactions between related parties. Related parties may transact business with one another provided they do so in accordance with their normal standards of business.

In addition, when a bank has a deficit in its regulatory capital (deficiencia patrimonial), it must immediately report it to the Superintendence of Banks. The Monetary Board will immediately order the suspension of operations of a bank that has suspended payment of its obligations and has a deficit in regulatory capital that exceeds 50% of equity, or if it has not submitted to the Superintendence of Banks a recovery plan, or if such plan has been rejected or has not been complied with. In such a case, the Monetary Board will name an Assets and Liabilities Exclusion Board which will be responsible for suspending the obligations of the entity and closing its operations. If, after suspension of operations, the Board of Assets and Liabilities Exclusion reports to the Monetary Board that dissolution is inevitable, the Monetary Board must then instruct the Superintendence of Banks to request a judicial declaration of bankruptcy. Once bankruptcy proceedings commence, the Savings Protection Fund participates as the entity in charge of the recovery of depositor funds.

Decree 19 of 2002 regulates the creation, organization, merging, activities, operations, functioning, suspension of operations and winding up of banks and financial entities, as well as the establishment and closure of branches and representation offices of foreign banks in Guatemala.

Decree 19 of 2002 also establishes that the members of the board of directors and general managers of the above-mentioned entities shall be held civilly, administrative and criminally accountable for the performance of their duties and, therefore, will respond unlimitedly with their personal assets with respect to liability for fines, damages and other monetary sanctions, directors and general managers are subject to potentially unlimited personal liability.

This decree also allows financial entities to form financial groups or conglomerates under the common control of a holding entity or to designate one of the financial entities of the group as its holding company. The identification as a financial group does not entail that the financial group becomes a separate legal entity, rather, the purpose of such identification is to allow the Superintendency of Banks to perform its supervision tasks on a consolidated basis.

Other Regulations in Guatemala

Decree 94 of 2000 permits and regulates the use, transfer and payment in foreign currencies, as well as the use of foreign currency accounts and deposits within the Guatemalan financial system. Corporations and other entities that wish to offer securities denominated in foreign currencies must obtain prior authorization from the Monetary Board.

The Anti-Money Laundering Law (Ley Contra el Lavado de Dinero u Otros Activos) was enacted to prevent and control money laundering in connection with criminal activities. Regulations issued by the Superintendency of Banks in accordance with this law went into effect on April 26, 2002. Among other things, the law and regulations created the Financial Intelligence Unit within the Superintendence of Banks under the name of Special Verification Intendence (Intendencia de Verificación Especial – IVE). The Special Verification Intendence has been developing a national network for the prevention, control and surveillance of money-laundering activities. Penalties for non-compliance with anti-money laundering laws and regulations, which are set forth in the Superintendence of Banks Resolution 43-2002, include fines or jail time for bank directors or employees and the suspension or cancellation of a financial institution’s license.

In August 2005, Guatemala’s Congress approved Decree No. 58-2005 which contains the Law to Prevent and Repress Terrorism Financing. This law is based on the requirements and recommendations of the United Nation’s International Convention for the suppression of Terrorism Financing, the UN’s 1373 Resolution from the Security Council and the FATF 9 Special Recommendations. Approval of the Law to Prevent and Repress Terrorism Financing places Guatemala as the first country in Central America and second in Latin America to have specific legislation concerning terrorist financing. The law provides penalties such as seizure of assets, imprisonment or imposition of fines to any director, officer, stockholder or owner of financial entities found guilty of violating it.

C.	ORGANIZATIONAL STRUCTURE

The following are the subsidiaries of Bancolombia:

The following is a list of subsidiaries of Bancolombia as of December 31, 2016:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100%
Renting Colombia S.A.	Colombia	Operating leasing	100%
Transportempo S.A.S.	Colombia	Transportation	100%
Valores Simesa S.A.	Colombia	Investments	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
BIBA Inmobiliaria S.A.S.	Colombia	Real estate broker	100%
FCP Fondo Colombia Inmobiliario.	Colombia	Real estate broker	62.55%
Prosicol S.A.S. (In liquidation)	Colombia	Pre-operating stage	68.57%
Fideicomiso "Lote Abelardo Castro".	Colombia	Mercantil trust	68.23%
Bancolombia Panamá S.A.	Panama	Banking	100%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100%
Banagrícola S.A.	Panama	Investments	99.16%
Banistmo S.A.	Panama	Banking	100%
Banistmo Investment Corporation S.A.	Panama	Trust	100%
Financomer S.A.	Panama	Financial services	100%
Banistmo Asset Management Inc. (non-operational stage)	Panama	Purchase and sale of securities	100%
Banistmo Capital Markets Group Inc. (non-operational stage)	Panama	Purchase and sale of securities	100%
Van Dyke Overseas Corp. (non-operational stage)	Panama	Real estate broker	100%
Inmobiliaria Bickford S.A. (non-operational stage)	Panama	Real estate broker	100%
Williamsburg International Corp. (non-operational stage)	Panama	Real estate broker	100%
Leasing Banistmo S.A.	Panama	Leasing	100%
Anavi Investment Corporation S.A. (non-operational stage)	Panama	Real estate broker	100%
Desarrollo de Oriente S.A. (non-operational stage)	Panama	Real estate broker	100%
Steens Enterpresies S.A. (non-operational stage)	Panama	Portfolio holder	100%
Ordway Holdings S.A. (non-operational stage)	Panama	Real estate broker	100%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.36%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Investments	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100%
Fondo de Inversión en Arrendamiento Operativo - Renting Perú	Peru	Car Rental	100%

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly
Capital Investments SAFI S.A.	Peru	Trust	100%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81%
Leasing Perú S.A.	Peru	Leasing	100%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%
Grupo Financiero Agromercantil Holding S.A.	Guatemala	Holding	60.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	60.00%
Mercom Bank Ltd.	Guatemala	Banking	60.00%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance company	59.17%
Financiera Agromercantil S.A.	Guatemala	Financial services	60.00%
Agrovalores S.A.	Guatemala	Securities brokerage	60.00%
Tarjeta Agromercantil S.A. (In liquidation)	Guatemala	Credit Card	60.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance company	60.00%
Asistencia y Ajustes S.A.	Guatemala	Services	60.00%
Serproba S.A.	Guatemala	Maintenance and remodelling services	60.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	60.00%
Conserjería, Mantenimiento y Mensajería S.A.	Guatemala	Maintenance services	60.00%
Media Plus S.A.	Guatemala	Advertising and marketing	60.00%
New Alma Enterprises Ltd.	Bahamas	Investments	60.00%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100%
Bancolombia Caymán S.A.	Islas Cayman	Banking	100%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%

D.	PREMISES AND EQUIPMENT

As of December 31, 2016, the Bank owned COP 3,116 billion in premises and equipment (including assets that are part of our operating leasing business). COP 1,520 billion correspond to land and buildings, of which approximately 96.73% are used for administrative offices and branches in 58 municipalities in Colombia, 25 municipalities in El Salvador, 9 municipalities in Guatemala and 4 municipalities in Panama. Likewise, COP 717 billion correspond to computer equipment, of which 11.18% relate to the central computer and servers of the Bank and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment.

In addition to its own branches, the Bank occupies 858 rented offices.

The following table illustrate the amount of premises and equipment for each country as of December 31, 2016:

Country	Amount
In millions of COP
Colombia	2,236,601
Costa Rica	98
El Salvador	283,866
Guatemala	165,573
Panamá	321,004
Perú	108,009
Puerto Rico	546
Total	3,115,697

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information should be read in conjunction with the Consolidated Financial Statements as well as Item 5, “Operating and Financial Review and Prospects”. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with IFRS as issued by the IASB and the related interpretations issued by the IFRIC.

The consolidated selected statistical information as of and for the year ended December 31, 2014 includes the selected statistical information of Bancolombia and its Subsidiaries, without reflecting any pro-forma calculation of the effect of the acquisition of the majority ownership of Grupo Agromercantil, while consolidated selected statistical information as of and for the years ended December 31, 2016 and 2015 corresponds to the Bank and its Subsidiaries, including all Subsidiaries as to which Bancolombia acquired control as a result of the 2015 acquisition of additional shares of Grupo Agromercantil.

E.1.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances have been calculated as follows: for the years ended December 31, 2016 and 2015, for each month, the actual month-end balances were established. The average balance for each period is the arithmetic average of the monthly balances. The Bank has calculated the average balances using quarterly IFRS balances for the year ended December 31, 2014, as we believe such balances are representative of our operations and it would be too costly to produce average balances using monthly balances under IFRS for 2014.

In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2016, 2015 and 2014, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31, (1)
	2016			2015			2014
	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate
	In millions of COP, except percentages
ASSETS
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	1,434,974	119,889	8.4%	1,180,507	74,237	6.3%	909,396	105,614	11.6%
Foreign activities	1,905,163	41,113	2.2%	1,594,096	20,752	1.3%	1,937,558	17,473	0.9%
Total	3,340,137	161,002	4.8%	2,774,603	94,989	3.4%	2,846,954	123,087	4.3%
Investment securities (2)
Domestic activities	7,114,398	481,316	6.8%	7,929,171	253,161	3.2%	8,627,917	322,438	3.7%
Foreign activities	5,364,736	262,644	4.9%	3,684,896	113,608	3.1%	2,665,992	141,154	5.3%
Total	12,479,134	743,960	6.0%	11,614,067	366,769	3.2%	11,293,909	463,592	4.1%
Loans and Financial Leases (3)
Domestic activities	87,289,606	11,494,684	13.2%	79,835,468	8,739,998	10.9%	68,434,591	7,388,145	10.8%
Foreign activities	57,291,045	3,815,489	6.7%	45,190,581	2,521,782	5.6%	31,028,592	1,704,084	5.5%
Total	144,580,651	15,310,173	10.6%	125,026,049	11,261,780	9.0%	99,463,183	9,092,229	9.1%
Total interest-earning assets
Domestic activities	95,838,978	12,095,889	12.6%	88,945,146	9,067,396	10.2%	77,971,904	7,816,197	10.0%
Foreign activities	64,560,944	4,119,246	6.4%	50,469,573	2,656,142	5.3%	35,632,142	1,862,711	5.2%
Total	160,399,922	16,215,135	10.1%	139,414,719	11,723,538	8.4%	113,604,046	9,678,908	8.5%
Total non-interest-earning assets
Domestic activities	15,656,149			10,050,646			10,149,131
Foreign activities (4)	17,411,162			15,383,212			11,674,133
Total Assets	33,067,311			25,433,858			21,823,264
Total interest and non-interest earnings assets
Domestic activities	111,495,127	12,095,889		98,995,792	9,067,396		88,121,035	7,816,197
Foreign activities (4)	81,972,106	4,119,246		65,852,785	2,656,142		47,306,275	1,862,711
Total Assets (5)	193,467,233	16,215,135		164,848,577	11,723,538		135,427,310	9,678,908

(1) The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances

(2) Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(3) Includes performing loans only.

(4)The percentage of total average assets attributable to foreign activities was 42.4%, 39.9% and 34.9% respectively, for the fiscal years ended December 31, 2016, 2015 and 2014.

(5) As of December 31, 2016, 2015 and 2014 the Bank average total assets includes the assets of the discontinued operation.

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2016			2015			2014
	Average Balance	Interest Paid	Average Yield / Rate (2)	Average Balance	Interest Paid	Average Yield / Rate (2)	Average Balance	Interest Paid	Average Yield / Rate (2)
	In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Domestic activities	10,960,605	15,175	0.1%	11,034,571	17,778	0.2%	10,877,728	19,929	0.2%
Foreign activities	10,511,089	42,473	0.4%	7,538,081	16,060	0.2%	5,587,845	2,800	0.1%
Total	21,471,694	57,648	0.3%	18,572,652	33,838	0.2%	16,465,573	22,729	0.1%
Savings deposits
Domestic activities	33,763,375	866,387	2.6%	30,937,835	528,806	1.7%	28,097,124	442,206	1.6%
Foreign activities	12,653,306	192,413	1.5%	9,837,665	142,111	1.4%	6,904,204	103,498	1.5%
Total	46,416,681	1,058,800	2.3%	40,775,500	670,917	1.6%	35,001,328	545,704	1.6%
Time deposits
Domestic activities	27,813,915	2,128,861	7.7%	23,284,367	1,322,738	5.7%	21,273,104	1,061,542	5.0%
Foreign activities	23,375,945	720,532	3.1%	18,944,955	443,488	2.3%	13,131,180	305,107	2.3%
Total	51,189,860	2,849,393	5.6%	42,229,322	1,766,226	4.2%	34,404,284	1,366,649	4.0%
Funds purchased and securities sold under agreements to repurchase
Domestic activities	2,514,533	130,912	5.2%	2,795,234	128,858	4.6%	1,332,438	96,847	7.3%
Foreign activities	529,575	6,492	1.2%	450,720	3,327	0.7%	419,069	5,087	1.2%
Total	3,044,108	137,404	4.5%	3,245,954	132,185	4.1%	1,751,507	101,934	5.8%
Borrowings from development and other domestic banks (3)
Domestic activities	5,228,949	232,899	4.5%	4,603,982	130,156	2.8%	4,402,506	241,206	5.5%
Foreign activities	598,092	17,232	2.9%	270,205	7,475	2.8%	71,804	7,472	10.4%
Total	5,827,041	250,131	4.3%	4,874,187	137,631	2.8%	4,474,310	248,678	5.6%
Interbank borrowings (3) (4)
Domestic activities	-	-	0.0%	-	-	0.0%	-	-	0.0%
Foreign activities	14,004,249	307,178	2.2%	10,502,220	183,555	1.7%	7,679,133	135,635	1.8%
Total	14,004,249	307,178	2.2%	10,502,220	183,555	1.7%	7,679,133	135,635	1.8%
Long-term debt
Domestic activities	5,885,689	613,321	10.4%	5,907,501	495,168	8.4%	4,884,212	353,695	7.2%
Foreign activities	13,556,293	738,827	5.5%	10,735,079	580,314	5.4%	7,947,893	442,133	5.6%
Total	19,441,982	1,352,148	7.0%	16,642,580	1,075,482	6.5%	12,832,105	795,828	6.2%
Total interest-bearing liabilities
Domestic activities	86,167,066	3,987,555	4.6%	78,563,490	2,623,504	3.3%	70,867,112	2,215,425	3.1%
Foreign activities	75,228,549	2,025,147	2.7%	58,278,925	1,376,330	2.4%	41,741,128	1,001,732	2.4%
Total	161,395,615	6,012,702	3.7%	136,842,415	3,999,834	2.9%	112,608,240	3,217,157	2.9%
Total non-interest bearing liabilities
Domestic activities	8,541,148	-	-	5,744,793	-	-	3,760,403	-	-
Foreign activities (5)	2,657,346	-	-	3,366,523	-	-	3,573,771	-	-
Total	11,198,494	-	-	9,111,316	-	-	7,334,174	-	-

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2016			2015			2014
	Average Balance	Interest Paid	Average Yield / Rate (2)	Average Balance	Interest Paid	Average Yield / Rate (2)	Average Balance	Interest Paid	Average Yield / Rate (2)
	In millions of COP, except percentages
Stockholders' equity
Domestic activities	15,715,483	-	-	15,512,136	-	-	14,756,128	-	-
Foreign activities (5)	5,157,640	-	-	3,344,666	-	-	252,887	-	-
Total	20,873,123	-	-	18,856,802	-	-	15,009,015	-	-
Total interest and non-interest bearing liabilities and stockholders’ equity
Domestic activities	110,423,697	3,987,555	-	99,820,419	2,623,504	-	89,383,643	2,215,425	-
Foreign activities (5)	83,043,535	2,025,147	-	64,990,114	1,376,330	-	45,567,786	1,001,732	-
Total Liabilities and Stockholders’ Equity (6)	193,467,232	6,012,702	-	164,810,533	3,999,834	-	134,951,429	3,217,157	-

(1)	The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	See Item 4. “Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.
(3)	Includes both short-term and long-term borrowings.
(4)	Includes borrowings from banks located outside Colombia.
(5)	The percentage of total average liabilities attributable to foreign activities was 45.1%, 42.2% and 37.8% respectively, for the fiscal years ended December 31, 2016, 2015 and 2014.
(6)	As of December 31, 2016, 2015 and 2014 the Bank average total liabilities and stockholder's equity includes the liabilities and stockholder's equity of the discontinued operation.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015; and the fiscal year ended December 31, 2015, compared to the fiscal year ended December 31, 2014. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2015-2016 Increase (Decrease) Due To Changes in:			2014-2015 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	16,002	24,392	40,394	17,049	(48,426)	(31,377)
Foreign activities	4,049	13,648	17,697	(4,471)	7,750	3,279
Total	20,051	38,040	58,091	12,578	(40,676)	(28,098)
Investment securities (1)
Domestic activities	(26,014)	283,277	257,263	(22,309)	(46,968)	(69,277)
Foreign activities	51,791	66,795	118,586	31,414	(58,960)	(27,546)
Total	25,777	350,072	375,849	9,105	(105,928)	(96,823)
Loans and financial leases
Domestic activities	816,043	1,773,092	2,589,135	1,248,112	103,741	1,351,853
Foreign activities	675,245	487,836	1,163,081	790,285	27,413	817,698
Total	1,491,288	2,260,928	3,752,216	2,038,397	131,154	2,169,551
Total interest-earning assets
Domestic activities	806,031	2,080,761	2,886,792	1,242,852	8,347	1,251,199
Foreign activities	731,085	568,279	1,299,364	817,228	(23,797)	793,431
Total	1,537,116	2,649,040	4,186,156	2,060,080	(15,450)	2,044,630
Interest-bearing liabilities:
Checking deposits
Domestic activities	(119)	(2,501)	(2,620)	253	(2,404)	(2,151)
Foreign activities	6,334	14,400	20,734	4,155	9,105	13,260
Total	6,215	11,899	18,114	4,408	6,701	11,109
Savings deposits
Domestic activities	48,296	265,076	313,372	48,555	38,045	86,600
Foreign activities	40,674	7,486	48,160	42,376	(3,763)	38,613
Total	88,970	272,562	361,532	90,931	34,282	125,213
Time deposits
Domestic activities	257,315	459,434	716,749	114,256	146,940	261,196
Foreign activities	103,726	140,465	244,191	136,096	2,285	138,381
Total	361,041	599,899	960,940	250,352	149,225	399,577
Funds purchased and securities sold under agreements to repurchase
Domestic activities	(12,940)	16,668	3,728	67,434	(35,423)	32,011
Foreign activities	582	2,198	2,780	234	(1,994)	(1,760)
Total	(12,358)	18,866	6,508	67,668	(37,417)	30,251
Borrowings from development and other domestic banks
Domestic activities	17,668	74,907	92,575	5,696	(116,746)	(111,050)
Foreign activities	9,071	310	9,381	5,489	(5,486)	3
Total	26,739	75,217	101,956	11,185	(122,232)	(111,047)

	2015-2016 Increase (Decrease) Due To Changes in:			2014-2015 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interbank borrowings
Domestic activities	-	-	-	-	-	-
Foreign activities	61,208	46,807	108,015	49,341	(1,421)	47,920
Total	61,208	46,807	108,015	49,341	(1,421)	47,920
Long-term debt
Domestic-activities	(1,828)	120,426	118,598	85,772	55,701	141,473
Foreign-activities	152,508	4,755	157,263	150,669	(12,488)	138,181
Total	150,680	125,181	275,861	236,441	43,213	279,654
Total interest-bearing liabilities
Domestic-activities	308,392	934,010	1,242,402	321,966	86,113	408,079
Foreign-activities	374,103	216,421	590,524	388,360	(13,762)	374,598
Total	682,495	1,150,431	1,832,926	710,326	72,351	782,677

(1) Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2016, 2015 and 2014, respectively.

	Interest-Earning Assets-Yield For the Fiscal Year Ended December 31,
	2016	2015	2014
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	95,838,978	88,945,146	77,971,904
Foreign activities	64,560,944	50,469,573	35,632,142
Total	160,399,922	139,414,719	113,604,046
Net interest income (1)
Domestic activities	8,108,334	6,443,892	5,600,772
Foreign activities	2,094,099	1,279,812	860,979
Total	10,202,433	7,723,704	6,461,751
Average yield on interest-earning assets
Domestic activities	12.62%	10.19%	10.02%
Foreign activities	6.38%	5.26%	5.23%
Total	10.11%	8.41%	8.52%
Net interest margin (2)
Domestic activities	8.46%	7.24%	7.18%
Foreign activities	3.24%	2.54%	2.42%
Total	6.36%	5.54%	5.69%
Interest spread (3)
Domestic activities	7.99%	6.86%	6.90%
Foreign activities	3.69%	2.90%	2.83%
Total	6.38%	5.49%	5.66%

(1)	Net interest income is loan interest income less interest accrued and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

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

For purposes of measurement and recognition of impairment in subsidiaries, affiliates, associates and joint ventures in separated financial statements, the controlled companies apply the impairment test in accordance with IAS 36 once indicators of impairment from IAS 39 are identified.

As of December 31, 2016, Bancolombia’s debt securities investment portfolio had carrying value of COP 11,672 billion.

The following table sets forth the carrying value of the Bank‘s investments in Colombian Government and foreign Governments and corporate securities and certain other financial investments as of the dates indicated (1).

	As of December 31,
	2016 (2)	2015 (2)	2014 (2)
	In millions of COP
Foreing currency-denominated
Securities issued by foreign Governments	3,413,867	4,443,307	1,789,280
Securities issued or secured by other financial entities	615,299	905,171	663,209
Securities issued or secured by Colombian Government	263,275	188,618	205,572
Securities issued or secured by the El Salvador Central Bank	-	43,913	23,638
Securities issued or secured by Government entities	12,376	9,997	7,830
Corporate bonds	480,713	531,044	148,017
Subtotal	4,785,530	6,122,050	2,837,546
Peso-denominated
Securities issued or secured by other financial entities	666,592	838,769	876,180
Securities issued or secured by the Colombian Government	4,640,877	4,644,051	6,333,255
Securities issued or secured by Government entities	1,532,312	1,475,055	1,423,619
Corporate bonds	47,170	33,218	32,337
Subtotal (3)	6,886,951	6,991,093	8,665,391
Total	11,672,481	13,113,143	11,502,937

(1)	For further information, see Note 5 “Financial assets investments and derivatives” to the Consolidated Financial Statements.
((2)	Includes debt securities only. Investments in equity securities were COP 1,388,172 million, COP 1,164,681 million and COP 1,281,286 million as of December 31, 2016, 2015 and 2014, respectively.
(3)	As of December 31, 2015, Compañía de Financiamiento Tuya S.A. a discontinued operation, had debt securities amounting to COP 30,271 million, which were classified in 'Securities issued or secured by Government entities' item. For further information see note 30 'Discontinued Operations”.

As of December 31, 2016, 2015 and 2014, Bancolombia held securities issued by foreign Governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value - (In millions of COP)	Investment Amount–Book Value (thousands of U.S. dollars)(1)
2016	Republic of Guatemala	1,428,337	476,000
	Republic of Panama	818,987	272,931
	U.S. Treasury	319,966	106,630
	Republic of Mexico	197,161	65,705
	Republic of Costa Rica	47,575	15,855
	Republic of El Salvador	569,479	189,781
	Republic of Brazil	32,358	10,784
2015	Republic of Guatemala	1,670,390	530,372
	Republic of Panama	923,470	293,214
	U.S. Treasury	523,707	166,284
	Republic of Mexico	479,304	152,186
	Republic of Costa Rica	123,196	39,117
	Republic of El Salvador	688,522	218,615
	Republic of Brazil	34,718	11,023
2014	Republic of Panama	811,489	339,186
	U.S. Treasury	203,223	84,943
	Republic of Mexico	449,018	187,680
	Republic of Costa Rica	74,968	31,335
	Republic of El Salvador	184,053	76,930
	Republic of Brazil	57,292	23,947
	Republic of Chile	9,237	3,861

(1)These amounts have been translated at the rate of COP 3,000.71 per USD 1.00 at December 31, 2016, COP 3,149.47 per USD 1.00 at December 31, 2015 and COP 2,392.46 per USD 1.00 at December 2014, which corresponds to the Representative Market Rate calculated on December 31, the last business day of the year.

As of December 31, 2016, the Bank’s peso-denominated debt securities portfolio amounted to COP 6,887 billion, reflecting a 1.49% decrease compared to December 31, 2015. The decrease resulted mainly from a reduction in holdings of Securities issued or secured by Government and financial entities. Peso-denominated debt securities issued by the Colombian government represented 67% of the Bank’s peso-denominated debt securities portfolio as of December 31, 2016.

Also, as of December 31, 2016, Bancolombia’s portfolio of securities issued by foreign governments amounted to COP 3,414 billion, a 23% decrease compared to December 31, 2015. This reduction resulted from a decrease in the Bank’s position in Mexican, Guatemalan and U.S. government bonds.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2016:

As of December 31, 2016 (1)
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 Years			Maturity more than 10 years		Total
	Balance	Yield %(2)	Balance	Yield %(2)	Balance	Yield %(2)	Balance	Yield %(2)	Balance	Yield %(2)
In millions of COP, except yields
Securities issued or secured by: Foreign currency.-denominated (3):
Foreign Governments	1,029,388	4.60%	1,338,424	2.16%	850,622	2.11%	195,433	0.06%	3,413,867	2.77%
Other financial entities	129,884	2.65%	219,082	2.27%	39,054	4.38%	227,278	0.00%	615,298	1.64%
Colombian Government	207,404	1.43%	-	0.00%	27,035	3.02%	28,835	3.32%	263,274	1.80%
Other Government entities	-	0.00%	12,376	4.71%	-	0.00%	-	0.00%	12,376	4.71%
Corporate bonds	10,204	5.50%	80,645	4.08%	332,282	5.95%	57,582	4.25%	480,713	5.42%
Subtotal	1,376,880	3.94%	1,650,527	2.29%	1,248,993	3.22%	509,128	0.69%	4,785,528	2.84%
Securities issued or secured by Peso-denominated (3)
Other financial entities	100,310	7.70%	114,488	10.45%	330,832	12.00%	76,085	11.22%	621,715	10.93%
Colombian Government	1,049,926	7.02%	2,835,118	6.59%	222,503	7.09%	41,455	6.77%	4,149,002	6.73%
Other Government entities	1,523,648	3.32%	4,734	7.16%	3,930	10.74%	-	0.00%	1,532,312	3.35%
Corporate bonds	5,614	6.76%	13,856	9.68%	27,700	10.96%	-	0.00%	47,170	10.09%
Subtotal	2,679,498	4.94%	2,968,196	6.76%	584,965	10.07%	117,540	9.65%	6,350,199	6.35%
Securities issued or secured by UVR-denominated (3)
Other financial entities	-	0.00%	1,890	2.21%	42,988	10.09%	-	0.00%	44,878	9.76%
Colombian Government	461,996	1.42%	29,880	2.69%	-	0.00%	-	0.00%	491,876	1.50%
Subtotal	461,996	1.42%	31,770	2.66%	42,988	10.09%	-	0.00%	536,754	2.19%
Total (COP)	4,518,374		4,650,493		1,876,946		626,668		11,672,481

(1) Includes debt securities only. Investments in equity securities were COP 1,388,172 million, COP 1,164,681 million and COP 1,281,286 million as of December 31, 2016, 2015 and 2014, respectively.

(2) Yield was calculated using the internal rate of return (IRR) as of December 31, 2016.

(3) Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

As of December 31, 2016, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank‘s equity:

		As of December 31,
		2016
Securities issued or secured by:	Issuer	Book Value	Fair value
		In millions of COP
Colombian Government	Ministry of Finance	4,776,670	4,776,670
Total		4,776,670	4,776,670

E.3.	LOAN PORTFOLIO

Types of loans

The following table shows the Bank’s loan portfolio classified into corporate, retail (including small and medium enterprise loans), financial leases and mortgage loans:

	As of December 31,
	2016	2015	2014
	In millions of COP
Domestic
Corporate (1)
Trade financing	3,479,077	3,380,106	2,896,799
Loans funded by development banks	1,861,669	1,306,888	703,152
Working capital loans	41,432,921	42,632,934	36,157,009
Credit cards	65,852	54,694	47,197
Overdrafts	121,555	126,888	67,060
Total corporate	46,961,074	47,501,510	39,871,217
Retail (1)
Credit cards	4,277,498	3,629,539	4,831,945
Personal loans	8,552,243	7,104,076	6,568,264
Vehicle loans	2,553,815	2,517,925	2,477,992
Overdrafts	226,575	203,439	210,283
Loans funded by development banks	1,033,879	884,490	783,610
Trade financing	404,481	372,339	424,596
Working capital loans	14,342,558	13,078,764	11,909,314
Total retail	31,391,049	27,790,572	27,206,004
Financial Leases	20,685,823	19,898,665	17,197,752
Mortgage	10,170,163	8,712,892	7,353,372
Total loans and leases	109,208,109	103,903,639	91,628,345
Allowance for loans and advances and lease losses	(5,529,506)	(4,312,564)	(4,028,866)
Total domestic loans, net	103,678,603	99,591,075	87,599,479
Foreign
Corporate (1)
Trade financing	15,474,410	15,192,611	6,248,364
Loans funded by development banks	9,375	12,576	6,162
Working capital loans	8,409,213	8,793,603	6,188,503
Credit cards	38,596	25,748	9,978
Overdrafts	9,232	6,661	7,140

	As of December 31,
	2016	2015	2014
	In millions of COP
Total corporate	23,940,826	24,031,199	12,460,147
Retail (1)
Credit cards	1,582,942	1,429,351	746,691
Personal loans	6,242,800	6,106,241	4,134,873
Vehicle loans	595,399	637,047	373,478
Overdrafts	64,085	74,492	53,213
Loans funded by development banks	77,284	66,149	41,242
Trade financing	312,542	242,403	128,668
Working capital loans	79,710	71,316	45,246
Total retail	8,954,762	8,626,999	5,523,411
Financial Leases	658,100	652,911	367,477
Mortgage	8,985,689	8,405,891	5,194,273
Total loans and leases	42,539,377	41,717,000	23,545,308
Allowance for loans and advances and lease losses	(1,092,405)	(936,191)	(760,391)
Total foreign loans, net	41,446,972	40,780,809	22,784,917
Total Foreign and Domestic Loans	145,125,575	140,371,884	110,384,396

(1) Corporate loans in this table are lower than the balances presented in Note 6 to Consolidated Financial Statements as Commercial loans in COP 15,357,808 and COP 14,360,043, as of 31 December 2016 and 2015, respectively. These amounts are presented as Retail loans in this table. Similarly, Retail loans also include the amounts presented in Note 6 to Consolidated Financial Statements as Small Business Loans for COP 1,062,724 and COP 886,913 and Consumer loans for COP 23,925,279 and COP 21,170,615 as of 31 December 2016 and 2015, respectively.

This difference in presentation is because loans are aggregated for marketing and selling purposes in a different way than they are aggregated for risk management purposes. Types of loans in this section follow the marketing and selling aggregation, whereas Note 6 to Consolidated Financial Statements follows risk management aggregation.

As of December 31, 2016, the Bank’s total loan portfolio amounted to COP 151,747 billion, up 4.21% as compared to COP 145,621 billion in 2015. Loan volume performance during 2016 was impacted by the devaluation of Peso against the Dollar and the moderate volume growth. For further discussion of some of these trends, please see Item 5. "Operating and Financial Review and Prospects-D. Trend information".

As of December 31, 2016, corporate loans amounted to COP 70,902 billion, or 46.72% of loans, and decreased 0.88% from COP 71,533 billion at the end 2015. The decrease in 2016 is mainly explained by significant prepayments by customers and amortization of existing loans. These prepayments are associated with domestic dollar denominated loans in Colombia that clients preferred to cancel in advance of the original contractual obligation due to increased uncertainty in the exchange rate. Additionally, due to weaker demand in our operations outside Colombia, the pace of origination of new domestic corporate loans was not fast enough to offset the scheduled amortization of the foreign portion of the corporate book.

Retail loans totaled COP 40,346 billion, or 26.59% of total loans, of which COP 14,795 billion were consumer loans (9.75% of total loans) and COP 14,422 billion were working capital loans (9.50% of total loans). Retail loans increased 10.79% over the year. During 2016, the demand for consumer credit was centered on credit cards and personal loans, but increasing interest rates during the first half of the year resulted in only moderate growth.

Corporate and retail loans totaled COP 111,248 billion in 2016. These loan categories correspond to the portfolio categories described in the consolidated financial statements as commercial, consumer and small business loans portfolio, which amounted to COP 86,260 billion, COP 23,925 billion and COP 1,063 billion, respectively, as of December 31, 2016. The difference is mainly explained by the classification of credit cards granted by the corporate saleforce, working capital loans and overdrafts, which are considered corporate loans for marketing and selling purposes, but are separated into such three different markets segments for purposes of impairment assessments.

Financial leases totaled COP 21,344 billion as of December 31, 2016, up 3.86% from COP 20,552 billion in 2015.

Mortgage loans totaled COP 19,156 billion and increased 11.90% over the year. This moderate growth is explained by the lower rate of economic growth in 2016, which in turn affected household disposable income and was reflected in lower demand for housing.

Borrowing Relationships

As of December 31, 2016, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented approximately 10.76% of the loan portfolio of the Bank and no single exposure represented more than 3% of the loan book. In addition, 100% of those loans were corporate loans.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2016:

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	In millions of COP
Domestic loans and financial leases
Corporate
Trade financing	3,467,677	11,400	-	3,479,077
Loans funded by development banks	13,642	507,168	1,340,859	1,861,669
Working capital loans	8,865,733	12,859,251	19,707,937	41,432,921
Credit cards	13,907	24,681	27,264	65,852
Overdrafts	121,555	-	-	121,555
Total corporate	12,482,514	13,402,500	21,076,060	46,961,074
Retail
Credit cards	208,234	2,292,675	1,776,589	4,277,498
Personal loans	295,083	6,816,248	1,440,912	8,552,243
Vehicle loans	66,045	1,857,768	630,002	2,553,815
Overdrafts	226,575	-	-	226,575
Loans funded by development banks	80,015	579,735	374,129	1,033,879
Trade financing	399,211	4,691	579	404,481
Working capital loans	3,356,652	8,166,482	2,819,424	14,342,558
Total retail	4,631,815	19,717,599	7,041,635	31,391,049
Financial leases	3,383,574	5,419,459	11,882,790	20,685,823
Mortgage	32,283	323,066	9,814,814	10,170,163
Total domestic loans and financial leases	20,530,186	38,862,624	49,815,299	109,208,109
Foreign loans and financial leases:
Corporate
Trade financing	1,553,608	9,130,111	4,790,691	15,474,410
Loans funded by development banks	-	1,973	7,402	9,375
Working capital loans	41,515	5,150,278	3,217,420	8,409,213
Credit cards	2	32,794	5,800	38,596
Overdrafts	9,232	-	-	9,232
Total corporate	1,604,357	14,315,156	8,021,313	23,940,826

Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
In millions of COP
Retail
Credit cards	7,252	1,447,081	128,609	1,582,942
Personal loans	71,276	1,764,863	4,406,661	6,242,800
Vehicle loans	4,132	391,148	200,119	595,399
Overdrafts	16,052	48,033	-	64,085
Loans funded by development banks	825	11,979	64,480	77,284
Trade financing	6,841	148,412	157,289	312,542
Working capital loans	7,938	60,226	11,546	79,710
Total retail	114,316	3,871,742	4,968,704	8,954,762
Financial leases	5,533	468,195	184,372	658,100
Mortgage	4,787	116,529	8,864,373	8,985,689
Total foreign loans and financial leases	1,728,993	18,771,622	22,038,762	42,539,377
Total loans	22,259,179	57,634,246	71,854,061	151,747,486

In general, the term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2016, 52.65% of the Bank’s loan portfolio has a maturity of five years or less.

Loans interest rate sensitivity

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2016:

As of December 31, 2016
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	64,582,756
Foreign-denominated	27,366,565
Total	91,949,321
Fixed Rate
Domestic-denominated	24,095,167
Foreign-denominated	13,443,819
Total	37,538,986
Loans with term of less than 1 year:
Domestic-denominated	20,530,186
Foreign-denominated	1,728,993
Total	22,259,179
Total loans	151,747,486

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes:

	As of December 31,
	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Domestic
Agricultural	3,360,479	3.1%	4,330,757	4.2%	4,030,994	4.4%
Mining products and oil	1,670,126	1.5%	1,791,910	1.7%	2,559,701	2.8%
Food, beverage and tobacco	4,992,305	4.6%	5,141,738	5.0%	4,148,724	4.5%
Chemical production	3,184,196	2.9%	2,871,547	2.8%	3,028,095	3.3%
Government	3,426,089	3.1%	3,131,339	3.0%	2,030,749	2.2%
Construction	14,122,163	12.9%	14,577,061	14.0%	11,515,240	12.6%
Trade and tourism	15,953,310	14.6%	14,934,712	14.4%	13,380,359	14.6%
Transportation and communications	7,484,105	6.9%	8,189,789	7.9%	5,200,661	5.7%
Public services	5,013,469	4.6%	4,881,297	4.7%	4,832,527	5.3%
Consumer services	28,673,632	26.3%	22,439,817	21.6%	21,109,019	23.0%
Commercial services	15,186,857	13.9%	15,956,430	15.3%	14,299,832	15.6%
Other industrial and manufacturing products	6,141,378	5.6%	5,657,242	5.4%	5,492,444	6.0%
Total domestic loans	109,208,109	100.0%	103,903,639	100.0%	91,628,345	100.0%
Foreign
Agricultural	2,210,219	5.2%	1,942,147	4.7%	752,267	3.2%
Mining products and oil	96,463	0.3%	355,825	0.9%	501,236	2.1%
Food, beverage and tobacco	556,798	1.3%	330,038	0.8%	323,446	1.4%
Chemical production	218,010	0.5%	331,651	0.8%	109,137	0.5%
Government	204,429	0.5%	668,463	1.6%	309,947	1.3%
Construction	4,496,434	10.6%	5,424,291	13.0%	3,609,264	15.3%
Trade and tourism.	6,056,928	14.2%	5,833,248	14.0%	3,362,533	14.3%
Transportation and communications	740,379	1.7%	1,588,048	3.8%	716,974	3.1%
Public services	4,626,201	10.9%	4,807,362	11.5%	2,757,506	11.7%
Consumer services	13,116,938	30.8%	12,634,026	30.2%	8,580,530	36.4%
Commercial services	5,753,166	13.5%	3,049,918	7.3%	56,333	0.2%
Other industrial and manufacturing products	4,463,412	10.5%	4,751,983	11.4%	2,466,135	10.5%
Total foreign loans	42,539,377	100.0%	41,717,000	100.0%	23,545,308	100.0%
Total Foreign and Domestic Loans	151,747,486	100.0%	145,620,639	100.0%	115,173,653	100.0%

Credit Categories

For the purpose of credit risk evaluation, loans and financial lease contracts are classified in accordance with the regulations of the SFC. For further details please see Note 31 to the Consolidated Financial Statements, section b. Credit Quality Analysis - Loans and Financial Leases.

The following table shows the Bank’s loan portfolio by type of loan for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2016	2015	2014
	In millions of COP
Commercial	86,259,708	85,892,752	65,473,755
Consumer	23,925,279	21,170,615	18,927,154
Small Business Loans	1,062,724	886,913	659,870
Financial Leases	21,343,923	20,551,576	17,565,229
Mortgage	19,155,852	17,118,783	12,547,645
Total loans and financial leases	151,747,486	145,620,639	115,173,653
Total allowance for loans and advances and lease losses	(6,621,911)	(5,248,755)	(4,789,257)
Total loans and advances to customers and financial institutions, net	145,125,575	140,371,884	110,384,396

Risk categories

The SFC provides the following minimum risk classifications, according to the financial situation of the borrower or the past-due days of the obligation. For further details please see Note 31 to the Consolidated Financial Statements, section b. Credit Quality Analysis - Loans and Financial Leases.

	As of December 31,
	2016	%	2015	%	2014	%
	In millions of COP, except percentages
“A” Normal Risk	136,471,216	89.9%	131,999,143	90.6%	105,475,511	91.6%
“B” Acceptable Risk	7,319,360	4.8%	7,682,616	5.3%	4,978,602	4.3%
“C” Appreciable Risk	3,582,671	2.4%	2,438,541	1.7%	1,865,897	1.6%
“D” Significant Risk	2,499,271	1.7%	1,821,582	1.3%	1,504,125	1.3%
“E” Unrecoverable Risk	1,874,968	1.2%	1,678,757	1.1%	1,349,518	1.2%
Total loans and financial leases	151,747,486	100.0%	145,620,639	100.0%	115,173,653	100.0%
Loans classified as “C”, “D” and “E” as a percentage of total loans	5.24%		4.08%		4.10%

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Domestic
Corporate
Trade financing	4,059	0.1%	24,733	0.7%	464	0.0%
Loans funded by development banks	-	0.0%	3,567	0.1%	4,264	0.2%
Working capital loans	579,989	15.2%	613,922	17.0%	461,505	16.9%
Credit cards	750	0.0%	1,167	0.0%	1,795	0.1%
Overdrafts	2,090	0.1%	1,339	0.0%	3,509	0.1%
Total corporate	586,888	15.4%	644,728	17.8%	471,537	17.3%
Retail
Credit cards	238,975	6.3%	231,865	6.4%	343,521	12.6%
Personal loans	370,686	9.7%	265,802	7.4%	239,261	8.7%

As of December 31,
2016	%	2015	%	2014	%
In millions of COP, except percentages
Vehicle loans	201,852	5.3%	133,846	3.7%	144,213	5.3%
Overdrafts	29,404	0.8%	24,994	0.7%	29,418	1.1%
Loans funded by development banks	49,331	1.3%	30,119	0.8%	40,132	1.5%
Trade financing	2,347	0.1%	1,759	0.1%	1,198	0.0%
Working capital loans	954,934	25.1%	755,713	21.0%	702,065	25.6%
Total retail	1,847,529	48.6%	1,444,098	40.1%	1,499,808	54.8%
Financial Leases	620,686	16.3%	936,382	26.0%	259,048	9.4%
Mortgage	750,164	19.7%	582,010	16.1%	507,588	18.5%
Total domestic past due loans	3,805,267	100.0%	3,607,218	100.0%	2,737,981	100.0%
Foreign
Corporate
Trade financing	261,943	16.6%	301,674	22.7%	97,646	12.6%
Loans funded by development banks	-	0.0%	291	0.0%	-	0.0%
Working capital loans	72,341	4.6%	99,330	7.5%	75,205	9.7%
Credit cards	748	0.0%	1,316	0.1%	170	0.0%
Overdrafts	-	0.0%	149	0.0%	36	0.0%
Total Corporate	335,032	21.2%	402,760	30.3%	173,057	22.3%
Retail
Credit cards	107,791	6.9%	79,573	6.0%	37,427	4.9%
Personal loans	341,619	21.6%	277,596	20.9%	203,487	26.4%
Vehicle loans	46,586	3.0%	41,015	3.1%	22,638	2.9%
Overdrafts	1,112	0.1%	2,755	0.2%	1,773	0.2%
Loans funded by development banks	96	0.0%	2,792	0.2%	1,249	0.2%
Trade financing	26,518	1.7%	11,639	0.9%	7,184	0.9%
Working capital loans	32,868	2.1%	4,912	0.4%	4,132	0.5%
Total retail	556,590	35.3%	420,282	31.7%	277,890	36.0%
Financial Leases	27,620	1.7%	23,381	1.8%	9,892	1.4%
Mortgage	659,524	41.8%	480,469	36.2%	311,389	40.3%
Total foreign past due loans.	1,578,766	100.0%	1,326,892	100.0%	772,228	100.0%
Total Foreign and Domestic past due loans	5,384,033	100.0%	4,934,110	100.0%	3,510,209	100.0%

Policies for the granting and review of credit

The Bank’s credit standards and policies aim to achieve a high level of credit quality in the Bank’s loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk. . For further details please see Note 31 of Consolidated Financial Statements, section a. Credit Risk Management - Loans and Financial Leases.

E.4.	SUMMARY OF LOAN LOSS EXPERIENCE

ALLOWANCE FOR LOANS AND ADVANCES AND LEASE LOSSES

The Bank records an allowance for loans and advances and lease losses in accordance with IFRS as issued by the IASB. For further details regarding the regulation and methodologies for the calculation of such allowances please see Note 2 to Consolidated Financial Statements.

The following table sets forth the changes in the allowance for loans and advances and lease losses:

	Year Ended December 31,
	2016	2015	2014
	In millions of COP
Balance at beginning of period	5,248,755	4,789,257	4,473,562
Domestic	4,254,754	4,028,866	3,766,387
Foreign	994,001	760,391	707,175
Domestic Discontinued Operations (1)	-	(282,098)
Allowance for loan of PA Leasing	27,825	-	-
Domestic	27,825	-	-
Provisions for loan losses, net	2,930,239	1,884,859	1,308,825
Domestic	2,415,771	1,642,914	1,236,594
Foreign	514,468	241,945	72,231
Charge-offs	(1,533,202)	(1,422,055)	(1,178,748)
Domestic	(1,168,844)	(1,134,928)	(974,115)
Foreign	(364,358)	(287,127)	(204,633)
Effect of difference in exchange rate	(51,706)	278,792	185,618
Foreign	(51,706)	278,792	185,618
Balance at end of year	6,621,911	5,248,755	4,789,257
Domestic	5,529,506	4,254,754	4,028,866
Foreign	1,092,405	994,001	760,391

(1) As of December 31, 2015, Compañía de Financiamiento Tuya S.A. is considered a discontinued operation.

Recoveries of written-off loans are recorded in the consolidated statement of income and are not included in provisions for loan losses.

The following table sets forth the allocation of the Bank’s allowance for loans and advances and lease losses by type of loan using the classification of the SFC:

	As of December 31,
	2016	2015	2014
	In millions of COP
Commercial loans	3,499,791	2,694,965	2,360,488
Consumer loans	1,791,123	1,321,281	1,479,460
Small business loans	110,015	80,586	76,560
Financial leases	567,046	579,151	415,766
Mortgage	653,936	572,772	456,983
Total allowance for loans and advances and lease losses	6,621,911	5,248,755	4,789,257

The following table sets forth the allocation of the Bank‘s allowance for loans and advances and lease losses by type of loan:

	As of December 31,
	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Domestic
Corporate
Trade financing	54,372	1.0%	35,387	0.8%	14,759	0.4%
Loans funded by development banks	49,008	0.9%	23,552	0.5%	5,772	0.1%
Working capital loans	1,713,735	31.0%	1,183,378	27.4%	1,006,493	25.0%
Credit cards	1,596	0.0%	2,218	0.1%	1,995	0.1%
Overdrafts	3,226	0.1%	3,318	0.1%	5,759	0.1%
Total corporate	1,821,937	33.0%	1,247,853	28.9%	1,034,778	25.7%
Retail
Credit cards	482,278	8.7%	343,057	8.0%	589,702	14.6%
Personal loans	595,253	10.8%	441,225	10.2%	422,649	10.5%
Vehicle loans	242,230	4.4%	180,408	4.2%	224,481	5.6%
Overdrafts	30,544	0.5%	27,668	0.6%	36,345	0.9%
Loans funded by development banks	49,038	0.9%	38,274	0.9%	39,235	1.0%
Trade financing.	9,606	0.2%	13,531	0.3%	12,972	0.3%
Working capital loans	1,316,302	23.8%	1,084,698	25.2%	969,557	24.1%
Total retail	2,725,251	49.3%	2,128,861	49.4%	2,294,941	57.0%
Financial leases	546,710	9.8%	553,317	12.8%	388,115	9.6%
Mortgage	435,608	7.9%	382,533	8.9%	311,032	7.7%
Total domestic allowance for loans and advances and lease losses	5,529,506	100.0%	4,312,564	100.0%	4,028,866	100.0%
Foreign
Corporate
Trade financing	242,490	22.2%	82,777	8.8%	83,306	10.9%
Loans funded by development banks	329	0.0%	568	0.1%	175	0.0%
Working capital loans	149,392	13.7%	256,244	27.4%	227,915	30.0%
Credit cards	1,253	0.1%	838	0.1%	361	0.1%
Overdrafts	635	0.1%	656	0.1%	548	0.1%
Total corporate.	394,099	36.1%	341,083	36.5%	312,305	41.1%
Retail
Credit cards	101,066	9.3%	66,582	7.1%	42,433	5.6%
Personal loans	316,387	29.0%	277,094	29.6%	221,627	29.2%
Vehicle loans	20,058	1.8%	14,076	1.5%	12,533	1.7%
Overdrafts	7,884	0.7%	10,780	1.1%	8,237	1.1%
Loans funded by development banks	2,932	0.3%	2,731	0.3%	1,514	0.2%
Trade financing	5,598	0.5%	3,450	0.4%	2,728	0.4%
Working capital loans	5,717	0.5%	5,305	0.6%	4,867	0.6%
Total retail	459,642	42.1%	380,018	40.6%	293,939	38.8%
Financial leases	20,336	1.9%	24,848	2.6%	8,217	1.0%
Mortgage	218,328	19.9%	190,242	20.3%	145,930	19.1%
Total foreign allowance for loans and advances and lease losses	1,092,405	100.0%	936,191	100.0%	760,391	100.0%
Total foreign and domestic allowance for loans and advances and lease losses	6,621,911	100.0%	5,248,755	100.0%	4,789,257	100.0%

As of December 31, 2016, allowances for loans and advances and lease losses amounted to COP 6,622 billion (4.36% of total loans), up 26% as compared to COP 5,249 billion (3.60% of total loans) at December 31, 2015.

Coverage, measured by the ratio of allowances for loans and advances and lease losses to past-due loans (overdue 30 or more days), was 126% at December 31, 2016, up from 115% at December 31, 2015. The increase in the coverage ratio is mainly explained by the increase in allowances of corporate loans portfolio, most specifically some individually evaluated borrowers for which the model suggested higher coverage.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs of domestic and foreign loans by type of loan as of December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	In millions of COP
Domestic
Trade financing	734	1,220	12,452
Loans funded by development banks	12,335	23,852	10,078
Working capital loans	447,673	457,097	279,701
Credit cards	214,800	145,350	325,475
Personal loans	285,462	209,211	197,973
Vehicle loans	100,224	81,140	79,527
Overdrafts	16,050	13,947	10,276
Mortgage and other	15,823	167,718	13,818
Financial leases	75,743	35,393	44,815
Total domestic charge-offs	1,168,844	1,134,928	974,115
Foreign
Trade financing	1,028	-	72
Loans funded by development banks	-	-	-
Working capital loans	20,038	28,317	33,170
Credit cards	55,836	37,938	40,640
Personal loans	259,434	198,283	113,685
Vehicle loans	14,471	9,968	5,211
Overdrafts	270	726	3,743
Mortgage and other	8,796	11,761	8,112
Financial leases	4,485	134	-
Total foreign charge-offs	364,358	287,127	204,633
Total Foreign and Domestic charge-offs	1,533,202	1,422,055	1,178,748

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2016, 2015 and 2014, was as follows:

	Year ended December 31,
	2016	2015	2014
Ratio of charge-offs to average outstanding loans	1.03%	1.14%	1.19%

The Bank charges off loans that are classified as “unrecoverable”. For further details please see Note 2 of Consolidated Financial Statements, section 7.6.1 “Written-Off loan portfolio balances and related allowances”.

All write-offs must be approved by the Board of Directors, regardless of the amount to be written-off. Even if a loan is written off, management remains responsible for decisions in respect of the loan, and neither the Bank nor its Subsidiaries are released from their obligation to pursue recovery as appropriate.

POTENTIAL PROBLEM LOANS

In order to carefully monitor the credit risk associated with clients, the Bank has established a committee that meets periodically to identify current situations or anticipate future situations that might generate a possible deterioration in the client’s ability to pay. In general, the clients are placed on this watch list when they could face difficulties in the future in the repayment of their obligations with the Bank but who have had a good record of payment behavior. The reasons for placing a client on the watch list could relate to financial weakness factors specific to the client, or to factors such as the general level of economic activity, or any other external or internal events that could affect the client’s business.

As of December 31, 2016, performing loans included on the watch list amounted to COP 9.8 billion. The increase from COP 5.9 billion at December 31, 2015, was driven by significant customers of the corporate segment that were classified in Level 3 High risk at December 31, 2016.

Watch List 2016
Level	Amount (COP million)%		Allowance (COP million)
Level 1 - Low Risk	3,738,353	3%	124,139
Level 2 - Medium Risk	1,623,733	3%	46,627
Level 3 - High Risk	4,461,571	30%	1,316,480
Total	9,823,657	15%	1,487,246

IMPAIRED LOANS

A loan is considered an impaired loan when there is an objective evidence of impairment that has an effect on the cash flow of the loan. This category also includes loans that had been restructured because of the financial difficulties of the borrower, and for that reason, the Bank granted a concession to the borrower, that it would not otherwise consider ("trouble debt restructuring loans" or TDRs). Under IFRS, all loans are accounted for on an accrual basis, although they are classified as “impaired loans”.

The following table presents the recorded investment for impaired loans:

	As of December 31,
	2016			2015			2014
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	In millions of COP
Commercial
Corporate	3,001,953	1,104,935	4,106,888	1,468,122	401,920	1,870,042	1,245,373	185,292	1,430,665
SME	1,499,054	138,604	1,637,658	1,114,816	128,125	1,242,941	997,605	75,695	1,073,300
Others	894,642	151,274	1,045,916	661,481	187,413	848,894	677,435	100,199	777,634
Total Commercial	5,395,649	1,394,813	6,790,462	3,244,419	717,458	3,961,877	2,920,413	361,186	3,281,599
Consumer
Credit card	308,158	177,073	485,231	554,725	392,490	947,215	168,562	206,879	375,441
Vehicle loans	244,618	19,567	264,185	201,456	9,886	211,342	160,021	67,019	227,040
Payroll loan	127,866	469,494	597,360	118,015	24,002	142,017	100,626	130,885	231,511
Others	371,018	103,617	474,635	223,080	138,428	361,508	196,045	111,766	307,811
Total Consumer	1,051,660	769,751	1,821,411	1,097,276	564,806	1,662,082	625,254	516,549	1,141,803
Residential Mortgage
Vis (1)	156,747	54,439	211,186	136,628	305	136,933	130,188	342	130,530
No Vis	356,181	647,694	1,003,875	291,128	571,248	862,376	239,177	357,879	597,056
Total residential mortgage	512,928	702,133	1,215,061	427,756	571,553	999,309	369,365	358,221	727,586
Small Business Loans	81,769	22,705	104,474	58,875	1,365	60,240	52,660	57,581	110,241
Financial leases	1,237,165	34,061	1,271,226	865,412	12,547	877,959	289,926	2,629	292,555
Total	8,279,171	2,923,463	11,202,634	5,693,738	1,867,729	7,561,467	4,257,618	1,296,166	5,553,784

(1)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia ( as of December 31, 2016 COP 93 million).

The following table shows the TDRs classified into foreign and domestic loans, the gross interest income that would have been recorded in the period ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that were included in net income for the period:

	2016			2015
	In millions of COP
	Domestic	Foreign	Total	Domestic	Foreign	Total
Interest income recognized in net income for the period.	490,536	333,519	824,055	471,226	116,355	587,581
The gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period.	511,828	382,116	893,944	472,862	117,148	590,010

CROSS-BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2016, 2015, and 2014, total cross-border outstanding loans and investments amounted to USD 15,966 million, USD 16,082 million, USD 11,878 million, respectively. As of December 31, 2016, total outstanding loans to borrowers in foreign countries amounted to USD 14,508 million, and total investments were USD 1,459 million. As of December 31, 2016, total cross-border outstanding loans and investments represented 24.41% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets at December 31, 2016, 2015 and 2014.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments at December 31, 2016, 2015 and 2014:

	As of December 31,
	2016		2015		2014
	thousands of U.S. dollars
Governments and official institutions
Guatemala	USD	476,000	USD	529,834	USD	40,000
Panama		340,631		373,540		447,939
El Salvador		189,781		233,096		86,811
United States		106,630		166,284		84,943
Mexico		65,705		152,186		187,680
Costa Rica		15,855		39,117		32,598
Brazil		10,784		11,023		23,947
Chile		-		-		3,861
Banks and other financial institutions
Panama	USD	112,430	USD	216,788	USD	134,876
Guatemala		58,647		26,786		2,620
Costa Rica		34,416		30,119		26,653
El Salvador		26,836		43,766		41,555
Venezuela		22,120		30,164		27,179
Chile		14,286		14,951		15,478
United States		11,069		10,002		-
Peru		10,095		13,281		17,227
Honduras		7,485		751		-
Brazil		4,702		7,705		27,537
Mexico		-		3,041		6,043
Commercial and industrial loans
Panama	USD	3,183,641	USD	3,138,755	USD	2,834,901
Guatemala		2,009,213		2,941,396		353,280
El Salvador		889,980		563,534		1,154,395
Peru		284,576		420,341		490,910
Costa Rica		162,028		249,819		223,115
Puerto Rico		151,223		100,474		101,012
United States		127,321		260,041		266,004
Dominican Republic		104,444		100,035		5,008
Honduras		72,602		87,036		11,283
Nicaragua		55,251		8,917		12,869
Ecuador		49,178		56,545		4,039
Mexico		21,369		3,636		10,403
Chile		18,997		41,192		30,314
Belize		16,426		-		-
British Virgin Islands		13,837		15,234		32,523
Brazil		3,784		13,002		13,063
Guyana		3,604		4,906		22,342
Republic of China		3,167		-		9,952
U.S. Virgin Islands		-		27,835		46,186
Uruguay		-		10,768		69,512
Barbados		-		4,021		4,867
Marshall Islands		-		-		45,109
Belgium and Luxembourg		-		-		40,297
New Zealand		-		-		12,000
Bahamas		-		-		7,759

	As of December 31,
	2016		2015		2014
	thousands of U.S. dollars
Others		6,869		1,243		6,765
Other loans
Panama	USD	3,896,328	USD	3,319,118	USD	2,863,633
El Salvador		2,177,723		2,471,002		1,648,990
Guatemala		883,186		115,215		70,746
Costa Rica		164,760		79,351		95,251
United States		61,001		32,617		61,784
Peru		15,500		44,947		35,298
Nicaragua		13,286		18,523		18,713
Spain		10,939		14,249		19,219
Mexico		6,827		1,770		10,851
Argentina		5,072		-		-
Uruguay		4,236		-		-
England		3,953		5,501		7,181
Australia		3,832		1,010		1,634
Canada		3,686		2,989		3,678
Brazil		2,783		8,333		8,443
Ecuador		2,746		1,218		-
Chile		2,662		5,468		5,496
Belgium and Luxembourg		2,640		3,203		3,896
Venezuela		2,564		2,429		2,602
France		2,128		-		1,256
Honduras		2,087		-		-
Bolivia		1,900		-		-
Germany		1,527		-		-
Italy		1,438		-		-
Others		8,586		3,811		4,446
Total Cross-Border Outstanding Loans and Investments	USD	15,966,372	USD	16,081,918	USD	11,877,972

E.5.	DEPOSITS

The following table shows the composition of the Bank’s deposits for 2016, 2015 and 2014:

	As of December 31,
	2016	2015(1)	2014
	In millions of COP
Non-interest bearing deposits:
Checking deposits	16,189,259	16,823,024	14,598,804
Other deposits	1,813,922	1,627,981	1,387,199
Total	18,003,181	18,451,005	15,986,003
Interest bearing deposits:
Checking deposits	5,253,743	6,823,554	3,548,221
Time deposits	52,673,385	48,713,789	36,105,096
Savings deposits	48,693,702	47,813,680	39,129,999
Total	106,620,830	103,351,023	78,783,316
Total deposits	124,624,011	121,802,028	94,769,319

(1) Includes deposits amounting to COP 1,266,305 million held by Compañía de Financiamiento Tuya S.A., which deposits are considered as assets held for sale as of December 31, 2015.

The following table shows the time deposits held by the Bank as of December 31, 2016, classified by amount and maturity:

	At December 31, 2016
	Peso - Denominated	Foreign Exchange- Denominated	Total
	In millions of COP
Time deposits higher than USD 100,000
Up to 3 months	3,896,383	6,962,822	10,859,205
From 3 to 6 months	2,227,718	3,042,354	5,270,072
From 6 to 12 months	4,596,473	4,365,522	8,961,995
More than 12 months	11,595,621	6,165,017	17,760,638
Time deposits higher than USD 100,000(1)	22,316,195	20,535,715	42,851,910
Time deposits less than USD 100,000 (1)	6,623,837	3,197,638	9,821,475
Total	28,940,032	23,733,353	52,673,385

(1) Approximately COP 300 million at the Representative Market Rate as of December 31, 2016.

As of December 31, 2016, the time deposits greater than USD 100,000 collected by foreign subsidiaries amounted to COP 19,885,656 million.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6.	RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

Return on equity and assets (1)	Year Ended December 31,
	2016	2015	2014
	In percentages
Net income as a percentage of:
Average total assets (2)	1.49	1.58	1.79
Return on average stockholders‘ equity attributable to the owners of the parent company	14.52	13.62	14.81
Average equity	14.16	13.84	16.19
Dividends declared per share as a percentage of net income per share (3)	31.25	32.46	32.03
Average stockholders’ equity as a percentage of average total assets	10.79	11.44	11.08
Return on interest-earning assets (4)	10.11	8.41	8.52

(1)	The Bank´s average total assets and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	As of December 31, 2015 and 2014 the Bank’s average total assets were calculated considering the assets of the discontinued operation.
(3)	Dividends are paid based on unconsolidated earnings prepared under Colombia Banking GAAP. Net income per share is calculated using the average number of common outstanding during the year.
(4)	Defined as total interest earned divided by average interest-earning assets.

E.7.	SHORT-TERM BORROWINGS

The following table sets forth certain information regarding the short-term borrowings by the Bank for the periods indicated:

	As of December 31, (1)
	2016			2015			2014
	Amount		Rate (2)	Amount		Rate (2)	Amount		Rate (2)
In millions of COP, except percentages
End of period	9,951,438		2.95%	11,129,652		1.68%	7,466,814		2.39%
Weighted average during period	10,122,686		2.90%	8,527,033		2.20%	6,495,626		2.75%
Maximum amount of borrowing at any month end	11,067,435	(3)		11,129,652	(4)	-	7,466,814	(4)	-
Interest paid during the year	293,348			187,185		-	178,675		-

(1)	Short-term borrowings are borrowings with other financial institutions with remaining maturity less than one year. For further information see Note 16 borrowings with other financial institutions to the Financial Statements.

(2)	Corresponds to the ratio of interest paid during the period to short-term borrowings.

(3)	The amount corresponds to the end of February.

(4)	The amount corresponds to the end of December.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, there are no unresolved written comments from SEC staff regarding the Bank’s periodic reports required to be filed under the Exchange Act of 1934.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with Part II, Item 6 “Selected Financial Data” of this Annual Report and our Consolidated Financial Statements and the related notes thereto included in this Annual Report.

The following discussion includes information regarding future financial performance and plans, targets, aspirations, expectations, and objectives of management, which constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. It is possible that the Bank’s actual results may differ materially from the results discussed in the forward-looking statements because of a number of risks and uncertainties. In addition, please refer to the discussion in Item 3. “Key Information – D. Risk Factors” for a description of risks and uncertainties affecting our business and financial results.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s results of operations are affected by macroeconomic factors principally in Colombia, but also in the other countries in which the Bank operates. The most important variables include GDP growth, interest rates, inflation and exchange rates, principally the COP-USD rate. The following discussion summarizes the trends of these measures in Colombia in 2016.

Economic activity

Colombia’s GDP growth was 2.0% in 2016, significantly lower than the 3.1% reached in 2015. This growth was better than in many countries in the region, which experienced lower or negative GDP expansion. We believe this figure demonstrates the resilience and fundamental macoreconomic soundness of the Colombian economy.

Key GDP components performed as follows in 2016 compared to 2015: investment decreased 4.5%, consumption increased 2.0%, imports decreased 6.2% and exports decreased 0.9%. In 2016, gross capital formation represented 25.5% of GDP, household consumption represented 62.7%, government consumption 18.4%, exports 14.0% and imports 20.6%.

The activities that led growth during the year were financial services (5.0% increase) and construction (4.1% increase).

In summary, during 2016, the Colombian economy continued with the process of deceleration that started in 2015. This lower economic dynamism was characterized by the stagnation of the internal demand, especially in concern to consumer demand and government spending, and a considerable decrease in net exports. Also the labor market weakened, which led to a deceleration in private consumption.

Interest Rates

As of December 31, 2016, following steady rate hikes during the first half of the year, the Colombian Central Bank’s benchmark interest rate stood at 7.50%, following a 25 bps cut in December 2016. This rate reduction, which reflected an attempt to stimulate growth in a slower-paced economy, ended the Central Bank’s series of rate increases of 300 basis points since September 2015. Interest rates have continued to decline in 2017, with the benchmark rate at 7.00% as of the date of this Annual Report.

The Central Bank aims to maintain inflation rates over time within the long-term targeted range (between 2% and 4%). In order to do so, the Central Bank may continue to reduce interest rates to promote economic activity, credit expansion, consumption or curb inflation expectations.

Inflation

The year-end inflation rate for 2016 was 5.75%, lower than the 6.77% recorded for 2015.

The components that led inflation in 2016 were health care (8.1% increase), food (7.2% increase) and education (6.3% increase).

The 12-month core inflation rate for 2016 came at 5.05%, which exceeded the Central Bank’s targeted inflation range of 2% to 4%. The price increases were mainly due to the El Niño phenomenon as well as the national truck strike in July 2016, which lasted 46 days.

The upward trend in inflation observed during 2016 reached its maximum level in July, when the annual inflation rate was 8.97%, 497 basis points above the upper limit of the inflation target range of the Central Bank (2% - 4%). However, this trend changed in the subsequent months, when inflation started to moderate. Inflation thus far in 2017 continues on this downward trajectory as of March 31, 2017, the annual inflation rate was 4.69%.

Exchange rate

The Colombian Peso appreciated 5% versus the U.S. dollar during 2016, compared to a depreciation of 32% during 2015.

The appreciation of the Colombian Peso is explained by a normalization of economic conditions, with more stability in oil prices, and an effective absorption by the Colombian economy of external shocks, such as that caused by the U.S. Presidential elections.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – medium- term	Unfavorable factors for the Colombian economy – medium term

Benefits derived from past monetary policies aimed at achieving objective inflation targets.

Declining inflationary pressures with the necessary fiscal adjustments.

Investment grade rating given to Colombia by Standard and Poor’s, Moody’s and Fitch.

Large investments in 4G projects and in the broader economy.

Stronger local capital markets, with little exposure to “toxic assets” and with low currency mismatches.

Better prospects for growth in the near term, derived from improving macroeconomic conditions.

A well-capitalized banking system.

Underdeveloped infrastructure that continues to constrain growth.

Oil and gas dependent export activity.

Despite successful efforts to diversify export markets, continued concentration in specific export destinations, particularly the United States (which could change as a result of the new U.S. administration).

Exchange rate volatility and depreciation that directly impacts inflation and economic growth.

Large current account deficit and fiscal pressures.

Introduction of additional tax reform measures due to fiscal burden in the near term.

High tax environment for Colombian corporate sector compared to other countries in the region

Favorable factors for the Colombian economy – medium- term	Unfavorable factors for the Colombian economy – medium term
Well-developed supervision and regulation of the financial system. Adequate international reserves compared to the level of short-term debt.

Uncertainties regarding the future post-conflict.

Political fragmentation.

Higher unemployment and household indebtedness.

Political fragmentation and instabilitiy before presidential and congress elections taking place in 2018.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2016 VERSUS 2015

Summary

During 2016, Bancolombia continued to benefit from its strong competitive position and full-service financial model, including the diversity of its leading franchises. For the year 2016, net income attributable to equity holders of the parent company totaled COP 2,865 billion (COP 2,979 per share, USD 3.97 per ADR), which represents an increase of 14% as compared to COP 2,519 billion of net income attributable to equity holders of the parent company for the fiscal year 2015.

Bancolombia’s return on average stockholders’ equity for 2016 was 14.52%, up from 13.62% in 2015.

The net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations increased significantly in 2016 and stood at 5.96% for the year, up from 5.25% in 2015.

Credit impairment charges, on loans and financial leases, net of recoveries, totaled COP 2,731 billion for 2015, up 63.04% from COP 1,675 billion. The higher amount of provisions was the result of generalized loan deterioration in the consumer and SME loan books, especially during the second half of the year. Most of the provisions regarding Conalvías (the major infrastructure company that filed for bankruptcy) had already been accounted for in 2015.

Loans and advances to customers and financial Institutions leases grew 4% during the year. This performance was driven primarily by mortgage demand from individuals and corporate loans. The total loan book in Colombia grew 10% while the loan growth in USD- denominated loans was 0% for the year.

Allowance for loans and advances and lease losses represented 4.2% of total loans and 126% of past-due loans at the end of 2016 compared with 3.4% of total loans and 115% of past-due loans in December 31, 2015. The bank expects that this higher coverage ratio will provide solid protection in a potential downside scenario in which loan quality continues to deteriorate. Capital adequacy was 13.3% (Tier 1 ratio of 9.02%), higher than the 12.5% (Tier 1 ratio of 7.51%) reported at the end of 2015.

Deposits by customers increased 2% during 2016, while the ratio of net loans to deposits (including borrowings from commercial banks) was 101.11% at the end of the year, up slightly from 99.19% in December 31, 2015.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments

For 2016, net margin and valuation income on financial instruments, before impairment on loans and financial leases and off balance sheet credit instruments, totaled COP 9,696 billion, up 34.1% from COP 7,232 billion in 2015. This performance is the result of growth in the Colombia loan portfolio during the year as well as increasing interest margins. During 2016, the Central Bank increased its reference rate from 5.75% to 7.50% in response to higher inflation, decreasing money supply and a substantial reduction in liquidity in the economy. Although interest rates on the Bank’s borrowings increased during 2016, and despite more difficult macroeconomic conditions in Colombia, the Bank was able to control its funding costs, in a manner that protected spreads.

Interest on loans and financial leases reflected an increase in the rates on loans in 2016. The weighted average nominal interest rate on loans and financial leases ended at 10.6% in 2016 up from 9.0% in December 31, 2015. As a result, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 15,749 billion in 2016, up 40% as compared to COP 11,270 billion in 2015.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 707 billion in 2016, up 134% as compared to 2015. Investment securities gained value throughout the year due to a pronounced rally during the middle of the year, specifically of Colombian government debt (TES bonds) as investors sought the higher rates offered.

The net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations expanded 71 basis points from 5.25% to 5.96% during the year due to the faster repricing of assets than liabilities, while funding costs were kept relatively stable. Bancolombia was very active in the deposits markets to secure the necessary funding. Interest rates rose during the second half of the year. Increasing interest rates tend to lead to an improved net interest margin, because of the asset-sensitive nature of the Bank’s balance sheet. Management’s outlook going forward is more neutral as rates begin to come down (benchmark rates have decreased by 50 basis points so far in 2017) and the Bank aims to keep interest spreads stable in 2017.

Regarding interest expenses, interest incurred on liabilities totaled COP 6,053 billion in 2015, up 50% as compared to COP 4,038 billion in 2015. The increase in interest expenses is explained by the increase in volumes of deposits and bonds, as well as a higher cost on each type of funding source. Overall, the average interest rate paid on interest-bearing liabilities increased to 3.7% in 2016 from 2.9% in 2015.

Net Fees and Commissions

For the year 2016, total net fees and commissions totaled COP 2,319 billion, up 16% as compared to COP 1,993 billion in 2015. This increase was driven primarily by increases in the performance of commission from banking services, credit and debit cards fees, collections and payments fees, bancassurance, and trust activities which presented a higher number of transactions. In particular, the Bank actively sought to promote and increase credit and debit card transactions through strategic initiatives with retailers as well as commercial incentives. This strategy involved advertisements campaigns, alliances and discounts at merchants if Bancolombia’s credit cards were used as method of payment, more reward and loyalty points with certain credit cards issued by Bancolombia, etc.

The following table lists the main revenue-producing fees for the years 2016 and 2015 along with the corresponding year-to-year variations:

Main Fees and Commissions Income

	Year		Growth
	2016	2015	2016-2015
	In millions of COP
Credit and debit card fees	1,092,919	1,015,253	7.65%
Banking services	816,839	630,616	29.53%
Bancassurance	336,692	260,224	29.39%
Trust	294,499	265,215	11.04%
Payments and Collections	229,940	203,772	12.84%
Acceptances, Guarantees and Standby letters of credits	55,724	44,539	25.11%
Checks	51,974	55,861	(6.96%)
Brokerage	23,431	23,453	(0.09%)
Others	383,217	291,624	31.41%
Fees and commissions income	3,285,235	2,790,557	17.73%

Fees and commissions expenses

	Year		Growth
	2016	2015	2016-2015
	In millions of COP
Banking services	(354,640)	(298,415)	18.84%
Call Center and Website	(345,336)	(254,769)	35.55%
Credit and debit card fees	(54,126)	(85,798)	(36.91%)
Others	(212,169)	(158,531)	33.83%
Fees and commissions expenses	(966,271)	(797,513)	21.16%
Total fees and commissions income, net	2,318,964	1,993,044	16.35%

The sale of Compañia de Financiamiento Tuya S.A took place on October 31, 2016. The amounts recognized until that date are presented in the line “Net income from discontinued operations” of the Statement of Income. The Net fees and income from services attributable to this company for the periods shown were as follows:

	Year		Growth
	2016	2015	2016-2015
	In millions of COP
Fees and commissions income	361,988	388,306	(6.78%)
Fees and commissions expenses	(117,795)	(152,500)	(22.76%)
Total fees and commissions income, net (1)	244,193	235,806	(3.56%)

(1) See note 30 to the Bank’s Consolidated Financial Statements

Other Operating Income

For 2016, total other operating income was COP 1,487 billion, 8% higher than the COP 1,373 billion in 2015.

The variation in this line item is explained by the significant improvement in net foreign exchange, which recorded COP 132 billion in 2016, 184% higher than the COP (158) billion reported in 2015. The 5% appreciation of the Colombian Peso against the U.S. Dollar during 2016 caused the foreign exchange gains and gains on forward contracts in foreign currency to have opposite variations compared to what occurred in 2015.

Operating expenses

For 2016, operating expenses totaled COP 6,979 billion, up 18% as compared to COP 5,898 billion in 2015.

Salaries and employee benefits totaled COP 2,809 billion in 2016, up 25% as compared to 2015. This performance was primarily driven by the combined effect of the consolidation of GAH (which accounted for 7% of the growth in operating expenses), wage increments during 2016, and bonus payments. In December, Bancolombia recorded the annual bonuses paid to employees whenever the return on equity exceeds cost of capital as determined by the bank’s compensation policies.

Other administrative and general expenses totaled COP 2,651 billion in 2016, up 18% as compared to 2015 driven by increased taxes other than income tax. The impact of GAH is the primary explanation for the uptick in this expense line. Depreciation and amortization expenses totaled COP 518 billion in 2016, increasing by 8% as compared to COP 477 billion in 2015. This increase was driven by the growth in the operating lease business of Bancolombia.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	Year ended December 31,		Growth
	2016	2015 (1)	2016-2015
	In millions of COP
Operating expenses
Salaries and employee benefits	2,808,931	2,255,391	24.54%
Other administrative and general expenses	2,651,334	2,237,598	18.49%
Wealth tax, contributions and other tax burden	741,184	675,387	9.74%
Impairment, depreciation and amortization	517,809	477,285	8.49%
Other expenses	259,792	252,626	2.84%
Total operating expenses	6,979,050	5,898,287	18.32%

(1) For the year ended December 31, 2015, Compañía de Financiamiento Tuya S.A. as a discontinued operation had operating expenses amounting to COP 219,532 million.

Provision Charges and Credit Quality

For the year 2016, credit impairment charges on loans and advances and financial leases (net of recoveries) totaled COP 2,731 billion (or 1.8% of average loans), which represents an increase of 63% as compared to COP 1,675 billion (or 1.3% of average loans) in 2015. The obvious increase in the level of provisions was driven by the formation of new past due loans and deterioration of consumer and SME loans. Moreover, lower and middle income individuals began to default on loans as unemployment began to go up and household indebtedness reached higher than expected levels.

Net loan charge-offs totaled COP 1,533 billion in 2016, up 7.8% from the 1,422 billion in 2015. Past-due loans amounted to COP 5,384 billion in 2016, up 9.12% as compared to COP 4,934 billion in 2015.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 3.31% as of December 31, 2016, up from 2.98% at December 31, 2015. The uptick in delinquency occurred primarily in the consumer segment during the second half of the year and as a consequence the bank tightened the underwriting standards of certain segments (lower income individuals and SMEs).

Income Tax Expenses

Income tax expense for the fiscal year 2016 totaled COP 1,177 billion, up 81% from COP 649 billion in 2015. Income tax increased significantly, due to the impact the peso’s appreciation had on fiscal accounting on a consolidated level. The tax rate volatility caused by fluctuations in exchange rates will be eliminated in 2017 due to the new tax reform approved and passed by Congress on December 30, 2016.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2015 VERSUS 2014

Summary

During 2015, Bancolombia strengthened its competitive position and full-service financial model, and benefited from the diversity of its leading franchises. For the year 2015, net income attributable to equity holders of the parent company totaled COP 2,519 billion (COP 2,736 per share, USD 3.48 per ADR), which represents an increase of 6% as compared to COP 2,387 billion of net income attributable to equity holders of the parent company for the fiscal year 2014.

Bancolombia’s return on average stockholders’ equity for 2015 was 13.62%, down from 14.81% in 2014.

The net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations decreased slightly in 2015 and was 5.25% for the year, down from 5.30% in 2014.

Credit impairment charges, net of recoveries, totaled COP 1,675 billion for 2015, up 92.72% from COP 869 billion in 2014. The higher amount of provisions was the result of generalized loan deterioration, especially during the second half of the year. The majority of the new past due loans are related to the commercial and consumer loans and are responsible for most of the provision charges for the year.

Loans and advances to customers and financial Institutions leases grew 26% during the year. This performance was driven primarily by mortgage demand from individuals and corporate loans as well as by the consolidation of GAH, which contributed 7.8% of this growth.

Allowance for loans and advances and lease losses represented 3.4% of total loans and 115% of past-due loans at the end of 2015 compared with 3.8% of total loans and 146% of past-due loans at December 31, 2014. Capital adequacy was 12.5% (Tier 1 ratio of 7.51%), lower than the 13.3% (Tier 1 ratio of 7.71%) reported at the end of 2014.

Deposits by customers increased 29% during 2015, while the ratio of net loans to deposits (including borrowings from development banks and other non-financial entities) was 99.19% at the end of the year, down from 101.62% in December 31, 2014.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments

For 2015, net margin and valuation on financial instruments totaled COP 7,232 billion, up 20.4% as compared to COP 6,008 billion in 2014. This performance is explained by the combined effect of steady growth in the loan portfolio during the year as well as stable interest margins. During 2015, the Central Bank increased its reference rate from 4.50% to 5.75% in response to higher inflation, decreasing money supply and a substantial reduction in liquidity in the economy. Although interest rates on the Bank’s borrowings increased during 2015, the Bank was able to control its funding costs, in a manner that protected spreads, in spite of the tougher macroeconomic conditions as well as the continuation of the integration and deployment of strategies in Banistmo (acquired in 2013). The net interest margin and valuation on financial instruments was 5.25% for the year, down from 5.30% in 2014. Net margin and valuation on financial instruments represented 67% of net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments plus net credit impairment charges in 2015, compared to 66% for 2014.

Interest on loans and financial leases reflected an increase in the loan portfolio in 2015. The weighted average nominal interest rate on loans and financial leases was 9.0% in 2015 as compared to 9.1% in 2014. As a result, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 11,270 billion in 2015, up 23% as compared to COP 9,172 billion in 2014.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 302 billion in 2015, down 47% as compared to 2014.

The net interest margin and valuation on financial instruments contracted 5 basis points from 5.30% to 5.25% during the year due to increased funding costs and liquidity pressures during the second half of the year. Bancolombia was very active in the deposits markets to secure the necessary funding. Interest rates began to rise in the second half of the year, which at first constrains financial margins, however, in the near term management expects margins to expand due to the asset re-pricing that is already taking place. Management’s outlook going forward is positive and the higher rate environment provides an upside for the net interest margin.

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

Net Fees and Commissions

For the year 2015, total net fees and commissions totaled COP 1,993 billion, up 9% as compared to COP 1,826 billion in 2014. This increase was driven primarily by increases in the performance of commission from banking services, credit and debit cards fees, collections and payments fees, bancassurance, and trust activities.

The following table lists the main revenue-producing fees for the years 2015 and 2014 along with the corresponding year-to-year variations:

Main Fees and Commissions Income

	Year		Growth
	2015	2014	2015-2014
	In millions of COP
Credit and debit card fees	1,015,253	801,403	26.68%
Banking services	630,616	653,513	(3.50%)
Bancassurance	260,224	212,223	22.62%
Trust	265,215	203,608	30.26%
Payments and Collections	203,772	182,669	11.55%
Acceptances, Guarantees and Standby letters of credits	44,539	60,998	(14.22%)
Checks	55,861	51,923	(8.42%)
Brokerage	23,453	23,784	(1.39%)
Others	291,624	305,296	(4.48%)
Fees and commissions income	2,790,557	2,495,417	11.83%

Fees and commissions expenses

	Year		Growth
	2015	2014	2015-2014
	In millions of COP
Banking services	(298,415)	(245,581)	21.51%
Call Center and Website	(254,769)	(230,501)	10.53%
Credit and debit card fees	(85,798)	(95,172)	(9.85%)
Others	(158,531)	(98,453)	61.02%
Fees and commissions expenses	(797,513)	(669,707)	19.08%
Total fees and commissions income, net	1,993,044	1,825,710	9.17%

The Net fees and commissions attributable to Compañía de Financiamiento Tuya S.A., presented in the line "Net income from discontinued operations" of the Consolidated Statement of Income for the periods shown were as follows:

	Year		Growth
	2015	2014	2015-2014
	In millions of COP
Fees and commissions income	388,306	341,601	13.67%
Fees and commissions expenses	(152,500)	(69,397)	119.75%
Total fees and commissions income, net (1)	235,806	272,204	(13.37%)

(1) See note 30 to the Bank’s Consolidated Financial Statements

Other Operating Income

For 2015, total other operating income was COP 1,373 billion, 21% higher than the COP 1,137 billion in 2014.

Net foreign exchange had a significant impact in the other operating income line of COP (158) billion in 2015, 148% lower than the COP 332 billion reported in 2014. The 32% depreciation of the Colombian Peso against the U.S. Dollar during 2015 caused the foreign exchange gains and gains on forward contracts in foreign currency to show certain variations.

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

The following table summarizes the principal components of Bancolombia’s operating expenses for the fiscal years ended December 31, 2015 and 2014:

	Year ended December 31,		Growth
	2015 (1)	2014	2015-2014
	In millions of COP
Operating expenses
Salaries and employee benefits	2,255,391	1,973,467	14.29%
Other administrative and general expenses	2,237,598	1,947,375	14.90%
Wealth tax, contributions and other tax burden	675,387	438,711	53.95%
Impairment, depreciation and amortization	477,285	459,703	3.82%
Other expenses	252,626	299,439	(15.63%)
Total operating expenses	5,898,287	5,118,695	15.23%

(1) For the year ended December 31, 2015, Compañía de Financiamiento Tuya S.A. as a discontinued operation had operating expenses amounting to COP 219,532 million.

Provision Charges and Credit Quality

For the year 2015, credit impairment charges (net of recoveries) totaled COP 1,675 billion (or 1.3% of average loans), which represents an increase of 93% as compared to COP 869 billion in 2014. The higher level of provisions was driven by the formation of past due loans and the growth of the loan portfolio.

Net loan charge-offs totaled COP 1,422 billion in 2015, up 21% from the COP 1,179 billion in 2014. Past-due loans amounted to COP 4,934 billion in 2015, up 40.57% as compared to COP 3,510 billion in 2014.

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

RESULTS BY SEGMENT

The Bank manages its business through 9 main operating segments: Banking Colombia, Banking El Salvador, Banking Panama, Banking Guatemala, Trust, Investment Banking, Brokerage, Off Shore and All Other.

In 2015, Bancolombia eliminated “Insurance” segment as a result of the sale of the insurance operation in Banistmo S.A. to Suramericana S.A. on February 23.

In 2016, Bancolombia included “Banking Guatemala” as new segment because of the acquisition of additional 20% of Banco Agromercantil and its subsidiaries by Bancolombia Panama on December 30, 2015.

Also in 2016, Bancolombia eliminated “Leasing” segment as a result of the merger between Leasing Bancolombia S.A. and Bancolombia S.A. on September 30. As a result of this merger the “Leasing” segment disappeared and the “Banking Colombia” and “All other” segments changed their composition. The data for the “Banking Colombia” and “All other” segments for 2014 and 2015 was restated in order to be on a comparable basis to the segment information for 2016.

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

	Year ended December 31,
	2016	2015	2014	Change 2016-2015	Change 2015-2014
	In millions of COP
Total interest and valuation	11,586,785	8,992,368	7,510,647	28.85%	19.73%
Interest expenses	(4,542,701)	(3,192,822)	(2,580,194)	42.28%	23.74%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	7,044,084	5,799,546	4,930,453	21.46%	17.63%
Total credit impairment charges, net	(1,797,848)	(1,509,519)	(869,260)	19.10%	73.66%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,246,236	4,290,027	4,061,193	22.29%	5.63%
Revenues (Expenses) from transactions with other operating segments of the Bank	(65,915)	(68,915)	(20,928)	(4.35%)	229.30%
Total fees and commission, net	1,269,298	1,347,999	1,271,506	(5.84%)	6.02%
Other operating income	603,860	483,556	357,597	24.88%	35.22%
Dividends received, and share of profits of equity method investees	(264,715)	(40,115)	(57,981)	559.89%	(30.81%)
Total operating income, net	6,788,764	6,012,552	5,611,387	12.91%	7.15%
Operating expenses	(4,150,984)	(3,836,019)	(3,320,789)	8.21%	15.52%
Impairment, depreciation and amortization	(147,261)	(247,446)	(274,120)	(40.49%)	(9.73%)
Total operating expenses	(4,298,245)	(4,083,465)	(3,594,909)	5.26%	13.59%
Profit before tax	2,490,519	1,929,087	2,016,478	29.10%	(4.33%)
Segment assets	122,595,540	116,827,269	102,275,184	4.94%	14.23%

Analysis of 2016 versus 2015

In 2016, profit before taxes for Banking Colombia increased by 29.1% to COP 2,491 billion.

Total interest and valuation increased 29.0% to COP 11,587 billion. This strong growth resulted from an expansion of the net interest margin and valuation on financial instruments and from higher volumes of peso-denominated loans. Interest income from corporate loans grew by 39.7%, mortgages by 20.2% and consumer loans by 2.9%. Demand for commercial loans was mainly driven by large corporate loans, and rediscount and factoring operations.

Total credit impairment charges net, increased by 19.1% to COP 1,798 billion. This increase resulted from specific defaults related to a few corporate clients, as well as some deterioration in the consumer segment.

Total fees and commission net, decreased by 6.0% to COP 1,269 billion, due to the exclusion of the fee income and fee expenses of TUYA. In addition, some of the commissions from banking services were transfered to a Joint Venture with First Data, and therefore, the commisions for banking Colombia declined during 2016. The benefits of this Joint venture were reflected thought the valuation of the equity investment by equity method.

Other operating income increased 25.0% during 2016 because of gains from the sale of premises and equipment and some assets held for sale.

Total operating expenses increased by 5.3% to COP 4,298 billion, due to increases in labor costs as well as bonuses.

Assets attributable to Banking Colombia grew by 5.0% during the year, mainly driven by growth in cash and an increase in investments and interbank deposits, as well as by the incorporation of assets previously held by Leasing Bancolombia.

Analysis of 2015 versus 2014

In 2015, profit before taxes for Banking Colombia decreased by 4.3% to COP 1,929 billion.

Total interest and valuation increased 19.7% to COP 8,992 billion, explained by greater volumes in net loans and by a stable net interest margin. Interest income from corporate loans grew by 26.2%, mortgages by 15.5% and consumer loans by 10.5%. Demand for commercial loans were mainly driven by credit cards, rediscount and factoring operations.

Total credit impairment charges net, increased by 73.6% to COP 1,509 billion. This increase resulted from specific defaults related to a few corporate clients, as well as some deterioration in the consumer segment.

Total fees and commission net, decreased by 6.0% to COP 1,348 billion, mainly due to credit card and banking services fees, which include branch network services and check remittances.

Other operating income increased 35.2% during 2016 to COP 484 billion, because of realized gains received in operations with peso/dollar derivatives and gains from the sale of some assets held for sale.

Total operating expenses increased by 13.6% to COP 4,083 billion, due to increases in labor costs as well as in contributions and taxes.

Assets attributable to Banking Colombia grew by 14.2% during the year to COP 116,827 billion, mainly driven by the growth in loans and the incorporation of assets previously held by Leasing Bancolombia.

Banking El Salvador through Banco Agrícola S.A.: This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador. Banking El Salvador also includes operations of the following subsidiaries: Arrendadora Financiera S.A., Credibac S.A. de C.V., Valores and Banagricola S.A. de C.V.

This segment is also responsible for the management of the Bank’s proprietary trading activities in El Salvador, liquidity management activities and distribution of treasury products and services to its client base in El Salvador.

	Year ended December 31,
	2016	2015	2014	Change 2016-2015	Change 2015-2014
	In millions of COP
Total interest and valuation	901,757	728,582	506,575	23.77%	43.83%
Interest expenses	(252,011)	(187,743)	(109,353)	34.23%	71.69%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	649,746	540,839	397,222	20.14%	36.16%
Total credit impairment charges, net	(55,985)	(26,933)	(44,808)	107.87%	(39.89%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	593,761	513,906	352,414	15.54%	45.82%
Revenues (Expenses) from transactions with other operating segments of the Bank	(3,054)	(8,475)	(3,529)	(63.96%)	140.15%
Total fees and commission, net	158,262	140,398	103,585	12.72%	35.54%
Other operating income	1,302	24	7,101	5325.00%	(99.66%)
Dividends received, and share of profits of equity method investees	711	1,716	(797)	(58.57%)	(315.31%)
Total operating income, net	750,982	647,569	458,774	15.97%	41.15%
Operating expenses	(390,309)	(330,362)	(220,715)	18.15%	49.68%
Impairment, depreciation and amortization	(50,323)	(27,761)	(18,334)	81.27%	51.42%
Total operating expenses	(440,632)	(358,123)	(239,049)	23.04%	49.81%
Profit before tax	310,350	289,446	219,725	7.22%	31.73%
Segment assets	12,978,212	13,094,026	9,567,903	(0.88%)	36.85%

Analysis of 2016 versus 2015

In 2016, profit before taxes for Banking El Salvador increased by 7.2% to COP 310 billion.

Total interest and valuation increased by 24.0% to COP 902 billion, due to a growth in the loan portfolio mainly in consumer and commercial loans, as well as higher revenues from interest received on debt investments.  Interest income from commercial loans grew by 18.0% and consumer loans by 34.0%. Income from debt investments increased by 47.0%.

Total credit impairment charges net, were COP 56 billion, increasing by 108.0% from the level in 2015. Credit impairment charges in 2015 were abnormally low due to the reversion of provisions. Charges in 2016 reflected increases in the reserves for loans in the consumer and mortgage segment.

Total fees and commission net, increased by 13.0% to COP 158 billion mainly due to fees from banking services, which include acceptances, guarantees and Standby letters of credits, check remittances and trust products.

Total operating expenses increased by 23.0% to COP 441 billion, mainly explained by the increase in personnel, administrative and general expenses. Also, the appreciation of the U.S. dollar versus the Colombian Peso during 2016 contributed to the increase. Assets attributable to Banking El Salvador decreased by 0.9% during the year.

Analysis of 2015 versus 2014

In 2015, profit before taxes for Banking El Salvador increased by 31.7% to COP 289 billion.

Total interest and valuation increased by 43.8% to COP 729 billion, due to a growth in the loan portfolio mainly in commercial loans, as well as greater revenues in debt investments. Also, the appreciation of the U.S. dollar versus the Colombian Peso during 2015 contributed to the increase.

Total credit impairment charges net, were COP 27 billion, compared with COP 45 billion for 2014, due to higher recoveries of non-performing loans. This variation is also explained by lower charges for credit impairment and a reversal of the impairment of foreclosed assets, as well as, the appreciation of the U.S. dollar versus the Colombian Peso during 2015.

Total fees and commission net, increased by 35.5% to COP 140 billion mainly due to fees from banking services, which include Electronic services and ATM and check remittances.

Total operating expenses grew by 49.8% to COP 358 billion, mainly due to increased personnel, administrative and general expenses. Also, the appreciation of the U.S. dollar versus the Colombian Peso during 2015 contributed to the increase.

Assets attributable to Banking El Salvador increased by 36.8% during the year, mainly driven by the appreciation of the U.S. dollar versus the Colombian Peso and the growth of the loan portfolio of Banco Agrícola. The loan portfolio denominated in U.S. dollar terms grew 2.7% during 2015. Consumer and Mortgage loans led the growth in 2015 and at the end of the period accounted for 56.3% of the loan portfolio. Corporate loans are 43.5% of the total loans.

Banking Panama: This segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment includes all the operations of Banistmo and its subsidiaries as they are managed and monitored by the chief operating decision maker on a consolidated basis.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

	Year ended December 31,
	2016	2015	2014	Change 2016-2015	Change 2015-2014
	In millions of COP
Total interest and valuation	1,399,852	1,119,540	807,547	25.04%	38.63%
Interest expenses	(457,611)	(363,373)	(256,795)	25.93%	41.50%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	942,241	756,167	550,752	24.61%	37.30%
Total credit impairment charges, net	(367,781)	(82,344)	69,703	346.64%	(218.14%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	574,460	673,823	620,455	(14.75%)	8.60%
Revenues (Expenses) from transactions with other operating segments of the Bank	(20,600)	(6,098)	(1,831)	237.82%	233.04%
Total fees and commission, net	180,286	136,372	140,189	32.20%	(2.72%)
Other operating income	18,828	104,448	72,406	(81.97%)	44.25%
Dividends received, and share of profits of equity method investees	4,692	69,127	13,919	(93.21%)	396.64%
Total operating income, net	757,666	977,672	845,138	(22.50%)	15.68%
Operating expenses	(589,535)	(606,582)	(470,862)	(2.81%)	28.82%
Impairment, depreciation and amortization	(62,459)	(49,590)	(57,902)	25.95%	(14.36%)
Total operating expenses	(651,994)	(656,172)	(528,764)	(0.64%)	24.10%
Profit before tax	105,672	321,500	316,374	(67.13%)	1.62%
Segment assets	27,195,988	27,895,156	20,099,028	(2.51%)	38.79%

Analysis of 2016 versus 2015

In 2016, profit before taxes for Banking Panama decreased by 67.1% to COP 106 billion.

Total interest and valuation increased by 25.0% to COP 1,400 billion, due to a growth in the loan portfolio mainly in consumer loans and mortgages, as well as an increase in leasing, overnight and market funds and debt investments. Interest income from commercial loans grew 19.0%, consumer loans 23.1%, mortgages 31.0% and leasing 69.1%.

Total credit impairment charges net, were COP 368 billion, compared with COP 82 billion for 2015. This increase is explain mainly by deterioration in some commercial clients and consumer loans.

Total fees and commission net, increased by 32.2% to COP 180 billion due to higher commissions from banking services and trust products.

Total operating expenses decreased by 0.6% to COP 652 billion, mainly due to tighter control on the growth in expenses during the year.

Assets attributable to Banking Panama decreased by 2.5% during the year.

On June 14, 2016, Securities Banistmo S.A. acquired 100% of the outstanding capital of Valores Bancolombia Panama S.A. formerly owned by Valores Bancolombia S.A.

On October 4, 2016, Securities Banistmo S.A. merged into Valores Bancolombia Panamá S.A. which changed its legal name to Valores Banistmo S.A., whose sole shareholder is Banistmo S.A.

Analysis of 2015 versus 2014

In 2015, profit before taxes for Banking Panama increased by 1.62% to COP 321 billion.

Total interest and valuation increased by 38.6% to COP 1,119 billion, due to growth in the loan portfolio mainly in commercial and consumer loans, as well as a greater increase in leasing and debt investments.

Total credit impairment charges net, were COP 82 billion, compared with COP 69 billion positive for 2014. In 2014, the loans recoveries were higher than the provision charges by COP 60 billion. In 2015, the loan recoveries decreased by 8.6% while the provision charges grew by 47%.

Total fees and commission net, decreased by 2.7% to COP 136 billion due to higher commission expenses.

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

Banking Guatemala: This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala. Banking Guatemala also includes operations of the following subsidiaries: Banco Agromercantil de Guatemala S.A., Mercom Bank Ltd., Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., and Tarjeta Agromercantil S.A.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

Year ended December 31,
2016
In millions of COP
Total interest and valuation	869,329
Interest expenses	(348,219)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	521,110
Total credit impairment charges, net	(127,839)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	393,271
Revenues (Expenses) from transactions with other operating segments of the Bank	701
Total fees and commission, net	58,745
Other operating income	55,942
Dividends received, and share of profits of equity method investees	779
Total operating income, net	509,438
Operating expenses	(323,001)
Impairment, depreciation and amortization	(112,429)
Total operating expenses	(435,430)
Profit before tax	74,008
Segment assets	11,765,670

During 2016, assets of the Banking Guatemala segment grew at a moderate pace, mainly explained by the origination of new loans. The expansion of the loan portfolio permitted growth of the net interest income.

Fees declined slightly due to lower demand for financial services, while operating expenses experienced an increase during the year. As a result of these factors, net income of the segment declined during 2016.

Because the Banking Guatemala segment started in January 2016, its contribution to the results are presented only in 2016.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and FiduPerú S.A. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services and corporate trust.

	Year ended December 31,
	2016	2015	2014	Change 2016-2015	Change 2015-2014
	In millions of COP
Total interest and valuation	827	626	12,852	32.11%	(95.13%)
Interest expenses	(20)	(367)	(321)	(94.55%)	14.33%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	807	259	12,531	211.58%	(97.93%)
Total credit impairment charges, net	(164)	(3,204)	319	(94.88%)	(1104.39%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	643	(2,945)	12,850	(121.83%)	(122.92%)
Revenues (Expenses) from transactions with other operating segments of the Bank	(22,893)	(21,833)	(34,036)	4.86%	(35.85%)
Total fees and commission, net	238,745	218,190	199,806	9.42%	9.20%
Other operating income	13,500	16,507	(19,595)	(18.22%)	(184.24%)
Dividends received, and share of profits of equity method investees	16,873	13,573	26,121	24.31%	(48.04%)
Total operating income, net	246,868	223,492	185,146	10.46%	20.71%
Operating expenses	(87,951)	(85,918)	(84,102)	2.37%	2.16%
Impairment, depreciation and amortization	(612)	(466)	(387)	31.33%	20.41%
Total operating expenses	(88,563)	(86,384)	(84,489)	2.52%	2.24%
Profit before tax	158,305	137,108	100,657	15.46%	36.21%
Segment assets	124,472	154,485	164,571	(19.43%)	(6.13%)

Analysis of 2016 versus 2015

In 2016, profit before taxes for the Trust segment increased by 15.5% to COP 158 billion.

Total fees and commission net, increased by 9.4% to COP 239 billion driven by higher value of assets under management and corporate trust fees.

Assets attributable to the Trust segment decreased by 19.4% during the year to COP 124 billion, mainly driven by the decrease in debt investments issued by foreign issuers and cash, as well as, lower valuations of equity investments.

Analysis of 2015 versus 2014

In 2015, profit before taxes for the Trust segment increased by 36.2% to COP 137 billion.

Total fees and commission net, increased by 9.2% to COP 218 billion driven by higher value of assets under management and corporate trust fees.

Assets attributable to the Trust segment decreased by 6.1% during the year to COP 154 billion, mainly driven by the decrease in debt investments of Fiduciaria Bancolombia S.A.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia. Its customers include private and publicly held corporations as well as Government institutions.

	Year ended December 31,
	2016	2015	2014	Change 2016-2015	Change 2015-2014
	In millions of COP
Total interest and valuation	136	287	249	(52.61%)	15.26%
Interest expenses	-	(236)	(200)	(100.00%)	18.00%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	136	51	49	166.67%	4.08%
Total credit impairment charges, net	(423)	127	(157)	(433.07%)	(180.89%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(287)	178	(108)	(261.24%)	(264.81%)
Revenues (Expenses) from transactions with other operating segments of the Bank	12,891	2,355	961	447.39%	145.06%
Total fees and commission, net	19,821	29,327	22,985	(32.41%)	27.59%
Other operating income	2,285	2,080	2,092	9.86%	(0.57%)
Dividends received, and share of profits of equity method investees	202,062	40,018	(4,215)	404.93%	(1049.42%)
Total operating income, net	236,772	73,958	21,715	220.14%	240.58%
Operating expenses	(26,662)	(22,635)	(22,946)	17.79%	(1.36%)
Impairment, depreciation and amortization	(93)	(93)	(92)	0.00%	1.09%
Total operating expenses	(26,755)	(22,728)	(23,038)	17.72%	(1.35%)
Profit before tax	210,017	51,230	(1,323)	309.95%	(3972.26%)
Segment assets	215,281	128,301	122,716	67.79%	4.55%

Analysis of 2016 versus 2015

In 2016, profit before taxes for the Investment Banking segment increased to COP 210 billion from COP 51 billion in 2015.

Total interest and valuation decreased by 53.0% to COP 136 million, due to lower investments valuation in debt investments.

Dividends received, and share of profits of equity method investees, increased to COP 202 billion from COP 40 billion in 2015, due to higher valuations of financial instruments, higher profits in equity investments, and higher dividends received from associates due to higher generation of profits in those associates.

Total operating expenses increased by 18.0% to COP 27 billion, due to higher personal expenses mainly salaries and incentive compensation plan.

Assets attributable to Investment Banking increased by 68.0% to COP 215 billion due to the acquisition of the 50% of the stocks of TUYA S.A. from Bancolombia S.A.

Analysis of 2015 versus 2014

In 2015, profit before taxes for the Investment Banking segment increased to COP 51 billion.

Total interest and valuation increased by 15.2% to COP 287 million, due to higher valuation of debt and equity investments.

Total fees and commission net, increased by 27.6% to COP 29 billion, led by higher fees generated by corporate finance advisory services and capital markets related fees.

Dividends received, and share of profits of equity method investees increased to COP 40 billion mainly due to sales of real estate assets.

Total operating expenses decreased by 1.3% to COP 23 billion, due to lower administration and general expenses.

Assets attributable to Investment Banking increased by 4.5% during the year to COP 128 billion, due to a capitalization approved by the shareholders.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

	Year ended December 31,
	2016	2015	2014	Change 2016-2015	Change 2015-2014
	In millions of COP
Total interest and valuation	17,160	21,157	19,833	(18.89%)	6.68%
Interest expenses	(33)	(652)	(784)	(94.94%)	(16.84%)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	17,127	20,505	19,049	(16.47%)	7.64%
Total credit impairment charges, net	(25)	(177)	(1,829)	(85.88%)	(90.32%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	17,102	20,328	17,220	(15.87%)	18.05%
Revenues (Expenses) from transactions with other operating segments of the Bank	38,677	31,734	46,068	21.88%	(31.11%)
Total fees and commission, net	80,060	78,124	81,733	2.48%	(4.42%)
Other operating income	(9,923)	(6,325)	5,446	56.89%	(216.14%)
Dividends received, and share of profits of equity method investees	32,567	(1,473)	(1,188)	(2310.93%)	23.99%
Total income net	158,483	122,388	149,279	29.49%	(18.01%)
Operating expenses	(110,317)	(111,255)	(105,880)	(0.84%)	5.08%
Impairment, depreciation and amortizatio	(1,980)	(1,274)	(899)	55.42%	41.71%
Total operating expenses	(112,297)	(112,529)	(106,779)	(0.21%)	5.38%
Profit before tax	46,186	9,859	42,500	368.47%	(76.80%)
Segment assets	136,471	224,020	248,150	(39.08%)	(9.72%)

Analysis of 2016 versus 2015

In 2016, profit before taxes for the Brokerage segment increased to COP 46 billion from COP 10 billion in 2015.

Total interest and valuation decreased by 19.0% to COP 17 billion, due to losses in operations relating to futures contracts over securities.

Total fees and commission net, which are the most important component of revenues, increased by 2.5% to COP 80 billion, due to higher fees related to distribution and intermediation of securities, trust products and asset management.

Total operating expenses decreased by 0.2% to COP 112 billion, mainly due to tighter control on expenses during the year.

Assets attributable to the Brokerage segment decreased by 39.1% during the year, mainly driven by the sale of Valores Bancolombia Panama to Banistmo S.A. (Banking Panama segment).

Analysis of 2015 versus 2014

In 2015, profit before taxes for the Brokerage segment decreased by 76.8% to COP 10 billion, due to higher expenses and less operating income.

Total interest and valuation increased by 6.7% to COP 21 million, due to higher investments valuation.

Total fees and commission net, which are the most important component of revenues, presented a decrease of 4.4% to COP 78 billion, due to higher expenses related to distribution and intermediation of securities and asset management.

Other operating income decreased to a loss of COP (6) billion from income of COP 5 billion, due mainly to higher costs of securities exchange services and deposit and custody of securities.

Total operating expenses increased by 5.4% to COP 112 billion, due to higher labor cost increases and higher taxes other than income taxes, as well as higher depreciation due to the shortening of the useful life of fixed assets.

Assets attributable to the Brokerage segment decreased by 9.7% during the year, mainly driven by the reduction of repurchase agreement operations.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Caymán S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

	Year ended December 31,
	2016	2015	2014	Change 2016-2015	Change 2015-2014
	In millions of COP
Total interest and valuation	442,107	291,249	188,934	51.80%	54.15%
Interest expenses	(252,030)	(215,592)	(152,601)	16.90%	41.28%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	190,077	75,657	36,333	151.24%	108.23%
Total credit impairment charges, net	(52,294)	(49,830)	(21,160)	4.94%	135.49%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	137,783	25,827	15,173	433.48%	70.22%
Revenues (Expenses) from transactions with other operating segments of the Bank	99,914	95,495	53,519	4.63%	78.43%
Total fees and commission income, net	27,502	32,325	28,776	(14.92%)	12.33%
Other operating income	15,961	16,281	6,750	(1.97%)	141.20%
Dividends received, and share of profits (losses) of equity method investees	(269,096)	(141,261)	(159,515)	90.50%	(11.44%)
Total operating income, net	12,064	28,667	(55,297)	(57.92%)	(151.84%)
Operating expenses	(60,688)	(73,425)	(38,652)	(17.35%)	89.96%
Impairment, depreciation and amortization	(972)	(17,254)	(636)	(94.37%)	2612.89%
Total operating expenses	(61,660)	(90,679)	(39,288)	(32.00%)	130.81%
Loss before tax	(49,596)	(62,012)	(94,585)	(20.02%)	(34.44%)
Segment assets	10,847,782	11,667,606	8,488,021	(7.03%)	37.46%

Analysis of 2016 versus 2015.

In 2016, profit before taxes for the Off Shore segment decreased by 20.0% to COP 50 billion.

Total interest and valuation increased by 52.0% to COP 442 billion, driven by higher revenues from commercial loans and leasing operations due to higher pricing of loans, as well as higher revenues from debt investments due to higher market interest rates. Interest income from commercial loans grew 42.4% and leasing 25.1%.

Total fees and commission net, decreased by 15.0% to COP 28 billion mainly due to more expensive banking services in Bancolombia Panama.

Other operating income decreased by 2.0% to COP 16 billion, due to losses in forwards COP/USD and other currencies.

Total operating expenses decreased by 32.0% to COP 62 billion, due to tighter control over expenses during the year.

Assets attributable to the Off Shore segment decreased by 7.0% to COP 10,848 billion, as a result of the sale of debt securities of foreign and local issuers and; lower mark to market valuations on interest rates swaps.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

Analysis of 2015 versus 2014.

In 2015, profit before taxes for the Off Shore segment decreased by 34.4% to COP 62 billion.

Total interest and valuation increased by 54.1% to COP 291 billion, driven by higher revenues from commercial loans, consumer loans and debt investments.

Total fees and commission net, increased by 12.3% to COP 32 billion mainly due to higher fees and lower expenses from banking services.

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

All Other: This segment provides financial and operational leases activities, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C., Leasing Perú S.A., Transportempo S.A.S., Capital Investment Safi S.A. and Fondo de Inversión en Arrendamiento Operativo Renting Perú. This segment also includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

		Year ended December 31,
	2016	2015	2014	Change 2016-2015	Change 2015-2014
		In millions of COP
Total interest and valuation	30,299	112,858	154,107	(73.15%)	(26.77%)
Interest expenses	(99,991)	(77,156)	(64,309)	29.60%	19.98%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	(69,692)	35,702	89,798	(295.20%)	(60.24%)
Total credit impairment charges, net	871	(3,219)	(2,012)	(127.06%)	59.99%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(68,821)	32,483	87,786	(311.87%)	(63.00%)
Revenues (Expenses) from transactions with other operating segments of the Bank	(39,721)	(24,263)	(40,224)	63.71%	(39.68%)
Total fees and commission income, net	13,724	10,334	(6,409)	32.80%	(261.24%)
Other operating income	874,978	772,959	679,608	13.20%	13.74%
Dividends received, and share of profits of equity method investees	(175,595)	(159,583)	(121,800)	10.03%	31.02%
Total operating income, net	604,565	631,930	598,961	(4.33%)	5.50%
Operating expenses	(400,243)	(354,811)	(398,293)	12.80%	(10.92%)
Impairment, depreciation and amortization	(137,672)	(133,401)	(107,333)	3.20%	24.29%
Total operating expenses	(537,915)	(488,212)	(505,626)	10.18%	(3.44%)
Profit before tax	66,650	143,718	93,335	(53.62%)	53.98%
Segment assets	4,600,424	5,203,576	4,678,018	(11.59%)	11.23%

Analysis of 2016 versus 2015.

In 2016, profit before taxes for All Other decreased by 53.6% to COP 67 billion.

Other operating income, which is the most significant revenue line, increased by 13.2% to COP 875 billion, driven by the growth in revenues from services and translation adjustment of the equity investment portfolio.

Assets attributable to All Other decreased by 12.0% to COP 4,600 billion, due to a decrease in debt and equity investments.

Analysis of 2015 versus 2014.

In 2015, profit before taxes for All Other increased by 53.9% to COP 144 billion.

Other operating income, which is the most significant revenue line, increased by 13.7% to COP 773 billion, driven by the growth in revenues of real estate investment and the strengthening of the U.S. dollar versus the Colombian Peso in 2015.

Assets attributable to All Other increased by 11.2% to COP 5,204 billion, due to an increase in the value of investments.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Liquidity Management

The Asset and Liability Management Committee, or ALCO, sets the main policies of liquidity and funding of the Bank in accordance with the Bank’s desired statement of financial position structure.

The Bank uses a variety of funding sources to generate liquidity, taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are designed to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure.

One of the Bank’s main strategies is to maintain a solid liquidity position, thus, the ALCO has established a minimum amount of liquid assets, based on calculations of maximum expected withdrawals of deposits, disbursements and other obligations in order to guarantee the proper operation of banking activities and protect capital. The ALCO has delegated the short-term liquidity assessment task to the Liquidity Committee, which sets strategies and policies regarding liquidity.

Stress tests scenarios are simulated periodically to guarantee the Bank has sufficient time to raise funds under adverse market conditions. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stressed market scenarios.

Liquid Assets

During 2016, the Bank maintained a solid liquidity position. As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper operation under normal conditions but also to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last two years:

Liquid Assets(1)	December 31, 2016	December 31, 2015
High quality liquid assets
Cash	15,821,823	13,594,073
High quality liquid securities	7,844,716	8,901,316
Other Liquid Assets
Other securities	2,557,679	2,800,345
Total Liquid Assets	26,224,218	25,295,734

(1)	Feature possesses the high liquidity available in all cases, and those liquid assets received by the Central Bank for its operations expansion and monetary contraction. Liquid assets are adjusted by a haircut.

The following are considered liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investments funds units or in other trading debt securities.

High-quality liquid assets are comprised by cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction.

The Bank measures liquid assets on a daily basis and compares this result to an objective target set by the ALCO. Under this rule, daily liquid assets must be equal to or higher than this target. In the event the limit is not reached, there is a five-day period to increase liquidity levels.

Cash is important to guarantee branch and ATM operations. The Bank’s expansion across the Colombian territory requires considerable levels of cash; however, cash levels are daily monitored in order to minimize opportunity costs. Additionally, cash is taken into account in the mandatory bank reserve established by the Central Bank.

Securities that comprise liquid assets are reviewed by the ALCO in light of the Bank’s liquidity objective. Debt securities in the table shown are not affected by haircuts. Even though available for sale and held to maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that are posted to the Central Bank as collateral.

The SFC requires financial entities to have liquid assets greater than the contractual liquidity accumulative one-month gap. This contractual gap reflects the maturity of the current positions of assets and liabilities and does not reflect projections of future operations. The maturity of the loan portfolio for this purpose is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation. All of Bancolombia’s Colombian banking subsidiaries met this regulatory limit throughout the year of assets and liabilities.

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

Funding Structure

As of December 31, 2016, the Bank’s liabilities reached COP 173,784 billion, a 0.71% increase compared to December 31, 2015. The funding composition changed, liabilities denominated in Colombian Pesos increased by 6.13 percentage points, and liabilities denominated in U.S. dollars liabilities decreased by 5.4 percentage points. This change is principally the result of the 4.72% appreciation of the Peso against the U.S. dollar during 2016, by an increase in COP denominated time deposits and saving accounts and by declines in COP and USD denominated checking accounts, USD denominated time deposits, saving accounts, and borrowings from financial institutions and by a decrease in the outstanding amount of USD denominated debt securities.

	As of December 31,
	2016	2015
	In millions of COP, except percentages
Total funding
Peso-denominated	97,019,386	91,418,612
Dollar-denominated.	76,764,678	81,146,336
Total Liabilities	173,784,064	172,564,948

In 2016, the Bank experienced a growth in deposits which reached COP 124,624 billion at year-end, an increase of COP 2,821 billion, or 2.32% compared to the level at December 31, 2015. COP denominated deposits increased by 7.45%, explained mainly by the rise in COP denominated time deposits and saving accounts, while USD denominated deposits decreased by 5.17% as a result of the COP, appreciation during 2016 and the decline in USD denominated checking accounts, time deposits and saving accounts. The ratio of deposits to total assets was 63.50%, increasing by 0.38 percentage points compared to 2015.

	As of December 31,
	2016	2015
	In millions of COP
Total Deposits	124,624,011	121,802,028

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2016 and 2015.

	2016	2015
Checking deposits	12.3%	13.7%
Time deposits	30.3%	28.2%
Savings deposits	28.0%	27.7%
Other deposits	1.0%	1.0%
Percentage of Total Liabilities	71.6%	70.6%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2016 were 71.7%, increasing from 70.6% of total liabilities at year-end 2015.

The ratio of net loans to deposits (including borrowing from commercial banks) was 101.11% at the end of 2016, increasing from 99.19% as compared to 2015. This change is primarily explained by the increase in loans and advances to customers which rose from COP 145,620 billion in 2015 to COP 151,747 billion in 2016.

	As of December 31,
	2016	2015
Net Loans to Deposits	101.11%	99.19%

The Bank funds its operations in part with borrowings from domestic development banks which amounted to COP 4,921 billion at the end of 2016. Management believes these borrowings represent a good quality source of funding provided mainly by governmental entities in order to promote lending activities within specific sectors of the Colombian economy.

In addition to the main sources of funding described above, the Bank uses borrowings from other financial institutions and debt securities.

Debt securities in issue

In 2016, Banco Agrícola issued notes in amounts of USD 89 million.

As of December 31, 2016, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 18,704 billion.

The following table shows the Bank´s debt securities in issue maturity profile:

	2017	2018	2019	2020	2021 and thereafter	Total
In millions of COP
Debt securities in issue	1,764,757	937,208	1,614,974	3,241,260	11,146,610	18,704,809

The following table sets forth the components of the Bank’s liabilities for the years 2016 and 2015:

	As of December
	2016	% of total funding	2015	% of total funding
	In millions of COP, except percentages
Checking accounts
Peso-denominated	11,407,661	6.60%	12,822,977	7.40%
Dollar-denominated	10,035,341	5.80%	10,823,601	6.30%
Total	21,443,002	12.40%	23,646,578	13.70%
Time deposits
Peso-denominated	28,940,030	16.70%	24,152,124	14.00%
Dollar-denominated	23,733,355	13.70%	24,561,665	14.20%
Total	52,673,385	30.40%	48,713,789	28.20%
Savings accounts
Peso-denominated	36,354,465	20.90%	34,451,787	20.00%
Dollar-denominated	12,339,237	7.10%	13,361,893	7.70%
Total	48,693,702	28.00%	47,813,680	27.70%
Other deposits
Peso-denominated	932,945	0.50%	826,557	0.50%
Dollar-denominated	880,977	0.50%	801,424	0.50%
Total	1,813,922	1.00%	1,627,981	1.00%
Interbank Deposits
Peso-denominated	12,597	0.00%	5,516	0.00%
Dollar-denominated	329,259	0.20%	394,546	0.20%
Total	341,856	0.20%	400,062	0.20%
Derivate financial instruments-Liabilities
Peso-denominated	1,283,481	0.70%	1,882,322	1.10%
Dollar-denominated	28,969	0.00%	48,287	0.00%
Total	1,312,450	0.70%	1,930,609	1.10%
Borrowings from other financial institutions (1)
Peso-denominated	4,921,950	2.80%	5,153,378	3.00%
Dollar-denominated	13,983,893	8.00%	14,567,806	8.40%
Total	18,905,843	10.80%	19,721,184	11.40%
Debt securities in issue
Peso-denominated	5,498,303	3.20%	5,222,568	3.00%
Dollar-denominated	13,206,506	7.60%	14,213,297	8.30%

	As of December
	2016	% of total funding	2015	% of total funding
	In millions of COP, except percentages
Total	18,704,809	10.80%	19,435,865	11.30%
Repurchase agreements and other similar secured borrowing
Peso-denominated	1,686,316	1.00%	919,394	0.50%
Dollar-denominated	237,694	0.10%	313,062	0.20%
Total	1,924,010	1.10%	1,232,456	0.70%
Other liabilities
Peso-denominated	5,981,638	3.50%	5,981,989	3.50%
Dollar-denominated	1,989,447	1.10%	2,060,755	1.20%
Total	7,971,085	4.60%	8,042,744	4.70%
Total funding
Peso-denominated	97,019,386	55.90%	91,418,612	53.00%
Dollar-denominated	76,764,678	44.10%	81,146,336	47.00%
Total Liabilities	173,784,064	100%	172,564,948	100%

(1) Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

The following table shows net cash provided by (used in) operating activities, net cash (used in) provided by investing activities and net cash used in (provided by) financing activities, for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
		In millions of COP
Operating activities	3,601,418	1,856,726	(6,667,416)
Investing activities	(1,027,627)	141,985	934,112
Financing activities	(343,839)	(231,474)	1,630,077
Increase (decrease) in cash and cash equivalents	2,229,952	1,767,237	(4,103,227)

Operating Activities

In 2016, operating activities resulted in positive net cash as a result of the increase in deposits to COP 5,117 billion and the COP 14,370 billion of interest received. The increase in loans was COP 10,853 billion and interest paid was COP 5,229 billion of cash. The value of investment securities recognized at fair value through profit and losses decreased by COP 1,487 billion.

Net income has been positive; COP 2,954 billion, COP 2,608 billion and COP 2,429 billion for 2016, 2015 and 2014, respectively.

Investing Activities

In 2016, investing activities used cash; purchases of debt securities at amortized cost used COP 2,077 billion and purchases of property, plant and equipment used COP 1,082 billion; while proceeds from maturities of debt securities provided COP 2,365 billion.

The proceeds from sales of investments in subsidiaries used COP 219 billion of cash, corresponding to the sale of Tuya - Compañia de Financiamiento that closed on October 31, 2016. At the time of the sale the cash the company had (COP 228 billion) was significantly higher than the amount of cash received (COP 9 billion) for the sale, resulting in a negative net cash flow.

The investing activities related to equity securities at fair value through other comprehensive income used net cash of COP 434 billion during 2016. Investing activities related to property, plant and equipment used net cash of COP 530 billion, compared with COP 672 billion used during 2015, and COP 296 billion in 2014.

Financing Activities

Financing activities required cash during 2016.; Overnight funds, which complement the Bank’s funding strategy, increased by COP 706 billion, compared with 2015 when overnight funding decreased by COP 898 but decreased compared to 2014, when the increase was COP 1,015 billion. Borrowings and issuance of long-term debt provided COP 13,594 billion and COP 3,039 billion respectively, while the repayment of borrowings and payments of long-term debt used COP 13,744 billion and COP 3,099 billion respectively. Cash was also used to pay dividends to stockholders in the amount of COP 840 billion.

Long-term debt is also an important part of the Bank’s funding structure. During 2016, the long-term debt financing activities used net cash of COP 59 billion. This value decreased significantly as compared to 2015, when the issuance of new long-term debt, less repayments and prepayments of outstanding debt provided COP 1,079 billion of net cash. The net cash used by long term debts in 2016 when compared to 2014 decreased. This value for 2014 was COP 299 billion.

Payments of dividends to stockholders have increased at least in line with inflation; in 2016 COP 840 billion were distributed, while in 2015 this value was COP 785 billion and in 2014 was COP 713 billion, representing 28%, 30% and 29% of the Bank’s net income, respectively.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the owners of the parent company amounted to COP 21,268 billion at December 31, 2016, up 10% from COP 19,279 billion at December 31, 2015. This increase reflects the net effect of dividend payments, earnings during the year 2016 and all the other transactions that directly affect the stockholders’ equity attributable to the owners of the parent company.

The Bank’s capital adequacy ratio on a consolidated basis was 13.26% as of December 31, 2016, up from 12.46% in 2015. The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 426 basis points. The basic capital ratio (Tier 1) was 9.02% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 7.54% at the end of 2016. For a full description of our capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2016 and 2015:

	As of December 31, 2016	As of December 31, 2015
	In millions of COP, except percentages
Long-term senior indebtedness	12,031,505	11,831,968
Subscribed capital	480,914	480,914
Legal reserve	14,719,576	15,576,989
Non-controlling interest	1,040,521	627,654
Financial statements translation adjustment	2,994,508	-
Less:
Long-term investments	(185,579)	(191,435)
Intangibles assets acquired after August 23, 2012	(4,007,543)	(3,940,516)
Treasury stock	-	(983)
Primary capital (Tier I)	15,042,397	12,552,623
Subordinated bonds	6,673,304	7,603,897
Other comprenhensive income related to investments at fair value	(12,434)	(32,325)
Non-controlling interest	168,876	493,591
Legal reserve	239,702	203,725
Computed secondary capital (Tier II)	7,069,448	8,268,888
Technical Capital (1)	22,111,845	20,821,511
Capital Ratios
Primary capital to risk-weighted asets (Tier I)	9.02%	7.51%
Secondary capital to risk-weighted asets (Tier II)	4.24%	4.95%
Risk-weighted assets included market risk	166,781,426	167,168,400
Technical capital to risk-weighted assets (2)	13.26%	12.46%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

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

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos and U.S. dollars, those positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to currency risk primarily arises from changes in the U.S. dollar/COP exchange rate. The exposure to currency risk is managed by the Bank’s treasury division. The Bank uses a VaR calculation to limit the exposure to currency risk of its balance sheet. These limits are supervised on a daily basis by the Bank’s Market Risk Management Office. The Bank’s treasury division manages a derivative portfolio which includes forward agreements in foreign currency with the purpose, among others, of hedging its currency exposure.

B.3.	COMMITMENT FOR CAPITAL EXPENDITURES

See Item 4. “Information on the Company - A. History and Development of the Company – Capital Expenditures and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

During 2016, net interest and valuation income grew 25% as credit volumes slowed compared to 2015. Total credit impairment charges, net increased significantly over the past year. Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regard to those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 4% during 2016.

Economic activity in Colombia and consumer confidence weakened during the second half of the year. As a result, the pace of origination of new loans slowed and even the dynamic mortgage market slowed late in the year. During 2016, commercial loans grew 3%, consumer loans grew 13%, mortgages increased 1%, and Small Business Loans expanded 20%.

Economic growth in El Salvador was slow in 2016 and Banco Agrícola’s loan book expanded only 2% as there was weak demand from corporates and individuals due to the weaker macroeconomic conditions in the country. This slow growth generated a negative effect in the Bank’s overall book.

Credit demand in Banistmo was moderate, due to the slowdown in economic growth over the last year. The total loan book grew 7%, which was expected in last year’s more challenging environment. This growth level is more in line with growth in Guatemala and should pick up as macroeconomic conditions improve in the region.

Loan growth in Guatemala was the highest in Central America, growing 9% for 2016. Guatemala is Central America’s largest country, and provides a favorable growth environment.

Foreign-denominated loans were flat during 2016. Corporations in Colombia and off shore financing, particularly in Central America demanded less in a weaker economic environment.

Credit demand is expected to remain stable in 2017 as the economy in Colombia is expected to gradually gain traction, individuals and corporations demand consumer and commercial loans, and as the economy in El Salvador continues to recover from the crisis of 2008 – 2010, showing growth above 2%, while mitigating additional external pressures from the likely more domestically focused U.S. foreign policy under the new administration.

Net Interest Margin and Valuation

The majority of the Bank’s loan book has a variable rate (60% of loans have a maturity of more than one year and earn interest at variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. The increase in the bank’s cost of funding during the second half of the year contributed to the Bank’s slightly lower net interest margins. As a result, the net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations increased from 5.25% in the fourth quarter of 2015 to 5.96% in the fourth quarter of 2016.

The bank’s strategy during the year was to support the net interest margin and valuation on financial instruments by changing the mix of deposits and increasing the proportion of average demand deposits (savings and checking accounts) which are less expensive than time deposits and also maintaining funding costs as low as possible on each type of deposits.

More liquidity, a more favorable deposit mix (one with a greater proportion of demand deposits) and consistent increases in the interest rates in the U.S. economy point towards improving net interest margins in 2017 in these geographies.

Cost of credit

For the year 2016, the cost of credit was 1.8% of average loans, which marks a substantial increase when compared to the 1.3% shown in 2015. This credit cost was explained by a generalized deterioration in consumer and SME loans especially during the second half of the year.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are the off-balance sheet arrangements in which The Bank is involved: standby letters of credit, letters of credit and bank guarantees.

Letters of credit and bank guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure amounting to COP 87,442, COP 7,421 and COP 25,608, for the years ended as of December 31, 2016, 2015 and 2014, respectively.

Those off-balance sheet arrangements are required to be considered into the total solvency ratio computation. As of December 31, 2016, the total Bank’s technical capital ratio was 13.26%, exceeding the requirements of the Colombian government and the SFC by 426 basis points. In the event the off-balance sheet arrangements were not considered in the computation, the total ratio would be boosted by approximately 92 basis points.

At December 31, 2016 and 2015, the fees and other income related to Guarantees and Standby letters of credits amounted to COP 55,724 and COP 44,539, respectively.

At December 31, 2016 and 2015, outstanding letters of credits and bank guarantees issued by the Bank totaled COP 6,609,254 million and COP 7,164,613 million, respectively. Additionally, the Banks is not involved in any interest retained and other indebtedness related to those instruments besides the credit risk aforementioned.

The table below summarizes all guarantees issued by the Bank as of December 31, 2016 and 2015. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Unused credit lines amounted to COP 9,404,528 million and COP 10,516,134 million at December 31, 2016 and 2015.

Off-balance Sheet Arrangements	Expire within one year at December 31,		Expire after one year at December 31,		Total amount outstanding at December 31,		Maximum potential amount of future losses at December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
	In millions of COP
Bank guarantees and letters of credit	4,863,596	4,845,119	1,745,658	2,319,494	6,609,254	7,164,613	6,609,254	7,164,613
Total	4,863,596	4,845,119	1,745,658	2,319,494	6,609,254	7,164,613	6,609,254	7,164,613

For more information on standby letters of credit and bank guarantees, please see Note 20, “Provisions and Contingent Liabilities” and Note 24.3, “Fees and Commissions” to Consolidated Financial Statements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank´s contractual obligations as of December 31, 2016:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	In millions of COP
Time deposits (1)	52,673,385	34,442,445	10,698,266	5,401,074	2,131,600
Borrowings from other financial institutions	18,905,843	10,511,684	3,355,928	1,483,821	3,554,410
Debt securities in issue	18,704,809	1,764,757	2,552,182	6,816,422	7,571,448
Derivative financial liabilities	1,312,450	520,122	449,712	148,006	194,610
Post-employment benefit plans	699,372	38,015	121,272	139,009	401,076
Operating Lease Obligations	4,379	1,634	2,745	-	-
Total	92,300,238	47,278,657	17,180,105	13,988,332	13,853,144

(1) Savings and checking accounts and other deposits do not have a specific maturity date and therefore are excluded from this table.

The amounts shown in the table include interest costs on debt. The Bank does not have any uncertain tax positions to report.

Our liabilities recognized on the consolidated statement of financial position as Deposits by customers other than time deposits, Interbank deposits, Repurchase agreements and other similar secured borrowing, Preferred shares and Other liabilities are not presented in the table above. Refer to Notes 14, 15 and 19 to Consolidated Financial Statements for more information on these liabilities.

G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements requires the Bank's management to make judgments, estimates and assumptions that affect the application of accounting policies and the recognized amounts of assets, liabilities, income and expenses.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments or changes in assumptions are disclosed in the notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

The critical accounting policies that the Bank uses in preparing the consolidated financial statements, given their significant impact on the financial condition and operating performance of the Bank are detailed below:

1.	Impairment testing of CGU including goodwill:

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 8, for further information related to carrying amount, valuation methodologies, key assumptions and the allocation of goodwill.

2.	Deferred tax:

The Bank recognizes, when appropriate, deferred tax assets and liabilities by the future estimate of tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities, identified as temporary differences, are only recognized if it is considered likely that the entities are going to have sufficient taxable income in the future that allow it to be recovered. Due to the continuous modifications to tax laws, their interpretation and economic conditions, the calculation of deferred tax assets and liabilities and future net earnings requires judgments and estimates to be applied.

Deferred tax assets and liabilities are measured based on the tax rate, in accordance with the enacted tax laws in each country that must be applied in the year in which the deferred tax assets and liabilities are realized or settled.

Regarding current taxes, Bancolombia and its Colombian subsidiaries apply the fiscal regulations of Colombia. In the case of companies based in Peru, Guatemala, El Salvador and Panama (the latter applies only to Banistmo and its subsidiaries), and the corresponding taxes are calculated according to Peruvian, Guatemalan, Salvadorian, and Panamanian tax law.

The application of the tax legislation is subject to varying interpretations by the taxpayer and the tax authorities.

The accounting policies for deferred tax assets and liabilities are considered critical accounting policies, because the determination of these amounts requires estimates of future revenues, expenses and tax rates that may be affected by changes in the economic conditions of the countries, constant regulatory changes, new legislation and different interpretations of the law. Please see Note 11 to the Consolidated Financial Statements for further information related to the nature of the deferred tax assets recognized by the Bank and their carrying amount.

3.	Provisions and contingent liabilities:

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Provisions are recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities are critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and its carrying amounts. See Note 20.

4.	Impairment for credit risk:

Determining the allowance for loan losses requires a significant amount of management judgment and estimates in, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. The Bank assesses if an asset or a group of financial assets is impaired and if impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The estimates are considered as critical accounting judgments because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Bank’s estimated losses (as reflected in the provisions) and actual losses would require the Bank to record provisions which, if significantly different, could have a material impact on its future financial condition and results of operations. The Bank’s assumptions about estimated losses are based on past performance, past customer behavior, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

As described in Note 2.F.7.4.5.1, to the Consolidated Financial Statements, the Bank assesses impairment losses for homogeneous loan portfolios on collective basis, using historical information. During 2016, enhancements to the estimation process were done, including the fact that information reflecting recoveries of defaulted loans for an entire economic cycle became available. The Bank, therefore, used the latest internal information to calculate the Loss Given Default parameter, that provides a better estimate of its borrowers credit risk. In prior periods, internal and external information (including finance sector data) was used. This change in accounting estimate resulted in a decrease of the allowance for loan losses amounting to 183.125 million at December 31, 2016.

5.	Fair value of financial assets and liabilities:

Financial assets and liabilities recorded at fair value on the Bank’s statement of financial position include debt and equity securities and derivatives classified at fair value through profit or loss and equity securities which the Bank has made an irrevocable election to present in other comprehensive income changes in its fair value.

To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 Fair value measurement specifies different levels of inputs that may be used to measure the fair value of financial instruments. In accordance with this standard, financial instruments are classified as follows:

Level 1: Assets and liabilities are classified as Level 1 if there are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

Level 2: Assets and liabilities are classified as Level 2 if in the absence of a market price for a specific financial instrument, its fair value is estimated using models whose input data are observable for recent transactions of identical or similar instruments.

Level 3: Assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value of these assets or liabilities.

All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.

The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determinate the price for assets or liabilities.

For further details, as carrying amount and sensitivity disclosures, please see Note 29 “Fair value of assets and liabilities”.

For the periods ended December 31, 2016 and 2015 there have been no significant changes in estimates and judgements made at end-year other than those indicated in the Consolidated Financial Statements.

6.	Measurement of Employee benefits:

The measurement of post-employment benefit obligations and long-term employee benefits carries a wide variety of premises and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the financial statements, among others, due to changes in economic and demographic assumptions and significant events. For further information, see Note 18.

7.	Consolidation of structured entities:

A Structured entity (SE) is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

To determine whether the Bank controls and consequently consolidates an entity that has been designed as a SE, the Bank asseses the design and the purpose of the entity. It is also considered whether the Bank, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

Whenever there is a change in the substance of the relationship with the SE the Bank performs a re-assessment of control to determine if consolidation is applicable.

The total assets of unconsolidated SE in which the Bank had an interest at the reporting date and its maximum exposure to loss in relation to those interests is presented in Note 23 Consolidated Financial Statements, “Unconsolidated structured entities”.

For further information about the Bank´s accounting policies read Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons acted as directors and senior management of the Bank:

Directors

David Emilio Bojanini García was born in 1956. Mr. Bojanini holds a degree in industrial engineering from Universidad de los Andes and an MBA with emphasis on actuary from University of Michigan. He has held several positions in the private sector such as CEO of Administradora de Fondos de Pensiones y Cesantías Protección S.A. from 1991 to 2006, and Gerente Actuaría in Suramericana de Seguros S.A. where he worked for 11 years. He has been CEO of Grupo de Inversiones Suramericana S.A. since 2006. Mr. Bojanini is a member of the following boards of directors: Grupo Nutresa S.A., Bancolombia S.A., Grupo Argos S.A., Suramericana S.A. and SURA Asset Management. He is the Chairman of the Board of Trustees of the Proantioquia Foundation, and serves as a director for the Colombian Private Council for Competitiveness (Consejo Privado de Competitividad), the "Businessmen for Education" Foundation (Fundación Empresarios por la Educación), Fedesarrollo and the Colombia International Corporation.

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

Hernando José Gómez Restrepo was born in 1957. Mr. Gómez holds a cum laude degree in economics from Universidad de los Andes. He is a PhD candidate in economics and holds a Master’s in philosophy and arts and a post-graduate degree in currency, banking and international economics from Yale University. Mr. Gómez has been a Professor at Universidad de los Andes and INALDE Business School, and an Assistant Professor at Yale University. He has held the position of member of the Board of Governors of the Central Bank, CEO of Consejo Privado de Competitividad, Chief of the Colombian Government Negotiation Team for the Free Trade Agreement with the United States of America, the National Planning Director of Colombia, among other positions. Mr. Gómez is an independent member of the Bank’s Board of Directors since his appointment in 2013.

Roberto Ricardo Steiner Sampedro was born in 1959. Mr. Steiner holds a bachelor's degree in economics from the Universidad de los Andes and is a PhD candidate from Columbia University. Mr. Steiner has held several positions at the Central Bank, such as Director of the Economic´s Research Department. He has also served as Deputy Director and Executive Director at Fedesarrollo, Director of the Economic Development Studies Center at the Universidad de los Andes. From 2002 to 2007 he was an Alternate Executive Director at the IMF. He is currently a Research Associate at Fedesarrollo. Mr. Steiner has been a Professor at Universidad de los Andes, Columbia University, Universidad Javeriana and Universidad Nacional as well as Visiting Scholar at the IMF and at Lehigh University. He has been a consultant for the IDB, the World Bank, the IMF and the ECLAC and has been member of several Board of Directors, including the Bogota Stock Exchange, ING Barings Corporación Financiera, Generalli Seguros and Ecopetrol. Mr. Steiner has sat on the Editorial Board of Latin American Economic Policy Review and of Cuadernos de Economía, the journal of Universidad Católica de Chile, and has published several books and articles both at a national and international level.

Luis Fernando Restrepo Echavarría was born in 1958. Mr. Restrepo holds a bachelor's degree in industrial management from the Georgia Institute of Technology and a Master’s degree in business administration from the University of Chicago. He has held several positions in the Marmon Group of Chicago, and was also a part of the Leadership Rotational Program in Chicago at the Rego Company (Production planning and industrial engineering), Hammond Organ Company (accountability) and Marmom Keystone (sales). He began in Crystal S.A.S as International Vice President, then he became an Executive Vice President until 2003, and since 2004 he has acted as CEO. He is a member of the board of directors of Andi-Antioquia (Asociacion Nacional Industriales de Colombia), Conconcreto, Etiflex and MAS S.A.S.

Arturo Condo Tamayo was born in 1967. Mr. Condo has a PhD in business strategy and competitiveness from Harvard Business School, and holds degree in Electric Engineering from Escuela Superior Politecnica del Litoral Ecuador. He also obtained a Master’s degree in business administration from INCAE. Mr. Condo is a professor and held the position of principal of INCAE Business School between 2007 and 2015. Previously, he was the dean of masters, the Dean of Research and Development and Director of the Centro Latinoamericano para la Competitividad y el Desarrollo Sostenible (CLACDS). He is currently a consultant in companies located in Latin America and Asia in strategic planning and competitiveness strategy. He has also been consultant of multilateral organizations as Inter-American Development Bank (IDB) and the World Bank. He is the CEO of Keyword Centroamérica, a strategic information company he created in 2014.

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

For additional information regarding the Board of Directors and its functions, see Item 10 “Additional Information – B. Memorandum and Articles of Association – Board of Directors”.

Senior Management

Juan Carlos Mora Uribe was born in 1965. He has been the CEO of Bancolombia since May 2016. Prior to his appointment as CEO of Bancolombia, he was the Corporate Innovation and Digital Transformation Vice President since 2015. He holds a B.A degree from Universidad Eafit and an M.B.A degree from Babson College. Mr. Mora has experience in diverse areas of corporate finance and investment banking and was Vice President of Operations of Corfinsura in 2004. Most recently, Mr. Mora performed the role of Vice President of Risk in 2005, and then he was appointed as Chief Corporate Services Officer until 2015.

Jaime Alberto Velasquez Botero was born in 1960. He has been the Vice President of Strategy and Finance of Bancolombia since April 2012. Previously, he held the position of Vice President of Finance of Bancolombia from 1997 to 2012. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department of the Bank. Previously, he worked at C.I. Banacol from 1987 to 1989. Mr. Velásquez holds an economics degree from Universidad de Antioquia.

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

Jaime Alberto Villegas Gutierrez was born in 1965. He has been the Vice President of Corporate Services since 2016. He holds an industrial engineering degree from Universidad de los Andes and a graduate degree in finance from the same University. He has worked in the financial, operations and technology department of financial institutions such as Standard Chartered Bank, in Colombia, Peru, United Arab Emirates and Singapore.

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

Maria Cristina Arrastia Uribe was born in 1965. She has been the Vice President of Retail and SMEs Banking since October 2015. Mrs. Arrastia is a Business Administrator graduated from Eafit University in Medellin. She has performed various roles in Bancolombia, such as Sub-Manager of the trading desk, and Regional Manager of the Corporate Banking of Antioquia. Between 1998 and 2009 she was appointed as Regional Manager for Personal and SME Banking in Antioquia. In 2009 she was appointed as General Manager of Sufi until 2011 when she was appointed to the position of Vice President of Consumer and Housing Credit.

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

Enrique Gonzalez Bacci was born in 1965. He has been the Vice President of Human Resources since 2015. He holds a law degree from the Universidad Externado de Colombia and holds a degree in business law from the same university. He has taken the Advanced Program in Human Resource Management from the Anderson School at UCLA, and also holds certifications in geopolitics from Universidad EAFIT and a Top Management Program from Universidad de los Andes. In several occasions, he has participated as technical counselor before the International Labour Organization’s International Labour Conference. His career at Grupo Bancolombia started at Conavi and later at BIC – today Bancolombia – holding different positions within the human resources department.

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

In 2016 the Bank paid each director a fee of approximately COP 5.8 million per month for sitting on the Board, and another fee of approximately COP 5.8 million for attending each session of the committees.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2016 was COP 63.64 billion. Additionally, the bank has established a retirement bonus for senior management, and at the end of 2016 the provision to this effect was COP 41.27 billion. A total of COP 13.99 billion was paid by the Bank in 2016 to senior managers who retired during the year.

The Board of Directors approves the salary increases for corporate vice presidents and authorizes the Chief Executive Officer to readjust the salary of the remaining employees.

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

The Bank paid a total of COP 1,931 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. Such amount includes the sum of approximately COP 242.54 billion spent in connection with the incentive compensation plan in Colombia.

As of December 31, 2016, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 123.28 billion, in accordance with Decree 2496 of December 23, 2015.

C.	BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of December 31, 2016.

Name	Elected to the Board	Term Expires
David Bojanini García	2006	2018
Roberto Ricardo Steiner Sampedro	2014	2018
Gonzalo Alberto Pérez Rojas (1)	2004	2018
Hernando José Gómez Restrepo	2013	2018
Luis Fernando Restrepo Echavarría	2016	2018
Arturo Condo Tamayo	2016	2018
Andrés Felipe Mejía Cardona	2016	2018

(1)	Gonzalo Alberto Pérez Rojas had previously served as the Bank’s Director during the period 1990-1994.

Messrs. Hernando José Gómez Restrepo, Roberto Ricardo Steiner Sampedro, Luis Fernando Restrepo Echavarría, Arturo Condo Tamayo and Andres Felipe Mejía Cardona act as independent directors in accordance with the Bank’s by-laws and other applicable laws. Consequently, the majority of the Board of Directors is composed of independent directors.

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

Name	Period Served
President
Juan Carlos Mora Uribe	Since 2016
Vice Presidents
Jaime Alberto Velásquez Botero	Since 1997
Mauricio Rosillo Rojas	Since 2008
Maria Cristina Arrastia Uribe	Since 2015
Gonzalo Toro Bridge	Since 2003
Jaime Alberto Villegas Gutierrez	Since 2016
Rodrigo Prieto Uribe	Since 2011
Carmenza Henao Tisnes	Since 2011
Enrique Gonzalez Bacci	Since 2015

For further information about the Bank’s corporate governance practices please see Item 16. “Reserved – B. Corporate Governance and Code of Ethics.”

Audit Committee

In accordance with Colombian regulations, the Bank has an audit committee whose main purpose is to support the Board of Directors by supervising the effectiveness of the Bank’s internal controls. The committee consists of three independent directors, one of whom must be a financial expert, who are elected by the board of directors for a period of two years.

The audit committee is composed of Hernando José Gómez Restrepo, Andrés Felipe Mejia Cardona and Arturo Condo Tamayo.

Pursuant to applicable U.S. laws for foreign private issuers, Mr. Hernando José Gómez Restrepo serves as the financial expert of the audit committee.

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

Designation, Compensation and Development Committee

This committee is composed of three (3) members of the Board of Directors elected by it. The Vice President of Human Resourses of the Bank acts as secretary of this committee.

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

The members of the designation, compensation and development committee are Gonzalo Perez Rojas, Luis Fernando Restrepo Echavarria and Andres Felipe Mejia Cardona.

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

The members of the Good Governance Committee are David Bojanini García, Roberto Ricardo Steiner and Luis Fernando Restrepo Echavarria.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia and its consolidated Subsidiaries	Number of employees employed by Bancolombia
2016	30,158	20,440
2015	34,390	19,544
2014	31,598	18,867

As of December 31, 2016, Bancolombia and its consolidated subsidiaries had 34,567 employees, of which 20,440 were employed directly by the Bank. Of the 20,440 employees directly contracted by the Bank, 13,044 are operations personnel and 7,396 are management employees. Of the 20,440 employees, approximately 22.90% are located in the Bogota Region, 11.03% in the South Region, 14.05% in the Antioquia Region, 30.49% in the Medellin headquarters, 11.84% in the Central Region and 9.71% in the Caribbean Region. During 2016, the Bank employed an average of 349 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 24.51% are part of a labor union called Sintrabancol, 14.99% are members of an industry union called Uneb, 1.41% belong to an industry labor union called Sintraenfi, 0.09% belong to an industry labor union called Uprofin, 0.12% belong to an industry labor union called USF and 0.20% belong to an industry labor union called Aceb. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2014. The agreement has been in effect since November 1, 2014 and is set to expire on October 31, 2017. This agreement applies to approximately 12,833 employees regardless of whether they are members of an union or not and it extends to operating personnel employed by the subsidiaries Banca de Inversión Bancolombia, Valores Bancolombia, and Fiduciaria Bancolombia. Sintranefi, the labor union composed of approximately 289 employees, did not take part in the collective bargaining agreement. Sintraenfi has made a request for an arbitration court to settle this dispute, which was finally settled by the respective judicial authorities on June 15, 2016 and only covers the members of the union. Sintraenfi also submitted a list of petitions on October 31, 2016 without reaching an agreement in the stage of direct settlement. To date, Sintraenfi has not requested the intervention of an arbitral tribunal to solve this pending petition. In the meantime, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

With the execution of this agreement, the Bank, Uneb and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

The most important economic aspects of the Agreement are:

1. A pay increase of 7% for the first year. For the second year, the increase (8.77%) was equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2014 and October 2015, plus 200 basis points. For the third year, the increase (8.98%) was equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2015 and October 2016, plus 250 basis points.

For the salary increases corresponding to the second and the third year in which the current collective bargaining agreement is in place, the Bank will apply whichever is greatest between the variation of the national Consumer Price Index (IPC) for the twelve months ended on October 31 and December 31 of the year in question. The same criteria will be applied for the subsidies and benefits associated to salary increases.

2. Improved benefits, such as, immediate right to access first home loan after 4 years of tenure, increased amounts to the first home loans, improved health insurance coverage, transportation and food assistance. Increase in tuition assistance and a new tuition loan.

Providing welfare conditions and contributing to the improvement of the quality of the life of the bank employees and their basic family group are fundamental guidelines of the Agreement. In line with these guidelines, housing loans are a priority in the portfolio of employee benefits. After four years of tenure, employees can access conventional housing loans.

Additionally, there are other loan types available to employees with low interest rates. We also offer financial education programs, which allows employees to develop a culture of healthy financial discipline.

We guide our benefits policies in the promotion, prevention and preservation of the health and welfare of our employees, their families and other stakeholders.

We implement systematic, planned and proactive strategies to improve the health of our employees, through good practices related the social environment of the organization, work life balance strategies, and others. We believe this generates positive results and allows us to pursue organizational excellence and contribute to social responsibility.

Benefits offered to employees include life insurance, health insurance and loans for higher education, educational aid, food aid, family death aid, birth aid, notary expenses aid for those who purchase housing, among others. These aids are primarily granted to those employees who earn up to 4 legal minimum salaries per month.

E.	SHARE OWNERSHIP

The following directors and members of the senior management owned common shares in Bancolombia as of December 31, 2016: David Bojanini García, Gonzalo Alberto Pérez Rojas and Gonzalo Toro Bridge.

The following directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2016: Roberto Ricardo Steiner Sampedro and Gonzalo Toro Bridge.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2016, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2017. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

			% Ownership	% Ownership	% Ownership
	Common	Preferred	of Common	of Preferred	of Total
Name	Shares	Shares	Shares(1)	Shares(1)	Shares(1)
Grupo de Inversiones Suramericana S.A (2)	236,792,135	-	46.46%	0.00%	24.62%
ADR Program	-	236,472,426	0.00%	52.30%	24.59%
Fondo de Pensiones Obligatorias Protección	24,331,436	52,393,707	4.77%	11.59%	7.98%
Fondo de Pensiones Obligatorias Porvenir Moderado	61,661,071	27,710,556	12.10%	6.13%	9.29%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.

(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of March 31, 2017, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 43,203 stockholders. A total of 236,472,426 representing 52.30% of preferred shares were part of the ADR Program and were held by 38 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, increasing from 21.83% as of March 31, 2016 to 24.59% by the end of March 2017 as depositary receipts were created throughout the period. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, increased its percentage ownership to 7.98% as of March 31, 2017 compared to 7.60% as of March 31, 2016; and Fondo de Pensiones Obligatorias Porvenir Moderado a Colombian private pension fund manager held its percentage of ownership constant at 9.29% in March 31, 2017, compared to the same period a year ago.

There are no significant changes in the percentage ownership held by major shareholders during the past three years.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 673,483 million in loans outstanding to related parties as of February 28, 2017. The principal amounts outstanding as of February 28, 2017 included in this amount are:

Entitiy	Amount outstanding	Accrued Interest	Average Interest rate
	In millions of COP, except percentages
Renting Colombia S.A.	481,874	5,644	10.25%
FCP Fondo Inmobiliario Colombia	142,080	429	9.71%

2016
Statement of financial position:	Entities that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Bank and associates	Key management personnel
In millions of COP
Statement of financial position:
Investment securities	1,688,543	-
Loans	282,507	15,709
Other Assets	64,078	389
Total	2,035,128	16,098
Deposits	375,442	3,750
Bonds	-	-
Other Liabilities	31,941	-
Total	407,383	3,750
Transactions Income:
Interest and fees	15,040	931
Dividends received	49,627	-
Other income	51,586	-
Total	116,253	931
Expenses:
Interest	14,342	767
Fees	5	1,001
Other expenses	37,370	-
Total	51,717	1,768

2015
Statement of financial position:	Entities that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Bank and associates	Key management personnel
In millions of COP
Statement of financial position:
Investment securities	974,366	-
Loans	16,660	20,194
Other Assets	5,063	-
Total	996,089	20,194
Deposits	149,916	1,496
Bonds	2,031	16
Other Liabilities	-	-
Total	151,947	1,512

143

2015
Statement of financial position:	Entities that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Bank and associates	Key management personnel
In millions of COP
Transactions Income:
Interest and fees	22,588	1,389
Dividends received	45,736	-
Other income	14	-
Total	68,338	1,389
Expenses:
Interest	4,895	23
Fees	-	792
Other expenses	1,006	-
Total	5,901	815

2014
Statement of financial position:	Entities that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Bank and associates	Key management personnel
In millions of COP
Transactions Income:
Interest and fees	21,891	913
Dividends received	16,043	-
Other income	141	-
Total	38,075	913
Expenses:
Interest	5,800	15
Fees	-	776
Other expenses	13,336	94
Total	19,136	885

For additional information regarding the Bank’s related party transactions, please see Note 27 to the Consolidated Financial Statements, “Related party transactions”.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-170.

A.2.	LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see Note 20 to the Consolidated Financial Statements,”Provisions and Contingent Liabilities”.

A.3.	DIVIDEND POLICY

The declaration, amount and payment of dividends are based on Bancolombia’s unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared. According to Colombian law, the minimum dividend per share may be waived by an affirmative vote of the holders of 78% of the voting shares present at the stockholders’ meeting.

The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares (for more information, see Item 10. "Additional Information – B. Memorandum and Articles of Association”); and (iii) third, as may be determined in the ordinary annual stockholders’ meeting by the vote of the holders of a majority of the shares entitled to vote.

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cashdividends per share (1)(2)	Cash dividends per share (1)(3)
	(COP)	(U.S. dollars)
2016	950	0.329
2015	888	0.267
2014	830	0.319
2013	776	0.394
2012	754	0.412

(1)Includes common shares and preferred shares.

(2)Cash dividends for 2016, 2015, 2014, 2013 and 2012 were paid in quarterly installments.

(3)Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

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

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low
Year Ending
December 31, 2016	30,200	20,700	42.20	25.12	92,864,900
December 31, 2015	28,880	20,080	48.56	23.69	111,797,200
December 31, 2014	31,300	22,000	66.78	42.50	104,278,406
December 31, 2013	31,460	23,380	70.62	47.59	63,665,433
December 31, 2012	30,600	24,220	69.50	53.78	100,220,776
December 31, 2011	31,100	25,160	69.87	53.56	83,520,522
December 31, 2010	31,820	20,400	69.44	40.10	92,823,574

Source: NYSENet (Composite Index), Yahoo Finance, and Colombian Stock Exchange.

	Colombian Stock Exchange			New York Stock Exchange
	COP Per Preferred Share		Trading Volume (Number of Shares)	USD per ADS		Trading Volume (Number of ADSs)
	High	Low		High	Low
	(in nominal pesos)

2017
First Quarter	29,140	26,840	35,321,489	40.48	36.18	18,464,800
2016
First Quarter	26,800	20,700	48,443,358	34.31	25.12	20,403,900
Second Quarter	28,500	25,140	43,374,259	39.31	32.50	26,911,800
Third Quarter	30,200	25,320	52,822,136	42.20	33.51	20,905,100
Fourth Quarter	29,140	25,640	45,667,336	39.15	32.49	24,644,100
2015
First quarter	28,880	23,800	44,059,256	48.07	36.65	32,658,000
Second quarter	27,920	25,500	31,944,253	46.51	39.31	21,519,900
Third quarter	28,000	24,100	35,368,754	41.88	29.90	22,562,300
Fourth quarter	28,000	20,300	48,224,705	39.23	24.04	35,057,000
2014
First quarter	27,440	22,000	58,591,558	56.48	42.77	31,239,335
Second quarter	28,100	25,540	52,735,647	59.60	53.20	23,039,202
Third quarter	31,300	27,100	37,993,293	66.78	56.06	18,297,717
Fourth quarter	30,400	26,020	37,548,935	58.15	42.50	31,702,152

Source: NYSENet (Composite Index), Yahoo Finance, and Colombian Stock Exchange.

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)
Month
March 2017	29,140	27,100	40.48	36.18	7,216,400
February 2017	27,840	26,840	39.02	37.35	5,178,400
January 2017	28,380	27,120	38.39	37.21	6,070,000
Month
March 2016	26,980	24,500	34.56	29.85	8,765,600
February 2016	25,200	23,600	30.42	27.51	6,232,600
January 2016	24,000	20,460	29.54	24.69	5,405,700
March 2015	26,220	23,740	41.30	36.23	10,999,516
February 2015	28,880	25,760	48.39	40.93	8,209,348
January 2015	28,880	26,680	48.56	43.81	13,450,841

Source: NYSENet (Composite Index), Yahoo Finance, and Colombian Stock Exchange.

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

On September 30, 1998, Bancolombia filed a registration statement on Form F-3 with the SEC to register ADSs evidenced by ADRs, each representing four preferred shares, issued in connection with the merger between BIC and Banco de Colombia for resale by the holders into the U.S. public market from time to time. On January 24, 2005, the Board determined to deregister the unsold ADSs registered under the registration statement on Form F-3. On March 14, 2005, Bancolombia filed an amendment to the registration statement deregistering the remaining unsold ADSs. On August 8, 2005, Bancolombia filed, through the Depositary, a registration statement on Form F-6 registering 50,000,000 ADSs evidenced by ADRs in connection with the Conavi/Corfinsura merger. On May 14, 2007, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares and rights to subscribe for preferred shares in connection with the subsequent offerings which took place in the second and third quarter of 2007. On January 14, 2008, by filing the Form F-6 with the SEC, Bancolombia increased the amount of its ADR program up to 400,000,000 American Depositary Shares, and registered some amendments to the Depositary Agreement of ADSs between Bancolombia and The Bank of New York Mellon. On July 13, 2010, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares, American Depositary Shares representing preferred shares and rights to subscribe for preferred shares in connection with the subsequent offering of subordinated debt securities which took place on July 19, 2010. On February 6, 2012, Bancolombia priced a public offer of 63,999,997 preferred shares without voting rights, which represented an aggregate amount of approximately COP 1,680 billion. On March 3, 2014, Bancolombia priced a public offer of 110,000,000 preferred shares without voting rights, which represented an aggregate amount of approximately COP 2,656 billion. .

On May 2, 2016, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares and rights to subscribe for preferred shares.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of March 31, 2017, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was COP 12,976 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 26,361 billion or USD 9.15 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Stock Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange, as of March 31, 2017, was COP 303,370 billion (USD 105.3 billion), with 82 companies listed as of that date.

D.	SELLING STOCKHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is certain information concerning the Bank’s capital stock and a brief summary of certain significant provisions of the Bank’s bylaws and Colombian corporate law. This description does not purport to be complete and is qualified by reference to the Bank’s bylaws (an English translation of which is attached as Exhibit 1 to this Annual Report) and to Colombian corporate law.

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

Board of Directors

As of the date of filing of this Annual Report, Bancolombia’s board of directors is composed of seven directors, elected for a two-year term, with no alternate directors. For additional information regarding Bancolombia’s current directors please see Item 6.A, “Directors and Senior Management”.

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

The directors of Bancolombia must abstain from participating, directly or through an intermediary, on their own behalf or on behalf of a third party, in activities that may compete against the Bank or in conflict-of-interest transactions that may generate a conflict of interest situation, unless the general shareholders meeting expressly authorizes such transactions. For such purposes, the directors shall provide the shareholders’ meeting with all the relevant information necessary for the shareholders to reach a decision. If the director is a shareholder, his or her vote shall be excluded from the respective decision process. In any case, the general shareholders meeting could only grant its authorization if the act does not adversely affect Bancolombia’s interests.

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

As of December 31, 2016, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 21,268 billion divided into 961,827,000 shares.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings.

Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes: (i) to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year; (ii) to review the annual report prepared by the external auditor; (iii) to determine the compensation for the members of the board of directors, and the external auditor (iv) to elect directors, the client representative (defensor del consumidor financiero). The client representative’s primary duty is to solve the individual complaints submitted by clients and users and serve as their spokesman, and the external auditor (each for a two-year term); and (v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

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

In the event that the holders of preferred shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire certain voting rights. See Item 10.B. “Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.

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

Liquidation Rights

Bancolombia will be dissolved if certain events take place, including the following: (i) its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date; (ii) losses cause the decrease of its shareholders’ equity below 50% of its outstanding capital stock, unless one or more of the corrective measures described in the Colombian Commercial Code are adopted by the shareholders within six months; (iii) by decision at the general shareholders’ meeting;and (iv) in certain other events expressly provided by law and in the by-laws.

Upon dissolution, a liquidator must be appointed by the general shareholders’ meeting to wind up its affairs. In addition, the Superintendency of Finance has the power to take over the operations and assets of a bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the Estatuto Orgánico del Sistema Financiero, Decree 663 of 1993. For more information see Item 4. “Information on the Company – B. Business Overview – B.8. Supervision and Regulation – Bankruptcy Considerations”.

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

The Bank’s bylaws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. See Item 3. “Key Information – D. Risk Factors – Preemptive rights may not be available to holders of American Depositary Receipts (“ADRs”) evidencing ADSs”.

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

Ownership Threshold Requiring Public Disclosure

We must disclose to the Superintendency of Finance at the end of each fiscal quarter the names of the shareholders of our company, indicating at least, the twenty shareholders with the highest number of shares.

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

Bancolombia has not entered into any contract, other than those entered in the ordinary course of business or that are not considered to be material, to which it or any of its subsidiaries is a party, for the two years immediately preceding the date of this Annual Report.

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

E.	TAXATION

Colombian Taxation

For purposes of Colombian taxation, an individual is considered as a resident if he or she meets any of the following conditions:

•	Continuous or discontinuous presence in Colombia for more than 183 calendar days including entry and departure days from the country, within any period of 365 consecutive calendar days, provided that, when the continuous or discontinuous presence in the country is exercised in more than one fiscal year, the individual would be considered as a resident in the second fiscal year.

•	Those persons working for the Colombian Foreign Service or those serving the Colombian Foreign Service and which, by virtue of the Vienna Conventions on Diplomatic and Consular Relations, are exempt from taxation on all or part of their income and occasional earnings in the country in which they are serving during the respective tax year or period.

•	Is a Colombian citizen and during the applicable fiscal year:

a)	The spouse or permanent life partner, or underage dependent children, are residents in Colombia for tax purposes; or,

b)	50% or more of their income has a Colombian source; or,

c)	50% or more of their assets are managed in Colombia; or,

d)	50% or more of their assets are held or deemed to be held in Colombia; or,

e)	The Colombian taxation authority has requested evidence of the foreign residency status, and it is not provided by the individual; or

f)	Had fiscal residence in a tax haven jurisdiction as defined by Colombian regulations.

Colombian citizens are not considered a tax resident if they meet any of the above conditions and fulfill at least one of the following:

a)	50% or more of their annual income has its source in the jurisdiction in which they are domiciled; or,

b)	50% or more of their assets are located in the jurisdiction where they are domiciled.

Entities:

•	For purposes of Colombian taxation, a legal entity is a resident of Colombia if its principal office is located in Colombia. For this purpose, the principal office means the place where material commercial and management decisions are made.

•	Companies and entities that comply with any of the following conditions are also considered to be nationals for tax purposes:

a)	Primary domicile in Colombia; or

b)	Incorporated in Colombia, in accordance with Colombian laws.

Foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia when their income has been previously subject to withholding tax, provided that such income results from payments of dividends, capital gains or labor related income.

Pursuant to the International Investments Regime (see Item 10. “Additional Information – D. Exchange Controls”), the preferred shares deposited under the Deposit Agreement constitute a Foreign Institutional Capital Investment Fund (the “Fund”). Under Article 18-1 of the Fiscal Statute, modified by the Law 1607 of 2012, profits of the Fund, excluding dividends, are subject to withholding tax. The applicable taxation rate is 14%, provided that the Depositary is not located in a tax haven, in which case, the applicable taxation rate is 25%. The withholding is 25% in the case of dividends if they relate to untaxed company earnings.

If the Depositary sells, or otherwise negotiates, the preemptive rights it would be entitled to in the event of a new issue of shares (see Item 3. “Key Information - D. Risk Factors-Risks Relating to the Preferred Shares and the ADSs”), the profits obtained from such disposal will be subject to withholding tax.

Regulations applicable to the taxation of dividends, other than those in the International Investment Regime, were modified under Law 1819 of 2016, as follows:

A dividend tax was created, which will be collected by at-source withholdings at the time they are paid out. This new tax applies to dividends distributed based on earnings obtained starting in the 2017 tax year.

•	The rates for non-residents of Colombia are:

a)	5% if the distributed dividends relate to earnings taxed at the parent company (notwithstanding the application of any double taxation treaty signed by Colombia).

b)	35% if the distributed dividends relate to earnings not taxed at the parent company. A further 5% will be applied to the difference to be distributed (for a total of 38.25%). The above is notwithstanding the application of double taxation treaties signed by Colombia.

•	The rates for residents of Colombia are:

a)	The at-source withholding rate for domestic companies continues to be 20% when the dividends are distributed against taxed earnings.

b)	The tax will be as follows for natural persons:

-	Between 0%, 5% and 10% if the dividends are distributed against earnings taxed at the parent company.

-	35% if the dividends are distributed against earnings not taxed at the parent company. A further 5% will be applied to the difference to be distributed (for a total of 38.25%).

•	Preferred shares

Preferred shares will have the same treatment as financial liabilities for the issuer's tax purposes. The treatment will be the same as financial assets for the holder. This treatment will not be applicable to listed shares that do not comply with the rest of the requirements established by Article 33-3 of the Tax Statute.

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

You are a U.S. holder if you are a beneficial owner of preferred shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the preferred shares represented by those ADRs. Exchanges of preferred shares for ADRs, and ADRs for preferred shares generally will not be subject to United States federal income tax.

Taxation of Dividends and Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market. Because the preferred shares are not listed on any United States securities market, it is unclear whether dividends we pay with respect to the preferred shares will also be qualified dividend income. If dividends we pay with respect to our preferred shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a non-corporate U.S. holder) will be subject to taxation at ordinary income tax rates.

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

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between USD 125,000 and USD 250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of preferred shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the preferred shares or ADSs.

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

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2016. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, and equity prices, among others.

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

The Bank’s Market and Liquidity Risk Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses, (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with Bancolombia’s risk management policies, (c) analyzing the methodologies for valuation of the market value securities and financial instruments design by the official price vendor, (d) reporting to senior management and the board of directors any violation of Bancolombia’s risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the board of directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that every subdivision is prepared to incorporate the new product into their procedures, that every risk is considered before the product is incorporated and that approval is obtained from the board of directors before the new product can be sold.

The Bank’s assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities and derivatives, foreign exchange and bond futures, and over-the-counter plain vanilla and exotic derivatives. Trading in derivatives includes forward contracts in foreign currency operations, plain vanilla options and Asian options on U.S. dollar/COP currency, foreign exchange swaps and interest rate swaps. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

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

To manage the interest rate risk from banking activities, the Bank analyzes the interest rate mismatches between its interest earning assets and its interest bearing liabilities. In addition, the foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

Trading Instruments Market Risk Measurement

The Bank currently measures the Treasury Book exposure to market risk as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by SFC is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, focuses on the Treasury Book and excludes investments measured under amortized cost that are not being provided as collateral and any other investment included in the Banking Book, such as non-trading positions. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 1771 of 2012.

For purposes of VaR calculations, a risk exposure category is any market variable that is able to influence potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded at a specified confidence level over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and changes in positions relating to the different instruments that are subject to market risk.

The relevant risk exposure categories for which VaR is computed by Bancolombia according to “Chapter XXI, appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; and (iv) fund risk.

Interest Rate Risk (Treasury Book):

The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXI of the Basic Accounting Circular. The calculation of the interest rate risk begins by determining the net position in each instrument and estimating its sensitivity by multiplying its net present value (“NPV”) by its “modified duration” and by the estimated interest rate estimated fluctuation (as defined by the SFC). The interest rate’s fluctuations are established by the SFC according to historical market performance, as shown in the following table:

Figure 1. Interest Risk – Sensitivity by Bands and Zones

Zone	Band	Modified Duration		Interest rate fluctuations (basis points)
		Low	High	Pesos	URV	USD
Zone 1	1	0	0.08	274	274	100
	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
Zone 2	5	1	1.9	222	250	90
	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
Zone 3	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20	-	162	170	60

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

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES).

The interest rate risk VaR decreased from COP 276 billion on December 31, 2015 to COP 252 billion on December 31, 2016, due to reduction in the position in Colombian government’s treasury bonds (TES). During the year 2016, the average interest rate risk VaR was COP 266 billion, the maximum value COP 309 billion, and the minimum value COP 239 billion

Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund Risk (Treasury Book):

The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“∆p”). The ∆p is determined by the SFC, as shown in the following table:

Figure 2. Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

USD	5.50%
Euro	6.00%
Other currencies	8.00%
Funds	14.70%
Stock Price	14.70%

The currency risk VaR drop from COP 349 billion as of December 31, 2015 to COP 247 billion as of December 31, 2016 was due to the decrease of 38.1% in the net position in U.S. dollars in Bancolombia. During the year 2016, the average currency risk VaR was COP 332 billion, the maximum value COP 393 billion, and the minimum value COP 247 billion.

The equity risk VaR increased from COP 55 billion as of December 31, 2015 to COP 61 billion as of December 31, 2016, due to the surge in the trading positions at Valores Bancolombia. During the year 2016, the average equity VaR was COP 62 billion, the maximum value COP 76 billion, and the minimum value COP 55 billion.

The fund risk, which arises from investment in mutual funds, decreased from COP 41 billion as of December 31, 2015 to COP 37 billion as of December 31, 2016. During the year 2016, the average fund risk VaR was COP 45 billion, the maximum value COP 113 billion, and the minimum value COP 37 billion.

The estimated interest rate fluctuations and the sensitivity factors for currency, equity and fund risk used in the model are established by the SFC according to historical market performance, and have not changed since March 2011.

Total Market Risk VaR in Trading Instruments

The total market risk VaR in trading instruments is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2015 and December 2016.

	As of December 31,
	2016	2015
	In millions of COP
Interest Rate Risk VaR	251,904	276,405
Currency Risk VaR	247,047	348,815
Equity Risk VaR	62,120	54,947
Fund Risk VaR	36,915	40,675
Total VaR	596,987	720,842

Includes Grupo Agromercantil’s market risk exposure at a 100%

The total market risk VaR, decreased by 20%, to COP 597 billion as of December 31, 2016, from COP 721 billion in December 31, 2015 due mainly to the decreases in currency risk and interest rate risk mentioned above.

During the year 2016, the average Total VaR was COP 705 billion, the maximum value COP 828 billion, and the minimum value COP 597 billion.

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

Interest Risk Exposure (Banking Book)

The Bank has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 100 basis points (bps).

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2016 and 2015:

Interest Rate Risk
	As of December 31,
	2016	2015
	In millions of COP
Assets sensitivity 100 bps	614,268	579,393
Liabilities sensitivity 100 bps	366,262	332,079
Net interest income sensitivity 100 bps	248,005	247,314

The chart below provides information about Bancolombia’s of interest rate risk sensitivity in foreing currency (US dollars) at December 31, 2016 2015

Interest Rate Risk
	As of December 31,
	2016	2015
	In thousands of US dollars
Assets sensitivity 100 bps	78,173	74,228
Liabilities sensitivity 100 bps	71,401	69,869
Net interest income sensitivity 100 bps	6,772	4,359

A positive net sensitivity denotes a higher sensitivity of assets than of liabilities and implies that a rise in interest rates will positively affect the Bank´s net interest income. A negative sensitivity denotes a higher sensitivity of liabilities than of assets and implies that a rise in interest rates will negatively affect the Bank´s net interest income. In the event of a decrease in interest rates, the impacts on net interest income would be opposite to those described above.

Total Exposure:

As of December 31, 2016, the net interest income sensitivity in local currency for the banking book instruments, entered into for other than trading purposes with positive parallel shifts of 100 basis points was COP 248 million, which is not a significant difference between 2015 and 2016.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 100 basis points, was USD 6.8 million at December 31, 2016, compared with USD 4.4 million at December 31, 2015. The increased net interest income sensitivity due to interest rate risk between 2015 and 2016 occurred due to the increase in the sensitivity of the loan portfolio, because of the decrease in their repricing frecuency.

Assumptions and Limitations:

Net interest income sensitivity analysis is based on the repricing model and consider the following key assumptions: (a) does not consider prepayments, new operations, defaults, etc., (b); the fixed rate instruments sensitivity, includes the amounts with maturity lower than one year and assumes these will be disbursed at market interest rates and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in energy and construction sectors. Smaller positions are held on the financial sector. The market value of those investments decreased by 56% during the year, to COP 114 billion as of December 31, 2016 from COP 262 billion as of December 31, 2015, as a result of the sale of a portion of the investments in the construction sector.

The structural equity positions are exposed to equity price risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2016	2015
	In millions of COP
Market Value	113,835	261,648
Delta	14.7%	14.7%
Sensitivity	16,734	38,462

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 16 billion on the structural equity investments market value, which would decrease from COP 114 billion to COP 97 billion.

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

The following are the fees charged by the depositary:

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). • Converting foreign currency to U.S. dollars.
Taxes and other Governmental charges the depositary or the custodian has to pay on any ADSs or share underlying a ADSs, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	• As necessary.

D.4.i.	FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2016 to December 31, 2016, the depositary reimbursed Bancolombia USD 550,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 243 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2016 has been audited by Deloitte&Touche Ltda, an independent registered public accounting firm, which report is included on page F-4 of this annual report.

In addition, there were no changes in Bank´s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect the bank´s internal control over financial reporting.

ITEM 16.	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Hernando Jose Gomez Restrepo as the “audit committee financial expert” in accordance with SEC rules and regulations.

Our audit committee financial expert, along with the other members of our audit committee, is considered to be independent according to applicable NYSE criteria.

Mr. Gomez has served as the Bank’s audit committee financial expert since April 2016. There is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Gomez and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and as a member of the audit committee. Mr. Gomez is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. For more information regarding our audit committee, see Item 6. “Directors, Senior Management and Employees— C. Board Practices—Audit Committee”.

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

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See Item 16. “G Corporate Governance”.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 14,781 million and COP 14,082 million by Deloitte & Touche Ltda and PricewaterhouseCoopers Ltda. for the years ended December 31, 2016 and 2015, respectively.

Additionally, in connection with the audit engagement performed by Deloitte & Touche Ltda for the fiscal year ended December 31, 2016, fees amounting to COP 2,693 will be billed in 2017.

Audit-Related Fees

In 2016 and 2015, Bancolombia paid no other audit related fees.

Tax Fees

For the year ended December 31, 2015, Bancolombia and its subsidiaries paid COP 28 million for concept of tax fees for professional services related to transfer pricing advice provided by PricewaterhouseCoopers Ltda. In 2016, the Bank did not contract professional services related with tax compliance, tax advice or tax planning rendered by Deloitte & Touche Ltda.

All Other Fees

In 2016 and 2015, Bancolombia paid no other fees to Deloitte & Touche Ltda and PricewaterhouseCoopers Ltda.

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

Every request of approval of additional services must be adequately supported, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors.

During 2016, there were no services approved by the audit committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

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

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

•	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. As of December 31, 2016, the Bank’s board of directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. “Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

•	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors, and members of senior management may attend the meetings of the board of directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

•	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee and an Audit Committee, each of which is composed exclusively of directors. For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee and Audit Committee, see Item 6. “Directors, Senior Management and Employees – C. Board Practices”.

•	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.	MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on October 30, 2015.(1)
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008.(2)
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
7.1	Selected Ratios’ Calculation.
8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 1, 2017.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 1, 2017.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 1, 2017.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 1, 2017.
15.1	Consent of Deloitte & Touche Ltda.
15.2	Consent of PricewaterhouseCoopers Ltda.

(1)	Incorporated by reference to our annual report on Form 20-F (File No. 001 – 32535) filed on April 22, 2016.
(2)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A.

/s/ JAIME ALBERTO VELASQUEZ BOTERO

Name: Jaime Alberto Velasquez Botero

Title: Vice President, Strategy and Finance

Date: May 1, 2017

Deloitte & Touche Ltda. Calle 16 sur No. 43A – 49 Piso 9 - 10 Nit. 860.005.813-4 Medellín Colombia Tel: +57 (4) 313 8899 Fax: +57 (4) 313 9343 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bancolombia S.A.:

Medellin, Colombia.

We have audited the accompanying consolidated statement of financial position of BANCOLOMBIA S.A. and subsidiaries (the “Group”) as of December 31, 2016 and the related consolidated statement of income, statement of comprehensive income, statement of changes in equity and statement of cash flow for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Group’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such 2016 consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCOLOMBIA S.A. and subsidiaries as of December 31, 2016, and the consolidated results of their operations and their cash flows for the year ended December 31, 2016, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS – IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 1, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte & Touche Ltda.

Medellín, Colombia

May 1, 2017

Deloitte se refiere a una o más de las firmas miembro de Deloitte Touche Tohmatsu Limited (“DTTL”), una compañía privada del Reino Unido limitada por garantía (“DTTL”), su red de firmas miembro,

y a sus entidades relacionadas. DTTL y cada una de sus firmas miembro son entidades legalmente separadas e independientes. DTTL (también denominada “Deloitte Global”) no presta servicios a clientes. Una descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro puede verse en el sitio web www.deloitte.com/about.

© 2016. For information, contact Deloitte Touche Tohmatsu Limited.

Deloitte & Touche Ltda. Calle 16 sur No. 43A – 49 Piso 9 - 10 Nit. 860.005.813-4 Medellín Colombia Tel: +57 (4) 313 8899 Fax: +57 (4) 313 9343 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bancolombia S.A.:

Medellin, Colombia

We have audited the internal control over financial reporting of BANCOLOMBIA S.A. and subsidiaries (the “Group”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS – IASB”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS – IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Deloitte se refiere a una o más de las firmas miembro de Deloitte Touche Tohmatsu Limited (“DTTL”), una compañía privada del Reino Unido limitada por garantía (“DTTL”), su red de firmas miembro,

y a sus entidades relacionadas. DTTL y cada una de sus firmas miembro son entidades legalmente separadas e independientes. DTTL (también denominada “Deloitte Global”) no presta servicios a clientes. Una descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro puede verse en el sitio web www.deloitte.com/about.

© 2016. For information, contact Deloitte Touche Tohmatsu Limited.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Group and our report dated May 1, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche Ltda.

Medellin, Colombia

May 1, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, the consolidated statement of financial position as of December 31, 2015 and the related consolidated statement of income, and other comprehensive income, changes in equity and of cash flows for each of the two years in the period ended December 31, 2015 and 2014 present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Ltda.

Bogotá, Colombia

April 22, 2016

PricewaterhouseCoopers Ltda., Calle 100 No. 11A-35, Bogotá, Colombia

Tel: (57-1) 634 0555, Fax: (57-1) 218 8544, www.pwc.com/co

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2016 and 2015

(Stated in millions of Colombian pesos)

	Note	December 31, 2016	December 31, 2015
ASSETS
Cash and cash equivalents	4	20,460,245	18,597,614
Financial assets Investments	5.1	13,060,653	14,277,824
Derivative financial instruments	5.2	1,677,970	2,382,168
Financial assets investments and derivative financial instruments		14,738,623	16,659,992
Loans and advances to customers and financial Institutions		151,747,486	145,620,639
Allowance for loans and advances and lease losses		(6,621,911)	(5,248,755)
Loans and advances to customers and financial institutions, net	6	145,125,575	140,371,884
Assets held for sale and inventories	12	273,187	1,950,808
Investment in associates and joint ventures	7	1,298,246	546,549
Investment property	10	1,581,689	1,505,046
Premises and equipment, net	9	3,115,697	3,052,266
Goodwill and intangible assets, net	8	6,694,037	7,092,255
Deferred tax, net	11.3.3	222,862	170,482
Other assets	13	2,750,883	3,025,971
TOTAL ASSETS		196,261,044	192,972,867
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	14	124,624,011	121,802,028
Interbank deposits	15	341,856	400,062
Repurchase agreements and other similar secured borrowing	15	1,924,010	1,232,456
Liabilities relating to assets held for sale	30	-	1,605,133
Derivative financial instruments	5.2	1,312,450	1,930,609
Borrowings from other financial institutions	16	18,905,843	19,721,184
Debt securities in issue	17	18,704,809	19,435,865
Preferred shares		581,972	580,959
Current tax		124,802	193,949
Deferred tax, net	11.3.3	1,325,354	834,392
Employees benefit plans	18	650,802	546,422
Other liabilities	19	5,288,155	4,281,889
TOTAL LIABILITIES		173,784,064	172,564,948
EQUITY
Share capital	21	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	22	7,472,409	5,877,379
Retained earnings		6,380,657	5,850,588
Accumulated other comprehensive income (loss), net of tax		2,076,149	2,213,114
STOCKHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		21,267,583	19,279,449
Non-controlling interest		1,209,397	1,128,470
TOTAL EQUITY		22,476,980	20,407,919
TOTAL LIABILITIES AND EQUITY		196,261,044	192,972,867

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2016, 2015 and 2014

(Stated in millions of Colombian pesos, except EPS)

	Note	2016	2015	2014
Interest on loans and financial leases
Commercial		7,952,627	5,487,993	3,889,542
Consumer		3,069,124	2,333,173	1,997,319
Small business loans		236,979	188,438	158,344
Mortgage		1,767,761	1,396,002	1,372,337
Leasing		1,993,851	1,547,634	1,172,218
Interest income on loans and financial leases		15,020,342	10,953,240	8,589,760
Interest income on overnight and market funds		20,968	14,564	11,122
Interest and valuation on investments	24.1	707,495	301,840	571,281
Total interest and valuation		15,748,805	11,269,644	9,172,163
Interest expenses	24.2	(6,053,100)	(4,037,941)	(3,164,611)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments		9,695,705	7,231,703	6,007,552
Credit impairment charges on loans and advances and financial leases, net	6	(2,643,710)	(1,667,680)	(843,597)
Credit impairment charges on off balance sheet credit instruments		(87,442)	(7,421)	(25,608)
Total credit impairment charges, net		(2,731,152)	(1, 675,101)	(869,205)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments		6,964,553	5,556,602	5,138,347
Fees and commission income	24.3	3,285,235	2,790,557	2,495,417
Fees and commission expenses	24.3	(966,271)	(797,513)	(669,707)
Total fees and commission, net	24.3	2,318,964	1,993,044	1,825,710
Other operating income	24.4	1,487,123	1,372,702	1,136,543
Dividends received, and share of profits of equity method investees		176,692	211,574	122,689
Total operating income, net		10,947,332	9,133,922	8,223,289
Operating expenses
Salaries and employee benefits		(2,808,931)	(2,255,391)	(1,973,467)
Other administrative and general expenses	25.1	(2,651,334)	(2,237,598)	(1,947,375)
Wealth tax, contributions and other tax burden		(741,184)	(675,387)	(438,711)
Impairment, depreciation and amortization	25.2	(517,809)	(477,285)	(459,703)
Other expenses		(259,792)	(252,626)	(299,439)
Total operating expenses		(6,979,050)	(5,898,287)	(5,118,695)
Profit before tax		3,968,282	3,235,635	3,104,594
Income tax	11.3.5	(1,176,832)	(649,250)	(737,676)
Profit for the year from continuing operations		2,791,450	2,586,385	2,366,918
Net income from discontinued operations	30, 11.3.5	163,497	22,513	62,867
Net income		2,954,947	2,608,898	2,429,785
Net income attributable to equity holders of the Parent Company		2,865,328	2,518,890	2,387,086
Non-controlling interest		89,619	90,008	42,699
Basic and Diluted earnings per share to common shareholders	26	3,040	2,680	2,591
From continuing operations		2,870	2,656	2,524
From discontinued operations		170	24	67

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2016, 2015 and 2014

(Stated in millions of Colombian pesos)

	Note	2016	2015	2014
Net income		2,954,947	2,608,898	2,429,785
Other comprehensive (loss) ⁄ income that will not be reclassified to net income
Remeasurement loss related to defined benefit liability		626	(59,434)	(27,297)
Related tax		(10,966)	9,312	6,407
Net of tax amount	11.2	(10,340)	(50,122)	(20,890)
Investments at fair value through other comprehensive income (FVTOCI):
Unrealized gain or (loss)		250,690	128,271	(120,627)
Gain on investments transferred to retained earnings upon disposal (1)		(42,414)	-	-
Related tax		24,341	9,052	(3,110)
Net of tax amount	11.2	232,617	137,323	(123,737)
Total other comprehensive income (loss) that will not be reclassified to net income, net of tax		222,277	87,201	(144,627)
Other comprehensive profit that may be reclassified to net income
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		(672,684)	3,091,491	1,769,767
Gain or loss on net investment hedge in foreign operations		327,272	(1,665,422)	(1,024,386)
Gain reclassified to statement of income on acquisition of a foreign operation (2)		-	(18,394)	-
Net of tax amount		(345,412)	1,407,675	745,381
Net gain on cash flow hedges (3)		(12,112)	6,378	5,734
Net of tax amount		(12,112)	6,378	5,734
Unrealized (loss) or gains on investments in associates and joint ventures using equity method	7	(1,718)	(23,781)	34,021
Net of tax amount		(1,718)	(23,781)	34,021
Total other comprehensive gains that may be reclassified to net income, net of tax		(359,242)	1,390,272	785,136
Other comprehensive income, net of tax		(136,965)	1,477,473	640,509
Total comprehensive income attributable to:		2,817,982	4,086,371	3,070,294
Equity holders of the Parent Company		2,728,363	3,996,363	3,037,906
Non-controlling interests		89,619	90,008	32,388

(1)	On May 31, 2016, the Bank completed the process for the sale of all of its minority stake in Cifin S.A. This sale, involved various financial institutions as sellers, including Bancolombia S.A., and TransUnion Netherlands II B.V., as buyer.

(2)	On December 30, 2015 the Bank acquired an additional 20% equity interest of the Grupo Agromercantil Holding (GAH) from BAM Financial Corporation, obtaining control. This item corresponds to the reclassification of the respective currency traslation adjustment in the GAH investment as an associate as of December 31, 2015. See Note 8 Goodwill and Intangible assets, net.

(3)	In 2016 the Bank's subsidiary, Banistmo, discontinued cash flow hedge accounting. For further information see Note 5.2. Derivatives Financial Instruments.

The accompanying notes form an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2016, 2015 and 2014

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Other comprehensive income

										Attributable
	Share		Appropiated		Investments	Cash flow				To owners	Non-
	Capital	Additional	Reserves	Translation	At fair value	Hedge		Employee	Retained	Of Parent	Controlling	Total
	(Note 21)	Paid in capital	(Note 22)	adjustment	Through OCI	Reserve	Associates	Benefits	earnings	Company	interest	equity
Balance as of December 31, 2015	480,914	4,857,454	5,877,379	2,153,056	108,012	12,112	10,240	(70,306)	5,850,588	19,279,449	1,128,470	20,407,919
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2015, at a rate of COP 888 per share.	-	-	-	-	-	-	-	-	(796,517)	(796,517)	-	(796,517)
Legal reserve movements	-	-	1,554,425	-	-	-	-	-	(1,554,425)	-	-	-
Release of reserves by law	-	-	(377,471)	-	-	-	-	-	377,471	-	-	-
Increase of reserves by law	-	-	421,730	-	-	-	-	-	(421,730)	-	-	-
Sale of financial instruments	-	-	-	-	(42,414)	-	-	-	42,414	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-		-	(8,692)	(8,692)
Other reserves(1)	-	-	(3,654)	-	-	-	-	-	3,654	-	-	-
Net income	-	-	-	-	-	-	-	-	2,865,328	2,865,328	89,619	2,954,947
Other comprehensive income	-	-	-	(345,412)	275,031	(12,112)	(1,718)	(10,340)	13,874	(80,677)	-	(80,677)
Balance as of December 31, 2016	480,914	4,857,454	7,472,409	1,807,644	340,629	-	8,522	(80,646)	6,380,657	21,267,583	1,209,397	22,476,980

(1)	This item corresponds to the dynamic reserves of Banistmo S.A.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2016, 2015 and 2014

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Other comprehensive income

	Share				Investments	Cash				Attributable
	Capital	Additional	Appropiated		At fair value	flow				To owners	Non-
	(Note	Paid in	Reserves	Translation	Through	Hedge		Employee	Retained	Of Parent	Controlling	Total
	21)	capital	(Note 22)	adjustment	OCI	Reserve	Associates	Benefits	earnings	Company	interest	equity
Balance as of December 31, 2014	480,914	4,857,454	5,130,861	745,381	(29,311)	5,734	34,021	(20,184)	5,667,037	16,871,907	494,573	17,366,480
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2014, at a rate of COP 830 per share.	-	-	-	-	-	-	-	-	(798,316)	(798,316)	-	(798,316)
Legal reserve movements	-	-	308,442	-	-	-	-	-	(308,442)	-	-	-
Release of reserves by law	-	-	(288,386)	-	-	-	-	-	288,386	-	-	-
Increase of reserves by law	-	-	377,470	-	-	-	-	-	(377,470)	-	-	-
Non-controlling interest (1)	-	-		-	-	-	-	-		-	543,889	543,889
Other movements (2)	-	-	348,992	-	-	-	-	-	(348,992)	-
Recognition of GAH´s gross put obligation(3)	-	-	-	-	-	-	-	-	(368,776)	(368,776)	-	(368,776)
Net income	-	-	-	-	-	-	-	-	2,097,161	2,097,161	90,008	2,187,169
Other comprehensive income	-	-	-	1,407,675	137,323	6,378	(23,781)	(50,122)	-	1,477,473	-	1,477,473
Balance as of December 31, 2015	480,914	4,857,454	5,877,379	2,153,056	108,012	12,112	10,240	(70,306)	5,850,588	19,279,449	1,128,470	20,407,919

(1)	The increase in the category of non-controlling interest is due to the inclusion of GAH in the consolidated financial statements, see Note 8. Goodwill and Intangible Assets, net.
(2)	This item includes appropriation of profits at the end of the first semester of the Bank’s subsidiaries that have prepared semi-annual financial statements.
(3)	Due to contractual terms, the non-controlling interest of GAH is entitled to sell its interest to the Bank. See Note 8. Goodwill and Intagible Assets, net.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2016, 2015 and 2014

(Stated in millions of Colombian pesos, except per share amounts)

		Attributable to owners of Parent Company
				Other comprehensive income
					Investments	Cash				Attributable
		Additional			at fair value	flow				to owners	Non-
	Share	paid in	Appropriated	Translation	through	hedge		Employee	Retained	of Parent	controlling	Total
	Capital	capital	Reserves	adjustment	OCI	reserve	Associates	benefits	earnings	Company	interest	equity
Balance as of January 1, 2014	425,914	2,571,399	4,372,669	-	84,115	-	-	706	4,726,819	12,181,622	462,185	12,643,807
Issuance of preferred shares	55,000	2,286,055	-	-	-	-	-	-	-	2,341,055	-	2,341,055
Dividend payment corresponding to 509,704,584 common shares and 342,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2013 and a dividend corresponding to a number up to 110 million preferred shares without voting rights that might be subscribed in the share issuance	-	-	(212,955)	-	-	-	-	-	(475,721)	(688,676)	-	(688,676)
Legal reserve movements	-	-	913,838	-	-	-	-	-	(913,838)	-	-	-
Release of reserves by law	-	-	(267,739)	-	-	-	-	-	267,739	-	-	-
Increase of reserves by law	-	-	288,386	-	-	-	-	-	(288,386)	-	-	-
Other movements (1)	-	-	36,662	-	-	-	-	-	(36,662)	-	-	-
Net income	-	-	-	-	-	-	-	-	2,387,086	2,387,086	42,699	2,429,785
Other comprehensive income	-	-	-	745,381	(113,426)	5,734	34,021	(20,890)	-	650,820	(10,311)	640,509
Balance as of December 31, 2014	480,914	4,857,454	5,130,861	745,381	(29,311)	5,734	34,021	(20,184)	5,667,037	16,871,907	494,573	17,366,480

(1)	This item includes appropriation of profits at the end of the first semester of the Bank’s subsidiaries that have prepared semi-annual financial statements.

The accompanying notes form an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2016, 2015 and 2014

(Stated in millions of Colombian pesos)

	2016		2015	2014
Net income	2,954,947		2,608,898	2,429,785
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	482,902		481,558	435,214
Equity method	(60,254)		(122,477)	(60,547)
Deferred tax expense	457,611		296,535	270,277
Credit impairment charges on loans and advances and financial leases	3,248,517		2,190,333	1,308,825
Allowances for credit losses on off balance sheet credit instruments	92,453		26,254	(1,229)
Gain on sales on assets held for sale	(60,294)		(8,453)	229,371
Gains on sale of mortgage loans and other assets	-		(2,247)	(35,776)
Valuation gain on investment securities	(721,984)		(478,387)	(502,047)
(Gain) Loss on sale of investment in subsidiary	(260,279)		18,643	-
Valuation gain on derivative contracts	(159,422)		(558,972)	134,488
Goodwill impairment	-		-	3,179
Wealth tax (expenses)	146,931		162,302	94,615
Income tax (expenses)	821,796		351,648	467,399
Other non-cash ítems	(1,170)		(45,408)	4,539
Net interest	(9,389,915)		(7,140,043)	(5,715,922)
Change in operating assets and liabilities:
(Increase) Decrease in derivatives	263,966		64,456	(483,881)
(Increase) Decrease in accounts receivable	263,871		(680,752)	(478,288)
Increase in loans and financial leases	(10,853,224)		(15,036,979)	(13,008,841)
Increase in other assets	(47,200)		(465,403)	(215,422)
(Decrease) Increase in accounts payable	445,570		(359,628)	(554,738)
(Decrease) Increase in other liabilities	263,729		535,817	21,561
Increase in deposits	5,117,996		9,797,802	2,869,712
(Decrease) Increase in estimated liabilities and provisions	(56,741)		(7,842)	101,402
Net changes in investment securities recognized at fair value through profit or loss	1,485,514		1,729,280	381,104
Proceeds from sales of assets held for sale	272,830		185,777	-
Others	-		-	26,095
Wealth tax paid	(146,931)		(162,302)	(94,615)
Income tax paid	(192,045)		(159,795)	(79,036)
Dividend received	90,569		192,911	31,582
Interest received	14,370,840		12,214,438	8,957,399
Interest paid	(5,229,165)		(3,771,238)	(3,203,620)
Net cash provided by (used in) operating activities	3,601,418		1,856,726	(6,667,416)
Cash flow from investment activities:
Purchases of debt securities at amortized cost	(2,077,078)		(1,768,079)	(3,018,016)
Proceeds from maturities of debt securities at amortized cost	2,365,976		1,713,200	4,297,720
Purchase of Grupo Agromercantil Holding, net of cash acquired	-		783,803	-
Purchases of equity instruments and interests in joint ventures	(487,782)		(9,602)	-
Proceeds from equity instruments and interests in joint ventures	53,488		229,488	-
Purchases of premises and equipment and investment property	(1,082,522)		(961,827)	(774,976)
Proceeds from sales of premises and equipment and investment property	552,471		289,721	478,356
Proceeds from sales of investments in subsidiaries, net of cash sold	(219,218)	(1)	(248)	-
Proceeds from liquidation of investments in subsidiaries	(93)		-	-
Purchase of other long-term assets	(132,869)		(134,471)	(48,972)
Net cash (used in) provided by investing activities	(1,027,627)		141,985	934,112
Cash flows from financing activities:
Increase (Decrease) in Repurchase agreements and other similar secured borrowing	706,341		(898,652)	1,015,052
Proceeds from borrowings from other financial institutions	13,594,292		13,533,749	7,549,533
Repayment of borrowings from other financial institutions	(13,744,676)		(13,132,534)	(8,547,097)
Placement of debt securities in issue	3,039,485		2,452,213	1,560,804
Payment of debt securities in issue	(3,099,039)		(1,372,837)	(1,860,121)
Issuance of preferred shares	-		-	2,625,585
Redemption of preferred shares by Banistmo	-		(28,081)	-
Dividends paid	(840,242)		(785,332)	(713,679)
Net cash (used in) provided by financing activities	(343,839)		(231,474)	1,630,077
Effect of exchange rate changes on cash and cash equivalents	(575,284)		3,571,557	2,124,033
Increase (Decrease) in cash and cash equivalents	2,229,952		1,767,237	(4,103,227)
Cash and cash equivalents at beginning of year	18,805,577		13,466,783	15,445,977
Cash and cash equivalents at end of year(2)	20,460,245		18,805,577	13,466,783

(1)	Corresponds to the net amount of cash received from the sale of Compañía de Financiamiento TUYA S.A. amounting to COP 9,517 and the balance of cash and cash equivalents held by the company at the transaction date amounting to COP 228,735.
(2)	COP 18,805,577 includes cash and cash equivalents related to assets held for sale amounting to COP 207,963. See Note 30 Discontinued Operations.

These consolidated statements of cash flows include the following non-cash transactions for the years 2016, 2015 and 2014:

a.	Restructured loans and returned goods that were transferred to foreclosed assets and inventories amounting to COP 487,122, COP 185,042 and 169,798, respectively.
b.	Foreclosed assets donation amounting to COP 4,539 in 2014; during 2016 and 2015 there were no foreclosed assets donations

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company, is a credit establishment, listed in the Colombia Stock Exchange (BVC) and, as well as in New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, was originally constituted under the name Colombian Industrial Bank (BIC) according to public deed number 388, dated January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the Banking business through banking establishments that carry its name and according to all applicable legislation. The Parent Company may own interests in other corporations, wherever authorized by law, according to all terms and requirements, limits or conditions established therein.

The Parent Company and its subsidiaries (on consolidated basis referred to as the “Bank”) include the following operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, Off Shore and Others. The activities carried out by each operating segment of the Bank are described in Note 3, Operating segments.

The duration of the Parent Company contemplated in the bylaws is until December 8, 2044, but it can be dissolved or renewed before the conclusion of that period. The operating license was authorized definitively by the SFC according to Resolution number 3140 on September 24, 1993. Concerning amendments to the bylaws, in 2015 and by means of public deed number 6,290 dating November 27, 2015 from Notary's Office 25 of Medellin, an amendment to the bylaws was formalized, whose main changes were the increase of the authorized capital to COP 700,000, represented by 1,400 millions of shares with nominal value of COP 500 each share and adjustments regarding Corporate Governance.

Through public deed number 1,124 of September 30, 2016, from the fourthteenth Notary’s Office of Medellin, duly registered in the Camara de Comercio de Medellín, a merger was completed between the Parent Company (absorbing entity) and Leasing Bancolombia S.A. (absorbed entity). As a result of the merger, the Parent Company became the holder of all the rights and obligations of Leasing Bancolombia S.A. and continues to offer its clients the portfolio of leasing products and services under the brand "Leasing Bancolombia, una marca Bancolombia".

The Bank has 34,567 employees, and operates through 817 offices, 8,080 banking Correspondents and 558 Mobile service spots in Colombian territory.

The Bank also has an agency in Panama City, Panama, and representative offices in Peru and Guatemala.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.	Basis for preparation

The consolidated financial statements of the Bank are prepared in accordance with the International Financial Reporting Standards (hereinafter, IFRS) issued by the International Accounting Standards Board (hereinafter, IASB), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, IFRIC).

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

Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value.  Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, equity investments measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Likewise the carrying value of assets and liabilities recognized that are designated as hedged items in a fair value hedge, is adjusted for changes in fair value attributable to the hedged risk.

The consolidated financial statements are stated in Colombian pesos and its figures are stated in millions, except earnings per share, diluted earning per share and the market exchange rate, which are stated in Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

The Parent Company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (NCIF) applicable to separated financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the stockholders.

B.	Presentation of financial statements

The Bank presents the consolidated statement of financial position ordered by liquidity and the consolidated statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset, unless such compensation is permitted or required by any accounting standard or interpretation, and are described in the Bank's policies.

The statement of comprehensive income presents net income and items of other comprehensive income classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. The Bank discloses the amount of income tax relating to each item of OCI.

The consolidated statement of cash flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.

C.	Consolidation

1.	Subsidiaries

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of and for the periods ended on December 31, 2016, 2015 and 2014. The Parent Company consolidates the financial results of the entities on which it exerts control.

In accordance with IFRS 10, a subsidiary is an organization controlled by any of the companies that comprise The Bank, as long as it has:

•	Power over the investee that give it the ability to direct their relevant activities that significantly affect its performance.
•	Exposure or rights to variable returns for its involvement with the investee.
•	Ability to use its power over the investee to affect the investor return amounts.

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	SHAREHOLDING DIRECTLY AND INDIRECTLY 2016	SHAREHOLDING DIRECTLY AND INDIRECTLY 2015	SHAREHOLDING DIRECTLY AND INDIRECTLY 2014
Leasing Bancolombia S.A. Compañía de Financiamiento (1)	Colombia	Leasing	-	100%	100%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100%	100%	100%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100%	100%	100%
Compañía de Financiamiento Tuya S.A. (2)	Colombia	Financial services	-	99.99%	99.99%
Renting Colombia S.A.S. (before Renting Colombia S.A.)	Colombia	Operating leasing	100%	100%	100%
Transportempo S.A.S.	Colombia	Transportation	100%	100%	100%
Valores Simesa S.A.	Colombia	Investments	68.57%	68.57%	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
CFNS Infraestructura S.A.S. (3)	Colombia	Investments	-	-	99.94%
BIBA Inmobiliaria S.A.S.	Colombia	Real estate broker	100%	100%	100%
Vivayco S.A.S. (4)	Colombia	Portfolio Purchase	-	74.95%	74.95%
Uff Móvil S.A.S. (5)	Colombia	Mobile network operator	-	-	75.05%
FCP Fondo Colombia Inmobiliario.	Colombia	Real estate broker	62.55%	50.21%	50.21%
Patrimonio Autonomo Cartera LBC. (6)	Colombia	Loan management	-	100%	100%
Prosicol S.A.S. (In liquidation)	Colombia	Pre-operating stage	68.57%	68.57%	68.57%
Fideicomiso "Lote Abelardo Castro".	Colombia	Mercantil trust	68.23%	68.23%	68.23%
Bancolombia Panamá S.A.	Panama	Banking	100%	100%	100%
Valores Bancolombia Panamá S.A. (7)	Panama	Securities brokerage	-	100%	100%
Suvalor Panamá Fondo de Inversión S.A. Fondo de Inversión (7)	Panama	Holding	-	100%	100%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100%	100%	100%
Banagrícola S.A.	Panama	Investments	99.16%	99.16%	99.16%
Banistmo S.A.	Panama	Banking	100%	100%	98.12%
Banistmo Investment Corporation S.A.	Panama	Trust	100%	100%	98.12%
Financomer S.A.	Panama	Financial services	100%	100%	98.12%
Leasing Banistmo S.A.	Panama	Leasing	100%	100%	98.12%
Valores Banistmo S.A. (before Valores Bancolombia Panamá S.A.)	Panama	Purchase and sale of securities	100%	-	-
Banistmo Capital Markets Group Inc. (8)	Panama	Purchase and sale of securities	100%	100%	98.12%
Williamsburg International Corp. (8)	Panama	Real estate broker	100%	100%	98.12%
Van Dyke Overseas Corp. (8)	Panama	Real estate broker	100%	100%	98.12%
Anavi Investment Corporation S.A. (8)	Panama	Real estate broker	100%	100%	98.12%
Desarrollo de Oriente S.A. (8)	Panama	Real estate broker	100%	100%	98.12%
Steens Enterpresies S.A. (8)	Panama	Portfolio holder	100%	100%	98.12%
Ordway Holdings S.A. (8)	Panama	Real estate broker	100%	100%	98.12%
Banistmo Asset Management Inc. (8)	Panama	Purchase and sale of securities	100%	100%	98.12%
Inmobiliaria Bickford S.A. (8)	Panama	Real estate broker	100%	100%	98.12%
Financiera Flash S.A. (9)	Panama	Financial services	-	100%	98.12%
Grupo Financomer S.A. (9)	Panama	Financial services	-	100%	98.12%
Securities Banistmo S.A. (10)	Panama	Purchase and sale of securities	-	100%	98.12%
Bienes Raices Armuelles S.A.(11)	Panama	Real estate broker	-	-	98.12%
M.R.C Investment Corp. (12)	Panama	Real estate broker	-	-	98.12%
Seguros Banistmo S.A. (13)	Panama	Insurance company	-	-	98.12%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.36%	97.36%	97.36%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%	-	-
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100%	100%	100%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	SHAREHOLDING DIRECTLY AND INDIRECTLY 2016	SHAREHOLDING DIRECTLY AND INDIRECTLY 2015	SHAREHOLDING DIRECTLY AND INDIRECTLY 2014
Fondo de Inversión en Arrendamiento Operativo - Renting Perú	Peru	Car Rental	100%	100%	100%
Capital Investments SAFI S.A.	Peru	Trust	100%	100%	100%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81%	98.81%	98.81%
Leasing Perú S.A.	Peru	Leasing	100%	100%	100%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%	99.16%	99.16%
Grupo Financiero Agromercantil Holding S.A. (14)	Guatemala	Holding	60.00%	60.00%	-
Banco Agromercantil de Guatemala S.A. (14)	Guatemala	Banking	60.00%	60.00%	-
Mercom Bank Ltd. (14)	Guatemala	Banking	60.00%	60.00%	-
Seguros Agromercantil de Guatemala S.A. (14)	Guatemala	Insurance company	59.17%	59.17%	-
Financiera Agromercantil S.A. (14)	Guatemala	Financial services	60.00%	60.00%	-
Agrovalores S.A. (14)	Guatemala	Securities brokerage	60.00%	60.00%	-
Tarjeta Agromercantil S.A. (In liquidation) (14)	Guatemala	Credit Card	60.00%	60.00%	-
Arrendadora Agromercantil S.A. (14)	Guatemala	Operating Leasing	60.00%	60.00%	-
Agencia de Seguros y Fianzas Agromercantil S.A. (14)	Guatemala	Insurance company	60.00%	60.00%	-
Asistencia y Ajustes S.A. (14)	Guatemala	Services	60.00%	60.00%	-
Serproba S.A. (14)	Guatemala	Maintenance and remodelling services	60.00%	60.00%	-
Servicios de Formalización S.A. (14)	Guatemala	Loans formalization	60.00%	60.00%	-
Conserjeria, Mantenimiento y Mensajería S.A. (14)	Guatemala	Maintenance services	60.00%	60.00%	-
Media Plus S.A. (14)	Guatemala	Advertising and marketing	60.00%	60.00%	-
New Alma Enterprises Ltd. (14)	Bahamas	investments	60.00%	60.00%	-
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100%	100%	100%
Sulesing International USA Inc. (15)	United States	Leasing	-	-	100%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100%	100%	100%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%	99.16%	99.16%

(1)	Investment absorbed by Bancolombia S.A. Corp during 2016.
(2)	During 2016, the Bank sold 50% of the shares of the Compañía de Financiamiento Tuya S.A.to Grupo Exito, therefore it became a joint business of Grupo Bancolombia. See Note 7: 'Investments in associates and Joint Ventures'.
(3)	Investment liquidated by Inversiones CFNS S.A.S. during 2015.
(4)	Investment liquidated by Inversiones CFNS S.A.S. during 2016.
(5)	Investment sold by Inversiones CFNS S.A.S. during 2015.
(6)	Investment liquidated as result of fusion of Bancolombia S.A. and Leasing Bancolombia during 2016.
(7)	Investment initially acquired by Banistmo S.A. and subsequently merged with Valores Banistmo S.A during 2016.
(8)	Investments in non-operational stage
(9)	Investment absorbed by Financomer S.A. during 2016.
(10)	Investment absorbed by Valores Banistmo S.A. during 2016.
(11)	Investment absorbed by Van Dyke Overseas Corp during 2015.
(12)	Investment liquidated for Banistmo S.A. during 2015.
(13)	Investment sold for Banistmo S.A. during 2015
(14)	See Note 8 “Goodwill and intangible assets, net”
(15)	Investment liquidated by Bancolombia Panamá S.A. during 2015.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

Non-controlling interests in controlled entities are presented in equity separately from the Parent Company stockholders equity. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank’s balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.

There are restrictions on the ability of the Parent Company to obtain distributions of capital, due to the regulatory requirements of its subsidiaries in Panama. Banistmo and Bancolombia Panama have net assets before intercompany eliminations amounting to COP 6,360,729 and COP 6,013,944, at December 31, 2016 and 2015, respectively.

The loans and financial leases granted by those subsidiaries are subject to prudential regulation in Panama issued by the Panamanian Superintency of Banks to maintain minimum reserves as a countercyclical capital buffer. For the years ended at December 31, 2016 and 2015, the reserves recognized amounted to COP 523,106 and COP 427,867. These requirements restrict the ability of the aforementioned subsidiaries to make remittances of dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

2.	Transactions between entities under common control

Combination of entities under common control, ie transactions in which all the combining entities are under the control of the Bank both before and after the combination, and that control is not transitory, are outside the scope of the IFRS 3- Business combinations. Currently, there is no specific guidance for these transactions under IFRS, therefore, as permitted by IAS 8, the Bank has developed an accounting policy considering pronouncement of other standard-setting bodies. The assets and liabilities recognized as a result of transactions between entities under common control are recognized at the carrying value of the acquiree’s financial statements. The Bank presents the net assets received prospectively from the date of the transfer.

3.	Investments in associates and joint ventures

An associate is an entity over which the Bank has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is an entity that the Bank controls jointly with other participants, where the parties maintain a contractual agreement that establishes joint control over the relevant activities of the entity (which only exists when decisions about those activities require unanimous consent of the parties sharing control) and the parties have rights to the net assets of the joint arrangement.

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill. Goodwill is included in the carrying amount of the investment and it is not amortized. The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Bank’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset. Impairment losses are recognized in net income and are calculated as the difference between the recoverable amount of the associate or joint venture, using the higher value between its value in use and its fair value less costs of disposal, and their carrying value.

The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust or similar entities, and such investment is measured at fair value through profit or loss in that entity, the Bank may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the consolidated financial statements. This election is applied on an investment by investment basis.

Under the equity method, the investment is initially recorded at cost and adjusted thereafter to recognize the Bank’s share of the profits or loss and other comprehensive income of the associate or join venture. When the Bank's share of losses of an associate or joint venture exceeds the Bank's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank's net investment in the associate or joint venture), the Bank discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the consolidated statement of comprehensive income and gains or losses of the associate or joint venture are recognized in the consolidated statement of income as “Dividends received and share of profits of equity method investees”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank´s consolidated financial statements only to the extent of unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost.

The Bank’s share of the other comprehensive income of associates and joint ventures is presented in the consolidated statement of comprehensive income, net of tax. Changes in the investment´s participation recognized directly in equity and other comprehensive income of the associate or joint venture are considered in the consolidated statement of equity and consolidated statement of comprehensive income.

The dividends received in cash from the associate or joint venture reduce the investment carrying value.

When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remained at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a part interest in the associate or joint venture, is recognized in net income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.

4.	Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Bank recognizes and measures assets, liabilities, revenues and expenses in relation to its interest in the arrangements in accordance with the IFRSs applicable for the particular assets, liabilities revenues and expenses.

If the Bank acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 Business Combinations or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, The Bank will apply all of the principles on business combinations accounting in IFRS 3. In this case the Bank recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. At least once per year goodwill is tested for impairment.

When the Bank transacts with a joint operation in which the Parent Company or its subsidiaries is a joint operator (such as a sale or contribution of assets), the Bank is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Bank’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When the Bank transacts with a joint operation in which the Parent Company or its subsidiaries is a joint operator (such as a purchase of assets), the Bank does not recognize its share of the gains and losses until it resells those assets to a third party.

5.	Funds administration

The Bank manages assets held in mutual funds and other forms of investment. Assets managed by the Bank’s subsidiaries and owned by third parties are not included in the consolidated financial statements unless control exists as structured entities.

The Bank consolidates the following funds:

Name	Country	% of ownership interest	Assets managed
			December 2016	December 2015
FCP Fondo Colombia Inmobiliario S.A.	Colombia	62.55%	2,009,382	1,550,219
PA Cartera LCB	Colombia	100%	-	1,214,044
Su valor Panamá Fondo de Inversión	Panamá	100%	-	236
Fideicomiso “lote Abelardo Castro”	Colombia	68.23%	10,172	8,994
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Perú	100%	31	53,939

For all the aforementioned funds, the Bank has participated in the design of the structured entity, establishes operating and financial decisions of the funds and it is exposed to variable returns such as dividends or returns paid in quarterly installments.

The commissions earned by the management of funds that are not consolidated are included in the statement of income as “Fees and commission income”.

6.	Non-controlling interest

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank’s equity. Similarly net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. The amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The option for recognition is made on a investment by investment basis.

Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.

6.1.	Significant non-controlling interest

As of December 31, 2016 and 2015, the portion of ownership in the FCP Colombia Inmobiliario S.A. was 35.47% and 49.72%, respectively, reason for which is considered as a significant non-controlling interest for the Bank and its subsidiaries. The principal place of business of FCP Colombia Inmobiliario is Bogotá (Colombia).

As of December 31, 2016 and 2015, there were no dividends declared by this subsidiary. In contrast, there were returns paid in quarterly installments due to the nature of its business, which mainly comprises long- term investment in real state, considered as low-risk portfolio.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2016, 2015 and 2014, related to the FCP Colombia Inmobiliario:

	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of COP
Assets	2,009,382	1,550,219	1,348,833
Liabilities	655,315	661,973	590,191
Net assets	1,354,067	888,247	758,642
Condensed statement of income
Income
Valuation gains	2,113	29,127	18,974
Rents	120,811	104,379	84,270
Other income	65,949	94,303	50,195
Total Income	188,873	227,809	153,439
Expenses
Interest on loans	67,558	52,451	57,475
Trust fees	9,004	8,819	7,225
Other expenses	49,078	36,936	16,955
Total Expenses	125,640	98,206	81,655
Net Income	63,233	129,603	71,784
Condensed cash flow
Net cash provided by (used in) operating activities	(372)	(82)	230
Net cash (used in) provided by investing activities	-	-	-
Net cash (used in) provided by financing activities	375	82	230
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	3	-	-

The information above is the amount before inter-company eliminations.

As of December 31, 2016, 2015 and 2014, the profit allocated to non-controlling interest amounted to COP 23,701, COP 69,074 and COP 31,238, respectively.

As of December 31, 2016, 2015 and 2014, the accumulated non-controlling interest of the FCP Colombia Inmobiliario S.A. amounted to COP 507,115, COP 442,314 and COP 372,812, respectively.

On December 30, 2015 the Bank Acquired 60% of Grupo Agromercantil Holding S.A. (GAH). As of December 30, 2016, the portion of ownership in GAH by the non controlling interest was 40%, reason for which is considered as a significant non-controlling interest for the Bank and its subsidiaries. Guatemala is the principal place of business of Grupo Agromercantil and its subsidiaries.

The following table summarizes the assets, liabilities, equity, net income and cash flows as of December 31, 2016 and 2015 of Grupo Agromercantil Holding.

	December 31, 2016	December 31, 2015
In millions of COP
Assets	11,795,358	12,137,258
Liabilities	10,477,427	10,792,953
Equity	1,317,931	1,344,305
Condensed statement of income
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	393,972	-
Total fees and commission, net	58,745	-
Other operating income	55,942	-
Dividends received and equity method	779	-
Total operating income, net	509,438	-
Operating expenses	(435,430)	-
Income tax	(11,197)	-
Net income	62,811	-
Condensed cash flow
Net cash provided by (used in) operating activities	(136,878)	-
Net cash (used in) provided by investing activities	(4,157)	-
Net cash (used in) provided by financing activities	(77,684)	-
Cash and cash equivalents at beginning of year	(1,359,176)	-
Cash and cash equivalents at end of year	1,140,457	-
Other comprehensive income
Investments at fair value through OCI	(3,682)	-
Translation adjustment	64,195	(537,196)
Others	(6,959)	-
Total other comprehensive income	53,554	(537,196)

For the year 2016 and 2015, the dividends received from Grupo Agromercantil amounted to COP 46,416 and COP 33,403, respectively. The acquisition of this subsidiary was a step acquisition that took place in December 2015, and is detailed in Note 8 Goodwill and intangible assets, net.

D.	Use of estimates and judgments

The preparation of consolidated financial statements requires the Bank's management to make judgments, estimates and assumptions that affect the application of accounting policies and the recognized amounts of assets, liabilities, income and expenses.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments or changes in assumptions are disclosed in the notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Impairment testing of CGU including goodwill:

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 8, for further information related to carrying amount, valuation methodologies, key assumptions and the allocation of goodwill.

2.	Deferred tax:

The Bank recognizes, when appropriate, deferred tax assets and liabilities by the future estimate of tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities, identified as temporary differences, are only recognized if it is considered likely that the entities are going to have sufficient taxable income in the future that allow it to be recovered. Due to the continuous modifications to tax laws, their interpretation and economic conditions, the calculation of deferred tax assets and liabilities and future net earnings requires judgments and estimates to be applied.

Deferred tax assets and liabilities are measured based on the tax rate, in accordance with the enacted tax laws in each country that must be applied in the year in which the deferred tax assets and liabilities are realized or settled.

Regarding current taxes, Bancolombia and its Colombian subsidiaries apply the fiscal regulations of Colombia. In the case of companies based in Peru, Guatemala, El Salvador and Panama (the latter applies only to Banistmo and its subsidiaries), and the corresponding taxes are calculated according to Peruvian, Guatemalan, Salvadoran, and Panamanian tax law.

The application of the tax legislation is subject to varying interpretations by the taxpayer and the tax authorities.

The accounting policies for deferred tax assets and liabilities are considered critical accounting policies, because the determination of these amounts requires estimates of future revenues, expenses and tax rates that may be affected by changes in the economic conditions of the countries, constant regulatory changes, new legislation and different interpretations of the law. Please see Note 11 to the Consolidated Financial Statements for further information related to the nature of the deferred tax assets recognized by the Bank and their carrying amount.

3.	Provisions and contingent liabilities:

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Provisions are recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities are critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and its carrying amounts. See Note 20.

4.	Impairment for credit risk:

Determining the allowance for loan losses requires a significant amount of management judgment and estimates in, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. The Bank assesses if an asset or a group of financial assets is impaired and if impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The estimates are considered as critical accounting judgments because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Bank’s estimated losses (as reflected in the provisions) and actual losses would require the Bank to record provisions which, if significantly different, could have a material impact on its future financial condition and results of operations. The Bank’s assumptions about estimated losses are based on past performance, past customer behavior, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses. (See section Risk Management).

As described in Note 2.F.7.4.5.1, the Bank assesses impairment losses for homogeneous loan portfolios on collective basis, using historical information. During 2016, enhancements to the estimation process were done, including the fact that information reflecting recoveries of defaulted loans for an entire economic cycle became available. The Bank, therefore, used the latest internal information to calculate the Loss Given Default parameter, that provides a better estimate of its borrower’s credit risk. In prior periods, internal and external information (including finance sector data) was used. This change in accounting estimate resulted in a decrease of the allowance for loan losses amounting to 183.125 million at December 31, 2016.

5.	Fair value of financial assets and liabilities:

Financial assets and liabilities recorded at fair value on the Bank’s statement of financial position include debt and equity securities and derivatives classified at fair value through profit or loss and equity securities which the Bank has made an irrevocable election to present in other comprehensive income changes in its fair value.

To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 Fair value measurement specifies different levels of inputs that may be used to measure the fair value of financial instruments. In accordance with this standard, financial instruments are classified as follows:

Level 1: Assets and liabilities are classified as Level 1 if there are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

Level 2: Assets and liabilities are classified as Level 2 if in the absence of a market price for a specific financial instrument, its fair value is estimated using models whose input data are observable for recent transactions of identical or similar instruments.

Level 3: Assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value of these assets or liabilities.

All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.

The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the judgments application especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determinate the price for assets or liabilities.

For further details, as carrying amount and sensitivity disclosures, please see Note 29 ‘Fair value of assets and liabilities’.

For the periods ended December 31, 2016 and 2015 there have been no significant changes in estimates and judgements made at end-year other than those indicated in financial statements.

6.	Measurement of Employee benefits:

The measurement of post-employment benefit obligations and long-term employee benefits carries a wide variety of premises and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the financial statements, among others, due to changes in economic and demographic assumptions and significant events. For further information, see Note 18.

7.	Consolidation of structured entities:

Structured entity (SE) is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

To determine whether the Bank controls and consequently consolidates an entity that has been designed as a SE, the Bank asseses the design and the purpose of the entity. It is also considered whether the Bank, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

Whenever there is a change in the substance of the relationship with the SE the Bank performs a re-assessment of control to determine if consolidation is applicable.

The total assets of unconsolidated SE in which the Bank had an interest at the reporting date and its maximum exposure to loss in relation to those interests is presented in Note 23 unconsolidated structured entities.

E.	Recently Issued Accounting Pronouncements

1.	Accounting Pronouncements Applicable in 2016

During 2016, the following standards have been adopted by the Bank without having a significant impact:

Amendments to IFRS 11 Joint arrangements: The amendment provides guidance to account the acquisition of an interest in a joint operation that is a business.

Amendments to IAS 1 Presentation of financial statements: The amendment states that an entity can decide how it aggregates or disaggregates the information of its financial statements, taking special care not to group in items without relevance, items that have different nature or function.

IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or join venture: The amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

Annual improvements 2012-2014:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Changes in methods of disposal.

The amendment specifies the treatment to follow when a disposal asset changes directly from being held for sale to being held for distribution to owners, or directly from being held for distribution to owners to being held for sale. That change in classification is considered a continuation of the original plan of disposal, the measurement remains at the lower of its carrying amount, or its fair value less costs to sell or costs to distribute as appropriate in accordance with the reclassification, the difference that is generated will be recognized as impairment or recovery of impairment, without exceeding the initial value of the asset.

IFRS 7 Financial Instruments -Disclosures: Servicing contracts, Applicability of the amendments to IFRS 7 to condensed interim financial statements. When an entity transfers a financial asset, if the entity retain the right to service that financial asset for a fee that is included the entity will assess the servicing contract to decide whether the entity has continuing involvement as a result of the servicing contract for the purposes of the discloser requirements.

IAS 19 Employee Benefits: Discount rate, regional market issue: The amendments clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high quality corporate bonds should be at the currency level. For currencies for which there is no deep market in such high quality corporate bonds, the market yields as the end of the reporting period on government bonds denominated in that currency should be instead.

2.	Recently Issued Accounting Pronouncements Applicable in Future Periods

IFRS 9, Financial Instruments: In July 2014 the IASB issued the final version of IFRS 9 that completed the replacement project of IAS 39 –Financial instruments. Classification and measurement mainly introducing new criteria for classification and subsequent measurement of financial assets and liabilities, impairment requirements related to expected loss accounting and hedge accounting. The effective application of the final version of this IFRS will be from January 1, 2018.

• Classification and measurement: IFRS 9 establishes the categories amortized cost, fair value through profit or loss and fair value with changes in other comprehensive income to classify financial assets, based on the entity's business model to manage such assets and the characteristic of the flows that they grant. The last category has been introduced for individual simple debt instruments and equity instruments for which the entity irrevocably designates its variations in other comprehensive income from the initial recognition.

The classification of financial liabilities and their subsequent measurement has remained unchanged in relation to IAS 39, except for those liabilities designated at fair value through profit and loss for which it is stipulated how to account for the changes in the credit risk in other comprehensive income.

The Bank has early adopted IFRS 9 as issued in November 2013, which includes only Fair value through profit or loss and amortized cost as measurement categories attributable to financial assets, based on the business model and the contractual cash flow characteristics; In addition, the option to make an irrevocable election at initial recognition for particular investments in equity instruments to present subsequent changes in fair value in other comprehensive income. Based on the analysis performed to date on the incorporation of the new classification and measurement category, it is expected that debt instruments currently classified as fair value through profit or loss and held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, will be reclassified to fair value through other comprehensive income.

The impacts that financial statements would have by the incorporation of the fair value through other comprehensive income, applicable to debt instruments, are being evaluated.

• Impairment methodology: IFRS 9 raises significant changes in the assessment of impairment of financial instruments and therefore their associated risk. Particularly, the standard proposes a new criterion that pursues the identification of Significant Increase in Credit Risk (SICR) in an instrument prior to the identification of Objective Evidence of Impairment (OEI).

Taking this into account, The bank has advanced in the construction of quantitative and qualitative criteria to identify Significant Increase in Credit Risk of an instrument. Although a quantitative criterion is used as the main principle for assessing SICR, qualitative criteria has also been developed if the quantitative criterion cannot be applied or used in specific portfolios. In addition, the Bank has defined homogeneous and corporate criteria for the identification of OEI, aligning these criteria with those proposed and issued by global supervisory entities. During the first half of 2017, the implementation of the criteria for identification and transition of impairment is expected, along with the employment of technological software in which The bank has completed an investment sponsoring robustness and efficiency in information management, risk parameter estimation, calculation of loss allowances and financial reporting.

The impairment-related requirements apply to financial assets measured at amortized cost and Fair Value through Other Comprehensive Income (FVOCI) whose business model is hold to collect (i.e. contractual cash flows) and sell (as well as for lease receivables, loan commitments and financial guarantees). The notion of loss recognition evolves from an incurred credit loss model to an expected credit loss model, which considers a prospective nature of the loss allowances for the instruments based on the future behavior expectations.

The bank, in accordance with IFRS 9, will estimate their Expected Credit Loss (ECL) based on the present value of the difference between contractual cashflows and expected cash flows of the instrument (in the special case of loan commitments, the Bank will associate the expectation of materialization of the commitment within the expected cash flows). The ECL will be updated on each reporting date to reflect changes in the portfolio's credit risk since initial recognition.

Likewise, a more detailed credit loss distinction and valuation is proposed in accordance with the inherent credit risk of the instruments. In this way, an assessment of the credit risk profile of the instrument will be performed to determine the allocation of an instrument at a given stage, and consequently a specific ECL estimation model:

Stage 1. Financial instruments that have not significantly deteriorated in their credit quality since their initial recognition or that have low credit risk at the reporting date. The ECL will be recognized over a 12 month time horizon and interest income over the gross carrying amount of the asset.

Stage 2. Financial instruments that have deteriorated significantly in their credit risk since their initial recognition (unless they have low credit risk at reporting date) but do not present objective evidence of a credit loss event. The ECL will be recognized over the lifetime of the asset and interest income will also be calculated on the gross carrying amount of the asset.

Stage 3. Instruments that have objective evidence of impairment at the reporting date. The ECL will be recognized over the lifetime of the asset and the interest income will be calculated on the net carrying amount of the asset.

The bank is currently in the adapting process towards an expected loss model, which properly complies with the impairment requirements. Consequently, the Bank has incorporated a methodological implementation program, which contains the necessary adaptations to IFRS 9. During 2016, assessment of the current development of the entities of the Bank has been carried out in the fields of risk parameters, loss estimation models, collective and individual methodologies, segmentation, among others. Based on this, a gap analysis was performed, which consisted in identifying the necessary adaptations and defining activities to meet the proposed adaptations.

During first half of 2017, the construction of 12 month PD and lifetime PD is intended, with respective adaptations and modifications (point-in-time [PiT], application and incorporation of forward-looking criteria, rebuttable presumptions, among others). The bank, aware of the complexity in the requirement to estimate a lifetime PD, has dedicated specific resources for the study, construction and implementation of this criterion, taking into consideration model assessment, input data, parameters modelization, etc. The Bank has also made progress in defining the required adaptations to the LGD parameters (collateral valuation, discount at effective interest rate, incorporation of future economic effects, etc.) and EAD (product valuation, accounts amortization, etc.). Likewise, the entity and its subsidiaries are currently defining issues relative to specific requirements in which the standard does not present defined guidelines and in which according to the industry consensus there might be gray areas (exposure in revolving products, identification of interest accrual methodologies, specific definitions for cash flows, amortized cost, among others).

The development of activities of the implementation plan for IFRS 9 in The bank considers the implementation of the loss allowance calculation for the second half of 2017, as well as the construction of an accounting parallel (versus the loss allowance calculation under IAS 39) . Although at the moment minor impacts have been identified in terms of preliminary risk parameter values, The bank anticipates changes in the value of loss allowance under the expected loss model, driven mainly by the incorporation of lifetime PD parameter on the ECL for instruments with increased credit risk. However, reliable quantitative impacts can only be analyzed and reported once risk parameters models and ECLs are implemented and validated.

• Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. Entities have been provided with an accounting policy option between applying the hedge accounting requirements of IFRS 9 or continuing with the application of the existing hedge accounting requirements of IAS 39 for all hedge accounting, as the project on macro hedge accounting has not yet been completed. In consequence, the Bank opted for continuing the application of IAS 39 requirements for hedge accounting.

The bank’s "IFRS 9" Project

Regarding IFRS 9 publication by the IASB and the issuance of the Colombian regulation decree 2496 of 2015, the "IFRS 9" project was launched in January 2016 at Bancolombia S.A. and its subsidiaries, which aims to prepare the financial entities of Bank for the adaptation and implementation of the standard.

Governance, Organization and Scope

The "IFRS 9" project is led by Bancolombia S.A., whose sponsor and principal responsible is the Corporate Chief Risk Officer, which seeks to guarantee the homogeneous implementation of methodologies and criteria in the Bank's subsidiaries. The management of the project is comprised by a work cell which includes different areas of the organization: International Standard Loss Allowance Office, Strategic Services Implementation Office, Project Service Office (IT) and Project Management Office (PMO).

Methodologically, a preliminary project-guide was defined to set the scope, responsibilities, functions, and general activities for all involved areas in the Bank. In addition, methodological and technological collaborations with third parties and implementation plan for IFRS 9 at consolidated level was defined. Subsequently, in September 2016, IFRS 9 adaptation and implementation project was approached, through the conformation of functional and technical operational cells according to the corresponding activities. During the preliminary project-guide and implementation project, the Accounting Implementation Office and Accounting Standard Office were also included as strategic areas for the normative adaptation of financial and accounting requirements.

The scope defined for the "IFRS 9" project is corporative, so it involves the adaptation and implementation in both Bancolombia S.A. as well as in the subsidiaries subject to the standard: Banistmo, Bancolombia Panamá, Bancolombia Puerto Rico; Bancolombia Peru, Banco Agricola in El Salvador, and Banco Agro Mercantil in Guatemala.

IFRS 15, Revenue from contracts with customers: On May 28, 2014, the IASB issued IFRS 15, which clarifies how an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Likewise, entities are required to provide more useful information related to significant judgments, nature and costs to obtain or fulfil a contract with a customer.

An entity recognizes revenue in accordance whit that core principle by applying the following five steps; 1) Identify the contract(s) with a costumer, 2) Identify the performance obligations in the contract, 3) Determine the transactions prince 4) Allocate the transaction price to the performance obligations in the contract, 5) recognize revenue when (or as) the entity satisfies a performance obligations. IFRS 15 replaces IAS 11, IAS 18 and related interpretations. The standard must be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. It is expected that a significant proportion of the Bank’s revenue will be outside the scope of IFRS 15 because most of revenues come from the operations of financial instruments.

Management is currently evaluating the impacts of adoption of IFRS 15 on the Bank’s financial statement and disclosures, however, it is not yet practicable to quantify the effect of the statement on the consolidated financial statements

IFRS 16, Leases: In January, 2016, the IASB issued IFRS 16 to replace IAS 17. Accounting for finance leases will remain substantially the same. Operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognized for the contractual payments. Applying that model, a lessee is required to recognize:

(a)	Assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and

(b)	Depreciation of lease assets separately from interest on lease liabilities in the statement of income. The effective date is January 1, 2019.

Management is currently evaluating the impact the changes from adopting IFRS 16 would have on the Bank’s financial statement and disclosures, however, it is not practicable to quantify the affect as at the date of the publication of these financial statements

Amendment to IAS 7 Cash Flow Statement: In January 2016, the IASB issued guidance requiring accompanying disclosures to the statement of cash flow that include a reconciliation of changes in liabilities arising from financial activities, considering both cash and non-cash transactions. The amendment is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. Any possible impacts arising from adopting these changes are being evaluated and will be completed up to the date this standard comes into force.

Amendment to IAS 12 Tax income: The IASB issued guidance about recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value, for which their tax base is the cost; The estimation of future taxable profits, in which the entity may be assumed that an asset will be recovered for a value that exceeds its carrying amount; And the exclusion of the taxable base resulting from the reversal of the deductible temporary differences to analyze their recoverability and compare them with the future economic benefits. The amendment is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. Any possible impacts arising from adopting these changes are being evaluated and will be completed up to the date this standard comes into force.

Amendments to IAS 28 Investment in associates and joint ventures: Issued in December 2016, these amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary.

The impact of this modification on the bank’s financial statements and disclosures is being evaluated.

Amendments to IAS 40 - Investment Property: IASB clarifies when a change of use occurs that may lead to the transfer of a property to or from investment property. Change of use occurs when the property meets, or meets no longer, the definition of investment property and there is evidence of change of use. In isolation, a change in management's intentions to use a property does not provide evidence of a change of use. This amendment is effective as of January 1, 2018, allowing early adoption.

The impact of this modification on the Bank´s financial statements and disclosures is being evaluated.

Modification to IFRS 12: Disclosure of Stakes in Other Entities - Scope: Issued in December 2016, the amendment provides clarity about the scope of IFRS 12 when an entity has interests in a subsidiary, joint venture or an associate (or part of its participation in a joint venture or associate) that is classified as held for sale in accordance with IFRS 5 - Non-current assets held for sale and discontinued operations. For interests classified as such, requirements of IFRS 12 are applicable, except for those related to summarized financial information to be disclosed.

The impact of this modification on the Bank´s financial statements and disclosures is being evaluated.

IFRIC 22 Transactions in Foreign Currency and Advance Payments: This interpretation is issued to determining the exchange rate to be used for the recognition of income from ordinary activities when an entity has received an anticipated consideration in foreign currency. The date of the transaction to determine the exchange rate to be used in the initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from payment or collection of the anticipated consideration. This interpretation is effective as of January 1, 2018, allowing early adoption.

The impact of this modification on the Bank´s financial statements and disclosures is being evaluated.

F.	Significant Accounting Policies

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Functional and presentation currency

Items included in the financial statements of each of the Bank’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Colombian pesos, which is the functional currency for the Parent Company, and the presentation currency for the consolidated financial statements. All transactions and balances in other currency than pesos are considered as foreign currency.

2.	Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognized in net income. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at cost are held at the exchange rate of transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

3.	Foreign subsidiaries

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Bank´s presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position

•	income and expenses for each statement of income and statement of other comprehensive income are translated at average exchange rates, and

•	All resulting exchange differences are recognized in other comprehensive income in Translation adjustment reserve.

As part of the consolidation process, exchange differences arising from debt securities in issue and the portion of other financial instruments designated as hedges of foreign operations that are determined to be an effective hedge, are recognized in other comprehensive income in Translation adjustment reserve. When a foreign operation is sold or any debt securities in issue forming part of the net investment are repaid, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2016	December 31, 2015
Closing exchange rate	3,000.71	3,149.47
Average rate for the period ended at	3,053.20	2,746.55

4.	Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at central bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities since its acquisition date up to 90 days, as shown in Note 4.

5.	Security deposits.

Security deposits are assets pledged as collateral that correspond to cash guarantees made by the Bank to other financial institutions. The carrying amount is increased when there is a margin call to deposit additional money or securities; conversely, it is decreased when the pledged assets are larger than what is needed. The security deposits are recognized as other assets in the consolidated statement of financial position at the amount paid in favor of the counterpart and this assets are not subjet to interest recognition.

6.	Business combinations and goodwill

Business combinations are those transactions where an acquirer obtains control of a business (e.g. an acquisition or merger).

Business combinations are accounted for using the acquisition method as follows: a) Identifiable acquired assets, liabilities and contingent liabilities assumed in the acquisition are recognized at fair value at the date of acquisition; b) Acquisition costs are recognized in the consolidated statement of income as expenses in the periods in which the costs are incurred and the services are received; c) and goodwill is recognized as an asset in the consolidated statement of financial position.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Bank (If any).

Goodwill is measured as the excess of the sum of the consideration transferred, the value of any non-controlled interest and, when applicable, the fair value of any previous equity interest in the acquiree, over the net fair value of the acquired assets, liabilities or contingent liabilities assumed at the date of acquisition.

For each business combination, at the date of acquisition, the Bank measures the non-controlling interest by the proportional share of the identifiable assets acquired, as well as liabilities and contingent liabilities assumed by the acquired company, or by their fair value.

Any contingent consideration in a business combination is classified as a liability or as equity and is recognized at fair value at the date of acquisition, the liability is remeasured at subsequent reporting dates in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

The goodwill acquired in a business combination is allocated, at the date of acquisition, to the Bank's cash-generating units (or group of cash generating units) which are expected to benefit from the combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units or group of units.

For business combinations achieved in stages, any previous equity interest held by the Bank in the acquiree is remeasured at its fair value at the date of acquisition and any resulting gain (or loss) is reported in the consolidated statement of income or other comprehensive income, as appropriate. Amounts previously recognized in other comprehensive income that must be recycle through net income in relation with such investments are reclassified to the consolidated statement of income, as if such investment had been sold. When the associate has other comprehensive income, which is not reclassified to profit or loss, the amounts are not reclassified when the investment is sold.

When the Bank enters into a option contract to acquire totally o partially the amount of shares in a subsidiary held by non-controlling interest, that entitles the non-controlling interest to sell its interest in the subsidiary to the Bank, the Bank analyzes whether the ownership risks and rewards remain with the non-controlling interest or have been transferred to the Bank. The non-controlling interest is recognized to the extent the risks and rewards of ownership of those shares remain with them. Irrespective of whether the non-controlling interest is recognized, a financial liability is recorded for the present value of the redemption amount. Subsequent changes to the liability are recognized in net income. The Bank will reclassify the liability to equity if the put option expires unexercised.

7.	Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

7.1.	Recognition of financial assets and liabilities

Financial assets and liabilities are recognized in the statement of financial position when the Bank becomes a party of the contractual provisions of the instrument. This includes conventional purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. The Bank uses settlement date accounting for regular way contracts when recording financial asset transactions.

7.2.	Offsetting of financial instruments

Financial assets and financial liabilities are reported on a net basis on the statement of financial position if and only if (i) there is currently a legally enforceable right to set off the recognized amounts and (ii) there is intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Bank does not offset income and expenses, unless required or permitted by an IFRS.

7.3.	Fair value

The fair value of all financial assets and liabilities is determined at the statement of financial position date, for recognition or disclosure in the notes to the financial statements.

To determine fair value, characteristics of the asset or liability are taken into account in the same way that market participants would use when pricing the asset or liability at the measurement date; at stimating, is taken into consideration:

−     Based on quoted prices (unadjusted) in active markets for identical assets or liabilities to which the Bank can access at the measurement date (level 1).

−     Based on inputs of valuation methodologies commonly used by the market participants, these inputs are other than quoted prices included with in level 1 that are observable for the assets or liabilities, either directly or indirectly; considering inputs as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities like interest rates and yield curves observable at commonly quoted intervals, implied volatilities and credit spreads, and market-corroborated inputs (level 2).

−     Based on internal valuation techniques of discounted cash flow and other valuation methodologies, using unobservable inputs estimated by the Bank for the assets or liabilities, in the absence of observable inputs (level 3).

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

7.4.	Financial assets

At initial recognition, the Bank measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Financial assets are then classified considering their subsequent measurement at fair value or amortized cost, respectively, on the basis of the business model for managing the financial assets and the contractual cash flow characteristics of the instrument. In addition, for particular investments in equity instruments, in accordance with IFRS 9, the Bank made the irrevocable election to present subsequent changes in fair value in other comprehensive income.

7.4.1	Money market operations

Interbank assets and interbank deposits

These are funds that the Bank lends to other financial institutions or borrows from the Central Bank and other financial institutions. The transactions in an asset position with maturity of up to ninety days are measured at fair value and classified as cash equivalents. The operations in an asset position with maturity greater than ninety days and all the operations in a liability position are measured at amortized cost and presented as “Other assets” or “interbank deposits”, respectively.

Repurchase agreements and other similar secured transactions

•	Asset Position

Asset position refers to transactions accounted for as collateralized lending in which the Bank purchases securities with an agreement to resell them back to the seller at a stated price plus interest at a specified date, not exceeding one year. Repos in asset position are initially recognized at the consideration paid and they are subsequently measured at amortized cost. The difference between the purchase value and resale price is recorded in net interest income and accrued over the life of the agreement using the effective interest rate method.

•	Liability Position

Liability position refers to transactions accounted for as collateralized borrowing in which the Bank sells debt securities with an agreement to repurchase them back from the buyer at a stated price plus interest at a specified date, not exceeding one year.

The securities sold under those agreements are not derecognized from the statement of financial position when the Bank substantially retains all of the risks and rewards of the securities. However, the securities are disclosed as pledged assets. The amounts received are initially recognized, at fair value, as a financial liability and subsequently measured at amortized cost. The difference between the sale value and the repurchase value is treated as interest expense and accrued over the life of the agreement by the effective interest rate method.

7.4.2	Debt and equity securities

Securities at amortized cost

Debt securities are classified at amortized cost only if the asset is maintained within a business model whose objective is to hold it in order to collect contractual cash flows and the contractual terms of the security give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; Its interest income is recognized using the effective interest rate method.

The effective interest method is a method used to calculate the amortized cost of an asset and to assign the income or cost in interest during the relevant period. The effective interest rate is the discount rate at which the present value of future estimated cash payments or those received through the expected life of the financial instrument, or, when appropriate, in a shorter time frame, are equal to the net carrying value at the beginning. To calculate the effective interest rate, the Bank estimates cash flows considering all the contractual terms of the financial instrument, including transaction costs and premiums granted minus commissions and discounts, but without considering future credit losses.

Securities at fair value through profit or loss

These are equity securities and debt securities tha are not subsequently measured at amortized cost. The difference between the current fair value and the immediately preceding fair value of the respective security is recorded as a higher or lower value of the asset, affecting the statement of income.

7.4.3	Equity instruments at fair value through other comprehensive income

The Bank has made an irrevocable election to present in other comprehensive income, subsequent changes in fair value of some equity instruments that are not hold for trading; dividends from this type of instrument is recognized in net income only when the entity’s right to receive payment of the dividend is established.

7.4.4	Loans and advances to customers and financial institutions, leases and other receivables

These are financial assets that consist primarily of corporate loans, personal loans (including mainly consumer finance and overdrafts), residential mortgage loans and financial leases. The Bank established that loans, advances to customers and other receivables are held within a business model whose objective is to hold them in order to collect contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. They are initially measured at fair value, plus transaction costs and origination fees that are directly attributable to the acquisition. They are subsequently measured at amortized cost using the effective interest rate method.

7.4.5	Impairment of financial assets at amortized cost

At the end of every period, the Bank assesses whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost are impaired; impairment is recognized as a result of one or more events that occurred, after the initial recognition of the financial asset, where the loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

7.4.5.1	Impairment of loans

The Bank individually evaluates for impairment loans which exceed COP 2,000 million (USD 1 million for foreign subisidiaries). When these significant financial assets are identified as impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, including the fair value of any collateral, discounted at the financial asset’s original effective interest rate. When it is determined that the significant financial asset will be substantially recovered solely from the value of collaterals or guarantees, the Bank estimates the impairment loss as the difference between the carrying amount of the loan and the current fair value of the collateral or guarantee less the estimated selling costs when applicable.

For loans that are not considered individually significant and loans individually significant that are not considered impaired, a collective assessment is carried out. Portfolios of financial assets with similar credit risk characteristics are grouped together, using statistical techniques based on the analysis of historical loss experience. The historical losses information used in the process is adjusted to include the most recent data regarding current economic conditions, the performance trends by industry or region, or the concentration of obligations in each portfolio of financial assets by segment, and any other relevant information that may affect the allowance for loans and advances and lease losses.

Financial assets are classified as impaired when the loans are typically three months or more past due as well as in cases where there is other objective evidence of impairment.

Quantification of the losses based on historical loss experience takes into account three fundamental factors: exposure at default, the probability of default and the loss given default:

•	Exposure at default: This is defined as the current balance of the principal, interest receivable accounts and other receivables regarding consumer and commercial loans at the statement of financial position date. In the case of loans which include a revolving line of credit that is susceptible to be used in its entirety in the form of loan contracts, this parameter includes the Bank’s expectations of future drawdowns even though the corresponding provisions for committed credit lines are included as liabilities on the statement of financial position.

•	Probability of default (PD): The likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year horizon. The PD estimated for a period of 12 months is adjusted by the loss identification period (LIP) in order to estimate the point in time probability of default at the statement of financial position date as follows:

-    The parameter “point-in-time,” which converts the probability of cycle-adjusted default required for regulatory purposes (defined as the average probability of default in a complete economic cycle) to the probability of default on a given date required by IFRS; known as “point-in-time” probability.

-    LIP is the period from the occurrences of a loss event to the moment in which that loss becomes evident at an individual loan level. LIP is calculated based on homogeneous groups.

In the case of doubtful assets, the probability of default is 100%. The qualification of an asset as "doubtful" is caused by a delinquency equal to or greater than 90 days, as well as in these cases where there is no delinquency, but exists doubts about the solvency of the debtor.

•	Loss given default (LGD): This is defined as the loss the Bank would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and the value of the guarantees or collateral. The LGD parameter is calculated based on homogeneous groups.

Once a loan or group of loans is classified as impaired, interest income continues to be recognized using the interest rate applied to discount future cash flows of the loan in order to assess its impairment losses.

7.4.6	Restructured financial assets

Loan restructuring is an alternative to achieve a proper collection management. It must be understood as an exceptional resource to standardize the behavior of a portfolio, using a new contractual agreement between the parties. Such agreement aims to modify the originally established conditions in order to allow the accurate attention to the loan in the light of the real or potential impairment in the debtor’s payment ability. The loan restructuring is implemented through amendments to the contractual terms, rates and payment terms. In any case, at the restructuring time, all the collateral must be preserved and if possible, the Bank’s position should be improved by obtaining new guarantees or guarantors that support the obligations.

In the restructuring, real and personal property can be received as foreclosed assets to cancel partially the obligations. Likewise, the Bank can grant discounts on interest or other related receivables. If necessary, the discount can be applied to loan principal, either because the guarantees or payment sources do not have coverage on total loan or because the agreement does not permit full recovery of the total balance. The terms are reviewed in each negotiation to determine if the client should continue in the portfolio and if so, the terms to restore the business relationship after a certain time.

If as a result of restructuring, the financial asset is derecognized, costs and fees are recognized in net income, as well the difference between the value in the balance sheet and the consideration received. In the case in which the modified financial asset is not derecognized, the costs and fees are deferred and will be amortized by the remaining life of the modified asset.

Before the commencement of the restructuring process, the Bank should perform an analysis of the debtor’s projected cash flow in order to evaluate the capacity to pay the proposed plan. Restructuring loans are classified as follows:

Private Agreement

These are restructuring based on agreement with the client resulting from, after negotiations between the two parties, without any legal special scheme adopted by the debtor.

Regulated by the law agreements

These are restructuring that result from legal bankruptcy and insolvency procedures or corporate restructuring agreements acquired by the client.

7.4.7	Leasing

7.4.7.1	The Bank as lessee

The assets taken for lease under financial leases are recognized at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Such assets are recognized as premises and equipment in the statement of financial position.

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

The payments for operating leases are recognized on a straight line basis over the term of the lease as expenses in the statement of income during the lease term. Lease incentives received are recognized as an integral part of the total lease expenses over the term of the lease.

7.4.7.2	The Bank as lessor

The lease agreements entered into by the Bank are classified at the initial recognition as financial or operating leases.

The Bank classifies a lease as a financial lease when according to the agreement substantially, all the inherent risks and benefits are transferred to the lessee and are recognized as the sum of the minimum payments to be received and any unguaranteed residual value discounted at the lease interest rate is recorded as part of the loan. Otherwise, the lease is classified as an operating lease, which is classified in the statement of financial position as premises and equipment. The initial direct costs incurred in the negotiation of an operating lease are added to the carrying value of the leased assets and recorded as a cost during the lease term on the same basis as the lease income. The contingent rents of the leases are recorded as income in the period in which they are obtained.

Among the risks transferred are the possibilities of losses through underutilization, technological obsolescence, decrease in profitability or changes in the economic environment. Among the benefits derived from the use are the expectation of profit over the economic life of the asset and eventually, the appreciation of its residual value or realization of the asset.

The following are indications of transfer of risk and rewards of ownership to the lessee:

•	The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset upon termination of the lease.
•	The term of the lease covers most of the economic life of the asset when the minimum lease term represents 75% or more of the economic life of the leased asset.
•	At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.

•	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.

7.5.	Financial liabilities

At initial recognition, the Bank measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost, or will be recognized in the statement of income if the liabilities are measured at fair value.

Derivative liabilities are measured at fair value through profit and loss and the gains or losses of those liabilities are recognized in the statement of income for subsequent measurements. Non-derivative financial liabilities are measured at amortized cost using the effective interest rate. Interest expenses are recognized in the statement of income unless it is a financial liability designated as at fair value through profit or loss, for which is required to present the effects of changes in the liability’s credit risk in other comprehensive income.

Compound financial instruments that comprise both a liability and equity component must be separated and accounted for separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument considered as a whole is the residual value assigned to the equity component. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Preferred shares issued by the Bank are a compound financial instrument. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period in accordance with the Bank’s bylaws.

7.5.1	Financial guarantee contracts and loan commitments

In order to meet the needs of its customers, the Bank issues financial standby letters of credit, bank guarantees and loan commitments. The financial guarantee contracts issued by the Bank are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized as liability at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Such contracts are measured at the higher between the provision amount measured on the basis of incurred credit losses model set for in 7.4.5, according to IAS 37 provisions, contingent liabilities and contingent assets and the amount initially recognized less the accumulated amortization.

Income derived from guarantees is recognized as fees and commission income in the statement of income over the term of the contract.

Loan commitments are not recognized in the consolidated statement of financial position. Provision is made for loan commitments, following the methodology described in 7.4.5 for impairment of loans, if it is probable that the facililty will be drawn and the resulting loan will be recognized at a value less than the cash advanced.

7.6	Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Bank has transferred substantially all the risks and rewards of ownership or in which the Bank neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between: (a) the carrying amount (measured at the date of derecognition) and (b) the consideration received (including any new asset obtained less any new liability assumed) is recognized in net income.

In transactions in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, the Bank continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred financial asset.

A financial liability is removed from the statement of financial position when it is extinguished, that is when the obligation is discharged, cancelled or expired.

7.6.1	Written-Off loan portfolio balances and related allowances

Loans are written off when the Bank concludes there is no a realistic expectation of recovery of the principal and receivables balances from a client or third party. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

Type	Length of delinquency
Consumer	180 days
Commercial	360 days
Small Business Loan	180 days
Mortgage	1.620 days. For Banistmo and Banco Agrícola from 720 days

Among the reasons underlying the portfolio's non-recoverability are the estimated recovery time of the obligation and the probable recovery percentage given the existence or lack of collaterals. When default conditions are present, it is initially necessary to evaluate whether the collaterals that support the loan generate a reasonable expectation of recovery; if so, the necessary steps are taken to realize of the collateral prior to writing-off; in cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off. In most mortgage loan cases, there is still a high probability of recovery after the delinquency.

7.7.	Derivatives financial instruments

A financial derivative is an instrument whose value changes in response to changes in a variable such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial investment or it is smaller than would be required for other financial instruments with a similar response to changes in market conditions, and it is generally settled at a future date.

The Bank carries out derivative transactions to facilitate the business of clients related to the management of their market and credit risk; managing the exposure in its own position to changes in interest rates and risks in exchange rates; or to obtain benefits from changes in valuations experienced by these instruments in the market. Derivatives are recognized and measured at fair value through profit or loss, unless such derivatives are designated as hedging instruments in cash flow hedges or in a hedge of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income.

7.7.1	Hedge accounting

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

Before the establishment of the hedge accounting, The Bank documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Risk Management Committee as the body designated by the Board of Directors.

Hedge relationships, are classified and accounted for in the following way:

–    Fair value hedges are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recorded in the statement of income as interest and valuation on investments. The change in fair value of the hedged item attributable to the hedged risk is uncluded as part of the carrying value of the hedged item, and it is also recognized in the aforementioned item of statement of income.

For fair value hedges that are related to items accounted for at amortized cost, the adjustments to the carrying value are amortized through the statement of income during the remaining term until their expiry. The amortization of the effective interest rate will be able to begin as long as there is an adjustment to the carrying value of the hedged item, but it will have to begin at the latest when the hedged item is no longer adjusted by changes to its fair value attributable to the risk that is being hedged. The amortization of the adjustments to the carrying value is based on the effective interest rate recalculated on the starting date of the amortization. If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the statement of income. If the hedge instrument expires or it is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the Bank discontinues prospectively the hedge accounting. For the items hedged at amortized cost, the difference between the carrying value of the item hedged at the completion of the hedge and the nominal value are amortized using the effective rate method during the time surplus of the original terms of the hedge. If the hedged item is derecognized, the remaining value to amortize is recognized immediately in the statement of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.

–    Cash flow hedges are used mainly to manage the exposition to variability related to the cash flow attributable of a specific risk associated with an asset or liability recognized on statement of financial position or to a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the statement of income.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if it’s hedging designation is revoked, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the result.

Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging isntrument expires or is sold, terminated, or excercised, or when no longer quilifies for hedge accounting. Any gain or loss recognised in other comprehensive income and accumulated in equity at that time remains in equity and is recognised in other comprehensive income when the forecast transaction is ultimately recognised in net income. When a forecast transaction is no longer expected to occur, the gain or loss acumulated in equity is recognised inmediately in net income.

–    Hedges of a net investment in a foreign operation:

In accordance with IFRS 9 ‘Financial instruments’ and IFRIC 16 ‘Hedges of a net investment in a foreign operation’, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from its net investment in Banistmo, designating as a hedging instrument certain debt securities issued by the Parent Company. Considering the hedge accounting relationship, in the case of the net investment, the gain or loss derived from the foreign exchange differences related to the debt securities that is determined to be an effective hedge is recognized in other comprehensive income, as well as the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 as detailed in F.2. ‘Functional and presentation currency’.

8.	Premises and equipment and depreciation

Premises and equipment include tangible items that are held for use, for rental to others, or for administrative purposes and are expected to be used for more than one period.

Items of premises and equipment are expressed at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value. The estimated useful lives for each asset group are:

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

Assets classified as premises and equipment are subject to impairment tests when events or circumstances occur indicating that the carrying amount of the assets may not be recoverable

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recognized in the statement of income as ‘ impairment, depreciation and amortization’.

When the carrying value exceeds the recoverable value, the carrying value is adjusted to its recoverable value, modifying the future charges for depreciation, according to its new remaining useful life.

In a similar way, when indications exist that the value of an asset has been recovered, reversal of an impairment loss is recognized immediately in net income and consequently the future charges for the asset’s depreciation are adjusted. In any case, the reversal of the impairment loss of assets cannot increase its carrying value above the amount that it would have if impairment losses in previous periods had not been recognized.

For the purposes of assessing impairment, assets are grouped at the smallest identifiable group that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). The evaluation can be carried out at individual asset level when the fair value less the cost of sale can be reliably determined and the value in use is estimated to be close to its fair value less costs to sell and fair value less costs to sell can be determined.

Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the consolidated statement of income as other administrative and general expenses.

Gains and losses in the sale of premises and equipment are registered in the consolidated statement of income as other operating income or other expenses.

9.	Investment properties

Land and buildings that the Bank holds to earn rentals or for capital appreciation or both rather than for their use in the supply of services or sale in the ordinary course of business are recognized as investment properties.

The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time in which the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the statement of income as “Other expenses”.

After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the statement of financial position date. The gains and losses that arise from changes in the fair values of investment properties are included in the statement of income as ‘Other operating income’.

The investment properties are derecognized, either at the moment of their disposal, or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the net disposal proceeds of the investment properties and the carrying value is recognized in net income in the period the disposal occurs.

Transfers to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to premises and equipment, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a premises and equipment becomes an investment property, it will be accounted for at its fair value.

10.	Intangible assets

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

Intangible assets with indefinite useful lives are not subject to amortization, but are periodically tested in order to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being valid. In the event that the assessment were not valid, the change from indefinite useful life to finite useful life is recognized prospectively.

The gain or loss that arises when an intangible asset is derecognized are measured as the difference between the disposal value and the carrying value of the asset, and is recognized in the statement of income.

The Bank’s intangible assets comprise mainly intangibles of finite useful life: licenses, software and computer applications, client relationships and the legal stability agreement signed with the Ministry of Finance and Public Credit (See Note 11. Income Tax), customer relationships and patents. Intangibles of indefinite useful life comprise Goodwill.

10.1	Research and development costs

The research costs are recorded as expenses as they are incurred. Costs directly related to the development of a stand-alone project are recognized as intangible assets when the following criteria are met:

•	It is technical feasible of to complete the intangible asset so that it will be available for use or sale;
•	Management intends to complete the intangible asset and use or sell it;
•	There is an ability to use or sell the intangible asset;
•	It can be demonstrated how the asset will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
•	The expenditure attributable to the intangible asset during its development can be reliably measured.

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

11.	Inventories

The inventories of returned property are those assets that come from an early termination of a lease (returned property) or those upon which the lease has already concluded (premises and equipment), which are expected to be sold in the normal course of business. These are controlled by the Bank and are expected to generate future economic benefits.

The inventory of returned property is recognized as an asset from the date in which the Bank assumes the risks and benefits of the inventories. The cost of it can be reliably measured and it is probable that it will generate future economic benefits.

The inventories of returned property are valued using the specific identification method and their costs include the carrying value at the time the asset is returned.

The carrying value of returned property is measured at the lower of cost and net realisable value (NRV). The net realisable value is the estimated selling price in the ordinary course of business less its estimated costs to make the sale. The adjustment in the carrying value to reflect the NVR, is recognized in the statement of income of the period in which the goods are returned. The value of any reversion that comes from an increase in the NVR in which the increase occurs is recognized as a lower expense in the period.

Other new inventories are measured initially at acquisition cost which comprises the sum of the purchase price, the import costs (if applicable), the non-recoverable taxes paid, the storage, the transport costs, and other attributable or necessary costs for their acquisition, less discounts, reductions or similar items. Those inventories do not include selling costs.

The Bank must review the NRV of its inventories, at least annually or whenever necessary by market conditions. Any write-down adjustment must be recognized directly in the statement of income.

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

The Bank perform the measurement of the assets held for sale at the statement of financial position date. However these assets are evaluated quarterly if exist impairment indicators that imply review of the carrying value recorded in the accounts. If those indications are identified, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset as ‘Impairment, depreciation and amortization’ in the statement of income.

A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale and, represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Income and expenses coming from a discontinued operation must be disclosed separately from those coming from continued operations, in a single item after the income tax, in the consolidated statement of income of the current period and comparatively with previous period even though the Bank retains a non-controlling interest in the subsidiary after the sale.

13.	Impairment of non-financial assets, cash-generating units and goodwill

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

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The amount of impairment losses recognized in net income during the period are included in the Statement of income as “Impairment, depreciation and amortization”.

14.	Other assets

The bank presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with what is required to be recognized as non-current assets held for sale and that there are no plans to use it in the supply of services or for administrative purposes.

Foreclosed assets are initially recognized at the lower of net amount of the charge-off financial assets and net realizable value of the foreclosed asset (the net realizable value will be the estimated selling price of the asset or its awarding value, less the estimated costs necessary to carry out its sale), pending the obtaining of a plan for its commercialization. For this group of assets, it is evidence of impairment that they remain in the statement of financial position for a period greater than one year from their reception date without obtaining a buyer, despite permanently seeking their realization, even adjusting their selling price.

Foreclosed assets are subsequently assessed to determine whether an impairment loss must be recognized. In the case of arising events that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable" and an impairment charge is recognized for their full carrying amount.

15.	Employee benefits

15.1	Short term benefits

The Bank grants to its employee’s short term benefits such as bonuses, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate.

15.2	Other long term employee benefits

The Bank grants to its employees seniority bonuses as long term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. These benefits are projected up to the date of payment and are discounted through the Projected Unit Credit method. The cost of long term employee benefits is allocated across the period from the time the employee was hired the Bank and the expected date of obtaining the benefit.

15.3	Pensions and other post-employment benefits

−	Defined contribution plans

The Bank pays contribution monthly to pension funds, due to legal requirements and it will have no legal obligation to pay further contributions.

The Bank recognizes contributions in the statement of income. Any contributions unpaid at the statement of financial position date are included as a liability.

−	Defined benefit plans

They are post-employment benefit plans in which the Bank has the legal or implicit obligation to take responsibility for the payments of benefits that have agreed. The Bank makes an actuarial valuation on the base of the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country.

16.	Provisions, contingent liabilities and contingent assets

Provisions are recorded when the Bank has a present obligation (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by the management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period and it is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, treasury bonds (TES)1 for Colombia. The corresponding expense of any provision is recorded in the statement of income, net of all expected reimbursement. The increase of the provision due to the time value of money is recognized as a financial expense.

The amounts recognized in the statement of income, correspond mainly to:

−	Provisions for loan commitments and financial guarantee contracts; and
−	Provisions for legal proceedings, classified as probable to be decided against the Bank.

Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, or a present obligation that arise from past events but are not recognized because it is not probable, that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability are not recognized in the financial statement but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

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

17.	Customer loyalty program

The Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using the Bank's credit cards and the fulfillment of certain conditions established in such program. Miles redemption for prizes is carried out by a third party. According to IFRIC 13, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fee and other service income, considering the total number of points that can be redeemed over the accumulated prizes and taking into account the probability of redemptions.

18.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits flow to the Bank and that the revenue can be measured reliably.

1 It refers to the interest rate of treasury bonds (TES), representative of the nation's public debt.

18.1.	Interest income and expenses

For all financial instruments measured at amortized cost, interest income and interest expenses are recognized using the effective interest rate. The effective interest rate is the rate that exactly discounts future estimated cash flows payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying value of the financial liability or asset. The computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees or expenses that are directly attributed to the instrument and are an integral part of the Effective Interest Rate (EIR), but not future credit losses.

For debt securities at fair value, gains and losses arising from changes in fair value are included in the statement of income as ‘Interest and valuation on investments’.

18.2.	Fees and commission income

The Bank charges fees and commission for services rendered to its clients. If they are not an integral part of the effective interest rate, they are recognized when the service is provided or on the performance of a significant act as follows:

•	Fees and commission recognized when the service is provided

These are commissions earned from the provision of services over a period of time. These payments include commissions for assets management, custody and other administration and consulting services.

Commissions from loan commitments that are likely to be used and other payments related with the loan are deferred (along with any incremental expense) and recognized in the statement of income. When it is not possible to demonstrate the likelihood that a loan will be used, the commissions from the origination of the loan are recognized during the commitment period on a straight line basis.

•	Fee and commission recognized on the performance of a significant act

Fees arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses, are recognized at the closing of the underlying transaction. Commissions or fee components that are linked to a specified performance are recognized after the corresponding criteria are met.

18.3.	Dividend revenue

For the investments that are not associates or joint ventures, dividends are recognized when the right to payment of the Bank is established, which is generally when the stockholders declares the dividend. These are included in the statement of income as Dividends received and share of profits of equity method investees.

18.4.	Total operating income, net

The income derived from commercial operations (trading) includes all profits and losses from variations in the fair value and revenue or expenses for related interests from financial liabilities or assets. This includes any ineffectiveness registered in the hedging transactions.

19.	Income tax

The Bank recognizes, when appropriate, deferred tax assets and liabilities by the future estimate of tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate, in accordance with the enacted tax laws in each country that must be applied in the year in which the deferred tax assets and liabilities are realized or settled. The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.

Tax bases for deferred tax must be calculated taking into account the definition provided by IAS 12 and the value of the assets and liabilities that will be realized or settled in the future according to the enacted tax laws of each of the countries where the Bank has its operations.

Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized except when the Bank is able to control the period in which the deductible temporary difference is reverted and it is likely that it will not be reverted in the foreseeable future.

Deferred tax assets, identified as temporary differences, are only recognized if it is considered likely that the entities are going to have sufficient taxable income in the future that allow it to be recovered.

Tax credit from fiscal losses and surplus amounts from the presumptive income over the net income are recognized as a deferred asset, provided that it is likely that the entities will generate future net income to allow their offset.

Deferred tax income must be recorded in accordance with the transaction outcome as deferred tax assets or deferred tax liability. However, for disclosure purposes in the Statement of Financial Position they must be disclosed on a net basis.

The income tax expense is recognized on the consolidated statement of income in the line ‘Income Tax’, except when referring to amounts directly recognized in Other Comprehensive Income (OCI).

Regulatory changes in tax laws and in tax rates are recognized in the consolidated statement of income in the line ‘Income tax’ in the period when such regulatory change becomes enforceable. Interest and fines are recognized on the consolidated statement of income in the line other administrative and general expenses.

In determining the amount of current and deferred tax, the Bank considers the impact of tax exposures, including whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Bank to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities would impact tax expense in the period in which such a determination is made.

Revisions of tax returns must be documented, as well as any uncertain tax positions that are taken in them.

20.	Operating segments

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

21.	Earnings per share

The basic earnings per share are calculated by dividing net income attributable to the ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period.

To calculate diluted earnings per share, the net income attributable to ordinary equity holders, and the weighted average number of outsanding shares is adjusted by the dilutive effects inherent to potential ordinary shares.

22.	Paid-in capital

Corresponds to the greater amount paid by the shareholders on the nominal value of the share.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance. The segment information has been prepared following the Bank’s accounting policies as described in the summary of significant accounting policies in Note 2 Significant accounting policies and presented consistently with the internal reports provided to the CODM.

The CODM uses a variety of information and key financial data on a segment basis to assess the performance and make decision regarding the investment and allocation of resources, such as:

•	Net interest margin (Net margin on financial instruments divided by average interest-earning assets).
•	Return on average total assets (Net income divided by average total assets).
•	Return on average stockholders’ equity.
•	Efficiency ratio (Operating expenses as a percentage of interest, fees, services and other operating income).
•	Asset Quality and loans coverage ratios.

The Bank includes the following segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, Off Shore and All other segments. The factors used to identify the Bank’s reportable segments are the nature of the products and services provided by the subsidiaries and the geographical locations where the subsidiaries are domiciled, in line with the CODM’s operating decisions related to the results of each segment.

As of December 31, 2015 and 2014, the segments’ results have been restated due to the change in the Bank’s organizational structure according to the merger between Leasing Bancolombia S.A. and Bancolombia S.A. that took place on September 30, 2016. For further information see Note 27 Related party transactions.

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

This segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment includes all the operations of Banistmo and its subsidiaries, which are managed and monitored by the CODM on a consolidated basis.

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

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala. Banking Guatemala also includes operations of the following subsidiaries: Banco Agromercantil de Guatemala S.A., Mercom Bank Ltd., Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Tarjeta Agromercantil S.A.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

•	Trust

This segment provides trust and asset management services to clients in Colombia and Peru through Fiduciaria Bancolombia and FiduPerú S.A. Sociedad Fiduciaria. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

•	Investment banking

This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Its customers include private and publicly-held corporations as well as government institutions.

•	Brokerage

This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

•	Off Shore

This segment provides a complete line of offshore banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Caymán S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

•	All other segments

This segment provides financial and operational leases activities, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S., Arrendamiento Operativo CIB S.A.C., Leasing Perú S.A., Transportempo S.A.S., Capital Investment Safi S.A. and Fondo de Inversión en Arrendamiento Operativo Renting Perú. This segment also includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2016
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala (1)	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(2)	Total after eliminations
	In millions of COP
Total interest and valuation	11,586,785	1,399,852	901,757	869,329	827	136	17,160	442,107	30,299	15,248,252	500,553	15,748,805
Interest expenses	(4,542,701)	(457,611)	(252,011)	(348,219)	(20)	-	(33)	(252,030)	(99,991)	(5,952,616)	(100,484)	(6,053,100)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	7,044,084	942,241	649,746	521,110	807	136	17,127	190,077	(69,692)	9,295,636	400,069	9,695,705
Total credit impairment charges, net	(1,797,848)	(367,781)	(55,985)	(127,839)	(164)	(423)	(25)	(52,294)	871	(2,401,488)	(329,664)	(2,731,152)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,246,236	574,460	593,761	393,271	643	(287)	17,102	137,783	(68,821)	6,894,148	70,405	6,964,553
Revenues (Expenses) from transactions with other operating segments of the Bank	(65,915)	(20,600)	(3,054)	701	(22,893)	12,891	38,677	99,914	(39,721)	-	-	-
Total fees and commission income, net	1,269,298	180,286	158,262	58,745	238,745	19,821	80,060	27,502	13,724	2,046,443	272,521	2,318,964
Other operating income	603,860	18,828	1,302	55,942	13,500	2,285	(9,923)	15,961	874,978	1,576,733	(89,610)	1,487,123
Dividends received, and share of profits of equity method investees	(264,715)	4,692	711	779	16,873	202,062	32,567	(269,096)	(175,595)	(451,722)	628,414	176,692
Total operating income, net	6,788,764	757,666	750,982	509,438	246,868	236,772	158,483	12,064	604,565	10,065,602	881,730	10,947,332
Operating expenses (3)	(4,150,984)	(589,535)	(390,309)	(323,001)	(87,951)	(26,662)	(110,317)	(60,688)	(400,243)	(6,139,690)	(321,551)	(6,461,241)
Impairment, depreciation and amortization	(147,261)	(62,459)	(50,323)	(112,429)	(612)	(93)	(1,980)	(972)	(137,672)	(513,801)	(4,008)	(517,809)
Total operating expenses	(4,298,245)	(651,994)	(440,632)	(435,430)	(88,563)	(26,755)	(112,297)	(61,660)	(537,915)	(6,653,491)	(325,559)	(6,979,050)
Profit before tax	2,490,519	105,672	310,350	74,008	158,305	210,017	46,186	(49,596)	66,650	3,412,111	556,171	3,968,282

(1)	Banking Guatemala aggregates Grupo Agromercantil Holding and its subsidiaries as a result of the acquisition of an additional 20% interest on December 30, 2015. The Bank has a controlling stake of 60% of this company.
(2)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(3)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

For the year ended December 31, 2015
	Banking Colombia	Banking Panama	Banking El Salvador	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(1)	Total after eliminations
In millions of COP
Total interest and valuation	8,992,368	1,119,540	728,582	626	287	21,157	291,249	112,858	11,266,667	2,977	11,269,644
Interest expenses	(3,192,822)	(363,373)	(187,743)	(367)	(236)	(652)	(215,592)	(77,156)	(4,037,941)	-	(4,037,941)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	5,799,546	756,167	540,839	259	51	20,505	75,657	35,702	7,228,726	2,977	7,231,703
Total credit impairment charges, net	(1,509,519)	(82,344)	(26,933)	(3,204)	127	(177)	(49,830)	(3,219)	(1,675,099)	(2)	(1,675,101)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,290,027	673,823	513,906	(2,945)	178	20,328	25,827	32,483	5,553,627	2,975	5,556,602
Revenues (Expenses) from transactions with other operating segments of the Bank	(68,915)	(6,098)	(8,475)	(21,833)	2,355	31,734	95,495	(24,263)	-	-	-
Total fees and commission income, net	1,347,999	136,372	140,398	218,190	29,327	78,124	32,325	10,334	1,993,069	(25)	1,993,044
Other operating income	483,556	104,448	24	16,507	2,080	(6,325)	16,281	772,959	1,389,530	(16,828)	1,372,702
Dividends received, and share of profits of equity method investees	(40,115)	69,127	1,716	13,573	40,018	(1,473)	(141,261)	(159,583)	(217,998)	429,572	211,574
Total operating income, net	6,012,552	977,672	647,569	223,492	73,958	122,388	28,667	631,930	8,718,228	415,694	9,133,922
Operating expenses (2)(3)	(3,836,019)	(606,582)	(330,362)	(85,918)	(22,635)	(111,255)	(73,425)	(354,811)	(5,421,007)	5	(5,421,002)
Impairment, depreciation and amortization (3)	(247,446)	(49,590)	(27,761)	(466)	(93)	(1,274)	(17,254)	(133,401)	(477,285)	-	(477,285)
Total operating expenses	(4,083,465)	(656,172)	(358,123)	(86,384)	(22,728)	(112,529)	(90,679)	(488,212)	(5,898,292)	5	(5,898,287)
Profit before tax	1,929,087	321,500	289,446	137,108	51,230	9,859	(62,012)	143,718	2,819,936	415,699	3,235,635

(1)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(2)	Includes staff costs, administration and general expenses, contributions and other tax burdens and others.
(3)	The Bank inadvertently inverted the label of the amounts reported for Operating Expenses and Depreciation and Amortization in 2015. There was no impact in total operating expenses or profit before tax.

For the year ended December 31, 2014
	Banking Colombia	Banking Panama	Banking El Salvador	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(1)	Total after eliminations
In millions of COP
Total interest and valuation	7,510,647	807,547	506,575	12,852	249	19,833	188,934	154,107	9,200,744	(28,581)	9,172,163
Interest expenses	(2,580,194)	(256,795)	(109,353)	(321)	(200)	(784)	(152,601)	(64,309)	(3,164,557)	(54)	(3,164,611)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	4,930,453	550,752	397,222	12,531	49	19,049	36,333	89,798	6,036,187	(28,635)	6,007,552
Total credit impairment charges, net	(869,260)	69,703	(44,808)	319	(157)	(1,829)	(21,160)	(2,012)	(869,204)	(1)	(869,205)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,061,193	620,455	352,414	12,850	(108)	17,220	15,173	87,786	5,166,983	(28,636)	5,138,347
Revenues (Expenses) from transactions with other operating segments of the Bank	(20,928)	(1,831)	(3,529)	(34,036)	961	46,068	53,519	(40,224)	-	-	-
Total fees and commission income, net	1,271,506	140,189	103,585	199,806	22,985	81,733	28,776	(6,409)	1,842,171	(16,461)	1,825,710
Other operating income	357,597	72,406	7,101	(19,595)	2,092	5,446	6,750	679,608	1,111,405	25,138	1,136,543
Dividends received, and share of profits of equity method investees	(57,981)	13,919	(797)	26,121	(4,215)	(1,188)	(159,515)	(121,800)	(305,456)	428,145	122,689
Total operating income, net	5,611,387	845,138	458,774	185,146	21,715	149,279	(55,297)	598,961	7,815,105	408,186	8,223,289
Operating expenses (2)	(3,320,789)	(470,862)	(220,715)	(84,102)	(22,946)	(105,880)	(38,652)	(398,293)	(4,662,239)	3,247	(4,658,992)
Impairment, depreciation and amortization	(274,120)	(57,902)	(18,334)	(387)	(92)	(899)	(636)	(107,333)	(459,703)	-	(459,703)
Total operating expenses	(3,594,909)	(528,764)	(239,049)	(84,489)	(23,038)	(106,779)	(39,288)	(505,626)	5,121,942	3,247	(5,118,695)
Profit before tax	2,016,478	316,374	219,725	100,657	(1,323)	42,500	(94,585)	93,335	2,693,161	411,433	3,104,594

(1)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(2)	Includes staff costs, administration and general expenses, contributions and other tax burdens and others.

The following table presents financial information of the investments in associates and joint ventures by operating segment:

For the year ended December 31, 2016(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	284,516	9,888	208,963	361,079	433,800	1,298,246
Equity method	(34,425)	(702)	(26,128)	3,923	(2,922)	(60,254)

(1)	As of December 31, 2016, Banking Panama, Banking Guatemala, Brokerage and Off shore did not have investments in associates and joint ventures.

For the year ended December 31, 2015(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	Off shore	All other segments	Total
In millions of COP
Investments in associates and joint ventures	286,009	9,936	201,909	2,489	-	46,206	546,549
Equity method	17,529	1,707	13,904	(462)	84,141	6,468	123,287

(1)	As of December 31, 2015, Banking Panama and Brokerage did not have investments in associates and joint ventures.

For additional information related to investment in associates and joint ventures, see Note 7 Investments in associates and joint ventures.

The following table presents material non-cash items other than depreciation and amortization by segment:

For the year ended December 31, 2016
	Banking Colombia	Banking Panamá	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	130,892	44,484	35,466	95,891	-	-	-	-	97,452	404,185
Provisions	2,130,261	381,531	104,864	127,370	164	423	(34)	48,977	5,565	2,799,121

For the year ended December 31, 2015
	Banking Colombia	Banking Panama	Banking El Salvador	Trust	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	97,456	8,102	18,819	-	-	60,665	185,042
Provisions	1,921,873	114,425	65,037	3,241	67,347	8,536	2,180,459

For the year ended December 31, 2014
	Banking Colombia	Banking Panama	Banking El Salvador	Trust	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	130,276	8,457	31,065	-	-	-	169,798
Impairment goodwill	-	-	-	-	-	3,179	3,179
Provisions	1,264,006	(32,895)	79,568	(2,140)	21,967	(7,346)	1,323,160
Donations	4,539	-	-	-	-	-	4,539

Information about products and services

The Bank does not report revenues from external customers for each product and service or each group of similar products and services, because the information is not available and the cost to develop it is excessive.

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the interest and valuation was originated:

	As of December 31,
Geographic information	2016		2015		2014
	Interest and valuation	Long-lived assets (1)	Interest and valuation	Long-lived assets (1)	Interest and valuation
	In millions of COP
Colombia	11,695,937	4,180,137	9,335,345	3,829,742	7,760,424
Panama	1,898,058	414,451	1,470,692	442,732	1,017,171
Puerto Rico	56,519	551	43,672	355	37,100
Peru	15,753	112,209	19,810	119,575	59,971
El Salvador	902,371	397,065	729,258	359,887	507,947
Costa Rica	-	99	-	124	-
Guatemala	870,283	259,072	-	205,315	-
Total	15,438,921	5,363,584	11,598,777	4,957,730	9,382,613
Eliminations and translation adjustment	309,884	6,075,268	(329,133)	6,394,792	(210,450)
Total, net	15,748,805	11,438,852	11,269,644	11,352,522	9,172,163

(1)	Included foreclosed assets presented within other assets in the statement of financial position, premises and equipment, Investment property and goodwill. As of December 31, 2016, there is a difference of COP 563,002 with the aforementioned lines in the statement of financial position, due to the fact that long-term assets in the table do not take into account inventories and intangibles such as licenses and software applications. As of December 31, 2015 and 2014, the difference amounts to COP 2,247,853 and COP 183,118, respectively, and includes, in addition to the above items, the assets of Tuya S.A that were classified as assets held for sale in the presentation of the financial statement.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2016	December 31, 2015
In millions of COP
Cash and balances at central bank
Cash	5,501,532	5,806,157
Due from the Colombian Central Bank (1)	5,503,911	4,561,668
Due from other private financial entities	4,908,886	3,654,660
Checks on hold	102,525	79,959
Remittances of domestic negotiated checks in transit	200,053	192,719
Total cash and due from banks	16,216,907	14,295,163
Money market transactions:
Interbank assets	1,606,506	1,385,587
Reverse repurchase agreements and other similar secured loans	2,636,832	2,916,864
Total money market transactions:	4,243,338	4,302,451
Total cash and cash equivalents	20,460,245	18,597,614

(1)	According to External Resolution Number 005 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain the equivalent of 4,5% of its customer’s deposits with a maturity term less than 18 months as a legal banking reserve, represented in unrestricted deposits at the Central Bank or as cash in hand.

As of December 31, 2016 and 2015, there is restricted cash amounting to COP 171,561 and COP 325,458, respectively, included in other assets on the statement of financial position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses.

As of December 31, 2015 Tuya S.A. (subsidiary whose control was lost in October 2016), had cash and cash equivalents amounting to COP 207,963. See Note 30 Discontinued operations.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1	Financial assets investments

The Bank’s securities portfolios at fair value and at amortized cost are listed below, as of December 31, 2016 and 2015:

The detail of the carrying value of the debt securities is as follows:

As of December 31, 2016

Debt securities	Measurement methodology		Total carrying value
	Fair value through profit or loss	Amortized cost
In millions of COP
Securities issued by the Colombian Government	4,904,152	-	4,904,152
Securities issued by Foreign Governments	2,429,192	984,675	3,413,867
Securities issued by other financial institutions	1,080,368	201,523	1,281,891
Securities issued by Government entities	11,904	1,532,784	1,544,688
Corporate Bonds	111,946	415,937	527,883
Total debt securities	8,537,562	3,134,919	11,672,481
Total equity securities	-	-	1,388,172
Total investment securities	-	-	13,060,653

As of December 31, 2015

Debt securities	Measurement methodology		Total carrying value
	Fair value through profit or loss	Amortized cost
In millions of COP
Securities issued by the Colombian Government	4,817,604	15,065	4,832,669
Securities issued by Foreign Governments	3,189,722	1,253,585	4,443,307
Securities issued by other financial institutions	1,358,117	385,823	1,743,940
Securities issued by Government entities	82,162	1,402,890	1,485,052
Securities issued by the Salvador Central Bank	43,913	-	43,913
Corporate bonds	159,750	404,512	564,262
Total debt securities	9,651,268	3,461,875	13,113,143
Total equity securities	-	-	1,164,681
Total investment securities	-	-	14,277,824

The following tables set forth the debt securities portfolio by maturity:

As of December 31, 2016

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,719,326	1,883,790	981,208	319,828	4,904,152
Securities issued by Foreign Governments	925,499	532,628	192,947	778,118	2,429,192
Securities issued by other financial institutions	172,571	135,157	87,153	685,487	1,080,368
Securities issued by Government entities	77	2,704	5,193	3,930	11,904
Corporate bonds	15,818	8,069	15,968	72,091	111,946
Subtotal	2,833,291	2,562,348	1,282,469	1,859,454	8,537,562
Securities at amortized cost
Securities issued by Foreign Governments	103,889	105,032	507,817	267,937	984,675
Securities issued by other financial institutions	57,623	113,150	-	30,750	201,523
Securities issued by Government entities	1,523,571	9,213	-	-	1,532,784
Corporate bonds	-	70,464	-	345,473	415,937
Subtotal	1,685,083	297,859	507,817	644,160	3,134,919
Total	4,518,374	2,860,207	1,790,286	2,503,614	11,672,481

As of December 31, 2015

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,416,860	635,998	420,155	2,344,591	4,817,604
Securities issued by Foreign Governments	1,044,499	894,027	118,778	1,132,418	3,189,722
Securities issued by other financial institutions	228,333	808,362	102,069	219,353	1,358,117
Securities issued by Government entities	-	77,417	4,196	549	82,162
Securities issued by the Salvador Central Bank	43,913	-	-	-	43,913
Corporate bonds	5,534	110,452	13,958	29,806	159,750
Subtotal	2,739,139	2,526,256	659,156	3,726,717	9,651,268
Securities at amortized cost
Securities issued by the Colombian Government	15,065	-	-	-	15,065
Securities issued by Foreign Governments	267,781	647,982	229,390	108,432	1,253,585
Securities issued by other financial institutions	156,458	31,898	19,222	178,245	385,823
Securities issued by Government entities	1,392,894	-	9,996	-	1,402,890
Corporate bonds	12,819	316,519	2,968	72,206	404,512
Subtotal	1,845,017	996,399	261,576	358,883	3,461,875
Total	4,584,156	3,522,655	920,732	4,085,600	13,113,143

The investment securities held by Tuya S.A., classified as assets held for sale at December 31, 2015, amounting to COP 30,271, are carried at amortized cost, issued by other financial institutions and their maturity is less than one year. For further information, see Note 30 Discontinued Operations.

For further information related to disclosures of the fair value of securities measured at amortized cost, please see Note 29 Fair value of assets and liabilities.

The following table shows the fair value of equity securities:

Equity securities	Carrying amount
	December 31, 2016	December 31, 2015
In millions of COP
Equity securities at fair value through profit or loss	895,425	763,556
Equity securities at fair value through OCI	492,747	401,125
Total equity securities	1,388,172	1,164,681

The equity securities held by Tuya S.A., classified as assets held for sale as of December 31, 2015, amounted to COP 994, were classified as security measured at fair value through OCI. For further information, see Note 30 Discontinued Operations.

The Bank has recognized in the consolidated statement of comprehensive income COP 232,617 in 2016, COP 137,323 in 2015 and COP (123,737) in 2014 related to equity securities and trust funds at fair value through OCI. See consolidated statement of comprehensive income.

Equity securities that have been designated to be measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through other comprehensive income analyzed by listing status:

Equity securities	Carrying amount
	December 31, 2016	December 31, 2015
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	17,479	12,146
Equity securities listed elsewhere	10,731	9,889
Equity securities unlisted (1)	464,536	379,090
Total equity securities at fair value through OCI	492,746	401,125

(1)	Equity securities measured at fair value through OCI and unlisted in stock exchange, increased between December 31, 2016 and 2015 due to the valuation of the recent participation in Asociación Gremial de Instituciones Financieras - CREDIBANCO S.A., which amounts to COP 62,820.

During 2016 and 2015 no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI and through profit or loss held as of December 31, 2016 and 2015 amounted to COP 9,317 and COP 9,605, respectively.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2016 and 2015 is as follows:

As of December 31, 2016

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in repo operations
Securities issued by the Colombian Government	Greater 12 months	TES-Fixed rate	783,688
Securities issued by the Colombian Government	Between 3 and 6 months	TES-Fixed rate	63,102
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	3,212
Securities issued by the Colombian Government	Less than 3 months	TES-Fixed rate	68,648
Subtotal investments pledged as collateral in repo operations			918,650
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Greater 12 months	TES-Fixed rate	147,221
Securities issued by the Colombian Government	Between 3 and 6 months	TES- Fixed rate	22,037
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	2,263
Securities issued by the Colombian Government	Less than 3 months	TES-Fixed rate	47,285
Subtotal investments pledged as collateral in derivative operations			218,806
Total securities pledged as collateral			1,137,456

As of December 31, 2015

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in repo operations
Securities issued by the Colombian Government	Greater than 12 months	TES-Fixed rate	268,921
Securities issued by the Colombian Government	Between 3 and 6 months	TES-Fixed rate	36,547
Securities issued by Foreign Government	Greater than 12 months	BOND-Fixed rate	231,970
Securities issued by Foreign Government	Less than 3 months	BOND-Fixed rate	20,881
Securities issued by Foreign Government	Greater than 12 months	TREASURY-Fixed rate	12,342
Corporate bonds	Greater than 12 months	BOND-Fixed rate	21,670
Subtotal investments pledged as collateral in repo operations			592,331
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	186,346
Subtotal investments pledged as collateral in derivative operations			186,346
Total securities pledged as collateral			778,677

5.2	Derivative financial instruments

The Bank derivative activities do not give rise to significant open positions in portfolios of derivatives. The Bank enters into derivative transactions to facilitate customer business, for hedging purposes and arbitrage activities, such asforwards, options or swaps where the underlying are exchange rates, interest rates and securities.

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

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Note 31 Risk Management.

The following table sets forth for the Bank’s derivatives by type of risk as of December 31, 2016 and 2015:

Derivatives	December 31, 2016	December 31, 2015
In Millions of COP
Forwards
Assets
Foreign exchange contracts	313,566	692,324
Equity contracts	3,425	2,717
Subtotal Assets	316,991	695,041
Liabilities
Foreign exchange contracts	(323,923)	(634,297)
Equity contracts	(3,110)	(5,395)
Subtotal Liabilities	(327,033)	(639,692)
Total Forwards	(10,042)	55,349
Swaps
Assets
Foreign exchange contracts	1,127,474	1,293,947
Interest rate contracts	186,208	257,238
Subtotal Assets	1,313,682	1,551,185
Liabilities
Foreign exchange contracts	(749,082)	(949,668)
Interest rate contracts	(192,344)	(267,113)
Subtotal Liabilities	(941,426)	(1,216,781)
Total Swaps	372,256	334,404
Options
Assets
Foreign exchange contracts	47,297	135,942
Subtotal Assets	47,297	135,942
Liabilities
Foreign exchange contracts	(42,961)	(74,136)
Subtotal Liabilities	(42,961)	(74,136)
Total Options	4,336	61,806
Futures
Liabilities
Equity contracts	(1,030)	-
Subtotal Liabilities	(1,030)	-
Total Futures	(1,030)	-
Derivative Assets	1,677,970	2,382,168
Derivative Liabilities	(1,312,450)	(1,930,609)
Total, net	365,520	451,559

The table below present the notional amounts of the derivatives contracts as of December 31, 2016 and 2015:

Derivatives	December 31, 2016	December 31, 2015
In Millions of COP
Forwards
Assets
Foreign exchange contracts	14,466,226	11,584,773
Equity contracts	696,348	529,000
Subtotal Assets	15,162,574	12,113,773
Liabilities
Foreign exchange contracts	(13,637,335)	(11,405,286)
Equity contracts	(676,226)	(797,349)
Subtotal Liabilities	(14,313,561)	(12,202,635)
Total Forwards	849,013	(88,862)
Swaps
Assets
Foreign exchange contracts	6,021,266	4,375,769
Interest rate contracts	15,109,435	13,461,806
Subtotal Assets	21,130,701	17,837,575
Liabilities
Foreign exchange contracts	(3,614,135)	(2,202,391)
Interest rate contracts	(13,249,703)	(13,026,471)
Subtotal Liabilities	(16,863,838)	(15,228,862)
Total Swaps	4,266,863	2,608,713
Options
Assets
Foreign exchange contracts	1,186,605	1,557,713
Subtotal Assets	1,186,605	1,557,713
Liabilities
Foreign exchange contracts	(1,171,719)	(1,567,529)
Subtotal Liabilities	(1,171,719)	(1,567,529)
Total Options	14,886	(9,816)
Futures
Assets
Foreign exchange contracts	19,556	-
Equity contracts	316,000	-
Subtotal Assets	335,556	-
Liabilities
Equity contracts	(117,235)	-
Subtotal Liabilities	(117,235)	-
Total Futures	218,321	-
Derivative Assets	37,815,436	31,509,061
Derivative Liabilities	(32,466,353)	(28,999,026)
Total, net	5,349,083	2,510,035

The following table sets forth the remaining contractual life of the derivative portfolio:

As of December 31, 2016

	Forwards	Swaps	Options	Futures	Total
In millions of COP
Assets	316,991	1,313,682	47,297	-	1,677,970
Up to 1 year	309,036	490,848	44,478	-	844,362
From 1 to 3 years	7,900	444,120	2,819	-	454,839
Over 3 years	55	378,714	-	-	378,769
Liabilities	(327,033)	(941,426)	(42,961)	(1,030)	(1,312,450)
Up to 1 year	(311,382)	(167,025)	(40,686)	(1,030)	(520,123)
From 1 to 3 years	(15,623)	(431,814)	(2,275)	-	(449,712)
Over 3 years	(28)	(342,587)	-	-	(342,615)
Total	(10,042)	372,256	4,336	(1,030)	365,520

As of December 31, 2015

	Forwards	Swaps	Options	Futures	Total
In millions of COP
Assets	695,041	1,551,185	135,942	-	2,382,168
Up to 1 year	24,225	722,894	16,821	-	763,940
From 1 to 3 years	670,748	172,834	119,121	-	962,703
Over 3 years	68	655,457	-	-	655,525
Liabilities	(639,692)	(1,216,781)	(74,136)	-	(1,930,609)
Up to 1 year	(67,821)	(376,173)	(14,429)	-	(458,423)
From 1 to 3 years	(571,871)	(256,064)	(59,707)	-	(887,642)
Over 3 years	-	(584,544)	-	-	(584,544)
Total	55,349	334,404	61,806	-	451,559

Collateral for derivatives

The table below presents the cash collateral amounts posted under derivatives contracts as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
In millions of COP
Collateral	343,334	476,709

Hedge accounting

The Bank, through Banistmo, has entered into derivatives to manage its interest risk. Those derivatives are designated as hedging instruments to protect the Bank against changes in the fair value of Banistmo´s position in debt securities issued by the Panamanian Government (fair value hedge). In order to protect against interest risk due to changes in cash flows related to Banitmo’s portfolio of floating-rate deposits (cash flow hedge), Banistmo entered into cash flow hedge contracts until March 2016, when the hedging relationship was discontinued. The hedge effectiveness assessment is performed on a monthly basis consistently throughout the hedging relationship. For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value of the related hedged item concerning to the risk hedged, are reflected in the statement of income in the line “Interest and valuation on investments”.

Fair value hedging

As of December 31, 2016 and 2015, Banistmo has designated 3 and 7 asset derivative contracts (Interest rate swaps), respectively, as fair value hedging instruments with maturity dates ranging from January 2015 to February 2023.

As of December 31, 2016 and 2015, Banistmo has designated 3 and 9 liability derivative contracts (Interest rate swaps), respectively, as fair value hedging instruments with maturity dates ranging from January 2018 to February 2022. The notional amount and the fair value of those instruments are as follows:

In millions of COP
	December 31, 2016	December 31, 2015
Notional amount	305,862	321,025
Fair value	(5,170)	(6,284)

In thousands of USD
	December 31, 2016	December 31, 2015
Notional amount	101,930	101,930
Fair value	(1,723)	(1,995)

All fair value hedging instruments are incluided in the line “Derivative financial instruments” in the statement of financial position.

The following table sets forth the notional amount and fair value of the hedged item recognized in the statement of financial position as ‘Financial assets investments’, as of December 31, 2016 and 2015:

In millions of COP
	December 31, 2016	December 31, 2015
Notional amount	305,862	321,025
Fair value	340,511	354,784

In thousands of USD
	December 31, 2016	December 31, 2015
Notional amount	101,930	101,930
Fair value	113,477	112,313

The amount of hedge ineffectiveness of fair value hedges amounted to COP (2,779), COP (3,110) and COP (1,982) for the periods ended December 31, 2016, 2015 and 2014, respectively.

Cash flow hedging

The following table sets forth the derivative instruments designated by Banistmo as cash flow hedging instruments, as of December 31, 2016 and 2015:

In millions of COP
	December 31, 2016	December 31, 2015
Notional amount	-	629,894
Fair value	-	(2,499)

In thousands of USD
	December 31, 2016	December 31, 2015
Notional amount	-	200,000
Fair value	-	(794)

As of December 31, 2015, all cash flow hedges were recognized in the statement of financial position in the line "financial derivative instruments".

As of December 31, 2016 the Bank has reclassified from other comprehensive income to net income the net amount of COP 12,112 arising from the settlement of the derivative contract swap interest rate designated as cash flow hedge. As of December 31, 2015 and 2014, the Bank recognized unrealized gains in other comprehensive income amounting to COP 6,378 and COP 5,734, respectively, in connection with the effective portion of the cash flow hedges.

For the year ended December 31, 2014, the Bank has reclassified from OCI to the statement of income financial gains amounting to COP 2,361, related to the effectiveness of the cash flow hedge relationship.

The following tables set forth the expected cash flows related to the aforementioned hedging relationships, as well as the remaining periods:

As of December 31, 2015

In millions of COP
	From 1 to 3 months	From 3 months to 1 year	From 1 year to 5 years	Total
Cash inflows	968	-	-	968
Cash outflows	(3,467)	-	-	(3,467)
Total	(2,499)	-	-	(2,499)

In thousands of USD
	From 1 to 3 months	From 3 months to 1 year	From 1 year to 5 years	Total
Cash inflows	307	-	-	307
Cash outflows	(1,101)	-	-	(1,101)
Total	(794)	-	-	(794)

The following table sets forth the carrying amount and fair value of the hedged item recognized in the statement of financial position as ‘Deposits from customers’, as of December 31, 2016 and 2015:

In millions of COP
	December 31, 2016	December 31, 2015
Carrying amount (liability)	-	629,894
Fair value	-	649,362

In thousands of USD
	December 31, 2016	December 31, 2015
Carrying amount (liability)	-	200,000
Fair value	-	206,181

As of December 31, 2015, all cash flow hedges were recognized in the statement of financial position in the line "financial derivative instruments".

As of December 31, 2015 and 2014, the Bank recognized unrealized gains in other comprehensive income amounting to COP 10,499 and COP 7,120, respectively, in connection with the effective portion of the cash flow hedges.

Net foreign investment

Exchange differences relating to the translation of the results and net assets of Banistmo operations from its functional currency (dollar) to the Bank's presentation currency (Colombian pesos) are recognized directly in other comprehensive income by the Parent Company. Gains and losses on debt securities in issue which were designated as hedging instruments for hedges of net investments in foreign operations are included in the foreign currency translation reserve. The adjustment recognized in other comprehensive income amounted to COP 327,272, COP (1,666,422) and COP (1,024,386), for the years ended at December 31, 2016, 2015 and 2014, respectively.

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

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2016 and 2015 by derivative and by risk:

As of December 31, 2016

	Derivatives Assets	Deririvatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	1,127,474	(749,082)
Forwards	313,566	(323,923)
Options	47,297	(42,961)
Interest rate contracts
Swaps	186,208	(192,344)
Forwards	-	-
Equity contracts
Forwards	3,425	(3,110)
Futures	-	(1,030)
Gross derivative assets/liabilities	1,677,970	(1,312,450)
Offsetting of derivatives	-	-
Net derivatives in statement of financial position	1,677,970	(1,312,450)
Master netting agreements	(1,221,565)	-
Cash collateral received/paid	(343,334)	1,312,450
Total derivatives assetss/ liabilities	113,071	-

As of December 31, 2015

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	1,293,947	(949,668)
Forwards	692,324	(634,297)
Option	135,942	(74,136)
Interest rate contracts
Swaps	257,238	(267,113)
Forwards	-	-
Equity contracts
Forwards	2,717	(5,395)
Gross derivative assets/liabilities	2,382,168	(1,930,609)
Offsetting of derivatives	-	-
Net derivatives in statement of financial position	2,382,168	(1,930,609)
Master netting agreements	(1,681,887)	1,930,609
Cash collateral received/paid	(476,709)	-
Total derivatives assetss/ liabilities	223,572	-

For further information about offsetting of other financial assets and liabilities see Note 15 Interbank deposits and repurchase agreements and other similar secured borrowing.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS AND FINANCIAL INSTITUTIONS, NET

The following is the composition of the loans and financial leasing operations portfolio as of December 31, 2016 and 2015:

Composition	December 31, 2016	December 31, 2015
In millions of COP
Commercial(1)	86,259,708	85,892,752
Consumer	23,925,279	21,170,615
Mortgage	19,155,852	17,118,783
Financial Leases	21,343,923	20,551,576
Small Business Loans	1,062,724	886,913
Total gross loans and advances to customers and financial institutions	151,747,486	145,620,639
Total allowance for loans and advances and lease losses	(6,621,911)	(5,248,755)
Total loans and advances to customers and financial institutions, net	145,125,575	140,371,884(2)

(1)	Includes loans to financial institutions amounting to COP 6,217,825 and COP 7,230,919 as of December 31, 2016 and 2015, respectively.
(2)	The portfolio acquired in the business combination of Grupo Agromercantil Holding amounts to COP 8,162,177, see Note 8 Goodwill and Intangible assets, net. Additionally, Compañia de Financiamiento Tuya S.A. is considered a discontinued operation as of December 31, 2015. As a result Compañia de Financiamiento Tuya S.A. portfolio is classified within "assets held for sale and inventories"; the net balance amounted to COP 1,480,398. See Note 30 Discontinued Operations.

For more details on the composition of the loans and financial leasing operations portfolio, see Note 31 Risk Management.

Allowance for loans and advances and lease losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2016, 2015 and 2014:

As of December 31, 2016

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
+Balance at beginning of period	2,694,965	1,321,281	572,772	579,151	80,586	5,248,755
+Allowance for loan of PA Leasing	-	-	-	27,825	-	27,825
+ Provisions for loan losses (1)	2,684,559	1,922,315	225,291	221,694	95,272	5,149,131
- Charges-off	(489,573)	(902,400)	(24,619)	(74,900)	(41,710)	(1,533,202)
- Recoveries (1)	(1,379,288)	(525,510)	(109,912)	(180,537)	(23,645)	(2,218,892)
+/- Translation adjustment	(10,872)	(24,563)	(9,596)	(6,187)	(488)	(51,706)
= Balance at end of year	3,499,791	1,791,123	653,936	567,046	110,015	6,621,911

(1)	The provision for loan losses, net COP 2,930,239 differs from the COP 2,643,710 presents in the line “Credit impairment charges on loans and advances and financial leases, net” of the Consolidated Statement of Income, in the amount of COP 286,529 due to the recovery of charged-off loans.

The sale of Compañia de Financiamiento Tuya S.A took place on October 31, 2016. The amounts recognized until that date are presented in the line “Net income from discontinued operations” of the Statement of Income, the following table is the movement associated with this company:

Concept	December 31, 2016
+Balance at beginning of period	351,375
+ Provisions for loan losses (*)	465,947
- Charges-off	(228,757)
- Recoveries (*)	(147,668)
= Balance at end of year	440,897

(*)	The provision for loan losses net of COP 318,279 differs from the COP 323,290 presented in "“Credit impairment charges on loans and advances and financial leases, net" in note 30. Discontinued operations, in the amount of COP 5,011 due to provision on off balance sheet credit exposures that is accounted for as a liability under IAS 37.

As of December 31, 2015

Concept	Commercial	Consumer	Mortgage	Small business loans	Financial Leases	Total
In millions of COP
+Balance at beginning of period	2,360,488	1,479,460	456,983	76,560	415,766	4,789,257
- Discontinued operations (1)	-	(282,098)	-	-	-	(282,098)
+ Provisions for loan losses (2)	2,671,337	697,282	145,663	47,880	498,092	4,060,254
- Charges-off	(711,257)	(629,628)	(12,765)	(36,682)	(31,723)	(1,422,055)
- Recoveries (2)	(1,709,293)	(64,340)	(63,632)	(9,947)	(328,183)	(2,175,395)
+/- Translation adjustment	83,690	120,605	46,523	2,775	25,199	278,792
= Balance at end of year	2,694,965	1,321,281	572,772	80,586	579,151	5,248,755

(1)	As of December 31, 2015, Compañía de Financiamiento Tuya S.A. was considered as a discontinued operation, see Note 30 Discontinued Operation. In October 2016, this sale was completed. The changes in the allowance for loan losses for this company is as follows:

Concept	December 31, 2015
+Balance at beginning of period	282,098
+ Provisions for loan losses (*)	446,614
- Charges-off	(236,196)
- Recoveries (*)	(141,141)
= Balance at end of year	351,375

(*)	The provision for loan losses net of COP 305,473 differs from the COP 324,309 presented in “Credit impairment charges on loans and advances and financial leases, net” in note 30 discontinued operations, in the amount of COP 18,836 due to the expense of the contingent component of credit cards.

(2)	The provision for loan losses, net COP 1,884,859 differs from the COP 1,667,680 presented in the line “Credit impairment charges on loans and advances and financial leases, net” of the Consolidated Statement of Income in the amount of COP 217,179 due to the recovery of charged-off loans.

As of December 31, 2014

Concept	Commercial	Consumer	Mortgage	Small business loans	Financial Leases	Total
In millions of COP
+Balance at beginning of period	2,194,931	1,353,718	426,282	71,213	427,418	4,473,562
+ Provisions for loan losses (1)	1,346,282	1,540,144	116,599	46,422	195,648	3,245,095
- Charges-off	(355,881)	(743,453)	(8,674)	(30,468)	(40,272)	(1,178,748)
- Recoveries (1)	(888,108)	(753,897)	(106,608)	(12,757)	(174,900)	(1,936,270)
+/- Translation adjustment	63,264	82,948	29,384	2,150	7,872	185,618
= Balance at end of year	2,360,488	1,479,460	456,983	76,560	415,766	4,789,257

(1)	The provision for loan losses, net COP 1,308,825 differs from the COP 843,597 presented in the line “Credit impairment charges on loans and financial leases, net” of the Consolidated Statement of Income, in the amount of COP 465,228 due to the recovery of charged-off loans for COP 264,856 and the provision for loan losses, net for COP 200,372 of Compañía de Financiamiento Tuya S.A., which was classified in the "discontinued operation" at December 31, 2015.

Leasing operations:

Finance leases - lessor

The Bank has subscribed lease agreements as lessor. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between one and ten years, as follows:

As of December 31, 2016

Period	Gross investment in finance lease receivable	Present value of minimum payments

In millions of COP
Within 1 year	835,177	570,504
Over 1 year, but less than 5 years	8,597,818	6,667,322
Over 5 years	20,699,269	14,106,097
Total gross investment in finance lease receivable/ present value of minimum payments	30,132,264	21,343,923
Less: Future financial income (1)	(8,788,341)	-
Present value of payments receivable	21,343,923	21,343,923
Minimum non-collectable payments impairment	(518,992)	(518,992)
Total	20,824,931	20,824,931

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

As of December 31, 2015

Period	Gross investment in finance lease receivable	Present value of minimum payments

In millions of COP
Within 1 year	3,198,897	2,717,904
Over 1 year, but less than 5 years	7,572,931	6,227,836
Over 5 years	18,872,781	11,605,836
Total gross investment in finance lease receivable/ present value of minimum payments	29,644,609	20,551,576
Less: Future financial income (1)	(9,093,033)	-
Present value of payments receivable	20,551,576	20,551,576
Minimum non-collectable payments impairment	(553,071)	(553,071)
Total	19,998,505	19,998,505

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

Unsecured residual value (*)

The unsecured residual values by type of asset are as follows:

Type of asset	December 31, 2016	December 31, 2015
In millions of COP
Machinery and equipment	41,244	26,582
Properties	19,061	23,526
Automobile	4,264	33,611
Furniture and fixtures	45	8,445
Other assets	-	436
Total	64,614	92,600

Operating leases - lessor

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancelable lease arrangements. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from 1 to 10 years.

The following table presents information regarding the minimum payments under operating leases to be received as of December 31:

	December 31, 2016	December 31, 2015
In millions of COP
Within 1 year	140,883	132,621
Over 1 year, but less than 5 years	823,035	664,673
Over 5 years	138,769	169,520
Total	1,102,687	966,814

NOTE 7. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December31, 2016	December 31, 2015
In millions of COP
Associates	940,364	540,955
Joint ventures	357,882	5,594
Total	1,298,246	546,549

* The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.

The following are the investments in associates that the Bank holds as of December 31, 2016 and 2015:

As of December 31, 2016

Investments in Associates
Company Name	Main activity	Country	% of	Equity method (1)	Total OCI (2)	OCI	OCI	Carrying amount
			Ownership interest			(Equity method) (3)	(CTA) (4)
In millions of COP
Protección S.A.*	Administration of pension funds and severances	Colombia	20.58%	54,304	11,229	725	-	434,318
PA Viva Malls (5)	Development and operation of commercial spaces	Colombia	30.68%	-	-	-	-	388,595
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	2,619	(621)	11	-	35,930
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	319	(651)	(49)	-	17,006
Avefarma S.A.S*	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	(2,378)	(873)	(1,202)	-	12,079
Panamerican Pharmaceutical Holding Inc.*	Advisory services, consultation, representation, agent for individuals or company	Panama	21.00%	(1,196)	(1,613)	(1,863)	2,934	9,820
Internacional Ejecutiva de Aviación S.A.S.*	Aircraft and aircraft travel	Colombia	33.33%	1,038	209	209	-	9,636
Reintegra S.A.S.*	Collections and recovery of portfolio	Colombia	46.00%	(1,309)	3,496	805	-	8,604
ACH Colombia S.A.*	Electronic transfer services	Colombia	19.94%	3,129	(952)	(878)	-	6,223
Concesiones CCFC S.A.*	Construction of public works through an awarding system	Colombia	25.50%	6,606	(753)	(4)	-	5,742
Servicio Salvadoreño de Protección, S. A. de C.V.*	Custodial services and transfer of monetary types	El Salvador	24.40%	436	(965)	957	13	5,448
Servicios Financieros, S.A. de C.V.*	Processing of financial transactions and electronic payment methods	El Salvador	46.72%	56	9	(93)	62	3,550
Glassfarma Tech S.A.S*	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	425	(12)	(348)	-	2,522
ACH de El Salvador, S. A. de C.V.*	Electronic transfer services	El Salvador	24.40%	210	6	(58)	20	891
Multiactivos S.A. (6)	Securitization of non-mortgage assets	Colombia	-	183	-	70	-	-
Concesiones Urbanas S.A. (en liquidación) (7)	Construction of civil engineering projects	Colombia	-	(141)	-	-	-	-
Net investments in associates				64,301	8,509	(1,718)(8)	3,029	940,364

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2016.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2016.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2016.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2016.
(5)	PA Viva Malls, an investment in an associate of Fondo inmobiliario Colombia Inmobiliario which contributed COP 388,595 in December 2016 to participate in 49% of the company. In partnership with Grupo Éxito, which owns 51%, the company's corporate purpose will be the development and management of real estate.
(6)	On October 19, 2016 Multiactivos S.A was wound up.
(7)	On November 23, 2016 Concesiones Urbanas S.A was wound up.
(8)	See Consolidated Statement ofComprehensive income

For the purposes of applying the equity method of accounting, financial statements of associates marked above with (*) ended at November 30, 2016 have been used, due to the fact that no more recent financial information was available. However, the Bank does not consider that appropriate adjustments have to be made since no significant transactions took place between that date and December 31, 2016.

As of December 31, 2015

Investments in Associates
Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	Total OCI	OCI (Equity method)	OCI (CTA)	Carrying amount
In millions of COP
Protección S.A.*	Administration of pension funds and severances	Colombia	20.58%	25,238	10,504	(10,311)	-	416,404
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	2,163	(632)	(464)	-	37,174
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	2,106	(602)	(425)	-	16,737
Avefarma S.A.S*	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	(4,613)	329	(2,349)	-	15,159
Reintegra S.A.S*.	Collections and recovery of portfolio	Colombia	46.00%	2,598	2,690	(2,914)	-	10,014
Panamerican Pharmaceutical Holding Inc.*	Advisory services, consultation, representation, agent for individuals or company	Panama	21.00%	1,227	250	(782)	(949)	9,928
Internacional Ejecutiva de Aviación S.A.S.*	Aircraft and aircraft travel	Colombia	33.33%	(113)	-	-	-	8,009
ACH Colombia S.A.*	Electronic transfer services	Colombia	19.94%	1,566	(74)	72	-	5,678
Servicio Salvadoreño de Protección, S. A. de C.V.*	Custodial services and transfer of monetary types	El Salvador	24.40%	1,303	(1,922)	956	(686)	5,550
Multiactivos S.A.*	Securitization of non-mortgage assets	Colombia	21.25%	(336)	(70)	51	-	3,917
Servicios Financieros, S.A. de C.V.*	Processing of financial transactions and electronic payment methods	El Salvador	46.72%	287	102	(93)	76	3,667
Concesiones CCFC S.A.	Construction of public works through an awarding system	Colombia	25.50%	3,213	(749)	720	-	3,174
Concesiones Urbanas S.A. (en liquidación)*	Construction of civil engineering projects	Colombia	33.33%	154	-	-	-	2,489
Glassfarma Tech S.A.S*	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	91	336	(199)	-	2,337
ACH de El Salvador, S. A. de C.V.*	Electronic transfer services	El Salvador	24.40%	117	64	(58)	45	718
Grupo Agromercantil Holding S.A.(2)	Offering of financial products portfolio and the initiation of business	Guatemala	-	84,141	-	41,304	-	-
Inversiones Inmobiliarias Arauco Alameda S.A.S.(3)	Real estate activities with separate properties or leasings	Colombia	-	(1,232)	-	(1,714)	-	-
Net investments in associates				117,910	10,226	23,794(4)	(1,514)	540,955

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2015.
(2)	On December 30, 2015 the Bank acquired 60% of Grupo Agromercantil Holding S.A., however, the table presents the recognition of the Equity Method before the control acquisition when the Bank’s investment was 40%.
(3)	On November 20, 2015 Bancolombia Group sold its investment in Inversiones Inmobiliarias Arauco Alameda S.A.S.
(4)	The total amount in the line ‘Unrealized (loss) or gains on investments in associates and joint ventures using equity method‘detailed in the Consolidated Statemenr of Comprehensive Income for the year 2015 is comprised of COP 23,794 related to OCI in associates and COP (13) in joint ventures.

For the purposes of applying the equity method of accounting, financial statements of associates marked above with (*) ended at November 30, 2015 have been used, due to the fact that no more recent financial information was available. However, the Bank does not consider that appropriate adjustments have to be made since no significant transactions took place between that date and December 31, 2015.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2016 and 2015:

As of December 31, 2016

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millions of COP
Protección S.A.	1,901,016	618,573	1,115,206	226,554	34,163
Titularizadora Colombiana S.A. Hitos	500,950	371,827	34,185	8,019	3,873

As of December 31, 2015

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millions of COP
Protección S.A.	1,665,993	485,279	499,946	164,342	27,042
Titularizadora Colombiana S.A. Hitos	145,246	11,515	24,295	6,899	3,278

As of December 31, 2016 and 2015, there are no restrictions on the ability of the associates to transfer funds to the Bank in the form of cash dividends.

The following are the Joint ventures that the Bank holds as of December 31, 2016 and 2015:

Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	Total OCI (2)	OCI	Carrying amount
						(Equity method)(3)
In millions of COP
Compañía de financiamiento Tuya S.A (4)	Financing company	Colombia	50%	(7,801)	-	-	348,480
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects	Colombia	50%	778	13	-	6,376
Servicios de Aceptación S.A (5)	Network data transmission services	Colombia	50%	2,976	-	-	3,026
Net investments in joint ventures				(4,047)	13	-	357,882

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2016.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2016.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2016.
(4)	On October 30, 2016 the Bank sold 50% of Compañía de Financiemiento TUYA S.A. The table above presents the recognition of the Equity Method after loss of control.
(5)	In June 2016. Joint venture with Fist Data was created with the purpose of generating an alliance that promotes the business of using credit and debit cards in commercial establishments.

Investments in joint ventures

December 31, 2015

Company Name	Main activity	Country	% of Ownership interest	Equity method (1)	Total OCI (2)	OCI	Carrying amount
						(Equity method)(3)
In millions of COP
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects	Colombia	50.00%	4,567	13	(13)(4)	5,594

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2015.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2015.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2015.
(4)	The total amount in the line ‘Unrealized (loss) or gains on investments in associates and joint ventures using equity method‘detailed in the Consolidated Statemenr of Comprehensive Income for the year 2015 is comprised of COP 23,794 related to OCI in associates and COP (13) in joint ventures.

The following is complementary information regarding the Bank’s most significant joint venture as of December 31, 2016:

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millions of COP
Compañía de financiamiento TUYA S.A	2,474,730	2,429,631	1,153,155	(13,257)	-

As of December 31, 2016 and 2015, there are no contingent liabilities incurred by the Bank regarding its interests in the joint ventures and associates aforementioned.

As of December 31, 2014 the Bank has recognized COP 60,547 as equity method in the statement of income, COP 34,021 as other comprehensive income from equity method and COP 11,598 as other comprehensive income from currency translation adjustment. Additionally, during 2014, the Bank received dividends amounting to COP 4,734 from its significant associates.

NOTE 8. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill are as follows:

	December 31, 2016	December 31, 2015
In millions of COP
Intangible assets	563,942	607,586
Goodwill	6,130,095	6,484,669
Total	6,694,037	7,092,255

8.1.	Intangible assets

The following table sets forth the Bank's intangible assets as of December 31, 2016 and 2015, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2016

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2016	18,620	1,032,334	340,582	1,391,536
Acquisitions	-	122,729	-	122,729
Terminated agreements/ Write off (1)	-	(636,826)	-	(636,826)
Foreign currency translation adjustment	(879)	(15,143)	(16,087)	(32,109)
Balance at December 31, 2016	17,741	503,094	324,495	845,330

(1)	In 2016, the Parent Company noticed that some licenses, software and computer applications amounting to COP 549,191 were recognized on the balance sheet even though their useful life were completely amortized and the Bank did not use them for several years. This amount has been written off.

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2016	-	(783,950)	-	(783,950)
Terminated agreements/ Write off	-	641,989	-	641,989
Amortization expense	(2,578)	(71,540)	(75,658)	(149,776)
Foreign currency translation adjustment	45	9,205	1,099	10,349
Balance at December 31, 2016	(2,533)	(204,296)	(74,559)	(281,388)

Intangible assets at December 31, 2016, net	15,208	298,798	249,936	563,942

As of December 31, 2015

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2015	-	773,948	-	773,948
Acquisitions	-	132,201	-	132,201
Terminated agreements/ Write off	-	(25,328)	-	(25,328)
Acquisition of Grupo Agromercantil Holding	18,620	99,610	340,582	458,812
Assets classified as held for sale (1)	-	(6,246)	-	(6,246)
Foreign currency translation adjustment	-	58,149	-	58,149
Balance at December 31, 2015	18,620	1,032,334	340,582	1,391,536

(1)	See Note 30. Discontinued operations

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2015	-	(602,828)	-	(602,828)
Terminated agreements/ Write off		28,249	-	28,249
Amortization expense	-	(153,799)	-	(153,799)
Acquisition of Grupo Agromercantil Holding	-	(13,586)	-	(13,586)
Assets classified as held for sale	-	3,980	-	3,980
Foreign currency translation adjustment	-	(45,966)	-	(45,966)
Balance at December 31, 2015	-	(783,950)	-	(783,950)

Intangible assets at December 31, 2015, net	18,620	248,384	340,582	607,586

As of December 31, 2016 and 2015, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs related to software development

During the period ending at December 31, 2016, 2015 and 2014, the Bank incurred in costs that are directly related to software development amounted to COP 25,059, COP 8,344 and COP 12,340. These costs were incurred during the design and implementation processes in connection with the updating and replacement of the mortgage core software and the update of other core software. The expenses were recorded mainly as fees paid in the line ‘Other administrative and general expenses’ of the consolidated statement of income.

Intangibles which did not meet the criteria to be recognized as assets

As of December 31, 2016, 2015 and 2014, the Bank has recognized in the statement of income the amount of COP 16,217, COP 3,583 and 1,496, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

8.2	Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2016	December 31, 2015
In millions of COP
Balance at beginning of the year, net	6,484,669	4,414,728
Sale of Uff! Móvil (1)	-	(18,083)
Sale of Banistmo Seguros(2)	-	(77,082)
Goodwill resulting from the GAH acquisition (3)	-	735,073
Effect of change in foreign exchange rate	(354,574)	1,430,033
Balance at end of the year, net	6,130,095	6,484,669

(1)	On November 30, 2015, the Bank sold its 80.59% stake in Uff! Móvil, which was held through Inversiones CFNS S.A.S. and BIBA Inmobiliaria S.A.S. The transaction was carried out by means of the sale of all shares of Uff! Móvil to MVNO Holdings LLC, a company established under the laws of the State of Florida in the United States.
(2)	On August 31, 2015, Banistmo S.A. sold 100% of the shares of the insurer to Suramericana S.A for USD 94,4 millon.
(3)	On December 30, 2015, Bancolombia Panama S.A., a subsidiary of the Bank, acquired an additional 20% of the common stock of Grupo Agromercantil Holding S.A. (GAH), which represents a controlling stake of 60%.

The Bank tests goodwill recognized as a result of business combinations for impairment at least annually using a process that begins with an estimation of the recoverable amount of a group of cash-generation units equal to the operating segment. Recoverable amount is determined by management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. Determination of recoverable amount requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the appropriate discount rate; estimation of the recoverable amount of cash-generation units; and the valuation of the separable assets of each business whose goodwill is being reviewed. The key assumptions used by management in determining the recoverable amount are:

Operating segment	Goodwill 2016	Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)
Banking El Salvador	COP 846,842	Discounted Cash flow	5 years plan	12.20%	3.40%
Banking Panama	COP 4,582,901	Discounted Cash flow	5 years plan	9.50%	6.60%
Banking Guatemala	COP 700,352	Discounted Cash flow	5 years plan	11.60%	5.30%

In 2016, the Bank has tested the aforementioned goodwill for impairment purposes at operating segment levels: Banking Panamá, Banking El Salvador and Banking Guatemala. Each operating segment represent a group of cash generating units. In 2015, the goodwill was allocated to individual cash generating units. The change has been introduced to be more aligned with the approach used by the CODM to monitor the Bank’s results and allocate the resources.

On December 18, 2012, Bancolombia Panama S.A. (a subsidiary of Bancolombia S.A.) and BAM Financial Corporation (BFC), entered into a stock purchase agreement, pursuant to which Bancolombia Panama agreed to purchase from BFC a 40% stake in the capital stock of the Panamanian company Grupo Agromercantil Holding (GAH). Based on the terms of the agreement, BFC agreed to sell 40,540,000 common shares of Grupo Agromercantil (equivalent to 20% of the subscribed and paid capital) to Bancolombia Panama.

On December 30, 2015, the Bank acquired control of Grupo Agromercantil Holding (GAH) through the acquisition of an additional 20% of the subscribed and paid capital. The consideration paid amounting to COP 477,144 (USD 151,500), was based on the estimated consolidated net income of GAH as of December 31, 2015. As part of the modification of the agreement, the Bank entered into a put agreement to acquire the remaining 40% shares in Grupo Agromercantil Holding at a contractually determined future date and value. The puttable non-controlling interest liability was recognized in the statement of financial position. The non-controlling shareholders in Grupo Agromercantil Holding have the option to put their remaining 40% interest in Agromercantil to the Bank. The fair value of the net assets acquired was COP 1,344,305 including loans for COP 8,151,122 and deposits for COP 8,148,820.

The acquisition achieved in stages of GAH and its subsidiaries was accounted for under the acquisition method in accordance with IFRS 3. Accordingly, the Bank remeasured its previously held equity interest in GAH at its acquisition-date fair value and recognized the resulting loss considering any other comprehensive income previously recorded related to currency translation adjustment and equity method adjustment. No further adjustment to the goodwill measurement took place in 2016.

Sensitivity analysis:

In order to assess the impact of changes in certain significant inputs as the discount rate and the growth rate in the operating segments’ recoverable amount, the Bank made a sensitivity analysis of these inputs through the definition of alternative scenarios with their future evolution. The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis:

As of December 31, 2016

Banking Panama

Growth rate	Discount rate
	9.75%	9.50%	9.25%
6.60%	COP 8,690,384	COP 9,444,020	COP 10,339,834

Discount rate	Growth rate
	6.35%	6.60%	6.85%
9.50%	COP 8,950,634	COP 9,444,020	COP 10,030,497

Banking El Salvador

Growth rate	Discount rate
	12.45%	12.20%	11.95%
3.40%	COP 2,736,320	COP 2,803,464	COP 2,874,488

Discount rate	Growth rate
	3.15%	3.40%	3.65%
12.20%	COP 2,774,994	COP 2,803,464	COP 2,833,601

Banking Guatemala

Growth rate	Discount rate
	11.85%	11.60%	11.35%
5.30%	COP 2,096,380	COP 2,187,604	COP 2,286,466

Discount rate	Growth rate
	5.05%	5.30%	5.55%
11.60%	COP 2,150,867	COP 2,187,604	COP 2,227,376

As of December 31, 2015

Banking Panamá

Corporate banking

Growth rate	Discount rate
	11.60%	11.40%	11.20%
5.20%	COP 4,378,598	COP 4,530,538	COP 4,692,729

Discount rate	Growth rate
	4.90%	5.20%	5.40%
11.40%	COP 4,426,517	COP 4,530,538	COP 4,643,317

Small business banking

Growth rate	Discount rate
	11.60%	11.40%	11.20%
5.20%	COP 3,231,340	COP 3,341,235	COP 3,458,518

Discount rate	Growth rate
	4.90%	5.20%	5.40%
11.40%	COP 3,266,133	COP 3,341,235	COP 3,422,655

Banking El Salvador

Corporate Banking

Discount rate	Growth rate
	(0.39%)	0.00%	0.59%
12.30%	COP 1,140,004	COP 1,151,278	COP 1,170,065
13.28%	COP 1,079,885	COP 1,088,903	COP 1,103,933
14.26%	COP 1,027,282	COP 1,034,797	COP 1,046,819

Consumer Banking

Discount rate	Growth rate
	0.00%	1.00%	2.00%
12.30%	COP 2,946,107	COP 2,975,238	COP 3,023,789
13.28%	COP 2,790,743	COP 2,814,045	COP 2,852,888
14.26%	COP 2,654,797	COP 2,674,218	COP 2,705,291

Mortgage Banking

Discount rate	Growth rate
	(0.39%)	0.00%	0.59%
12.30%	COP 556,237	COP 561,735	COP 570,903
13.28%	COP 526,903	COP 531,304	COP 538,637
14.26%	COP 501,236	COP 504,904	COP 510,769

The Bank considers goodwill as an asset with indefinite useful life.

NOTE 9. PREMISES AND EQUIPMENT, NET

As of December 31, 2016 and 2015 the premises and equipment consisted of the following:

As of December 31, 2016

Premises and equipment	Balance at January 1, 2016	Roll - forward						Balance at December 31, 2016
		Acquisitions	Transfers	Expenses - depreciation	Disposals	Assets classified as held for sale	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	355,907	-	-	-	(8,692)	-	(12,716)	334,499
Construction in progress
Cost	61,322	34,428	-	-	(59,873)	(766)	(2,228)	32,883
Buildings
Cost	1,185,109	88,506	-	-	(43,997)	(24,293)	(20,029)	1,185,296
Accumulated depreciation	(269,316)	(54)	-	(31,007)	16,942	13,569	10,466	(259,400)
Furniture and fixtures
Cost	531,176	74,117	2,029	-	(19,962)	-	(14,661)	572,699
Accumulated depreciation	(270,193)	(1,243)	(866)	(43,150)	7,176	-	7,545	(300,371)
Computer equipment
Cost	761,961	92,723	2,348	-	(120,241)	(3,309)	(16,018)	717,464
Accumulated depreciation	(484,520)	(1,338)	(606)	(89,771)	83,763	2,864	12,269	(477,339)
Vehicles
Cost	1,240,211	682,070	146	-	(278,175)	(185,937)	3,313	1,461,628
Accumulated depreciation	(342,606)	(134)	(20)	(141,290)	9,889	89,872	(3,202)	(387,491)
Airplane
Cost	63,619	-	-	-	-	-	(3,005)	60,614
Accumulated depreciation	(4,126)	-	-	(2,336)	-	-	235	(6,227)
Ongoing Imports
Cost	21,192	59,777	-	-	(54,598)	-	(24,442)	1,929
Leasehold improvements
Cost	283,666	23,055	-	-	(43,640)	-	(14,723)	248,358
Accumulated depreciation	(81,136)	-	-	(21,704)	31,598	-	2,757	(68,485)
Total premises and equipment - cost	4,504,163	1,054,676	4,523	-	(629,178)	(214,305)	(104,509)	4,615,370
Total premises and equipment - accumulated depreciation	(1,451,897)	(2,769)	(1,492)	(329,258)	149,368	106,305	30,070	(1,499,673)
Total premises and equipment, net	3,052,266	1,051,907	3,031	(329,258)	(479,810)	(108,000)	(74,439)	3,115,697

As of December 31, 2015

Premises and equipment	Balance at January 1, 2015	Roll - forward						Balance at December 31, 2015
		Acquisitions	Expenses - depreciation	Disposals	Acquisitions through business combination (1)	Assets classified as held for sale (2)	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	253,467	29,330	-	(9,526)	48,852	-	33,784	355,907
Construction in progress
Cost	2,285	52,559	-	(1,372)	144	-	7,706	61,322
Buildings
Cost	1,023,019	11,336	-	(21,870)	75,695	-	96,929	1,185,109
Accumulated depreciation	(194,275)	-	(34,299)	5,795	-	-	(46,537)	(269,316)
Furniture and fixtures
Cost	466,485	48,048	-	(38,770)	13,057	(327)	42,683	531,176
Accumulated depreciation	(199,928)	(3,970)	(36,323)	5,770	(5,249)	201	(30,694)	(270,193)
Computer equipment
Cost	569,808	143,846	-	(38,590)	24,675	(12,877)	75,099	761,961
Accumulated depreciation	(358,943)	(8,867)	(84,162)	30,255	(11,613)	7,410	(58,600)	(484,520)
Vehicles
Cost	1,065,853	373,524	-	(94,574)	1,546	(133,143)	27,005	1,240,211
Accumulated depreciation	(312,702)	(382)	(130,753)	44,231	(696)	65,290	(7,594)	(342,606)
Airplane
Cost	48,328	-	-	-	-	-	15,291	63,619
Accumulated depreciation	(1,296)	-	(2,111)	-	-	-	(719)	(4,126)
Ongoing Imports
Cost	49,678	1,406	-	(29,892)	-	-	-	21,192
Leasehold improvements
Cost	122,154	117,645	-	(2,798)	11,711	(105)	35,059	283,666
Accumulated depreciation	(61,444)	-	(19,041)	775	-	-	(1,426)	(81,136)
Total premises and equipment - cost	3,601,077	777,694	-	(237,392)	175,680	(146,452)	333,556	4,504,163
Total premises and equipment - accumulated depreciation	(1,128,588)	(13,219)	(306,689)	86,826	(17,558)	72,901	(144,851)	(1,451,897)
Total premises and equipment, net (3)	2,472,489	764,475	(306,689)	(150,566)	158,122	(73,551)	188,705	3,052,266

(1)	Premises and equipment classified in this category relate to the acquisition of Grupo Agromercantil Holding S.A. For further information see Note 8 Goodwill and Intangible assets, net.
(2)	Corresponds to Compañía de Financiamiento Tuya S.A. For further information see Note 30 Discontinued Operations.
(3)	The Group previously classified land and buildings that were acquired through foreclosure of loans with net carrying amount of 189,296 as of December 31, 2015 in property and equipment. At December 31, 2016 and 2015, such assets were reclassified to other assets as they are intended for immediately sale or disposition.

As of December 31, 2016 and 2015, there were no contractual commitments for the purchase of premises and equipment, or premises and equipment pledged as collateral.

As of December 31, 2016 and 2015, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

NOTE 10. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2016	December 31, 2015
In millions of COP
Balance at the beginning of the year	1,505,046	1,114,180
Acquisitions	29,034	244,730
Sales/Write-offs	(72,682)	(4,040)
Classified to Assets held for sale	(29,008)	-
Profits on valuation (1)	149,299	150,176
Balance at the end of the period(2)	1,581,689	1,505,046

(1)	See note 24.4. Other operating income.
(2)	Between December 31, 2015 and December 31, 2016 there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 29 Fair value of assets and liabilities.

During 2014, the Bank recognized COP 56,235 in the consolidated statement of income related with the profit or loss on valuation of investment properties.

The valuation adjustments recorded by the Bank's related to its investment properties are detailed below:

As of December 31, 2016

Type of asset	Balance at the beginning of the year	Appraisals	Net increase (decrease) in investment properties	Classified to assets held for sale	Adjusted fair value at the end of the year (1)
In millions of COP
Buildings	1,275,566	52,543	27,608	-	1,355,717
Lands	229,480	96,756	(71,256)	(29,008)	225,972
Total	1,505,046	149,299	(43,648)	(29,008)	1,581,689

As of December 31, 2015

Type of asset	Balance at the beginning of the year	Appraisals	Net increase in investment properties	Classified to assets held for sale	Adjusted fair value at the end of the year (1)
In millions of COP
Buildings	949,413	94,810	231,343	-	1,275,566
Lands	164,767	55,366	9,347	-	229,480
Total	1,114,180	150,176	240,690	-	1,505,046

(1)	Corresponds to the change in the commercial appraisal of real estate due to the change in the Colombian consumer price index (“IPC”).

Amounts recognized in the statement of income for the period

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of COP
Income from rentals	66,838	89,389	79,237
Operating expenses due to:
Investment properties that generated income through rentals	21,254	11,693	9,320
Investment properties that did not generate income through rentals	2,495	2,539	823

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2016 and December 31, 2015, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumptions such as: discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these investment properties, the greater and best use of these investment properties is their present use. For further information about measurements techniques and inputs used by consulting companies, please see Note 29 Fair Value of assets and liabilities.

As of December 31, 2016 and 2015, the Bank does not have investment properties held under financial leases.

NOTE 11. INCOME TAX

The income tax is recognized in each country where the Bank has operations, in accordance with the tax regulations in force in each of the jurisdictions.

The deferred tax asset and liability is recognized based on the temporary differences arising from the future estimate of tax and accounting effects attributable to differences between assets and liabilities in the Financial Statements and its tax base.

In order to adequately comply with tax obligations on a timely basis, the Bank constantly analyzes and interprets current tax legislation that is applicable to its operations.

11.1.	Components recognized in the Income Statement for the period:

	2016	2015	2014
	In millions of COP
Current tax
Fiscal year	813,355	346,556	457,338
Previous fiscal years	2,519	6,159	10,061
Total current tax	815,874	352,715	467,399
Deferred tax
Fiscal year	360,958	296,535	270,277
Total deferred tax	360,958	296,535	270,277
Total tax	1,176,832	649,250	737,676

11.2.	Components recognized in Other Comprehensive Income (OCI)

December 31, 2016
In millions of COP
	Amount before taxes	Expenses or benefit per tax	Net taxes
Net profit (loss) by financial instruments measured at fair value	208,276	24,341	232,617
Remeasurement loss related to defined benefit liability	626	(10,966)	(10,340)
Net	208,902	13,375	222,277

See Other Comprehensive Income

December 31, 2015
In millions of COP
	Amount before taxes	Expenses or benefit per tax	Net taxes
Net profit (loss) by financial instruments measured at fair value	128,271	9,052	137,323
Remeasurement loss related to defined benefit liability	(59,434)	9,312	(50,122)
Net	68,837	18,364	87,201

See Other Comprehensive Income

December 31, 2014
In millions of COP
	Amount before taxes	Expenses or benefit per tax	Net taxes
Net profit (loss) by financial instruments measured at fair value	(120,627)	(3,110)	(123,737)
Remeasurement loss related to defined benefit liability	(27,297)	6,407	(20,890)
Net	(147,924)	3,297	(144,627)

See Other Comprehensive Income

11.3.	Other disclosures

11.3.1.	Explanation of applicable rates

The following are nominal rates of the income tax in each of the countries where the Bank has operations that are subject to income tax:

Companies domiciled in Colombia

Income tax and Equity Tax (CREE) were applied at the following rates for 2016, 2015 and 2014 in accordance with Law 1739 of 2014:

	2016	2015	2014
Income	25%	25%	25%
CREE	9%	9%	9%
Surcharge	6%	5%	-
Total	40%	39%	34%

Companies domiciled in other countries

		2014	2015	2016	2017	2018	As from 2019
Companies from Perú	Income	30%	28%	28%	29,5%	29,5%	29,5%
Companies from Panama	Income	25%	25%	25%	25%	25%	25%
Companies from Salvador	Income	30%	30%	30%	30%	30%	30%
Companies from Guatemala	Income	25%	25%	25%	25%	25%	25%

11.3.2.	Amount of temporary differences in subsidiaries, branches, associates on which no charged deferred tax has been recognized

	December 31, 2016	December 31, 2015
Temporary differences
Local Subsidiaries	(234,975)	(375,957)
Foreign Subsidiaries	(4,547,623)	(1,925,942)

In accordance with IAS 12, no deferred tax was recognized due to the fact that management are able to control the future time when those differences are reverted, and that this is not expected to take place in the foreseeable future.

11.3.3.	Temporary differences to December 31, 2016

-	The net deferred tax assets and liabilities by company is as follows

Company	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2015
	Deferred tax asset	Deferred tax liability	Deferred tax asset	Deferred tax liability
Arrendadora Financiera S.A.	-	(87)	128	-
Arrendamiento Operativo CIB S.A.C.	370	-	4,252	-
Bagrícola Costa Rica S.A.	68	-	48	-
Grupo Agromercantil Holding	-	(38,622)	-	(83,292)
Banagricola S.A.		-	-	(5,326)
Banca de Inversión Bancolombia S.A.	-	(99,504)	1,356	-
Banco Agrícola S.A.	43,594	-	40,239	-
Bancolombia S.A.	-	(1,152,726)	-	(705,176)
Banistmo S.A. y Filiales	166,421	-	114,594
BIBA Inmobiliaria S.A.S.	-	(10)	-	-
Fideicomiso “Lote Abelardo Castro”	-	(171)	-	(372)
Fiduciaria Bancolombia S.A.	6,483	-	4,883	-
FiduPerú S.A Sociedad Fiduciaria	165	-	-	-
Inversiones CFNS S.A.S.	-	(1,042)	-	(717)
Inversiones Financieras Banco Agricola S.A.		-	-	(19,144)
Lesasing Bancolombia S.A.		-	4,040	-
Renting Colombia S.A.S.	-	(19,753)	-	(8,893)
Transportempo S.A.S	285	-	-	(4,456)
Valores Bancolombia S.A.	5,476	-	942	-
Valores Simesa S.A.	-	(13,439)	-	(7,016)
Net deferred tax	222,862	(1,325,354)	170,482	(834,392)

Deferred tax summary in Balance accounts	December 31, 2015	With effects on the statement of income	With OCI effects	Reclassifications	Eliminations	December 31, 2016

Deferred tax asset	791,079	(108,135)	10,966	69,642	(5,678)	757,874
Deferred tax liability	(1,454,989)	(346,794)	(24,341)	(35,674)	832	(1,860,366)
Net deferred tax	(663,910)	(454,929)	(13,375)	34,568	(4,846)	(1,102,492)

With effects on the statement of income

	December 31, 2015	Realization	Increase	December 31, 2016
Deferred tax asset:
Property and equipment	35,615	16,603	709	19,721
Employee benefits	146,116	15,356	21,310	152,070
Municipal tax liabilities	9,528	386	7,243	16,385
Impairment evaluation	126,651	25,384	150,914	252,181
Offset of tax credits	120,060	89,037	371	31,394
Financial obligations	174,439	131,496	17,024	59,967
Investment valuation	75,544	68,714	16	6,846
Goods received as payment	50,097	1,499	70,297	118,894
Other deductions	35,371	4,590	41,010	71,792
Total deferred tax asset	773,421	353,065	308,894	729,250

	December 31, 2015	Realization	Increase	December 31, 2016
Deferred tax liability:
Property and equipment	(285,236)	162,570	107,536	(230,202)
Leasing re-expression	(245,440)	108,423	142,716	(279,733)
Impairment evaluation	(138,161)	4,855	92,329	(225,635)
Equity securities valuation	(46,631)	9,301	116,556	(153,886)
Derivatives valuation	(187,231)	62,857	363	(124,737)
Goodwill	(260,789)	22,932	349,237	(587,094)
Goods received as payment	(21,994)	3,825	6,991	(25,160)
Other deductions	(198,164)	71,508	11,579	(138,235)
Total deferred tax liability	(1,383,646)	446,271	827,307	(1,764,682)

Impact on Other Comprehensive Income

	December 31, 2015	Realization	Increase	December 31, 2016
Deferred tax asset
Employee benefits	17,658	123	11,089	28,624
Total deferred tax asset	17,658	123	11,089	28,624

	December 31, 2015	Realization	Increase	December 31, 2016
Deferred tax liability
Debt securities valuation	(1,468)	1,429	-	(39)
Investment valuation	(69,875)	-	25,770	(95,645)
Total deferred tax liability	(71,343)	1,429	25,770	(95,684)

11.3.4.	Future consequences of dividends from local subsidiaries

According to the historical behavior of dividends and current tax regulations, they would not be taxed in the event that the Parent Company receives dividends from its local subsidiaries.

11.3.5	Conciliation of the effective tax rate

Conciliation of the tax rate	2016	2015	2014
Accounting earnings	3,968,282	3,235,635	3,104,594
Tax applicable to the nominal rate	1,587,313	1,261,898	1,055,562
Non-deductible expenses for determining taxable profit (loss)	255,435	290,291	146,282
Accounting and not fiscal expenses (income) for determining taxable profit (loss)	(217,056)	(822,513)	(119,202)
Differences in tax bases	(348,985)	(149,502)	(235,530)
Tax and not accounting expenses (income) for determining taxable profit (loss)	23,381	352,543	354,750
Revenues from ordinary activities exempt from taxation	(121,917)	(172,466)	(168,047)
Income from ordinary activities not constituting income or occasional earnings from taxation	(111,027)	(66,459)	(103,938)
Other fiscal deductions	(127,406)	(171,053)	(216,569)
Foreign profits taxed at other rates	72,144	99,398	71,614
Other effects of the tax rate from reconciling accounting earnings and tax expenses (income)	164,950	27,113	(47,246)
Total Tax	1,176,832	649,250	737,676

Discontinued operations

	2016	2015	2014
Earnings before taxes	266,072	21,446	99,852
Total income and CREE taxes	(2,961)	21,635	26,157
Total deferred tax	(99,614)	(22,702)	10,828
Total tax	(102,575)	(1,067)	36,985
Net profit of discontinued operations	163,497	22,513	62,867

11.4.	Potential consequences on the payment of dividends

If the Parent Company, or any of its subsidiaries, distributes dividends, these would be subject to the tax regulations of each of the countries where they are enacted.

11.5.	Tax contingent liabilities and assets

Having analyzed the tax positions taken in the returns subject to review by the tax authorities, the Bank has not identified income tax repercussions that must be revealed here with respect to the Financial Statements at December 31, 2016.

11.6.	Fiscal credits

The following is the detail of the Tax loss carryforward and excesses of presumptive income on net income in the group entities, which have not been used up to December 31, 2016.

Base	Tax deferred asset recognized
In millions of COP
94,020	31,023

11.7.	Tax regulations applicable to current and deferred taxes for fiscal years 2015 and 2016.

11.7.1.	Companies domiciled in Colombia

Current tax

In general terms, the tax regulations applicable to current taxes relate to those in force and applicable prior to Law 1819 of 2016, which include the following, among others:

a)	Current tax is calculated based on the accounting information prepared using the regulations set out in Decrees 2649 and 2650 of 1993, the technical rules established by the Financial Supervisors in Colombia that are in force and applicable at December 31, 2014.

b)	Income tax and Equity Tax (CREE) rates are established in Law 1607 of 2012 and Law 1739 of 2014 (see point 11.3.1.)

c)	Occasional earnings are handled separately from ordinary income and taxed at a rate of 10%.

d)	The base for determining the ordinary income tax cannot be under three percent (3%) of liquid assets on the last day of the previous fiscal year.

e)	Bancolombia is required to file a report on transfer prices and to prepare supporting documentation regarding the operations carried out with related or associated parties abroad and those in tax havens.

Supported by economic studies and documentation supporting previous years, it is considered that it is not required the additional provision of income tax and Equity Tax (CREE). The study and the transfer prices declaration of taxable year 2016, there is the formal obligation to submit them in 2017.

f)	Articles 147 and 189 of the Fiscal Statute stipulate that tax loss carryforwards and presumed net income surpluses may be offset in subsequent periods, although the latter must be offset within the five (5) following years.

Deferred Tax

Deferred tax at December 31, 2016 was calculated taking into account the tax rules established by Law 1819 of 2016 with respect to the tax bases and applicable rates in the future, when the temporary differences are expected to be reverted.

Main impacts of the tax reform - Law 1819 of December 29, 2016

The enactment of Law 1819 of 2016 modifies aspects such as the following: tax base, tax rates, adoption of some of the OECD “BEPS” actions, the transition to International Financial Reporting Standards (IFRS) is brought forward and dividends are taxed, among other provisions.

The main impacts are seen in:

a)	The current tax base starting in the 2017 tax year will be established by the new accounting regulatory frameworks in force in Colombia, with certain reconciliations.

b)	The Equity Tax (CREE) is eliminated and only income and supplementary taxes remain.

c)	The income and supplementary tax rates are modified starting in the 2017 tax year, as follows:

Income tax and supplementary taxes
	2017	2018	2019 and subsequent years
Income	34%	33%	33%
Surcharge	6%	4%	0%
Total rate	40%	37%	33%

d)	The income from the new finance lease contracts (residencial leases) are taxed at the 9% rate.

e)	Goodwill originating as from 2017 will not be tax-deductible.

f)	Preferred shares will have the same treatment as financial liabilities for the issuer's tax purposes. The treatment will be the same as financial assets for the holder. This treatment will not be applicable to listed shares that do not comply with the rest of the requirements established by Article 33-3 of the Fiscal Statute.

g)	VAT on sales of capital goods may be deducted from income.

h)	Occasional earnings are handled separately from ordinary income and taxed at a rate of 10%.

i)	The base for determining the ordinary income tax cannot be under three and a half percent (3.5%) of liquid assets on the last day of the immediately preceding fiscal year.

j)	Tax loss carryforwards may be offset against net ordinary income obtained over the subsequent 12 tax periods. Presumed income surpluses over net income may continue to be offset over the subsequent five (5) years.

k)	The tax treatment of finance leases means that the sum recorded as a liability by the lessee coincides with the amount recognized by the lesser as a lease asset. Finance leases or leases with purchase options and operating leases concluded before Law 1819 of 2016 enters into force will maintain the tax treatment in place at the time they are concluded.

l)	The information to be disclosed in the informational transfer pricing report and supplementary documentation regarding operations with foreign associated and related parties or those in tax havens is expanded and there is now an obligation to report: Master report, local report, country-by country report, rules for applying transfer price methods.

m)	A dividend tax was created, which will be collected by at-source withholdings at the time they are paid out. This new tax applies to dividends distributed based on earnings obtained starting in the 2017 tax year.

The rates for non-residents of Colombia are:

•	5% if the distributed dividends relate to earnings taxed at the parent company (notwithstanding the application of any double taxation treaty signed by Colombia).

•	35% if the distributed dividends relate to earnings not taxed at the Parent Company. A further 5% will be applied to the difference to be distributed (for a total of 38.25%). The above is notwithstanding the application of double taxation treaties signed by Colombia.

The rates for residents of Colombia are:

•	The at-source withholding rate for domestic companies continues to be 20% when the dividends are distributed against taxed earnings.

•	The tax will be as follows for natural persons:

−	Between 0%, 5% and 10% if the dividends are distributed against earnings taxed at the parent company.

−	35% if the dividends are distributed against earnings not taxed at the parent company. A further 5% will be applied to the difference to be distributed (for a total of 38.25%).

11.7.2.	Companies domiciled in other countries

a)	Subsidiaries established in the Republic of Panama pay an income tax on the earnings obtained in Panama at a rate of 25%. According to the tax regulations in force in the country, earnings on foreign transactions, interests earned on term deposits in local banks, Government of Panama debt securities and investments in securities listed on the Stock Exchange are exempt from the payment of income tax.

b)	Subsidiaries located in the Cayman Islands pay income tax when the earnings are from transactions considered to be from a domestic source.

c)	For companies located in Guatemala; in accordance with Book I, Income Tax of Decree No. 10-2012 of the Congress of the Republic of Guatemala, published on March 5, 2012, from January 1, 2013, the Bank adopted the profit regime of lucrative activities that sets a tax rate of 25% for the year 2015 and following periods. Additionally, the income from capital and capital earnings are charged with a tax rate of 10%, and the distribution of dividends, earnings and profits is charged with a tax rate of 5%.

Likewise, it is also possible for some companies to adopt the optional simplified regime of income from lucrative activities for the determination of the income tax, which sets a tax rate of 5% on the monthly taxable income up to GTQ $30,000 plus 7% upon the remainder of the monthly taxable income over this amount, considering as taxable income the total income affected.

d)	In El Salvador, the income tax is determined applying the rate of 30% to the taxable income, with the exception of entities with taxable income equal or less that USD 150, which pay 25%, under the Income Tax Act of El Salvador, contained in Legislative Decree No. 134 of 1991, which is effective since January 1, 1992.

All income received or accrued by the taxpayer from activities carried out within national territory and abroad is taken into account for the purposes of calculating taxable income, in accordance with the nature and scope of the law.

Dividends are excluded from the income tax calculation, but are subject to a 5% tax rate when paid or credited to its shareholders.

Net capital gains are subject to 10% tax, except earnings from the sale of an asset within twelve months after acquisition will be included in taxable income.

e)	In accordance to the law governing the International Banking Center of Puerto Rico, they are exempt from taxes on income, property and municipal taxes, provided that the income derives from international banking activities.

f)	For companies based in Peru, the Peruvian tax system is governed by the principles of legal reservation and equality and respect of fundamental individual rights. The Constitution consecrates the principle of non-confiscatory taxation and also guarantees the right to tax reservation. The main taxes in Peru are levied on income, production and consumption, the circulation of money and wealth. Contributions must also be made to the Social Security Health System and the National Pension System.

Direct taxes are represented by income tax, temporary tax on net assets and the tax on financial transactions. Income tax is levied on net income and is calculated on an annual basis without any exception whatsoever.

According to Legislative Decree 1261, published on December 10, 2016, starting in 2017 the income tax rate will change to 29.5%. This legislation repeals the preceding regulation that established a progressive decline in the rate from 30% to 26%, between 2015 and 2019 respectively.

NOTE 12. ASSETS HELD FOR SALE AND INVENTORIES

The breakdown of inventories and assets held for sale of the Bank is as follows:

Assets held for sale and inventories	December 31, 2016	December 31, 2015
In millions of COP
Inventories	140,137	76,543
Assets held for sale	133,050	53,286
Assets related to discontinued operations (1)	-	1,820,979
Total inventories and assets held for sale	273,187	1,950,808

(1)	This assets corresponded to Compañía de Financiación Tuya S.A, which was sold in October of 2016. See Note 30. Discontinued operations.

12.1	Inventories

Due to the nature of the financial services provided by some subsidiaries of the Bank, when assets provided through operating or financial leases to third parties that do not exercise the purchase option or do not have a purchase option, once the agreement expires those assets are recorded as inventories, considering that in the course of the ordinary activities performed by such subsidiaries, those assets are routinely sold.

The Bank's inventories at December 31, 2016 and 2015, are summarized as follows:

Inventories	December 31, 2016	December 31, 2015
In millions of COP
Lands and buildings	90,166	63,631
Vehicles	50,843	15,223
Machinery	11,045	12,577
Total inventory cost	152,054	91,431
Impairment	(11,917)	(14,888)
Total inventories	140,137	76,543

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2016 and 2015.

12.2	Assets held for sale

The assets recognized by the Bank as assets held for sale correspond to machinery, equipment, motor vehicles, technology, and investment property, among others that have been received as foreclosed assets.

The Bank's assets held for sale have a current plan to sale, which contains the details of the selling price allocation and the advertising and marketing plan of the assets. Furthermore, the plan specifies the conditions to proceed with the selling process, consisting of an offer made by the customer and then, the Management's approval to perform the sale.

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2016

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Others Segment	Total
In millions of COP
Machinery and equipment	3,726	2,361	-	24	3,355	9,466
Cost	3,871	2,671	-	26	3,355	9,923
Impairment	(145)	(310)	-	(2)	-	(457)
Real estate for residential purposes	3,862	15,036	1,096	677	-	20,671
Cost	4,031	15,160	1,114	825	-	21,130
Impairment	(169)	(124)	(18)	(148)	-	(459)
Real estate different from residential properties	28,587	2,093	-	185	72,048	102,913
Cost	29,861	2,093	-	185	72,048	104,187
Impairment	(1,274)	-	-	-	-	(1,274)
Total assets held for sale	36,175	19,490	1,096	886	75,403	133,050

As of December 31, 2015

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala (1)	Other Segments	Total
In millions of COP
Machinery and equipment	7,527	1,776	-	-	14,188	23,491
Cost	7,818	1,859	-	-	14,928	24,605
Impairment	(291)	(83)	-	-	(741)	(1,115)
Real estate for residential purposes	1,880	10,129	5,785	4,124	-	21,918
Cost	2,032	10,290	5,967	4,124	-	22,413
Impairment	(152)	(161)	(182)	-	-	(495)
Real estate different from residential properties	166	6,793	-	918	-	7,877
Cost	175	6,857	-	918	-	7,950
Impairment	(9)	(64)	-	-	-	(73)
Total assets held for sale	9,573	18,698	5,785	5,042	14,188	53,286

(1)	Relates to the acquisition of Grupo Agromercantil Holding S.A For further information see Note 8 Goodwill and intangible assets, net.

Assets held for sale had an impairment amounting COP 2.190 and COP 1.683 as of December 31, 2016 and December 31, 2015, respectively. The aforementioned impairment was mainly due to transactions with a sale price below the carrying value of assets less the estimated costs to sell.

NOTE 13. OTHER ASSETS

As of December 31, 2016 and 2015 the Bank’s other assets consist of:

Other Assets	December 31, 2016	December 31, 2015
In millions of COP
Tax advance	581,152	899,485
Other receivables(1)	480,255	414,544
Marketable and non-marketable for sale assets (3)	337,243	189,296
Prepaid expenses	310,759	292,416
Assets pledged as collateral	171,561	325,458
Interbank Borrowings not classified as cash equivalents	159,398	386,367
Receivable Sales of goods and service	137,248	97,016
Receivables related to abandoned private accounts (2)	110,944	-
Commission for letters of credit	94,835	110,549
Advances to asset purchases	94,150	-
Commission receivables	72,002	73,528
Balance in credit card clearning house	63,018	61,251
Operating leases	39,150	42,200
Debtors	18,911	14,876
Interest receivable	8,794	10,818
Taxes Receivable	4,474	33,786
Others	100,838	87,363
Allowance Others	(33,849)	(12,981)
Total (3)	2,750,883	3,025,971

(1)	Mainly comprised of insurance claims and cash short and over.
(2)	The item corresponds to receivables related to the application of the Colombian Law 1777 of February 1, 2016, which establishes that entities holding accounts deemed abandoned must transfer the related amounts to a fund constituted and regulated by the Icetex (Governmental entity responsible for promoting high quality education in Colombia).
(3)	As of December 31, 2015, the Group reclassified from property and equipment, with net carrying amount of 189,296, certain land and building acquired through foreclosure (see Note 9).

As of December 31, 2015, Compañía de financiamiento Tuya S.A. had COP 47,521 in other assets that are classified as a discontinued operation.

NOTE 14. DEPOSITS FROM COSTUMERS

The detail of the deposits as of December 31, 2016 and 2015 is as follows:

Deposits	December 31, 2016	December 31, 2015
In millions of COP
Saving accounts	48,693,702	47,813,680
Time deposits	52,673,385	48,713,789
Checking accounts	21,443,002	23,646,578
Other deposits	1,813,922	1,627,981
Total (1)	124,624,011	121,802,028

(1)	As of December 31, 2015, Tuya was considered as assets held for sale, and the related deposits amounted to COP 1,266,305.

The following table details the time deposits (‘CDT’) issued by the Bank:

CDT	Effective interest rate		December 31, 2016
Modality	Minimum	Maximum	Carrying value	Fair value
In millions of COP
Less than 6 Months	0.01%	8.86%	10,495,536	10,458,936
Equal to 6 months and less than 12 months	0.20%	9.63%	7,612,216	7,629,195
Equal to 12 months and less than 18 months	0.01%	10.01%	5,345,522	5,391,407
Equal to or greater than 18 months	0.01%	18.29%	29,220,111	29,666,246
Total			52,673,385	53,145,784

CDT	Effective interest rate		December 31, 2015
Modality	Minimum	Maximum	Carrying value	Fair value
In millions of COP
Less than 6 Months	0.05%	7.09%	10,383,845	10,324,971
Equal to 6 months and less than 12 months	0.10%	8.91%	8,196,680	8,160,973
Equal to 12 months and less than 18 months	0.10%	9.34%	6,037,867	6,031,437
Equal to or greater than 18 months	0.03%	13.09%	24,095,397	24,136,462
Total			48,713,789	48,653,843

The detail of CDT’s issued by the Bank by maturity is as follows:

December 31, 2016
Period	Carrying value	Fair value
In millions of COP
Less than one year	34,442,445	34,626,003
1 to 3 years	10,698,266	10,815,760
3 to 5 years	5,401,074	5,505,403
More than 5 years	2,131,600	2,198,618
Total	52,673,385	53,145,784

December 31, 2015
Period	Carrying value	Fair value
In millions of COP
Less than one year	34,353,150	34,256,206
1 to 3 years	9,287,774	9,326,760
3 to 5 years	2,918,071	2,937,748
More than 5 years	2,154,794	2,133,129
Total	48,713,789	48,653,843

NOTE 15. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in the statement of financial position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2016	December 31, 2015

In millions of COP
Interbank Deposits
Interbank liabilities	341,856	400,062
Total interbank	341,856	400,062
Repurchase agreements and other similar secured borrowing
Short selling operations	880,705	699,367
Temporary transfer of securities	918,470	266,798
Repurchase agreements	124,835	266,291
Total Repurchase agreements and other similar secured borrowing (1)	1,924,010	1,232,456
Total money market transactions	2,265,866	1,632,518

(1)	Total repo liabilities have maturities of less than 30 days.

Offsetting of Repurchase and Resale Agreements

For the Bank and its Colombian subsidiaries, substantially all of repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty. However, the local law for certain jurisdictions outside of Colombia is unclear to determine the enforceability of offsetting rights.

The Bank does not offset repurchase and resale transactions with the same counterparty on the consolidated statement of financial position.

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2016 and 2015:

As of December 31, 2016

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	2,643,707	-	2,643,707	(2,643,707)	-
Securities sold under repurchase agreements	(1,924,010)	-	(1,924,010)	1,924,010	-
Total repurchase and resale agreements	719,697	-	719,697	(719,697)	-

(1)	The amount includes those presented as cash and cash equivalents and those presented as other assets.

As of December 31, 2015

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements	3,303,231	-	3,303,231	(2,931,266)	371,965
Securities sold under repurchase agreements (1)	(533,089)	-	(533,089)	533,089	-
Total repurchase and resale agreements	2,770,142	-	2,770,142	(2,398,177)	371,965

(1)	As of December 31, 2015, short-sell operations amounted to COP 699,367, these are not offset in the table above.

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 16. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2016 and 2015, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2016	December 31, 2015
In millions of COP
Obligations granted by domestic banks	5,616,934	5,634,692
Obligations granted by foreign banks (1)	13,288,909	14,086,492
Total	18,905,843	19,721,184

(1)	The Bank has recognized a financial liability with BAM Financial Corporation (BFC) amounting to USD 251.5 million as of December 31, 2016 and USD 271.5 million as of December 31, 2015, due to its obligation to pay cash in the future to purchase the non-controlling shares of Grupo Agromercantil Holding. For further information see Note 8 Goodwill and intangible assets, net.

Obligations granted by domestic banks

As of December 31, 2016

Financial entity	Rate Maximum	Rate Minimum	December 31, 2016
In millions of COP
Financiera de Desarrollo Territorial (Findeter)	12.77%	1.29%	2,404,521
Banco De Comercio Exterior De Colombia (Bancoldex)	12.48%	0.06%	1,591,035
Fondo Para El Financiamiento Del Sector Agropecuario (Finagro)	12.38%	1.39%	642,775
Other private financial entities	11.86%	2.28%	978,603
Total			5,616,934

As of December 31, 2015

Financial entity	Rate Maximum	Rate Minimum	December 31, 2015
In millions of COP
Financiera de Desarrollo Territorial (Findeter)	11.70%	0.16%	1,953,996
Banco de Comercio Exterior de Colombia (Bancoldex)	10.47%	1.01%	1,248,294
Fondo para el Financiamiento del Sector Agropecuario (Finagro)	7.38%	0.27%	320,332
Other private financial entities	8.51%	3.46%	2,112,070
Total			5,634,692

The maturities of financial obligations with domestic banks as of December 31, 2016 and 2015, are the following:

Domestic	December 31, 2016	December 31, 2015
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	382,369	1,326,192
More than twelve months after the reporting period	5,234,565	4,308,500
Total	5,616,934	5,634,692

Obligations granted by foreign banks

As of December 31, 2016

Financial entity	Rate Maximum	Rate Minimum	December 31, 2016
In millions of COP
Financing with correspondent banks	9.71%	0.88%	12,129,817
Corporación Andina de Fomento (CAF)	4.04%	2.67%	745,086
Banco Latinoamericano de Comercio Exterior (Bladex)	3.83%	1.24%	278,392
Banco Interamericano de Desarrollo (BID)	3.96%	1.54%	135,614
Total			13,288,909

As of December 31, 2015

Financial entity	Rate Maximum	Rate Minimum	December 31, 2015
In millions of COP
Financing with correspondent banks	8.45%	0.13%	12,392,735
Corporación Andina de Fomento (CAF)	3.38%	1.89%	1,019,782
Banco Latinoamericano de Comercio Exterior (Bladex)	3.28%	0.60%	426,707
Banco Interamericano de Desarrollo (BID)	3.96%	3.30%	247,268
Total			14,086,492

The maturities of the financial obligations with foreign entities as of December 31 of 2016 and 2015 are the following:

Foreign	December 31, 2016	December 31, 2015
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	9,559,568	9,803,308
More than twelve months after the reporting period	3,729,341	4,283,184
Total	13,288,909	14,086,492

NOTE 17. DEBT SECURITIES IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2016

Issuer	Currency		Face value	Balance	Rate Range
Bancolombia S.A.(1)	Local	COP	5,458,619	5,562,900	5.49%-IPC(2) + 6.9%
Bancolombia S.A.	Foreign	USD	3,246,970	9,814,915	5.54%-7.84%
Banco Agrícola S.A.	Foreign	USD	530,000	1,581,348	4.25%-6.75%
Bancolombia Panamá S.A.	Foreign	USD	272,282	826,069	1.30%-2.65%
Grupo Agromercantil Holding S.A.	Foreign	USD	302,272	919,577	0.25%-7.25%
Total				18,704,809

(1)	The increased in the coupon rate is due to the liabilities assumed by the Parent Company as a result of the merger between Bancolombia S.A. and Leasing Bancolombia S.A. that took place in September 2016, for further information see Note 1. Reporting entity
(2)	Consumer price index.

As of December 31, 2015

Issuer	Currency		Face value	Balance	Rate Range
Bancolombia S.A.	Local	COP	4,134,297	2,813,865	5.19% - 6.99%
Bancolombia S.A.	Foreign	USD	3,246,970	10,290,398	4.95% - 14.18%
Leasing Bancolombia S.A.	Local	COP	2,455,982	2,474,308	5.5% - 10.90%
Banco Agrícola S.A.	Foreign	USD	513,981	1,610,198	4.00% - 6.75%
Renting Colombia S.A.S.	Local	COP	300,000	16,297	IPC (1) + 5.90%
Bancolombia Panamá S.A.	Foreign	USD	397,511	1,265,643	0.15% - 2.00%
Grupo Agromercantil Holding S.A.	Foreign	USD	306,450	965,156	0.25% - 7.25%
Total				19,435,865

(1)	Consumer price index

As of December 31, 2015 discontinued operation Tuya S.A. had bonds amounting to COP 150,032, see Note 30 discontinued operations.

The breakdown of the Bank securities in issue by maturity is as follows:

As of December 31, 2016

Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds (1)	-	-	495,614	1,875,068	2,370,682
Ordinary bonds	-	13	390,016	2,802,189	3,192,218
Foreign currency
Subordinated bonds (1)	6,816	-	912,760	6,807,909	7,727,485
Ordinary bonds	826,069	-	970,751	3,617,604	5,414,424
Total	832,885	13	2,769,141	15,102,770	18,704,809

As of December 31, 2015

Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds (1)	-	-	-	1,489,189	1,489,189
Ordinary bonds	-	313	938,808	2,876,160	3,815,281
Foreign currency
Subordinated bonds (1)	1,172,037	101,159	957,602	7,135,678	9,366,476
Ordinary bonds	-	37,878	1,002,490	3,724,551	4,764,919
Total	1,172,037	139,350	2,898,900	15,225,578	19,435,865

(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

The following is a schedule of the debt securities in issue by maturity:

Issuer	December 31, 2016	December 31, 2015
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	2,018,995	-
More than twelve months after the reporting period	16,685,814	19,435,865
Total	18,704,809	19,435,865

As of December 31, 2016 and 2015, there were no covenants linked to the aforementioned securities in issue, nor were any of these instruments past due by the Bank in relation to its financial obligations.

On December 5, 2016, Bancolombia S.A. completed the offering of ordinary bonds in an aggregate principal amount of COP 350,000 with a term of 7 years and a rate of IBR + 2.20% monthly (30/360). The bonds are referred to as Green Bonds because the proceeds from the offering will be used to finance sustainability projects to combat the climate changes, associated with renewable energies and sustainable constructions.

For information related with the disclosures of fair value of the debt securities in issued, see Note 29 fair value of assets and liabilities.

NOTE 18. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit plans:

Post-employment and long-term benefit plans	December 31, 2016	December 31, 2015
In millions of COP
Defined benefit pension plan	129,931	127,231
Severance obligation	51,289	52,209
Retirement Pension Premium Plan and Senior Management Pension Plan Premium	105,158	95,331
Other long term benefits	364,424	271,651
Post-employment and long-term benefit plans	650,802	546,422

Short-term employment benefit plans recognized in the statement of financial position in the line “other liabilities” consist of the following:

Other employment benefit plans	December 31, 2016	December 31, 2015
In millions of COP
Current severance obligation(1)	104,352	69,689
Other bonuses and short-term benefits	336,018	209,866
Other employment benefit plans	440,370	279,555

(1)	See severance obligation

These benefits include all types of payments that the Bank provides to its employees. The recognition of liabilities related to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by the actuaries related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

As of December 31, 2014, the amount recognized through Profit and Losses, due to benefit employee plans' current service cost and interest cost, was COP 55,354; on the other hand, COP 93,996 was recognized through other comprehensive income as a result of the net actuarial gain or loss due to change in assumptions, demographic experience and foreign currency translation effect.

Bonuses and short-term benefits

As of December 31, 2016 and 2015, the amounts of COP 336,018 and COP 209,866, respectively, were recognized by the Bank and its subsidiaries as bonuses related to private agreements in connection with the employees' variable compensation. The increase in other bonuses is mainly due to higher level of short term variable compensation recognized in 2016.

Post-employment benefits

Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2016 and 2015 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2016, 705 participants were covered by this plan, and as of December 2015, 731 participants.

For purposes of the projected assessment of the pension plan obligation, in the absence of a deep market of high quality corporate debt, the sovereign bond curve of the Colombian Government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the statement of income as “salaries and employee benefits”, and includes the interest costs and cost of current service.

Unfunded defined benefit pension plan of the Parent Company	2016	2015
In millions of COP
Present value of the obligation as of January 1	120,543	126,379
Interest cost	8,998	5,886
Benefits paid	(11,114)	(9,263)
Net actuarial (gain) / loss due to changes in demographic assumptions	514	(2,459)
Net actuarial (gain) / loss due to plan experience	4,341	-
Defined obligation, unfunded as of December 31	123,282	120,543

Panama

The pension plan for Banistmo and its subsidiaries provides defined benefits based on average salary paid during the most recent 120 months before retirement and years of service of certain employees entitled to receive the benefits. The pension benefit vests after 10 years of service. As of December 31, 2016 and 2015, there were 64 participants covered by the Plan (2 active participants, 31 participants with deferred benefits and 31 participants receiving benefits), and 67 participants respectively:

Unfunded defined benefit pension plan of Banistmo	2016	2015
In millions of COP
Present value of the obligation as of January 1	6,688	5,090
Current service cost	-	1
Interest cost	230	213
Actuarial (gain)/loss - experience	446	121
Actuarial (gain)/loss - financial assumptions	190	-
Benefits paid from plan assets	(584)	(346)
Foreign currency translation effect	(321)	1,609
Defined obligation, unfunded as of December 31	6,649	6,688

Severance obligation

Colombia

Under Colombian labor regulations, employees hired before 1990 are entitled to receive one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds (this scheme of employee benefits is known as the current severance obligation).. The Bank’s severance obligations relate to employees hired before 1990.

As of December 2016 and 2015, 725 and 828 participants respectively, were covered by this plan.

The balances recognized in the statement of financial position are listed below:

Defined benefit severance obligation plan	2016	2015
In millions of COP
Present value of the obligation as of January 1	52,209	4,998
Current cost of service	2,144	3,172
Interest cost	4,020	9,164
Benefits paid	(10,233)	(10,512)
Net actuarial (gain) / loss due to assumption changes and plan experience (1)	3,149	45,387
Defined obligation, unfunded as of December 31	51,289	52,209
Current severance regimen	104,352	69,689
Total	155,641	121,898

(1)	The amount recognized in 2015 in the line ‘net actuarial (gain) / loss due to assumption changes’ includes the accumulated adjustment related to actuarial modification in the methodology applied to advances in the severance plan, which was made by the Bank from December 31, 2015 onwards, and was considered by the management as a change in an accounting estimate.

Retirement Pension Premium Plan and Senior Management Pension Plan Premium

Colombia

Under Colombian labor regulations, employers and employees are entitled to negotiate compensation, other than the retirement benefit prescribed by law, by means of private agreements. The Bank’s employees participating in defined contribution plans are entitled to receive, on their retirement date, a one-time payment at the time based on the salary of the employee at their retirement date.

On the other hand, the Bank has established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date based on the number of years of service to the organization.

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2016 and 2015, there were 2,899 and 2,872 participants respectively, covered by the plan.

Additionally, employees of Banco Agrícola and its subsidiaries that were 50 years of age (45 for females) as of March 31, 2005 are entitled through a private agreement to receive one month of salary per year of service, net of the benefit established under Legislative Decree 592 in case of termination due to voluntary retirement. As of December 31, 2016 and 2015, there were 1 and 46 participants respectively, covered by the plan.

Guatemala

Grupo Agromercantil Holding has established a retirement pension plan for its employees. Under this plan, the employees are entitled to receive a lifetime payment of 50% of their monthly nominal wage, if they are 70 years old and have 30 years of service, or if they are 65 years old and have 40 years of service. On the other hand, the employees are entitled to receive a lifetime payment of 70% of their monthly nominal wage, if they are 70 years old and have 40 years of service, or they are 65 years old and have 45 years of service.

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan and Senior Management Pension Plan Premium	2016	2015
In millions of COP
Present value of the obligation as of January 1	95,331	77,790
Current service cost	10,597	11,763
Interest cost	7,211	4,854
Benefits paid	(14,933)	(1,611)
Net actuarial (gain) / loss due to assumption changes and plan experience	7,093	1,996
Foreign currency translation effect	(141)	539
Defined obligation, unfunded at the end of the year	105,158	95,331

Other long term benefits

In addition to legal benefits and the aforementioned post-employment benfits, the Bank grants to its employees other benefits based on the employees’ seniority:

Other long term benefits	2016	2015
In millions of COP
Present value of the obligation as of January 1	271,651	210,301
Current service cost	29,190	30,826
Interest cost	18,940	11,970
Benefits paid	(39,092)	(23,732)
Unfunded benefit obligation assumed for Grupo Agromercantil at December 30, 2015 (1)	-	9,250
Net actuarial (gain) / loss due to assumption changes and plan experience(1)	84,247	36,959
Liabilities relating to assets held for sale (2)	-	(8,312)
Foreign currency translation effect	(512)	4,389
Defined obligation, unfunded at the end of the year	364,424	271,651

(1)	As a result of the acquisition of control of Grupo Agromercantil Holding in 2015, the Bank assumed the obligations related to the termination indemnity plan of Banco Agromercantil de Guatemala, Consejería, Mantenimiento y Mensajería, Seguros Agromercantil (subsidiaries of Grupo Agromercantil Holding). See Note 8 Goodwill and intangible assets, net.
(2)	See Note 30. Discontinued operations

Plan Assets - Panama

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

Banistmo’s pension and post-retirement plan assets consider investments in fixed-term deposits and cash and due from banks, in order to reduce the investment risk. The plan assets are managed by a trustee (third party). Likewise, the assets allocation is periodically reviewed by Banistmo and, when necessary, adjusted according to the investment strategy. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3.

The expected return on assets assumption represents the long term rate of return based on analysis of historical returns, historical asset class volatilities and the fund’s past experience.

The components of the periodic net cost of the plans previously mentioned and the total of charges (credits) recognized in the consolidated statement of income are as follows:

Banistmo asset plan	December 31, 2016	December 31, 2015
In millions of COP
Employee pension plan	5,565	6,087
Total	5,565	6,087

The following table details the change in plan assets:

	2016	2015
In millions of COP
Fair value of assets as of January 1	6,087	4,030
Interest income on plan assets	209	224
Return on plan assets greater/(less) than discount rate	130	(133)
Plan participants’ contributions	-	999
Benefits paid	(584)	(346)
Foreign currency translation effect	(277)	1,313
Fair value assets at the end of the year	5,565	6,087

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the consolidated statement of income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2016	2015
In millions of COP
Pension	159,525	140,457
Current severance regimen	74,816	73,560
Total	234,341	214,017

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2016	December 31, 2015
Discount rate	6.90%	7.90%
Rate of wage increase	9.00%	6.30%
Projected inflation	6.50%	4.30%

Bancolombia Panama

Main projected assumptions	December 31, 2016	December 31, 2015
Discount rate	3.10%	3.65%
Rate of wage increase	3.00%	3.00%
Projected inflation	2.00%	2.00%

Banistmo

Main projected assumptions	December 31, 2016	December 31, 2015
Discount rate	3.10%	3.65%
Expected long-term rate of return on plan assets	6.00%	0.70%
Rate of wage increase	3.00%	4.50%

El Salvador

Main projected assumptions	December 31, 2016	December 31, 2015
Discount rate	5.10%	5.60%
Rate of wage increase	3.00%	3.50%
Projected inflation	2.00%	2.50%

Guatemala

Main projected assumptions	December 31, 2016	December 31, 2015
Discount rate	8.20%	8.47%
Rate of wage increase	5.03%	5.03%
Projected inflation	4.00%	4.00%

In 2016, the assumption of mortality used in the preparation of the assessment of the estimated liabilities is based on tables RP-2000, CSO-80 and RV-08, which reflect average ages of mortality from 32-75 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2016 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

The nature of the risks related to the obligations aforementioned are summarized below:

Investment risk	The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks
Interest rate risks	A reduction of the bond interest rates will increase the obligation of the plan
Longevity risk	The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation
Salary risk	The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants' wages will increase the obligation of the plan

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2017	13,162	24,853
2018	12,460	45,286
2019	12,502	51,024
2020	12,507	51,223
2021	12,439	62,840
2022 to 2026	58,598	342,478

Sensitivity analysis

Defined Benefit Obligations (DBO) was calculated using the Projected Unit Credit method. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions and regulations, or as resulting from future gains and losses.

Pension plan Bancolombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(4,457)
Discount rate	6.40%	0.50% decrease	4,772
Salary increases	7.00%	0.50% increase	5,191
Salary increases	6.00%	0.50% decrease	(4,881)
Mortality Table	RV-08 ("Rentistas Validos")	One year increase in life expectancy	4,857

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(4,201)
Discount rate	6.40%	0.50% decrease	4,403
Salary increases	9.50%	0.50% increase	3,393
Salary increases	8.50%	0.50% decrease	(3,111)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(1,371)
Discount rate	6.40%	0.50% decrease	1,431
Salary increases	9.50%	0.50% increase	3,060
Salary increases	8.50%	0.50% decrease	(2,960)

Senior Management Pension Plan Premium

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(841)
Discount rate	6.40%	0.50% decrease	889
Salary increases	9.50%	0.50% increase	1,336
Salary increases	8.50%	0.50% decrease	(1,269)

Pension Plan Banistmo

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	3.60%	0.50% increase	(331)
Discount rate	2.60%	0.50% decrease	360
Salary increases	3.50%	0.50% increase	3
Salary increases	2.50%	0.50% decrease	(3)
Mortality Table	RP-2000	One year increase in life expectancy	201

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(9,996)
Discount rate	6.40%	0.50% decrease	10,663
Salary increases	9.50%	0.50% increase	12,194
Salary increases	8.50%	0.50% decrease	(11,514)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	4.60%	0.50% increase	(556)
Discount rate	5.60%	0.50% decrease	601
Salary increases	3.50%	0.50% increase	114
Salary increases	2.50%	0.50% decrease	(150)
Mortality Table	RP-2000 (M&F)	One year increase in life expectancy	4

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.70%	0.50% increase	(1,586)
Discount rate	7.70%	0.50% decrease	1,822
Salary increases	5.50%	0.50% increase	1,289
Salary increases	4.50%	0.50% decrease	(1,166)
Mortality Table	RP-2000 (M&F)	One year increase in life expectancy	520

NOTE 19. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2016	December 31, 2015
In millions of COP
Payables	1,597,923	1,160,760
Suppliers	1,289,495	891,000
Advances (1)	576,170	617,989
Security contributions	329,098	324,869
Salaries and other labor obligations	322,010	357,023
Employee benefits and bonuses(2)	277,635	158,975
Dividends	228,004	213,546
Deferred interests	149,360	201,897
Provisions (3)	107,813	72,203
Other	410,647	283,627
Total	5,288,155	4,281,889

(1)	For the year 2016 and 2015 advance includes the amount received by the Bank from its customers as advances in leasing operations and loans amounting to COP 274,394 and COP 235,181, respectively, gain on derivatives first day valuation amounting to COP 51,271 and COP 84,259, respectively, balances related to insurance operations amounting to COP 47,549 and COP 50,907, respectively, balances held by court order amounting to COP 52,205 and COP 104,037, respectively and excess cash amounting to COP 12,584 and COP 9,621, respectively. Additionally, in 2016 includes balances of credit cards charges pending to be applied amounting to COP 12,580.
(2)	For further information related to other employee benefit plans, see Note 18 "Employees benefit plans".
(3)	See Note 20 "Provisions and contingents liabilities".

NOTE 20. PROVISIONS AND CONTINGENT LIABILITIES

20.1	Provisions

The following tables show the detail of the provisions:

As of December 31, 2016

	Judicial proceedings	Administrative proceedings	Financial guarantees	Total
In millions of COP
Initial balance at January 1, 2016	19,147	336	52,720	72,203
Additions recognized in the year	17,000	1,032	71,564	89,596
Provisions used during the period	(3,444)	(56)	-	(3,500)
Provisions reversed during the period	(3,512)	-	(46,918)	(50,430)
Foreign currency translation adjustment	(243)	-	-	(243)
Effect of discounted cash flows	187	-	-	187
Final balance at December 31, 2016	29,135	1,312	77,366	107,813

As of December 31, 2015

	Judicial proceedings	Administrative proceedings	Financial guarantees	Total
In millions of COP
Initial balance at January 1, 2015	21,998	63,480	5,029	90,507
Additions recognized in the period	10,948	26,376	113,843	151,167
Provisions used during the period	(4,320)	(59,809)	-	(64,129)
Provisions reversed during the period	(10,524)	(29,721)	(66,152)	(106,397)
Liabilities relating to assets held for sale	(208)	-	-	(208)
Acquisition of Grupo Agromercantil Holding	-	10	-	10
Foreign currency translation adjustment	963	-	-	963
Effect of discounted cash flows	290	-	-	290
Final balance at December 31, 2015	19,147	336	52,720	72,203

Compañía de Financiamiento Tuya S.A. recorded as discontinued operations as of December 31, 2015, had a legal proceeding provision amounting to COP 112. For further information, see Note 30 Discontinued operations.

Judicial proceedings

The judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments that will be made by these processes will not generate significant losses in addition to the provisions recognized as of December 31, 2016 and 2015, the Bank does not expect to obtain any kind of reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose.

Administrative proceedings

The constituted provisions correspond to proceedings related to equity tax for the year 2011.

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

As of December 31, 2016

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	635,033
Guarantees greater than 1 month and up to 3 months	959,385
Guarantees greater than 3 months and up to 1 year	3,007,832
Guarantees greater than 1 year and up to 3 years	1,228,289
Guarantees greater than 3 year and up to 5 years	367,298
Guarantees greater than 5 years	146,167
Total	6,344,004

As of December 31, 2015

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	572,363
Guarantees greater than 1 month and up to 3 months	833,635
Guarantees greater than 3 months and up to 1 year	3,398,029
Guarantees greater than 1 year and up to 3 years	1,430,371
Guarantees greater than 3 year and up to 5 years	548,991
Guarantees greater than 5 years	340,132
Total	7,123,521

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and do not reflect expected results.

20.2	Contingent liabilities

The contingencies higher than USD 5,000 against the Bank, with significant importance to be disclose in notes to the financial statements as of December 31, 2016 are presented below:

Bancolombia

Constitutional public interest action claim by Carlos Julio Aguilar and others

This constitutional public interest action was filed by the plaintiff arguing that the restructuring of financial obligations by Departamento del Valle and the performance plan executed, allegedly violates the collective rights to public administration’s morality and the protection of the public funds of Departamento del Valle.

This process merged to the constitutional public interest action filed by Carlos Aponte and, as of December 31, 2016, is in its taking of evidence stage.

Banitsmo

Ordinary claim filed by Deniss Rafael Perez Perozo and others.

Promotora Terramar received USD 299 by means of Visa Gift Cards issued by a U.S Bank, as partial payment for two apartments in Panama City.

The Credit Card Security and Fraud Prevention department of HSBC bank detected an irregular activity performed by Promotora Terramar. Thus, as permitted by the Business Establishments Affiliate Agreement, HSBC decided to hold back USD 286 from Promotora Terramar´s accounts; nevertheless, before any further investigations took place the money was refunded.

The plaintiff claims a compensation payment of USD 5,000,000. As of December 31, 2016, the process is pending as the judge reviewing the case was recused.

Ordinary claim filed by Menelao Mora and Said Díaz against Banistmo

The plaintiff claims the payment of costs and damages resulting from a criminal proceeding filed by Banistmo against Menelao Mora for alleged criminal acts (issuance of credit lines to enterprises where they figured as legal representative). The claim seeks USD 20,000. As of December 31, 2016 the claim is pending of admission and taking of evidence stage.

Banco Agromercantil

Superintendency of Tax Administration

The Superintendency of Tax Administration of Guatemala filed a claim against the Bank in order to obtain an adjustment with respect to the withholding tax for the year 2014. The claim seeks USD 13,000. The bank was notified of the confirmation of the adjustments requested by the Superintendency. The bank filed an appeal action against the Superintendency´s decision.

Arrendadora Financiera S.A. Arfinsa filial de Banco Agrícola

Corporación de Alimentos S.A. de CV

The plaintiffs claim damages derived from funds wrongfully delivered to third parties that were not entitled to receiving said funds. The claim seeks USD 6,000. As of December 31, 2016 the process is in its taking of evidence stage.

NOTE 21. CAPITAL

The subscribed and paid-in capital is the following:

	December 31, 2016	December 31, 2015
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Common shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value)	480,914	480,914

Dividends declared

The declaration, amount and payment of dividends are based on Bancolombia S.A’s unconsolidated net income. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of 78% of the shares present and entitled to vote at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared.

The payment of dividends must be made in cash during the next year since the date when the Annual Meeting takes place and for all the stockholder’s. If the payment is made in the Bank’s own equity securities instead of cash, that situation has to be approved by the 80% of the subscribed common shareholders and the 80% of the subscribed preferred shares.

The annual net income of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net income to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares; and (iii) third, as may be determined in the ordinary annual stockholders’ meeting by the vote of the holders of a majority of the shares entitled to vote.

Dividends declared with respect to net income earned in:	Cash dividends per share (Stated in COP)
2016	950
2015	888
2014	830
2013	776
2012	754
2011	708

Preferred shares

Holders of preferred shares are entitled to receive dividends based on the net income of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a minimum preferred dividend equal to one per cent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares. If this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares. The dividend received by holders of common shares may not be higher than the dividend paid to preferred shares.

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

NOTE 22. APPROPIATED RESERVES

As of December 31, 2016 and 2015 the appropriated retained earnings consist of the following:

Concept	December 31, 2016	December 31, 2015
In millions of COP
Appropriation of net income(1)	6,871,092	5,331,624
For Fiscal provisions (2)	551,341	427,265
Others	49,976	118,490
Total Appropiated reserves	7,472,409	5,877,379

(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.

(2)	Pusuant to Decree 2336 of 1995, a reserve must be established for profits related to the valuation of investments held for trading purposes by the Bank.

NOTE 23. UNCONSOLIDATED STRUCTURED ENTITIES

Nature and risks associated with the Bank’s interests in unconsolidated structured entities

The term "unconsolidated structured entities" refers to all structured entities that are not controlled by the Bank. The Bank manages transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which the Bank had an interest at the reporting date and its maximum exposure to loss in relation to those interests.

As of December 31, 2016

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,621,035	111,580,219	113,201,254
The Bank’s interest-assets
Investments at fair value through profit or loss	295,536	-	295,536
Investments at fair value through other comprehensive income Loans and advances to customers	196,131 -	- 3,125,459	196,131 3,125,459
Total assets in relation to The Bank’s interests in the unconsolidated structured entities	491,667	3,125,459	3,617,126
The Bank’s maximum exposure	491,667	3,125,459	3,617,126

As of December 31, 2015

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,879,500	97,929,459	99,808,959
The Bank’s interest-assets
Investments at fair value through profit or loss	475,723	-	475,723
Investments at fair value through other comprehensive income	170,861	-	170,861
Loans and advances to customers	-	2,130,965	2,130,965
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	646,584	2,130,965	2,777,549
The Bank’s maximum exposure	646,584	2,130,965	2,777,549

The Bank invests in asset-backed securities issued by securitization entities for which underlying assets are mortgages originated by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and accounted for as investment at fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings. The Bank does not expect significant changes in those ratings. Also, the Bank retain beneficial interests in the form of servicing fees on the securitized mortgages.

Revenues generated by the Bank´s asset management business, are derived from the following type of business lines: related trusts, mutual funds sold to individuals, corporate trusts, escrow accounts, private equity funds, and delegated tailor-made mandates from third parties. Generally, the revenues correspond to the fees received from the management of resources that are invested in several instruments, management of properties and premises related to real estate projects in progress.

Likewise, fees from management of resources pledged by clients in order to guarantee commitments and obligations with third parties. Finally, fees from management of resources of government agencies and entities.

On the other hand, there is no an additional exposure to loss, such as funding commitments with regards to the Bank’s involvement with those entities.

NOTE 24. OPERATING INCOME AND OPERATING EXPENSES

24.1 Interest and valuation on investment

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2016, 2015 and 2014:

Interest and valuation on investment	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of COP
Debt investments, net	163,311	71,091	28,470
Net gains from investment activities at fair value through income statement
Debt investments	579,403	294,979	434,586
Derivatives	(4,750)	31,835	(91,963)
Spot transactions	(22,831)	(48,961)	35,990
Repos	(7,638)	(50,081)	164,198
Others	-	2,977	-
Total net gains from investment activities at fair value through profit and loss	544,184	230,749	542,811
Interest and valuation on investment	707,495	301,840	571,281

24.2. Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2016, 2015 and 2014:

Interest expenses	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of COP
Deposits	(3,878,528)	(2,415,187)	(1,881,821)
Debt securities in issue	(1,335,192)	(1,057,748)	(780,429)
Financial borrowings	(723,385)	(454,326)	(384,313)
Preferred shares	(58,714)	(58,714)	(53,155)
Borrowings from other financial institutions	(6,345)	(6,836)	(3,719)
Other interest	(50,936)	(45,130)	(61,174)
Interest expenses	(6,053,100)	(4,037,941)	(3,164,611)

Net interest income includes interest earned on loans, ‘repos’ and investments less interest beared on deposits by customers, debt securities in issued, borrowing from other financial institutions and ‘repos’. At December 31, 2016, 2015 and 2014, net interest income amounted to COP 10,202,433, COP 7,723,704 and COP 6,461,751, respectively.

24.3 Fees and commissions

The following table sets forth the detail of fees and commissions, for the years ended December 31, 2016, 2015 and 2014:

Fees and commissions:

Fees and commissions income	December 31, 2016	December 31, 2015	December 31, 2014
In millions of COP
Credit and debit card fees	1,092,919	1,015,253	801,403
Banking services	816,839	630,616	653,513
Bancassurance	336,692	260,224	212,223
Trust	294,499	265,215	203,608
Payments and Collections	229,940	203,772	182,669
Acceptances, Guarantees and Standby letters of credits	55,724	44,539	51,923
Checks	51,974	55,861	60,998
Brokerage	23,431	23,453	23,784
Others	383,217	291,624	305,296
Fees and commissions income	3,285,235	2,790,557	2,495,417

For the years ended December 31, 2015 and 2014, Compañía de Financiamiento Tuya, as a discontinued operation, had fees and commissions income amounting to COP 388,306 and 341,601, respectively. For further information see Note 30. Discontinued operations.

Fees and commissions expenses:

Fees and commissions expenses	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of COP
Banking services	(354,640)	(298,415)	(245,581)
Call Center and Website	(345,336)	(254,769)	(230,501)
Credit and debit card fees	(54,126)	(85,798)	(95,172)
Others	(212,169)	(158,531)	(98,453)
Fees and commissions expenses	(966,271)	(797,513)	(669,707)

Total fees and commissions income, net	2,318,964	1,993,044	1,825,710

As of December 31, 2015 and 2014, Compañía de Financiamiento Tuya, as a discontinued operation, had a balance of fees and commissions expenses amounting to COP 152,500 and COP 69,397, respectively. For further information see Note 30. Discontinued operations.

24.4 Other operating income

The following table sets forth the detail of other operating income net for the years ended December 31, 2016, 2015 and 2014:

Other operating income	December 31, 2016	December 31, 2015	December 31, 2014
In millions of COP
Operating leases	493,486	448,754	355,542
Services	167,914	165,737	91,869
Derivatives foreign exchange contracts	164,172	527,137	(150,451)
Investment property valuation	149,299	150,176	56,235
Net foreign exchange	132,292	(157,933)	331,786
Gains on sale of assets	60,282	8,408	31,913
Insurance (1)	49,679	-	-
Penalties for failure to contract	14,634	14,963	9,164
Other reversals	6,242	8,110	10,765
Hedging	(5,985)	(20,509)	(22,923)
Others	255,108	227,859	422,643
Total Other operating income	1,487,123	1,372,702	1,136,543

(1)	The increase in the line corresponds to Seguros Agromercantil’s operating income. This company was acquired by the Bank on December 31, 2015. For further information about the Grupo Agromercantil Holding acquisition see Note 8. Goodwill and Intangible assets, net.

NOTE 25. OPERATING EXPENSES

The detail for administrative and general expenses for the years ended December 31, 2016, 2015 and 2014 is as follows:

25.1. Other administrative and general expenses

Other administrative and general expenses	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of COP
Maintenance and repairs	448,017	356,655	258,317
Others Fees	411,521	256,852	202,262
Insurance	286,384	244,274	228,670
Leasing	246,445	218,394	175,912
Transport	154,220	138,084	130,602
Advertising	120,046	113,821	94,433
Public services	114,840	94,295	85,900
Data processing	101,347	46,536	21,939
Cleaning and security services	93,336	65,867	57,716
Frauds and claims	72,860	81,836	105,159
communications	61,943	55,003	66,051
Useful and stationery	61,699	42,232	57,144
Contributions and affiliations	59,406	50,709	48,705
Properties improvements and installation	55,307	58,141	50,434
Disputes, fines and sanctions	52,441	58,821	27,881
Travel expenses	37,112	34,998	31,384
Production and supply cards	29,532	15,509	20,948
Legal and financial consultants	29,435	18,785	17,469
Board of directors and audit fee	20,926	19,223	30,338
Real estate management.	19,262	18,428	17,477
Donations	18,338	13,031	14,708
Storage services	14,157	14,918	14,290
Trust	13,176	10,637	14,502
Activities Joint Operations	8,805	3,988	13,729
Legal expenses	7,232	22,923	12,074
Temporary services	5,897	4,078	3,326
Public relations	5,101	3,270	4,630
Others	102,549	176,290	141,375
Total other administrative and general expenses	2,651,334	2,237,598	1,947,375
Wealth tax, contributions and other tax burden (1)	741,184	675,387	438,711

(1)	See note 11 taxes.

25.2. Impairment, depreciation and amortization

Impairment, depreciation and amortization	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of COP
Impairment of other assets (1)	38,775	16,797	27,739
Depreciation of premises and equipment	329,258	306,689	253,703
Amortization of intangible assets	149,776	153,799	178,261
Total impairment, depreciation and amortization	517,809	477,285	459,703

(1)The detail of the impairment of other assets net by operating segments is presented in the table below:

	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of COP
Banking El Salvador	19,705	(3,253)	24,560
Banking Colombia	15,078	22,255	-
Banking Guatemala	2,118	-	-
Banking Panamá	1,934	(2,303)	-
Off Shore	(60)	-	-
All other segments	-	98	3,179
Total	38,775	16,797	27,739

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank has no dilutive potential common shares as of December 31, 2016, 2015 and 2014.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2016, 2015 and 2014 (in millions of pesos, except per share data):

	December 31, 2016	December 31, 2015	December 31, 2014
Income from continuing operations before attribution of non-controlling interests	2,791,450	2,586,385	2,366,918
Less: Non-controlling interests from continuing operations	89,619	90,008	42,699
Net income from continuing operations	2,701,831	2,496,377	2,324,219
Income from operations and disposals of discontinued operations, net of taxes	163,497	22,513	62,867
Less: Non-controlling interests from discontinuing operations	-	-	-
Net income attributable to the controlling interest	2,865,328	2,518,890	2,387,086
Less: Preferred dividends declared	342,825	316,548	282,365
Less: Allocation of undistributed earnings to preferred stockholders	972,955	836,383	784,306
Continuing operations	896,100	825,800	755,458
Discontinued operations	123,680	10,583	28,848
Net income allocated to common shareholders for basic and diluted EPS	1,549,548	1,365,959	1,320,415
Weighted average number of common shares outstanding used in basic EPS calculation (in millions)	510	510	510
Basic and Diluted earnings per share to common shareholders	3,040	2,680	2,591
From continuing operations	2,870	2,656	2,524
From discontinuing operations	170	24	67

NOTE 27. RELATED PARTY TRANSACTIONS

Framework under IFRS

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

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

•	Stockholders with ownership interest higher than 20% of the Bank’s capital:
−	Grupo de Inversiones Suramericana S.A.
−	Fondo Bancolombia ADR Program.

•	Members of Board of Directors and Senior Management, understood as the president and corporate Vice-presidents, as well as their close relatives and the companies in which they have a participation of 50% or more.

•	Associates and joint ventures for which the Bank provides commercial banking services and deposits. For these purposes all companies that have been included companies in which the Bank has significant influence (in all cases, the Bank has between 20% and 50% share of capital).

In addition, and in accordance with External Circular 067 of 2001 issued by the Financial Superintendence of Colombia, the Bank should disclose as transactions with related parties, the transactions with shareholders that have interest equal or higher than 10% of the Bank’s capital.

Between the Parent Company and its related parties, during the periods ending at December 31, 2016 and December 31, 2015, there were no:

−	Loans that for its contractual terms do not reprent a lending transaction.
−	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.

As of December 31, 2016

	Stockholders with an interest equal or higher than 10% of the Bank’s capital	Directors and senior management	Associates and joint venture (1)
In millions of COP
Assets
Investments	-	-	1,688,543
Loans and advances to customers and financial entities, net	246,245	15,709	36,262
Other assets	-	389	64,078
Total assets	246,245	16,098	1,788,883
Liabilities
Deposits	145,266	3,750	230,176
Debt securities in issue	-	-	-
Other liabilities	-	-	31,941
Total Liabilities	145,266	3,750	262,117
Income
Interest and Other operating income	8,951	931	6,089
Dividends	-	-	49,627
Others	-	-	51,586
Net income	8,951	931	107,302
Expenses
Interests and other operating expenses	430	767	13,912
Fees	-	1,001	5
Others	-	-	37,370
Total expenses	430	1,768	51,287

(1)	This ítem includes operations held between Bancolombia S.A. and Compañía de Financiamiento Tuya S.A. since November 1, 2016 when the Bank lost control of Tuya S.A. Furthermore, the item includes operations held between Bancolombia S.A. and Sociedad Servicios de Aceptación S.A.S. since June, 2016, when that company was set up.

As of December 31, 2015

	Stockholders with an interest equal or higher than 10% of the Bank’s capital	Directors and senior management	Associates and joint venture
In millions of COP
Assets
Investments	-	-	974,366
Loans and advances to customers and financial entities, net	57	20,194	16,603
Other assets	-	-	5,063
Total Assets	57	20,194	996,032
Liabilities
Deposits	1,093	1,496	148,823
Debt securities in issue	-	-	2,031
Other liabilities	-	16	-
Total Liabilities	1,093	1,512	150,854
Income
Interest and Other operating income	-	1,389	22,588
Dividends	-	-	45,736
Others	-	-	14
Net income	-	1,389	68,338
Expenses
Interests and other operating expenses	16	23	4,879
Fees	-	792	-
Others	-	-	1,006
Total expenses	16	815	5,885

As of December 31, 2014

	Stockholders with an interest equal or higher than 10% of the Bank’s capital	Directors and senior management	Associates and joint venture
In millions of COP
Income
Interest and Other operating income	178	913	21,713
Dividends	-	-	16,043
Others	-	-	141
Net income	178	913	37,897
Expenses
Interests and other operating expenses	723	15	5,077
Fees	-	776	-
Others	-	94	13,336
Total expenses	723	885	18,413

During the years ending December 31, 2016, 2015 and 2014, the Bank paid fees to the directors amounting to COP 1,001, COP 792 and COP 776 as compensation for attending meetings of Board and Support Committee. The Payments to senior management in the same periods were COP 12,956, COP 55,175 and COP 47,633, respectively, for short-term benefits, COP 589, COP 191 and COP 3,824 for long-term benefits and in 2016 and 2014, other payments for post-employment benefits were COP 13,994 and COP 63, respectively. In 2015 the Bank did not pay post-employment benefits.

The Parent company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation Note 2.C and the Parent company meet the definition of related party transactions, and were eliminated from the consolidated financial statements.

In 2016, through public deed number 1,124, a merger between the Parent Company (absorbing entity) and Leasing Bancolombia S.A. (absorbed entity) was completed, with the objective of taking advantage of synergies and complementarities between the two entities, seeking greater efficiencies and delivering a better value proposition to clients. As a result of the merger, Bancolombia became the holder of all the rights and obligations of Leasing Bancolombia and continues to offer its clients the portfolio of leasing products and services.

As a result of the merger, on September 30, 2016, the Parent company recognized in its statement of financial position the assets and liabilities at their carrying value in Leasing Bancolombia’s financial statements, including the portfolio loans and financial leasing contracts amounting to COP 15,186,102, cash and cash equivalents amounting to COP295,852 and other assets amounting to COP 1,097,058. On the other hand, the Parent company assumed liabilities in deposits from customers amounting to COP 8,944,845, debt securities in issued amounting to COP 2,387,940 and other liabilities amounting to COP 3,117,115

The Parent Company provides banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described above, these transactions are conducted on similar terms to third-party transactions and are not individually material.

No guarantees, pledges or commitments have been given or received in respect of the aforementioned transactions in 2016 or 2015.

NOTE 28. SUBSEQUENT EVENTS

The consolidated financial statements were approved by the Board of Directors on April 24, 2017.

On March 16, 2017 the General stockholders meeting approved the Board of Directors’ profit distribution proposal and declared a dividend equal to COP 950.4 per share to be paid in quarterly instalment payments.

Entering into an alliance “Alianza Lealtad” related to the loyalty program of the Bank

On April 19, 2017, the Bank entered into an agreement with Almacenes Exito S.A. for the creation of a new loyalty program for its clients called “Puntos Colombia” (Puntos Colombia).

Once implemented, Puntos Colombia will be the loyalty program through which the clients of both companies, and of other allies related to the program, will accumulate and redeem points on the loyalty ecosystem. Puntos Colombia will replace the existing loyalty programs of the Bank and Grupo Exito.

The program Puntos Colombia will begin during the first half of 2018 and will be managed by an independent company located in Colombia, which will be 50% owned by Banca de Inversión Bancolombia S.A Corporación Financiera, a subsidiary of the Bank. The capital investment to be made by the subsidiary in the new Company is equivalent to COP 9,000 million, which will be paid within the next 12 months following incorporation.

NOTE 29. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
	Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Assets
Debt securities at fair value	8,537,562	8,537,562	9,651,268	9,651,268
Debt securities at amortized cost	3,134,919	3,115,477	3,492,146	3,434,606
Equity securities at fair value	1,388,172	1,388,172	1,164,681	1,164,681
Derivative financial instruments	1,677,970	1,677,970	2,382,168	2,382,168
Loans and advances to customers and financial institutions, net	145,125,575	140,398,685	140,371,884	136,729,366
Investment property	1,581,689	1,581,689	1,505,046	1,505,046
Invesments in associates and joint ventures	388,595	388,595	-	-
Total	161,834,482	157,088,150	158,567,193	154,867,135
Liabilities
Deposits by customers	124,624,011	125,096,410	121,802,028	116,487,773
Interbank deposits	341,856	341,856	400,062	400,062
Repurchase agreements and other similar secured borrowing	1,924,010	1,924,010	1,232,456	1,232,456
Derivativefinancial instruments	1,312,450	1,312,450	1,930,609	1,930,609
Borrowings from other financial institutions (1)	18,905,843	18,905,843	19,721,184	19,721,184
Preferred shares (2)	581,972	565,676	580,959	428,281
Debt securities in issue	18,704,809	19,071,085	19,435,865	19,734,430
Total (2)	166,394,951	167,217,330	165,103,163	159,934,795

(1)	The Bank added to the disclosure of fair value, borrowings from other financial institutions COP 854,707 in 2015 corresponding to the obligations of Grupo Agromercantil Holding (GAH), a company acquired on December 31, 2015. In 2016, the disclosure of fair value of borrowings from other financial institutions as of December 31, 2015, amounted to COP 19,721,184.
(2)	The Group added to the disclosure of fair value of assets and liabilities, the preferred shares with carrying amount of COP 580,959 and fair value of COP 428,281, as of December 31, 2015. Such preferred shares have not been previously disclosed.

•	Fair value hierarchy

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

• Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Infovalmer) to the Bank. All methodologies and procedures developed by the pricing services provider are supervised by the Financial Superintendence of Colombia, which has not objected to them.

On a daily basis, the Financial Operations Officer verifies the valuation of investments, and, the Proprietary Trading Desk’s Risk Management area reports the results of the portfolio’s valuation.

Fair value measurement

Assets

a. Debt securities

The Bank assigns price to those debt investments, using the prices provided by the official pricing services provider (Infovalmer) and assigns the appropriate level according to the procedure described above. (Hierarchy of fair value section).

b. Equity securities

The Bank performs the market price valuation of their investments in variable income using the prices provided by the official pricing services provider (Infovalmer) and classifies those investments according to the procedure described above. (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities is based on an assessment of each individual investment using methodologies that include publicly-traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability.

c. Derivative Financial Instruments

The Bank holds positions in standardized derivatives, such as futures over local stocks, over specific TES references and over the TRM. These instruments are valuated according to the information provided by Infovalmer, which perfectly matches the information provided by the Clearing and Settlement House.

Additionally, the Bank holds positions in OTC derivatives, which in the absence of prices, are valued using the inputs and methodologies provided by the pricing services provider.

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

The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (“CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the asset swap curve calculated for subordinated bonds issued by the Bank in foreign currency. For derivatives transacted with local financial institutions, the Bank calculates the credit risk adjustment by incorporating credit risk data provided by rating agencies and released in the Colombian financial market.

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

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is developed from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate properties, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (The appraisal is estimated based on either of three approaches: cost, sale comparison and income approach).

f. Assets held for sale measured at fair value less cost of sale

The Bank measured certain impaired foreclosed assets and premises and equipment held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques, depending on the type of underlying asset. Those assets are comprised mainly by real estate properties for which the appraisal is conducted by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. Likewise, in some cases the fair value is estimated considering comparable prices or promises of sale and offering prices from auctions process.

g. Mortgage-backed securities (“TIPS”) and Asset-Backed securities

The Bank invests in asset-backed securities for which underlying assets are mortgages and earnings under contracts issued by financial institutions and corporations, respectively. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and are classified as fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings.

Fair values were estimated using discounted cash flows models where the main key economic assumptions used are estimates of prepayment rates and resultant weighted average lives of the securitized mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 2 and Level 3.

h. Investments in associates and joint ventures measured at fair value

The Bank recognizes its investment in PA Viva Malls as an associated at fair value. The estimated amount is provided by fund manager as the variation of the units according to the units owned by the Fondo Colombia Inmobiliario. The associate’s assets are comprised of investment properties which are measured using the following techniques; comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see ‘Quantitative Information about Level 3 Fair Value Measurements’.

i. Investment property

The Bank’s investment property are valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016 and 2015:

Assets
Type of instrument	December 31, 2016				December 31, 2015
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Debt securities
Securities issued by the Colombian Government	4,400,952	503,200	-	4,904,152	4,299,235	518,369	-	4,817,604
Securities issued by the El Salvador Central Bank	-	-	-	-	-	43,913	-	43,913
Securities issued or secured by Government entities	3,163	8,741	-	11,904	-	82,162	-	82,162
Securities issued by other financial institutions	146,025	529,244	405,099	1,080,368	122,872	605,251	629,994	1,358,117
Securities issued by Foreign Governments	1,044,629	1,384,563	-	2,429,192	1,478,568	1,711,154	-	3,189,722
Corporate bonds	19,614	77,403	14,929	111,946	57,495	92,190	10,065	159,750
Total Debt securities	5,614,383	2,503,151	420,028	8,537,562	5,958,170	3,053,039	640,059	9,651,268
Equity securities
Equity securities at fair value	189,363	20,131	1,178,678	1,388,172	66,589	119,341	978,751	1,164,681
Total equity securities	189,363	20,131	1,178,678	1,388,172	66,589	119,341	978,751	1,164,681
Derivative financial instruments
Forwards
Foreign exchange contracts	-	187,682	125,884	313,566	-	193,290	499,034	692,324
Equity contracts	-	2,816	609	3,425	-	2,717	-	2,717
Total forwards	-	190,498	126,493	316,991	-	196,007	499,034	695,041
Swaps
Foreign exchange contracts	-	856,742	270,732	1,127,474	-	1,057,462	236,485	1,293,947
Interest rate contracts	4,497	158,342	23,369	186,208	2,407	239,766	15,065	257,238
Total swaps	4,497	1,015,084	294,101	1,313,682	2,407	1,297,228	251,550	1,551,185
Options
Foreign exchange contracts	-	5,633	41,664	47,297	-	3,813	132,129	135,942
Total options	-	5,633	41,664	47,297	-	3,813	132,129	135,942
Total derivative financial instruments	4,497	1,211,215	462,258	1,677,970	2,407	1,497,048	882,713	2,382,168
Investment properties
Buildings	-	-	1,355,717	1,355,717	-	-	1,275,567	1,275,567
Lands	-	-	225,972	225,972	-	-	229,479	229,479
Total investment properties	-	-	1,581,689	1,581,689	-	-	1,505,046	(1) 1,505,046
Investment in associates and joint ventures
PA Viva Malls	-	-	388,595	388,595	-	-	-	-
Total investment in associates and joint ventures	-	-	388,595	388,595	-	-	-	-
Total	5,808,243	3,734,497	4,031,248	13,573,988	6,027,166	4,669,428	4,006,569	14,703,163

(1)	The Group reclassified the presentation in 2015 of the fair value of land and buildings from levels 1 and 2 to level 3 as the fair value measurement used unobservable inputs that are significant to the overall fair value measurement.

Financial liabilities
Type of instrument	December 31, 2016				December 31, 2015
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Forwards
Foreign exchange contracts	-	(304,757)	(19,167)	(323,924)	-	(532,884)	(101,413)	(634,297)
Equity contracts	-	(2,837)	(272)	(3,109)	-	(5,395)	-	(5,395)
Total forwards	-	(307,594)	(19,439)	(327,033)	-	(538,279)	(101,413)	(639,692)
Swaps
Foreign exchange contracts	-	(708,354)	(40,728)	(749,082)	-	(910,042)	(39,626)	(949,668)
Interest rate contracts	(7,828)	(178,743)	(5,773)	(192,344)	(2,001)	(259,366)	(5,746)	(267,113)
Total swaps	(7,828)	(887,097)	(46,501)	(941,426)	(2,001)	(1,169,408)	(45,372)	(1,216,781)
Options
Foreign exchange contracts	-	(42,961)	-	(42,961)	-	(74,136)	-	(74,136)
Total options	-	(42,961)	-	(42,961)	-	(74,136)	-	(74,136)
Futures
Equity contracts	(1,030)	-	-	(1,030)	-	-	-	-
Total futures	(1,030)	-	-	(1,030)	-	-	-	-
Total derivative financial instruments	(8,858)	(1,237,652)	(65,940)	(1,312,450)	(2,001)	(1,781,823)	(146,785)	(1,930,609)
Total	(8,858)	(1,237,652)	(65,940)	(1,312,450)	(2,001)	(1,781,823)	(146,785)	(1,930,609)

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the statement of financial position but for which the fair value is disclosed at December 31, 2016 and 2015:

Assets
Type of instrument	December 31, 2016				December 31, 2015
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Debt securities
Securities issued by the Colombian Government	-	-	-	-	-	-	15,050	15,050
Securities issued or secured by Government entities	9,336	344,200	1,154,372	1,507,908	9,834	967,908	405,799	1,383,541
Securities issued by other financial institutions	172,125	15,421	18,033	205,579	247,355	32,069	105,299	384,723
Securities issued by Foreign Governments	822,598	162,626	-	985,224	924,095	327,924	-	1,252,019
Corporate bonds	199,331	-	217,435	416,766	219,203	-	180,070	399,273
Total – Debt securities	1,203,390	522,247	1,389,840	3,115,477	1,400,487	1,327,901	706,218	3,434,606
Loans and advances to customers and financial institutions	-	-	140,398,685	140,398,685	-	-	136,729,366	136,729,366
Total	1,203,390	522,247	141,788,525	143,514,162	1,400,487	1,327,901	137,435,584	140,163,972

Liabilities
Type of instruments	December 31, 2016				December 31, 2015
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Deposits by customers	-	(20,534,986)	(104,561,424)	(125,096,410)	-	(14,727,160)	(101,760,613)	(116,487,773)
Interbank deposits	-	-	(341,856)	(341,856)	-	-	(400,062)	(400,062)
Repurchase agreements	-	-	(1,924,010)	(1,924,010)	-	-	(1,232,456)	(1,232,456)
Borrowings from other financial institutions	-	-	(18,905,843)	(18,905,843)	-	-	(19,721,184)	(19,721,184)
Preferred shares	-	-	(565,676)	(565,676)	-	-	(428,281)	(428,281)
Debt securities in issue	(7,068,228)	(10,228,190)	(1,774,667)	(19,071,085)	(7,070,156)	(10,438,041)	(2,226,233)	(19,734,430)
Total	(7,068,228)	(30,763,176)	(128,073,476)	(165,904,880)	(7,070,156)	(25,165,201)	(125,768,829)	(158,004,186)

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

Deposits from customers

The fair value of time deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. Fair value of deposits with no contractual maturities represents the amount payable on demand as of the statement of financial position date.

Interbank deposits and repurchase agreements and other similar secured borrowings

Short-term interbank borrowings and repurchase agreements have been valued at their carrying amounts because of their relatively short-term nature.

Borrowings from other financial institutions

The fair value of borrowings from other financial institutions were determined using discounted cash flow models. The cash flows projection of capital and interest was made according to the contractual terms, considering capital amortization and interest bearing. Subsequently, the cash flows was discounted using reference curves formed by the weighted average of the Bank’s deposit rates.

Debt securities in issue

The fair value of debt securities in issue, comprised of bonds issued by Bancolombia S.A. and its subsidiaries, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for bonds of similar remaining maturities and the Bank’s creditworthiness.

Preferred shares

In the valuation of the liability component of preferred shares related to the minimum dividend of 1% of the subscription price, the Bank uses the Gordon model to price the obligation, taking into account its own credit risk, which is measured using the market spread based on observable inputs such as quoted prices of sovereign debt. The Gordon Model is commonly used to determine the intrinsic value of a stock based on a future series of dividends that are estimated by the Bank and grow at a constant rate considering the Bank’s own perspectives of the payout ratio.

Loans and advances to customers and financial institutions

Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments suchs as commercial, small business loans, mortgage and consumer. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the maturity date. Subsequently, the projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

Items Measured at fair value on a non-recurring basis

The Bank measured certain foreclosed assets held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset. The following breakdown sets forth the fair value hierarchy of those assets classified by type:

	December 31, 2016				December 31, 2015
	Fair-value hierarchy			Total fair Value	Fair-value hierarchy			Total fair Value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Machinery and equipment	-	-	9,466	9,466	-	-	23,491	23,491
Real estate for residential purposes	-	-	20,671	20,671	-	-	21,918	21,918
Real estate different from residential properties	-	-	102,913	102,913	-	-	7,876	7,876
Collateralized loans	-	-	1,543,513	1,543,513	-	-	1,080,052	1,080,052
Total	-	-	1,676,563	1,676,563	-	-	1,133,437	1,133,437

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2016 and 2015:

As of December 31, 2016

	Balance, December 31, 2015	Included in earnings	OCI	Purchases	Settlement	Prepaids	Transfers in to Level 3	Transfers out of Level 3	Balance, December 31, 2016
In millions of COP
Debt securities at fair value
Securities issued or secured by Colombian Government	-	-	-	-	-	-	-	-	-
Securities issued or secured by Government entities	-	-	-	-	-	-	-	-	-
Securities issued or secured by other financial entities	629,994	(64,739)	-	77,263	(239,769)	-	2,350	-	405,099
Other investments	10,065	9,160	-	62	(6,954)	-	2,596	-	14,929
Total	640,059	(55,579)		77,325	(246,723)	-	4,946	-	420,028
Derivatives
Foreign exchange contracts	726,609	(22,727)	-	125,632	(495,525)	-	21,267	23,129	378,385
Interest rate contracts	9,319	(3,170)	-	5,014	(1,858)	-	6,004	2,287	17,596
Equity contracts	-	-	-	337	-	-	-	-	337
Total	735,928	(25,897)		130,983	(497,383)	-	27,271	25,416	396,318
Equity securities
Equity securities	978,751	(75,573)	46,035	282,604	(53,139)	-	-	-	1,178,678
Total	978,751	(75,573)	46,035	282,604	(53,139)	-	-	-	1,178,678
Investment in associates
PA Viva Malls	-	-	-	388,595	-	-	-	-	388,595
Total	-	-	-	388,595	-	-	-	-	388,595

As of December 31, 2015

	Balance, December 31, 2014	Included in earnings	OCI	Purchases	Settlement	Prepaids	Transfers in to Level 3	Transfers out of Level 3	Balance, December 31, 2015
In millions of COP
Debts securities at fair value
Securities issued or secured by Colombian Government	16,956	-	-	-	(16,956)	-	-	-	-
Securities issued or secured by Government entities	-	-	-	-	-	-	-	-	-
Securities issued or secured by other financial entities	517,413	(18,964)	-	104,828	(35,041)	-	61,758	-	629,994
Other investments	19,149	(1,972)	-	9,513	(19,149)	-	2,524	-	10,065
Total	553,518	(20,936)		114,341	(71,146)	-	64,282	-	640,059
Derivatives
Foreign exchange contracts	674,032	45,005	-	482,802	(476,123)	-	-	893	726,609
Interest rate contracts	3,758	647	-	8,675	(3,761)	-	-	-	9,319
Equity contracts	(255,503)	-	-	-	255,503	-	-	-	-
Total	422,287	45,652	-	491,477	(224,381)	-	-	893	735,928
Equity securities
Equity securities	998,007	119,837	(7,974)	10,236	(141,355)	-	-	-	978,751

Level 3 Fair Value Rollforward

The following were the significant Level 3 transfers for the period December 31, 2015 to 2016:

The transfer of COP 23,129 in 2016 from Level 3 to Level 2 foreing exchange contracts, primarily linked to an increase in their market liquidity and the observability of prices.

All transfers are assumed to occur at the end of the reporting period.

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

During the years ended December 31, 2016 and 2015, the Bank transferred securities amounting to COP 5,647 securities issued by other financial institutions and COP 9,510 related to corporative bonds, respectively, from Level 2 to Level 1 primarily, because such securities increased their liquidity and were traded more frequently to comprise an active market.

During the years ended December 31, 2016 and 2015, the Bank has not transferred securities from Level 1 to Level 2

All transfers are assumed to occur at the end of the reporting period.

Quantitative Information about Level 3 Fair Value Measurements

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities:

As of December 31,2016

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Amounts in millions of COP
Mortgage-backed securities (“TIPS”)
TIPS	22,651	Discounted cash flow	Yield	(0.2277%)/ 0.7551%	0.32%	22,484	22,807
			Liquidity risk Premium	0% / 10.35%	9.58%	22,377	22,687
			Prepayment Speed	n/a	n/a	22,557	22,509
Other
Corporate bonds	90,791	Discounted cash flow	Yield	0.7511%/ 1.1953%	2.14%	72,069	75,306
Debt securities	2,350	Discounted cash flow	Yield	(0.12%)	(0.12%)	2,297	2,388
Asset-backed Securities	16,895	Discounted cash flow	Yield	(0.12%)	1.65%	16,766	17,056
Equity securities
Equity securities	1,178,678	Price-based	Price	n/a	n/a	n/a	n/a
Derivatives
Options	41,496	Black-Scholes	Recovery rate	25%	25.00%	41,668	41,661
Forward	106,921	Discounted cash flow	Credit spread	0% to 20.0479%	5.01%	106,759	107,346
Swaps	201,185	Discounted cash flow	Credit spread	0% to 23.4435%	5.86%	200,098	202,279

As of December 31,2015

Financial instrument	Fair value	Valuation Technique	Significant unobservable input	Ranges of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Amounts in millions of COP
Mortgage-backed securities (“TIPS”)
TIPS	430,148	Discounted cash flow	Yield	(0.2277%) / 0.7551%	0.15%	423,092	437,470
			Liquidity risk Premium	0% / 10.35%	5.27%	423,523	437,025
			Prepayment speed	n/a	n/a	430,872	429,966
Other
Corporate bonds	19,314	Discounted cash flow	Yield	0.0537% / 1.4554%	0.35%	18,780	19,791
Time Deposits	155,480	Discounted cash flow	Yield	1.61%	1.61%	155,472	155,487
Securitizations	35,117	Discounted cash flow	Yield	1.65%	1.65%	32,378	35,455
Equity securities
Equity securities	978,751	Price-based	Price	n/a	n/a	n/a	n/a
Derivatives
Options	132,129	Black-Scholes	Recovery rate(1)	25%	25.00%	132,141	132,117
			setoff COP (USD)(1)	0.0813% a 16.8753%	0.88%	132,129	132,129
Forward	397,622	Discounted cash flow	SPBAAA y ASW COP (USD)(2)	-	-	397,622	397,622
			Setoff COP (USD)(1)	0% a 28.7559%	5.08%	396,366	398,877
Swaps	206,178	Discounted cash flow	SPBAAA y ASW COP (USD)(2)	-	-	204,582	204,582
			Setoff COP (USD) (1)	0% a 39.7004%	3.77%	212,782	193,908
			Discount Rate	7.00%		1,596	1,596

(1)	Recovery rate and Setoff COP (USD) relate to the counterparties’ recovery rates and probabilities of default, which are used for assesing the CVA/DVA adjustments in the measurement of the fair value of OTC derivative instruments.
(2)	SPBAAA y ASW COP (USD) are curves used mainly in the valuation of forwards and swaps, and relate to the Bank’s own credit spread, estimated as the spread of IPC (COP) bonds issued in the local market and USD bonds issued in foreign markets.

The following table sets forth information about valuation techniques used in the measurement of the fair value investment properties of the Bank, the significant unobservable inputs and the respective sensivity:

Methodology	Valuation technique	Significant unobservable input	Description of sensitivity

Sales Comparison Approach - SCA

The fair value assessment is based on the examination of prices at which similar properties in the same area recently sold.  Since no two properties are identical the measurement valuation must take into account adjustments for the differences between the sold properties and those held by the Bank to earn rentals or for capital appreciation.

Comparable Prices

The weighted average rates used in the capitalization methodology for revenues for 2016 are:

• Direct capitalization: initial rate 8.30%

• Discounted cash flow: discount rate: 11.46%, terminal rate: 8.76%.

The same weighted rates for 2015 were:

• Direct capitalization: initial rate 8.13%

• Discounted cash flow: discount rate: 10.96%, terminal rate: 8.54%.

The ratio between monthly gross income and real estate value (rental rate) considering the differences in placements and individual factors between properties and in a weighted way is 0.77% for 2016 and 0.74% for 2015.

An increase (Light, normal, considerable, significant) in the capitalization rate used would generate a decrease (significant, light, normal, considerable) in the fair value of the asset, and vice versa.

An increase (Light, normal, considerable, significant) in the leases used in the valuation would generate a (significant, light, considerable) increase in the fair value of the asset, and vice versa.

Income Approach Used to estimate the fair value of the property by taking future net cash flows and discounting them at the capitalization rate.	Direct Capitalization Discounted Cash Flows

Cost approach

Used to estimate the fair value of the property considering the cost to replace or build a property at the same or equal conditions of the asset to be measured, deducting the accumulated depreciation charge and adding-up the amount of the land.

Replacement cost

NOTE 30. DISCONTINUED OPERATIONS

Compañía de financiamiento Tuya S.A is a private entity oriented to offer lines of credit directed to individuals, corporate credit cards, vehicle loan and payroll loans among others, as a result of which Tuya has achieved a significant market share position in the consumer loan market in Colombia.

On October 31, 2016 Bancolombia S.A, announced that, after obtaining all the required regulatory approvals, the sale agreement announced in a press release on July 1st, 2015, pursuant to which Bancolombia S.A (“Bancolombia”), the Fondo de Empleados of Grupo Bancolombia - FEBANC and Fundacion Bancolombia, (together, the “Sellers”), transferred to Almacenes Éxito S.A (“Almacenes Exito”) and Almacenes Éxito Inversiones S.A.S (together, the “Buyers”) 50% of the shares of Compañia de Financiamiento Tuya S.A (“Tuya”), entered into effect. The total purchase price of the transaction was COP 79,037.

As a result of this transaction:

1.	Tuya was under the exclusive control of Bancolombia, and as from October 30, 2016 is jointly controlled by the strategic partners.

2.	Tuya’s shares formerly owned by the Bank will now be owned by Bancolombia S.A. and its subsidiaries Banca de Inversión Bancolombia S.A. Corporación Financiera and BIBA Inmobiliaria SAS.

3.	Tuya’s assets and liabilities were derecognized at their carrying amounts at October 31, 2016, which is considered the date when the Bank’s control was lost. Likewise the Bank recognized the fair value of the non-controlling interest in Tuya amounting to COP 343,108 as a joint venture. The fair value of the consideration received amounted to COP 79,017 and as a result of this transaction the Bank recognized an income by COP 263,770 (associated with the remeasurement of the fair value) in the statement of income in the line “Income from discontinued operations”, and the related occasional earning tax amounted to COP 659 and the deferred income tax amounted to COP 99,614.

Analysis of the results of discontinued operations:

Results of operations as of October 31, 2016 and December 31, 2015 and 2014, recognized in the Consolidated Statement of Income as Net income from discontinued operations, are the following:

	Ten months ended October 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
	In millions of COP
Interest income on loans	408,233	403,382	378,612
Overnight and market funds	320	53	-
Interest and valuation on investment	1,246	698	-
Total interest and valuation	409,799	404,133	378,612
Interest expense	(106,110)	(74,919)	(69,484)
Net margin on financial instruments	303,689	329,214	309,128
Credit impairment charges on loans, net	(323,290)	(324,309)	(208,959)
Net interest and valuation income after provision for loans and financial leases	(19,601)	4,905	100,169
Fees and other service income, net	244,193	235,806	272,204
Other operating income	1,365	267	2,893
Total income, net	225,957	240,978	375,266
Total operating expenses	(221,310)	(219,532)	(275,419)
Profit before tax	4,647	21,446	99,847
Income tax	(2,961)	1,067	(36,980)
Net income from discontinued operations	1,686	22,513	62,867

Assets classified as held for sale

At December 31, 2015 Compañía de financiamiento Tuya was composed of assets and liabilities as presented below:

December 31, 2015
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

Cash flow from discontinued operations

For the years ended December 31, 2015 and 2014, Compañía de Financiamiento Tuya S.A. had the following cash flows:

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

NOTE 31. RISK MANAGEMENT

In the light of ERM (Enterprise Risk Management), during 2016 progress was made in consolidating risk management in the Bank, with the integration of corporate tools such as the risk framework that contains methodological guidelines and corporate policies that allow us to advance in the integral management of risk in the Bank, aligned with the expectations of management and stakeholders.

The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit/ counterparty, liquidity and operational risk.

The Board of Directors reviews and approves the resources, structure and processes of the Bank associated with risk management, and the development of its supervisory functions has the support of the Risk Committee in charge of the approval, monitoring and control of policies, methodologies, tools, guidelines and strategies for the identification, measurement, control and mitigation of risks.

The Risk Corporate Vicepresidency professionals manage the different risk inherent to the activities undertaken in the fulfillment of their responsibilities.

1.	CREDIT RISK

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty, and arises principally from the decline on borrower´s creditworthiness or changes in the business climate.

The information below contains the maximum exposure to credit risk as of December 31, 2016 and December 31 2015:

December 31, 2016

	Maximum exposure	Collateral	Net exposure
	In millions of COP
Loans and Financial Leases	151,747,486	(68,627,160)	83,120,326
Commercial	86,259,708	(28,801,285)	57,458,423
Consumer	23,925,279	(5,917,791)	18,007,488
Mortgage	19,155,852	(18,193,999)	961,853
Small Business Loans	1,062,724	(296,816)	765,908
Financial Leases	21,343,923	(15,417,269)	5,926,654
Off-Balance Sheet Exposures	15,499,545	-	15,499,545
Financial Guarantees	6,344,004	-	6,344,004
Loan Commitments	9,155,541	-	9,155,541
Other Financial Instruments (1)	13,900,216	(1,384,764)	12,515,452
Debt Securities	11,705,563	(1,137,457)	10,568,106
Derivatives	779,829	(247,307)	532,522
Equity Securities	1,414,824	-	1,414,824
Total	181,147,247	(70,011,924)	111,135,323

December 31, 2015

	Maximum exposure	Collateral	Net exposure
In millions of COP
Loans and Financial Leases	145.620.639	(63.835.897)	81.784.742
Commercial	85,892,752	(26,496,740)	59,396,012
Consumer	21,170,615	(5,954,699)	15,215,916
Mortgage	17,118,783	(16,070,752)	1,048,031
Small Business Loans	886,913	(482,194)	404,719
Financial Leases	20,551,576	(14,831,512)	5,720,064
Off-Balance Sheet Exposures	16,396,103	-	16,396,103
Financial Guarantees	7,123,521	-	7,123,521
Loan Commitments	9,272,582	-	9,272,582
Other Financial Instruments (1)	15,468,928	(905,388)	14,563,540
Debt Securities	13,171,189	(552,744)	12,618,445
Derivatives	1,135,149	(352,644)	782,505
Equity Securities	1,162,590	-	1,162,590
Total	177.485.670	(64,741,285)	112.744.385

(1)	Collateral Held (-) and Collateral Pledged (+).

Maximum exposure to credit risk of the loans and financial leases refers to the carrying amount at the end of the period. It does not take into account any collateral received or any other credit risk mitigates.

Maximum exposure to credit risk of financial guarantees corresponds to the total amount granted at the end of the period. This amount represents the worst case scenario and does not reflect the expected results.

Maximum exposure to derivatives refers to the fair value at the end of the period, without considering any guarantee received or any other credit risk mitigates.

Maximum exposure to credit risk of debt securities and equity securities refers to the carrying amount at the end of the period without considering any guarantee received.

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

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies, including the following:

•	Credit exposure limits: It contains guidelines with regards to the establishment of credit exposure limits to customers, geographies and industries. The Bank applies the lending limits to borrowers established under Colombian law, which require among other things that uncollateralized loans to a single customer or economic group may not exceed 10% of the Parent Company’s Technical Capital.*

•	Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential borrowers and to select them properly. The riskiness of the borrowers is determined using credit rating models. These models use information as the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. The credit risk rating system is also used in determining the allowance for loans and advances and lease losses.

Loan applications, depending on their amount, are presented for approval at the level of management authority required.

•	Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

•	Allowance policies: The definition of this type of policies underlies the fulfillment of legal guidelines, in what is stipulated by the organization and for the analysis of borrowers in terms of the actions that must be undertaken in order to cover loss risk through The Bank’s credit exposure.

•	Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.

•	Portfolio recovery policies: Through the definition of these policies, the organization aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what the organization has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models.

*	Technical Capital refers to the amount of capital requited by local regulation. See Capital Management for further information.

Management of credit risk is carried out in all of the credit life cycle. These processes are defined in the following way:

•	Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.

•	Monitoring: Knowing the borrower’s situation during the life of the credit.

•	Recovery: Collection management during the different stages of the same credit.

In order to withstand the credit origination processes, the Bank develops scoring and rating models based on statistical information or criteria from experts, which differentiate the risk levels of potential borrowers in order to support the decision making process.

The Risk Corporate Vicepresidency is in charge of defining and documenting the specific characteristics of the models being utilized, as well as the parameters, variables to use in each case and the cut-off points that are applied per situation in the process of issuing credit. On a biannual basis at minimum, the Risk Corporate Vicepresidency must perform backtesting1 of the scoring and rating models used in the granting process in order to validate their effectiveness. Additionally, on a monthly basis, the entire credit portfolio will be rated taking into account the established internal models for the purpose of evaluating the credit risk of each borrower and constitute the required allowance for loans and advances and lease losses.

In addition to the evaluation and qualification of the portfolio, the monthly allowance for loans and advances and lease losses serves to measure the present condition of the portfolio, the methodologies used for its calculation serve as a tool to evaluate risk, be it in a collective or individual manner. Collective evaluation of the portfolio applies the following parameters for measuring risk: probability of default (PD), loss given default (LGD) and exposure at default (EAD).

For the evaluation of individual risk, parameters such as recovery rates estimated by score sheets that include financial, behavioral information, collaterals and qualitative variables, serve as elements for measuring risk and defining an allowance for loans and advances and lease losses for that borrower.

Annual backtesting must be performed on the allowances for loans and advances and lease losses models for the purpose of maintaining suitable hedge levels in accordance with the Bank’s risk appetite.

The Bank is continuously monitoring the concentration of the risk groups, as well as carrying out a daily control of the exposure to different economic groups, evaluating the legal limits of indebtedness in order to fulfill the norms established about the concentration limits.

The Bank performs international references determined by the rankings of external risks that allow the analysis of concentration levels in different geographic areas. On the other hand, at the legal level, the Bank is governed by the concepts and methodologies established by the external norms regarding the construction, administration and control of the concentration of economic groups.

[1]	Statistical procedures used to validate the quality and accuracy of a model, through the comparison of actual results and risk measures generated by the models.

The following classifications are established for the analysis of concentration:

•	By country: the risk country of the borrower will be the one where the operation that generates the resources to pay the credit obligation has ocurred.

•	By sector: done according to the sectorial sub-segmentation defined by the Bank based mainly on the code CIIU[2].

•	By categories: refers to the portfolio categories of each agreement (commercial and financial leases, consumer loans, small business loans and mortgages).

•	By economic group: according to the characteristics of economic groups as established by regulations.

b.	Credit Quality Analysis - Loans and Financial Leases

Rating System for Credit Risk Management

Its principal aim is to determine the risk profile of the borrower, which is obtained through a rating.

The rating for corporate loans is assigned based on the analysis of the interrelation of both qualitative and quantitative elements that can affect the fulfillment of the financial commitments acquired by a borrower. They take information on the financial statements, profit and loss statement, historical payment behavior both with the Bank and with other entities, and qualitative information on variables that are not explicit in the financial statements. The rating model is applied at the origination of the loan and is updated by a central qualification office to undertake a biannual evaluation of the loan portfolio, during the months of May and November each year.

In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information as personal details, financial information, historical behavior, the total number of credit products and external information from credit bureaus.

As the subsidiaries have their own internal rating models, for purposes of assessing the consolidated credit risk in a homogeneous bases, the Bank has established the following categories of risk in order to classify borrowers according to their payment behavior:

Category	Description
A- Normal Risk	Loans and financial leases in this category are appropriately serviced. The borrower’s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.
B- Acceptable Risk	Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses in the payment capacity of the borrower which may potentially affect, on a temporary or permanent basis, the borrower’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal servicing of the loans and financial leases.
C- Appreciable Risk	Loans and financial leases in this category represent insufficiencies in the borrower’s paying capacity or in the projected cash flow, which may compromise the normal servicing of the loans and financial leases.
D- Significant Risk	Loans and financial leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.
E- Unrecoverable	Loans and financial leases in this category are deemed uncollectible.

[2]	CIIU: International Standard Industrial Classification of All Economic Activities.

Description of Loans and Financial Leases

In order to evaluate and manage credit risk, the credits and financial leasing operations have been classified as:

•	Commercial and Financial Leases:

Loans granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The borrower of this portfolio is mainly made up of companies, segmented in homogenous groups that are constituted according to size, measured by annual sales. The following variables are part of this classification:

Segment	Incomes/Sales
Business	Companies with annual sales > = COP 20,000 M and < COP 45,000 M except for Banco Agrícola, which places borrowers with annual sales >= USD 1M and < USD 25 M and their main activity is in El Salvador.
Business Construction	Constructors who dedicate themselves professionally to the construction of buildings to be sold as their main activity, with annual sales >= COP 10,000 M and <= COP 20,000 M or with more than three projects.
Corporate Construction	Constructors who dedicate themselves to the construction of buildings to be sold as their main activity, with annual sales > COP 20,000 M or more than five projects
Corporate	Companies with annual sales >= COP 45,000 M., Banistmo places borrowers with annual sales superior to USD 10 Million in this classification and Banco Agrícola places borrowers with annual sales >= USD 25 M and their main activity is in El Salvador.
Institutional Financing	Financial sector institutions.
Government	Municipalities, districts, departments with their respective decentralized organizations and entities at the national level with annual sales > COP 20,000 M.
SME	Annual sales >= COP 280 M and < COP 20,000 M, with a classification between small, medium and large, except for Banistmo which place companies that do not surpass USD 10 M in annual sales in this classification.

•	Consumer:

Loans and financial leases, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles. The vehicle financed is used as collateral for the loan.
Credit Cards	Rolling credit limits for the acquisition of consumer goods, utilized by means of a plastic card.
Payroll loans	It is a credit line attached to an authorized individual payroll amount.
Others loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans. Credit cards are not included in this segment.

The counterparty of this portfolio is mainly made up of individuals, segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•	Mortgage:

These are loans, regardless of amount, granted to individuals for the purchase of a new or used house or to build a home, all in accordance with Colombian Law 546 of 1999.  These loans include loans denominated in Real Value Unit (UVR), which is an inflation index certified by the Colombian Central Bank, or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

The counterparty of the mortgage loan is mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income. Additionally, this credit portfolio modality is classified in VIS3 and no VIS.

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

The borrower of this portfolio is mainly made up of individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.

Loans and Financial Leases Collateral

The Bank obtains collateral for loans and leases in order to mitigate credit risk by foreclosing the collateral when the borrower cannot fully repaid the loan or lease. Collateral is considered in the determination of the allowance for loans and advances and lease losses when it complies with the following conditions:

•	Their fair value is enough to cover the exposure of the obligation and was established according to technical and objective criteria.

•	The entity is granted a preference or an improved right to obtain the payment of the obligation, becoming an effective collateral.

•	Its performance is reasonably possible.

•	They are a payment source that sufficiently attends to the credit as per the requirement of the Bank.

•	When the borrower is a government entity, the collateral has to have a pledge certificate issued by the appropriate authority.

[3]	VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 SMMLV.

The Bank has defined the criteria for the collateral enforceability, which are established according to the classification of loan portfolio. Besides, the Bank has set guidelines to value collaterals and the frequency of such valuations, as well as those guidelines related to the legalization, registry and maintenance of the collateral. Likewise, the Bank has defined the criteria for insurability, custody and the necessary procedures for their cancellation.

The update of the fair value of mortgages and vehicles collaterals for the loan portfolio is made between one and three years of agreement with the policy. The methodology used to estimate the fair value of the properties is applied by external and independent entities. Updating the fair value of the vehicles is done through guides and valid values commonly used as reference to set the value of a vehicle. The fair value of real state and vehicles are classified in levels 2 and 3 depending on the observability and significance of the inputs used in the valuation techniques according to the hierarchy established by IFRS 13.

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2016
Amount Covered by Collateral
In Millions of COP
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	18,359,267	1,493,231	17,862,248	-	215,889	37,930,635
Goods Given in Real Estate Leasing	-	-	-	9,231,286	-	9,231,286
Goods Given in Leasing Other Than Real Estate	-	-	-	6,185,983	-	6,185,983
Stand by Letters of Credit	206,453	-	-	-	-	206,453
Security Deposits	1,015,605	280,543	-	-	59,029	1,355,177
Guarantee Fund	2,542,666	53	308,532	-	348	2,851,599
Sovereign of the Nation	25,421	-	-	-	-	25,421
Collection Rights	2,896,981	35,816	-	-	1,230	2,934,027
Other Collateral (Pledges)	3,754,892	4,108,148	23,219	-	20,320	7,906,579
Without Guarantee (Uncovered Balance)	57,458,423	18,007,488	961,853	5,926,654	765,908	83,120,326
Total loans and financial leases	86,259,708	23,925,279	19,155,852	21,343,923	1,062,724	151,747,486

December 31, 2015
Amount Covered by Collateral
In Millions of COP
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	15,705,003	1,510,482	16,051,801	28,322	170,445	33,466,053
Goods Given in Real Estate Leasing	-	-	-	8,416,574	-	8,416,574
Goods Given in Leasing Other Than Real Estate	-	-	-	6,366,113	-	6,366,113
Stand by Letters of Credit	223,183	-	-	-	72	223,255
Security Deposits	957,826	257,268	-	-	26,665	1,241,759
Guarantee Fund	2,208,015	2,556	-	15,230	268,013	2,493,814
Sovereign of the Nation	38,132	-	-	-	-	38,132
Collection Rights	3,584,217	34,449	-	4,409	1,242	3,624,317
Other Collateral (Pledges)	3,780,364	4,149,944	18,951	864	15,757	7,965,880
Without Guarantee (Uncovered Balance)	59,396,012	15,215,916	1,048,031	5,720,064	404,719	81,784,742
Total loans and financial leases	85,892,752	21,170,615	17,118,783	20,551,576	886,913	145,620,639

Foreclosed assets and other credit mitigants

Assets received in lieu of payment (foreclosed assets) are recognized on the statement of financial position when current possession of the asset takes place.

Foreclosed assets represented by immovable or movable property are received based on a commercial valuation. Foreclosed assets such as equity securities and other financial assets, are received based on market value.

During 2016 and 2015, foreclosed assets received amounted to COP 487,122 and COP 107,663, respectively.

The Bank classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:

•	Non-current assets held for sale.

•	Other marketable assets.

•	Other non-marketable assets.

•	Financial instruments (investments).

•	Inventories.

•	Premises and equipment.

c.	Risk Concentration – Loans and Financial Leases

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: maturity loan, past due loan, loan categories and loan by sector and risk country, as shown here:

•	Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories for the years ended December 31, 2016 and December 31, 2015 are as follows:

Composition	December 31, 2016	December 31, 2015
In millions of COP
Commercial	86,259,708	85,892,752
Corporate	55,862,353	53,729,531
SME	16,521,808	15,386,399
Others	13,875,547	16,776,822
Consumer	23,925,279	21,170,615
Credit card	7,784,658	7,160,302
Vehicle	3,058,653	3,089,976
Payroll loans	5,080,660	4,950,780
Others	8,001,308	5,969,557
Mortgage	19,155,852	17,118,783
VIS	5,017,520	4,252,173
Non- VIS	14,138,332	12,866,610
Financial Leases	21,343,923	20,551,576
Small Business Loan	1,062,724	886,913
Loans and advances to customers and financial institutions	151,747,486	145,620,639
Allowance for loans and advances and lease losses	(6,621,911)	(5,248,755)
Total net loan and financial leases	145,125,575	140,371,884

•	Concentration of loan by maturity

The following table shows the ranges of maturity, understood as the remaining term for the completion of the contract of loans and financial leases at December 31, 2016 and 2015:

December 31, 2016
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
In millions of COP
Commercial	18,011,992	22,458,578	13,494,101	32,295,037	86,259,708
Corporate	9,679,076	14,032,332	8,385,002	23,765,943	55,862,353
SME	4,549,984	5,711,371	3,145,824	3,114,629	16,521,808
Others	3,782,932	2,714,875	1,963,275	5,414,465	13,875,547
Consumer	692,986	4,873,973	9,713,953	8,644,367	23,925,279
Credit card	189,648	1,465,599	2,363,351	3,766,060	7,784,658
Vehicle	68,174	644,217	1,516,701	829,561	3,058,653
Payroll loans	46,849	589,925	1,314,077	3,129,809	5,080,660
Others	388,315	2,174,232	4,519,824	918,937	8,001,308
Mortgage	37,068	130,429	309,167	18,679,188	19,155,852
VIS	11,151	45,615	81,807	4,878,947	5,017,520
Non-VIS	25,917	84,814	227,360	13,800,241	14,138,332
Financial Leases	3,389,108	2,719,026	3,168,629	12,067,160	21,343,923
Small business loans	128,025	604,831	161,559	168,309	1,062,724
Total gross loans and financial leases	22,259,179	30,786,837	26,847,409	71,854,061	151,747,486

December 31, 2015
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
In millions of COP
Commercial	28,961,893	15,299,262	11,833,781	29,797,816	85,892,752
Corporate	18,280,963	8,585,749	7,422,020	19,440,799	53,729,531
SME	4,837,267	4,845,179	2,831,739	2,872,214	15,386,399
Others	5,843,663	1,868,334	1,580,022	7,484,803	16,776,822
Consumer	4,067,215	4,749,430	8,163,021	4,190,949	21,170,615
Credit card	2,636,138	1,395,015	2,160,657	968,492	7,160,302
Vehicle	73,875	656,111	1,401,635	958,355	3,089,976
Payroll loans	157,659	837,630	2,104,080	1,851,411	4,950,780
Others	1,199,543	1,860,674	2,496,649	412,691	5,969,557
Mortgage	44,099	154,032	297,668	16,622,984	17,118,783
VIS	8,951	46,270	83,377	4,113,575	4,252,173
Non-VIS	35,148	107,762	214,291	12,509,409	12,866,610
Financial Leases	2,325,571	3,825,292	2,186,262	12,214,451	20,551,576
Small business loans	189,206	455,594	116,515	125,598	886,913
Total gross loans and financial leases	35,587,984	24,483,610	22,597,247	62,951,798	145,620,639

•	Concentration by past due days

The following shows the loans according to past due days. A loan is considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2016
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
In millions of COP
Commercial	84,353,343	361,110	116,876	857,622	570,757	86,259,708
Consumer	22,624,937	609,278	168,018	443,530	79,516	23,925,279
Mortgage	17,746,163	639,346	132,330	284,214	353,799	19,155,852
Financial Leases	20,695,617	149,214	25,238	160,557	313,297	21,343,923
Small Business Loan	943,393	42,941	11,639	46,382	18,369	1,062,724
Total	146,363,453	1,801,889	454,101	1,792,305	1,335,738	151,747,486

December 31, 2015
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
In millions of COP
Commercial	84,050,557	663,131	89,588	665,556	423,920	85,892,752
Consumer	20,143,667	507,297	129,684	324,305	65,662	21,170,615
Mortgage	15,943,609	549,298	112,261	247,540	266,075	17,118,783
Financial Leases	19,979,338	130,336	26,120	212,315	203,467	20,551,576
Small Business Loan	814,163	22,830	7,214	31,544	11,162	886,913
Total	140,931,334	1,872,892	364,867	1,481,260	970,286	145,620,639

•	Concentration of loans by economic sector

The following is the detail of the credit portfolio by main economic activity of the borrower for the years ended December 31, 2016 and 2015:

December 31, 2016
Economic sector	Loans and financial leases
	Local	Foreign	Total
In millions of COP
Agriculture	3,360,479	2,210,219	5,570,698
Petroleum and Mining Products	1,670,126	96,463	1,766,589
Food, Beverages and Tobacco	4,992,305	556,798	5,549,103
Chemical Production	3,184,196	218,010	3,402,206
Government	3,426,089	204,429	3,630,518
Construction	14,122,163	4,496,434	18,618,597
Commerce and Tourism	15,953,310	6,056,928	22,010,238
Transport and Communications	7,484,105	740,379	8,224,484
Public Services	5,013,469	4,626,201	9,639,670
Consumer Services	28,673,632	13,116,938	41,790,570
Commercial Services	15,186,857	5,753,166	20,940,023
Other Industries and Manufactured Products	6,141,378	4,463,412	10,604,790
Total	109,208,109	42,539,377	151,747,486

December 31, 2015
Economic sector	Loans and financial leases
	Local	Foreign	Total
In millions of COP
Agriculture	4,330,757	1,942,147	6,272,904
Petroleum and Mining Products	1,791,910	355,825	2,147,735
Food, Beverages and Tobacco	5,141,738	330,038	5,471,776
Chemical Production	2,871,547	331,651	3,203,198
Government	3,131,339	668,463	3,799,802
Construction	14,577,061	5,424,291	20,001,352
Commerce and Tourism	14,934,712	5,833,248	20,767,960
Transport and Communications	8,189,789	1,588,048	9,777,837
Public Services	4,881,297	4,807,362	9,688,659
Consumer Services	22,439,817	12,634,026	35,073,843
Commercial Services	15,956,430	3,049,918	19,006,348
Other Industries and Manufactured Products	5,657,242	4,751,983	10,409,225
Total	103,903,639	41,717,000	145,620,639

•	Credit concentration by country

The table below shows the concentration of the loans and financial leases by country. Loans are presented based on the country that they were originated:

December 31, 2016
Country	Loans and financial leases	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	102,011,845	67.22%	5,369,122	81.08%
Panamá	31,216,172	20.57%	783,883	11.84%
El Salvador	8,879,815	5.85%	345,364	5.22%
Puerto Rico	1,220,689	0.80%	10,218	0.15%
Perú	140,114	0.09%	9,958	0.15%
Guatemala	8,265,518	5.45%	102,772	1.55%
Other Countries	13,333	0.02%	594	0.01%
Total	151,747,486	100.00%	6,621,911	100.00%

December 31, 2015
Country	Loans and financial leases	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	95,970,455	65.90%	4,257,441	81.11%
Panamá	31,001,163	21.28%	558,856	10.65%
El Salvador	8,998,603	6.18%	404,384	7.70%
Puerto Rico	1,217,737	0.84%	13,545	0.26%
Perú	256,511	0.18%	13,953	0.27%
Guatemala	8,162,177	5.61%	-	0.00%
Other Countries	13,993	0.01%	576	0.01%
Total	145,620,639	100.00%	5,248,755	100.00%

•	Credit concentration by economic group

As of December 31, 2016 and 2015, concentration of the 20 largest economic groups amounted to COP 17.3 billion and 17.4 billion, respectively. This exposure corresponds to all credit active operations of these groups and the exposure of each one does not exceed 10% of the Parent Company’s Technical Capital in accordance with Colombian law respect to credit exposure limits.

d.	Credit quality – loans and financial leases

The following table shows information about current, past due and impaired loans as of December 31, 2016 and December 31, 2015:

December 31, 2016
Risk Category	Current loans without impairment	Past due loan without impairment	Current loans that are impaired	Past due and impaired loans	Total
In millions of COP
A- Normal Risk	134,686,374	183,232	1,590,500	11,110	136,471,216
B- Acceptable Risk	4,810,882	861,347	1,574,761	72,370	7,319,360
C- Appreciable Risk	-	-	2,603,480	979,191	3,582,671
D- Significant Risk	1,247	-	696,641	1,801,383	2,499,271
E- Unrecoverable Risk	-	-	532,715	1,342,253	1,874,968
Total	139,498,503	1,044,579	6,998,097	4,206,307	151,747,486

December 31, 2015
Risk Category	Current loans without impairment	Past due loan without impairment	Current loans that are impaired	Past due and impaired loans	Total
In millions of COP
A- Normal Risk	130,982,505	247,660	755,456	13,522	131,999,143
B- Acceptable Risk	6,101,551	740,335	778,519	62,211	7,682,616
C- Appreciable Risk	1,937	-	1,398,056	1,038,548	2,438,541
D- Significant Risk	-	-	576,447	1,245,135	1,821,582
E- Unrecoverable Risk	-	6,796	389,377	1,282,584	1,678,757
Total	137,085,993	994,791	3,897,855	3,642,000	145,620,639

In order to determine the loans and financial leases impairment the Bank considers the economic conditions and performance of the borrower’s industry, the analysis of payments behavior, events that could negatively affect the borrower’s ability to pay, among others.

Impairment is determined either by a collective or individual evaluation according to the amount and characteristics of the loan.

If the evaluation is collective, the impairment is determined in accordance with the variables PD, LGD and EAD. During 2016, enhancements to the estimation process were done, including the fact that information reflecting recoveries of defaulted loans for an entire economic cycle became available. The Bank, therefore, used the latest internal information to calculate the LGD parameter, that provides a better estimate of its borrower's credit risk. In prior periods, internal and external information (including finance sector data) was used. This change in accounting estimate resulted in a decrease of the allowance for loans and advances and lease losses amounting to COP 183,125 million at December 31, 2016.

All loans with a carrying amount equal or larger than COP 2,000 million are individually assessed (USD 1 million for foreign subsidiaries). The allowance for loans and advances and lease losses for significant impaired loans are assessed based on the present value of estimated future cash flows discounted at the original effective interest rate or on the fair value of collateral in the case where the loan is considered collateral-dependent. An allowance for loans and advances and lease losses is provided when discounted future cash flows or the fair value of collateral is lower than the book value.

The table below shows impaired loans and financial leases as of December 31, 2016 and December 31 and 2015 according to their type of evaluation:

December 31, 2016
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	Impairment	Carrying Amount	Impairment
In millions of COP
Commercial	4,547,366	1,767,139	2,245,077	1,121,557
Consumer	4,586	1,153	1,820,092	1,025,668
Mortgage	-	-	1,215,061	474,479
Financial Leases	454,477	265,920	815,043	144,318
Small Business Loan	-	-	102,702	73,594
Total	5,006,429	2,034,212	6,197,975	2,839,616

December 31, 2015
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	Impairment	Carrying Amount	Impairment
In millions of COP
Commercial	2,061,218	1,087,354	1,839,366	982,636
Consumer	349	349	1,422,849	989,868
Mortgage	-	-	1,091,645	385,137
Financial Leases	325,950	157,898	724,043	266,934
Small Business Loan	-	-	74,435	54,249
Total	2,387,517	1,245,601	5,152,338	2,678,824

A one-percent increase or decrease in PD or LGD and in the cash flows for impaired loans represents an increase of approximately COP 81,446 million in the allowance for loans and advances and lease losses or in a recovery of COP 118,556 million respectively. These sensitivity analyses do not represent management’s expectations of a decline in risk ratings or an increase in loss rates, however is provided as a hypothetical scenario to assess the sensitivity of the allowance for loans and advances and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

The following table shows the past due loans and financial leases without impairment:

December 31, 2016
	Current Loan	Past Due Loan
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
In millions of COP
Commercial	79,287,627	178,350	-	1,287	1	79,467,265
Consumer	21,809,911	290,549	5	133	3	22,100,601
Mortgage	17,485,525	368,574	50,410	36,282	-	17,940,791
Financial Leases	19,880,982	89,573	395	2,557	100,896	20,074,403
Small Business Loan	930,432	29,590	-	-	-	960,022
Total	139,394,477	956,636	50,810	40,259	100,900	140,543,082

December 31, 2015
	Current Loan	Past Due Loan
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
In millions of COP
Commercial	81,751,070	234,143	139	6,816	-	81,992,168
Consumer	19,474,745	272,251	118	303	-	19,747,417
Mortgage	15,673,893	289,159	38,718	25,368	-	16,027,138
Financial Leases	19,325,515	71,704	371	1,522	102,471	19,501,583
Small Business Loan	797,959	14,519	-	-	-	812,478
Total	137,023,182	881,776	39,346	34,009	102,471	138,080,784

e.	Credit Risk Management – Other Financial Instruments:

Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:

•	Term Limits: Each borrower is evaluated by the Risk Committee, in which the result of the authorized model for this type of borrower is reviewed (quantitative and qualitative variables), which allows the Risk Committee to establish the maximum term for which the Bank wishes to have exposure.

•	Credit Limits: Limits approved under the model and with authorization from the Risk Committee, as well as the exposure, are monitored in line or batch, in such a way that the presentation of excesses is mitigated.

•	Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.

•	Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of this events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.

•	Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.

•	Counterparty Alerts: There are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.

f.	Credit Quality Analysis - Other Financial Instruments:

In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), the Bank relies on two rating systems: an external one and an internal one, both of which allow to identify a degree of risk differentiated by segment and country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the income statement of the Bank.

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

Credit Quality Analysis of the Group

	Debt Securities		Equity		Derivatives[4]
	2016	2015	2016	2015	2016	2015
Maximum Exposure to Credit Risk
Low Risk	9,134,939	9,967,029	792,323	918,910	765,355	1,111,724
Medium Risk	1,695,848	1,987,026	11,111	-	94	101
High Risk	647,709	846,379	602	558	1,640	3,374
Without Rating	227,067	370,755	610,788	243,122	12,741	19,949
Total	11,705,563	13,171,189	1,414,824	1,162,590	779,829	1,135,149

In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:

Low Risk: All investment grade positions (from AAA to BBB-), as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, among others.) reflect adequate credit quality.

Medium Risk: All speculative grade positions (from BB+ to BB-), as well as those issuers that according to the available information (Financial statements, relevant information, external qualifications, CDS, among others) reflect weaknesses that could affect their financial situation in the medium term.

High Risk: All positions of speculative grade (from B+ to D), as well as those issuers that according to the information available (fFinancial statements, relevant information, external qualifications, CDS, among others) reflect a high probability of default of financial obligations or that already have failed to fulfill them.

[4]	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive. Therefore, the value described here differs from the book value.

•	Financial credit quality of other financial instruments that are not in default nor impaired in value

Debt Securities: 100% of the debt securities are not in default.

Equity Securities: The positions do not represent significant risks.

Derivatives: 99.85% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.

•	Maximum exposure level to the credit risk given for:

	Maximum Exposure		Collateral[5]		Net Exposure
	2016	2015	2016	2015	2016	2015
Maximum Exposure to Credit Risk
Debt Securities	11,705,563	13,171,189	(1,137,457)	(552,744)	10,568,106	12,618,446
Derivatives	779,829	1,135,149	(247,307)	(352,644)	532,522	782,505
Equity	1,414,824	1,162,590	-	-	1,414,824	1,162,590
Total	13,900,216	15,468,928	(1,384,764)	(905,388)	12,515,452	14,563,541

See Notes on this table

(1)	* Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied
* Debt Securities Book value 100%
* Equity Instruments:

- Shares:100%

- Investment funds: Book value 100%

•	Analysis of the maturity of other financial instruments that past due but not impaired

−	Debt Securities: Portfolio does not present past due nor impaired assets.
−	Equity securities: Portfolio does not present impaired assets
−	Derivatives: The past due assets are not material.

•	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt Securities

	Exposure		Impairment		Final Exposure
	2016	2015	2016	2015	2016	2015
Maximum Exposure to Credit Risk
Fair Value	8,538,974	9,709,314	-	-	8,538,974	9,709,314
Amortized Cost	3,166,589	3,461,875	-	-	3,166,589	3,461,875
Total	11,705,563	13,171,189	-	-	11,705,563	13,171,189

[5]	Collateral Held (-) and Collateral Pledged (+)

Equity

	Exposure		Impairment		Final Exposure
	2016	2015	2016	2015	2016	2015
Maximum Exposure to Credit Risk
Fair Value through profit or loss	895,425	761,907	-	-	895,425	761,907
Fair Value through OCI	519,399	400,683	-	-	519,399	400,683
Total	1,414,824	1,162,590	-	-	1,414,824	1,162,590

Collateral- other financial instruments:

Level of collateral: Respect to the type of asset or operation, a collateral level is determined according to the policies defined for each product and the market where the operation is carried out.

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

Assets received as bilateral collateral between counterparties: The collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)6 and with fulfillment in cash in dollars and managed by ClearStream. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.

Collateral adjustments for margin agreements: The adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

−	With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.
−	For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
−	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA (International Swaps and Derivatives Association)[7] and GMRA (Global Master Repurchase Agreement)[8] both for OTC derivatives and securities financing transactions.
−	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
−	For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
−	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

[6]	A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).
[7]	ISDA: is a trade organization of participants in the market for over-the-counter derivatives, which has created a standardized contract (the ISDA Master Agreement) to enter into derivatives transactions.
[8]	GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA), which is the body representing the bond and repo markets in Europe.

g.	Concentration of the credit risk - other financial instruments:

According to the regulations, the Bank must control on a daily basis the risk of positions of the Bank’s companies with the same issuer or counterparty stands, below the legal limits.

By the same way, the positions of the Bank are verified respect of the authorized risk levels in each country in order to guarantee the alerts and positions limits, that are considered outside of the Bank risk appetite.

h.	Risk exposure by economic sector and risk country:

	Debt Securities		Equity		Derivatives[9]
	2016	2015	2016	2015	2016	2015
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	2,148,173	800,366	1,193,132	986,281	187,171	289,326
Financial	979,201	1,211,737	186,123	132,442	545,990	596,102
Government	8,578,189	11,051,168	-	-	-	-
Funds and ETF	-	107,918	35,569	43,867	46,668	249,721
Total	11,705,563	13,171,189	1,414,824	1,162,590	779,829	1,135,148
Concentration by Location
North America	344,173	539,462	-	7,814	294,317	296,186
Latam	11,352,383	12,607,259	1,407,845	1,154,776	369,401	716,004
Europe	9,007	-	6,979	-	55,572	116,473
Others (Includes Funds and ETF)	-	24,467	-	-	60,539	6,485
Total	11,705,563	13,171,189	1,414,824	1,162,590	779,829	1,135,148

At the moment, the Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

9 For derivatives transactions counterparty risk is revealed as long as the valuation is positive. Therefore, the value described here differs from the book value.

2.	MARKET RISK

Market risk refers to the risk of losses in the Bank’s treasury book due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and equity economic value as a result of a change in market interest rates.

Market risk stems from the following activities at the Bank:

a)	Trading: includes purchase - sale and positioning mainly in fixed income securities, equities, currencies and derivatives, as well as the financial services provided to customers, such as brokerage. Trading instruments are recorded in the treasury book and are managed by the Treasury Division which is also responsible for the aggregated management of exchange rate exposures arising from the banking book and treasury book.

b)	Balance sheet management: refers to the assets and liabilities management, due to mismatches in maturities and repricing of them. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the equity economic value, maintaining adequate levels of liquidity and solvency. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

In the Bank, the market risks are identified, measured, monitored, controlled and reported in order to support the decision-taking process for their mitigation, and to create greater shareholder value added.

The guidelines, policies and methodologies for market risks management are approved by the Board of Directors, thus guaranteeing the congruence and consistency in the risk appetite among subsidiaries. Each country has a local Market and Liquidity Risk Management Office that applies at an individual level the principles of the Bank´s Market Risks Management Strategy. The Board of Directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.

The Bank´s Market and Liquidity Risks Management Office, responsible for monitoring and permanently controlling compliance with the limits established, is set up with clear independence from the trading and businesses units, ensuring enforcement authority. This independent control function is complemented by regular reviews conducted by the Internal Audit.

The Bank’s Market and Liquidity Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses: (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with the Bank’s risk management policies: (c) designing the methodologies for valuation of the market value of certain securities and financial instruments: (d) reporting to senior management and the Board of Directors any violation of the Bank’s risk management policies: (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book, and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that each subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors before the new product can be sold.

Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology required by the Superintendence of Finance (SFC), and the internal methodology of historical simulation. The standard methodology is established by “Chapter XXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005. The internal methodology of historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, obtained from the reference date of calculating the VaR. The standard methodology is used to report the market risk exposure to the Financial Superintendency and is also used to measure the capital requirements for the Bank, therefore the analysis below is based on information obtain from this model.

The Bank’s VaR limits structure for trading activities, is sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is held. It ensures that the market risk is not concentrated in certain asset classes and maximizes the portfolio diversification effect. These limits are defined by companies, products or by risk takers. The majority of the limits are based on the maximum VaR values to which a certain portfolio can be exposed, nevertheless, loss triggers, stop loss and sensitivity warning levels are also set, especially in the derivatives portfolios. The limits are approved by the Board of Directors, and set based on factors such as tolerance for losses, capital resources and market´s complexity and volatility. They are monitored daily, and their excesses or violations are reported to the Board of Directors and the Risk Committee.

Additional measurements like stress tests are done, to identify extreme unusual situations that could cause severe losses. Stress simulations include historical events and hypothetical scenarios. Back testing or model validation technics through comparison of predicted and actual loss level are applied on a regular basis to analyze and contrast the accuracy of the VaR calculation methodology in order to confirm its reliability, and make adjustments to the models if necessary.

Within the control and monitoring processes of market risks, reports are elaborated on a daily, weekly and monthly basis. They include an analysis of the most relevant risk measures and allow for monitoring the exposure levels to market risks and to the legal and internal limits established for each one of the levels of the Bank. These reports are taken as an input for the decision-taking process in the different Committees and management of the Bank.

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

a.	Measurement of market risk of trading instruments

The Bank currently measures the treasury book exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions. In addition, the methodology aggregate all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

Zone	Band	Modified Duration		Changes in Interest Rates (pbs)
		Lower Limit	Upper Limit	Legal Currency	UVR	Foreign Currency
Zone 1	1	0	0.08	274	274	100
	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
Zone 2	5	1	1.9	222	250	90
	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
Zone 3	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60

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

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES).

•	Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk

The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in these financial statements to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“∆p”). The (“∆p”) is determined by the SFC, as shown in the following table:

Currency	Sensitivity Factor
United States Dollar	5.5%
Euro	6%
Other currencies and gold	8%
Equity and Fund Risk	14.7%

The interest rate’s fluctuations and the sensitivity factors for currency, equity and fund risk used in the model are established by the SFC according to historical market performance, and have not changed since March 2011.

•	Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk, which are calculated as the algebraic sum of the Parent Company and each of its subsidiaries’ exposure to these risks.

The following table presents the total change on market risk and every risk factor.

December 2016
In millions of COP
Factor	End of Year	Average	Maximum	Minimum
Interest Rate	251,904	266,447	308,534	238,625
Exchange Rate	247,047	331,528	393,365	247,047
Share Price	61,120	61,811	76,438	55,264
Collective Portfolios	36,915	44,790	112,614	36,808
Total Value at Risk	596,986	704,576	827,564	596,987

December 2015
In millions of COP
Factor	End of Year	Average	Maximum	Minimum
Interest Rate	276,405	212,472	276,405	134,113
Exchange Rate	348,815	144,018	348,815	58,516
Share Price	54,947	56,931	80,676	49,377
Collective Portfolios	40,675	41,108	46,994	35,616
Total Value at Risk	720,842	454,529	720,842	301,236

•	Assumptions and Limitations of VaR Models

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

•	Interest Risk Exposure (Banking Book)

The Bank has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 100 basis points (bps).

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book.

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
In millions of COP
Assets sensitivity 100 bps	614,268	579,393
Liabilities sensitivity 100 bps	366,262	332,079
Net interest income sensitivity 100 bps	248,006	247,314

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreing currency (US dollars) at December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
In millions of USD
Assets sensitivity 100 bps	78,173	74,228
Liabilities sensitivity 100 bps	71,401	69,869
Net interest income sensitivity 100 bps	6,772	4,359

A positive net sensitivity denotes a higher sensitivity of assets than of liabilities and implies that a rise in interest rates will positively affect the Bank´s net interest income. A negative sensitivity denotes a higher sensitivity of liabilities than of assets and implies that a rise in interest rates will negatively affect the Bank´s net interest income. In the event of a decrease in interest rates, the impacts on net interest income would be opposite to those described above.

Total Exposure:

As of December 31, 2016, the net interest income sensitivity in local currency for the banking book instruments, entered into for other than trading purposes with positive parallel shifts of 100 basis points was COP 248 million, which is not a significant difference between 2015 and 2016.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 100 basis points, was USD 6.8 million at December 31, 2016, compared with USD 4.4 million at December 31, 2015. The increased net interest income sensitivity due to interest rate risk between 2015 and 2016 occurred due to the increase in the sensitivity of the loan portfolio, because of the decrease in their repricing frecuency.

Assumptions and limitations:

Net interest income sensitivity analysis is based on the repricing model and consider the following key assumptions: (a) does not consider prepayments, new operations, defaults, etc., (b); the fixed rate instruments sensitivity, includes the amounts with maturity lower than one year and assumes these will be disbursed at market interest rates and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

•	Structural equity risk exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in energy and construction sectors. Smaller positions are held on the financial sector. The market value of those investments decreased by 56% during the year, to COP 114 billion as of December 31, 2016 from COP 262 billion as of December 31, 2015, as a result of the sale of a portion of the investments in the construction sector.

The structural equity positions are exposed to equity price risk. Sensitivity calculations are made for those positions:

Table 2. Share Price Sensitivity

	December 2016	December 2015
Fair Value	113,835	261,648
Delta	14.7%	14.7%
Sensitivity	16,734	38,462

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 16 billion on the structural equity investments market value, which would decrease from COP 114 billion to COP 97 billion.

3.	LIQUIDITY RISK

Liquidity risk is defined as the inability of a financial firm to meet its debt obligations without incurring unacceptably large losses. Thus, funding liquidity risk is the risk that a firm will not be able to meet its current and future cash flow and collateral needs, both expected and unexpected, without materially affecting its daily operations or overall financial condition. The Bank is sensitive to funding liquidity risk since debt maturity transformation is one of its key business areas.

At the Bank, liquidity prevails over any objective of growth or revenue. Managing liquidity has always been a fundamental pillar of its business strategy, together with capital, in supporting its balance sheet strength.

The Bank’s liquidity management model promotes the autonomy of subsidiaries, which must be self-sufficient in their structural funding. Each subsidiary is responsible for meeting the liquidity needs of its current and future activity, within a framework of management coordination at the Bank level. The metrics used to control liquidity risk are developed based on common and homogeneous concepts, but analysis and adaptation are made by each subsidiary.

In line with best governance practices, the Bank has established a clear division of function between executing liquidity management, responsibility of the Asset and Liability Division, and their monitoring and control, responsibility of the Market and Liquidity Risks Management Office.

The different authorities of senior management define the policies and guidelines for managing liquidity risk. These authorities are the Board of Directors, the Risk Committee, and senior management of the Parent Company, which set the risk appetite and define the financial strategy. The ALCO committees (Asset and liability committee) define the objective positioning of liquidity and the strategies that ensure the funding needs derived from businesses. The ALM division (Asset and liability management) and the Market and Liquidity Risks Management Office support the mentioned committees, which elaborate analysis and management proposals, and control compliance with the limits established.

Liquidity Risks Management Office is responsible for proposing the minimum amount of the liquidity reserve, the policies of the liquidity portfolio, defining premises and metrics in order to model the behaviour of the cash flows, proposing and monitoring liquidity limits in line with the Bank's risk appetite, simulating stress scenarios, evaluating and reporting the risks inherent to new products and operations; and submitting the reports required by the internal authorities for decision-making, as well as by regulators. All of the above activities are verified and evaluated by the Internal Audit.

The measures to control liquidity risk include maintaining a portfolio of high liquid assets, and the definition of triggers and liquidity limits, which enable evaluating the level of exposure of each one of the entities in a proactive way.

The methodologies used to control liquidity risk include the liquidity gaps and stress scenarios. The liquidity gaps measure the mismatches of assets, liabilities and off-balance sheet position´s cash flows, separately for local currency and foreign currency. Regulatory metrics are also applied, in which the contractual maturities are used; and internal models in which the cash flows are adjusted by different ratios, to reflect a more accurate behavior of them.

Each subsidiary has its own liquidity contingency plan, which is tested annually. These contingency plans procure the optimization of different funding sources, including obtaining additional funding from the Parent Company.

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

a.	Liquidity risk exposure:

In order to estimate liquidity risk, the Bank measure a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 day. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2016	December 31, 2015
Net cash outflows into 30 days*	6,726,831	4,940,749
Liquid Assets	26,224,218	25,295,734
Liquidity coverage ratio	389.85%	511.98%

The liquidity ratio stood at 389.85% at December 31, 2016, for this year it change the way in which the 30-day liquidity requirements were measured. In 2015, using the new methodology the net cash outflows into 30 days would have been COP 7,492,314 and the liquidity coverage ratio would have been 337.6%

*Net cash outflows into 30 days: (Interbank borrowings, Financial assets investments, Loans and advances to customers, Derivative financial instruments), minus  30 days contractual maturities of liabilities  Demand deposit Time deposits, Interbank deposits Borrowings from other financial institutions Debt securities, Derivative financial instruments.

c.	Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Group’s financial assets:

Contractual maturities of financial assets 2016

Financial Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Cash and balances with central bank	16,216,907	-	-	-
Interbank borrowings - Repurchase agreements	4,475,341	-	-	-
Financial assets investments	5,438,351	3,805,890	2,025,553	2,016,014
Loans and advances to customers	55,098,988	48,180,287	27,881,140	49,141,494
Derivative financial instruments	1,437,057	274,065	202,543	533,265
Total financial assets	82,666,644	52,260,242	30,109,236	51,690,773

Contractual maturities of financial assets 2015

Financial Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Cash and balances with central bank	14,295,163	-	-	-
Interbank borrowings - Repurchase agreements	4,727,842	-	-	-
Financial assets investments	6,172,115	5,246,429	1,490,030	3,884,006
Loans and advances to customers	55,371,495	45,822,004	30,971,805	48,150,359
Derivative financial instruments	2,083,030	570,041	201,374	616,116
Total financial assets	82,649,645	51,638,474	32,663,209	52,650,481

d.	Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities 2016

Financial Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Demand deposit from customers	70,136,704	-	-	-
Time deposits from customers	36,297,356	12,465,672	6,362,963	2,778,373
Interbank deposits - Repurchase agreements	2,295,020	-	-	-
Borrowings from other financial institutions	11,436,389	3,990,970	5,813,910	1,829,142
Debt securities in issue	2,965,927	4,626,491	8,380,097	9,083,988
Derivative financial instruments	1,072,980	194,556	165,462	528,894
Total financial liabilities	124,204,376	21,277,689	20,722,432	14,220,397

Contractual maturities of financial liabilities 2015

Financial Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Demand deposit from customers	73,088,239	-	-	-
Time deposits from customers	36,834,046	10,102,847	3,800,463	3,009,904
Interbank deposits - Repurchase agreements	1,660,910	-	-	-
Borrowings from other financial institutions	14,087,425	4,587,870	1,680,978	1,646,747
Debt securities in issue	2,907,077	3,687,330	7,456,174	13,118,661
Derivative financial instruments	2,072,756	318,171	110,677	538,325
Total financial liabilities	130,650,453	18,696,218	13,048,292	18,313,637

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

•	The demand deposits historically have maintained a tendency to remain stable.
•	The mortgages loans, in spite of having contractual maturity between 15 and 20 years, its average life is less than these terms.

e.	Financial guarantees

The tables below set out the remaining contractual maturities of the Bank’s financial guarantees

December 31, 2016	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Financial guarantees	4,602,250	1,228,289	367,298	146,167

December 31, 2015	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Financial guarantees	4,804,027	1,430,371	548,991	340,132

•	Liquid assets: The following are considered as liquid assets: cash, units in collective investment funds, shares listed on a stock exchange in Colombia that are eligible to be traded or repo traded and investments tradable and available for trading.

•	High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.

•	Other Securities: Securities issued by financial and corporate entities.

4.	CAPITAL MANAGEMENT

In order to cover future unexpected losses and be prepared against economic crisis, the Bank is engaged with an active capital management role. To this end, one of the main Director of Financial Control’s responsibility, is to monitor constantly the capital adequacy allocation and suggest the appropriate measures before crisis take place.

Exercises such as stress testing assessment and Internal Capital Adequacy Assessment Process (ICAAP), are run for internal and external purposes and reported to the Board of Directors and senior levels to ensure all risks are managed according to our risk appetite, policies and regulation.

Simultaneously, senior management is engaged in maintaining a balance between an adequate capital allocation and our shareholders value proposal compliance. In doing so, upcoming investment plans will be funded by capital markets and operational flows without causing negative results among our shareholders´ interests.

In accordance with the Capital Adequacy Requirements explained above (see Supervision and Regulation ITEM4 B8), financial institutions in Colombia are required to achieve a minimum solvency ratio (Basic Solvency Risk Index, Tier 1) above 4,5%, and a total solvency risk index (Tier 2) greater than or equal to 9,0%.

In spite of the above, the management has directed its efforts towards the equity strengthening as shown in table below.

As of December 31
2016
(in millions of COP)
Regulatory Capital and Capital Adequacy Ratios
Basic Ordinary Equity	19,235,519
Deductions Basic Ordinary Equity	(4,193,122)
Total Basic Ordinary Equity	15,042,397
Additional Equity	7,069,448
Total Regulatory Capital	22,111,845

