Form 20-F
period 2017-12-31
BANCOLOMBIA SA
filed 2018-04-30
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
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

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒     Accelerated filer ☐    Non-accelerated filer ☐    Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

C.	ORGANIZATIONAL STRUCTURE	71
D.	PREMISES AND EQUIPMENT	73
E.	SELECTED STATISTICAL INFORMATION	74

E.1.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL	74
E.2.	INVESTMENT PORTFOLIO	79
E.3.	LOAN PORTFOLIO	83
E.4.	SUMMARY OF LOAN LOSS EXPERIENCE	89
E.5.	DEPOSITS	96
E.6.	RETURN ON EQUITY AND ASSETS	97
E.7.	SHORT-TERM BORROWINGS	97

ITEM 4 A.	UNRESOLVED STAFF COMMENTS	98

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	98
A.	OPERATING RESULTS	98

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2017 VERSUS 2016	100
GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2016 VERSUS 2015	105

2

B.	LIQUIDITY AND CAPITAL RESOURCES	126

B.1.	LIQUIDITY AND FUNDING	126
B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES	132
B.3.	COMMITMENT FOR CAPITAL EXPENDITURES	133

A.1.	CONSOLIDATED FINANCIAL STATEMENTS	156
A.2.	LEGAL PROCEEDINGS	156
A.3.	DIVIDEND POLICY	156

3

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

References to “Bancolombia”, the “Bank”, “us”, “we” or “our” refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

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

References to “Colombian banking GAAP” refer to generally accepted accounting principles in Colombia as regulated by Law 1314 of 2009, Decree 1851 of 2013 and as supplemented by the applicable regulations of the SFC, which differs with IFRS in (i) the recognition of impairment for loans; (ii) the classification and subsequent measurement of debt and equity investments, and (iii) the impairment of foreclosed assets.

References to “Congress” refer to the national congress of Colombia.

References to "Consolidated Financial Statements" refer to the audited consolidated statements of financial position of the Bank as of December 31, 2017 and 2016 and the audited consolidated statements of income, of comprehensive income, changes in equity and cash flows for the years ended December 31, 2017, 2016 and 2015 and related notes included in this Annual Report.

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

References to “Grupo Agromercantil” refer to Grupo Agromercantil Holding S.A., a company organized under the laws of the Republic of Panama and the parent company of BAM, and its consolidated subsidiaries, unless the context otherwise requires.

References to “IFRS” refer to the International Financial Reporting Standards as issued by the International Accounting Standards Board.

References to “IRS” refer to the U.S. Internal Revenue Service.

References to “Leasing Bancolombia” refer to Leasing Bancolombia S.A. Compañía de Financiamiento, a Subsidiary of Bancolombia S.A. organized under the laws of Colombia that on September 30, 2016, merged into Bancolombia S.A.

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

References to “Renting Colombia” refer to Renting Colombia S.A., a Subsidiary of Bancolombia S.A. organized under the laws of Colombia, which provides operating lease and fleet management services for individuals and companies.

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

References to “SEC” refer to the U.S. Securities and Exchange Commission.

References to “SMEs” refer to Small and Medium Enterprises.

References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia. In 2017, the SMMLV in Colombia was COP 737,717.

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

References to “Superintendency of Industry and Commerce” or “SIC” refer to the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio de Colombia), a technical entity under the Ministry of Commerce, Industry and Turism (Ministerio de Comercio, Industria y Turismo) with functions of supervision and regulation of the competition in several industries, including financial institutions.

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

The term “billion” means one thousand millions (1,000,000,000).

The term “trillion” means one million millions (1,000,000,000,000).

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in Item 3. “Key Information – D. Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. These factors include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by the Bank’s borrowers; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings; and (xi) changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions in which the Bank does business.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited consolidated statements of financial position of the Bank as of December 31, 2017 and 2016 and the audited consolidated statements of income, of comprehensive income, changes in equity and cash flows for the years ended December 31, 2017, 2016 and 2015 and related notes (the “Consolidated Financial Statements”) included in this Annual Report were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local GAAP of each subsidiary.

The Consolidated Financial Statements include entities which the Bank controls, directly or indirectly. See Item 4. “Information on the Company – C. Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for Bancolombia S.A., and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements as of December 31, 2017 and 2016 and for the three fiscal years ended December 31, 2017, 2016 and 2015 contained in this Annual Report are expressed in millions of pesos.

This Annual Report translates certain pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 2,984.00 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2017. The SFC also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 27, 2018, the Representative Market Rate was COP 2,812.83 per USD 1.00.

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

The Bank maintains an internet site at http://www.grupobancolombia.com/. In addition, certain of the Bank’s Subsidiaries referred to in this Annual Report maintain separate internet sites. For example, Banco Agrícola and Banistmo maintain internet sites at http://www.bancoagricola.com/ and http://www.banistmo.com/, respectively. Information included on or accessible through Bancolombia’s internet site or the internet site of any of the Subsidiaries of the Bank is not part of this Annual Report. All references in this Annual Report to these and other internet sites are inactive textual references to these URLs, or “uniform resource locators”, and are for your informational reference only.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected consolidated statement of financial position data as of December 31, 2017 and 2016, and the selected consolidated statement of income data for each of the periods ended December 31, 2017, 2016 and 2015, set forth below have been derived from the Consolidated Financial Statements under IFRS as issued by the IASB included in this Annual Report, except for the figures translated to U.S. dollars, which are presented for the convenience of the reader.

The selected consolidated statement of financial position data as of December 31, 2015 and 2014 have been derived from audited consolidated financial statements previously filed with the SEC as part of the Bank’s Annual Report on Form 20-F for the years ended December 31, 2016 and 2015.

The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto, and the audit reports of the Bank’s independent registered public accounting firms.

The Consolidated Financial Statements of the Bank as of and for the years ended December 31, 2017 and 2016 were audited by Deloitte and Touche Ltda, while the Consolidated Financial Statements of the Bank as of and for the years endedDecember 31, 2015 and 2014 were audited by PricewaterhouseCoopers Ltda.

		As of and for the year ended December 31,
		2017 (1)		2017		2016		2015		2014
		In millions of COP and thousands of USD, except per share and per ADS amounts
CONSOLIDATED STATEMENT OF INCOME DATA:
Total interest and valuation	USD	5,591,715	COP	16,685,677	COP	15,748,805	COP	11,269,644	COP	9,172,163
Interest expenses		(2,088,802)		(6,232,986)		(6,053,100)		(4,037,941)		(3,164,611)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments		3,502,913		10,452,691		9,695,705		7,231,703		6,007,552
Credit impairment charges on loans and advances and financial leases, net		(1,162,433)		(3,468,699)		(2,643,710)		(1,667,680)		(843,597)
Credit impairment recoveries (charges) on off balance sheet credit instruments		2,297		6,854		(87,442)		(7,421)		(25,608)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments		2,342,777		6,990,846		6,964,553		5,556,602		5,138,347
Total other operating income (2)		1,417,349		4,229,370		3,982,779		3,577,320		3,084,942
Total operating expenses		(2,422,066)		(7,227,445)		(6,979,050)		(5,898,287)		(5,118,695)
Profit before tax		1,338,060		3,992,771		3,968,282		3,235,635		3,104,594
Income tax		(415,080)		(1,238,598)		(1,176,832)		(649,250)		(737,676)
Profit for the year from continuing operations		922,980		2,754,173		2,791,450		2,586,385		2,366,918
Net income from discontinued operations		-		-		163,497		22,513		62,867
Net income		922,980		2,754,173		2,954,947		2,608,898		2,429,785
Net income attributable to equity holders of the parent company	USD	876,340	COP	2,615,000	COP	2,865,328	COP	2,518,890	COP	2,387,086
Non-controlling interest		46,640		139,173		89,619		90,008		42,699
Weighted average of Preferred and Common Shares outstanding (3)				961,827,000		961,827,000		961,827,000		941,936,589
Basic and diluted earnings per share to common shareholders (3)		0.93		2,780		3,040		2,680		2,591
From continuing operations		0.93		2,780		2,870		2,656		2,524
From discontinued operations		-		-		170		24		67
Basic and diluted earnings per ADS (3)		3.73		11,120		12,160		10,720		10,364
From continuing operations		3.73		11,120		11,480		10,624		10,096
From discontinued operations		-		-		680		96		268
Cash dividends declared per share		-		1,020		950		888		830
Cash dividends declared per share (stated in USD)		-		0.34		0.32		0.28		0.26
Cash dividends declared per ADS		-		4,080		3,800		3,552		3,320
Cash dividends declared per ADS (stated in USD)		-		1.37		1.27		1.13		1.05

(1) Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of COP 2,984.00 per U.S. 1.00 on December 31, 2017.

(2) Includes total fees and commissions, net other operating income and dividends received, and share of profits of equity method investees. See consolidated statement of income to the consolidated financial statements. As of December 31, 2017, the Bank recognized the amount of COP 173,339 due to impairment charges on joint venture, for further information see Note 7.

(3) The weighted average of preferred and common shares outstanding for the fiscal years ended December 31, 2017, 2016 and 2015 reflects 452,122,416 preferred shares and 509,704,584 common shares, and for the fiscal year ended December 31, 2014 reflects 432,232,005 preferred shares and 509,704,584 common shares.

		As of December 31,
		2017(1)		2017		2016		2015		2014
		In millions of COP and thousands of USD, except per share and ADS amounts
SELECTED CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA:
Assets:
Cash and cash equivalents	USD	6,087,682	COP	18,165,644	COP	20,460,245	COP	18,597,614	COP	13,466,783
Financial assets investments		5,488,356		16,377,253		13,060,653		14,277,824		12,784,223
Derivative financial instruments		380,151		1,134,372		1,677,970		2,382,168		1,448,845
Loans and advances to customers and financial Institutions		53,776,171		160,468,094		151,747,486		145,620,639		115,173,653
Allowance for loans and advances and lease losses		(2,755,732)		(8,223,103)		(6,621,911)		(5,248,755)		(4,789,257)
Assets held for sale and inventories		126,341		377,003		273,187		1,950,808		97,744
Investment in associates and joint ventures		524,484		1,565,059		1,298,246		546,549		1,349,697
Investment property		555,432		1,657,409		1,581,689		1,505,046		1,114,180
Premises and equipment, net (2)		1,048,058		3,127,405		3,115,697		3,052,266		2,646,321
Goodwill and intangible assets, net		2,222,327		6,631,424		6,694,037		7,092,255		4,585,849
Deferred tax, net		49,804		148,614		222,862		170,482		187,737
Other assets		830,776		2,479,037		2,750,883		3,025,971		1,564,106
Total assets	USD	68,333,850	COP	203,908,211	COP	196,261,044	COP	192,972,867	COP	149,629,881
Liabilities and stockholders' equity: Liabilities and equity
Deposits by customers		44,222,257		131,959,215		124,624,011		121,802,028		94,769,319
Borrowings from other financial institutions		4,632,088		13,822,152		18,905,843		19,721,184		13,852,284
Debt securities in issue		6,584,689		19,648,714		18,704,809		19,435,865		14,527,403
Other liabilities (3)		4,707,969		14,048,580		11,549,401		11,605,871		9,114,395
Total equity		8,186,847		24,429,550		22,476,980		20,407,919		17,366,480
Total liabilities and equity	USD	68,333,850	COP	203,908,211	COP	196,261,044	COP	192,972,867	COP	149,629,881

(1) Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of COP 2,984.00 per U.S. 1.00 on December 31, 2017.

(2) The Bank previously classified land and buildings that were acquired through foreclosure of loans with net carrying amount of 189,296 as of December 31, 2015 in premises and equipment. As of December 31, 2016, and 2015, such assets were reclassified to other assets as they are intended for immediate sale or disposition.

(3) Includes interbank deposits, repurchase agreements and other similar secured borrowing, liabilities relating to assets held for sale, derivative financial instruments, preferred shares, current tax, deferred tax, net, employees benefit plans and other liabilities See consolidated statement of financial position to the Consolidated Financial Statements.

See ― “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information –A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars duringthe fiscal years ended December 31, 2017, 2016, 2015 and 2014.

SELECTED RATIOS

	As of and for the year ended December 31,
	2017	2016	2015	2014
	Percentages, except for operating data
SELECTED RATIOS: (1)
Profitability ratios:
Net interest and valuation margin from continuing operations (2)	6.07	5.96	5.25	5.30
Return on average total assets from continuing operations (3)	1.30	1.49	1.53	1.72
Return on average stockholders‘ equity attributable to the owners of the parent company (4)	11.99	14.52	13.62	14.81
Efficiency ratio:
Operating expenses to net operating income from continuing operations	49.23	51.02	54.57	56.30
Operating expenses to average total assets from continuing operations	3.60	3.64	3.62	3.80
Operating expenses to productive assets from continuing operations	4.20	4.29	4.28	4.51
Capital ratios:
Technical capital to risk weighted assets (5)(6)	14.18	13.26	12.46	N/A
Credit quality data:
Past due loans to loans principal (9)	4.49	3.31	2.98	2.62
“C”, “D” and “E” loans as a percentage of loans principal	6.34	5.07	3.95	3.81
Allowances for loan and lease losses to past due loans principal	107.52	125.90	115.16	145.55
Allowance for loan and lease losses as a percentage of “C”, “D” and “E” loans principal	76.12	82.08	87.00	100.09
Allowance for loan and lease losses as a percentage of total loans principal	4.83	4.17	3.43	3.81
Operational data (in units):
Number of branches (7)	1,153	1,247	1,274	1,067
Number of employees (8)	31,061	31,598	34,390	30,158

1.	Average balances used to calculate the ratios shown above have been calculated as follows: for the years ended December 31, 2017, 2016 and 2015, for each month, the actual month-end balances were established. The average consolidated balance for such periods is the average of such month-end balances. These averages are calculated using 13 data points. The Bank has calculated the average balances using quarterly book balances for the year ended December 31, 2014 as we believe such balances are representative of our operations and it would be too costly to produce average balances using monthly balances under IFRS.
2.	Net interest and valuation income divided by average interest-earning assets.
3.	Net income divided by average total assets.
4.	Net income divided by average stockholders’ equity attributable to the owners of the parent company.
5.	For an explanation of risk-weighted assets and Technical Capital, see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation” and Item 5 “Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – B.1. Liquidity and Funding - Capital Adequacy".
6.	The Bank’s consolidated capital adequacy was computed considering balance accounts under IFRS as of December 31, 2017, 2016 and 2015. For 2014 the balance accounts were under Colombian Banking GAAP, as a result the figure is not comparative.
7.	Number of branches includes branches of the Bank’s Subsidiaries. For some subsidiaries, the central office is considered a branch. Representative offices are included.
8.	The number of employees includes employees of the Bank’s consolidated Subsidiaries. For the years 2015 and 2014 Tuya S.A had 3,020 and 2,639 employees, respectively. For the years 2016 and 2017, Tuya S.A. is classified as an investment in a joint venture in the Bank’s consolidated financial statements.
9.	Loans that are past due more than 30 days to loans principal.

Exchange Rates

On March 31, 2018, the Representative Market Rate was COP 2,780.47 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the SFC calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period-End
March 2018	2,780.47	2,879.15	2,780.47
February 2018	2,806.67	2,908.70	2,867.94
January 2018	2,783.13	2,940.94	2,835.05
December 2017	2,962.14	3,029.75	2,984.00
November 2017	2,976.39	3,055.57	3,006.04
October 2017	2,921.92	3,039.19	3,039.19

Source: SFC.

The following table sets forth the peso/U.S. dollar representative market rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Representative Market Rate
Period	Period-End	Average
	Peso/USD 1.00
2017	2,984.00	2,963.13
2016	3,000.71	3,039.23
2015	3,149.47	2,773.43
2014	2,392.46	2,019.38
2013	1,926.83	1,881.04

Source: SFC.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates.

Changes in economic and political conditions in Colombia, Panama, El Salvador and Guatemala or in other countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality are significantly dependent on the macroeconomic and political conditions prevailing in Colombia, Panama, El Salvador, Guatemala and the other jurisdictions where the Bank operates. Accordingly, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in such jurisdictions may affect the overall business environment and may in turn negatively affect the Bank’s financial condition and results of operations.

In particular, the governments of Colombia, Panama, El Salvador and Guatemala have historically exercised substantial influence on their economies, and they are likely to continue to implement policies that will have an important impact on the business and results of operations of the entities in such countries (including the Bank), market conditions and prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations may cause instability and volatility in Colombia, Panama, El Salvador and Guatemala, and their respective markets. Future developments in government policies could negatively affect the Bank’s business and financial condition and the market value of its securities.

Although Colombia and Panama currently have investment grade credit ratings from international rating agencies, El Salvador and Guatemala do not. As of the date of this Annual Report, El Salvador has a long-term debt rating of Caa1 (stable) from Moody’s, and CCC+ (stable) by S&P. Guatemala has ratings of BB (stable) and BB- (stable) from Fitchs and S&P, respectively. Further downgrades in the ratings of either country, or the failure of Colombia or Panama to maintain investment grade credit ratings, could increase the Bank’s funding costs and adversely affect our results of operation and financial condition.

The economies of the countries in which the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general contagion effects, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.

A significant decline in economic growth or a sustained economic downturn of any of Colombia’s, Panama’s, El Salvador’s or Guatemala’s major trading partners (i.e., the European Union, the United States, China and other Latin American countries for Colombia and the United States and European Union for Panama, Guatemala and El Salvador) could have a material adverse impact on Colombia’s, Panama’s, El Salvador’s and Guatemala’s balance of trade and remittances inflows, resulting in lower economic growth.

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

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, Panama, El Salvador, Guatemala or other countries in which the Bank operates, could adversely affect the Bank’s consolidated results.

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

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, including during 2017, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Because a portion of the Bank’s assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

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

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. In particular, since January 2018, IFRS 9 requires us to record credit losses on a loan at inception on an expected loss basis instead of recording credit losses on an incurred loss basis, which is likely to result in an increase in the Bank´s provisions for such losses. For further information about developments in financial accounting and reporting standards, see Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies”.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.

We test the goodwill that we have recognized on the respective balance sheets of our operating segments for impairment at least annually. Our impairment test in respect of the assets recognized as of December 31, 2017 indicated that our respective goodwill balances are not impaired. The impairment test requires that we make assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of the goodwill associated with each operating segment and on estimates of the carrying amounts of the operating segments to which the goodwill relates. If the actual results in future periods deviate from the earnings and other assumptions on which our impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in charges to income.

Material weaknesses in our internal control over financial reporting could adversely affect our ability to report our financial condition accurately and on a timely basis.

In connection with our assessment as of December 31, 2017 of the effectiveness of our internal control over financial reporting, as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, we identified a material weakness relating to the estimation of impairment for individually significant impaired commercial loans. Specifically, the review controls over the key judgments and information used in measuring impairment were not designed effectively and did not operate effectively.

We have initiated certain measures, including implementing controls to assure the completeness of the inputs and accuracy of the assumptions used to estimate loan losses from individually significant impaired commercial loans and completeness of the impaired commercial loans; defining procedures required to ensure sufficient detailed documentation to support the assumptions made for the estimation; providing additional training of Sarbanes-Oxley Act requirements to key personal in charge of loan losses estimation process; increasing the monitoring of activities during the year of the controls related to this process.

For a discussion of our internal control over financial reporting and a description of the material weakness identified in our internal controls and planned remediation measures, see Item 15. “Controls and Procedures”.

Although we have initiated the above mentioned remedial steps to address this material weakness in our internal controls, and based on the additional analysis and other procedures performed, we believe the consolidated financial statements included in this Annual Report on Form 20-F are fairly presented in all material respects, in conformity with IFRS, if we are unable to remediate the material weakness, our ability to report our financial condition accurately and on a timely basis could be adversely affected. This in turn could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

Changes in banking laws and regulations in Colombia and in other jurisdictions in which the Bank operates could adversely affect the Bank’s consolidated results.

Banking laws and regulations, or in their official interpretation, in Colombia and in other jurisdictions in which the Bank operates, have a material effect on the Bank’s business and operations. Banking laws and regulations may change frequently, and changes may be adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business.

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

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, Panama, El Salvador, Guatemala and the other jurisdictions in which the Bank operates. These Banking authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions on which the banks can extend credit. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

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

Additionally, in past years, the Congress and the SFC have considered various regulatory initiatives regarding banking fees. Although no such initiatives have been adopted in the past, there are new initiatives to impose similar restrictions on banking fees. If the Bank is prohibited from continuing to charge for certain services or types of transactions to its clients, or from imposing charges with respect to new services that might be introduced, the Bank’s results of operations and financial condition could be adversely affected.

Financial Conglomerates

In accordance with Law 1870 of 2017, the Government is expected to set out provisions and regulatory standards applicable to financial conglomerates in the areas of corporate governance principles, risk management, capital adequacy requirements and related party transactions, among others. Pursuant to Law 1870 of 2017 Bancolombia will be subject to such provisions and standards because of the shareholding in Bancolombia by Grupo de Inversiones Suramericana S.A. These provisions and regulatory standards, the details of which have not yet been published, could materially and adversely affect the Bank´s business.

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

In order to avoid Panama’s designation as a tax haven, Colombia and Panama signed a memorandum of understanding which establishes that both countries will negotiate a treaty for the avoidance of double taxation. This treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities. Although Panama adhered to the Covention on Mutual Administrative Assitance in Tax Matters of the Organization for Economic Cooperation and Development’s (“OECD”) in 2017, any failure to execute a treaty between Colombia and Panama, or the designation of Panama as a tax haven, could result in a negative impact on the Bank’s customer base and, therefore, a potential negative impact on the Bank’s results of operations and financial condition. On April 28, 2016, the Colombian Ministry of Finance and Public Credit announced the successful conclusion of the negotiations between Colombia and Panama. The two countries stated their intention to enter into a treaty for the avoidance of double taxation. However, as of the date of this Annual Report, the treaty has not been entered into.

The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD´s Automatic Exchange of Information - Common Reporting Standard (CRS).

Bancolombia and most of its subsidiaries are considered foreign financial institutions (“FFIs”) under the Foreign Account Tax Compliance Act of 2010 (“FATCA”) (see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries”). Additionally, Bancolombia and some of its subsidiaries are subject to the reporting obligations derived from the conventions that implement the Common Reporting Standard (“CRS”) approved by the OECD.

Given the size and the scope of the Bank’s international operations, we have taken measures and implemented procedures aimed at complying with FATCA and CRS, including transmitting to the relevant authorities the reports required under FATCA and CRS.

However, if the Bank cannot satisfy the requirements thereunder, certain payments to Bancolombia, or its Subsidiaries, may be subject to withholding under FATCA or other penalties imposed by each government. The possibility of such withholding or penalties and the need for accountholders and investors to provide certain information may discourage some customers or potential customers from banking with us, thereby adversely affecting our results of operations and financial condition. In addition, compliance with the terms of the intergovernmental agreements (“IGA”), particular agreements entered into with the IRS, the international conventions signed for the exchange of information under CRS, the laws or any other regulations enforced in the relevant jurisdictions may increase our compliance costs. Legislation and regulations implementing FATCA and CRS in some of the countries in which the Bank operates remain under development, and the reporting dates vary depending on the jurisdiction.

The Bank is subject to credit risk, and estimating exposure to credit risk involves subjective and complex judgments.

A number of our products expose the Bank to credit risk. These products include loans, financial leases, guarantees and lending commitments.

The Bank estimates and establishes reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions about the ability of our borrowers to repay their loans. This process is also subject to human error as the Bank’s employees may not always be able to assign an accurate credit risk rating to a client, which may result in the Bank’s exposure to a higher credit risk than one indicated by the Bank’s risk rating system. The Bank may not be able to timely detect these risks before they occur, or due to limited resources or available infrastructure, the Bank’s employees may not be able to effectively implement its credit risk management system, which may increase the Bank’s exposure to credit risk. Moreover, the Bank’s failure to continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

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

As of December 31, 2017, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented 8.88% of the Bank’s loan portfolio. No single exposure represented more than 2% of the loan book and all of those loans were corporate loans. Problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

The value of the collateral securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia, El Salvador, Panama and Guatemala, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include market factors, environmental risks, natural disasters, macroeconomic factors and political events affecting the local economy. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition.

The Bank is subject to market risk.

The Bank is directly and indirectly affected by changes in market conditions. Market risk, or the risk of losses in positions arising from movements in market prices, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices and changes in the implied volatility of interest rates and foreign currency exchange rates, among others.

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

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including securities issued or guaranteed by the Colombian Government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2017, the Bank’s total debt securities represented 7.29% of its total assets, and 47.22% of these securities were issued or guaranteed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position.

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

The Bank’s business is highly dependent on the security and efficacy of its infrastructure, computer and data management systems, as well as those of service providers, and others with whom the Bank interacts.

The Bank has implemented a cyber-security management and control system that is designed to anticipate, identify, and offset these threats. The system includes features, among others, such as: perimeter security devices; the constant monitoring and continuous assessment of technological infrastructure seeking to identify vulnerabilities; implementations of software and hardware upgrades; backup security systems; a 24/7 security operations center; and continuous security testing (including ethical hacking). Furthermore, the Bank has obtained an insurance policy aimed at covering certain damages that may be suffered by the Bank and third parties as a result of data losses derived from cyber-attacks.

In addition to the measures listed above, all relevant cyber-security issues are reported to the Bank´s Board of Directors and Audit Committee.

As of the date of this Annual Report, the Bank has not faced a cyber-attack with a material impact on its business or its clients. However, we can give no assurance that the previously described measures, initiatives and procedures will be effective to prevent or mitigate potential future attacks or threats to our technology infrastructure. Any failure by the Bank to detect or prevent cyber-security risk in a timely manner could result in a negative impact on the Bank’s results of operations and financial position, or in problems with information, including data related to customers being lost, compromised, or delivered to the Bank’s clients with delays or errors.

Failures related to the Bank’s information technology infrastructure and management information systems could adversely affect the Bank’s competitiveness, reputation, financial condition and results of operations.

The Bank has recently faced technological failures which have negatively affected the Bank´s products and services in general, and in particular, its digital channel (including multiple offline periods). Such failures have impacted, principally, the capacity of our clients to access their products and services. In addition to the technological updates being implemented by the Bank, we have implemented controls and measures, such as enabling alternative channels to assure the client´s access to our services, in order to mitigate such failures and to prevent future threats. Any failure to effectively prevent and manage the Bank’s information technology infrastructure and information management systems in an adequate manner could materially and adversely affect the Bank’s competitiveness, reputation, financial condition and results of operations.

Furthermore, the Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank regularly undertakes projects to update its information technology platform (“IT platform”) that may result in significant changes in the manner in which the Bank manages its business. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management systems in a timely and cost-effective manner could materially and adversely affect the Bank’s competitiveness, reputation, financial condition and results of operations.

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

The Bank’s principal source of funds is short-term deposits, which on a consolidated basis represented 73.52% of total liabilities at the end of 2017 compared to 71.71% at the end of 2016. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

The Bank has adopted certain initiatives, policies and procedures to mitigate risks related to regulatory compliance.

The Bank is subject to laws and regulations related to anti-competitive practices, including the formation of cartels and the abuse of its dominant position. Violation of these laws and regulations may result in significant administrative sanctions imposed by the SIC.

The Bank is in the process of creating a special unit responsible for overseeing and ensuring regulatory compliance in general and, in particular, compliance with regulations related to anti-competitive practices, personal data protection and consumer protection. If this initiative is not successful our reputation, regulatory position and financial condition may be adversely affected and our ability to achieve our strategic objectives may be impaired.

Moreover, to ensure compliance with regulations regarding the use and protection of personal data, the Bank is currently developing a Comprehensive Data Protection Program. The program may not be able to prevent all inappropriate use of personal data or breaches that may result in personal data being exposed.

The Bank may not be able to prevent all risks associated with regulatory compliance or detect all instances of non-compliance with regulations. Any failure by the Bank to detect and prevent the aforementioned practices in a timely manner could damage the Banks reputation and facing substantial fines and penalties which could adversely affect the Bank’s results of operations and financial position.

The Bank’s policies and procedures may not be able to detect money laundering, corruption and other illegal or improper activities fully or on a timely basis.

The Bank is required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While the Bank has adopted policies and procedures aimed at detecting and preventing the use of its banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, as the methods used by money launderers evolve and become increasingly sophisticated, such policies and procedures may not completely eliminate the risk that the Bank may be used by other parties to engage in money laundering, corruption and other illegal or improper activities.

The Bank is subject to laws and regulations relating to corrupt and illegal payments to public and private officials in the jurisdictions in where it operates, including the U.S. Foreign Corrupt Practices Act and Colombian regulations on transnational bribery. The Bank has an anti-corruption system, which incorporates, among others, an anti-corruption policy, training, reporting channels, monitoring, internal investigations and sanctions. Such system has only been recently implemented and does not completely eliminate the risk that the Bank´s employees, providers, clients or agents may engage in corrupt practices.

If the Bank fails to fully comply with applicable laws and regulations, it may face fines, penalties or other liabilities including restrictions on its ability to conduct business. In addition, the Bank’s business and reputation could suffer if it is not able to prevent and detect money laundering, corruption or other illegal practices.

The Bank is subject to increasing competition which may adversely affect its results of operations.

The Bank operates in a highly competitive environment and management expects competition to increase in the jurisdictions where the Bank operates. Intensified merger activity in the financial services industry has produced larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. Also, the emergence of new financial technologies, unregulated financial intermediaries (known as “shadow banking”) and the recent enactment of regulations aimed at enabling non-Colombian residents to offer loans in COP, may increase competition for the Bank operates. The Bank’s ability to maintain its competitive position depends mainly on its ability to fulfill new customers’ needs through the development of new products and services, the Bank’s ability to offer adequate services and strengthen its customer base through cross-selling and the Bank’s ability to bring in and retain human talent. The Bank’s business will be adversely affected if the Bank is not able to maintain efficient service strategies. In addition, the Bank’s efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

Downgrades in the credit ratings of the Bank and its subsidiaries would increase their cost of borrowing funds and make their ability to raise new funds, attract deposits or renew maturing debt more difficult.

The Bank’s and its subsidiaries’ credit ratings are an important component of the liquidity profile of each entity, and their ability to successfully compete depends on various factors, including their financial stability as reflected by their credit ratings. A downgrade in the credit ratings of the Bank or its subsidiaries would increase their cost of raising funds from other banks or in the capital markets. Purchases of the Bank’s or its subsidiaries’ securities by institutional investors could be reduced if they suffer a decline in their credit ratings. The ability of the Bank or its subsidiaries to renew maturing debt could become restricted and the terms for such renewal more expensive if their credit ratings were to decline. The Bank’s and its subsidiaries’ lenders and counterparties in derivative transactions are sensitive to the risk of a credit rating downgrade. A downgrade in the credit rating of the Bank or its subsidiaries may adversely affect perception of their financial stability and their ability to raise deposits, which could make each entity less successful when competing for deposits and loans in the market place.

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

Under the deposit agreement between the Bank and the Depositary, only the Depositary is entitled to exercise preemptive rights, and the Depositary has no obligation to make available preemptive rights to holders of ADRs. If the Bank offers or causes to be offered to the holders of any deposited securities, including preferred shares of the Bank, any rights to subscribe for additional preferred shares of the Bank or any rights of any other nature, the Depositary has discretion as to the procedure to be followed in making such rights available to any holders of ADRs or in disposing of such rights on behalf of any holders of ADRs and making the net proceeds available to such holders of ADRs. If by the terms of such rights offering or for any other reason, the Depositary does not either make such rights available to any holders of ADRs or dispose of such rights and make the net proceeds available to such holders of ADRs, then the Depositary will allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADRs will be proportionately diluted.

The Bank’s preferred shares have limited voting rights.

The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under the Bank’s by-laws and Colombian law, the Bank’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and, consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in Item 10. “Additional Information – B. Memorandum and Articles of Association – Voting Rights – Preferred Shares”. Holders of the Bank’s preferred shares, including holders of ADRs, are not entitled to vote for the election of directors or to influence the Bank’s management policies.

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

The Bank’s common and preferred shares are listed on the Colombian Securities Exchange, which is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Securities Exchange. A liquid trading market for the Bank’s securities might not develop on the Colombian Securities Exchange. A limited trading market could impair the ability of an ADR holder to sell preferred shares (obtained upon withdrawal of such shares from the ADR facility) on the Colombian Securities Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADRs.

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

Bancolombia is a stock company (sociedad anónima) domiciled in Medellin, Colombia and operates under Colombian laws and regulations, mainly the Colombian Commercial Code, Decree 663 of 1993 and Decree 2555 of 2010. Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”, and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi Banco Comercial y de Ahorros S.A. and Corporación Financiera Nacional y Suramericana S.A. merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages in retail and corporate banking which materially strengthened Bancolombia’s multi-banking franchise.

In May 2007, Bancolombia Panama acquired Banagrícola, which controls several subsidiaries, including Banco Agrícola in El Salvador, and is dedicated to banking, commercial activities, consumer activities and brokerage. Through its first international acquisition, Bancolombia gained a leadership position in the Salvadorian market.

 In October 2013, Bancolombia acquired a 100% percent interest in the ordinary voting shares, and 1,325,780 preferred shares of Banistmo, a Panamanian banking entity and its subsidiaries involved in the securities brokerage, trust, consumer finance, and leasing businesses.

Also in October 2013, Bancolombia Panama acquired a 40% interest in Grupo Agromercantil, the parent company of BAM, and certain other companies dedicated to securities brokerage, insurance, and other financial businesses. Bancolombia Panama acquired an additional 20% interest and control of Grupo Agromercantil on December 30, 2015.

Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Securities Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 Bancolombia’s common shares have been traded on the Colombian Securities Exchange under the symbol “BCOLOMBIA”. See Item 9. “The Offer and Listing”.

Bancolombia has grown substantially over the years, both through organic growth and acquisitions.

As of December 31, 2017, Bancolombia and its consolidated subsidiaries had:

COP 203,908 billion in total assets;

COP 152,245 billion in total net loans and advances to customers and financial institution, net;

COP 131,959 billion in total deposits from customers; and

COP 23,113 billion in stockholders’ equity attributable to the owners of the parent company.

Bancolombia’s consolidated net income attributable to equity holders of Bancolombia S.A. for the year ended December 31, 2017 was COP 2,615 billion, representing a return on average total equity of 11.99% and a return on average total assets of 1.3%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RECENT DEVELOPMENTS

Issuance of Subordinated Notes

On October 18, 2017 Bancolombia S.A. issued notes for an aggregate principal amount of USD 750,000,000. The notes, which were listed in the New York Stock Exchange, have a 10-year maturity, are redeemdable at the option of Bancolombia on the fifth anniversary of their issuance and bear interest at a rate of 4.875%, payable semi-annually on April 18 and October 18 of each year, commencing on April 18, 2018. The Bank used the proceeds of the Notes to acquire USD 360,912,000 of the outstanding Notes due 2020 and USD 321,152,000 of the outstanding Notes due 2022, issued on July 26, 2010 and September 4, 2012, respectively, through a private exchange following a dealer intermediated tender offer.

Issuance of Banistmo Senior Notes

On September 12, 2017, Banistmo issued international bonds for an aggregate principal amount of USD 500,000,000 due in 2022, under Regulation S and Rule 144A under the Securities Act of 1933. The bonds bear interest at a rate of 3.65%.

Bancolombia enters into a Collective Bargaining Agreement

On October 24, 2017, Bancolombia entered into a new collective bargaining agreement with its labor unions. The new agreement provides for a salary increase as well as increases in education, housing and health insurance benefits. The agreement covers 13,000 Colombian employees of Bancolombia S.A. and its subsidiaries. The agreement came into force on November 1, 2017 and will expire on October 31, 2020.

PUBLIC TAKEOVER OFFERS

In 2017, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL ACQUISITIONS AND DIVESTITURES

During 2017, total capital expenditures amounted to COP 349.97 billion. Such investments were mainly focused on IT related projects (COP 59.71 billion), the expansion of the Bank’s branch and ATM network (COP 23.64 billion), the purchase of fixed assets (COP 30.92 billion), and other miscellaneous projects, including new software modules, upgrade of web contents, automation of reports, and construction of data centers (COP 235.69 billion).

In 2017, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

During 2018, the Bank expects to invest approximately COP 295.98 billion as follows: COP 47.65 billion in connection with the expansion of the Bank’s branch and ATM network, COP 55.26 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment, COP 36.99 billion in connection with other fixed assets and COP 156.08 billion in connection with strategic projects. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s project portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital acquisitions and divestitures in interests in other companies, for the years ending December 31, 2017, 2016 and 2015:

Capital Acquisitions (1)		For the year ended December 31,
	Type of Investment	2017	2016		2015		Total
		In millions of COP
PA Viva Malls	Associate	262,918	388,595		-		651,513
PA Central Point	Financial Instrument	36,242	-		-		36,242
Compañía de Financiamiento Tuya S.A.	Joint venture	30,000	15,977		-		45,977
Puntos Colombia S.A.S.	Joint venture	9,000	-		-		9,000
ECOPETROL S.A.	Financial Instrument	6,347	-		1,785		8,132
500 Luchadores II, L.P.	Financial Instrument	2,984	-		-		2,984
Davivienda S.A. Preferencial	Financial Instrument	2,490	-		2,180		4,670
Canacol Energy Ltd.	Financial Instrument	2,375	-		-		2,375
PA Estrategias Inmobiliarias	Financial Instrument	1,797	-		-		1,797
Grupo AVAL Acciones y Valores S.A.	Financial Instrument	1,735	-		-		1,735
CEMEX Latam Holdings S.A.	Financial Instrument	1,650	-		-		1,650
Fondo Bursátil Ishares COLCAP	Financial Instrument	1,567	-		-		1,567
Corporación Financiera Colombiana S.A.	Financial Instrument	1,501	-		-		1,501
Fondos SURA SAF SAC	Financial Instrument	1,345	3,307		-		4,652
Anheuser-Busch Companies, Inc	Financial Instrument	1,328	-		-		1,328
Johnson & Johnson de Colombia S.A.	Financial Instrument	1,258	-		-		1,258
SPDR Gold Shares	Financial Instrument	916	-		-		916
Amgen, Inc	Financial Instrument	784	-		-		784
Walgreens Boots Alliance, Inc	Financial Instrument	762	-		-		762
Reintegra S.A.S.	Associate	739	573		950		2,262
Grupo ARGOS S.A.	Financial Instrument	-	92,966		-		92,966
Asociación Gremail de Instituciones Financieras Credibanco S.A.	Financial Instrument	-	82,258		-		82,258
PA Clínica del Prado	Financial Instrument	-	41,069		-		41,069
Fideicomiso P.A Acqua Power Center	Financial Instrument	-	21,649		-		21,649
Fideicomiso Corpacero S.A.S.	Financial Instrument	-	11,111		-		11,111
PA Plesco	Financial Instrument	-	10,935		-		10,935
ETB S.A. E.S.P.	Financial Instrument	-	1,986		-		1,986
Equifax centroamerica S.A. De C.V.	Financial Instrument	-	1,615		1,695		3,310
Gestora de Fondos de Inversión Banagricola S.A.	Subsidiary	-	1,471	(2)	-		1,471
Inversiones ARGOS S.A.	Financial Instrument	-	37		1,076		1,113
Grupo Agromercantil Holding S.A. DE C.V.	Subsidiary	-	-		477,145	(3)	477,145
Internacional Ejecutiva de Aviación S.A.S.	Associate	-	-		8,121		8,121
Compañía de Procesamiento de Medios de Pago Guatemala, S.A.	Financial Instrument	-	-		5,562		5,562
Grupo Nutresa	Financial Instrument	-	-		2,644		2,644
Grupo AVAL	Financial Instrument	-	-		2,618		2,618
Transacciones y Transferencias, S.A.	Financial Instrument	-	-		1,315		1,315
Interconexión Eléctrica S.A.	Financial Instrument	-	-		1,107		1,107
Cementos ARGOS S.A.	Financial Instrument	-	-		667		667
Garantias y Servicios S.G.R.S.A. De C.V.	Financial Instrument	-	-		531		531
Imágenes Computarizadas de Guatemala, S.A.	Financial Instrument	-	-		476		476
Citigruop, Inc.	Financial Instrument	-	-		461		461
Others		3,440	1,842		1,709		6,991
Total Acquisitions		371,178	675,391		510,042		1,556,611

(1)	The amounts disclosed in this table correspond to the consideration paid as a result of the acquisition of each invesment.

(2)	The amount of USD 500 thousand has been converted at the rate of COP 2,942.16 per USD 1,00, which is the Representative Market Rate calculated on May 5, 2016, (the date of the completion of the transaction) as reported by the SFC.

(3)	The amount of USD 151,5 million has been converted at the rate of COP 3,149.47 per USD 1,00, which is the Representative Market Rate calculated on December 31, 2015, as reported by the SFC.

Capital Divestitures (1)		As of December 31,
	Type of Investment	2017	2016	2015	Total
		In millions of COP
Grupo Argos	Financial Instrument	92,966	-	-	92,966
Fideicomiso P.A Acqua Power Center	Financial Instrument	17,640	-	-	17,640
Leasing Perú S.A. (In liquidation)	Subsidiary	16,838	-	-	16,838
ECOPETROL S.A.	Financial Instrument	15,469	-	-	15,469
PA Plesco	Financial Instrument	10,935	-	-	10,935
ADARA VENTURES	Financial Instrument	6,979	-	-	6,979
Fideicomiso Corpacero S.A.S.	Financial Instrument	6,584	-	-	6,584
Fondo de Inversión en Arrendamiento Operativo CIB S.A. (In liquidation)	Subsidiary	3,757	-	-	3,757
Construcciones El Cóndor S.A.	Financial Instrument	2,819	-	-	2,819
Fondos SURA SAF SAC	Financial Instrument	2,128	-	-	2,128
SURA Corto Plazo CASHDOL	Financial Instrument	1,194	-	-	1,194
Fogansa S.A.	Financial Instrument	883	-	-	883
Grupo Odinsa S.A.	Financial Instrument	-	101,371	1,442	102,813
Compañía de Financiamiento Tuya S.A.	Joint venture	-	79,017	-	79,017
CIFIN S.A.	Financial Instrument	-	46,432	-	46,432
ISAGEN S.A. E.S.P.	Financial Instrument	-	8,489	-	8,489
Multiactivos S.A.	Associate	-	4,101	-	4,101
Cementos ARGOS S.A.	Financial Instrument	-	2,601	-	2,601
Concesiones Urbanas S.A.	Associate	-	2,361	-	2,361
Davivienda S.A. Preferencial	Financial Instrument	-	2,180	-	2,180
Trust found	Financial Instrument	-	2,077	-	2,077
Equifax centroamerica S.A. De C.V.	Financial Instrument	-	1,695	-	1,695
Inversiones Inmobiliarias Arauco Alameda S.A.S.	Associate	-	-	216,598	216,598
Others		2,420	2,267	2,426	7,113
Total Divestitures		180,612	252,591	220,466	653,669

(1).	The amount disclosed in this table correspond to the consideration received as result of the sale of each invesment.

B.	BUSINESS OVERVIEW

B.1.	GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 12 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate, Guatemala’s fourth-largest bank, Panama’s second-largest bank and off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, all of them measure by gross loans.

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

Mortgage Banking: The Bank is a leader in the mortgage market in Colombia, providing full financial support to real estate developers and mortgages for individuals and companies.

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

Trading: The bank offers an internet-based trading platform, available for retail and institutional clients, which allows them to buy/sell securities in the Colombian Securities Exchange.

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

Nequi (Digital Bank): In June 2016, the Bank launched its signature pilot project Nequi, a 100% digital bank that operates independently from the Bancolombia brand. This product is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Bancolombia’s branch network. Nequi users can open a savings account, transfer cash, make payments, withdraw cash from Bancolombia ATMs, and recharge their prepaid cell phone plans. As of December 31, 2017, this app had over 704,467 downloads, 271,864 total users and 76,193 active users who have made at least one transaction over the last three months.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and innovate in its product portfolio. Below is a brief description of the new products and services introduced in 2017:

Nequi (Digital Bank): In January 2017, the Bank launched its signature pilot project Nequi in Banistmo our operation in Panamá, a 100% digital bank that operates independently from the Banistmo brand. This product is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Banistmo’s branch network. Nequi users can open a savings account, transfer cash, make payments in POS, withdraw cash from Banistmo ATMs, make payments of some bills by the marketplace of Nequi. As of December 31, 2017, this app had over 80,556 downloads, 20,464 total users and 3,361 active users who have made at least one transaction over the last three months.

Revolving Credit Facility for Individuals: it is a product designed for employees that require resources before the next payment day and have a stable salary and their payroll or pension deposited in the Bank. The facility has a flat commitment fee and can be withdrawn through any channel of the Bank. Also, along with the product, there is a life and unemployment insurance that covers the outstanding balance.

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

See Note 3 to the Consolidated Financial Statements included in this Annual Report for a description of the principal markets in which the Bank competes, including a breakdown of total interest and valuation income by category of activity and geographic market for each of the last two fiscal years.

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

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), an ATM network, online and computer banking, telephone banking, mobile phone banking services, and points of sale (or “Puntos de Atención Cercano”), among others. Transactions performed through electronic channels represented more than 92.26% of all transactions in 2017, up from 91.02% of all transactions in 2016. In addition, as of December 31, 2017, Bancolombia had a sales force of approximately 13,479 employees.

The following are the distribution channels offered by Bancolombia as of December 31, 2017:

Branch Network

As of December 31, 2017, Bancolombia’s consolidated branch network consisted of 1,153 offices, including 726 from Bancolombia S.A., 97 from Banco Agricola, 44 from Banistmo, 203 from BAM and 83 from other subsidiaries.

Company*	Number of branches 2017	Number of branches 2016	Number of branches 2015	Number of branches 2014
Bancolombia S.A.(unconsolidated)	726	817	827	826
Leasing Bancolombia (1)	19	20	21	21
SUFI (1)	5	3	3	3
Bancolombia Panama	1	1	1	1
Bancolombia S.A. Panama Branch	1	1	1	1
Renting Colombia	24	22	23	19
Valores Bancolombia	6	6	7	11
Valores Bancolombia Panamá S.A.	1	1	1	1
Banca de Inversión	2	2	2	2
Fiduciaria Bancolombia	7	6	5	7
Bancolombia Puerto Rico International Inc.	1	1	1	1
Arrendamiento Operativo CIB S.A.C. (2)	1	1	1	1
Fondo Inversión Arrend.Operativo Renting Perú I (in liquidation)(2)	-	1	1	1
Inversiones CFNS S.A.S.	2	2	2	2
Banco Agrícola	97	97	97	98
Arrendadora Financiera S.A.	1	1	1	1
Valores Banagricola, S.A. de C.V.	1	1	1	1
Capital Investments SAFI S.A.	1	1	1	1
Transportempo S.A.S.	1	1	1	1
Leasing Perú S.A. (in liquidation)	-	1	1	1
FiduPerú S.A. Sociedad Fiduciaria (previously Fiduciaria GBC S.A.)	1	1	1	1
Banistmo	44	45	47	50
Financomer	8	8	8	7
BAM (Guatemala)	203	208	220	-
Tuya S.A. Compañía de Financiamiento (3)	-	-	-	4
Seguros Banitsmo (4)	-	-	-	4
Uff Móvil S.A.S. (5)	-	-	-	1
Total	1,153	1,248	1,274	1,067

* For some subsidiaries, their central office is considered a branch.

(1)	On September 30, 2016, Leasing Bancolombia S.A. merged into Bancolombia. Bancolombia, as the surviving entity, became the holder of the rights and liabilities of Leasing, and assumed responsibility for managing Leasing´s existing portfolio of products and services. Leasing Bancolombia assigned to Bancolombia the “Leasing Bancolombia” trademark, which has thereafter been used to identify a division of Bancolombia. Leasing Bancolombia operates 19 branches under that brand. Sufi is a Bancolombia brand that operates 5 branches.
(2)	Renting Perú S.A.C. changed its legal name to Arrendamiento Operativo CIB S.A.C. The offices operated for the Localiza franchise in Peru are included in the total number of branches reported for Arrendamiento Operativo CIB S.A.C.
(3)	Bancolombia S.A. sold 50% of its stake in Compañía de Financiamiento Tuya S.A. on October 31, 2016. Bancolombia S.A. no longer consolidates such company, although it stills own 50% of the company’s common equity.
(4)	On February 23, 2015, Banistmo S.A. sold its insurance operation to Suramericana S.A.
(5)	Bancolombia S.A. sold its 80.59% stake in Uff Movil S.A.S. in 2015.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2017, Bancolombia had a total of 10,349 banking correspondents, including 9,629 in Colombia, 142 in Panama and 578 in El Salvador.

Puntos de Atención Móviles “PAM”

PAMs consist of commercial advisors who visit small towns in Colombia periodically to offer Bancolombia’s products and services. As of December 31, 2017, there were a total of 590 PAMs (567 in Colombia, 7 in Panama and 16 in El Salvador).

Kiosks

Kiosks, which are used only in El Salvador, are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2017, there were a total of 227 kiosks.

Automatic Teller Machines “ATMs”

Bancolombia has a total of 5,630 ATMs, including 4,549 in Colombia, 572 in El Salvador, 331 in Panama, and 178 in Guatemala.

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

Electronic Funds Transfer at Point of Sale or Punto de Atención Cercano “PAC”

Through our own network of 5,414 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to debit card PINs, among others.

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

If we were required to replace any of Todo1 Services Inc., Allus Global BPO Center, IQ Outsourcing S.A. or First Data Corp., as service providers of the Bank, or if any of those service providers were not to fulfill their respective contractual obligations, our business could suffer, and we might be required to incur additional costs to find replacement providers.

B.7.	COMPETITION

Description of the Colombian Financial System

Overview

During the last decade, the Colombian banking system has been undergoing a period of expansion, given the series of mergers and acquisitions that have taken place within the sector. More specifically, several mergers and acquisitions took place in 2007, mainly due to the global economic situation. Colombian banks made several investments allowing some entities to become big players in the Latin American market. In 2007, Bancolombia completed the acquisition of Banagrícola in El Salvador. In 2010, Banco de Bogotá acquired BAC-Credomatic, which operates in several countries in Central America. In 2011, Canadian Scotiabank purchased a stake in Colpatria. The most relevant event regarding the presence of foreign banks in Colombia was the acquisition of Banco Santander Colombia S.A. in July 2012 by Corpbanca (Chile). Also in 2012, Davivienda acquired the subsidiaries of HSBC in Costa Rica, Honduras and El Salvador.

In 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million. In addition, Bancolombia Panama acquired 40% of the common shares of Grupo Agromercantil for USD 217 million. In 2013, Grupo Aval acquired 100% of the Guatemalan Reformador Financial Group (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. In 2013, some competitors started operations in Colombia: Itau BBA entered the market with an investment bank, as did BNP Paribas; Credicorp acquired Correval (a local brokerage firm); Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta; Banco Santander returned to the Colombian market with a bank; and the Chilean company Larrain Vial started operations with a brokerage firm. During 2014, the entry of new entities continued as the financing company Hipotecaria, specialized in mortgage loans, began operations in March, of that year; in June, Corpbanca completed the acquisition of Helm Bank, keeping Corpbanca’s brand, and the bank GNB Sudameris acquired 99.9% of the capital of HSBC Colombia and now operates under the brand GNB Colombia. In October 2014, GNB Sudameris acquired GNB Colombia. In 2015, the Chilean group CorpBanca merged with the Itaú of Brazil and Bancolombia sold 50% of its shares in Tuya S.A. to Grupo Exito. In December 2015, Bancolombia also acquired an additional 20% interest in Grupo Agromercantil, bringing its interest to 60% in total.

As of December 31, 2017, according to the SFC, the main participants in the Colombian financial system were 25 commercial banks (14 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 16 financing companies (4 leasing companies and 12 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions, and pension and severance pay funds also participate in the Colombian financial system.

Market and Credit Institutions’ Evolution in 2017

During 2017, the Colombian economy continued its downward trend, with an annual GDP growth of 1.8%, lower than the 2.0% of 2016. The economic activities that contributed to GDP growth were financial services, construction and manufacturing. The economic activity that subtracted from GDP growth was mining and quarrying. Inflation in 2017 was 4.09%, 166 basis points less than 2016, and still above the target range of the Central Bank by 9 basis points. Food and housing groups were the main contributors to this gap. Due to the Central Bank's objective inflation policy and the expectations of rate hikes given by the Federal Reserve in the United States, among other reasons, the Central Bank began to lower the interest rate to 4.75% during the second half of 2017. In 2017, the Colombian peso was largely stable, appreciating only 0.56% against the U.S. dollar.

In 2015, Colombian financial institutions began reporting their consolidated financial results under IFRS. However, in the case of credit institutions (including banks, financial corporations, financing companies and 38 financial cooperatives), the SFC has allowed the presentation of stand-alone financial statements under Colombian Banking GAAP, following Decree 1851 of August 2013, which regulates the Law 1314 of 2009 concerning the technical regulatory framework for the institutions that report their financial results. Accordingly, the following information includes figures under Colombian Banking GAAP regulation, as reported by Colombian credit institutions to the SFC. Loan growth at Colombian credit institutions was 6.21% in 2017, compared to 7.83% in 2016. Commercial loans grew by 3.32% in 2017, compared to 4.35% in the previous year. Consumer loans increased 9.39% in 2017, less than the 13.18% in 2016. Mortgage loans continued performing well, with increases of 11.38% compared with 13.50% in 2016, and small business loans grew 7.74% in 2017 as compared with 6.66% in 2016.

Credit institutions’ ratio of past-due loans as a percentage of the total loan portfolio increased from 3.19% in December 2016 to 4.33% in December 2017. In addition, the coverage, measured by the ratio of allowances for loan losses (principal) to past-due loans (overdue 30 days), ended 2017 at 133.84%, compared to 154.29% at the end of 2016.

At the end of 2017, the loan portfolio of Colombian credit institutions represented 64.24% of their assets, less than the previous year, when the precentage was 65.00%. Investments and derivatives transactions as a percentage of total assets increased from 20.77% at the end of 2016 to 21.81% at the end of 2017. The ratio of deposits to total loan balances decreased from 88.75% in 2016 to 85.83% in 2017.

As of December 31, 2017, credit institutions recorded COP 676.9 trillion in total assets, representing a 6.63% increase compared to previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 95.55% followed by financial corporations with 1.98%, financing companies with 1.96%, and financial cooperatives with 0.52%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 16.58% in December 2017 (including banks, financial corporations, financing companies and financial cooperatives), which is well above the minimum legal requirement of 9%. With the effectiveness of Decree 1771 of 2012 and the external circular 20 of 2013 of the Financial Superintendence, a new capital regime for credit institutions was established in order to strengthen the quality of equity of financial institutions to ensure they have the capacity to absorb losses in the development of their activities.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia unconsolidated and its main competitors unconsolidated, based on IFRS information as applicable under Colombian Banking GAAP and published by the SFC.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dic-17	Dic-16	Dic-17	Dic-16	Dic-17	Dic-16	Dic-17	Dic-16	Dic-17	Dic-16
Bancolombia	10.42%	13.31%	1.52%	1.96%	4.48%	2.95%	151.50%	189.20%	16.56%	16.20%
Banco de Bogotá	11.97%	26.72%	2.41%	5.33%	3.71%	2.55%	121.34%	133.51%	21.25%	20.80%
Davivienda	11.61%	17.37%	1.41%	2.12%	3.78%	2.95%	127.82%	141.31%	15.58%	13.95%
BBVA	11.37%	12.79%	0.79%	0.99%	4.12%	2.66%	127.43%	148.47%	12.27%	12.87%
Banco de Occidente	7.80%	12.95%	0.92%	1.61%	4.13%	2.96%	118.30%	140.42%	14.03%	13.23%
Banco Corpbanca	(3.50%)	(4.22%)	(0.41%)	(0.49%)	3.81%	2.90%	165.97%	179.61%	12.73%	12.96%
Banco Colpatria	6.93%	15.87%	0.56%	1.38%	5.89%	4.46%	105.94%	134.50%	11.06%	11.36%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.

(2)	ROA is return on average assets.

The following tables illustrate Bancolombia and its main competitor’s market share on an unconsolidated basis with respect to various key products, based on figures published by the SFC for the years ended December 31, 2017 and 2016:

Total Net Loans
Market Share

Total Net Loans – Market Share (%)	2017	2016
Bancolombia	25.62%	25.05%
Banco de Bogotá	12.97%	13.25%
Davivienda	14.79%	14.46%
BBVA	10.48%	10.14%
Banco de Occidente	6.29%	6.71%
Banco Corpbanca	4.96%	5.41%
Banco Colpatria	5.11%	4.98%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts
Market Share

Checking Accounts – Market Share (%)	2017	2016
Bancolombia	21.82%	22.47%
Banco de Bogotá	23.35%	24.55%
Davivienda	10.72%	9.20%
BBVA	12.10%	10.86%
Banco de Occidente	10.43%	11.01%
Banco Corpbanca	2.97%	3.54%
Banco Colpatria	2.67%	3.21%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits
Market Share

Time Deposits – Market Share (%)	2017	2016
Bancolombia	21.22%	21.68%
Banco de Bogotá	11.75%	12.16%
Davivienda	15.17%	13.34%
BBVA	13.91%	13.27%
Banco de Occidente	4.07%	4.76%
Banco Corpbanca	6.91%	8.16%
Banco Colpatria	6.72%	6.36%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Saving Accounts
Market Share

Saving Accounts – Market Share (%)	2017	2016
Bancolombia	25.60%	23.94%
Banco de Bogotá	13.49%	13.07%
Davivienda	12.09%	14.28%
BBVA	10.33%	10.63%
Banco de Occidente	6.73%	5.68%
Banco Corpbanca	3.44%	3.98%
Banco Colpatria	4.64%	4.41%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Banco Agrícola and its Competitors

In 2017, Banco Agricola continued to lead the Salvadorian financial system and ranked first in terms of total assets, loans, deposits, stockholders’ equity and profits. The information presented in the following tables relates to Banco Agrícola and its competitors on a stand-alone basis and was prepared based on El Salvador accounting standards. The following table illustrates the market share for the main institutions of the Salvadorian financial system for the year ended on December 31, 2017:

	Assets	Stockholders` Equity	Loans	Deposits	Profits
Banco Agrícola	26.2%	26.0%	26.2%	27.0%	44.7%
Cuscatlán	8.9%	11.1%	8.6%	9.0%	4.7%
Davivienda	15.0%	13.2%	15.3%	13.7%	14.3%
Scotiabank	12.1%	15.4%	13.1%	11.8%	13.4%
BAC	13.6%	11.9%	13.8%	14.1%	13.4%
Promerica	6.8%	5.3%	6.8%	7.2%	5.9%
Others	17.4%	17.1%	16.2%	17.2%	3.6%

Sources: ABANSA (Asociación Bancaria Salvadoreña)

The following tables illustrate the market share of Banco Agricola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA), as of December 31, 2017 and 2016:

Total Loans
Market Share

Total Loans - Market Share (%)	2017	2016
Banco Agrícola	26.2%	27.2%
Cuscatlán	8.6%	8.5%
Davivienda	15.3%	14.9%
Scotiabank	13.1%	14.1%
BAC	13.8%	13.0%
Promerica	6.8%	6.8%
Others	16.2%	15.5%

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2017	2016
Banco Agrícola	21.9%	22.3%
Cuscatlán	11.7%	13.3%
Davivienda	11.0%	10.4%
Scotiabank	9.4%	9.4%
BAC	20.8%	20.2%
Promerica	7.0%	7.1%
Others	18.2%	17.3%

Time Deposits
Market Share

Time Deposits - Market Share (%)	2017	2016
Banco Agrícola	21.1%	21.3%
Cuscatlán	6.2%	5.6%
Davivienda	15.8%	15.2%
Scotiabank	13.4%	15.1%
BAC	11.9%	10.7%
Promerica	9.4%	9.7%
Others	22.2%	22.4%

Saving Accounts
Market Share

Saving Account - Market Share (%)	2017	2016
Banco Agrícola	40.1%	39.0%
Cuscatlán	9.8%	9.9%
Davivienda	13.5%	13.3%
Scotiabank	12.2%	12.9%
BAC	9.9%	8.7%
Promerica	4.4%	4.1%
Others	10.1%	12.1%

Banistmo and its Competitors

Banistmo, a leading company in Panama, is the second largest bank in the country with an 11.0% market share by loans. The information presented in the following tables relates was prepared based on Panama accounting standards. The following table illustrates the market share for the main institutions of the Panamanian financial system for the year ended in December 31, 2017.

MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	9.4%	9.2%	11.0%	12.0%	5.0%
Banco General	15.9%	10.5%	16.1%	20.8%	21.2%
Global Bank	6.6%	5.1%	7.6%	5.8%	6.8%
Banesco	4.1%	3.3%	4.3%	6.4%	2.7%
BAC	8.0%	22.6%	5.7%	7.0%	25.0%
Others	56.0%	49.3%	55.3%	48.0%	39.3%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

The following tables illustrate the market share of Banistmo stand-alone and its main competitors, based on figures published by the Superintendency of Banks of Panama, in accordance with Panamanian banking regulations, for the years ended in December 31, 2017 and 2016:

Total Loans

Market Share

Total Loans - Market Share (%)	2017	2016
Banistmo	11.0%	10.8%
Banco General	16.1%	15.1%
Global Bank	7.6%	8.4%
Banesco	4.3%	4.1%
BAC	5.7%	5.4%
Others	55.3%	56.2%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Saving Accounts

Market Share

Saving Account - Market Share (%)	2017	2016
Banistmo	12.2%	13.0%
Banco General	25.8%	25.8%
Global Bank	5.2%	5.4%
Banesco	12.5%	13.1%
BAC	3.1%	3.1%
Others	41.2%	39.6%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2017	2016
Banistmo	12.0%	12.2%
Banco General	23.5%	24.6%
Global Bank	3.8%	3.8%
Banesco	4.1%	4.7%
BAC	10.4%	9.0%
Others	46.2%	45.7%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Time Deposits

Market Share

Time Deposits - Market Share (%)	2017	2016
Banistmo	11.9%	11.6%
Banco General	17.8%	16.8%
Global Bank	6.7%	6.6%
Banesco	4.5%	4.4%
BAC	7.4%	6.0%
Others	51.7%	54.6%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Banco Agromercantil de Guatemala, S.A. and its Competitors

Banco Agromercantil continues as the fourth largest bank in the banking system in Guatemala by total assets, net loans and stockholders’ equity.

As of December 31, 2017, the Superintendencia de Bancos de Guatemala (SIB) has under its supervision and inspection, 18 banking entities. The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB (Superintendencia de Bancos de Guatemala). The following table illustrates the market share for the main institutions of the financial system as of and for the year ended December 31, 2017:

MARKET SHARE
	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Industrial	28.3%	24.8%	27.9%	24.8%	30.5%
Banrural	20.4%	23.4%	17.9%	22.9%	20.7%
Banco G&T Continental	17.1%	13.8%	15.5%	17.3%	13.2%
Banco Agromercantil	8.0%	8.3%	10.6%	7.4%	6.5%
BAC-Reformador	7.6%	8.1%	9.9%	8.0%	6.3%
Bantrab	7.0%	7.4%	7.0%	7.7%	11.6%
Banco Promerica	2.1%	2.9%	2.6%	2.2%	2.6%
Others*	9.5%	11.3%	8.6%	9.7%	8.6%

*Others. Includes the followings banks: Internacional, Crédito Hipotecario Nacional, Ficohsa Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

The following tables illustrate the market share of Banco Agromercantil and its main competitors, based on figures published by the SIB as of December 31, 2017 and 2016:

Net Loans

Market Share

Total Loans - Market Share (%)	2017	2016
Banco Industrial	27.9%	27.6%
Banrural	17.9%	20.0%
Banco G&T Continental	15.5%	15.8%
Banco Agromercantil	10.6%	10.7%
BAC-Reformador	9.9%	8.4%
Bantrab	7.0%	6.5%
Banco Promerica (Citibank 2016)*	2.6%	2.6%
Others**	8.6%	8.4%

* Banco Promerica (Citibank 2016). Grupo Promerica completed the acquisition of Banco Citibank de Guatemala, S.A on October 31, 2016. This transaction is only for consumer and commercial banking, excluding corporate banking which will continue to operate under Citibank N.A. Guatemala Branch. As of February 2017, Banco Citibank de Guatemala, S.A. changed its corporate name to Banco Promerica de Guatemala.

**Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2017	2016
Banco Industrial	30.0%	31.3%
Banrural	22.1%	22.0%
Banco G&T Continental	17.1%	17.3%
BAC-Reformador	11.9%	9.9%
Banco Agromercantil	7.2%	7.8%
Bantrab	1.2%	1.2%
Banco Promerica (Citibank 2016)*	2.0%	1.9%
Others**	8.5%	8.6%

* Banco Promerica (Citibank 2016). Grupo Promerica completed the acquisition of Banco Citibank de Guatemala, S.A on October 31, 2016. This transaction is only for consumer and commercial banking, excluding corporate banking which will continue to operate under Citibank N.A. Guatemala Branch. As of February 2017, Banco Citibank de Guatemala, S.A. changed its corporate name to Banco Promerica de Guatemala.

**Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Time Deposits
Market Share

Time Deposits - Market Share (%)	2017	2016
Banco Industrial	20.9%	18.4%
Banrural	19.5%	21.6%
Bantrab	15.5%	13.5%
Banco G&T Continental	15.0%	17.1%
Banco Agromercantil	7.5%	7.2%
BAC-Reformador	5.9%	5.6%
Banco Promerica (Citibank 2016)*	2.9%	3.4%
Others**	12.8%	13.2%

* Banco Promerica (Citibank 2016). Grupo Promerica completed the acquisition of Banco Citibank de Guatemala, S.A on October 31, 2016. This transaction is only for consumer and commercial banking, excluding corporate banking which will continue to operate under Citibank N.A. Guatemala Branch. As of February 2017, Banco Citibank de Guatemala, S.A. changed its corporate name to Banco Promerica de Guatemala.

**Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Saving Accounts
Market Share

Saving Accounts - Market Share (%)	2017	2016
Banco Industrial	23.5%	24.1%
Banrural	31.1%	30.0%
Banco G&T Continental	22.1%	21.4%
Banco Agromercantil	7.5%	8.3%
BAC-Reformador	5.2%	5.2%
Bantrab	3.5%	3.6%
Banco Promerica (Citibank 2016)*	1.3%	1.5%
Others**	5.8%	5.9%

* Banco Promerica (Citibank 2016). Grupo Promerica completed the acquisition of Banco Citibank de Guatemala, S.A on October 31, 2016. This transaction is only for consumer and commercial banking, excluding corporate banking which will continue to operate under Citibank N.A. Guatemala Branch. As of February 2017, Banco Citibank de Guatemala, S.A. changed its corporate name to Banco Promerica de Guatemala.

**Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

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

The SFC is also responsible for monitoring and regulating the market for publicly traded securities in Colombia and for monitoring and supervising securities market participants, including the Colombian Securities Exchange, brokers, dealers, mutual funds and issuers.

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

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, as modified by among others, Law 510 of 1999, Law 546 of 1999, Law 795 of 2003, Law 1328 of 2009 and Law 1870 of 2017.

Decree 663 of 1993 defined the structure of the Colombian financial system, establishes a set of permitted activities wilthin the system and defines several forms of business entities, including: (i) credit institutions (establecimientos de crédito) (which are further categorized into banking institutions, such as the Bank, finance corporations (corporaciones financieras), financing companies (compañias de financiamiento) and finance cooperatives (cooperativas financieras)); (ii) financial services entities (sociedades de servicios financieros); (iii) capitalization corporations (sociedades de capitalización); (iv) insurance companies (entidades aseguradoras); and (v) insurance intermediaries (intermediarios de seguros). Furthermore, Decree 663 of 1993 sets forth (i) the procedure applicable for mergers and acquisitions, spin-offs, and other corporate reorganizations of the aforementioned entities, (ii) specific regulations that apply to the issuance and sale of shares and other securities by such entities, and (iii) certain rules regarding the activies of officers and directors of such institutions, among others. Finally, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the SFC.

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

Law 1870 of 2017 implemented the legal framework for the regulation and supervision on financial conglomerates. The law sets forth a definition for financial conglomerate. This regulation establishes two ways in which a company is considered a financial holding company and therefore subject to the new legal framework: (i) it has significant influence over a financial institution, or (ii) it controls a financial institution. This law prescribes the framework within which the Government and the SFC may regulate matters related to financial conglomerates, such as regulatory capital, definition of related parties, corporate governance principles and risk management, among others. In regulating financial conglomerates, the Government and the SFC musttake into consideration the structure, complexity, and individual features of each conglomerate. Additionally, regarding risk management and exposure limits, the new requirements applicable to financial conglomerates must consider the requirements to which the financial institutions are already subject. Along the same lines, when financial institutions fulfill capital adequacy requirements and solvency ratios, authorities may not impose solvency ratios on the conglomerate.

The law also reinforced the mechanism for the resolution of credit establishments - deposit-taking institutions under Colombian Law - by establishing the concept of the bridge bank, an entity used to facilitate the purchase of assets and transfer of liabilities from failing institutions.

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

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes Depósitos a Término Fijo (“DTF”) rate, which is published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of April 27, 2018, the DTF was 4.88%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or Interés Bancario Corriente, certified and calculated by the SFC as the average rate of interest ordinarily charged by banks for loans made during a specified period. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2017, the banking interest rate for small business loans was 36.78% and for all other loans was 20.69%.

Capital adequacy requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. Some of the highlights of this regulation are as follows:

•	The technical capital is calculated as the sum of Ordinary Basic Capital (common equity Tier I), Additional Basic Capital (additional Tier I), and Additional Capital (Tier II capital).

•	Criteria for debt and equity instruments to be considered ordinary basic capital, additional basic capital, and additional capital were established. Additionally, the SFC must review whether a given instrument adequately complies with these criteria in order for an instrument to be considered Tier I or Tier II capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as basic or additional capital are not be considered Tier I or Tier II capital for purposes of capital adequacy requirements.

•	The capital adequacy ratio is set at a minimum of 9% of the financial institution’s total risk-weighted assets; however, each entity must comply with a minimum basic solvency ratio of 4.5%, which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets. These ratios apply to credit establishments individually and on a consolidated basis. Credit establishments include Banks, Financial Corporations, and Financing Companies.

•	Recently the Ministry of Finance issued Decree 415 of 2018, which establishes that as of the year 2019, non-depository financial institutions, such as asset managers and fiduciary entities under Colombian law, shall comply with a 9% minimum solvency ratio on an individual basis.

In 2014, the Ministry of Finance issued Decree 1648 of 2014 and Decree 2392 of 2015 establishing criteria for hybrid instruments to be considered additional basic capital (Additional Tier I).

As of December 31, 2017, the Bank’s capital adequacy ratio was 14.18%, exceeding the requirements of the Colombian government and the SFC by 518 basis points. As of December 31, 2016, the Bank’s capital adequacy ratio was 13.26%.

For more information, see Item 5. “Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy.”

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. The minimum capital requirement for banks, including Bancolombia S.A., for 2017 is COP 90,142 million. Failure to meet such requirement can result in the taking of possession (toma de posesión) of the Bank by the SFC (see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation – Bankruptcy Considerations”).

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

In addition, in the case of a bank that consolidated financial statements with its subsidiaries and has controlled foreign investments, the average of the bank’s foreign currency position for three business days cannot exceed the equivalent in foreign currency of 30% of the bank’s technical capital.

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

Finally, Resolution 9 requires banks to comply with a gross position of leverage (posición bruta de apalancamiento) as it relates to its foreign currency position. Gross position of leverage is defined as (i) the value of term contracts denominated in foreign currency, plus (ii) the value of transactions denominated in foreign currency to be settled in a term equal or greater than one day in cash, plus (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. According to Resolution 9 the three business days’ average of the gross position of leverage cannot exceed 55% of the technical capital.

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

To protect the customers of commercial banks and certain financial institutions, Resolution 1 of 2012 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance. Banks must pay an annual premium of 0.30% of total funds received on saving accounts, checking accounts, certificates of deposit and other deposits, which is paid in four quarterly installments. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank up to a maximum of COP 50 million regardless of the number of accounts held.

Risk Management Systems

Commercial banks must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; (v) money laundering and terrorism; and (vi) counterparty.

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

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows all of FATF’s 40 recommendations and eight special recommendations. External Circular 029 of 2014 requires the implementation by financial institutions of a system of controls for money laundering and terrorism financing. These rules emphasize “know your customer” policies and knowledge of customers and markets, and other customer identification and monitoring processes that include screening against international lists.

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

International regulations applicable to Bancolombia and its subsidiaries

FATCA

FATCA, a U.S. federal tax law enacted in 2010, imposes a 30% withholding tax on ‘withholdable payments’ made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some cases, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, “U.S. accountholders”) to the IRS. FATCA also requires participating FFIs to withhold on “passthru payments” (which include both “withholdable payments” and certain non-U.S.-source payments) made to account holders who do not provide information to the FFIs to determine their U.S. accountholder’s status – “recalcitrant accountholders” – and to FFIs that do not sign an FFI Agreement with the IRS (such FFIs, “nonparticipating FFIs”). “Withholdable payments” generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. This withholding will take effect on a “phased” schedule, which started in July 2014 with respect to certain payments.

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

CRS

The CRS, approved by the OECD Council on 2014, is applicable to signatory countries of the Multilateral Competent Authority Agreement (“MCAA”) which, therefore, have the obligation to obtain information from their financial institutions and automatically exchange that information with other jurisdictions on an annual basis. The CRS defines (i) which financial institutions are required to report; (ii) the types of accounts covered; and (iii) the due diligence procedures that financial institutions must follow to identify the reporting information.

Among the countries where Bancolombia operates, Colombia, Panamá and Cayman Island, have signed to the MCAA and, thus, has the obligation to report in accordance to the CRS.

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

As for credit risk, in March 2016, the Superintendency of Banks of the Republic of Panamá issued Accord No.3-2016, which sets forth new risk weights applicable to on and off-balance sheet credit exposures, which are more risk sensitive in line with Basel II. The Accord introduces the treatment of counterparty exposures in derivatives transactions, as well as credit risk mitigation techniques, such as the treatment of financial collaterals.

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

The Superintendency of Banks of the Republic of Panama is also in charge of the supervision and oversight of the trust business, regulated by Law 1 of 1984, which set forth aspects such as minimum requirements of trust agreements, characteristics of trusts, rights and responsibilities of grantors, trustees and beneficiaries.

In 2017, the Panamanian Congress issued Law No.21 of 2017, which strengthens the oversight and regulation capabilities of the Superintendency of Banks, regarding the trust business. The Law imposes higher standards and provides for more detailed supervision, with respect to matters such as licensing, prudential regulation, corporate governance, reporting and customer protection, amongst others.

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

Panama has also moved forward with the adoption of international standards on transparency and cooperation on tax matters, through the approval of the Inter-Governmental Agreement for the implementation of FATCA on 2016, the commitment regarding the automatic exchange of information on a bilateral basis and under the Common Reporting Standard, beginning on September, 2018, and the ratification of the Multilateral Convention on Mutual Administrative Assistance on Tax Matters on 2017. All of the above will enable the exchange of information for tax matters between the Panamanian tax authorities, and a broader set of countries to implement these commitments, regulations were adopted during the course of 2016 and 2017 setting forth the obligations and responsibilities of banking institutions, regarding due diligence procedures in order to identify reportable accounts under FATCA and CRS, as well as responsibilities regarding control measures and reporting requirements necessary to comply with such international standards and agreements. The laws, rules and regulations issued for these purposes include: Law No.47 of 2016, Law No.51 of 2016, Law No.5 of 2017, Executive Decree No.124 of 2017, Executive Decree No.461 of 2017 and the Resolution No.201-3931 of 2017 amended by Resolution No.201-4488 of 2017.

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

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2017 are:

Ordinary Reserve Requirements %
Checking accounts	25%
Saving accounts	20%
Time deposits	20%
Borrowings from foreign banks	5%
Long-term debt (1)	15% - 20%
Checking accounts	25%

(1) 15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year.

Investment Certificates with maturity equal or more than 5 years with mortgage guarantee, are not obliged to have reserves.

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

Pursuant to Decree 18 of 2002, the Superintendency of Banks, in order to achieve its purpose, shall exercise the following functions:

a)	Supervise financial entities so they can maintain adequate liquidity and solvency levels that enable them to timely and fully perform their obligations, and to assess and properly manage their risks
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
68

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

The Law for Banks and Financial Groups provides within a regularization plan, and if deemed convenient, at the discretion of the Monetary Board, limiting profit sharing for the shareholders of a bank as well as the possibility of incorporating a member to the Board of Directors.

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

C.       ORGANIZATIONAL STRUCTURE

The following are the subsidiaries of Bancolombia:

(*) Investment in legal liquidation process.

The following is a list of subsidiaries of Bancolombia as of December 31, 2017:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
Renting Colombia S.A.S. (Before Renting Colombia S.A.)	Colombia	Operating leasing	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%
Valores Simesa S.A.	Colombia	Investments	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
BIBA Inmobiliaria S.A.S.	Colombia	Real estate broker	100.00%
FCP Fondo Colombia Inmobiliario.	Colombia	Real estate broker	63.47%
Fideicomiso "Lote Abelardo Castro".	Colombia	Mercantil trust	68.23%
Bancolombia Panamá S.A.	Panama	Banking	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Holding	99.16%
Banistmo S.A.	Panama	Banking	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%
Financomer S.A.	Panama	Financial services	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%
Suvalor Panamá Fondos de Inversión S.A.	Panama	Holding	100.00%
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%
Banistmo Capital Markets Group Inc. (non-operational stage)	Panama	Purchase and sale of securities	100.00%
Van Dyke Overseas Corp. (non-operational stage)	Panama	Real estate broker	100.00%
Inmobiliaria Bickford S.A. (non-operational stage)	Panama	Real estate broker	100.00%
Williamsburg International Corp. (non-operational stage)	Panama	Real estate broker	100.00%
Anavi Investment Corporation S.A. (non-operational stage)	Panama	Real estate broker	100.00%
Desarrollo de Oriente S.A. (non-operational stage)	Panama	Real estate broker	100.00%
Steens Enterpresies S.A. (non-operational stage)	Panama	Portfolio holder	100.00%
Ordway Holdings S.A. (non-operational stage)	Panama	Real estate broker	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	60.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Investments	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%
Arrendamiento Operativo CIB S.A.C. (classified as assets held for sale)	Peru	Operating leasing	100.00%
Fondo de Inversión en Arrendamiento Operativo - Renting Perú (In liquidation)	Peru	Operating leasing	100.00%
Capital Investments SAFI S.A. (classified as assets held for sale)	Peru	Trust	100.00%
FiduPerú S.A. Sociedad Fiduciaria (classified as assets held for sale)	Peru	Trust	98.81%

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly
Leasing Perú S.A. (In liquidation)	Peru	Leasing	100.00%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	60.00%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance company	59.17%
Financiera Agromercantil S.A.	Guatemala	Financial services	60.00%
Agrovalores S.A.	Guatemala	Securities brokerage	60.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance company	60.00%
Asistencia y Ajustes S.A.	Guatemala	Services	60.00%
Serproba S.A.	Guatemala	Maintenance and remodelling services	60.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	60.00%
Conserjeria, Mantenimiento y Mensajería S.A.	Guatemala	Maintenance services	60.00%
Media Plus S.A.	Guatemala	Advertising and marketing	60.00%
Mercom Bank Ltd.	Barbados	Banking	60.00%
New Alma Enterprises Ltd.	Bahamas	investments	60.00%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%

D.	PREMISES AND EQUIPMENT

As of December 31, 2017, the Bank owned COP 3,127 billion in premises and equipment (including assets that are part of our operating leasing business) COP 1,641 billion correspond to land and buildings, of which approximately 95.88% are used for administrative offices and branches in 55 municipalities in Colombia, 25 municipalities in El Salvador, 9 municipalities in Guatemala and 4 municipalities in Panama. Likewise, COP 783 billion correspond to computer equipment, of which 12.06% relate to the central computer and servers of the Bank and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment. Additionally, COP 5 billion correspond to constructions in progress.

In addition to its own branches, the Bank occupies 957 rented offices.

The following table illustrates the carrying amounts of premises and equipment for each country as of December 31, 2017:

Country (1)	Amount
In millions of COP
Colombia	2,445,791
Costa Rica	80
El Salvador	277,976
Guatemala	165,804
Panamá	237,366
Puerto Rico	388
Total	3,127,405

(1)	As of December 31, 2017, the Bank has premises and equipment classified as held for sale amounting to 109,469, related with its Peruvian operations.

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information should be read in conjunction with the Consolidated Financial Statements as well as Item 5, “Operating and Financial Review and Prospects”. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with IFRS as issued by the IASB and the related interpretations issued by the IFRIC.

The consolidated selected statistical information as of and for the year ended December 31, 2014 includes the selected statistical information of Bancolombia and its Subsidiaries, without reflecting any pro-forma calculation of the effect of the acquisition of the majority ownership of Grupo Agromercantil, while consolidated selected statistical information as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, 2015 and 2014, as applicable, corresponds to the Bank, including all Subsidiaries as to which Bancolombia acquired control as a result of the 2015 acquisition of additional shares of Grupo Agromercantil. Prior to January 1, 2014, our consolidated financial statements were prepared in accordance with Colombian Banking GAAP.

E.1.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances for each of the years ended December 31, 2017, 2016 and 2015 have been calculated as the arithmetic average of the last 13 monthly IFRS balances.

In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2017, 2016 and 2015, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,(1)
	2017			2016			2015
	Average Balance	Interest income earned	Average Yield / Rate	Average Balance	Interest income earned	Average Yield / Rate	Average Balance	Interest income earned	Average Yield / Rate
	In millions of COP, except percentages
ASSETS
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	1,164,612	57,071	4.9%	1,434,974	119,889	8.4%	1,180,507	74,237	6.3%
Foreign activities	2,196,602	504	0.0%	1,905,163	41,113	2.2%	1,594,096	20,752	1.3%
Total	3,361,214	57,575	1.7%	3,340,137	161,002	4.8%	2,774,603	94,989	3.4%
Debt investments (2)
Domestic activities	9,057,238	612,076	6.8%	7,114,398	481,316	6.8%	7,929,171	253,161	3.2%
Foreign activities	5,390,576	247,655	4.6%	5,364,736	262,644	4.9%	3,684,896	113,608	3.1%
Total	14,447,814	859,731	6.0%	12,479,134	743,960	6.0%	11,614,067	366,769	3.2%
Interest income on loans and financial leases (3)
Domestic activities	94,870,082	12,122,572	12.8%	87,289,606	11,494,684	13.2%	79,835,468	8,739,998	10.9%
Foreign activities	55,631,821	3,851,013	6.9%	57,291,045	3,815,489	6.7%	45,190,581	2,521,782	5.6%
Total	150,501,903	15,973,585	10.6%	144,580,651	15,310,173	10.6%	125,026,049	11,261,780	9.0%
Total interest-earning assets
Domestic activities	105,091,932	12,791,719	12.2%	95,838,978	12,095,889	12.6%	88,945,146	9,067,396	10.2%
Foreign activities	63,218,999	4,099,172	6.5%	64,560,944	4,119,246	6.4%	50,469,573	2,656,142	5.3%
Total	168,310,931	16,890,891	10.0%	160,399,922	16,215,135	10.1%	139,414,719	11,723,538	8.4%
Total non-interest-earning assets
Domestic activities	16,254,108	-	-	15,656,149	-	-	10,050,646	-	-
Foreign activities (4)	16,347,218	-	-	17,411,162	-	-	15,383,212	-	-
Total	32,601,326	-	-	33,067,311	-	-	25,433,858	-	-
Total interest and non-interest earnings assets
Domestic activities	121,346,040	12,791,719	10.5%	111,495,127	12,095,889	10.8%	98,995,792	9,067,396	9.2%
Foreign activities (4)	79,566,217	4,099,172	5.2%	81,972,106	4,119,246	5.0%	65,852,785	2,656,142	4.0%
Total (5)	200,912,257	16,890,891	8.4%	193,467,233	16,215,135	8.4%	164,848,577	11,723,538	7.1%

(1)	The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	Includes performing loans only.
(4)	The percentage of total average assets attributable to foreign activities was 39.6%, 42.4% and 39.9% respectively, for the fiscal years ended December 31, 2017, 2016 and 2015.
(5)	As of December 31, 2016, and 2015 the Bank´s total average assets includes the assets of the discontinued operations of Tuya S.A., as it was not practicable to exclude such assets when calculating monthly balances and the resulting annual averages. The difference between the line “total” in the table above and the line “Total interest and valuation” is due to the fact that the Bank’s Consolidated Statement of Income includes interest and valuation related to debt securities investments and derivatives.

Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2017			2016			2015
	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate
In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Domestic activities	10,319,409	14,234	0.1%	10,960,605	15,175	0.1%	11,034,571	17,778	0.2%
Foreign activities	10,173,663	36,579	0.4%	10,511,089	42,473	0.4%	7,538,081	16,060	0.2%
Total	20,493,072	50,813	0.2%	21,471,694	57,648	0.3%	18,572,652	33,838	0.2%
Savings deposits
Domestic activities	38,111,789	1,064,435	2.8%	33,763,375	866,387	2.6%	30,937,835	528,806	1.7%
Foreign activities	12,277,933	200,781	1.6%	12,653,306	192,413	1.5%	9,837,665	142,111	1.4%
Total	50,389,722	1,265,216	2.5%	46,416,681	1,058,800	2.3%	40,775,500	670,917	1.6%
Time deposits
Domestic activities	30,666,059	2,182,011	7.1%	27,813,915	2,128,861	7.7%	23,284,367	1,322,738	5.7%
Foreign activities	24,242,926	781,276	3.2%	23,375,945	720,532	3.1%	18,944,955	443,488	2.3%
Total	54,908,985	2,963,287	5.4%	51,189,860	2,849,393	5.6%	42,229,322	1,766,226	4.2%
Funds purchased and securities sold under agreements to repurchase
Domestic activities	4,109,470	175,911	4.3%	2,514,533	130,912	5.2%	2,795,234	128,858	4.6%
Foreign activities	845,370	5,056	0.6%	529,575	6,492	1.2%	450,720	3,327	0.7%
Total	4,954,840	180,967	3.7%	3,044,108	137,404	4.5%	3,245,954	132,185	4.1%
Borrowings from development and other domestic banks (2)
Domestic activities	5,066,726	391,449	7.7%	5,228,949	232,899	4.5%	4,603,982	130,156	2.8%
Foreign activities	683,451	34,300	5.0%	598,092	17,232	2.9%	270,205	7,475	2.8%
Total	5,750,177	425,749	7.4%	5,827,041	250,131	4.3%	4,874,187	137,631	2.8%
Interbank borrowings(2)(3)
Domestic activities	-	-	0.0%	-	-	0.0%	-	-	0.0%
Foreign activities	10,779,261	278,107	2.6%	14,004,249	307,178	2.2%	10,502,220	183,555	1.7%
Total	10,779,261	278,107	2.6%	14,004,249	307,178	2.2%	10,502,220	183,555	1.7%
Long-term debt
Domestic activities	5,803,401	476,080	8.2%	5,885,689	613,321	10.4%	5,907,501	495,168	8.4%
Foreign activities	13,435,824	714,920	5.3%	13,556,293	738,827	5.5%	10,735,079	580,314	5.4%
Total	19,239,225	1,191,000	6.2%	19,441,982	1,352,148	7.0%	16,642,580	1,075,482	6.5%
Total interest-bearing liabilities
Domestic activities	94,076,854	4,304,120	4.6%	86,167,066	3,987,555	4.6%	78,563,490	2,623,504	3.3%
Foreign activities	72,438,428	2,051,019	2.8%	75,228,549	2,025,147	2.7%	58,278,925	1,376,330	2.4%
Total	166,515,282	6,355,139	3.8%	161,395,615	6,012,702	3.7%	136,842,415	3,999,834	2.9%
Total non-interest bearing liabilities
Domestic activities	8,965,995	-	-	8,541,148	-	-	5,744,793	-	-
Foreign activities (4)	2,387,904	-	-	2,657,346	-	-	3,366,523	-	-
Total	11,353,899	-	-	11,198,494	-	-	9,111,316	-	-
Stockholders' equity
Domestic activities	18,743,416	-	-	15,715,483	-	-	15,512,136	-	-
Foreign activities	4,299,659	-	-	5,157,640	-	-	3,344,666	-	-
Total	23,043,075	-	-	20,873,123	-	-	18,856,802	-	-
Total interest and non-interest bearing liabilities and stockholders’ equity (4)

Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2017			2016			2015
	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate
In millions of COP, except percentages
Domestic activities	121,786,265	4,304,120	3.5%	110,423,697	3,987,555	3.6%	99,820,419	2,623,504	2.6%
Foreign activities (4)	79,125,991	2,051,019	2.6%	83,043,535	2,025,147	2.4%	64,990,114	1,376,330	2.1%
Total (5)	200,912,256	6,355,139	3.2%	193,467,232	6,012,702	3.1%	164,810,533	3,999,834	2.4%

(1)	The Bank average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	The percentage of total average liabilities attributable to foreign activities was 42.1%, 45.1% and 42.2% respectively, for the fiscal years ended December 31, 2017, 2016 and 2015.
(5)	As of December 31, 2016, and 2015 the Bank's total average liabilities and stockholder's equity includes the liabilities and stockholder's equity of the discontinued operation.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2017 compared to the year ended December 31, 2016; and the year ended December 31, 2016, compared to the year ended December 31, 2015. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2017- December 31, 2016 Increase (Decrease) due to changes in:			December 31, 2016- December 31, 2015 Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	(19,665)	(43,153)	(62,818)	16,002	24,392	40,394
Foreign activities	7,427	(48,036)	(40,609)	4,049	13,648	17,697
Total	(12,238)	(91,189)	(103,427)	20,051	38,040	58,091
Investment securities (1)
Domestic activities	131,294	(534)	130,760	(26,014)	283,277	257,263
Foreign activities	1,272	(16,261)	(14,989)	51,791	66,795	118,586
Total	132,566	(16,795)	115,771	25,777	350,072	375,849
Loans and financial leases
Domestic activities	953,302	(325,414)	627,888	816,043	1,773,092	2,589,135
Foreign activities	(98,435)	133,959	35,524	675,245	487,836	1,163,081
Total	854,867	(191,455)	663,412	1,491,288	2,260,928	3,752,216
Total interest-earning assets
Domestic activities	1,064,931	(369,101)	695,830	806,031	2,080,761	2,886,792
Foreign activities	(89,736)	69,662	(20,074)	731,085	568,279	1,299,364

	December 31, 2017- December 31, 2016 Increase (Decrease) due to changes in:			December 31, 2016- December 31, 2015 Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Total	975,195	(299,439)	675,756	1,537,116	2,649,040	4,186,156
Interest-bearing liabilities:
Checking deposits
Domestic activities	(884)	(57)	(941)	(119)	(2,501)	(2,620)
Foreign activities	(1,329)	(4,565)	(5,894)	6,334	14,400	20,734
Total	(2,213)	(4,622)	(6,835)	6,215	11,899	18,114
Savings deposits
Domestic activities	117,432	80,616	198,048	48,296	265,076	313,372
Foreign activities	(5,429)	13,797	8,368	40,674	7,486	48,160
Total	112,003	94,413	206,416	88,970	272,562	361,532
Time deposits
Domestic activities	169,358	(116,208)	53,150	257,315	459,434	716,749
Foreign activities	27,270	33,474	60,744	103,726	140,465	244,191
Total	196,628	(82,734)	113,894	361,041	599,899	960,940
Funds purchased and securities sold under agreements to repurchase
Domestic activities	62,524	(17,525)	44,999	(12,940)	16,668	3,728
Foreign activities	(10,181)	8,745	(1,436)	582	2,198	2,780
Total	52,343	(8,780)	43,563	(12,358)	18,866	6,508
Borrowings from development and other domestic banks
Domestic activities	(6,991)	165,541	158,550	17,668	74,907	92,575
Foreign activities	2,753	14,315	17,068	9,071	310	9,381
Total	(4,238)	179,856	175,618	26,739	75,217	101,956
Interbank borrowings
Domestic activities	-	-	-	-	-	-
Foreign activities	(123,845)	94,774	(29,071)	61,208	46,807	108,015
Total	(123,845)	94,774	(29,071)	61,208	46,807	108,015
Long-term debt
Domestic-activities	(8,462)	(128,779)	(137,241)	(1,828)	120,426	118,598
Foreign-activities	(6,523)	(17,384)	(23,907)	152,508	4,755	157,263
Total	(14,985)	(146,163)	(161,148)	150,680	125,181	275,861
Total interest-bearing liabilities
Domestic-activities	332,977	(16,412)	316,565	308,392	934,010	1,242,402
Foreign-activities	(117,284)	143,156	25,872	374,103	216,421	590,524
Total	215,693	126,744	342,437	682,495	1,150,431	1,832,926

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
78

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

	Interest-Earning Assets-Yield For the Fiscal Year Ended December 31,
	2017	2016	2015
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	105,091,932	95,838,978	88,945,146
Foreign activities	63,218,999	64,560,944	50,469,573
Total	168,310,931	160,399,922	139,414,719
Net interest income (1)
Domestic activities	8,487,599	8,108,334	6,443,892
Foreign activities	2,048,153	2,094,099	1,279,812
Total	10,535,752	10,202,433	7,723,704
Average yield on interest-earning assets
Domestic activities	12.17%	12.62%	10.19%
Foreign activities	6.48%	6.38%	5.26%
Total	10.04%	10.11%	8.41%
Net interest margin (2)
Domestic activities	8.08%	8.46%	7.24%
Foreign activities	3.24%	3.24%	2.54%
Total	6.26%	6.36%	5.54%
Interest spread (3)
Domestic activities	7.60%	7.99%	6.86%
Foreign activities	3.65%	3.69%	2.90%
Total	6.22%	6.38%	5.49%

(1)	Net interest income is loan interest income less interest expense and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

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

As of December 31, 2017, Bancolombia’s debt securities investment portfolio had a carrying value of COP 14,859 billion.

The following table sets forth the carrying value of the Bank‘s investments in Colombian Government and foreign Governments and corporate securities and certain other financial investments as of the dates indicated (1).

	As of December 31,
	2017 (2)	2016 (2)	2015 (2)
	In millions of COP
Foreign currency-denominated
Securities issued by foreign Governments	3,522,849	3,413,867	4,443,307
Securities issued or secured by other financial entities	641,305	615,299	905,171
Securities issued or secured by Colombian Government	69,602	263,275	188,618
Securities issued or secured by the El Salvador Central Bank	-	-	43,913
Securities issued or secured by Government entities	26,377	12,376	9,997
Corporate bonds	1,000,794	480,713	531,044
Subtotal	5,260,927	4,785,530	6,122,050
Peso-denominated
Securities issued or secured by other financial entities	636,902	666,592	838,769
Securities issued or secured by the Colombian Government	6,946,510	4,640,877	4,644,051
Securities issued or secured by Government entities	1,936,215	1,532,312	1,475,055
Corporate bonds	78,869	47,170	33,218
Subtotal (3)	9,598,496	6,886,951	6,991,093
Total	14,859,423	11,672,481	13,113,143

(1)	For further information, see Note 5 “Financial assets investments and derivatives” to the Consolidated Financial Statements.
(2)	Includes debt securities only. Net investments in equity securities were COP 1,517,830 COP 1,388,172 million and COP 1,164,681 million for 2017, 2016 and 2015, respectively.
(3)	As of December 31, 2015, Compañía de Financiamiento Tuya S.A. a discontinued operation, had debt securities amounting to COP 30,271 million, which were classified in 'Securities issued or secured by Government entities' item.

As of December 31, 2017, 2016 and 2015, Bancolombia held securities issued by foreign Governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value - (In millions of COP)	Investment Amount–Book Value (thousands of U.S. dollars)(1)
2017	Republic of Guatemala	1,462,363	490,068
	Republic of Panama	958,553	321,231
	U.S. Treasury	701,551	235,104
	Republic of Mexico	22,095	7,404
	Republic of Costa Rica	87,800	29,424
	Republic of El Salvador	290,487	97,348
2016	Republic of Guatemala	1,428,338	476,000
	Republic of Panama	818,988	272,931
	U.S. Treasury	319,967	106,630
	Republic of Mexico	197,162	65,705
	Republic of Costa Rica	47,575	15,855
	Republic of El Salvador	569,479	189,781
	Republic of Brazil	32,358	10,784
2015	Republic of Guatemala	1,670,390	530,372
	Republic of Panama	923,470	293,214
	U.S. Treasury	523,707	166,284
	Republic of Mexico	479,304	152,186
	Republic of Costa Rica	123,196	39,117
	Republic of El Salvador	688,522	218,615
	Republic of Brazil	34,718	11,023

(1)	These amounts have been translated at the rate of COP 2,984.00 per USD 1.00 at December 31, 2017, COP 3,000.71 per USD 1.00 at December 31, 2016 and COP 3,149.47 per USD 1.00 at December 31, 2015, which corresponds to the Representative Market Rate calculated on December 31, the last business day of the year.

As of December 31, 2017, the Bank’s peso-denominated debt securities portfolio amounted to COP 9,598 billion, reflecting a 39.37% increase compared to December 31, 2016 because a surge in positions of Securities issued or secured by the Colombian Government and Government entities. Peso-denominated debt securities issued by the Colombian government represented 72.37% of the Bank’s peso-denominated debt securities portfolio as of December 31, 2017.

Also, as of December 31, 2017, Bancolombia’s portfolio of securities issued by foreign governments amounted to COP 3,522 billion, a 3.19% increase compared to December 31, 2016 as a consequence of a rise in the Bank’s position in U.S. Treasury, Costa Rica and U.S. Guatemala.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2017:

As of December 31, 2017 (1)
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 Years		Maturity more than 10 years		Total
	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)
In millions of COP, except yields
Securities issued or secured by: Foreign currency.-denominated (2):
Foreign Governments	1,204,584	3.29%	1,744,373	2.34%	483,413	2.19%	90,479	0.32%	3,522,849	2.59%
Other financial entities	204,770	3.06%	213,885	3.38%	17,624	3.43%	205,027	-	641,306	2.20%
Colombian Government	-	-	42,016	4.33%	27,585	3.30%	-	-	69,601	3.92%
Other Government entities	-	-	24,137	3.94%	2,241	7.59%	-	-	26,378	4.25%
Corporate bonds	28,020	2.55%	177,116	5.52%	732,182	4.73%	63,476	5.13%	1,000,794	4.83%
Subtotal	1,437,374	3.24%	2,201,527	2.75%	1,263,045	3.71%	358,982	0.99%	5,260,928	2.99%
Securities issued or secured by Peso-denominated (2)
Other financial entities	69,739	6.96%	288,219	7.46%	247,966	10.68%	30,977	9.42%	636,901	8.75%
Colombian Government	2,163,682	5.17%	4,429,393	5.29%	247,311	5.89%	100,764	6.62%	6,941,150	5.30%
Other Government entities	1,920,497	2.83%	14,825	6.89%	892	10.28%	-	-	1,936,214	2.87%
Corporate bonds	33,903	6.40%	24,960	6.27%	10,206	7.50%	9,800	8.24%	78,869	6.73%
Subtotal	4,187,821	4.14%	4,757,397	5.44%	506,375	8.27%	141,541	7.34%	9,593,134	5.05%
Securities issued or secured by UVR-denominated (2)
Colombian Government	-	-	5,361	3.12%	-	-	-	-	5,361	3.12%
Subtotal	-	-	5,361	3.12%	-	-	-	-	5,361	3.12%
Total (COP)	5,625,195		6,964,285		1,769,420		500,523		14,859,423

(1) Yield was calculated using the internal rate of return (IRR) as of December 31, 2017.

(2) Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

As of December 31, 2017, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank‘s equity:

		As of December 31,
		2017
Securities issued or secured by:	Issuer	Book Value	Fair value
		In millions of COP
Colombian Government	Ministry of Finance	7,016,112	7,016,112
Total		7,016,112	7,016,112

E.3.	LOAN PORTFOLIO

Types of Loans

The following table shows the Bank’s loan portfolio classified into corporate, retail (including small and medium enterprise loans), financial leases and mortgage loans:

	As of December 31,
	2017	2016	2015	2014
	In millions of COP
Domestic
Corporate (1)
Trade financing	3,806,417	3,479,077	3,380,106	2,896,799
Loans funded by development banks	1,738,950	1,861,669	1,306,888	703,152
Working capital loans	43,087,893	41,432,921	42,632,934	36,157,009
Credit cards	105,505	65,852	54,694	47,197
Overdrafts	151,804	121,555	126,888	67,060
Total corporate	48,890,569	46,961,074	47,501,510	39,871,217
Retail (1)
Credit cards	5,085,713	4,277,498	3,629,539	4,831,945
Personal loans	10,967,770	8,552,243	7,104,076	6,568,264
Vehicle loans	2,533,815	2,553,815	2,517,925	2,477,992
Overdrafts	223,981	226,575	203,439	210,283
Loans funded by development banks	957,577	1,033,879	884,490	783,610
Trade financing	537,205	404,481	372,339	424,596
Working capital loans	15,344,502	14,342,558	13,078,764	11,909,314
Total retail	35,650,563	31,391,049	27,790,572	27,206,004
Financial Leases	21,728,901	20,685,823	19,898,665	17,197,752
Mortgage	10,987,580	10,170,163	8,712,892	7,353,372
Total loans and leases	117,257,613	109,208,109	103,903,639	91,628,345
Allowance for loans and advances and lease losses	(7,305,563)	(5,529,506)	(4,312,564)	(4,028,866)
Total domestic loans, net	109,952,050	103,678,603	99,591,075	87,599,479
Foreign
Corporate (1)
Trade financing	16,414,186	15,474,410	15,192,611	6,248,364
Loans funded by development banks	7,731	9,375	12,576	6,162
Working capital loans	7,669,064	8,409,213	8,793,603	6,188,503
Credit cards	52,020	38,596	25,748	9,978
Overdrafts	7,135	9,232	6,661	7,140
Total corporate	24,150,136	23,940,826	24,031,199	12,460,147
Retail (1)
Credit cards	1,651,333	1,582,942	1,429,351	746,691
Personal loans	6,348,860	6,242,800	6,106,241	4,134,873
Vehicle loans	477,900	595,399	637,047	373,478
Overdrafts	68,610	64,085	74,492	53,213
Loans funded by development banks	66,320	77,284	66,149	41,242
Trade financing	345,433	312,542	242,403	128,668
Working capital loans	57,211	79,710	71,316	45,246
Total retail	9,015,667	8,954,762	8,626,999	5,523,411
Financial Leases	520,050	658,100	652,911	367,477
Mortgage	9,524,628	8,985,689	8,405,891	5,194,273

	As of December 31,
	2017	2016	2015	2014
	In millions of COP
Total loans and leases	43,210,481	42,539,377	41,717,000	23,545,308
Allowance for loans and advances and lease losses	(917,540)	(1,092,405)	(936,191)	(760,391)
Total foreign loans, net	42,292,941	41,446,972	40,780,809	22,784,917
Total Foreign and Domestic Loans	152,244,991	145,125,575	140,371,884	110,384,396

(1)	Corporate loans in this table are lower than the balances presented in Note 6 to Consolidated Financial Statements as Commercial loans in COP 15,956,536 and COP 15,357,808, as of 31 December 2017 and 2016, respectively. These amounts are presented as Retail loans in this table. Similarly, Retail loans also include the amounts presented in Note 6 to Consolidated Financial Statements as Small Business Loans for COP 1,063,580 and COP 1,062,724 and Consumer loans for COP 27,646,114 and COP 23,925,279 as of 31 December 2017 and 2016, respectively.

This difference in presentation is because loans are aggregated for marketing and selling purposes in a different way than they are aggregated for risk management purposes. Types of loans in this section follow the marketing and selling aggregation, whereas Note 6 to Consolidated Financial Statements follows risk management aggregation.

As of December 31, 2017, the Bank’s total loan portfolio amounted to COP 160,468 billion, up 5.75% as compared to COP 151,747 billion in 2016. The moderate growth in loan volume during 2017 is explained by the macroeconomic conditions presented during the year, especially in the first half. For further discussion of some of these trends, please see Item 5. "Operating and Financial Review and Prospects-D. Trend information".

As of December 31, 2017, corporate loans amounted to COP 73,041 billion, or 45.52% of loans, and increased 3.02% from COP 70,902 billion at the end 2016. Such change is the result of the net effect between an increase in disbursements and prepayments made by corporate borrowers who refinanced debt using the capital markets.

As of December 31, 2017, retail loans totaled COP 44,666 billion, or 27.83% of total loans, of which COP 17,317 billion were personal loans (10.79% of total loans). Retail loans increased 17.04% over the year as a result of the downward trend in interest rates which led to an increase in household borrowing.

Total corporate and retail loans amounted to COP 117,707 billion at December 31, 2017. These loan categories correspond to the portfolio categories described in the consolidated financial statements as commercial, consumer and small business loans portfolio, which amounted to COP 88,997 billion, COP 27,646 billion and COP 1,064 billion, respectively, as of December 31, 2017. The difference between the two presentations is mainly explained by the allocation of credit cards, working capital loans and overdrafts.  These products are considered as corporate loans from the salesforce’s point of view, but are considered as part of one of the three different portfolios for purposes of the impairment assessment.

Financial leases totaled COP 22,249 billion as of December 31, 2017, up 4.24% from COP 21,344 billion in 2016.

As of December 31, 2017, mortgage loans totaled COP 20,512 billion and increased 7.08% over the year. This growth is explained by the slowdown in housing prices which means that a lower rate of housing prices increased, accompanied by the downward trend in interest rates during 2017.

Borrowing Relationships

As of December 31, 2017, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented approximately 8.88% of the loan portfolio of the Bank and no single exposure represented more than 2% of the loan book. In addition, 100% of those loans were corporate loans.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2017:

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	In millions of COP
Domestic loans and financial leases
Corporate
Trade financing	3,597,785	130,587	78,045	3,806,417
Loans funded by development banks	7,870	383,700	1,347,380	1,738,950
Working capital loans	10,391,593	15,169,995	17,526,305	43,087,893
Credit cards	43,178	30,684	31,643	105,505
Overdrafts	151,804	-	-	151,804
Total corporate	14,192,230	15,714,966	18,983,373	48,890,569
Retail
Credit cards	427,398	2,502,554	2,155,761	5,085,713
Personal loans	246,843	8,828,029	1,892,898	10,967,770
Vehicle loans	60,782	1,852,228	620,805	2,533,815
Overdrafts	223,981	-	-	223,981
Loans funded by development banks	86,436	544,538	326,603	957,577
Trade financing	532,205	594	4,406	537,205
Working capital loans	3,754,254	8,623,773	2,966,475	15,344,502
Total retail	5,331,899	22,351,716	7,966,948	35,650,563
Financial leases	3,087,015	5,824,546	12,817,340	21,728,901
Mortgage	44,464	383,561	10,559,555	10,987,580
Total domestic loans and financial leases	22,655,608	44,274,789	50,327,216	117,257,613
Foreign loans and financial leases:
Corporate
Trade financing	5,131,223	6,893,516	4,389,447	16,414,186
Loans funded by development banks	90	1,926	5,715	7,731
Working capital loans	2,795,106	1,975,275	2,898,683	7,669,064
Credit cards	58	42,949	9,013	52,020
Overdrafts	7,135	-	-	7,135
Total corporate	7,933,612	8,913,666	7,302,858	24,150,136
Retail
Credit cards	375,626	1,066,992	208,715	1,651,333
Personal loans	234,245	2,030,934	4,083,681	6,348,860
Vehicle loans	7,914	462,162	7,824	477,900
Overdrafts	68,554	56	-	68,610
Loans funded by development banks	207	13,739	52,374	66,320
Trade financing	78,862	110,011	156,560	345,433
Working capital loans	44,239	5,986	6,986	57,211
Total retail	809,647	3,689,880	4,516,140	9,015,667
Financial leases	14,329	420,218	85,503	520,050
Mortgage	5,638	154,746	9,364,244	9,524,628
Total foreign loans and financial leases	8,763,226	13,178,510	21,268,745	43,210,481
Total loans	31,418,834	57,453,299	71,595,961	160,468,094

In general, the term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2017, 55.38% of the Bank’s loan portfolio has a maturity of five years or less.

Loans interest rate sensitivity

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2017:

As of December 31, 2017
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	67,246,540
Foreign-denominated	21,247,403
Total	88,493,943
Fixed Rate
Domestic-denominated	27,355,465
Foreign-denominated	13,199,852
Total	40,555,317
Loans with term of less than 1 year:
Domestic-denominated	22,655,608
Foreign-denominated	8,763,226
Total	31,418,834
Total loans	160,468,094

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes:

	As of December 31,
	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Domestic
Agricultural	3,533,671	3.0%	3,360,479	3.1%	4,330,757	4.2%	4,030,994	4.4%
Mining products and oil	909,127	0.8%	1,670,126	1.5%	1,791,910	1.7%	2,559,701	2.8%
Food, beverage and tobacco	5,640,910	4.8%	4,992,305	4.6%	5,141,738	5.0%	4,148,724	4.5%
Chemical production	3,341,248	2.9%	3,184,196	2.9%	2,871,547	2.8%	3,028,095	3.3%
Government	3,780,686	3.2%	3,426,089	3.1%	3,131,339	3.0%	2,030,749	2.2%
Construction	15,464,605	13.2%	14,122,163	12.9%	14,577,061	14.0%	11,515,240	12.6%
Trade and tourism	17,115,018	14.6%	15,953,310	14.6%	14,934,712	14.4%	13,380,359	14.6%
Transportation and communications	8,307,712	7.1%	7,484,105	6.9%	8,189,789	7.9%	5,200,661	5.7%
Public services	5,180,634	4.4%	5,013,469	4.6%	4,881,297	4.7%	4,832,527	5.3%
Consumer services	31,367,376	26.7%	28,673,632	26.3%	22,439,817	21.6%	21,109,019	23.0%

	As of December 31,
	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Commercial services	16,248,665	13.9%	15,186,857	13.9%	15,956,430	15.3%	14,299,832	15.6%
Other industrial and manufacturing products	6,367,961	5.4%	6,141,378	5.6%	5,657,242	5.4%	5,492,444	6.0%
Total domestic loans	117,257,613	100.0%	109,208,109	100.0%	103,903,639	100.0%	91,628,345	100.0%
Foreign
Agricultural	2,171,525	5.0%	2,210,219	5.2%	1,942,147	4.7%	752,267	3.2%
Mining products and oil	65,991	0.2%	96,463	0.3%	355,825	0.9%	501,236	2.1%
Food, beverage and tobacco	808,493	1.9%	556,798	1.3%	330,038	0.8%	323,446	1.4%
Chemical production	172,763	0.4%	218,010	0.5%	331,651	0.8%	109,137	0.5%
Government	151,879	0.3%	204,429	0.5%	668,463	1.6%	309,947	1.3%
Construction	5,164,321	12.0%	4,496,434	10.6%	5,424,291	13.0%	3,609,264	15.3%
Trade and tourism	6,520,546	15.1%	6,056,928	14.2%	5,833,248	14.0%	3,362,533	14.3%
Transportation and communications	602,962	1.4%	740,379	1.7%	1,588,048	3.8%	716,974	3.1%
Public services	2,472,215	5.7%	4,626,201	10.9%	4,807,362	11.5%	2,757,506	11.7%
Consumer services	16,719,168	38.7%	13,116,938	30.8%	12,634,026	30.2%	8,580,530	36.4%
Commercial services	3,993,836	9.2%	5,753,166	13.5%	3,049,918	7.3%	56,333	0.2%
Other industrial and manufacturing products	4,366,782	10.1%	4,463,412	10.5%	4,751,983	11.4%	2,466,135	10.5%
Total foreign loans	43,210,481	100.0%	42,539,377	100.0%	41,717,000	100.0%	23,545,308	100.0%
Total Foreign and Domestic Loans	160,468,094	100.0%	151,747,486	100.0%	145,620,639	100.0%	115,173,653	100.0%

Credit Categories

For the purpose of credit risk evaluation, loans and financial lease contracts are classified in accordance with the regulations of the SFC. For further details please see Note 31 to the Consolidated Financial Statements, section b. Credit Quality Analysis - Loans and Financial Leases.

The following table shows the Bank’s loan portfolio by type of loan for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2017	2016	2015	2014
	In millions of COP
Commercial	88,997,241	86,259,708	85,892,752	65,473,755
Consumer	27,646,114	23,925,279	21,170,615	18,927,154
Small Business	1,063,580	1,062,724	886,913	659,870
Financial Leases	22,248,951	21,343,923	20,551,576	17,565,229
Mortgage	20,512,208	19,155,852	17,118,783	12,547,645
Total loans and financial leases	160,468,094	151,747,486	145,620,639	115,173,653
Total allowance for loans and advances and lease losses	(8,223,103)	(6,621,911)	(5,248,755)	(4,789,257)
Total loans and advances to customers and financial institutions, net	152,244,991	145,125,575	140,371,884	110,384,396

Risk categories

The SFC provides the following minimum risk classifications, according to the financial situation of the borrower or the past-due days of the obligation. For further details please see Note 31 to the Consolidated Financial Statements, section b. Credit Quality Analysis - Loans and Financial Leases.

	As of December 31,
	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
“A” Normal Risk	140,558,163	87.6%	136,471,216	89.9%	131,999,143	90.6%	105,475,511	91.6%
“B” Acceptable Risk	9,189,969	5.7%	7,319,360	4.8%	7,682,616	5.3%	4,978,602	4.3%
“C” Appreciable Risk	3,844,704	2.4%	3,582,671	2.4%	2,438,541	1.7%	1,865,897	1.6%
“D” Significant Risk	4,456,958	2.8%	2,499,271	1.7%	1,821,582	1.3%	1,504,125	1.3%
“E” Unrecoverable Risk	2,418,300	1.5%	1,874,968	1.2%	1,678,757	1.1%	1,349,518	1.2%
Total loans and financial leases	160,468,094	100.0%	151,747,486	100.0%	145,620,639	100.0%	115,173,653	100.0%
Loans classified as “C”, “D” and “E” as a percentage of total loans	6.68%		5.24%		4.08%		4.10%

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Domestic
Corporate
Trade financing	15,851	0.3%	4,059	0.1%	24,733	0.7%	464	0.0%
Loans funded by development banks	40,757	0.6%	-	0.0%	3,567	0.1%	4,264	0.2%
Working capital loans	1,429,617	24.0%	579,989	15.2%	613,922	17.0%	461,505	16.9%
Credit cards	726	0.0%	750	0.0%	1,167	0.0%	1,795	0.1%
Overdrafts	4,239	0.1%	2,090	0.1%	1,339	0.0%	3,509	0.1%
Total corporate	1,491,190	25.0%	586,888	15.4%	644,728	17.8%	471,537	17.3%
Retail
Credit cards	432,669	7.3%	238,975	6.3%	231,865	6.4%	343,521	12.6%
Personal loans	543,061	9.1%	370,686	9.7%	265,802	7.4%	239,261	8.7%
Vehicle loans	203,476	3.4%	201,852	5.3%	133,846	3.7%	144,213	5.3%
Overdrafts	34,718	0.6%	29,404	0.8%	24,994	0.7%	29,418	1.1%
Loans funded by development banks	53,633	0.9%	49,331	1.3%	30,119	0.8%	40,132	1.5%
Trade financing	7,646	0.1%	2,347	0.1%	1,759	0.1%	1,198	0.0%
Working capital loans	1,411,725	23.7%	954,934	25.1%	755,713	21.0%	702,065	25.6%
Total retail	2,686,928	45.1%	1,847,529	48.6%	1,444,098	40.1%	1,499,808	54.8%
Financial Leases	754,965	12.8%	620,686	16.3%	936,382	26.0%	259,048	9.4%
Mortgage	1,020,323	17.1%	750,164	19.7%	582,010	16.1%	507,588	18.5%
Total domestic past due loans	5,953,406	100.0%	3,805,267	100.0%	3,607,218	100.0%	2,737,981	100.0%
Foreign
Corporate
Trade financing	313,381	18.6%	261,943	16.6%	301,674	22.7%	97,646	12.6%
Loans funded by development banks	-	0.0%	-	0.0%	291	0.0%	-	0.0%
Working capital loans	118,740	7.1%	72,341	4.6%	99,330	7.5%	75,205	9.7%
Credit cards	1,339	0.1%	748	0.0%	1,316	0.1%	170	0.0%
Overdrafts	163	0.0%	-	0.0%	149	0.0%	36	0.0%
Total Corporate	433,623	25.8%	335,032	21.2%	402,760	30.3%	173,057	22.3%
Retail
Credit cards	112,331	6.7%	107,791	6.9%	79,573	6.0%	37,427	4.9%

	As of December 31,
	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Personal loans	281,690	16.8%	341,619	21.6%	277,596	20.9%	203,487	26.4%
Vehicle loans	51,892	3.1%	46,586	3.0%	41,015	3.1%	22,638	2.9%
Overdrafts	2,018	0.1%	1,112	0.1%	2,755	0.2%	1,773	0.2%
Loans funded by development banks	1,939	0.1%	96	0.0%	2,792	0.2%	1,249	0.2%
Trade financing	29,623	1.8%	26,518	1.7%	11,639	0.9%	7,184	0.9%
Working capital loans	9,089	0.5%	32,868	2.1%	4,912	0.4%	4,132	0.5%
Total retail	488,582	29.1%	556,590	35.3%	420,282	31.7%	277,890	36.0%
Financial Leases	13,824	0.8%	27,620	1.7%	23,381	1.8%	9,892	1.4%
Mortgage	740,763	44.3%	659,524	41.8%	480,469	36.2%	311,389	40.3%
Total foreign past due loans	1,676,792	100.0%	1,578,766	100.0%	1,326,892	100.0%	772,228	100.0%
Total Foreign and Domestic past due loans	7,630,198	100.0%	5,384,033	100.0%	4,934,110	100.0%	3,510,209	100.0%

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

The following table sets forth the changes in the allowance for loans and advances and lease losses:

	Year Ended December 31,
	2017	2016	2015	2014
	In millions of COP
Balance at beginning of period	6,621,911	5,248,755	4,789,257	4,473,562
Domestic	5,529,506	4,254,754	4,028,866	3,766,387
Foreign	1,092,405	994,001	760,391	707,175
Domestic Discontinued Operations (1)	-	-	(282,098)	-
Allowance for loan of PA Leasing	-	27,825	-	-
Domestic	-	27,825	-	-
Provisions for loan losses, net	3,879,559	2,930,239	1,884,859	1,308,825
Domestic	3,413,963	2,415,771	1,642,914	1,236,594
Foreign	465,596	514,468	241,945	72,231
Charge-offs	(2,275,300)	(1,533,202)	(1,422,055)	(1,178,748)
Domestic	(1,637,906)	(1,168,844)	(1,134,928)	(974,115)
Foreign	(637,394)	(364,358)	(287,127)	(204,633)
Effect of difference in exchange rate	(3,067)	(51,706)	278,792	185,618
Foreign	(3,067)	(51,706)	278,792	185,618
Balance at end of year	8,223,103	6,621,911	5,248,755	4,789,257
Domestic	7,305,563	5,529,506	4,254,754	4,028,866

	Year Ended December 31,
	2017	2016	2015	2014
	In millions of COP
Foreign	917,540	1,092,405	994,001	760,391

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

The following table sets forth the allocation of the Bank’s allowance for loans and advances and lease losses by type of loan using the classification of the SFC:

	As of December 31,
	2017	2016	2015	2014
	In millions of COP
Commercial loans	4,514,180	3,499,791	2,694,965	2,360,488
Consumer loans	2,291,829	1,791,123	1,321,281	1,479,460
Small business loans	140,591	110,015	80,586	76,560
Financial leases	631,402	567,046	579,151	415,766
Mortgage	645,101	653,936	572,772	456,983
Total allowance for loans and advances and lease losses	8,223,103	6,621,911	5,248,755	4,789,257

The following table sets forth the allocation of the Bank‘s allowance for loans and advances and lease losses by type of loan:

	As of December 31,
	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Domestic
Corporate
Trade financing	109,258	1.5%	54,372	1.0%	35,387	0.8%	14,759	0.4%
Loans funded by development banks	63,502	0.9%	49,008	0.9%	23,552	0.5%	5,772	0.1%
Working capital loans	2,288,997	31.3%	1,713,735	31.0%	1,183,378	27.4%	1,006,493	25.0%
Credit cards	1,591	0.0%	1,596	0.0%	2,218	0.1%	1,995	0.1%
Overdrafts	4,321	0.1%	3,226	0.1%	3,318	0.1%	5,759	0.1%
Total corporate	2,467,669	33.8%	1,821,937	33.0%	1,247,853	28.9%	1,034,778	25.7%
Retail
Credit cards	630,358	8.6%	482,278	8.7%	343,057	8.0%	589,702	14.6%
Personal loans	805,327	11.0%	595,253	10.8%	441,225	10.2%	422,649	10.5%
Vehicle loans	260,747	3.6%	242,230	4.4%	180,408	4.2%	224,481	5.6%
Overdrafts	36,693	0.5%	30,544	0.5%	27,668	0.6%	36,345	0.9%
Loans funded by development banks	58,470	0.8%	49,038	0.9%	38,274	0.9%	39,235	1.0%
Trade financing	22,766	0.3%	9,606	0.2%	13,531	0.3%	12,972	0.3%
Working capital loans	1,863,844	25.5%	1,316,302	23.8%	1,084,698	25.2%	969,557	24.1%
Total retail	3,678,205	50.4%	2,725,251	49.3%	2,128,861	49.4%	2,294,941	57.0%
Financial leases	617,266	8.4%	546,710	9.8%	553,317	12.8%	388,115	9.6%
Mortgage	542,423	7.4%	435,608	7.9%	382,533	8.9%	311,032	7.7%
Total domestic allowance for loans and advances and lease losses	7,305,563	100.0%	5,529,506	100.0%	4,312,564	100.0%	4,028,866	100.0%
Foreign
Corporate
Trade financing	167,081	18.2%	242,490	22.2%	82,777	8.8%	83,306	10.9%
Loans funded by development banks	566	0.1%	329	0.0%	568	0.1%	175	0.0%
Working capital loans	148,415	16.2%	149,392	13.7%	256,244	27.4%	227,915	30.0%
Credit cards	2,026	0.2%	1,253	0.1%	838	0.1%	361	0.1%
Overdrafts	351	0.0%	635	0.1%	656	0.1%	548	0.1%
Total corporate	318,439	34.7%	394,099	36.1%	341,083	36.5%	312,305	41.1%
Retail
Credit cards	111,269	12.1%	101,066	9.3%	66,582	7.1%	42,433	5.6%
Personal loans	327,210	35.7%	316,387	29.0%	277,094	29.6%	221,627	29.2%
Vehicle loans	18,927	2.1%	20,058	1.8%	14,076	1.5%	12,533	1.7%
Overdrafts	8,982	1.0%	7,884	0.7%	10,780	1.1%	8,237	1.1%
Loans funded by development banks	2,582	0.3%	2,932	0.3%	2,731	0.3%	1,514	0.2%
Trade financing	8,303	0.9%	5,598	0.5%	3,450	0.4%	2,728	0.4%
Working capital loans	5,014	0.6%	5,717	0.5%	5,305	0.6%	4,867	0.6%
Total retail	482,287	52.6%	459,642	42.1%	380,018	40.6%	293,939	38.8%
Financial leases	14,136	1.5%	20,336	1.9%	24,848	2.6%	8,217	1.0%
Mortgage	102,678	11.2%	218,328	19.9%	190,242	20.3%	145,930	19.1%
Total foreign allowance for loans and advances and lease losses	917,540	100.0%	1,092,405	100.0%	936,191	100.0%	760,391	100.0%
Total foreign and domestic allowance for loans and advances and lease losses	8,223,103	100.0%	6,621,911	100.0%	5,248,755	100.0%	4,789,257	100.0%

As of December 31, 2017, allowances for loans and financial lease losses amounted to COP 8,223 billion (5.12% of total loans), up 24.18% as compared to COP 6,622 billion (4.36% of total loans) at the end of 2016.

Coverage, measured by the ratio of allowances for loans and advances and lease losses to past-due loans (overdue 30 or more days; excluding accrued interest), was 107.52% at December 31, 2017, down from 125.90% at December 31, 2016. The decrease in the coverage ratio is mainly explained by the lower macroeconomic dynamics that affected the consumer and SME portfolio and the materialization of credit events in the Infrastructure and Mass Transport Systems sectors in Colombia.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs of domestic and foreign loans by type of loan as of December 31, 2017, 2016, 2015 and 2014:

	Year ended December 31,
	2017	2016	2015	2014
	In millions of COP
Domestic
Trade financing	1,036	734	1,220	12,452
Loans funded by development banks	5,804	12,335	23,852	10,078
Working capital loans	903,241	447,673	457,097	279,701
Credit cards	266,312	214,800	145,350	325,475
Personal loans	203,852	285,462	209,211	197,973
Vehicle loans	149,964	100,224	81,140	79,527
Overdrafts	14,344	16,050	13,947	10,276
Mortgage and other	17,308	15,823	167,718	13,818
Financial leases	76,045	75,743	35,393	44,815
Total domestic charge-offs	1,637,906	1,168,844	1,134,928	974,115
Foreign
Trade financing	186,140	1,028	-	72
Loans funded by development banks	94	-	-	-
Working capital loans	20,308	20,038	28,317	33,170
Credit cards	125,919	55,836	37,938	40,640
Personal loans	268,622	259,434	198,283	113,685

	Year ended December 31,
	2017	2016	2015	2014
	In millions of COP
Vehicle loans	13,815	14,471	9,968	5,211
Overdrafts	410	270	726	3,743
Mortgage and other	20,369	8,796	11,761	8,112
Financial leases	1,717	4,485	134	-
Total foreign charge-offs	637,394	364,358	287,127	204,633
Total Foreign and Domestic charge-offs	2,275,300	1,533,202	1,422,055	1,178,748

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2017, 2016, 2015 and 2014 was as follows:

	Year ended December 31,
	2017	2016	2015	2014
Ratio of charge-offs to average outstanding loans	1.51%	1.03%	1.14%	1.19%

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

As of December 31, 2017, loans included in the watch list amounted to COP 11,895 billion. The increase from COP 9,824 billion as of December 31, 2016, was driven by the addition to the watch list of significant Corporate and SMEs clients that were classified principally in Level 1 - Low Risk. During 2017, risk level 4 was created for nonperforming clients without any financial, operational or commercial viability, where the objective is to obtain the highest possible portfolio recovery by judicial means, in order to reduce or end the commercial relationship given their inability to pay.

Watch List December 31 2017
Million COP
Risk Level	Amount	%	Allowance
Level 1 - Low Risk	4,938,711	2%	114,361
Level 2 - Medium Risk	1,641,169	5%	81,796
Level 3 - High Risk	3,806,554	33%	1,264,077
Level 4 - High Risk	1,509,014	76%	1,150,212
Total	11,895,448	22%	2,610,447

IMPAIRED LOANS

A credit is considered as an impaired loan when there is an objective evidence of impairment that has an effect on the cash flow of the loan. Additionally, this category includes loans that have been restructured because of financial difficulties of the debtor, and for that reason, the Bank must grant a concession to the debtor, that it would not otherwise consider ("Trouble Debt Restructuring loans" - TDRs).

Under IFRS, all credits are accounting in an accrual status, although they are classified as “impaired loans”.

The following table presents the recorded investment for impaired loans:

	As of December 31,
	2017			2016			2015			2014
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
In millions of COP
Commercial
Corporate	3,957,150	758,029	4,715,179	3,001,953	1,104,935	4,106,888	1,468,122	401,920	1,870,042	1,245,373	185,292	1,430,665
SME	2,081,996	291,015	2,373,011	1,499,054	138,604	1,637,658	1,114,816	128,125	1,242,941	997,605	75,695	1,073,300
Others	804,266	214,645	1,018,911	894,642	151,274	1,045,916	661,481	187,413	848,894	677,435	100,199	777,634
Total Commercial	6,843,412	1,263,689	8,107,101	5,395,649	1,394,813	6,790,462	3,244,419	717,458	3,961,877	2,920,413	361,186	3,281,599
Consumer
Credit card	486,736	182,356	669,092	308,158	177,073	485,231	554,725	392,490	947,215	168,562	206,879	375,441
Vehicle loans	286,865	16,287	303,152	244,618	19,567	264,185	201,456	9,886	211,342	160,021	67,019	227,040
Payroll loan	144,491	238,685	383,176	127,866	469,494	597,360	118,015	24,002	142,017	100,626	130,885	231,511
Others	661,521	334,643	996,164	371,018	103,617	474,635	223,080	138,428	361,508	196,045	111,766	307,811
Total Consumer	1,579,613	771,971	2,351,584	1,051,660	769,751	1,821,411	1,097,276	564,806	1,662,082	625,254	516,549	1,141,803
Residential Mortgage
Vis (1)	172,273	61,365	233,638	156,747	54,439	211,186	136,628	305	136,933	130,188	342	130,530
No Vis	474,560	407,588	882,148	356,181	647,694	1,003,875	291,128	571,248	862,376	239,177	357,879	597,056
Total residential mortgage	646,833	468,953	1,115,786	512,928	702,133	1,215,061	427,756	571,553	999,309	369,365	358,221	727,586
Small Business Loans	101,955	33,050	135,005	81,769	22,705	104,474	58,875	1,365	60,240	52,660	57,581	110,241
Financial leases	1,712,023	11,319	1,723,342	1,237,165	34,061	1,271,226	865,412	12,547	877,959	289,926	2,629	292,555
Total	10,883,836	2,548,982	13,432,818	8,279,171	2,923,463	11,202,634	5,693,738	1,867,729	7,561,467	4,257,618	1,296,166	5,553,784

(1)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia (as of December 31, 2017 COP 100).

The following table shows the TDRs classified into foreign and domestic loans, the gross interest income that would have been recorded in the period ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that were included in net income for the period:

93

	2017			2016			2015
	In millions of COP
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Interest income recognized in net income for the period.	464,723	415,354	880,077	490,536	333,519	824,055	471,226	116,355	587,581
The gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period.	477,708	467,915	945,623	511,828	382,116	893,944	472,862	117,148	590,010

CROSS-BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2017, 2016, and 2015, total cross-border outstanding loans and investments amounted to approximately USD 16,309 million, USD 15,966 million, USD 16,082 million, respectively. As of December 31, 2017, total outstanding loans to borrowers in foreign countries amounted to USD 14,666 million, and total investments were USD 1,643 million. As of December 31, 2017, total cross-border outstanding loans and investments represented 23.87% of total assets.

The Bank had no cross-border outstanding acceptances, interes-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets at December 31, 2017, 2016 and 2015.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments at December 31, 2017, 2016 and 2015:

	As of December 31,
	2017		2016		2015
	thousands of U.S. dollars
Governments and official institutions
Guatemala	USD	490,068	USD	476,000	USD	529,834
Panama		371,729		340,631		373,540
United States		235,104		106,630		166,284
El Salvador		97,348		189,781		233,096
Costa Rica		29,424		15,855		39,117
Mexico		7,404		65,705		152,186
Brazil		-		10,784		11,023
Banks and other financial institutions
Guatemala	USD	163,347	USD	58,647	USD	26,786
Panama		110,535		112,430		216,788
Costa Rica		39,315		34,416		30,119
Peru		15,263		10,095		13,281
El Salvador		11,648		26,836		43,766
Chile		10,482		14,286		14,951
Venezuela		7,885		22,120		30,164
Brazil		4,775		4,702		7,705

	As of December 31,
	2017		2016		2015
	thousands of U.S. dollars
United States		3,031		11,069		10,002
Cayman Islands		2,877		-		-
Honduras		2,546		7,485		751
Mexico		-		-		3,041
Commercial and industrial loans
Panama	USD	3,270,293	USD	3,183,641	USD	3,138,755
Guatemala		2,164,020		2,009,213		2,941,396
El Salvador		837,985		889,980		563,534
Peru		199,766		284,576		420,341
Costa Rica		174,863		162,028		249,819
Nicaragua		69,921		55,251		8,917
United States		68,805		127,321		260,041
Dominican Republic		67,196		104,444		100,035
Honduras		32,834		72,602		87,036
Belize		15,232		16,426		-
Chile		14,101		18,997		41,192
Uruguay		2,458		-		10,768
Mexico		734		21,369		3,636
Brazil		215		3,784		13,002
Ecuador		125		49,178		56,545
Puerto Rico		7		151,223		100,474
British Virgin Island		-		13,837		15,234
Guyana		-		3,604		4,906
Republic of China		-		3,167		-
U.S. Virgin Island		-		-		27,835
Barbados		-		-		4,021
Others		2,134		6,869		1,243
Other loans
Panama	USD	4,262,289	USD	3,896,328	USD	3,319,118
El Salvador		2,274,746		2,177,723		2,471,002
Guatemala		952,949		883,186		115,215
Costa Rica		96,141		164,760		79,351
United States		92,668		61,001		32,617
Spain		39,492		10,939		14,249
Canada		8,937		3,686		2,989
England		7,835		3,953		5,501
Australia		7,600		3,832		1,010
Mexico		5,194		6,827		1,770
Brazil		4,995		2,783		8,333
Nicaragua		4,498		13,286		18,523
France		3,324		2,128		-
Venezuela		3,321		2,564		2,429
Chile		2,965		2,662		5,468
Peru		2,133		15,500		44,947
Ecuador		2,041		2,746		1,218
Argentina		1,772		5,072		-
Italy		1,692		1,438		-
Honduras		1,531		2,087		-
Germany		1,148		1,527		-
Belgium and Luxembourg		381		2,640		3,203
Bolivia		252		1,900		-
Uruguay		151		4,236		-

	As of December 31,
	2017		2016		2015
	thousands of U.S. dollars
Others		7,250		8,586		3,811
Total Cross-Border Outstanding Loans and Investments	USD	16,308,775	USD	15,966,372	USD	16,081,918

E.5.	DEPOSITS

The following table shows the composition of the Bank’s deposits for 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015(1)
	In millions of COP
Non-interest bearing deposits:
Checking deposits	16,284,742	16,189,259	16,823,024
Other deposits	1,676,399	1,813,922	1,627,981
Total	17,961,141	18,003,181	18,451,005
Interest bearing deposits:
Checking deposits	5,780,905	5,253,743	6,823,554
Time deposits	53,961,586	52,673,385	48,713,789
Savings deposits	54,255,583	48,693,702	47,813,680
Total	113,998,074	106,620,830	103,351,023
Total deposits	131,959,215	124,624,011	121,802,028

____________________________________________

(1) Includes deposits amounting to COP 1,266,305 million held by Compañía de Financiamiento Tuya S.A., which deposits are considered as assets held for sale as of December 31, 2015.

The following table shows the time deposits held by the Bank as of December 31, 2017, classified by amount and maturity:

	At December 31, 2017
	Peso - Denominated	Foreign Exchange- Denominated	Total
	In millions of COP
Time deposits higher than USD 100,000
Up to 3 months	5,012,846	5,602,380	10,615,226
From 3 to 6 months	3,088,626	3,598,854	6,687,480
From 6 to 12 months	4,837,340	5,190,394	10,027,734
More than 12 months	10,654,180	6,361,545	17,015,725
Time deposits higher than USD 100,000(1)	23,592,992	20,753,173	44,346,165
Time deposits less than USD 100,000 (1)	6,427,919	3,187,502	9,615,421
Total	30,020,911	23,940,675	53,961,586

(1)	Approximately COP 298 million at the Representative Market Rate as of December 31, 2017.

As of December 31, 2017, the time deposits greater than USD 100,000 collected by foreign subsidiaries amounted to COP 20,148,071 million.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6.	RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

Return on equity and assets (1)	Year Ended December 31,
	2017	2016	2015
	In percentages
Net income as a percentage of:
Average total assets (2) (3) (4)	1.30	1.49	1.53
Return on average stockholders‘ equity attributable to the owners of the parent company	11.99	14.52	13.62
Average equity (5)	11.95	14.16	13.84
Dividends declared per share as a percentage of consolidated net income per share (6)	36.69	31.25	32.46
Average stockholders’ equity as a percentage of average total assets	11.47	10.79	11.44
Return on interest-earning assets (7)	10.04	10.11	8.41

(1)	The Bank´s average total assets and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	As of December 31, 2016, and 2015 the Bank’s average total assets were calculated considering the assets of the discontinued operation.
(3)	The difference between the figures disclosed as assets and liabilities in Consolidated Statements and the table above is due to the off-setting of deferred tax assets and deferred tax libilities in accordance with IAS 12. See further information in Note 11. Income tax.
(4)	Defined as net income attributable to equity holders of the parent company divided by the average total assets
(5)	Defined as net income divided by the average stockholders’ equity
(6)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preference shares outstanding during the year.
(7)	Defined as total interest earned divided by average interest-earning assets

E.7.	SHORT-TERM BORROWINGS

The following table sets forth certain information regarding the short-term borrowings by the Bank for the periods indicated:

	As of December 31, (1)
	2017			2016			2015
	Amount	Rate (2)		Amount	Rate (2)		Amount	Rate (2)
In millions of COP, except percentages
End of period	7,612,323		4.87%	9,951,438		2.95%	11,129,652		1.68%
Weighted average during period	9,289,645		3.99%	10,122,682		2.90%	8,527,033		2.20%
Maximum amount of borrowing at any month end	10,513,614	(3)		11,067,435	(4)		11,129,652	(5)	-
Interest paid during the year	370,353			293,348			187,185		-

(1)	Short-term borrowings with other financial institutions with remaining maturity less than one year. For further information see Note 16 Borrowings with other financial institutions to the Financial Statements.
(2)	Corresponds to the ratio of interest paid to short-term borrowings.
(3)	The amount corresponds to the end of August.
(4)	The amount corresponds to the end of February.
(5)	The amount corresponds to the end of December.
97

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, there are no unresolved comments from SEC staff regarding the Bank’s periodic reports required to be filed under the Exchange Act of 19

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

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s results of operations are affected by macroeconomic factors principally in Colombia, but also in the other countries in where the Bank operates. The most important variables include GDP growth, interest rates, inflation and exchange rates, principally the representative market rate. The following discussion summarizes the trends of these measures in Colombia in 2017.

Economic activity

Colombia’s real GDP growth was 1.8% in 2017, lower than the 2.0% reached in 2016. The reduction in the pace of growth is mainly explained by the slow-down in gross capital formation from the private sector and a sluggish growth in consumption and government spending.

The behavior of key GDP components in 2017 compared with 2016 was as follows: investment increased 0.1%, consumption increased 2.2%, imports increased 0.2% and exports decreased 0.6%. In 2017, gross capital formation represented 23.4% of GDP, household consumption represented 62.9%, government consumption 19.1%, exports 14.8% and imports 20.1%.

The sectors that led growth during the year were agriculture (4.9% increase) and financial services (3.8% increase).

In summary, during 2017, the Colombian economy continued with the process of deceleration that started in 2015. This lower economic dynamism was characterized by the moderation of internal demand, especially consumer demand and government spending, and a considerable decrease in net exports.

Interest Rates

As of December 31, 2017, following steady rate cuts totaling a 275 basis points cut during the year, the Colombian Central Bank’s benchmark interest rate stood at 4.75%. These rate reductions reflect an attempt to stimulate growth in a slower-paced economy. Interest rates have continued to decline in 2018, with the benchmark rate at 4.50% as of the date of this Annual Report.

The Central Bank aims to maintain long term inflation rates within the long-term targeted range (between 2% and 4%). The Central Bank may continue to reduce interest rates in order to promote economic activity, credit expansion and consumption.

Inflation

The year-end inflation rate for 2017 was 4.09%, lower than the 5.75% recorded for 2016. The components that led inflation in 2017 were recreation (7.69% increase), education (7.41% increase) and communications (6.43% increase).

Inflation in January 2017 was 5.47%, 147 basis points above the upper limit of the inflation target range of the Central Bank (2% - 4%). However, this metric decreased in the subsequent months, when inflation started to moderate. Inflation thus far in 2018 continues on this downward trajectory and as of February 28, 2018, the annual inflation rate was 3.37%.

Exchange rate

The Colombian Peso appreciated 0.56% versus the U.S. dollar during 2017, compared to an appreciation of 4.72% 2016.

The appreciation of the Colombian Peso was explained by a reduction in the current account deficit and some increase in oil prices, and an effective absorption by the Colombian economy of external shocks, such as that caused by the U.S. presidential elections.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – medium-term	Unfavorable factors for the Colombian economy – medium term

Benefits derived from interest rate cuts aimed at promoting faster economic growth.

Declining inflationary pressures with the necessary fiscal adjustments.

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

Favorable factors for the Colombian economy – medium-term	Unfavorable factors for the Colombian economy – medium term

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

High tax environment for Colombian corporate sector compared to other countries in the region

Uncertainties regarding the future post-conflict.

Higher unemployment and household indebtedness.

Political fragmentation and instabilitiy before presidential and congressional elections taking place in 2018.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2017 VERSUS 2016

Summary

During 2017, Bancolombia continued to benefit from its strong competitive position and full-service financial model, including the diversity of its leading franchises. For the year 2017, net income attributable to equity holders of the parent company totaled COP 2,615 billion (COP 2,718 per share, including both common and preferred shares, and USD 3.64 per ADR), which represents a decrease of 8.74% as compared to COP 2,865 billion of net income attributable to equity holders of the parent company for the fiscal year 2016.

Bancolombia’s average return on stockholders’ equity for 2017 was 11.99%, down from 14.52% in 2016.

The net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations increased significantly in 2017 and stood at 6.07% for the year, up from 5.96% in 2016.

Credit impairment charges on loans and financial leases, net of recoveries, totaled COP 3,462 billion for 2017, up 26.75% from COP 2,731 billion in 2016. The higher amount of provisions was the result specific defaults of large corporate clients as well as generalized loan deterioration in the consumer and SME loan books, especially during the second half of the year.

Loans and advances to customers and financial Institutions leases grew 5.75% during the year. This performance was driven primarily by consumer loans and mortgages. The total loan book denominated in COP grew 11.89% while USD- denominated loans declined 4.43% for the year.

Allowance for loans, advances and lease losses represented 4.83% of total loans and 107.52% of past-due loans (excluding accrued interest) at the end of 2017 compared with 4.17% of total loans and 125.90% of past-due loans (excluding accrued interest) in December 31, 2016.

Despite the decline in the ratio, the bank expects that this coverage will provide solid protection in a potential downside scenario in which loan quality continues to deteriorate. Capital adequacy was 14.18% (Tier 1 ratio of 10.15%), higher than the 13.26% (Tier 1 ratio of 9.02%) reported at the end of 2016, principally as a result of the issuance of USD 750 million of Tier 2 subordinated debt in September 2017.

Deposits by customers increased 5.89% during 2017, while the ratio of net loans to deposits was 115.4% at the end of the year, down from 116.5% in December 31, 2015.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance sheet credit instruments

For 2017, net interest margin and valuation income on financial instruments, before impairment on loans and financial leases and off balance sheet credit instruments, totaled COP 10,453 billion, up 7.81% from COP 9,696 billion in 2016. This performance is the result of growth in the Colombian loan portfolio during the year, as well as increasing interest margins. During 2017, the Central Bank cut its reference rate from 7.50% to 4.75% in response to lower inflation and weak economic growth. In line with this trend, the Bank’s borrowings costs decreased during 2017 due to efforts to bring down the cost of time deposits and borrowings from financial institutions.

Margin on loans and financial leases decreased as a result of interest rate cuts and lower yields on new originations. The weighted average nominal interest rate on loans and financial leases ended at 10.5% in 2017 down from 10.6% in 2016. Nonetheless, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 16,686 billion in 2017, up 5.95% as compared to COP 15,749 billion in 2016 as a result of higher loan volumes.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 685 billion in 2017, 3.14% lower than 2016.

Net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations expanded 11 basis points from 5.96% to 6.07% during the year due to the growth in consumer loans, which grew faster than corporate loans, and bear interest at a higher rate.

Bancolombia was very active in the deposits markets to secure the necessary funding. Interest rates declined during the second half of the year, releasing pressure from the cost of deposits. Interest rate cuts tend to put pressure on margins because of the asset-sensitive nature of the Bank’s balance sheet. During the latter part of 2017, management’s goal has been to reduce the asset-sensitivity of the balance sheet in order to avoid further pressures on margins given the potelntial of further reductions in the Central Bank’s rate in the first half of 2018.

Interest expenses totaled COP 6,233 billion in 2017, up 2.97% as compared to COP 6,053 billion in 2016. The increase in interest expenses is explained by the increase in volumes of deposits. Overall, the average interest rate paid on interest-bearing liabilities was 3.7% in 2017 stable compared to 2016.

Net Fees and Commissions

For the year 2017, total net fees and commissions totaled COP 2,504 billion, up 7.99% as compared to COP 2,319 billion in 2016. This variation was driven primarily a better performance of commission from banking services, credit and debit cards fees, and bancassurance, all of which increased due to a higher number of transactions and trust activities, which increased due to an increase in the assets under management.

Consumers had a significant increase in the tax burden during 2017; as a result, consumption capacity suffered and financial services posted a sluggish trend during the year. Nevertheless, the strategies designed by the Bank to promote the utilization of financial services, such as electronic payments, asset management and mutual funds, permited to increase the volumes of transations and the revenues.

 In particular, the Bank actively sought to promote and increase credit and debit card transactions through strategic initiatives with retailers as well as commercial incentives. This strategy involved advertising campaigns as well as enhanced use of reward and loyalty schemes relating to the use of Bancolombia-issued credit cards.

In the corporate side, the efforts have been focused in the middle and small market, mainly, comprenhensive banking, cash management serkices and electronic plataforms for treasury management, the pace of growth in this segments has a high correlation to GDP and as a result, its growth was moderate in 2017.

The following table lists the main revenue-producing fees for the years 2017 and 2016 along with the corresponding year-to-year variations:

Main Fees and Commissions Income

	Year		Growth
	2017	2016	2017-2016
	In millions of COP
Credit and debit card fees	1,164,380	1,092,919	71,461	6.54%
Banking services	885,512	816,839	68,673	8.41%
Bancassurance	408,248	336,692	71,556	21.25%
Trust	359,651	294,499	65,152	22.12%
Collections	228,580	229,940	(1,360)	(0.59%)
Acceptances and guarantees	55,365	55,724	(359)	(0.64%)
Checks	48,010	51,974	(3,964)	(7.63%)
Brokerage	20,618	23,431	(2,813)	(12.01%)
Others	416,543	383,217	33,326	8.70%
Fees and commissions income	3,586,907	3,285,235	301,672	9.18%

Fees and commissions expenses

	Year		Growth
	2017	2016	2017-2016
	In millions of COP
Banking services	(396,264)	(354,640)	(41,624)	11.74%
Call center and website	(291,602)	(260,006)	(31,596)	12.15%
Others	(394,848)	(351,625)	(42,223)	12.29%
Fees and other service expenses	(1,082,714)	(966,271)	(116,443)	12.05%
Total fees and income from services, net	2,504,193	2,318,964	185,229	7.99%

Other Operating Income

For 2017, total other operating income was COP 1,632 billion, 9.77% higher than the COP 1,487 billion in 2016.

The variation in this line item is explained by the significant improvement in net foreign exchange, which recorded COP 294 billion in 2017, 122.29% higher than the COP 132 billion reported in 2016. This increase resulted from a positive net impact of variations in the U.S-denominated assets and liabilities, as well as, a sale of U.S-denominated assets.

Revenues from operating leases totaled COP 564 billion in 2017, an increase of 14.26% compared to 2016. Such increase is due to higher volumes of operations and delivered assets under leasing.

Additionally, in 2017 the bank recorded an income of COP 86 billion related to the reversal of acruals of taxes, as a result of the fiscal reform of 2016.

Operating expenses

For 2017, operating expenses totaled COP 7,227 billion, up 3.56% as compared to COP 6,979 billion in 2016.

Salaries and employee benefits totaled COP 2,792 billion in 2017, down 0.60% as compared to 2016. This performance was primarily driven by the reduction in headcount and the reduction in bonus payments.

Other administrative and general expenses totaled COP 2,980 billion in 2017, up 12.39% as compared to 2016 driven by the automation and optimization of processes, which required IT investments in robotics as well as consulting services expenses.

Depreciation and amortization expenses totaled COP 479 billion in 2017, decreasing by 7.52% as compared to COP 518 billion in 2016.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	For the years ended December 31,		Growth
	2017	2016	2017-2016
	In millions of COP
Operating expenses
Salaries and employee benefits	2,792,015	2,808,931	(16,916)	(0.60%)
Other administrative and general expenses	2,979,863	2,651,334	328,529	12.39%
Wealth tax, contributions and other tax burden	727,661	741,184	(13,523)	(1.82%)
Impairment, depreciation and amortization	478,883	517,809	(38,926)	(7.52%)
Other expenses	249,023	259,792	(10,769)	(4.15%)
Total operating expenses	7,227,445	6,979,050	248,395	3.56%

Provision Charges and Credit Quality

For the year 2017, credit impairment charges on loans and advances and financial leases (net of recoveries) totaled COP 3,462 billion (or 2.22% of average loans), which represents an increase of 26.75% as compared to COP 2,731 billion (or 1.84% of average loans) in 2016. The significant increase in the level of provisions was driven by the formation of new past due loans and the deterioration of specific corporate clients, as well as the consumer segment and SMEs loans. The deterioration in consumer and SMEs segments was explained by higher inflation levels during 2016 and the slow growth of the economy during 2017.

Net loan charge-offs totaled COP 2,275 billion in 2017, up 48.40% from the 1,533 billion in 2016. Past-due loans amounted to COP 7,630 billion as of December 31, 2017, up 41.72% as compared to COP 5,384 billion as of December 31, 2016.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 4.49% as of December 31, 2017, up from 3.31% as of December 31, 2016. The uptick in delinquency occurred in the corporate segment due to specific clients that defaulted and in the consumer segment and SMEs explained by the slow performance of the economy.

Income Tax Expenses

Income tax expense for the fiscal year 2017 totaled COP 1,239 billion, up 5.25% from COP 1,177 billion in 2016. The effective tax rate for 2017 was 31.02%.

The increase in the effective income tax rate in 2017 was due to the fact that during 2016, there was a tax reversion in the provision of the income tax after the income statement was finalized, meaning that there was certainty about the payable taxes based on the income generated during the fiscal period.. The effective tax rate for 2016 was 29.66%.

Additionally, during 2017, there was a reversion for the compensation of fiscal credits and the tax reform approved in December 2016, which had an impact on deferred taxes because statutory tax rates were lower from those previously estimated.

For further details please see Note 11 of Consolidated Financial Statements.

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

The following table lists the main revenue-producing fees for the years 2016 and 2015 along with the corresponding year-to-year variations:

Main Fees and Commissions Income (and Expense)

	Year		Growth
	2016	2015	2016-2015
	In millions of COP
Credit and debit card fees	1,092,919	1,015,253	77,666	7.65%
Banking services	816,839	630,616	186,223	29.53%
Bancassurance	336,692	260,224	76,468	29.39%
Trust	294,499	265,215	29,284	11.04%
Payments and Collections	229,940	203,772	26,168	12.84%
Acceptances and Guarantees	55,724	44,539	11,185	25.11%
Checks	51,974	55,861	(3,887)	(6.96%)
Brokerage	23,431	23,453	(22)	(0.09%)
Others	383,217	291,624	91,593	31.41%
Fees and commissions income	3,285,235	2,790,557	494,678	17.73%

 Fees and commissions expenses

	Year		Growth
	2016	2015	2016-2015
	In millions of COP
Banking services	(354,640)	(298,415)	(56,225)	18.84%
Call Center and Website	(260,006)	(254,769)	(5,237)	2.06%
Others	(351,625)	(244,329)	(107,296)	43.91%
Fees and commissions expenses	(966,271)	(797,513)	(168,758)	21.16%
Total fees and commissions income, net	2,318,964	1,993,044	325,920	16.35%

The sale of Compañia de Financiamiento Tuya S.A took place on October 31, 2016. The amounts recognized until that date are presented in the line “Net income from discontinued operations” of the Statement of Income. The Net fees and income from services attributable to this company for the periods shown were as follows:

	Year		Growth
	2016	2015	2016-2015
	In millions of COP
Fees and commissions income	361,988	388,306	(26,318)	(6.78%)
Fees and commissions expenses	(117,795)	(152,500)	34,705	22.76%
Total fees and commissions income, net (1)	244,193	235,806	8,387	(3.56%)

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

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	For the years ended December 31,		Growth
	2016	2015 (1)	2016-2015
	In millions of COP
Operating expenses
Salaries and employee benefits	2,808,931	2,255,391	553,540	24.54%
Other administrative and general expenses	2,651,334	2,237,598	413,736	18.49%
Wealth tax, contributions and other tax burden	741,184	675,387	65,797	9.74%
Impairment, depreciation and amortization	517,809	477,285	40,524	8.49%
Other expenses	259,792	252,626	7,166	2.84%
Total operating expenses	6,979,050	5,898,287	1,080,763	18.32%

(1)	For the year ended December 31, 2015, Compañía de Financiamiento Tuya S.A. as a discontinued operation had operating expenses amounting to COP 219,532 million.

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

Also in 2016, Bancolombia eliminated the “Leasing” segment as a result of the merger between Leasing Bancolombia S.A. and Bancolombia S.A. on September 30. As a result of this merger the “Leasing” segment disappeared and the “Banking Colombia” and “All other” segments changed their composition. The data for the “Banking Colombia” and “All other” segments for 2015 was restated in order to be on a comparable basis to the segment information for 2016 and 2017.

In 2015, Bancolombia eliminated the “Insurance” segment as a result of the sale of the insurance operation in Banistmo S.A. to Suramericana S.A. on February 23.

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

Compañia de financiamiento Tuya S.A. was discontinued in the year ending as of December 31, 2016. The segment information presented below does not include any amounts for that discontinued operation, which is described in more detail in note 30, discontinued operations, of the notes to our audited Consolidated Financial Statements.

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total interest and valuation	12,984,301	11,586,785	8,992,368	12.06%	28.85%
Interest income on loans and financial leases	12,576,159	11,196,951	8,785,739	12.32%	27.44%
Total debt investments	602,304	464,504	249,459	29.67%	86.20%
Derivatives	(54,156)	(10,197)	50,362	(431.10%)	(120.25%)
Total liquidity operations	(140,006)	(64,473)	(93,192)	117.15%	(30.82%)
Interest expenses	(4,791,976)	(4,542,701)	(3,192,822)	5.49%	42.28%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	8,192,325	7,044,084	5,799,546	16.30%	21.46%
Total credit impairment charges, net	(3,196,065)	(1,797,848)	(1,509,519)	77.77%	19.10%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,996,260	5,246,236	4,290,027	(4.76%)	22.29%
Revenues (expenses) from transactions with other operating segments of the Bank	(59,884)	(65,915)	(68,915)	(9.15%)	(4.35%)
Total fees and commission income, net	1,588,246	1,269,298	1,347,999	25.13%	(5.84%)
Other operating income (1)	673,850	603,860	483,556	11.59%	24.88%
Dividends received, and share of profits of equity method investees	(53,141)	(264,715)	(40,115)	(79.93%)	559.89%
Total operating income, net	7,145,331	6,788,764	6,012,552	5.25%	12.91%
Operating expenses (2)	(4,717,591)	(4,150,984)	(3,836,019)	13.65%	8.21%

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Impairment, depreciation and amortization	(147,034)	(147,261)	(247,446)	(0.15%)	(40.49%)
Total operating expenses	(4,864,625)	(4,298,245)	(4,083,465)	13.18%	5.26%
Profit before tax	2,280,706	2,490,519	1,929,087	(8.42%)	29.10%
Segment assets	130,417,688	122,595,540	116,827,269	6.38%	4.94%
Segment liabilities	(121,432,832)	(114,845,318)	(110,507,654)	5.74%	3.93%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for Banking Colombia decreased by 8.42% to COP 2,281 billion.

Total interest and valuation increased 12.06% to COP 12,984 billion. This growth resulted from an expansion of the net interest margin and valuation on financial instruments and from higher volumes of peso-denominated loans. Interest income from consumer loans grew by 30.33%, Leasing by 8.24%, mortgages by 3.40% and commercial by 0.86%. Demand for consumer loans was mainly driven by high-income individuals.

Total credit impairment charges net, increased by 77.77% to COP 3,196 billion. This increase resulted from specific defaults related to a few corporate clients, as well as some deterioration in the SMEs and consumer segments.

Total fees and commission net, increased by 25.13% to COP 1,588 billion, due to the better performance of credit and debit cards, bancassurance business and banking services.

Dividends received, and share of profits of equity method investees, decreased by 79.93% to COP 53 billion, due to a lower net income generation from equity investments. The reduction in dividends was also due to the 2016 sale of Tuya and Renting Colombia to Banca de Inversion Bancolombia, as a result of which dividends from those companies were not received by this segment during 2017.

Other operating income increased 11.59% during 2017 because of gains from the sale of premises and equipment and some assets held for sale.

Total operating expenses increased by 13.18% to COP 4,865 billion, due to increases in severance packages because of the reduction in the headcount during 2017, as well as, the automation and optimization of processes, which required IT investments in robotics and consulting services expenses.

Assets attributable to Banking Colombia grew by 6.92% during the year, mainly driven by growth in loans, financial assets investments, and interbank deposits.

Analysis of 2016 versus 2015

In 2016, profit before taxes for Banking Colombia increased by 29.10% to COP 2,491 billion.

Total interest and valuation increased 28.85% to COP 11,587 billion. This strong growth resulted from an expansion of the net interest margin and valuation on financial instruments and from higher volumes of peso-denominated loans. Interest income from corporate loans grew by 39.70%, mortgages by 20.21% and consumer loans by 2.93%. Demand for commercial loans was mainly driven by large corporate loans, and rediscount and factoring operations.

Total credit impairment charges net, increased by 19.10% to COP 1,798 billion. This increase resulted from specific defaults related to a few corporate clients, as well as some deterioration in the consumer segment.

Total fees and commission net, decreased by 5.84% to COP 1,269 billion, due to the exclusion of the fee income and fee expenses of TUYA. In addition, some of the commissions from banking services were transfered to a Joint Venture with First Data, and therefore, the commisions for banking Colombia declined during 2016. The benefits of this Joint venture were reflected thought the valuation of the equity investment by equity method.

Dividends received, and share of profits of equity method investees, increased by 559.89% to COP 265 billion, due to a higher net income generation from some equity investments. During 2016, some associates did not appropriat earnings and therefore did not distribute dividends.

Other operating income increased 24.88% during 2016 because of gains from the sale of premises and equipment and some assets held for sale.

Total operating expenses increased by 5.26% to COP 4,298 billion, due to increases in labor costs as well as bonuses.

Assets attributable to Banking Colombia grew by 4.94% during the year, mainly driven by growth in cash and an increase in investments and interbank deposits, as well as by the incorporation of assets previously held by Leasing Bancolombia.

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

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total interest and valuation	882,806	901,757	728,582	(2.10%)	23.77%
Interest income on loans and financial leases	830,050	844,687	706,582	(1.73%)	19.55%
Total debt investments	31,582	48,264	19,747	(34.56%)	144.41%
Derivatives	-	-	-	0.00%	0.00%
Total liquidity operations	21,174	8,806	2,253	140.45%	290.86%
Interest expenses	(256,994)	(252,011)	(187,743)	1.98%	34.23%

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	625,812	649,746	540,839	(3.68%)	20.14%
Total credit impairment charges, net	(110,018)	(55,985)	(26,933)	96.51%	107.87%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	515,794	593,761	513,906	(13.13%)	15.54%
Revenues (expenses) from transactions with other operating segments of the Bank	(963)	(3,054)	(8,475)	(68.47%)	(63.96%)
Total fees and commission income, net	170,834	158,262	140,398	7.94%	12.72%
Other operating income (1)	(6,405)	1,302	24	(591.94%)	5325.00%
Dividends received, and share of profits of equity method investees	324	711	1,716	(54.43%)	(58.57%)
Total operating income, net	679,584	750,982	647,569	(9.51%)	15.97%
Operating expenses (2)	(383,002)	(390,309)	(330,362)	(1.87%)	18.15%
Impairment, depreciation and amortization	(34,671)	(50,323)	(27,761)	(31.10%)	81.27%
Total operating expenses	(417,673)	(440,632)	(358,123)	(5.21%)	23.04%
Profit before tax	261,911	310,350	289,446	(15.61%)	7.22%
Segment assets	12,987,250	12,978,212	13,094,026	0.07%	(0.88%)
Segment liabilities	(11,248,123)	(11,226,682)	(11,119,166)	0.19%	0.97%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for Banking El Salvador decreased by 15.61% to COP 262 billion.

Total interest and valuation decreased by 2.10% to COP 883 billion, mainly explained by the reduction in revenues from government securities, which posted a significant decline in value during the year, and lower contribution of commercial loans, which decreased due to weak demand from corporate clients.

Total credit impairment charges, net were COP 110 billion, increasing by 96.51% from the level in 2016, due to a deterioration in financial leases of certain corporate clients.

Total fees and commissions, net increased by 7.94% to COP 171 billion mainly due to a grow in fees from banking services, acceptances, guarantees and Standby letters of credits and trust products.

Total operating expenses decreased by 5.21% to COP 418 billion, mainly explained efforts to control personnel and administrative expenses.

Assets attributable to Banking El Salvador did not change materially during the year.

Analysis of 2016 versus 2015

In 2016, profit before taxes for Banking El Salvador increased by 7.22% to COP 310 billion.

Total interest and valuation increased by 23.77% to COP 902 billion, due to a growth in the loan portfolio mainly in consumer and commercial loans, as well as higher revenues from interest received on debt investments.  Interest income from commercial loans grew by 17.98% and consumer loans by 33.93%. Income from debt investments increased by 46.77%.

Total credit impairment charges, net were COP 56 billion, increasing by 107.87% from the level in 2015. Credit impairment charges in 2015 were abnormally low due to the reversion of provisions. Charges in 2016 reflected increases in the reserves for loans in the consumer and mortgage segment.

Total fees and commissions, net increased by 12.72% to COP 158 billion mainly due to fees from banking services, which include acceptances, guarantees and Standby letters of credits, check remittances and trust products.

Total operating expenses increased by 23.04% to COP 441 billion, mainly explained by the increase in personnel, administrative and general expenses. Also, the appreciation of the U.S. dollar versus the Colombian Peso during 2016 contributed to the increase. Assets attributable to Banking El Salvador decreased by 0.88% during the year.

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

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total interest and valuation	1,495,446	1,399,852	1,119,540	6.83%	25.04%
Interest income on loans and financial leases	1,374,398	1,284,986	1,041,780	6.96%	23.35%
Total debt investments	93,154	94,284	64,466	(1.20%)	46.25%
Derivatives	438	3,274	2,704	(86.62%)	21.08%
Total liquidity operations	27,456	17,308	10,590	58.63%	63.44%
Interest expenses	(523,312)	(457,611)	(363,373)	14.36%	25.93%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	972,134	942,241	756,167	3.17%	24.61%
Total credit impairment charges, net	(46,468)	(367,781)	(82,344)	(87.37%)	346.64%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	925,666	574,460	673,823	61.14%	(14.75%)
Revenues (expenses) from transactions with other operating segments of the Bank	(26,837)	(20,600)	(6,098)	30.28%	237.82%
Total fees and commission income, net	205,645	180,286	136,372	14.07%	32.20%
Other operating income (1)	7,784	18,828	104,448	(58.66%)	(81.97%)
Dividends received, and share of profits of equity method investees	7,038	4,692	69,127	50.00%	(93.21%)

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total operating income, net	1,119,296	757,666	977,672	47.73%	(22.50%)
Operating expenses (2)	(569,219)	(589,535)	(606,582)	(3.45%)	(2.81%)
Impairment, depreciation and amortization	(55,197)	(62,459)	(49,590)	(11.63%)	25.95%
Total operating expenses	(624,416)	(651,994)	(656,172)	(4.23%)	(0.64%)
Profit before tax	494,880	105,672	321,500	368.32%	(67.13%)
Segment assets	28,055,391	27,195,988	27,895,156	3.16%	(2.51%)
Segment liabilities	(24,014,188)	(23,401,132)	(24,055,881)	2.62%	(2.72%)

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for Banking Panama increased by 368.32% to COP 495 billion.

Total interest and valuation increased by 6.83% to COP 1,495 billion, due to a growth in the loan portfolio mainly in commercial loans and mortgages, as well as an increase in leasing, overnight and market funds and debt investments. Interest income from commercial loans grew 10.15%, mortgages 5.72% and leasing 16.60%.

Total credit impairment charges, net were COP 46 billion, compared with COP 368 billion for 2016. This decrease is explain mainly by the improvement in the loan collection processes in Banistmo as well as the reversal of allowances of certain past due loans.

Total fees and commission, net increased by 14.07% to COP 206 billion due to higher commissions from banking services, check remittances and trust products.

Total operating expenses decreased by 4.23% to COP 624 billion, mainly due to the reduction of the headcount by 7.54% during 2017.

Assets attributable to Banking Panama increased by 3.16% during the year.

Analysis of 2016 versus 2015

In 2016, profit before taxes for Banking Panama decreased by 67.13% to COP 106 billion.

Total interest and valuation increased by 25.04% to COP 1,400 billion, due to a growth in the loan portfolio mainly in consumer loans and mortgages, as well as an increase in leasing, overnight and market funds and debt investments. Interest income from commercial loans grew 18.64%, consumer loans 23.14%, mortgages 30.63% and leasing 69.10%.

Total credit impairment charges, net were COP 368 billion, compared with COP 82 billion for 2015. This increase is explain mainly by deterioration in some commercial clients and consumer loans.

Total fees and commission, net increased by 32.20% to COP 180 billion due to higher commissions from banking services and trust products.

Total operating expenses decreased by 0.64% to COP 652 billion, mainly due to tighter control on the growth in expenses during the year.

Assets attributable to Banking Panama decreased by 2.51% during the year.

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

	Year ended December 31,
	2017	2016	Change 2017-2016
	In millions of COP
Total interest and valuation	865,038	869,329	(0.49%)
Interest income on loans and financial leases	767,986	763,031	0.65%
Total debt investments	100,193	96,081	4.28%
Derivatives	-	5,323	(100.00%)
Total liquidity operations	(3,141)	4,894	(164.18%)
Interest expenses	(348,726)	(348,219)	0.15%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	516,312	521,110	(0.92%)
Total credit impairment charges, net	(125,877)	(127,839)	(1.53%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	390,435	393,271	(0.72%)
Revenues (expenses) from transactions with other operating segments of the Bank	(972)	701	(238.66%)
Total fees and commission income, net	101,565	58,745	72.89%

	Year ended December 31,
	2017	2016	Change 2017-2016
	In millions of COP
Other operating income (1)	54,246	55,942	(3.03%)
Dividends received, and share of profits of equity method investees	608	779	(21.95%)
Total operating income, net	545,882	509,438	7.15%
Operating expenses (2)	(343,646)	(323,001)	6.39%
Impairment, depreciation and amortization	(101,392)	(112,429)	(9.82%)
Total operating expenses	(445,038)	(435,430)	2.21%
Profit before tax	100,844	74,008	36.26%
Segment assets	12,163,561	11,765,670	3.38%
Segment liabilities	(10,593,967)	(10,462,755)	1.25%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for Banking Guatemala increased by 36.26% to COP 101 billion.

Total interest and valuation decreased by 0.49% to COP 865 billion due to a slow growth in the loan portfolio, mainly in consumer loans coupled with a compression in the margins. Interest income from commercial loans grew by 1.90% and mortgages by 5.29%.

Total credit impairment charges, net were COP 126 billion, decreasing by 1.53% from the level in 2016. This decrease is explained mainly by the reversion of provisions attributable to past due loans that became performing over the year.

Total fees and commission, net increased by 72.89% to COP 102 billion due to higher commissions from banking services and credit and debit cards.

Total operating expenses increased by 2.21% to COP 445 billion.

Assets attributable to Banking Guatemala increased by 3.38% during the year.

Analysis of 2016

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

Trust: This segment provides trust and asset management services to clients in Colombia and Peru through Fiduciaria Bancolombia and FiduPerú S.A. Sociedad Fiduciaria. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

Investment in FiduPerú S.A. is classified as asset held for sale in Statement of Financial Position. For further information, see note 12 Assets held for sale and inventories.

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total interest and valuation	794	827	626	(3.99%)	32.11%
Interest income on loans and financial leases	-	-	-	0.00%	0.00%
Total debt investments	193	283	185	(31.80%)	52.97%
Derivatives	-	-	-	0.00%	0.00%
Total liquidity operations	601	544	441	10.48%	23.36%
Interest expenses	(102)	(20)	(367)	410.00%	(94.55%)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	692	807	259	(14.25%)	211.58%
Total credit impairment charges, net	(549)	(164)	(3,204)	234.76%	(94.88%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	143	643	(2,945)	(77.76%)	(121.83%)
Revenues (expenses) from transactions with other operating segments of the Bank	(33,024)	(22,893)	(21,833)	44.25%	4.86%
Total fees and commission income, net	283,666	238,745	218,190	18.82%	9.42%
Other operating income (1)	13,560	13,500	16,507	0.44%	(18.22%)
Dividends received, and share of profits of equity method investees	18,249	16,873	13,573	8.16%	24.31%
Total operating income, net	282,594	246,868	223,492	14.47%	10.46%
Operating expenses (2)	(113,482)	(87,951)	(85,918)	29.03%	2.37%
Impairment, depreciation and amortization	(540)	(612)	(466)	(11.76%)	31.33%
Total operating expenses	(114,022)	(88,563)	(86,384)	28.75%	2.52%
Profit before tax	168,572	158,305	137,108	6.49%	15.46%
Segment assets	81,928	124,472	154,485	(34.18%)	(19.43%)
Segment liabilities	(76,856)	(71,591)	(76,749)	7.35%	(6.72%)

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for the Trust segment increased by 6.49% to COP 169 billion.

Total fees and commission, net increased by 18.82% to COP 284 billion driven by higher volume of transactions, repricing strategy for some products and higher value of assets under management and corporate trust fees.

Assets attributable to the Trust segment decreased by 34.18% during the year to COP 82 billion, due to a reduction in investments in debt and equity securities.

Analysis of 2016 versus 2015

In 2016, profit before taxes for the Trust segment increased by 15.46% to COP 158 billion.

Total fees and commission, net increased by 9.42% to COP 239 billion driven by higher value of assets under management and corporate trust fees.

Assets attributable to the Trust segment decreased by 19.43% during the year to COP 124 billion, mainly driven by the decrease in debt investments issued by foreign issuers and cash, as well as, lower valuations of equity investments.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia. Its customers include private and publicly held corporations as well as Government institutions.

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total interest and valuation	94	136	287	(30.88%)	(52.61%)
Interest income on loans and financial leases	-	-	-	0.00%	0.00%
Total debt investments	94	136	287	(30.88%)	(52.61%)
Derivatives	-	-	-	0.00%	0.00%
Total liquidity operations	-	-	-	0.00%	0.00%
Interest expenses	-	-	(236)	0.00%	(100.00%)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	94	136	51	(30.88%)	166.67%
Total credit impairment charges, net	466	(423)	127	(210.17%)	(433.07%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	560	(287)	178	(295.12%)	(261.24%)
Revenues (expenses) from transactions with other operating segments of the Bank	16,209	12,891	2,355	25.74%	447.39%
Total fees and commission income, net	28,695	19,821	29,327	44.77%	(32.41%)
Other operating income(1)	1,886	2,285	2,080	(17.46%)	9.86%
Dividends received, and share of profits of equity method investees	(70,114)	202,062	40,018	(134.70%)	404.93%
Joint venture impairment (2)	(173,339)			0.00%	0.00%
Total operating income, net	(196,103)	236,772	73,958	(182.82%)	220.14%
Operating expenses (3)	(34,100)	(26,662)	(22,635)	27.90%	17.79%
Impairment, depreciation and amortization	(133)	(93)	(93)	43.01%	0.00%
Total operating expenses	(34,233)	(26,755)	(22,728)	27.95%	17.72%
Profit before tax	(230,336)	210,017	51,230	(209.67%)	309.95%
Segment assets	223,730	215,281	128,301	(3.92%)	67.79%
Segment liabilities	(48,191)	(119,090)	(24,886)	(59.53%)	378.54%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes imparment recognition in joint venture Compañía de Financiamiento Tuya S.A.For more information see Note 7 Investments in associates and joint ventures.
(3)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for the Investment Banking segment decreased to COP (230) billion from COP 210 billion in 2016. The decrease is mainly explain by the impairment of the TUYA operation by COP 173 billion.

Total interest and valuation decreased by 30.88% to COP 94 million, due to lower investments valuation in debt investments.

Dividends received, and share of profits of equity method investees, decreased to COP (70) billion from COP 202 billion in 2016, largely due to elimination of intercompanies transactions, as well as, lower generation of net income from some associates.

Total operating expenses increased by 27.95% to COP 34 billion, due to higher cost related to severance packages in personal expenses.

Assets attributable to Investment Banking increased by 3.92% to COP 224 billion.

Analysis of 2016 versus 2015

In 2016, profit before taxes for the Investment Banking segment increased to COP 210 billion from COP 51 billion in 2015.

Total interest and valuation decreased by 52.61% to COP 136 million, due to lower investments valuation in debt investments.

Dividends received, and share of profits of equity method investees, increased to COP 202 billion from COP 40 billion in 2015, due to higher valuations of financial instruments, higher profits in equity investments, and higher dividends received from associates due to higher generation of profits in those associates.

Total operating expenses increased by 17.72% to COP 27 billion, due to higher personal expenses mainly salaries and incentive compensation plan.

Assets attributable to Investment Banking increased by 67.79% to COP 215 billion due to the acquisition of the 50% of the stocks of TUYA S.A. from Bancolombia S.A.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total interest and valuation	8,916	17,160	21,157	(48.04%)	(18.89%)
Interest income on loans and financial leases	-	-	-	0.00%	0.00%
Total debt investments	15,147	18,094	14,999	(16.29%)	20.63%
Derivatives	(7,661)	(2,113)	5,161	262.57%	(140.94%)
Total liquidity operations	1,430	1,179	997	21.29%	18.25%

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Interest expenses	(72)	(33)	(652)	118.18%	(94.94%)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	8,844	17,127	20,505	(48.36%)	(16.47%)
Total credit impairment charges, net	(147)	(25)	(177)	488.00%	(85.88%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	8,697	17,102	20,328	(49.15%)	(15.87%)
Revenues (expenses) from transactions with other operating segments of the Bank	53,075	38,677	31,734	37.23%	21.88%
Total fees and commission income, net	96,703	80,060	78,124	20.79%	2.48%
Other operating income (1)	(11,647)	(9,923)	(6,325)	17.37%	56.89%
Dividends received, and share of profits of equity method investees	12,278	32,567	(1,473)	(62.30%)	(2310.93%)
Total operating income, net	159,106	158,483	122,388	0.39%	29.49%
Operating expenses (2)	(101,255)	(110,317)	(111,255)	(8.21%)	(0.84%)
Impairment, depreciation and amortization	(1,398)	(1,980)	(1,274)	(29.39%)	55.42%
Total operating expenses	(102,653)	(112,297)	(112,529)	(8.59%)	(0.21%)
Profit before tax	56,453	46,186	9,859	22.23%	368.47%
Segment assets	194,959	136,471	224,020	42.86%	(39.08%)
Segment liabilities	(56,786)	(51,937)	(50,314)	9.34%	3.23%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for the Brokerage segment increased by 22.23% to COP 56 billion from COP 46 billion in 2016.

Total interest and valuation decreased by 48.04% to COP 9 billion, due to losses in operations relating to debt investments and repos.

Total fees and commission, net increased by 20.79% to COP 97 billion, due to higher volume and repricing strategy of fees related to distribution and intermediation of securities, trust products, investment banking and asset management.

Total operating expenses decreased by 8.59% to COP 103 billion, mainly due to tighter control on expenses during the year.

Assets attributable to the Brokerage segment increased by 42.86% during the year.

Analysis of 2016 versus 2015

In 2016, profit before taxes for the Brokerage segment increased to COP 46 billion from COP 10 billion in 2015.

Total interest and valuation decreased by 18.89% to COP 17 billion, due to losses in operations relating to futures contracts over securities.

Total fees and commission, net which are the most important component of revenues, increased by 2.48% to COP 80 billion, due to higher fees related to distribution and intermediation of securities, trust products and asset management.

Total operating expenses decreased by 0.21% to COP 112 billion, mainly due to tighter control on expenses during the year.

Assets attributable to the Brokerage segment decreased by 39.08% during the year, mainly driven by the sale of Valores Bancolombia Panama to Banistmo S.A. (Banking Panama segment).

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

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total interest and valuation	444,649	442,107	291,249	0.57%	51.80%
Interest income on loans and financial leases	412,418	431,381	310,077	(4.40%)	39.12%
Total debt investments	16,329	16,205	15,502	0.77%	4.53%
Derivatives	6,085	(7)	(26,392)	(87028.57%)	(99.97%)
Total liquidity operations	9,817	(5,472)	(7,938)	(279.40%)	(31.07%)
Interest expenses	(226,304)	(252,030)	(215,592)	(10.21%)	16.90%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	218,345	190,077	75,657	14.87%	151.24%
Total credit impairment charges, net	6,541	(52,294)	(49,830)	(112.51%)	4.94%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	224,886	137,783	25,827	63.22%	433.48%

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Revenues (expenses) from transactions with other operating segments of the Bank	101,327	99,914	95,495	1.41%	4.63%
Total fees and commission income, net	16,270	27,502	32,325	(40.84%)	(14.92%)
Other operating income (1)	5,280	15,961	16,281	(66.92%)	(1.97%)
Dividends received, and share of profits of equity method investees	(239,328)	(269,096)	(141,261)	(11.06%)	90.50%
Total operating income, net	108,435	12,064	28,667	798.83%	(57.92%)
Operating expenses (2)	(56,593)	(60,688)	(73,425)	(6.75%)	(17.35%)
Impairment, depreciation and amortization	(967)	(972)	(17,254)	(0.51%)	(94.37%)
Total operating expenses	(57,560)	(61,660)	(90,679)	(6.65%)	(32.00%)
Profit before tax	50,875	(49,596)	(62,012)	(202.58%)	(20.02%)
Segment assets	9,329,498	10,847,782	11,667,606	(14.00%)	(7.03%9
Segment liabilities	(10,636,804)	(12,251,502)	(14,608,981)	(13.18%)	(16.14%)

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for the Off Shore segment increased to COP 51 billion.

Total interest and valuation increased by 0.57% to COP 445 billion, driven by higher revenues from overnight and market funds.

Total credit impairment charges, net were COP 6 billion, decreasing by 112.51%. This decrease is mainly explained by the recovery of provision taken in previous years.

Total fees and commission, net decreased by 40.84% to COP 16 billion mainly due to more expensive banking services in Bancolombia Panama.

Total operating expenses decreased by 6.65% to COP 58 billion, mainly due to tighter control on expenses during the year.

Assets attributable to the Off Shore segment decreased by 14.00% to COP 9,329 billion.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

Analysis of 2016 versus 2015

In 2016, profit before taxes for the Off Shore segment decreased by 20.02% to COP 50 billion.

Total interest and valuation increased by 51.80% to COP 442 billion, driven by higher revenues from commercial loans and leasing operations due to higher pricing of loans, as well as higher revenues from debt investments due to higher market interest rates. Interest income from commercial loans grew 42.39% and leasing 25.09%.

Total fees and commission, net decreased by 14.92% to COP 28 billion mainly due to more expensive banking services in Bancolombia Panama.

Other operating income decreased by 1.97% to COP 16 billion, due to losses in forwards COP/USD and other currencies.

Total operating expenses decreased by 32.00% to COP 62 billion, due to tighter control over expenses during the year.

Assets attributable to the Off Shore segment decreased by 7.03% to COP 10,848 billion, as a result of the sale of debt securities of foreign and local issuers and; lower mark to market valuations on interest rates swaps.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

All Other: This segment provides financial and operational leases activities, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S., Arrendamiento Operativo CIB S.A.C., Transportempo S.A.S. and Capital Investment Safi S.A. This segment also includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

The investments in Arrendamiento Operativo CIB S.A.C. and Capital Investment Safi S.A. are classified as Assets held for sale in the Statement of Financial Position. For further information, see note 12 “Assets held for sale and inventories.”

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Total interest and valuation	10,201	30,299	112,858	(66.33%)	(73.15%)
Interest income on loans and financial leases	13,000	25,819	109,062	(49.65%)	(76.33%)
Total debt investments	735	3,145	1,425	(76.63%)	120.70%
Derivatives	(289)	(1,030)	-	(71.94%)	0.00%
Total liquidity operations	(3,245)	2,365	2,371	(237.21%)	(0.25%)
Interest expenses	(85,928)	(99,991)	(77,156)	(14.06%)	29.60%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	(75,727)	(69,692)	35,702	8.66%	(295.20%)
Total credit impairment charges, net	1,696	871	(3,219)	94.72%	(127.06%)

	Year ended December 31,
	2017	2016	2015	Change 2017-2016	Change 2016-2015
	In millions of COP
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(74,031)	(68,821)	32,483	7.57%	(311.87%)
Revenues (expenses) from transactions with other operating segments of the Bank	(48,931)	(39,721)	(24,263)	23.19%	63.71%
Total fees and commission income, net	12,569	13,724	10,334	(8.42%)	32.80%
Other operating income (1)	874,126	874,978	772,959	(0.10%)	13.20%
Dividends received, and share of profits of equity method investees	(61,156)	(175,595)	(159,583)	(65.17%)	10.03%
Total operating income, net	702,577	604,565	631,930	16.21%	-4.33%
Operating expenses (2)	(430,212)	(400,243)	(354,811)	7.49%	12.80%
Impairment, depreciation and amortization	(137,377)	(137,672)	(133,401)	(0.21%)	3.20%
Total operating expenses	(567,589)	(537,915)	(488,212)	5.52%	10.18%
Profit before tax	134,988	66,650	143,718	102.53%	(53.62%)
Segment assets	4,773,601	4,600,424	5,203,576	3.76%	(11.59%)
Segment liabilities	(1,440,368)	(1,494,960)	(1,581,716)	(3.65%)	(5.48%)

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2017 versus 2016

In 2017, profit before taxes for All Other increased by 102.53% to COP 135 billion.

Other operating income, was stable during the year reaching COP 874 billion in 2017 compared to COP 875 billion in 2016. The smaill increase was due to the growth in operating leases by 11.66% and gains on sale of subsidiaries by 45.97%.

Assets attributable to All Other increased by 3.76% to COP 4,774 billion.

Analysis of 2016 versus 2015

In 2016, profit before taxes for All Other decreased by 53.62% to COP 67 billion.

Other operating income, which is the most significant revenue line, increased by 13.20% to COP 875 billion, driven by the growth in revenues from services and translation adjustment of the equity investment portfolio.

Assets attributable to All Other decreased by 11.59% to COP 4,600 billion, due to a decrease in debt and equity investments

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Liquidity Management

The Asset and Liability Management Committee, or ALCO, sets the main policies of liquidity and funding for the Bank in accordance with the Bank’s desired statement of financial position structure.

The Bank uses a variety of funding sources to generate liquidity, taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are designed to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure.

One of the Bank’s main strategies is to maintain a solid liquidity position; thus, the Risk Committee has established a minimum amount of liquid assets, based on calculations of maximum expected withdrawals of deposits, disbursements and other obligations in order to guarantee the proper operation of banking activities and protect capital. The ALCO has delegated the short-term liquidity assessment task to the Liquidity Committee, which sets strategies and policies regarding liquidity.

Stress tests scenarios are simulated periodically to assess the Bank´s ability to raise funds under adverse market conditions. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stressed market scenarios.

Liquid Assets

During 2017, the Bank maintained a solid liquidity position. As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper operation under normal conditions but also to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last two years:

Liquid Assets(1)	December 31, 2017	December 31, 2016
High quality Liquid Assets
Cash	14,793,855	15,821,823
High quality liquid securities	7,963,343	7,844,716
Other Liquid Assets
Other securities	1,617,158	2,557,679
Total Liquid Assets	24,374,356	26,224,218

(1)	Liquid assets accepted by the Central Bank for its monetary expansion and contraction operations. Liquid assets are adjusted by a haircut. The following are considered liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt securities.

High-quality liquid assets are comprised of cash and securities that are eligible collateral for purposes of repurchase transactions, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction.

The Bank measures liquid assets on a daily basis and compares this result to an objective target set by the Risk Committee Under this rule, daily liquid assets must be equal to or higher than this target. In the event the limit is not reached, there is a five-day period to increase liquidity levels.

Cash is important to guarantee branch and ATM operations. The Bank’s expansion across the Colombian territory requires considerable levels of cash; however, cash levels are daily monitored in order to minimize opportunity costs. Additionally, cash is taken into account in the mandatory bank reserve established by the Central Bank.

Securities that comprise liquid assets are reviewed by the ALCO in light of the Bank’s liquidity objective. Even though available for sale and held to maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that can be posted to the Central Bank as collateral.

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

The Bank’s management believes that the current level of liquidity is adequate and will seek to maintain its solid deposit base and the access to alternative sources of funding such as borrowings from domestic and international development and commercial banks, repurchase agreements, bond issuances, overnight funds and Central Bank funds, considering market conditions, interest rates and the desired maturity profile of liabilities.

Funding Structure

As of December 31, 2017, the Bank’s liabilities reached COP 179,478 billion, a 3.28% increase compared to December 31, 2016. Liabilities denominated in Colombian Pesos increased by 8.77 percentage points, and liabilities denominated in U.S. dollars liabilities decreased by 3.67 percentage points. This change is principally the result of the increase in COP denominated saving accounts, time deposits and repurchase agreements and other similar secured borrowing, and a decrease in USD denominated borrowings from financial institutions, offset by a decline in COP denominated debt securities and increases in USD denominated checking accounts, interbank deposits and debt securities in issue.

	As of December 31,
	2017	2016
	In millions of COP, except percentages
Total funding
Peso-denominated	105,532,426	97,019,386
Dollar-denominated.	73,946,235	76,764,678
Total Liabilities	179,478,661	173,784,064

In 2017, the Bank experienced a growth in deposits which reached COP 131,959 billion at year-end, an increase of COP 7,335 billion, or 5.89% compared to the level at December 31, 2016. COP denominated deposits increased by 8.68%, explained mainly by the rise in COP denominated time deposits and saving accounts, while USD denominated deposits increased by 1.26% as a result of the rise in USD denominated checking accounts and time deposits. The ratio of deposits to total assets was 64.72%, increasing by 1.22% percentage points compared to 2016.

	As of December 31,
	2016	2015
	In millions of COP
Total Deposits	131,959,215	124,624,011

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2017 and 2016.

	2017	2016
Checking deposits	12.3%	12.4%
Time deposits	30.0%	30.4%
Savings deposits	30.2%	28.0%
Other deposits	0.9%	1.0%
Percentage of Total Liabilities	73.4%	71.8%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2017 were 73.4%, increasing from 71.8% of total liabilities at year-end 2016.

The ratio of net loans to deposits (including borrowing from commercial banks) was 104.43% at the end of 2017, increasing from 101.11% as compared to 2016. This change is primarily explained by the increase in loans and advances to customers which rose from COP 151,747 billion in 2016 to COP 160,468 billion and the decrease in borrowings from other financial institutions which declined from COP 18,905 billion to COP 13,822 billion in 2017. The bank relied on alternative sources of funding to a greater extent during 2017; COP-denominated repurchase agreements and other similar secured borrowing rose from COP 1,686 billion to COP 3,210 billion, and USD-denominated debt securities in issue increased from COP 13,206 billion to COP 14,661 billion.

	As of December 31,
	2017	2016
Net Loans to Deposits	104.43%	101.11%

The Bank funds its operations in part with borrowings from financial institutions which amounted to COP 5,139 billion at the end of 2017, as compared to COP 4,921 billion at the end of 2016. Management believes these borrowings represent a good quality source of funding provided mainly by governmental entities in order to promote lending activities within specific sectors of the Colombian economy.

In addition to the main sources of funding described above, the Bank uses borrowings from other financial institutions and debt securities.

Debt securities in issue

In 2017, Bancolombia and Banistmo issued notes in amounts of USD 750 million and USD 500 million respectively.

As of December 31, 2017, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 19,648 billion.

The following table shows the Bank´s debt securities in issue maturity profile:

	2018	2019	2020	2021	2022	2023 and thereafter	Total
	In millions of COP
Debt securities in issue	2,132,242	1,692,912	2,146,107	3,554,641	5,140,866	4,981,946	19,648,714

The following table sets forth the components of the Bank’s liabilities for the years 2017 and 2016:

	As of December
	2017	% of total funding	2016	% of total funding
	In millions of COP, except percentages
Checking accounts
Peso-denominated	11,562,956	6.4%	11,407,661	6.6%
Dollar-denominated	10,502,691	5.9%	10,035,341	5.8%
Total	22,065,647	12.3%	21,443,002	12.4%
Time deposits
Peso-denominated	30,020,911	16.7%	28,940,030	16.7%
Dollar-denominated	23,940,675	13.3%	23,733,355	13.7%
Total	53,961,586	30.0%	52,673,385	30.4%
Savings accounts
Peso-denominated	41,975,168	23.4%	36,354,465	20.9%
Dollar-denominated	12,280,415	6.8%	12,339,237	7.1%
Total	54,255,583	30.2%	48,693,702	28.0%
Other deposits
Peso-denominated	818,387	0.4%	932,945	0.5%
Dollar-denominated	858,012	0.5%	880,977	0.5%
Total	1,676,399	0.9%	1,813,922	1.0%
Interbank Deposits
Peso-denominated	91,322	0.1%	12,597	0.0%
Dollar-denominated	993,269	0.6%	329,259	0.2%
Total	1,084,591	0.7%	341,856	0.2%
Derivate financial instrument-Liabilities
Peso-denominated	937,950	0.5%	1,283,481	0.7%
Dollar-denominated	7,903	0.0%	28,969	0.0%
Total	945,853	0.5%	1,312,450	0.7%
Borrowings from other financial institutions (1)
Peso-denominated	5,139,129	2.9%	4,921,950	2.8%
Dollar-denominated	8,683,023	4.8%	13,983,893	8.0%
Total	13,822,152	7.7%	18,905,843	10.8%
Debt securities in issue
Peso-denominated	4,987,702	2.8%	5,498,303	3.2%

	As of December
	2017	% of total funding	2016	% of total funding
	In millions of COP, except percentages
Dollar-denominated	14,661,012	8.2%	13,206,506	7.6%
Total	19,648,714	11.0%	18,704,809	10.8%
Repurchase agreements and other similar secured borrowing
Peso-denominated	3,210,674	1.8%	1,686,316	1.0%
Dollar-denominated	25,454	0.0%	237,694	0.1%
Total	3,236,128	1.8%	1,924,010	1.1%
Other liabilities
Peso-denominated	6,788,227	3.8%	5,981,638	3.5%
Dollar-denominated	1,993,781	1.1%	1,989,447	1.1%
Total	8,782,008	4.9%	7,971,085	4.6%
Total funding
Peso-denominated	105,532,426	58.8%	97,019,386	55.9%
Dollar-denominated	73,946,235	41.2%	76,764,678	44.1%
Total Liabilities	179,478,661	100.0%	173,784,064	100.0%

(1) Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

The following table shows net cash provided by (used in) operating activities, net cash (used in) provided by investing activities and net cash (used in) provided by financing activities, for the years ended December 31,2017, 2016 and 2015:

	2017	2016	2015
		In millions of COP
Operating activities	2,939,588	3,601,418	1,856,726
Investing activities	(1,908,080)	(1,027,627)	141,985
Financing activities	(3,620,909)	(343,839)	(231,474)
(Decrease) Increase in cash and cash equivalents	(2,589,401)	2,229,952	1,767,237

Operating Activities

In 2017, operating activities resulted in positive net cash as a result of the increase in deposits by customers to COP 8,236 billion and the COP 15,347 billion of interest received. The increase in loans and advances to customers and financial institutions was COP 11,266 billion, compared with COP 10,853 billion and COP 15,036 billion in 2016 and 2015 respectively.  The interest paid was COP 5,578 billion of cash in 2017, COP 5,229 billion in 2016 and COP 3,771 billion in 2015. The value of investment securities recognized at fair value through profit and losses decreased by COP 1,599 billion in 2017, while in 2016 and 2015 it increased by COP 1,485 billion and COP 1,729 billion respectively.

Net income has been positive; COP 2,754 billion, COP 2,954 billion and COP 2,608 billion for 2017, 2016 and 2015, respectively.

Investing Activities

In 2017, 2016 and 2015, investing activities used cash. Purchases of debt securities at amortized cost used COP 3,122 billion in 2017, COP 2,077 billion in 2016 and COP 1,768 billion in 2015; and the purchases of premises and equipment and investment properties used COP 1,132 billion in 2017, compared with COP 1,082 used in 2016 and COP 961 billion used in 2015.  Proceeds from maturities of debt securities at amortized cost provided COP 2,167 billion in 2017, COP 2,365 in 2016 and COP 1,713 in 2015.

Investing activities related to equity securities and interests in associates and joint ventures used net cash of COP 298 billion and COP 434 billion during 2017 and 2016 respectively, while in 2015 provided net cash of COP 219 billion.

Investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 563 billion, compared with COP 530 billion used during 2016, and COP 672 billion in 2015.

Financing Activities

Financing activities required cash during 2017. Proceeds from borrowings from other financial institutions provided COP 12,190 billion in 2017, COP 13,594 billion in 2016 and COP 13,533 billion in 2015. The placement of debt securities in issue provided COP 3,013 billion in 2017, COP 3,039 in 2016 and COP 2,452 in 2015. The repayment of borrowings used COP 17,042 billion in 2017, compared with COP 13,744 used in 2016 and COP 13,132 used in 2015; and the payments of debt securities in issue used COP 1,969 billion during 2017, COP 3,099 billion during 2016 and COP 1,372 during 2015. Cash was also used to pay dividends to stockholders in the amount of COP 1,126 billion, while in 2016 and 2015 this amount was COP 840 billion and COP 785 billion, respectively.

The increase in repurchase agreements and other similar secured borrowing provided COP 1,313 billion, compared with the COP 706 billion provided in 2016 and the COP 898 billion used in 2015.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the owners of the parent company amounted to COP 23,112 billion at December 31, 2017, up 8.68% from COP 21,268 billion at December 31, 2016. This increase reflects the net effect of dividend payments, earnings during the year 2017 and all the other transactions that directly affect the stockholders’ equity attributable to the owners of the parent company.

The Bank’s capital adequacy ratio on a consolidated basis was 14.18% as of December 31, 2017, up from 13.26% in 2016. This increase is the result of the appropiation of earnings in 2017, after giving effect to the payment of dividends which enhanced the Tier 1 position of the bank, as well as the issuance of hybrid bonds that replaced old subordinated instruments and enhanced the Tier 2 ratio.

The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 518 basis points. The basic capital ratio (Tier 1) was 10.15% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 8.22% at the end of 2017. For a full description of our capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2017 and 2016:

	As of December 31, 2017	As of December 31, 2016
	In millions of COP, except percentages
Long-term senior indebtedness	12,662,987	12,031,505
Subscribed capital	480,914	480,914
Legal reserve	17,157,521	14,719,576
Non-controlling interest	1,146,355	1,040,521
Financial statements translation adjustment	3,437,175	2,994,508
Less:
Long-term investments	(185,579)	(185,579)
Intangibles assets acquired after August 23, 2012	(4,003,643)	(4,007,543)
Primary capital (Tier I)	18,032,743	15,042,397
Subordinated bonds (1)	4,747,727	6,673,304
Hybrid bonds (1)	2,238,000	-
Other comprenhensive income related to investments at fair value	(12,434)	(12,434)
Non-controlling interest	170,231	168,876
Legal reserve (3)	-	239,702
Computed secondary capital (Tier II)	7,143,524	7,069,448
Technical Capital (2)	25,176,267	22,111,845
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	10.15%	9.02%
Secondary capital to risk-weighted assets (Tier II)	4.03%	4.24%
Risk-weighted assets including market risk	177,600,261	166,781,426
Technical capital to risk-weighted assets (4)	14.18%	13.26%

(1)	For further information see Note 17. Debt securities in issue.
(2)	Technical capital is the sum of basic and additional capital.
(3)	Pursuant to Decree 2336 of 1995, a reserve was established until 2016 for profits related to the valuation of investmentes held for trading purposes by the Bank.
(4)	Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

The Bank’s treasury division is in charge of the trading desks in Colombia, Banistmo, Banco Agrícola, Bancolombia Panamá, Bancolombia Caymán, Bancolombia Puerto Rico, and Grupo Agromercantil. It is responsible for the execution of all transactions in domestic and foreign currencies legally authorized in Colombia and all the countries where the Bank has a presence. These include derivative transactions, purchase and sale of fixed income securities and indexed securities, repurchase or resale transactions, short sales, temporary securities transfers, simultaneous transactions and transactions on the foreign exchange market.

The Bank monitors treasury division activities through policies regarding the management of liquidity, market, legal, credit and operational risks. Such policies are monitored by the Vice-President of Risk Management. With the aim to control market and liquidity risks, the Bank sets limits intended to keep its exposure levels and losses within certain ranges determined by the Bank’s Board of Directors. The Bank’s investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, except for those related to the liquidity portfolio and over the counter (“OTC”) derivatives transactions held by Bancolombia and Banistmo.

Before taking any additional positions, the Bank’s treasury division also verifies, with respect to investments in domestic and in foreign currencies, the availability of funds for investment and each investment’s compatibility with the Bank’s liquidity structure.

As further described in Item 11. “Quantitative and Qualitative Disclosure About Market Risk”, the market risk stated in the treasury book is measured using methodologies of value at risk (VaR), and the position limits are based on the results of these methodologies. The Bank has defined VaR limits for Bancolombia, Valores Bancolombia, Banistmo, Banco Agrícola and Bancolombia Panamá, Bancolombia Caymán and Bancolombia Puerto Rico, that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and also takes advantage of portfolio diversification. In addition to VaR limits, the Bank uses stop loss advisories to inform senior management when losses are close to certain established thresholds in the trading book. Moreover, for the options portfolio in Bancolombia, the Bank has set limits based on the sensitivity of the portfolio to the underlying volatility, underlying foreign currency and interest rates.

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos, U.S. dollars and Guatemalan quetzals. These positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to foreign currency risk primarily arises from changes in the U.S. dollar/COP exchange rate. The exposure to currency risk is managed by the Bank’s treasury division. The Bank uses VaR calculations to limit the exposure to foreign currency risk of its balance sheet in Bancolombia and Valores Bancolombia. In Banistmo the foreign currency risk limits are based on the net position in each currency. These limits are supervised on a daily basis by the Bank’s Market Risk Management Office. The Bank’s treasury division manages a derivative portfolio in Bancolombia and Banistmo which includes forward agreements in foreign currency with the purpose, among others, of hedging its overall currency exposure.

B.3.	COMMITMENT FOR CAPITAL EXPENDITURES

See Item 4. “Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

During 2017, net interest and valuation income grew 0.38% as credit volume growth slowed compared to 2016. Total credit impairment charges, net increased significantly over the past year. Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regard to those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 5.75% during 2017.

2017 a year of moderation for the Colombian economy. The dynamics of loan growth are reflected in Colombia, where the loan portfolio grew 8.77%. During 2017, commercial loans grew 3.17%, consumer loans grew 15.55%, mortgages increased 7.08%, and Small Business Loans expanded 0.08%.

Economic growth in El Salvador was slow in 2017. Banco Agrícola’s loan book expanded only 0.29%, as there was weak demand from corporates and individuals due to the weaker macroeconomic conditions in the country. This slow growth generated a negative effect in the Bank’s overall book.

Credit demand in Banistmo was moderate and the loan book grew 2.76%. This was due to the slowdown in economic growth over the last year.

Loan growth in Guatemala was the highest in Central America, totaling 5.09% for 2017. Guatemala is Central America’s largest country, and provides a favorable growth environment.

Foreign-denominated loans increased 1.58% during 2017. Corporations in Colombia demanded less dollar funding in a weaker economic environment, but this was offset by credit demand in Panamá and Guatemala, which contributed to a net expansion of the dollar denominated portfolio.

Credit demand is expected to increase in 2018 as the Colombian economy recovers and grows at a faster pace. Corporate credit, in particular, is forecasted to pick up in the second half of 2018, as companies should start conducting more capital investment programs and consumers recover from 2017 increase in value added taxes.

Net Interest Margin and Valuation

The majority of the Bank’s loan book has a variable rate (80% of loans have a maturity of more than one year and earn interest at variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. The decrease in the bank’s cost of funding during the year contributed to the stabilization of the Bank’s net interest margins, in an environment of interest rate cuts. Similarly, the faster growth in consumer loans and the good performance of investments, contributed to a mild increase in margins. As a result, the net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations increased from 5.96% in 2016 to 6.07% in 2017.

The bank’s strategy during the year was to support the net interest margin and valuation on financial instruments by optimizing the cost of funding. For this purpose, the bank has focused on increasing the proportion of average demand deposits (savings and checking accounts); reducing the cost of long term debt by rolling over the bonds; and finally, reducing the duration and cost of the Certificates of Deposits in Colombia.

More liquidity, a more favorable deposit mix (one with a greater proportion of demand deposits) and consistent increases in the interest rates in the U.S. economy point towards improving net interest margins in 2018 in the Bank’s dollar denominated loan portfolio, whereas the net interest margin in the peso denominated loan book is expected to contract as a result of recent and additional likely upcoming cuts in the Central Bank´s reference rate.

Cost of credit

For the year 2017, the cost of credit was 2.22% of average loans, which represents an increase when compared to the 1.84% and 1.3% shown in 2016 and 2015, respectively. This credit cost increase was explained by deterioration of certain corporate clients, new past due loans in small and medium enterprise exposures and to some extent deterioration of the consumer portfolio. Cost of risk is expected to decline slightly during 2018, with a similar amount of provisions in nominal terms.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are the off-balance sheet arrangements in which the Bank is involved: standby letters of credit, letters of credit and bank guarantees.

Letters of credit and bank guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure amounting to COP 6,854 million, COP (87,442) million and COP (7,421) million, for the years ended as of December 31, 2017, 2016 and 2015, respectively.

Those off-balance sheet arrangements are required to be considered into the total solvency ratio computation. As of December 31, 2017, the total Bank’s technical capital ratio was 14.18%, exceeding the requirements of the Colombian government and the SFC by 518 basis points. In the event the off-balance sheet arrangements were not considered in the computation, the total ratio would be boosted by approximately 108 basis points.

As of December 31, 2017, 2016 and 2015, the fees and other income related to Guarantees and Standby letters of credits amounted to COP 55,365 million, COP 55,724 million and COP 44,539 million, respectively.

As of December 31, 2017 and 2016, outstanding letters of credits and bank guarantees issued by the Bank totaled COP 6,926,496 million and COP 6,609,254 million, respectively. Additionally, the Banks is not involved in any interest retained and other indebtedness related to those instruments besides the credit risk aforementioned.

The table below summarizes all guarantees issued by the Bank as of December 31, 2017 and 2016. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Unused credit lines amounted to COP 13,656,721 million and COP 9,404,528 million at December 31, 2017 and 2016.

Off-balance Sheet Arrangements	Expire within one year at December 31,		Expire after one year at December 31,		Total amount outstanding at December 31,		Maximum potential amount of future losses at December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	In millions of COP
Bank guarantees and letters of credit	5,337,298	4,863,596	1,589,198	1,745,658	6,926,496	6,609,254	6,926,496	6,609,254
Total	5,337,298	4,863,596	1,589,198	1,745,658	6,926,496	6,609,254	6,926,496	6,609,254

For more information on standby letters of credit and bank guarantees, please see Note 20, “Provisions and Contingent Liabilities” and Note 24.3, “Fees and Commissions” to Consolidated Financial Statements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank´s contractual obligations as of December 31, 2017:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	In millions of COP
Time deposits (1)	53,961,586	36,307,864	10,579,471	5,404,748	1,669,503
Debt securities in issue	19,648,714	2,132,242	3,839,019	8,695,507	4,981,946
Borrowings from other financial institutions	13,822,152	7,614,591	1,173,504	2,217,420	2,816,637
Derivative financial liabilities	945,853	292,911	328,935	120,349	203,658
Post-employment benefit plans	786,130	71,154	136,601	162,650	415,725
Operating Lease Obligations	7,171	3,389	3,782	-	-
Total	89,171,606	46,422,151	16,061,312	16,600,674	10,087,469

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

The critical accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

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

Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the valid tax rules applicable in each country where the Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles, determining the tax bases for the deferred tax involves difficult judgments to estimate future gains, offsets or tax deductions.

The determination of the deferred tax is considered a crucial accounting policy, since its determination involves future estimations of gains that may be affected by changes in economic, social and political conditions, and tax authorities.

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 11.

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

All transfers between the aforementioned levels are assumed to occur at the end of the reporting period

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

For the periods ended December 31, 2017 and 2016 there have been no significant changes in estimates and judgements made at end-year other than those indicated in financial statements.

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

To determine whether the Bank controls and consequently consolidates an entity that has been designed as a SE, the Bank assesses the design and the purpose of the entity. It is also considered whether the Bank, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

Whenever there is a change in the substance of the relationship with the SE the Bank performs a re-assessment of control to determine if consolidation is applicable.

The total assets of unconsolidated SE in which the Bank had an interest at the reporting date and its maximum exposure to loss in relation to those interests is presented in Note 23 unconsolidated structured entities.

Recent Accounting Pronouncements

New accounting standards are effective for annual periods beginning after January 1, 2018. Although earlier application is permitted, we have not early adopted the new or amended standards in preparing these consolidated financial statements. Of the new standards only IFRS 9 and IFRS 16 are expected to have a material impact on the consolidated financial statements in the period of initial application.

IFRS 9, Financial Instruments: In July 2014 the IASB issued the final version of IFRS 9 that completed the replacement project of IAS 39 –Financial instruments recognition, classification and measurement. IFRS 9 mainly introduces new criteria for classification and subsequent measurement of financial assets and liabilities, impairment requirements related to expected loss accounting and hedge accounting. The effective application of the final version of this IFRS will commence on January 1, 2018.

• Classification and measurement: IFRS 9 establishes the categories amortized cost, fair value through profit or loss and fair value with changes in other comprehensive income to classify financial assets, based on the entity's business model for managing such assets and the characteristics of the flows that they grant. The last category has been introduced for individual simple debt instruments and equity instruments for which the entity irrevocably designates its variations in other comprehensive income from the initial recognition.

The classification of financial liabilities and their subsequent measurement has remained unchanged in relation to IAS 39, except for those liabilities designated at fair value through profit and loss for which it is stipulated how to account for the changes in the credit risk in other comprehensive income.

The Bank has early adopted IFRS 9 as issued in November 2013, which includes only Fair value through profit or loss and amortized cost as measurement categories attributable to financial assets, based on the business model and the contractual cash flow characteristics. In addition, the Bank has adopted the option to make an irrevocable election at initial recognition for particular investments in equity instruments and present subsequent changes in fair value in other comprehensive income.

The following table summarizes the main items of the Bank's balance sheet representing financial assets and their classification under IFRS 9, 2013 and indicates the expected classifications once the Bank is applying IFRS 9, 2014:

	Current Classification before January 1, 2018 with IFRS 9, 2013			Classification after January 1, 2018 with adoption of IFRS 9, 2014
Assets	AC*	FVPL**	FVOCI***	CA*	FVPL**	FVOCI***
Cash and cash equivalents		X			X
Credit portfolio and financial leasing	X			X
Debt securities	X	X		X	X	X
Equity investments		X			X
Investments in associates and joint ventures at fair value			X			X

*AC = Amortized cost

**FVPL = Fair value with changes in results

***FVOCI= Fair value with changes in other comprehensive results.

•	Impairment: IFRS 9 makes significant changes in the assessment of the impairment of the value of financial instruments and therefore their associated risk, going from an incurred loss model to one of expected credit loss. This new regulation also proposes the definition of a model that identifies a Significant Increase in Credit Risk (SICR) in an instrument prior to the identification of objective evidence of impairment (EOD) and for which a loss, the life time of the asset should be measured.

In this regard, the Bank established quantitative and qualitative criteria through which it is possible to identify significant increases in the credit risk of an instrument.

The impairment-related requirements apply for financial assets measured at amortized cost and fair value with changes in OCI (FVOCI), whose business model is intended to receive contractual and / or sale flows (as for lease accounts receivable, loan commitments and financial guarantees).

The Bank, in accordance with IFRS 9, estimates the Expected Credit Loss (ECL) based on the present value of the difference between contractual cash flows and expected cash flows of the instrument, estimated through collective methodologies or individual analysis. The ECL amount will be updated on each presentation date to reflect changes in the portfolio's credit risk since the initial recognition.

The necessary adaptations to IFRS 9 were made through a methodological implementation plan, including the changes required in its provision calculation model, in order to comply with the expected impairment and loss requirements established by the international standard. For this purpose, new processes and procedures were created, impairment policies were updated and a control environment aligned with the SOX requirements was designed.

Impairment measurements were made through collective and individual evaluation models, with sufficient sophistication required for each portfolio. Collective models include parameters of probability of default at 12 months, life time probability of default, loss given default and exposure at default with the inclusion of the prospective criteria. The individual analysis methodology is applied in significant exposures and includes the evaluation of weighted loss scenarios, taking into account the macroeconomic expectations and the particular conditions of each debtor.

•	Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. Entities have been provided with an accounting policy option between applying the hedge accounting requirements of IFRS 9 or continuing with the application of the existing hedge accounting requirements of IAS 39 for all hedge accounting, as the project on macro hedge accounting has not yet been completed. In consequence, the Bank opted for continuing the application of IAS 39 requirements for hedge accounting.

•	Impact of IFRS 9 transition: The impact of the adoption of IFRS 9 is recognized in the initial equity as of January 1, 2018 and was estimated based on calculations made in the consolidated financial statements as of December 31, 2017; as a result an increase was observed in the Bank’s allowance, which ranged between COP 470 billion and COP 730 billion. This estimate could vary mainly due to:

•	Estimates of ECL models (Expected Credit Loss) are being refined.
•	The Bank is finalizing the tests and evaluations of the controls of the new systems and processes.

IFRS 15, Revenue from Contracts with Customers: On May 28, 2014, the IASB published IFRS 15, which sets forth the principles of presentation of useful financial information about the nature, amount, timing and uncertainty of the income and cash flows generated from the contracts of an entity with its clients. IFRS 15 establishes that an entity recognizes revenue from ordinary activities so they can represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled in exchange for such assets or services. IFRS 15 replaces IAS 11 - Construction contracts, IAS 18 - Income from ordinary activities, as well as related interpretations. This rule is effective for the period beginning on January 1, 2018, allowing its early application. It is expected that a significant proportion of Bank revenues will be outside the scope of IFRS 15, since most of the revenue comes from the operation of financial instruments.

In the process of implementing IFRS 15, the Bank reviewed existing contractual arrangements with clients, in order to establish the impacts on the separation of the components included in them. For this purpose, the following activities were carried out:

•	Evaluation of promised services in contracts, identifying performance obligations.

•	Evaluation of the performance obligations of each contract and whether there are impacts for compliance with the new standard.

•	Analysis of concessions, incentives, bonuses, price adjustments clauses, penalties, discounts and refunds or similar elements contained in the agreements made.

•	Identification of possible variable compensations included in the contracts and determination as to whether the recognition of the same is being carried out appropriately.

•	Analysis of loyalty programs with customers and packages (product grouping) and whether they have impacts for compliance with the new standard.

•	Identification and determination of internal post-implementation controls to ensure compliance with accounting and disclosure requirements based on new products and services that are developed within the Bank to meet the financial needs of its customers.

At the date of initial application, the Bank evaluated the contracts and commitments established with clients, identifying compliance with the five steps established in IFRS 15 and evaluating the impact on recognition within their Financial Statements, as follows:

1.	Identification of the contract with the customer: the parties' rights, payment conditions, evaluation of the commercial basis, characteristics of the compensations were identified and it was evaluated if there were modifications or combinations that applied.

2.	Identification of the contract obligations: The Bank evaluated the commitments included in the entity's contracts to identify when the customer makes use of the service and whether the obligations are identifiable separately.

3.	Price Setting: The characteristics of the amounts to which the agreed services were exchanged were reviewed in the Bank's contracts, in order to estimate the effect of the variable consideration in kind, or others payable to the customer.

4.	Price Distribution: In the evaluation of prices to the Bank's contracts, it was found that these are designated individually to the services provided by the entity, even in the products where there are commitments packaged.

5.	Satisfaction of the Obligations: The obligations established in contracts with customers are satisfied when the control of the service is transferred to the customer and the recognition is performed as established in IFRS 15 over time or at a given time, given the above, the Bank does not have a significant impact in the recognition of the income since the recognition is done as indicated in the standard.

The Bank has evaluated and updated its internal controls over financial reporting in regards to the identification of contracts. In particular, it assessed the characteristics of performance obligations to ensure that the recognition of income is adequately carried out in light of the standard.

In carrying out the above activities, it was identified that there are no impacts that generate changes to income recognition for the Bank given that current accounting procedures are in accordance with the IFRS 15 requirements. Therefore, there is no financial effect as a result of the implementation of the new standard, The Bank is adjusting the disclosures to comply with the requirements of IFRS 15.

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

Management is evaluating the impact of the adoption of IFRS 16 on the Bank, in its financial position statement and disclosures. The Bank expects to apply this standard when it become effective on January 1, 2019.

To date, an inventory of active contracts has been made in order to determine which will impact the implementation of the standard and then quantify such impact. Likewise, the most optimum technological alternative is being evaluated to enable the administration of the information and ensure proper registration according to the requirements of the standard.

For further information about the Bank´s accounting policies read Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons acted as directors and senior managers of the Bank:

Directors

David Emilio Bojanini García was born in 1956. Mr. Bojanini holds a degree in industrial engineering from Universidad de los Andes and an MBA with emphasis on actuary from University of Michigan. He has held several positions in the private sector such as CEO of Administradora de Fondos de Pensiones y Cesantías Protección S.A. from 1991 to 2006, and Gerente Actuaría in Suramericana de Seguros S.A. where he worked for 11 years. He has been CEO of Grupo de Inversiones Suramericana S.A. since 2006. Mr. Bojanini is a member of the following boards of directors: Grupo Nutresa S.A., Bancolombia S.A., Grupo Argos S.A., Suramericana S.A. and SURA Asset Management S.A.

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

Roberto Steiner Sampedro was born in 1959. Mr. Steiner holds a bachelor's degree in economics from the Universidad de los Andes and is a PhD candidate from Columbia University. Mr. Steiner has held several positions at the Central Bank, such as Director of the Economic´s Research Department. He has also served as Deputy Director and Executive Director at Fedesarrollo, Director of the Economic Development Studies Center at the Universidad de los Andes. He is currently a Research Associate at Fedesarrollo. Mr. Steiner has been a Professor at Universidad de los Andes, Columbia University, Universidad Javeriana and Universidad Nacional as well as Visiting Scholar at the IMF and at Lehigh University. He has been a consultant for the IDB, the World Bank, the IMF and the ECLAC.

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

Andrés Felipe Mejía Cardona was born in 1962. Mr. Mejía is an economist from Michigan University. He holds certificates in strategic planning from Barcelona University, senior management from Universidad de los Andes and Expro program in business administration from Centrum Bevordering Import Ontw.Landn, in Rotterdam. He has been the CEO of MU Mecanicos Unidos S.A.S since 1983.

For additional information regarding the Board of Directors and its functions, see Item 10 “Additional Information – B. Memorandum and Articles of Association – Board of Directors”.

Senior Management

Juan Carlos Mora Uribe was born in 1965. He has been the CEO of Bancolombia since May 2016. Prior to his appointment as CEO of Bancolombia, he was the Corporate Innovation and Digital Transformation Vice President since 2015. He holds a B.A degree from Universidad Eafit and an M.B.A degree from Babson College. Mr. Mora has experience in diverse areas of corporate finance and investment banking and was Vice President of Operations of Corporación Financiera Nacional y Suramericana S.A. in 2004. Most recently, Mr. Mora performed the role of Vice President of Risk in 2005, and then he was appointed as Chief Corporate Services Officer until 2015.

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

Rodrigo Prieto Uribe was born in 1973. He was appointed as Vice President of Risk Management in March 2011. Mr. Prieto has worked at Bancolombia holding several positions at different departments of Bancolombia such as analyst, manager of risk administration, planning manager and manager of Capital allocation and risk quantification. Most recently he was the director of planning and projects. He has also been a professor at several universities including Universidad EAFIT, Escuela de Ingenieria de Antioquia and Universidad de los Andes. Mr. Prieto is a civil engineer and has a Master’s degree in economics from Universidad de los Andes and a Master’s degree in finance from Instituto Tecnológico y de Estudios Superiores de Monterrey.

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

Mauricio Rosillo Rojas was born in 1969. He has been the Legal Vice President of Bancolombia since December 2008. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, obtained holds degree in financial law from Universidad de Los Andes, and a Master’s degree in commercial and economic law from the University of Georgia. Mr. Rosillo has held several positions in the public and private sectors, including secretary general of Fedeleasing, Interim Colombian Superintendent of Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Securities Exchange and president of AMV.

Carmenza Henao Tisnes was born in 1960. She was appointed Vice President of Internal Audit in April 2011. Mrs. Henao has worked at Bancolombia in several positions at different departments of Bancolombia such as analyst and manager of audit technology. Most recently she was the Audit National Manager of Bancolombia branches. She has also been a professor at various universities including Universidad EAFIT, Universidad Pontificia Bolivariana, Universidad de Medellin and Universidad San Buenaventura. Mrs. Henao is a system engineer and holds a degree in Finance from Universidad EAFIT.

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

Gabriel Di Lelle was born in 1968. Gabriel Di Lelle received an industrial engineering degree from Universidad Catolica de Argentina and a Master’s degree in business administration and finance from Universidad CEMA (Argentina). He joined Grupo Bancolombia after leading for several years IBM’s specialized consulting unit on digital transformation for financial institutions — Spanish South America region.

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

The Corporate Governance Code of Bancolombia provides an age limit requirement of 65 years regarding retirement for senior management.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

In 2017 the Bank paid each director a fee of approximately COP 6.21 million per month for sitting on the Board, and another fee of approximately COP 6.21 million for attending each session of the committees.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2017 was COP 77.69 billion. Additionally, the bank has established a retirement bonus for senior management, and at the end of 2017 the provision to this effect was COP 34.17 billion. In 2017, no bonus was paid to any senior managers who retired during the year.

The Bank´s senior managers (including the Bank´s CEO) are paid, in addition to a fixed compensation, a variable compensation to be approved by the shareholders at the General Meeting.

The Board of Directors approves the salary increases for corporate vice presidents and authorizes the Chief Executive Officer to readjust the salary of the remaining employees.

The Bank has established an incentive compensation plan that awards bonuses annually or semi-annually to its employees.  In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of the Bank and its executives’ achievement of established goals. Bonuses are paid in cash and stock. The stock component represents shares of Bancolombia, which are purchased in the secondary market and are vested after three years.

The Bank paid a total of COP 1,852 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. Such amount includes the sum of approximately COP 133.40 billion spent in connection with the incentive compensation plan in Colombia.

As of December 31, 2017, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 125.47 billion, in accordance with Decree 2496 of December 23, 2015.

C.	BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of December 31, 2017.

Name	Elected to the Board	Term Expires
David Bojanini García	2006	2018
Roberto Ricardo Steiner Sampedro	2014	2018
Gonzalo Alberto Pérez Rojas (1)	2004	2018
Hernando José Gómez Restrepo	2013	2018
Luis Fernando Restrepo Echavarría	2016	2018
Arturo Condo Tamayo	2016	2018
Andrés Felipe Mejía Cardona	2016	2018

(2)	Gonzalo Alberto Pérez Rojas had previously served as the Bank’s Director during the period 1990-1994.

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

Name	Period Served
President
Juan Carlos Mora Uribe	Since 2016
Vice Presidents
Jaime Alberto Velásquez Botero	Since 1997
Mauricio Rosillo Rojas	Since 2008
Maria Cristina Arrastia Uribe	Since 2015
Gonzalo Toro Bridge	Since 2003
Jaime Alberto Villegas Gutierrez	Since 2016
Rodrigo Prieto Uribe	Since 2011
Carmenza Henao Tisnes	Since 2011
Enrique Gonzalez Bacci	Since 2015
Gabriel Di Lelle	Since 2016

For further information about the Bank’s corporate governance practices please see Item 16. “Reserved – B. Corporate Governance and Code of Ethics.”

Audit Committee

Our Board of Directors, in compliance with Colombian banking regulations, maintains an Audit Committee that is currently comprised of three members. The current members of the Audit Committee are Messrs. Hernando José Gómez Restrepo, Andrés Felipe Mejia Cardona and Arturo Condo Tamayo. The Shareholders General Meeting reelected them for a period of two years on March 14, 2018. Each of them serve as independent member of the Board of Directors.

Pursuant to the applicable U.S. regulations for foreign private issuers, Mr. Hernando José Gómez Restrepo serves as the financial expert of the Audit Committee. In addition, the Committee has an independent advisor, expert in financial reporting and auditing matters who provides advice to the Committee on such matters.

For a broader description of the experience and qualifications of Messrs. Gomez Restrepo, Mejia Cardona, and Condo Tamayo, see Item 6. “Directors, Senior Management and Employees—A. Directors and Senior Management.”

Further, the Internal Audit of Bancolombia and the compliance officer report to the Audit Committee. Likewise, Bancolombia has an ethics committee that reports to the Audit Committee and supports it in the supervision of compliance with provisions contained in the Code of Ethics, as well as determination of necessary actions for assuring knowledge, release, and strengthening of the highest ethical behavior standards of Bancolombia and resolution of conflicts under its competence.

This Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The main purpose of this Committee is to support the Board of Directors by overseeing the effectiveness of the Bank’s internal controls established by senior management. Other specific responsibilities of the Committee include: (i) overseeing the integrity of the financial statements, financial reporting process and systems of internal accounting and financial controls; (ii) proposing to the Board of Directors and the Shareholder´s General Meeting external auditors candidates and evaluating their qualifications and independence; (iii) reviewing with management and the external auditors the annual and interim financial statements and reporting the results to the Board of Directors; (iv) approving the annual internal audit plan and its modifications; (v) approving the annual budget, overseeing the activities and evaluating the performance of Internal Audit, who reports directly to the audit committee; (vi) receiving and reviewing reports issued by internal and external auditors; (vii) evaluating the design and implementation of programs and controls aimed to prevent, detect and adequately manage risks related to internal fraud and misconduct; and (vii) being informed about relevant frauds and misconduct cases related to the Bank´s employees.

The Committee meets and reports to the Board of Directors at least monthly, and must present an annual report of its activities at the General Stockholders’ Meeting. The Committee met 19 times during 2017.

The shareholders at the General Meeting establish the remuneration of the members of the Audit Committee.

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

The duties of the designation, compensation and development committee are: (i) defining the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals; (ii) determining the objective criteria under which the Bank hires its principal officers; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) determining the criteria for the performance evaluation of senior management; and (v) issuing recommendations for the Board of Directors concerning appointments and compensation of the president and senior management.

The members of the designation, compensation and development committee are Gonzalo Perez Rojas, Luis Fernando Restrepo Echavarria and Andres Felipe Mejia Cardona.

Good Governance Committee

The Good Governance Committee consists of at least three (3) members of the Board of Directors, two of them being an independent member. Bancolombia’s President attends this committee on a permanent basis.

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

The members of the Good Governance Committee are David Bojanini García, Roberto Ricardo Steiner and Luis Fernando Restrepo Echavarria.

Risk Committee

Bancolombia’s Risk Committee consists of three (3) members of the Board of Directors, of which at least two must be independent directors.

The main purpose of this Committee is to serve as a support for approval, follow-up, and control of policies, guidelines, and strategies for risk management. In addition, this Committee supports the Bank’s Board of Directors in aspects such as knowledge and understanding of the risks assumed by the Bank, including its subsidiaries, and the funds required to administer such risks.

The Risk Committee has a charter approved by the Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The stockholders at the General Meeting establish the remuneration of the members of the Risk Committee. The Risk Committee must meet at least quarterly and met a total of 13 times during 2017.

The members of the Risk Committee are David Bojanini Garcia, Roberto Steiner Sampedro and Hernando Jose Gomez Restrepo.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia	Number of employees employed by Bancolombia S.A.
2017	31,061	19,987
2016	34,567	20,440
2015	34,390	19,544

As of December 31 2017, Bancolombia and its consolidated subsidiaries had 31,061 employees, of which 19,987 were employed directly by the Bank. Of the 19,987 employees directly contracted by the Bank, 12,503 are operations personnel and 7,484 are management employees. Of the 19,987 employees, approximately 22.49% are located in the Bogotá Region, 11.01% in the South Region, 13.60% in the Antioquia Region, 31.43% in the Medellin headquarters, 11.73% in the Central Region and 9.73% in the Caribbean Region. During 2017, the Bank employed an average of 226 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 27.50% are part of a labor union called Sintrabancol, 15.75% are members of an industry union called Uneb, 1.91% belong to an industry labor union called Sintraenfi, 0.11% belong to an industry labor union called Uprofin, 0.16% belong to an industry labor union called USF and 0.30% belong to an industry labor union called Aceb. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2017. The agreement has been in effect since November 1, 2017 and is set to expire on October 31, 2020. This agreement applies to approximately 12,827 employees regardless of whether they are members of a union or not and it extends to operating personnel employed by the subsidiaries Banca de Inversión Bancolombia, Valores Bancolombia, and Fiduciaria Bancolombia. Sintranefi, the labor union composed of approximately 382 employees, did not take part in the collective bargaining agreement. Sintraenfi also submitted a list of petitions on October 31, 2016 without reaching an agreement in the stage of direct settlement. The 14th of December of 2016, Sintraenfi has requested the intervention of an arbitral tribunal to solve this pending petition. In the meantime, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

With the execution of this agreement, the Bank, Uneb and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

The most important economic aspects of the Agreement are:

1. A pay increase of 7.0% for the first year. For the second year, the increase will be equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2018 and October 2019, plus 230 basis points. For the third year, the increase will be equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2019 and October 2020, plus 250 basis points.

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

2. Improved benefits, such as: increased amounts to the first home loans, improved health insurance coverage, transportation and food assistance, and an increase in tuition assistance and tuition loan.

Providing welfare conditions and contributing to the improvement of the quality of life of the bank employees and their basic family group are fundamental guidelines of the Agreement. In line with these guidelines, housing loans are a priority in the portfolio of employee benefits. After four years of tenure, employees can access conventional housing loans.

In our Organization we see our employees as integral beings, for this reason we declare a strategy of a healthy and sustainable organization, which permits us to prioritize our action under 3 fundamental premises: Health, Labor Employment Security and Welfare of our employees and their families. We deliver different tools which contribute to increase the awareness for the care, minimize the risks and propitiate a balance between the employee’s work and personal life. All of these tools can be evidenced in activities such as:

Health:

•	Periodical medical evaluations

•	Executive medical checks

•	Health prevention and promotion programs

•	Accompaniment to employees with special health conditions.

Labor Employment Security:

•	Evacuation drills, emergency prevention plan

•	Awareness and training of the employees on issues of emergency care and generating awareness to act in situations that put people’s health and safety at risk.

Welfare:

•	Activities with the family: corporate day where the children share with their parents on a working day

•	Activities which allow to highlight the talent of the employees and integrate the different regions of the country and increase the pride for their Organization

•	Recognition activities for the work and high performance of the employees.

•	Sport, recreational, cultural and vocational activities

E.	SHARE OWNERSHIP

The following directors and members of the senior management owned common shares in Bancolombia as of December 31, 2017: David Bojanini García, Gonzalo Alberto Pérez Rojas and Gonzalo Toro Bridge.

The following directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2017: Roberto Ricardo Steiner Sampedro and Gonzalo Toro Bridge.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2017, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2018. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares(1)
Grupo de Inversiones Suramericana S.A (2)	235,148,823	-	46.13%	0.00%	24.45%
ADR Program	-	199,701,912	0.00%	44.17%	20.76%
Fondo de Pensiones Obligatorias Protección	22,354,945	54,364,650	4.39%	12.02%	7.98%
Fondo de Pensiones Obligatorias Porvenir Moderado	55,786,448	33,358,087	10.94%	7.38%	9.27%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.

(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of March 31, 2018, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 36,088 stockholders. A total of 199,701,912 representing 44.17% of preferred shares were part of the ADR Program and were held by 34 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, decreasing from 24.59% as of March 31, 2017 to 20.76% by the end of March 2018. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, held its percentage of ownership constant at 7.98% as of March 31, 2018, compared to the same period a year ago. Fondo de Pensiones Obligatorias Porvenir Moderado, a Colombian private pension fund manager, decreased its percentage ownership to 9.27% as of March 31, 2018 compared to 9.29% as of March 31, 2017.

There are no significant changes in the percentage ownership held by major shareholders during the past three years.

There are no arrangements known to the Bank, which may at a subsequent date result in a change in control of the company.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 1,566,212 million in loans outstanding to related parties as of February 28, 2018. The principal amounts outstanding as of February 28, 2018 included in this amount are:

Entity	Amount outstanding	Accrued Interest	Average Interest rate
	In millions of COP, except percentages
Renting Colombia S.A.	632,909	1,157	6.56%
Grupo De Inversiones Suramericana S.A.	423,024	1,081	6.64%
FCP Fondo Inmobiliario Colombia	350,436	1,681	7.93%

For additional information regarding the Bank’s related party transactions, please see Note 27 to the Consolidated Financial Statements.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-185.

A.2.	LEGAL PROCEEDINGS

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cashdividends per share (1)(2)	Cash dividends per share (1)(3)
	(COP)	(U.S. dollars)
2017	1,020	0.367
2016	950	0.329
2015	888	0.267
2014	830	0.319
2013	776	0.394

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2017, 2016, 2015, 2014 and 2013 were paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual Consolidated Financial Statements included in this document.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Bancolombia’s ADRs, each representing four preferred shares, have been listed on the New York Stock Exchange (“NYSE”) since 1995, where they are traded under the symbol “CIB”. Bancolombia’s preferred shares are also listed on the Colombian Securities Exchange.

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Securities Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombian Securities Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low
Year Ending
December 31, 2017	30,120	29,919	48.34	36.18	91,610,600
December 31, 2016	30,200	20,700	42.20	25.12	92,864,900
December 31, 2015	28,880	20,080	48.56	23.69	111,797,200
December 31, 2014	31,300	22,000	66.78	42.50	104,278,406
December 31, 2013	31,460	23,380	70.62	47.59	63,665,433
December 31, 2012	30,600	24,220	69.50	53.78	100,220,776
December 31, 2011	31,100	25,160	69.87	53.56	83,520,522

Source: NYSENet (Composite Index), Yahoo Finance, and Colombian Securities Exchange.

	Colombian Securities Exchange			New York Stock Exchange
	COP Per Preferred Share		Trading Volume (Number of Shares)	USD per ADS		Trading Volume (Number of ADSs)
	High	Low		High	Low
	(in nominal pesos)

2018
First Quarter	32,680	29,280	39,977,461	46.71	40.83	17,716,200
2017
First Quarter	29,140	26,840	35,321,489	40.48	36.18	18,464,800
Second Quarter	34,280	28,000	36,670,165	46.98	38.88	24,164,500
Third Quarter	35,320	31,900	36,832,747	48.34	42.48	23,358,500
Fourth Quarter	34,200	28,180	52,357,476	46.17	36.99	25,883,900
2016
First Quarter	26,800	20,700	48,443,358	34.31	25.12	20,403,900
Second Quarter	28,500	25,140	43,374,259	39.31	32.50	26,911,800
Third Quarter	30,200	25,320	52,822,136	42.20	33.51	20,905,100
Fourth Quarter	29,140	25,640	45,667,336	39.15	32.49	24,644,100
2015
First quarter	28,880	23,800	44,059,256	48.07	36.65	32,658,000
Second quarter	27,920	25,500	31,944,253	46.51	39.31	21,519,900
Third quarter	28,000	24,100	35,368,754	41.88	29.90	22,562,300
Fourth quarter	28,000	20,300	48,224,705	39.23	24.04	35,057,000

Source: NYSENet (Composite Index), Yahoo Finance, and Colombian Securities Exchange.

	Colombian Securities Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low
Month
March 2018	31,580	29,280	44.00	41.44	7,190,000
February 2018	32,660	30,180	46.71	42.18	5,491,700
January 2018	32,680	29,900	46.54	40.83	5,034,500

	Colombian Securities Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low

Month
March 2017	29,140	27,100	40.48	36.18	7,216,400
February 2017	27,840	26,840	39.02	37.35	5,178,400
January 2017	28,380	27,120	38.39	37.21	6,070,000
Month
March 2016	26,980	24,500	34.56	29.85	8,765,600
February 2016	25,200	23,600	30.42	27.51	6,232,600
January 2016	24,000	20,460	29.54	24.69	5,405,700

Source: NYSENet (Composite Index), Yahoo Finance, and Colombian SecuritiesExchange.

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

The Colombian SecuritiesExchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2017, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian SecuritiesExchange was COP 13.528 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 28.808 billion or USD 9.65 billion as of the same date).

There are no official market makers or independent specialists on the Colombian SecuritiesExchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian SecuritiesExchange, as of December 31, 2017, was COP 363,844 billion (USD 122.439 billion), with 82 companies listed as of that date.

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

Board of Directors

Pursuant to the bylaws of Bancolombia, the Board of Directors has the power to authorize the execution of any agreement, within the corporate purpose of Bancolombia, and to adopt the necessary measures in order for the Bank to accomplish its purpose.

The activity of the Board of Directors, is specially focused on defining general policies and strategic objectives, as well as supervising all actions taken to achieve the objectives in a permanent search for the shareholders’ interest and the Bank’s sustainability and growth. Specific functions of the Board of Directors have been established in the Bank’s bylaws.

With respect to business operations, the Board of Directors has the power to review and approve the main projects, the risk policy and management, strategic planning, and the commercial and financial performance. The Board of Directors promotes the integrity of the accounting, information, corporate government, internal control, risks, and financial consumer service systems, among others.

Board of Directors´ meetings are held at least once a month; however, when special circumstances occur, extraordinary meetings may be held when convened according to provisions set forth in the company’s bylaws.

As of the date of filing of this Annual Report, Bancolombia’s board of directors is composed of seven directors, elected for a two-year term, with no alternate directors. For additional information regarding Bancolombia’s current directors please see Item 6.A, “Directors and Senior Management”.

After being designated, all of the members of the Board of Directors require an authorization from the SFC. The SFC assesses whether the director has an adequate profile for the position according to the requirements under Colombian Law.

According to Decree 3923 of 2006, the election of independent directors must be in a separate ballot from the ballot to elect the rest of directors, unless the reaching of the minimum number of independent directors required by law or by the by-laws is assured, or when there is only one list that includes the minimum number of required independent directors.

According to Colombian law, 25% of the members of the board of directors must be independent. An “independent director” is a director who is NOT: (i) an employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the board of directors being re-elected; (ii) shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity’s voting rights or who determine the majority composition of the administration, the board of directors or other corporate bodies of this same entity; (iii) a partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm twenty percent (20%) or more of its total operating income; (iv) an employee or director of a foundation, association or institution that receives significant donations from the issue. (the term “significant donations” is quantified as being twenty percent (20%) or more of the total amount of donations received by the respective institution); (v) an administrator of any entity on whose board of directors a legal representative of the issuer participates; and (vi) any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors. In addition to the independence criteria set forth by Colombian law, the election of an independent member of Bancolombia’s Board of Directors must be in compliance with provisions set forth by the NYSE standards.

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

As of December 31, 2017, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 23,113 billion divided into 961,827,000 shares.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings.

Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes: (i) to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year; (ii) to review the annual report prepared by the external auditor; (iii) to determine the compensation for the members of the board of directors, and the external auditor (the external auditor compensation is determine every two years) (iv) to elect directors, the external auditor and the client representative (defensor del consumidor financiero). The client representative’s primary duty is to solve the individual complaints submitted by clients and users and serve as their spokesman, the directors and the external auditor (each for a two-year term); and (v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

Extraordinary general shareholders’ meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting.

Quorum for both ordinary and extraordinary general shareholders’ meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of one or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented. General shareholders’ meetings may be called by the board of directors, the CEO or the external auditor of Bancolombia. In addition, two or more shareholders representing at least 20% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary meetings and extraordinary meetings convened to approve fiscal year-end financial statements, the reduction of the outstanding capital, the merger, spin-off or sale of more than 25% of the assets, liabilities and contracts, must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 30 calendar days prior to such meeting. Notice of other extraordinary meetings, must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 15 calendar days prior to such meeting listing the matters to be addressed at such meeting.

Except when Colombian law or Bancolombia’s bylaws require a special majority, action may be taken at a general shareholder’s meeting by the vote of two or more shareholders representing a majority of common shares present. Pursuant to Colombian law and/or Bancolombia’s bylaws, special majorities are required to adopt the following corporate actions: (i) a favorable vote of at least 70% of the shares represented at a general shareholders’ meeting is required to approve the issuance of shares without preemptive rights available for shareholders; (ii) a favorable vote of at least 78% of the holders of represented common shares to decide not to distribute as dividend at least 50% of the annual net profits of any given fiscal year; (iii) a favorable vote of at least 80% of the holders of represented common shares and 80% of the holders of outstanding preferred shares to approve the payment of the dividend in shares; and (iv) a favorable vote of at least 70.00% of the holders of common shares and of outstanding preferred shares to effect a decision to impair the conditions or rights established for such preferred shares, or a decision to convert those preferred shares into common shares.

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

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholders vote is required on the following matters, in addition to those indicated above: (i) when voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose. (ii) when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding dividends have been fully paid to them. (iii) if at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law. (iv) when the registration of shares at the Colombian SecuritiesExchange or at the Superintendency of Finance, is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved. (v) when voting amendments that could impair the preferred shares’ rights, or the conversion of the preferred shares to common shares, a favorable vote of a minimum of seventy percent (70%) of the subscribe capital stock, including the favorable vote of a minimum of seventy percent (70%) of the preferred shares, is required.

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

Dividends

Common Shares

Once the unconsolidated Financial Statements are approved by the general shareholders meeting, the appropriation for the payment of taxes of the corresponding taxable year has been made, and the transfers to the reserves have been performed, then they can determine the allocation of distributable profits, if any, of the preceding year.

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

Preferred Shares

Holders of preferred shares are entitled to receive dividends based on the net profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a non-cummulative minimum preferred dividend equal to one percent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares. If this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.

In the event that the holders of preferred shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire certain voting rights. See Item 10. “Aditional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.

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

Ownership Threshold Requiring Public Disclosure

We must disclose to the Superintendency of Finance at the end of each fiscal quarter the names of the shareholders of our company, indicating at least, the twenty five shareholders with the highest number of shares.

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

If the Depositary sells, or otherwise negotiates, the preemptive rights it would be entitled to in the event of a new issue of shares (see Item 3. “Key Information - D. Risk Factors-Risks Relating to the Preferred Shares and the ADSs”), the profits obtained from said sale will not be subject to income in Colombia provided that said disposal does not exceed ten percent (10%) of the outstanding shares of the respective company, during a same taxable year. Regulations applicable to the taxation of dividends, other than those in the International Investment Regime, were modified under Law 1819 of 2016, as follows:

A dividend tax was created, which will be collected by at-source withholdings at the time they are paid out. This new tax applies to dividends distributed based on earnings obtained starting in the 2017 tax year.

•	The rates for non-residents of Colombia are:

a)	5.00% if the distributed dividends relate to earnings taxed at the parent company (notwithstanding the application of any double taxation treaty signed by Colombia).

b)	35.00% if the distributed dividends relate to earnings not taxed at the parent company. A further 5% will be applied to the difference to be distributed (for a total of 38.25%). The above is notwithstanding the application of double taxation treaties signed by Colombia.

•	The rates for residents of Colombia are:

a)	The at-source withholding rate for domestic companies continues to be 20% when the dividends are distributed against taxed earnings.

b)	The tax will be as follows for natural persons:

-	Between 0%, 5% and 10% if the dividends are distributed against earnings taxed at the parent company.

-	35% if the dividends are distributed against earnings not taxed at the parent company. A further 5% will be applied to the difference to be distributed (for a total of 38.25%).

•	Preferred shares

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

United States Federal Income Taxation Considerations

This section describes the material United States federal income tax consequences generally applicable to a U.S. holder (as defined below) of owning preferred shares or ADSs. It applies to you only if you hold your preferred shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•	a tax-exempt organization,
•	a life insurance company,
•	a person liable for alternative minimum tax,
•	a person that actually or constructively owns 10.00% or more of the combined voting power of our voting stock or of the total value of our stock,
•	a person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction,
•	a person that purchases or sells preferred shares or ADSs as part of a wash sale for tax purposes, or
•	a person whose functional currency is not the U.S. dollar.

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

For foreign tax credit purposes, dividends will be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

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

FATCA Withholding

Under FATCA, a 30% withholding tax will be imposed on certain payments to certain non-U.S. financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to the 30% withholding tax on payments to them, we and other non-U.S. financial institutions may be required to report information to the IRS regarding the holders of preferred shares or ADSs and to withhold on a portion of payments under the preferred shares or ADSs to certain holders that fail to comply with the relevant information reporting requirements (or hold preferred shares or ADSs directly or indirectly through certain non-compliant intermediaries).  However, such withholding will not apply to payments made before January 1, 2019. The rules for the implementation of this legislation have not yet been fully finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the preferred shares and ADSs.

FATCA is particularly complex and its application is uncertain at this time. The above description is based in part on regulations, the intergovernmental agreement between the United States and Colombia and official guidance, which are subject to change, and the provisions described above may be implemented in a materially different form.  Holders of preferred shares or ADSs should consult their own tax advisors regarding how these rules may apply to their investment in the preferred shares or ADSs.

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

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2017. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments measure under amortized cost which are not being given as collateral and any other investment that comprises the Banking Book, such as non-trading positions. In addition, the methodology aggregate all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and another securities issued by the Colombian government.

The interest rate risk VaR increased from COP 252 billion on December 31, 2016 to COP 284 billion on December 31, 2017, due to the rise in the position in Colombian government’s treasury bonds (TES) in the liquidity portfolio. During the year 2017, the average interest rate risk VaR was COP 290 billion, the maximum value COP 304 billion, and the minimum value COP 270 billion.

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

Figure 2. Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

USD	12.49%
Euro	11.00%
Other currencies	13.02%
Funds	14.70%
Stock Price	14.70%

Update of currency risk exposure sensitivity factors (Dollar EEUU 5.5% to 12.49%, Euro 6% to 11% and other currencies 8% to 13.02%).

The Circular External 027 of 2017 issued by the SFC, increased currency sensitivity factors since December 1st, 2017.

The currency risk VaR increase from COP 247 billion as of December 31, 2016 to COP 559 billion as of December 31, 2017 due to the rise of the 27.39% in the net position in U.S. dollars in Bancolombia and the increase in currency sensitivity factors. Between December 31, 2016 and December 31, 2017, the average currency risk VaR was COP 488 billion, the maximum value COP 884 billion, and the minimum value COP 330 billion; and additionally by the increase sensitivity factors.

The equity risk VaR increased from COP 61 billion as of December 31, 2016 to COP 71 billion as of December 31, 2017 due to the surge in the brokerage firm’s trading position and the increase in the market value of the Bank’s equity positions. Between December 31, 2016 and December 31, 2017, the average equity VaR was COP 77 billion, the maximum value COP 84 billion, and the minimum value COP 71 billion.

The fund risk, which arises from investment in mutual funds, increased from COP 161 billion as of December 31, 2016 to COP 173 billion as of December 31, 2017. Between December 31, 2016 and December 31, 2017, the average fund risk VaR was COP 156 billion, the maximum value COP 174 billion, and the minimum value COP 35 billion.

As mentioned above the Bank uses the regulatory VaR model to measure its exposure to market risk, in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the Superintendency of Finance. The interest rate’s fluctuations and the sensitivity factors for equity and fund risk used in the model are established by the Superintendency of Finance according to historical market performance, and have not changed since March 2011.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.

The total market risk VaR, rose 51%, going from COP 721 billion in December 31, 2016 to COP 1,086 billion as of December 31, 2017, due mainly to increase in the currency risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2016 and December 2017.

	As of December 31,
	2017	2016
	In millions of COP
Interest Rate Risk VaR	283,548	251,904
Currency Risk VaR	559,362	247,047
Equity Risk VaR	70,758	61,120
Fund Risk VaR	173,236	161,225
Total VaR	1,086,904	721,296

Includes Grupo Agromercantil’s market risk exposure at a 100%

Between December 31, 2016 and December 31, 2017, the average Total VaR was COP 1,011 billion, the maximum value COP 1,407 billion, and the minimum value COP 877 billion.

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

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2017 and 2016:

Interest Rate Risk
As of December 31,
	2017	2016
In millions of COP
Assets sensitivity 100 bps	$ 692,001	$ 614,268
Liabilities sensitivity 100 bps	$ 361,428	$ 366.262
Net interest income sensitivity 100 bps	$ 330,573	$ 248,006

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (USD) at December 31, 2017 and 2016:

Interest Rate Risk
As of December 31,
	2017	2016
In thousands of US dollars
Assets sensitivity 100 bps	USD 75,670	USD 78,173
Liabilities sensitivity 100 bps	USD 60,229	USD 71,401
Net interest income sensitivity 100 bps	USD 15,441	USD 6,772

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

Total Exposure:

As of December 31, 2017, the net interest income sensitivity in local currency for the banking book instruments, entered into for other than trading purposes with positive parallel shifts of 100 basis points was COP 330,573. The change in the net interest income sensitivity between 2017 and 2016 is due to the growth in floating rate loans.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 100 basis points, was USD 15 at December 31, 2017, compared with USD 7 at December 31, 2016. The increase in net interest income between 2017 and 2016 is due to the reduction in interbank borrowings.

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

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in energy and financial sectors. The market value of those investments increased by 28.84% during the year, as a consequence of the rise of a fraction in the investments of financial sector, going from COP 113 billion as of December 31, 2016 to COP 146 billion as of December 31, 2017.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2017	2016
	In millions of COP
Market Value	146,667	113,835
Delta	14.7%	14.7%
Sensitivity	21,560	16,734

A negative impact of 14.7%, apply to the market value, produces a decrease of COP 21 billion on the structural equity investments market value, going from COP 146 billion to COP 125 billion.

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

The following are the fees charged by the depositary:

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). • Converting foreign currency to U.S. dollars.
Taxes and other Governmental charges the depositary or the custodian has to pay on any ADSs or share underlying a ADSs, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary.

Persons depositing or withdrawing shares must pay:	For:
Any charges incurred by the depositary or its agents for servicing the deposited securities.	• As necessary.

D.4.i.	FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2017 to December 31, 2017, the depositary reimbursed Bancolombia USD 550,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 458 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

Management, under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2017. Based on that evaluation, the Bank’s management identified a material weakness in the controls related to the estimation of impairment for individually significant impaired commercial loans. Specifically, the review controls over the key judgments and information used in measuring impairment were not designed effectively and did not operate effectively. Consequently, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, were not effective as of the end of the period covered by this Annual Report. Management did not identify any other deficiencies that had a material adverse effect on the effectiveness of the Company’s controls and procedures.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Bank’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). Based on this assessment, management concluded that the Bank's internal control over financial reporting was not effective as of 31 December 2017 due to the existence of a material weakness in the internal controls as described above. Notwithstanding the material weakness described above, based on the additional analysis and other procedures performed, we believe the consolidated financial statements included in this Annual Report on Form 20-F are fairly presented in all material respects, in conformity with IFRS.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2017 has been audited by Deloitte & Touche Ltda., an independent registered public accounting firm, which report is included on page F-1 of this annual report and expresses an adverse opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2017.

In addition, there were no changes in Bank´s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect the Bank´s internal control over financial reporting.

Remediation plan

Management has made significant progress in the remediation of this material weakness through the following activities:

•	Implementing controls to assure the completeness of the inputs and accuracy of the assumptions used to estimate loan losses from individually significant impaired commercial loans.

•	Defining procedures required to ensure sufficient detailed documentation to support the assumptions made for the estimation.

•	Providing additional training regarding Sarbanes-Oxley Act requirements to key personal in charge of loan losses estimation process.

•	Increasing the monitoring of activities during the year of the controls related to this process.

Management believes the foregoing efforts, once fully implemented, will effectively remediate the material weakness.

The Bank may take additional measures or modify the remediation plan described above as part of the ongoing improvement process.

ITEM 16.	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Hernando Jose Gomez Restrepo as the audit committee financial expert in accordance with SEC rules and regulations.

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

The Bank also has a phone line called the “ethics line” (línea ética) which is available for anonymous reporting of any evidence of improper conduct.

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See Item 16. “G Corporate Governance”.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 16,978 and COP 14,781 million by Deloitte & Touche Ltda for the years ended December 31, 2017 and 2016, respectively.

Audit-Related Fees

In 2017 and 2016, Bancolombia paid no other audit related fees.

Tax Fees

For the years ended December 31, 2017 and 2016, Bancolombia did not contract professional services related with tax compliance, tax advice or tax planning rendered by Deloitte & Touche Ltda.

All Other Fees

In 2017 and 2016, Bancolombia paid no other fees to Deloitte & Touche Ltda.

Pre-Approval Policies and Procedures

The Bank’s audit committee´s charters includes the following pre-approval policies and procedures:

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

During 2017, there were no services approved by the audit committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

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

On February 19, 2018, our Board of Directors approved a proposal for Price Waterhouse Coopers PwC Ltda. (PWC) to be appointed as the independent registered public accounting firm of Bancolombia S.A., and its consolidated subsidiaries, beginning on the fiscal year ended in December 31, 2018. Such proposal was adopted with the favourable opinion of the Bank’s Audit Committee. Moreover, this appointment, and the dismissal of Deloitte and Touche Ltda. (Deloitte) as the former registered public accounting, was approved by the Shareholders General Meeting held on March 14, 2018.

The report of Deloitte on our financial statements for the years ended December 31, 2017 and December 31, 2016 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Deloitte’s audit report dated April 29, 2018, on the effectiveness of our internal control over financial reporting as of December 31, 2017, expressed an adverse opinion related to the following material weakness: controls relating the estimation of impairment for individually significant impaired commercial loans were not designed effectively and did not operate effectively.

In connection with the audit of the Bank’s Consolidated Financial Statements for the fiscal periods ended December 31, 2017 and December 31, 2016, there have been no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

We have provided Deloitte with a copy of this Item 16F and have requested and received from Deloitte a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte agrees with the above statements. A copy of the letter from Deloitte is attached as Exhibit 15.3 to this annual report.

Further in the two years prior to December 31, 2017 or in any subsequent interim period, Bancolombia has not consulted with PWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Bancolombia, and either a report was provided to Bancolombia or oral advice was provided that PWC concluded was an important factor considered by Bancolombia in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 2555 of 2010 regulates the information disclosure requirements for the Colombian securities market SIMEV (Sistema Integral de Información del Mercado de Valores). Bancolombia’s corporate governance standards comply with these legal requirements and Bancolombia has implemented additional corporate governance measures pursuant to regional recommendations including the OECD White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Corporate Governance Code.

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

•	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. As of December 31, 2017, the Bank’s board of directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. “Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

•	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors, and members of senior management may attend the meetings of the board of directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

•	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee and an Audit Committee, each of which is composed exclusively of directors. For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee, Audit Committee and Risk Committee, see Item 6. “Directors, Senior Management and Employees – C. Board Practices”.

•	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.	MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-185.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on October 30, 2015.(1)
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008.(2)
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
7.1	Selected Ratios’ Calculation.
8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2018.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2018.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2018.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2018.
15.1	Consent of Deloitte & Touche Ltda.
15.2	Consent of PricewaterhouseCoopers Ltda.
15.3	Letter from Deloitte and Touche Ltda. regarding Item 16F.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our annual report on Form 20-F (File No. 001 – 32535) filed on April 22, 2016.
(2)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A.

/s/ JAIME ALBERTO VELASQUEZ BOTERO
Name: Jaime Alberto Velasquez Botero
Title: Vice President, Strategy and Finance

Date: April 29, 2018

Deloitte & Touche Ltda. Calle 16 sur No. 43A – 49 Piso 9 - 10 Nit. 860.005.813-4 Medellín Colombia Tel: +57 (4) 313 8899 Fax: +57 (4) 313 9343 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bancolombia S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BANCOLOMBIA S.A. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred as to the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2018, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risk. Such procedures included examining, on test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche Ltda.

Medellin, Colombia

April 29, 2018

We have served as the Company’s auditor since 2016.

Deloitte se refiere a una o más de las firmas miembro de Deloitte Touche Tohmatsu Limited (“DTTL”), una compañía privada del Reino Unido limitada por garantía (“DTTL”), su red de firmas miembro,y a sus entidades relacionadas. DTTL y cada una de sus firmas miembro son entidades legalmente separadas e independientes. DTTL (también denominada “Deloitte Global”) no presta servicios a clientes. Una descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro puede verse en el sitio web http://www.deloitte.com/about.

© 2016. For information, contact Deloitte Touche Tohmatsu Limited.

Deloitte & Touche Ltda. Calle 16 sur No. 43A – 49 Piso 9 - 10 Nit. 860.005.813-4 Medellín Colombia Tel: +57 (4) 313 8899 Fax: +57 (4) 313 9343 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bancolombia S.A.

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of BANCOLOMBIA S.A. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 29, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Deloitte se refiere a una o más de las firmas miembro de Deloitte Touche Tohmatsu Limited (“DTTL”), una compañía privada del Reino Unido limitada por garantía (“DTTL”), su red de firmas miembro,y a sus entidades relacionadas. DTTL y cada una de sus firmas miembro son entidades legalmente separadas e independientes. DTTL (también denominada “Deloitte Global”) no presta servicios a clientes. Una descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro puede verse en el sitio web http://www.deloitte.com/about.

© 2016. For information, contact Deloitte Touche Tohmatsu Limited.

Because of its inherent limitations, internal control over financial reporting may not prevent or detected misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: controls relating the estimation of impairment for individually significant impaired commercial loans were not designed effectively and did not operate effectively. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2017, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche Ltda.

Medellin, Colombia

April 29, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, the consolidated statement of income, of comprehensive income, of changes in equity and of cash flows for the year ended December 31, 2015 present fairly, in all material respects, the results of operations and cash flows of Bancolombia S. A. for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Ltda.

Bogotá, Colombia

April 22, 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2017 and 2016

(Stated in millions of Colombian pesos)

	Note	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	4	18,165,644	20,460,245
Financial assets Investments	5.1	16,377,253	13,060,653
Derivative financial instruments	5.2	1,134,372	1,677,970
Financial assets investments and derivative financial instruments		17,511,625	14,738,623
Loans and advances to customers and financial Institutions		160,468,094	151,747,486
Allowance for loans and advances and lease losses		(8,223,103)	(6,621,911)
Loans and advances to customers and financial institutions, net	6	152,244,991	145,125,575
Assets held for sale and inventories, net	12	377,003	273,187
Investment in associates and joint ventures	7	1,565,059	1,298,246
Investment property	10	1,657,409	1,581,689
Premises and equipment, net	9	3,127,405	3,115,697
Goodwill and intangible assets, net	8	6,631,424	6,694,037
Deferred tax, net	11.3.3	148,614	222,862
Other assets, net	13	2,479,037	2,750,883
TOTAL ASSETS		203,908,211	196,261,044
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	14	131,959,215	124,624,011
Interbank deposits	15	1,084,591	341,856
Repurchase agreements and other similar secured borrowing	15	3,236,128	1,924,010
Liabilities relating to assets held for sale	12	102,976	-
Derivative financial instruments	5.2	945,853	1,312,450
Borrowings from other financial institutions	16	13,822,152	18,905,843
Debt securities in issue	17	19,648,714	18,704,809
Preferred shares		582,985	581,972
Current tax		161,966	124,802
Deferred tax, net	11.3.3	1,440,198	1,325,354
Employees benefit plans	18	697,401	650,802
Other liabilities	19	5,796,482	5,288,155
TOTAL LIABILITIES		179,478,661	173,784,064
EQUITY
Share capital	21	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	22	9,045,155	7,472,409
Retained earnings		6,183,182	6,380,657
Accumulated other comprehensive income, net of tax		2,546,259	2,076,149
STOCKHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		23,112,964	21,267,583
Non-controlling interest		1,316,586	1,209,397
TOTAL EQUITY		24,429,550	22,476,980
TOTAL LIABILITIES AND EQUITY		203,908,211	196,261,044

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2017, 2016 and 2015

(Stated in millions of Colombian pesos, except EPS)

	Note	2017	2016	2015
Interest on loans and financial leases
Commercial		8,027,598	7,952,627	5,487,993
Consumer		3,822,743	3,069,124	2,333,173
Small business loans		237,266	236,979	188,438
Mortgage		1,831,716	1,767,761	1,396,002
Leasing		2,054,262	1,993,851	1,547,634
Interest income on loans and financial leases		15,973,585	15,020,342	10,953,240
Interest income on overnight and market funds		26,779	20,968	14,564
Interest and valuation on investments	24.1	685,313	707,495	301,840
Total interest and valuation		16,685,677	15,748,805	11,269,644
Interest expenses	24.2	(6,232,986)	(6,053,100)	(4,037,941)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments		10,452,691	9,695,705	7,231,703
Credit impairment charges on loans and advances and financial leases, net	6	(3,468,699)	(2,643,710)	(1,667,680)
Credit impairment recoveries (charges) on off balance sheet credit instruments		6,854	(87,442)	(7,421)
Total credit impairment charges, net		(3,461,845)	(2,731,152)	(1,675,101)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments		6,990,846	6,964,553	5,556,602
Fees and commission income	24.3	3,586,907	3,285,235	2,790,557
Fees and commission expenses	24.3	(1,082,714)	(966,271)	(797,513)
Total fees and commission, net	24.3	2,504,193	2,318,964	1,993,044
Other operating income	24.4	1,632,346	1,487,123	1,372,702
Dividends received, and share of profits of equity method investees	24.5	266,170	176,692	211,574
Impairment charges on joint venture	7	(173,339)	-	-
Total operating income, net		11,220,216	10,947,332	9,133,922
Operating expenses
Salaries and employee benefits		(2,792,015)	(2,808,931)	(2,255,391)
Other administrative and general expenses	25.1	(2,979,863)	(2,651,334)	(2,237,598)
Wealth tax, contributions and other tax burden		(727,661)	(741,184)	(675,387)
Impairment, depreciation and amortization	25.2	(478,883)	(517,809)	(477,285)
Other expenses		(249,023)	(259,792)	(252,626)
Total operating expenses		(7,227,445)	(6,979,050)	(5,898,287)
Profit before tax		3,992,771	3,968,282	3,235,635
Income tax	11.3.6	(1,238,598)	(1,176,832)	(649,250)
Profit for the year from continuing operations		2,754,173	2,791,450	2,586,385
Net income from discontinued operations	30, 11.3.6	-	163,497	22,513
Net income		2,754,173	2,954,947	2,608,898
Net income attributable to equity holders of the Parent Company		2,615,000	2,865,328	2,518,890
Non-controlling interest		139,173	89,619	90,008
Basic and Diluted earnings per share to common shareholders	26	2,780	3,040	2,680
From continuing operations		2,780	2,870	2,656
From discontinued operations		-	170	24

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2017, 2016 and 2015

(Stated in millions of Colombian pesos)

	Note	2017	2016	2015
Net income		2,754,173	2,954,947	2,608,898
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement (loss)/income related to defined benefit liability		3,753	626	(59,434)
Related tax		(3,725)	(10,966)	9,312
Net of tax amount	11.2	28	(10,340)	(50,122)
Investments at fair value through other comprehensive income (FVTOCI):
Gain on investments transferred to retained earnings upon disposal (1)		-	(42,414)	-
Transfer within equity upon merger of equity investments(2)		(38,420)	-	-
Unrealized gain		67,515	250,690	128,271
Related tax		9,789	24,341	9,052
Net of tax amount	11.2, 5.1	38,884	232,617	137,323
Total other comprehensive income that will not be reclassified to net income, net of tax		38,912	222,277	87,201
Other comprehensive profit that may be reclassified to net income
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		412,878	(672,684)	3,091,491
Gain or loss on net investment hedge in foreign operations		36,762	327,272	(1,665,422)
Gain reclassified to statement of income on acquisition of a foreign operation (3)		-	-	(18,394)
Related tax		(6,895)	-	-
Net of tax amount	11.2	442,745	(345,412)	1,407,675
Net (loss)/gain on cash flow hedges (4)		-	(12,112)	6,378
Net of tax amount		-	(12,112)	6,378
Unrealized (loss) on investments in associates and joint ventures using equity method	7	(11,547)	(1,718)	(23,781)
Net of tax amount		(11,547)	(1,718)	(23,781)
Total other comprehensive gains/(loss) that may be reclassified to net income, net of tax		431,198	(359,242)	1,390,272
Other comprehensive income/(loss), net of tax		470,110	(136,965)	1,477,473
Total comprehensive income attributable to:		3,224,283	2,817,982	4,086,371
Equity holders of the Parent Company		3,085,110	2,728,363	3,996,363
Non-controlling interests		139,173	89,619	90,008

(1)	On May 31, 2016, the Bank completed the process for the sale of all of its minority stake in Cifin S.A. This sale, involved various financial institutions as sellers, including Bancolombia S.A., and TransUnion Netherlands II B.V., as buyer.

(2)	Likewise, during 2017, the Bank transferred from OCI to retained earnings the amount of COP 38,420 mainly due to the merger between Bolsa de Valores de Colombia BVC and Deceval. The Bank held equity investments of both issuers designated as at FVTOCI.

(3)	On December 30, 2015 the Bank acquired an additional 20% equity interest of the Grupo Agromercantil Holding (GAH) from BAM Financial Corporation, obtaining control. This item corresponds to the reclassification of the respective currency traslation adjustment in the GAH investment as an associate as of December 31, 2015. See Note 8 Goodwill and Intangible assets, net.

(4)	In 2016 the Bank's subsidiary, Banistmo, discontinued cash flow hedge accounting. For further information see Note 5.2. Derivatives Financial Instruments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2017, 2016 and 2015

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

									Attributable
	Share		Appropiated		Investments				To owners	Non-
	Capital	Additional	Reserves	Translation	At fair value		Employee	Retained	Of Parent	Controlling	Total
	(Note 21)	Paid in capital	(Note 22)	adjustment	Through OCI	Associates	Benefits	earnings	Company	interest	equity
Balance as of January 1, 2017	480,914	4,857,454	7,472,409	1,807,644	340,629	8,522	(80,646)	6,380,657	21,267,583	1,209,397	22,476,980
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2016, at a rate of COP 950 per share.	-	-	-	-	-	-	-	(856,419)	(856,419)	-	(856,419)
Legal reserve movements	-	-	1,914,464	-	-	-	-	(1,914,464)	-	-	-
Release of reserves by law	-	-	(421,730)	-	-	-	-	-	(421,730)	-	(421,730)
Increase of reserves by law	-	-	77,398	-	-	-	-	(77,398)	-	-	-
Sale of financial instruments	-	-	-	-	(38,420)	-	-	38,420	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-	-	(31,984)	(31,984)
Other reserves(1)	-	-	2,614	-	-	-	-	(2,614)	-	-	-
Net income	-	-	-	-	-	-	-	2,615,000	2,615,000	139,173	2,754,173
Other comprehensive income	-	-	-	442,745	77,304	(11,547)	28	-	508,530	-	508,530
Balance as of December 31, 2017	480,914	4,857,454	9,045,155	2,250,389	379,513	(3,025)	(80.618)	6,183,182	23,112,964	1,316,586	24,429,550

(1)       This item corresponds to the dynamic reserves of Banistmo S.A.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2017, 2016 and 2015

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

										Attributable
	Share		Appropiated		Investments	Cash flow				To owners	Non-
	Capital	Additional	Reserves	Translation	At fair value	Hedge		Employee	Retained	Of Parent	Controlling	Total
	(Note 21)	Paid in capital	(Note 22)	adjustment	Through OCI	Reserve	Associates	Benefits	earnings	Company	interest	equity
Balance as of January 1, 2016	480,914	4,857,454	5,877,379	2,153,056	108,012	12,112	10,240	(70,306)	5,850,588	19,279,449	1,128,470	20,407,919
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2015, at a rate of COP 888 per share.	-	-	-	-	-	-	-	-	(796,517)	(796,517)	-	(796,517)
Legal reserve movements	-	-	1,554,425	-	-	-	-	-	(1,554,425)	-	-	-
Release of reserves by law	-	-	(377,471)	-	-	-	-	-	377,471	-	-	-
Increase of reserves by law	-	-	421,730	-	-	-	-	-	(421,730)	-	-	-
Gains on investments written off	-	-	-	-	(42,414)	-	-	-	42,414	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	(8,692)	(8,692)
Other reserves (1)	-	-	(3,654)	-	-	-	-	-	3,654	-	-	-
Net income	-	-	-	-	-	-	-	-	2,865,328	2,865,328	89,619	2,954,947
Other comprehensive income	-	-	-	(345,412)	275,031	(12,112)	(1,718)	(10,340)	13,874	(80,677)	-	(80,677)
Balance as of December 31, 2016	480,914	4,857,454	7,472,409	1,807,644	340,629	-	8,522	(80,646)	6,380,657	21,267,583	1,209,397	22,476,980

(1)	This item corresponds to the dynamic reserves of Banistmo S.A.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2017, 2016 and 2015

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

										Attributable
	Share		Appropiated		Investments	Cash flow				To owners	Non-
	Capital	Additional	Reserves	Translation	At fair value	Hedge		Employee	Retained	Of Parent	Controlling	Total
	(Note 21)	Paid in capital	(Note 22)	adjustment	Through OCI	Reserve	Associates	Benefits	earnings	Company	interest	equity
Balance as of January 1, 2015	480,914	4,857,454	5,130,861	745,381	(29,311)	5,734	34,021	(20,184)	5,667,037	16,871,907	494,573	17,366,480
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2014, at a rate of COP 830 per share.	-	-	-	-	-	-	-	-	(798,316)	(798,316)	-	(798,316)
Legal reserve movements	-	-	308,442	-	-	-	-	-	(308,442)	-	-	-
Release of reserves by law	-	-	(288,386)	-	-	-	-	-	288,386	-	-	-
Increase of reserves by law	-	-	377,470	-	-	-	-	-	(377,470)	-	-	-
Non-controlling interest (1)	-	-		-	-	-	-	-		-	543,889	543,889
Other movements (2)	-	-	348,992	-	-	-	-	-	(348,992)	-
Recognition of GAH´s gross put obligation(3)	-	-	-	-	-	-	-	-	(368,776)	(368,776)	-	(368,776)
Net income	-	-	-	-	-	-	-	-	2,097,161	2,097,161	90,008	2,187,169
Other comprehensive income	-	-	-	1,407,675	137,323	6,378	(23,781)	(50,122)	-	1,477,473	-	1,477,473
Balance as of December 31, 2015	480,914	4,857,454	5,877,379	2,153,056	108,012	12,112	10,240	(70,306)	5,850,588	19,279,449	1,128,470	20,407,919

(1)	The increase in the category of non-controlling interest is due to the inclusion of GAH in the consolidated financial statements, see Note 8. Goodwill and Intangible Assets, net.
(2)	This item includes appropriation of profits at the end of the first semester of the Bank’s subsidiaries that have prepared semi-annual financial statements.
(3)	Due to contractual terms, the non-controlling interest of GAH is entitled to sell its interest to the Bank. See Note 8. Goodwill and Intagible Assets, net.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2017, 2016 and 2015

(Stated in millions of Colombian pesos)

	2017		2016		2015
Net income	2,754,173		2,954,947		2,608,898
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	433,033		482,902		481,558
Equity method	(253,602)		(60,254)		(122,477)
Deferred tax expense	193,568		457,611		296,535
Credit impairment charges on loans and advances and financial leases	3,879,559		3,248,517		2,190,333
Credit impairment charges (recovery) on off balance sheet credit instruments	(6,854)		92,453		26,254
Gain on sales on assets held for sale and inventories	(40,600)		(60,294)		(8,453)
Gains on sale of mortgage loans and other assets	-		-		(2,247)
Valuation gain on investment securities	(736,075)		(721,984)		(478,387)
(Gain) loss on sale of investment in subsidiary	2,700		(260,279)		18,643
Valuation (gain) losses on derivative contracts	39,750		(159,422)		(558,972)
Wealth tax (expenses)	51,220		146,931		162,302
Income tax (expenses)	1,045,030		821,796		351,648
Other non-cash ítems	202,829		(1,170)		(45,408)
Net interest	(9,919,699)		(9,389,915)		(7,140,043)
Change in operating assets and liabilities:
Decrease in derivative financial instruments	135,595		263,966		64,456
Decrease (increase) in accounts receivable	338,211		263,871		(680,752)
Increase in loans and advances to customers and financial institutions	(11,266,789)		(10,853,224)		(15,036,979)
Increase in other assets	(23,083)		(47,200)		(465,403)
(Decrease) increase in accounts payable	(629,990)		445,570		(359,628)
Increase in other liabilities	189,655		263,729		535,817
Increase in deposits by customers	8,456,681		5,117,996		9,797,802
Decrease in estimated liabilities and provisions	(16,608)		(56,741)		(7,842)
Net changes in investment securities recognized at fair value through profit or loss	(1,599,641)		1,485,514		1,729,280
Proceeds from sales of assets held for sale	331,645		272,830		185,777
Wealth tax paid	(51,220)		(146,931)		(162,302)
Income tax paid	(199,127)		(192,045)		(159,795)
Dividend received	80,651		90,569		192,911
Interest received	15,347,265		14,370,840		12,214,438
Interest paid	(5,798,689)		(5,229,165)		(3,771,238)
Net cash provided by operating activities	2,939,588		3,601,418		1,856,726
Cash flows from investment activities:
Purchases of debt securities at amortized cost	(3,122,872)		(2,077,078)		(1,768,079)
Proceeds from maturities of debt securities at amortized cost	2,167,450		2,365,976		1,713,200
Purchase of Grupo Agromercantil Holding, net of cash acquired	-		-		783,803
Purchases of equity instruments and interests in associates and joint ventures	(305,650)		(487,782)		(9,602)
Proceeds from equity instruments and interests in associates and joint ventures	7,479		53,488		229,488
Restitution of associates' capital contributions	2,495		-		-
Purchases of premises and equipment and investment properties	(1,132,015)		(1,082,522)		(961,827)
Proceeds from sales of premises and equipment and investment properties	568,744		552,471		289,721
Net cash outflow from sales of investments in subsidiaries	-		(219,218)	(1)	(248)
Net cash outflow from liquidation of investments in subsidiaries	(1,534)	(2)	(93)		-
Purchase of other long-term assets	(92,177)		(132,869)		(134,471)
Net cash (used in) provided by investing activities	(1,908,080)		(1,027,627)		141,985
Cash flows from financing activities:
Increase (decrease) in repurchase agreements and other similar secured borrowing	1,313,442		706,341		(898,652)
Proceeds from borrowings from other financial institutions	12,190,496		13,594,292		13,533,749
Repayment of borrowings from other financial institutions	(17,042,665)		(13,744,676)		(13,132,534)
Placement of debt securities in issue (3)	3,013,426		3,039,485		2,452,213
Payment of debt securities in issue	(1,969,399)		(3,099,039)		(1,372,837)
Redemption of preferred shares by Banistmo	-		-		(28,081)
Dividends paid	(1,126,209)		(840,242)		(785,332)
Net cash used in financing activities (4)	(3,620,909)		(343,839)		(231,474)
Effect of exchange rate changes on cash and cash equivalents	294,800		(575,284)		3,571,557
(Decrease) increase in cash and cash equivalents	(2,589,401)		2,229,952		1,767,237
Cash and cash equivalents at beginning of year	20,460,245		18,805,577		13,466,783
Cash and cash equivalents at end of year	18,165,644		20,460,245		18,805,577

(1)	Corresponds to the net amount of cash received from the sale of Compañía de Financiamiento TUYA S.A. amounting to COP 9,517 and the balance of cash and cash equivalents held by the company at the transaction date amounting to COP 228,735.
(2)	Corresponds to the net amount of cash received from the liquidation of Leasing Perú S.A. and Fondo de Inversión en Arrendamiento Operativo - Renting Perú amounting to COP 16,838 and COP 3,757, respectively, and the balance of cash and cash equivalents held by the companies at the transaction date amounting to COP 17,903 and COP 4,226, respectively.
(3)	The issuance costs paid by Bancolombia S.A. amounted to USD 15,535. For further information see Note 17. Debt securities in issue.
(4)	For further information about the conciliation of the balances of liabilities from financing activities, see Note 28. Liabilities from financing activities.

During the years ended December 31, 2017, 2016 and 2015, the Group entered into non-cash operating and investing activities related with restructured loans and returned goods that were transferred to foreclosed assets and inventories amounting to COP 331,057, COP 487,122 and COP 185,042, respectively which are not reflected in the consolidated statement of cash flows.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company, is a credit establishment, listed in the Colombia Stock Exchange (BVC) and, as well as in New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, was originally constituted under the name Colombian Industrial Bank (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

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

The Bank has 31,061 employees, and operates through 1,153 offices, 10,349 banking Correspondents and 590 Mobile service spots in Colombian territory.

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

A.	Presentation of financial statements

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

B.	Consolidation

1.	Subsidiaries

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of and for the periods ended on December 31, 2017 and 2016. The Parent Company consolidates the financial results of the entities on which it exerts control.

In accordance with IFRS 10, a subsidiary is an organization controlled by any of the companies that comprise The Bank, as long as it has:

•	Power over the investee that give it the ability to direct their relevant activities that significantly affect its performance.
•	Exposure or rights to variable returns for its involvement with the investee.
•	Ability to use its power over the investee to affect the investor return amounts.

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2016	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2015
Leasing Bancolombia S.A compañía de financiamiento (1)	Colombia	Leasing	-	-	100.00%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
Compañía de Financiamiento Tuya S.A. (2)	Colombia	Financial services	-	-	99.99%
Renting Colombia S.A.S (Before Renting Colombia S.A.)	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%	100.00%	100.00%
Valores Simesa S.A.	Colombia	Investments	68.57%	68.57%	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
BIBA Inmobiliaria S.A.S.	Colombia	Real estate broker	100.00%	100.00%	100.00%
Vivayco S.A.S. (3)	Colombia	Portfolio Purchase	-	-	74.95%
FCP Fondo Colombia Inmobiliario.	Colombia	Real estate broker	63.47%	62.55%	50.21%
Patrimonio Autonomo Cartera LBC. (4)	Colombia	Loan management	-	-	100.00%
Prosicol S.A.S. (5)	Colombia	Pre-operating stage	-	68.57%	68.57%
Fideicomiso "Lote Abelardo Castro".	Colombia	Mercantil trust	68.23%	68.23%	68.23%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2016	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2015
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Valores Bancolombia Panamá S.A. (6)	Panama	Securities brokerage	-	-	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Holding	99.16%	99.16%	99.16%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Financomer S.A.	Panama	Financial services	100.00%	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%	100.00%	-
Suvalor Panamá Fondos de Inversión S.A.(6)	Panama	Holding	100.00%	100.00%	100.00%
Suvalor Renta Fija Internacional Largo Plazo S.A.(6)	Panama	Collective investment fund	100.00%	100.00%	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.(6)	Panama	Collective investment fund	100.00%	100.00%	100.00%
Financiera Flash S.A. (7)	Panama	Financial services	-	-	100.00%
Grupo Financomer S.A. (7)	Panama	Financial services	-	-	100.00%
Securities Banistmo S.A. (8)	Panama	Purchase and sale of securities	-	-	100.00%
Banistmo Asset Management Inc. (9)	Panama	Purchase and sale of securities	-	100.00%	100.00%
Banistmo Capital Markets Group Inc. (10)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Van Dyke Overseas Corp. (10)	Panama	Real estate broker	100.00%	100.00%	100.00%
Inmobiliaria Bickford S.A. (10)	Panama	Real estate broker	100.00%	100.00%	100.00%
Williamsburg International Corp. (10)	Panama	Real estate broker	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A. (10)	Panama	Real estate broker	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A. (10)	Panama	Real estate broker	100.00%	100.00%	100.00%
Steens Enterpresies S.A. (10)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A. (10)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	60.00%	60.00%	60.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.36%	97.36%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%	98.89%	98.89%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2016	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2015
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	-
Arrendamiento Operativo CIB S.A.C.(11)	Peru	Operating leasing	100.00%	100.00%	100.00%
Fondo de Inversión en Arrendamiento Operativo - Renting Perú (12)	Peru	Operating leasing	100.00%	100.00%	100.00%
Capital Investments SAFI S.A.(11)	Peru	Trust	100.00%	100.00%	100.00%
FiduPerú S.A. Sociedad Fiduciaria(11)	Peru	Trust	98.81%	98.81%	98.81%
Leasing Perú S.A. (12)	Peru	Leasing	100.00%	100.00%	100.00%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%	99.16%	99.16%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	60.00%	60.00%	60.00%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance company	59.17%	59.17%	59.17%
Financiera Agromercantil S.A.	Guatemala	Financial services	60.00%	60.00%	60.00%
Agrovalores S.A.	Guatemala	Securities brokerage	60.00%	60.00%	60.00%
Tarjeta Agromercantil S.A. (13)	Guatemala	Credit Card	-	60.00%	60.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	60.00%	60.00%	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance company	60.00%	60.00%	60.00%
Asistencia y Ajustes S.A.	Guatemala	Services	60.00%	60.00%	60.00%
Serproba S.A.	Guatemala	Maintenance and remodelling services	60.00%	60.00%	60.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	60.00%	60.00%	60.00%
Conserjeria, Mantenimiento y Mensajería S.A.	Guatemala	Maintenance services	60.00%	60.00%	60.00%
Media Plus S.A.	Guatemala	Advertising and marketing	60.00%	60.00%	60.00%
Mercom Bank Ltd.	Barbados	Banking	60.00%	60.00%	60.00%
New Alma Enterprises Ltd.	Bahamas	Investments	60.00%	60.00%	60.00%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00%	100.00%	100.00%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%	99.16%	99.16%

(1)	Investment absorbed by Bancolombia S.A. Corp during 2016.
(2)	During 2016, the Bank sold 50% of the shares of the Compañía de Financiamiento Tuya S.A.to Grupo Exito, therefore it became a joint business of Grupo Bancolombia. See Note 7: 'Investments in associates and Joint Ventures'.
(3)	Investment liquidated by Inversiones CFNS S.A.S. during 2016.
(4)	Investment liquidated as result of fusion of Bancolombia S.A. and Leasing Bancolombia during 2016.
(5)	Investment sold by Valores Simesa S.A. during 2017.
(6)	Investment initially acquired by Banistmo S.A. and subsequently merged with Valores Banistmo S.A during 2016.
(7)	Investment absorbed by Financomer S.A. during 2016.
(8)	Investment absorbed by Valores Banistmo S.A. during 2016.
(9)	Investment absorbed by Banistmo Capital Markets Group, Inc. during 2017.
(10)	Investments in non-operational stage.
(11)	Investment classified as assets held for sale. See Note 12. Assets held for sale and Inventories.
(12)	Investment in legal liquidation process.
(13)	Investment liquidates by Grupo Agromercantil Holding S.A. during 2017.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

Non-controlling interests in controlled entities are presented in equity separately from the Parent Company stockholders equity. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank’s balances is measured at fair value; gains or losses arising from this measurement are recognized in net income

There are restrictions on the ability of the Parent Company to obtain distributions of capital, due to the regulatory requirements of its subsidiaries in Panama. Banistmo and Bancolombia Panama have net assets before intercompany eliminations amounting to COP 6,872,171 and COP 6,360,729 at December 31, 2017 and 2016, respectively.

The loans and financial leases granted by those subsidiaries are subject to prudential regulation in Panama issued by the Panamanian Superintency of Banks to maintain minimum reserves as a countercyclical capital buffer. For the years ended at December 31, 2017 and 2016, the reserves recognized amounted to COP 616,814 and COP 523,376. These requirements restrict the ability of the aforementioned subsidiaries to make remittances of dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

2.	Transactions between entities under common control:

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

3.	Investments in associates and joint ventures.

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

Under the equity method, the investment is initially recorded at cost and adjusted thereafter to recongnize the Bank’s share of the profits or loss and other comprehensive income of the associate or join venture. When the Bank's share of losses of an associate or joint venture exceeds the Bank's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank's net investment in the associate or joint venture), the Bank discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

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

The unrealized gain or loss of an associate or joint venture is presented in the consolidated statement of comprehensive income, net of tax. Changes in the investment´s participation recognized directly in equity and other comprehensive income of the associate or joint venture are considered in the consolidated statement of equity and consolidated statement of comprehensive income.

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

The Bank consolidates the following funds:

Name	Country	% of ownership interest held by the Bank, 2017	% of ownership interest held by the Bank, 2016	% of ownership interest held by the Bank, 2015	Assets managed
					December 2017	December 2016
FCP Fondo Colombia Inmobiliario	Colombia	63.47%	62.55%	50.21%	2,698,224	2,009,382
Fideicomiso “lote Abelardo Castro”	Colombia	68.23%	68.23%	99.50%	10,343	10,172
Suvalor Panamá Fondo de Inversión	Panamá	100.00%	100.00%	100.00%	224	225
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Perú	100.00%	100.00%	100.00%	-	31

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

6.1. Significant non-controlling interest

FCP Colombia Inmobiliario

As of December 31, 2017 and 2016, the portion of the non-controlling interest in the FCP Colombia Inmobiliario was 36.53% and 37.45% respectively, reason for which is considered as a significant non-controlling interest for the Bank and its subsidiaries. The principal place of business of FCP Colombia Inmobiliario is Bogotá (Colombia).

As of December 31, 2017 and 2016, there were no dividends declared by this subsidiary. In contrast, there were returns paid in quarterly installments due to the nature of its business, which mainly comprises long- term investment in real state, considered as low-risk portfolio.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2017, 2016 and 2015, related to the FCP Colombia Inmobiliario:

	December 31, 2017	December 31, 2016	December 31, 2015
	In millions of COP
Assets	2,698,224	2,009,382	1,550,219
Liabilities	1,048,867	655,315	661,973
Net assets	1,649,357	1,354,067	888,247
Condensed statement of income
Income
Valuation of investment properties	81,816	52,543	94,810
Valuation of trust rights	53,143	12,903	9,302
Rents	135,135	120,811	104,379
Profits of equity method investees	144,146	-	-
Other income	4,493	2,616	19,318
Total Income	418,733	188,873	227,809
Expenses
Interest on loans	68,900	67,558	52,451
Trust fees	322	9,004	8,819
Other expenses	86,270	49,078	36,936
Total Expenses	155,492	125,640	98,206
Net Income	263,241	63,233	129,603
Condensed cash flow
Net cash (used in) provided by operating activities	(394)	(372)	(82)
Net cash (used in) provided by investing activities	-	-	-
Net cash (used in) provided by financing activities	409	375	82
Cash and cash equivalents at beginning of year	3	-	-
Cash and cash equivalents at end of year	18	3	-

The information above is the amount before inter-company eliminations.

As of December 31, 2017, 2016 and 2015, the profit allocated to non-controlling interest amounted to COP 96,179, COP 23,701 and COP 69,074, respectively.

As of December 31, 2017, 2016 and 2015, the accumulated non-controlling interest of the FCP Colombia Inmobiliario amounted to COP 602,548, COP 507,115 and COP 442,314, respectively.

Grupo Agromercantil Holding S.A.

On December 30, 2015 the Bank Acquired 60.00% of Grupo Agromercantil Holding S.A. (GAH). As of December 30, 2016, the portion of ownership in GAH by the non controlling interest was 40.00%, reason for which is considered as a significant non-controlling interest for the Bank and its subsidiaries. Guatemala is the principal place of business of GAH and its subsidiaries.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2017, 2016 and 2015 of Grupo Agromercantil Holding.

	December 31, 2017	December 31, 2016	December 31, 2015
In millions of COP
Assets	12,191,869	11,795,358	12,137,258
Liabilities	10,847,895	10,477,427	10,792,953
Equity	1,343,974	1,317,931	1,344,305
Condensed statement of income
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	389,463	393,972	-
Total fees and commission, net	101,565	58,745	-
Other operating income	54,246	55,942	-
Dividends received and equity method	608	779	-
Total operating income, net	545,882	509,438	-
Operating expenses	(445,038)	(435,430)	-
Income tax	(21,546)	(11,197)	-
Net income	79,298	62,811	-
Condensed cash flow
Net cash (used in) provided by operating activities	192,850	(136,878)	-
Net cash (used in) provided by investing activities	(1,427)	(4,157)	-
Net cash (used in) provided by financing activities	(87,103)	(77,684)	-
Cash and cash equivalents at beginning of year	1,098,861	1,359,176	-
Cash and cash equivalents at end of year	1,203,181	1,140,457	-
Other comprehensive income
Investments at fair value through OCI	2,241	3,682	-
Translation adjustment	15,758	(64,195)	(537,196)
Others	(3,042)	6,959	-
Total other comprehensive income	14,957	(53,554)	(537,196)

For the year 2017, 2016 and 2015, the dividends received from Grupo Agromercantil amounted to COP 39,482, COP 46,416 and COP 33,403, respectively.

C.	Use of estimates and judgments

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

Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the valid tax rules applicable in each country where The Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles, determining the tax bases for the deferred tax involves difficult judgments to estimate future gains, offsets or tax deductions.

The determination of the deferred tax is considered a crucial accounting policy, since its determination involves future estimations of gains that may be affected by changes in economic, social and political conditions, and tax authorities.

For more information relating to the nature of deferred tax assets and liabilities recognized by The Bank, please see Note 11.

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

All transfers between the aforementioned levels are assumed to occur at the end of the reporting period

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

For the periods ended December 31, 2017 and 2016 there have been no significant changes in estimates and judgements made at end-year other than those indicated in financial statements.

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

To determine whether the Bank controls and consequently consolidates an entity that has been designed as a SE, the Bank assesses the design and the purpose of the entity. It is also considered whether the Bank, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

Whenever there is a change in the substance of the relationship with the SE the Bank performs a re-assessment of control to determine if consolidation is applicable.

The total assets of unconsolidated SE in which the Bank had an interest at the reporting date and its maximum exposure to loss in relation to those interests is presented in Note 23 unconsolidated structured entities.

D.	Recently Issued Accounting Pronouncements

1.	Accounting Pronouncements Applicable in 2017

During 2017, the following standards have been adopted by the Bank without having a significant impact:

Amendment to IAS 7: Cash flows' statement - Breakdown Initiative: The amendment requires entities to present a breakdown of changes in liabilities arising from financing activities in order to improve the information provided to users of financial information. The effective date for this amendment is January 1, 2017 with prospective application, although early adoption is allowed.

Management evaluated the impact of the amendment and made the necessary adjustments in its processes to make the adequate presentation of the information in the Financial Statements of Cash Flow and its accompanying notes according to the requirement of the financial liabilities breakdown in financing activities. See note 28 liabilities from financial activities'.

Amendment to IAS 12 Tax income: The amendment to paragraph 29 and the addition of paragraphs 27 A and 29 A of the IAS 12, refer to the requirements and procedure for the recognition of deferred tax assets; indicating that when the taxable amount of temporary differences associated with the same tax authority is insufficient, deferred tax assets shall only be recognized provided the following assumptions are fulfilled:

a)	Each of the entities that form The Bank assess that there is sufficient tax gain, related to the same tax authority and in the same period in which deductible temporary differences are reverted (or in the periods in which tax loss, coming from a deferred tax asset, may be offset with previous or later gain), to assess if there will be sufficient tax gain (income) in future periods.

b)	When each of the entities that form The Bank has the possibility to use opportunities of tax planning to create tax gain (income) in future periods.

Said amendments and their impact were independently assessed in the separate financial statements according to the tax and financial projections and their effect was reflected in each of the separate financial statements. The effective date for this amendment is January 1, 2017 with prospective application, although early adoption is allowed

Annual improvements to IFRS Cycle 2014-2016:

IFRS 12 Disclosure of interests in other entities: It clarifies the scope of the disclosure requirements contained in the standard, specifying that they apply to all holdings in other entities whether classified as held for sale, held for distribution to owners or as discontinued operations in accordance with IFRS 5, other than those contained in paragraphs B10 to B16 of the standard, which contain requirements related to summarized financial information on subsidiaries, joint ventures and associates. This amendment applies for annual periods beginning on or after January 1, 2017 with retrospective application.

None of these amendments to standards had a material effect on the Banks's financial statements.

2.	Recently Issued Accounting Pronouncements Applicable in Future Periods

Annual improvements to IFRS Cycle 2014-2016:

IFRS 1 First-time Adoption of International Financial Reporting Standards: Deleted the short-term exemptions for entities that adopt IFRS for the first time, because they have now served their intended purpose. This amendment applies for annual periods beginning on or after January 1, 2018.

No impact is estimated in the Group's financial statements as a result of this amendment.

IAS 28 Investments in associates and joint ventures: When an investment in an associate or joint venture is held by an entity that is a venture capital organization, or another qualifying entity, the entity may choose to measure that investment at fair value through profit or loss, the amendment clarifies that the alternative is available for each investment in an associate or joint venture on an investment by investment basis, at the initial appreciation. This option is applied individually to each investment in an associate or joint venture held directly by the entity, or indirectly through subsidiaries. The choice also applies to the entity reporting that it is not an investment entity and that it has an associate or joint venture that is an investment entity because it allows it to retain the fair value measurements used by that associate or joint venture that is an investment entity when applying the equity method. This choice is also made separately in the initial recognition for each investment in an associated or joint business which is an investment entity. This amendment applies for annual periods beginning on or after January 1, 2018 with retrospective application

Managment is evaluating the impact of the modification in the Bank´s statement of financial position and disclosures.

Annual improvements to IFRS Cycle 2015-2017:

Amendments to IFRS 3 Business combination: The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.

Managment is evaluating the impact of the modification in the Bank´s statement of financial position and disclosures.

Amendments to IFRS 11 Join Arrangements: The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

Managment is evaluating the impact of the modification in the Bank´s statement of financial position and disclosures.

Amendments to IAS 12 Income taxes: The amendments to IAS 12 clarify the recognition of the tax effects for dividends as defined in IFRS 9, when a liability is recognized for payment of the dividend. The tax effects of dividends are linked more directly to past transactions or events that generate distributable profits than to distributions to owners. Therefore, an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

Management is evaluating the impact of the changes that the amendment of IAS 12 has on the Group, in its statement of financial position and disclosures.

According to IASB, these amendments apply for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted

Amendments to IAS 23 Borrowing Costs: The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

No impact is estimated in the Group's financial statements as a result of this amendment.

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

The following table summarizes the main items of the Bank's balance sheet representing financial assets and their classification under IFRS 9, 2013 and indicates the expected classifications once the Bank is applying IFRS 9, 2014:

	Current Classification before January 1, 2018 with IFRS 9, 2013			Classification after January 1, 2018 with adoption of IFRS 9, 2014
Assets	AC*	FVPL**	FVOCI***	CA*	FVPL**	FVOCI***
Cash and cash equivalents		X			X
Credit portfolio and financial leasing	X			X
Debt securities	X	X		X	X	X
Equity investments		X			X
Investments in associates and joint ventures at fair value			X			X

*AC = Amortized cost

**FVPL = Fair value with changes in results

***FVOCI= Fair value with changes in other comprehensive results.

•	Impairment: IFRS 9 makes significant changes in the assessment of the impairment of the value of financial instruments and therefore their associated risk, going from an incurred loss model to one of expected credit loss. This new regulation also proposes the definition of a model that identifies a Significant Increase in Credit Risk (SICR) in an instrument prior to the identification of objective evidence of impairment (EOD) and for which a loss, the life time of the asset should be measured.

In this regard, Grupo Bancolombia established the quantitative and qualitative criteria through which it is possible to identify significant increases in the credit risk of an instrument.

The impairment-related requirements apply for financial assets measured at amortized cost and fair value with changes in OCI (FVOCI), whose business model is intended to receive contractual and / or sale flows (as for lease accounts receivable, loan commitments and financial guarantees).

The Bank, in accordance with IFRS 9, estimates the Expected Credit Loss (ECL) based on the present value of the difference between contractual cash flows and expected cash flows of the instrument, estimated through collective methodologies or individual analysis. The ECL amount will be updated on each presentation date to reflect changes in the portfolio's credit risk since the initial recognition.

Through the methodological implementation plan, the necessary adaptations to IFRS 9 were made, including the changes required in its provision calculation model, in order to comply with the expected impairment and loss requirements established by the international standard. For this, new processes and procedures were created, impairment policies were updated and a control environment aligned with the SOX requirements was designed.

Impairment measurements were made through collective and individual evaluation models, with sufficient sophistication required for each portfolio. Collective models include parameters of probability of default at 12 months, life time probability of default, loss given default and exposure at default with the inclusion of the prospective criteria. The individual analysis methodology is applied in significant exposures and includes the evaluation of weighted loss scenarios, taking into account the macroeconomic expectations and the particular conditions of each debtor.

•	Impact of IFRS 9 transition: The impact of the adoption of IFRS 9 is recognized in the initial equity as of January 1, 2018 and was estimated based on calculations made in the consolidated financial statements as of December 31, 2017; as a result an increase was observed in the Bank’s allowance, which ranged between COP 470 billion and COP 730 billion. This estimate could vary mainly due to:

•	Estimates of ECL models (Expected Credit Loss) are being refined.
•	The Bank is finalizing the tests and evaluations of the controls of the new systems and processes.

•	Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. Entities have been provided with an accounting policy option between applying the hedge accounting requirements of IFRS 9 or continuing with the application of the existing hedge accounting requirements of IAS 39 for all hedge accounting, as the project on macro hedge accounting has not yet been completed. In consequence, the Bank opted for continuing the application of IAS 39 requirements for hedge accounting.

•	Impact of IFRS 9 transition - Liabilities: The Bank expects a low impact corresponding to the remeasurement of the modified financial liabilities that did not result in derecognition, due to the clarification of the IASB contained in the amendment of IFRS 9 - Characteristics of early cancellation with negative compensation.

IFRS 15, Revenue from Contracts with Customers: On May 28, 2014, the IASB published IFRS 15, which sets forth the principles of presentation of useful financial information about the nature, amount, timing and uncertainty of the income and cash flows generated from the contracts of an entity with its clients. IFRS 15 establishes that an entity recognizes revenue from ordinary activities so they can represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled in exchange for such assets or services. IFRS 15 replaces IAS 11 - Construction contracts, IAS 18 - Income from ordinary activities, as well as related interpretations. This rule is effective for the period beginning on January 1, 2018, allowing its early application. It is expected that a significant proportion of Bancolombia Bank revenues will be outside the scope of IFRS 15, since most of the revenue comes from the operation of financial instruments.

In the process of implementing IFRS 15 in the Bancolombia Bank, the contracts agreed with clients were reviewed, in order to establish the impacts on the separation of the components included in them. For this purpose, the following activities were carried out:

•	Evaluation of promised services in contracts, identifying performance obligations.

•	Evaluation of the performance obligations of each contract and whether there are impacts for compliance with the new standard.
•	Analysis of concessions, incentives, bonuses, price adjustments clauses, penalties, discounts and refunds or similar elements contained in the agreements made.
•	Identification of possible variable compensations included in the contracts and determination as to whether the recognition of the same is being carried out appropriately.
•	Analysis of loyalty programs with customers and packages (product grouping) and whether they have impacts for compliance with the new standard.
•	Identification and determination of internal post-implementation controls to ensure compliance with accounting and disclosure requirements based on new products and services that are developed within the Bank to meet the financial needs of its customers.

At the date of initial application, the Bank evaluated the contracts and commitments established with clients, identifying compliance with the five steps established in IFRS 15 and evaluating the impact on recognition within their Financial Statements, as follows:

1.	Identification of the contract with the customer: the parties' rights, payment conditions, evaluation of the commercial basis, characteristics of the compensations were identified and it was evaluated if there were modifications or combinations that applied.

2.	Identification of the contract obligations: The Bank evaluated the commitments included in the entity's contracts to identify when the customer makes use of the service and whether the obligations are identifiable separately.

3.	Price Setting: The characteristics of the amounts to which the agreed services were exchanged were reviewed in the Bank's contracts, in order to estimate the effect of the variable consideration in kind, or others payable to the customer.

4.	Price Distribution: In the evaluation of prices to the Bank's contracts, it was found that these are designated individually to the services provided by the entity, even in the products where there are commitments packaged.

5.	Satisfaction of the Obligations: The obligations established in contracts with customers are satisfied when the control of the service is transferred to the customer and the recognition is performed as established in IFRS 15 over time or at a given time, given the above, the Bank does not have a significant impact in the recognition of the income since the recognition is done as indicated in the standard.

The Bank has evaluated and updated its internal controls over financial reporting in regards to the identification of contracts, in particular, assessed the characteristics of performance obligations to ensure that the recognition of income is adequately carried out in light of the standard.

In carrying out the above activities, it was identified that there are no impacts that generate changes to the recognition of income for the Bancolombia Bank given that the accounting procedures are in accordance with the provisions of IFRS 15 and therefore, there is no financial effect by the implementation of the new standard, the adjustments to the information disclosures will be made as established in the regulatory framework IFRS15.

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

Management is evaluating the impact of the adoption of IFRS 16 on the Bank, in its financial position statement and disclosures. The Bank expectes to apply this standard when it become effective on January 1, 2019.

To date, the inventory of active contracts has been made in order to determine which will impact the implementation of the standard and then quantify it. Likewise, the most optimum technological alternative is being evaluated to enable the administration of the information and ensure proper registration according to the requirements of the standard

IFRS 17, Insurance: In May 2016, the IASB issued IFRS 17 to replace IFRS 4. Accounting for insurance contracts requires entities to separate specified embedded derivatives, investment components and performance obligations are distinguished from the insurance contracts to separately recognize, present and disclose insurance revenues, insurance service expenses and the insurance financial income or expense. However, a simplified measurement method is allowed to measure the quantity related to the remaining service by allocating the premium during the coverage period.

This IFRS is mandatory for periods beginning on or after 1 January 2021. Advance application is allowed. Management has assessed the impact of the adoption of IFRS 17 on the Bank's financial statements and disclosures, without identifying a material effect on its current financial position or disclosures.

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

The Bank evaluated the proposed amendment in the standard by determining that the events described therein regarding changes in the use of Investment Property have not taken place in the Bank and its subsidiaries, therefore, the new requirements in IAS 40 will be applied prospectively for new operations as of January 1, 2018, at the moment that transfers of properties with these characteristics are done.

IFRIC 22 Transactions in Foreign Currency and Advance Payments: This interpretation is issued to determine the exchange rate to be used for the recognition of income from ordinary activities when an entity has received an anticipated consideration in foreign currency. The date of the transaction to determine the exchange rate to be used in the initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from payment or collection of the anticipated consideration. This interpretation is effective as of January 1, 2018, allowing early adoption.

Management assessed the impact of the Bank's interpretation on its financial statements and disclosures by modifying the accounting recognition of administrative payments whose change does not generate a material impact. The Bank's other accounting procedures do not show any impact since advances made in foreign currency comply with the guidelines of IFRIC 22.

IFRIC 23 uncertainty over income tax treatments: This interpretation has the object of reducing the diversity there is in the recognition and calculation of a tax liability or an asset when there is uncertainty about tax treatment.

This applies to all accounting aspects of the income tax when there is uncertainty regarding the treatment of an element, including the tax gain or loss, the assets and liabilities tax bases, tax loss and credit and tax rates. This interpretation shall become enforceable for the annual periods commencing as of January 1, 2019.

The Bank shall reflect the effect of an uncertain tax position in regard to the income tax, when it will be concluded that it is unlikely that the tax authority accepts an uncertain tax treatment and, therefore, it will likely pay amounts relating to the uncertain tax treatment.

E.	Significant Accounting Policies

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Functional and presentation currency

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

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2017	December 31, 2016	December 31, 2015
Closing exchange rate	2,984.00	3,000.71	3,149.47
Average rate for the period ended at	2,951.21	3,053.20	2,746.55

4.	Cash and cash equivalents

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

To determine fair value, characteristics of the asset or liability are taken into account in the same way that market participants would use when pricing the asset or liability at the measurement date; at estimating, is taken into consideration:

-	Based on quoted prices (unadjusted) in active markets for identical assets or liabilities to which the Bank can access at the measurement date (level 1).

-	Based on inputs of valuation methodologies commonly used by the market participants, these inputs are other than quoted prices included with in level 1 that are observable for the assets or liabilities, either directly or indirectly; considering inputs as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities like interest rates and yield curves observable at commonly quoted intervals, implied volatilities and credit spreads, and market-corroborated inputs (level 2).

-	Based on internal valuation techniques of discounted cash flow and other valuation methodologies, using unobservable inputs estimated by the Bank for the assets or liabilities, in the absence of observable inputs (level 3).

The accounting judgments used in determining fair value related to matters such as liquidity risk, credit risk and volatility. The changes in estimates related to these factors could affect the recognized fair value of the financial instruments.

In Note 29 Fair Value of Assets and Liabilities analysis is provided of the fair values of financial instruments and non-financial assets and liabilities, including further details about the measurement of fair value.

7.4.	Financial assets

At initial recognition, the Bank measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Financial assets are then classified considering their subsequent measurement at fair value or amortized cost, respectively, on the basis of the business model for managing the financial assets and the contractual cash flow characteristics of the instrument. In addition, for particular investments in equity instruments, in accordance with IFRS 9 (2013), the Bank made the irrevocable election to present subsequent changes in fair value in other comprehensive income.

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

Securities at fair value through profit or loss

These are equity securities and debt securities that are not subsequently measured at amortized cost. The difference between the current fair value and the immediately preceding fair value of the respective security is recorded as a higher or lower value of the asset, affecting the statement of income.

7.4.3 Equity instruments at fair value through other comprehensive income

The Bank has made an irrevocable election to present in other comprehensive income, subsequent changes in fair value of some equity instruments that are not held for trading; dividends from this type of instrument are recognized in net income only when the entity’s right to receive payment of the dividend is established.

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

7.4.5.1 Impairment of loans

The Bank individually reviews impaired loans superior to five billion Colombian pesos (USD 1.5 million for foreign subsidiaries), analyzing the debt profile of each debtor, the guarantees granted and information on the credit behavior in the sector. Financial assets are considered significant when, based on current or past information and events, it is likely that the entity will not be able to recover the amounts described in the original contract, including the interests and commissions agreed upon in the contract. When a significant financial asset has been identified as impaired, the amount of the loss is measured as the balance due minus the current net value of the estimated future cash flows. To estimate these flows, basic projected hypotheses are used based on qualitative analysis and backed up by information obtained from the Special Client Administration Committee as well as approvals made with Commerce Managers. When it is determined that a fundamental source of credit collection is a guarantee, the amount of loss is estimated as the balance due minus the fair value of the guarantee minus the estimated selling costs.

For credits that are not considered individually significant and for the portfolio of individually significant credits that are not considered impaired, a collective evaluation is carried out. Portfolios of financial assets with similar characteristics are grouped, using statistical techniques based on the analysis of historical losses to determine an estimated percentage of losses that have been incurred by those assets on the balance date. The percentages of historical losses used in the process are updated to incorporate the most recent data of the current economic conditions, the performance trends by industry or region, or the concentration of obligations in each portfolio of financial assets by segment, and any other relevant information that may affect the provision of loss estimate for financial assets.

The financial assets are removed from the balance from the provision when they are considered non-recoverable. The recoveries of financial assets previously discounted are recorded as an increase in the provision.

Quantification of the losses incurred takes into account three fundamental factors: exposure at default, the probability of default and the loss caused by default:

•	Exposure at default: It is understood as the exposed balance of assets to the current capital balance, interest and accounts receivable. In the case of products whose nature is revolving and that have an available quota that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter indicates over-use which can be incurred in the event of client default.

•	Probability of default (PD): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of twelve months. This is linked to the rating/scoring of each debtor/operation.

A hybrid model is used to estimate the probabilities of defaulting based on a through-the-cycle defaulting probability model, and then these probabilities are changed using the following parameters:

–	The LIP (Loss identification Period) parameter changes the probability of defaulting to losses incurred. LIP is the time between the moment of an event that causes a loss and the moment when that loss becomes significant on an individual level. The analysis of LIPs is made based on homogeneous risk portfolios.

–	Macroeconomic adjustment: this parameter converts the through-the-cycle (TTC) defaulting probability model into a point-in-time (PIT) model, using an adjustment that reflects the effect of the current conditions. Given that defaulting probability is estimated using a database that contains precedents of historical losses in a complete economic cycle, the macroeconomic adjustment allows suppression of effects from the conditions of the historical period that no longer exist.

In the specific case of doubtful assets, the allocated probability of default is 100%. The classification of an asset as “doubtful” is made because of a non-payment of 90 days or more (180 days for the Banistmo mortgage portfolio), as well as in cases that there is no non-payment, but where there are doubts about the solvency of the debtor.

•	Loss given default (LGD): This is defined as the economic impairment in which the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation.

Once a debt or collection of debts is classed as impaired, the interest revenues are still accounted for using the applicable rate of interest for the discount for future cashflows in order to measure loss due to depreciation.

7.4.6 Restructured financial assets

Loan restructuring is an alternative to achieve a proper collection management. It must be understood as a resource of atypical use to standardize the behavior of a portfolio, using a new contractual agreement between the parties. Such agreement aims to modify the originally established conditions in order to allow the proper attention to the loan in the light of the real or potential impairment in the debtor’s payment ability. The loan restructuring is implemented through amendments to the contractual terms, rates and payment terms. In any case, at the restructuring time, all the collateral must be preserved and if possible, the Bank’s position should be improved by obtaining new guarantees or guarantors that support the obligations.

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

The following are indications of transfer of risk and rewards of ownership to the lessee:

•	The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10.00% of the fair value of the asset upon termination of the lease.

•	The term of the lease covers most of the economic life of the asset when the minimum lease term represents 75.00% or more of the economic life of the leased asset.

•	At the inception of the lease, the present value of the minimum lease payments amounts to at least 90.00% of the fair value of the leased asset.

•	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.

7.5. Financial liabilities

At initial recognition, the Bank measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost, or will be recognized in the statement of income if the liabilities are measured at fair value. .

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

7.5.1 Compound instruments

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

7.5.2 Financial guarantee contracts and loan commitments

In order to meet the needs of its customers, the Bank issues financial standby letters of credit, bank guarantees and loan commitments. Loan commitments are those agreements under which the bank has an irrevocable obligation to grant the loan. The financial guarantee contracts issued by the Bank are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to accordance with the original or modified terms of a debt instrument.

Both financial guarantee contracts and loan commitments are initially recognized as liability at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Such contracts are measured at the higher between the provision amount measured according to IAS 37 -Provisions, contingent liabilities and contingent assets and the amount initially recognized less, when proceeds, the accumulated amortization recognized according IAS 18 - Revenues

Income derived from guarantees is recognized as fees and commission income in the statement of income over the term of the contract.

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

Debt exchange

The Bank assesses whether the instruments subject to exchange are substantially different from each other, considering qualitative aspects such as currencies, terms, rates, conditions of subordination, regulatory framework, among others; and quantitative, in which is evaluated whether the present value of discounted cash flows under the conditions of the new instruments (including any commission paid net of any commission received) and using the original effective interest rate to calculate the discount, is at least 10 percent different from the discounted present value of the cash flows that still remain of the original financial liability.

When it is concluded that the instruments subject to debt exchange are not substantially different, the transaction is recognized as a modification of the debt. In this case, incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability, in accordance with its subsequent measurement at Amortized Cost. In debt exchanges that are considered substantially different, the financial instrument is derecognized and a new financial liability is recognized.

7.6.1 Written-Off loan portfolio balances and related allowances

Loans are written off when the Bank concludes there is no a realistic expectation of recovery of the principal and receivables balances from a client or third party. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

Type	Length of delinquency
Consumer	180 days, 450 for vehicles in BAM, 720 for loans with mortgage guarantee in Banco Agricola
Commercial	360 days
Small Business Loan	180 days, 720 for loans with guarantee in Banistmo
Mortgage	1.620 days. For Banistmo and Banco Agrícola from 720 days. BAM 1440 days.

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

The Bank carries out derivative transactions to facilitate the business of clients related to the management of their market and credit risk; managing the exposure in its own position to changes in interest rates and risks in exchange rates; or to obtain benefits from changes in valuations experienced by these instruments in the market. Derivatives are recognized and measured at fair value through profit or loss, unless such derivatives are designated as hedging instruments in cash flow hedges or in a hedge of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income

7.7.1 Hedge accounting

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

Hedge relationships, are classified and accounted for in the following way:

–             Fair value hedges: are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

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

–             Cash flow hedges: are used mainly to manage the exposition to variability related to the cash flow attributable of a specific risk associated with an asset or liability recognized on statement of financial position or to a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the statement of income.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if its hedging designation is revoked, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the result.

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

For the purposes of assessing impairment, assets are grouped at the smallest identifiable group that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). The evaluation can be carried out at individual asset level when the fair value less the cost of sale can be reliably determined and the value in use is estimated to be close to its fair value less costs to sell and fair value less costs to sell can be determined

Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the consolidated statement of income as administrative and general expenses.

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

The Bank’s intangible assets comprise mainly intangibles of finite useful life: licenses, software and computer applications, client relationships and the legal stability agreement signed with the Ministry of Finance and Public Credit (See note 19 Income tax), customer relationships and patents. Intangibles of indefinite useful life comprise Goodwill.

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

The inventories of returned property are those assets that come from an early termination of a lease (returned property s) or those upon which the lease has already concluded (premises and equipment), which are expected to be sold in the normal course of business. These are controlled by the Bank and are expected to generate future economic benefits.

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

12.	Assets held for sale and discontinued operations

A non-current asset or a disposal group of assets are classified as held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets or groups of assets are shown separately in the statement of financial position at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification.

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

The amount of impairment losses recognized in net income during the period are included in the Statement of income as “Impairment, depreciation and amortization”

14.	Other assets

The bank presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with what is required to be recognized as assets held for sale and that there are no plans to use it in the supply of services or for administrative purposes.

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

Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of arising events that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable" and a completely impairment is carried out

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

The Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using the Bank's credit cards and the fulfillment of certain conditions established in such program. Points redemption for prizes is carried out by a third party. According to IFRIC 13, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fee and other service income, considering the total number of points that can be redeemed over the accumulated prizes and taking into account the probability of redemptions.

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

18.2.	Fees and commission income

The Bancolombia Group charges fees for the services it provides to its customers. Fee income can be divided into the following three categories:

Income from fees that are an integral part of the effective interest rate of a financial instrument:

Commissions for loan commitments that have a high probability of being used are deferred (together with any incremental cost) via the effective interest rate once the loan is granted (in accordance with section 18.1). If the commitment expires and no loan is made, the fee is recognized as income at the time of termination.

The opening fees received for the issuance of a financial liability measured at amortized cost are included in the effective interest rate of the financial instrument and its recognition as income is generated during the estimated life of the asset.

Commissions obtained from the services that are provided during a certain period of time:

Fees accrued for the transference of services during a period of time. The payments include income from commissions and asset management, custody and other administration and advisory commissions. In loan commitments when it is not possible to demonstrate the probability that a loan will be used, the opening fees of the loan are recognized in income statement during the commitment period on a straight line basis.

Fee and commission recognized on the performance of a significant act:

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

The Bank recognizes, when appropriate, deferred tax assets and liabilities by the future estimate of tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate that, in accordance with the valid tax laws in each country where The Bank has operations, must be applied in the year in which the deferred tax assets and liabilities are realized or settled. The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.

Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of each of the countries where the Bank has operations.

Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized except when the Bank is able to control the period in which the deductible temporary difference is reverted. Furthermore, it is likely that it will not be reverted in the foreseeable future.

Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that The Bank is going to have sufficient taxable income in the future that allow it to be recovered.

Tax credit from fiscal losses and surplus amounts from the presumptive income on the net income are recognized as a deferred asset, provided that it is likely that The Bank is going to generate future net income to allow their offset.

The deferred tax is recorded as debit or credit according to the result of each of the companies that form The Bank and for the purpose of disclosure on the Statement of Financial Position it is disclosed as net.

The income tax expense is recognized on the consolidated income statement under the heading Income Tax, except when referring to amounts directly recognized in the OCI (Other Comprehensive Income).

Regulatory changes in tax laws and in tax rates are recognized in the consolidated income statement under the Income Tax heading in the period when such rule becomes enforceable. Interest and fines are recognized on the consolidated income statement under the overhead and administrative expenses heading.

The Bank periodically assesses the tax positions adopted in tax returns and according to the results of the tax audits held by the control entity determines possible tax eventualities provided it has a present obligation and it is likely that The Bank must part with economic resources to cancel the obligation, for which purpose there must be a reliable estimate of the amount of the obligation. The recorded sums are based on the estimated fair amount that is expected to cover the amount expected to be paid in the future.

Revisions of tax returns must be documented, as well as any uncertain tax positions that are taken in them.

Transfer prices policy

The Bank recognizes operations with economic links applying the Arm's Length Principle. These operations are documented and reported to the tax administration.

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

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available and that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance. The segment information has been prepared following the Bank’s accounting policies as described in the summary of significant accounting policies in Note 2 Significant accounting policies and has been presented consistently with the internal reports provided to the CODM.

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

Tuya S.A. was discontinued in the year ending as of December 31, 2016. The segment information reported on the next pages does not include any amounts for that discontinued operation, which is described in more detail in note 30 discounted operations

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

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

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A. Banking Guatemala also includes operations of the following subsidiaries: Mercom Bank Ltd., Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Tarjeta Agromercantil S.A.

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

Investment in FiduPerú S.A. is classified as Asset held for sale in Statement of Financial Position. For further information, see note 12 Assets held for sale and inventories.

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

This segment provides financial and operational leases activities, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S., Arrendamiento Operativo CIB S.A.C., Transportempo S.A.S. and Capital Investment Safi S.A. This segment also includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

The investment in Arrendamiento Operativo CIB S.A.C. and Capital Investment Safi S.A. are classified as Asset held for sale in Statement of Financial Position. For further information, see note 12 Assets held for sale and inventories.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2017
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking(1)	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(2)	Total after eliminations
	In millions of COP
Total interest and valuation	12,984,301	1,495,446	882,806	865,038	794	94	8,916	444,649	10,201	16,692,245	(6,568)	16,685,677
Interest income on loans and financial leases	12,576,159	1,374,398	830,050	767,986	-	-	-	412,418	13,000	15,974,011	(426)	15,973,585
Total Debt investments	602,304	93,154	31,582	100,193	193	94	15,147	16,329	735	859,731	-	859,731
Derivatives	(54,156)	438	-	-	-	-	(7,661)	6,085	(289)	(55,583)	(6,084)	(61,667)
Total liquidity operations	(140,006)	27,456	21,174	(3,141)	601	-	1,430	9,817	(3,245)	(85,914)	(58)	(85,972)
Interest expenses	(4,791,976)	(523,312)	(256,994)	(348,726)	(102)	-	(72)	(226,304)	(85,928)	(6,233,414)	428	(6,232,986)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	8,192,325	972,134	625,812	516,312	692	94	8,844	218,345	(75,727)	10,458,831	(6,140)	10,452,691
Total credit impairment charges, net	(3,196,065)	(46,468)	(110,018)	(125,877)	(549)	466	(147)	6,541	1,696	(3,470,421)	8,576	(3,461,845)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,996,260	925,666	515,794	390,435	143	560	8,697	224,886	(74,031)	6,988,410	2,436	6,990,846
Revenues (Expenses) from transactions with other operating segments of the Bank	(59,884)	(26,837)	(963)	(972)	(33,024)	16,209	53,075	101,327	(48,931)	-	-	-
Total fees and commission income, net	1,588,246	205,645	170,834	101,565	283,666	28,695	96,703	16,270	12,569	2,504,193	-	2,504,193
Other operating income	673,850	7,784	(6,405)	54,246	13,560	1,886	(11,647)	5,280	874,126	1,612,680	19,666	1,632,346
Dividends received, and share of profits of equity method investees	(53,141)	7,038	324	608	18,249	(70,114)	12,278	(239,328)	(61,156)	(385,242)	651,412	266,170
Joint venture impairment	-	-	-	-	-	(173,339)	-	-	-	(173,339)	-	(173,339)
Total operating income, net	7,145,331	1,119,296	679,584	545,882	282,594	(196,103)	159,106	108,435	702,577	10,546,702	673,514	11,220,216
Operating expenses (3)	(4,717,591)	(569,219)	(383,002)	(343,646)	(113,482)	(34,100)	(101,255)	(56,593)	(430,212)	(6,749,100)	538	(6,748,562)
Impairment, depreciation and amortization	(147,034)	(55,197)	(34,671)	(101,392)	(540)	(133)	(1,398)	(967)	(137,377)	(478,709)	(174)	(478,883)
Total operating expenses	(4,864,625)	(624,416)	(417,673)	(445,038)	(114,022)	(34,233)	(102,653)	(57,560)	(567,589)	(7,227,809)	364	(7,227,445)
Profit before tax	2,280,706	494,880	261,911	100,844	168,572	(230,336)	56,453	50,875	134,988	3,318,893	673,878	3,992,771

(1)	Includes imparment recognition in joint venture Compañía de Financiamiento Tuya S.A.For more information see Note 7 Investments in associates and joint ventures
(2)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(3)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

	For the year ended December 31, 2016
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(1)	Total after eliminations
	In millions of COP
Total interest and valuation	11,586,785	1,399,852	901,757	869,329	827	136	17,160	442,107	30,299	15,248,252	500,553	15,748,805
Interest income on loans and financial leases	11,196,951	1,284,986	844,687	763,031	-	-	-	431,381	25,819	14,546,855	473,487	15,020,342
Total Debt investments	464,504	94,284	48,264	96,081	283	136	18,094	16,205	3,145	740,996	1,718	742,714
Derivatives	(10,197)	3,274	-	5,323	-	-	(2,113)	(7)	(1,030)	(4,750)	-	(4,750)
Total liquidity operations	(64,473)	17,308	8,806	4,894	544	-	1,179	(5,472)	2,365	(34,849)	25,348	(9,501)
Interest expenses	(4,542,701)	(457,611)	(252,011)	(348,219)	(20)	-	(33)	(252,030)	(99,991)	(5,952,616)	(100,484)	(6,053,100)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	7,044,084	942,241	649,746	521,110	807	136	17,127	190,077	(69,692)	9,295,636	400,069	9,695,705
Total credit impairment charges, net	(1,797,848)	(367,781)	(55,985)	(127,839)	(164)	(423)	(25)	(52,294)	871	(2,401,488)	(329,664)	(2,731,152)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,246,236	574,460	593,761	393,271	643	(287)	17,102	137,783	(68,821)	6,894,148	70,405	6,964,553
Revenues (Expenses) from transactions with other operating segments of the Bank	(65,915)	(20,600)	(3,054)	701	(22,893)	12,891	38,677	99,914	(39,721)	-	-	-
Total fees and commission income, net	1,269,298	180,286	158,262	58,745	238,745	19,821	80,060	27,502	13,724	2,046,443	272,521	2,318,964
Other operating income	603,860	18,828	1,302	55,942	13,500	2,285	(9,923)	15,961	874,978	1,576,733	(89,610)	1,487,123
Dividends received, and share of profits of equity method investees	(264,715)	4,692	711	779	16,873	202,062	32,567	(269,096)	(175,595)	(451,722)	628,414	176,692
Total operating income, net	6,788,764	757,666	750,982	509,438	246,868	236,772	158,483	12,064	604,565	10,065,602	881,730	10,947,332
Operating expenses (2)	(4,150,984)	(589,535)	(390,309)	(323,001)	(87,951)	(26,662)	(110,317)	(60,688)	(400,243)	(6,139,690)	(321,551)	(6,461,241)
Impairment, depreciation and amortization	(147,261)	(62,459)	(50,323)	(112,429)	(612)	(93)	(1,980)	(972)	(137,672)	(513,801)	(4,008)	(517,809)
Total operating expenses	(4,298,245)	(651,994)	(440,632)	(435,430)	(88,563)	(26,755)	(112,297)	(61,660)	(537,915)	(6,653,491)	(325,559)	(6,979,050)
Profit before tax	2,490,519	105,672	310,350	74,008	158,305	210,017	46,186	(49,596)	66,650	3,412,111	556,171	3,968,282

(1)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

For the year ended December 31, 2015
	Banking Colombia	Banking Panama	Banking El Salvador	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(1)	Total after eliminations
In millions of COP
Total interest and valuation	8,992,368	1,119,540	728,582	626	287	21,157	291,249	112,858	11,266,667	2,977	11,269,644
Interest income on loans and financial leases	8,785,739	1,041,780	706,582	-	-	-	310,077	109,062	10,953,240	-	10,953,240
Total Debt investments	249,459	64,466	19,747	185	287	14,999	15,502	1,425	366,070	-	366,070
Derivatives	50,362	2,704	-	-	-	5,161	(26,392)	-	31,835	-	31,835
Total liquidity operations	(93,192)	10,590	2,253	441	-	997	(7,938)	2,371	(84,478)	2,977	(81,501)
Interest expenses	(3,192,822)	(363,373)	(187,743)	(367)	(236)	(652)	(215,592)	(77,156)	(4,037,941)	-	(4,037,941)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	5,799,546	756,167	540,839	259	51	20,505	75,657	35,702	7,228,726	2,977	7,231,703
Total credit impairment charges, net	(1,509,519)	(82,344)	(26,933)	(3,204)	127	(177)	(49,830)	(3,219)	(1,675,099)	(2)	(1,675,101)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,290,027	673,823	513,906	(2,945)	178	20,328	25,827	32,483	5,553,627	2,975	5,556,602
Revenues (Expenses) from transactions with other operating segments of the Bank	(68,915)	(6,098)	(8,475)	(21,833)	2,355	31,734	95,495	(24,263)	-	-	-
Total fees and commission income, net	1,347,999	136,372	140,398	218,190	29,327	78,124	32,325	10,334	1,993,069	(25)	1,993,044
Other operating income	483,556	104,448	24	16,507	2,080	(6,325)	16,281	772,959	1,389,530	(16,828)	1,372,702
Dividends received, and share of profits of equity method investees	(40,115)	69,127	1,716	13,573	40,018	(1,473)	(141,261)	(159,583)	(217,998)	429,572	211,574
Total operating income, net	6,012,552	977,672	647,569	223,492	73,958	122,388	28,667	631,930	8,718,228	415,694	9,133,922
Operating expenses (2)	(3,836,019)	(606,582)	(330,362)	(85,918)	(22,635)	(111,255)	(73,425)	(354,811)	(5,421,007)	5	(5,421,002)
Impairment, depreciation and amortization(3)	(247,446)	(49,590)	(27,761)	(466)	(93)	(1,274)	(17,254)	(133,401)	(477,285)	-	(477,285)
Total operating expenses	(4,083,465)	(656,172)	(358,123)	(86,384)	(22,728)	(112,529)	(90,679)	(488,212)	(5,898,292)	5	(5,898,287)
Profit before tax	1,929,087	321,500	289,446	137,108	51,230	9,859	(62,012)	143,718	2,819,936	415,699	3,235,635

(1)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(2)	Includes staff costs, administration and general expenses, contributions and other tax burdens and others.
(3)	The Bank inadvertently inverted the label of the amounts reported for Operating Expenses and Depreciation and Amortization in 2015. There was no impact in total operating expenses or profit before tax.

The following table presents financial information of the total assets and liabilities by operating segment:

For the year ended December 31, 2017
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	142,207,844	28,119,504	12,978,363	12,191,869	493,078	1,423,883	283,171	16,503,973	8,767,762	222,969,447	(19,061,236)	203,908,211
Total liabilities	(125,534,492)	(25,040,470)	(11,318,266)	(10,847,895)	(80,904)	(48,192)	(56,789)	(12,284,687)	(2,300,511)	(187,512,206)	8,033,545	(179,478,661)

For the year ended December 31, 2016
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	133,756,071	27,224,292	12,967,451	11,795,358	412,350	1,462,616	289,563	18,169,041	8,392,706	214,469,448	(18,208,404)	196,261,044
Total liabilities	(117,840,080)	(24,525,160)	(11,278,967)	(10,477,427)	(74,729)	(119,090)	(51,937)	(14,462,907)	(2,145,663)	(180,975,960)	7,191,896	(173,784,064)

The following table presents financial information of the investments in associates and joint ventures by operating segment:

For the year ended December 31, 2017(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	305,187	10,532	226,761	248,156	774,423	1,565,059
Equity method	45,976	316	34,921	21,724	150,665	253,602

(1)	As of December 31, 2017, Banking Panama, Banking Guatemala, Brokerage and off shore did not have investments in associates and joint ventures.

For the year ended December 31, 2016(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	284,516	9,888	208,963	361,079	433,800	1,298,246
Equity method	34,425	702	26,128	(3,923)	2,922	60,254

(1)	As of December 31, 2016, Banking Panama, Banking Guatemala, Brokerage and off shore did not have investments in associates and joint ventures.

For additional information related to investment in associates and joint ventures, see Note 7 Investments in associates and joint ventures.

The following table presents material non-cash items other than depreciation and amortization by segment:

For the year ended December 31, 2017
	Banking Colombia	Banking Panamá	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	163,274	39,486	16,191	7,157	-	-	-	-	24,030	250,138
Provisions	3,422,531	165,651	162,877	138,297	548	(467)	147	(4,449)	(5,576)	3,879,559

For the year ended December 31, 2016
	Banking Colombia	Banking Panamá	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	130,892	44,484	35,466	95,891	-	-	-	-	97,452	404,185
Provisions	2,130,261	381,531	104,864	127,370	164	423	(34)	48,977	5,565	2,799,121

For the year ended December 31, 2015
	Banking Colombia	Banking Panama	Banking El Salvador	Trust	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	97,456	8,102	18,819	-	-	60,665	185,042
Provisions	1,921,873	114,425	65,037	3,241	67,347	8,536	2,180,459

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

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the interest and valuation was originated:

	As of December 31,
Geographic information	2017		2016		2015
	Interest and valuation	Long-lived assets(1)	Interest and valuation	Long-lived assets (1)	Interest and valuation
	In millions of COP
Colombia	13,108,005	4,353,782	11,695,937	4,180,137	9,335,345
Panama	1,986,741	297,832	1,898,058	414,451	1,470,692
Puerto Rico	68,556	388	56,519	551	43,672
Peru(2)	658	115,840	15,753	112,209	19,810
El Salvador	883,538	280,562	902,371	397,065	729,258
Costa Rica	-	80	-	99	-
Guatemala	866,049	166,662	870,283	259,072	-
Total	16,913,547	5,215,146	15,438,921	5,363,584	11,598,777
Eliminations and translation adjustment	(220,667)	5,999,471	309,884	6,075,268	(329,133)
Total, net	16,692,880	11,214,617	15,748,805	11,438,852	11,269,644

(1)	Included foreclosed assets presented within other assets in the statement of financial position, premises and equipment, Investment property and goodwill.
(2)	Investments in FiduPerú, Arrendamiento Operativo CIB S.A.C. and Capital Investment Safi S.A. are classified as Asset held for sale in Statement of Financial Position. For further information, see Note 12 Assets held for sale and inventories

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2017	December 31, 2016
In millions of COP
Cash and balances at central bank
Cash	5,099,252	5,501,532
Due from central banks (1)	6,567,030	5,503,911
Due from other private financial entities	3,541,644	4,908,886
Checks on hold	141,370	102,525
Remittances of domestic negotiated checks in transit	173,827	200,053
Total cash and due from banks	15,523,123	16,216,907
Money market transactions:
Interbank assets	1,761,460	1,606,506
Reverse repurchase agreements and other similar secured loans	881,061	2,636,832
Total money market transactions:	2,642,521	4,243,338
Total cash and cash equivalents	18,165,644	20,460,245

(1)       According to External Resolution Number 005 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain the equivalent of 4,50% of its customer’s deposits with a maturity term less than 18 months as a legal banking reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolusion Number 177 of 2002 issued by the Guatemalian Monetary Board, Grupo Agromercantil Holding trhough its subsidiaria Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits dayly balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. For its part, according to the norm of the banks Number 3-06 of 2000 issued by the Financial System Superintendency of El Salvador, Banco Agrícola must mantain an equivalent amount between 1.00% and 25.00% of its deposits and debt securities in issue average dayly balances as a liquidity reserve, represented in unrestricted deposits or debt securities issued by El Salvador Central Bank. Finally, according to Agreement 004 of 2008 issued by the Banks Superintendency of Panama, Bancolombia Panamá S.A. and Banistmo S.A., must mantain the equivalent of 30.00% of their deposits with a maturity term less than 180 days as a liquidity reserve, represented in liquid assets as deposit accounts, interbank borrowings, sovereign bonds, among others.

As of December 31, 2017 and 2016, there is restricted cash amounting to COP 192,036 and COP 171,561, respectively, included in other assets on the statement of financial position, which represents margin deposits pledged as collateral for derivative contracts traded through clearing houses.

As of December 31, 2017, cash and cash equivalents held by FiduPerú S.A. Sociedad Fiduciaria, Arrendamiento Operativo CIB S.A.C and Capital Investment SAFI S.A. amounting to COP 12,951, COP 6,092 and COP 29, respectively, were classified as assets held for sale. For further information see Note 12. Assets held for sale and inventories.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1 Financial assets investments

The Bank’s securities portfolios at fair value and at amortized cost are listed below, as of December 31, 2017 and 2016:

The detail of the carrying value of the debt securities is as follows:

As of December 31, 2017

Debt securities	Measurement methodology		Total carrying value
	Fair value through profit or loss	Amortized cost
In millions of COP
Securities issued by the Colombian Government	7,003,147	12,965	7,016,112
Securities issued by Foreign Governments	2,471,994	1,050,855	3,522,849
Securities issued by Government entities	36,038	1,926,554	1,962,592
Securities issued by other financial institutions	1,052,776	225,431	1,278,207
Corporate Bonds (1)	137,900	941,763	1,079,663
Total debt securities	10,701,855	4,157,568	14,859,423
Total equity securities			1,517,830
Total financial assets invesments			16,377,253

(1)	Debt securities classified as Corporate Bonds, increased by 104.75% between December 31, 2017 and 2016 due to the purchase of Alternegy S.A. bonds by Banistmo on December 21 of 2017, which have a carrying value of COP 446,047. Banistmo acted as joint arranger with Banco General and underwriters of the bonds issued by Alternergy for an amount of up to US$320 million.

As of December 31, 2016

Debt securities	Measurement methodology		Total carrying value
	Fair value through profit or loss	Amortized cost
In millions of COP
Securities issued by the Colombian Government	4,904,152	-	4,904,152
Securities issued by Foreign Governments	2,429,192	984,675	3,413,867
Securities issued by Government entities	11,904	1,532,784	1,544,688
Securities issued by other financial institutions	1,080,368	201,523	1,281,891
Corporate Bonds	111,946	415,937	527,883
Total debt securities	8,537,562	3,134,919	11,672,481
Total equity securities			1,388,172
Total financial assets invesments			13,060,653

The following tables set forth the debt securities portfolio by maturity:

As of December 31, 2017

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	2,163,682	3,299,116	1,164,689	375,660	7,003,147
Securities issued by Foreign Governments	962,640	408,586	736,105	364,663	2,471,994
Securities issued by Government entities	11,134	14,825	6,946	3,133	36,038
Securities issued by other financial institutions	157,434	250,395	143,353	501,594	1,052,776
Corporate bonds	35,255	16,027	21,419	65,199	137,900
Subtotal	3,330,145	3,988,949	2,072,512	1,310,249	10,701,855
Securities at amortized cost
Securities issued by the Colombia Government	-	12,965	-	-	12,965
Securities issued by Foreign Governments	241,944	184,454	415,229	209,228	1,050,855
Securities issued by Government entities	1,909,363	17,191	-	-	1,926,554
Securities issued by other financial institutions	117,075	68,166	40,190	-	225,431
Corporate bonds	26,668	15,945	148,684	750,466	941,763
Subtotal	2,295,050	298,721	604,103	959,694	4,157,568
Total debt securities	5,625,195	4,287,670	2,676,615	2,269,943	14,859,423

As of December 31, 2016

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,719,326	1,883,790	981,208	319,828	4,904,152
Securities issued by Foreign Governments	925,499	532,628	192,947	778,118	2,429,192
Securities issued by Government entities	77	2,704	5,193	3,930	11,904
Securities issued by other financial institutions	172,571	135,157	87,153	685,487	1,080,368
Corporate bonds	15,818	8,069	15,968	72,091	111,946
Subtotal	2,833,291	2,562,348	1,282,469	1,859,454	8,537,562
Securities at amortized cost
Securities issued by Foreign Governments	103,889	105,032	507,817	267,937	984,675
Securities issued by Government entities	1,523,571	9,213	-	-	1,532,784
Securities issued by other financial institutions	57,623	113,150	-	30,750	201,523
Corporate bonds	-	70,464	-	345,473	415,937
Subtotal	1,685,083	297,859	507,817	644,160	3,134,919
Total debt securities	4,518,374	2,860,207	1,790,286	2,503,614	11,672,481

For further information related to disclosures of the fair value of securities, please see Note 29 Fair value of assets and liabilities.

The following table shows the fair value of equity securities:

Equity securities	Carrying amount
	December 31, 2017	December 31, 2016
In millions of COP
Total of securities at fair value through profit or loss	988,455	895,425
Total of securities at fair value through OCI	529,375	492,747
Total equity securities	1,517,830	1,388,172

The investment securities held by Capital Investment SAFI S.A. y FiduPerú S.A. were considered as assets held for sale at 2017, amounting to COP 1,345 y COP 1,141 respectively. In 2016, those investment securities are mesured at fair value through profit or loss. For further information, see Note 12 Assets held for sale and inventories.

The Bank has recognized in the consolidated statement of comprehensive income COP 38,884 in 2017, COP 232,617 in 2016 and COP 137,323 in 2015 related to equity securities and trust funds at fair value through OCI. See consolidated statement of comprehensive income.

Equity securities that have been designated to be measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through other comprehensive income analyzed by listing status:

Equity securities	Carrying amount
	December 31, 2017	December 31, 2016
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia (1)	76,178	17,479
Equity securities listed elsewhere	5,766	10,732
Equity securities unlisted	447,431	464,536
Total equity securities at fair value through OCI	529,375	492,747

(1)	Equity securities measured at fair value through other comprenhensive income (OCI) and listed in Colombia, increased between December 31, 2017 and 2016 due to the merger between Bolsa de Valores de Colombia (listed company) and Deceval (unlisted). The new investment in Bolsa de Valores de Colombia is classified as listed in Colombia.

During 2017 and 2016 no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2017, 2016 and 2015 amounted to COP 11,951, COP 9,317 and COP 9,605, respectively. See Note 24.5 Dividends received, and share of profits of equity method investees

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2017 and 2016 is as follows:

As of December 31, 2017

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in repo operations
Securities issued by the Colombian Government	Greater twelve months	TES - Fixed rate	1,744,736
Securities issued by the Colombian Government	Between six and twelve months	TES - Fixed rate	877,673
Subtotal investments pledged as collateral in repo operations			2,622,409
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Greater twelve months	TES - Fixed rate	78,688
Securities issued by the Colombian Government	Between six and twelve months	TES - Fixed rate	40,247
Subtotal investments pledged as collateral in derivative operations			118,935
Total securities pledged as collateral			2,741,344

As of December 31, 2016

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in repo operations
Securities issued by the Colombian Government	Greater 12 months	TES-Fixed rate	783,688
Securities issued by the Colombian Government	Between 3 and 6 months	TES-Fixed rate	63,102
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	3,212
Securities issued by the Colombian Government	Less than 3 months	TES-Fixed rate	68,648
Subtotal investments pledged as collateral in repo operations			918,650
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Greater 12 months	TES-Fixed rate	147,221
Securities issued by the Colombian Government	Between 3 and 6 months	TES- Fixed rate	22,037
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Fixed rate	2,263
Securities issued by the Colombian Government	Less than 3 months	TES-Fixed rate	47,285
Subtotal investments pledged as collateral in derivative operations			218,806
Total securities pledged as collateral			1,137,456

5.2 Derivative financial instruments

The Bank derivative activities do not give rise to significant open positions in portfolios of derivatives. The Bank enters into derivative transactions to facilitate customer business, for hedging purposes and arbitrage activities, such as forwards, options or swaps where the underlying are exchange rates, interest rates and securities.

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

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Note 31 Risk Management.

The following table sets forth for the Bank’s derivatives by type of risk as of December 31, 2017 and 2016:

Derivatives	December 31, 2017	December 31, 2016
In Millions of COP
Forwards
Assets
Foreign exchange contracts	172,310	313,566
Equity contracts	372	3,425
Subtotal Assets	172,682	316,991
Liabilities
Foreign exchange contracts	(142,976)	(323,923)
Equity contracts	(4,470)	(3,110)
Subtotal Liabilities	(147,446)	(327,033)
Total Forwards	25,236	(10,042)
Swaps
Assets
Foreign exchange contracts	672,558	1,127,474
Interest rate contracts	274,137	186,208
Subtotal Assets	946,695	1,313,682
Liabilities
Foreign exchange contracts	(505,823)	(749,082)
Interest rate contracts	(275,641)	(192,344)
Subtotal Liabilities	(781,464)	(941,426)
Total Swaps	165,231	372,256
Options
Assets
Foreign exchange contracts	14,995	47,297
Subtotal Assets	14,995	47,297
Liabilities
Foreign exchange contracts	(16,943)	(42,961)
Subtotal Liabilities	(16,943)	(42,961)
Total Options	(1,948)	4,336
Futures
Liabilities
Equity contracts	-	(1,030)
Subtotal Liabilities	-	(1,030)
Total Futures	-	(1,030)
Derivative Assets	1,134,372	1,677,970
Derivative Liabilities	(945,853)	(1,312,450)
Total, net	188,519	365,520

The table below present the notional amounts of the derivatives contracts as of December 31, 2017 and 2016:

Derivatives	December 31, 2017	December 31, 2016
In Millions of COP
Forwards
Assets
Foreign exchange contracts	11,618,005	14,466,226
Equity contracts	1,010,557	696,348
Subtotal Assets	12,628,562	15,162,574
Liabilities
Foreign exchange contracts	(10,276,967)	(13,637,335)
Equity contracts	(1,796,020)	(676,226)
Subtotal Liabilities	(12,072,987)	(14,313,561)
Total Forwards	555,575	849,013
Swaps
Assets
Foreign exchange contracts	6,188,880	6,021,266
Interest rate contracts	16,315,701	15,109,435
Subtotal Assets	22,504,581	21,130,701
Liabilities
Foreign exchange contracts	(4,163,466)	(3,614,135)
Interest rate contracts	(15,850,149)	(13,249,703)
Subtotal Liabilities	(20,013,615)	(16,863,838)
Total Swaps	2,490,966	4,266,863
Options
Assets
Foreign exchange contracts	697,346	1,186,605
Subtotal Assets	697,346	1,186,605
Liabilities
Foreign exchange contracts	(682,197)	(1,171,719)
Subtotal Liabilities	(682,197)	(1,171,719)
Total Options	15,149	14,886
Futures
Assets
Foreign exchange contracts	3,772,283	3,078,756
Equity contracts	175,500	316,000
Subtotal Assets	3,947,783	3,394,756
Liabilities
Equity contracts	-	(117,235)
Subtotal Liabilities	-	(117,235)
Total Futures	3,947,783	3,277,521
Derivative Assets	39,778,272	40,874,636
Derivative Liabilities	(32,768,799)	(32,466,353)
Total, net	7,009,473	8,408,283

The following table sets forth the remaining contractual life of the derivative portfolio:

As of December 31, 2017

	Forwards	Swaps	Options	Futures	Total
In millions of COP
Assets	172,682	946,695	14,995	-	1,134,372
Up to 1 year	170,299	240,690	14,229	-	425,218
From 1 to 3 years	2,383	339,934	766	-	343,083
Over 3 years	-	366,071	-	-	366,071
Liabilities	(147,446)	(781,464)	(16,943)	-	(945,853)
Up to 1 year	(141,326)	(135,749)	(15,836)	-	(292,911)
From 1 to 3 years	(6,120)	(321,708)	(1,107)	-	(328,935)
Over 3 years	-	(324,007)	-	-	(324,007)
Total	25,236	165,231	(1,948)	-	188,519

As of December 31, 2016

	Forwards	Swaps	Options	Futures	Total
In millions of COP
Assets	316,991	1,313,682	47,297	-	1,677,970
Up to 1 year	309,036	490,848	44,478	-	844,362
From 1 to 3 years	7,900	444,120	2,819	-	454,839
Over 3 years	55	378,714	-	-	378,769
Liabilities	(327,033)	(941,426)	(42,961)	(1,030)	(1,312,450)
Up to 1 year	(311,382)	(167,025)	(40,686)	(1,030)	(520,123)
From 1 to 3 years	(15,623)	(431,814)	(2,275)	-	(449,712)
Over 3 years	(28)	(342,587)	-	-	(342,615)
Total	(10,042)	372,256	4,336	(1,030)	365,520

Collateral for derivatives

The table below presents the cash collateral amounts posted under derivatives contracts as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
In millions of COP
Collateral	264,700	343,334

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

Fair value hedging

As of December 31, 2017 and 2016, Banistmo has designated 12 and 8 asset derivative contracts (Interest rate swaps), respectively, as fair value hedging instruments with maturity dates ranging from September 2019 to December 2027.

As of December 31, 2017 and 2016, Banistmo has designated 5 and 6 liability derivative contracts (Interest rate swaps), respectively, as fair value hedging instruments with maturity dates ranging from September 2019 to April 2026. The notional amount and the fair value of those instruments are as follows:

	December 31, 2017	December 31, 2016
In millions of COP
Notional amount	304,159	305,862
Fair value	(1,769)	(5,170)

	December 31, 2017	December 31, 2016
In thousands of USD
Notional amount	101,930	101,930
Fair value	(593)	(1,723)

All fair value hedging instruments are included in the line “Derivative financial instruments” in the statement of financial position.

The following table sets forth the notional amount and fair value of the hedged item recognized in the statement of financial position as ‘Financial assets investments’, as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
In millions of COP
Notional amount	304,159	305,862
Fair value	341,229	340,511

	December 31, 2017	December 31, 2016
In thousands of USD
Notional amount	101,930	101,930
Fair value	114,353	113,477

The amount of hedge ineffectiveness of fair value hedges amounted to COP 3,094 COP 2,779 and COP (3,110) for the periods ended December 31, 2017, 2016 and 2015, respectively.

The change in fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness for the period ended December 31, 2017 and 2016 amounting to COP 2,614 and COP 3,493, respectively

Cash flow hedging

As of December 31, 2016 the Bank had reclassified from other comprehensive income to net income the net amount of COP (12,112) arising from the settlement of the derivative contract swap interest rate designated as cash flow hedge. As of December 31, 2015 the Bank had reclassified from other comprehensive income to net income the net amount of COP 6,378 in connection with the effective portion of the cash flow hedges.

Banistmo entered into cash flow hedge contracts until March 2016. The Bank has not carried out new cash flow hedge operations.

Net foreign investment

Exchange differences relating to the translation of the results and net assets of Banistmo operations from its functional currency (dollar) to the Bank's presentation currency (Colombian pesos) are recognized directly in other comprehensive income by the Parent Company. Gains and losses on debt securities in issue which were designated as hedging instruments for hedges of net investments in foreign operations are included in the foreign currency translation reserve. The adjustment recognized in other comprehensive income amounted to COP 36,762, COP 327,272 and COP (1,665,422), for the years ended at December 31, 2017, 2016 and 2015, respectively.

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

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2017 and 2016 by derivative and by risk:

As of December 31, 2017

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	672,558	(505,823)
Forwards	172,310	(142,976)
Options	14,995	(16,943)
Interest rate contracts
Swaps	274,137	(275,641)
Equity contracts
Forwards	372	(4,470)
Gross derivative assets/liabilities	1,134,372	(945,853)
Offsetting of derivatives	-	-
Derivative financial instruments in statement of financial position	1,134,372	(945,853)
Master netting agreements	(894,863)	945,853
Cash collateral received/paid	(239,509)	-
Total derivative financial instruments assetss/ liabilities	-	-

As of December 31, 2016

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	1,127,474	(749,082)
Forwards	313,566	(323,923)
Options	47,297	(42,961)
Interest rate contracts
Swaps	186,208	(192,344)
Equity contracts
Forwards	3,425	(3,110)
Futures	-	(1,030)
Gross derivative assets/liabilities	1,677,970	(1,312,450)
Offsetting of derivatives	-	-
Derivative financial instruments in statement of financial position	1,677,970	(1,312,450)
Master netting agreements	(1,221,565)	1,312,450
Cash collateral received/paid	(343,334)	-
Total derivative financial instruments assetss/ liabilities	113,071	-

For further information about offsetting of other financial assets and liabilities see Note 15 Interbank deposits and repurchase agreements and other similar secured borrowing.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS AND FINANCIAL INSTITUTIONS, NET

Loans and financial leasing operating portfolio

The following is the composition of the loans and financial leasing operations portfolio as of December 31, 2017 and 2016:

Composition	December 31, 2017	December 31, 2016
In millions of COP
Commercial (1)	88,997,241	86,259,708
Consumer	27,646,114	23,925,279
Mortgage	20,512,208	19,155,852
Financial Leases	22,248,951	21,343,923
Small Business Loans	1,063,580	1,062,724
Total gross loans and Financial Leases	160,468,094	151,747,486
Total allowance	(8,223,103)	(6,621,911)
Total Net Loans and financial leases	152,244,991	145,125,575

(1)	Includes loans to financial institutions amounting to COP 7,862,401 and COP 6,217,825 as of December 31, 2017 and December 31, 2016, respectively.

For more details on the composition of the loans and financial leasing operations portfolio, see Note 31 Risk Management.

Allowance for loans losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2017, 2016 and 2015:

As of December 31, 2017

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
+Balance at beginning of period	3,499,791	1,791,123	653,936	567,046	110,015	6,621,911
+ Provisions for loan losses (1)	3,594,310	2,310,518	284,392	276,687	119,690	6,585,597
- Charges-off	(792,145)	(1,302,630)	(37,677)	(77,762)	(65,086)	(2,275,300)
- Recoveries (1)	(1,783,649)	(510,684)	(253,578)	(133,986)	(24,141)	(2,706,038)
+/- Translation adjustment	(4,127)	3,502	(1,972)	(583)	113	(3,067)
= Balance at end of year	4,514,180	2,291,829	645,101	631,402	140,591	8,223,103

(1)	The provision for loan losses, net COP 3,879,559 differs from the COP 3,468,699 presents in the line “Credit impairment charges on loans and advances and financial leases, net” of the Consolidated Statement of Income, in the amount of COP 410,860 due to the recovery of charged-off loans.

As of December 31, 2016

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
+Balance at beginning of period	2,694,965	1,321,281	572,772	579,151	80,586	5,248,755
+Allowance for loan of PA Leasing	-	-	-	27,825	-	27,825
+ Provisions for loan losses (1)	2,684,559	1,922,315	225,291	221,694	95,272	5,149,131
- Charges-off	(489,573)	(902,400)	(24,619)	(74,900)	(41,710)	(1,533,202)
- Recoveries (1)	(1,379,288)	(525,510)	(109,912)	(180,537)	(23,645)	(2,218,892)
+/- Translation adjustment	(10,872)	(24,563)	(9,596)	(6,187)	(488)	(51,706)
= Balance at end of year	3,499,791	1,791,123	653,936	567,046	110,015	6,621,911

(1)	The provision for loan losses, net COP 2,930,239 differs from the COP 2,643,710 presents in the line “Credit impairment charges on loans and advances and financial leases, net” of the Consolidated Statement of Income, in the amount of COP 286,529 due to the recovery of charged-off loans.

The sale of Compañia de Financiamiento Tuya S.A took place on October 31, 2016. The amounts recognized until that date are presented in the line “Net income from discontinued operations” of the Statement of Income, the following table is the movement associated with this company:

Concept	December 31, 2016
+Balance at beginning of period	351,375
+ Provisions for loan losses (*)	465,947
- Charges-off	(228,757)
- Recoveries (*)	(147,668)
= Balance at end of year	440,897

(*)	The provision for loan losses net of COP 318,279 differs from the COP 323,290 presented in “Credit impairment charges on loans and advances and financial leases, net" in note 30. Discontinued operations, in the amount of COP 5,011 due to provision on off balance sheet credit exposures that is accounted for as a liability under IAS 37.

As of December 31, 2015

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
+Balance at beginning of period	2,360,488	1,479,460	456,983	415,766	76,560	4,789,257
- Discontinued operations(1)	-	(282,098)	-	-	-	(282,098)
+ Provisions for loan losses (2)	2,671,337	697,282	145,663	498,092	47,880	4,060,254
- Charges-off	(711,257)	(629,628)	(12,765)	(31,723)	(36,682)	(1,422,055)
- Recoveries(2)	(1,709,293)	(64,340)	(63,632)	(328,183)	(9,947)	(2,175,395)
+/- Translation adjustment	83,690	120,605	46,523	25,199	2,775	278,792
= Balance at end of year	2,694,965	1,321,281	572,772	579,151	80,586	5,248,755

(1)	As of December 31, 2015, Compañía de Financiamiento Tuya S.A. was considered as a discontinued operation, see Note 30 Discontinued Operation. In October 2016, this sale was completed.
(2)	The provision for loan losses, net COP 1,884,859 differs from the COP 1,667,680 presented in the line “Credit impairment charges on loans and advances and financial leases, net” of the Consolidated Statement of Income in the amount of COP 217,179 due to the recovery of charged-off loans.

The changes in the allowance for loan losses for Tuya as of December 31, 2015 is as follows:

Concept	December 31, 2015
+Balance at beginning of period	282,098
+ Provisions for loan losses (*)	446,614
- Charges-off	(236,196)
- Recoveries (*)	(141,141)
= Balance at end of year	351,375

(*)	The provision for loan losses net of COP 305,473 differs from the COP 324,309 presented in “Credit impairment charges on loans and advances and financial leases, net” in note 30 discontinued operations, in the amount of COP 18,836 due to the expense of the contingent component of credit cards.

Leasing operations:

Finance leases - lessor

The Bank has subscribed lease agreements as lessor. These leases arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between one and twenty years, as follows:

As of December 31, 2017

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Within 1 year	759,852	526,604
Over 1 year, but less than 5 years	7,842,992	6,188,894
Over 5 years	22,212,438	15,533,453
Total gross investment in finance lease receivable/ present value of minimum payments	30,815,282	22,248,951
Less: Future financial income (1)	(8,566,331)	-
Present value of payments receivable	22,248,951	22,248,951
Minimum non-collectable payments impairment	(447,361)	(447,361)
Total	21,801,590	21,801,590

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

As of December 31, 2016

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Within 1 year	835,177	570,504
Over 1 year, but less than 5 years	8,597,818	6,667,322
Over 5 years	20,699,269	14,106,097
Total gross investment in finance lease receivable/ present value of minimum payments	30,132,264	21,343,923
Less: Future financial income (1)	(8,788,341)	-
Present value of payments receivable	21,343,923	21,343,923
Minimum non-collectable payments impairment	(518,992)	(518,992)
Total	20,824,931	20,824,931

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

Unsecured residual value (*)

The following table sets the unsecured residual values by type of asset as of December 31, 2017 and 2016:

Type of asset	December 31, 2017	December 31, 2016
In millions of COP
Automobile	26,841	4,264
Technology	20,921	19,061
Machinery and equipment	8,627	41,244
Furniture and fixtures	62	45
Total	56,451	64,614

(*)	The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.

Operating leases - lessor

Certain of the Bank’s subsidiaries leases assets to third parties under non-cancelable leases arrangements. Assets provided through operating leases are recorded as property, plant and equipment. The terms established for these agreements range from one to ten years.

The following table presents the information of minimum payments by lease to be received:

	December 31, 2017	December 31, 2016
In millions of COP
Within 1 year	110,993	140,883
Over 1 year, but less than 5 years	960,037	823,035
Over 5 years	154,996	138,769
Total	1,226,026	1,102,687

NOTE 7. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2017	December 31, 2016
In millions of COP
Investments in associates (1)	1,327,610	940,364
Investments in Joint ventures	237,449	357,882
Total	1,565,059	1,298,246

(1)	As of December 31, 2017 and 2016, the amount includes investments in associates at fair value for COP 757,886 and COP 434,318, respectively and investments in associates at equity value COP 569,724 and COP 506,046 respectively. See note 29 Fair value of assets and liabilities.

The following are the investments in associates that the Bank holds as of December 31, 2017 and 2016:

As of December 31, 2017

Investments in Associates
Company Name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	OCI (CTA)(4)	Carrying amount
In millions of COP
PA Viva Malls	Development and operation of commercial spaces	Colombia	49.00% (5)	144,146	-	-	-	757,886
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	72,576	12,465	1,236	-	471,312
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	3,305	(1,389)	(768)	-	35,346
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	1,906	(651)	-	-	17,951
Internacional Ejecutiva de Aviación S.A.S. *	Aircraft and aircraft travel	Colombia	33.33%	1,071	209	-	-	10,707
Concesiones CCFC S.A.	Construction of public works through an awarding system	Colombia	25.50%	6,756	(756)	(3)	-	9,383
ACH Colombia S.A. *	Electronic transfer services	Colombia	19.94%	3,109	(952)	-	-	7,338
Reintegra S.A.S. *	Collections and recovery of portfolio	Colombia	46.00%	1,471	1,742	(1,754)	-	7,155
Servicio Salvadoreño de Protección, S. A. de C.V. *	Custodial services and transfer of monetary types	El Salvador	24.40%	418	(727)	238	153	6,219
Servicios Financieros, S.A. de C.V. *	Processing of financial transactions and electronic payment methods	El Salvador	46.72%	(226)	9	-	(5)	3,302
ACH de El Salvador, S. A. de C.V. *	Electronic transfer services	El Salvador	24.40%	123	6	-	(1)	1,011
Panamerican Pharmaceutical Holding Inc.(6) *	Advisory services, consultation, representation, agent for individuals or company	Panama	21.00%	(1,171)	(1,417)	196	(67)	-
Avefarma S.A.S(6)*	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	6,307	(11,704)	(10,831)	-	-
Glassfarma Tech S.A.S (6) *	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	(458)	127	139	-	-
Net investments in associates				239,333	(3,038)	(11,547)(7)	80	1,327,610

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2017. See note 24.5 Dividends received, and share of profits of equity method investees
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2017.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2017.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2017.
(5)	As of December 31, 2017 the increses of ownership interest is related to capital contributions during the year 2017
(6)	As of December 31, 2017 the Bank classified the investment in Avefarma S.A.S., Glassfarma Tech S.A.S and Panamerican Pharmaceutical Holding inc as "assets held for sale", due to the fact that the management has currently been implementing a plan to sell these assets. See note 12 assets held for sale and inventories.
(7)	See Consolidated Statement of Comprehensive income.

(*)	For the purposes of applying the equity method of accounting, financial statements at November 30, 2017 have been used, except for Redeban Multicolor S.A., for which we use the financial statements ended at October 31, 2017. However, the Bank does not consider that appropriate adjustments have to be made since no significant transactions took place between that date and December 31, 2017.

As of December 31, 2016

Investments in Associates
Company Name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	OCI (CTA)(4)	Carrying amount
In millions of COP
Protección S.A.*	Administration of pension funds and severances	Colombia	20.58%	54,304	11,229	725	-	434,318
PA Viva Malls (5)	Development and operation of commercial spaces	Colombia	30.68%	-	-	-	-	388,595
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	2,619	(621)	11	-	35,930
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	319	(651)	(49)	-	17,006
Avefarma S.A.S*	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	(2,378)	(873)	(1,202)	-	12,079
Panamerican Pharmaceutical Holding Inc.*	Advisory services, consultation, representation, agent for individuals or company	Panama	21.00%	(1,196)	(1,613)	(1,863)	2,934	9,820
Internacional Ejecutiva de Aviación S.A.S.*	Aircraft and aircraft travel	Colombia	33.33%	1,038	209	209	-	9,636
Reintegra S.A.S.*	Collections and recovery of portfolio	Colombia	46.00%	(1,309)	3,496	805	-	8,604
ACH Colombia S.A.*	Electronic transfer services	Colombia	19.94%	3,129	(952)	(878)	-	6,223
Concesiones CCFC S.A.*	Construction of public works through an awarding system	Colombia	25.50%	6,606	(753)	(4)	-	5,742
Servicio Salvadoreño de Protección, S. A. de C.V.*	Custodial services and transfer of monetary types	El Salvador	24.40%	436	(965)	957	13	5,448
Servicios Financieros, S.A. de C.V.*	Processing of financial transactions and electronic payment methods	El Salvador	46.72%	56	9	(93)	62	3,550
Glassfarma Tech S.A.S*	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	425	(12)	(348)	-	2,522
ACH de El Salvador, S. A. de C.V.*	Electronic transfer services	El Salvador	24.40%	210	6	(58)	20	891
Multiactivos S.A. (6)	Securitization of non-mortgage assets	Colombia	-	183	-	70	-	-
Concesiones Urbanas S.A. (winding up) (7)	Construction of civil engineering projects	Colombia	-	(141)	-	-	-	-
Net investments in associates				64,301	8,509	(1,718)(8)	3,029	940,364

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2016. See note 24.5 Dividends received, and share of profits of equity method investees
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2016.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2016.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2016.
(5)	PA Viva Malls, an investment in an associate of Fondo inmobiliario Colombia Inmobiliario which contributed COP 388,595 in December 2016 to participate in 49% of the company. In partnership with Grupo Éxito, which owns 51%, the company's corporate purpose will be the development and management of real estate.
(6)	On October 19, 2016 Multiactivos S.A was wound up.
(7)	On November 23, 2016 Concesiones Urbanas S.A was wound up.
(8)	See Consolidated Statement of Comprehensive income

(*)	For the purposes of applying the equity method of accounting, financial statements at November 30, 2016 have been used, due to the fact that no more recent financial information was available. However, the Bank does not consider that appropriate adjustments have to be made since no significant transactions took place between that date and December 31, 2016.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2017 and 2016:

As of December 31, 2017

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millions of COP
PA Viva Malls(1)	1,262,837	29,499	380,612	235,647	35,278
Protección S.A.(2)	2,125,552	663,326	1,227,139	343,345	36,825
Titularizadora Colombiana S.A. Hitos	614,032	487,073	35,714	8,161	3,121

As of December 31, 2016

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millions of COP
Protección S.A.(2)	1,901,016	618,573	1,115,206	226,554	34,163
Titularizadora Colombiana S.A. Hitos	500,950	371,827	34,185	8,019	3,873

(1)	The difference between the net assets of P.A. Viva Malls multiplied by the Bank’s percentage of ownership which amounted to COP 604,336 for the year ended at December 31, 2017 and the carrying amount of the Bank’s interest in the associate, represents an adjustment amounted to COP 153,550 related to contractual terms with respect to the recognition of benefits.
(2)	The difference between the net assets of Protección S.A. multiplied by the Bank’s percentage of ownership which amounted to COP 300,926 and COP 263,927 for the years ended at December 31, 2017 and 2016, respectively and the carrying amount of the Bank’s interest in the associate; represents the goodwill recognized by the Bank amounting to COP 170,434.

As of December 31, 2017 and 2016, there are no restrictions on the ability of the associates to transfer funds to the Bank in the form of cash dividends.

The following are the Joint ventures that the Bank holds as of December 31, 2017 and 2016:

December 31, 2017

Company Name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	Carrying amount
In millions of COP
Compañía de financiamiento Tuya S.A (4)	Financing company	Colombia	50.00%	20,778	-	-	225,548
Puntos Colombia S.A.S (5)	Administration of the customers loyalty	Colombia	50.00%	(1,787)	-	-	7,213
Servicios de Aceptación S.A	Network data transmission services	Colombia	50.00%	1,663	-	-	4,688
Fideicomiso Ruta del Sol - compartimento A(6)	Investment in infrastructure projects	Colombia	50.00%	(6,385)	13	-	-
Net investments in joint ventures				14,269	13	-	237,449

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2017. See note 24.5 Dividends received, and share of profits of equity method investees
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2017.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2017.
(4)	On December 2017, given the continued impairment of the consumer loans portfolio of the company during 2017, the Bank management performed a valuation, to establish the fair value of the Compañía de Financiamiento TUYA S.A.As a result of the valuation, the fair value of the investment was lower than the book value, for this, the Bank recorded an impairment in the statement of income for COP 173,339. See note 29 Fair value for assets and liabilities.
(5)	In June 2017, Banca de Inversión Bancolombia formed a joint venture with Grupo Éxito. The purpose of the company is the developing and administration of customer.
(6)	Given the losses of Fideicomiso Ruta del Sol - compartimento A for the year 2017, the recognition of the equity method resulting in a reduction of the total book value of the investment.

December 31, 2016

Company Name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	Carrying amount
In millions of COP
Compañía de financiamiento Tuya S.A (4)	Financing company	Colombia	50%	(7,801)	-	-	348,480
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects	Colombia	50%	778	13	-	6,376
Servicios de Aceptación S.A (5)	Network data transmission services	Colombia	50%	2,976	-	-	3,026
Net investments in joint ventures				(4,047)	13	-	357,882

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2016. See note 24.5 Dividends received, and share of profits of equity method investees
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2016.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2016.
(4)	On October 30, 2016 the Bank sold 50% of Compañía de Financiemiento TUYA S.A. The table above presents the recognition of the Equity Method after loss of control. The difference between the net assets of Tuya multiplied by the Bank’s percentage of ownership which amounted to COP 22,550 for the year ended at December 31, 2017 and the carrying amount of the Bank’s interest in the associate, represents the goodwill recognized by the Bank amounting to COP 275,930.
(5)	In June 2016. Joint venture with First Data was created with the purpose of generating an alliance that promotes the business of using credit and debit cards in commercial establishments.

The following is complementary information regarding the Bank’s most significant joint ventures as of December 31, 2017 and 2016:

December 31, 2017

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millons of COP
Compañía de financiamiento TUYA S.A.	2,571,106	2,293,239	1,344,712	41,556	371

December 31, 2016

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millons of COP
Compañía de financiamiento TUYA S.A.	2,474,730	2,329,631	1,153,155	(13,257)	-

As of December 31, 2017, the Bank recorded a contingent liability COP 12,342 regarding its interest in Fideicomiso Ruta del Sol - Compartimiento A.

As of December 31, 2015 the Bank has recognized COP 122,477 as equity method in the statement of income, COP 23,781 as other comprehensive income from equity method and COP 1,514 as other comprehensive income from currency translation adjustment. Additionally, during 2015, the Bank received dividends amounting to COP 30,320 from its significant associates.

As of December 31, 2017 and 2016, there are no restrictions on the ability of the joint ventures to transfer funds to the Bank in the Form of cash dividends.

NOTE 8. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill are as follows:

	December 31, 2017	December 31, 2016
In millions of COP
Intangible assets	535,465	563,942
Goodwill	6,095,959	6,130,095
Total	6,631,424	6,694,037

8.1. Intangible assets

The following table sets forth the Bank's intangible assets as of December 31, 2017 and 2016, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2017

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2017	17,741	503,094	324,495	845,330
Acquisitions	-	70,681	-	70,681
Write off	-	(24,296)	-	(24,296)
Foreign currency translation adjustment	(99)	(1,798)	(1,807)	(3,704)
Balance at December 31, 2017	17,642	547,681	322,688	888,011

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2017	(2,533)	(204,296)	(74,559)	(281,388)
Write off	-	44,690	-	44,690
Amortization expense	(2,493)	(50,673)	(63,586)	(116,752)
Foreign currency translation adjustment	(14)	1,008	(90)	904
Balance at December 31, 2017	(5,040)	(209,271)	(138,235)	(352,546)

Intangible assets at December 31, 2017, net	12,602	338,410	184,453	535,465

As of December 31, 2016

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2016	18,620	1,032,334	340,582	1,391,536
Acquisitions	-	122,729	-	122,729
Write off (1)	-	(636,826)	-	(636,826)
Foreign currency translation adjustment	(879)	(15,143)	(16,087)	(32,109)
Balance at December 31, 2016	17,741	503,094	324,495	845,330

1.	In 2016, the Parent Company noticed that some licenses, software and computer applications amounting to COP 549,191 were recognized on the balance sheet even though their useful life were completely amortized and the Bank did not use them for several years. This amount has been written off.

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2016	-	(783,950)	-	(783,950)
Write off	-	641,989	-	641,989
Amortization expense	(2,578)	(71,540)	(75,658)	(149,776)
Foreign currency translation adjustment	45	9,205	1,099	10,349
Balance at December 31, 2016	(2,533)	(204,296)	(74,559)	(281,388)

Intangible assets at December 31, 2016, net	15,208	298,798	249,936	563,942

As of December 31, 2017 and 2016, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs related to software development

During the period ending at December 31, 2017, 2016 and 2015, the Bank incurred in costs that are directly related to software development amounted to COP 422, COP 16,715 and COP 8,344. These costs were incurred during the analysis and design of particular solutions in connection with the updating and replacement of the mortgage core factoring and the implementation of SQL Reporting Services. The expenses were recorded mainly as fees paid in the line ‘Other administrative and general expenses’ of the consolidated statement of income.

Intangibles which did not meet the criteria to be recognized as assets

As of December 31, 2017, 2016 and 2015, the Bank has recognized in the statement of income the amount of COP 23,180, COP 16,217 and 3,583, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

8.2 Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2017	December 31, 2016
In millions of COP
Balance at beginning of the year, net	6,130,095	6,484,669
Effect of change in foreign exchange rate	(34,136)	(354,574)
Balance at end of the year, net	6,095,959	6,130,095

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

Operating segment	Goodwill 2017	Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)
Banking El Salvador	COP 842,126	Discounted cash flow	5 years plan	12.30%	3.40%
Banking Panama	COP 4,557,380	Discounted cash flow	5 years plan	8.90%	6.70%
Banking Guatemala	COP 696,453	Discounted cash flow	5 years plan	11.30%	5.30%

In 2017 and 2016, the Bank tested the aforementioned goodwill for impairment purposes at operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represent a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensure the alignment with the approach used by the CODM to make decisions about resources to be allocated to the segments and assess its performance.

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

As of December 31, 2017

Banking Panama

Growth rate	Discount rate
	9.15%	8.90%	8.65%
6.70%	COP 9,750,408	COP 10,939,812	COP 12,435,319

Discount rate	Growth rate
	6.45%	6.70%	6.95%
8.90%	COP 10,161,356	COP 10,939,812	COP 11,917,875

Banking El Salvador

Growth rate	Discount rate
	12.55%	12.30%	12,05%
3.40%	COP 2,520,931	COP 2,588,656	COP 2,660,269

Discount rate	Growth rate
	3.15%	3.40%	3.65%
12.30%	COP 2,564,330	COP 2,588,656	COP 2,614,375

Banking Guatemala

Growth rate	Discount rate
	11.55%	11.30%	11.05%
5.30%	COP 2,239,238	COP 2,339,936	COP 2,449,482

Discount rate	Growth rate
	5.05%	5.30%	5.55%
11.30%	COP 2,295,042	COP 2,339,936	COP 2,388,737

As of December 31, 2016

Banking Panama

Growth rate	Discount rate
	9.75%	9.50%	9.25%
6.60%	COP 8,690,384	COP 9,444,020	COP 10,339,834

Discount rate	Growth rate
	6.35%	6.60%	6.85%
9.50%	COP 8,950,634	COP 9,444,020	COP 10,030,497

Banking El Salvador

Growth rate	Discount rate
	12.45%	12.20%	11.95%
3.40%	COP 2,736,320	COP 2,803,464	COP 2,874,488

Discount rate	Growth rate
	3.15%	3.40%	3.65%
12.20%	COP 2,774,994	COP 2,803,464	COP 2,833,601

Banking Guatemala

Growth rate	Discount rate
	11.85%	11.60%	11.35%
5.30%	COP 2,096,380	COP 2,187,604	COP 2,286,466

Discount rate	Growth rate
	5.05%	5.30%	5.55%
11.60%	COP 2,150,867	COP 2,187,604	COP 2,227,376

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

In September 2015, the Share Purchase Agreement aforementioned was modified, BFC agreed to sell 40,540,000 common shares of Grupo Agromercantil (equivalent to 20% of the subscribed and paid capital) to Bancolombia Panama. The consideration paid in cash by Bancolombia Panama was USD 151,500.

The acquisition achieved in stages of GAH and its subsidiaries was accounted for under the acquisition method in accordance with IFRS 3. Accordingly, the Bank remeasured its previously held equity interest in GAH at its acquisition-date fair value and recognized the resulting gain or loss considering any other comprehensive income previously recorded related to currency translation adjustment and equity method adjustment. The purchase price was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date. All acquired loans were also recorded at fair value. Goodwill of USD 233,396 (COP 735,073) was calculated as the purchase premium after adjusting for the fair value of net assets acquired, and the related deferred tax amounts of USD 28,954 (COP 91,191).

NOTE 9. PREMISES AND EQUIPMENT, NET

As of December 31, 2017 and 2016 the premises and equipment consisted of the following:

As of December 31, 2017

Premises and equipment	Balance at January 1, 2017	Roll - forward						Balance at December 31, 2017
		Acquisitions	Expenses depreciation	Disposals	Assets classified as held for sale	Subsidiary liquidation	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	334,499	4,050	-	(904)	-	-	(283)	337,362
Construction in progress
Cost	32,883	48,849	-	(76,066)	-	-	(537)	5,129
Buildings
Cost	1,185,296	130,766	-	(27,041)	-	(5,973)	21,491	1,304,539
Accumulated depreciation	(259,400)	-	(29,451)	3,449	-	-	284	(285,118)
Furniture and fixtures
Cost	572,699	40,187	-	(12,647)	(111)	(37)	1,184	601,275
Accumulated depreciation	(300,731)	-	(39,912)	9,317	95	30	(2,853)	(334,054)
Computer equipment
Cost	717,464	100,939	-	(29,301)	(6,025)	(39)	(562)	782,476
Accumulated depreciation	(477,339)	-	(73,772)	46,358	5,740	18	1,019	(497,976)
Vehicles
Cost	1,461,628	650,232	-	(305,457)	(318,880)	(32,845)	(43,969)	1,410,709
Accumulated depreciation	(387,491)	(2,866)	(144,159)	14,022	113,100	15,740	20,378	(371,276)
Airplane
Cost	60,614	-	-	(59,614)	-	-	(1,000)	-
Accumulated depreciation	(6,227)	-	(356)	6,480	-	-	103	-
Ongoing Imports
Cost	1,929	6,472	-	(4,744)	-	-	(155)	3,502
Leasehold improvements
Cost	248,358	61,284	-	(7,812)	-	-	(4,330)	297,500
Accumulated depreciation	(68,485)	-	(28,631)	(29,723)	-	-	176	(126,663)
Total premises and equipment - cost	4,615,370	1,042,779	-	(523,586)	(325,016)	(38,894)	(28,161)	4,742,492
Total premises and equipment - accumulated depreciation	(1,499,673)	(2,866)	(316,281)	49,903	118,935	15,788	19,107	(1,615,087)
Total premises and equipment, net	3,115,697	1,039,913	(316,281)	(473,683)	(206,081)	(23,106)	(9,054)	3,127,405

As of December 31, 2016

Premises and equipment	Balance at January 1, 2016	Roll - forward							Balance at December 31, 2016
		Acquisitions	Transfers	Expenses - depreciation	Disposals		Assets classified as held for sale	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	355,907	-	-	-	(8,692)		-	(12,716)	334,499
Construction in progress
Cost	61,322	34,428	-	-	(59,873)	(1)	(766)	(2,228)	32,883
Buildings
Cost	1,185,109	88,506	-	-	(43,997)		(24,293)	(20,029)	1,185,296
Accumulated depreciation	(269,316)	(54)	-	(31,007)	16,942		13,569	10,466	(259,400)
Furniture and fixtures
Cost	531,176	74,117	2,029	-	(19,962)		-	(14,661)	572,699
Accumulated depreciation	(270,193)	(1,243)	(866)	(43,150)	7,176		-	7,545	(300,731)
Computer equipment
Cost	761,961	92,723	2,348	-	(120,241)		(3,309)	(16,018)	717,464
Accumulated depreciation	(484,520)	(1,338)	(606)	(89,771)	83,763		2,864	12,269	(477,339)
Vehicles
Cost	1,240,211	682,070	146	-	(278,175)		(185,937)	3,313	1,461,628
Accumulated depreciation	(342,606)	(134)	(20)	(141,290)	9,889		89,872	(3,202)	(387,491)
Airplane
Cost	63,619	-	-	-	-		-	(3,005)	60,614
Accumulated depreciation	(4,126)	-	-	(2,336)	-		-	235	(6,227)
Ongoing Imports
Cost	21,192	59,777	-	-	(54,598)		-	(24,442)	1,929
Leasehold improvements
Cost	283,666	23,055	-	-	(43,640)		-	(14,723)	248,358
Accumulated depreciation	(81,136)	-	-	(21,704)	31,598		-	2,757	(68,485)
Total premises and equipment - cost	4,504,163	1,054,676	4,523	-	(629,178)		(214,305)	(104,509)	4,615,370
Total premises and equipment - accumulated depreciation	(1,451,897)	(2,769)	(1,492)	(329,258)	149,368		106,305	30,070	(1,499,673)
Total premises and equipment, net	3,052,266	1,051,907	3,031	(329,258)	(479,810)		(108,000)	(74,439)	3,115,697

(1)	The amount corresponds to the activation of elements in the Banco Agricola’s headquater construction.

As of December 31, 2017 and 2016, there were no contractual commitments for the purchase of premises and equipment, or premises and equipment pledged as collateral.

As of December 31, 2017 and 2016, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

NOTE 10. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2017	December 31, 2016
In millions of COP
Balance at the beginning of the year	1,581,689	1,505,046
Acquisitions	92,102	29,034
Sales/Write-offs	(71,955)	(72,682)
Classified to Assets held for sale	-	(29,008)
Gains on valuation (1)	55,573	149,299
Balance at the end of the period(2)	1,657,409	1,581,689

(1)	See note 24.4. Other operating income.
(2)	Between December 31, 2016 and 2017 there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 29 Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank's related to its investment properties are detailed below:

As of December 31, 2017

Type of asset	Balance at the beginning of the year	Appraisals	Net increase (decrease) in investment properties	Adjusted fair value at the end of the year (1)
In millions of COP
Buildings	1,355,717	49,721	7,847	1,413,285
Lands	225,972	5,852	12,300	244,124
Total	1,581,689	55,573	20,147	1,657,409

As of December 31, 2016

Type of asset	Balance at the beginning of the year	Appraisals	Net increase (decrease) in investment properties	Classified to assets held for sale	Adjusted fair value at the end of the year (1)
In millions of COP
Buildings	1,275,566	52,543	27,608	-	1,355,717
Lands	229,480	96,756	(71,256)	(29,008)	225,972
Total	1,505,046	149,299	(43,648)	(29,008)	1,581,689

(1)	Corresponds to the change in the commercial estimate of real estate due to the change in the consumer price index (IPC).

Amounts recognized in the statement of income for the period.

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2017	December 31, 2016	December 31, 2015
	In millions of COP
Income from rentals	77,964	66,838	89,389
Operating expenses due to:
Investment properties that generated income through rentals	21,012	21,254	11,693
Investment properties that did not generate income through rentals	2,295	2,495	2,539

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2017 and December 31, 2016, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

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

As of December 31, 2017 and 2016, the Bank does not have investment properties held under financial leases.

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

11.1.	Components recognized in the Income Statement for the period:

	December 31, 2017	December 31, 2016	December 31, 2015
	In millions of COP
Current tax
Fiscal year	1,041,454	813,355	346,556
Previous fiscal years	3,967	2,519	6,159
Total current tax	1,045,421	815,874	352,715
Deferred tax
Fiscal year	193,177	360,958	296,535
Total deferred tax	193,177	360,958	296,535
Total tax	1,238,598	1,176,832	649,250

11.2.	Components recognized in Other Comprehensive Income (OCI)

December 31, 2017
In millions of COP
	Amount before taxes	Expenses or (income) per tax	Net taxes
Remeasurement loss related to defined benefit liability	3,753	(3,725)	28
Net profit (loss) by financial instruments measured at fair value	29,095	9,789	38,884
Gain or loss on net investment hedge in foreign operations	449,640	(6,895)	442,745
Net	482,488	(831)	481,657

See Other Comprehensive Income

December 31, 2016
In millions of COP
	Amount before taxes	Expenses or (income) per tax	Net taxes
Remeasurement loss related to defined benefit liability	626	(10,966)	(10,340)
Net profit (loss) by financial instruments measured at fair value	208,276	24,341	232,617
Net	208,902	13,375	222,277

See Other Comprehensive Income

December 31, 2015
In millions of COP
	Amount before taxes	Expenses or (income) per tax	Net taxes
Remeasurement loss related to defined benefit liability	(59,434)	9,312	(50,122)
Net profit (loss) by financial instruments measured at fair value	128,271	9,052	137,323
Net	68,837	18,364	87,201

See Other Comprehensive Income

11.3.	Other disclosures

11.3.1.	Explanation of applicable rates

The following are nominal rates of the income tax in each of the countries where the Bank has operations that are subject to income tax:

Companies domiciled in Colombia

Income tax and the income tax for equality (CREE) were applied at the following rates for 2016 and 2017 in accordance with Law No. 1739 of 2014 and Law No. 1819 of 2016:

	2017	2016	2015
Income	34%	25%	25%
CREE	0%	9%	9%
Surcharge	6%	6%	5%
Total	40%	40%	39%

Companies domiciled in other countries

		2015	2016	2017	2018	2019	As from 2020
Companies from Peru	Income	30%	28%	29.5%	29.5%	29.5%	29.5%
Companies from Panama	Income	25%	25%	25%	25%	25%	25%
Companies from El Salvador	Income	30%	30%	30%	30%	30%	30%
Companies from Guatemala	Income	25%	25%	25%	25%	25%	25%

11.3.2.	Amount of temporary differences in subsidiaries, branches, associates on which no charged deferred tax has been recognized

	December 31, 2017	December 31, 2016
In millions of COP
Temporary differences
Local Subsidiaries	(1,043,724)	(234,975)
Foreign Subsidiaries	(4,533,672)	(4,547,623)

In accordance with IAS 12, no deferred tax was recognized due to the fact that management are able to control the future time when those differences are reverted, and that this is not expected to take place in the foreseeable future.

11.3.3.	Temporary differences to December 31, 2017

The net deferred tax assets and liabilities by company disclosed in the Statement of Financial:

	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2016
In millions of COP
Company	Deferred tax asset	Deferred tax liability	Deferred tax asset	Deferred tax liability
Arrendadora Financiera S.A.	299	-	-	(87)
Arrendamiento Operativo CIB S.A.C.	-	-	370	-
Bagrícola Costa Rica S.A.	56	-	68	-
Grupo Agromercantil Holding	-	(29,924)	-	(38,622)
Banca de Inversión Bancolombia S.A.	-	(26,432)	-	(99,504)
Banco Agrícola S.A.	46,328	-	43,594	-
Bancolombia S.A.	-	(1,368,062)	-	(1,152,726)
Banistmo S.A. y Filiales	96,533	-	166,421	-
BIBA Inmobiliaria S.A.S.	-	(5)	-	(10)
Fideicomiso “Lote Abelardo Castro”	-	(188)	-	(171)
Fiduciaria Bancolombia S.A.	1,808	-	6,483	-
FiduPerú S.A Sociedad Fiduciaria	-	-	165	-
Inversiones CFNS S.A.S.	-	(700)	-	(1,042)
Renting Colombia S.A.S.	-	(5,466)	-	(19,753)
Transportempo S.A.S	509	-	285	-
Valores Banagricola S.A.	10	-	-	-
Valores Bancolombia S.A.	3,071	-	5,476	-
Valores Simesa S.A.	-	(9,421)	-	(13,439)
Net Deferred Tax by Company	148,614	(1,440,198)	222,862	(1,325,354)
Net Deferred Tax		(1,291,584)		(1,102,492)

11.3.4.	Assets and Liabilities deferred tax without netting per company

Deferred tax summary in Balance accounts	December 31, 2016	With effects on the statement of income and Foreign currency translation adjustments	With OCI effects	Eliminations	Reclassifications	December 31, 2017
In millions of COP
Deferred tax asset	757,874	(167,907)	15,021	(3,122)	999	602,865
Deferred tax liability	(1,860,366)	(7,014)	(14,190)	(15,939)	3,060	(1,894,449)
Net deferred tax	(1,102,492)	(174,921)	831	(19,061)	4,059	(1,291,584)

The deferred tax disclosed in section 11.1 corresponds to deferred tax assets and liabilities without eliminations in the amount of COP 174,921, plus eliminations in the amount of COP 19,061, less the difference for foreign currency translation adjustments that is contained in the movement of balance sheet accounts of COP (805).

With effects on the statement of income

	December 31, 2016	Realization	Increase	December 31, 2017
In millions of COP
Deferred tax asset:
Premises and equipment	19,721	7,258	8,690	21,153
Employee benefits	152,070	9,252	18,706	161,524
Municipal tax liabilities	16,385	16,385	-	-
Impairment evaluation	252,181	285,854	238,583	204,910
Offset of tax credits	31,394	200	37,269	68,463
Financial obligations	59,967	9,176	1,072	51,863
Investment valuation	6,846	6,846	81	81
Foreclosed Assets	118.894	119,177	283	-
Other deductions	71.792	37,179	16,613	51,226
Total deferred tax asset	729,250	491,327	321,297	559,220

	December 31, 2016	Realization	Increase	December 31, 2017
In millions of COP
Deferred tax liability:
Premises and equipment	(230,202)	29,875	33,223	(233,550)
Leasing re-expression	(279,733)	-	175,877	(455,610)
Impairment evaluation	(225,635)	221,704	2,481	(6,412)
Equity securities valuation	(153,886)	73,171	40,495	(121,210)
Derivatives valuation	(124,737)	68,011	-	(56,726)
Goodwill	(587,094)	20,434	192,228	(758,888)
Foreclosed Assets	(25,160)	6,733	29,082	(47,509)
Other deductions	(138,235)	63,114	29,549	(104,670)
Total deferred tax liability	(1,764,682)	483,042	502,935	(1,784,575)

Impact on Other Comprehensive Income

	December 31, 2016	Realization	Increase	December 31, 2017
In millions of COP
Deferred tax asset
Employee benefits	28,624	1,958	10,084	36,750
Investment hedge in foreign operations	-	-	6,895	6,895
Total deferred tax asset	28,624	1,958	16,979	43,645

	December 31, 2016	Realization	Increase	December 31, 2017
In millions of COP
Deferred tax liability
Employee benefits	-	150	4,551	(4,401)
Debt securities valuation	(39)	39	41	(41)
Investment valuation	(95,645)	6	9,793	(105,432)
Total deferred tax liability	(95,684)	195	14,385	(109,874)

In accordance with the financial projections, we expect to generate enough net income in the future to compensate for items registered as deductible deferred tax. These estimates are based on financial projections that were prepared taking into account the information of Grupo Bancolombia's economic research about the economic environment expected over the next five years. The main indicators on which the models are based are GDP growth, portfolio growth and interest rates. In addition to these elements, the company's long-term strategy is also taken into consideration.

11.3.5.	Future consequences of dividends from local subsidiaries

According to the historical behavior of dividends and current tax regulations, they would not be taxed in the event that the Parent Company receives dividends from its local subsidiaries.

11.3.6.	Conciliation of the effective tax rate

Conciliation of the tax rate	December 31, 2017	December 31, 2016	December 31, 2015
In millions of COP
Accounting earnings	3,992,771	3,968,282	3,235,635
Tax applicable to the nominal rate	1,597,108	1,587,313	1,261,898
Non-deductible expenses for determining taxable profit (loss)	356,350	255,435	290,291
Accounting and not fiscal expenses (income) for determining taxable profit (loss)	(179,605)	(217,056)	(822,513)
Differences in tax bases	341,828	(348,985)	(149,502)
Tax and not accounting expenses (income) for determining taxable profit (loss)	(23,844)	23,381	352,543
Revenues from ordinary activities exempt from taxation	(181,406)	(121,917)	(172,466)
Income from ordinary activities not constituting income or occasional earnings from taxation	(130,272)	(111,027)	(66,459)
Other fiscal deductions	(184,620)	(107,083)	(168.970)
Repayments on commercial credit	(233,004)	-	-
Surplus of tax depreciation	(177,936)	(20,323)	(2,083)
Foreign profits taxed at other rates	(218,785)	72,144	99,398
Other effects of the tax rate from reconciling accounting earnings and tax expenses (income)	272,784	164,950	27,113
Total Tax	1,238,598	1,176,832	649,250

Discontinued operations

	December 31, 2016	December 31, 2015
In millions of COP
Earnings before taxes	266,072	21,446
Total income and CREE taxes	(2,961)	21,635
Total deferred tax	(99,614)	(22,702)
Total tax	(102,575)	(1,067)
Net profit of discontinued operations	163,497	22,513

* For 2017 no operations were discontinued.

11.4.	Potential consequences on the payment of dividends

If the Parent Company, or any of its subsidiaries, distributes dividends, these would be subject to the tax regulations of each of the countries where they are enacted.

11.5.	Tax contingent liabilities and assets

Having analyzed the fiscal positions adopted in the declarations subject to review by the fiscal authority, Grupo Bancolombia believes it to be necessary to continue to recognize the uncertain position for the tax year of 2014 for the financial statements as of December 31, 2017.

11.6.	Fiscal credits

The following is the detail of the Tax loss carryforward and excesses of presumptive income on net income in the group entities, which have not been used up to December 31, 2017.

Base	Tax deferred asset recognized
In millions of COP
207,395	68,463

11.7.	Tax regulations applicable to current and deferred taxes for fiscal years 2015, 2016 and 2017.

11.7.1.	Companies domiciled in Colombia

Current tax

a)	Starting from the tax year of 2017, current tax is calculated based on the accounting information provided under the framework of the technical accounting regulations currently in force in Colombia and established by Decree No. 2420 of 2015 and its subsequent amendments. Up until the tax year of 2016, current tax was calculated based on the accounting information prepared in accordance with the standards provided under Decree No. 2649 and 2650 of 1993, the technical standards established by the Financial Superintendence of Colombia; consequently, taxes are calculated using a combination of bases depending on the year of the transaction.

b)	Occasional earnings are handled separately from ordinary income and taxed at a rate of 10%.

c)	The basis for calculating ordinary income tax cannot be less than three point five percent (3.5%) of liquid assets on the last day of the previous fiscal year.

Wealth tax

In its statement of financial position, Grupo Bancolombia recognized the payment of the wealth tax contributions corresponding to the current tax year of 2017, in accordance with the Law No. 1739 of 2014.

11.7.2.	Companies domiciled in other countries

Current tax is calculated based on the accounting information provided by the current technical accounting frameworks in each of the jurisdictions where Grupo Bancolombia operates.

11.7.3.	Deferred Tax

Deferred tax as of December 31, 2017 was calculated based on the applicable fiscal regulations in every country where Grupo Bancolombia operates, using tax rates that apply to the tax years in which they expect to realize their assets and settle their liabilities.

NOTE 12. ASSETS HELD FOR SALE AND INVENTORIES

The breakdown of inventories and assets held for sale of the Bank is as follows:

Assets held for sale and inventories	December 31, 2017	December 31, 2016
In millions of COP
Inventories, net	164,516	140,137
Assets held for sale	212,487	133,050
Total inventories and assets held for sale, net	377,003	273,187

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

The Bank's inventories at December 31, 2017 and 2016, are summarized as follows:

Inventories	December 31, 2017	December 31, 2016
In millions of COP
Lands and buildings	117,339	90,166
Vehicles	45,741	50,843
Machinery	16,252	11,045
Total inventory cost	179,332	152,054
Impairment	(14,816)	(11,917)
Total inventories, net	164,516	140,137

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2017 and 2016.

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

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2017

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Others Segment	Total
In millions of COP
Machinery and equipment	8,099	3,362	-	39	-	11,500
Cost	8,972	3,422	-	39	-	12,433
Impairment	(873)	(60)	-	-	-	(933)
Real estate for residential purposes	8,346	12,257	2,586	665	-	23,854
Cost	8,431	12,859	2,645	885	-	24,820
Impairment	(85)	(602)	(59)	(220)	-	(966)
Real estate different from residential properties	295	952	-	155	-	1,402
Cost	295	952	-	178	24	1,449
Impairment	-	-	-	(23)	(24)	(47)
Investments held for sale	-	-	-	-	18,413	18,413
Cost (1)	-	-	-	-	18,413	18,413
Impairment	-	-	-	-	-	-
Assets related to Investments held for sale	-	-	-	-	157,318	157,318
Cost (2)	-	-	-	-	157,318	157,318
Impairment	-	-	-	-	-	-
Total assets held for sale	16,740	16,571	2,586	859	175,731	212,487

1.	In December 2017, the administration launched the execution of a sale plan for the investments associated with Avefarma S.A.S, Glassfarma Tech S.A.S. and Panamerican Pharmaceutical Holding Inc., for this reason the investments are presented as "non-current assets held for sale". According to the sales plan, the sale is expected to occur before the end of year 2018.
2.	These assets corresponded to Arrendamiento Operativo CIB S.A.C.; Capital Investments SAFI S.A. and FiduPerú S.A. Sociedad Fiduciaria.

For the companies Arrendamiento Operativo CIB S.A.C.; Capital Investments SAFI S.A. and FiduPerú S.A. Sociedad Fiduciaria, the Bank has the intention to sell them. Therefore the Bank expects that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. As a result, these companies are disclosed in the Statement of Financial Position as assets held for sale. The sale is highly probable and those companies are available for immediate sale subject only to customary terms for sale. In this regard, Bank is managing all the necessary authorizations to carry out the sale such as the approval of the Peruvian Superintendence of Banking and Insurance.

The breakdown of the major classes of assets and liabilities classified as held for sale is as follows:

December 31, 2017
In millons of COP
Assets
Cash and cash equivalents	19,072
Financial assets investment	2,486
Premises and equipment, net	109,469
Prepaid expenses	101
Tax receivables	8,028
Deferred tax	1,103
Assets held for sale	4,691
Other assets	12,368
Total assets	157,318
Liabilities
Borrowings from other financial institutions	90,109
Tax liabilities	611
Deferred tax liabilities	4,908
Other liabilities	7,348
Total liabilities	102,976

As of December 31, 2016

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Others Segment	Total
In millions of COP
Machinery and equipment	3,726	2,361	-	24	3,355	9,466
Cost	3,871	2,671	-	26	3,355	9,923
Impairment	(145)	(310)	-	(2)	-	(457)
Real estate for residential purposes	3,862	15,036	1,096	677	-	20,671
Cost	4,031	15,160	1,114	825	-	21,130
Impairment	(169)	(124)	(18)	(148)	-	(459)
Real estate different from residential properties	28,587	2,093	-	185	72,048	102,913
Cost	29,861	2,093	-	185	72,048	104,187
Impairment	(1,274)	-	-	-	-	(1,274)
Total assets held for sale	36,175	19,490	1,096	886	75,403	133,050

Assets held for sale had an impairment amounting COP 1,946 and COP 2,190 as of December 31, 2017 and December 31, 2016, respectively. The aforementioned impairment was mainly due to observable transactions with a sale price below the carrying value of assets less the estimated costs to sell.

NOTE 13. OTHER ASSETS

As of December 31, 2017 and 2016 the Bank’s other assets consist of:

Other Assets	December 31, 2017	December 31, 2016
In millions of COP
Tax advance	480,523	581,152
Marketable and non-marketable for sale assets	328,877	337,243
Other receivables (1)	291,235	480,255
Prepaid expenses	287,550	310,759
Advances to asset purchases	251,561	94,150
Assets pledged as collateral	192,036	171,561
Receivables related to abandoned accounts (2)	147,228	110,944
Interbank Borrowings not classified as cash equivalents	125,963	159,398
Receivable Sales of goods and service	117,540	137,248
Commission receivables	97,710	72,002
Commission for letters of credit	72,927	94,835
Balance in credit card clearning house	66,788	63,018
Operating leases	38,653	39,150
Debtors	10,510	18,911
Taxes receivable	7,199	4,474
Interest receivable	1,128	8,794
Others	33,370	100,838
Total other assets	2,550,798	2,784,732
Allowance others	(71,761)	(33,849)
Total other assets, net	2,479,037	2,750,883

(1)	As of December 31, 2017 corresponds to conciliatory items on correspondent banks and mortgage-backed securities´ interest; for December 2016, mainly comprised of insurance claims and cash short and over.
(2)	The item corresponds to receivables related to the application of the Colombian Law 1777 of February 1, 2016, which establishes that entities holding accounts deemed abandoned must transfer the related amounts to a fund constituted and regulated by the Icetex (Governmental entity responsible for promoting high quality education in Colombia).

NOTE 14. DEPOSITS FROM COSTUMERS

The detail of the deposits as of December 31, 2017 and 2016 is as follows:

Deposits	December 31, 2017	December 31, 2016
In millions of COP
Saving accounts	54,255,583	48,693,702
Time deposits	53,961,586	52,673,385
Checking accounts	22,065,647	21,443,002
Other deposits	1,676,399	1,813,922
Total	131,959,215	124,624,011

The following table details the time deposits (‘CDT’) issued by the Bank:

CDT	Effective interest rate		December 31, 2017
Modality	Minimum	Maximum	Carrying value	Fair value
In millions of COP
Less than 6 Months	0.10%	6.96%	7,536,280	7,535,719
Equal to 6 months and less than 12 months	0.20%	8.03%	5,711,157	5,718,827
Equal to 12 months and less than 18 months	0.20%	9.03%	8,062,290	8,146,366
Equal to or greater than 18 months	0.01%	18.29%	32,651,859	33,381,189
Total			53,961,586	54,782,101

CDT	Effective interest rate		December 31, 2016
Modality	Minimum	Maximum	Carrying value	Fair value
In millions of COP
Less than 6 Months	0.01%	8.86%	10,495,536	10,458,936
Equal to 6 months and less than 12 months	0.20%	9.63%	7,612,216	7,629,195
Equal to 12 months and less than 18 months	0.01%	10.01%	5,345,522	5,391,407
Equal to or greater than 18 months	0.01%	18.29%	29,220,111	29,666,246
Total			52,673,385	53,145,784

The detail of CDT’s issued by the Bank by maturity is as follows:

December 31, 2017
Period	Carrying value	Fair value
In millions of COP
Less than one year	36,416,439	36,701,555
1 to 3 years	10,525,956	10,727,828
3 to 5 years	5,367,765	5,592,750
More than 5 years	1,651,426	1,759,968
Total	53,961,586	54,782,101

December 31, 2016
Period	Carrying value	Fair value
In millions of COP
Less than one year	34,442,445	34,626,003
1 to 3 years	10,698,266	10,815,760
3 to 5 years	5,401,074	5,505,403
More than 5 years	2,131,600	2,198,618
Total	52,673,385	53,145,784

NOTE 15. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in the statement of financial position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2017	December 31, 2016
In millions of COP
Interbank Deposits
Interbank liabilities	1,084,591	341,856
Total interbank	1,084,591	341,856
Repurchase agreements and other similar secured borrowing
Short selling operations	607,536	880,705
Temporary transfer of securities	2,628,592	918,470
Repurchase agreements	-	124,835
Total Repurchase agreements and other similar secured borrowing (1)	3,236,128	1,924,010
Total money market transactions	4,320,719	2,265,866

(1)	Total repo liabilities have maturities of less than 30 days.

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

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2017 and 2016:

As of December 31, 2017

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	881,061	-	881,061	(881,061)	-
Securities sold under repurchase agreements	(3,236,128)	-	(3,236,128)	3,236,128	-
Total repurchase and resale agreements	(2,355,067)	-	(2,355,067)	2,355,067	-

(1)	The amount includes those presented as cash and cash equivalents and those presented as other assets.

As of December 31, 2016

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	2,643,707	-	2,643,707	(2,643,707)	-
Securities sold under repurchase agreements	(1,924,010)	-	(1,924,010)	1,924,010	-
Total repurchase and resale agreements	719,697	-	719,697	(719,697)	-

(1)	The amount includes those presented as cash and cash equivalents and those presented as other assets.

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 16. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2017 and 2016, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2017	December 31, 2016
In millions of COP
Obligations granted by domestic banks	5,863,702	5,616,934
Obligations granted by foreign banks (1)	7,958,450	13,288,909
Total	13,822,152	18,905,843

(1)	The Bank has recognized a financial liability with BAM Financial Corporation (BFC) amounting to USD 243.2 million as of December 31, 2017 and USD 251.5 million as of December 31, 2016, due to its obligation to pay cash in future to purchase the non-controlling shares of Grupo Agromercantil Holding. The Bank will reclassify the liability to equity if the put expires unexercised. For further information see Note 8.3. Acquisition of Grupo Agromercantil Holding (GAH).

Obligations granted by domestic banks

As of December 31, 2017

Financial entity	Rate Maximum	Rate Minimum	December 31, 2017
In millions of COP
Financiera de Desarrollo Territorial (Findeter)	11.30%	1.05%	2,587,598
Banco De Comercio Exterior De Colombia (Bancoldex)	10.86%	1.76%	1,528,435
Fondo Para El Financiamiento Del Sector Agropecuario (Finagro)	14.90%	1.05%	728,558
Other private financial entities	8.89%	0.07%	1,019,111
Total			5,863,702

As of December 31, 2016

Financial entity	Rate Maximum	Rate Minimum	December 31, 2016
In millions of COP
Financiera de Desarrollo Territorial (Findeter)	12.77%	1.29%	2,404,521
Banco De Comercio Exterior De Colombia (Bancoldex)	12.48%	0.06%	1,591,035
Fondo Para El Financiamiento Del Sector Agropecuario (Finagro)	12.38%	1.39%	642,775
Other private financial entities	11.86%	2.28%	978,603
Total			5,616,934

The maturities of financial obligations with domestic banks as of December 31, 2017 and 2016, are the following:

Domestic	December 31, 2017	December 31, 2016
In millions of COP
Amount expected to be settled:
More than twelve months after the reporting period	5,288,364	5,234,565
No more than twelve months after the reporting period	575,338	382,369
Total	5,863,702	5,616,934

Obligations granted by foreign banks

As of December 31, 2017

Financial entity	Rate Maximum	Rate Minimum	December 31, 2017
In millions of COP
Financing with correspondent banks	5.66%	1.48%	7,341,713
Corporación Andina de Fomento (CAF)	3.84%	1.85%	311,730
Banco Latinoamericano de Comercio Exterior (Bladex)	4.10%	1.90%	269,946
Banco Interamericano de Desarrollo (BID)	3.96%	3.96%	35,061
Total			7,958,450

As of December 31, 2016

Financial entity	Rate Maximum	Rate Minimum	December 31, 2016
In millions of COP
Financing with correspondent banks	9.71%	0.88%	12,129,817
Corporación Andina de Fomento (CAF)	4.04%	2.67%	745,086
Banco Latinoamericano de Comercio Exterior (Bladex)	3.83%	1.24%	278,392
Banco Interamericano de Desarrollo (BID)	3.96%	1.54%	135,614
Total			13,288,909

The maturities of the financial obligations with foreign entities as of December 31, 2017 and 2016 are the following:

Foreign	December 31, 2017	December 31, 2016
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	7,037,043	9,559,568
More than twelve months after the reporting period	921,407	3,729,341
Total	7,958,450	13,288,909

NOTE 17. DEBT SECURITIES IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2017

Issuer	Currency		Face value	Balance	Rate Range
Bancolombia S.A.	Local	COP	5,162,515	5,247,501	5.59%-IPC(1) +7%
Bancolombia S.A.	Foreign	USD	3,242,405	9,532,927	1.90%-6.31%
Banco Agrícola S.A.	Foreign	USD	547,000	1,622,238	5.36%-7.99%
Bancolombia Panamá S.A.	Foreign	USD	260,310	784,567	1.90%-2.90%
Grupo Agromercantil Holding S.A.	Foreign	USD	302,264	910,270	0.25%-7.25%
Banismo S.A. y filiales	Foreign	USD	519,300	1,551,211	2.65%-3.65%
Total				19,648,714

(1)	Consumer price index.

As of December 31, 2016

Issuer	Currency		Face value	Balance	Rate Range
Bancolombia S.A.	Local	COP	5,458,619	5,562,900	5.49%-IPC(1) + 6.9%
Bancolombia S.A.	Foreign	USD	3,246,970	9,814,915	5.54%-7.84%
Banco Agrícola S.A.	Foreign	USD	530,000	1,581,348	4.25%-6.75%
Bancolombia Panamá S.A.	Foreign	USD	272,282	826,069	1.30%-2.65%
Grupo Agromercantil Holding S.A.	Foreign	USD	302,272	919,577	0.25%-7.25%
Total				18,704,809

(1)	Consumer price index.

The breakdown of the Bank securities in issue by maturity is as follows:

As of December 31, 2017

Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds (1)	-	-	163,778	2,410,209	2,573,987
Ordinary bonds	-	-	802	2,672,712	2,673,514
Foreign currency
Subordinated bonds (1)	-	-	-	6,156,094	6,156,094
Ordinary bonds	535,020	758,879	44,740	6,906,480	8,245,119
Total	535,020	758,879	209,320	18,145,495	19,648,714

(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

As of December 31, 2016

Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds (1)	-	-	495,614	1,875,068	2,370,682
Ordinary bonds	-	13	390,016	2,802,189	3,192,218
Foreign currency
Subordinated bonds (1)	6,816	-	912,760	6,807,909	7,727,485
Ordinary bonds	826,069	-	970,751	3,617,604	5,414,424
Total	832,885	13	2,769,141	15,102,770	18,704,809

(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

The following is a schedule of the debt securities in issue by maturity:

Issuer	December 31, 2017	December 31, 2016
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	2,352,801	2,018,995
More than twelve months after the reporting period	17,295,913	16,685,814
Total	19,648,714	18,704,809

As of December 31, 2017 and 2016, there were no covenants linked to the aforementioned securities in issue, nor were any of these instruments past due by the Bank in relation to its financial obligations.

Issuance of Banistmo Bonds

On September 12, 2017 Banistmo issued international bonds with a rate of 3.65% for a total amount of USD 500,000 due in 2022. The bonds were sold at a price of 99.778% with an initial return of 3.73%.

The carrying amount recognized was USD 519,842.

Subordinated Notes Offering

On October 18, 2017, the Bank priced the public offering of USD 750,000 in aggregate principal amount of its Subordinated Notes due October 18, 2027.

The Notes have a 10-year maturity, an optional redemption right on the fifth year and a coupon of 4.875%, payable semi-annually on April 18 and October 18 of each year, beginning on April 18, 2018.

In connection with the Notes Offering, the Bank acquired USD 360,912 of its Notes due 2020 and USD 321,152 of its Notes due 2022, issued on July 26, 2010 and September 4, 2012, respectively, through a private exchange followed by a Dealer Intermediated Tender Offer.

During the transaction, the Bank maintained a third party financial entity as a principal, which was responsible for the execution of the transfer and the exchange. In this regard the Bank has recognized as non-extinguishment the modification of the debt securities in issue corresponding to a portion of the Notes due 2020 and Notes due 2022, then the fees associated with the modified debt instrument amounted to USD 4,303 and, along with the unamortized premium or discount amounted to USD 11,233, were amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method.

Green Bonds Offering

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

For information related with the disclosures of fair value of the debt securities in issued, see Note 29 fair value of assets and liabilities.

NOTE 18. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit plans:

Post-employment and long-term benefit plans	December 31, 2017	December 31, 2016
In millions of COP
Defined benefit pension plan	131,589	129,931
Severance obligation	38,041	51,289
Retirement Pension Premium Plan and Senior Management Pension Plan Premium	119,526	105,158
Other long term benefits	408,245	364,424
Post-employment and long-term benefit plans	697,401	650,802

Short-term employment benefit plans recognized in the statement of financial position in the line “other liabilities” consist of the following:

Other employment benefit plans	Diecember 31, 2017	December 31, 2016
In millions of COP
Current severance obligation(1)	106,334	104,352
Other bonuses and short-term benefits	336,285	336,018
Other employment benefit plans	442,619	440,370

(1)	See severance obligation

These benefits include all types of payments that the Bank provides to its employees. The recognition of liabilities related to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by management (with the assistance of actuaries) related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

As of December 31, 2015, the amount recognized through Profit and Losses, due to benefit employee plans' current service cost and interest cost, was COP 114,808; on the other hand, COP 52,895 was recognized through other comprehensive income as a result of the net actuarial gain or loss due to change in assumptions, demographic experience and foreign currency translation effect.

Bonuses and short-term benefits

As of December 31, 2017 and 2016, the amounts of COP 336,285 and COP 336,018, respectively, were recognized by the Bank as bonuses related to private agreements in connection with the employees' variable compensation.

Post-employment benefits

Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2017 and 2016 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2017, 673 participants were covered by this plan, and as of December 2016, 693 participants.

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

Unfunded defined benefit pension plan of the Parent Company	2017	2016
In millions of COP
Present value of the obligation as of January 1	123,282	120,543
Interest cost	8,117	8,998
Benefits paid	(11,553)	(11,114)
Net actuarial (gain) / loss due to changes in demographic assumptions	2,216	514
Net actuarial (gain) / loss due to plan experience	3,418	4,341
Defined obligation, unfunded as of December 31	125,480	123,282

Panama

The pension plan for Banistmo and its subsidiaries provides defined benefits based on average salary paid during the most recent 120 months before retirement and years of service of certain employees entitled to receive the benefits. The pension benefit vests after 10 years of service. As of December 31, 2017 and 2016, there were 62 participants (31 participants with deferred benefits and 31 participants receiving benefits), and 64 participants covered by the Plan (2 active participants, 31 participants with deferred benefits and 31 participants receiving benefits) respectively:

Funded defined benefit pension plan of Banistmo	2017	2016
In millions of COP
Present value of the obligation as of January 1	6,649	6,688
Interest cost	198	230
Actuarial (gain)/loss - experience	68	446
Actuarial (gain)/loss - financial assumptions	61	190
Benefits paid from plan assets	(825)	(584)
Foreign currency translation effect	(42)	(321)
Defined obligation, unfunded as of December 31	6,109	6,649

Severance obligation

Colombia

Under Colombian labor regulations, employees hired before 1990 are entitled to receive one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds (this scheme of employee benefits is known as the current severance obligation). The Bank’s severance obligations relate to employees hired before 1990.

As of December 2017 and 2016, 572 and 707 participants respectively, were covered by this plan.

The balances recognized in the statement of financial position are listed below:

Defined benefit severance obligation plan	2017	2016
In millions of COP
Present value of the obligation as of January 1	51,289	52,209
Current cost of service	2,562	2,144
Interest cost	3,419	4,020
Benefits paid	(11,298)	(10,233)
Net actuarial (gain) / loss due to assumption changes and plan experience	(7,931)	3,149
Defined obligation, unfunded as of December 31	38,041	51,289
Current severance regimen	106,334	104,352
Total	144,375	155,641

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

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2017 and 2016, there were 2,940 and 2,899 participants respectively, covered by the plan.

Additionally, employees of Banco Agrícola and its subsidiaries that were 50 years of age (45 for females) as of March 31, 2005 are entitled through a private agreement to receive one month of salary per year of service, net of the benefit established under Legislative Decree 592 in case of termination due to voluntary retirement. As of December 31, 2017 there were not participants, and 2016, there was 1 participant covered by the plan.

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

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan and Senior Management Pension Plan Premium	2017	2016
In millions of COP
Present value of the obligation as of January 1	105,158	95,331
Current service cost	7,294	10,597
Interest cost	6,881	7,211
Benefits paid	(1,224)	(14,933)
First time application effect of IAS 19 to new defined benefit obligation of Transportempo at December 31, 2017(1)	237	-
Net actuarial (gain) / loss due to assumption changes and plan experience	1,195	7,093
Foreign currency translation effect	(15)	(141)
Defined obligation, unfunded as of December 31	119,526	105,158

(1)	Pursuant to a private agreement reached between Transportempo and its employees, the Bank’s subsidiary has decided to recognize a new employee benefit plan based on the employees’ seniority and their current salary at the moment when the service is vested.

Other long term benefits

In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2017 and December 31, 2016, the reconciliation of the other long term benefits is set below:

Other long term benefits	2017	2016
In millions of COP
Present value of the obligation as of January 1	364,424	271,651
Current service cost	37,433	29,190
Interest cost	26,329	18,940
Benefits paid	(38,671)	(39,092)
Unfunded benefit obligation assumed for GAH at December 31, 2017 (1)	340	-
First time application effect of IAS 19 to new defined benefit obligation of Renting at December 31, 2017(2)	614	-
Net actuarial (gain) / loss due to assumption changes and plan experience	16,893	84,247(3)
Foreign currency translation effect	883	(512)
Defined obligation, unfunded as of December 31	408,245	364,424

(1)	Former employees have been incorporated again in the Company’s payroll due to the private agreement reached between Comamesa (a Guatemalan subsidiary of GAH) and Serviva (security supplier).
(2)	Pursuant to a private agreement reached between Renting and its employees, the Bank’s subsidiary has decided to recognize a new employee benefit plan based on the employees’ seniority and their current salary at the moment when the service is vested.
(3)	As a result of the acquisition of control of Grupo Agromercantil Holding in 2015, the Bank assumed the obligations related to the termination indemnity plan of Banco Agromercantil de Guatemala, Consejería, Mantenimiento y Mensajería, Seguros Agromercantil (subsidiaries of Grupo Agromercantil Holding).

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

The components of the periodic net cost of the plans previously mentioned and the total of charges (credits) recognized in the consolidated statement of income are as follows:

Banistmo asset plan	December 31, 2017	December 31, 2016
In millions of COP
Employee pension plan	4,765	5,565
Total	4,765	5,565

The following table details the change in plan assets:

	2017	2016
In millions of COP
Fair value of assets as of January 1	5,565	6,087
Interest income on plan assets	123	209
Return on plan assets greater/(less) than discount rate	(58)	130
Benefits paid	(825)	(584)
Foreign currency translation effect	(40)	(277)
Fair value assets as of December 31	4,765	5,565

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the consolidated statement of income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2017	2016
In millions of COP
Pension	171,713	159,525
Current severance regimen	79,246	74,816
Total	250,959	234,341

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2017	December 31, 2016
Discount rate	6.60%	6.90%
Rate of wage increase	7.00%	9.00%
Projected inflation	4.00%	6.50%

Bancolombia Panama

Main projected assumptions	December 31, 2017	December 31, 2016
Discount rate	3.00%	3.10%
Rate of wage increase	3.00%	3.00%
Projected inflation	2.00%	2.00%

Banistmo

Main projected assumptions	December 31, 2017	December 31, 2016
Discount rate	3.00%	3.10%
Expected long-term rate of return on plan assets	2.10%	6.00%
Rate of wage increase	3.00%	3.00%

El Salvador

Main projected assumptions	December 31, 2017	December 31, 2016
Discount rate	3.60%	5.10%
Rate of wage increase	2.50%	3.00%
Projected inflation	1.50%	2.00%

Guatemala

Main projected assumptions	December 31, 2017	December 31, 2016
Discount rate	8.20%	8.20%
Rate of wage increase	5.00%	5.03%
Projected inflation	4.00%	4.00%

In 2017, the assumption of mortality used in the preparation of the assessment of the estimated liabilities is based on tables RP-2000, CSO-80 and RV-08, which reflect average ages of mortality from 32-75 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2017 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

The nature of the risks related to the obligations aforementioned are summarized below:

Investment risk	The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks
Interest rate risks	A reduction of the bond interest rates will increase the obligation of the plan
Longevity risk	The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation
Salary risk	The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants' wages will increase the obligation of the plan

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2018	12,604	58,550
2019	12,672	55,384
2020	12,698	55,847
2021	12,649	65,396
2022	12,507	72,098
2023 to 2027	58,148	357,577

Sensitivity analysis

Defined Benefit Obligations (DBO) was calculated using the Projected Unit Credit method. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions and regulations, or as resulting from future gains and losses.

Pension plan Bancolombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.10%	0.50% increase	(4,542)
Discount rate	6.10%	0.50% decrease	4,864
Salary increases	3.90%	0.50% increase	5,280
Salary increases	2.90%	0.50% decrease	(4,964)
Mortality Table	RV-08 ("Valid Rentiers”")	One year increase in life expectancy	5,085

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.10%	0.50% increase	(4,854)
Discount rate	6.10%	0.50% decrease	5,348
Salary increases	6.40%	0.50% increase	5,390
Salary increases	5.40%	0.50% decrease	(4,935)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.10%	0.50% increase	(980)
Discount rate	6.10%	0.50% decrease	1,023
Salary increases	6.40%	0.50% increase	2,228
Salary increases	5.40%	0.50% decrease	(2,156)

Senior Management Pension Plan Premium

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.10%	0.50% increase	(987)
Discount rate	6.10%	0.50% decrease	1,040
Salary increases	6.40%	0.50% increase	1,331
Salary increases	5.40%	0.50% decrease	(1,246)

Pension Plan Banistmo

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	3.50%	0.50% increase	(269)
Discount rate	2.50%	0.50% decrease	357
Mortality Table	RP-2000	One year increase in life expectancy	207

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.10%	0.50% increase	(11,179)
Discount rate	6.10%	0.50% decrease	11,938
Salary increases	6.40%	0.50% increase	11,961
Salary increases	5.40%	0.50% decrease	(11,303)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	4.10%	0.50% increase	(661)
Discount rate	3.10%	0.50% decrease	720
Salary increases	3.00%	0.50% increase	121
Salary increases	2.00%	0.50% decrease	(157)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.70%	0.50% increase	(1,775)
Discount rate	7.70%	0.50% decrease	2,011
Salary increases	5.50%	0.50% increase	1,398
Salary increases	4.50%	0.50% decrease	(1,267)
Mortality Table	RP-2000 (M&F)	One year increase in life expectancy	593

NOTE 19. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2017	December 31, 2016
In millions of COP
Payables	1,838,806	1,281,907
Suppliers	1,254,484	1,289,495
Advances (1)	393,007	442,567
Collection services	377,288	316,016
Security contributions	356,498	329,098
Employee benefits and bonuses (2)	319,073	277,635
Salaries and other labor obligations	266,944	322,010
Deferred interests	203,681	149,360
Advances in leasing operations and loans	171,421	133,603
Provisions (3)	84,294	107,813
Dividends (4)	16,182	228,004
Other (5)	514,804	410,647
Total	5,796,482	5,288,155

1.	For the year 2017 and 2016 advances includes the amount received by the Bank in balances related to insurance operations amounting to COP 54,967 and COP 47,549, respectively, balances held by court order amounting to COP 50,152 and COP 52,205, respectively, gain on derivatives first day valuation amounting to COP 39,706 and COP 51,271, respectively and excess cash amounting to COP 9,012 and COP 12,584, respectively. Additionally, the line includes balances of credit cards charges pending to be applied amounting to COP 10,116 and COP 12,580
2.	For further information related to other employee benefit plans, see Note 18 "Employees benefit plans".
3.	See Note 20 "Provisions and contingents liabilities".
4.	The decrease is due to the fact that the payment of dividends approved at the ordinary annual shareholders' meeting for the year 2016 was fulfilled before December 31,2017 and for year 2016 , corresponds to the last payment of dividends approved at the ordinary annual shareholders' meeting held in 2015.
5.	Includes an income tax provision amounting to COP 353,338 related with a potential exposure for the fiscal year 2014, out of which there were unrecognized tax benefits amounting to COP 201,554 in income tax liabilities related to tax positions. The 2014 income tax return has been subject to review from the tax authority since April 23, 2015.

NOTE 20. PROVISIONS AND CONTINGENT LIABILITIES

20.1 Provisions

The following tables show the detail of the provisions:

As of December 31, 2017

	Judicial proceedings	Administrative proceedings	Financial guarantees	Total
In millions of COP
Initial balance at January 1, 2017	29,135	1,312	77,366	107,813
Additions recognized in the year	23,396	302	55,539	79,237
Provisions used during the period	(10,623)	-	-	(10,623)
Provisions reversed during the period	(11,504)	-	(80,615)	(92,119)
Foreign currency translation adjustment	(90)	-	-	(90)
Effect of discounted cash flows	98	(22)	-	76
Final balance at December 31, 2017	30,412	1,592	52,290	84,294

As of December 31, 2016

	Judicial proceedings	Administrative proceedings	Financial guarantees	Total
In millions of COP
Initial balance at January 1, 2016	19,147	336	52,720	72,203
Additions recognized in the year	17,000	1,032	71,564	89,596
Provisions used during the period	(3,444)	(56)	-	(3,500)
Provisions reversed during the period	(3,512)	-	(46,918)	(50,430)
Foreign currency translation adjustment	(243)	-	-	(243)
Effect of discounted cash flows	187	-	-	187
Final balance at December 31, 2016	29,135	1,312	77,366	107,813

Judicial proceedings

The judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments that will be made by these processes will not generate significant losses in addition to the provisions recognized as of December 31, 2017, the Bank does not expect to obtain any kind of reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose.

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

As of December 31, 2017

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	960,268
Guarantees greater than 1 month and up to 3 months	1,230,687
Guarantees greater than 3 months and up to 1 year	2,946,250
Guarantees greater than 1 year and up to 3 years	1,224,061
Guarantees greater than 3 year and up to 5 years	149,238
Guarantees greater than 5 years	191,139
Total	6,701,643

As of December 31, 2016

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	635,033
Guarantees greater than 1 month and up to 3 months	959,385
Guarantees greater than 3 months and up to 1 year	3,007,832
Guarantees greater than 1 year and up to 3 years	1,228,289
Guarantees greater than 3 year and up to 5 years	367,298
Guarantees greater than 5 years	146,167
Total	6,344,004

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and do not reflect expected results.

20.2 Contingent liabilities

The contingencies higher than USD 5,000 against the Bank, with significant importance to be disclose in notes to the financial statements as of December 31, 2017 are presented below:

Bancolombia

Constitutional public interest action claim by Carlos Julio Aguilar and others

This constitutional public interest action was filed by the plaintiff arguing that the restructuring of financial obligations by Departamento del Valle and the performance plan executed, allegedly violates the collective rights to public administration’s morality and the protection of the public funds of Departamento del Valle. The claim seeks USD 10,123.

This process merged to the constitutional public interest action filed by Carlos Aponte and, as of December 31, 2017, is in its taking of evidence stage pending for an expert opinion and no provisions have been made.

Administrative Claim by the Municipality of Chía (with Bancolombia S.A. entailed as joint litigant)

The finance of the waste water treatment plant PTAR Chía I Delicias Sur, was structured through a commercial lease between Bancolombia and the Municipality of Chía. The plaintiff filed suit against GEHS Global Environment and Health Solutions de Colombia, claiming for a declaration of contractual breach and damages. As the claim is related to the commercial lease, the Bank was entailed to the claim as joint litigant of the defending party. The claim seeks USD 6,173.

Revocatory Action claim by Interbolsa S.A.

The plaintiff claims the revocation of a payment received by Bancolombia form Interbolsa S.A. regarding an obligation owed to Bancolombia. The claim seeks USD 4,692.

Banitsmo

Ordinary claim filed by Melenao Mora and Said Diaz against Banistmo

The plaintiff claims the payment of costs and damages resulting from a criminal proceeding filed by Banistmo against Melenao Mora for alleged criminal acts (issuance of credit lines to enterprises where Melenao Mora and Said Diaz figured as legal representative). The claim seeks U.S. 20,000. As of December 31, 2017 the claim is in taking of evidence stage. Our external counsel has labeled this contingency as remote.

Ordinary claim filed by Deniss Rafael Perez Perozo and others.

Promotara Terramar (a HSBC client) received USD 299,858 in payments through Visa Gift Cards issued by U.S Bank, as partial payment for two apartments in Panama City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity promoted by Promotara Terramar.

Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC held from Promotara Terramar´s accounts USD 286,900; nevertheless, after further investigations the money was refunded. The plaintiff claims a compensation payment of over USD 5,000,000. As of December 31, 2017, the process is suspended and pending of taking of evidence stage. Our external counsel has labeled this contingency as remote.

Banco Agromercantil

Superintendencia de Administración Tributaria

The Superintendency Of Tax Administration of Guatemala (Superintendencia de Administración Tributaria de Guatemala) filed a claim against Banco Agromercantil in order to obtain an adjustment with respect to Banco Agromercantil´s income tax for the year 2014. The claim seeks USD 13,000. The bank was notified of the confirmation of the adjustments requested by the Superintendency. The bank filed an appeal action against the decision.

ARRENDADORA FINANCIERA S.A. ARFINSA FILIAL DE BANCO AGRÍCOLA

Corporación de Alimentos S.A. de CV

The plaintiffs claim damages derived from funds wrongfully delivered to third parties that were not entitled to receiving said funds. The claim seeks U.S 6,454. As of December 31, 2017 the process is in its taking of evidence stage. Our external counsel has labeled this contingency as remote.

NOTE 21. CAPITAL

The subscribed and paid-in capital is the following:

	December 31, 2017	December 31, 2016
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value)	$ 480,914	$ 480,914

Dividends declared

The declaration, amount and payment of dividends are based on Bancolombia S.A’s unconsolidated net income. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50.00% of its annual net income or 70.00% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of 78.00% of the shares present at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared.

The payment of dividends must be made in cash during the next year since the date when the Annual Meeting takes place and for all the stockholder's. If the payment is made in the Bank's own equity securities instead of cash, that situation has to be approved by the 80.00% of the subscribed common shareholders and the 80.00% of the subscribed preferred shares.

The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10.00% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50.00% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares; and (iii) third, as may be determined in the ordinary annual stockholders’ meeting by the vote of the holders of a majority of the shares entitled to vote.

Dividends declared with respect to net income earned in:	Cash dividends per share (Stated in COP)
2017	1,020
2016	950
2015	888
2014	830
2013	776
2012	754

Preferred shares

Holders of preferred shares are entitled to receive dividends based on the profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a minimum preferred dividend equal to one per cent (1.00%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares, if this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.

Any stock dividend payable in common shares requires the approval of 80.00% or more of the shares present at a shareholders’ meeting, which will include 80.00% or more of the outstanding preferred shares. In the event that none of the holders of preferred shares is present at such meeting, a stock dividend may only be paid to the holders of common shares that approve such a payment.

NOTE 22. APPROPRIATED RESERVES

As of December 31, 2017 and 2016 the appropriated retained earnings consist of the following:

Concept	December 31, 2017	December 31, 2016
In millions of COP
Appropriation of net income (1)	8,709,922	6,871,092
For Fiscal provisions (3)	196,318	551,341	(2)
Others	138,915	49,976
Total Appropiated reserves	9,045,155	7,472,409

(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)	Pursuant to Decree 2336 of 1995, a reserve was established until 2016 for profits related to the valuation of investmentes held for trading purposes by the Bank.
(3)	Pursuant to Article 130 of Tax Statute, a non-distributable reserve to the shareholders must be established for the 70% of the diference between the accounting and the tax depreciation, when the tax depreciation is greater than the accounting depreciation.

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

As of December 31, 2017

	Securitisations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	2,110,967	120,320,401	122,431,368
The Bank’s interest-assets
Investments at fair value through profit or loss	252,881	-	252,881
Investments at fair value through other comprehensive income	187,471	-	187,471
Loans and advances to customers	-	3,626,152	3,626,152
Total assets in relation to The Bank’s interests in the unconsolidated structured entities	440,352	3,626,152	4,066,504
The Bank’s maximum exposure	440,352	3,626,152	4,066,504

As of December 31, 2016

	Securitisations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,621,035	111,580,219	113,201,254
The Bank’s interest-assets
Investments at fair value through profit or loss	295,536	-	295,536
Investments at fair value through other comprehensive income	196,131	-	196,131
Loans and advances to customers	-	3,125,459	3,125,459
Total assets in relation to The Bank’s interests in the unconsolidated structured entities	491,667	3,125,459	3,617,126
The Bank’s maximum exposure	491,667	3,125,459	3,617,126

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

NOTE 24. OPERATING INCOME AND OPERATING EXPENSES

24.1 Interest and valuation on investment

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	In millions of COP
Debt investments, net	159,890	163,311	71,091
Net gains from investment activities at fair value through income statement
Debt investments	699,841	579,403	294,979
Derivatives	(61,667)	(4,750)	31,835
Spot transactions	3,517	(22,831)	(48,961)
Repos	(116,268)	(7,638)	(50,081)
Others	-	-	2,977
Total net gains from investment activities at fair value through profit and loss	525,423	544,184	230,749
Total Interest on investment securities	685,313	707,495	301,840

24.2. Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	In millions of COP
Deposits	(4,279,316)	(3,878,528)	(2,415,187)
Debt securities in issue	(1,191,000)	(1,335,192)	(1,057,748)
Financial borrowings	(672,472)	(723,385)	(454,326)
Preferred shares	(58,714)	(58,714)	(58,714)
Borrowings from other financial institutions	(15,860)	(6,345)	(6,836)
Other interest	(15,624)	(50,936)	(45,130)
Interest expenses	(6,232,986)	(6,053,100)	(4,037,941)

Net interest income includes interest earned on loans, ‘repos’ and investments less interest beared on deposits by customers, debt securities in issued, borrowing from other financial institutions and ‘repos’. At December 31, 2017, 2016 and 2015, net interest income amounted to COP 10,639,007 COP 10,202,433 and COP 7,723,704, respectively.

24.3 Fees and commissions

The following table sets forth the detail of fees and other services, for the years ended December 31, 2017, 2016 and 2015:

Fees and other service income:

Fees and commissions income	2017	2016	2015
In millions of COP
Credit and debit card fees	1,164,380	1,092,919	1,015,253
Banking services	885,512	816,839	630,616
Bancassurance	408,248	336,692	260,224
Trust	359,651	294,499	265,215
Collections	228,580	229,940	203,772
Acceptances and guarantees	55,365	55,724	44,539
Checks	48,010	51,974	55,861
Brokerage	20,618	23,431	23,453
Others	416,543	383,217	291,624
Fees and commissions income	3,586,907	3,285,235	2,790,557

For the years ended December 31, 2015 Compañía de Financiamiento Tuya, as a discontinued operation, had fees and commissions income amounting to COP 388,306. For further information see Note 30. Discontinued operations.

Fees and other service expenses

Fees and commissions expenses	2017	2016	2015
In millions of COP
Banking services	(396,264)	(354,640)	(298,415)
Call center and website	(291,602)	(260,006)	(190,110)
Others	(394,848)	(351,625)	(308,988)
Fees and commissions expenses	(1,082,714)	(966,271)	(797,513)

Total fees and commissions income, net	2,504,193	2,318,964	1,993,044

As of December 31, 2015 Compañía de Financiamiento Tuya, as a discontinued operation, had a balance of fees and commissions expenses amounting to COP 152,500. For further information see Note 30. Discontinued operations.

24.4 Other operating income

The following table sets forth the detail of other operating income net for the years ended December 31, 2017, 2016 and 2015:

Other operating income	2017	2016	2015
In millions of COP
Operating leases	563,861	493,486	448,754
Net foreign exchange	294,068	132,292	(157,933)
Services	164,150	167,914	165,737
Other reversals	140,012	37,767	8,110
Investment property valuation	55,573	149,299	150,176
Insurance (1)	49,640	49,679	-
Gains on sale of assets	40,600	60,282	8,408
Derivatives foreign exchange contracts	21,917	164,172	527,137
Penalties for failure to contract	19,881	14,634	14,963
Hedging	(3,678)	(5,985)	(20,509)
Others	286,322	223,583	227,859
Total Other operating income	1,632,346	1,487,123	1,372,702

(1)	Corresponds to income from Seguros Agromercantil insurance operations. See Note 8: Goodwill and Intangible assets, net.

24.5 Dividends received, and share of profits of equity method investees

The following table sets forth the detail of dividends received, and share of profits of equity method investees for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	In millions of COP
Dividends (1)	32,248	39,785	23,833
Equity investments(2)	(19,680)	77,799	95,595
Equity method(3)	253,602	60,254	122,477
Gains (Losses) on sale of Discontinued Operations	-	(1,146)	(30,331)
Total dividends received, and share of profits of equity method investees	266,170	176,692	211,574

(1)	Dividends received from equity investments at fair value through profit or loss as of 31, December of 2017, 2016 and 2015 amount COP 20,297, COP 30,468 and COP 14,228, respectively. Dividends from equity investments at fair value through OCI amount COP 11,951, COP 9,317 and 9,605, respectively.
(2)	As of December 31, 2017 there is a lost in equity investments due to decrease of fair value in portfolio measured at fair value through profit or loss held by Banagricola S.A.
(3)	For further information, see note 7 investments in associates and joint ventures

NOTE 25. OPERATING EXPENSES

25.1. Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2017, 2016 and 2015 is as follows:

Other administrative and general expenses	2017	2016	2015
	In millions of COP
Maintenance and repairs	530,284	448,017	356,655
Others fees	427,517	411,521	256,852
Insurance	303,501	286,384	244,274
Leasing	244,956	246,445	218,394
Transport	158,561	154,220	138,084
Disputes, fines and sanctions (1)	139,146	52,441	58,821
Frauds and claims (2)	134,087	72,860	81,836
Data processing	130,125	101,347	46,536
Advertising	127,142	120,046	113,821
Public services	107,727	114,840	94,295
Cleaning and security services	92,359	93,336	65,867
Communications	67,201	61,943	55,003
Contributions and affiliations	60,320	59,406	50,709
Properties improvements and installation	59,121	55,307	58,141
Useful and stationery	58,145	61,699	42,232
Travel expenses	38,037	37,112	34,998
Production and supply cards	32,975	29,532	15,509
Trust	25,901	13,176	10,637
Legal and financial consultant	25,855	29,435	18,785
Real estate management	21,817	19,262	18,428
Board of directors and audit fee	20,450	20,926	19,223
Donations	17,048	18,338	13,031
Storage services	16,162	14,157	14,918
Activities Joint Operations	9,650	8,805	3,988
Public relations	5,912	5,101	3,270
Legal expenses	4,112	7,232	22,923
Temporary services	3,907	5,897	4,078
Others	117,845	102,549	176,290
Total other administrative and general expenses	2,979,863	2,651,334	2,237,598
Wealth tax, contributions and other tax burden (3)	727,661	741,184	675,387

(1)	The increase in disputes, fines and sanctions during the year 2017 is caused by the recognition of an income tax provision related with a potential exposure for the fiscal year 2014, out of which there were unrecognized tax benefits amounting to COP 201,554 in income tax liabilities related to tax positions. The 2014 income tax return has been subject to review from the tax authority since April 23, 2015.

(2)	The increase in frauds and claims during the year 2017 is mainly explained for a higher operational risk in virtual transactions and transactions with credit and debit cards.

(3)	See note 11 Income taxes.

25.2. Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2017, 2016 and 2015 is as follows:

Impairment, depreciation and amortization	2017	2016	2015
	In millions of COP
Impairment of the other assets (1)	45,850	38,775	16,797
Depreciation of premises and equipment	316,281	329,258	306,689
Amortization of intangible assets	116,752	149,776	153,799
Total impairment, depreciation and amortization	478,883	517,809	477,285

(1)	The detail of the impairment of other assets net by operating segments for the years ended December 31, 2017, 2016 and 2015 is presented in the table below:

	2017	2016	2015
	In millions of COP
Banking Colombia	33,661	15,078	22,255
Banking Panamá	5,495	1,934	(2,303)
Banking El Salvador	3,363	19,705	(3,253)
Banking Guatemala	1,939	2,118	-
All other segments	1,418	-	98
Off Shore	(26)	(60)	-
Total	45,850	38,775	16,797

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank has no dilutive potential common shares as of December 31, 2017, 2016 and 2015.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2017, 2016 and 2015 (in millions of pesos, except per share data):

	2017	2016	2015
Income from continuing operations before attribution of non-controlling interests	2,754,173	2,791,450	2,586,385
Less: Non-controlling interests from continuing operations	139,173	89,619	90,008
Net income from continuing operations	2,615,000	2,701,831	2,496,377
Income from operations and disposals of discontinued operations, net of taxes	-	163,497	22,513
Less: Non-controlling interests from discontinuing operations	-	-	-
Net income attributable to the controlling interest	2,615,000	2,865,328	2,518,890
Less: Preferred dividends declared	370,983	342,825	316,548
Less: Allocation of undistributed earnings to preferred stockholders	827,126	972,955	836,383
Continuing operations	827,126	896,100	825,800
Discontinued operations	-	76,855	10,583
Net income allocated to common shareholders for basic and diluted EPS	1,416,891	1,549,548	1,365,959
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and Diluted earnings per share to common shareholders	2,780	3,040	2,680
From continuing operations	2,780	2,870	2,656
From discontinuing operations	-	170	24

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

Between the Parent Company and its related parties, during the periods ending at December 31, 2017, 2016 and 2015, there were no:

−	Loans that for its contractual terms do not represent a lending transaction.
−	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
−	No guarantees, pledges or commitments have been given or received in respect of the aforementioned transactions.

As of December 31, 2017

	Stockholders with an interest equal or higher than 10% of the Bank’s capital	Directors and senior management	Associates and joint venture
In millions of COP

Assets
Investments	-	-	1,855,511
Loans and advances to customers and financial entities, net	423,706	17,342	124,592
Assets held for sale and inventories	-	-	18,413	(1)
Other assets	-	2	127,022	(2)
Total assets	423,706	17,344	2,125,538

Liabilities
Deposits	363,335	4,363	163,932
Other liabilities	-	3	92
Total liabilities	363,335	4,366	164,024

Income
Interest and other operating income	6,989	419	11,224
Dividends	-	-	48,403
Others	-	-	51,613
Net income	6,989	419	111,240

Expenses
Interests and other operating expenses	5,603	269	20,139
Fees	-	1,109	19
Others	-	53	29,431
Total expenses	5,603	1,431	49,589

(1)	Investment classified as held for sale. See Note 12. Assets held for sale and Inventories.
(2)	This ítem includes portfolio purchase operation held between Bancolombia S.A. and Titularizadora Colombiana.

As of December 31, 2016

	Stockholders with an interest equal or higher than 10% of the Bank’s capital	Directors and senior management	Associates and joint venture (1)
In millions of COP

Assets
Investments	-	-	1,688,543
Loans and advances to customers and financial entities, net	246,245	15,709	36,262
Other assets	-	389	64,078
Total assets	246,245	16,098	1,788,883

Liabilities
Deposits	145,266	3,750	230,176
Other liabilities	-	-	31,941
Total Liabilities	145,266	3,750	262,117

Income
Interest and other operating income	8,951	931	6,089
Dividends	-	-	49,627
Others	-	-	51,586
Net income	8,951	931	107,302

Expenses
Interests and other operating expenses	430	767	13,912
Fees	-	1,001	5
Others	-	-	37,370
Total expenses	430	1,768	51,287

(1)	This ítem includes operations held between Bancolombia S.A. and Compañía de Financiamiento Tuya S.A. since November 1, 2016 when the Bank lost control of Tuya S.A. Furthermore, the item includes operations held between Bancolombia S.A. and Sociedad Servicios de Aceptación S.A.S. since June, 2016, when that company was set up.

As of December 31, 2015

	Stockholders with an interest equal or higher than 10% of the Bank’s capital	Directors and senior management	Associates and joint venture
In millions of COP

Income
Interest and other operating income	-	1,389	22,588
Dividends	-	-	45,736
Others	-	-	14
Net income	-	1,389	68,338

Expenses
Interests and other operating expenses	16	23	4,879
Fees	-	792	-
Others	-	-	1,006
Total expenses	16	815	5,885

During the years ending December 31, 2017, 2016 and 2015, the Bank paid fees to the directors COP 1,109, COP 1,001 and COP 792, respectively, as compensation for attending meetings of Board and Support Committee. The Payments to senior management in the same periods were COP 14,320, COP 12,956 and COP 55,175, respectively, for short-term benefits, COP 922, COP 589 and COP 191 for long-term benefits and in 2017 and 2016, other payments for post-employment benefits were COP 460 and COP 13,994, respectively. In 2015 the Bank did not pay post-employment benefits.

The Parent company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation Note 2.C and the Parent company meet the definition of related party transactions, and were eliminated from the consolidated financial statements.

Financial Conglomerate Operations

In 2017, the Financial Conglomerates Law - Law 870 of September 21, was issued in Colombia, this law defines the scope of the supervision and regulation of financial conglomerates in Colombia. In accordance with the law, the conformation of financial conglomerates includes entities under share control and entities under subordination due to significant influence of a financial holding company, a modality that is materialized when the shareholding structure of the entity substracts the rights to vote of certain shareholders.

As a consequence of the definition of subordination under significant influence, the Bank, despite not having the status of subordinate, nor being under the share control of Grupo de Inversiones Suramericana (Grupo Sura), will be part of the financial conglomerate that has Grupo Sura as a financial holding.

This definition of Financial Conglomerate under the terms of Law 870, has no effects on tax, accounting, labor or other provisions. Therefore, the definition of control included in the Colombian law (Law 222 of 1995) and the framework of IFRS 10 for purposes of its application in Colombia, were not modified.

Due to the fact that the Bank belongs to the conglomerate and as a complement to the disclosures established by NIC 24, Bancolombia includes, as it follows, the operations carried out in 2017 on the related party chart of the Grupo Sura conglomerate.

December 31, 2017
In millons of COP

Assets
Investments	376,171
Loans and advances to customers and financial entities, net	191,278
Other assets	8
Total assets	567,457

Liabilities
Deposits	1,015,523
Other liabilities	1,882
Total liabilities	1,017,405

Income
Interest and other operating income	488,190
Dividends	15,021
Net income	503,211

Expenses
Interests and other operating expenses	32,568
Fees	4
Others	4,788
Total expenses	37,360

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

As a result of the merger, on September 30, 2016, the Parent company recognized in its statement of financial position the assets and liabilities at their carrying value in Leasing Bancolombia’s financial statements, including the portfolio loans and financial leasing contracts amounting to COP 15,186,102, cash and cash equivalents amounting to COP 295,852 and other assets amounting to COP 1,097,058. On the other hand, the Parent company assumed liabilities in deposits from customers amounting to COP 8,944,845, debt securities in issued amounting to COP 2,387,940 and other liabilities amounting to COP 3,117,115.

NOTE 28. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the conciliation of the balances of liabilities from financing activities as of December 31, 2017:

	Balance as of January 1, 2017	Cash flows	Non-cash changes				Balance as of December 31, 2017
			Foreign currency translation adjustment	Interests accrued	Other movements
Liabilities from financing activities
In millions of COP
Repurchase agreements and other similar secured borrowing	1,924,010	1,313,442	(1,324)	-	-		3,236,128
Borrowings from other financial institutions (1)	18,905,843	(5,883,247)	(177,290)	1,075,716	(98,870)	(2)	13,822,152
Debt securities in issue (1)	18,704,809	(40,069)	(73,652)	1,056,024	1,602		19,648,714
Preferred shares (3)	581,972	(57,701)	-	-	58,714		582,985
Total liabilities from financing activities	40,116,634	(4,667,575)	(252,266)	2,131,740	(38,554)		37,289,979

(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and debt securities in issue include the interests paid during the year amounting to COP 1,031,078 and COP 1,084,096, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The amount of COP (98,870) is mainly comprised by the reclassification of liabilities relating to assets held for sale.
(3)	The cash flow amounting to COP 57,701 corresponds to the minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

NOTE 29. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
	Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Assets
Debt securities at fair value	10,701,855	10,701,855	8,537,562	8,537,562
Debt securities at amortized cost	4,157,568	4,131,688	3,134,919	3,115,477
Equity securities at fair value	1,517,830	1,517,830	1,388,172	1,388,172
Derivative financial instruments	1,134,372	1,134,372	1,677,970	1,677,970
Loans and advances to customers and financial institutions, net (1)	152,244,991	149,162,071	145,125,575	141,595,210
Investment property	1,657,409	1,657,409	1,581,689	1,581,689
Invesments in associates and joint ventures	757,886	757,886	388,595	388,595
Equity securities - Assets held for sale	2,486	2,486	-	-
Total	172,174,397	169,065,597	161,834,482	158,284,675
Liabilities
Deposits by customers	131,959,215	132,779,730	124,624,011	125,096,410
Interbank deposits	1,084,591	1,084,591	341,856	341,856
Repurchase agreements and other similar secured borrowing	3,236,128	3,236,128	1,924,010	1,924,010
Derivative financial instruments	945,853	945,853	1,312,450	1,312,450
Borrowings from other financial institutions	13,822,152	13,822,152	18,905,843	18,905,843
Preferred shares	582,985	662,999	581,972	565,676
Debt securities in issue	19,648,714	20,756,154	18,704,809	19,071,085
Total	171,279,638	173,287,607	166,394,951	167,217,330

(1)	The amount of COP 140,398,685 disclosed as the fair value of the line “Loans and advances to customers and financial institutions, net” in the Bank’s annual report in 2016 has been changed for COP 141,595,210 due to the correction of errors in gathering and processing data from which the loans portfolio’s fair value disclosure is prepared.

•	Fair value hierarchy

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

On a daily basis, the Financial Operations Officer verifies the valuation of investments, and the Proprietary Trading Desk’s Risk Management area reports the results of the portfolio’s valuation.

Fair value measurement

Assets

a. Debt securities

The Bank assigns price to those debt investments, using the prices provided by the official pricing services provider (Infovalmer) and assigns the appropriate level according to the procedure described above, (Hierarchy of fair value section). For securities not traded or over-the-counter such as certain bonds issued by other financial institutions, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and the Colombian consumer price index (interest rate in this case), modified by the credit risk and liquidity risk. The interest rate is generally computed using observable market data and reference yield curves derived from quoted interest in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.

b. Equity securities

The Bank performs the market price valuation of their investments in variable income using the prices provided by the official pricing services provider (Infovalmer) and classifies those investments according to the procedure described above. (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities is based on an assessment of each individual investment using methodologies that include publicly-traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described in verbatim “i. Investment property”.

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

h. Investments in associates and joint ventures measured at fair value

The Bank recognizes its investment in PA Viva Malls as an associated at fair value. The estimated amount is provided by fund manager as the variation of the units according to the units owned by the Fondo Colombia Inmobiliario. The associate’s assets are comprised of investment properties which are measured using the following techniques: comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see “Quantitative Information about Level 3 Fair Value Measurements”.

i. Investment property

The Bank’s investment property are valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017 and 2016:

Financial Assets
Type of instrument	December 31, 2017				December 31, 2016
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Debt securities
Securities issued by the Colombian Government	6,013,860	989,287	-	7,003,147	4,400,952	503,200	-	4,904,152
Securities issued or secured by Government entities	9,186	26,852	-	36,038	3,163	8,741	-	11,904
Securities issued by other financial institutions	177,531	578,196	297,049	1,052,776	146,025	529,244	405,099	1,080,368
Securities issued by Foreign Governments	1,196,963	1,275,031	-	2,471,994	1,044,629	1,384,563	-	2,429,192
Corporate bonds	33,800	100,982	3,118	137,900	19,614	77,403	14,929	111,946
Total Debt securities	7,431,340	2,970,348	300,167	10,701,855	5,614,383	2,503,151	420,028	8,537,562
Equity securities	145,250	28,976	1,343,604	1,517,830	189,363	20,131	1,178,678	1,388,172
Total equity securities	145,250	28,976	1,343,604	1,517,830	189,363	20,131	1,178,678	1,388,172
Derivative financial instruments
Forwards
Foreign exchange contracts	-	78,189	94,121	172,310	-	187,682	125,884	313,566
Equity contracts	-	357	15	372	-	2,816	609	3,425
Total forwards	-	78,546	94,136	172,682	-	190,498	126,493	316,991
Swaps
Foreign exchange contracts	-	482,330	190,228	672,558	-	856,742	270,732	1,127,474
Interest rate contracts	8,171	220,027	45,939	274,137	4,497	158,342	23,369	186,208
Total swaps	8,171	702,357	236,167	946,695	4,497	1,015,084	294,101	1,313,682
Options
Foreign exchange contracts	-	746	14,249	14,995	-	5,633	41,664	47,297
Total options	-	746	14,249	14,995	-	5,633	41,664	47,297
Total derivative financial instruments	8,171	781,649	344,552	1,134,372	4,497	1,211,215	462,258	1,677,970
Investment properties
Buildings	-	-	1,413,285	1,413,285	-	-	1,355,717	1,355,717
Lands	-	-	244,124	244,124	-	-	225,972	225,972
Total investment properties	-	-	1,657,409	1,657,409	-	-	1,581,689	1,581,689
Investment in associates
PA Viva Malls	-	-	757,886	757,886	-	-	388,595	388,595
Total investment in associates and joint ventures	-	-	757,886	757,886	-	-	388,595	388,595
Equity securities - Assets held for sale
Assets held for sale	-	-	2,486	2,486	-	-	-	-
Total Equity securities - Assets held for sale	-	-	2,486	2,486	-	-	-	-
Total	7,584,761	3,780,973	4,406,104	15,771,838	5,808,243	3,734,497	4,031,248	13,573,988

Financial liabilities
Type of instrument	December 31, 2017				December 31, 2016
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	(122,424)	(20,552)	(142,976)	-	(304,756)	(19,167)	(323,923)
Equity contracts	-	(3,955)	(515)	(4,470)	-	(2,838)	(272)	(3,110)
Total forwards	-	(126,379)	(21,067)	(147,446)	-	(307,594)	(19,439)	(327,033)
Swaps
Foreign exchange contracts	-	(459,789)	(46,034)	(505,823)	-	(708,354)	(40,728)	(749,082)
Interest rate contracts	(9,347)	(252,660)	(13,634)	(275,641)	(7,828)	(178,743)	(5,773)	(192,344)
Total swaps	(9,347)	(712,449)	(59,668)	(781,464)	(7,828)	(887,097)	(46,501)	(941,426)
Options
Foreign exchange contracts	-	(16,943)	-	(16,943)	-	(42,961)	-	(42,961)
Total options	-	(16,943)	-	(16,943)	-	(42,961)	-	(42,961)
Futures
Equity contracts	-	-	-	-	(1,030)	-	-	(1,030)
Total futures	-	-	-	-	(1,030)	-	-	(1,030)
Total derivative financial instruments	(9,347)	(855,771)	(80,735)	(945,853)	(8,858)	(1,237,652)	(65,940)	(1,312,450)
Total	(9,347)	(855,771)	(80,735)	(945,853)	(8,858)	(1,237,652)	(65,940)	(1,312,450)

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the statement of financial position but for which the fair value is disclosed at December 31, 2017 and 2016:

Assets
Type of instrument	December 31, 2017				December 31, 2016
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Debt securities
Securities issued by the Colombian Government	-	12,967	-	12,967	-	-	-	-
Securities issued or secured by Government entities	17,204	528,395	1,350,175	1,895,774	9,336	344,200	1,154,372	1,507,908
Securities issued by other financial institutions	194,606	21,871	12,007	228,484	172,125	15,421	18,033	205,579
Securities issued by Foreign Governments	748,060	302,795	-	1,050,855	822,598	162,626	-	985,224
Corporate bonds	231,601	49,694	662,313	943,608	199,331	-	217,435	416,766
Total – Debt securities	1,191,471	915,722	2,024,495	4,131,688	1,203,390	522,247	1,389,840	3,115,477
Loans and advances to customers and financial institutions, net (1)	-	-	149,162,071	149,162,071	-	-	141,595,210	141,595,210
Total	1,191,471	915,722	151,186,566	153,293,759	1,203,390	522,247	142,985,050	144,710,687

(1)	The amount of COP 140,398,685 disclosed as the fair value of the line “Loans and advances to customers and financial institutions, net” in the Bank’s annual report in 2016 has been changed for COP 141,595,210 due to the correction of errors in gathering and processing data from which the loans portfolio’s fair value disclosure is prepared.

Liabilities
Type of instruments	December 31, 2017				December 31, 2016
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Deposits by customers	-	(30,440,868)	(102,338,862)	(132,779,730)	-	(20,534,986)	(104,561,424)	(125,096,410)
Interbank deposits	-	-	(1,084,591)	(1,084,591)	-	-	(341,856)	(341,856)
Repurchase agreements and other similar secured borrowing	-	-	(3,236,128)	(3,236,128)	-	-	(1,924,010)	(1,924,010)
Borrowings from other financial institutions	-	-	(13,822,152)	(13,822,152)	-	-	(18,905,843)	(18,905,843)
Preferred shares	-	-	(662,999)	(662,999)	-	-	(565,676)	(565,676)
Debt securities in issue	(8,999,118)	(9,534,766)	(2,222,270)	(20,756,154)	(7,068,228)	(10,228,190)	(1,774,667)	(19,071,085)
Total	(8,999,118)	(39,975,634)	(123,367,002)	(172,341,754)	(7,068,228)	(30,763,176)	(128,073,476)	(165,904,880)

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

Items Measured at fair value on a non-recurring basis

The Bank measured certain foreclosed assets held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset. The following breakdown sets forth the fair value hierarchy of those assets classified by type:

	December 31, 2017				December 31, 2016
	Fair-value hierarchy			Total fair Value	Fair-value hierarchy			Total fair Value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Machinery and equipment	-	-	11,500	11,500	-	-	9,466	9,466
Real estate for residential purposes	-	-	23,854	23,854	-	-	20,671	20,671
Real estate different from residential properties	-	-	1,402	1,402	-	-	102,913	102,913
Collateralized loans	-	-	5,417,875	5,417,875	-	-	1,543,513	1,543,513
Total	-	-	5,454,631	5,454,631	-	-	1,676,563	1,676,563

Investment in Associates – TUYA

As mentioned in Note 7. Investments in associates and joint ventures, during 2017 the Bank has recognized an impairment on TUYA. The valuation of TUYA SA was made through an exercise of comparable multiples, using the price / book value multiple as reference. A list of comparable companies that have a similar economic activity to the company valued was taken. Taking into account that several of the comparable companies are in a different geography, adjustments were made to the multiple to reflect this situation. The most sensitive assumptions used by the Bank in determining the fair value of Tuya were the valuation trading multiple and the discount rate used. The valuation trading multiple was 1.29x and it was computed using a lineal regression model, the Tuya’s expected return rate used by the expert was 12.13%

	December 31, 2017				December 31, 2016
	Fair-value hierarchy			Total fair Value	Fair-value hierarchy			Total fair Value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment in Associates - TUYA	-	-	225,548	225,548	-	-	-	-
Total	-	-	225,548	225,548	-	-	-	-

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2017 and 2016:

As of December 31, 2017

	Balance, January 1, 2017	Included in earnings	OCI	Purchases / reclassifications	Settlement	Prepaids	Transfers in to Level 3	Transfers out of Level 3	Balance, December 31, 2017
In millions of COP
Debt securities at fair value
Securities issued or secured by other financial entities	405,099	(70,416)	-	52,316	(58,999)	-	-	(30,951)	297,049
Corporate bonds	14,929	(4,211)	-	5,999	(10,869)	(72)	-	(2,658)	3,118
Total	420,028	(74,627)	-	58,315	(69,868)	(72)	-	(33,609)	300,167
Derivative financial instruments
Foreign exchange contracts	378,385	353	-	231,260	(378,053)	-	103	(36)	232,012
Interest rate contracts	17,596	-	-	34,067	(17,596)	-	(1,762)	-	32,305
Equity contracts	337	-	-	(500)	(337)	-	-	-	(500)
Total	396,318	353	-	264,827	(395,986)	-	(1,659)	(36)	263,817
Equity securities
Equity securities	1,178,678	107,848	26,736	116,743	(41,948)	-	6,950	(51,403)	1,343,604
Total	1,178,678	107,848	26,736	116,743	(41,948)	-	6,950	(51,403)	1,343,604
Investment in associates
PA Viva Malls	388,595	108,868	-	262,918	(2,495)	-	-	-	757,886
Total	388,595	108,868	-	262,918	(2,495)	-	-	-	757,886
Equity securities - Assets held for sale
Assets held for sale	-	-	-	1,345	-	-	1,141	-	2,486
Total	-	-	-	1,345	-	-	1,141	-	2,486

As of December 31, 2016

	Balance, January 1, 2016	Included in earnings	OCI	Purchases	Settlement	Prepaids	Transfers in to Level 3	Transfers out of Level 3	Balance, December 31, 2016
In millions of COP
Debt securities at fair value
Securities issued or secured by other financial entities	629,994	(64,739)	-	77,263	(239,769)	-	2,350	-	405,099
Other investments	10,065	9,160	-	62	(6,954)	-	2,596	-	14,929
Total	640,059	(55,579)	-	77,325	(246,723)	-	4,946	-	420,028
Derivative financial instruments
Foreign exchange contracts	726,609	(22,727)	-	125,632	(495,525)	-	21,267	23,129	378,385
Interest rate contracts	9,319	(3,170)	-	5,014	(1,858)	-	6,004	2,287	17,596
Equity contracts	-	-	-	337	-	-	-	-	337
Total	735,928	(25,897)	-	130,983	(497,383)	-	27,271	25,416	396,318
Equity securities
Equity securities	978,751	(75,573)	46,035	282,604	(53,139)	-	-	-	1,178,678
Total	978,751	(75,573)	46,035	282,604	(53,139)	-	-	-	1,178,678
Investment in associates
PA Viva Malls	-	-	-	388,595	-	-	-	-	388,595
Total	-	-	-	388,595	-	-	-	-	388,595

Level 3 Fair Value Rollforward

The following were the significant Level 3 transfers for the period December 31, 2016 to 2017:

Transfer of COP 30,951 in 2017 from Level 3 to Level 2 Securities issued or secured by other financial entities. A change was observed in the marking days for the margin methodology. In 2016, these securities have an updated margin for a period exceeding 365 days, and for 2017, these were less than 365 days, therefore the actual level is 2.

Transfers of COP 51,403 in 2017 from level 3 to level 1 equity securities, are mainly explained by the change in the fair value level of Deceval, since the valuation underlying asset as of December 31, 2017 equals the quoted price of Bolsa de Valores de Colombia at the end of the year, due to the merger between both companies in 2017.

The transfer of COP 23,129 in 2016 from Level 3 to Level 2 foreing exchange contracts, primarily linked to an increase in their market liquidity and the observability of prices.

As of December 31, 2017 and 2016, unrealized gains and losses on debt securities were COP 73,505 and COP 55,191; Equity Securities COP 116,051 and COP 75,347 respectively.

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

During the years ended December 31, 2017 and 2016, the Bank transferred securities amounting to COP 2,700 Securities issued or secured by Colombian Government, from Level 1 to Level 2 primarily, because such securities decreased their liquidity and were traded more frequently to comprise an active market.

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

Quantitative Information about Level 3 Fair Value Measurements

The fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable market transactions in the same instrument and are not based on observable market data. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values and therefore a valuation adjustment would be recognized in profit or loss. Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities and the sensitivity of these fair values to reasonably possible alternative assumptions.

As of December 31,2017

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Amounts in millions of COP
Debt securities
Securities issued by other financial institutions
TIPS	236,236	Discounted cash flow	Yield	0.43% to 10.35%	0.63%	225,867	235,382
			Liquidity risk Premium	0% to 10.35%	4.48%	226,007	235,228
			Prepayment Speed	n/a	n/a	231,087	230,152
Other bonds	41,776	Discounted cash flow	Yield	(0.11%) to 0.76%	0.81%	35,305	38,282
Securitizations	10,919	Discounted cash flow	Yield	2.24% to (3.43%)	(1.19%)	10,825	11,014
Time deposit	8,118	Discounted cash flow	Yield	1.77% to 1.86%	1.81%	8,056	8,184
Securities issued by other financial institutions	297,049
Corporate bonds	3,118	Discounted cash flow	Yield	(0.11%) to 0.76%	0.81%	3,292	2,985
Total debt securities	300,167
Equity securities
Equity securities	1,343,604	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Options	14,249	Black-Scholes	Recovery rate	0.06% to 23.75%	4.99%	14,142	14,280
Forward	73,069	Discounted cash flow	Credit spread	0% to 16.54%	2.41%	72,886	73,263
Swaps	176,499	Discounted cash flow	Credit spread	0% to 21.31%	1.95%	170,701	182,343
Investment in associates
P.A Viva Malls	757,886	Price-based	Price	n/a	n/a	n/a	n/a
Equity securities - Assets held for sale
Assets held for sale	2,486	Price-based	Price	n/a	n/a	n/a	n/a

As of December 31,2016

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Amounts in millions of COP
Debt securities
Securities issued by other financial institutions
TIPS	22,651	Discounted cash flow	Yield	(0.23%) to 0.76%	0.32%	22,484	22,807
			Liquidity risk Premium	0% to 10.35%	9.58%	22,377	22,687
			Prepayment Speed	n/a	n/a	22,557	22,509
Other bonds	75,862	Discounted cash flow	Yield	0.75% to 1.20%	2.14%	68,621	73,182
Debt securities	2,350	Discounted cash flow	Yield	(0.12%)	(0.12%)	2,297	2,388
Asset-backed securities	16,895	Discounted cash flow	Yield	(0.12%)	1.65%	16,766	17,056
Securities issued by other financial institutions	117,758
Corporate bonds	14,929	Discounted cash flow	Yield	(0.24%)	(0.24%)	3,448	2,124
Total debt securities	132,687
Equity securities
Equity securities	1,178,678	Price-based	Price	n/a	n/a	n/a	n/a
Derivative fiancial instruments
Options	41,496	Black-Scholes	Recovery rate	25.00%	25.00%	41,668	41,661
Forward	106,921	Discounted cash flow	Credit spread	0% to 20.05%	5.01%	106,759	107,346
Swaps	201,185	Discounted cash flow	Credit spread	0% to 23.44%	5.86%	200,098	202,279
Investment in associates
P.A Viva Malls	388,595	Price-based	Price	n/a	n/a	n/a	n/a

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

The same weighted rates as December 31 2017 were:

• Direct capitalization: initial rate 8.12%

• Discounted cash flow: discount rate: 11.36%, terminal rate: 8.55%.

The ratio between monthly gross income and real estate value (rental rate) considering the differences in placements and individual factors between properties and in a weighted way is 0.75% for 2017 and 0.77% for 2016.

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

Replacement cost

There has been no change to the valuation technique during the year for each asset.

NOTE 30. DISCONTINUED OPERATIONS

Compañía de financiamiento Tuya S.A is a private entity oriented to offer lines of credit directed to individuals, corporate credit cards, vehicle loan and payroll loans among others, as a result of which Tuya has achieved a significant market share position in the consumer loan market in Colombia.

On October 31, 2016 Bancolombia S.A, announced that, after obtaining all the required regulatory approvals, the sale agreement announced in a press release on July 1, 2015, pursuant to which Bancolombia S.A (“Bancolombia”), the Fondo de Empleados of Grupo Bancolombia - FEBANC and Fundacion Bancolombia, (together, the “Sellers”), transferred to Almacenes Éxito S.A (“Almacenes Exito”) and Almacenes Éxito Inversiones S.A.S (together, the “Buyers”) 50% of the shares of Compañia de Financiamiento Tuya S.A (“Tuya”), entered into effect. The total purchase price of the transaction was COP 79,017.

As a result of this transaction:

1.	Tuya is jointly controlled by the strategic partners since October 30, 2016.

2.	Tuya’s shares formerly owned by the Bank will now be owned by Bancolombia S.A. and its subsidiaries Banca de Inversión Bancolombia S.A. Corporación Financiera and BIBA Inmobiliaria SAS.

3.	Tuya’s assets and liabilities were derecognized at their carrying amounts at October 31, 2016, which is considered the date when the Bank’s control was lost. Likewise the Bank recognized the fair value of the non-controlling interest in Tuya amounting to COP 343,108 as a joint venture. The fair value of the consideration received amounted to COP 79,017 and as a result of this transaction the Bank recognized an income by COP 263,770 (associated with the remeasurement of the fair value) in the statement of income in the line “Income from discontinued operations”, and the related occasional earning tax amounted to COP 659 and the deferred income tax amounted to COP 99,614.

Analysis of the results of discontinued operations:

Results of operations as of October 31, 2016 and as of December 31, 2015, recognized in the Consolidated Statement of Income as Net income from discontinued operations, are the following:

	Ten months ended October 31, 2016	Year ended December 31, 2015
In millons of COP
Interest income on loans	408,233	403,382
Overnight and market funds	320	53
Interest and valuation on investment	1,246	698
Total interest and valuation	409,799	404,133
Interest expense	(106,110)	(74,919)
Net margin on financial instruments	303,689	329,214
Credit impairment charges on loans, net	(323,290)	(324,309)
Net interest and valuation income after provision for loans and financial leases	(19,601)	4,905
Fees and other service income, net	244,193	235,806
Other operating income	1,365	267
Total income, net	225,957	240,978
Total operating expenses	(221,310)	(219,532)
Profit before tax	4,647	21,446
Income tax	(2,961)	1,067
Net income from discontinued operations	1,686	22,513

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

Cash flow from discontinued operations

For the year ended December 31, 2015 Compañía de Financiamiento Tuya S.A. had the following cash flows:

2015
In millions of COP
Cash flows provided by operating activities:
Net Income	22,508
Total net income adjustments	308,945
Net changes of assets and liabilities	(243,153)
Net cash provided by operating activities	88,300
Cash flows provided by (used in) investing activities:
Net cash provided by (used in) investing activities	12,259
Cash flows used in financing activities:
Net cash used in financing activities	(42,823)
Net increased in cash	57,736
Cash at the beginning of the year	150,225
Cash at the end of the year	207,961

NOTE 31. RISK MANAGEMENT

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

The Risk Corporate Vicepresidency professionals manage the different risks inherent to the activities undertaken in the fulfillment of their responsibilities.

31.1 Credit risk

Credit risk

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty, and arises principally from the decline on borrower´s creditworthiness or changes in the business climate.

The information below contains the maximum exposure to credit risk:

December 31, 2017

	Maximum exposure	Collateral	Net exposure
	In millions of COP
Loans and Advances	160,468,094	(71,122,738)	89,345,356
Commercial	88,997,241	(42,593,800)	46,403,441
Consumer	27,646,114	(5,915,201)	21,730,913
Mortgage	20,512,208	(18,991,957)	1,520,251
Small Business Loans	1,063,580	(652,227)	411,353
Financial Leases	22,248,951	(2,969,553)	19,279,398
Off-Balance Sheet Exposures	22,360,075	-	22,360,075
Financial Guarantees	6,701,643	-	6,701,643
Loan Commitments	15,658,432	-	15,658,432
Other Financial Instruments (1)	16,837,677	(2,867,247)	13,970,430
Debt Securities	14,859,423	(2,741,345)	12,118,078
Derivatives	457,940	(125,902)	332,038
Equity Securities(2)	1,520,314	-	1,520,314
Total	199,665,846	(73,989,985)	125,675,861

December 31, 2016

	Maximum exposure	Collateral	Net exposure
	In millions of COP
Loans and Financial Leases	151,747,486	(68,627,160)	83,120,326
Commercial	86,259,708	(28,801,285)	57,458,423
Consumer	23,925,279	(5,917,791)	18,007,488
Mortgage	19,155,852	(18,193,999)	961,853
Small Business Loans	1,062,724	(296,816)	765,908
Financial Leases	21,343,923	(15,417,269)	5,926,654
Off-Balance Sheet Exposures	15,499,545	-	15,499,545
Financial Guarantees	6,344,004	-	6,344,004
Loan Commitments	9,155,541	-	9,155,541
Other Financial Instruments (1)	13,900,216	(1,384,764)	12,515,452
Debt Securities	11,705,563	(1,137,457)	10,568,106
Derivatives	779,829	(247,307)	532,522
Equity Securities	1,414,824	-	1,414,824
Total	181,147,247	(70,011,924)	111,135,323

(1)	Collateral Held (-) and Collateral Pledged (+).
(2)	Includes investments classified as “assets held for sale”. See Note 12 Assets held for sale and inventories, net.

Maximum exposure to credit risk of the loans and advances refers to the carrying amount at the end of the period. It does not take into account any collateral received or any other credit risk mitigates.

Maximum exposure to credit risk of financial guarantees corresponds to the total amount guaranteed at the end of the period. This amount represents the worst case scenario and does not reflect the expected results.

Maximum exposure to derivatives refers to the fair value at the end of the period, without considering any guarantee received or any other credit risk mitigates.

Maximum exposure to credit risk of debt securities and equity securities refers to the carrying amount at the end of the period without considering any guarantee received.

a.	Credit Risk Management - Loans and Advances

Risk management during the credit life cycle is developed through the fulfillment of the policies, procedures and methodologies stipulated in the Credit Risk Administration System, in accordance with the strategy approved by the Board of Directors for monitoring and controlling credit risk.

The Credit Risk Administration System also contains the general criteria to evaluate, classify, measure and mitigate credit risk. In addition, the credit risk department has developed methodologies and manuals that specify the policies and procedures for different products and segments managed by the Bank.

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies, including the following:

•	Credit exposure limits: It contains guidelines with regards to the establishment of credit exposure limits. It is set in fulfillment of legal requirements and according to Bancolombia internal guidelines.

•	Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential borrowers and to select them properly. The riskiness of the borrowers is determined using credit rating models. These models use information such the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. The credit risk rating system is also used in determining the allowance for loans and advances and lease losses.

Loan applications, depending on their amount, are presented for approval at the level of management authority required.

•	Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, the Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

•	Allowance policies: the objective of this policy is to fulfil legal requirements and the Bank’s business policies. In addition, this policy is meant to provide the guidelines to perform client’s status analysis and take the necessary actions in order to mitigate credit risk the Bank is exposed to.

•	Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.

•	Portfolio recovery policies: Through the definition of these policies, the organization aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what the organization has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models.

Management of credit risk is carried out in all of the credit life cycle. These processes are defined in the following way:

•	Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.

•	Monitoring: Knowing the borrower’s situation during the life of the credit.

•	Recovery: Collection management during the different stages of the same credit.

In order to withstand the credit origination processes, the Bank develops scoring and rating models based on statistical information or criteria from experts, which differentiate the risk levels of potential borrowers in order to support the decision making process.

The Risk Corporate Vice Presidency is in charge of defining and documenting the specific characteristics of the models being utilized, as well as the parameters, variables to use in each case and the cut-off points that are applied per situation in the process of issuing credit. On an annual basis at the minimum, the Risk Corporate Vice Presidency must perform backtesting1 of the scoring and rating models used in the granting process in order to evaluate their effectiveness. Additionally, on a periodically basis, the entire credit portfolio will be rated taking into account the established internal models for the purpose of evaluating the credit risk of each borrower and constitute the required allowance for loans and advances and lease losses.

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

The individual risk analysis is applied to impaired borrowers with significant loan carrying amount larger than COP 5.000 million (USD 1.5 million for foreign subsidiaries); the evaluation relies on the borrower’s projected cash flows. The basic projection assumptions are based on a qualitative analysis and are supported by the AEC2 committee information and takes account the consultation with the Commercial Managers. In the case where the loan is considered collateral-dependent, an allowance for loans and advances and lease losses is provided when the fair value of collateral is lower than the book value.

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

The following classifications are established for the analysis of concentration:

•	By country: based on the country that the loans were originated.

•	By sector: done according to the sectorial sub-segmentation defined by the Bank based mainly on the code CIIU[3].

•	By categories: refers to the portfolio categories of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).

•	By economic group: according to the characteristics of economic groups as established by regulations.

•	By maturity: consistent with the remaining term to loan maturity.

•	By past due days: this concentration evaluates loans that are more than one month overdue.

[1]	Statistical procedures used to validate the quality and accuracy of a model, through the comparison of actual results and risk measures generated by the models.
[2]	AEC: “Administración Especial de Clientes”. It’s a committee that meets periodically to identify current situations or anticipate future situations that might generate a possible deterioration in the client’s.

[3]	CIIU: International Standard Industrial Classification of All Economic Activities.

b.	Credit Quality Analysis - Loans and Financial Leases

Rating System for Credit Risk Management

Its principal aim is to determine the risk profile of the borrower, which is obtained through a rating.

The rating for corporate loans is assigned principally based on the analysis of the interrelation of both qualitative and quantitative elements that can affect the fulfillment of the financial commitments acquired by a borrower. They take information on the financial statements, profit and loss statement, historical payment behavior both with the Bank and with other entities, and qualitative information on variables that are not explicit in the financial statements. The rating model is applied at the origination of the loan and is updated by a central qualification office to undertake a periodical evaluation of the loan portfolio, during the months of May and November each year.

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

As the subsidiaries have their own internal rating models, for purposes of assessing the consolidated credit risk in a homogeneous bases, the Bank has established the following categories of risk in order to classify borrowers according to their payment behavior:

Category	Description
A- Normal Risk	Loans and advances in this category are appropriately serviced. The borrower’s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.
B- Acceptable Risk	Loans and advances in this category are acceptably serviced and guaranty protected, but there are weaknesses in the payment capacity of the borrower which may potentially affect, on a temporary or permanent basis, the borrower’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal servicing of the loans and advances.
C- Appreciable Risk	Loans and advances in this category represent insufficiencies in the borrower’s paying capacity or in the projected cash flow, which may compromise the normal servicing of the loans and advances.
D- Significant Risk	Loans and advances in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.
E- Unrecoverable	Loans and advances in this category are deemed uncollectible.

Description of Loans and Financial Leases

In order to evaluate and manage credit risk, the credits and financial leasing operations have been classified as:

•	Commercial and Financial Leases:

Loans granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The borrower of this portfolio is mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Business	Companies with annual sales > = COP 20,000 M and < COP 45,000 M except for Banco Agrícola, which places borrowers with annual sales >= USD 1M and < USD 25 M and their main activity is in El Salvador.
Business Construction	Constructors who dedicate themselves professionally to the construction of buildings to be sold as their main activity, with annual sales >= COP 20,000 M and <= COP 45,000 M or with more than three projects.
Corporate Construction	Constructors who dedicate themselves to the construction of buildings to be sold as their main activity, with annual sales > COP 45,000 M or more than five projects
Corporate	Companies with annual sales >= COP 45,000 M., Banistmo places borrowers with annual sales >to USD 10 M in this classification and Banco Agrícola places borrowers with annual sales >= USD 25 M and their main activity is in El Salvador.
Institutional Financing	Financial sector institutions.
Government	Municipalities, districts, departments with their respective decentralized organizations and entities at the national level.
SME	Annual sales < COP 20,000 M, with a classification between small, medium, large and plus except for Banistmo which place companies that do not surpass USD 10 M in annual sales in this classification.

•	Consumer:

Loans and advances, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles. The vehicle financed is used as collateral for the loan.
Credit cards	Rolling credit limits for the acquisition of consumer goods, utilized by means of a plastic card.
Payroll loans	It is a credit line attached to an authorized individual payroll amount.
Others loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans Credit cards are not included in this segment.

The counterparty of this portfolio is mainly made up of individuals, segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•	Mortgage:

These are loans, regardless of amount, granted to individuals for the purchase of a new or used house, commercial real estate or to build a home. These loans include loans denominated in local units or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

The counterparty of the mortgage loan is mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•	Small Business Loans:

These are issued for the purpose of encouraging the activities of small business and most comply with the segmentation conditions.

The borrower of this portfolio is mainly made up of individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.

Analysis of the behavior and impairment of the loan portfolio and financial lease operations

As of December 31, 2017, bank’s total loan portfolio shows a moderate growth, explained mainly by Bancolombia and Banistmo. The disbursements presented an increase of 13.00% compared to the previous year, equivalent to an increase of 5.75% of the portfolio valued in pesos. The events that are worth to highlight in 2017 were: lower macroeconomic dynamics in Colombia and Panamá, in addition to credit impairments in Colombian sectors as natural resources, infrastructure, massive transport systems and the SME segment, triggering a direct impact on the portfolio, evidenced in all credit lines. The previous described events led to an increase in the 30-day past due loan ratio (consolidated), from 3.31% in 2016 to 4.49% for 2017.

•	Commercial loans and finance lease amounted to COP 111,250 billion, which represented an increase of 3.39% with respect to 2016. Its 30-day past due loan ratio was 3.39%, explained mainly by credit impairments of certain corporate clients with significant credit exposure, in addition to the generalized credit deterioration of the SME segment in Colombia.

•	Consumer loans stood at COP 27,650 billion, which represented an increase of 15.55% with respect to 2016. Its 30-day past due loan ratio was 5.88%.

•	Mortgage loans came to COP 20,510 billion, which represented an increase of 7.08% with respect to 2016. Its 30-day past due loan ratio was 7.92%.

•	Microcredit portfolio ended at COP 1,060 billion, which represented an increase of 0.08% with respect to 2016. Its 30-day past due loan ratio was 12.86%.

•	In order to monitor credit risk associated with clients, Grupo Bancolombia has established regular meetings conducted by a committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors as the economic activity, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2016 and 2017 is shown below.

During 2017, risk level 4 was created for nonperforming clients without any financial, operational or commercial viability, where the objective is to obtain the highest possible portfolio recovery by judicial means, in order to reduce or end the commercial relationship given their inability to pay.

Watch List December 31 2017
Million COP
Risk Level	Amount	%	Allowance
Level 1 - Low Risk	4,938,711	2.00%	114,361
Level 2 - Medium Risk	1,641,169	5.00%	81,796
Level 3 - High Risk	3,806,554	33.00%	1,264,077
Level 4 - High Risk	1,509,014	76.00%	1,150,212
Total	11,895,448	22.00%	2,610,447

Watch List December 31 2016
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	3,738,353	3.00%	124,139
Level 2 – Medium Risk	1,623,733	3.00%	46,627
Level 3 and 4 – High Risk	4,461,571	30.00%	1,316,480
Total	9,823,657	15.00%	1,487,246

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

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2017
Amount Covered by Collateral
In Millions of COP
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	19,529,154	1,572,455	18,959,433	-	273,248	40,334,290
Goods Given in Real Estate Leasing	7,725,197	-	-	2,392,075	-	10,117,272
Goods Given in Leasing Other Than Real Estate	5,124,246	112,724	-	577,447	-	5,814,417
Stand by Letters of Credit	455,793	-	-	-	-	455,793
Security Deposits	779,008	300,730	-	-	56,588	1,136,326
Guarantee Fund	2,583,354	147	-	-	301,045	2,884,546
Sovereign of the Nation	12,710	-	-	-	-	12,710
Collection Rights	3,220,882	41,597	-	-	1,119	3,263,598
Other Collateral (Pledges)	3,163,456	3,887,548	32,524	31	20,227	7,103,786
Without Guarantee (Uncovered Balance)	46,403,441	21,730,913	1,520,251	19,279,398	411,353	89,345,356
Total loans and financial leases	88,997,241	27,646,114	20,512,208	22,248,951	1,063,580	160,468,094

December 31, 2016
Amount Covered by Collateral
In Millions of COP
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	18,359,267	1,493,231	17,862,248	-	215,889	37,930,635
Goods Given in Real Estate Leasing	-	-	-	9,231,286	-	9,231,286
Goods Given in Leasing Other Than Real Estate	-	-	-	6,185,983	-	6,185,983
Stand by Letters of Credit	206,453	-	-	-	-	206,453
Security Deposits	1,015,605	280,543	-	-	59,029	1,355,177
Guarantee Fund	2,542,666	53	308,532	-	348	2,851,599
Sovereign of the Nation	25,421	-	-	-	-	25,421
Collection Rights	2,896,981	35,816	-	-	1,230	2,934,027
Other Collateral (Pledges)	3,754,892	4,108,148	23,219	-	20,320	7,906,579
Without Guarantee (Uncovered Balance)	57,458,423	18,007,488	961,853	5,926,654	765,908	83,120,326
Total loans and financial leases	86,259,708	23,925,279	19,155,852	21,343,923	1,062,724	151,747,486

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

During 2017 and 2016, foreclosed assets received amounted to COP 331,057 and COP 487,122, respectively.

The Bank classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:

•	Non-current assets held for sale.
•	Other marketable assets.
•	Other non-marketable assets.
•	Financial instruments (investments).
•	Inventories.
•	Premises and equipment.

The enforcement of collaterals classified as non-current assets held for sale are those expected to be sold in the following 12 months. When there are market restrictions that do not allow their realization in less than 12 months and this period is extended, retroactive depreciation must be charged to results and the asset value will be reduced by the depreciation value.

c.	Risk Concentration – Loans and Advances

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: maturity loan, past due loan, loan categories and loan by sector and risk country, as shown here:

•	Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories are as follows:

Composition	December 31 2017	December 31, 2016
In millions of COP
Commercial	88,997,241	86,259,708
Corporate	58,661,267	55,862,353
SME	17,184,059	16,521,808
Others	13,151,915	13,875,547
Consumer	27,646,114	23,925,279
Credit card	6,255,277	7,784,658
Vehicle	2,915,705	3,058,653
Payroll loans	6,970,783	5,080,660
Others	11,504,349	8,001,308
Mortgage	20,512,208	19,155,852
VIS[1]	5,491,926	5,017,520
Non- VIS	15,020,282	14,138,332
Financial Leases	22,248,951	21,343,923
Small Business Loan	1,063,580	1,062,724
Loans and advances to customers and financial institutions	160,468,094	151,747,486
Allowance for loans and advances and lease losses	(8,223,103)	(6,621,911)
Total net loan and financial leases	152,244,991	145,125,575

1 VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 SMMLV.

•	Concentration of loan by maturity

The following table shows the ranges of maturity, understood as the remaining term for the completion of the contract of loans and financial leases:

December 31, 2017
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
In millions of COP
Commercial	26,641,770	19,583,956	13,561,261	29,210,254	88,997,241
Corporate	17,054,923	11,588,101	8,533,725	21,484,518	58,661,267
SME	5,568,251	5,684,612	2,973,761	2,957,435	17,184,059
Others	4,018,596	2,311,243	2,053,775	4,768,301	13,151,915
Consumer	1,393,022	4,826,773	12,035,699	9,390,620	27,646,114
Credit card	761,294	1,104,571	2,384,220	2,005,192	6,255,277
Vehicle	67,118	718,610	1,499,980	629,997	2,915,705
Payroll loans	52,087	692,079	1,325,911	4,900,706	6,970,783
Others	512,523	2,311,513	6,825,588	1,854,725	11,504,349
Mortgage	50,102	148,851	389,456	19,923,799	20,512,208
VIS	12,238	40,182	93,917	5,345,589	5,491,926
Non-VIS	37,864	108,669	295,539	14,578,210	15,020,282
Financial Leases	3,101,344	2,698,394	3,546,370	12,902,843	22,248,951
Small business loans	232,596	479,646	182,893	168,445	1,063,580
Total gross loans and financial leases	31,418,834	27,737,620	29,715,679	71,595,961	160,468,094

December 31, 2016
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
In millions of COP
Commercial	18,011,992	22,458,578	13,494,101	32,295,037	86,259,708
Corporate	9,679,076	14,032,332	8,385,002	23,765,943	55,862,353
SME	4,549,984	5,711,371	3,145,824	3,114,629	16,521,808
Others	3,782,932	2,714,875	1,963,275	5,414,465	13,875,547
Consumer	692,986	4,873,973	9,713,953	8,644,367	23,925,279
Credit card	189,648	1,465,599	2,363,351	3,766,060	7,784,658
Vehicle	68,174	644,217	1,516,701	829,561	3,058,653
Payroll loans	46,849	589,925	1,314,077	3,129,809	5,080,660
Others	388,315	2,174,232	4,519,824	918,937	8,001,308
Mortgage	37,068	130,429	309,167	18,679,188	19,155,852
VIS	11,151	45,615	81,807	4,878,947	5,017,520
Non-VIS	25,917	84,814	227,360	13,800,241	14,138,332
Financial Leases	3,389,108	2,719,026	3,168,629	12,067,160	21,343,923
Small business loans	128,025	604,831	161,559	168,309	1,062,724
Total gross loans and financial leases	22,259,179	30,786,837	26,847,409	71,854,061	151,747,486

•	Concentration by past due days

The following shows the loans according to past due days. A loan is considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2017
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	85,747,936	570,412	130,613	1,573,899	974,381	88,997,241
Consumer	25,942,380	764,098	236,509	584,789	118,338	27,646,114
Mortgage	18,751,121	752,336	140,188	396,227	472,336	20,512,208
Financial Leases	21,480,161	215,685	61,700	238,030	253,375	22,248,951
Small Business Loan	916,298	39,178	12,753	70,977	24,374	1,063,580
Total	152,837,896	2,341,709	581,763	2,863,922	1,842,804	160,468,094

December 31, 2016
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	84,353,343	361,110	116,876	857,622	570,757	86,259,708
Consumer	22,624,937	609,278	168,018	443,530	79,516	23,925,279
Mortgage	17,746,163	639,346	132,330	284,214	353,799	19,155,852
Financial Leases	20,695,617	149,214	25,238	160,557	313,297	21,343,923
Small Business Loan	943,393	42,941	11,639	46,382	18,369	1,062,724
Total	146,363,453	1,801,889	454,101	1,792,305	1,335,738	151,747,486

•	Concentration of loans by economic sector

The following is the detail of the credit portfolio by main economic activity of the borrower:

December 31, 2017
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	3,533,671	2,171,525	5,705,196
Petroleum and Mining Products	909,127	65,991	975,118
Food, Beverages and Tobacco	5,640,910	808,493	6,449,403
Chemical Production	3,341,248	172,763	3,514,011
Government	3,780,686	151,879	3,932,565
Construction	15,464,605	5,164,321	20,628,926
Commerce and Tourism	17,115,018	6,520,546	23,635,564
Transport and Communications	8,307,712	602,962	8,910,674
Public Services	5,180,634	2,472,215	7,652,849
Consumer Services	31,367,376	16,719,168	48,086,544
Commercial Services	16,248,665	3,993,836	20,242,501
Other Industries and Manufactured Products	6,367,961	4,366,782	10,734,743
Total	117,257,613	43,210,481	160,468,094

December 31, 2016
Economic sector	Loans and advances
	Local	Foreign	Total
In millions of COP
Agriculture	3,360,479	2,210,219	5,570,698
Petroleum and Mining Products	1,670,126	96,463	1,766,589
Food, Beverages and Tobacco	4,992,305	556,798	5,549,103
Chemical Production	3,184,196	218,010	3,402,206
Government	3,426,089	204,429	3,630,518
Construction	14,122,163	4,496,434	18,618,597
Commerce and Tourism	15,953,310	6,056,928	22,010,238
Transport and Communications	7,484,105	740,379	8,224,484
Public Services	5,013,469	4,626,201	9,639,670
Consumer Services	28,673,632	13,116,938	41,790,570
Commercial Services	15,186,857	5,753,166	20,940,023
Other Industries and Manufactured Products	6,141,378	4,463,412	10,604,790
Total	109,208,109	42,539,377	151,747,486

•	Credit concentration by country

The table below shows the concentration of the loans and advances by country. Loans are presented based on the country that they were originated:

December 31, 2017
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	112,862,226	70.30%	7,164,085	87.10%
Panama	28,722,853	17.90%	507,181	6.20%
El Salvador	9,120,415	5.70%	358,258	4.40%
Puerto Rico	847,767	0.50%	14,941	0.20%
Guatemala	8,902,627	5.50%	177,895	2.10%
Other countries	12,206	0.10%	743	0.00%
Total	160,468,094	100.00%	8,223,103	100.00%

December 31, 2016
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	102,011,845	67.22%	5,369,122	81.08%
Panama	31,216,172	20.57%	783,883	11.84%
El Salvador	8,879,815	5.85%	345,364	5.22%
Puerto Rico	1,220,689	0.80%	10,218	0.15%
Peru	140,114	0.09%	9,958	0.15%
Guatemala	8,265,518	5.45%	102,772	1.55%
Other countries	13,333	0.02%	594	0.01%
Total	151,747,486	100.00%	6,621,911	100.00%

•	Credit concentration by economic group

As of December 31, 2017 and 2016, concentration of the 20 largest economic groups amounted to COP 19.2 billion and COP 17.3 billion, respectively. This exposure corresponds to all credit active operations of these groups.

d.	Credit quality – Loans and Advances

The following table shows information about current, past due and impaired loans:

December 31 2017
Risk Category	Current loans without impairment	Past due loan without impairment	Current loans that are impaired	Past due and impaired loans	Total
	In millions of COP
A- Normal Risk	139,543,463	224,259	783,333	7,108	140,558,163
B- Acceptable Risk	5,986,958	1,265,787	1,848,716	88,508	9,189,969
C- Appreciable Risk	9,770	715	2,932,948	901,271	3,844,704
D- Significant Risk	-	-	1,167,928	3,289,030	4,456,958
E- Unrecoverable Risk	52	-	564,728	1,853,520	2,418,300
Total	145,540,243	1,490,761	7,297,653	6,139,437	160,468,094

December 31, 2016
Risk Category	Current loans without impairment	Past due loan without impairment	Current loans that are impaired	Past due and impaired loans	Total
	In millions of COP
A- Normal Risk	134,686,374	183,232	1,590,500	11,110	136,471,216
B- Acceptable Risk	4,810,882	861,347	1,574,761	72,370	7,319,360
C- Appreciable Risk	-	-	2,603,480	979,191	3,582,671
D- Significant Risk	1,247	-	696,641	1,801,383	2,499,271
E- Unrecoverable Risk	-	-	532,715	1,342,253	1,874,968
Total	139,498,503	1,044,579	6,998,097	4,206,307	151,747,486

In order to determine the loans and advances impairment the Bank considers the economic conditions and performance of the borrower’s industry, the analysis of payments behavior, events that could negatively affect the borrower’s ability to pay, among others.

Impairment is determined either by a collective or individual evaluation according to the amount and characteristics of the loan.

If the evaluation is collective, the impairment is determined in accordance with the variables PD, LGD and EAD.

All impaired loans with a carrying amount equal or larger than COP 5,000 million are individually assessed (USD 1.5 million for foreign subsidiaries). The allowance for loans and advances and lease losses for significant impaired loans are assessed based on the present value of estimated future cash flows discounted at the original effective interest rate or on the fair value of collateral in the case where the loan is considered collateral-dependent. An allowance for loans and advances and lease losses is provided when discounted future cash flows or the fair value of collateral is lower than the book value.

The table below shows impaired loans and advances according to their type of evaluation:

December 31, 2017
	Individual Evaluation		Collective Evaluation
	Carrying Amount	Allowance	Carrying Amount	Allowance
	In millions of COP
Commercial	4,544,324	2,059,356	3,546,504	1,782,385
Consumer	10,839	10,839	2,337,640	1,403,499
Mortgage	-	-	1,115,785	489,414
Financial Leases	641,228	298,947	1,105,208	202,940
Small Business Loan	-	-	135,562	99,798
Total	5,196,391	2,369,142	8,240,699	3,978,036

December 31, 2016
	Individual Evaluation		Collective Evaluation
	Carrying Amount	Allowance	Carrying Amount	Allowance
	In millions of COP
Commercial	4,547,366	1,767,139	2,245,077	1,121,557
Consumer	4,586	1,153	1,820,092	1,025,668
Mortgage	-	-	1,215,061	474,479
Financial Leases	454,477	265,920	815,043	144,318
Small Business Loan	-	-	102,702	73,594
Total	5,006,429	2,034,212	6,197,975	2,839,616

A one-percent increase or decrease in PD or LGD and in the cash flows for impaired loans represents an increase of approximately COP 88,725 million in the allowance for loans and advances and lease losses or in a recovery of COP 117,661 million respectively (sensitivity analysis doesn’t includes collateral dependent loans). These sensitivity analyses do not represent management’s expectations of a decline in risk ratings or an increase in loss rates, however is provided as a hypothetical scenario to assess the sensitivity of the allowance for loans and advances and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

The following table shows the past due loans and advances without impairment:

December 31, 2017
	Current Loan	Past Due Loan
Period	0 - 30 Days	31 – 90 Days	91 – 120 Days	121 – 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	80,724,673	181,441	135	163	1	80,906,413
Consumer	24,987,248	310,329	57	1	-	25,297,635
Mortgage	18,529,421	654,945	118,175	93,882	-	19,396,423
Financial Leases	20,396,114	106,099	231	-	71	20,502,515
Small Business Loan	902,787	25,231	-	-	-	928,018
Total	145,540,243	1,278,045	118,598	94,046	72	147,031,004

December 31, 2016
	Current Loan	Past Due Loan
Period	0 - 30 Days	31 – 90 Days	91 – 120 Days	121 – 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	79,287,627	178,350	-	1,287	1	79,467,265
Consumer	21,809,911	290,549	5	133	3	22,100,601
Mortgage	17,485,525	368,574	50,410	36,282	-	17,940,791
Financial Leases	19,880,982	89,573	395	2,557	100,896	20,074,403
Small Business Loan	930,432	29,590	-	-	-	960,022
Total	139,394,477	956,636	50,810	40,259	100,900	140,543,082

e.	Credit Risk Management – Other Financial Instruments:

Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:

•	Term Limits: Each borrower is evaluated by the Credit Committee, in which the result of the authorized model for this type of borrower is reviewed (quantitative and qualitative variables), which allows the Credit Committee to establish the maximum term for which the Bank wishes to have exposure.

•	Credit Limits: Limits approved under the model and with authorization from the Risk Committee, as well as the exposure, are monitored in line or batch, in such a way that the presentation of excesses is mitigated.

•	Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.

•	Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of this events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.

•	Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.

•	Counterparty Alerts: There are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.

f.	Credit Quality Analysis - Other Financial Instruments:

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

Credit Quality Analysis of the Group

	Debt Securities		Equity		Derivatives[1]
	2017	2016	2017	2016	2017	2016
Maximum Exposure to Credit Risk
Low Risk	12,475,888	9,134,939	780,870	792,323	349,375	765,355
Medium Risk	1,842,454	1,695,848	-	11,111	181	94
High Risk	336,054	647,709	10,939	602	1,679	1,640
Without Rating	205,027	227,067	728,504	610,788	106,705	12,741
Total	14,859,423	11,705,563	1,520,313	1,414,824	457,940	779,830

[1]	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive. Therefore, the value described here differs from the book value.

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

High Risk: All positions of speculative grade (from B+ to D), as well as those issuers that according to the information available (Financial statements, relevant information, external qualifications, CDS, among others) reflect a high probability of default of financial obligations or that already have failed to fulfill them.

•	Financial credit quality of other financial instruments that are not in default nor impaired in value

Debt Securities: 100% of the debt securities are not in default.

Equity Securities: The positions do not represent significant risks.

Derivatives: 99.95% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.

•	Maximum exposure level to the credit risk given for:

	Maximum Exposure		Collateral *		Net Exposure
	2017	2016	2017	2016	2017	2016
Maximum Exposure to Credit Risk
Debt Securities	14,859,423	11,705,563	(2,741,345)	(1,137,457)	12,118,078	10,568,106
Derivatives **	457,940	779,829	(125,902)	(247,307)	332,038	532,522
Equity	1,520,313	1,414,824	-	-	1,520,313	1,414,824
Total	16,837,676	13,900,216	(2,867,247)	(1,384,764)	13,970,429	12,515,452

See Notes on this table:

* Collateral Held (-) and Collateral Pledged (+)

** Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied

* Debt Securities Book value 100%

* Equity Instruments:

-	Shares:100%
-	Investment funds: Book value 100%

•	Analysis of the maturity of other financial instruments that past due but not impaired

−	Debt Securities: Portfolio does not present past due nor impaired assets.
−	Equity securities: Portfolio does not present impaired assets
−	Derivatives: The past due assets are not material.

•	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt Securities

	Exposure		Impairment		Final Exposure
	2017	2016	2017	2016	2017	2016
Maximum Exposure to Credit Risk
Fair Value	10,701,855	8,538,974	-	-	10,701,855	8,538,974
Amortized Cost	4,158,766	3,166,589	1,198	-	4,157,568	3,166,589
Total	14,860,621	11,705,563	1,198	-	14,859,423	11,705,563

Equity

	Exposure		Impairment		Final Exposure
	2017	2016	2017	2016	2017	2016
Maximum Exposure to Credit Risk
Fair Value through profit or loss	990,788	895,425	-	-	990,788	895,425
Fair Value through OCI	529,525	519,399	-	-	529,525	519,399
Total	1,520,313	1,414,824	-	-	1,520,313	1,414,824

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

Assets received as bilateral collateral between counterparties: The collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)1 and with fulfillment in cash in dollars and managed by ClearStream. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.

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

1 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).

−	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA (International Swaps and Derivatives Association)[1] and GMRA (Global Master Repurchase Agreement)[2] both for OTC derivatives and securities financing transactions.

−	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.

−	For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.

−	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

g.	Concentration of the credit risk - other financial instruments:

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

h.	Risk exposure by economic sector and risk country:

	Debt Securities		Equity		Derivatives[3]
	2017	2016	2017	2016	2017	2016
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	3,020,087	2,148,173	1,340,844	1,193,132	95,138	187,171
Financial	1,054,303	979,201	91,904	186,123	317,232	545,990
Government	10,785,033	8,578,189	-	-	-	-
Funds e ETF	-	-	87,565	35,569	45,570	46,668
Total	14,859,423	11,705,563	1,520,313	1,414,824	457,940	779,829
Concentration by Location
North America	710,592	344,173	8,658	-	130,303	294,317
Latam	12,643,832	11,352,383	1,494,750	1,407,845	294,237	369,401
Europe	-	9,007	-	6,979	33,400	55,572
Others (Includes Funds and ETF)	1,504,999	-	16,905	-	-	60,539
Total	14,859,423	11,705,563	1,520,313	1,414,824	457,940	779,829

1 ISDA: is a trade organization of participants in the market for which has created a standardized contract (the ISDA Master Agreement) to enter into derivatives transactions.

2 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA), which is the body representing the  bond and repo markets in Europe.

3 For derivatives transactions counterparty risk is revealed as long as the valuation is positive. Therefore, the value described here differs from the book value.

At the moment, the Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

31.2 Market risk

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

Market Risk Management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31st, 2017. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

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

For purposes of VaR calculations, a risk exposure category is any market variable that is able to influence potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded, over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.

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

In the first instance, the interest rate risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net value market product, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behavior of these variables in the markets, and they are a function of the duration and currency, as seen in the following table.

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

Currency	Sensitivity Factor(1)
United States Dollar	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%

(1)	Update of currency risk exposure sensitivity factors (Dollar EEUU 5.5% to 12.49%, Euro 6% to 11.00% and other currencies 8% to 13.02%).

The SFC according to historical market performance establishes the interest rate’s fluctuations and the sensitivity factors for currency, equity and fund risk used in the model.

The Circular External 027 of 2017, issued by the SFC, increased currency sensitivity factors since December 1st, 2017

•	Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk, which are calculated as the algebraic sum of the Parent Company and each of its subsidiaries’ exposure to these risks.

The total market risk VaR, had a 51.00% surge going from COP 721 billion in December 31st, 2016 to COP 1,086 billion as of December 31st, 2017, due mainly to increase in the exposure to currency risk, as a consequence of an increase of the 27.39% in the net position in US. dollars in Bancolombia.

The following table presents the total change on market risk and every risk factor.

December 2017
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	283,548	289,811	303,876	269,572
Exchange Rate	559,362	488,395	883,924	330,108
Share Price	70,758	76,632	84,059	70,758
Collective Portfolios	173,236	156,335	174,373	34,558
Total Value at Risk	1,086,904	1,011,173	1,406,154	877,348

December 2016 (1)
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	251,904	266,447	308,534	238,625
Exchange Rate	247,047	331,528	393,365	247,047
Share Price	61,120	61,811	76,438	55,264
Collective Portfolios	161,225	55,149	161,225	36,808
Total Value at Risk	721,296	714,935	827,564	627,812

(1)	An update is presented in the amount official about Total Market Risk (VaR) calculated for the period ended at December 31st, 2016; it according to a change in the exposure of factor of Collective portfolios in Bancolombia.

•	Assumptions and Limitations of VaR Models

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

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
In millions of COP
Assets sensitivity 100 bps	692,001	614,268
Liabilities sensitivity 100 bps	361,428	366,262
Net interest income sensitivity100 bps	330,573	248,006

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
In millions of USD
Assets sensitivity 100 bps	76	78
Liabilities sensitivity 100 bps	60	71
Net interest income sensitivity100 bps	16	7

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

Total Exposure:

As of December 31, 2017, the net interest income sensitivity in local currency for the banking book instruments, entered into for other than trading purposes with positive parallel shifts of 100 basis points was COP 330,573. The change in the net interest income sensitivity between 2017 and 2016 is due to the increase in the sensitivity of loans due their growth.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 100 basis points, was USD 15 at December 31, 2017, compared with USD 7 at December 31, 2016. The increase in net interest income sensitivity due to interest rate risk between 2017 and 2016 occurred due to the reduction in the sensitivity of the interbank borrowings, because of the decrease in their position.

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

Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in energy and financial sector. The market value of those investments increased by 29.00% during the year, to COP146 billion as of December 31, 2017 from COP114 billion as of December 31, 2016, because of the increase in the market value of the investments in the financial sector.

The structural equity positions are exposed to equity price risk. Sensitivity calculations are made for those positions:

Table 2. Share Price Sensitivity

	December 31, 2017	December 31, 2016
Fair Value	146,667	113,835
Delta	14.70%	14.70%
Sensitivity	21,560	16,734

A negative impact of 14.70%, applied to the market value, produces a decrease of COP 21 billion on the structural equity investments market value, which would decrease from COP 146 billion to COP125 billion.

31.3 Liquidity risk

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

The methodologies used to control liquidity risk include the liquidity gaps and stress scenarios. The liquidity gaps measure the mismatches of assets, liabilities and off-balance sheet position´s cash flows, separately for local currency and foreign currency. Regulatory metrics are also applied, in which the contractual maturities are used; and internal models in which the cash flows are adjusted by different ratios, to reflect a more accurate behaviour.

Each subsidiary creates their liquidity gap according to the characteristics of their business and they tackle them through the different financing resources they have available. The recurrence of the businesses that are going to be financed, the stability of the financing sources, and the ability of the assets to become liquid are the fundamental factors that are taken into account in the definition of this metric. In practice, and given the different behaviours of a same item in the Bank’s subsidiaries, there are common standards and methodologies to homogenize the construction of liquidity risk profiles for each unit so they can be presented in a comparable way to the Bank's Senior Management.

Periodically, a validation of the policies, limits, processes, methodologies and tools to evaluate liquidity risk exposure is performet, in order to establish its pertinence and functionality, and to carry out the necessary adjustments. The Market and Liquidity Risks Management Office elaborate reports daily, weekly and monthly basis in order to monitor the exposure levels and the limits and triggers set up, and to support the decision-making process.

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

In order to estimate liquidity risk, the Bank measure a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 day. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2017	December 31, 2016
Net cash outflows into 30 days*	5,122,512	6,726,831
Liquid Assets	24,374,356	26,224,217
Liquidity coverage ratio	475.83%	389.85%

*Net cash outflows into 30 days: (Interbank borrowings, Financial assets investments, Loans and advances to customers, Derivative financial instruments), minus 30 days contractual maturities of liabilities. Demand deposit Time deposits, Interbank deposits Borrowings from other financial institutions Debt securities, Derivative financial instruments.

b.	Liquid Assets

One of the main guidelines of the Bank is to maintain a solid liquidity position, therefore, the ALCO Committee, has established a minimum level of liquid assets, based on the funding needs of each subsidiary, to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Bank’s reputation.

The following table shows the liquid assets held by Bank´s:

Liquid Assets(1)	December 31, 2017	December 31, 2016
High quality liquid assets*
Cash	14,793,855	15,821,823
High quality liquid securities	7,963,343	7,844,716
Other Liquid Assets
Other securities**	1,617,158	2,557,679
Total Liquid Assets	24,374,356	26,224,218

(1)	Feature possesses the high liquidity available in all cases, and those liquid assets received by the Central Bank for its operations expansion and monetary contraction. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt securities.

*High-quality liquid assets: cash  and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.

**Other Securities: Securities issued by financial and corporate entities.

c.	Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Group’s financial assets:

Contractual maturities of financial assets December 31, 2017

Financial Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Cash and balances with central bank	15,542,195	-	-	-
Interbank borrowings - Repurchase agreements	2,805,467	-	-	-
Financial assets investments	6,706,487	5,258,546	3,107,856	1,931,710
Loans and advances to customers	54,997,084	50,519,957	29,659,278	50,569,611
Derivative financial instruments	804,392	176,490	405,710	233,762
Total financial assets	80,855,625	55,954,993	33,172,844	52,735,083

Contractual maturities of financial assets December 31, 2016

Financial Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Cash and balances with central bank	16,216,907	-	-	-
Interbank borrowings - Repurchase agreements	4,475,341	-	-	-
Financial assets investments	5,438,351	3,805,890	2,025,553	2,016,014
Loans and advances to customers	55,098,988	48,180,287	27,881,140	49,141,494
Derivative financial instruments	1,437,057	274,065	202,543	533,265
Total financial assets	82,666,644	52,260,242	30,109,236	51,690,773

d.	Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2017

Financial Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Demand deposit from customers	77,997,629	-	-	-
Time deposits from customers	37,755,690	12,085,796	6,053,016	2,134,245
Interbank deposits-Repurchase agreements	3,861,258	524,880	-	-
Borrowings from other financial institutions	8,709,585	2,824,456	1,379,194	1,961,015
Debt securities in issue	3,210,313	5,676,708	8,460,302	8,050,023
Derivative financial instruments	670,817	117,485	383,380	229,804
Total financial liabilities	132,205,292	21,229,325	16,275,892	12,375,087

Contractual maturities of financial liabilities December 31, 2016

Financial Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Demand deposit from customers	70,136,704	-	-	-
Time deposits from customers	36,297,356	12,465,672	6,362,963	2,778,373
Interbank deposits - Repurchase agreements	2,295,020	-	-	-
Borrowings from other financial institutions	11,436,389	3,990,970	5,813,910	1,829,142
Debt securities in issue	2,965,927	4,626,491	8,380,097	9,083,988
Derivative financial instruments	1,072,980	194,556	165,462	528,894
Total financial liabilities	124,204,376	21,277,689	20,722,432	14,220,397

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

•	The demand deposits historically have maintained a tendency to remain stable.

•	The mortgages loans, in spite of having contractual maturity between 15 and 20 years, its average life is less than these terms.

e.	Financial guarantees

The tables below set out the remaining contractual maturities of the Group’s financial guarantees

December 31, 2017	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Financial guarantees	5,137,205	1,224,061	149,238	191,139

December 31, 2016	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Financial guarantees	4,602,250	1,228,289	367,298	146,167

31.4 Capital management

In order to cover future unexpected losses and be prepared against economic crisis, the Bank is engaged with an active capital management role. To this end, one of the main Director of Financial Control´s responsibility, is to monitor constantly the capital adequacy allocation and suggest the appropriate measures before crisis take place.

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

In accordance with the Capital Adequacy Requirements explained above (see Supervision and Regulation ITEM4 B8), financial institutions in Colombia are required to achieve a minimum solvency ratio (Basic Solvency Risk Index, Tier 1) above 4.5%, and a total solvency risk index (Tier 2) greater than or equal to 9.0%.

In spite of the above, the management has directed its efforts towards the equity strengthening as shown in table below.

	As of
	December 31, 2017	December 31 2016
	In millions of COP
Regulatory Capital and Capital Adequacy Ratios
Basic Ordinary Equity	22,221,965	19,235,519
Deductions Basic Ordinary Equity	(4,189,222)	(4,193,122)
Total Basic Ordinary Equity	18,032,743	15,042,397
Additional Equity	7,143,524	7,069,448
Total Regulatory Capital	25,176,267	22,111,845
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	10.15%	9.02%
Secondary capital to risk-weighted assets (Tier II)	4.03%	4.24%
Technical capital to risk-weighted assets	14.18%	13.26%

NOTE 32. SUBSEQUENT EVENTS

The consolidated financial statements were approved by the Board of Directors on April 23, 2018.

On March 14, 2018 the General stockholders meeting approved the Board of Directors’ profit distribution proposal and declared a dividend equal to COP 1,020 per share to be paid in quarterly instalment payments.

The Bank has evaluated subsequent events as at December 31, 2017, and determined that is not necessary to add further information.

