Form 20-F
period 2018-12-31
BANCOLOMBIA SA
filed 2019-04-25
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number: 001 - 32535

BANCOLOMBIA S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of Colombia

(Jurisdiction of incorporation or organization)

Carrera 48 # 26-85, Avenida Los Industriales

Medellín, Colombia

(Address of principal executive offices)

Alejandro Mejia Jaramillo, Investor Relations Manager

Tel. +574 4041837, e-mail: almejia@bancolombia.com

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

Yes ☐ No ☒

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this annual report:

“ADSs” refers to our American Depositary Shares (one ADS represents four preferred shares).

“Annual Report” refer to this annual report on Form 20-F.

“ATM” refer to automated teller machine.

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

“Central Bank” refer to the Central Bank of Colombia (Banco de la República).

“Colombia” refer to the Republic of Colombia.

“Colombian banking GAAP” refer to generally accepted accounting Principles in Colombia as regulated by Law 1314 of 2009, Decree 1851 of 2013 and as supplemented by the applicable regulations of the SFC, which differs with IFRS in (i) the recognition of impairment for loans; (ii) the classification and subsequent measurement of debt and equity investments, and (iii) the impairment of foreclosed assets. The Consolidated Financial Statements included in this Annual Report are prepared under IFRS as issued by the International Accounting Standard Board.

"Consolidated Financial Statements" refer to the audited consolidated statements of financial position of the Bank as of December 31, 2018 and 2017 and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016 and related notes included in this Annual Report.

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

“IFRS” refer to the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IRS” refer to the U.S. Internal Revenue Service.

“NYSE” refer to the New York Stock Exchange.

“OCI” refers to Other Comprehensive Income.

“peso”, “pesos” or “COP” refer to the lawful currency of Colombia.

“preferred shares” and “common shares” refer to our issued outstanding and fully paid-in preferred and common shares, designated as acciones con dividendo preferencial sin derecho a voto and acciones ordinarias, respectively.

“Renting Colombia” refer to Renting Colombia S.A.S., a Subsidiary of Bancolombia S.A. organized under the laws of Colombia, which provides operating lease and fleet management services for individuals and companies.

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

“SEC” refer to the U.S. Securities and Exchange Commission.

“SMEs” refer to Small and Medium Enterprises.

“SMMLV” refer to Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia. In 2018, the effective legal minimum monthly salary in Colombia was COP $781,242.

“Subsidiaries” refer to entities controlled by Bancolombia S.A. The Bank controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through the Bank’s power.

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

“Superintendency of Industry and Commerce” or “SIC” refer to the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio de Colombia), a technical entity under the Ministry of Commerce, Industry and Tourism (Ministerio de Comercio Industria y Turismo) with functions of supervision and regulation of the competition in several industries, including financial institutions.

“U.S.” or “United States” refer to the United States of America.

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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited consolidated statements of financial position of the Bank as of December 31, 2018 and 2017 and the audited consolidated statements of income, of comprehensive income, changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016 and related notes (the “Consolidated Financial Statements”) included in this Annual Report were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local GAAP of each subsidiary.

The Consolidated Financial Statements include entities which the Bank controls, directly or indirectly. See Item 4. “Information on the Company – C. Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for Bancolombia S.A., and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements as of December 31, 2018 and 2017 and for the three fiscal years ended December 31, 2018, 2017, and 2016 contained in this Annual Report are expressed in millions of pesos.

This Annual Report translates certain pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 3,249.75 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2018. The SFC also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 22, 2019, the Representative Market Rate was COP 3,160.48 per USD 1.00.

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

The Bank maintains an internet site at http://www.grupobancolombia.com/. In addition, certain of the Bank’s Subsidiaries referred to in this Annual Report maintain separate internet sites. For example, Banco Agrícola, Banistmo and Banco Agromercantil de Guatemala maintain internet sites at http://www.bancoagricola.com/, http://www.banistmo.com/, and https://www.bam.com.gt/ respectively. Information included on or accessible through Bancolombia’s internet site or the internet site of any of the Subsidiaries of the Bank is not incorporated into this Annual Report or the fili. All references in this Annual Report to these and other internet sites are inactive textual references to these URLs, or “uniform resource locators”, and are for your informational reference only.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected consolidated statement of financial position data as of December 31, 2018 and 2017, and the selected consolidated statement of income data for each of the periods ended December 31, 2018, 2017 and 2016, set forth below have been derived from the Consolidated Financial Statements under IFRS as issued by the IASB included in this Annual Report, except for the figures translated to U.S. dollars, which are presented for the convenience of the reader.

The selected consolidated statement of financial position data as of December 31, 2015 and 2014 have been derived from audited consolidated financial statements under IFRS as issued by IASB previously filed with the SEC as part of the Bank’s Annual Report on Form 20-F for the years ended December 31, 2016 and 2015.

The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto, the audit reports of the Bank’s independent registered public accounting firms and the previously consolidated statement filed with the SEC as part of the Bank’s Annual Report on Form 20-F for the years ended December 31, 2016 and 2015.

The Consolidated Financial Statements of the Bank as of and for the year ended December 31, 2018 were audited by PricewaterhouseCoopers Ltda., while the Consolidated Financial Statements of the Bank for the years ended December 31, 2017 and 2016 were audited by Deloitte and Touche Ltda. The Consolidated Financial Statements of the Bank as of and for the years ended December 31, 2015 and 2014 were audited by PricewaterhouseCoopers.

	As of and for the year ended December 31,
		2018(1)		2018		2017(2)		2016(2)		2015		2014
CONSOLIDATED STATEMENT OF INCOME DATA:
Total interest and valuation on financial instruments	USD	4,959,305	COP	16,116,500	COP	16,696,393	COP	15,748,805	COP	11,269,644	COP	9,172,163
Interest expenses		(1,744,816)		(5,670,216)		(6,232,986)		(6,053,100)		(4,037,941)		(3,164,611)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments		3,214,489		10,446,284		10,463,407		9,695,705		7,231,703		6,007,552
Credit impairment charges on loans and advances and financial leases, net		(1,185,207)		(3,851,625)		(3,468,699)		(2,643,710)		(1,667,680)		(843,597)
Credit impairment recoveries (charges) on off balance sheet credit instruments		1,744		5,668		7,082		(87,442)		(7,421)		(25,608)
Allowances for credit losses on debt investments(3)		888		2,885		-		-		-		-
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments		2,031,914		6,603,212		7,001,790		6,964,553		5,556,602		5,138,347
Total other operating income (4)		1,383,354		4,495,556		4,217,039		3,974,310		3,577,320		3,084,942
Total operating expenses		(2,302,607)		(7,482,898)		(7,226,058)		(6,970,581)		(5,898,287)		(5,118,695)
Profit before tax		1,112,661		3,615,870		3,992,771		3,968,282		3,235,635		3,104,594
Income tax		(255,230)		(829,435)		(1,238,598)		(1,176,832)		(649,250)		(737,676)
Profit for the year from continued operations		857,431		2,786,435		2,754,173		2,791,450		2,586,385		2,366,918
Net income from discontinued operations		-		-		-		163,497		22,513		62,867
Net income		857,431		2,786,435		2,754,173		2,954,947		2,608,898		2,429,785
Net income attributable to equity holders of the parent company	USD	818,175	COP	2,658,864	COP	2,615,000	COP	2,865,328	COP	2,518,890	COP	2,387,086
Non-controlling interest		39,256		127,571		139,173		89,619		90,008		42,699
Weighted average of Preferred and Common Shares outstanding (5)				961,827,000		961,827,000		961,827,000		961,827,000		941,936,589
Basic and diluted earnings per share to common shareholders (5)		0.87		2,825		2,780		3,040		2,680		2,591
From continuing operations		0.87		2,825		2,780		2,870		2,656		2,524
From discontinued operations		-		-		-		170		24		67
Basic and diluted earnings per ADS (5)		3.48		11,300		11,120		12,160		10,720		10,364
From continuing operations		3.48		11,300		11,120		11,480		10,624		10,096
From discontinued operations		-		-		-		680		96		268
Cash dividends declared per share				1,092		1,020		950		888		830
Cash dividends declared per share (stated in USD)				0.34		0.34		0.32		0.28		0.26
Cash dividends declared per ADS				4,368		4,080		3,800		3,552		3,320
Cash dividends declared per ADS (stated in USD)				1.34		1.37		1.27		1.13		1.05

(1)	Translated for convenience only using the Representative Market Rate as computed and certified by the Superintendency of Finance on December 31, 2018 of 3,249.75 per USD 1.00.
(2)	Some items in the Consolidated Statement of Income for the years ended as of December 31, 2017 and 2016 disclosed in the Bank’s annual report in 2017 have been disaggregated in more detail as a result of the adoption of IFRS 15. See adoption of new accounting standards in Note 32 Impacts on application of new standards.
(3)	IFRS 9 (2014) set significant changes in the assessment of the impairment of the value of financial instruments and therefore their associated risk, going from an incurred loss model to one of expected credit loss. As of December 31, 2018, the Bank recgnized credit impairment charges based on IFRS 9 model. The allowances for the years ended December 31, 2017, 2016, 2015 and 2014 were computed under IAS 39. Accordingly, those amounts are not comparable to the amount as of December 31, 2018. For further information see Note 32 to the Consolidated Financial Statements Impacts on application of new standards.
(4)	Includes total fees and commissions net, other operating income and dividends received, and share of profits of equity method investees. See consolidated statement of income to the Consolidated Financial Statements, and for the years ended as of December 31, 2015 and 2014, see annual reports previously filed with the SEC for the years ended December 31, 2016 and 2015.
(5)	The weighted average of preferred and common shares outstanding for the fiscal years ended December 31, 2018, 2017, 2016 and 2015 are 452,122,416 preferred shares and 509,704,584 common shares.

	For the year ended December 31,
		2018(1)		2018		2017		2016		2015		2014
SELECTED CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA:
Assets:
Cash and cash equivalents	USD	5,763,770	COP	18,730,810	COP	18,165,644	COP	20,460,245	COP	18,597,614	COP	13,466,783
Financial assets investments		5,342,403		17,361,475		16,377,253		13,060,653		14,277,824		12,784,223
Derivative financial instruments		567,338		1,843,708		1,134,372		1,677,970		2,382,168		1,448,845
Loans and advances to customers and financial Institutions		53,486,919		173,819,116		160,468,094		151,747,486		145,620,639		115,173,653
Allowance for loans and advances and lease losses (2)		(3,149,729)		(10,235,831)		(8,223,103)		(6,621,911)		(5,248,755)		(4,789,257)
Assets held for sale and inventories, net		195,716		636,028		377,003		273,187		1,950,808		97,744
Investment in associates and joint ventures		661,460		2,149,579		1,565,059		1,298,246		546,549		1,349,697
Investment property		533,233		1,732,873		1,657,409		1,581,689		1,505,046		1,114,180
Premises and equipment, net (3)		1,036,587		3,368,647		3,127,405		3,115,697		3,052,266		2,646,321
Goodwill and intangible assets, net		2,216,126		7,201,855		6,631,424		6,694,037		7,092,255		4,585,849
Deferred tax, net		83,445		271,177		148,614		222,862		170,482		187,737
Other assets, net		995,209		3,234,181		2,479,037		2,750,883		3,025,971		1,564,106
Total assets	USD	67,732,477	COP	220,113,618	COP	203,908,211	COP	196,261,044	COP	192,972,867	COP	149,629,881
Liabilities and stockholders' equity: Liabilities and equity
Deposits by customers		43,735,201		142,128,471		131,959,215		124,624,011		121,802,028		94,769,319
Borrowings from other financial institutions		5,027,452		16,337,964		13,822,152		18,905,843		19,721,184		13,852,284
Debt instruments in issue		6,242,706		20,287,233		19,648,714		18,704,809		19,435,865		14,527,403
Other liabilities (4)		4,524,879		14,704,725		14,048,580		11,549,401		11,605,871		9,114,395
Total equity		8,202,239		26,655,225		24,429,550		22,476,980		20,407,919		17,366,480
Total liabilities and equity	USD	67,732,477	COP	220,113,618	COP	203,908,211	COP	196,261,044	COP	192,972,867	COP	149,629,881

(1) Translated for convenience only using the Representative Market Rate as computed and certified by the Superintendency of Finance on December 31, 2018 of 3,249.75 per USD 1.00.

(2) The allowance as of December 31, 2018 was estimated according to the expected credit losses methodology required by IFRS 9. The allowances for the years ended December 31, 2017, 2016, 2015 and 2014 were computed under IAS 39. Accordingly, those amounts are not comparable to the amount as of December 31, 2018. For further information see Note 32 to the Consolidated Financial Statements Impacts on application of new standards.

(3) The Bank previously classified land and buildings that were acquired through foreclosure of loans with net carrying amount of 189,296 as of December 31, 2015 in premises and equipment. As of December 31, 2016, and 2015, such assets were reclassified to other assets as they are intended for immediate sale or disposition.

(4) Includes interbank deposits, repurchase agreements and other similar secured borrowing, liabilities relating to assets held for sale, derivative financial instruments, preferred shares, current tax, deferred tax, net, employees benefit plans and other liabilities See consolidated statement of financial position to the Consolidated Financial Statements.

See ― “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information –A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014.

SELECTED RATIOS

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	Percentages, except for operating data
SELECTED RATIOS: (1)
Profitability ratios:
Net interest and valuation margin from continuing operations (2)	5.80	6.08	5.96	5.25	5.30
Net interest margin	5.87	6.26	6.36	5.50	5.70
Return on average total assets from continuing operations (3)	1.28	1.30	1.49	1.53	1.72
Return on average stockholders‘ equity attributable to the owners of the parent company (4)	11.50	11.99	14.52	13.62	14.81
Efficiency ratio:
Operating expenses to net operating income from continuing operations	50.08	49.22	51.02	54.57	56.30
Operating expenses to average total assets from continuing operations	3.62	3.60	3.64	3.62	3.80
Operating expenses to productive assets from continuing operations	4.16	4.20	4.29	4.28	4.51
Capital ratios:
Technical capital to risk weighted assets (5)(6)	13.47	14.18	13.26	12.46	N/A
Credit quality data:
Past due loans to loans principal (7)	4.33	4.49	3.31	2.98	2.62
Allowances for loan and lease losses to past due loans principal	128.21	107.52	125.90	115.16	145.55
Allowance for loan and lease losses as a percentage of total loans principal	5.55	4.83	4.17	3.43	3.81
Operational data (in units):
Number of branches (8)	1,113	1,153	1,247	1,274	1,067
Number of employees (9)	31,040	31,061	31,598	34,390	30,158

(1)	Average balances used to calculate the ratios have been calculated as follows: for the years ended December 31, 2018, 2017, 2016 and 2015, for each month, the actual month-end balances were established. The average consolidated balance for such periods is the average of such month-end balances. These averages are calculated using 13 month-end balances. The Bank has calculated the average balances using quarterly book balances for the year ended December 31, 2014 as we believe such balances are representative of our operations and it would be too costly to produce average balances using monthly balances under IFRS.
(2)	Net interest and valuation on financial instruments income divided by average interest-earning assets.
(3)	Net income attributable to equity holders of the parent company divided by average total assets.
(4)	Net income attributable to equity holders of the parent company divided by average stockholders’ equity attributable to the owners of the parent company.
(5)	For an explanation of risk-weighted assets and Technical Capital, see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation” and Item 5 “Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – B.1. Liquidity and Funding - Capital Adequacy".
(6)	The Bank’s consolidated capital adequacy was computed considering balance accounts under IFRS as of December 31, 2018, 2017, 2016 and 2015. For 2014 the balance accounts were under Colombian Banking GAAP, as a result the figure is not comparative.
(7)	Loans that are past due more than 30 days to loans principal.
(8)	Number of branches includes branches of the Bank’s Subsidiaries. For some subsidiaries, the central office is considered a branch. Representative offices are included.
(9)	The number of employees includes employees of the Bank’s consolidated Subsidiaries. For the years 2015 and 2014 Compañía de Financiamiento Tuya S.A had 3,020 and 2,639 employees, respectively. For the years 2016, 2017 and 2018, Compañía de Financiamiento Tuya S.A. is classified as an investment in a joint venture in the Bank’s consolidated financial statements.

Exchange Rates

On March 31, 2019, the Representative Market Rate was COP 3,174.79 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the SFC calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period-End
March 2019	3,082.45	3,190.94	3,174.79
February 2019	3,072.01	3,155.27	3,077.35
January 2019	3,115.70	3,250.01	3,115.70
December 2018	3,153.29	3,289.69	3,249.75
November 2018	3,140.25	3,274.47	3,235.27
October 2018	2,993.74	3,219.85	3,219.85

Source: SFC.

The following table sets forth the peso/U.S. dollar representative market rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Representative Market Rate
Period	Period-End	Average
	Peso/USD 1.00
2018	3,249.75	2,977.54
2017	2,984.00	2,963.13
2016	3,000.71	3,039.23
2015	3,149.47	2,773.43
2014	2,392.46	2,019.38

Source: SFC.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Colombia and Panama currently have investment grade credit ratings from international rating agencies, El Salvador and Guatemala do not. As of the date of this Annual Report, El Salvador has a long-term debt rating B- from Fitch, B3 from Moody’s, and B- by S&P. Guatemala has ratings of BB from Fitch, Ba1 from Moody’s and BB- S&P. Downgrades in the ratings of either country, or the failure of Colombia or Panama to maintain investment grade credit ratings, could increase the Bank’s funding costs and adversely affect our results of operation and financial condition.

The economies of the countries in which the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general contagion effects, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.

A significant decline in economic growth or a sustained economic downturn of any of Colombia, Panama, El Salvador or Guatemala’s major trading partners (i.e., the European Union, the United States, China and other Latin American countries for Colombia and the United States and European Union for Panama, Guatemala and El Salvador) could have a material adverse impact on Colombia, Panama, El Salvador and Guatemala’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation in neighbouring countries could adversely affect the economy and cause instability in Colombia, Panama, El Salvador and Guatemala by disrupting their diplomatic or commercial relationships with neighboring countries. Any future tensions may cause political and economic uncertainty, instability, market volatility, low confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity in any of those jurisdictions.

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

Uncertainty relating to tax legislation poses a constant risk to the Bank. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting deductions and exemptions, and eliminating incentives and non-taxed income. Notably, the Colombian and Salvadorian government has significant fiscal deficits that may result in future tax increases. Moreover, in Colombia, the tax reform of 2018 resulted in a tax burden for the banking industry that is higher on the banking industry than on other taxpayers, therefore, we can give no assurance that additional differential treatment will not be imposed in the future. Higher taxes could negatively affect the Bank’s results of operations and cash flow.

In addition, national or local taxing authorities may not interpret tax regulations in the same way that the Bank does. Differing interpretations could result in future tax litigation and associated costs.

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, including during 2018, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Because a portion of the Bank’s assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

Colombia has experienced several periods of violence and instability that could affect the economy and the Bank.

Colombia has experienced periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In 2018, the Colombian government suspended the peace negotiations with the National Liberation Army (Ejercito de Liberación Nacional or ELN). Therefore, despite the peace treaty between the Colombian government and the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or FARC), a lasting decrease in violence or drug-related crime in Colombia or the successful integration of former guerilla members into Colombian society, may not be achieved. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on the Bank.

Risk Factors relating to the Bank’s Business and the Banking Industry

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and financial ratios. We monitor potential accounting changes and when possible, we determine their potential impact and disclose significant future changes in our financial statemdamagesents that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. In particular, since January 1, 2019, IFRS 16 requires lease obligations to be brought on balance sheet through the recognition of the present value of contractual payment as lease liabilities and the assets representing the contractual rights of use. For further information about developments in financial accounting and reporting standards, see Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies”.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.

We test the goodwill that we have recognized on the respective financial position of our operating segments for impairment at least annually. Our impairment test in respect of the assets recognized as of December 31, 2018 indicated that our respective goodwill balances are not impaired. The impairment test requires that we make assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of the goodwill associated with each operating segment and on estimates of the carrying amounts of the operating segments to which the goodwill relates. If the actual results in future periods deviate from the earnings and other assumptions on which our impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in charges to income.

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

Furthermore, banking laws and regulations may create new types of financial entities whose services could compete with the segments or services offered by the Bank. Increased competition could lead to lower margins for affected products and services and could adversely affect the Bank’s results of operations.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries in where it operates, and any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

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

An increase in constitutional public interest actions (acciones populares) or class actions (acciones de grupo) may affect the Bank’s businesses and results of operations.

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

Additionally, in past years, the congress of Colombia has considered various regulatory initiatives regarding banking fees. Although no such initiatives have been adopted in the past, there are new initiatives to impose similar restrictions on banking fees. If the Bank is prohibited from continuing to charge its clients for certain products or services, including specified types of transactions, or from imposing charges for products or services that might be introduced in the future, the Bank’s results of operations and financial condition could be adversely affected.

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

In order to avoid Panama’s designation as a tax haven, Colombia and Panama signed a memorandum of understanding which establishes that both countries will negotiate a treaty for the avoidance of double taxation. This treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities. Any failure of Colombia and Panama to enter into such a Treaty, or the designation of Panama as a tax haven by Colombia, could result in a negative impact on the Bank’s customer base and, therefore, a potential negative impact on the Bank’s results of operations and financial condition. On April 28, 2016, the Colombian Ministry of Finance and Public Credit announced the successful conclusion of the negotiations between Colombia and Panama. In addition, Panama adhered to the Convention on Mutual Administrative Assistance in Tax Matters of the Organization for Economic Cooperation and Development (“OECD”) in 2017. However, as of the date of this Annual Report, the treaty has not been entered into.

The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).

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

The Bank is exposed to increased costs and damages in the event of failure of its services providers to perform their obligations under key services contracts

The Bank enters into contracts with third parties who provide certain key services that are essential to its business. These services include: online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services, and technological infrastructure, among others. The Bank faces the risk of operational disruption, failure or capacity constraints due to its dependency on such third party vendors for certain components of its systems.

While the Bank conducts due diligence prior to engaging with third party service providers and performs ongoing monitoring of vendor controls, it does not control their operations. If any of our key service providers fails to fulfill any of their contractual obligations or cause disruptions in services (including as a result of a cyberattack, other information security event or a natural disaster, failure to handle current or higher volumes, poor performance of services and failure to comply with applicable laws and regulations), the Bank’s ability to conduct its businesses could be adversely affected and could also negatively impact its results of operations and financial position. In addition, the Bank might be required to incur significant additional costs to find replacement providers. Furthermore, the unavailability of the services provided by some technology vendors could result in the unavailability of certain channels through which our clients execute transactions with us until a replacement provider is engaged, which could result in lost revenue, additional costs and, potentially, adverse regulatory consequences and reputational harm.

The Bank has also implemented contingency plans to anticipate, identify, and mitigate these potential risks. However, the Bank may not be able to prevent all significant negative consequences in case of a material failure of its key service providers.

The Bank is subject to credit risk and estimating exposure to credit risk involves subjective and complex judgments.

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

The Bank is a relevant player in the mortgage loan markets in which it operates. Colombia’s mortgage loan market is highly regulated and has historically been affected by macroeconomic factors, as have the mortgage loan markets of Panama, Guatemala and El Salvador. Although interest rates have been stable during recent years, periods of sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

The Bank is subject to concentration of default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2018, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented 8.23% of the Bank’s loan portfolio. No single exposure represented more than 2% of the loan book and all of those loans were corporate loans. Problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

The value of the collateral securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia, El Salvador, Panama and Guatemala, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include market factors, environmental risks, macroeconomic factors and political events affecting the local economy. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. Timing delays, procedural problems enforcing collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition.

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

The Bank holds a substantial portfolio of loans and debt instruments that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the value of the debt instruments. Increases in interest rates may reduce the market value of the Bank’s debt instruments, leading to smaller gains or larger losses on these investments. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, decreases in interest rates may cause margin compression and lower net interest income as the Bank usually maintains more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases, reducing the weighted average maturity of the Bank’s interest earning assets and adversely affecting its operating results. Prepayment risk also has a significant adverse impact on our earnings from our credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment of the prepayment proceeds at lower yields.

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

The Bank has significant exposure to sovereign risk, and especially Colombian risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt instruments.

The Bank’s debt instruments portfolio is primarily composed of sovereign debt instruments, including securities issued or guaranteed by the Colombian Government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2018, the Bank’s total debt instruments represented 7.14% of its total assets, and 46.38% of these securities were issued or guaranteed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt instruments portfolio and consequently the Bank’s results of operations and financial position.

The Bank is subject to market, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes on its own account and on behalf of its customers. The Bank is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less developed in the jurisdictions in which the Bank operates as compared to other more economically developed countries, and the court systems in such jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there are increased operating and structural risks associated with derivatives transactions in these jurisdictions.

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

Cyber-security risks for financial institutions have significantly increased because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. The Bank’s business is highly dependent on the security and efficacy of its infrastructure, computer and data management systems, as well as those of third-party service providers on which the Bank is highly dependent, and others with whom the Bank interacts.

As cyber-security threats continue to evolve, the Bank may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities or incidents. Despite efforts to ensure the integrity of the Bank’s systems and implement controls, processes, policies and other protective measures, the Bank may not be able to anticipate all security breaches, nor may it be able to implement guaranteed preventive measures against such security breaches. Cyber-security threats are rapidly evolving and the Bank may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and "spear phishing" attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of the Bank’s systems to disclose sensitive information to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to the Bank’s data may not be disclosed to it in a timely manner.

Any failure by the Bank to detect or prevent cyber-security risk in a timely manner could result in a negative impact on the Bank’s results of operations and financial position, or in problems with information, including data related to customers being lost, compromised, or delivered to the Bank’s clients with delays or errors. The public perception that a cyber-attack on its systems has been successful, whether or not this perception is correct, may damage the Bank’s reputation with customers and third parties with whom it does business. Hacking of personal information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of system security could cause the Bank serious negative consequences, including loss of customers and business opportunities, significant business disruption to its operations and business, misappropriation or destruction of its confidential information and/or that of its customers, or damage to the Bank’s or its customers’ and/or third parties’ computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in the Bank’s security measures, reputational damage, reimbursement or other compensatory costs.

For further information see Item 4 B. “Business Overview”, B.9.- “Cybersecurity Framework”.

Failures related to the Bank’s information technology infrastructure and management information systems could adversely affect the Bank’s competitiveness, reputation, financial condition and results of operations.

In the past, the Bank recently faced technological failures which negatively affected the Bank’s products and services in general, and in particular, its digital channel (including multiple offline periods). To mitigate potential failures and prevent future threats, the Bank is implementing technological updates, controls and measures, such as enabling alternative channels to guarantee the clients’ uninterrupted access to our services. The improvements and continuity strategies the Bank has implemented have resulted in greater stability of our products and services and, as a consequence, in better customer service.

The organization recognizes the importance of having a business continuity management system and accordingly gives high priority to the design of contingency plans to avoid service interruption risks. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management systems in a timely and cost-effective manner could materially and adversely affect the Bank’s competitiveness, reputation, financial condition and results of operations.

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

Loss of key talent or our inability to attract and retain additional talent could affect the Bank’s operations.

Our business involves operations spanning a variety of disciplines and demanding a board of directors, key management team and employee workforce that is knowledgeable and innovative in many areas necessary for our operations. Globalization and interconnection through disruptive technologies have resulted in changes in the labor market. Younger generations seek workplaces with creativity, flexibility and high remuneration, which could translate into in an increasing key talent migration rate.

While we have been successful in attracting experienced, skilled professionals, the loss of any key member of our management team or the failure to attract and retain additional such employees, could affect our operations and slow the execution of our business strategy, including our development of new products.

Acquisitions and strategic alliances may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.

An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. The Bank may base assessments of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect, and any future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with the Bank’s expectations which could adversely affect its operations and profitability. In particular, the Bank holds a minority financial investment in an infrastructure project located in Colombia through a private equity fund. In recent years, the main shareholder of the project and the concession company have faced negative press related to irregular practices. If any of these situations result in sanctions or convictions then the company in which the Bank indirectly holds a minority stake, which is the holder of a toll road concession, may suffer a reputational harm, which in turn may have an adverse impact on its results of operations and financial condition and the return on the Bank’s investment.

The Bank’s concentration in and reliance on short-term deposits may increase its funding costs.

The Bank’s principal source of funds is short-term deposits, which on a consolidated basis represented 73.47% of total liabilities at the end of 2018 compared to 73.52% at the end of 2017. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

The Bank faces risks relating to compliance with regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data.

The Bank is subject to laws and regulations related to anti-competitive practices, including the formation of cartels and the abuse of its dominant position. Violation of these laws and regulations may result in significant administrative sanctions imposed by the SIC.

The Bank has created a special unit responsible for overseeing and ensuring regulatory compliance in general and, in particular, compliance with regulations related to anti-competitive practices, personal data protection and consumer protection.

Moreover, to ensure compliance with regulations regarding the use and protection of personal data, the Bank is currently developing a comprehensive data protection program.

The Bank may not be able to prevent all risks associated with regulatory compliance or detect all instances of non-compliance with the regulations described above. Any failure by the Bank to detect and prevent the aforementioned practices in a timely manner could damage the Banks reputation and facing substantial fines and penalties which could adversely affect the Bank’s results of operations and financial position.

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

The Bank operates in a highly competitive environment and management expects competition to increase in the jurisdictions where the Bank operates. Intensified merger activity in the financial services industry has produced larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. Also, the emergence of new financial technologies, unregulated financial intermediaries (known as “shadow banking”) and the recent enactment of regulations aimed at enabling non-Colombian residents to offer loans in COP, may increase competition for the Bank. The Bank’s ability to maintain its competitive position depends mainly on its ability to fulfill new customers’ needs through the development of new products and services, the Bank’s ability to offer adequate services and strengthen its customer base through cross-selling and the Bank’s ability to bring in and retain human talent. The Bank’s business will be adversely affected if the Bank is not able to maintain efficient service strategies. In addition, the Bank’s efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

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

The Bank’s common and preferred shares are listed on the Colombian Securities Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Securities Exchange. A liquid trading market for the Bank’s securities might not develop on the Colombian Securities Exchange. A limited trading market could impair the ability of an ADR holder to sell preferred shares (obtained upon withdrawal of such shares from the ADR facility) on the Colombian Securities Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADRs.

Changes in Colombia’s tax regime may affect ADRs tax treatment.

ADRs do not have the same tax benefits as other equity investments in Colombia. ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the regulations applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs.

However, the tax regime applicable to ADRs may change from time to time, considering that in recent years the Colombian tax regime has had several reforms.

For more information see Item 10. “Additional Information. –E. Taxation –Colombia Taxation”.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Bancolombia is a Colombia’s relevant financial institution, with presence in other jurisdictions such as Panama, El Salvador, Puerto Rico, Guatemala and the Cayman Islands, providing a wide range of financial products and services to a diversified individual, corporate, and government customer base throughout Colombia, Latin America and the Caribbean region.

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

In October 2013, Bancolombia acquired a 100% percent interest in the ordinary voting shares of Banistmo.

Also, in October 2013, Bancolombia Panama acquired a 40% interest in Grupo Agromercantil, the parent company of BAM, and certain other companies dedicated to securities brokerage and other financial businesses. Bancolombia Panama acquired an additional 20% interest and control of Grupo Agromercantil on December 30, 2015.

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

As of December 31, 2018, Bancolombia and its consolidated subsidiaries had:

COP 220,114 billion in total assets;

COP 163,583 billion in total net loans and advances to customers and financial institution;

COP 142,128 billion in total deposits by customers; and

COP 24,849 billion in stockholders’ equity attributable to the owners of the parent company.

Bancolombia’s consolidated net income attributable to equity holders of Bancolombia S.A. for the year ended December 31, 2018 was COP 2,659 billion, representing a return on average total equity of 11,50% and a return on average total assets of 1,28%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. The Bank’s website is: https://www.grupobancolombia.com. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RECENT DEVELOPMENTS

Investment classified as assets held for sale - Peruvian subsidiaries

On November 26, 2018, the Bank’s subsidiary Fiduciaria Bancolombia and Banca de Inversión entered into an agreement with TMF Group Americas B.V. (“TMF”), whereby Fiduciaria Bancolombia and Banca de Inversión agreed to sell, and TMF agreed to buy, a 100% stake in FiduPerú S.A. Sociedad Fiduciaria. Closing of the transaction is subject to authorization of the Peruvian authorities.

Also, on January 16, 2019, the Bank’s subsidiary Renting Colombia and Inversiones CFNS S.A.S. entered into an agreement with Arval Relsa, whereby Renting Colombia and Inversiones CFNS S.A.S. agreed to sell, and Arval Relsa agreed to buy, a 100% of the stake in Arrendamiento Operativo CIB S.A.C. The purchase price was USD 21.893 millions (gross basis without taking into consideration any tax withholding) and the transaction was closed on March 29, 2019.

Sale of minority interest in Sura Asset Management S.A. by Banagrícola S.A.

On April 15, 2019, Banagrícola sold to Caisse de Dépôt et Placement du Québec (“CDPQ”), Banagrícola’s 3.65% minority stake in Sura Asset Management S.A., a company specialized in pension, savings and investment funds in Latin America, for a purchase price of USD135 million.

Changes to governance structure

On March 22, 2019, the Board of Directors adopted a resolution to modify the governance structure of the Bank, creating a new business vice presidency. The new vice presidency, which will report directly to the CEO of the Bank, will be responsible for leading the individual banking, small and medium enterprises and corporate business segments, as well as consolidate other support areas such as marketing, products and customer service, among others. Maria Cristina Arrastía, was appointed as head of the new Business Vice presidency.

The Vicepresidency of Digital Innovation and Transformation was eliminated, and its staff will report directly to the CEO.

PUBLIC TAKEOVER OFFERS

In 2018, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL ACQUISITIONS AND DIVESTITURES

During 2018, total capital expenditures amounted to COP 272.1 billion. Such investments were mainly focused on IT related projects (COP 71 billion), the expansion of the Bank’s branch and ATM network (COP 53.4 billion), the purchase of fixed assets (COP 32.9 billion), and other miscellaneous projects, including new software modules, upgrade of web contents, automation of reports, and construction of data centers (COP 114.7 billion).

In 2018, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

In 2019, the Bank expects to invest approximately COP 266.9 billion as follows: COP 72.5 billion in connection with the expansion of the Bank’s branch and ATM network, COP 68.4 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment, COP 34.3 billion in connection with other fixed assets and COP 91.8 billion in connection with strategic projects. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s project portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital acquisitions and divestitures in interests in other companies, for the years ending December 31, 2018, 2017 and 2016:

Capital Acquisitions (1)		For the year ended December 31,
	Type of Investment	2018		2017	2016		Total
		In millions of COP
PA Viva Malls	Associate	274,951		262,918	388,595		926,464
Fondo Inmobiliario Colombia	Subsidiary	208,995		-	-		208,995
PA Cartera Factoring Valores Simesa	Financial Instrument	25,074		-	-		25,074
Fondo Renta Fija Valor	Financial Instrument	16,256		-	-		16,256
CIFI (Corporación para el financiamiento y la infraestructura)	Financial Instrument	6,599	(2)	-	-		6,599
Compañía de Financiamiento Tuya S.A.	Joint venture	5,000		30,000	15,977		50,977
Reintegra S.A.S.	Associate	1,152		739	573		2,464
Ely Lilly Company	Financial Instrument	1,047		-	-		1,047
Walgreens Boots Alliance, Inc	Financial Instrument	434		762	-		1,196
PA Central Point	Financial Instrument	-		36,242	-		36,242
Puntos Colombia S.A.S	Joint venture	-		9,000	-		9,000
ECOPETROL S.A.	Financial Instrument	-		6,347	-		6,347
500 Luchadores II, L.P.	Financial Instrument	-		2,984	-		2,984
Davivienda S.A. Preferencial	Financial Instrument	-		2,490	-		2,490
Canacol Energy Ltd.	Financial Instrument	-		2,375	-		2,375
PA Estrategias Inmobiliarias	Financial Instrument	-		1,797	-		1,797
Grupo AVAL Acciones y Valores S.A.	Financial Instrument	-		1,735	-		1,735
CEMEX Latam Holdings S.A.	Financial Instrument	-		1,650	-		1,650
Fondo Bursátil Ishares COLCAP	Financial Instrument	-		1,567	-		1,567
Corporación Financiera Colombiana S.A.	Financial Instrument	-		1,501	-		1,501
Fondos SURA SAF SAC	Financial Instrument	-		1,345	3,307		4,652
Anheuser-Busch Companies, Inc	Financial Instrument	-		1,328	-		1,328
Johnson & Johnson	Financial Instrument	-		1,258	-		1,258
SPDR Gold Shares	Financial Instrument	-		916	-		916
Amgen, Inc	Financial Instrument	-		784	-		784
Grupo ARGOS S.A.	Financial Instrument	-		-	92,966		92,966
Asociación Gremiall de Instituciones Financieras Credibanco S.A.	Financial Instrument	-		-	82,258		82,258
PA Clínica del Prado	Financial Instrument	-		-	41,069		41,069
Fideicomiso P.A Acqua Power Center	Financial Instrument	-		-	21,649		21,649
Fideicomiso Corpacero S.A.S.	Financial Instrument	-		-	11,111		11,111
PA Plesco	Financial Instrument	-		-	10,935		10,935
ETB S.A. E.S.P.	Financial Instrument	-		-	1,986		1,986
Equifax Centroamérica S.A. De C.V.	Financial Instrument	-		-	1,615		1,615
Gestora de Fondos de Inversión Banagrícola S.A.	Subsidiary	-		-	1,471	(3)	1,471
Inversiones ARGOS S.A.	Financial Instrument	-		-	37		37
Others		3,457		3,440	1,842		8,739
Total Acquisitions		542,965		371,178	675,391		1,589,534

(1)	The amount disclosed in this table correspond to the consideration paid as a result of the acquisition of each investment.

(2)	The amount of USD 1,122 thousand has been converted at the rate of COP 2,930.8 per USD 1.00, which is the Representative Market Rate calculated on June 30, 2018, as reported by the SFC.

(3)	The amount of USD 500 thousand has been converted at the rate of COP 2,942.16 per USD 1.00, which is the Representative Market Rate calculated on May 5, 2016, as reported by the SFC.

Capital Divestitures (1)		As of December 31,
	Type of Investment	2018	2017	2016	Total
		In millions of COP
DECEVAL	Financial Instrument	22,024	-	-	22,024
Renta Liquidez Cartera Colectiva	Financial Instrument	21,606	-	-	21,606
Bolsa de Valores de Colombia	Financial Instrument	6,752	-	-	6,752
ETB S.A. E.S.P	Financial Instrument	2,940	-	-	2,940
Davivienda S.A. Preferencial	Financial Instrument	2,490	-	2,180	4,670
Canacol Energy Ltd.	Financial Instrument	2,375	-	-	2,375
Interconexión Eléctrica S.A.	Financial Instrument	1,976	-	-	1,976
Preferencial Grupo Sura	Financial Instrument	1,924	-	-	1,924
PA Estrategias Inmobiliarias	Financial Instrument	1,797	-	-	1,797
Clean Harbors Inc	Financial Instrument	1,650	-	-	1,650
Anheuser-Busch InBev	Financial Instrument	1,328	-	-	1,328
Johnson & Johnson	Financial Instrument	1,258	-	-	1,258
Capital Investment SAFI (2)	Subsidiary	1,148	-	-	1,148
Grupo Odinsa S.A.	Financial Instrument	95	-	101,371	101,466
Grupo Argos	Financial Instrument	-	92,966	-	92,966
Fideicomiso P.A Acqua Power Center	Financial Instrument	-	17,640	-	17,640
Leasing Perú S.A (2)	Subsidiary	-	16,838	-	16,838
ECOPETROL S.A	Financial Instrument	-	15,469	-	15,469
PA Plesco	Financial Instrument	-	10,935	-	10,935
ADARA VENTURES	Financial Instrument	-	6,979	-	6,979
Fideicomiso Corpacero S.A.S	Financial Instrument	-	6,584	-	6,584
Fondo de Inversión en Arrendamiento Operativo CIB S.A.C (2)	Subsidiary	-	3,757	-	3,757
Construcciones El Cóndor S.A	Financial Instrument	-	2,819	-	2,819
Fondos SURA SAF SAC	Financial Instrument	-	2,128	-	2,128
SURA Corto Plazo CASHDOL	Financial Instrument	-	1,194	-	1,194
Fogansa S.A	Financial Instrument	-	883	-	883
Compañía de Financiamiento Tuya S.A	Joint venture	-	-	79,017	79,017
CIFIN S.A.	Financial Instrument	-	-	46,432	46,432
ISAGEN S.A. E.S.P.	Financial Instrument	-	-	8,489	8,489
Multiactivos S.A	Associate	-	-	4,101	4,101
Cementos ARGOS S.A	Financial Instrument	-	-	2,601	2,601
Concesiones Urbanas S.A	Associate	-	-	2,361	2,361
Trust found	Financial Instrument	-	-	2,077	2,077
Equifax Centroamérica S.A. De C.V	Financial Instrument	-	-	1,695	1,695
Others		5,267	2,420	2,267	9,954
Total Divestitures		74,630	180,612	252,591	507,833

(1) the amount disclosed in this table correspond to the consideration received as result of the sale of each invesment.

(2) Investment wound-up in during the year 2018.

B.	BUSINESS OVERVIEW

B.1.	GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 12 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate, Guatemala’s fourth-largest bank, Panama’s second-largest bank and off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, in each case measured by amount of gross loans.

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

Ahorro a la Mano: This is a mobile phone-based savings account specially designed to serve low-income clients and those with no prior experience with banking products.

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

Nequi (Digital Bank): Nequi is a digital platform that is seeking to disrupt the financial market in Latin America starting in Colombia and Panama. Nequi is a 100% digital bank that operates independently from the Bancolombia brand and aims to articulate real financial needs of nowadays' clients with the wide range of possibilities enabled by technology. Nequi is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Bancolombia’s branch network. Nequi offers saving accounts, a digital card, PayPal integration, nano-loans and third-party non-financial services, like utilities, entertainment and transportation among others, to over a million users in Colombia and over a 40 thousand in Panama.

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

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and innovate in its product portfolio. Below is a brief description of the new products and services introduced in 2018:

Debit from multiple accounts: In June 2018, the multi-account debit service was launched. This service allows clients to enroll up to 3 accounts such as be Saving, Current or AFC Accounts for the payment of the mortgage loans, in order to assign a percentage to each one of the accounts where the sum is 100% of the value of the installments to be paid. This service improves the client’s experience by offering more payment options of their mortgage loan, and the bank to have more options of collecting the installment and eventually improve the portfolio performance.

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

See Note 3 to the Consolidated Financial Statements included in this Annual Report for a description of the principal markets in which the Bank competes, including a breakdown of total interest and valuation income by category of activity and geographic market for each of the last three fiscal years.

B.3.	SEASONALITY OF DEPOSITS

Historically, the Bank has experienced some seasonality in its demand deposits, with higher average balances at the end of the year and lower average balances in the first months of the year. This behavior is explained primarily by the increased liquidity provided by the Central Bank and the Colombian National Treasury at year end, as economic activity tends to be higher during this period resulting in a greater number of transactions. However, we do not consider the seasonality of demand deposits to have a significant impact on our business.

B.4.	RAW MATERIALS

The Bank is not dependent on sources or availability of raw materials.

B.5.	DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), an ATM network, online and computer banking, telephone banking, mobile phone banking services, and points of sale (or “Puntos de Atención Cercano”), among others. Transactions performed through electronic channels represented more than 92.78% of all transactions in 2018, up from 92.26% of all transactions in 2017. In addition, as of December 31, 2018, Bancolombia had a sales force of approximately 13,328 employees.

The following are the distribution channels offered by Bancolombia as of December 31, 2018:

Branch Network

As of December 31, 2018, Bancolombia’s consolidated branch network consisted of 1,113 offices, including 704 from Bancolombia S.A., 97 from Banco Agrícola, 44 from Banistmo, 177 from BAM and 91 from other subsidiaries.

Company*	Number of branches 2018	Number of branches 2017	Number of branches 2016	Number of branches 2015
Bancolombia S.A.(unconsolidated)	704	726	817	827
Leasing Bancolombia (1)	18	19	20	21
SUFI (1)	5	5	3	3
Bancolombia Panama	1	1	1	1
Bancolombia S.A. Panama Branch	1	1	1	1
Renting Colombia	33	24	22	23
Valores Bancolombia	6	6	6	7
Valores Bancolombia Panama S.A.	1	1	1	1
Banca de Inversión	2	2	2	2
Fiduciaria Bancolombia	7	7	6	5
Bancolombia Puerto Rico International Inc.	1	1	1	1
Arrendamiento Operativo CIB S.A.C. (2)	1	1	1	1

Company*	Number of branches 2018	Number of branches 2017	Number of branches 2016	Number of branches 2015
Fondo Inversión Arrend.Operativo Renting Perú I (in liquidation)(2)	-	-	1	1
Inversiones CFNS S.A.S.	2	2	2	2
Banco Agrícola	97	97	97	97
Arrendadora Financiera S.A.	1	1	1	1
Valores Banagrícola, S.A. de C.V.	1	1	1	1
Capital Investments SAFI S.A.	1	1	1	1
Transportempo S.A.S.	1	1	1	1
Leasing Perú S.A. (in liquidation)	-	-	1	1
FiduPerú S.A. Sociedad Fiduciaria (previously Fiduciaria GBC S.A.)	1	1	1	1
Banistmo	44	44	45	47
Financomer	8	8	8	8
BAM (Guatemala)	177	203	208	220
Total	1,113	1,153	1,248	1,274

*	For some subsidiaries, their central office is considered a branch.
(1)	On September 30, 2016, Leasing Bancolombia S.A., a former Subsidiary of Bancolombia S.A. organized under the laws of Colombia, merged into Bancolombia. Bancolombia, as the surviving entity, became the holder of the rights and liabilities of Leasing, and assumed responsibility for managing Leasing´s existing portfolio of products and services. Leasing Bancolombia assigned to Bancolombia the “Leasing Bancolombia” trademark, which has thereafter been used to identify a division of Bancolombia. Leasing Bancolombia operates 18 branches under that brand. Sufi is a Bancolombia brand that operates 5 branches.
(2)	Fondo Inversión Arrend.Operativo Renting Perú changed its legal name to Arrendamiento Operativo CIB S.A.C. The offices operated for the Localiza franchise in Peru are included in the total number of branches reported for Arrendamiento Operativo CIB S.A.C.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2018, Bancolombia had a total of 12,395 banking correspondents, including 11,609 in Colombia, 149 in Panama and 637 in El Salvador.

Puntos de Atención Móviles “PAM”

PAMs consist of commercial advisors who visit small towns in Colombia periodically to offer Bancolombia’s products and services. As of December 31, 2018, there were a total of 585 PAMs (565 in Colombia, 7 in Panama and 13 in El Salvador).

Kiosks

Kiosks are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2018, there were a total of 222 kiosks in El Salvador and 10 in Colombia (located only in branches).

Automated Teller Machines “ATMs”

Bancolombia has a total of 5,939 ATMs, including 4,859 in Colombia, 574 in El Salvador, 330 in Panama, and 176 in Guatemala.

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

Electronic Funds Transfer at Point of Sale or Punto de Atención Cercano “PAC”

Through our own network of 4,829 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to debit card PINs, among others.

Mobile Phone Banking Service

Our clients can conduct a variety of transactions using their cell phones, including fund transfers between Bancolombia accounts, account balance inquiries, purchase of prepaid cell phone air time and payment of bills and invoices.

B.6.	PATENTS, LICENSES AND CONTRACTS

The Bank is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers). However, the Bank has entered into contracts with third parties who provide certain key services that are important to the Bank’s business. These services include: online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services, and technological infrastructure, among others.

If any of those service providers were not to fulfill their respective contractual obligations, our business could suffer, some of our channels of attention to our clients may be unavailable until a replacement provider is engaged and we might be required to incur additional costs to find such replacement providers.

B.7.	COMPETITION

Description of the Colombian Financial System

Overview

Since 2007, the Colombian banking system has been undergoing a period of expansion, accompanied by a series of mergers and acquisitions that have taken place within the sector. Several transactions occurred in 2007, mainly due to the global financial crisis. Colombian banks made several investments allowing some entities to become big players in the Latin American market; Bancolombia, completed the acquisition of Banagrícola in El Salvador and Davivienda merged with Granbanco S.A. Bancafé, which allowed Davivienda to have operations in Panama. In 2010, Banco de Bogotá acquired BAC-Credomatic, which operates in several countries in Central America; and, in October 2011, Canadian Scotiabank purchased a stake in Colpatria. In 2012, the most relevant event regarding the presence of foreign banks in Colombia was the acquisition of Banco Santander Colombia S.A. in July 2012 by Corpbanca (Chile). Also, Davivienda acquired the subsidiaries of HSBC in Costa Rica, Honduras and El Salvador.

In 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million. In addition, Bancolombia Panama acquired 40% of the common shares of Grupo Agromercantil for USD 217 million. In 2013, Grupo Aval acquired 100% of the Guatemalan Reformador Financial Group (the transaction was reportedly valued at USD 411 million) and acquired BBVA Panama for a reported USD 490 million. In 2013, some competitors started operations in Colombia: Itau BBA entered the market with an investment bank, as did BNP Paribas; Credicorp acquired Correval (a local brokerage firm); Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta; Banco Santander returned to the Colombian market with a bank; and the Chilean company Larrain Vial started operations with a brokerage firm. During 2014, the entry of new entities continued as the financing company Hipotecaria, which specializes in mortgage loans; Corpbanca completed the acquisition of Helm Bank, keeping Corpbanca’s brand; and GNB Sudameris acquired 99.9% of the capital of HSBC Colombia and started to operate under the brand GNB Colombia, while an agreement was signed to operate in Paraguay, Peru and Uruguay. In 2015, the Chilean group CorpBanca merged with the Itaú of Brazil and Bancolombia sold 50% of its shares in Tuya SA to Grupo Exito. In December 2015, Bancolombia also acquired an additional 20% interest in Grupo Agromercantil, bringing its interest to 60% in total.

As of December 31, 2018, according to the SFC, the main participants in the Colombian financial system were 25 commercial banks (14 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 15 financing companies (3 leasing companies and 12 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage and securities intermediaries, special state-owned institutions, and severance pay and pension funds also participate in the Colombian financial system.

Market and Credit Institutions’ Evolution in 2018

In 2015, Colombian financial institutions began reporting their consolidated financial results under IFRS framework. However, in the case of credit institutions (including banks, financial corporations, financing companies and 38 financial cooperatives), the SFC has allowed the presentation of stand-alone financial statements under Colombian Banking GAAP basis, following Decree 1851 of August 2013, which regulates the Law 1314 of 2009 concerning the technical regulatory framework for the institutions that report their financial results. Accordingly, the following information includes figures under Colombian Banking GAAP regulation, as reported by Colombian credit institutions to the SFC.

Loan growth for Colombian credit institutions was 6.11% in 2018, compared to 6.21% in 2017. Commercial loans grew by 3.22% in 2018, compared to 3.32% in the previous year. Consumer loans increased 9.21% in 2018, less than the 9.69% showed in 2017. Mortgage loans continued performing well, increasing 12.17% compared with 11.38% in 2017, and small business loans grew 3.53 % in 2018 compared with growth of 7.74% in 2017.

The credit institutions’ level of past-due loans as a percentage of the total loan portfolio, increased from 4.33% in December 2017 to 4.56% in December 2018. In addition, the coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), ended 2018 at 137.31%, compared to 134.29% at the end of 2017.

At the end of 2018 the credit institutions’ loan portfolio represented 65.18% of total assets, less than the 66.89% at December 31, 2017. Investments and derivatives transactions as a percentage of total assets increased from 18.67% at the end of 2017 to 19.72% at the end of 2018. Deposits as a percentage of total assets increased from 63.17% in 2017 to 66.91% in 2018.

As of December 31, 2018, credit institutions recorded COP 659.3 trillion in total assets, representing a 8.39% increase compared to previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 95.14% followed by financial corporations with 2.01%, financing companies with 2.34%, and financial cooperatives with 0.51%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions non consolidated was 16.34% in December 2018 (including banks, financial corporations, financing companies and financial cooperatives), which is well above the minimum legal requirement of 9%. With the effectiveness of Decree 1771 of 2012 and the external circular 20 of 2013 of the Financial Superintendence, a new capital regime for credit institutions was established in order to strengthen the quality of equity of financial institutions and to ensure they have the capacity to absorb losses in the development of their activities.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia unconsolidated and its main competitors unconsolidated, based on IFRS information as applicable under Colombian Banking GAAP and published by the SFC.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dic-18	Dic-17	Dic-18	Dic-17	Dic-18	Dic-17	Dic-18	Dic-17	Dic-18	Dic-17
Bancolombia	11.5%	10.4%	1.7%	1.5%	4.5%	4.5%	157.2%	151.5%	16.0%	16.6%
Banco de Bogotá	15.5%	12.0%	3.1%	2.4%	4.2%	3.7%	136.6%	121.3%	20.7%	21.3%
Davivienda	11.6%	11.6%	1.4%	1.4%	4.9%	3.8%	110.6%	127.8%	15.1%	15.6%
BBVA	12.6%	11.4%	0.9%	0.8%	4.6%	4.1%	139.6%	127.4%	12.4%	12.3%
Banco de Occidente	9.2%	7.8%	1.1%	0.9%	4.2%	4.1%	127.4%	118.3%	13.0%	14.0%
Banco Corpbanca	0.3%	(3.5%)	0.0%	(0.4%)	4.0%	3.8%	152.5%	166.0%	14.6%	12.7%
Banco Colpatria	5.0%	6.9%	0.5%	0. 6%	5.8%	5.9%	115.1%	105.9%	10.7%	11.1%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.
(2)	ROA is return on average assets.

The following tables include market share information for various key products for Bancolombia and its main competitors on an unconsolidated basis, based on figures published by the SFC as of and for the years ended December 31, 2018 and 2017:

Total Net Loans
Market Share

Total Net Loans – Market Share (%)	2018	2017
Bancolombia	26.1%	25.6%
Banco de Bogotá	12.2%	13.0%
Davivienda	15.5%	14.8%
BBVA	10.2%	10.5%
Banco de Occidente	6.1%	6.3%
Banco Corpbanca	4.7%	5.0%
Banco Colpatria	6.2%	5.1%
Others	19.0%	19.7%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts
Market Share

Checking Accounts – Market Share (%)	2018	2017
Bancolombia	23.4%	21.8%
Banco de Bogotá	22.8%	23.4%
Davivienda	10.1%	10.7%
BBVA	12.9%	12.1%
Banco de Occidente	10.1%	10.4%
Banco Corpbanca	2.8%	3.0%
Banco Colpatria	3.6%	2.7%
Others	14.3%	15.9%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits
Market Share

Time Deposits – Market Share (%)	2018	2017
Bancolombia	21.0%	21.2%
Banco de Bogotá	13.3%	11.8%
Davivienda	15.2%	15.2%
BBVA	13.0%	13.9%
Banco de Occidente	3.7%	4.1%
Banco Corpbanca	5.8%	6.9%
Banco Colpatria	7.7%	6.7%
Others	20.3%	20.2%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Saving Accounts
Market Share

Saving Accounts – Market Share (%)	2018	2017
Bancolombia	26.4%	25.6%
Banco de Bogotá	12.1%	13.5%
Davivienda	12.7%	12.1%
BBVA	10.6%	10.3%
Banco de Occidente	6.1%	6.7%
Banco Corpbanca	3.1%	3.4%
Banco Colpatria	6.1%	4.6%
Others	22.9%	23.8%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Banco Agrícola and its Competitors

In 2018, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of total assets, loans, deposits, stockholders’ equity and profits. The information presented in the following tables relates to Banco Agrícola and its competitors on a stand-alone basis and was prepared based on El Salvador accounting standards.

The following table illustrates the market share for the main institutions of the Salvadorian financial system as of and for the year ended on December 31, 2018:

	Assets	Stockholders` Equity	Loans	Deposits	Profits
Banco Agrícola	27.4%	25.6%	28.2%	28.1%	41.9%
Cuscatlán	9.4%	11.7%	8.9%	9.7%	6.8%
Davivienda	15.8%	14.2%	16.1%	14.2%	15.1%
Scotiabank	11.8%	16.9%	12.9%	11.9%	14.0%
BAC	15.4%	13.1%	15.2%	16.2%	15.8%
Promerica	7.3%	5.7%	7.5%	7.8%	4.4%
Others	12.9%	12.8%	11.2%	12.1%	2.0%

Sources: ABANSA (Asociación Bancaria Salvadoreña)

The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA), as of December 31, 2018 and 2017:

Total Loans
Market Share

Total Loans - Market Share (%)	2018	2017
Banco Agrícola	28.2%	26.2%
Cuscatlán	8.9%	8.6%
Davivienda	16.1%	15.3%
Scotiabank	12.9%	13.1%
BAC	15.2%	13.8%
Promerica	7.5%	6.8%
Others	11.2%	16.2%

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2018	2017
Banco Agrícola	21.5%	21.9%
Cuscatlán	13.3%	11.7%
Davivienda	11.5%	11.0%
Scotiabank	8.1%	9.4%
BAC	24.0%	20.8%
Promerica	7.2%	7.0%
Others	14.4%	18.2%

Time Deposits
Market Share

Time Deposits - Market Share (%)	2018	2017
Banco Agrícola	21.8%	21.1%
Cuscatlán	6.4%	6.2%
Davivienda	16.5%	15.8%
Scotiabank	14.8%	13.4%
BAC	14.2%	11.9%
Promerica	10.5%	9.4%
Others	15.8%	22.2%

Saving Accounts
Market Share

Saving Account - Market Share (%)	2018	2017
Banco Agrícola	43.1%	40.1%
Cuscatlán	10.2%	9.8%
Davivienda	13.9%	13.5%
Scotiabank	12.2%	12.2%
BAC	10.7%	9.9%
Promerica	4.8%	4.4%
Others	5.1%	10.1%

Banistmo and its Competitors

Banistmo is the second largest bank in Panama with an 10.4% market share by loans. The information presented in the following tables relates was prepared based on Panama accounting standards. The following table illustrates the market share for the main institutions of the Panamanian financial system as of and for the year ended in December 31, 2018.

MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	9.2%	8.7%	10.4%	11.5%	5.7%
Banco General	16.3%	10.7%	16.1%	21.4%	22.1%
Global Bank	6.7%	6.7%	7.4%	5.8%	6.1%
Banesco	4.0%	3.4%	4.1%	6.4%	2.0%
BAC	8.1%	22.7%	5.7%	7.6%	26.7%
Others	55.7%	47.8%	56.3%	47.3%	37.4%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

The following tables illustrate the market share of Banistmo stand-alone and its main competitors, based on figures published by the Superintendency of Banks of Panama, in accordance with Panamanian banking regulations, for the years ended in December 31, 2018 and 2017:

Total Loans

Market Share

Total Loans - Market Share (%)	2018	2017
Banistmo	10.4%	11.0%
Banco General	16.1%	16.1%
Global Bank	7.4%	7.6%
Banesco	4.1%	4.3%
BAC	5.7%	5.7%
Others	56.3%	55.3%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Saving Accounts

Market Share

Saving Account - Market Share (%)	2018	2017
Banistmo	12.4%	12.2%
Banco General	25.9%	25.8%
Global Bank	5.3%	5.2%
Banesco	11.4%	12.5%
BAC	3.5%	3.1%
Others	41.5%	41.2%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2018	2017
Banistmo	12.6%	12.0%
Banco General	26.0%	23.5%
Global Bank	3.9%	3.8%
Banesco	4.4%	4.1%
BAC	9.2%	10.4%
Others	43.9%	46.2%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Time Deposits

Market Share

Time Deposits - Market Share (%)	2018	2017
Banistmo	10.7%	11.9%
Banco General	17.9%	17.8%
Global Bank	6.8%	6.7%
Banesco	5.0%	4.5%
BAC	8.7%	7.4%
Others	50.9%	51.7%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

BAM and its Competitors

BAM continues as the fourth largest bank in the banking system in Guatemala by total assets, the fifth in terms of net loans and the sixth in terms of deposits and stockholders’ equity.

As of December 31, 2018, the Superintendencia de Bancos de Guatemala (SIB) has under its supervision and inspection, 17 banking entities. The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB (Superintendencia de Bancos de Guatemala). The following table illustrates the market share for the main institutions of the financial system as of and for the year ended December 31, 2018:

MARKET SHARE
	Assets	Stockholders’ Equity	Net Loans	Deposits	Profits
Banco Industrial	28.6%	25.5%	28.6%	25.4%	31.5%
Banrural	20.5%	22.8%	16.9%	22.8%	22.0%
Banco G&T Continental	16.1%	13.5%	13.5%	16.0%	8.2%
Banco Agromercantil	8.1%	7.5%	10.9%	7.6%	3.5%
BAC-Reformador	8.1%	8.3%	11.2%	8.4%	12.9%
Bantrab	7.5%	8.7%	7.3%	8.1%	11.9%
Banco Promerica	3.9%	4.5%	5.0%	4.2%	2.6%
Others*	7.2%	9.2%	6.6%	7.5%	7.4%

*Others. Includes the followings banks: Internacional, Crédito Hipotecario Nacional, Ficohsa Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

The following tables illustrate the market share of BAM and its main competitors, based on figures published by the SIB as of December 31, 2018 and 2017:

Net Loans

Market Share

Net Loans - Market Share (%)	2018	2017
Banco Industrial	28.6%	27.9%
Banrural	16.9%	17.9%
Banco G&T Continental	13.5%	15.5%
BAC-Reformador	11.2%	9.9%
Banco Agromercantil	10.9%	10.6%
Bantrab	7.3%	7.0%
Banco Promerica	5.0%	2.6%
Others*	6.6%	8.6%

*Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2018	2017
Banco Industrial	30.7%	31.3%
Banrural	23.5%	22.0%
Banco G&T Continental	16.9%	17.3%
BAC-Reformador	10.8%	9.9%
Banco Agromercantil	7.0%	7.8%
Banco Promerica	2.3%	1.9%
Bantrab	1.3%	1.2%
Others*	7.5%	8.6%

*Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Time Deposits
Market Share

Time Deposits - Market Share (%)	2018	2017
Banco Industrial	20.9%	20.9%
Banrural	18.1%	19.5%
Bantrab	16.4%	15.5%
Banco G&T Continental	12.6%	15.0%
Banco Agromercantil	8.2%	7.5%
BAC-Reformador	8.0%	5.9%
Banco Promerica	6.9%	2.9%
Others*	8.9%	12.8%

*Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Saving Accounts
Market Share

Saving Accounts - Market Share (%)	2018	2017
Banrural	30.9%	31.1%
Banco Industrial	25.1%	23.5%
Banco G&T Continental	21.0%	22.1%
Banco Agromercantil	7.2%	7.5%
BAC-Reformador	5.3%	5.2%
Bantrab	3.6%	3.5%
Banco Promerica	2.0%	1.3%
Others*	4.9%	5.8%

*Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, De Crédito, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

B.8.	SUPERVISION AND REGULATION

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, the congress of Colombia has the power to prescribe the general legal framework within which the Government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank, the Ministry of Finance and Public Credit (the “Ministry of Finance”), the SFC, the Superintendency of Industry and Commerce (the “SIC”) and the Self-Regulatory Organization (Autoregulador del Mercado de Valores or “AMV”).

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

Ministry of Finance

One of the functions of the Ministry of Finance is to regulate all aspects of financial and insurance activities. As part of its duties, the Ministry of Finance issues decrees relating to financial matters that may affect banking operations in Colombia. In particular, the Ministry of Finance is responsible for regulations relating to capital adequacy, legal lending limits, authorized operations, disclosure of information and accounting of financial institutions on a high level, which matters are then regulated in detail by the SFC.

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

Decree 663 of 1993 defines the structure of the Colombian financial system, establishes a set of permitted activities within the system and defines several forms of business entities, including: (i) credit institutions (which are further categorized into banking institutions, such as the Bank, finance corporations, financing companies and finance cooperatives; (ii) financial services entities; (iii) capitalization corporations; (iv) insurance companies; and (v) insurance intermediaries. Furthermore, Decree 663 of 1993 sets forth (i) the procedure applicable for mergers and acquisitions, spin-offs, and other corporate reorganizations of the aforementioned entities, (ii) specific regulations that apply to the issuance and sale of shares and other securities by such entities, and (iii) certain rules regarding the activities of officers and directors of such institutions, among others. Finally, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the SFC.

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

Law 1870 of 2017 implemented the legal framework for the regulation and supervision on financial conglomerates. The law sets forth a definition for financial conglomerate. This regulation establishes two ways in which a company is considered a financial holding company and therefore subject to the new legal framework: (i) it has significant influence over a financial institution, or (ii) it controls a financial institution. This law provides the framework within which the Government and the SFC may regulate matters related to financial conglomerates, such as regulatory capital, definition of related parties, corporate governance principles and risk management, among others. In regulating financial conglomerates, the Government and the SFC must take into consideration the structure, complexity, and individual features of each conglomerate. Additionally, regarding risk management and exposure limits, the new requirements applicable to financial conglomerates must consider the requirements to which the financial institutions are already subject. Along the same lines, when financial institutions fulfill capital adequacy requirements and solvency ratios, authorities may not impose solvency ratios on the conglomerate.

The law also reinforced the mechanism for the resolution of credit institutions - deposit-taking institutions under Colombian Law - by establishing the concept of the bridge bank, an entity used to facilitate the purchase of assets and transfer of liabilities from failing institutions.

The Government has issued several Decrees within Law 1870 of 2017 regulation framework mentioned above. Decree 774 of 2018 regulates capital adequacy requirements for financial conglomerates and Decree 1486 of 2018 regulates the criteria to determine related parties, risk concentration limits and conflicts of interest.

Pursuant to the provisions of Law 1870 of 2017 and the Decrees mentioned above, Grupo de Inversiones Suramericana S.A. has significant influence and, therefore, is the holding company of Bancolombia only for the purposes of the financial conglomerates framework. These new regulations require Grupo de Inversiones Suramericana S.A. to: (i) continue strengthening our Corporate Governance System as a Financial Conglomerate; (ii) review the risk management and capital adequacy models; and (iv) strengthen the internal control and information reporting systems of the companies that make up the conglomerate under this framework.

This new regulatory framework will not represent a negative impact on Bancolombia’s business and its affiliates. Grupo de Inversiones Suramericana S.A. will establish policies and procedures on the matter as the Decree 1486 establishes.

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

Financial institutions are subject to further rules if they engage in additional activities. Law 964 of 2005 (securities market law) regulates securities intermediation activities, which may be performed by banks, and securities offerings. External Resolution 1 of 2018 (foreign exchange regulations), and Resolution 4 (as hereinafter defined) issued by the board of directors of the Central Bank, defined the different activities that banks, including the Bank, may perform as foreign exchange market intermediaries, including lending in foreign currencies and investing in foreign securities.

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

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the DTF, which is published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. The week of April 26, 2019, the DTF was 4.55%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or interés bancario corriente, certified and calculated by the SFC as the average rate of interest ordinarily charged by banks for loans made during a specified period. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2018, the banking interest rate for small business loans was 36.72% and for all other loans was 19.40%.

Capital adequacy requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. Recently, Decree 1477 of 2018 introduced into the Colombian banking regulation several Basel III reforms, mainly relating to: (i) implementation of capital buffers; (ii) alignment with Basel III solvency ratio definitions, and (iii) update of the measurement of the Risk Weighted Assets (RWA).

Some of the highlights of this regulation are as follows:

•	The technical capital is calculated as the sum of Ordinary Basic Capital (common equity Tier 1), Additional Basic Capital (additional Tier 1), and Additional Capital (Tier 2 capital).

•	Revised criteria for debt and equity instruments to be considered ordinary basic capital, additional basic capital, and additional capital was established. Additionally, the SFC must review whether a given instrument adequately complies with these criteria in order for an instrument to be considered Tier 1 or Tier 2 capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as basic or additional capital are not be considered Tier 1 or Tier 2 capital for purposes of capital adequacy requirements.

•	The capital adequacy ratio is set at a minimum of 9% of the financial institution’s total risk-weighted assets; however, each entity must comply with: (i) a minimum basic solvency ratio of 4.5%, which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items; (ii) a basic minimum solvency ratio of 6%, which is defined as the sum of the ordinary basic capital after deductions and the additional basic capital, divided by the financial institution’s total risk-weighted assets and off-balance sheet items; (iii) a capital conservation buffer of 1.5%, which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items; (iv) a systemically important financial institutions buffer of 1%, which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items; and (iv) a combined buffer equivalent to the sum of the aforementioned buffers. These ratios apply to credit establishments individually and on a consolidated basis. Credit establishments include Banks, Financial Corporations, and Financing Companies.

•	Credit establishments must comply with a minimum leverage ratio of 3%, which is defined as the sum of the ordinary basic capital after deductions and the additional basic capital, divided by the leverage value. The leverage value is the sum of all net assets, the net exposures in all repo, simultaneous transactions and temporary transfer of securities, the credit exposures in all derivative instruments, and the exposure value of all contingencies.

•	Recently the Ministry of Finance issued Decree 415 of 2018, which requires as of the year 2019, non-depository financial institutions, such as asset managers and fiduciary entities under Colombian law, comply with a 9% minimum solvency ratio on an individual basis.

In 2014, the Ministry of Finance issued Decree 1648 of 2014 and Decree 2392 of 2015 establishing criteria for hybrid instruments to be considered additional basic capital (Additional Tier 1).

As of December 31, 2018, the Bank’s capital adequacy ratio was 13.47%, exceeding the requirements of the Colombian government and the SFC by 447 basis points. As of December 31, 2017, the Bank’s capital adequacy ratio was 14.18%.

For more information, see Item 5. “Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy.”

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. The minimum capital requirement for banks, including Bancolombia S.A., for 2018 is COP 96,813 million. Failure to meet such requirement can result in the taking of possession (toma de posesión) of the Bank by the SFC (see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation – Bankruptcy Considerations”).

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

Mandatory Investments

Central Bank regulations require financial institutions, including the Bank, to hold minimum mandatory investments in debt instruments issued by Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), a Colombian public financial institution that finances production and rural activities to support the agricultural sector. The amount of these mandatory investments is calculated by applying a fixed percentage (ranging from 4.3% to 5.8%, depending on the type of liability) to the quarterly average of the end of day balances of certain liabilities, primarily, deposits and short-term debt. The investment balance is computed at the end of each quarter. Any required adjustment (due to a change in the quarterly average between periods) results in the purchase of additional securities or may result in redemption by Finagro at of securities in excess of the requirement. The purchase of additional securities takes place during the month following the date as of which the computation was performed.

Foreign Currency Position Requirements

According to External Resolution 1 of 2018 issued by the board of directors of the Central Bank as amended or supplemented (“Resolution 1 of 2018”), a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), actual or contingent, including those that may be converted into Colombian legal currency.

Additionally, in the case of foreign exchange market intermediaries that consolidate financial statements and have controlled foreign investments, such as the Bank, the foreign exchange market intermediary shall exclude from its foreign currency position: (i) the value of controlled foreign investments, and (ii) the value of derivatives and other liabilities designated by the intermediary as hedging instruments for the controlled foreign investments.

Resolution 1 of 2018 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in pesos of 20% of the bank’s technical capital. Foreign exchange market intermediaries such as the Bank are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its technical capital (with penalties being payable after the first business day).

Resolution 1 of 2018 also defines the foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities.

Finally, Resolution 1 of 2018 requires banks to calculate a gross position of leverage (posición bruta de apalancamiento) as it relates to its foreign currency position. Gross position of leverage is defined as (i) the value of term contracts denominated in foreign currency, plus (ii) the value of transactions denominated in foreign currency to be settled in a term equal or greater than one day in cash, plus (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives.

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

Foreign Currency Loans

According to External Resolution 1 of 2018, residents of Colombia may obtain foreign currency loans from foreign residents, and from Colombian foreign exchange market intermediaries (such as the Bank) or by placing debt instruments abroad. Foreign currency loans must be either disbursed through a foreign exchange intermediary or deposited in special purpose offshore accounts.

Colombian residents who borrow funds in foreign currency may be required to post with the Central Bank non-interest bearing deposits for a specified term, but currently although the size of the required deposit is currently zero. Such deposits would not be required in certain cases, including foreign currency loans aimed at financing Colombian investments abroad, or for short-term exportation loans, provided that these loans are disbursed against the funds of Banco de Comercio Exterior – Bancoldex.

External Resolution 1 of 2018 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian foreign exchange market intermediaries for the purpose of avoiding the deposit requirement described above. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

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

Lending Activities

Decree 2555 of 2010, as amended, sets forth the legal lending limits, which provide for the maximum amounts that a financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a bank’s Technical Capital. However, there are several circumstances under which the limit may be raised. In general, the limit is raised to 25% when amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial guidelines provided in Decree 2555 of 2010, as amended.

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

With respect to liquidity risk, financial entities must meet a liquidity coverage test that ensures their ability to hold liquid assets sufficient to cover potential net cash outflows for a period of 30 days. Net cash outflows for this purpose are contractual maturities of assets (interbank borrowings, financial assets investments, loans and advances to customers, derivative financial instruments) minus contractual maturities of liabilities (demand deposits, time deposits, interbank deposits borrowings from other financial institutions, debt instruments, derivative financial instruments) occurring within a period of 30 days. For purposes of this calculation, liabilities does not include projections of future transactions. The maturity of the loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation.

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

In order to implement Basel III capital standards, the Superintendency of Banks of the Republic of Panama issued in January 2015 an agreement on Capital Adequacy. This agreement sets forth the new composition of a banking institution’s capital base, as well as the new capital adequacy ratio, including tier 1 core capital ratio and tier 1 capital ratio, all consistent with Basel III standards. This agreement became effective in June 2016, and the new standards will be implemented, progressively, from that date until they are fully applicable in January 2019. With respect to liquidity, banks operating under a general banking license, or General License Banks, are currently required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks. Additionally, General License Banks are required to maintain assets in Panama of no less than 85% of their local deposits or any other percentage fixed by the Superintendency of Banks. Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are immune from attachment or seizure proceedings. However, in 2018, the Superintendency of Banks of the Republic of Panama, moving forward with the implementation of Basel III liquidity standards, issued an agreement on Liquidity Coverage Ratio (LCR), also requiring General License Banks to maintain high quality liquid assets in relation to its short-term net cash outflows. Daily compliance with the LCR (High Quality Liquid Assets as a percentage of net cash outflows) shall be implemented progressively, beginning on December 2018 with a compliance percentage of 25%, until achieving a 100% compliance percentage on 2022.

The Superintendency has also issued regulation, consistent with Basel III standards, regarding capital requirements for market risk on the trading book; and regulation to improve country risk and operational risk management.

Panamanian regulations also require all financial institutions to maintain a legal reserve for certain obligations. The Superintendency of Banks may require additional marginal reserves. The exact level and method of calculation of these reserve requirements is set by the Superintendency of Banks.

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

Banking Law of El Salvador

In 1999, Salvadorian congress enacted Decree 697, which regulates the financial intermediation activities and other operations performed by banks. Banks are required to establish the regulatory reserve requirements set by the Superintendency of the Financial System in accordance with the deposits and liabilities of each bank.

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2018 are:

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

B.9. CYBERSECURITY FRAMEWORK

The Bank’s internal policies define cyber-security risk as the possibility of an economic or non-economic loss derived from an assault to the confidentiality, integrity and availability of the information that the Bank processes (this excludes an assault suffered by our clients´ informational systems), whenever at least one of the following events occurs: (i) intentional interruption of the Bank´s informational and technological infrastructure, excluding technological or operative failures; (ii) successful unauthorized access to information or to a system; and (iii) unauthorized change in the Bank´s hardware, firmware or software. Realization of cyber-security risk may result in the unauthorized access to privileged information, technological assaults on the infrastructure of the Bank with the aim of stealing information, committing fraud or interfering with regular service, and the interruption of the Bank’s services to some of its clients or users due to the exploitation and materialization of vulnerabilities.

The Bank has implemented over the recent years a cyber-security management and control system that is designed to identify and protect critical assets, anticipate, identify, and offset threats, and respond and recover capabilities or services that were impaired due to a cybersecurity event. The system includes features such as: perimeter security devices; endpoint and malicious software security mechanisms, including firewalls, intrusion prevention systems, endpoint protection platform, navigation control such as proxy and cloud access security broker, network access control, virtual private networks, encryption techniques, Anti-DDoS (distributed denial of service), multi-factor authentication, backup security systems and techniques; the constant monitoring and continuous assessment of technological infrastructure though software and hardware updates, penetration tests and ethical hacking seeking to identify and mitigate vulnerabilities; implementations of software and hardware upgrades; backup security systems; a 24/7 security operations center to detect, analyze, respond to, report on, and prevent cybersecurity incidents as well as computer forensics, intelligence and threat hunting services, among others. Furthermore, the Bank has obtained an insurance policy aimed at covering certain damages that may be suffered by the Bank and third parties as a result of data losses derived from cyber-attacks, although the coverage under the policy is subject to a retention (deductible) and the coverage limit may not be adequate to compensate the Bank for all losses resulting from a cybersecurity event.

The framework used to manage cyber-security risks is designed under practices of international frameworks and standards issued by the National Institute of Standards and Technology (NIST) in NIST 800-30 and NIST Cybersecurity Framework, by the International Organization for Standardization (ISO) in ISO-27032, as well as the definitions established by the Bank.

The cybersecurity and information security division of the Bank is responsible for cybersecurity risk management, a function performed together with the business processes, technology, risk and internal audit, considering the nature of the Bank, its risk appetite, customer needs, business strategy and the environment of the financial industry.

The framework seeks to ensure that the risks are identified, measured, controlled and monitored, and considers the international and regional best practices and regulations. The cyber-security risks management system is designed as a three lines defense model: a risk identification stage, executed by the technological component and security managers; an oversight stage, which includes monitoring, assessment and analysis of the risk´s potential impact, executed by the technological component and security managers along with the risk areas; and, a review of the control’s effectiveness stage developed by the internal audit.

The Bank’s senior management is committed to cybersecurity risk management, through a clear strategy, the allocation of human, technical and financial resources and a clear definition and disclosure of responsibilities with regard to security. Senior management has formed a cybersecurity and information security committee, responsible for: approving and promoting the most important policies, strategies and projects, being informed and making decisions about associated controls, periodically evaluating the strategic and tactical plans of compliance, the review, approval and prioritization of initiatives or decisions as well as the prioritization of the use of the allocated budget. This Committee is formed by seven vice presidents of the following vice presidencies: Bancolombia’s Corporate Services Vice-presidency, Banistmo’s Corporate Services Vice-presidency, BAM’s Corporate Services Vice-presidency, Banco Agrícola’s Corporate Services Vice-presidency, Administrative and Security Services Vice-presidency, Human Resources Vice-presidency (corporate) and the Risk Corporate Vice Presidency (corporate).

Bancolombia’s Board of Directors and senior management are involved in cyber-security risk management. The risk committee of the Board of Directors is in charge of proposing the methodology, procedures and tools for cyber-security related risks management and the management policies manual which is then approved by the Board of Directors; ensuring that an appropriate cyber-security risk management process is maintained and keeping the Board of Directors informed of its effectiveness according to the approved guidelines and methodologies; and analyzing periodically the reports that are submitted by the senior management on cyber-security risk exposure, exposures substantial changes, tolerance level compliance and mitigation and management measures adopted by the Bank. The full Board of Directors receives periodic reports on the level of compliance with the approved policies and procedures for cyber-security risk management, as well as relating to the causes of any breaches and the measures adopted to address the gaps identified by the Cyber-security and Information Security Committee, to consider any corrective actions required.

In 2018, Bancolombia incurred in USD 20.7 million, in costs related to preventive, detective and corrective efforts for cybersecurity management, including: insurance policies, human resources costs, security solutions licensing and the administration and maintenance of cybersecurity controls for the Bank. In 2018, Bancolombia had no cybersecurity and information security incidents that could have materially affected the Bank with an economic or non-economic impact, in accordance with the definition and criteria defined by the Bank for that purpose. Therefore, no costs are associated with its remediation or consequences.

As of the date of this Annual Report, the Bank has not faced a cyber-attack with a material impact on its business or its clients. However, we can give no assurance that the previously described measures, initiatives and procedures will be effective to prevent or mitigate potential future attacks or threats to our technology infrastructure. Any failure by the Bank to detect or prevent cyber-security risk in a timely manner could result in a negative impact on the Bank’s results of operations and financial position, or in problems with information, including data related to customers being lost, compromised, or delivered to the Bank’s clients with delays or errors. The public perception that a cyber-attack on its systems has been successful, whether or not this perception is correct, may damage the Bank’s reputation with customers and third parties with whom it does business.

C.	ORGANIZATIONAL STRUCTURE

The following are the subsidiaries of Bancolombia:

*Investment classified as assets held for sale and sold on March 29, 2019. For further information see Note 33. Subsequent Events.

FiduPerú was classified as assets held for sale in 2018.

The following is a list of subsidiaries of Bancolombia as of December 31, 2018:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%
Valores Simesa S.A.	Colombia	Investments	67.73%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
BIBA Inmobiliaria S.A.S.	Colombia	Real estate broker	100.00%
FCP Fondo Colombia Inmobiliario	Colombia	Real estate broker	51.29%
Fideicomiso "Lote Abelardo Castro".	Colombia	Mercantil trust	67.39%
Bancolombia Panamá S.A.	Panama	Banking	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Investments	99.16%
Banistmo S.A.	Panama	Banking	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%
Financomer S.A.	Panama	Financial services	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%
Suvalor Panamá Fondos de Inversión S.A.	Panama	Holding	100.00%
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%
Banistmo Capital Markets Group Inc (non-operational stage)	Panama	Purchase and sale of securities	100.00%
Anavi Investment Corporation S.A. (non-operational stage)	Panama	Real estate broker	100.00%
Desarrollo de Oriente S.A. (non-operational stage)	Panama	Real estate broker	100.00%
Steens Enterpresies S.A. (non-operational stage)	Panama	Portfolio holder	100.00%
Ordway Holdings S.A. (non-operational stage)	Panama	Real estate broker	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	60.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Investments	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100.00%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	60.00%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance company	59.17%
Financiera Agromercantil S.A.	Guatemala	Financial services	60.00%
Agrovalores S.A.	Guatemala	Securities brokerage	60.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance company	60.00%
Asistencia y Ajustes S.A.	Guatemala	Services	60.00%

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly
Serproba S.A.	Guatemala	Maintenance and remodelling services	60.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	60.00%
Conserjeria, Mantenimiento y Mensajería S.A.	Guatemala	Maintenance services	60.00%
Mercom Bank Ltd.	Barbados	Banking	60.00%
New Alma Enterprises Ltd.	Bahamas	investments	60.00%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%

D.	PREMISES AND EQUIPMENT

As of December 31, 2018, the Bank owned COP 3,369 billion in premises and equipment (including assets that are part of our operating leasing business), COP 1,706 billion correspond to land and buildings, of which approximately 95.74% are used for administrative offices and branches in 49 municipalities in Colombia, 25 municipalities in El Salvador, 8 municipalities in Guatemala and 4 municipalities in Panama. Likewise, COP 897 billion correspond to computer equipment, of which 14.53% relate to the central computer and servers of the Bank and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment. Also, the Bank is currently constructing facilities for an amount of COP 2 billion.

In addition to its own branches, the Bank occupies 773 rented offices.

The following table illustrates the amount of premises and equipment for each country as of December 31, 2018:

Country (1)	Amount
In millions of COP
Colombia	2,668,487
El Salvador	294,277
Panama	236,840
Guatemala	168,591
Puerto Rico	321
Costa Rica	131
Total PPE	3,368,647

(1) As of December 31, 2018, the Bank has property, plant and equipment classified as held for sale amounting to 164,356, related with its Peruvian operations.

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information should be read in conjunction with the Consolidated Financial Statements as well as Item 5, “Operating and Financial Review and Prospects”. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with IFRS as issued by the IASB and the related interpretations issued by the IFRIC. The consolidated selected statistical information corresponds to the Bank, including all Subsidiaries as to which Bancolombia has control.

E.1.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances for each of the years ended December 31, 2018, 2017 and 2016 have been calculated as the arithmetic average of the last 13 monthly IFRS balances.

In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2018, 2017 and 2016, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities:

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,(1)
	2018			2017			2016
	Average Balance	Interest income earned	Average Yield / Rate	Average Balance	Interest income earned	Average Yield / Rate	Average Balance	Interest income earned	Average Yield / Rate
	In millions of COP, except percentages
ASSETS
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	1,775,740	106,706	6.0%	1,164,612	57,071	4.9%	1,434,974	119,889	8.4%
Foreign activities	1,587,751	38,001	2.4%	2,196,602	504	0.0%	1,905,163	41,113	2.2%
Total	3,363,491	144,707	4.3%	3,361,214	57,575	1.7%	3,340,137	161,002	4.8%
Debt investments (2)
Domestic activities	9,022,396	419,066	4.6%	9,057,238	612,076	6.8%	7,114,398	481,316	6.8%
Foreign activities	5,834,760	245,058	4.2%	5,390,576	247,655	4.6%	5,364,736	262,644	4.9%
Total	14,857,156	664,124	4.5%	14,447,814	859,731	6.0%	12,479,134	743,960	6.0%
Interest income on loans and financial leases (3)(4)
Domestic activities	106,400,898	11,519,444	10.8%	94,870,082	12,122,572	12.8%	87,289,606	11,494,684	13.2%
Foreign activities	55,139,161	4,046,980	7.3%	55,631,821	3,851,013	6.9%	57,291,045	3,815,489	6.7%
Total	161,540,059	15,566,424	9.6%	150,501,903	15,973,585	10.6%	144,580,651	15,310,173	10.6%
Total interest-earning assets (4)
Domestic activities	117,199,034	12,045,216	10.3%	105,091,932	12,791,719	12.2%	95,838,978	12,095,889	12.6%
Foreign activities	62,561,672	4,330,039	6.9%	63,218,999	4,099,172	6.5%	64,560,944	4,119,246	6.4%
Total	179,760,706	16,375,255	9.1%	168,310,931	16,890,891	10.0%	160,399,922	16,215,135	10.1%
Total non-interest-earning assets
Domestic activities	12,833,019	-	-	16,254,108	-	-	15,656,149	-	-
Foreign activities (5)	14,625,382	-	-	16,347,218	-	-	17,411,162	-	-

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,(1)
	2018			2017			2016
	Average Balance	Interest income earned	Average Yield / Rate	Average Balance	Interest income earned	Average Yield / Rate	Average Balance	Interest income earned	Average Yield / Rate
	In millions of COP, except percentages
Total	27,458,401	-	-	32,601,326	-	-	33,067,311	-	-
Total interest and non-interest earnings assets
Domestic activities	130,032,053	12,045,216	9.3%	121,346,040	12,791,719	10.5%	111,495,127	12,095,889	10.8%
Foreign activities (5)	77,187,054	4,330,039	5.6%	79,566,217	4,099,172	5.2%	81,972,106	4,119,246	5.0%
Total (6)(4)	207,219,107	16,375,255	7.9%	200,912,257	16,890,891	8.4%	193,467,233	16,215,135	8.4%

(1)	The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	Includes performing loans only.
(4)	As of December 31, 2018 the interest earned decreases is due to adoption of IFRS 9 by stage measurement, due to the fact that loans classified as stage 3 under IFRS 9 model are subject to reduction of their gross carrying amount in order to account for interest on loans and financial leases in the Consolidated Statement of Income.
(5)	The percentage of total average assets attributable to foreign activities was 37.2%, 39.6% and 42.4%respectively, for the fiscal years ended December 31, 2018, 2017 and 2016.
(6)	As of December 31, 2016 the Bank´s total average assets includes the assets of the discontinued operations of Tuya S.A., as it was not practicable to exclude such assets when calculating monthly balances and the resulting annual averages. The difference between the line “total” in table above and the line “Total interest and valuation” in the Consolidated Financial Statements is due to the fact that the Bank’s consolidated statement of income includes interest and valuation related to debt instruments investments and derivative.

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2018			2017			2016
	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate
	In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Domestic activities	10,857,580	14,347	0.1%	10,319,409	14,234	0.1%	10,960,605	15,175	0.1%
Foreign activities	10,375,370	39,321	0.4%	10,173,663	36,579	0.4%	10,511,089	42,473	0.4%
Total	21,232,950	53,668	0.3%	20,493,072	50,813	0.2%	21,471,694	57,648	0.3%
Savings deposits
Domestic activities	42,738,807	916,912	2.1%	38,111,789	1,064,435	2.8%	33,763,375	866,387	2.6%
Foreign activities	12,634,703	196,117	1.6%	12,277,933	200,781	1.6%	12,653,306	192,413	1.5%
Total	55,373,510	1,113,029	2.0%	50,389,722	1,265,216	2.5%	46,416,681	1,058,800	2.3%
Time deposits
Domestic activities	30,842,476	1,856,806	6.0%	30,666,059	2,182,011	7.1%	27,813,915	2,128,861	7.7%
Foreign activities	24,216,326	828,557	3.4%	24,242,926	781,276	3.2%	23,375,945	720,532	3.1%
Total	55,058,802	2,685,363	4.9%	54,908,985	2,963,287	5.4%	51,189,860	2,849,393	5.6%

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2018			2017			2016
	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate
	In millions of COP, except percentages
Funds purchased and securities sold under agreements to repurchase
Domestic activities	4,275,044	215,679	5.0%	4,109,470	175,911	4.3%	2,514,533	130,912	5.2%
Foreign activities	1,457,406	3,832	0.3%	845,370	5,056	0.6%	529,575	6,492	1.2%
Total	5,732,450	219,511	3.8%	4,954,840	180,967	3.7%	3,044,108	137,404	4.5%
Borrowings from development and other domestic banks (2)
Domestic activities	4,829,403	297,843	6.2%	5,066,726	391,449	7.7%	5,228,949	232,899	4.5%
Foreign activities	492,483	47,254	9.6%	683,451	34,300	5.0%	598,092	17,232	2.9%
Total	5,321,886	345,097	6.5%	5,750,177	425,749	7.4%	5,827,041	250,131	4.3%
Interbank borrowings(2)(3)
Domestic activities	-	-	-	-	-	-	-	-	0.0%
Foreign activities	8,814,236	274,851	3.1%	10,779,261	278,107	2.6%	14,004,249	307,178	2.2%
Total	8,814,236	274,851	3.1%	10,779,261	278,107	2.6%	14,004,249	307,178	2.2%
Long-term debt
Domestic activities	5,311,475	575,500	10.8%	5,803,401	476,080	8.2%	5,885,689	613,321	10.4%
Foreign activities	14,499,546	563,957	3.9%	13,435,824	714,920	5.3%	13,556,293	738,827	5.5%
Total	19,811,021	1,139,457	5.8%	19,239,225	1,191,000	6.2%	19,441,982	1,352,148	7.0%
Total interest-bearing liabilities
Domestic activities	98,854,785	3,877,087	3.9%	94,076,854	4,304,120	4.6%	86,167,066	3,987,555	4.6%
Foreign activities	72,490,070	1,953,889	2.7%	72,438,428	2,051,019	2.8%	75,228,549	2,025,147	2.7%
Total	171,344,855	5,830,976	3.4%	166,515,282	6,355,139	3.8%	161,395,615	6,012,702	3.7%
Total non-interest bearing liabilities
Domestic activities	8,971,908	-	-	8,965,995	-	-	8,541,148	-	-
Foreign activities (4)	2,331,603	-	-	2,387,904	-	-	2,657,346	-	-
Total	11,303,511	-	-	11,353,899	-	-	11,198,494	-	-
Stockholders' equity
Domestic activities	19,827,602	-	-	18,743,416	-	-	15,715,483	-	-
Foreign activities	4,743,138	-	-	4,299,659	-	-	5,157,640	-	-
Total	24,570,740	-	-	23,043,075	-	-	20,873,123	-	-
Total interest and non-interest bearing liabilities and stockholders’ equity (4)
Domestic activities	127,654,295	3,877,087	3.0%	121,786,265	4,304,120	3.5%	110,423,697	3,987,555	3.6%
Foreign activities (4)	79,564,811	1,953,889	2.5%	79,125,991	2,051,019	2.6%	83,043,535	2,025,147	2.4%
Total (5)	207,219,106	5,830,976	2.8%	200,912,256	6,355,139	3.2%	193,467,232	6,012,702	3.1%

(1)	The Bank average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	The percentage of total average liabilities attributable to foreign activities was 41.0%, 42.1% and 45.1% respectively, for the fiscal years ended December 31, 2018, 2017 and 2016.
(5)	As of December 31, 2016, the Bank's total average liabilities and stockholder's equity includes the liabilities and stockholder's equity of the discontinued operation.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2018 compared to the year ended December 31, 2017; and the year ended December 31, 2017, compared to the year ended December 31, 2016. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2018- December 31, 2017 Increase (Decrease) due to changes in:			December 31, 2017- December 31, 2016 Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	34,682	14,953	49,635	(19,665)	(43,153)	(62,818)
Foreign activities	(101)	37,598	37,497	7,427	(48,036)	(40,609)
Total	34,581	52,551	87,132	(12,238)	(91,189)	(103,427)
Investment securities (1)
Domestic activities	(2,346)	(190,664)	(193,010)	131,294	(534)	130,760
Foreign activities	62,644	(65,241)	(2,597)	1,272	(16,261)	(14,989)
Total	60,298	(255,905)	(195,607)	132,566	(16,795)	115,771
Loans and financial leases
Domestic activities	2,350,396	(2,953,524)	(603,128)	953,302	(325,414)	627,888
Foreign activities	(33,750)	229,717	195,967	(98,435)	133,959	35,524
Total	2,316,646	(2,723,807)	(407,161)	854,867	(191,455)	663,412
Total interest-earning assets
Domestic activities	2,382,732	(3,129,235)	(746,503)	1,064,931	(369,101)	695,830
Foreign activities	28,793	202,074	230,867	(89,736)	69,662	(20,074)
Total	2,411,525	(2,927,161)	(515,636)	975,195	(299,439)	675,756
Interest-bearing liabilities:
Checking deposits
Domestic activities	582	(469)	113	(884)	(57)	(941)
Foreign activities	735	2,007	2,742	(1,329)	(4,565)	(5,894)
Total	1,317	1,538	2,855	(2,213)	(4,622)	(6,835)
Savings deposits
Domestic activities	162,165	(309,688)	(147,523)	117,432	80,616	198,048

	December 31, 2018- December 31, 2017 Increase (Decrease) due to changes in:			December 31, 2017- December 31, 2016 Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Foreign activities	6,229	(10,893)	(4,664)	(5,429)	13,797	8,368
Total	168,394	(320,581)	(152,187)	112,003	94,413	206,416
Time deposits
Domestic activities	12,628	(337,833)	(325,205)	169,358	(116,208)	53,150
Foreign activities	(856)	48,137	47,281	27,270	33,474	60,744
Total	11,772	(289,696)	(277,924)	196,628	(82,734)	113,894
Funds purchased and securities sold under agreements to repurchase
Domestic activities	7,321	32,448	39,769	62,524	(17,525)	44,999
Foreign activities	(5,417)	4,193	(1,224)	(10,181)	8,745	(1,436)
Total	1,904	36,641	38,545	52,343	(8,780)	43,563
Borrowings from development and other domestic banks
Domestic activities	(17,638)	(75,968)	(93,606)	(6,991)	165,541	158,550
Foreign activities	(5,723)	18,677	12,954	2,753	14,315	17,068
Total	(23,361)	(57,291)	(80,652)	(4,238)	179,856	175,618
Interbank borrowings
Domestic activities	-	-	-	-	-	-
Foreign activities	22,548	(25,804)	(3,256)	(123,845)	94,774	(29,071)
Total	22,548	(25,804)	(3,256)	(123,845)	94,774	(29,071)
Long-term debt
Domestic-activities	(35,706)	135,126	99,420	(8,462)	(128,779)	(137,241)
Foreign-activities	62,951	(213,914)	(150,963)	(6,523)	(17,384)	(23,907)
Total	27,245	(78,788)	(51,543)	(14,985)	(146,163)	(161,148)
Total interest-bearing liabilities
Domestic-activities	129,352	(556,384)	(427,032)	332,977	(16,412)	316,565
Foreign-activities	80,467	(177,597)	(97,130)	(117,284)	143,156	25,872
Total	209,819	(733,981)	(524,162)	215,693	126,744	342,437

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2018, 2017 and 2016, respectively.

	Interest-Earning Assets-Yield For the Fiscal Year Ended December 31,
	2018	2017	2016
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	117,199,034	105,091,932	95,838,978
Foreign activities	62,561,672	63,218,999	64,560,944
Total	179,760,706	168,310,931	160,399,922
Net interest income (1)
Domestic activities	8,168,129	8,487,599	8,108,334
Foreign activities	2,376,150	2,048,153	2,094,099
Total	10,544,279	10,535,752	10,202,433
Average yield on interest-earning assets
Domestic activities	10.28%	12.17%	12.62%
Foreign activities	6.92%	6.48%	6.38%
Total	9.11%	10.04%	10.11%
Net interest margin (2)
Domestic activities	6.97%	8.08%	8.46%
Foreign activities	3.80%	3.24%	3.24%
Total	5.87%	6.26%	6.36%
Interest spread (3)
Domestic activities	6.36%	7.60%	7.99%
Foreign activities	4.23%	3.65%	3.69%
Total	5.71%	6.22%	6.38%

(1)	Net interest income is loan interest income less interest expense and includes interest earned on investments.

(2)	Net interest margin is net interest income divided by total average interest-earning assets.

(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

The Bank acquires and holds investment securities, including debt instruments and equity securities, for liquidity and other strategic purposes, or when it is required by law.

International Financial Reporting Standard 9 –2014- (IFRS 9 2014) requires investments to be classified as either amortized cost, fair value through other comprehensive income or fair value through profit or loss. The classification is based on: (a) the entity’s business model for managing the financial assets, and (b) the contractual cash flow characteristics of the financial asset. Accordingly, an investment is classified and measured as amortized cost if: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. An investment is classified and measured at fair value through other comprehensive income if: (i) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Prior to the date of application of IFRS 9 –2014-, investment portfolios that were managed only on the basis of fair value through profit or loss and amortized cost. As permitted by the transitional provisions of IFRS 9, the Bank reclassified debt securities from fair value through profit or loss and amortized cost to fair value through comprehensive income based on the Bank’s business model for managing its financial assets portfolio and the contractual cash flow characteristics of the assets. For further information see Note 32 Impacts of applications of new standards.

The Bank’s financial assets of the investment portfolio are classified according to the current business model. Such assets’ allowances are determined by the risk stage and credit risk rating, historical changes in risk factors, fair value, macroeconomic factors and collaterals.

For purposes of measurement and recognition of impairment in associates and joint ventures, Bancolombia applies the impairment test in accordance with IAS 36 once indicators of impairment from IAS 28 are met.

As of December 31, 2018, Bancolombia’s debt instruments investment portfolio had a carrying value of COP 15,721 billion.

The following table sets forth the carrying value of the Bank‘s investments in Colombian Government and foreign Governments and corporate debt instruments and certain other financial investments as of the dates indicated: (1)

	As of December 31,
	2018 (2)	2017 (2)	2016 (2)
	In millions of COP
Foreign currency-denominated
Debt instruments issued by foreign Governments	4,233,200	3,522,849	3,413,867
Debt instruments issued or secured by other financial entities	561,446	641,305	615,299
Debt instruments issued or secured by Colombian Government	1,443,839	69,602	263,275
Debt instruments issued or secured by Government entities	39,401	26,377	12,376
Corporate bonds	1,235,542	1,000,794	480,713
Subtotal	7,513,428	5,260,927	4,785,530
Peso-denominated
Debt instruments issued or secured by other financial entities	429,730	636,902	666,592
Debt instruments issued or secured by the Colombian Government	5,848,572	6,946,510	4,640,877
Debt instruments issued or secured by Government entities	1,879,705	1,936,215	1,532,312
Corporate bonds	50,092	78,869	47,170
Subtotal	8,208,099	9,598,496	6,886,951
Total	15,721,527	14,859,423	11,672,481

(1)	For further information, see Note 5 “Financial assets investments and derivatives” to the Consolidated Financial Statements.
(2)	Includes debt instruments only. Net investments in equity securities were COP 1,639,948 COP 1,517,830 and COP 1,388,172 for 2018, 2017 and 2016, respectively.

As of December 31, 2018, 2017 and 2016, Bancolombia held debt instruments issued by foreign Governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value - (In millions of COP)	Investment Amount–Book Value (thousands of U.S. dollars)(1)
2018	Republic of Guatemala	1,403,859	431,990
	U.S. Treasury	1,560,168	480,088
	Republic of Panama	890,075	273,890
	Republic of El Salvador	239,234	73,616
	United Mexican States	90,598	27,878
	Republic of Costa Rica	46,786	14,397

As of December 31,	Issuer	Investment Amount–Book Value - (In millions of COP)	Investment Amount–Book Value (thousands of U.S. dollars)(1)
	Republic of Chile	1,628	501
	Republic of Peru	852	262
2017	Republic of Guatemala	1,462,363	490,068
	Republic of Panama	958,553	321,231
	U.S. Treasury	701,551	235,104
	United Mexican States	22,095	7,404
	Republic of Costa Rica	87,800	29,424
	Republic of El Salvador	290,487	97,348
2016	Republic of Guatemala	1,428,338	476,000
	Republic of Panama	818,988	272,931
	U.S. Treasury	319,967	106,630
	United Mexican States	197,162	65,705
	Republic of Costa Rica	47,575	15,855
	Republic of El Salvador	569,479	189,781
	Republic of Brazil	32,358	10,784

(1)	These amounts have been translated at the rate of COP 3,249.75 per USD 1.00 at December 31, 2018, COP 2,984 per USD 1.00 at December 31, 2017 and COP 3,000.71 per USD 1.00 at December 31, 2016, which corresponds to the Representative Market Rate calculated on December 31, the last business day of the year.

As of December 31, 2018, the Bank’s peso-denominated debt instruments portfolio amounted to COP 8,208 billion, reflecting a 14.49% decrease compared to December 31, 2017 principally because of a reduction in holdings of debt instruments issued or secured by the Colombian Government and other financial entities. Peso-denominated debt instruments issued by the Colombian government represented 71.25% of the Bank’s peso-denominated debt instruments portfolio as of December 31, 2018.

Also, as of December 31, 2018, Bancolombia’s portfolio of securities issued by foreign governments amounted to COP 4,233 billion, a 20.16% increase compared to December 31, 2017 as a consequence of an increase in the Bank’s position securities issued by the U.S. Treasury, Mexico, El Salvador, Chile and Peru.

DEBT INSTRUMENTS PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s debt instruments as of December 31, 2018:

As of December 31, 2018 (1)
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 Years		Maturity more than 10 years		Total
	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)
In millions of COP, except yields
Securities issued or secured by: Foreign currency.-denominated (2):
Foreign Governments	1,858,033	2.79%	1,704,229	4.66%	622,599	5.25%	48,339	6.30%	4,233,200	3.94%
Corporate bonds	10,187	5.32%	359,488	5.26%	839,126	5.28%	26,741	2.87%	1,235,542	5.22%
Other financial entities	191,854	4.02%	132,537	4.49%	14,497	5.35%	180,443	0.00%	519,331	2.78%
Colombian Government	50,478	2.59%	221,851	3.71%	68,068	4.43%	6,218	5.28%	346,615	3.72%
Government entities	39,401	3.03%	-	0.00%	-	0.00%	-	-	39,401	3.03%
Subtotal	2,149,953	2.91%	2,418,105	4.65%	1,544,290	5.23%	261,741	1.58%	6,374,089	4.08%
Securities issued or secured by: Peso-denominated (2)
Colombian Government	1,773,937	4.86%	2,334,392	5.51%	1,538,552	6.46%	201,691	7.11%	5,848,572	5.62%
Government entities	1,863,764	1.32%	10,597	6.35%	5,344	7.39%	-	-	1,879,705	1.36%
Other financial entities	68,934	6.44%	195,286	6.94%	155,317	10.70%	10,193	11.27%	429,730	8.32%
Corporate bonds	18,353	5.29%	31,065	6.13%	674	7.12%	-	-	50,092	5.84%
Subtotal	3,724,988	3.12%	2,571,340	5.63%	1,699,887	6.85%	211,884	7.31%	8,208,099	4.79%
Securities issued or secured by: UVR-denominated (2)
Colombian Government	602,040	0.64%	470,091	1.93%	16,877	2.76%	8,216	3.61%	1,097,224	1.25%
Other financial entities	-	-	-	-	20,070	2.29%	22,045	5.16%	42,115	3.79%
Subtotal	602,040	0.64%	470,091	1.93%	36,947	2.50%	30,261	4.74%	1,139,339	1.34%
Total (COP)	6,476,981		5,459,536		3,281,124		503,886		15,721,527

(1)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2018.

(2)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

As of December 31, 2018, the Bank had the following investments in debt instruments of issuers that exceeded 10% of the Bank‘s equity:

		As of December 31,
		2018
Debt instruments issued or secured by:	Issuer	Book Value	Fair value
		In millions of COP
Colombian Government	Ministry of Finance	7,292,411	7,292,439
Total		7,292,411	7,292,439

E.3.	LOAN PORTFOLIO

Types of Loans

The following table shows the Bank’s loan portfolio classified into commercial, consumer, mortgage, financial leases and small business loans:

	As of December 31,
	2018	2017	2016	2015	2014
	In millions of COP
Domestic
Commercial
Corporate	31,828,782	38,390,733	35,344,359	35,013,853	29,175,984
SME	14,424,874	14,964,891	14,405,761	13,083,803	11,911,048
Others	19,431,099	11,492,310	12,566,955	13,743,130	11,908,029
Total commercial	65,684,755	64,847,934	62,317,075	61,840,786	52,995,061
Consumer
Credit cards	4,992,953	4,597,677	3,827,948	3,275,000	4,509,335
Vehicle loans	2,790,681	2,456,575	2,481,891	2,453,458	2,417,157
Payroll loans	3,123,414	2,827,298	2,741,857	2,680,018	2,528,000
Others	11,459,160	9,160,995	6,310,038	4,450,248	4,122,407
Total consumer	22,366,208	19,042,545	15,361,734	12,858,724	13,576,899
Mortgage
Vis	2,848,572	2,834,658	2,591,161	2,327,222	2,102,504
Non-Vis	9,303,394	8,152,922	7,579,002	6,385,670	5,250,868
Total mortgage	12,151,966	10,987,580	10,170,163	8,712,892	7,353,372
Financial Leases	22,601,474	21,728,901	20,685,823	19,898,665	17,197,752
Small Business Loan	653,897	650,653	673,314	592,572	505,261
Total loans and leases	123,458,300	117,257,613	109,208,109	103,903,639	91,628,345
Allowance for loans and advances and lease losses	(8,482,256)	(7,305,563)	(5,529,506)	(4,312,564)	(4,028,866)
Total domestic loans, net	114,976,044	109,952,050	103,678,603	99,591,075	87,599,479
Foreign
Commercial
Corporate	23,733,836	20,270,534	20,517,994	18,715,678	9,492,366
SME	2,099,697	2,219,168	2,116,047	2,302,596	1,187,445
Others	3,082,360	1,659,605	1,308,592	3,033,692	1,798,883
Total commercial	28,915,893	24,149,307	23,942,633	24,051,966	12,478,694
Consumer
Credit cards	2,033,736	1,657,600	3,956,710	3,885,302	2,572,691
Vehicle loans	462,379	459,130	576,762	636,518	373,016
Payroll loans	4,327,967	4,143,485	2,338,803	2,270,762	1,590,862
Others	2,803,091	2,343,354	1,691,270	1,519,309	813,686
Total consumer	9,627,173	8,603,569	8,563,545	8,311,891	5,350,255

	As of December 31,
	2018	2017	2016	2015	2014
Mortgage
Vis	2,929,495	2,657,268	2,426,359	1,924,951	940,384
Non-Vis	7,789,224	6,867,360	6,559,330	6,480,940	4,253,889
Total mortgage	10,718,719	9,524,628	8,985,689	8,405,891	5,194,273
Financial Leases	596,730	520,050	658,100	652,911	367,477
Small Business Loan	502,301	412,927	389,410	294,341	154,609
Total loans and leases	50,360,816	43,210,481	42,539,377	41,717,000	23,545,308
Allowance for loans and advances and lease losses	(1,753,575)	(917,540)	(1,092,405)	(936,191)	(760,391)
Total foreign loans, net	48,607,241	42,292,941	41,446,972	40,780,809	22,784,917
Total Foreign and Domestic Loans	163,583,285	152,244,991	145,125,575	140,371,884	110,384,396

As of December 31, 2018, the Bank’s total loan portfolio amounted to COP 173,819 billion and increased 8.32% as compared to COP 160,468 billion in 2017. The growth in loan volume during 2018 was driven by a generalized growth in all the subsidiaries of the Bank. The growth in Panama, El Salvador and Guatemala was over 9%, partly explained by the devaluation of the Colombian peso against the U.S. dollar in addition to moderate macroeconomic dynamics in all the countries where the Bank has a presence. For further discussion of some of these trends, please see Item 5. "Operating and Financial Review and Prospects-D. Trend information".

As of December 31, 2018, commercial loans amounted to COP 94,601 billion, or 54.42% of total loans and increased 6.30% from COP 88,997 billion at the end 2017. Such change is the result of the net effect between the increase in disbursements and prepayments made by commercial borrowers that mainly took place during the fourth-quarter period.

As of December 31, 2018, consumer loans totaled COP 31,993 billion, or 18.41% of total loans. These loans increased 15.72% over the year as a result of the implemented pre-approved credit strategies which allowed to increase the disbursements of this portfolio.

As of December 31, 2018, mortgage loans totaled COP 22,871 billion and increased 11.50% over the year, from COP 20,512 billion at the end 2017. Some strategies allowed such growth, among them, the bank granted loans with subsidies of the Colombian government and improved interest benefit to preferential costumers.

Financial leases totaled COP 23,198 billion as of December 31, 2018 and increased 4.27% from COP 22,249 billion in 2017.

As of December 31, 2018, small business loans amounted to COP 1,156 billion, 0.67% of total loans and increased 8.71% from COP 1,064 billion at the end 2017.

Borrowing Relationships

As of December 31, 2018, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented approximately 8.23% of the loan portfolio of the Bank and no single exposure represented more than 2% of the loan book. In addition, 100% of those loans were corporate loans.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2018:

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	In millions of COP
Domestic loans and financial leases
Commercial
Corporate	7,288,306	11,992,518	12,547,958	31,828,782
SME	4,518,652	7,257,674	2,648,548	14,424,874
Others	8,397,342	5,728,375	5,305,382	19,431,099
Total commercial	20,204,300	24,978,567	20,501,888	65,684,755
Consumer
Credit cards	1,443	9,280	4,982,230	4,992,953
Vehicle loans	47,959	1,804,367	938,355	2,790,681
Payroll loans	39,171	1,192,859	1,891,384	3,123,414
Others	191,393	9,687,013	1,580,754	11,459,160
Total consumer	279,966	12,693,519	9,392,723	22,366,208
Mortgage
VIS	8,552	150,207	2,689,813	2,848,572
Non-VIS	20,122	313,512	8,969,760	9,303,394
Total mortgage	28,674	463,719	11,659,573	12,151,966
Financial leases	2,372,631	6,387,422	13,841,421	22,601,474
Small business loan	101,728	545,480	6,689	653,897
Total domestic loans and financial leases	22,987,299	45,068,707	55,402,294	123,458,300
Foreign loans and financial leases:
Commercial
Corporate	9,281,385	7,834,963	6,617,488	23,733,836
SME	735,026	998,936	365,735	2,099,697
Others	831,837	1,250,464	1,000,059	3,082,360
Total commercial	10,848,248	10,084,363	7,983,282	28,915,893
Consumer
Credit cards	98,924	1,308,477	626,335	2,033,736
Vehicle loans	12,795	345,010	104,574	462,379
Payroll loans	23,486	829,775	3,474,706	4,327,967
Others	334,151	1,455,882	1,013,058	2,803,091
Total consumer	469,356	3,939,144	5,218,673	9,627,173
Mortgage
VIS	2,504	18,965	2,908,026	2,929,495
Non-VIS	27,435	171,974	7,589,815	7,789,224
Total mortgage	29,939	190,939	10,497,841	10,718,719
Financial leases	20,797	433,669	142,264	596,730
Small business loan	154,365	152,081	195,855	502,301
Total foreign loans and financial leases	11,522,705	14,800,196	24,037,915	50,360,816
Total loans	34,510,004	59,868,903	79,440,209	173,819,116

In general, the term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2018, 54.29% of the Bank’s loan portfolio has a maturity of five years or less.

Loans interest rate sensitivity

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less:

As of December 31, 2018
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	66,958,834
Foreign-denominated	16,581,082
Total	83,539,916
Fixed Rate
Domestic-denominated	33,512,167
Foreign-denominated	22,257,029
Total	55,769,196
Loans with term of less than 1 year:
Domestic-denominated	22,987,299
Foreign-denominated	11,522,705
Total	34,510,004
Total loans	173,819,116

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes:

	As of December 31,
	2018	%	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Domestic
Agriculture	3,804,075	3.1%	3,533,671	3.0%	3,360,479	3.1%	4,330,757	4.2%	4,030,994	4.4%
Petroleum and Mining Products	1,082,816	0.8%	909,127	0.8%	1,670,126	1.5%	1,791,910	1.7%	2,559,701	2.8%
Food, Beverages and Tobacco	5,865,111	4.7%	5,640,910	4.8%	4,992,305	4.6%	5,141,738	5.0%	4,148,724	4.5%
Chemical production	3,566,746	2.9%	3,341,248	2.9%	3,184,196	2.9%	2,871,547	2.8%	3,028,095	3.3%
Government	4,457,944	3.6%	3,780,686	3.2%	3,426,089	3.1%	3,131,339	3.0%	2,030,749	2.2%
Construction	14,508,354	11.8%	15,464,605	13.2%	14,122,163	12.9%	14,577,061	14.0%	11,515,240	12.6%
Commerce and Tourism	16,928,137	13.7%	17,115,018	14.6%	15,953,310	14.6%	14,934,712	14.4%	13,380,359	14.6%
Transport and Communications	8,331,727	6.8%	8,307,712	7.1%	7,484,105	6.9%	8,189,789	7.9%	5,200,661	5.7%
Public services	6,007,483	4.9%	5,180,634	4.4%	5,013,469	4.6%	4,881,297	4.7%	4,832,527	5.3%
Consumer services	35,886,645	29.1%	31,367,376	26.7%	28,673,632	26.3%	22,439,817	21.6%	21,109,019	23.0%
Commercial services	17,041,170	13.8%	16,248,665	13.9%	15,186,857	13.9%	15,956,430	15.3%	14,299,832	15.6%
Other Industries and Manufactured Products	5,978,092	4.8%	6,367,961	5.4%	6,141,378	5.6%	5,657,242	5.4%	5,492,444	6.0%
Total domestic loans	123,458,300	100.0%	117,257,613	100.0%	109,208,109	100.0%	103,903,639	100.0%	91,628,345	100.0%
Foreign
Agriculture	2,548,078	5.0%	2,171,525	5.0%	2,210,219	5.2%	1,942,147	4.7%	752,267	3.2%
Petroleum and Mining Products	181,789	0.4%	65,991	0.2%	96,463	0.3%	355,825	0.9%	501,236	2.1%
Food, Beverages and Tobacco	320,596	0.6%	808,493	1.9%	556,798	1.3%	330,038	0.8%	323,446	1.4%
Chemical production	12,561	0.0%	172,763	0.4%	218,010	0.5%	331,651	0.8%	109,137	0.5%
Government	79,133	0.2%	151,879	0.3%	204,429	0.5%	668,463	1.6%	309,947	1.3%
Construction	5,513,212	11.0%	5,164,321	12.0%	4,496,434	10.6%	5,424,291	13.0%	3,609,264	15.3%
Commerce and Tourism	7,641,117	15.2%	6,520,546	15.1%	6,056,928	14.2%	5,833,248	14.0%	3,362,533	14.3%
Transport and Communications	865,257	1.7%	602,962	1.4%	740,379	1.7%	1,588,048	3.8%	716,974	3.1%
Public services	966,764	1.9%	2,472,215	5.7%	4,626,201	10.9%	4,807,362	11.5%	2,757,506	11.7%
Consumer services	20,813,390	41.3%	16,719,168	38.7%	13,116,938	30.8%	12,634,026	30.2%	8,580,530	36.4%
Commercial services	5,540,572	11.0%	3,993,836	9.2%	5,753,166	13.5%	3,049,918	7.3%	56,333	0.2%
Other Industries and Manufactured Products	5,878,347	11.7%	4,366,782	10.1%	4,463,412	10.5%	4,751,983	11.4%	2,466,135	10.5%
Total foreign loans	50,360,816	100.0%	43,210,481	100.0%	42,539,377	100.0%	41,717,000	100.0%	23,545,308	100.0%
Total Foreign and Domestic Loans	173,819,116	100.0%	160,468,094	100.0%	151,747,486	100.0%	145,620,639	100.0%	115,173,653	100.0%

Credit Categories

For the purpose of credit risk evaluation, loans and financial lease contracts are classified in accordance with the regulations of the SFC. For further details please see Note 31 to the Consolidated Financial Statements, section b. Credit Quality Analysis - Loans and Financial Leases.

The following table shows the Bank’s loan portfolio by type of loan for the relevant periods:

	Loan Portfolio by Type of Loan as of December 31,
	2018	2017	2016	2015	2014
	In millions of COP
Commercial	94,600,648	88,997,241	86,259,708	85,892,752	65,473,755
Consumer	31,993,381	27,646,114	23,925,279	21,170,615	18,927,154
Small Business	1,156,198	1,063,580	1,062,724	886,913	659,870
Financial Leases	23,198,204	22,248,951	21,343,923	20,551,576	17,565,229
Mortgage	22,870,685	20,512,208	19,155,852	17,118,783	12,547,645
Total loans and financial leases	173,819,116	160,468,094	151,747,486	145,620,639	115,173,653
Total allowance for loans and advances and lease losses	(10,235,831)	(8,223,103)	(6,621,911)	(5,248,755)	(4,789,257)
Total loans and advances to customers and financial institutions, net	163,583,285	152,244,991	145,125,575	140,371,884	110,384,396

Risk categories

The SFC provides the following minimum risk classifications, according to the financial situation of the borrower or the past-due days of the obligation. For the year ended December 31, 2018, the credit quality distribution is based on IFRS 9 (Expected credit losses) using the risk classification provided by the SFC. The following table is benchmarked to the SFC’s risk classification but is not designed to be the same. For further details please see Note 31 to the Consolidated Financial Statements, section b. Credit Quality Analysis - Loans and Financial Leases.

	As of December 31,
	2018	%	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
“A” Normal Risk	137,163,996	78.9%	140,558,163	87.6%	136,471,216	89.9%	131,999,143	90.6%	105,475,511	91.6%
“B” Acceptable Risk	19,225,526	11.1%	9,189,969	5.7%	7,319,360	4.8%	7,682,616	5.3%	4,978,602	4.3%
“C” Appreciable Risk	5,200,350	3.0%	3,844,704	2.4%	3,582,671	2.4%	2,438,541	1.7%	1,865,897	1.6%
“D” Significant Risk	4,032	0.0%	4,456,958	2.8%	2,499,271	1.7%	1,821,582	1.3%	1,504,125	1.3%
“E” Unrecoverable Risk	12,225,212	7.0%	2,418,300	1.5%	1,874,968	1.2%	1,678,757	1.1%	1,349,518	1.2%
Total loans and financial leases	173,819,116	100.0%	160,468,094	100.0%	151,747,486	100.0%	145,620,639	100.0%	115,173,653	100.0%
Loans classified as “C”, “D” and “E” as a percentage of total loans	10.03%		6.68%		5.24%		4.08%		4.10%

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2018	%	2017	%	2016	%	2015	%	2014	%
	In millions of COP, except percentages
Domestic
Commercial
Corporate	1,363,568	21.5%	1,038,689	17.4%	241,253	6.3%	504,660	14.0%	161,135	5.8%
SME	1,145,007	18.1%	1,290,982	21.7%	882,037	23.2%	637,404	17.7%	767,750	28.0%
Others	751,927	11.8%	485,251	8.2%	420,549	11.1%	282,095	7.8%	344,899	12.6%
Total commercial	3,260,502	51.4%	2,814,922	47.3%	1,543,839	40.6%	1,424,159	39.5%	1,273,784	46.4%
Consumer
Credit cards	287,104	4.5%	385,717	6.5%	211,526	5.5%	207,429	5.8%	265,871	9.7%
Vehicle loans	177,472	2.8%	203,972	3.4%	201,865	5.3%	133,846	3.7%	143,760	5.3%
Payroll loans	71,537	1.1%	96,823	1.6%	82,093	2.2%	80,814	2.2%	72,837	2.7%
Others	648,135	10.2%	569,176	9.5%	308,457	8.1%	186,994	5.2%	166,413	6.2%
Total consumer	1,184,248	18.6%	1,255,688	21.0%	803,941	21.1%	609,083	16.9%	648,881	23.9%
Mortgage
VIS	277,917	4.4%	294,002	4.9%	243,107	6.4%	197,425	5.4%	187,740	6.8%
Non-VIS	783,429	12.4%	726,321	12.2%	507,057	13.3%	384,585	10.7%	319,848	11.7%
Total mortgage	1,061,346	16.8%	1,020,323	17.1%	750,164	19.7%	582,010	16.1%	507,588	18.5%
Financial Leases	752,367	11.9%	754,965	12.8%	620,686	16.3%	936,382	26.0%	259,048	9.4%
Small Business Loan	84,669	1.3%	107,508	1.8%	86,637	2.3%	55,584	1.5%	48,680	1.8%
Total domestic past due loans	6,343,132	100%	5,953,406	100%	3,805,267	100%	3,607,218	100%	2,737,981	100%
Foreign
Commercial
Corporate	230,902	12.9%	208,000	12.4%	210,395	13.3%	275,131	20.8%	69,567	9.0%
SME	171,533	9.5%	151,403	9.0%	122,030	7.7%	81,502	6.1%	61,544	8.0%
Others	133,573	7.4%	74,982	4.5%	30,101	2.0%	53,343	4.0%	49,030	6.3%
Total commercial	536,008	29.8%	434,385	25.9%	362,526	23.0%	409,976	30.9%	180,141	23.3%
Consumer
Credit cards	157,749	8.8%	114,091	6.8%	182,081	11.5%	79,886	6.0%	81,461	10.5%
Vehicle loans	25,620	1.4%	50,652	3.0%	45,845	2.9%	41,015	3.1%	23,118	3.0%
Payroll loans	150,415	8.4%	151,383	9.0%	176,966	11.2%	142,623	10.7%	129,243	16.7%
Others	163,495	9.1%	131,920	7.8%	91,510	5.8%	132,375	10.0%	32,402	4.2%
Total consumer	497,279	27.7%	448,046	26.6%	496,402	31.4%	395,899	29.8%	266,224	34.4%
Mortgage
VIS	288,936	16.1%	304,979	18.2%	222,117	14.1%	129,917	9.8%	83,593	10.8%
Non-VIS	399,198	22.2%	435,784	26.1%	437,407	27.7%	350,552	26.4%	227,796	29.5%
Total mortgage	688,134	38.3%	740,763	44.3%	659,524	41.8%	480,469	36.2%	311,389	40.3%
Financial Leases	12,647	0.7%	13,824	0.8%	27,620	1.7%	23,381	1.8%	9,892	1.4%
Small Business Loan	63,151	3.5%	39,774	2.4%	32,694	2.1%	17,167	1.3%	4,582	0.6%
Total foreign past due loans	1,797,219	100%	1,676,792	100%	1,578,766	100%	1,326,892	100.0%	772,228	100%
Total Foreign and Domestic past due loans	8,140,351	100%	7,630,198	100%	5,384,033	100%	4,934,110	100.0%	3,510,209	100%

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

The allowance as of December 31, 2018 was estimated according to the expected credit losses methodology required by IFRS 9. On the other hand, the estimations for the year ended as of December 31, 2017, 2016, 2015 and 2014 were computed under IAS 39, therefore the amounts are not comparable.

The following table sets forth the changes in the allowance for loans and advances and lease losses:

		Year Ended December 31,
	2018	2017	2016	2015	2014
		In millions of COP
Balance at beginning of period	8,223,103	6,621,911	5,248,755	4,789,257	4,473,562
Domestic	7,305,563	5,529,506	4,254,754	4,028,866	3,766,387
Foreign	917,540	1,092,405	994,001	760,391	707,175
Domestic Discontinued Operations (1)	-	-	-	(282,098)	-
Effect of adoption of IFRS 9	1,035,061	-	-	-	-
Domestic	511,513	-	-	-	-
Foreign	523,548	-	-	-	-
Balance at beginning of period January 1, 2018	9,258,164
Domestic	7,817,076	-	-	-	-
Foreign	1,441,088	-	-	-	-
Loan purchases / Loan sales	(2,397)	-	27,825	-	-
Domestic	(1,105)	-	27,825	-	-
Foreign	(1,292)	-	-	-	-
Provisions for loan losses, net	4,311,485	3,879,559	2,930,239	1,884,859	1,308,825
Domestic	3,662,645	3,413,963	2,415,771	1,642,914	1,236,594
Foreign	648,840	465,596	514,468	241,945	72,231
Charge-offs	(3,815,912)	(2,275,300)	(1,533,202)	(1,422,055)	(1,178,748)
Domestic	(3,237,002)	(1,637,906)	(1,168,844)	(1,134,928)	(974,115)
Foreign	(578,910)	(637,394)	(364,358)	(287,127)	(204,633)
Adjusted interest Stage 3	285,412	-	-	-	-
Domestic	240,642	-	-	-	-
Foreign	44,770	-	-	-	-
Effect of difference in exchange rate	199,079	(3,067)	(51,706)	278,792	185,618
Foreign	199,079	(3,067)	(51,706)	278,792	185,618
Balance at end of year	10,235,831	8,223,103	6,621,911	5,248,755	4,789,257
Domestic	8,482,256	7,305,563	5,529,506	4,254,754	4,028,866
Foreign	1,753,575	917,540	1,092,405	994,001	760,391

(1) As of December 31, 2015, Compañía de Financiamiento Tuya S.A. was considered a discontinued operation.

Recoveries of written-off loans are recorded in the consolidated statement of income and are not included in provisions for loan losses.

The following table sets forth the allocation of the Bank’s allowance for loans and advances and lease losses by type of loan using the classification of the SFC:

		As of December 31,
	2018	2017	2016	2015	2014
		In millions of COP
Commercial loans	5,360,833	4,514,180	3,499,791	2,694,965	2,360,488
Consumer loans	2,892,891	2,291,829	1,791,123	1,321,281	1,479,460
Small business loans	137,373	140,591	110,015	80,586	76,560
Financial leases	990,970	631,402	567,046	579,151	415,766
Mortgage	853,764	645,101	653,936	572,772	456,983
Total allowance for loans and advances and lease losses	10,235,831	8,223,103	6,621,911	5,248,755	4,789,257

The following table sets forth the allocation of the Bank‘s allowance for loans and advances and lease losses by type of loan:

	As of December 31
	2018	%	2017	%	2016	%	2015	%	2014	%
(COP Million, except percentages)
Domestic
Commercial
Corporate	2,342,882	27.7%	1,973,071	27.0%	1,354,366	24.5%	960,222	22.2%	621,087	15.4%
SME	1,529,358	18.0%	1,627,955	22.3%	1,167,198	21.1%	921,142	21.4%	956,921	23.8%
Others	816,964	9.6%	594,592	8.2%	582,366	10.5%	472,685	11.0%	469,312	11.6%
Total commercial	4,689,204	55.3%	4,195,618	57.5%	3,103,930	56.1%	2,354,049	54.6%	2,047,320	50.8%
Consumer
Credit cards	521,088	6.1%	569,039	7.8%	440,487	8.0%	318,074	7.3%	560,603	13.9%
Vehicle	266,742	3.1%	260,038	3.6%	240,562	4.4%	179,301	4.2%	223,290	5.5%
Payroll loans	202,448	2.4%	178,978	2.4%	166,777	3.0%	149,609	3.5%	123,352	3.1%
Others	1,034,668	12.2%	814,953	11.2%	494,440	8.9%	303,045	7.0%	286,189	7.1%
Total consumer	2,024,946	23.8%	1,823,008	25.0%	1,342,266	24.3%	950,029	22.0%	1,193,434	29.6%
Mortgage
VIS	151,105	1.8%	145,761	2.0%	128,434	2.3%	116,606	2.7%	107,472	2.7%
Non-VIS	532,866	6.3%	396,662	5.4%	307,174	5.6%	265,927	6.2%	203,581	5.1%
Total mortgage	683,971	8.1%	542,423	7.4%	435,608	7.9%	382,533	8.9%	311,053	7.8%
Financial Leases	973,072	11.5%	617,266	8.4%	546,710	9.9%	553,317	12.8%	407,549	10.1%
Small Business Loan	111,063	1.3%	127,248	1.7%	100,992	1.8%	72,636	1.7%	69,510	1.7%
Total domestic allowance for loans and advances and lease losses	8,482,256	100%	7,305,563	100%	5,529,506	100%	4,312,564	100%	4,028,866	100%
Foreign
Commercial
Corporate	338,268	19.3%	136,143	14.8%	260,437	23.8%	149,197	15.9%	165,135	21.7%
SME	166,143	9.5%	92,354	10.1%	84,812	7.8%	73,699	7.9%	67,685	8.9%
Others	167,218	9.5%	90,065	9.8%	50,612	4.6%	119,003	12.7%	80,348	10.6%
Total commercial	671,629	38.3%	318,562	34.7%	395,861	36.2%	341,899	36.5%	313,168	41.2%
Consumer
Credit card	235,272	13.4%	113,249	12.3%	198,522	18.2%	169,268	18.1%	106,510	14.0%
Vehicle	50,261	2.9%	18,421	2.0%	20,105	1.8%	14,066	1.5%	12,531	1.6%
Payroll loans	386,719	22.1%	195,282	21.3%	140,130	12.8%	128,856	13.8%	97,298	12.8%
Others	195,693	11.1%	141,869	15.5%	90,100	8.3%	59,062	6.3%	69,687	9.2%
Total consumer	867,945	49.5%	468,821	51.1%	448,857	41.1%	371,252	39.7%	286,026	37.6%
Mortgage
VIS	34,678	2.0%	10,300	1.1%	46,742	4.3%	33,223	3.5%	26,591	3.5%
Non-VIS	135,115	7.7%	92,378	10.1%	171,586	15.7%	157,019	16.8%	119,339	15.7%
Total mortgage	169,793	9.7%	102,678	11.2%	218,328	20.0%	190,242	20.3%	145,930	19.2%
Financial Leases	17,898	1.0%	14,136	1.5%	20,336	1.9%	24,848	2.7%	8,217	1.1%
Small Business Loan	26,310	1.5%	13,343	1.5%	9,023	0.8%	7,950	0.8%	7,050	0.9%
Total foreign allowance for loans and advances and lease losses	1,753,575	100%	917,540	100%	1,092,405	100%	936,191	100%	760,391	100%
Total foreign and domestic allowance for loans and advances and lease losses	10,235,831		8,223,103		6,621,911		5,248,755		4,789,257

As of December 31, 2018, allowances for loans and financial lease losses amounted to COP 10,236 billion (5.89% of total loans), up 24.48% as compared to COP 8,223 billion (5.12% of total loans) at the end of 2017.

Coverage, measured by the ratio of allowances for loans and advances and lease losses to past-due loans (overdue 30 or more days; excluding accrued interest), was 128.21% in December 31, 2018, higher than 107.52% in December 31, 2017. The increase in the coverage ratio is mainly explained by a better trend in the consumer and SME portfolio behavior, the materialization of loan payment in the infrastructure sector and the standardization of payment the Mass Transport Systems sectors in Colombia.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs of domestic and foreign loans by type of loan as of December 31, 2018, 2017, 2016, 2015 and 2014:

	Year ended December 31,
	2018	2017	2016	2015	2014
	In millions of COP
Domestic
Commercial
Corporate	518,394	113,211	41,489	122,963	98,415
SME	635,977	282,461	241,213	217,966	141,340
Others	248,681	230,705	185,756	91,742	70,963
Total commercial	1,403,052	626,377	468,458	432,671	310,718
Consumer
Credit cards	934,624	274,972	213,878	167,805	211,952
Vehicle loans	119,030	18,734	5,971	81,139	8,948
Payroll loans	120,843	99,473	53,896	82,056	-
Others	370,157	468,950	298,658	137,115	357,551
Total consumer	1,544,654	862,129	572,403	468,115	578,451
Mortgage
VIS	63,617	4,617	721	1,805	-
Non-VIS	19,897	12,691	15,102	165,913	13,818
Total mortgage	83,514	17,308	15,823	167,718	13,818
Financial Leases	131,487	76,045	75,743	35,393	44,815
Small Business Loan	74,295	56,047	36,417	31,031	26,313
Total domestic charge-offs	3,237,002	1,637,906	1,168,844	1,134,928	974,115
Foreign
Commercial
Corporate	49,934	159,428	15,193	22,676	28,832
SME	14,043	5,509	166	-	-
Others	1,675	831	428	-	258
Total commercial	65,652	165,768	15,787	22,676	29,090
Consumer
Credit cards	136,450	31,880	204,203	155,132	27,414
Vehicle loans	17,104	61	14,358	9,968	5,186
Payroll loans	139,203	372,363	99,328	81,089	62,750
Others	174,904	36,197	12,108	5,919	67,926
Total consumer	467,661	440,501	329,997	252,108	163,276
Mortgage
VIS	6,414	-	7,814	-	-
Non-VIS	22,489	20,369	982	11,761	8,112
Total mortgage	28,903	20,369	8,796	11,761	8,112
Financial Leases	4,187	1,717	4,485	134	-
Small Business Loan	12,507	9,039	5,293	448	4,155
Total foreign charge-offs	578,910	637,394	364,358	287,127	204,633
Total foreign and domestic charge-offs	3,815,912	2,275,300	1,533,202	1,422,055	1,178,748

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, was as follows:

	Year ended December 31,
	2018	2017	2016	2015	2014
Ratio of charge-offs to average outstanding loans	2.36%	1.51%	1.03%	1.14%	1.19%

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

POTENTIAL PROBLEM LOANS

In order to carefully monitor the credit risk associated with clients, the Bank has established a committee that meets periodically to identify current situations or anticipate future situations that might generate a possible deterioration in the client’s ability to pay. In general, the clients are placed on this watchlist when they could face difficulties in the future in the repayment of their obligations with the Bank but who have had a good record of payment behavior. The reasons for placing a client on the watch list could relate to financial weakness factors specific to the client, or to factors such as the general level of economic activity, or any other external or internal events that could affect the client’s business.

As of December 31, 2018, loans included in the watch list amounted to COP 17,452 billion. The increase from COP 11,895 billion as of December 31, 2017, was driven by the addition of significant Corporate and SMEs clients that were classified principally in Level 1 - Low Risk.

Watch List December 31, 2018
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	9,179,165	1.04%	95,896
Level 2 – Medium Risk	2,549,977	8.96%	228,461
Level 3 – High Risk	1,626,478	38.92%	633,101
Level 4 – Default	4,096,563	64.68%	2,649,837
Total	17,452,183	20.67%	3,607,295

IMPAIRED LOANS

Following the adoption of IFRS 9, we define a credit as an impaired loan when there is an objective evidence of impairment that has an effect on the cash flow of the loan or the loan is classified as Stage 3. Additionally, this category includes loans that have been restructured because of financial difficulties of the debtor, and for that reason, the Bank must grant a concession to the debtor, that it would not otherwise consider ("Trouble Debt Restructuring loans" - TDRs).

Prior to the adoption of IFRS 9, we used a different definition of impaired loans, as a credit for which there was evidence of impairment that had an effect on the cash flow (although the two definitions are not significantly different). The following investments for impaired loans for the year ended as of December 31, 2017, 2016, 2015 and 2014 are disclosed under IAS 39, therefore the amounts are not comparable.

Under IFRS, all credits are accounting in an accrual status, although they are classified as “impaired loans”.

The following table presents the recorded investment for impaired loans:

	As of December 31,
	2018			2017			2016			2015			2014
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
In millions of COP
Commercial
Corporate	3,424,634	1,149,655	4,574,289	3,957,150	758,029	4,715,179	3,001,953	1,104,935	4,106,888	1,468,122	401,920	1,870,042	1,245,373	185,292	1,430,665
SME	1,708,709	332,275	2,040,984	2,081,996	291,015	2,373,011	1,499,054	138,604	1,637,658	1,114,816	128,125	1,242,941	997,605	75,695	1,073,300
Others	1,553,828	64,572	1,618,400	804,266	214,645	1,018,911	894,642	151,274	1,045,916	661,481	187,413	848,894	677,435	100,199	777,634
Total Commercial	6,687,171	1,546,502	8,233,673	6,843,412	1,263,689	8,107,101	5,395,649	1,394,813	6,790,462	3,244,419	717,458	3,961,877	2,920,413	361,186	3,281,599
Consumer
Credit card	350,926	232,363	583,289	486,736	182,356	669,092	308,158	177,073	485,231	554,725	392,490	947,215	168,562	206,879	375,441
Vehicle loans	214,174	111,387	325,561	286,865	16,287	303,152	244,618	19,567	264,185	201,456	9,886	211,342	160,021	67,019	227,040
Payroll loan	100,067	358,703	458,770	144,491	238,685	383,176	127,866	469,494	597,360	118,015	24,002	142,017	100,626	130,885	231,511
Others	613,711	914,162	1,527,873	661,521	334,643	996,164	371,018	103,617	474,635	223,080	138,428	361,508	196,045	111,766	307,811
Total Consumer	1,278,878	1,616,615	2,895,493	1,579,613	771,971	2,351,584	1,051,660	769,751	1,821,411	1,097,276	564,806	1,662,082	625,254	516,549	1,141,803
Residential Mortgage
Vis (1)	201,363	4,234	205,597	172,273	61,365	233,638	156,747	54,439	211,186	136,628	305	136,933	130,188	342	130,530
No Vis	651,786	677,424	1,329,210	474,560	407,588	882,148	356,181	647,694	1,003,875	291,128	571,248	862,376	239,177	357,879	597,056
Total residential mortgage	853,149	681,658	1,534,807	646,833	468,953	1,115,786	512,928	702,133	1,215,061	427,756	571,553	999,309	369,365	358,221	727,586
Small Business Loans	75,555	101,372	176,927	101,955	33,050	135,005	81,769	22,705	104,474	58,875	1,365	60,240	52,660	57,581	110,241
Financial leases	1,669,578	49,620	1,719,198	1,712,023	11,319	1,723,342	1,237,165	34,061	1,271,226	865,412	12,547	877,959	289,926	2,629	292,555
Total	10,564,331	3,995,767	14,560,098	10,883,836	2,548,982	13,432,818	8,279,171	2,923,463	11,202,634	5,693,738	1,867,729	7,561,467	4,257,618	1,296,166	5,553,784

(1)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia (as of December 31, 2018 COP 105).

The following table shows the gross interest income that would have been recorded in the period ended if the impaired loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that were included in net income for the period:

	2018			2017			2016
	In millions of COP
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Interest income recognized in net income for the period.	335,650	193,105	528,755	464,723	415,354	880,077	490,536	333,519	824,055
The gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period.	335,434	189,007	524,441	477,708	467,915	945,623	511,828	382,116	893,944

CROSS-BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2018, 2017, and 2016, total cross-border outstanding loans and investments amounted to approximately USD 17,671 million, USD 16,309 million, USD 15,966 million, respectively. As of December 31, 2018, total outstanding loans to borrowers in foreign countries amounted to USD 15,897 million, and total investments were USD 1,773 million. As of December 31, 2018, total cross-border outstanding loans and investments represented 26.09% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets at December 31, 2018, 2017 and 2016.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments at December 31, 2018, 2017 and 2016:

	As of December 31,
	2018		2017		2016
	thousands of U.S. dollars
Governments and official institutions
United States	USD	455,514	USD	235,104	USD	106,630
Guatemala		431,990		490,068		476,000
Panama		297,822		371,729		340,631
El Salvador		98,191		97,348		189,781
Mexico		27,878		7,404		65,705
Costa Rica		14,397		29,424		15,855
Chile		501		-		-
Peru		262		-		-
Brazil		-		-		10,784
Banks and other financial institutions
Guatemala	USD	156,641	USD	163,347	USD	58,647
Panama		111,638		110,535		112,430
El Salvador		26,048		11,648		26,836
Venezuela		9,931		7,885		22,120
Chile		8,110		10,482		14,286
Costa Rica		7,670		39,315		34,416
Peru		5,290		15,263		10,095
Brazil		4,949		4,775		4,702
United States		3,009		3,031		11,069
Cayman Islands		-		2,877		-
Honduras		-		2,546		7,485

	As of December 31,
	2018		2017		2016
	thousands of U.S. dollars
Commercial and industrial loans
Panama	USD	3,835,801	USD	3,270,293	USD	3,183,641
Guatemala		2,397,652		2,164,020		2,009,213
El Salvador		1,730,204		837,985		889,980
Costa Rica		287,602		174,863		162,028
Nicaragua		88,342		69,921		55,251
United States		73,301		68,805		127,321
Dominican Republic		51,647		67,196		104,444
Cayman Islands		33,659		-		-
Honduras		28,840		32,834		72,602
Mexico		22,218		734		21,369
Peru		17,432		199,766		284,576
Belize		14,638		15,232		16,426
Chile		11,814		14,101		18,997
Uruguay		819		2,458		-
Brazil		215		215		3,784
Ecuador		108		125		49,178
Puerto Rico		103		7		151,223
British Virgin Island		-		-		13,837
Guyana		-		-		3,604
Republic of China		-		-		3,167
Others		3,808		2,134		6,869
Other loans
Panama	USD	3,761,448	USD	4,262,289	USD	3,896,328
El Salvador		2,424,953		2,274,746		2,177,723
Guatemala		979,027		952,949		883,186
United States		104,004		92,668		61,001
Costa Rica		39,657		96,141		164,760
Spain		38,012		39,492		10,939
Canada		9,219		8,937		3,686
England		8,313		7,835		3,953
Australia		8,204		7,600		3,832
Brazil		5,695		4,995		2,783
Mexico		4,906		5,194		6,827
France		3,579		3,324		2,128
Chile		3,531		2,965		2,662
Peru		2,278		2,133		15,500
Italy		1,996		1,692		1,438
Switzerland		1,936		-		-
Venezuela		1,902		3,321		2,564
Arab Emirates		1,661		-		-
Argentina		1,629		1,772		5,072
Ecuador		1,359		2,041		2,746
Nicaragua		1,326		4,498		13,286
Germany		1,291		1,148		1,527
Honduras		1,251		1,531		2,087
Belgium and Luxembourg		561		381		2,640
Bolivia		169		252		1,900
Uruguay		138		151		4,236
Others		4,370		7,250		8,586
Total Cross-Border Outstanding Loans and Investments	USD	17,670,459	USD	16,308,775	USD	15,966,372

E.5.	DEPOSITS

The following table shows the composition of the Bank’s deposits for 2018, 2017 and 2016:

	As of December 31, 2018
	2018	2017	2016
	In millions of COP
Non-interest bearing deposits:
Checking deposits	18,590,056	16,284,742	16,189,259
Other deposits	1,541,878	1,676,399	1,813,922
Total	20,131,934	17,961,141	18,003,181
Interest bearing deposits:
Checking deposits	5,508,017	5,780,905	5,253,743
Time deposits	56,853,141	53,961,586	52,673,385
Savings deposits	59,635,379	54,255,583	48,693,702
Total	121,996,537	113,998,074	106,620,830
Total deposits	142,128,471	131,959,215	124,624,011

The following table shows the time deposits held by the Bank as of December 31, 2018 and 2017, respectively, classified by amount and maturity:

	At December 31, 2018
	Peso - Denominated	Foreign Exchange- Denominated	Total
	In millions of COP
Time deposits higher than USD 100,000 (1)
Up to 3 months	4,173,306	6,250,609	10,423,915
From 3 to 6 months	4,244,719	4,209,607	8,454,326
From 6 to 12 months	3,562,475	5,560,024	9,122,499
More than 12 months	12,436,437	6,091,783	18,528,220
Time deposits higher than USD 100,000(1)	24,416,937	22,112,023	46,528,960
Time deposits less than USD 100,000 (1)	6,898,761	3,425,420	10,324,181
Total	31,315,698	25,537,443	56,853,141

(1)	Approximately COP 325 million at the Representative Market Rate as of December 31, 2018.

As of December 31, 2018, the time deposits greater than USD 100,000 collected by foreign subsidiaries amounted to COP 22,112,023 million.

E.6.	RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

Return on equity and assets (1)	Year Ended December 31,
	2018	2017	2016
	In percentages
Net income as a percentage of:
Average total assets (2) (3) (4)	1.28	1.30	1.49
Average stockholders‘ equity attributable to the owners of the parent company	11.50	11.99	14.52
Average stockholders’ equity (5)	11.34	11.95	14.16
Dividends declared per share as a percentage of consolidated net income per share (6)	38.65	36.69	31.25
Average stockholders’ equity as a percentage of average total assets	11.86	11.47	10.79
Return on interest-earning assets (7)	9.11	10.04	10.11

(1)	The Bank´s average total assets and stockholder's equity were calculated considering the last 13 monthly IFRS balances.

(2)	As of December 31, 2016, the Bank’s average total assets were calculated considering the assets of the discontinued operation.
(3)	The difference between the figures disclosed as assets and liabilities in the Consolidated Financial Statements and those used in calculating the amounts shown in the table above is due to the off-setting of deferred tax assets and deferred tax liabilities in accordance with IAS 12. See further information in Note 11. Income tax.
(4)	Defined as net income attributable to equity holders of the parent company divided by the average total assets
(5)	Defined as net income divided by the average stockholders’ equity
(6)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preference shares outstanding during the year.
(7)	Defined as total interest earned divided by average interest-earning assets

E.7.	SHORT-TERM BORROWINGS

The following table sets forth certain information regarding the short-term borrowings by the Bank for the periods indicated:

	As of December 31, (1)
	2018			2017			2016
	Amount	Rate (2)		Amount	Rate (2)		Amount	Rate (2)
In millions of COP, except percentages
End of period	9,970,304		3.97%	7,612,323		4.87%	9,951,438		2.95%
Weighted average during period	8,058,680		4.91%	9,289,645		3.99%	10,122,682		2.90%
Maximum amount of borrowing at any month end	9,994,669	(3)		10,513,614	(4)		11,067,435	(5)
Interest paid during the year	395,574			370,353			293,348

(1)	Short-term borrowings with other financial institutions with remaining maturity less than one year. For further information see Note 16 Borrowings with other financial institutions to the Financial Statements.
(2)	Corresponds to the ratio of interest paid to short-term borrowings.
(3)	The amount corresponds to the end of November.
(4)	The amount corresponds to the end of August.
(5)	The amount corresponds to the end of February.

F.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with Part II, Item 6 “Selected Financial Data” of this Annual Report and our Consolidated Financial Statements and the related notes thereto included in this Annual Report.

The following discussion includes information regarding future financial performance and plans, targets, aspirations, expectations, and objectives of management, which constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. It is possible that the Bank’s actual results may differ materially from the results discussed in the forward-looking statements because of a number of risks and uncertainties. In addition, please refer to the discussion in Item 3. “Key Information – D. Risk Factors” for a description of risks and uncertainties affecting our business and financial results and to Item 4 B. “Business Overview, B.9 – Cybersecurity Framework”, for a description of our cybersecurity framework.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s results of operations are affected by macroeconomic factors principally in Colombia, but also in the other countries in where the Bank operates. The most important variables include GDP growth, interest rates, inflation and exchange rates, principally the COP/USD exchange rate. The following discussion summarizes the trends of these measures in Colombia in 2018.

Economic activity

Colombia’s real GDP growth was 2.7% in 2018, higher than the 1.4% reached in 2017. The improvement in the pace of growth is mainly explained by acceleration in gross capital formation from the private sector and a faster growth in private consumption.

The behavior of key GDP components in 2018 compared with 2017 was as follows: investment increased 3.5%, consumption increased 3.9%, imports increased 8.0% and exports decreased 1.2%. In 2018, gross capital formation represented 21.2% of GDP, household consumption represented 68.5%, government consumption 15.3%, exports 15.9% and imports 20.9%.

The sectors that led growth during the year were education and healthcare services (4.1% increase), financial services (3.1% increase) and retail sales (3.1% increase).

In summary, during 2018, the Colombian economy reversed the trend of deceleration that started in 2015 and grew at a faster pace than in 2017. This faster economic dynamism was characterized by the resilience of internal demand, especially consumer demand, despite a considerable decrease in net exports as a result of lower oil prices.

Interest Rates

As of December 31, 2018, following two rate cuts totaling a 50 basis points cut during the year, the Colombian Central Bank’s benchmark interest rate stood at 4.25%. These rate reductions reflect an attempt to stimulate growth in a slow-paced economy while inflation does not represent a concern for the Central Bank’s goals.

The Central Bank aims to maintain long term inflation rates within the long-term targeted range (between 2% and 4%), and in order to do so, it may increase interest rates when the economy grows faster.

Inflation

The year-end inflation rate for 2018 was 3.18%, lower than the 4.09% recorded for 2017. The components that led inflation in 2018 were education (6.38% increase) healthcare (4.33% increase) and housing (4.13% increase).

The reduction in inflation is the result of the Central Bank’s efforts to control it by the interest rate hikes during 2017. Now, the consumer price index is very close to the target and indicates no significant changes to monetary policy in the short term.

Exchange rate

The Colombian Peso depreciated 8.91% versus the U.S. dollar during 2018, compared to an appreciation of 0.56% in 2017.

The depreciation of the Colombian Peso was explained by the reduction in oil prices, which lead to a wider trade and current account deficits.

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

Strong local capital markets, with little exposure to “toxic assets” and with low currency mismatches.

Underdeveloped infrastructure that continues to constrain growth.

Oil and gas dependent export activity.

Despite successful efforts to diversify export markets, continued concentration in specific export destinations, particularly the United States.

.

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

High tax environment for Colombian corporate sector compared to other countries in the region.

Uncertainties regarding the future post-conflict.

High unemployment and household indebtedness.

.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2018 VERSUS 2017

Summary

During 2018, Bancolombia maintained its strong competitive position and full-service financial model, including the diversity of its leading franchises. For the year 2018, net income attributable to equity holders of the parent company totaled COP 2,659 billion (COP 2,825 per share, including both common and preferred shares, and USD 3.40 per ADR), which represents an increase of 1.7% as compared to COP 2,615 billion of net income attributable to equity holders of the parent company for the fiscal year 2017.

Bancolombia’s average return on stockholders’ equity for 2018 was 11.50%, down from 11.99% in 2017.

The net interest margin and valuation decreased in 2018 and stood at 5.80% for the year, down from 6.08% in 2017.

Credit impairment charges, net of recoveries, totaled COP 3,843 billion for 2018, up 11.02% from COP 3,462 billion in 2017. The higher amount of provisions was the result specific defaults of large corporate clients as well as generalized loan deterioration in the consumer and SME loan books, especially during the first half of the year.

Loans and advances to customers and financial Institutions net grew 7.45% during the year. This performance was driven primarily by consumer loans and mortgages. The total loan book denominated in COP grew 6.46% while USD- denominated loans declined 2.77% for the year.

Allowance for loans and lease losses represented 5.55% of total loans and 128.21% of 30-day past-due loans (excluding accrued interest) at the end of 2018 compared with 4.83% of total loans and 107.52% of past-due loans (excluding accrued interest) in December 31, 2017.

The bank expects that this coverage will provide solid protection in a potential downside scenario in which loan quality continues to deteriorate. Capital adequacy was 13.47% (Tier 1 ratio of 10.05%), lower than the 14.18% (Tier 1 ratio of 10.15%) reported at the end of 2017, principally due to the growth of risk weighted assets including market risk.

Deposits by customers increased 7.71% during 2018, while the ratio of net loans to deposits was 115.1% at the end of the year, down from 115.4% in December 31, 2017.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance sheet credit instruments

For 2018, net interest income and valuation was COP 10,446 billion, down 0.16% from COP 10,463 billion in 2017. This performance is the result of the combined effect of a moderate growth in the Colombian loan portfolio during the year and the compression in net interest margins. During the year, the Net Interest Income was impacted negatively by the implementation of IFRS 9 during 2018, which caused a reduction of COP 297 billion. During 2018, the Central Bank cut its reference rate from 4.75% to 4.25% in response to lower inflation and weak economic growth. In line with this trend, the Bank’s yield on new loan originations was lower and that effect was only partially compensated by a reduction in the funding cost.

The weighted average nominal interest rate on loans and financial leases ended at 9.6% in 2018 down from 10.6% in 2017. At the same time, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 16,117 billion in 2018, down 3.47% as compared to COP 16,696 billion in 2017 because of lower net interest margins partially offset by higher loan balances.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt instruments and mark-to-market valuation adjustments, totaled COP 385 billion in 2018, 26.8% lower than 2017.

Net interest margin from continuing operations decreased 28 basis points from 6.08% to 5.80% during the year due to reduction in the Colombian reference rate and a compression in the lending rates.

The performance of Net Interest income and valuation during 2018 was explained by the evolution of margins, as well as the growth in volumens. The 28 basis points contraction in net interest margins during 2018 was offset by the 8.3% expansion of the gross loan portfolio. As a result of the combination of margins and volumens, the revenues associated to the intermediation business were down only by a small percentage.

The strategy implemented by Bancolombia in recent years has consisted in increasing the proportion of consumer loans in the portfolio. While in 2017, it represented 15.9% of total loans, in 2018 it represented 18.5%. The way to increase the balance of consumer loans in both, nominal and relating terms, has been focused on the origination of pre-aproved loand to selected clients. This way, the customers with the best risk-adjusted returns are granted lines of credit for personal loans, car loans and credit cards. The goal of this strategy is to defend margins, optimize the capital allocation and maintain the credit quality within the risk apetite boundaries.

Bancolombia was active in the deposits markets to secure the necessary funding. Interest rates declined during the first half of the year, releasing pressure from the cost of this funding source. Interest rate cuts tend to put pressure on margins because of the asset-sensitive nature of the Bank’s balance sheet. Nevertheless, during the latter part of 2018, management’s goal has been to reduce the sensitivity of the balance sheet in order to avoid potential pressures on margins due to decreases in reference rates.

Interest expenses totaled COP 5,670 billion in 2018, down 9.03% as compared to COP 6,233 billion in 2017. The decrease in interest expenses is mainly explained by the reduction in interest rates on deposits. Overall, the average interest rate paid on interest-bearing liabilities was 3.4% in 2018, lower than the 3.8% of 2017.

Fees and Commissions, Net

The following table lists the principal categories of revenue-producing fees and commissions for the years ended December, 31 2018 and 2017 along with year-to-year variations:

As of December 31, 2018

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off - Shore	All other segments	Total before eliminations	Adjustments for consolidation purposes (1)	Total After Eliminations
In millions of COP
Revenue from contracts with customers (1)
Credit and debit card fees and commercial establishments	1,258,047	185,466	97,163	66,731	-	-	-	3,707	-	1,611,114	-	1,611,114
Banking services	370,671	66,569	85,615	39,610	-	-	-	12,783	-	575,248	-	575,248
Payments and collections	559,139	-	-	4,084	-	-	-	-	-	563,223	-	563,223
Bancassurance	495,232	28,466	112	-	-	-	-	-	-	523,810	-	523,810
Trust	-	8,184	1,411	645	313,886	-	81,502	37	104	405,769	-	405,769
Acceptances, Guarantees and Standby Letters of Credit	33,313	15,352	4,749	3,055	-	-	-	897	-	57,366	-	57,366
Securities brokerage	-	1,200	1,212	-	-	20,262	9,530	-	-	32,204	-	32,204
Brokerage	-	7,033	-	29	-	-	20,012	-	-	27,074	-	27,074
Others	124,900	492	36,852	27,099	22	9	2,926	3,416	2,884	198,600	(149)	198,451
Total revenue from contracts with customers	2,841,302	312,762	227,114	141,253	313,908	20,271	113,970	20,840	2,988	3,994,408	(149)	3,994,259

(1)	For further information about composition of Bank’ segments see Note 3.

As of December 31, 2017

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off - Shore	All other segments	Total
In millions of COP
Revenue from contracts with customers (1)
Credit and debit card fees and commercial establishments	1,080,814	80,348	89,330	51,175	-	-	-	2,876	-	1,304,543
Banking services	335,101	177,930	80,672	38,643	-	-	-	15,821	-	648,167
Payments and collections	531,567	-	-	4,369	-	-	-	-	-	535,936
Bancassurance	427,190	23,847	-	-	-	-	-	-	85	451,122
Trust	-	4,510	1,335	713	285,648	-	68,180	36	(58)	360,364
Acceptances, Guarantees and Standby Letters of Credit	41,077	15,699	4,080	2,210	-	-	-	404	-	63,470
Securities brokerage	-	2,702	-	-	-	28,747	6,778	-	843	39,070
Brokerage	-	2,302	-	35	-	-	20,593	-	-	22,930

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off - Shore	All other segments	Total
In millions of COP
Revenue from contracts with customers (1)
Others	115,472	10,415	35,742	28,877	-	-	1,634	253	3,119	195,512
Total revenue from contracts with customers	2,531,221	317,753	211,159	126,022	285,648	28,747	97,185	19,390	3,989	3,621,114

(1)	For further information about composition of Bank’ segments see Note 3.

Growth
	2018	vs.	2017
	COP		%
Revenue from contracts with customers (1)
Credit and debit card fees and commercial establishments	306,571		23.50%
Banking services	(72,919)		(11.25%)
Payments and collections	27,287		5.09%
Bancassurance	72,688		16.11%
Trust	45,405		12.60%
Acceptances, Guarantees and Standby Letters of Credit	(6,104)		(9.62%)
Securities brokerage	(6,866)		(17.57%)
Brokerage	4,144		18.07%
Others	2,939		1.50%
Total revenue from contracts with customers	373,145		10.30%

Fees and commissions expenses

	Year		Growth
	2018	2017	2018-2017
	In millions of COP
Banking services	(542,628)	(508,462)	(34,166)	6.72%
Call center and website	(309,403)	(291,602)	(17,801)	6.10%
Others	(361,025)	(275,051)	(85,974)	31.26%
Total fees and commissions expenses	(1,213,056)	(1,075,115)	(137,941)	12.83%
Total fees and commissions income, net	2,781,203	2,545,999	235,204	9.24%

Fees and commission income, net

	Year		Growth
	2018	2017	2018-2017
	In millions of COP
Fees and commission income	3,994,259	3,621,114	373,145	10.30%
Fees and commission expenses	(1,213,056)	(1,075,115)	(137,941)	12.83%
Total fees and commissions income, net	2,781,203	2,545,999	235,204	9.24%

For the year 2018, net fees and commissions income totaled COP 2,781 billion, up 9.24% as compared to COP 2,546 in 2017. This increase was driven primarily by a better performance of commissions from credit and debit cards fees and trust and asset management activities, which increased due to a larger amount of assets under management.

The strategy of Bancolombia in relation to fee and commission income is to promote financial services and other revenue lines that complement the lending business. Activities related to cash management, methods of payment and bancassurance are the main components of this strategy.

The Bank continued to promote and increase the volumes of credit and debit card transactions through initiatives with retailers as well as commercial incentives. This strategy involved advertising campaigns as well as enhanced use of reward and loyalty schemes relating to the use of Bancolombia-issued credit cards and debit cards contributed to a faster expansion of this revenue line.

In the corporate area, the efforts have been focused on the middle and small market, mainly the promotion of comprehensive banking, cash management services and electronic platforms for treasury management. The pace of growth in these business lines have a high correlation to GDP and as a result, growth was slow in 2018.

Other Operating Income

For 2018, total other operating income was COP 1,204 billion, 23.72% lower than the COP 1,578 billion in 2017.

The variation in this line item is explained by the reduction in 2018, by COP 255 billion, due to losses in unhedged positions in US dollars trading and derivative contracts.

Revenues from operating leases totaled COP 624 billion in 2018, an increase of 10.68% compared to 2017. Such increase is due to higher volumes assets under leasing.

Operating expenses

The following table summarizes the principal components of Bancolombia’s operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2018	2017	2018-2017
	In millions of COP
Operating expenses
Salaries and employee benefits	3,004,054	2,792,379	211,675	7.58%
Other administrative and general expenses	3,024,769	2,977,884	46,885	1.57%
Wealth tax, contributions and other tax burden	692,666	727,661	(34,995)	(4.81%)
Impairment, depreciation and amortization	493,902	479,111	14,791	3.09%
Other expenses	267,507	249,023	18,484	7.42%
Total operating expenses	7,482,898	7,226,058	256,840	3.55%

For 2018, operating expenses totaled COP 7,483 billion, up 3.55% as compared to COP 7,226 billion in 2017.

Salaries and employee benefits totaled COP 3,004 billion in 2018, up 7.58% as compared to 2017. This performance was primarily driven by the annual increase in salaries.

Other administrative and general expenses totaled COP 3,025 billion in 2018, up 1.57% as compared to 2017, reflecting the efforts in cost control and gains in efficiency and automation of processes.

As a result of the evolution of expenses and revenues, the cost to income ratio of Bancolombia for 2018 was 50.08% during the last twelve months, increasing when compared to 49.22% in 2017. The lower ratio in 2017 was possible thanks to the non-recurring gains of the year and as a consecuence, the ratio for 2018 should be considered a structural cost to income ratio.

Since 2016, Bancolombia has put in place a strategy to control the growth of operational expenses. This program aims to optimize the network of branches, improve process efficiency and automate labour intensive activities and concentrate expenses in projects that impact the strategy of the bank. These innitiatives aim to maintain the expenses growth in line with inflation and increase the operational leverage of the bank, that is, to be able to grow revenues at a faster pace than expenses.

Provision Charges and Credit Quality

For the year 2018, credit impairment charges on loans and advances and financial leases (net of recoveries) totaled COP 3,843 billion (or 2.3% of average loans) calculated with IFRS 9, which represents an increase of 11.02% as compared to COP 3,462 billion (or 2.2% of average loans) in 2017 calculated with IAS 39. The significant increase in provision charges was driven by the formation of new past due loans from small and medium enterprises and the further deterioration of specific corporate clients, namely, Electricaribe, Ruta del Sol II and Consorcio Express.

The deterioration of the small and medium enterprises segment was mainly explained by the slow growth of the economy during the year.

Net loan charge-offs totaled COP 3,815 billion in 2018, up 67.69% from the 2,275 billion in 2017. The acceleration of charge-offs is due to the increase in vintages of loans that reached high delinquency and where the expectations of recovery were very low.

In particular, Bancolombia experienced acceleration in charge offs associated to individuals and small and medium enterprises during 2018 due to the new past due loans formation experienced during the year and the run-off of these vintages. For further details please see Note 2 of Consolidated Financial Statements, section 7.6.1 “Written-Off loan portfolio balances and related allowances.

Past-due loans amounted to COP 8,140 billion as of December 31, 2018, up 6.69% as compared to COP 7,630 billion as of December 31, 2017.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 4.33% as of December 31, 2018, down from 4.49% as of December 31, 2017. The reduction in this ratio is mainly due to higher charge-off during the year and a reduction in the formation of past-due loans in the last months of 2018.

Income Tax Expenses

Income tax expense for the fiscal year 2018 totaled COP 829 billion, 33.03% lower than COP 1,239 billion in 2017. The effective tax rate for 2018 was 22.94%.

The reduction in income taxes in 2018 is mainly explained by the recovery of taxes from previous periods, due to an update and the favorable resolution of certain disputed tax items relating to previous years that were accepted by the Colombian tax authority. Also, there was a reduction in the Colombian statutory tax rate from 40% in 2017 to 37% in 2018, as greater profits in companies domiciled in juridictions with lower tax rates.

For further details please see Note 11 of Consolidated Financial Statements.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2017 VERSUS 2016

Summary

During 2017, Bancolombia continued to benefit from its competitive position and full-service financial model, including the diversity of its leading franchises. For the year 2017, net income attributable to equity holders of the parent company totaled COP 2,615 billion (COP 2,780 per share, including both common and preferred shares, and USD 3.64 per ADR), which represents a decrease of 8.74% as compared to COP 2,865 billion of net income attributable to equity holders of the parent company for the fiscal year 2016.

Bancolombia’s average return on stockholders’ equity for 2017 was 11.99%, down from 14.52% in 2016.

The net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations increased significantly in 2017 and stood at 6.07% for the year, up from 5.96% in 2016.

Credit impairment charges, net of recoveries, totaled COP 3,462 billion for 2017, up 26.75% from COP 2,731 billion in 2016. The higher amount of provisions was the result specific defaults of large corporate clients as well as generalized loan deterioration in the consumer and SME loan books, especially during the second half of the year.

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

Deposits by customers increased 5.89% during 2017, while the ratio of net loans to deposits was 115.4% at the end of the year, down from 116.5% in December 31, 2016.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments

For 2017, net interest margin and valuation income on financial instruments, before impairment on loans and financial leases and off balance sheet credit instruments, totaled COP 10,463 billion, up 7.92% from COP 9,696 billion in 2016. This performance is the result of growth in the Colombian loan portfolio during the year, as well as increasing interest margins. During 2017, the Central Bank cut its reference rate from 7.50% to 4.75% in response to lower inflation and weak economic growth. In line with this trend, the Bank’s borrowings costs decreased during 2017 due to efforts to bring down the cost of time deposits and borrowings from financial institutions.

Margin on loans and financial leases decreased as a result of interest rate cuts and lower yields on new originations. The weighted average nominal interest rate on loans and financial leases ended at 10.5% in 2017 down from 10.6% in 2016. Nonetheless, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 16,696 billion in 2017, up 6.02% as compared to COP 15,749 billion in 2016 as a result of higher loan volumes.

Interest on investment securities, which includes, among other items, the interest accrued on debt instruments and mark-to-market valuation adjustments, totaled COP 525 billion in 2017, 3.23% lower than 2016.

Net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations expanded 11 basis points from 5.96% to 6.07% during the year due to the growth in consumer loans, which grew faster than corporate loans, and bear interest at a higher rate.

Bancolombia was very active in the deposits markets to secure the necessary funding. Interest rates declined during the second half of the year, releasing pressure from the cost of deposits. Interest rate cuts tend to put pressure on margins because of the asset-sensitive nature of the Bank’s balance sheet. During the latter part of 2017, management’s goal has been to reduce the asset-sensitivity of the balance sheet in order to avoid further pressures on margins given the potential of further reductions in the Central Bank’s rate in the first half of 2018.

Interest expenses totaled COP 6,233 billion in 2017, up 2.97% as compared to COP 6,053 billion in 2016. The increase in interest expenses is explained by the increase in volumes of deposits. Overall, the average interest rate paid on interest-bearing liabilities was 3.7% in 2017 stable compared to 2016.

Fees and Commissions, Net

The following table lists the main revenue-producing fees for the years 2017 and 2016 along with the corresponding year-to-year variations:

As of December 31, 2017

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off - Shore	All other segments	Total before eliminations	Total After Eliminations
In millions of COP
Revenue from contracts with customers (1)
Credit and debit card fees and commercial establishments	1,080,814	80,348	89,330	51,175	-	-	-	2,876	-	1,304,543	1,304,543
Banking services	335,101	177,930	80,672	38,643	-	-	-	15,821	-	648,167	648,167
Payments and collections	531,567	-	-	4,369	-	-	-	-	-	535,936	535,936
Bancassurance	427,190	23,847	-	-	-	-	-	-	85	451,122	451,122
Trust	-	4,510	1,335	713	285,648	-	68,180	36	(58)	360,364	360,364
Acceptances, Guarantees and Standby Letters of Credit	41,077	15,699	4,080	2,210	-	-	-	404	-	63,470	63,470
Securities brokerage	-	2,702	-	-	-	28,747	6,778	-	843	39,070	39,070
Brokerage	-	2,302	-	35	-	-	20,593	-	-	22,930	22,930
Others	115,472	10,415	35,742	28,877	-	-	1,634	253	3,119	195,512	195,512
Total revenue from contracts with customers	2,531,221	317,753	211,159	126,022	285,648	28,747	97,185	19,390	3,989	3,621,114	3,621,114

As of December 31, 2016

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off - Shore	All other segments	Total before eliminations	Adjustments for consolidation purposes (1)	Total After Eliminations
In millions of COP
Revenue from contracts with customers (1)
Credit and debit card fees and commercial establishments	803,731	84,152	87,862	4,771	-	-	-	4,634	-	985,150	188,752	1,173,902
Banking services	329,114	159,015	75,732	37,831	-	-	-	12,343	-	614,035	4,774	618,809
Payments and collections	480,611	-	-	6,245	-	-	-	-	-	486,856	-	486,856
Bancassurance	355,523	20,885	64	-	-	-	-	-	-	376,472	-	376,472
Trust	-	4,011	1,075	712	239,610	-	49,903	-	-	295,311	-	295,311
Acceptances, Guarantees and Standby Letters of Credit	45,664	18,406	3,485	2,554	-	-	-	607	-	70,716	-	70,716
Securities brokerage	-	-	834	-	-	19,843	3,700	-	-	24,377	-	24,377
Brokerage	-	5,195	-	45	-	-	23,390	-	-	28,630	-	28,630
Others	48,375	189	34,571	29,579	-	-	3,578	12,679	1,699	130,670	94,190	224,860
Total revenue from contracts with customers	2,063,018	291,853	203,623	81,737	239,610	19,843	80,571	30,263	1,699	3,012,217	287,716	3,299,933
(1)	For further information about composition of Bank’ segments see Note 3.

Growth
	2017	vs.	2016
	COP		%
Revenue from contracts with customers (1)
Credit and debit card fees and commercial establishments	130,641		11.13%
Banking services	29,358		4.74%
Payments and collections	49,080		10.08%
Bancassurance	74,650		19.83%
Trust	65,053		22.03%
Acceptances, Guarantees and Standby Letters of Credit	(7,246)		(10.25%)
Securities brokerage	14,693		60.27%
Brokerage	(5,700)		(19.91%)
Others	(29,348)		(13.05%)
Total revenue from contracts with customers	321,181		9.73%

Fees and commissions expenses

	Year		Growth
	2017	2016	2017-2016
	In millions of COP
Banking services	(508,462)	(473,109)	(35,353)	7.47%
Call Center and Website	(291,602)	(260,006)	(31,596)	12.15%
Others	(275,051)	(235,855)	(39,196)	16.62%
Fees and commissions expenses	(1,075,115)	(968,970)	(106,145)	10.95%
Total fees and commissions income, net	2,545,999	2,330,963	215,036	9.23%

For the year 2017, net fees and income totaled COP 2,546 billion, up 9.23% as compared to COP 2,331 in 2016. This increase was driven primarily by the performance of commission from credit and debit card fees and commercial establishments, bancassurance and trust, all of which increased due to a higher number of transactions and trust activities, which increased due to an increase in the assets under management.

Consumers had a significant increase in the tax burden during 2017; as a result, consumption capacity suffered and financial services posted a sluggish trend during the year. Nevertheless, the strategies designed by the Bank to promote the utilization of financial services, such as electronic payments, asset management and mutual funds, resulted in an increase in the volumes of transactions and growth in related revenues.

In particular, the Bank actively sought to promote and increase credit and debit card transactions through strategic initiatives with retailers as well as commercial incentives. This strategy involved advertising campaigns as well as enhanced use of reward and loyalty schemes relating to the use of Bancolombia-issued credit cards.

In the corporate side, the efforts have been focused in the middle and small market, mainly, comprehensive banking, cash management services and electronic platforms for treasury management, the pace of growth in this business lines have a high correlation to GDP and as a result, its growth was moderate in 2017.

Other Operating Income

For 2017, total other operating income was COP 1,578 billion, 7.61% higher than the COP 1,467 billion in 2016.

The variation in this line item is explained by the significant improvement in net foreign exchange, which recorded COP 294 billion in 2017, 122.29% higher than the COP 132 billion reported in 2016. This increase was the result of the depreciation of the Colombian Peso versus the US dollar during 2017.

Revenues from operating leases totaled COP 564 billion in 2017, an increase of 14.26% compared to 2016. Such increase is due to higher volumes of operations and delivered assets under leasing.

Additionally, in 2017 the bank recorded an income of COP 86 billion related to the reversal of accruals of taxes, as a result of the fiscal reform of 2016.

Operating expenses

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	For the years ended December 31,		Growth
	2017	2016	2017-2016
	In millions of COP
Operating expenses
Salaries and employee benefits	2,792,379	2,808,931	(16,552)	(0.59%)
Other administrative and general expenses	2,977,884	2,644.392	333,492	12.61%
Wealth tax, contributions and other tax burden	727,661	741,184	(13,523)	(1.82%)
Impairment, depreciation and amortization	479,111	517,809	(38,698)	(7.47%)
Other expenses	249,023	258,265	(9,242)	(3.58%)
Total operating expenses	7,226,058	6,970,581	255,477	3.67%

For 2017, operating expenses totaled COP 7,227 billion, up 3.67% as compared to COP 6,971 billion in 2016.

Salaries and employee benefits totaled COP 2,792 billion in 2017, down 0.60% as compared to 2016. This performance was primarily driven by the reduction in headcount and the reduction in bonus payments.

Other administrative and general expenses totaled COP 2,978 billion in 2017, up 12.61% as compared to 2016 driven by the automation and optimization of processes, which required IT investments in robotics as well as consulting services expenses.

Depreciation and amortization expenses totaled COP 479 billion in 2017, decreasing by 7.47% as compared to COP 518 billion in 2016.

Provision Charges and Credit Quality

For the year 2017, credit impairment charges on loans and advances and financial leases (net of recoveries) totaled COP 3,462 billion (or 2.22% of average loans), which represents an increase of 26.75% as compared to COP 2,731 billion (or 1.84% of average loans) in 2016. The significant increase in the level of provisions was driven by the formation of new past due loans and the deterioration of specific corporate clients (Electricaribe, Ruta del Sol II and Consorcio Express), as well as the consumer segment and SMEs loans. The deterioration in consumer and SMEs segments was explained by higher inflation levels during 2016 and the slow growth of the economy during 2017.

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

The increase in the effective income tax rate in 2017 was due to the fact that during 2016, there was a tax reversion in the provision of the income tax after the income statement was finalized, meaning that there was certainty about the payable taxes based on the income generated during the fiscal period. The effective tax rate for 2016 was 29.66%.

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

Also in 2016, Bancolombia eliminated the “Leasing” segment as a result of the merger between Leasing Bancolombia S.A. and Bancolombia S.A. on September 30. As a result of this merger the “Leasing” segment disappeared and the “Banking Colombia” and “All other” segments changed their composition. “Banking Colombia” includes Leasing Bancolombia S.A. and “All other” includes Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C., Leasing Perú S.A., Transportempo S.A.S., Capital Investment Safi S.A. and Fondo de Inversión en Arrendamiento Operativo Renting Perú. During 2018, the investment in Leasing Perú S.A, Capital Investment Safi S.A. and Arrendamiento Operativo Renting Perú were sold. The investment in Arrendamiento Operativo CIB S.A.C. is classified as Asset held for sale and sold on March 29, 2019. For further information see Note 33. Subsequent Events.

In 2018, there was a change in presentation of fees due to the adoption of IFRS 15. Information for previous periods has been reclassified to conform to the new presentation.

Banking Colombia: this segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank´s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank´s corporate and government sales force targets and specializes in companies with more than COP 20,000 million in revenue in nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

Tuya S.A. was discontinued in the year ending as of December 31, 2016. The segment information reported on the next pages does not include any amounts for that discontinued operation, which is described in more detail in note 30 discounted operations in the Consolidated Financial Statements.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	12,215,644	12,995,017	11,586,785	(6.00%)	12.15%
Interest income on loans and financial leases	11,990,678	12,586,875	11,196,951	(4.74%)	12.41%
Total debt investments	366,354	602,304	464,504	(39.17%)	29.67%
Derivatives	(17,023)	(54,156)	(10,197)	(68.57%)	431.10%
Total liquidity operations	(124,365)	(140,006)	(64,473)	(11.17%)	117.15%
Interest expenses	(4,194,772)	(4,791,976)	(4,542,701)	(12.46%)	5.49%

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	8,020,872	8,203,041	7,044,084	(2.22%)	16.45%
Total credit impairment charges, net	(3,354,330)	(3,195,837)	(1,797,848)	4.96%	77.76%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,666,542	5,007,204	5,246,236	(6.80%)	(4.56%)
Revenues (expenses) from transactions with other operating segments of the Bank	(6,986)	(59,884)	(65,915)	(88.33%)	(9.15%)
Fee and commission income	2,841,302	2,531,221	2,063,018	12.25%	22.70%
Fee and commission expense	(1,009,573)	(889,481)	(767,655)	13.50%	15.87%
Total fees and commission income, net	1,831,729	1,641,740	1,295,363	11.57%	26.74%
Other operating income (1)	250,598	608,025	569,326	(58.78%)	6.80%
Dividends received, and share of profits of equity method investees	(49,316)	(53,141)	(264,715)	(7.20%)	(79.93%)
Total operating income, net	6,692,567	7,143,944	6,780,295	(6.32%)	5.36%
Operating expenses (2)	(4,902,500)	(4,715,976)	(4,142,515)	3.96%	13.84%
Impairment, depreciation and amortization	(177,779)	(147,262)	(147,261)	20.72%	0.00%
Total operating expenses	(5,080,279)	(4,863,238)	(4,289,776)	4.46%	13.37%
Profit before tax	1,612,288	2,280,706	2,490,519	(29.31%)	(8.42%)
Segment assets	138,901,712	130,417,668	122,595,540	6.51%	6.38%
Segment liabilities	(128,867,654)	(121,432,832)	(114,845,318)	6.12%	5.74%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for Banking Colombia decreased by 29.31% to COP 1,612 billion.

Total interest and valuation decreased by 6.00% to COP 12,216 billion. This contraction resulted from a slow credit growth, a compression in margins and lower income generated from loans in stage 3 from IFRS 9 implementation, during the year. Interest income from consumer loans grew by 10.18%, mortgages by 1.37% while commercial loans interest decreased by 14.14% and leasing decreased by 7.02%. Consumer loan growth and net interest income was mainly driven by high-income individuals.

Total credit impairment charges, net increased by 4.96% to COP 3,354 billion. This increase resulted from specific defaults related to a few corporate clients and small and medium enterprises that defaulted, mainly in the first half of the year and the application of IFRS 9 in 2018.

Total fees and commission net, increased by 11.57% to COP 1,832 billion, due to the better performance of credit and debit cards, bancassurance business and banking services.

Dividends received, and share of profits of equity method investees, decreased by 7.20% to COP 49 billion, due to a lower net income generation from equity investments.

Other operating income decreased 58.78% during 2018, due to losses in unhedged positions in US dollars trading and derivative contracts. Also, during 2017 the sale of premises and equipment and some assets held for sale generated higher gains when compared to 2018.

Total operating expenses increased by 4.46% to COP 5,080 billion. The low-cost growth is explained by several strategies implemented in the efficiency front including cost control initiatives automation and process improvement.

Assets attributable to Banking Colombia grew by 6.51% during the year, mainly driven by growth in the loan book.

Analysis of 2017 versus 2016

In 2017, profit before taxes for Banking Colombia decreased by 8.42% to COP 2,281 billion.

Total interest and valuation increased 12.15% to COP 12,995 billion. This growth resulted from an expansion of the net interest margin and valuation on financial instruments and from higher volumes of peso-denominated loans. Interest income from consumer loans grew by 30.33%, Leasing by 8.24%, mortgages by 3.40% and commercial by 0.86%. Demand for consumer loans was mainly driven by high-income individuals.

Total credit impairment charges, net increased by 77.76% to COP 3,196 billion. This increase resulted from specific defaults related to a few corporate clients, as well as some deterioration in the SMEs and consumer segments.

Total fees and commission net, increased by 26.74% to COP 1,642 billion, due to the better performance of credit and debit cards, bancassurance business and banking services.

Dividends received, and share of profits of equity method investees, decreased by 79.93% to COP 53 billion, due to a lower net income generation from equity investments, mainly from TUYA. The reduction in dividends was also due to the 2016 sale of 94.58% participation in Renting Colombia to Banca de Inversion Bancolombia, as a result of which dividends from this company were not received by this segment during 2017.

Other operating income increased 6.80% during 2017 because of gains from the sale of premises and equipment and some assets held for sale.

Total operating expenses increased by 13.37% to COP 4,863 billion, due to increases in severance packages because of the reduction in the headcount during 2017, as well as, the automation and optimization of processes, which required IT investments in robotics and consulting services expenses.

Assets attributable to Banking Colombia grew by 6.38% during the year, mainly driven by growth in loans, financial assets investments, and interbank deposits.

Banking El Salvador through Banco Agrícola S.A.: this segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador through Banco Agrícola S.A. Banking El Salvador also includes operations of the following subsidiaries: Arrendadora Financiera S.A., Credibac S.A. de CV, Valores Banagrícola S.A. de C.V.

This segment is also responsible for the management of Banco Agrícola’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	931,405	882,806	901,757	5.51%	(2.10%)
Interest income on loans and financial leases	861,174	830,050	844,687	3.75%	(1.73%)
Total debt investments	25,081	31,582	48,264	(20.58%)	(34.56%)
Total liquidity operations	45,150	21,174	8,806	113.23%	140.45%
Interest expenses	(252,351)	(256,994)	(252,011)	(1.81%)	1.98%

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	679,054	625,812	649,746	8.51%	(3.68%)
Total credit impairment charges, net	(94,301)	(110,018)	(55,985)	(14.29%)	96.51%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	584,753	515,794	593,761	13.37%	(13.13%)
Revenues (expenses) from transactions with other operating segments of the Bank	(2,029)	(963)	(3,054)	110.70%	(68.47%)
Fee and commission income	227,114	211,159	203,623	7.56%	3.70%
Fee and commission expense	(43,216)	(40,325)	(45,361)	7.17%	(11.10%)
Total fees and commission income, net	183,898	170,834	158,262	7.65%	7.94%
Other operating income (1)	4,842	(7,799)	1,302	(162.09%)	(698.99%)
Dividends received, and share of profits of equity method investees	1,894	324	711	484.57%	(54.43%)
Total operating income, net	773,358	678,190	750,982	14.03%	(9.69%)
Operating expenses (2)	(402,831)	(383,002)	(390,309)	5.18%	(1.87%)
Impairment, depreciation and amortization	(26,122)	(34,671)	(50,323)	(24.66%)	(31.10%)
Total operating expenses	(428,953)	(417,673)	(440,632)	2.70%	(5.21%)
Profit before tax	344,405	260,517	310,350	32.20%	(16.06%)
Segment assets	14,661,091	12,987,250	12,978,212	12.89%	0.07%
Segment liabilities	(12,931,491)	(11,248,123)	(11,226,682)	14.97%	0.19%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for Banking El Salvador increased by 32.20% to COP 344 billion.

Total interest and valuation increased by 5.51% to COP 931 billion, mainly explained by the growth of the loan book. Interest income from corporate loans, consumer loans and leasing operations grew by 3.16%, 8.35% and 16.66%, respectively.

Total credit impairment charges, net were COP 94 billion, decreasing by 14.29% from the level in 2017, due to an improvement in the credit quality, as well as, some recoveries of provision expenses.

Total fees and commissions, net increased by 7.65% to COP 184 billion mainly due to a grow in fees from banking services, check remittances, acceptances, guarantees and Standby letters of credits and trust products.

Total operating expenses increased by 2.70% to COP 429 billion, mainly explained by the increase in compensation payments.

Assets attributable to Banking El Salvador grew by 12.89% during the year, mainly driven by growth in loans.

Analysis of 2017 versus 2016

In 2017, profit before taxes for Banking El Salvador decreased by 16.06% to COP 261 billion.

Total interest and valuation decreased by 2.10% to COP 883 billion, mainly explained by the reduction in income from government securities, which posted a significant mark-to-market decline in value during the year, and lower contribution of commercial loans, which decreased due to weak demand from corporate clients.

Total credit impairment charges net, were COP 110 billion, increasing by 96.51% from the level in 2016, due to a deterioration in financial leases of certain corporate clients.

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

Banking Panama: this segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment includes all the operations of Banistmo and its subsidiaries, which are managed and monitored by the Chief Operating Decision Maker on a consolidated basis.

This segment is also responsible for the management of Banistmo’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	1,573,928	1,495,446	1,399,852	5.25%	6.83%
Interest income on loans and financial leases	1,449,441	1,374,398	1,284,986	5.46%	6.96%
Total debt investments	101,599	93,154	94,284	9.07%	(1.20%)
Derivatives	(13,250)	438	3,274	(3125.11%)	(86.62%)
Total liquidity operations	36,138	27,456	17,308	31.62%	58.63%
Interest expenses	(558,126)	(523,312)	(457,611)	6.65%	14.36%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	1,015,802	972,134	942,241	4.49%	3.17%
Total credit impairment charges, net	(269,164)	(46,468)	(367,781)	479.25%	(87.37%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	746,638	925,666	574,460	(19.34%)	61.14%
Revenues (expenses) from transactions with other operating segments of the Bank	(30,634)	(26,837)	(20,600)	14.15%	30.28%
Fee and commission income	312,762	317,753	291,853	(1.57%)	8.87%
Fee and commission expense	(120,520)	(112,986)	(111,590)	6.67%	1.25%
Total fees and commission income, net	192,242	204,767	180,263	(6.12%)	13.59%
Other operating income (1)	39,781	8,662	18,851	359.27%	(54.05%)
Dividends received, and share of profits of equity method investees	4,240	7,038	4,692	(39.76%)	50.00%
Total operating income, net	952,267	1,119,296	757,666	(14.92%)	47.73%
Operating expenses (2)	(554,890)	(569,219)	(589,535)	(2.52%)	(3.45%)
Impairment, depreciation and amortization	(55,127)	(55,197)	(62,459)	(0.13%)	(11.63%)
Total operating expenses	(610,017)	(624,416)	(651,994)	(2.31%)	(4.23%)
Profit before tax	342,250	494,880	105,672	(30.84%)	368.32%
Segment assets	31,006,334	28,055,391	27,195,988	10.52%	3.16%
Segment liabilities	(26,686,169)	(24,014,188)	(23,401,132)	11.13%	2.62%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for Banking Panama decreased by 30.84% to COP 342 billion.

Total interest and valuation increased by 5.25% to COP 1,574 billion, due to the growth in the loan portfolio, mainly in commercial loans and leasing, as well as an increase in overnight and market funds and debt investments. Interest income from commercial loans grew 8.50% and leasing grew 6.99%.

Total credit impairment charges, net were COP 269 billion, compared with COP 46 billion for 2017. This increase is mainly explained by lower recoveries from provisions than in 2017, when Banking Panama reversed a provision relating to one large corporate credit that had been impaired in 2016.

Total fees and commission, net decreased by 6.12% to COP 192 billion due to lower dynamisms in the volume of transactions that affected the line of banking services.

Total operating expenses decreased by 2.31% to COP 610 billion, mainly due to several strategies implemented to control cost, improve processes and digital front.

Assets attributable to Banking Panama increased by 10.52% during the year.

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

Total credit impairment charges, net were COP 46 billion, compared with COP 368 billion for 2016. This decrease is explained mainly by the improvement in the loan collection processes in Banistmo as well as the reversal of allowances of certain past due loans and in particular one large corporate credit.

Total fees and commission, net increased by 13.59% to COP 205 billion due to higher commissions from banking services, check remittances and trust products.

Total operating expenses decreased by 4.23% to COP 624 billion, mainly due to the reduction of the headcount by 7.54% during 2017.

Assets attributable to Banking Panama increased by 3.16% during the year.

Banking Guatemala: this segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A. and its subsidiaries.

This segment is also responsible for the management of Banco Agromercantil’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	894,934	865,038	869,329	3.46%	(0.49%)
Interest income on loans and financial leases	821,276	767,986	763,031	6.94%	0.65%
Total debt investments	72,896	100,193	96,081	(27.24%)	4.28%
Derivatives	-	-	5,323	0.00%	(100.00%)
Total liquidity operations	762	(3,141)	4,894	(124.26%)	(164.18%)
Interest expenses	(360,988)	(348,726)	(348,219)	3.52%	0.15%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	533,946	516,312	521,110	3.42%	(0.92%)
Total credit impairment charges, net	(136,289)	(125,877)	(127,839)	8.27%	(1.53%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	397,657	390,435	393,271	1.85%	(0.72%)
Revenues (expenses) from transactions with other operating segments of the Bank	(7,574)	(972)	701	679.22%	(238.66%)
Fee and commission income	141,253	126,022	81,737	12.09%	54.18%
Fee and commission expense	(29,320)	(24,457)	(22,992)	19.88%	6.37%
Total fees and commission income, net	111,933	101,565	58,745	10.21%	72.89%
Other operating income (1)	52,287	54,246	55,942	(3.61%)	(3.03%)
Dividends received, and share of profits of equity method investees	580	608	779	(4.61%)	(21.95%)
Total operating income, net	554,883	545,882	509,438	1.65%	7.15%
Operating expenses (2)	(373,279)	(343,646)	(323,001)	8.62%	6.39%
Impairment, depreciation and amortization	(84,996)	(101,392)	(112,429)	(16.17%)	(9.82%)
Total operating expenses	(458,275)	(445,038)	(435,430)	2.97%	2.21%
Profit before tax	96,608	100,844	74,008	(4.20%)	36.26%
Segment assets	13,556,846	12,163,561	11,765,670	11.45%	3.38%
Segment liabilities	(11,952,105)	(10,593,967)	(10,462,755)	12.82%	1.25%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for Banking Guatemala decreased by 4.20% to COP 97 billion.

Total interest and valuation increased by 3.46% to COP 895 billion due to a better performance of consumer loans and mortgages loans. Interest income from consumer loans grew by 21.75% and mortgages by 28.93%.

Total credit impairment charges, net were COP 136 billion, increasing by 8.27% from the level in 2017.

Total fees and commission, net increased by 10.21% to COP 112 billion due to higher commissions from banking services and acceptances, guarantees and standby letters of credits.

Total operating expenses increased by 2.97% to COP 458 billion, mainly due to several strategies implemented to control cost, improve processes and enhance digital capabilities.

Assets attributable to Banking Guatemala increased by 11.45% during the year.

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

Trust: this segment provides trust and asset management services to clients in Colombia and Peru through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria and FiduPerú S.A. Sociedad Fiduciaria (in winding up process). The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

Investment in FiduPerú S.A. was classified as Asset held for sale in Statement of Financial Position as of December 31, 2018. The Bank started in 2018 a process of winding up for this investment located in Peru. For further information, see note 12 Assets held for sale and inventories.

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	404	794	827	(49.12%)	(3.99%)
Total debt investments	105	193	283	(45.60%)	(31.80%)
Total liquidity operations	299	601	544	(50.25%)	10.48%
Interest expenses	(39)	(102)	(20)	(61.76%)	410.00%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	365	692	807	(47.25%)	(14.25%)
Total credit impairment charges, net	(826)	(549)	(164)	50.46%	234.76%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(461)	143	643	(422.38%)	(77.76%)
Revenues (expenses) from transactions with other operating segments of the Bank	(32,509)	(33,024)	(22,893)	(1.56%)	44.25%
Fee and commission income	313,908	285,648	239,610	9.89%	19.21%
Fee and commission expense	(2,380)	(1,982)	(865)	20.08%	129.13%
Total fees and commission income, net	311,528	283,666	238,745	9.82%	18.82%
Other operating income (1)	19,826	13,560	13,500	46.21%	0.44%
Dividends received, and share of profits of equity method investees	18,572	18,249	16,873	1.77%	8.16%
Total operating income, net	316,956	282,594	246,868	12.16%	14.47%
Operating expenses (2)	(111,614)	(113,482)	(87,951)	(1.65%)	29.03%
Impairment, depreciation and amortization	(588)	(540)	(612)	8.89%	(11.76%)
Total operating expenses	(112,202)	(114,022)	(88,563)	(1.60%)	28.75%
Profit before tax	204,754	168,572	158,305	21.46%	6.49%
Segment assets	14,700	81,928	124,472	(82.06%)	(34.18%)
Segment liabilities	(86,524)	(76,856)	(71,591)	12.58%	7.35%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for the Trust segment increased by 21.46% to COP 205 billion.

Total fees and commission, net increased by 9.82% to COP 312 billion driven by higher volume of transactions, higher value of assets under management and corporate trust fees.

Assets attributable to the Trust segment decreased by 82.06% during the year to COP 14 billion. Since 2017, the Bank has the intention to sell its participation in the company FiduPerú S.A. Sociedad Fiduciaria. Therefore, the Bank expects that its carrying amount will be recovered principally through a sale transaction rather than through continuing use. As a result, this company is disclosed in the Statement of Financial Position as assets held for sale which explains largely the decrease in the assets of the segment. The sale is highly probable, and this company is available for immediate sale subject only to customary terms for sale. Likewise, in September 2018, FiduPerú S.A. returned capital to its shareholders at the end of the 2018, the Management adjusted the book value of the assets based on the fair value of the company.

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

Investment Banking: this segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Corporación Financiera. Its customers include private and publicly-held corporations as well as government institutions.

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	22	94	136	(76.60%)	(30.88%)
Total debt investments	22	94	136	(76.60%)	(30.88%)
Interest expenses	-	-	-	0.00%	0.00%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	22	94	136	(76.60%)	(30.88%)
Total credit impairment charges, net	(135)	466	(423)	(128.97%)	(210.17%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(113)	560	(287)	(120.18%)	(295.12%)
Revenues (expenses) from transactions with other operating segments of the Bank	20,187	16,209	12,891	24.54%	25.74%
Fee and commission income	20,271	28,747	19,843	(29.48%)	44.87%
Fee and commission expense	(46)	(52)	(22)	(11.54%)	136.36%
Total fees and commission income, net	20,225	28,695	19,821	(29.52%)	44.77%
Other operating income(1)	965	1,886	2,285	(48.83%)	(17.46%)
Dividends received, and share of profits/losses of equity method investees	(67,990)	(70,114)	202,062	(3.03%)	(134.70%)
Joint venture impairment (2)	173,339	(173,339)	-	(200.00%)	0.00%

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total operating income, net	146,613	(196,103)	236,772	(174.76%)	(182.82%)
Operating expenses (3)	(24,110)	(34,100)	(26,662)	(29.30%)	27.90%
Impairment, depreciation and amortization	(131)	(133)	(93)	(1.50%)	43.01%
Total operating expenses	(24,241)	(34,233)	(26,755)	(29.19%)	27.95%
Profit before tax	122,372	(230,336)	210,017	(153.13%)	(209.67%)
Segment assets	94,204	223,730	215,281	(57.89%)	3.92%
Segment liabilities	(40,741)	(48,191)	(119,090)	(15.46%)	(59.53%)
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes impairment in 2017 of the investment in joint venture Compañía de Financiamiento Tuya S.A., and recovery of the same in 2018 For more information see Note 7 Investments in associates and joint ventures.in 2017 of the investment., and recovery of the same in 2018.
(3)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for the Investment Banking segment increased to COP 122 billion from COP (230) billion in 2017. The increase is mainly explained by the reversion of the impairment of the TUYA operation by COP 173 billion. This reversion was due to the signficant upward revaluation of the consumer loan portfolio in Colombia during 2018. There was an improvement in loan coverage rates due to the economic cycle, as well as, the current payment behavior in the consumer segment. For futher information, see note 7 investments in associates and joint ventures to the Consolidated Financial Statements.

Total interest and valuation decreased by 76.60% to COP 22 million, due to lower investments valuation in debt investments.

Dividends received, and share of profits of equity method investees, increased to COP (68) billion from COP (70) billion in 2017, largely due to elimination of intercompanies’ transactions, related to dividends received from other segment´s subsidiaries.

Total operating expenses decreased by 29.19% to COP 24 billion, during 2017 there were higher expenses regarding external consulting services fees related to a relevant project for this segment.

Assets attributable to Investment Banking decreased by 57.89% to COP 94 billion.

Analysis of 2017 versus 2016

In 2017, profit before taxes for the Investment Banking segment decreased to COP (230) billion from COP 210 billion in 2016. The decrease is mainly explained by the impairment of the TUYA operation by COP 173 billion.

Total interest and valuation decreased by 30.88% to COP 94 million, due to lower investments valuation in debt investments.

Dividends received, and share of profits of equity method investees, decreased to COP (70) billion from COP 202 billion in 2016, largely due to elimination of intercompanies’ transactions, related to dividends received from other segment´s subsidiaries.

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

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	24,273	8,916	17,160	172.24%	(48.04%)
Total debt investments	14,728	15,147	18,094	(2.77%)	(16.29%)
Derivatives	7,694	(7,661)	(2,113)	(200.43%)	262.57%
Total liquidity operations	1,851	1,430	1,179	29.44%	21.29%
Interest expenses	(15)	(72)	(33)	(79.17%)	118.18%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	24,258	8,844	17,127	174.29%	(48.36%)
Total credit impairment charges, net	155	(147)	(25)	(205.44%)	488.00%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	24,413	8,697	17,102	180.71%	(49.15%)
Revenues (expenses) from transactions with other operating segments of the Bank	55,843	53,075	38,677	5.22%	37.23%
Fee and commission income	113,970	97,185	80,571	17.27%	20.62%
Fee and commission expense	(2,734)	(482)	(511)	467.22%	(5.68%)
Total fees and commission income, net	111,236	96,703	80,060	15.03%	20.79%
Other operating income (1)	(10,468)	(11,647)	(9,923)	(10.12%)	17.37%
Dividends received, and share of profits of equity method investees	(12,416)	12,278	32,567	(201.12%)	(62.30%)
Total operating income, net	168,608	159,106	158,483	5.97%	0.39%
Operating expenses (2)	(98,687)	(101,255)	(110,317)	(2.54%)	(8.21%)
Impairment, depreciation and amortization	(1,402)	(1,398)	(1,980)	0.29%	(29.39%)
Total operating expenses	(100,089)	(102,653)	(112,297)	(2.50%)	(8.59%)
Profit before tax	68,519	56,453	46,186	21.37%	22.23%
Segment assets	102,593	194,959	136,471	(47.38%)	42.86%
Segment liabilities	(56,952)	(56,786)	(51,937)	0.29%	9.34%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for the Brokerage segment increased by 21.37% to COP 69 billion from COP 56 billion in 2017.

Total interest and valuation increased by 172.24% to COP 24 billion, due to gains on derivatives relating to securities and securities indexes and repurchase transactions, compared with losses in the same lines during 2017.

Total fees and commission, net increased by 15.03% to COP 111 billion, due to higher volume of fees related to distribution and intermediation of securities, trust products and asset management.

Total operating expenses decreased by 2.50% to COP 100 billion, mainly due to tighter control on expenses during the year.

Assets attributable to the Brokerage segment decreased by 47.38% during the year.

Analysis of 2017 versus 2016

In 2017, profit before taxes for the Brokerage segment increased by 22.23% to COP 56 billion from COP 46 billion in 2016.

Total interest and valuation decreased by 48.04% to COP 9 billion, due to losses in operations relating to debt investments, derivatives relating to securities and securities indexes and repurchase transactions.

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

Off Shore: this segment provides a complete line of offshore banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Caymán S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, those banks also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	547,878	444,649	442,107	23.22%	0.57%
Interest income on loans and financial leases	434,754	412,418	431,381	5.42%	(4.40%)
Total debt investments	20,559	16,329	16,205	25.90%	0.77%
Derivatives	86,779	6,085	(7)	1326.11%	(87028.57%)
Total liquidity operations	5,786	9,817	(5,472)	(41.06%)	(279.40%)
Interest expenses	(247,666)	(226,304)	(252,030)	9.44%	(10.21%)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	300,212	218,345	190,077	37.49%	14.87%
Total credit impairment charges, net	19,039	6,541	(52,294)	191.07%	(112.51%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	319,251	224,886	137,783	41.96%	63.22%
Revenues (expenses) from transactions with other operating segments of the Bank	98,987	101,327	99,914	(2.31%)	1.41%
Fee and commission income	20,840	19,390	30,263	7.48%	(35.93%)
Fee and commission expense	(3,408)	(2,874)	(3,253)	18.58%	(11.65%)
Total fees and commission income, net	17,432	16,516	27,010	5.55%	(38.85%)
Other operating income (1)	15,668	6,428	16,453	143.75%	(60.93%)
Dividends received, and share of profits of equity method investees	(270,523)	(239,328)	(269,096)	13.03%	(11.06%)
Total operating income, net	180,815	109,829	12,064	64.63%	810.39%
Operating expenses (2)	(53,313)	(56,593)	(60,688)	(5.80%)	(6.75%)
Impairment, depreciation and amortization	(2,072)	(967)	(972)	114.27%	(0.51%)
Total operating expenses	(55,385)	(57,560)	(61,660)	(3.78%)	(6.65%)
Profit before tax	125,430	52,269	(49,596)	139.97%	(205.39%)
Segment assets	10,200,892	9,329,498	10,847,782	9.34%	(14.00%)
Segment liabilities	(11,931,294)	(10,636,804)	(12,251,502)	12.17%	(13.18%)
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for the Off Shore segment increased to COP 125 billion.

Total interest and valuation increased by 23.22% to COP 548 billion, driven by higher revenues from commercial and consumer loans, as well as, overnight and market funds. The results also reflect the increase in value of a series of call options held by Bancolombia Panamá. The call options were part of the the agreement between Bancolombia Panamá and BAM Financial Corporation (BFC) entered into at the time of the acquisition by Bancolombia Panamá of a 60% interest in BFC. Under the agreement, Bancolombia Panama has the right to buy and BFC the obligation to sell the remaining 40% interest in BFC not currently owned by Bancolombia Panamá and BFC has a put option on those same interests during the same period. Bancolombia Panamá remeasures the fair value of the put option annually and recognized a significant gain as of December 31, 2018 amounting to USD 29 million, which is reflected in the derivatives line.

Total credit impairment charges, net were recoveries of COP 19 billion, increasing by 191.07% from recoveries of COP 6.5 billion in 2017. This increase is mainly explained by recoveries of impaired loans and the update of macroeconomic parameters in the determination of the LGD (Loss given default).

Total fees and commission, net increased by 5.55% to COP 17 billion, mainly due to higher fees from acceptances, guarantees and standby letters of credits.

Total operating expenses decreased by 3.78% to COP 55 billion, mainly due to tighter control on expenses during the year.

Assets attributable to the Off Shore segment increased by 9.34% to COP 10,201 billion.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

Analysis of 2017 versus 2016

In 2017, profit before taxes for the Off Shore segment increased to COP 52 billion.

Total interest and valuation increased by 0.57% to COP 445 billion, driven by higher revenues from overnight and market funds.

Total credit impairment charges, net were COP 6 billion, this variation is mainly explained by the recoveries of provisions taken in previous years of some clients. Also, there was an update of certain parameters in the determination of the PD (Probability of Default).

Total fees and commission, net decreased by 38.85% to COP 17 billion mainly due to more expensive banking services in Bancolombia Panama.

Total operating expenses decreased by 6.65% to COP 58 billion, mainly due to tighter control on expenses during the year.

Assets attributable to the Off Shore segment decreased by 14.00% to COP 9,329 billion.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

All Other: this segment provides financial and operational leases activities, including cross-border and international leasing services to clients in Colombia, Central America and Mexico. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S., Arrendamiento Operativo CIB S.A.C. and Transportempo S.A.S. This segment also includes results from particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

According to the quantitative threshold test required by IFRS 8 Operating Segments, the revenue reported by “all other segments” is less than 10 percent of the combined revenue of all operating segments and its assets represent less than 10 percent of all operating segments combined assets of the Bank.

The investment in Arrendamiento Operativo CIB S.A.C. is classified as Asset held for sale and sold on March 29, 2019. For further information see Note 33. Subsequent Events.

	Year ended December 31,
	2018	2017	2016	Change 2018-2017	Change 2017-2016
	In millions of COP
Total interest and valuation	14,737	10,201	30,299	44.47%	(66.33%)
Interest income on loans and financial leases	9,049	13,000	25,819	(30.39%)	(49.65%)
Total debt investments	32	735	3,145	(95.65%)	(76.63%)
Derivatives	-	(289)	(1,030)	(100.00%)	(71.94%)
Total liquidity operations	5,656	(3,245)	2,365	(274.30%)	(237.21%)
Interest expenses	(56,259)	(85,928)	(99,991)	(34.53%)	(14.06%)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	(41,522)	(75,727)	(69,692)	(45.17%)	8.66%
Total credit impairment charges, net	(7,221)	1,696	871	(525.77%)	94.72%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(48,743)	(74,031)	(68,821)	(34.16%)	7.57%
Revenues (expenses) from transactions with other operating segments of the Bank	(95,285)	(48,931)	(39,721)	94.73%	23.19%
Fee and commission income	2,988	3,989	1,699	(25.09%)	134.79%
Fee and commission expense	(1,859)	(2,476)	(1,526)	(24.92%)	62.25%
Total fees and commission income, net	1,129	1,513	173	(25.38%)	774.57%
Other operating income (1)	912,738	885,182	888,529	3.11%	(0.38%)
Dividends received, and share of profits of equity method investees	(34,485)	(61,156)	(175,595)	(43.61%)	(65.17%)
Recovery (Impairment) charges on cash-generating unit	(4,583)	-	-	0.00%	0.00%
Total operating income, net	730,771	702,577	604,565	4.01%	16.21%
Operating expenses (2)	(467,770)	(430,212)	(400,243)	8.73%	7.49%
Impairment, depreciation and amortization	(144,722)	(137,377)	(137,672)	5.35%	(0.21%)
Total operating expenses	(612,492)	(567,589)	(537,915)	7.91%	5.52%
Profit before tax	118,279	134,988	66,650	(12.38%)	102.53%
Segment assets	5,432,346	4,773,601	4,600,424	13.80%	3.76%
Segment liabilities	(1,185,302)	(1,440,368)	(1,494,960)	(17.71%)	(3.65%)
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2018 versus 2017

In 2018, profit before taxes for All Other decreased by 12.38% to COP 118 billion.

Other operating income, increased to COP 913 billion in 2018 compared to COP 885 billion in 2017. This increase is mainly explained by the growth in operating leases by 12.75%.

Assets attributable to All Other increased by 13.80% to COP 5,432 billion.

Analysis of 2017 versus 2016

In 2017, profit before taxes for All Other increased by 102.53% to COP 135 billion.

Other operating income, decreased during the year reaching COP 885 billion in 2017 compared to COP 888 billion in 2016.

Assets attributable to All Other increased by 3.76% to COP 4,774 billion.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Liquidity Management

The Asset and Liability Management Committee, or ALCO, sets the main policies of liquidity and funding for the Bank in accordance with the Bank’s appetite statement of financial position structure.

The Bank uses a variety of funding sources to generate liquidity, taking into consideration market conditions, interest rates, liquidity needs and the appetite maturity profile of funding instruments. Consequently, policies are designed to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure.

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

Liquid Assets

During 2018, the Bank maintained a solid liquidity position. As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper operation under normal conditions but also to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last two years:

Liquid Assets (1)	December 31, 2018	December 31, 2017
High quality Liquid Assets *
Cash	15,370,693	14,793,855
High quality liquid securities	9,268,481	7,963,343
Other Liquid Assets
Other securities **	1,867,576	1,617,158
Total Liquid Assets	26,506,750	24,374,356
(1)	Feature possesses the high liquidity available in all cases, and those liquid assets received by the Central Bank for its operations expansion and monetary contraction. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

*High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.

**Other Securities: Securities issued by financial and corporate entities.

The Bank measures liquid assets on a daily basis and compares this result to an objective target set by the Risk Committee. Under this rule, daily liquid assets must be equal to or higher than this target. In the event the limit is not reached, there is a five-day period to increase liquidity levels.

Cash is important to guarantee branch and ATM operations. The Bank’s expansion across the Colombian territory requires considerable levels of cash; however, cash levels are daily monitored in order to minimize opportunity costs. Additionally, cash is considered in the mandatory bank reserve established by the Central Bank.

Securities that comprise liquid assets are reviewed by the ALCO considering the Bank’s liquidity objective. Even though available for sale and held to maturity debt instruments cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that can be posted to the Central Bank as collateral.

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

Funding Structure

As of December 31, 2018, the Bank’s liabilities reached COP 193,458 billion, a 7.79% increase compared to December 31, 2017. Liabilities denominated in Colombian Pesos increased by 3.96 percentage points, and liabilities denominated in U.S. dollars increased by 13.26%. This change is principally the result of the increase in COP denominated checking and saving accounts and other liabilities, and an increase in USD denominated saving accounts, time deposits and borrowings from financial institutions, offset by a decline in COP denominated debt instruments, borrowings from financial institutions and repurchase agreements. However, around 67% of the increase in liabilities denominated in U.S. dollars, is explained by the depreciation of the USD/COP exchange rate, which was 8.91% in 2018.

	As of December 31,
	2018	2017
	In millions of COP, except percentages
Total funding
Peso-denominated	109,707,245	105,532,426
Dollar-denominated.	83,751,148	73,946,235
Total Liabilities	193,458,393	179,478,661

In 2018, the Bank experienced a growth in deposits which reached COP 142,128 billion at year-end, an increase of COP 10,169 billion, or 7.71% compared to the level at December 31, 2017. COP denominated deposits increased by 6.78%, explained mainly by the rise in COP denominated checking and saving accounts, while USD denominated deposits increased by 9.35% as a result of the rise in USD denominated saving accounts and time deposits, affected by the exchange rate as mentioned earlier. The ratio of deposits to total assets was 64.57%, decreasing by 14 basis points compared to 2017.

	As of December 31,
	2018	2017
	In millions of COP
Total Deposits	142,128,471	131,959,215

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2018 and 2017.

	2018	2017
Checking deposits	12.5%	12.3%
Time deposits	29.4%	30.0%
Savings deposits	30.9%	30.2%
Other deposits	0.8%	0.9%
Percentage of Total Liabilities	73.6%	73.4%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2018 were 73.6%, increasing from 73.4% of total liabilities at year-end 2017.

The ratio of net loans to deposits (including borrowing from commercial banks) was 103.23% at the end of 2018, decreasing from 104.43% as compared to 2017. This change is primarily explained by the increase in deposits and borrowings, that rose from COP 145,781 billion in 2017 to COP 158,466 billion in 2018, which was higher compared with the growth in net loans and advances to customers (the increase was COP 11,338 billion reaching an amount net of allowances of COP 163,583 billion in 2018).

	As of December 31,
	2018	2017
Net Loans to Deposits	103.23%	104.43%

The bank also funds its operations with borrowings from financial institutions. Nevertheless, in order to maintain a lower cost of funds, the growth of loans was financed mainly by deposits, as a result of which COP denominated borrowings decreased by COP 592 billion in 2018. However, USD denominated borrowings had a USD increase of 24.69% in 2018, as a result of borrowings in USD by Banistmo and Bancolombia Panama, which increased their borrowings from financial institutions by USD 385 million and USD 248 million, respectively.

Debt instruments in issue

In 2018, Bancolombia issued notes in amounts of USD 115 million and COP 300 billion of green bonds.

As of December 31, 2018, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 20,287 billion.

The following table shows the Bank´s debt instruments in issue maturity profile:

	2019	2020	2021	2022	2023	2024 and thereafter	Total
In millions of COP
Debt instruments in issue	2,659,429	2,293,277	4,105,300	5,610,982	960,453	4,657,792	20,287,233

The following table sets forth the components of the Bank’s liabilities for the years 2018 and 2017:

	As of December,
	2018	% of total funding	2017	% of total funding
	In millions of COP, except percentages
Checking accounts
Peso-denominated	13,167,428	6.8%	11,562,956	6.4%
Dollar-denominated	10,930,645	5.7%	10,502,691	5.9%
Total	24,098,073	12.5%	22,065,647	12.3%
Time deposits
Peso-denominated	30,138,408	15.6%	30,020,911	16.7%
Dollar-denominated	26,714,733	13.8%	23,940,675	13.3%
Total	56,853,141	29.4%	53,961,586	30.0%
Savings accounts
Peso-denominated	45,784,382	23.7%	41,975,168	23.4%
Dollar-denominated	13,850,997	7.2%	12,280,415	6.8%
Total	59,635,379	30.9%	54,255,583	30.2%

	As of December,
	2018	% of total funding	2017	% of total funding
	In millions of COP, except percentages
Other deposits
Peso-denominated	1,009,482	0.5%	818,387	0.4%
Dollar-denominated	532,396	0.3%	858,012	0.5%
Total	1,541,878	0.8%	1,676,399	0.9%
Interbank Deposits
Peso-denominated	117,783	0.1%	91,322	0.1%
Dollar-denominated	1,256,439	0.6%	993,269	0.6%
Total	1,374,222	0.7%	1,084,591	0.7%
Derivate financial instrument-Liabilities
Peso-denominated	1,278,236	0.7%	937,950	0.5%
Dollar-denominated	16,834	0.0%	7,903	0.0%
Total	1,295,070	0.7%	945,853	0.5%
Borrowings from other financial institutions (1)
Peso-denominated	4,546,575	2.4%	5,139,129	2.9%
Dollar-denominated	11,791,389	6.1%	8,683,023	4.8%
Total	16,337,964	8.5%	13,822,152	7.7%
Debt instruments in issue
Peso-denominated	4,607,153	2.3%	4,987,702	2.8%
Dollar-denominated	15,680,080	8.1%	14,661,012	8.2%
Total	20,287,233	10.4%	19,648,714	11.0%
Repurchase agreements and other similar secured borrowing
Peso-denominated	2,276,812	1.1%	3,210,674	1.8%
Dollar-denominated	38,743	0.0%	25,454	0.0%
Total	2,315,555	1.1%	3,236,128	1.8%
Other liabilities
Peso-denominated	6,780,986	3.5%	6,788,227	3.8%
Dollar-denominated	2,938,892	1.5%	1,993,781	1.1%
Total	9,719,878	5.0%	8,782,008	4.9%
Total funding
Peso-denominated	109,707,245	56.7%	105,532,426	58.8%
Dollar-denominated	83,751,148	43.3%	73,946,235	41.2%
Total Liabilities	193,458,393	100.0%	179,478,661	100.0%

(1) Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

The following table shows net cash provided by (used in) operating activities, net cash (used in) provided by investing activities and net cash (used in) provided by financing activities, for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
	In millions of COP
Operating activities	1,042,858	2,939,588	3,601,418
Investing activities	(1,381,842)	(1,908,080)	(1,027,627)
Financing activities	(732,711)	(3,620,909)	(343,839)
Net increase/decrease in cash and cash equivalents	(1,071,695)	(2,589,401)	2,229,952

Operating Activities

In 2018, operating activities resulted in positive net cash as a result of the increase in deposits by customers to COP 6,189 billion and the COP 15,585 billion of interest received. The increase in loans and advances to customers and financial institutions was COP 12,952 billion, compared with COP 11,266 billion and COP 10,853 billion in 2017 and 2016 respectively. The interest paid was COP 5,103 billion of cash in 2018, COP 5,798 billion in 2017 and COP 5,229 billion in 2016. The value of investment securities recognized at fair value through profit and losses increased by COP 615 billion in 2018, while in 2017 it decreased by COP 1,599 billion and in 2016 it increased by COP 1,485 billion.

Net income has been positive; COP 2,786 billion, COP 2,754 billion and COP 2,955 billion for 2018, 2017 and 2016, respectively.

Investing Activities

In 2018, 2017 and 2016, investing activities used cash. Purchases of debt instruments at amortized cost amounted to COP 2,380 billion in 2018, COP 3,122 billion in 2017 and COP 2,077 billion in 2016; and the purchases of premises and equipment and investment properties amounted to COP 1,014 billion in 2018, compared with COP 1,132 used in 2017 and COP 1,082 billion used in 2016. Proceeds from maturities of debt instruments at amortized cost provided COP 2,214 billion in 2018, COP 2,167 in 2017 and COP 2,365 in 2016.

Investing activities related to equity securities and interests in associates and joint ventures used net cash of COP 260 billion, COP 298 billion and COP 434 billion during 2018, 2017 and 2016 respectively; and investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 702 billion, compared with COP 563 billion used during 2017, and COP 530 billion in 2016.

Financing Activities

Financing activities required cash during 2018. Proceeds from borrowings from other financial institutions provided COP 15,774 billion in 2018, COP 12,190 billion in 2017 and COP 13,594 billion in 2016. The placement of debt instruments in issue provided COP 1,150 billion in 2018, COP 3,013 in 2017 and COP 3,039 in 2016. The repayment of borrowings used COP 14,472 billion in 2018, compared with COP 17,042 used in 2017 and COP 13,744 used in 2016; and the payments of debt instruments in issue used COP 1,886 billion during 2018, COP 1,969 billion during 2017 and COP 3,099 during 2016. Cash was also used to pay dividends to stockholders in the amount of COP 735 billion, while in 2017 and 2016 this amount was COP 1,126 billion and COP 840 billion, respectively.

The decrease in repurchase agreements and other similar secured borrowing used COP 922 billion, compared with the COP 1,313 billion and the COP 706 billion provided in 2017 and 2016, respectively.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the owners of the parent company amounted to COP 24,849 billion at December 31, 2018, up 7.51% from COP 23,113 billion at December 31, 2017. This increase reflects the net effect of dividend payments, earnings during the year 2018 and all the other transactions that directly affect the stockholders’ equity attributable to the owners of the parent company.

The Bank’s capital adequacy ratio on a consolidated basis was 13.47% as of December 31, 2018, down from 14.18% in 2017. This decrease is the result of a higher value of goodwill, which increased by COP 570 billion during the year due to a depreciation of the currency around 8.91%.

The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 447 basis points above the minimum 9% required by the Colombian regulator. The basic capital ratio (Tier 1) was 10.05% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 8.14% at the end of 2018. For a full description of our capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2018 and 2017:

	As of December 31, 2018	As of December 31, 2017
	In millions of COP, except percentages
Long-term senior indebtedness	13,715,451	12,662,987
Subscribed capital	480,914	480,914
Legal reserve	17,755,450	17,157,521
Non-controlling interest	1,661,509	1,146,355
Financial statements translation adjustment	4,068,099	3,437,175
Less:
Long-term investments	(185,579)	(185,579)
Intangibles assets acquired after August 23, 2012	(4,065,668)	(4,003,643)
Primary capital (Tier 1)	19,714,725	18,032,743
Subordinated bonds	4,134,469	4,747,727
Hybrid bonds	2,437,313	2,238,000
Other comprehensive income related to investments at fair value	(12,434)	(12,434)
Non-controlling interest	144,796	170,231
Computed secondary capital (Tier 2)	6,704,144	7,143,524
Technical Capital (1)	26,418,869	25,176,267
Capital Ratios
Primary capital to risk-weighted assets (Tier 1)	10.05%	10.15%
Secondary capital to risk-weighted assets (Tier 2)	3.42%	4.03%
Risk-weighted assets including market risk	196,109,276	177,600,261
Technical capital to risk-weighted assets (2)	13.47%	14.18%

________

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

The Bank’s Treasury Division is responsible for the Sales and Trading activities in Bancolombia, Banistmo, Banco Agrícola, Bancolombia Panamá, Bancolombia Caymán, Bancolombia Puerto Rico, and Grupo Agromercantil in Guatemala. It is accountable for the execution of all transactions in domestic and foreign currencies legally authorized in Colombia and in all the countries where the Bank has presence. These includes Derivatives transactions, Fixed Income and Indexed securities trading, repurchase or resale transactions, short sales, temporary securities transfers, as well as FX trading. In 2018, the Sales Division became part of the Treasury Department with the aim to offer value-added treasury services and more competitive prices to Bancolombia’s clients. Due to this internal re-organization, the position of Proprietary Trading Director was created, reporting directly to the Chief Treasury Officer (CTO).

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

Before taking any additional position, the Bank’s Treasury Division also verifies, with respect to investments in domestic and in foreign currencies, the availability of funds for investment and each investment’s suitability with the Bank’s liquidity structure.

As mentioned in Item 11. “Quantitative and Qualitative Disclosure about Market Risk”, the market risk stated in the treasury book is measured with value at risk (VaR) metrics, and the position limits are based on the results of these methodologies. The Bank has defined VaR limits for Bancolombia, Valores Bancolombia, Banistmo, Banco Agrícola and Bancolombia Panamá, Bancolombia Caymán and Bancolombia Puerto Rico that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and also takes advantage of portfolio diversification. In addition to VaR limits, the Bank uses stop loss signals to inform senior management when accumulated losses are close to certain pre-defined thresholds in the trading book. Moreover, for the options portfolio in Bancolombia, the Bank has set limits based on the sensitivity of the portfolio to the underlying volatility, underlying currency and interest rates.

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos, U.S. dollars and Guatemalan quetzals. These positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to FX risk primarily arises from changes in the USD/COP exchange rate. The exposure to currency risk is managed by the Bank’s Treasury Division. The Bank estimates VaR metrics to limit the exposure to foreign currency risk of its balance sheet in Bancolombia and Valores Bancolombia. In Banistmo the FX risk limits are based on the net position in each currency. These limits are supervised daily by the Bank’s Market Risk Management Office. The Bank’s Treasury Division manages a derivative portfolio in Bancolombia and Banistmo, which includes forward in FX with the purpose, among others, of hedging its overall currency exposure.

Colombian Chief Treasury Officer (CTO), centralize all the reports from the Treasury Directors in the subsidiaries in all geographies, in wich they are responsible for FX, investment and risk taking.

There are several communications channels between the Treasury divisions and the CTO, which are: Investment Committee; the participants in this meeting, which is held monthly, are: CTO, Proprietary Trading Director, Market Risk Director, Treasury Directors from each Bank, Head of Quantitative Analysis and the Head of each desk in Colombia (Fixed Income, FX and Derivatives). This committee reviews the investment portfolios of each book, profit and loss figures and VaR levels, benchmark portfolios, based on the framework and risk appetite defined by the Board of Directors.

Performance is measured against the “Benchmark” approved for each treasury book, which includes a target composition for the relevant book and limits for every product and market in which the treasury operation may invest. There is a continuous follow up of the portfolios in the investment committee, which runs monthly.

B.3.	COMMITMENT FOR CAPITAL EXPENDITURES

See Item 4. “Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

During 2018, net interest and valuation income decreased 5.69% as a result of a slow growth in the loan portfolio and the compression in net interest margins. Total credit impairment charges, net increased significantly over the past year. Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends regarding those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 8.32% in 2018. During the period the economy has accelerated as compared to 2017, although the speed of the recovery has been slow. The dynamics of loan growth are reflected in Colombia, where the loan portfolio grew 6.82%. During 2018, commercial loans grew 6.01%, consumer loans grew 15.19%, mortgages increased 11.52%, and Small Business Loans expanded 7.56%.

Banco Agrícola’s loan book expanded 6.62% during 2018. This positive performance was mainly driven by the commercial segment. The bank reported a growth above the local banking system, and it continues to be the leader financial institution in El Salvador.

Credit demand in Banistmo was moderate and the loan book grew 0.43%. This was due to the slowdown in economic growth over the last year.

Loan growth in Guatemala was the highest in Central America, totaling 6.77% for 2018. It is important to highlight a significant increase in the consumer book. Guatemala is Central America’s largest country and provides a favorable growth environment.

Foreign-denominated loans increased 2.77% during 2018. Corporations in Colombia demanded less dollar funding in a weaker economic environment, but this was offset by credit demand in El Salvador and Guatemala, which contributed to a net expansion of the dollar denominated portfolio.

Credit demand is expected to increase in 2019 as the Colombian economy continues its pace of recovery and grows at a faster pace. Corporate credit, in particular, is forecasted to pick up during the year, as companies should start reactivating their capital investment programs and personal consumption consolidate its positive momentum. The end of uncertainties linked to VAT increases and a mild improvement in labor market conditions should support the rebound in economic activity.

Net Interest Margin and Valuation

The majority of the Bank’s loan book has a variable rate (48.06% of loans have a maturity of more than one year and earn interest at variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities.

The net interest and valuation income after provisions for loans, financial leases and off-balance sheet credit instruments margin from continuing operations decreased from 6.08% in 2017 to 5.80% in 2018. The decrease in the bank’s cost of funding during the year contributed to avoid pressures on the Bank’s net interest margins, in an environment of interest rate cuts. Similarly, the faster growth in consumer loans, contributed to offset the compression.

The bank’s strategy during the year was to support the net interest margin and valuation on financial instruments by optimizing the cost of funding. For this purpose, the bank has focused on reducing the average life of time deposits in Colombia and increasing the proportion of average demand deposits (savings and checking accounts); aiming to maintain ample liquidity and stable margins.

Likely upcoming increases in the interest rates are expected in the Central Bank´s reference rate for the second half of 2019, that could offset potential pressures on margins due to changes in reference rates in the peso denominated loan book.

Cost of credit

For the year 2018, the cost of credit was 2.34% of average loans, which represents an increase when compared to the 2.22% and 1.84% shown in 2017 and 2016, respectively. This credit cost increase was explained by deterioration of certain corporate clients, and the formation of new past due loans in small and medium enterprises exposures. Cost of risk is expected to decline during 2019, as a consequence of a strong recovery in the overall credit conditions of the portfolio.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are the off-balance sheet arrangements in which the Bank is involved: standby letters of credit, letters of credit and bank guarantees.

Letters of credit and bank guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure amounting to COP 8,553, COP 7,082 and COP (87,442), for the years ended as of December 31, 2018, 2017 and 2016, respectively.

Those off-balance sheet arrangements are required to be considered in calculating the Bank’s capital adequacy ratios. As of December 31, 2018, the total Bank’s technical capital ratio was 13.47%, exceeding the requirements of the Colombian government and the SFC by 447 basis points. In the event the off-balance sheet arrangements were not considered in the computation, the total ratio would be boosted by approximately 89 basis points.

At December 31, 2018, 2017 and 2016, the fees and other income related to Acceptances, Guarantees and Standby letters of credits amounted to COP 57,366, COP 63,470 and COP 70,716, respectively.

At December 31, 2018 and 2017, outstanding letters of credits and bank guarantees issued by the Bank totaled COP 5,449,185 million and COP 6,926,496 million, respectively. Additionally, the Banks is not exposed to any interest retained and other indebtedness related to those instruments besides the credit risk aforementioned.

The table below summarizes all guarantees issued by the Bank as of December 31, 2018 and 2017. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Unused credit lines amounted to COP 12,707,294 million and COP 13,656,721 million at December 31, 2018 and 2017.

Off-balance Sheet Arrangements	Expire within one year at December 31,		Expire after one year at December 31,		Total amount outstanding at December 31,		Maximum potential amount of future losses at December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	In millions of COP
Bank guarantees and letters of credit	3,553,142	5,337,298	1,896,043	1,589,198	5,449,185	6,926,496	5,449,185	6,926,496
Total	3,553,142	5,337,298	1,896,043	1,589,198	5,449,185	6,926,496	5,449,185	6,926,496

For further information on standby letters of credit and bank guarantees, please see Note 20, “Provisions and Contingent Liabilities” and Note 24.3, “Fees and Commissions” to Consolidated Financial Statements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank´s contractual obligations as of December 31, 2018:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	In millions of COP
Debt instruments in issue	20,287,233	2,659,429	6,398,577	6,571,435	4,657,792
Time deposits (1)	56,853,141	37,911,658	12,753,264	4,559,122	1,629,097
Derivative financial liabilities	1,295,070	177,143	289,807	580,129	247,991
Payments of post-employment benefit plans	744,947	71,239	138,785	157,903	377,020
Operating Lease Obligations	6,744	3,795	2,314	635	-
Borrowings from other financial institutions	16,337,964	9,970,303	1,597,658	2,149,448	2,620,555
Total	95,525,099	50,793,567	21,180,405	14,018,672	9,532,455

(1) Saving accounts, checking accounts and other deposits do not have a specific maturity date because they are required on demand and therefore are excluded from this table.

The amounts shown in the table include interest costs on debt. The Bank does not have any uncertain tax positions to report.

Our liabilities recognized on the consolidated statement of financial position as deposits by customers other than time deposits, interbank deposits, repurchase agreements and other similar secured borrowing, preferred shares and other liabilities are excluded from the table above. Refer to Note 14 Deposits from customers, Note 15 Interbank deposits and repurchase agreements and other similar secured borrowing and Note 19 Other liabilities to the Consolidated Financial Statements for more information on these liabilities.

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

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Credit impairment:

Expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current situation and reasonable and supportable forecasts of future economic conditions. The estimation of impairment charges is a critical accounting policy because of the significance of this line item, the sensitivity of the charges to changes in assumptions about future events and other subjective judgments that are incorporated in the individual credit loss models.

The main factors considered in collective estimations of credit losses are collateral values, loan maturity and macroeconomic forecast of variables such unemployment, GDP, interest rates, among others. It is also important to consider any other variable that could influence client´s willingness to pay.

In addition, individual credit losses models consider assumptions on how the financial performance and future cash flow of a client could be affected by the client´s expected future operational and commercial activity, trends of the economic sector, and regulatory changes in the sector in which the client operates, as well as, other internal or external factors.

Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank´s risk vice-presidency on a regular basis, using robust validation procedures in order to assure a reasonable coverage of real losses.

This process enables management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations

Internal controls, data governance, standards and approval processes have been implemented by the Bank to make estimations more accurate.

For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost.

2.	Impairment testing of CGU including goodwill:

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which, the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 8, for further information related to carrying amount, valuation methodologies, key assumptions and the allocation of goodwill.

3.	Deferred tax:

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

The determination of the deferred tax is considered a critical accounting policy, since its determination involves future estimations of gains that may be affected by changes in economic, social, political conditions and interpretations of taxpayers and tax authorities.

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank please see Note 11.

4.	Provisions and contingent liabilities:

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory arbitration proceedings, tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Provisions are recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the issuance of the Consolidated Statements of Financial position and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities are critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and its carrying amounts see Note 20.

5.	Fair value of financial assets and liabilities:

Financial assets and liabilities recorded at fair value on the Bank’s statement of financial position include debt, equity securities and derivatives classified at fair value through profit or loss, debt classified at fair value through other comprehensive income and equity securities which the Bank has made an irrevocable election to present in other comprehensive income changes in its fair value.

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

For further details, as carrying amount and sensitivity disclosures, please see Note 29 Fair value of assets and liabilities.

6.	Measurement of Employee benefits:

The measurement of post-employment benefit obligations and long-term employee benefits carries a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the consolidated financial statements, among others, due to changes in economic and demographic assumptions and significant events. For further information, see Note 18.

7.	Transaction price determination:

With respect to contracts with the Bank’s customers, for the determination of the transaction price, the Bank allocates to each one of the performance obligations under the contract the price which represents the value expected to be received to each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. The bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price.

For the periods ended December 31, 2018 and 2017 there have been no significant changes in estimates and judgements made at end-year other than those indicated in the financial statements.

Application of new accounting standards

a)	Accounting Pronouncements Applicable in 2018

IFRS 9 financial instruments: The Bank adopted IFRS 9 as issued in July 2014 from and as from January 1, 2018. As permitted by the transitional provisions of IFRS 9, the Bank elected not to restate comparative figures. Any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognized in the retained earnings.

The changes in the significant accounting policies related to financial instruments and the adjustments to the items presented previously in the financial statements are described below.

•	Classification of financial assets: Pursuant to IFRS 9, the business model used to manage investments provides information that is useful in assessing the amounts, timing and uncertainty of the entity’s future cash flows. On the date of initial application of IFRS 9, the Bank evaluated the business model through which each group of investments in debt instruments is managed by the Bank, identifying whether the objective of the business model used to manage the portfolio is to hold assets (i) to collect contractual cash flows or (ii) to collect contractual cash flows and sell the instruments. The investments were reclassified, respectively, from the category previously used to either “amortized cost” or “at fair value through other comprehensive income” (FVOCI) if the instruments give rise, on specific dates, to cash flows that are solely payments of principal and interest of the outstanding principal. Investments that were not classified at amortized cost or FVOCI were subsequently reclassified as measured “at fair value recognized through profit and loss” (FVTPL). .

•	Business model assessment: The Bank makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-	The policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets
-	How the performance of the portfolio is evaluated and reported to the Bank’s management
-	The risks that affect the performance of the business model and how those risks are managed
-	How managers of the portfolio are compensated, specifically, whether the compensation is based on the fair value of assets managed or the contractual cash flows collected
-	The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Bank’s objective for managing the financial assets is achieved and how cash flows are realized.

•	Determination of contractual cash flows as “solely payments of principal and interest” (SPPI) on the principal amounting outstanding: For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset at the time of the initial recognition. ‘Interest’ is defined as consideration for the time value of the money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making the SPPI assessment, the Bank considers:

-	Contingent events that would change the amount and timing of cash flows
-	Leverage features
-	Prepayment and extension terms
-	Terms that limit the Bank’s claims to cash flows from specified assets
-	Features that modify consideration of the time value of money

As a result of the SPPI assessment, the Bank has determined that the contractual cash flows of loan portfolio and debt instruments, except for TIPS (mortgage securities) class ‘C’ and ‘MZ’, are solely payments of principal and interest of the principal amount outstanding.

The Bank’s policies related to the classification of financial instruments are expressed in Note 2.D.7.4. To the Consolidated Financial Statements.

Prior to the date of application of IFRS 9, 2014, portfolios that were managed on the basis of fair value according to a documented strategy, internal reports or evaluations of the performance of such instruments based on their fair value were not designated by the Bank as financial instruments as measured at fair value through profit or loss. On the transition date, such portfolios remained not designated as such.

In the previous adoption of IFRS 9, 2013, the Bank made an irrevocably election to present subsequent changes in equity instruments that were not held for trading in other comprehensive income. Such designations remain unchanged.

The measurement categories and carrying amount for financial instruments as of December 31, 2018, under IFRS 9 (2013) and the new categories in IFRS 9 (2014) are shown below:

	Note	Original classification under IFRS 9 (2013)	New Classification under IFRS 9 (2014)	Original carrying amount under IFRS 9 (2013)	New carrying amount under IFRRS 9 (2014)	Impact to equity
Financial assets		In millions of COP
Cash and cash equivalents	4	Amortized cost	Amortized cost	18,165,644	18,165,644	-
Debt instruments(a)	5.1	FVTPL	FVOCI	2,105,230	2,106,468	1,238
Debt instruments (b)	5.1	FVTPL	FVTPL	8,596,625	8,596,947	322
Debt instruments (c)	5.1	Amortized cost	FVOCI	850,535	884,884	34,349
Debt instruments (d)	5.1	Amortized cost	FVTPL	176,229	180,976	4,747
Debt instruments (e)	5.1	Amortized cost	Amortized cost	3,130,804	3,121,981	(8,823)
Equity securities	5.2	FVTPL	FVTPL	988,455	988,455	-
Equity securities	5.2	FVOCI	FVOCI	529,375	529,375	-
Derivatives	5.3	FVTPL	FVTPL	1,134,372	1,134,372	-
Loans and financial leases	6	Amortized cost	Amortized cost	152,244,991	151,209,930	(1,035,061)
Total financial assets				187,922,260	186,919,032	(1,003,228)

	Note	Original classification under IFRS 9 (2013)	New Classification under IFRS 9 (2014)	Original carrying amount under IFRS 9 (2013)	New carrying amount under IFRRS 9 (2014)	Impact to equity
financial liabilities		In millions of COP
Customer deposits	14	Amortized cost	Amortized cost	131,959,215	131,959,215	-
Interbank	15	Amortized cost	Amortized cost	1,084,591	1,084,591	-
Repos	15	Amortized cost	Amortized cost	3,236,128	3,236,128	-
Derivatives	5.2	FVTPL	FVTPL	945,853	945,853	-
Financial liabilities	16	Amortized cost	Amortized cost	13,822,152	13,822,152	-
Issued debt instruments	17	Amortized cost	Amortized cost	19,648,714	19,704,624	(55,910)
Other liabilities	20	N/A	N/A	151,789	139,999	11,790
Total financial liabilities				170,848,442	170,892,562	(44,120)

The application of revised accounting policies responsive to IFRS 9 resulted in the following adjustments:

(a)	LETES (El Salvador Public Treasury Bills) issued by the Government of El Salvador which amounted to COP 129,962 million, bonds issued by the Government of Guatemala to COP 206,031 million, bonds issued by The Republic of Panama to COP 923,787 million and treasury bonds of the United States of America to COP (475,428) million, among others, were reclassified from fair value through profit or loss (FVTPL) to fair value through other comprehensive income (FVOCI). The business model on which such instruments are now held achieves its objective not only collecting the contractual cash flows, but both collecting contractual cash flows and selling them in the market.
(b)	Bonds issued by the Government of Guatemala which amounted to COP 558,516 million and term deposit certificates in foreign currency to COP 292,019 million have been reclassified from the category Amortized Cost to FVOCI. A determination was made that on the date of transition to IFRS 9 (2014) the objective of the business model used to manage these instruments is both collecting contractual cash flows and selling the instruments in the market.
(c)	Bonds issued by the Guatemalan Government which amounted to COP 166,608 million and corporate bonds of other Guatemalan issuers to COP 9,621 million have been reclassified from Amortized Cost to FVTPL. Those instruments are now managed for selling them in the market, instead of obtaining the contractual cash flows.

The reconciliation of the carrying amount and measurement categories between IFRS 9 (2013) and IFRS 9 (2014) as of January 1, 2017 for debt instruments is described below:

	Closing balance as of December 31, 2017 under IFRS 9 (2013)	Reclassification	Remeasurement (1)	Opening balance as of January 1, 2018 under IFRS 9 (2014)
Debt instruments at fair value Through profit or loss	In millions of COP
Initial balance	10,701,855	-	322	10,702,177
Reclassification to fair value through other comprehensive income (OCI)		(2,105,230)	-	(2,105,230)
Reclassification from Amortized cost		176,229	4,747	180,976
Final balance	10,701,855	(1,929,001)	5,069	8,777,923
Debt instruments measured at amortized cost
Initial balance	4,157,568	-	(8,823)	4,148,745
Reclassification to fair value through profit or loss		(176,229)	-	(176,229)
Reclassification to fair value through other comprehensive income (OCI)		(850,535)	-	(850,535)
Final balance	4,157,568	(1,026,764)	(8,823)	3,121,981
Debt instruments measured at fair value through other comprehensive income
Initial balance	-	-	-	-
Reclassification from fair value through profit or loss		2,105,230	1,238	2,106,468
Reclassification from amortized cost		850,535	34,349	884,884
Final balance	-	2,955,765	35,587	2,991,352
Total changes in balances, reclassifications and re-measurements of financial assets	14,859,423	-	31,833	14,891,256

(1)The effects presented contain changes due to the measurement of investment from Amortized cost to fair value and new loss allowance for credit risk of those instruments classified as amortized cost

•	Impairment: The impact of the allowance for credit losses at the end of 2017, under the incurred loss model of IAS 39 and the new allowance under the expected credit losses model determined in accordance with IFRS 9 to January 1, 2018, is presented below:

	December 31, 2017 under IAS 39	Remeasurement	January 1, 2018 under IFRS 9
Financial Instruments	In millions of COP
Impairment of loan portfolio at amortized cost and financial leasing operations	8,223,103	1,035,061	9,258,164
Impairment of debt instruments at amortized cost	1,201	8,823	10,024
Impairment of debt instruments at fair value through other comprehensive income	-	5,705	5,705
Other liabilities (loan commitments and guarantees)	151,789	(11,790)	139,999
Total allowance for credit losses	8,376,093	1,037,799	9,413,892

•	Retained earnings: The following table analyses the impact of transition to IFRS 9 on Retained earnings:

Impact of adopting IFRS 9 (2014)
In millions of COP
Retained earnings
Closing balance as of 31 December 2017 under IFRS 9 (2013)	3,568,182
Recognition of expected credit losses under IFRS 9 (2014) for debt instruments at FVOCI	(4,837)
Recognition of expected credit losses under IFRS 9 (2014) for debt instruments at Amortized cost	(8,736)
Reclassification of investments in Debt instruments	24,126
Recognition of expected credit losses under IFRS 9 (2014) for loans and financial leases	(948,785)
Recognition of expected credit losses under IFRS 9 (2014) for Financial guarantees and loan commitments	16,990
Recognition of Debt modifications that do not result in derecognition	(55,910)
Diferred tax	245,512
Total impact to retained earnings	(731,640)
Opening balance as of (01 January 2018) under IFRS 9 (2014)	2,836,542
Non-controling interest	(18,141)
Effect of adoption of IFRS 9 (2014) in retained earnings	(749,781)

•	Improvements to IFRS 9 Prepayment Features with Negative Compensation: Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. Amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. The basis for conclusions to the amendments clarified that the early termination can result from a contractual term or from an event outside the control of the parties to the contract, such as a change in law or regulation leading to the early termination of the contract.

This amendment applies for periods beginning on or after January 1, 2019 but early adoption was permitted. The Bank has early applied this amendment to make a complete transition to IFRS on January 01, 2018. Except for the impact described in Note 32, there was no other significant impact in the application of this amendment.

•	Modification of financial instruments that do not result in derecognition: As part of the Amendment to IFRS 9; Prepayment Features with Negative Compensation, IASB issued a clarification to the accounting for the modification of financial liabilities that do not result in derecognition. Pursuant to the clarification, IFRS 9 requirements for adjusting the amortized cost of a liability in that situation is consistent with those applied to the modification of a financial asset that does not result in derecognition. As a result, the bank adjusted the amortized cost of the outstanding bonds that were subject to the intermediated exchange of debt during 2018 at the present value of the estimated contractual cash flows, discounting at the original effective interest rate of the bonds. The resulting increase in liability of COP 55,910 million was recognized as of January 1, 2018 as part of the transition to IFRS 9.

For further information please see note 2.D.7.4. To the Consolidated Financial Statements.

IFRS 15, Revenue from Contracts with Customers: On January 1, 2018, the Bank adopted IFRS 15 Revenue from contracts with customers. The transition method used by the Bank in the implementation of IFRS 15 was the modified retrospective approach, due to it opting to retroactively apply this Standard only to current contracts which were not completed by the initial application date, adopting the standard as of January 1, 2018.

In the process of implementing IFRS 15 in the Bank, the contracts agreed with customers were reviewed, in order to establish the impacts on the separation of the components included in them. For this purpose, the following activities were carried out:

-	Evaluation of promised services in contracts, identifying performance obligations
-	Evaluation of the performance obligations of each contract and whether there are impacts for compliance with the new standard
-	Analysis of concessions, incentives, bonuses, price adjustments clauses, penalties, discounts and refunds or similar elements contained in the agreements made
-	Identification of possible variable compensations included in the contracts and determination as to whether the recognition of the same is being carried out appropriately
-	Analysis of loyalty programs with customers and packages (product grouping) and whether they have impacts for compliance with the new standard
-	Identification and determination of internal post-implementation controls to ensure compliance with accounting and disclosure requirements based on new products and services that are developed within the Bank to meet the financial needs of its customers.

In carrying out the above activities and in evaluating the criteria of the standard, it was identified that there are no changes to the recognition of revenues for the Bank given that the accounting procedures are in accordance with IFRS 15. However, the adoption of the new standard generated an impact at the disaggregation level in the figures disclosed in the Note 24.3 “Fees and Commission” for the years 2016 and 2017 in the financial statements issued, because of the definition of the services offered by the Bank.

b)	Recently Issued Accounting Pronouncement Applicable in 2019

IFRS 16 Leases: On January 1, 2019, the Bank will adopt IFRS 16 Leasing issued on January 2016.

Transition Model: At the end of the 2018 period, the Bank has some agreements that do not have the legal form of a lease, so it determined that the agreement contains a lease under IFRS IC 4. At the time of transition to IFRS 16, the Bank could choose whether:

-	To apply the definition of lease of IFRS 16 to all its contracts; or
-	To apply the practical solution and do not reevaluate whether a contract is, or contains, a lease.

The Bank plans not to accept the practical solution proposed by the standard, therefore, it will evaluate all contracts to identify implicit leases.

Lessee: The Bank plans to apply the exemptions provided by the Standard in paragraph 5 for short-term and low-value leases, so these contracts will be recognized as an expense on a straight-line basis over the lease term.

The Bank is evaluating the impacts in its financial statements, identifying that the most significant effect at the end of the 2018 period is the recognition of assets and liabilities of its operating lease agreements, especially properties used in the operation of offices. In addition, the nature of the expenses corresponding to operating lease contracts as lessee will change with IFRS 16, from lease expenses to charges for depreciation of rights to use the asset and financial expenses in lease liabilities. The transition model chosen by The Bank is the modified retrospective, where the right-of-use assets will be measured as if IFRS 16 had always been applied, using the incremental rate of indebtedness known at the transition date.

The preliminary impact of the adoption of this new standard could generate the recognition of assets for right of use between COP 1,981 billion and 2,175 billion and lease liabilities between COP 2,393 billion and 2,587 billion, which according to the defined option of valuation of the right-of-use could generate a decrease in retained earnings as of January 1, 2019 between COP 309,815 million and 503,815 million. On the other hand, a net impact on the deferred tax of approximately COP 120,000 million is estimated. Once the analyzes are finalized, the final figures of the impacts on the adoption of this new standard will be defined and recognized. There will be no early adoption of this standard.

As of January 1, 2019, the recognition of some lease agreements will influence the deferred tax, both in the initial recognition of the right-of-use asset and the lease liability; it will also have an implication in subsequent periods, because the tax regulation for the management of the lease differs from this accounting recognition.

The Bank plans to use the following practical solutions when applying IFRS 16 using the modified adoption method for leases previously classified as operating leases using IAS 17:

-	Do not carry out an assessment of the impairment of the value of the assets for the right-to-use lease contracts, because prior to the transition to IFRS 16, said contracts were evaluated and none was determined to be onerous;
-	For contracts whose maturity is within 12 months following the date of initial application, they will be recognized as short-term leases.
-	The initial direct costs of measuring the asset by right to use will be excluded on the date of initial application; and
-	The Bank will use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

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

Maria Cristina Arrastia Uribe was born in 1965. She has been the Vice President of Retail and SMEs Banking since October 2015. Mrs. Arrastia is a Business Administrator graduated from Eafit University in Medellin. She has performed various roles in Bancolombia, such as Sub-Manager of the trading desk, and Regional Manager of the Corporate Banking of Antioquia. Between 1998 and 2009 she was appointed as Regional Manager for Personal and SME Banking in Antioquia. In 2009 she was appointed as General Manager of Sufi until 2011 when she was appointed to the position of Vice President of Consumer and Housing Credit., Mrs. Arrastia has been appointed as Vice President of Business since April 1, 2019, a new Vice-presidency that will be responsible for leading the individual banking, small and medium enterprises and corporate business segments, as well as consolidate other support areas such as marketing, products, customer service and analytics, among others.

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

The Corporate Governance Code of Bancolombia sets an age limit of 65 years for retirement of senior management.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

In 2018 the Bank paid each director a fee of approximately COP 6.46 million per month for sitting on the Board, and another fee of approximately COP 6.46 million for attending each session of the committees.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2018 was COP 80.76 billion. Additionally, the bank has established a retirement bonus for senior management, and at the end of 2018 the provision to this effect was COP 32.25 billion. In 2018 was paid COP 4.98 billion of retirement bonus for some senior managers who retired during the year.

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

The Bank paid a total of COP 1,925 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. Such amount includes the sum of approximately COP 223.07 billion spent in connection with the incentive compensation plan in Colombia.

As of December 31, 2018, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 122.38 billion, in accordance with Decree 2496 of December 23, 2015.

C.	BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of December 31, 2018.

Name	Elected to the Board	Term Expires
David Bojanini García	2006	2020
Roberto Ricardo Steiner Sampedro	2014	2020
Gonzalo Alberto Pérez Rojas (1)	2004	2020
Hernando José Gómez Restrepo	2013	2020
Luis Fernando Restrepo Echavarría	2016	2020
Arturo Condo Tamayo	2016	2020
Andrés Felipe Mejía Cardona	2016	2020
(1)	Gonzalo Alberto Pérez Rojas had previously served as the Bank’s Director during the period 1990-1994.

*All the Directors were reelected in 2018 for a two-year period.

Messrs. Hernando José Gómez Restrepo, Roberto Ricardo Steiner Sampedro, Luis Fernando Restrepo Echavarría, Arturo Condo Tamayo and Andres Felipe Mejía Cardona act as independent directors in accordance with the Bank’s by-laws and Colombian laws. Consequently, the majority of the Board of Directors is composed of independent directors.

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

Audit Committee

Our Board of Directors, in compliance with Colombian banking regulations, maintains an Audit Committee that is currently comprised of three members. The current members of the Audit Committee are Messrs. Hernando José Gómez Restrepo, Andrés Felipe Mejia Cardona and Arturo Condo Tamayo. The shareholders, in their meeting held on March 14, 2018, reelected them as members of the Board of Directors for a period of two years. The Board of Directors reelected them as members of the Audit Committee. Each of them serve as independent members of the Board of Directors.

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

This Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The main purpose of this Committee is to support the Board of Directors by overseeing the effectiveness of the Bank’s internal controls implemented by senior management. Other specific responsibilities of the Committee include: (i) overseeing the integrity of the financial statements, financial reporting process and systems of internal accounting and financial controls; (ii) proposing to the Board of Directors and the Shareholder´s General Meeting external auditors candidates and evaluating their qualifications and independence; (iii) reviewing with management and the external auditors the annual and interim financial statements and reporting the results to the Board of Directors; (iv) approving the annual internal audit plan and its modifications; (v) approving the annual budget, overseeing the activities and evaluating the performance of Internal Audit, who reports directly to the audit committee; (vi) receiving and reviewing reports issued by internal and external auditors; (vii) evaluating the design and implementation of programs and controls aimed to prevent, detect and adequately manage risks related to internal fraud and misconduct; (viii) being informed about relevant frauds and misconduct cases related to the Bank´s employees; and (ix) evaluating and following up the programs aimed at preventing cybersecurity risks.

Further, the Internal Audit of Bancolombia and the compliance officer report to the Audit Committee. Likewise, Bancolombia has an ethics committee that reports to the Audit Committee and will be in charge of defining general policy issues and giving guidelines on ethics, conduct and integrity, as well as defining corporate positions in the face of difficult ethical dilemmas. From time to time, the Audit Committee may carry out diagnostic studies of the ethical culture in the Bank.

The Audit Committee meets and reports to the Board of Directors at least monthly and must present an annual report of its activities at the General Stockholders’ Meeting. The Committee met 18 times during 2018.

The shareholders establish the remuneration of the members of the Audit Committee in their general meeting.

Designation, Compensation and Development Committee

This committee is composed of three (3) members of the Board of Directors elected by it. The Vice President of Human Resourses of the Bank acts as secretary of this committee.

The designation, compensation and development committee recommended to the Board of Directors the policies and provisions for the hiring, remuneration, compensation, and development of management and key personnel of the Bank. Likewise, it continuously surveys the goals of the different compensation programs with regard to the performance of the officers, and it assesses the efficacy of such programs.

The duties of the designation, compensation and development committee are: (i) determining the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals; (ii) establishing the objective criteria under which the Bank hires its principal officers; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) determining the criteria for the performance evaluation of senior management; and (v) issuing recommendations for the Board of Directors concerning appointments and compensation of the president and senior management.

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

The main purpose of this Committee is to assist Bancolombia’s Board of Directors in overseeing compliance with the Corporate Governance measures, review any potential change to such measures, lead the evaluation process of the Board of Directors and evaluate periodically the functioning methodology and the agenda of the Board of Directors.

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

The main purpose of this Committee is to serve as a support for approval, follow-up, and control of policies, guidelines, and strategies for risk management. In addition, this Committee supports the Bank’s Board of Directors in aspects such as knowledge and understanding of the risks assumed by the Bank and the monitoring of its risk appetite, including its subsidiaries, and the funds required to administer such risks.

Among other responsibilities, the Risk Committee is in charge of presenting for approval before the Board of Directors the methodology, procedures and tools for the management of cybersecurity risks and the management policies manual; keeping the Board of Directors informed of the cybersecurity risk management effectiveness; and assessing the causes of cybersecurity breaches and assessing the mitigation measures adopted and ongoing basis.

The Risk Committee has a charter approved by the Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The stockholders at the General Meeting establish the remuneration of the members of the Risk Committee. The Risk Committee must meet at least quarterly and met a total of 10 times during 2018.

The members of the Risk Committee are David Bojanini Garcia, Roberto Steiner Sampedro and Hernando Jose Gomez Restrepo.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia	Number of employees employed by Bancolombia S.A.
2018	31,040	20,114
2017	31,061	19,987
2016	34,567	20,440

As of December 31 2018, Bancolombia and its consolidated subsidiaries had 31,040 employees, of which 20,114 were employed directly by the Bank; 12,204 are operations personnel and 7,910 are management employees. Of the 20,114 employees, approximately 21.87% are located in the Bogotá Region, 10.66% in the South Region, 13.33% in the Antioquia Region, 33.31 % in the Medellin headquarters, 11.47% in the Central Region and 9.36% in the Caribbean Region. During 2018, the Bank employed an average of 207 employees per month through temporary personnel service companies.

Of the employees directly hired by Bancolombia S.A., approximately 27.2% are part of a labor union called Sintrabancol, 16.1% are members of an industry union called Uneb, 2.7% belong to an industry labor union called Sintraenfi, and approximately 0.7% belong to another industry labor union.

A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2017. The agreement has been in effect since November 1, 2017 and is set to expire on October 31, 2020. This agreement applies to approximately 12,534 employees regardless of whether they are members of a union or not and it extends to operating personnel hired by the subsidiaries Banca de Inversión Bancolombia, Valores Bancolombia, and Fiduciaria Bancolombia. Sintranefi, the labor union composed of approximately 551 employees, did not take part in the collective bargaining agreement. Sintraenfi also submitted a list of petitions on October 31, 2016 without reaching an agreement in the stage of direct settlement. The 14th of December of 2016, Sintraenfi has requested the intervention of an arbitral tribunal to solve this pending petition. In the meantime, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

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

Health:

•	Periodical medical evaluations.
•	Executive medical checks.
•	Health prevention and promotion programs.
•	Accompaniment to employees with special health conditions.

Labor Employment Security:

•	Evacuation drills, emergency prevention plan.
•	Awareness and training of the employees on issues of emergency care and generating awareness to act in situations that create health and safety.

Welfare:

•	Activities with the family: corporate day where the children share with their parents on a working day.
•	Activities which allow to highlight the talent of the employees and integrate the different regions of the country and increase the pride for their Organization.
•	Recognition activities for the work and high performance of the employees.
•	Sport, recreational, cultural and vocational activities.

E.	SHARE OWNERSHIP

The following directors and members of the senior management owned common shares in Bancolombia as of December 31, 2018: David Bojanini García and Gonzalo Alberto Pérez Rojas.

The following directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2018: Roberto Ricardo Steiner Sampedro.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2018, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2019. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares(1)
Grupo de Inversiones Suramericana S.A (2)	235,545,239	-	46.02%	0.00%	24.39%
ADR Program	-	197,625,320	0.00%	43.71%	20.55%
Fondo de Pensiones Obligatorias Protección	22,516,353	55,545,596	4.42%	12.29%	8.12%
Fondo de Pensiones Obligatorias Porvenir Moderado	55,054,560	31,279,375	10.80%	6.92%	8.98%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.

(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of March 31, 2019, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 36,043 stockholders. A total of 199,701,912 representing 43.71% of preferred shares were part of the ADR Program and were held by 35 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, decreasing from 20.76% as of March 31, 2018 to 20.55% by the end of March 2019. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, increased its percentage of ownership to 8.12% as of March 31, 2019, compared to the same period a year ago. Fondo de Pensiones Obligatorias Porvenir Moderado, a Colombian private pension fund manager, decreased its percentage ownership to 8.98% as of March 31, 2019 compared to 9.27% as of March 31, 2018.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 2,140,855 million in loans outstanding to related parties as of February 28, 2019. The principal amounts outstanding as of February 28, 2019 included in this amount are:

Entity	Amount outstanding	Accrued Interest	Average Interest rate
	In millions of COP, except percentages
Renting Colombia S.A.	874,226	1,853	6.12%
Grupo De Inversiones Suramericana S.A.	621,069	5,016	6.17%
Sura Asset Management S.A.	350,398	4,319	5.38%
FCP Fondo Inmobiliario Colombia	222,563	933	7.28%

For additional information regarding the Bank’s related party transactions, please see Note 27 to the Consolidated Financial Statements.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-207.

A.2.	LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see Note 20 to the Consolidated Financial Statements,” Provisions and Contingent Liabilities”.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash dividends per share (1)(2)	Cash dividends per share (1)(3)
	(COP)	(U.S. dollars)
2018	1,092	0.344
2017	1,020	0.367
2016	950	0.329
2015	888	0.267
2014	830	0.319

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2018, 2017, 2016, 2015 and 2014 were paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual Consolidated Financial Statements included in this document.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

On May 14, 2007, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares and rights to subscribe for preferred shares in connection with the subsequent offerings which took place in the second and third quarter of 2007. On January 14, 2008, by filing the Form F-6 with the SEC, Bancolombia increased the amount of its ADR program up to 400,000,000 American Depositary Shares and registered some amendments to the Depositary Agreement of ADSs between Bancolombia and The Bank of New York Mellon. On July 13, 2010, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares, American Depositary Shares representing preferred shares and rights to subscribe for preferred shares in connection with the subsequent offering of subordinated debt instruments which took place on July 19, 2010. On February 6, 2012, Bancolombia priced a public offer of 63,999,997 preferred shares without voting rights, which represented an aggregate amount of approximately COP 1,680 billion. On March 3, 2014, Bancolombia priced a public offer of 110,000,000 preferred shares without voting rights, which represented an aggregate amount of approximately COP 2,656 billion.

On May 2, 2016, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares and rights to subscribe for preferred shares.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The Colombian Securities Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2018, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Securities Exchange was COP 14,196 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 29,691 billion or USD 9.13 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Securities Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Securities Exchange, as of December 31, 2018, was COP 339,132 billion (USD 103,551 billion), with 80 companies listed as of that date.

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

Pursuant to the by-laws of Bancolombia, the board of directors has the power to authorize the execution of any agreement, within the corporate purpose of Bancolombia, and to adopt the necessary measures in order for the Bank to accomplish its purpose. Furthermore, the board of directors must authorize certain transactions such as the issuance of Bank’s bonds.

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

As of December 31, 2018, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 24,849 billion divided into 961,827,000 shares.

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

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholders vote is required on the following matters, in addition to those indicated above: (i) when voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose. (ii) when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding dividends have been fully paid to them. (iii) if at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law. (iv) when the registration of shares at the Colombian Securities Exchange or at the Superintendency of Finance, is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved. (v) when voting amendments that could impair the preferred shares’ rights, or the conversion of the preferred shares to common shares, a favorable vote of a minimum of seventy percent (70%) of the subscribe capital stock, including the favorable vote of a minimum of seventy percent (70%) of the preferred shares, is required.

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

Preferred Shares

Holders of preferred shares are entitled to receive dividends based on the net profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a non-cumulative minimum preferred dividend equal to one percent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares. If this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

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

General Considerations Relating to Dividends

In the general shareholders’ meeting, shareholders will determine the effective date, the system and the place for payment of dividends, including payment in installments.

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

Liquidation Rights

Bancolombia will be dissolved if certain events take place, including the following: (i) its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date; (ii) losses cause the decrease of its shareholders’ equity below 50% of its outstanding capital stock, unless one or more of the corrective measures described in the Colombian Commercial Code are adopted by the shareholders within six months, (iii) by decision at the general shareholders’ meeting; and (iv) in certain other events expressly provided by law and in the by-laws.

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

Ownership Threshold Requiring Public Disclosure

We must disclose to the Superintendency of Finance at the end of each fiscal quarter the names of the shareholders of our company, indicating at least, the twenty-five shareholders with the highest number of shares.

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

The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 1068 of 2015, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration with the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 1 of 2018 and External Regulating Circular DCIN 83 of 2006, both as amended, of the Board of Directors of the Central Bank.

 Under Colombian law and the Bank’s by-laws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and preferred shares. For a detailed discussion of ownership restrictions see Item 4. “Information on the Company - B. Business Overview - B.8. Supervision and Regulation – Ownership and Management Restrictions”.

E.	TAXATION

Colombian Taxation

ADRs do not have the same tax benefits as other equity investments in Colombia

Although ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the regulation applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs. For more information see Item 10. “Additional Information. –E. Taxation –Colombia Taxation”.

Under Article 18-1 of the Fiscal Statute, modified by the Law 1943 de 2018, dividends are subject to a dividends tax, as follows:

Abroad Capital investment

To determine the income tax with respect to the profits obtained by the foreign capital investments of the portfolio, regardless of the modality or vehicle used to make the investment by the investor, the following rules shall apply:

i.	Dividends from profits that paid the tax in the company, that is, not levied, the rate will be 7.5%

ii.	For the dividends coming from profits that did NOT paid the tax in the company, that is, levied, the following rule will be followed:

Dividends will be levied at the rate of 25% and the retention rate of 7.5% will be applied to the remnant.

For purposes of Colombian taxation, an individual is considered as a resident if he or she meets any of the following conditions:

-	Continuous or discontinuous presence in Colombia for more than 183 calendar days including entry and departure days from the country, within any period of 365 consecutive calendar days, provided that, when the continuous or discontinuous presence in the country is exercised in more than one fiscal year, the individual would be considered as a resident in the second fiscal year.

-	Those persons working for the Colombian Foreign Service or those serving the Colombian Foreign Service and which, by virtue of the Vienna Conventions on Diplomatic and Consular Relations, are exempt from taxation on all or part of their income and occasional earnings in the country in which they are serving during the respective tax year or period.

-	Is a Colombian citizen and during the applicable fiscal year:

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

b)	50% or more of their income has a Colombian source; or,

c)	50% or more of their assets are managed in Colombia; or,

d)	50% or more of their assets are held or deemed to be held in Colombia; or,

e)	The Colombian taxation authority has requested evidence of the foreign residency status, and it is not provided by the individual; or

f)	Had fiscal residence in a jurisdiction non - cooperating, low or no taxation and preferential tax regime.

Colombian citizens are not considered a tax resident if they meet any of the above conditions and fulfill at least one of the following:

a)	50% or more of their annual income has its source in the jurisdiction in which they are domiciled; or,

b)	50% or more of their assets are located in the jurisdiction where they are domiciled.

Entities

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

United States Federal Income Taxation Considerations

This section describes the material United States federal income tax consequences generally applicable to a U.S. holder (as defined below) of owning preferred shares or ADSs. It applies to you only if you hold your preferred shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	A dealer in securities or currencies,
•	A bank,
•	A trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•	A tax-exempt organization,
•	A life insurance company,
•	A person that actually or constructively owns 10.00% or more of the combined voting power of our voting stock or of the total value of our stock,
•	A person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction for United States federal income tax purposes,

•	A person that purchases or sells preferred shares or ADSs as part of a wash sale for United States federal income tax purposes, or
•	A person whose functional currency is not the U.S. dollar.

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

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the preferred shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the preferred shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the preferred shares or ADSs.

You are a U.S. holder if you are a beneficial owner of preferred shares or ADSs and you are:

•	A citizen or resident of the United States,
•	A domestic corporation (or an entity treated as a domestic corporation),
•	An estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the preferred shares represented by those ADRs. Exchanges of preferred shares for ADRs, and ADRs for preferred shares generally will not be subject to United States federal income tax.

The tax treatment of your preferred shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of preferred shares or ADSs in your particular circumstances.

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distribution of our preferred shares, including the amount of any Colombian tax withheld, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market. Because the preferred shares are not listed on any United States securities market, it is unclear whether dividends we pay with respect to the preferred shares will also be qualified dividend income. If dividends we pay with respect to our preferred shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a non-corporate U.S. holder) will be subject to taxation at ordinary income tax rates.

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

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Capital Gains

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

PFIC Rules

We believe that preferred shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your preferred shares or ADSs, the following rules would apply. With certain exceptions, your preferred shares or ADSs would be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your preferred shares or ADSs.

Any “excess distributions,” which would include any distributions during a taxable year that are greater than 125% of the average annual distributions received by you in respect of the preferred shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the preferred shares or ADSs that preceded the taxable year in which you receive the distribution, and any gain realized on the sale or other disposition of your preferred shares or ADSs would be allocated ratably over your holding period for the preferred shares or ADSs and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Any gain recognized would not be treated as capital gain.

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

FATCA Withholding

Under FATCA, a 30% withholding tax will be imposed on certain payments to certain non-U.S. financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to the 30% withholding tax on payments to them, we and other non-U.S. financial institutions may be required to report information to the IRS regarding the holders of preferred shares or ADSs and to withhold on a portion of payments under the preferred shares or ADSs to certain holders that fail to comply with the relevant information reporting requirements (or hold preferred shares or ADSs directly or indirectly through certain non-compliant intermediaries).  However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term “foreign passthru payment” are enacted. The rules for the implementation of this legislation have not yet been fully finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the preferred shares and ADSs.

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

Bancolombia files reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may view the Bank’s SEC filings on the SEC’s website at http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2018. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

The Bank’s Market Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses, (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with Bancolombia’s risk management policies, (c) analyzing the methodologies design by the official price vendor for valuation of the market value securities and financial instruments, (d) reporting to senior management and the board of directors any violation of Bancolombia’s risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the board of directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that every subdivision is prepared to incorporate the new product into their procedures, that every risk is considered before the product is incorporated and that approval is obtained from the board of directors before the new product can be sold.

The Bank’s assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities, foreign exchange (FX) and bond futures, and over-the-counter plain vanilla and exotic derivatives. Trading in derivatives includes forward contracts on foreign currency operations, forward contracts on fixed income securities, plain vanilla options on foreign currency, Asian options on U.S. dollar/COP, cross currency swaps and interest rate swaps. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

The Bank uses a value at risk (“VaR”) calculation to limit its exposure to the market risk of its Treasury Book. The board of directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Risks Committee is responsible for establishing the maximum VaR by type of investment (e.g., local government debt) and by type of risk (e.g., currency risk). These limits are supervised daily by the Market Risk Management Office.

The Bank is exposed to foreign currency exchange rate risk as a result of mismatches between assets and liabilities and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. Our principal foreign currency exposure is the U.S. dollar, which is managed by Treasury Division and monitored by measuring positions, VaR and daily results.

For managing the interest rate risk from banking activities, the Bank analyzes the interest rate mismatches between its interest earning assets and its interest-bearing liabilities. In addition, the foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

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

For purposes of VaR calculations, a risk exposure category is any market variable that is able to cause potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded at a specified confidence level over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.

The relevant risk exposure categories for which VaR is computed by Bancolombia according to the “Chapter XXI, appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; and (iv) fund risk.

Interest Rate Risk (Treasury Book)

The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately, in accordance with Chapter XXI of the Basic Accounting Circular issued by the Financial Superintendence. The calculation of the interest rate risk begins with determining the net position in each instrument and estimating its sensitivity, which is calculated by multiplying its net present value (“NPV”) by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the Financial Superintendence of Colombia.). The interest rate’s fluctuations are established by the Financial Superintendence of Colombia according to historical market performance, as shown in the following table:

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

Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Then a net position is calculated for each zone (which consists of a series of bands) determined by the Financial Superintendence. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the Financial Superintendence.

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and other securities issued by the Colombian government.

The interest rate risk VaR decreased from COP 284 billion on December 31, 2017 to COP 249 billion on December 31, 2018, due to the reduction in the position in Colombian government’s treasury bonds (TES) in the liquidity portfolio. During the year 2018, the average interest rate risk VaR was COP 242 billion, the maximum value COP 318 billion, and the minimum value COP 204 billion.

Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund Risk (Treasury Book)

The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“Δp”). The Δp is determined by the Financial Superintendence, as shown in the following table:

Figure 2. Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

USD	12.49%
Euro	11.00%
Other currencies	13.02%
Funds	14.70%
Stock Price	14.70%

Currency exposure include positions in trading and banking book. The currency risk VaR increase from COP 559 billion as of December 31, 2017 to COP 910 billion as of December 31, 2018 due mainly to an increase of 131.82% in the net U.S. dollars position in Colombia. Between December 31, 2017 and December 31, 2018, the average currency risk VaR was COP 712 billion, the maximum value COP 910 billion, and the minimum value COP 563 billion. Current currency risk primarly arises from the USD exposure as a result of the investments on Central America affiliates.

The equity risk VaR increased from COP 71 billion as of December 31, 2017 to COP 92 billion as of December 31, 2018 due to the surge in the brokerage firm’s trading position and the increase in the market value of the Bank’s equity positions. This exposure comes mainly from investment in Proteccion, a pension and severance fund, which represents 42% of the equity risk VaR.

Between December 31, 2017 and December 31, 2018, the average equity VaR was COP 103 billion, the maximum value COP 112 billion, and the minimum value COP 92 billion.

The fund risk, which arises from investment in mutual funds, increased from COP 173 billion as of December 31, 2017 to COP 197 billion as of December 31, 2018. Between December 31, 2017 and December 31, 2018, the average fund risk VaR was COP 193 billion, the maximum value COP 198 billion, and the minimum value COP 188 billion.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.

The total market risk VaR, rose 33%, going from COP 1,086 billion in December 31, 2017 to COP 1,447 billion as of December 31, 2018, and due mainly to increase in the currency risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2017 and December 2018.

	As of December 31,
	2018	2017
	In millions of COP
Interest Rate Risk VaR	249,070	283,548
Currency Risk VaR	909,648	559,362
Equity Risk VaR	91,847	70,758
Fund Risk VaR	196,819	173,236
Total VaR	1,447,384	1,086,904

Includes Grupo Agromercantil’s market risk exposure at a 100%

Between December 31, 2017 and December 31, 2018, the average Total VaR was COP 1,250 billion, the maximum value COP 1,447 billion, and the minimum value COP 1,108 billion.

Non-Trading Instruments Market Risk Measurement

The Banking Book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect Bancolombia’s earnings as a result of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest-bearing liabilities. The foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

Interest Risk Exposure (Banking Book)

The Bank has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 50 basis points (bps).

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2018 and 2017:

Interest Rate Risk
	As of December 31,
	2018	2017
	In millions of COP
Assets sensitivity 50 bps	361,427	346,000
Liabilities sensitivity 50 bps	185,477	180,714
Net interest income sensitivity 50 bps	$ 175,950	$ 165,286

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (USD) at December 31, 2018 and 2017:

Interest Rate Risk
As of December 31,
	2018	2017
In millions of US dollars
Assets sensitivity 50 bps	USD 39	USD 38
Liabilities sensitivity 50 bps	USD 36	USD 30
Net interest income sensitivity 50 bps	$ USD 3	$ USD 8

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

Total Exposure

As of December 31, 2018, the net interest income sensitivity in local currency for the banking book instruments, entered into for other than trading purposes with positive parallel shifts of 50 basis points was COP 175,950. The change in the net interest income sensitivity between 2018 and 2017 is due to the increase in the sensitivity of loans due to the growth of the loan portfolio.

The net interest income sensitivity in foreign currency, assuming the same parallel shift of 50 basis points, was USD 3 at December 31, 2018, compared with USD 8 at December 31, 2017. The increase in net interest income sensitivity due to interest rate risk between 2018 and 2017 occurred due to the reduction in repricing timing of demand deposits.

Assumptions and Limitations

Net interest income sensitivity analysis is based on the repricing model and is based on the following key assumptions: (a) does not consider prepayments, new operations, defaults, etc., (b) the fixed rate instruments sensitivity, includes the amounts with maturity lower than one year and assumes these will be disbursed at market interest rates and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in energy and financial sectors. The market value of those investments increased by 11.23% during the year, because of the rise in the market value of investments in the energy sector, going from COP 146 billion as of December 31, 2017 to COP 163 billion as of December 31, 2018.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2018	2017
	In millions of COP
Market Value	163,136	146,667
Delta	14.7%	14.7%
Sensitivity	23,981	21,560

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 23 million in the structural equity investments market value, from COP 163 billion to COP 139 million.

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

From January 1, 2018 to December 31, 2018, the depositary reimbursed Bancolombia USD 350,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 327 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2018 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2018.

During the year 2018 management took the following actions to remediate the material weakness identified as of December 31, 2017, related to the estimation of impairment for individually significant impaired commercial loans:

•	Modified procedures and governance over the decision-making process and implemented controls to assure the completeness of the inputs and accuracy of the assumptions used to estimate loan losses from individually significant impaired commercial loans.
•	Defined procedures required to ensure sufficient detailed documentation to support the assumptions made for the estimation.
•	Provided additional training regarding Sarbanes-Oxley Act requirements to key personal in charge of loan losses estimation process.
•	Increased the continuous monitoring of controls activities related to this process.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LTDA, an independent registered public accounting firm, which report is included on page F-4 of this annual report.

In addition, there were no changes in Bank´s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonable likely to materially affect the bank´s internal control over financial reporting.

ITEM 16.	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Hernando José Gomez Restrepo as the audit committee financial expert in accordance with SEC rules and regulations.

Our audit committee financial expert, along with the other members of our Audit Committee, is considered to be independent according to applicable NYSE criteria.

Mr. Gomez has served as the Bank’s audit committee financial expert since April 2016. There is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Gomez and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and as a member of the Audit Committee. Mr. Gomez is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. The Audit Committee and the financial expert also have an independent advisor, who provides advice on financial reporting and auditing matters. For more information regarding our audit committee, see Item 6. “Directors, Senior Management and Employees— C. Board Practices—Audit Committee”.

B.	CORPORATE GOVERNANCE AND CODE OF ETHICS

Bancolombia has adopted a Code of Ethics and a Corporate Governance Code, both of which apply to all employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as to the directors of the Bank.

English translations of the Code of Ethics and the Corporate Governance Code are posted at Bancolombia’s website at www.grupobancolombia.com. The Spanish versions of these codes will prevail for all legal purposes.

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

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 10,887 million audited by PricewaterhouseCoopers and COP 16,978 million audited by Deloitte & Touche Ltda for the years 2018 and 2017, respectively.

Additionally, the amount of fees not billed as of December 31, 2018 for the audit of fiscal year 2018 by PricewaterhouseCoopers is approximately to COP 4,900.

Tax Fees

In 2016, Bancolombia and its subsidiaries paid COP 86 million for concept of tax fees for professional services related to transfer pricing advice provided by PricewaterhouseCoopers. For the year ended December 31, 2017, Bancolombia did not contract professional services related with tax compliance, tax advice or tax planning rendered by Deloitte& Touche Ltda.

All Other Fees

In 2018 and 2017, Bancolombia paid no other fees to PricewaterhouseCoopers and nor to Deloitte & Touche Ltda.

Pre-Approval Policies and Procedures

The Bank’s audit committee´s charters and the Bank’s good Governance Code include~~s~~ the following pre-approval policies and procedures:

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

Every request of approval of additional services must be adequately supported, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors. Pursuant to the Bank’s Good Governance Code, the external auditor cannot provide additional services to Bancolombia and its subsidiaries that are not directly or indirectly related to the audit.

During 2018, there were no services approved by the audit committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

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

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

•	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. As of December 31, 2018, the Bank’s board of directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. “Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

•	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors, and members of senior management may attend the meetings of the board of directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

•	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee and an Audit Committee, each of which is composed exclusively of directors. For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee, Audit Committee and Risk Committee, see Item 6. “Directors, Senior Management and Employees – C. Board Practices”.

•	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.	MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-207.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on October 30, 2015.(1)
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008.(2)
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2019.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 23, 2019.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 24, 2019.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 23, 2019.
15.1	Consent of Deloitte & Touche Ltda.
15.2	Consent of PricewaterhouseCoopers Ltda.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our annual report on Form 20-F (File No. 001 – 32535) filed on April 22, 2016.
(2)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A.

/s/ JAIME ALBERTO VELASQUEZ BOTERO

Name: Jaime Alberto Velasquez Botero

Title: Vice President, Strategy and Finance

Date: April 24, 2019

CONSOLIDATED FINANCIAL STATEMENTS

2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of Bancolombia S. A

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the year ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers Ltd., Edificio Forum, Calle 7 Sur No. 42-70, Torre 2, Piso 11, Medellín, Colombia, Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, www.pwc.com/co

To The Board of Directors and Stockholders of Bancolombia S. A

Opinions on the Financial Statements and Internal Control over Financial Reporting

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Ltda.

Medellín, Colombia

April 24, 2019

We have served as the Company’s auditor since 2018

Deloitte & Touche Ltda. Calle 16 sur No. 43A – 49 Piso 9 - 10 Nit. 860.005.813-4 Medellín Colombia Tel: +57 (4) 313 8899 Fax: +57 (4) 313 9343 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bancolombia S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of BANCOLOMBIA S.A. and subsidiaries (the “Company”) as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred as to the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

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

/s/ Deloitte & Touche Ltda.

Medellin, Colombia

April 29, 2018

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2018 and 2017

(Stated in millions of Colombian pesos)

	Note	December 31, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	4	18,730,810	18,165,644
Financial assets investments	5.1	17,361,475	16,377,253
Derivative financial instruments	5.2	1,843,708	1,134,372
Financial assets investments and derivative financial instruments		19,205,183	17,511,625
Loans and advances to customers and financial institutions		173,819,116	160,468,094
Allowance for loans, advances and lease losses		(10,235,831)	(8,223,103)
Loans and advances to customers and financial institutions, net	6	163,583,285	152,244,991
Assets held for sale and inventories, net	12	636,028	377,003
Investment in associates and joint ventures	7	2,149,579	1,565,059
Investment properties	10	1,732,873	1,657,409
Premises and equipment, net	9	3,368,647	3,127,405
Goodwill and intangible assets, net	8	7,201,855	6,631,424
Deferred tax, net	11.3.3	271,177	148,614
Other assets, net	13	3,234,181	2,479,037
TOTAL ASSETS		220,113,618	203,908,211
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	14	142,128,471	131,959,215
Interbank deposits	15	1,374,222	1,084,591
Repurchase agreements and other similar secured borrowing	15	2,315,555	3,236,128
Liabilities relating to assets held for sale	12	163,596	102,976
Derivative financial instruments	5.2	1,295,070	945,853
Borrowings from other financial institutions	16	16,337,964	13,822,152
Debt instruments in issue	17	20,287,233	19,648,714
Preferred shares		583,997	582,985
Current tax		166,472	161,966
Deferred tax, net	11.3.3	1,318,295	1,440,198
Employees benefit plans	18	719,265	697,401
Other liabilities	19	6,768,253	5,796,482
TOTAL LIABILITIES		193,458,393	179,478,661
EQUITY
Share capital	21	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	22	9,741,774	9,045,155
Retained earnings		3,906,945	3,568,182
Net income attributable to equity holders of the Parent Company		2,658,864	2,615,000
Accumulated other comprehensive income, net of tax		3,202,969	2,546,259
STOCKHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		24,848,920	23,112,964
Non-controlling interest		1,806,305	1,316,586
TOTAL EQUITY		26,655,225	24,429,550
TOTAL LIABILITIES AND EQUITY		220,113,618	203,908,211

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2018, 2017 and 2016

(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2018	2017	2016
Interest on loans and financial leases
Commercial		7,322,453	8,027,598	7,952,627
Consumer		4,220,032	3,822,743	3,069,124
Small business loans		229,446	237,266	236,979
Mortgage		1,881,297	1,831,716	1,767,761
Financial leases		1,913,196	2,064,978	1,993,851
Interest income on loans and financial leases		15,566,424	15,984,301	15,020,342
Interest on debt instruments using the effective interest method	24.1	129,017	159,890	164,549
Total Interest of debt instruments using the effective interest method		15,695,441	16,144,191	15,184,891
Interest income on overnight and market funds		36,449	26,779	20,968
Interest and valuation on financial instruments	24.1	384,610	525,423	542,946
Total interest and valuation on financial instruments		16,116,500	16,696,393	15,748,805
Interest expenses	24.2	(5,670,216)	(6,232,986)	(6,053,100)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments		10,446,284	10,463,407	9,695,705
Credit impairment charges on loans, advances and financial leases, net	6	(3,851,625)	(3,468,699)	(2,643,710)
Credit recovery (impairment) for other financial instruments		8,553	7,082	(87,442)
Total credit impairment charges, net		(3,843,072)	(3,461,617)	(2,731,152)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments		6,603,212	7,001,790	6,964,553
Fees and commissions income	24.3	3,994,259	3,621,114	3,299,933
Fees and commissions expenses	24.3	(1,213,056)	(1,075,115)	(968,970)
Total fees and commissions, net		2,781,203	2,545,999	2,330,963
Other operating income	24.4	1,203,802	1,578,209	1,466,655
Dividends received, and share of profits of equity method investees	24.5	341,795	266,170	176,692
Recovery (Impairment) charges on cash-generating unit		168,756	(173,339)	-
Total operating income, net		11,098,768	11,218,829	10,938,863
Operating expenses
Salaries and employee benefits		(3,004,054)	(2,792,379)	(2,808,931)
Other administrative and general expenses	25.1	(3,024,769)	(2,977,884)	(2,644,392)
Wealth tax, contributions and other tax burden	25.1	(692,666)	(727,661)	(741,184)
Impairment, depreciation and amortization	25.2	(493,902)	(479,111)	(517,809)
Other operating expenses		(267,507)	(249,023)	(258,265)
Total operating expenses		(7,482,898)	(7,226,058)	(6,970,581)
Profit before tax		3,615,870	3,992,771	3,968,282
Income tax	30, 11.3.6	(829,435)	(1,238,598)	(1,176,832)
Profit for the year from continued operations		2,786,435	2,754,173	2,791,450
Net income from discontinued operations	30	-	-	163,497
Net income		2,786,435	2,754,173	2,954,947
Net income attributable to equity holders of the Parent Company		2,658,864	2,615,000	2,865,328
Non-controlling interest		127,571	139,173	89,619
Basic and Diluted earnings per share to common shareholders, stated in units of pesos	26	2,825	2,780	3,040
From continuing operations		2,825	2,780	2,870
From discontinuing operations		-	-	170

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2018, 2017 and 2016

(Stated in millions of Colombian pesos)

	Note	2018	2017	2016
Net income		2,786,435	2,754,173	2,954,947
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		37,325	3,753	626
Income tax	11.2	(7,663)	(3,725)	(10,966)
Net of tax amount		29,662	28	(10,340)
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Gain on investments transferred to retained earnings upon disposal (1)		-	-	(42,414)
Transfer within equity upon merger of equity investments (2)		-	(38,420)	-
Unrealized gain		23,648	67,515	250,690
Income tax	11.2	10,190	9,789	24,341
Net of tax amount		33,838	38,884	232,617
Total other comprehensive income that will not be reclassified to net income, net of tax		63,500	38,912	222,277
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
Gain on investments recycled to profit or loss upon disposal		1,965	-	-
Unrealized gain		(24,286)	-	-
Changes in loss allowance for credit losses		2,444	-	-
Income tax		-	-	-
Net of tax amount		(19,877)	-	-
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		1,043,593	412,878	(672,684)
Gain/(loss) on net investment hedge in foreign operations		(584,650)	36,762	327,272
Income tax	11.2	172,870	(6,895)	-
Net of tax amount		631,813	442,745	(345,412)
Net loss on cash flow hedges (3)	5.2	-	-	(12,112)
Net of tax amount		-	-	(12,112)
Unrealized gain/(loss) on investments in associates and joint ventures using equity method	7	2,581	(11,547)	(1,718)
Income tax	11.2	(663)	-	-
Net of tax amount		1,918	(11,547)	(1,718)
Total comprehensive income/(loss) that may be reclassified to net income, net of tax		613,854	431,198	(359,242)
Comprehensive income/(loss), net of tax		677,354	470,110	(136,965)
Total comprehensive income attributable to:		3,463,789	3,224,283	2,817,982
Equity holders of the Parent Company		3,336,218	3,085,110	2,728,363
Non-controlling interests		127,571	139,173	89,619

(1)	On May 31, 2016, the Bank completed the process for the sale of all of its minority stake in Cifin S.A. This sale, involved various financial institutions as sellers, including Bancolombia S.A., and TransUnion Netherlands II B.V., as buyer.

(2)	Likewise, during 2017, the Bank transferred from OCI to retained earnings the amount of COP 38,420 mainly due to the merger between Bolsa de Valores de Colombia BVC and Deceval. The Bank held equity investments of both issuers designated as at FVTOCI.

(3)	In 2016 the Bank's subsidiary, Banistmo, discontinued cash flow hedge accounting. For further information see Note 5.2. Derivatives Financial Instruments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2018, 2017 and 2016

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
						Debt					Attributable
	Share		Appropiated		Equity	instruments					to owners	Non-
	Capital	Additional	Reserves	Translation	securities	at fair value		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 21)	Paid in capital	(Note 22)	adjustment	through OCI	through OCI	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2018	480,914	4,857,454	9,045,155	2,250,389	379,513	-	(3,025)	(80,618)	3,568,182	2,615,000	23,112,964	1,316,586	24,429,550
Effect of adoption of new accounting standards (Note 32 Impacts on application of new standards)	-	-	-	-	-	-	-	-	(731,640)	-	(731,640)	(18,141)	(749,781)
Shareholders' equity as of January 1, 2018 (adjusted)	480,914	4,857,454	9,045,155	2,250,389	379,513	-	(3,025)	(80,618)	2,836,542	2,615,000	22,381,324	1,298,445	23,679,769
Transfer to profit from previous years	-	-	-	-	-	-	-	-	2,615,000	(2,615,000)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2018, at a rate of COP 1,020 per share.	-	-	-	-	-	-	-	-	(923,362)	-	(923,362)	-	(923,362)
Release of reserves by law	-	-	579,254	-	-	-	-	-	(579,254)	-	-	-	-
Disposal of debt/equity instruments	-	-	-	-	(20,644)		-	-	20,644	-	-	-	-
Subsidiaries’ liquidation	-	-	-	-	-	-	-	-	512	-	512	-	512
Realization of retained earnings	-	-	-	-	-	-	-	-	1,090	-	1,090		1,090
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	380,289	380,289
Other reserves (1)	-	-	117,365	-	-		-	-	(117,365)	-	-	-	-
Changes in shareholdings subsidiaries	-	-	-	-	-	-	-	-	53,138	-	53,138	-	53,138
Net income	-	-	-	-	-	-	-	-	-	2,658,864	2,658,864	127,571	2,786,435
Other comprehensive income	-	-	-	631,813	33,838	(19,877)	1,918	29,662	-	-	677,354	-	677,354
Balance as of December 31, 2018	480,914	4,857,454	9,741,774	2,882,202	392,707	(19,877)	(1,107)	(50,956)	3,906,945	2,658,864	24,848,920	1,806,305	26,655,225

(1)	This item corresponds to the dynamic reserves of Banistmo S.A., which correspond to an additional provision recognized on its low credit risk loan portfolio.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2018, 2017 and 2016

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
					Equity					Attributable
	Share		Appropiated		securities					To owners	Non-
	Capital	Additional	Reserves	Translation	at fair value		Employee	Retained	Net	Of Parent	Controlling	Total
	(Note 21)	Paid in capital	(Note 22)	adjustment	through OCI	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2017	480,914	4,857,454	7,472,409	1,807,644	340,629	8,522	(80,646)	3,515,329	2,865,328	21,267,583	1,209,397	22,476,980
Transfer to profit from previous years	-	-	-	-	-	-	-	2,865,328	(2,865,328)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2016, at a rate of COP 950 per share.	-	-	-	-	-	-	-	(856,419)	-	(856,419)	-	(856,419)
Legal reserve movements	-	-	1,914,464	-	-	-	-	(1,914,464)	-	-	-	-
Release of reserves by law	-	-	(421,730)	-	-	-	-	-	-	(421,730)	-	(421,730)
Increase of reserves by law	-	-	77,398	-	-	-	-	(77,398)	-	-	-	-
Sale of financial instruments	-	-	-	-	(38,420)	-	-	38,420	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	(31,984)	(31,984)
Other reserves(1)	-	-	2,614	-	-	-	-	(2,614)	-	-	-	-
Net income	-	-	-	-	-	-	-	-	2,615,000	2,615,000	139,173	2,754,173
Other comprehensive income	-	-	-	442,745	77,304	(11,547)	28	-	-	508,530	-	508,530
Balance as of December 31, 2017	480,914	4,857,454	9,045,155	2,250,389	379,513	(3,025)	(80,618)	3,568,182	2,615,000	23,112,964	1,316,586	24,429,550

(1)	This item corresponds mainly to the dynamic reserves of Banistmo S.A., which correspond to an additional provision recognized on its low credit risk loan portfolio.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2018, 2017 and 2016

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
					Equity						Attributable
	Share		Appropiated		securities	Cashflow					To owners	Non-
	Capital	Additional	Reserves	Translation	at fair value	Hedge		Employee	Retained	Net	Of Parent	Controlling	Total
	(Note 21)	Paid in capital	(Note 22)	adjustment	through OCI	Reserve	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2016	480,914	4,857,454	5,877,379	2,153,056	108,012	12,112	10,240	(70,306)	3,753,427	2,097,161	19,279,449	1,128,470	20,407,919
Transfer to profit from previous years	-	-	-	-	-	-	-	-	2,097,161	(2,097,161)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2018, at a rate of COP 888 per share.	-	-	-	-	-	-	-	-	(796,517)	-	(796,517)	-	(796,517)
Legal reserve movements	-	-	1,554,425	-	-	-	-	-	(1,554,425)	-	-	-	-
Release of reserves by law	-	-	(377,471)	-	-	-	-	-	377,471	-	-	-	-
Increase of reserves by law	-	-	421,730	-	-	-	-	-	(421,730)	-	-	-	-
Gains on investments written off	-	-	-	-	(42,414)	-	-	-	42,414	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(8,692)	(8,692)
Other reserves (1)	-	-	(3,654)	-	-	-	-	-	3,654	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	2,865,328	2,865,328	89,619	2,954,947
Other comprehensive income	-	-	-	(345,412)	275,031	(12,112)	(1,718)	(10,340)	13,874	-	(80,677)	-	(80,677)
Balance as of December 31, 2016	480,914	4,857,454	7,472,409	1,807,644	340,629	-	8,522	(80,646)	3,515,329	2,865,328	21,267,583	1,209,397	22,476,980

(1)	This item corresponds mainly to the dynamic reserves of Banistmo S.A. , which correspond to an additional provision recognized on its low credit risk loan portfolio.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2018, 2017 and 2016

(Stated in millions of Colombian pesos)

	2018	2017		2016
Net income	2,786,435	2,754,173		2,954,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	467,777	433,033		482,902
Equity method	(187,814)	(253,602)		(60,254)
Deferred tax expense	223,544	193,568		457,611
Credit impairment charges on loans and advances and financial leases	4,311,485	3,879,559		3,248,517
Credit impairment (recovery) charges on off balance sheet credit and other financial instruments	(8,553)	(6,854)		92,453
Gain on sales on assets held for sale and inventories	(75,976)	(40,600)		(60,294)
Valuation gain on investment securities	(630,904)	(736,075)		(721,984)
Gains on sale of loan portfolio	(12,556)	-		-
Loss (Gain) upon disposal of investment in subsidiary	510	2,700		(260,279)
Valuation (losses) on derivative financial instruments	(244,613)	39,750		(159,422)
Wealth tax	-	51,220		146,931
Income tax	605,891	1,045,030		821,796
Other non-cash ítems	(50,760)	202,829		(1,170)
Net interest	(10,371,051)	(9,919,699)		(9,389,915)
Change in operating assets and liabilities:
(increase) Decrease in derivative financial instruments	(132,684)	135,595		263,966
(increase) Decrease in accounts receivable	(423,960)	338,211		263,871
Increase in loans and advances to customers	(12,952,529)	(11,266,789)		(10,853,224)
Increase in other assets	(282,703)	(23,083)		(47,200)
(Decrease) increase in accounts payable	(273,855)	(629,990)		445,570
Increase in other liabilities	189,868	189,655		263,729
Increase in deposits by customers	6,188,577	8,456,681		5,117,996
Decrease in estimated liabilities and provisions	(12,919)	(16,608)		(56,741)
Net changes in investment securities recognized at fair value through profit or loss	615,093	(1,599,641)		1,485,514
Proceeds from sales of assets held for sale	363,407	331,645		272,830
Proceed from sale of loan porfolio	511,864	-		-
Wealth tax paid(1)	-	(51,220)		(146,931)
Income tax paid	(167,856)	(199,127)		(192,045)
Dividend received	124,754	80,651		90,569
Interest received	15,585,632	15,347,265		14,370,840
Interest paid	(5,103,246)	(5,798,689)		(5,229,165)
Net cash provided by operating activities	1,042,858	2,939,588		3,601,418
Cash flows from investment activities:
Purchases of debt instruments at amortized cost	(2,380,202)	(3,122,872)		(2,077,078)
Proceeds from maturities of debt instruments at amortized cost	2,214,457	2,167,450		2,365,976
Purchases of debt instruments at fair value through OCI (2)(2017: debt instruments at amortized cost and fair value through profit or loss)	(1,652,050)	-		-
Proceeds from debt instruments at fair value through OCI (2)(2017: debt instruments at amortized cost and fair value through profit or loss)	1,525,435	-		-
Purchases of equity instruments and interests in associates and joint ventures	(289,361)	(305,650)		(487,782)
Proceeds from equity instruments and interests in associates and joint ventures	29,752	7,479		53,488
Restitution of associates' capital contributions	-	2,495		-
Purchases of premises and equipment and investment properties	(1,014,093)	(1,132,015)		(1,082,522)
Proceeds from sales of premises and equipment and investment properties	311,430	568,744		552,471
Net cash outflow from sales of investments in subsidiaries	-	-		(219,218)	(3)
Net cash outflow (inflow) from liquidation of investments in subsidiaries	26	(1,534)	(4)	(93)
Purchase of other long-term assets	(127,236)	(92,177)		(132,869)
Net cash (used in) provided by investing activities	(1,381,842)	(1,908,080)		(1,027,627)
Cash flows from financing activities:
(Decrease) Increase in repurchase agreements and other similar secured borrowing	(922,840)	1,313,442		706,341
Proceeds from borrowings from other financial institutions	15,774,251	12,190,496		13,594,292
Repayment of borrowings from other financial institutions	(14,472,128)	(17,042,665)		(13,744,676)
Placement of debt instruments in issue (5)	1,150,485	3,013,426		3,039,485
Payment of debt instruments in issue	(1,886,850)	(1,969,399)		(3,099,039)
Dividends paid	(735,798)	(1,126,209)		(840,242)
Transactions with non-controlling interests(6)	360,169	-		-
Net cash used in financing activities (7)	(732,711)	(3,620,909)		(343,839)
Effect of exchange rate changes on cash and cash equivalents	1,636,861	294,800		(575,284)
(Decrease) increase in cash and cash equivalents	(1,071,695)	(2,589,401)		2,229,952
Cash and cash equivalents at beginning of year	18,165,644	20,460,245		18,805,577
Cash and cash equivalents at end of year	18,730,810	18,165,644		20,460,245

(1)	The Bank was required to pay the wealth tax contribution until the tax year of 2017, in accordance with the Law 1739 of 2014. See Note 11 Income Tax
(2)	See adoption of new accounting standards in Note 32 impacts on application of new standards.
(3)	Corresponds to the net amount of cash received from the sale a 51% interest in Compañía de Financiamiento TUYA S.A. amounting to COP 9,517 and the balance of cash and cash equivalents held by the company at the transaction date amounting to COP 228,735.
(4)	Corresponds to the net amount of cash received from the liquidation of Leasing Perú S.A. and Fondo de Inversión en Arrendamiento Operativo - Renting Perú amounting to COP 16,838 and COP 3,757, respectively, and the balance of cash and cash equivalents held by the companies at the transaction date amounting to COP 17,903 and COP 4,226, respectively.
(5)	The issuance costs paid by Bancolombia S.A. amounted to USD 15,535. For further information see Note 17. Debt instruments in issue.
(6)	This item corresponds mainly to the capitalization of Fondo Colombia Inmobiliario.
(7)	For further information about the reconciliation of the balances of liabilities from financing activities, see Note 28. Liabilities from financing activities.

During the years ended December 31, 2018, 2017 and 2016, the Group entered into non-cash operating and investing activities related with restructured loans and returned goods that were transferred to foreclosed assets and inventories amounting to COP 521,718, COP 331,057 and COP 487,122, respectively which are not reflected in the consolidated statement of cash flows.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company, is a credit establishment, listed on the Colombia Stock Exchange (BVC), as well as on the New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), and its principal address is Carrera 48 # 26-85, Avenida Los Industriales. The Parent Company was originally constituted under the name Colombian Industrial Bank (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

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

The Parent Company and its subsidiaries (on a consolidated basis referred to as the “Bank”) include the following operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, Off Shore and Others. The activities carried out by each operating segment of the Bank are described in Note 3, Operating segments.

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

The Bank has 31,040 employees, and operates through 1,022 offices, 5,939 ATMs and 12,395 banking Correspondents.

The Bank through its subsidiaries has banking, operational and international presence in Puerto Rico, Panama, Guatemala, the Cayman Islands, Barbados and El Salvador.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.	Basis for preparation

The consolidated financial statements of the Bank are prepared in accordance with the International Financial Reporting Standards (hereinafter, IFRS) issued by the International Accounting Standards Board (hereinafter, IASB), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, IFRS-IC).

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates which, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recongized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.

Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value.  Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Likewise, the carrying value of assets and liabilities that are designated as hedged items in a fair value hedge, is adjusted for changes in fair value attributable to the hedged risk.

The consolidated financial statements are stated in Colombian pesos and its figures are stated in millions, except earnings per share, diluted earnings per share and the market exchange rate, which are stated in Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

The Parent Company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (NCIF) applicable to separate financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the stockholders.

B.	Presentation of financial statements

The Bank presents the consolidated statement of financial position ordered by liquidity and the consolidated statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset, unless such compensation is permitted or required by any accounting standard or interpretation and are described in the Bank's policies.

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

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of and for the periods ended on December 31, 2018 and 2017. The Parent Company consolidates the financial results of the entities on which it exerts control.

In accordance with IFRS 10, a subsidiary is an entity controlled by any of the entities that comprise The Bank, as long as the controlling entity has:

•	Power over the investee that give it the ability to direct their relevant activities that significantly affect the investee’s returns.
•	Exposure or rights to variable returns for its involvement with the investee.
•	Ability to use its power over the investee to affect the investor’s returns

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2018	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2016
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%	100.00%	100.00%
Valores Simesa S.A. (1)	Colombia	Investments	67.73%	68.57%	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
BIBA Inmobiliaria S.A.S.	Colombia	Real estate broker	100.00%	100.00%	100.00%
FCP Fondo Colombia Inmobiliario.(2)	Colombia	Real estate broker	51.29%	63.47%	62.55%
Prosicol S.A.S. (3)	Colombia	Pre-operating stage	-	-	68.57%
Fideicomiso "Lote Abelardo Castro".	Colombia	Mercantil trust	67.39%	68.23%	68.23%
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Investments	99.16%	99.16%	99.16%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Financomer S.A.	Panama	Financial services	100.00%	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Suvalor Panamá Fondos de Inversión S.A.	Panama	Holding	100.00%	100.00%	100.00%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2018	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2016
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective investment fund	100.00%	100.00%	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%	100.00%	100.00%
Banistmo Asset Management Inc. (4)	Panama	Purchase and sale of securities	-	-	100.00%
Banistmo Capital Markets Group Inc. (5)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Van Dyke Overseas Corp. (6)	Panama	Real estate broker	-	100.00%	100.00%
Inmobiliaria Bickford S.A. (6)	Panama	Real estate broker	-	100.00%	100.00%
Williamsburg International Corp. (6)	Panama	Real estate broker	-	100.00%	100.00%
Anavi Investment Corporation S.A. (5)	Panama	Real estate broker	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A. (5)	Panama	Real estate broker	100.00%	100.00%	100.00%
Steens Enterpresies S.A. (5)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A. (5)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	60.00%	60.00%	60.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.36%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Investments	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Arrendamiento Operativo CIB S.A.C.(7)	Peru	Operating leasing	100.00%	100.00%	100.00%
Fondo de Inversión en Arrendamiento Operativo - Renting Perú(8)	Peru	Car Rental	-	100.00%	100.00%
Capital Investments SAFI S.A. (8)	Peru	Trust	-	100.00%	100.00%
FiduPerú S.A. Sociedad Fiduciaria(7)	Peru	Trust	98.81%	98.81%	98.81%
Leasing Perú S.A. (8)	Peru	Leasing	-	100.00%	100.00%
Banagrícola Guatemala S.A.(8)	Guatemala	Outsourcing	-	99.16%	99.16%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	60.00%	60.00%	60.00%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance company	59.17%	59.17%	59.17%
Financiera Agromercantil S.A.	Guatemala	Financial services	60.00%	60.00%	60.00%
Agrovalores S.A.	Guatemala	Securities brokerage	60.00%	60.00%	60.00%
Tarjeta Agromercantil S.A. (8)	Guatemala	Credit Card	-	60.00%	60.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	60.00%	60.00%	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance company	60.00%	60.00%	60.00%
Asistencia y Ajustes S.A.	Guatemala	Services	60.00%	60.00%	60.00%
Serproba S.A.	Guatemala	Maintenance and remodelling services	60.00%	60.00%	60.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	60.00%	60.00%	60.00%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2018	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2016
Conserjeria, Mantenimiento y Mensajería S.A.	Guatemala	Maintenance services	60.00%	60.00%	60.00%
Media Plus S.A. (8)	Guatemala	Advertising and marketing	-	60.00%	60.00%
Mercom Bank Ltd.	Barbados	Banking	60.00%	60.00%	60.00%
New Alma Enterprises Ltd.	Bahamas	Investments	60.00%	60.00%	60.00%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00%	100.00%	100.00%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%	99.16%	99.16%

(1)	The decrease in the shareholding is due to the repurchase of outstanding stock by the subsidiary.
(2)	During 2018, the Bank's shareholding decreased in the subsidiary's capitalization process.
(3)	Investment sold by Valores Simesa during 2017.
(4)	Investment absorbed by Banistmo Capital Markets Group, Inc. during 2017.
(5)	Investments in non-operational stage.
(6)	Investment absorbed by Banistmo Capital Markets Group, Inc. during 2018.
(7)	Investment classified as assets held for sale. See Note 12 Assets held for sale and Inventories.
(8)	Investment liquidated during 2018.

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the Parent Company stockholders’ equity and profit or loss. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank’s balances is measured at fair value; gains or losses arising from this measurement are recognized in net income

There are restrictions on the ability of the Parent Company to obtain distributions of capital, due to the regulatory requirements of its subsidiaries in Panama. Banistmo and Bancolombia Panama have net assets before intercompany eliminations amounting to COP 8,186,449 and COP 6,872,171 at December 31, 2018 and 2017, respectively.

The loans and financial leases granted by those subsidiaries are subject to prudential regulation in Panama issued by the Panamanian Superintency of Banks including a requirement to maintain minimum reserves as a countercyclical capital buffer. For the years ended at December 31, 2018 and 2017, the reserves recognized amounted to COP 1,020,913 and COP 616,814. These requirements restrict the ability of the aforementioned subsidiaries to make remittances of dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

2.	Transactions between entities under common control

Combination of entities under common control, i.e. transactions in which all the combining entities are under the control of the Bank both before and after the combination, and that control is not transitory, are outside the scope of the IFRS 3- Business combinations. Currently, there is no specific guidance for these transactions under IFRS, therefore, as permitted by IAS 8, the Bank has developed an accounting policy considering the pronouncements of other standard-setting bodies. The assets and liabilities recognized as a result of transactions between entities under common control are recognized at the carrying value of the acquiree’s financial statements. The Bank presents the net assets received prospectively from the date of the transfer.

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

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and it is included in the carrying amount of the investment and it is not amortized. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset in accordance with IAS 36 Impairment of Assets Impairment losses are recognized in net income and are calculated as the difference between the recoverable amount of the associate or joint venture, using the higher of its value in use and its fair value less costs of disposal, and its carrying value.

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

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the consolidated statement of comprehensive income as “Unrealized gain/(loss) on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the consolidated statement of income as “Dividends received and share of profits of equity method investees”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank´s consolidated financial statements only to the extent of unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost.

The unrealized gain or loss of an associate or joint venture is presented in the consolidated statement of comprehensive income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s statement of other comprehensive income.

The dividends received from the associate or joint venture reduce the investment carrying value.

When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remained at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a part interest in the associate or joint venture, is recognized in the statement of income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.

For further informacion please see note 7.

4.	Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Bank recognizes and measures assets, liabilities, revenues and expenses in relation to its interest in joint operations in accordance with the applicable IFRS for the particular assets, liabilities, revenues and expenses.

If the Bank acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 Business Combinations or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, the Bank will apply all of the principles of IFRS 3 Business Combinations. In this case the Bank recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is tested for impairment at least annually.

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

The Bank consolidates the following funds:

Name	Country	% of ownership interest held by the Bank, 2018	% of ownership interest held by the Bank, 2017	% of ownership interest held by the Bank, 2016	Assets managed
					December 2018	December 2017
FCP Fondo Colombia Inmobiliario	Colombia	51.29%	63.47%	62.55%	3,205,133	2,698,224
Fideicomiso “lote Abelardo Castro”	Colombia	67.39%	68.23%	68.23%	11,616	10,343
Suvalor Panamá Fondo de Inversión	Panamá	100.00%	100.00%	100.00%	244	224
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Perú	-	100.00%	100.00%	-	-

For all the aforementioned funds, the Bank has participated in the design of the structured entity, establishes operating and financial decisions of the funds and it is exposed to variable returns such as dividends or returns paid in quarterly installments.

The commissions earned by the management of funds that are not consolidated are included in the statement of income as “Fees and commissions income”.

6.	Non-controlling interest

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank’s equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. The amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The option for recognition is made on an investment by investment basis.

Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.

6.1.	Significant non-controlling interest

FCP Colombia Inmobiliario

As of December 31, 2018, and 2017, the portion of non-controlling interest in the FCP Colombia Inmobiliario was 48,71% and 36,53%, respectively, which is considered as a significant non-controlling interest for the Bank and its subsidiaries. The principal place of business of FCP Colombia Inmobiliario is Bogotá (Colombia).

As of December 31, 2018, and 2017, there were no dividends declared by this subsidiary. In contrast, there were returns paid in quarterly installments due to the nature of its business, which mainly comprises long- term investment in real state, considered as low-risk portfolio.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2018, 2017 and 2016, related to the FCP Colombia Inmobiliario:

	December 31, 2018	December 31, 2017	December 31, 2016
	In millions of COP
Assets	3,205,133	2,698,224	2,009,382
Liabilities	963,841	1,048,867	655,315
Net assets	2,241,292	1,649,357	1,354,067
Condensed statement of income
Income
Valuation of investment properties	70,933	81,816	52,543
Valuation of trust rights	29,161	53,143	12,903
Rents	147,324	135,135	120,811
Profits of equity method investees	96,201	144,146	-
Other income	6,940	4,493	2,616
Total Income	350,559	418,733	188,873
Expenses
Interest on loans	67,593	68,900	67,558
Trust fees	554	322	9,004
Other expenses	121,162	86,270	49,078
Total Expenses	189,309	155,492	125,640
Net Income	161,250	263,241	63,233
Condensed cash flow
Net cash (used in) provided by operating activities	(351)	(394)	(372)
Net cash (used in) provided by investing activities	-	-	-
Net cash (used in) provided by financing activities	334	409	375
Cash and cash equivalents at beginning of year	18	3	-
Cash and cash equivalents at end of year	1	18	3

The information above are the amounts before inter-company eliminations.

As of December 31, 2018, 2017 and 2016, the profit allocated to non-controlling interest amounted to COP 78,570, COP 96,179 and COP 23,701, respectively.

As of December 31, 2018, 2017 and 2016, the accumulated non-controlling interest of the FCP Colombia Inmobiliario amounted to COP 1,091,802, COP 602,548 and COP 507,115, respectively.

Grupo Agromercantil Holding S.A.

As of December 30, 2018, the portion of ownership in Grupo Agromercantil Holding by the non-controlling interest was 40.00%, which is considered as a significant non-controlling interest for the Bank and its subsidiaries. Guatemala is the principal place of business of GAH and its subsidiaries.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2018, 2017 and 2016 of GAH.

	December 31, 2018	December 31, 2017	December 31, 2016
In millions of COP
Assets	13,556,250	12,191,869	11,795,358
Liabilities	12,209,984	10,847,895	10,477,427
Equity	1,346,266	1,343,974	1,317,931
Condensed statement of income
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off-balance sheet credit instruments	388,932	389,463	393,972
Total fees and commission, net	111,932	101,565	58,745
Other operating income	52,286	54,246	55,942
Dividends received and equity method	579	608	779
Total operating income, net	553,729	545,882	509,438
Operating expenses	(458,277)	(445,038)	(435,430)
Income tax	(15,910)	(21,546)	(11,197)
Net income	79,542	79,298	62,811
Condensed cash flow
Net cash (used in) provided by operating activities	(66,235)	192,850	(136,878)
Net cash (used in) provided by investing activities	244,949	(1,427)	(4,157)
Net cash (used in) provided by financing activities	(2,983)	(87,103)	(77,684)
Cash and cash equivalents at beginning of year	1,324,893	1,098,861	1,359,176
Cash and cash equivalents at end of year	1,500,624	1,203,181	1,140,457
Other comprehensive income
Investments at fair value through OCI	(6,598)	2,241	3,682
Translation adjustment	43,803	15,758	(64,195)
Others	(3,922)	(3,042)	6,959
Total other comprehensive income	33,283	14,957	(53,554)

For the year 2018, 2017 and 2016, the dividends received from Grupo Agromercantil amounted to COP 50,341, COP 39,482 and COP 46,416, respectively.

D.	Significant Accounting Policies

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Functional and presentation currency

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

Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in Stament of other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

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

As part of the consolidation process, exchange differences arising from debt securities in issue and the portion of other financial securities designated as hedges of foreign operations that are determined to be an effective hedge, are recognized in other comprehensive income in Translation adjustment reserve. When a foreign operation is sold or any debt securities in issue forming part of the net investment are repaid, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2018	December 31, 2017	December 31, 2016
Closing exchange rate	3,249.75	2,984.00	3,000.71
Average rate for the period ended at	2,956.55	2,951.21	3,053.20

4.	Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at central bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4.

5.	Security deposits.

Security deposits are assets pledged as collateral that correspond to cash guarantees made by the Bank to other financial institutions. The carrying amount is increased when a margin call is issued or when it is necessary to increase the trading quota; conversely, it is decreased when the aim is to lower that quota. The security deposits are recognized as other assets in the consolidated statement of financial position at the amount paid in favor of the counterpart and these assets are not subject to interest recognition.

6.	Business combinations and goodwill

Business combinations are those transactions where an acquirer obtains control of a business (e.g. an acquisition or merger).

Business combinations are accounted for using the acquisition method as follows: a) Identifiable acquired assets, liabilities and contingent liabilities assumed in the acquisition are recognized at fair value at the date of acquisition; b) Acquisition costs are recognized in the consolidated statement of income as expenses in the periods in which the costs are incurred and the services are received; c) and goodwill is recognized as an asset in the consolidated statement of financial position or a gain from a bargain purchase.

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

When the Bank enters into an option contract to acquire totally or partially the amount of shares in a subsidiary held by non-controlling interest, that entitles the non-controlling interest to sell its interest in the subsidiary to the Bank put option, the Bank analyzes whether the ownership risks and rewards remain with the non-controlling interest or have been transferred to the Bank. The non-controlling interest is recognized to the extent the risks and rewards of ownership of those shares remain with them. Irrespective of whether the non-controlling interest is recognized, a financial liability is recorded for the present value of the redemption amount. Subsequent changes to the liability are recognized in net income. The Bank will reclassify the liability to equity if the put option expires unexercised.

7.	Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

7.1.	Recognition of financial assets and liabilities

Financial assets and liabilities are recognized in the statement of financial position when the Bank becomes party to the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. The Bank uses settlement date accounting for regular way contracts when recording financial asset transactions.

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

To determine fair value, characteristics of the asset or liability are taken into account in the same way that market participants would use when pricing the asset or liability at the measurement date:

Based on quoted prices (unadjusted) in active markets for identical assets or liabilities to which the Bank can access at the measurement date (level 1).

•	Based on inputs of valuation methodologies commonly used by the market participants, these inputs are other than quoted prices included with in level 1 that are observable for the assets or liabilities, either directly or indirectly; considering inputs as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities like interest rates and yield curves observable at commonly quoted intervals, implied volatilities and credit spreads, and market-corroborated inputs (level 2).

•	Based on internal valuation techniques of discounted cash flow and other valuation methodologies, using unobservable inputs estimated by the Bank for the assets or liabilities, in the absence of observable inputs (level 3).

The accounting judgments used in determining fair value relate to matters such as liquidity risk, credit risk and volatility. The changes in estimates related to these factors could affect the recognized fair value of the financial instruments.

In Note 29 Fair Value of assets and liabilities an analysis is provided of the fair values of financial instruments and non-financial assets and liabilities, including further details about the measurement of fair value.

7.4.	Financial assets

At initial recognition, the Bank measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Financial assets are then classified considering their subsequent measurement at fair value through profit or loss, fair value through OCI or amortized cost on the basis of the business model for managing the financial assets and the contractual cash flow characteristics of the instrument. In addition, for particular investments in equity instruments, in accordance with IFRS 9, the Bank made the irrevocable election to present subsequent changes in fair value in other comprehensive income.

7.4.1 Money market operations.

Interbank assets and interbank deposits

These are funds that the Bank lends to other financial institutions or borrows from the Central Bank and other financial institutions. The transactions in an asset position with maturity of up to ninety days are classified as cash equivalents. The operations in an asset position with maturity greater than ninety days and all the operations in a liability position are measured at amortized cost and presented as “Other assets” or “interbank deposits”, respectively.

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

Securities at fair value through profit or loss

These are equity securities and debt securities that are not subsequently measured at amortized cost or at fair value through other comprehensive income. The difference between the current fair value and the immediately preceding fair value of the respective security is recorded as a higher or lower value of the asset, affecting the statement of income.

Investments at fair value through other comprehensive income (applicable since January 1, 2018)

Investments in debt securities are classified as measured at fair value through other comprehensive income if they are maintained under a business model whose objective is achieved by both obtaining the contractual cash flows and selling the instruments and, in addition, the instruments give rise, on specific dates to cash flows that correspond only to payments of capital and interest on the principal amount outstanding.

Changes in fair value of the investment are recognize in other comprehensive income, except for impairment gains or losses, interest income and foreign exchange gains or losses which are recognized in profit or loss. When the financial asset is written off, the accumulated gain or loss previously recognized in other comprehensive income is reclassified from equity to the statement of income. Interest income from these financial assets is recognized in the statement of income as ‘Interest and valuation on investments’ using the effective interest rate method.

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

7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”

7.4.5.1 Impairment of loans

Application for the period beginning on January 1, 2018 (IFRS 9):

At the end of each period, The Bank assesses impairment based on the expected loss of a financial asset or group of financial assets measured at amortized cost, or at fair value through other comprehensive income, where the impairment loss will be measured from “day 1” after its initial recognition. The model is structured in three phases in which the financial asset or group of financial assets can be categorized, from its initial recognition, considering the degree of credit risk and the circumstances that have produced a significant increase in it.

Stage 1 (Initial recognition) 12-month expected credit losses	Stage 2 (Significant increase in credit risk since initial recognition) Lifetime expected credit losses	Stage 3 (Credit-impaired assets) Lifetime expected credit losses

The expected loss is based on estimates of losses based on reasonable information about past events, present conditions and forecasts about future economic conditions.

The Bank determined that the measurement of impairment of the loan portfolio and financial leasing operations can be made through a collective or individual assessment in accordance with the amount of and characteristics of the loan.

Collective impairment model include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss resulting at default, and exposure at default with the inclusion of the prospective criterion. The individual analysis model is applied to significant exposures and includes the evaluation of weighted loss scenarios, taking into account macroeconomic expectations and the particular conditions of each debtor for the future generation of cash flow.

Significant Increase in Risk

To establish whether an asset presents a significant increase in risk since the initial recognition, the Bank performs an evaluation of quantitative and qualitative factors and reviews for each portfolio the rebuttable presumption that more than 30 days past due. The way in which the Bank determines whether the credit risk of financial instruments has increased significantly since the initial recognition is as follows:

Quantitative Criteria

Lifetime PD assessment: the Bank has determined that the most suitable quantitative way to establish the significant increase in credit risk is by assessing the residual lifetime PD at the initial recognition and at the current lifetime PD. In order to measure this difference, two thresholds are defined:

▪	Absolute Threshold: is the absolute difference between the value of the residual lifetime PD at the initial recognition and at the current lifetime PD. This threshold determines the value from which a positive absolute variation identifies a significant increase in the risk of the instrument.
▪	Relative Threshold: is the percentage variation between the value of the residual lifetime PD at the initial recognition and at the current lifetime PD. This threshold determines the value from which a positive percentage variation identifies a significant increase in the risk of the instrument.

If as a result of comparison of PDs one threshold but not the other is exceeded, it is not considered that there is a significant increase in the risk for the instrument.

If the instrument does not exceed the threshold, other qualitative criteria are evaluated, which can identify a significant increase credit risk even when the obligation is very close to expiration, the qualitative criteria are the following:

Qualitative Criteria

▪	Clients with assets restructured by risk, where the client is experiencing financial difficulties are classified in Stage 2 and provisioned by lifetime expected credit loss until the instrument is canceled or it is transfer to Stage 3 because it fullfill with definition of default.

▪	Clients on the watch list with level 2 or medium risk level.

▪	The Bank additionally reviews each semester if there are collective criteria for the migration of a group of clients to stage 2, for example, if a significant change has occurred from the origin in a specific product or geographic region or the occurrence of industry, regulatory, market or any other events that are considered significant with respect to their impact on the generation of future cash flow of the clients group operation.

Refutable presumption of more than 30 days of default

The Bank has reviewed for each portfolio the presumption of a significant increase as a result of 30 days past due, and finds historical evidence that there is a relationship between this presumption and default, except for Banistmo's mortgage portfolio, where the Bank has rebutted the presumption. The basis for rebutting this presumption is that there is reasonable and sustainable information that shows that when the contractual payments are more than 30 days past due, this does not represent a significant increase in the credit risk of a financial instrument, the main ones causes are:

▪	A percentage of Banistmos mortgage portfolio is 31-60 delinquency for operational issues due to the collection of checks (which generate a high operational burden), so that the payment culture exceeds 30 days past due. In accordance with IFRS 9.B5.5.20, when a non-payment effects results from an administrative oversight, instead of a financial difficulty of the borrowers, it is possible to rebut this presumption.

▪	There is no relationship between mortgages whose payments are past due for more than 30 days past due and the default, since only 15% deteriorate, but ia relationship is evidenced when the payments are more than 60 days past due, in which case approximately 74% is deteriorated.

In accordance with the previous paragraph, the significant increase credit risk for Banistmo's mortgage portfolio is defined at 60 days past due.

The following table show the participation for each of the stages and the distribution of stage 2 is detailed for the reasons that represent the significant increase credit risk.

Portfolio	Stage 1	Stage 2					Stage 3
		Threshold	Watch List	Restructured	More Than 30 Days	Total
Commercial	89.2%	29.5%	61.4%	3.6%	5.5%	3.1%	7.7%
Consumer	88.9%	67.4%	0.8%	9.7%	22.1%	5.9%	5.3%
Mortgage	88.2%	65.5%	0.0%	11.3%	23.1%*	7.2%	4.7%
Total Portfolio	89.0%	48.1%	30.7%	7.1%	14.1%	4.2%	6.8%

* The significant increase credit risk for Banistmo's mortgage portfolio is 60 days past due.

Definition of Default

To establish whether an asset is default, the Bank performs an assessment of quantitative and qualitative factors and reviews for each portfolio the rebuttable presumption of more than 90 days of default.

The way in which the Bank determines if there is a default is the following:

Quantitative criteria:

▪	Clients in default category according to internal rating models, because they have a high probability of default and high risk.
▪	Any Client that present a written off loan on their portfolio.

Qualitative Criteria:

▪	Clients in special states of restructuring or business reorganization and insolvency agreements.
▪	Clients on the observation list with high risk level.
▪	The Bank additionally, aligns all the loans of the same modality of the client to stage 3 when one of its obligations is in default.

Refutable presumption of more than 90 days of default

The Bank has reviewed for each portfolio the presumption loss in 90 days past due, and finds historical evidence of high probability of loss in the 90 days, except for Banistmo's mortgage portfolio, where the Bank has rebutted the presumption, given that there is historical evidence that the loss occurs at 180 days past due through the analysis of transition matrices, therefore the default for this portfolio is given at 180 days past due.

Measurement of expected credit losses by Collective methodology:

The quantification of the expected credit losses collectively is done according to: the classification of the stages, the homogeneous groups defined in each type of portfolio and the client’s risk level.

The segmentation of homogeneous groups is carried out by type of client; for individuals it is grouped by products and for companies by industry segments based on the sales level of the client.

Similarly, the risk level is assigned by type of client; for individuals the risk is measured using a behavioral scoring model for consumer products and a behavioral scoring for housing products. The function of these models is to rank the clients according to risk and thus have a better follow-up with them, the scoring is based on historical behavior and variables associated with each one of the products.

For companies, the level of risk is measured based on an internal rating model, which uses qualitative and quantitative variables as financial indicators of the client and then rankes them on a scale of 10 levels. The rating is affected by qualification programs of the region, factors of the local market and the knowledge of the client in the market, in addition to their financial state.

For further details please see Note 31 Risk Management, section: Description of Loans and Financial Leases.

To estimate the expected credit losses (ECL) under the collective methodology the following formula is used:

ECL = Probability of Default * Loss Given Default * Esposure At Default

The factors are estimated using statistical models developed from internal historical information of the entity and then adjusted with forward-looking information as described below:

•	Probability of Default (PD): Is the sstimated probability of occurrence of a default of an instrument. IFRS 9 proposes the specification of this parameter and its application according to the classification of Stages 1, 2 and 3.

o	PD 12 months: Is the estimated probability of occurrence of a default in the next 12 months of the instrument’s life as of the date of analysis. The Bank, according to the standard, estimated this probability for healthy portfolios that do not present a significant increase in risk or any evidence of impairment, that is, portfolios classified in Stage 1. To estimate the probability of default in the next 12 months, the Bank uses traditional techniques such as logistic regression, modeling the behavior of the portfolio by level of risk for each of the segments.

o	Lifetime PD: Is the estimated probability of occurrence of a default over the remaining life of an instrument, being dependent on the conditions of the product and the level of risk. The Bank estimated this probability for the portfolio with a significant increase in credit risk, that is, classified in Stage 2. The Bank estimates this probability using survival models which employ a statistical analysis to quantify the survival rate of a portfolio for a given period.

o	PD Stage 3: The clients evaluated by the collective methodology in Stage 3 have an associated probability of default of 100%.

•	Loss Given Default (LGD) or severity:Is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is = 1- Recovery Percentage, where the Recovery Ppercentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, historical discounts to market/book values due to forced sales, time to repossession and recovery costs observed.

•	Exposure at default: Is the exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), based on the contractual repayments owed by the borrower over a 12 months or lifetime basis, depending on the Stage of the asset.

For revolving products and those with an available quota that is likely to be used in its entirety, the Exposure At Default (EAD) estimate considers the use of the CCF (risk conversion factor), in order to find a relationship corresponding to the used and unused component of the instrument.

To estimate the expected credit losses (ECL) of guarantees and loan commitments it's considered in the formula an additional component of probability of becoming loan portfolio.

In order to estimate Lifetime Expected Credit Loss, the exposed balance is projected annually, the discount of the flows is made at the effective interest rate or an approximation of it.

Forward-looking information incorporated in the ECL models

To incorporate the Prospective information to the factors defined for the estimation of the expected loss, The Bank uses methodologies that correlate the historical behavior of the portfolio with certain economic variables. The Bank has made the projection of three macro scenarios (base, pessimistic and optimistic); each scenario has a plausible probability of occurrence to evaluate the best estimate of the expected loss under possible future economic conditions.

To make the projections, the Corporate Economic Research team has defined a process for the generation of estimates under two perspectives: thematic and analytical.

Thematic Perspective: in the first instance, a series of external variables are defined, which are those whose values are established at a global level and in whose definition the idiosyncratic dynamics of the analyzed country are not considered. As these are issues whose detailed study is beyond the scope of this team, the estimates made by external analysts are taken as reference.

Analytical Perspective: includes the compilation of the historical information for the most important economic and financial variables of the country. The information bases are compiled from official sources, which mostly correspond to official authorities, such as the Superintendency or Central Bank of each country. The Bank estimates forecasts based on time series models widely used in econometrics.

As a result, projections are obtained for the economic variables of interest, which are formulated monthly in a time horizon that includes the current year and five subsequent years. After five years, given the technical difficulties and the high uncertainty, the projection of the economic variables for the total remaining useful life of each instrument corresponds to the value of the fifth year projection.

Given that the business cycle length has varied between 4 to 4.5 years on average in the period between 1906 and 2018, the Grupo Bancolombia’s Economic Research Division considers that it is appropriate to forecast the economic indicators for a 5 year horizon in order to capture the main dynamics of the economy. That said, beyond this horizon, any forecast of the main macroeconomic indicators should gravitate near their long term trends, or steady state of the economy

Economic Scenario Weightings

To recognize the uncertainty surrounding the short and medium-term economic context that the country will experience, the projection work incorporates three scenarios: base, optimistic and pessimistic.

It is intended that each one of the scenarios contains reasonable expectations and that each has a relevant level of probability associated with it. In otherc| words, we seek to formulate possible, not extreme, scenarios. The projections of the base scenario correspond to the average estimate of internal analysts, while for the pessimistic scenario the observation of the 20th percentile is taken and for the optimistic scenario the 80th percentile.

The base scenario comes directly from the results of the projection models developed for each indicator, this scenario has a weighting of 60%. On the other hand, both the optimistic and the pessimistic scenarios are determined based on the values of the base scenario adjusted according to the standard error of the projections (each scenario has a weighting of 20%).

The following table sets forth the main macroeconomic variables that are used to incorporate the prospective information and its projections:

Scenarios Macroeconomic Projections Colombia
Base Scenario
	GDP growth	Inflation	Monetary Policy Rate	Unemployment	Exchange rate	Exports	Imports
2017	1.8%	4.1%	4.8%	9.6%	2,992	37,385	46,076
2018	2.6%	3.4%	4.3%	9.3%	3,060	43,035	50,140
2019	3.2%	3.4%	4.8%	8.8%	3,130	47,290	54,960
2020	3.4%	3.2%	5.3%	8.7%	3,260	46,072	59,352
2021	3.1%	3.1%	5.0%	8.6%	3,320	44,548	60,539
2022	3.3%	3.0%	4.8%	8.5%	3,370	48,213	62,658
2023	3.4%	3.0%	4.8%	8.3%	3,430	52,574	65,791

Optimistic Scenario
	GDP growth	Inflation	Monetary Policy Rate	Unemployment	Exchange rate	Exports	Imports
2017	1.8%	4.1%	4.8%	9.6%	2,992	37,385	46,076
2018	2.7%	3.1%	4.0%	9.3%	3,010	44,483	51,927
2019	3.9%	3.1%	4.3%	8.7%	3,000	49,381	57,541
2020	4.7%	2.7%	4.5%	8.4%	3,070	48,275	64,841
2021	4.3%	2.6%	4.3%	8.2%	3,090	46,630	63,825
2022	4.3%	2.6%	4.0%	8.0%	3,110	50,338	66,443
2023	4.6%	2.5%	4.0%	7.7%	3,130	54,700	69,576

Pessimistic Scenario
	GDP growth	Inflation	Monetary Policy Rate	Unemployment	Exchange rate	Exports	Imports
2017	1.8%	4.1%	4.8%	9.6%	2,992	37,385	46,076
2018	2.4%	3.7%	4.5%	9.4%	3,140	40,310	48,272
2019	2.5%	4.0%	5.3%	9.1%	3,360	41,973	52,285
2020	2.6%	3.7%	5.8%	9.0%	3,600	40,307	56,570
2021	2.1%	3.6%	5.5%	9.0%	3,740	39,946	57,905
2022	2.1%	3.6%	5.3%	9.1%	3,860	42,985	59,961
2023	2.1%	3.5%	5.3%	9.0%	3,990	47,347	63,094

Scenarios Macroeconomic Projections Panama
Base Scenario
	GDP growth	Inflation	Unemployment	Exports	Imports	Current Account Deficit
2017	5.4%	0.4%	6.0%	24,933	26,961	-8.0%
2018	3.7%	1.0%	6.5%	27,973	28,370	-5.8%
2019	5.1%	1.4%	7.2%	29,997	29,651	-4.1%
2020	4.9%	1.5%	7.5%	30,947	30,897	-4.0%
2021	4.6%	1.6%	7.9%	31,647	32,271	-3.0%
2022	4.5%	1.7%	8.2%	32,247	33,417	-3.6%
2023	4.6%	1.8%	8.5%	32,537	34,664	-3.5%

Optimistic Scenario
	GDP growth	Inflation	Unemployment	Exports	Imports	Current Account Deficit
2017	5.4%	0.4%	6.0%	24,933	26,961	-8.0%
2018	4.1%	1.0%	6.2%	28,373	28,170	-5.8%
2019	5.4%	1.3%	7.1%	30,597	28,751	-3.9%
2020	5.2%	1.5%	7.3%	31,347	29,697	-3.6%
2021	4.9%	1.6%	7.6%	32,047	31,071	-2.7%
2022	4.8%	1.6%	7.9%	32,767	32,217	-2.7%
2023	4.9%	1.6%	8.0%	33,097	33,464	-2.4%

Pessimistic Scenario
	GDP growth	Inflation	Unemployment	Exports	Imports	Current Account Deficit
2017	5.4%	0.4%	6.0%	24,933	26,961	-8.0%
2018	3.6%	1.0%	6.9%	28,197	28,370	-5.8%
2019	4.7%	1.7%	7.6%	29,197	30,851	-4.8%
2020	4.5%	1.9%	7.9%	29,647	32,097	-4.5%
2021	4.2%	1.9%	8.3%	30,047	33,471	-4.3%
2022	4.1%	2.0%	8.6%	30,147	34,617	-4.4%
2023	4.2%	2.2%	8.9%	31,737	35,864	-4.5%

Scenarios Macroeconomic Projections El Salvador
Base Scenario
	GDP growth	Inflation	Exports	Imports	Current Account Deficit	Fiscal Budget Balance
2017	2.3%	2.0%	5,760	10,593	-2.0%	-2.3%
2018	2.7%	1.9%	5,939	11,883	-3.3%	-2.3%
2019	2.5%	1.8%	6,355	12,714	-3.4%	-2.4%
2020	2.2%	1.9%	6,884	13,370	-3.5%	-2.2%
2021	2.0%	1.9%	7,264	13,911	-3.6%	-2.2%
2022	2.1%	1.9%	7,746	14,416	-3.5%	-2.1%
2023	2.2%	2.0%	8,255	14,964	-3.4%	-2.1%

Optimistic Scenario
	GDP growth	Inflation	Exports	Imports	Current Account Deficit	Fiscal Budget Balance
2017	2.3%	2.0%	5,760	10,593	-2.0%	-2.3%
2018	3.2%	2.4%	5,969	11,935	-3.1%	-0.8%
2019	3.6%	2.4%	6,503	12,987	-3.0%	-0.9%
2020	3.5%	2.7%	7,055	13,670	-3.1%	-0.8%
2021	3.2%	2.9%	7,455	14,228	-3.2%	-0.8%
2022	3.4%	3.1%	7,952	14,744	-3.1%	-0.8%
2023	3.5%	3.2%	8,472	15,304	-3.0%	-0.8%

Pessimistic Scenario
	GDP growth	Inflation	Exports	Imports	Current Account Deficit	Fiscal Budget Balance
2017	2.3%	2.0%	5,760	10,593	-2.0%	-2.3%
2018	2.3%	1.5%	5,910	11,832	-3.3%	-3.5%
2019	1.8%	1.1%	6,207	12,442	-3.7%	-3.8%
2020	1.4%	1.1%	6,712	13,070	-3.8%	-3.6%
2021	1.1%	1.0%	7,073	13,594	-3.9%	-3.5%
2022	1.3%	0.8%	7,541	14,087	-3.8%	-3.4%
2023	1.4%	0.7%	8,039	14,623	-3.7%	-3.5%

Scenarios Macroeconomic Projections Guatemala
Base Scenario
	GDP growth	Inflation	Exchange rate	Exports	Imports	Fiscal Budget Balance
2017	2.8%	5.7%	7.34	10,983	18,389	-3.7%
2018	3.0%	4.2%	7.77	10,730	19,171	-1.7%
2019	3.3%	4.0%	7.90	10,369	18,937	-1.6%
2020	3.2%	3.7%	8.00	10,354	18,816	-1.4%
2021	3.0%	4.4%	8.09	10,769	19,399	-1.3%
2022	3.2%	4.3%	8.19	11,199	20,563	-1.2%
2023	3.3%	4.2%	8.28	11,569	21,242	-1.2%

Optimistic Scenario
	GDP growth	Inflation	Exchange rate	Exports	Imports	Fiscal Budget Balance
2017	2.8%	5.7%	7.34	10,983	18,389	-3.7%
2018	3.2%	3.7%	7.50	10,798	19,259	-1.2%
2019	4.4%	3.5%	7.52	10,656	19,290	-0.9%
2020	4.4%	2.8%	7.50	10,642	19,169	-0.8%
2021	4.4%	3.2%	7.51	11,056	19,752	-0.7%
2022	4.4%	3.4%	7.51	11,719	20,443	-0.7%
2023	4.4%	3.3%	7.53	12,235	21,343	-0.7%

Pessimistic Scenario
	GDP growth	Inflation	Exchange rate	Exports	Imports	Fiscal Budget Balance
2017	2.8%	5.7%	7.34	10,983	18,389	-3.7%
2018	2.7%	4.8%	8.03	10,662	19,083	-2.2%
2019	2.1%	4.8%	8.28	10,082	18,584	-1.9%
2020	2.0%	4.3%	8.49	10,067	18,463	-1.8%
2021	2.0%	4.7%	8.67	10,481	19,046	-1.7%
2022	2.0%	5.0%	8.86	10,901	19,999	-1.8%
2023	2.0%	4.9%	9.03	11,119	20,399	-1.8%

Special methodologies applied in Stage 3

Collateral Methodology

For defaulted loans (stage 3), when it is determined that the fundamental source of collection of the loan is a guarantee, the amount of the loss is estimated as the balance owed less the weighted net present value of the market value of the collateral, less the costs of obtaining and selling the collateral, and affected by several macroeconomic scenarios with an expected probability of occurrence that result in a weighted expected loss.

Individual Methodology:

The Bank will individually evaluate defaulted loans (stage 3) with balances greater than COP 15,000 (USD 5 for foreign subsidiaries), analyzing the debt profile of each debtor, the guarantees granted and information on the credit behavior of the client and of the sector. Significant financial assets are considered in default when, based on current or past information and events, it is probable that the Bank will not be able to recover all the amounts described in the original contract, including the interest and commissions agreed to in the contract. When a significant financial asset has been identified as being in default, the amount of the loss is measured as the balance due minus the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence (base and alternative).

Clients classified as individual metodology will be evaluated at least twice a year and additionally each time a relevant event occurs that is reflected in significant changes in their level of risk and that leads to a change in the scenarios previously analyzed. The relevant events can be:

▪	Significant changes in the value of the guarantee
▪	Expected or adverse changes in the business
▪	Potentially shocking regulatory changes for the business
▪	Changes in its commercial and operational dynamics
▪	Significant payments

To establish the future cash flows expected from the client, two approaches are presented, which may be via cash flow generation or via execution of some type of guarantee or liquidation of assets, that is, “Going Concern” or “Gone Concern” approach.

Approach via Cash Flow: It refers to an analysis under the premise of "GOING CONCERN", that is, it is considered that the payment of the obligation will be made through the client's cash flow. The expected NPV calculation with a cash flow approach includes:

•	Financial projections of the client.

•	Debt Simulator.

•	Expected Net Present Value (NPV) calculation.

Approach via Guarantee Recovery: It refers to the "GONE CONCERN", that is, it is considered that the payment of the obligation will be given through the execution of guarantees or liquidation of assets. The calculation of the NPV with guarantee approach should include:

•	Analysis of the guarantee.

•	Future value of the guarantee.

Calculation of NPV Future cash flows are estimated based on two scenarios (base and alternative) that can be affected by the analysi of the guarantee and future value of the guarantee.

Application for the period ended on December 31, 2017 (IAS 39, 2011):

The Bank individually reviews impaired loans with balances greater than COP 5,000 (USD 1.5 for foreign subsidiaries), analyzing the debt profile of each debtor, the guarantees granted and information on the credit behavior in the sector. Significant financial assets are considered impaired when, based on current or past information and events, it is probable that the Bank will not be able to recover the amounts described in the original contract, including the interests and commissions agreed upon in the contract. When a significant financial asset has been identified as impaired, the amount of the loss is measured as the balance due minus the current net value of the estimated future cash flows. To estimate these flows, basic projected hypotheses are used based on qualitative analysis and backed up by information obtained from the Special Client Administration Committee as well as approvals made with Commerce Managers. When it is determined that a fundamental source of credit collection is a guarantee, the amount of loss is estimated as the balance due minus the fair value of the guarantee minus the estimated selling costs.

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

In the specific case of default assets, the allocated probability of default is 100%. The classification of an asset as “default” is made because of a non-payment of 90 days or more (180 days for the Banistmo mortgage portfolio), as well as in cases that there is no non-payment, but where there are doubts about the solvency of the debtor.

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

7.4.5.2 Investment Impairment (applicable since January 1, 2018):

Investments are classified in stages according to the risk level (rating) as follows:

Stage 1:

▪	Investments rated at investment grade.
▪	Investments rated at speculation grade if:
-	The current external rating is maintained or improved against the rating granted on the date of purchase
-	If there is a deterioration of the rating, lower than the number of notches that determine a significant increase in risk (1, 2 or 3 notches, in accordance with significant increase in risk definition).

Stage 2:

▪	Investments that pass from an investment grade rating to speculation grade.
▪	If there is a deterioration of rating in the number notches that determine a significant increase in risk.

Stage 3:

▪	Investments that are classified as default.

Significant Increase in Risk

Investments classified in stage 2 include those instruments that meet the corporate definition of a significant increase in risk. To establish whether a security has a significant increase in risk since the initial recognition, an assessment of the deterioration of the rating at the current date is made against the rating granted at the time of purchase. According to the original classification of the investment, there may be an increase with 1, 2 or 3 notches requared to determine a significant increase in risk, as shown in the following table:

EXTERNAL RATING ORIGIN	SIGNIFICANT INCREASE IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch

Measurement of expected losses:

[Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)

▪	All instruments classified in Stage 1 will be assigned a default probability for 12 months.
▪	All instruments classified in Stage 2 will be assigned a probability of default for the life of the instrument.
▪	All instruments classified in Stage 3 will be assigned a default probability of 100%.

To estimate the impairment of the instruments if the issue has an external rating, provision is made with the PD (Probability of default) based on the rating assigned by the external rating agency, if the instrument does not have an external rating, provision is made based on the internal rating model and the default probability of the loan portfolio.

In all cases, the LGD (Loss given default) is the parameter calculated by Moody´s unsecured bonds.

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

In the restructuring, real and personal property can be received as foreclosed assets to cancel partially the obligations. Likewise, the Bank can grant discounts on interest or other related receivables. If necessary, the discount can be applied to loan principal, either because the guarantees or payment sources do not fully cover the total loan or because the agreement does not permit full recovery of the total balance. The terms are reviewed in each negotiation to determine if the client should continue in the portfolio and if so, the terms to restore the business relationship after a certain time.

A loan that is renegotiated is derecognized if the existing agreement is cancelled and a new agreement made on substantially different terms or if the terms of an existing agreement are modified such that the renegotiated loan is a substantially different instrument. Where such loans are derecognized, the renegotiated contract is a new loan and impairment is assessed in accordance with the Bank accounting policy. Where such loans are not derecognized, impairment continues to be assessed for significant increases in credit risk compared to the initial origination credit risk rating.

If as a result of restructuring, the financial asset is derecognized, costs and fees are recognized in net income, as well the difference between the value in the balance sheet and the consideration received. In the case in which the modified financial asset is not derecognized, the costs and fees are deferred and will be amortized by the remaining life of the modified asset. The amount of the modified asset is recalculated and the effect of the modification is recognized in profit or loss.

Before the commencement of the restructuring process, the Bank should perform an analysis of the debtor’s projected cash flow in order to evaluate the capacity to pay the proposed plan. Restructuring loans are classified as follows:

Private Agreement

These are restructurings based on agreement with the client resulting from negotiations between the two parties, without any legal special scheme adopted by the debtor.

Regulated by the law agreements

These are restructurings that result from legal bankruptcy and insolvency procedures or corporate restructuring agreements entered into by the client.

7.4.7 Leasing

7.4.7.1 The Bank as lessee

The assets taken for lease under financial leases are recognized at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Such assets are recognized as premises and equipment in the statement of financial position.

The assets leased under financial leases are depreciated throughout their life using the straight-line method. However, if there is no reasonable certainty that the Bank will obtain the property at the end of the lease term, the asset is depreciated throughout its life or the lease term, whichever is shorter. The lease payments are divided between interest and debt reduction. The finance charges are recorded in the consolidated statement of income.

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

The Bank classifies a lease as a financial lease when according to the agreement substantially all the inherent risks and benefits are transferred to the lessee. Financial leases are recognized as the sum of the minimum payments to be received and any unguaranteed residual value, discounted at the lease interest rate. Otherwise, the lease is classified as an operating lease, which is classified in the statement of financial position as premises and equipment. The initial direct costs incurred in the negotiation of an operating lease are added to the carrying value of the leased assets and recorded as a cost during the lease term on the same basis as the lease income. The contingent rents of the leases are recorded as income in the period in which they are obtained.

Among the risks transferred are the possibilities of losses through underutilization, technological obsolescence, decrease in profitability or changes in the economic environment. Among the benefits derived from the use are the expectation of profit over the economic life of the asset and eventually, the appreciation of its residual value or realization of the asset.

The following are indications of transfer of risk and rewards of ownership to the lessee:

•	The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset upon termination of the lease.

•	The term of the lease covers most of the economic life of the asset, i.e. when the minimum lease term represents 75% or more of the economic life of the leased asset.

•	At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.

•	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.

7.5. Financial liabilities

At initial recognition, the Bank measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the statement of income if the liabilities are measured at fair value.

Derivative liabilities are measured at fair value through profit and loss and the gains or losses of those liabilities are recognized in the statement of income for subsequent measurements. Non-derivative financial liabilities are measured at amortized cost using the effective interest rate. Interest expenses are recognized in the statement of income unless the financial liability is designated as at fair value through profit or loss, for which is required to present the effects of changes in the liability’s credit risk in other comprehensive income.

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

Both financial guarantee contracts and loan commitments are initially recognized as liabilities at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Such contracts are measured at the higher of the provision amount measured according to IFRS 9 and the amount initially recognized less, the accumulated amortization recognized according IFRS 15 - Revenue from contracts with customers.

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

Application since January 1, 2018

When it is determined that the instruments subject to debt exchange are not substantially different, the transaction is recognized as a debt modification. In this case, the amortized cost of the modified liability is adjusted to the present value of the estimated contracts cash flows which are discounted at the original effective interest rate of the financial instrument and a gain or loss is recognized immediately in profit or loss. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability; its subsequent measurement continues at Amortized Cost. In debt exchanges that are considered substantially different, the liability is derecognized and a new financial liability arises.

7.6.1 Written-Off loan portfolio balances and related allowances

Loans are written off when the Bank concludes there is no realistic expectation of recovery of the loans and receivables balances from a client or third party. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

Type	Length of delinquency
Consumer	180 days, 450 days for vehicles in GAH, 720 days for loans with mortgage guarantee in Banco Agricola
Commercial	360 days
Small Business Loan	180 days, 720 days for loans with guarantee in Banistmo
Mortgage	For Banistmo and Banco Agrícola from 720 days. GAH 1440 days.

Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation and the probable recovery percentage given the existence or lack of collateral. When default conditions are present, it is initially necessary to evaluate whether the collateral that support the loan generate a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan in cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the financial statements.

7.7. Derivatives financial instruments

A financial derivative is an instrument whose value changes in response to changes in a variable such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial payment, or a smaller investment than would be required for other financial instruments with a similar response to changes in market conditions, and it is generally settled at a future date.

The Bank carries out derivative transactions to facilitate the business of clients related to the management of their market and credit risk; managing the exposure in its own position to changes in interest rates and risks in exchange rates; or to obtain benefits from changes in valuations experienced by these instruments in the market. Derivatives are recognized and measured at fair value through profit or loss, unless such derivatives are designated as hedging instruments in cash flow hedges or as a hedge of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative

7.7.1 Hedge accounting

Fair value hedges are used by the Bank, through its Panamanian subsidiary, Banistmo, to protect against changes in the fair value of investment securities that are attributable to interest rate variability. Cash flow hedges are used mainly to reduce the variability in cash flows caused by interest rate changes. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivatives are accounted for according to their classification as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set in the paragraph below.

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

Hedge relationships are classified and accounted for in the following way:

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

Amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment is based on a recalculated effective interest rate at the date amortization begins. If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the statement of income. If the hedge instrument expires or it is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the Bank discontinues prospectively the hedge accounting. For the items hedged at amortized cost, the difference between the carrying value of the item hedged at the termination of the hedge and the nominal value are amortized using the effective rate method during the time beyond the original terms of the hedge. If the hedged item is derecognized, the remaining value to amortize is recognized immediately in the statement of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.

–       Cash flow hedges: are used mainly to manage the exposition to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on statement of financial position or to a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the statement of income.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if its hedging designation is revoked, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the operations.

Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized in other comprehensive income when the forecast transaction is ultimately recognized in net income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

–       Hedges of a net investment in a foreign operation: In accordance with IAS 39 ‘Financial instruments’ and IFRIC 16 ‘Hedges of a net investment in a foreign operation’, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the Parent Company. Considering the hedge accounting relationship, in the case of the net investment, the gain or loss derived from the foreign exchange differences related to the debt securities that is determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 as detailed in F.2. ‘Functional and presentation currency’.

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

The Bank assess at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. Assets classified as premises and equipment are subject to impairment tests when events or circumstances occur indicating that the carrying amount of the assets may not be recoverable If there is any indication of impairment, the Bank estimates the recoverable amount of the assets and then recognizes the impairment loss in the consolidated statement of income.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recognized in the statement of income as ‘impairment, depreciation and amortization’.

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

The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the statement of income as “Other expenses”.

After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the statement of financial position date. The gains and losses that arise from changes in the fair values of investment properties are included in the statement of income as ‘Other operating income’.

The investment properties are derecognized, either at the moment of their disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the net disposal proceeds of the investment properties and the carrying value is recognized in net income in the period the disposal occurs.

Transfers of an asset to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to premises and equipment, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a premise and equipment becomes an investment property, it will be accounted for at its fair value.

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

The Bank assesses annually its intangible assets with finite life in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses.

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

The gain or loss that arises when an intangible asset is derecognized are measured as the difference between the disposal value and the carrying value of the asset and is recognized in the statement of income.

The Bank’s intangible assets comprise mainly intangibles of finite useful life: licenses, software and computer applications, client relationships and the legal stability agreement signed with the Ministry of Finance and Public Credit (See note 11 Income tax), customer relationships and patents. Intangibles of indefinite useful life are include in Goodwill.

10.1 Research and development costs

The research costs are recorded as expenses as they are incurred.

Costs directly related to the development of a stand-alone project are recognized as intangible assets when the following criteria are met:

•	It is technically feasible of to complete the intangible asset so that it will be available for use or sale;
•	Management intends to complete the intangible asset and use or sell it;
•	There is an ability to use or sell the intangible asset;
•	It can be demonstrated how the asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
•	The expenditure attributable to the intangible asset during its development can be reliably measured.

In the statement of financial position, the related capitalized costs are recorded at cost less accumulated depreciation and accumulated impairment losses.

Costs are capitalized during the application development stage and amortized on a straight-line basis from the beginning of the production stage over the period of expected future economic benefits. During the development period, the asset is subjected to impairment testing at least annually to determine if impairment indications exists. The development costs that do not qualify for capitalization are recorded as expenses in the income of the period. (see “Impairment of non-financial assets and cash-generating units and goodwill”).

11.	Inventories

The inventories of returned property are those assets that come from an early termination of a lease (returned properties) or those upon which the lease has already concluded (premises and equipment), which are expected to be sold in the normal course of business. These are controlled by the Bank and are expected to generate future economic benefits.

The inventories of returned property are recognized as an asset from the date in which the Bank assumes the risks and benefits of the inventories, provided that the cost of the asset can be reliably measured, and it is probable that it will generate future economic benefits.

The inventories of returned property are valued using the specific identification method and their costs include the carrying value at the time the asset is returned.

The carrying value of returned property is measured at the lower of cost and net realisable value (NRV). The net realisable value is the estimated selling price in the ordinary course of business less its estimated costs to sell. The adjustment in the carrying value to reflect the NRV, is recognized in the statement of income of the period in which the goods are returned. The value of any reversion that comes from an increase in the NRV in which the increase occurs is recognized as a lower expense in the period.

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

The Bank performs the measurement of the assets held for sale at the statement of financial position date. However, these assets are evaluated quarterly if exist impairment indicators that imply review of the carrying value recorded in the accounts. If those indications are identified, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset as ‘Impairment, depreciation and amortization’ in the statement of income.

Gains and losses in the sale of premises and equipment are recognized in the consolidated statement of income as “other operating income” or “other operating expenses”.

A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale and, represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Income and expenses coming from a discontinued operation must be disclosed separately from those coming from continued operations, in a single item after the income tax, in the consolidated statement of income of the current period and comparatively with previous period even though the Bank retains a non-controlling interest in the subsidiary after the sale.

13.	Impairment of non-financial assets and cash-generating units and goodwill

The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment. Regardless of whether impairment indicators exist, goodwill must be tested annually for impairment.

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

The Bank presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with what is required to be recognized as assets held for sale and where there are no plans to use them in the supply of services or for administrative purposes.

Foreclosed assets are initially recognized at the lower of net amount of the charged-off financial assets to which the foreclosed and net realizable value of the foreclosed asset (the net realizable value will be the estimated selling price of the asset or its awarding value, less the estimated costs necessary to carry out its sale), pending the obtaining of a plan for its commercialization. For this group of assets, it is evidence of impairment that they remain in the statement of financial position for a period greater than one year from their reception date without obtaining a buyer, despite permanently seeking their realization, even adjusting their selling price.

Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of arising events that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable" and a completely impairment is carried out

15.	Employee benefits

15.1 Short term benefits

The Bank grants to its employee’s short-term benefits such as bonuses, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate.

15.2 Other long term employee benefits

The Bank grants to its employees seniority bonuses as long-term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. These benefits are projected up to the date of payment and are discounted through the Projected Unit Credit method. The cost of long-term employee benefits is allocated across the period from the time the employee was hired the Bank and the expected date of obtaining the benefit.

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

They are post-employment benefit plans in which the Bank has the legal or constructive obligation to take responsibility for the payments of benefits that have agreed. The Bank makes an actuarial valuation on the basis of the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country.

16.	Provisions, contingent liabilities and contingent assets

Provisions are recorded when the Bank has a present obligation (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by the management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, treasury bonds (TES)1 for Colombia. The corresponding expense of any provision is recorded in the statement of income, as a provision ,net of all expected reimbursement. The increase of the provision due to the time value of money is recognized as a financial expense.

[1]	It refers to the interest rate of treasury bonds (TES), representative of the nation's public debt.

The amounts recognized in the statement of income, correspond mainly to:

−	Provisions for loan commitments and financial guarantee contracts; and
−	Provisions for legal proceedings, classified as probable to be decided against the Bank.

Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, or a present obligation that arise from past events but are not recognized because it is not probable, that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the financial statement but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

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

The Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using the Bank's credit cards and the fulfillment of certain conditions established in such program. Point’s redemption for prizes is carried out by a third party. According to IFRS 15, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fees and commission income, considering the total number of points that can be redeemed over the accumulated prizes and taking into account the probability of redemptions.

18.	Revenue recognition

Policy applicable since of January 1, 2018

Bank recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled in exchange for such assets or services. Unlike the scope of IAS 18, the recognition and measurement of interest income and dividend income from debt and equity instruments are no longer within the scope of IFRS 15. Instead, they are within the scope of IFRS 9

The Bank evaluates the contracts and commitments established with customers, identifying compliance with the five steps established in IFRS 15 as follows:

1.	Identifying the contract: the parties' rights, payment conditions, evaluation of the commercial basis and characteristics of the compensations are identified, and the Bank evaluates if there are modifications or combinations that applied.

2.	Identifying performance obligations: The Bank evaluates the commitments included in the entity's contracts to identify when the customer makes use of the service and whether the obligations are identifiable separately.

3.	Determining the transaction price: The characteristics of the amounts for which the agreed services were exchanged are reviewed in the Bank's contracts, to estimate the effect of the variable consideration in kind, or others payable to the customer.

4.	Allocating the transaction price to performance obligations: In the evaluation of prices to the Bank's contracts, these are designated individually to the services provided by the Bank, even in the products where there are commitments packaged.

5.	Satisfaction of performance obligations: The obligations established in contracts with customers are satisfied when the control of the service is transferred to the customer and the recognition is performed as established in IFRS 15 over time or at a point in time.

The Bank satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a)	The Bank's performance does not create an asset with an alternative use for the Bank, and the Bank has an enforceable right to receive payment for the performance completed to date.
b)	The Bank's performance creates or enhances an asset that the customer controls as the asset is created or enhanced
c)	The customer simultaneously receives and consumes the benefits provided by the Bank’s performance as the Bank performs.

For performance obligations where none of the indicated conditions is fulfilled, the Bank satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services and the entity satisfies a performance obligation. When the Bank fulfills a performance obligation through the delivery of promised goods or services, it creates a contractual asset for the consideration amount obtained with the performance.

A contract asset is the right of the Bank to receive a payment in exchange for goods or services that the Bank has transferred to a customer, when that right is dependent on another thing different than the passage of time (for example, billing or delivery of other elements part of the contract). The Bank recognizes the contractual assets as current assets, as they are expected to be realized within the normal operating cycle.

The costs of contracts eligible for capitalization as incremental costs when obtaining a contract are recognized as a contractual asset. Contractual costs are capitalized when incurred if the Bank expects to recover those costs. Contractual costs constitute non-current assets to the extent that the Bank expects to receive the economic benefits of those assets in a period greater than twelve months. The contractual costs are amortized systematically and consistently with the transfer of the services to the customer once the corresponding revenue has been recognized. The capitalized contractual costs are impaired if the customer withdraws or if the carrying amount of the asset exceeds the projection of the discounted cash flows that are related to the contract.

When the amount of consideration received from a customer exceeds the amount of the recognized revenue, this creates a contractual liability. Contract liabilities constitute the Bank's obligation to transfer goods or services to a customer, for which the Bank has received a payment from the end customer or if the amount is past due. They also include deferred income related to goods or services that shall be delivered or provided in the future, which will be billed to the customer in advance, but which are not yet past due.

Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when the Bank is an agent. The Bank recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts and after eliminating inter-group sales. The Bank evaluates its revenue categories based on specific criteria in order to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is probable that economic benefits flow to the Bank and it is possible to reliably measure revenues and costs in case there are.

The Bank presents revenue recognized from contracts with customers on a disaggregated basis categories according to the nature, amount, timing and uncertainty of revenue, this being the only impact on the presentation of financial statements. The Bank also discloses information about the relationship between the disclosure of disaggregated revenue and the information of the revenue disclosed for each operating segment.

Policy applicable until December 31, 2018

Revenue under IAS 18 applicable to the accounting information presented up to the year 2017, was recognized as it was probable that the economic benefits flowed to the entity and the revenues could be measured reliably.

18.1.	Interest income and expenses

For all financial instruments measured at amortized cost, interest income and interest expenses are recognized using the effective interest rate. The effective interest rate is the rate that exactly discounts future estimated cash flows payments through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying value of the financial liability or asset. The computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees or expenses that are directly attributed to the instrument and are an integral part of the Effective Interest Rate (EIR), but not future credit losses.

For debt securities at fair value, gains and losses arising from changes in fair value are included in the statement of income as ‘Interest and valuation on financial instruments’.

18.2.	Fees and commission income

The Bank charges fees for the services it provides to its customers. Fee income can be divided into the following three categories:

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

Commissions obtained from the services that are provided during a certain period of time:

Fees accrued for the transference of services during a period of time. The payments include income from commissions and asset management, custody and other administration and advisory commissions. In loan commitments when it is not possible to demonstrate the probability that a loan will be used, the opening fees of the loan are recognized in income statement during the commitment period on a straight-line basis.

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

Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized except when the Bank is able to control the period in which the deductible temporary difference is reverted and it is likely that the temporary difference will not be reverted in the foreseeable future.

Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that The Bank will have sufficient taxable income in the future that allow it to be recovered.

Tax credit from fiscal losses and surplus amounts from the presumptive income on the net income are recognized as a deferred asset, provided that it is likely that the Bank will generate future net income to allow their offset.

The deferred tax is recorded as debit or credit according to the result of each of the companies that form the Bank and for the purpose of disclosure on the Statement of Financial Position it is disclosed as net.

The income tax expense is recognized in the consolidated income statement under the heading Income Tax, except when referring to amounts directly recognized in the OCI (Other Comprehensive Income).

Regulatory changes in tax laws and in tax rates are recognized in the consolidated income statement under the Income Tax in the period when such rule becomes enforceable. Interest and fines are recognized in the consolidated income statement under the Other administrative and general expenses.

The Bank periodically assesses the tax positions adopted in tax returns and according to the results of the tax audits held by the tax authorities determines possible tax eventualities provided it has a present obligation, and the Bank can reliable estimate of the amount of the obligation. The recorded sums are based on the estimated fair amount that is expected to cover the amount expected to be paid in the future.

Revisions of tax returns must be documented, as well as any uncertain tax positions that are taken in them.

Transfer prices policy

The Bank has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The above taking into account the regulation for the Matrix provided for in the Organic Statute of the Financial System (article 119 numeral 4) which in relation to the autonomy of the subsidiaries states that: "The activity of the subsidiaries of entities subject to the control and supervision of the Colombian Superintendency of Finance must be carried out in conditions of independence and administrative autonomy, so that they have sufficient capacity of own decision to carry out the operations that constitute their object "

The Bank recognizes operations with economic links applying the Arm's Length Principle. These operations are documented and reported to the tax administration.

Operating segments

Operating segments are defined as components of the Bank for which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The Bank manages and measures the performance of its operations through the operating segments using the same accounting policies described in the summary of significant accounting policies described in Note 3.

20.	Earnings per share

The basic earnings per share are calculated by dividing net income attributable to the ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period.

To calculate diluted earnings per share, the net income attributable to ordinary equity holders, and the weighted average number of outstanding shares is adjusted by the dilutive effects inherent to potential ordinary shares.

21.	Paid-in capital

Corresponds to the greater amount paid by the shareholders on the nominal value of the share.

E.	Use of estimates and judgments

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

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Credit risk Impairment:

Expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current situation and reasonable and supportable forecasts of future economic conditions. The estimation of impairment charges is a critical accounting policy because of the significance of this line item, the sensitivity of the charges to changes in assumptions about future events and other somewhat subjective judgments that are incorporated in the individual credit loss models.

The main factors considered in collective estimations of credit losses are collateral values, loan maturity and macroeconomic forecast of variables such unemployment, GDP, interest rates, among others. It is also important to consider and any other variable that could influence client´s willingness to pay.

In addition, individual credit losses models consider assumptions on how the financial performance and future cash flow of a client could be affected by the client´s expected future operational and commercial activity, trends of the economic sector, and regulatory changes in the sector in which the client operates, as well as, other internal or external factors.

Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank´s risk vice-presidency on a regular basis, using robust validation procedures in order to assure a reasonable coverage of real losses.

This process enables management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations

Internal controls, data governance, standards and approval processes have been implemented by the Bank to make estimations more accurate.

For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost.

2.	Impairment testing of CGU including goodwill:

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 8, for further information related to carrying amount, valuation methodologies, key assumptions and the allocation of goodwill.

3.	Deferred tax:

Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the valid tax rules applicable in each country where the Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation, and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions.

Accordingly, the determination of the deferred tax is considered a critical accounting policy.

For more information relating to the nature of deferred tax assets and liabilities recognized by The Bank, please see Note 11.

4.	Provisions and contingent liabilities:

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory, arbitration proceedings, tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Provisions are recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities are critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and its carrying amounts. See Note 20.

5.	Fair value of financial assets and liabilities:

Financial assets and liabilities recorded at fair value on the Bank’s statement of financial position include debt, equity securities and derivatives classified at fair value through profit or loss, debt classified at fair value through other comprehensive income and equity securities which the Bank has made an irrevocable election to present in other comprehensive income changes in its fair value.

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

The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the financial statements, among others, due to changes in economic and demographic assumptions and significant events. For further information, see Note 18.

7.	Transaction price determination

With respect to contracts with the Bank’s customers, for the determination of the transaction price, the Bank allocates to each one of the performance obligations under the contract the price which represents the value expected to be received to each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. The bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price.

For the periods ended December 31, 2018 and 2017 there have been no significant changes in estimates and judgements made at end-year other than those indicated in financial statements.

F.	Recently issued accounting pronouncements

a)	Recently Issued Accounting Pronouncements Applicable in 2018

On January 1, 2018, the Bank adopted IFRS 9 (2014) financial instruments and IFRS 15 Revenue from contracts with customers. The nature and effects of the changes resulting from the adoption of these new standards are described below:

IFRS 9 financial instruments: The Bank has adopted the final version of IFRS 9 published in July 2014 that completed the replacement project of IAS 39 - Financial instruments, mainly introducing new criteria for classification and subsequent measurement of financial assets and liabilities, impairment requirements related to the accounting of expected losses and hedging accounting.

•	Classification and measurement: IFRS 9 (2014) establishes the categories amortized cost, fair value through profit or loss and fair value through other comprehensive income to classify financial assets, based on the entity’s business model to manage such assets and the characteristic of the flows that they generate. The final category has been introduced for specific simple debt instruments and equity instruments for which the entity irrevocably designates to recognize its changes in other comprehensive income from the initial recognition.

The classification of financial liabilities and their subsequent measurement remained mostly unchanged in relation to IAS 39, except for those liabilities designated at fair value through profit or losses for which the reporting entity is required to recognize changes in own-credit risk in other comprehensive income and the accounting for contractual modifications.

Due to requirements of local regulation, the Bank early adopted IFRS 9 as issued in November 2013, in the 2015 consolidated financial statements, which included only Fair value through profit or loss and amortized cost as measurement categories attributable to financial assets, based on the business model and the contractual cash flows characteristics and the option to make an irrevocable election at initial recognition for particular investments in equity instruments to present subsequent changes in fair value in other comprehensive income.

•	Impairment: IFRS 9 (2014) set significant changes in the assessment of the impairment of the value of financial instruments and therefore their associated risk, going from an incurred loss model to one of expected credit loss. The new regulation defined a model that identifies a Significant Increase in Credit Risk (SICR) in an instrument prior to the identification of objective evidence of impairment (EOD) and for which a loss over the life time of the asset should be measured.

In this line, The Bank established the quantitative and qualitative criteria through which it is possible to identify significant increases in the credit risk of an instrument.

The impairment-related requirements apply to financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI) whose business model is intended to collect of contractual flows and/or sales (as well as for lease account receivables, loan commitments and financial guarantees).

The Bank, in accordance with IFRS 9, estimates the Expected Credit Losses (ECL) based on the present value of the difference between contractual cash flows and expected cash flows of the instrument, estimated through collective and individual methodologies or analyses. The ECL amount will be updated on each presentation date to reflect changes in the portfolio's credit risk since the initial recognition.

Through the methodological implementation plan of IFRS 9, the Bank made the necessary adaptations, including the changes required in its provision calculation model, to comply with the expected impairment and loss requirements established by the international standard. For this, new processes and procedures were created, impairment policies were updated, and a control environment aligned with the SOX requirements was designed.

Impairment measurements were made through collective and individual evaluation models, with sufficient sophistication required for each portfolio. Collective models include parameters of probability of default at 12 months, life time probability of default, loss given default and exposure at default with the inclusion of the prospective criteria. The individual analysis methodology is applied in significant exposures and includes the evaluation of weighted loss scenarios, considering the macroeconomic expectations and the particular conditions of each debtor. For further information, please see Note 2.D.7.4.5.

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

For further information about the impact of transition to IFRS 9 (2014) in the Bank´s financial statements, please see Note 32.

Improvements to IFRS 9 Prepayment Features with Negative Compensation:

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. Amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The basis for conclusions to the amendments clarified that the early termination can result from a contractual term or from an event outside the control of the parties to the contract, such as a change in law or regulation leading to the early termination of the contract.

This amendment applies for periods beginning on or after January 1, 2019 but early adoption was permitted. The Bank has early applied this amendment to make a complete transition to IFRS on January 01, 2018. Except for the impact described in Note 32, there was no other significant impact in the application of this amendment.

IFRS 15, Revenue from Contracts with Customers: On May 28, 2014, the IASB published IFRS 15, which sets forth the principles of presentation of useful financial information about the nature, amount, timing and uncertainty of the income and cash flows generated from the contracts of an entity with its customers. IFRS 15 establishes that an entity recognizes revenue from ordinary activities, so they can represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled in exchange for such assets or services. IFRS 15 replaces IAS 11 - Construction contracts, IAS 18 - Income from ordinary activities, as well as related interpretations. This rule is effective for the period beginning on January 1, 2018, and its early adoption is permitted. A significant proportion of Bank revenues are outside the scope of IFRS 15, since most of the revenue comes from the operation of financial instruments.

For further information about the impact of the adoption of IFRS 15 in the Bank´s financial statements, please see Note 32.

b.	Recently Issued Accounting Pronouncements Applicable in Future Periods

IFRS 16 Leases: On January 13, 2016 the IASB issued IFRS 16 Leases that replaces IAS 17 leases, IFRIC 4 Determination of whether a contract contains a lease, SIC 15 Incentives in lease agreements and SIC 27 Evaluation of the substance of the transaction. This standard is effective as of January 1, 2019 and establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 on financial leases. At the beginning of the lease, the lessee will recognize a liability for the lease payments (liability for lease) and an asset that would represent the right to use the underlying asset during the term of the lease (right to use the asset). Lessees must separately recognize the interest expense of the lease liability and the depreciation expense of the right to use.

Lessees must also adjust the lease liability from the occurrence of certain events (for example, a change in the term of the lease, a change in future lease payments resulting from a change in the index or rate used to determine these payments). The lessee will generally recognize the amount of the adjustment to the lease liability as an adjustment to the right-to-use asset.

The standard includes two recognition exemptions for lessees: leasing of low-value assets (for example, personal computers) and short-term leases (that is, leases with a term of less than 12 months).The accounting of the lessor under IFRS 16 does not have substantial modifications with respect to that made under the requirements of IAS 17. The lessors will continue to classify all their leases using the same classification principles of IAS 17, between financial and operating leases.

For further information about the adoption of IFRS 16 and the expected impacts in the Bank´s financial statements, please see Note 31.

Annual improvements to IFRS Cycle 2015-2017

Amendments to IFRS 3 Business combination: The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.

Management is evaluating the impact of the modification in the Bank´s statement of financial position and disclosures.

Amendments to IFRS 11 Joint Arrangements: The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

Management is evaluating the impact of the modification in the Bank´s statement of financial position and disclosures.

Amendments to IAS 12 Income taxes: The amendments to IAS 12 clarify the recognition of the tax effects for dividends as defined in IFRS 9, when a liability is recognized for payment of the dividend. The tax effects of dividends are linked more directly to past transactions or events that generate distributable profits than to distributions to owners. Therefore, an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

Management is evaluating the impact of the changes that the amendment of IAS 12 has on the Group, in its statement of financial position and disclosures.

According to IASB, these amendments apply for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted

Amendments to IAS 23 Borrowing Costs: The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

No impact is estimated in the Group's financial statements as a result of this amendment. An entity shall apply those amendments for annual reporting periods beginning on or after 1 January 2019.

IFRS 17, Insurance: In May 2016, the IASB issued IFRS 17 to replace IFRS 4. Accounting for insurance contracts requires entities to separate specified embedded derivatives, investment components and performance obligations are distinguished from the insurance contracts, and to separately recognize, present and disclose insurance revenues, insurance service expenses and the insurance financial income or expense.  However, a simplified measurement method is allowed to measure the quantity related to the remaining service by allocating the premium during the coverage period.

This IFRS is mandatory for periods beginning on or after January 1, 2021. Early application is allowed. Management is evaluating the impact of the adoption of IFRS 17 on the Bank's financial statements and disclosures and does not expect a material effect on its current financial position or disclosures.

IFRIC 23 uncertainty over income tax treatments: This interpretation has the object of reducing the diversity there is in the recognition and calculation of a tax liability or an asset when there is uncertainty about tax treatment.

This interpretation applies to all accounting aspects of the income tax when there is uncertainty regarding the treatment of an element, including the tax gain or loss, the assets and liabilities tax bases, tax loss and credit and tax rates. This interpretation is mandatory for the annual periods beginning on or after January 1, 2019.

The Bank shall reflect the effect of an uncertain tax position about the income tax, when it will be concludes that it is unlikely that the tax authority will accepts an uncertain tax treatment and, therefore, it will likely pay amounts relating to the uncertain tax treatment.

In the determination of the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could be taken. As of result of the complexity of the tax system, the continuous modifications to fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country in some issues such as deductible expenses such as provisions, depreciation, amortization and expenses in general or in untaxed income that at any time could the tax authority have different interpretation from that of the Bank; However, the Bank and its advisors consider that their actions judgments and estimates made in each fiscal period correspond to those indicated by the tax regulations in force and, therefore, they have not considered it necessary to recognize any additional provision to those indicated in Note 20 to the financial statements.

Improvements to IAS 28 Long-term interests in associates and joint ventures: The board clarifies that long-term interests in an associate or joint venture which, in essence, are part of a net investment in the associate or joint venture, are within IFRS 9, and thus, the value impairment requirements of IFRS 9 apply to these interests. An entity shall apply these amendments retroactively, in accordance with IAS 8 to the annual periods which are to be reported starting on or after January 1, 2019.

Management is currently evaluating the impact of the changes that the amendment of IAS 28 would have on the Bank and its financial statements and disclosures.

Amendments to IAS 19: The amendments clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This clarification provides that entities might have to recognize a past service cost, or a gain or loss on settlement, that reduces a surplus that was not recognized before. Changes in the effect of the asset ceiling are not netted with such amounts. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income. The Bank expect no impacts due to this modification, since its application is prospective and to date these events have not been presented.

The amendments to this accounting standard will imply an adjustment to the deferred tax calculated as of December 2018, when the accounting basis of the liability (asset) is modified using updated actuarial assumptions to determine the cost of services for the current period and the net interest, for the rest of the annual period. The amendment are effective for annual periods beginning on or after 1 January 2019. .

Conceptual Framework: The IASB issued the Conceptual Framework in March 2018, it is effective for annual periods beginning on or after 1 January 2020. It sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards.

The Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available and that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance; the CODM is constituted by the Bank’s President (CEO) and Financial Vicepresident (CFO). The segment information has been prepared following the Bank’s accounting policies as described in the summary of significant accounting policies in Note 2 Significant accounting policies and has been presented consistently with the internal reports provided to the CODM.

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

This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank´s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank´s corporate and government sales force targets and specializes in companies with more than COP 20,000 million in revenue in nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

Tuya S.A. was discontinued in the year ending as of December 31, 2016. For more detail, see Note 30 Discontinued operations.

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

This segment is also responsible for the management of the Banistmo’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

•	Banking El Salvador

This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador through Banco Agrícola S.A. Banking El Salvador also includes operations of the following subsidiaries: Arrendadora Financiera S.A., Credibac S.A. de CV, Valores Banagricola S.A. de C.V.

This segment is also responsible for the management of Banco Agrícola’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

•	Banking Guatemala

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A. Banking Guatemala also includes operations of the following subsidiaries: Mercom Bank Ltd., Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Agencia de Seguros y Fianzas Agromercantil S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A. and New Alma Enterprises LTD.

This segment is also responsible for the management of Banco Agromercantil’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

•	Trust

This segment provides trust and asset management services to clients in Colombia and Peru through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria and FiduPerú S.A. Sociedad Fiduciaria (in winding up process). The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

Investment in FiduPerú S.A. was classified as Asset held for sale in the Consolidated Statement of Financial Position as of December 31, 2018. The Bank started in 2018 a process of winding up for this investment located in Peru. For further information, see Note 12 Assets held for sale and inventories.

•	Investment banking

This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Corporación Financiera. Its customers include private and publicly-held corporations as well as government institutions.

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

This segment provides financial and operational leases activities, including cross-border and international leasing services to clients in Colombia, Central America and Mexico. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S., Arrendamiento Operativo CIB S.A.C. and Transportempo S.A.S. This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

According to the quantitative threshold test required by IFRS 8 Operating Segments, the revenue reported by “all other segments” is less than 10 per cent of the combined revenue of all operating segments and its assets represent less than 10 per cent of all operating segments combined assets of the Bank.

The investment in Arrendamiento Operativo CIB S.A.C. is classified as Asset held for sale in Statement of Financial Position. For further information, see Note 12 Assets held for sale and inventories.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2018
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(2)	Total after eliminations
	In millions of COP
Total interest and valuation	12,215,644	1,573,928	931,405	894,934	404	22	24,273	547,878	14,737	16,203,225	(86,725)	16,116,500
Interest income on loans and financial leases	11,990,678	1,449,441	861,174	821,276	-	-	-	434,754	9,049	15,566,372	52	15,566,424
Total Debt investments	366,354	101,599	25,081	72,896	105	22	14,728	20,559	32	601,376	(2)	601,374
Derivatives	(17,023)	(13,250)	-	-	-	-	7,694	86,779	-	64,200	(86,775)	(22,575)
Total liquidity operations	(124,365)	36,138	45,150	762	299	-	1,851	5,786	5,656	(28,723)	-	(28,723)
Interest expenses	(4,194,772)	(558,126)	(252,351)	(360,988)	(39)	-	(15)	(247,666)	(56,259)	(5,670,216)	-	(5,670,216)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	8,020,872	1,015,802	679,054	533,946	365	22	24,258	300,212	(41,522)	10,533,009	(86,725)	10,446,284
Total credit impairment charges, net	(3,354,330)	(269,164)	(94,301)	(136,289)	(826)	(135)	155	19,039	(7,221)	(3,843,072)	-	(3,843,072)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,666,542	746,638	584,753	397,657	(461)	(113)	24,413	319,251	(48,743)	6,689,937	(86,725)	6,603,212
Revenues (Expenses) from transactions with other operating segments of the Bank	(6,986)	(30,634)	(2,029)	(7,574)	(32,509)	20,187	55,843	98,987	(95,285)	-	-	-
Fees and commission income(3)	2,841,302	312,762	227,114	141,253	313,908	20,271	113,970	20,840	2,988	3,994,408	(149)	3,994,259
Fees and commission expenses	(1,009,573)	(120,520)	(43,216)	(29,320)	(2,380)	(46)	(2,734)	(3,408)	(1,859)	(1,213,056)	-	(1,213,056)
Total fees and commission income, net	1,831,729	192,242	183,898	111,933	311,528	20,225	111,236	17,432	1,129	2,781,352	(149)	2,781,203
Other operating income	250,598	39,781	4,842	52,287	19,826	965	(10,468)	15,668	912,738	1,286,237	(82,435)	1,203,802
Dividends received, and share of profits of equity method investees	(49,316)	4,240	1,894	580	18,572	(67,990)	(12,416)	(270,523)	(34,485)	(409,444)	751,239	341,795
Recovery (Impairment) charges on cash-generating unit	-	-	-	-	-	173,339(1)	-	-	(4,583)	168,756	-	168,756
Total operating income, net	6,692,567	952,267	773,358	554,883	316,956	146,613	168,608	180,815	730,771	10,516,838	581,930	11,098,768
Operating expenses (4)	(4,902,500)	(554,890)	(402,831)	(373,279)	(111,614)	(24,110)	(98,687)	(53,313)	(467,770)	(6,988,994)	(2)	(6,988,996)
Impairment, depreciation and amortization	(177,779)	(55,127)	(26,122)	(84,996)	(588)	(131)	(1,402)	(2,072)	(144,722)	(492,939)	(963)	(493,902)
Total operating expenses	(5,080,279)	(610,017)	(428,953)	(458,275)	(112,202)	(24,241)	(100,089)	(55,385)	(612,492)	(7,481,933)	(965)	(7,482,898)
Profit before tax	1,612,288	342,250	344,405	96,608	204,754	122,372	68,519	125,430	118,279	3,034,905	580,965	3,615,870

(1)	Includes imparment recovery in joint venture Compañía de Financiamiento Tuya S.A. For more information see Note 7 Investments in associates and joint ventures
(2)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(3)	For further information about income from contracts with customers, see note 24.3. Fees and commissions.
(4)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

	For the year ended December 31, 2017(5)
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(2)	Total after eliminations
	In millions of COP
Total interest and valuation	12,995,017	1,495,446	882,806	865,038	794	94	8,916	444,649	10,201	16,702,961	(6,568)	16,696,393
Interest income on loans and financial leases	12,586,875	1,374,398	830,050	767,986	-	-	-	412,418	13,000	15,984,727	(426)	15,984,301
Total Debt investments	602,304	93,154	31,582	100,193	193	94	15,147	16,329	735	859,731	-	859,731
Derivatives	(54,156)	438	-	-	-	-	(7,661)	6,085	(289)	(55,583)	(6,084)	(61,667)
Total liquidity operations	(140,006)	27,456	21,174	(3,141)	601	-	1,430	9,817	(3,245)	(85,914)	(58)	(85,972)
Interest expenses	(4,791,976)	(523,312)	(256,994)	(348,726)	(102)	-	(72)	(226,304)	(85,928)	(6,233,414)	428	(6,232,986)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	8,203,041	972,134	625,812	516,312	692	94	8,844	218,345	(75,727)	10,469,547	(6,140)	10,463,407
Total credit impairment charges, net	(3,195,837)	(46,468)	(110,018)	(125,877)	(549)	466	(147)	6,541	1,696	(3,470,193)	8,576	(3,461,617)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,007,204	925,666	515,794	390,435	143	560	8,697	224,886	(74,031)	6,999,354	2,436	7,001,790
Revenues (Expenses) from transactions with other operating segments of the Bank	(59,884)	(26,837)	(963)	(972)	(33,024)	16,209	53,075	101,327	(48,931)	-	-	-
Fees and commission income(3)	2,531,221	317,753	211,159	126,022	285,648	28,747	97,185	19,390	3,989	3,621,114	-	3,621,114
Fees and commission expenses	(889,481)	(112,986)	(40,325)	(24,457)	(1,982)	(52)	(482)	(2,874)	(2,476)	(1,075,115)	-	(1,075,115)
Total fees and commission income, net	1,641,740	204,767	170,834	101,565	283,666	28,695	96,703	16,516	1,513	2,545,999	-	2,545,999
Other operating income	608,025	8,662	(7,799)	54,246	13,560	1,886	(11,647)	6,428	885,182	1,558,543	19,666	1,578,209
Dividends received, and share of profits of equity method investees	(53,141)	7,038	324	608	18,249	(70,114)	12,278	(239,328)	(61,156)	(385,242)	651,412	266,170
Recovery (Impairment) charges on cash-generating unit	-	-	-	-	-	(173,339)(1)	-	-	-	(173,339)	-	(173,339)
Total operating income, net	7,143,944	1,119,296	678,190	545,882	282,594	(196,103)	159,106	109,829	702,577	10,545,315	673,514	11,218,829
Operating expenses (4)	(4,715,976)	(569,219)	(383,002)	(343,646)	(113,482)	(34,100)	(101,255)	(56,593)	(430,212)	(6,747,485)	538	(6,746,947)
Impairment, depreciation and amortization	(147,262)	(55,197)	(34,671)	(101,392)	(540)	(133)	(1,398)	(967)	(137,377)	(478,937)	(174)	(479,111)
Total operating expenses	(4,863,238)	(624,416)	(417,673)	(445,038)	(114,022)	(34,233)	(102,653)	(57,560)	(567,589)	(7,226,422)	364	(7,226,058)
Profit before tax	2,280,706	494,880	260,517	100,844	168,572	(230,336)	56,453	52,269	134,988	3,318,893	673,878	3,992,771

(1)	Includes imparment recognition in joint venture Compañía de Financiamiento Tuya S.A. For more information see Note 7 Investments in associates and joint ventures
(2)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(3)	For further information about income from contracts with customers, see Note 24.3. Fees and commissions.
(4)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.
(5)	Some figures in the performance by operating segment disclosure for the year ended as of December 31, 2017 disclosed in the Bank’s annual report in 2017 have been changed due to an impact at the disaggregation level in the process of adopting IFRS 15. See adoption of new accounting standards in Note 32 Impacts on application of new standards.

	For the year ended December 31, 2016(4)
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation(1)	Total after eliminations
	In millions of COP
Total interest and valuation	11,586,785	1,399,852	901,757	869,329	827	136	17,160	442,107	30,299	15,248,252	500,553	15,748,805
Interest income on loans and financial leases	11,196,951	1,284,986	844,687	763,031	-	-	-	431,381	25,819	14,546,855	473,487	15,020,342
Total Debt investments	464,504	94,284	48,264	96,081	283	136	18,094	16,205	3,145	740,996	1,718	742,714
Derivatives	(10,197)	3,274	-	5,323	-	-	(2,113)	(7)	(1,030)	(4,750)	-	(4,750)
Total liquidity operations	(64,473)	17,308	8,806	4,894	544	-	1,179	(5,472)	2,365	(34,849)	25,348	(9,501)
Interest expenses	(4,542,701)	(457,611)	(252,011)	(348,219)	(20)	-	(33)	(252,030)	(99,991)	(5,952,616)	(100,484)	(6,053,100)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	7,044,084	942,241	649,746	521,110	807	136	17,127	190,077	(69,692)	9,295,636	400,069	9,695,705
Total credit impairment charges, net	(1,797,848)	(367,781)	(55,985)	(127,839)	(164)	(423)	(25)	(52,294)	871	(2,401,488)	(329,664)	(2,731,152)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,246,236	574,460	593,761	393,271	643	(287)	17,102	137,783	(68,821)	6,894,148	70,405	6,964,553
Revenues (Expenses) from transactions with other operating segments of the Bank	(65,915)	(20,600)	(3,054)	701	(22,893)	12,891	38,677	99,914	(39,721)	-	-	-
Fees and commission income(3)	2,063,018	291,853	203,623	81,737	239,610	19,843	80,571	30,263	1,699	3,012,217	287,716	3,299,933
Fees and commission expenses	(767,655)	(111,590)	(45,361)	(22,992)	(865)	(22)	(511)	(3,253)	(1,526)	(953,775)	(15,195)	(968,970)
Total fees and commission income, net	1,295,363	180,263	158,262	58,745	238,745	19,821	80,060	27,010	173	2,058,442	272,521	2,330,963
Other operating income	569,326	18,851	1,302	55,942	13,500	2,285	(9,923)	16,453	888,529	1,556,265	(89,610)	1,466,655
Dividends received, and share of profits of equity method investees	(264,715)	4,692	711	779	16,873	202,062	32,567	(269,096)	(175,595)	(451,722)	628,414	176,692
Total operating income, net	6,780,295	757,666	750,982	509,438	246,868	236,772	158,483	12,064	604,565	10,057,133	881,730	10,938,863
Operating expenses (3)	(4,142,515)	(589,535)	(390,309)	(323,001)	(87,951)	(26,662)	(110,317)	(60,688)	(400,243)	(6,131,221)	(321,551)	(6,452,772)
Impairment, depreciation and amortization	(147,261)	(62,459)	(50,323)	(112,429)	(612)	(93)	(1,980)	(972)	(137,672)	(513,801)	(4,008)	(517,809)
Total operating expenses	(4,289,776)	(651,994)	(440,632)	(435,430)	(88,563)	(26,755)	(112,297)	(61,660)	(537,915)	(6,645,022)	(325,559)	(6,970,581)
Profit before tax	2,490,519	105,672	310,350	74,008	158,305	210,017	46,186	(49,596)	66,650	3,412,111	556,171	3,968,282

(1)	Includes provisions, dividends, gains on sales and non-controlling interest and reclassification according to the analysis process used by the CODM.
(2)	For further information about income from contracts with customers, see note 24.3. Fees and commissions.
(3)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.
(4)	Some figures in the performance by operating segment disclosure for the year ended as of December 31, 2016 disclosed in the Bank’s annual report in 2016 have been changed due to an impact at the disaggregation level in the process of adopting IFRS 15. See adoption of new accounting standards in Note 32 Impacts on application of new standards.

The following table presents financial information of the total assets and liabilities by operating segment:

For the year ended December 31, 2018
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	149,185,338	31,116,800	14,704,427	13,556,250	580,205	1,779,618	301,851	17,963,675	9,638,514	238,826,678	(18,713,060)	220,113,618
Total liabilities	(132,722,635)	(27,761,479)	(12,963,237)	(12,209,984)	(86,524)	(40,741)	(57,765)	(12,640,349)	(2,336,273)	(200,818,987)	7,360,594	(193,458,393)

For the year ended December 31, 2017
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	142,207,844	28,119,504	12,978,363	12,191,869	493,078	1,423,883	283,171	16,503,973	8,767,762	222,969,447	(19,061,236)	203,908,211
Total liabilities	(125,534,492)	(25,040,470)	(11,318,266)	(10,847,895)	(80,904)	(48,192)	(56,789)	(12,284,687)	(2,300,511)	(187,512,206)	8,033,545	(179,478,661)

The following table presents financial information of the investments in associates and joint ventures by operating segment:

For the year ended December 31, 2018(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	313,081	13,544	230,211	451,113	1,141,630	2,149,579
Equity method	32,859	1,887	20,235	27,909	104,924	187,814

(1)	As of December 31, 2018, Banking Panama, Banking Guatemala, Brokerage and off shore did not have investments in associates and joint ventures.

For the year ended December 31, 2017(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	305,187	10,532	226,761	248,156	774,423	1,565,059
Equity method	45,976	316	34,921	21,724	150,665	253,602

(1)	As of December 31, 2017, Banking Panama, Banking Guatemala, Brokerage and off shore did not have investments in associates and joint ventures.

For the year ended December 31, 2016(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Equity method	34,425	702	26,128	(3,923)	2,922	60,254

(1)	As of December 31, 2016, Banking Panama, Banking Guatemala, Brokerage and off shore did not have investments in associates and joint ventures.

For additional information related to investment in associates and joint ventures, see Note 7 Investments in associates and joint ventures.

The following table presents material non-cash items other than depreciation and amortization by segment:

For the year ended December 31, 2018
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	271,695	84,390	15,782	9,377	-	-	-	6,376	12,373	399,993
Provisions	3,679,839	342,528	145,661	153,484	826	135	(155)	(17,973)	7,140	4,311,485

For the year ended December 31, 2017
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	163,274	39,486	16,191	7,157	-	-	-	-	24,030	250,138
Provisions	3,422,531	165,651	162,877	138,297	548	(467)	147	(4,449)	(5,576)	3,879,559

For the year ended December 31, 2016
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Restructured loans that were transferred to foreclosed assets	130,892	44,484	35,466	95,891	-	-	-	-	97,452	404,185
Provisions	2,130,261	381,531	104,864	127,370	164	423	(34)	48,977	5,565	2,799,121

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

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the interest and valuation was originated:

	2018		2017		2016
Geographic information	Interest and valuation	Long-lived assets(1)	Interest and valuation	Long-lived assets (1)	Interest and valuation
Colombia	12,379,140	4,788,744	13,108,005	4,353,782	11,695,937
Panama	2,166,482	378,021	1,986,741	297,832	1,898,058
Puerto Rico	77,917	321	68,556	388	56,519
Peru(2)	253	165,076	658	115,840	15,753
El Salvador	932,444	296,040	883,538	280,562	902,371
Costa Rica	-	131	-	80	-
Guatemala	895,693	170,078	866,049	166,662	870,283
Total	16,451,929	5,798,411	16,913,547	5,215,146	15,438,921
Eliminations and translation adjustment	(335,429)	6,533,616	(220,667)	5,999,471	309,884
Total, net	16,116,500	12,332,027	16,692,880	11,214,617	15,748,805

(1)	Included foreclosed assets, premises and equipment, investment property and goodwill presented within Other assets in the Consolidated Statement of Financial Position.
(2)	Investments in FiduPerú and Arrendamiento Operativo CIB S.A.C. are classified as Asset held for sale in the Consolidated Statement of Financial Position. For further information, see Note 12 Assets held for sale and inventories.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2018	December 31, 2017
In millions of COP
Cash and balances at central bank
Cash	5,192,182	5,099,252
Due from central banks (1)	6,603,500	6,567,030
Due from other private financial entities	3,713,481	3,541,644
Checks on hold	216,323	141,370
Remittances of domestic negotiated checks in transit	107,531	173,827
Total cash and due from banks	15,833,017	15,523,123
Money market transactions
Interbank borrowings	1,965,973	1,761,460
Reverse repurchase agreements and other similar secured loans	931,820	881,061
Total money market transactions	2,897,793	2,642,521
Total cash and cash equivalents	18,730,810	18,165,644

(1) According to External Resolution Number 005 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain the equivalent of 4.50% of its customer’s deposits with a maturity term less than 18 months as a legal banking reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolusion Number 177 of 2002 issued by the Guatemalian Monetary Board, Grupo Agromercantil Holding through its subsidiaria Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. For its part, according to the norm of the banks Number 3-06 of 2000 issued by the Financial System Superintendency of El Salvador, Banco Agrícola must mantain an equivalent amount between 1.00% and 25.00% of its deposits and debt securities in issue average daily balances as a liquidity reserve, represented in unrestricted deposits or debt securities issued by El Salvador Central Bank. Finally, in accordance with the Agreement 004 of 2008 issued by the Superintendency of Banks of Panama, all Panamanian banks must maintain a minimum legal liquidity rate established at 30.00%.

As of December 31, 2018 and 2017, there is restricted cash amounting to COP 253,546 and COP 192,036, respectively, included in other assets on the statement of financial position, see Note 13. Other assets, which represents margin deposits pledged as collateral for derivative contracts traded through clearing houses.

As of December 31, 2018 and 2017, cash and cash equivalents held by FiduPerú S.A. Sociedad Fiduciaria COP 5,830 and COP 12,951, Arrendamiento Operativo CIB S.A.C COP 6,646 and COP 6,092, respectively and Capital Investment SAFI S.A. COP 29 for the year ended at December 31, 2017, were classified as assets held for sale. For further information, see Note 12. Assets held for sale and inventories.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1	Financial assets investments

The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2018 and 2017:

2018

On January 1, 2018 the Bank adopted IFRS 9. Consequently, some debt securities have been reclassified from one portfolio to another or remeasured considering the Bank’s definition of its business model under IFRS 9.

Debt instruments	Measurement under IFRS 9 (2013)	Measurement under IFRS 9 (2014) (1)	Difference
In millions of COP
Fair value through profit or loss	10,701,855	8,777,923	(1,923,932)
Amortized cost	4,157,568	3,121,981	(1,035,587)
Transfer to Fair value through other comprehensive income	-	2,991,352	2,991,352
Total debt instruments	14,859,423	14,891,256	31,833

(1)	For further information, see classification under IFRS 9, as described in Note 32 impacts on application of new standards.

The detail of the carrying value of the financial assets investments is as follows as of December 31, 2018:

Financial assets investments		Measurement methodology		Total carrying value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost
In millions of COP
Securities issued by the Colombian Government	7,242,168	-	50,243	7,292,411
Securities issued by foreign governments	817,639	3,143,488	272,073	4,233,200
Securities issued by government entities	43,846	-	1,875,260	1,919,106
Securities issued by other financial institutions(1)	661,176	186,250	143,750	991,176
Corporate bonds	145,032	-	1,140,602	1,285,634
Total debt instruments	8,909,861	3,329,738	3,481,928	15,721,527
Total equity securities	1,101,461	538,487	-	1,639,948
Total financial assets Investments				17,361,475

(1) Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 196,920 and amortized cost amounting to COP 7. For further information on TIPS’ fair value measurement see Note 29 fair value of assets and liabilities.

F-74

2017

As of December 31, 2017, the finalcial assets investments was classsifed according to IFRS 9 (2013).

Financial assets investments	Measurement methodology		Total carrying value
	Fair value through profit or loss	Amortized cost
In millions of COP
Securities issued by the Colombian Government	7,003,147	12,965	7,016,112
Securities issued by foreign governments	2,471,994	1,050,855	3,522,849
Securities issued by government entities	36,038	1,926,554	1,962,592
Securities issued by other financial institutions	1,052,776	225,431	1,278,207
Corporate bonds	137,900	941,763	1,079,663
Total debt instruments	10,701,855	4,157,568	14,859,423
Total equity securities			1,517,830
Total financial assets investments			16,377,253

The following tables set forth the debt instruments portfolio by maturity:

As of December 31, 2018

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	2,376,212	2,142,086	884,248	1,839,622	7,242,168
Securities issued by foreign governments	511,149	25,165	55,041	226,284	817,639
Securities issued by government entities	27,905	10,488	109	5,344	43,846
Securities issued by other financial institutions	169,615	164,208	105,231	222,122	661,176
Corporate bonds	28,539	20,739	47,415	48,339	145,032
Subtotal	3,113,420	2,362,686	1,092,044	2,341,711	8,909,861
Fair value through other comprehensive income
Securities issued by foreign governments	1,334,351	1,018,119	593,346	197,672	3,143,488
Securities issued by other financial institutions	5,807	-	-	180,443	186,250
Subtotal (1)	1,340,158	1,018,119	593,346	378,115	3,329,738
Securities at amortized cost
Securities issued by the Colombian Government	50,243	-	-	-	50,243
Securities issued by foreign governments	12,534	9,897	2,661	246,981	272,073
Securities issued by government entities	1,875,260	-	-	-	1,875,260
Securities issued by other financial institutions	85,366	23,650	34,734	-	143,750
Corporate bonds	-	56,546	265,853	818,203	1,140,602
Subtotal	2,023,403	90,093	303,248	1,065,184	3,481,928
Total debt instruments	6,476,981	3,470,898	1,988,638	3,785,010	15,721,527

(1)	For further information, see classification under IFRS 9, as described in Note 2.D Significant accounting policies.

As of December 31, 2017

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	2,163,682	3,299,116	1,164,689	375,660	7,003,147
Securities issued by foreign governments	962,640	408,586	736,105	364,663	2,471,994
Securities issued by government entities	11,134	14,825	6,946	3,133	36,038
Securities issued by other financial institutions	157,434	250,395	143,353	501,594	1,052,776
Corporate bonds	35,255	16,027	21,419	65,199	137,900
Subtotal	3,330,145	3,988,949	2,072,512	1,310,249	10,701,855
Securities at amortized cost
Securities issued by the Colombia Government	-	12,965	-	-	12,965
Securities issued by foreign governments	241,944	184,454	415,229	209,228	1,050,855
Securities issued by government entities	1,909,363	17,191	-	-	1,926,554
Securities issued by other financial institutions	117,075	68,166	40,190	-	225,431
Corporate bonds	26,668	15,945	148,684	750,466	941,763
Subtotal	2,295,050	298,721	604,103	959,694	4,157,568
Total debt instruments	5,625,195	4,287,670	2,676,615	2,269,943	14,859,423

For further information related to disclosures of the fair value of securities, please see Note 29 Fair value of assets and liabilities.

The following table shows the fair value of equity securities:

Equity securities	Carrying amount
	December 31, 2018	December 31, 2017
In millions of COP
Total of securities at fair value through profit or loss (1)	1,101,461	988,455
Total of securities at fair value through OCI	538,487	529,375
Total equity securities	1,639,948	1,517,830

(1) The growth is mainly due to the increase of the Sura Assets Management fair value by COP 69,162 at the end of the year 2018. In accordance with the price conditions agreed with Caisse de Dépôt et Placement du Québec (CDPQ) for the sale of this investment, the total Bank’s shareholding will be sold for (USD 135,173) COP 439,279.

The investment securities held by Capital Investment SAFI S.A. y FiduPerú S.A. were considered as assets held for sale at December 31, 2017, amounting to COP 1,345. At December 31, 2018, there are not investment securities considered as investments held for sale. For further information, see Note 12 Assets held for sale and inventories.

The Bank has recognized in the consolidated statement of comprehensive income COP 33,838 in 2018, COP 77,304 in 2017 and COP 275,031 in 2016 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income

Equity securities that have been designated to be measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through other comprehensive income analyzed by listing status:

Equity securities	Carrying amount
	December 31, 2018	December 31, 2017
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	71,626	76,178
Equity securities listed elsewhere	5,319	5,766
Equity securities unlisted:
TELERED	100,126	82,384
Asociación Gremial de Instituciones Financieras Credibanco S.A.	84,807	85,342
CIFI	23,663	29,922
Compañía De Procesamiento de Medios de Pago Guatemala(Bahamas), S. A.	17,408	11,009
Transacciones y Transferencias, S. A.	6,424	5,059
CADENALCO	2,964	5,782
Deceval(1)	-	22,024
Others	226,150	205,909
Total equity securities at fair value through OCI	538,487	529,375

(1) Between 2018 and 2017 Deceval was totally sold for COP 21,444 due to the merger between Bolsa de Valores de Colombia (BVC) and Deceval. This transaction transferred from OCI to retained earnings the amount of COP 20,644.

During 2018, 2017 and 2016 no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2018, 2017 and 2016 amounted to COP 13,105, COP 11,951 and COP 9,317, respectively. See Note 24.5 Dividends received, and share of profits of equity method investees .

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2018 and 2017 is as follows:

As of December 31, 2018

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Equity securities listed in stock market	Less than 3 months	Stocks	2,855
Securities issued by the Colombian Government	Less than 3 months	TES-Treasury instruments	264,292
Securities issued by the Colombian Government	Between 3 and 6 months	TES-Treasury instruments	67,658
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Treasury instruments	713,974
Securities issued by the Colombian Government	Greater 12 months	TES-Treasury instruments	1,131,623
Securities issued by foreign governments	Greater 12 months	Bonds	285,463
Securities issued by other financial institutions	Greater 12 months	CDT	181,951
Subtotal investments pledged as collateral in money market			2,647,816
Investments pledged as collateral in derivative operations
Equity securities listed in stock market	Less than 3 months	Stocks	91
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	1,353
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	168,375
Securities issued by the Colombian Government	Greater 12 months	TES - Treasury instruments	10,182
Subtotal investments pledged as collateral in derivative operations			180,001
Total securities pledged as collateral			2,827,817

As of December 31, 2017

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in repo operations
Securities issued by the Colombian Government	Greater twelve months	TES - Treasury instruments	1,744,736
Securities issued by the Colombian Government	Between six and twelve months	TES - Treasury instruments	877,673
Subtotal investments pledged as collateral in repo operations			2,622,409
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between six and twelve months	TES - Treasury instruments	78,688
Securities issued by the Colombian Government	Greater twelve months	TES - Treasury instruments	40,247
Subtotal investments pledged as collateral in derivative operations			118,935
Total securities pledged as collateral			2,741,344

The Bank has adopted IFRS 9 on January 1, 2018. Consequently, the following tabular information is only disclosed for the year ending on December 31, 2018.

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at Fair value through other comprehensive income and Amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2018 (1)	5,673,059	440,273	6,113,332
Transfers:
Transfer from Stage 2 to Stage 1	153,447	(153,447)	-
Change in measurement (2)	130,671	-	130,671
Financial assets derecognized during the period other than write-offs	(3,124,605)	(279,488)	(3,404,093)
New financial assets purchased	3,859,206	393	3,859,599
Valuation on investments and Write-offs	(133,232)	4,109	(129,123)
Foreign exchange	226,961	14,319	241,280
Gross carrying amount as at 31 December 2018	6,785,507	26,159	6,811,666

(1)	For further information, see adoption of new accounting standards in Note 32 Impacts on application of new standars
(2)	Change in measurement to transfer a small proportion of Grupo Agromercantil Holding debt instruments portfolio from fair value to amortized cost.

The following shows provisions detail using the expected credit losses model:

As of December 31, 2018

Concept	Stage 1	Stage 2	Total
In millions of COP
Securities at amortized cost	3,456,164	25,764	3,481,928
Carrying amount	3,467,285	26,373	3,493,658
Loss allowance	(11,121)	(609)	(11,730)
Securities at fair value through other comprehensive income	3,329,345	393	3,329,738
Carrying amount	3,332,398	393	3,332,791
Loss allowance	(3,053)	-	(3,053)

The changes in allowance are mainly due the expected credit losses model in debt instruments measured at amortized cost.

The following table sets forth the changes in the allowance for debt instruments measured at amortized cost and fair value through other comprehensive income:

Concept	Stage 1	Stage 2	Total
In millions of COP
Balance of January 1, 2018	8,932	6,797	15,729
Net effect in loss allowance changes	5,044	(2,467)	2,577
Transfer to 12-Month ECL	3,955	(500)	3,455
Transfer to lifetime ECL not credit-impaired	1,089	(1,967)	(878)
New debt instruments purchased	6,508	-	6,508
Debt instruments that have been derecognized	(7,072)	(3,714)	(10,786)
Translation adjustment	762	(7)	755
Balance of December 31, 2018	14,174	609	14,783

The decrease in stage 2 is due to changes in debt instruments to stage 1 due to improvements in portfolio’s credit risk and a better performance of the Salvadorian economy due to an increase of the received remittances.

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

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Note 31 Risk management.

The following table sets forth for the Bank’s derivatives by type of risk as of December 31, 2018 and 2017:

Derivatives	December 31, 2018	December 31, 2017
In millions of COP
Forwards
Assets
Foreign exchange contracts	294,345	172,310
Equity contracts	981	372
Subtotal assets	295,326	172,682
Liabilities
Foreign exchange contracts	(299,015)	(142,976)
Equity contracts	(7,585)	(4,470)
Subtotal liabilities	(306,600)	(147,446)
Total forwards	(11,274)	25,236
Swaps
Assets
Foreign exchange contracts	1,199,236	672,558
Interest rate contracts	252,928	274,137
Subtotal assets	1,452,164	946,695
Liabilities
Foreign exchange contracts	(700,903)	(505,823)
Interest rate contracts	(257,978)	(275,641)
Subtotal liabilities	(958,881)	(781,464)
Total swaps	493,283	165,231
Options
Assets
Foreign exchange contracts	96,218	14,995
Subtotal assets	96,218	14,995
Liabilities
Foreign exchange contracts	(29,589)	(16,943)
Subtotal liabilities	(29,589)	(16,943)
Total options	66,629	(1,948)
Derivative assets	1,843,708	1,134,372
Derivative liabilities	(1,295,070)	(945,853)
Total, net	548,638	188,519

The table below present the notional amounts of the derivatives contracts as of December 31, 2018 and 2017:

Derivatives	December 31, 2018	December 31, 2017
In millions of COP
Forwards
Assets
Foreign exchange contracts	10,968,445	11,618,005
Equity contracts	495,124	1,010,557
Subtotal assets	11,463,569	12,628,562
Liabilities
Foreign exchange contracts	(11,482,549)	(10,276,967)
Equity contracts	(2,278,708)	(1,796,020)
Subtotal liabilities	(13,761,257)	(12,072,987)
Total forwards	(2,297,688)	555,575
Swaps
Assets
Foreign exchange contracts	10,504,017	6,188,880
Interest rate contracts	21,281,866	16,315,701
Subtotal assets	31,785,883	22,504,581
Liabilities
Foreign exchange contracts	(4,962,024)	(4,163,466)
Interest rate contracts	(16,997,169)	(15,850,149)
Subtotal liabilities	(21,959,193)	(20,013,615)
Total swaps	9,826,690	2,490,966
Options
Assets
Foreign exchange contracts	1,797,496	697,346
Subtotal assets	1,797,496	697,346
Liabilities
Foreign exchange contracts	(1,638,795)	(682,197)
Subtotal liabilities	(1,638,795)	(682,197)
Total options	158,701	15,149
Futures
Assets
Foreign exchange contracts	1,426,478	3,772,283
Equity contracts	54,002	175,500
Subtotal assets	1,480,480	3,947,783
Liabilities
Foreign exchange contracts	(1,434,115)	-
Equity contracts	(3,000)	-
Subtotal liabilities	(1,437,115)	-
Total futures	43,365	3,947,783
Derivative assets	46,527,428	39,778,272
Derivative liabilities	(38,796,360)	(32,768,799)
Total, net	7,731,068	7,009,473

The following table sets forth the remaining contractual life of the derivatives portfolio:

As of December 31, 2018

	Forwards	Swaps	Options	Total
Assets	295,326	1,452,164	96,218	1,843,708
Up to 1 year	277,578	645,735	69,292	992,605
From 1 to 3 years	17,741	345,321	26,926	389,988
Over 3 years	7	461,108	-	461,115
Liabilities	(306,600)	(958,881)	(29,589)	(1,295,070)
Up to 1 year	(292,585)	(270,900)	(17,305)	(580,790)
From 1 to 3 years	(14,015)	(262,848)	(12,284)	(289,147)
Over 3 years	-	(425,133)	-	(425,133)
Total	(11,274)	493,283	66,629	548,638

As of December 31, 2017

	Forwards	Swaps	Options	Total
Assets	172,682	946,695	14,995	1,134,372
Up to 1 year	170,299	240,690	14,229	425,218
From 1 to 3 years	2,383	339,934	766	343,083
Over 3 years	-	366,071	-	366,071
Liabilities	(147,446)	(781,464)	(16,943)	(945,853)
Up to 1 year	(141,326)	(135,749)	(15,836)	(292,911)
From 1 to 3 years	(6,120)	(321,708)	(1,107)	(328,935)
Over 3 years	-	(324,007)	-	(324,007)
Total	25,236	165,231	(1,948)	188,519

Collateral for derivatives

The table below presents the cash collateral amounts posted under derivatives contracts as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
In millions of COP
Collateral paid	213,677	154,599
Collateral received	(471,340)	(264,700)

Hedge accounting

The Bank, through Banistmo, has entered into derivatives to manage its interest risk. Those derivatives are designated as hedging instruments to protect the Bank against changes in the fair value of Banistmo´s position in debt instruments issued by the Panamanian Government (fair value hedge). In order to protect against interest risk due to changes in cash flows related to Banitmo’s portfolio of floating-rate deposits (cash flow hedge), Banistmo entered into cash flow hedge contracts until March 2016, when the hedging relationship was discontinued. The hedge effectiveness assessment is performed on a monthly basis consistently throughout the hedging relationship. For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value of the related hedged item concerning to the risk hedged, are reflected in the statement of income in the line “Interest and valuation on investments”.

Fair value hedging

As of December 31, 2018 and 2017, Banistmo has designated 7 and 12 asset derivative contracts (Interest rate swaps), respectively, as fair value hedging instruments with maturity dates ranging from September 2019 to December 2027.

As of December 31, 2018 and 2017, Banistmo has designated 5 liability derivative contracts (Interest rate swaps), as fair value hedging instruments with maturity dates ranging from September 2019 to April 2026.

The following table contains details of the hedged expresures covered by the Group's hedging strategies:

December 31, 2018
In millions of COP
	Carrying amount of hedged item	Accumulated amount of fair value adjustments on the hedged item	Balance sheet line item
	Assets	Assets
Fair value hedges
Interest rate
- Fixed rate	285,463	1,829	Financial assets investments

December 31, 2018
In thousands of USD
	Carrying amount of hedged item	Accumulated amount of fair value adjustments on the hedged item	Balance sheet line item
	Assets	Assets
Fair value hedges
Interest rate
- Fixed rate	87,841	563	Financial assets investments

December 31, 2017
In millions of COP
	Carrying amount of hedged item	Accumulated amount of fair value adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	341,229	(1,769)	Financial assets investments

December 31, 2017
In thousands of USD
	Carrying amount of hedged item	Accumulated amount of fair value adjustments on the hedged item	Balance sheet line item
	Assets	Libialities
Fair value hedges
Interest rate
- Fixed rate	114,353	(593)	Financial assets investments

The following table sets forth the notional amount and fair value of the hedged item recognized in the statement of financial position as ‘Financial assets investments’, as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
In millions of COP
Notional amount	258,518	304,159
Fair value	285,463	341,229

	December 31, 2018	December 31, 2017
In thousands of USD
Notional amount	79,550	101,930
Fair value	87,841	114,353

In June 2018, an investment matured in the amount of USD 22,380 (COP 72,729).

The following table contains information regarding the effectiveness of the hedging relationships designated by the Group, as well as the impacts on profit or loss and other comprehensive income:

December 31, 2018
In millions of COP
	Gains / (loss) recognized in OCI	Hedge Ineffectiveness recognized in P&L	P&L line item that includes hedge ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	14,158	Other operating income

December 31, 2017
In millions of COP
	Gains / (loss) recognized in OCI	Hedge Ineffectiveness recognized in P&L	P&L line item that includes hedge ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	(3,678)	Other operating income

December 31, 2016
In millions of COP
	Gains / (loss) recognized in OCI	Hedge Ineffectiveness recognized in P&L	P&L line item that includes hedge ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	14,634	Other operating income

Cash flow hedging

During 2016 the Bank had reclassified from other comprehensive income to net income the net amount of COP (12,112) arising from the settlement of the derivative contract swap interest rate designated as cash flow hedge.

Banistmo entered into cash flow hedge contracts until March 2016. The Bank has not carried out new cash flow hedge operations.

Net foreign investment

Exchange differences relating to the translation of the results and net assets of Banistmo operations from its functional currency (dollar) to the Bank's presentation currency (Colombian pesos) are recognized directly in other comprehensive income by the Parent Company. Gains and losses on debt instruments in issue which were designated as hedging instruments for hedges of net investments in foreign operations are included in the foreign currency translation reserve. The amount of the debt in issue designated was USD 2,200,000 as of December 31, 2018 and 2017. The adjustment recognized in other comprehensive income amounted to COP (584,650), COP 36,762 and COP 327,272, for the years ended at December 31, 2018, 2017 and 2016, respectively.

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

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2018 and 2017 by derivative and by risk:

As of December 31, 2018

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	1,199,236	(700,903)
Forwards	294,345	(299,015)
Options	96,218	(29,589)
Interest rate contracts
Swaps	252,928	(257,978)
Equity contracts
Forwards	981	(7,585)
Gross derivative assets/liabilities	1,843,708	(1,295,070)
Derivative financial instruments in statement of financial position	1,843,708	(1,295,070)
Master netting agreements	(1,179,503)	1,295,070
Cash collateral received/paid	(471,340)	-
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	192,865	-

As of December 31, 2017

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	672,558	(505,823)
Forwards	172,310	(142,976)
Options	14,995	(16,943)
Interest rate contracts
Swaps	274,137	(275,641)
Equity contracts
Forwards	372	(4,470)
Gross derivative assets/liabilities	1,134,372	(945,853)
Derivative financial instruments in statement of financial position	1,134,372	(945,853)
Master netting agreements	(894,863)	945,853
Cash collateral received/paid	(239,509)	-
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

For further information about offsetting of other financial assets and liabilities see Note 15 Interbank deposits and repurchase agreements and other similar secured borrowing.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS AND FINANCIAL INSTITUTIONS, NET

Loans and financial leasing operating portfolio

The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2018 and 2017:

Composition	December 31, 2018	December 31, 2017
In millions of COP
Commercial(1)	94,600,648	88,997,241
Consumer	31,993,381	27,646,114
Mortgage	22,870,685	20,512,208
Financial Leases	23,198,204	22,248,951
Small Business Loans	1,156,198	1,063,580
Total gross loans and Financial Leases	173,819,116	160,468,094
Total allowance(2)	(10,235,831)	(8,223,103)
Total Net Loans and financial leases	163,583,285	152,244,991

(1)	Includes loans to financial institutions amounting to COP 8,154,507 and COP 7,862,401 as of December 31, 2018 and 2017, respectively.
(2)	The allowance as of December 31, 2018 was estimated according to the expected credit losses methodology required by IFRS 9, on the other hand, the estimations for the year ended as of December 31, 2017 were computed under IAS 39, therefore both amounts are not comparable. For further information see Note 32 Impacts on application of new standards.

The following table shows the breakdown of loans to financial institutions by stage:

As of December 31, 2018

	Stage 1	Stage 2	Stage 3	TOTAL
Total loans to Financial institutions	8,140,354	13,812	341	8,154,507
Allowance	(15,048)	(1,123)	(267)	(16,438)
Total Net Loans with financial institutions	8,125,306	12,689	74	8,138,069

For more details on the composition of the loans and financial leasing operations portfolio, see Note 31 Risk Management.

Allowance for loans losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2018, 2017 and 2016:

As of December 31, 2018 (under IFRS 9)

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
	In millions of COP
Balance of period December 31, 2017	4,514,180	2,291,829	645,101	631,402	140,591	8,223,103
+ Effect of adoption of IFRS 9	512,959	237,515	106,692	176,521	1,374	1,035,061
+Balance at beginning of period January 1, 2018	5,027,139	2,529,344	751,793	807,923	141,965	9,258,164
+/- Loan purchases / Loan sales (1)	(2,020)	-	-	(377)	-	(2,397)
+ Provisions for loan losses (2)	5,003,417	3,081,883	337,092	341,651	110,317	8,874,360
- Charges-off	(1,468,704)	(2,012,315)	(112,417)	(135,674)	(86,802)	(3,815,912)
- Recoveries (2)	(3,415,455)	(886,928)	(163,846)	(58,175)	(38,471)	(4,562,875)
Adjusted stage 3(3)	158,396	71,157	26,502	22,230	7,127	285,412
+/- Translation adjustment	58,060	109,750	14,640	13,392	3,237	199,079
Balance at December 31, 2018	5,360,833	2,892,891	853,764	990,970	137,373	10,235,831

(1)	This ítem includes portfolio purchase/sales operation held between Bancolombia S.A. and Titularizadora Colombiana.

(2)	The provision for loan losses, net COP 4,311,485 differs from the COP 3,851,625 presented in the line “Credit impairment charges on loans and advances and financial leases, net” of the Consolidated Statement of Income, in the amount of COP 459,860 due to the recovery of charged-off loans.

(3) Provisions reflect the expected credit losses (ECL) measured using the three-step approach under IFRS 9, as described in Note 2.D Significant accounting policies.

As of December 31, 2017 (under IAS 39)

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

As of December 31, 2016 (under IAS 39)

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

The sale of a 51% interest in Compañia de Financiamiento Tuya S.A took place on October 31, 2016. The amounts recognized until that date are presented in the line “Net income from discontinued operations” of the Statement of Income. The following table is the movement associated with this company:

Concept	December 31, 2016
+Balance at beginning of period	351,375
+ Provisions for loan losses (*)	465,947
- Charges-off	(228,757)
- Recoveries (*)	(147,668)
= Balance at end of year	440,897

(*) The provision for loan losses net of COP 318,279 differs from the COP 323,290 presented in “Credit impairment charges on loans and advances and financial leases, net" in note 30. Discontinued operations, in the amount of COP 5,011 due to provision on off balance sheet credit exposures that was accounted for as a liability under IAS 37.

The following explains the significant changes in the provisions during, the period ended at December 31, 2018 with the expected credit loss model according to IFRS 9:

	Stage 1	Stage 2	Stage 3	Simplified methodology	TOTAL
In millions of COP
Balance at January 1, 2018	1,601,051	1,042,597	6,589,347	25,169	9,258,164
Transfer to Stage 1	(40,083)	(252,397)	(109,871)	8,598	(393,753)
Transfer to Stage 2	(88,750)	532,660	(199,399)	588	245,099
Transfer to Stage 3	(103,002)	(190,762)	4,168,739	(4,099)	3,870,876
Net remeasurement of loss allowance	(231,835)	89,501	3,859,469	5,087	3,722,222
New financial assets purchased/originated	770,102	343,594	1,087,934	(148)	2,201,482
Financial assets that have been derecognized	(367,718)	(150,433)	(811,014)	(39)	(1,329,204)
Charges-off	(47,608)	(138,572)	(3,617,762)	(11,970)	(3,815,912)
Foreign Exchange and other movements	35,783	28,636	136,528	(1,868)	199,079
Balance at December 31, 2018	1,759,775	1,215,323	7,244,502	16,231	10,235,831

Impact of movements in loans and provision for Stage

Stage 1 (12 months expected credit losses): stage 1 credit exposure and allowance increased COP 14,599,662 and COP 158,724 respectively; changes in exposure are related to new disbursements for COP 72,427,570, mainly in Bancolombia S.A., due to growth of the loans portfolio and the exchange rate variation, that increased loans denominated in U.S. dollar; the financial assets that have been derecognized and charges off amounted to COP 47,008,259; increments in the allowance are consistent with portfolio growth and also with the inclusion of new information (2018) in the expected credit losses models.

Stage 2 (Lifetime expected credit losses): stage 2 credit exposure decreased COP 1,065,389, whereas the allowance increased COP 172,726, the behavior in the exposure is related to commercial portfolio migrations from stage 2 to stage 3, the new disbursements that ended the year in stage 2 amounted to COP 1,943,921, the financial assets that have been derecognized and charges off amounted to COP 1,779,790; on the hand, Bancolombia, accounts for most of the allowance increase, and it is explained by commercial restructured loans, cure clients (clients that came out of default in the past year) and retail loans.

Stage 3 (Lifetime expected credit losses):  stage 3 credit exposure and allowance increased COP 537,559 and COP 655,155 respectively; changes in exposure are explained by migrations of high balance commercial loans from stage 2 to stage 3, most of them in watch list level 3, the new disbursements that ended the year in stage 3 amounted to COP 2,007,062. In Bancolombia, stage 3 exposure diminished due to write offs in the infrastructure sector for COP 302,325; the total of the financial assets that have been derecognized and charges off in stage 3 amounted to COP 5,183,154. The raise in the allowance is explained by relevant issues that increase the expected losses of clients that were already in default, and belonged to the energy, infrastructure and transport sectors.

Charges-off

As of December 31, 2018 and 2017 the write off loans amounted to COP 3,815,912 and COP 2,275,300.

Leasing operations:

Finance leases - lessor

The Bank has subscribed lease agreements as lessor. These leases arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between one and twenty years, as follows:

As of December 31, 2018

Period	Gross investment in finance lease receivable	Present value of minimum payments

In millions of COP
Within 1 year	735,187	526,581
Over 1 year, but less than 5 years	8,194,658	6,677,063
Over 5 years	22,738,577	15,994,560
Total gross investment in finance lease receivable/ present value of minimum payments	31,668,422	23,198,204
Less: Future financial income (1)	(8,470,218)	-
Present value of payments receivable	23,198,204	23,198,204
Minimum non-collectable payments impairment	(985,844)	(985,844)
Total	22,212,360	22,212,360

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

As of December 31, 2017

Period	Gross investment in finance lease receivable	Present value of minimum payments

In millions of COP
Within 1 year	759,852	526,604
Over 1 year, but less than 5 years	7,842,992	6,188,894
Over 5 years	22,212,438	15,533,453
Total gross investment in finance lease receivable/ present value of minimum payments	30,815,282	22,248,951
Less: Future financial income (1)	(8,566,331)	-
Present value of payments receivable	22,248,951	22,248,951
Minimum non-collectable payments impairment	(447,361)	(447,361)
Total	21,801,590	21,801,590

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

Unsecured residual value (*)

The following table sets the unsecured residual values by type of asset as of December 31, 2018 and 2017:

Type of asset	December 31, 2018	December 31, 2017
In millions of COP
Automobile	22,680	26,841
Technology	25,229	20,921
Machinery and equipment	11,300	8,627
Furniture and fixtures	189	62
Total	59,398	56,451

(*)The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.

Operating leases - lessor

Certain of the Bank’s subsidiaries leases assets to third parties under non-cancelable leases arrangements. Assets provided through operating leases are recorded as premises and equipment the terms established for these agreements range from one to ten years.

The following table presents the information of minimum payments by lease to be received:

	December 31, 2018	December 31, 2017
In millions of COP
Within 1 year	216,039	110,993
Over 1 year, but less than 5 years	934,816	960,037
Over 5 years	139,493	154,996
Total	1,290,348	1,226,026

NOTE 7. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2018	December 31, 2017
In millions of COP
Investments in associates (1)	1,710,969	1,327,610
Investments in Joint ventures	438,610	237,449
Total	2,149,579	1,565,059

(1)	As of December 31, 2018 and 2017, the amount includes investments in associates at fair value for COP 1,119,973 and COP 757,886, respectively and investments in associates accounted for by the equity method for COP 590,996 and COP 569,724 respectively. See note 29 Fair value of assets and liabilities.

The following are the investments in associates that the Bank holds as of December 31, 2018 and 2017:

As of December 31, 2018

Company name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	OCI (CTA) (4)	OCI (Deferred tax) (5)	Carrying amount
In millions of COP
Investments in associates
PA Viva Malls (6)	Development and operation of commercial spaces	Colombia	49.00%	96,201	-	-	-	-	1,119,973
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	42,057	15,423	2,958	-	(819)	478,482
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	4,962	(1,483)	(94)	-	40	37,391
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	2,203	(651)	-	-	45	19,105
Concesiones CCFC S.A.*	Construction of public works through an awarding system	Colombia	25.50%	6,794	(757)	(1)	-	34	13,063
Internacional Ejecutiva de Aviación S.A.S.	Aircraft and aircraft travel	Colombia	33.33%	2,008	(4)	(213)	-	-	12,503
Servicio Salvadoreño de Protección, S. A. de C.V. *	Custodial services and transfer of monetary types	El Salvador	25.00%	1,905	(727)	-	(30)	(16)	8,867
Reintegra S.A.S.* (7)	Collections and recovery of portfolio	Colombia	46.00%	1,939	1,742	-	-	(26)	8,594
ACH Colombia S.A. *	Electronic transfer services	Colombia	19.94%	3,871	(952)	-	-	79	8,313
Servicios Financieros, S.A. de C.V. *	Processing of financial transactions and electronic payment methods	El Salvador	47.86%	(160)	9	-	(7)	-	3,420
ACH de El Salvador, S. A. de C.V. *	Electronic transfer services	El Salvador	25.00%	143	6	-	(64)	-	1,258
Investments in associates classified as assets held for sale(8)
Panamerican Pharmaceutical Holding Inc.	Advisory services, consultation, representation, agent for individuals or company	Panama	21.00%	-	(1,486)	(69)	(785)	-	-
Avefarma S.A.S	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	-	(11,704)	-	-	-	-
Glassfarma Tech S.A.S	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	-	127	-	-	-	-
Net investments in associates				161,923	(457)	2,581(9)	(886)	(663)(9)	1,710,969

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2018. See note 24.5 Dividends received, and share of profits of equity method investees
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2018.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2018.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2018.
(5)	Corresponds to the other comprehensive income as deferred tax for the year ended December 31, 2018.
(6)	During 2018, the Bank increases its capital contribution in P.A Viva Malls by COP 274,951
(7)	During 2018, the Bank increases its capital contribution in Reintegra S.A.S by COP 1,152
(8)	As of December 31, 2018 the investment in Avefarma S.A.S., Glassfarma Tech S.A.S and Panamerican Pharmaceutical Holding inc are still classified as "assets held for sale". See note 12. Assets held for sale and inventories.
(9)	See Consolidated Statement of Comprehensive Income

(*) For the purposes of applying the equity method of accounting, financial statements as of November 30, 2018 have been used. However, the Bank does not consider that appropriate adjustments have to be made since no significant transactions took place between that date and December 31, 2018.

As of December 31, 2017

Investments in Associates
Company name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	OCI (CTA) (4)	Carrying amount
In millions of COP
Investments in associates
PA Viva Malls	Development and operation of commercial spaces	Colombia	49.00%(5)	144,146	-	-	-	757,886
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	72,576	12,465	1,236	-	471,312
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	3,305	(1,389)	(768)	-	35,346
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	1,906	(651)	-	-	17,951
Internacional Ejecutiva de Aviación S.A.S. *	Aircraft and aircraft travel	Colombia	33.33%	1,071	209	-	-	10,707
Concesiones CCFC S.A.	Construction of public works through an awarding system	Colombia	25.50%	6,756	(756)	(3)	-	9,383
ACH Colombia S.A. *	Electronic transfer services	Colombia	19.94%	3,109	(952)	-	-	7,338
Reintegra S.A.S. *	Collections and recovery of portfolio	Colombia	46.00%	1,471	1,742	(1,754)	-	7,155
Servicio Salvadoreño de Protección, S. A. de C.V. *	Custodial services and transfer of monetary types	El Salvador	25.00%	418	(727)	238	153	6,219
Servicios Financieros, S.A. de C.V. *	Processing of financial transactions and electronic payment methods	El Salvador	47.86%	(226)	9	-	(5)	3,302
ACH de El Salvador, S. A. de C.V. *	Electronic transfer services	El Salvador	25.00%	123	6	-	(1)	1,011
Investments in associates classified as assets held for sale(6)
Panamerican Pharmaceutical Holding Inc *	Advisory services, consultation, representation, agent for individuals or company	Panama	21.00%	(1,171)	(1,417)	196	(67)	-
Avefarma S.A.S*	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	6,307	(11,704)	(10,831)	-	-
Glassfarma Tech S.A.S *	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	(458)	127	139	-	-
Net investments in associates				239,333	(3,038)	(11,547)(7)	80	1,327,610

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2017. See note 24.5 Dividends received, and share of profits of equity method investees
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2017.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2017.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2017.
(5)	As of December 31, 2017 the increases of ownership interest are related to capital contributions during the year 2017.
(6)	As of December 31, 2017 the Bank classified the investment in Avefarma S.A.S., Glassfarma Tech S.A.S and Panamerican Pharmaceutical Holding inc as "assets held for sale", due to the fact that the management has currently been implementing a plan to sell these assets. See note 12 assets held for sale and inventories.
(7)	See Consolidated Statement of Comprehensive Income.

(*) For the purposes of applying the equity method of accounting, financial statements as of November 30, 2017 have been used, except for Redeban Multicolor S.A., for which we use the financial statements ended as of October 31, 2017. However, the Bank does not consider that appropriate adjustments have to be made since no significant transactions took place between those dates and December 31, 2017.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2018 and 2017 (unaudited accounts):

As of December 31, 2018

Company name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millions of COP
PA Viva Malls	2,301,567	11,304	417,942	271,648	9,064
Protección S.A.(1)	2,172,208	675,135	1,387,294	205,134	37,861
Titularizadora Colombiana S.A. Hitos	151,447	16,911	50,213	14,923	2,824

(1)	The difference between, the net assets of Protección S.A. multiplied by the Bank’s percentage of ownership, which amounted to COP 308,048 for the year ended December 31, 2018 and the carrying amount of the Bank’s interest in the associate; represents the goodwill recognized by the Bank amounting to COP 170,434.

As of December 31, 2017

Company Name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millions of COP
PA Viva Malls(1)	1,262,837	29,499	380,612	235,647	35,278
Protección S.A.(2)	2,125,552	663,326	1,227,139	343,345	36,825
Titularizadora Colombiana S.A. Hitos	614,032	487,073	35,714	8,161	3,121

(1)	The difference between the net assets of P.A. Viva Malls multiplied by the Bank’s percentage of ownership, which amounted to COP 604,336 for the year ended December 31, 2017 and the carrying amount of the Bank’s interest in the associate, represents an adjustment amounted to COP 153,550 related to contractual terms with respect to the recognition of benefits.
(2)	The difference between the net assets of Protección S.A. multiplied by the Bank’s percentage of ownership, which amounted to COP 300,926 for the year ended December 31, 2017, and the carrying amount of the Bank’s interest in the associate, represents the goodwill recognized by the Bank amounting to COP 170,434

As of December 31, 2018 and 2017, there are no restrictions on the ability of the associates to transfer funds to the Bank in the form of cash dividends.

The following are the Joint ventures that the Bank holds as of December 31, 2018 and 2017:

As of December 31, 2018

Company name	Main activity	Country	% of Ownership interest	Included in earnings(1)	Total OCI (2)	OCI (Equity method) (3)	Carrying amount
Compañía de financiamiento Tuya S.A (4)(5)	Financing company	Colombia	50.00%	27,623	-	-	431,510
Puntos Colombia S.A.S	Administration of the customers loyalty	Colombia	50.00%	(1,613)	-	-	5,600
P.A Servicios Tecnológicos Arus- Bancolombia (6)	Technology services provider	Colombia	50.00%	-	-	-	1,500
Servicios de Aceptación S.A.S (in liquidation) (7)	Network data transmission services	Colombia	50.00%	(110)	-	-	-
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects	Colombia	50.00%	(9)	13	-	-
Net investments in joint ventures				25,891	13	-	438,610

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2018
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2018
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2018
(4)	The revaluation of the consumer loan portfolio in Colombia increased significantly during 2018, and there was an improvement in loan coverage rates due to the economic cycle in the country and the current payment behavior in the consumer segment.

As a result, management measured the recoverable amount of Tuya's Cash Generation Unit (CGU). The measurement was estimated by determining the fair value of the asset which implies the professional services of a business valuation specialist; as a result of the valuation the Bank recognized a recovery of the impairment loss of COP 173,339. For more information about the applied valuation technique, see note 29 Fair value of assets and liabilities.

(5)	In March 2018, The Bank increases its capital contribution in Compañia de Financiamiento TUYA S.A for COP 5,000
(6)	In December 2018, Banca de Inversión Bancolombia, a Bank’s subsidiary, entered into an agreement with ARUS whereby both parties have joint control to the net assets of P.A Servicios Tecnológicos Arus- Bancolombia. The purpose of the entity is to provide technology services.
(7)	The joint venture of Servicios de Aceptación SAS was derived from the alliance between Bancolombia and First Data for improving the development of the credit card business for individuals, however the strategy was refocused in 2018. Consequently, both parties agreed to advance in the development of this business considering First Data as the Bank’s service provider of processing data and to dissolve the joint venture.

As of December 31, 2017

Company name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	Carrying amount
In millions of COP
Compañía de financiamiento Tuya S.A (4)	Financing company	Colombia	50.00%	20,778	-	-	225,548
Puntos Colombia S.A.S (5)	Administration of the customers loyalty	Colombia	50.00%	(1,787)	-	-	7,213
Servicios de Aceptación S.A	Network data transmission services	Colombia	50.00%	1,663	-	-	4,688
Fideicomiso Ruta del Sol - compartimento A(6)	Investment in infrastructure projects	Colombia	50.00%	(6,385)	13	-	-
Net investments in joint ventures				14,269	13	-	237,449

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2017. See note 24.5 Dividends received, and share of profits of equity method investees
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2017.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2017.
(4)	On December 2017, given the continued impairment of the consumer loans portfolio of the company during 2017, the Bank management performed a valuation, to establish the fair value of the Compañía de Financiamiento TUYA S.A. As a result of the valuation, the fair value of the investment was lower than the book value, for this, the Bank recorded an impairment in the statement of income for COP 173,339. See note 29 Fair value for assets and liabilities.
(5)	In June 2017, Banca de Inversión Bancolombia formed a joint venture with Grupo Éxito. The purpose of the company is the developing and administration of customer’s loyalty programs provided by both parties in the agreement.
(6)	Given the losses of Fideicomiso Ruta del Sol - compartimento A for the year 2017, the aplication of the equity method resulted in a reduction of the total book value of the investment.

The following is complementary information regarding the Bank’s most significant joint ventures as of December 31, 2018 and 2017:

As of December 31, 2018

Company name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millons of COP
Compañía de financiamiento TUYA S.A.	2,790,596	2,447,483	1,450,242	55,258	-

.

As of December 31, 2017

Company name	Assets	Liabilities	Income from ordinary activities	Profits (loss)	Dividends
In millons of COP
Compañía de financiamiento TUYA S.A.	2,571,106	2,293,239	1,344,712	41,556	371

As of December 31, 2018 a contingent liability regarding the Bank’s interest in Fideicomiso Ruta del Sol Compartimiento A. was settled. This liability was initially recorded as of December 31, 2017, amounting to COP 12,342.

As of December 31, 2016 the Bank has recognized COP 60,254 as equity method in the statement of income, COP (1,718) as other comprehensive income from equity method and COP 3,029 as other comprehensive income from currency translation adjustment. Additionally, during 2016, the Bank received dividends amounting to COP 38,036 from its significant associates.

NOTE 8. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill net are as follows:

	December 31, 2018	December 31, 2017
In millions of COP
Intangible assets	563,452	535,465
Goodwill	6,638,403	6,095,959
Total	7,201,855	6,631,424

8.1. Intangible assets

The following table sets forth the Bank's intangible assets as of December 31, 2018 and 2017, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2018

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2018	17,642	526,923	344,020	888,585
Acquisitions	-	133,376	-	133,376
Write off	-	(29,663)	-	(29,663)
Foreign currency translation adjustment	1,571	23,758	30,638	55,967
Balance at December 31, 2018	19,213	654,394	374,658	1,048,265

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2018	(5,040)	(203,554)	(144,526)	(353,120)
Write off	-	25,929	-	25,929
Amortization expense	(2,497)	(64,204)	(56,850)	(123,551)
Foreign currency translation adjustment	(697)	(14,865)	(18,509)	(34,071)
Balance at December 31, 2018	(8,234)	(256,694)	(219,885)	(484,813)

Intangible assets at December 31, 2018, net	10,979	397,700	154,773	563,452

As of December 31, 2017

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2017	17,741	481,643	345,946	845,330
Acquisitions	-	70,681	-	70,681
Write off	-	(24,296)	-	(24,296)
Foreign currency translation adjustment	(99)	(1,105)	(1,926)	(3,130)
Balance at December 31, 2017	17,642	526,923	344,020	888,585

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2017	(2,533)	(200,995)	(77,860)	(281,388)
Write off	-	44,690	-	44,690
Amortization expense	(2,493)	(47,698)	(66,561)	(116,752)
Foreign currency translation adjustment	(14)	449	(105)	330
Balance at December 31, 2017	(5,040)	(203,554)	(144,526)	(353,120)

Intangible assets at December 31, 2017, net	12,602	323,369	199,494	535,465

As of December 31, 2018 and 2017, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.

As of December 31, 2018 and 2017, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs related to software development

During the period ending at December 31, 2018, 2017 and 2016, the Bank incurred in costs that are directly related to software development amounted to COP 78,222, COP 105,145 and COP 16,715. These costs were the result of the analysis and design and implementation of the transformation projects, the most representative of which are: change in core collections, transactional switch, adoption of IFRS 9, change in core banking correspondents. The expenses were recorded mainly as fees paid in the line ‘Other administrative and general expenses’ of the consolidated statement of income.

Intangibles which did not meet the criteria to be recognized as assets

During the period ended December 31, 2018, 2017 and 2016, the Bank has recognized in the consolidated statement of income the amount of COP 41,690, COP 23,180 and 16,217, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

8.2	Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2018	December 31, 2017
In millions of COP
Balance at beginning of the year, net	6,095,959	6,130,095
Effect of change in foreign exchange rate	542,444	(34,136)
Balance at end of the year, net	6,638,403	6,095,959

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

Operating segment	Goodwill 2018	Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)
Banking El Salvador	COP 916,673	Discounted Cash flow	5 years plan	12.40%	3.90%
Banking Panama	COP 4,963,252	Discounted Cash flow	5 years plan	9.10%	6.70%
Banking Guatemala	COP 758,478	Discounted Cash flow	5 years plan	11.70%	5.20%

In 2018 and 2017, the Bank tested the aforementioned goodwill for impairment purposes at operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represent a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensure the alignment with the approach used by the CODM (Chief Operating Decision Maker) to make decisions about resources to be allocated to the segments and assess its performance.

Sensitivity analysis:

In order to assess the impact of changes in certain significant inputs as the discount rate and the growth rate in the operating segments’ recoverable amount, the Bank made a sensitivity analysis of these inputs through the definition of alternative scenarios with their future evolution. The tables below present the changes in the estimated recoverable value of each operating segment obtained as a result of sensitivity analysis:

As of December 31, 2018

Banking Panama

Growth rate	Discount rate
	9.35%	9.10%	8.85%
6.70%	COP 10,044,682	COP 11,157,929	COP 12,531,296

Discount rate	Growth rate
	6.45%	6.70%	6.95%
9.10%	COP 10,458,284	COP 11,157,929	COP 12,020,283

Banking El Salvador

Growth rate	Discount rate
	12.65%	12.40%	12.15%
3.90%	COP 2,893,147	COP 2,975,432	COP 3,062,694

Discount rate	Growth rate
	3.65%	3.90%	4.15%
12.40%	COP 2,945,601	COP 2,975,432	COP 3,007,065

Banking Guatemala

Growth rate	Discount rate
	11.95%	11.70%	11.45%
5.20%	COP 1,649,883	COP 1,719,017	COP 1,793,745

Discount rate	Growth rate
	4.95%	5.20%	5.45%
11.70%	COP 1,684,998	COP 1,719,017	COP 1,755,758

As of December 31, 2017

Banking Panama

Growth rate	Discount rate
	9.15%	8.90%	8.65%
6.70%	COP 9,750,408	COP 10,939,812	COP 12,435,319

Discount rate	Growth rate
	6.45%	6.70%	6.95%
8.90%	COP 10,161,356	COP 10,939,812	COP 11,917,875

Banking El Salvador

Growth rate	Discount rate
	12.55%	12.30%	12.05%
3.40%	COP 2,520,931	COP 2,588,656	COP 2,660,269

Discount rate	Growth rate
	3.15%	3.40%	3.65%
12.30%	COP 2,564,330	COP 2,588,656	COP 2,614,375

Banking Guatemala

Growth rate	Discount rate
	11.55%	11.30%	11.05%
5.30%	COP 2,239,238	COP 2,339,936	COP 2,449,482

Discount rate	Growth rate
	5.05%	5.30%	5.55%
11.30%	COP 2,295,042	COP 2,339,936	COP 2,388,737

The Bank considers goodwill as an asset with indefinite useful life.

NOTE 9. PREMISES AND EQUIPMENT, NET

As of December 31, 2018 and 2017 the premises and equipment consisted of the following:

As of December 31, 2018

Premises and equipment	Balance at January 1, 2018	Roll - forward
		Acquisitions	Expenses depreciation	Disposals	Assets classified as held for sale	Effect of changes in foreign exchange rate	Balance at December 31, 2018
In millions of COP
Land
Cost	337,362	20,924	-	(6,079)	-	9,525	361,732
Construction in progress
Cost	5,129	6,485	-	(8,448)	-	(713)	2,453
Buildings
Cost	1,304,539	21,817	-	(34,850)	(5,916)	58,927	1,344,517
Accumulated depreciation	(285,118)	-	(29,199)	2,913	-	(19,587)	(330,991)
Furniture and fixtures
Cost	601,275	28,221	-	(24,861)	-	24,793	629,428
Accumulated depreciation	(334,054)	-	(36,073)	18,695	-	(7,502)	(358,934)
Computer equipment
Cost	782,476	142,451	-	(50,282)	(4,708)	26,874	896,811
Accumulated depreciation	(497,976)	-	(80,980)	47,345	4,578	(40,693)	(567,726)
Vehicles
Cost	1,410,709	679,356	-	(249,771)	(170,145)	1,701	1,671,850
Accumulated depreciation	(371,276)	(231)	(145,529)	11,673	61,988	(652)	(444,027)
Ongoing Imports
Cost	3,502	3,053	-	(5,288)	-	-	1,267
Leasehold improvements
Cost	297,500	19,180	-	(7,737)	-	5,469	314,412
Accumulated depreciation	(126,663)	-	(25,970)	7,188	-	(6,700)	(152,145)
Total premises and equipment - cost	4,742,492	921,487	-	(387,316)	(180,769)	126,576	5,222,470
Total premises and equipment - accumulated depreciation	(1,615,087)	(231)	(317,751)	87,814	66,566	(75,134)	(1,853,823)
Total premises and equipment, net	3,127,405	921,256	(317,751)(1)	(299,502)	(114,203)	51,442	3,368,647

(1)	The difference with the Consolidated Statement of Income is the expense depreciation by the premises and equipment of the investments classified as assets held for sale, the amortization of intangible assets and impairment of other assets. See Note 25.2 Impairment, depreciation and amortization.

As of December 31, 2018 the premises and equipment of Assets held for sale consist of:

Premises and equipment	Balance at January 1, 2018	Roll - forward					Balance at December 31, 2018
		Acquisitions	Expenses depreciation	Disposals	Assets classified as held for sale	Effect of changes in foreign exchange rate
In millions of COP
Fixtures and fittings
Cost	111	-	-	-	-	(1)	110
Accumulated depreciation	(95)	-	(9)	-	-	2	(102)
Computer equipment
Cost	113	-	-	-	-	7	120
Accumulated depreciation	(86)	-	(12)	-	-	(14)	(112)
Vehicles
Cost	142,647	84,344	-	(1,850)	(26,913)	12,453	210,681
Accumulated depreciation	(33,221)	(54)	(24,833)	365	13,446	(2,044)	(46,341)
Total premises and equipment - cost	142,871	84,344	-	(1,850)	(26,913)	12,459	210,911
Total premises and equipment - accumulated depreciation	(33,402)	(54)	(24,854)	365	13,446	(2,056)	(46,555)
Total premises and equipment, net	109,469	84,290	(24,854)	(1,485)	(13,467)	10,403	164,356

As of December 31, 2017

Premises and equipment	Balance at January 1, 2017	Roll - forward						Balance at December 31, 2017
		Acquisitions	Expenses depreciation	Disposals	Assets classified as held for sale	Subsidiary liquidation	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	334,499	4,050	-	(904)	-	-	(283)	337,362
Construction in progress
Cost	32,883	48,849	-	(76,066)	-	-	(537)	5,129
Buildings
Cost	1,185,296	130,766	-	(27,041)	-	(5,973)	21,491	1,304,539
Accumulated depreciation	(259,400)	-	(29,451)	3,449	-	-	284	(285,118)
Furniture and fixtures
Cost	572,699	40,187	-	(12,647)	(111)	(37)	1,184	601,275
Accumulated depreciation	(300,731)	-	(39,912)	9,317	95	30	(2,853)	(334,054)
Computer equipment
Cost	717,464	100,939	-	(29,301)	(6,025)	(39)	(562)	782,476
Accumulated depreciation	(477,339)	-	(73,772)	46,358	5,740	18	1,019	(497,976)
Vehicles
Cost	1,461,628	650,232	-	(305,457)	(318,880)	(32,845)	(43,969)	1,410,709
Accumulated depreciation	(387,491)	(2,866)	(144,159)	14,022	113,100	15,740	20,378	(371,276)
Airplane
Cost	60,614	-	-	(59,614)	-	-	(1,000)	-
Accumulated depreciation	(6,227)	-	(356)	6,480	-	-	103	-
Ongoing Imports
Cost	1,929	6,472	-	(4,744)	-	-	(155)	3,502
Leasehold improvements
Cost	248,358	61,284	-	(7,812)	-	-	(4,330)	297,500
Accumulated depreciation	(68,485)	-	(28,631)	(29,723)	-	-	176	(126,663)
Total premises and equipment - cost	4,615,370	1,042,779	-	(523,586)	(325,016)	(38,894)	(28,161)	4,742,492
Total premises and equipment - accumulated depreciation	(1,499,673)	(2,866)	(316,281)	49,903	118,935	15,788	19,107	(1,615,087)
Total premises and equipment, net	3,115,697	1,039,913	(316,281) (1)	(473,683)	(206,081)	(23,106)	(9,054)	3,127,405

(1)	The difference with the Consolidated Statement of Income is the expense depreciation by premises and equipment of the investments classified as assets held for sale, the amortization of intangible assets and impairment of other assets. See Note 25.2 Impairment, depreciation and amortization.

As of December 31, 2018 and 2017, there were no contractual commitments for the purchase of premises and equipment, or premises and equipment pledged as collateral.

As of December 31, 2018 and 2017, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

NOTE 10. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2018	December 31, 2017
In millions of COP
Balance at the beginning of the year	1,657,409	1,581,689
Acquisitions	8,536	92,102
Sales/Write-offs	(10,422)	(71,955)
Gains on valuation (1)	77,350	55,573
Balance at the end of the period(2)	1,732,873	1,657,409

(1)	See note 24.4. Other operating income, net.
(2)	Between December 31, 2018 and 2017 there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 29 Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank's related to its investment properties are detailed below:

As of December 31, 2018

Type of asset	Balance at the beginning of the year	Appraisals	Net increase (decrease) in investment properties	Adjusted fair value at the end of the year (1)
In millions of COP
Buildings	1,425,585	59,895	(1,886)	1,483,594
Lands	231,824	17,455	-	249,279
Total	1,657,409	77,350	(1,886)	1,732,873

As of December 31, 2017

Type of asset	Balance at the beginning of the year	Appraisals	Net increase (decrease) in investment properties	Adjusted fair value at the end of the year (1)
In millions of COP
Buildings	1,355,717	49,721	20,147	1,425,585
Lands	225,972	5,852	-	231,824
Total	1,581,689	55,573	20,147	1,657,409

(1)	Corresponds to the change in the commercial estimate of real estate due to the change in the consumer price index (IPC).

Amounts recognized in the statement of income for the period.

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2018	December 31, 2017	December 31, 2016
	In millions of COP
Income from rentals	79,756	77,964	66,838
Operating expenses due to:
Investment properties that generated income through rentals	16,531	21,012	21,254
Investment properties that did not generate income through rentals	1,630	2,295	2,495

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2018 and December 31, 2017, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or are foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumptions such as: discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these investment properties, the greater and best use of these investment properties is their present use. For further information about measurement techniques and inputs used by consulting companies, please see Note 29 Fair Value of assets and liabilities.

As of December 31, 2018 and 2017, the Bank does not have investment properties held under financial leases.

NOTE 11. INCOME TAX

The income tax is recognized in each of the countries where the Bancolombia Group has operations, in accordance with the tax regulations in force in each of the jurisdictions.

Assets and liabilities deferred tax is recognized on temporary differences arising from the future estimation of tax and accounting effects resulting from differences between assets and liabilities in the financial position statement and for tax purposes.

In order to comply with the tax obligations in a timely and adequate manner, the Bancolombia Group analyzes and permanently interprets the current tax regulations applicable to its operations.

11.1.	Components recognized in the income statement of the period:

	December 31, 2018	December 31, 2017	December 31, 2016
In millions of Colombian pesos
Current tax
Fiscal term	752,728	1,041,454	813,355
Prior fiscal terms(1)	(146,837)	3,967	2,519
Total current tax	605,891	1,045,421	815,874
Deferred tax
Fiscal term	223,544	193,177	360,958
Total deferred tax	223,544	193,177	360,958
Total tax	829,435	1,238,598	1,176,832

(1)	The recoveries of previous periods for $ 85,921 was recognized in 2017 in Bancolombia as income.

11.2.	Components recognized in Other Comprehensive Results (OCI)

December 31, 2018
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net after taxes
Revaluation losses related to the defined benefit liability	37,325	(7,663)	29,662
Net income (loss) from financial instruments measured at fair value	(16,873)	10,190	(6,683)
Unrealized gains/(loss) on investments in associates and joint ventures using equity method.	2,581	(663)	1,918
Net profit (loss) on foreign investment hedge	458,943	172,870	631,813
Net	481,976	174,734	656,710

See Consolidated Statement of Comprehensive Income

December 31, 2017
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net after taxes
Revaluation losses related to the defined benefit liability	3,753	(3,725)	28
Net income (loss) from financial instruments measured at fair value	17,548	9,789	27,337
Net profit (loss) on foreign investment hedge	449,640	(6,895)	442,745
Net	470,941	(831)	470,110

See Consolidated Statement of Comprehensive Income

December 31, 2016
In millions of COP
	Amounts before taxes	Deferred tax	Net after taxes
Remeasurement loss related to defined benefit liability	626	(10,966)	(10,340)
Net profit (loss) by financial instruments measured at fair value	208,276	24,341	232,617
Net	208,902	13,375	222,277

See Consolidated Statement of Comprehensive Income

11.3.	Other revelations

11.3.1.	Explanation of applicable fees

The following are the nominal rates of the current tax in each of the countries where Grupo Bancolombia has operations subject to income tax:

Companies domiciled in Colombia

The current income tax rate in accordance with Law 1819 of 2016, for the taxable periods 2018, 2017 and 2016 was:

	2018	2017	2016
Rent	33.00%	34.00%	25.00%
CREE	0%	0%	9.00%
Surcharge	4.00%	6.00%	6.00%
Total	37.00%	40.00%	40.00%

The deferred tax as of December 31, 2018 was calculated based on the temporary differences, taking into account the applicable rates for 2019 and following years, as follows:

	2019	2020	2021	2022 onwards
Rent	33.00%	32.00%	31.00%	30.00%
Additional points	4.00%	3.00%	3.00%	0%
Total	37.00%	35.00%	34.00%	30.00%

Domiciled companies in other countries

The current and deferred income tax rate, for the taxable periods 2017 and 2018 was:

		2017	2018	2019 onwards
Companies in Peru	Rent	29.50%	29.50%	29.50%
Companies in Panama	Rent	25.00%	25.00%	25.00%
Companies in El Salvador	Rent	30.00%	30.00%	30.00%
Companies in Guatemala	Rent	25.00%	25.00%	25.00%

11.3.2.	Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is:

	December 31, 2018	December 31, 2017
In millions of Colombian pesos
Temporary differences
Local Subsidiaries	(442,739)	(1,043,724
Foreign Subsidiaries	(4,547,635)	(4,533,672)

In accordance with IAS 12 no deferred tax credit was recorded, because the administration can control the future time in which such differences are reversed and this is not expected to occur in the foreseeable future.

11.3.3.	Temporary differences as of December 31, 2018

- Net effect of deferred tax assets and liabilities by company disclosed in the Financial Position Statement:

	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2017
In millions of Colombian pesos
Company	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Arrendadora Financiera S.A.	94		299
Bagrícola Costa Rica S.A.	74		56	-
Grupo Agromercantil Holding		(13,566)	-	(29,924)
Banca de Inversión Bancolombia S.A.		(20,300)	-	(26,432)
Banco Agrícola S.A.	67,527		46,328	-
Bancolombia S.A.		(1,245,807)	-	(1,368,062)
Banistmo SA and Subsidiaries	198,958		96,533	-
BIBA Inmobiliaria S.A.S.		(19)	-	(5)
Trust Fund "Lote Abelardo Castro"		(123)	-	(188)
Fiduciaria Bancolombia S.A.		(4,265)	1,808	-
Inversiones CFNS S.A.S.		(1,011)	-	(700)
Renting Colombia S.A.		(22,450)	-	(5,466)
Transportempo S.A.S	163		509	-
Valores Banagrícola S.A.	19		10	-
Valores Bancolombia S.A.	4,342		3,071	-
Valores Simesa S.A.		(10,754)	-	(9,421)
Net Deferred Tax by Company	271,177	(1,318,295)	148,614	(1,440,198)
Net Deferred Tax		(1,047,118)		(1,291,584)

This section shows the net deferred tax resulting from each company and differs from the information in section 11.3.4, because there the deferred tax is disclosed according to its nature.

11.3.4.	Asset and liability deferred tax detail without netting by company

This section shows the deferred tax according to its nature and differs from the information in section 11.3.3, because there the deferred tax is shown net by company.

Assets deferred tax with effect on Income Statement, OCI and Equity

Deferred tax summary in balance sheet accounts	December 31, 2017	With effects on Results	With effects on OCI and Retained Profits	Eliminations	Reclassifications	December 31, 2018
In millions of Colombian pesos
Assets deferred tax Results	559,220	127,463	-	(5,752)	23,870	704,801
Assets deferred tax OCI and Equity	43,645	-	435,826	-	(1,595)	477,876
Net Deferred Tax	602,865	127,463	435,826	(5,752)	22,275	1,182,677

	December 31, 2017	Implementation	Increase	December 31, 2018
In millions of Colombian pesos
Asset Deferred Tax:
Property and equipment	21,153	3,848	812	18,117
Employee Benefits	161,524	2,021	12,824	172,327
Deterioration assessment	204,910	207,296	59,306	56,920
Tax credits settlement	68,463	209	5,935	74,189
Financial Obligations	51,863	1,916	241,918	291,865
Investments evaluation	81	6,495	80,277	73,863
Other deductions	51,226	38,257	4,551	17,520
Total Asset Deferred Tax	559,220	260,042	405,623	704,801

	December 31, 2017	Implementation	Increase	December 31, 2018
In millions of Colombian pesos
Asset Deferred Tax:
Net profit (loss) on foreign investment hedge	6,895	-	172,870	179,765
Employee Benefits	36,750	9,625	1,478	28,603
IFRS 9 implementation adjustment(1)	-	17,614	287,122	269,508
Total Asset Deferred Tax	43,645	27,239	461,470	477,876

(1)	Value recorded against retained earnings, not other comprehensive income (ORI)

In accordance with the financial projections, it is expected in the future to generate sufficient liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared taking into account the information of the Bancolombia Group's economic research, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the Bank's long-term strategy is taken into account.

Liability deferred tax with effect on Income Statement, OCI and Equity

Deferred tax summary in balance sheet accounts	December 31, 2017	With effects on Results	With effects on OCI and Retained Profits	Eliminations	Reclassifications	December 31, 2018
In millions of Colombian pesos
Liability deferred tax Results	(1,784,575)	(293,108)	-	(50,524)	6,206	(2,122,001)
Liability deferred tax OCI and Equity	(109,874)	-	2,930	(663)	(187)	(107,794)
Net Deferred Tax	(1,894,449)	(293,108)	2,930	(51,187)	6,019	(2,229,795)

	December 31, 2017	Implementation	Increase	December 31, 2018
In millions of Colombian pesos
Liability Deferred Tax:
Property and equipment	(233,550)	16,225	26,005	(243,330)
Lease restatement	(455,610)	242,251	-	(213,359)
Deterioration assessment	(6,412)	4,923	373,689	(375,178)
Participatory titles evaluation	(121,210)	40,084	58,837	(139,963)
Derivatives' evaluation	(56,726)	-	121,744	(178,470)
Goodwill	(758,888)	18,818	118,779	(858,849)
Properties received in payment	(47,509)	2,563	32,097	(77,043)
Other deductions	(104,670)	76,659	7,798	(35,809)
Total Liability Deferred Tax:	(1,784,575)	401,523	738,949	(2,122,001)

	December 31, 2017	Implementation	Increase	December 31, 2018
In millions of Colombian pesos
Liability Deferred Tax
Employee Benefits	(4,401)	721	237	(3,917)
Investments evaluation	(105,473)	14,247	4,057	(95,283)
Investments in associates. Adjustment for equity method	-	-	663	(663)
IFRS 9 implementation adjustment(1)(2)	-	-	7,931	(7,931)
Total Liability Deferred Tax:	(109,874)	14,968	12,888	(107,794)

(1)	Value recorded against retained earnings, not other comprehensive income (ORI)
(2)	Effect on Grupo Agromercantil Holding due to an increase in the investments evaluation

Total deferred tax

Deferred tax summary in balance sheet accounts	December 31, 2017	With effects on Results	With effects on ORI and Retained Profits	Eliminations	Reclassifications	December 31, 2018
In millions of Colombian pesos
Asset Deferred Tax:	602,865	127,463	435,826	(5,752)	22,275	1,182,677
Liability Deferred Tax	(1,894,449)	(293,108)	2,930	(51,187)	6,019	(2,229,795)
Net Deferred Tax	(1,291,584)	(165,645)	438,756	(56,939)	28,294	(1,047,118)

The deferred tax disclosed in section 11.1, corresponds to assets and liabilities deferred tax without eliminations amounting to COP 165,645 million, plus eliminations amounting to COP 56,939 million, plus the difference for restatement that is contained in the balance sheet movement by value of COP 960 million

11.3.5.	Reconciliation of the effective tax rate

Reconciliation of the tax rate	December 31, 2018	December 31, 2017	December 31, 2016
In millions of Colombian pesos
Accounting profit	3,615,870	3,992,771	3,968,282
Applicable tax with nominal rate	1,337,872	1,597,108	1,587,313
Non-deductible expenses to determine taxable profit (loss)	266,246	356,350	255,435
Accounting and non-tax expense (income) to determine of taxable profit (loss)	(168,134)	(179,605)	(217,056)
Base Differences	486,193	341,828	(348,985)
Fiscal and non-accounting expense (income) to determine of taxable profit (loss)(1)	(579,660)	(23,844)	23,381
Ordinary activities income exempt from taxation	(235,560)	(181,406)	(121,917)
Ordinary activities income not constituting income or occasional tax gain	(133,211)	(130,272)	(111,027)
Tax deductions	(25,398)	(184,620)	(107,083)
Goodwill Depreciation	(218,277)	(233,004)	-
Tax depreciation surplus	(118,046)	(177,936)	(20,323)
Tax rate effect in other countries(2)	(92,125)	(218,785)	72,144
Prior fiscal terms	(146,837)	3,967	2,519
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)	456,372	268,817	162,431
Total tax	829,435	1,238,598	1,176,832

(1)	The variation originates mainly from the Participation Method (current tax) and the tax recognition of derivatives
(2)	The variation originates in adjustments for eliminations to the consolidated financial statements.

11.4.	Dividends

11.4.1	Dividend Payment

If the parent company or any of its subsidiaries were to distribute dividends, they would be subject to the tax regulations of each of the countries where they are decreed.

11.4.2	Dividends received from Colombian Subsidiary Companies

In accordance with the historical behavior of the dividends received by the Bank as Parent, of its national subsidiaries, which are part of the Business Group, it is expected that such dividends will not be subject to the income tax and will not be subject to withholding tax, in accordance with Law 1943 of 2018.

11.5	Tax contingent Liabilities and assets

For the Consolidated Financial Statements as of December 31, 2017 and 2018, the Bancolombia Group, once the tax positions adopted in the statements subject to review by the tax authority were analyzed, considered it necessary to reverse and update the uncertain positions in accordance with the administrative acts undertaking during the year:

Balance December 2017	Update	Payments	Reversal	Balance December 2018
353,338	13,606	156,953	95,023	114,968

11.6	Tax credits

The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2018.

Base	Deferred tax recognized asset
In millions of Colombian pesos
224,817	74,190

In the implementation of the provisions of IAS 12 "Income Tax", a deferred tax asset is recognized, provided that the company will have future taxable profits with which to charge this temporary difference.

11.7	Tax regulation applicable to current and deferred tax corresponding to fiscal periods 2017 and 2018.

11.7.1	Domiciled companies in Colombia

Current tax

a)	The current tax from the 2017 taxable period is calculated based on the accounting information prepared under the regulatory technical accounting frameworks in force in Colombia established in Decree 2420 of 2015 and its amendments.
The fiscal regulation applicable to fiscal years 2017 and 2018, were those established by Act 1819 of 2016 and the other current regulations according to the tax statute.
b)	Windfalls are taxed separately from ordinary income and are taxed at the 10% rate.
c)	The income tax is determined by the higher value between the taxable net income determined by the ordinary system and the presumed income determined on 3.5% of the net equity of the previous year.

Wealth tax

The Bancolombia Group recognized in the statement of financial position the payment of the tax on wealth installment corresponding to the 2017 fiscal term, in accordance with the provisions of Act 1739 of 2014.

Deferred tax

The assets and liabilities deferred tax as of December 2017 was measured taking into account the rates for the income tax established by Act 1819 of 2016; As of December 31, 2018, the measurement of the deferred tax was determined with the income tax rates, indicated in Act 1943 of 2018; taking into account the future periods in which the temporary differences are expected to be reversed.

11.7.2	Domiciled companies outside of Colombia

The current tax is calculated based on the accounting information expressed under the accounting technical frameworks in force in each one of the jurisdictions where the Bancolombia Group has operations.

The deferred tax as of December 31, 2018, was determined taking into account the fiscal regulations in force and applicable in each of the countries where the financial operations are carried out, using the tax rates applicable in the taxable years in which it expects to dispose of the assets or settle the liabilities.

11.7.3	Future fiscal impacts due to regulatory changes

Domiciled companies in Colombia

With the issuing of the Financing Act 1943 of 2018, on December 28, 2018, several changes were introduced to the tax system that will be applicable as of January 1, 2019:

a)	For financial institutions, the rate of income and supplementary taxes is modified and some points are added to the general rate, when the taxable income is equal to or greater than 120,000 TVU (Tax value unit) , as follows:

Income tax and complementary
	2019	2020	2021	2022 onwards
Rate	33%	32%	31%	30%
Additional points	4%	3%	3%	0%
Total rate	37%	35%	34%	30%

b)	The rate of presumptive income on net equity is gradually reduced, as follows: to 1.5% for taxable years 2019 and 2020; and at 0% from the taxable year 2021.

c)	The rules for undercapitalization are modified, which will apply to interest arising from debts between national or foreign economic partners.

The undercapitalization rule does not apply to tax payers subject to surveillance by the Financial Superintendency.

d)	The list of income that is not considered as a national source is modified as follows: Credits for the importation of merchandise, services and overdraws or bank overdrafts whose term is greater than 6 months are considered as national income.

e)	In the private equity funds, the income will be distributed among the subscribers or participants to the same title that the fund has received, under the same tax conditions that they would have if they were received directly by the subscriber or participant, with compliance of the following rules :

i.	When the shares of the fund are traded on a stock exchange subject to inspection and surveillance by the Financial Superintendence of Colombia, or

ii.	When the fund meets the following requirements:

✓	Not to be owned directly or indirectly, by more than 50%, by the same effective beneficiary, or economically linked investment group or by members of the same family up to a 4th degree of consanguinity or affinity, who are taxpayers of the income tax and;

✓	When none of the effective beneficiaries of the fund or related investor group or family group, individually or jointly, has control or discretion over distributions thereof.

Without the fulfillment of the requirements, the income of the unitholders will be incurred in the same year in which they are received by the private equity fund.

f)	It is established as a general rule the deduction in the income tax of 100% of the taxes, rates and contributions actually paid during the year or taxable period, which have a causal relationship, but it is not possible to deduct taxes such as: income, equity and tax standardization.

g)	The industry and trade tax and billboards and panels may be taken as a tax deduction in the income tax, up to 50% of the tax, for the years 2019, 2020 and 2021. As of 2022 the deduction permitted will be 100%.

h)	The tax discount is created by the tax on sales paid in, the acquisition, construction or training and importation of productive real fixed assets, including the one associated with the necessary services to put them in conditions of use.

i)	The rules of the minimum sale price are modified, including the services and establishing that it may not be less than 85% of its commercial value.

For shares that are not listed on the stock exchange, the sale price can not be less than the intrinsic value plus 30%.

j)	Changes in Dividends

The withholding tax on dividends will have the treatment that is summarized below, according to the quality of the same and the type of taxpayer beneficiary of the dividend, as follows:

1.	For the dividends decreed as enforceable as of December 31, 2018, the rules contained in the Act before the issuance of Act 1943 of 2018 will be maintained
2.	For the dividends coming from profits that paid the tax in the company, that is, not levied, the following rules will be followed:

i.	Dividends received by natural persons resident in Colombia:

If dividends are distributed to individual’s resident in Colombia, they will be taxed at a marginal rate of 0% to 15%.

ii.	Dividends received by legal, national or foreign persons, and by natural persons WITHOUT residence in Colombia:

The withholding rate will be 7.5%

3.	For the dividends coming from profits that did NOT paid the tax in the company, that is, levied, the following rules will be followed:

Dividends will be levied at the general rate of income tax according to the year in which they are paid or credited (33% for 2019, 32% for 2020, 31% for 2021 and 30% from 2022). Once this withholding is deducted, the withholding rate mentioned in numeral 2 will be applied.

The dividend distributed within the companies of a Business Group duly registered with the Chamber of Commerce is not subject to withholding.

4.	Abroad Capital investment.

To determine the income tax with respect to the profits obtained by the foreign capital investments of the portfolio, regardless of the modality or vehicle used to make the investment by the investor, the following rules shall apply:

i.	Dividends from profits that paid the tax in the company, that is, not levied, the rate will be 7.5%

ii.	For the dividends coming from profits that did NOT paid the tax in the company, that is, levied, the following rule will be followed:

Dividends will be levied at the rate of 25% and the retention rate of 7.5% will be applied to the remainder.

k)	The inflationary component of financial yields will no longer be considered as a non constitutive income earning or windfall for natural persons.

l)	Regime of Colombian holding company

A new regime of Colombian Holding Companies (CHC) is created for those companies whose main activity is the holding of securities, investments or shares holding in Colombian and/or foreign companies, and the administration of such investments.

To be a beneficiary of this regime, a minimum direct or indirect participation of 10% of the capital of two or more companies described above must be guaranteed for a minimum period of 12 months.

In addition, employ at least 3 people, have their own direction and make strategic decisions in Colombia regarding their investments and assets.

Among main benefits of this regime are that dividends received from entities without residence in Colombia will be exempt from income tax in Colombia in turn and will not be subject to industry and Commerce tax.

Dividends distributed by a CHC to residents are taxed with a right to a discount for taxes paid abroad from a foreign source income, those distributed to non-residents shall be understood as income from a foreign source.

When the CHC disposes of its participation to an entity abroad, it will be exempt from income tax and it’s complementary.

Domiciled companies outside of Colombia

For the term of December 2018, there were no changes in the countries where Grupo Bancolombia has operations.

NOTE 12. ASSETS HELD FOR SALE AND INVENTORIES, NET

The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2018	December 31, 2017
In millions of COP
Inventories, net	290,605	164,516
Assets held for sale	345,423	212,487
Total inventories and assets held for sale, net	636,028	377,003

12.1	Inventories

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

The Bank's inventories at December 31, 2018 and 2017, are summarized as follows:

Inventories	December 31, 2018	December 31, 2017
In millions of COP
Lands and buildings	250,543	117,339
Vehicles	41,853	45,741
Machinery	20,527	16,252
Total inventory cost	312,923	179,332
Impairment	(22,318)	(14,816)
Total inventories, net	290,605	164,516

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2018 and 2017.

12.2	Assets held for sale

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

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2018

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Others Segment	Total
In millions of COP
Machinery and equipment	2,696	2,860	-	-	-	5,556
Cost	3,065	3,090	-	-	-	6,155
Impairment	(369)	(230)	-	-	-	(599)
Real estate for residential purposes	29,562	59,241	1,762	1,487	-	92,052
Cost	30,472	61,286	1,800	1,487	-	95,045
Impairment	(910)	(2,045)	(38)	-	-	(2,993)
Real estate different from residential properties	452	23,624	-	-	-	24,076
Cost	998	23,822	-	-	-	24,820
Impairment	(546)	(198)	-	-	-	(744)
Investments held for sale	-	-	-	-	19,128	19,128
Cost (1)	-	-	-	-	19,128	19,128
Impairment	-	-	-	-	-	-
Assets related to Investments held for sale	-	-	-	-	204,611	204,611
Cost (2)	-	-	-	-	209,002	209,002
Impairment (3)	-	-	-	-	(4,391)	(4,391)
Total assets held for sale	32,710	85,725	1,762	1,487	223,739	345,423

(1)	In December 2017, the management launched the execution of a sale plan for the investments associated with Avefarma S.A.S, Glassfarma Tech S.A.S. and Panamerican Pharmaceutical Holding Inc., for this reason the investments are presented as "non-current assets held for sale". Management is still committed to a plan to sell the aforementioned investments.
(2)	These assets corresponded to Arrendamiento Operativo CIB S.A.C. and FiduPerú S.A. Sociedad Fiduciaria.
(3)	In September 2018, FiduPerú S.A. returned capital to its shareholders. At the end of the 2018 period, the Administration adjusted the book value of the asset based on the fair value of the company, recognizing an impairment in the Income Statement.

As of December 31, 2017

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Others Segment	Total
In millions of COP
Machinery and equipment	8,099	3,362	-	39	-	11,500
Cost	8,972	3,422	-	39	-	12,433
Impairment	(873)	(60)	-	-	-	(933)
Real estate for residential purposes	8,346	12,257	2,586	665	-	23,854
Cost	8,431	12,859	2,645	885	-	24,820
Impairment	(85)	(602)	(59)	(220)	-	(966)
Real estate different from residential properties	295	952	-	155	-	1,402
Cost	295	952	-	178	24	1,449
Impairment	-	-	-	(23)	(24)	(47)
Investments held for sale	-	-	-	-	18,413	18,413
Cost (1)	-	-	-	-	18,413	18,413
Impairment	-	-	-	-	-	-
Assets related to Investments held for sale	-	-	-	-	157,318	157,318
Cost (2)	-	-	-	-	157,318	157,318
Impairment	-	-	-	-	-	-
Total assets held for sale	16,740	16,571	2,586	859	175,731	212,487

(1)	In December 2017, the management launched the execution of a sale plan for the investments associated with Avefarma S.A.S, Glassfarma Tech S.A.S. and Panamerican Pharmaceutical Holding Inc., for this reason the investments are presented as "non-current assets held for sale".
(2)	These assets corresponded to Arrendamiento Operativo CIB S.A.C.; Capital Investments SAFI S.A. and FiduPerú S.A. Sociedad Fiduciaria.

Since 2017, the Bank has the intention to sell its participation in the companies Arrendamiento Operativo CIB S.A.C.; Capital Investments SAFI S.A. (wound-up) and FiduPerú S.A. Sociedad Fiduciaria. Therefore, the Bank expects that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. As a result, these companies are disclosed in the Statement of Financial Position as assets held for sale. The sale is highly probable, and those companies are available for immediate sale subject only to customary terms for sale. In this regard, Bank is managing all the necessary authorizations to carry out the sale such as the approval of the Peruvian Superintendence of Banking and Insurance. The company Capital Investments SAFI S.A. was liquidated in the course of the year 2018. For further information about Arrendamiento Operativo CIB S.A.C transaction, see Note 33 Subsequent events.

The breakdown of the major classes of assets and liabilities classified as held for sale is as follows:

	December 31, 2018	December 31, 2017
In millions of COP
Assets
Cash and cash equivalents	12,476	19,072
Financial assets investment	-	2,486
Premises and equipment, net	164,356	109,469
Prepaid expenses	412	101
Tax receivables	7,093	8,028
Deferred tax	1,551	1,103
Assets held for sale	721	4,691
Other assets	22,393	12,368
Total assets (1)	209,002	157,318
Liabilities
Borrowings from other financial institutions	150,254	90,109
Tax liabilities	1,054	611
Deferred tax liabilities	4,832	4,908
Other liabilities	7,456	7,348
Total liabilities	163,596	102,976

(1)	In September 2018, the management adjusted the book value of FiduPerú S.A. Sociedad Fiduciaria based on the fair value of the company, recognizing an impairment in the Income Statement for COP 4,391.

Assets held for sale had an impairment amounting COP 8,727 and COP 1,946 as of December 31, 2018 and December 31, 2017, respectively. The aforementioned impairment was mainly due to observable transactions with a sale price below the carrying value of assets less the estimated costs to sell.

NOTE 13. OTHER ASSETS, NET

As of December 31, 2018 and 2017 the Bank’s other assets, net consist of:

Other Assets	December 31, 2018	December 31, 2017
In millions of COP
Tax advance	867,120	480,523
Marketable and non-marketable for sale assets	654,207	580,438
Prepaid expenses	346,012	287,550
Other receivables (1)	286,583	200,645
Assets pledged as collateral	253,546	192,036
Receivables related to abandoned accounts (2)	172,671	147,228
Receivable Sales of goods and service	141,098	117,540
Commission receivables	99,185	97,710
Accounts receivable from contracts with customers (3)	86,759	90,590
Balance in credit card clearning house	61,539	66,788
Interbank Borrowings not classified as cash equivalents	55,690	125,963
Operating leases	55,450	38,653
Commission for letters of credit	25,399	72,927
Debtors	22,054	10,510
Taxes receivable	4,882	7,199
Others	166,125	34,498
Total other assets	3,298,320	2,550,798
Allowance others	(64,139)	(71,761)
Total other assets, net	3,234,181	2,479,037

(1)	As of December 31, 2018, corresponds to reconciling items on correspondent banks and mortgage-backed securities´ interest.
(2)	The item corresponds to receivables related to the application of the Colombian Law 1777 of February 1, 2016, which establishes that entities holding accounts deemed abandoned must transfer the related amounts to a fund constituted and regulated by the Icetex (Governmental entity responsible for promoting high quality education in Colombia).
(3)	See Note 24.3 Fees and commissions.

NOTE 14. DEPOSITS FROM CUSTOMERS

The detail of the deposits as of December 31, 2018 and 2017 is as follows:

Deposits	December 31, 2018	December 31, 2017
In millions of COP
Saving accounts	59,635,379	54,255,583
Time deposits	56,853,141	53,961,586
Checking accounts	24,098,073	22,065,647
Other deposits	1,541,878	1,676,399
Total	142,128,471	131,959,215

The following table details the time deposits (‘CDT’) issued by the Bank:

CDT	Effective interest rate		December 31, 2018
Modality	Minimum	Maximum	Carrying Value	Fair value
In millions of COP
Less than 6 months	0.10%	6.75%	9,549,206	9,554,429
Equal to 6 months and less than 12 months	0.25%	7.50%	5,572,051	5,577,962
Equal to 12 months and less than 18 months	0.25%	7.25%	7,323,840	7,368,860
Equal to or greater than 18 months	0.01%	13.50%	34,408,044	35,084,415
Total			56,853,141	57,585,666

CDT	Effective interest rate		December 31, 2017
Modality	Minimum	Maximum	Carrying Value	Fair value
In millions of COP
Less than 6 months	0.10%	6.96%	7,536,280	7,535,719
Equal to 6 months and less than 12 months	0.20%	8.03%	5,711,157	5,718,827
Equal to 12 months and less than 18 months	0.20%	9.03%	8,062,290	8,146,366
Equal to or greater than 18 months	0.01%	18.29%	32,651,859	33,381,189
Total			53,961,586	54,782,101

The detail of CDT’s issued by the Bank by maturity is as follows:

December 31, 2018
Period	Carrying value	Fair value
In millions of COP
Less than one year	37,911,658	38,216,970
1 to 3 years	12,753,264	12,965,241
3 to 5 years	4,559,122	4,663,087
More than 5 years	1,629,097	1,740,368
Total	56,853,141	57,585,666

December 31, 2017
Period	Carrying value	Fair value
In millions of COP
Less than one year	36,416,439	36,701,555
1 to 3 years	10,525,956	10,727,828
3 to 5 years	5,367,765	5,592,750
More than 5 years	1,651,426	1,759,968
Total	53,961,586	54,782,101

NOTE 15. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in the statement of financial position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2018	December 31, 2017

In millions of COP
Interbank Deposits
Interbank liabilities	1,374,222	1,084,591
Total interbank	1,374,222	1,084,591
Repurchase agreements and other similar secured borrowing
Short selling operations	136,786	607,536
Temporary transfer of securities	2,178,769	2,628,592
Total Repurchase agreements and other similar secured borrowing (1)	2,315,555	3,236,128
Total money market transactions	3,689,777	4,320,719

(1)	Total repo liabilities have maturities of less than 30 days.

Offsetting of Repurchase and Resale Agreements

For the Bank and its Colombian subsidiaries, substantially all of repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty. However, the local law for certain jurisdictions outside of Colombia is regarding to determine the enforceability of offsetting rights.

The Bank does not offset repurchase and resale transactions with the same counterparty in the consolidated statement of financial position.

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2018 and 2017:

As of December 31, 2018

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	931,820	-	931,820	(931,820)	-
Securities sold under repurchase agreements	(2,315,555)	-	(2,315,555)	2,315,555	-
Total repurchase and resale agreements	(1,383,735)	-	(1,383,735)	1,383,735	-

(1)	The amount includes those presented as cash and cash equivalents and those presented as other assets.

As of December 31, 2017

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	881,061	-	881,061	(881,061)	-
Securities sold under repurchase agreements	(3,236,128)	-	(3,236,128)	3,236,128	-
Total repurchase and resale agreements	(2,355,067)	-	(2,355,067)	2,355,067	-

(1)	The amount includes those presented as cash and cash equivalents and those presented as other assets.

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 16. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2018 and 2017, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2018	December 31, 2017

In millions of COP
Obligations granted by foreign banks (1)	11,217,308	7,958,450
Obligations granted by domestic banks	5,120,656	5,863,702
Total	16,337,964	13,822,152

(1)	The Bank has recognized a financial liability with BAM Financial Corporation (BFC) amounting to USD 259.4 million as of December 31, 2018 and USD 243.2 million as of December 31, 2017, due to its obligation to pay cash in future to purchase the non-controlling shares of Grupo Agromercantil Holding pursuant to an outstanding put option expiring in 2024. The Bank will reclassify the liability to equity if the put expires unexercised.

Obligations granted by domestic banks

As of December 31, 2018

Financial entity	Rate Maximum	Rate Minimum	December 31, 2018

In millions of COP
Financiera de desarrollo territorial (Findeter)	10.19%	0.24%	2,591,423
Banco de comercio exterior de Colombia (Bancoldex)	15.46%	2.17%	1,205,958
Fondo para el financiamiento del sector agropecuario (Finagro)	14.54%	0.85%	634,048
Other private financial entities	7.92%	5.82%	689,227
Total			5,120,656

As of December 31, 2017

Financial entity	Rate Maximum	Rate Minimum	December 31, 2017

In millions of COP
Financiera de desarrollo territorial (Findeter)	11.30%	1.05%	2,587,598
Banco de comercio exterior de Colombia (Bancoldex)	10.86%	1.76%	1,528,435
Fondo para el financiamiento del sector agropecuario (Finagro)	14.90%	1.05%	728,558
Other private financial entities	8.89%	0.07%	1,019,111
Total			5,863,702

The maturities of financial obligations with domestic banks as of December 31, 2018 and 2017, are the following:

Domestic	December 31, 2018	December 31, 2017
In millions of COP
Amount expected to be settled:
More than twelve months after the reporting period	4,894,259	5,288,364
No more than twelve months after the reporting period	226,397	575,338
Total	5,120,656	5,863,702

Obligations granted by foreign banks

As of December 31, 2018

Financial entity	Rate Maximum	Rate Minimum	December 31, 2018
In millions of COP
Financing with correspondent banks	5.66%	2.81%	10,140,356
Corporación Andina de Fomento (CAF)	5.01%	2.93%	529,464
Banco Latinoamericano de Comercio Exterior (Bladex)	4.89%	3.15%	473,549
Banco Interamericano de Desarrollo (BID)	5.64%	4.32%	73,939
Total			11,217,308

As of December 31, 2017

Financial entity	Rate Maximum	Rate Minimum	December 31, 2017
In millions of COP
Financing with correspondent banks	5.66%	1.48%	7,341,713
Corporación Andina de Fomento (CAF)	3.84%	1.85%	311,730
Banco Latinoamericano de Comercio Exterior (Bladex)	4.10%	1.90%	269,946
Banco Interamericano de Desarrollo (BID)	3.96%	3.96%	35,061
Total			7,958,450

The maturities of the financial obligations with foreign entities as of December 31, 2018 and 2017 are the following:

Foreign	December 31, 2018	December 31, 2017
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	9,743,905	7,037,043
More than twelve months after the reporting period	1,473,403	921,407
Total	11,217,308	7,958,450

NOTE 17. DEBT INSTRUMENTS IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2018

Issuer	Currency		Face value(2)	Balance	Rate Range
Bancolombia S.A.	Local	COP	4,533,392	4,607,153	IPC(1)+2.60%-10.89%
Bancolombia S.A.	Foreign	USD	3,237,466	10,452,432	2.60%-6.22%%
Banco Agrícola S.A.	Foreign	USD	547,000	1,774,852	5.27%-7.17%
Bancolombia Panamá S.A.	Foreign	USD	139,280	457,495	2.60%-3.50%
Grupo Agromercantil Holding S.A.	Foreign	USD	300,939	986,476	0.25%-7.25%
Banismo S.A. y filiales	Foreign	USD	606,635	1,980,824	2.65%-5.00%
Bancolombia Puerto Rico Internacional Inc	Foreign	USD	8,499	28,001	2.70%-3.00%
Total				20,287,233

(1)	Consumer price index.
(2)	Face value is in US dollar for foreign currency bonds.

As of December 31, 2017

Issuer	Currency		Face value(2)	Balance	Rate Range
Bancolombia S.A.	Local	COP	5,162,515	5,247,501	5.59%-IPC(1) +7%
Bancolombia S.A.	Foreign	USD	3,242,405	9,532,927	1.90%-6.31%
Banco Agrícola S.A.	Foreign	USD	547,000	1,622,238	5.36%-7.99%
Bancolombia Panamá S.A.	Foreign	USD	260,310	784,567	1.90%-2.90%
Grupo Agromercantil Holding S.A.	Foreign	USD	302,264	910,270	0.25%-7.25%
Banismo S.A. y filiales	Foreign	USD	519,300	1,551,211	2.65%-3.65%
Total				19,648,714

(1)	Consumer price index.
(2)	Face value is US dollar for foreign currency bonds.

The breakdown of the Bank securities in issue by maturity is as follows:

As of December 31, 2018

Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds (1)	-	-	-	1,425,034	1,425,034
Ordinary bonds	-	-	154,813	3,027,306	3,182,119
Foreign currency
Subordinated bonds (1)	-	-	-	6,790,506	6,790,506
Ordinary bonds	652,579	339,419	159,721	7,737,855	8,889,574
Total	652,579	339,419	314,534	18,980,701	20,287,233

(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

As of December 31, 2017

Issuer	Less than a year	1 to 3 years	3 to 5 years	more than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds (1)	-	-	163,778	2,410,209	2,573,987
Ordinary bonds	-	-	802	2,672,712	2,673,514
Foreign currency
Subordinated bonds (1)	-	-	-	6,156,094	6,156,094
Ordinary bonds	535,020	758,879	44,740	6,906,480	8,245,119
Total	535,020	758,879	209,320	18,145,495	19,648,714

(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2018	December 31, 2017
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	2,854,161	2,352,801
More than twelve months after the reporting period	17,433,072	17,295,913
Total	20,287,233	19,648,714

As of December 31, 2018 and 2017, there were no covenants linked to the aforementioned securities in issue, nor were any of these instruments past due by the Bank in relation to its financial obligations.

Green Bonds Offering

On July 18, 2018 Bancolombia S.A. completed the offering of ordinary bonds in an aggregate principal amount of COP 300,000 million with a term of 3 and 5 years and a rate of IPC + 2.60% and ICP +2.95%, respectively. The bonds are referred to as Green Bonds because the proceeds from the offering will be used to finance sustainability projects to combat the climate changes, associated with renewable energies and sustainable constructions.

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

During the transaction, the Bank maintained a third party financial entity as a principal, which was responsible for the execution of the transfer and the exchange. In this regard the Bank has recognized as non-extinguishment the modification of the debt instruments in issue corresponding to a portion of the Notes due 2020 and Notes due 2022. The fees associated with the modified debt instruments amounted to USD 4,303 and, along with the unamortized premium or discount amounted to USD 11,233, were amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instruments using the interest method.

For information related with the disclosures of fair value of the debt securities in issued, see Note 29 Fair value of assets and liabilities.

NOTE 18. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit plans:

Post-employment and long-term benefit plans	December 31, 2018	December 31, 2017
In millions of COP
Defined benefit pension plan	128,246	131,589
Severance obligation	30,732	38,041
Retirement Pension Premium Plan and Senior Management Pension Plan Premium	120,966	119,526
Other long term benefits	439,321	408,245
Post-employment and long-term benefit plans	719,265	697,401

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

Short-term employment benefit plans recognized in the Statement of Financial Position in the line “Other liabilities” consist of the following:

Other employment benefit plans	December 31, 2018	December 31, 2017
In millions of COP
Current severance obligation(1)	113,654	106,334
Other bonuses and short-term benefits	351,697	336,285
Other employment benefit plans	465,351	442,619

(1)	See severance obligation

As of December 31, 2016, the amount recognized through Profit and Losses, due to benefit employee plans' current service cost and interest cost, was COP 165,577; on the other hand, COP 14,482 was recognized through other comprehensive income as a result of the net actuarial gain or loss due to change in assumptions, demographic experience and foreign currency translation effect.

Bonuses and short-term benefits

As of December 31, 2018 and 2017, the amounts of COP 351,697 and COP 336,285, respectively, were recognized by the Bank as bonuses related to private agreements in connection with the employees' variable compensation.

Post-employment benefits

Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2018 and 2017 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2018, 644 participants were covered by this plan, and as of December 2017, 671 participants.

For purposes of the projected assessment of the pension plan obligation, in the absence of a deep market of high quality corporate debt, the sovereign bond curve of the Colombian Government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the Consolidated Statement of Income as “Salaries and employee benefits”, and includes the interest costs and cost of current service.

Unfunded defined benefit pension plan of the Parent Company	2018	2017
In millions of COP
Present value of the obligation as of January 1	125,480	123,282
Interest cost	7,547	8,117
Benefits paid	(11,795)	(11,553)
Net actuarial (gain) / loss due to changes in demographic assumptions	(2,220)	2,216
Net actuarial (gain) / loss due to plan experience	3,371	3,418
Defined obligation, unfunded as of December 31	122,383	125,480

Panama

The pension plan for Banistmo and its subsidiaries provides for defined benefits based on average salary paid during the most recent 120 months before retirement and years of service of certain employees entitled to receive the benefits. The pension benefit vests after 10 years of service. As of December 31, 2018 and 2017, there were 60 participants (30 participants with deferred benefits and 30 participants receiving benefits), and 62 participants (31 participants with deferred benefits and 31 participants receiving benefits), respectively:

Funded defined benefit pension plan of Banistmo	2018	2017
In millions of COP
Present value of the obligation as of January 1	6,109	6,649
Interest cost	177	198
Actuarial (gain)/loss – experience	(536)	68
Actuarial (gain)/loss - financial assumptions	46	61
Benefits paid from plan assets	(405)	(825)
Foreign currency translation effect	472	(42)
Defined obligation, unfunded as of December 31	5,863	6,109

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

As of December 2018 and 2017, 453 and 572 participants respectively, were covered by this plan.

The balances recognized in the Statement of Financial Position are listed below:

Defined benefit severance obligation plan	2018	2017
In millions of COP
Present value of the obligation as of January 1	38,041	51,289
Current cost of service	1,598	2,562
Interest cost	2,333	3,419
Benefits paid	(11,586)	(11,298)
Net actuarial loss/ (gain) due to assumption changes and plan experience	346	(7,931)
Defined obligation, unfunded as of December 31	30,732	38,041
Current severance regimen	113,654	106,334
Total severance	144,386	144,375

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

On the other hand, the Bank has established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-time payment on their retirement date based on the number of years of service to the organization.

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2018 and 2017, there were 2,837 and 2,940 participants respectively, covered by the plan.

Since 2018, Banagrícola S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-time payment on their retirement date, death or disability based on the number of years of service to the organization. As of December 31, 2018 there was 1 participant covered by the plan.

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

Panama

Since 2018, Banistmo S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-time payment on their retirement date, death or disability based on the number of years of service to the organization. As of December 31, 2018 there was 1 participant covered by the plan.

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan and Senior Management Pension Plan Premium	2018	2017
In millions of COP
Present value of the obligation as of January 1	119,526	105,158
Current service cost	8,294	7,294
Interest cost	7,391	6,881
Benefits paid	(6,590)	(1,224)
First time application effect of IAS 19 to new defined benefit obligation of Transportempo at December 31, 2017(1)	-	237
First time application effect of IAS 19 to new defined benefit obligation of Banistmo at December 31, 2018(2)	2,479	-
First time application effect of IAS 19 to new defined benefit obligation of Banagrícola at December 31, 2018(3)	821	-
Net actuarial (gain) / loss due to assumption changes and plan experience (4)	(11,272)	1,195
Foreign currency translation effect	317	(15)
Defined obligation, unfunded as of December 31	120,966	119,526

(1)	Pursuant to a private agreement reached between Transportempo and its employees, the Bank’s subsidiary has decided to recognize a new employee benefit plan based on the employees’ seniority and their current salary at the moment when the service is vested.
(2)	Banistmo S.A has decided to recognize a new employee benefit plan for its senior management executives based on the number of years of service to the organization.
(3)	Banagrícola S.A has decided to recognize a new employee benefit plan for its senior management executives based on the number of years of service to the organization.
(4)	The increase in actuarial gains from experience adjustment is mainly due to a greater than expected reduction in the number of the Bank’s participants in the pension premium plan during the yaer ended as of December 31, 2018

Other long term benefits

In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2018 and December 31, 2017, the reconciliation of the other long term benefits is set below:

Other long term benefits	2018	2017
In millions of COP
Present value of the obligation as of January 1	408,245	364,424
Current service cost	41,512	37,433
Interest cost	26,152	26,329
Benefits paid	(45,104)	(38,671)
Unfunded benefit obligation assumed for Grupo Agromercantil at December 31, 2017 (1)	-	340
First time application effect of IAS 19 to new defined benefit obligation of Renting at December 31, 2017(2)	-	614
Loss due to assumption changes and plan experience	4,360	16,893
Foreign currency translation effect	4,156	883
Defined obligation, unfunded as of December 31	439,321	408,245

(1)	Former employees have been incorporated again in the Company’s payroll due to the private agreement reached between Comamesa (a Guatemalan subsidiary of Grupo Agromercantil and Serviva (security supplier).
(2)	Pursuant to a private agreement reached between Renting and its employees, the Bank’s subsidiary has decided to recognize a new employee benefit plan based on the employees’ seniority and their current salary at the moment when the service is vested.

Plan Assets

Colombia

As of December 2018, the Bank established an asset plan to secure the benefits promised in the Senior Management Pension Plan Premium. The contributions made to the assets plan managed by the Fondo de Pensiones Protección S.A., will be invested 100% in the accumulation stage in the Balanced Growth portfolio, which will remain in the announced portfolio until 5 years before the pension age. (Currently, 57 years old for women and 62 years old for men). At that moment, 100% of the contributions will be transferred to the Conservative Balanced portfolio.

The plan assets’ fair value as of December 31, 2018 is as follow:

Bancolombia's asset plan	2018	2017
In millions of COP
Retirement Pension Premium Plan	32,252	-
Total	32,252	-

	2018	2017
In millions of COP
Fair value of assets as of January 1,		-
Employer contributions	32,252	-
Fair value assets at the end of the year	32,252	-

Banistmo

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

The components of the periodic net cost of the plans previously mentioned and the total of charges (credits) recognized in the Consolidated Statement of Income are as follows:

Banistmo asset plan	December 31, 2018	December 31, 2017
In millions of COP
Employee pension plan	4,884	4,765
Total	4,884	4,765

The following table details the change in plan assets:

	2018	2017
In millions of COP
Fair value of assets as of January 1	4,765	5,565
Interest income on plan assets	161	123
Return on plan assets greater/(less) than discount rate	(33)	(58)
Benefits paid	(405)	(825)
Foreign currency translation effect	396	(40)
Fair value assets as of December 31	4,884	4,765

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the Consolidated Statement of Income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2018	2017
In millions of COP
Pension	182,991	171,713
Current severance regimen	57,130	54,510
Total	240,121	226,223

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2018	December 31, 2017
Discount rate	6.90%	6.60%
Rate of wage increase	5.70%	7.00%
Projected inflation	3.40%	4.00%

Bancolombia Panama

Main projected assumptions	December 31, 2018	December 31, 2017
Discount rate	4.00%	3.00%
Rate of wage increase	2.00%	3.00%
Projected inflation	1.00%	2.00%

Banistmo

Main projected assumptions	December 31, 2018	December 31, 2017
Discount rate	4.00%	3.00%
Expected long-term rate of return on plan assets	2.30%	2.10%
Rate of wage increase	3.00%	3.00%

El Salvador

Main projected assumptions	December 31, 2018	December 31, 2017
Discount rate	4.10%	3.60%
Rate of wage increase	2.50%	2.50%
Projected inflation	1.50%	1.50%

Guatemala

Main projected assumptions	December 31, 2018	December 31, 2017
Discount rate	8.20%	8.20%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%

In 2018, the assumption of mortality used in the preparation of the assessment of the estimated liabilities is based on tables RP-2000, CSO-80 and RV-08, which reflect average ages of mortality from 32-75 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2018 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

The nature of the risks related to the obligations aforementioned are summarized below:

Investment risk	The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks
Interest rate risks	A reduction of the bond interest rates will increase the obligation of the plan
Longevity risk	The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation
Salary risk	The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants' wages will increase the obligation of the plan

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2019	12,741	58,498
2020	12,820	52,205
2021	12,819	60,941
2022	12,723	67,609
2023	12,556	65,015
2024 to 2028	58,018	319,002

Sensitivity analysis

Defined Benefit Obligations (DBO) was calculated using the Projected Unit Credit method. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions and regulations, or as resulting from future gains and losses.

Pension plan Bancolombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(4,342)
Discount rate	6.40%	0.50% decrease	4,649
Salary increases	4.00%	0.50% increase	5,065
Salary increases	3.00%	0.50% decrease	(4,763)
Mortality Table	RV-08 ("Rentistas Validos")	One year increase in life expectancy	4,966

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(4,815)
Discount rate	6.40%	0.50% decrease	5,318
Salary increases	6.50%	0.50% increase	5,370
Salary increases	5.50%	0.50% decrease	(4,922)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(755)
Discount rate	6.40%	0.50% decrease	787
Salary increases	6.50%	0.50% increase	1,785
Salary increases	5.50%	0.50% decrease	(1,734)

Senior Management Pension Plan Premium Bancolombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(913)
Discount rate	6.40%	0.50% decrease	959
Salary increases	6.50%	0.50% increase	956
Salary increases	5.50%	0.50% decrease	(919)

Senior Management Pension Plan Premium Banagricola

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	4.60%	0.50% increase	(26)
Discount rate	3.60%	0.50% decrease	27
Salary increases	3.00%	0.50% increase	27
Salary increases	2.00%	0.50% decrease	(26)

Senior Management Pension Plan Premium Banistmo

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	4.50%	0.50% increase	(90)
Discount rate	3.50%	0.50% decrease	95
Salary increases	3.50%	0.50% increase	94
Salary increases	2.50%	0.50% decrease	(91)

Pension Plan Banistmo

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	4.50%	0.50% increase	(261)
Discount rate	3.50%	0.50% decrease	283
Mortality Table	RP-2000	One year increase in life expectancy	182

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(11,938)
Discount rate	6.40%	0.50% decrease	12,762
Salary increases	6.50%	0.50% increase	12,800
Salary increases	5.50%	0.50% decrease	(12,084)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	4.60%	0.50% increase	(656)
Discount rate	3.60%	0.50% decrease	712
Salary increases	3.00%	0.50% increase	112
Salary increases	2.00%	0.50% decrease	(145)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.70%	0.50% increase	(24,380)
Discount rate	7.70%	0.50% decrease	29,625
Salary increases	5.50%	0.50% increase	28,711
Salary increases	4.50%	0.50% decrease	(25,119)
Mortality Table	RP-2000	One year increase in life expectancy	27,661

NOTE 19. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2018	December 31, 2017
In millions of COP
Payables	1,638,010	1,838,806
Suppliers	1,386,809	1,254,484
Advances (1)	1,043,611	393,007
Collection services	884,805	377,288
Employee benefits and bonuses (2)	351,697	336,285
Security contributions	341,872	356,498
Dividends (3)	267,468	16,182
Salaries and other labor obligations	265,337	245,369
Advances in leasing operations and loans	133,377	171,421
Liabilities from contracts with customers (4)	75,845	118,857
Provisions (5)	63,474	84,294
Deferred interests	44,598	84,824
Other (6)	271,350	519,167
Total	6,768,253	5,796,482

(1)	For the year 2018 and 2017 advances includes the amount received by the Bank in balances related to insurance operations amounting to COP 67,136 and COP 54,967, respectively, balances held by court order amounting to COP 62,861 and COP 50,152, respectively, gain on derivatives first day valuation amounting to COP 55,573 and COP 39,706, respectively, excess cash amounting to COP 5,161 and COP 9,012, respectively and balances of credit cards charges pending to be applied amounting to COP 7,214 and COP 10,116. Additionally, for the year 2018, the line includes guaranteed deposits for capital market transactions in foreign currency for COP 459,966.
(2)	For further information related to other employee benefit plans, see Note 18 "Employees benefit plans".
(3)	The increase is due to the last installement payment effective for the dividends approved by the annual shareholders’ meeting that took place in 2018.
(4)	See Note. 24.3 " Fees and commissions"
(5)	See Note 20 "Provisions and contingent’s liabilities".
(6)	For further information see Note 11 “Income tax”

NOTE 20. PROVISIONS AND CONTINGENT LIABILITIES

20.1	Provisions

The following tables show the detail of the provisions:

As of December 31, 2018

	Judicial proceedings	Administrative proceedings	Financial guarantees(1)	loan commitments(1)	Onerous contracts	Total
In millions of COP
Balance at December 31, 2017	30,412	1,592	52,290	99,500	-	183,794
Effect of adoption of IFRS 9	-	-	(3,215)	(8,574)	-	(11,789)
Balance at January 1, 2018	30,412	1,592	49,075	90,926	-	172,005
Additions recognized in the year	22,281	7,272	7,708	21,922	2,759	61,942
Provisions used during the period	(6,489)	-	(5)	-	-	(6,494)
Provisions reversed during the period	(10,177)	(8,395)	(33,686)	(13,713)	-	(65,971)
Foreign currency translation adjustment	606	-	8	5,424	274	6,312
Effect of discounted cash flows	239	-	-	-	-	239
Final balance at December 31, 2018	36,872	469	23,100	104,559	3,033	168,033

(1)	The provisions for financial guarantees and loan commitments as of December 31, 2018 were estimated according to the expected credit losses methodology required by IFRS 9, on the other hand, the estimations for the year ended as of December 31, 2017 were computed under IAS 39, therefore both amounts are not comparable. For further information see Note 32 Impacts on application of new standards.

As of December 31, 2017

	Judicial proceedings	Administrative proceedings	Financial guarantees	loan commitments	Total
In millions of COP
Balance at January 1, 2017	29,135	1,312	77,366	100,748	208,561
Additions recognized in the year	23,396	302	55,539	27,198	106,435
Provisions used during the period	(10,623)	-	-	-	(10,623)
Provisions reversed during the period	(11,504)	-	(80,615)	(28,127)	(120,246)
Foreign currency translation adjustment	(90)	-	-	(319)	(409)
Effect of discounted cash flows	98	(22)	-	-	76
Balance at December 31, 2017	30,412	1,592	52,290	99,500	183,794

The following explains the significant changes in the provisions of financial guarantees and loan commitments during period at December 31, 2018 which were estimated using the expected credit loss model required by IFRS 9 (2014):

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2018	125,189	14,502	310	140,001
Net remeasurement of loss allowance	(24,851)	3,239	17,602	(4,010)
Transfer 12-month ECL	(16,727)	(20,644)	(3,528)	(40,899)
Transfer Lifetime ECL not credit-impaired	(5,216)	33,702	(7,769)	20,717
Transfer Lifetime ECL credit-impaired	(2,908)	(9,819)	28,899	16,172
Provisions used during the period	28,360	988	6,741	36,089
Provisions reversed during the period	(20,459)	(4,757)	(24,637)	(49,853)
Translation adjustment	4,515	918	(1)	5,432
Balance at December 31, 2018	112,754	14,890	15	127,659

Judicial proceedings

The judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments that will be made by these processes will not generate significant losses in addition to the provisions recognized as of December 31, 2018 and 2017, the Bank does not expect to obtain any kind of reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose.

Administrative proceedings

During 2018 equity tax provisions for the year 2011 were reversed. Administrative proceedings provisions as of December 31, 2018 refers to success fees on the processes in tax litigation conducted by legal advisors.

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

As of December 31, 2018

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	303,308
Guarantees greater than 1 month and up to 3 months	780,103
Guarantees greater than 3 months and up to 1 year	2,287,434
Guarantees greater than 1 year and up to 3 years	1,426,992
Guarantees greater than 3 year and up to 5 years	277,710
Guarantees greater than 5 years	177,828
Total	5,253,375

As of December 31, 2017

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	960,268
Guarantees greater than 1 month and up to 3 months	1,230,687
Guarantees greater than 3 months and up to 1 year	2,946,250
Guarantees greater than 1 year and up to 3 years	1,224,061
Guarantees greater than 3 year and up to 5 years	149,238
Guarantees greater than 5 years	191,139
Total	6,701,643

The total amount outstanding is the maximum potential payments which represent a “worst-case scenario”, and do not reflect expected results.

Loan commitments

In order to meet the needs of its customers, the Bank issues loan commitments, letters of credit and bank guarantees. Loan commitments are those approved irrevocable loans, in which, despite having acquired a commitment to grant them, due to the contract or agreement or for any other reason they are still pending disbursement.

Onerous contracts

For the Bank an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

20.2	Contingent liabilities

The contingencies with a claimed amount higher than USD 5,000 by claimed amount against the Bank, with significant importance to be disclosed in notes to the financial statements as of December 31, 2018 are presented below:

BANCOLOMBIA

Constitutional Public Interest Action (“Acción Popular”) of Carlos Julio Aguilar, et al.

This constitutional public interest action (“Acción Popular”) was filed by the plaintiff arguing that the restructuring of the Departamento del Valle’s financial obligations and the performance plan executed, allegedly violates the collective rights of the public administration’s morality and of the public funds of the Departamento del Valle.

This action was on hold due to its merger with the constitutional public interest action filed by Carlos Aponte against various financial institutions. As of December 31, 2018, such proceeding is in the evidentiary stage, specifically in the practice of the expert opinion and no provisions have been made.

Fiscal Responsibility Lawsuit (“Proceso de responsabilidad fiscal”) between Contraloría Departamental de Cundinamarca vs. GEHS, Bancolombia, et al.

The Wastewater Treatments Plant Chía I Delicias Sur of the Municipality of Chía’s development was defined through a leasing agreement entered on September 28, 2015 by and between the Municipality of Chia (tenant) and Bancolombia S.A., valued at USD 5,846. The object of such agreement was the financing of the project, optimization, design and construction of the wastewater treatment plant PTAR Chía I Delicias Sur; as of December 31, 2018, the agreement was in the stage of advances (with payment of interest on the disbursements made to the supplier), which refers to the contractual stage in which they are delivered resources for the execution of the project in advance of the final payment. The current Mayor of the Municipality of Chía has conveyed anomalies he has found in the execution of the aforementioned project and, as a consequence of the aforementioned anomalies detected, the Contraloría de Cundinamarca initiated a fiscal responsibility lawsuit for an alleged patrimonial detriment in public funds of the amount of USD 5,846 against GEHS Global Environment and Health Solutions of Colombia (provider), Guillermo Varela Romero, Rafael Antonio Ballesteros Gómez, Luis Alejandro Prieto González and Bancolombia S.A.

As of December 31, 2018, the fiscal responsibility lawsuit is in the evidentiary stage and has a provision of USD 1,126.

DIAN

The authority on taxes of Colombia Dirección de Impuestos y Aduanas (DIAN) imposed a sanction to Bancolombia for the amount of USD 6,101, for the alleged breach of the tax collection agreement, originated in recording errors, extemporaneity and delivery of documents. Bancolombia filed an appeal for a reconsideration of the sanction resolution. As of December 31, 2018, the process is pending for the DIAN to resolve said appeal for reconsideration filed by the Bank,

As of December 31, 2018, the process has a provision of USD 1127.

Bancolombia´s Judicial Litigations concluded during 2018

The following contingencies listed below are contingencies reported as of December 31, 2017 that were concluded in the Bank’s favor as of December 31, 2018:

Case/Procedure	Amount	Termination/Decision
Miles of USD
Revocatory Action claim by Interbolsa S.A. Comisionista de Bolsa vs. Bancolombia	4,308	In Bancolombia’s favor

BANITSMO

Ordinary claim filed by Melenao Mora and Said Diaz:

The plaintiffs claim the payment of the costs of the material and moral damages resulting from a criminal proceeding filed by Banistmo (28-10-2004) against them for alleged criminal acts that caused damage to the bank because of the issuance of credit lines to enterprises where they figured as legal representatives.

The plaintiffs seek the payment of material and moral damages which according to their valuation amounts to USD 20,000. As of December 31, 2018 the claim is pending of the first instance judgment. The external counsel has labeled this contingency as remote.

Ordinary claim filed by Deniss Rafael Perez Perozo, Carlos Pérez Leal and others.

Promotora Terramar (a HSBC client) received USD 299 in payments through Visa Gift Cards issued by U.S Bank, as partial payment for two apartments in Panama City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity promoted by Promotora Terramar, when a deposit monitoring alert was activated due to the high number of cards with the same BIN and Bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC held from Promotora Terramar´s accounts USD 287; nevertheless, after further investigations the money was refunded.

The plaintiffs' claim a compensation of the material and moral damages caused, which according to their valuation amounts to USD 5,252. As of December 31, 2018, the process is suspended and pending of taking of evidence stage. Our external counsel has labeled this contingency as remote.

BANCO AGRÍCOLA

The authority on taxes of El Salvador, in accordance with the resolution of October 2018, determined that Banco Agrícola failed to pay and declare income taxes related to fiscal year 2014 for a total of USD 11,116 and the corresponding sanction.

The Bank filed an appeal. In the Bank´s opinion, the General Directorate of Internal Tax made some fact and law errors.

ARRENDADORA FINANCIERA S.A. ARFINSA SUBSIDIARY OF BANCO AGRÍCOLA

Corporación de Alimentos S.A. de CV

The plaintiffs claim alleged damages derived from funds wrongfully delivered to third parties that were not entitled to receiving said funds. The claim seeks USD 6,454. As of December 31, 2018 the process is in its taking of evidence stage. The external counsel has labeled this contingency as remote.

BANCO AGROMERCANTIL

Superintendencia de Administración Tributaria

The Superintendence of Tax Administration of Guatemala (STA) contested the income tax return corresponding to the year 2014 and demanded an adjustment from the Bank valued in USD 6,752. The Bank disagrees with the STA´s adjustment and initiated a judicial proceeding against the STA asking the court to declare the illegality of the adjustment. As of December 31, 2018, the plaintiff’s claim had been admitted and was awaiting a response from TSA.

Dany Ward Mcnab Valladares

The plaintiff´s claim is the annulment of non- recourse debts that were made in favor of BAM and Mercom Bank by North Shore Development Company, S.A. and the recognition of damages. The action is based on the fact that North Shore Development Company, S.A., when giving the assets in payment, was left without enough equity to respond for an obligation in the plaintiff´s favor for US 21,175. The claim was defended in August 2018. The external counsel has labeled this contingency as remote.

NOTE 21. CAPITAL

The subscribed and paid-in capital is the following:

	December 31, 2018	December 31, 2017
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value)	480,914	480,914

Dividends declared

The declaration, amount and payment of dividends are based on Bancolombia S.A.’s unconsolidated net income. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50.00% of its annual net income or 70.00% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of 78.00% of the shares present at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared.

The payment of dividends must be made in cash during the next year since the date when the Annual Meeting takes place and for all the stockholders. If the payment is made in the Bank's own equity securities instead of cash, that situation has to be approved by the 80.00% of the subscribed common shareholders and the 80.00% of the subscribed preferred shares.

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

Dividends declared with respect to net income earned in:	Cash dividends per share (Stated in COP)
2018	1,092
2017	1,020
2016	950
2015	888
2014	830
2013	776

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

NOTE 22. APPROPRIATED RESERVES

As of December 31, 2018 and December 31, 2017 the appropriated retained earnings consist of the following

Concept	December 31, 2018	December 31, 2017
In millions of COP
Appropriation of net income (1)	9,312,009	8,709,922
For Fiscal provisions (2)	276,640	196,318
Others	153,125	138,915
Total Appropiated reserves	9,741,774	9,045,155

(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)	Pursuant to Article 130 of Tax Statute, a non-distributable reserve to the shareholders must be established for the 70% of the diference between the accounting and the tax depreciation, when the tax depreciation is greater than the accounting depreciation.

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

As of December 31, 2018

	Securitisations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,969,887	128,257,719	130,227,606
The Bank’s interest-assets
Investments at fair value through profit or loss	196,927	-	196,927
Investments at fair value through other comprehensive income	209,164	-	209,164
Loans and advances to customers	-	5,417,235	5,417,235
Total assets in relation to The Bank’s interests in the unconsolidated structured entities	406,091	5,417,235	5,823,326
The Bank’s maximum exposure	406,091	5,417,235	5,823,326

As of December 31, 2017

	Securitisations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	2,110,967	120,320,401	122,431,368
The Bank’s interest-assets
Investments at fair value through profit or loss	252,881	-	252,881
Investments at fair value through other comprehensive income	187,471	-	187,471
Loans and advances to customers	-	3,626,152	3,626,152
Total assets in relation to The Bank’s interests in the unconsolidated structured entities	440,352	3,626,152	4,066,504
The Bank’s maximum exposure	440,352	3,626,152	4,066,504

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

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
In millions of COP
Debt investments, net	129,017	159,890	163,311
Net gains from investment activities at fair value through income statement
Debt investments	472,357	699,841	579,403
Derivatives	(22,575)	(61,667)	(4,750)
Spot transactions	(13,734)	3,517	(22,831)
Repos	(51,438)	(116,268)	(7,638)
Total net gains from investment activities at fair value through profit and loss	384,610	525,423	544,184
Total Interest on investment securities	513,627	685,313	707,495

24.2.	Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
	In millions of COP
Deposits	(3,852,061)	(4,279,316)	(3,878,528)
Debt instruments in issue	(1,139,456)	(1,191,000)	(1,335,192)
Financial borrowings	(583,321)	(672,472)	(723,385)
Preferred shares	(58,714)	(58,714)	(58,714)
Borrowings from other financial institutions	(18,134)	(15,860)	(6,345)
Other interest	(18,530)	(15,624)	(50,936)
Interest expenses	(5,670,216)	(6,232,986)	(6,053,100)

Net interest income includes interest earned on loans, ‘repos’ and investments less interest beared on deposits by customers, debt securities in issued, borrowing from other financial institutions and ‘repos’. At December 31, 2018, 2017 and 2016 net interest income amounted to COP 10,541,522, COP 10,584,976, and COP 9,818,313 respectively.

24.3	Fees and commissions

The Bank has elected to present the income from contracts with costumes as an element in a line named “Fees and commissions income” in the consolidated statement of income separated from the other income sources.

The information contained in this section about the fees and commission’s income presents information on the nature, amount, timing and uncertainty of the income from ordinary activities which arise from a contract with a customer under the regulatory framework of IFRS 15 Revenue from Ordinary activities from Contracts with Customers.

In the following table, the description of the principle activities through which the Bank generates revenue from contracts with customers is presented:

Fees and Commissions	Description
Banking services	Banking Services are related to commissions from the use of digital or physical channels or once the customer makes a transaction. The performance obligation is fulfilled once the payment is delivered to its beneficiary and the proof of receipt of the payment is sent, in that moment, the collection of the commission charged to the customer is generated, which is a fixed amount. The commitment is satisfied during the entire validity of the contract with the customer. The Bank acts as principal.
Credit and debit card fees

In debit card product contracts, it is identified that the price assigned to the services promised by the Bank to the customers is fixed. Given that no financing component exists, it is established on the basis of the national and international interbank rate. Additionally, the product charges to the customers commissions for handling fees, at a determined time and with a fixed rate.

For Credit Cards, the commissions are the handling fees and depend on the card franchise. The commitment is satisfied in so far that the customer has capacity available on the card.

Other revenue received by the (issuer) credit card product, is advance commission; this revenue is the charge generated each time the customer makes a national or international advance, at owned or non-owned ATMs, or through a physical branch. The banking exchange rate is a revenue for the Issuing Bank of the credit card for the services provided to the business for the transaction effected at the point of sale. The commission is accrued and collected immediately at the establishment and has a fixed amount.

In the credit cards product there is a customer loyalty program, in which points are awarded for each transaction made by the customer in a retail establishment. The program is administrated by a third party who assumes the inventory and claims risks, for which it acts as agent. The Bank, recognized it as a lower value of the revenue from the banking exchange rate.

The rights and obligations of each party in respect of the goods and services for transfer are clearly identified, the payment terms are explicit, and it is probable, that is it takes into consideration the capacity of the customer and the intention of having to pay the consideration at termination to those entitled to change the transferred goods or services. The revenue is recognized at a point in time: the Bank satisfies the performance obligation when the “control” of the goods or services was transferred to the customers.

Deposits	Deposits are related to the services generated from the offices network of the Bank once a customer makes a transaction. The Bank generally commits to maintain active channels for the products that the customer has with the Bank, with the purpose of making payments and transfers, sending statements and making transactions in general. The commissions are deducted from the deposit account, and they are incurred at a point in time. The Bank acts as principal.
Electronic services and ATMs	Revenue received from electronic services and ATMs arises through the provision of services so that the customers may make required transactions, and which are enabled by the Bank. These include online and real-time payments by the customers of the Bank holding a checking or savings accounts, with a debit or credit card for the products and services that the customer offers. Each transaction has a single price, for a single service. The provision of collection services or other different services provided by the Bank, through electronic equipment, generate consideration chargeable to the customer established contractually by the bank as a fee. The Bank acts as principal and the revenueis recognized at a point in time.
Brokerage	Brokerage is a group of services for the negotiation and administration of operations for purchasing fixed revenue securities, equities and operations with derivatives in its own name, but on the account of others. The performance obligations are fulfilled at a point in time when the commission agent in making its best effort can execute the business entrusted by the customer in the best conditions. The performance obligations are considered satisfied once the service stipulated in the contract is fulfilled, as consideration fixed, or variable payments are agreed, depending on the service. It acts generally as principle and in some special cases as agent

Remittance

Revenue for remittance is received as consideration for the commitment established by the Bank to pay remittances sent by the remitting companies to the beneficiaries of the same. The commitment is satisfied at a point in time to the extent that the remittance is paid to the beneficiary.

The price is fixed, but may vary in accordance to the transferred amount, due to the operation being dependent on the volume of operations generated and the transaction type. There is no component of financing, nor the right to receive consideration dependent on the occurrence or not of a future event.

Acceptances, Guarantees and Standby Letters of Credit	Banking Service from acceptances, guarantees and standby letters of credit which are not part of the portfolio of the Bank. There exist different performance obligations; the satisfaction of performance obligations occurs when the service is given to the customer The consideration in these types of contracts may include fixed amounts, variable amounts, or both, and the Bank acts as principal. The revenue is recognized at a point in time.
Trust	Revenue related to Trust are received from the administration of the customer resources in the business of investment trusts, property trusts, management trusts, guarantee trusts, for the resources of the general social security system, Collective portfolios and Private Equity Funds (PEF). The commitments are established in contracts independently and in an explicit manner, and the services provided by the Bank are not inter-related between the contracts. The performance obligation corresponds to performing the best management in terms of the services to be provided in relation to trust characteristics, thus fixed and variable prices are established depending on the complexity of the business, similarly, revenues are recognized throughout or at a determined time, in all the established businesses it acts as principal.
Securities brokerage	Valores Bancolombia makes available its commercial strength for the deposit, reinvestment of resources through financial instruments to the issuing company. It receives a payment for deposits made. The commitment of the contract is satisfied to the extent that the resources requested by the issuer are obtained through the distribution desks of Valores Bancolombia. The collection is made monthly. It is established that Valores Bancolombia may undertake collection of these commissions at the end of the month through a collection account charged to the issuer, acting as principal.
Bancassurance	The Bank receives a commission for collecting insurance premiums at a determined time and for permitting the use of its network to sell the insurances of different insurance companies over a period of time. The Bank in these bancassurance contracts acts as agent (intermediary between the customer and the insurance company), since it is the insurance company which assumes the risks, and which handles the complaints and claims of the customers inherent in each insurance. Therefore, the insurance company acts as principal before the customer. The prices agreed in bancassurance are defined as a percentage on the value of the policy premiums, the payment shall be tied to the premiums collected, sold or taken for the case of employees’ insurance. The aforementioned then means that the price is variable, since, the revenue will depend on the quantity of policies or calculations made by the insurance companies.
Collections	The Bank acting as principal, commits to collect outstanding invoices receivable by the collecting customers through the different channels offered by the bank, send the information of the collections made and credit the money to the savings or checking account defined by the collecting customer. The commitment is satisfied at a point in time to the extent that the money is collected by the different channels, the information of the said collections is delivered appropriately, and the resources are credited in real-time to the account agreed with the customer. For the service, the Bank receives a fixed payment, which is received for each transaction once the contract is in effect.

Services

These are the maintenance services performed on the fleet owned by the customers, these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 4% and 12% depending on the customer.

The contract is written, is based on a framework contract which is held between the customers which contains the general terms of negotiation, the payment terms are generally 30 days after generating the invoice. The revenue is recognized at the time in which the service is provided. There is no financing nor sanctions for early cancellations.

In logistic operation services the contract is written, with a defined duration, and details the rights and obligations of the parties. In general terms, the Bank commits to provide to customers merchandise transport services, which includes the driver, fuel, maintenance, tolls and other elements required to carry out the routes requested by the customer. Once the trip is finished, the price is variable and is determined by the average cost per route, which is updated at the start of the year. At the end of the month an adjustment is made to this price, with the actual costs incurred in the operation, such as the fuel, tolls, handling, maintenance, administrative expenses, among others.

To view the details of the balance, refer to line ‘Services’ in note 24.4 Other operational Income

Gains on sale of assets

These are the revenue from the sale of assets, which the sale value is higher than the book value recorded in the accounts, the difference generates these profits. The recognition of the revenue is at a point in time once the sale is realized. The Bank acts as principal in this type of transactions and the price is determined by the market value of the asset being sold.

To view the details of the balance, refer to line ‘Gain on sale of assets’ in note 24.4 Other operational Income

Investment Banking

Investment Banking offers to customer’s financial advisory services in the structuring of businesses in accordance to the needs of each one of them. The advisory services consist in realizing a financial structuring of a credit or bond in which the Investment Bank offers the elements so that the company decides the best option for structuring the instrument. In the financial advisory contract, a best efforts clause is included.

The promises given to the customers are established in the contracts independently and explicitly. The services provided by the Invesment Bank are not interrelated between the contracts, correspond to the independent advice agreed and do not include additional services in the commission agreed with the customer. The advisory services offered in each one of the contracts are identifiable separately from the other performance commitments that the Investment Bank may have with the customers. The Investment Bank does not have a standard contract for the provision of advisory services, given than each contract is tailored to the customer’s needs.

The transaction price is defined at the start of the contract and is assigned to each service provided independently. The price contains a fixed and a variable portion which is provided in the contracts. The variation depends on the placement amount for the case of a financial structuring contract and coordination of the issuance and conditions of the same. In these operations Banca de Inversion Bancolombia provides advice to the customers and the price shall depend at times on the success and amount of the operation. In the contracts subject to evaluation there are no incremental costs associated with the satisfaction of the commitments of the Bank with the customers provided for.

In the contracts signed with the customers, a penalty clause is established in case of a customer withdrawing from continuing with the provision of the services established in the commercial offer. The penalty shall be recognized in the financial statements once the Investment Bank is notified on the withdrawal under the concept of charges for early termination of the contract.

In accordance with IFRS 15, the tables below disaggregate in more detail than disclosed in the Bank’s annual report in 2017, revenue from contracts with customers, considering the nature of the services offered by the Bank and the information regularly reviewed by the chief operating decision maker.

The Bank presents the information on revenue from contracts with customers in accordance with its operating segments defined earlier in Note 3 Operating Segments for each of the principal services offered.

The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers as at December 31, 2018, 2017 and 2016:

As of December 31, 2018

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes(1)	Total after eliminations
Revenue from contracts with customers
Fees and Commissions
Banking services	370,671	66,569	85,615	39,610	-	-	-	12,783	-	575,248	-	575,248
Credit and debit card fees and commercial estabilshments	1,258,047	185,466	97,163	66,731	-	-	-	3,707	-	1,611,114	-	1,611,114
Brokerage	-	7,033	-	29	-	-	20,012	-	-	27,074	-	27,074
Acceptances, Guarantees and Standby Letters of Credit	33,313	15,352	4,749	3,055	-	-	-	897	-	57,366	-	57,366
Trust	-	8,184	1,411	645	313,886	-	81,502	37	104	405,769	-	405,769
Securities brokerage	-	1,200	1,212	-	-	20,262	9,530	-	-	32,204	-	32,204
Bancassurance	495,232	28,466	112	-	-	-	-	-	-	523,810	-	523,810
Payment and collections	559,139	-	-	4,084	-	-	-	-	-	563,223	-	563,223
Others	124,900	492	36,852	27,099	22	9	2,926	3,416	2,884	198,600	(149)	198,451
Total revenue from contracts with customers(1)	2,841,302	312,762	227,114	141,253	313,908	20,271	113,970	20,840	2,988	3,994,408	(149)	3,994,259

(1)	For further information about composition of Bank’ segments see Note 3

As of December 31, 2017

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes	Total after eliminations
Revenue from contracts with customers(1)
Fees and Commissions
Banking services	335,101	177,930	80,672	38,643	-	-	-	15,821	-	648,167	-	648,167
Credit and debit card fees and comercial	1,080,814	80,348	89,330	51,175	-	-	-	2,876	-	1,304,543	-	1,304,543
Brokerage	-	2,302	-	35	-	-	20,593	-	-	22,930	-	22,930
Acceptances, Guarantees and Standby Letters of Credit	41,077	15,699	4,080	2,210	-	-	-	404	-	63,470	-	63,470
Trust	-	4,510	1,335	713	285,648	-	68,180	36	(58)	360,364	-	360,364
Securities brokerage	-	2,702	-	-	-	28,747	6,778	-	843	39,070	-	39,070
Bancassurance	427,190	23,847	-	-	-	-	-	-	85	451,122	-	451,122
Payments and collections	531,567	-	-	4,369	-	-	-	-	-	535,936	-	535,936
Others	115,472	10,415	35,742	28,877	-	-	1,634	253	3,119	195,512	-	195,512
Total revenue from contracts with customers[1]	2,531,221	317,753	211,159	126,022	285,648	28,747	97,185	19,390	3,989	3,621,114	-	3,621,114

(1)	For further information about composition of Bank’ segments see Note 3.

As of December 31, 2016

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes	Total after eliminations
Revenue from contracts with customers(1)
Fees and Commissions
Banking services	329,114	159,015	75,732	37,831	-	-	-	12,343	-	614,035	4,774	618,809
Credit and debit card fees and comercial	803,731	84,152	87,862	4,771	-	-	-	4,634	-	985,150	188,752	1,173,902
Brokerage	-	5,195	-	45	-	-	23,390	-	-	28,630	-	28,630
Acceptances, Guarantees and Standby Letters of Credit	45,664	18,406	3,485	2,554	-	-	-	607	-	70,716	-	70,716
Trust	-	4,011	1,075	712	239,610	-	49,903	-	-	295,311	-	295,311
Securities brokerage	-	-	834	-	-	19,843	3,700	-	-	24,377	-	24,377
Bancassurance	355,523	20,885	64	-	-	-	-	-	-	376,472	-	376,472
Payments and collections	480,611	-	-	6,245	-	-	-	-	-	486,856	-	486,856
Others	48,375	189	34,571	29,579	-	-	3,578	12,679	1,699	130,670	94,190	224,860
Total revenue from contracts with customers[1]	2,063,018	291,853	203,623	81,737	239,610	19,843	80,571	30,263	1,699	3,012,217	287,716	3,299,933

(1)	For further information about composition of Bank’ segments see Note 3.

For the determination of the transaction price, the Bank assigns to each one of the services the amount which represents the value expected to be received as consideration for each independent commitment, which is based on the relative price of independent sale. The price that the Bank determines for each performance obligation is done by defining the cost of each service, related tax and associated risks to the operation and inherent to the transaction plus the margin expected to be received in each one of the services, taking as references the market prices and conditions, as well as the segmentation of the customer.

In the transactions evaluated in the contracts, changes in the price of the transaction are not identified.

Contract Assets

The Bank receives payments from customers based on the provision of the service, in accordance to that established in the contracts. When the Bank incurs costs for providing the service prior to the invoicing, and if these are directly related with a contract, they improve the resources of the entity, and are expected to recuperate corresponding to a contract asset. Currently, the Group does not have assets related to contracts with customers.

As a practical expedient, the Bank recognizes the incremental costs of obtaining a contract as an expense when the amortisation period of the asset is one year or less.

Contract Liabilities

The contract liabilities constitute the obligation of the Bank to transfer the services to a customer, for which the Group has received a payment on the part of the final customer or if the amount is due before the execution of the contract. They also include deferred income related to services that shall be delivered or provided in the future, which will be invoiced to the customer in advance, but which are still not due.

The contract liabilities decreased COP 43,012 in 2018.The changes in contract liabilities are due to performance circumscribed in the contract.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2018 and 2017:

	2018	2017	2016
	in millions of COP
Accounts receivable from contracts with customers(1)	86,759	90,590	57,567
Contract liabilities	75,845	118,857	34,487

(1)	The impairment corresponding to the receivable accounts from contracts from customers is COP 11,975, COP 9,639 and COP 1,069 for the year 2018, 2017 and 2016 respectly.

Fees and Commissions Expenses

Fees and Commissions Expenses	2018	2017	2016
	in millions of COP
Banking services	(542,628)	(508,462)	(473,109)
Call center and web page	(309,403)	(291,602)	(260,006)
Others	(361,025)	(275,051)	(235,855)
Expenses for commissions	(1,213,056)	(1,075,115)	(968,970)

24.4	Other operating income, net

The following table sets forth the detail of other operating income net for the years ended December 31, 2018, 2017 and 2016:

Other operating income	2018	2017	2016
	In millions of COP
Operating leases	624,062	563,861	493,486
Net foreign exchange	(205,798)	294,068	132,292
Derivatives Foreign exchange contracts	267,189	21,917	164,172
Services(1)	170,459	164,150	167,914
Investment property valuation	77,350	55,573	149,299
Gains on sale of assets	75,976	40,600	60,282
Insurance(2)	54,679	49,640	49,679
Other reversals	47,657	140,012	37,767
Hedging	14,158	(3,678)	(5,985)
Penalties for failure to contracts	16,302	19,881	14,634
Others	61,768	232,185	203,115
Total Other operating income	1,203,802	1,578,209	1,466,655

(1)	Corresponds to income from contracts with customers. To see more information see Note 24.3 Commissions. The gains on sale of portfolio in December 2018 and 2017 amounts to 14,707 and 13,928, respectively.
(2)	Corresponds to income from Seguros Agromercantil insurance operations.

24.5	Dividends received, and share of profits of equity method investees

The following table sets forth the detail of dividends received, and share of profits of equity method investees for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
	In millions of COP
Dividends (1)	67,582	32,248	39,785
Equity investments (2)	86,399	(19,680)	77,799
Equity method (3)	187,814	253,602	60,254
Gains (Losses) on sale of Discontinued Operations	-	-	(1,146)
Total dividends received, and share of profits of equity method investees	341,795	266,170	176,692

(1)	Dividends received from equity investments at fair value through profit or loss as of 31, December of 2018, 2017 and 2016 amount COP 54,477, COP 20,297 and COP 30,468, respectively. Dividends from equity investments at fair value through OCI amount COP 13,105, COP 11,951 and COP 9,317, respectively. As of December 31, 2018, 2017 and 2016, the amount includes dividends of investments derecognised for COP 950, COP 1,556 and COP 1,638, respectively.
(2)	As of December 31, 2018, there is a profit on capital investments due to the increase in fair value in the portfolio measured at fair value through profit or loss held by Banagricola S.A.
(3)	For further information, see note 7 investments in associates and joint ventures.

NOTE 25. OPERATING EXPENSES

25.1.	Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2018, 2017 and 2016 is as follows:

Other administrative and general expenses	2018	2017	2016
	In millions of COP
Maintenance and repairs	585,377	530,284	448,017
Others Fees	429,121	427,517	411,521
Insurance	331,430	303,501	286,384
Leasing	256,872	244,956	246,445
Transport	183,857	158,561	154,220
Data processing	147,294	130,125	101,347
Advertising	144,900	127,142	120,046
Frauds and claims (1)	117,032	134,087	72,860
Public services	108,420	107,727	114,840
Cleaning and security services	97,848	92,359	93,336
Communications	73,072	67,201	61,943
Contributions and affiliations	66,636	60,320	59,406
Disputes, fines and sanctions (2)	63,685	139,146	52,441
Useful and stationery	63,321	58,145	61,699
Properties improvements and installation	52,937	59,121	55,307
Travel expenses	37,006	38,037	37,112
Trust	31,100	25,901	13,176
Legal and financial consultant	31,072	25,855	29,435
Production and supply cards	26,575	32,975	29,532
Real estate management	23,694	21,817	19,262
Board of directors and audit fee	21,733	20,450	20,926
Donations	17,402	17,048	18,338
Storage services	15,664	16,162	14,157
Activities Joint Operations	8,719	9,650	8,805
Temporary services	3,724	3,907	7,232
Legal expenses	3,570	4,112	5,897
Public relations	2,899	5,912	5,101
Others	79,809	115,866	102,549
Total other administrative and general expenses	3,024,769	2,977,884	2,651,334
Wealth tax, contributions and other tax burden (2)	692,666	727,661	741,184

(1)	The increases in frauds and claims during the year 2018 and 2017 compared with the level of expense recognized as of December 31, 2016, are mainly explained by higher operational risk in virtual transactions and transactions with credit and debit cards.
(2)	The increase in disputes, fines and sanctions during the year 2017 is caused by the recognition of an income tax provision related with a potential exposure for the fiscal year 2014, consisting in an unrecognized tax benefits amounting to COP 201,554 in income tax liabilities related to tax positions. The 2014 income tax return has been subject to review from the tax authority since April 23, 2015.

25.2.	Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2018, 2017 and 2016 is as follows:

Impairment, depreciation and amortization	2018	2017	2016
	In millions of COP
Depreciation of premises and equipment	342,605	316,281	329,258
Amortization of intangible assets	123,551	116,752	149,776
Impairment of other assets (1)	27,746	46,078	38,775
Total impairment, depreciation and amortization	493,902	479,111	517,809

(1)	The detail of the impairment of other assets net by operating segments for the years ended December 31, 2018, 2017 and 2016 is presented in the table below:

	2018	2017	2016
	In millions of COP
Banking Colombia	20,036	33,889	15,078
Banking Panamá	6,523	5,495	1,934
Banking Guatemala	2,672	1,939	2,118
All other segments	812	1,418	-
Brokerage	13	-	-
Off Shore	(173)	(26)	(60)
Banking El Salvador	(2,137)	3,363	19,705
Total	27,746	46,078	38,775

During 2018 and 2017 there were no significant cybersecurity breaches according to the data security policies established by the management.

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank has no dilutive potential common shares as of December 31, 2018, 2017 and 2016.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2018, 2017 and 2016 (in millions of pesos, except per share data):

	2018	2017	2016
Income from continuing operations before attribution of non-controlling interests	2,786,435	2,754,173	2,791,450
Less: Non-controlling interests from continuing operations	127,571	139,173	89,619
Net income from continuing operations	2,658,864	2,615,000	2,701,831
Income from operations and disposals of discontinued operations, net of taxes	-	-	163,497
Less: Non-controlling interests from discontinuing operations	-	-	-
Net income attributable to the controlling interest	2,658,864	2,615,000	2,865,328
Less: Preferred dividends declared	402,451	370,983	342,825
Less: Allocation of undistributed earnings to preferred stockholders	816,277	827,126	972,955
Continuing operations	816,277	827,126	896,100
Discontinued operations	-	-	76,855
Net income allocated to common shareholders for basic and diluted EPS	1,440,136	1,416,891	1,549,548
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and Diluted earnings per share to common shareholders	2,825	2,780	3,040
From continuing operations	2,825	2,780	2,870
From discontinuing operations	-	-	170

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

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

•	Stockholders with ownership interest higher than 20% of the Bank’s capital:
−	Grupo de Inversiones Suramericana S.A.
−	Fondo Bancolombia ADR Program.

•	Members of Board of Directors and Senior Management, understood as the president and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more.

•	Associates and joint ventures for which the Bank provides commercial banking services and deposits. For these purposes all companies in which the Bank has significant influence (in all cases, the Bank has between 20% and 50% share of capital), have been included.

The Parent Company provides banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material.

Between the Parent Company and its related parties, during the periods ending at December 31, 2018, 2017 and 2016, there were no:

−	Loans that for its contractual terms do not represent a lending transaction.
−	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
−	No guarantees, pledges or commitments have been given or received in respect of the aforementioned transactions.

As of December 31, 2018

	Stockholders with an interest equal or higher than 20% of the Bank’s capital	Directors and senior management	Associates and joint venture
In millions of COP

Assets
Investments	-	11	2,450,467
Loans and advances to customers and financial entities, net	642,319	21,331	108,833
Assets held for sale and inventories	-	-	19,128	(1)
Other assets	-	-	177,537	(2)
Total assets	642,319	21,342	2,755,965

Liabilities
Deposits	386,467	5,028	190,046
Other liabilities	-	-	35,581
Total liabilities	386,467	5,028	225,627

Income
Interest and other operating income	29,998	558	11,214
Dividends	-	-	101,091	(3)
Others	-	-	41,985
Net income	29,998	558	154,290

Expenses
Interests and other operating expenses	10,844	239	5,790
Fees	-	1,145	3
Others	-	54	80,312
Total expenses	10,844	1,438	86,105

(1)Investment classified as held for sale. See Note 12. Assets held for sale and Inventories.

(2)This item includes portfolio purchase operation held between Bancolombia S.A. and Titularizadora Colombiana and the outstanding dividend on the preferred shares of the Compañía de Financiamiento TUYA S.A.

(3) Includes dividend received for preferred shares in Compañía de Financiamiento TUYA S.A.

As of December 31, 2017

	Stockholders with an interest equal or higher than 20% of the Bank’s capital	Directors and senior management	Associates and joint venture
In millions of COP

Assets
Investments	-	-	1,855,511
Loans and advances to customers and financial entities, net	423,706	17,342	124,592
Assets held for sale and inventories	-	-	18,413	(1)
Other assets	-	2	127,022	(2)
Total assets	423,706	17,344	2,125,538

Liabilities
Deposits	363,335	4,363	163,932
Other liabilities	-	3	92
Total liabilities	363,335	4,366	164,024

Income
Interest and other operating income	6,989	419	11,224
Dividends	-	-	48,403
Others	-	-	51,613
Net income	6,989	419	111,240

Expenses
Interests and other operating expenses	5,603	269	20,139
Fees	-	1,109	19
Others	-	53	29,431
Total expenses	5,603	1,431	49,589

(1)	Investment classified as held for sale. See Note 12. Assets held for sale and Inventories.
(2)	This ítem includes portfolio purchase operation held between Bancolombia S.A. and Titularizadora Colombiana.

As of December 31, 2016

	Stockholders with an interest equal or higher than 20% of the Bank’s capital	Directors and senior management	Associates and joint venture (1)
In millions of COP

Assets
Investments	-	-	1,688,543
Loans and advances to customers and financial entities, net	246,245	15,709	36,262
Other assets	-	389	64,078
Total assets	246,245	16,098	1,788,883

Liabilities
Deposits	145,266	3,750	230,176
Other liabilities	-	-	31,941
Total Liabilities	145,266	3,750	262,117

Income
Interest and other operating income	8,951	931	6,089
Dividends	-	-	49,627
Others	-	-	51,586
Net income	8,951	931	107,302

Expenses
Interests and other operating expenses	430	767	13,912
Fees	-	1,001	5
Others	-	-	37,370
Total expenses	430	1,768	51,287

(1)	This ítem includes operations held between Bancolombia S.A. and Compañía de Financiamiento Tuya S.A. since November 1, 2016 when the Bank lost control of Tuya S.A. Furthermore, the item includes operations held between Bancolombia S.A. and Sociedad Servicios de Aceptación S.A.S. since June 2016, when that company was set up.

During the years ending December 31, 2018, 2017 and 2016, the Bank paid fees to the directors COP 1,145, COP 1,109 and COP 1,001, respectively, as compensation for attending meetings of Board and Support Committees (Audit Committee, etc.).

The Payments to senior management in the same periods were COP 17,245, COP 14,320 and COP 12,956, respectively, for short-term benefits, COP 427, COP 922 and COP 589, respectively, for long-term benefits COP 590, COP 460 and COP 13,994, respectively for other payments for post – employemnet benefits.

The Parent company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation Note 2.C and the Parent company meet the definition of related party transactions, and were eliminated from the consolidated financial statements.

Financial Conglomerate Operations

The following table shows the operations carried out in 2018 and 2017 on the related party chart of the Grupo Sura conglomerate:

	December 31, 2018	December 31, 2017
In millons of COP

Assets
Investments	440,294	376,171
Loans and advances to customers and financial entities, net	455,675	191,278
Other assets	2	8
Total assets	895,971	567,457

Liabilities
Deposits	1,347,005	1,015,523
Other liabilities	5,818	1,882
Total liabilities	1,352,823	1,017,405

Income
Interest and other operating income	602,831	488,190
Dividends	14,909	15,021
Net income	617,740	503,211

Expenses
Interests and other operating expenses	54,758	32,568
Fees	2	4
Others	3,025	4,788
Total expenses	57,785	37,360

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

As a result of the merger, on September 30, 2016, the Parent company recognized in its statement of financial position the assets and liabilities at their carrying value in Leasing Bancolombia’s financial statements, including the portfolio loans and financial leasing contracts amounting to COP 15,186,102, cash and cash equivalents amounting to COP 295,852 and other assets amounting to COP 1,097,058. On the other hand, the Parent company assumed liabilities in deposits from customers amounting to COP 8,944,845, debt instruments in issued amounting to COP 2,387,940 and other liabilities amounting to COP 3,117,115.

NOTE 28. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2018 and 2017:

	Balance as of January 1, 2018	Cash flows	Non-cash changes				Balance as of December 31, 2018
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	3,236,128	(922,840)	2,267	-	-		2,315,555
Borrowings from other financial institutions (1)	13,822,152	513,244	1,297,690	783,349	(78,471)	(2)	16,337,964
Debt instruments in issue (1)	19,648,714	(1,697,698)	1,255,806	961,903	118,508		20,287,233
Preferred shares (3)	582,985	(57,701)	-	-	58,713		583,997
Total liabilities from financing activities	37,289,979	(2,164,995)	2,555,763	1,745,252	98,750		39,524,749

(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 788,879 and COP 961,333, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The amount of COP (78,471) is mainly comprised by the decrease of the liabilities related to assets held for sale.
(3)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

	Balance as of January 1, 2017	Cash flows	Non-cash changes				Balance as of December 31, 2017
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	1,924,010	1,313,442	(1,324)	-	-		3,236,128
Borrowings from other financial institutions (1)	18,905,843	(5,883,247)	(177,290)	1,075,716	(98,870)	(2)	13,822,152
Debt securities in issue (1)	18,704,809	(40,069)	(73,652)	1,056,024	1,602		19,648,714
Preferred shares (3)	581,972	(57,701)	-	-	58,714		582,985
Total liabilities from financing activities	40,116,634	(4,667,575)	(252,266)	2,131,740	(38,554)		37,289,979

(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,031,078 and COP 1,084,096, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The amount of COP (98,870) is mainly comprised by the reclassification of liabilities relating to assets held for sale.
(3)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.
F-156

NOTE 29. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	8,909,861	8,909,861	10,701,855	10,701,855
Debt instruments at fair value through OCI(1)	3,329,738	3,329,738	-	-
Debt instruments at amortized cost	3,481,928	3,461,616	4,157,568	4,131,688
Derivative financial instruments	1,843,708	1,843,708	1,134,372	1,134,372
Equity securities at fair value	1,639,948	1,639,948	1,517,830	1,517,830
Loans and advances to customers and financial institutions, net	163,583,285	167,551,429	152,244,991	149,162,071
Investment property	1,732,873	1,732,873	1,657,409	1,657,409
Investments in associates (2)	1,119,973	1,119,973	757,886	757,886
Equity securities - Assets held for sale	-	-	2,486	2,486
Total	185,641,314	189,589,146	172,174,397	169,065,597
Liabilities
Deposits by customers	142,128,471	142,860,996	131,959,215	132,779,730
Interbank deposits	1,374,222	1,374,222	1,084,591	1,084,591
Repurchase agreements and other similar secured borrowing	2,315,555	2,315,555	3,236,128	3,236,128
Derivative financial instruments	1,295,070	1,295,070	945,853	945,853
Borrowings from other financial institutions	16,337,964	16,337,964	13,822,152	13,822,152
Preferred shares	583,997	602,597	582,985	662,999
Debt instruments in issue	20,287,233	20,759,456	19,648,714	20,756,154
Total	184,322,512	185,545,860	171,279,638	173,287,607

(1)	For further information, see classification under IFRS 9, as described in Note 32 impacts on application of new standards.
(2)	It corresponds investments in associates P.A Viva Malls. See Note 7 investments in associates and joint ventures

•	Fair value hierarchy

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

• Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Precia) to the Bank. All methodologies and procedures developed by the pricing services provider are supervised by the Financial Superintendence of Colombia, which has not objected to them.

On a daily basis, the back-office Service Valuation Officer (SVO) verifies the valuation of investments, and the Credit and Financial Risk Manager area reports the results of the portfolio’s valuation.

Fair value measurement

Assets

a. Debt instruments

The Bank assigns prices to those debt investments, using the prices provided by the official pricing services provider (Precia) and assigns the appropriate level according to the procedure described above. For securities not traded or over-the-counter such as certain bonds issued by other financial institutions, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and the Colombian consumer price index (interest rate in this case), modified by the credit risk and liquidity risk. The interest rate is generally computed using observable market data and reference yield curves derived from quoted interest in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.

b. Equity securities

The Bank performs the market price valuation of their investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described above (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities is based on an assessment of each individual investment using methodologies that include publicly-traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described below in “i. Investment property”.

c. Derivative financial instruments

The Bank holds positions in standardized derivatives, such as futures over local stocks, and over the representative exchange rate (TRM). These instruments are valuated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

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

For real estate assets, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (the appraisal is estimated based on either of three approaches: cost, sales comparison and income approach, and is required every three years). When the property has been valued in the last 12 months and the market conditions have not shown significant changes, the most recent valuation is considered the fair value of the property.

For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialist.

f. Assets held for sale measured at fair value less cost of sale

The Bank measures certain impaired foreclosed assets and premises and equipment held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques, depending on the type of underlying asset. Those assets are comprised mainly of real estate properties for which the appraisal is conducted by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. Likewise, in some cases the fair value is estimated considering comparable prices or promises of sale and offering prices from auctions process.

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

h. Investments in associates measured at fair value

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

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018 and 2017:

Financial Assets
Type of instrument	December 31, 2018				December 31, 2017
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	7,170,085	72,083	-	7,242,168	6,013,860	989,287	-	7,003,147
Securities issued or secured by government entities	24,588	12,851	6,407	43,846	9,186	26,852	-	36,038
Securities issued by other financial institutions	115,234	338,992	206,950	661,176	177,531	578,196	297,049	1,052,776
Securities issued by foreign governments	397,115	420,524	-	817,639	1,196,963	1,275,031	-	2,471,994
Corporate bonds	61,556	83,317	159	145,032	33,800	100,982	3,118	137,900
Total debt instruments at fair value through profit or loss	7,768,578	927,767	213,516	8,909,861	7,431,340	2,970,348	300,167	10,701,855
Debt instruments at fair value through OCI(1)
Securities issued by other financial institutions	-	186,250	-	186,250	-	-	-	-
Securities issued by foreign governments	1,630,379	1,513,109	-	3,143,488	-	-	-	-
Total debt instruments at fair value through OCI	1,630,379	1,699,359	-	3,329,738	-	-	-	-
Total debt instruments	9,398,957	2,627,126	213,516	12,239,599	7,431,340	2,970,348	300,167	10,701,855
Equity securities
Equity securities	100,233	115	1,539,600	1,639,948	145,250	28,976	1,343,604	1,517,830
Total equity securities	100,233	115	1,539,600	1,639,948	145,250	28,976	1,343,604	1,517,830
Derivative financial instruments
Forwards
Foreign exchange contracts	-	96,426	197,919	294,345	-	78,189	94,121	172,310
Equity contracts	-	968	13	981	-	357	15	372
Total forwards	-	97,394	197,932	295,326	-	78,546	94,136	172,682
Swaps
Foreign exchange contracts	-	1,053,684	145,552	1,199,236	-	482,330	190,228	672,558
Interest rate contracts	2,935	198,697	51,296	252,928	8,171	220,027	45,939	274,137
Total swaps	2,935	1,252,381	196,848	1,452,164	8,171	702,357	236,167	946,695
Options
Foreign exchange contracts	-	6,707	89,511	96,218	-	746	14,249	14,995
Total options	-	6,707	89,511	96,218	-	746	14,249	14,995
Total derivative financial instruments	2,935	1,356,482	484,291	1,843,708	8,171	781,649	344,552	1,134,372
Investment properties
Buildings	-	-	1,483,594	1,483,594	-	-	1,425,585	1,425,585

Financial Assets
Type of instrument	December 31, 2018				December 31, 2017
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Lands	-	-	249,279	249,279	-	-	231,824	231,824
Total investment properties	-	-	1,732,873	1,732,873	-	-	1,657,409	1,657,409
Investment in associates
PA Viva Malls	-	-	1,119,973	1,119,973	-	-	757,886	757,886
Total investment in associates and joint ventures	-	-	1,119,973	1,119,973	-	-	757,886	757,886
Equity securities - Assets held for sale
Assets held for sale	-	-	-	-	-	-	2,486	2,486
Total Equity securities - Assets held for sale	-	-	-	-	-	-	2,486	2,486
Total	9,502,125	3,983,723	5,090,253	18,576,101	7,584,761	3,780,973	4,406,104	15,771,838

(1)	For further information, see classification under IFRS 9, as described in Note 2.D Significant accounting policies.

Financial liabilities
Type of instrument	December 31, 2018				December 31, 2017
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	(242,844)	(56,171)	(299,015)	-	(122,424)	(20,552)	(142,976)
Equity contracts	-	(7,325)	(260)	(7,585)	-	(3,955)	(515)	(4,470)
Total forwards	-	(250,169)	(56,431)	(306,600)	-	(126,379)	(21,067)	(147,446)
Swaps
Foreign exchange contracts	-	(654,093)	(46,810)	(700,903)	-	(459,789)	(46,034)	(505,823)
Interest rate contracts	(3,887)	(248,436)	(5,655)	(257,978)	(9,347)	(252,660)	(13,634)	(275,641)
Total swaps	(3,887)	(902,529)	(52,465)	(958,881)	(9,347)	(712,449)	(59,668)	(781,464)
Options
Foreign exchange contracts	-	(29,589)	-	(29,589)	-	(16,943)	-	(16,943)
Total options	-	(29,589)	-	(29,589)	-	(16,943)	-	(16,943)
Total derivative financial instruments	(3,887)	(1,182,287)	(108,896)	(1,295,070)	(9,347)	(855,771)	(80,735)	(945,853)
Total	(3,887)	(1,182,287)	(108,896)	(1,295,070)	(9,347)	(855,771)	(80,735)	(945,853)

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the statement of financial position but for which the fair value is disclosed at December 31, 2018 and 2017:

Assets
Type of instrument	December 31, 2018				December 31, 2017
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Debt instruments
Securities issued by the Colombian Government	36,847	13,424	-	50,271	-	12,967	-	12,967
Securities issued or secured by government entities	17,744	386,396	1,449,333	1,853,473	17,204	528,395	1,350,175	1,895,774
Securities issued by other financial institutions	107,959	23,375	12,326	143,660	194,606	21,871	12,007	228,484
Securities issued by foreign governments	130,913	141,652	-	272,565	748,060	302,795	-	1,050,855
Corporate bonds	259,904	53,395	828,348	1,141,647	231,601	49,694	662,313	943,608
Total – Debt instruments	553,367	618,242	2,290,007	3,461,616	1,191,471	915,722	2,024,495	4,131,688
Loans and advances to customers and financial institutions, net	-	-	167,551,429	167,551,429	-	-	149,162,071	149,162,071
Total	553,367	618,242	169,841,436	171,013,045	1,191,471	915,722	151,186,566	153,293,759

Liabilities
Type of instruments	December 31, 2018				December 31, 2017
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Deposits by customers	-	(30,490,414)	(112,370,582)	(142,860,996)	-	(30,440,868)	(102,338,862)	(132,779,730)
Interbank deposits	-	-	(1,374,222)	(1,374,222)	-	-	(1,084,591)	(1,084,591)
Repurchase agreements and other similar secured borrowing	-	-	(2,315,555)	(2,315,555)	-	-	(3,236,128)	(3,236,128)
Borrowings from other financial institutions	-	-	(16,337,964)	(16,337,964)	-	-	(13,822,152)	(13,822,152)
Preferred shares	-	-	(602,597)	(602,597)	-	-	(662,999)	(662,999)
Debt instruments in issue	(9,503,793)	(8,486,088)	(2,769,575)	(20,759,456)	(8,999,118)	(9,534,766)	(2,222,270)	(20,756,154)
Total	(9,503,793)	(38,976,502)	(135,770,495)	(184,250,790)	(8,999,118)	(39,975,634)	(123,367,002)	(172,341,754)

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

Debt instruments in issue

The fair value of debt instruments in issue, comprised of bonds issued by Bancolombia S.A. and its subsidiaries, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for bonds of similar remaining maturities and the Bank’s creditworthiness.

Preferred shares

In the valuation of the liability component of preferred shares related to the minimum dividend of 1% of the subscription price, the Bank uses the Gordon model to price the obligation, taking into account its own credit risk, which is measured using the market spread based on observable inputs such as quoted prices of sovereign debt. The Gordon Model is commonly used to determine the intrinsic value of a stock based on a future series of dividends that are estimated by the Bank and growth at a constant rate considering the Bank’s own perspectives of the payout ratio.

Loans and advances to customers and financial institutions

Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments suchs as commercial, small business loans, mortgage and consumer. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the prepayment date. Subsequently, the projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

Items Measured at fair value on a non-recurring basis

The Bank measures certain foreclosed assets held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset. The following breakdown sets forth the fair value hierarchy of those assets classified by type:

	December 31, 2018				December 31, 2017
	Fair-value hierarchy			Total fair Value	Fair-value hierarchy			Total fair Value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Machinery and equipment	-	-	5,556	5,556	-	-	11,500	11,500
Real estate for residential purposes	-	-	92,052	92,052	-	-	23,854	23,854
Real estate different from residential properties	-	-	24,076	24,076	-	-	1,402	1,402
Collateralized loans (1)	-	-	-	-	-	-	5,417,875	5,417,875
Total	-	-	121,684	121,684	-	-	5,454,631	5,454,631

(1) From January 1, 2018 onwards, the disclosure of collateralized loans is no longer required, due to the adoption of IFRS 9

Investment in Associates – TUYA S.A

The valuation of the Bank’s participation in TUYA SA was made through an exercise of benchmark multiples, using the price / book value multiple as reference. A list of comparable companies that have a similar economic activity to the company valued was taken. Taking into account that several of the comparable companies are in a different geography, adjustments were made to the multiple to reflect this situation. The most sensitive assumptions used by the Bank in determining the fair value of Tuya were the valuation trading multiple and the discount rate used. The valuation trading multiple was 3.63x and 1.29x for 2018 and 2017 respectively, and it was computed using a linear regression model, Tuya’s expected return rate used by the expert was 11.83% and 12.13% for 2018 and 2017 respectively

	December 31, 2018				December 31, 2017
	Fair-value hierarchy			Total fair Value	Fair-value hierarchy			Total fair Value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment in Associates - TUYA	-	-	561,285	561,285	-	-	225,548	225,548
Total	-	-	561,285	561,285	-	-	225,548	225,548

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2018 and 2017:

As of December 31, 2018

	Balance, January 1, 2018	Included in earnings	OCI	Purchases / reclassifications	Settlement	Prepaids	Transfers in to Level 3	Transfers out of Level 3	Balance, December 31, 2018
Debt instruments at fair value though profit or loss
Securities issued or secured by Government entities	-	53	-	1,383	-	-	4,971	-	6,407
Securities issued or secured by other financial entities	297,049	(54,595)	-	29,149	(64,014)	-	5,394	(6,033)	206,950
Corporate bonds	3,118	(3,983)	-	4,159	(2,518)	-	-	(617)	159
Total	300,167	(58,525)	-	34,691	(66,532)	-	10,365	(6,650)	213,516
Derivative financial instruments
Foreign exchange contracts	232,012	25,016	-	230,869	(107,890)	-	(40,898)	(9,108)	330,001
Interest rate contracts	32,305	(13,320)	-	17,561	(9,152)	-	19,106	(859)	45,641
Equity contracts	(500)	-	-	(247)	500	-	-	-	(247)
Total	263,817	11,696	-	248,183	(116,542)	-	(21,792)	(9,967)	375,395
Equity securities
Equity securities	1,343,604	131,446	38,648	41,459	(15,557)	-	-	-	1,539,600
Total	1,343,604	131,446	38,648	41,459	(15,557)	-	-	-	1,539,600
Investment in associates
PA Viva Malls	757,886	87,136	-	274,951	-	-	-	-	1,119,973
Total	757,886	87,136	-	274,951	-	-	-	-	1,119,973
Equity securities - Assets held for sale
Assets held for sale	2,486	-	-	-	(2,486)	-	-	-	-
Total	2,486	-	-	-	(2,486)	-	-	-	-

As of December 31, 2017

	Balance, January 1, 2017	Included in earnings	OCI	Purchases / reclassifications	Settlement	Prepaids	Transfers in to Level 3	Transfers out of Level 3	Balance, December 31, 2017
In millions of COP
Debt instruments at fair value
Securities issued or secured by other financial entities	405,099	(70,416)	-	52,316	(58,999)	-	-	(30,951)	297,049
Corporate bonds	14,929	(4,211)	-	5,999	(10,869)	(72)	-	(2,658)	3,118
Total	420,028	(74,627)	-	58,315	(69,868)	(72)	-	(33,609)	300,167
Derivative financial instruments
Foreign exchange contracts	378,385	353	-	231,260	(378,053)	-	103	(36)	232,012
Interest rate contracts	17,596	-	-	34,067	(17,596)	-	(1,762)	-	32,305
Equity contracts	337	-	-	(500)	(337)	-	-	-	(500)
Total	396,318	353	-	264,827	(395,986)	-	(1,659)	(36)	263,817
Equity securities
Equity securities	1,178,678	107,848	26,736	116,743	(41,948)	-	6,950	(51,403)	1,343,604
Total	1,178,678	107,848	26,736	116,743	(41,948)	-	6,950	(51,403)	1,343,604
Investment in associates
PA Viva Malls	388,595	108,868	-	262,918	(2,495)	-	-	-	757,886
Total	388,595	108,868	-	262,918	(2,495)	-	-	-	757,886
Equity securities - Assets held for sale
Assets held for sale	-	-	-	1,345	-	-	1,141	-	2,486
Total	-	-	-	1,345	-	-	1,141	-	2,486

Level 3 fair value rollforward

The following were the significant Level 3 transfers for the period December 31, 2017 to 2018:

Transfer of COP (21,792) in 2018 from Level 2 to Level 3 of the derivative foreign exchange contracts and Interest rate contracts, was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty

Transfer of COP 30,951 in 2017 from Level 3 to Level 2 Securities issued or secured by other financial entities. A change was observed in the marking days for the margin methodology. In 2016, these securities have an updated margin for a period exceeding 365 days, and for 2017, these were less than 365 days, therefore the actual level is 2.

Transfers of COP 51,403 in 2017 from level 3 to level 1 equity securities, are mainly explained by the change in the fair value level of Deceval, since the valuation underlying asset as of December 31, 2017 equals the quoted price of Bolsa de Valores de Colombia at the end of the year, due to the merger between both companies in 2017.

As of December 31, 2018 and 2017, unrealized gains and losses on debt instruments were COP 58,736 and COP 73,505; Equity Securities COP 130,453 and COP 116,051 respectively

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

During the years ended December 31, 2018 and 2017, the Bank transferred securities amounting to COP 826,618 securities issued by foreign governments, from Level 1 to Level 2 primarily, because such securities decreased their liquidity.

During the years ended December 31, 2017 and 2016, the Bank transferred securities amounting to COP 2,700 Securities issued or secured by Colombian Government, from Level 1 to Level 2 primarily, because such securities decreased their liquidity and were traded less frequently to comprise an active market.

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

As of December 31, 2018

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Amounts in millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	0.16% to 0.90%	0.69%	160,056	168,000
TIPS	164,401	Discounted cash	Liquidity risk	0% to 9.38%	3.58%	160,162	167,881
		flow	Prepayment Speed	n/a	n/a	164,102	163,602
Other bonds	34,961	Discounted cash flow	Yield	0.14% to 0.89%	0.60%	33,700	36,299
			Liquidity risk	2.80% to 3.48%	3.04%	33,142	35,678
Securitizations	5,394	Discounted cash flow	Yield	2.04%	2.04%	5,376	5,421
Multilateral bonds	2,194	Discounted cash flow	Yield	(0.05%)	(0.05%)	2,187	2,197
Securities issued by other financial institutions	206,950
Securities issued by foreign governments
Governments bonds	6,407	Discounted cash flow	Yield	0.32%	0.32%	6,406	6,413
Securities issued by foreign governments	6,407
Corporate bonds	159	Discounted cash flow	Yield	0.27%	0.27%	159	160
Total debt instruments	213,516
Equity securities
Equity securities	1,539,600	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	141,501	Discounted cash flow	Credit spread	0% to 21.55%	2.96%	140,844	155,113
Swaps	144,383	Discounted cash flow	Credit spread	0% to 54.30%	2.58%	139,506	136,941
Options	89,511	Black-Scholes	Credit spread	0% to 18.81%	0.77%	88,834	89,876
Investment in associates	375,395
P.A Viva Malls	1,119,973	Price-based	Price	n/a	n/a	n/a	n/a
Assets held for sale	-	n/a	n/a	n/a	n/a	n/a	n/a

As of December 31, 2017

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Amounts in millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	0.43% to 10.35%	0.63%	225,867	235,382
TIPS	236,236	Discounted cash flow	Liquidity risk Premium	0% to 10.35%	4.48%	226,007	235,228

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
			Prepayment Speed	n/a	n/a	231,087	230,152
Other bonds	41,776	Discounted cash flow	Yield	(0.11%) to 0.76%	0.81%	35,305	38,282
Securitizations	10,919	Discounted cash flow	Yield	2.24% to (3.43%)	(1.19%)	10,825	11,014
Time deposit	8,118	Discounted cash flow	Yield	1.77% to 1.86%	1.81%	8,056	8,184
Securities issued by other financial institutions	297,049
Corporate bonds	3,118	Discounted cash flow	Yield	(0.11%) to 0.76%	0.81%	3,292	2,985
Total debt instruments	300,167
Equity securities
Equity securities	1,343,604	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Options	14,249	Black-Scholes	Recovery rate	0.06% to 23.75%	4.99%	14,142	14,280
Forward	73,069	Discounted cash flow	Credit spread	0% to 16.54%	2.41%	72,886	73,263
Swaps	176,499	Discounted cash flow	Credit spread	0% to 21.31%	1.95%	170,701	182,343
Investment in associates
P.A Viva Malls	757,886	Price-based	Price	n/a	n/a	n/a	n/a
Equity securities - Assets held for sale
Assets held for sale	2,486	Price-based	Price	n/a	n/a	n/a	n/a

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

Comparable Prices

The weighted average rates used in the capitalization methodology for revenues for 2017 are:

• Direct capitalization: initial rate 8.12%

• Discounted cash flow: discount rate: 11.36%, terminal rate: 8.55%.

The same weighted rates at December 31 2018 were:

• Direct capitalization: initial rate 8.05%

• Discounted cash flow: discount rate: 11.19%, terminal rate: 8.33%.

The ratio between monthly gross income and real estate value (rental rate) considering the differences in placements and individual factors between properties and in a weighted way is 0.75% for 2017 and 0.76% for 2018.

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

On October 31, 2016 Bancolombia S.A, announced that, after obtaining all the required regulatory approvals, the sale agreement announced in a press release on July 1, 2015, pursuant to which Bancolombia S.A (“Bancolombia”), the Fondo de Empleados of Grupo Bancolombia - FEBANC and Fundación Bancolombia, (together, the “Sellers”), transferred to Almacenes Exito S.A (“Almacenes Exito”) and Almacenes Exito Inversiones S.A.S (together, the “Buyers”) 50% of the shares of Compañía de Financiamiento Tuya S.A (“Tuya”), entered into effect. The total purchase price of the transaction was COP 79,017.

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

Analysis of the results of discontinued operations:

Results of operations as of October 31, 2016, recognized in the Consolidated Statement of Income as Net income from discontinued operations, are the following:

Ten months ended October 31, 2016
In millons of COP
Interest income on loans	408,233
Overnight and market funds	320
Interest and valuation on investment	1,246
Total interest and valuation	409,799
Interest expense	(106,110)
Net margin on financial instruments	303,689
Credit impairment charges on loans, net	(323,290)
Net interest and valuation income after provision for loans and financial leases	(19,601)
Fees and other service income, net	244,193
Other operating income	1,365
Total income, net	225,957
Total operating expenses	(221,310)
Profit before tax	4,647
Income tax	(2,961)
Net income from discontinued operations	1,686

NOTE 31. RISK MANAGEMENT

The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit/ counterparty, liquidity and operational risk. This management is strengthened with the three lines of defense model, with a cohesive and coordinated approach, in which its independence is guaranteed. Within the Corporate Governance Framework, the roles of the responsible areas in each line are defined, according to the level of responsibility in Grupo Bancolombia, in order to guarantee effective and efficient coordination among them for risk management (in its different stages) and internal control.

First line of defense: is the owner of risks and its management, focused on self-control. Performs the commercial and operational management and the administration of controls; including the implementation of actions that ensure processes compliance for risk management.

Second line of defense: supports the construction and monitoring of the controls from the first line of defense; performs a transversal management of risks, assisting the areas of Grupo Bancolombia in the definition of mitigation actions and in the monitoring of the exposure; In addition, it is responsible for consolidating the risk information in order to perform the accountability to the governance structures and senior management as appropriate.

Specifically, the Board of Directors reviews and approves the resources, structure and processes of the Bank associated with risk management; in addition, it evaluates, through periodic reports from the administration, the levels of exposure to the different risks, their impact and the mitigation strategies, in accordance with the functions established in the current regulation and the Corporate Governance Code regarding the risk management. For the development of its supervisory functions has the support of the Risk Committee in charge of the approval, monitoring and control of policies, methodologies, tools, guidelines and strategies for the identification, measurement, control and mitigation of risks. According to the corporate guidelines, the Risk Committee has the participation of members from the Board of Directors.

The main function of the Corporate Risk Vicepresidency is to design and propose risk management strategies to the Board of Directors and Senior Management, lead its execution and define the risk appetite, in such a way as to ensure alignment with the corporate strategy of the Group. In addition, it defines the risk guidelines in policies, methodologies and tools for the Group.

The Risk Corporate Vicepresidency professionals manage the different risks inherent to the activities undertaken in the fulfillment of their responsibilities.

Third line of defense: Review the first two lines of defense, through a risk-based approach, guaranteeing governance effectiveness, risk management and internal control. It provides the Governance structures and Senior management with an adequate, independent and objective assurance of compliance within the organization.

Specifically, the Internal Audit periodically evaluates the execution of the processes and the application of the methodologies for measurement and control of risks that support the operations carried out by the entity, in accordance with current regulations and internal regulations defined by the Board of Directors and Senior Management.

31.1 Credit risk

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty and arises principally from the decline on borrower´s creditworthiness or changes in the business climate. Credit risk is the single largest risk for the Bank's business; the Bank manages its exposure to credit risk.

The information below contains the maximum exposure to credit risk:

December 31, 2018

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	153,894,099	7,712,055	12,212,962	173,819,116
Commercial	83,632,770	3,214,860	7,753,018	94,600,648
Consumer	28,666,461	1,758,162	1,568,758	31,993,381
Mortgage	20,280,416	1,513,063	1,077,206	22,870,685
Small Business Loans	958,491	80,805	116,902	1,156,198
Financial Leases	20,355,961	1,145,165	1,697,078	23,198,204
Off-Balance Sheet Exposures	38,831,993	349,228	354,525	39,535,746
Financial Guarantees	5,641,482	18,340	1,839	5,661,661
Loan Commitments	33,190,511	330,888	352,686	33,874,085
Loss Allowance	(1,872,529)	(1,246,444)	(7,244,517)	(10,363,490)
Total	190,853,563	6,814,839	5,322,970	202,991,372

Maximum Exposure to Credit Risk - Other Financial Instruments
	Maximum Exposure		Collateral *		Net Exposure
	2018	2017	2018	2017	2018	2017
Maximum Exposure to Credit Risk
Debt instruments	15,745,530	14,859,423	(2,352,276)	(2,741,345)	13,393,254	12,118,078
Derivatives **	894,001	457,940	(97)	(125,902)	893,905	332,038
Equity	1,639,949	1,520,313	-	-	1,639,949	1,520,313
Total	18,279,480	16,837,676	(2,352,373)	(2,867,247)	15,927,108	13,970,429

See Notes on this table:

* Collateral Held (-) and Collateral Pledged (+)

** Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied

* Debt instruments Book value 100%

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

Maximum exposure to credit risk of debt instruments and equity securities refers to the carrying amount at the end of the period without considering any guarantee received.

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

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies, including the following:

•	Credit exposure limits: It contains guidelines with regards to the establishment of credit exposure limits. It is set in fulfillment of legal requirements and according to the Bank’s internal guidelines.

•	Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential borrowers and to select them properly. The riskiness of the borrowers is determined using credit rating models. These models use information such as the credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. The credit risk rating system is also used in determining the allowance for loans and advances and lease losses.

Loan applications, depending on their amount and risk level, are presented for approval at the level of management authority required.

•	Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, the Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

•	Allowance policies: the objective of this policy is to fulfil legal requirements and the Bank’s business policies. In addition, this policy is meant to provide the guidelines to perform client’s status analysis and take the necessary actions in order to mitigate credit risk the Bank is exposed to. For further information please see Note 2.

•	Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.

•	Portfolio recovery policies: Through the definition of these policies, the Bank aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what the Bank has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models.

Management of credit risk is carried out in all of the credit life cycle. These processes are defined in the following way:

•	Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.

•	Monitoring: Knowing the borrower’s situation during the life of the credit.

•	Recovery: Collection management during the different stages of the same credit.

In order to sustain an adequate credit origination processes, the Bank develops scoring and rating models based on statistical information or criteria from experts, which differentiate the risk levels of potential borrowers in order to support the decision-making process.

The Risk Corporate Vice Presidency is in charge of defining and documenting the specific characteristics of the models being utilized, as well as the parameters, variables to use in each case and the cut-off points that are applied per situation in the process of issuing credit. On an annual basis at the minimum, the Risk Corporate Vice Presidency must perform backtesting1 of the scoring and rating models used in the granting process in order to evaluate their effectiveness. Additionally, on a periodically defined basis, the entire credit portfolio will be rated taking into account the established internal models for the purpose of evaluating the credit risk of each borrower and establishing the required allowance for loans and advances and lease losses.

In addition to the evaluation and qualification of the portfolio, the monthly allowance for loans and advances and lease losses serves to measure the present condition of the portfolio and the methodologies used for its calculation serve as a tool to evaluate risk, be it in a collective or individual manner. Collective evaluation of the portfolio applies the following parameters for measuring risk: probability of default (PD), loss given default (LGD) and exposure at default (EAD). For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost.

For the evaluation of individual risk, parameters such as recovery rates estimated by score sheets that include financial, behavioral information, collaterals and qualitative variables, serve as elements for measuring risk and defining an allowance for loans and advances and lease losses for that borrower.

1 CIIU: International Standard Industrial Classification of All Economic Activities.

The Bank is continuously monitoring the concentration of the risk groups, as well as carrying out a daily control of the exposure to different economic groups, evaluating the legal limits of indebtedness in order to fulfill the norms established about the concentration limits.

The Bank elaborates international references determined by the rankings of external risks that allow the analysis of concentration levels in different geographic areas. On the other hand, at the legal level, the Bank is governed by the concepts and methodologies established by the international standards regarding the construction, administration and control of the concentration of economic groups.

The following classifications are established for the analysis of concentration:

•	By country: based on the country in which the loans were originated.

•	By sector: according to the sectorial sub-segmentation defined by the Bank based mainly on the CIIU[1] code.

•	By categories: according to the portfolio categories of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).

•	By economic group: according to the characteristics of economic groups as established by regulations.

•	By maturity: according to the remaining term to loan maturity.

•	By past due days: this concentration evaluates loans that are more than one month overdue.

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

In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information such as personal details, financial information, historical behavior, the total number of credit products and external information from credit bureaus.

As the subsidiaries have their own internal rating models, for purposes of assessing the consolidated credit risk on a homogeneous basis, the Bank has established the following categories of risk in order to classify borrowers according to their payment behavior:

Category	Range % PD			Description
	Commercial	Consumer and Small Business Loans	Mortgage
A- Normal Risk	0 - 3.11	0 - 5	0 - 2	Loans and advances in this category are appropriately serviced. The borrower’s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.
B- Acceptable Risk	> 3.11 - 11.15	> 5 - 28	2 - 17	Loans and advances in this category are acceptably serviced and guaranty protected, but there are weaknesses in the payment capacity of the borrower which may potentially affect, on a temporary or permanent basis, the borrower’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal servicing of the loans and advances.
C- Appreciable Risk	> 11.15 - 72.75	> 28 - 70	17 - 78	Loans and advances in this category represent insufficiencies in the borrower’s paying capacity or in the projected cash flow, which may compromise the normal servicing of the loans and advances.
D- Significant Risk	> 72.75 - 89.89	> 70 - 82	78 - 91	Loans and advances in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.
E- Unrecoverable	>89.89 - 100	> 82 - 100	91 - 100	Loans and advances in this category are deemed uncollectible.

Description of Loans and Financial Leases

In order to evaluate and manage credit risk, the credits and financial leasing operations have been classified as:

•	Commercial and Financial Leases:

Loans and financial leases granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate	Companies with annual sales >= COP 80,000 M. Banistmo places borrowers with annual sales >= USD 10 M. Banco Agrícola and BAM place borrowers with annual sales >= USD 25 M.
Business	Companies with annual sales > = COP 20,000 M and < COP 80,000 M except for Banco Agrícola and BAM, which place borrowers with annual sales >= USD 5 M and < USD 25 M.
Business Construction	Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity, with annual sales >= COP 20,000 M and <= COP 45,000 M. They must have more than 3 projects executed as previous experience.
Corporate Construction	Constructors who dedicate themselves to the construction of buildings to be sold or rented as their main activity, with annual sales > COP 45,000 M. They must have more than 3 projects executed as previous experience.
SME Construction	Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity with annual sales >= COP 380 M and <= COP 20,000 M. They must have more than 3 projects executed as previous experience.
Institutional Financing	Financial sector institutions.
Government	Municipalities, districts, departments with their respective decentralized organizations and entities at the national level with incomes >= COP 20,000 M.
SME	Annual sales < COP 20,000 M, with a classification between small, medium, large and plus except for Banistmo which includes borrowers < USD 10 M in annual sales, for Banco Agrícola and BAM < USD 5 M.

•	Consumer:

Loans and advances, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles. The vehicle financed is used as collateral for the loan.
Credit cards	Revolving credit limits for the acquisition of consumer goods, utilized by means of a plastic card.
Payroll loans	It is a credit line attached to an authorized individual payroll amount.
Other loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans Credit cards are not included in this segment.

The counterparties in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•	Mortgage:

These are loans, regardless of amount, granted to individuals for the purchase of a new or used house, commercial real estate or to build a home. These loans include loans denominated in local units or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

The counterparties in the mortgage loan are mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•	Small Business Loans:

These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements: their indebtedness with all entities can not exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) The staff must not exceed 10 employees; (iii) The client's total assets, excluding mortgage assets, are less than 500 minimum wages.

The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.

.

Analysis of the behavior and impairment of the loan portfolio and financial lease operations

As of December 31, 2018, Bank’s total loan portfolio valued in Colombian pesos registered an increase of 8.32%, driven by a generalized growth in all the companies of the Group. The growth in Panama, El Salvador and Guatemala was over 9%, partly explained by the devaluation of the Colombian peso against the U.S. dollar. The disbursements in Colombian pesos registered an increase of 12.07% compared to the previous year, mainly in the consumer loan portfolio. 2018 was characterized by moderate macroeconomic dynamics in all the countries where the Bank has a presence. The 30-day past due loan ratio (consolidated) stood at 4.33% in 2018 compared to 4.49% in 2017, driven by a decrease in the past-due portfolio of Personal and SME Banking which mitigated the impact of the increase in the past-due portfolio of Corporate Banking in Colombia.

•	Commercial loans and finance lease amounted to COP 117,798 billion, which represented an increase of 5.89% with respect to 2017. Its 30-day past due loan ratio was 3.56%.

•	Consumer loans stood at COP 31,993 billion, which represented an increase of 15.72% with respect to 2017. Its 30-day past due loan ratio was 4.93%.

•	Mortgage loans came to COP 22,870 billion, which represented an increase of 11.50% with respect to 2017. Its 30-day past due loan ratio was 6.95%.

•	Small Business loans ended at COP 1,156 billion, which represented an increase of 8.71% with respect to 2017. Its 30-day past due loan ratio was 12.01%.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by a committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2018 and 2017 is shown below.

Watch List December 31 2018
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	9,179,165	1.04%	95,896
Level 2 – Medium Risk	2,549,977	8.96%	228,461
Level 3 – High Risk	1,626,478	38.92%	633,101
Level 4 – High Risk	4,096,563	64.68%	2,649,837
Total	17,452,183	20.67%	3,607,295

Watch List December 31 2017
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	4,938,711	2.32%	114,361
Level 2 – Medium Risk	1,641,169	4.98%	81,796
Level 3 - High Risk	3,806,554	33.21%	1,264,077
Level 4— High Risk	1,509,014	76.22%	1,150,212
Total	11,895,448	21.94%	2,610,446

Loans and Financial Leases Collateral

The Bank obtains collateral for loans and leases in order to mitigate credit risk by foreclosing the collateral when the borrower cannot fully repaid the loan or lease. Collateral is considered in the determination of the allowance for loans and advances and lease losses when it complies with the following conditions:

•	Its fair value was established according to technical and objective criteria.

•	The Bank is granted a preference or an improved right to obtain the payment of the obligation, becoming an effective collateral.

•	Its performance is reasonably possible.

•	It is a payment source that sufficiently attends to the credit as per the requirement of the Bank.

•	When the borrower is a government entity, the collateral has a pledge certificate issued by the appropriate authority.

The Bank has defined the criteria for the collateral enforceability, which are established according to the classification of loan portfolio. In addition, the Bank has set guidelines to value collaterals and the frequency of such valuations, as well as those guidelines related to the legalization, registry and maintenance of the collateral. Likewise, the Bank has defined the criteria for insurability, custody and the necessary procedures for their cancellation.

The update of the fair value of mortgages and vehicles collaterals for the loan portfolio is made according with collateral the policy. The methodology used to estimate the fair value of the properties is applied by external and independent entities. Updating the fair value of the vehicles is done through guides and valid values commonly used as reference to set the value of a vehicle. The fair value of real state and vehicles are classified in levels 2 and 3 depending on the observability and significance of the inputs used in the valuation techniques according to the hierarchy established by IFRS 13.

During the reporting period, the Group’s collateral policies have not changed significantly in relation to the way collateral is held and its overall quality.

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2018
Amount Covered by Collateral
In Millions of COP
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	21,209,517	1,744,581	20,720,459	84	282,822	43,957,463
Goods Given in Real Estate Leasing	-	-	243	12,752,932	-	12,753,175
Goods Given in Leasing Other Than Real Estate	-	-	-	5,900,913	-	5,900,913
Stand by Letters of Credit	667,976	229	-	-	-	668,205
Security Deposits	470,400	369,689	-	-	76,136	916,225
Guarantee Fund	2,595,913	138	-	118,747	288,890	3,003,688
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	3,992,592	49,910	-	-	1,452	4,043,954
Other Collateral (Pledges)	4,118,947	4,713,359	48,098	20	14,158	8,894,582
Without Guarantee (Uncovered Balance)	61,545,303	25,115,475	2,101,885	4,425,508	492,740	93,680,911
Total loans and financial leases	94,600,648	31,993,381	22,870,685	23,198,204	1,156,198	173,819,116

December 31, 2017
Amount Covered by Collateral
In Millions of COP
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	19,529,154	1,572,455	18,959,433	-	273,248	40,334,290
Goods Given in Real Estate Leasing	7,725,197	-	-	2,392,075	-	10,117,272
Goods Given in Leasing Other Than Real Estate	5,124,246	112,724	-	577,447	-	5,814,417
Stand by Letters of Credit	455,793	-	-	-	-	455,793
Security Deposits	779,008	300,730	-	-	56,588	1,136,326
Guarantee Fund	2,583,354	147	-	-	301,045	2,884,546
Sovereign of the Nation	12,710	-	-	-	-	12,710
Collection Rights	3,220,882	41,597	-	-	1,119	3,263,598
Other Collateral (Pledges)	3,163,456	3,887,548	32,524	31	20,227	7,103,786
Without Guarantee (Uncovered Balance)	46,403,441	21,730,913	1,520,251	19,279,398	411,353	89,345,356
Total loans and financial leases	88,997,241	27,646,114	20,512,208	22,248,951	1,063,580	160,468,094

The Bank closely monitors collateral held for financial assets that are considered in Stage 3, as it becomes more likely that the Bank will take possession of collateral to mitigate potential credit losses.

Financial assets that are considered Stage 3 and related collateral held in order to mitigate potential losses are shown below:

December 31, 2018
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	775,689	239,720	535,968	2,528,495
Consumer
Mortgage	139,084	21,883	117,201	173,482
Small Business Loans
Financial Leases	666,495	201,981	464,514	974,274
Total credit assets	1,581,268	463,584	1,117,683	3,676,251

A portion of the Bank’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with the Bank’s expected credit loss model. The carrying amount of such financial assets is COP 281,722 as at 31 December 2018.

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

During 2018 and 2017, foreclosed assets received amounted to COP 521,718 and COP 331,057, respectively.

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

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:

•	Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories are as follows:

Composition	December 31 2018	December 31, 2017
In millions of COP
Commercial	94,600,648	88,997,241
Corporate	55,562,618	58,661,267
SME	16,524,571	17,184,059
Others	22,513,459	13,151,915
Consumer	31,993,381	27,646,114
Credit card	7,026,689	6,255,277
Vehicle	3,253,060	2,915,705
Payroll loans	7,451,381	6,970,783
Others	14,262,251	11,504,349
Mortgage	22,870,685	20,512,208
VIS[1]	5,778,067	5,491,926
Non- VIS	17,092,618	15,020,282
Financial Leases	23,198,204	22,248,951
Small Business Loan	1,156,198	1,063,580
Loans and advances to customers and financial institutions	173,819,116	160,468,094
Allowance for loans and advances and lease losses	(10,235,831)	(8,223,103)
Total net loan and financial leases	163,583,285	152,244,991

[1]	VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

•	Concentration of loan by maturity

The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract:

December 31, 2018
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
In millions of COP
Commercial	31,052,548	18,846,830	16,216,100	28,485,170	94,600,648
Corporate	16,569,691	8,491,758	11,335,723	19,165,446	55,562,618
SME	5,253,678	5,482,139	2,774,471	3,014,283	16,524,571
Others	9,229,179	4,872,933	2,105,906	6,305,441	22,513,459
Consumer	749,322	4,562,956	12,069,707	14,611,396	31,993,381
Credit card	100,367	244,218	1,073,539	5,608,565	7,026,689
Vehicle	60,754	610,398	1,538,979	1,042,929	3,253,060
Payroll loans	62,657	624,660	1,397,974	5,366,090	7,451,381
Others	525,544	3,083,680	8,059,215	2,593,812	14,262,251
Mortgage	58,613	175,572	479,086	22,157,414	22,870,685
VIS	11,056	51,768	117,404	5,597,839	5,778,067
Non-VIS	47,557	123,804	361,682	16,559,575	17,092,618
Financial Leases	2,393,428	2,560,578	4,260,513	13,983,685	23,198,204
Small business loans	256,093	477,456	220,105	202,544	1,156,198
Total gross loans and financial leases	34,510,004	26,623,392	33,245,511	79,440,209	173,819,116

December 31, 2017
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
In millions of COP
Commercial	26,641,770	19,583,956	13,561,261	29,210,254	88,997,241
Corporate	17,054,923	11,588,101	8,533,725	21,484,518	58,661,267
SME	5,568,251	5,684,612	2,973,761	2,957,435	17,184,059
Others	4,018,596	2,311,243	2,053,775	4,768,301	13,151,915
Consumer	1,393,022	4,826,773	12,035,699	9,390,620	27,646,114
Credit card	761,294	1,104,571	2,384,220	2,005,192	6,255,277
Vehicle	67,118	718,610	1,499,980	629,997	2,915,705
Payroll loans	52,087	692,079	1,325,911	4,900,706	6,970,783
Others	512,523	2,311,513	6,825,588	1,854,725	11,504,349
Mortgage	50,102	148,851	389,456	19,923,799	20,512,208
VIS	12,238	40,182	93,917	5,345,589	5,491,926
Non-VIS	37,864	108,669	295,539	14,578,210	15,020,282
Financial Leases	3,101,344	2,698,394	3,546,370	12,902,843	22,248,951
Small business loans	232,596	479,646	182,893	168,445	1,063,580
Total gross loans and financial leases	31,418,834	27,737,620	29,715,679	71,595,961	160,468,094

•	Concentration by past due days

The following table shows the loans and financial leases according to past due days. A loans or financial leases is considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2018
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	90,804,138	452,890	152,877	1,387,364	1,803,379	94,600,648
Consumer	30,311,854	701,314	238,540	638,868	102,805	31,993,381
Mortgage	21,121,205	612,480	148,786	388,653	599,561	22,870,685
Financial Leases	22,433,190	209,840	54,029	245,974	255,171	23,198,204
Small Business Loan	1,008,378	48,849	16,202	60,103	22,666	1,156,198
Total	165,678,765	2,025,373	610,434	2,720,962	2,783,582	173,819,116

December 31, 2017
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	85,747,936	570,412	130,613	1,573,899	974,381	88,997,241
Consumer	25,942,380	764,098	236,509	584,789	118,338	27,646,114
Mortgage	18,751,121	752,336	140,188	396,227	472,336	20,512,208
Financial Leases	21,480,161	215,685	61,700	238,030	253,375	22,248,951
Small Business Loan	916,298	39,178	12,753	70,977	24,374	1,063,580
Total	152,837,896	2,341,709	581,763	2,863,922	1,842,804	160,468,094

•	Concentration of loans by economic sector

The following table contains the detail of the credit portfolio of loans and financial leases by main economic activity of the borrower:

December 31, 2018
Economic sector	Loans and advances
	Local	Foreign	Total
In millions of COP
Agriculture	3,804,075	2,548,078	6,352,153
Petroleum and Mining Products	1,082,816	181,789	1,264,605
Food, Beverages and Tobacco	5,865,111	320,596	6,185,707
Chemical Production	3,566,746	12,561	3,579,307
Government	4,457,944	79,133	4,537,077
Construction	14,508,354	5,513,212	20,021,566
Commerce and Tourism	16,928,137	7,641,117	24,569,254
Transport and Communications	8,331,727	865,257	9,196,984
Public Services	6,007,483	966,764	6,974,247
Consumer Services	35,886,645	20,813,390	56,700,035
Commercial Services	17,041,170	5,540,572	22,581,742
Other Industries and Manufactured Products	5,978,092	5,878,347	11,856,439
Total	123,458,300	50,360,816	173,819,116

December 31, 2017
Economic sector	Loans and advances
	Local	Foreign	Total
In millions of COP
Agriculture	3,533,671	2,171,525	5,705,196
Petroleum and Mining Products	909,127	65,991	975,118
Food, Beverages and Tobacco	5,640,910	808,493	6,449,403
Chemical Production	3,341,248	172,763	3,514,011
Government	3,780,686	151,879	3,932,565
Construction	15,464,605	5,164,321	20,628,926
Commerce and Tourism	17,115,018	6,520,546	23,635,564
Transport and Communications	8,307,712	602,962	8,910,674
Public Services	5,180,634	2,472,215	7,652,849
Consumer Services	31,367,376	16,719,168	48,086,544
Commercial Services	16,248,665	3,993,836	20,242,501
Other Industries and Manufactured Products	6,367,961	4,366,782	10,734,743
Total	117,257,613	43,210,481	160,468,094

•	Credit concentration by country

The following table shows the concentration of the loans and financial leases by country. Loans are presented based on the country in which they were originated:

December 31, 2018
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	119,674,770	68.85%	8,402,751	82.09%
Panama	32,299,274	18.58%	910,268	8.89%
El Salvador	10,590,571	6.09%	465,122	4.54%
Puerto Rico	889,528	0.51%	29,041	0.29%
Guatemala	10,352,272	5.96%	427,747	4.18%
Other countries	12,701	0.01%	902	0.01%
Total	173,819,116	100.0%	10,235,831	100.0%

December 31, 2017
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	112,862,226	70.30%	7,164,085	87.10%
Panama	28,722,853	17.90%	507,181	6.20%
El Salvador	9,120,415	5.70%	358,258	4.40%
Puerto Rico	847,767	0.50%	14,941	0.20%
Guatemala	8,902,627	5.50%	177,895	2.10%
Other countries	12,206	0.10%	743	0.00%
Total	160,468,094	100.00%	8,223,103	100.00%

•	Credit concentration by economic group

As of December 31, 2018 and 2017, concentration of the 20 largest economic groups amounted to COP 20,372 billion and COP 19,223 billion, respectively. This exposure corresponds to all credit active operations of these groups.

d.	Credit quality – Loans and Advances

The following table shows information about credit quality of the borrower:

December 31 2018
Risk Category	Stage 1	Stage 2	Stage 3	Simplified methodology	Total
	In millions of COP
A- Normal Risk	135,000,193	2,058,010	-	105,793	137,163,996
B- Acceptable Risk	16,752,640	2,472,886	-	-	19,225,526
C- Appreciable Risk	2,141,266	3,059,084	-	-	5,200,350
D- Significant Risk	-	4,032	-	-	4,032
E- Unrecoverable Risk	-	12,250	12,212,962	-	12,225,212
Total	153,894,099	7,606,262	12,212,962	105,793	173,819,116

December 31 2017
Risk Category	Current loans without impairment	Past due loans without impairment	Current loans that are impaired	Past due and impaired loans	Total
	In millions of COP
A- Normal Risk	139,543,463	224,259	783,333	7,108	140,558,163
B- Acceptable Risk	5,986,958	1,265,787	1,848,716	88,508	9,189,969
C- Appreciable Risk	9,770	715	2,932,948	901,271	3,844,704
D- Significant Risk	-	-	1,167,928	3,289,030	4,456,958
E- Unrecoverable Risk	52	-	564,728	1,853,520	2,418,300
Total	145,540,243	1,490,761	7,297,653	6,139,437	160,468,094

*	Information on this table about NIC39..

In order to determine the expected credit loss, the Bank considers the economic conditions and performance of the borrower’s industry, the analysis of payments behavior and events that could negatively affect the borrower’s ability to pay, among others factors.

The expected credit loss is determined either by a collective or individual evaluation according to the amount and characteristics of the loan. For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.

Impairment loan portfolio analyzed by individual evaluation at COP 5.8 billion, which represented 3.32% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation:

December 31 2018
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	4,970,415	2,583,874	2,782,603	1,904,866
Consumer			1,568,758	1,383,265
Mortgage			1,077,206	586,026
Financial Leases	795,862	339,418	901,216	367,072
Small Business Loan			116,902	79,981
Total	5,766,277	2,923,292	6,446,685	4,321,210

See provisions for loan losses for financial leases of the period in Note 6.

December 31, 2017
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	Allowance	Carrying Amount	Allowance
	In millions of COP
Commercial	4,544,324	2,059,356	3,546,504	1,782,385
Consumer	10,839	10,839	2,337,640	1,403,499
Mortgage	-	-	1,115,785	489,414
Financial Leases	641,228	298,947	1,105,208	202,940
Small Business Loan	-	-	135,562	99,798
Total	5,196,391	2,369,142	8,240,699	3,978,036

See provisions for loan losses for financial leases of the period in Note 6.

Sensitivity Analysis

Among the relevant assumptions that affect the allocation of the expected loss (ECL) in the loan portfolio and financial leasing, are the following variables that have the greatest impact on each of the countries:

Colombia and Guatemala:

▪	GDP growth: due to the impact on the performance of companies and the valuation of guarantees;
▪	Fiscal Budget Balance: for having a significant impact on the probability of default of companies.

Panamá:

▪	GDP growth: due to the impact on the performance of companies and the valuation of guarantees;
▪	Current account deficit : for having a significant impact on the probability of default of companies.

El Salvador:

▪	GDP growth: due to the impact on the performance of companies and the valuation of guarantees;
▪	Inflation: for having a significant impact on the ability to pay and the probability of default of companies.

The following table shows how a change of 1% increase or decrease in these economic variables could affect the weighted expected loss as of December 31, 2018.

		Fiscal Balance, Current Acount and Inflation
		In Milllions of COP
		[+1%]	Without changes	[-1%]
GDP Growth	[+1%]	(30,929)	(18,726)	(5,841)

	Without changes	(12,204)	0	12,885

	[-1%]	22,749	34,953	47,838

Additionally, the Bank has estimated the impact on the expected loss of applying the optimistic and pessimistic scenarios with a weight of 100% to each one; As a result, for the optimistic scenario there is a decrease of COP -315,483 in the expected losses; whereas for the pessimistic scenario there is an increase of COP 392,654.  This result includes the base and alternative scenarios of the individual methodology.

e.	Credit Risk Management – Other Financial Instruments:

Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:

•	Term Limits: Each borrower is evaluated by the Credit Committee, in which the result of the authorized model for this type of borrower is reviewed (quantitative and qualitative variables), which allows the Credit Committee to establish the maximum term for which the Bank wishes to have exposure.

•	Credit Limits: Limits approved under the model and with authorization from the Risk Committee, as well as the exposure, are monitored in line or batch, in such a way that the presentation of excesses is mitigated.

•	Counterparty Limits: Are limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.

•	Master Agreement: These bilateral agreements describe manegement of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). These agreements include mitigation mechanisms, procedures to be carried out in the case of this events of default, special conditions by type of operation and are applied to OTC derivatives, Repos and other securities financing transactions.

•	Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.

•	Counterparty Alerts: Financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.

f.	Credit Quality Analysis - Other Financial Instruments:

In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), the Bank relies on two rating systems: an external one and an internal one, both of which allow the Bank to identify a degree of risk differentiated by segment and country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the income statement of the Bank.

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

Credit Quality Analysis of the Group

	Debt instruments		Equity		Derivatives(1)
	2018	2017	2018	2017	2018	2017
Maximum Exposure to Credit Risk
Low Risk	12,994,432	12,475,888	349,425	780,870	867,639	349,375
Medium Risk	1,639,484	1,842,454	1,749	-	135	181
High Risk	412,834	336,054	6496	10,939	429	1,679
Without Rating	698,781	205,027	1,282,278	728,504	25,798	106,705
Total	15,745,531	14,859,423	1,639,948	1,520,313	894,001	457,940

(1)	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive. Therefore, the value described here differs from the book value.

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

•	Financial credit quality of other financial instruments that are not past due or impaired in value

Debt instruments: 100% of the debt instruments are not in default.

Equity: The positions do not represent significant risks.

Derivatives: 99.80% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.

•	Maximum exposure level to the credit risk given for:

	Maximum Exposure		Collateral *		Net Exposure
	2018	2017	2018	2017	2018	2017
Maximum Exposure to Credit Risk
Debt instruments	15,745,530	14,859,423	(2,352,276)	(2,741,345)	13,393,254	12,118,078
Derivatives **	894,001	457,940	(97)	(125,902)	893,905	332,038
Equity	1,639,949	1,520,313	-	-	1,639,949	1,520,313
Total	18,279,480	16,837,676	(2,352,373)	(2,867,247)	15,927,108	13,970,429

See Notes on this table:

*	Collateral Held (-) and Collateral Pledged (+)
**	Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied
*	Debt instruments Book value 100%
*	Equity Instruments:
-	Shares:100%
-	Investment funds: Book value 100%

•	Analysis of the maturity of other financial instruments past due but not impaired

−	Debt instruments: Portfolio does not present past due nor impaired assets.
−	Equity: Portfolio does not present impaired assets
−	Derivatives: The past due assets are not material.

•	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

	Exposure		Impairment		Final Exposure
	2018	2017	2018	2017	2018	2017
Maximum Exposure to Credit Risk
Fair Value	12,251,872	10,701,855	3,053	-	12,248,819	10,701,855
Amortized Cost	3,493,657	4,158,766	11,730	1,198	3,481,928	4,157,568
Total	15,745,529	14,860,621	14,783	1,198	15,730,747	14,859,423

Equity

	Exposure		Impairment		Final Exposure
	2018	2017	2018	2017	2018	2017
Maximum Exposure to Credit Risk
Fair Value through profit or loss	1,101,461	990,788	-	-	1,101,461	990,788
Fair Value through OCI	538,487	529,525	-	-	538,487	529,525
Total	1,639,948	1,520,313	-	-	1,639,948	1,520,313

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

Collateral adjustments for margin agreements: The adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

−	With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.

−	For repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.

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

−	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are entered into. These margin agreements are entered into under ISDA and GMRA (Global Master Repurchase Agreement)[1] both master agreements for OTC derivatives and securities financing transactions.

−	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.

−	For repos, reverse repos and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.

−	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

Level of collateral held:

	Collateral*		Main type of collateral
	2018	2017	2018	2017
Maximum Exposure to Credit Risk
Debt instruments	(2,352,276)	(2,741,345)	Government bonds (TES) and term deposits	Government Bonds (TES)
Derivatives	(97)	(125,902)	Cash	Cash
Equity	-	-
Total	(2,352,373)	(2,867,247)

See Notes on this table:

*	Collateral Held (-) and Collateral Pledged (+)

g.	Credit risk concentration - other financial instruments:

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

Risk exposure by economic sector and risk region

	Debt instruments		Equity		Derivatives[2]
	2018	2017	2018	2017	2018	2017
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	3,179,751	3,020,087	1,064,268	1,340,844	276,721	95,138
Financial	805,863	1,054,303	543,256	91,904	520,026	317,232
Government	11,757,757	10,785,033	-	-	-	-
Funds and ETF	2159	-	32,425	87,565	97,254	45,570
Total	15,745,530	14,859,423	1,639,949	1,520,313	894,001	457,940
Concentration by Region
North America	1,569,943	710,592	1,472	8,658	279,132	130,303
Latam	14,175,587	12,643,832	1,613,783	1,494,750	475,243	294,237
Europe	-	-	-	-	119,126	33,400
Others (Includes Funds and ETF)	-	1,504,999	24,694	16,905	20,501	-
Total	15,745,530	14,859,423	1,639,949	1,520,313	894,002	457,940

1 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA), which is the body representing the bond and repo markets in Europe.

2 For derivatives transactions counterparty risk is disclosed as long as the valuation is positive. Therefore, the value described here differs from the book value.

Risk exposure by credit rating

	Other financial instruments
	2018	2017
Maximum Exposure to Credit Risk
Sovereign Risk	6,879,344	6,939,944
AAA	4,304,103	3,901,870
AA+	398,479	190,464
AA	22,615	91,636
AA-	180,757	60,422
A+	23,800	96,822
A	328,597	86,607
A-	163,235	580,138
BBB+	73,101	236,613
BBB	1,133,247	1,129,321
BBB-	704,216	292,296
Otros	2,061,126	2,191,307
Not rated	2,006,858	1,040,235
Total	18,279,478	16,837,675

At the end of the year, the Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

31.2	Market risk

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

The Bank’s Market and Liquidity Risks Management Office is responsible for: (a) identifying, measuring, monitoring, and controlling the market risk inherent in the Bank’s businesses: (b) the Bank’s exposure under stress scenarios and confirming compliance with the Bank’s risk management policies: (c) designing the methodologies for valuation of the market value of certain securities and financial instruments: (d) reporting to senior management and the Board of Directors any violation of the Bank’s risk management policies: (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book, and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that each subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors before the new product can be sold.

Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology required by the SFC, and the internal methodology of historical simulation. The standard methodology is established by “Chapter XXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005. The internal methodology of historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, obtained from the reference date of calculating the VaR. The standard methodology is used to report the market risk exposure to the Financial Superintendency and is also used to measure the capital requirements for the Bank, therefore the analysis below is based on information obtain from this model.

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

Within the control and monitoring processes of market risks, reports are elaborated on a daily and monthly basis. They include an analysis of the most relevant risk measures and allow for monitoring the exposure levels to market risks and to the legal and internal limits established for each one of the levels of the Bank. These reports are taken as an input for the decision-taking process in the different Committees and management of the Bank.

Market Risk Management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2018. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

The Bank uses VaR calculation to limit its exposure to the market risk of its Treasury Book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Risks Committee is responsible for establishing the maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk). These limits are supervised on a daily basis by the Market Risk Management Office.

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

a.	Measurement of market risk of trading instruments

The Bank currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the SFC.

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

Zone	Band	Modified Duration		Changes in Interest Rates (bps)
		Lower Limit	Upper Limit	Legal Currency	UVR	Foreign Currency
Zone 1	1	0	0.08	274	274	100
	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
Zone 2	5	1	1.9	222	250	90
	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
Zone 3	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60

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

Currency	Sensitivity Factor
United States Dollar	12,49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%

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

The total market risk VaR, had a 33.00% surge going from COP 1,086,904 in December 31st, 2017 to COP 1,447,384 as of December 31st, 2018, due mainly to increase in the exposure to currency risk, as a consequence of an increase of the 131.82% in the net position in US. dollars in Bancolombia.

The following table presents the total change on market risk and every risk factor.

December 2018
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	249,070	241,602	317,524	204,478
Exchange Rate	909,648	712,435	909,648	563,322
Share Price	91,847	103,127	112,372	91,847
Collective Portfolios	196,819	192,920	198,227	187,842
Total Value at Risk	1,447,384	1,250,084	1,447,384	1,108,052
December 2017
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	283,548	289,811	303,876	269,572
Exchange Rate	559,362	488,395	883,924	330,108
Share Price	70,758	76,632	84,059	70,758
Collective Portfolios	173,236	156,335	174,373	34,558
Total Value at Risk	1,086,904	1,011,173	1,406,514	877,348

•	Assumptions and Limitations of VaR Models

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

The Bank has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 50 basis points (bps).

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book.

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
In millions of COP
Assets sensitivity 50 bps	361,427	346,000
Liabilities sensitivity 50 bps	185,477	180,714
Net interest income sensitivity50 bps	175,950	165,286

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
In millions of USD
Assets sensitivity 50 bps	39	38
Liabilities sensitivity 50 bps	36	30
Net interest income sensitivity50 bps	3	8

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

Total Exposure:

As of December 31, 2018, the net interest income sensitivity in local currency for the Banking Book instruments, entered into for other than trading purposes with positive parallel shifts of 50 basis points was COP 175,950. The change in the net interest income sensitivity between 2018 and 2017 is due to the increase in the sensitivity of loans due their growth.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 50 basis points, was USD 3 at December 31, 2018, compared with USD 8 at December 31, 2017. The decrease in net interest income sensitivity due to interest rate risk between 2018 and 2017 occurred due to the reduction in repricing term of Demand Deposits.

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

Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in the energy and financial sectors. The market value of those investments increased by 11.23% during the year, from COP146,667 million as of December 31 st, 2017 to COP163,136 million as of December 31 st, 2018, because of the increase in the market value of the investments in the energy sector.

The structural equity positions are exposed to equity price risk. Sensitivity calculations are made for those positions:

Table 2. Share Price Sensitivity

	December 31, 2018	December 31, 2017
Fair Value	163,136	146,667
Delta	14,7%	14.70%
Sensitivity	23,981	21,560

A negative impact of 14.70%, applied to the market value, produces a decrease of COP 23,981 on the structural equity investments market value, which would decrease from COP 163,136 to COP 139,155.

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

At the Bank, liquidity prevails over any objective of growth or revenue. Managing liquidity has always been a fundamental pillar of its business strategy, together with capital, in supporting its statement of financial position.

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

The measures to control liquidity risk include maintaining a portfolio of highly liquid assets, and the definition of triggers and liquidity limits, which enable evaluating the level of exposure of each one of the entities in a proactive way.

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

Periodically, a validation of the policies, limits, processes, methodologies and tools to evaluate liquidity risk exposure is performed, in order to establish its pertinence and functionality, and to carry out the necessary adjustments. The Market and Liquidity Risks Management Office elaborate reports daily, weekly and monthly basis in order to monitor the exposure levels and the limits and triggers set up, and to support the decision-making process.

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

In order to estimate liquidity risk, the Bank measure a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 day. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2018	December 31, 2017
Net cash outflows into 30 days*	7,004,662	5,122,512
Liquid Assets	26,506,750	24,374,356
Liquidity coverage ratio	372.48%	475.83%

*	Net cash outflows into 30 days: (Interbank borrowings, Financial assets investments, Loans and advances to customers, Derivative financial instruments), minus 30 days contractual maturities of liabilities. Demand deposit Time deposits, Interbank deposits Borrowings from other financial institutions Debt instruments, Derivative financial instruments.

b.	Liquid Assets

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

The following table shows the liquid assets held by Bank´s:

Liquid Assets(1)	December 31, 2018	December 31, 2017
High quality liquid assets*
Cash	15,370,693	14,793,855
High quality liquid securities	9,268,481	7,963,343
Other Liquid Assets	-
Other securities**	1,867,576	1,617,158
Total Liquid Assets	26,506,750	24,374,356

(1)	Feature possesses the high liquidity available in all cases, and those liquid assets received by the Central Bank for its operations expansion and monetary contraction. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

*	High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.

**	Other Securities: Securities issued by financial and corporate entities.

c.	Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Group’s financial assets:

Contractual maturities of financial assets December 31, 2018

Financial Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Cash and balances with central bank	15,833,017
Interbank borrowings - Repurchase agreements	2,965,646
Financial assets investments	7,512,098	4,557,121	2,585,777	3,608,511
Loans and advances to customers	61,653,720	52,485,542	33,393,032	59,347,861
Derivative financial instruments	1,073,804	174,475	486,746	247,268
Total financial assets	89,038,285	57,217,138	36,465,555	63,203,640

Contractual maturities of financial assets December 31, 2017

Financial Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Cash and balances with central bank	15,542,195	-	-	-
Interbank borrowings - Repurchase agreements	2,805,467	-	-	-
Financial assets investments	6,706,487	5,258,546	3,107,856	1,931,710
Loans and advances to customers	54,997,084	50,519,957	29,659,278	50,569,611
Derivative financial instruments	804,392	176,490	405,710	233,762
Total financial assets	80,855,625	55,954,993	33,172,844	52,735,083

d.	Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2018

Financial Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Demand deposit from customers	85,275,330	-	-	-
Time deposits from customers	39,104,963	14,120,231	5,096,152	2,037,330
Interbank deposits-Repurchase agreements	3,132,911	531,734	-	-
Borrowings from other financial institutions	11,149,381	2,952,158	1,158,784	1,844,290
Debt securities in issue	3,721,909	8,078,228	7,489,901	5,813,722
Derivative financial instruments	636,410	101,836	391,930	240,727
Total financial liabilities	143,020,904	25,784,187	14,136,767	9,936,069

Contractual maturities of financial liabilities December 31, 2017

Financial Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Demand deposit from customers	77,997,629	-	-	-
Time deposits from customers	37,755,690	12,085,796	6,053,016	2,134,245
Interbank deposits - Repurchase agreements	3,861,258	524,880	-	-
Borrowings from other financial institutions	8,709,585	2,824,456	1,379,194	1,961,015
Debt securities in issue	3,210,313	5,676,708	8,460,302	8,050,023
Derivative financial instruments	670,817	117,485	383,380	229,804
Total financial liabilities	132,205,292	21,229,325	16,275,892	12,375,087

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

•	The demand deposits historically have maintained a tendency to remain stable.

•	The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.

e.	Financial guarantees

The tables below set out the remaining contractual maturities of the Group’s financial guarantees

December 31, 2018	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
In millions of COP
Financial guarantees	3,370,845	1,426,992	277,710	177,828

December 31, 2017	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
In millions of COP
Financial guarantees	5,137,205	1,224,061	149,238	191,139

31.4 Capital management

In order to cover future unexpected losses and be prepared against economic crisis, the Bank is engaged with an active capital management role. To this end, one of the main responsibilities of the Director of Financial Control, is to monitor constantly the capital adequacy allocation and suggest the appropriate measures before crisis take place.

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

In accordance with the Capital Adequacy Requirements, financial institutions in Colombia are required to achieve a minimum solvency ratio (Basic Solvency Risk Index, Tier 1) above 4.5%, and a total solvency risk index (Tier 2) greater than or equal to 9.0%.

In spite of the above, the management has directed its efforts towards the equity strengthening as shown in table below.

	As of
	December 31, 2018	December 31 2017
	In millions of COP
Regulatory Capital and Capital Adequacy Ratios
Basic Ordinary Equity	23,965,972	22,221,965
Deductions Basic Ordinary Equity	(4,251,247)	(4,189,222)
Total Basic Ordinary Equity	19,714,725	18,032,743
Additional Equity	6,704,144	7,143,524
Total Regulatory Capital	26,418,869	25,176,267
Capital Ratios
Primary capital to risk-weighted assets (Tier 1)	10.05%	10.15%
Secondary capital to risk-weighted assets	3.42%	4.03%
Technical capital to risk-weighted assets (Tier 2)	13.47%	14.18%

NOTE 32. IMPACTS ON APPLICATION OF NEW STANDARDS

a)	Accounting Pronouncements Applicable in 2018

IFRS 9 financial instruments: The Bank adopted IFRS 9 as issued in July 2014 from and as of from January 1, 2018. As permitted by the transitional provisions of IFRS 9, the Bank elected not to restate comparative figures. Any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognized in the retained earnings.

The changes in the significant accounting policies related to financial instruments and the adjustments to the items presented previously in the financial statements are described below.

•	Classification of financial assets: Pursuant to IFRS 9, the business model used to manage investments provides information that is useful in assessing the amounts, timing and uncertainty of the entity’s future cash flows. On the date of initial application of IFRS 9, the Bank evaluated the business model through which each group of investments in debt instruments is managed by the Bank, identifying whether the objective of the business model used to manage the portfolio is to hold assets (i) to collect contractual cash flows or (ii) to collect contractual cash flows and sell the instruments. The investments were reclassified, respectively, from the category previously used to either “amortized cost” or “at fair value through other comprehensive income” (FVOCI) if the instruments give rise, on specific dates, to cash flows that are solely payments of principal and interest of the outstanding principal. Investments that were not classified at amortized cost or FVOCI were subsequently reclassified as measured “at fair value recognized through profit and loss” (FVTPL).

•	Business model assessment: The Bank makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-	The policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets.
-	How the performance of the portfolio is evaluated and reported to the Bank’s management.
-	The risks that affect the performance of the business model and how those risks are managed.
-	How managers of the portfolio are compensated, specifically, whether the compensation is based on the fair value of assets managed or the contractual cash flows collected.
-	The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Bank’s objective for managing the financial assets is achieved and how cash flows are realized.

•	Determination of contractual cash flows as “solely payments of principal and interest” (SPPI) on the principal amounting outstanding: For purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset at the time of the initial recognition. ‘Interest’ is defined as consideration for the time value of the money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making the SPPI assessment, the Bank considers:

-	Contingent events that would change the amount and timing of cash flows
-	Leverage features
-	Prepayment and extension terms
-	Terms that limit the Bank’s claims to cash flows from specified assets
-	Features that modify consideration of the time value of money

As a result of the SPPI assessment, the Bank has determined that the contractual cash flows of loan portfolio and debt instruments, except for TIPS (mortgage securities) class ‘C’ and ‘MZ’, are solely payments of principal and interest of the principal amount outstanding.

The Bank’s policies related to the classification of financial instruments are expressed in Note 2.D.7.4 to the Consolidated Financial Statements.

Prior to the date of application of IFRS 9, 2014, portfolios that were managed on the basis of fair value according to a documented strategy, internal reports or evaluations of the performance of such instruments based on their fair value were not designated by the Bank as financial instruments as measured at fair value through profit or loss. On the transition date, such portfolios remained not designated as such.

In the previous adoption of IFRS 9, 2013, the Bank made an irrevocably election to present subsequent changes in equity instruments that were not held for trading in other comprehensive income. Such designations remain unchanged.

The measurement categories and carrying amount for financial instruments as of December 31, 2018, under IFRS 9 (2013) and the new categories in IFRS 9 (2014) are shown below:

	Note	Original classification under IFRS 9 (2013)	New Classification under IFRS 9 (2014)	Original carrying amount under IFRS 9 (2013)	New carrying amount under IFRRS 9 (2014)	Impact to equity
Financial assets
Cash and cash equivalents	4	Amortized cost	Amortized cost	18,165,644	18,165,644	-
Debt securities (a)	5.1	FVTPL	FVOCI	2,105,230	2,106,468	1,238
Debt securities	5.1	FVTPL	FVTPL	8,596,625	8,596,947	322
Debt securities (b)	5.1	Amortized cost	FVOCI	850,535	884,884	34,349
Debt securities (c)	5.1	Amortized cost	FVTPL	176,229	180,976	4,747
Debt securities	5.1	Amortized cost	Amortized cost	3,130,804	3,121,981	(8,823)
Equity securities	5.2	FVTPL	FVTPL	988,455	988,455	-
Equity securities	5.2	FVOCI	FVOCI	529,375	529,375	-
Derivatives	5.3	FVTPL	FVTPL	1,134,372	1,134,372	-
Loans and financial leases	6	Amortized cost	Amortized cost	152,244,991	151,209,930	(1,035,061)
Total financial Assets				187,922,260	186,919,032	(1,003,228)

	Note	Original classification under IFRS 9 (2013)	New Classification under IFRS 9 (2014)	Original carrying amount under IFRS 9 (2013)	New carrying amount under IFRRS 9 (2014)	Impact to equity
financial liabilities
Customer deposits	14	Amortized cost	Amortized cost	131,959,215	131,959,215	-
Interbank	15	Amortized cost	Amortized cost	1,084,591	1,084,591	-
Repos	15	Amortized cost	Amortized cost	3,236,128	3,236,128	-
Derivatives	5.2	FVTPL	FVTPL	945,853	945,853	-
Financial liabilities	16	Amortized cost	Amortized cost	13,822,152	13,822,152	-
Issued debt securities	17	Amortized cost	Amortized cost	19,648,714	19,704,624	(55,910)
Other liabilities	20	N/A	N/A	151,789	139,999	11,790
Total financial liabilities				170,848,442	170,892,562	(44,120)

The application of revised accounting policies responsive to IFRS 9 resulted in the following adjustments:

(a)	LETES (El Salvador Public Treasury Bills) issued by the Government of El Salvador which amounted to COP 129,962, bonds issued by the Government of Guatemala to COP 206,031, bonds issued by The Republic of Panama to COP 923,787 and treasury bonds of the United States of America to COP (475,428), among others, were reclassified from fair value through profit or loss (FVTPL) to fair value through other comprehensive income (FVOCI). These investments are now held within a business model whose objective is achieved by both collecting contractual cash flows and selling them in the market.

(b)	Bonds issued by the Government of Guatemala which amounted to COP 558,516 and term deposit certificates in foreign currency to COP 292,019 have been reclassified from the category Amortized cost to, FVOCI. The business model on which such instruments are now held achieves its objective not only collecting the contractual cash flows, but both collecting contractual cash flows and selling them in the market.

(c)	Bonds issued by the Guatemalan Government which amounted to COP 166,608 and corporate bonds of other Guatemalan issuers to COP 9,621 have been reclassified from amortized cost to FVTPL. Those instruments are now managed for selling them in the market, instead of obtaining the contractual cash flows.

The reconciliation of the carrying amount and measurement categories between IFRS 9 (2013) and IFRS 9 (2014) as of January 1, 2017 for debt instruments is described below:

	Closing balance as of December 31, 2017 under IFRS 9 (2013)	Reclassification	Remeasurement (1)	Opening balance as of January 1, 2018 under IFRS 9 (2014)
Debt instruments at fair value Through profit or loss
Initial balance	10,701,855	-	322	10,702,177
Reclassification to fair value through other comprehensive income (OCI)		(2,105,230)	-	(2,105,230)
Reclassification from Amortized cost		176,229	4,747	180,976
Final balance	10,701,855	(1,929,001)	5,069	8,777,923
Debt instruments measured at amortized cost
Initial balance	4,157,568	-	(8,823)	4,148,745
Reclassification to fair through profit or loss		(176,229)	-	(176,229)
Reclassification to fair value through other comprehensive income (OCI)		(850,535)	-	(850,535)
Final balance	4,157,568	(1,026,764)	(8,823)	3,121,981
Debt instruments measured at fair value through other comprehensive income
Initial balance	-	-	-	-
Reclassification from fair value through profit or loss		2,105,230	1,238	2,106,468
Reclassification from amortized cost		850,535	34,349	884,884
Final balance	-	2,955,765	35,587	2,991,352
Total changes in balances, reclassifications and re-measurements of financial assets	14,859,423	-	31,833	14,891,256

(1)	The effects presented contain changes due to the measurement of investment from Amortized cost to fair value and new loss allowance for credit risk of those instruments classified as amortized cost

Impairment: The impact of the allowance for credit losses at the end of 2017, under the incurred loss model of IAS 39 and the new allowance under the expected credit losses model determined in accordance with IFRS 9 to January 1, 2018, is presented below:

	December 31, 2017 under IAS 39	Remeasurement	January 1, 2018 under IFRS 9
Financial Instruments
Impairment of loan portfolio at amortized cost and financial leasing operations	8,223,103	1,035,061	9,258,164
Impairment of debt instruments at amortized cost	1,201	8,823	10,024
Impairment of debt instruments at fair value through other comprehensive income	-	5,705	5,705
Other liabilities (loan commitments and guarantees)	151,789	(11,790)	139,999
Total allowance for credit losses	8,376,093	1,037,799	9,413,892

Retained earnings: The following table analyses the impact of transition to IFRS 9 on Retained earnings:

Impact of adopting IFRS 9 (2014)
In millions of COP
Retained earnings
Closing balance as of 31 December 2017 under IFRS 9 (2013)	3,568,182
Recognition of expected credit losses under IFRS 9 (2014) for debt instruments at FVOCI	(4,837)
Recognition of expected credit losses under IFRS 9 (2014) for debt instruments at Amortized cost	(8,736)
Reclassification of investments in Debt instruments	24,126
Recognition of expected credit losses under IFRS 9 (2014) for loans and financial leases	(948,785)
Recognition of expected credit losses under IFRS 9 (2014) for Financial guarantees and loan commitments	16,990
Recognition of Debt modifications that do not result in derecognition	(55,910)
Diferred tax	245,512
Total impact to retained earnings	(731,640)
Opening balance as of (01 January 2018) under IFRS 9 (2014)	2,836,542
Non-controling interest	(18,141)
Effect of adoption of IFRS 9 (2014) in retained earnings	(749,781)

•	Modification of financial instruments that do not result in derecognition: As part of the Amendment to IFRS 9: Prepayment Features with Negative Compensation, IASB issued a clarification to the accounting for the modification of financial liabilities that do not result in derecognition. Pursuant to the clarification, IFRS 9 requirements for adjusting the amortized cost of a liability in that situation is consistent with those applied to the modification of a financial asset that does not result in derecognition. As a result, the bank adjusted the amortized cost of the outstanding bonds that were subject to the intermediated exchange of debt during 2018 at the present value of the estimated contractual cash flows, discounting at the original effective interest rate of the bonds. The resulting increase in liability of COP 55,910 was recognized as of January 1, 2018 as part of the transition to IFRS 9.

For further information please see note 2.D.7.4 to the Consolidated Financial Statements.

IFRS 15, Revenue from Contracts with Customers: On January 1, 2018, the Bank adopted IFRS 15 Revenue from contracts with customers. The transition method used by the Bank in the implementation of IFRS 15 was the modified retrospective approach, due to it opting to retroactively apply this Standard only to current contracts which were not completed by the initial application date, adopting the standard as of January 1, 2018.

In the process of implementing IFRS 15 in the Bank, the contracts agreed with customers were reviewed, in order to establish the impacts on the separation of the components included in them. For this purpose, the following activities were carried out:

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

In carrying out the above activities and in evaluating the criteria of the standard, it was identified that there are no changes to the recognition of revenues for the Bank given that the accounting procedures are in accordance with IFRS 15. However, the adoption of the new standard generated an impact at the disaggregation level in the figures disclosed in the Note 24.3 for the years 2016 and 2017 in the Bank’s annual report in 2017, because of the definition of the services offered by the Bank.

b)	Recently Issued Accounting Pronouncement Applicable in 2019

IFRS 16 Leases: On January 1, 2019, the Bank will adopt IFRS 16 Leasing issued on January 2016.

Transition Model: At the end of the 2018 period, the Bank has some agreements that do not have the legal form of a lease, so it determined that the agreement contains a lease under IFRS- IC 4. At the time of transition to IFRS 16, the Bank could choose whether:

a.	To apply the definition of lease of IFRS 16 to all its contracts; or

b.	To apply the practical solution and do not reevaluate whether a contract is, or contains, a lease.

The Bank plans not to accept the practical solution proposed by the standard, therefore, it will evaluate all contracts to identify implicit leases.

Lessee: The Bank plans to apply the exemptions provided by the Standard in paragraph 5 for short-term and low-value leases, so these contracts will be recognized as an expense on a straight-line basis over the lease term.

The Bank is evaluating the impact of IFRS 16 in its financial statements, identifying that the most significant effect at the end of the 2018 period is the recognition of assets and liabilities of its operating lease agreements, especially properties used in the operation of offices. In addition, the nature of the expenses corresponding to operating lease contracts as lessee will change with IFRS 16, from lease expenses to charges for depreciation of rights to use the asset and financial expenses in lease liabilities. The transition model chosen by The Bank is the modified retrospective, where the right-of-use assets will be measured as if IFRS 16 had always been applied, using the incremental rate of indebtedness known at the transition date.

The preliminary impact of the adoption of this new standard could generate the recognition of assets for right of use between COP 1,980,830 and 2,174,830 and lease liabilities between COP 2,393,442 and 2,587,442, which according to the defined option of valuation of the right-of-use could generate a decrease in retained earnings as of January 1, 2019 between COP 309,815 and 503,815. On the other hand, a net impact on the deferred tax of approximately COP 120,000 is estimated. Once the analyzes are finalized, the final figures of the impacts on the adoption of this new standard will be defined and recognized. There will be no early adoption of this standard

As of January 1, 2019, the recognition of some lease agreements will influence the deferred tax, both in the initial recognition of the right-of-use asset and the lease liability; it will also have an implication in subsequent periods, because the tax regulation for the management of the lease differs from this accounting recognition.

The Bank plans to use the following practical solutions when applying IFRS 16 using the modified adoption method for leases previously classified as operating leases using IAS 17:

a)	Do not carry out an assessment of the impairment of the value of the assets for the right-to-use lease contracts, because prior to the transition to IFRS 16, said contracts were evaluated and none was determined to be onerous;

b)	For contracts whose maturity is within 12 months following the date of initial application, they will be recognized as short-term leases.

c)	The initial direct costs of measuring the asset by right to use will be excluded on the date of initial application; and

d)	The Bank will use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the leases

NOTE 33. SUBSEQUENT EVENTS

The consolidated financial statements were approved by the Board of Director on Febreaury 19, 2019.

Arrendamiento Operativo CIB S.A.S.

On January 16, 2019 the Bank’s subsidiaries Renting Colombia S.A.S and Inversiones CFNS S.A.S have entered into an agreement with Arval Relsa for the sale of 100% of the shares of Arrendamiento Operativo CIB S.A.C – Renting Peru, an operational leasing company incorporated and with operations in Peru.

The purchase price for the shares was settled for USD 21,893 (gross basis without taking into consideration any tax withholding) and the transaction was closed on March 29, 2019.

Arval Relsa is the joint venture between Arval (subsidiary of BNP Paribas, with more than one million vehicles in operational leasing) and Relsa (company with 15 years of experience in the Peruvian market) that seeks to strengthen the car leasing and vehicle fleet management businesses in Peru and Chile.

