Form 20-F
period 2019-12-31
BANCOLOMBIA SA
filed 2020-04-27
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________to___________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report___________

For the transition period from .___________ to___________

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

Carrera 48 # 26-85, Medellín, Colombia

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares	CIB	New York Stock Exchange
Preferred Shares		New York Stock Exchange*

*	Bancolombia’s preferred shares are not listed for trading directly, but only in connection with its American Depositary Shares, which are evidenced by American Depositary Receipts, each representing four preferred shares.

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
Yes☒  No ☐

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
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

Yes ☐  No ☒

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this annual report:

“ADSs” refers to the Bank’s American Depositary Shares (one ADS represents four preferred shares).

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

“Central Bank” refer to the Central Bank of Colombia (“Banco de la República”).

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

“Consolidated Financial Statements” refer to the audited consolidated statements of financial position of the Bank as of December 31, 2019 and 2018 and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017 and related notes included in this Annual Report.

“DTF” refer to the “Depósitos a Término Fijo” rate, the weighted average interest rate paid by finance corporations, commercial banks and financing companies in Colombia for time deposits with maturities of 90 days.

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

“preferred shares” and “common shares” refer to our issued outstanding and fully paid-in preferred and common shares, designated as “acciones con dividendo preferencial sin derecho a voto” and “acciones ordinarias”, respectively.

“Renting Colombia” refer to Renting Colombia S.A.S., a Subsidiary of Bancolombia S.A. organized under the laws of Colombia, which provides operating lease and fleet management services for individuals and companies.

“Representative Market Rate” refer to “Tasa Representativa del Mercado”, the U.S. dollar representative market rate, certified by the SFC. The Representative Market Rate is an economic indicator of the daily exchange rate on the Colombian market spot of currencies. It corresponds to the arithmetical weighted average of the rates for the purchase and sale of currencies by certain financial institutions (including Bancolombia) authorized to engage in foreign exchange transactions in Colombia.

“SEC” refer to the U.S. Securities and Exchange Commission.

“SMEs” refer to Small and Medium Enterprises.

“SMMLV” refer to “Salario Mínimo Mensual Legal Vigente”, the effective legal minimum monthly salary in Colombia. In 2019, the effective legal minimum monthly salary in Colombia was COP $828.116.

“Subsidiaries” refer to entities controlled by Bancolombia S.A. The Bank controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through the Bank’s power.

“Superintendency of Finance” or “SFC” refer to the Colombian Superintendency of Finance (“Superintendencia Financiera de Colombia”), a technical entity under the Ministry of Finance and Public Credit (“Ministerio de Hacienda y Crédito Público”) with functions of inspection, supervision and control over the entities involved in financial activities, capital markets, insurance and any other services related to the management, use or investment of resources collected from the public.

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in Item 3. “Key Information – D. Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. These factors include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by the Bank’s borrowers; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings; (xi) changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions in which the Bank does business and (xii) the negative impact on operations and financial results of the Bank resulting from widespread health emergencies, infectious diseases or pandemics, such as COVID-19.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited consolidated statements of financial position of the Bank as of December 31, 2019 and 2018 and the audited consolidated statements of income, of comprehensive income, changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017 and related notes (the “Consolidated Financial Statements”) included in this Annual Report were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local GAAP of each subsidiary.

The Consolidated Financial Statements include entities which the Bank controls, directly or indirectly. See Item 4. “Information on the Company – C. Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for Bancolombia S.A., and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements as of December 31, 2019 and 2018 and for the three fiscal years ended December 31, 2019, 2018, and 2017 contained in this Annual Report are expressed in millions of pesos.

This Annual Report translates certain pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 3,277.14 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2019. The SFC also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 27, 2020, the Representative Market Rate was COP 4,039.87 per USD 1.00.

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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected consolidated statement of financial position data as of December 31, 2019 and 2018, and the selected consolidated statement of income data for each of the periods ended December 31, 2019, 2018 and 2017, set forth below have been derived from the Consolidated Financial Statements under IFRS as issued by the IASB included in this Annual Report, except for the figures translated to U.S. dollars, which are presented for the convenience of the reader.

The selected consolidated statement of financial position data as of December 31, 2016 and 2015 have been derived from audited consolidated financial statements under IFRS as issued by IASB previously filed with the SEC as part of the Bank’s Annual Report on Form 20-F for the years ended December 31, 2016 and 2015.

The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto, the audit reports of the Bank’s independent registered public accounting firms and the previously consolidated statement filed with the SEC as part of the Bank’s Annual Report on Form 20-F for the years ended December 31, 2017, 2016 and 2015.

The Consolidated Financial Statements of the Bank as of and for the years ended December 31, 2019 and 2018 were audited by PricewaterhouseCoopers Ltda., while the Consolidated Financial Statements of the Bank for the years ended December 31, 2017 and 2016 were audited by Deloitte and Touche Ltda. The Consolidated Financial Statements of the Bank as of and for the year ended December 31, 2015 were audited by PricewaterhouseCoopers Ltda.

	As of and for the year ended December 31,
		2019(1)		2019		2018		2017		2016		2015
CONSOLIDATED STATEMENT OF INCOME DATA:
Total interest and valuation on financial instruments	USD	5,303,614	COP	17,380,684	COP	16,116,500	COP	16,696,393	COP	15,748,805	COP	11,269,644
Interest expenses		(1,885,728)		(6,179,794)		(5,670,216)		(6,232,986)		(6,053,100)		(4,037,941)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases, and other financial instruments and off balance sheet credit instruments		3,417,886		11,200,890		10,446,284		10,463,407		9,695,705		7,231,703
Credit impairment charges on loans and advances and financial leases, net(2)		(1,032,968)		(3,385,181)		(3,851,625)		(3,468,699)		(2,643,710)		(1,667,680)
Credit impairment recoveries (charges) on off balance sheet credit instruments		(7,993)		(26,195)		5,668		7,082		(87,442)		(7,421)
Allowances for credit losses on debt investments(2)		78		255		2,885		-		-		-
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments		2,377,003		7,789,769		6,603,212		7,001,790		6,964,553		5,556,602
Total other operating income (3)		1,507,894		4,941,579		4,495,556		4,217,039		3,974,310		3,577,320
Total operating expenses		(2,518,605)		(8,253,817)		(7,482,898)		(7,226,058)		(6,970,581)		(5,898,287)
Profit before tax		1,366,292		4,477,531		3,615,870		3,992,771		3,968,282		3,235,635
Income tax		(385,386)		(1,262,964)		(829,435)		(1,238,598)		(1,176,832)		(649,250)
Profit for the year from continued operations		980,906		3,214,567		2,786,435		2,754,173		2,791,450		2,586,385
Net income from discontinued operations		-		-		-		-		163,497		22,513
Net income		980,906		3,214,567		2,786,435		2,754,173		2,954,947		2,608,898
Net income attributable to equity holders of the parent company	USD	951,241	COP	3,117,351	COP	2,658,864	COP	2,615,000	COP	2,865,328	COP	2,518,890
Non-controlling interest		29,665		97,216		127,571		139,173		89,619		90,008
Weighted average of Preferred and Common Shares outstanding (4)				961,827,000		961,827,000		961,827,000		961,827,000		961,827,000
Basic and diluted earnings per share to common shareholders (4)		1.01		3,301		2,825		2,780		3,040		2,680
From continuing operations		1.01		3,301		2,825		2,780		2,870		2,656
From discontinued operations		-		-		-		-		170		24
Basic and diluted earnings per ADS (4)		4.03		13,204		11,300		11,120		12,160		10,720
From continuing operations		4.03		13,204		11,300		11,120		11,480		10,624
From discontinued operations				-		-		-		680		96
Cash dividends declared per share				1,638		1,092		1,020		950		888
Cash dividends declared per share (stated in USD)				0.50		0.34		0.34		0.32		0.28
Cash dividends declared per ADS				6,552		4,368		4,080		3,800		3,552
Cash dividends declared per ADS (stated in USD)				2.00		1.34		1.37		1.27		1.13

(1)	Translated for convenience only using the Representative Market Rate as computed and certified by the Superintendency of Finance on December 31, 2019 of 3,277.14 per USD 1.00.
(2)	IFRS 9 (2014) set significant changes in the assessment of the impairment of the value of financial instruments and therefore their associated risk, going from an incurred loss model to one of expected credit loss. As of December 31, 2019 and 2018, the Bank recognized credit impairment charges based on IFRS 9 model. The allowances for the years ended December 31, 2017, 2016, and 2015 were computed under IAS 39. Accordingly, those amounts are not comparable to the amounts as of December 31, 2018 and 2019.

(3)	Includes total fees and commissions net, other operating income and dividends received, and share of profits of equity method investees. See consolidated statement of income to the Consolidated Financial Statements, and for the year ended as of December 31, 2015, see annual reports previously filed with the SEC for the years ended December 31, 2016 and 2015.

(4)	The weighted average of preferred and common shares outstanding for the fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015 are 452,122,416 preferred shares and 509,704,584 common shares.

				For the year ended December 31,
		2019(1)		2019		2018		2017		2016		2015
SELECTED CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA:
Assets:
Cash and cash equivalents	USD	7,243,524	COP	23,738,042	COP	18,730,810	COP	18,165,644	COP	20,460,245	COP	18,597,614
Financial assets Investments		5,133,364		16,822,754		17,361,475		16,377,253		13,060,653		14,277,824
Derivative financial instruments		580,676		1,902,955		1,843,708		1,134,372		1,677,970		2,382,168
Loans and advances to customers and financial Institutions		55,622,507		182,282,743		173,819,116		160,468,094		151,747,486		145,620,639
Allowance for loans and advances and lease losses(2)		(3,335,041)		(10,929,395)		(10,235,831)		(8,223,103)		(6,621,911)		(5,248,755)
Assets held for sale and inventories, net		158,293		518,749		636,028		377,003		273,187		1,950,808
Investment in associates and joint ventures		722,507		2,367,757		2,149,579		1,565,059		1,298,246		546,549
Investment property		608,141		1,992,964		1,732,873		1,657,409		1,581,689		1,505,046
Premises and equipment, net (3)		1,168,050		3,827,865		3,368,647		3,127,405		3,115,697		3,052,266
Right of use assets		516,339		1,692,116
Goodwill and Intangible assets, net		2,207,203		7,233,312		7,201,855		6,631,424		6,694,037		7,092,255
Deferred tax, net		122,363		401,002		271,177		148,614		222,862		170,482
Other assets, net		1,292,973		4,237,249		3,197,045		2,479,037		2,750,883		3,025,971
Total assets	USD	72,040,899	COP	236,088,113	COP	220,076,482	COP	203,908,211	COP	196,261,044	COP	192,972,867
Liabilities and stockholders’ equity: Liabilities and equity
Deposits by customers		47,970,277		157,205,312		142,128,471		131,959,215		124,624,011		121,802,028
Borrowings from other financial institutions		4,259,611		13,959,343		16,337,964		13,822,152		18,905,843		19,721,184
Debt instruments in issue		6,078,933		19,921,515		20,287,233		19,648,714		18,704,809		19,435,865
Lease liabilities (4)		558,897		1,831,585		-		-		-		-
Other liabilities (5)		4,383,316		14,364,739		14,667,589		14,048,580		11,549,401		11,605,871
Total equity		8,789,865		28,805,619		26,655,225		24,429,550		22,476,980		20,407,919
Total liabilities and equity	USD	72,040,899	COP	236,088,113	COP	220,076,482	COP	203,908,211	COP	196,261,044	COP	192,972,867

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of COP 3,277.14 per U.S. 1.00 on December 31, 2019.

(2)	IFRS 9 (2014) set significant changes in the assessment of the impairment of the value of financial instruments and therefore their associated risk, going from an incurred loss model to one of expected credit loss. As of December 31, 2019 and 2018, the Bank recognized credit impairment charges based on IFRS 9 model. The allowances for the years ended December 31, 2017, 2016, and 2015 were computed under IAS 39. Accordingly, those amounts are not comparable to the amount as of December 31, 2018 and 2019.

(3)	The Bank previously classified land and buildings that were acquired through foreclosure of loans with net carrying amount of 189,296 as of December 31, 2015 in premises and equipment. As of December 31, 2016, and 2015, such assets were reclassified to other assets as they are intended for immediate sale or disposition.

(4)	As of January 1, 2019 the Bank adopted IFRS 16 using the modified retrospective adoption method, in which the right-of-use assets are measured as if IFRS 16 had always been applied, using the lessee’s incremental borrowing rate known at the date of transition. See Note 7 to the Consolidated Financial Statements, Leases.

(5)	Includes interbank deposits, repurchase agreements and other similar secured borrowing, liabilities relating to assets held for sale, derivative financial instruments, preferred shares, current tax, deferred tax, net, employees benefit plans and other liabilities See consolidated statement of financial position to the Consolidated Financial Statements.

See ― “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information –A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015.

SELECTED RATIOS

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	Percentages, except for operating data
SELECTED RATIOS: (1)
Profitability ratios:
Net interest and valuation margin from continuing operations (2)	5.67	5.80	6.08	5.96	5.25
Return on average total assets from continuing operations (3)	1.35	1.28	1.30	1.49	1.53
Return on average stockholders‘ equity attributable to the owners of the parent company (4)	12.09	11.50	11.99	14.52	13.62
Efficiency ratio:
Operating expenses to net operating income from continuing operations	51.13	50.08	49.22	51.02	54.57
Operating expenses to average total assets from continuing operations	3.57	3.62	3.60	3.64	3.62
Operating expenses to productive assets from continuing operations	4.18	4.16	4.20	4.29	4.28
Capital ratios:
Technical capital to risk weighted assets (5)(6)	12.82	13.47	14.18	13.26	12.46
Credit quality data:
Past due loans to loans principal (7)	4.27	4.33	4.49	3.31	2.98
Allowances for loan and lease losses to past due loans principal	133.94	128.21	107.52	125.90	115.16
Allowance for loan and lease losses as a percentage of total loans principal	5.71	5.55	4.83	4.17	3.43
Operational data (in units):
Number of branches (8)	1,083	1,113	1,153	1,247	1,274
Number of employees (9)	31,075	31,040	31,061	34,567	34,392

(1)	Average balances used to calculate the ratios have been calculated as follows: for eah year presented, for each month, the actual month-end balances were established. The average consolidated balance for such periods is the average of such month-end balances. These averages are calculated using 13 month-end balances.

(2)	Net interest and valuation on financial instruments income divided by average interest-earning assets.

(3)	Net income attributable to equity holders of the Parent Company divided by average total assets.

(4)	Net income attributable to equity holders of the Parent Company divided by average stockholders’ equity attributable to the owners of the parent company.

(5)	For an explanation of risk-weighted assets and Technical Capital, see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation” and Item 5 “Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – B.1. Liquidity and Funding - Capital Adequacy".

(6)	The Bank’s consolidated capital adequacy was computed considering balance accounts under IFRS for each year presented.

(7)	Loans that are past due more than 30 days to loans principal.

(8)	Number of branches includes branches of the Bank’s Subsidiaries. For some subsidiaries, the central office is considered a branch. Representative offices are included.

(9)	The number of employees includes employees of the Bank’s consolidated Subsidiaries. For the year 2015 Compañía de Financiamiento Tuya S.A had 3,020 employees. For the years 2016, 2017, 2018 and 2019, Tuya S.A. Compañía de Financiamiento is classified as an investment in a joint venture in the Bank’s consolidated financial statements.

Exchange Rates

On March 31, 2020, the Representative Market Rate was COP 4,054.54 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the SFC calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period-End
March 2020	3,455.56	4,153.91	4,054.54
February 2020	3,355.44	3,539.86	3,539.86
January 2020	3,253.89	3,423.24	3,423.24
December 2019	3,277.14	3,508.39	3,277.14
November 2019	3,318.47	3,522.48	3,522.48
October 2019	3,380.90	3,497.34	3,383.29

Source: SFC.

The following table sets forth the peso/U.S. dollar representative market rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Representative Market Rate
Period	Period-End	Average
	Peso/USD 1.00
2019	3,277.14	3,297.01
2018	3,249.75	2,977.54
2017	2,984.00	2,963.13
2016	3,000.71	3,039.23
2015	3,149.47	2,773.43

Source: SFC.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates.

The ongoing pandemic may adversely affect the Bank´s business and financial results.

The ongoing COVID-19 pandemic may impact our ability to provide services in the ordinary manner due to precautions and health and safety measures instated to avoid the expansion of illnesses. These measures, as well as others implemented by governmental authorities, may have a negative effect on our business operations and financial condition. For more information see “Item 4. Information on the Company – B. Business Overview – B.10. Covid-19 Considerations”.

We implemented procedures to allow most of our staff to work remotely in the geographies were the Bank operates. These procedures may result in incremental security, cybersecurity and operational risks, as well as increased periods of service unavailability. Although part of our physical branches remain open to the public, as required by law, the service hours, number of branches, and number of staff has been limited and, as a result, our customers will migrate from physical service channels to telephone or digital channels, which may lead to network congestions and result in longer customer waiting times.

COVID-19 may significantly impact macro-economic variables in the countries where we operate, which might adversely affect our results. Moreover, we are exposed to the performance of borrowers conducting business in many industries and commercial activities, some of which depend on the performance of the global economy, which will likely emerge in distress from these events.

The current situation associated to the spread of COVID-19 has caused worldwide business and trade disruption. As a result, the banking sector in general, including us, might have lower liquidity levels. In addition, further Expected Credit Losses (“ECLs”) could arise from other parts of our business impacted by the disruption to global supply chains, and through the impact that COVID-19 is having more broadly on economic growth globally. If any such events materialize, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

The general uncertainty regarding the pandemic and other global events such as the performance of the oil prices, has resulted in high volatility on the markets and exchange rates, which has affected and may continue to affect our client’s investment portfolios and foreign exchange exposures, and result in a decrease of assets under management in our wealth management business and an in an increase in default rates. Furthermore, prolonged volatility may have a negative impact on the Bank´s proprietary trading business and on the valuation of our portfolio.

Additionally, our business depends upon, among other things, on the willingness and ability of our customers in multiple sectors of the economy to conduct banking and other financial transactions. These customers may experience a significant economic impact from these events which may result in a lower demand for loans, a decrease in savings and investments, and an inability to perform on their obligations under current loans.

The effects resulting from COVID-19 may have an adverse effect on our operations and, given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of, protective measures, as of the date of this annual report it is not possible to reasonably estimate at the time the impact to our results of operations, cash flows or financial condition. The risks related to COVID-19 and its impacts are being constantly monitored by our Senior Management and Board of Directors. For more information see “Item 4. Information on the Company - B. Business Overview – B.10. Covid-19 Considerations”.

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

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, Panama, El Salvador, Guatemala or other countries in where the Bank operates, could adversely affect the Bank’s consolidated results.

Uncertainty relating to tax legislation poses a constant risk to us. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting deductions and exemptions, and eliminating incentives and non-taxed income. Notably, the Colombian and Salvadorian governments have significant fiscal deficits that may result in future tax increases. Moreover, in Colombia, the tax reform of 2018 resulted in a tax burden that is higher on the banking industry than on other taxpayers and, therefore, we can give no assurance that additional differential treatment will not be imposed in the future. On October 16, 2019, the Colombian Constitutional Court declared the tax reform of 2018 unconstitutional with effect as of January 1, 2020. Consequently, on October 22, 2019, the Colombian government presented to Congress a new tax reform bill to replace the 2018 reform which was signed into law on December 27, 2019. The new tax reform is similar to the 2018 tax reform (except for issues that were challenged in 2019) but does increase the surcharge for financial entities in 4%, from 33% to 37% in 2020. The surcharge for years 2021 and 2022 remains at 3% as initially intended in the 2018 tax reform. Higher taxes such as the surcharge could negatively affect our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way as we do, even though the Bank does not normally adopt aggressive positions on tax law interpretation. Differing interpretations could result in future tax litigation and associated costs.

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, including during 2019, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Because a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact our results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of our ADSs as well as the market price and liquidity of ADSs.

Colombia has experienced several periods of violence and instability that could affect the economy and the Bank.

Colombia has experienced periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. Despite the peace treaty between the Colombian government and the Revolutionary Armed Forces of Colombia (“Fuerzas Armadas Revolucionarias de Colombia or FARC”), a lasting decrease in violence or drug-related crime in Colombia or the successful integration of former guerilla members into Colombian society, may not be achieved. In 2018, the Colombian government suspended the peace negotiations with the National Liberation Army (“Ejército de Liberación Nacional” or “ELN”) and in 2019, a minority group of dissidents within FARC announced their return to illegal activities. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on us.

Allegations of corruption against the government, politicians and private industry in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Allegations of corruption against the Colombian government, politicians and private industry in the countries where we operate could create economic and political uncertainty specially, if the investigations triggered by these cases reach conviction or result in further allegations or findings of illicit conduct committed by the accused parties. Furthermore, proven or alleged wrongdoings could have adverse effects on the political and economic stability in such countries. These adverse political and economic effects may negatively impact our business, including by depressing business volumes, reducing our ability to recover amounts we have loaned to persons or projects involved in illicit or allegedly illicit conduct and/or harming our reputation.

Risk Factors relating to the Bank’s Business and the Banking Industry

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations. Such changes may also affect our regulatory capital and financial ratios. We monitor potential accounting changes and when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are not a number of issued but not yet effective IFRS changes, that could be expected to impact our reported results, financial position and regulatory capital in the next several years. For further information about developments in financial accounting and reporting standards, see Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies”.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.

We test the goodwill that we have recognized on the respective financial position of our operating segments for impairment at least annually. Our impairment test in respect of the assets recognized as of December 31, 2019 indicated that our respective goodwill balances are not impaired. The impairment test requires that we make assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of the goodwill associated with each operating segment and on estimates of the carrying amounts of the operating segments to which the goodwill relates. If the actual results in future periods deviate from the earnings and other assumptions on which our impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in charges to income.

Changes in banking laws and regulations in Colombia and in other jurisdictions in which the Bank operates could adversely affect the Bank’s consolidated results.

Banking laws and regulations, or their official interpretation, in Colombia and in other jurisdictions in which the Bank operates, have a material effect on the Bank’s business and operations. Banking laws and regulations may change frequently, and changes may be adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business.

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

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, Panama, El Salvador, Guatemala and the other jurisdictions in which the Bank operates or is an issuer. These Banking authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions on which the banks can extend credit. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

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

In prior years, the Colombian congress has considered various regulatory initiatives regarding banking fees. For instance, on December 27, 2019, Congress approved a new regulation which forces financial institutions to offer certain transactions or services such as national wire-transfers and certain withdrawls or deposits free of charge for clients who have either a savings account, a debit card or a credit card with the financial institution. Although the majority of such initiatives have not been adopted in the past, there might be new initiatives to impose restrictions on banking fees in the future. If we are prohibited or otherwise limited (including by limits with respect to pricing) from continuing to charge our clients for certain products or services, including specified types of transactions, or from imposing charges for products or services that might be introduced in the future, our results of operations and financial condition could be adversely affected.

Colombian tax haven regulation could adversely affect the Bank’s business and financial results.

Decree 1966 of 2014, as modified by Decree 2095 of 2014, and Decree 1625 of 2016 designates 37 jurisdictions as tax havens for Colombian tax purposes although neither Panama nor other countries in which the Bank operates, were included on this list. As a result of the tax haven regulation the Bank’s clients who are residents in such jurisdictions would be subject to (i) higher withholding tax rates including a higher withholding rate on interest and dividends derived from investments in the Colombian securities market, (ii) the transfer pricing regime and its reporting duties, (iii) enhanced ability on the part of Colombian authorities to qualify a conduct as abusive under tax regulations, (iv) non-deductibility of payments made to such residents or entities located in tax havens, unless the required tax amount has been withheld and (v) additional information disclosure requirements, any of which could have a negative impact on Bancolombia’s business and financial results.

In order to avoid Panama’s designation as a tax haven by Colombia, Colombia and Panama signed a memorandum of understanding which states that both countries will negotiate a treaty for the avoidance of double taxation. This treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities. Any failure by Colombia and Panama to enter into such a Treaty, or the designation of Panama as a tax haven by Colombia, could result in a negative impact on the Bank’s customer base and, therefore, a potential negative impact on the Bank’s results of operations and financial condition. On April 28, 2016, the Colombian Ministry of Finance and Public Credit announced the successful conclusion of the negotiations between Colombia and Panama, but as of the date of this Annual Report no treaty has been entered into.

Further, even though, Panama adhered to the Convention on Mutual Administrative Assistance in Tax Matters of the Organization for Economic Cooperation and Development (“OECD”) in 2017, on February 18, 2020, the European Union finance ministers added Panama to its list of non-cooperative jurisdictions for tax purposes for allegedly having shortcomings over exchange of tax information on request based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. We cannot assure whether such decision will have any effect on the designation that Colombia may make as to Panama in the future.

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

The Bank is exposed to increased costs and damages in the event of failure of its services providers to perform their obligations under key services contracts

The Bank enters into contracts with third parties who provide certain key services that are essential to its business. These services include online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services, and technological infrastructure, among others. The Bank faces the risk of operational disruption, failure or capacity constraints due to its dependency on such third-party vendors for certain components of its systems.

While the Bank conducts due diligence prior to engaging with third party service providers and performs ongoing monitoring of vendor controls, it does not control their operations. If any of our key service providers fails to fulfill any of their contractual obligations or cause disruptions in services (including as a result of a cyberattack, other information security event or a natural or health disaster (such as COVID-19 or other epidemics), failure to handle current or higher volumes, poor performance of services and failure to comply with applicable laws and regulations), the Bank’s ability to conduct its businesses could be adversely affected and could also negatively impact its results of operations and financial position. In addition, the Bank may be required to incur significant additional costs to find replacement providers. Furthermore, the unavailability of the services provided by some technology vendors could result in the unavailability of certain channels through which our clients execute transactions with us until a replacement provider is engaged, which could result in lost revenue, additional costs and, potentially, adverse regulatory consequences and reputational harm.

The Bank has a robust vendor selection process designed to ensure that the service providers appointed are among the most experienced and qualified available in the market. The Bank also, generally requires that service providers have contingency plans, which must be regularly updated to anticipate, identify, and mitigate these potential risks. In addition, in most cases, when contracting a critical service provider, in accordance with applicable regulation, the Bank seeks to include contractual provisions related to SLAs (service level agreements), penalty clauses and insurances to deter the service providers from failing to comply with their contractual obligations.

Notwithstanding the measures described above, the Bank may not be able to prevent all significant negative consequences in case of a material failure of its key service providers.

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

Also, the Bank may suffer unexpected losses if the expected credit loss (ECL) model, used to estimate reserves to products expose to credit risk, becomes less predictive as a result of significant and unexpected changes in the assumptions and scenarios used in the model such as those caused by the outbreak of COVID-19 or other similar diseases which could impact the financial assets’ future cash flow, reduce their recoverable amount and increase the provisions for credit losses.

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

The Bank is a relevant player in the mortgage loan markets in which it operates. Colombia’s mortgage loan market is highly regulated and has historically been affected by macroeconomic factors, as have the mortgage loan markets of Panama, Guatemala and El Salvador. Although interest rates have been stable, periods of sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

The Bank is subject to concentration of default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2019, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented 7.33% of the Bank’s loan portfolio. No single exposure represented more than 2% of the loan book and all of those loans were corporate loans. Problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

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

The Bank holds a substantial portfolio of loans and debt instruments that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the value of the debt instruments. Increases in interest rates may reduce the market value of the Bank’s debt instruments, leading to smaller gains or larger losses on these investments. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, decreases in interest rates may cause margin compression and lower net interest income as the Bank usually maintains more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases, reducing the weighted average maturity of the Bank’s interest earning assets and adversely affecting its operating results. Prepayment risk also has a significant adverse impact on the Bank’s earnings from its credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment of the prepayment proceeds at lower yields. In addition, these risks could significantly impact the Bank’s portfolio as well as portfolios managed by the Bank and owned by third parties. To the extent we experience withdrawals of third-party assets, our asset management revenues and related income will be adversely affected.

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

The Bank’s debt instruments portfolio is primarily composed of sovereign debt instruments. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt, in particular risk associated with securities issued or guaranteed by the Colombian Government. As of December 31, 2019, the Bank’s total debt instruments represented 6.61% of its total assets, and 37.07% of these securities were issued or guaranteed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt instruments portfolio and consequently the Bank’s results of operations and financial position.

The Bank is subject to market, liquidity, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes on its own account and on behalf of its customers. The Bank is subject to market, liquidity (due to difficult to close out a trade prior to maturity or if bid-ask spreads are so large, representing a significant cost) and operational risk associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less developed in the jurisdictions in which the Bank operates as compared to other more economically developed countries, and the court systems in such jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there are increased operating and structural risks associated with derivatives transactions in these jurisdictions.

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

The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests and other client information, to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products, resulting in additional costs for the Bank and potentially fines and penalties by regulators which could materially and adversely affect the Bank’s results of operations and financial position. To guarantee service continuity, the Bank plans and implements exercises related to business continuity and disaster recovery as well as cybersecurity risks and vulnerabilities´ management, according to internal and external control areas requirements. There can be no assurance that these measures will successfully eliminate or substantially mitigate the risk associated with failure of our data collection, processing and storage systems.

The Bank is subject to cyber-security risk.

The Bank offers to customers the possibility to conduct their financial operations through virtual channels and internet services. We rely heavily on information technology systems to store, transmit, and process confidential information of our customers, and therefore are main targets of cyber threats that may carry out fraud, information leakage and interruption of the services on critical information assets, which could result in financial losses, regulatory penalties or negatively affecting the reputation of the Bank.

The Bank has alliances and business relationships that also store, transmit and process our confidential information and that of our customers and the organization itself, which constitutes an additional source of cybersecurity and technology operational risks. While the Bank performs actions to mitigate risks associated with these third party relationships such as risk assessments, definition and implementation of action plans, periodic control visits, quality control over software developments, assessments of their control environment, and request for the implementation of information security standards and policies, cyber threats could cause events impacts as previously discussed.

The landscape of cyber-attacks is constantly evolving, and increasingly complex techniques and tools are used by those who perpetrate such attacks. As a result, the Bank invests a large amount of resources to constantly improve its protection measures and manage cybersecurity events in real time, with the intention of seeking a suitable control environment to protect the company against emerging cybersecurity risks. Regardless of such efforts, given, among other factors, the large area of existing attack vectors and the incremental exposure through third parties, it is possible that not all cyber threats can be anticipated.

The Bank has instituted cybersecurity policies, standards, processes and technology to identify and detect threats, protect the information, and respond and restore from cybersecurity events, allowing it to proactively manage and mitigate cybersecurity risks. Additionally, the Bank has implemented a model with three lines of defense, governed by a collaborative work including (i) a first line whose responsibility consists in defining the information security strategy and the preventive detection and isolation of advanced threats, (ii) a second one that establishes the risk management framework to provide timely information that supports upper management in their making decision process and (iii) a third one that supports regulatory compliance, the strengthening of good practices in information security and the independent supervision of the management carried out in the first two lines of defense. The main objective of this model is to have better response mechanisms against cybersecurity incidents, allowing customers and their information to be protected and therefore maintain their trust.

For further information see “ITEM 4. Information on the Company – B. Business Overview- B.9. Cybersecurity framework”.

Failures related to the Bank’s information technology infrastructure and management information systems could adversely affect the Bank’s competitiveness, reputation, financial condition and results of operations.

In the past the Bank faced technological failures which affected some of the Bank’s products and services. To mitigate potential failures, obsolescence risks, and prevent future threats, the Bank has implemented technological updates, controls and measures, such as enabling alternative channels to guarantee the clients’ uninterrupted access to our services.

The organization recognizes the importance of having a business continuity management system and accordingly gives high priority to the design of contingency plans to avoid service interruption risks.

The occurrence of natural disasters in the regions in which the Bank operates could impair its ability to conduct business effectively and could impact its results of operations.

The Bank is exposed to the risk of natural disasters such as earthquakes, volcanic eruptions, tropical storms, floods, wind and hurricanes in the regions where it operates. Although the Bank has implemented disaster recovery systems, in the event of a natural disaster, unanticipated problems could have a material adverse effect on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data.

In addition, if a significant number of the Bank’s employees and managers became unavailable due to a natural disaster, the Bank’s ability to effectively conduct business could be severely compromised. In addition, the Bank may face added credit risk if its clients that are located in the affected region are not able to make timely payment on outstanding loans or other obligations to the Bank. A natural disaster or multiple catastrophic events could have a material adverse effect on the Bank’s business and results of operations in the affected region.

The Bank’s ability to attract and retain specialized talent could impact some digital business objectives.

The current economic landscape requires workforces to exhibit new skills and attributes such as creativity, innovation and flexibility, which are necessary to adapt the Bank’s operations to constant technological advances, and to update the Bank’s digital business models and strategies to develop new products and services. To respond to these trends, many companies, including financial institutions as the Bank, are struggling to engage employees with specialized knowledge in a variety of technological information areas, including data science, quantitative resources, information security and other technical areas, in which it is becoming more difficult to acquire and retain staff on a cost-effective basis.

The Bank’s strategic objectives are linked to their human talent. Specifically, the development of new products, services and digital tools demands that its human talent specialized capabilities to carry out the relevant process, enabling to achieve competitive advantages with respect to its competitors.

While the Bank has implemented strategies to attract and retain experienced and skilled professionals, the lack of specialized workforce to fill positions that require this kind of knowledge in various areas could negatively affect the Bank’s ability to deal with future challenges, slow the digital business strategy execution, including development of new products and affect the Bank’s results of operations.

As a result of climate change and evolving consumer trends, the Bank may need to modify its value proposition and credit risk management.

Addressing climate change, and learning how certain industries accelerate such change, has become a mainstream discussion topic in the last decade and the focus of increasing attention by various environmental groups and governments in recent years. This focus has influenced, and will continue to influence, how societies approach this issue and has caused, and will likely continue to cause, changes in consumer consumption trends, with an expected shift to products and services offered by companies that offer environmentally sustainable business models.

Social and environmental activists are increasingly targeting different businesses, including financial services companies such as the Bank, with public criticism for their relationships with clients that are engaged in certain sensitive industries, including businesses whose products contribute are or are perceived to contribute to climate change, or whose activities negatively affect or are perceived to negatively affect the environment.

The reputational harm to clients that offer products or services or engage in activities that are perceived to be have harmful effects on the environment or to accelerate climate change may cause their businesses to deteriorate and could potentially reduce their creditworthiness and result in an increase in the Bank’s allowances for loan losses. In order to address this risk, the Bank may need to prioritize the funding of industries whose activities do not present these risks. The commercial, risk and sustainability teams of the Bank take active steps to mitigate these risks and to adapt the Bank’s lending and investment activities to align more closely with evolving concerns regarding climate change and the protection of the environment. However, any resulting shift in patterns of loan origination trend may cause a reduction in the Bank’s loan portfolio as the Bank makes the transition to greater funding to businesses with more sustainable business models. Conversely, if the Bank is unable to shift its loan origination activities in the manner described above, it may become a target of public criticism and suffer reputational harm which in turn may cause certain clients and customers to cease doing business with the Bank, impair the Bank’s ability to attract new clients or expand its relationship with existing ones.

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

The Bank’s principal source of funds is short-term deposits, which on a consolidated basis represented 75.80% of total liabilities at the end of 2019 compared to 73.60% at the end of 2018. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

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

The Bank’s policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.

The Bank is required to comply with applicable anti-money laundering, anti-terrorism and anti-corruption laws and regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable authorities. While the Bank has adopted policies and procedures aimed at preventing and detecting the use of its banking network for money laundering and terrorism financing activities and by terrorists and terrorist-related organizations and individuals generally, as the methods used by criminals evolve and become increasingly sophisticated, such policies and procedures may not completely eliminate the risk that the Bank may be used by other parties to engage in money laundering, terrorism financing, corruption or other illegal or improper activities.

The Bank is subject to laws and regulations that prohibit corrupt payments to public officials, including the U.S. Foreign Corrupt Practices Act and Colombian regulations on transnational bribery. The Bank has anti-corruption procedures, which incorporates, among others, an anti-corruption policy, training, reporting channels, monitoring, internal investigations and sanctions. While this system is designed to prevent and detect corrupt behavior, it does not completely eliminate the risk that the Bank´s employees, providers, clients or agents may engage in corrupt practices.

If the Bank fails to fully comply with applicable laws and regulations, it may face fines, penalties or other liabilities including restrictions on its ability to conduct business. In addition, the Bank’s business and reputation could suffer if it is not able to prevent and detect money laundering, terrorism financing, corruption or other illegal practices.

The Bank is subject to increasing competition which may adversely affect its results of operations.

The Bank operates in a highly competitive environment and management expects competition to increase in the jurisdictions where the Bank operates. Intensified merger activity in the financial services industry has produced larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. Also, the emergence of new financial technologies, unregulated financial intermediaries (known as “shadow banking”) and the recent enactment of regulations aimed at enabling non-Colombian residents (other than individuals) to offer loans in COP, may increase competition for the Bank. The Bank’s ability to maintain its competitive position depends mainly on its ability to fulfill new customers’ needs through the development of new products and services, the Bank’s ability to offer adequate services and strengthen its customer base through cross-selling and the Bank’s ability to bring in and retain human talent. The Bank’s business will be adversely affected if the Bank is not able to maintain efficient service strategies. In addition, the Bank’s efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

Downgrades in the credit ratings of the Bank and its subsidiaries would increase their cost of borrowing funds and make their ability to raise new funds, attract deposits or renew maturing debt more difficult.

The Bank’s and its subsidiaries’ credit ratings are an important component of the liquidity profile of each entity, and their ability to successfully compete depends on various factors, including their financial stability as reflected by their credit ratings. A downgrade in the credit ratings of the Bank or its subsidiaries would increase their cost of raising funds from other banks or in the capital markets. Purchases of the Bank’s or its subsidiaries’ securities by institutional investors could be reduced if they suffer a decline in their credit ratings. The ability of the Bank or its subsidiaries to renew maturing debt could become restricted and the terms for such renewal more expensive if their credit ratings were to decline. The Bank’s and its subsidiaries’ lenders and counterparties in derivative transactions are sensitive to the risk of a credit rating downgrade. A downgrade in the credit rating of the Bank or its subsidiaries may adversely affect perception of their financial stability and their ability to raise deposits, which could make each entity less successful when competing for deposits and loans in the marketplace.

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

Discontinuation of the London InterBank Offered Rate (“LIBOR”), and the regulation and implementation of a replacement benchmark rate could adversely affect our business, financial condition and result of operations.

In 2017, the U.K. Financial Conduct Authority announced that it would no longer persuade or require banks to submit rates for the calculation of the Libor benchmark after 2021. This announcement has resulted in uncertainty about the future of Libor which is used as interest rate benchmark. These actions and uncertainties may trigger future changes in the rules or methodologies used to calculate benchmarks or lead to the discontinuation or unavailability of benchmarks.

In order to address the discontinuation of LIBOR, a work team was organized within the Bank, which is implementing different initiatives to mitigate risks. This team is focused on (i) systems adaptation, (ii) analyzing and implementing appropriate "fallback language" and (iii) designing a strategy to approach clients. Addressing the discontinuation of LIBOR includes understanding and identifying the impacts on products, contracts, technological applications, areas and processes that could be affected, as well as the effects on customers and the calculation of possible exposure of companies in Colombia, Panama, El Salvador and Guatemala. This team is supervised by a steering committee and the Bank’s board of directors.

The Bank is exposed to assets and liabilities linked to the calculation of Libor. For more information, see Item 5 “Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – B.1 Liquidity and Funding”.

Any failure by market participants, such as the Bank, and regulators to successfully introduce benchmark rates to replace Libor and implement effective transitional arrangements to address the discontinuation of Libor could result in disruption of the financial and capital markets. In addition, the transition process to an alternative reference rate could impact the Bank’s business, financial condition or result of operations, as a result of:

●	An adverse impact in pricing, liquidity, value, return and trading for a broad array of financial products, loans and derivatives that are included in the Bank’s financial assets and liabilities.

●	Extensive changes to documentation that contain references to Libor or use formulas that depend on Libor.

●	Disputes, litigation or other actions with counterparties regarding the interpretation and enforceability of provisions in Libor-based products such as fallback language or other related provisions.

●	The transition and development of appropriate systems and analytics to effectively transition the Bank’s risk management processes from Libor-based products to those based on one or more alternative reference rates in a timely manner; and

●	An increase in prepayments of Libor-linked loans by the Bank’s clients.

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

ADRs do not have the same tax benefits as other equity investments in Colombia. ADRs represent Bancolombia’s preferred shares and are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the regulations applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs.

However, the tax regime applicable to ADRs may change from time to time, considering that in recent years the Colombian tax regime has had several reforms.

For more information see “Item 10. Additional Information. –E. Taxation –Colombia Taxation”.

ITEM 4	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Bancolombia is one of the biggest Colombian financial institution, with presence in other jurisdictions such as Panama, El Salvador, Puerto Rico, Guatemala and the Cayman Islands, providing a wide range of financial products and services to a diversified individual, corporate, and government customer base throughout Colombia, Latin America and the Caribbean region.

Bancolombia is a stock company (“sociedad anónima”) domiciled in Medellin, Colombia and operates under Colombian laws and regulations, mainly the Colombian Commercial Code, Decree 663 of 1993 and Decree 2555 of 2010. Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”, and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi Banco Comercial y de Ahorros S.A. and Corporación Financiera Nacional y Suramericana S.A. merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages in retail and corporate banking which materially strengthened Bancolombia’s multi-banking franchise.

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

Also, in October 2013, Bancolombia Panama acquired a 40% interest in Grupo Agromercantil, the parent company of BAM, and certain other companies dedicated to securities brokerage and other financial businesses. On December 30, 2015, Bancolombia Panama acquired an additional 20% interest, which afforded and control of Grupo Agromercantil. On March 13, 2020 Bancolombia Panama and BAM Financial Corporation BFC, entered into a stock purchase agreement pursuant to which Bancolombia Panama will acquire the remaining 40% of the common stock of Grupo Agromercantil as a result of which Bancolombia Panama will own 100% of the shares of Grupo Agromercantil.

The aggregate purchase price for the shares representing the 40% to be adquired is USD 289,144,606, and such amount has been provisioned in Bancolombia’s consolidated financial statements for the fiscal year 2019. Closing of the transaction will occur once the approval by the regulatory authorities is obtained, which is expected to happen in the third quarter of 2020.

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

As of December 31, 2019, Bancolombia and its consolidated subsidiaries had:

COP 236,088 billion in total assets;

COP 171,353 billion in total net loans and advances to customers and financial institution;

COP 157,205 billion in total deposits by customers; and

COP 26,884 billion in stockholders’ equity attributable to the owners of the parent company.

Bancolombia’s consolidated net income attributable to equity holders of Bancolombia S.A. for the year ended December 31, 2019 was COP 3,117 billion, representing a return on average total equity of 12.09% and a return on average total assets of 1.35%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. The Bank’s website is: https://www.grupobancolombia.com. The Bank’s agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RECENT DEVELOPMENTS

Divestiture in Peruvian subsidiaries

On July 12, 2019, the Bank´s subsidiaries Fiduciaria Bancolombia and Banca de Inversión Bancolombia, completed the sale of a 100% stake in FiduPerú S.A. Sociedad Fiduciaria, to TMF Group Americas B.V. (“TMF”).

Changes to governance structure

On September 27, 2019, Jaime Alberto Velasquez Botero announced his decision to resign as the Chief Strategy and Financial Officer of Bancolombia. As a result of the announcement and in line with the development of the Bank’s governance model, the Corporate Vice-presidency of Bancolombia was created as of October 1, 2019. The Corporate Vice-presidency oversees the Legal, Financial, Treasury, Human Resources and Compliance Vice-presidencies and the Reputation and Communications and Regulation Departments. Mauricio Rosillo Rojas was appointed as Corporate Vice-president of Bancolombia.

Jose Humberto Acosta, who had been acting as the Financial Vice-president of Bancolombia, has assumed the position of Chief Financial Officer of Bancolombia.

Resignation of Mr. Roberto Steiner Sampedro and appointment of Mrs. Sylvia Escobar

On September 12, 2019, Mr. Roberto Steiner Sampedro resigned as a member of the Bank’s Board of Directors. Mr. Steiner, who was also member of the Risk and Corporate Governance Committees, resigned due to his appointment as Co-director of the Colombian Central Bank (the “Central Bank”). During the Bank’s last annual shareholders meeting, the shareholders appointed Mrs. Sylvia Escobar as the new independent board member to replace Mr. Steiner.

Appointment of Ms. Claudia Echavarria Uribe

On December 9, 2019, Ms. Claudia Echavarria Uribe assumed the position of Chief Legal Officer and General Counsel of Grupo Bancolombia. Ms. Echavarria Uribe most recently was the Corporate Vice-president and the General Counsel of Almacenes Exito S.A. and previously held various positions within the legal department of Bancolombia and Banca de Inversion Bancolombia between 2004 and 2015.

Issuance of Subordinated Notes due 2029 and Tender Offer for Outstanding Subordinated Notes

On December 18, 2019, Bancolombia issued US$550,000,000 aggregate principal amount of 4.625% Subordinated Notes due 2029.

On December 24, 2019, Bancolombia announced the expiration and final tender results of the offer by Citigroup Global Markets Inc., as offeror, to purchase for cash up to a maximum amount of US$750,000,000 of Bancolombia’s outstanding 6.125% Subordinated Notes due 2020 and 5.125% Subordinated Notes due 2022, under the terms and conditions set forth in the offer to purchase dated November 25, 2019. Pursuant to the tender offer the offeror accepted for purchase an aggregate principal amount of US$490,499,000 of subordinated notes duly tendered

Issuance of Senior Notes due 2025, Tender Offer for Outstanding Senior Notes and Redemption

On January 29, 2020, Bancolombia issued US$950,000,000 aggregate principal amount of 3.000% Senior Notes due 2025.

On February 7, 2020, Citigroup Globlal Markets Inc., as offeror, settled its tender offer to purchase any and all of Bancolombia´s outstanding 5.950% Senior Notes due 2021, under the terms and conditions set forth in the offer to purchase dated January 8, 2020. Pursuant to the tender offer, the offeror accepted for purchase an aggregate principal amount of US$559,395,000 of senior notes duly tendered. On March 2, 2020, Bancolombia redeemed all remaining 5.950% Senior Notes due 2021.

PUBLIC TAKEOVER OFFERS

In 2019, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL ACQUISITIONS AND DIVESTITURES

During 2019, total capital expenditures amounted to COP 659.9 billion. Such investments were mainly focused on IT related projects (COP 78 billion), the expansion of the Bank’s branch and ATM network (COP 73.3 billion), the purchase of fixed assets (COP 403.7 billion) (such as the new regional headquarters for Bancolombia in the city of Bogotá), and other miscellaneous projects, including new software modules, upgrade of web contents, automation of reports, and construction of data centers (COP 104.8 billion).

In 2019, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

In 2020, the Bank expects to invest approximately COP 669.0 billion as follows: COP 172.3 billion in connection with the expansion of the Bank’s branch and ATM network, COP 46.5 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment, COP 349.2 billion in connection with other fixed assets and COP 99.9 billion in connection with strategic projects. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s project portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital acquisitions and divestitures in interests in other companies, for the years ending December 31, 2019, 2018 and 2017:

Capital Acquisitions(1)		For the year ended December 31,
	Type of Investment	2019	2018		2017	Total
		In millions of COP
Compañía de Financiamiento Tuya S.A.	Joint venture	26,316	5,000		30,000	61,316
P.A. Fideicomiso Lote Avenida San Martin	Financial Instrument	8,215	-		-	8,215
VLIPCO S.A.S.	Joint venture	4,269	-		-	4,269
Reintegra S.A.S.	Associate	3,775	1,152		739	5,666
SPDR S&P 500 ETF Trust	Financial Instrument	2,736	-		-	2,736
Servicios de Identidad Digital S.A.S	Associate	2,369	-		-	2,369
P.A Proyecto CRECE	Joint venture	2,200	-		-	2,200
Amazon.com Inc	Financial Instrument	1,695	-		-	1,695
Health Care Select Sector SPDR® Fund	Financial Instrument	1,649	-		-	1,649
Consumer Staples Select Sector SPDR® Fund	Financial Instrument	1,628	-		-	1,628
Financial Select Sector SPDR® Fund	Financial Instrument	1,609	-		-	1,609
iShares Core MSCI EMU UCITS ETF	Financial Instrument	1,367	-		-	1,367
iShares MSCI Eurozone ETF	Financial Instrument	1,367	-		-	1,367
Microsoft Corporation	Financial Instrument	1,033	-		-	1,033
Alphabet Inc Class A	Financial Instrument	878	-		-	878
iShares MSCI Japan ETF	Financial Instrument	871	-		-	871
Canacol Energy Ltd.	Financial Instrument	857	-		2,375	3,232
500 Luchadores II, L.P	Financial Instrument	619	-		2,984	3,603
P.A Viva Malls	Associate	-	274,951		262,918	537,869
FCP Fondo Inmobiliario Colombia	Subsidiary	-	208,995		-	208,995
P. A. Cartera Factoring Valores Simesa	Financial Instrument	-	25,074		-	25,074
Fondo Renta Fija Valor	Financial Instrument	-	16,256		-	16,256
CIFI (Corporación para el financiamiento y la infraestructura)	Financial Instrument	-	6,599	(2)	-	6,599
Ely Lilly Company	Financial Instrument	-	1,047		-	1,047
Walgreens Boots Alliance, Inc	Financial Instrument	-	434		762	1,196
PA Central Point	Financial Instrument	-	-		36,242	36,242
Puntos Colombia S.AS.	Joint venture	-	-		9,000	9,000
ECOPETROL S.A.	Financial Instrument	-	-		6,347	6,347
Davivienda S.A. Preferencial	Financial Instrument	-	-		2,490	2,490
PA Estrategias Inmobiliarias	Financial Instrument	-	-		1,797	1,797
Grupo AVAL Acciones y Valores S.A.	Financial Instrument	-	-		1,735	1,735
CEMEX Latam Holdings S.A.	Financial Instrument	-	-		1,650	1,650
Fondo Bursátil Ishares COLCAP	Financial Instrument	-	-		1,567	1,567
Corporación Financiera Colombiana S.A.	Financial Instrument	-	-		1,501	1,501
Fondos SURA SAF SAC	Financial Instrument	-	-		1,345	1,345
Anheuser-Busch Companies, Inc	Financial Instrument	-	-		1,328	1,328
Johnson & Johnson	Financial Instrument	-	-		1,258	1,258
SPDR Gold Shares	Financial Instrument	-	-		916	916
Amgen, Inc	Financial Instrument	-	-		784	784
Others		1,649	3,457		3,440	8,546
Total Acquisitions		65,102	542,965		371,178	979,245

____________________________

(1)	The amount disclosed in this table correspond to the consideration paid as a result of the acquisition of each investment.
(2)	The amount of USD 1,122 thousand has been converted at the rate of COP 2,930.8 per USD 1,00, which is the Representative Market Rate calculated on June 30, 2018, as reported by the SFC.

Capital Divestitures(1)		As of December 31,
	Type of Investment	2019	2018	2017	Total
		In millions of COP
SURA ASSET MANAGEMENT S.A	Financial Instrument	423,997	-	-	423,997
EPSA S.A. E.S.P	Financial Instrument	128,450	-	-	128,450
Arrendamiento Operativo CIB S.A.C - Renting Perú (2)	Subsidiary	69,798	-	3,757	73,555
Concesiones CCFC S.A.	Associate	34,565	-	-	34,565
P. A. Cartera Factoring Valores Simesa	Financial Instrument	25,074	-	-	25,074
Avefarma S.A.S.	Associate	20,658	-	-	20,658
CIFI (Corporación para el financiamiento y la infraestructura)	Financial Instrument	20,065	-	-	20,065
Mortgage-Backed Securities	Financial Instrument	32,773	-	-	32,773
Panamerican Pharmaceutical Holding Inc.	Associate	8,951	-	-	8,951
Servicios de Aceptación S.A.S	Joint venture	8,927	-	-	8,927
Corporación Financiera Colombiana S.A.	Financial Instrument	8,777	-	-	8,777
Glassfarma Tech S.A.S.	Associate	4,424	-	-	4,424
DECEVAL	Financial Instrument	-	22,024	-	22,024
Renta Liquidez Cartera Colectiva	Financial Instrument	-	21,606	-	21,606
Bolsa de Valores de Colombia	Financial Instrument	-	6,752	-	6,752
ETB S.A. E.S.P.	Financial Instrument	-	2,940	-	2,940
Davivienda S.A. Preferencial	Financial Instrument	-	2,490	-	2,490
Canacol Energy Ltd.	Financial Instrument	-	2,375	-	2,375
Interconexión Eléctrica S.A.	Financial Instrument	-	1,976	-	1,976
Preferencial Grupo Sura	Financial Instrument	-	1,924	-	1,924
PA Estrategias Inmobiliarias	Financial Instrument	-	1,797	-	1,797
Clean Harbors Inc	Financial Instrument	-	1,650	-	1,650
Anheuser-Busch InBev	Financial Instrument	-	1,328	-	1,328
Johnson & Johnson	Financial Instrument	-	1,258	-	1,258
Capital Investment SAFI (2)	Subsidiary	-	1,148	-	1,148
Grupo Odinsa S.A.	Financial Instrument	-	95	-	95
Grupo Argos	Financial Instrument	-	-	92,966	92,966
Fideicomiso P.A Acqua Power Center	Financial Instrument	-	-	17,640	17,640
Leasing Perú S.A (2)	Subsidiary	-	-	16,838	16,838
ECOPETROL S.A.	Financial Instrument	-	-	15,469	15,469
PA Plesco	Financial Instrument	-	-	10,935	10,935
ADARA VENTURES	Financial Instrument	-	-	6,979	6,979
Fideicomiso Corpacero S.A.S	Financial Instrument	-	-	6,584	6,584
Construcciones El Cóndor S.A.	Financial Instrument	-	-	2,819	2,819
Fondos SURA SAF SAC	Financial Instrument	-	-	2,128	2,128
SURA Corto Plazo CASHDOL	Financial Instrument	-	-	1,194	1,194
Fogansa S.A.	Financial Instrument	-	-	883	883
Others		4,005	5,267	2,420	11,692
Total Divestitures		790,464	74,630	180,612	1,045,706

(1) The amount disclosed in this table correspond to the consideration received as a result of the sale of each investment.

(2) Investment wound-up in during the year 2018.

B.	BUSINESS OVERVIEW

B.1       GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 15 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate, Guatemala’s fourth-largest bank, Panama’s second-largest bank and off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, in each case measured by amount of gross loans.

Bancolombia and its subsidiaries offer the following products and services:

Savings and Investment: The Bank offers its customers checking accounts, savings accounts, fixed term deposits and a diverse variety of investment products that fit the specific transactional needs of each client and their income bracket, which can be opened thought digital channels. The Bank also offers its clients and users the service of tax collection in all its branches, and through electronic and digital channels.

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

The Bank offers its clients direct access to local and international capital markets through a full range of brokerage and investment advisory services that cover equities and fixed income securities, proprietary trading and third party asset management products, such as mutual funds, private equity funds, and privately managed investment accounts for institutional, corporate and private bank clients.

Cash Management: The Bank provides support to its clients through efficient cash management, offering a portfolio of standard products that allows clients to make payments and collections through different channels. The Bank’s payables and receivables services provide solutions to process and reconcile transactions accurately, efficiently, and in a timely manner. We also offer a comprehensive reporting solution, providing the data that is required by customers’ internal processes. In addition, the Bank designs and creates custom-made products in order to address the Bank’s clients’ specific payment and collection needs. These include a variety of real time web services, straight through processing (STP) and messaging through Swift Net solutions.

Foreign Currency and Trade Finance: The Bank offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions. The Bank also provides trade finance solutions with products such as Letters of Credit, Standby Letters of Credit and Bills Collection.

Bancassurance and Insurance: The Bank distributes diverse insurance products (life, auto, commercial, and homeowner’s insurance) written by Compañía Suramericana de Seguros S.A., one of the main insurance companies in Colombia. In addition, Bancolombia offers unemployment insurance written by Sure General Cardif Colombia S.A.

Investment Banking: The Bank, through its subsidiary Banca de Inversión, offers a wide variety of value-added services, including project and acquisition finance, debt and equity capital markets, principal investments (in real estate, industrials, manufacturing, construction), M&A, hedging strategies, restructurings and structured finance across all economic sectors.

Trust and Fiduciary Services: The Bank, through its subsidiary Fiduciaria Bancolombia offers a broad and diversified portfolio of services for companies and individuals, meeting their needs with tailored services. These services include managing escrow accounts, multiple investment funds, and real estate funds.

Nequi (Digital Bank): Nequi is a digital platform that is seeking to disrupt the financial market in Latin America starting in Colombia and Panama. Nequi is a 100% digital bank that operates independently from the Bancolombia´s brand and aims to articulate real financial needs of nowadays’ clients with a wide range of possibilities enabled by technology. Nequi is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Bancolombia’s branch network. Nequi offers saving accounts, a digital card, PayPal integration, nano-loans and third-party non-financial services, like utilities, entertainment and transportation among others, to over 1.8 million users in Colombia and over 100 thousand in Panama.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and innovate in its product portfolio. Below is a brief description of the new products and services introduced in 2019:

Bancolombia QR code: Bancolombia QR is a fast, secure and free solution for entrepreneurs, small businesses and freelancers that allows them to receive money from their clients’ purchases, directly to their savings, checking, Bancolombia a la Mano or Nequi accounts. Since its launch in July 2019 thousands of businesses have adopted this solution nationwide. Half a million account holders in Colombia have used the QR Bancolombia.

New digital platform “administra tu negocio”: In 2019 the Bank launched a new digital platform that seeks to strenghten its relationship with corporate clients and support their daily management, aiming to help companies enhance the growth of their businesses. This platform counts with more than half a million potential clients between SMEs and individuals.

WOMPI: in March 2019 Bancolombia launched an online payment system. This product allows businesses (regardless of their size) to accept payments online. Clients can create a payment link, have an online terminal or integrate via API or web checkout.

There are two different models available: hosted and self-hosted. The hosted payment gateway enables companies to accept online payments without having to engage another financial institution and is targeted to SMEs. The self-hosted payment gateway is offered as an added value to the Bank’s clients that have a merchant account set up with American Express, Mastercard or Visa, and/or revenue collection products, with Bancolombia.

MAIN LINES OF BUSINESS

The Bank manages its business through nine main operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, Off Shore, and All other.

For a description and discussion of these segments, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results by Segment”.

B.2            OPERATIONS

See Note 3 to the Consolidated Financial Statements included in this Annual Report for a description of the principal markets in which the Bank competes, including a breakdown of total interest and valuation income by category of activity and geographic market for each of the last three fiscal years.

B.3            SEASONALITY OF DEPOSITS

Historically, the Bank has experienced some seasonality in its demand deposits, with higher average balances at the end of the year and lower average balances in the first months of the year. This behavior is explained primarily by the increased liquidity provided by the Central Bank and the Colombian National Treasury at year end, as economic activity tends to be higher during this period resulting in a greater number of transactions. However, we do not consider the seasonality of demand deposits to have a significant impact on the Bank’s business.

B.4            RAW MATERIALS

The Bank is not dependent on sources or availability of raw materials.

B.5            DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), an ATM network, online and computer banking, telephone banking, mobile phone banking services and points of sale (or “Puntos de Atención Cercano”), among others. Transactions performed through electronic channels represented more than 93.19% of all transactions in 2019, up from 92.78% of all transactions in 2018. In addition, as of December 31, 2019, Bancolombia had a sales force of approximately 12,503 employees.

The following are the distribution channels offered by Bancolombia as of December 31, 2019:

Branch Network

As of December 31, 2019, Bancolombia’s consolidated branch network consisted of 1,083 offices, including 686 from Bancolombia S.A., 94 from Banco Agrícola, 43 from Banistmo, 152 from BAM and 108 from other subsidiaries.

Company*	Number of branches 2019	Number of branches 2018	Number of branches 2017	Number of branches 2016
Bancolombia S.A. (unconsolidated)	686	704	726	817
BAM (Guatemala))	152	177	177	208
Banco Agrícola	94	97	97	97
Banistmo	43	44	44	45
Renting Colombia	42	33	24	22

Company*	Number of branches 2019	Number of branches 2018	Number of branches 2017	Number of branches 2016
Leasing Bancolombia (1)	18	18	19	20
Valores Bancolombia	18	6	6	6
Financomer	8	8	8	8
Fiduciaria Bancolombia	6	7	7	6
SUFI (2)	3	5	5	3
Banca de Inversión	2	2	2	2
Inversiones CFNS S.A.S.	2	2	2	2
Bancolombia Panama	1	1	1	2
Bancolombia S.A. Panama Branch	1	1	1	1
Valores Banistmo	1	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1	1
Arrendamiento Operativo CIB S.A.C. (3)	1	1	1	1
Arrendadora Financiera S.A.	1	1	1	1
Valores Banagricola, S.A. de C.V.	1	1	1	1
Capital Investments SAFI S.A.	1	1	1	1
Transportempo S.A.S.	1	1	1	1
Fondo Inversión Arrend.Operativo Renting Perú (3)	-	-	-	1
Total	1,083	1,113	1,153	1,247

*	For some subsidiaries, their central office is considered a branch.

(1)	On September 30, 2016, Leasing Bancolombia S.A., a former Subsidiary of Bancolombia S.A. organized under the laws of Colombia, merged into Bancolombia. Bancolombia, as the surviving entity, became the holder of the rights and liabilities of Leasing Bancolombia S.A., and assumed responsibility for managing its existing portfolio of products and services. Leasing Bancolombia S.A. assigned to Bancolombia the “Leasing Bancolombia” trademark, which has thereafter been used to identify a division of Bancolombia. Leasing Bancolombia S.A. operates 18 branches under that brand.

(2)	Sufi is a Bancolombia brand that operates 3 branches.

(3)	Fondo Inversión Arrend.Operativo Renting Perú changed its legal name to Arrendamiento Operativo CIB S.A.C. The offices operated for the Localiza franchise in Peru are included in the total number of branches reported for Arrendamiento Operativo CIB S.A.C.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2019, Bancolombia had a total of 16,740 banking correspondents, including 15,765 in Colombia, 194 in Panama, 680 in El Salvador and 101 in Guatemala.

Puntos de Atención Móviles “PAM”

PAMs consist of commercial advisors who visit small towns in Colombia periodically to offer Bancolombia’s products and services. As of December 31, 2019, there were a total of 556 PAMs (533 in Colombia, 7 in Panama and 16 in El Salvador).

Kiosks

Kiosks are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2019, there were a total of 219 kiosks in El Salvador and 117 in Colombia (located only in branches).

Automated Teller Machines “ATMs”

Bancolombia has a total of 6,169 ATMs, including 5,090 in Colombia, 584 in El Salvador, 339 in Panama, and 156 in Guatemala.

Online/Computer Banking

We offer multiple online and computer-based banking alternatives designed to fit the specific needs of the Bank’s different client segments. Through a variety of platforms (computer and Internet-based solutions) the Bank’s clients can review their account balances and monitor transactions in their deposit accounts, loans, and credit cards, make virtual term investments, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, negotiate stocks, learn about products and services and complete other transactions in real time.

Telephone Banking

We provide customized and convenient advisory services to customers of all segments through automatic interactive voice response (IVR) operations and a 24/7 contact center.

Point of Sale or Punto de Atención Cercano “PAC”

Through the Bank’s own network of 2,318 PACs the Bank’s customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to debit card PINs, among others.

Mobile Phone Banking Service

The Bank’s clients can conduct a variety of transactions using their cell phones, including fund transfers between Bancolombia accounts, account balance inquiries, purchase of prepaid cell phone air time and payment of bills and invoices.

Business Connections Banking Service

The Bancolombia Business Connections service (H2H) is a new differentiating feature of our entire range of solutions, that aims to supplement the interaction with both our cash management and factoring products. It offers a secure and efficient option for clients to manage their funds, particularly their cash management needs. H2H is a service that allows direct connections between a client’s computer server and the Bank’s servers. This service is typically used for payroll payments, vendor payments and other transactions that typically consist of large amounts of information and that must be processed quickly.

B.6            PATENTS, LICENSES AND CONTRACTS

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

If any of those service providers were not to fulfill their respective contractual obligations, the Bank’s business could suffer, some of the Bank’s channels of attention to the Bank’s clients may be unavailable until a replacement provider is engaged and we might be required to incur in additional costs to find such replacement providers.

B.7            COMPETITION

Description of the Colombian Financial System

Overview

Since 2007, the Colombian banking system has been undergoing a period of expansion, given the series of mergers and acquisitions that have taken place within the sector. More specifically, several mergers and acquisitions took place in 2007, mainly due to the global economic situation. Colombian banks made several investments allowing some entities to become big players in the Latin American market; Bancolombia, completed the acquisition of Banagrícola in El Salvador and Davivienda merged with Granbanco S.A. Bancafé, which allowed Davivienda to have operations in Panama. In 2010, Banco de Bogotá acquired BAC-Credomatic, which operates in several countries in Central America; and, in October 2011, Canadian Scotiabank purchased a stake in Colpatria. In 2012, the most relevant event regarding the presence of foreign banks in Colombia was the acquisition of Banco Santander Colombia S.A. in July 2012 by Corpbanca (Chile). Also, Davivienda acquired the subsidiaries of HSBC in Costa Rica, Honduras and El Salvador.

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

During 2014, the entry of new entities continued as the financing company Hipotecaria, specialized in mortgage loans, which began operations in March 2014; and in June, Corpbanca completed the acquisition of Helm Bank, keeping Corpbanca’s brand. During the same year, the bank GNB Sudameris acquired 99.9% of the capital of HSBC Colombia and started to operate under the brand GNB Colombia, while an agreement was signed to operate in Paraguay, Peru and Uruguay. In 2015, the Chilean group CorpBanca merged with the Itaú of Brazil and Bancolombia sold 50% of its shares in Tuya SA to Grupo Exito. In December 2015, Bancolombia also acquired an additional 20% interest in Grupo Agromercantil, bringing its interest to 60% in total. Until January 2019, Serfinansa was a commercial financing company and on February 2019 it began to operate as the 26th bank in the Colombian financial system.

As of December 31, 2019, according to the SFC, the main participants in the Colombian financial system were 26 commercial banks (15 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 14 financing companies (3 leasing companies and 11 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage and securities intermediaries, special state-owned institutions, and severance payments and pension funds also participate in the Colombian financial system.

Market and Credit Institutions’ Evolution in 2019

Colombian financial institutions began reporting their consolidated financial results under IFRS framework in 2015. However, in the case of credit institutions (including banks, financial corporations, financing companies and 38 financial cooperatives), the SFC has allowed the presentation of stand-alone financial statements under Colombian Banking GAAP basis, following Decree 1851 of August 2013, which regulates the Law 1314 of 2009 concerning technical regulatory framework for the institutions that report their financial results. Accordingly, following information includes the figures under Colombian Banking GAAP regulation, as reported by Colombian credit institutions to the SFC.

Loan growth at Colombian credit institutions was 7.66% in 2019, compared to 6.11% in 2018. Commercial loans grew by 2.76% in 2019, compared to 3.22% in the previous year. Consumer loans increased 15.74% in 2019, more than the 9.21% showed in 2018. Mortgage loans increased 9.92%, less than 12.17% in 2018, and small business loans grew 5.44 % in 2019 from 3.53% in 2018.

The credit institutions level of past-due loans as a percentage of the total loan portfolio, decreased from 4.56% in December 2018 to 4.31% in December 2019. In addition, the coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), ended 2019 at 142.57%, compared to 137.31% at the end of 2018.

At the end of 2019 the loans portfolio represented 65.21% of the assets, more than the previous year which was 65.18%. The investments and derivatives transactions, as a percentage of total assets increased from 19.72% at the end of 2018 to 20.09% at the end of 2019. Deposits increased its participation in the total balance of loans from 61.73% in 2018 to 70.50% in 2019.

As of December 31, 2019, credit institutions recorded COP 710.3 trillion in total assets, representing a 7.74% increase compared to previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 95.04% followed by financing companies with 2.56%, financial corporations with 1.86%, and financial cooperatives with 0.54%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 15.44% in December 2019 (including banks, financial corporations, financing companies and financial cooperatives), which is well above the minimum legal requirement of 9%. With the effectiveness of Decree 1771 of 2012 and the external circular 20 of 2013 of the Financial Superintendence, a new capital regime for credit institutions was established in order to strengthen the quality of equity of financial institutions to ensure they have the capacity to absorb losses in the development of their activities.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia unconsolidated and its main competitors unconsolidated, based on IFRS information as applicable under Colombian Banking GAAP and published by the SFC.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dic-19	Dic-18	Dic-19	Dic-18	Dic-19	Dic-18	Dic-19	Dic-18	Dic-19	Dic-18
Bancolombia	13.0%	11.5%	2.0%	1.7%	4.2%	4.5%	169.1%	157.2%	15.4%	16.0%
Banco de Bogotá	13.1%	15.5%	2.7%	3.1%	4.1%	4.2%	132.7%	136.6%	19.1%	20.7%
Davivienda	11.5%	11.6%	1.4%	1.4%	4.5%	4.9%	128.2%	110.6%	14.6%	15.1%
BBVA	15.1%	12.6%	1.1%	0.9%	4.1%	4.6%	144.3%	139.6%	11.6%	12.4%
Banco de Occidente	10.2%	9.1%	1.2%	1.1%	4.1%	4.1%	127.0%	127.4%	12.1%	13.0%
Banco Corpbanca	3.2%	0.3%	0.4%	0.0%	5.0%	4.0%	122.9%	152.5%	14.9%	14.6%
Banco Colpatria	6.0%	5.0%	0.5%	0.5%	5.2%	5.8%	115.8%	115.1%	10.5%	10.7%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.

(2)	ROA is return on average assets.

The following tables illustrate Bancolombia and its main competitor’s market share on an unconsolidated basis with respect to various key products, based on figures published by the SFC for the years ended December 31, 2019 and 2018:

Total Net Loans
Market Share

Total Net Loans – Market Share (%)	2019	2018
Bancolombia	25.7%	26.1%
Banco de Bogotá	12.3%	12.2%
Davivienda	16.0%	15.5%
BBVA	10.4%	10.2%
Banco de Occidente	6.1%	6.1%
Banco Corpbanca	4.2%	4.7%
Banco Colpatria	6.0%	6.2%
Others	19.3%	19.0%

____________________________
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts
Market Share

Checking Accounts – Market Share (%)	2019	2018
Bancolombia	24.0%	23.4%
Banco de Bogotá	24.1%	22.8%
Davivienda	9.7%	10.1%
BBVA	10.8%	12.9%
Banco de Occidente	9.8%	10.1%
Banco Corpbanca	2.7%	2.8%
Banco Colpatria	3.0%	3.6%
Others	15.9%	14.3%

____________________________
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits
Market Share

Time Deposits – Market Share (%)	2019	2018
Bancolombia	22.1%	21.0%
Banco de Bogotá	11.3%	13.3%
Davivienda	15.8%	15.2%
BBVA	12.5%	13.0%
Banco de Occidente	3.9%	3.7%
Banco Corpbanca	4.9%	5.8%
Banco Colpatria	8.3%	7.7%
Others	21.2%	20.3%

____________________________
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Saving Accounts
Market Share

Saving Accounts – Market Share (%)	2019	2018
Bancolombia	27.1%	26.4%
Banco de Bogotá	12.1%	12.1%
Davivienda	13.3%	12.7%
BBVA	10.3%	10.6%

Saving Accounts – Market Share (%)	2019	2018
Banco de Occidente	6.3%	6.1%
Banco Corpbanca	3.3%	3.1%
Banco Colpatria	5.7%	6.1%
Others	21.9%	22.9%

____________________________
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Banco Agrícola and its Competitors

In 2019, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of total assets, loans, deposits, stockholders’ equity and profits. The information presented in the following tables relates to Banco Agrícola and its competitors on a stand-alone basis and was prepared based on publicy available information prepared in accordance with El Salvador accounting standards.

The following table illustrates the market share for the main institutions of the Salvadorian financial system as of and for the year ended on December 31, 2019:

	Assets	Stockholders` Equity	Loans	Deposits	Profits
Banco Agrícola	27.6%	28.4%	28.9%	28.5%	51.7%
Cuscatlán	9.7%	12.2%	9.2%	9.5%	6.9%
Davivienda	15.9%	14.5%	16.5%	14.9%	13.0%
Scotiabank	11.9%	12.1%	11.7%	12.1%	7.7%
BAC	15.1%	13.8%	15.4%	15.7%	14.3%
Promerica	7.2%	5.3%	7.1%	7.5%	1.3%
Others	12.6%	13.7%	11.2%	11.8%	5.2%

____________________________

Sources: ABANSA (Asociación Bancaria Salvadoreña)

The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA), as of December 31, 2019 and 2018:

Total Loans
Market Share

Total Loans - Market Share (%)	2019	2018
Banco Agrícola	28.9%	28.2%
Cuscatlán	9.2%	8.9%
Davivienda	16.5%	16.1%
Scotiabank	11.7%	12.9%
BAC	15.4%	15.2%
Promerica	7.1%	7.5%
Others	11.2%	11.3%

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2019	2018
Banco Agrícola	23.4%	21.5%
Cuscatlán	13.0%	13.3%
Davivienda	12.6%	11.5%
Scotiabank	8.7%	8.1%
BAC	22.0%	24.0%
Promerica	7.4%	7.2%
Others	12.9%	14.4%

Time Deposits
Market Share

Time Deposits - Market Share (%)	2019	2018
Banco Agrícola	21.7%	21.8%
Cuscatlán	6.3%	6.4%
Davivienda	16.8%	16.5%
Scotiabank	15.5%	14.8%
BAC	14.0%	14.2%
Promerica	9.4%	10.5%
Others	16.3%	15.8%

Saving Accounts
Market Share

Saving Account - Market Share (%)	2019	2018
Banco Agrícola	42.4%	43.1%
Cuscatlán	10.0%	10.2%
Davivienda	14.9%	13.9%
Scotiabank	11.4%	12.2%
BAC	11.2%	10.7%
Promerica	5.1%	4.8%
Others	5.0%	5.0%

Banistmo and its Competitors

Banistmo is the second largest bank in the Panama with a 10.5% market share in the loans segment. The information presented in the following tables relates to Banistmo and its competitors based on figures published by the Superintendency of Banks of Panama and prepared based on Panama accounting standards.

The following table illustrates the market share for the main institutions of the Panamanian financial system as of and for the year ended in December 31, 2019.

MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	9.4%	8.5%	10.5%	11.9%	4.3%
Banco General	15.7%	11.1%	16.2%	21.4%	26.7%
Global Bank	8.1%	6.4%	8.5%	8.5%	1.3%
Banesco	4.0%	3.4%	4.2%	5.9%	1.9%
BAC	8.4%	23.1%	5.6%	7.9%	28.9%
Others	54.4%	47.5%	55.0%	44.4%	36.9%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

The following tables illustrate the market share of Banistmo stand-alone and its main competitors, based on figures published by the Superintendency of Banks of Panama, in accordance with Panamanian banking regulations, for the years ended in December 31, 2019 and 2018:

Total Loans

Market Share

Total Loans - Market Share (%)	2019	2018
Banistmo	10.5%	10.4%
Banco General	16.2%	16.1%
Global Bank*	8.5%	9.4%
Banesco	4.2%	4.1%
BAC	5.6%	5.7%
Others	55.0%	54.3%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama) and prepared based on Panama accounting standards

* Figures for the year  2018 were re-expressed to be comparable to 2019 because of the merger between Global Bank and Banvivienda that took place in 2019.

Saving Accounts

Market Share

Saving Account - Market Share (%)	2019	2018
Banistmo	12.1%	12.4%
Banco General	27.6%	25.9%
Global Bank*	7.8%	7.6%
Banesco	10.6%	11.4%
BAC	3.7%	3.5%
Others	38.2%	39.2%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama) and prepared based on Panama accounting standards

* Figures for the year 2018 were re-expressed to be comparable to 2019 because of the merger between Global Bank and Banvivienda that took place in 2019.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2019	2018
Banistmo	11.5%	12.6%
Banco General	26.5%	26.0%
Global Bank*	4.4%	4.7%
Banesco	4.9%	4.4%
BAC	9.9%	9.2%
Others	42.8%	43.1%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama) and prepared based on Panama accounting standards

* Figures for the year 2018 were re-expressed to be comparable to 2019 because of the merger between Global Bank and Banvivienda that took place in 2019.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2019	2018
Banistmo	11.9%	10.7%
Banco General	17.7%	17.9%
Global Bank*	10.0%	9.4%
Banesco	4.5%	5.0%
BAC	8.9%	8.7%
Others	47.0%	48.3%

 Source: Banistmo based on data by SBP (Superintendency of Banks of Panama) and prepared based on Panama accounting standards

* Figures for the year 2018 were re-expressed to be comparable to 2019 because of the merger between Global Bank and Banvivienda that took place in 2019.

BAM and its Competitors

BAM is the fifth largest bank in the banking system in Guatemala measured by total assets and net loans and the sixth in terms of deposits and stockholders’ equity.

As of December 31, 2019, the Superintendencia de Bancos de Guatemala (SIB) has under its supervision and inspection, 16 banking entities. The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB (“Superintendencia de Bancos de Guatemala”).

The following table illustrates the market share for the main institutions of the financial system as of and for the year ended December 31, 2019:

MARKET SHARE
	Assets	Stockholders’ Equity	Net Loans	Deposits	Profits
Banco Industrial	28.0%	25.0%	27.9%	25.6%	29.9%
Banrural	21.4%	22.3%	17.5%	23.4%	16.8%
Banco G&T Continental	15.0%	13.6%	11.6%	14.9%	8.8%
BAC-Reformador	8.6%	8.7%	11.8%	9.2%	11.4%
Banco Agromercantil	8.1%	7.4%	11.5%	7.5%	5.6%
Bantrab	4.1%	4.3%	5.2%	4.4%	4.9%
Banco Promerica	7.3%	9.0%	7.0%	7.2%	9.0%
Others*	28.0%	25.0%	27.9%	25.6%	29.9%
*Others. Includes the followings banks: Internacional, Crédito Hipotecario Nacional, Ficohsa Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

The following tables illustrate the market share of BAM on a stand-alone basis and its main competitors, based on figures published by the SIB, under Guatemalan banking regulations as of December 31, 2019 and 2018:

Net Loans

Market Share

Net Loans - Market Share (%)	2019	2018
Banco Industrial	27.9%	28.6%
Banrural	17.5%	16.9%
BAC-Reformador	11.8%	11.2%
Banco G&T Continental	11.6%	13.5%
Banco Agromercantil	11.5%	10.9%
Bantrab	7.5%	7.3%
Banco Promerica	5.2%	5.0%
Others*	7.0%	6.6%

*Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala,, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2019	2018
Banco Industrial	31.4%	30.7%
Banrural	22.8%	23.5%
Banco G&T Continental	16.2%	16.9%
BAC-Reformador	11.5%	10.8%
Banco Agromercantil	7.0%	7.0%
Banco Promerica	2.5%	2.3%
Bantrab	1.4%	1.3%
Others*	7.2%	7.5%

*Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Time Deposits
Market Share

Time Deposits - Market Share (%)	2019	2018
Banco Industrial	21.2%	20.9%
Banrural	19.2%	18.1%
Bantrab	15.4%	16.4%
Banco G&T Continental	10.9%	12.6%
BAC-Reformador	9.6%	8.0%
Banco Agromercantil	7.7%	8.2%
Banco Promerica	7.5%	6.9%
Others*	8.5%	8.9%

*Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala,, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

Saving Accounts
Market Share

Saving Accounts - Market Share (%)	2019	2018
Banrural	31.3%	30.9%
Banco Industrial	24.6%	25.1%
Banco G&T Continental	20.2%	21.0%
Banco Agromercantil	8.0%	7.2%
BAC-Reformador	5.3%	5.3%
Bantrab	4.1%	3.6%
Banco Promerica	1.7%	2.0%
Others*	4.8%	4.9%

*Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala,, Inv.

Source: Superintendencia de Bancos de Guatemala (SIB).

B.8            SUPERVISION AND REGULATION

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, the congress of Colombia has the power to prescribe the general legal framework within which the Government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank, the Ministry of Finance and Public Credit (the “Ministry of Finance”), the SFC, the Superintendency of Industry and Commerce (the “SIC”) and the Self-Regulatory Organization (“Autoregulador del Mercado de Valores” or “AMV”).

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

Decree 4172 of 2011, established the Unit of Financial Regulation (“URF”), an affiliated unit of the Ministry of Finance. The URF is responsible for preparing and drafting any new financial, credit, securities, foreign exchange and insurance regulation to be issued by the Colombian Government.

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

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, as modified by among others, Law 510 of 1999, Law 546 of 1999, Law 795 of 2003, Law 1328 of 2009, Law 1870 of 2017, Decree 2555 of 2010, External Resolution 1 of 2018, (exchange control regulation statute), and External Resolution 4 of 2006 issued by the board of directors of the Central Bank, as well as by External Circulars 29 of 2014 (“Circular Básica Jurídica”) and 100 of 1995 (“Circular Básica Contable y Financiera”) issued by the SFC, in each case as amended and supplemented.

Decree 663 of 1993 defines the structure of the Colombian financial system, establishes a set of permitted activities within the system and defines several forms of business entities, including: (i) credit institutions (“establecimientos de crédito”) (which are further categorized into banking institutions, such as the Bank, finance corporations, (“corporaciones financieras”), financing companies (“compañias de financiamiento”) and finance cooperatives (“cooperativas financieras”); (ii) financial services entities (“sociedades de servicios financieros”); (iii) capitalization corporations (“sociedades de capitalización”); (iv) insurance companies (“entidades aseguradoras”); and (v) insurance intermediaries (“intermediarios de Seguros”). Furthermore, Decree 663 of 1993 sets forth (i) the procedure applicable for mergers and acquisitions, spin-offs, and other corporate reorganizations of the aforementioned entities, (ii) specific regulations that apply to the issuance and sale of shares and other securities by such entities, and (iii) certain rules regarding the activities of officers and directors of such institutions, among others. Finally, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the SFC.

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

Law 1870 of 2017 (“Law 1870”) implemented the legal framework for the regulation and supervision of financial conglomerates in areas such as regulatory capital, related party transactions, corporate governance principles, conflicts of interest and risk management, among others. According to Law 1870, a financial holding company may acquire that status by either (i) having significant influence over a financial institution or (ii) controlling a financial institution. A financial holding company (1) has significant influence over a financial institution when it directly or indirectly, has more than fifty percent (50%) of the voting capital of the financial institution, excluding from the calculation voting capital held by entities that under their regulations are not allowed to control a financial institution (such as pension funds), and (2) controls a financial institution, when it has (i) more than 50% of the voting capital of the financial institution, (ii) the majority of the votes in the Board of Directors of the financial institution or the right to elect a majority of its members or (iii) a dominant influence over the decisions made by the financial institution as a result of an agreement with the financial institution or its shareholders as established in articles 260 and 261 of the Colombian Code of Commerce. The Government and the SFC must take into consideration the structure, complexity, and individual features of each conglomerate when regulating financial conglomerates. Additionally, regarding risk management and exposure limits, the new requirements applicable to financial conglomerates must consider the requirements that currently apply to financial institutions. Furthermore, when financial institutions fulfill capital adequacy requirements and solvency ratios on their own, authorities may not impose solvency ratios on the financial conglomerate as a whole. The Government has issued several decrees pursuant to its authority under Law 1870, including Decree 774 of 2018, which regulates capital adequacy requirements for financial conglomerates, and Decree 1486 of 2018, which regulates the criteria to determine related parties, risk concentration limits and conflicts of interest.

The law also reinforced the mechanism for the resolution of credit institutions - deposit-taking institutions under Colombian Law - by establishing the concept of the bridge bank, an entity used to facilitate the purchase of assets and transfer of liabilities from failing institutions.

Pursuant to the provisions of Law 1870 of 2017 and the Decrees mentioned above, Grupo de Inversiones Suramericana S.A. has significant influence and, therefore, is the financial holding company of Bancolombia only for the purposes of the financial conglomerates framework. These new regulations require Grupo de Inversiones Suramericana S.A. to: (i) continue strengthening the Bank’s Corporate Governance System as a Financial Conglomerate; (ii) review the risk management and capital adequacy models; and (iii) strengthen the internal control and information reporting systems of the companies that make up the conglomerate under this framework. The SFC has authority to implement applicable regulations and, accordingly, from time to time issues administrative resolutions and circulars. By means of External Circular 029 of 2014, the SFC compiled the rules and regulations applicable to financial institutions and other entities under its supervision. Likewise, by means of External Circular 100 of 1995 (the “Basic Accounting and Financial Circular”), it compiled all accounting rules applicable to financial institutions and its other supervised entities.

This new regulatory framework will not represent a negative impact on Bancolombia’s business and its affiliates. Grupo de Inversiones Suramericana S.A. will determine policies and procedures on the matter as the Decree 1486 establishes.

The SFC have introduced reforms for the implementation of Basel III in the country. For this, it has issued Decrees 1477 of 2018 and 1421 of 2019 (integrated into Decree 2555 of 2010). After the signing of these decrees, it was necessary for the SFC to adjust the instructions and formats introducing new chapters to the SFC's Basic Accounting and Financial Circular and creating a series of reporting formats through the External Circular 20 of 2019. For further details regarding the regulation please see “Item 4.B.8 Supervision and Regulation – Capital adequacy requirements”. In addition to the aforementioned regulations, the SFC issued the External Circular 19 of 2019 in order to continue with the transition process for the full adoption in Colombia of the Basel III standards. For further information please see “Item 4.B.8 Supervision and Regulation - Risk Management Systems”.

Financial institutions are subject to further rules if they engage in additional activities. Law 964 of 2005 (securities market law) regulates securities intermediation activities, which may be performed by banks, and securities offerings. External Resolution 1 of 2018 (foreign exchange regulations), and External Resolution 4 of 2006 issued by the board of directors of the Central Bank, defined the different activities that banks, including the Bank, may perform as foreign exchange market intermediaries, including lending in foreign currencies and investing in foreign securities.

Additionally, Decree 2555 of 2010 compiled regulations that were dispersed in separate decrees, including regulations regarding banking, insurance and securities market activities, capital adequacy requirements, principles relating to the determination, dissemination and publication of rates and prices of products and financial services, and lending activities.

Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the DTF, which is published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. For the week of April 27, 2020, the DTF was 4.66%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or interés bancario corriente, certified and calculated by the SFC as the average rate of interest ordinarily charged by banks for loans made during a specified period. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2019, the banking interest rate for small business loans was 36.56% and for all other loans was 18.91%.

Capital adequacy requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. Decree 1477 of 2018 (as amended by Decree 1421 of 2019) introduced into the Colombian banking regulation several Basel III reforms, mainly relating to the (i) implementation of capital buffers, (ii) alignment with Basel III solvency ratio definitions, (iii) quality of the regulatory capital base and (iv) update of the measurement of the Risk Weighted Assets and (v) the alignment of the standardized approach for credit risk. This regulation establishes a gradual implementation plan beginning in 2021 and ending in 2024 for requirements regarding solvency ratios and capital buffers, as further established in Decree 1421 of 2019. Recently, the SFC issued External Circular 020 of 2019 which defines the applicability of conditions of Decree 1477 of 2018 in relation to capital adequacy requirements for credit institutions and information reporting to the SFC.

Some of the highlights of this regulation are as follows:

●	The technical capital (“Technical Capital” ) is calculated as the sum of Common Equity Tier 1 One Capital (the “patrimonio básico ordinario”),the Additional Tier One Capital (“patrimonio básico adicional”) and the Tier Two Capital (“patrimonio adicional”).

●	Revised criteria for debt and equity instruments to be considered Common Equity Tier One Capital , Additional Tier One Capital, and Tier Two Capital were established. Additionally, the SFC must review whether a given instrument adequately complies with these criteria in order for an instrument to be considered Tier One Capital or Tier Two Capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as Tier One Capital or Tier Two Capital shall not be considered Tier One Capital or Tier two Capital for purposes of capital adequacy requirements.

●	The Capital Adequacy Ratio is set at a minimum of 9% of the financial institution’s total risk-weighted assets; however, each entity must comply with: (i) a minimum basic solvency ratio of 4.5% (which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items); (ii) a minimum additional basic solvency ratio (which is defined as the sum of Common Equity Tier One Capital after deductions and Additional Tier One Capital, divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 4.875% beginning on January 1, 2021, increasing gradually up to 6% as of January 1, 2024; (iii) a capital conservation buffer (which is defined as the Common Equity Tier One Capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 0.375% beginning on January 1, 2021, increasing gradually up to 1.5% as of January 1, 2024; (iv) a systemically important institution buffer (which is defined as the Common Equity Tier One after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 0.25% beginning on January 1, 2021, increasing gradually uo to 1% as o January 1, 2024; and (v) a combined buffer equivalent to the sum of the aforementioned buffers as of January 1, 2024. These ratios apply to credit institutions individually and on a consolidated basis. Credit institutions includes banks (including Bancolombia.), financial corporations, and financing companies.

●	Credit establishments must comply with a minimum leverage ratio of 3%, which is defined as the sum of the Common Equity Tier OneCapital after deductions and the Additional Tier One Capital, divided by the leverage value. The leverage value is the sum of all net assets, the net exposures in all repo, simultaneous transactions and temporary transfer of securities, the credit exposures in all derivative instruments, and the exposure value of all contingencies.

●	Decree 415 of 2018, requires that as of the year 2019, non-depository financial institutions, such as asset managers and fiduciary entities under Colombian law, comply with a 9% minimum solvency ratio on an individual basis.

●	Decree 1421 of 2019, introduced minimum capital requirements for operational risk to credit establishments adopting the Basel III standardised approach. This new capital requirement will be determined by the product of the Business Indicator (“indicador de negocio”), the Operational Risk Coefficient (coeficiente de riesgo operacional) and the Internal Loss Multiplier (indicador de pérdida interna). The operational risk coefficient will be 12% of the Business Indicator, but if the Business Indicator exceeds COP 3 billion, the coefficient will be 15% for the exceeded amount. Each entity must comply with the requirement as of January 1, 2021.

In 2014, the Ministry of Finance issued Decree 1648 of 2014 and Decree 2392 of 2015 establishing criteria for hybrid instruments to be considered additional basic capital (Additional Tier 1).

As of December 31, 2019, the Bank’s capital adequacy ratio was 12.82%, exceeding the requirements of the Colombian government and the SFC by 382 basis points. As of December 31, 2018, the Bank’s capital adequacy ratio was 13.47%.

For more information, see “Item 5. Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy.”

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. The minimum capital requirement for banks, including Bancolombia S.A., for 2019 is COP 96,813 million. Failure to meet such requirement can result in the taking of possession (toma de posesión) of the Bank by the SFC (see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation – Bankruptcy Considerations”).

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

Colombian residents who borrow funds in foreign currency may be required to post with the Central Bank non-interest bearing deposits for a specified term, although currently the size of the required deposit is currently zero. Such deposits would not be required in certain cases, including foreign currency loans aimed at financing Colombian investments abroad, or for short-term exportation loans, provided that these loans are disbursed against the funds of Banco de Comercio Exterior – Bancoldex.

External Resolution 1 of 2018 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian foreign exchange market intermediaries for the purpose of avoiding the deposit requirement described above. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing, provided that such foreign currency loans are hedged with a derivative in foreign currency that has a tenor equal to the term between the disbursement and the final maturity of the loan.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-Performing Loan Allowance

The SFC maintains rules on non-performing loan allowances for financial institutions. These rules apply to Bancolombia’s financial statements on a stand-alone basis for Colombian regulatory purposes. Non-performing loan allowances in the Consolidated Financial Statements are calculated according to IFRS.

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

Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. The SFC also conducts periodic visits to financial institutions and may impose capital or solvency obligations on financial institutions without taking control of such financial institutions.

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

Within two months (extendible for two additional months) from the date in which the SFC takes possession of a bank, the SFC must decide which measures to adopt. The decision is to be made with the purpose of permitting depositors, creditors and investors to obtain full or partial payment of their credits and must be submitted to the Fondo de Garantías de Instituciones Financieras’ (Fogafin) previous opinion.

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

As a result of a taking of possession, the SFC must appoint as special agent the person or entity designated by Fogafin to administer the affairs of the bank while such process lasts and until it is decided whether to liquidate the bank.

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

During a taking of possession (which period ends when the liquidation process begins), Colombian banking laws prevent any creditor of the bank from: (i) initiating any procedure for the collection of any amount owed by the bank; (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations; (iii) constituting a lien or attachment over any of the assets of the bank to secure payment of any of its obligations; or (iv) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

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

With respect to liquidity risk, financial entities must meet a liquidity coverage test that ensures their ability to hold liquid assets sufficient to cover potential net cash outflows for a period of 30 days. Net cash outflows for this purpose are contractual maturities of assets (interbank borrowings, financial assets investments, loans and advances to customers, derivative financial instruments) minus contractual maturities of liabilities (demand deposits, time deposits, interbank deposits borrowings from other financial institutions, debt instruments, derivative financial instruments) occurring within a period of 30 days. For purposes of this calculation, liabilities do not include projections of future transactions. The maturity of the loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation.

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

In order to implement Basel III liquidity standards and complement the measure and management of short-term liquidity risk, the SFC issued the External Circular 019 of 2019 which introduced the Net Stable Funding Ratio (Coeficiente de Fondeo Estable Neto or “CFEN”). The CFEN will require credit institutions, such as Bancolombia S.A., to maintain a stable funding profile in relation to the composition of their assets. The CFEN is a ratio that seeks to limit excessive dependency on unreliable financing sources for strategic assets which are often illiquid. The way this ratio works is assigning a value to each deposit by type of investor, establishing a percentage value for each deposit. The implementation of this new ratio intends to aid companies in maintaining an appropriate stable funding profile, in relation to its assets. The CFEN is defined as the amount of Available Stable Funding, includes equity and liabilities that will remain with the credit institution for more than one year. This ratio should be equal to at least 100% on an ongoing basis (Fondeo Estable Disponible or “FED”) relative to the amount of Required Stable Funding (Fondeo Estable Requerido). The ratio will start being reported on March 31, 2020.

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

Regulatory Framework for Subsidiaries that are Non-Participants in the Financial Sector

All of Bancolombia’s Colombian subsidiaries that do not provide financial services are governed by the laws and regulations embodied in the Colombian Civil Code and the Colombian Commercial Code as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by said subsidiaries.

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

CRS

The CRS, approved by the OECD Council in 2014, is applicable to signatory countries of the Multilateral Competent Authority Agreement (“MCAA”) and requires signatory countries to obtain information from their financial institutions and automatically exchange that information with other jurisdictions on an annual basis. The CRS defines (i) which financial institutions are required to report; (ii) the types of accounts covered; and (iii) the due diligence procedures that financial institutions must follow to identify the reporting information.

Among the countries where Bancolombia operates, Colombia, Panamá and Cayman Island, have entered into the MCAA.

Compliance with the terms the international conventions signed for the exchange of information under CRS, the laws or any other regulations enforced in the relevant jurisdictions may increase Bancolombia´s compliance costs.

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

In order to implement Basel III capital standards, the Superintendency of Banks of the Republic of Panama issued in January 2015 an agreement on Capital Adequacy. This agreement sets forth the new composition of a banking institution’s capital base, as well as the new capital adequacy ratio, including tier 1 core capital ratio and tier 1 capital ratio, all consistent with Basel III standards. This agreement became effective in June 2016 and as of January 1, 2019 the new standards are fully applicable. With respect to liquidity, banks operating under a general banking license, or General License Banks, are currently required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks. Additionally, General License Banks are required to maintain assets in Panama of no less than 60% of their local deposits or any other percentage fixed by the Superintendency of Banks. Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are immune from attachment or seizure proceedings. However, in 2018, the Superintendency of Banks of the Republic of Panama, moving forward with the implementation of Basel III liquidity standards, issued an agreement on Liquidity Coverage Ratio (LCR), also requiring General License Banks to maintain high quality liquid assets in relation to its short-term net cash outflows. Daily compliance with the LCR (High Quality Liquid Assets as a percentage of net cash outflows) are being implemented progressively, beginning on December 2018 with a compliance percentage of 25%, until achieving a 100% compliance percentage on 2022.

The Superintendency has also issued regulations, consistent with Basel III standards, regarding capital requirements for market risk on the trading book; and regulations to improve country risk management and operational risk management, as well as governance and controls regarding investment in securities.

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

5. The introduction of provisions regarding clearing and settlement of securities and financial instruments, which will bring more stability and security to transactions.

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

Law 23 and Accord No. 7- of 2015 provide that the following entities are deemed to be “supervised entities” for purposes of money laundering, financing of terrorism or any other illicit activity: (i) banks; (ii) bank groups; (iii) trust corporations; (iv) leasing companies; (v) factoring companies; (vi) credit, debit or pre-paid card processing entities; (vii) companies engaged in remittances or wire transfers; and (viii) companies that provide any other service related to trust companies. These entities must take necessary measures to prevent their operations and/or transactions from being used for money laundering, financing of terrorism or any other illicit activity, including tax evation. Non-compliance with Law 23, or those dictated by the pertinent authorities of supervision of each activity for which there is no specific sanction established, is subject to fines ranging from US$5,000 to US$1,000,000. Recently, following recommendations, from the Financial Action Task Force (FATF)Law No.70 of 2019 was enacted, to include tax evasion as an offense precedent to money laundering.

Panama has also moved forward with the adoption of international standards on transparency and cooperation on tax matters, through the approval of the Inter-Governmental Agreement for the implementation of FATCA in 2016, the commitment regarding the automatic exchange of information on a bilateral basis and under the Common Reporting Standard, beginning in September, 2018, and the ratification of the Multilateral Convention on Mutual Administrative Assistance on Tax Matters in 2017. All of the above will enable the exchange of information for tax matters between the Panamanian tax authorities, and a broader set of countries to implement these commitments. Regulations were adopted in 2016 and 2017 setting forth the obligations and responsibilities of banking institutions, regarding due diligence procedures in order to identify reportable accounts under FATCA and CRS, as well as responsibilities regarding control measures and reporting requirements necessary to comply with such international standards and agreements. The laws, rules and regulations issued for these purposes include: Law No.47 of 2016, Law No.51 of 2016, Law No.5 of 2017, Executive Decree No.124 of 2017, Executive Decree No.461 of 2017 and the Resolution No.201-3931 of 2017 amended by Resolution No.201-4488 of 2017.

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

In 2015, the Salvadorian congress amended Decree 592 in order to include within the scope of the supervision of the Superintendency of the Financial System all legal entities dedicated to the money transfer business. In 2016 another amendment to Decree 592 was enacted in order to define the requirements that must be met by valuation experts when elaborating valuation reports in connection with guarantees of loans granted by financial entities.

Banking Law of El Salvador

In 1999, Salvadorian congress enacted Decree 697, which regulates the financial intermediation activities and other operations performed by banks. Banks are required to establish the regulatory reserve requirements set by the Superintendency of the Financial System in accordance with the deposits and liabilities of each bank.

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2019 are:

Ordinary Reserve Requirements %
Checking accounts	25%
Saving accounts	20%
Time deposits	20%
Borrowings from foreign banks	5%
Long-term debt (1)	15%- 20%
Checking accounts	25%

____________________________

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

Investment Funds Law

The investment funds law seeks to encourage economic activity by providing small investors with access to capital markets, diversification of their investments and channeling of their savings into productive sectors, in order to generate higher economic growth.

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

In 2016, the Central Bank enacted Technical Standards (“Normas Técnicas”) in order to apply this Law. Such technical standards include, standards regarding permitted transactions by the investment funds, and standards related to the disclosure of information, among other things.

Financial Inclusion Law

This law was enacted by the Salvadorian congress in September 2015, and aims to promote financial inclusion and competition in the Salvadorian financial system, as well as to reduce costs for users and customers of such system, through the authorization for the issuance and circulation of electronic money and for the use of the “Simplified Account”, an account that doesn’t require customers to have a tax ID and allows limited balances and transactions.

This law encourages and promotes citizens to have access to formal financial services and to use retail payment instruments to achieve their insertion into productive activities, contributing to the improvement of their quality of life and well-being, and therefore the law facilitates the development of financial products that are designed having in mind the income levels and volume of transactions of low income population.

The Salvadorian Central Bank has enacted certain Technical Standards “Normas Técnicas” in order to apply this law.

Consumer Protection Law

This law has been in force in El Salvador since September 2005. Its purpose is to protect the rights of consumers in order to ensure balance, certainty and legal security in their relationships with commercial establishments, including financial institutions, retailers and suppliers. The law also,created the institutional framework to enable enforcement of the law and safeguard consumers´ rights.

The, law applies to commercial activities generally, but also has specific regulationsthat apply to financial services providers, especially regarding obligations and prohibitions, as well as setting limits for the amounts of bank fees and surcharges, and contract requirements.

The Salvadorian Central Bank has enacted certain Technical Standards “Normas Técnicas” in order to apply this law.

Financial Regulation in Guatemala

Decree No. 16-2002 sets forth the scope of the activities of Banco de Guatemala in its capacity as Central Bank of the country, establishing as its fundamental purpose contributing to the creation and maintenance of the most favorable conditions for an orderly development of the national economy, for which it shall facilitate the monetary, foreign exchange and credit conditions that promote stability in general prices.

Pursuant to Decree No. 16 -2002, Banco de Guatemala´s main objectives are to (i) be the sole issuer of the national currency, (ii) assure the effective functioning of the national payments system, (iii) assure an adequate liquidity level in the banking system, (iv) receive in deposit bank reserve requirements and statutory deposits, (v) manage international reserves.

Decree No. 16- 2002 also regulates the activities of the Monetary Board as governing body of the Banco de Guatemala financial system. Pursuant to Decree No. 16-2002, the Monetary Board has the following roles with respect to the Guatemalan financial system: (i) determine and assess the monetary, currency exchange and credit policies of the country; (ii) ensure liquidity and solvency of the national banking system; (iii) regulate aspects related to bank reserves and statutory deposits; (iv) regulate the Banking Clearing House Chamber; (v) authorize the investment policy of international monetary reserves; (vi) establish the minimum reserves required in order to strengthen the Banco de Guatemala´s net worth; (vii) issue regulations with respect to the financial system and financial activities, and; (viii) approve any provisions or rules submitted for its consideration by the Superintendency of Banks or by the Banco de Guatemala , as applicable, among others.

The Superintendency of Banks is created and regulated by Decree No. 18-2002. The Decree establishes the scope of the Superintendency´s regulatory and supervisory activities within the financial system. Thus, the Superintendency of Banks is in charge of the supervision of entities such as the Banco de Guatemala, banks, financial corporations, credit institutions, bond entities, insurance entities, warehouse deposit companies, currency exchange offices, financial groups and holding companies of financial groups, and other entities as mentioned by law.

Pursuant to Decree No. 18-2002, the Superintendency of Banks, in order to achieve its purpose, shall exercise the following functions:

a)	Supervise financial entities so they can maintain adequate liquidity and solvency levels that enable them to timely and fully perform their obligations, and to assess and properly manage their risks

b)	Issue instructions intended to remediate any deficiencies or irregularities found in the activities of financial entities.

c)	Impose any applicable penalties and fines to financial institutions in accordance to applicable laws and regulations.

d)	Supervise and inspect, with the broadest attributions, all sources and systems of information of the supervised financial entities, including, but not limited to, accounting records, reports, contracts, documents and any other information the Superintendence deems necessary.

e)	Require information on any of the financial entities activities, acts, trust operations and financial condition, either individually, or where appropriate, in a consolidated manner.

f)	Perform its supervision activities on a consolidated basis.

g)	Assess risk policies, procedures, standards and systems of financial entities, and in general terms, ensure that they have integral risk management processes.

h)	Ensure overall and uniform compliance with the accounting standards, in compliance with the regulations issued for such purposes by the Monetary Board.

i)	Ensure compliance with the regulations issued by the Monetary Board requiring financial entities to provide sufficient, trustworthy and timely information to the public on their activities and their financial situation, individually, and where applicable, in a consolidated manner.

j)	Publish sufficient, trustworthy and timely information on the financial situation of the financial entities subject to its supervision, either individually or in a consolidated manner.

 The following are some of the main considerations taken into account by the Superintendency of Banks in determining compliance with applicable regulations:

a)	Minimum Reserve Requirements: Banking institutions are subject to a minimum reserve requirement of 14.6% over the deposits received by the institution, which must be kept in the form of immediately available deposits with the Banco de Guatemala. To verify compliance with the regulation, banking institutions must provide the Superintendence of Banks with a daily report detailing the minimum reserve requirement.

b)	Loan Loss Reserves: In accordance with limitations specified by Decree 19 of 2002,(Banks and Financial Groups Law) and regulations issued by the Monetary Board, banking institutions, financial service entities, offshore entities and other financial institutions must carry out quarterly delinquency assessments of their credit and record reserves based on estimates of non-recoverability. Banking institutions and financial corporations must provide to the Superintendence of Banks monthly reports concerning outstanding credits in effect and movements and appraisals of credit portfolios in accordance with criteria specified by the Monetary Board. Additionally, the Superintendence of Banks carries out on-site reviews in which it evaluates payment ability and payment fulfillment of debtors and requests the institutions to record that necessary reserves be based on the non-payment risk.

c)	Capital Requirements: As specified in regulations issued by the Monetary Board, banking institutions in Guatemala must have a minimum capital adequacy ratio (risk-weighted assets to equity) of 10%, which is consistent with the Basel I guidelines. Banks must submit a weekly report to the Superintendence of Banks for monitoring compliance with this requirement.

d)	Related Party Transactions: In its on-site reviews the Superintendence of Banks verifies that financial institutions are in compliance with Monetary Board regulations limiting transactions between related parties. Related parties may conduct business with one another provided they do so in accordance with their normal standards of business. Article 47 of the Banks and Financial Groups Law establishes the limitations to carry out operations that imply direct and indirect financing of any nature, regardless of the legal form they take, such as, but not limited to, bonds, promissory notes, obligations and/or credits, or grant guarantees or endorsements, which together exceed the following thresholds:

1.	15% of the assets computable to a single individual or legal person, of a private nature; or one State or autonomous company or entity.

2.	30% of the assets computable to two or more related persons who are part of a risk unit.

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

The Law for Banks and Financial Groups provides within a regularization plan, and if deemed convenient, at the discretion of the Monetary Board, limiting distributions to shareholders of a bank as well as the possibility of placing a member on the Board of Directors.

Decree No. 19-2002 regulates the creation, organization, merging, activities, operations, functioning, suspension of operations and winding up of banks and financial entities, as well as the establishment and closure of branches and representation offices of foreign banks in Guatemala.

Such Decree also establishes that the members of the board of directors and general managers of the above-mentioned entities shall be held civilly, administrative and criminally accountable for the performance of their duties and, therefore, will respond unlimitedly with their personal assets with respect to liability for fines, damages and other monetary sanctions, directors and general managers are subject to potentially unlimited personal liability.

Decree 19 of 2002 allows financial entities to form financial groups or conglomerates under the common control of a holding entity or to designate one of the financial entities of the group as its holding company. In order to form such financial group conglomerates, it is necessary that the financial group have a bank.. The identification as a financial group does not entail that the financial group becomes a separate legal entity. Rather , the purpose of such identification is to allow the Superintendency of Banks to perform its supervision tasks on a consolidated basis.

Other Regulations in Guatemala

Decree No. 94- 2000 permits and regulates the use, transfer and payment in foreign currencies, as well as the use of foreign currency accounts and deposits within the Guatemalan financial system. Corporations and other entities that wish to offer securities denominated in foreign currencies must obtain prior authorization from the Monetary Board.

Decree No.67-2001 regulates the Anti-Money Laundering Law (Ley Contra el Lavado de Dinero u Otros Activos). The law was enacted to prevent and control money laundering in connection with criminal activities. Regulations issued by the Superintendency of Banks in accordance with this law went into effect on April 26, 2002. Among other things, the law and regulations created the Financial Intelligence Unit within the Superintendence of Banks under the name of Special Verification Intendancy (Intendencia de Verificación Especial – IVE). The Special Verification Intendancy has developed a national network for the prevention, control and surveillance of money-laundering activities. Penalties for non-compliance with anti-money laundering laws and regulations are set forth in the Superintendence of Banks Resolution 43-2002 and include fines or jail time for bank directors or employees and the suspension or cancellation of a financial institution’s license.

B.9	CYBERSECURITY FRAMEWORK

The Bank's internal policies define cyber-security risk as the possibility of an economic or non-economic loss arising from a violation to the confidentiality, integrity and availability of the information that the Bank processes excluding damages caused directly in the information systems of our customers, whenever at least one of the following events occurs: (i) intentional interruption of the Bank's informational and technological infrastructure, excluding technological or operative failures; (ii) successful unauthorized access to information or to a system; and (iii) unauthorized change in the Bank's hardware, firmware or software. Materialization of cyber-security risks may result in the unauthorized access to privileged information, technological breaches of the infrastructure of the Bank with the aim of stealing information, fraud due to exploitation of vulnerabilities, and the interruption of the Bank's services.

Over the past recent years the Bank has implemented a cyber-security management and control system that is designed to identify and protect critical assets, anticipate, identify, and protect from cybersecurity threats, and respond and recover capabilities or services that were impaired due to a cybersecurity event. The system includes features such as: perimeter security devices; endpoint and malicious software security mechanisms, including firewalls, intrusion prevention systems, endpoint protection platform, navigation control such as proxy and cloud access security broker, network access control, virtual private networks, encryption techniques, Anti-DDoS (distributed denial of service), multi-factor authentication, backup security systems and techniques; the constant monitoring and continuous assessment of technological infrastructure though software and hardware updates, penetration tests and ethical hacking seeking to identify and mitigate vulnerabilities; implementations of software and hardware upgrades; backup security systems; a 24/7 security operations center to detect, analyze, respond to, report on, and prevent cybersecurity incidents as well as computer forensics, intelligence and threat hunting services, among others. Furthermore, the Bank has obtained an insurance policy aimed at covering certain damages that may be suffered by the Bank and third parties as a result of data losses derived from cyber-attacks, although the coverage under the policy is subject to a retention (deductible) and the coverage limit may not be adequate to compensate the Bank for all losses resulting from a cybersecurity event.

The framework used to manage cyber-security risks is designed under practices of international frameworks and standards issued by the National Institute of Standards and Technology (NIST) in NIST SP 800-30 and NIST Cybersecurity Framework, the International Organization for Standardization (ISO) in ISO/IEC-27032, as well as the definitions established by the Bank.

The cybersecurity and information security division of the Bank is responsible for cyber-security risk management, a function performed together with the business processes, technology, risk and internal audit, considering the nature of the Bank, its risk appetite, customer needs, business strategy and the environment of the financial industry.

The framework seeks to ensure that the risks are identified, measured, controlled and monitored, and considers the international and regional best practices and regulations. The cyber-security risk management system is designed as a three lines of defense model: a risk identification stage, executed by IT Managers (applications and platforms) and security managers; an oversight stage, which includes monitoring, assessment and analysis of the risk's potential impact, executed by the technological component and security managers along with the risk areas; and, a review of the control's effectiveness stage developed by the internal audit area.

The Bank's senior management is committed to cybersecurity risk management, through a clear strategy which includes the allocation of human, technical and financial resources and a clear definition and disclosure of responsibilities regarding to cybersecurity. Senior management has stablished a cybersecurity and information security committee, responsible for: approving and promoting the most important policies, strategies and projects, being informed and making decisions about associated controls, periodically evaluating the strategic and tactical plans of compliance, the review, approval and prioritization of initiatives or decisions as well as the prioritization of the use of the allocated budget. This Committee is formed by seven vice presidents of the following vice presidencies: Bancolombia's Corporate Services Vice-presidency Banistmo's Corporate Services Vice-presidency, BAM’s Corporate Services Vice-presidency, Banco Agrícola's Corporate Services Vice-presidency, Bancolombia's Administrative and Security Services Vice-presidency, Bancolombia's Corporate Human Resources Vice-presidency and Bancolombia's Corporate Risk Vice Presidency (corporate).

In addition to senior management, Bancolombia's Board of Directors is also involved in cyber-security risk management. The Risk Corporate Vice Presidency is responsible for proposing the methodology, procedures and tools for cyber-security related risks management and the management policies which is approved by the Board of Directors; ensuring that an appropriate cyber-security risk management process is maintained and keeping the Board of Directors informed of its effectiveness according to the approved guidelines and methodologies; and analyzing periodically the reports that are submitted by the senior management on cyber-security risk exposure, exposures substantial changes, tolerance level compliance and mitigation and management measures adopted by the Bank. All members of the Board of Directors receive periodic reports on the level of compliance with the approved policies and procedures for cyber-security risk management, as well as relating to the causes of any breaches and the measures adopted to address the gaps identified by the cyber-security and Information Security Committee, to consider any corrective actions required.

In 2019, Bancolombia invested 32.7 million USD, in activities related to preventive, detective and corrective efforts for cybersecurity management, including: insurance policies, human resources costs, security solutions licensing and the administration and maintenance of cybersecurity controls for the Bank. In 2019, Bancolombia had no cybersecurity and information security incidents that could have materially affected the Bank with an economic or non-economic impact, in accordance with the definition and criteria defined by the Bank for that purpose. Therefore, no costs are associated with its remediation or consequences.

As of the date of this Annual Report, the Bank has not faced a cyber-attack with a material impact on its business or customers. However, we can give no assurance that the previously described measures, initiatives and procedures will be effective to prevent or mitigate potential future attacks or threats to the Bank’s technology infrastructure. Any failure by the Bank to detect or prevent cyber-security risk in a timely manner could result in a negative impact on the Bank's results of operations and financial position, or in problems with information, including data related to customers being lost, compromised, or delivered to the Bank's customers with delays or errors. The public perception that a cyber-attack on its systems has been successful, whether or not this perception is correct, may damage the Bank's reputation with customers and third parties with whom it does business.

B.10	COVID-19 CONSIDERATIONS

Since the beginning of March 2020, the outbreak of COVID-19 has impacted the Bank’s operations, customers, suppliers and employees. This circumstance affects the Bank’s Colombian and Central American operations. It remains unclear at this time how the developments in relation to COVID-19 will evolve through 2020 and the Bank will continue to monitor the situation closely.

As a response to the COVID-19 pandemic, on March 17, 2020 the Colombian government declared the social, economic and ecological emergency. Pursuant to such declaration, the government issued Decree 457 of 2020, which includes a mandatory shelter-in-place order within Colombia, as well as the suspension of international and domestic flights.

Many countries, including those where the Bank operates directly or through its subsidiaries have imposed similar measures, such as mandatory shelter-in-place and the closing of borders or travel prohibitions. These restrictions may adversely affect the jurisdictions where the Bank operates and its ability to conduct businesses as usual in those jurisdictions.

Bancolombia has operations in Colombia, Panamá, El Salvador and Guatemala, which are key for the overall performance of its business. As of the date of this Annual Report, the Bank has invoked business continuity plans in these subsidiaries and so far it has been able to maintain an acceptable level of service with minimal disruption to its customers.

As a response to the effects of COVID-19, in March 2020 Bancolombia started to offer temporary relief measures to assist both personal and small business customers in Colombia during the period of disruption. These measures are supported by the Colombian central bank and Superintendencia Financiera and are being offered throughout the country by the banking sector.

If the COVID-19 outbreak continues to cause disruption to economic activity in Colombia and Central America through 2020, there could be adverse impacts on other assets, such as the Bank’s investment portfolio, joint ventures and associates, as well as impacts on its income due to lower lending and transaction volumes, and fee revenue, which may impact the Bank’s profitability and capital position.

It is expected that in the first quarter of 2020 there will be higher expected credit losses (ECL) driven by a change in the economic scenarios used to calculate ECL. The COVID-19 outbreak has led to an expected weakening of the GDP forecasts in Colombia and Central America, and the probability of a more adverse economic scenario for the short term is higher than what was expected at 31 December 2019.

Currently, it is difficult to determine the impacts on the Bank’s impairment assessment of long-lived assets, loans and financial leases, associates, investments, among other assets on a reasonable and supportable basis. However, the Bank must consider both internal and external sources of information to determine the recoverable amounts and fair value of the assets. Likewise, changes in economic conditions will be monitored by the Bank as new information becomes available as to reflect in macroeconomic scenarios when assessing impairment of assets.

To mitigate the negative effects caused by COVID-19 the Colombian government has enacted measures to provide liquidity to the economy, to financially assist vulnerable populations and to provide funding to companies in sectors that are of national importance, including the banking sector. With the same purpose, Bancolombia adopted actions to help its customers and the national economy overall, by offering special credit lines and conditions such as deadline extensions to facilitate clients´s fulfillment of their obligations, and establishing special interest rates for the acquisition of basic goods such as food and medication through Bancolombia’s credit cards.

Similar measures have been adopted by the governments of the jurisdictions where the Bank operates. For instance, the Panamanian government, in the absence of central bank, has implemented an assistance plan for vulnerable populations and small business through direct financial assistance and tax benefits, and is yet to announce specific measures to offer liquidity to financial institutions, the Salvadorian government has adopted measures to preserve market liquidity through approval of additional national funding and the Guatemalan government has created the “Capital Protection Fund” which seeks to grant loans with special interest rates for both individuals and businesses.

The Bank has put in place a strategy to closely monitor its liquidity levels, considering loan commitments, maturity of liabilities, and withdrawals of deposits, among other factors, in order to enhance the cash position and liquid assets. In addition, the Central Bank of Colombia has taken measures to offer liquidity lines to financial institutions that may need extra support and avoid disruptions in inter-bank borrowings.

Nevertheless, despite the measures instated by the government and the Bank, the progression of COVID-19 may continue to result in the above-mentioned consequences.

For more information on the Bank’s risks associated to COVID-19, refer to Item 3.D. Risk Factors – “Ongoing Pandemics may adversely affect the Bank´s business and financial results”.

C.	ORGANIZATIONAL STRUCTURE

The following are the subsidiaries of Bancolombia:

The following is a list of subsidiaries of Bancolombia as of December 31, 2019:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly 2019

Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%
Valores Simesa S.A.	Colombia	Investments	67.11%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
Pasarela Colombia S.A.S. (Before BIBA Inmobiliaria S.A.S.)	Colombia	Real estate broker	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate broker	49.96%
Fideicomiso "Lote Abelardo Castro".	Colombia	Mercantil trust	66.77%
Fideicomiso Lote Distrito Vera B1B2	Colombia	Mercantil trust	66.77%
Fideicomiso Lote Distrito Vera B3B4	Colombia	Mercantil trust	66.77%
Bancolombia Panamá S.A.	Panama	Banking	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Investments	99.17%
Banistmo S.A.	Panama	Banking	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%
Financomer S.A.	Panama	Financial services	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%
Banistmo Panamá Fondo de Inversión S.A. (Before Suvalor Panamá Fondos de Inversión S.A.)	Panama	Holding	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%
Suvalor Renta Variable Colombia S.A.	Panama	Collective investment fund	100.00%
Banistmo Capital Markets Group Inc. (Non-operational stage)	Panama	Purchase and sale of securities	100.00%
Anavi Investment Corporation S.A. (Non-operational stage)	Panama	Real estate broker	100.00%
Desarrollo de Oriente S.A. (Non-operational stage)	Panama	Real estate broker	100.00%
Steens Enterpresies S.A. (Non-operational stage)	Panama	Loan portfolio holder	100.00%
Ordway Holdings S.A. (Non-operational stage)	Panama	Real estate broker	100.00%

Entity	Jurisdiction of Incorporation	Business	Shareholding Directly and Indirectly 2019
Grupo Agromercantil Holding S.A.	Panama	Holding	60.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Investments	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	60.00%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance company	59.17%
Financiera Agromercantil S.A.	Guatemala	Financial services	60.00%
Agrovalores S.A.	Guatemala	Securities brokerage	60.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance company	60.00%
Asistencia y Ajustes S.A.	Guatemala	Services	60.00%
Serproba S.A.	Guatemala	Maintenance and remodelling services	60.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	60.00%
Conserjeria, Mantenimiento y Mensajería S.A.	Guatemala	Maintenance services	60.00%
Mercom Bank Ltd.	Barbados	Banking	60.00%
New Alma Enterprises Ltd.	Bahamas	Investments	60.00%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%

D.	PREMISES AND EQUIPMENT

As of December 31, 2019, the Bank owned COP 3,828 billion in premises and equipment, net (including assets that are part of our operating leasing business), COP 2,093 billion correspond to land and buildings, of which approximately 96.58% are used for administrative offices and branches in 46 municipalities in Colombia, 25 municipalities in El Salvador, 7 municipalities in Guatemala and 4 municipalities in Panama. Likewise, COP 952 billion correspond to computer equipment, of which 12.3% relate to the central computer and servers of the Bank and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment. Also, the Bank is currently constructing facilities amounting to COP 31 billion.

In addition to its own branches, the Bank occupies 819 rented offices.

The following table illustrates the balance amount of premises and equipment valued in COP in each country as of December 31, 2019:

Country	Amount
In millions of COP
Colombia	3,230,330
El Salvador	308,371
Guatemala	159,994
Panama	128,736
Puerto Rico	327
Costa Rica	107
Total PPE	3,827,865

The Bank does not have any material liens on its property.

E.	SELECTED STATISTICAL INFORMATION

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

E.1	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances for each of the years ended December 31, 2019, 2018 and 2017 have been calculated as the arithmetic average of the last 13 monthly IFRS balances. In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2019, 2018 and 2017, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities:

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,(1)
	2019			2018			2017
	Average Balance	Interest income earned	Average Yield / Rate	Average Balance	Interest income earned	Average Yield / Rate	Average Balance	Interest income earned	Average Yield / Rate
	In millions of COP, except percentages
ASSETS
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	1,000,645	36,580	3.7%	1,775,740	106,706	6.0%	1,164,612	57,071	4.9%
Foreign activities	2,416,173	70,411	2.9%	1,587,751	38,001	2.4%	2,196,602	504	0.0%
Total	3,416,818	106,991	3.1%	3,363,491	144,707	4.3%	3,361,214	57,575	1.7%
Debt investments (2)
Domestic activities	10,029,160	633,587	6.3%	9,022,396	419,066	4.6%	9,057,238	612,076	6.8%
Foreign activities	7,278,953	408,598	5.6%	5,834,760	245,058	4.2%	5,390,576	247,655	4.6%
Total	17,308,113	1,042,185	6.0%	14,857,156	664,124	4.5%	14,447,814	859,731	6.0%
Loans and advances to customers and financial institutions (3)(4)
Domestic activities	115,577,087	12,151,936	10.5%	106,400,898	11,519,444	10.8%	94,870,082	12,122,572	12.8%
Foreign activities	60,917,700	4,476,384	7.3%	55,139,161	4,046,980	7.3%	55,631,821	3,851,013	6.9%
Total	176,494,787	16,628,320	9.4%	161,540,059	15,566,424	9.6%	150,501,903	15,973,585	10.6%
Total interest-earning assets (4)
Domestic activities	126,606,892	12,822,103	10.1%	117,199,034	12,045,216	10.3%	105,091,932	12,791,719	12.2%
Foreign activities	70,612,826	4,955,393	7.0%	62,561,672	4,330,039	6.9%	63,218,999	4,099,172	6.5%
Total	197,219,718	17,777,496	9.0%	179,760,706	16,375,255	9.1%	168,310,931	16,890,891	10.0%
Total non-interest-earning assets
Domestic activities	17,086,581	-	-	12,833,019	-	-	16,254,108	-	-
Foreign activities (5)	16,885,662	-	-	14,625,382	-	-	16,347,218	-	-
Total	33,972,243	-	-	27,458,401	-	-	32,601,326	-	-
Total interest and non-interest earnings assets
Domestic activities	143,693,473	12,822,103	8.9%	130,032,053	12,045,216	9.3%	121,346,040	12,791,719	10.5%
Foreign activities (5)	87,498,488	4,955,393	5.7%	77,187,054	4,330,039	5.6%	79,566,217	4,099,172	5.2%
Total (4)	231,191,961	17,777,496	7.7%	207,219,107	16,375,255	7.9%	200,912,257	16,890,891	8.4%

(1)	The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.

(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(3)	Includes performing loans only.

(4)	The decrease in interest earned for the year ended December 31, 2018, as compared to the figure for the year ended December 31, 2017, is due to the adoption of IFRS 9. IFRS 9 requires that interest revenue shall be calculated by applying the effective interest rate to the ‘amortised cost’ of the financial asset (‘net interest revenue’), for financial assets that are not purchased or originated credit-impaired financial assets and have subsequently become credit-impaired financial assets.
(5)	The percentage of total average assets attributable to foreign activities was 37.8%, 37.2% and 39.6% respectively, for the fiscal years ended December 31, 2019, 2018 and 2017.

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2019			2018			2017
	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate
	In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Domestic activities	12,230,317	14,201	0.1%	10,857,580	14,347	0.1%	10,319,409	14,234	0.1%
Foreign activities	10,599,525	42,266	0.4%	10,375,370	39,321	0.4%	10,173,663	36,579	0.4%
Total	22,829,842	56,467	0.2%	21,232,950	53,668	0.3%	20,493,072	50,813	0.2%
Savings deposits
Domestic activities	47,172,719	946,105	2.0%	42,738,807	916,912	2.1%	38,111,789	1,064,435	2.8%
Foreign activities	14,279,292	230,838	1.6%	12,634,703	196,117	1.6%	12,277,933	200,781	1.6%
Total	61,452,011	1,176,943	1.9%	55,373,510	1,113,029	2.0%	50,389,722	1,265,216	2.5%
Time deposits
Domestic activities	33,449,926	1,893,758	5.7%	30,842,476	1,856,806	6.0%	30,666,059	2,182,011	7.1%
Foreign activities	29,096,091	1,037,630	3.6%	24,216,326	828,557	3.4%	24,242,926	781,276	3.2%
Total	62,546,017	2,931,388	4.7%	55,058,802	2,685,363	4.9%	54,908,985	2,963,287	5.4%
Funds purchased and securities sold under agreements to repurchase
Domestic activities	4,619,266	198,145	4.3%	4,275,044	215,679	5.0%	4,109,470	175,911	4.3%
Foreign activities	1,429,210	2,097	0.1%	1,457,406	3,832	0.3%	845,370	5,056	0.6%
Total	6,048,476	200,242	3.3%	5,732,450	219,511	3.8%	4,954,840	180,967	3.7%
Borrowings from development and other domestic banks(2)
Domestic activities	4,641,720	279,758	6.0%	4,829,403	297,843	6.2%	5,066,726	391,449	7.7%
Foreign activities	287,518	35,893	12.5%	492,483	47,254	9.6%	683,451	34,300	5.0%
Total	4,929,238	315,651	6.4%	5,321,886	345,097	6.5%	5,750,177	425,749	7.4%
Interbank borrowings(2)(3)
Domestic activities	-	-	0.0%	-	-	-	-	-	-
Foreign activities	10,453,680	354,678	3.4%	8,814,236	274,851	3.1%	10,779,261	278,107	2.6%
Total	10,453,680	354,678	3.4%	8,814,236	274,851	3.1%	10,779,261	278,107	2.6%
Long-term debt
Domestic activities	5,117,798	557,726	10.9%	5,311,475	575,500	10.8%	5,803,401	476,080	8.2%
Foreign activities	15,517,371	607,082	3.9%	14,499,546	563,957	3.9%	13,435,824	714,920	5.3%
Total	20,635,169	1,164,808	5.6%	19,811,021	1,139,457	5.8%	19,239,225	1,191,000	6.2%

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2019			2018			2017
	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate (2)	Average Balance	Interest paid	Average Yield / Rate
	In millions of COP, except percentages
Lease liability(4)
Domestic activities	1,081,141	80,016	7.4%	-	-	-	-	-	-
Foreign activities	717,035	41,931	5.8%	-	-	-	-	-	-
Total	1,798,176	121,947	6.8%	-	-	-	-	-	-
Total interest-bearing liabilities
Domestic activities	108,312,887	3,969,709	3.7%	98,854,785	3,877,087	3.9%	94,076,854	4,304,120	4.6%
Foreign activities	82,379,722	2,352,415	2.9%	72,490,070	1,953,889	2.7%	72,438,428	2,051,019	2.8%
Total	190,692,609	6,322,124	3.3%	171,344,855	5,830,976	3.4%	166,515,282	6,355,139	3.8%
Total non-interest bearing liabilities
Domestic activities	10,072,053	-	-	8,971,908	-	-	8,965,995	-	-
Foreign activities (5)	2,779,104	-	-	2,331,603	-	-	2,387,904	-	-
Total	12,851,157	-	-	11,303,511	-	-	11,353,899	-	-
Stockholders' equity
Domestic activities	20,741,436	-	-	19,827,602	-	-	18,743,416	-	-
Foreign activities	6,906,759	-	-	4,743,138	-	-	4,299,659	-	-
Total	27,648,195	-	-	24,570,740	-	-	23,043,075	-	-
Total interest and non-interest bearing liabilities and stockholders’ equity(5)
Domestic activities	139,126,376	3,969,709	2.9%	127,654,295	3,877,087	3.0%	121,786,265	4,304,120	3.5%
Foreign activities (5)	92,065,585	2,352,415	2.6%	79,564,811	1,953,889	2.5%	79,125,991	2,051,019	2.6%
Total	231,191,961	6,322,124	2.7%	207,219,106	5,830,976	2.8%	200,912,256	6,355,139	3.2%

____________________________

(1)	The Bank average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.

(2)	Includes both short-term and long-term borrowings.

(3)	Includes borrowings from banks located outside Colombia.

(4)	As of January 01, 2019 the Bank adopted IFRS 16, this standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases.

(5)	The percentage of total average liabilities attributable to foreign activities was 41.8%, 41.0% and 42.1% respectively, for the fiscal years ended December 31, 2019, 2018 and 2017.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2019 compared to the year ended December 31, 2018; and the year ended December 31, 2018, compared to the year ended December 31, 2017. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2019 - December 31, 2018 Increase (Decrease) due to changes in:			December 31, 2018- December 31, 2017 Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Domestic activities	(36,962)	(33,164)	(70,126)	34,682	14,953	49,635
Foreign activities	22,871	9,539	32,410	(101)	37,598	37,497
Total	(14,091)	(23,625)	(37,716)	34,581	52,551	87,132
Investment securities(1)
Domestic activities	50,745	163,776	214,521	(2,346)	(190,664)	(193,010)
Foreign activities	69,306	94,234	163,540	62,644	(65,241)	(2,597)
Total	120,051	258,010	378,061	60,298	(255,905)	(195,607)
Loans and financial leases
Domestic activities	950,393	(317,901)	632,492	2,350,396	(2,953,524)	(603,128)
Foreign activities	424,615	4,789	429,404	(33,750)	229,717	195,967
Total	1,375,008	(313,112)	1,061,896	2,316,646	(2,723,807)	(407,161)
Total interest-earning assets
Domestic activities	964,176	(187,289)	776,887	2,382,732	(3,129,235)	(746,503)
Foreign activities	516,792	108,562	625,354	28,793	202,074	230,867
Total	1,480,968	(78,727)	1,402,241	2,411,525	(2,927,161)	(515,636)
Interest-bearing liabilities:
Checking deposits
Domestic activities	(3,579)	3,433	(146)	582	(469)	113
Foreign activities	863	2,082	2,945	735	2,007	2,742
Total	(2,716)	5,515	2,799	1,317	1,538	2,855
Savings deposits
Domestic activities	78,467	(49,274)	29,193	162,165	(309,688)	(147,523)
Foreign activities	26,330	8,391	34,721	6,229	(10,893)	(4,664)
Total	104,797	(40,883)	63,914	168,394	(320,581)	(152,187)
Time deposits
Domestic activities	125,261	(88,309)	36,952	12,628	(337,833)	(325,205)
Foreign activities	172,798	36,275	209,073	(856)	48,137	47,281
Total	298,059	(52,034)	246,025	11,772	(289,696)	(277,924)
Funds purchased and securities sold under agreements to repurchase
Domestic activities	20,389	(37,923)	(17,534)	7,321	32,448	39,769

	December 31, 2019 - December 31, 2018 Increase (Decrease) due to changes in:			December 31, 2018- December 31, 2017 Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Foreign activities	(73)	(1,662)	(1,735)	(5,417)	4,193	(1,224)
Total	20,316	(39,585)	(19,269)	1,904	36,641	38,545
Borrowings from development and other domestic banks
Domestic activities	(11,409)	(6,676)	(18,085)	(17,638)	(75,968)	(93,606)
Foreign activities	(41,071)	29,710	(11,361)	(5,723)	18,677	12,954
Total	(52,480)	23,034	(29,446)	(23,361)	(57,291)	(80,652)
Interbank borrowings
Domestic activities	-	-	-	-	-	-
Foreign activities	54,177	25,650	79,827	22,548	(25,804)	(3,256)
Total	54,177	25,650	79,827	22,548	(25,804)	(3,256)
Long-term debt
Domestic-activities	(21,129)	3,355	(17,774)	(35,706)	135,126	99,420
Foreign-activities	39,802	3,323	43,125	62,951	(213,914)	(150,963)
Total	18,673	6,678	25,351	27,245	(78,788)	(51,543)
Lease liability(2)
Domestic-activities	80,016	-	80,016	-	-	-
Foreign-activities	41,931	-	41,931	-	-	-
Total	121,947	-	121,947	-	-	-
Total interest-bearing liabilities
Domestic-activities	268,016	(175,394)	92,622	129,352	(556,384)	(427,032)
Foreign-activities	294,757	103,769	398,526	80,467	(177,597)	(97,130)
Total	562,773	(71,625)	491,148	209,819	(733,981)	(524,162)

____________________________

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	As of January 01, 2019 the Bank adopted IFRS 16, this standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

	Interest-Earning Assets-Yield For the Fiscal Year Ended December 31,
	2019	2018	2017
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	126,606,892	117,199,034	105,091,932
Foreign activities	70,612,826	62,561,672	63,218,999
Total	197,219,718	179,760,706	168,310,931
Net interest income(1)
Domestic activities	8,852,394	8,168,129	8,487,599
Foreign activities	2,602,978	2,376,150	2,048,153
Total	11,455,372	10,544,279	10,535,752
Average yield on interest-earning assets
Domestic activities	10.13%	10.28%	12.17%
Foreign activities	7.02%	6.92%	6.48%
Total	9.01%	9.11%	10.04%
Net interest margin(2)
Domestic activities	6.99%	6.97%	8.08%
Foreign activities	3.69%	3.80%	3.24%
Total	5.81%	5.87%	6.26%
Interest spread(3)
Domestic activities	6.46%	6.36%	7.60%
Foreign activities	4.16%	4.23%	3.65%
Total	5.70%	5.71%	6.22%

____________________________

(1)	Net interest income is loan interest income less interest expense and includes interest earned on investments.

(2)	Net interest margin is net interest income divided by total average interest-earning assets.

(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2	INVESTMENT PORTFOLIO

The Bank acquires and holds investment securities, including debt instruments and equity securities, for liquidity and other strategic purposes, or when it is required by law.

IFRS 9 requires investments to be classified as either amortized cost, fair value through other comprehensive income or fair value through profit or loss. The classification is based on: (a) the entity’s business model for managing the financial assets, and (b) the contractual cash flow characteristics of the financial asset. Accordingly, an investment is classified and measured as amortized cost if: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. An investment is classified and measured at fair value through other comprehensive income if: (i) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Prior to the date of application of IFRS 9, investment portfolios that were managed only on the basis of fair value through profit or loss and amortized cost. As permitted by the transitional provisions of IFRS 9, the Bank reclassified debt securities from fair value through profit or loss and amortized cost to fair value through comprehensive income based on the Bank’s business model for managing its financial assets portfolio and the contractual cash flow characteristics of the assets.

The Bank’s financial assets in the investment portfolio are classified according to the current business model. Such assets’ allowances are determined by the risk stage and credit risk rating, historical changes in risk factors, fair value, macroeconomic factors and collaterals.

For purposes of measurement and recognition of impairment in associates and joint ventures, Bancolombia applies the impairment test in accordance with IAS 36 once indicators of impairment from IAS 28 are met.

As of December 31, 2019, Bancolombia’s debt instruments investment portfolio had a carrying value of COP 15,594 billion.

The following table sets forth the carrying value of the Bank‘s investments in Colombian Government and foreign Governments and corporate debt instruments and certain other financial investments as of the dates indicated:(1)

	As of December 31,
	2019(2)	2018(2)	2017(2)
	In millions of COP
Foreign currency-denominated
Debt instruments issued by foreign Governments	4,981,607	4,233,200	3,522,849
Debt instruments issued or secured by other financial entities	629,634	519,331	641,305
Debt instruments issued or secured by Colombian Government	117,739	346,615	69,602
Debt instruments issued or secured by Government entities	-	39,401	26,377
Corporate bonds	1,690,543	1,235,542	1,000,794
Subtotal	7,419,523	6,374,089	5,260,927
Peso-denominated
Debt instruments issued or secured by other financial entities	554,474	471,845	636,902
Debt instruments issued or secured by the Colombian Government	5,662,433	6,945,796	6,946,510
Debt instruments issued or secured by Government entities	1,898,919	1,879,705	1,936,215
Corporate bonds	58,981	50,092	78,869
Subtotal	8,174,807	9,347,438	9,598,496
Total	15,594,330	15,721,527	14,859,423

____________________________

(1)	For further information, see Note 5 “Financial assets investments and derivatives” to the Consolidated Financial Statements.

(2)	Includes debt instruments only. Net investments in equity securities were COP 1,228,424, COP 1,639,948 and COP 1,517,830 for 2019, 2018 and 2017, respectively.

As of December 31, 2019, 2018 and 2017, Bancolombia held debt instruments issued by foreign Governments in the following amounts:

As of December 31,	Issuer	Investment Amount (In millions of COP)	Investment Amount (thousands of U.S. dollars)(1)
2019	U.S. Treasury	2,093,242	638,741
	Republic of Panama	1,328,040	405,244
	Republic of Guatemala	1,132,770	345,659
	Republic of El Salvador	332,554	101,477
	Republic of Mexico	71,823	21,916
	Republic of Costa Rica	13,966	4,262
	Republic of Dominicana	9,212	2,811

As of December 31,	Issuer	Investment Amount (In millions of COP)	Investment Amount (thousands of U.S. dollars)(1)
2018	Republic of Guatemala	1,403,859	431,990
	U.S. Treasury	1,560,168	480,088
	Republic of Panama	890,075	273,890
	Republic of El Salvador	239,234	73,616
	Republic of Mexico	90,598	27,878
	Republic of Costa Rica	46,786	14,397
	Republic of Chile	1,628	501
	Republic of Peru	852	262
2017	Republic of Guatemala	1,462,363	490,068
	Republic of Panama	958,553	321,231
	U.S. Treasury	701,551	235,104
	Republic of Mexico	22,095	7,404
	Republic of Costa Rica	87,800	29,424
	Republic of El Salvador	290,487	97,348

(1)	These amounts have been translated at the rate of COP 3,277.14 per USD 1.00 at December 31, 2019, COP 3,249.75 per USD 1.00 at December 31, 2018 and COP 2,984 per USD 1.00 at December 31, 2017, which corresponds to the Representative Market Rate calculated on December 31, the last business day of the year.

As of December 31, 2019, the Bank’s peso-denominated debt instruments portfolio amounted to COP 8,174 billion, reflecting a 12.54% decrease compared to December 31, 2018 principally because of a reduction in holdings of debt instruments issued or secured by the Colombian Government and Colombian government entities. Peso-denominated debt instruments issued by the Colombian government represented 69.27% of the Bank’s peso-denominated debt instruments portfolio as of December 31, 2019.

Also, as of December 31, 2019, Bancolombia’s portfolio of securities issued by foreign governments amounted to COP 4,981 billion, a 17.68% increase compared to December 31, 2018 as a consequence of an increase in the Bank’s position in securities issued by the U.S. Treasury, Panama, El Salvador and Dominican Republic.

DEBT INSTRUMENTS PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s debt instruments as of December 31, 2019:

As of December 31, 2019
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 Years		Maturity more than 10 years		Total
	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)	Balance	Yield %(1)
In millions of COP, except yields
Securities issued or secured by: Foreign currency.-denominated(2):
Foreign Governments	2,497,771	2.84%	1,586,135	3.95%	847,170	4.27%	50,531	6.18%	4,981,607	3.47%
Corporate bonds	15,916	3.56%	616,280	5.08%	1,037,234	5.27%	21,113	4.11%	1,690,543	5.17%
Other financial entities	240,922	2.80%	220,173	4.11%	20,408	5.47%	148,131	0.00%	629,634	2.69%
Colombian Government	-	-	113,325	3.03%	4,414	3.14%	-	0.00%	117,739	3.03%
Subtotal	2,754,609	2.84%	2,535,913	4.20%	1,909,226	4.82%	219,775	1.82%	7,419,523	3.79%
Securities issued or secured by: Peso-denominated(2)
Colombian Government	1,527,762	4.76%	2,601,008	5.02%	441,249	3.71%	140,346	6.26%	4,710,365	4.85%
Other Government entities	1,828,660	0.72%	62,144	5.89%	8,115	6.88%	-	-	1,898,919	0.92%
Other financial entities	100,214	5.54%	250,145	6.64%	114,177	10.54%	56,844	9.25%	521,380	7.57%
Corporate bonds	3,539	5.90%	48,795	6.60%	4,575	6.84%	2,072	7.11%	58,981	6.59%
Subtotal	3,460,175	2.65%	2,962,092	5.20%	568,116	5.15%	199,262	7.12%	7,189,645	4.02%
Securities issued or secured by: UVR-denominated(2)
Colombian Government	-	-	881,941	1.56%	56,799	1.84%	13,328	3.00%	952,068	1.60%
Other financial entities	-	-	-	-	4,003	2.23%	29,091	5.13%	33,094	4.78%
Subtotal	-	-	881,941	1.56%	60,802	1.86%	42,419	4.46%	985,162	1.70%
Total (COP)	6,214,784		6,379,946		2,538,144		461,456		15,594,330

(1)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2019.

(2)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

As of December 31, 2019, the Bank had the following investments in debt instruments of issuers that exceeded 10% of the Bank‘s equity:

		As of December 31,
		2019
Debt instruments issued or secured by:	Issuer	Book Value	Fair value
		In millions of COP
Colombian Government	Ministry of Finance	5,780,172	5,781,975
Total		5,780,172	5,781,975

E.3	LOAN PORTFOLIO

Types of Loans

The following table shows the Bank’s loan portfolio classified into commercial, consumer, mortgage, financial leases and small business loans:

	As of December 31,
	2019	2018	2017	2016	2015
	In millions of COP
Domestic
Commercial
Corporate	27,001,064	31,828,782	38,390,733	35,344,359	35,013,853
SME	10,006,407	14,424,874	14,964,891	14,405,761	13,083,803
Others	27,660,863	19,431,099	11,492,310	12,566,955	13,743,130
Total commercial	64,668,334	65,684,755	64,847,934	62,317,075	61,840,786
Consumer
Credit cards	5,763,383	4,992,953	4,597,677	3,827,948	3,275,000
Vehicle loans	3,081,144	2,790,681	2,456,575	2,481,891	2,453,458
Payroll loans	3,198,858	3,123,414	2,827,298	2,741,857	2,680,018
Others	16,882,573	11,459,160	9,160,995	6,310,038	4,450,248
Total consumer	28,925,958	22,366,208	19,042,545	15,361,734	12,858,724
Mortgage
Vis	3,059,316	2,848,572	2,834,658	2,591,161	2,327,222
Non-Vis	9,471,388	9,303,394	8,152,922	7,579,002	6,385,670
Total mortgage	12,530,704	12,151,966	10,987,580	10,170,163	8,712,892
Financial Leases	23,957,961	22,601,474	21,728,901	20,685,823	19,898,665
Small Business Loan	769,332	653,897	650,653	673,314	592,572
Total loans and leases	130,852,289	123,458,300	117,257,613	109,208,109	103,903,639
Allowance for loans and advances and lease losses	(8,553,584)	(8,482,256)	(7,305,563)	(5,529,506)	(4,312,564)
Total domestic loans, net	122,298,705	114,976,044	109,952,050	103,678,603	99,591,075
Foreign
Commercial
Corporate	23,107,363	23,733,836	20,270,534	20,517,994	18,715,678
SME	2,203,352	2,099,697	2,219,168	2,116,047	2,302,596
Others	2,789,504	3,082,360	1,659,605	1,308,592	3,033,692
Total commercial	28,100,219	28,915,893	24,149,307	23,942,633	24,051,966
Consumer
Credit cards	2,315,971	2,033,736	1,657,600	3,956,710	3,885,302
Vehicle loans	516,825	462,379	459,130	576,762	636,518
Payroll loans	4,697,518	4,327,967	4,143,485	2,338,803	2,270,762
Others	3,244,398	2,803,091	2,343,354	1,691,270	1,519,309
Total consumer	10,774,712	9,627,173	8,603,569	8,563,545	8,311,891

	As of December 31,
	2019	2018	2017	2016	2015
Mortgage
Vis	3,152,069	2,929,495	2,657,268	2,426,359	1,924,951
Non-Vis	8,300,510	7,789,224	6,867,360	6,559,330	6,480,940
Total mortgage	11,452,579	10,718,719	9,524,628	8,985,689	8,405,891
Financial Leases	592,868	596,730	520,050	658,100	652,911
Small Business Loan	510,076	502,301	412,927	389,410	294,341
Total loans and leases	51,430,454	50,360,816	43,210,481	42,539,377	41,717,000
Allowance for loans and advances and lease losses	(2,375,811)	(1,753,575)	(917,540)	(1,092,405)	(936,191)
Total foreign loans, net	49,054,643	48,607,241	42,292,941	41,446,972	40,780,809
Total Foreign and Domestic Loans	171,353,348	163,583,285	152,244,991	145,125,575	140,371,884

As of December 31, 2019, the Bank’s total loan portfolio amounted to COP 182,283 billion and increased 4.87% as compared to COP 173,819 billion as of December 31, 2018. The growth in loan volume during 2019 was driven by a growth mainly in Colombia, Guatemala and El Salvador (the latter two partly explained by the devaluation of the Colombian peso against the U.S. dollar). For further discussion of some of these trends, please see Item 5. "Operating and Financial Review and Prospects-D. Trend information".

As of December 31, 2019, commercial loans amounted to COP 92,769 billion, or 50.89% of total loans and decreased 1.94% from COP 94,601 billion at the end 2018.

As of December 31, 2019, consumer loans totaled COP 39,701 billion, or 21.78% of total loans. These loans increased 24.09% over the year as a result of new strategies in the consumer segment and agile loan origination processes, that resulted in an increase in the portfolio during the period.

As of December 31, 2019, mortgage loans totaled COP 23,983 billion and increased 4.86% over the year, from COP 22,871 billion at the end 2018.

Financial leases totaled COP 24,551 billion as of December 31, 2019 and increased 5.83% from COP 23,198 billion in 2018.

As of December 31, 2019, small business loans amounted to COP 1,279 billion, 0.70% of total loans and increased 10.64% from COP 1,156 billion at the end 2018.

Borrowing Relationships

As of December 31, 2019, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented approximately 7.3% of the loan portfolio of the Bank and no single exposure represented more than 2% of the loan book. In addition, 100% of those loans were corporate loans.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2019:

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	In millions of COP
Domestic loans and financial leases
Commercial
Corporate	5,681,767	11,096,005	10,223,292	27,001,064

	Maturity of one year or less	Maturity of one to five years	Maturity of more than five years	Total
	In millions of COP
SME	2,818,040	5,850,446	1,337,921	10,006,407
Others	10,720,292	10,920,492	6,020,079	27,660,863
Total commercial	19,220,099	27,866,943	17,581,292	64,668,334
Consumer
Credit cards	495	5,762,888	0	5,763,383
Vehicle loans	52,353	1,777,586	1,251,205	3,081,144
Payroll loans	36,749	972,125	2,189,984	3,198,858
Others	300,716	13,874,624	2,707,233	16,882,573
Total consumer	390,313	22,387,223	6,148,422	28,925,958
Mortgage
VIS	8,237	171,126	2,879,953	3,059,316
Non-VIS	14,519	326,732	9,130,137	9,471,388
Total mortgage	22,756	497,858	12,010,090	12,530,704
Financial leases	3,020,313	6,813,735	14,123,913	23,957,961
Small business loan	100,153	661,907	7,272	769,332
Total domestic loans and financial leases	22,753,634	58,227,666	49,870,989	130,852,289
Foreign loans and financial leases:
Commercial
Corporate	6,696,105	9,727,324	6,683,934	23,107,363
SME	882,931	974,439	345,982	2,203,352
Others	898,082	677,967	1,213,455	2,789,504
Total commercial	8,477,118	11,379,730	8,243,371	28,100,219
Consumer
Credit cards	160,312	1,930,228	225,431	2,315,971
Vehicle loans	14,228	235,325	267,272	516,825
Payroll loans	18,699	837,488	3,841,331	4,697,518
Others	314,078	1,903,910	1,026,410	3,244,398
Total consumer	507,317	4,906,951	5,360,444	10,774,712
Mortgage
VIS	1,435	19,151	3,131,483	3,152,069
Non-VIS	24,746	192,968	8,082,796	8,300,510
Total mortgage	26,181	212,119	11,214,279	11,452,579
Financial leases	32,159	386,157	174,552	592,868
Small business loan	148,057	176,071	185,948	510,076
Total foreign loans and financial leases	9,190,832	17,061,028	25,178,594	51,430,454
Total loans	31,944,466	75,288,694	75,049,583	182,282,743

In general, the initial term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2019, 58.83% of the Bank’s loan portfolio has a maturity of five years or less.

Loans interest rate allocation

The following table shows the interest rate allocation of the Bank’s loan portfolio due after one year and within one year or less:

As of December 31, 2019
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	68,828,665
Foreign-denominated	17,937,504
Total	86,766,169
Fixed Rate
Domestic-denominated	39,269,990
Foreign-denominated	24,302,118
Total	63,572,108
Loans with term of less than 1 year:
Domestic-denominated	22,753,634
Foreign-denominated	9,190,832
Total	31,944,466
Total loans	182,282,743

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes:

	As of December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	In millions of COP, except percentages
Domestic
Agriculture	3,931,913	3.00%	3,804,075	3.10%	3,533,671	3.00%	3,360,479	3.10%	4,330,757	4.20%
Petroleum and Mining Products	923,375	0.71%	1,082,816	0.80%	909,127	0.80%	1,670,126	1.50%	1,791,910	1.70%
Food, Beverages and Tobacco	6,107,103	4.67%	5,865,111	4.70%	5,640,910	4.80%	4,992,305	4.60%	5,141,738	5.00%
Chemical production	3,383,655	2.59%	3,566,746	2.90%	3,341,248	2.90%	3,184,196	2.90%	2,871,547	2.80%
Government	5,626,186	4.30%	4,457,944	3.60%	3,780,686	3.20%	3,426,089	3.10%	3,131,339	3.00%
Construction	14,526,616	11.10%	14,508,354	11.80%	15,464,605	13.20%	14,122,163	12.90%	14,577,061	14.00%
Commerce and Tourism	17,601,979	13.45%	16,928,137	13.70%	17,115,018	14.60%	15,953,310	14.60%	14,934,712	14.40%
Transport and Communications	7,703,609	5.89%	8,331,727	6.80%	8,307,712	7.10%	7,484,105	6.90%	8,189,789	7.90%
Public services	5,492,806	4.20%	6,007,483	4.90%	5,180,634	4.40%	5,013,469	4.60%	4,881,297	4.70%
Consumer services	42,466,786	32.45%	35,886,645	29.10%	31,367,376	26.70%	28,673,632	26.30%	22,439,817	21.60%
Commercial services	16,630,762	12.71%	17,041,170	13.80%	16,248,665	13.90%	15,186,857	13.90%	15,956,430	15.30%
Other Industries and Manufactured Products	6,457,499	4.93%	5,978,092	4.80%	6,367,961	5.40%	6,141,378	5.60%	5,657,242	5.40%
Total domestic loans	130,852,289	100.00%	123,458,300	100.00%	117,257,613	100.00%	109,208,109	100.00%	103,903,639	100.00%
Foreign
Agriculture	1,948,089	3.79%	2,548,078	5.00%	2,171,525	5.00%	2,210,219	5.20%	1,942,147	4.70%
Petroleum and Mining Products	148,222	0.29%	181,789	0.40%	65,991	0.20%	96,463	0.30%	355,825	0.90%
Food, Beverages and Tobacco	629,948	1.22%	320,596	0.60%	808,493	1.90%	556,798	1.30%	330,038	0.80%
Chemical production	62,995	0.12%	12,561	0.00%	172,763	0.40%	218,010	0.50%	331,651	0.80%
Government	1,897	0.00%	79,133	0.20%	151,879	0.30%	204,429	0.50%	668,463	1.60%
Construction	6,221,753	12.10%	5,513,212	11.00%	5,164,321	12.00%	4,496,434	10.60%	5,424,291	13.00%
Commerce and Tourism	8,873,330	17.25%	7,641,117	15.20%	6,520,546	15.10%	6,056,928	14.20%	5,833,248	14.00%
Transport and Communications	524,847	1.02%	865,257	1.70%	602,962	1.40%	740,379	1.70%	1,588,048	3.80%
Public services	1,326,236	2.58%	966,764	1.90%	2,472,215	5.70%	4,626,201	10.90%	4,807,362	11.50%
Consumer services	22,647,495	44.04%	20,813,390	41.30%	16,719,168	38.70%	13,116,938	30.80%	12,634,026	30.20%
Commercial services	4,120,883	8.01%	5,540,572	11.00%	3,993,836	9.20%	5,753,166	13.50%	3,049,918	7.30%
Other Industries and Manufactured Products	4,924,759	9.58%	5,878,347	11.70%	4,366,782	10.10%	4,463,412	10.50%	4,751,983	11.40%
Total foreign loans	51,430,454	100.00%	50,360,816	100.00%	43,210,481	100.00%	42,539,377	100.00%	41,717,000	100.00%
Total Foreign and Domestic Loans	182,282,743	100.00%	173,819,116	100.00%	160,468,094	100.00%	151,747,486	100.00%	145,620,639	100.00%

Credit Categories

For the purpose of credit risk evaluation, loans and financial lease contracts are classified in accordance with the regulations of the SFC. For further details please see Note 31 to the Consolidated Financial Statements, section b. Credit Quality Analysis - Loans and Financial Leases.

The following table shows the Bank’s loan portfolio by type of loan for the relevant periods:

	Loan Portfolio by Type of Loan as of December 31,
	2019	2018	2017	2016	2015
	In millions of COP
Commercial	92,768,553	94,600,648	88,997,241	86,259,708	85,892,752
Consumer	39,700,670	31,993,381	27,646,114	23,925,279	21,170,615
Small Business	1,279,408	1,156,198	1,063,580	1,062,724	886,913
Financial Leases	24,550,829	23,198,204	22,248,951	21,343,923	20,551,576
Mortgage	23,983,283	22,870,685	20,512,208	19,155,852	17,118,783
Total loans and advances to costumers and financial institutions	182,282,743	173,819,116	160,468,094	151,747,486	145,620,639
Total allowance for loans, advances and lease losses	(10,929,395)	(10,235,831)	(8,223,103)	(6,621,911)	(5,248,755)
Total loans and advances to customers and financial institutions, net	171,353,348	163,583,285	152,244,991	145,125,575	140,371,884

Risk categories

The SFC provides the following minimum risk classifications, according to the financial situation of the borrower or the past-due days of the obligation. For the year ended December 31, 2019, the credit quality distribution is based on IFRS 9 (Expected credit losses) using the risk classification provided by the SFC. The following table is benchmarked to the SFC’s risk classification but is not designed to be the same. For further details please see Note 31 to the Consolidated Financial Statements, section b. Credit Quality Analysis - Loans and Financial Leases.

	As of December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	In millions of COP, except percentages
“A” Normal Risk	141,795,223	77.8%	137,163,996	78.9%	140,558,163	87.6%	136,471,216	89.9%	131,999,143	90.6%
“B” Acceptable Risk	21,582,915	11.8%	19,225,526	11.1%	9,189,969	5.7%	7,319,360	4.8%	7,682,616	5.3%
“C” Appreciable Risk	6,531,386	3.6%	5,200,350	3.0%	3,844,704	2.4%	3,582,671	2.4%	2,438,541	1.7%
“D” Significant Risk	3,413	0.0%	4,032	0.0%	4,456,958	2.8%	2,499,271	1.7%	1,821,582	1.3%
“E” Unrecoverable Risk	12,369,806	6.8%	12,225,212	7.0%	2,418,300	1.5%	1,874,968	1.2%	1,678,757	1.1%
Total loans and financial leases	182,282,743	100.0%	173,819,116	100.0%	160,468,094	100.0%	151,747,486	100.0%	145,620,639	100.0%
Loans classified as “C”, “D” and “E” as a percentage of total loans	10.37%		10.03%		6.68%		5.24%		4.08%

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	In millions of COP, except percentages
Domestic
Commercial
Corporate	833,587	13.40%	1,363,568	21.50%	1,038,689	17.40%	241,253	6.30%	504,660	14.00%
SME	1,102,487	17.73%	1,145,007	18.10%	1,290,982	21.70%	882,037	23.20%	637,404	17.70%
Others	845,764	13.60%	751,927	11.80%	485,251	8.20%	420,549	11.10%	282,095	7.80%
Total commercial	2,781,838	44.73%	3,260,502	51.40%	2,814,922	47.30%	1,543,839	40.60%	1,424,159	39.50%
Consumer
Credit cards	275,441	4.43%	287,104	4.50%	385,717	6.50%	211,526	5.50%	207,429	5.80%
Vehicle loans	155,405	2.50%	177,472	2.80%	203,972	3.40%	201,865	5.30%	133,846	3.70%
Payroll loans	62,329	1.00%	71,537	1.10%	96,823	1.60%	82,093	2.20%	80,814	2.20%
Others	1,012,702	16.28%	648,135	10.20%	569,176	9.50%	308,457	8.10%	186,994	5.20%
Total consumer	1,505,877	24.21%	1,184,248	18.60%	1,255,688	21.00%	803,941	21.10%	609,083	16.90%
Mortgage
VIS	254,730	4.10%	277,917	4.40%	294,002	4.90%	243,107	6.40%	197,425	5.40%
Non-VIS	738,114	11.87%	783,429	12.40%	726,321	12.20%	507,057	13.30%	384,585	10.70%
Total mortgage	992,844	15.97%	1,061,346	16.80%	1,020,323	17.10%	750,164	19.70%	582,010	16.10%
Financial Leases	848,265	13.63%	752,367	11.90%	754,965	12.80%	620,686	16.30%	936,382	26.00%
Small Business Loan	90,977	1.46%	84,669	1.30%	107,508	1.80%	86,637	2.30%	55,584	1.50%
Total domestic past due loans	6,219,801	100%	6,343,132	100%	5,953,406	100%	3,805,267	100%	3,607,218	100%
Foreign
Commercial
Corporate	356,240	16.03%	230,902	12.90%	208,000	12.40%	210,395	13.30%	275,131	20.80%
SME	230,214	10.36%	171,533	9.50%	151,403	9.00%	122,030	7.70%	81,502	6.10%
Others	228,155	10.26%	133,573	7.40%	74,982	4.50%	30,101	2.00%	53,343	4.00%
Total commercial	814,609	36.65%	536,008	29.80%	434,385	25.90%	362,526	23.00%	409,976	30.90%
Consumer
Credit cards	144,532	6.50%	157,749	8.80%	114,091	6.80%	182,081	11.50%	79,886	6.00%
Vehicle loans	24,178	1.09%	25,620	1.40%	50,652	3.00%	45,845	2.90%	41,015	3.10%
Payroll loans	182,204	8.20%	150,415	8.40%	151,383	9.00%	176,966	11.20%	142,623	10.70%
Others	182,321	8.20%	163,495	9.10%	131,920	7.80%	91,510	5.80%	132,375	10.00%
Total consumer	533,235	23.99%	497,279	27.70%	448,046	26.60%	496,402	31.40%	395,899	29.80%
Mortgage
VIS	244,890	11.02%	288,936	16.10%	304,979	18.20%	222,117	14.10%	129,917	9.80%
Non-VIS	540,265	24.31%	399,198	22.20%	435,784	26.10%	437,407	27.70%	350,552	26.40%
Total mortgage	785,155	35.33%	688,134	38.30%	740,763	44.30%	659,524	41.80%	480,469	36.20%
Financial Leases	24,156	1.09%	12,647	0.70%	13,824	0.80%	27,620	1.70%	23,381	1.80%
Small Business Loan	65,694	2.94%	63,151	3.50%	39,774	2.40%	32,694	2.10%	17,167	1.30%
Total foreign past due loans	2,222,849	100%	1,797,219	100%	1,676,792	100%	1,578,766	100%	1,326,892	100.00%
Total Foreign and Domestic past due loans	8,442,650	100%	8,140,351	100%	7,630,198	100%	5,384,033	100%	4,934,110	100.00%

Policies for the granting and review of credit

The Bank’s credit standards and policies aim to achieve a high level of credit quality in the Bank’s loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk. For further details please see Note 31 of Consolidated Financial Statements, section a. Credit Risk Management - Loans and Advances.

E.4 SUMMARY OF LOAN LOSS EXPERIENCE

Allowance for loans losses and advances and lease losses

The Bank records an allowance for loans and financial lease losses in accordance with IFRS as issued by the IASB. For further details regarding the regulation and methodologies for the calculation of such allowances please see Note 2 to the Consolidated Financial Statements.

The allowance as of December 31, 2018 and 2019 was estimated according to the expected credit loss methodology required by IFRS 9, whereas the estimations for the year ended as of December 31, 2017, 2016 and 2015 were computed under IAS 39. Therefore, the amounts for such periods are not comparable.

The following table sets forth the changes in the allowance for loan and financial lease losses:

	Year Ended December 31,
	2019	2018	2017	2016	2015
		In millions of COP
Balance at beginning of period	10,235,831	8,223,103	6,621,911	5,248,755	4,789,257
Domestic	8,482,256	7,305,563	5,529,506	4,254,754	4,028,866
Foreign	1,753,575	917,540	1,092,405	994,001	760,391
Domestic Discontinued Operations (1)	-	-	-	-	(282,098)
Effect of adoption of IFRS 9	-	1,035,061	-	-	-
Domestic	-	511,513	-	-	-
Foreign	-	523,548	-	-	-
Balance at beginning of period January 1, 2018		9,258,164
Domestic	-	7,817,076	-	-	-
Foreign	-	1,441,088	-	-	-
Loan purchases / Loan sales	(5,889)	(2,397)	-	27,825	-
Domestic	(5,889)	(1,105)	-	27,825	-
Foreign	-	(1,292)	-	-	-
Recovery of charged-off loans	551,650	459,860	410,860	286,529	217,177
Domestic	390,240	311,082	241,361	176,532	140,218
Foreign	161,410	148,778	169,499	109,997	76,959
Provisions for loan losses, net	3,385,181	3,851,625	3,468,699	2,643,710	1,667,682
Domestic	2,359,177	3,351,563	3,172,602	2,239,239	1,502,696
Foreign	1,026,004	500,062	296,097	404,471	164,986
Charge-offs	(3,730,380)	(3,815,912)	(2,275,300)	(1,533,202)	(1,422,055)
Domestic	(3,082,418)	(3,237,002)	(1,637,906)	(1,168,844)	(1,134,928)
Foreign	(647,962)	(578,910)	(637,394)	(364,358)	(287,127)
Adjusted interest Stage 3	473,716	285,412	-	-	-s
Domestic	410,218	240,642	-	-	-
Foreign	63,498	44,770	-	-	-
Effect of difference in exchange rate	19,286	199,079	(3,067)	(51,706)	278,792
Foreign	19,286	199,079	(3,067)	(51,706)	278,792
Balance at end of year	10,929,395	10,235,831	8,223,103	6,621,911	5,248,755
Domestic	8,553,584	8,482,256	7,305,563	5,529,506	4,254,754
Foreign	2,375,811	1,753,575	917,540	1,092,405	994,001
____________________________

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

The following table sets forth the allocation of the Bank’s allowance for loans and advances and lease losses by type of loan using the classification of the SFC:

		As of December 31,
	2019	2018	2017	2016	2015
		In millions of COP
Commercial loans	5,456,993	5,360,833	4,514,180	3,499,791	2,694,965
Consumer loans	3,445,818	2,892,891	2,291,829	1,791,123	1,321,281
Small business loans	140,516	137,373	140,591	110,015	80,586
Financial leases	1,025,403	990,970	631,402	567,046	579,151
Mortgage	860,665	853,764	645,101	653,936	572,772
Total allowance for loans and advances and lease losses	10,929,395	10,235,831	8,223,103	6,621,911	5,248,755

The following table sets forth the allocation of the Bank‘s allowance for loans and advances and lease losses by type of loan:

	As of December 31
	2019	%	2018	%	2017	%	2016	%	2015	%
(COP Million, except percentages)
Domestic
Commercial
Corporate	1,838,476	21.49%	2,342,882	27.7%	1,973,071	27.0%	1,354,366	24.5%	960,222	22.2%
SME	1,380,592	16.14%	1,529,358	18.0%	1,627,955	22.3%	1,167,198	21.1%	921,142	21.4%
Others	1,026,176	12.00%	816,964	9.6%	594,592	8.2%	582,366	10.5%	472,685	11.0%
Total commercial	4,245,244	49.63%	4,689,204	55.3%	4,195,618	57.5%	3,103,930	56.1%	2,354,049	54.6%
Consumer
Credit cards	517,025	6.04%	521,088	6.1%	569,039	7.8%	440,487	8.0%	318,074	7.3%
Vehicle	229,636	2.68%	266,742	3.1%	260,038	3.6%	240,562	4.4%	179,301	4.2%
Payroll loans	203,598	2.38%	202,448	2.4%	178,978	2.4%	166,777	3.0%	149,609	3.5%
Others	1,549,121	18.11%	1,034,668	12.2%	814,953	11.2%	494,440	8.9%	303,045	7.0%
Total consumer	2,499,380	29.21%	2,024,946	23.8%	1,823,008	25.0%	1,342,266	24.3%	950,029	22.0%
Mortgage
VIS	157,463	1.84%	151,105	1.8%	145,761	2.0%	128,434	2.3%	116,606	2.7%
Non-VIS	534,733	6.25%	532,866	6.3%	396,662	5.4%	307,174	5.6%	265,927	6.2%
Total mortgage	692,196	8.09%	683,971	8.1%	542,423	7.4%	435,608	7.9%	382,533	8.9%
Financial Leases	1,002,603	11.74%	973,072	11.5%	617,266	8.4%	546,710	9.9%	553,317	12.8%
Small Business Loan	114,161	1.33%	111,063	1.3%	127,248	1.7%	100,992	1.8%	72,636	1.7%
Total domestic allowance for loans and advances and lease losses	8,553,584	100%	8,482,256	100%	7,305,563	100%	5,529,506	100%	4,312,564	100%
Foreign
Commercial
Corporate	720,954	30.35%	338,268	19.3%	136,143	14.8%	260,437	23.8%	149,197	15.9%
SME	177,723	7.48%	166,143	9.5%	92,354	10.1%	84,812	7.8%	73,699	7.9%
Others	313,072	13.18%	167,218	9.5%	90,065	9.8%	50,612	4.6%	119,003	12.7%
Total commercial	1,211,749	51.01%	671,629	38.3%	318,562	34.7%	395,861	36.2%	341,899	36.5%
Consumer
Credit card	262,450	11.05%	235,272	13.4%	113,249	12.3%	198,522	18.2%	169,268	18.1%
Vehicle	36,192	1.52%	50,261	2.9%	18,421	2.0%	20,105	1.8%	14,066	1.5%
Payroll loans	411,203	17.31%	386,719	22.1%	195,282	21.3%	140,130	12.8%	128,856	13.8%
Others	236,593	9.96%	195,693	11.1%	141,869	15.5%	90,100	8.3%	59,062	6.3%
Total consumer	946,438	39.84%	867,945	49.5%	468,821	51.1%	448,857	41.1%	371,252	39.7%
Mortgage
VIS	31,595	1.33%	34,678	2.0%	10,300	1.1%	46,742	4.3%	33,223	3.5%
Non-VIS	136,874	5.76%	135,115	7.7%	92,378	10.1%	171,586	15.7%	157,019	16.8%
Total mortgage	168,469	7.09%	169,793	9.7%	102,678	11.2%	218,328	20.0%	190,242	20.3%
Financial Leases	22,800	0.95%	17,898	1.0%	14,136	1.5%	20,336	1.9%	24,848	2.7%
Small Business Loan	26,355	1.11%	26,310	1.5%	13,343	1.5%	9,023	0.8%	7,950	0.8%
Total foreign allowance for loans and advances and lease losses	2,375,811	100%	1,753,575	100%	917,540	100%	1,092,405	100%	936,191	100%
Total foreign and domestic allowance for loans and advances and lease losses	10,929,395		10,235,831		8,223,103		6,621,911		5,248,755

As of December 31, 2019, allowances for loans and financial lease losses amounted to COP 10,929 billion (6.00% of total loans), an increase of 6.78% as compared to COP 10,236 billion (5.89% of total loans) at the end of 2018.

Coverage, measured by the ratio of allowances for loans and advances and lease losses to past-due loans (overdue 30 or more days; excluding accrued interest), was 129.45% at December 31, 2019, higher than 125.74% at December 31, 2018. The increase in the coverage ratio is mainly explained by a better trend in the SME portfolio behavior.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs of domestic and foreign loans by type of loan as of December 31, 2019, 2018, 2017, 2016 and 2015:

	Year ended December 31,
	2019	2018	2017	2016	2015
	In millions of COP
Domestic
Commercial
Corporate	961,994	518,394	113,211	41,489	122,963
SME	370,435	635,977	282,461	241,213	217,966
Others	156,984	248,681	230,705	185,756	91,742
Total commercial	1,489,413	1,403,052	626,377	468,458	432,671
Consumer
Credit cards	787,450	934,624	274,972	213,878	167,805
Vehicle loans	101,926	119,030	18,734	5,971	81,139
Payroll loans	166,332	120,843	99,473	53,896	82,056
Others	315,347	370,157	468,950	298,658	137,115
Total consumer	1,371,055	1,544,654	862,129	572,403	468,115
Mortgage
VIS	60,824	63,617	4,617	721	1,805
Non-VIS	11,399	19,897	12,691	15,102	165,913
Total mortgage	72,223	83,514	17,308	15,823	167,718
Financial Leases	93,886	131,487	76,045	75,743	35,393
Small Business Loan	55,841	74,295	56,047	36,417	31,031
Total domestic charge-offs	3,082,418	3,237,002	1,637,906	1,168,844	1,134,928
Foreign
Commercial
Corporate	48,294	49,934	159,428	15,193	22,676
SME	4,964	14,043	5509	166	-
Others	29,442	1,675	831	428	-
Total commercial	82,700	65,652	165,768	15,787	22,676
Consumer
Credit cards	143,762	136,450	31,880	204,203	155,132
Vehicle loans	9,749	17,104	61	14,358	9,968
Payroll loans	137,622	139,203	372,363	99,328	81,089
Others	228,302	174,904	36,197	12,108	5,919
Total consumer	519,435	467,661	440,501	329,997	252,108
Mortgage
VIS	8,275	6,414	-	7,814	-
Non-VIS	24,222	22,489	20,369	982	11,761
Total mortgage	32,497	28,903	20,369	8,796	11,761
Financial Leases	3,262	4,187	1,717	4,485	134
Small Business Loan	10,068	12,507	9,039	5293	448
Total foreign charge-offs	647,962	578,910	637,394	364,358	287,127
Total foreign and domestic charge-offs	3,730,380	3,815,912	2,275,300	1,533,202	1,422,055

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, was as follows:

	Year ended December 31,
	2019	2018	2017	2016	2015
Ratio of charge-offs to average outstanding loans	2.11%	2.36%	1.51%	1.03%	1.14%

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

As of December 31, 2019, loans included in the watch list amounted to COP 20,196 billion. The increase from COP 17,452 billion as of December 31, 2018, was driven by the addition of significant Corporate and SMEs clients that were classified principally in Level 2 - Medium Risk and Level 3 – High Risk.

Watch List December 31, 2019
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	8,781,473	1.38%	120,933
Level 2 – Medium Risk	3,908,092	5.78%	225,881
Level 3 – High Risk	3,476,225	35.18%	1,222,837
Level 4 – Default	4,030,707	65.27%	2,630,816
Total	20,196,497	20.80%	4,200,467

IMPAIRED LOANS

Following the adoption of IFRS 9, we define a credit as an impaired loan when there is an objective evidence of impairment that has an effect on the cash flow of the loan, or the loan is classified as Stage 3. Additionally, this category includes loans that have been restructured because of financial difficulties of the debtor, and for that reason, the Bank must grant a concession to the debtor, that it would not otherwise consider ("Trouble Debt Restructuring loans" - TDRs).

Prior to the adoption of IFRS 9, we used a different definition of impaired loans, as a credit for which there was evidence of impairment that had an effect on the cash flow (although the two definitions are not significantly different). The following investments for impaired loans for the year ended as of December 31, 2017, 2016 and 2015 are disclosed under IAS 39, therefore the amounts are not comparable.

Under IFRS, all credits are accounted for in an accrual status, although they are classified as “impaired loans”.

The following table presents the recorded investment for impaired loans:

	As of December 31,
	2019			2018			2017			2016			2015
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
In millions of COP
Commercial
Corporate	2,626,826	3,224,696	5,851,522	3,387,081	1,608,805	4,995,886	3,957,150	758,029	4,715,179	3,001,953	1,104,935	4,106,888	1,468,122	401,920	1,870,042
SME	1,521,438	376,361	1,897,799	1,708,709	367,142	2,075,851	2,081,996	291,015	2,373,011	1,499,054	138,604	1,637,658	1,114,816	128,125	1,242,941
Others	1,535,320	469,255	2,004,575	1,270,982	432,933	1,703,915	804,266	214,645	1,018,911	894,642	151,274	1,045,916	661,481	187,413	848,894
Total Commercial	5,683,584	4,070,312	9,753,896	6,366,772	2,408,880	8,775,652	6,843,412	1,263,689	8,107,101	5,395,649	1,394,813	6,790,462	3,244,419	717,458	3,961,877
Consumer
Credit card	330,934	285,961	616,895	350,668	227,360	578,028	486,736	182,356	669,092	308,158	177,073	485,231	554,725	392,490	947,215
Vehicle loans	202,005	63,263	265,268	214,135	76,337	290,472	286,865	16,287	303,152	244,618	19,567	264,185	201,456	9,886	211,342
Payroll loan	92,954	410,397	503,351	100,044	358,726	458,770	144,491	238,685	383,176	127,866	469,494	597,360	118,015	24,002	142,017
Others	916,228	388,872	1,305,100	613,385	339,299	952,684	661,521	334,643	996,164	371,018	103,617	474,635	223,080	138,428	361,508
Total Consumer	1,542,121	1,148,493	2,690,614	1,278,232	1,001,722	2,279,954	1,579,613	771,971	2,351,584	1,051,660	769,751	1,821,411	1,097,276	564,806	1,662,082
Residential Mortgage
Vis (1)	204,065	49,625	253,690	201,256	52,205	253,461	172,273	61,365	233,638	156,747	54,439	211,186	136,628	305	136,933
No Vis	641,767	783,277	1,425,044	651,177	717,611	1,368,788	474,560	407,588	882,148	356,181	647,694	1,003,875	291,128	571,248	862,376
Total residential mortgage	845,832	832,902	1,678,734	852,433	769,816	1,622,249	646,833	468,953	1,115,786	512,928	702,133	1,215,061	427,756	571,553	999,309
Small Business Loans	78,241	80,669	158,910	75,559	87,487	163,046	101,955	33,050	135,005	81,769	22,705	104,474	58,875	1,365	60,240
Financial leases	1,607,394	50,972	1,658,366	1,669,578	49,619	1,719,197	1,712,023	11,319	1,723,342	1,237,165	34,061	1,271,226	865,412	12,547	877,959
Total	9,757,172	6,183,348	15,940,520	10,242,574	4,317,524	14,560,098	10,883,836	2,548,982	13,432,818	8,279,171	2,923,463	11,202,634	5,693,738	1,867,729	7,561,467

____________________________

(1)	VIS refers in Spanish to “Vivienda de interes Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia ( as of December 31, 2019 cop 112).

The following table shows the gross interest income that would have been recorded in the period ended if the impaired loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that were included in net income for the period:

	2019			2018			2017
	In millions of COP
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Interest income recognized in net income for the period.	396,663	428,267	824,930	335,650	363,659	699,309	464,723	415,354	880,077
The gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period.	396,552	434,605	831,156	335,434	359,561	694,994	477,708	467,915	945,623

CROSS-BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2019, 2018, and 2017, total cross-border outstanding loans and investments amounted to approximately USD 17,831 million, USD 17,670 million, USD 16,309 million, respectively. As of December 31, 2019, total outstanding loans to borrowers in foreign countries amounted to USD 15,694 million, and total investments were USD 2,137 million. As of December 31, 2019, total cross-border outstanding loans and investments represented 24.75% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets at December 31, 2019, 2018 and 2017.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments at December 31, 2019, 2018 and 2017:

	As of December 31,
	2019		2018		2017
	thousands of U.S. dollars
Governments and official institutions
United States	USD	638,741	USD	455,514	USD	235,104
Panama		405,244		297,822		371,729
Guatemala		345,658		431,990		490,068
El Salvador		101,477		98,191		97,348
Mexico		21,916		27,878		7,404
Costa Rica		4,262		14,397		29,424
Dominican Republic		2,811		-		-
Chile		-		501		-
Peru		-		262		-
Banks and other financial institutions
Panama	USD	103,519	USD	111,638	USD	110,535
Guatemala		95,478		156,641		163,347
United States		33,325		3,009		3,031
Peru		25,207		5,290		15,263
El Salvador		20,650		26,048		11,648
Switzerland		9,173		-		-
Venezuela		8,218		9,931		7,885
Brazil		5,013		4,949		4,775
Canada		4,997		-		-
Costa Rica		3,864		7,670		39,315
Republic of China		1,498		-		-
Mexico		546		-		-

	As of December 31,
	2019		2018		2017
	thousands of U.S. dollars
Chile		-		8,110		10,482
Cayman Islands		-		-		2,877
Honduras		-		-		2,546
Commercial and industrial loans
Panama	USD	3,231,436	USD	3,835,801	USD	3,270,293
Guatemala		2,643,755		2,397,652		2,164,020
El Salvador		815,009		1,730,204		837,985
Costa Rica		294,364		287,602		174,863
Peru		89,445		17,432		199,766
Nicaragua		77,172		88,342		69,921
England		41,250		-		-
United States		36,105		73,301		68,805
Honduras		24,306		28,840		32,834
Brazil		18,018		215		215
Cayman Islands		16,104		33,659		-
Belize		14,385		14,638		15,232
Ecuador		10,205		108		125
Chile		9,725		11,814		14,101
Mexico		2,425		22,218		734
Dominican Republic		1,744		51,647		67,196
Puerto Rico		99		103		7
British Virgin Island		5		-		-
Uruguay		-		819		2,458
Others		5,226		3,808		2,134
Other loans
Panama	USD	4,417,099	USD	3,761,448	USD	4,262,289
El Salvador		2,766,868		2,424,953		2,274,746
Guatemala		1,116,098		979,027		952,949
United States		150,790		104,004		92,668
Costa Rica		68,277		39,657		96,141
Spain		50,130		38,012		39,492
Canada		15,066		9,219		8,937
England		12,945		8,313		7,835
Australia		12,359		8,204		7,600
Mexico		6,678		4,906		5,194
Chile		6,256		3,531		2,965
France		5,584		3,579		3,324
British Virgin Island		5,310		-		-
Peru		3,622		2,278		2,133
Italy		2,863		1,996		1,692
Venezuela		2,740		1,902		3,321
Arab Emirates		2,664		1,661		-
Switzerland		2,596		1,936		-
Argentina		2,556		1,629		1,772
Germany		2,170		1,291		1,148
Brazil		2,158		5,695		4,995
Ecuador		1,987		1,359		2,041
Honduras		1,965		1,251		1,531
Netherland		910		-		-
Nicaragua		840		1,326		4,498
Belgium and Luxembourg		753		561		381
Bolivia		302		169		252
Uruguay		145		138		151
Others		7,029		4,370		7,250
Total Cross-Border Outstanding Loans and Investments	USD	17,831,135	USD	17,670,459	USD	16,308,775

E.5	DEPOSITS

The following table shows the composition of the Bank’s deposits for 2019, 2018 and 2017:

	As of December 31, 2019
	2019	2018	2017
	In millions of COP
Non-interest bearing deposits:
Checking deposits	19,071,221	18,590,056	16,284,742
Other deposits	1,495,724	1,541,878	1,676,399
Total	20,566,945	20,131,934	17,961,141
Interest bearing deposits:
Checking deposits	6,088,455	5,508,017	5,780,905
Time deposits	63,635,078	56,853,141	53,961,586
Savings deposits	66,914,834	59,635,379	54,255,583
Total	136,638,367	121,996,537	113,998,074
Total deposits	157,205,312	142,128,471	131,959,215

The following table shows the time deposits held by the Bank as of December 31 2019, classified by amount and maturity:

	At December 31, 2019
	Peso - Denominated	Foreign Exchange- Denominated	Total
	In millions of COP
Time deposits higher than USD 100,000 (1)
Up to 3 months	5,051,454	7,141,813	12,193,267
From 3 to 6 months	4,387,417	4,418,668	8,806,085
From 6 to 12 months	5,893,055	6,948,505	12,841,560
More than 12 months	9,901,198	8,787,682	18,688,880
Time deposits higher than USD 100,000(1)	25,233,124	27,296,668	52,529,792
Time deposits less than USD 100,000 (1)	7,719,193	3,386,093	11,105,286
Total	32,952,317	30,682,761	63,635,078
____________________________
(1)	Approximately COP 328 million at the Representative Market Rate as of December 31, 2019.

As of December 31, 2019, the time deposits greater than USD 100,000 collected by foreign subsidiaries amounted to COP 27,296,668 million.

E.6	RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

Return on equity and assets(1)	Year Ended December 31,
	2019	2018	2017
	In percentages
Net income as a percentage of:
Average total assets(2)	1.35	1.28	1.30
Average stockholders’ equity attributable to the owners of the parent company(3)	12.09	11.50	11.99
Average stockholders’ equity(4)	11.63	11.34	11.95
Dividends declared per share as a percentage of consolidated net income per share(5)	49.62	38.65	36.69
Average stockholders’ equity as a percentage of average total assets	11.96	11.86	11.47
Return on interest-earning assets(6)	9.01	9.11	10.04

____________________________

(1)	The Bank´s average total assets and stockholder’s equity were calculated considering the last 13 monthly IFRS balances.

(2)	Defined as net income attributable to equity holders of the parent company divided by the average total assets.

(3)	Defined as net income attributable to equity holders of the parent company divided by the average stockholders’ equity attributable to the owners of the parent company.

(4)	Defined as net income divided by the average stockholders’ equity.

(5)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preference shares outstanding during the year.

(6)	Defined as total interest earned divided by average interest-earning assets.

E.7	SHORT-TERM BORROWINGS

The following table sets forth certain information regarding the short-term borrowings by the Bank for the periods indicated:

	As of December 31, (1)
	2019			2018			2017
	Amount	Rate (2)		Amount	Rate (2)		Amount	Rate (2)
In millions of COP, except percentages
End of period	6,634,001		5.06%	9,970,304		3.97%	7,612,323		4.87%
Weighted average during period	8,551,305		3.93%	8,058,680		4.91%	9,289,645		3.99%
Maximum amount of borrowing at any month end	9,539,533	(3)		9,994,669	(4)		10,513,614	(5)
Interest paid during the year	335,790			395,574			370,353

____________________________

(1)	Short-term borrowings with other financial institutions with remaining maturity less than one year. For further information see Note 17 Borrowings from other financial institutions to the Financial Statements.

(2)	Corresponds to the ratio of interest paid to short-term borrowings.

(3)	The amount corresponds to the end of May.

(4)	The amount corresponds to the end of November.

(5)	The amount corresponds to the end of August.

F.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with Part II, Item 6 “Selected Financial Data” of this Annual Report and the Bank’s Consolidated Financial Statements and the related notes thereto included in this Annual Report.

The following discussion includes information regarding future financial performance and plans, targets, aspirations, expectations, and objectives of management, which constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. It is possible that the Bank’s actual results may differ materially from the results discussed in the forward-looking statements because of a number of risks and uncertainties. In addition, please refer to the discussion in Item 3. “Key Information – D. Risk Factors” for a description of risks and uncertainties affecting the Bank’s business and financial results and to Item 4 B. “Business Overview, B.9 – Cybersecurity Framework”, for a description of the Bank’s cybersecurity framework.

The following discussion does not address certain items in respect of 2017 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of these items may be found in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 25, 2019.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s results of operations are affected by macroeconomic factors principally in Colombia, but also in the other countries where the Bank operates. The most important variables include GDP growth, interest rates, inflation and exchange rates, principally the COP/USD exchange rate. The following discussion summarizes the trends of these measures in Colombia in 2019.

Economic activity

Colombia’s real GDP growth was 3.3% in 2019, higher than the 2.7% reached in 2018. The improvement in the pace of growth is mainly explained by acceleration in gross capital formation from the private sector and a faster growth in private consumption.

The behavior of key GDP components in 2019 compared with 2018 was as follows: investment increased 4.3%, consumption increased 4.6%, imports increased 9.2% and exports increased 3.1%. In 2019, gross capital formation represented 22.3% of GDP, household consumption represented 68.5%, government consumption 15.5%, exports 15.9% and imports 22.2%.

The sectors that led growth during the year were education and healthcare services (4.9% increase), financial services (5.9% increase) and retail sales (4.9% increase).

Interest Rates

As of December 31, 2019, the Colombian Central Bank’s benchmark interest rate stood at 4.25%. This level has not changed since the last two cuts in 2018. The stability in monetary policy reflects an environment of controlled inflation levels that does not represent a concern for the Central Bank’s goals.

The Central Bank aims to maintain long term inflation rates within the long-term targeted range (between 2% and 4%), and in order to do so, it may increase interest rates when the economy grows faster.

Inflation

The year-end inflation rate for 2019 was 3.80%, higher than the 3.18% recorded for 2018. The components that led inflation in 2019 were food and nonalcoholic beverages (5.50% increase), education (5.75% increase), alcoholic beverages and tobacco (5.48% increase) and restaurants and hotels (4.23% increase).

The inflation levels are within the Central Bank´s target and indicates no significant changes to the monetary policy in the short term.

Exchange rate

The Colombian Peso depreciated 0.84% versus the U.S. dollar during 2019, compared to a depreciation of 8.91% in 2018. Even though the depreciation was not as high as in 2018, the exchange rate experimented high volatility throughout 2019 with a maximum of 3,522.48 and a minimum of 3,072.01.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – medium-term	Unfavorable factors for the Colombian economy – medium term

Strength of private consumption, because of tax relief for the low-income households and increase of spending capacity.

Better perspective of investment form private sector and main infrastructure projects.

Inflation between the central bank´s target.

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

Moderate growth of the US economy that can decrease the demand of Colombian goods.

Uncertainties regarding the future post-conflict.

High unemployment and household indebtedness.

Adverse effects derived from the COVID – 19 pandemic.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2019 VERSUS 2018

Summary

During 2019, Bancolombia maintained its strong competitive position and full-service financial model, including the diversity of its leading franchises. For the year 2019, net income attributable to equity holders of the parent company totaled COP 3,118 billion (COP 3,301 per share, including both common and preferred shares, and USD 3.40 per ADR), which represents an increase of 17.2% as compared to COP 2,659 billion of net income attributable to equity holders of the parent company for the fiscal year 2018.

Bancolombia’s average return on stockholders’ equity for 2019 was 12.09%, up from 11.50% in 2018.

The net interest and valuation income margin decreased in 2019 and stood at 5.67% for the year, down from 5.80% in 2018.

Credit impairment charges, net of recoveries, totaled COP 3,411 billion for 2019, down 11.24% from COP 3,843 billion in 2018. The lower amount of provisions was the result of improvement in the portfolio quality and reduction in new past due loan formation.

Loans and advances to customers and financial Institutions net grew 4.75% during the year. This performance was driven primarily by consumer loans. The total loan book denominated in COP grew 8.70%% while USD-denominated loans declined 3.00% for the year.

Allowance for loans and lease losses represented 5.71% of total loans and 133.94% of 30-day past-due loans (excluding accrued interest) at the end of 2019 compared with 5.55% of total loans and 128.21% of past-due loans (excluding accrued interest) in December 31, 2018.

The bank expects that this coverage will provide adequate coverage for expected credit losses. Capital adequacy was 12.82% (Tier 1 ratio of 9.57%), lower than the 13.47% (Tier 1 ratio of 10.15%) reported at the end of 2018, principally due to the growth of risk weighted assets including market risk and depreciation of the COP against the USD.

Deposits by customers increased 10.61% during 2019, while the ratio of net loans to deposits was 109% at the end of the year, down from 115.1% in December 31, 2018.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance sheet credit instruments

For 2019, net interest income and valuation was COP 11,201 billion, up 7.23% from COP 10,446 billion in 2018. This performance is the result of the combined effect of growth in the consumer loan portfolio during the year and the effort to decrease the funding cost by promoting increases in savings and checking accounts.

The weighted average nominal interest rate on loans and financial leases ended at 9.4% in 2019 down from 9.6% in 2018. At the same time, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 17,381 billion in 2019, up 7.84%% as compared to COP 16,117 billion in 2018 because of lower net interest margins partially offset by higher loan balances.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt instruments and mark-to-market valuation adjustments, totaled COP 524 billion in 2019, 36.1% higher than 2018. During 2019, yields of Colombian treasury securities declined and this contributed to greater positive mark-to-market valuation adjustments on this portfolio. Also, the securities portfolio was larger, on average, in 2019 as compared to 2018.

Net interest margin from continuing operations decreased 14 basis points from 5.80% to 5.67% during the year. This reduction is mainly explained by the adoption of IFRS 16, which increased the interest expenses on liabilities associated to leasing agreements.

The performance of Net Interest income and valuation during 2019 was explained by the evolution of margins, as well as the growth in volumes. The 13 basis points contraction in net interest margins during 2019 was offset by the 4.9% expansion of the gross loan portfolio. As a result of the combination of margins and volumes, the revenues associated to the lending business were down only by a small percentage.

The strategy implemented by Bancolombia in recent years has consisted in increasing the proportion of consumer loans in the portfolio. While in 2018, it represented 18.5% of total loans, in 2019 it represented 21.8%. The way to increase the balance of consumer loans in both, nominal and relative terms, has been focused on the origination of pre-approved loans to selected clients. This way, the customers with the best risk-adjusted returns are granted lines of credit for personal loans, car loans and credit cards. The goal of this strategy is to defend margins, optimize the capital allocation and maintain the credit quality within the risk appetite boundaries.

Bancolombia was active in the deposits markets to secure the necessary funding. Interest rates declined during the first half of the year, releasing pressure from the cost of this funding source. Interest rate cuts tend to put pressure on margins because of the asset-sensitive nature of the Bank’s balance sheet. Nevertheless, during the latter part of 2019, management’s goal has been to maintain a low sensitivity of the balance sheet in order to avoid potential pressures on margins due to decreases in reference rates.

Interest expenses totaled COP 6,180 billion in 2019, up 8.99% as compared to COP 5,670 billion in 2018. The increase in interest expenses is mainly explained by the increase on total deposits and the increase in interest right use of assets. Overall, the average interest rate paid on interest-bearing liabilities was 3.3 % in 2019, lower than the 3.4% of 2018.

Fees and Commissions, Net

The following table lists the principal categories of revenue-producing fees and commissions for the years ended December, 31 2019 and 2018 along with year-to-year variations:

As of December 31, 2019

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes(1)	Total after eliminations
Revenue from contracts with customers(1)	In millions of COP
Fees and Commissions
Banking services	422,943	77,976	99,222	52,627	-	-	-	15,683	-	668,451	-	668,451
Credit and debit card fees and commercial establishments	1,421,039	200,372	117,541	78,764	-	-	-	4,230	-	1,821,946	-	1,821,946
Brokerage	-	7,893	-	24	-	-	18,617	-	-	26,534	-	26,534
Acceptances, Guarantees and Standby Letters of Credit	32,829	14,369	5,541	2,440	-	-	-	844	-	56,023	-	56,023
Trust	-	13,033	1,713	572	349,402	-	80,534	41	509	445,804	-	445,804
Securities brokerage	-	391	1,496	-	-	30,142	6,961	-	-	38,990	-	38,990
Bancassurance	607,758	35,014	160	-	36	7	51	-	-	643,026	-	643,026
Payment and collections	623,758	-	-	-	-	-	-	-	-	623,758	-	623,758
Others	161,420	1,007	42,636	36,427	-	680	7,201	5,002	79	254,452	(12)	254,440
Total revenue from contracts with customers	3,269,747	350,055	268,309	170,854	349,438	30,829	113,364	25,800	588	4,578,984	(12)	4,578,972

(1)	For further information about composition of the Bank’ operating segments see Note 3 Operating segments.

As of December 31, 2018

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes(1)	Total after eliminations
Revenue from contracts with customers(1)	In millions of COP
Fees and Commissions
Banking services	370,671	66,569	85,615	39,610	-	-	-	12,783	-	575,248	-	575,248
Credit and debit card fees and commercial establishments	1,258,047	185,466	97,163	66,731	-	-	-	3,707	-	1,611,114	-	1,611,114
Brokerage	-	7,033	-	29	-	-	20,012	-	-	27,074	-	27,074
Acceptances, Guarantees and Standby Letters of Credit	33,313	15,352	4,749	3,055	-	-	-	897	-	57,366	-	57,366
Trust	-	8,184	1,411	645	313,886	-	81,502	37	104	405,769	-	405,769
Securities brokerage	-	1,200	1,212	-	-	20,262	9,530	-	-	32,204	-	32,204
Bancassurance	495,232	28,466	112	-	-	-	-	-	-	523,810	-	523,810
Payment and collections	559,139	-	-	4,084	-	-	-	-	-	563,223	-	563,223
Others	124,900	492	36,852	27,099	22	9	2,926	3,416	2,884	198,600	(149)	198,451
Total revenue from contracts with customers	2,841,302	312,762	227,114	141,253	313,908	20,271	113,970	20,840	2,988	3,994,408	(149)	3,994,259

(1)	For further information about composition of the Bank’ operating segments see Note 3 Operating segments.

Growth
	2019	VS	2018
	COP		%
Revenue from contracts with customers (1)
Banking services	93,203		16.20%
Credit and debit card fees and commercial establishments	210,832		13.09%
Brokerage	(540)		(1.99%)
Acceptances, Guarantees and Standby Letters of Credit	(1,343)		(2.34%)
Trust	40,035		9.87%
Securities brokerage	6,786		21.07%
Bancassurance	119,216		22.76%
Payments and collections	60,535		10.75%
Others	55,989		28.21%
Total revenue from contracts with customers	584,713		14.64%

Fees and commissions expenses

	Year		Growth
	2019	2018	2019-2018
	In millions of COP
Banking services	(630,583)	(542,628)	(87,955)	16.21%
Call center and website	(423,630)	(309,403)	(114,227)	36.92%
Others	(499,026)	(361,025)	(138,001)	38.22%
Total fees and commissions expenses	(1,553,239)	(1,213,056)	(340,183)	28.04%
Total fees and commissions income, net	3,025,733	2,781,203	244,530	8.79%

Fees and commission income, net

	Year		Growth
	2019	2018	2019-2018
	In millions of COP
Fees and commission income	4,578,972	3,994,259	584,713	14.64%
Fees and commission expenses	(1,553,239)	(1,213,056)	(340,183)	28.04%
Total fees and commissions income, net	3,025,733	2,781,203	244,530	8.79%

In 2018, there was a change in presentation of fees due to the adoption of IFRS 15. Information for previous periods has been reclassified to conform to the new presentation.

For the year 2019, net fees and commissions income totaled COP 3,026 billion, up 8.79 % as compared to COP 2,781 in 2018. This increase was driven primarily by higher commissions from credit and debit cards fees due to a greater transaction volume and higher trust and asset management activities, which increased due to a larger amount of assets under management.

The strategy of Bancolombia in relation to fee and commission income is to promote financial services and other revenue lines that complement the lending business. Activities related to cash management, methods of payment and bancassurance are the main components of this strategy.

The Bank continued to promote and increase the volumes of credit and debit card transactions through initiatives with retailers as well as commercial incentives. This strategy involved advertising campaigns as well as enhanced use of reward and loyalty schemes relating to the use of Bancolombia-issued credit cards and debit cards contributed to a faster expansion of this revenue line. The growth in consumer loans and credit card outstanding also contributed to the growth in fees related to these products.

In the corporate area, the efforts have been focused on the middle and small market, mainly through the promotion of comprehensive banking, cash management services and electronic platforms for treasury management. The pace of growth in these business lines was slow in 2019, despite an acceleration of GDP during 2019, which was mainly driven by consumption instead of investments.

Other Operating Income

For 2019, total other operating income was COP 1,535 billion, 22.67% higher than the COP 1,251 billion in 2018.

The variation in this line item is explained by the increase in 2019, of gains in FX positions.

Revenues from operating leases totaled COP 682 billion in 2019, an increase of 9.37% compared to 2018. Such increase is due to higher volumes in assets under leasing.

Operating expenses

The following table summarizes the principal components of Bancolombia’s operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2019	2018	2019-2018
	In millions of COP
Operating expenses
Salaries and employee benefits	3,366,824	3,004,054	362,770	12.08%
Other administrative and general expenses	3,069,058	3,024,769	44,289	1.46%
Wealth tax, contributions and other tax burden	757,820	692,666	65,154	9.41%
Impairment, depreciation and amortization	824,590	493,902	330,688	66.95%
Other expenses	235,525	267,507	(31,982)	(11.96%)
Total operating expenses	8,253,817	7,482,898	770,919	10.30%

The following table summarizes the principal components of Bancolombia’s operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2018	2017	2018-2017
	In millions of COP
Operating expenses
Salaries and employee benefits	3,004,054	2,792,379	211,675	7.58%
Other administrative and general expenses	3,024,769	2,977,884	46,885	1.57%
Wealth tax, contributions and other tax burden	692,666	727,661	(34,995)	(4.81%)
Impairment, depreciation and amortization	493,902	479,111	14,791	3.09%
Other expenses	267,507	249,023	18,484	7.42%
Total operating expenses	7,482,898	7,226,058	256,840	3.55%

For 2019, operating expenses totaled COP 8,254 billion, up 10.3% as compared to COP 7,483 billion in 2018.

Salaries and employee benefits totaled COP 3,366 billion in 2019, up 12.1% as compared to 2018. This performance was primarily driven by the annual increase in salaries and bonuses paid to employees, in particular to those in the sales force.

Other administrative and general expenses totaled COP 3,069 billion in 2019, up 1.46% as compared to 2018, reflecting the efforts in cost control and gains in efficiency and automation of processes.

As a result of the evolution of expenses and revenues, the cost to income ratio of Bancolombia for 2019 was 51.13%, increasing when compared to 50.08% in 2018.

Provision Charges and Credit Quality

For the year 2019, credit impairment charges on loans and advances and financial leases (net of recoveries) totaled COP 3,411 billion (or 1.9% of average loans), which represents a decrease of 11.24% as compared to COP 3,843 billion (or 2.3% of average loans) in 2018. The significant decrease in provision charges was driven by the improvement in credit conditions of the loan portfolio and the fully provisioning of large corporate clients, namely, Electricaribe, Ruta del Sol II and Consorcio Express, which required lower provision charges in 2019.

The deterioration of SMEs segment was lower than in 2018 mainly explained by the better economic conditions during the year.

Net loan charge-offs totaled COP 3,730 billion in 2019, down 2.24% from the 3,815 billion in 2018. The deceleration of charge-offs is due to the improvement of credit performance and lower deterioration of both corporate, and retail customers.

Past-due loans amounted to COP 8,443 billion as of December 31, 2019, up 3.72% as compared to COP 8,140 billion as of December 31, 2018.

The past-due loan ratio (loans overdue more than 30 days divided by total loans) reached 4.27% as of December 31, 2019, down from 4.33 % as of December 31, 2018. The reduction in this ratio is mainly due to charge-offs during the year and a reduction in the formation of past-due loans in the last months of 2018.

Income Tax Expenses

Income tax expense for the fiscal year 2019 totaled COP 1.263 billion, 52.27% higher than COP 829 billion in 2018. The effective tax rate for 2019 was 28.21%.

The increase in income taxes in 2019 is mainly explained by the growth in income before taxes and the fact that in 2018, Bancolombia had a recovery of taxes from previous periods, due to the favorable resolution of certain disputed tax items relating to previous years that were accepted by the Colombian tax authority.

For further details please see Note 11 of Consolidated Financial Statements.

RESULTS BY SEGMENT

The Bank manages its business through 9 main operating segments: Banking Colombia, Banking El Salvador, Banking Panama, Banking Guatemala, Trust, Investment Banking, Brokerage, Off Shore and All Other.

During 2018, the investment in Leasing Perú S.A, Capital Investment Safi S.A. and Arrendamiento Operativo Renting Perú was sold. The investment in Arrendamiento Operativo CIB S.A.C. is classified as Asset held for sale and was sold on March 29, 2019.

In 2018, there was a change in presentation of fees due to the adoption of IFRS 15. Information for previous periods has been reclassified to conform to the new presentation.

Banking Colombia: this segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals, small and medium size enterprises (SMEs) and big size enterprises, the Bank´s retail sales force targets the clients classified as: Personal, Plus and Entrepreneurs.

The Bank´s corporate and government sales force targets and specializes in companies with more than COP 100,000 million in revenue in twelve economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Consumer Goods, Financial Services, Health, Education, Construction, Government, Infrastructure, Real Estate, and Natural Resources

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	12,970,741	12,215,644	12,995,017	6.18%	(6.00%)
Interest income on loans and financial leases	12,592,221	11,990,678	12,586,875	5.02%	(4.74%)
Total debt investments	716,032	366,354	602,304	95.45%	(39.17%)
Derivatives	(172,399)	(17,023)	(54,156)	912.74%	(68.57%)
Total liquidity operations	(165,113)	(124,365)	(140,006)	32.76%	(11.17%)
Interest expenses	(4,408,233)	(4,194,772)	(4,791,976)	5.09%	(12.46%)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,562,508	8,020,872	8,203,041	6.75%	(2.22%)
Total credit impairment charges, net	(2,564,417)	(3,354,330)	(3,195,837)	(23.55%)	4.96%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,998,091	4,666,542	5,007,204	28.53%	(6.80%)
Revenues (expenses) from transactions with other operating segments of the Bank	(19,212)	(6,986)	(59,884)	175.01%	(88.33%)
Fee and commission income	3,269,747	2,841,302	2,531,221	15.08%	12.25%
Fee and commission expense	(1,297,186)	(1,009,573)	(889,481)	28.49%	13.50%
Total fees and commission income, net	1,972,561	1,831,729	1,641,740	7.69%	11.57%
Other operating income (1)	433,887	250,598	608,025	73.14%	(58.78%)
Dividends and net income on equity investments	131,029	(49,316)	(53,141)	(365.69%)	(7.20%)
Total operating income, net	8,516,356	6,692,567	7,143,944	27.25%	(6.32%)
Operating expenses (2)	(5,203,354)	(4,902,500)	(4,715,976)	6.14%	3.96%
Impairment, depreciation and amortization	(407,102)	(177,779)	(147,262)	128.99%	20.72%
Total operating expenses	(5,610,456)	(5,080,279)	(4,863,238)	10.44%	4.46%
Profit before tax	2,905,900	1,612,288	2,280,706	80.23%	(29.31%)
Segment assets	151,960,187	138,901,712	130,417,668	9.40%	6.51%
Segment liabilities	(139,727,231)	(128,867,654)	(121,432,832)	8.43%	6.12%
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for Banking Colombia increased by 80.23% to COP 2,906 billion.

Total interest and valuation increased by 6.18% to COP 12,971 billion. This increase was mainly explained by the growth in the loan portfolio of 6.76%. Consumer loans experienced the highest year over year growth, at 29.32%. Interest income from consumer loans grew by 22.56%, mortgages by 3.05%, leasing by 0.69% while interest from commercial loans decreased by 4.17%. Both consumer loan portfolio and net interest income from consumer grew in line with the strategy of focusing growth in the consumer segment, in particular among high-income individuals.

Total credit impairment charges, net decreased by 23.55% to COP 2,564 billion. This decrease is mainly explained by higher provisions registered during 2018 that resulted from specific defaults related to a few corporate clients and SMEs.

Total fees and commission net, increased by 7.69% to COP 1,973 billion, due to the better performance of credit and debit cards, bancassurance business and banking services.

Other operating income increased 73.14% during 2019 to COP 434 billion from COP 251 billion in 2018, mainly explained by higher income from operating lease contracts, due to higher volumes of operations and delivered assets under leasing, and custodian services, as well as the absence losses in unhedged positions in US dollars trading and derivative contracts, which negatively affected other operating income in 2018.

Dividends received, and share of profits of equity method investees, increased to COP 131 billion from a loss of COP (49) billion in 2018, due to a better performance and higher net income generation from equity investments.

Total operating expenses increased by 10.44% to COP 5,610 billion. This increase was mainly explained by the depreciation of the FX that impacted expenses in dollars in Colombia, the annual increase in salaries and higher bonuses paid to employees as a result of the performance during 2019. Also, there was an increase in expenses related to maintenance and depreciation of foreclosures due to an improvement in the collection process. Expenses related to impairment, depreciation and amortization increased during the year because of the implementation of IFRS 16.

Assets attributable to Banking Colombia grew by 9.40% during the year, mainly driven by growth in the loan book. Also, during 2019 there was a recognition of the right of use assets under IFRS 16.

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

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	1,094,422	931,405	882,806	17.50%	5.51%
Interest income on loans and financial leases	1,052,680	861,174	830,050	22.24%	3.75%
Total debt investments	40,915	25,081	31,582	63.13%	(20.58%)
Total liquidity operations	827	45,150	21,174	(98.17%)	113.23%
Interest expenses	(295,433)	(252,351)	(256,994)	17.07%	(1.81%)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	798,989	679,054	625,812	17.66%	8.51%
Total credit impairment charges, net	(83,110)	(94,301)	(110,018)	(11.87%)	(14.29%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	715,879	584,753	515,794	22.42%	13.37%
Revenues (Expenses) from transactions with other operating segments of the Bank	(2,154)	(2,029)	(963)	6.16%	110.70%
Fee and commission income	268,309	227,114	211,159	18.14%	7.56%
Fee and commission expense	(60,673)	(43,216)	(40,325)	40.39%	7.17%
Total fees and commissions, net	207,636	183,898	170,834	12.91%	7.65%
Other operating income (1)	6,158	4,842	(7,799)	27.18%	(162.09%)
Dividends and net income on equity investments	211	1,894	324	(88.86%)	484.57%
Total operating income, net	927,730	773,358	678,190	19.96%	14.03%
Operating expenses (2)	(444,933)	(402,831)	(383,002)	10.45%	5.18%
Impairment, depreciation and amortization	(46,381)	(26,122)	(34,671)	77.56%	(24.66%)
Total operating expenses	(491,314)	(428,953)	(417,673)	14.54%	2.70%
Profit before tax	436,416	344,405	260,517	26.72%	32.20%
Segment assets	15,998,613	14,661,091	12,987,250	9.12%	12.89%
Segment liabilities	(14,127,214)	(12,931,491)	(11,248,123)	9.25%	14.97%
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for Banking El Salvador increased by 26.72% to COP 436 billion.

Total interest and valuation increased by 17.50% to COP 1,094 billion, mainly explained by the growth of the loan book where consumer grew 9.39% and commercial grew 8.74%. Interest income from commercial loans, consumer loans and leasing operations grew by 16.79%, 1.12% and 2.24%, respectively.

Total credit impairment charges, net were COP 83 billion, decreasing by 11.87% from the level in 2018, due to an improvement in the credit quality of the loan portfolio, as well as, some reversals of provision expenses from prior periods.

Total fees and commissions, net increased by 12.91% to COP 208 billion mainly due to a grow in fees from banking services, credit and debit cards and check remittances, among others.

Total operating expenses increased by 14.54% to COP 491 billion, mainly explained by the annual increase in salaries, other expenses related with salaries and bonuses. Expenses related to impairment, depreciation and amortization increased during the year because of the implementation of IFRS 16.

Assets attributable to Banking El Salvador grew by 9.12% during the year, mainly driven by growth in loans. Also, during 2019 there was a recognition of the right of use assets under IFRS 16.

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

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	1,876,925	1,573,928	1,495,446	19.25%	5.25%
Interest income on loans and financial leases	1,654,600	1,449,441	1,374,398	14.15%	5.46%
Total debt investments	172,610	101,599	93,154	69.89%	9.07%
Derivatives	1,625	(13,250)	438	(112.26%)	(3125.11%)
Total liquidity operations	48,090	36,138	27,456	33.07%	31.62%
Interest expenses	(720,587)	(558,126)	(523,312)	29.11%	6.65%

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,156,338	1,015,802	972,134	13.83%	4.49%
Total credit impairment charges, net	(408,132)	(269,164)	(46,468)	51.63%	479.25%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	748,206	746,638	925,666	0.21%	(19.34%)
Revenues (expenses) from transactions with other operating segments of the Bank	(36,107)	(30,634)	(26,837)	17.87%	14.15%
Fee and commission income	350,055	312,762	317,753	11.92%	(1.57%)
Fee and commission expense	(143,616)	(120,520)	(112,986)	19.16%	6.67%
Total fees and commissions, net	206,439	192,242	204,767	7.38%	(6.12%)
Other operating income (1)	29,704	39,781	8,662	(25.33%)	359.27%
Dividends and net income on equity investments	5,562	4,240	7,038	31.18%	(39.76%)
Total operating income, net	953,804	952,267	1,119,296	0.16%	(14.92%)
Operating expenses (2)	(573,042)	(554,890)	(569,219)	3.27%	(2.52%)
Impairment, depreciation and amortization	(105,232)	(55,127)	(55,197)	90.89%	(0.13%)
Total operating expenses	(678,274)	(610,017)	(624,416)	11.19%	(2.31%)
Profit before tax	275,530	342,250	494,880	(19.49%)	(30.84%)
Segment assets	33,175,638	31,006,334	28,055,391	7.00%	10.52%
Segment liabilities	(28,723,004)	(26,686,169)	(24,014,188)	7.63%	11.13%
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for Banking Panama decreased by 19.49% to COP 276 billion.

Total interest and valuation increased by 19.25% to COP 1,877 billion, due to the growth in the loan portfolio, mainly in consumer loans by 11.17% and mortgages by 3.93%. Interest income from consumer grew 47.10%, commercial loans 12.26% and mortgages 13.00%.

Total credit impairment charges, net were COP 408 billion, increasing by 51.63% compared with COP 269 billion for 2018. This increase is explained by higher provision charges in corporate clients related to real estate and energy segments in Panama.

Total fees and commission, net increased by 7.38% to COP 206 billion, due to higher income generated by bancassurance, banking services and brokerage.

Total operating expenses increased by 11.19% to COP 678 billion, mainly due to higher expenses related to salaries, foreclosures and IT fees. Expenses related to impairment, depreciation and amortization increased during the year because of the implementation of IFRS 16.

Assets attributable to Banking Panama increased by 7.00% during the year, mainly driven by growth in loans and investments. Also, during 2019 there was a recognition of the right of use assets under IFRS 16.

Banking Guatemala: this segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A.. Banking Guatemala also includes operations of the following subsidiaries: Mercom Bank Ltd., Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Agencia de Seguros y Fianzas Agromercantil S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A. and New Alma Enterprises LTD.

This segment is also responsible for the management of Banco Agromercantil’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	977,980	894,934	865,038	9.28%	3.46%
Interest income on loans and financial leases	905,016	821,276	767,986	10.20%	6.94%
Total debt investments	73,152	72,896	100,193	0.35%	(27.24%)
Total liquidity operations	(188)	762	(3,141)	(124.67%)	(124.26%)
Interest expenses	(388,571)	(360,988)	(348,726)	7.64%	3.52%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	589,409	533,946	516,312	10.39%	3.42%
Total credit impairment charges, net	(333,699)	(136,289)	(125,877)	144.85%	8.27%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	255,710	397,657	390,435	(35.70%)	1.85%
Revenues (expenses) from transactions with other operating segments of the Bank	(36,255)	(7,574)	(972)	378.68%	679.22%
Fee and commission income	170,854	141,253	126,022	20.96%	12.09%
Fee and commission expense	(38,006)	(29,320)	(24,457)	29.62%	19.88%
Total fees and commissions, net	132,848	111,933	101,565	18.69%	10.21%
Other operating income (1)	68,288	52,287	54,246	30.60%	(3.61%)
Dividends and net income on equity investments	668	580	608	15.17%	(4.61%)
Total operating income, net	421,259	554,883	545,882	(24.08%)	1.65%
Operating expenses (2)	(358,923)	(373,279)	(343,646)	(3.85%)	8.62%
Impairment, depreciation and amortization	(120,130)	(84,996)	(101,392)	41.34%	(16.17%)
Total operating expenses	(479,053)	(458,275)	(445,038)	4.53%	2.97%
Profit before tax	(57,794)	96,608	100,844	(159.82%)	(4.20%)
Segment assets	14,319,054	13,556,846	12,163,561	5.62%	11.45%
Segment liabilities	(12,127,388)	(11,952,105)	(10,593,967)	1.47%	12.82%
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for Banking Guatemala decreased to a loss of COP (58) billion from profit of COP 97 billion in 2018.

Total interest and valuation increased by 9.28% to COP 978 billion due to a better performance of the loan book. Commercial loans grew by 8.59%, consumer by 17.07% and mortgages by 12.43%. Interest income from consumer loans grew by 30.74%, commercial by 3.45% and mortgages by 2.88%.

Total credit impairment charges, net were COP 334 billion, increasing when compared to COP 136 in 2018. This increase is mainly explained by the update of parameters of the provisioning models under IFRS 9.

Total fees and commission, net increased by 18.69% to COP 133 billion due to higher commissions from banking services and credit and debit cards.

Total operating expenses increased by 4.53% to COP 479 billion, mainly explained by higher expenses related to foreclosures. Expenses related to impairment, depreciation and amortization increased during the year because of the implementation of IFRS 16.

Assets attributable to Banking Guatemala increased by 5.62% during the year, mainly explained by the growth in the loan book. Also, during 2019 there was a recognition of the right of use assets under IFRS 16.

Trust: this segment provides trust and asset management services to clients in Colombia through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria. As of December 31, 2018, this segment also included results of FiduPerú S.A. Sociedad Fiduciaria. This entity was sold in July 2019, and its results are reflected in the Bank’s results for the period prior to the sale date. For further information, see Note 1 Reporting Entity.

The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	152	404	794	(62.38%)	(49.12%)
Interest income on loans and financial leases	132	-	-	0.00%	0.00%
Total Debt investments	20	105	193	(80.95%)	(45.60%)
Total liquidity operations	-	299	601	(100.00%)	(50.25%)
Interest expenses	(138)	(39)	(102)	253.85%	(61.76%)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	14	365	692	(96.16%)	(47.25%)
Total credit impairment charges, net	(716)	(826)	(549)	(13.32%)	50.46%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(702)	(461)	143	52.28%	(422.38%)
Revenues (expenses) from transactions with other operating segments of the Bank	(25,529)	(32,509)	(33,024)	(21.47%)	(1.56%)
Fee and commission income	349,438	313,908	285,648	11.32%	9.89%
Fee and commission expense	(2,942)	(2,380)	(1,982)	23.61%	20.08%
Total fees and commissions, net	346,496	311,528	283,666	11.22%	9.82%
Other operating income (1)	13,341	19,826	13,560	(32.71%)	46.21%
Dividends and net income on equity investments	43,498	18,572	18,249	134.21%	1.77%
Total operating income, net	377,104	316,956	282,594	18.98%	12.16%
Operating expenses (2)	(121,259)	(111,614)	(113,482)	8.64%	(1.65%)
Impairment, depreciation and amortization	(1,031)	(588)	(540)	75.34%	8.89%
Total operating expenses	(122,290)	(112,202)	(114,022)	8.99%	(1.60%)
Profit before tax	254,814	204,754	168,572	24.45%	21.46%
Segment assets	310,373	280,720	81,928	10.56%	242.64%
Segment liabilities	(99,867)	(86,524)	(76,856)	15.42%	12.58%
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for the Trust segment increased by 24.45% to COP 255 billion.

Total fees and commission, net increased by 11.22% to COP 346 billion driven by higher volume of transactions, higher value of assets under management and corporate trust fees.

Assets attributable to the Trust segment increased by 10.56% during the year to COP 310 billion, mainly explained by the recognition of the right of use assets under IFRS 16.

Investment Banking: this segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Corporación Financiera. Its customers include private and publicly-held corporations as well as government institutions.

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	8	22	94	(63.64%)	(76.60%)
Total debt investments	8	22	94	(63.64%)	(76.60%)
Interest expenses	(4)	-	-	0.00%	0.00%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	4	22	94	(81.82%)	(76.60%)
Total credit impairment charges, net	(251)	(135)	466	85.93%	(128.97%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(247)	(113)	560	118.58%	(120.18%)
Revenues (expenses) from transactions with other operating segments of the Bank	31,585	20,187	16,209	56.46%	24.54%
Fee and commission income	30,829	20,271	28,747	52.08%	(29.48%)
Fee and commission expense	(154)	(46)	(52)	234.78%	(11.54%)
Total fees and commission income, net	30,675	20,225	28,695	51.67%	(29.52%)
Other operating income(1)	5,830	965	1,886	504.15%	(48.83%)
Dividends and net income on equity investments	24,810	(67,990)	(70,114)	(136.49%)	(3.03%)
Recovery (Impairment) charges on cash-generating unit (2)	-	173,339	(173,339)	(100.00%)	(200.00%)
Total operating income, net	92,653	146,613	(196,103)	(36.80%)	(174.76%)
Operating expenses (3)	(32,558)	(24,110)	(34,100)	35.04%	(29.30%)
Impairment, depreciation and amortization	(187)	(131)	(133)	42.75%	(1.50%)
Total operating expenses	(32,745)	(24,241)	(34,233)	35.08%	(29.19%)
Profit before tax	59,908	122,372	(230,336)	(51.04%)	(153.13%)
Segment assets	139,674	94,204	223,730	48.27%	(57.89%)
Segment liabilities	(43,700)	(40,741)	(48,191)	7.26%	(15.46%)
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes impairment in 2017 of the investment in joint venture Compañía de Financiamiento Tuya S.A., and recovery of the same in 2018.

(3)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for the Investment Banking segment decreased to COP 60 billion from COP 122 billion in 2018. The results for which included a recovery of the Bank’s investment in Tuya, S.A. and there was no comparable recovery in 2019.

Total interest and valuation decreased by 63.64% to COP 8 million, due to lower investments valuation in debt investments.

Total fees and commission, net increased by 51.67% to COP 31 billion driven by higher fees collected by the capital markets division in relation to the listing of securities of companies.

Dividends received, and share of profits of equity method investees, increased to COP 25 billion from COP (68) billion in 2018, largely due to a better performance and higher net income generation from equity investments.

Total operating expenses increased by 35.08% to COP 33 billion, mainly explained by higher expenses related to salaries and bonuses.

Assets attributable to Investment Banking increased by 48.27% to COP 140 billion.

Brokerage: this segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	5,018	24,273	8,916	(79.33%)	172.24%
Interest income on loans and financial leases	96	-	-	0.00%	0.00%
Total Debt investments	14,757	14,728	15,147	0.20%	(2.77%)
Derivatives	(10,416)	7,694	(7,661)	(235.38%)	(200.43%)
Total liquidity operations	581	1,851	1,430	(68.61%)	29.44%
Interest expenses	(26)	(15)	(72)	73.33%	(79.17%)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	4,992	24,258	8,844	(79.42%)	174.29%
Total credit impairment charges, net	(4,363)	155	(147)	(2914.84%)	(205.44%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	629	24,413	8,697	(97.42%)	180.71%
Revenues (expenses) from transactions with other operating segments of the Bank	62,628	55,843	53,075	12.15%	5.22%
Fee and commission income	113,364	113,970	97,185	(0.53%)	17.27%
Fee and commission expense	(3,229)	(2,734)	(482)	18.11%	467.22%
Total fees and commissions, net	110,135	111,236	96,703	(0.99%)	15.03%
Other operating income (1)	(9,392)	(10,468)	(11,647)	(10.28%)	(10.12%)
Dividends and net income on equity investments	16,514	(12,416)	12,278	(233.01%)	(201.12%)
Total operating income, net	180,514	168,608	159,106	7.06%	5.97%
Operating expenses (2)	(112,204)	(98,687)	(101,255)	13.70%	(2.54%)
Impairment, depreciation and amortization	(1,738)	(1,402)	(1,398)	23.97%	0.29%
Total operating expenses	(113,942)	(100,089)	(102,653)	13.84%	(2.50%)
Profit before tax	66,572	68,519	56,453	(2.84%)	21.37%
Segment assets	232,193	102,593	194,959	126.32%	(47.38%)
Segment liabilities	(56,583)	(56,952)	(56,786)	(0.65%)	0.29%
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for the Brokerage segment decreased by 2.84% to COP 67 billion from COP 69 billion in 2018.

Total interest and valuation decreased by 79.33% to COP 5 billion, mainly explained by higher income generated by gains on derivatives related to securities and securities indexes and repurchase transactions than was recorded in 2018.

Total fees and commission, net decreased by 0.99% to COP 110 billion, due to a slightly lower volume of fees related to distribution and intermediation of securities, trust products and asset management.

Total operating expenses increased by 13.84% to COP 114 billion, mainly due to an increase in bonuses and IT related expenses.

Assets attributable to the Brokerage segment increased by 126.32% during the year, mainly due to an increase in the investment portfolio.

Off Shore: this segment provides a complete line of offshore banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	614,073	547,878	444,649	12.08%	23.22%
Interest income on loans and financial leases	411,504	434,754	412,418	(5.35%)	5.42%
Total debt investments	24,682	20,559	16,329	20.05%	25.90%
Derivatives	169,483	86,779	6,085	95.30%	1326.11%
Total liquidity operations	8,404	5,786	9,817	45.25%	(41.06%)
Interest expenses	(304,519)	(247,666)	(226,304)	22.96%	9.44%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	309,554	300,212	218,345	3.11%	37.49%
Total credit impairment charges, net	19,169	19,039	6,541	0.68%	191.07%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	328,723	319,251	224,886	2.97%	41.96%
Revenues (expenses) from transactions with other operating segments of the Bank	167,419	98,987	101,327	69.13%	(2.31%)
Fee and commission income	25,800	20,840	19,390	23.80%	7.48%
Fee and commission expense	(3,922)	(3,408)	(2,874)	15.08%	18.58%
Total fees and commissions, net	21,878	17,432	16,516	25.50%	5.55%
Other operating income (1)	7,067	15,668	6,428	(54.90%)	143.71%
Dividends and net income on equity investments	27	(270,523)	(239,328)	(100.01%)	13.03%
Total operating income, net	525,114	180,815	109,829	190.42%	64.63%
Operating expenses (2)	(61,087)	(53,313)	(56,593)	14.58%	(5.80%)
Impairment, depreciation and amortization	(2,746)	(2,072)	(967)	32.53%	114.27%
Total operating expenses	(63,833)	(55,385)	(57,560)	15.25%	(3.78%)
Profit before tax	461,281	125,430	52,269	267.76%	139.97%
Segment assets	8,856,933	10,200,892	9,329,498	(13.17%)	9.34%
Segment liabilities	(11,568,232)	(11,931,294)	(10,636,804)	(3.04%)	12.17%
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for the Off Shore segment increased to COP 461 billion from COP 125 billion in 2018. Mainly explained by higher income from operations with derivatives and higher revenues received by services provided to other segments of the Bank.

Total interest and valuation increased by 12.08% to COP 614 billion, driven by higher revenues from overnight and market funds, debt investments and derivatives.

Total credit impairment charges, net were recoveries of COP 19 billion, essentially stable compared with 2018.

Total fees and commission, net increased by 25.50% to COP 22 billion, mainly due to higher fees from banking services and trust services provided to other segments of the Bank.

Total operating expenses increased by 15.25% to COP 64 billion, mainly due to an increase in salaries, bonuses and taxes.

Assets attributable to the Off Shore segment decreased by 13.17% to COP 8,857 billion.

All Other: this segment provides financial and operational leases activities, including cross-border and international leasing services to clients in Colombia, Central America and Mexico. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S. and Transportempo S.A.S. This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., Pasarela Colombia S.A.S. (before BIBA Inmobiliaria S.A.S,), Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others. As of December 31, 2018, this segment includes Arrendamiento Operativo CIB S.A.C – Renting Perú’s results. This entity was sold in March 2019, and its results of operations are included for the period prior to the sale. For further information, see Note 1 Reporting Entity.

According to the quantitative threshold test required by IFRS 8 Operating Segments, the revenue reported by “all other segments” is less than 10 percent of the combined revenue of all operating segments and its assets represent less than 10 percent of all operating segments combined assets of the Bank.

	Year ended December 31,
	2019	2018	2017	Change 2019-2018	Change 2018-2017
	In millions of COP
Total interest and valuation	12,160	14,737	10,201	(17.49%)	44.47%
Interest income on loans and financial leases	11,804	9,049	13,000	30.45%	(30.39%)
Total debt investments	9	32	735	(71.88%)	(95.65%)
Derivatives	-	-	(289)	0.00%	(100.00%)
Total liquidity operations	347	5,656	(3,245)	(93.86%)	(274.30%)
Interest expenses	(62,283)	(56,259)	(85,928)	10.71%	(34.53%)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(50,123)	(41,522)	(75,727)	20.71%	(45.17%)
Total credit impairment charges, net	(6,943)	(7,221)	1,696	(3.85%)	(525.77%)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(57,066)	(48,743)	(74,031)	17.08%	(34.16%)
Revenues (expenses) from transactions with other operating segments of the Bank	(142,375)	(95,285)	(48,931)	49.42%	94.73%
Fee and commission income	588	2,988	3,989	(80.32%)	(25.09%)
Fee and commission expense	(3,511)	(1,859)	(2,476)	88.86%	(24.92%)
Total fees and commissions, net	(2,923)	1,129	1,513	(358.90%)	(25.38%)
Other operating income (1)	986,126	912,738	885,182	8.04%	3.11%
Dividends and net income on equity investments	269,736	(34,485)	(61,156)	(882.18%)	(43.61%)
Recovery (Impairment) charges on cash-generating unit	-	(4,583)	-	(100.00%)	0.00%
Total operating income, net	1,053,498	730,771	702,577	44.16%	4.01%
Operating expenses (2)	(522,103)	(467,770)	(430,212)	11.62%	8.73%
Impairment, depreciation and amortization	(138,738)	(144,722)	(137,377)	(4.13%)	5.35%
Total operating expenses	(660,841)	(612,492)	(567,589)	7.89%	7.91%
Profit before tax	392,657	118,279	134,988	231.98%	(12.38%)
Segment assets	5,793,349	5,432,346	4,773,601	6.65%	13.80%
Segment liabilities	(1,594,729)	(1,185,302)	(1,440,368)	34.54%	(17.71%)
____________________________
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.

(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

Analysis of 2019 versus 2018

In 2019, profit before taxes for All Other increased to COP 393 billion from COP 118 billion in 2018.

Other operating income, increased to COP 986 billion in 2019 compared to COP 913 billion in 2018. This increase is mainly explained by the growth in income from operating leases by 13.29% and gains on sale of premises and equipment (vehicles) by 51.43%.

Dividends and net income on equity investments increased from COP (34) billion to COP 270 billion, because of a higher net income generated from equity method invesments and the sale of several companies accounted for equity investments at both amortized cost and fair value through OCI.

Assets attributable to All Other increased by 6.65% to COP 5,793 billion.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1	LIQUIDITY AND FUNDING

Liquidity Management

The Asset and Liability Management Committee, or ALCO, sets the main policies of liquidity and funding for the Bank in accordance with the Bank’s desired statement of financial position.

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

Liquid Assets

During 2019, the Bank maintained a solid liquidity position. As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper operation under normal conditions but also to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last two years:

Liquid Assets (1)	December 31, 2019	December 31, 2018
High quality Liquid Assets *
Cash	16,594,906	15,370,693
High quality liquid securities	12,054,474	9,268,481
Other Liquid Assets
Other securities **	1,982,308	1,867,576
Total Liquid Assets	30,631,688	26,506,750
____________________________
(1)	Liquid assets are those that are accepted as collateral by the central banks in Colombia and the other jurisdictions in which Bancolombia operates. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

*High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.

**Other Securities: Securities issued by financial and corporate entities.

The Bank measures liquid assets on a daily basis and compares this result to an objective target set by the Risk Committee. Under this rule, daily liquid assets must be equal to or higher than such target. In the event the limit is not reached, there is a five-day period to increase liquidity levels.

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

Funding Structure

As of December 31, 2019, the Bank’s liabilities reached COP 207,282 billion, a 7.17% increase compared to December 31, 2018. Liabilities denominated in Colombian Pesos increased by 9.66%, and liabilities denominated in U.S. dollars increased by 3.89%. This change is principally the result of the increase in COP denominated checking and saving accounts, time deposits and leases (as of January 1, 2019 the Bank adopted IFRS 16 using the modified retrospective adoption method, where the right-of-use assets are measured as if IFRS 16 had always been applied, using the lessee’s incremental borrowing rate known at the date of transition - see Note 7 to the Consolidated Financial Statements, "Leases"), and an increase in USD denominated saving accounts, time deposits and leases, offset by a decline in COP denominated repurchase agreements and USD denominated borrowings from other institutions. However, around 22% of the increase in liabilities denominated in USD, is explained by the depreciation of the USD/COP exchange rate, which was 0.84% in 2019.

	As of December 31,
	2019	2018
	In millions of COP, except percentages
Total funding
Peso-denominated	120,308,003	109,707,245
Dollar-denominated.	86,974,491	83,714,012
Total Liabilities	207,282,494	193,421,257

In 2019, the Bank experienced a growth in deposits which reached COP 157,205 billion at year-end, an increase of COP 15,076 billion, or 10.61% compared to the level at December 31, 2018. COP denominated deposits increased by 11.22%, explained mainly by the rise in COP denominated saving accounts and time deposits, while USD denominated deposits increased by 9.55% as a result of the rise in USD denominated saving accounts and time deposits, affected by the exchange rate as mentioned earlier. The ratio of deposits to total assets was 66.59%, increasing by 202 basis points compared to 2018.

	As of December 31,
	2019	2018
	In millions of COP
Total Deposits	157,205,312	142,128,471

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2019 and 2018:

	2019	2018
Checking deposits	12.1%	12.5%
Time deposits	30.7%	29.4%
Savings deposits	32.3%	30.9%
Other deposits	0.7%	0.8%
Percentage of Total Liabilities	75.8%	73.6%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2019 were 75.8%, increasing from 73.6% of total liabilities at year-end 2018.

The ratio of net loans to deposits (including borrowings from commercial banks) was 100.11% at the end of 2019, decreasing from 103.23% as compared to 2018. This change is primarily explained by the increase in deposits and borrowings, that rose from COP 158,466 billion in 2018 to COP 171,164 billion in 2019, which was higher compared with the growth in net loans and advances to customers (the increase was COP 7,770 billion reaching an amount of COP 171,353 billion in 2019).

	As of December 31,
	2019	2018
Net Loans to Deposits	100.11%	103.23%

The bank also funds its operations with borrowings from financial institutions. Nevertheless, in order to maintain a lower cost of funds, the growth of loans was financed mainly by deposits, as a result of which USD denominated borrowings decreased by COP 2,384 billion (USD 758 million) in 2019. Additionally, Bancolombia’s borrowings from financial institutions are linked to different market rates/indexes like the IBR, (a short-term benchmark interest rate of Colombian money market liquidity that reflects the price at which banks are willing to lend or borrow funds from financial market), DTF, IPC1 and LIBOR.

In 2017, the U.K. Financial Conduct Authority announced that it would no longer persuade or require banks to submit rates for the calculation of the Libor benchmark after 2021. This announcement has resulted in uncertainty about the future of Libor which is used as interest rate benchmark. On December 31, 2019, Bancolombia had USD 4,089 million of assets linked to LIBOR maturing from January 1, 2022 onwards, which represents 5.68% of total assets as of December 31, 2019. Also, on December 31, 2019, Bancolombia had USD 1,319 million of liabilities linked to LIBOR maturing from January 1, 2022 onwards, which represents 2.09% of total liabilities as of December 31, 2019.

In 2020, the outbreak of the COVID-19 pandemic and lower oil prices have resulted in a significant expansion of the Bank’s deposits, and therefore its liquidity, as investors have used demand deposits as hedges against higher stock market volatility and lower asset prices.

Debt instruments in issue

In 2019, Bancolombia issued USD 550 million aggregate principal of subordinated notes and COP 657 billion aggregate amount of green bonds, while Bancolombia Panamá and Banistmo issued notes in amounts of USD 140 million and USD 152 million, respectively. Included in this amount is the issuance of USD 50 million of the first gender social bond in Latin America. However, the carrying amount of debt securities in issue decreased by COP 365 billion, explained mainly by the maturity of a BAM bond and the repurchases of a portion of Bancolombia securities issued in 2010 and 2012.

As of December 31, 2019, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 19,921 billion.

The following table shows the Bank´s debt securities in issue maturity profile:

1 The IPC refers to the Consumer Price Index certified by the Colombian statistical bureau (“DANE”)

	2020	2021	2022	2023	2024	2025 and thereafter	Total
In millions of COP
Debt instruments in issue	3,066,178	4,232,659	4,325,747	1,096,963	1,799,137	5,400,831	19,921,515

The following table sets forth the components of the Bank’s liabilities for the years 2019 and 2018:

	As of December,
	2019	% of total funding	2018	% of total funding
	In millions of COP, except percentages
Checking accounts
Peso-denominated	14,320,659	6.9%	13,167,428	6.8%
Dollar-denominated	10,839,017	5.2%	10,930,645	5.7%
Total	25,159,676	12.1%	24,098,073	12.5%
Time deposits
Peso-denominated	32,952,317	15.9%	30,138,408	15.6%
Dollar-denominated	30,682,761	14.8%	26,714,733	13.8%
Total	63,635,078	30.7%	56,853,141	29.4%
Savings accounts
Peso-denominated	52,039,080	25.1%	45,784,382	23.7%
Dollar-denominated	14,875,754	7.2%	13,850,997	7.2%
Total	66,914,834	32.3%	59,635,379	30.9%
Other deposits
Peso-denominated	894,483	0.4%	1,009,482	0.5%
Dollar-denominated	601,241	0.3%	532,396	0.3%
Total	1,495,724	0.7%	1,541,878	0.8%
Interbank Deposits
Peso-denominated	-	0.0%	117,783	0.1%
Dollar-denominated	1,363,679	0.7%	1,256,439	0.6%
Total	1,363,679	0.7%	1,374,222	0.7%
Derivate financial instrument-Liabilities
Peso-denominated	1,668,941	0.8%	1,278,236	0.7%
Dollar-denominated	191,871	0.1%	16,834	0.0%
Total	1,860,812	0.9%	1,295,070	0.7%
Borrowings from other financial institutions (1)
Peso-denominated	4,552,254	2.2%	4,546,575	2.4%
Dollar-denominated	9,407,089	4.5%	11,791,389	6.1%
Total	13,959,343	6.7%	16,337,964	8.5%
Debt instruments in issue
Peso-denominated	4,614,044	2.3%	4,607,153	2.3%
Dollar-denominated	15,307,471	7.4%	15,680,080	8.1%
Total	19,921,515	9.7%	20,287,233	10.4%
Repurchase agreements and other similar secured borrowing
Peso-denominated	1,306,100	0.6%	2,276,812	1.1%
Dollar-denominated	7,637	0.0%	38,743	0.0%
Total	1,313,737	0.6%	2,315,555	1.1%
Leases (2)
Peso-denominated	1,070,295	0.5%	-	-
Dollar-denominated	761,290	0.4%	-	-
Total	1,831,585	0.9%	-	-

	As of December,
	2019	% of total funding	2018	% of total funding
	In millions of COP, except percentages
Other liabilities
Peso-denominated	6,889,830	3.3%	6,780,986	3.5%
Dollar-denominated	2,936,681	1.4%	2,901,756	1.5%
Total	9,826,511	4.7%	9,682,742	5.0%
Total funding
Peso-denominated	120,308,003	58.0%	109,707,245	56.7%
Dollar-denominated	86,974,491	42.0%	83,714,012	43.3%
Total Liabilities	207,282,494	100.0%	193,421,257	100.0%

(1)	Includes borrowings from commercial banks and other non-financial entities.

(2)	As of January 1, 2019 the Banck adopted IFRS 16 using the modified retrospective adoption method, in which the right-of-use assets are measured as if IFRS 16 had always been applied, using the lessee’s incremental borrowing rate known at the date of transition. See Note 7 to the Consolidated Financial Statements, Leases.

Consolidated Statement of Cash Flows

The following table shows net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities, for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	In millions of COP
Operating activities	12,315,612	1,042,858	2,939,588
Investing activities	(2,190,832)	(1,381,842)	(1,908,080)
Financing activities	(5,260,692)	(732,711)	(3,620,909)
Net increase/decrease in cash and cash equivalents	4,864,088	(1,071,695)	(2,589,401)

Operating Activities

In 2019, operating activities resulted in positive net cash as a result of the increase of COP 14,317 billion in deposits by customers, compared with an increase of COP 6,189 billion in 2018, and COP 17,387 billion of interest received, up from COP 15.59 billion in 2018. The increase in loans and advances to customers and financial institutions was COP 12,140 billion, compared with COP 12,952 billion and COP 11,266 billion in 2018 and 2017 respectively. Interest paid was a use of cash of COP 5,996 billion in 2019, COP 5,103 billion in 2018 and COP 5,798 billion in 2017. The net change in value of investment securities recognized at fair value through profit and losses increased by COP 2,626 billion in 2019, compared with an increase of COP 615 billion in 2018 and a decrease of COP 1,599 billion in 2017.

Net income has been positive; COP 3,214 billion, COP 2,786 billion and COP 2,754 billion for 2019, 2018 and 2017, respectively.

Investing Activities

In 2019, 2018 and 2017, investing activities used cash. Purchases of debt securities at amortized cost used COP 2,800 billion in 2019, COP 2,380 billion in 2018 and COP 3,122 billion in 2017; and the purchases of premises and equipment and investment properties used COP 1,555 billion in 2019, compared with COP 1,014 used in 2018 and COP 1,132 billion used in 2017. Proceeds from maturities of debt securities at amortized cost provided COP 2,405 billion in 2019, COP 2,214 in 2018 and COP 2,167 in 2017.

Investing activities related to debt instruments at fair value through OCI used net cash of COP 518 billion during 2019 and COP 126 billion in 2018; Investing activities related to equity securities and interests in associates and joint ventures provided net cash of COP 90 billion during 2019, while in 2018 and 2017, it used COP 259 billion and COP 298 billion respectively; and investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 1,323 billion, compared with COP 702 billion used during 2018, and COP 563 billion in 2017. The net cash provided by proceeds from equity instruments and interests in associates and joint ventures is explained by the sale of AVE group, CCSC concessions, CIFI and by residual rights of investments to maturity; while the net cash used in purchases of premises and equipment and investment properties is explained by the purchase of the Atrio building (administrative headquarters in Bogotá), and the purchase of vehicles by Renting Colombia and Bancolombia (For more information, see note 10 to the consolidated financial statements).

Financing Activities

Financing activities required cash during 2019. Proceeds from borrowings from other financial institutions provided COP 11,741 billion in 2019, COP 15,774 billion in 2018 and COP 12,190 billion in 2017. The placement of debt securities in issue provided COP 2,084 billion in 2019, COP 1,150 in 2018 and COP 3,013 in 2017. The repayment of borrowings used COP 14,365 billion in 2019, compared with COP 14,472 used in 2018 and COP 17,042 used in 2017; and the payments of debt securities in issue used COP 2,561 billion during 2019, COP 1,886 billion during 2018 and COP 1,969 during 2017. Cash was also used to pay dividends to stockholders in the amount of COP 1,032 billion, while in 2018 and 2017 this amount was COP 735 billion and COP 1,126 billion, respectively.

Regarding borrowings from other financial institutions, the cash used was offset by funding from deposits received from customers (an operating activity), which grew significantly during 2019. The net cash used related to debt securities is due to redemptions and repurchases of a portion of Bancolombia securities (see Item 4.A. Recent Devlopments).

The decrease in repurchase agreements and other similar secured borrowing used COP 1,002 billion, compared with the COP 922 billion used in 2018 and the COP 1,313 billion provided in 2017.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the owners of the parent company amounted to COP 26,884 billion at December 31, 2019, up 8.19% from COP 24,849 billion at December 31, 2018. This increase reflects the net effect of dividend payments, earnings during the year 2019 and all the other transactions that directly affect the stockholders’ equity attributable to the owners of the parent company.

The Bank’s capital adequacy ratio on a consolidated basis was 12.82% as of December 31, 2019, down from 13.47% in 2018. This decrease is the result of a higher value on the risk weighted assets, mainly attributed to loans and financial assets investments.

The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 382 basis points above the minimum 9% required by the Colombian regulator. The basic capital ratio (Tier 1) was 9.57% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 8.44% at the end of 2019. For a full description of the Bank’s capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2019 and 2018:

	As of December 31, 2019	As of December 31, 2018
	In millions of COP, except percentages
Long-term senior indebtedness	13,211,938	13,715,451
Subscribed capital	480,914	480,914
Legal reserve	17,849,018	17,755,450
Non-controlling interest	1,818,407	1,661,509
Financial statements translation adjustment	4,132,634	4,068,099
Less:
Long-term investments	(185,579)	(185,579)
Intangibles assets acquired after August 23, 2012	(4,072,061)	(4,065,668)
Primary capital (Tier I)	20,023,333	19,714,725
Subordinated bonds	2,449,295	4,134,469
Hybrid bonds	4,260,282	2,437,313
Other comprehensive income related to investments at fair value	(12,434)	(12,434)
Non-controlling interest	103,293	144,796
Computed secondary capital (Tier II)	6,800,436	6,704,144
Technical Capital (1)	26,823,769	26,418,869
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	9.57%	10.05%
Secondary capital to risk-weighted assets (Tier II)	3.25%	3.42%
Risk-weighted assets including market risk	209,182,274	196,109,276
Technical capital to risk-weighted assets (2)	12.82%	13.47%

 ____________________________

(1)	Technical capital is the sum of basic and additional capital.

(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

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

As mentioned in Item 11. “Quantitative and Qualitative Disclosure about Market Risk”, the market risk stated in the treasury book is measured with value at risk (VaR) metrics, and the position limits are based on the results of these methodologies. The Bank has defined VaR limits that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and also takes advantage of portfolio diversification. In addition to VaR limits, the Bank uses stop loss signals, except for GFAM, to inform senior management when accumulated losses are close to certain pre-defined thresholds in the trading book. Moreover, for the options portfolio in Bancolombia, the Bank has set limits based on the sensitivity of the portfolio to the underlying volatility, underlying currency and interest rates.

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

Colombian Chief Treasury Officer (CTO), centralize all the reports from the Treasury Directors in the subsidiaries in all geographies, in which they are responsible for FX, investment and risk taking.

There are several communications channels between the Treasury divisions and the CTO, which are: Investment Committee; the participants in this meeting, which is held monthly, are: CTO, Proprietary Trading Director, Market Risk Director, Treasury Directors from each Bank, Head of Quantitative Analysis and the Head of each desk in Colombia (Fixed Income, FX and Derivatives). This committee reviews the investment strategy portfolios, profit and loss figures, VaR levels, Benchmark portfolios, based on the framework and risk appetite, defined by the Board of Directors.

Performance is measured against the “Benchmark” approved for each treasury, which includes a target position for each asset and limits for every product and market, in which the treasury operation can invest. There is a continuous follow up of the portfolios in the investment committee, which runs monthly.

B.3	COMMITMENT FOR CAPITAL EXPENDITURES

See Item 4. “Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

In an environment of moderate growth in the loan book, during 2019, net interest and valuation income increased 17.97% as a result of the stability in net interest margins and an improvement in the credit cycle. Total credit impairment charges, net decreased significantly over the past year. Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends regarding those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 4.87% in 2019. During the year, the loan portfolio presented mixed trends in demand. Commercial loans, which represent the largest share of the Bank´s portfolio, remained flat as a result of a weak demand from large corporations. Consumer loans, on the other hand, has shown an important increase mainly explained by the strategy to offer pre-approved loans. During 2019, commercial loans decreased 0.37%, consumer loans grew 23.88%, mortgages increased 4.86%, and Small Business Loans expanded 10.63%.

Banco Agrícola’s loan book expanded 8.17% during 2019. This positive performance was mainly driven by the consumer segment. The bank has increased its share within the local banking market, and it continues to be the leader financial institution in El Salvador.

Credit demand in Banistmo was modest and the loan book grew 3.06%. Economic activity moderated in Panama, presenting a slowdown over the last year.

Loan growth in Guatemala was the highest in Central America, totaling 9.98% for 2019. It is important to underline a significant increase in the consumer book (17.07%). Guatemala is Central America’s largest country and provides a favorable growth environment.

Foreign-denominated loans decreased 2.98% during 2019. Although credit demand in El Salvador and Guatemala presented a good dynamic, corporations in Colombia demanded less U.S. dollar funding, resulting in a net contraction of the dollar denominated portfolio for the consolidated figures.

The Colombian economy presented a recovery and steady growth during 2019, and the trend was positive in the first months of 2020. Nevertheless, the COVID-19 outbreak and the developments that followed together with the drop in oil prices are causing uncertainties in the markets that will impact the credit demand for the year 2020. The commercial segment is particularly sensitive to the macroeconomic scenario and is expected to decelerate under the current circumstances as companies are less incentivized to resume capital investment projects. Personal loans had been an important driver for growth in recent years. However, for the reasons previously explained, the outlook for 2020 suggests a moderation in the retail book demand considering the expected slowdown in the global, regional and local economy.

Net Interest Margin and Valuation

A slight majority of the Bank’s loan book has a fixed rate (47.60% of loans have a maturity of more than one year and earn interest at variable rates) and the re-pricing pace of our assets tends to be faster than that of the Bank’s liabilities.

Net interest margin from continuing operations decreased 14 basis points from 5.80% to 5.67% during the year. This compression is mainly explained by the adoption of IFRS 16, which increased the interest expenses associated to liabilities on leasing agreements.

The Bank has continued developing its strategy to support the net interest margin and valuation on financial instruments by optimizing the cost of funding. For this purpose, the bank has focused on reducing the average life of time deposits in Colombia and increasing the proportion of average demand deposits (savings and checking accounts); aiming to maintain ample liquidity and consistent margins.

Interest rates in Colombia are expected to gradually decrease during 2020 in the the face of a slowdown in the economy, implying ongoing pressure on the net interest margin in the peso denominated loan book.

Cost of credit

For the year 2019, the cost of credit was 1.91% of average loans, which represents an improvement when compared to the 2.34% and 2.22% shown in 2018 and 2017, respectively. During 2019 there was positive evolution in credit quality, which resulted in provisions being 11% lower than charges recorded in 2018. In addition, the rate of deterioration showed a better performance, and the balance sheet is well protected with a high 90-day PDL coverage ratio of 194%.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are the off-balance sheet arrangements in which the Bank is involved: standby letters of credit, letters of credit and bank guarantees.

Letters of credit and bank guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees. We include these guarantees in the Bank’s impairment loss allowance assessment with other forms of credit exposure. The credit recovery (impairment) for the off-balance sheet arrangements amounted to COP (25,940), COP 8,553 and COP 7,082, for the years ended as of December 31, 2019, 2018 and 2017, respectively.

Those off-balance sheet arrangements are required to be considered into the total solvency ratio computation. As of December 31, 2019, the total Bank’s technical capital ratio was 12.82%, exceeding the requirements of the Colombian government and the SFC by 382 basis points. In the event the off-balance sheet arrangements were not considered in the computation, the total ratio would be boosted by approximately 86 basis points.

At December 31, 2019, 2018 and 2017, the fees and other income related to Guarantees and Standby letters of credits amounted to COP 56,023, COP 57,366 and COP 63,470, respectively.

The Bank is not involved in any interest retained and other indebtedness related to those instruments besides the credit risk aforementioned.

The table below summarizes all guarantees issued by the Bank as of December 31, 2019 and 2018. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Unused credit lines amounted to COP 13,947,223 and COP 12,707,294 at December 31, 2019 and 2018.

Off-balance Sheet Arrangements	Expire within one year at December 31,		Expire after one year at December 31,		Total amount outstanding at December 31,		Maximum potential amount of future losses at December 31,
	2019	2018	2019	2018	2019	2018	2019	2018
	In millions of COP
Bank guarantees and letters of credit	3,660,503	3,553,142	929,314	1,896,043	4,589,817	5,449,185	4,589,817	5,449,185
Total	3,660,503	3,553,142	929,314	1,896,043	4,589,817	5,449,185	4,589,817	5,449,185

For further information on standby letters of credit and bank guarantees, please see Note 21 Provisions and Contingent Liabilities and Note 25.3 Fees and Commissions to Consolidated Financial Statements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank´s contractual obligations as of December 31, 2019:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	In millions of COP
Debt instruments in issue	19,921,515	3,066,178	8,558,406	2,896,100	5,400,831
Time deposits (1)	63,635,078	44,458,114	13,543,877	3,578,910	2,054,177
Derivative financial liabilities	1,860,812	1,068,891	332,939	189,497	269,485
Payments of post-employment benefit plans	753,384	72,465	145,834	158,783	376,302
Lease liabilities	1,831,585	12,765	28,301	90,151	1,700,368
Borrowings from other financial institutions	13,959,343	6,634,001	2,708,267	2,173,334	2,443,741
Total	101,961,717	55,312,414	25,317,624	9,086,775	12,244,904

____________________________

(1)	Saving accounts, checking accounts and other deposits do not have a specific maturity date because they are required on demand and therefore are excluded from this table.

The amounts shown in the table include interest costs on debt. The Bank does not have any uncertain tax positions to report.

Our liabilities recognized on the consolidated statement of financial position as Deposits by customers other than time deposits, Interbank deposits, Repurchase agreements and other similar secured borrowing, Preferred shares and Other liabilities are excluded from the table above. Refer to Notes 15, 16 and 20 to the consolidated financial statements for more information on these liabilities.

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

Some relevant assumptions must be made to operate the mathematical models behind the expected credit loss assessment. Assumptions such as the time past due payments to consider a client to have a significant risk increase or to be in default are leveraged from historical data and then reviewed by expert panels. Other assumptions such as the future economic conditions, the conformation of plausible future economic scenarios and the likelihood of those scenarios have a high impact on lifetime default probability models. These scenarios are determined and leveraged by the Direction of Economic Research, which operates independently of the Bank’s risk management division.

The main factors considered in collective estimations of credit losses are the definition of significant increase in credit risk, definition of default, collateral values, loan maturity and macroeconomic forecast of variables such as unemployment, GDP, interest rates, among others. It is also important to consider and any other variable that could influence a client´s willingness to pay.

In addition, individual credit losses models consider assumptions on how the financial performance and future cash flow of a client could be affected by the client´s expected future operational and commercial activity, trends of the economic sector, and regulatory changes, in the sector in which the client operates, changes in the collateral value, as well as other internal or external factors.

Given the inherent uncertainties and the high level of subjectivity involved in the assessment of three following factors, it is possible that the outcomes in the next financial year could differ from the expectations on which management’s estimates are based:

●	Exposure at default: It is understood as the exposed balance of assets to the current capital balance, interest and accounts receivable. In the case of products whose nature is revolving and that have an available quota that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter indicates over-use which can be incurred in the event of client default.
●	Probability of default (PD): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of twelve months. This is linked to the rating/scoring of each debtor/operation.
●	Loss given default (LGD): This is defined as the economic impairment in which the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation.

Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank’s Risk vice-presidency on a regular basis, using robust validation procedures in order to assure a reasonable coverage of effective losses.

This process enables management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations.

Internal controls, data governance standards and approval processes have been implemented by the Bank to make estimations more accurate.

For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.

2.	Impairment testing of CGU including goodwill:

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 9 Goodwill and intangible assets, net for further information related to carrying amount, valuation methodologies, key assumptions and the allocation of goodwill.

3.	Deferred tax:

Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the valid tax rules applicable in each country where the Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions.

Accordingly, the determination of the deferred tax is considered a critical accounting policy.

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 12 to the Consolidated Financial Statements.

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

The Bank considers the estimates used to determine the provisions for contingent liabilities are critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings, contingencies and its carrying amounts see Note 21 to the Consolidated Financial Statements.

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

For further details, as carrying amount and sensitivity disclosures, please see Note 30 to the Consolidated Financial Statements.

6.	Measurement of Employee benefits:

The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the financial statements, among others, due to changes in economic and demographic assumptions and significant events. For further information, see Note 19 to the Consolidated Financial Statements.

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

For the periods ended as of December 31, 2019 and 2018 there have been no significant changes in estimates and judgements made at end-year other than those indicated in the financial statements.

8.	Leases:

Application since January 1, 2019:

The measurement of the right of use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The Bank determined the lease term according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. The Bank’s was not able to determine or obtain an interest rate implicit in the lease; therefore, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leases. The Bank performs analyses taking in account the currency, lease term, economic environment and class of underlying assets as to determinate the weighted average lessee’s incremental borrowing rate.

9.	Uncertainty over Income Tax Treatments:

In the process of determining the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could arise from those made by the entity. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and, in general, the legal instability of the country, the tax authority may apply a different criteria to that used by the Bank. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability in the Bank´s accounting, which was calculated in accordance with the requirements of IAS 12.

Senior management of the Bank and its advisors consider that the determinations that the Bank did in relation to estimates and judgments made in each fiscal period correspond to those indicated by the current tax regulations. As a result, the Bank has not considered it necessary to recognize any additional provisions to those indicated in Note 12 Income tax, to the Consolidated Financial Statements.

Application of new accounting standards

a)	Recently Issued Accounting Pronouncements Applicable in 2019

IFRS 16, Leases: On January 13, 2016, the IASB issued IFRS 16 Leases replacing IAS 17 leases, IFRIC 4 Determination of whether a contract contains a lease, SIC 15 Incentives in lease agreements and SIC 27 Evaluation of the substance of the transaction. This standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases. The standard includes two recognition exemptions for lessees: leasing of low-value assets (for example, personal computers) and short-term leases (that is, leases with a term of less than 12 months and leases that do not contain a purchase option). At the beginning of the lease, the lessee recognizes a liability for lease payments (liability for lease) and an asset that represent the right to use the underlying asset during the term of the lease (right to use the asset). Lessees must separately recognize the interest expense of the lease liability and the depreciation expense of the right to use.

Lessees must also remeasure the lease liability upon the occurrence of certain events (for example, a change in the term of the lease, a change in the assessment of an option to purchase the underlying asset, a change in the amounts expected to be payable under a residual value guarantee or a change in future lease payments as a result of a change in the rate or rate used to determine such lease payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment in the right of use asset.

The accounting of the lessor pursuant to IFRS 16 does not have substantial modifications with respect to the requirements of IAS 17. The lessors continue to classify all their leases using the same classification principles of IAS 17, between financial and operating leases.

For leases previously classified as finance leases the Bank recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

The Bank chose to use the following practical expedients when adopting IFRS 16 using the modified adoption method for leases previously classified as operating leases using IAS 17:

a)	Do not carry out an assessment of the impairment of the value of the assets for the right-to-use lease contracts, because prior to the transition to IFRS 16, said contracts were evaluated and none was determined to be onerous;

b)	For contracts whose maturity is within 12 months and do not contain a purchase option following the date of initial application, they will be recognized as short-term leases.

c)	The initial direct costs of measuring the asset by right to use were excluded on the date of initial application; and

d)	Used hindsight to determine the lease term.

The implicit interest rate in the leases could not be readily determined. As a result, the Bank performed an analysis taking into count the currency, lease term, economic environment and class of underlying assets to determinate the weighted average lessee’s incremental borrowing rate. The weighted average lessee’s incremental borrowing effective rate applied to the lease liabilities on January 1, 2019 was 7.19%.

As of January 1, 2019, the Bank adopted IFRS 16 using the modified retrospective adoption method, where the right-of-use assets are measured as if IFRS 16 had always been applied, using the lessee’s incremental borrowing rate known at the date of transition. The effects of such adoption are shown in the charts below.

The following table sets the lease liability recognized at January 01, 2019:

January 1, 2019
Operating lease commitments disclosed as of December 31, 2018 (1)	3,993,490
Lease liability recognized as of January 01, 2019	1,848,833
Of which are:
Current lease liabilities	7,356
Non-current lease liabilities	1,841,477
(1) This line does not include short-term leases and low-value leases for value of COP 3,633 and COP 5,040, respectively.

The recognized right-of-use assets relate to the following types of assets:

Types of Assets	January 1, 2019
Buildings	1,487,175
Technological equipment	49,736
Vehicles	34,956
Furniture and fixtures	579
Total right of use assets	1,572,446

The net impact on retained earnings (decrease), on deferred tax and on effect of changes in foreign exchange rate as of January 1, 2019 corresponds to COP 184,248, COP (119,173) and COP (9,560), respectively.

IFRS 9, Financial Instruments: As of January 1, 2019 the Bank adopted IFRS 9 as issued in July 2014 regarding hedge accounting. As permitted by the transitional provisions of IFRS 9.7.2, the Bank elected not to restate comparative figures. No adjustments to the carrying amounts of financial assets and liabilities at the date of transition arise.

All hedge relationships designated under IAS 39 as of December 31, 2018, qualified for hedge accounting considering specified qualifying criteria under requirements provided by IFRS 9 on January 1, 2019. In the process of adopting IFRS 9, Banistmo has not identified impacts on the transition from IAS 39 to IFRS 9 on the hedging relationships currently maintained.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons acted as directors and senior managers of the Bank:

Directors

●	Gonzalo Alberto Pérez Rojas was born in 1958. Mr. Pérez holds a law degree from Universidad de Medellín and a post-graduate degree in insurance from Swiss Re - Zurich and a CEO Management Program certificate from the Kellogg School of Management. Mr. Pérez was recently appointed as CEO of Grupo de Inversiones Suramericana. He previously served as CEO of Suramericana S.A, Insurance and Social Security Company where he also worked as Vice-president of Insurance and Capitalization, Vice-president of Corporate Business, Manager for Corporate Business and Human Resources Manager. Currently he serves as a member of the board of directors of Grupo Nutresa S.A., Celsia S.A., and Fundación Sura and he is a member of the board of directors of Suramericana´s affiliates (Seguros SURA) in nine (9) countries in Latin America. In 2020 he was reelected as a member of the Bank´s Board of Directors.

●	Juan David Escobar Franco was born in 1969. Mr. Escobar is a Systems Engineer from Universidad EAFIT and has a post-graduate degree in Electronic Business from Tecnológico de Monterrey and an MBA from the same institution. He also has master on Actuarial Science from Georgia State, and has studied High Management Studies at the Kellogg School of Management, and Digital Transformation at University of Virginia, amongst other courses related to project management and direction. In 2018 he became as CEO of Seguros Sura Colombia, where he had also previously served as Insurance Vice-president, Actuarial Manager and Director of the Automobile Department. In March 2020, he was appointed as new non-independent member of the Bank´s Board of Directors.

●	Hernando José Gómez Restrepo was born in 1957. Mr. Gómez holds a cum laude degree in economics from Universidad de los Andes. He is a PhD candidate in economics from Yale University, from where he holds a post-graduate degree in currency, banking and international economics. Mr. Gómez Restrepo has a wide range of experience in central banking, government entities and consulting and has been responsible for commercial negotiations, development plans, commercial plans, sustainability and inclusion policies, macro-economy, financial policy and policy related to the coffee industry. Previously, he was a member of the Board of Governors of Colombia´s Central Bank (Banco de la República), CEO of the Consejo Privado de Competitividad, Chief of the Colombian Government negotiation Team for the Free Trade Agreement with the United States and the National Planning Director of Colombia, among other positions. Recently, he has served as a consultant for CEPAL, National Planning Department for the World Bank, Fedesarrollo and the Agencia de Renovación del Territorio. Mr. Gómez is an independent member of the Bank’s Board of Directors since his appointment in 2013.

●	Luis Fernando Restrepo Echavarría was born in 1958. He has a bachelor’s degree on Industrial Management from Georgia Institute of Technology and an MBA degree from University of Chicago. He previously worked at The Marmon Group of Chicago and was part of the Leadership Rotational Program in Chicago at The Rego Company (Planning Production and Industrial Engineer), Hammond Organ Company (Financial Accountability) and Marmom Keystones (sales). Mr. Restrepo currently serves as CEO of Crystal S.A.S., a company dedicated to the production and commercialization in Latin America of brands such as Gef, Punto Blanco, Baby Fresh y Galax. He is currently a member of the board of director of: Constructora Conconcreto S.A, Etiflex S.A (Litography) and Espumas Plásticas S.A.S and in the past was a member of the board of directors of ANDI. He also serves as a member of the Advisory Board of Georgia Tech in the U.S.A. Mr. Restrepo is an independent member of the Bank’s Board of Directors since his appointment in 2016.

●	Andrés Felipe Mejía Cardona was born in 1962. Mr. Mejía is an Economist from Michigan University and has an MBA from Eafit, Studies in Strategic Planning from Universidad de Barcelona, High Managament at Universidad de los Andes and was part of the Program EXPRO of International Business at CBI Rotterdam. Mr. Mejía has substantial professional experience in international commerce and international markets. He is CEO of MU Mecanicos Unidos S.A.S since 1983. He has been member of the board of directors of Fedemetal, Edatel, ISA, Isagen, Fabricato, Internexa and Protección S.A. Mr. Mejia is an independent member of the Bank’s Board of Directors since his appointment in 2016.

●	Sylvia Escovar Gómez was born in 1961. Mrs. Escovar is an economist from Universidad de los Andres. She has worked as head economist for the World Bank´s resident mission in Colombia and was head of the External Credit Division of the National Planning Department. She also served as Chief of Services for Economic Studies of Colombia´s Central Bank (Banco de la República), Chief of Public National Policy Evaluation System of the National Planning Department and was General Director for FES Leadership Foundation. She was also sub secretary for Education and Sub secretary for Finance of Bogotá D.C. and had previously served as Financial VP of Fiduciaria Bancolombia. During the last 18 years she has been affiliated to Organización Terpel S.A., where she has occupied different positions such as Commercial Vice-President, National Fuels Manager, and Financial and Administrative Manager And became CEO in 2012. In 2017 she was selected by Portafolio Magazine as the best executive of the year in Colombia and recognized by Merco as the only woman amongst the top 15 leaders with best reputation in Colombia, occupying the tenth position in 2019.In March, 2020, she was appointed as new independent member of the Bank´s board of directors.

●	Arturo Condo Tamayo was born in 1967. Mr. Condo has a PhD in business administration from Harvard Business School in the fields of business strategy and competitiveness. He is Headmaster at EARTH University in Costa Rica, which educates leaders focused on sustainability of rural areas and in the past has also been headmaster at INCAE Business School and Director of the Centre for Competitiveness and Sustainability Development (LACCSD) as well as worked as a teacher in strategy, competitivity, development and sustainable development. Currently he is a consultant in strategic planning, competitiveness strategy and internationalization for companies and organizations in Latin America and Asia. In 2014, he founded Keyword Centro America, a company dedicated to offer analysis on political and economical enviroments for other companies, as well as strategic communication services where he serves as CEO. He is a founding member of Central American Private Sector Initiative (CAPSI), a group of regional leaders focused on improving the Central Americans quality of life through regional actions and the Global Shapers Community in San Jose, Costa Rica, which is part of the World Economic Forum (entity that recognized him as a Young Global Leader in 2008). He co-founded the Young Global Leader Business Oath and is a member of the board of directors of the Global Business Oath Project, which works in the field of ethical behavior of business leaders. Mr. Condo is an independent member of the Bank’s Board of Directors since his appointment in 2016.

Former directors

●	David Emilio Bojanini García was born in 1956. Mr. Bojanini was a member of the board of directors of the Bank from 2007 until March 2020. He holds a degree in industrial engineering from Universidad de los Andes and an MBA with emphasis on actuary from University of Michigan. He has held several positions in the private sector such as CEO of Administradora de Fondos de Pensiones y Cesantías Protección S.A. from 1991 to 2006, and “Gerente Actuaría” in Suramericana de Seguros S.A. where he worked for 11 years. Mr. Bojanini is a member of the following boards of directors: Grupo Nutresa S.A., Bancolombia S.A., Grupo Argos S.A., Suramericana S.A. and SURA Asset Management S.A. From 2006 to 2020, Mr. Bojanini was CEO of Grupo de Inversiones Suramericana S.A. and, as a result of his resignation to such position he won´t continue to serve as a member of the Bank´s Board of Directors. His resignation was effective on March 13,2020.

●	Roberto Steiner Sampedro was born in 1959. Mr. Steiner was a member of the board of directors of the Bank from 2014 until September 2019. Mr. Steiner holds a bachelor's degree in economics from the Universidad de los Andes and is a PhD candidate from Columbia University. Mr. Steiner has held several positions at the Central Bank, such as Director of the Economic´s Research Department. He has also served as Deputy Director and Executive Director at Fedesarrollo, Director of the Economic Development Studies Center at the Universidad de los Andes. He is currently a Research Associate at Fedesarrollo. Mr. Steiner has been a Professor at Universidad de los Andes, Columbia University, Universidad Javeriana and Universidad Nacional as well as Visiting Scholar at the IMF and at Lehigh University. He has been a consultant for the IDB, the World Bank, the IMF and the ECLAC.

For additional information regarding the Board of Directors and its functions, see Item 10 “Additional Information – B. Memorandum and Articles of Association – Board of Directors”.

Senior Management

Juan Carlos Mora Uribe was born in 1965. He is CEO of Bancolombia since May 2016. Prior to his appointment as CEO of Bancolombia, he was the Bank´s Corporate Innovation and Digital Transformation Vice President since 2015. He holds a B.A degree from Universidad Eafit and an M.B.A degree from Babson College. Mr. Mora has experience in diverse areas of corporate finance and investment banking and was Vice President of Operations of Corporación Financiera Nacional and Suramericana S.A. in 2004. Most recently, Mr. Mora performed the role of Vice President of Risk in 2005,and was then appointed as Chief Corporate Services Officer until 2015.

Mauricio Rosillo Rojas was born in 1969. He is the Corporate Vice President of Bancolombia since September 2019. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, and also obtained a degree in financial law from Universidad de Los Andes, and a master’s degree in commercial and economic law from the University of Georgia. Mr. Rosillo has held several positions in the public and private sectors, including secretary general of Federación Colombiana de Compañías de Leasing (Fedeleasing), Interim Colombian Superintendent of Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Securities Exchange and president of the Colombian Autoregulador del Mercado de Valores (AMV). He was the Chief Legal Officer of Bancolombia from December 2008 until until his appointment as Corporate Vice President in 2019. The Corporate Vice-presidency oversees the Legal Vice-presidency, Financial and Treasury Vice-presidency, Human Resources Vice-presidency, Compliance Vice-presidency and Reputation and Communications Department.

Maria Cristina Arrastia Uribe was born in 1965. She is the Vice President of Business since April 2019. She holds a business administration degree from Eafit University in Medellin and has worked in various roles in Bancolombia, such as Deputy-Manager of the trading desk, Regional Manager of Corporate Banking of Antioquia and, from 1998 to 2009 as Regional Manager for Personal and SME Banking in Antioquia. In 2009 she was namedas General Manager of Bancolombia´s business line Sufi until 2011 when she was appointed as Vice President of Consumer Mortgage loans. The Business Vice-presidency is responsible for leading the individual banking, small and medium enterprises and corporate business segments, as well as consolidating other support areas such as marketing, products, customer service and analytics, among others.

Jaime Alberto Villegas Gutierrez was born in 1965. He has been the Vice President of Corporate Services since November 2016. He holds an industrial engineering degree from Universidad de los Andes and a graduate degree in finance from the same University. He has worked in the financial, operations and technology department of financial institutions such as Standard Chartered Bank, in Colombia, Peru, United Arab Emirates and Singapore.

Rodrigo Prieto Uribe was born in 1973. He is Vice President of Risk Management since March 2011. Mr. Prieto has worked at Bancolombia holding several positions at different departments of Bancolombia such as analyst, manager of risk administration, planning manager and manager of Capital allocation and risk quantification. Most recently he was the director of planning and projects. He has also been a professor at several universities including Universidad EAFIT, Escuela de Ingeniería de Antioquia and Universidad de los Andes. Mr. Prieto is a civil engineer and has a master’s degree in economics from Universidad de los Andes and a master’s degree in finance from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Carmenza Henao Tisnes was born in 1960. She is Vice President of Internal Audit since January 2013. Mrs. Henao has worked at Bancolombia in several positions at different departments of Bancolombia such as analyst and manager of audit technology. Most recently she was the Audit National Manager of Bancolombia branches. She has also been a professor at various universities including Universidad EAFIT, Universidad Pontificia Bolivariana, Universidad de Medellin and Universidad San Buenaventura. Mrs. Henao is a system engineer and holds a degree in Finance from Universidad EAFIT.

Cipriano López Gonzalez was born in 1974. He is the Innovation Vice President since January 2020. He is a mechanical engineer from Bolivariana Pontifical University, holds an MBA degree from the Burdeos School of Business in France, and has participated in complementary executive programs in the universities of Harvard, Stanford and Pennsilvania (Wharton Business School). He has previously worked for SAB-Miller Group as Negotiating Director, DANONE Group in France as the officer in charge of the cereal products category for Europe, and with L’Oreal in France and Spain. From 2010 to 2018 he was CEO of Haceb Industries, where he led the process of innovation and digital transformation, developing new businesses, alliances and a customer-centered culture.

Enrique Gonzalez Bacci was born in 1965. He is Vice President of Human Resources since October 2015. He holds a law degree from the Universidad Externado de Colombia and holds a degree in business law from the same university. He has taken the Advanced Program in Human Resource Management from the Anderson School at UCLA, and also holds certifications in geopolitics from Universidad EAFIT and a Top Management Program from Universidad de los Andes. In several occasions, he has participated as technical counselor before the International Labour Organization’s International Labour Conference. His career at Grupo Bancolombia started at Conavi and later at BIC – today Bancolombia – holding different positions within the human resources department.

Jose Humberto Acosta was born in 1962. He is Financial Vice President since June 2012 and Bancolombia´s Chief Financial Officer since January 2020. He holds a Bachelor of Business Administration undergraduate degree from Universidad Externado de Colombia and MBA Diploma from Universidad de la Sabana. Prior to becoming Chief Financial Officer of Bancolombia, Mr. Acosta served as International Banking Director, International manager at Corfinsura S.A., Methods and Organization Manager, and Merger General Coordinator, among other positions.

Claudia Echavarria Uribe was born in 1979. She is Bancolombia´s Chief Legal Officer and General Counsel since December 2019. She is a lawyer from Universidad Pontificia Bolivariana, has a master’s of law degree from Columbia University Law School and is a member of the New York Bar. Most recently she was the Corporate Vice-president and the General Counsel of Almacenes Exito and previously she held different positions at the legal department of Bancolombia and in Banca de Inversion Bancolombia between 2004 and 2015.

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

In 2019 the Bank paid each director a fee of approximately COP 6.84 million per month for sitting on the Board, and another fee of approximately COP 6.84 million for attending each session of the committees.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2019 was COP 77.08 billion. Additionally, the bank has established a retirement bonus for senior management, and at the end of 2019 the provision to this effect was COP 35.61 billion. In 2019 was paid COP 511.93 million of retirement bonus for some senior managers who retired during the year.

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

The Bank paid a total of COP 2,127.11 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. Such amount includes the sum of approximately COP 297.98 billion spent in connection with the incentive compensation plan in Colombia.

As of December 31, 2019, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 129.02 billion, in accordance with Decree 2496 of December 23, 2015.

C.	BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of March 13, 2020

Name	Elected to the Board	Term Expires
Gonzalo Alberto Pérez Rojas (1)	2004	2022
Juan David Escobar Franco(2)	2020	2022
Hernando José Gómez Restrepo	2013	2022
Luis Fernando Restrepo Echavarría	2016	2022
Andrés Felipe Mejía Cardona	2016	2022
Sylvia Escovar Gómez(3)	2020	2022
Arturo Condo Tamayo	2016	2022
____________________________

(1) Gonzalo Alberto Pérez Rojas had previously served as the Bank’s Director during the periods of 1990 to 1994. He has been reelected during the periods of 2020-2022 in replacement of David Bojanini Garcia who resigned to his position as a member of the Board of Directors in March 2020 as a result of his resignation as CEO of Grupo de Inversiones Suramericana S.A

(2) Mr. Franco was appointed in replacement of Mr. Pérez Rojas who will be replacing Mr. David Bojanini.

(3) Mrs. Escovar Gomez was appointed in replacement of Roberto Steiner Sampedro who resigned to his position as a member of the Board of Directors as a result of his appointment as Co-director of the Bank of the Republic of Colombia in September 2019

*All the remaining Directors were reelected in 2020 for a two-year period.

Messrs. Hernando José Gómez Restrepo, Luis Fernando Restrepo Echavarría, Andres Felipe Mejía Cardona, Sylvia Esovar Gomez and Arturo Condo Tamayo are independent directors in accordance with the Bank’s by-laws and Colombian laws. Consequently, the majority of the Board of Directors is composed of independent directors.

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

Name	Period Served
President
Juan Carlos Mora Uribe	Since 2016
Vice Presidents
Mauricio Rosillo Rojas	Since 2008
Maria Cristina Arrastia Uribe	Since 2015
Jaime Alberto Villegas Gutierrez	Since 2016
Rodrigo Prieto Uribe	Since 2011
Carmenza Henao Tisnes	Since 2011
Cipriano Lopez Gonzalez	Since 2019

For further information about the Bank’s corporate governance practices please see Item 16. “Reserved – B. Corporate Governance and Code of Ethics.”

Audit Committee

The Bank’s Board of Directors, in compliance with Colombian banking regulations, maintains an Audit Committee that is currently comprised of three members. The current members of the Audit Committee are Messrs. Hernando José Gómez Restrepo, Andrés Felipe Mejia Cardona and Arturo Condo Tamayo. The shareholders, in their meeting held on March 13, 2020, reelected them as members of the Board of Directors for a period of two years. The Board of Directors reelected them as members of the Audit Committee. Each of them serve as independent members of the Board of Directors.

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

The Audit Committee meets and reports to the Board of Directors at least monthly and must present an annual report of its activities at the General Stockholders’ Meeting. The Committee met 13 times during 2019.

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

The members of the designation, compensation and development committee are Gonzalo Perez Rojas, Luis Fernando Restrepo Echavarria and Sylvia Escobar Gomez. The committee met 4 times during 2019.

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

The members of the Good Governance Committee are Gonzalo Perez Rojas, Sylvia Escovar Gómez and Luis Fernando Restrepo Echavarria. The committee met 3 times during 2019.

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

The Risk Committee has a charter approved by the Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The stockholders at the General Meeting establish the remuneration of the members of the Risk Committee. The Risk Committee must meet at least quarterly and met a total of 13 times during 2019.

The members of the Risk Committee are Andres Felipe Mejía Cardona, Juan David Escobar Franco and Hernando Jose Gomez Restrepo.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia	Number of employees employed by Bancolombia S.A.
2019	31,075	20,522
2018	31,040	20,114
2017	31,061	19,987

As of December 31 2019, Bancolombia and its consolidated subsidiaries had 31,075 employees, of which 20,522 were employed directly by the Bank; 12,222 are operations personnel and 8,300 are management employees. Of the 20,522 employees, approximately 27.2% are located in Medellin headquarters, 21.2% in the Bogotá Region, 20.6% in the Antioquia Region, 11.2% in the Central Region, 10.4% in the South Region and 9.4% in the Caribbean Region. During 2019, the Bank employed an average of 195 employees per month through temporary personnel service companies.

Of the employees directly hired by Bancolombia S.A., approximately 26.7% are part of a labor union called Sintrabancol, 15.4% are members of an industry union called UNEB, 3.3% belong to an industry labor union called Sintraenfi, and approximately 1.5% belong to another industry labor union called Sintranefi.

Bancolombia entered into a collective bargaining agreement with Uneb and Sintrabancol in October 2017, which became effective on November 1, 2017 and is set to expire on October 31, 2020. This agreement applies to approximately 12,546 of the Bank’s employees regardless of whether they are members of a union or not and it extends to operating personnel hired by the subsidiaries Banca de Inversión Bancolombia, Valores Bancolombia and Fiduciaria Bancolombia. Sintranefi, also submitted a list of petitions on October 31, 2016 without reaching an agreement in the stage of direct settlement and, as a result, on December 14, 2016, Sintraenfi requested the intervention of an arbitral tribunal to solve this pending petition. However, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

With the execution of such agreement, the Bank, UNEB and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

The most important economic aspects of the agreement are:

1. A pay increase of 7.0% during the first year; an increase equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2018 and October 2019, plus 230 basis points and an increase equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2019 and October 2020, plus 250 basis points.

For the salary increases corresponding to the second and the third year in which the current collective bargaining agreement is in effect, the Bank will apply whichever is greatest between the variation of the national Consumer Price Index (IPC) for the twelve months ended on October 31 and December 31, of the year in question. The same criteria will be applied for the subsidies and benefits associated to salary increases.

2. Improved benefits, such as: increased amounts for first home mortgage loans, improved health insurance coverage, transportation and food assistance, and an increase in tuition assistance and tuition loan.

Providing welfare conditions and contributing to the improvement of the quality of life of the bank employees and their basic family group are fundamental guidelines of the agreement. In line with these guidelines, mortgages loans are a priority in the portfolio of employee benefits. After four years of tenure, employees can access conventional-mortgages loans.

Bancolombia thinks of its employees as key to its success. For that reason, it has developed a strategy of a healthy and sustainable organization, which allows it to prioritize its action under 3 fundamental premises: Health, Labor Employment Security and Welfare of employees and their families. The Bank delivers different tools which contribute to increase the awareness for the care, minimize the risks and propitiate a balance between the employee’s work and personal life. All of these tools can be evidenced in activities such as:

Health:

●	Periodical medical evaluations.
●	Executive medical checks.
●	Health prevention and promotion programs.
●	Accompaniment to employees with special health conditions.
●	Programs that promote mental health and activities that prevent stress and intervene the effects of psychosocial factors.
●	Programs that promote healthy lifestyles that improve cardiovascular health (nutrition and fitness).
●	Epidemiological surveillance systems to monitor the main risks that impact health.

Labor Employment Security:

●	The risks that are potentially harmful to the health of the employees are continuously monitored and the respective controls implemented.
●	Implementation of the strategic road safety plan.
●	Investigation of incidents and implementation of respective remediation actions.
●	Monitoring of occupational safety and health conditions to suppliers of the supply chain.
●	Evacuation drills, emergency prevention plan.
●	Awareness and training of the employees on issues of emergency care and generating awareness to act in situations that create health and safety.

Welfare:

●	Activities with the family: corporate day where the children share with their parents a working day.
●	Activities which allow to highlight the talent of the employees and integrate the different regions of the country and increase the pride for the Bank.
●	Recognizing the work and high performance of the employees.
●	Sport, recreational, cultural and vocational activities.
●	Promotion of financial learning through education and personalized advice according to the monitoring and analysis of financial indicators of employees.
●	Guidance to the elderly in early retirement and retirement plans.
●	Guidance to employees in key life events.
●	Actions that support gender equality and seek to educate in values of zero tolerance towards gender violence.

E.	SHARE OWNERSHIP

The following directors owned common shares in Bancolombia as of December 31, 2019: David Bojanini García and Gonzalo Alberto Pérez Rojas.

None of the directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2019.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2019, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

ITEM 7	MAJOR STOCKHOLDERs AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2020. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares(1)
Grupo de Inversiones Suramericana S.A (2)	235,098,823	-	46.12%	0.00%	24.44%
ADR Program	-	181,610,396	0.00%	40.17%	18.88%
Fondo de Pensiones Obligatorias Protección	51,362,149	24,212,042	10.08%	5.36%	7.86%
Fondo de Pensiones Obligatorias Porvenir Moderado	21,394,682	52,137,057	4.20%	11.53%	7.65%

____________________________
(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.

(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of March 31, 2020, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 30,357 stockholders. A total of 181,610,396 representing 40.17% of preferred shares were part of the ADR Program and were held by 34 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, decreasing from 20.55% as of March 31, 2019 to 18.88% by the end of March 2020. In addition, Fondo de Pensiones Obligatorias Protección Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 7.65% as of March 31, 2020, compared to 8.12% as of March 31, 2019. Fondo de Pensiones Obligatorias Porvenir Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 7.86% as of March 31, 2020 compared to 8.98% as of March 31, 2019.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 2,152,246 million in loans outstanding to related parties as of February 29, 2020. The principal amounts outstanding as of February 29, 2020 includes in this amount are:

Entity	Amount outstanding	Accrued Interest	Average Interest rate
	In millions of COP, except percentages
Renting Colombia S.A.	737,081	1,659	6.00%
Grupo De Inversiones Suramericana S.A.	416,083	3,453	5.99%
Sura Asset Management S.A.	320,693	5,796	4.85%
FCP Fondo Inmobiliario Colombia	304,998	960	7.11%
Servicios Generales Suramericana S.A.S	248,384	2,938	5.45%

For additional information regarding the Bank’s related party transactions, please see Note 28 to the Consolidated Financial Statements.

C.                    INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-200.

A.2	LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see Note 21 to the Consolidated Financial Statements,” Provisions and Contingent Liabilities”.

A.3	DIVIDEND POLICY

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash dividends per share (1)(2)	Cash dividends per share (1)(3)
	(COP)	(U.S. dollars)
2019	1,638	0.404
2018	1,092	0.344
2017	1,020	0.367
2016	950	0.329
2015	888	0.267
____________________________
(1)	Includes common shares and preferred shares.

(2)	Cash dividends for 2019, 2018, 2017, 2016 and 2015 were paid in quarterly installments.

(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual Consolidated Financial Statements included in this document.

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

On April 4, 2019, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares and rights to subscribe for preferred shares.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The Colombian Securities Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2019, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Securities Exchange was COP 20,707 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 43,134 billion or USD 13.09 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Securities Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Securities Exchange, as of December 31, 2019, was COP 436,786 billion (USD 132,599 billion), with 81 companies listed as of that date.

D.	SELLING STOCKHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

As of December 31, 2019, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 26,884 billion divided into 961,827,000 shares.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings.

Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes: (i) to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year; (ii) to review the annual report prepared by the external auditor; (iii) to determine the compensation for the members of the board of directors, and the external auditor (the external auditor compensation is determine every two years) (iv) to elect directors, the external auditor and the client representative (“defensor del consumidor financiero”). The client representative’s primary duty is to solve the individual complaints submitted by clients and users and serve as their spokesman, the directors and the external auditor (each for a two-year term); and (v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

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

Upon dissolution, a liquidator must be appointed by the general shareholders’ meeting to wind up its affairs. In addition, the Superintendency of Finance has the power to take over the operations and assets of a bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the “Estatuto Orgánico del Sistema Financiero”, Decree 663 of 1993. For more information see Item 4. “Information on the Company – B. Business Overview – B.8. Supervision and Regulation – Bankruptcy Considerations”.

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

Limits on Purchases and Sales of Capital Stock by Related Parties

Pursuant to the Colombian Commerce Code, the members of the Bank’s board of directors and certain of the Bank’s principal executive officers may not, directly or indirectly, buy or sell shares of the Bank’s capital stock while they hold their positions, except when dealing with nonspeculative operations and in that case they need to obtain the prior authorization of the board of directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director’s vote) or when deemed relevant by the Board of Directors of the Bank with the authorization of the Shareholders Meeting the affirmative vote of the ordinary majority foreseen in the bylaws, excluding the vote of the petitioner.

No Redemption

Colombian law prohibits Bancolombia from repurchasing shares of its capital stock, including the preferred shares.

Limitations on the Rights to Hold Securities

There are no limitations in the Bank’s by-laws or Colombian law on the rights of Colombian residents or foreign investors to own the shares of the Bank, or on the right to hold or exercise voting rights with respect to those shares.

Restrictions on Change of Control Mergers, Acquisitions or Corporate Restructuring of the Company

Under Colombian law and the Bank’s bylaws, the general shareholders’ meeting has full and exclusive authority to approve any corporate restructuring including, mergers, acquisitions or spin-offs upon authorization by the Colombian Superintendency of Finance.

Ownership Threshold Requiring Public Disclosure

We must disclose to the Superintendency of Finance at the end of each fiscal quarter the names of the shareholders of the Bank’s, indicating at least, the twenty-five shareholders with the highest number of shares.

Colombian securities regulations set forth the obligation to disclose any material event or relevant fact. Any transfer of shares equal or greater than 5% of the Bank’s capital stock or any person acquiring a percentage of shares that would make him the beneficial owner of 5% or more of the Bank’s capital stock, is a material event, and therefore, must be disclosed to the Superintendency of Finance.

Changes in the Capital of the Company

There are no conditions in the Bank’s by-laws governing changes in the Bank’s capital stock that are more stringent than those required under Colombian law.

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

The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 1068 of 2015 and Decree 119 of 2017, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration with the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 1 of 2018 and External Regulating Circular DCIN 83 of 2006, both as amended, of the Board of Directors of the Central Bank.

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

Under Article 18-1 of the Fiscal Statute, modified by the Law 2010 de 2019, dividends are subject to a dividends tax, as follows:

Abroad Capital investment

To determine the income tax with respect to the profits obtained by the foreign capital investments of the portfolio, regardless of the modality or vehicle used to make the investment by the investor, the following rules shall apply:

i.            Dividends from profits that paid the tax in the company, that is, not levied, the rate will be 10%

ii.           For the dividends coming from profits that did NOT paid the tax in the company, that is, levied, the following rule will be followed:

Dividends will be levied at the rate of 25% and the retention rate of 10% will be applied to the remnant.

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

Other Tax Considerations

As of the date of this report, there is not an agreement to avoid double taxation between Colombia and the United States.

United States Federal Income Taxation Considerations

This section describes the material United States federal income tax consequences generally applicable to a U.S. holder (as defined below) of owning preferred shares or ADSs. It applies to you only if you hold your preferred shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	A dealer in securities or currencies,

●	A bank,

●	A trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

●	A tax-exempt organization,

●	A life insurance company,

●	A person that actually or constructively owns 10.00% or more of the combined voting power of the Bank’s voting stock or of the total value of the Bank’s stock,

●	A person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction for United States federal income tax purposes,

●	A person that purchases or sells preferred shares or ADSs as part of a wash sale for United States federal income tax purposes, or

●	A person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of preferred shares or ADSs and you are:

●	A citizen or resident of the United States,
●	A domestic corporation (or an entity treated as a domestic corporation),
●	An estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the preferred shares represented by those ADRs. Exchanges of preferred shares for ADRs, and ADRs for preferred shares generally will not be subject to United States federal income tax.

The tax treatment of your preferred shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of preferred shares or ADSs in your particular circumstances.

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of the Bank’s current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distribution of the Bank’s preferred shares, including the amount of any Colombian tax withheld, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market. Because the preferred shares are not listed on any United States securities market, it is unclear whether dividends we pay with respect to the preferred shares will also be qualified dividend income. If dividends we pay with respect to the Bank’s preferred shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a non-corporate U.S. holder) will be subject to taxation at ordinary income tax rates.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2019. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 2555 de 2010.

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

The relevant risk exposure categories for which VaR is computed by Bancolombia according to the “Chapter XXI, appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk and (v) credit default swaps.

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

The interest rate risk VaR increased from COP 249 billion on December 31, 2018 to COP 359 billion on December 31, 2019, due to the increase in the position in Colombian government’s treasury bonds (TES) in the liquidity portfolio. During the year 2019, the average interest rate risk VaR was COP 325 billion, the maximum value COP 409 billion, and the minimum value COP 243 billion.

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

Currency exposure include positions in trading and banking book. The currency risk VaR increase from COP 910 billion as of December 31, 2018 to COP 1016 billion as of December 31, 2019 due mainly to an increase of 11.79% in the net U.S. dollars position in Colombia. Between December 31, 2018 and December 31, 2019, the average currency risk VaR was COP 874 billion, the maximum value COP 1,056 billion, and the minimum value COP 497 billion. Current currency risk primarly arises from the USD exposure as a result of the investments on Central America affiliates.

The equity risk VaR increased from COP 92 billion as of December 31, 2018 to COP 110 billion as of December 31, 2019 due to the surge in the brokerage firm’s trading position and the increase in the market value of the Bank’s equity positions. The equity risk exposure comes mainly from investment in Proteccion, a pension and severance fund, which represents 39% of the equity risk VaR.

Between December 31, 2018 and December 31, 2019, the average equity VaR was COP 106 billion, the maximum value COP 110 billion, and the minimum value COP 102 billion.

The fund risk, which arises from investment in mutual funds, increased from COP 197 billion as of December 31, 2018 to COP 207 billion as of December 31, 2019. Between December 31, 2018 and December 31, 2019, the average fund risk VaR was COP 204 billion, the maximum value COP 208 billion, and the minimum value COP 196 billion.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk, fund risk and the credit default swaps risk which are calculated as the algebraic sum of the Parent Company and each of its subsidiaries’ exposure to these risks. Currently Bancolombia Group does not present exposure to credit default swaps risk.

The total market risk VaR, rose 17%, going from COP 1,447 billion in December 31, 2018 to COP 1,692 billion as of December 31, 2019, and due mainly to increase in the interest risk and currency risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2018 and December 2019.

	As of December 31,
	2019	2018
	In millions of COP
Interest Rate Risk VaR	359,654	249,070
Currency Risk VaR	1,015,874	909,648
Equity Risk VaR	110,386	91,847
Fund Risk VaR	206,602	196,819
Total VaR	1,692,516	1,447,384

Includes Grupo Agromercantil’s market risk exposure at a 100%

Between December 31, 2018 and December 31, 2019, the average Total VaR was COP 1,509 billion, the maximum value COP 1,712 billion, and the minimum value COP 1,092 billion.

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

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2019 and 2018:

Interest Rate Risk
	As of December 31,
	2019	2018
	In millions of COP
Assets sensitivity 50 bps	377,918	361,427
Liabilities sensitivity 50 bps	200,650	185,477
Net interest income sensitivity 50 bps	177,268	175,950

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (USD) at December 31, 2019 and 2018:

Interest Rate Risk
As of December 31,
	2019	2018
In millions of US dollars
Assets sensitivity 50 bps	USD 35	USD 39
Liabilities sensitivity 50 bps	USD 34	USD 36
Net interest income sensitivity 50 bps	USD 1	USD 3

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

Total Exposure

As of December 31, 2019, the net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 50 basis points was COP 177,269. The change in the net interest income sensitivity between 2019 and 2018 is due to the increase in the sensitivity of floating rate loans due to the surge in IBR indexed loans.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 50 basis points, was USD 1 at December 31, 2019, compared with USD 3 at December 31, 2018. The decrease in net interest income sensitivity due to interest rate risk between 2019 and 2018 occurred due to the reduction in the sensitivity of floating rate loans due the decrease in Libor indexed loans.

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

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in Industrial and financial sectors. The market value of those investments decreased by 76% during the year, going from COP 163 billion as of December 31, 2018 to COP 38 billion as of December 31, 2019 as a result of the sale of Empresa de Energía del Pacífico S.A (EPSA) shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2019	2018
	In millions of COP
Market Value	38,428	163,136
Delta	14.7%	14.7%
Sensitivity	5,649	23,981

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 5 billion in the structural equity investments market value, from COP 38 billion to COP 32 billion.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.	American Depositary Shares

D.3.	Fees and charges applicable to holders of American Depositary Receipts

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following are the fees charged by the depositary:

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

Registration or transfer fees	• Transfer and registration of shares on the Bank’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). • Converting foreign currency to U.S. dollars.
Taxes and other Governmental charges the depositary or the custodian has to pay on any ADSs or share underlying a ADSs, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	• As necessary.

D.4.i.	FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2019 to December 31, 2019, the depositary reimbursed Bancolombia USD 350,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 221 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been any default, arrearage or delinquency neither in the payment of principal, interest, a sinking or purchase fund installment, nor in any payment relating to indebtedness or dividends by the Bank or any of its subsidiaries.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has not been any modification to the rights of security holders and use of proceeds.

ITEM 15	CONTROLS AND PROCEDURES

The Bank carried out an evaluation under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures. As a result, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Bank files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC and to provide reasonable assurance that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

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

The Bank's internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and
●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2019 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LTDA, an independent registered public accounting firm, which report is included on page F-4 of this annual report.

In addition, there were no changes in Bank´s internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonable likely to materially affect the bank´s internal control over financial reporting.

ITEM 16	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Hernando José Gomez Restrepo as the audit committee financial expert in accordance with SEC rules and regulations.

The Bank’s audit committee financial expert, along with the other members of the Bank’s Audit Committee, is considered to be independent according to applicable NYSE criteria.

Mr. Gomez has served as the Bank’s audit committee financial expert since April 2016. There is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Gomez and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and as a member of the Audit Committee. Mr. Gomez is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. The Audit Committee and the financial expert also have an independent advisor, who provides advice on financial reporting and auditing matters. For more information regarding the Bank’s audit committee, see Item 6. “Directors, Senior Management and Employees— C. Board Practices—Audit Committee”.

B.	CORPORATE GOVERNANCE AND CODE OF ETHICS

Bancolombia has adopted a Code of Ethics and a Corporate Governance Code, both of which apply to all employees, including the Bank’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as to the directors of the Bank.

English translations of the Code of Ethics and the Corporate Governance Code are posted at Bancolombia’s website at www.grupobancolombia.com. The Spanish versions of these codes will prevail for all legal purposes.

The Bank also has a phone line called the “ethics line” (“línea ética”) which is available for anonymous reporting of any evidence of improper conduct.

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See Item 16. “G Corporate Governance”.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 16,060 and COP 10,887 million audited by PricewaterhouseCoopers for the years 2019 and 2018, respectively.

Additionally, the amount of fees not billed as of December 31, 2019 and 2018 for the audit of fiscal by PricewaterhouseCoopers is approximately to COP 2,700 and COP 4,900, respectively.

Tax Fees

For the years ended December 31, 2019 and 2018, Bancolombia did not contract professional services related with tax compliance, tax advice or tax planning rendered by PricewaterhouseCoopers.

All Other Fees

In 2019 and 2018, Bancolombia paid no other fees to PricewaterhouseCoopers.

Pre-Approval Policies and Procedures

The Bank’s audit committee´s charters and the Bank’s good Governance Code includes the following pre-approval policies and procedures:

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

During 2019, there were no services approved by the audit committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

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

In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 028 of 2014, issued by the SFC, contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds, and determines that entities under supervision of the SFC, when making investment decisions, must take into account the recommendations established by the “Country Code” (“Código País”) and the corporate governance standards followed by the entities who are beneficiaries of the investment.

Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 2555 of 2010 regulates the information disclosure requirements for the Colombian securities market SIMEV (“Sistema Integral de Información del Mercado de Valores”). Bancolombia’s corporate governance standards comply with these legal requirements and Bancolombia has implemented additional corporate governance measures pursuant to regional recommendations including the OECD White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Corporate Governance Code.

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

●	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. As of December 31, 2019, the Bank’s board of directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. “Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

●	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors, and members of senior management may attend the meetings of the board of directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

●	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee and an Audit Committee, each of which is composed exclusively of directors. For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee, Audit Committee and Risk Committee, see Item 6. “Directors, Senior Management and Employees – C. Board Practices”.

●	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.	MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

See Item 18.

ITEM 18	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-200.

ITEM 19	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on October 30, 2015.(1)
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008.(2)
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of the Bank’s long-term debt and of the Bank’s subsidiaries’ long-term debt.
8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 27, 2020.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 27, 2020.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 27, 2020.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 27, 2020.
15.1	Consent of Deloitte & Touche Ltda.
15.2	Consent of PricewaterhouseCoopers Ltda.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the Bank’s annual report on Form 20-F (File No. 001 – 32535) filed on April 22, 2016.

(2)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A.

/s/ JOSE HUMBERTO ACOSTA MARTIN

Name: Jose Humberto Acosta Martin

Title: Chief Financial Officer

Date: April 27, 2020

CONSOLIDATED FINANCIAL STATEMENTS

2019, 2018 and 2017

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bancolombia S. A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31, 2019 and 2018, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flow for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loans, advances and lease losses

As described in Notes 2 (section D.7.4.5 and E.1), and 6 to the consolidated financial statements, management assesses the adequacy of the allowance for loan losses based on evaluations of the loan portfolio utilizing objective and subjective criteria. As of December 31, 2019, the allowance for loan losses was COP$10,929,395 million on total loans of COP$182,282,743 million. As disclosed by management, expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on the credit behavior and the future cash flows expected from the client.

The principal considerations for our determination that performing procedures relating to the Bank’s allowance for loans, advances and lease losses is a critical audit matter are, (i) there was significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining: probability of default 12 months, probability of default throughout the lifetime of the obligation, loss given default, exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios and for loans individually assessed in Stage 3 analysis of the debt profile of each debtor, the fair value of guarantees granted, information on the credit behavior and the future cash flows expected from the client, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

PricewaterhouseCoopers Ltda., Edificio Forum, Calle 7 Sur No. 42-70, Torre 2, Piso 11, Medellín, Colombia,
Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, www.pwc.com/co

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bancolombia S. A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Bank’s allowance for loans, advances and leasing losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others: testing management’s process for estimating the allowance for loan, advances and lease losses by (i) evaluating the appropriateness of the models utilized for the estimation of the expected loss parameters and the reasonableness of the significant assumptions, such as default 12 months and lifetime, loss given default and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios; (ii) testing the completeness and accuracy of the data used in the estimate and the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s estimation of future cash flows expected from de client and estimation of fair value of guarantees granted estimated by management in the impairment for the credit portfolios. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models utilized by management, methodologies and the reasonableness of the assumptions used in the statistical credit loss estimates.

Goodwill Impairment Assessment

As described in Notes 2 (sections D.13 and E.2) and 9.2 to the consolidated financial statements, the Bank’s consolidated goodwill balance was COP$6,694,354 as of December 31, 2019. The Bank tests goodwill recognized upon business combinations for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of the cash generating units may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount.  Recoverable amount is determined by management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. Determination of recoverable amount requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the appropriate discount rate and growth rate, estimation of the recoverable amount of cash generation units and the valuation of the separable assets of each business whose goodwill is being reviewed.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of all reporting units is a critical audit matter are there was significant judgment by management when developing the recoverable amount measurement of the cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including discount rate and growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Bank’s cash generating units. These procedures also included, among others, testing management’s process for developing the recoverable amount estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the assumptions used by management were reasonable considering: (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Bank’s discounted cash flow model and certain significant assumptions, including the discount rate and growth rate.

/s/PricewaterhouseCoopers Ltda.

Medellín, Colombia

April 27, 2020

We have served as the Company’s auditor since 2018

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

To the Shareholders and the Board of Directors of Bancolombia S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flow of BANCOLOMBIA S.A. and subsidiaries (the “Company”) for the year in the period ended December 31, 2017 and the related notes (collectively referred as to the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year in the period ended December 31, 2017 in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

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

/s/ Deloitte & Touche Ltda.

Medellin, Colombia

April 29, 2018

We began serving as the Company's auditor in 2016. In 2018 we became the predecessor auditor.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2019 and 2018

(Stated in millions of Colombian pesos)

	Note	December 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	4	23,738,042	18,730,810
Financial assets investments	5.1	16,822,754	17,361,475
Derivative financial instruments	5.2	1,902,955	1,843,708
Financial assets investments and derivative financial instruments		18,725,709	19,205,183
Loans and advances to customers and financial institutions		182,282,743	173,819,116
Allowance for loans, advances and lease losses		(10,929,395)	(10,235,831)
Loans and advances to customers and financial institutions, net	6	171,353,348	163,583,285
Assets held for sale and inventories, net	13	518,749	636,028
Investment in associates and joint ventures	8	2,367,757	2,149,579
Investment properties	11	1,992,964	1,732,873
Premises and equipment, net	10	3,827,865	3,368,647
Right of use assets, lease	7.2	1,692,116	-
Goodwill and intangible assets, net	9	7,233,312	7,201,855
Deferred tax, net	12.3.3	401,002	271,177
Other assets, net	14	4,237,249	3,197,045
TOTAL ASSETS		236,088,113	220,076,482
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	157,205,312	142,128,471
Interbank deposits	16	1,363,679	1,374,222
Repurchase agreements and other similar secured borrowing	16	1,313,737	2,315,555
Liabilities relating to assets held for sale	13	-	163,596
Derivative financial instruments	5.2	1,860,812	1,295,070
Borrowings from other financial institutions	17	13,959,343	16,337,964
Debt instruments in issue	18	19,921,515	20,287,233
Lease liabilities	7.2	1,831,585	-
Preferred shares		584,204	583,997
Current tax		195,757	166,472
Deferred tax, net	12.3.3	1,521,958	1,318,295
Employee benefit plans	19	768,947	682,129
Other liabilities	20	6,755,645	6,768,253
TOTAL LIABILITIES		207,282,494	193,421,257
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	23	10,413,092	9,741,774
Retained earnings		4,695,010	3,906,945
Net income attributable to equity holders of the Parent Company		3,117,351	2,658,864
Accumulated other comprehensive income, net of tax		3,320,098	3,202,969
STOCKHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		26,883,919	24,848,920
Non-controlling interest		1,921,700	1,806,305
TOTAL EQUITY		28,805,619	26,655,225
TOTAL LIABILITIES AND EQUITY		236,088,113	220,076,482

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2019, 2018 and 2017

(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2019	2018	2017
Interest on loans and financial leases
Commercial		7,319,318	7,322,453	8,027,598
Consumer		5,273,101	4,220,032	3,822,743
Small business loans		144,585	229,446	237,266
Mortgage		1,972,661	1,881,297	1,831,716
Financial leases		1,918,655	1,913,196	2,064,978
Interest income on loans and financial leases		16,628,320	15,566,424	15,984,301
Interest on debt instruments using the effective interest method	25.1	160,200	129,017	159,890
Total Interest of debt instruments using the effective interest method		16,788,520	15,695,441	16,144,191
Interest income on overnight and market funds		67,724	36,449	26,779
Interest and valuation on financial instruments	25.1	524,440	384,610	525,423
Total interest and valuation on financial instruments		17,380,684	16,116,500	16,696,393
Interest expenses	25.2	(6,179,794)	(5,670,216)	(6,232,986)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		11,200,890	10,446,284	10,463,407
Credit impairment charges on loans, advances and financial leases, net	6	(3,385,181)	(3,851,625)	(3,468,699)
Credit recovery (impairment) for other financial instruments		(25,940)	8,553	7,082
Total credit impairment charges, net		(3,411,121)	(3,843,072)	(3,461,617)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		7,789,769	6,603,212	7,001,790
Fees and commissions income	25.3	4,578,972	3,994,259	3,621,114
Fees and commissions expenses	25.3	(1,553,239)	(1,213,056)	(1,075,115)
Total fees and commissions, net		3,025,733	2,781,203	2,545,999
Other operating income	25.4	1,535,247	1,251,567	1,553,737
Dividends and net income on equity investments	25.5	380,599	294,030	290,642
Recovery (Impairment) charges on cash-generating unit		-	168,756	(173,339)
Total operating income, net		12,731,348	11,098,768	11,218,829
Operating expenses
Salaries and employee benefits	26.1	(3,366,824)	(3,004,054)	(2,792,379)
Other administrative and general expenses	26.2	(3,069,058)	(3,024,769)	(2,977,884)
Wealth tax, contributions and other tax burden	26.2	(757,820)	(692,666)	(727,661)
Impairment, depreciation and amortization	26.3	(824,590)	(493,902)	(479,111)
Other operating expenses		(235,525)	(267,507)	(249,023)
Total operating expenses		(8,253,817)	(7,482,898)	(7,226,058)
Profit before tax		4,477,531	3,615,870	3,992,771
Income tax	12.3.5	(1,262,964)	(829,435)	(1,238,598)
Net income		3,214,567	2,786,435	2,754,173
Net income attributable to equity holders of the Parent Company		3,117,351	2,658,864	2,615,000
Non-controlling interest		97,216	127,571	139,173
Basic and Diluted earnings per share to common shareholders, stated in units of pesos	27	3,301	2,825	2,780
From continuing operations		3,301	2,825	2,780

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2019, 2018 and 2017

(Stated in millions of Colombian pesos)

	Note	2019	2018	2017
Net income		3,214,567	2,786,435	2,754,173
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		(38,451)	37,325	3,753
Income tax	12.2	14,835	(7,663)	(3,725)
Net of tax amount		(23,616)	29,662	28
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Transfer within equity upon merger of equity investments (1)		-	-	(38,420)
Unrealized gain		56,496	23,648	67,515
Income tax	12.2	(12,607)	10,190	9,789
Net of tax amount		43,889	33,838	38,884
Total other comprehensive income that will not be reclassified to net income, net of tax		20,273	63,500	38,912
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
Gain on investments recycled to profit or loss upon disposal		(1,533)	1,965	-
Unrealized gain/(loss)		28,884	(24,286)	-
Changes in loss allowance for credit losses		324	2,444	-
Net of tax amount		27,675	(19,877)	-
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		104,955	1,043,593	412,878
Gain/(loss) on net investment hedge in foreign operations		(60,258)	(584,650)	36,762
Income tax	12.2	20,213	172,870	(6,895)
Net of tax amount		64,910	631,813	442,745
Unrealized gain/(loss) on investments in associates and joint ventures using equity method		8,151	2,581	(11,547)
Income tax	12.2	(32)	(663)	-
Net of tax amount		8,119	1,918	(11,547)
Total comprehensive income that may be reclassified to net income, net of tax		100,704	613,854	431,198
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		120,977	677,354	470,110
Other comprehensive income, attributable to the Non-controlling interest		6,056	25,911	-
Total comprehensive income attributable to:		3,341,600	3,489,700	3,224,283
Equity holders of the Parent Company		3,238,328	3,336,218	3,085,110
Non-controlling interest		103,272	153,482	139,173

(1)	During 2017, the Bank transferred from OCI to retained earnings the amount of COP 38,420 mainly due to the merger between Bolsa de Valores de Colombia BVC and Deceval. The Bank held equity investments of both issuers designated as at FVTOCI.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2019, 2018 and 2017

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
											Attributable
	Share		Appropiated		Equity	Debt instruments					to owners	Non-
	Capital	Additional	Reserves	Translation	Securities	at fair value		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	Paid in capital	(Note 23)	adjustment	through OCI	through OCI	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2019	480,914	4,857,454	9,741,774	2,882,202	392,707	(19,877)	(1,107)	(50,956)	3,906,945	2,658,864	24,848,920	1,806,305	26,655,225
Effect of adoption of new accounting standards (Note 32 Impacts on application of new standards)	-	-	-	-	-	-	-	-	(181,100)	-	(181,100)	(3,148)	(184,248)
Shareholders' equity as of January 1, 2019 (adjusted)	480,914	4,857,454	9,741,774	2,882,202	392,707	(19,877)	(1,107)	(50,956)	3,725,845	2,658,864	24,667,820	1,803,157	26,470,977
Transfer to profit from previous years	-	-	-	-	-	-	-	-	2,658,864	(2,658,864)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2018, at a rate of COP 1,092 per share.	-	-	-	-	-	-	-	-	(992,613)	-	(992,613)	-	(992,613)
Release of reserves by law	-	-	(6,561)	-	-	-	-	-	6,561	-	-	-	-
Other reserves	-	-	677,879	-	-	-	-	-	(694,948)	-	(17,069)	-	(17,069)
Realization of retained earnings	-	-	-	-	(3,848)	-	-	-	3,848	-	-	-	-
Others	-	-	-	-	-	-	-	-	(12,547)	-	(12,547)	-	(12,547)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	15,271	15,271
Net Income	-	-	-	-	-	-	-	-	-	3,117,351	3,117,351	97,216	3,214,567
Other comprehensive income	-	-	-	64,910	43,889	27,675	8,119	(23,616)	-	-	120,977	6,056	127,033
Balance as of December 31, 2019	480,914	4,857,454	10,413,092	2,947,112	432,748	7,798	7,012	(74,572)	4,695,010	3,117,351	26,883,919	1,921,700	28,805,619

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2019, 2018 and 2017

(Stated in millions of Colombian pesos, except per share amounts)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
											Attributable
	Share		Appropiated		Equity	Debt instruments					to owners	Non-
	Capital	Additional	Reserves	Translation	Securities	at fair value		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	Paid in capital	(Note 23)	adjustment	through OCI	through OCI	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2018	480,914	4,857,454	9,045,155	2,250,389	379,513	-	(3,025)	(80,618)	3,568,182	2,615,000	23,112,964	1,316,586	24,429,550
Effect of adoption of new accounting standards (Note 32 Impacts on application of new standards)	-	-	-	-	-	-	-	-	(731,640)	-	(731,640)	(18,141)	(749,781)
Shareholders' equity as of January 1, 2018 (adjusted)	480,914	4,857,454	9,045,155	2,250,389	379,513	-	(3,025)	(80,618)	2,836,542	2,615,000	22,381,324	1,298,445	23,679,769
Transfer to profit from previous years	-	-	-	-	-	-	-	-	2,615,000	(2,615,000)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2017, at a rate of COP 1,020 per share.	-	-	-	-	-	-	-	-	(923,362)	-	(923,362)	-	(923,362)
Legal reserve movements	-	-	579,254	-	-	-	-	-	(579,254)	-	-	-	-
Disposal of debt/equity instruments	-	-	-	-	(20,644)	-	-	-	20,644	-	-	-	-
Subsidiaries’ liquidation	-	-	-	-	-	-	-	-	512	-	512	-	512
Realization of retained earnings	-	-	-	-	-	-	-	-	1,090	-	1,090		1,090
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	354,378	354,378
Other reserves (1)	-	-	117,365	-	-		-	-	(117,365)	-	-	-	-
Changes in shareholdings subsidiaries	-	-	-	-	-	-	-	-	53,138	-	53,138	-	53,138
Net income	-	-	-	-	-	-	-	-	-	2,658,864	2,658,864	127,571	2,786,435
Other comprehensive income	-	-	-	631,813	33,838	(19,877)	1,918	29,662	-	-	677,354	25,911	683,410
Balance as of December 31, 2018	480,914	4,857,454	9,741,774	2,882,202	392,707	(19,877)	(1,107)	(50,956)	3,906,945	2,658,864	24,848,920	1,806,305	26,655,225

(1)	This item corresponds to the dynamic reserves of Banistmo S.A., which correspond to an additional provision recognized on its low credit risk loan portfolio.

The accompanying notes form an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2019, 2018 and 2017

(Stated in millions of Colombian pesos, except per share amounts)

		Attributable to owners of Parent Company
			Accumulated other comprehensive income
					Equity					Attributable
	Share		Appropiated		Securities					To owners	Non-
	Capital	Additional	Reserves	Translation	at fair value		Employee	Retained	Net	Of Parent	Controlling	Total
	(Note 22)	Paid in capital	(Note 23)	adjustment	through OCI	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2017	480,914	4,857,454	7,472,409	1,807,644	340,629	8,522	(80,646)	3,515,329	2,865,328	21,267,583	1,209,397	22,476,980
Transfer to profit from previous years	-	-	-	-	-	-	-	2,865,328	(2,865,328)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2016, at a rate of COP 950 per share.	-	-	-	-	-	-	-	(856,419)	-	(856,419)	-	(856,419)
Legal reserve movements	-	-	1,914,464	-	-	-	-	(1,914,464)	-	-	-	-
Release of reserves by law	-	-	(421,730)	-	-	-	-	-	-	(421,730)	-	(421,730)
Increase of reserves by law	-	-	77,398	-	-	-	-	(77,398)	-	-	-	-
Sale of financial instruments	-	-	-	-	(38,420)	-	-	38,420	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	(31,984)	(31,984)
Other reserves (1)	-	-	2,614	-	-	-	-	(2,614)	-	-	-	-
Net income	-	-	-	-	-	-	-	-	2,615,000	2,615,000	139,173	2,754,173
Other comprehensive income	-	-	-	442,745	77,304	(11,547)	28	-	-	508,530	-	508,530
Balance as of December 31, 2017	480,914	4,857,454	9,045,155	2,250,389	379,513	(3,025)	(80,618)	3,568,182	2,615,000	23,112,964	1,316,586	24,429,550

(1)	This item corresponds mainly to the dynamic reserves of Banistmo S.A., which correspond to an additional provision recognized on its low credit risk loan portfolio.

The accompanying notes form an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2019, 2018 and 2017

(Stated in millions of Colombian pesos)

	2019		2018	2017
Net income	3,214,567		2,786,435	2,754,173
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	677,253		467,777	433,033
Other assets impairment (Reversal)	147,337		(141,011)	219,189
Equity method	(249,231)		(187,814)	(253,602)
Deferred tax expense	215,992		223,544	193,568
Credit impairment charges on loans and advances and financial leases	3,385,181		3,851,625	3,468,699
Credit impairment (recovery) charges on off balance sheet credit and other financial instruments	25,940		(8,553)	(6,854)
Gain on sales on assets held for sale and inventories	(93,548)		(75,976)	(40,600)
Gains on sale of loan portfolio	-		(12,556)	-
Valuation gain on investment securities	(1,113,392)		(630,904)	(736,075)
(Gain) loss upon disposal of investment in subsidiary and associates	(77,916)		510	2,700
Valuation (losses) on derivative financial instruments	285,220		(244,613)	39,750
Wealth tax (1)	-		-	51,220
Income tax	1,046,972		605,891	1,045,030
Other non-cash ítems	70,833		90,251	(16,360)
Net interest	(10,448,526)		(10,371,051)	(9,919,699)
Change in operating assets and liabilities:
Decrease (Increase) in derivative financial instruments	219,259		(132,684)	135,595
(Increase) Decrease in accounts receivable	(185,220)		(423,960)	338,211
Increase in loans and advances to customers	(12,140,001)		(12,952,529)	(11,266,789)
Increase in other assets	(986,022)		(282,703)	(23,083)
Decrease in accounts payable	(977,266)		(273,855)	(629,990)
(Decrease) Increase in other liabilities	41,234		189,868	189,655
Increase in deposits by customers	14,317,297		6,188,577	8,456,681
Decrease in estimated liabilities and provisions	(3,378)		(12,919)	(16,608)
Net changes in investment securities recognized at fair value through profit or loss	2,626,620		615,093	(1,599,641)
Proceeds from sales of assets held for sale	429,906		363,407	331,645
Proceed from sale of loan portfolio	-		511,864	-
Wealth tax paid (1)	-		-	(51,220)
Recovery of charged-off loans	551,650		459,860	410,860
Income tax paid	(251,712)		(167,856)	(199,127)
Dividend received	195,046		124,754	80,651
Interest received	17,387,534		15,585,632	15,347,265
Interest paid	(5,996,017)		(5,103,246)	(5,798,689)
Net cash provided by operating activities	12,315,612		1,042,858	2,939,588
Cash flows from investment activities:
Purchases of debt instruments at amortized cost	(2,800,997)		(2,380,202)	(3,122,872)
Proceeds from maturities of debt instruments at amortized cost	2,405,509		2,214,457	2,167,450
Purchases of debt instruments at fair value through OCI	(5,945,285)		(1,652,050)	-
Proceeds from debt instruments at fair value through OCI	5,426,410		1,525,435	-
Purchases of equity instruments and interests in associates and joint ventures	(40,712)		(289,361)	(305,650)
Proceeds from equity instruments and interests in associates and joint ventures	131,173		29,752	7,479
Restitution of associates' capital contributions	-		-	2,495
Purchases of premises and equipment and investment properties	(1,555,453)		(1,014,093)	(1,132,015)
Proceeds from sales of premises and equipment and investment properties	232,438		311,430	568,744
Net cash inflow (outflow) from sale and liquidation of investments in subsidiaries	70,306	(3)	26	(1,534)	(2)
Purchase of other long-term assets	(114,221)		(127,236)	(92,177)
Net cash (used in) provided by investing activities	(2,190,832)		(1,381,842)	(1,908,080)
Cash flows from financing activities:
(Decrease) Increase in repurchase agreements and other similar secured borrowing	(1,002,196)		(922,840)	1,313,442
Proceeds from borrowings from other financial institutions	11,741,311		15,774,251	12,190,496
Repayment of borrowings from other financial institutions	(14,365,716)		(14,472,128)	(17,042,665)
Payment of lease liability (4)	(124,817)		-	-
Placement of debt instruments in issue (5)	2,084,743		1,150,485	3,013,426
Payment of debt instruments in issue	(2,561,525)		(1,886,850)	(1,969,399)
Dividends paid	(1,032,492)		(735,798)	(1,126,209)
Transactions with non-controlling interests (6)	-		360,169	-
Net cash used in financing activities (7)	(5,260,692)		(732,711)	(3,620,909)
Effect of exchange rate changes on cash and cash equivalents	143,144		1,636,861	294,800
Increase (Decrease) in cash and cash equivalents	4,864,088		(1,071,695)	(2,589,401)
Cash and cash equivalents at beginning of year	18,730,810		18,165,644	20,460,245
Cash and cash equivalents at end of year	23,738,042		18,730,810	18,165,644
(1)	The Bank was required to pay the wealth tax contribution until the tax year of 2017, in accordance with the Law 1739 of 2014. See Note 12 Income Tax.
(2)	Corresponds to the net amount of cash received from the liquidation of Leasing Perú S.A. and Fondo de Inversión en Arrendamiento Operativo - Renting Perú amounting to COP 16,838 and COP 3,757, respectively, and the balance of cash and cash equivalents held by the companies at the transaction date amounting to COP 17,903 and COP 4,226, respectively.
(3)	In March 2019, the Bank’s subsidiaries Renting Colombia S.A.S and Inversiones CFNS S.A.S closed the sale to Arval Relsa of 100% of the shares of Arrendamiento Operativo CIB S.A.C – Renting Peru, a leasing company incorporated and with operations in Peru. Arval Relsa is the joint venture between Arval (subsidiary of BNP Paribas, with more than one million vehicles under operating leases) and Relsa (company with 15 years of experience in the Peruvian market) that seeks to strengthen the car leasing and vehicle fleet management businesses in Peru and Chile. The sale price amounted to USD 21.8 million.
(4)	See Note 32 Impacts on application of new standards.
(5)	For further information see Note 18 Debt instruments in issue.
(6)	In 2018, this item corresponds mainly to the capitalization of Fondo Colombia Inmobiliario.
(7)	For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

During the years ended December 31, 2019, 2018 and 2017, the Group entered into non-cash operating and investing activities related with restructured loans and returned goods that were transferred to assets held for sale and inventories amounting to COP 508,441, COP 521,718 and COP 331,057, respectively which are not reflected in the consolidated statement of cash flows.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company or the Group, is a credit establishment, listed on the Colombia Stock Exchange (BVC) and, as well as on the New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, was originally constituted under the name Colombian Industrial Bank (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

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

The Parent Company and its subsidiaries (on consolidated basis referred to as the “Bank”) include the following operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, Off Shore and Others. The activities carried out by each operating segment of the Bank are described in Note 3 Operating segments.

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

The Bank has 31,075 employees, and operates through 975 offices, 16,740 banking correspondents and 6,169 ATMs.

In March 2019 the subsidiaries Renting Colombia S.A.S and Inversiones CFNS S.A.S, closed the sale to Arval Relsa of 100% of the shares of Arrendamiento Operativo CIB S.A.C. – Renting Perú, an operational leasing company incorporated and with operations in Peru, and then, in July 2019 the Bank’s subsidiaries Fiduciaria Bancolombia and Banca de Inversion Bancolombia, closed the sale to TMF Group Americas B.V. of 100% of the shares of FiduPeru S.A, a trust services company incorporated and with operations in Peru.

The Bank through its subsidiaries has banking, operational and international presence in Puerto Rico, Panama, Guatemala, Cayman, Barbados and El Salvador.

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

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates which, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.

Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Likewise, the carrying value of assets and liabilities recognized as a fair value hedge are adjusted for changes in fair value attributable to the hedged risk.

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

The separate financial statements are those presented by the Parent Company in which the entity elected to account for its investments in joint ventures and associates at cost, and the recognition and measurement of credit risk reserves are accounted for as required by the Superintendency of Finance of Colombia.

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

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of December 31, 2019 and 2018. The Parent Company consolidates the financial results of the entities on which it exerts control.

In accordance with IFRS 10, a subsidiary is an entity controlled by any of the entities that comprise The Bank, as long as the controlling entity has:

•	Power over the investee that give it the ability to direct their relevant activities that significantly affect the investee’s returns.
•	Exposure or rights to variable returns for its involvement with the investee.
•	Ability to use its power over the investee to affect the investor’s returns.

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2019	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2018	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%	100.00%	100.00%
Valores Simesa S.A. (1)	Colombia	Investments	67.11%	67.73%	68.57%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
Pasarela Colombia S.A.S (before BIBA Inmobiliaria S.A.S.)	Colombia	Real estate broker	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia (2)	Colombia	Real estate broker	49.96%	51.29%	63.47%
Fideicomiso "Lote Abelardo Castro"	Colombia	Mercantil trust	66.77%	67.39%	68.23%
Fideicomiso Lote Distrito Vera B1B2 (3)	Colombia	Mercantil trust	66.77%	-	-
Fideicomiso Lote Distrito Vera B3B4 (3)	Colombia	Mercantil trust	66.77%	-	-
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Investments	99.17%	99.16%	99.16%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Financomer S.A.	Panama	Financial services	100.00%	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2019	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2018	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Banistmo Panama Fondo de Inversión S.A. (Before Suvalor Panamá Fondos de Inversión S.A.)	Panama	Holding	100.00%	100.00%	100.00%
Fondo Renta Fija Valor, S.A. (before Suvalor Renta Fija Internacional Largo Plazo S.A.)(4)	Panama	Collective investment fund	-	100.00%	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%	100.00%	100.00%
Suvalor Renta Variable Colombia,S.A. (5)	Panama	Collective investment fund	100.00%	-	-
Banistmo Capital Markets Group Inc. (6)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A. (6)	Panama	Real estate broker	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A. (6)	Panama	Real estate broker	100.00%	100.00%	100.00%
Steens Enterpresies S.A. (6)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A. (6)	Panama	Real estate broker	100.00%	100.00%	100.00%
Van Dyke Overseas Corp. (7)	Panama	Real estate broker	-	-	100.00%
Inmobiliaria Bickford S.A. (7)	Panama	Real estate broker	-	-	100.00%
Williamsburg International Corp. (7)	Panama	Real estate broker	-	-	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	60.00%	60.00%	60.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Investments	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Arrendamiento Operativo CIB S.A.C.(8)	Peru	Operating leasing	-	100.00%	100.00%
FiduPerú S.A. Sociedad Fiduciaria(8)	Peru	Trust	-	98.81%	98.81%
Fondo de Inversión en Arrendamiento Operativo - Renting Perú(7)	Peru	Car Rental	-	-	100.00%
Capital Investments SAFI S.A. (7)	Peru	Trust	-	-	100.00%
Leasing Perú S.A. (7)	Peru	Leasing	-	-	100.00%
Banagrícola Guatemala S.A.(7)	Guatemala	Outsourcing	-	-	99.16%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	60.00%	60.00%	60.00%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance company	59.17%	59.17%	59.17%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2019	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2018	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2017
Financiera Agromercantil S.A.	Guatemala	Financial services	60.00%	60.00%	60.00%
Agrovalores S.A.	Guatemala	Securities brokerage	60.00%	60.00%	60.00%
Tarjeta Agromercantil S.A. (7)	Guatemala	Credit Card	-	-	60.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	60.00%	60.00%	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance company	60.00%	60.00%	60.00%
Asistencia y Ajustes S.A.	Guatemala	Services	60.00%	60.00%	60.00%
Serproba S.A.	Guatemala	Maintenance and remodelling services	60.00%	60.00%	60.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	60.00%	60.00%	60.00%
Conserjeria, Mantenimiento y Mensajería S.A.	Guatemala	Maintenance services	60.00%	60.00%	60.00%
Media Plus S.A. (7)	Guatemala	Advertising and marketing	-	-	60.00%
Mercom Bank Ltd.	Barbados	Banking	60.00%	60.00%	60.00%
New Alma Enterprises Ltd.	Bahamas	Investments	60.00%	60.00%	60.00%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00%	100.00%	100.00%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%	99.16%	99.16%

(1)	The decrease in the shareholding is due to the repurchase outstanding stock carried out by the subsidiary during 2018 and 2019.
(2)	The Bank's shareholding decreased during 2018 and 2019. However, It is defined as a Subsidiary, given the significant control and influence over the PA. Management Board responsible for appointing the management staff and the employees of the PA.
(3)	Investments effected in 2019.
(4)	Investment not consolidated during 2019 because it does not meet control requirements.
(5)	Investment consolidated by Banistmo during 2019.
(6)	Investments in non-operational stage.
(7)	Investment liquidated during 2018.
(8)	Companies sold during 2019. For more information see Note 1. Reporting Entity

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the Parent Company stockholders´ equity and profit or loss. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank’s balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.

There are restrictions on the ability of the Parent Company to obtain distributions of capital, due to the regulatory requirements of its subsidiaries in Panama. Banistmo and Bancolombia Panama have net assets before intercompany eliminations amounting to COP 9,487,725 and COP 8,186,449 as of December 31, 2019 and 2018, respectively.

The loans and financial leases granted by those subsidiaries are subject to prudential regulation in Panama issued by the Panamanian Superintendency of Banks including a requirement to maintain minimum reserves as a countercyclical capital buffer. For the years ended as of December 31, 2019 and 2018, the reserves recognized amounted to COP 684,698 and COP 670,169. These requirements restrict the ability of the aforementioned subsidiaries to make remittances of dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

2.	Transactions between entities under common control

Combination of entities under common control, i.e. transactions in which all the combining entities are under the control of the Bank both before and after the combination, and that control is not transitory, are outside the scope of the IFRS 3- Business combinations. Currently, there is no specific guidance for these transactions under IFRS, therefore, as permitted by IAS 8, the Bank has developed an accounting policy considering the pronouncements of other standard-setting bodies. The assets and liabilities recognized as a result of transactions between entities under common control are recognized at the carrying value of the acquirer’s financial statements. The Bank presents the net assets received prospectively from the date of the transfer.

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

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and it is included in the carrying amount of the investment and it is not amortized. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment a single asset in accordance with IAS 36 Impairment of Assets Impairment losses are recognized in net income and are calculated as the difference between the recoverable amount of the associate or joint venture, using the higher of its value in use and its fair value less costs of disposal, and its carrying value.

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

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the consolidated statement of comprehensive income as “Unrealized gain/ (loss) on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the consolidated statement of income as “Dividends received and share of profits of equity method investees”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank´s consolidated financial statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost.

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

For further information please see Note 8 Investments in associates and joint ventures.

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

The Bank consolidates the following funds:

Name	Country	% of ownership interest held by the Bank, 2019	% of ownership interest held by the Bank, 2018	% of ownership interest held by the Bank, 2017	Assets managed
					December 31, 2019	December 31, 2018
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	49.96%	51.29%	63.47%	3,751,981	3,205,133
Fideicomiso “Lote Abelardo Castro”	Colombia	66.77%	67.39%	68.23%	12,900	11,616
Fideicomiso Lote Distrito Vera B1B2	Colombia	66.77%	-	-	63,010	-
Fideicomiso Lote Distrito Vera B3B4	Colombia	66.77%	-	-	60,684	-
Banistmo Panama Fondo de Inversión S.A. (Before Suvalor Panamá Fondos de Inversión S.A.)	Panamá	100.00%	100.00%	100.00%	246	244

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

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank’s equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. The amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The option for recognition is made on an investment by investment basis.

Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.

6.1.	Significant non-controlling interest

FCP Fondo Inmobiliario Colombia

As of December 31, 2019, and 2018, the portion of non-controlling interest in the FCP Fondo Inmobiliario Colombia was 50.04% and 48.71%, respectively, which is considered as a significant non-controlling interest for the Bank and its subsidiaries. The principal place of business of FCP Fondo Inmobiliario Colombia is Bogotá (Colombia).

As of December 31, 2019, and 2018, there were no dividends declared by this subsidiary. In contrast, there were returns paid in quarterly installments due to the nature of its business, which mainly comprises long- term investment in real state which is considered a low-risk portfolio.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2019, 2018 and 2017, related to the FCP Fondo Inmobiliario Colombia:

	As of December 31, 2019	As of December 31, 2018
	In millions of COP
Assets	3,751,981	3,205,133
Liabilities	1,254,123	963,841
Net assets	2,497,858	2,241,292
	Year-Ended 2019	Year-Ended 2018	Year-Ended 2017
	In millions of COP
Condensed statement of income
Income
Valuation of investment properties	77,527	70,933	81,816
Valuation of trust rights	52,215	29,161	53,143
Rents	161,263	147,324	135,135
Profits of equity method investees	138,100	96,201	144,146
Other income	2,034	6,940	4,493
Total Income	431,139	350,559	418,733
Expenses
Interest on loans	(73,088)	(67,593)	(68,900)
Trust fees	(999)	(554)	(322)
Other expenses	(169,375)	(121,162)	(86,270)
Total Expenses	(243,462)	(189,309)	(155,492)
Net Income	187,677	161,250	263,241
Condensed cash flow
Net cash used in operating activities	(258)	(351)	(394)
Net cash provided by financing activities	257	334	409
Cash and cash equivalents at beginning of year	1	18	3
Cash and cash equivalents at end of year	-	1	18

The information above are the amounts before inter-company eliminations.

As of December 31, 2019, 2018 and 2017, the profit allocated to non-controlling interest amounted to COP 93,946, COP 78,570 and COP 96,179, respectively.

As of December 31, 2019, 2018 and 2017, the accumulated non-controlling interest of the FCP Fondo Inmobiliario Colombia amounted to COP 1,250,131, COP 1,091,802 and COP 602,548, respectively.

Grupo Agromercantil Holding S.A.

As of December 31, 2019, the portion of ownership in Grupo Agromercantil Holding by the non-controlling interest was 40.00%, which is considered as a significant non-controlling interest for the Bank and its subsidiaries. Guatemala is the principal place of business of GAH and its subsidiaries.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2019, 2018 and 2017 of GAH:

	As of December 31, 2019	As of December 31, 2018
In millions of COP
Assets	14,333,631	13,556,250
Liabilities	13,093,981	12,209,984
Equity	1,239,650	1,346,266
	Year-Ended 2019	Year-Ended 2018	Year-Ended 2017
In millions of COP
Condensed statement of income
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off-balance sheet credit instruments	218,536	388,932	389,463
Total fees and commission, net	132,845	111,932	101,565
Other operating income	68,288	52,286	54,246
Dividends received and equity method	668	579	608
Total operating income, net	420,337	553,729	545,882
Operating expenses	(478,133)	(458,277)	(445,038)
Income tax	19,367	(15,910)	(21,546)
Net income	(38,429)	79,542	79,298
Condensed cash flow
Net cash used in operating activities	(62,327)	(66,235)	192,850
Net cash provided by investing activities	273,604	244,949	(1,427)
Net cash (used in) financing activities	(26,926)	(2,983)	(87,103)
Cash and cash equivalents at beginning of year	1,513,295	1,324,893	1,098,861
Cash and cash equivalents at end of year	1,697,646	1,500,624	1,203,181
Other comprehensive income
Investments at fair value through OCI	(3,362)	(6,598)	2,241
Translation adjustment	9,281	43,803	15,758
Others	(8,093)	(3,922)	(3,042)
Total other comprehensive income	(2,174)	33,283	14,957

For the year 2019, 2018 and 2017, the dividends received from Grupo Agromercantil amounted to COP 31,936, COP 50,341 and COP 39,482, respectively.

D.	Significant Accounting Policies

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Functional and presentation currency

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

Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in Statement of other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

3.	Foreign subsidiaries

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Bank´s presentation currency is translated into the presentation currency as follows:

•         Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position.

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

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2019	December 31, 2018	December 31, 2017
Year end exchange rate	3,277.14	3,249.75	2,984.00
Average rate for the period ended at	3,282.39	2,956.55	2,951.21

4.	Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at banks and central bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4 Cash and cash equivalents.

5.	Security deposits

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

Goodwill is measured as the excess of the sum of the consideration transferred, the value of any non-controlled interest and, when applicable, the fair value of any previous equity interest in the acquired entity, over the net fair value of the acquired assets, liabilities or contingent liabilities assumed at the date of acquisition.

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

For business combinations achieved in stages, any previous equity interest held by the Bank in the acquiree is remeasured at its fair value at the date of acquisition and any resulting gain (or loss) is reported in the consolidated statement of income or other comprehensive income, as appropriate. Amounts related to such investments previously recognized in other comprehensive income that must be recycled through net income are reclassified to the consolidated statement of income, as if such investment had been sold. When the associate had other comprehensive income, which was not reclassified to profit or loss, the amounts were reclassified within equity to retained earnings once the investment was sold.

When the Bank enters into an option contract to acquire totally or partially the amount of shares in a subsidiary held by non-controlling interest, that entitles the non-controlling interest to sell its interest in the subsidiary to the Bank (put option), the Bank analyzes whether the ownership risks and rewards remain with the non-controlling interest or have been transferred to the Bank. The non-controlling interest is recognized to the extent the risks and rewards of ownership of those shares remain with them. Irrespective of whether the non-controlling interest is recognized, a financial liability is recorded for the present value of the redemption amount. Subsequent changes to the liability are recognized in net income. The Bank will reclassify the liability to equity if the put option expires unexercised.

7.	Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

7.1.	Recognition of financial assets and liabilities

Financial assets and liabilities are recognized in the statement of financial position when the Bank becomes party of the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. The Bank uses settlement date accounting for regular way contracts when recording financial asset transactions.

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

To determine fair value, characteristics of the asset or liability are taken into account in the same way that market participants would use when pricing the asset or liability at the measurement date; the following items are taken into consideration to assess the estimates:

•	Based on quoted prices (unadjusted) in active markets for identical assets or liabilities to which the Bank can access at the measurement date (level 1).

•	Based on inputs of valuation methodologies commonly used by the market participants, these inputs are other than quoted prices that are observable for the assets or liabilities, either directly or indirectly; considering inputs as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities like interest rates and yield curves observable at commonly quoted intervals, implied volatilities and credit spreads, and market-corroborated inputs (level 2).

•	Based on internal valuation techniques of discounted cash flow and other valuation methodologies, where one or more inputs are unobservable and therefore estimated by the Bank for the assets or liabilities, in the absence of observable inputs (level 3).

The accounting judgments used in determining fair value relate to matters such as liquidity risk, credit risk and volatility. The changes in estimates related to these factors could affect the recognized fair value of the financial instruments.

In Note 30 Fair Value of assets and liabilities an analysis is provided of the fair values of financial instruments and non-financial assets and liabilities, including further details about the measurement of fair value, hierarchy levels and transfers between levels, if any.

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

7.4.1 Money market operations

Interbank assets and interbank deposits

These are funds that the Bank lends to other financial institutions or borrows from the Central Bank and other financial institutions. The transactions in an asset position with maturity of up to ninety days are classified as cash equivalents. The operations in an asset position with maturity greater than ninety days and all the operations in a liability position are measured at amortized cost and presented as “Other assets, net” or “interbank deposits”, respectively.

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

7.4.2 Debt and equity securities

Securities at amortized cost

Debt securities are classified at amortized cost only if the asset is maintained within a business model whose objective is to hold it in order to collect contractual cash flows and the contractual terms of the security give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The subsequent measurement of its interest income is recognized using the effective interest rate method.

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

Changes in fair value of the investment are recognized in other comprehensive income, except for impairment gains or losses, interest income and foreign exchange gains or losses which are recognized in profit or loss. When the financial asset is written off, the accumulated gain or loss previously recognized in other comprehensive income is reclassified from equity to the statement of income. Interest income from these financial assets is recognized in the statement of income as ‘Interest and valuation on financial instruments’ using the effective interest rate method.

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

7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”

7.4.5.1 Impairment of loans

Applied from January 1, 2018 onwards:

At the end of each period, The Bank assesses the impairment model based on the expected loss of a financial asset or a group of them measured at amortized cost, or at fair value through other comprehensive income, where the impairment loss will be measured from “day 1” after its initial recognition. The model is structured in three phases in which the financial asset can be categorized, from its initial recognition, considering the degree of credit risk and the circumstances that have produced a significant increase in it.

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

Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss resulting at default, and exposure at default with the inclusion of the prospective criterion. The individual analysis methodology is applied to significant exposures and includes the evaluation of weighted loss scenarios, taking into account the macroeconomic expectations and the particular conditions of each debtor for the future generation of the cash flow.

Significant Increase in Risk

To establish whether an asset presents a significant increase in risk since the initial recognition, the Bank performs an evaluation of quantitative and qualitative factors and reviews for each portfolio the rebuttable presumption of more than 30 days of default. The way in which the Bank determines whether the credit risk of financial instruments has increased significantly since the initial recognition is as follows:

Quantitative Criteria

Lifetime PD assessment: the Bank has defined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. In order to measure this difference, two thresholds are defined:

▪	Absolute Threshold: is the absolute difference between the value of the residual lifetime PD at the initial recognition and the current lifetime PD. This threshold determines the value from which a positive absolute variation identifies an increase in the risk of the instrument.
▪	Relative Threshold: it is a percentage variation between the value of the residual lifetime PD at the initial recognition and the current lifetime PD. This threshold determines the value from which a positive percentage variation identifies an increase in the risk of the instrument.

In case the comparison of PDs produces the surpassing of one threshold but not of the other, it is not considered that there is a significant increase in the risk for the instrument.

If the instrument does not exceed the threshold, other qualitative criteria are evaluated, which can identify a significant increase credit risk even when the obligation is very close to expiration, this criteria are the following:

Qualitative Criteria

▪	The assets restructured by risk, where clients experience financial difficulties are classified in Stage 2 and provisioned by lifetime expected credit loss until the instrument is canceled, or cured, or it is transferred to Stage 3 because it fulfills the definition of default. The following table shows the cure period for each portfolio and country for the assets restructured by risk:

Country	Portfolio	Months
Colombia	SME Commercial	36
	Corporate	-
	Mortgage	34
	Consumer	22
Panamá	Consumer	19
	Mortgage	14
El Salvador	Commercial	18
	Consumer	18
	Mortgage	34

▪	Clients on the watch list with medium risk level.
▪	The Bank additionally reviews each semester if there are collective criteria for the migration of a group of clients to stage 2, for example, if a significant change has occurred from the origin in a specific product or geographic region or the occurrence of industry events, regulatory, market or any other that is considered a significant event with impact on the generation of future cash flow of the customer's operation.

Refutable presumption of more than 30 days of default

The Bank has reviewed for each portfolio the presumption of a significant increase in 30 days of default, and finds historical evidence that there is a relationship between this presumption and default, except for Banistmo's mortgage portfolio, where the Bank has refuted the presumption of the rule. The basis for refuting this presumption is that there is reasonable and sustainable information that shows that when the contractual payments are more than 30 days past due, this does not represent a significant increase in the credit risk of a financial instrument, the main causes are:

▪	Banistmo has a percentage of the mortgage portfolio that remains in the delinquency range of 31-60 for operational issues due to the collection of checks (which generate a high operational burden), so that the payment usual practice culture exceeds 30 days, in accordance with IFRS 9.B5.5.20, when a non-payment is an administrative oversight, instead of a financial difficulty of the borrower it is possible to refute this presumption.

▪	There is no relationship between mortgages whose payments are past due for more than 30 days and the default, since only 19.5% arriving at default.

In accordance with the previous paragraph, the significant increase in credit risk for Banistmo's mortgage portfolio is defined at 60 days past due.

The following table show the participation for each of the stages. The distribution of stage 2 loans are detailed according to the reasons that represent the significant increase in credit risk.

Portfolio	Stage 1	Stage 2					Stage 3
		Threshold	Watch List	Restructured	More Than 30 Days*	Total
Commercial	87.40%	26.77%	66.46%	3.76%	3.02%	4.84%	7.70%
Consumer	90.25%	57.62%	0.59%	18.36%	23.43%	5.05%	4.70%
Mortgage	89.86%	71.10%	0.03%	6.75%	22.12%	5.94%	4.21%
Total Portfolio	88.37%	40.93%	41.00%	7.42%	10.66%	5.04%	6.55%

*The significant increase in credit risk for Banistmo's mortgage portfolio is 60 days past due.

Definition of Default

To establish whether an asset is default, the Bank performs an assessment of quantitative and qualitative factors and reviews for each portfolio the rebuttable presumption of more than 90 days of default.

The way in which the Bank determines if there is a breach is the following:

Quantitative criteria:

▪	Clients who present at least one written off loan.
▪	Clients who present 90 or more days past due.

Qualitative Criteria:

▪	Clients in special states of restructuring or business reorganization and insolvency agreements.
▪	Clients on the observation list with high risk level.
▪	The Bank additionally aligns all the products of the same modality of the client to stage 3 when one of its obligations is in default.

Refutable presumption of more than 90 days of default

The Bank has reviewed for each portfolio the presumption of default in 90 days of default, and finds historical evidence of high probability of loss in the 90 days, except for Banistmo's mortgage portfolio, where the Bank has refuted the presumption of norm, given that there is historical evidence that the default occurs at 180 days through the analysis of transition matrices, therefore the default for this portfolio is given at 180 days of default.

Measurement of expected credit losses by Collective methodology:

The Quantification of the expected credit losses collectively is done according to: the classification of the stages, the homogeneous groups defined in each type of portfolio and the client’s risk level.

The segmentation of homogeneous groups is carried out by type of client, for individuals it is grouped by product and for companies by industry segments defined from the sales level of the client.

Similarly, the risk level is assigned by type of client, for individuals the risk is measured using a behavioral scoring model for consumer products and a behavioral scoring for housing products, the function of these models is to rank the clients according to risk and thus have a better follow-up with them, the scoring is fed by historical behavior and management variables for each one of the products. In 2019, a new rating system for consumer portfolio in Colombia and Panama was implemented, using Random Forest methodology, these are mathematical models which allows to use a greater number of variables related to the client, and have more precise rating consistent with the level of risk. These methodologies have a fundamental role in the evaluation and monitoring of credit risk.

For companies, the level of risk is measured based on an internal rating model, which uses qualitative and quantitative variables as financial indicators of the client and then ranks client on a scale between 8 and 19 levels. Each country’s rating procedures, in addition to factors of the local market and the knowledge of the client in the market, beyond their financial figures, are involved in this process. In 2019, a new rating model for SME portfolio in Colombia was implemented, using a Random Forest methodology, these are mathematical models which allows to use a greater number of variables related to the client, and have more precise rating consistent with the level of risk. These methodologies have a fundamental role in the evaluation and monitoring of credit risk.

For further details please see Note 31 Risk Management, section: Description of Loans and Financial Leases.

To estimate the expected credit losses (ECL) under the collective methodology the following formula is used:

ECL = Probability of Default * Loss Given Default * Esposure At Default

The factors are estimated using statistical models developed from internal historical information of the entity and then adjusted with forward-looking information as described below:

•	Probability of Default (PD). Estimated probability of occurrence of a default of an instrument. IFRS 9 proposes the specification of this parameter and its application according to the classification of Stages 1, 2 and 3.

o	PD 12 months: Is the estimated probability of occurrence of a default in the next 12 months of the instrument’s life as of the date of analysis. The Bank, according to the standard, defines its use for current portfolio that do not present a significant increase in risk or any evidence of impairment, that is, a portfolio classified in Stage 1. To estimate the probability of default for 12 months, The Bank uses traditional techniques such as logistic regression, modeling the behavior of the portfolio by level of risk for each of the segments.

o	Lifetime PD: It is the estimated probability of occurrence of a default over the remaining life of an instrument, being dependent on the conditions of the product and the level of risk. The Bank defines its use for the portfolio with a significant increase in credit risk, that is, classified in Stage 2. The Bank estimates this factor using survival models which propose a statistical analysis to quantify the survival rate of a portfolio for a given period. One of the advantages of the model is the inclusion of censored data within the analysis, that is, those instruments that leave the portfolio during the observation period for various reasons (cancellations, sales, etc.).

o	PD Stage 3: The customers evaluated by the collective methodology in Stage 3 have an associated probability of default of 100%.

•	Loss Given Default (LGD) The severity or Loss Given Default is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is = 1- Recovery Percentage, where the recovery percentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, historical discounts to market/book values due to forced sales, the use of appraisals to determine the value of the collateral and time to repossession and recovery costs observed.

•	Exposure at default: It is the exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), this is based on the contractual repayments owed by the borrower over a 12month or lifetime basis.

For revolving products and those with an available quota that is likely to be used in its entirety, the Exposure At Default (EAD) estimate considers the use of the CCF (risk conversion factor), in order to find a relationship corresponding to the used and unused component of the instrument.

To estimate the expected credit losses (ECL) of guarantees and loan commitments it's considered a component of probability of becoming loan.

In order to estimate the expected credit loss life time, the exposed balance is projected annually, taking into account the discount of contractual payments agreed with the client for each year. The discount of the flows is made at the effective interest rate or an approximation of it.

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

Thematic Perspective: in the first instance, a series of external variables are defined, which are those whose values are established at a global level and in whose definition the idiosyncratic dynamics of the analyzed country have no incidence. As these are issues whose detailed study is beyond the scope of this team, the estimates made by external analysts are taken as reference.

Analytical Perspective: it consists in the compilation of the historical information for the most important economic and financial variables of the country. The information bases are compiled from official sources, which mostly correspond to official authorities, such as the Superintendency or Central Bank of each country. The Bank estimates forecasts based on time series models widely used in econometrics.

As a result, projections are obtained for the economic variables of interest, which are formulated monthly in a time horizon that includes the current year and five subsequent years, after five years, given the technical difficulties and the high uncertainty, the projection of the economic variables for the total remaining useful life of each instrument corresponds to the value of the last projection.

The Bank considers that keeping the projection of the fifth year onwards is the best estimate given that the average of the economic cycle is approximately between 4 and 4.5 years.(referenced by the area of economic research of the Group Bancolombia, taken from the history between 1906 and 2018) 5 years of projection is enough to collect its dynamics, where last year already has the tendency to equilibrium level, which means that at longer horizons can not be justified a different behavior than the stationary situation.

Economic Scenario Weightings

To incorporate not only a perspective, but also to recognize the uncertainty surrounding the short and medium-term economic context that the country will experience, the projection work incorporates three scenarios: base, optimistic and pessimistic.

It is intended that each one of them is based on reasonable expectations and that each has a relevant level of probability associated with it. In other words, we seek to formulate possible, not extreme, scenarios. The projections of the base scenario correspond to the average estimate of the analysts, while for the pessimistic scenario the observation of the 20th percentile is taken and for the optimistic scenario the 80th percentile.

The base scenario corresponds to the one with the highest probability of occurrence and comes directly from the results of the projection models developed for each indicator. This scenario has a weighting of 60%. On the other hand, both the optimistic and the pessimistic scenarios are determined based on the values of the base scenario adjusted according to the standard error of the projections, and each scenario has a weighting of 20%.

The following table sets forth the main macroeconomic variables that are used to incorporate the prospective information and its projections:

Scenarios Macroeconomic Projections Colombia
Base Scenario
Year	GDP growth	Inflation	Repurchase agreements rate	Unemployment	Current Account Balance	Fiscal Balance
2017	1.44%	4.09%	4.75%	10.62%	-3.35%	-3.66%
2018	2.44%	3.18%	4.25%	10.77%	-3.94%	-3.10%
2019	3.11%	3.90%	4.25%	11.16%	-4.40%	-2.46%
2020	3.27%	3.50%	4.50%	10.80%	-4.50%	-2.57%
2021	3.27%	3.62%	4.75%	10.95%	-4.40%	-2.46%
2022	3.43%	3.08%	4.75%	10.77%	-4.20%	-2.26%
2023	3.49%	3.23%	4.50%	10.73%	-4.05%	-2.05%
2024	3.51%	3.47%	4.50%	10.57%	-3.95%	-2.15%

Optimistic Scenario
Year	GDP growth	Inflation	Repurchase agreements rate	Unemployment	Current Account Balance	Fiscal Balance
2017	1.44%	4.09%	4.75%	10.62%	-3.35%	-3.66%
2018	2.44%	3.18%	4.25%	10.77%	-3.94%	-3.10%
2019	3.28%	3.50%	4.25%	11.06%	-4.10%	-2.20%
2020	3.58%	2.60%	3.50%	10.53%	-4.10%	-2.26%
2021	3.57%	2.40%	3.00%	10.58%	-4.00%	-1.85%
2022	3.73%	1.90%	3.00%	10.26%	-3.85%	-1.64%
2023	3.79%	2.00%	3.25%	10.10%	-3.70%	-1.54%
2024	3.87%	2.30%	3.50%	9.79%	-3.40%	-1.44%

Pessimistic Scenario
Year	GDP growth	Inflation	Repurchase agreements rate	Unemployment	Current Account Balance	Fiscal Balance
2017	1.44%	4.09%	4.75%	10.62%	-3.35%	-3.66%
2018	2.44%	3.18%	4.25%	10.77%	-3.94%	-3.10%
2019	3.00%	4.20%	4.50%	11.29%	-4.82%	-2.98%
2020	2.89%	4.30%	5.25%	11.01%	-5.00%	-3.18%
2021	2.95%	4.80%	5.50%	11.31%	-4.90%	-3.49%
2022	3.10%	4.30%	5.50%	11.26%	-4.90%	-3.59%
2023	3.14%	4.40%	5.50%	11.37%	-4.70%	-3.59%
2024	3.14%	4.70%	5.75%	11.38%	-4.50%	-3.49%

Scenarios Macroeconomic Projections Panama
Base Scenario
Year	GDP growth	Inflation	Unemployment	Current Account Balance	Fiscal Balance
2017	5.33%	0.48%	5.85%	-6.01%	-1.90%
2018	3.68%	0.16%	5.90%	-10.48%	-2.06%
2019	3.33%	-0.52%	6.75%	-9.02%	-3.69%
2020	4.19%	0.70%	5.91%	-8.25%	-2.50%
2021	4.56%	1.75%	5.01%	-6.50%	-2.03%
2022	5.09%	2.24%	4.24%	-5.94%	-1.90%
2023	5.00%	2.40%	3.59%	-5.94%	-1.90%
2024	5.00%	2.43%	3.03%	-5.94%	-1.90%

Optimistic Scenario
Year	GDP growth	Inflation	Unemployment	Current Account Balance	Fiscal Balance
2017	5.33%	0.48%	5.85%	-6.01%	-1.90%
2018	3.68%	0.16%	5.90%	-10.48%	-2.06%
2019	3.42%	-0.13%	6.75%	-8.47%	-3.49%
2020	4.40%	1.04%	5.32%	-7.01%	-2.25%
2021	4.78%	2.63%	4.50%	-5.53%	-1.62%
2022	5.60%	2.64%	3.81%	-4.75%	-1.52%
2023	5.50%	2.84%	3.23%	-4.75%	-1.33%
2024	5.50%	2.87%	2.73%	-4.75%	-1.33%

Pessimistic Scenario
Year	GDP growth	Inflation	Unemployment	Current Account Balance	Fiscal Balance
2017	5.33%	0.48%	5.85%	-6.01%	-1.90%
2018	3.68%	0.16%	5.90%	-10.48%	-2.06%
2019	3.23%	-0.79%	6.75%	-9.57%	-3.88%
2020	3.99%	0.49%	6.50%	-9.48%	-2.75%
2021	4.33%	1.23%	5.51%	-8.45%	-2.27%
2022	4.58%	1.57%	4.66%	-7.72%	-2.13%
2023	4.50%	1.68%	3.94%	-7.72%	-2.19%
2024	4.50%	1.70%	3.34%	-7.72%	-2.19%

Scenarios Macroeconomic Projections El Salvador
Base Scenario
Year	GDP growth	Inflation	Current Account Balance	Fiscal Balance
2017	2.26%	2.04%	-1.81%	-2.41%
2018	2.54%	0.40%	-4.75%	-2.46%
2019	2.17%	-0.20%	-2.68%	-1.50%
2020	2.38%	0.85%	-3.02%	-3.00%
2021	2.38%	1.24%	-3.07%	-2.67%
2022	2.38%	1.50%	-3.08%	-2.46%
2023	2.38%	1.50%	-3.08%	-2.38%
2024	2.38%	1.50%	-3.08%	-2.38%

Optimistic Scenario
Year	GDP growth	Inflation	Current Account Balance	Fiscal Balance
2017	2.26%	2.04%	-1.81%	-2.41%
2018	2.54%	0.40%	-4.75%	-2.46%
2019	2.34%	-0.05%	-2.35%	-1.28%
2020	2.74%	1.27%	-2.41%	-2.55%
2021	2.74%	1.86%	-2.46%	-2.27%
2022	2.74%	1.77%	-2.46%	-2.09%
2023	2.74%	1.77%	-2.46%	-2.02%
2024	2.74%	1.77%	-2.46%	-2.02%

Pessimistic Scenario
Year	GDP growth	Inflation	Current Account Balance	Fiscal Balance
2017	2.27%	2.04%	-1.81%	-2.41%
2018	2.53%	0.40%	-4,75%	-2.46%
2019	1.94%	-0.30%	-3.01%	-1.73%
2020	1.90%	0.59%	-3.62%	-3.45%
2021	1.90%	0.87%	-3.69%	-3.07%
2022	1.90%	1.05%	-3.69%	-2.83%
2023	1.90%	1.05%	-3.69%	-2.73%
2024	1.90%	1.05%	-3.70%	-2.73%

Scenarios Macroeconomic Projections Guatemala
Base Scenario
Year	GDP growth	Inflation	Repurchase agreements rate	Current Account Balance	Fiscal Balance
2017	2.76%	5.68%	2.75%	0.23%	-1.21%
2018	3.13%	2.31%	2.75%	0.17%	-1.65%
2019	3.51%	3.00%	2.75%	0.36%	-1.96%
2020	3.50%	3.33%	3.00%	0.33%	-1.93%
2021	3.61%	3.50%	3.00%	0.32%	-1.90%
2022	3.63%	4.00%	3.25%	0.24%	-1.90%
2023	3.61%	4.00%	3.50%	0.21%	-1.91%
2024	3.61%	4.00%	3.50%	0.23%	-1.86%

Optimistic Scenario
Year	GDP growth	Inflation	Repurchase agreements rate	Current Account Balance	Fiscal Balance
2017	2.76%	5.68%	2.75%	0.23%	-1.21%
2018	3.13%	2.31%	2.75%	0.17%	-1.65%
2019	3.69%	3.36%	3.00%	0.43%	-1.81%
2020	3.85%	3.73%	3.25%	0.50%	-1.64%
2021	3.97%	3.92%	3.25%	0.48%	-1.62%
2022	4.00%	4.48%	3.50%	0.36%	-1.62%
2023	3.97%	4.48%	3.75%	0.40%	-1.63%
2024	3.97%	4.48%	3.75%	0.40%	-1.58%

Pessimistic Scenario
Year	GDP growth	Inflation	Repurchase agreements rate	Current Account Balance	Fiscal Balance
2017	2.76%	5.68%	2.75%	0.23%	-1.21%
2018	3.13%	2.31%	2.75%	0.17%	-1.65%
2019	3.33%	2.55%	2.50%	0.30%	-2.11%
2020	3.15%	2.83%	2.75%	0.17%	-2.21%
2021	3.25%	2.98%	2.75%	0.16%	-2.19%
2022	3.27%	3.40%	3.00%	0.10%	-2.19%
2023	3.24%	3.40%	3.25%	0.00%	-2.20%
2024	3.25%	3.40%	3.25%	0.00%	-2.14%

Special methodologies applied in Stage 3

Collateral Methodology

For defaulted loans (stage 3) when it is determined that the fundamental source of collection of the loan is a guarantee, the amount of the loss is estimated as the balance owed less the weighted net present value of the market value of the collateral, estimated through appraisals with an age no longer than one year, less the costs of obtaining and selling the collateral, and affected by several macroeconomic scenarios with an expected probability of occurrence that result in a weighted expected loss.

Individual Methodology:

The Bank will individually evaluate defaulted loans (stage 3) more than COP 15,000 (US 5 for foreign subsidiaries), analyzing the debt profile of each debtor, the guarantees granted and information on the credit behavior of the client and of the sector. Significant financial assets are considered in default when, based on current or past information and events, it is probable that the entity will not be able to recover all the amounts described in the original contract, including the interest and commissions agreed to in the contract. When a significant financial asset has been identified as being in default, the amount of the loss is measured as the balance due minus the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence.

Customers classified as individual NPV will be evaluated at least twice a year and additionally each time a relevant event occurs that is reflected in significant changes in their level of risk and that leads to a change in the scenarios previously analyzed, the relevant events can be:

▪	Significant changes in the value of the guarantee
▪	Expected or adverse changes in the business
▪	Potentially significant regulatory changes for the business
▪	Changes they make in their commercial and operational dynamics
▪	Significant amount payments made by the client.

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

Approach via Cash Flow: It refers to an analysis under the premise of "GOING CONCERN", that is, it is considered that the payment of the obligation will be made through the client's cash flow. The expected NPV calculation with a cash flow approach includes:

•	Financial projections of the client.
•	Debt Simulator.
•	Expected NPV calculation.

Approach via Guarantee Recovery: It refers to the "GONE CONCERN", it is considered that the payment of the obligation will be given through the execution of guarantees, liquidation of assets, the execution of personal guarantees / Guarantees and adjudication of assets through judicial processes. The calculation of the NPV with guarantee approach should include:

•	Analysis of the guarantee.
•	Future value of the guarantee.
•	Calculation of NPV.

Future cash flows are estimated based on two scenarios (base and alternative) that can be affected by the aforementioned variables.

Accounting policy applied until December 31, 2017 (IAS 39, 2011):

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

7.4.5.2 Investment Impairment:

Applied from January 1, 2018 onwards:

Investments are classified in stages according to the risk level (rating) as follows:

Stage 1:

▪	Investments rated at investment grade.
▪	Investments rated at speculative grade if:
•	The current external rating is maintained or improved against the rating granted on the date of purchase.
•	If there is a deterioration of the rating by fewer notches than those that determine a significant increase in risk.

Stage 2:

▪	Investments that pass from an investment grade rating to speculative level.
▪	If there is a deterioration of rating in the notches that determine a significant increase in risk.

Stage 3:

▪	Investments that are classified as default.

Significant Increase in Risk

Investments classified in stage 2, include those instruments that meet the corporate definition of a significant increase in risk. To establish whether a security has a significant increase in risk since the initial recognition, an assessment of the deterioration of the rating as of the current date is made against the rating granted at the time of purchase, according to the original classification there may be an increase with 1, 2 or 3 notches as shown in the following table:

ORIGINAL EXTERNAL RATING	SIGNIFICANT INCREASE IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch

Measurement of expected losses:

[Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)

▪	All instruments classified in Stage 1 will be assigned a default probability for 12 months.

▪	All instruments classified in Stage 2 will be assigned a probability of default for the life of the instrument.

▪	All instruments classified in Stage 3 will be assigned a default probability of 100%.

To estimate the impairment of the instruments if the issue has an external rating, provision is made with the PD (Probability of default) of the external rating agency, if it does not have an external rating, it is provided with the internal rating model and the default probability of the portfolio.

In all cases, the LGD (Loss given default) is the parameter calculated by Moody´s for the non-secured bonds.

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

A loan that is renegotiated is derecognized if the existing agreement is cancelled and a new agreement made on substantially different terms or if the terms of an existing agreement are modified such that the renegotiated loan is a substantially different instrument. Where such loans are derecognized, the renegotiated contract is a new loan and impairment is assessed in accordance with the Bank accounting policy. Where such loans are not derecognized, impairment continues to be assessed for significant increases in credit risk compared to the credit risk rating at the time the loan was originated.

If as a result of restructuring, the financial asset is derecognized, costs and fees are recognized in net income, as well the difference between the value in the balance sheet and the consideration received. In the case in which the modified financial asset is not derecognized, the costs and fees are deferred and will be amortized by the remaining life of the modified asset. The amount of the modified asset is recalculated, and the effect of the modification is recognized in profit or loss.

Before the commencement of the restructuring process, the Bank should perform an analysis of the debtor’s projected cash flow in order to evaluate the capacity to pay the proposed plan. Restructuring loans are classified as follows:

Private Agreement

These are restructuring based on agreement with the client resulting from negotiations between the two parties, without any legal special scheme adopted by the debtor.

Regulated by the law agreements

These are restructurings that result from legal bankruptcy and insolvency procedures or corporate restructuring agreements entered into by the client.

7.4.7 Leasing

7.4.7.1 The Bank as lessee

Application since January 1, 2019:

On entering a new lease contract, the Bank recognizes a right of use asset and a liability. Both the right-of-use asset and the lease liability are measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. Additionally, the right-of-use asset includes 1) the amount of the initial measurement of the lease liability; 2) lease payments made or cost incurred by the lessee at or before the commencement date, less any lease incentives received 3) costs to be incurred in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required.

Subsequently, the Bank measures the right of use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. The Bank measures the lease liability by increasing the carrying amount to reflect interest on the lease liability; reducing the carrying amount to reflect the lease payments made; and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability for each period.

The Bank does not recognize right of use assets and lease liabilities for 1) leases for a period of less than 12 months that do not contain a purchase option; and 2) leases in which the underlying asset is of low value. The lease payments related to these exemptions are recognized as an expense in the Consolidated Statement of Operations on a straight-line basis over the lease term.

Accounting policy applied until December 31, 2018:

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

The payments for operating leases are recognized on a straight-line basis over the term of the lease as expenses in the statement of income during the lease term. Lease incentives received are recognized as an integral part of the total lease expenses over the term of the lease.

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

Among the risks transferred are the possibilities of losses through underutilization, technological obsolescence, decrease in profitability or changes in the economic environment. Among the benefits derived from the use are the expectation of profit over the economic life of the asset and eventually, the appreciation of the changes of its residual value or realization of the asset.

The following are indications of transfer of risk and rewards of ownership to the lessee:

•	The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset upon termination of the lease.
•	The term of the lease covers most of the economic life of the asset even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e. when the minimum lease term represents 75% or more of the economic life of the leased asset.
•	At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
•	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

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

Both financial guarantee contracts and loan commitments are initially recognized as liabilities at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Subsequently, liabilities are measured at the higher of the provision amount measured according to IFRS 9 Financial instruments and the amount initially recognized, less the accumulated amortization recognized according IFRS 15 - Revenue from contracts with customers.

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

Debt exchange

The Bank assesses whether the instruments subject to exchange are substantially different from each other, considering qualitative aspects such as currencies, terms, rates, conditions of subordination, regulatory framework, among others; and quantitative aspects, including whether the present value of discounted cash flows under the conditions of the new instruments (including any commission paid net of any commission received) and using the original effective interest rate to calculate the discount, is at least 10 percent different from the discounted present value of the cash flows that still remain of the original financial liability.

When it is determined that the instruments subject to debt exchange are not substantially different, the transaction is recognized as a debt modification. In this case, the amortized cost of the modified liability is adjusted to the present value of the estimated contractual cash flows which are discounted at the original effective interest rate of the financial instrument and a gain or loss is recognized immediately in profit or loss. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability; its subsequent measurement continues at amortized cost. In debt exchanges where the new instrument is considered substantially different, the liability is derecognized with charged to the income statement, and a new financial liability arises.

7.6.1 Written-Off loan portfolio

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

Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation and the probable recovery percentage given the existence or lack of collateral. When default conditions are present, it is initially necessary to evaluate whether the collateral that support the loan generate a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the financial statements.

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

The Bank carries out derivative transactions to facilitate the business of clients related to the management of their market and credit risk; managing the exposure in its own position to changes in interest rates and risks in exchange rates; or to obtain benefits from changes in valuations experienced by these instruments in the market. Derivatives are recognized and measured at fair value through profit or loss, unless such derivatives are designated as hedging instruments in cash flow hedges or as a hedge of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

7.7.1 Hedge accounting

Accounting policy applied from January 01, 2019:

Fair value hedges are used by the Bank, through its Panamanian subsidiary, Banistmo, to protect against changes in the fair value of investment securities that are attributable to interest rate variability. Cash flow hedges are used mainly to reduce the variability in cash flows of deposits issued by the Parent Company and the changes in fair value of the Parent’s investment portfolio caused by interest rate changes. The Bank applied the hedge accounting provisions required by IFRS 9 prospectively and assessed that all qualifying criteria under IFRS 9 were met at the date when it ceased to apply hedge requirements of IAS 39. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.

The Bank assesses at the inception of the hedge and on a monthly basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):

•	Economic relationship between the hedging instrument and the hedged item.
•	The effect of credit risk does not predominate over the value of the economic relationship.
•	Designated hedge ratio is consistent with risk management strategy.

The Bank discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for the hedge effectiveness requirements or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective. When hedge accounting for a fair value hedge is terminated the previous adjustments related to the changes in fair value of the hedged item are subsequently recorded in the consolidated statement of income in the same manner as other components of the carrying amount of that asset. When hedge accounting for a cash flow hedge is terminated the accumulated gains and losses recorded in equity will be reclassified to the Statement of Income in the same period or periods during which the hedged expected future cash flows are realized.

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

Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recognized in the statement of income as interest and valuation on financial instruments. The change in fair value of the hedged item attributable to the hedged risk is included as part of the carrying value of the hedged item, and it is also recognized in the aforementioned item of statement of income.

For fair value hedges that are related to items accounted for at amortized cost, the adjustments to the carrying value are amortized through the statement of income during the remaining term until their expiry.

The amortization of the effective interest rate shall begin as long as there is an adjustment to the carrying value of the hedged item and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment is based on a recalculated effective interest rate at the date amortization begins. If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the statement of income. If the hedge instrument expires or it is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the Bank discontinues prospectively the hedge accounting. For the items hedged at amortized cost, the difference between the carrying value of the item hedged at the termination of the hedge and the nominal value are amortized using the effective rate method during the time beyond the original terms of the hedge. If the hedged item is derecognized, the remaining value to amortize is recognized immediately in the statement of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.

Cash flow hedges are used mainly to manage the exposure to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on statement of financial position or to a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the statement of income.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if the hedging designation no longer meets the criteria provided for the hedge effectiveness requirements after any subsequent rebalancing adjustment, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the result.

The Bank ceases hedge accounting when the hedging relationship ceases to meet the objective of managing the hedged risk when the hedging instrument expires or is sold, terminated, or exercised, or when no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized in other comprehensive income when the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

–         Hedges of a net investment in a foreign operation: In accordance with IFRS 9 ‘Financial instruments’ and IFRIC 16 ‘Hedges of a net investment in a foreign operation’, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from currency translation of financial statements and goodwill of its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the Parent Company. The hedge accounting requires that the Bank accounts for the gain or loss derived from the foreign exchange differences related to the debt securities that is determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 as detailed in 2. Transactions and balances in foreign currency.

Accounting policy applied until December 31, 2018:

The Bank assesses at the inception of the hedge and on a monthly basis during the life of the instrument, whether the hedge used in the transaction is expected to be highly effective (prospective effectiveness) and considers the actual effectiveness of the hedge on an ongoing basis (retrospective effectiveness). The Bank discontinues the hedge accounting when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or if hedge designation is revoked. When hedge accounting for a fair value hedge is terminated the previous adjustments related to the changes in fair value of the hedged item are subsequently recorded in the consolidated statement of income in the same manner as other components of the carrying amount of that asset.

8. Premises and equipment

Premises and equipment include tangible items that are held for use, for rental to others, or for administrative purposes and are expected to be used for more than one period.

Items of premises and equipment are expressed at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method, in order to derecognize the depreciable amount of promises and equipment over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value. The estimated useful lives for each asset group are:

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

In a similar way, when indications exist that the value of an asset has been recovered, reversal of an impairment loss is recognized immediately in the statement of income and consequently the future charges for the asset’s depreciation are adjusted. In any case, the reversal of the impairment loss of assets cannot increase it carrying value above the amount that it would have if impairment losses in previous periods had not been recognized.

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

The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the statement of income as “Other operating expenses”.

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

The useful lives of intangible assets are determined as finite or indefinite. The intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are accounted for when changing the period or amortization method, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the statement of income. The useful lives of the intangible assets with finite life ranges between 1 and 10 years.

The Bank assesses annually its intangible assets with finite life in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses.

Intangible assets with indefinite useful lives are not subject to amortization but are periodically tested in order to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being supportable. In the event that the assessment was not valid, the change from indefinite useful life to finite useful life is recognized prospectively.

The gain or loss that arises when an intangible asset is derecognized are measured as the difference between the disposal value and the carrying value of the asset and is recognized in the statement of income.

The Bank’s intangible assets comprise mainly intangibles of finite useful life: licenses, software and computer applications, client relationships and the legal stability agreement signed with the Ministry of Finance and Public Credit (See Note 9 Goodwill and intangible assets, net), customer relationships and patents. Intangibles of indefinite useful life include Goodwill.

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

Costs are capitalized during the application development stage and amortized on a straight-line basis from the beginning of the production stage over the period of expected future economic benefits. During the development period, the asset is subjected to impairment testing at least annually to determine if impairment indications exists. The research and development costs that do not qualify for capitalization are recorded as expenses in the statement of income of the period (see “Recovery (Impairment) charges on cash-generating unit”).

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

The Bank must review the NRV of its inventories, at least annually or whenever necessary if indicated by market conditions. Any write-down adjustment must be recognized directly in the statement of income.

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

The Bank performs the measurement of the assets held for sale at the statement of financial position date. However, these assets are evaluated quarterly if impairment indicators exist that imply review of the carrying value recorded in the accounts. If those indications are identified, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset as ‘Impairment, depreciation and amortization’ in the statement of income.

Gains and losses in the sale of premises and equipment are recognized in the consolidated statement of income as “other operating income” or “other operating expenses”. A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

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

13. Impairment of non-financial assets and cash-generating units and goodwill

The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually.

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

Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of arising events that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable" and a completely impairment is carried out.

15. Employee benefits

15.1 Short term benefits

The Bank grants to its employee´s short-term benefits such as bonuses, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate.

15.2 Other long-term employee benefits

The Bank grants to its employee’s seniority bonuses as long-term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. These benefits are projected up to the date of payment and are discounted through the Projected Unit Credit method. The cost of long-term employee benefits is allocated across the period from the time the employee was hired the Bank and the expected date of obtaining the benefit.

15.3 Pensions and other post-employment benefits

−         Defined contribution plans

The Bank pays contribution monthly to pension funds, due to legal requirements and it will have no legal obligation to pay further contributions.

The Bank recognizes contributions in the statement of income, once the contribution is accrued. Any contributions unpaid at the statement of financial position date are included as a liability.

−         Defined benefit plans

They are post-employment benefit plans in which the Bank has the legal or constructive obligation to take responsibility for the payments of benefits that have agreed, for example severance obligation, retirement pension premium plan and senior management pension plan premium and pension plan. The Bank makes an actuarial valuation on the basis of the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country, related to the characteristics and the benefit flows weighted average, to discount such obligation.

16. Provisions, contingent liabilities and contingent assets

Provisions are recorded when the Bank has a present obligation (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by the management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, which for Colombia is the interest rate on treasury bonds (TES)1. The corresponding expense of any provision is recorded in the statement of income, as a provision, net of all expected reimbursement. The increase of the provision due to the time value of money is recognized as a financial expense.

The amounts recognized in the statement of financial position, correspond mainly to:

−         Provisions for loan commitments and financial guarantee contracts; and

−         Provisions for legal proceedings, classified as probable to be decided against the Bank.

Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, or present obligations that arise from past events but are not recognized because they are not probable, that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the financial statement but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, are not recognized in the financial statement; instead these are disclosed as contingent assets where an inflow of economic benefits is probable. When the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.

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

18. Revenue recognition

Accounting policy applied from January 01, 2018

Bank recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled in exchange for such assets or services. The recognition and measurement of interest income and dividend income from debt and equity instruments not within the scope of IFRS 15. Instead, they are within the scope of IFRS 9.

The Bank evaluates the contracts and commitments established with customers, identifying compliance with the five steps established in IFRS 15 as follows:

1.	Identifying the contract: the parties' rights, payment conditions, evaluation of the commercial basis and characteristics of the compensations are identified, and the Bank evaluates if there are modifications or combinations that apply.

2.	Identifying performance obligations: The Bank evaluates the commitments included in the entity's contracts to identify when the customer makes use of the service and whether the obligations are identifiable separately.

3.	Determining the transaction price: The characteristics of the amounts for which the agreed services were exchanged are reviewed in the Bank's contracts, to estimate the effect of the variable consideration in kind, or others payable to the customer.

4.	Allocating the transaction price to performance obligations: In the evaluation of prices to the Bank's contracts, these are designated individually to the services provided by the Bank, even in the products where there are commitments packaged.

5.	Satisfaction of performance obligations: The obligations established in contracts with customers are satisfied when the control of the service is transferred to the customer and the recognition is performed as established in IFRS 15 over time or at a point in time.

The Bank satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a)	The Bank's performance does not create an asset with an alternative use for the entity, and it has an enforceable right to receive payment for the performance completed to date.

b)	The Bank's performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and consumes the benefits provided by the Bank’s performance as the Bank performs.

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

Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when the Bank is an agent. The Bank recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts and after eliminating inter-group sales. The Bank evaluates its revenue categories will based on specific criteria in order to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is probable that economic benefits will flow to the Bank and it is possible to reliably measure the related revenues and costs.

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

Income from fees obtained from the services that are provided during a certain period of time:

These payments include income from commissions and asset management, custody and other administration and advisory commissions. In loan commitments when it is not possible to demonstrate the probability that a loan will be used, the opening fees of the loan are recognized in income statement during the commitment period on a straight-line basis.

Income from the provision services:

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

19. Income tax

The Bank recognizes, when appropriate, deferred tax assets and liabilities by estimating the future tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate that, in accordance with the valid tax laws in each country where the Bank has operations, must be applied in the year in which the deferred tax assets and liabilities are expected to be realized or settled. The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.

Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of each of the countries where The Bank has operations.

Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized except when the Bank is able to control the period in which the deductible temporary difference is reverted, and it is likely that the temporary difference will not be reverted in the foreseeable future.

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

The deferred tax expense is recognized in the statement of income under the heading Income Tax, except when referring to amounts directly recognized in the OCI (Other Comprehensive Income).

Regulatory changes in tax laws and in tax rates are recognized in the statement of income under the heading Income Tax in the period when such rule becomes enforceable. Interest and fines are recognized in the consolidated income statement under the other administrative and general expenses.

The Bank periodically assesses the tax positions adopted in tax returns and according to the results of the tax audits conducted by the tax authorities determines possible tax outcomes provided it has a present obligation and it is more likely than not that the Bank will have to dispose of the economic resources to cancel the obligation, and the Bank can reliable estimate of the amount of the obligation. The recorded sums are based on the estimated fair amount that is expected to cover the amount expected to be paid in the future.

Revisions of tax returns must be documented, as well as any uncertain tax positions that are taken in them.

Transfer pricing policy

The Bank has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The above taking into account the regulation for the Matrix provided for in the Organic Statute of the Financial System (article 119 numeral 4) which in relation to the autonomy of the subsidiaries states that: "The activity of the subsidiaries of entities subject to the control and supervision of the Colombian Superintendency of Finance must be carried out in conditions of independence and administrative autonomy, so that they have sufficient capacity of own decision to carry out the operations that constitute their object”.

The Bank recognizes operations with economic links applying the Arm's Length Principle. These operations are documented and reported to the tax administration.

20. Operating segments

Operating segments are defined as components of the Bank that are engaged in business activities from which they may earn revenues and incur expenses, for which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The Bank manages and measures the performance of its operations through the operating segments using the same accounting policies described in the summary of significant accounting policies described in Note 3 Operating segments.

21. Earnings per share

The basic earnings per share are calculated by dividing net income attributable to the ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period.

To calculate diluted earnings per share, the net income attributable to ordinary equity holders, and the weighted average number of outstanding shares is adjusted by the dilutive effects inherent to potential ordinary shares. Currently, the Bank does not have any dilutive instruments as to be considered in the diluted earnings per share due to the fact that the Bank’s shares are anti-dilutive.

22. Paid-in capital

Corresponds to the amount paid by the shareholders in excess of the nominal value of the share.

E.	Use of estimates and judgments

The preparation of consolidated financial statements requires the Bank's management make judgments, estimates and assumptions that affect the application of accounting policies and the recognized amounts of assets, liabilities, income and expenses.

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

Some relevant assumptions must be made to operate the mathematical models behind the expected credit loss assessment. Assumptions such as the time past due payments to consider a client to have a significant risk increase or to be in default are leveraged from historical data and then reviewed by expert panels. Other assumptions such as the future economic conditions, the conformation of plausible future economic scenarios and the likelihood of those scenarios have a high impact on lifetime default probability models. These scenarios are determined and leveraged by the Direction of Economic Research, which operates independently of the Bank’s risk management division.

The main factors considered in collective estimations of credit losses are the definition of significant increase in credit risk, definition of default, collateral values, loan maturity and macroeconomic forecast of variables such as unemployment, GDP, interest rates, among others. It is also important to consider and any other variable that could influence a client´s willingness to pay.

In addition, individual credit losses models consider assumptions on how the financial performance and future cash flow of a client could be affected the client´s expected future operational and commercial activity, if generate sufficient cash to pay debt obligations and trends and regulatory changes in the economic sector in which the client operates, changes in the collateral value, as well as other internal or external factors.

Given the inherent uncertainties and the high level of subjectivity involved in the assessment of three following factors, it is possible that the outcomes in the next financial year could differ from the expectations on which management’s estimates are based:

o	Exposure at default: It is understood as the exposed balance of assets to the current capital balance, interest and receivable accounts. In the case of products whose nature is revolving and that have an available quota that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter includes an estimation of the use of those products after the client’s default.
o	Probability of default (PD): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of twelve months. This is linked to the rating/scoring of each debtor/operation.
o	Loss given default (LGD): This is defined as the economic impairment in which the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation.

Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank’s Risk vice-presidency on a regular basis, using robust validation procedures in order to assure a reasonable coverage of effective losses.

This process enables management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations.

Internal controls, data governance standards and approval processes have been implemented by the Bank to make estimations more accurate.

For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.

2. Impairment testing of CGU including goodwill:

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 9 Goodwill and intangible assets, net for further information related to carrying amount, valuation methodologies, key assumptions and the allocation of goodwill.

3. Deferred tax:

Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the valid tax rules applicable in each country where the Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions.

Accordingly, the determination of the deferred tax is considered a critical accounting policy.

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 12 Income tax.

4. Provisions and contingent liabilities:

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory, arbitration proceedings, tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned are recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities are critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and it is carrying amounts. See Note 21 Provisions and contingent liabilities.

5. Fair value of financial assets and liabilities:

Financial assets and liabilities recorded at fair value on the Bank’s statement of financial position include debt, equity securities and derivatives classified at fair value through profit or loss, debt classified at fair value through other comprehensive income and equity securities which the Bank has made an irrevocable election to present changes in its fair value in other comprehensive income.

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

For further details, as carrying amount and sensitivity disclosures, please see Note 30 Fair value of assets and liabilities.

6. Measurement of Employee benefits:

The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the financial statements, among others, due to changes in economic and demographic assumptions and significant events. For further information, see Note 19 Employee benefit plans.

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

8. Leases

Application since January 1, 2019:

The measurement of the right of use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease was defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. For the Bank’s case, it was not possible to determine or obtain an interest rate implicit in the lease; therefore, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leases. The Bank performs analyses taking in account the currency, lease term, economic environment and class of underlying assets as to determinate the weighted average lessee’s incremental borrowing rate.

9. Uncertainty over Income Tax Treatments

In the process of determining the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could arise from those made by the entity. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country, at any time the tax authority could have different criteria from the Bank. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability bank´s accounting, in accordance with the requirements of IAS 12.

The Management and its advisors consider that their actions taken about the estimates and judgments made in each fiscal period correspond to those indicated by the current tax regulations, therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 12 Income tax.

F.	Recently issued accounting pronouncements

a)	Accounting Pronouncements Applicable in 2019

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

Lessees must also adjust the lease liability from the occurrence of certain events (for example, a change in the term of the lease, a change in the assessment of an option to purchase the underlying asset, a change in the amounts expected to be payable under a residual value guarantee or a change in future lease payments as a result of a change in the rate or rate used to determine such lease payments).

The lessee will generally recognize the amount of the adjustment to the lease liability as an adjustment to the right-to-use asset.

The standard includes two recognition exemptions for lessees: leasing of low-value assets (for example, personal computers) and short-term leases (that is, leases with a term of less than 12 month and leases that do not contain a purchase option). The accounting of the lessor under IFRS 16 does not have substantial modifications with respect to that made under the requirements of IAS 17. The lessors will continue to classify all their leases using the same classification principles of IAS 17, between financial and operating leases.

For further information about the adoption of IFRS 16 and the impacts recognized in the Bank´s financial statements, please see Note 32. Impacts on application of new standards.

IFRS 9, Financial Instruments: In July 2014 the IASB issued the final version of IFRS 9 that completed the replacement project of IAS 39 –Financial instruments: Classification and measurement mainly introducing new criteria for classification and subsequent measurement of financial assets and liabilities, impairment requirements related to expected loss accounting and hedge accounting. The effective application of the final version of this IFRS will be from January 1, 2018, except for hedge accounting which has been adopted by the Bank since January 1, 2019.

Hedge accounting: These requirements align hedge accounting more closely with risk management, establishing a more principle-based approach to hedge accounting and addressing inconsistencies and weaknesses in the hedge accounting model in IAS 39. Entities have been provided with an accounting policy option between applying the hedge accounting requirements of IFRS 9 or continuing with the application of the existing hedge accounting requirements of IAS 39 for all hedge accounting, as the project on macro hedge accounting has not yet been completed.

For further information about the impact of transition to IFRS 9, 2014 version in the Bank´s financial statements, please see Note 32 Impacts on application of new standards.

Annual improvements to IFRS Cycle 2015-2017

•	Amendments to IFRS 3 Business combination: The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.

•	Amendments to IFRS 11 Joint Arrangements: The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

•	Amendments to IAS 12 Income taxes: The amendments to IAS 12 clarify the recognition of the tax effects for dividends as defined in IFRS 9, when a liability is recognized for payment of the dividend. The tax effects of dividends are linked more directly to past transactions or events that generate distributable profits than to distributions to owners. Therefore, an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

•	Amendments to IAS 23 Borrowing Costs: The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings. During 2019, no impact was recognized in the Bank's financial statements as a result of this amendments. An entity shall apply those amendments for annual reporting periods beginning on or after January 01, 2019.

IFRIC 23 uncertainty over income tax treatments: This interpretation has the object of reducing the diversity there is in the recognition and calculation of a tax liability or an asset when there is uncertainty about tax treatment.

According to IASB, this interpretation applies to all accounting aspects of the income tax when there is uncertainty regarding the treatment of an element, including the tax gain or loss, the assets and liabilities tax bases, tax loss and credit and tax rates. This interpretation is mandatory for the annual periods beginning on or after January 1, 2019.

The Bank shall reflect the effect of an uncertain tax position about the income tax, when it will be concludes that it is unlikely that the tax authority will accept an uncertain tax treatment and, therefore, it will likely pay amounts relating to the uncertain tax treatment.

In the determination of the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could be taken. As of result of the complexity of the tax system, the continuous modifications to fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country in some issues such as deductible expenses such as provisions, depreciation, amortization and expenses in general or in untaxed income that at any time could the tax authority have different interpretation from that of the Bank; However, the Bank and its advisors consider that their actions judgments and estimates made in each fiscal period correspond to those indicated by the tax regulations in force and, therefore, they have not considered it necessary to recognize any additional provision to those indicated in Note 21 Provisions and contingent liabilities to the financial statements.

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

From Management’s point of view the amendments eliminates ambiguity in the wording of the standard IAS 28, and applying IFRS 9 to other financial instruments held by the Bank and its subsidiaries at the beginning of this annual reporting period, that, in substance, form part of the Bank’s net investment in its associates or joint ventures, no impacts were identified to be recognized in the opening retained earnings.

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

The amendments to this accounting standard implied an adjustment to the deferred tax calculated as of December 31, 2018, when the accounting basis of the liability (asset) was modified using updated actuarial assumptions to determine the cost of services for the current period and the net interest, for the rest of the annual period. The amendment is effective for annual periods beginning on or after January 1, 2019.

b)	Recently Issued Accounting Pronouncements Applicable in Future Periods

Conceptual Framework: The IASB issued the Conceptual Framework in March 2018, effective for annual periods beginning on or after January 01, 2020. It sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards.

The Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

Management evaluated the impact of the changes that the amendment of Conceptual Framework would have on the Bank and its financial statements and disclosures, and no impact is expected.

Annual improvements to IFRS Cycle 2018-2020

During 2019, the following amendments have been evaluated by the Bank. Their impacts and the implementation dates will be decided after exposure by IASB:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards: The Board proposes to require a subsidiary that elects to apply paragraph D16(a) of IFRS 1 First-time Adoption of International Financial Reporting Standards to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRSs.

This proposed amendment would also apply to an associate or joint venture that elects to apply paragraph D16 (a) of IFRS 1.

•	IFRS 9 Financial Instruments: In determining whether to derecognize a financial liability that has been modified or exchanged, an entity assesses whether the terms are substantially different. The Board proposes to clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

•	Illustrative Examples accompanying IFRS 16 Leases: The Board proposes to amend Illustrative Example 13 accompanying IFRS 16 Leases to remove the illustration of payments from the lessor relating to leasehold improvements. The proposed amendment would remove potential for confusion regarding the treatment of lease incentives applying IFRS 16.

Amendments to IAS 1 Presentation of Financial Statements: On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the amendments) to clarify the requirements for classifying liabilities as current or non-current. More specifically:

- The amendments specify that the conditions which exist at the end of the reporting period of an obligation are those which will be used to determine if a right to defer settlement of a liability exists.

- Management expectations about events after the balance sheet date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant

- The amendments clarify the situations that are considered settlement of a liability.

Currently, IAS 1 requires a company to classify a liability as current unless, among other things, the company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments clarify that the classification of liabilities as current or noncurrent is solely based on the entity’s right to defer settlement at the end of the reporting period. The entity’s right to defer settlement for at least for 12 months from the reporting date must not be unconditional but must have substance. The classification is not affected by management’s intentions or expectations about whether the entity will exercise its right.

The amendments to IAS 1 are required to be applied for annual periods beginning on or after 1 January 2022. The amendments must be applied retrospectively in accordance with IAS 8. Early application is permitted.

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

This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals, small and medium size enterprises (SMEs) and big size enterprises, the Bank´s retail sales force targets the clients classified as: Personal, plus and Entrepreneurs.

The Bank´s corporate and government sales force targets and specializes in companies with more than COP 100,000 million in revenue in twelve economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Consumer goods, Financial Services, Health, Education, Construction, Government, Infrastructure, Real state, and Natural Resources

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

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

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A.. Banking Guatemala also includes operations of the following subsidiaries: Mercom Bank Ltd., Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Agencia de Seguros y Fianzas Agromercantil S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A. and New Alma Enterprises LTD.

This segment is also responsible for the management of Banco Agromercantil’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

•	Trust

This segment provides trust and asset management services to clients in Colombia through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria. As of December 31, 2018, this segment includes FiduPerú S.A. Sociedad Fiduciaria’s results. This entity was sold in July 2019. For further information, see Note 1 Reporting Entity.

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

This segment provides a complete line of offshore banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

•	All other segments

This segment provides financial and operating leases activities, including cross-border and international leasing services to clients in Colombia, Central America and Mexico. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S. and Transportempo S.A.S. This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., Pasarela Colombia S.A.S. (before BIBA Inmobiliaria S.A.S,), Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others. As of December 31, 2018, this segment includes Arrendamiento Operativo CIB S.A.C – Renting Perú’s results. This entity was sold in March 2019. For further information, see Note 1 Reporting Entity.

According to the quantitative threshold test required by IFRS 8 Operating Segments, the revenue reported by “all other segments” is less than 10 per cent of the combined revenue of all operating segments and its assets represent less than 10 per cent of all operating segments combined assets of the Bank.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2019
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
	In millions of COP
Total interest and valuation	12,970,741	1,876,925	1,094,422	977,980	152	8	5,018	614,073	12,160	17,551,479	(170,795)	17,380,684
Interest income on loans and financial leases	12,592,221	1,654,600	1,052,680	905,016	132	-	96	411,504	11,804	16,628,053	267	16,628,320
Total debt investments	716,032	172,610	40,915	73,152	20	8	14,757	24,682	9	1,042,185	-	1,042,185
Derivatives	(172,399)	1,625	-	-	-	-	(10,416)	169,483	-	(11,707)	(171,062)	(182,769)
Total liquidity operations	(165,113)	48,090	827	(188)	-	-	581	8,404	347	(107,052)	-	(107,052)
Interest expenses	(4,408,233)	(720,587)	(295,433)	(388,571)	(138)	(4)	(26)	(304,519)	(62,283)	(6,179,794)	-	(6,179,794)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,562,508	1,156,338	798,989	589,409	14	4	4,992	309,554	(50,123)	11,371,685	(170,795)	11,200,890
Total credit impairment charges, net	(2,564,417)	(408,132)	(83,110)	(333,699)	(716)	(251)	(4,363)	19,169	(6,943)	(3,382,462)	(28,659)	(3,411,121)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,998,091	748,206	715,879	255,710	(702)	(247)	629	328,723	(57,066)	7,989,223	(199,454)	7,789,769
Revenues (Expenses) from transactions with other operating segments of the Bank	(19,212)	(36,107)	(2,154)	(36,255)	(25,529)	31,585	62,628	167,419	(142,375)	-	-	-
Fees and commission income (1)	3,269,747	350,055	268,309	170,854	349,438	30,829	113,364	25,800	588	4,578,984	(12)	4,578,972
Fees and commission expenses	(1,297,186)	(143,616)	(60,673)	(38,006)	(2,942)	(154)	(3,229)	(3,922)	(3,511)	(1,553,239)	-	(1,553,239)
Total fees and commission income, net	1,972,561	206,439	207,636	132,848	346,496	30,675	110,135	21,878	(2,923)	3,025,745	(12)	3,025,733
Other operating income	433,887	29,704	6,158	68,288	13,341	5,830	(9,392)	7,067	986,126	1,541,009	(5,762)	1,535,247
Dividends and net income on equity investments	131,029	5,562	211	668	43,498	24,810	16,514	27	269,736	492,055	(111,456)	380,599
Total operating income, net	8,516,356	953,804	927,730	421,259	377,104	92,653	180,514	525,114	1,053,498	13,048,032	(316,684)	12,731,348
Operating expenses (2)	(5,203,354)	(573,042)	(444,933)	(358,923)	(121,259)	(32,558)	(112,204)	(61,087)	(522,103)	(7,429,463)	236	(7,429,227)
Impairment, depreciation and amortization	(407,102)	(105,232)	(46,381)	(120,130)	(1,031)	(187)	(1,738)	(2,746)	(138,738)	(823,285)	(1,305)	(824,590)
Total operating expenses	(5,610,456)	(678,274)	(491,314)	(479,053)	(122,290)	(32,745)	(113,942)	(63,833)	(660,841)	(8,252,748)	(1,069)	(8,253,817)
Profit before tax	2,905,900	275,530	436,416	(57,794)	254,814	59,908	66,572	461,281	392,657	4,795,284	(317,753)	4,477,531

(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

	For the year ended December 31, 2018
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
	In millions of COP
Total interest and valuation	12,215,644	1,573,928	931,405	894,934	404	22	24,273	547,878	14,737	16,203,225	(86,725)	16,116,500
Interest income on loans and financial leases	11,990,678	1,449,441	861,174	821,276	-	-	-	434,754	9,049	15,566,372	52	15,566,424
Total Debt investments	366,354	101,599	25,081	72,896	105	22	14,728	20,559	32	601,376	(2)	601,374
Derivatives	(17,023)	(13,250)	-	-	-	-	7,694	86,779	-	64,200	(86,775)	(22,575)
Total liquidity operations	(124,365)	36,138	45,150	762	299	-	1,851	5,786	5,656	(28,723)	-	(28,723)
Interest expenses	(4,194,772)	(558,126)	(252,351)	(360,988)	(39)	-	(15)	(247,666)	(56,259)	(5,670,216)	-	(5,670,216)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,020,872	1,015,802	679,054	533,946	365	22	24,258	300,212	(41,522)	10,533,009	(86,725)	10,446,284
Total credit impairment charges, net	(3,354,330)	(269,164)	(94,301)	(136,289)	(826)	(135)	155	19,039	(7,221)	(3,843,072)	-	(3,843,072)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,666,542	746,638	584,753	397,657	(461)	(113)	24,413	319,251	(48,743)	6,689,937	(86,725)	6,603,212
Revenues (Expenses) from transactions with other operating segments of the Bank	(6,986)	(30,634)	(2,029)	(7,574)	(32,509)	20,187	55,843	98,987	(95,285)	-	-	-
Fees and commission income (1)	2,841,302	312,762	227,114	141,253	313,908	20,271	113,970	20,840	2,988	3,994,408	(149)	3,994,259
Fees and commission expenses	(1,009,573)	(120,520)	(43,216)	(29,320)	(2,380)	(46)	(2,734)	(3,408)	(1,859)	(1,213,056)	-	(1,213,056)
Total fees and commission income, net	1,831,729	192,242	183,898	111,933	311,528	20,225	111,236	17,432	1,129	2,781,352	(149)	2,781,203
Other operating income	250,598	39,781	4,842	52,287	19,826	965	(10,468)	15,668	912,738	1,286,237	(34,670)	1,251,567
Dividends and net income on equity investments	(49,316)	4,240	1,894	580	18,572	(67,990)	(12,416)	(270,523)	(34,485)	(409,444)	703,474	294,030
Recovery (Impairment) charges on cash-generating unit	-	-	-	-	-	173,339(2)	-	-	(4,583)	168,756	-	168,756
Total operating income, net	6,692,567	952,267	773,358	554,883	316,956	146,613	168,608	180,815	730,771	10,516,838	581,930	11,098,768
Operating expenses (3)	(4,902,500)	(554,890)	(402,831)	(373,279)	(111,614)	(24,110)	(98,687)	(53,313)	(467,770)	(6,988,994)	(2)	(6,988,996)
Impairment, depreciation and amortization	(177,779)	(55,127)	(26,122)	(84,996)	(588)	(131)	(1,402)	(2,072)	(144,722)	(492,939)	(963)	(493,902)
Total operating expenses	(5,080,279)	(610,017)	(428,953)	(458,275)	(112,202)	(24,241)	(100,089)	(55,385)	(612,492)	(7,481,933)	(965)	(7,482,898)
Profit before tax	1,612,288	342,250	344,405	96,608	204,754	122,372	68,519	125,430	118,279	3,034,905	580,965	3,615,870

(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes imparment recovery in joint venture Compañía de Financiamiento Tuya S.A. For more information see Note 8 Investments in associates and joint ventures.
(3)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

	For the year ended December 31, 2017(1)
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
	In millions of COP
Total interest and valuation	12,995,017	1,495,446	882,806	865,038	794	94	8,916	444,649	10,201	16,702,961	(6,568)	16,696,393
Interest income on loans and financial leases	12,586,875	1,374,398	830,050	767,986	-	-	-	412,418	13,000	15,984,727	(426)	15,984,301
Total Debt investments	602,304	93,154	31,582	100,193	193	94	15,147	16,329	735	859,731	-	859,731
Derivatives	(54,156)	438	-	-	-	-	(7,661)	6,085	(289)	(55,583)	(6,084)	(61,667)
Total liquidity operations	(140,006)	27,456	21,174	(3,141)	601	-	1,430	9,817	(3,245)	(85,914)	(58)	(85,972)
Interest expenses	(4,791,976)	(523,312)	(256,994)	(348,726)	(102)	-	(72)	(226,304)	(85,928)	(6,233,414)	428	(6,232,986)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,203,041	972,134	625,812	516,312	692	94	8,844	218,345	(75,727)	10,469,547	(6,140)	10,463,407
Total credit impairment charges, net	(3,195,837)	(46,468)	(110,018)	(125,877)	(549)	466	(147)	6,541	1,696	(3,470,193)	8,576	(3,461,617)
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,007,204	925,666	515,794	390,435	143	560	8,697	224,886	(74,031)	6,999,354	2,436	7,001,790
Revenues (Expenses) from transactions with other operating segments of the Bank	(59,884)	(26,837)	(963)	(972)	(33,024)	16,209	53,075	101,327	(48,931)	-	-	-
Fees and commission income(2)	2,531,221	317,753	211,159	126,022	285,648	28,747	97,185	19,390	3,989	3,621,114	-	3,621,114
Fees and commission expenses	(889,481)	(112,986)	(40,325)	(24,457)	(1,982)	(52)	(482)	(2,874)	(2,476)	(1,075,115)	-	(1,075,115)
Total fees and commission income, net	1,641,740	204,767	170,834	101,565	283,666	28,695	96,703	16,516	1,513	2,545,999	-	2,545,999
Other operating income	608,025	8,662	(7,799)	54,246	13,560	1,886	(11,647)	6,428	885,182	1,558,543	(4,806)	1,553,737
Dividends and net income on equity investments	(53,141)	7,038	324	608	18,249	(70,114)	12,278	(239,328)	(61,156)	(385,242)	675,884	290,642
Recovery (Impairment) charges on cash-generating unit	-	-	-	-	-	(173,339)(3)	-	-	-	(173,339)	-	(173,339)
Total operating income, net	7,143,944	1,119,296	678,190	545,882	282,594	(196,103)	159,106	109,829	702,577	10,545,315	673,514	11,218,829
Operating expenses (4)	(4,715,976)	(569,219)	(383,002)	(343,646)	(113,482)	(34,100)	(101,255)	(56,593)	(430,212)	(6,747,485)	538	(6,746,947)
Impairment, depreciation and amortization	(147,262)	(55,197)	(34,671)	(101,392)	(540)	(133)	(1,398)	(967)	(137,377)	(478,937)	(174)	(479,111)
Total operating expenses	(4,863,238)	(624,416)	(417,673)	(445,038)	(114,022)	(34,233)	(102,653)	(57,560)	(567,589)	(7,226,422)	364	(7,226,058)
Profit before tax	2,280,706	494,880	260,517	100,844	168,572	(230,336)	56,453	52,269	134,988	3,318,893	673,878	3,992,771

(1)	Some figures in the performance by operating segment disclosure for the year ended as of December 31, 2017 disclosed in the Bank’s annual report in 2017 have been reclassified in the process of adopting IFRS 15.
(2)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(3)	Includes imparment recognition in joint venture Compañía de Financiamiento Tuya S.A. For more information see Note 8 Investments in associates and joint ventures.
(4)	Includes staff costs, other administration and general expenses, contributions and other tax burdens and others.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2019
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	162,531,140	33,196,996	16,035,662	14,333,631	638,147	1,763,260	304,211	18,283,107	9,923,085	257,009,239	(20,921,126)	236,088,113
Total liabilities	(145,013,642)	(29,632,112)	(14,154,533)	(13,093,982)	(99,867)	(43,700)	(56,583)	(11,833,818)	(2,738,052)	(216,666,289)	9,383,795	(207,282,494)

As of December 31, 2018
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	Off shore	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	149,185,338	31,116,800	14,704,427	13,556,250	580,205	1,779,618	301,851	17,963,675	9,638,514	238,826,678	(18,750,196)	220,076,482
Total liabilities	(132,722,635)	(27,761,479)	(12,963,237)	(12,209,984)	(86,524)	(40,741)	(57,765)	(12,640,349)	(2,336,273)	(200,818,987)	7,397,730	(193,421,257)

The following table presents financial information of the investments in associates and joint ventures by operating segment:

As of December 31, 2019(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	358,822	13,859	262,958	481,801	1,250,317	2,367,757
Equity method	59,998	201	43,707	3,067	142,258	249,231

(1)	As of December 31, 2019, Banking Panama, Banking Guatemala, Brokerage and off shore did not have investments in associates and joint ventures.

As of December 31, 2018(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	313,081	13,544	230,211	451,113	1,141,630	2,149,579
Equity method	32,859	1,887	20,235	27,909	104,924	187,814

(1)	As of December 31, 2018, Banking Panama, Banking Guatemala, Brokerage and off shore did not have investments in associates and joint ventures.

For additional information related to investment in associates and joint ventures, see Note 8 Investments in associates and joint ventures.

The following table presents material non-cash items other than depreciation and amortization by segment:

For the year ended December 31, 2019
	Banking Colombia	Banking Panamá	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Foreclosed assets received from impaired loans	267,989	59,096	17,566	13,882	-	-	-	1,057	-	359,590
Provisions	2,566,925	415,339	80,758	330,161	205	251	4,363	(20,356)	7,535	3,385,181

For the year ended December 31, 2018
	Banking Colombia	Banking Panamá	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Foreclosed assets received from impaired loans	271,695	84,390	15,782	9,377	-	-	-	6,376	12,373	399,993
Provisions	3,368,901	258,983	97,182	136,923	826	135	(155)	(18,300)	7,130	3,851,625

For the year ended December 31, 2017
	Banking Colombia	Banking Panamá	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off shore	All other segments	Total
In millions of COP
Foreclosed assets received from impaired loans	163,274	39,486	16,191	7,157	-	-	-	-	24,030	250,138
Provisions	3,182,198	62,502	109,846	124,978	548	(467)	147	(5,477)	(5,576)	3,468,699

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

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the interest and valuation was originated:

Geographic information	2019		2018		2017
	Interest and valuation	Long-lived assets(1)	Interest and valuation	Long-lived assets(1)	Interest and valuation	Long-lived assets (1)
In millions of COP
Colombia	13,129,674	7,095,848	12,379,140	4,788,744	13,111,518	4,353,782
Panama	2,592,875	792,841	2,166,482	378,021	1,986,741	297,832
Puerto Rico	83,303	1,586	77,917	321	68,556	388
Peru(2)	-	-	253	165,076	658	115,840
El Salvador	1,097,976	373,378	932,444	296,040	883,538	280,562
Costa Rica	-	107	-	131	-	80
Guatemala	978,101	288,794	895,693	170,078	866,049	166,662
Total	17,881,929	8,552,554	16,451,929	5,798,411	16,917,060	5,215,146
Eliminations and translation adjustment	(501,245)	6,173,494	(335,429)	6,533,616	(220,667)	5,999,471
Total, net	17,380,684	14,726,048	16,116,500	12,332,027	16,696,393	11,214,617
(1)	Included assets held for sale, premises and equipment, investment property and goodwill.
(2)	Investments in FiduPerú S.A. and Arrendamiento Operativo CIB S.A.C were sold in 2019 and classified as Assets held for sale in the Consolidated Statement of Financial Position as of December 31, 2018. For Further information, see Note 13 Assets held for sale and inventories.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2019	December 31, 2018
In millions of COP
Cash and balances at central bank
Cash	6,658,688	5,192,182
Due from central banks (1)	8,299,656	6,603,500
Due from other private financial entities	3,033,898	3,713,481
Checks on hold	154,985	216,323
Remittances of domestic negotiated checks in transit	108,838	107,531
Total cash and due from banks	18,256,065	15,833,017
Money market transactions
Interbank borrowings	2,465,913	1,965,973
Reverse repurchase agreements and other similar secured loans	3,016,064	931,820
Total money market transactions	5,481,977	2,897,793
Total cash and cash equivalents	23,738,042	18,730,810

(1)	According to External Resolution Number 005 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain the equivalent of 4.50% of its customer’s deposits with a maturity term less than 18 months as a legal banking reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolution Number 177 of 2002 issued by the Guatemalian Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. For its part, according to the norm of the banks Number 3-06 of 2000 issued by the Financial System Superintendency of El Salvador, Banco Agrícola must mantain an equivalent amount between 1.00% and 25.00% of its average daily balance of deposits and debt securities in issue as a liquidity reserve, represented in unrestricted deposits or debt securities issued by El Salvador Central Bank. Finally, in accordance with the Agreement 004 of 2008 issued by the Superintendency of Banks of Panama, all Panamanian banks must maintain a minimum legal liquidity rate established at 30.00%.

As of December 31, 2019 and 2018, there is restricted cash amounting to COP 334,190 and COP 248,662, respectively, included in other assets on the statement of financial position. For further information see Note 14 Other assets, net. Which represents margin deposits pledged as collateral for derivative contracts traded through clearing houses.

As of December 31, 2018, cash and cash equivalents held by FiduPerú S.A. Sociedad Fiduciaria COP 5,830 and Arrendamiento Operativo CIB S.A.C COP 6,646, were classified as assets held for sale in 2018, these entities were sold in 2019. For further information see Note 13 Assets held for sale and inventories, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1 Financial assets investments

The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2019 and 2018:

As of December 31, 2019

Financial assets investments		Measurement methodology		Total carrying value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost
In millions of COP
Securities issued by the Colombian Government	5,688,942	-	91,230	5,780,172
Securities issued by foreign governments	1,076,231	3,595,773	309,603	4,981,607
Securities issued by government entities	71,792	-	1,827,127	1,898,919
Securities issued by other financial institutions(1)	724,880	254,025	205,203	1,184,108
Corporate bonds	108,904	55,059	1,585,561	1,749,524
Total debt instruments	7,670,749	3,904,857	4,018,724	15,594,330
Total equity securities	718,270	510,154		1,228,424
Total financial assets investments				16,822,754
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 198,115. For further information on TIPS’ fair value measurement see Note 30 fair value of assets and liabilities.

As of December 31, 2018

Financial assets investments	Measurement methodology			Total carrying value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost
In millions of COP
Securities issued by the Colombian Government	7,242,168	-	50,243	7,292,411
Securities issued by foreign governments	817,639	3,143,488	272,073	4,233,200
Securities issued by government entities	43,846	-	1,875,260	1,919,106
Securities issued by other financial institutions(1)	661,176	186,250	143,750	991,176
Corporate bonds	145,032	-	1,140,602	1,285,634
Total debt instruments	8,909,861	3,329,738	3,481,928	15,721,527
Total equity securities	1,101,461	538,487	-	1,639,948
Total financial assets investments				17,361,475
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 196,920 and amortized cost amounting to COP 7. For further information on TIPS’ fair value measurement see Note 30 fair value of assets and liabilities.

The following tables set forth the debt instruments portfolio by maturity:

As of December 31, 2019

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,527,763	3,379,950	125,094	656,135	5,688,942
Securities issued by foreign governments	827,285	17,009	13,600	218,337	1,076,231
Securities issued by government entities	1,533	61,776	368	8,115	71,792
Securities issued by other financial institutions	157,976	281,681	60,699	224,524	724,880
Corporate bonds	10,003	34,468	24,998	39,435	108,904
Subtotal	2,524,560	3,774,884	224,759	1,146,546	7,670,749
Fair value through other comprehensive income
Securities issued by foreign governments	1,664,182	1,119,316	414,961	397,314	3,595,773
Securities issued by other financial institutions	105,894	-	-	148,131	254,025
Corporate bond	9,453	-	-	45,606	55,059
Subtotal	1,779,529	1,119,316	414,961	591,051	3,904,857
Securities at amortized cost
Securities issued by the Colombian Government	-	13,635	77,595	-	91,230
Securities issued by foreign governments	6,304	19,963	1,285	282,051	309,603
Securities issued by government entities	1,827,127	-	-	-	1,827,127
Securities issued by other financial institutions	77,264	127,939	-	-	205,203
Corporate bonds	-	244,498	361,111	979,952	1,585,561
Subtotal	1,910,695	406,035	439,991	1,262,003	4,018,724
Total debt instruments	6,214,784	5,300,235	1,079,711	2,999,600	15,594,330

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

As of December 31, 2018

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	2,376,212	2,142,086	884,248	1,839,622	7,242,168
Securities issued by foreign governments	511,149	25,165	55,041	226,284	817,639
Securities issued by government entities	27,905	10,488	109	5,344	43,846
Securities issued by other financial institutions	169,615	164,208	105,231	222,122	661,176
Corporate bonds	28,539	20,739	47,415	48,339	145,032
Subtotal	3,113,420	2,362,686	1,092,044	2,341,711	8,909,861
Fair value through other comprehensive income
Securities issued by foreign governments	1,334,351	1,018,119	593,346	197,672	3,143,488
Securities issued by other financial institutions	5,807	-	-	180,443	186,250
Subtotal	1,340,158	1,018,119	593,346	378,115	3,329,738
Securities at amortized cost
Securities issued by the Colombian Government	50,243	-	-	-	50,243
Securities issued by foreign governments	12,534	9,897	2,661	246,981	272,073
Securities issued by government entities	1,875,260	-	-	-	1,875,260
Securities issued by other financial institutions	85,366	23,650	34,734	-	143,750
Corporate bonds	-	56,546	265,853	818,203	1,140,602
Subtotal	2,023,403	90,093	303,248	1,065,184	3,481,928
Total debt instruments	6,476,981	3,470,898	1,988,638	3,785,010	15,721,527

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

The following table shows the fair value of equity securities:

Equity securities	Carrying amount
	December 31, 2019	December 31, 2018
In millions of COP
Total of securities at fair value through profit or loss(1)	718,270	1,101,461
Total of securities at fair value through OCI	510,154	538,487
Total equity securities	1,228,424	1,639,948

(1)	Most of the decrease is due to the sale of Sura Asset Management by (USD 135,173) COP 423,996 in April 15, 2019 to Caisse de Dépôt et Placement du Québec (CDPQ).

The Bank has recognized in the consolidated statement of comprehensive income COP 43,889 in 2019, COP 33,838 in 2018 and COP 38,884 in 2017 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.

Equity securities that have been designated to be measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through other comprehensive income analyzed by listing status:

Equity securities	Carrying amount
	December 31, 2019	December 31, 2018
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	69,279	71,626
Equity securities listed in foreign countries	6,352	5,319
Equity securities unlisted:
TELERED	114,906	100,126
Asociación Gremial de Instituciones Financieras Credibanco S.A.	96,539	84,807
CIFI	-	23,663
Compañía De Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	19,012	17,408
Transacciones y Transferencias, S. A.	4,557	6,424
CADENALCO	3,163	2,964
Others	196,346	226,150
Total equity securities at fair value through OCI	510,154	538,487

(1)	During 2019 CIFI was totally sold for USD 6,122. This transaction transferred from OCI to retained earnings the amount of COP 3,685.

During 2019, 2018 and 2017 no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2019, 2018 and 2017 amounted to COP 10,498, COP 13,105 and COP 11,951, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2019 and 2018 is as follows:

As of December 31, 2019

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by the Colombian Government	Less than 3 months	TES-Treasury instruments	49,591
Securities issued by the Colombian Government	Greater than 12 months	TES-Treasury instruments	709,439
Securities issued by foreign governments	Greater than 12 months	Bonds	131,086
Subtotal investments pledged as collateral in money market			890,116
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Less than 3 months	TES - Treasury instruments	114,060
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	8,150
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	101,229
Equity securities listed in stock market	Permanent	Stocks	7,664
Subtotal investments pledged as collateral in derivative operations			231,103
Total securities pledged as collateral			1,121,219

As of December 31, 2018

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Equity securities listed in stock market	Less than 3 months	Stocks	2,855
Securities issued by the Colombian Government	Less than 3 months	TES-Treasury instruments	264,292
Securities issued by the Colombian Government	Between 3 and 6 months	TES-Treasury instruments	67,658
Securities issued by the Colombian Government	Between 6 and 12 months	TES-Treasury instruments	713,974
Securities issued by the Colombian Government	Greater than 12 months	TES-Treasury instruments	1,131,623
Securities issued by foreign governments	Greater than 12 months	Bonds	285,463
Securities issued by other financial institutions	Greater than 12 months	CDT	181,951
Subtotal investments pledged as collateral in money market			2,647,816
Investments pledged as collateral in derivative operations
Equity securities listed in stock market	Less than 3 months	Stocks	91
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	1,353
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	168,375
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	10,182
Subtotal investments pledged as collateral in derivative operations			180,001
Total securities pledged as collateral			2,827,817

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at Fair value through other comprehensive income and Amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:

As of December 31, 2019

Debt instruments portfolio	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2019	6,785,507	26,159	6,811,666
Change in measurement(1)	12,645	-	12,645
Financial assets derecognized during the period other than write-offs	(3,596,773)	(393)	(3,597,166)
New financial assets purchased	4,670,615	69,592	4,740,207
Valuation on investments and Write-offs	(71,124)	260	(70,864)
Foreign exchange	26,876	217	27,093
Gross carrying amount as at 31 December 2019	7,827,746	95,835	7,923,581

(1)	Change in measurement took place on a corporate bond of Banco Agrícola S.A. debt instruments portfolio from fair value through profit or loss to amortized cost.

As of December 31, 2018

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2018	5,673,059	440,273	6,113,332
Transfers:
Transfer from Stage 2 to Stage 1	153,447	(153,447)	-
Change in measurement(1)	130,671	-	130,671
Financial assets derecognized during the period other than write-offs	(3,124,605)	(279,488)	(3,404,093)
New financial assets purchased	3,859,206	393	3,859,599
Valuation on investments and Write-offs	(133,232)	4,109	(129,123)
Foreign exchange	226,961	14,319	241,280
Gross carrying amount as at 31 December 2018	6,785,507	26,159	6,811,666

(1)	Changes in measurement correspond to transfer a certain debt instruments of Grupo Agromercantil Holding from fair value through profit or loss to amortized cost.

The following shows provisions detail for the debt instruments portfolio using the expected credit losses model:

As of December 31, 2019

Concept	Stage 1	Stage 2	Total
In millions of COP
Securities at amortized cost	3,922,889	95,835	4,018,724
Carrying amount	3,933,039	97,423	4,030,462
Loss allowance	(10,150)	(1,588)	(11,738)
Securities at fair value through other comprehensive income	3,904,857	-	3,904,857
Carrying amount	3,907,720	-	3,907,720
Loss allowance	(2,863)	-	(2,863)

As of December 31, 2018

Concept	Stage 1	Stage 2	Total
In millions of COP
Securities at amortized cost	3,456,164	25,764	3,481,928
Carrying amount	3,467,285	26,373	3,493,658
Loss allowance	(11,121)	(609)	(11,730)
Securities at fair value through other comprehensive income	3,329,345	393	3,329,738
Carrying amount	3,332,398	393	3,332,791
Loss allowance	(3,053)	-	(3,053)

The changes in the allowance are mainly due to the application of the expected credit losses model to debt instruments measured at amortized cost.

The following table sets forth the changes in the allowance for debt instruments measured at amortized cost and fair value through other comprehensive income:

As of December 31, 2019

Concept	Stage 1	Stage 2	Total
In millions of COP
Balance of January 1, 2019	14,174	609	14,783
Net effect of loss allowance changes	(38)	-	(38)
New debt instruments purchased	5,512	975	6,487
Debt instruments that have been derecognized	(6,704)	-	(6,704)
Translation adjustment	69	4	73
Balance of December 31, 2019	13,013	1,588	14,601

The increase in stage 2 is due to purchases of Securities issued by the Guatemalan government.

As of December 31, 2018

Concept	Stage 1	Stage 2	Total
In millions of COP
Balance of January 1, 2018	8,932	6,797	15,729
Net effect in loss allowance changes	4,730	(1,956)	2,774
Transfer to stage 1	488	(488)	-
New debt instruments purchased	6,693	-	6,693
Debt instruments that have been derecognized	(6,673)	(3,750)	(10,423)
Translation adjustment	4	6	10
Balance of December 31, 2018	14,174	609	14,783

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

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Note 31 Risk management.

The following table sets forth the carrying values of the Bank’s derivatives by type of risk as of December 31, 2019 and 2018:

Derivatives	December 31, 2019	December 31, 2018
In millions of COP
Forwards
Assets
Foreign exchange contracts	715,365	294,345
Equity contracts	2,143	981
Subtotal assets	717,508	295,326
Liabilities
Foreign exchange contracts	(768,015)	(299,015)
Equity contracts	(4,346)	(7,585)
Subtotal liabilities	(772,361)	(306,600)
Total forwards	(54,853)	(11,274)
Swaps
Assets
Foreign exchange contracts	757,296	1,199,236
Interest rate contracts	372,553	252,928
Subtotal assets	1,129,849	1,452,164
Liabilities
Foreign exchange contracts	(652,610)	(700,903)
Interest rate contracts	(377,341)	(257,978)
Subtotal liabilities	(1,029,951)	(958,881)
Total swaps	99,898	493,283
Options
Assets
Foreign exchange contracts	55,598	96,218
Subtotal assets	55,598	96,218
Liabilities
Foreign exchange contracts	(58,500)	(29,589)
Subtotal liabilities	(58,500)	(29,589)
Total options	(2,902)	66,629
Derivative assets	1,902,955	1,843,708
Derivative liabilities	(1,860,812)	(1,295,070)

The table below present the notional amounts of the derivatives contracts as of December 31, 2019 and 2018:

Derivatives	December 31, 2019	December 31, 2018
In millions of COP
Forwards
Assets
Foreign exchange contracts	14,682,330	10,968,445
Equity contracts	790,715	495,124
Subtotal assets	15,473,045	11,463,569
Liabilities
Foreign exchange contracts	(16,753,243)	(11,482,549)
Equity contracts	(1,781,398)	(2,278,708)
Subtotal liabilities	(18,534,641)	(13,761,257)
Total forwards	(3,061,596)	(2,297,688)
Swaps
Assets
Foreign exchange contracts	8,974,412	10,504,017
Interest rate contracts	27,128,780	21,281,866
Subtotal assets	36,103,192	31,785,883
Liabilities
Foreign exchange contracts	(8,322,241)	(4,962,024)
Interest rate contracts	(17,995,622)	(16,997,169)
Subtotal liabilities	(26,317,863)	(21,959,193)
Total swaps	9,785,329	9,826,690
Options
Assets
Foreign exchange contracts	2,445,445	1,797,496
Subtotal assets	2,445,445	1,797,496
Liabilities
Foreign exchange contracts	(2,412,778)	(1,638,795)
Subtotal liabilities	(2,412,778)	(1,638,795)
Total options	32,667	158,701
Futures
Assets
Foreign exchange contracts	5,826,363	1,426,478
Equity contracts	4	54,002
Subtotal assets	5,826,367	1,480,480
Liabilities
Foreign exchange contracts	(492)	(1,434,115)
Equity contracts	(4)	(3,000)
Subtotal liabilities	(496)	(1,437,115)
Total futures	5,825,871	43,365
Derivative assets	59,848,049	46,527,428
Derivative liabilities	(47,265,778)	(38,796,360)

The following table sets forth the remaining contractual life of the derivatives portfolio:

As of December 31, 2019

	Forwards	Swaps	Options	Total
In millions of COP
Assets	717,508	1,129,849	55,598	1,902,955
Less than 1 year	712,990	281,412	51,475	1,045,877
Between 1 and 3 years	4,518	364,797	4,123	373,438
Greater than 3 years	-	483,640	-	483,640
Liabilities	(772,361)	(1,029,951)	(58,500)	(1,860,812)
Less than 1 year	(757,560)	(259,645)	(51,686)	(1,068,891)
Between 1 and 3 years	(14,801)	(311,324)	(6,814)	(332,939)
Greater than 3 years	-	(458,982)	-	(458,982)
Total	(54,853)	99,898	(2,902)	42,143

As of December 31, 2018

	Forwards	Swaps	Options	Total
In millions of COP
Assets	295,326	1,452,164	96,218	1,843,708
Less than 1 year	277,578	645,735	69,292	992,605
Between 1 and 3 years	17,741	345,321	26,926	389,988
Greater than 3 years	7	461,108	-	461,115
Liabilities	(306,600)	(958,881)	(29,589)	(1,295,070)
Less than 1 year	(292,585)	(270,900)	(17,305)	(580,790)
Between 1 and 3 years	(14,015)	(262,848)	(12,284)	(289,147)
Greater than 3 years	-	(425,133)	-	(425,133)
Total	(11,274)	493,283	66,629	548,638

Collateral for derivatives

The table below presents the cash collateral amounts posted under derivatives contracts as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
In millions of COP
Collateral paid	291,150	213,677
Collateral received	(324,768)	(471,340)

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

Fair value hedging

As of December 31, 2019 and 2018, Banistmo has designated 8 derivative contracts (Interest rate swaps), as fair value hedging instruments with maturity dates ranging from July 2022.

The following table contains details of the hedged expresures covered by the Group's hedging strategies:

December 31, 2019
In millions of COP
	Carrying amount of hedged item	Accumulated amount of fair value adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	287,670	(4,955)	Financial assets investments

December 31, 2019
In thousands of USD
	Carrying amount of hedged item	Accumulated amount of fair value adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	87,781	(1,512)	Financial assets investments

December 31, 2018
In millions of COP
	Carrying amount of hedged item	Accumulated amount of fair value adjustments on the hedged item	Balance sheet line item
	Assets	Assets
Fair value hedges
Interest rate
- Fixed rate	285,463	1,829	Financial assets investments

December 31, 2018
In thousands of USD
	Carrying amount of hedged item	Accumulated amount of fair value adjustments on the hedged item	Balance sheet line item
	Assets	Assets
Fair value hedges
Interest rate
- Fixed rate	87,841	563	Financial assets investments

The following table sets forth the notional amount and fair value of the hedged item recognized in the statement of financial position as ‘Financial assets investments’, as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
In millions of COP
Notional amount	260,696	258,518
Fair value	287,670	285,463

	December 31, 2019	December 31, 2018
In thousands of USD
Notional amount	79,550	79,550
Fair value	87,781	87,841

The following table contains information regarding the effectiveness of the hedging relationships designated by the Group, as well as the impacts on profit or loss and other comprehensive income:

December 31, 2019
In millions of COP
	Gains / (loss) recognized in OCI	Hedge Ineffectiveness recognized in P&L	P&L line item that includes hedge ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	663	Other operating income

December 31, 2018
In millions of COP
	Gains / (loss) recognized in OCI	Hedge Ineffectiveness recognized in P&L	P&L line item that includes hedge ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	14,158	Other operating income

December 31, 2017
In millions of COP
	Gains / (loss) recognized in OCI	Hedge Ineffectiveness recognized in P&L	P&L line item that includes hedge ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	(3,678)	Other operating income

Net foreign investment

The Bank has designated debt securities in issue for USD 2,200,000 as a hedged instrument for hedging a portion of the net assets of Banistmo S.A.. Consequently, the exchange difference relating to the translation of the net assets of Banistmo from its functional currency (dollar) to the Bank's presentation currency (Colombian pesos) are recognized directly in other comprehensive income by the Parent Company. The adjustment recognized in other comprehensive income amounted to COP (60,258), COP (584,650) and COP 36,762, for the years ended at December 31, 2019, 2018 and 2017, respectively.

For further information see note 18 Debt instruments in issue.

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

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2019 and 2018 by derivative and by risk:

As of December 31, 2019

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	757,296	(652,610)
Forwards	715,365	(768,015)
Options	55,598	(58,500)
Interest rate contracts
Swaps	372,553	(377,341)
Equity contracts
Forwards	2,143	(4,346)
Gross derivative assets/liabilities	1,902,955	(1,860,812)
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	1,902,955	(1,860,812)
Master netting agreements	(1,803,407)	1,787,511
Cash collateral received/paid	(99,548)	73,301
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

As of December 31, 2018

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	1,199,236	(700,903)
Forwards	294,345	(299,015)
Options	96,218	(29,589)
Interest rate contracts
Swaps	252,928	(257,978)
Equity contracts
Forwards	981	(7,585)
Gross derivative assets/liabilities	1,843,708	(1,295,070)
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	1,843,708	(1,295,070)
Master netting agreements	(1,179,503)	1,295,070
Cash collateral received/paid	(471,340)	-
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	192,865	-

For further information about offsetting of other financial assets and liabilities see Note 16 Interbank deposits and repurchase agreements and other similar secured borrowing.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS AND FINANCIAL INSTITUTIONS, NET

Loans and financial leasing operating portfolio

The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2019 and 2018:

Composition	December 31, 2019	December 31, 2018
In millions of COP
Commercial(1)	92,768,553	94,600,648
Consumer	39,700,670	31,993,381
Mortgage	23,983,283	22,870,685
Financial Leases(2)	24,550,829	23,198,204
Small Business Loans	1,279,408	1,156,198
Total gross loans and advances to customers and financial institutions	182,282,743	173,819,116
Total allowance	(10,929,395)	(10,235,831)
Total Net loans and advances to customers and financial institutions	171,353,348	163,583,285

(1)	Includes loans to financial institutions amounting to COP 9,686,637 and COP 8,154,507 as of December 31, 2019 and 2018, respectively.

(2)	See note 7.1 Lessor.

The following table shows the breakdown of loans to financial institutions by stage:

As of December 31, 2019

	Stage 1	Stage 2	Stage 3	TOTAL
Total loans to Financial institutions	9,685,938	38	661	9,686,637
Allowance	(23,820)	(9)	(328)	(24,157)
Total Net Loans with financial institutions	9,662,118	29	333	9,662,480

As of December 31, 2018

	Stage 1	Stage 2	Stage 3	TOTAL
Total loans to Financial institutions	8,140,354	13,812	341	8,154,507
Allowance	(15,048)	(1,123)	(267)	(16,438)
Total Net Loans with financial institutions	8,125,306	12,689	74	8,138,069

For more details on the composition of the loans and financial leasing operations portfolio, see Note 31 Risk Management.

Allowance for loans losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2019, 2018 and 2017:

As of December 31, 2019

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
	In millions of COP
+Balance at beginning of period January 1, 2019	5,360,833	2,892,891	853,764	990,970	137,373	10,235,831
+/- Loan purchases / Loan sales (1)	(4,332)	-	-	(1,557)	-	(5,889)
+ Recovery of charged - off loans	139,268	317,722	33,869	57,057	3,734	551,650
+ Credit impairment charges on loans, advances and financial leases, net	1,299,379	1,971,037	33,808	25,130	55,827	3,385,181
+ Adjusted stage 3	223,824	148,001	42,495	50,119	9,277	473,716
- Charges-off	(1,572,113)	(1,890,490)	(104,720)	(97,148)	(65,909)	(3,730,380)
+/- Translation adjustment	10,134	6,657	1,449	832	214	19,286
Balance at December 31, 2019	5,456,993	3,445,818	860,665	1,025,403	140,516	10,929,395

(1)	This item includes portfolio purchase/sales operation held between Bancolombia S.A. and Titularizadora Colombiana.

As of December 31, 2018

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
	In millions of COP
Balance of period December 31, 2017	4,514,180	2,291,829	645,101	631,402	140,591	8,223,103
+ Effect of adoption of IFRS 9	512,959	237,515	106,692	176,521	1,374	1,035,061
+Balance at beginning of period January 1, 2018	5,027,139	2,529,344	751,793	807,923	141,965	9,258,164
+/- Loan purchases / Loan sales (1)	(2,020)	-	-	(377)	-	(2,397)
+ Recovery of charged - off loans	124,865	251,632	22,373	51,808	9,182	459,860
+ Credit impairment charges on loans, advances and financial leases, net	1,463,097	1,943,323	150,873	231,668	62,664	3,851,625
Adjusted stage 3	158,396	71,157	26,502	22,230	7,127	285,412
- Charges-off	(1,468,704)	(2,012,315)	(112,417)	(135,674)	(86,802)	(3,815,912)
+/- Translation adjustment	58,060	109,750	14,640	13,392	3,237	199,079
Balance at December 31, 2018	5,360,833	2,892,891	853,764	990,970	137,373	10,235,831

(1)	This item includes portfolio purchase/sales operation held between Bancolombia S.A. and Titularizadora Colombiana.

As of December 31, 2017 (under IAS 39)

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
	In millions of COP
+Balance at beginning of period	3,499,791	1,791,123	653,936	567,046	110,015	6,621,911
+ Recovery of charged - off loans	144,852	197,971	13,933	45,434	8,670	410,860
+ Credit impairment charges on loans, advances and financial leases, net	1,665,809	1,601,863	16,881	97,267	86,879	3,468,699
- Charges-off	(792,145)	(1,302,630)	(37,677)	(77,762)	(65,086)	(2,275,300)
+/- Translation adjustment	(4,127)	3,502	(1,972)	(583)	113	(3,067)
= Balance at end of year	4,514,180	2,291,829	645,101	631,402	140,591	8,223,103

The following explains the significant changes in the loans and the allowance for loans losses by category during the periods ended at December 31, 2019 and 2018 as a result of applying the expected credit loss model according to IFRS 9:

As of December 31, 2019

Commercial

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2019	83,632,770	(522,230)	3,214,860	(358,473)	7,753,018	(4,480,130)	94,600,648	(5,360,833)
Transfers of financial instruments:	(3,379,040)	(59,345)	1,490,896	(16,514)	1,888,144	75,859	-	-
Transfers from stage 1 to stage 2	(2,346,307)	20,143	2,346,307	(20,143)	-	-	-	-
Transfers from stage 1 to stage 3	(1,639,408)	25,881	-	-	1,639,408	(25,881)	-	-
Transfers from stage 2 to stage 1	567,870	(90,503)	(567,870)	90,503	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(531,867)	49,065	531,867	(49,065)	-	-
Transfers from stage 3 to stage 1	38,805	(14,866)	-	-	(38,805)	14,866	-	-
Transfers from stage 3 to stage 2	-	-	244,326	(135,939)	(244,326)	135,939	-	-
Remeasurement arising from transfer of stage	(69,103)	73,117	(180,970)	(35,733)	(79,264)	(975,050)	(329,337)	(937,666)
Remeasurement from remaining in the stage	(6,053,045)	51,741	(107,835)	28,901	(329,883)	(394,399)	(6,490,763)	(313,757)
Remeasurement due to changes in economics factors	-	(10,026)	-	(22,778)	-	1,184	-	(31,620)
Remeasurement due to changes in model inputs	-	(3,710)	-	17,351	-	(9,551)	-	4,090
Remeasurement due to methodological changes	-	39,705	-	(25,887)	-	(4,023)	-	9,795
New financial assets purchased/originated	45,168,819	(288,705)	1,158,765	(183,524)	1,801,096	(1,110,945)	48,128,680	(1,583,174)
Financial assets that have been derecognized	(39,407,782)	178,138	(788,746)	71,301	(1,636,411)	944,754	(41,832,939)	1,194,193
Charges-off	(63,585)	1,946	(37,362)	11,779	(1,471,166)	1,558,388	(1,572,113)	1,572,113
Foreign Exchange and other movements	239,722	(5,627)	13,415	(653)	11,240	(3,854)	264,377	(10,134)
Balance at December 31, 2019	80,068,756	(544,996)	4,763,023	(514,230)	7,936,774	(4,397,767)	92,768,553	(5,456,993)

Consumer

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2019	28,666,461	(980,423)	1,758,162	(520,976)	1,568,758	(1,391,492)	31,993,381	(2,892,891)
Transfers of financial instruments:	(1,019,225)	(80,128)	283,945	43,795	735,280	36,333	-	-
Transfers from stage 1 to stage 2	(795,809)	50,864	795,809	(50,864)	-	-	-	-
Transfers from stage 1 to stage 3	(739,010)	54,799	-	-	739,010	(54,799)	-	-
Transfers from stage 2 to stage 1	436,178	(115,024)	(436,178)	115,024	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(167,143)	56,945	167,143	(56,945)	-	-
Transfers from stage 3 to stage 1	79,416	(70,767)	-	-	(79,416)	70,767	-	-
Transfers from stage 3 to stage 2	-	-	91,457	(77,310)	(91,457)	77,310	-	-
Remeasurement arising from transfer of stage	(98,739)	133,169	(102,200)	(121,934)	253,224	(1,695,509)	52,285	(1,684,274)

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Remeasurement from remaining in the stage	(2,511,256)	1,038	(70,576)	35,413	(32,301)	10,533	(2,614,133)	46,984
Remeasurement due to changes in economics factors	-	(9,591)	-	3,802	-	735	-	(5,054)
Remeasurement due to changes in model inputs	-	126,465	-	(47,491)	-	4,103	-	83,077
Remeasurement due to methodological changes	-	(32,531)	-	2,937	-	(7,881)	-	(37,475)
New financial assets purchased/originated	19,784,995	(664,927)	764,355	(258,400)	497,769	(434,371)	21,047,119	(1,357,698)
Financial assets that have been derecognized	(8,422,375)	253,971	(355,731)	99,012	(189,520)	164,697	(8,967,626)	517,680
Charges-off	(511,958)	48,659	(315,056)	111,948	(1,063,476)	1,729,883	(1,890,490)	1,890,490
Foreign Exchange and other movements	69,728	(2,393)	6,390	(1,532)	4,016	(2,732)	80,134	(6,657)
Balance at December 31, 2019	35,957,631	(1,206,691)	1,969,289	(653,426)	1,773,750	(1,585,701)	39,700,670	(3,445,818)

Financial Leases

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2019	20,355,961	(104,429)	1,145,165	(179,668)	1,697,078	(706,873)	23,198,204	(990,970)
Transfers of financial instruments:	(1,061,321)	(22,213)	731,304	42,010	330,017	(19,797)	-	-
Transfers from stage 1 to stage 2	(1,048,366)	7,688	1,048,366	(7,688)	-	-	-	-
Transfers from stage 1 to stage 3	(264,298)	4,497	-	-	264,298	(4,497)	-	-
Transfers from stage 2 to stage 1	233,500	(26,504)	(233,500)	26,504	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(186,146)	46,019	186,146	(46,019)	-	-
Transfers from stage 3 to stage 1	17,843	(7,894)	-	-	(17,843)	7,894	-	-
Transfers from stage 3 to stage 2	-	-	102,584	(22,825)	(102,584)	22,825	-	-
Remeasurement arising from transfer of stage	(28,895)	22,751	(63,900)	(58,729)	(31,375)	(143,003)	(124,170)	(178,981)
Remeasurement from remaining in the stage	(1,524,336)	7,477	(72,455)	32,405	(10,924)	(41,790)	(1,607,715)	(1,908)
Remeasurement due to changes in economics factors	-	(1,822)	-	(3,044)	-	(42)	-	(4,908)
Remeasurement due to changes in model inputs	-	2,083	-	661	-	(22,147)	-	(19,403)
Remeasurement due to methodological changes	-	13,701	-	(23,672)	-	(8,793)	-	(18,764)
New financial assets purchased/originated	4,760,874	(30,539)	262,832	(4,919)	23,518	(10,862)	5,047,224	(46,320)
Financial assets that have been derecognized	(1,481,828)	9,126	(143,203)	21,104	(291,926)	109,305	(1,916,957)	139,535
Charges-off	(713)	7	(2,974)	580	(93,461)	96,561	(97,148)	97,148
Foreign Exchange and other movements	50,142	(104)	658	(240)	591	(488)	51,391	(832)
Balance at December 31, 2019	21,069,884	(103,962)	1,857,427	(173,512)	1,623,518	(747,929)	24,550,829	(1,025,403)

Mortgage

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2019	20,280,416	(110,722)	1,513,063	(157,016)	1,077,206	(586,026)	22,870,685	(853,764)
Transfers of financial instruments:	(78,120)	(75,570)	(20,302)	6,849	98,422	68,721	-	-
Transfers from stage 1 to stage 2	(609,598)	9,392	609,598	(9,392)	-	-	-	-
Transfers from stage 1 to stage 3	(177,154)	4,876	-	-	177,154	(4,876)	-	-
Transfers from stage 2 to stage 1	631,692	(57,920)	(631,692)	57,920	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(167,345)	24,239	167,345	(24,239)	-	-
Transfers from stage 3 to stage 1	76,940	(31,918)	-	-	(76,940)	31,918	-	-
Transfers from stage 3 to stage 2	-	-	169,137	(65,918)	(169,137)	65,918	-	-
Remeasurement arising from transfer of stage	(50,316)	54,296	(35,924)	(15,576)	38,394	(154,824)	(47,846)	(116,104)
Remeasurement from remaining in the stage	(1,116,457)	(22)	(28,542)	2,899	36,226	(86,293)	(1,108,773)	(83,416)
Remeasurement due to changes in economics factors	-	2,356	-	5,127	-	7,967	-	15,450
Remeasurement due to changes in model inputs	-	11,908	-	(19,835)	-	13,992	-	6,065
Remeasurement due to methodological changes	-	14,185	-	5,684	-	(737)	-	19,132
New financial assets purchased/originated	4,076,279	(22,365)	32,271	(5,581)	12,444	(5,631)	4,120,994	(33,577)
Financial assets that have been derecognized	(1,598,993)	10,316	(123,901)	11,462	(110,191)	60,500	(1,833,085)	82,278
Charges-off	(6,645)	56	(1,330)	117	(96,745)	104,547	(104,720)	104,720
Foreign Exchange and other movements	78,510	(255)	5,045	(385)	2,473	(809)	86,028	(1,449)
Balance at December 31, 2019	21,584,674	(115,817)	1,340,380	(166,255)	1,058,229	(578,593)	23,983,283	(860,665)

Small business loans

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2019	958,491	(41,971)	80,805	(15,421)	116,902	(79,981)	1,156,198	(137,373)
Transfers of financial instruments:	(67,212)	3,457	203	364	67,009	(3,821)	-	-
Transfers from stage 1 to stage 2	(37,819)	2,575	37,819	(2,575)	-	-	-	-
Transfers from stage 1 to stage 3	(61,169)	5,299	-	-	61,169	(5,299)	-	-
Transfers from stage 2 to stage 1	30,270	(3,779)	(30,270)	3,779	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(17,119)	3,920	17,119	(3,920)	-	-
Transfers from stage 3 to stage 1	1,506	(638)	-	-	(1,506)	638	-	-
Transfers from stage 3 to stage 2	-	-	9,773	(4,760)	(9,773)	4,760	-	-
Remeasurement arising from transfer of stage	(7,671)	2,635	(9,868)	(1,008)	(29,962)	(46,609)	(47,501)	(44,982)
Remeasurement from remaining in the stage	(145,152)	5,502	(2,408)	697	(941)	(4,000)	(148,501)	2,199
Remeasurement due to changes in economics factors	-	51	-	15	-	55	-	121
Remeasurement due to changes in model inputs	-	5,476	-	757	-	1,940	-	8,173
Remeasurement due to methodological changes	-	1,407	-	349	-	(160)	-	1,596
New financial assets purchased/originated	620,375	(25,971)	24,173	(7,891)	25,901	(22,041)	670,449	(55,903)
Financial assets that have been derecognized	(260,493)	8,775	(11,664)	2,339	(17,402)	8,844	(289,559)	19,958

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Charges-off	(13,142)	1,250	(11,400)	3,214	(41,367)	61,445	(65,909)	65,909
Foreign Exchange and other movements	3,460	(67)	378	(30)	393	(117)	4,231	(214)
Balance at December 31, 2019	1,088,656	(39,456)	70,219	(16,615)	120,533	(84,445)	1,279,408	(140,516)

As of December 31, 2018

Commercial

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2018	77,206,675	(547,510)	4,417,841	(365,329)	7,455,598	(4,114,300)	89,080,114	(5,027,139)
Transfers of financial instruments:	(170,929)	(79,849)	(1,165,507)	61,654	1,336,436	18,195	-	-
Transfers from stage 1 to stage 2	(1,092,962)	17,502	1,092,962	(17,502)	-	-	-	-
Transfers from stage 1 to stage 3	(1,011,851)	29,190	-	-	1,011,851	(29,190)	-	-
Transfers from stage 2 to stage 1	1,779,812	(93,242)	(1,779,812)	93,242	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(704,844)	71,608	704,844	(71,608)	-	-
Transfers from stage 3 to stage 1	154,072	(33,299)	-	-	(154,072)	33,299	-	-
Transfers from stage 3 to stage 2	-	-	226,187	(85,694)	(226,187)	85,694	-	-
Remeasurement arising from transfer of stage	(238,688)	99,339	(175,846)	1,682	(161,112)	(842,752)	(575,646)	(741,731)
Remeasurement from remaining in the stage	(5,814,291)	74,226	(79,870)	16,984	(68,573)	(726,064)	(5,962,734)	(634,854)
Remeasurement due to changes in economics factors	-	2,414	-	10,787	-	(614)	-	12,587
Remeasurement due to changes in model inputs	-	22,329	-	(21,882)	-	5,611	-	6,058
Remeasurement due to methodological changes	-	-	-	-	-	(50,109)	-	(50,109)
New financial assets purchased/originated	46,523,819	(259,527)	1,223,859	(139,665)	1,601,125	(758,851)	49,348,803	(1,158,043)
Financial assets that have been derecognized	(36,023,150)	174,914	(1,143,923)	55,118	(1,123,364)	591,722	(38,290,437)	821,754
Charges-off	(33,044)	1,663	(83,195)	25,496	(1,352,465)	1,441,545	(1,468,704)	1,468,704
Foreign Exchange and other movements	2,182,378	(10,229)	221,501	(3,318)	65,373	(44,513)	2,469,252	(58,060)
Balance at December 31, 2018	83,632,770	(522,230)	3,214,860	(358,473)	7,753,018	(4,480,130)	94,600,648	(5,360,833)

Consumer

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2018	24,374,639	(794,615)	1,618,496	(451,838)	1,461,976	(1,282,891)	27,455,111	(2,529,344)
Transfers of financial instruments:	(1,146,891)	(27,935)	306,465	55,361	840,426	(27,426)	-	-
Transfers from stage 1 to stage 2	(798,766)	44,260	798,766	(44,260)	-	-	-	-
Transfers from stage 1 to stage 3	(764,505)	56,905	-	-	764,505	(56,905)	-	-
Transfers from stage 2 to stage 1	361,202	(84,650)	(361,202)	84,650	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(185,178)	55,859	185,178	(55,859)	-	-
Transfers from stage 3 to stage 1	55,178	(44,450)	-	-	(55,178)	44,450	-	-
Transfers from stage 3 to stage 2	-	-	54,079	(40,888)	(54,079)	40,888	-	-

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Remeasurement arising from transfer of stage	(76,599)	88,547	(99,563)	(118,750)	186,827	(1,691,495)	10,665	(1,721,698)
Remeasurement from remaining in the stage	(2,232,650)	1,889	(66,101)	22,297	(33,036)	2,528	(2,331,787)	26,714
Remeasurement due to changes in economics factors	-	4,788	-	(1,311)	-	-	-	3,477
Remeasurement due to changes in model inputs	-	(27,434)	-	(29,817)	-	1,363	-	(55,888)
Remeasurement due to methodological changes	-	-	-	-	-	-	-	-
New financial assets purchased/originated	13,904,647	(418,266)	613,209	(178,986)	319,557	(271,327)	14,837,413	(868,579)
Financial assets that have been derecognized	(6,277,295)	167,811	(285,672)	66,802	(140,490)	115,249	(6,703,457)	349,862
Charges-off	(523,623)	48,290	(388,119)	133,313	(1,100,573)	1,830,712	(2,012,315)	2,012,315
Foreign Exchange and other movements	644,233	(23,498)	59,447	(18,047)	34,071	(68,205)	737,751	(109,750)
Balance at December 31, 2018	28,666,461	(980,423)	1,758,162	(520,976)	1,568,758	(1,391,492)	31,993,381	(2,892,891)

Financial leases

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2018	19,219,292	(134,349)	1,230,431	(89,988)	1,662,653	(583,586)	22,112,376	(807,923)
Transfers of financial instruments:	(374,358)	(14,466)	23,228	(546)	351,130	15,012	-	-
Transfers from stage 1 to stage 2	(678,005)	9,194	678,005	(9,194)	-	-	-	-
Transfers from stage 1 to stage 3	(398,842)	6,978	-	-	398,842	(6,978)	-	-
Transfers from stage 2 to stage 1	678,497	(24,103)	(678,497)	24,103	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(111,253)	20,270	111,253	(20,270)	-	-
Transfers from stage 3 to stage 1	23,992	(6,535)	-	-	(23,992)	6,535	-	-
Transfers from stage 3 to stage 2	-	-	134,973	(35,725)	(134,973)	35,725	-	-
Remeasurement arising from transfer of stage	(48,145)	18,824	(45,780)	(56,854)	(68,422)	(137,850)	(162,347)	(175,880)
Remeasurement from remaining in the stage	(1,423,679)	25,665	(18,183)	(11,927)	(17,047)	(65,577)	(1,458,909)	(51,839)
Remeasurement due to changes in economics factors	-	(166)	-	5,826	-	(362)	-	5,298
Remeasurement due to changes in model inputs	-	15,975	-	(31,606)	-	(11,963)	-	(27,594)
Remeasurement due to methodological changes	-	-	-	-	-	(64,497)	-	(64,497)
New financial assets purchased/originated	4,294,172	(24,463)	90,609	(9,411)	80,951	(31,035)	4,465,732	(64,909)
Financial assets that have been derecognized	(1,422,584)	9,297	(169,079)	16,974	(206,794)	47,821	(1,798,457)	74,092
Charges-off	(14,014)	158	(276)	29	(121,384)	135,487	(135,674)	135,674
Foreign Exchange and other movements	125,277	(904)	34,215	(2,165)	15,991	(10,323)	175,483	(13,392)
Balance at December 31, 2018	20,355,961	(104,429)	1,145,165	(179,668)	1,697,078	(706,873)	23,198,204	(990,970)

Mortgage

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2018	18,351,658	(92,885)	1,454,894	(147,874)	950,961	(511,034)	20,757,513	(751,793)
Transfers of financial instruments:	(345,042)	(57,398)	136,231	14,747	208,811	42,651	-	-
Transfers from stage 1 to stage 2	(749,203)	10,312	749,203	(10,312)	-	-	-	-
Transfers from stage 1 to stage 3	(207,887)	5,056	-	-	207,887	(5,056)	-	-
Transfers from stage 2 to stage 1	552,708	(49,312)	(552,708)	49,312	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(200,281)	27,034	200,281	(27,034)	-	-
Transfers from stage 3 to stage 1	59,340	(23,454)	-	-	(59,340)	23,454	-	-
Transfers from stage 3 to stage 2	-	-	140,017	(51,287)	(140,017)	51,287	-	-
Remeasurement arising from transfer of stage	(46,059)	51,842	(43,554)	(30,301)	65,548	(178,864)	(24,065)	(157,323)
Remeasurement from remaining in the stage	(1,057,494)	771	(34,744)	(7,423)	31,643	(71,719)	(1,060,595)	(78,371)
Remeasurement due to changes in economics factors	-	1,132	-	19,196	-	(2,753)	-	17,575
Remeasurement due to changes in model inputs	-	4,289	-	(2,185)	-	(4,589)	-	(2,485)
Remeasurement due to methodological changes	-	-	-	-	-	(5,242)	-	(5,242)
New financial assets purchased/originated	3,976,575	(25,673)	46,565	(8,806)	12,512	(6,192)	4,035,652	(40,671)
Financial assets that have been derecognized	(1,353,978)	8,575	(100,322)	9,063	(101,239)	49,131	(1,555,539)	66,769
Charges-off	(996)	25	(336)	24	(111,085)	112,368	(112,417)	112,417
Foreign Exchange and other movements	755,752	(1,400)	54,329	(3,457)	20,055	(9,783)	830,136	(14,640)
Balance at December 31, 2018	20,280,416	(110,722)	1,513,063	(157,016)	1,077,206	(586,026)	22,870,685	(853,764)

Small business loans

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Balance at January 1, 2018	868,593	(31,773)	70,082	(12,775)	124,305	(97,417)	1,062,980	(141,965)
Transfers of financial instruments:	(102,128)	3,994	24,315	1,086	77,813	(5,080)	-	-
Transfers from stage 1 to stage 2	(53,513)	2,328	53,513	(2,328)	-	-	-	-
Transfers from stage 1 to stage 3	(64,371)	4,163	-	-	64,371	(4,163)	-	-
Transfers from stage 2 to stage 1	14,771	(1,842)	(14,771)	1,842	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(18,593)	3,599	18,593	(3,599)	-	-
Transfers from stage 3 to stage 1	985	(655)	-	-	(985)	655	-	-
Transfers from stage 3 to stage 2	-	-	4,166	(2,027)	(4,166)	2,027	-	-
Remeasurement arising from transfer of stage	(3,674)	2,024	(13,083)	(1,493)	(35,259)	(44,344)	(52,016)	(43,813)
Remeasurement from remaining in the stage	(134,481)	8,292	(3,527)	868	(2,329)	(924)	(140,337)	8,236
Remeasurement due to changes in economics factors	-	(99)	-	(593)	-	-	-	(692)
Remeasurement due to changes in model inputs	-	(1,899)	-	(560)	-	298	-	(2,161)
Remeasurement due to methodological changes	-	-	-	-	-	-	-	-
New financial assets purchased/originated	556,933	(29,753)	25,216	(6,441)	27,945	(21,347)	610,094	(57,541)
Financial assets that have been derecognized	(243,809)	6,903	(15,087)	2,064	(15,489)	8,031	(274,385)	16,998

	Stage 1		Stage 2		Stage 3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
Charges-off	(13,882)	926	(10,096)	2,690	(62,824)	83,186	(86,802)	86,802
Foreign Exchange and other movements	30,939	(586)	2,985	(267)	2,740	(2,384)	36,664	(3,237)
Balance at December 31, 2018	958,491	(41,971)	80,805	(15,421)	116,902	(79,981)	1,156,198	(137,373)

Impact of movements in loans and provision for Stage

Stage 1 (12 months expected credit losses): the exposure in stage 1 increased by COP 5,875,502 and the allowance increased by COP 251,147. The growth of the portfolio at this stage is mainly due to the new disbursement of 2019, mostly in consumer and mortgage portfolio. The variation in the allowance is consistent with the growth on the portfolio.

Stage 2: (Lifetime expected credit losses): the exposure in stage 2 increased by COP 2,288,283, and the allowance increased by COP 292,484. The increase in the exposure is explained by the migration of clients the commercial portfolio from stage 1 to stage 2, mainly to clients in the natural resource sector. Regarding the allowance, the increase is concentrated in the provision of the clients of the commercial portfolio that migrated to stage 2 and consumer portfolio with more than 30 past due days.

Stage 3 (Lifetime expected credit losses): the exposure in stage 3 increased by COP 299,842, and the allowance increased by COP 149,933, the increase in the exposure is explained by the migration of clients of the consumer portfolio with more than 90 past due days and the commercial portfolio in default, the increase is due mainly to clients in the natural resource and non-financial service sectors. Regarding the allowance, the increase is due mainly to clients in the infrastructure, transport and commercial sectors that increased the provision level, arrival of new clients of commercial portfolio in default and consumer portfolio with more than 90 past due days.

Charges-off

As of December 31, 2019 and 2018 the write off loans amounted to COP 3,730,380 and COP 3,815,912, respectively.

NOTE 7. LEASES

7.1. Lessor

Finance leases

The Bank has subscribed lease agreements as the lessor. These leases arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between one and ten years, as follows:

As of December 31, 2019

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	872,949	375,999
Between 1 and 5 years	11,156,112	8,725,805
Greater than 5 years	22,112,482	15,449,025
Total gross investment in finance lease receivable/ present value of minimum payments	34,141,543	24,550,829
Less: Future financial income (1)	(9,590,714)	-
Present value of payments receivable(2)	24,550,829	24,550,829
Minimum non-collectable payments impairment	(1,025,403)	(1,025,403)
Total	23,525,426	23,525,426

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments
(2)	See note 6 loans and advances to customers and financials institutions, net

As of December 31, 2018

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	735,187	526,581
Between 1 and 5 years	8,194,658	6,677,063
Greater than 5 years	22,738,577	15,994,560
Total gross investment in finance lease receivable/ present value of minimum payments	31,668,422	23,198,204
Less: Future financial income (1)	(8,470,218)	-
Present value of payments receivable	23,198,204	23,198,204
Minimum non-collectable payments impairment	(990,970)	(990,970)
Total	22,207,234	22,207,234

(1)	Future financial income: Total Gross Investment - Total Present Value of minimum payments

Unsecured residual value (*)

The following table sets the unsecured residual values by type of asset as of December 31, 2019 and 2018:

Type of asset	December 31, 2019	December 31, 2018
In millions of COP
Technological equipment	27,769	25,229
Vehicles	19,330	22,680
Machinery and equipment	10,743	11,300
Furniture and fixtures	209	189
Total	58,051	59,398

(*) The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.

Contingent income

The following table presents the income relating to variable lease payments not included in the measurement of the net investment in the lease:

Type of asset	December 31, 2019	December 31, 2018
In millions of COP
Technological equipment	16,727	9,586
Vehicles	1,542	967
Buildings	1,484	44
Machinery and equipment	1,435	637
Furniture and fixtures	1	-
Total	21,189	11,234

As of December 31, 2019 and 2018 the financial leases amounted to COP 1,918,655 and COP 1,913,196.

Operating leases – lessor

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancelable operating leases arrangements. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from one to ten years.

The following table presents the information of minimum payments by lease to be received:

	December 31, 2019	December 31, 2018
In millions of COP
Less than 1 year	357,541	216,039
Between 1 and 5 years	753,653	934,816
Greater than 5 years	65,545	139,493
Total	1,176,739	1,290,348

As of December 31, 2019 and 2018 the operating leases income amounted to COP 682,525 and COP 624,062.

Risk management associated with leases

The Bank, acting as a lessor of operating leases, has a comprehensive asset management model for those assets classified as property, plant and equipment. This model includes the impairment test evaluating indicators that impact the assets, which is carried out annually. The test evaluates both external indicators (economic, environmental and legal), and internal ones (insurance, maintenance and used market sales). Moreover, the Bank performs a detailed review process at the time of return of the asset by the lessees in order to guarantee its operating conditions. Additionally, it has the participation of experts apart from the sales force, who constantly monitor the conditions of the second-hand market, and carry out back-testing in order to determine the consistency of the residual value model, and periodically review the results together with key managers. All of the above is complemented by agreements with suppliers, which allow the exchange of information, knowledge and in some cases, the structuring of residual risk mitigation mechanisms.

In order to manage the risks associated with the assets, the Bank also employs an insurance department, and engages an international broker and insurance companies. They all serve as support to design and define the strategies for the different types of protection that cover the lessor's risks, assets and customers.

Additionally, in Renting Colombia’s vehicle rental business, assets are managed seeking the preservation of commercial value through the necessary maintenance, which avoids deterioration beyond that generated by regular use. Service indicators with suppliers are periodically reviewed in order to ensure their quality and compliance with the expected levels. Safe mobility strategies are also defined based on the permanent analysis of the road safety indicators. These strategies aim at ensuring the status and useful life of the asset.

7.2. Lessee

As of January 01, 2019 the Bank adopted IFRS 16, this standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases. The standard includes two recognition exemptions for lessees: leasing of low-value assets (for example, personal computers) and short-term leases (that is, leases with a term of less than 12 months and without a bargain purchase option). At the beginning of the lease, the lessee recognizes a liability for lease payments (liability for lease) and an asset that represent the right to use the underlying asset during the term of the lease (right to use the asset). The Bank used the modified retrospective adoption method, where the right-of-use assets are measured as if IFRS 16 had always been applied, using the lessee’s incremental borrowing rate known at the date of transition. The change in accounting policy affected the following items in the consolidate statement of financial position as of January 01, 2019:

Concepts	January 01, 2019
Increase in right of use assets(1)	1,543,427
Net of deferred tax assets	(119,173)
Increase in lease liabilities	1,848,833
Net of effect of changes in foreign exchange rate	(9,560)
Decrease in retained earnings	184,248

(1)	The increase in right of use assets for COP 1,543,427 differs from the COP 1,572,446 presented in the right of use assets at January 01, 2019, in the amount of COP 29,019 due the financial leases recognized by Transportempo S.A.S. under IAS 17 at December 31, 2018.

The Bank has subscribed lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as some technological equipment. As of December 31, 2019, the rollforward of right of use assets was as follows:

Right of use assets	Balance at January 01, 2019		Roll - forward					Balance at December 31, 2019
		Acquisitions	Additions	Expenses depreciation (1)	Disposals	Revaluation	Effect of changes in foreign exchange rate
In millions of COP
Buildings
Cost	1,487,175	125,882	179,045(2)	-	(40,432)	(3,029)	5,425	1,754,066
Accumulated depreciation	-	-	-	(155,246)	20,769	-	171	(134,306)
Furniture and fixtures
Cost	579	3,781	-	-	(153)	(362)	(3)	3,842
Accumulated depreciation	-	-	-	(985)	78	-	1	(906)
Technological equipment
Cost	49,736	11,210	-	-	(305)	(3,663)	138	57,116
Accumulated depreciation	-	-	-	(16,833)	34	-	4	(16,795)
Vehicles
Cost	34,956	8,355	2,572	-	(11,492)	(1,283)	(5)	33,103
Accumulated depreciation	-	-	(737)	(4,645)	1,376	-	2	(4,004)
Total right of use assets – cost	1,572,446	149,228	181,617	-	(52,382)	(8,337)	5,555	1,848,127
Total right of use assets - accumulated depreciation	-	-	(737)	(177,709)	22,257	-	178	(156,011)
Total right of use assets, net	1,572,446	149,228	180,880	(177,709)	(30,125)	(8,337)	5,733	1,692,116

(1)	See Note 26.3 Impairment, depreciation and amortization.
(2)	Reclassification from Leasehold improvements which are an integral part of the asset by right of use during the year 2019. See Note 10 Premises and equipment, net

The following table sets forth the changes in lease liabilities as of December 31, 2019 according to IFRS 16:

Concept	Total
In millions of COP
Balance at January 01, 2019	1,848,833
(+) New contracts	135,633
(+/-) Reassessment of the lease liability	(34,755)
(-) Payments	(252,432)
(+) Accrued Interest	127,558
(+/-) Effect of changes in foreign exchange rate	6,748
Balance at December 31, 2019	1,831,585

The following table shows maturity analysis of lease liabilities as of December 31, 2019:

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	6,255	22,036	73,252	1,685,676	1,787,219
Vehicles	-	986	158	-	1,144
Technological equipment	6,510	3,956	15,343	14,692	40,501
Furniture and fixtures	-	1,323	1,398	-	2,721
Total lease liabilities	12,765	28,301	90,151	1,700,368	1,831,585

The weighted average rates and average useful life of right of use assets are as follows:

As of December 31, 2019

Right of use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	273	148	5.78%
Technological equipment	83	54	3.99%
Furniture and fixtures	45	36	6.56%
Vehicles	40	34	5..65%

As of December 31, 2019, the lease payments associated with those assets amounted to COP 252,432.

The future cash outflows of variable lease payments that are not reflected in the measurement of lease liabilities amount to COP 2,388 as of December 31, 2019.

The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2019:

Right of use assets	Financial interest (1)	Expenses depreciation (2)	Payments of penalties	Effect of changes in foreign exchange rate	Short-term leases (3)	Leases for which the underlying asset is of low value (3)
In millions of COP
Buildings	119,951	155,246	363	207	1,729	2,287
Vehicles	63	4,645	-	-	89	34
Technological equipment	1,766	16,833	-	-	10	1,282
Furniture and fixtures	166	985	-	-	-	3,240
Total	121,946(4)	177,709	363	207	1,828	6,843

(1) See Note 25.2 Interest expenses.

(2) See Note 26.3 Impairment, depreciation and amortization.

(3) See Note 26.2 Other administrative and general expenses

(4) The amount includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 5,612.

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2019	December 31, 2018
In millions of COP
Investments in associates (1)	1,894,024	1,710,969
Investments in Joint ventures	473,733	438,610
Total	2,367,757	2,149,579

(1)	As of December 31, 2019 and 2018, the amount includes investments in associates at fair value for COP 1,249,818 and COP 1,119,973, respectively and investments in associates at equity method value for COP 644,206 COP 590,996 respectively. See Note 30 Fair value of assets and liabilities.

The following are the investments in associates that the Bank holds as of December 31, 2019 and 2018:

As of December 31, 2019

Investments in Associates
Company name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	OCI (CTA) (4)	OCI (Deferred tax) (5)	Carrying amount
In millions of COP
Investments in associates
PA Viva Malls	Development and operation of commercial spaces	Colombia	49.00%	138,100	-	-	-	-	1,249,818
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	90,844	15,264	(159)	-	(81)	546,545
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	3,383	(1,569)	(86)	-	1	37,048
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	3,305	(651)	-	-	2	21,440
Internacional Ejecutiva de Aviación S.A.S.	Aircraft and aircraft travel	Colombia	33.33%	(100)	350	354	-	(12)	12,758
ACH Colombia S.A. *	Electronic transfer services	Colombia	19.94%	6,252	(952)	-	-	3	10,187
Servicio Salvadoreño de Protección, S. A. de C.V. *	Custodial services and transfer of monetary types	El Salvador	25.00%	311	(727)	-	(1)	50	9,252
Servicios Financieros, S.A. de C.V. *	Processing of financial transactions and electronic payment methods	El Salvador	47.86%	(276)	9	-	(1)	-	3,173

Investments in Associates
Company name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	OCI (CTA) (4)	OCI (Deferred tax) (5)	Carrying amount
In millions of COP
Servicios de Identidad Digital S.A.S. (6)	Provide digital citizens services	Colombia	33.00%	-	-	-	-	-	2,369
ACH de El Salvador, S. A. de C.V. *	Electronic transfer services	El Salvador	25.00%	166	6	-	(6)	-	1,434
Reintegra S.A.S.* (7)	Collections and recovery of portfolio	Colombia	46.00%	2,099	1,742	-	-	26	-
Concesiones CCFC S.A. (8)	Construction of public works through an awarding system	Colombia	25.50%	2,069	-	757	-	(34)	-
Net investments in associates				246,153	13,472	866(9)	(8)	(45)(9)	1,894,024
(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2019. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2019.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2019.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2019.
(5)	Corresponds to the other comprehensive income recognized as deferred tax for the year ended December 31, 2019.
(6)	In December 2019, Bancolombia S.A signed an agreement with Banco de Bogota and Davivienda to formed the associate Servicios de identidad digital S.A.S with purpose of providing digital citizens services.
(7)	In 2019, the Bank increased its capital contribution in Reintegra S.A.S by COP 3,775. The carrying amount at the end of the year is zero, because the amount of downstream transactions between Bancolombia S.A. and Reintegra made during 2019, exceeds the net investment on the entity.
(8)	In April, 2019, The Bank sold Concesiones CCFC S.A. See Note 25.5 Dividends and net income on equity investments.
(9)	See Consolidated Statement of Comprehensive Income.

(*) For the purposes of applying the equity method of accounting, financial statements as of November 30, 2019 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2019.

As of December 31, 2018

Company name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	OCI (CTA) (4)	OCI (Deferred tax) (5)	Carrying amount
In millions of COP
Investments in associates
PA Viva Malls (6)	Development and operation of commercial spaces	Colombia	49.00%	96,201	-	-	-	-	1,119,973
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	42,057	15,423	2,958	-	(819)	478,482
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	4,962	(1,483)	(94)	-	40	37,391
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	2,203	(651)	-	-	45	19,105
Concesiones CCFC S.A.*	Construction of public works through an awarding system	Colombia	25.50%	6,794	(757)	(1)	-	34	13,063
Internacional Ejecutiva de Aviación S.A.S.	Aircraft and aircraft travel	Colombia	33.33%	2,008	(4)	(213)	-	-	12,503
Servicio Salvadoreño de Protección, S. A. de C.V. *	Custodial services and transfer of monetary types	El Salvador	25.00%	1,905	(727)	-	(30)	(16)	8,867
Reintegra S.A.S.* (7)	Collections and recovery of portfolio	Colombia	46.00%	1,939	1,742	-	-	(26)	8,594
ACH Colombia S.A. *	Electronic transfer services	Colombia	19.94%	3,871	(952)	-	-	79	8,313
Servicios Financieros, S.A. de C.V. *	Processing of financial transactions and electronic payment methods	El Salvador	47.86%	(160)	9	-	(7)	-	3,420
ACH de El Salvador, S. A. de C.V. *	Electronic transfer services	El Salvador	25.00%	143	6	-	(64)	-	1,258
Investments in associates classified as assets held for sale(8)

Company name	Main activity	Country	% of Ownership interest	Included in earnings (1)	Total OCI (2)	OCI (Equity method) (3)	OCI (CTA) (4)	OCI (Deferred tax) (5)	Carrying amount
In millions of COP
Panamerican Pharmaceutical Holding Inc.	Advisory services, consultation, representation, agent for individuals or company	Panama	21.00%	-	(1,486)	(69)	(785)	-	-
Avefarma S.A.S.	Manufacture and distribution of glass packing for pharmaceutical products	Colombia	21.00%	-	(11,704)	-	-	-	-
Glassfarma Tech S.A.S.	Manufacturing, elaboration and commercialization of packages and pharmaceutical products	Colombia	21.00%	-	127	-	-	-	-
Net investments in associates				161,923	(457)	2,581(9)	(886)	(663)(9)	1,710,969

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2018. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2018.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2018.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2018.
(5)	Corresponds to the other comprehensive income as deferred tax for the year ended December 31, 2018.
(6)	During 2018, the Bank increases its capital contribution in P.A Viva Malls by COP 274,951.
(7)	During 2018, the Bank increases its capital contribution in Reintegra S.A.S by COP 1,152.
(8)	As of December 31, 2018 the investment in Avefarma S.A.S., Glassfarma Tech S.A.S and Panamerican Pharmaceutical Holding inc. are still classified as "assets held for sale". See Note 13 Assets held for sale and inventories, net.
(9)	See Consolidated Statement of Comprehensive Income.

(*) For the purposes of applying the equity method of accounting, financial statements as of November 30, 2018 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2018.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2019 and 2018:

As of December 31, 2019

Company name	Assets	Liabilities	Income from ordinary activities	Profits	Dividends
In millions of COP
PA Viva Malls	2,563,824	13,176	568,971	393,292	71,212
Protección S.A.(1)	2,632,761	804,911	1,422,061	442,789	22,622
Titularizadora Colombiana S.A. Hitos	149,737	16,471	36,193	12,472	3,639

(1)	The difference between the net assets of Protección S.A. multiplied by the Bank’s percentage of ownership, which amounted to COP 376,111 for the year ended December 31, 2019, and the carrying amount of the Bank’s interest in the associate, represents the goodwill recognized by the Bank amounting to COP 170,434.

As of December 31, 2018

Company name	Assets	Liabilities	Income from ordinary activities	Profits	Dividends
In millions of COP
PA Viva Malls	2,301,567	11,304	417,942	271,648	9,064
Protección S.A.(1)	2,172,208	675,135	1,387,294	205,134	37,861
Titularizadora Colombiana S.A. Hitos	151,447	16,911	50,213	14,923	2,824

(1)	The difference between the net assets of Protección S.A. multiplied by the Bank’s percentage of ownership, which amounted to COP 308,048 for the year ended December 31, 2018, and the carrying amount of the Bank’s interest in the associate, represents the goodwill recognized by the Bank amounting to COP 170,434.

As of December 31, 2019 and 2018, there are no restrictions on the ability of the associates to transfer funds to the Bank in the form of cash dividends.

The following are the Joint ventures that the Bank holds as of December 31, 2019 and 2018:

As of December 31, 2019

Company name	Main activity	Country	% of Ownership interest	Included in earnings(1)	Total OCI (2)	OCI	Carrying amount
						(Deferred tax) (3)
Compañía de financiamiento Tuya S.A (4)	Financing company	Colombia	50%	8,630	-	13	466,456
Vlipco S.A.S (5)	Technology services provider	Colombia	49%	(79)	-	-	4,190
Puntos Colombia S.A.S	Administration of the customers loyalty	Colombia	50%	(4,228)	-	-	1,373
P.A Proyecto CRECE (6)	Non-financial products and services platform	Colombia	50%	(1,191)	-	-	1,009
P.A Proyecto Dinamarca (7)	Sustainable mobility services	Colombia	33%	-	-	-	500
P.A Servicios Tecnológicos Arus- Bancolombia	Technology services provider	Colombia	50%	(45)	-	-	205
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects	Colombia	50%	(9)	13	-	-
Servicios de Aceptación S.A.S.(8)	Network data transmission services	Colombia	-	-	-	-	-
Net investments in joint ventures				3,078	13	13	473,733

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2019.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2019.
(3)	Corresponds to the other comprehensive income as deferred tax for the year ended December 31, 2019.
(4)	During 2019, The Bank increases its capital contribution in Compañia de Financiamiento TUYA S.A for COP 26,317.
(5)	In July, 2019, the Bank acquired a 48.91% interest in Vlipco S.A.S. The objective is have joint control to the net assets of Vlipco S.A.S. The purpose of the entity is to provide technology services.
(6)	In October 2019, Banca de Inversión Bancolombia, a Bank's subsidiary, entered into an agreement with Grupo Sura whereby both parties have joint control over the net assets of PA Project CRECE. The purpose of the entity is to provide a non- financial products and services platform.
(7)	In November 2019, Inversiones CFNS S.A.S., a Bank's subsidiary, entered into an agreement with Grupo Sura and CELSIA S.A whereby both parties have joint control over the net assets of PA Project Dinamarca. The purpose of the entity is to provide sustainable mobility services.
(8)	The liquidation process was ended in April 2019, see Note 25.5 Dividends and net income on equity investments.

As of December 31, 2018

Company name	Main activity	Country	% of Ownership interest	Included in earnings(1)	Total OCI (2)	OCI	Carrying amount
						(Equity method) (3)
Compañía de financiamiento Tuya S.A (4)(5)	Financing company	Colombia	50.00%	27,623	-	-	431,510
Puntos Colombia S.A.S	Administration of the customers loyalty	Colombia	50.00%	(1,613)	-	-	5,600
P.A Servicios Tecnológicos Arus- Bancolombia (6)	Technology services provider	Colombia	50.00%	-	-	-	1,500
Servicios de Aceptación S.A.S (in liquidation) (7)	Network data transmission services	Colombia	50.00%	(110)	-	-	-
Fideicomiso Ruta del Sol - compartimento A	Investment in infrastructure projects	Colombia	50.00%	(9)	13	-	-
Net investments in joint ventures				25,891	13	-	438,610

(1)	Corresponds to the income recognized as equity method in the statement of income for the year ended December 31, 2018.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2018.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2018.
(4)	The revaluation of the consumer loan portfolio in Colombia increased significantly during 2018, and there was an improvement in loan coverage rates due to the economic cycle in the country and the current payment behavior in the consumer segment.
As a result, management measured the recoverable amount of Tuya's Cash Generation Unit (CGU). The measurement was estimated by determining the fair value of the asset which implies the professional services of a business valuation specialist; as a result of the valuation the Bank recognized a recovery of the impairment loss of COP 173,339. For more information about the applied valuation technique, see Note 30 Fair value of assets and liabilities.
(5)	In March 2018, The Bank increases its capital contribution in Compañia de Financiamiento TUYA S.A. for COP 5,000.
(6)	In December 2018, Banca de Inversión Bancolombia, a Bank’s subsidiary, entered into an agreement with ARUS whereby both parties have joint control to the net assets of P.A Servicios Tecnológicos Arus- Bancolombia. The purpose of the entity is to provide technology services.
(7)	The joint venture of Servicios de Aceptación S.A.S. was derived from the alliance between Bancolombia and First Data for improving the development of the credit card business for individuals, however the strategy was refocused in 2018. Consequently, both parties agreed to advance in the development of this business considering First Data as the Bank’s service provider of processing data and to dissolve the joint venture.

The following is additional information regarding the Bank’s most significant joint ventures as of December 31, 2019 and 2018:

As of December 31, 2019

Company name	Assets	Liabilities	Income from ordinary activities	(loss)	Dividends
In millons of COP
Compañía de financiamiento TUYA S.A.	3,289,299	2,876,294	1,700,009	(19,345)	-

As of December 31, 2018

Company name	Assets	Liabilities	Income from ordinary activities	Profits	Dividends
In millons of COP
Compañía de financiamiento TUYA S.A.	2,790,596	2,447,483	1,450,242	55,258	-

As of December 31, 2019 there are no contingent liabilities incurred by the Bank regarding its interests in the joint ventures and associates aforementioned.

As of December 31, 2017 the Bank has recognized COP 253,602 as equity method in the statement of income, COP (11,547) as other comprehensive income from equity method and COP 80 as other comprehensive income from currency translation adjustment. Additionally, during 2017, the Bank received dividends amounting to COP 75,224 from its significant associates.

NOTE 9. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill net are as follows:

	December 31, 2019	December 31, 2018
In millions of COP
Intangible assets	538,958	563,452
Goodwill	6,694,354	6,638,403
Total	7,233,312	7,201,855

9.1. Intangible assets

The following table sets forth the Bank's intangible assets as of December 31, 2019 and 2018, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2019

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2019	19,213	654,394	374,658	1,048,265
Acquisitions	-	114,230	-	114,230
Write off	-	(2,121)	-	(2,121)
Foreign currency translation adjustment	162	2,420	3,157	5,739
Balance at December 31, 2019	19,375	768,923	377,815	1,166,113

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2019	(8,234)	(256,694)	(219,885)	(484,813)
Write off	-	2,085	-	2,085
Amortization expense	(2,772)	(86,132)	(52,200)	(141,104)
Foreign currency translation adjustment	(65)	(1,488)	(1,770)	(3,323)
Balance at December 31, 2019	(11,071)	(342,229)	(273,855)	(627,155)

Intangible assets at December 31, 2019, net	8,304	426,694	103,960	538,958

As of December 31, 2018

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2018	17,642	526,923	344,020	888,585
Acquisitions	-	133,376	-	133,376
Write off	-	(29,663)	-	(29,663)
Foreign currency translation adjustment	1,571	23,758	30,638	55,967
Balance at December 31, 2018	19,213	654,394	374,658	1,048,265

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2018	(5,040)	(203,554)	(144,526)	(353,120)
Write off	-	25,929	-	25,929
Amortization expense	(2,497)	(64,204)	(56,850)	(123,551)
Foreign currency translation adjustment	(697)	(14,865)	(18,509)	(34,071)
Balance at December 31, 2018	(8,234)	(256,694)	(219,885)	(484,813)

Intangible assets at December 31, 2018, net	10,979	397,700	154,773	563,452

As of December 31, 2019 and 2018, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.

As of December 31, 2019, and 2018, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs related to software development

During the period ending at December 31, 2019, 2018 and 2017, the Bank incurred costs that are directly related to software development amounted to COP 85,532, COP 78,222 and COP 105,145. These costs were the result of the analysis and design and implementation of the transformation projects, the most representative of which are: change in core collections, transactional switch and technology modernization project. The expenses were recorded mainly as fees paid in the line ‘Other administrative and general expenses’ of the consolidated statement of income.

Intangibles which did not meet the criteria to be recognized as assets

During the period ended December 31, 2019, 2018 and 2017, the Bank has recognized in the statement of income the amount of COP 48,584, COP 41,690 and 23,180, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

9.2 Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2019	December 31, 2018
In millions of COP
Balance at beginning of the year, net	6,638,403	6,095,959
Effect of change in foreign exchange rate	55,951	542,444
Balance at end of the year, net	6,694,354	6,638,403

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

The key assumptions used by management in determining the recoverable amount are:

Operating segment	Goodwill 2019	Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)
In millions of COP
Banking El Salvador	924,399	Discounted Cash flow	5 years plan	12.00%	4.10%
Banking Panama	5,005,084	Discounted Cash flow	5 years plan	8.40%	6.70%
Banking Guatemala	764,871	Discounted Cash flow	5 years plan	10.40%	5.20%

In 2019 and 2018, the Bank tested the aforementioned goodwill for impairment purposes at operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represent a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensure the alignment with the approach used by the CODM to make decisions about resources to be allocated to the segments and assess its performance.

Sensitivity analysis:

In order to assess the impact of changes in certain significant inputs as the discount rate and the growth rate in the operating segments’ recoverable amount, the Bank made a sensitivity analysis of these inputs through the definition of alternative scenarios with their future evolution.

The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis:

As of December 31, 2019

Banking Panama

Growth rate	Discount rate
	8.90%	8.40%	7.90%
6.70%	COP 9,801,900	COP 12,864,721	COP 18,487,028

Discount rate	Growth rate
	6.20%	6.70%	7.20%
8.40%	COP 10,827,366	COP 12,864,721	COP 16,599,874

Banking El Salvador

Growth rate	Discount rate
	12.50%	12.00%	11.50%
4.10%	COP 3,110,435	COP 3,310,969	COP 3,538,828

Discount rate	Growth rate
	3.60%	4.10%	4.60%
12.00%	COP 3,232,992	COP 3,310,969	COP 3,399,482

Banking Guatemala

Growth rate	Discount rate
	10.90%	10.40%	9.90%
5.20%	COP 2,099,213	COP 2,325,334	COP 2,600,045

Discount rate	Growth rate
	4.70%	5.20%	5.70%
10.40%	COP 2,196,032	COP 2,325,334	COP 2,482,145

As of December 31, 2018

Banking Panama

Growth rate	Discount rate
	9.35%	9.10%	8.85%
6.70%	COP 10,044,682	COP 11,157,929	COP 12,531,296

Discount rate	Growth rate
	6.45%	6.70%	6.95%
9.10%	COP 10,458,284	COP 11,157,929	COP 12,020,283

Banking El Salvador

Growth rate	Discount rate
	12.65%	12.40%	12.15%
3.90%	COP 2,893,147	COP 2,975,432	COP 3,062,694

Discount rate	Growth rate
	3.65%	3.90%	4.15%
12.40%	COP 2,945,601	COP 2,975,432	COP 3,007,065

Banking Guatemala

Growth rate	Discount rate
	11.95%	11.70%	11.45%
5.20%	COP 1,649,883	COP 1,719,017	COP 1,793,745

Discount rate	Growth rate
	4.95%	5.20%	5.45%
11.70%	COP 1,684,998	COP 1,719,017	COP 1,755,758

The Bank considers goodwill as an asset with indefinite useful life.

NOTE 10. PREMISES AND EQUIPMENT, NET

As of December 31, 2019 and 2018 the premises and equipment consisted of the following:

As of December 31, 2019

Premises and equipment	Balance at January 1, 2019	Roll -forward					Balance at December 31, 2019
		Acquisitions	Expenses depreciation (1)	Disposals	Assets classified as held for sale	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	361,732	127,302(2)	-	(3,662)	-	1,543	486,915
Construction in progress
Cost	2,453	34,457	-	(6,011)	-	(1)	30,898
Buildings
Cost	1,344,517	264,031(2)	-	(6,840)	-	4,712	1,606,420
Accumulated depreciation	(330,991)	-	(32,415)	4,794	-	(2,309)	(360,921)
Furniture and fixtures
Cost	629,428	66,746	-	(50,879)	-	2,086	647,381
Accumulated depreciation	(358,934)	-	(40,593)	28,687	-	(1,716)	(372,556)
Computer equipment
Cost	896,811	148,244	-	(92,273)	(3,668)	3,021	952,135
Accumulated depreciation	(567,726)	-	(100,653)	82,777	3,796	(2,297)	(584,103)
Vehicles
Cost	1,671,850	736,568	-	(199,566)	(271,827)	111	1,937,136
Accumulated depreciation	(444,027)	(6,347)	(179,643)	14,562	91,603	(59)	(523,911)
Ongoing Imports
Cost	1,267	-	-	(1,267)	-	-	-
Leasehold improvements
Cost	314,412	30,915	-	(338,115)(3)	-	2,290	9,502
Accumulated depreciation	(152,145)	-	(146)	152,298(3)	-	(1,038)	(1,031)
Total premises and equipment - cost	5,222,470	1,408,263	-	(698,613)	(275,495)	13,762	5,670,387
Total premises and equipment - accumulated depreciation	(1,853,823)	(6,347)	(353,450)	283,118	95,399	(7,419)	(1,842,522)
Total premises and equipment, net	3,368,647	1,401,916	(353,450)	(415,495)	(180,096)	6,343	3,827,865

(1)	See Note 26.3 Impairment, depreciation and amortization.
(2)	Corresponds to the acquisition of a new headquarters in Bogotá.
(3)	It mainly corresponds to the reclassification to Assets by right of use as an integral part of the leased assets during the year 2019. See note 7.2 Lessee.

For 2019 there are no premises and equipment related to investments held for sale.

As of December 31, 2018

Premises and equipment	Balance at January 1, 2018	Roll -forward					Balance at December 31, 2018
		Acquisitions	Expenses depreciation (1)	Disposals	Assets classified as held for sale	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	337,362	20,924	-	(6,079)	-	9,525	361,732
Construction in progress
Cost	5,129	6,485	-	(8,448)	-	(713)	2,453
Buildings
Cost	1,304,539	21,817	-	(34,850)	(5,916)	58,927	1,344,517
Accumulated depreciation	(285,118)	-	(29,199)	2,913	-	(19,587)	(330,991)
Furniture and fixtures
Cost	601,275	28,221	-	(24,861)	-	24,793	629,428
Accumulated depreciation	(334,054)	-	(36,073)	18,695	-	(7,502)	(358,934)
Computer equipment
Cost	782,476	142,451	-	(50,282)	(4,708)	26,874	896,811
Accumulated depreciation	(497,976)	-	(80,980)	47,345	4,578	(40,693)	(567,726)
Vehicles
Cost	1,410,709	679,356	-	(249,771)	(170,145)	1,701	1,671,850
Accumulated depreciation	(371,276)	(231)	(145,529)	11,673	61,988	(652)	(444,027)
Ongoing Imports
Cost	3,502	3,053	-	(5,288)	-	-	1,267
Leasehold improvements
Cost	297,500	19,180	-	(7,737)	-	5,469	314,412
Accumulated depreciation	(126,663)	-	(25,970)	7,188	-	(6,700)	(152,145)
Total premises and equipment - cost	4,742,492	921,487	-	(387,316)	(180,769)	126,576	5,222,470
Total premises and equipment - accumulated depreciation	(1,615,087)	(231)	(317,751)	87,814	66,566	(75,134)	(1,853,823)
Total premises and equipment, net	3,127,405	921,256	(317,751)	(299,502)	(114,203)	51,442	3,368,647

(1) See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2018 the premises and equipment of Assets held for sale consist of:

Premises and equipment	Balance at January 1, 2018	Roll - forward					Balance at December 31, 2018
		Acquisitions	Expenses depreciation	Disposals	Assets classified as held for sale	Effect of changes in foreign exchange rate
In millions of COP
Furniture and Fixtures
Cost	111	-	-	-	-	(1)	110
Accumulated depreciation	(95)	-	(9)	-	-	2	(102)
Computer equipment
Cost	113	-	-	-	-	7	120
Accumulated depreciation	(86)	-	(12)	-	-	(14)	(112)
Vehicles
Cost	142,647	84,344	-	(1,850)	(26,913)	12,453	210,681
Accumulated depreciation	(33,221)	(54)	(24,833)	365	13,446	(2,044)	(46,341)
Total premises and equipment - cost	142,871	84,344	-	(1,850)	(26,913)	12,459	210,911
Total premises and equipment - accumulated depreciation	(33,402)	(54)	(24,854)	365	13,446	(2,056)	(46,555)
Total premises and equipment, net	109,469	84,290	(24,854)	(1,485)	(13,467)	10,403	164,356

As of December 31, 2019 and 2018, there were no contractual commitments for the purchase of premises and equipment, or premises and equipment pledged as collateral.

As of December 31, 2019 and 2018, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

As of December 31, 2019, the amount of fully depreciated property and equipment that is still in use is COP 384,847, mainly comprised of computer equipment, office equipment and Furniture and fixtures.

NOTE 11. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2019	December 31, 2018
In millions of COP
Balance at the beginning of the year	1,732,873	1,657,409
Acquisitions	116,503	8,536
Sales/Write-offs	(17,667)	(10,422)
Amount reclassified from inventories (1)	68,058	-
Gains on valuation (2)	93,197	77,350
Balance at the end of the period (3)	1,992,964	1,732,873

(1)	In 2019, returned goods from financial leasing operations were reclassified from inventories to investment property, because they are held for obtaining profits and capital appreciation.
(2)	See Note 25.4 Other operating income, net.
(3)	Between December 31, 2019 and 2018, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30 Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank's related to its investment properties are detailed below:

As of December 31, 2019

Type of asset	Balance at the beginning of the year	Appraisals	Net increase (decrease) in investment properties	Amount reclassified from inventories(1)	Adjusted fair value at the end of the year
In millions of COP
Buildings	1,483,594	74,210	98,857	68,058	1,724,719
Lands	249,279	18,987	(21)	-	268,245
Total	1,732,873	93,197	98,836	68,058	1,992,964

(1) In 2019, returned goods from financial leasing operations were reclassified from inventories to investment property, because they are held for obtaining profits and capital appreciation

As of December 31, 2018

Type of asset	Balance at the beginning of the year	Appraisals(1)	Net increase (decrease) in investment properties	Adjusted fair value at the end of the year
In millions of COP
Buildings	1,425,585	59,895	(1,886)	1,483,594
Lands	231,824	17,455	-	249,279
Total	1,657,409	77,350	(1,886)	1,732,873

(1) Corresponds to the change in the commercial estimate of real estate due to the change in the consumer price index (IPC).

Amounts recognized in the statement of income for the period.

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2019	December 31, 2018	December 31, 2017
	In millions of COP
Income from rentals	85,507	79,756	77,964
Operating expenses due to:
Investment properties that generated income through rentals	(15,669)	(16,531)	(21,012)
Investment properties that did not generate income through rentals	(2,183)	(1,630)	(2,295)

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2019 and 2018, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumptions such as: discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these investment properties, the greater and best use of these investment properties is their present use. For further information about measurements techniques and inputs used by consulting companies, see Note 30 Fair Value of assets and liabilities.

As of December 31, 2019 and 2018, the Bank does not have investment properties held under financial leases.

NOTE 12. INCOME TAX

The income tax is recognized in each of the countries where the Bancolombia Group has operations, in accordance with the tax regulations in force in each of the jurisdictions.

12.1.	Components recognized in the income statement of the period:

	December 31, 2019	December 31, 2018	December 31, 2017
In millions of Colombian pesos
Current tax
Fiscal term	1,040,558	752,728	1,041,454
Prior fiscal terms(1)	7,908	(146,837)	3,967
Total current tax	1,048,466	605,891	1,045,421
Deferred tax
Fiscal term	214,498	223,544	193,177
Total deferred tax	214,498	223,544	193,177
Total income tax	1,262,964	829,435	1,238,598

(1) The recoveries of previous periods for $ 85,921 was recognized in 2017 in Bancolombia as income.

12.2.	Components recognized in Other Comprehensive Income (OCI)

December 31, 2019
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Losses related to the defined benefit liability	(38,451)	14,835	(23,616)
Net income from financial instruments measured at fair value	84,171	(12,607)	71,564
Unrealized gains on investments in associates and joint ventures using equity method.	8,151	(32)	8,119
Loss net investment coverage in operations abroad	(60,258)	20,213	(40,045)
Exchange differences arising on translating the foreign operations	104,955	-	104,955
Net	98,568	22,409	120,977

See status of Other Comprehensive Income

December 31, 2018
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Revaluation related to the defined benefit liability	37,325	(7,663)	29,662
Net incomefrom financial instruments measured at fair value	3,771	10,190	13,961
Unrealized gains on investments in associates and joint ventures using equity method.	2,581	(663)	1,918
Loss net investment coverage in operations abroad	(584,650)	172,870	(411,780)
Exchange differences arising on translating the foreign operations	1,043,593	-	1,043,593
Net	502,620	174,734	677,354

See status of Other Comprehensive Income

December 31, 2017
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Revaluation related to the defined benefit liability	3,753	(3,725)	28
Net income from financial instruments measured at fair value	17,548	9,789	27,337
Net profit investment coverage in operations abroad	36,762	(6,895)	29,867
Exchange differences arising on translating the foreign operations	412,878	-	412,878
Net	470,941	(831)	470,110

See status of Other Comprehensive Income

12.3.	Other disclosures

12.3.1.	Explanation of applicable fees

The following are the nominal rates of the current tax in each of the countries where Grupo Bancolombia has operations subject to income tax:

Companies domiciled in Colombia

The tax provisions in force in Colombia in relation to the current income tax applicable for taxable years 2019, 2018 and 2017, establish the following:

	2019	2018	2017
Income tax	33%	33%	34%
Additional points	0%*	4%	6%
Total	33%	37%	40%

* For 2019, Law 1943 of 2018 established for the financial institutions, a surcharge of 4 additional points on the general income tax. However, Decision C-510 of 2019 of the constitutional count declared this surcharge to be unenforceable.

The deferred tax as of December 31, 2019 was calculated based on the temporary differences, taking into account the applicable rates for 2020 and following years, as follows:

	2020	2021	2022	2023 onwards
Income tax	32%	31%	30%	30%
Additional points	4%	3%	3%	0%
Total	36%	34%	33%	30%

* Law 2010 of 2019 (Law on economic growth) established for financial institutions, certain additional points on the general income tax. This surcharge is subject to an advance payment of 100%.

Domiciled companies in other countries

The tax rates used for the calculation of income tax, for the taxable periods 2018 and 2019 was:

		2018	2019	2020 onwards
Companies in Peru	Income tax	29.5%	29.5%	-
Companies in Panama	Income tax	25%	25%	25%
Companies in El Salvador	Income tax	30%	30%	30%
Companies in Guatemala	Income tax	25%	25%	25%

12.3.2.	Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is:

	December 31, 2019	December 31, 2018
In millions of Colombian pesos
Temporary differences
Local Subsidiaries	(1,159,387)	(442,739)
Foreign Subsidiaries	(4,547,635)	(4,547,635)

In accordance with IAS 12 no deferred tax credit was recorded with respect to the amounts shown in the table above, because the administration can control the future time in which such differences are reversed and this is not expected to occur in the foreseeable future.

12.3.3.	Temporary differences as of December 31, 2019

- Net effect of deferred tax assets and liabilities by company disclosed in the Financial Position Statement:

	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2018
In millions of Colombian pesos
Company	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Arrendadora Financiera S.A.		(53)	94
Bagrícola Costa Rica S.A.	102		74
Grupo Agromercantil Holding	50,063			(13,566)
Banca de Inversión Bancolombia S.A.		(20,567)		(20,300)
Banco Agrícola S.A.	72,436		67,527
Bancolombia S.A.		(1,452,087)		(1,245,807)
Banistmo SA and Subsidiaries	271,057		198,958
Pasarela Colombia S.A.S(1).	118			(19)
Fideicomiso “Lote Abelardo Castro”		-		(123)
Fiduciaria Bancolombia S.A.		(5,918)		(4,265)
Gestora de Fondo de Inversión S.A	21
Inversiones CFNS S.A.S.		(452)		(1,011)
Renting Colombia S.A.		(30,656)		(22,450)
Transportempo S.A.S	1,238		163
Valores Banagrícola S.A.	8		19
Valores Bancolombia S.A.	5,959		4,342
Valores Simesa S.A.		(12,225)		(10,754)
Net Deferred Tax by Company	401,002	(1,521,958)	271,177	(1,318,295)
Net Deferred Tax		(1,120,956)		(1,047,118)

(1)Before Biba Colombia Inmobiliaria S.A.S

This section shows the net deferred tax resulting from each company and differs from the information in section 12.3.4, because there the deferred tax is disclosed according to its nature.

12.3.4.	Asset and liability deferred tax detail without netting by company

This section shows the deferred tax according to its nature and differs from the information in section 12.3.3, because there the deferred tax is shown net by company.

Assets deferred tax with effect on Income Statement, OCI and Equity

Deferred tax summary in balance sheet accounts	December 31, 2018	With effects on Results	With effects on OCI and Retained Profits	Eliminations	Reclassifications	December 31, 2019
In millions of Colombian pesos
Assets deferred tax Results	704,801	(79,475)		(14,192)	8,979	620,113
Assets deferred tax OCI and Equity	477,876		153,409		1,062	632,347
Net Deferred Tax	1,182,677	(79,475)	153,409	(14,192)	10,041	1,252,460

	December 31, 2018	Implementation	Increase	December 31, 2019
In millions of Colombian pesos
Asset Deferred Tax with effect on Income Statement:
Property and equipment	18,117	11,232	453	7,338
Employee Benefits	172,327	1,083	21,387	192,631
Deterioration assessment	56,920	37,894	99,869	118,895
Tax credits settlement	74,189	3,513	-	70,676
Financial Obligations	291,865	200,450	135	91,550
Investments evaluation	73,863	1,452	14,026	86,437
Other deductions	17,520	1,467	36,533	52,586
Total Asset Deferred Tax with effect on Income Statement	704,801	257,091	172,403	620,113

	December 31, 2018	Implementation	Increase	December 31, 2019
In millions of Colombian pesos
Asset Deferred Tax with effect on OCI and Equity:
Net investment coverage in operations abroad	179,765	-	20,213	199,978
Employee Benefits	28,603	-	10,919	39,522
Investments evaluation	-	70,034	75,005	4,971
implementation adjustment(1)	269,508	-	118,368	387,876
Total Asset Deferred Tax with effect on OCI and Equity	477,876	70,034	224,505	632,347

(1) Value recorded against retained earnings, not other comprehensive income (OCI). The increase is due to the adoption of IFRS 16.

In accordance with the financial projections, it is expected in the future to generate sufficient liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared taking into account information from the Bancolombia Group's economic research records, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the long-term Group's strategy is taken into account.

Liability deferred tax with effect on Income Statement, OCI and Equity

Deferred tax summary in balance sheet accounts	December 31, 2018	With effects on Results	With effects on OCI and Retained Profits	Eliminations	Reclassifications	December 31, 2019
In millions of Colombian pesos
Liability deferred tax Results	(2,122,001)	(219,631)	-	44,897	44,901	(2,251,834)
Liability deferred tax OCI and Equity	(107,794)	-	(14,354)	-	566	(121,582)
Net Deferred Tax	(2,229,795)	(219,631)	(14,354)	44,897	45,467	(2,373,416)

	December 31, 2018	Implementation	Increase	December 31, 2019
In millions of Colombian pesos
Liability Deferred Tax with effect on Income Statement:
Property and equipment	(243,330)	36,002	7,220	(214,548)
Lease restatement	(213,359)	-	42,072	(255,431)
Deterioration assessment	(375,178)	33,716	11,374	(352,836)
Participatory titles evaluation	(139,963)	84,335	68,136	(123,764)
Derivatives' evaluation	(178,470)	178,466	-	(4)
Goodwill	(858,849)	16,252	177,373	(1,019,970)
Properties received in payment	(77,043)	41	15,711	(92,713)
Other deductions	(35,809)	1,203	157,962	(192,568)
Total Liability Deferred Tax with effect on Income Statement:	(2,122,001)	350,015	479,848	(2,251,834)

	December 31, 2018	Implementation	Increase	December 31, 2019
In millions of Colombian pesos
Liability Deferred Tax with effect on OCI and Equity
Employee Benefits	(3,917)	3,950	33	-
Investments evaluation	(95,283)	70,051	87,629	(112,861)
Investments in associates. Adjustment for equity method	(663)	663	695	(695)
IFRS 9 implementation adjustment(1)(2)	(7,931)	-	95	(8,026)
Total Liability Deferred Tax with effect on OCI and Equity:	(107,794)	74,664	88,452	(121,582)

(1) Value recorded against retained earnings, not other comprehensive income (OCI)

(2) Effect on Grupo Agromercantil Holding due to an increase in the investments

Total deferred tax

Deferred tax summary in balance sheet accounts	December 31, 2018	With effects on Results	With effects on OCI and Retained Profits	Eliminations	Reclassifications	December 31, 2019
In millions of Colombian pesos
Asset Deferred Tax	1,182,677	(79,475)	153,409	(14,192)	10,041	1,252,460
Liability Deferred Tax	(2,229,795)	(219,631)	(14,354)	44,897	45,467	(2,373,416)
Net Deferred Tax	(1,047,118)	(299,106)	139,055	30,705	55,508	(1,120,956)

The deferred tax disclosed in section 12.1, corresponds to assets and liabilities deferred tax without eliminations amounting to COP 299,106 million, less eliminations and reclassifications amounting to COP 84,585 million.

12.3.5.	Reconciliation of the effective tax rate

Reconciliation of the tax rate	December 31, 2019	December 31, 2018	December 31, 2017
In millions of Colombian pesos
Accounting profit	4,477,531	3,615,870	3,992,771
Applicable tax with nominal rate	1,477,585	1,337,872	1,597,108
Non-deductible expenses to determine taxable profit (loss)	281,633	266,246	356,350
Accounting and non-tax expense (income) to determine of taxable profit (loss)	(822,683)	(168,134)	(179,605)
Base Differences	304,871	486,193	341,828
Fiscal and non-accounting expense (income) to determine of taxable profit (loss)(1)	434,929	(579,660)	(23,844)
Ordinary activities income exempt from taxation	(258,622)	(235,560)	(181,406)
Ordinary activities income not constituting income or occasional tax gain	(173,791)	(133,211)	(130,272)
Tax deductions	(128,211)	(25,398)	(184,620)
Goodwill Depreciation	(194,679)	(218,277)	(233,004)
Tax depreciation surplus	(100,286)	(118,046)	(177,936)
Tax rate effect in other countries(2)	27,038	(92,125)	(218,785)
Prior fiscal terms	7,908	(146,837)	3,967
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)	407,272	456,372	268,817
Total income tax	1,262,964	829,435	1,238,598

(1) The variation originates mainly from the Participation Method (current tax) and the treatment of derivatives

(2)The variation originates in adjustments for eliminations in the consolidated financial statements.

12.4.	Dividends

12.4.1.	Dividend Payment

If the parent company or any of its subsidiaries were to distribute dividends, they would be subject to the tax regulations of each of the countries where they are decreed.

12.4.2.	Dividends received from Colombian Subsidiary Companies

In accordance with the past practice the Bank as Parent of its national subsidiaries which are part of the Business Group expects to receive dividends not subject to the income tax from these subsidiaries, and will not be subject to withholding tax, in accordance with Law 2010 of 2019.

12.5.	Tax contingent Liabilities and assets

In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied and interpretations have been made to take positions on those positions for which different interpretations may arise against those made by the entity. Due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria to that of the Bancolombia Group. Consequently, a dispute or inspection by the tax authority on a particular tax treatment may affect the Bancolombia Group accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12.

In 2019, the Bancolombia Group reversed and updated the uncertain positions in accordance with the administrative acts received during the year:

Balance December 2018	Update	Payments	Reversal	Balance December 2019
114,968	12,700	6,085	19,031	102,552

12.6.	Tax credits

The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2019.

Base	Deferred tax recognized asset
In millions of Colombian pesos
235,585	70,676

In the implementation of the provisions of IAS 12 "Income Tax", a deferred tax asset is recognized, since the group companies are expected to have future taxable profits with which to charge this temporary difference.

12.7.	Tax regulation applicable to current and deferred tax corresponding to fiscal periods 2018 and 2019.

12.7.1.	Domiciled companies in Colombia

Current tax

a)	The tax regulations applicable to the 2018 and 2019 terms were those established by Law 1819 of 2016 and Law 1943 of 2018, as well as by their Regulatory Decrees and other prevailing regulations established in the Tax Code.

b)	Windfalls are taxed separately from ordinary income and are taxed at the 10% rate.

c)	Income tax is determined through the higher value between the taxable net income calculated by the ordinary system and the presumptive income determined on 3.5% of the previous year net assets for 2018 and 1.5% of the previous year net assets for 2019.

Deferred tax

The assets and liabilities deferred tax as of December 2018 was measured taking into account the rates for the income tax established by Act 1943 of 2018. As of December 31, 2019, the measurement of the deferred tax was determined with the income tax, indicated in Act 2010 of 2019; taking into account the future periods in which the temporary differences are expected to be reverted.

12.7.2.	Domiciled companies outside of Colombia

The current tax is calculated based on the accounting information expressed under the accounting technical frameworks in force in each one of the jurisdictions where the Bancolombia Group has operations.

The deferred tax as of December 31, 2019, was determined taking into account the fiscal regulations in force and applicable in each of the countries where the financial operations are carried out, using the tax rates applicable in the taxable years in which the Company expects to execute the assets or settle the liabilities.

12.7.3.	Future tax impacts from regulatory changes

Companies domiciled in Colombia

Law 1943 of 2018 was declared unenforceable by the Constitutional Court as of January 01, 2020 (Decision C-481 of 2019). Later on December 27, 2019 the National Government issued Law 2010 (Law on economic growth) for the purpose of providing continuity to many matters relating to taxation that were imposed in the previous Law and introducing certain changes into the tax system which shall be effective as of January 01, 2020:

a)	For financial institutions, the income and supplementary tax rates were amended and certain points were added to the general income tax, provided that the taxable income is equal to or greater than 120,000 TVUs (Tax Value Unit), thus:

Income and supplementary taxes
	2020	2021	2022	2023 onwards
Income tax	32%	31%	30%	30%
Additional points	4%	3%	3%	0%
Total income tax	36%	34%	33%	30%

b)	The presumptive income rate on net assets is gradually reduced, thus: 0.5% for the 2020 tax year and 0% from the 2021 tax year.

c)	The thin capitalization rules are amended, which shall apply to interest from domestic or foreign third party debt.

The thin capitalization rule does not apply to taxpayers subject to the oversight of the Financial Superintendency.

d)	The list of income that is not considered as a national source is amended as follows: Credit for the importation of goods, services, and in banking overdrafts the term of which is greater than 6 months are considered as national source income.

e)	In private equity funds, income shall be distributed between subscribers or shareholders to the same instrument received by the fund, under the same tax conditions that they would have as if directly received by the subscriber or shareholder, with the following rules being met:

i.	Where the fund’s shares are traded on a stock exchange that is subject to the inspection and oversight of Financial Superintendency of Colombia, or

ii.	Where the fund meets the following requirements:

✓	Not being more than directly or indirectly 50% or more owned by a single effective beneficiary, or related investor group or by members of a single family within the 4th degree of consanguinity or affinity, that are income tax taxpayers and;

✓	Where none of the effective beneficiaries of the fund or related investor group or family group, individually or jointly, have control or discretion over its distributions.

Without compliance to these requirements, the shareholder income shall be incurred in the same fiscal year in which it is received by the private equity fund.

The definition of what should be understood as an effective beneficiary is incorporated and the single registry of effective, final or real beneficiaries is created.

f)	The deduction to income tax of 100% of the taxes, rates and contributions effectively paid during the tax year or period, which have a causal relationship, is established as a general rule, and it is not possible for tax deductions such as: income, equity and tax normalizations.

g)	Tax on industries and businesses and notices and bulletin boards may be taken as a tax discount on income tax, up to 50% of tax, for the years 2020 and 2021. From 2022, 100% may be discounted.

h)	The tax discount is created for sales tax paid in the acquisition, construction, or formation and importation of productive real fixed assets, including those associated with necessary services for bringing them into good working order.

i)	The minimum sales price rules are amended to include services and to establish that it may not be less than 85% of its commercial value.

For shares that are not listed on stock exchanges, the sale price may not be less than the intrinsic value by more than 30%.

j)	A first employment deduction is created equivalent to 120% of salary payments made to persons under the age 28.

k)	The 2% excise tax is eliminated for real estate sales with a value greater than 26,800 Tax Value Unit - TVUs.

l)	Changes in Dividends

Withholding at source for dividends shall have the treatment as summarized below, according to the dividend status and the dividend’s beneficial taxpayer rate, thus:

1.	For dividends from profits that have paid the tax in the company, i.e. not taxable, the following rules shall be followed:

i.	Dividends received by natural persons residing in Colombia:

If the dividends are distributed to natural persons residing in Colombia, they shall be taxable at a marginal rate of 0% to 10%.

ii.	Dividends received by domestic legal persons:

The withholding rate at source shall be 7.5%

iii.	Dividends received by non-resident natural persons, foreign corporations and permanent establishments:

The withholding rate at source shall be 10%

2.	For dividends from profits that have NOT paid tax in the company, i.e. taxable, the following rule shall be followed:

These shall be taxed at the general income tax rate according to the year in which they are paid or offset (32% for 2020, 31% for 2021 and 30% from 2022). Once this withholding is discounted, the withholding rate mentioned in numeral 1 shall be applied.

Dividends distributed within companies of a Corporate Group or within societies in control situation duly registered with the Chamber of Commerce are not subject to withholding.

3.	Foreign capital investment.

For the determination of income tax related to profits obtained from capital investments external to the portfolio, irrespective of the mode or vehicle used to make the investment by the investor, the following rules shall apply:

i.	Dividends from profits that have paid tax in the company, i.e. non-taxable, the rate shall be 10%.

ii.	For dividends from profits that did NOT pay tax in the company, i.e. taxable, the following rule shall be followed:

The dividends shall be taxable at a rate of 25% and the remainder shall be applied a withholding rate of 10%.

m)	Colombian Holding Company regime

A new Colombian Holding Company regime has been created, for companies whose principal activity is holding securities, investments or shareholdings in Colombian and/or foreign corporations and the administration of such investments.

To become a beneficiary of this regime, they must guarantee a minimum direct or indirect shareholding of 10% in the capital of two or more of the corporations described above, for a minimum period of 12 months.

In addition, they must employ at least 3 people, have their own management and make strategic decisions in Colombia related to their investments and assets.

Among its main benefits, it is noted that dividends received from entities not resident in Colombia shall be in turn exempt from income tax in Colombia and shall not be subject to tax on industries and Businesses.

Dividends distributed by CHCs (Colombian Holding Companies) to residents, are taxable with a right to discount for taxes paid abroad on foreign source income, those distributed to non-residents shall be understood as foreign source income.

When the CHC (Colombian Holding Companies) transfers its shares in a foreign entity, it shall be exempt from income tax and its supplementary tax.

Domiciled companies outside of Colombia

For the term of December 2019, there were no changes in the countries where Grupo Bancolombia has operations.

NOTE 13. ASSETS HELD FOR SALE AND INVENTORIES, NET

The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2019	December 31, 2018
In millions of COP
Inventories, net	394,354	290,605
Assets held for sale	124,395	345,423
Total assets held for sale and inventories, net	518,749	636,028

13.1. Inventories

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

The Bank's inventories at December 31, 2019 and 2018, are summarized as follows:

Inventories	December 31, 2019	December 31, 2018
In millions of COP
Lands and buildings	356,480	250,543
Vehicles	49,951	41,853
Machinery	31,307	20,527
Total inventory cost	437,738	312,923
Impairment	(43,384)	(22,318)
Total inventories, net	394,354	290,605

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2019 and 2018.

13.2. Assets held for sale

The assets recognized by the Bank as assets held for sale correspond to machinery, equipment, motor vehicles, technology, and investment property, among others that have been received as foreclosed assets.

The Bank's assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2019

Assets held for sale	Banking	Banking	Banking	Banking Guatemala	Others Segment	Total
	Colombia	Panama	El Salvador
In millions of COP
Machinery and equipment	2,554	2,245	-	-	-	4,799
Cost	2,622	2,648	-	-	-	5,270
Impairment	(68)	(403)	-	-	-	(471)
Real estate for residential purposes	61,973	43,940	5,301	1,575	-	112,789
Cost	63,417	45,068	5,424	1,709	-	115,618
Impairment	(1,444)	(1,128)	(123)	(134)	-	(2,829)
Real estate different from residential properties	-	5,918	889	-	-	6,807
Cost	-	5,964	909	-	-	6,873
Impairment	-	(46)	(20)	-	-	(66)
Total assets held for sale - cost	66,039	53,680	6,333	1,709	-	127,761
Total assets held for sale -impairment	(1,512)	(1,577)	(143)	(134)	-	(3,366)
Total assets held for sale	64,527	52,103	6,190	1,575	-	124,395

(1)	For 2019 there are no assets related to investments held for sale.

In October 2019, the sale of Avefarma S.A.S, Glassfarma Tech S.A.S. y Panamerican Pharmaceutical Holding Inc., was perfected, generating a net profit of COP 7,068. These investments were classified as investments held for sale since december 2017.

In March 2019 Arrendamiento Operativo CIB S.A.C. was sold, generating a net profit of COP 36,338 and in July 2019 FiduPerú S.A. Sociedad Fiduciaria was sold generating a loss of COP 602. These investments were classified as investments held for sale since december 2017. The breakdown of the major classes of assets and liabilities classified as held for sale as of December 31, 2018 is as follows:

December 31, 2018
Assets
Cash and cash equivalents	12,476
Financial assets investment	-
Premises and equipment, net	164,356
Prepaid expenses	412
Tax receivables	7,093
Deferred tax	1,551
Assets held for sale	721
Other assets	22,393
Total assets	209,002
Liabilities
Borrowings from other financial institutions	150,254
Tax liabilities	1,054
Deferred tax liabilities	4,832
Other liabilities	7,456
Total liabilities	163,596

As of December 31, 2018

Assets held for sale	Banking	Banking	Banking	Banking Guatemala	Others Segment	Total
	Colombia	Panama	El Salvador
In millions of COP
Machinery and equipment	2,696	2,860	-	-	-	5,556
Cost	3,065	3,090	-	-	-	6,155
Impairment	(369)	(230)	-	-	-	(599)
Real estate for residential purposes	29,562	59,241	1,762	1,487	-	92,052
Cost	30,472	61,286	1,800	1,487	-	95,045
Impairment	(910)	(2,045)	(38)	-	-	(2,993)
Real estate different from residential properties	452	23,624	-	-	-	24,076
Cost	998	23,822	-	-	-	24,820
Impairment	(546)	(198)	-	-	-	(744)
Investments held for sale	-	-	-	-	19,128	19,128
Cost	-	-	-	-	19,128	19,128
Impairment	-	-	-	-	-	-
Assets related to Investments held for sale	-	-	-	-	204,611	204,611
Cost	-	-	-	-	209,002	209,002
Impairment	-	-	-	-	(4,391)	(4,391)
Total assets held for sale - cost	34,535	88,198	1,800	1,487	228,130	354,150
Total assets held for sale -impairment	(1,825)	(2,473)	(38)	-	(4,391)	(8,727)
Total assets held for sale	32,710	85,725	1,762	1,487	223,739	345,423

Assets held for sale had an impairment amounting to COP 3,366 and COP 8,727 as of December 31, 2019 and 2018, respectively. Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.

NOTE 14. OTHER ASSETS, NET

As of December 31, 2019 and 2018 the Bank’s other assets, net consist of:

Other Assets	December 31, 2019	December 31, 2018
In millions of COP
Tax advance	838,721	867,120
Marketable and non-marketable for sale assets, net	828,382	654,207
Other receivables (1)	766,251	286,583
Prepaid expenses	365,143	346,012
Assets pledged as colateral	334,190	248,662
Receivables related to abandoned accounts (2)	206,027	172,671
Accounts receivable from contracts with customers (3)	169,109	86,759
Receivable Sales of goods and service	136,139	141,098
Commission receivables	123,306	99,185
Balance in credit card clearning house	111,905	61,539
Operating leases	74,938	55,450
Interbank Borrowings not classified as cash equivalents	51,701	55,690
Taxes receivable	38,001	4,882
Commission for letters of credit	25,607	25,399
Debtors	19,348	22,054
Others	273,253	133,873
Total other assets	4,362,021	3,261,184
Allowance others	(124,772)	(64,139)
Total other assets, net	4,237,249	3,197,045

(1)	As of December 31, 2019, corresponds to receivables from importations product, bank acceptances, reconciling entries from correspondent banks, tax receivables from DIAN, derivative receivables, debt securities and spot transactions, TIP interests, and others.
(2)	Corresponds to receivables related to the application of the Colombian Law 1777 of February 1, 2016, which establishes that entities holding accounts deemed abandoned must transfer the related amounts to a fund constituted and regulated by the Icetex (Governmental entity responsible for promoting high quality education in Colombia).
(3)	See Note 25.3 Fees and commissions.

NOTE 15. DEPOSITS BY CUSTOMERS

The detail of the deposits as of December 31, 2019 and 2018 is as follows:

Deposits	December 31, 2019	December 31, 2018
In millions of COP
Saving accounts	66,914,834	59,635,379
Time deposits	63,635,078	56,853,141
Checking accounts	25,159,676	24,098,073
Other deposits	1,495,724	1,541,878
Total	157,205,312	142,128,471

The following table details the time deposits issued by the Bank:

Time deposits	Effective interest rate		December 31, 2019
Modality	Minimum	Maximum	Carrying Value	Fair value (1)
In millions of COP
Less than 6 months	0.10%	6.60%	8,611,317	8,608,691
Between 6 months and 12 months	0.10%	7.25%	8,267,750	8,287,504
Between 12 months and 18 months	0.25%	6.75%	9,458,863	9,534,399
Greater than 18 months	0.01%	13.50%	37,297,148	38,235,068
Total			63,635,078	64,665,662

(1)	See Note 30 Fair value of assets and liabilities.

Time deposits	Effective interest rate		December 31, 2018
Modality	Minimum	Maximum	Carrying Value	Fair value (1)
In millions of COP
Less than 6 months	0.10%	6.75%	9,549,206	9,554,429
Between 6 months and 12 months	0.25%	7.50%	5,572,051	5,577,962
Between 12 months and 18 months	0.25%	7.25%	7,323,840	7,368,860
Greater than 18 months	0.01%	13.50%	34,408,044	35,084,415
Total			56,853,141	57,585,666

(1)	See Note 30 Fair value of assets and liabilities.

The detail of Time deposits issued by the Bank by maturity is as follows:

December 31, 2019
Period	Carrying value	Fair value (1)
In millions of COP
Less than 1 year	44,458,114	44,993,854
Between 1 and 3 years	13,543,877	13,790,539
Between 3 and 5 years	3,578,910	3,669,471
Greater than 5 years	2,054,177	2,211,798
Total	63,635,078	64,665,662

(1)	See Note 30 Fair value of assets and liabilities.

December 31, 2018
Period	Carrying value	Fair value (1)
In millions of COP
Less than 1 year	37,911,658	38,216,970
Between 1 and 3 years	12,753,264	12,965,241
Between 3 and 5 years	4,559,122	4,663,087
Greater than 5 years	1,629,097	1,740,368
Total	56,853,141	57,585,666

(1)	See Note 30 Fair value of assets and liabilities.

NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in the statement of financial position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2019	December 31, 2018
In millions of COP
Interbank Deposits
Interbank liabilities	1,363,679	1,374,222
Total interbank	1,363,679	1,374,222
Repurchase agreements and other similar secured borrowing
Short selling operations	555,337	136,786
Temporary transfer of securities	758,400	2,178,769
Total Repurchase agreements and other similar secured borrowing (1)	1,313,737	2,315,555
Total money market transactions	2,677,416	3,689,777
(1)	Total repo liabilities have maturities of less than 30 days.

Offsetting of Repurchase and Resale Agreements

The Bank's assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.

The Bank does not offset repurchase and resale transactions with the same counterparty in the consolidated statement of financial position.

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2019 and 2018:

As of December 31, 2019

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements	3,016,064	-	3,016,064	(3,016,064)	-
Securities sold under repurchase agreements	(1,313,737)	-	(1,313,737)	1,313,737	-
Total repurchase and resale agreements	1,702,327	-	1,702,327	(1,702,327)	-

As of December 31, 2018

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements	931,820	-	931,820	(931,820)	-
Securities sold under repurchase agreements	(2,315,555)	-	(2,315,555)	2,315,555	-
Total repurchase and resale agreements	(1,383,735)	-	(1,383,735)	1,383,735	-

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2019 and 2018, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2019	December 31, 2018
In millions of COP
Obligations granted by foreign banks (1)	9,200,571	11,217,308
Obligations granted by domestic banks	4,758,772	5,120,656
Total	13,959,343	16,337,964
(1)	The Bank has recognized a financial liability with BAM Financial Corporation (BFC) amounting to USD 290,4 millions as of December 31, 2019 and USD 259.4 million as of December 31, 2018, due to its obligation to pay cash in future to purchase the non-controlling shares of Grupo Agromercantil Holding pursuant to an outstanding put option expiring in 2024. The Bank will reclassify the liability to equity if the put expires unexercised.

Obligations granted by domestic banks

As of December 31, 2019

Financial entity	Rate Maximum	Rate Minimum	December 31, 2019

In millions of COP
Financiera de desarrollo territorial (Findeter)	10.02%	0.21%	2,527,879
Banco de comercio exterior de Colombia (Bancoldex)	16.66%	2.13%	846,874
Fondo para el financiamiento del sector agropecuario (Finagro)	14.40%	0.63%	578,665
Other private financial entities	8.51%	6.08%	805,354
Total			4,758,772

As of December 31, 2018

Financial entity	Rate Maximum	Rate Minimum	December 31, 2018

In millions of COP
Financiera de desarrollo territorial (Findeter)	10.19%	0.24%	2,591,423
Banco de comercio exterior de Colombia (Bancoldex)	15.46%	2.17%	1,205,958
Fondo para el financiamiento del sector agropecuario (Finagro)	14.54%	0.85%	634,048
Other private financial entities	7.92%	5.82%	689,227
Total			5,120,656

The maturities of financial obligations with domestic banks as of December 31, 2019 and 2018, are the following:

Domestic	December 31, 2019	December 31, 2018
In millions of COP
Amount expected to be settled:
More than twelve months after the reporting period	4,411,393	4,894,259
No more than twelve months after the reporting period	347,379	226,397
Total	4,758,772	5,120,656

Obligations granted by foreign banks

As of December 31, 2019

Financial entity	Rate Maximum	Rate Minimum	December 31, 2019
In millions of COP
Financing with correspondent banks	4.81%	2.05%	8,340,378
Corporación Andina de Fomento (CAF)	4.33%	2.29%	333,095
Banco Latinoamericano de Comercio Exterior (Bladex)	4.75%	2.71%	457,228
Banco Interamericano de Desarrollo (BID)	4.91%	3.28%	69,870
Total			9,200,571

As of December 31, 2018

Financial entity	Rate Maximum	Rate Minimum	December 31, 2018
In millions of COP
Financing with correspondent banks	5.66%	2.81%	10,140,356
Corporación Andina de Fomento (CAF)	5.01%	2.93%	529,464
Banco Latinoamericano de Comercio Exterior (Bladex)	4.89%	3.15%	473,549
Banco Interamericano de Desarrollo (BID)	5.64%	4.32%	73,939
Total			11,217,308

The maturities of the financial obligations with foreign entities as of December 31, 2019 and 2018 are the following:

Foreign	December 31, 2019	December 31, 2018
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	6,286,622	9,743,905
More than twelve months after the reporting period	2,913,949	1,473,403
Total	9,200,571	11,217,308

NOTE 18. DEBT INSTRUMENTS IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2019

Issuer	Currency		Face value(1)	Balance	Rate Range
Bancolombia S.A.	Local	COP	4,571,386	4,614,044	5.86%-10.27%
Bancolombia S.A.	Foreign	USD	3,311,481	10,668,375	2.15%-6.22%
Banco Agrícola S.A.	Foreign	USD	514,000	1,676,517	5.27%-7.17%
Bancolombia Panamá S.A.	Foreign	USD	140,351	467,837	2.25%-3.70%
Grupo Agromercantil Holding S.A.	Foreign	USD	915	3,000	0.25%-7.25%
Banistmo S.A. y filiales	Foreign	USD	749,363	2,473,666	2.65%-5.00%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	5,471	18,076	2.65%-2.95%
Total				19,921,515
(1)	Face value is in US dollar for foreign currency bonds.

As of December 31, 2018

Issuer	Currency		Face value(1)	Balance	Rate Range
Bancolombia S.A.	Local	COP	4,533,392	4,607,153	5.91%-10.89%
Bancolombia S.A.	Foreign	USD	3,237,466	10,452,432	2.60%-6.22%%
Banco Agrícola S.A.	Foreign	USD	549,000	1,774,852	5.27%-7.17%
Bancolombia Panamá S.A.	Foreign	USD	139,280	457,495	2.60%-3.50%
Grupo Agromercantil Holding S.A.	Foreign	USD	300,939	986,476	0.25%-7.25%
Banistmo S.A. y filiales	Foreign	USD	606,635	1,980,824	2.65%-5.00%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	8,499	28,001	2.70%-3.00%
Total				20,287,233
(1)	Face value is in US dollar for foreign currency bonds.

The breakdown of the Bank securities in issue by term is as follows:

As of December 31, 2019

Issuer	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds (1)	-	-	-	1,216,533	1,216,533
Ordinary bonds	-	-	155,102	3,242,409	3,397,511
Foreign currency
Subordinated bonds (1)	-	-	-	6,925,854	6,925,854
Ordinary bonds	259,503	879,255	261,020	6,981,839	8,381,617
Total	259,503	879,255	416,122	18,366,635	19,921,515
(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

Green Bonds Offering

On June 25, 2019 Bancolombia S.A. completed the offering of ordinary bonds in an aggregate principal amount of COP 657,000. The bonds will mature 5 years from the date of issue. This issuance was allocated through a public offering aimed at institutional investors authorized to operate in the second market exchange, including multilateral organizations.

Subordinated Notes Offering

On December 18, 2019, the Bank priced the public offering of USD 550,000 in aggregate principal amount of its Subordinated Notes due December 18, 2029.

The Notes have a 10-year maturity, an optional redemption right on the fifth year and a coupon of 4.625%, payable semi-annually on December 18 and June 18 of each year, beginning on June 18, 2020.

In relation to the Bond offer made, the bank acquired a portion of its Bonds maturing in 2020 and 2022, issued on July 26, 2010 and September 4, 2012 respectively, through a private bond exchange agreement followed by a “Tender Offer” intermediary bond public offering.

In connection with the Notes Offering, the Bank acquired a portion of its Bonds maturing in 2020 and 2022, issued on July 26, 2010 and September 4, 2012, respectively, through a private exchange followed by a Dealer Intermediated Tender Offer.

During the transaction, the Bank maintained a third party financial entity as a principal, which was responsible for the execution of the transfer and the exchange. In this regard the Bank has recognized as non-extinguishment the modification of the debt instruments in issue corresponding to a portion of the Notes due 2020 and Notes due 2022. therefore, the modified debt instruments are adjusted with effect in the result of the period to the present value of the new terms, discounted at the original effective interest rate and the costs associated with the transaction will be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instruments using the interest method.

Giving application to IFRS 9 financial instruments and IFRIC 16 hedges of a net investment in a business abroad, the Bank arranged to cover the exchange rate risk that arises from the date of acquisition of its investment in the subordinate Banistmo S.A, designating bonds issued in foreign currency for USD 2.2 billion, as hedging instruments.

For information related with the disclosures of fair value of the debt securities in issued, see Note 30 Fair value of assets and liabilities.

As of December 31, 2018

Issuer	Less than 1 year	Between 1 to 3 years	Between 3 to 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds (1)	-	-	-	1,425,034	1,425,034
Ordinary bonds	-	-	154,813	3,027,306	3,182,119
Foreign currency
Subordinated bonds (1)	-	-	-	6,790,506	6,790,506
Ordinary bonds	652,579	339,419	159,721	7,737,855	8,889,574
Total	652,579	339,419	314,534	18,980,701	20,287,233

(1)	The subordinated bonds, in the event of default of the Bank, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

Sustainable Bonds Offering

In July 19, 2019 the Bank announced that it completed the issuance and placement of an offering of sustainable bonds (Bonos sostenibles) in an aggregate principal amount of COP 657,000 in the Segundo Mercado exchange, with a term of 5 years and an interest rate of IBR + 1.60%. The proceeds from the offering will be used to finance sustainability projects including renewable energy, energetic efficiency, cleaner production, social infrastructure, and access to housing, among others, in accordance with international standards contemplated by the Sustainability Bond Guidelines. The IIC (Interamerican Investment Corporation) and the IDB (Interamerican Development Bank), acquired all the bonds in the offering.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2019	December 31, 2018
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	3,228,110	2,854,161
More than twelve months after the reporting period	16,693,405	17,433,072
Total	19,921,515	20,287,233

As of December 31, 2019 and 2018, there were no covenants linked to the aforementioned securities in issue, nor were any of these instruments past due by the Bank in relation to its financial obligations.

NOTE 19. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

Post-employment and long-term benefit plans	December 31, 2019	December 31, 2018
In millions of COP
19.1 Defined benefit pension plan	163,152	155,075
19.2 Severance obligation	26,547	30,732
19.3 Retirement Pension Premium Plan and Senior Management Pension Plan Premium	198,260	170,596
19.4 Other long term benefits	416,969	362,862
Total Post-employment and long-term benefit plans	804,928	719,265
Fair value Plan assets	35,981	37,136
Total Unfunded Post-employment and long-term benefit plans	768,947	682,129

These benefits include all types of payments that the Bank provides to its employees. The recognition of liabilities related to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by management (with the assistance of external actuaries) related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

Short-term employment benefit plans recognized in the statement of financial position in the line “other liabilities” consist of the following:

Other employment benefit plans	December 31, 2019	December 31, 2018
In millions of COP
Current severance obligation(1)	125,255	113,654
Bonuses and short-term benefits	403,872	351,697
Other employment benefit plans	529,127	465,351

(1)	See 19.2 Severance obligation.

As of December 31, 2017, the amount recognized through profit or loss, due to benefit employee plans' current service cost and interest cost, was COP 109,126; on the other hand, COP 1,007 was recognized through other comprehensive income as a result of the net actuarial gain or loss due to change in assumptions, demographic experience and foreign currency translation effect.

Bonuses and short-term benefits

As of December 31, 2019, and 2018, the amounts of COP 403,872 and COP 351,697, respectively, were recognized by the Bank as bonuses related to private agreements in connection with the employees' variable compensation.

Post-employment benefits

19.1 Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2019 and 2018 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2019, 623 participants were covered by this plan, and as of December 2018, 644 participants.

For purposes of the projected assessment of the pension plan obligation, in the absence of a deep market of high-quality corporate debt, the sovereign bond curve of the Colombian Government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the statement of income as “salaries and employee benefits”, and includes the interest costs and cost of current service.

Defined benefit pension plan	2019	2018
In millions of COP
Present value of the obligation as of January 1	122,383	125,480
Interest cost	7,880	7,547
Benefits paid	(11,857)	(11,795)
Net actuarial loss / (gain) due to changes in demographic assumptions	10,518	(2,220)
Net actuarial loss due to plan experience	104	3,371
Defined obligation, unfunded as of December 31	129,028	122,383

Panama

The pension plan for Banistmo and its subsidiaries provides defined benefits based on average salary paid during the most recent 120 months before retirement and years of service of certain employees entitled to receive the benefits. The pension benefit vests after 10 years of service. As of December 31, 2019, and 2018, there were 58 participants (28 participants with deferred benefits and 30 participants receiving benefits), and 60 participants (30 participants with deferred benefits and 30 participants receiving benefits), respectively.

Defined benefit pension plan	2019	2018
In millions of COP
Present value of the obligation as of January 1	5,863	6,109
Interest cost	229	177
Actuarial loss / (gain) – experience	620	(536)
Actuarial (gain)/loss - financial assumptions	(610)	46
Benefits paid from plan assets	(782)	(405)
Foreign currency translation effect	51	472
Defined obligation, funded as of December 31	5,371	5,863

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

Defined benefit pension plan	2019	2018
In millions of COP
Present value of the obligation as of January 1	26,829	18,279
Current cost of service	1,219	878
Interest cost	2,215	1,410
Benefits paid	(1,097)	(401)
Actuarial (gain)/loss - financial assumptions	(770)	5,384
Foreign currency translation effect	357	1,279
Defined obligation, funded as of December 31	28,753	26,829

19.2 Severance obligation

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

As of December 2019, and 2018, 353 and 453 participants respectively, were covered by this plan.

The balances recognized in the statement of financial position are listed below:

Defined benefit severance obligation plan	2019	2018
In millions of COP
Present value of the obligation as of January 1	30,732	38,041
Current cost of service	862	1,598
Interest cost	1,952	2,333
Benefits paid	(8,414)	(11,586)
Net actuarial loss due to assumption changes and plan experience	1,415	346
Defined obligation, unfunded as of December 31	26,547	30,732
Current severance regimen (1)	125,255	113,654
Total	151,802	144,386

(1)	Corresponds to the amounts pending to transfer to private funds. See Note 20 Other liabilities

19.3 Retirement Pension Premium Plan and Senior Management Pension Plan Premium

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

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2019, and 2018, there were 2,850 and 2,837 participants respectively, covered by the plan.

Since 2018, Banagrícola S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date, death or disability based on the number of years of service to the organization. As of December 31, 2019, there was 1 participant covered by the plan.

Guatemala

Grupo Agromercantil Holding has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2019, and 2018, there were 3,075 and 3,577 participants respectively, covered by the plan.

Panama

Since 2018, Banistmo S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date, death or disability based on the number of years of service to the organization. As of December 31, 2019, there was 1 participant covered by the plan.

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan and Senior Management Pension Plan Premium	2019	2018
In millions of COP
Present value of the obligation as of January 1	170,596	167,646
Current service cost	16,687	14,546
Interest cost	11,161	10,535
Benefits paid	(31,784)	(18,829)
Past service cost	75	-
First time application effect of IAS 19 to new defined benefit obligation of Banistmo at December 31, 2018(1)	-	2,479
First time application effect of IAS 19 to new defined benefit obligation of Banagrícola at Decembre 31, 2018(2)	-	821
Net actuarial (gain) / loss due to assumption changes and plan experience (3)	30,875	(9,059)
Foreign currency translation effect	650	2,457
Defined obligation, unfunded as of December 31	198,260	170,596

(1)	Banistmo S.A has decided to recognize a new employee benefit plan for its senior management executives based on the number of years of service to the organization.
(2)	Banagrícola S.A has decided to recognize a new employee benefit plan for its senior management executives based on the number of years of service to the organization.
(3)	The increase in actuarial losses from experience adjustment is mainly due to a reduction of the discount rate used in actuarial valuation of 2019 against 2018.

19.4 Other long term benefits

In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2019 and December 31, 2018, the reconciliation of the other long term benefits is set below:

Other long term benefits	2019	2018
In millions of COP
Present value of the obligation as of January 1	362,862	341,846
Current service cost	33,944	34,382
Interest cost	24,122	21,598
Benefits paid	(36,884)	(32,464)
Net actuarial loss / (gain) due to assumption changes and plan experience (1)	32,850	(3,237)
Foreign currency translation effect	75	737
Defined obligation, unfunded as of December 31	416,969	362,862

(1)	The increase in actuarial losses from experience adjustment, is mainly due to a reduction of the discount rate used in actuarial valuation of 2019 against 2018.

19.5 Plan Assets

Bancolombia

As of December 2018, the Bank established an asset plan to secure the benefits promised in the Senior Management Pension Plan Premium. The assets plan is managed by a Private Pension Fund.

The plan assets’ fair value as of December 31, 2019 and 2018 is as follow:

Bancolombia’s Plan assets	2019	2018
In millions of COP
Fair value of assets as of January 1	32,252	-
Employer contributions	-	32,252
Interest income on plan assets	2,118	-
Return on plan assets greater/(less) than discount rate	2,038	-
Benefits paid	(4,647)	-
Fair value assets at the end of the year	31,761	32,252

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

The components of the periodic net cost of the plans previously mentioned and the total of charges (credits) recognized in the consolidated statement of income are as follows:

The following table details the change in plan assets:

Banistmo’s Plan assets	2019	2018
In millions of COP
Fair value of assets as of January 1	4,884	4,765
Interest income on plan assets	101	161
Return on plan assets less than discount rate	(25)	(33)
Benefits paid	(782)	(405)
Foreign currency translation effect	42	396
Fair value assets as of December 31	4,220	4,884

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the consolidated statement of income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2019	2018
In millions of COP
Pension	200,615	182,991
Current severance regimen	60,777	57,130
Total	261,392	240,121

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2019	December 31, 2018
Discount rate	5.70%	6.90%
Rate of wage increase	5.95%	5.70%
Projected inflation	3.45%	3.40%
Rate of pension increase	3.45%	3.40%

Bancolombia Panama

Main projected assumptions	December 31, 2019	December 31, 2018
Discount rate	2.80%	4.00%
Rate of wage increase	2.00%	2.00%
Projected inflation	1.00%	1.00%

Banistmo

Main projected assumptions	December 31, 2019	December 31, 2018
Discount rate	4.00%	4.00%
Expected long-term rate of return on plan assets	3.40%	2.30%
Rate of wage increase	3.00%	3.00%

El Salvador

Main projected assumptions	December 31, 2019	December 31, 2018
Discount rate	3.00%	4.10%
Rate of wage increase	2.00%	2.50%
Projected inflation	1.00%	1.50%

Guatemala

Main projected assumptions	December 31, 2019	December 31, 2018
Discount rate	8.20%	8.20%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%

In 2019, the assumption of mortality used in the preparation of the assessment of the estimated liabilities is based on tables RP-2000, CSO-80 and RV-08, which reflect average ages of mortality from 32-75 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2019 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

The nature of the risks related to the obligations aforementioned are summarized below:

Investment risk	The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks
Interest rate risks	A reduction of the bond interest rates will increase the obligation of the plan
Longevity risk	The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation
Salary risk	The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants' wages will increase the obligation of the plan

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2020	12,710	59,755
2021	12,725	59,913
2022	12,639	60,557
2023	12,477	68,510
2024	12,241	65,555
2025 a 2029	55,563	320,739

Sensitivity analysis

Defined Benefit Obligations (DBO) was calculated using the Projected Unit Credit method. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions and regulations, or as resulting from future gains and losses.

Colombia

Pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.20%	0.50% increase	(4,798)
Discount rate	5.20%	0.50% decrease	5,153
Salary increases	3.95%	0.50% increase	5,540
Salary increases	2.95%	0.50% decrease	(5,197)
Mortality Table	RV-08 ("Rentistas Validos")	One year increase in life expectancy	5,764

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.20%	0.50% increase	(6,349)
Discount rate	5.20%	0.50% decrease	7,013
Salary increases	6.45%	0.50% increase	6,998
Salary increases	5.45%	0.50% decrease	(6,396)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.20%	0.50% increase	(626)
Discount rate	5.20%	0.50% decrease	652
Salary increases	6.45%	0.50% increase	1,465
Salary increases	5.45%	0.50% decrease	(1,424)

Senior Management Pension Plan Premium

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.20%	0.50% increase	(997)
Discount rate	5.20%	0.50% decrease	1,046
Salary increases	6.45%	0.50% increase	1,033
Salary increases	5.45%	0.50% decrease	(994)

Panama

Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	4.50%	0.50% increase	(257)
Discount rate	3.50%	0.50% decrease	279
Mortality Table	RP-2000	One year increase in life expectancy	187

Guatemala

Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.70%	0.50% increase	(2,324)
Discount rate	7.70%	0.50% decrease	2,645
Salary increases	5.50%	0.50% increase	1,645
Salary increases	4.50%	0.50% decrease	(1,490)
Mortality Table	RP-2000	One year increase in life expectancy	817

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.70%	0.50% increase	(883)
Discount rate	7.70%	0.50% decrease	929
Salary increases	5.50%	0.50% increase	953
Salary increases	4.50%	0.50% decrease	(913)

El Salvador

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	3.50%	0.50% increase	(744)
Discount rate	2.50%	0.50% decrease	808
Salary increases	2.50%	0.50% increase	113
Salary increases	1.50%	0.50% decrease	(146)

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.20%	0.50% increase	(14,685)
Discount rate	5.20%	0.50% decrease	15,743
Salary increases	6.45%	0.50% increase	15,612
Salary increases	5.45%	0.50% decrease	(14,708)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	3.50%	0.50% increase	(183)
Discount rate	2.50%	0.50% decrease	196

NOTE 20. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2019	December 31, 2018
In millions of COP
Payables	1,927,945	1,638,010
Suppliers	1,495,415	1,386,809
Advances(1)	946,488	1,043,611
Collection services	438,490	884,805
Bonuses and short-term benefits(2)	403,872	351,697
Security contributions	363,802	341,872
Salaries and other labor obligations	292,570	265,337
Dividends(3)	279,125	267,468
Advances in leasing operations and loans	207,045	133,377
Provisions(4)	190,690	168,033
Liabilities from contracts with customers(5)	60,791	75,845
Deferred interests	34,290	44,598
Other	115,122	166,791
Total	6,755,645	6,768,253

(1)	For the year 2019 and 2018 advances includes the amount received by the Bank in balances related to insurance operations amounting to COP 78,203 and COP 67,136, respectively, balances held by court order amounting to COP 60,584 and COP 62,861, respectively, gain on derivatives first day valuation amounting to COP 50,317 and COP 55,573, respectively, excess cash amounting to COP 6,518 and COP 5,161, respectively and balances of credit cards charges pending to be applied amounting to COP 4,869 and COP 7,214. Additionally, for the years 2019 and 2018, the line includes guaranteed deposits for capital market transactions in foreign currency for COP 324,768 and COP 459,966, respectively.
(2)	For further information, see Note 19 Employee benefit plans (Bonuses and short-term benefits).
(3)	The increase is due to the last installement payment effective for the dividends approved by the annual shareholders’ meeting that took place in 2019 and 2018, respectively.
(4)	See Note 21 Provisions and contingent’s liabilities.
(5)	See Note 25.3 Fees and commissions.

NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES

21.1. Provisions

The following tables show the detail of the provisions:

As of December 31, 2019

	Judicial proceedings	Administrative proceedings	Financial guarantees(1)	Loan commitments(1)	Onerous contracts(2)	Total
In millions of COP
Balance at January 1, 2019	36,873	468	23,100	104,559	3,033	168,033
Additions recognized in the year	7,272	6,139	16,210	73,101	-	102,722
Provisions used during the period	(3,122)	-	-	-	(2,796)	(5,918)
Provisions reversed during the period	(5,729)	-	(22,365)	(46,835)	(267)	(75,196)
Foreign currency translation adjustment	395	-	-	561	-	956
Effect of discounted cash flows	63	-	-	-	30	93
Final balance at December 31, 2019	35,752	6,607	16,945	131,386	-	190,690

(1)	The provisions for financial guarantees and loan commitments as of December 31, 2019 were estimated according to the expected credit losses methodology required by IFRS 9.
(2)	During 2019, the onerous contracts were finished.

As of December 31, 2018

	Judicial proceedings	Administrative proceedings	Financial guarantees(1)	Loan commitments(1)	Onerous contracts	Total
In millions of COP
Balance at December 31, 2017	30,412	1,592	52,290	99,500	-	183,794
Effect of adoption of IFRS 9	-	-	(3,215)	(8,574)	-	(11,789)
Balance at January 1, 2018	30,412	1,592	49,075	90,926	-	172,005
Additions recognized in the year	22,281	7,272	7,708	21,922	2,759	61,942
Provisions used during the period	(6,489)	-	(5)	-	-	(6,494)
Provisions reversed during the period	(10,176)	(8,396)	(33,686)	(13,713)	-	(65,971)
Foreign currency translation adjustment	606	-	8	5,424	274	6,312
Effect of discounted cash flows	239	-	-	-	-	239
Final balance at December 31, 2018	36,873	468	23,100	104,559	3,033	168,033

(1)	The provisions for financial guarantees and loan commitments as of December 31, 2018 were estimated according to the expected credit losses methodology required by IFRS 9.

The following explains the significant changes in the provisions of financial guarantees and loan commitments during period at December 31, 2019 and 2018 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2019	112,754	14,890	15	127,659
Net remeasurement of loss allowance	10,530	15,810	28	26,368
Transfer 12-month ECL	44,126	(35,204)	-	8,922
Transfer Lifetime ECL not credit-impaired	(28,589)	70,573	(3)	41,981
Transfer Lifetime ECL credit-impaired	(5,007)	(19,559)	31	(24,535)
Provisions used during the period	57,377	5,564	2	62,943
Provisions reversed during the period	(61,265)	(7,923)	(12)	(69,200)
Translation adjustment	469	92	-	561
Balance at December 31, 2019	119,865	28,433	33	148,331

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2018	125,189	14,502	310	140,001
Net remeasurement of loss allowance	(24,851)	3,239	17,602	(4,010)
Transfer 12-month ECL	(16,727)	(20,644)	(3,528)	(40,899)
Transfer Lifetime ECL not credit-impaired	(5,216)	33,702	(7,769)	20,717
Transfer Lifetime ECL credit-impaired	(2,908)	(9,819)	28,899	16,172
Provisions used during the period	28,360	988	6,741	36,089
Provisions reversed during the period	(20,459)	(4,757)	(24,637)	(49,853)
Translation adjustment	4,515	918	(1)	5,432
Balance at December 31, 2018	112,754	14,890	15	127,659

Judicial proceedings

The judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments that will be made by these processes will not generate significant losses in addition to the provisions recognized as of December 31, 2019 and 2018, the Bank does not expect to obtain any kind of reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.

Administrative proceedings

It corresponds mainly to COP 5,467 as a result through government channels about discussion by difference of criteria in ICA tax.

Loan commitments

In order to meet the needs of its customers, the Bank issues loan commitments, letters of credit and bank guarantees. Loan commitments are those approved irrevocable loans, in which, despite having acquired a commitment to grant them, due to the contract or agreement or for any other reason they are still pending disbursement.

Financial guarantees

The Bank grants bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment where the Bank will monetarily cover up to the maximum amount guaranteed, the breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. The Bank expects most of those guarantees provided to expire before they are used.

The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee:

Guarantees for the energy sector

The Bank shall be responsible before the guarantee’s beneficiary in the following situations:

• Lack of energy supply due to a low availability from the generating company (the guaranteed entity).

• Non-compliance with the contract signed by the guaranteed entity.

• Non-compliance with the payment of energy supply.

• Non-compliance with the construction and operating of power plants.

• Non-compliance with the construction and operating of transmission lines.

Guarantees for the hydrocarbons sector

The Bank shall be responsible before the guarantee’s beneficiary in the following situations:

• Non-compliance with the contractual obligations in the Minimum Exploration Program.

• Non-compliance with the contractual obligations in the Additional Exploratory Program

• Non-compliance with the contractual obligations in the Post Exploratory Program.

• Non-compliance with the comply with the Technical Evaluation obligations.

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

As of December 31, 2019

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	320,004
Guarantees greater than 1 month and up to 3 months	486,485
Guarantees greater than 3 months and up to 1 year	2,579,639
Guarantees greater than 1 year and up to 3 years	696,768
Guarantees greater than 3 year and up to 5 years	68,150
Guarantees greater than 5 years	144,904
Total	4,295,950

As of December 31, 2018

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	303,308
Guarantees greater than 1 month and up to 3 months	780,103
Guarantees greater than 3 months and up to 1 year	2,287,434
Guarantees greater than 1 year and up to 3 years	1,426,992
Guarantees greater than 3 year and up to 5 years	277,710
Guarantees greater than 5 years	177,828
Total	5,253,375

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and do not reflect expected results.

Onerous contracts

For the Bank an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

21.2. Contingent liabilities

The contingencies with a claimed amount higher than USD 5,000 by claimed amount against the Bank, with significant importance to be disclosed in notes to the financial statements as of December 31, 2019 are presented below:

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

This action was on hold due to its consolidation with the constitutional public interest action filed by Carlos Aponte against various financial institutions. As of December 31, 2019, such proceeding is in the evidentiary stage, specifically in the practice of the expert opinion and no provisions have been made.

Fiscal Responsibility Lawsuit (“Proceso de responsabilidad fiscal”) between Contraloría Departamental de Cundinamarca vs. GEHS, Bancolombia, et al.

The Wastewater Treatments Plant Chía I Delicias Sur of the Municipality of Chía’s development was defined through a leasing agreement entered on September 28, 2015 by and between the Municipality of Chia (tenant) and Bancolombia S.A., valued at USD 5,846. The object of such agreement was into the financing of the project, optimization, design and construction of the wastewater treatment plant PTAR Chía I Delicias Sur; as of December 31, 2018, the agreement was in the stage of advances (with payment of interest on the disbursements made to the supplier), which refers to the contractual stage in which the resources are delivered for the execution of the project in advance of the final payment. The current Mayor of the Municipality of Chía has conveyed anomalies he has found in the execution of the aforementioned project and, as a consequence of the aforementioned anomalies, the Contraloría de Cundinamarca initiated a fiscal responsibility lawsuit for an alleged patrimonial detriment in public funds of the amount of USD 5,846 against GEHS Global Environment and Health Solutions of Colombia (provider), Guillermo Varela Romero, Rafael Antonio Ballesteros Gómez, Luis Alejandro Prieto González and Bancolombia S.A.

As of December 31, 2019, the fiscal responsibility lawsuit is in the evidentiary stage and has a provision of USD 1,126.

Bancolombia´s Judicial Litigations concluded during 2019

The following contingencies listed below are contingencies reported as of December 31, 2018 that were concluded in the Bank’s favor as of December 31, 2019:

Case/Procedure	Amount	Termination/Decision
Miles of USD
Colombian National Tax Office (DIAN) Resolution 04 of 2017	6,101	Favorable

BANITSMO

Ordinary claim filed by Melenao Mora and Said Diaz:

The plaintiffs claim the payment of the costs of the material and moral damages resulting from a criminal proceeding filed by Banistmo (28-10-2004) against them for alleged criminal acts that caused damage to the bank because of the issuance of credit lines to enterprises where they figured as legal representatives.

The plaintiffs seek the payment of material and moral damages which according to their valuation amounts to USD 20,000. By means of the judgement made by the first instance, the bank should repair the material damages, product of the criminal process imposed against the plaintiffs, as well as to pay the sum of USD 2,300 to each of the plaintiffs for moral damages.

The Bank filed an appeal against the judgement made by the first instance, motivated by the errors made in the admission of the evidence and legal grounds in which the decision was based on. The external counsel has labeled this contingency as possible.

Ordinary claim filed by Deniss Rafael Perez Perozo, Carlos Pérez Leal and others.

Promotora Terramar (a HSBC client) received USD 299 in payments through Visa Gift Cards issued by U.S Bank, as partial payment for two apartments in Panama City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity promoted by Promotora Terramar, when a deposit monitoring alert was activated due to the high number of cards with the same BIN and Bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC held USD 287 from Promotora Terramar´s accounts; nevertheless, after further investigations the money was refunded.

The plaintiffs' claim a compensation of the material and moral damages caused, which according to their valuation amounts to USD 5,252. As of December 31, 2019, the process is suspended and pending the initiation of the evidentiary stage. The external counsel has labeled this contingency as remote.

BANCO AGRÍCOLA

The authority on taxes of El Salvador, in accordance with the resolution of October 2018, determined that Banco Agrícola failed to pay and declare income taxes related to fiscal year 2014 for a total of USD 11,116 and the corresponding fine of USD 5.5.

The Bank filed an appeal. In the Bank´s opinion, the General Directorate of Internal Tax made some law and fact errors. The attorneys have labeled this contingency as remote.

ARRENDADORA FINANCIERA S.A. ARFINSA SUBSIDIARY OF BANCO AGRÍCOLA

Corporación de Alimentos S.A. de CV

The plaintiffs filed a claim for alleged damages derived from funds wrongfully delivered to third parties that were not entitled to receiving said funds. The claim seeks USD 6,454. As of December 31, 2019, the process is the evidentiary stage. The external counsel has labeled this contingency as remote.

BANCO AGROMERCANTIL

Superintendencia de Administración Tributaria

The Superintendence of Tax Administration of Guatemala (STA) contested the income tax return corresponding to the year 2014 and demanded an adjustment from the Bank valued in USD 13.617 (USD 6.808 tax plus a fine of USD 6.808). The Bank disagrees with the STA´s adjustment and initiated a judicial proceeding against the STA asking the court to declare the illegality of the adjustment. As of December 31, 2019, the claim is currently in the evidentiary stage. The external counsel has labeled this contingency as remote.

Delicarnes, Sociedad Anónima

Delicarnes, Sociedad Anónima, acquired a mortgage loan in BAM and failed its obligation to pay it on the agreed date, so BAM filed a collection action against it. Delicarnes, opposed the collection action, and filed against BAM, an ordinary claim for damages because it argues considers that did not breach the contract and therefore, should not have been sued, Delicarnes claims compensation from BAM of USD 70,379. The Bank opposed to Delicarne´s claim and as of December 31, 2019, this process is in the evidentiary stage. The external counsel has labeled this contingency as remote.

Dany Ward Mcnab Valladares

North Shore Development Company, S.A (NSDC) acquired several credits with BAM and Mercom Bank Ltd. (BAM ‘subsidiary company) that did not pay in the agreed upon terms, so to pay the debts, NSDC gave BAM and Mercom Bank Ltd., with the express authorization of its shareholders (including the shareholder Dany Ward Mcnab Valladares), some properties for the sum of USD 23,800.

After giving the assets in payment, Dany Ward Mcnab Valladares, a shareholder of North Shore Development Company, S.A (NSDC), filed a claim for the annulment of non- recourse debts in favor of BAM and Mercom Bank, that were made by North Shore Development Company, S.A. and the recognition of damages. His claim was based on the fact that, when North Shore Development Company, S.A, paid with its goods to BAM and Mercom Bank it was left without sufficient assets to pay him a debt for USD 18,200. As of December 31, 2019, the process is in the notification stage of the claim response. This legal procedure is carried out in the Courts of the Island of Roatan, Republic of Honduras and in the opinion of the external counsel; the probability of this contingency is remote.

NOTE 22. SHARE CAPITAL

The subscribed and paid-in capital is the following:

Share capital	December 31, 2019	December 31, 2018
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value)	480,914	480,914

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

Dividends declared with respect to net income earned in:	Cash dividends per share (Stated in COP)
2019	1,638
2018	1,092
2017	1,020
2016	950
2015	888
2014	830

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

NOTE 23. APPROPRIATED RESERVES

As of December 31, 2019 and December 31, 2018 the appropriated retained earnings consist of the following:

Concept	December 31, 2019	December 31, 2018
In millions of COP
Appropriation of net income (1)	9,406,792	9,312,009
For Fiscal provisions (2)	262,673	276,640
Others	743,627	153,125
Total Appropiated reserves	10,413,092	9,741,774

(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)	Pursuant to Article 130 of Tax Statute, a non-distributable reserve to the shareholders was established for the 70% of the excess of the tax depreciation over accounting depreciation. The article 130 of Tax Statute was abolished by Law 1819 of 2016.

NOTE 24. UNCONSOLIDATED STRUCTURED ENTITIES

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

As of December 31, 2019

	Securitisations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	2,842,268	148,307,065	151,149,333
The Bank’s interest-assets
Investments at fair value through profit or loss	198,115	-	198,115
Investments at fair value through other comprehensive income	179,405	-	179,405
Loans and advances to customers	-	4,748,233	4,748,233
Total assets in relation to The Bank’s interests in the unconsolidated structured entities	377,520	4,748,233	5,125,753
The Bank’s maximum exposure	377,520	4,748,233	5,125,753

As of December 31, 2018

	Securitisations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,969,887	128,257,719	130,227,606
The Bank’s interest-assets
Investments at fair value through profit or loss	196,927	-	196,927
Investments at fair value through other comprehensive income	209,164	-	209,164
Loans and advances to customers	-	5,417,235	5,417,235
Total assets in relation to The Bank’s interests in the unconsolidated structured entities	406,091	5,417,235	5,823,326
The Bank’s maximum exposure	406,091	5,417,235	5,823,326

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

Revenues generated by the Bank´s asset management, are derived from the following type of business lines: related trusts, mutual funds sold to individuals, corporate trusts, escrow accounts, private equity funds, and delegated tailor-made mandates from third parties. Generally, the revenues correspond to the fees received from the management of resources that are invested in several instruments and management of properties and premises related to real estate projects in progress.

Likewise, the Bank receive fees for management assets pledged as collateral for clients’ commitments and obligations, and fees from management of resources of government agencies and entities.

On the other hand, there is not an additional exposure to loss, such as funding commitments with regards to the Bank’s involvement with those entities.

NOTE 25. OPERATING INCOME

25.1. Interest and valuation on financial instruments

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
In millions of COP
Interest on debt instruments using the effective interest method	160,200	129,017	159,890
Interest and valuation on financial instruments
Debt investments	881,985	472,357	699,841
Derivatives	(182,769)	(22,575)	(61,667)
Spot transactions	483	(13,734)	3,517
Repos	(175,259)	(51,438)	(116,268)
Total Interest and valuation on financial instruments	524,440	384,610	525,423

25.2. Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2019, 2018 and 2017:

	2019		2018	2017
In millions of COP
Deposits	(4,164,798)		(3,852,061)	(4,279,316)
Debt instruments in issue	(1,164,808)		(1,139,456)	(1,191,000)
Borrowing costs	(627,058)	(1)	(583,321)	(672,472)
Interest right of use assets(2)	(121,946)		-	-
Preferred shares	(57,908)		(58,714)	(58,714)
Borrowings from other financial institutions	(21,663)		(18,134)	(15,860)
Other interest	(21,613)		(18,530)	(15,624)
Interest expenses	(6,179,794)		(5,670,216)	(6,232,986)

(1)	Includes the expense recognized for borrowing cost of the subsidiaries sold during 2019 for COP 1,224.
(2)	For more information refer to Note 7 Leases and Note 32 Impacts on application of new standars.

Net interest income includes interest earned on loans, “reverse repos” and investments less interest expense of deposits by customers, debt securities in issued, borrowing from other financial institutions and ‘repos’. At December 31, 2019, 2018 and 2017, net interest income amounted to COP 11,538,582, COP 10,541,522 and COP 10,584,976, respectively.

25.3. Fees and commissions

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

In the following table, the description of the principle activities through which the Bank generates revenue from contracts with customers is presented:

Fees and Commissions	Description
Banking services	Banking Services are related to commissions from the use of digital physical channels or once the customer makes a transaction. The performance obligation is fulfilled once the payment is delivered to its beneficiary and the proof of receipt of the payment is sent, in that moment, the collection of the commission charged to the customer is generated, which is a fixed amount. The commitment is satisfied during the entire validity of the contract with the customer. The Bank acts as principal.
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

Other revenue received by the (issuer) credit card product, is advance commission; this revenue is the charge generated each time the customer makes a national or international advance, at owned or non-owned ATMs, or through a physical branch. The exchange bank fee is a revenue for the Issuing Bank of the credit card for the services provided to the business for the transaction effected at the point of sale. The commission is accrued and collected immediately at the establishment and has a fixed amount.

In the credit cards product there is a customer loyalty program, in which points are awarded for each transaction made by the customer in a retail establishment. The program is administrated by a third party who assumes the inventory and claims risks, for which it acts as agent. The Bank, recognized it as a lower value of the revenue from the exchange bank fee.

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

Deposits	Deposits are related to the services generated from the offices network of the Bank once a customer makes a transaction. The Bank generally commits to maintain active channels for the products that the customer has with the Bank, with the purpose of making payments and transfers, sending statements and making transactions in general. The commissions are deducted from the deposit account, and they are incurred at a point in time. The Bank acts as principal.
Electronic services and ATMs	Revenue received from electronic services and ATMs arises through the provision of services so that the customers may make required transactions, and which are enabled by the Bank. These include online and real-time payments by the customers of the Bank holding a checking or savings accounts, with a debit or credit card for the products and services that the customer offers. Each transaction has a single price, for a single service. The provision of collection services or other different services provided by the Bank, through electronic equipment, generates consideration chargeable to the customer established contractually by the Bank as a fee. The Bank acts as principal and the revenue is recognized at a point in time.
Brokerage	Brokerage is a group of services for the negotiation and administration of operations for purchasing fixed revenue securities, equities and operations with derivatives in its own name, but on the account of others. The performance obligations are fulfilled at a point in time when the commission agent in making its best effort can execute the business entrusted by the customer in the best conditions. The performance obligations are considered satisfied once the service stipulated in the contract is fulfilled, as consideration fixed, or variable payments are agreed, depending on the service. The Bank acts generally as principle and in some special cases as agent.
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

Acceptances, Guarantees and Standby Letters of Credit	Banking Service from acceptances, guarantees and standby letters of credit which are not part of the portfolio of the Bank. There exist different performance obligations; the satisfaction of performance obligations occurs when the service is given to the customer. The consideration in these types of contracts may include fixed amounts, variable amounts, or both, and the Bank acts as principal. The revenue is recognized at a point in time.
Trust	Revenue related to Trust are received from the administration of the customer resources in the business of investment trusts, property trusts, management trusts, guarantee trusts, for the resources of the general social security system, Collective portfolios and Private Equity Funds (PEF). The commitments are established in contracts independently and in an explicit manner, and the services provided by the Bank are not inter-related between the contracts. The performance obligation corresponds to performing the best management in terms of the services to be provided in relation to trust characteristics, thus fixed and variable prices are established depending on the complexity of the business, similarly, revenues are recognized throughout or at a determined time. In all the established businesses it acts as principal.
Securities brokerage	Valores Bancolombia makes available its commercial strength for the deposit, reinvestment of resources through financial instruments to the issuing company. It receives a payment for deposits made. The commitment of the contract is satisfied to the extent that the resources requested by the issuer are obtained through the distribution desks of Valores Bancolombia. The collection is made monthly. It is established that Valores Bancolombia may undertake collection of these commissions at the end of the month through a collection account charged to the issuer, acting as principal.
Bancassurance	The Bank receives a commission for collecting insurance premiums at a determined time and for permitting the use of its network to sell the insurances of different insurance companies over a period of time. The Bank in these bancassurance contracts acts as agent (intermediary between the customer and the insurance company), since it is the insurance company which assumes the risks, and which handles the complaints and claims of the customers inherent in each insurance. Therefore, the insurance company acts as principal before the customer. The prices agreed in bancassurance are defined as a percentage on the value of the policy premiums. The payment shall be tied to the premiums collected, sold or taken for the case of employees’ insurance. The aforementioned then means that the price is variable, since, the revenue will depend on the quantity of policies or calculations made by the insurance companies.
Collections	The Bank acting as principal, commits to collect outstanding invoices receivable by the collecting customers through the different channels offered by the bank, send the information of the collections made and credit the money to the savings or checking account defined by the collecting customer. The commitment is satisfied at a point in time to the extent that the money is collected by the different channels, the information of the said collections is delivered appropriately, and the resources are credited in real-time to the account agreed with the customer. For the service, the Bank receives a fixed payment, which is received for each transaction once the contract is in effect.
Services

These are the maintenance services performed on the fleet owned by the customers, these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 4% and 12% depending on the customer.

The contract is written, is based on a framework contract which is held between the customers which contains the general terms of negotiation and the payment terms are generally 30 days after generating the invoice. The revenue is recognized when the service is provided. There is no financing nor sanctions for early cancellations.

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

To view the details of the balance, refer to line ‘Services’ in Note 25.4 Other operational Income.

Gains on sale of assets

These are the revenue from the sale of assets, where the sale value is higher than the book value recorded in the accounts, the difference representing the gains. The recognition of the revenue is at a point in time once the sale is realized. The Bank acts as principal in this type of transactions and the transaction price is determined by the market value of the asset being sold.

To view the details of the balance, refer to line ‘Gain on sale of assets’ in Note 25.4 Other operational Income.

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

The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers as at December 31, 2019, 2018 and 2017:

As of December 31, 2019

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes(1)	Total after eliminations
Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	422,943	77,976	99,222	52,627	-	-	-	15,683	-	668,451	-	668,451
Credit and debit card fees and commercial estabilshments	1,421,039	200,372	117,541	78,764	-	-	-	4,230	-	1,821,946	-	1,821,946
Brokerage	-	7,893	-	24	-	-	18,617	-	-	26,534	-	26,534
Acceptances, Guarantees and Standby Letters of Credit	32,829	14,369	5,541	2,440	-	-	-	844	-	56,023	-	56,023
Trust	-	13,033	1,713	572	349,402	-	80,534	41	509	445,804	-	445,804
Securities brokerage	-	391	1,496	-	-	30,142	6,961	-	-	38,990	-	38,990
Bancassurance	607,758	35,014	160	-	36	7	51	-	-	643,026	-	643,026
Payment and collections	623,758	-	-	-	-	-	-	-	-	623,758	-	623,758
Others	161,420	1,007	42,636	36,427	-	680	7,201	5,002	79	254,452	(12)	254,440
Total revenue from contracts with customers(1)	3,269,747	350,055	268,309	170,854	349,438	30,829	113,364	25,800	588	4,578,984	(12)	4,578,972

(1)	For further information about composition of Bank’ segments see Note 3 Operating segments.

As of December 31, 2018

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes(1)	Total after eliminations
Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	370,671	66,569	85,615	39,610	-	-	-	12,783	-	575,248	-	575,248
Credit and debit card fees and commercial estabilshments	1,258,047	185,466	97,163	66,731	-	-	-	3,707	-	1,611,114	-	1,611,114
Brokerage	-	7,033	-	29	-	-	20,012	-	-	27,074	-	27,074
Acceptances, Guarantees and Standby Letters of Credit	33,313	15,352	4,749	3,055	-	-	-	897	-	57,366	-	57,366
Trust	-	8,184	1,411	645	313,886	-	81,502	37	104	405,769	-	405,769
Securities brokerage	-	1,200	1,212	-	-	20,262	9,530	-	-	32,204	-	32,204
Bancassurance	495,232	28,466	112	-	-	-	-	-	-	523,810	-	523,810
Payment and collections	559,139	-	-	4,084	-	-	-	-	-	563,223	-	563,223
Others	124,900	492	36,852	27,099	22	9	2,926	3,416	2,884	198,600	(149)	198,451
Total revenue from contracts with customers(1)	2,841,302	312,762	227,114	141,253	313,908	20,271	113,970	20,840	2,988	3,994,408	(149)	3,994,259

(1)	For further information about composition of Bank’ segments see Note 3 Operating segments.

As of December 31, 2017

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes	Total after eliminations
Revenue from contracts with customers (1)	In millions of COP
Fees and Commissions
Banking services	335,101	177,930	80,672	38,643	-	-	-	15,821	-	648,167	-	648,167
Credit and debit card fees and comercial	1,080,814	80,348	89,330	51,175	-	-	-	2,876	-	1,304,543	-	1,304,543
Brokerage	-	2,302	-	35	-	-	20,593	-	-	22,930	-	22,930
Acceptances, Guarantees and Standby Letters of Credit	41,077	15,699	4,080	2,210	-	-	-	404	-	63,470	-	63,470
Trust	-	4,510	1,335	713	285,648	-	68,180	36	(58)	360,364	-	360,364
Securities brokerage	-	2,702	-	-	-	28,747	6,778	-	843	39,070	-	39,070
Bancassurance	427,190	23,847	-	-	-	-	-	-	85	451,122	-	451,122
Payments and collections	531,567	-	-	4,369	-	-	-	-	-	535,936	-	535,936
Others	115,472	10,415	35,742	28,877	-	-	1,634	253	3,119	195,512	-	195,512
Total revenue from contracts with customers (1)	2,531,221	317,753	211,159	126,022	285,648	28,747	97,185	19,390	3,989	3,621,114	-	3,621,114

(1)	For further information about composition of Bank’ segments see Note 3 Operating segments.

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

Contract Assets

The Bank receives payments from customers based on the provision of the service, in accordance to that established in the contracts. When the Bank incurs costs for providing the service prior to the invoicing, and if these are directly related with a contract, they improve the resources of the entity and are expected to recuperate, these costs correspond to a contract asset. Currently, the Group does not have assets related to contracts with customers.

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

The contract liabilities decreased COP 15,054 in 2019.The changes in contract liabilities are due to performance circumscribed in the contract.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2019, 2018 and 2017:

	2019	2018	2017
In millions of COP
Accounts receivable from contracts with customers, net(1)	169,109	86,759	90,590
Contract liabilities	60,791	75,845	118,857

(1)	The impairment corresponding to the receivable accounts from contracts from customers is COP 9,769, COP 11,975 and COP 9,639 for the year 2019, 2018 and 2017, respectively.

Fees and Commissions Expenses

Fees and Commissions Expenses	2019	2018	2017
In millions of COP
Banking services	(630,583)	(542,628)	(508,462)
Call center and web page	(423,630)	(309,403)	(291,602)
Others	(499,026)	(361,025)	(275,051)
Expenses for commissions	(1,553,239)	(1,213,056)	(1,075,115)

25.4. Other operating income

The following table sets forth the detail of other operating income net for the years ended December 31, 2019, 2018 and 2017:

Other operating income	2019	2018	2017
In millions of COP
Leases	682,525	624,062	563,861
Net foreign exchange and Derivatives Foreign exchange contracts (1)	219,835	61,391	315,985
Services	170,494	170,459	164,150
Gains on sale of assets	93,548	75,976	40,600
Investment property valuation (2)	93,197	77,350	55,573
Insurance(3)	60,452	54,679	49,640
Other reversals	49,079	47,657	140,012
Penalties for failure to contracts	28,554	16,302	19,881
Hedging	663	14,158	(3,678)
Others	136,900	109,533	207,713
Total Other operating income	1,535,247	1,251,567	1,553,737

(1)	Corresponds to the management of assets and liabilities in foreign currency.
(2)	See Note 11 Investment properties.
(3)	Corresponds to income from Seguros Agromercantil Guatemala insurance operations. See Note 9 Goodwill and intangible assets, net.

25.5. Dividends and net income on equity investments

The following table sets forth the detail of dividends received, and share of profits of equity method investees for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
In millions of COP
Dividends (1)	84,183	67,582	32,248
Equity investments (2)	71,207	86,399	(19,680)
Equity method (3)	249,231	187,814	253,602
Gains on sale of investments is subsidiarys and associates (3) (4)	77,916	-	-
Others(5)	(101,938)	(47,765)	24,472
Total dividends received, and share of profits of equity method investees	380,599	294,030	290,642

(1)	Dividends received from equity investments at fair value through profit or loss as of December 31, 2019, 2018 and 2017 amount COP 73,685, COP 54,477 and COP 20,297, respectively. Dividends from equity investments at fair value through OCI amount COP 10,498, COP 13,105 and COP 11,951, respectively. As of December 31, 2019, 2018 and 2017, the amount includes dividends of investments derecognised for COP 4,100, COP 950 and COP 1,556, respectively.
(2)	As of December 31, 2018, there is a profit on capital investments due to the increase in fair value in the portfolio measured at fair value through the profit or loss held by Banagricola S.A.
(3)	For further information, see Note 8 investments in associates and joint ventures.
(4)	Corresponds to gains on sale of investments in associates Concesiones CCFC, Avefarma S.A.S, Glashfarma Tech S.A.S and Panamerican Pharmaceutical Holding Inc. for COP 33,253, the winding up of joint venture Servicios de Aceptación S.A.S for COP 8,927 and the sale of subsidiaries Arrendamiento Operativo CIB and Fiduperú S.A, for COP 35,736.
(5)	For further information see Note 17 Borrowings from other financial institutions.

NOTE 26. OPERATING EXPENSES

26.1. Salaries and employee benefit

The detail for salaries and employee benefits for the years ended December 31, 2019, 2018 and 2017 is as follows:

Salaries and employee benefit	2019	2018	2017
In millions of COP
Salaries	1,449,765	1,350,956	1,253,787
Bonuses	560,149	440,493	374,056
Private premium	378,979	322,420	315,983
Social security contributions	319,424	308,116	287,693
Indemnization payment	140,633	107,992	129,849
Other benefits	517,874	474,077	431,011
Total Salaries and employee benefit	3,366,824	3,004,054	2,792,379

26.2. Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2019, 2018 and 2017 is as follows:

Other administrative and general expenses	2019	2018	2017
In millions of COP
Maintenance and repairs	599,519	585,377	530,284
Others Fees	470,457	429,121	427,517
Insurance	423,785	331,430	303,501
Data processing	214,307	147,294	130,125
Transport	212,582	183,857	158,561
Advertising	151,246	144,900	127,142
Public services	116,837	108,420	107,727
Cleaning and security services	100,593	97,848	92,359
Useful and stationery	83,891	63,321	58,145
Communications	77,375	73,072	67,201
Contributions and affiliations	73,689	66,636	60,320
Frauds and claims	65,589	117,032	134,087
Trust	59,334	31,100	25,901
Properties improvements and installation	51,187	52,937	59,121
Travel expenses	42,973	37,006	38,037
Legal and financial consultant	38,972	31,072	25,855
Real estate management.	25,012	23,694	21,817
Board of directors and audit fee	22,240	21,733	20,450
Disputes, fines and sanctions	18,077	63,685	139,146
Storage services	17,135	15,664	16,162
Leasing (1)	8,671	256,872	244,956
Activities joint operations	8,142	8,719	9,650
Legal expenses	7,165	3,570	4,112
Donations	4,781	17,402	17,048
Temporary services	3,544	3,724	3,907
Public relations	2,895	2,899	5,912
Others	169,060	106,384	148,841
Total other administrative and general expenses	3,069,058	3,024,769	2,977,884
Wealth tax, contributions and other tax burden (2)	757,820	692,666	727,661

(1)	The decrease corresponds to the accounting of the leasing contracts under IFRS 16 Leases. See Note 7.1 Lessor and Note 32 Impacts on application of new standards.
(2)	See Note 12 Income tax.

26.3. Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2019, 2018 and 2017 is as follows:

Impairment, depreciation and amortization	2019	2018	2017
In millions of COP
Depreciation of premises and equipment(1)	358,439	342,605	316,281
Depreciation of right-of-use assets (2)	177,709	-	-
Amortization of intangible assets (3)	141,104	123,551	116,752
Impairment of other assets, net (4)	147,338	27,746	46,078
Total impairment, depreciation and amortization	824,590	493,902	479,111

(1)	Includes the expense recognized for depreciation premises and equipment of the subsidiaries sold during 2019 and classified as held for sale in 2018 for COP 4,898 and COP 24,854, respectively
(2)	Adoption of IFRS 16 Leases. See Note 7.1 Lessor and Note 32 Impacts on application of new standards.
(3)	See Note 9 Goodwill and intangibles assets, net
(4)	The detail of the impairment of other assets net by operating segments for the years ended December 31, 2019, 2018 and 2017 is presented in the table below:

Impairment of other assets, net	2019	2018	2017
In millions of COP
Banking Colombia(1)	108,861	20,036	33,889
Banking Guatemala	29,930	2,672	1,939
Banking Panamá	17,869	6,523	5,495
Off Shore	933	(173)	(126)
All other segments	792	812	1,418
Brokerage	1	13	-
Banking El Salvador	(11,048)	(2,137)	3,363
Total	147,338	27,746	46,078

(1)	Corresponds to impairment of foreclosed assets.

During 2019, 2018 and 2017 there were no significant cybersecurity breaches according to the data security policies established by the management.

NOTE 27. EARNING PER SHARE (‘EPS’)

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank has no dilutive potential common shares as of December 31, 2019, 2018 and 2017.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2019, 2018 and 2017 (in millions of pesos, except per share data):

	2019	2018	2017
Income from continuing operations before attribution of non-controlling interests	3,214,567	2,786,435	2,754,173
Less: Non-controlling interests from continuing operations	97,216	127,571	139,173
Net income from continuing operations	3,117,351	2,658,864	2,615,000
Less: Preferred dividends declared	435,810	402,451	370,983
Less: Allocation of undistributed earnings to preferred stockholders	998,864	816,277	827,126
Continuing operations	998,864	816,277	827,126
Net income allocated to common shareholders for basic and diluted EPS	1,682,677	1,440,136	1,416,891
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and Diluted earnings per share to common shareholders	3,301	2,825	2,780
From continuing operations	3,301	2,825	2,780

NOTE 28. RELATED PARTY TRANSACTIONS

IAS 24 Related Party Disclosures requires that an entity discloses:

(a)	Transactions with its related parties; and
(b)	Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.

Under IAS 24, an entity must disclose transactions with its related parties, outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10.

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

•	Stockholders with ownership interest higher than 20% of the Bank’s capital:
−	Grupo de Inversiones Suramericana S.A.
−	Fondo Bancolombia ADR Program.

•	Members of Board of Directors and Senior Management, understood as the president and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more of the Bank’s capital.

•	Associates and joint ventures for which the Bank provides commercial banking services and deposits. For these purposes all companies in which the Bank has significant influence (in all cases, the Bank has between 20% and 50% share of capital), have been included.

The Parent Company provides banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material.

Between the Parent Company and its related parties, during the periods ending at December 31, 2019, 2018 and 2017, there were no:

−	Loans that for its contractual terms do not represent a lending transaction.
−	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
−	No guarantees, pledges or commitments have been given or received in respect of the aforementioned transactions.

As of December 31, 2019

	Stockholders with an interest equal or higher than 20% of the Bank’s capital	Directors and senior management	Associates and joint ventures
In millions of COP

Assets
Investments	-	235	2,374,338
Loans and advances to customers and financial entities, net	419,630	21,426	140,352
Other assets	-	182	43,488
Total assets	419,630	21,843	2,558,178

Liabilities
Deposits	522,986	4,345	156,516
Other liabilities	-	-	33,705
Total liabilities	522,986	4,345	190,221

Income
Interest and other operating income	6,505	231	10,830
Dividends	-	-	110,863
Others	-	19	350,004
Net income	6,505	250	471,697

Expenses
Interests and other operating expenses	5,368	160	6,893
Fees	-	1,236	15,366
Others	-	130	6,837
Total expenses	5,368	1,526	29,096

As of December 31, 2018

	Stockholders with an interest equal or higher than 20% of the Bank’s capital	Directors and senior management	Associates and joint ventures
In millions of COP

Assets
Investments	-	11	2,450,467
Loans and advances to customers and financial entities, net	642,319	21,331	108,833
Assets held for sale and inventories, net	-	-	19,128	(1)
Other assets	-	-	177,537	(2)
Total assets	642,319	21,342	2,755,965

Liabilities
Deposits	386,467	5,028	190,046
Other liabilities	-	-	35,581
Total liabilities	386,467	5,028	225,627

Income
Interest and other operating income	29,998	558	11,214
Dividends	-	-	101,091	(3)
Others	-	-	41,985
Net income	29,998	558	154,290

Expenses
Interests and other operating expenses	10,844	239	5,790
Fees	-	1,145	3
Others	-	54	80,312
Total expenses	10,844	1,438	86,105

(1)	Investment classified as held for sale. See Note 12. Assets held for sale and Inventories.
(2)	This item includes portfolio purchase operation held between Bancolombia S.A. and Titularizadora Colombiana and the outstanding dividend on the preferred shares of the Compañía de Financiamiento TUYA S.A.
(3)	Includes dividend received for preferred shares in Compañía de Financiamiento TUYA S.A.

As of December 31, 2017

	Stockholders with an interest equal or higher than 20% of the Bank’s capital	Directors and senior management	Associates and joint ventures
In millions of COP

Assets
Investments	-	-	1,855,511
Loans and advances to customers and financial entities, net	423,706	17,342	124,592
Assets held for sale and inventories	-	-	18,413	(1)
Other assets	-	2	127,022	(2)
Total assets	423,706	17,344	2,125,538

Liabilities
Deposits	363,335	4,363	163,932
Other liabilities	-	3	92
Total liabilities	363,335	4,366	164,024

Income
Interest and other operating income	6,989	419	11,224
Dividends	-	-	48,403
Others	-	-	51,613
Net income	6,989	419	111,240

Expenses
Interest and other operating expenses	5,603	269	20,139
Fees	-	1,109	19
Others	-	53	29,431
Total expenses	5,603	1,431	49,589

(1)	Investment classified as held for sale. See Note 12. Assets held for sale and Inventories
(2)	This ítem includes portfolio purchase operation held between Bancolombia S.A. and Titularizadora Colombiana

During the years ending December 31, 2019, 2018 and 2017, the Bank paid fees to the directors COP 1,236, COP 1,145 and COP 1,109, respectively, as compensation for attending meetings of Board and Support Committees (Audit Committee, etc.).

The Payments to senior management in the same periods were COP 16,488, COP 17,245, and COP 14,320 for short-term benefits, COP 439, COP 427 and COP 922 for long-term benefits COP 2,112, COP 590 and COP 460 for other payments for post – employemnet benefits, respectively.

The Parent company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation Note 2.C.1 and the Parent company meet the definition of related party transactions and were eliminated from the consolidated financial statements.

Financial Conglomerate Operations

The following table shows the operations carried out in 2018 and 2017 on the related party chart of the Grupo Sura conglomerate:

	December 31, 2019	December 31, 2018	December 31, 2017
In millions of COP

Assets
Investments(1)	14,369	440,294	376,171
Loans and advances to customers and financial entities, net	741,539	455,675	191,278
Other assets	6,538	2	8
Total assets	762,446	895,971	567,457

Liabilities
Deposits	1,238,376	1,347,005	1,015,523
Other liabilities	1,379	5,818	1,882
Total liabilities	1,239,755	1,352,823	1,017,405

Income
Interest and other operating income	732,089	602,831	488,190
Dividends	33	14,909	15,021
Net income	732,122	617,740	503,211

Expenses
Interests and other operating expenses	60,918	54,758	32,568
Fees	540	2	4
Others	35,636	3,025	4,788
Total expenses	97,094	57,785	37,360
(1)	The variation compared to 2018 is mainly due to the sale of the investment in Sura Asset Management during 2019.

NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2019 and 2018:

	Balance as of January 1, 2019	Cash flows	Non-cash changes			Balance as of December 31, 2019
			Foreign currency translation adjustment	Interests accrued	Other movements
In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	2,315,555	(1,002,196)	378	-	-	1,313,737
Borrowings from other financial institutions (1)	16,337,964	(3,219,257)	132,959	625,834	81,843	13,959,343
Debt instruments in issue (1)	20,287,233	(1,657,913)	127,387	1,164,808	-	19,921,515
Preferred shares (2)	583,997	(57,701)	-	-	57,908	584,204
Total liabilities from financing activities	39,524,749	(5,937,067)	260,724	1,790,642	139,751	35,778,799

(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 594,851 and COP 1,181,131, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

	Balance as of January 1, 2018	Cash flows	Non-cash changes				Balance as of December 31, 2018
			Foreign currency translation adjustment	Interests accrued	Other movements
In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	3,236,128	(922,840)	2,267	-	-		2,315,555
Borrowings from other financial institutions (1)	13,822,152	513,244	1,297,690	783,349	(78,471)	(2)	16,337,964
Debt instruments in issue (1)	19,648,714	(1,697,698)	1,255,806	961,903	118,508		20,287,233
Preferred shares (3)	582,985	(57,701)	-	-	58,713		583,997
Total liabilities from financing activities	37,289,979	(2,164,995)	2,555,763	1,745,252	98,750		39,524,749

(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 788,879 and COP 961,333, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The amount of COP (78,471) is mainly comprised by the decrease of the liabilities related to assets held for sale.
(3)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	7,670,749	7,670,749	8,909,861	8,909,861
Debt instruments at fair value through OCI	3,904,857	3,904,857	3,329,738	3,329,738
Debt instruments at amortized cost	4,018,724	4,011,398	3,481,928	3,461,616
Derivative financial instruments	1,902,955	1,902,955	1,843,708	1,843,708
Equity securities at fair value	1,228,424	1,228,424	1,639,948	1,639,948
Loans and advances to customers and financial institutions, net	171,353,348	174,326,657	163,583,285	167,551,429
Investment property	1,992,964	1,992,964	1,732,873	1,732,873
Investments in associates (1)	1,249,818	1,249,818	1,119,973	1,119,973
Total	193,321,839	196,287,822	185,641,314	189,589,146

	December 31, 2019		December 31, 2018
	Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Liabilities
Deposits by customers	157,205,312	158,235,896	142,128,471	142,860,996
Interbank deposits	1,363,679	1,363,679	1,374,222	1,374,222
Repurchase agreements and other similar secured borrowing	1,313,737	1,313,737	2,315,555	2,315,555
Derivative financial instruments	1,860,812	1,860,812	1,295,070	1,295,070
Borrowings from other financial institutions	13,959,343	13,959,343	16,337,964	16,337,964
Preferred shares	584,204	673,564	583,997	602,597
Debt instruments in issue	19,921,515	20,966,755	20,287,233	20,759,456
Total	196,208,602	198,373,786	184,322,512	185,545,860

(1)	It corresponds investments in associates P.A Viva Malls. See Note 8 Investments in associates and joint ventures

•	Fair value hierarchy

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

Assets and liabilities

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

b. Equity securities

The Bank performs the market price valuation of its investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described above (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities is based on an assessment of each individual investment using methodologies that include publicly-traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described below in “i. Investment property”.

c. Derivative financial instruments

The Bank holds positions in standardized derivatives, such as futures over local stocks, and over the representative exchange rate (TRM). These instruments are evaluated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

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

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. The agreements allow to offset or bring net amounts that are liabilities, derivates from transactions carried out by the different agreements. Master netting agreements take different forms and may allow payments to be made under a variety of other master agreements or other negotiation agreements between the same parties; some may have a monthly basis and others only apply at the time the agreements are terminated.

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

For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.

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

h. Investments in associates measured at fair value

The Bank recognizes its investment in PA Viva Malls as an associate at fair value. The estimated amount is provided by the fund manager as the variation of the units according to the units owned by the Fondo Colombia Inmobiliario. The associate’s assets are comprised of investment properties which are measured using the following techniques: comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see “Quantitative Information about Level 3 Fair Value Measurements”.

i. Investment property

The Bank’s investment property is valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2019 and 2018:

Financial Assets
Type of instrument	December 31, 2019				December 31, 2018
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	5,248,352	440,590	-	5,688,942	7,170,085	72,083	-	7,242,168
Securities issued or secured by government entities	-	71,792	-	71,792	24,588	12,851	6,407	43,846
Securities issued by other financial institutions	97,107	501,724	126,049	724,880	115,234	338,992	206,950	661,176
Securities issued by foreign governments	683,469	392,762	-	1,076,231	397,115	420,524	-	817,639
Corporate bonds	37,856	69,018	2,030	108,904	61,556	83,317	159	145,032
Total debt instruments at fair value through profit or loss	6,066,784	1,475,886	128,079	7,670,749	7,768,578	927,767	213,516	8,909,861
Debt instruments at fair value through OCI
Securities issued by other financial institutions	87,010	167,015	-	254,025	-	186,250	-	186,250
Securities issued by foreign governments	2,207,864	1,387,909	-	3,595,773	1,630,379	1,513,109	-	3,143,488
Corporate bonds	45,606	9,453	-	55,059	-	-	-	-
Total debt instruments at fair value through OCI	2,340,480	1,564,377	-	3,904,857	1,630,379	1,699,359	-	3,329,738
Total debt instruments	8,407,264	3,040,263	128,079	11,575,606	9,398,957	2,627,126	213,516	12,239,599
Equity securities
Equity securities	78,487	70,237	1,079,700	1,228,424	100,233	115	1,539,600	1,639,948
Total equity securities	78,487	70,237	1,079,700	1,228,424	100,233	115	1,539,600	1,639,948
Derivative financial instruments
Forwards
Foreign exchange contracts	-	479,407	235,958	715,365	-	96,426	197,919	294,345
Equity contracts	-	2,001	142	2,143	-	968	13	981
Total forwards	-	481,408	236,100	717,508	-	97,394	197,932	295,326
Swaps
Foreign exchange contracts	-	645,891	111,405	757,296	-	1,053,684	145,552	1,199,236
Interest rate contracts	4,571	311,928	56,054	372,553	2,935	198,697	51,296	252,928
Total swaps	4,571	957,819	167,459	1,129,849	2,935	1,252,381	196,848	1,452,164
Options
Foreign exchange contracts	144	8,537	46,917	55,598	-	6,707	89,511	96,218
Total options	144	8,537	46,917	55,598	-	6,707	89,511	96,218
Total derivative financial instruments	4,715	1,447,764	450,476	1,902,955	2,935	1,356,482	484,291	1,843,708
Investment properties
Buildings	-	-	1,724,720	1,724,720	-	-	1,483,594	1,483,594
Lands	-	-	268,244	268,244	-	-	249,279	249,279
Total investment properties	-	-	1,992,964	1,992,964	-	-	1,732,873	1,732,873
Investment in associates
PA Viva Malls	-	-	1,249,818	1,249,818	-	-	1,119,973	1,119,973
Total investment in associates and joint ventures	-	-	1,249,818	1,249,818	-	-	1,119,973	1,119,973
Total	8,490,466	4,558,264	4,901,037	17,949,767	9,502,125	3,983,723	5,090,253	18,576,101

Financial liabilities
Type of instrument	December 31, 2019				December 31, 2018
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	(658,776)	(109,239)	(768,015)	-	(242,844)	(56,171)	(299,015)
Equity contracts	-	(4,147)	(199)	(4,346)	-	(7,325)	(260)	(7,585)
Total forwards	-	(662,923)	(109,438)	(772,361)	-	(250,169)	(56,431)	(306,600)
Swaps
Foreign exchange contracts	-	(642,206)	(10,404)	(652,610)	-	(654,093)	(46,810)	(700,903)
Interest rate contracts	(6,895)	(369,070)	(1,376)	(377,341)	(3,887)	(248,436)	(5,655)	(257,978)
Total swaps	(6,895)	(1,011,276)	(11,780)	(1,029,951)	(3,887)	(902,529)	(52,465)	(958,881)
Options
Foreign exchange contracts	-	(58,500)	-	(58,500)	-	(29,589)	-	(29,589)
Total options	-	(58,500)	-	(58,500)	-	(29,589)	-	(29,589)
Total derivative financial instruments	(6,895)	(1,732,699)	(121,218)	(1,860,812)	(3,887)	(1,182,287)	(108,896)	(1,295,070)
Total	(6,895)	(1,732,699)	(121,218)	(1,860,812)	(3,887)	(1,182,287)	(108,896)	(1,295,070)

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the statement of financial position, but for which the fair value is disclosed at December 31, 2019 and 2018:

Assets
Type of instrument	December 31, 2019				December 31, 2018
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Debt instruments
Securities issued by the Colombian Government	93,033	-	-	93,033	36,847	13,424	-	50,271
Securities issued or secured by government entities	-	345,239	1,452,231	1,797,470	17,744	386,396	1,449,333	1,853,473
Securities issued by other financial institutions	145,798	-	63,773	209,571	107,959	23,375	12,326	143,660
Securities issued by foreign governments	169,423	141,282	-	310,705	130,913	141,652	-	272,565
Corporate bonds	394,055	12,873	1,193,691	1,600,619	259,904	53,395	828,348	1,141,647
Total – Debt instruments	802,309	499,394	2,709,695	4,011,398	553,367	618,242	2,290,007	3,461,616
Loans and advances to customers and financial institutions, net	-	-	174,326,657	174,326,657	-	-	167,551,429	167,551,429
Total	802,309	499,394	177,036,352	178,338,055	553,367	618,242	169,841,436	171,013,045

Liabilities
Type of instruments	December 31, 2019				December 31, 2018
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Deposits by customers	-	(33,655,920)	(124,579,976)	(158,235,896)	-	(30,490,414)	(112,370,582)	(142,860,996)
Interbank deposits	-	-	(1,363,679)	(1,363,679)	-	-	(1,374,222)	(1,374,222)
Repurchase agreements and other similar secured borrowing	-	-	(1,313,737)	(1,313,737)	-	-	(2,315,555)	(2,315,555)
Borrowings from other financial institutions	-	-	(13,959,343)	(13,959,343)	-	-	(16,337,964)	(16,337,964)
Preferred shares	-	-	(673,564)	(673,564)	-	-	(602,597)	(602,597)
Debt instruments in issue	(8,277,170)	(9,953,028)	(2,736,557)	(20,966,755)	(9,503,793)	(8,486,088)	(2,769,575)	(20,759,456)
Total	(8,277,170)	(43,608,948)	(144,626,856)	(196,512,974)	(9,503,793)	(38,976,502)	(135,770,495)	(184,250,790)

IFRS requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for fair value accounting. The financial instruments below are not measured at fair value on a recurring and nonrecurring basis:

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

Borrowings from other financial institutions

The fair value of borrowings from other financial institutions were determined using discounted cash flow models. The cash flows projection of capital and interest was made according to the contractual terms, considering capital amortization and interest bearing. Subsequently, the cash flows were discounted using reference curves formed by the weighted average of the Bank’s deposit rates.

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

Items Measured at fair value on a non-recurring basis

The Bank measures assets held for sale based on fair value less costs to sell. This category includes certain foreclosed assets and investments in associates held for sale. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset. The following breakdown sets forth the fair value hierarchy of those assets classified by type:

	December 31, 2019				December 31, 2018
	Fair-value hierarchy			Total fair Value	Fair-value hierarchy			Total fair Value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Machinery and equipment	-	-	4,799	4,799	-	-	5,556	5,556
Real estate for residential purposes	-	-	112,789	112,789	-	-	92,052	92,052
Real estate different from residential properties	-	-	6,807	6,807	-	-	24,076	24,076
Total	-	-	124,395	124,395	-	-	121,684	121,684

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2019 and 2018:

As of December 31, 2019

	Balance, January 1, 2019	Included in earnings	OCI	Purchases	Settlement	Reclassifications(1)	Transfers in to Level 3	Transfers out of Level 3	Balance, December 31, 2019
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by Government entities	6,407	19	-	-	(6,426)	-	-	-	-
Securities issued or secured by other financial entities	206,950	(27,912)	-	-	(16,606)	-	4,746	(41,129)	126,049
Corporate bonds	159	-	-	-	(159)	-	2,030	-	2,030
Total	213,516	(27,893)	-	-	(23,191)	-	6,776	(41,129)	128,079
Derivative financial instruments
Foreign exchange contracts	432,982	(9,939)	-	267,452	(291,571)	1,507	599	(6,750)	394,280
Interest rate contracts	51,296	15,213	-	11,968	(5,210)	(4,992)	11,893	(24,114)	56,054
Equity contracts	13	-	-	142	(13)	-	-	-	142
Total	484,291	5,274	-	279,562	(296,794)	(3,485)	12,492	(30,864)	450,476
Equity securities
Equity securities	1,539,600	148,269	(3,436)	8,298	(613,031)	-	-	-	1,079,700
Total	1,539,600	148,269	(3,436)	8,298	(613,031)	-	-	-	1,079,700
Investment in associates
PA Viva Malls (2)	1,119,973	66,888	-	-	-	-	-	-	1,249,818
Total	1,119,973	66,888	-	-	-	-	-	-	1,249,818
Total Assets	3,357,380	192,538	(3,436)	287,860	(933,016)	(3,485)	19,268	(71,993)	2,908,073
Liabilities
Derivative financial instruments
Foreign exchange contracts	(102,981)	(292)	-	(113,046)	55,956	(1,507)	(5,792)	48,019	(119,643)
Interest rate contracts	(5,655)	14	-	(1,374)	330	4,992	-	317	(1,376)
Equity contracts	(260)			(199)	260				(199)
Total	(108,896)	(278)		(114,619)	56,546	3,485	(5,792)	48,336	(121,218)
Total liabilities	(108,896)	(278)		(114,619)	56,546	3,485	(5,792)	48,336	(121,218)

(1)	From derivative assets to derivative liabilities classified in level 3 and viceversa.
(2)	The amount of COP 66,888 differs from the COP 138,100 presented as "included in earnings" in the Note 8 Investments in associates and joint ventures, due to the recognition of a contingent consideration.

As of December 31, 2018

	Balance, January 1, 2018	Included in earnings	OCI	Purchases	Settlement	Reclassifications(1)	Transfers in to Level 3	Transfers out of Level 3	Balance, December 31, 2018
In millions of COP
Debt instruments at fair value though profit or loss
Securities issued or secured by Government entities	-	53	-	1,383	-	-	4,971	-	6,407
Securities issued or secured by other financial entities	297,049	(54,595)	-	29,149	(64,014)	-	5,394	(6,033)	206,950
Corporate bonds	3,118	(3,983)	-	4,159	(2,518)	-	-	(617)	159
Total	300,167	(58,525)	-	34,691	(66,532)	-	10,365	(6,650)	213,516
Derivative financial instruments
Foreign exchange contracts	298,598	20,691	-	286,371	(132,824)	2,574	10,418	(52,846)	432,982
Interest rate contracts	45,939	(11,538)	-	17,549	(10,705)	(117)	20,638	(10,470)	51,296
Equity contracts	15	-	-	13	(15)	-	-	-	13
Total	344,552	9,153	-	303,933	(143,544)	2,457	31,056	(63,316)	484,291
Equity securities
Equity securities	1,343,604	131,446	38,648	41,459	(15,557)	-	-	-	1,539,600
Total	1,343,604	131,446	38,648	41,459	(15,557)	-	-	-	1,539,600
Investment in associates
PA Viva Malls	757,886	87,136	-	274,951	-	-	-	-	1,119,973
Total	757,886	87,136	-	274,951	-	-	-	-	1,119,973
Equity securities - Assets held for sale
Assets held for sale	2,486	-	-	-	(2,486)	-	-	-	-
Total	2,486	-	-	-	(2,486)	-	-	-	-
Total Assets	2,748,695	169,210	38,648	655,034	(228,119)	2,457	41,421	(69,966)	3,357,380
Liabilities
Derivative financial instruments
Foreign exchange contracts	(66,586)	4,326	-	(55,502)	24,933	(2,574)	(51,316)	43,738	(102,981)
Interest rate contracts	(13,634)	(1,782)	-	12	1,553	117	(1,532)	9,611	(5,655)
Equity contracts	(515)	-	-	(260)	515	-	-	-	(260)
Total	(80,735)	2,544	-	(55,750)	27,001	(2,457)	(52,848)	53,349	(108,896)
Total liabilities	(80,735)	2,544	-	(55,750)	27,001	(2,457)	(52,848)	53,349	(108,896)

(1)	From derivative assets to derivative liabilities classified in level 3 and viceversa.

Level 3 fair value rollforward

The following were the significant Level 3 transfers for the period December 31, 2018 to 2019:

Transfer of COP 6,700 and COP (21,792) in 2019 and 2018 respectively, from Level 2 to Level 3 of the derivative foreign exchange contracts and Interest rate contracts, was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty.

As of December 31, 2019 and 2018, unrealized gains and losses on debt instruments were COP (26,820) and COP 58,736; Equity Securities COP 152,801 and COP 130,453, respectively.

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between Level 1 and Level 2 as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Transfers Level 1 to Level 2	Transfers Level 2 to Level 1	Transfers Level 1 to Level 2	Transfers Level 2 to Level 1
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	2,577	-	-	-
Securities issued or secured by Foreign Government	-	84	199,224	-
Total	2,577	84	199,224	-
Debt instruments at fair value through OCI
Securities issued or secured by Foreign Government	-	287,939	627,395	-
Total	-	287,939	627,395	-
Equity securities
Equity securities	72,423	-	-	-
Total	72,423	-	-	-

During the years ended December 31, 2019 and 2018, the Bank transferred securities from Level 1 to Level 2 primarily, because such securities had lower liquidity and lower traded in an active market.

All transfers are assumed to occur at the end of the reporting period.

Quantitative Information about Level 3 Fair Value Measurements

The fair value of financial instruments is, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable market transactions in the same instrument and are not based on observable market data. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values and therefore a valuation adjustment would be recognized in profit or loss. Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities and the sensitivity of these fair values to reasonably possible alternative assumptions.

As of December 31, 2019

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Amounts in millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS		Discounted cash flow	Yield	0.48% to 6.41%	3.24%	90,111	92,906
	91,671		Liquidity risk	Price	n/a	n/a	n/a
			Prepayment Speed	n/a	n/a	93,882	91,278
Other bonds	34,378	Discounted cash flow	Yield	0.81% to 1.06%	0.92%	33,364	35,448
			Liquidity risk	2.81% to 3.88%	3.21%	33,107	35,135
Securities issued by other financial institutions	126,049
Corporate bonds
Corporate bonds	2,030	Discounted cash flow	Yield	0.51%	0.51%	2,005	2,063
Total debt instruments	128,079
Equity securities
Equity securities	1,079,700	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Swaps	155,679	Discounted cash flow	Credit spread	0% to 40%	5.52%	150,683	149,630
Forward	126,662	Discounted cash flow	Credit spread	0% to 19.8%	3.73%	126,289	127,036
Options	46,917	Black-Scholes	Credit spread	0% to 32%	83.00%	46,561	47,134
Total derivative financial instruments	329,258
Investment in associates
P.A Viva Malls	1,249,818	Price-based	Price	n/a	n/a	n/a	n/a

As of December 31, 2018

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS		Discounted cash flow	Yield	0.16% to 0.90%	0.69%	160,056	168,000
	164,401		Liquidity risk	0% to 9.38%	3.58%	160,162	167,881
			Prepayment Speed	n/a	n/a	164,102	163,602
Other bonds	34,961	Discounted cash flow	Yield	0.14% to 0.89%	0.60%	33,700	36,299
			Liquidity risk	2.80% to 3.48%	3.04%	33,142	35,678
Securitizations	5,394	Discounted cash flow	Yield	2.04%	2.04%	5,376	5,421
Multilateral bonds	2,194	Discounted cash flow	Yield	(0.05%)	(0.05%)	2,187	2,197
Securities issued by other financial institutions	206,950
Securities issued by foreign governments
Governments bonds	6,407	Discounted cash flow	Yield	0.32%	0.32%	6,406	6,413
Securities issued by foreign governments	6,407
Corporate bonds	159	Discounted cash flow	Yield	0.27%	0.27%	159	160
Total debt instruments	213,516
Equity securities
Equity securities	1,539,600	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Options	141,501	Black-Scholes	Credit spread	0% to 21.55%	2.96%	140,844	155,113
Forward	144,383	Discounted cash flow	Credit spread	0% to 54.30%	2.58%	139,506	136,941
Swaps	89,511	Discounted cash flow	Credit spread	0% to 18.81%	0.77%	88,834	89,876
Total derivate financial instruments	375,395
Investment in associates
P.A Viva Malls	1,119,973	Price-based	Price	n/a	n/a	n/a	n/a

The following table sets forth information about valuation techniques used in the measurement of the fair value investment properties of the Bank, the significant unobservable inputs and the respective sensivity:

Methodology	Valuation technique	Significant unobservable input	Description of sensitivity

Sales Comparison Approach – SCA

The fair value assessment is based on the examination of prices at which similar properties in the same area recently sold. Since no two properties are identical the measurement valuation must take into account adjustments for the differences between the sold properties and those held by the Bank to earn rentals or for capital appreciation.

Comparable Prices

The weighted average rates used in the capitalization methodology for revenues for 2018 are:

• Direct capitalization: initial rate 8.05%

• Discounted cash flow: discount rate: 11.19%, terminal rate: 8.33%.

The same weighted rates at December 31, 2019 were:

• Direct capitalization: initial rate 8.06%

• Discounted cash flow: discount rate: 11.17%, terminal rate: 8.25%.

The ratio between monthly gross income and real estate value (rental rate) considering the differences in placements and individual factors between properties and in a weighted way is 0.76% for 2018 and 0.71% for 2019.

An increase (Light, normal, considerable, significant) in the capitalization rate used would generate a decrease (significant, considerable, normal, light) in the fair value of the asset, and vice versa.

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

December 31, 2019

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	159,769,601	10,000,338	12,512,804	182,282,743
Commercial	80,068,756	4,763,023	7,936,774	92,768,553
Consumer	35,957,631	1,969,289	1,773,750	39,700,670
Mortgage	21,584,674	1,340,380	1,058,229	23,983,283
Small Business Loans	1,088,656	70,219	120,533	1,279,408
Financial Leases	21,069,884	1,857,427	1,623,518	24,550,829
Off-Balance Sheet Exposures	41,082,637	323,225	311,633	41,717,495
Financial Guarantees	5,176,418	13,603	516	5,190,537
Loan Commitments	35,906,219	309,622	311,117	36,526,958
Loss Allowance	(2,130,787)	(1,552,470)	(7,394,468)	(11,077,725)
Total	198,721,451	8,771,093	5,429,969	212,922,513

December 31, 2018

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	153,894,099	7,712,055	12,212,962	173,819,116
Commercial	83,632,770	3,214,860	7,753,018	94,600,648
Consumer	28,666,461	1,758,162	1,568,758	31,993,381
Mortgage	20,280,416	1,513,063	1,077,206	22,870,685
Small Business Loans	958,491	80,805	116,902	1,156,198
Financial Leases	20,355,961	1,145,165	1,697,078	23,198,204
Off-Balance Sheet Exposures	38,831,993	349,228	354,525	39,535,746
Financial Guarantees	5,641,482	18,340	1,839	5,661,661
Loan Commitments	33,190,511	330,888	352,686	33,874,085
Loss Allowance	(1,872,529)	(1,246,444)	(7,244,517)	(10,363,490)
Total	190,853,563	6,814,839	5,322,970	202,991,372

Maximum Exposure to Credit Risk - Other Financial Instruments
	Maximum Exposure		Collateral *		Net Exposure
	2019	2018	2019	2018	2019	2018
Maximum Exposure to Credit Risk
Debt instruments	15,614,134	15,745,530	(974,436)	(2,352,276)	14,639,698	13,393,254
Derivatives **	549,836	894,001	(63)	(97)	549,773	893,905
Equity	1,228,423	1,639,949	-	-	1,228,423	1,639,949
Total	17,392,393	18,279,480	(974,499)	(2,352,373)	16,417,894	15,927,108

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

In order to support the credit origination processes, the Bank develops scoring and rating models based on statistical information or criteria from experts, which differentiate the risk levels of potential borrowers in order to support the decision-making process.

The Risk Corporate Vice Presidency is in charge of defining and documenting the specific characteristics of the models being utilized, as well as the parameters, variables to use in each case and the cut-off points that are applied per situation in the process of issuing credit. On an annual basis at the minimum, the Risk Corporate Vice Presidency must perform backtesting2 of the scoring and rating models used in the granting process in order to evaluate their effectiveness. Additionally, on a periodically basis, the entire credit portfolio will be rated taking into account the established internal models for the purpose of evaluating the credit risk of each borrower and constitute the required allowance for loans and advances and lease losses.

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

The following classifications are established for the analysis of concentration:

•	By country: based on the country that the loans were originated.

•	By sector: according to the sectorial sub-segmentation defined by the Bank based mainly on the code CIIU[1].

•	By categories: according to the portfolio category of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).

2 CIIU: International Standard Industrial Classification of All Economic Activities.

•	By economic group: according to the characteristics of economic groups as established by regulations.

•	By maturity: according with the remaining term to loan maturity.

•	By past due days: this concentration evaluates loans that are more than one month overdue.

b.	Credit Quality Analysis - Loans and Financial Leases

Rating System for Credit Risk Management

Its principal aim is to determine the risk profile of the borrower, which is obtained through a rating.

The rating for corporate loans is assigned principally based on the analysis of the interrelation of both qualitative and quantitative elements that can affect the fulfillment of the financial commitments acquired by a borrower. They take information on the financial statements, profit and loss statement, historical payment behavior both with the Bank and with other entities, and qualitative information on variables that are not explicit in the financial statements. The rating model is applied at the origination of the loan and is updated by a central qualification office to undertake a periodical evaluation of the loan portfolio, during the months of May and November each year. In 2019, a new rating model for SME portfolio in Colombia was implemented, using a random forest methodology, these are mathematical models which allows to use a greater number of variables related to the client, and have more precise rating consistent with the level of risk. These methodologies have a fundamental role in the evaluation and monitoring of credit risk.

In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information such as personal details, financial information, historical behavior, the total number of credit products and external information from credit bureaus. In 2019, a new rating system for the consumer portfolio in Colombia and Panama was implemented, using Random Forest methodology, these are mathematical models which allows to use a greater number of variables related to the client, and have more precise rating consistent with the level of risk. These methodologies have a fundamental role in the evaluation and monitoring of credit risk.

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

The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate	Companies with annual sales >= COP 100,000 M. Banistmo places borrowers with annual sales >= USD 10 M. Banco Agrícola and BAM place borrowers with annual sales >= USD 25 M.
Business	Companies with annual sales > = COP 13,000 M and < COP 100,000 M except for Banco Agrícola and BAM, which place borrowers with annual sales >= USD 5 M and < USD 25 M.
Business Construction	Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity, with annual sales >= COP 20,000 M and <= COP 45,000 M. They must have more than 3 projects executed as previous experience.
Corporate Construction	Constructors who dedicate themselves to the construction of buildings to be sold or rented as their main activity, with annual sales > COP 45,000 M. They must have more than 3 projects executed as previous experience.
SME Construction	Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity with annual sales >= COP 380 M and <= COP 20,000 M. They must have more than 3 projects executed as previous experience.
Institutional Financing	Financial sector institutions.
Government	Municipalities, districts, departments with their respective decentralized organizations and entities at the national level with incomes >= COP 20,000 M.
SME	Annual sales < COP 13,000 M, with a classification between small, medium, large and plus except for Banistmo which places borrowers < USD 10 M in annual sales. For Banco Agrícola and BAM < USD 5 M.

•	Consumer:

Loans and advances, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles. The vehicle financed is used as collateral for the loan.
Credit cards	Revolving credit limits for the acquisition of consumer goods, utilized by means of a plastic card.
Payroll loans	It is a credit line attached to an authorized individual payroll amount.
Other loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans Credit cards are not included in this segment.

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

The counterparties in the mortgage portfolio are mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•	Small Business Loans:

These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements: their indebtedness with all entities cannot exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) the staff must not exceed 10 employees; (iii) the client's total assets, excluding mortgage assets, are less than 500 minimum wages. For the classification of those small business that present combinations of number of employees parameters and total assets different from those indicated, the determining factor will be that of total assets.

The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.

Analysis of the behavior and impairment of the loan portfolio and financial lease operations

As of December 31, 2019, Bank’s total loan portfolio valued in Colombian pesos registered an increase of 4.87% compared to December 2018, driven by a growth mainly in Colombia, Guatemala and El Salvador (The last ones influenced by the devaluation of the Colombian peso against the U.S. dollar). The 30-day past due loan ratio (consolidated) stood at 4.63% in december 2019 compared to 4.68% in December 2018, driven by a decrease in the past-due portfolio of Personal and SME Banking consequently to the improvement in the strategies of origination and recovery, while the Corporate Banking was attributed to strategies for continuous monitoring and restructuring in clients of certain segments.

•	Commercial loans and finance lease amounted to COP 117,319 billion, which represented a decrease of 0.41% with respect to 2018. Its 30-day past due loan ratio was 3.81%.

•	Consumer loans stood at COP 39,700 billion, which represented an increase of 24.09% with respect to 2018. Its 30-day past due loan ratio was 5.14%.

•	Mortgage loans came to COP 23,983 billion, which represented an increase of 4.86 with respect to 2018. Its 30-day past due loan ratio was 7.41%.

•	Small Business loans ended at COP 1,279 billion, which represented an increase of 10.66% with respect to 2018. Its 30-day past due loan ratio was 12.25%.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by a committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2018 and December 2019 is shown below.

December 2019:

Watch List december 31, 2019
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	8,781,473	1.38%	120,933
Level 2 – Medium Risk	3,908,092	5.78%	225,881
Level 3 and 4 –High Risk	7,506,932	51.33%	3,853,653
Total	20,196,497	20.80%	4,200,467

December 2018:

Watch List december 31, 2018
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	9,179,165	1.04%	95,896
Level 2 – Medium Risk	2,549,977	8.96%	228,461
Level 3 and 4 –High Risk	5,723,041	57.36%	3,282,938
Total	17,452,183	20.67%	3,607,295

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

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2019
Amount Covered by Collateral
In Millions of COP
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	19,830,740	1,699,574	22,327,716	41	249,413	44,107,484
Goods Given in Real Estate Leasing	-	-	227	13,711,181	-	13,711,408
Goods Given in Leasing Other Than Real Estate	-	-	-	6,155,570	-	6,155,570
Stand by Letters of Credit	756,421	151	-	-	-	756,572
Security Deposits	541,530	321,814	-	7794	54,294	925,432
Guarantee Fund	2,838,386	155	-	107,149	339,660	3,285,350
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	4,430,882	43,380	-	-	990	4,475,252
Other Collateral (Pledges)	3,881,957	4,879,795	54,848	33	8,204	8,824,837
Without Guarantee (Uncovered Balance)	60,488,637	32,755,801	1,600,492	4,569,061	626,847	100,040,838
Total loans and financial leases	92,768,553	39,700,670	23,983,283	24,550,829	1,279,408	182,282,743

December 31, 2018
Amount Covered by Collateral
In Millions of COP
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	21,209,517	1,744,581	20,720,459	84	282,822	43,957,463
Goods Given in Real Estate Leasing	-	-	243	12,752,932	-	12,753,175
Goods Given in Leasing Other Than Real Estate	-	-	-	5,900,913	-	5,900,913
Stand by Letters of Credit	667,976	229	-	-	-	668,205
Security Deposits	470,400	369,689	-	-	76,136	916,225
Guarantee Fund	2,595,913	138	-	118,747	288,890	3,003,688
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	3,992,592	49,910	-	-	1,452	4,043,954
Other Collateral (Pledges)	4,118,947	4,713,359	48,098	20	14,158	8,894,582
Without Guarantee (Uncovered Balance)	61,545,303	25,115,475	2,101,885	4,425,508	492,740	93,680,911
Total loans and financial leases	94,600,648	31,993,381	22,870,685	23,198,204	1,156,198	173,819,116

The Bank closely monitors collateral held for financial assets that are considered in Stage 3, as it becomes more likely that the Bank will take possession of collateral to mitigate potential credit losses.

Financial assets that are considered Stage 3 and related collateral held in order to mitigate potential losses are shown below:

December 31, 2019
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	747,929	235,892	512,037	1,914,276
Consumer
Mortgage	161,605	18,269	143,336	203,229
Small Business Loans
Financial Leases	616,675	217,808	398,867	889,551
Total credit assets	1,526,209	471,969	1,054,240	3,007,056

December 31, 2018
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	775,689	239,720	535,969	2,528,495
Consumer
Mortgage	139,084	21,883	117,201	173,482
Small Business Loans
Financial Leases	666,495	201,981	464,514	974,274
Total credit assets	1,581,268	463,584	1,117,684	3,676,251

A portion of the Bank’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with The Bank’s expected credit loss model. The carrying amount of such financial assets is COP 285,903 as at 31 December 2019 and COP 281,722 as at 31 December 2018.

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

During 2019 and 2018, foreclosed assets received amounted to COP 508,441 and COP 521,718, respectively.

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

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:

•	Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories are as follows:

Composition	December 31 2019	December 31, 2018
In millions of COP
Commercial	92,768,553	94,600,648
Corporate	50,108,427	55,562,618
SME	12,209,759	16,524,571
Others	30,450,367	22,513,459
Consumer	39,700,670	31,993,381
Credit card	8,079,354	7,026,689
Vehicle	3,597,969	3,253,060
Payroll loans	7,896,376	7,451,381
Others	20,126,971	14,262,251
Mortgage	23,983,283	22,870,685
VIS[3]	6,211,385	5,778,067
Non- VIS	17,771,898	17,092,618
Financial Leases	24,550,829	23,198,204
Small Business Loan	1,279,408	1,156,198
Loans and advances to customers and financial institutions	182,282,743	173,819,116
Allowance for loans and advances and lease losses	(10,929,395)	(10,235,831)
Total net loan and financial leases	171,353,348	163,583,285

•	Concentration of loan by maturity

The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases:

December 31, 2019
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
In millions of COP
Commercial	27,697,217	21,352,300	17,894,373	25,824,663	92,768,553
Corporate	12,377,872	9,593,705	11,229,624	16,907,226	50,108,427
SME	3,700,971	4,384,119	2,440,766	1,683,903	12,209,759
Others	11,618,374	7,374,476	4,223,983	7,233,534	30,450,367
Consumer	897,630	5,275,564	22,018,610	11,508,866	39,700,670
Credit card	160,807	334,486	7,358,630	225,431	8,079,354
Vehicle	66,581	573,874	1,439,037	1,518,477	3,597,969
Order of payment	55,448	530,242	1,279,371	6,031,315	7,896,376
Others	614,794	3,836,962	11,941,572	3,733,643	20,126,971
Mortgage	48,937	197,468	512,509	23,224,369	23,983,283
VIS	9,672	55,493	134,784	6,011,436	6,211,385
Non-VIS	39,265	141,975	377,725	17,212,933	17,771,898
Financial Leases	3,052,472	2,993,125	4,206,767	14,298,465	24,550,829
Small business loans	248,210	586,448	251,530	193,220	1,279,408
Total gross loans and financial leases	31,944,466	30,404,905	44,883,789	75,049,583	182,282,743

 3 VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

December 31, 2018
Maturity	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Greater Than 5 Years	Total
In millions of COP
Commercial	31,052,548	18,846,830	16,216,100	28,485,170	94,600,648
Corporate	16,569,691	8,491,758	11,335,723	19,165,446	55,562,618
SME	5,253,678	5,482,139	2,774,471	3,014,283	16,524,571
Others	9,229,179	4,872,933	2,105,906	6,305,441	22,513,459
Consumer	749,322	4,562,956	12,069,707	14,611,396	31,993,381
Credit card	100,367	244,218	1,073,539	5,608,565	7,026,689
Vehicle	60,754	610,398	1,538,979	1,042,929	3,253,060
Payroll loans	62,657	624,660	1,397,974	5,366,090	7,451,381
Others	525,544	3,083,680	8,059,215	2,593,812	14,262,251
Mortgage	58,613	175,572	479,086	22,157,414	22,870,685
VIS	11,056	51,768	117,404	5,597,839	5,778,067
Non-VIS	47,557	123,804	361,682	16,559,575	17,092,618
Financial Leases	2,393,428	2,560,578	4,260,513	13,983,685	23,198,204
Small business loans	256,093	477,456	220,105	202,544	1,156,198
Total gross loans and financial leases	34,510,004	26,623,392	33,245,511	79,440,209	173,819,116

•	Concentration by past due days

The following table shows the loans and financial leases according to past due days. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2019
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	89,172,106	464,573	542,233	937,931	1,651,710	92,768,553
Consumer	37,661,558	873,583	282,165	742,197	141,167	39,700,670
Mortgage	22,205,284	647,059	136,005	333,204	661,731	23,983,283
Financial Leases	23,678,408	321,232	52,548	207,619	291,022	24,550,829
Small Business Loan	1,122,737	50,740	14,596	56,939	34,396	1,279,408
Total	173,840,093	2,357,187	1,027,547	2,277,890	2,780,026	182,282,743

December 31, 2018
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
	In millions of COP
Commercial	90,804,138	452,890	152,877	1,387,364	1,803,379	94,600,648
Consumer	30,311,854	701,314	238,540	638,868	102,805	31,993,381
Mortgage	21,121,205	612,480	148,786	388,653	599,561	22,870,685
Financial Leases	22,433,190	209,840	54,029	245,974	255,171	23,198,204
Small Business Loan	1,008,378	48,849	16,202	60,103	22,666	1,156,198
Total	165,678,765	2,025,373	610,434	2,720,962	2,783,582	173,819,116

•	Concentration of loans by economic sector

The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower:

December 31, 2019
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	3,931,913	1,948,089	5,880,002
Petroleum and Mining Products	923,375	148,222	1,071,597
Food, Beverages and Tobacco	6,107,103	629,948	6,737,051
Chemical Production	3,383,655	62,995	3,446,650
Government	5,626,186	1,897	5,628,083
Construction	14,526,616	6,221,753	20,748,369
Commerce and Tourism	17,601,979	8,873,330	26,475,309
Transport and Communications	7,703,609	524,847	8,228,456
Public Services	5,492,806	1,326,236	6,819,042
Consumer Services	42,466,786	22,647,495	65,114,281
Commercial Services	16,630,762	4,120,883	20,751,645
Other Industries and Manufactured Products	6,457,499	4,924,759	11,382,258
Total	130,852,289	51,430,454	182,282,743

December 31, 2018
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	3,804,075	2,548,078	6,352,153
Petroleum and Mining Products	1,082,816	181,789	1,264,605
Food, Beverages and Tobacco	5,865,111	320,596	6,185,707
Chemical Production	3,566,746	12,561	3,579,307
Government	4,457,944	79,133	4,537,077
Construction	14,508,354	5,513,212	20,021,566
Commerce and Tourism	16,928,137	7,641,117	24,569,254
Transport and Communications	8,331,727	865,257	9,196,984
Public Services	6,007,483	966,764	6,974,247
Consumer Services	35,886,645	20,813,390	56,700,035
Commercial Services	17,041,170	5,540,572	22,581,742
Other Industries and Manufactured Products	5,978,092	5,878,347	11,856,439
Total	123,458,300	50,360,816	173,819,116

•	Credit concentration by country

The following table shows the concentration of the loans and financial leases by country. Loans are presented based on the country in wich they were originated:

December 31, 2019
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	127,875,541	70.15%	8,678,279	79.40%
Panamá	30,783,359	16.89%	1,084,303	9.92%
El Salvador	11,456,280	6.28%	445,609	4.08%
Puerto Rico	771,135	0.42%	30,680	0.28%
Guatemala	11,385,421	6.25%	689,839	6.31%
Other Countries	11,007	0.01%	685	0.01%
Total	182,282,743	100.00%	10,929,395	100.00%

December 31, 2018
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	119,674,770	68.85%	8,402,751	82.09%
Panama	32,299,274	18.58%	910,268	8.89%
El Salvador	10,590,571	6.09%	465,122	4.54%
Puerto Rico	889,528	0.51%	29,041	0.29%
Guatemala	10,352,272	5.96%	427,747	4.18%
Other countries	12,701	0.01%	902	0.01%
Total	173,819,116	100.00%	10,235,831	100.00%

•	Credit concentration by economic group

As of December 31, 2019 and 2018, concentration of the 20 largest economic groups amounted to COP 20,272 billion and COP 20,372 billion, respectively. This exposure corresponds to all credit active operations of these groups.

d.	Credit quality – Loans and Advances

The following table shows information about credit quality of the borrower:

December 31 2019
Classification	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Commercial	80,068,756	4,763,023	7,936,774	92,768,553
Consumer	35,957,631	1,969,289	1,773,750	39,700,670
Mortgage	21,584,674	1,340,380	1,058,229	23,983,283
Small Business Loans	1,088,656	70,219	120,533	1,279,408
Financial Leases	21,069,884	1,857,427	1,623,518	24,550,829
Loans and Advances	159,769,601	10,000,338	12,512,804	182,282,743

December 31 2018
Classification	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Commercial	83,632,770	3,214,860	7,753,018	94,600,648
Consumer	28,666,461	1,758,162	1,568,758	31,993,381
Mortgage	20,280,416	1,513,063	1,077,206	22,870,685
Small Business Loans	958,491	80,805	116,902	1,156,198
Financial Leases	20,355,961	1,145,165	1,697,078	23,198,204
Loans and Advances	153,894,099	7,712,055	12,212,962	173,819,116

In order to determine the expected credit loss, the Bank considers the economic conditions and performance of the borrower’s industry, the analysis of payments behavior, events that could negatively affect the borrower’s ability to pay, among others factors.

The expected credit loss is determined either by a collective or individual evaluation according to the amount and characteristics of the loan. For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.

Impairment loan portfolio analyzed by individual evaluation at COP 6.0 billion, which represented 2.8% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation:

December 31 2019
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	5,163,304	2,442,820	2,773,470	1,961,268
Consumer	-	-	1,773,750	1,579,758
Mortgage	-	-	1,058,229	578,593
Financial Leases	841,175	409,721	782,343	337,830
Small Business Loan	-	-	120,533	84,445
Total	6,004,479	2,852,541	6,508,325	4,541,894

December 31 2018
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	4,970,415	2,583,874	2,782,603	1,904,866
Consumer	-	-	1,568,758	1,383,265
Mortgage	-	-	1,077,206	586,026
Financial Leases	795,862	339,418	901,216	367,072
Small Business Loan	-	-	116,902	79,981
Total	5,766,277	2,923,292	6,446,685	4,321,210

Sensitivity analysis

Among the relevant assumptions that affect the allocation of the expected loss (ECL) in the loan portfolio and financial leasing, are the following variables that have the greatest impact on each of the countries:

Bancolombia, Banco Agro Mercantil, Banistmo & Banco Agrícola

▪	GDP growth: due to the impact on the performance of companies and the valuation of guarantees;

▪	Inflation: Given the significant impact on the purchasing power of economic agents, the investment prospects and externalities caused in the economic environment.

The changes in the expected loss as of December 31, 2019 are shown below as a result of a possible change of 1% increase or decrease in these variables based on the assumptions used in the calculation of the expected loss for each of them. The scenarios: base, optimistic and pessimistic.

		Inflation
In Millions of COP
		[+1%]	Without changes	[-1%]
GDP Growth	[+1%]	(33,094)	(78,617)	(116,783)
	Without changes	45,523	-	(38,166)
	[-1%]	137,869	92,346	54,180

Additionally, the Bank has estimated the impact on the expected loss by applying the optimistic and pessimistic scenarios with a weight of 100% in each one; As a result of the application of this change, there is a decrease in the expected losses of COP 533,689 MM in the case of the optimistic scenario and an increase of COP 549,432 MM in applying the pessimistic scenario. For individual VPN the scenarios applied are the base and alternative respectively.

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

Credit Quality Analysis of the Group

	Debt instruments		Equity		Derivatives(1)
	2019	2018	2019	2018	2019	2018
Maximum Exposure to Credit Risk
Low Risk	13,738,560	12,994,431	320,034	349,425	527,427	867,639
Medium Risk	1,390,984	1,639,484	8,655	1,749	2910	135
High Risk	463,305	412,834	637	6496	755	429
Without Rating	21,285	698,781	899,097	1,282,279	18,744	25,798
Total	15,614,134	15,745,530	1,228,423	1,639,949	549,836	894,001
(1)	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive. Therefore, the value described here differs from the book value.

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

•	Maximum exposure level to the credit risk given for:

	Maximum Exposure		Collateral *		Net Exposure
	2019	2018	2019	2018	2019	2018
Maximum Exposure to Credit Risk
Debt instruments	15,614,134	15,745,530	(974,436)	(2,352,276)	14,639,698	13,393,254
Derivatives **	549,836	894,001	(63)	(97)	549,773	893,905
Equity	1,228,423	1,639,949	-	-	1,228,423	1,639,949
Total	17,392,393	18,279,480	(974,499)	(2,352,373)	16,417,894	15,927,108

See Notes on this table:

*	Collateral Held (-) and Collateral Pledged (+)

**	Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied
*	Debt instruments Book value 100%
*	Equity Instruments:
-	Shares:100%
-	Investment funds: Book value 100%

•	Analysis of the maturity of other financial instruments past due but not impaired

−	Debt instruments: Portfolio does not present past due nor impaired assets.
−	Equity: Portfolio does not present impaired assets
−	Derivatives: The past due assets are not material.

•	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

	Exposure		Impairment		Final Exposure
	2019	2018	2019	2018	2019	2018
Maximum Exposure to Credit Risk
Fair Value	11,583,672	12,251,873	2,863	3,053	11,580,809	12,248,820
Amortized Cost	4,030,462	3,493,657	11,738	11,730	4,018,724	3,481,928
Total	15,614,134	15,745,530	14,601	14,783	15,599,533	15,730,748

Equity

	Exposure		Impairment		Final Exposure
	2019	2018	2019	2018	2019	2018
Maximum Exposure to Credit Risk
Fair Value through profit or loss	718,269	1,101,462	-	-	718,269	1,101,462
Fair Value through OCI	510,154	538,487	-	-	510,154	538,487
Total	1,228,423	1,639,949	-	-	1,228,423	1,639,949

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

Assets received as bilateral collateral between counterparties: The collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA) 4 and with fulfillment in cash in dollars and managed by ClearStream. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.

4 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).

Collateral adjustments for margin agreements: The adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

−	With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.

−	For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.

−	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA and GMRA (Global Master Repurchase Agreement) [5] both for OTC derivatives and securities financing transactions.

−	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
−	For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.

−	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

•	Level of collateral held:

	Collateral*		Main type of collateral
	2019	2018	2019	2018
Maximum Exposure to Credit Risk
Debt Securities	(974,436)	(2,352,276)	Government bonds (TES)	Government Bonds (TES) and term deposits
Derivatives	(63)	(97)	Cash	Cash
Equity	-	-
Total	(974,499)	(2,352,373)

See Notes on this table:

* Collateral Held (-) and Collateral Pledged (+)

g.	Credit risk concentration - other financial instruments:

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

5 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA), which is the body representing the bond and repo markets in Europe.

Risk exposure by economic sector and risk region

	Debt instruments		Equity		Derivative
	2019	2018	2019	2018	2019	2018
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	3,650,072	3,179,751	1,060,133	1,064,268	242,827	276,721
Financial	1,119,315	805,863	145,662	543,256	262,990	520,026
Government	10,844,747	11,757,757	-	-	-	-
Funds e ETF	-	2159	22,628	32,425	44,019	97,254
Total	15,614,134	15,745,530	1,228,423	1,639,949	549,836	894,001
Concentration by Region
North America	2,218,829	1,569,943	4,467	1,472	77,561	279,132
Latam	12,160,411	14,175,587	1,181,239	1,613,783	312,442	475,243
Europe	30,061	-	-	-	156,470	119,126
Others (Includes Funds and ETF)	1,204,833	-	42,717	24,694	3,363	20,501
Total	15,614,134	15,745,530	1,228,423	1,639,949	549,836	894,002

Risk exposure by credit rating

	Other financial instruments
	2019	2018
Maximum Exposure to Credit Risk
Sovereign Risk	5,446,411	6,879,345
AAA	4,848,694	4,304,104
AA+	452,253	398,479
AA	135,231	22,615
AA-	127,153	180,757
A+	1,019,863	23,800
A	69,811	328,597
A-	209,383	163,235
BBB+	1,748,221	73,101
BBB	186,469	1,133,247
BBB-	342,531	704,216
Other	1,867,247	2,061,128
Not rated	939,126	2,006,858
Total	17,392,393	18,279,480

At the end of the year, Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

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

Market risk stems from the following activities at the Bank:

6 For derivatives transactions counterparty risk is revealed as long as the valuation is positive. Therefore, the value described here differs from the book value.

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

Market Risk Management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2019. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

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

The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 2555 de 2010.

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

The relevant risk exposure categories for which VaR is computed by the Bank according to “Chapter XXI, Appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk, (iv) fund risk. and (v) credit default swaps risk.

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

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk, fund risk and the credit default swaps risk which are calculated as the algebraic sum of the Parent Company and each of its subsidiaries’ exposure to these risks. Currently Bancolombia Group does not present exposure to credit default swaps risk.

The total market risk VaR, had a 17% surge going from COP 1,447,384 in December 31st, 2018 to COP 1,692,516 as of December 31st, 2019, due mainly to increase of 44% in the exposure to interest rate risk as a result of a greater position in fixed income instruments. Also, due to currency risk increases 12% as consequence of greater net position in US. dollars in Bancolombia.

The following table presents the total change on market risk and every risk factor.

December 2019
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	359,654	325,400	409,369	242,568
Exchange Rate	1,015,874	874,432	1,055,546	496,565
Share Price	110,386	105,576	110,386	101,757
Collective Portfolios	206,602	203,676	207,503	195,944
Total Value at Risk	1,692,516	1,509,084	1,711,794	1,092,446

December 2018
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	249,070	241,602	317,524	204,478
Exchange Rate	909,648	712,435	909,648	563,322
Share Price	91,847	103,127	112,372	91,847
Collective Portfolios	196,819	192,920	198,227	187,842
Total Value at Risk	1,447,384	1,250,084	1,447,384	1,108,052

•	Assumptions and Limitations of VaR Models

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

b. Non-trading instruments market risk measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

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

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
In millions of COP
Assets sensitivity 50 bps	377,918	361,427
Liabilities sensitivity 50 bps	200,650	185,477
Net interest income sensitivity50 bps	177,269	175,950

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
In millions of USD
Assets sensitivity 50 bps	35	39
Liabilities sensitivity 50 bps	34	36
Net interest income sensitivity50 bps	1	3

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

Total Exposure:

As of December 31, 2019, the net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 50 basis points was COP 177,269. The change in the net interest income sensitivity between 2019 and 2018 is due to the increase in the sensitivity of float loans due to the surge in IBR indexed loans.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 50 basis points, was USD 1 at December 31, 2019, compared with USD 3 at December 31, 2018. The decrease in net interest income sensitivity due to interest rate risk between 2019 and 2018 occurred due to the reduction in the sensitivity of float loans due the decrease in Libor indexed loans.

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

Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in the industrial and financial sectors. The market value of those investments decreased by 76% during the year, from COP163,136 million as of December 31 st, 2018 to COP38,428 million as of December 31 st, 2019, as a result of the sale of Empresa de Energía del Pacífico S.A (EPSA) shares.

The structural equity positions are exposed to equity price risk. Sensitivity calculations are made for those positions:

Table 2. Share Price Sensitivity

	December 31, 2019	December 31, 2018
Fair Value	38,428	163,136
Delta	14.70%	14.70%
Sensitivity	5,649	23,981

A negative impact of 14.70%, applied to the market value, produces a decrease of COP 5,649 on the structural equity investments market value, which would decrease from COP 38,428 to COP 32,799.

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

In order to estimate liquidity risk, the Bank measure a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 day. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2019	December 31, 2018
Net cash outflows into 30 days*	11,584,292	7,004,662
Liquid Assets	30,631,688	26,506,750
Liquidity coverage ratio	264.42%	378.42%

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

The following table shows the liquid assets held by Bank´s:

Liquid Assets(1)	December 31, 2019	December 31, 2018
High quality liquid assets*
Cash	16,594,906	15,370,693
High quality liquid securities	12,054,474	9,268,481
Other Liquid Assets	-	-
Other securities**	1,982,308	1,867,576
Total Liquid Assets	30,631,688	26,506,750
(1)	Feature possesses the high liquidity available in all cases, and those liquid assets received by the Central Bank for its operations expansion and monetary contraction. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

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

c.	Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Group’s financial assets:

Contractual maturities of financial assets December 31, 2019

Financial Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Cash and balances with central bank	18,256,065	-	-	-
Interbank borrowings - Repurchase agreements	5,668,879	3,473	-	-
Financial assets investments	7,596,501	5,977,528	1,515,494	2,511,061
Loans and advances to customers	68,333,569	63,570,825	38,880,378	61,287,271
Derivative financial instruments	3,414,986	1,439,006	602,600	1,456,157
Total financial assets	103,269,999	70,990,831	40,998,471	65,254,489

Contractual maturities of financial assets December 31, 2018

Financial Assets	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Cash and balances with central bank	15,833,017
Interbank borrowings - Repurchase agreements	2,965,646
Financial assets investments	7,512,098	4,557,121	2,585,777	3,608,511
Loans and advances to customers	61,653,720	52,485,542	33,393,032	59,347,861
Derivative financial instruments	1,073,804	174,475	486,746	247,268
Total financial assets	89,038,285	57,217,138	36,465,555	63,203,640

d.	Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2019

Financial Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Demand deposit from customers	93,570,234	-	-	-
Time deposits from customers	46,508,889	14,550,816	4,243,327	2,235,994
Interbank deposits-Repurchase agreements	2,660,153	28,720	-	-
Borrowings from other financial institutions	7,437,449	3,332,957	1,395,047	1,450,059
Debt securities in issue	3,944,412	9,554,767	3,740,529	6,655,600
Derivative financial instruments	3,442,440	1,832,167	657,888	891,590
Total financial liabilities	157,563,577	29,299,428	10,036,790	11,233,243

Contractual maturities of financial liabilities December 31, 2018

Financial Liabilities	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
Demand deposit from customers	85,275,330	-	-	-
Time deposits from customers	39,104,963	14,120,231	5,096,152	2,037,330
Interbank deposits-Repurchase agreements	3,132,911	531,734	-	-
Borrowings from other financial institutions	11,149,381	2,952,158	1,158,784	1,844,290
Debt securities in issue	3,721,909	8,078,228	7,489,901	5,813,722
Derivative financial instruments	636,410	101,836	391,930	240,727
Total financial liabilities	143,020,905	25,784,187	14,136,767	9,936,069

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

•	The demand deposits historically have maintained a tendency to remain stable.

•	The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.

e. Financial guarantees

The tables below set out the remaining contractual maturities of the Group’s financial guarantees

December 31, 2019	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
In millions of COP
Financial guarantees	3,386,128	696,768	68,150	144,904

December 31, 2018	0 - 1 Year	1- 3 Years	3- 5 Years	More than 5 years
In millions of COP
Financial guarantees	3,370,845	1,426,992	277,710	177,828

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

In spite of the above, the management has directed its efforts towards the equity strengthening as shown in table below.

	As of
	December 31, 2019	December 31 2018
	In millions of COP
Regulatory Capital and Capital Adequacy Ratios
Basic Ordinary Equity	24,280,973	23,965,972
Deductions Basic Ordinary Equity	(4,257,640)	(4,251,247)
Total Basic Ordinary Equity	20,023,333	19,714,725
Additional Equity	6,800,436	6,704,144
Total Regulatory Capital	26,823,769	26,418,869
Capital Ratios
Primary capital to risk-weighted assets (Tier 1)	9.57%	10.05%
Secondary capital to risk-weighted assets	3.25%	3.42%
Technical capital to risk-weighted assets (Tier 2)	12.82%	13.47%

NOTE 32. IMPACTS ON APPLICATION OF NEW STANDARDS

a)	Recently Issued Accounting Pronouncements Applicable in 2019

IFRS 16 Leases:

On January 13, 2016, the IASB issued IFRS 16 Leases replacing IAS 17 leases, IFRIC 4 Determination of whether a contract contains a lease, SIC 15 Incentives in lease agreements and SIC 27 Evaluation of the substance of the transaction. This standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases. The standard includes two recognition exemptions for lessees: leasing of low-value assets (for example, personal computers) and short-term leases (that is, leases with a term of less than 12 months). At the beginning of the lease, the lessee recognizes a liability for lease payments (liability for lease) and an asset that represent the right to use the underlying asset during the term of the lease (right to use the asset). Lessees must separately recognize the interest expense of the lease liability and the depreciation expense of the right to use.

Lessees must also remeasure the lease liability upon the occurrence of certain events (for example, a change in the term of the lease, a change in future lease payments as a result of a change in the rate or rate used to determine such lease payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment in the right of use asset.

The accounting of the lessor under IFRS 16 does not have substantial modifications with respect to the requirements of IAS 17. The lessors continue to classify all their leases using the same classification principles of IAS 17, between financial and operating leases.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

The Bank chose to use the following practical expedients when adopting IFRS 16 using the modified adoption method for leases previously classified as operating leases using IAS 17:

a)	Do not carry out an assessment of the impairment of the value of the assets for the right-to-use lease contracts, because prior to the transition to IFRS 16, said contracts were evaluated and none was determined to be onerous;
b)	For contracts whose maturity is within 12 months and do not contain a purchase option following the date of initial application, they will be recognized as short-term leases.
c)	The initial direct costs of measuring the asset by right to use were excluded on the date of initial application; and
d)	Used hindsight to determine the lease term.

The interest rate implicit in the lease could not be readily determined, that is why The Bank performed an analysis taking in count the currency, lease term, economic environment and class of underlying assets to determinate the weighted average lessee’s incremental borrowing rate. The weighted average lessee’s incremental borrowing effective rate applied to the lease liabilities on January 01, 2019 was 7.19%.

The Bank adopted as of January 01, 2019 the IFRS 16 using the modified retrospective adoption method, where the right-of-use assets are measured as if IFRS 16 had always been applied, using the lessee’s incremental borrowing rate known at the date of transition. Its effects are the following:

The following table sets the lease liability recognized at January 01, 2019:

January 01, 2019
Operating lease commitments disclosed as of December 31, 2018 (1)	3,993,490
Lease liability recognized as of January 01, 2019	1,848,833
Of which are:
Current lease liabilities	7,356
Non-current lease liabilities	1,841,477
(1)	This line does not include short-term leases and low-value leases for value of COP 3,633 and COP 5,040, respectively.

The recognized right-of-use assets relate to the following types of assets:

Types of Assets	January 01, 2019
Buildings	1,487,175
Vehicles	34,956
Technological equipment	49,736
Furniture and fixtures	579
Total right of use assets	1,572,446

The net impact on retained earnings (decrease) as of January 01, 2019 corresponds to COP 184,248. The change in accounting policy affected the following items in the consolidate statement of financial position as of January 01, 2019:

Concepts	January 01, 2019
Increase in Right of use assets(1)	1,543,427
Net of Deferred tax	(119,173)
Increase in Lease liabilities	1,848,833
Net of Effect of changes in foreign exchange rate	(9,560)
Decrease in Retained earnings	184,248

(2)	The increase in right of use assets for COP 1,543,427 differs from the COP 1,572,446 presented in the right of use assets at January 01, 2019, in the amount of COP 29,019 due the financial leases recognized by Transportempo S.A.S. under IAS 17 at December 31, 2018.

IFRS 9, Financial Instruments: The Bank adopted IFRS 9 as issued in July 2014 regarding to hedge accounting from and as of from January 1, 2019. As permitted by the transitional provisions of IFRS 9.7.2, the Bank elected not to restate comparative figures. No adjustments to the carrying amounts of financial assets and liabilities at the date of transition arise.

All hedge relationships designated under IAS 39 as of December 31, 2018, qualified for hedge accounting considering specified qualifying criteria under requirements provided by IFRS 9 on January 1, 2019. In the process of adopting IFRS 9, Banistmo has not identified impacts on the transition from IAS 39 to IFRS 9 on the hedging relationships currently maintained.

NOTE 33. SUBSEQUENT EVENTS

Approval of Consolidated Financial Statements

The consolidated financial statements were approved by the Board of Director on April 21, 2020.

Tender Offer to purchase Bancolombia S.A. senior notes due 2021

On January 8, 2020 the Bank announced that Citigroup Global Markets Inc. commenced an offer to purchase (the “Offer”) for cash any and all of the Issuer’s outstanding 5.950% Senior Notes due 2021 (the “Notes”) upon the terms and subject to the conditions set forth in an Offer to Purchase. The Bank intended to redeem all or a portion of the Notes that remain outstanding following the completion of the Offer.

On January 23, 2020 the Bank priced the public offering of USD 950,000 in aggregate principal amount of its Senior Notes due January 29, 2025 (the “Notes Offering”). The notes have a 5 year maturity and a coupon of 3%, payable semi-annually on January 29 and July 29 of each year, commencing on July 29, 2020. Bancolombia will use the proceeds of the Notes Offering to complete the liability management transaction announced to the market on January 8, 2020 for its 5.950% Senior Notes due 2021 and to redeem all or a portion of those Senior Notes that remain outstanding following completion of that transaction.

The Notes Offering were settled on January 29, 2020.

Acquisition of 40% of the common stock of Grupo Agromercantil Holding

On February 28 2020, Bancolombia S.A announced that it received a notice from BAM Financial Corporation (“BFC”), owner of 40% of the common stock of Grupo Agromercantil Holding (GAH), in which BFC notified its decision to exercise a contractual put option for the sale of the GAH common stock held by BFC to Bancolombia Panama S.A. in accordance with the preexisting agreements between BFC and Bancolombia Panama S.A.

As of the date hereof, Bancolombia Panama S.A. owns 60% of the common stock of GAH. The purchase of 40% of the common stock of GAH from BFC will therefore allow Bancolombia to own 100% of the common stock of GAH. GAH owns the Conglomerado Financiero Agromercantil of Guatemala, which includes among others, Banco Agromercantil of Guatemala (“BAM”).

The aggregate purchase price for the Shares is USD 289,144,606, this amount has been recorded as a financial obligation in Bancolombia’s consolidated financial statements for the fiscal year 2019.

Closing of the transaction will occur after the approval by regulatory authorities which is expected to happen in the third quarter of 2020.

Impacts of COVID-19

Since the beginning of March 2020, the outbreak of COVID-19 has impacted the Bank’s operations, customers, suppliers and employees. This circumstance affects the Bank’s Colombian and Central American operations. It remains unclear at this time how the developments in relation to COVID-19 will evolve through 2020 and the Bank will continue to monitor the situation closely.

As a response to the COVID-19 pandemic, on March 17, 2020 the Colombian government declared the social, economic and ecological emergency. Pursuant to such declaration, the government issued Decree 457 of 2020, which includes a mandatory shelter-in-place order within Colombia, as well as the suspension of international and domestic flights.

Many countries, including those where the Bank operates directly or through its subsidiaries have imposed similar measures, such as mandatory shelter-in-place and the closing of borders or travel prohibitions. These restrictions may adversely affect the jurisdictions where the Bank operates and its ability to conduct businesses as usual in those jurisdictions.

As a response to the effects of COVID-19, in March 2020 Bancolombia started to offer temporary relief measures to assist both personal and small business customers in Colombia during the period of disruption. These measures are supported by the Colombian central bank and Superintendencia Financiera and are being offered throughout the country by the banking sector. Some of the main reliefs are the following:

-	Deferral of principal and interest payments due on loans that were not impaired as of February 29, 2020 from April 01, 2020 and for up to three months, for mortgage, consumer and small business loans. Also for mortgage loans, clients have the possibility of extending the deferral for an additional three months, by a maximum of six months. The deferral is considered a loan term extension for that period.
-	Special interest rates for the acquisition of basic goods such as food and medication through Bancolombia’s credit cards

If the COVID-19 outbreak continues to cause disruption to economic activity in Colombia and Central America through 2020, there could be potential impairments of long-lived assets, adverse impacts on the Bank’s securities portfolios at fair value and derivatives, as well as impacts on our ability to generate revenues due to lower lending and transaction volumes, and fee revenue, which may impact the Bank’s profitability and capital position.

Changes in economic conditions will be monitored by the Bank as new information becomes available as to reflect in macroeconomic scenarios when assessing impairment of assets.

It is expected that in the first quarter of 2020 there will be higher expected credit losses (ECL) driven by a change in the economic scenarios used to calculate ECL. The COVID-19 outbreak has led to an expected weakening of the GDP forecasts in Colombia and Central America, and the probability of a more adverse economic scenario for the short term is higher than what was expected at 31 December 2019.

