Form 20-F
period 2020-12-31
BANCOLOMBIA SA
filed 2021-04-23
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from ._____ to ____

Commission file number: 001 – 32535

BANCOLOMBIA S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of Colombia

(Jurisdiction of incorporation or organization)

Carrera 48 # 26-85, Avenida Los Industriales

Medellín, Colombia

(Address of principal executive offices)

Carlos Daniel Raad Baene, Investor Relations Director

Tel. +571 4885371, e-mail: craad@bancolombia.com

Calle 31 # 6-39 – Edificio San Martín, Bogotá, Colombia

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

Yes ⌧ No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to

Section 13 of 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ◻ No ⌧

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ◻ No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ◻ No ◻

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this annual report:

“ADSs” refers to the Bank’s American Depositary Shares (one ADS represents four preferred shares).

“Annual Report” refers to this annual report on Form 20-F.

“ATM” refers to automated teller machine.

“BAM” refers to Banco Agromercantil de Guatemala S.A., a banking institution organized under the laws of the Republic of Guatemala, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

“Banagrícola” refers to Banagrícola S.A., a company incorporated in Panama, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

“Banca de Inversión” refers to Banca de Inversión Bancolombia S.A. Corporación Financiera, a Subsidiary of Bancolombia S.A. organized under the laws of the Republic of Colombia that specializes in providing investment banking services.

“Banco Agrícola” refers to Banco Agrícola S.A., a banking institution organized under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

“Bancolombia”, the “Bank”, “us”, “we” or “our” refers to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

“Bancolombia Panama” refers to Bancolombia Panamá S.A., a subsidiary of Bancolombia S.A. organized under the laws of the Republic of Panama that provides banking services to non-Panamanian customers.

“Bancolombia Puerto Rico” refers to Bancolombia Puerto Rico Internacional Inc an international banking subsidiary of Bancolombia S.A. organized under the laws of the Common Wealth of Puerto Rico, that provides banking services to customers that do not reside in Puerto Rico.

“Banistmo” refers to Banistmo S.A., a banking institution organized under the laws of the Republic of Panama, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

“Central Bank” refers to the Central Bank of Colombia (“Banco de la República”).

“Colombia” refers to the Republic of Colombia.

“Colombian banking GAAP” refers to generally accepted accounting principles in Colombia as regulated by Law 1314 of 2009, Decree 1851 of 2013 and as supplemented by the applicable regulations of the SFC, which differs with IFRS principally, among other differences, in (i) the recognition of impairment for loans; (ii) the classification and subsequent measurement of debt and equity investments; and (iii) the impairment of foreclosed assets. The Consolidated Financial Statements included in this Annual Report are prepared under IFRS as issued by the International Accounting Standard Board.

“Consolidated Financial Statements” refers to the audited consolidated statements of financial position of the Bank as of December 31, 2020 and 2019 and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018 and related notes included in this Annual Report.

“DTF” refers to the “Depósitos a Término Fijo” rate, the weighted average interest rate paid by finance corporations, commercial banks and financing companies in Colombia for time deposits with maturities of 90 days.

“Fiduciaria Bancolombia” refers to Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, a Subsidiary of Bancolombia organized under the laws of Colombia which provides trust and fund management services.

“Grupo Agromercantil” refers to Grupo Agromercantil Holding S.A., a company organized under the laws of the Republic of Panama and the parent company of BAM, and its consolidated subsidiaries, unless the context otherwise requires.

“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“International Bank” refers to the Bank´s affiliates located outside Colombian territory that provide banking services, such as, Bancolombia Panama S.A., Bancolombia Puerto Rico International Inc. and Bancolombia Cayman S.A.

“IRS” refers to the U.S. Internal Revenue Service.

“NYSE” refers to the New York Stock Exchange.

“OCI” refers to Other Comprehensive Income.

“peso”, “pesos” or “COP” refer to the lawful currency of Colombia.

“preferred shares” and “common shares” refer to our issued outstanding and fully paid-in preferred and common shares, designated as “acciones con dividendo preferencial sin derecho a voto” and “acciones ordinarias”, respectively.

“Renting Colombia” refers to Renting Colombia S.A.S., a Subsidiary of Bancolombia S.A. organized under the laws of Colombia, which provides operating lease and fleet management services for individuals and companies.

“Representative Market Rate” refers to “Tasa Representativa del Mercado”, the U.S. dollar representative market rate, certified by the SFC. The Representative Market Rate is an economic indicator of the daily exchange rate on the Colombian market spot of currencies. It corresponds to the arithmetical weighted average of the rates for the purchase and sale of currencies by certain financial institutions (including Bancolombia) authorized to engage in foreign exchange transactions in Colombia.

“SEC” refers to the U.S. Securities and Exchange Commission.

“SMEs” refers to Small and Medium Enterprises.

“SMMLV” refers to “Salario Mínimo Mensual Legal Vigente”, the effective legal minimum monthly salary in Colombia. In 2020, the effective legal minimum monthly salary in Colombia was COP $877.803.

“Subsidiaries” refers to entities controlled by Bancolombia S.A. The Bank controls an investee when the Bank is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through the Bank’s power.

“Superintendency of Finance” or “SFC” refers to the Colombian Superintendency of Finance (“Superintendencia Financiera de Colombia”), a technical entity under the Ministry of Finance and Public Credit (“Ministerio de Hacienda y Crédito Público”) with functions of inspection, supervision and control over the entities involved in financial activities, capital markets, insurance and any other services related to the management, use or investment of resources collected from the public.

“Superintendency of Industry and Commerce” or “SIC” refers to the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio de Colombia), a technical entity under the Ministry of Commerce,

Industry and Tourism (Ministerio de Comercio Industria y Turismo) with functions of supervision and regulation of the competition in several industries, including financial institutions.

“U.S.” or “United States” refers to the United States of America.

“U.S. dollar”, “USD”, and “US$” refers to the lawful currency of the United States.

“UVR” refers to Unidades de Valor Real, a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans.

“Valores Bancolombia” refers to Valores Bancolombia S.A. Comisionista de Bolsa, a Subsidiary of Bancolombia S.A. organized under the laws of the Republic of Colombia that provides brokerage and asset management services.

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in Item 3. “Key Information – D. Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. These factors include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates such as continuing or deepening recessions and fluctuations in employment and the credit worthiness of customers beyond those taken into account in our estimates of expected credit losses, including, without limitation, those affected by COVID-19; the COVID-19 pandemic which is expected to continue to have adverse effects on our revenues due to lower levels of lending, lower interest rates, and generally the potential for material adverse effects on our financial position and results of operations, liquidity and  capital; deviations from economic assumptions that form the basis for our expected credit losses calculations (including, without limitation, as a result of the COVID-19 pandemic); (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by the Bank’s borrowers; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings and the consequences thereof (including without limitations, actions taken as a result of the COVID-19 pandemic); (xi) changes in official policies and regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions in which the Bank does business; and (xii) the negative impact on operations and financial results of the Bank resulting from widespread health emergencies, infectious diseases or pandemics, such as COVID-19; (xiii) factors specific to the Bank, including changes to the estimates and assumptions underlying our financial statements; our success in identifying risks (such as the incidence of loan delinquencies) and managing risks; our ability to achieve our financial and capital targets which may result in our failure to achieve any of the expected benefits of our strategies; model limitations or failures including, without limitation, the impact that COVID -19 may have on the performance and utilization of our models which may require us to establish additional loan loss reserves or raise additional capital; a reduction in our credit ratings, which would decrease our funding availabilty; failure to achieve regulatory stress testing; and changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including cyber attack threats which may impact our ability to serve clients.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited consolidated statements of financial position of the Bank as of December 31, 2020 and 2019 and the audited consolidated statements of income, of comprehensive income, changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018 and related notes (the “Consolidated Financial Statements”) included in this Annual Report were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local GAAP of each subsidiary.

The Consolidated Financial Statements include entities which the Bank controls, directly or indirectly. See Item 4. “Information on the Company – C. Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for Bancolombia S.A., and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements as of December 31, 2020 and 2019 and for the three fiscal years ended December 31, 2020, 2019, and 2018 contained in this Annual Report are expressed in millions of pesos.

This Annual Report translates certain pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, the exchange rate used in this Annual Report is indicated in Note 2.D Significant Accounting Policies, section 7. Foreign subsidiaries.

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

The Bank maintains an internet site at http://www.grupobancolombia.com/. In addition, certain of the Bank’s Subsidiaries referred to in this Annual Report maintain separate internet sites. For example, Banco Agrícola, Banistmo and Banco Agromercantil de Guatemala maintain internet sites at http://www.bancoagricola.com/, http://www.banistmo.com/, and https://www.bam.com.gt/ respectively. Information included on or accessible through Bancolombia’s internet site or the internet site of any of the Subsidiaries of the Bank is not incorporated into this Annual Report or the filing. All references in this Annual Report to these and other internet sites are inactive textual references to these URLs, or “uniform resource locators”, and are for your informational reference only.

PART I

ITEM 1      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3      KEY INFORMATION

A.                SELECTED FINANCIAL DATA

The selected consolidated statement of financial position data as of December 31, 2020 and 2019, and the selected consolidated statement of income data for each of the periods ended December 31, 2020, 2019 and 2018, set forth below have been derived from the Consolidated Financial Statements under IFRS as issued by the IASB included in this Annual Report, except for the figures translated to U.S. dollars, which are presented for the convenience of the reader.

The selected consolidated statement of financial position data as of December 31, 2017 and 2016 have been derived from audited consolidated financial statements under IFRS as issued by IASB previously filed with the SEC as part of the Bank’s Annual Report on Form 20-F for the years ended December 31, 2017 and 2016.

The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto, the audit reports of the Bank’s independent registered public accounting firms and the previously consolidated statement filed with the SEC as part of the Bank’s Annual Report on Form 20-F for the years ended December 31, 2018, 2017 and 2016.

The Consolidated Financial Statement of the Bank as of and for the year ended December 31, 2020 were audited by PwC Contadores y Auditores S.A.S., while the Consolidated Financial Statements of the Bank as of and for the years ended December 31, 2019 and 2018 were audited by PricewaterhouseCoopers Ltda. The Consolidated Financial Statements of the Bank as of and for the years ended December 31, 2017 and 2016 were audited by Deloitte and Touche Ltda.

	As of and for the year ended December 31,
		2020(1)		2020		2019		2018		2017		2016
CONSOLIDATED STATEMENT OF INCOME DATA:
Total interest and valuation on financial instruments	USD	4,861,952	COP	16,688,650	COP	17,380,684	COP	16,116,500	COP	16,696,393	COP	15,748,805
Interest expenses		(1,708,087)		(5,863,008)		(6,179,794)		(5,670,216)		(6,232,986)		(6,053,100)
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases, and other financial instruments and off balance sheet credit instruments		3,153,865		10,825,642		11,200,890		10,446,284		10,463,407		9,695,705
Credit impairment charges on loans and advances and financial leases, net(2)		(2,137,146)		(7,335,755)		(3,385,181)		(3,851,625)		(3,468,699)		(2,643,710)
Credit impairment recoveries (charges) on off balance sheet credit instruments		(47,121)		(161,743)		(26,195)		5,668		7,082		(87,442)
Allowances for credit losses on debt investments(2)		(8,434)		(28,951)		255		2,885		—		—
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments		961,164		3,299,193		7,789,769		6,603,212		7,001,790		6,964,553
Total other operating income (3)		1,458,041		5,004,725		4,941,579		4,495,556		4,217,039		3,974,310
Total operating expenses		(2,329,249)		(7,995,145)		(8,253,817)		(7,482,898)		(7,226,058)		(6,970,581)
Profit before tax		89,956		308,773		4,477,531		3,615,870		3,992,771		3,968,282
Income tax		1,919		6,586		(1,262,964)		(829,435)		(1,238,598)		(1,176,832)
Profit for the year from continued operations		91,875		315,359		3,214,567		2,786,435		2,754,173		2,791,450
Net income from discontinued operations		—		—		—		—		—		163,497
Net income		91,875		315,359		3,214,567		2,786,435		2,754,173		2,954,947
Net income attributable to equity holders of the parent company	USD	80,406	COP	275,994	COP	3,117,351	COP	2,658,864	COP	2,615,000	COP	2,865,328
Non-controlling interest		11,469		39,365		97,216		127,571		139,173		89,619
Weighted average of Preferred and Common Shares outstanding (4)				961,827,000		961,827,000		961,827,000		961,827,000		961,827,000
Basic and diluted earnings per share to common shareholders (4)		0.10		347		3,301		2,825		2,780		3,040
From continuing operations		0.10		347		3,301		2,825		2,780		2,870
From discontinued operations		—		—		—		—		—		170
Basic and diluted earnings per ADS (4)		0.40		1,388		13,204		11,300		11,120		12,160
From continuing operations		0.40		1,388		13,204		11,300		11,120		11,480
From discontinued operations				—		—		—		—		680
Cash dividends declared per share				260		1,638		1,092		1,020		950
Cash dividends declared per share (stated in USD)				0.08		0.50		0.34		0.34		0.32
Cash dividends declared per ADS				1,040		6,552		4,368		4,080		3,800
Cash dividends declared per ADS (stated in USD)				0.30		2.00		1.34		1.37		1.27
(1)	Translated for convenience only using the Representative Market Rate as computed and certified by the Superintendency of Finance on December 31, 2020 of 3,432.50 per USD 1.00.
(2)	IFRS 9 set significant changes in the assessment of the impairment of the value of financial instruments and therefore their associated risk, going from an incurred loss model to one of expected credit loss. As of December 31, 2020, 2019 and 2018, the Bank recognized credit impairment charges based on IFRS 9 model. The allowances for the years ended December 31, 2017 and 2016 were computed under IAS 39. Accordingly, those amounts are not comparable to the amounts as of December 31, 2020, 2019 and 2018.
(3)	Includes total fees and commissions net, other operating income and dividends received, and share of profits of equity method investees. See consolidated statement of income to the Consolidated Financial Statements, and for the year ended as of December 31, 2017 and 2016, see annual report previously filed with the SEC for the year ended December 31, 2017.
(4)	The weighted average of preferred and common shares outstanding for the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016 are 452,122,416 preferred shares and 509,704,584 common shares.

			For the year ended December 31,
		2020(1)		2020		2019		2018		2017		2016
SELECTED CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA:
Assets:
Cash and cash equivalents	USD	6,904,923	COP	23,701,149	COP	23,738,042	COP	18,730,810	COP	18,165,644	COP	20,460,245
Financial assets Investments		8,609,761		29,553,003		16,822,754		17,361,475		16,377,253		13,060,653
Derivative financial instruments		815,941		2,800,719		1,902,955		1,843,708		1,134,372		1,677,970
Loans and advances to customers and financial Institutions		55,763,942		191,409,730		182,282,743		173,819,116		160,468,094		151,747,486
Allowance for loans and advances and lease losses(2)		(4,840,799)		(16,616,043)		(10,929,395)		(10,235,831)		(8,223,103)		(6,621,911)
Assets held for sale and inventories, net		148,331		509,145		518,749		636,028		377,003		273,187
Investment in associates and joint ventures		730,172		2,506,315		2,367,757		2,149,579		1,565,059		1,298,246
Investment properties		827,196		2,839,350		1,992,964		1,732,873		1,657,409		1,581,689
Premises and equipment, net (3)		1,253,402		4,302,304		3,827,865		3,368,647		3,127,405		3,115,697
Right of use assets		483,908		1,661,015		1,692,116		—		—		—
Goodwill and Intangible assets, net		2,187,129		7,507,321		7,233,312		7,201,855		6,631,424		6,694,037
Deferred tax, net		196,736		675,295		401,002		271,177		148,614		222,862
Other assets, net		1,374,858		4,719,202		4,237,249		3,197,045		2,479,037		2,750,883
Total assets	USD	74,455,500	COP	255,568,505	COP	236,088,113	COP	220,076,482	COP	203,908,211	COP	196,261,044
Liabilities and stockholders’ equity: Liabilities and equity
Deposits by customers		52,679,037		180,820,793		157,205,312		142,128,471		131,959,215		124,624,011
Borrowings from other financial institutions		3,263,547		11,202,126		13,959,343		16,337,964		13,822,152		18,905,843
Debt instruments in issue		5,572,205		19,126,593		19,921,515		20,287,233		19,648,714		18,704,809
Lease liabilities (4)		529,747		1,818,358		1,831,585		—		—		—
Other liabilities (5)		4,220,079		14,485,422		14,364,739		14,667,589		14,048,580		11,549,401
Total equity		8,190,885		28,115,213		28,805,619		26,655,225		24,429,550		22,476,980
Total liabilities and equity	USD	74,455,500	COP	255,568,505	COP	236,088,113	COP	220,076,482	COP	203,908,211	COP	196,261,044
(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of COP 3,432.50 per U.S. 1.00 on December 31, 2020.
(2)	IFRS 9 set significant changes in the assessment of the impairment of the value of financial instruments and therefore their associated risk, going from an incurred loss model to one of expected credit loss. As of December 31, 2020, 2019 and 2018, the Bank recognized credit impairment charges based on IFRS 9 model. The allowances for the years ended December 31, 2017, and 2016 were computed under IAS 39. Accordingly, those amounts are not comparable to the amounts as of December 31, 2018, 2019 and 2020.
(3)	Includes interbank deposits, repurchase agreements and other similar secured borrowing, liabilities relating to assets held for sale, derivative financial instruments, preferred shares, current tax, deferred tax, net, employees benefit plans and other liabilities. See consolidated statement of financial position in the Consolidated Financial Statements.

See ―“Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016.

SELECTED RATIOS

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
	Percentages, except for operating data
SELECTED RATIOS: (1)
Profitability ratios:
Net interest and valuation margin from continuing operations (2)	4.91	5.67	5.80	6.08	5.96
Return on average total assets from continuing operations (3)	0.11	1.35	1.28	1.30	1.49
Return on average stockholders‘ equity attributable to the owners of the parent company (4)	1.02	12.09	11.50	11.99	14.52
Efficiency ratio:
Operating expenses to net operating income from continuing operations	50.51	51.13	50.08	49.22	51.02
Operating expenses to average total assets from continuing operations	3.08	3.57	3.62	3.60	3.64
Operating expenses to productive assets from continuing operations	3.63	4.18	4.16	4.20	4.29
Capital ratios:
Technical capital to risk weighted assets (5)(6)	14.74	12.82	13.47	14.18	13.26
Credit quality data:
Past due loans to loans principal (7)	4.93	4.27	4.33	4.49	3.31
Allowances for loan and lease losses to past due loans principal	164.95	133.94	128.21	107.52	125.90
Allowance for loan and lease losses as a percentage of total loans principal	8.13	5.71	5.55	4.83	4.17
Operational data (in units):
Number of branches (8)	1,057	1,083	1,113	1,127	1,247
Number of employees (9)	30,633	31,075	31,040	31,061	34,567

(1)

Average balances used to calculate the ratios have been calculated as follows: for each year presented, for each month, the actual month-end balances were established. The average consolidated balance for such periods is the average of such month-end balances. These averages are calculated using 13 month-end balances.

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
(9)

The number of employees includes employees of the Bank’s consolidated Subsidiaries. For the year 2016 Compañía de Financiamiento Tuya S.A had 2,969 employees. For the years 2017, 2018, 2019 and 2020, Tuya S.A. Compañía de Financiamiento is classified as an investment in a joint venture in the Bank’s consolidated financial statements.

B.               CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.              REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.              RISK FACTORS

Investors should consider the following risks and uncertainties, and the other factors presented in this Annual Report. In addition, the information referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated by reference in this Annual Report, in any of the Bank’s future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. If any of the following risks occur, the Bank’s business, results of operations and financial condition, its ability to raise capital and its ability to access funding could be materially and adversely affected. These risk factors should not be considered a complete list of potential risks that may affect Bancolombia. Please note that the headings reflected below are provided solely for convenience of the reader and do not indicate that a given risk applies only to the heading under which it is located. The risks described in this section include, but are not limited to, those highlighted in the following list.

Summary of Risk Factors

Summary of risks relating to Colombia and other countries where the Bank operates.

●	Changes in economic and political conditions and external effects in the economies in countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.
●	Any additional taxes resulting from changes to tax regulations or the interpretation thereof in countries in where the Bank operates, could adversely affect the Bank’s consolidated results.
●	Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.
●	Colombia has experienced several periods of violence and instability that could affect the economy and the Bank.
●	Allegations of corruption against the government, politicians and private industry in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Summary of risks relating to the Bank’s business and the banking industry.

●	Our financial results may be negatively affected by changes to accounting standards, changes to assumptions supporting the valuation of our goodwill and macroeconomic and other challenges and uncertainties related to the COVID-19 pandemic.
●	Changes in banking laws and regulations in Colombia and in other jurisdictions in which the Bank operates could adversely affect the Bank’s consolidated results.
●	The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such matters could materially and adversely affect the Bank.
●	An increase in constitutional public interest actions (acciones populares) or class actions (acciones de grupo) may affect the Bank’s businesses and results of operations.
●	Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.
●	Colombian tax haven regulation could adversely affect the Bank’s business and financial results.

●	The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).
●	The Bank is exposed to increased costs and liabilities in the event of the failure of its service providers to perform their obligations under key services contracts.
●	The Bank is subject to credit risk and estimating exposure to credit risk involves subjective and complex judgments. Additionally, the Bank is subject to concentration risks in its loan portfolio.
●	Risks relating to the use of quantitative models and information may adversely impact the Bank’s business strategies and results.
●	The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.
●	The Bank is exposed to risks associated with the mortgage loan market, as a result of the value of the collaterals.
●	The value of the collateral securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest.
●	The Bank’s results of operations are sensitive to fluctuations in interest rates and income from the Bank’s proprietary trading activities is highly volatile.
●	The Bank has significant exposure to sovereign risk, and especially Colombian sovereign risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt instruments.
●	The Bank is subject to market, liquidity, operational and structural risks associated with its derivative transactions.
●	The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the Bank.
●	The Bank is subject to cyber-security risk.
●	Failures related to the Bank’s information technology infrastructure and management information systems could adversely affect the Bank.
●	The occurrence of natural or other disasters in the regions in which the Bank operates could impair its ability to conduct business effectively and could impact its results of operations. Also, the effects generated by climate change could have an effect on the Bank's operations, affect the financial situation of clients and cause a deterioration in the quality of the credit portfolio and investments
●	The Bank’s ability to attract and retain specialized talent could impact some digital business objectives.
●	Digital misinformation could adversely affect the Bank’s reputation as well as its operational and financial results.
●	Acquisitions and strategic alliances may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.
●	Downgrades in the credit ratings of the Bank, would increase their cost of borrowing funds and make their ability to raise new funds, attract deposits or renew maturing debt more difficult.

●	The Bank faces risks relating to regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data. In addition, the Bank’s policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.
●	The Bank is subject to increasing competition which may adversely affect its results of operations.
●	Discontinuation of the London InterBank Offered Rate (“LIBOR”) could adversely affect the Bank.

Summary of risks relating to the Banks’s preferred shares and the ADSs.

●	Preemptive rights may not be available to holders of American Depositary Receipts (“ADRs”) evidencing ADSs.
●	The Bank’s preferred shares have limited voting rights.
●	Holders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.
●	Relative illiquidity of the Colombian securities markets may impair the ability of an ADR holder to sell preferred shares.
●	Changes in Colombia’s tax regime may affect ADRs tax treatment.

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

In particular, the governments of Colombia, Panama, El Salvador and Guatemala have historically exercised substantial influence on their economies, and they are likely to continue to implement policies that will have an important impact on the business and results of operations of companies in such countries (including the Bank), market conditions, and prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations may cause instability and volatility in Colombia, Panama, El Salvador and Guatemala, and their respective markets. Future developments in government policies could negatively affect the Bank’s business and financial condition and the market value of its securities.

Colombia and Panama currently have investment grade credit ratings from international rating agencies;  El Salvador and Guatemala do not. As of the date of this Annual Report, El Salvador has a long-term debt rating B- from Fitch, B3 from Moody’s, and B- by S&P. Guatemala has ratings of BB- from Fitch, Ba1 from Moody’s and BB- S&P. Downgrades in the ratings of either country, or the failure of Colombia or Panama to maintain investment grade credit ratings, could increase the Bank’s funding costs and adversely affect our results of operation and financial condition.

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

Uncertainty related to tax legislation represents a constant risk for us. Changes in legislation and regulation and developments resulting from judicial decisions could affect tax burdens by increasing tax rates and fees, creating new taxes, limiting deductions and exemptions, and eliminating incentives and non-taxed income. The Colombian and Salvadorian governments have significant fiscal deficits that could result in future tax increases.

On April 15th 2021, the Colombian Government submitted a new tax reform bill to be discussed and approved by the Colombian Congress. Given that the bill has been recently submitted and is yet to be debated and approved by Congress, the effects of the proposed measures are yet to be determined.

Moreover, since the bill is required to be subjected to a number of debates in Congress before its approval, we can not dismiss the possibility of changes to the measures originally proposed or the inclusion of new measures which could have a significant impact on our operations, our clients and shareholders. The aforementioned measures could include, amongst others, a surcharge for income tax which could negatively affect our results of operations and cash flow, or an increase in taxes for security holders such as the Bank´s shareholders.

In addition, national or local taxing authorities may not interpret tax regulations in the same way as we do, even though the Bank does not normally adopt aggressive positions on tax law interpretation. Different interpretations of tax regulations could result in future tax audits, litigation and associated costs, which could affect our results.

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, including during 2020, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Because a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact our results.

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

We test for impairment at least annually the goodwill that we have recognized with respect to the financial positions of our operating segments. Our impairment test in respect of the assets recognized as of December 31, 2020 indicated that our goodwill balances are not impaired. The impairment test requires that we make assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of the goodwill associated with each operating segment and on estimates of the carrying amounts of the operating segments to which the goodwill relates. If the actual results in future periods deviate from the earnings and other assumptions on which our impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in charges to income.

The outbreak of COVID-19 in the first quarter of 2020 triggered exceptional volatility in the financial markets. Accordingly, in connection with its evaluation of economic budgets, forecasts and other assumptions commonly used to determine the recoverable value of non-financial long-lived assets, the Bank considered various macroeconomic circumstances and ran multiple weighted scenarios for assessing the expected future cash flows for each cash-generating unit (“CGUs”) and took into consideration the impact of COVID-19. However, depending on the time it takes for economic activity to return to pre COVID-19 levels and the uncertainty thereof, there could be adverse impacts on goodwill in future years. For further information, see Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies”. We cannot predict what developments may arise in the future that may cause our assumptions to be affected.

Our financial results may be negatively affected by macroeconomic and other challenges and uncertainties related to the COVID-19 pandemic

The COVID-19 pandemic has affected all of the regions and countries where the Bank operates. The pandemic and responses to it have had, and will likely continue to have, a severe impact on global economic conditions, although the impacts will likely vary from time to time by region or country, largely depending on the duration and severity of the public health consequences, including availability of effective vaccines.

In responding to these challenges, the Bank has taken prudential measures to determine whether (a) uncertainties regarding the ability to continue generating revenues from commissions and contracts with customers has occurred, (b) going concern considerations have arisen in relation to liquidity, regulatory capital requirements and concentrations of market risk, (c) fair value adjustments are necessary for financial instruments, (d) the impact of changes in loan terms agreed to with customers were significant, (e) significant increase in credit risk (SICR) had occurred for its financial assets, and (f) any impairment of the carrying value of goodwill and long-lived assets is warranted, performing interim impairment test for all CGUs.

The extent of the impact on the Bank's financial performance and operations, including its ability to execute its business initiatives and strategies, will continue to depend on future developments in Colombia and the other countries where the Bank operates, including with respect to the further spread of COVID-19, the availability of effective vaccines, the measures adopted by governments in order to prevent the spread of the virus, the speed at which economies may recover, the fiscal and monetary policies adopted by governments, among others, which are uncertain and cannot be predicted.

The Bank could face additional challenges as a result of the COVID-19 pandemic, including legal and reputational, increase in the level of customer complaints due to service deficiencies caused by isolation measures and scrutiny regarding the implementation of its initiatives to provide relief to clients affected by the pandemic. Further, any disruption to, breaches of or attacks on the Bank's information technology systems, including from cyber incidents, could have adverse effects on the Bank’s businesses. These systems are supporting a substantial portion of the Bank’s employees who have been affected by local pandemic restrictions and have been forced to work remotely.

The impact of the pandemic on the Bank's borrowers will also vary by region, sector and industry, with some borrowers experiencing greater stress levels, which could lead to increased pressure on their results of operations and financial condition, increased borrowings or credit ratings downgrades, thus likely leading to higher credit costs for the Bank. In addition, stress levels ultimately experienced by the Bank’s borrowers may be different from and more intense than assumptions made in earlier estimates or models used by the Bank, resulting in a further increase in the Bank’s allowance for credit losses or net credit losses.

The post-pandemic environment may undergo unexpected developments or changes in financial markets, the fiscal, monetary, tax and regulatory environments and consumer and corporate customer behaviors. These developments and changes could have an adverse impact on the Bank’s results of operations and financial condition.

For further information about the current impacts of the COVID-19 pandemic on the Bank's performance and financial position as of December 31, 2020, see Note 2 “Significant Accounting Policies” and Note 31 "Risk management" to the Consolidated Financial Statements.

Changes in banking laws and regulations in Colombia and in other jurisdictions in which the Bank operates could adversely affect the Bank’s consolidated results.

Banking laws and regulations, or their official interpretation, in Colombia and in other jurisdictions in which the Bank operates, have a material effect on the Bank’s business and operations. Banking laws and regulations may change frequently, and changes may be adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business. As a result of the social and economic hardship generated by the pandemic, the political climate in the region could result in populism and instability that may support further regulation to financial institutions. In addition, the increasing tendency towards the enhancement of financial consumer protection standards among legislators, regulators and courts, could result in additional costs for our operations.

The Colombian Government presented to Congress an initiative to amend certain laws that regulate capital markets, and licenses and authorized activities for its participants. Also, this iniative includes broad capacities to the Government to regulate capital markets, which could lead to increased uncertainty of possible changes in the future. Although this initiative has not been discussed by Congress yet, the enactment of this reform could have an impact on the way we do business.

Furthermore, there is a trend in banking laws and regulations to authorize flexible modular licencing to financial entities whose services could compete with the segments or services offered by the Bank, which, in turn, could lead to lower margins for affected products and services and could adversely affect the Bank’s results of operations.

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

In prior years, the legislature of the jurisdictions in which the Bank operates have considered various legislative and/or regulatory initiatives regarding banking fees. Although most of such initiatives have not been adopted in the past, there might be renewed attempts to impose restrictions on banking fees in the future. If we are prohibited or otherwise limited (including by limits with respect to pricing) from continuing to charge our clients for certain products or services, including specified types of transactions, or from imposing charges for products or services that might be introduced in the future, our results of operations and financial condition could be adversely affected.

Colombian tax haven regulation could adversely affect the Bank’s business and financial results.

Decree 1966 of 2014, as modified by Decree 2095 of 2014 and Decree 1625 of 2016 designated 37 territories as non-cooperative jurisdictions or places of zero or minimum taxation (tax havens) for Colombian tax purposes, although neither Panama nor other countries in which the Bank operates, were included on this list. Twenty out of the 37 territories have signed the convention on mutual administrative assistance in tax matters. Additionally, 10 territories carried out an effective exchange of information with Colombia as of December 31, 2018 (Resolution 91 of 2019 Colombian tax authority).

As a result of the tax haven regulation, the Bank’s clients who are residents in the 37 territories would be subject to a higher withholding tax rate on interest and dividends derived from investments in the Colombian securities market (non-deductibility of payments made to such residents or entities located in tax havens could proceed unless the required tax amount has been withheld).

Similarly, the tax haven regulation states that these types of transactions are subject to the transfer pricing regime. As a result, the Bank must file a transfer pricing report and an informative report for each such transactions, regardless of the threshold. Additional information disclosure requirements for transactions with related companies could be requested by the tax authorities, any of which could have a negative impact on Bancolombia’s business and financial results due to the disallowance of certain costs and expenses.

Additionally, these transactions could increase the probability of a tax audit by the Colombian authorities.

On the other hand, in order to avoid Panama’s designation as a tax haven, Colombia and Panama signed a memorandum of understanding which states that both countries will negotiate a treaty for the avoidance of double taxation. This treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities.

Additionally, based on the Multilateral Competent Authority Agreement, Panama enacted in 2019 an internal decree which sets forth that financial institutions are required to send information to the tax authorities in order to be shared with the Colombian government.

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

The Bank is exposed to increased costs and liabilities in the event of the failure of its services providers to perform their obligations under key services contracts

The Bank enters into contracts with third parties who provide certain key services that are essential to its business. These services include online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services, and technological infrastructure, among others. The Bank faces the risk of operational disruption, failure or capacity constraints due to its dependency on such third-party vendors for certain components of its systems.

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

 Risks relating to the use of quantitative models and information may adversely impact the Bank’s business strategies and results.

In recent years, the use of mathematical and statistical models has spread rapidly in different areas of the Bank. The use of these models brings benefits such as objectivity, automation and efficiency. but also entails costs related to the resources required for their development as well as heightened risks.

The heightened risks arise from three fundamental sources:

•	Data deficiencies in both availability and quality.
•	Methodological errors in the design of the model such as volatility in the estimates, inadequate simplifications or approximations, erroneous hypotheses and incorrect design.
•	The inappropriate use of the model which may include the application outside of its intended use, implementation errors, lack of updating or recalibration.

The use of inadequate models could negatively impact the analysis of decisions concerning business strategies, risk identification and measurement, positions valuation, performance of stress tests, capital adequacy evaluation, customer asset management, internal limits compliance or compliance of financial or regulatory information requirements and issuance of public information.

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

The Bank is exposed to risks associated with the mortgage loan market, as a result of the value of the collaterals.

The Bank is a significant participant in the mortgage loan markets in which it operates. Colombia’s mortgage loan market is highly regulated and has historically been affected by macroeconomic factors, as well as the mortgage loan markets of Panama, Guatemala and El Salvador. During 2020, the loan portfolio quality was impacted as a result of the implementation of financial relief strategies implemented by governments in the countries where we operate. In addition, mortgage loan portfolio has also been impacted by the value on collaterals accepted as securities for loans, considering the current market conditions and subsequent fluctuations as result of COVD-19 pandemic.

The Bank is subject to concentration of default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2020, the aggregate outstanding principal amount of the Bank’s 20 largest economic groups, on a consolidated basis, represented 11.6% of the Bank’s loan portfolio. No single group exposure represented more than 2% of the loan book. Problems with one or more of the Bank’s largest economic groups could materially and adversely affect the Bank’s results of operations and financial position.

The value of the collateral securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia, El Salvador, Panama and Guatemala, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include market factors, environmental risks, macroeconomic factors and political events affecting the local economy. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. Timing delays, procedural problems enforcing collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition. Additionally, isn’t it known whether the COVID-19 affected the collateral value as well as the processes to update market asset values.

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

The Bank derives a portion of its profits from its proprietary trading activities. Income from this activity is highly volatile and depends on numerous factors beyond the Bank’s control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates oil prices and general market volatility. A significant decline in the Bank’s trading income, or the incurrence of a trading loss, could adversely affect the Bank’s results of operations and financial position.

The Bank has significant exposure to sovereign risk, and especially Colombian sovereign risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt instruments.

The Bank’s debt instruments portfolio is primarily composed of sovereign debt instruments. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt, in particular risk associated with securities issued or guaranteed by the Colombian Government. As of December 31, 2020, the Bank’s total debt instruments represented 11.33% of its total assets, and 45.29% of these securities were issued or guaranteed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt instruments portfolio and consequently the Bank’s results of operations and financial position.

The Bank is subject to market, liquidity, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes on its own account and on behalf of its customers. The Bank is subject to market, liquidity (due to the difficulty in closing out a trade prior to maturity or if bid-ask spreads are so large, representing a significant cost) and operational risk associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less developed in the jurisdictions in which the Bank operates as compared to other more economically developed countries, and the court systems in such jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there are increased operating and structural risks associated with derivatives transactions in these jurisdictions.

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

For instance, accumulated net economic losses in 2020 increased 82.3% compared to the previous year, mainly due to processes and controls adjustments as a result of the COVID-19 pandemic, that led to greater external fraud, technological incidents and process failures. The increase in external fraud is a consequence of the social and economic crisis caused by COVID-19 and some actions implemented by the Bank in order to facilitate our client virtual transactions and reducing physical operations in branches, such as increasing of transactional amount limits for client operations and reducing the blocking rules by securities alerts in virtual channels.

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

The threat of cyber-attack remains a concern for the Bank, as it does across all the financial sector. Failure to protect the Bank from such an attack may result in losses, disruption for clients or a loss of information. This could undermine the Bank´s reputation and its ability to retain clients. The most common cybersecurity threats attempt to exploit vulnerabilities in the systems, through malware or unauthorized access, to disrupt our business and/or cause data and financial loss.

There have been no material cyber-attacks during 2020. However, the risk remains that future cyber-attacks might have a material adverse effect on the Bank´s reputation, operations, and financial results.

The Bank has continued to strengthen its digital services, products and channels to allow customers to execute financial transactions through virtual channels. To make this possible, the Bank uses information technology systems on its own infrastructure, cloud services or third-party providers to receive, process, transmit and store the information assets. Such information assets are the main target of cyber threats which generally target confidential information or the integrity or availability of the systems, which could result in financial losses or regulatory penalties or negatively affect the reputation of the Bank.

The Bank’s management recognizes that the landscape of cyber-attacks is constantly evolving, and that increasingly complex techniques and tools are used by those who perpetrate such attacks. As a result, the Bank constantly invests significant resources in improving its physical and virtual security control environment and has also changed the methodologies to identify, treat and mitigate cybersecurity risks, including the identification of primary threats, technical vulnerabilities, common weaknesses of systems and information assets. With respect to third party vendors, the Bank takes certain actions to mitigate the risks associated with these relationships such as risk assessments, periodic visits, validation of the quality of software developments and data protection, assessments of their control environment and requests for implementation of action plans to mitigate cyber risks. Regardless of such efforts, given, among other factors, the large area of existing attack vectors and the incremental exposure through third parties, it is possible that not all cyber threats can be anticipated.

For further information see “ITEM 4. Information on the Company – B. Business Overview- B.9. Cybersecurity framework”.

Failures related to the Bank’s information technology infrastructure and management information systems could adversely affect the Bank’s competitiveness, reputation, financial condition and results of operations.

In the past, the Bank faced technological failures which affected some of the Bank’s products and services. To mitigate potential failures, and obsolescence risks, and to prevent future threats, the Bank has implemented technological updates, controls and measures, such as enabling alternative channels to guarantee the clients’ uninterrupted access to our services.

The Bank recognizes the importance of having a business continuity management system and accordingly gives high priority to the design of contingency plans to avoid service interruption risks.

The occurrence of natural or other disasters in the regions in which the Bank operates could impair its ability to conduct business effectively and could impact its results of operations.

The Bank is exposed to the risk of natural or other disasters such as earthquakes, volcanic eruptions, tropical storms, floods, wind and hurricanes in the regions where it operates. Although the Bank has implemented disaster recovery systems, in the event of a natural disaster, unanticipated problems could have a material adverse effect on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data.

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

As a result of the outbreak of COVID-19, during 2020 the Bank activated its business continuity plan, enabling employees to work from home while allowing the continuity of the operation of critical business processes highlighting the maturity of our continuity plan and the mitigation of possible risks of interruption. However, we cannot assure that other disasters will not impair our operations despite the existence of such business continuity plans, therefore affecting our results of operations.

The effects generated by climate change could have an effect on the bank's operations, affect the financial situation of clients and cause a deterioration in the quality of the credit portfolio and investments.

Climate change can generate extreme climatic effects in all the countries where the Bank operates. These weather events can lead to disruptions at customer service locations and affect the value of some of the bank's real estate investments.  Some adverse weather events may also affect the financial situation of our clients and thereby affect their payment capacity and generate a deterioration in the credit quality of our loan and investment portfolio.

Also, the Bank finances clients with business across different industries whose operations can contribute negatively to climate change. Although the Bank has been making risk appetite decisions aimed at modifying its financing model in these industries, a possible impact on the business models of these clients may affect their financial situation and the credit quality of the credit and investment portfolio and affect our reputation.

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

While the Bank has implemented strategies to attract and retain experienced and skilled professionals, the lack of specialized workforce to fill positions that require this kind of knowledge in various areas could negatively affect the Bank’s ability to deal with future challenges, slow the digital business strategy execution, including development of new products and affect the Bank’s results of operation.

Digital misinformation could adversely affect the Bank’s reputation as well as its operational and financial results.

The increase in digital interconnection has increased the spread and distribution of digital content such as texts, photos, audio and videos, some of which are used with the intent to, among other purposes, commit fraud. Such digital misinformation can affect organizations, such as the Bank, if used to blackmail or defame the Bank’s reputation in order to negatively affect the trust of customers and other interest groups in the financial services industry, therefore leading to reduced business for the Bank which would negatively affect  the operational, economic and reputational performance of the Bank.

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

The Bank faces risks relating to regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data.

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

In 2017, the U.K. Financial Conduct Authority announced that it would no longer require banks to submit rates for the calculation of the LIBOR benchmark after 2021. Additionally, in March 2021, the UK Financial Conduct Authority announced that the publication of LIBOR on a representative basis will cease for the one-week and two-month USD LIBOR settings immediately after December 31, 2021, and the remaining USD LIBOR settings immediately after June 30, 2023. This announcement may trigger future changes in the rules or methodologies used to calculate benchmarks or lead to the discontinuation or unavailability of benchmarks.

In order to address the discontinuation of LIBOR, a work team was organized within the Bank, which is implementing different initiatives to mitigate risks. This team is focused on (i) systems adaptation, (ii) analyzing and implementing appropriate "fallback language" and (iii) designing a strategy to approach clients. Addressing the discontinuation of LIBOR includes understanding and identifying the impacts on products, contracts, technological applications, areas and processes that could be affected, as well as the effects on customers and the calculation of possible exposure of companies in Colombia, Panama, El Salvador and Guatemala. This team is supervised by a steering committee and the Risk Committee of the board of directors.

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

Any failure by market participants, such as the Bank, and regulators to successfully introduce benchmark rates to replace Libor and implement effective transitional arrangements to address the discontinuation of LIBOR could result in disruption of the financial and capital markets. In addition, the transition process to an alternative reference rate could impact the Bank’s business, financial condition or result of operations, as a result of:

•	An adverse impact in pricing, liquidity, value, return and trading for a broad array of financial products, loans and derivatives that are included in the Bank’s financial assets and liabilities.
•	Extensive changes to internal processes and documentation that contain references to Libor or use formulas that depend on Libor.
•	Disputes, litigation or other actions with counterparties regarding the interpretation and enforceability of provisions in LIBOR-based products such as fallback language or other related provisions.
•	The transition and development of appropriate systems and analytics to effectively transition the Bank’s risk management processes from Libor-based products to those based on one or more alternative reference rates in a timely manner; and
•	An increase in prepayments of Libor-linked loans by the Bank’s clients.

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

For more information see “Item 10. Additional Information. –E. Taxation –Colombia Taxation”.

ITEM 4           INFORMATION ON THE COMPANY

A.                   HISTORY AND DEVELOPMENT OF THE COMPANY

Bancolombia is one of the biggest Colombian financial institution, with presence in other jurisdictions such as Panama, El Salvador, Puerto Rico, Guatemala, Barbados and the Cayman Islands, providing a wide range of financial products and services to a diversified individual, corporate, and government customer base throughout Colombia, Latin America and the Caribbean region.

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

In October 2013, Bancolombia acquired a 100% interest in the ordinary voting shares of Banistmo.

Also, in October 2013, Bancolombia Panama acquired a 40% interest in Grupo Agromercantil, the parent company of BAM, and certain other companies dedicated to securities brokerage and other financial businesses. On December 30, 2015, Bancolombia Panama acquired an additional 20% interest, resulting in control of Grupo Agromercantil.

On September 29, 2020, the Bank acquired the remaining 40% of the shareholdings of Grupo Agromercantil Holding (GAH); the purchase price paid to the seller, BFC BAM Financial Corporation, was USD 289,144,606 (COP 1,117,680). For this transaction, the Bank has recognized a financial liability to BAM Financial Corporation (BFC) in the amount of USD 290,4 million, due to its future obligations to purchase for cash the non-controlling shares of Grupo Agromercantil Holding (GAH).

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

As of December 31, 2020, Bancolombia and its consolidated subsidiaries had:

COP 255,569 billion in total assets;

COP 191,410 billion in total loans and advances to customers and financial institution;

COP 180,821 billion in total deposits by customers; and

COP 26,545 billion in stockholders’ equity attributable to the owners of the parent company.

Bancolombia’s consolidated net income attributable to equity holders of Bancolombia S.A. for the year ended December 31, 2020 was COP 0.276 billion, representing a return on average total equity of 1.02% and a return on average total assets of 0.11%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. The Bank’s website is: https://www.grupobancolombia.com. The Bank’s agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The SEC maintains a website that contains reports and other information regarding registrants. All the SEC filings made electronically by registrants including Bancolombia can be accessed at www.sec.gov.

RECENT DEVELOPMENTS

Retirement of Carmenza Henao Tisnes, Chief Internal Auditor Officer of the bank and appointment of Jose Mauricio Rodríguez as new Chief Internal Auditor Officer

On June 19, 2020, Bancolombia announced the retirement of Carmenza Henao Tisnes, Chief Internal Auditor Officer of the Bank. On July 31, 2020 the Bank´s Board of Directors appointed José Mauricio Rodríguez Ríos as the new Chief Internal Auditor Officer, effective August 1, 2020. Mr Rodriguez Rios has been working with Bancolombia for more than 16 years and has held different positions within the group. He was in charge of personal, mortgages and investments auditing areas and was also Auditing Director for the Colombian operations. During the last 5 years he served as Chief Internal Auditor for Banco Agricola.

Bancolombia announced resolution of general shareholders meeting to increase the Bank´s legal reserve

On July 31, 2020 during an extraordinary general shareholders meeting, Bancolombia’s shareholders adopted a resolution to increase the Bank´s legal reserve, transferring the existing amount in the appropiated reserve for the equity reinforcement and future growth with a value of COP $3,672,419. This decision allowed Bancolombia to maintain regulatory capital levels above the required regulatory minimums.

Bancolombia closed the transaction for the acquisition of 40% of the common stock of Grupo Agromercantil Holding

On September 29, 2020 Bancolombia announced, after obtaining the necessary regulatory approvals, the closing of the transaction for the acquisition of an additional 40% of the common stock of Grupo Agromercantil Holding (GAH), a company that owns the Conglomerado Financiero Agromercantil of Guatemala, which includes among others Banco Agromercantil of Guatemala (BAM). Having consumated the acquisition, grupo bancolombia now owns 100% of the common stock of GAH. The purchase price paid to the seller, BFC BAM Financial Corporation, amounts to USD 289,145 thousand. For this transaction, the Bank has recognized a financial liability to BAM Financial Corporation (BFC) in the amount of USD 290,4 million, due to its future obligations to purchase for cash the non-controlling shares of Grupo Agromercantil Holding (GAH).

Bancolombia announced gradual cease of its Bancolombia Cayman operations

On October 5, 2020 Bancolombia announced that the Board of Directors of its subsidiary Bancolombia Panama had approved the gradual cessation of its Cayman operations. For this purpose, Bancolombia will implement a plan to migrate the portfolio and customer service operations of its subsidiary in the Cayman Islands to Bancolombia Panama, Bancolombia Sucursal Panama and Bancolombia Puerto Rico, with support from the respective commercial teams. This decision has been made in line with Bancolombia´s intention to concentrate its international strategy in other markets. This process is being gradually executed and is expected to be completed in the last quarter of 2021. For further information please refer to Note 1 to the Consolidated Financial Statements included in this Annual Report.

Bancolombia enters new collective bargaining agreement

On October 22, 2020 Bancolombia and the unions Uneb and Sintrabancol entered into a new collective bargaining agreement. The agreement has a term of three years, from November 1, 2020 to October 31, 2023. The new agreement will cover more than 13,000 employees with operational level positions in the Bank and its subsidiaries Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversion Bancolombia and includes an agreement for an annual percentage salary increase for the next three years and an increase in funds allocated to education, housing loans and health insurance policies.

PUBLIC TAKEOVER OFFERS

In 2020, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL ACQUISITIONS AND DIVESTITURES

During 2020, total capital expenditures amounted to COP 349.7 billion. Such investments were mainly focused on IT related projects (COP 73.4 billion), the expansion of the Bank’s branch and ATM network (COP 33.4 billion), the purchase of fixed assets (COP 167.8 billion), and other miscellaneous projects, including new software modules, upgrade of web contents, automation of reports, and construction of data centers (COP 75.1 billion).

In 2020, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

In 2021, the Bank expects to invest approximately COP 358.4 billion as follows: COP 104.7 billion in connection with the expansion of the Bank’s branch and ATM network, COP 42.5 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment, COP 123.7 billion in connection with other fixed assets and COP 87.5 billion in connection with strategic projects. These figures represent only an estimate and may change as a result of the continuing assessment by the Bank of its project portfolio. No assurance can be given that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital acquisitions and divestitures in interests in other companies, for the years ending December 31, 2020, 2019 and 2018:

		For the year ended December 31,
Capital Acquisitions(1)	Type of Investment	2020		2019	2018		Total
		In millions of COP
Grupo Agromercantil Holding	Subsidiary	1,117,680	(2)	—	—		1,117,680
Compañía de Financiamiento Tuya S.A.	Joint venture	37,002		26,316	5,000		68,318
Cartera Colectiva Abierta Fiducuenta	Financial Instrument	31,695		—	—		31,695
P.A Proyecto La Felicidad	Associate	12,027		—	—		12,027
P.A Proyecto Boreal	Associate	9,716		—	—		9,716
P.A Proyecto Madrid II	Associate	7,166		—	—		7,166
Servicios de Identidad Digital S.A.S	Associate	5,333		—	—		5,333
Ecosistemas Digitales S.A.S	Joint venture	4,542		—	—		4,542
VILIV S.A.S	Joint venture	1,609		—	—		1,609
Servicios Financieros S.A. de C.V.	Associate	2,300		—	—		2,300
P.A Muverang	Joint venture	2,034		—	—		2,034
Reintegra S.A.S	Associate	1,612		—	—		1,612
Cámara de Riesgo Central de Contraparte de Colombia S.A.	Financial Instrument	1,299		—	—		1,299
Equifax Inc	Financial Instrument	927		—	—		927
iShare MSCI Colombia EFT	Financial Instrument	872		—	—		872
P.A. Fideicomiso Lote Avenida San Martin	Financial Instrument	—		8,215	—		8,215
VLIPCO S.A.S.	Joint venture	—		4,269	—		4,269
Reintegra S.A.S.	Associate	—		3,775	1,152		4,927
SPDR S&P 500 ETF Trust	Financial Instrument	—		2,736	—		2,736
Servicios de Identidad Digital S.A.S	Associate	—		2,369	—		2,369
P.A Proyecto CRECE	Joint venture	—		2,200	—		2,200
Amazon.com Inc	Financial Instrument	—		1,695	—		1,695
Health Care Select Sector SPDR® Fund	Financial Instrument	—		1,649	—		1,649
Consumer Staples Select Sector SPDR® Fund	Financial Instrument	—		1,628	—		1,628
Financial Select Sector SPDR® Fund	Financial Instrument	—		1,609	—		1,609
iShares Core MSCI EMU UCITS ETF	Financial Instrument	—		1,367	—		1,367
iShares MSCI Eurozone ETF	Financial Instrument	—		1,367	—		1,367
Microsoft Corporation	Financial Instrument	—		1,033	—		1,033
Alphabet Inc Class A	Financial Instrument	—		878	—		878
iShares MSCI Japan ETF	Financial Instrument	—		871	—		871
Canacol Energy Ltd.	Financial Instrument	—		857	—		857
500 Luchadores II, L.P	Financial Instrument	—		619	—		619
P.A Viva Malls	Associate	—		—	274,951		274,951
FCP Fondo Inmobiliario Colombia	Subsidiary	—		—	208,995		208,995
Fondo Renta Fija Valor	Financial Instrument	—		—	16,256		16,256
P. A. Cartera Factoring Valores Simesa	Financial Instrument	—		—	25,074		25,074
CIFI (Corporación para el financiamiento y la infraestructura)	Financial Instrument	—		—	6,599	(3)	6,599
Ely Lilly Company	Financial Instrument	—		—	1,047		1,047
Walgreens Boots Alliance, Inc	Financial Instrument	—		—	434		434
Others		745		1,649	3,457		5,851
Total Acquisitions		1,236,559		65,102	542,965		1,844,626
(1)	The amount disclosed in this table corresponds to the consideration paid as a result of the acquisition of each investment.
(2)	The amount of USD 289,145 thousand has been converted at the rate of COP 3,865.47 per USD 1,00, which is the Representative Market Rate calculated on September 30, 2020, as reported by the SFC.
(3)	The amount of USD 1,122 thousand has been converted at the rate of COP 2,930.8 per USD 1,00, which is the Representative Market Rate calculated on June 30, 2018, as reported by the SFC.

		As of December 31,
Capital Divestitures(1)	Type of Investment	2020	2019	2018	Total
		In millions of COP
Residual Rights	Financial Instrument	54,724	—	—	54,724
Cementos Argos S.A.	Financial Instrument	21,920	—	—	21,920
Grupo de Inversiones Suramericana S.A.	Financial Instrument	12,615	—	—	12,615
Avianca Taca Holding S.A.	Financial Instrument	6,692	—	—	6,692
Fondo Bursátil Horizons Colombia Select DE S&P	Financial Instrument	4,660	—	—	4,660
SPDR S&P 500 ETF Trust	Financial Instrument	2,736	—	—	2,736
Cemex Latam Holding S.A.	Financial Instrument	2,099	—	—	2,099
Amazon.com Inc	Financial Instrument	1,695	—	—	1,695
Health Care Select Sector SPDR® Fund	Financial Instrument	1,649	—	—	1,649
Consumer Staples Select Sector SPDR® Fund	Financial Instrument	1,628	—	—	1,628
iShares Core MSCI EMU UCITS ETF	Financial Instrument	1,367	—	—	1,367
iShares MSCI Eurozone ETF	Financial Instrument	1,367	—	—	1,367
Grupo Nutresa S.A.	Financial Instrument	1,039	—	—	1,039
Almacenes Éxito S.A.	Financial Instrument	1,004	—	—	1,004
Ecopetrol S.A.	Financial Instrument	961	—	—	961
iShares MSCI Japan ETF	Financial Instrument	871	—	—	871
Canacol Energy Ltd.	Financial Instrument	857	—	2,375	3,232
SURA ASSET MANAGEMENT S.A.	Financial Instrument	—	423,997	—	423,997
EPSA S.A. E.S.P	Financial Instrument	—	128,450	—	128,450
Arrendamiento Operativo CIB S.A.C - Renting Perú (2)	Subsidiary	—	69,798	—	69,798
Concesiones CCFC S.A.	Associate	—	34,565	—	34,565
P. A. Cartera Factoring Valores Simesa	Financial Instrument	—	25,074	—	25,074
Avefarma S.A.S	Associate	—	20,658	—	20,658
CIFI (Corporación para el financiamiento y la infraestructura)	Financial Instrument	—	20,065	—	20,065
Mortgage-Backed Securities	Financial Instrument	—	32,773	—	32,773
Panamerican Pharmaceutical Holding Inc.	Associate	—	8,951	—	8,951
Servicios de Aceptación S.A.S	Joint venture	—	8,927	—	8,927
Corporación Financiera Colombiana S.A.	Financial Instrument	—	8,777	—	8,777
Glassfarma Tech S.A.S	Associate	—	4,424	—	4,424
DECEVAL	Financial Instrument	—	—	22,024	22,024
Renta Liquidez Cartera Colectiva	Financial Instrument	—	—	21,606	21,606
Bolsa de Valores de Colombia	Financial Instrument	—	—	6,752	6,752
ETB S.A. E.S.P	Financial Instrument	—	—	2,940	2,940
Davivienda S.A. Preferencial	Financial Instrument	—	—	2,490	2,490
Interconexión Eléctrica S.A.	Financial Instrument	—	—	1,976	1,976
Preferencial Grupo Sura	Financial Instrument	—	—	1,924	1,924
PA Estrategias Inmobiliarias	Financial Instrument	—	—	1,797	1,797
Clean Harbors Inc	Financial Instrument	—	—	1,650	1,650
Anheuser-Busch InBev	Financial Instrument	—	—	1,328	1,328
Johnson & Johnson	Financial Instrument	—	—	1,258	1,258
Capital Investment SAFI (2)	Subsidiary	—	—	1,148	1,148
Grupo Odinsa S.A.	Financial Instrument	—	—	95	95
Others		6,502	4,005	5,267	15,774
Total Divestitures		124,386	790,464	74,630	989,480
(1)	The amount disclosed in this table correspond to the consideration received as a result of the sale of each investment.
(2)	Investment wound-up in during the year 2018.

B.                BUSINESS OVERVIEW

B.1       GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 18 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate, Guatemala’s fifth-largest bank, Panama’s second-largest bank and international banking subsidiaries in Panama, Cayman, Barbados and Puerto Rico, in each case measured by amount of gross loans.

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

Nequi (Digital Bank): Nequi is a digital platform that is seeking to disrupt the financial market in Latin America starting in Colombia and Panama. Nequi is a 100% digital bank that operates independently from the Bancolombia´s brand and aims to articulate real financial needs of nowadays' clients with a wide range of possibilities enabled by technology. Nequi is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Bancolombia’s branch network. Nequi offers saving accounts, a digital card, PayPal integration, nano-loans and third-party non-financial services, like utilities, entertainment and transportation among others, to over 4.7 million users in Colombia and over 154 thousand in Panama.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and innovate in its product portfolio. Below is a brief description of the new products and services introduced in 2020:

Credit Card American Express Free: launched in November 2020, this credit card, issued under the American Express franchise, has no special benefits and no monthly handling fees. Customers can request this card through Bancolombia´s homepage in the credit cards section, at any Bancolombia branch or office or, if the customer has a pre-approved credit line, through our app. A standard category card limit ranges from COP$400,000 to COP$10,000,000, accruing interest from the transaction posting date.

Hard mini perm: is a project finance structure where legal maturity is set around five or seven years, with bullet amortization or a significant balloon in the last payment and where long-term refinancing is agreed. This product is mainly directed to financing renewable energy projects, offering benefits in financial costs for customers.

Tabot WhatsApp: On April 8, 2020, a WhatsApp line was implemented in order to allow our clients and users to contact us to resolve questions and issues with respect to our financial products and the measures that have been implemented due to the outbreak of COVID-19. The interaction is conducted by our virtual assistant, Tabot. We have been expanding the offer of services through this channel, such as allowing customers to access the locations of our channel’s distribution, registration of cash expenses in the Bancolombia personal financial manager “Gestionar mi Dia a Dia” and the generation of tax certificates and statements of different banking products.

Civica metro card Recharge Service: Between August 2020 and November 2020, we enabled the Recharge Service for the Civica Metro card through our apps for individual clients, benefiting more than 35,000 customers who use the card to access Medellin Metro network. The main benefits of the product are that it is easy to recharge, no need to stand in queue in a ticket office, cashless payment, ease of viewing transaction history and a COP1,000 minimum charge amount.

EDN – Ecosistemas Digitales de Negocio: In 2020, we entered into a joint venture with the Mexican company Interfactura, creating a new company named EDN. Its purpose is to provide platforms to help companies manage their supply chain and to digitize and automate processes, in order to create and establish digital business environments to collaborate with customers and providers. EDN will also offer financial services in a single platform.

BlueCaribu: In 2020, we launched an alliance with BlueCaribu, a digital marketing agency specialized in creating solutions that help companies to increase their online sales. With this alliance, clients can create their website and e-commerce solutions with the possibility to connect that with social networks, chatbots, CRM and Google Ads.

Mobile tax APP: In alignment with the government’s strategy for digital solutions, and in alliance with one of our technology vendors, we launched a mobile app in order to help local governments increase taxes collection. The app allows citizens to make the same transactions that they can execute in the local government’s website with a great optimization in the experience for a mobile navigation. Each local government can have their own mobile app with their in own name.

Bancolombia button: The Bancolombia button is a money transfer service between Bancolombia accounts. This feature can be added in social networks and websites of our customers, with the purpose of integrating a payment solution. This allows the Bank the possibility of reaching a wider market without the need for intermediaries. It applies to all clients: individuals, SMEs, companies, and corporations who sell products and services online. Among the benefits for the clients, among others, there are no charges for declined or failed transactions and no integration or maintenance costs.

Transfiya: We developed a platform together with ACH Colombia focused on increasing banking and financial inclusion, allowing users to send, receive and request money instantly with a mobile phone number and without the need for additional applications. This platform can be used on an inter bank basis, allowing money transfers to and from other banks using a mobile phone number associated with the account and without the need to rely on bank account numbers.

Mis Aliados: We entered into an alliance with SURA that seeks to contribute to the income growth of the independent workforce of Colombia, promoting their employability and formalization through an online services marketplace. It consists of a digital platform that connects supply (the independent workforce) and demand (customers who require personal services for their home, their business or pets). The self-employed workforce, called “Independents”, provide their services virtually or in person, in Medellín, Bogotá, Cali and Barranquilla. It is a multi-service solution addressing home facilities, wellness, beauty, pets, design, teaching and sports among others.

Gestionar mi Dia a Dia: Provides our customers with a tool that assists them to make financial decisions, allowing users to categorize transactions and helping them understand the outcome of different choices while keeping track of trends and budgets.

TU360Inmobiliario: This digital platform of Bancolombia allows people to search for different real estate projects and financial products related to the project. The real estate developers who are Bancolombia clients have the opportunity to market their projects through the platform and can obtain information of the characteristics to their potential buyers, as well as an analysis of their competitors in different sectors.

TU360Movilidad: This digital platform of Bancolombia connects the main car dealerships with customers that are  looking to acquire a car, allowing customers to apply for loans online as well as scheduling test drive appointments. In next stages, the plan would be to allow car rental, sales of used cars, marketplace of related products, such as accessories and spare parts and payments of taxes and fines.

Movilidad Pública: This feature allows the digital recharge of transport cards used in the public transport systems, as well as QR code payments from the taxi platforms.

Muverang: This solution relies on proprietary apps and web tools that allow employees of enterprise customers to access different mobility options, that range from shared electric systems (such as bicycles, kick scooters and microcars), shared taxis, corporate fleets, public transport and the customers’ own vehicles in a pooling scheme. Muverang is the result of an alliance between Bancolombia, SURA and Celsia, aimed to providing sustainable mobility solutions for people and enterprises.

Auto dealer´s Car Rental: It is a car rental, that we call program, because based on the customer needs it incorporates not only the basics from a car rental product, but also complementary services (maintenance, tires, car washing, among others).

Warehouse Leasing: Targeting small / medium enterprises and big corporations, since Bancolombia offers easy access to warehouse needs (real state use) during a fixed period of time, at an agreed monthly payment. As a first step, we target customers in the suburbs of the main cities in Colombia with a customized contract agreement. Second, we add value through complementary services such as financing of operating expenses such as truck, vehicle and machinery rental, sustainable energy solutions, and related IT solutions.

Secial Purpose Vehicle “Preventas” – Fiduciaria Bancolombia: We created a trust which is funded with proceeds from persons interested in investing in real estate projects.

Investment Portfolio as Guarantee - Fiduciaria Bancolombia: A product designed to guarantee the performance of a customer's financial obligation with Bancolombia, using an investment portfolio as collateral.

MAIN LINES OF BUSINESS

The Bank manages its business through nine main operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking, and All other.

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

B.3            SEASONALITY OF DEPOSITS

Historically, the Bank has experienced some seasonality in its demand deposits, with higher average balances at the end of the year and lower average balances during the first months of the year. This behavior is explained primarily by the increased liquidity provided by the Central Bank and the Colombian National Treasury at year end, as economic activity tends to be higher during this period resulting in a greater number of transactions.

During 2020, the outbreak of the COVID 19 pandemic had an important impact on the Bank’s deposits. From March 2020, demand deposits showed significant growth as investors found Bancolombia a solid and reliable bank for their savings, and used demand deposits as hedges against the higher stock market volatility and the uncertainty of the economic situation. In addition, the national government and the Central Bank of Colombia implemented different measures in order to provide liquidity to the system through transfer payments and open market operations.

However, we do not consider the seasonality of demand deposits to have a significant impact on our business, since the excess/shortage of liquidity has been managed through the treasury portfolio.

B.4            RAW MATERIALS

The Bank is not dependent on sources or availability of raw materials.

B.5            DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), an ATM network, online and computer banking, telephone banking, mobile phone banking services and points of sale (or “Puntos de Atención Cercano”), among others. Transactions performed through electronic channels represented more than 94.63% of all transactions in 2020, up from 93.19% of all transactions in 2019. In addition, as of December 31, 2020, Bancolombia had a sales force of approximately 12,508 employees.

The following are the distribution channels offered by Bancolombia as of December 31, 2020:

Branch Network

As of December 31, 2020, Bancolombia’s consolidated branch network consisted of 1,057 offices, including 666 from Bancolombia S.A., 92 from Banco Agrícola, 39 from Banistmo, 154 from BAM and 106 from other subsidiaries.

	Number	Number	Number	Number
	of	of	of	of
Company*	branches	branches	branches	branches
	2020	2019	2018	2017
Bancolombia S.A.(unconsolidated)	666	686	704	726
BAM (Guatemala)	154	154	177	177
Banco Agrícola	92	94	97	97
Banistmo	39	43	44	44
Renting Colombia	43	42	33	24
Leasing Bancolombia (1)	17	18	18	19
Valores Bancolombia	17	18	6	6
Financomer	8	8	8	8
Fiduciaria Bancolombia	7	6	7	7
SUFI (2)	3	3	5	5
Banca de Inversión	2	2	2	2
Inversiones CFNS S.A.S.	2	2	2	2
Bancolombia Panama	1	1	1	1
Bancolombia S.A. Panama Branch	1	1	1	1
Valores Banistmo	1	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1	1
Arrendadora Financiera S.A.	1	1	1	1
Valores Banagricola, S.A. de C.V.	1	1	1	1
Transportempo S.A.S	1	1	1	1
Capital Investments SAFI S.A. (3)	—	1	1	1
Fondo Inversión Arrend.Operativo Renting Perú (3)	—	1	1	1
FiduPerú S.A. Sociedad Fiduciaria (previously Fiduciaria GBC S.A.) (3)	—	—	1	1
Total	1,057	1,083	1,113	1,127

*	For some subsidiaries, their central office is considered a branch.
(1)	On September 30, 2016, Leasing Bancolombia S.A., a former Subsidiary of Bancolombia S.A. organized under the laws of Colombia, merged into Bancolombia. Bancolombia, as the surviving entity, became the holder of the rights and liabilities of Leasing Bancolombia S.A., and assumed responsibility for managing its existing portfolio of products and services. Leasing Bancolombia S.A. assigned to Bancolombia the “Leasing Bancolombia” trademark, which has thereafter been used to identify a division of Bancolombia. Leasing Bancolombia S.A. operates 17 branches under that brand.
(2)	Sufi is a Bancolombia brand that operates 3 branches.
(3)	Closed operation.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2020, Bancolombia had a total of 18,631 banking correspondents, including 17,157 in Colombia, 417 in Panama, 832 in El Salvador and 225 in Guatemala.

Puntos de Atención Móviles “PAM”

PAMs consist of commercial advisors who visit small towns in Colombia periodically to offer Bancolombia’s products and services. As of December 31, 2020, there were a total of 535 PAMs (511 in Colombia, 7 in Panama and 17 in El Salvador).

Kiosks

Kiosks are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2020, there were a total of 352 kiosks, including 215 kiosks in El Salvador and 137 in Colombia (located only in branches).

Automated Teller Machines “ATMs”

Bancolombia has a total of 6,124 ATMs, including 5,061 in Colombia, 571 in El Salvador, 334 in Panama, and 158 in Guatemala.

Online/Computer Banking

We offer multiple online and computer-based banking alternatives designed to fit the specific needs of the Bank’s different client segments. Through a variety of platforms (computer and Internet-based solutions) the Bank’s clients can review their account balances and monitor transactions in their deposit accounts, loans, and credit cards, make virtual term investments, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, trade stocks, learn about products and services and complete other transactions in real time.

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

B.7            COMPETITION

Description of the Colombian Financial System

Overview

Since 2007, the Colombian banking system has been undergoing a period of expansion, given the series of mergers and acquisitions that have taken place within the sector. More specifically, several mergers and acquisitions were announced in 2007, mainly due to the global economic situation. Colombian banks made several investments allowing some entities to become big players in the Latin American market; Bancolombia, completed the acquisition of Banagrícola in El Salvador and Davivienda merged with Granbanco S.A. Bancafé, which allowed Davivienda to have operations in Panama. In 2010, Banco de Bogotá acquired BAC-Credomatic, which operates in several countries in Central America; and, in October 2011, Canadian Scotiabank purchased a stake in Colpatria. In 2012, the most relevant event regarding the presence of foreign banks in Colombia was the acquisition of Banco Santander Colombia S.A. in July 2012 by Corpbanca (Chile). Also, Davivienda acquired the subsidiaries of HSBC in Costa Rica, Honduras and El Salvador.

In 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million. In addition, Bancolombia Panama acquired 40% of the common shares of Grupo Agromercantil for USD 217 million. In 2013, Grupo Aval acquired 100% of the Guatemalan Reformador Financial Group (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. In 2013, some competitors started operations in Colombia: Itau BBA entered the market with an investment bank, as did BNP Paribas; Credicorp acquired Correval (a local brokerage firm); Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta; Banco Santander returned to the Colombian market with a bank; and the Chilean company Larrain Vial started operations with a brokerage firm. During 2014, the entry of new entities continued as the financing company Hipotecaria, specialized in mortgage loans, which began operations in March 2014; also, in June, Corpbanca completed the acquisition of Helm Bank, keeping Corpbanca’s brand. During the same year, the bank GNB Sudameris acquired 99.9% of the capital of HSBC Colombia and started to operate under the brand GNB Colombia, while an agreement was signed to operate in Paraguay, Peru and Uruguay. In 2015, the Chilean group CorpBanca merged with the Itaú of Brazil and Bancolombia sold 50% of its shares in Tuya SA to Grupo Exito. In December 2015, Bancolombia also acquired an additional 20% interest in Grupo Agromercantil, bringing its interest to 60% in total. Until January 2019, the Serfinansa company was a commercial financing company and on February of that year it began to operate as the 26th bank in the financial system.

In 2020, four financing companies went through changes in their shareholdering structures: in January, Credifinanciera acquired Procredit Bank rebranding it Banco Credifinanciera; in April, Coltefinanciera acquired the rights and obligations of Multibank which ceased to act as a bank; Leasing Bancoldex merged with Arco Bancoldex in August; and Pagos Internacional was acquired by Banco W in November.

As of December 31, 2020, according to the SFC, the main participants in the Colombian financial system were 25 commercial banks (15 domestic private banks, 9 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 11 financing companies (2 leasing companies and 9 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage and  securities intermediaries, special state-owned institutions, and severance payments and pension funds also participate in the Colombian financial system.

Market and Credit Institutions’ Evolution in 2020

In 2015, Colombian financial institutions began reporting their consolidated financial results under IFRS framework. However, in the case of credit institutions (including banks, financial corporations, financing companies and 38 financial cooperatives), the SFC has allowed the presentation of stand-alone financial statements under Colombian Banking GAAP basis, following Decree 1851 of August 2013, which regulates the Law 1314 of 2009 concerning the technical regulatory framework for the institutions that report their financial results. Accordingly,the following information includes figures under Colombian Banking GAAP regulation, as reported by Colombian credit institutions to the SFC.

Loan growth at Colombian credit institutions was 3.91% in 2020, compared to 7.66% in 2019. Commercial loans grew by 4.37% in 2020, compared to 2.76% in the previous year. Consumer loans increased 2.04% in 2020,  less than the 15.74% showed in 2019. Mortgage loans increased 7.06%, less than 9.92% in 2019, and small business loans grew 0.92 % in 2020 from 5.44 % in 2019.

The credit institutions level of past-due loans as a percentage of the total loan portfolio, increased from 4.31% in December 2019 to 4.99% in December 2020. In addition, the coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), ended 2020 at 153.89%, compared to 142.57% at the end of 2019.

At the end of 2020 the loans portfolio represented 61.59% of the assets, less than the previous year proportion which was 65.21%. The investments and derivatives transactions, as a percentage of total assets increased from 20.09% at the end of 2019 to 23.22% at the end of 2020. Deposits increased its participation in the total balance of loans from 70.51% in 2019 to 73.71% in 2020.

As of December 31, 2020, credit institutions recorded COP 768.7 trillion in total assets, representing an 8.22% increase compared to previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 94.94% followed by financing companies with 2.93%, financial corporations with 1.59%, and financial cooperatives with 0.54%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 17.21% in December 2020 (including banks, financial corporations, financing companies and financial cooperatives), which is well above the minimum legal requirement of 9%. With the effectiveness of Decree 1771 of 2012 and the external circular 20 of 2013 of the Financial Superintendence, a new capital regime for credit institutions was established in order to strengthen the quality of equity of financial institutions to ensure they have the capacity to absorb losses in the development of their activities.

Bancolombia and its Competitors

The following table shows a comparison between the key profitability, capital adequacy and loan portfolio quality indicators for Bancolombia and its main competitors unconsolidated, based on IFRS information as applicable under Colombian regulations and published by the SFC.

					Past-due loans/		Allowances/
	ROE(1)		ROA(2)		Total loans		Past-due loans		Capital Adequacy
	Dic-20	Dic-19	Dic-20	Dic-19	Dic-20	Dic-19	Dic-20	Dic-19	Dic-20	Dic-19
Bancolombia(3)	3.5%	13.0%	0.5%	2.0%	5.4%	4.2%	169.0%	169.1%	20.2%	15.4%
Banco de Bogotá	10.8%	13.1%	2.1%	2.7%	4.3%	4.1%	163.3%	132.7%	18.1%	19.1%
Davivienda	2.0%	11.5%	0.1%	1.4%	5.9%	4.5%	125.5%	128.2%	15.3%	14.6%
BBVA	9.4%	15.1%	0.7%	1.1%	3.2%	4.1%	210.6%	144.3%	14.7%	11.6%
Banco de Occidente	7.0%	10.2%	0.8%	1.2%	4.8%	4.1%	128.0%	127.0%	11.0%	12.1%
Banco Corpbanca	(34.9)%	3.2%	(3.4)%	0.4%	4.5%	5.0%	169.6%	122.9%	13.4%	14.9%
Banco Colpatria	(11.6)%	6.0%	0.9%	0.5%	8.1%	5.2%	119.1%	115.8%	11.7%	10.5%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.
(2)	ROA is return on average assets
(3)	It is important to note that in 2020 Bancolombia adopted the Basel III standard for the capital adequacy. This was done in advance of the compulsory date of adoption. The main changes of the new regulation regarding the calculation of the solvency ratios cover: the inclusion of a greater portion of the shareholders equity, the risk weighted assets density, the deduction of goodwill and intangible assets, and the inclusion of operational risk, among others.

The following tables illustrate Bancolombia and its main competitor’s market share on an unconsolidated basis with respect to various key products, based on figures published by the SFC for the years ended December 31, 2020 and 2019:

Total Net Loans

Market Share

Total Net Loans – Market Share (%)	2020	2019
Bancolombia	25.8%	25.7%
Banco de Bogotá	12.6%	12.3%
Davivienda	16.7%	16.0%
BBVA	10.3%	10.4%
Banco de Occidente	6.3%	6.1%
Banco Corpbanca	3.9%	4.2%
Banco Colpatria	5.2%	6.0%
Others	19.2%	19.3%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts

Market Share

Checking Accounts – Market Share (%)	2020	2019
Bancolombia	25.1%	24.0%
Banco de Bogotá	23.2%	24.1%
Davivienda	9.9%	9.7%
BBVA	11.5%	10.8%
Banco de Occidente	8.4%	9.8%
Banco Corpbanca	3.0%	2.7%
Banco Colpatria	2.8%	3.0%
Others	16.0%	15.9%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits

Market Share

Time Deposits – Market Share (%)	2020	2019
Bancolombia	20.2%	22.1%
Banco de Bogotá	12.7%	11.3%
Davivienda	16.0%	15.8%
BBVA	12.4%	12.5%
Banco de Occidente	4.0%	3.9%
Banco Corpbanca	4.2%	4.9%
Banco Colpatria	7.3%	8.3%
Others	23.2%	21.2%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Saving Accounts

Market Share

Saving Accounts – Market Share (%)	2020	2019
Bancolombia	28.0%	27.1%
Banco de Bogotá	11.7%	12.1%
Davivienda	14.1%	13.3%
BBVA	9.3%	10.3%
Banco de Occidente	6.1%	6.3%
Banco Corpbanca	2.9%	3.3%
Banco Colpatria	5.5%	5.7%
Others	22.4%	21.9%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Banco Agrícola and its Competitors

In 2020, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of total assets, loans, deposits, stockholders’ equity and profits. The information presented in the following tables relates to Banco Agrícola and its competitors on a stand-alone basis and was prepared based on publicly available information prepared in accordance with El Salvador accounting standards.

The following table illustrates the market share for the main institutions of the Salvadorian financial system as of and for the year ended on December 31, 2020:

	Assets	Stockholders`Equity	Loans	Deposits	Profits
Banco Agrícola	28.7%	28.8%	27.9%	29.6%	50.5%
Cuscatlán	20.4%	22.1%	20.2%	20.6%	11.0%
Davivienda	16.0%	15.5%	17.2%	15.3%	10.2%
BAC	15.6%	14.4%	16.1%	16.0%	19.2%
Promerica	7.2%	6.1%	6.9%	7.4%	3.6%
Others	12.1%	13.1%	11.7%	11.1%	5.5%

Sources: ABANSA (Asociación Bancaria Salvadoreña)

The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA), as of December 31, 2020 and 2019:

Total Loans

Market Share

Total Loans - Market Share (%)	2020	2019
Banco Agrícola	27.9%	28.9%
Cuscatlán(1)	20.2%	21.0%
Davivienda	17.2%	16.5%
BAC	16.1%	15.5%
Promerica	6.9%	7.1%
Others	11.7%	11.0%

(1) During 2020, Banco Cuscatlán absorbed Scotiabank´s operations in El Salvador. Additionally, Citibank N.A. ceased being a member of ABANSA. Therefore, 2019 figures have been recalculated for comparison.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2020	2019
Banco Agrícola	26.8%	24.2%
Cuscatlán(1)	20.0%	22.5%
Davivienda	13.3%	13.0%
BAC	22.2%	22.8%
Promerica	7.9%	7.7%
Others	9.8%	9.8%

(1) During 2020, Banco Cuscatlán absorbed Scotiabank´s operations in El Salvador. Additionally, Citibank N.A. ceased being a member of ABANSA. Therefore, 2019 figures have been recalculated for comparison.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2020	2019
Banco Agrícola	19.7%	21.7%
Cuscatlán(1)	20.9%	21.8%
Davivienda	18.1%	16.8%
BAC	13.8%	14.0%
Promerica	9.4%	9.4%
Others	18.1%	16.3%

(1) During 2020, Banco Cuscatlán absorbed Scotiabank´s operations in El Salvador. Additionally, Citibank N.A. ceased being a member of ABANSA. Therefore, 2019 figures have been recalculated for comparison.

Saving Accounts

Market Share

Saving Account - Market Share (%)	2020	2019
Banco Agrícola	43.1%	42.4%
Cuscatlán(1)	20.7%	21.4%
Davivienda	14.1%	14.9%
BAC	12.4%	11.2%
Promerica	4.6%	5.1%
Others	5.1%	5.0%

(1) During 2020, Banco Cuscatlán absorbed Scotiabank´s operations in El Salvador. Additionally, Citibank N.A. ceased being a member of ABANSA. Therefore, 2019 figures have been recalculated for comparison.

Banistmo and its Competitors

Banistmo is the second largest bank in the country with 10.9% market share by loans. The following table illustrates the market share for the main institutions of the Panamanian financial system for the year ended in December 31, 2020.

	MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	8.9%	8.4%	10.5%	11.2%	(6.6)%
Banco General	14.7%	11.6%	15.6%	21.5%	24.7%
Global Bank	7.4%	7.0%	9.0%	7.8%	3.4%
Banesco	3.7%	3.1%	4.4%	5.7%	0.6%
BAC	8.6%	20.5%	5.7%	8.1%	39.6%
Others	56.7%	49.4%	54.8%	45.7%	38.3%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

The following tables illustrate the market share of Banistmo stand-alone and its main competitors, based on figures published by the Superintendency of Banks of Panama, in accordance with Panamanian banking regulations, for the years ended in December 31, 2020 and 2019:

Total Loans

Market Share

Total Loans - Market Share (%)	2020	2019
Banistmo	10.5%	10.5%
Banco General	15.6%	16.2%
Global Bank*	9.0%	8.5%
Banesco	4.4%	4.2%
BAC	5.7%	5.6%
Others	54.8%	55.0%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama) and prepared based on Panama accounting standards

* Figures for the year  2020 were re-expressed to be comparable to 2020 because of the merger between Global Bank and Banvivienda that took place in 2019.

Saving Accounts

Market Share

Saving Account - Market Share (%)	2020	2019
Banistmo	11.8%	12.1%
Banco General	29.7%	27.6%
Global Bank*	7.9%	7.8%
Banesco	8.2%	10.6%
BAC	3.7%	3.7%
Others	38.7%	38.2%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama) and prepared based on Panama accounting standards

* Figures for the year 2020 were re-expressed to be comparable to 2020 because of the merger between Global Bank and Banvivienda that took place in 2020.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2020	2019
Banistmo	11.1%	11.5%
Banco General	26.5%	26.5%
Global Bank*	4.0%	4.4%
Banesco	5.7%	4.9%
BAC	10.4%	9.9%
Others	42.3%	42.8%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama) and prepared based on Panama accounting standards

* Figures for the year 2020 were re-expressed to be comparable to 2020 because of the merger between Global Bank and Banvivienda that took place in 2020.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2020	2019
Banistmo	11.0%	11.9%
Banco General	16.5%	17.7%
Global Bank*	9.0%	10.0%
Banesco	4.6%	4.5%
BAC	9.1%	8.9%
Others	49.8%	47.0%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama) and prepared based on Panama accounting standards

* Figures for the year 2020 were re-expressed to be comparable to 2020 because of the merger between Global Bank and Banvivienda that took place in 2020.

BAM and its Competitors

BAM is the fifth largest bank in the banking system in Guatemala measured by total assets, net loans and deposits, the sixth in terms of stockholders’ equity.

As of December 31, 2020, the Superintendencia de Bancos de Guatemala (SIB) has under its supervision and inspection, 17 banking entities. The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB (“Superintendencia de Bancos de Guatemala”).

The following table illustrates the market share for the main institutions of the financial system as of and for the year ended December 31, 2020:

	MARKET SHARE
	Assets	Stockholders’ Equity	Net Loans	Deposits	Profits
Banco Industrial	27.7%	24.9%	28.8%	24.9%	30.8%
Banrural	21.6%	21.5%	17.1%	23.3%	18.3%
Banco G&T Continental	14.1%	14.0%	11.4%	14.0%	10.4%
BAC-Reformador	8.8%	8.2%	11.6%	9.6%	7.9%
Banco Agromercantil	8.1%	7.2%	11.3%	7.9%	1.9%
Bantrab	7.1%	10.6%	7.6%	7.4%	15.8%
Banco Promerica	4.4%	4.4%	5.1%	4.6%	5.0%
Others*	8.2%	9.2%	7.1%	8.3%	9.9%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala (SIB).

The following tables illustrate the market share of BAM on a stand-alone basis and its main competitors, based on figures published by the SIB, under Guatemalan banking regulations as of December 31, 2020 and 2019:

Net Loans

Market Share

Net Loans - Market Share (%)	2020	2019
Banco Industrial	28.8%	27.9%
Banrural	17.1%	17.5%
BAC-Reformador	11.6%	11.8%
Banco G&T Continental	11.4%	11.6%
Banco Agromercantil	11.3%	11.5%
Bantrab	7.6%	7.5%
Banco Promerica	5.1%	5.2%
Others*	7.1%	7.0%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala (SIB).

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2020	2019
Banco Industrial	29.6%	31.4%
Banrural	22.8%	22.8%
Banco G&T Continental	15.5%	16.2%
BAC-Reformador	11.9%	11.5%
Banco Agromercantil	6.7%	7.0%
Banco Promerica	2.6%	2.5%
Bantrab	1.3%	1.4%
Others*	9.6%	7.2%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala (SIB).

Time Deposits

Market Share

Time Deposits - Market Share (%)	2020	2019
Banco Industrial	20.9%	21.2%
Banrural	19.0%	19.2%
Bantrab	14.9%	15.4%
BAC-Reformador	10.0%	9.6%
Banco G&T Continental	9.4%	10.9%
Banco Agromercantil	8.3%	7.7%
Banco Promerica	8.2%	7.5%
Others*	9.3%	8.5%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala (SIB).

Saving Accounts

Market Share

Saving Accounts - Market Share (%)	2020	2019
Banrural	31.0%	31.3%
Banco Industrial	24.1%	24.6%
Banco G&T Continental	19.2%	20.2%
Banco Agromercantil	8.9%	8.0%
BAC-Reformador	5.4%	5.3%
Bantrab	4.7%	4.1%
Banco Promerica	1.8%	1.7%
Others*	4.9%	4.8%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

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

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the DTF, which is published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. For the week of April 22, 2021, the DTF was 1.76%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or interés bancario corriente, certified and calculated by the SFC as the average rate of interest ordinarily charged by banks for loans made during a specified period. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2020, the banking interest rate for small business loans was 37.72% and for all other loans was 17.46%.

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
●	The Capital Adequacy Ratio is set at a minimum of 9% of the financial institution’s total risk-weighted assets; however, each entity must comply with: (i) a minimum basic solvency ratio of 4.5% (which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items); (ii) a minimum additional basic solvency ratio (which is defined as the sum of Common Equity Tier One Capital after deductions and Additional Tier One Capital, divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 4.875% beginning on January 1, 2021, increasing gradually up to 6% as of January 1, 2024; (iii) a capital conservation buffer (which is defined as the Common Equity Tier One Capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 0.375% beginning on January 1, 2021, increasing gradually up to 1.5% as of January 1, 2024; (iv) a systemically important institution buffer (which is defined as the Common Equity Tier One after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 0.25% beginning on January 1, 2021, increasing gradually up to 1% as of January 1, 2024; and (v) a combined buffer equivalent to the sum of the aforementioned buffers as of January 1, 2024. These ratios apply to credit institutions individually and on a consolidated basis. Credit institutions includes banks (including Bancolombia.), financial corporations, and financing companies.
●	Credit establishments must comply with a minimum leverage ratio of 3%, which is defined as the sum of the Common Equity Tier OneCapital after deductions and the Additional Tier One Capital, divided by the leverage value. The leverage value is the sum of all net assets, the net exposures in all repo, simultaneous transactions and temporary transfer of securities, the credit exposures in all derivative instruments, and the exposure value of all contingencies.
●	Decree 415 of 2018, requires that as of the year 2019, non-depository financial institutions, such as asset managers and fiduciary entities under Colombian law, comply with a 9% minimum solvency ratio on an individual basis.
●	Decree 1421 of 2019, introduced minimum capital requirements for operational risk to credit establishments adopting the Basel III standardised approach. This new capital requirement will be determined by the product of the Business Indicator (“indicador de negocio”), the Operational Risk Coefficient (coeficiente de riesgo operacional) and the Internal Loss Multiplier (indicador de pérdida interna). The operational risk coefficient will be 12% of the Business Indicator, but if the Business Indicator exceeds COP 3 billion, the coefficient will be 15% for the exceeded amount. Each entity must comply with the requirement as of January 1, 2021.

In 2014, the Ministry of Finance issued Decree 1648 of 2014 and Decree 2392 of 2015 establishing criteria for hybrid instruments to be considered additional basic capital (Additional Tier 1).

As of December 31, 2020, the Bank’s capital adequacy ratio was 14.74%, exceeding the requirements of the Colombian government and the SFC by 574 basis points. As of December 31, 2019, the Bank’s capital adequacy ratio was 12.82%.

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

Credit institutions must maintain reserves of 8.00% over private demand deposits, government demand deposits, other deposits and liabilities and savings deposits; of 3.50% over term deposits with maturities fewer than 540 days and 0% over term deposits with maturities equal to or more than 540 days.

Foreign Currency Loans

According to External Resolution 1 of 2018, residents of Colombia may obtain foreign currency loans from foreign residents, and from Colombian foreign exchange market intermediaries (such as the Bank) or by placing debt instruments abroad. Foreign currency loans must be either disbursed through a foreign exchange intermediary or deposited in special purpose international banking accounts.

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

Regulatory Framework for Subsidiaries that are Non-Participants in the Financial Sector

All of Bancolombia’s Colombian subsidiaries that do not provide financial services are governed by the laws and regulations embodied in the Colombian Civil Code and the Colombian Commercial Code as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by such subsidiaries.

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

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2020 are:

Ordinary Reserve Requirements
%*
Checking accounts	15%
Saving accounts	12%
Time deposits	12%
Borrowings from foreign banks	3%
Long-term debt(1)	5%- 15%
Checking accounts	15%

(1)	15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year. Investment Certificates with maturity equal or more than 5 years with mortgage guarantee, are not obliged to have reserves.

* Transitional regime due to the pandemic. Beginning from June 2021, it will change progressively.

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

The, law applies to commercial activities generally, but also has specific regulations that apply to financial services providers, especially regarding obligations and prohibitions, as well as setting limits for the amounts of bank fees and surcharges, and contract requirements.

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

The following are some of the main considerations taken into account by the Superintendency of Banks in determining compliance with applicable regulations:

a)	Minimum Reserve Requirements: Banking institutions are subject to a minimum reserve requirement of 14.6% over the deposits received by the institution, which must be kept in the form of immediately available deposits with the Banco de Guatemala. To verify compliance with the regulation, banking institutions must provide the Superintendence of Banks with a daily report detailing the minimum reserve requirement.
b)	Loan Loss Reserves: In accordance with limitations specified by Decree 19 of 2002,(Banks and Financial Groups Law) and regulations issued by the Monetary Board, banking institutions, financial service entities, international banking entities and other financial institutions must carry out quarterly delinquency assessments of their credit and record reserves based on estimates of non-recoverability. Banking institutions and financial corporations must provide to the Superintendence of Banks monthly reports concerning outstanding credits in effect and movements and appraisals of credit portfolios in accordance with criteria specified by the Monetary Board. Additionally, the Superintendence of Banks carries out on-site reviews in which it evaluates payment ability and payment fulfillment of debtors and requests the institutions to record that necessary reserves be based on the non-payment risk.
c)	Capital Requirements: As specified in regulations issued by the Monetary Board, banking institutions in Guatemala must have a minimum capital adequacy ratio (risk-weighted assets to equity) of 10%, which is consistent with the Basel I guidelines. Banks must submit a weekly report to the Superintendence of Banks for monitoring compliance with this requirement.
d)	Related Party Transactions: In its on-site reviews the Superintendence of Banks verifies that financial institutions are in compliance with Monetary Board regulations limiting transactions between related parties. Related parties may conduct business with one another provided they do so in accordance with their normal standards of business. Article 47 of the Banks and Financial Groups Law establishes the limitations to carry out operations that imply direct and indirect financing of any nature, regardless of the legal form they take, such as, but not limited to, bonds, promissory notes, obligations and/or credits, or grant guarantees or endorsements, which together exceed the following thresholds:
1.	15% of the assets computable to a single individual or legal person, of a private nature; or one State or autonomous company or entity.
2.	30% of the assets computable to two or more related persons who are part of a risk unit.

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

Decree 19 of 2002 allows financial entities to form financial groups or conglomerates under the common control of a holding entity or to designate one of the financial entities of the group as its holding company. In order to form such financial group conglomerates, it is necessary that the financial group has a bank.. The identification as a financial group does not entail that the financial group becomes a separate legal entity. Rather , the purpose of such identification is to allow the Superintendency of Banks to perform its supervision tasks on a consolidated basis.

Other Regulations in Guatemala

Decree No. 94- 2000 permits and regulates the use, transfer and payment in foreign currencies, as well as the use of foreign currency accounts and deposits within the Guatemalan financial system. Corporations and other entities that wish to offer securities denominated in foreign currencies must obtain prior authorization from the Monetary Board.

Decree No.67-2001 regulates the Anti-Money Laundering Law (Ley Contra el Lavado de Dinero u Otros Activos). The law was enacted to prevent and control money laundering in connection with criminal activities. Regulations issued by the Superintendency of Banks in accordance with this law went into effect on April 26, 2002. Among other things, the law and regulations created the Financial Intelligence Unit within the Superintendence of Banks under the name of Special Verification Intendancy (Intendencia de Verificación Especial – IVE). The Special Verification Intendancy has developed a national network for the prevention, control and surveillance of money-laundering activities. Penalties for non-compliance with anti-money laundering laws and regulations are set forth in the Superintendence of Banks Resolution 43-2002 and include fines for bank directors or employees and the suspension or cancellation of a financial institution’s license.

B.9        CYBERSECURITY FRAMEWORK

With cyber security incidents in the financial industry growing exponentially in terms of frequency and damage to organizations’ reputation, users and organizations must adequately deploy defenses to discourage would-be attackers’ plans. Materialization of cyber-security risks may result in the unauthorized access to confidential information, technological breaches of the infrastructure of the Bank with the aim of stealing information, fraud due to exploitation of vulnerabilities and the interruption of the Bank's services. The Bank's internal policies define cyber-security risk as the possibility of an economic or non-economic loss arising from a violation to the confidentiality, integrity and availability of the information that the Bank processes excluding damages caused directly in the information systems of our customers, because these are not managed by the Bank. Therefore, any materialization of a cyber risk in the systems of our customers cannot be attributable to the Bank whenever at least one of the following events occurs: (i) intentional interruption of the Bank's informational and technological infrastructure, excluding technological or operative failures; (ii) successful unauthorized access to information or to a system; and (iii) unauthorized change in the Bank's hardware, firmware or software.

Over recent years, the Bank has implemented a cyber-security management and control system that is designed to identify and protect critical assets, anticipate, identify and protect from cybersecurity threats, and respond and recover capabilities or services that were impaired due to a cyber-security event. This management system leverages the implementation of controls, which includes a governance framework to define policies, standards and architecture that provide assurance that information security strategies are aligned with and support business objectives, are consistent with applicable regulations, and provide assignment of responsibility, in an effort to manage risk, assets, user access control and identity management, secure software development lifecycle, IT infrastructure and business operations security, human resources security, data loss prevention, information lifecycle management, third-party risk management, penetration testing and vulnerability management, cyber threat intelligence, security event monitoring, business resilience and cloud security. On the other hand, our cybersecurity teams strive to educate, support, and equip our employees with the knowledge and the tools to prevent, mitigate, and report cyber-attacks and incidents, and keep the Bank and customer’s data protected. During 2020, a series of awareness and sensitization activities were carried out for all our employees and third parties, in some cases with the support of experts in the field.

The Bank, as part of its strategy to be agile, flexible, and increasingly automated, has been implementing solutions in the cloud and cybersecurity and information security is also part of the strategy . The outbreak of the COVID-19 pandemic forced the organization to accelerate its digital transformation, using more cloud solutions, which create new challenges to protect information and the organization itself. The pandemic brought significant changes in Bancolombia's ways of working, forcing us to transition the work-from-home model, which was already implemented in specific and controlled organization roles, to a more massive expansion of this model in a short time. This transition brought with it additional challenges with new threats and increased the probability that existing ones might occur. Before the pandemic, work was done from corporate facilities, protected by the perimeter controls of the network and corporate workstations. In this new reality, this perimeter is extended with the remote work of employees and allies outside the organization, working from any device from anywhere in the world and accessing information and services of the organization. In this context, Bancolombia implemented a strategy that made it possible to protect and maintain the operation of the organization's business processes, mitigating the security risks to which the organization was exposed by the new conditions, including those related to interruption, exposure, leakage or damage to the integrity of critical business information as well as the unavailability of resources and customer service.

Actions that we took that allowed the business to continue safely included: testing contingency scenarios enabling remote work schemes with a multiple factor authentication, the security evaluation of selected allies / third parties, the deployment of cybersecurity controls and information security in users' workstations as well, such as the implementation of data loss prevention solutions, the strengthening of access controls and identity management, strengthening applications development based on best practices and cloud application authentication, actions to mitigate phishing, smishing and identity theft, protection of emails and collaborative tools, the adjustment of rules regarding safe browsing, as well as a strengthening of actions to maintain and improve employees and clients’ culture by increasing the circulation of newsletters and publications of recommendations and good practices training our employees to be the first firewall against cyber-attacks.

The framework used to manage cyber-security risks is designed under practices of international frameworks and standards issued by the National Institute of Standards and Technology (NIST) in NIST SP 800-30 and NIST Cybersecurity Framework, the International Organization for Standardization (ISO) in ISO/IEC-27032, as well as the definitions established by the Bank.

The cyber-security and information security division of the Bank is responsible for cyber-security risk management, a function performed together with the business processes, technology, risk and internal audit teams, considering the nature of the Bank, its risk appetite, customer needs, business strategy and the environment of the financial industry.

The framework seeks to ensure that the risks are identified, measured, controlled and monitored, and considers the international and regional best practices and regulations. The cyber-security risk management system is designed as a three lines model, distinguishing between three groups involved in effective risk management: (i)  a first line of action, which is responsible for defining information security strategy and the preventive detection and isolation of advanced threats, (ii) a second line of action that establishes the risk management framework to provide timely information that supports upper management in their decision making process, and (iii) a third line of action that supports regulatory compliance, the strengthening of good practices in information security and the independent supervision of the of the implementation of the first two lines of action.

The Bank's senior management is committed to cybersecurity risk management, through a clear strategy which includes the allocation of human, technical and financial resources and a clear definition and disclosure of responsibilities regarding to cybersecurity. Senior management has stablished a cybersecurity and information security committee, responsible for: approving and promoting the most important policies, strategies and projects, being informed and making decisions about associated controls, periodically evaluating the strategic and tactical plans of compliance, the review, approval and prioritization of initiatives or decisions as well as the prioritization of the use of the allocated budget. This Committee is formed by seven vice presidents of the following vice presidencies: Bancolombia's Corporate Services Vice-presidency, Banistmo's Corporate Services Vice-presidency, BAM’s Corporate Services Vice-presidency, Banco Agrícola's Corporate

Services Vice-presidency, Bancolombia's Administrative and Security Services Vice-presidency, Bancolombia's Corporate Human Resources Vice-presidency and Bancolombia's Corporate Risk Vice Presidency (corporate).

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

In 2020, Bancolombia invested 31.6 million USD in activities related to preventive, detective and corrective efforts for cybersecurity management, including: insurance policies, human resources costs, security solutions licensing and the administration and maintenance of cybersecurity controls for the Bank. In 2020, Bancolombia had no cybersecurity and information security incidents that could have materially affected the Bank in an economic or non-economic manner, in accordance with the definition and criteria defined by the Bank for that purpose. Therefore, no costs are associated with its remediation or consequences.  Additionally, cybersecurity and information security reports are generated every six months for the review by the members of Bancolombia´s board of directors, where the status of cybersecurity and information security is reported. Bancolombia did not experience direct cybersecurity impacts due to the COVID 19 pandemic, however in 2020 there was an increase in phishing attacks on our clients in which the Bank identified and dismantled 6,292 fraudulent sites, making 2020 the period with the greatest cybersecurity impacts in during the last 10 years.

As of the date of this Annual Report, the Bank has not faced a cyber-attack with a material impact on its business or customers. However, we can give no assurance that the previously described measures, initiatives and procedures will be effective to prevent or mitigate potential future attacks or threats to our technology infrastructure. Any failure by the Bank to detect or prevent cyber-security risk in a timely manner could result in a negative impact on the Bank's results of operations and financial position, or in problems with information, including data related to customers being lost, compromised, or delivered to the Bank's customers with delays or errors. The public perception that a cyber-attack on its systems may be successful, whether or not this perception is correct, may damage the Bank's reputation with customers and third parties with whom it does business.

B.10        COVID-19 CONSIDERATIONS

Since the beginning of March 2020, the outbreak of COVID-19 impacted the Bank’s operations, customers, suppliers, and employees. This circumstance affected the Bank’s Colombian and Central American operations. Despite a better trend since the third quarter of 2020, at the start of 2021 the number of cases of COVID-19 has increased. It remains unclear at this time how the developments in relation to COVID-19 and the effectiveness of the ongoing vaccination plan will evolve through 2021.  The Bank will continue to monitor the situation closely.

As a response to the COVID-19 pandemic, in March 17, 2020 the Colombian government declared the social, economic and ecological emergency. Pursuant to such declaration, the government issued Decree 457 of 2020, which includes a mandatory shelter-in-place order within Colombia, as well as the suspension of international and domestic flights.  In June 2020, the Colombian government issued External Circular 022 with instructions regarding the debtor support program (PAD), requiring that lending institutions, such as  the Bank, adopt a program that allows to re-define the conditions of the credits of those debtors that were affected by the outbreak of COVID-19.  In December the Colombian government issued the External Circular 039 that extended the program (PAD) until June 30, 2021.  Also, new measures were adopted in relation to bankruptcy and insolvency procedures in order to preserve the continuity and viability of business affected by the pandemic.

The Colombian Central Bank reduced the reserve requirements of Credit institutions for demand deposits and deposits with maturities fewer than 180 days, as an additional response to the COVID-19 pandemic. These surpluses were ordered to be temporarily invested in debt instruments issued by the Government (Títulos de Solidaridad - TDS) to address the liquidity needs of the pandemic.

During 2020, many countries, including those where the Bank operates directly or through its subsidiaries (Panamá, El Salvador and Guatemala) imposed similar measures, such as mandatory shelter-in-place and the closing of borders or travel prohibitions, in order to reduce the spread of COVID-19. These restrictions adversely affected the economies of the jurisdictions where the Bank operates and its ability to conduct businesses as usual in those jurisdictions.

To mitigate the negative effects caused by COVID-19 the Colombian government enacted measures to provide liquidity to the economy, to financially assist vulnerable populations and to provide funding to companies in sectors that are of national importance, including the banking sector. With the same purpose, Bancolombia adopted actions to help its customers and the national economy overall, by offering special credit lines and conditions such as deadline extensions to facilitate clients´s fulfillment of their obligations, and establishing special interest rates for the acquisition of basic goods such as food and medication through Bancolombia’s credit cards.

Similar measures were adopted by the governments of the jurisdictions where the Bank operates. For instance, the Panamanian government, in the absence of a central bank, implemented an assistance plan for vulnerable populations and small business through direct financial assistance and tax benefits, the Salvadorian government adopted measures to preserve market liquidity through approval of additional national funding and the Guatemalan government created the “Capital Protection Fund” which sought to grant loans with special interest rates for both individuals and businesses.

As of the date of this Annual Report, the Bank invoked business continuity plans in these subsidiaries and so far, it has been able to maintain an acceptable level of service with minimal disruption to its customers. Since the outset of COVID-19, the Bank reacted very quickly to protect the health of its employees and customers, to continue its operations and to support its clients, as well as to work with governments in order to define and implement strategies.

The Bank implemented special attention protocols, establishing a limit on customer capacity in its physical branches to avoid crowds, limited hours of service, provided exclusive times for elderly customers, provided free digital account opening for pensioners and implemented self-manage solutions.  The Bank also increased the number of advisers assigned to customer service and promoted flexible remote working solutions for employees. Digital channels were enhanced, so that most of our customers’ needs could be attended virtually, and daily payment caps and digital transfer amounts were increased.

For its employees, the Bank established psychological support, a special support line for women, and a health prevention and promotion strategy which consisted mainly in, communications to reinforce the biosafety protocol and correct use of face masks for all employees, promoting a culture of self-care, use of apps and technology to control the pandemic which updated the employees daily with a proactive alert of cases, special support options designed to provide tools to employees to deal with the different situations generated by the pandemic such as, meditation workshops, yoga workshops, talks on managing emotions, talks on managing anxiety, and talks with experts on topics such as cabin syndrome, anxiety, and stress.

Because of the outbreak of the COVID-19 the Banks deposits increased and remained high throughout the year.  Another impact of COVID-19 was the significant increase in provision charges driven by the deterioration in credit conditions of the loan portfolio and the risk profile of our customers. The Bank, through its different operating entities, such as Bancolombia, Banistmo in Panama, Banco Agrícola in El Salvador and BAM in Guatemala, has adopted different measures according to the conditions and needs of each jurisdiction.

If the COVID-19 outbreak continues to cause disruption to economic activity in Colombia and Central America through 2021, there could be adverse impacts on other assets, such as the Bank’s investment portfolio, joint ventures and associates, as well as impacts on its income due to lower lending and transaction volumes, and fee revenue, which may impact the Bank’s profitability and capital position.

In response to these challenges, during 2020 the Bank has taken additional prudential measures to evaluate any potential impact on the carrying value of goodwill and long-lived assets, performing interim impairment test, that showed no additional impacts to those already recognized in the financial statements.  Currently, it is still difficult to determine the impacts on the Bank’s impairment assessment of long-lived assets, loans and financial leases, associates, investments, among other assets. However, the Bank must continue to consider both internal and external sources of information to determine the recoverable amounts and fair value of the assets. Likewise, changes in economic conditions will be monitored by the Bank as new information becomes available as to reflect in macroeconomic scenarios when assessing impairment of assets.

The Bank put in place a strategy to closely monitor its liquidity levels, considering loan commitments, maturity of liabilities, and withdrawals of deposits, among other factors, in order to enhance the cash position and liquid assets. In addition, the Central Bank of Colombia took measures to offer liquidity lines to financial institutions that needed extra support and avoid disruptions in inter-bank borrowings.

Nevertheless, despite the measures instated by the government and the Bank, the progression of COVID-19 may continue to cause negative impacts on the economy and the Bank´s performance such as the above-mentioned consequences.

For more information on the Bank’s risks associated to COVID-19, refer to Item 3.D. Risk Factors -“Our financial results may be negatively affected by macroeconomic and other challenges and uncertainties related to the COVID-19 pandemic-”.

C.           ORGANIZATIONAL STRUCTURE

The following are the subsidiaries of Bancolombia:

The following is a list of subsidiaries of Bancolombia as of December 31, 2020:

SUBSIDIARIES

	Jurisdiction		Shareholding Directly
Entity	of Incorporation	Business	and Indirectly 2020

Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100%
Renting Colombia S.A.S.	Colombia	Operating leasing	100%
Transportempo S.A.S.	Colombia	Transportation	100%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
Pasarela Colombia S.A.S. (Before BIBA Inmobiliaria S.A.S.)	Colombia	Real estate broker	100%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate broker	49.96%

	Jurisdiction		Shareholding Directly
Entity	of Incorporation	Business	and Indirectly 2020

P.A. Inmuebles CEM (1)	Colombia	Mercantil trust	49.96%
P.A. Calle 92 FIC-11 (1)	Colombia	Mercantil trust	32.47%
P.A. FIC Edificio Corfinsura (1)	Colombia	Mercantil trust	49.96%
P.A. FIC-A5 (1)	Colombia	Mercantil trust	49.96%
P.A. FIC Inmuebles (1)	Colombia	Mercantil trust	49.96%
P.A. FIC Clínica de Prado (1)	Colombia	Mercantil trust	38.49%
P. A. FIC A6 (1)	Colombia	Mercantil trust	49.96%
P.A. Central Point (1)	Colombia	Mercantil trust	37.47%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris (1)	Colombia	Mercantil trust	49.96%
P.A. Fideicomiso Twins Bay (1)	Colombia	Mercantil trust	49.96%
Fideicomiso Lote Av San Martín (1)	Colombia	Mercantil trust	49.96%
P.A. Fideicomiso Lote 30 (1)	Colombia	Mercantil trust	49.96%
Valores Simesa S.A.	Colombia	Investments	67.11%
Fideicomiso Lote Abelardo Castro	Colombia	Mercantil trust	66.77%
Fideicomiso Lote Distrito Vera B1B2	Colombia	Mercantil trust	66.77%
Fideicomiso Lote Distrito Vera B3B4	Colombia	Mercantil trust	66.77%
Bancolombia Panamá S.A.	Panama	Banking	100%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100%
Banagrícola S.A.	Panama	Investments	99.17%
Banistmo S.A.	Panama	Banking	100%
Banistmo Investment Corporation S.A.	Panama	Trust	100%
Financomer S.A.	Panama	Financial services	100%
Leasing Banistmo S.A.	Panama	Leasing	100%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100%
Banistmo Panamá Fondo de Inversión S.A. (Before Suvalor Panamá Fondos de Inversión S.A.)	Panama	Holding	100%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100%
Suvalor Renta Variable Colombia S.A.	Panama	Collective investment fund	100%
Banistmo Capital Markets Group Inc. (2)	Panama	Purchase and sale of securities	100%
Anavi Investment Corporation S.A. (2)	Panama	Real estate broker	100%
Desarrollo de Oriente S.A. (2)	Panama	Real estate broker	100%
Steens Enterpresies S.A. (2)	Panama	Loan portfolio holder	100%
Ordway Holdings S.A. (2)	Panama	Real estate broker	100%
Grupo Agromercantil Holding S.A. (3)	Panama	Holding	100%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Investments	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%
Banco Agromercantil de Guatemala S.A. (3)	Guatemala	Banking	99.59%
Seguros Agromercantil de Guatemala S.A. (3)	Guatemala	Insurance company	79.9%
Financiera Agromercantil S.A. (3)	Guatemala	Financial services	100%
Agrovalores S.A. (3)	Guatemala	Securities brokerage	100%
Arrendadora Agromercantil S.A. (3)	Guatemala	Operating Leasing	100%
Agencia de Seguros y Fianzas Agromercantil S.A. (3)(4)	Guatemala	Insurance company	100%
Asistencia y Ajustes S.A. (3)	Guatemala	Services	100%
Serproba S.A. (3)	Guatemala	Maintenance and remodelling services	100%
Servicios de Formalización S.A. (3)	Guatemala	Loans formalization	100%
Conserjeria, Mantenimiento y Mensajería S.A. (3)(4)	Guatemala	Maintenance services	100%
Mercom Bank Ltd. (3)	Barbados	Banking	99.59%
New Alma Enterprises Ltd. (3)	Bahamas	Investments	99.59%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100%
Bancolombia Caymán S.A. (5)	Cayman Islands	Banking	100%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%
(1)	In 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition is met according to IFRS 10. This equity securities are considered as a business, because of its capacity to generate income.
(2)	Investments in non-operational stage.
(3)	On September 29, 2020, Grupo Bancolombia acquired 40% of the shareholdings of Grupo Agromercantil Holding (GAH), a company that owns the financial conglomerate Agromercantil of Guatemala.
(4)	Companies in liquidation.

(5)	On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. The wind-down would be completed before the end of the year 2021. For further information, see Note 1. Reporting entity.

D.        PREMISES AND EQUIPMENT

As of December 31, 2020, the Bank owned COP 4,302 billion in premises and equipment, net (including assets that are part of our operating leasing business), COP 2,152 billion correspond to land and buildings, of which approximately 95.88% are used for administrative offices and branches in 63 municipalities in Colombia, 25 municipalities in El Salvador, 7 municipalities in Guatemala and 4 municipalities in Panama. Likewise, COP 970 billion correspond to computer equipment relate to the central computer and servers of the Bank, personal computers, ATMs, telecommunications equipment and other equipment. Also, the Bank is currently constructing facilities amounting to COP 63 billion.

In addition to its own branches, the Bank occupies 772 rented offices.

The following table illustrates the balance amount of premises and equipment valued in COP in each country as of December 31, 2020:

Country	Amount
In millions of COP
Colombia	3,698,780
El Salvador	316,346
Guatemala	172,908
Panama	113,941
Puerto Rico	257
Costa Rica	72
Total	4,302,304

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

E.1  DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances for each of the years ended December 31, 2020, 2019 and 2018 have been calculated as the arithmetic average of the last 13 monthly IFRS balances. In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2020, 2019 and 2018, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities:

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31, (1)
	2020			2019			2018
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	Balance	earned	Yield / Rate	Balance	earned	Yield / Rate	Balance	earned	Yield / Rate
	In millions of COP, except percentages
ASSETS
Interest-earning assets
Interbank borrowings
Domestic activities	54,881	2,113	3.9%	81,094	2,538	3.1%	71,551	3,133	4.4%
Foreign activities	3,945,775	30,249	0.8%	2,199,450	65,186	3.0%	1,442,859	33,316	2.3%
Total	4,000,656	32,362	0.8%	2,280,544	67,724	3.0%	1,514,410	36,449	2.4%
Reverse repurchase agreements and other similar secured loans
Domestic activities	1,069,768	46,621	4.4%	919,551	34,042	3.7%	1,704,189	103,573	6.1%
Foreign activities	131,073	315	0.2%	216,723	5,225	2.4%	144,892	4,685	3.2%
Total	1,200,841	46,936	3.9%	1,136,274	39,267	3.5%	1,849,081	108,258	5.9%
Debt instruments(2)
Domestic activities	12,664,233	708,558	5.6%	10,029,160	633,587	6.3%	9,022,396	419,066	4.6%
Foreign activities	11,131,710	133,401	1.2%	7,278,953	408,598	5.6%	5,834,760	245,058	4.2%
Total	23,795,943	841,959	3.5%	17,308,113	1,042,185	6.0%	14,857,156	664,124	4.5%
Loans and advances to customers, net (3)
Domestic activities	127,239,703	11,574,252	9.1%	115,577,087	12,151,936	10.5%	106,400,898	11,519,444	10.8%
Foreign activities	68,045,975	4,558,725	6.7%	60,917,700	4,476,384	7.3%	55,139,161	4,046,980	7.3%
Total	195,285,678	16,132,977	8.3%	176,494,787	16,628,320	9.4%	161,540,059	15,566,424	9.6%
Total interest-earning assets
Domestic activities	141,028,585	12,331,544	8.7%	126,606,892	12,822,103	10.1%	117,199,034	12,045,216	10.3%
Foreign activities	83,254,533	4,722,690	5.7%	70,612,826	4,955,393	7.0%	62,561,672	4,330,039	6.9%
Total	224,283,118	17,054,234	7.6%	197,219,718	17,777,496	9.0%	179,760,706	16,375,255	9.1%
Total non-interest-earning assets
Domestic activities	14,827,183	—	—	17,086,581	—	—	12,833,019	—	—
Foreign activities (4)	20,379,939	—	—	16,885,662	—	—	14,625,382	—	—
Total	35,207,122	—	—	33,972,243	—	—	27,458,401	—	—
Total interest and non-interest earnings assets
Domestic activities	155,855,768	12,331,544	7.9%	143,693,473	12,822,103	8.9%	130,032,053	12,045,216	9.3%
Foreign activities (4)	103,634,472	4,722,690	4.6%	87,498,488	4,955,393	5.7%	77,187,054	4,330,039	5.6%
Total	259,490,240	17,054,234	6.6%	231,191,961	17,777,496	7.7%	207,219,107	16,375,255	7.9%
(1)	The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	Includes performing loans only.
(4)	The percentage of total average assets attributable to foreign activities was 39.9%, 37.8% and 37.2% respectively, for the fiscal years ended December 31, 2020, 2019 and 2018.

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2020			2019			2018
			Average			Average			Average
	Average	Interest	Yield /	Average	Interest	Yield /	Average	Interest	Yield /
	Balance	paid	Rate (2)	Balance	paid	Rate (2)	Balance	paid	Rate
	In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking accounts
Domestic activities	16,597,909	15,529	0.1%	12,230,317	14,201	0.1%	10,857,580	14,347	0.1%
Foreign activities	13,954,048	60,709	0.4%	10,599,525	42,266	0.4%	10,375,370	39,321	0.4%
Total	30,551,957	76,238	0.2%	22,829,842	56,467	0.2%	21,232,950	53,668	0.3%
Saving accounts
Domestic activities	58,627,306	822,674	1.4%	47,172,719	946,105	2.0%	42,738,807	916,912	2.1%
Foreign activities	18,236,880	289,447	1.6%	14,279,292	230,838	1.6%	12,634,703	196,117	1.6%
Total	76,864,186	1,112,121	1.4%	61,452,011	1,176,943	1.9%	55,373,510	1,113,029	2.0%
Time deposits
Domestic activities	33,118,599	1,717,133	5.2%	33,449,926	1,893,758	5.7%	30,842,476	1,856,806	6.0%
Foreign activities	35,087,053	1,178,700	3.4%	29,096,091	1,037,630	3.6%	24,216,326	828,557	3.4%
Total	68,205,652	2,895,833	4.2%	62,546,017	2,931,388	4.7%	55,058,802	2,685,363	4.9%
Repurchase agreements and other similar secured borrowing
Domestic activities	1,615,260	44,150	2.7%	4,371,230	198,145	4.5%	4,142,134	215,679	5.2%
Foreign activities	11,557	3,811	33.0%	93,366	2,097	2.2%	159,267	3,832	2.4%
Total	1,626,817	47,961	2.9%	4,464,596	200,242	4.5%	4,301,401	219,511	5.1%
Borrowings from other financial institutions(2)
Domestic activities	5,693,723	261,732	4.6%	4,641,720	267,682	5.8%	4,829,403	291,781	6.0%
Foreign activities	10,678,701	266,093	2.5%	10,741,195	380,984	3.5%	9,306,694	310,033	3.3%
Total	16,372,424	527,825	3.2%	15,382,915	648,666	4.2%	14,136,097	601,814	4.3%
Interbank deposits(2)(3)
Domestic activities	103,878	3,495	3.4%	248,036	12,076	4.9%	132,910	6,062	4.6%
Foreign activities	1,144,273	2,343	0.2%	1,335,847	9,587	0.7%	1,298,164	12,072	0.9%
Total	1,248,151	5,838	0.5%	1,583,883	21,663	1.4%	1,431,074	18,134	1.3%
Debt instruments in issue
Domestic activities	4,348,777	424,972	9.8%	5,117,798	557,726	10.9%	5,311,475	575,500	10.8%
Foreign activities	16,860,492	629,017	3.7%	15,517,371	607,082	3.9%	14,499,546	563,957	3.9%
Total	21,209,269	1,053,989	5.0%	20,635,169	1,164,808	5.6%	19,811,021	1,139,457	5.8%
Lease liability(4)
Domestic activities	1,081,699	77,225	7.1%	1,081,141	80,016	7.4%	—	—	—
Foreign activities	829,910	41,375	5.0%	717,035	41,931	5.8%	—	—	—
Total	1,911,609	118,600	6.2%	1,798,176	121,947	6.8%	—	—	—
Total interest-bearing liabilities
Domestic activities	121,187,151	3,366,910	2.8%	108,312,887	3,969,709	3.7%	98,854,785	3,877,087	3.9%
Foreign activities	96,802,914	2,471,495	2.6%	82,379,722	2,352,415	2.9%	72,490,070	1,953,889	2.7%
Total	217,990,065	5,838,405	2.7%	190,692,609	6,322,124	3.3%	171,344,855	5,830,976	3.4%
Total non-interest bearing liabilities
Domestic activities	9,830,324	—	—	10,072,053	—	—	8,971,908	—	—
Foreign activities	2,690,244	—	—	2,779,104	—	—	2,331,603	—	—
Total	12,520,568	—	—	12,851,157	—	—	11,303,511	—	—
Stockholders' equity
Domestic activities	18,632,399	—	—	20,741,436	—	—	19,827,602	—	—
Foreign activities	10,347,208	—	—	6,906,759	—	—	4,743,138	—	—
Total	28,979,607	—	—	27,648,195	—	—	24,570,740	—	—
Total interest and non-interest bearing liabilities and stockholders’ equity(5)
Domestic activities	149,649,873	3,366,910	2.2%	139,126,376	3,969,709	2.9%	127,654,295	3,877,087	3.0%
Foreign activities (5)	109,840,367	2,471,495	2.3%	92,065,585	2,352,415	2.6%	79,564,811	1,953,889	2.5%
Total	259,490,240	5,838,405	2.2%	231,191,961	6,322,124	2.7%	207,219,106	5,830,976	2.8%
(1)	The Bank average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	As of January 01, 2019 the Bank adopted IFRS 16, this standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases.
(5)	The percentage of total average liabilities attributable to foreign activities was 43.2%, 41.8% and 41.0% respectively, for the fiscal years ended December 31, 2020, 2019 and 2018.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2020 compared to the year ended December 31, 2019; and the year ended December 31, 2019, compared to the year ended December 31, 2018. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2020-December 31, 2019			December 31, 2019-December 31, 2018
	Increase (Decrease) due to changes in:			Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Interbank borrowings
Domestic activities	(1,472)	1,047	(425)	521	(1,116)	(595)
Foreign activities	(526,875)	491,938	(34,937)	20,685	11,185	31,870
Total	(528,347)	492,985	(35,362)	21,206	10,069	31,275
Reverse repurchase agreements and other similar secured loans
Domestic activities	6,033	6,545	12,578	(37,606)	(31,925)	(69,531)
Foreign activities	(1,498)	(3,412)	(4,910)	1,109	(569)	540
Total	4,535	3,133	7,668	(36,497)	(32,494)	(68,991)
Debt instruments(1)
Domestic activities	132,757	(57,786)	74,971	50,745	163,776	214,521
Foreign activities	566,307	(841,504)	(275,197)	69,306	94,234	163,540
Total	699,064	(899,290)	(200,226)	120,051	258,010	378,061
Loans and advances to customers, net
Domestic activities	1,717,927	(2,295,611)	(577,684)	950,393	(317,901)	632,492
Foreign activities	335,419	(253,078)	82,341	424,615	4,789	429,404
Total	2,053,346	(2,548,689)	(495,343)	1,375,008	(313,112)	1,061,896
Total interest-earning assets
Domestic activities	1,855,245	(2,345,805)	(490,560)	964,053	(187,166)	776,887
Foreign activities	373,353	(606,056)	(232,703)	515,715	109,639	625,354
Total	2,228,598	(2,951,861)	(723,263)	1,479,768	(77,527)	1,402,241
Interest-bearing liabilities:
Checking accounts
Domestic activities	2,911	(1,583)	1,328	(3,579)	3,433	(146)
Foreign activities	14,322	4,121	18,443	863	2,082	2,945
Total	17,233	2,538	19,771	(2,716)	5,515	2,799
Saving accounts
Domestic activities	520,982	(644,413)	(123,431)	78,467	(49,274)	29,193
Foreign activities	62,731	(4,122)	58,609	26,330	8,391	34,721
Total	583,713	(648,535)	(64,822)	104,797	(40,883)	63,914
Time deposits
Domestic activities	(18,592)	(158,033)	(176,625)	125,261	(88,309)	36,952
Foreign activities	196,397	(55,327)	141,070	172,798	36,275	209,073
Total	177,805	(213,360)	(35,555)	298,059	(52,034)	246,025
Repurchase agreements and other similar secured borrowing
Domestic activities	(94,493)	(59,502)	(153,995)	13,081	(30,615)	(17,534)

	December 31, 2020 - December 31, 2019			December 31, 2019 - December 31, 2018
	Increase (Decrease) due to changes in:			Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Foreign activities	(117)	1,831	1,714	(1,495)	(240)	(1,735)
Total	(94,610)	(57,671)	(152,281)	11,586	(30,855)	(19,269)
Borrowings from other financial institutions
Domestic activities	(56,766)	50,816	(5,950)	(11,101)	(12,998)	(24,099)
Foreign activities	(2,204)	(112,687)	(114,891)	56,623	(340,350)	(283,727)
Total	(58,970)	(61,871)	(120,841)	45,522	(353,348)	(307,826)
Interbank deposits
Domestic activities	(5,603)	(2,978)	(8,581)	5,579	435	6,014
Foreign activities	(1,211)	(6,033)	(7,244)	360	351,833	352,193
Total	(6,814)	(9,011)	(15,825)	5,939	352,268	358,207
Debt instruments in issue
Domestic-activities	(78,677)	(54,077)	(132,754)	(21,129)	3,355	(17,774)
Foreign-activities	47,289	(25,354)	21,935	39,802	3,323	43,125
Total	(31,388)	(79,431)	(110,819)	18,673	6,678	25,351
Lease liability(2)
Domestic-activities	41	(2,832)	(2,791)	80,016	—	80,016
Foreign-activities	(8,780)	8,224	(556)	41,931	—	41,931
Total	(8,739)	5,392	(3,347)	121,947	—	121,947
Total interest-bearing liabilities
Domestic-activities	269,803	(872,602)	(602,799)	266,595	(173,973)	92,622
Foreign-activities	308,427	(189,347)	119,080	337,212	61,314	398,526
Total	578,230	(1,061,949)	(483,719)	603,807	(112,659)	491,148
(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	As of January 01, 2019 the Bank adopted IFRS 16, this standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

	Interest Earning Assets Yield For the Fiscal
	Year Ended December 31,
	2020	2019	2018
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	141,028,585	126,606,892	117,199,034
Foreign activities	83,254,533	70,612,826	62,561,672
Total	224,283,118	197,219,718	179,760,706
Net interest income(1)
Domestic activities	8,964,634	8,852,394	8,168,129
Foreign activities	2,251,195	2,602,978	2,376,150
Total	11,215,829	11,455,372	10,544,279
Average yield on interest-earning assets
Domestic activities	8.74%	10.13%	10.28%
Foreign activities	5.67%	7.02%	6.92%
Total	7.60%	9.01%	9.11%
Net interest margin(2)
Domestic activities	6.36%	6.99%	6.97%
Foreign activities	2.70%	3.69%	3.80%
Total	5.00%	5.81%	5.87%
Interest spread(3)
Domestic activities	5.97%	6.46%	6.36%
Foreign activities	3.12%	4.16%	4.23%
Total	4.93%	5.70%	5.71%
(1)	Net interest income is loan interest income less interest expense and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2    INVESTMENT PORTFOLIO

DEBT INSTRUMENTS PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s debt instruments as of December 31, 2020:

	Maturity less	Maturity between	Maturity between	Maturity More	Total yield
	than 1 year	1 and 5 Years	5 and 10 Years	Than 10 Years
	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)

Securities issued or secured by: Foreign currency.-denominated(2):
Corporate bonds	0.03%	4.84%	4.78%	5.78%	4.72%
Colombian Government	1.93%	2.88%	-	-	2.67%
Foreign Governments	1.40%	2.89%	3.64%	6.63%	2.20%
Other financial entities	0.58%	3.03%	3.54%	-	1.15%
Subtotal yield	1.25%	3.36%	4.34%	0.82%	2.69%
Securities issued or secured by: Peso-denominated(2)
Colombian Government	3.05%	-	-	-	3.05%
Other Government entities	0.31%	-	-	-	0.31%
Subtotal yield	1.71%	-	-	-	1.71%
Total yield	1.52%	3.36%	4.34%	0.82%	2.32%
(1)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2020.
(2)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

E.3  LOAN PORTFOLIO

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2020:

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
In millions of COP
Commercial
Corporate	13,684,065	20,537,590	17,508,451	154,298	51,884,404
SME	3,391,411	7,109,643	2,728,364	19,918	13,249,336
Others	11,048,037	14,124,630	8,335,450	17,430	33,525,547
Total commercial	28,123,513	41,771,863	28,572,265	191,646	98,659,287
Consumer
Credit cards	136,020	2,239,661	5,234,909	-	7,610,590
Vehicle loans	59,748	1,869,431	1,999,959	161	3,929,299
Payroll loans	56,970	1,727,593	5,765,310	329,554	7,879,427
Others	513,030	14,610,951	6,166,943	345,699	21,636,623
Total consumer	765,768	20,447,636	19,167,121	675,414	41,055,939
Mortgage
VIS	9,161	182,405	1,599,498	5,593,673	7,384,737
Non-VIS	41,669	540,399	6,868,957	11,123,350	18,574,375
Total mortgage	50,830	722,804	8,468,455	16,717,023	25,959,112
Financial leases	1,471,148	6,626,997	13,933,395	2,471,777	24,503,317
Small business loan	215,420	792,563	223,323	769	1,232,075

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
In millions of COP
Total loans	30,626,679	70,361,863	70,364,559	20,056,629	191,409,730

In general, the initial term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2020, 52.76% of the Bank’s loan portfolio has a maturity of five years or less.

Loans interest rate allocation

The following table shows the interest rate allocation of the Bank’s loan portfolio due after one year and within one year or less:

As of December 31, 2020
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	75,201,961
Commercial	47,193,429
Consumer	9,153,886
Small Business	428,753
Financial Leases	18,425,893
Mortgage	—
Foreign-denominated	17,370,955
Commercial	10,485,483
Consumer	4,814,591
Small Business	264,387
Financial Leases	29,133
Mortgage	1,777,361
Total	92,572,916
Fixed Rate
Domestic-denominated	41,762,357
Commercial	3,699,564
Consumer	20,130,022
Small Business	218,527
Financial Leases	4,077,307
Mortgage	13,636,937
Foreign-denominated	26,447,778
Commercial	9,157,298
Consumer	6,191,672
Small Business	104,988
Financial Leases	499,836
Mortgage	10,493,984
Total	68,210,135
Loans with term of less than 1 year:
Domestic-denominated	19,483,348
Commercial	17,697,428
Consumer	269,680
Small Business	86,936
Financial Leases	1,407,107
Mortgage	22,197
Foreign-denominated	11,143,331
Commercial	10,426,085
Consumer	496,088
Small Business	128,484
Financial Leases	64,041
Mortgage	28,633
Total	30,626,679

As of December 31, 2020
In millions of COP
Total loans	191,409,730

Allowance for credit losses to total loans

The following table shows the allowance for credit losses to total loans for the years ended December 31, 2020 and 2019 was as follows:

Year ended December 31,
	2020	2019
Allowance for credit losses to total loans.	8.68%	6.00%

For further information about the change of the allowance for credit losses from 2019 to 2020, see Note 6 to the Consolidated Financial Statements, “Loans and Advances to Costumers, Net”, “Impact of movements in loans and provision for Stage” section.

E.4 SUMMARY OF LOAN LOSS EXPERIENCE

Ratio of charge-offs to average outstanding loans

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2020 and 2019 was as follows:

	Year ended December 31,
	2020	2019
Ratio of charge-offs to average outstanding loans	1.33%	2.08%
Commercial	0.50%	1.64%
Consumer	4.52%	5.25%
Mortgage	0.34%	0.45%
Financial Leases	0.17%	0.41%
Small Business Loan	5.56%	5.37%

E.5 DEPOSITS

Uninsured deposit

An uninsured deposit is any deposit that does not have a mechanism to protect and secure the depositors resources (either natural or legal person) in the event of insolvency or settlement of any financial institution.

The amount of uninsured deposits for 2020 and 2019 is  COP 140,351,981, COP 124,913,823, respectively.

The following table shows the time deposits held by the Bank as of December 31, 2020, unsecured:

	At December 31, 2020
		Unsecured
	Peso -	Foreign Exchange-
	Denominated	Denominated	Total
	In millions of COP
Up to 3 months	7,152,900	8,528,694	15,681,594
From 3 to 6 months	3,733,188	5,372,927	9,106,115
From 6 to 12 months	3,735,801	8,623,161	12,358,962
More than 12 months	8,666,994	9,091,772	17,758,766
Total Time deposits	23,288,883	31,616,554	54,905,437

F.                 UNRESOLVED STAFF COMMENTS

None.

ITEM 5      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                OPERATING RESULTS

The following discussion should be read in conjunction with Part II, Item 3.A “Selected Financial Data” of this Annual Report and the Bank’s Consolidated Financial Statements and the related notes thereto included in this Annual Report.

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

The following discussion does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of these items may be found in the Bank´s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 27, 2020.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s results of operations are affected by macroeconomic factors principally in Colombia, but also in the other countries where the Bank operates. The most important variables include GDP growth, unemployment rate, interest rates, inflation and exchange rates, principally the COP/USD exchange rate. The following discussion summarizes the trends of these measures in Colombia in 2020.

Economic activity

Consistent with what happened in other parts of the world, Colombia’s GDP contracted during 2020 with a real GDP contraction of 6.8%, compared with 3.3% growth reached in 2019. The deterioration in the economic condition is mainly due to the outbreak of the COVID-19 pandemic and the resulting restrictive measures imposed in Colombia, which severely affected the economy.

The changes in key GDP components in 2020 compared with 2019 were as follows: investment decreased 21.2%, consumption decreased 4.1%, imports decreased 18.0% and exports decreased 17.4%. In 2020, gross capital formation represented 18.83% of GDP, household consumption represented 69.73%, government consumption 17.72%, exports 13.68% and imports 19.97%.

The sectors that showed most contraction during the year were construction (27.7% decrease), retail sales (6.6% decrease) and mining (19.3% decrease).

The unemployment rate for 2020 in Colombia was 15.9%, higher than the 10.5% registered in 2019.

Interest Rates

Consistent with what happened in other parts of the world, interest rates remained low during 2020.  As of December 31, 2020, the Colombian Central Bank’s benchmark interest rate stood at 1.75%, after a 250 basis points cut during 2020.  Considering the current circumstances, it is expected that interest rates may remain stable at low yields.

The Central Bank aims to maintain long term inflation rates within the long-term targeted range (between 2% and 4%), and in order to do so, it may increase interest rates when the economy recovers and begins to grow again.

Inflation

The year-end inflation rate for 2020 was 1.61%, lower than the 3.80% recorded for 2019. The components that led inflation in 2020 were food and nonalcoholic beverages (4.80% increase), education (7.02% decrease), alcoholic beverages and tobacco (2.61% increase) and restaurants and hotels (3.43% increase).

Inflation levels recorded a historical low point below the Central Bank´s target, which would indicate no significant changes to monetary policy in the short term, as a result of lower economic activity due to COVID-19.

Exchange rate

The Colombian Peso depreciated 4.74% versus the U.S. dollar during 2020, compared to a depreciation of 0.84% in 2019. The increase in depreciation is explained by the high volatility that the exchange rate experienced throughout 2020 with a maximum of 4,153.91 and a minimum of 3,253.89.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend primarily on the factors listed below:

Favorable factors for the Colombian economy – medium-term	Unfavorable factors for the Colombian economy – medium term

Strength of private consumption, because of tax relief for low-income households and increase of spending capacity.

Better perspective on investment from private sector and main infrastructure projects.

Inflation within the central bank´s target range.

Strong local capital markets, with little exposure to “toxic assets” and with low currency mismatches.

Better prospects for growth in the near-term, derived from improving macroeconomic conditions.

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

Introduction of additional tax reform measures due to fiscal burden in the near-term.

Moderate growth of the US economy that can result in decreased the demand for Colombian goods.

Uncertainties regarding the future post-conflict.

High unemployment and household indebtedness.

Adverse effects derived from the COVID–19 pandemic.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2020 VERSUS 2019

Summary

During 2020, Bancolombia faced one of the most challenging years in its recent history due to the outbreak of the COVID-19 pandemic.  While Bancolombia maintained its strong competitive position and full-service financial model, this situation meaningfully negatively impacted the Bank´s operations, customers, suppliers and employees. For the year 2020, net income attributable to equity holders of the parent company totaled COP 276 billion (COP 347 per share, including both common and preferred shares, and USD 0.40 per ADR), which represents a decrease of 91.15% as compared to COP 3,118 billion of net income attributable to equity holders of the parent company for the fiscal year 2019.

Bancolombia’s average return on stockholders’ equity for 2020 was 1.02%, down from 12.09% in 2019.

The net interest and valuation income margin decreased in 2020 and stood at 4.91% for the year, down from 5.67% in 2019.

Credit impairment charges, net of recoveries, totaled COP 7,527 billion for 2020, up 120.64% from COP 3,411 billion in 2019. The higher amount of provisions was the result of general deterioration in the portfolio quality because of the impact of COVID-19 and the imposition of restrictive measures, which severely affected our customers.

Loans and advances to customers and financial institutions net grew 2.01% during the year. This performance was driven primarily by commercial and mortgages loans, as well as a result of COP depreciation against the USD. The total loan book denominated in COP grew 5.80% while USD-denominated loans declined 1.30% for the year.

Allowance for loans and lease losses represented 8.13% of total loans and 164.95% of 30-day past-due loans (excluding accrued interest) at the end of 2020 compared with 5.71% of total loans and 133.94% of past-due loans (excluding accrued interest) at the end of December 31, 2019.

The Bank expects that the existing level of coverage will provide adequate coverage for expected credit losses. Capital adequacy was 14.74% (Tier 1 ratio of 11.24%) under Basel III, higher than the 12.82% (Tier 1 ratio of 9.57%) reported at the end of 2019, principally due to the early implementation of Basel III standards in 2020.

Deposits by customers increased 15.02% during 2020, while the ratio of net loans to deposits was 96.7% at the end of the year, down from 109% in December 31, 2019.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance sheet credit instruments

For 2020, net interest income and valuation was COP 10,826 billion, down 3.35% from COP 11,201 billion in 2019.  Net interest margin from continuing operations decreased 76 basis points from 5.67% to 4.91% during the year.  This performance is the result of the combined effect of the 250 basis points cut in the Central Bank´s reference rate, lower accrued interest income from costumers that experienced a credit rating deterioration and a lower net present value of the loan book as a consequence of the reliefs measures offered to some customers.

The weighted average nominal interest rate on loans and financial leases ended at 8.3% in 2020 down from 9.4% in 2019. At the same time, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 16,689 billion in 2020, down 3.98% as compared to COP 17,381 billion in 2019 because of lower interest income on loans and financial leases.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt instruments and mark-to-market valuation adjustments, totaled COP 215 billion in 2020, 59.03% lower than 2019. The securities portfolio was larger, on average, in 2020 as compared to 2019, because of the increase in liquidity during 2020.

The strategy implemented by Bancolombia in recent years has consisted of increasing the proportion of consumer loans in the overall portfolio.  However, during 2020 the Bank maintained a relatively stable market share in the segments where it operates as compared to 2019.  During the year in review, the Bank focused on addressing needs of its customers and strengthening its capital and liquidity position as a result of the breakout of COVID-19.

Bancolombia was active in the deposit markets to secure necessary funding. Interest rates declined during the year, releasing pressure from the cost of this funding source. Interest rate cuts tend to put pressure on margins because of the asset-sensitive nature of the Bank’s balance sheet. Nevertheless, management’s goal has been to maintain a low sensitivity of the balance sheet in order to avoid potential pressures on margins due to decreases in reference rates.

Interest expenses totaled COP 5,863 billion in 2020, down 5.13% as compared to COP 6,180 billion in 2019. The decrease in interest expenses is mainly due to the increase in deposits in saving and checking accounts that helps reduce deposit costs, the decrease in outstanding debt securities and the decrease in borrowings with other financial institutions. Overall, the average interest rate paid on interest-bearing liabilities was 2.7 % in 2020, lower than the 3.3% of 2019.

Fees and Commissions, Net

The following table lists the principal categories of revenue-producing fees and commissions for the years ended December, 31 2020 and 2019 along with year-to-year variations:

As of December 31, 2020

			Banking								Adjustments
	Banking	Banking	El	Banking	Trust	Investment	Brokerage	International	All Other	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala		Banking		Banking	Segments	eliminations	consolidation	eliminations
											purposes(1)
Revenue from contracts with customers(1)	In millions of COP
Fees and Commissions
Banking services	329,281	77,727	105,821	49,782	-	-	-	20,234	-	582,845	-	582,845
Credit and debit card fees and commercial establishments	1,484,085	147,448	126,857	85,643	-	-	-	1,834	-	1,845,867	-	1,845,867
Brokerage	-	10,047	-	9	-	-	18,308	-	-	28,364	-	28,364
Acceptances, Guarantees and Standby Letters of Credit	38,864	13,976	5,112	2,713	-	-	-	1,109	-	61,774	-	61,774
Trust	844	18,089	1,868	788	349,127	-	81,373	46	2,115	454,250	-	454,250
Securities brokerage	-	789	1,723	-	-	37,354	12,170	-	-	52,036	-	52,036
Bancassurance	685,783	42,697	139	-	8	3	12	-	-	728,642	-	728,642
Payment and collections	595,222	-	-	-	-	-	-	-	-	595,222	-	595,222
Others	157,303	-	48,272	37,333	15	90	765	5,673	(38)	249,413	-	249,413
Total revenue from contracts with customers	3,291,382	310,773	289,792	176,268	349,150	37,447	112,628	28,896	2,077	4,598,413	-	4,598,413
(1)	For further information about composition of the Bank’ operating segments see Note 3 Operating segments.

As of December 31, 2019

			Banking								Adjustments
	Banking	Banking	El	Banking	Trust	Investment	Brokerage	International	All Other	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala		Banking		Banking	Segments	eliminations	consolidation	eliminations
											purposes(1)
Revenue from contracts with customers(1)	In millions of COP
Fees and Commissions
Banking services	422,943	77,976	99,222	52,627	-	-	-	15,683	-	668,451	-	668,451
Credit and debit card fees and commercial establishments	1,421,039	200,372	117,541	78,764	-	-	-	4,230	-	1,821,946	-	1,821,946
Brokerage	-	7,893	-	24	-	-	18,617	-	-	26,534	-	26,534
Acceptances, Guarantees and Standby Letters of Credit	32,829	14,369	5,541	2,440	-	-	-	844	-	56,023	-	56,023
Trust	-	13,033	1,713	572	349,402	-	80,534	41	509	445,804	-	445,804
Securities brokerage	-	391	1,496	-	-	30,142	6,961	-	-	38,990	-	38,990
Bancassurance	607,758	35,014	160	-	36	7	51	-	-	643,026	-	643,026
Payment and collections	623,758	-	-	-	-	-	-	-	-	623,758	-	623,758
Others	161,420	1,007	42,636	36,427	-	680	7,201	5,002	79	254,452	(12)	254,440
Total revenue from contracts with customers	3,269,747	350,055	268,309	170,854	349,438	30,829	113,364	25,800	588	4,578,984	(12)	4,578,972
(1)	For further information about composition of the Bank’ operating segments see Note 3 Operating segments.

Growth
	2020	VS	2019
	COP		%
Revenue from contracts with customers
Banking services	(85,606)		(12.81)%
Credit and debit card fees and commercial establishments	23,921		1.31%
Brokerage	1,830		6.90%
Acceptances, guarantees and standby letters of credit	5,751		10.27%
Trust	8,446		1.89%
Securities brokerage	13,046		33.46%
Bancassurance	85,616		13.31%
Payments and collections	(28,536)		(4.57)%
Others	(5,027)		(1.98)%
Total revenue from contracts with customers	19,441		0.42%

Fees and commissions expenses

	Year		Growth
	2020	2019	2020-2019
	In millions of COP
Banking services	(513,122)	(630,583)	117,461	(18.63)%
Call center and website	(558,038)	(423,630)	(134,408)	31.73%
Others	(490,425)	(499,026)	8,601	(1.72)%
Total fees and commissions expenses	(1,561,585)	(1,553,239)	(8,346)	0.54%
Total fees and commissions income, net	3,036,828	3,025,733	11,095	0.37%

Fees and commission income, net

	Year		Growth
	2020	2019	2020-2019
	In millions of COP
Fees and commission income	4,598,413	4,578,972	19,441	0.42%
Fees and commission expenses	(1,561,585)	(1,553,239)	(8,346)	0.54%
Total fees and commissions income, net	3,036,828	3,025,733	11,095	0.37%

For the year 2020, net fees and commissions income totaled COP 3,037 billion, up 0.37 % as compared to COP 3,026 in 2019. This increase was driven primarily by an increased level in fees and commissions income, higher than the increase in fees and commissions expenses. An increase in fees and commissions derived from bancassurance was one of the determining factors in the increase in income, partially offset by the negative impact on the other banking services as a result of the outbreak of COVID-19.

The strategy of Bancolombia in relation to fee and commission income is to promote financial services and other revenue lines that complement the lending business. Activities related to cash management, payment methods and bancassurance are the main components of this strategy.

The Bank continued to promote and increase the volumes of credit and debit card transactions through initiatives with retailers as well as commercial incentives. This strategy involved advertising campaigns as well as enhanced use of reward and loyalty schemes relating to the use of Bancolombia-issued credit cards and debit cards, which contributed to a faster expansion of this revenue line. The growth in consumer loans and credit card outstanding also contributed to the growth in fees related to these products.

In the commercial area, efforts have been focused on the small and medium size business, mainly through the promotion of comprehensive banking, cash management services and electronic platforms for treasury management. The pace of growth in these business lines was slow in 2020, due to the slowdown in economic activity.

Other Operating Income

For 2020, total other operating income was COP 1,845 billion, 20.15% higher than the COP 1,535 billion in 2019.

The increase in this line item is primarily due to the increase in 2020 of gains in derivative foreign exchange contracts.

Revenues from operating leases totaled COP 712 billion in 2020, an increase of 4.26% compared to 2019. Such increase is due to higher volumes in assets under leasing.

Operating expenses

The following table summarizes the principal components of Bancolombia’s operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2020	2019	2020-2019
	In millions of COP
Operating expenses
Salaries and employee benefits	3,044,730	3,366,824	(322,094)	(9.57)%
Other administrative and general expenses	3,140,789	3,069,058	71,731	2.34%
Taxes other than income tax	765,766	757,820	7,946	1.05%
Impairment, depreciation and amortization	837,790	824,590	13,200	1.60%
Other operating expenses	206,070	235,525	(29,455)	(12.51)%
Total operating expenses	7,995,145	8,253,817	(258,672)	(3.13)%

The following table summarizes the principal components of Bancolombia’s operating expenses for the years ended:

	For the years ended December 31,		Growth
	2019	2018	2019-2018
	InmillionsofCOP
Operating expenses
Salaries and employee benefits	3,366,824	3,004,054	362,770	12.08%
Other administrative and general expenses	3,069,058	3,024,769	44,289	1.46%
Taxes other than income tax	757,820	692,666	65,154	9.41%
Impairment, depreciation and amortization	824,590	493,902	330,688	66.95%
Other operating expenses	235,525	267,507	(31,982)	(11.96)%
Total operating expenses	8,253,817	7,482,898	770,919	10.30%

For 2020, operating expenses totaled COP 7,995 billion, down 3.13% as compared to COP 8,254 billion in 2019, as a result of measures aimed at controlling costs and gains in efficiency and automation of processes.

Salaries and employee benefits totaled COP 3,045 billion in 2020, down 9.57% as compared to 2019. Such decrease was primarily driven by Bancolombia´s decision to decrease the incentive compensation plan in Colombia.

Other administrative and general expenses totaled COP 3,141 billion in 2020, up 2.34% as compared to 2019,

As a result of the changes in expenses and revenues, the cost to income ratio of Bancolombia for 2020 was 50.51%, compared to 51.13% in 2019.

Provision Charges and Credit Quality

For the year 2020, credit impairment charges on loans and advances and financial leases (net of recoveries) totaled COP 7,527 billion (or 3.9% of average loans), which represents an increase of 120.64% as compared to COP 3,411 billion (or 1.9% of average loans) in 2019. The significant increase in provision charges was driven by the deterioration in credit conditions of the loan portfolio and the risk profile of our customers due to the impact of COVID-19.  Provision charges as a result of an update of macroeconomic scenarios as a result of COVID-19, as well as the effect of COVID-19 on our customers were the main reasons for the increase in credit impairment charges on loans for the year.

Net loan charge-offs totaled COP 2,600 billion in 2020, down 30.29% from the 3,730 billion in 2019. The decline in charge-offs is due to the write-off of Electricaribe, a large corporate client during 2019.  The impact of COVID-19 is still not materially reflected in charge-offs because of the relief and support programs granted to some of our customers during the year. A portion of the reliefs ended during the second half of 2020, and some of these became past-due.

Past-due loans amounted to COP 10,467 billion as of December 31, 2020, up 23.98% as compared to COP 8,443 billion as of December 31, 2019.  As long as the relief and support programs continue to be effective, the impact of COVID-19 will not be fully reflected in past-due loans.

The past-due loan ratio (loans overdue more than 30 days divided by total loans) reached 5.47% as of December 31, 2020, up from 4.63% as of December 31, 2019. The increase in this ratio is mainly due to the impact of COVID-19 and the resulting restrictive measures imposed in the different countries where the Bank has presence.

Income Tax Expenses

For fiscal year 2020, we recovered COP 6,5 billion in income tax, compared with an income tax expense of COP 1.263 billion in 2019. The effective tax rate for 2020 was 2.13%.

The income tax recovery in 2020 was mainly due to the tax impacts on operations in Colombia. Some of the specific factors were related to tax principles that do not depend on accounting net income such as tax discounts corresponding to the payment of local taxes in Colombia, and exemptions related to the mortgage portfolio for social housing and investments in productive fixed assets.

RESULTS BY SEGMENT

The Bank manages its business through 9 main operating segments: Banking Colombia, Banking El Salvador, Banking Panama, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking and All Other.

During 2018, the investments in Leasing Perú S.A, Capital Investment Safi S.A. and Fondo de Inversión en Arrendamiento Operativo Renting Perú were wound-up. The investment in Arrendamiento Operativo CIB S.A.C. was classified as Asset held for sale and was sold on March 29, 2019.

During 2020, Bancolombia faced one of the most challenging years of its recent history due to the outbreak of the COVID-19 pandemic. While Bancolombia maintained its strong competitive position and full-service financial model, including the diversity of its leading franchises, this situation meaningfully negatively impacted the Bank´s operations, customers, suppliers and employees.

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

The Bank´s corporate and government sales force targets and specializes in companies with more than COP 100,000 million in revenue in twelve economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Consumer Goods, Financial Services, Health, Education, Construction, Government, Infrastructure, Real Estate, and Natural Resources.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

In recent years, Bancolombia focused its strategy on increasing the proportion of consumer loans in the portfolio. However, during 2020 the Bank maintained relatively stable market share in the segments where it operates. During the year, the Bank focused on supporting the customers and strengthening its capital and liquidity position to face the difficulties posed by the outbreak of the COVID-19 pandemic.

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	11,944,262	12,970,741	12,215,644	(7.91)%	6.18%
Interest income on loans and financial leases	11,859,262	12,592,221	11,990,678	(5.82)%	5.02%
Total debt investments	451,781	716,032	366,354	(36.90)%	95.45%
Derivatives	(381,725)	(172,399)	(17,023)	121.42%	912.74%
Total liquidity operations	14,944	(165,113)	(124,365)	(109.05)%	32.76%
Interest expenses	(3,914,661)	(4,408,233)	(4,194,772)	(11.20)%	5.09%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,029,601	8,562,508	8,020,872	(6.22)%	6.75%
Total credit impairment charges, net	(5,889,710)	(2,564,417)	(3,354,330)	129.67%	(23.55)%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	2,139,891	5,998,091	4,666,542	(64.32)%	28.53%
Revenues (expenses) from transactions with other operating segments of the Bank	142	(19,212)	(6,986)	(100.74)%	175.01%
Fee and commission income	3,291,382	3,269,747	2,841,302	0.66%	15.08%
Fee and commission expense	(1,313,286)	(1,297,186)	(1,009,573)	1.24%	28.49%
Total fees and commission income, net	1,978,096	1,972,561	1,831,729	0.28%	7.69%
Other operating income(1)	817,677	433,887	250,598	88.45%	73.14%
Dividends and net income on equity investments	43,737	131,029	(49,316)	(66.62)%	(365.69)%
Total operating income, net	4,979,543	8,516,356	6,692,567	(41.53)%	27.25%
Operating expenses(2)	(4,967,506)	(5,203,354)	(4,902,500)	(4.53)%	6.14%
Impairment, depreciation and amortization	(405,811)	(407,102)	(177,779)	(0.32)%	128.99%
Total operating expenses	(5,373,317)	(5,610,456)	(5,080,279)	(4.23)%	10.44%
Profit before tax	(393,774)	2,905,900	1,612,288	(113.55)%	80.23%
Segment assets	175,697,801	162,531,140	149,185,338	8.10%	8.95%
Segment liabilities	(159,782,056)	(145,013,642)	(132,722,635)	10.18%	9.26%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for Banking Colombia decreased to a loss of COP (394) billion from profit of COP 2,906 billion in 2019 due to the reasons described below.

Total interest and valuation decreased by 7.91% to COP 11,944 billion despite the moderate growth in the loan portfolio of 4.64%,  mainly due to the economic environment in Colombia including the 250 basis points reduction in the central bank´s reference rate, lower accrued interest income derived from clients that experienced a credit rating deterioration and lower present value of the loan portfolio as a consequence of the relief granted to our clients in light of the effects of COVID-19. This decrease was mainly reflected in the interest income decline from commercial loans by 11.76%, mortgages by 10.19%, and leasing by 5.94%.

Total credit impairment charges, net increased by 129.67% to COP 5,890 billion. This increase is mainly due to higher provisions recorded during 2020 due to the deterioration of the consumer portfolio, COVID-19 and the update of macroeconomic variables in our expected losses models.

Total fees and commission net, increased by 0.28% to COP 1,978 billion, due to the better performance of credit and debit cards, which increased by 17.12% and because the Bancassurance and Insurance business increased by 12,84%. Such increases were partially offset by the decreases in banking services by 22.15% and merchant acquiring services & ATM fees by 196.26%.

Other operating income increased 88.45% during 2020 to COP 818 billion from COP 434 billion in 2019, mainly explained by higher income from derivatives foreign exchange contracts due to higher volatility levels on the FX market caused by the uncertainties as a result of the COVID-19 pandemic, and higher income from operating lease contracts as a result of higher volumes of operations and delivered assets.

Dividends received and share of profits of equity method investees decreased to COP 43 billion from COP 131 billion in 2019, due to less performance and less income generation from equity investments because of COVID-19.

Total operating expenses decreased by 4.23% to COP 5,373 billion. This decrease was mainly due to a 12.92% reduction in staff costs, 93.09% reduction in bonuses, 31.04% reduction in severance payments, 17.48% reduction in advertising and 73.71% reduction in travel expenses.

Assets attributable to Banking Colombia grew by 8.10% during the year, mainly driven by growth in the loan book.

Banking El Salvador through Banco Agrícola S.A.: this segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador through Banco Agrícola S.A. Banking El Salvador also includes operations of the following subsidiaries: Arrendadora Financiera S.A., Credibac S.A. de CV, and Valores Banagricola S.A. de C.V.

This segment is also responsible for the management of Banco Agrícola’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	1,226,150	1,094,422	931,405	12.04%	17.50%
Interest income on loans and financial leases	1,140,924	1,052,680	861,174	8.38%	22.24%
Total debt investments	84,366	40,915	25,081	106.20%	63.13%
Derivatives	227	—	—	100.00%	—%
Total liquidity operations	633	827	45,150	(23.46)%	(98.17)%
Interest expenses	(293,317)	(295,433)	(252,351)	(0.72)%	17.07%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	932,833	798,989	679,054	16.75%	17.66%
Total credit impairment charges, net	(366,691)	(83,110)	(94,301)	341.21%	(11.87)%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	566,142	715,879	584,753	(20.92)%	22.42%
Revenues (Expenses) from transactions with other operating segments of the Bank	(7,531)	(2,154)	(2,029)	249.63%	6.16%
Fee and commission income	289,792	268,309	227,114	8.01%	18.14%
Fee and commission expense	(74,887)	(60,673)	(43,216)	23.43%	40.39%
Total fees and commissions, net	214,905	207,636	183,898	3.50%	12.91%
Other operating income (1)	14,266	6,158	4,842	131.67%	27.18%
Dividends and net income on equity investments	858	211	1,894	306.64%	(88.86)%
Total operating income, net	788,640	927,730	773,358	(14.99)%	19.96%
Operating expenses (2)	(424,516)	(444,933)	(402,831)	(4.59)%	10.45%
Impairment, depreciation and amortization	(69,318)	(46,381)	(26,122)	49.45%	77.56%
Total operating expenses	(493,834)	(491,314)	(428,953)	0.51%	14.54%
Profit before tax	294,806	436,416	344,405	(32.45)%	26.72%
Segment assets	17,986,495	16,035,662	14,704,427	12.17%	9.05%
Segment liabilities	(16,158,124)	(14,154,533)	(12,963,237)	14.16%	9.19%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for Banking El Salvador decreased by 32.45% to COP 295 billion due to the reasons described below.

Total interest and valuation increased by 12.04% to COP 1,226 billion, with growth in the consumer portfolio of 13.20% and growth in the commercial portfolio of 9.41%. Interest income from commercial loans, consumer loans and leasing operations grew by 11.29%, 28.41% and 4.17%, respectively.

Total interest and valuation expressed in COP increased by 12.04% to COP 1,226 billion as an effect of FX variation. In USD, net interest income declined during the year in line with the contraction in the loan book. Consumer loans denominated in USD decreased 1.19%, commercial 3.94% and mortgages 3.48%.

Total credit impairment charges, net was COP 367 billion, an increase of 341.21% from 2019, caused by higher provisions expenses during 2020 as a result of COVID-19, increased to cover the higher credit risk represented by the operation of some clients.

Total fees and commissions, net increased by 3.50% to COP 215 billion mainly due to a growth in fees from banking services, credit and debit cards and remittances.

Total operating expenses remained relatively stable, increasing 0.51% to COP 494 billion, mainly due to the reduction in bonus plan payments and the annual increase in salaries and social security contributions. Expenses related to impairment, depreciation and amortization were significant during 2019 because of the implementation of IFRS16, but they were not reflected in 2020.

Assets attributable to Banking El Salvador grew by 12.17% during the year, mainly driven by growth in loans and by the depreciation of the FX that impacted loans expressed in USD dollars.

Banking Panama: this segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment includes all the operations of Banistmo and its subsidiaries, which are managed and monitored by the Chief Operating Decision Maker (CODM) on a consolidated basis.The CODM currently consists of the Bank’s President (CEO) and Financial Vicepresident (CFO).

This segment is also responsible for the management of the Banistmo’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	1,986,566	1,876,925	1,573,928	5.84%	19.25%
Interest income on loans and financial leases	1,793,826	1,654,600	1,449,441	8.41%	14.15%
Total debt investments	170,416	172,610	101,599	(1.27)%	69.89%
Derivatives	(502)	1,625	(13,250)	(130.89)%	(112.26)%
Total liquidity operations	22,826	48,090	36,138	(52.53)%	33.07%
Interest expenses	(841,736)	(720,587)	(558,126)	16.81%	29.11%

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,144,830	1,156,338	1,015,802	(1.00)%	13.83%
Total credit impairment charges, net	(907,910)	(408,132)	(269,164)	122.45%	51.63%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	236,920	748,206	746,638	(68.33)%	0.21%
Revenues (expenses) from transactions with other operating segments of the Bank	(25,054)	(36,107)	(30,634)	(30.61)%	17.87%
Fee and commission income	310,773	350,055	312,762	(11.22)%	11.92%
Fee and commission expense	(118,016)	(143,616)	(120,520)	(17.83)%	19.16%
Total fees and commissions, net	192,757	206,439	192,242	(6.63)%	7.38%
Other operating income(1)	30,145	29,704	39,781	1.48%	(25.33)%
Dividends and net income on equity investments	6,984	5,562	4,240	25.57%	31.18%
Total operating income, net	441,752	953,804	952,267	(53.69)%	0.16%
Operating expenses(2)	(590,269)	(573,042)	(554,890)	3.01%	3.27%
Impairment, depreciation and amortization	(112,358)	(105,232)	(55,127)	6.77%	90.89%
Total operating expenses	(702,627)	(678,274)	(610,017)	3.59%	11.19%
Profit before tax	(260,875)	275,530	342,250	(194.68)%	(19.49)%
Segment assets	35,062,418	33,196,996	31,116,800	5.62%	6.69%
Segment liabilities	(31,483,993)	(29,632,112)	(27,761,479)	6.25%	6.74%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for Banking Panama decreased by 194.68% to a loss of COP 261 billion from profit of COP 276 billion in 2019.

Total interest and valuation increased in COP terms mainly as a result of the depreciation of such currency. When measured in USD, net interest income dropped during 2020, despite a modest growth in the overall loan book. By segments, the consumer portfolio increased 4.51% and mortgages 3.44% whereas commercial loans reported a decrease of 1.84%.

Total credit impairment charges, net were COP 908 billion, increasing by 122.45% compared with COP 408 billion for 2019. This increase is explained by higher provision charges as a result of the outbreak of the COVID-19 pandemic, and the higher credit risk represented by the operation of some clients.

Total fees and commission, net decreased by 6.63% to COP 193 billion, due to lower income generated by merchant acquiring services and ATM fees.

Total operating expenses decreased in USD by 7.88%, despite a growth in COP as a result of the FX effect. Such reduction is mainly related to a reduction of 2.39% in staff costs and by 100% in bonus plan payments. Expenses related to impairment, depreciation and amortization were significant during 2019 as a result of the implementation of IFRS16.

Assets attributable to Banking Panama increased by 5.62% during the year, mainly driven by growth in the loan book and by the depreciation of the FX that impacted loans expressed in USD dollars.

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

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	1,101,638	977,980	894,934	12.64%	9.28%
Interest income on loans and financial leases	1,012,174	905,016	821,276	11.84%	10.20%
Total debt investments	83,767	73,152	72,896	14.51%	0.35%
Total liquidity operations	5,697	(188)	762	(3,130.32)%	(124.67)%
Interest expenses	(450,091)	(388,571)	(360,988)	15.83%	7.64%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	651,547	589,409	533,946	10.54%	10.39%
Total credit impairment charges, net	(297,386)	(333,699)	(136,289)	(10.88)%	144.85%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	354,161	255,710	397,657	38.50%	(35.70)%
Revenues (expenses) from transactions with other operating segments of the Bank	(35,171)	(36,255)	(7,574)	(2.99)%	378.68%
Fee and commission income	176,268	170,854	141,253	3.17%	20.96%
Fee and commission expense	(39,871)	(38,006)	(29,320)	4.91%	29.62%
Total fees and commissions, net	136,397	132,848	111,933	2.67%	18.69%
Other operating income(1)	74,021	68,288	52,287	8.40%	30.60%
Dividends and net income on equity investments	953	668	580	42.66%	15.17%
Total operating income, net	530,361	421,259	554,883	25.90%	(24.08)%
Operating expenses(2)	(423,211)	(358,923)	(373,279)	17.91%	(3.85)%
Impairment, depreciation and amortization	(132,237)	(120,130)	(84,996)	10.08%	41.34%
Total operating expenses	(555,448)	(479,053)	(458,275)	15.95%	4.53%
Profit before tax	(25,087)	(57,794)	96,608	(56.59)%	(159.82)%
Segment assets	16,304,094	14,333,631	13,556,250	13.75%	5.73%
Segment liabilities	(15,052,385)	(13,093,982)	(12,209,984)	14.96%	7.24%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for Banking Guatemala decreased to a loss of COP (25) billion from a loss of COP (57) billion in 2019 due to the reasons described below.

Total interest and valuation increased by 12.64%, to COP 1,102, billion due to a better performance of the loan book. Commercial loans grew by 7.44%, consumer by 10.57% and mortgages by 10.48%. Interest income from commercial loans grew by 16.01% and consumer by 10.93%, whereas interest from mortgages decreased by 10.54%.

Total interest and valuation experienced a slight decrease in USD during 2020. Lower accrued interest income from clients who experienced a credit rating deterioration due to a combination of relief granted to the client and restructured loans is principally responsible for such decrease, despite a growth when measured in COP because of the FX depreciation. The credit portfolio expressed in USD grew, with commercial loans increasing by 2,58%, consumer by 5.56% and mortgages by 5.48%.

Total credit impairment charges, net decreased by 10.88% to COP 297 billion. This decrease is mainly due to a higher reversal in loan portfolio provisions during 2020, primarily on commercial loans, due to certain changes made in the expected loss models with respect to macro variables projections such as GDP to reflect Guatemala economic recovery pace. The pandemic has affected the Guatemalan economy, although not as much as other countries in the region. The good performance of the agricultural sector has partially offset the negative effects of other industries; in recent months, the economy has started to show signs of recovery. In addition, in 2019 there was a deterioration of specific clients that generated significant provision charges, whereas in 2020, some specific clients experienced improvements that generated reversal of provisions.

Total fees and commission, net increased by 2.67% to COP 136 billion mainly due to higher fees from credit and debit cards.

Total operating expenses increased by 15.95% to COP 555 billion, mainly due to higher employment costs as a result of increases in salaries, pension plan, private premium and social security contributions. Administration and general expenses increased by 12.71% due to expenses associated with data processing, insurance and maintenance work.

Assets attributable to Banking Guatemala increased by 13.75% during the year, mainly due to the growth in the loan book and by the depreciation of the FX that impacted loans expressed in USD dollars.

Trust: this segment provides trust and asset management services to clients in Colombia through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria. As of December 31, 2018, this segment also included results of FiduPerú S.A. Sociedad Fiduciaria. However, this entity was sold in July 2019, and its results are reflected in the Bank’s results for the period prior to the sale date. For further information, see Note 1 Reporting Entity.

The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	32	152	404	(78.95)%	(62.38)%
Interest income on loans and financial leases	32	132	—	(75.76)%	0.00%
Total Debt investments	—	20	105	(100.00)%	(80.95)%
Total liquidity operations	—	—	299	0.00%	(100.00)%
Interest expenses	(166)	(138)	(39)	20.29%	253.85%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(134)	14	365	(1,057.14)%	(96.16)%
Total credit impairment charges, net	(1,270)	(716)	(826)	77.37%	(13.32)%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(1,404)	(702)	(461)	100.00%	52.28%
Revenues (expenses) from transactions with other operating segments of the Bank	(24,159)	(25,529)	(32,509)	(5.37)%	(21.47)%
Fee and commission income	349,150	349,438	313,908	(0.08)%	11.32%
Fee and commission expense	(4,095)	(2,942)	(2,380)	39.19%	23.61%
Total fees and commissions, net	345,055	346,496	311,528	(0.42)%	11.22%
Other operating income (1)	13,078	13,341	19,826	(1.97)%	(32.71)%
Dividends and net income on equity investments	29,145	43,498	18,572	(33.00)%	134.21%
Total operating income, net	361,715	377,104	316,956	(4.08)%	18.98%
Operating expenses (2)	(104,005)	(121,259)	(111,614)	(14.23)%	8.64%
Impairment, depreciation and amortization	(1,379)	(1,031)	(588)	33.75%	75.34%
Total operating expenses	(105,384)	(122,290)	(112,202)	(13.82)%	8.99%
Profit before tax	256,331	254,814	204,754	0.60%	24.45%
Segment assets	686,895	638,147	580,205	7.64%	9.99%
Segment liabilities	(110,830)	(99,867)	(86,524)	10.98%	15.42%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for the Trust segment remained relatively stable, increasing 0.60% to COP 256 billion due to the reasons described below.

Total fees and commission, net slightly decreased by 0.42% to COP 345 billion driven by higher fees and commission expenses which increased by 39,71% in 2020.

Total operating expenses decreased by 13.82% to COP 105 billion. This decrease was mainly due to a 16.22% reduction in staff costs caused principally by a 98.55% reduction in bonus plan payments.

Assets attributable to the Trust segment increased by 7.64% during the year to COP 687 billion.

Investment Banking: this segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Corporación Financiera. Its customers include private and publicly-held corporations as well as government institutions.

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	—	8	22	(100.00)%	(63.64)%
Total debt investments	—	8	22	(100.00)%	(63.64)%
Interest expenses	(4)	(4)	—	0.00%	0.00%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(4)	4	22	(200.00)%	(81.82)%
Total credit impairment charges, net	42	(251)	(135)	(116.73)%	85.93%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	38	(247)	(113)	(115.38)%	118.58%
Revenues (expenses) from transactions with other operating segments of the Bank	20,509	31,585	20,187	(35.07)%	56.46%
Fee and commission income	37,447	30,829	20,271	21.47%	52.08%
Fee and commission expense	(61)	(154)	(46)	(60.39)%	234.78%
Total fees and commission income, net	37,386	30,675	20,225	21.88%	51.67%
Other operating income(1)	1,524	5,830	965	(73.86)%	504.15%
Dividends and net income on equity investments	(2,503)	24,810	(67,990)	(110.09)%	(136.49)%
Recovery (Impairment) charges on cash-generating unit(2)	—	—	173,339	—%	(100.00)%
Total operating income, net	56,954	92,653	146,613	(38.53)%	(36.80)%
Operating expenses(3)	(23,658)	(32,558)	(24,110)	(27.34)%	35.04%
Impairment, depreciation and amortization	(217)	(187)	(131)	16.04%	42.75%
Total operating expenses	(23,875)	(32,745)	(24,241)	(27.09)%	35.08%
Profit before tax	33,079	59,908	122,372	(44.78)%	(51.04)%
Segment assets	1,648,144	1,763,260	1,779,618	(6.53)%	(0.92)%
Segment liabilities	(37,134)	(43,700)	(40,741)	(15.03)%	7.26%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes impairment in 2017 of the investment in joint venture Compañía de Financiamiento Tuya S.A., and recovery of the same in 2018.
(3)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for the Investment Banking segment decreased to COP 33 billion from COP 60 billion in 2019.

Total interest and valuation decreased to COP 0 million from COP 8 million, due to lower investments valuation in debt investments.

Total fees and commission, net increased by 21.88% to COP 37 billion driven by higher fees collected by the capital markets division in relation to the listing of securities of companies.

Dividends received, and share of profits of equity method investees, decreased to COP (2) billion from COP 25 billion in 2019, largely due to a worse performance and lower net income generation from equity investments.

Total operating expenses decreased by 27.09% to COP 24 billion, mainly due to a reduction in bonuses by 99.77%.

Assets attributable to Investment Banking decreased by 6.53% to COP 1,648 billion.

Brokerage: this segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	47,030	5,018	24,273	837.23%	(79.33)%
Interest income on loans and financial leases	45	96	—	(53.13)%	—%
Total Debt investments	17,086	14,757	14,728	15.78%	0.20%
Derivatives	29,209	(10,416)	7,694	(380.42)%	(235.38)%
Total liquidity operations	690	581	1,851	18.76%	(68.61)%
Interest expenses	(35)	(26)	(15)	34.62%	73.33%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	46,995	4,992	24,258	841.41%	(79.42)%
Total credit impairment charges, net	(1,518)	(4,363)	155	(65.21)%	(2,914.84)%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	45,477	629	24,413	7,130.05%	(97.42)%
Revenues (expenses) from transactions with other operating segments of the Bank	61,393	62,628	55,843	(1.97)%	12.15%
Fee and commission income	112,628	113,364	113,970	(0.65)%	(0.53)%
Fee and commission expense	(3,597)	(3,229)	(2,734)	11.40%	18.11%
Total fees and commissions, net	109,031	110,135	111,236	(1.00)%	(0.99)%
Other operating income(1)	(5,736)	(9,392)	(10,468)	(38.93)%	(10.28)%
Dividends and net income on equity investments	(27,930)	16,514	(12,416)	(269.13)%	(233.01)%
Total operating income, net	182,235	180,514	168,608	0.95%	7.06%
Operating expenses(2)	(88,828)	(112,204)	(98,687)	(20.83)%	13.70%
Impairment, depreciation and amortization	(1,892)	(1,738)	(1,402)	8.86%	23.97%
Total operating expenses	(90,720)	(113,942)	(100,089)	(20.38)%	13.84%
Profit before tax	91,515	66,572	68,519	37.47%	(2.84)%
Segment assets	316,051	304,211	301,851	3.89%	0.78%
Segment liabilities	(57,800)	(56,583)	(57,765)	2.15%	(2.05)%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for the Brokerage segment increased by 37.47% to COP 91 billion from COP 67 billion in 2019.

Total interest and valuation increased by 837.23% to COP 47 billion, mainly due to higher income generated by gains on derivatives related to securities futures and securities indexes futures.

Total fees and commission, net decreased by 1.00% to COP 109 billion, due to a slightly lower volume of fees related to distribution and intermediation of securities, bancassurance and asset management.

Total operating expenses decreased by 20.38% to COP 91 billion, mainly due to reductions in bonuses, private premium, and social security contributions.

Assets attributable to the Brokerage segment increased by 3.89% during the year, mainly due to an increase in the investment portfolio.

International Banking: this segment provides a complete line of international banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	347,881	614,073	547,878	(43.35)%	12.08%
Interest income on loans and financial leases	293,802	411,504	434,754	(28.60)%	(5.35)%
Total debt investments	33,885	24,682	20,559	37.29%	20.05%
Derivatives	14,995	169,483	86,779	(91.15)%	95.30%
Total liquidity operations	5,199	8,404	5,786	(38.14)%	45.25%
Interest expenses	(299,755)	(304,519)	(247,666)	(1.56)%	22.96%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	48,126	309,554	300,212	(84.45)%	3.11%
Total credit impairment charges, net	(56,122)	19,169	19,039	(392.77)%	0.68%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(7,996)	328,723	319,251	(102.43)%	2.97%
Revenues (expenses) from transactions with other operating segments of the Bank	118,854	167,419	98,987	(29.01)%	69.13%
Fee and commission income	28,896	25,800	20,840	12.00%	23.80%
Fee and commission expense	(4,600)	(3,922)	(3,408)	17.29%	15.08%
Total fees and commissions, net	24,296	21,878	17,432	11.05%	25.50%
Other operating income(1)	12,939	7,067	15,668	83.09%	(54.90)%
Dividends and net income on equity investments	32	27	(270,523)	18.52%	(100.01)%
Total operating income, net	148,125	525,114	180,815	(71.79)%	190.42%
Operating expenses(2)	(58,073)	(61,087)	(53,313)	(4.93)%	14.58%
Impairment, depreciation and amortization	(2,631)	(2,746)	(2,072)	(4.19)%	32.53%
Total operating expenses	(60,704)	(63,833)	(55,385)	(4.90)%	15.25%
Profit before tax	87,421	461,281	125,430	(81.05)%	267.76%
Segment assets	20,502,898	18,283,107	17,963,675	12.14%	1.78%
Segment liabilities	(13,286,310)	(11,833,818)	(12,640,349)	12.27%	(6.38)%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for the International banking segment decreased to COP 87 billion from COP 461 billion in 2019, mainly due to lower income from loans and operations with derivatives.

Total interest and valuation decreased by 43.35% to COP 348 billion, driven by lower revenues from commercial loans, overnight and market funds and derivatives instruments.

Total credit impairment charges, net increased by 392.77%, to COP 56 billion from COP (19) billion in 2019, primarily due to higher provision charges in terms of commercial loans and financial leases, and the absence of reversals in the loan portfolio provisions reflected in 2019. These reversals of provisions charges in 2019 were mainly due to some customer prepayments of financial leasing operations in Panama.

Total fees and commission, net increased by 11.05%, to COP 24 billion, mainly due to higher fees from banking services, acceptances, guarantees and standby letters of credits.

Total operating expenses decreased by 4.90%, to COP 61 billion, mainly due to a decrease in bonuses, administration and general expenses, and office leases.

Assets attributable to the International banking segment increased by 12.14%, to COP 20,503 billion.

All Other: this segment provides financial and operational leasing products, including cross-border and international leasing services to clients in Colombia, Central America and Mexico. Bancolombia offers these services mainly through: Renting Colombia S.A.S. and Transportempo S.A.S. This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., Pasarela Colombia S.A.S. (before BIBA Inmobiliaria S.A.S,), Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others. As of December 31, 2018, this segment includes Arrendamiento Operativo CIB S.A.C – Renting Perú’s results. This entity was sold in March 2019, and its results of operations are included for the period prior to the sale. For further information, see Note 1 Reporting Entity.

According to the quantitative threshold test required by IFRS 8 Operating Segments, the revenue reported by “all other segments” is less than 10 percent of the combined revenue of all operating segments and its assets represent less than 10 percent of all operating segments combined assets of the Bank.

	Year ended December 31,
				Change	Change
	2020	2019	2018	2020-2019	2019-2018
	In millions of COP
Total interest and valuation	33,946	12,160	14,737	179.16%	(17.49)%
Interest income on loans and financial leases	31,767	11,804	9,049	169.12%	30.45%
Total debt investments	658	9	32	7,211.11%	(71.88)%
Total liquidity operations	1,521	347	5,656	338.33%	(93.86)%
Interest expenses	(63,243)	(62,283)	(56,259)	1.54%	10.71%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(29,297)	(50,123)	(41,522)	(41.55)%	20.71%
Total credit impairment charges, net	(13,166)	(6,943)	(7,221)	89.63%	(3.85)%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	(42,463)	(57,066)	(48,743)	(25.59)%	17.08%
Revenues (expenses) from transactions with other operating segments of the Bank	(108,983)	(142,375)	(95,285)	(23.45)%	49.42%
Fee and commission income	2,077	588	2,988	253.23%	(80.32)%
Fee and commission expense	(3,172)	(3,511)	(1,859)	(9.66)%	88.86%
Total fees and commissions, net	(1,095)	(2,923)	1,129	(62.54)%	(358.90)%
Other operating income(1)	887,454	986,126	912,738	(10.01)%	8.04%
Dividends and net income on equity investments	54,010	269,736	(34,485)	(79.98)%	(882.18)%
Recovery (Impairment) charges on cash-generating unit	—	—	(4,583)	—%	(100.00)%
Total operating income, net	788,923	1,053,498	730,771	(25.11)%	44.16%
Operating expenses(2)	(477,289)	(522,103)	(467,770)	(8.58)%	11.62%
Impairment, depreciation and amortization	(111,044)	(138,738)	(144,722)	(19.96)%	(4.13)%
Total operating expenses	(588,333)	(660,841)	(612,492)	(10.97)%	7.89%
Profit before tax	200,590	392,657	118,279	(48.91)%	231.98%
Segment assets	10,408,401	9,923,085	9,638,514	4.89%	2.95%
Segment liabilities	(2,856,435)	(2,738,052)	(2,336,273)	4.32%	17.20%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2020 versus 2019

In 2020, profit before taxes for All Other decreased to COP 200 billion from COP 393 billion in 2019.

Other operating income decreased to COP 887 billion in 2020 compared to COP 986 billion in 2019. This decrease is mainly due to the reduction from operating leases and the decline from gains on sale of subsidiaries.

Dividends and net income on equity investments decreased from COP 270 billion to COP 54 billion, because of a lower net income generated from equity method investments, and the sale of several companies accounted as equity investments at both amortized cost and fair value through OCI during 2019.

Assets attributable to All Other increased by 4.89% to COP 10,408 billion.

B.          LIQUIDITY AND CAPITAL RESOURCES

B.1        LIQUIDITY AND FUNDING

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

As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper operation under normal conditions but also to operate under stress market scenarios. During 2020, the Bank maintained a solid liquidity position, with high liquidity levels affected by the risks associated with the COVID-19 pandemic. The outbreak of the COVID-19 pandemic and stock market volatility have resulted in a significant expansion of the Bank’s deposits, and therefore its liquidity, as investors have used demand deposits as hedges against higher stock market volatility and lower asset prices.

The following table shows the composition of the liquid assets in the last two years:

Liquid Assets (1)	December 31, 2020	December 31, 2019
High quality Liquid Assets *
Cash	18,356,375	16,594,906
High quality liquid securities	16,729,107	12,054,474
Other Liquid Assets
Other securities **	2,672,337	1,982,308
Total Liquid Assets	37,757,819	30,631,688

(1)	Liquid assets are those that are accepted as collateral by the central banks in Colombia and the other jurisdictions in which Bancolombia operates. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

*High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.

**Other Securities: Securities issued by financial and corporate entities.

As of December 31, 2020, liquid assets showed a significant growth of COP 7,126 billion, mainly due to the increase in cash and high-quality liquid securities. This change is a consequence of higher demand deposits, resulting in higher reserve requirements (cash) and excess liquidity, which has been managed through the treasury portfolio with purchases of high-quality liquid securities.

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

Funding Structure

As of December 31, 2020, the Bank’s liabilities reached COP 227,453 billion, a 9.73% increase compared to December 31, 2019. Liabilities denominated in Colombian Pesos increased by 14.72%, and liabilities denominated in U.S. dollars increased by 2.83%. This change is principally the result of the increase in both COP and USD denominated checking and saving accounts, offset by a decline in COP denominated time deposits and USD denominated borrowings from other institutions. However, although USD denominated liabilities increased by 2.83%, this increase was mainly due to the depreciation of the USD/COP exchange rate (4.74% in 2020), as USD denominated liabilities decreased by USD 483 million.

	As of December 31,
	2020	2019
	In millions of COP, except percentages
Total funding
Peso-denominated	138,014,643	120,308,003
Dollar-denominated.	89,438,649	86,974,491
Total Liabilities	227,453,292	207,282,494

In 2020, the Bank experienced a growth in deposits which reached COP 180,820 billion at year-end, an increase of COP 23,615 billion, or 15.02% compared to the level at December 31, 2019. COP denominated deposits increased by 15.37%, explained mainly by the rise in COP denominated saving and checking accounts, while USD denominated deposits increased by 14.41% as a result of the rise in USD denominated saving accounts, checking accounts and time deposits, affected by the exchange rate as mentioned earlier. The ratio of deposits to total assets was 70.75%, increasing by 416 basis points compared to 2019.

	As of December 31,
	2020	2019
	In millions of COP
Total Deposits	180,820,793	157,205,312

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2020 and 2019:

	2020	2019
Checking deposits	14.0%	12.1%
Time deposits	26.8%	30.7%
Savings deposits	37.9%	32.3%
Other deposits	0.7%	0.7%
Percentage of Total Liabilities	79.4%	75.8%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2020 were 79.4%, increasing from 75.8% of total liabilities at year-end 2019.

The ratio of net loans to deposits (including borrowings from commercial banks) was 91.03% at the end of 2020, decreasing from 100.11% as compared to 2019. This change is primarily explained by the increase in deposits, that rose from COP 171,164 billion in 2019 to COP 192,022 billion in 2020, which was higher compared with the growth in net loans and advances to customers (the increase was COP 3,440 billion reaching an amount of COP 174,793 billion in 2020). It is important to highlight that, at the end of the first quarter of the year, the Bank established some restrictions on loans due to the high uncertainty and the risks of the pandemic, that could have ended in a financial stress. These restrictions were focused on the credit growth and loan terms for each type of loans, following various risk indicators and monitoring liquidity levels. As economic activity started to recover and government restrictions were “relaxed”, the Bank started to remove some restrictions according to liquidity levels and credit demand.

As a result, an important growth of deposits and a low increase in loans led to a decrease in the Net Loan to Deposits ratio in 2020.

	As of December 31,
	2020	2019
Net Loans to Deposits	91.03%	100.11%

The bank also funds its operations with borrowings from financial institutions. Nevertheless, in order to maintain a lower cost of funds, the growth of loans was financed mainly by deposits, as a result of which USD denominated borrowings decreased by COP 4,010 billion (USD 1,298 million) in 2020. Additionally, Bancolombia’s borrowings from financial institutions are linked to different market rates/indexes like the IBR, (a short-term benchmark interest rate of Colombian money market liquidity that reflects the price at which banks are willing to lend or borrow funds from financial market), DTF, IPC  and LIBOR.

In 2017, the U.K. Financial Conduct Authority announced that it would no longer persuade or require banks to submit rates for the calculation of the Libor benchmark after 2021. This announcement has resulted in uncertainty about the future of Libor which is used as interest rate benchmark. On December 31, 2020, Bancolombia had USD 1,763 million of liabilities linked to LIBOR, which represents 2.66% of total liabilities as of December 31, 2020.

During 2020, the outbreak of the COVID-19 pandemic and stock market volatility have resulted in a significant expansion of the Bank’s deposits, and therefore its liquidity, as investors have used demand deposits as hedges against higher stock market volatility and lower asset prices. As a result, deposits have been the main source of funding during 2020, allowing the bank to lower its cost of funds and reach high levels of liquidity at year-end. It is important to highlight that both the Central Bank and the Colombian Government implemented measures in order to provide liquidity to the system and avoid a liquidity stress, which led to a generalized increase in deposits in the banking system. In adittion to this, the successive reduction of Central Bank interest rate reflected a greater preference for liquidity, encouraging loans and economic activity as price levels decreased below the target inflation.

Debt instruments in issue

In 2020, Bancolombia issued USD 950 million aggregate principal of senior notes, while Bancolombia Panamá and Banistmo issued notes in amounts of USD 96 million and USD 464 million, respectively. However, the carrying amount of debt securities in issue decreased by COP 795 billion, explained mainly by the repurchases of a portion of Bancolombia securities due 2021 and the maturity of USD 300 million senior notes by Banco Agricola, which were partially replaced by a borrowing from IFC (USD 287 million). At the beginning of the year, Citigroup Globlal Markets Inc., as offeror, settled its tender offer to purchase any and all of Bancolombia´s outstanding 5.95% Senior Notes due 2021, under the terms and conditions set forth in the offer to purchase dated January 8, 2020. Pursuant to the tender offer, the offeror accepted for purchase an aggregate principal amount of USD 559,395,000 of senior notes duly tendered. On March 2, 2020, Bancolombia redeemed all remaining 5.95% Senior Notes due 2021.

As of December 31, 2020, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 19,126 billion.

The following table shows the Bank´s debt securities in issue maturity profile:

1 The IPC refers to the Consumer Price Index certified by the Colombian statistical bureau (“DANE”)

						2026 and
	2021	2022	2023	2024	2025	thereafter	Total
	In millions of COP
Debt instruments in issue	1,514,548	4,614,483	1,130,055	1,806,541	3,355,500	6,705,466	19,126,593

The following table sets forth the components of the Bank’s liabilities for the years 2020 and 2019:

	As of December,
		% of total		% of total
	2020	funding	2019	funding
	In millions of COP, except percentages
Checking accounts
Peso-denominated	18,305,621	8.0%	14,320,659	6.9%
Dollar-denominated	13,588,608	6.0%	10,839,017	5.2%
Total	31,894,229	14.0%	25,159,676	12.1%
Time deposits
Peso-denominated	28,502,440	12.5%	32,952,317	15.9%
Dollar-denominated	32,581,079	14.3%	30,682,761	14.8%
Total	61,083,519	26.8%	63,635,078	30.7%
Savings accounts
Peso-denominated	67,659,464	29.8%	52,039,080	25.1%
Dollar-denominated	18,488,191	8.1%	14,875,754	7.2%
Total	86,147,655	37.9%	66,914,834	32.3%
Other deposits
Peso-denominated	1,140,435	0.5%	894,483	0.4%
Dollar-denominated	554,955	0.2%	601,241	0.3%
Total	1,695,390	0.7%	1,495,724	0.7%
Interbank Deposits
Peso-denominated	80,007	0.0%	—	—%
Dollar-denominated	682,567	0.3%	1,363,679	0.7%
Total	762,574	0.3%	1,363,679	0.7%
Derivate financial instrument-Liabilities
Peso-denominated	2,351,928	1.0%	1,668,941	0.8%
Dollar-denominated	29,398	0.0%	191,871	0.1%
Total	2,381,326	1.0%	1,860,812	0.9%
Borrowings from other financial institutions (1)
Peso-denominated	5,805,511	2.6%	4,552,254	2.2%
Dollar-denominated	5,396,615	2.4%	9,407,089	4.5%
Total	11,202,126	5.0%	13,959,343	6.7%
Debt instruments in issue
Peso-denominated	4,159,065	1.8%	4,614,044	2.3%
Dollar-denominated	14,967,528	6.6%	15,307,471	7.4%
Total	19,126,593	8.4%	19,921,515	9.7%
Repurchase agreements and other similar secured borrowing
Peso-denominated	2,194,164	1.0%	1,306,100	0.6%
Dollar-denominated	21,999	0.0%	7,637	0.0%
Total	2,216,163	1.0%	1,313,737	0.6%
Lease liabilities (2)
Peso-denominated	1,076,701	0.5%	1,070,295	0.5%
Dollar-denominated	741,657	0.3%	761,290	0.4%
Total	1,818,358	0.8%	1,831,585	0.9%

	As of December,
		% of total		% of total
	2020	funding	2019	funding
	In millions of COP, except percentages
Other liabilities
Peso-denominated	6,739,307	3.0%	6,889,830	3.3%
Dollar-denominated	2,386,052	1.1%	2,936,681	1.4%
Total	9,125,359	4.1%	9,826,511	4.7%
Total funding
Peso-denominated	138,014,643	60.7%	120,308,003	58.0%
Dollar-denominated	89,438,649	39.3%	86,974,491	42.0%
Total Liabilities	227,453,292	100.0%	207,282,494	100.0%

(1)	Includes borrowings from commercial banks and other non-financial entities.
(2)

As of January 1, 2019 the Banck adopted IFRS 16 using the modified retrospective adoption method, in which the right-of-use assets are measured as if IFRS 16 had always been applied, using the lessee’s incremental borrowing rate known at the date of transition. See Note 7 to the Consolidated Financial Statements, Leases.

Consolidated Statement of Cash Flows

The following table shows net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities, for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	In millions of COP
Operating activities	11,230,345	12,315,612	1,042,858
Investing activities	(7,522,067)	(2,190,832)	(1,381,842)
Financing activities	(4,915,440)	(5,260,692)	(732,711)
Net increase/decrease in cash and cash equivalents	(1,207,162)	4,864,088	(1,071,695)

Operating Activities

In 2020, operating activities resulted in positive net cash as a result of the increase of COP 21,007 billion in deposits by customers, compared with an increase of COP 14,317 billion in 2019, and COP 15,031 billion of interest received, down from COP 17,387 billion in 2019. The increase in loans and advances to customers and financial institutions was COP 7,440 billion, compared with COP 12,140 billion and COP 12,952 billion in 2019 and 2018 respectively.  Interest paid generated a use of cash of COP 6,149 billion in 2020, COP 5,996 billion in 2019 and COP 5,103 billion in 2018. The net change in value of investment securities recognized at fair value through profit and losses was negative by COP 7,514 billion in 2020, compared with 2019 and 2018 where the net change in value was positive by COP 2,626 billion and COP 615 billion, respectively.

Net income has been positive; COP 315 billion, COP 3,214 billion and COP 2,786 billion for 2020, 2019 and 2018, respectively.

Investing Activities

In 2020, the bank purchased debt securities at amortized cost by COP 3,670 billion in 2020, COP 2,800 billion in 2019 and COP 2,380 billion in 2018. The proceeds from maturities of debt securities at amortized cost provided COP 2,728 billion in 2020, COP 2,405 in 2019 and COP 2,214 in 2018.

Investing activities related to debt instruments at fair value through OCI used net cash of COP 4,038 billion during 2020 and COP 518 billion in 2019; Investing activities related to equity securities and interests in associates and joint ventures used net cash of COP 56 billion during 2020, while in 2019 it provided COP 90 billion; and investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 1,261 billion, compared with COP 1,323 billion used during 2019, and COP 702 billion in 2018. Also, during 2020 the purchase of the 40% of the sharehold of Grupo Agromercantil Holding used cash in the amount of COP 1,117 billion.

Financing Activities

Proceeds from borrowings from other financial institutions provided COP 12,453 billion in 2020, COP 11,741 billion in 2019 and COP 15,774 billion in 2018. The placement of debt securities in issue provided COP 3,766 billion in 2020, COP 2,084 in 2019 and COP 1,150 in 2018. The repayment of borrowings used COP 14,919 billion in 2020, compared with COP 14,365 used in 2019 and COP 14,472 used in 2018; and the payments of debt securities in issue used COP 5,382 billion during 2020, COP 2,561 billion during 2019 and COP 1,886 during 2018. Cash was also used to pay dividends to stockholders in the amount of COP 1,555 billion, while in 2019 and 2018 this amount was COP 1,032 billion and COP 735 billion, respectively. The net cash provided relating to debt securities is due to redemptions and repurchases of a portion of Bancolombia securities.

The decrease in repurchase agreements and other similar secured borrowing provided cash of COP 903 billion, compared with the COP 1,002 billion used in 2019 and the COP 922 billion used in 2018.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the owners of the parent company amounted to COP 26,545 billion at December 31, 2020, down 1.26% from COP 26,884 billion at December 31, 2019. This decrease reflects the net effect of dividend payments, lower generation of profits during the year 2020 and the acquisition of 40% of BAM in Guatemala.

The Bank’s capital adequacy ratio on a consolidated basis was 14.74% as of December 31, 2020, up from 12.82% in 2019. It is important to note that in 2020 Bancolombia adopted the Basel III standard for the capital adequacy. This was done in advance of the compulsory date of adoption. The main changes of the new regulation regarding the calculation of the solvency ratios cover: the inclusion of a greater portion of the shareholders equity, the risk weighted assets density, the deduction of goodwill and intangible assets, and the inclusion of operational risk, among others.

The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 574 basis points above the minimum 9% required by the Colombian regulator. The basic capital ratio (Tier 1) was 11.24% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 7.5% at the end of 2020. For a full description of the Bank’s capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
	In millions of COP, except percentages
Subscribed capital	480,914	480,914
Additional paid-in capital	5,441,658	5,441,658
Financial statements translation adjustment		4,132,634
Legal reserve	15,186,588	12,407,360
Occasional reserves	424,409
Non-controlling interest	1,569,984	1,818,407
Other comprehensive income (loss)	3,177,070
Net income	275,994
Retained earnings	2,177,702
Less:
Long-term investments		(185,579)
Prior-year losses	(46,847)
Intangibles assets	(7,011,715)	(4,072,061)
Revaluation property, plant and equipment	(355,803)
Other intangibles	(495,606)
Primary capital (Tier I)	20,824,348	20,023,333
Non-controlling interest		103,293
Hybrid bonds	4,462,250	4,260,282
Subordinated bonds	1,845,096	2,449,295
Other comprehensive income related to investments at fair value		(12,434)
General provisions	186,895
Computed secondary capital (Tier II)	6,494,242	6,800,436
Less:	(14,230)
Technical Capital (1)	6,480,011	6,800,436
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	11.24%	9.57%
Secondary capital to risk-weighted assets (Tier II)	3.50%	3.25%
Risk-weighted assets including market risk and operational risk	185,215,575	209,182,274
Technical capital to risk-weighted assets (2)	14.74%	12.82%
(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

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

As mentioned in Item 11. “Quantitative and Qualitative Disclosure about Market Risk”, the market risk stated in the treasury book is measured with value at risk (VaR) metrics, and the position limits are based on the results of these methodologies. The Bank has defined VaR limits that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and also takes advantage of portfolio diversification. In addition to VaR limits, the Bank uses stop loss signals, except for GFA, to inform senior management when accumulated losses are close to certain pre-defined thresholds in the trading book. Moreover, for the options portfolio in Bancolombia, the Bank has set limits based on the sensitivity of the portfolio to the underlying volatility, underlying currency and interest rates.

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos, U.S. dollars and Guatemalan quetzals. These positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to FX risk primarily arises from changes in the USD/COP exchange rate. The exposure to currency risk is managed by the Bank’s Treasury Division. The Bank estimates VaR metrics to limit the exposure to foreign currency risk of its balance sheet in Bancolombia, Valores Bancolombia and Banistmo. These limits are supervised daily by the Bank’s Market Risk Management Office. The Bank’s Treasury Division manages a derivative portfolio in Bancolombia and Banistmo, which includes forward in FX with the purpose, among others, of hedging its overall currency exposure.

Colombian Chief Treasury Officer (CTO), centralize all the reports from the Treasury Directors in the subsidiaries in all geographies, in which they are responsible for FX, investment and risk taking.

There are several communications channels between the Treasury divisions and the CTO, which are: Investment Committee; the participants in this meeting, which is held monthly, are: CTO, Proprietary Trading Director, Market Risk Director, Treasury Directors from each Bank, and the Head of each desk in Colombia (Fixed Income, FX and Derivatives). This committee reviews the investment strategy portfolios, profit and loss figures, VaR levels, Benchmark portfolios, based on the framework and risk appetite, defined by the Board of Directors.

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

B.3       COMMITMENT FOR CAPITAL EXPENDITURES

See Item 4. “Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures”.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.       TREND INFORMATION

Amid a scenario of uncertainty in the macroeconomic perspective, during 2020, net interest and valuation income fell 57.65% as a result of high deterioration in the credit quality and a reduction in net interest margins. Total credit impairment charges had a significant impact to results over the past year. The evolution of the loan portfolio and the recovery on the credit cycle will be key drivers of the Bank’s performance going forward. The following is a brief discussion of recent trends regarding the elements mentioned above.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 5.01% in 2020. Despite the difficult conditions presented by the COVID-19 pandemic that have reduced the appetite of companies for growth, commercial loans presented a better dynamic when compared to 2019, mainly driven by the Colombian operation portfolio in pesos. Demand was moderately weak for consumer loans, decelerating from previous years when the bank gained market share while reshaped the portfolio mix. During 2020, commercial loans increased 5.00%, consumer loans grew 3.38%, mortgages increased 8.24%, and Small Business Loans contracted 3.72%.

Banco Agrícola’s loan book decreased 2.72% in dollar terms during 2020. Lower demand for credit coupled with increased liquidity in the system have contributed to the negative performance on portfolio growth, while the bank continues to have a conservative approach in terms of risk appetite.

Credit demand in Banistmo decelerated and the loan book grew just 0.76%. The slowdown in the Panamanian economy in the last year explain a modest dynamic in lending activity.

Loan growth in Guatemala expanded 3.26% in 2020. The consumer book continues to be the main driver, presenting a positive variation of 5.56% during the last year. Out of the three Central American countries in which Bancolombia operates, Guatemala was the least impacted economy by the COVID-19 pandemic, offering a better outlook as well for growth in 2021.

Foreign-denominated loans decreased 1.29% during 2020. The performance of the book in El Salvador, the international banking operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia mainly explain the contraction in the dollar denominated portfolio for the consolidated figures.

The Colombian economy contracted by 6.8% in 2020 mainly as a result of the COVID-19 outbreak and the severe confinements that affected domestic demand. Growth trends for 2021 and the medium term are still uncertain due to unemployment rates, and the ambiguous dynamics of the pandemic. However, commercial lending activity should benefit from a low interest rates environment and stimulus programs planned by the Government in different sectors of the economy. Consumer loans on the other hand, are expected to show a gradual recovery when compared to the slow growth observed in the last year.

Net Interest Margin and Valuation

Most of the Bank’s loan book has a variable rate and the re-pricing pace of our assets tends to be faster than that of the Bank’s liabilities.

The annualized net interest margin of the loan portfolio was 4.91% for 2020, decreasing when compared to the ratio of 5.67% reported in 2019. Such reduction is explained by lower interest recognized as a result of the increase in clients in stage 3 under IFRS 9, the effect of reference rate cuts by Colombian Central Bank, as well as, lower net present value from loans under relief programs.

Cost of funding has been reduced in the last year as deposits increased their share in the total mix, offsetting partially the compression on margins. The bank benefits from a well-diversified and low-cost deposit base, taking advantage of its high deposit market share in Colombia across all major products, including demand, savings and time deposits. Customer deposits account for more than 83% of the bank's funding needs, offering a cost-competitive and stable source of funding.

For 2021 the Group´s net interest margin is expected to remain relatively stable, foreseeing an environment of low interest rates in the local financial system.

Cost of credit

For the year 2020, the cost of credit was 3.85% of average loans, which represents a significant increase when compared to the 1.91% and 2.34% shown in 2019 and 2018, respectively. The higher provision charges reflected the deterioration of the loan portfolio and the update of macroeconomic variables in the bank's expected losses models. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Asset quality could remain under pressure in 2021, due to the current economic conditions, and weaker consumer demand.

E.       OFF-BALANCE SHEET ARRANGEMENTS

The following are the off-balance sheet arrangements in which the Bank is involved: standby letters of credit, letters of credit and bank guarantees.

Letters of credit and bank guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure amounting to COP (190.694), COP (25,940) and COP 8,553, for the years ended as of December 31, 2020, 2019 and 2018, respectively.

Those off-balance sheet arrangements are required to be considered into the total solvency ratio computation. As of December 31, 2020, the total Bank’s technical capital ratio was 14.74%, exceeding the requirements of the Colombian government and the SFC by 324 basis points.

At December 31, 2020, 2019 and 2018, the fees and other income related to Guarantees and Standby letters of credits amounted to COP 61,774, COP 56,023 and COP 57,366, respectively.

The Bank is not involved in any interest retained and other indebtedness related to those instruments besides the credit risk aforementioned.

The table below summarizes all guarantees issued by the Bank as of December 31, 2020 and 2019. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Unused credit lines amounted to COP 13,877,476 and COP 13,947,223 at December 31, 2020 and 2019.

							Maximum potential
Off-balanceSheet	Expire with in one year		Expire after one year		Total amount outstanding		amount of future losses
Arrangements	at December 31,		at December 31,		at December 31,		at December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
	In millions of COP
Bank guarantees and letters of credit	4,154,599	3,660,503	3,912,282	929,314	8,066,881	4,589,817	8,066,881	4,589,817
Total	4,154,599	3,660,503	3,912,282	929,314	8,066,881	4,589,817	8,066,881	4,589,817

For further information on standby letters of credit and bank guarantees, please see Note 21 Provisions and Contingent Liabilities and Note 25.3 Fees and Commissions to Consolidated Financial Statements.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank´s contractual obligations as of December 31, 2020:

		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
	In millions of COP
Time deposits (1)	61,083,519	43,134,613	11,592,876	5,194,234	1,161,796
Debt instruments in issue	19,126,593	1,514,548	5,744,538	5,162,041	6,705,466
Borrowings from other financial institutions	11,202,126	3,698,786	3,095,558	2,077,215	2,330,567
Derivative financial liabilities	2,381,326	1,120,902	435,997	396,860	427,567
Lease liabilities	1,818,358	6,437	47,118	96,786	1,668,017

		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
	In millions of COP
Payments of post-employment benefit plans	835,720	80,878	155,997	162,794	436,051
Total	96,447,642	49,556,164	21,072,084	13,089,930	12,729,464
(1)	Saving accounts, checking accounts and other deposits do not have a specific maturity date because they are required on demand and therefore are excluded from this table.

The amounts shown in the table include interest costs on debt. The Bank does not have any uncertain tax positions to report.

Our liabilities recognized on the consolidated statement of financial position as Deposits by customers other than time deposits, Interbank deposits, Repurchase agreements and other similar secured borrowing, Preferred shares and Other liabilities are excluded from the table above. Refer to Notes 15, 16, 20 and 29 to the consolidated financial statements for more information on these liabilities.

G.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Bank’s results reflect the choice of accounting policies and use of estimates, which underlie the preparation of the Consolidated financial Statements. The Bank’s most significant accounting estimates require the management’s judgment to ascertain the appropriate carrying value of assets and liabilities.

The significant accounting policies, including the policies which include critical accounting estimates and judgements, are described in Note 2 Significant accounting policies of the Consolidated Financial Statements. The accounting policies listed below involve a high degree of uncertainty, especially considering the impact of COVID-19, and have a material effect on the financial statements:

•	Credit risk impairment: Expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. The impact of COVID-19 has increased the uncertainty around expected credit losses impairment calculations and has required management to make additional judgements and accounting estimates that affect the reported amount of assets and expenses regarding provisions.
•	Impairment testing of cash generating units ('CGUs') including goodwill: The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units, the allocation of goodwill based on the expectations of which operating segments of the Bank will benefit from the acquisition, estimating the future cash flows of the cash generating units and the rates used to discount these cash flows. The COVID-19 has increased the uncertainty around impairment calculations and has required management to make additional judgements and accounting estimates for assessing the expected future cash flows for each CGU and taking into consideration the impact of COVID-19.
•	Deferred tax: Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items, involves difficult judgments including estimates of future gains, offsets or tax deductions.
•	Provisions and contingent liabilities: Significant judgement may be required due to the high degree of uncertainty associated with determining whether a present obligation exists and estimating the probability and amount of any outflows that may arise.
•	Fair value of financial assets and liabilities: The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determinate the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. The COVID-19 has increased the uncertainty generated by the actions taken by governments to contain the epidemic in markets and financial instrument valuations.
•	Measurement of Employee benefits: The measurement of post-employment benefit obligations and long-term employee benefits consider a range of inputs and it is dependent upon a series of assumptions of future events.
•	Leases: The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows.
•	Impairment of interests in associates and investment property: Impairment testing involves significant judgement in determining the value in use, and in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of management assumptions.

Given the inherent uncertainties of the items above, the estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

ITEM 6         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                   DIRECTORS AND SENIOR MANAGEMENT

The following persons acted as directors and senior managers of the Bank:

Directors

●	Gonzalo Alberto Pérez Rojas was born in 1958. Mr. Pérez holds a law degree from Universidad de Medellín and a post-graduate degree in insurance from Swiss Re - Zurich and a CEO Management Program certificate from the Kellogg School of Management. Mr. Pérez was recently appointed as CEO of Grupo de Inversiones Suramericana. He previously served as CEO of Suramericana S.A, Insurance and Social Security Company where he also worked as Vice-president of Insurance and Capitalization, Vice-president of Corporate Business, Manager for Corporate Business and Human Resources Manager. Currently he serves as a member of the board of directors of Grupo Nutresa S.A., Celsia S.A., and Fundación Sura and he is a member of the board of directors of Suramericana´s affiliates (Seguros SURA) in nine (9) countries in Latin America. In 2020 he was reelected as a member of the Bank´s Board of Directors.
●	Juan David Escobar Franco was born in 1969. Mr. Escobar is a Systems Engineer from Universidad EAFIT and has a post-graduate degree in Electronic Business from Tecnológico de Monterrey and an MBA from the same institution. He also has master on Actuarial Science from Georgia State, and has studied High Management Studies at the Kellogg School of Management, and Digital Transformation at University of Virginia, amongst other courses related to project management and direction. In 2016 he became as CEO of Seguros Sura Colombia, where he had also previously served as Insurance Vice-president, Actuarial Manager and Director of the Automobile Department. In March 2020, he was appointed as new non-independent member of the Bank´s Board of Directors. He is also a Board Member of Ballet Folclorico Antioquia.
●	Luis Fernando Restrepo Echavarría was born in 1958. He has a bachelor’s degree on Industrial Management from Georgia Institute of Technology and an MBA degree from University of Chicago. He previously worked at The Marmon Group of Chicago and was part of the Leadership Rotational Program in Chicago at The Rego Company (Planning Production and Industrial Engineer), Hammond Organ Company (Financial Accountability) and Marmom Keystones (sales).Mr. Restrepo currently serves as CEO of Crystal S.A.S., a company dedicated to the production and commercialization in Latin America of brands such as Gef, Punto Blanco, Baby Fresh y Galax. He is currently a member of the board of director of: Constructora Conconcreto S.A, Etiflex S.A (Litography)

and Espumas Plásticas S.A.S - Comodisimos and in the past was a member of the board of directors of ANDI. He also serves as a member of the Advisory Board of Georgia Tech in the U.S.A. Mr. Restrepo is an independent member of the Bank’s Board of Directors since his appointment in 2016.
●	Andrés Felipe Mejía Cardona was born in 1962. Mr. Mejía is an Economist from Michigan University and has an MBA from Eafit, Studies in Strategic Planning from Universidad de Barcelona, High Managament at Universidad de los Andes and was part of the Program EXPRO of International Business at CBI Rotterdam. Mr. Mejía has substantial professional experience in international commerce and international markets. He is CEO of MU Mecanicos Unidos S.A.S since 1983. He has been member of the board of directors of Fedemetal, Edatel, ISA, Isagen, Fabricato, Internexa, Tuya and Protección S.A. Mr. Mejia is an independent member of the Bank’s Board of Directors since his appointment in 2016.
●	Sylvia Escovar Gómez was born in 1961. Mrs. Escovar is an economist from Universidad de los Andes. She has worked as head economist for the World Bank´s resident mission in Colombia and was head of the External Credit Division of the National Planning Department. She also served as Chief of Services for Economic Studies of Colombia´s Central Bank (Banco de la República), Chief of Public National Policy Evaluation System of the National Planning Department and was General Director for FES Leadership Foundation. She was also sub secretary for Education and Sub secretary for Finance of Bogotá D.C. and had previously served as Financial VP of Fiduciaria Bancolombia. During the last 18 years she has been affiliated to Organización Terpel S.A., where she has occupied different positions such as Commercial Vice-President, National Fuels Manager, Financial and Administrative Manager and between 2012 and December 2020, Chief Executive Officer. In 2017 she was selected by Portafolio Magazine as the best executive of the year in Colombia and recognized by Merco as the only woman amongst the top 15 leaders with best reputation in Colombia, occupying the tenth position in 2019. She is a Board Member of ETB, Corona S.A and Colsanitas. In March, 2020, she was appointed as new independent member of the Bank´s board of directors.
●	Arturo Condo Tamayo was born in 1967. Mr. Condo has a master’s degree in business administration from INCAE Business School a PhD in business administration from Harvard Business School in the fields of business strategy and competitiveness. He is Headmaster at EARTH University in Costa Rica, which educates leaders focused on sustainability of rural areas and in the past has also been headmaster at INCAE Business School and Director of the Centre for Competitiveness and Sustainability Development (LACCSD) as well as worked as a teacher in strategy, competitivity, development and sustainable development. Currently he is a consultant in strategic planning, competitiveness strategy and internationalization for companies and organizations in Latin America and Asia. In 2014, he founded Keyword Centro America, a company dedicated to offer analysis on political and economical enviroments for other companies, as well as strategic communication services where he serves as CEO. He is a founding member of Central American Private Sector Initiative (CAPSI), a group of regional leaders focused on improving the Central Americans quality of life through regional actions and the Global Shapers Community in San Jose, Costa Rica, which is part of the World Economic Forum (entity that recognized him as a Young Global Leader in 2008). He co-founded the Young Global Leader Business Oath and is a member of the board of directors of the Global Business Oath Project, which works in the field of ethical behavior of business leaders.Mr. Condo is an independent member of the Bank’s Board of Directors since his appointment in 2016. He is Board Member of Voces Vitales Costa Rica- NGO, Earth Ventures and The Common Project.
●	Silvina Vatnick. PhD candidate in macroeconomics and international finance from Columbia University, New York – Economist from the University of Buenos Aires and holds a master’s degree in economics from UCEMA. Specialist in macroeconomic issues, financial and regulatory stability, corporate governance, sustainability, and entrepreneurship. She has a deep knowledge of the economy in Latin America, particularly of countries such as Colombia and Guatemala. She is cofounder and director of Global Outcomes LLC, a strategic advisory firm for governments and public and private institutions. Within her past professional experience, amongst others, she has been part of the World Bank as leader of preparation and coordination of the strategy for the development of the financial sector, an advisor to the OECD and consultant to the United States Treasury Department.

Former directors

●	Hernando José Gómez Restrepo was born in 1957. Mr. Gómez holds a cum laude degree in economics from Universidad de los Andes. He is a PhD candidate in economics from Yale University, from where he holds a post-graduate degree in currency, banking and international economics. Mr. Gómez Restrepo has a wide range of experience in central banking, government entities and consulting and has been responsible for commercial negotiations, development plans, commercial plans, sustainability and inclusion policies, macro-economy, financial policy and policy related to the coffee industry.Previously, he was a member of the Board of Governors of Colombia´s Central Bank (Banco de la República), CEO of the Consejo Privado de Competitividad, Chief of the Colombian Government negotiation Team for the Free Trade Agreement with the United States and the National Planning Director of Colombia, among other positions.Recently, he has served as a consultant for CEPAL, National Planning Department for the World Bank, Fedesarrollo and the Agencia de Renovación del Territorio. Mr. Gómez was an independent member of the Bank’s Board of Directors since his appointment in 2013. He resigned as a member of the Board of Directors of Bancolombia on December 31st, 2020 to assume new responsibilities as President of the Banking and financial entities association of Colombia - Asobancaria
●	David Emilio Bojanini García was born in 1956. Mr. Bojanini was a member of the board of directors of the Bank from 2007 until March 2020. He holds a degree in industrial engineering from Universidad de los Andes and an MBA with emphasis on actuary from University of Michigan. He has held several positions in the private sector such as CEO of Administradora de Fondos de Pensiones y Cesantías Protección S.A. from 1991 to 2006, and “Gerente Actuaría” in Suramericana de Seguros S.A. where he worked for 11 years. Mr. Bojanini is a member of the following boards of directors: Grupo Nutresa S.A., Bancolombia S.A., Grupo Argos S.A., Suramericana S.A. and SURA Asset Management S.A. From 2006 to 2020, Mr. Bojanini was CEO of Grupo de Inversiones Suramericana S.A. and, as a result of his resignation to such position he won´t continue to serve as a member of the Bank´s Board of Directors. His resignation was effective on March 13,2020.

For additional information regarding the Board of Directors and its functions, see Item 10 “Additional Information – B. Memorandum and Articles of Association – Board of Directors”.

Senior Management

Juan Carlos Mora Uribe was born in 1965. He is CEO of Bancolombia since May 2016. Prior to his appointment as CEO of Bancolombia, he was the Bank´s Corporate Innovation and Digital Transformation Vice President since 2015. He holds a B.A degree from Universidad Eafit and an M.B.A degree from Babson College. Mr. Mora has experience in diverse areas of corporate finance and investment banking and was Vice President of Operations of Corporación Financiera Nacional and Suramericana S.A. in 2004. Most recently, Mr. Mora performed the role of Vice President of Risk in 2005 and was then appointed as Chief Corporate Services Officer until 2015.

Mauricio Rosillo Rojas was born in 1969. He is the Corporate Vice President of Bancolombia since September 2019. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, and also obtained a degree in financial law from Universidad de Los Andes, and a master’s degree in commercial and economic law from the University of Georgia. Mr. Rosillo has held several positions in the public and private sectors, including secretary general of Federación Colombiana de Compañías de Leasing (Fedeleasing), Interim Colombian Superintendent of Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Securities Exchange and president of the Colombian Autoregulador del Mercado de Valores (AMV). He was the Chief Legal Officer of Bancolombia from December 2008 until his appointment as Corporate Vice President in 2019. The Corporate Vice-presidency oversees the Legal Vice-presidency, Financial and Treasury Vice-presidency, Human Resources Vice-presidency, Compliance Vice-presidency and Reputation and Communications Department.

Maria Cristina Arrastia Uribe was born in 1965. She is the Vice President of Business since April 2019. She holds a business administration degree from Eafit University in Medellin and has worked in various roles in Bancolombia, such as Deputy-Manager of the trading desk, Regional Manager of Corporate Banking of Antioquia and, from 1998 to 2009 as Regional Manager for Personal and SME Banking in Antioquia. In 2009 she was named as General Manager of

Bancolombia´s business line Sufi until 2011 when she was appointed as Vice President of Consumer Mortgage loans. The Business Vice-presidency is responsible for leading the individual banking, small and medium enterprises and corporate business segments, as well as consolidating other support areas such as marketing, products, customer service and analytics, among others.

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

José Mauricio Rodriguez was born in 1972. He is the Vice President of Internal Audit since August 2020, following the resignation of Ms. Henao Tisnes on July 31, 2020. Jose Mauricio has been working with Bancolombia for more than 16 years and has held different positions within the group. Jose Mauricio was in charge of Personal Loans and Mortgages and Investments auditing areas. He was also Auditing Director for the Colombian operation. During the last five years he has served as Chief Internal Auditor for Banco Agricola, Bancolombia´s subsidiary in El Salvador. José Mauricio holds an accounting degree from Universidad de Medellín and is a Computer Technician from Politecnico Colombiano. He also holds an Executive MBA and an undergraduate degree in Finance. Mr. Rodríguez is also certified in risk (CRMA) by IIA – The Institute of Internal Auditors- and is licensed to perform quality assessments (QA).

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

Claudia Echavarria Uribe was born in 1979. She is Bancolombia´s Chief Legal Officer and General Counsel since December 2019. She is a lawyer from Universidad Pontificia Bolivariana, has a Master of Law degree from Columbia University Law School and is a member of the New York Bar. Most recently she was the Corporate Vice-president and the General Counsel of Almacenes Exito and previously she held different positions at the legal department of Bancolombia and in Banca de Inversion Bancolombia between 2004 and 2015.

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

B.                   COMPENSATION OF DIRECTORS AND OFFICERS

In 2020 the Bank paid each director a fee of approximately COP 10 million per month for sitting on the Board, and another fee of approximately COP 10 million for attending each session of the committees. 70% of the fee is paid in cash each month and the other 30% is paid in stock annually. The stock component represents shares of Bancolombia, which are purchased in the secondary market and are vested after two years.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2020 was COP 71.47 billion. Additionally, the bank has established a retirement bonus for senior management, and at the end of 2020 the provision to this effect was COP 29.37 billion.  In 2020 was paid COP 9.09 billion of retirement bonus for some senior managers who retired during the year.

The Bank´s senior managers (including the Bank´s CEO) are paid, in addition to a fixed compensation, a variable compensation to be approved by the shareholders at the General Meeting. Bancolombia S.A suspended this payment for 2020.

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

The Bank paid in 2020 a total of COP 1,870.39 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. Such amount does not include accounting provision in 2020 regarding the incentive compensation plan in Colombia because of a corporate decision for that year.

As of December 31, 2020, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 127.13 billion, in accordance with Decree 2496 of December 23, 2015.

C.                   BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of March 19, 2021

Name	Elected to the Board	Term Expires
Gonzalo Alberto Pérez Rojas(1)	2004	2023
Juan David Escobar Franco(2)	2020	2023
Luis Fernando Restrepo Echavarría	2016	2023
Andrés Felipe Mejía Cardona	2016	2023
Sylvia Escovar Gómez(3)	2020	2023
Arturo Condo Tamayo	2016	2023
Silvina Vatnick(4)	2021	2023

(1) Gonzalo Alberto Pérez Rojas had previously served as the Bank’s Director during the periods of 1990 to 1994. He has been reelected during the periods of 2020-2022 in replacement of David Bojanini Garcia who resigned to his position as a member of the Board of Directors in March 2020 as a result of his resignation as CEO of Grupo de Inversiones Suramericana S.A

(2) Mr. Escobar was appointed in replacement of Mr. Pérez Rojas who will be replacing Mr. David Bojanini.

(3) Mrs. Escovar Gomez was appointed in replacement of Roberto Steiner Sampedro who resigned to his position as a member of the Board of Directors as a result of his appointment as Co-director of the Bank of the Republic of Colombia in September 2019

(4) Mrs. Vatnick was appointed at the General Shareholders Meeting held on March 19, 2021 in replacement of Hernando Jose Gomez who resigned to his position in December 2020 as a member of the Board of Directors

*All the remaining Directors were reelected in 2021 for a two-year period.

Messrs. Luis Fernando Restrepo Echavarría, Andres Felipe Mejía Cardona, Sylvia Escovar Gomez, Arturo Condo Tamayo and Silvina Vatnick are independent directors in accordance with the Bank’s by-laws, the Colombian laws and NYSE standards. Consequently, the majority of the Board of Directors is composed of independent directors.Neither the Bank nor its Subsidiaries have any type of agreement with the Bank’s directors providing for benefits upon termination of their term.

The following are the current terms of office and the period during which the members of senior management have acted as such in Bancolombia. There are no defined expiration terms. The members of senior management can be removed by a decision of the Board of Directors.

Name	Period Served
President
Juan Carlos Mora Uribe	Since 2016
Vice Presidents
Mauricio Rosillo Rojas	Since 2008
Maria Cristina Arrastia Uribe	Since 2015
Jaime Alberto Villegas Gutierrez	Since 2016
Rodrigo Prieto Uribe	Since 2011
Jose Mauricio Rodriguez Rios	Since 2020
Cipriano Lopez Gonzalez	Since 2019

For further information about the Bank’s corporate governance practices please see Item 16. “Reserved – B. Corporate Governance and Code of Ethics.”

Audit Committee

The Bank’s Board of Directors, in compliance with Colombian banking regulations, maintains an Audit Committee that is currently comprised of three members. The current members of the Audit Committee are Messrs. Arturo Condo Tamayo, Andrés Felipe Mejia Cardona and Sylvia Escovar Gomez. The shareholders, in their meeting held on March 19, 2021, reelected them as members of the Board of Directors for a period of two years. The Board of Directors reelected them as members of the Audit Committee. Each of them serve as an independent member of the Board of Directors.

Pursuant to the applicable U.S. regulations for foreign private issuers, Mrs. Sylvia Escovar Gomez serves as the financial expert of the Audit Committee since January 2021, following the resignation of Hernando Jose Gomez as a member of our Board on December 2020. In addition, the Committee has an independent advisor, expert in financial reporting and auditing matters who provides advice to the Committee on such matters.

For a broader description of the experience and qualifications of Messrs. Condo Tamayo, Mejia Cardona, and Escovar Gómez, see Item 6. “Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Further, the Internal Auditors of Bancolombia and the Compliance Officer report to the Audit Committee. Likewise, Bancolombia has an ethics committee that reports to the Audit Committee and is in charge of defining general policy issues and giving guidelines on ethics, conduct and integrity, as well as defining corporate positions in the face of difficult ethical dilemmas. From time to time, the Audit Committee may carry out diagnostic studies of the ethical culture in the Bank.

The Audit Committee meets and reports to the Board of Directors at least monthly and must present an annual report of its activities at the General Stockholders’ Meeting. The Committee met 13 times during 2020.

The shareholders establish the remuneration of the members of the Audit Committee in their general meeting.

Designation, Compensation and Development Committee

This committee is composed of three (3) members of the Board of Directors which are elected by the Board itself. The Vice President of Human Resourses of the Bank acts as secretary of this committee.

The designation, compensation and development committee recommends to the Board of Directors the policies and provisions for the hiring, remuneration, compensation, and development of management and key personnel of the Bank. Likewise, it continuously surveys the goals of the different compensation programs with regard to the performance of the officers, and it assesses the efficacy of such programs.

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

The members of the designation, compensation and development committee are Gonzalo Perez Rojas, Luis Fernando Restrepo Echavarria and Sylvia Escovar Gómez. The committee met 4 times during 2020.

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

The main purpose of this Committee is to assist Bancolombia’s Board of Directors in overseeing compliance with the Corporate Governance measures, review any potential change to such measures, lead the evaluation process of the Board of Directors, lead the definition of the profiles of the members of the Board of Directors of the Bank and the search process of candidates to be elected as members of the Board of Directors and evaluate periodically the functioning methodology and the agenda of the Board of Directors.

This Committee shall also support the Board of Directors in cases related to the implementation of succession policies of the Board of Directors and its remuneration.

The members of the Good Governance Committee are Gónzalo Perez Rojas, Sylvia Escovar Rojas and Luis Fernando Restrepo Echavarria. The committee met 5 times during 2020.

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

The Risk Committee has a charter approved by the Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The stockholders at the General Meeting establish the remuneration of the members of the Risk Committee. The Risk Committee meets monthly and met a total of 12 times during 2020.

The members of the Risk Committee are Andrés Felipe Mejía Cardona, Juan David Escobar Franco and Luis Fernando Restrepo Echavarria.

D.                   EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

	Total number of employees	Number of employees employed by
As of December 31,	employed by Bancolombia	Bancolombia S.A.
2020	30.633	20.259
2019	31.075	20.522
2018	31.040	20.114

As of December 31 2020, Bancolombia and its consolidated subsidiaries had 30,633 employees, of which 20,259 were employed directly by the Bank; 11,869 are operations personnel and 8,390 are management employees. Of the 20,259 employees, approximately 12.0% are located in Medellin headquarters, 21.2% in the Bogotá Region, 36.2% in the Antioquia Region, 11.0% in the Central Region, 10.3% in the South Region and 9.4% in the Caribbean Region. During 2020, the Bank employed an average of 177 employees per month through temporary personnel service companies.

Of the employees directly hired by Bancolombia S.A., approximately 28.7% are part of a labor union called Sintrabancol, 15.0% are members of an industry union called UNEB, 3.7% belong to an industry labor union called Sintraenfi, and approximately 0.04% belong to another industry labor unions.

Bancolombia entered into a collective bargaining agreement with Uneb and Sintrabancol in October 2020, which became effective on November 1, 2020 and is set to expire on October 31, 2023. This agreement applies to approximately 12,186 of the Bank’s employees regardless of whether they are members of a union or not and it extends to operating personnel hired by the subsidiaries Banca de Inversión Bancolombia, Valores Bancolombia and Fiduciaria Bancolombia. Sintranefi and ACEB, also submitted a list of petitions on September 28 and October 6, 2020 respectively, without reaching an agreement in the stage of direct settlement in neither of them and, as a result, on November 25 Sintraenfi and on December 17, 2020 ACEB requested the intervention of an arbitral tribunal to solve this pending petition. However, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

With the execution of such agreement, the Bank, UNEB and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

The most important economic aspects of the agreement are:

1. A pay increase of 4.8% during the first year; an increase equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2020 and October 2021, plus 2.3 basis points and an increase equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2021 and October 2020, plus 2.5 basis points.)

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

3. A new tuition assistance for foreign language education.

4. Finally, the following procedure was defined for the termination with cause, ensuring respect for due process and the rights of defense:

•The leader will summon the employee by means of communication sent to the registered corporate or personal email, or by means of written communication delivered to the work site or, in case of being absent, to his registered address, to present his discharges during working hours.

•Said diligence will be done no less than four business days following the delivery of the communication. In the same statement, he will be informed of the reason for the summons and that he may be advised, if he deems it appropriate, by up to two representatives of the union to which he is affiliated. A copy of said summons must be sent to the union.

•Said summons must include the alleged offense (s) committed.

•The employee's leader will carry out the diligence on the facts that are the subject of the investigation; For this he will expose the reasons and the behaviors that are subjected to analysis. The employee and the union representative (s), if present, will be heard on them, presenting the relevant evidence. If there are new elements to consider, this diligence may be suspended only once and for one day.

•The employee's leader will draw up a record of the diligence, stating that it was carried out and the explanations presented.

•Exhibit of evidence: At the hearing, the bank will present the evidence that may arise.

•The manager may be accompanied, if necessary, by another employee who also acts as a representative of the Bank.

•The record of the diligence will be signed by the intervening parties and will contain the discharges presented by the employee and the interventions of the union representatives.

•At the end of the diligence, the leader will inform that the situation will be evaluated for the corresponding decision, which must be taken within ten (10) business days following its completion.

5. Conditions to continue with work from home schemes where the Bank can ensure:

•Voluntariness and reversibility

•Supply and maintenance of equipment

•Equity in position and remuneration

•Balance between work time and personal and family life

•Training and qualification

•Safety, health and prevention of occupational risks

•Constitutional and legal guarantees

•Privacy

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

Health:

●	Periodical medical evaluations.
●	Executive medical checks.
●	Health prevention and promotion programs.
●	Accompaniment to employees with special health conditions.
●	Programs that promote mental health and activities that prevent stress and intervene the effects of psychosocial factors.
●	Programs that promote healthy lifestyles that improve cardiovascular health (nutrition and fitness).
●	Epidemiological surveillance systems to monitor the main risks that impact health.
●	During 2020 with the upspring of the pandemic:

oContinuous health monitoring in symptoms associated with COVID-19 and guidance and follow up of suspicious or positive cases.

oFollow up of employees with comorbidities that imply a risk factor for COVID-19 and preventive isolations of these employees.

Labor Employment Security:

●	The risks that are potentially harmful to the health of the employees are continuously monitored and the respective controls implemented.
●	Implementation of the strategic road safety plan.
●	Investigation of incidents and implementation of respective remediation actions.
●	Monitoring of occupational safety and health conditions to suppliers of the supply chain.
●	Evacuation drills, emergency prevention plan.
●	Awareness and training of the employees on issues of emergency care and generating awareness to act in situations that create health and safety.
●	During 2020 with the upspring of the pandemic:
o	Adaptation of work environments with installation of barriers that facilitate physical distancing.
o	Adequacy of cleaning and disinfection systems to prevent the spread of COVID-19.
o	Improvement in air conditioning systems, increasing air renewal times.

Welfare:

•	Activities with the family: corporate day where the children share with their parents a working day.
•	Activities which allow to highlight the talent of the employees and integrate the different regions of the country and increase the pride for the Bank.
•	Recognizing the work and high performance of the employees.
•	Sport, recreational, cultural and vocational activities.
•	Promotion of financial learning through education and personalized advice according to the monitoring and analysis of financial indicators of employees.
•	Guidance to the elderly in early retirement and retirement plans.
•	Guidance to employees in key life events.
•	Actions that support gender equality and seek to educate in values of zero tolerance towards gender violence.
•	During 2020 with the upspring of the pandemic:
o	Launch of the support line for all employees“Contigo”, which provides psychological guidance especially in cases of violence and discrimination.
o	Counseling and training for employees regarding household management such as: routine for children in school, living with older adults, among others.

o	In a very short time, 19,500 of our 22,000 employees worked under a flexible scheme with all tools and security controls. As part of this, we enable accesses to remote work for nearly 1,300 employees of areas, that for safety and criticality required, they need work from office (cash desks, managers and branch network executives).
o	We achieve greater use and adoption of collaboration apps. We passed from 8,000 users in the first days of March to 33,000 at the end of the year, between employees and suppliers in the 4 countries. The Microsoft apps allowed the employees to be connected from anywhere with maximum technological security.
o	To contribute to the optimization of resources and offer alternatives according to the needs of the employees and the organization's strategy, we massify remote work and flexiwork, and at the end of 2020 we already had 5,930 employees under these schemes. This responds to the understanding the needs of employees, to labor market trends that demand greater flexibility, and our commitment to building cities and sustainable communities contributing to decongest the mobility of cities and decrease pollution for better quality of life.
o	We carried activities such as workshops related to sports, culture and recreational, etc. In these types of wellbeing initiatives more than 8,000 employees have been part of. Also, we have created a portfolio of activities that are distributed by the Human Resources Business Partner where they support work teams that are dealing with therapeutic, financial and mourning issues, in order to contribute to psychosocial risk variables.
o	Preventive isolation of pregnant women and employees with comorbidities.
o	We created a digital ecosystem called “Estrategias Virtuales”. This was an important learning experience for our employees. To date we have more than 14,500 active users and an average of 1,729 weekly visits. During 2020 we held more than 33 webinars related to different topics, such as: Data Analytics, Consumer Behavior, Adaptability, Leadership, Emotional Intelligence, Strategic Thinking, Wellbeing, Emotions’ management.
o	Virtualized talent processes to accompany the process of employees at home: Training, development, working schemes, etc.
o	Leaders are a key part of the strategy for change and accompaniment of the different teams, therefore, we work to strengthen the leadership model through: Development of leaders through the “Instituto de Liderazgo” (Leadership Institute) with specific emphasis to accompany the role of the leader (new and current). Delivery of tools to manage emotions in times of crisis. Permanent content delivered through specialized sites, newsletters and toolboxes that accompany the current context of the teams.
o	In 2020, we launched Movement B, a cultural strategy that mobilizes, connects and projects us into the future with optimism and enthusiasm.
o	We conducted Collective Bargaining negotiations. It was a process of permanent social dialogue, based on trust and mutual respect, all framed in an environment of information, assertive communication, listening, openness and transparency.

E.                   SHARE OWNERSHIP

The following directors owned common shares in Bancolombia as of December 31, 2020: Gonzalo Alberto Pérez Rojas and Juan David Escobar Franco.

None of the directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2020.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2020, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2021. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

			% Ownership of	% Ownership of
			Common	Preferred	% Ownership of
Name	Common Shares	Preferred Shares	Shares(1)	Shares(1)	Total Shares (1)
Grupo de Inversiones Suramericana S.A (2)	235,565,920	—	46.22%	—%	24.49%
ADR Program	—	134,225,224	—%	29.69%	13.96%
Fondo de Pensiones Obligatorias Protección	20,429,435	50,978,982	4.01%	11.28%	7.42%
Fondo de Pensiones Obligatorias Porvenir Moderado	49,745,768	21,278,515	9.76%	4.71%	7.38%
(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.
(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of March 31, 2021, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 34,029 stockholders. A total of 134,225,224 representing 29.69% of preferred shares were part of the ADR Program and were held by 34 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, decreasing from 18.88% as of March 31, 2020 to 13.96% by the end of March 2021. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, decreased its percentage of ownership to 7.42% as of March 31, 2021, compared to 7.65% as of March 31, 2020. Fondo de Pensiones Obligatorias Porvenir Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 7.38% as of March 31, 2021 compared to 7.86% as of March 31, 2020.

There are no other significant changes in the percentage of ownership held by major shareholders during the past three years.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 1,074,882 million in loans outstanding to related parties as of February 28, 2021. The principal amounts outstanding as of February 28, 2021 includes in this amount are:

	Amount		Average Interest
Entity	outstanding	Accrued Interest	rate
	In millions of COP, except percentages
Grupo de Inversiones Suramericana S.A.	507,016	2,607	2.99%
Servicios Generales Suramericana S.A.S	219,894	403	2.54%
Sura Asset Management S.A.	200,076	1,767	2.87%

For additional information regarding the Bank’s related party transactions, please see Note 28 to the Consolidated Financial Statements.

C.                    INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8        FINANCIAL INFORMATION

A.                 CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1               CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-215.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net	Cash dividends	Cash dividends
income earned in:	per share(1)(2)	per share(1)(3)
	(COP)	(U.S.dollars)
2020	260	0.071
2019	1,638	0.404
2018	1,092	0.344
2017	1,020	0.367
2016	950	0.329
(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2020, 2019, 2018, 2017 and 2016 were paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

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

On April 25, 2019, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares and rights to subscribe for preferred shares.

B.                  PLAN OF DISTRIBUTION

Not applicable.

C.                 MARKETS

The Colombian Securities Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2020, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Securities Exchange was COP 15,869 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 33,699 billion or USD 9.68 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Securities Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Securities Exchange, as of December 31, 2020, was COP 365,658 billion (USD 105,011 billion), with 79 companies listed as of that date.

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

As of December 31, 2020, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 26,545 billion divided into 961,827,000 shares.

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
a)	The spouse or permanent life partner, or underage dependent children, are residents in Colombia for tax purposes; or,

b)50% or more of their income has a Colombian source; or,

c)50% or more of their assets are managed in Colombia; or,

d)50% or more of their assets are held or deemed to be held in Colombia; or,

e)The Colombian taxation authority has requested evidence of the foreign residency status, and it is not provided by the individual; or

f)Had fiscal residence in a jurisdiction non - cooperating, low or no taxation and preferential tax regime.

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

PFIC Rules

We believe that preferred shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your preferred shares or ADSs, the following rules would apply. With certain exceptions, your preferred shares or ADSs would be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your preferred shares or ADSs.

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

ITEM 11        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2020. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

The interest rate risk VaR increased from COP 359 billion on December 31, 2019 to COP 402 billion on December 31, 2020, due to the increase in the position in Colombian government’s treasury bonds (TES)  and United States government’s treasury bonds. During the year 2020, the average interest rate risk VaR was COP 340 billion, the maximum value COP 402 billion, and the minimum value COP 286 billion.

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

Figure 2. Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

USD	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%

The currency risk VaR decreased from COP 1,016 billion as of December 31, 2019 to COP 96 billion as of December 31, 2020 due to the adoption of External Circular 016 of 2020 issued by the SFC, within the calculation of the VaR excludes currency risk position stemming from investments in affiliates but not consolidated entities denominated in foreign currencies from the bank book positions. The foregoing was approved by the Board of Directors of Bancolombia on May 19, 2020 and became effective as of May 31, 2020.

Between December 31, 2019 and December 31, 2020, the average currency risk VaR was COP 422 billion, the maximum value was COP 1,345 billion, and the minimum value was COP 422 billion. Current currency risk primarily arises from the USD exposure of Bancolombia in foreign exchange derivatives.

The equity risk VaR decreased from COP 110 billion as of December 31, 2019 to COP 98 billion as of December 31, 2020 mainly due to the reduction in the brokerage firm’s trading position, This exposure comes mainly from investment in Proteccion, a pension and severance fund, which represents 50% of the equity risk VaR.

Between December 31, 2019 and December 31, 2020, the average equity VaR was COP 99 billion, the maximum value was COP 131 billion and the minimum value was COP 89 billion.

The fund risk, which arises from investment in mutual funds, increased from COP 207 billion as of December 31, 2019 to COP 214 billion as of December 31, 2020. Between December 31, 2019 and December 31, 2020, the average fund risk VaR was COP 214 billion, the maximum value was COP 218 billion and the minimum value was COP 209 billion.

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

The total market risk VaR, decline 52%, going from COP 1,692 billion in December 31, 2019 to COP 811 billion as of December 31, 2020, mainly due to a decrease in the currency risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2019 and December 2020.

	As of December 31,
	2020	2019
	In millions of COP
Interest Rate Risk VaR	402,882	359,654
Currency Risk VaR	95,926	1,015,874
Equity Risk VaR	98,131	110,386
Fund Risk VaR	214,308	206,602
Total VaR	811,247	1,692,516

Includes Grupo Agromercantil’s market risk exposure at a 100%

Between December 31, 2019 and December 31, 2020, the average Total VaR was COP 1,076 billion, the maximum value was COP 1,975 billion and the minimum value was COP 674 billion.

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

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2020 and 2019:

Interest Rate Risk
	As of December 31,
	2020	2019
	In millions of COP
Assets sensitivity 50 bps	379,953	377,918
Liabilities sensitivity 50 bps	199,554	200,650
Net interest income sensitivity 50 bps	180,399	177,268

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (USD) at December 31, 2020 and 2019:

Interest Rate Risk
As of December 31,
	2020	2019
In millions of US dollars
Assets sensitivity 50 bps	USD 34	USD 35
Liabilities sensitivity 50 bps	USD 29	USD 34
Net interest income sensitivity 50 bps	USD 5	USD 1

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

Total Exposure

As of December 31, 2020, the net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 50 basis points was COP 180,399 million, The change in the net interest income sensitivity between 2020 and 2019 was due to the increase in the sensitivity of float loans and the decrease in the sensitivity of float time deposits.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 50 basis points, was USD 5 million at December 31, 2020, compared with USD 1 million at December 31, 2019, The increase in net interest income sensitivity to interest rate risk between 2020 and 2019 occurred due to the reduction in the sensitivity of float borrowings from other financial institutions.

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

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in Industrial and financial sectors. The market value of those investments increased by 5% during the year, going from COP 38 billion as of December 31, 2019 to COP 40 billion as of December 31, 2020 mainly driven by the increase in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2020	2019
	In millions of COP
Market Value	40,502	38,428
Delta	14.7%	14.7%
Sensitivity	5,954	5,649

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 2 billion in the structural equity investments market value, from COP 40 billion to COP 38 billion.

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

D.4.i.       FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2020 to December 31, 2020, the depositary reimbursed Bancolombia USD 350,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 748 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

lITEM 15       CONTROLS AND PROCEDURES

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2020 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2020 has been audited by PwC Contadores y Auditores S.A.S., an independent registered public accounting firm, which report is included on page F-5 of this annual report.

In addition, there were no changes in Bank´s internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonable likely to materially affect the bank´s internal control over financial reporting.

ITEM 16       RESERVED

A.                  AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Sylvia Escovar Gomez as the audit committee financial expert in accordance with SEC rules and regulations.

The Bank’s audit committee financial expert, along with the other members of the Bank’s Audit Committee, is considered to be independent according to applicable NYSE criteria.

Mrs. Escovar has served as the Bank’s audit committee financial expert since January 2021, following the resignation of Mr. Hernando Jose Gomez who held this position until December 31, 2020. There is no business relationship between her and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mrs. Escovar and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and as a member of the Audit Committee. Mrs. Escovar is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. The Audit Committee and the financial expert also have an independent advisor, who provides advice on financial reporting and auditing matters. For more information regarding the Bank’s audit committee, see Item 6. “Directors, Senior Management and Employees— C. Board Practices—Audit Committee”.

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

C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 18,466 and COP 16,060 million audited by PwC Contadores y Auditores S.A.S. and PricewaterhouseCoopers Ltda. for the years 2020 and 2019, respectively.

Additionally, the amount of fees not billed as of December 31, 2020 and 2019 for the audit of fiscal by PwC Contadores y Auditores S.A.S. and PricewaterhouseCoopers Ltda. is approximately to COP 4,059 and COP 2,700, respectively.

Tax Fees

For the years ended December 31, 2020 and 2019, Bancolombia did not contract professional services related with tax compliance, tax advice or tax planning rendered by PwC Contadores y Auditores S.A.S. and PricewaterhouseCoopers Ltda. for the years 2020 and 2019, respectively.

All Other Fees

In 2020 and 2019, Bancolombia paid no other fees to PwC Contadores y Auditores S.A.S. and PricewaterhouseCoopers Ltda. for the years 2020 and 2019, respectively.

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

During 2020, there were no services approved by the audit committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

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

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

●	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. As of December 31, 2020, the Bank’s board of directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. “Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.
●	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors, and members of senior management may attend the meetings of the board of directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

●	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee and an Audit Committee, each of which is composed exclusively of directors. For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee, Audit Committee and Risk Committee, see Item 6. “Directors, Senior Management and Employees – C. Board Practices”.
●	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.                  MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

See Item 18.

ITEM 18       FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-215.

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

8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 22, 2021.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 22, 2021.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 22, 2021.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 22, 2021.
15.1	Consent of PwC Contadores y Auditores S.A.S.
15.2	Consent of PricewaterhouseCoopers Ltda.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)Incorporated by reference to the Bank’s annual report on Form 20-F (File No. 001 – 32535) filed on April 22, 2016.

(2)Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A.

/s/ JOSE HUMBERTO ACOSTA MARTIN
Name: Jose Humberto Acosta Martin
Title: Chief Financial Officer

Date: April 22, 2021

CONSOLIDATED FINANCIAL STATEMENTS

2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bancolombia S. A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

PwC Contadores y Auditores S.A.S.., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia,

Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, www.pwc.com/co

© 2021 PricewatherhouseCoopers. PwC se refiere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

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

Allowance for loans, advances and lease losses

As described in Notes 2 (section D.7.4.5, E.1 and E.10), 6 and 31 to the consolidated financial statements, management assesses the adequacy of the allowance for loan losses based on evaluations of the loan portfolio utilizing objective and subjective criteria. As of December 31, 2020, the allowance for loan losses was COP$16,616,043 million on total loans of COP$191,409,730 million. As disclosed by management, Expected Credit Losses (ECL) are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios and the adjustments made by management, including the macroeconomic impacts, originated by the outbreak of COVID-19 over the aforementioned parameters in the model of ECL. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, information on the credit behavior, the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence, and when the fundamental source of collection of the loan is a guarantee the market value of such collateral, estimated through appraisals.

The principal considerations for our determination that performing procedures relating to the Bank’s allowance for loans, advances and lease losses is a critical audit matter are, (i) the significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining: probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios and the adjustments made by management, including the macroeconomic impacts, originated by the outbreak of COVID-19 over the aforementioned parameters in the model of ECL. In addition, for loans individually assessed in Stage 3 analysis of the debt profile of each debtor, information on the credit behavior and the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence and the market value of collateral, estimated through appraisals if applicable, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these assumptions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Bank’s allowance for loans, advances and leasing losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others: testing management’s process for estimating the allowance for loan, advances and lease losses by (i) evaluating the appropriateness of the models utilized for the estimation of the expected loss parameters and the reasonableness of the significant assumptions, such as default at 12 months and lifetime, loss given default and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios, and evaluating the adjustments, including the macroeconomic impacts, originated by the outbreak of COVID-19 over the aforementioned parameters in the model of ECL. , (ii) testing the completeness and accuracy of the data used in the estimate and the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s estimation of the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios and the market value of collaterals, estimated through appraisals if applicable, estimated by management in the impairment for the credit portfolios. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models utilized by management, methodologies and the reasonableness of the assumptions used in the credit loss estimates.

Goodwill Impairment Assessment

As described in Notes 2 (sections D.13, E.2 and E.10) and 9.2 to the consolidated financial statements, the Bank’s consolidated goodwill balance was COP$7.011.715. as of December 31, 2020. The Bank tests goodwill recognized upon business combinations for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of the cash generating units may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount is determined by management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. Determination of recoverable amount requires management to make assumptions and use estimates to forecast cash flows for periods that are beyond the normal requirements of management reporting, including the macroeconomic impacts originated by the outbreak of COVID-19 on such cash flows for periods that are beyond the normal requirements of management reporting; the assessment of the appropriate discount rate and growth rate, estimation of the recoverable amount of cash generation units and the valuation of the separable assets of each business whose goodwill is being reviewed.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of all reporting units is a critical audit matter are the significant judgment by management when developing the recoverable amount measurement of the cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including discount rate and growth rate, and the impact of COVID-19, in the economic budgets, forecasts and other assumptions commonly used to determine the recoverable value of the goodwill. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Bank’s cash generating units. These procedures also included, among others, testing management’s process for developing the recoverable amount estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the assumptions used by management were reasonable considering: (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and the impact of COVID-19, in the economic budgets, forecasts and other assumptions used to determine the recoverable value of the goodwill. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Bank’s discounted cash flow model and the reasonableness of certain significant assumptions, relating to the discount rate and growth rate.

/s/ PwC Contadores y Auditores S. A. S.

PwC Contadores y Auditores S. A. S.

Medellín, Colombia

April 22, 2021

We have served as the Bank’s auditor since 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bancolombia S. A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31, 2019 and the related consolidated statements of income, other comprehensive income, changes in equity and cash flow for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/PricewaterhouseCoopers Ltda.

Medellín, Colombia

April 27, 2020

We served as the Bank’s auditor from 2018 to 2020

PricewaterhouseCoopers Ltda., Edificio Forum, Calle 7 Sur No. 42-70, Torre 2, Piso 11, Medellín, Colombia,
Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, www.pwc.com/co

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2020 and 2019

(Stated in millions of Colombian pesos)

	Note	December 31, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	4	23,701,149	23,738,042
Financial assets investments	5.1	29,553,003	16,822,754
Derivative financial instruments	5.2	2,800,719	1,902,955
Financial assets investments and derivative financial instruments		32,353,722	18,725,709
Loans and advances to customers		191,409,730	182,282,743
Allowance for loans, advances and lease losses		(16,616,043)	(10,929,395)
Loans and advances to customers, net	6	174,793,687	171,353,348
Assets held for sale and inventories, net	13	509,145	518,749
Investment in associates and joint ventures	8	2,506,315	2,367,757
Investment properties	11	2,839,350	1,992,964
Premises and equipment, net	10	4,302,304	3,827,865
Right of use assets, lease	7.2	1,661,015	1,692,116
Goodwill and intangible assets, net	9	7,507,321	7,233,312
Deferred tax, net	12.3.3	675,295	401,002
Other assets, net	14	4,719,202	4,237,249
TOTAL ASSETS		255,568,505	236,088,113
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	180,820,793	157,205,312
Interbank deposits	16	762,574	1,363,679
Repurchase agreements and other similar secured borrowing	16	2,216,163	1,313,737
Derivative financial instruments	5.2	2,381,326	1,860,812
Borrowings from other financial institutions	17	11,202,126	13,959,343
Debt instruments in issue	18	19,126,593	19,921,515
Lease liabilities	7.2	1,818,358	1,831,585
Preferred shares		584,204	584,204
Current tax		296,404	195,757
Deferred tax, net	12.3.3	1,056,094	1,521,958
Employee benefit plans	19	823,945	768,947
Other liabilities	20	6,364,712	6,755,645
TOTAL LIABILITIES		227,453,292	207,282,494
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	23	13,830,604	10,413,092
Retained earnings		3,911,249	4,695,010
Net income attributable to equity holders of the Parent Company		275,994	3,117,351
Accumulated other comprehensive income, net of tax		3,189,014	3,320,098
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		26,545,229	26,883,919
Non-controlling interest		1,569,984	1,921,700
TOTAL EQUITY		28,115,213	28,805,619
TOTAL LIABILITIES AND EQUITY		255,568,505	236,088,113

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2020	2019	2018
Interest on loans and financial leases
Commercial		6,814,749	7,319,318	7,322,453
Consumer		5,472,703	5,273,101	4,220,032
Small business loans		139,250	144,585	229,446
Mortgage		1,876,304	1,972,661	1,881,297
Financial leases		1,829,971	1,918,655	1,913,196
Interest income on loans and financial leases		16,132,977	16,628,320	15,566,424
Interest on debt instruments using the effective interest method	25.1	308,453	160,200	129,017
Total Interest on financial instruments using the effective interest method		16,441,430	16,788,520	15,695,441
Interest income on overnight and market funds		32,362	67,724	36,449
Interest and valuation on financial instruments	25.1	214,858	524,440	384,610
Total interest and valuation on financial instruments		16,688,650	17,380,684	16,116,500
Interest expenses	25.2	(5,863,008)	(6,179,794)	(5,670,216)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		10,825,642	11,200,890	10,446,284
Credit impairment charges on loans, advances and financial leases, net	6	(7,335,755)	(3,385,181)	(3,851,625)
Credit recovery (impairment) for other financial instruments	5.1 - 21.1	(190,694)	(25,940)	8,553
Total credit impairment charges, net		(7,526,449)	(3,411,121)	(3,843,072)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		3,299,193	7,789,769	6,603,212
Fees and commissions income	25.3	4,598,413	4,578,972	3,994,259
Fees and commissions expenses	25.3	(1,561,585)	(1,553,239)	(1,213,056)
Total fees and commissions, net		3,036,828	3,025,733	2,781,203
Other operating income	25.4	1,844,572	1,535,247	1,251,567
Dividends and net income on equity investments	25.5	123,325	380,599	294,030
Recovery charges on cash-generating unit		-	-	168,756
Total operating income, net		8,303,918	12,731,348	11,098,768
Operating expenses
Salaries and employee benefits	26.1	(3,044,730)	(3,366,824)	(3,004,054)
Other administrative and general expenses	26.2	(3,140,789)	(3,069,058)	(3,024,769)
Taxes other than income tax	26.2	(765,766)	(757,820)	(692,666)
Impairment, depreciation and amortization	26.3	(837,790)	(824,590)	(493,902)
Other operating expenses		(206,070)	(235,525)	(267,507)
Total operating expenses		(7,995,145)	(8,253,817)	(7,482,898)
Profit before income tax		308,773	4,477,531	3,615,870
Income tax	12.3.5	6,586	(1,262,964)	(829,435)
Net income		315,359	3,214,567	2,786,435
Net income attributable to equity holders of the Parent Company		275,994	3,117,351	2,658,864
Non-controlling interest		39,365	97,216	127,571
Basic and Diluted earnings per share to common shareholders, stated in units of pesos	27	347	3,301	2,825

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Colombian pesos)

	Note	2020	2019	2018
Net income		315,359	3,214,567	2,786,435
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		8,556	(38,451)	37,325
Income tax	12.4	(4,940)	14,835	(7,663)
Net of tax amount		3,616	(23,616)	29,662
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain		(132,593)	56,496	23,648
Income tax	12.4	32,124	(12,607)	10,190
Net of tax amount		(100,469)	43,889	33,838
Gains on asset revaluation		3,561	-	-
Income tax	12.4	(1,211)	-	-
Net of tax amount		2,350	-	-
Total other comprehensive income that will not be reclassified to net income, net of tax		(94,503)	20,273	63,500
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
Gain on investments recycled to profit or loss upon disposal		19,249	(1,533)	1,965
Unrealized gain/(loss)		33,630	28,884	(24,286)
Changes in loss allowance for credit losses		432	324	2,444
Net of tax amount		53,311	27,675	(19,877)
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		339,475	104,955	1,043,593
Gain/(loss) on net investment hedge in foreign operations		(341,792)	(60,258)	(584,650)
Income tax	12.4	39,443	20,213	172,870
Net of tax amount		37,126	64,910	631,813
Unrealized gain/(loss) on investments in associates and joint ventures using equity method		5,020	8,151	2,581
Income tax	12.4	(89)	(32)	(663)
Net of tax amount		4,931	8,119	1,918
Total other comprehensive income that may be reclassified to net income, net of tax		95,368	100,704	613,854
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		865	120,977	677,354
Other comprehensive income, attributable to the Non-controlling interest		441,199	6,056	25,911
Total comprehensive income attributable to:		757,423	3,341,600	3,489,700
Equity holders of the Parent Company		276,859	3,238,328	3,336,218
Non-controlling interest		480,564	103,272	153,482

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
								Debt						Attributable
	Share	Additional	Appropiated			Equity		instruments						to owners		Non-
	Capital	Paid in	Reserves	Translation		Securities		at fair value	Revaluation		Employee	Retained	Net	of Parent		Controlling		Total
	(Note 22)	capital	(Note 23)	adjustment		throug hOCI		through OCI	of assets	Associates	Benefits	earnings	Income	Company		interest		equity
Balance as of January 1, 2020	480,914	4,857,454	10,413,092	2,947,112		432,748		7,798	-	7,012	(74,572)	4,695,010	3,117,351	26,883,919		1,921,700		28,805,619
Transfer to profit from previous years	-	-	-	-		-		-	-	-	-	3,117,351	(3,117,351)	-		-		-
Dividend payment corresponding to 509.704.584 common shares and 452.122.416 preferred shares without voting rights, subscribed and paid as of December 31, 2019, at a rate of COP 1.638 per share.	-	-	-	-		-		-	-	-	-	(1,517,771)	-	(1,517,771)		-		(1,517,771)
Other reserves	-	-	3,417,360	-		-		-	-	-	-	(3,437,360)	-	(20,000)	(1)	-		(20,000)
Realization of retained earnings	-	-	-	-		(131,949)	(2)	-	-	-	-	131,949	-	-		-		-
Others	-	-	152	-		-		-	-	-	-	8,877	-	9,029		-		9,029
Acquisition of the 40% of the common stock of Grupo Agromercantil Holding (GAH)(3)	-	-	-	-		-		-	-	-	-	913,193	-	913,193		(913,193)		-
Non-controlling interest	-	-	-	-		-		-	-	-	-	-	-	-		80,913		80,913
Net Income	-	-	-	-		-		-	-	-	-	-	275,994	275,994		39,365		315,359
Other comprehensive income	-	-	-	37,126	(4)	(100,469)		53,311	2,350	4,931	3,616	-	-	865		441,199	(4)	442,064
Balance as of December 31, 2020	480,914	4,857,454	13,830,604	2,984,238		200,330		61,109	2,350	11,943	(70,956)	3,911,249	275,994	26,545,229		1,569,984		28,115,213
(1)	Corresponds to the use of the donations for social purposes reserve, approved by the shareholders.
(2)	Mainly corresponds to partial payments of asset-backed securities investments.
(3)	On September 29, 2020, the Bank acquired an additional 40% of the common stock of Grupo Agromercantil Holding (GAH), after obtaining the necessary regulatory approvals. The purchase price paid was USD 289,144,606. For further information see Note 1. Reporting Entity.
(4)	As of September 30, 2020, the Bank determined that the presentation of the amounts of non-controlling interest, disclosed in its consolidated financial statements were incorrect due to a miscalculation in the translation from US dollars to Colombian pesos of the fair value of non-controlling interest in Grupo Agromercantil Holding S.A and therefore should be corrected. The error was originated when the Bank, applying the acquisition method registered the fair value of the non-controlling interest of Grupo Agromercantil Holding S.A, using an incorrect exchange rate to translate US dollars to Colombian pesos. Since the acquisition date, the amount of the error amounted to COP315,138 without any variation. For the purposes of the financial statements ending December 31, 2020 the Bank has increased Non-controlling interest line and decreased Accumulated foreign currency translation adjustments line by COP315,138, both in shareholder’s equity and, no other effects in accounts of financial statements were identified. According to the analysis performed, the Bank was determined that the correction of the presentation of the non-controlling interest and translation adjustment, should not be considered material for the financial statements, given the quantitative analysis and all qualitative considerations. For that reason the figures of non-controlling interest and translation adjustment have been corrected as of December 31, 2020 as an out of period adjustment.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
						Debt					Attributable
	Share	Additional	Appropiated		Equity	instruments					to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities	at fair value		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI	through OCI	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2019	480,914	4,857,454	9,741,774	2,882,202	392,707	(19,877)	(1,107)	(50,956)	3,906,945	2,658,864	24,848,920	1,806,305	26,655,225
Effect of adoption of new accounting standards (IFRS 16)	-	-	-	-	-	-	-	-	(181,100)	-	(181,100)	(3,148)	(184,248)
Shareholders' equity as of January 1, 2019 (adjusted)	480,914	4,857,454	9,741,774	2,882,202	392,707	(19,877)	(1,107)	(50,956)	3,725,845	2,658,864	24,667,820	1,803,157	26,470,977
Transfer to profit from previous years	-	-	-	-	-	-	-	-	2,658,864	(2,658,864)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2018, at a rate of COP 1,092 per share.	-	-	-	-	-	-	-	-	(992,613)	-	(992,613)	-	(992,613)
Release of reserves by law	-	-	(6,561)	-	-	-	-	-	6,561	-	-	-	-
Other reserves	-	-	677,879	-	-	-	-	-	(694,948)	-	(17,069)	-	(17,069)
Realization of retained earnings	-	-	-	-	(3,848)	-	-	-	3,848	-	-	-	-
Others	-	-	-	-	-	-	-	-	(12,547)	-	(12,547)	-	(12,547)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	15,271	15,271
Net Income	-	-	-	-	-	-	-	-	-	3,117,351	3,117,351	97,216	3,214,567
Other comprehensive income	-	-	-	64,910	43,889	27,675	8,119	(23,616)	-	-	120,977	6,056	127,033
Balance as of December 31, 2019	480,914	4,857,454	10,413,092	2,947,112	432,748	7,798	7,012	(74,572)	4,695,010	3,117,351	26,883,919	1,921,700	28,805,619

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
					Equity	Debt					Attributable
	Share	Additional	Appropiated		Securities	instruments					To owners	Non-
	Capital	Paid in	Reserves	Translation	at fair value	at fair value		Employee	Retained	Net	Of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	throughOCI	through OCI	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2018	480,914	4,857,454	9,045,155	2,250,389	379,513	-	(3,025)	(80,618)	3,568,182	2,615,000	23,112,964	1,316,586	24,429,550
Effect of adoption of new accounting standards (IFRS 9)	-	-	-	-	-	-	-	-	(731,640)	-	(731,640)	(18,141)	(749,781)
Shareholders' equity as of January 1, 2018 (adjusted)	480,914	4,857,454	9,045,155	2,250,389	379,513	-	(3,025)	(80,618)	2,836,542	2,615,000	22,381,324	1,298,445	23,679,769
Transfer to profit from previous years	-	-	-	-	-	-	-	-	2,615,000	(2,615,000)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2017, at a rate of COP 1,020 per share.	-	-	-	-	-	-	-	-	(923,362)	-	(923,362)	-	(923,362)
Legal reserve movements	-	-	579,254	-	-	-	-	-	(579,254)	-	-	-	-
Disposal of debt/equity instruments	-	-	-	-	(20,644)	-	-	-	20,644	-	-	-	-
Subsidiaries' liquidation	-	-	-	-	-	-	-	-	512	-	512	-	512
Realization of retained earnings	-	-	-	-	-	-	-	-	1,090	-	1,090	-	1,090
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	354,378	354,378
Other reserves(1)	-	-	117,365	-	-	-	-	-	(117,365)	-	-	-	-
Changes in shareholdings subsidiaries	-	-	-	-	-	-	-	-	53,138	-	53,138	-	53,138
Net income	-	-	-	-	-	-	-	-	-	2,658,864	2,658,864	127,571	2,786,435
Other comprehensive income	-	-	-	631,813	33,838	(19,877)	1,918	29,662	-	-	677,354	25,911	703,265
Balance as of December 31, 2018	480,914	4,857,454	9,741,774	2,882,202	392,707	(19,877)	(1,107)	(50,956)	3,906,945	2,658,864	24,848,920	1,806,305	26,655,225
(1)	This item corresponds to the dynamic reserves of Banistmo S.A., which correspond to an additional provision recognized on its low credit risk loan portfolio.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Colombian pesos)

	2020	2019	2018
Net income	315,359	3,214,567	2,786,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	736,367	677,253	467,777
Other assets impairment (Reversal)	101,423	147,337	(141,011)
Impairment of investments in associates(1)	4,399	-	-
Equity method	(136,596)	(249,231)	(187,814)
Credit impairment charges on loans and advances and financial leases	7,335,755	3,385,181	3,851,625
Credit impairment (recovery) charges on off balance sheet credit and other financial instruments	190,694	25,940	(8,553)
Gain on sales on assets held for sale and inventories	(65,932)	(93,548)	(75,976)
Gains on sale of loan portfolio	-	-	(12,556)
Valuation gain on investment securities	(814,164)	(1,113,392)	(630,904)
(Gain) loss upon disposal of investment in subsidiary and associates(2)	-	(77,916)	510
Valuation (losses) gain on derivative financial instruments	(629,258)	285,220	(244,613)
Income tax	(6,586)	1,262,964	829,435
Other non-cash items	(1,209)	70,833	90,251
Net interest	(10,269,969)	(10,448,526)	(10,371,051)
Change in operating assets and liabilities:
Decrease (Increase) in derivative financial instruments	236,143	219,259	(132,684)
Decrease in accounts receivable	(408,015)	(185,220)	(423,960)
Increase in loans and advances to customers	(7,440,568)	(12,140,001)	(12,952,529)
Decrease (Increase) in other assets	69,176	(986,022)	(282,703)
Decrease in accounts payable	(797,207)	(977,266)	(273,855)
(Decrease) Increase in other liabilities	(108,613)	41,234	189,868
Increase in deposits by customers	21,007,104	14,317,297	6,188,577
Decrease in estimated liabilities and provisions	(6,098)	(3,378)	(12,919)
Net changes in investment securities recognized at fair value through profit or loss	(7,514,600)	2,626,620	615,093
Proceeds from sales of assets held for sale	382,139	429,906	363,407
Proceed from sale of loan portfolio	-	-	511,864
Recovery of charged-off loans	436,908	551,650	459,860
Income tax paid	(359,187)	(251,712)	(167,856)
Dividend received	90,737	195,046	124,754
Interest received	15,031,229	17,387,534	15,585,632
Interest paid	(6,149,086)	(5,996,017)	(5,103,246)
Net cash provided by operating activities	11,230,345	12,315,612	1,042,858
Cash flows from investment activities:
Purchases of debt instruments at amortized cost	(3,670,705)	(2,800,997)	(2,380,202)
Proceeds from maturities of debt instruments at amortized cost	2,728,509	2,405,509	2,214,457
Purchases of debt instruments at fair value through OCI	(11,377,756)	(5,945,285)	(1,652,050)
Proceeds from debt instruments at fair value through OCI	7,339,264	5,426,410	1,525,435
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures	(111,349)	(40,712)	(289,361)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures	55,174	131,173	29,752
Purchases 40% of the shareholdings of Grupo Agromercantil Holding(3)	(1,117,680)	-	-
Purchases of premises and equipment and investment properties	(1,530,153)	(1,555,453)	(1,014,093)
Proceeds from sales of premises and equipment and investment properties	268,898	232,438	311,430
Net cash inflow from sale and liquidation of investments in subsidiaries(4)	-	70,306	26
Purchase of other long-term assets	(106,269)	(114,221)	(127,236)
Net cash used in investing activities	(7,522,067)	(2,190,832)	(1,381,842)
Cash flows from financing activities:
Increase (decrease) in repurchase agreements and other similar secured borrowing	903,120	(1,002,196)	(922,840)
Proceeds from borrowings from other financial institutions	12,453,666	11,741,311	15,774,251
Repayment of borrowings from other financial institutions	(14,919,903)	(14,365,716)	(14,472,128)
Payment of lease liability (5)	(139,559)	(124,817)	-
Placement of debt instruments in issue(6)	3,766,499.0	2,084,743	1,150,485
Payment of debt instruments in issue	(5,382,248)	(2,561,525)	(1,886,850)
Dividends paid	(1,555,821)	(1,032,492)	(735,798)
Transactions with non-controlling interests(7)	(41,194)	-	360,169
Net cash used in financing activities(8)	(4,915,440)	(5,260,692)	(732,711)
Effect of exchange rate changes on cash and cash equivalents	1,170,269	143,144	1,636,861
(Decrease) increase in cash and cash equivalents	(1,207,162)	4,864,088	(1,071,695)
Cash and cash equivalents at beginning of year	23,738,042	18,730,810	18,165,644
Cash and cash equivalents at end of year	23,701,149	23,738,042	18,730,810

(1)	For further information, see Note 8 investments in associates and joint ventures.
(2)	As of December 31, 2019, corresponds to gains on sale of investments in associates Concesiones CCFC, Avefarma S.A.S, Glashfarma Tech S.A.S and Panamerican Pharmaceutical Holding Inc. for COP 33,253, the winding up of joint venture Servicios de Aceptación S.A.S for COP 8,927 and the sale of subsidiaries Arrendamiento Operativo CIB and Fiduperú S.A, for COP 35,736. During 2020, no sales were made.
(3)	On September 29, 2020, Grupo Bancolombia acquired 40% of the shareholdings of Grupo Agromercantil Holding (GAH).
(4)	In March 2019, the Bank’s subsidiaries Renting Colombia S.A.S and Inversiones CFNS S.A.S closed the sale to Arval Relsa of 100% of the shares of Arrendamiento Operativo CIB S.A.C – Renting Peru, an operational leasing company incorporated and with operations in Peru. Arval Relsa is the joint venture between Arval (subsidiary of BNP Paribas, with more than one million vehicles in operational leasing) and Relsa (company with 15 years of experience in the Peruvian market) that seeks to strengthen the car leasing and vehicle fleet management businesses in Peru and Chile. The sale price amounted to USD 21.8 million.
(5)	Application of new standards in 2019 (IFRS 16).
(6)	For further information, see Note 18 Debt instruments in issues.
(7)	In 2018, this item corresponds mainly to the capitalization of Fondo de Capital Privado Fondo Inmobiliario Colombia.
(8)	For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

During the years ended December 31, 2020, 2019 and 2018, the Group entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 508,040, COP 508,441 and COP 521,718, respectively, which are not reflected in the consolidated statement of cash flows.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company or the Group, is a credit establishment, listed on the Colombia Stock Exchange (BVC), as well as on the New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, was originally constituted under the name Banco Industrial Colombiano (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

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

In March 2019, the subsidiaries Renting Colombia S.A.S and Inversiones CFNS S.A.S. closed the sale to Arval Relsa of 100% of the shares of Arrendamiento Operativo CIB S.A.C. – Renting Perú, an operational leasing company incorporated and with operations in Peru, and in July 2019 the Bank’s subsidiaries Fiduciaria Bancolombia and Banca de Inversion Bancolombia closed the sale to TMF Group Americas B.V. of 100% of the shares of FiduPeru S.A, a trust services company incorporated and with operations in Peru.

On September 29, 2020, the Bank acquired an additional 40% of the shareholdings of Grupo Agromercantil Holding (GAH), a company that owns the financial conglomerate Agromercantil of Guatemala, integrated among others, by Banco Agromercantil of Guatemala (BAM). The purchase price paid to the seller, BFC BAM Financial Corporation, was USD 289,144,606 (COP 1,117,680) *.

The effect on shareholders' equity is as follows:

Consideration paid to non-controlling interests	1,117,680
Carrying amount of non-controlling interests acquired	913,193	*
Excess of consideration paid recognized in the transactions with non-controlling interests reserve within equity	204,487	*

*Amounts in millions of COP

The Parent Company and its subsidiaries include the following operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, International Banking and Others. The activities carried out by each operating segment of the Bank are described in Note 3 Operating segments.

The Bank through its subsidiaries has banking, operational and international presence in Puerto Rico, Panama, Guatemala, Barbados and El Salvador. On October 5th, 2020, the Board of Directors of Bancolombia Panamá (Parent Company of Bancolombia Cayman) decided to wind-down the business and operations of its subsidiary in Cayman. This decision was mainly based on the Bank’s current financial strategy, seeking greater efficiencies and delivering a better value proposition to clients in its international operations. The wind-down is expected to be completed before the end of the year 2021. As a result of this process, Bancolombia Panama will become the holder of all the rights and obligations of Bancolombia Cayman and continue to offer its clients the portfolio of credit cards and related services.

As of December 31, 2020, the subsidiary Bancolombia Cayman recognized in its statement of financial position the assets and liabilities at their carrying value, including the credit card portfolio loans amounting to COP 6,539, debt investments amounting to COP 241,154, cash and cash equivalents amounting to COP 170,454 and other assets amounting to COP 622, and also including the liabilities in deposits from customers amounting to COP 299,253 and other liabilities amounting to COP 4,411. As of December 31, 2020, no guarantees, pledges or commitments have been given or received in respect of the aforementioned transaction between Parent Company (Panamá) and subsidiary (Cayman).

As of December 31, 2020, the Bank has 30,633 employees, and operates through 951 offices, 18,631 banking correspondents and 6,124 ATMs.

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

Impacts COVID-19 in the preparation of the consolidated financial statements

The coronavirus 2019 pandemic (COVID‑19) has affected the global economy during 2020. Virtually all industries faced challenges associated with liquidity concerns and specific sectors such as oil, air transportation and freight, entertainment, retail, restaurant, hospitality and tourism experienced a significant operational decline due to the quarantine measures adopted in the countries where the Group operates; however, at the end of 2020 these adverse effects have begun to diminish due to the economic reactivation that has allowed the resumption of the development of productive activity, achieving an improvement in the levels of employment, household income, and contained inflation, among others. This situation was evaluated periodically during 2020 by management to take all appropriate measures. The effects on the performance and financial position of the Bank are included in the accompanying notes of the Consolidated Financial Statements (see Notes 3 to 31). Likewise, the Bank considered the current economic environment, including the effects of the COVID-19 pandemic, on its businesses in preparation of the Consolidated Statement of Financial Condition, taking into account the best available reliable information and estimates made as of the date of preparation and issuance of the consolidated financial statements, related to a pandemic of this magnitude. For further information, see section ‘E. Use of estimates and judgments’ paragraph ‘10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates’ set out below.

Preparation of the consolidated financial statements under going concern basis

Management has also assessed the Bank’s ability to continue as a going concern and confirms that the Bank has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on the Bank's liquidity position at the date of financial statements authorization, and understanding the uncertainty about the development of the virus, management maintains a reasonable expectation that it has sufficient resources to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.

The financial statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets, liabilities and expenses that might otherwise be required if the going concern basis were not correct.

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

The consolidated financial statements are stated in Colombian pesos and, except earnings per share, diluted earnings per share and the market exchange rate, which are stated in units of Colombian pesos, its figures are stated in millions or billions (when indicated), while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

The Parent Company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (NCIF) applicable to separate financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the shareholders.

The separate financial statements are those presented by the Parent Company in which the entity elected to account for its investments in joint ventures and associates at cost, and the recognition and measurement of impairment for credit risk through allowances for loans losses are accounted for as required by the SFC.

B.    Presentation of financial statements

The Bank presents the consolidated statement of financial position ordered by liquidity and the consolidated statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset, unless such compensation is permitted or required by any accounting standard or interpretation and are described in the Bank's policies.

The statement of comprehensive income presents net income and items of other comprehensive income (OCI) classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. The Bank discloses the amount of income tax relating to each item of OCI.

The consolidated statement of cash flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.

C.    Consolidation

1.     Subsidiaries

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of December 31, 2020 and 2019. The Parent Company consolidates the financial results of the entities over which it exerts control.

In accordance with IFRS 10, a subsidiary is an entity controlled by any of the entities that comprise the Bank, as long as the controlling entity has:

●	Power over the investee that give it the ability to direct their relevant activities that significantly affect the investee’s returns.
●	Exposure or rights to variable returns for its involvement with the investee.

●	Ability to use its power over the investee to affect the investor’s returns.

This type of entities include cases where the Bank has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

			PROPORTION OF	PROPORTION OF	PROPORTION OF
	JURISDICTION		OWNERSHIP	OWNERSHIP	OWNERSHIP
ENTITY	OF	BUSINESS	INTEREST AND	INTEREST AND	INTEREST AND
	INCORPORATION		VOTING POWER	VOTING POWER	VOTING POWER
			HELD BY THE	HELD BY THE	HELD BY THE
			BANK 2020	BANK 2019	BANK 2018
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%	100.00%	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
Pasarela Colombia S.A.S. (before BIBA Inmobiliaria S.A.S.)	Colombia	Real estate broker	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	Real estate broker	49.96%	49.96%	51.29%
P.A. Inmuebles CEM(2)	Colombia	Mercantil trust	49.96%	-	-
P.A. Calle 92 FIC-11(2)	Colombia	Mercantil trust	32.47%	-	-
P.A. FIC Edificio Corfinsura(2)	Colombia	Mercantil trust	49.96%	-	-
P.A. FIC-A5(2)	Colombia	Mercantil trust	49.96%	-	-
P.A. FIC Inmuebles(2)	Colombia	Mercantil trust	49.96%	-	-
P.A. FIC Clínica de Prado(2)	Colombia	Mercantil trust	38.49%	-	-
P. A. FIC A6(2)	Colombia	Mercantil trust	49.96%	-	-
P.A. Central Point(2)	Colombia	Mercantil trust	37.47%	-	-
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(2)	Colombia	Mercantil trust	49.96%	-	-
P.A. Fideicomiso Twins Bay(2)	Colombia	Mercantil trust	49.96%	-	-
Fideicomiso Lote Av San Martín(2)	Colombia	Mercantil trust	49.96%	-	-
P.A. Fideicomiso Lote 30(2)	Colombia	Mercantil trust	49.96%	-	-
Valores Simesa S.A.(3)	Colombia	Investments	67.11%	67.11%	67.73%
Fideicomiso Lote Abelardo Castro	Colombia	Mercantil trust	66.77%	66.77%	67.39%
Fideicomiso Lote Distrito Vera B1B2(4)	Colombia	Mercantil trust	66.77%	66.77%	-
Fideicomiso Lote Distrito Vera B3B4(4)	Colombia	Mercantil trust	66.77%	66.77%	-
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Investments	99.17%	99.17%	99.16%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Financomer S.A.	Panama	Financial services	100.00%	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Banistmo Panama Fondo de Inversión S.A. (before Suvalor Panamá Fondos de Inversión S.A.)	Panama	Holding	100.00%	100.00%	100.00%
Fondo Renta Fija Valor, S.A. (before Suvalor Renta Fija Internacional Largo Plazo S.A.)(5)	Panama	Collective investment fund	-	-	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%	100.00%	100.00%
Suvalor Renta Variable Colombia S.A.(6)	Panama	Collective investment fund	100.00%	100.00%	-
Banistmo Capital Markets Group Inc.(7)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A.(7)	Panama	Real estate broker	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A.(7)	Panama	Real estate broker	100.00%	100.00%	100.00%
Steens Enterpresies S.A.(7)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A.(7)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.(8)	Panama	Holding	100.00%	60.00%	60.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Investments	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Arrendamiento Operativo CIB S.A.C.(9)	Peru	Operating leasing	-	-	100.00%
FiduPerú S.A. Sociedad Fiduciaria(9)	Peru	Trust	-	-	98.81%
Banco Agromercantil de Guatemala S.A.(8)	Guatemala	Banking	99.59%	59.72%	59.72%
Seguros Agromercantil de Guatemala S.A.(8)	Guatemala	Insurance company	79.90%	47.93%	47.93%
Financiera Agromercantil S.A.(8)	Guatemala	Financial services	100.00%	60.00%	60.00%
Agrovalores S.A.(8)	Guatemala	Securities brokerage	100.00%	60.00%	60.00%
Arrendadora Agromercantil S.A.(8)	Guatemala	Operating Leasing	100.00%	60.00%	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A.(8)(10)	Guatemala	Insurance company	100.00%	60.00%	60.00%
Asistencia y Ajustes S.A.(8)	Guatemala	Services	100.00%	60.00%	60.00%
Serproba S.A.(8)	Guatemala	Maintenance and remodeling services	100.00%	60.00%	60.00%
Servicios de Formalización S.A.(8)	Guatemala	Loans formalization	100.00%	60.00%	60.00%
Conserjería, Mantenimiento y Mensajería S.A.(8)(10)	Guatemala	Maintenance services	100.00%	60.00%	60.00%
Mercom Bank Ltd.(8)	Barbados	Banking	99.59%	59.72%	59.72%
New Alma Enterprises Ltd.(8)	Bahamas	Investments	99.59%	59.72%	59.72%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Bancolombia Cayman S.A.(11)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%	99.17%	99.16%

(1)	The Bank's shareholding decreased during 2019 and 2020. However, the entity is defined as a subsidiary, given the significant control and influence over the PA. management board responsible for appointing the management staff and the employees of the PA.
(2)	In 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition is met according to IFRS 10. This equity securities are considered as a business, because of its capacity to generate income.
(3)	The decrease in the shareholding is due to the repurchase outstanding stock carried out by the subsidiary during 2018 and 2019.
(4)	Investments effected in 2019.
(5)	Investment not consolidated during 2019 because it does not meet control requirements.
(6)	Investment consolidated by Banistmo during 2019.
(7)	Investments in non-operational stage.
(8)	On September 29, 2020, Grupo Bancolombia acquired 40% of the shareholdings of Grupo Agromercantil Holding (GAH), a company that owns the financial conglomerate Agromercantil of Guatemala.
(9)	Companies sold during 2019.
(10)	Companies in liquidation.
(11)	On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. The wind-down would be completed before the end of the year 2021. For further information, see Note 1. Reporting entity.

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the Parent Company shareholders equity and profit or loss. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank’s balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.

There are restrictions on the ability of the Parent Company to obtain distributions of capital, due to the regulatory requirements of its subsidiaries in Panama. Banistmo and Bancolombia Panama have net assets before intercompany eliminations amounting to COP 10,256,417 and COP 9,487,725 as of December 31, 2020 and 2019, respectively.

The loans and financial leases granted by those subsidiaries are subject to prudential regulation in Panama issued by the Panamanian Superintendency of Banks including a requirement to maintain minimum reserves as a countercyclical capital buffer. For the years ended as of December 31, 2020 and 2019, the reserves recognized amounted to COP 1,232,033 and COP 684,698. These requirements restrict the ability of the aforementioned subsidiaries to make remittances of dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

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

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and it is included in the carrying amount of the investment and it is not amortized. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment a single asset in accordance with IAS 36 Impairment of Assets. Impairment losses are recognized in net income and are calculated as the difference between the recoverable amount of the associate or joint venture, using the higher of its value in use and its fair value less costs of disposal, and its carrying value.

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

Under the equity method, the investment is initially recorded at cost and adjusted thereafter to recognize the Bank’s share of the profits or loss and other comprehensive income of the associate or join venture after the date of acquisition, less any impairment loss on the investment. When the Bank's share of losses of an associate or joint venture exceeds the Bank's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank's net investment in the associate or joint venture), the Bank discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

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

For further information, please see Note 8 Investments in associates and joint ventures.

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

The Bank consolidates the following funds:

		% of ownership	% of ownership	% of ownership	Assets managed
Name	Country	interest held by	interest held by	interest held by	December 31,	December 31,
		the Bank, 2020	the Bank, 2019	the Bank, 2018	2020	2019
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	49.96%	49.96%	51.29%	4,128,801	3,751,981
Fideicomiso Lote Abelardo Castro	Colombia	66.77%	66.77%	67.39%	13,314	12,900
Fideicomiso Lote Distrito Vera B1B2	Colombia	66.77%	66.77%	-	58,459	63,010
Fideicomiso Lote Distrito Vera B3B4	Colombia	66.77%	66.77%	-	56,364	60,684
Banistmo Panamá Fondo de Inversión S.A. (before Suvalor Panamá Fondos de Inversión S.A.)	Panamá	100.00%	100.00%	100.00%	522,777	500,922
(1)	In 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition is met according to IFRS 10. This equity securities are considered as a business, because of its capacity to generate income. For further information see Note 2.C. Consolidation.

For all the aforementioned funds, the Bank has participated in the design of the structured entity, establishes operating and financial decisions of the funds and is exposed to variable returns such as dividends or returns paid in quarterly installments.

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

6.1.  Significant non-controlling interest

FCP Fondo Inmobiliario Colombia

As of December 31, 2020, and 2019, the portion of non-controlling interest in the FCP Fondo Inmobiliario Colombia was 49.96%, which is considered as a significant non-controlling interest for the Bank and its subsidiaries. The principal place of business of FCP Fondo Inmobiliario Colombia is Bogotá (Colombia).

As of December 31, 2020, and 2019, there were no dividends declared by this subsidiary. In contrast, there were returns paid in quarterly installments due to the nature of its business, which mainly comprises long- term investment in real estate which is considered a low-risk portfolio.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, related to the FCP Fondo Inmobiliario Colombia:

	As of December 31, 2020	As of December 31, 2019
	In millions of COP
Assets	4,128,801	3,751,981
Liabilities	1,450,781	1,254,123
Net assets	2,678,020	2,497,858
	Year-Ended 2020	Year-Ended 2019	Year-Ended 2018
	In millions of COP
Condensed statement of income
Income
Valuation of investment properties	(8,251)	77,527	70,933
Valuation of trust rights	4	52,215	29,161
Rents	186,528	161,263	147,324
Profits of equity method investees	56,116	138,100	96,201
Other income	38,135	2,034	6,940
Total Income	272,532	431,139	350,559
Expenses
Interest on loans	(78,008)	(73,088)	(67,593)
Trust fees	(526)	(999)	(554)
Other expenses	(140,904)	(169,375)	(121,162)
Total Expenses	(219,438)	(243,462)	(189,309)
Net Income	53,094	187,677	161,250
Condensed cash flow
Net cash used in operating activities	(172,003)	(257,733)	(351,019)
Net cash provided by financing activities	235,214	256,787	334,197
Cash and cash equivalents at beginning of year	157	1,103	17,925
Cash and cash equivalents at end of year	63,368	157	1,103
(1)	In 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition is met according to IFRS 10. This equity securities are considered as a business, because of its capacity to generate income.

The information above are the amounts before inter-company eliminations.

As of December 31, 2020, 2019 and 2018, the profit allocated to non-controlling interest amounted to COP 26,599, COP 93,946 and COP 78,570, respectively.

As of December 31, 2020, 2019 and 2018, the accumulated non-controlling interest of the FCP Fondo Inmobiliario Colombia amounted to COP 1,340,317, COP 1,250,131 and COP 1,091,802, respectively.

Grupo Agromercantil Holding S.A.

On February 28 2020, the Bank announced that it received a notice from BAM Financial Corporation (“BFC”), which held a non-controlling interest of 40.00% of the common stock of Grupo Agromercantil Holding (GAH), in which BFC notified its decision to exercise a contractual put option for the sale of the GAH common stock held by BFC to Bancolombia Panama S.A. (the Bank’s subsidiary domiciled in Panama) in accordance with the preexisting agreements. On September 29, 2020, the regulatory authorizations were obtained to complete the acquisition of the remaining 40.00% of the shareholding of the GAH. With those authorizations, the 100.00% acquisition operation is completed. Therefore, in accordance with IFRS 10, changes in the parent’s ownership interest in the subsidiary are considered as equity transactions.

In a 2015 business combination, the Bank acquired control of Grupo Agromercantil Holding (GAH) through the acquisition of an additional 20.00% of the subscribed and paid capital; prior to that date, a non-controlling interest of 40.00% was held by the Bank. The consideration paid was based on the estimated consolidated net income of GAH as of December 31, 2015. As part of the modification of the agreement, the Bank entered into a put agreement to acquire the remaining 40.00% shares in GAH at a contractually determined future date and value.

The puttable non-controlling interest liability was recognized in the Bank’s statement of financial position and recognized the non-controlling interest at fair value within equity until the BFC’s non-controlling interest put option was exercised. In this latter case, the carrying amount of the non-controlling interest changed due to the purchase transaction performed in 2020, which modifies the portion of non-controlling interest in the subsidiary.

As of December 31, 2019, the portion of ownership in Grupo Agromercantil Holding by the non-controlling interest was 40.00%, which was considered as a significant non-controlling interest for the Bank and its subsidiaries. Guatemala is the principal place of business of GAH and its subsidiaries.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2019 and for the years ended December 31, 2019 and 2018 of GAH:

	As of December 31, 2019
In millions of COP
Assets	14,333,631
Liabilities	13,093,981
Equity	1,239,650
	Year-Ended 2019	Year-Ended 2018
In millions of COP
Condensed statement of income
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off-balance sheet credit instruments	218,536	388,932
Total fees and commission, net	132,845	111,932
Other operating income	68,288	52,286
Dividends received and equity method	668	579
Total operating income, net	420,337	553,729
Operating expenses	(478,133)	(458,277)
Income tax	19,367	(15,910)
Net income	(38,429)	79,542
Condensed cash flow
Net cash used in operating activities	(62,327)	(66,238)
Net cash provided by investing activities	273,604	244,949
Net cash used in financing activities	(26,926)	(2,983)
Translation adjustment	12,648	108,346
Cash and cash equivalents at beginning of year	1,500,647	1,216,573
Cash and cash equivalents at end of year	1,697,646	1,500,647
Other comprehensive income
Investments at fair value through OCI	(3,362)	(6,598)
Translation adjustment	9,281	43,803
Others	(8,093)	(3,922)
Total other comprehensive income	(2,174)	33,283

For the year 2020, 2019 and 2018, the dividends received from Grupo Agromercantil amounted to COP 85,297, COP 31,936 and COP 50,341, respectively.

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

2.     Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognized in net income. They are deferred in equity (other comprehensive income) if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in the statement of other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

3.     Foreign subsidiaries

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Bank´s presentation currency is translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position,
●	Income and expenses for each statement of income and statement of other comprehensive income are translated at average exchange rates, and
●	All resulting exchange differences are recognized in other comprehensive income in Translation adjustment reserve.

As part of the consolidation process, exchange differences arising from debt securities in issue and the portion of other financial securities designated as hedges of foreign operations that are determined to be an effective hedge are recognized in other comprehensive income in Translation adjustment reserve. When a foreign operation is sold or any debt securities in issue forming part of the net investment are repaid, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2020	December 31, 2019	December 31, 2018
Year end exchange rate	3,432.50	3,277.14	3,249.75
Average rate for the period ended at	3,691.27	3,282.39	2,956.55

4.     Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at banks and the Central Bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4 Cash and cash equivalents.

5.     Security deposits

Security deposits are assets pledged as collateral that correspond to cash guarantees made by the Bank to other financial institutions. The carrying amount is increased when a margin call is issued or when it is necessary to increase the trading quota; conversely, it is decreased when the aim is to lower that quota. The security deposits are recognized as other assets in the consolidated statement of financial position at the amount paid in favor of the counterpart and these assets are subject to interest recognition. These assets are included in the statement of financial position as “Other assets, net”.

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

7.2.  Offsetting of financial instruments

Financial assets and financial liabilities are reported on a net basis on the statement of financial position if and only if (i) there is currently a legally enforceable right to set off the recognized amounts and (ii) there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Bank does not offset income and expenses, unless required or permitted by an IFRS.

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

To determine fair value, characteristics of the asset or liability are taken into account in the same way that market participants would use when pricing the asset or liability at the measurement date; the following items are taken into consideration to assess the estimates:

●	Based on quoted prices (unadjusted) in active markets for identical assets or liabilities to which the Bank can access at the measurement date (level 1).
●	Based on inputs of valuation methodologies commonly used by the market participants, these inputs are other than quoted prices that are observable for the assets or liabilities, either directly or indirectly; considering inputs as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities like interest rates and yield curves observable at commonly quoted intervals, implied volatilities and credit spreads, and market-corroborated inputs (level 2).
●	Based on internal valuation techniques of discounted cash flow and other valuation methodologies, where one or more inputs are unobservable and therefore estimated by the Bank for the assets or liabilities, in the absence of observable inputs (level 3).

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

7.4.1 Money market operations

Interbank assets and interbank deposits

These are funds that the Bank lends to other financial institutions or borrows from the Central Bank and other financial institutions. The transactions in an asset position with maturity of up to ninety days are classified as cash equivalents as long as they are not impacted by market fluctuations. The operations in an asset position with maturity greater than ninety days and all the operations in a liability position are measured at amortized cost and presented as “Other assets, net” or “interbank deposits”, respectively.

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

7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVTOCI”

7.4.5.1 Allowance for loans, advances and leases

As described in section ‘E. Use of estimates and judgments’ paragraph ‘1. Credit risk Impairment’ and Note 6. Loans and advances to customers, net, management assessed the adequacy of the allowance for loan losses based on evaluations of the loan portfolio based on objective and subjective criteria. As disclosed by management, expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the prospective approach that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on the credit behavior and the future cash flows expected from the client.

At the end of each period, the Bank assesses the impairment model based on the expected loss of a financial asset or a group of them measured at amortized cost, or at fair value through other comprehensive income, where the impairment loss will be measured from “day 1” after its initial recognition. The model is structured in three phases in which the financial asset can be categorized, from its initial recognition, considering the degree of credit risk, and the circumstances that have produced a significant increase in it, as described below:

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk	(Credit-impaired assets)
12-month expected credit losses	since initial recognition)	Lifetime expected credit losses
Lifetime expected credit losses

The expected loss is based on estimates of losses, including reasonable information about past events, current situations and forecasts about future economic conditions. During 2020, some adjustments were implemented in the methodology, in order to determine the appropriate risk of the portfolio that presents  relief and lockdowns generated by the spread of the COVID-19. Among the main adjustments are:

1.	New criteria to classify the portfolio in stage 2 of the financial assets with active loan’s repayment schedule as a consequence of the COVID-19 crisis
2.	The Bank records a general Overlay provision adjustment on the population with financial relief caused by the COVID-19 pandemic.
3.	Moving averages comprising both observed and forecasted economic variables were introduced, as a way of adjusting models to the unexpected changes generated by the pandemic.
4.	Probability of default models (PD models) do not include information for the period in which SFC allowed supervised entities to reprofile all loans including grace periods or extended deadlines as a policy response to the pandemic.

These adjustments are explained in detail later

The Bank has determined that the measurement of impairment of the loan portfolio and financial leasing operations can be made through a collective or individual assessment in accordance with the amount of and characteristics of the loan.

Collective models include 12-months probability of default parameters (12-month PD), the lifetime probability of default (lifetime PD), loss given default (LGD), and exposure at default (EAD) with the inclusion of the prospective approach. The individual analysis methodology is applied to significant exposures and includes the evaluation of weighted loss scenarios, considering the macroeconomic forecasts and the special conditions of each debtor for the future generation of the cash flow.

Staging assessment

The staging assessment of a significant increase in credit risk can be classified in different stages:

●	Stage 1: Financial instruments that have not had a significant increase in credit risk since initial recognition or that have low credit risk at the reporting date.
●	Stage 2: Financial instruments that have had a significant increase in credit risk since initial recognition (unless they have low credit risk at the reporting date) but that do not have objective evidence of impairment.
●	Stage 3: Financial assets that have objective evidence of impairment (OEI) at the reporting date.

For each of the stages, an expected credit loss (ECL) will be calculated which will include current and future conditions, both, of the behavior of the portfolio and of different associated macroeconomic conditions. For stage 1, a 12-month ECL will be calculated which will acknowledge the expected credit losses that result from default events that are possible within 12 months after the reporting date, while for stage 2 and 3 a Lifetime ECL will be calculated which contains the expected credit losses that result from all possible default events over the expected life of the financial instrument.

Significant increase in risk

To establish whether an asset presents a significant increase in risk since the initial recognition, the Bank performs an assessment of quantitative and qualitative factors and reviews for each portfolio the rebuttable presumption of more than 30 days of default. The way in which the Bank determines whether the credit risk of financial instruments has increased significantly since the initial recognition is as follows:

Quantitative criteria

Lifetime PD assessment: the Bank has defined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. In order to measure this difference, two thresholds are defined:

◾	Absolute threshold: is the absolute difference between the value of the residual lifetime PD at the initial recognition and the current lifetime PD. This threshold determines the value from which a positive absolute variation identifies an increase in the risk of the instrument.
◾	Relative threshold: it is a percentage variation between the value of the residual lifetime PD at the initial recognition and the current lifetime PD. This threshold determines the value from which a positive percentage variation identifies an increase in the instrument risk.

In the event the comparison of PD’s results in the surpassing of one threshold but not the other, it is not considered that there is a significant increase in the risk for the instrument.

If the instrument does not exceed the threshold, other qualitative criteria are assessed, which can identify a significant increase credit risk even when the obligation is very close to expiration, this criterion are the following:

Qualitative criteria

◾	The assets restructured by risk, where the client is experiencing financial difficulties, are classified in stage 2 and provisioned by lifetime expected credit loss until the instrument is canceled, or cured, or it is transferred to stage

3 because it fulfills the definition of default. The following table shows the cure period of the assets restructured by risk:

Country	Portfolio	Months
	SMECommercial	36
Colombia	Corporate	Does not apply
	Mortgage	34
	Consumer	22
Panama	Consumer	19
	Mortgage	14
	Commercial	18
El Salvador	Consumer	18
	Mortgage	34

◾	Clients on the watch list with medium risk level.
◾	The Bank additionally reviews every six months if there are collective criteria for the migration of a group of clients to stage 2, for example, if a significant change has occurred from the origin in a specific product or geographic region or the occurrence of industry events, regulatory, market or any other that is considered a significant event with impact on the generation of future cash flow of the customer's operation.

The Bank implemented the following measures in Staging assessment as a consequence of the reprofile of the loan’s repayment schedule due to COVID-19:

1.	Clients identified with greater risk through the implementation of expert models and crisis forums are classified in stage 2.
2.	Clients with payment modifications that in the last year presented a default greater than 30 days are classified in stage 2.
3.	Clients with payment concessions cannot upgrade a stage for a period of 3 months after the payment concession was granted.
4.	Clients identified as affected by their ability to pay due to COVID-19 are classified in stage 2.

Refutable presumption of more than 30 days of default

The Bank has reviewed for each portfolio the presumption of a significant increase in 30 days past due and finds historical evidence that there is a relationship between this presumption and default, except for Banistmo's mortgage portfolio, where the Bank has refuted the presumption. The basis for refuting this presumption is that there is reasonable and sustainable information that shows that when the contractual payments are more than 30 days past due, this does not represent a significant increase in the credit risk of a financial instrument, the main causes being:

◾	Banistmo has a percentage of the mortgage portfolio that remain in the delinquency range of 31-60 days for operational issues due to the collection of checks (which generate a high operational burden), so that the payment usual practice exceeds 30 days, in accordance with IFRS 9.B5.5.20, when a non-payment is an administrative oversight, instead of a financial difficulty of the borrower it is possible to refute this presumption.
◾	There is no relationship between mortgages whose payments are past due for more than 30 days and the default.

In accordance with the previous paragraph, the significant increase in credit risk for Banistmo's mortgage portfolio is defined at 60 days past due.

The following table show the participation for each of the stages and the distribution of stage 2 is detailed for the reasons that represent the significant increase credit risk.

December 31, 2020

		Stage 2
Portfolio	Stage 1	Threshold	Watch list	Restructured **	More Than	COVID-19	Total	Stage 3
					30 Days*	Measures
Commercial	82.20%	20.80%	73.80%	0.80%	1.40%	3.20%	8.10%	9.70%
Consumer	82.30%	52.20%	0.10%	4.40%	12.00%	31.40%	11.00%	6.70%
Mortgage	83.80%	35.80%	0.10%	5.30%	7.80%	51.00%	11.80%	4.40%
Total Portfolio	82.40%	31.80%	40.70%	2.60%	5.40%	19.60%	9.30%	8.30%

*    The significant increase in credit risk for Banistmo’s mortgage portfolio is 60 days past due.

**   Restructured clients may also be shown in the columns Threshold and Watchlist if they are in those conditions too.

December 31, 2019

		Stage 2
Portfolio	Stage 1	Threshold	Watch list	Restructured **	More Than	Total	Stage 3
					30 Days*
Commercial	87.40%	26.77%	66.46%	3.76%	3.02%	4.84%	7.70%
Consumer	90.25%	57.62%	0.59%	18.36%	23.43%	5.05%	4.70%
Mortgage	89.86%	71.10%	0.03%	6.75%	22.12%	5.94%	4.21%
Total Portfolio	88.37%	40.93%	41.00%	7.42%	10.66%	5.04%	6.55%

*    The significant increase in credit risk for Banistmo's mortgage portfolio is 60 days past due.

**   Restructured clients may also be shown in the columns Threshold and Watchlist if they are in those conditions too.

Definition of default

To establish whether an asset is in default, the Bank performs an assessment of quantitative and qualitative factors and reviews for each portfolio the rebuttable presumption of more than 90 days of default.

The way in which the Bank determines if there is a breach is the following:

Quantitative criteria:

◾	Clients who present at least one written off loan.
◾	Clients who present 90 or more days past due.

Qualitative criteria:

◾	Clients in special states of restructuring or business reorganization and insolvency agreements.
◾	Clients on the watchlist with high risk level.
◾	The Bank also aligns all products of the same client’s modality to stage 3 when one of its obligations is in default.

Refutable presumption of more than 90 days of default

The Bank has reviewed for each portfolio the presumption of default in 90 days past due and finds historical evidence of high probability of loss at 90 days, except for Banistmo's mortgage portfolio, where the Bank has refuted the presumption. The basis for refuting this presumption is that there is historical evidence that shows that the default occurs at 180 days through the analysis of transition matrices, therefore the default for Banistmo’s portfolio is given at 180 days past due.

Measurement of expected credit losses by collective methodology:

The quantification of the expected credit losses collectively is done according to: the classification of the stages, the homogeneous groups defined in each type of portfolio and the client’s risk level.

The segmentation of homogeneous groups is carried out by type of client: for individuals it is grouped by product and for companies by industry segments defined from the sales level of the client.

Similarly, the risk level is assigned by type of client.For individuals, the risk is measured using a behavioral scoring model for consumer products and a behavioral scoring for housing products, the function of these models is to rank the clients according to risk and thus have a better follow-up with them, the scoring is fed by historical behavior and management variables for each one of the products. In Colombia and Panama, the rating system for the consumer portfolio is assessed using random forest methodology, mathematical models which allow for a greater number of variables related to the client and have more precise rating consistent with the level of risk. These methodologies have a fundamental role in the evaluation and monitoring of credit risk.

For companies, the level of risk is measured based on an internal rating model, which uses qualitative and quantitative variables as financial indicators of the client and then ranked on a scale between 8 and 19 levels. The qualification programs of the region, factors of the local market and the knowledge of the client in the market, beyond their financial figures, are involved in this process. In Colombia, a random forest methodology model is used for rating the SME portfolio; these are mathematical models which allows to use a greater number of variables related to the client and have more precise rating consistent with the level of risk. These methodologies have a fundamental role in the evaluation and monitoring of credit risk.

The Bank implemented the following measures in the assignment of the score as a consequence of the reprofile of the loan’s repayment schedule due to COVID-19:

1.	Commercial Clients are individually analyzed trough crisis forums and the portfolio rating process carried out at the end of 2020.
2.	Minimum score for modified or restructured clients.
3.	Individual clients with consumer loans portfolio with active loan’s repayment schedule at closing is assigned the highest impairment rating between the current month and the rating before COVID-19 pandemic arrived in the region (February 2020).
4.	Individual clients with consumer loans portfolio whose reprofile of the loan’s repayment schedule ended in a less than 4 months period and did not make any payments are impaired to the highest rating.

For further details, please see Note 31 Risk management, section: Description of Loans and Financial Leases.

To estimate the expected credit losses (ECL) under the collective methodology, the following formula is used:

ECL = Probability of Default * Loss Given Default * Esposure At Default

The factors are estimated using statistical models developed from internal historical information of the entity and then adjusted with forward-looking information as described below:

●	Probability of Default (PD). Estimated probability of occurrence of a default of an instrument. IFRS 9 proposes the specification of this parameter and its application according to the classification of stages 1, 2 and 3.
o	PD 12 months: The estimated probability of occurrence of a default in the next 12 months of the instrument’s life as of the date of analysis. The Bank defines the use of PD 12 months for current portfolio that does not present a significant increase in credit risk or any impairment evidence (portfolio classified in stage 1). To estimate the probability of default for 12 months, the Bank uses traditional techniques such as logistic regression, modeling the behavior of the portfolio by level of risk for each of the segments.

o	Lifetime PD: The estimated probability of occurrence of a default over the remaining life of an instrument, being dependent on the conditions of the product and the level of risk. The Bank defines the use of lifetime PD for portfolio with a significant increase in credit risk (portfolio classified in stage 2). The Bank estimates this factor using survival models which propose a statistical analysis to quantify the survival rate of a portfolio for a given period. One of the advantages of the model is the inclusion of censored data within the analysis, that is, those instruments that leave the portfolio during the observation period for various reasons (cancellations, sales, etc.).
o	PD stage 3: The customers evaluated by the collective methodology in stage 3 have an associated probability of default of 100%.
●	Loss Given Default (LGD): The severity or Loss Given Default is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is = 1- Recovery Percentage, where the recovery percentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, the use of appraisals to determine the value of the collateral and time to repossession and recovery costs observed.
●	Exposure at Default: The exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), this is based on the contractual repayments owed by the borrower over a 12month or lifetime basis.

For revolving products and those with an available quota that is likely to be used in its entirety, the Exposure At Default (EAD) estimate considers the use of the CCF (risk conversion factor), in order to find a relationship corresponding to the used and unused component of the instrument. To estimate the expected credit losses (ECL) it's considered a component of probability of revolving products becoming loan.

In order to estimate the lifetime expected credit loss, the exposed balance is projected annually, taking into account the discount of contractual payments agreed with the client for each year. The discount of the flows is made at the effective interest rate or an approximation of it.

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

Thematic Perspective: in the first instance, a series of external variables are defined, which are those whose values are established at a global level and in whose definition the idiosyncratic dynamics of the analyzed country have no incidence. As these are issues whose detailed study is beyond the scope of the Corporate Economic Research team, the Bank take as reference the estimates made by external analysts.

Analytical Perspective: this consists in the compilation of the historical information for the most important economic and financial variables of the country. The information bases are compiled from official sources, which mostly correspond to official authorities, such as the Superintendency or Central Bank of each country. The Bank estimates forecasts based on time series models widely used in econometrics.

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

The Bank considers that keeping the five years onwards of projection results in the better estimate, taking into account that the average economic cycle is approximately between 4 and 4.5 years (referenced by the Bank’s  economic research area, with historical data between 1906 and 2018). Therefore, five years of projection are enough to reflect the economic cycle dynamics, because the last year already has the equilibrium tendency immersed.

Economic scenario weightings

To incorporate not only a perspective, but also to recognize the uncertainty surrounding the short and medium-term economic context that the country will experience, the projection work incorporates three scenarios: base, optimistic and pessimistic.

It is intended that each one of them contains reasonable expectations and that each has a relevant level of probability associated with it. In other words, we seek to formulate possible, not extreme, scenarios. The projections of the base scenario correspond to the average estimate of the analysts (60%), while for the pessimistic scenario the observation of the 20th percentile is taken and for the optimistic scenario the 80th percentile.

The base scenario corresponds to the one with the highest probability of occurrence and comes directly from the results of the projection models developed for each indicator, this scenario had a weighting of 60% in 2019. On the other hand, both the optimistic and the pessimistic scenarios are determined based on the values of the base scenario adjusted according to the standard error of the projections (each scenario has a weighting of 20%).

However, due to economic events and risks related to COVID-19, at the closure of 2020 these weights were modified. In particular, the weights were distributed as follows: base scenario with a weighting of 60%, pessimistic scenario with a weighting of 30%, and finally optimistic scenario with a weighting of 10%.

The change in weights is mainly based on the impact that the crisis had throughout the year on the distribution of GDP growth forecasts. With the support of the Bank’s transactional information, it was possible to recognize early the impact of the consecutive extensions of the measures to contain the spread of the virus on the forecasts of GDP growth. Since the shock generated by the pandemic led to a severe deterioration of real and financial variables, probabilities assigned to economic scenarios were adjusted in order to incorporate a higher like hood of negative outcomes.

The current situation due to COVID-19 represents significant challenges for expected loss models (ECL). The first challenge stems from the radical change in a country's economic prospects. Default probability models incorporate between five and seven years of recent history for their estimation. This recent history is characterized by good performance for most of the indicators. These indicators are characterized by stable, albeit moderate, GDP growth, contained inflation, and stable or declining unemployment rates. However, the new macroeconomic projections include a rapid contraction of GDP for 2020 and in some cases 2021 and 2022, rising unemployment and significant volatility in consumer prices.

In accordance with the above, one of the main impacts on the provision is due to the update of the macroeconomic scenarios. This update considered the duration of the suggested or forced lockdowns, and the measures announced by national governments to reestablish the economy. To the extent that the severity of the economic shock depends on the actions of governments, as well as the evolution of the health situation, different probabilities of occurrence have been assigned to the base, pessimistic and optimistic scenarios. These probabilities reflect the expectations that the Bank has regarding economic developments and have been updated using the best available and reliable information on past events, current conditions and economic forecasts.

A moving average of the macroeconomic variables was performed by the Bank, following the recommendations made by the International Accounting Standards Board (IASB), in order to consider the guidelines issued by international regulators regarding the application of the IFRS 9 standard in the context of the COVID-19 pandemic as a means to avoid excessively procyclical assumptions when determining the provisions caused by the volatility of the macroeconomic forecasts that result in the constitution of significant allowances for loans followed by releases of allowances for loans in comparable magnitudes.

The two forms of moving average used were a seven -and thirteen-month window centered on the month of analysis. Thus, the new softened economic series will be for each month the average of the previous three or six months, of the current month and that of the following three or six months. These moving averages levels will be denoted "3-1-3" and "6-1-6", respectively.

Below is the moving averages applied to each geography in:

◾	Panama: 6-1-6 moving averages.
◾	Colombia, El Salvador and Guatemala: 3-1-3 moving averages.

The following is a comparison of the main macroeconomic variable projected in each country, "GDP growth" used to estimate ECL as of December 31, 2019 and December 31, 2020:

As of December 31, 2020
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2020	(6.50)%	(7.40)%	(9.80)%	(17.70)%	(19.20)%	(21.70)%
2021	8.20%	5.70%	3.20%	10.00%	6.50%	2.90%
2022	5.50%	4.50%	4.00%	5.80%	4.80%	3.80%

As of December 31, 2020
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2020	(1.60)%	(2.90)%	(3.50)%	(6.00)%	(7.00)%	(8.20)%
2021	3.50%	3.00%	2.50%	4.40%	3.40%	2.60%
2022	4.00%	3.50%	2.80%	3.70%	3.00%	2.40%

As of December 31, 2019
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2020	3.60%	3.30%	2.90%	4.40%	4.20%	4.00%
2021	3.60%	3.30%	3.00%	4.80%	4.60%	4.30%
2022	3.70%	3.40%	3.10%	5.60%	5.10%	4.60%

As of December 31, 2019
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2020	3.90%	3.50%	3.20%	2.70%	2.40%	1.90%
2021	4.00%	3.60%	3.30%	2.70%	2.40%	1.90%
2022	4.00%	3.60%	3.30%	2.70%	2.40%	1.90%

Special methodologies applied in stage 3

Collateral methodology

For defaulted loans (stage 3) when it is determined that the fundamental source of collection of the loan is a guarantee, the amount of the loss is estimated as the balance owed minus the weighted net present value of the market value of the collateral, estimated through appraisals with an age no longer than one year, minus the costs of obtaining and selling the collateral, and affected by several macroeconomic scenarios with an expected probability of occurrence that result in a weighted expected loss.

Individual methodology:

The Bank will individually evaluate defaulted loans (stage 3) greater than COP 15,000 or USD 5 millions for foreign subsidiaries, analyzing the debt profile of each debtor, the guarantees granted and information on the credit behavior of the client and of the sector. Significant financial assets are considered in default when, based on current or past information and events, it is probable that the entity will not be able to recover all the amounts described in the original contract, including the interest and commissions agreed to in the contract. When a significant financial asset has been identified as being in default, the amount of the loss is measured as the balance due minus the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence.

Customers classified as individual net present value (NPV) will be evaluated at least twice a year and additionally each time a relevant event occurs that reflects in significant changes in their level of risk and that leads to a change in the scenarios previously analyzed. The relevant events can be:

●	Significant changes in the value of the guarantee.
●	Expected or adverse changes in the business.
●	Potentially shocking regulatory changes for the business.
●	Changes they make in their commercial and operational dynamics.
●	Significant amount of payments made by the client.

To establish the future cash flows expected from the client, two approaches are presented, which may be via cash flow generation or via execution of some type of guarantee or liquidation of assets, that is, “Going Concern” or “Gone Concern” approach.

Approach via cash flow: This refers to an analysis under the premise of "GOING CONCERN", that is, it is assumed that the payment of the obligation will be made through the client's cash flow. The expected NPV calculation with a cash flow approach includes:

●	Financial projections of the client.
●	Debt simulator.
●	Expected NPV calculation.

Approach via guarantee recovery: This refers to the "GONE CONCERN", that is, it is assumed that the payment of the obligation will be given through the execution of guarantees, liquidation of assets, the execution of personal guarantees and adjudication of assets through judicial processes. The calculation of the NPV with guarantee approach includes:

●	Analysis of the guarantee.
●	Future value of the guarantee.
●	NPV calculation.
●	Recovery times.

Future cash flows are estimated based on two scenarios (base and alternative) that can be affected by the aforementioned variables.

Additional provision for COVID-19

The Bank recorded a general provision adjustment (called overlay) on the population subject to relief arising from the COVID-19 pandemic. The objective of the methodology is to replicate in the loans subject to relief the behavior that the portfolio normally presents through historical behavior factors and to estimate the additional expense that is no longer being recognized due to the masking of the behavior of the portfolio as a result of the applied relief.

There are 6 historical behavioral factors to measure the level of risk in the population subject to relief:

●	Rollover rate to stage 2: clients migrating from stage 1 to stage 2.
●	Rollover rate to stage 3: clients migrating from stage 2 to 3.
●	Stage 2 to stage 1 upgrade rate: Customers upgrading from stage 2 to 1.
●	Stage 1 rating deterioration rate: clients classified in stage 1 but deteriorate their internal rating level.
●	Stage 1 rating improvement rate: Clients classified in stage 1 and improve their internal rating level.
●	Stage 2 rating deterioration rate: clients classified in stage 2 but deteriorate their internal rating level.

The historical rolling rates were estimated through the average between December 2019 and February 2020, which correspond to the closest months before the COVID-19 crisis in the region, in order to collect a PiT (Point in Time) behavior.

The Bank assesses the corresponding rolling rates during the COVID-19 pandemic, if these values were lower than the historical rates, an additional allowance is accounted.

7.4.5.2 Investment Impairment

Investments are classified in stages according to the risk level (rating) as follows:

Stage 1:

◾	Investments rated at investment grade.
◾	Investments rated at speculation grade if:
●	The current external rating is maintained or improved against the rating granted on the date of purchase.
●	If there is a rating deterioration, lower than the notches that determine a significant increase in risk.

Stage 2:

◾	Investments that pass from an investment grade rating to speculation level.
◾	If there is a ranting deterioration in the notches that determine a significant increase in risk.

Stage 3:

◾	Investments that are classified as default.

Significant increase in risk

Investments classified in stage 2 include those instruments that meet the corporate definition of a significant increase in risk. To establish whether a security has a significant increase in risk since the initial recognition, an assessment of the deterioration of the rating in the current date is made against the rating granted at the time of purchase, according to the origin classification there may be an increase with 1, 2 or 3 notches as shown in the following table:

EXTERNAL RATING ORIGIN	SIGNIFICANT INCREASE
IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch

Measurement of expected losses:

[Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)

◾	All instruments classified in stage 1 will be assigned a default probability for 12 months.
◾	All instruments classified in stage 2 will be assigned a probability of default for the life of the instrument.
◾	All instruments classified in stage 3 will be assigned a default probability of 100%.

To estimate the impairment of the instruments if the issue has an external rating, provision is made with the PD (Probability of default) of the external rating agency, if it does not have an external rating, it is determined from the internal rating model and the default probability of the portfolio.

In all cases, the LGD (Loss Given Default) is the parameter calculated by the external rating agency for the investment portfolio.

7.4.6 Restructured financial assets and modifications

A financial asset may be modified by changing the contractual terms due to financial difficulties of the debtor or for other commercial reasons.

Restructuring

Loan restructuring is an alternative to achieve a proper collection management. The loan restructuring is implemented through amendments to the contractual terms, resulting in changes of rates and payment terms. However, at the time of restructuring, the Bank seeks to retain and enhance the collateral available if possible.

In the restructuring, real and personal property can be received as foreclosed assets to cancel partially the receivables. The terms are reviewed in each negotiation to determine if the client should continue in the portfolio and if so, the terms to restore the business relationship after a certain time.

Restructuring due to customer’s credit risk difficulties is typically assessed as a non-substantial modification and therefore it does not lead to derecognition. When a financial asset is restructured, the difference between the original contractual cash flow and the new cash flow of the restructured asset discounted at the original effective interest rate is recognized as a gain or loss in the income statement as ‘interest income’, and the costs and fees are deferred and will be amortized by the remaining life of the modified asset.

Modifications

For other commercial modifications, the Bank assess whether the modification is substantial, given the fact that the changes in contractual terms differ substantially from the original contract, based on the analysis of qualitative variables and quantitative assessments in some cases. When the modifications result in a derecognition, the renegotiated contract is a new loan and the impairment is evaluated in accordance with the Bank's risk policy, initially recognizing the loan in stage 1, and evaluating the significant increases on credit risk from the date of modification onwards. Likewise, the costs and fees are written off, which are recognized immediately in the income statement. New credit-impaired loans purchased or originated are not recognized.

Modifications that do not result in derecognition are assessed as non-substantial modifications, and the carrying amount is recalculated as the present value of the modified contractual cash flows discounted at the original interest rate, recognizing the effect of modification in the income statement as ‘interest income’. Similarly, costs and fees are deferred and will be amortized for the remaining life of the modified asset.

For further information about the relief provided by the Bank to company and individual customers and the impact on provisions for impairment of financial assets, see section ‘E. Use of estimates and judgments’ paragraph ‘10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates’ set out below and Note 31. Risk management.

7.4.7 Leasing

7.4.7.1 The Bank as lessee

Application since January 1, 2019:

On entering a new lease contract, the Bank recognizes a right-of-use asset and a liability. Both the right-of-use asset and the lease liability are measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. Additionally, the right-of-use asset includes 1) the amount of the initial measurement of the lease liability; 2) lease payments made or cost incurred by the lessee at or before the commencement date, less any lease incentives received; and 3) costs to be incurred in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required.

Subsequently, the Bank measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The Bank measures the lease liability by increasing the carrying amount to reflect interest on the lease liability; reducing the carrying amount to reflect the lease payments made; and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability for each period.

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

Accounting policy applied until December 31, 2018:

The assets leased under financial leases are recognized at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Such assets are recognized as premises and equipment in the statement of financial position.

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

The following are indications of transfer of risk and rewards of ownership to the lessee:

●	The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset upon termination of the lease.
●	The term of the lease covers most of the economic life of the asset even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e. when the minimum lease term represents 75% or more of the economic life of the leased asset.
●	At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
●	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

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

7.5.1 Compound instruments

Compound financial instruments that are comprised of both a liability and equity component must be separated and accounted for separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument considered as a whole is the residual value assigned to the equity component. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period in accordance with the Bank’s bylaws.

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

7.6 Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Bank has transferred substantially all the risks and rewards of ownership or when the Bank neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between (a) the carrying amount (measured at the date of derecognition) and (b) the consideration received (including any new asset obtained less any new liability assumed) is recognized in net income.

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

Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation and the probable recovery percentage given the existence or lack of collateral. When default conditions are present, it is initially necessary to evaluate whether the collateral that supports the loan generates a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the financial statements.

7.7. Derivatives financial instruments

A financial derivative is an instrument whose value changes in response to changes in a variable such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial payment, or a smaller investment than would be required for other financial instruments with a similar response to changes in market conditions, and it is generally settled at a future date. The Bank recognizes its derivatives financial instruments at fair value based on the prices and methodologies provided by the official pricing services provider (Precia). Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability. For further information, see Note 30. Fair value of assets and liabilities, section d. Credit valuation adjustment.

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

7.7.1 Hedge accounting

Fair value hedges are used by the Bank, through its Panamanian subsidiary, Banistmo, to protect against changes in the fair value of investment securities that are attributable to interest rate variability. The Bank applied the hedge accounting provisions required by IFRS 9 prospectively from January 01, 2019 and assessed that all qualifying criteria under IFRS 9  were met at the date when it ceased to apply hedge requirements of IAS 39. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.

The Bank assesses at the inception of the hedge and on a monthly basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):

●	Economic relationship between the hedging instrument and the hedged item.

●	The effect of credit risk does not predominate over the value of the economic relationship.
●	Designated hedge ratio is consistent with risk management strategy.

The Bank discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective. When hedge accounting for a fair value hedge is terminated, the previous adjustments related to the changes in fair value of the hedged item are subsequently recorded in the consolidated statement of income in the same manner as other components of the carrying amount of that asset. When hedge accounting for a cash flow hedge is terminated, the accumulated gains and losses recorded in equity will be reclassified to the Statement of Income in the same period or periods during which the hedged expected future cash flows are realized.

Before the establishment of hedge accounting, the Bank documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Risk Management Committee as the body designated by the Board of Directors.

Hedge relationships are classified and accounted for in the following ways:

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

7.8. Day one profit adjustment

If an asset has been acquired, or a liability has been assumed, in a market transaction, it might be assumed that the transaction price can be taken to be the fair value of the asset or the liability. However, the fair value of the financial asset or financial liability can be different from the transaction price at initial recognition. When the amounts are not equal, the asset or liability should be measured at fair value and the difference between the transaction price and fair value is required to be recognized as follows:

●	If the fair value is assessed as Level 1 based on the inputs or the valuation technique applied uses only data from observable markets, therefore Bank recognizes the difference as a gain or loss on initial recognition.
●	In all other circumstances, the Bank defers day one gain or loss recognition in the statement of income over the life of the transaction.

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

The Bank assesses at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. If there is any indication of impairment, the Bank estimates the recoverable amount of the assets and then recognizes the impairment loss in the consolidated statement of income.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recognized in the statement of income as ‘impairment, depreciation and amortization’.

When the carrying value exceeds the recoverable value (the greater of fair value less the costs of sale and value in use), the carrying value is adjusted to its recoverable value, modifying the future charges for depreciation, according to its new remaining useful life.

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

When intangible assets with finite useful life are written-off, the expected of the future economic benefits period is reduced to increase the amount of amortization, resulting in the derecognition of the intangible asset in a shorter period than initially estimated.

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

The Bank’s intangible assets comprise mainly intangibles of finite useful life: licenses, software and computer applications, client relationships and the legal stability agreement signed with the Ministry of Finance and Public Credit (See Note 9. Goodwill and intangible assets, net), customer relationships and patents. Intangibles of indefinite useful life include Goodwill.

For further information on the effects of the COVID-19 pandemic, see section ‘E. Use of estimates and judgments’ paragraph ‘10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates’ set out below.

10.1 Research and development costs

The research costs are recorded as expenses as they are incurred.

Costs directly related to the development of a stand-alone project are recognized as intangible assets when the following criteria are met:

●	It is technically feasible to complete the intangible asset so that it will be available for use or sale;
●	Management intends to complete the intangible asset and use or sell it;
●	There is an ability to use or sell the intangible asset;
●	It can be demonstrated how the asset will generate probable future economic benefits;
●	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

●	The expenditure attributable to the intangible asset during its development can be reliably measured.

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

The inventories of returned property are recognized as an asset from the date on which the Bank assumes the risks and benefits of the inventories, provided that the cost of the asset can be reliably measured, and it is probable that it will generate future economic benefits.

The inventories of returned property are valued using the specific identification method and their costs include the carrying value at the time the asset is returned.

The carrying value of returned property is measured at the lower of cost and net realisable value (NRV). The net realisable value is the estimated selling price in the ordinary course of business less estimated costs to sell. The adjustment in the carrying value to reflect the NRV is recognized in the statement of income for the period in which the goods are returned. The value of any reversion that comes from an increase in the NRV in which the increase occurs is recognized as a lower expense in the period.

Other new inventories are measured initially at acquisition cost which comprises the sum of the purchase price, the import costs (if applicable), the non-recoverable taxes paid, the storage, the transport costs, and other attributable or necessary costs for their acquisition, less discounts, reductions or similar items. Those inventories do not include selling costs.

The Bank must review the NRV of its inventories at least annually or whenever necessary if indicated by market conditions. Any write-down adjustment must be recognized directly in the statement of income.

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

Management has developed quantitative thresholds such as ‘rules of thumb’ to determine the materiality of major line of business. In the absent of particular standards, a line of business below the threshold of 5% of net assets in the statement of financial position is not considered material.

13. Impairment of non-financial assets and cash-generating units and goodwill

The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually.

Recoverable amount is determined by management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. Determination of the recoverable amount requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the appropriate discount rate and growth rate, estimation of the recoverable amount of cash generation units and the valuation of the separable assets of each business whose goodwill is being reviewed.

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

14. Other assets

The Bank presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with the requirements to be recognized as assets held for sale and where there are no plans to use them in the supply of services or for administrative purposes.

Foreclosed assets are initially recognized at the lower of net amount of the charged-off financial assets to which the foreclosed assets relate and net realizable value of the foreclosed asset (the net realizable value will be the estimated selling price of the asset or its awarding value, less the estimated costs necessary to carry out its sale), pending obtaining a plan for its commercialization. If net amount of the charged-off financial assets is greater than net realizable value of the foreclosed asset, an adjustment for impairment of credit risk of the financial asset is recorded in the results for the period.

There is evidence of impairment when these group of assets remain in the statement of financial position for a period of time exceeding one year from the reception date, without buyer having been found, despite the Bank’s ongoing efforts to sell them (even adjusting the selling price).

Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable" and a complete impairment is carried out.

15. Employee benefits

15.1 Short term benefits

The Bank grants to its employee´s short-term benefits such as bonuses based on added value to clients and the Bank’s results (which was not applicable for the year 2020), salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 19. Employee benefit plans.

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

17.   Customer loyalty program

The Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using the Bank's credit cards and the fulfillment of certain conditions established in such program. The redemption of points for prizes is carried out by a third party. According to IFRS 15, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fees and commission income, considering the total number of points that can be redeemed over the accumulated prizes and taking into account the probability of redemptions.

18.   Revenue recognition

The Bank recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled in exchange for such assets or services. The recognition and measurement of interest income and dividend income from debt and equity instruments are not within the scope of IFRS 15. Instead, they are within the scope of IFRS 9.

The Bank evaluates the contracts and commitments established with customers, identifying compliance with the five steps established in IFRS 15 as follows:

1.	Identifying the contract: the parties’ rights, payment conditions, evaluation of the commercial basis and characteristics of the consideration are identified, and the Bank evaluates if there are modifications or combinations that apply.
2.	Identifying performance obligations: The Bank evaluates the commitments included in the entity's contracts to identify when the customer makes use of the service and whether the obligations are identifiable separately.
3.	Determining the transaction price: The characteristics of the amounts for which the agreed services were exchanged are reviewed in the Bank’s contracts, to estimate the effect of the variable consideration in kind, or others payable to the customer.

4.	Allocating the transaction price to performance obligations: In the evaluation of prices to the Bank’s contracts, these are designated individually to the services provided by the Bank, even for products where there are packaged commitments.
5.	Satisfaction of performance obligations: The obligations established in contracts with customers are satisfied when the control of the service is transferred to the customer and the recognition is performed as established in IFRS 15 over time or at a point in time.

The Bank satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a)	The Bank’s performance does not create an asset with an alternative use for the entity, and it has an enforceable right to receive payment for the performance completed to date.
b)	The Bank’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and consumes the benefits provided by the Bank’s performance as the Bank performs.

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

18.3. Dividend revenue

For the investments that are not associates or joint ventures, dividends are recognized when the right to payment of the Bank is established, which is generally when the shareholders declares the dividend. These are included in the statement of income as dividends received and share of profits of equity method investees.

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

Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that The Bank will have sufficient taxable income in the future that allow it to be recovered based on the stand-alone entity expected cash flow forecast for the next three years.

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

The deferred tax expense is recognized in the statement of income under the heading Income Tax, except when referring to amounts directly recognized in OCI (Other Comprehensive Income).

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

Transfer pricing policy

The Bank has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The policy takes into account the regulation for the parent company provided for in the Organic Statute of the Financial System (article 119 numeral 4) which in relation to the autonomy of the subsidiaries states that: "The activity of the subsidiaries of entities subject to the control and supervision of the SFC must be carried out in conditions of independence and administrative autonomy, so that they have sufficient capacity of own decision to carry out the operations that constitute their object”.

The Bank recognizes arm’s length operations with economic links. These operations are documented and reported to the tax administration according to the last evaluation date corresponding to the previous year.

20. Operating segments

Operating segments are defined as components of the Bank that are engaged in business activities from which they may earn revenues and incur expenses, for which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

To calculate diluted earnings per share, the net income attributable to ordinary equity holders, and the weighted average number of outstanding shares, is adjusted by the dilutive effects inherent to potential ordinary shares. Currently, the Bank does not have any dilutive instruments as to be considered in diluted earnings per share due to the fact that the Bank’s current common shares are anti-dilutive.

22. Paid-in capital

Paid in capital represents the amount paid by the shareholders in excess of the nominal value of the shares.

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

The significant accounting estimates that the Bank uses in preparing its consolidated financial statements are detailed below:

1.     Credit risk impairment

As disclosed by management and described in section ‘D. Significant Accounting Policies’ paragraph 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVTOCI”, expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the prospective approach that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the future cash flows expected from the client.

Expected credit losses (‘ECL’) are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current situation and reasonable and supportable forecasts of future economic conditions. The impact of COVID-19 has increased the uncertainty around ECL impairment calculations and has required management to make additional judgements and accounting estimates that affect the reported amount of assets and level of expenses regarding provisions. For further information, see section ‘10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates’ set out below.

The estimation of impairment charges is a critical accounting policy because of the significance of this line item, the sensitivity of the charges to changes in assumptions about future events and other somewhat subjective judgments that are incorporated in the individual credit loss models.

Some relevant assumptions must be made to operate the mathematical models behind the expected credit loss assessment. Assumptions are constructed from historical data to consider whether a customer has a significant increase in risk or is in default; these are reviewed by expert panels. Other assumptions such as future economic conditions, the simulation of reasonable future economic scenarios and the likelihood of those scenarios have a high impact on lifetime default probability models. These scenarios are determined and leveraged by the Direction of Economic Research, which operates independently of the Bank’s risk management division.

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

Given the inherent uncertainties and the high level of subjectivity involved in the assessment of three following factors, it is possible that the outcomes in the next financial year could differ from the expectations on which management’s estimates are based:

o	Exposure at default: It is understood as the exposed balance of assets to the current capital balance, interest and receivable accounts. In the case of products whose nature is revolving and that have an available quota that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter includes an estimation of the use of those products after the client’s default.
o	Probability of default (PD): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of 12 months. This is linked to the rating/scoring of each debtor/operation.
o	Loss given default (LGD): This is defined as the economic impairment that the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation. This parameter has been assessed as a critical estimate due to the effects caused by COVID-19 in the real economy. For further information, see section ‘10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates’ set out below.

Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank’s Risk vice-president on a regular basis, using robust validation procedures in order to assure a reasonable coverage of effective losses.

This process enables management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations.

Internal controls, data governance standards and approval processes have been implemented by the Bank to make estimations more accurate.

For further details, please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.

2.     Impairment testing of CGU including goodwill

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments of the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 9 Goodwill and intangible assets, net for further information related to carrying amount, valuation methodologies, key assumptions, sensitivities and the allocation of goodwill. Having considered the extraordinary uncertainty created by COVID-19 and its potential impact on the carrying value of goodwill, management performed multiple weighted scenarios for assessing the expected future cash flows for each CGU and taking into consideration the impact of COVID-19. For further information, see section ‘10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates’ set out below.

3.     Deferred tax

Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the tax rules applicable in each country where the Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions.

Accordingly, the determination of the deferred tax is considered a critical accounting policy.

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 12 Income tax.

4.     Provisions and contingent liabilities

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities are critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and their carrying amounts, see Note 21 Provisions and contingent liabilities.

5.     Fair value of financial assets and liabilities

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

Level 3: Assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value of these assets or liabilities. The fair value of Level 3 financial assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques.

Transfers into or out of Level 3 are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace. All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.

The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determinate the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

When developing fair value measurements, the Bank maximizes the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Internal models used to determine fair value are validated in accordance with the Bank’s policies by an internal model validation group. Additionally, the Bank uses third-party pricing services to obtain fair values, which are used to either record the price of an instrument or to corroborate internally developed prices. Third-party price validation procedures are performed over the reasonableness of the fair value measurements.

For further details regarding carrying amount and sensitivity disclosures, please see Note 30 Fair value of assets and liabilities.

As a consequence of the impact of COVID-19 on markets and financial instrument valuations, there was not a significant impact on the value of financial assets such as debt securities, equities, etc. For further information, see section ‘10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates’ set out below.

6.     Measurement of Employee benefits

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

8.     Leases

The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. For the Bank’s case, it was not possible to determine or obtain an interest rate implicit of the leasing contracts; therefore, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. The Bank performs analyses take into account the currency, lease term, economic environment and class of underlying assets as to determinate the weighted average lessee’s incremental borrowing rate. During the lockdown that took place in 2020 to stem the COVID-19 outbreak, the Bank did not receive substantial rent concessions as lessee in the payment terms of its lease contracts. For further information, see section ‘10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates’ set out below.

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

Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations, and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 12 Income tax.

10. Effects of the COVID-19 pandemic on the Bank’s judgements and estimates

Since the beginning of the year 2020, the coronavirus (COVID-19) has spread throughout the world, causing the closure of production and supply chains and interrupting local and international trade, which has caused a global economic slowdown and negative impacts on several industries. The world authorities, including those in Colombia and the other countries where the Bank operates, have adopted measures to combat the outbreak, including travel restrictions, quarantines in several areas and temporary closure of establishments, which has resulted in the inability of  employees, suppliers and customers to carry out their activities for periods of time. In responding to these challenges, the Bank has taken additional prudential measures to evaluate (a) whether uncertainties exist regarding the ability to continue generating revenues from contracts with customers and commissions, (b) going concern considerations in relation to liquidity, regulatory capital requirements and concentrations of market risk, (c) whether fair value adjustments are necessary for financial instruments, (d) the measurement of the impact of changes in loan terms agreed with customers, (e) whether a significant increase in credit risk (SICR) has occurred for its financial assets, and (f) any potential impact on the carrying value of goodwill and long-lived assets, performing interim impairment test for all cash-generating units (CGUs), among others:

* Relevant uncertainties or analysis regarding to the ability to continue generating revenues from contracts with customers and commissions: Management assessed the estimates of variable consideration to determine the amount of income expected to be generated from its commission contracts, taking into account that the uncertainties relating to the coronavirus outbreak could result in modification to contracts with customers or reassessments whether it is probable that the Bank will collect substantially all the consideration to which is entitled. The Bank has concluded that there were no significant impacts on its ability to collect the amount that reflect the consideration to which the Bank expects to be entitled in exchange for providing financial services despite the detrimental impact upon the economy due to the COVID-19 outbreak.

* Assessment of changes in business strategies and business model: Management has not made changes or considered making significant changes in business strategy, which would lead to any significant impact in the Bank’s ability to continue as a business, or affect the classification and valuation of its assets and liabilities. Considering the Bank’s objective of supporting its clients during the months of the coronavirus outbreak, the Bank has offered relief and support programs which are detailed below under the “Credit risk impairment assessment” label in the section “Use of judgments and estimates”. Furthermore, management does not consider that temporary disruption of general economic activities will be prolonged indefinitely and result in diminishing demand for financial products or services offered by the Bank or that any material uncertainty may occur on the Bank’s liquidity and solvency. For further information, see Note 31. Risk management.

* Assessment of significant changes in fair value measurements of financial instruments: Management has determined as of the end of the reporting period of these consolidated financial statements that the fair value measurements of financial instruments reflect market participant expectations and market data at the measurement date under current market conditions, ensuring that observable market data was incorporated even if the depressed prices are considered temporary due to the coronavirus outbreak. Furthermore, for fair value measurements based on unobservable inputs (level 3), management has ensured that the unobservable inputs used reflect how market participants would incorporate the effect of coronavirus outbreak in their expectations of future cash flows, discount rates and other significant valuation inputs related to the asset or liability at the reporting date, if any, so that all fluctuations in current market conditions have been considered in the fair value hierarchy of valuation and disclosures, as shown in Note 30. Fair value of assets and liabilities. During the year 2020, the valuation effects on fair value of financial instruments were recognized in the consolidated statement of income and the consolidated statement of comprehensive income, given the contraction in financial markets due to the COVID-19 outbreak and the uncertainty generated by the actions taken by governments to contain the epidemic. For further information, see Note 5. Financial assets investments and derivatives.

* Assessment of changes in credit conditions: The COVID-19 outbreak has developed rapidly in 2020. Measures taken to contain the virus have affected economic activity. As a result, some governments in the countries where the Bank operates have requested private banks to make more flexible principal payments, reductions in interest rates and certain other concessions. In this regard, the Bank has adopted special temporary measures in Colombia, El Salvador, Guatemala and Panama to support our customers who took a payment holiday and help them resume payment during this extraordinary situation.

Therefore, the Bank granted relief and support programs to understand the individual situation of each customer and help customers resume payments during 2020. The key characteristics of such programs offered by the Bank include the following:

-	Principal and interest payments holidays across mortgage, credit cards, consumer and small business loans, for customers with no more than 30 or 60 days in arrears as of February 29, 2020.
-	We have also provided support to mortgage customers with initial payment holiday terms of up to two, three or six installments, where the principal was deferred until the maturity of the loan, and consequently the contractual terms were modified extending the loan’s maturity.
-	The Bank has also offered customers affected by the crisis extensive support, including an extension, where appropriate, of the term of loans up to a maximum of 30 years for mortgage and housing leasing loans.

-	During the lockdown, similar to other banks, we reduced interest rates for credit card purchases of basic consumer goods in certain establishments such as supermarkets and pharmacies.
-	The Bank provided a business line of credit amounting to COP 500,000 to support its business and corporate customers for easing the payroll payment charge during the lockdown period with a maturity term of 12 months, and payment holidays of principal and interest of up to six months.

Since July 01, 2020 and by means of national regulation, the SFC requires credit establishments to adopt a program to support customers that helps them to resume payments, by means of the modification of loan terms when the debtors have been financially affected due to the outbreak of COVID-19. Therefore, the Parent Company established a segmentation of clients in specific groups based on their capability to resume payments (customers will be in a position to resume payments once the payment holiday arrangements expire and those who might need additional short or longer term support), for which the entity offers: i) reduction in the installment amounts without increasing the initially agreed interest rate and ii) periods of payment holidays or additional extensions. In this regard, management has evaluated each of these relief efforts and granted and applied the corresponding judgment to assess in each case whether a modification is considered “substantial” or “non-substantial”. Therefore, the Bank has an accounting policy of applying the ’10% test’ for modified loans. Consequently, the terms are substantially different if the net present value of the cash flows under the new terms (including any fees paid net of any fees received) discounted using the original effective interest rate (‘EIR´), is at least 10 per cent different from the net present value of the remaining cash flows of the original financial asset. If the relief results in a substantial modification, the financial asset should be derecognized. When the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of that financial asset, the Bank adjusts the gross carrying amount of the existing loan to reflect the revised estimated cash flow payments discounted using the original EIR. The adjustment is recognized as a modification gain or loss in accordance with IFRS 9:5.4.3. The adjustment is recognized in the consolidated statement of income under the line " Interest income on loans and financial leases".

The aforementioned relief provided by the Bank to company and individual customers in some cases result in the renegotiation of the contractual terms. The impact of the relief provided to clients due to the holiday payments and loan modification amounted to COP 150,958 and was recognized as a lower value in the line ‘Interest on loans and financial leases’ in the consolidated statement of income.

* Credit risk impairment assessment: The Bank faced important challenges relating to selecting appropriate assumptions to assess and develop reliable estimates required by the expected loss models (ECL) due to the level of uncertainty derived from the current situation triggered by the lockdowns forced by governments to stem the COVID-19 outbreak and the radical change in economic forecasts in all the countries where the Bank operates. Indeed, default probability models incorporate between five and seven years of history for their estimation, which have been historically characterized by good performance of most of the indicators in the countries where the Bank operates. These indicators were characterized by stable, although moderate, growth in the Gross Domestic Product (GDP), contained inflation and stable or decreasing unemployment. However, the new macroeconomic projections for all the regions where the Bank operates include a rapid contraction of GDP by 2020 and then a sharp recovery in 2021. Accordingly, there is a significant impact on the expected loss estimation derived from the updated macroeconomic scenarios and the expected projection of these variables in the next periods in which the portfolio is expected to be recovered. The Bank updated its macroeconomic projections for all the countries in which it operates. This update considered the duration of the lockdowns suggested or required by each government and the measures announced by the central banks and governments of each country to support the economy. To the extent that the severity of the economic downturn depends on the actions taken by governments and central banks, as well as on the evolution of the pandemic, different probabilities of occurrence have been assigned to the base, pessimistic and optimistic scenarios. These probabilities, which reflect the expectations that the Bank has set for the future macroeconomic conditions, have been updated during 2020 using the best available and reliable information based on past events, current conditions and forecasts information assessed, in order to identify the increase in risk of debtors and to incorporate the economic perspectives in the expected loss models, which, despite having a high degree of uncertainty, present scenarios that show more deteriorated economic conditions compared to those included in previous periods. In order to avoid excessively procyclical assumptions when determine the provisions caused by the volatility of the macroeconomic forecasts which induce significant constitution of provisions followed by releases of comparable magnitudes and given the high uncertainty associated with the economic behavior due to the COVID-19, macroeconomic variables have been lessened based on a seven months (3-1-3) average scheme (three months forward-looking at the date of the evaluation, the current month at the date of the valuation (December 2020), and previous three months at the date of the evaluation). For further information, see “Economic Scenario Weightings” label in the section “D. Significant Accounting Policies”.

On the other hand, the government support measures put into place in the countries in which the Bank operates may vary from jurisdiction to jurisdiction and it remains unclear how these will evolve and how they might impede the decrease in the risk deterioration metrics of our customers. For example, the governmental support measures may negatively impact the identification of customers that are in a difficult financial situation but that are not reaching the level of default to be considered customers with a significant risk increase. To address this situation of masking customer risk, the Bank has resorted to creating expert panels that evaluate which industries and sectors of the economy are most affected by the situation and make recommendations regarding the deterioration of the internal rating of those customers linked to these sectors. The incorporation of these recommendations has the effect of increasing loan allowances, even when customers are current in their obligations.

Additionally, in order to identify the increase in risk of debtors for which financial relief was granted, the Bank has also added a management overlay adjustment to the scenario weighting so as to reflect a level of provisioning commensurate with the current situation in the portfolio once the aforementioned relief efforts expire. This methodology seeks to replicate in the loans subject to relief the behavior that the portfolio normally presents, through historical behavior factors, and thus recognize the expected losses. In some cases, this provision is recorded globally given the uncertainty in the portfolio subject to payment deferrals; in others, it is possible to record it client by client through expert models, which allow increasing the risk rating through the client's transactional variables. On the other hand, individual significant client analyses have been carried out in sectors affected by the pandemic, in order to determine adjustments in the level of risk of these, by reviewing expected cash flows.

These changes in estimates generate as of December 31, 2020, a significant increase in provisions for impairment of financial assets due to the change in macroeconomic perspectives and due to the impact of the overlay adjustment (individual and global) discussed above. For further information, see Note 6. Loans and advance to customers, net and Note 31. Risk management.

* Impairment of non-financial assets: The effects on the financial markets due to the restrictions imposed to stem the COVID-19 outbreak have negatively impacted in the economic sectors and have been reflected in the main macroeconomic variables, such as the decrease of the Gross Domestic Product (GDP) - see “Economic Scenario Weightings” label in the section “D. Significant Accounting Policies”. Further, the effects on the financial markets have negatively impacted in high volatility and devaluation in financial assets and foreign exchange rate and an increase in unemployment figures, which have recently decreased due to the economic reactivation. In this regard, based on the estimation of discount rates that best reflect current economic conditions, management developed the respective analyses on the determination of multiple scenarios given the updating of macroeconomic variables for the process of estimating the recoverable value of the most significant investments in associates companies and joint ventures. Management did not identify the existence of an impairment in associates companies and joint ventures at the date of this report.

The COVID-19 outbreak triggered exceptional volatility in financial markets; accordingly the Bank has considered all macroeconomic impacts when developing the economic budget assessments, forecasts and other underlying assumptions commonly used to determine the recoverable value of non-financial long-lived assets, such as goodwill, intangibles, investment property, plant and equipment, among others. The total amount of the long-lived assets was concluded to be recoverable based on the assessments carried out by the management. However, for assets held for sale, the Bank recognized an impairment adjustment amounted to COP 1,339 as of December 31, 2020, which consisted mainly of the vehicles held for sale by the company Renting Colombia; likewise, for foreclosed assets, it has been necessary to recognize an impairment adjustment in the amount of COP 48,257 as of December 31, 2020.

* Other issues:

-	Recognition of provisions: As of December 31, 2020, management has assessed the recognition of provisions without having identified any circumstances that would have implied the recognition of present obligations that have a high probability of outflow of resources or the recognition of significant unavoidable costs of meeting the obligations under a contract that may exceed the benefits expected to be received, as onerous contracts.
-	Acquisition of Títulos de Solidaridad (‘TDS’): By means of national regulation issued in order to stem the COVID-19 outbreak, the Colombian government ordered the issuance, through the Ministerio de Hacienda y Crédito Público, of government backed debt securities known as Títulos de Solidaridad ("TDS"), which were acquired by financial institutions according to a mandatory allocation based on the Colombian market share of savings and term deposits, and the level of legal reserve held by the entities. The resources derived from the issuance will be included in the fiscal budget as an additional source of resources of the Fondo de Mitigación de Emergencias ('FOME') in Colombia, to attend to the economic downturn caused by the measures restricting mobility and requiring social distancing. Therefore, in accordance with this law, the Bank invested for an amount of COP 2,552,042 in TDS as of December 31, 2020, which were classified as investments at fair value through other comprehensive income (OCI); for further information on this matter, see Note 5. Financial assets investments and derivatives.
-	Resources to promote the provision of services during the pandemic: Despite the pandemic, the Bank’s financial subsidiaries continued to support customers by providing them financial services, and we complied with the biosecurity recommendations suggested by the World Health Organization that applied in each of the circumstances regarding the financial services provided by the Bank. Accordingly, the Bank has taken the necessary measures to prepare its branches and administrative offices to comply with the biosafety requirements of the national government of each country in which the Bank operates, guaranteeing the availability of financial services and reducing the time customers and users of financial services spend in offices and branches. As a result of these measurements, the Bank has allocated an amount of COP 39,421 as of December 31, 2020, in order to put in place additional protocols that have worked effectively in Colombia and all other countries in which the Bank operates.
-	Write-off of intangible assets: Given the adverse effects of the COVID-19 pandemic, as of December 31, 2020, some specific intangible assets were de-recognized for an amount of COP 9,595 which was recognized in the consolidated statement of income as accelerated amortization.

F.    Recently issued accounting pronouncements

a)    Accounting Pronouncements Applicable in 2020

Amendments to Conceptual Framework: The IASB issued the amendment to Conceptual Framework in March 2018, which is effective for annual periods beginning on or after January 01, 2020. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. Also, the Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some concepts. These amendments to the Framework had not a material impact on the Bank's consolidated financial statements or an accounting policies.

Amendments to IFRS 3 Business Combinations - Changes to the definition of a business: The IASB amended IFRS 3 in October 2018 to provide additional guidance on the definition of a business, effective for annual periods beginning on or after January 01, 2020. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with the Bank’s current accounting policy and therefore did not affect the Bank’s accounts.

Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of material: The IASB clarified the definition of ‘material’ and aligned the definition of material used in the Conceptual Framework and in other IFRS standards, effective for annual periods beginning on or after January 01, 2020. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Bank’s definition and application of materiality is in line with the definition in the amendments and therefore did not affect the Bank’s accounts.

Interest Rate Benchmark Reform (IBOR reform) Phase I: Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosure: In September 2019, the IASB published amendments to address the issues arising from the replacement of existing IBOR based interest rate benchmarks with alternative nearly risk-free interest rates (RFRs) in the context of hedge accounting. The Bank applies IFRS 9 hedge accounting, consequently the amendments to IAS 39 do not apply.

The IFRS 9 amendments provide temporary exceptions in order to apply specific hedge accounting requirements to hedging relationships that are directly affected by the reform to LIBOR and other Interbank Offered Rates. The Bank applied these amendments as of January 01, 2020.

In this way, taking into account that in 2017, the U.K. Financial Conduct Authority announced that it would no longer persuade or require banks to submit rates for the calculation of the LIBOR benchmark after 2021, a corporate project was put in place by the management in January of 2020, as to carry out the analysis of the impacts and create a work plan to face the challenges related to the discontinuation of the LIBOR and to migrate towards risk-free rates.

The project is currently at implementation stage, it has an allocated budget at corporate level and counts on a work team comprised of several divisions of: products, legal, processes, technology, project management, who address the discontinuation of LIBOR from different work fronts focused on structuring and executing work plans.

The project has achieved the following milestones:

-	The project Steering Committee was formed by Bank’s key senior management executives, which supervises the progress of the project and carries out the corresponding approvals.
-	The scope of the project, together with its impacts, progress and approvals for the necessary implementations, has been presented in Management Assets and Liabilities Committee and the Risk Committee of the Board of Directors.
-	An internal communication scheme has been implemented, which consists of sending quarterly newsletters with releases about the project progress and action plans to keep all the people involved informed, as well as communications to the Bank's staff in order to provide them training on the discontinuation of LIBOR. Additionally, a communication plan has been settled to customers, which includes the publication of articles in specialized media and emails with information, sent directly to clients. It also includes one-to-one meetings with clients.
-	A work plan has been set up. It includes exposure measurement, impact assessment, systems adjustments. It also includes analyzing and implementing appropriate "fallback language" and designing a strategy to approach customers. Monitoring and adjustments to the implementation plan are carried out periodically.
-	Activities have been carried out to mobilize the Colombian Banking Association, in order to make financial entities aware of the importance of the discontinuation of LIBOR and the impact the process may have on the financial system.
-	The current exposure to USD LIBOR is being identified in LIBOR indexed loans, bonds, factoring, leasing and derivatives.

For further information regarding the quantification of the contracts subject to LIBOR, please see Note. 5.2 Derivative financial instruments.

Amendments to IFRS 16 Leases - COVID-19-Related Rent Concessions: On May 28, 2020, the Board (‘IASB’) issued the amendment to IFRS 16 Leases related to leases concessions, which proposes as a practical expedient to allow lessees to opt not to assess whether rent concessions related to the COVID-19 pandemic are a contract modification as set out in the standard.

The amendment is effective for annual periods beginning on or after June 01, 2020.

Management evaluated the impact of the changes that the amendment to IFRS 16 would have on the Bank and its consolidated financial statements and disclosures, and opted not to adopt the application of the practical expedient; therefore, no significant impact is expected, due to the fact that the Bank has not received substantial rent concessions as lessee in the payment terms of its lease contracts as a result of the health emergency declared to stem the COVID-19 outbreak.

Amendments to IFRS 9 Financial Instruments: In determining whether to derecognize a financial liability that has been modified or exchanged, an entity is required to assess whether the terms are substantially different. The Board clarified the fees that should be included by an entity when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. Based on this amendment, the entity shall include only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. According to IASB, this amendment is mandatory for the annual periods beginning on or after January 01, 2022. Earlier application is permitted. The Bank applied this amendment to financial liabilities that were modified or exchanged on the periods beginning on after January 01, 2020.

b)    Recently Issued Accounting Pronouncements Applicable in Future Periods

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

- Management expectations about events after the balance sheet date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant.

- The amendments clarify the situations that are considered settlement of a liability.

The amendments to IAS 1 are required to be applied for annual periods beginning on or after January 01, 2023. The amendments must be applied retrospectively in accordance with IAS 8. Early application is permitted.

Management is evaluating the impact of the modification in the Bank´s consolidated statement of financial position and disclosures.

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: In May 2020, the amendment to IAS 37 about Onerous Contracts - Costs of performing a contract was issued, with the purpose of evaluating whether the contract is onerous. IAS 37 provides the definition of an onerous contract, defined as one in which the costs of fulfilling the contract exceed the economic benefits received. The amendment clarifies that the costs of fulfilling a contract are those directly related to the contract, that is, the following: a) the incremental costs of fulfilling that contract; and (b) an allocation of other costs directly related to the fulfilling the contract.

In addition, this amendment clarifies that before recognizing the provision for loss on the onerous contract, impairment losses on the assets held to comply with the contract must be recognized, in accordance with IAS 36 Impairment of Assets.

This amendment is applicable for annual periods beginning on or after January 01, 2022 and early application is permitted.

Management is currently evaluating the impact that this amendment would have on the Bank’s consolidated financial statement and disclosures.

Amendments to IFRS 3 Business Combinations: In May 2020, the IASB issued amendments to IFRS 3 Business Combinations in order to update a reference to the Conceptual Framework for Financial Reporting, without changing the accounting requirements for business combinations. This amendment clarifies the compliance requirements of assets and liabilities restrictions for identifiable assets acquired and liabilities assumed by applying the acquisition method in a business combination. More specifically:

-	The IASB may add an additional exception to the recognition principle in IFRS 3. This exception indicates that on the acquisition date the acquirer will account for contingent liabilities and liabilities within the scope of IAS 37 Provisions, contingent liabilities and contingent assets or IFRIC 21 Levies if incurred separately, rather than assumed in a business combination.
-	Explicitly incorporate the prohibition of the recognition of contingent assets acquired in a business combination, clarifying that the reference to the 2018 Conceptual Framework does not change the requirement for these assets.

The amendment to IFRS 3 is effective for annual periods beginning on or after January 01, 2022. Early application is permitted if the Bank also applies all the modifications made by the amendments to the references to the Conceptual Framework in the IFRS Standards, issued in March 2018. Management evaluated the impact of the changes that the amendment to IFRS 3 Business Combination would have on the Bank’s consolidated financial statements and disclosures, and no impact is expected.

Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts and IFRS 16 Leases: In August 2020, the IASB published amendments to issues that might affect financial reporting due to the reform of the interest rate benchmark, including changes to contractual cash flows of financial instruments; hedging relationships, insurance and lease contracts. The Bank shall apply these amendments for annual periods beginning on or after 1 January 2021. Earlier application is permitted.

Management is evaluating the impact of the modification in the Bank´s consolidated financial statements and disclosures.

Annual improvements to IFRS Cycle 2018-2020

During 2020, the following amendments have been evaluated by the Bank without identifying significant impacts on the consolidated financial statements or disclosures:

●	IFRS 1 First-time Adoption of International Financial Reporting Standards: The Board proposes to require a subsidiary that elects to apply paragraph D16(a) of IFRS 1 First-time Adoption of International Financial Reporting Standards to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRSs.

This proposed amendment would also apply to an associate or joint venture that elects to apply paragraph D16 (a) of IFRS 1.

●	Illustrative Examples accompanying IFRS 16 Leases: The Board proposes to amend Illustrative Example 13 accompanying IFRS 16 Leases to remove the illustration of payments from the lessor relating to leasehold improvements. The proposed amendment would remove potential for confusion regarding the treatment of lease incentives applying IFRS 16. These improvements apply from January 01, 2022.

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

The CODM uses a variety of information and key financial data on a segment basis to assess the performance and make decision regarding the investment and allocation of resources, such as:

●	Net interest margin (Net margin on financial instruments divided by average interest-earning assets).
●	Return on average total assets (Net income divided by average total assets).
●	Return on average stockholders’ equity.
●	Efficiency ratio (Operating expenses as a percentage of interest, fees, services and other operating income).
●	Asset Quality and loans coverage ratios.

The Bank includes the following segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking and All other segments. The factors used to identify the Bank’s reportable segments are the nature of the products and services provided by the subsidiaries and the geographical locations where the subsidiaries are domiciled, in line with the CODM’s operating decisions related to the results of each segment.

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

The Bank´s corporate and government sales force targets and specializes in companies with more than COP 100,000 million in revenue in twelve economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Consumer goods, Financial Services, Health, Education, Construction, Government, Infrastructure, Real state, and Natural Resources.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

•      Banking Panama

This segment provides retail and commercial banking products and services to individuals and companies in Panama through the Banistmo operation. This segment includes all the operations of Banistmo and its subsidiaries, which are managed and monitored by the CODM on a consolidated basis. Banking Panama also includes operations of the following operacional stage subsidiaries: Banistmo Investment Corporation S.A., Financomer S.A, Leasing Banistmo S.A., Valores Banistmo S.A., Banistmo Panamá Fondo de Inversión S.A. (Antes Suvalor Panamá Fondos de Inversión S.A.), Suvalor Renta Fija Internacional Corto Plazo S.A., and Suvalor Renta Variable Colombia S.A.; and of the following non-operacional subsidiaries: Banistmo Capital Markets Group Inc, Anavi Investment Corporation S.A., Desarrollo de Oriente S.A., Steens Enterpresies S.A. and Ordway Holdings S.A.

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

•      Banking Guatemala

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A., Banking Guatemala also includes operations of the following subsidiaries: Mercom Bank Ltd., Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Agencia de Seguros y Fianzas Agromercantil S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A. and New Alma Enterprises LTD.

This segment is also responsible for the management of Banco Agromercantil’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

•      Trust

This segment provides trust and asset management services to clients in Colombia through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria. As of December 31, 2019, this segment includes FiduPerú S.A. Sociedad Fiduciaria’s results. This entity was sold in July 2019. For further information, see Note 1 Reporting Entity.

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

•      International Banking

This segment provides a complete line of international banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

On October 5, 2020, the Board of Directors of Bancolombia Panamá (Parent Company of Bancolombia Cayman), decided to wind down the business and operations of its subsidiary in Cayman. See Note 1 Reporting Entity

•      All other segments

This segment provides financial and operating leases activities, including leasing services to clients in Colombia. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S. and Transportempo S.A.S. This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., Pasarela Colombia S.A.S. (before BIBA Inmobiliaria S.A.S,), Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Banagrícola S.A., Inversiones Financieras Banco Agrícola and others. As of December 31, 2019, this segment includes Arrendamiento Operativo CIB S.A.C – Renting Perú’s results. This entity was sold in March 2019. For further information, see Note 1 Reporting Entity.

According to the quantitative threshold test required by IFRS 8 Operating Segments, the revenue reported by “all other segments” is less than 10 per cent of the combined revenue of all operating segments and its assets represent less than 10 per cent of all operating segments combined assets of the Bank.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2020
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	11,944,262	1,986,566	1,226,150	1,101,638	32	—	47,030	347,881	33,946	16,687,505	1,145	16,688,650
Interest income on loans and financial leases	11,859,262	1,793,826	1,140,924	1,012,174	32	—	45	293,802	31,767	16,131,832	1,145	16,132,977
Total debt investments	451,781	170,416	84,366	83,767	—	—	17,086	33,885	658	841,959	—	841,959
Derivatives	(381,725)	(502)	227	—	—	—	29,209	14,995	—	(337,796)	—	(337,796)
Total liquidity operations	14,944	22,826	633	5,697	—	—	690	5,199	1521	51,510	—	51,510
Interest expenses	(3,914,661)	(841,736)	(293,317)	(450,091)	(166)	(4)	(35)	(299,755)	(63,243)	(5,863,008)	—	(5,863,008)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,029,601	1,144,830	932,833	651,547	(134)	(4)	46,995	48,126	(29,297)	10,824,497	1,145	10,825,642
Total credit impairment charges, net	(5,889,710)	(907,910)	(366,691)	(297,386)	(1,270)	42	(1,518)	(56,122)	(13,166)	(7,533,731)	7,282	(7,526,449)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	2,139,891	236,920	566,142	354,161	(1,404)	38	45,477	(7,996)	(42,463)	3,290,766	8,427	3,299,193
Revenues (Expenses) from transactions with other operating segments of the Bank	142	(25,054)	(7,531)	(35,171)	(24,159)	20,509	61,393	118,854	(108,983)	—	—	—
Fees and commission income(1)	3,291,382	310,773	289,792	176,268	349,150	37,447	112,628	28,896	2,077	4,598,413	—	4,598,413
Fees and commission expenses	(1,313,286)	(118,016)	(74,887)	(39,871)	(4,095)	(61)	(3,597)	(4,600)	(3,172)	(1,561,585)	—	(1,561,585)
Total fees and commission income, net	1,978,096	192,757	214,905	136,397	345,055	37,386	109,031	24,296	(1,095)	3,036,828	—	3,036,828
Other operating income	817,677	30,145	14,266	74,021	13,078	1,524	(5,736)	12,939	887,454	1,845,368	(796)	1,844,572
Dividends and net income on equity investments	43,737	6,984	858	953	29,145	(2,503)	(27,930)	32	54,010	105,286	18,039	123,325
Total operating income, net	4,979,543	441,752	788,640	530,361	361,715	56,954	182,235	148,125	788,923	8,278,248	25,670	8,303,918
Operating expenses(2)	(4,967,506)	(590,269)	(424,516)	(423,211)	(104,005)	(23,658)	(88,828)	(58,073)	(477,289)	(7,157,355)	—	(7,157,355)
Impairment, depreciation and amortization	(405,811)	(112,358)	(69,318)	(132,237)	(1,379)	(217)	(1,892)	(2,631)	(111,044)	(836,887)	(903)	(837,790)
Total operating expenses	(5,373,317)	(702,627)	(493,834)	(555,448)	(105,384)	(23,875)	(90,720)	(60,704)	(588,333)	(7,994,242)	(903)	(7,995,145)
Profit (Loss) before income tax	(393,774)	(260,875)	294,806	(25,087)	256,331	33,079	91,515	87,421	200,590	284,006	24,767	308,773
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

	For the year ended December 31, 2019
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	12,970,741	1,876,925	1,094,422	977,980	152	8	5,018	614,073	12,160	17,551,479	(170,795)	17,380,684
Interest income on loans and financial leases	12,592,221	1,654,600	1,052,680	905,016	132	—	96	411,504	11,804	16,628,053	267	16,628,320
Total Debt investments	716,032	172,610	40,915	73,152	20	8	14,757	24,682	9	1,042,185	—	1,042,185
Derivatives	(172,399)	1,625	—	—	—	—	(10,416)	169,483	—	(11,707)	(171,062)	(182,769)
Total liquidity operations	(165,113)	48,090	827	(188)	—	—	581	8,404	347	(107,052)	—	(107,052)
Interest expenses	(4,408,233)	(720,587)	(295,433)	(388,571)	(138)	(4)	(26)	(304,519)	(62,283)	(6,179,794)	—	(6,179,794)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,562,508	1,156,338	798,989	589,409	14	4	4,992	309,554	(50,123)	11,371,685	(170,795)	11,200,890
Total credit impairment charges, net	(2,564,417)	(408,132)	(83,110)	(333,699)	(716)	(251)	(4,363)	19,169	(6,943)	(3,382,462)	(28,659)	(3,411,121)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	5,998,091	748,206	715,879	255,710	(702)	(247)	629	328,723	(57,066)	7,989,223	(199,454)	7,789,769
Revenues (Expenses) from transactions with other operating segments of the Bank	(19,212)	(36,107)	(2,154)	(36,255)	(25,529)	31,585	62,628	167,419	(142,375)	—	—	—
Fees and commission income(1)	3,269,747	350,055	268,309	170,854	349,438	30,829	113,364	25,800	588	4,578,984	(12)	4,578,972
Fees and commission expenses	(1,297,186)	(143,616)	(60,673)	(38,006)	(2,942)	(154)	(3,229)	(3,922)	(3,511)	(1,553,239)	—	(1,553,239)
Total fees and commission income, net	1,972,561	206,439	207,636	132,848	346,496	30,675	110,135	21,878	(2,923)	3,025,745	(12)	3,025,733
Other operating income	433,887	29,704	6,158	68,288	13,341	5,830	(9,392)	7,067	986,126	1,541,009	(5,762)	1,535,247
Dividends and net income on equity investments	131,029	5,562	211	668	43,498	24,810	16,514	27	269,736	492,055	(111,456)	380,599
Total operating income, net	8,516,356	953,804	927,730	421,259	377,104	92,653	180,514	525,114	1,053,498	13,048,032	(316,684)	12,731,348
Operating expenses(2)	(5,203,354)	(573,042)	(444,933)	(358,923)	(121,259)	(32,558)	(112,204)	(61,087)	(522,103)	(7,429,463)	236	(7,429,227)
Impairment, depreciation and amortization	(407,102)	(105,232)	(46,381)	(120,130)	(1,031)	(187)	(1,738)	(2,746)	(138,738)	(823,285)	(1,305)	(824,590)
Total operating expenses	(5,610,456)	(678,274)	(491,314)	(479,053)	(122,290)	(32,745)	(113,942)	(63,833)	(660,841)	(8,252,748)	(1,069)	(8,253,817)
Profit (Loss) before income tax	2,905,900	275,530	436,416	(57,794)	254,814	59,908	66,572	461,281	392,657	4,795,284	(317,753)	4,477,531
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other benefits.

	For the year ended December 31, 2018(1)
	Banking	Banking	Banking El	Banking		Investment			International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	Banking		Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	12,215,644	1,573,928	931,405	894,934	404	22		24,273	547,878	14,737	16,203,225	(86,725)	16,116,500
Interest income on loans and financial leases	11,990,678	1,449,441	861,174	821,276	—	—		—	434,754	9,049	15,566,372	52	15,566,424
Total Debt investments	366,354	101,599	25,081	72,896	105	22		14,728	20,559	32	601,376	(2)	601,374
Derivatives	(17,023)	(13,250)	—	—	—	—		7,694	86,779	—	64,200	(86,775)	(22,575)
Total liquidity operations	(124,365)	36,138	45,150	762	299	—		1,851	5,786	5,656	(28,723)	—	(28,723)
Interest expenses	(4,194,772)	(558,126)	(252,351)	(360,988)	(39)	—		(15)	(247,666)	(56,259)	(5,670,216)	—	(5,670,216)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,020,872	1,015,802	679,054	533,946	365	22		24,258	300,212	(41,522)	10,533,009	(86,725)	10,446,284
Total credit impairment charges, net	(3,354,330)	(269,164)	(94,301)	(136,289)	(826)	(135)		155	19,039	(7,221)	(3,843,072)	—	(3,843,072)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off ba lance sheet credit instruments and other financial instruments	4,666,542	746,638	584,753	397,657	(461)	(113)		24,413	319,251	(48,743)	6,689,937	(86,725)	6,603,212
Revenues (Expenses) from transactions with other operating segments of the Bank	(6,986)	(30,634)	(2,029)	(7,574)	(32,509)	20,187		55,843	98,987	(95,285)	—	—	—
Fees and commission income(2)	2,841,302	312,762	227,114	141,253	313,908	20,271		113,970	20,840	2,988	3,994,408	(149)	3,994,259
Fees and commission expenses	(1,009,573)	(120,520)	(43,216)	(29,320)	(2,380)	(46)		(2,734)	(3,408)	(1,859)	(1,213,056)	—	(1,213,056)
Total fees and commission income, net	1,831,729	192,242	183,898	111,933	311,528	20,225		111,236	17,432	1,129	2,781,352	(149)	2,781,203
Other operating income	250,598	39,781	4,842	52,287	19,826	965		(10,468)	15,668	912,738	1,286,237	(34,670)	1,251,567
Dividends and net income on equity investments	(49,316)	4,240	1,894	580	18,572	(67,990)		(12,416)	(270,523)	(34,485)	(409,444)	703,474	294,030
Recovery (Impairment) charges on cash-generating unit	—	—	—	—	—	173,339	(2)	—	—	(4,583)	168,756	—	168,756
Total operating income, net	6,692,567	952,267	773,358	554,883	316,956	146,613		168,608	180,815	730,771	10,516,838	581,930	11,098,768
Operating expenses(3)	(4,902,500)	(554,890)	(402,831)	(373,279)	(111,614)	(24,110)		(98,687)	(53,313)	(467,770)	(6,988,994)	(2)	(6,988,996)
Impairment, depreciation and amortization	(177,779)	(55,127)	(26,122)	(84,996)	(588)	(131)		(1,402)	(2,072)	(144,722)	(492,939)	(963)	(493,902)
Total operating expenses	(5,080,279)	(610,017)	(428,953)	(458,275)	(112,202)	(24,241)		(100,089)	(55,385)	(612,492)	(7,481,933)	(965)	(7,482,898)
Profit before income tax	1,612,288	342,250	344,405	96,608	204,754	122,372		68,519	125,430	118,279	3,034,905	580,965	3,615,870
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes imparment recovery in joint venture Compañía de Financiamiento Tuya S.A. For more information see Note 8 Investments in associates and joint ventures.
(3)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other benefits.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2020
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	Allother	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	175,697,801	35,062,418	17,986,495	16,304,094	686,895	1,648,144	316,051	20,502,898	10,408,401	278,613,197	(23,044,692)	255,568,505
Total liabilities	(159,782,056)	(31,483,993)	(16,158,124)	(15,052,385)	(110,830)	(37,134)	(57,800)	(13,286,310)	(2,856,435)	(238,825,067)	11,371,775	(227,453,292)

As of December 31, 2019
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	162,531,140	33,196,996	16,035,662	14,333,631	638,147	1,763,260	304,211	18,283,107	9,923,085	257,009,239	(20,921,126)	236,088,113
Total liabilities	(145,013,642)	(29,632,112)	(14,154,533)	(13,093,982)	(99,867)	(43,700)	(56,583)	(11,833,818)	(2,738,052)	(216,666,289)	9,383,795	(207,282,494)

The following table presents financial information of the investments in associates and joint ventures by operating segment:

As of December 31, 2020(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	382,747	17,254	280,051	549,745	1,276,518	2,506,315
Equity method	39,922	840	28,848	14,912	52,074	136,596
(1)	As of December 31, 2020, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

As of December 31, 2019(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	358,822	13,859	262,958	481,801	1,250,317	2,367,757
Equity method	59,998	201	43,707	3,067	142,258	249,231
(1)	As of December 31, 2019, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

For additional information related to investment in associates and joint ventures, see Note 8 Investments in associates and joint ventures.

The following table presents material non-cash items other than depreciation and amortization by segment:

For the year ended December 31, 2020
	Banking	Banking	Banking El	Banking		Investment		International	All other
	Colombia	Panamá	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	segments	Total
In millions of COP
Foreclosed assets received from impaired loans and returned properties	229,536	52,878	7,287	8,866	-	-	-	150	209,323	508,040
Credit impairment charges on loans, advances and financial leases, net	5,749,835	862,134	364,391	290,828	1,270	(42)	1,518	52,655	13,166	7,335,755

For the year ended December 31, 2019
	Banking	Banking	Banking El	Banking		Investment		International	All other
	Colombia	Panamá	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	segments	Total
In millions of COP
Foreclosed assets received from impaired loans and returned properties	267,988	59,096	17,566	13,882	-	-	-	1,057	148,852	508,441
Credit impairment charges on loans, advances and financial leases, net	2,566,925	415,339	80,758	330,161	205	251	4,363	(20,356)	7,535	3,385,181

For the year ended December 31, 2018
	Banking	Banking	Banking El	Banking		Investment		International	All other
	Colombia	Panamá	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	segments	Total
In millions of COP
Foreclosed assets received from impaired loans and returned properties	271,694	84,390	15,782	9,377	-	-	-	6,376	134,099	521,718
Credit impairment charges on loans, advances and financial leases, net	3,368,901	258,983	97,182	136,923	826	135	(155)	(18,300)	7,130	3,851,625

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

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2020		2019		2018
Geographic information	Interest and	Long-lived	Interest and	Long-lived	Interest and	Long-lived
	valuation	assets(1)	valuation	assets(1)	valuation	assets(1)
In millions of COP
Colombia	12,152,560	8,381,397	13,129,674	7,095,848	12,379,140	4,788,744
Panama	2,400,442	737,039	2,592,875	792,841	2,166,482	378,021
Puerto Rico	64,104	1,413	83,303	1,586	77,917	321
Peru(2)	-	-	-	-	253	165,076
El Salvador	1,227,645	370,983	1,097,976	373,378	932,444	296,040
Costa Rica	-	72	-	107	-	131
Guatemala	1,101,643	295,622	978,101	288,794	895,693	170,078
Total	16,946,394	9,786,526	17,881,929	8,552,554	16,451,929	5,798,411
Eliminations and translation adjustment	(257,744)	6,537,003	(501,245)	6,173,494	(335,429)	6,533,616
Total, net	16,688,650	16,323,529	17,380,684	14,726,048	16,116,500	12,332,027
(1)	Included assets held for sale, premises and equipment, investment property and goodwill.
(2)	Investments in FiduPerú S.A. and Arrendamiento Operativo CIB S.A.C were sold in 2019 and classified as Assets held for sale in the Consolidated Statement of Financial Position as of December 31, 2018. For Further information, see Note 13 Assets held for sale and inventories.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2020	December 31, 2019
In millions of COP
Cash and balances at central bank
Cash	7,210,250	6,658,688
Due from central banks(1)	7,871,879	8,299,656
Due from other private financial entities	4,867,472	3,033,898
Checks on hold	109,736	154,985
Remittances of domestic negotiated checks in transit	125,737	108,838
Total cash and due from banks	20,185,074	18,256,065
Money market transactions
Interbank borrowings	3,193,915	2,465,913
Reverse repurchase agreements and other similar secured loans	322,160	3,016,064
Total money market transactions	3,516,075	5,481,977
Total cash and cash equivalents	23,701,149	23,738,042

(1)    According to External Resolution Number 9 of 2020, that modifies External Resolution Number 5 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain in 2020 the equivalent of 3.50% and 2019 the equivalent of 4.50%, of its customer’s deposits with a maturity term less than 18 months as a legal banking reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiaria Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% in 2020 and 2019, of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, according to the norm of the banks Number 3-06 of 2000 issued by the Financial System Superintendency of El Salvador, Banco Agrícola must mantain an equivalent amount of its deposits and debt securities in issue average daily balances as a liquidity reserve between 1.00% and 15.00% during 2020, and during 2019 the range of the amount equivalent was between 1.00% and 25.00%, represented in unrestricted deposits or debt securities issued by El Salvador Central Bank. Finally, in accordance with the Agreement 004 of 2008 issued by the Superintendency of

Banks of Panama, all Panamanian banks must be maintain a minimum legal liquidity rate established at 30.00% in 2020 and 2019.

As of December 31, 2020 and 2019, there is restricted cash amounting to COP 295,260 and COP 334,190, respectively, included in other assets on the statement of financial position, For further information see Note 14 Other assets, net, Which represents margin deposits pledged as collateral for derivative contracts traded through clearing houses.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1   Financial assets investments

The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2020 and 2019:

As of December 31, 2020

	Measurement methodology
Financial assets investments	Fair value through		Fair value through other		Total carrying
	profit or loss		comprehensive income	Amortized cost	value
In millions of COP
Securities issued by the Colombian Government(1)	10,439,978		2,552,041	126,392	13,118,411
Securities issued by foreign governments(2)	4,234,799		4,815,053	384,607	9,434,459
Securities issued by government entities	72,401		-	2,446,892	2,519,293
Corporate bonds	102,301		99,152	1,935,096	2,136,549
Securities issued by other financial institutions(3)	721,735		772,735	261,614	1,756,084
Total debt instruments	15,571,214		8,238,981	5,154,601	28,964,796
Total equity securities	69,426	(4)	518,781		588,207
Total financial assets investments					29,553,003
(1)	Increase mainly due to purchases in obligatory investments TDS. See Note 2.E.10.
(2)	Increase mainly due to purchases in investments in US Government.
(3)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 159,075. For further information on TIPS’ fair value measurement see Note 30 fair value of assets and liabilities.
(4)	In 2020 the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition is met according to IFRS 10. This equity securities are considered as a business, because of its capacity to generate income. These equity securities in 2019 amounted to COP 573,592.

As of December 31, 2019

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other		Total carrying
	profit or loss	comprehensive income	Amortized cost	value
In millions of COP
Securities issued by the Colombian Government	5,688,942	-	91,230	5,780,172
Securities issued by foreign governments	1,076,231	3,595,773	309,603	4,981,607
Securities issued by government entities	71,792	-	1,827,127	1,898,919
Corporate bonds	108,904	55,059	1,585,561	1,749,524
Securities issued by other financial institutions(1)	724,880	254,025	205,203	1,184,108
Total debt instruments	7,670,749	3,904,857	4,018,724	15,594,330
Total equity securities	718,270	510,154		1,228,424
Total financial assets investments				16,822,754
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 198,115. For further information on TIPS' fair value measurement see Note 30 fair value of assets and liabilities.

The following tables set forth the debt instruments portfolio by maturity:

As of December 31, 2020

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,677,621	4,936,287	2,551,658	1,274,412	10,439,978
Securities issued by foreign governments	3,831,724	13,683	13,197	376,195	4,234,799
Securities issued by other financial institutions	159,674	196,538	175,621	189,902	721,735
Corporate bonds	9,339	40,389	27,412	25,161	102,301
Securities issued by government entities	66,725	110	1,338	4,228	72,401
Subtotal	5,745,083	5,187,007	2,769,226	1,869,898	15,571,214
Fair value through other comprehensive income
Securities issued by foreign governments	2,840,523	1,127,176	257,456	589,898	4,815,053
Securities issued by the Colombian Government	2,552,041	-	-	-	2,552,041
Securities issued by other financial institutions	577,109	53,135	-	142,491	772,735
Corporate bond	36,595	-	-	62,557	99,152
Subtotal	6,006,268	1,180,311	257,456	794,946	8,238,981
Securities at amortized cost
Securities issued by government entities	2,446,892	-	-	-	2,446,892
Corporate bonds	-	272,347	275,660	1,387,089	1,935,096
Securities issued by foreign governments	8,847	15,540	69,765	290,455	384,607
Securities issued by other financial institutions	42,811	152,629	47,857	18,317	261,614
Securities issued by the Colombian Government	28,366	-	98,026	-	126,392
Subtotal	2,526,916	440,516	491,308	1,695,861	5,154,601
Total debt instruments	14,278,267	6,807,834	3,517,990	4,360,705	28,964,796

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

As of December 31, 2019

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,527,763	3,379,950	125,094	656,135	5,688,942
Securities issued by foreign governments	827,285	17,009	13,600	218,337	1,076,231
Securities issued by other financial institutions	157,976	281,681	60,699	224,524	724,880
Corporate bonds	10,003	34,468	24,998	39,435	108,904
Securities issued by government entities	1,533	61,776	368	8,115	71,792
Subtotal	2,524,560	3,774,884	224,759	1,146,546	7,670,749
Fair value through other comprehensive income
Securities issued by foreign governments	1,664,182	1,119,316	414,961	397,314	3,595,773
Securities issued by other financial institutions	105,894	-	-	148,131	254,025
Corporate bond	9,453	-	-	45,606	55,059
Subtotal	1,779,529	1,119,316	414,961	591,051	3,904,857
Securities at amortized cost
Securities issued by government entities	1,827,127	-	-	-	1,827,127
Corporate bonds	-	244,498	361,111	979,952	1,585,561
Securities issued by foreign governments	6,304	19,963	1,285	282,051	309,603
Securities issued by other financial institutions	77,264	127,939	-	-	205,203
Securities issued by the Colombian Government	-	13,635	77,595	-	91,230
Subtotal	1,910,695	406,035	439,991	1,262,003	4,018,724
Total debt instruments	6,214,784	5,300,235	1,079,711	2,999,600	15,594,330

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

The Bank has recognized in the consolidated statement of comprehensive income COP (100,469) in 2020, COP 43,889 in 2019 and COP 33,838 in 2018 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.

Equity securities that have been designated to be measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through other comprehensive income analyzed by listing status:

	Carrying amount
Equity securities	December 31, 2020	December 31, 2019
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	70,155	69,279
Equity securities listed in foreign countries	5,415	6,352
Equity securities unlisted:
TELERED	101,988	114,906
Asociación Gremial de Instituciones Financieras Credibanco S.A.	99,553	96,539
Compañía De Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.(1)	46,889	19,012
Fondo Renta Fija Valor(2)	24,855	82
Cámara de Riesgo Central de Contraparte de Colombia S.A.(3)	5,482	3,348
Transacciones y Transferencias, S. A.	5,248	4,557
500 Luchadores II, L.P.	4,811	3,918
CADENALCO	3,908	3,163
Others(4)	150,477	188,998
Total equity securities at fair value through OCI	518,781	510,154
(1)	Higher valuation due by the increase of income by higher digital transaccions.
(2)	Higher purchases in this fund by Banistmo S.A.
(3)	Higher purchases by Bancolombia amounting to COP 2,134.
(4)	Decrease due mainly to payments received by residual rights amounting to COP 54,724

During 2020, 2019 and 2018 no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2020, 2019 and 2018 amounted to COP 13,567, COP 10,498 and COP 13,105, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2020 and 2019 is as follows:

As of December 31, 2020

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by the Colombian Government	Less than 3 months	TES - Treasury instruments	59,803
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	287,816
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	1,742,072
Securities issued by foreign governments	Between 6 and 12 months	Bonds	89,245
Securities issued by foreign governments	Greater than 12 months	Bonds	82,380
Subtotal investments pledged as collateral in money market			2,261,316
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	49,624
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	340,222
Subtotal investments pledged as collateral in derivative operations			389,846
Total securities pledged as collateral			2,651,162

As of December 31, 2019

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by the Colombian Government	Less than 3 months	TES-Treasury instruments	49,591
Securities issued by the Colombian Government	Greater than 12 months	TES-Treasury instruments	709,439
Securities issued by foreign governments	Greater than 12 months	Bonds	131,086
Subtotal investments pledged as collateral in money market			890,116
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Less than 3 months	TES - Treasury instruments	114,060
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	8,150
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	101,229
Equity securities listed in stock market	Permanent	Stocks	7,664
Subtotal investments pledged as collateral in derivative operations			231,103
Total securities pledged as collateral			1,121,219

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at Fair value through other comprehensive income and Amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:

As of December 31, 2020

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2020	7,827,746	95,835	7,923,581
Sales and maturities	(4,562,773)	-	(4,562,773)
Purchases	9,830,079	56,645	9,886,724
Valuation and payments	(12,681)	(595)	(13,276)
Foreign exchange	154,783	4,543	159,326
Gross carrying amount as at 31 December 2020	13,237,154	156,428	13,393,582

As of December 31, 2019

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2019	6,785,507	26,159	6,811,666
Change in measurement(1)	12,645	-	12,645
Sales and maturities	(3,596,773)	(393)	(3,597,166)
Purchases	4,670,615	69,592	4,740,207
Valuation and payments	(71,124)	260	(70,864)
Foreign exchange	26,876	217	27,093
Gross carrying amount as at 31 December 2019	7,827,746	95,835	7,923,581
(1)	Changes in measurement took place on a corporate bond of Banco Agrícola S.A. debt instruments portfolio from fair value through profit or loss to amortized cost.

The following shows provisions detail for the debt instruments portfolio using the expected credit losses model:

As of December 31, 2020

Concept	Stage 1	Stage 2	Total
In millions of COP
Securities at amortized cost	4,998,173	156,428	5,154,601
Carrying amount	5,032,673	161,054	5,193,727
Loss allowance	(34,500)	(4,626)	(39,126)
Securities at fair value through other comprehensive income	8,238,981	-	8,238,981
Total debt instruments portfolio measure at fair value through OCI and amortized cost	13,237,154	156,428	13,393,582

As of December 31, 2019

Concept	Stage 1	Stage2	Total
In millions of COP
Securities at amortized cost	3,922,889	95,835	4,018,724
Carrying amount	3,933,039	97,423	4,030,462
Loss allowance	(10,150)	(1,588)	(11,738)
Securities at fair value through other comprehensive income	3,904,857	-	3,904,857
Total debt instruments portfolio measure at fair value through OCI and amortized cost	7,827,746	95,835	7,923,581

The changes in the allowance are mainly due to the application of the expected credit losses model to debt instruments measured at amortized cost.

The following table sets forth the changes in the allowance for debt instruments measured at amortized cost and fair value through other comprehensive income:

As of December 31, 2020

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2020	13,013	1,588	14,601
Sales and maturities	(6,313)	-	(6,313)
New debt instruments purchased	19,856	3,429	23,285
Remeasurement	10,872	(466)	10,406
Foreign exchange	317	75	392
Loss allowance of December 31, 2020	37,745	4,626	42,371

The increase in loss allowance is due to higher risk in all issuers in Bank’s investment portfolio.

As of December 31, 2019

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2019	14,174	609	14,783
Change in measurement(1)	228	-	228
Sales and maturities	(6,599)	(1)	(6,600)
New debt instruments purchased	5,235	1,234	6,469
Remeasurement	(89)	(259)	(348)
Foreign exchange	64	5	69
Loss allowance of December 31, 2019	13,013	1,588	14,601
(1)	Changes in measurement took place on a corporate bond of Banco Agrícola S.A. debt instruments portfolio from fair value through profit or loss to amortized cost.

The increase in stage 2 is due to purchases of Securities issued by the Guatemalan government.

As of December 31, 2018

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2018	8,932	6,797	15,729
Remeasurement	4,730	(1,956)	2,774
Transfer to stage 1	488	(488)	-
New debt instruments purchased	6,693	-	6,693
Sales and maturities	(6,673)	(3,750)	(10,423)
Foreign exchange	4	6	10
Loss allowance of December 31, 2018	14,174	609	14,783

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

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Note 31 Risk management.

The following table sets forth the carrying values of the Bank’s derivatives by type of risk as of December 31, 2020 and 2019:

Derivatives	December 31, 2020	December 31, 2019
In millions of COP
Forwards
Assets
Foreign exchange contracts	975,125	715,365
Equity contracts	1,688	2,143
Subtotal assets	976,813	717,508
Liabilities
Foreign exchange contracts	(880,614)	(768,015)
Equity contracts	(15,333)	(4,346)
Subtotal liabilities	(895,947)	(772,361)
Total forwards	80,866	(54,853)
Swaps
Assets
Foreign exchange contracts	947,053	757,296
Interest rate contracts	840,042	372,553
Subtotal assets	1,787,095	1,129,849
Liabilities
Foreign exchange contracts	(615,625)	(652,610)
Interest rate contracts	(803,153)	(377,341)
Subtotal liabilities	(1,418,778)	(1,029,951)
Total swaps	368,317	99,898
Options
Assets
Foreign exchange contracts	36,811	55,598
Subtotal assets	36,811	55,598
Liabilities
Foreign exchange contracts	(66,601)	(58,500)
Subtotal liabilities	(66,601)	(58,500)
Total options	(29,790)	(2,902)
Derivative assets	2,800,719	1,902,955
Derivative liabilities	(2,381,326)	(1,860,812)

The table below present the notional amounts of the derivatives contracts as of December 31, 2020 and 2019:

Derivatives	December 31, 2020	December 31, 2019
In millions of COP
Forwards
Assets
Foreign exchange contracts	21,850,683	14,682,330
Equity contracts	202,075	790,715
Subtotal assets	22,052,758	15,473,045
Liabilities
Foreign exchange contracts	(21,869,963)	(16,753,243)
Equity contracts	(2,832,595)	(1,781,398)
Subtotal liabilities	(24,702,558)	(18,534,641)
Total forwards	(2,649,800)	(3,061,596)
Swaps
Assets
Foreign exchange contracts	9,785,196	8,974,412
Interest rate contracts	27,496,792	27,128,780
Subtotal assets	37,281,988	36,103,192
Liabilities
Foreign exchange contracts	(4,956,902)	(8,322,241)
Interest rate contracts	(15,130,999)	(17,995,622)
Subtotal liabilities	(20,087,901)	(26,317,863)
Total swaps	17,194,087	9,785,329
Options
Assets
Foreign exchange contracts	1,702,445	2,445,445
Subtotal assets	1,702,445	2,445,445
Liabilities
Foreign exchange contracts	(1,598,200)	(2,412,778)
Subtotal liabilities	(1,598,200)	(2,412,778)
Total options	104,245	32,667
Futures
Assets
Foreign exchange contracts	8,302,204	5,826,363
Equity contracts	-	4
Subtotal assets	8,302,204	5,826,367
Liabilities
Foreign exchange contracts	(5,975,467)	(492)
Equity contracts	-	(4)
Others	(750,000)	-
Subtotal liabilities	(6,725,467)	(496)
Total futures	1,576,737	5,825,871
Derivative assets	69,339,395	59,848,049
Derivative liabilities	(53,114,126)	(47,265,778)

The following table sets forth the remaining contractual life of the derivatives portfolio:

As of December 31, 2020

	Forwards	Swaps	Options	Total
In millions of COP
Assets	976,813	1,787,095	36,811	2,800,719
Less than 1 year	971,321	268,929	34,865	1,275,115
Between 1 and 3 years	5,492	625,533	1,946	632,971
Greater than 3 years	-	892,633	-	892,633
Liabilities	(895,947)	(1,418,778)	(66,601)	(2,381,326)
Less than 1 year	(876,888)	(181,920)	(62,094)	(1,120,902)
Between 1 and 3 years	(19,059)	(412,431)	(4,507)	(435,997)
Greater than 3 years	-	(824,427)	-	(824,427)

As of December 31, 2019

	Forwards	Swaps	Options	Total
In millions of COP
Assets	717,508	1,129,849	55,598	1,902,955
Less than 1 year	712,990	281,412	51,475	1,045,877
Between 1 and 3 years	4,518	364,797	4,123	373,438
Greater than 3 years	-	483,640	-	483,640
Liabilities	(772,361)	(1,029,951)	(58,500)	(1,860,812)
Less than 1 year	(757,560)	(259,645)	(51,686)	(1,068,891)
Between 1 and 3 years	(14,801)	(311,324)	(6,814)	(332,939)
Greater than 3 years	-	(458,982)	-	(458,982)

Collateral for derivatives

The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
In millions of COP
Collateral granted	641,795	522,253
Collateral received	(570,097)	(324,768)

Day one gains or (losses)

If an asset has been acquired or a liability has been assumed in a market transaction, it could be assumed that the transaction price is the fair value of the asset or liability. However, the fair value of the financial asset or liability at the time of initial recognition may be different from the transaction price, because the fair value includes variables in its valuation technique that include market information, such as interest rate yield curves, currencies rates, indicators, default factors among others. When the values are not equal, the asset or liability must be measured at fair value and the difference between the transaction price and the fair value must be recognized as follows:

●	If fair value is evidenced by Level 1 inputs or is based on a valuation technique that uses only observable market data, the Group must recognize the difference as a gain or loss on initial recognition directly in the income statement.

●	In all other circumstances, the entire day 1 gain or loss is deferred and is recognized in the income statement over the life of the transaction.

The table below presents the unrecognised gains or (losses) for derivatives trading at the initial moment, due to used of valuation techniques for which nota ll inputs were observable market data:

As of December 31, 2020

	Forward	Swaps	Opciones	Total
In millions of COP
Balance at January 1, 2020	6,666	15,736	26,572	48,974
Increase due to new trades	321,006	21,481	79,181	421,668
Reduction due to amortization	(293,579)	(9,250)	(77,180)	(380,009)
Reduction due to sale or transfer	(4,991)	(983)	(7,121)	(13,095)
Balance at December 31, 2020	29,102	26,984	21,452	77,538

As of December 31, 2019

	Forward	Swaps	Opciones	Total
In millions of COP
Balance at January 1, 2019	4,711	16,052	33,977	54,740
Increase due to new trades	37,961	3,475	64,414	105,850
Reduction due to amortization	(35,500)	(1,968)	(64,791)	(102,259)
Reduction due to sale or transfer	(506)	(1,823)	(7,028)	(9,357)
Balance at December 31, 2019	6,666	15,736	26,572	48,974

Hedge accounting

The Bank, through Banistmo, has entered into derivatives to manage its interest risk. Those derivatives are designated as hedging instruments to protect the Bank against changes in the fair value of Banistmo´s position in debt instruments issued by the Panamanian Government (fair value hedge). The hedge effectiveness assessment is performed on a monthly basis consistently throughout the hedging relationship. For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value of the related hedged item concerning to the risk hedged, are reflected in the statement of income in the line “Interest and valuation on financial instruments”.

Fair value hedging

As of December 31, 2020 and 2019, Banistmo has designated 8 derivative contracts (Interest rate swaps), as fair value hedging instruments with maturity dates ranging from July 2022.

The following table contains details of the hedged expresures covered by the Group’s hedging strategies:

December 31, 2020
In millions of COP
	Carrying amount of hedged	Accumulated amount of fair value
	item	adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	300,959	(11,182)	Financial assets investments

December 31, 2020
In thousands of USD
	Carrying amount of hedged	Accumulated amount of fair value
	item	adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	87,679	(3,258)	Financial assets investments

December 31, 2019
In millions of COP
	Carrying amount of hedged	Accumulated amount of fair value
	item	adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	287,670	(4,955)	Financial assets investments

December 31, 2019
In thousands of USD
	Carrying amount of hedged	Accumulated amount of fair value
	item	adjustments on the hedged item	Balance sheet line item
	Assets	Assets
Fair value hedges
Interest rate
- Fixed rate	87,781	(1,512)	Financial assets investments

The following table sets forth the notional amount and fair value of the hedged item recognized in the statement of financial position as ‘Financial assets investments’, as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
In millions of COP
Notional amount	273,055	260,696
Fair value	300,959	287,670

	December 31, 2020	December 31, 2019
In thousands of USD
Notional amount	79,550	79,550
Fair value	87,679	87,781

The following table contains information regarding the effectiveness of the hedging relationships designated by the Group, as well as the impacts on profit or loss and other comprehensive income:

December 31, 2020
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	(3,746)	Other operating income

December 31, 2019
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	663	Other operating income

December 31, 2018
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	-	14,158	Other operating income

Net foreign investment

The Bank has designated debt securities in issue for USD 2,200,000 as a hedged instrument for hedging a portion of the net assets of Banistmo S.A.. Consequently, the exchange difference relating to the translation of the debt securities in issue are recognized directly in other comprehensive income by the Parent Company. The adjustment recognized in other comprehensive income amounted to COP (341,792), COP (60,258) and COP (584,650), for the years ended at December 31, 2020, 2019 and 2018, respectively.

For further information see note 18 Debt instruments in issue and Consolidated Statement of Comprehensive Income.

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

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2020 and 2019 by derivative and by risk:

As of December 31, 2020

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	947,053	(615,625)
Forwards	975,125	(880,614)
Options	36,811	(66,601)
Interest rate contracts
Swaps	840,042	(803,153)
Equity contracts
Forwards	1,688	(15,333)
Gross derivative assets/liabilities	2,800,719	(2,381,326)
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	2,800,719	(2,381,326)
Master netting agreements	(2,258,118)	2,381,326
Cash collateral received/paid	(251,949)	-
Equity collateral received/paid	(290,652)	-
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

As of December 31, 2019

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	757,296	(652,610)
Forwards	715,365	(768,015)
Options	55,598	(58,500)
Interest rate contracts
Swaps	372,553	(377,341)
Equity contracts
Forwards	2,143	(4,346)
Gross derivative assets/liabilities	1,902,955	(1,860,812)
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	1,902,955	(1,860,812)
Master netting agreements	(1,803,407)	1,787,511
Cash collateral received/paid	(99,548)	73,301
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

For further information about offsetting of other financial assets and liabilities see Note 16 Interbank deposits and repurchase agreements and other similar secured borrowing.

Interest rate benchmark reform

The Bank, through Banistmo, has fair value hedge accounting relationships that are exposed to LIBOR. Given this benchmark rate is subject to uncertainty as a result of the replacement of LIBOR, the Bank has adopted the amendments to IFRS 9 which provide temporary relief from applying specific hedge accounting requirements (as explained in note 2 Significant Accounting Policies).

The hedge accounting relationships that are affected by the adoption of the temporary hedge exceptions items are presented in the Statement of Financial Position. The bank assumed that the hedge accounting will remain highly probable and that the hedge relationship will remain highly effective.

The Bank maintains swaps as hedging instruments where it changes flows as follows: it pays a fixed interest rate and receives floating interest to hedge the market risk of fixed rate debt instruments.

The table below shows the notional value of hedging instruments by benchmark interest rate impacted by the reform.

December 31, 2020
In millions of COP
	Notional value of	Maturing after
	hedging instruments	31 December 2021
Fair value hedges
USD LIBOR	79,550	79,550

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

●	Differences in the interest rate market curves applied to discount the hedging instrument and the hedged instrument.

The effects of the reforms identified for the LIBOR rate transition, where it could be affected if the agreed times for the changes do not coincide with those made by the international market and have different impacts on the hedged instrument and the hedging instruments.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET

Loans and financial leasing operating portfolio

The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2020 and 2019:

Composition	December 31, 2020	December 31, 2019
In millions of COP
Commercial	98,659,287	92,768,553
Consumer	41,055,939	39,700,670
Mortgage	25,959,112	23,983,283
Financial Leases(1)	24,503,317	24,550,829
Small Business Loans	1,232,075	1,279,408
Total gross loans and advances to customers	191,409,730	182,282,743
Total allowance	(16,616,043)	(10,929,395)
Total Net loans and advances to customers	174,793,687	171,353,348
(1)	See note 7.1 Lessor.

Allowance for loans losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2020, 2019 and 2018:

As of December 31, 2020

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2020	5,456,993	3,445,818	860,665	1,025,403	140,516	10,929,395
+ Recovery of charged - off loans	118,196	256,836	15,943	44,381	1,552	436,908
+ Credit impairment charges on loans, advances and financial leases, net(1)	2,406,228	3,745,662	163,527	903,191	117,147	7,335,755
+ Adjusted stage 3(1)(2)	213,214	203,420	39,793	63,240	9,907	529,574
- Charges-off	(527,318)	(1,875,355)	(89,727)	(40,150)	(67,853)	(2,600,403)
+/- Translation adjustment	6,407	(22,951)	2,314	(32)	(924)	(15,186)
Balance at December 31, 2020	7,673,720	5,753,430	992,515	1,996,033	200,345	16,616,043
(1)	The increases are mostly due to the consequences of the COVID-19 pandemic in 2020. For more information see note 31. Risk management.
(2)	It is recognized as a lower value of Interest Income on loans and financial leases in Consolidated Statement of Income, according with IFRS 9.

As of December 31, 2019

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2019	5,360,833	2,892,891	853,764	990,970	137,373	10,235,831
+/- Loan purchases / Loan sales(1)	(4,332)	-	-	(1,557)	-	(5,889)
+ Recovery of charged - off loans	139,268	317,722	33,869	57,057	3,734	551,650
+ Credit impairment charges on loans, advances and financial leases, net	1,299,379	1,971,037	33,808	25,130	55,827	3,385,181
+ Adjusted stage 3	223,824	148,001	42,495	50,119	9,277	473,716
- Charges-off	(1,572,113)	(1,890,490)	(104,720)	(97,148)	(65,909)	(3,730,380)
+/- Translation adjustment	10,134	6,657	1,449	832	214	19,286
Balance at December 31, 2019	5,456,993	3,445,818	860,665	1,025,403	140,516	10,929,395
(1)	This item includes portfolio purchase/sales operation held between Bancolombia S.A. and Titularizadora Colombiana.

As of December 31, 2018

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance of period December 31, 2017	4,514,180	2,291,829	645,101	631,402	140,591	8,223,103
+ Effect of adoption of IFRS 9	512,959	237,515	106,692	176,521	1,374	1,035,061
Balance at beginning of period January 1, 2018	5,027,139	2,529,344	751,793	807,923	141,965	9,258,164
+/- Loan purchases / Loan sales(1)	(2,020)	-	-	(377)	-	(2,397)
+ Recovery of charged - off loans	124,865	251,632	22,373	51,808	9,182	459,860
+ Credit impairment charges on loans, advances and financial leases, net	1,463,097	1,943,323	150,873	231,668	62,664	3,851,625
Adjusted stage 3	158,396	71,157	26,502	22,230	7,127	285,412
- Charges-off	(1,468,704)	(2,012,315)	(112,417)	(135,674)	(86,802)	(3,815,912)
+/- Translation adjustment	58,060	109,750	14,640	13,392	3,237	199,079
Balance at December 31, 2018	5,360,833	2,892,891	853,764	990,970	137,373	10,235,831
(1)	This item includes portfolio purchase/sales operation held between Bancolombia S.A. and Titularizadora Colombiana.

The following explains the significant changes in the loans and the allowance for loans losses by category during the periods ended at December 31, 2020 and 2019 as a result of applying the expected credit loss model according to IFRS 9:

As of December 31, 2020

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2020	80,068,756	(544,996)	4,763,023	(514,230)	7,936,774	(4,397,767)	92,768,553	(5,456,993)
Transfers of financial instruments:	(3,713,748)	(26,439)	2,187,077	125,585	1,526,671	(99,146)	-	-
Transfers from stage 1 to stage 2	(3,731,056)	38,304	3,731,056	(38,304)	-	-	-	-
Transfers from stage 1 to stage 3	(697,975)	27,097	-	-	697,975	(27,097)	-	-
Transfers from stage 2 to stage 1	708,096	(86,383)	(708,096)	86,383	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(892,418)	112,395	892,418	(112,395)	-	-
Transfers from stage 3 to stage 1	7,187	(5,457)	-	-	(7,187)	5,457	-	-
Transfers from stage 3 to stage 2	-	-	56,535	(34,889)	(56,535)	34,889	-	-
Remeasurement arising from transfer of stage	(57,304)	59,649	(131,960)	(84,391)	(143,019)	(788,544)	(332,283)	(813,286)
Remeasurement from remaining in the stage	(4,653,349)	(77,848)	(261,305)	24,899	50,574	(494,646)	(4,864,080)	(547,595)
Remeasurement due to changes in economics factors	-	(772,811)	-	(293,441)	-	(2,878)	-	(1,069,130)

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Remeasurement due to changes in model inputs	-	331,595	-	131,911	-	4,960	-	468,466
Remeasurement due to methodological changes	-	215,377	-	40,491	-	(18,034)	-	237,834
New financial assets purchased/originated(1)	42,257,583	(601,500)	2,628,002	(325,057)	1,098,017	(706,337)	45,983,602	(1,632,894)
Financial assets that have been derecognized	(34,261,422)	202,191	(1,078,837)	124,173	(497,305)	292,603	(35,837,564)	618,967
Charges-off	(4,621)	408	(30,889)	8,392	(491,808)	518,518	(527,318)	527,318
Foreign Exchange and other movements	1,227,550	1,621	128,548	253	112,279	(8,281)	1,468,377	(6,407)
Balance at December 31, 2020	80,863,445	(1,212,753)	8,203,659	(761,415)	9,592,183	(5,699,552)	98,659,287	(7,673,720)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2020	35,957,631	(1,206,691)	1,969,289	(653,426)	1,773,750	(1,585,701)	39,700,670	(3,445,818)
Transfers of financial instruments:	(3,707,605)	73,070	2,272,046	(40,762)	1,435,559	(32,308)	-	-
Transfers from stage 1 to stage 2	(2,770,159)	161,268	2,770,159	(161,268)	-	-	-	-
Transfers from stage 1 to stage 3	(1,383,742)	112,749	-	-	1,383,742	(112,749)	-	-
Transfers from stage 2 to stage 1	335,819	(94,528)	(335,819)	94,528	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(238,526)	91,967	238,526	(91,967)	-	-
Transfers from stage 3 to stage 1	110,477	(106,419)	-	-	(110,477)	106,419	-	-
Transfers from stage 3 to stage 2	-	-	76,232	(65,989)	(76,232)	65,989	-	-
Remeasurement arising from transfer of stage	(57,958)	93,488	27,810	(701,575)	321,896	(2,088,963)	291,748	(2,697,050)
Remeasurement from remaining in the stage	(2,464,765)	(174,482)	(42,505)	(77,187)	(6,527)	(11,317)	(2,513,797)	(262,986)
Remeasurement due to changes in economics factors	-	(193,515)	-	(78,723)	-	14,943	-	(257,295)
Remeasurement due to changes in model inputs	-	(229,585)	-	(56,358)	-	(9,317)	-	(295,260)

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Remeasurement due to methodological changes	-	174,522	-	5,783	-	13	-	180,318
New financial assets purchased/originated(1)	11,872,373	(581,092)	1,007,026	(343,514)	465,788	(393,820)	13,345,187	(1,318,426)
Financial assets that have been derecognized	(7,969,415)	220,085	(269,213)	85,520	(154,352)	139,176	(8,392,980)	444,781
Charges-off	(303,296)	75,717	(404,025)	187,363	(1,168,034)	1,612,275	(1,875,355)	1,875,355
Foreign Exchange and other movements	439,058	(1,600)	39,107	21,223	22,301	3,328	500,466	22,951
Balance at December 31, 2020	33,766,023	(1,750,083)	4,599,535	(1,651,656)	2,690,381	(2,351,691)	41,055,939	(5,753,430)
(1)	Includes financial assets purchased, originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2020	21,069,884	(103,962)	1,857,427	(173,512)	1,623,518	(747,929)	24,550,829	(1,025,403)
Transfers of financial instruments:	(2,110,496)	(7,637)	864,373	72,160	1,246,123	(64,523)	-	-
Transfers from stage 1 to stage 2	(1,795,460)	14,441	1,795,460	(14,441)	-	-	-	-
Transfers from stage 1 to stage 3	(595,521)	8,606	-	-	595,521	(8,606)	-	-
Transfers from stage 2 to stage 1	271,917	(27,677)	(271,917)	27,677	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(694,294)	70,158	694,294	(70,158)	-	-
Transfers from stage 3 to stage 1	8,568	(3,007)	-	-	(8,568)	3,007	-	-
Transfers from stage 3 to stage 2	-	-	35,124	(11,234)	(35,124)	11,234	-	-
Remeasurement arising from transfer of stage	(15,234)	25,467	(21,789)	(175,238)	(32,869)	(596,970)	(69,892)	(746,741)
Remeasurement from remaining in the stage	(1,495,273)	(44,438)	(27,939)	(24,127)	16,038	(130,711)	(1,507,174)	(199,276)
Remeasurement due to changes in economics factors	-	(37,766)	-	(25,905)	-	(1,631)	-	(65,302)
Remeasurement due to changes in model inputs	-	30,674	-	19,613	-	(7,119)	-	43,168
Remeasurement due to methodological changes	-	(42,164)	-	(431)	-	(1,754)	-	(44,349)
New financial assets purchased/originated(1)	2,652,974	(32,284)	201,858	(20,383)	26,014	(13,934)	2,880,846	(66,601)
Financial assets that have been derecognized	(1,447,843)	7,161	(94,995)	15,893	(101,053)	45,235	(1,643,891)	68,289

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Charges-off	(245)	6	(9,645)	737	(30,260)	39,407	(40,150)	40,150
Foreign Exchange and other movements	327,409	872	2,839	743	2,501	(1,583)	332,749	32
Balance at December 31, 2020	18,981,176	(204,071)	2,772,129	(310,450)	2,750,012	(1,481,512)	24,503,317	(1,996,033)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2020	21,584,674	(115,817)	1,340,380	(166,255)	1,058,229	(578,593)	23,983,283	(860,665)
Transfers of financial instruments:	(1,953,986)	(37,087)	1,751,078	17,155	202,908	19,932	-	-
Transfers from stage 1 to stage 2	(2,107,576)	16,759	2,107,576	(16,759)	-	-	-	-
Transfers from stage 1 to stage 3	(158,243)	5,534	-	-	158,243	(5,534)	-	-
Transfers from stage 2 to stage 1	257,791	(36,111)	(257,791)	36,111	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(193,935)	29,595	193,935	(29,595)	-	-
Transfers from stage 3 to stage 1	54,042	(23,269)	-	-	(54,042)	23,269	-	-
Transfers from stage 3 to stage 2	-	-	95,228	(31,792)	(95,228)	31,792	-	-
Remeasurement arising from transfer of stage	(29,583)	45,506	(14,999)	(68,139)	55,225	(162,553)	10,643	(185,186)
Remeasurement from remaining in the stage	(670,018)	(1,610)	(29,867)	28,275	37,035	(95,904)	(662,850)	(69,239)
Remeasurement due to changes in economics factors	-	(12,789)	-	(88,897)	-	57,295	-	(44,391)
Remeasurement due to changes in model inputs	-	(63,963)	-	19,573	-	(17,785)	-	(62,175)
Remeasurement due to methodological changes	-	77,559	-	27,589	-	-	-	105,148
New financial assets purchased/originated(1)	3,405,877	(19,252)	83,612	(8,025)	12,878	(6,318)	3,502,367	(33,595)
Financial assets that have been derecognized	(1,126,329)	6,450	(62,141)	7,996	(103,654)	55,729	(1,292,124)	70,175
Charges-off	(823)	13	(101)	82	(88,803)	89,632	(89,727)	89,727
Foreign Exchange and other movements	466,751	(513)	25,728	(491)	15,041	(1,310)	507,520	(2,314)
Balance at December 31, 2020	21,676,563	(121,503)	3,093,690	(231,137)	1,188,859	(639,875)	25,959,112	(992,515)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2020	1,088,656	(39,456)	70,219	(16,615)	120,533	(84,445)	1,279,408	(140,516)
Transfers of financial instruments:	(115,997)	5,969	28,366	2,844	87,631	(8,813)	-	-
Transfers from stage 1 to stage 2	(58,455)	3,597	58,455	(3,597)	-	-	-	-
Transfers from stage 1 to stage 3	(71,502)	5,749	-	-	71,502	(5,749)	-	-
Transfers from stage 2 to stage 1	6,941	(1,847)	(6,941)	1,847	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(25,717)	6,015	25,717	(6,015)	-	-
Transfers from stage 3 to stage 1	7,019	(1,530)	-	-	(7,019)	1,530	-	-
Transfers from stage 3 to stage 2	-	-	2,569	(1,421)	(2,569)	1,421	-	-
Remeasurement arising from transfer of stage	(2,093)	2,523	(7,658)	(11,680)	(24,797)	(66,242)	(34,548)	(75,399)
Remeasurement from remaining in the stage	(119,612)	4,178	(1,359)	(2,026)	(278)	(12,344)	(121,249)	(10,192)
Remeasurement due to changes in economics factors	-	(19,442)	-	(522)	-	486	-	(19,478)
Remeasurement due to changes in model inputs	-	12,172	-	1,348	-	252	-	13,772
Remeasurement due to methodological changes	-	(326)	-	72	-	-	-	(254)
New financial assets purchased/originated(1)	359,511	(18,809)	39,573	(12,742)	26,816	(20,925)	425,900	(52,476)
Financial assets that have been derecognized	(256,947)	7,606	(9,387)	2,433	(7,390)	5,382	(273,724)	15,421
Charges-off	(8,010)	653	(11,606)	3,428	(48,237)	63,772	(67,853)	67,853
Foreign Exchange and other movements	20,314	269	1,507	131	2,320	524	24,141	924
Balance at December 31, 2020	965,822	(44,663)	109,655	(33,329)	156,598	(122,353)	1,232,075	(200,345)
(1)	Includes financial assets purchased, originated and restructured.

As of December 31, 2019

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2019	83,632,770	(522,230)	3,214,860	(358,473)	7,753,018	(4,480,130)	94,600,648	(5,360,833)
Transfers of financial instruments:	(3,379,040)	(59,345)	1,490,896	(16,514)	1,888,144	75,859	-	-
Transfers from stage 1 to stage 2	(2,346,307)	20,143	2,346,307	(20,143)	-	-	-	-
Transfers from stage 1 to stage 3	(1,639,408)	25,881	-	-	1,639,408	(25,881)	-	-
Transfers from stage 2 to stage 1	567,870	(90,503)	(567,870)	90,503	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(531,867)	49,065	531,867	(49,065)	-	-
Transfers from stage 3 to stage 1	38,805	(14,866)	-	-	(38,805)	14,866	-	-
Transfers from stage 3 to stage 2	-	-	244,326	(135,939)	(244,326)	135,939	-	-
Remeasurement arising from transfer of stage	(69,103)	73,117	(180,970)	(35,733)	(79,264)	(975,050)	(329,337)	(937,666)
Remeasurement from remaining in the stage	(6,053,045)	51,741	(107,835)	28,901	(329,883)	(394,399)	(6,490,763)	(313,757)
Remeasurement due to changes in economics factors	-	(10,026)	-	(22,778)	-	1,184	-	(31,620)
Remeasurement due to changes in model inputs	-	(3,710)	-	17,351	-	(9,551)	-	4,090
Remeasurement due to methodological changes	-	39,705	-	(25,887)	-	(4,023)	-	9,795
New financial assets purchased/originated(1)	45,168,819	(288,705)	1,158,765	(183,524)	1,801,096	(1,110,945)	48,128,680	(1,583,174)
Financial assets that have been derecognized	(39,407,782)	178,138	(788,746)	71,301	(1,636,411)	944,754	(41,832,939)	1,194,193
Charges-off	(63,585)	1,946	(37,362)	11,779	(1,471,166)	1,558,388	(1,572,113)	1,572,113
Foreign Exchange and other movements	239,722	(5,627)	13,415	(653)	11,240	(3,854)	264,377	(10,134)
Balance at December 31, 2019	80,068,756	(544,996)	4,763,023	(514,230)	7,936,774	(4,397,767)	92,768,553	(5,456,993)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2019	28,666,461	(980,423)	1,758,162	(520,976)	1,568,758	(1,391,492)	31,993,381	(2,892,891)
Transfers of financial instruments:	(1,019,225)	(80,128)	283,945	43,795	735,280	36,333	-	-
Transfers from stage 1 to stage 2	(795,809)	50,864	795,809	(50,864)	-	-	-	-
Transfers from stage 1 to stage 3	(739,010)	54,799	-	-	739,010	(54,799)	-	-
Transfers from stage 2 to stage 1	436,178	(115,024)	(436,178)	115,024	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(167,143)	56,945	167,143	(56,945)	-	-
Transfers from stage 3 to stage 1	79,416	(70,767)	-	-	(79,416)	70,767	-	-
Transfers from stage 3 to stage 2	-	-	91,457	(77,310)	(91,457)	77,310	-	-
Remeasurement arising from transfer of stage	(98,739)	133,169	(102,200)	(121,934)	253,224	(1,695,509)	52,285	(1,684,274)
Remeasurement from remaining in the stage	(2,511,256)	1,038	(70,576)	35,413	(32,301)	10,533	(2,614,133)	46,984
Remeasurement due to changes in economics factors	-	(9,591)	-	3,802	-	735	-	(5,054)
Remeasurement due to changes in model inputs	-	126,465	-	(47,491)	-	4,103	-	83,077
Remeasurement due to methodological changes	-	(32,531)	-	2,937	-	(7,881)	-	(37,475)
New financial assets purchased/originated(1)	19,784,995	(664,927)	764,355	(258,400)	497,769	(434,371)	21,047,119	(1,357,698)
Financial assets that have been derecognized	(8,422,375)	253,971	(355,731)	99,012	(189,520)	164,697	(8,967,626)	517,680
Charges-off	(511,958)	48,659	(315,056)	111,948	(1,063,476)	1,729,883	(1,890,490)	1,890,490
Foreign Exchange and other movements	69,728	(2,393)	6,390	(1,532)	4,016	(2,732)	80,134	(6,657)
Balance at December 31, 2019	35,957,631	(1,206,691)	1,969,289	(653,426)	1,773,750	(1,585,701)	39,700,670	(3,445,818)
(1)	Includes financial assets purchased, originated and restructured.

Financial leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2019	20,355,961	(104,429)	1,145,165	(179,668)	1,697,078	(706,873)	23,198,204	(990,970)
Transfers of financial instruments:	(1,061,321)	(22,213)	731,304	42,010	330,017	(19,797)	-	-
Transfers from stage 1 to stage 2	(1,048,366)	7,688	1,048,366	(7,688)	-	-	-	-

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Transfers from stage 1 to stage 3	(264,298)	4,497	-	-	264,298	(4,497)	-	-
Transfers from stage 2 to stage 1	233,500	(26,504)	(233,500)	26,504	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(186,146)	46,019	186,146	(46,019)	-	-
Transfers from stage 3 to stage 1	17,843	(7,894)	-	-	(17,843)	7,894	-	-
Transfers from stage 3 to stage 2	-	-	102,584	(22,825)	(102,584)	22,825	-	-
Remeasurement arising from transfer of stage	(28,895)	22,751	(63,900)	(58,729)	(31,375)	(143,003)	(124,170)	(178,981)
Remeasurement from remaining in the stage	(1,524,336)	7,477	(72,455)	32,405	(10,924)	(41,790)	(1,607,715)	(1,908)
Remeasurement due to changes in economics factors	-	(1,822)	-	(3,044)	-	(42)	-	(4,908)
Remeasurement due to changes in model inputs	-	2,083	-	661	-	(22,147)	-	(19,403)
Remeasurement due to methodological changes	-	13,701	-	(23,672)	-	(8,793)	-	(18,764)
New financial assets purchased/originated(1)	4,760,874	(30,539)	262,832	(4,919)	23,518	(10,862)	5,047,224	(46,320)
Financial assets that have been derecognized	(1,481,828)	9,126	(143,203)	21,104	(291,926)	109,305	(1,916,957)	139,535
Charges-off	(713)	7	(2,974)	580	(93,461)	96,561	(97,148)	97,148
Foreign Exchange and other movements	50,142	(104)	658	(240)	591	(488)	51,391	(832)
Balance at December 31, 2019	21,069,884	(103,962)	1,857,427	(173,512)	1,623,518	(747,929)	24,550,829	(1,025,403)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2019	20,280,416	(110,722)	1,513,063	(157,016)	1,077,206	(586,026)	22,870,685	(853,764)
Transfers of financial instruments:	(78,120)	(75,570)	(20,302)	6,849	98,422	68,721	-	-
Transfers from stage 1 to stage 2	(609,598)	9,392	609,598	(9,392)	-	-	-	-
Transfers from stage 1 to stage 3	(177,154)	4,876	-	-	177,154	(4,876)	-	-
Transfers from stage 2 to stage 1	631,692	(57,920)	(631,692)	57,920	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(167,345)	24,239	167,345	(24,239)	-	-
Transfers from stage 3 to stage 1	76,940	(31,918)	-	-	(76,940)	31,918	-	-

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Transfers from stage 3 to stage 2	-	-	169,137	(65,918)	(169,137)	65,918	-	-
Remeasurement arising from transfer of stage	(50,316)	54,296	(35,924)	(15,576)	38,394	(154,824)	(47,846)	(116,104)
Remeasurement from remaining in the stage	(1,116,457)	(22)	(28,542)	2,899	36,226	(86,293)	(1,108,773)	(83,416)
Remeasurement due to changes in economics factors	-	2,356	-	5,127	-	7,967	-	15,450
Remeasurement due to changes in model inputs	-	11,908	-	(19,835)	-	13,992	-	6,065
Remeasurement due to methodological changes	-	14,185	-	5,684	-	(737)	-	19,132
New financial assets purchased/originated(1)	4,076,279	(22,365)	32,271	(5,581)	12,444	(5,631)	4,120,994	(33,577)
Financial assets that have been derecognized	(1,598,993)	10,316	(123,901)	11,462	(110,191)	60,500	(1,833,085)	82,278
Charges-off	(6,645)	56	(1,330)	117	(96,745)	104,547	(104,720)	104,720
Foreign Exchange and other movements	78,510	(255)	5,045	(385)	2,473	(809)	86,028	(1,449)
Balance at December 31, 2019	21,584,674	(115,817)	1,340,380	(166,255)	1,058,229	(578,593)	23,983,283	(860,665)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Balance at January 1, 2019	958,491	(41,971)	80,805	(15,421)	116,902	(79,981)	1,156,198	(137,373)
Transfers of financial instruments:	(67,212)	3,457	203	364	67,009	(3,821)	-	-
Transfers from stage 1 to stage 2	(37,819)	2,575	37,819	(2,575)	-	-	-	-
Transfers from stage 1 to stage 3	(61,169)	5,299	-	-	61,169	(5,299)	-	-
Transfers from stage 2 to stage 1	30,270	(3,779)	(30,270)	3,779	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(17,119)	3,920	17,119	(3,920)	-	-
Transfers from stage 3 to stage 1	1,506	(638)	-	-	(1,506)	638	-	-
Transfers from stage 3 to stage 2	-	-	9,773	(4,760)	(9,773)	4,760	-	-
Remeasurement arising from transfer of stage	(7,671)	2,635	(9,868)	(1,008)	(29,962)	(46,609)	(47,501)	(44,982)
Remeasurement from remaining in the stage	(145,152)	5,502	(2,408)	697	(941)	(4,000)	(148,501)	2,199
Remeasurement due to changes in economics factors	-	51	-	15	-	55	-	121
Remeasurement due to changes in model inputs	-	5,476	-	757	-	1,940	-	8,173

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
Remeasurement due to methodological changes	-	1,407	-	349	-	(160)	-	1,596
New financial assets purchased/originated(1)	620,375	(25,971)	24,173	(7,891)	25,901	(22,041)	670,449	(55,903)
Financial assets that have been derecognized	(260,493)	8,775	(11,664)	2,339	(17,402)	8,844	(289,559)	19,958
Charges-off	(13,142)	1,250	(11,400)	3,214	(41,367)	61,445	(65,909)	65,909
Foreign Exchange and other movements	3,460	(67)	378	(30)	393	(117)	4,231	(214)
Balance at December 31, 2019	1,088,656	(39,456)	70,219	(16,615)	120,533	(84,445)	1,279,408	(140,516)
(1)	Includes financial assets purchased, originated and restructured.

Impact of movements in loans and provision for Stage

Stage 1 (12-month expected credit losses): the exposure at default in stage 1 decreased by COP 3,516,572 and the loss allowance increased by COP 1,322,151. The decrease in the portfolio in this stage is mainly due to the migration of the portfolio to stage 2, mainly of individuals, due to the measures implemented to recognize the risk associated with the COVID-19 crisis. In the commercial portfolio, a rolling to stages 2 and 3 has occurred, generated by the clients who were identified as being at higher risk due to the COVID-19 pandemic, through the Special Client Administration Forums – SCA (AEC, by its acronym in Spanish). The increase in the loss allowance is a consequence of the change in macroeconomic projections and the effects of the COVID-19 crisis in the economy.

Stage 2 (Lifetime expected credit losses): the exposure at default in stage 2 increased by COP 8,778,330, and the loss allowance decreased by COP 1,446,766. The increase in exposure at default is mainly explained by the migration from stage 1 to stage 2 of commercial and consumer customers, who were identified as being at higher risk due to the effects of the COVID-19 pandemic. The increase in the loss allowance is consistent with the stage migration of the portfolio.

Stage 3 (Lifetime expected credit losses): the exposure at default in stage 3 increased by COP 3,865,229 and the loss allowance increased by COP 2,900,548. Both, the increase in exposure at default and loss allowance, is mainly associated with the migration of the portfolio of individuals with 90 days past due delinquency, the Impairment of the corporate clients loans through the Special Client Administration Forums – SCA (AEC, by its acronym in Spanish), and the new default events of significant customers in different sectors and subsectors of the economy severely challenged by the COVID-19 crisis identified mainly by the following variables:

-	Level of impact: ability to operate in the medium term.
-	Expectation of slow recovery: recovery in a period greater than 12 months.
-	Impact on transactionality: variable that measures how much transactional information has decreased for each subsector since the first lockdowns to date.
-	High degree of uncertainty regarding the future of the sector or subsector.

Charges-off

As of December 31, 2020 and 2019 the loans that were written off amounted to COP 2,600,403 and COP 3,730,380, respectively.

NOTE 7. LEASES

7.1. Lessor

Finance leases

The Bank has entered into lease agreements as the lessor. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures, and their terms range between one and ten years, as follows:

As of December 31, 2020

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,242,852	1,103,071
Between 1 and 5 years	10,228,072	8,532,456
Greater than 5 years	21,682,923	14,867,790
Total gross investment in finance lease receivable/ present value of minimum payments	33,153,847	24,503,317
Less: Future financial income(1)	(8,650,530)	-
Present value of payments receivable(2)	24,503,317	24,503,317
Minimum non-collectable payments impairment	(1,996,033)	(1,996,033)
Total	22,507,284	22,507,284
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See note 6 loans and advances to customers, net.

As of December 31, 2019

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	872,949	375,999
Between 1 and 5 years	11,156,112	8,725,805
Greater than 5 years	22,112,482	15,449,025
Total gross investment in finance lease receivable/ present value of minimum payments	34,141,543	24,550,829
Less: Future financial income(1)	(9,590,714)	-
Present value of payments receivable(2)	24,550,829	24,550,829
Minimum non-collectable payments impairment	(1,025,403)	(1,025,403)
Total	23,525,426	23,525,426
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See note 6 loans and advances to customers, net.

Unsecured residual value (*)

The following table sets the unsecured residual values by type of asset as of December 31, 2020 and 2019:

Type of asset	December 31, 2020	December 31, 2019
In millions of COP
Technological equipment	31,761	27,769
Vehicles	21,578	19,330
Machinery and equipment	11,170	10,743
Furniture and fixtures	138	209
Total	64,647	58,051

(*) The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.

Amounts recognized as income for extensions

At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2020	December 31, 2019
In millions of COP
Technological equipment	16,217	16,727
Buildings	3,032	1,484
Machinery and equipment	1,481	1,435
Vehicles	527	1,542
Furniture and fixtures	1	1
Total	21,258	21,189

As of December 31, 2020 and 2019, the financial leases amounted to COP 1,829,971 and COP 1,918,655.

Operating leases – lessor

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancelable operating leases arrangements. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from one to ten years.

The following table presents the information of minimum payments by lease to be received:

	December 31, 2020	December 31, 2019
In millions of COP
Less than 1 year	343,516	357,541
Between 1 and 5 years	465,069	753,653
Greater than 5 years	71,622	65,545
Total	880,207	1,176,739

As of December 31, 2020 and 2019, the operating leases income amounted to COP 577,449 and COP 562,047, respectively.

Risk management associated with leases

The Bank, acting as a lessor of operating leases, has a comprehensive asset management model for those assets classified as property, plant and equipment. This model includes an impairment test that evaluates indicators that impact the assets, which is carried out annually. The test evaluates both external indicators (economic, environmental, and legal), and internal ones (insurance, maintenance and used market sales). With the declaration of economic emergency due to the effect of the management of the COVID 19 pandemic, the impairment of assets and sales conditions in the secondary market were monitored during 2020, with the result that the asset portfolio was not significantly negatively affected. Likewise, the calculation of residuals was updated to reflect the effect of the new macroeconomic conditions. Moreover, the Bank performs a detailed review process at the time of return of the asset by the lessees in order to guarantee their operating conditions. Additionally, the Bank employs experts apart from the sales force, who constantly monitor the conditions of the second-hand market, and carry out back-testing in order to determine the consistency of the residual value model, and periodically review the results together with key managers. All of the above is complemented by agreements with suppliers, which allow the exchange of information, knowledge and, in some cases, the structuring of residual risk mitigation mechanisms.

In order to manage the risks associated with the assets, the Bank also employs an insurance department, and engages an international broker and insurance companies. They all serve as support to design and define the strategies for the different types of protection that cover the lessor's risks, assets and customers.

Additionally, in Renting Colombia's vehicle rental business, assets are managed with the goal of preserving commercial value through necessary maintenance, which avoids deterioration beyond that generated by regular use. Service indicators with suppliers are periodically reviewed in order to ensure their quality and compliance with the expected levels. Safe mobility strategies are also defined based on the permanent analysis of the road safety indicators. These strategies aim at ensuring the status and useful life of the asset.

7.2. Lessee

The Bank has entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as certain technological equipment. As of December 31, 2020 and 2019, the rollforward of right of use assets was as follows:

As of December 31, 2020

		Roll - forward
Right of use assets	Balance at January 01, 2020	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation	Effect of changes in foreign exchange rate	Balance at December 31, 2020
In millions of COP
Buildings
Cost	1,754,066	70,028	24,306	-	(78,748)	36,693	39,625	1,845,970
Accumulated depreciation	(134,306)	-	-	(183,452)	40,107	-	(357)	(278,008)
Furniture and fixtures
Cost	3,842	-	-	-	(463)	5	82	3,466
Accumulated depreciation	(906)	-	-	(991)	211	-	12	(1,674)
Technological equipment
Cost	57,116	31,492	-	-	(21,567)	(3,278)	1,918	65,681
Accumulated depreciation	(16,795)	-	-	(17,338)	15,794	-	57	(18,282)
Vehicles
Cost	33,103	41,435	-	-	(13,665)	(2,948)	178	58,103
Accumulated depreciation	(4,004)	(1,767)	-	(10,129)	1,766	(36)	(71)	(14,241)
Total right of use assets – cost	1,848,127	142,955	24,306	-	(114,443)	30,472	41,803	1,973,220
Total right of use assets - accumulated depreciation	(156,011)	(1,767)	-	(211,910)	57,878	(36)	(359)	(312,205)
Total right of use assets, net	1,692,116	141,188	24,306	(211,910)	(56,565)	30,436	41,444	1,661,015
(1)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2019

		Roll - forward
Right of use assets	Balance at January 01, 2019	Acquisitions		Additions	Expenses depreciation(1)	Disposals	Revaluation	Effect of changes in foreign exchange rate	Balance at December 31, 2019
In millions of COP
Buildings
Cost	1,487,175	125,882	(2)	179,045	-	(40,432)	(3,029)	5,425	1,754,066
Accumulated depreciation	-	-		-	(155,246)	20,769	-	171	(134,306)
Furniture and fixtures
Cost	579	3,781		-	-	(153)	(362)	(3)	3,842
Accumulated depreciation	-	-		-	(985)	78	-	1	(906)
Technological equipment
Cost	49,736	11,210		-	-	(305)	(3,663)	138	57,116
Accumulated depreciation	-	-		-	(16,833)	34	-	4	(16,795)
Vehicles
Cost	34,956	8,355		2,572	-	(11,492)	(1,283)	(5)	33,103
Accumulated depreciation	-	-		(737)	(4,645)	1,376	-	2	(4,004)
Total right of use assets – cost	1,572,446	149,228		181,617	-	(52,382)	(8,337)	5,555	1,848,127
Total right of use assets - accumulated depreciation	-	-		(737)	(177,709)	22,257	-	178	(156,011)
Total right of use assets, net	1,572,446	149,228		180,880	(177,709)	(30,125)	(8,337)	5,733	1,692,116
(1)	See Note 26.3 Impairment, depreciation and amortization.
(2)	Reclassification from Leasehold improvements which are an integral part of the asset by right of use during the year 2019. See Note 10 Premises and equipment, net.

The following table sets forth the changes in lease liabilities as of December 31, 2020 according to IFRS 16:

As of December 31, 2020

Concept	Total
In millions of COP
Balance at January 01, 2020	1,831,585
(+) New contracts	98,107
(+/-) Reassessment of the lease liability	(12,546)
(-) Payments	(261,297)
(+) Accrued Interest(1)	126,846
(+/-) Effect of changes in foreign exchange rate	35,663
Balance at December 31, 2020	1,818,358
(1)	The difference of COP 8,246 with the interest right of use assets recognized in the Statement of Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.

As of December 31, 2019

Concept	Total
In millions of COP
Balance at January 01, 2019	1,848,833
(+) New contracts	135,633
(+/-) Reassessment of the lease liability	(34,755)
(-) Payments	(252,432)
(+) Accrued Interest(1)	127,558
(+/-) Effect of changes in foreign exchange rate	6,748
Balance at December 31, 2019	1,831,585
(1)	The difference of COP 5,612 with the interest right of use assets recognized in the Statement of Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.

The following table shows maturity analysis of lease liabilities as of December 31, 2020 and 2019:

As of December 31, 2020

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	5,562	42,237	62,490	1,656,546	1,766,835
Vehicles	-	446	131	-	577
Technological equipment	875	3,486	33,188	11,471	49,020
Furniture and fixtures	-	949	977	-	1,926
Total lease liabilities	6,437	47,118	96,786	1,668,017	1,818,358

As of December 31, 2019

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	6,255	22,036	73,252	1,685,676	1,787,219
Vehicles	-	986	158	-	1,144
Technological equipment	6,510	3,956	15,343	14,692	40,501
Furniture and fixtures	-	1,323	1,398	-	2,721
Total lease liabilities	12,765	28,301	90,151	1,700,368	1,831,585

The weighted average rates and average useful life of right of use assets are as follows:

As of December 31, 2020

Right of use assets	Weightedaveragelife	Weightedaverage remainingleaseterms	Weightedaveragediscount rates
Buildings	295	159	5.96%
Technological equipment	70	38	4.53%
Furniture and fixtures	45	24	6.55%
Vehicles	42	23	3.68%

As of December 31, 2019

Right of use assets	Weightedaveragelife	Weightedaverage remainingleaseterms	Weightedaveragediscount rates
Buildings	273	148	5.78%
Technological equipment	83	54	3.99%
Furniture and fixtures	45	36	6.56%
Vehicles	40	34	5.65%

The future cash outflows of variable lease payments that are not reflected in the measurement of lease liabilities as of December 31, 2020 and 2019, amount to COP 2,323 and COP 2,388.

The following table shows the detail of leases in the Consolidated Statement of Income:

As of December 31, 2020

Right of use assets	Financial interest		Expenses depreciation(2)	Payments of penalties	Effect of changes in foreign exchange rate	Short-term leases(3)	Leases for which the underlying asset is of low value(3)	Variable payments
In millions of COP
Buildings	117,680		183,452	247	(375)	1,809	2,992	679
Vehicles	263		10,129	-	-	-	24	-
Technological equipment	499		17,338	-	-	-	820	-
Furniture and fixtures	158		991	-	-	542	4,006	-
Total	118,600	(1)	211,910	247	(375)	2,351	7,842	679
(1)	See Note 25.2 Interest expenses; the amount includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 8,246.
(2)	See Note 26.3 Impairment, depreciation and amortization.
(3)	See Note 26.2 Other administrative and general expenses.
(0)

As of December 31, 2019

Right of use assets	Financial interest		Expenses depreciation(2)	Payments of penalties	Effect of changes in foreign exchange rate	Short-term leases(3)	Leases for which the underlying asset is of low value(3)
In millions of COP
Buildings	119,951		155,246	363	207	1,729	2,287
Vehicles	63		4,645	-	-	89	34
Technological equipment	1,766		16,833	-	-	10	1,282
Furniture and fixtures	166		985	-	-	-	3,240
Total	121,946	(1)	177,709	363	207	1,828	6,843
(1)	See Note 25.2 Interest expenses; the amount includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 5,612.
(2)	See Note 26.3 Impairment, depreciation and amortization.
(3)	See Note 26.2 Other administrative and general expenses.

Impacts of adoption IFRS 16

As of January 1, 2019, the Bank adopted IFRS 16. This standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases. The standard includes two recognition exemptions for lessees: leasing of low-value assets (for example, personal computers) and short-term leases (that is, leases with a term of less than 12 months). At the beginning of the lease, the lessee recognizes a liability for lease payments (liability for lease) and an asset that represents the right to use the underlying asset during the term of the lease (right to use the asset). The Bank used the modified retrospective adoption method, where the right-of-use assets are measured as if IFRS 16 had always been applied, using the lessee’s incremental borrowing rate known at the date of transition. The change in accounting policy affected the following items in the consolidated statement of financial position as of January 1, 2019:

Concepts	January 1, 2019
Increase in right of use assets(1)	1,543,427
Net of deferred tax	(119,173)
Increase in lease liabilities	1,848,833
Net of effect of changes in foreign exchange rate	(9,560)
Decrease in retained earnings	184,248
(1)	The increase in right of use assets for COP 1,543,427 differs from the COP 1,572,446 presented in the right of use assets at January 01, 2019, in the amount of COP 29,019 due the financial leases recognized by Transportempo S.A.S.

under IAS 17 at December 31, 2018.

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2020	December 31, 2019
In millions of COP
Investments in associates(1)	1,973,092	1,894,024
Investments in joint ventures	533,223	473,733
Total	2,506,315	2,367,757
(1)	As of December 31, 2020 and 2019, the amount includes investments in associates at fair value for COP 1,263,765 and COP 1,249,818, respectively and investments in associates at equity method value for COP 709,327 COP 644,206 respectively. See Note 30 Fair value of assets and liabilities.

The following are the investments in associates that the Bank holds as of December 31, 2020 and 2019:

As of December 31, 2020

Investments in Associates
			% of
Company name	Main activity	Country	Ownership	Included in	Total OCI (2)	OCI (Equity		OCI (CTA) (4)	OCI (Deferred		Carrying
			interest	earnings (1)		method) (3)			tax) (5)		amount
In millions of COP
Investments in associates
P.A Viva Malls.	Development and operation of commercial spaces	Colombia	49.00%	56,116	-	-		-	-		1,263,765
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	59,959	15,529	264		-	(56)		582,073
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	2,274	(1,398)	172		-	(7)		36,081
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	816	(651)	-		-	1		22,256
ACH Colombia S.A.*	Electronic transfer services	Colombia	19.94%	9,191	(952)	-		-	3		13,505
P.A La Felicidad.(6)	Real estate development	Colombia	20.00%	-	-	-		-	-		12,027
Servicio Salvadoreño de Protección, S. A. de C.V.*	Custodial services and transfer of monetary types	El Salvador	25.00%	241	(727)	-		(5)	(29)		9,914
P.A Boreal*(6)	Real estate development	Colombia	20.00%	6	-	-		-	-		9,722
P.A Madrid II.(6)	Real estate development	Colombia	20.00%	-	-	-		-	-		7,166
Servicios Financieros, S.A. de C.V.*(7)	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	395	9	-		36	-		5,991
Servicios de Identidad Digital S.A.S.(8)	Provide digital citizens services	Colombia	33.33%	(2,798)	-	-		-	-		4,905
Internacional Ejecutiva de Aviación S.A.S.(9)	Aircraft and aircraft travel	Colombia	33.33%	(2,827)	(844)	(1,194)		-	12		4,338
ACH de El Salvador, S. A. de C.V.*	Electronic transfer services	El Salvador	25.00%	204	6	-		(56)	-		1,349
Reintegra S.A.S.* (10)	Collections and recovery of portfolio	Colombia	46.00%	-	1,742	-		-	-		-
Net investments in associates				123,577	12,714	(758)	(11)	(25)	(76)	(11)	1,973,092
(1)	Corresponds to the income recognized as equity method in the Statement of Income for the year ended December 31, 2020. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2020.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2020.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2020.
(5)	Corresponds to the other comprehensive income recognized as deferred tax for the year ended December 31, 2020.
(6)	During 2020, Banca de inversión Bancolombia S.A. and Inversiones CFNS S.A.S, the Bank's subsidiaries, acquired 20% interest in P.A. La Felicidad, P.A. Boreal and P.A. Madrid II. These investments are part of an agreement that will enable the development of housing solutions with high sustainability standards. The amount of COP 28,910 were disbursed as capital contributions.
(7)	In October 2020, Banco Agricola S.A, a Bank´s subsidiary, increased its capital contribution in Serfinsa S.A by USD 669,999. This contribution increased the ownership interest by 1.92%.
(8)	During 2020, the Bank increased its capital contribution in Servicios de Identidad S.A.S by COP 5,333.
(9)	During 2020, given the continued losses of the company, the Bank management performed a valuation, to establish the fair value of Internacional Ejecutiva de Aviación S.A.S. As a result of the valuation, the fair value of the investment was lower than the book value, for this, the Bank recorded an impairment in the Statement of Income for COP 4,399. See note 25.5 Dividends and net income on equity investments.
(10)	In 2020, the Bank increased its capital contribution in Reintegra S.A.S by COP 1,612. The carrying amount at the end of the year is zero, because the amount of downstream transactions between Bancolombia S.A. and Reintegra made during 2020 and 2019, exceeds the net investment on the entity.
(11)	See Consolidated Statement of Comprehensive Income.

(*)

For the purposes of applying the equity method of accounting, financial statements as of November 30, 2020 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2020.

As of December 31, 2019

Investments in Associates
			% of
Company name	Main activity	Country	Ownership	Included in	Total OCI (2)	OCI (Equity		OCI (CTA) (4)	OCI (Deferred		Carrying
			interest	earnings (1)		method) (3)			tax) (5)		amount
In millions of COP
Investments in associates
P.A Viva Malls.	Development and operation of commercial spaces	Colombia	49.00%	138,100	-	-		-	-		1,249,818
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	90,844	15,264	(159)		-	(81)		546,545
Titularizadora Colombiana S.A. Hitos.*	Mortgage portfolio securities	Colombia	26.98%	3,383	(1,569)	(86)		-	1		37,048
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	3,305	(651)	-		-	2		21,440
Internacional Ejecutiva de Aviación S.A.S.	Aircraft and aircraft travel	Colombia	33.33%	(100)	350	354		-	(12)		12,758
ACH Colombia S.A.*	Electronic transfer services	Colombia	19.94%	6,252	(952)	-		-	3		10,187
Servicio Salvadoreño de Protección, S. A. de C.V.*	Custodial services and transfer of monetary types	El Salvador	25.00%	311	(727)	-		(1)	50		9,252
Servicios Financieros, S.A. de C.V.*	Processing of financial transactions and electronic payment methods	El Salvador	47.86%	(276)	9	-		(1)	-		3,173
Servicios de Identidad Digital S.A.S.(6)	Provide digital citizens services	Colombia	33.00%	-	-	-		-	-		2,369
ACH de El Salvador, S. A. de C.V.*	Electronic transfer services	El Salvador	25.00%	166	6	-		(6)	-		1,434
Reintegra S.A.S.*(7)	Collections and recovery of portfolio	Colombia	46.00%	2,099	1,742	-		-	26		-
Concesiones CCFC S.A.(8)	Construction of public works through an awarding system	Colombia	25.50%	2,069	-	757		-	(34)		-
Net investments in associates				246,153	13,472	866	(9)	(8)	(45)	(9)	1,894,024
(1)	Corresponds to the income recognized as equity method in the Statement of Income for the year ended December 31, 2019. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2019.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2019.
(4)	Corresponds to the other comprehensive income recognized as Cumulative Translation Adjustment of Foreign Currency (CTA) for the year ended December 31, 2019.
(5)	Corresponds to the other comprehensive income as deferred tax for the year ended December 31, 2019.
(6)	In December 2019, Bancolombia S.A signed an agreement with Banco de Bogota and Davivienda to formed the associate Servicios de identidad digital S.A.S with purpose of providing digital citizens services.
(7)	During 2019, the Bank increases its capital contribution in Reintegra S.A.S by COP 3,775. The carrying amount at the end of the year is zero, because the amount of downstream transactions between Bancolombia S.A. and Reintegra made during 2019, exceeds the net investment on the entity.
(8)	In April, 2019, The Bank sold Concesiones CCFC S.A. See Note 25.5 Dividends and net income on equity investments.
(9)	See Consolidated Statement of Comprehensive Income.

(*)  For the purposes of applying the equity method of accounting, financial statements as of November 30, 2018 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2019.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2020 and 2019:

As of December 31, 2020

			Income from
	Assets	Liabilities	ordinary activities	Profits	Dividends
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Declared)
In millions of COP
P.A Viva Malls.	2,633,341	54,228	328,937	42,253	42,169
Protección S.A.(1)	3,031,933	1,031,421	1,983,426	291,391	24,697
Titularizadora Colombiana S.A. Hitos.	142,522	12,840	31,341	7,376	3,412
(1)	The difference between the net assets of Protección S.A. multiplied by the Bank's percentage of ownership, which amounted to COP 411,639 for the year ended December 31, 2020, and the carrying amount of the Bank's interest in the associate, represents the goodwill recognized by the Bank amounting to COP 170,434.

As of December 31, 2019

			Income from
	Assets	Liabilities	ordinary activities	Profits	Dividends
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Declared)
In millions of COP
P.A Viva Malls.	2,563,824	13,176	568,971	393,292	71,212
Protección S.A.(1)	2,632,761	804,911	1,422,061	442,789	22,622
Titularizadora Colombiana S.A. Hitos.	149,737	16,471	36,193	12,472	3,639
(1)	The difference between the net assets of Protección S.A. multiplied by the Bank’s percentage of ownership, which amounted to COP 376,111 for the year ended December 31, 2019, and the carrying amount of the Bank’s interest in the associate, represents the goodwill recognized by the Bank amounting to COP 170,434.

As of December 31, 2020, the Bank has the commitment to convert the loan granted to Agricapital (financing company for agriculture sector) for COP 1,254 into shares of the company, which are equivalent to 10% of its common stock. This transaction will take place in 2021, at which time the Bank will recognized an investment in associate.

The following are the joint ventures that the Bank holds as of December 31, 2020 and 2019:

As of December 31, 2020

			% of			OCI
Company name	Main activity	Country	Ownership	Included in	Total	(Deferred	Carrying
			interest	earnings(1)	OCI(2)	tax)(3)	amount
In millions of COP
Investments in joint ventures
Compañía de financiamiento TUYA S.A.(4)	Financing company	Colombia	50.00%	13,333	-	(13)	516,791
Puntos Colombia S.A.S	Administration of the customers loyalty	Colombia	50.00%	6,334	-	-	7,707
Vlipco S.A.S.(5)	Technology services provider	Colombia	47.28%	(672)	-	-	3,977
Ecosistemas Digitales de Negocio S.A.S.(6)	Collaborative digital ecosystems	Colombia	50.00%	(3,226)	-	-	1,316
P.A Muverang (before P.A Dinamarca) .(7)	Sustainable mobility services	Colombia	33.33%	(818)	-	-	1,716
VILIV S.A.S.(8)	Market place	Colombia	50.00%	(906)	-	-	1,716
Fideicomiso Ruta del Sol - compartimento A.(9)	Investment in infrastructure projects	Colombia	26.50%	(3)	13	-	-
P.A CRECE.(8)	Non-financial products and services platform	Colombia	50.00%	(1,000)	-	-	-
P.A Servicios Tecnológicos Arus- Bancolombia.(10)	Technology services provider	Colombia	-	(23)	-	-	-
Net investments in joint ventures				13,019	13	(13)	533,223
(1)	Corresponds to the income recognized as equity method in the Statement of Income for the year ended December 31, 2020. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2020.
(3)	Corresponds to the other comprehensive income as deferred tax for the year ended December 31, 2020.
(4)	During 2020, The Bank increases its capital contribution in Compañia de Financiamiento TUYA S.A for COP 37,002
(5)	In October 2020, the Bank capitalized the company for COP 460.
(6)	In April 2020, the Bank through Inversiones CFNS S.A.S, entered into an agreement with GDX Colombia S.A.S. to formed the joint venture Ecosistemas Digitales de Negocio S.A.S., the initial contribution was of COP 3,514, and then increases its capital contribution for COP 1,028. The purpose of the entity is to provide electronic invoicing services.

(7)	During 2020, The Bank throught Inversiones CFNS S.A.S increases its capital contribution in P.A Muverang (before P.A Dinamarca) for COP 2,034.
(8)	In April 2020, Banca de Inversión Bancolombia S.A, a Bank's subsidiary, increases its capital contribution in P.A CRECE for COP 1,013. In August 2020, Banca de Inversión Bancolombia S.A. transferred its rights in P.A CRECE to a new joint venture VILIV S.A.S., the net value of the rights transferred was for COP 1,022. In September 2020, Banca de Inversión Bancolombia S.A. increases its capital contribution in VILIV S.A.S. for COP 1,600.
(9)	During 2020, The Bank throught Inversiones CFNS S.A.S increases its capital contribution in Fideicomiso Ruta del Sol - compartimento A for COP 3.
(10)	In July 2020, the Joint venture P.A Servicios Tecnológicos Arus- Bancolombia was liquidated.

As of December 31, 2019

			% of			OCI
Company name	Main activity	Country	Ownership	Included in	Total	(Equity	Carrying
			interest	earnings(1)	OCI(2)	method)(3)	amount
In millions of COP
Investments in joint ventures
Compañía de financiamiento Tuya S.A.(4)	Financing company	Colombia	50.00%	8,630	-	13	466,456
Vlipco S.A.S.(5)	Technology services provider	Colombia	48.91%	(79)	-	-	4,190
Puntos Colombia S.A.S.	Administration of the customers loyalty	Colombia	50.00%	(4,228)	-	-	1,373
P.A Proyecto CRECE.(6)	Non-financial products and services platform	Colombia	50.00%	(1,191)	-	-	1,009
P.A Proyecto Dinamarca.(7)	Sustainable mobility services	Colombia	33.33%	-	-	-	500
P.A Servicios Tecnológicos Arus- Bancolombia.	Technology services provider	Colombia	50.00%	(45)	-	-	205
Fideicomiso Ruta del Sol - compartimento A.	Investment in infrastructure projects	Colombia	26.50%	(9)	13	-	-
Servicios de Aceptación S.A.S.(8)	Network data transmission services	Colombia	-	-	-	-	-
Net investments in joint ventures				3,078	13	13	473,733
(1)	Corresponds to the income recognized as equity method in the statement of Income for the year ended December 31, 2019. See Note 25.5 Dividends and net income on equity investments.

(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2019.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2019.
(4)	During 2019, The Bank increases its capital contribution in Compañia de Financiamiento TUYA S.A. for COP 26,317.
(5)	In July, 2019, the Bank acquired a 48.91% interest in Vlipco S.A.S. The objective is have joint control to the net assets of Vlipco S.A.S. The purpose of the entity is to provide technology services.
(6)	In October 2019, Banca de Inversión Bancolombia, a Bank's subsidiary, entered into an agreement with Grupo Sura whereby both parties have joint control over the net assets of PA Project CRECE. The purpose of the entity is to provide a non- financial products and services platform.
(7)	In November 2019, Inversiones CFNS S.A.S., a Bank's subsidiary, entered into an agreement with Grupo Sura and CELSIA S.A whereby both parties have joint control over the net assets of PA Project Dinamarca. The purpose of the entity is to provide sustainable mobility services.
(8)	The liquidation process was ended in April 2019, see Note 25.5 Dividends and net income on equity investments

The following is additional information regarding the Bank’s most significant joint ventures as of December 31, 2020 and 2019:

As of December 31, 2020

			Income from
	Assets	Liabilities	ordinary activities	Profits	Dividends
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Declared)
In millons of COP
Compañía de financiamiento TUYA S.A.	3,235,475	2,721,800	1,524,072	26,665	-

As of December 31, 2019

			Income from
	Assets	Liabilities	ordinary activities	(Loss)	Dividends
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Declared)
In millons of COP
Compañía de financiamiento TUYA S.A.	3,289,299	2,876,294	1,700,009	(19,345)	-

As of December 31, 2020 and 2019, there are no restrictions on the ability of the associates and joint ventures to transfer funds to the Bank in the form of cash dividends.

As of December 31, 2020 and 2019, there are no contingent liabilities incurred by the Bank regarding its interests in the joint ventures and associates aforementioned.

As of December 31, 2018, the Bank has recognized COP 187,814 as equity method in the statement of income, COP (2,581) as other comprehensive income from equity method and COP 886 as other comprehensive income from currency translation adjustment. Additionally, during 2018, the Bank received dividends amounting to COP 49,749 from its significant associates.

NOTE 9. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill net are as follows:

	December 31, 2020	December 31, 2019
In millions of COP
Intangible assets	495,606	538,958
Goodwill	7,011,715	6,694,354
Total	7,507,321	7,233,312

9.1. Intangible assets

The following table sets forth the Bank’s intangible assets as of December 31, 2020 and 2019, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2020

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2020	19,375	768,923	377,815	1,166,113
Acquisitions	-	106,404	-	106,404
Write off	-	(68,484)	-	(68,484)
Foreign currency translation adjustment	918	16,475	17,911	35,304
Balance at December 31, 2020	20,293	823,318	395,726	1,239,337

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2020	(11,071)	(342,229)	(273,855)	(627,155)
Write off	-	68,484	-	68,484
Amortization expense(1)	(3,118)	(113,452)	(47,184)	(163,754)
Foreign currency translation adjustment	(306)	(11,324)	(9,676)	(21,306)
Balance at December 31, 2020	(14,495)	(398,521)	(330,715)	(743,731)

Intangible assets at December 31, 2020, net	5,798	424,797	65,011	495,606

(1)	Licenses, software and computer applications includes cancellations of Core Factoring and sede 30 projects amounted to COP 6,879 and COP 2,716.

As of December 31, 2019

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2019	19,213	654,394	374,658	1,048,265
Acquisitions	-	114,230	-	114,230
Write off	-	(2,121)	-	(2,121)
Foreign currency translation adjustment	162	2,420	3,157	5,739
Balance at December 31, 2019	19,375	768,923	377,815	1,166,113

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2019	(8,234)	(256,694)	(219,885)	(484,813)
Write off	-	2,085	-	2,085
Amortization expense	(2,772)	(86,132)	(52,200)	(141,104)
Foreign currency translation adjustment	(65)	(1,488)	(1,770)	(3,323)
Balance at December 31, 2019	(11,071)	(342,229)	(273,855)	(627,155)

Intangible assets at December 31, 2019, net	8,304	426,694	103,960	538,958

As of December 31, 2020 and 2019, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.

As of December 31, 2020 and 2019, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs related to software development

During the period ending at December 31, 2020, 2019 and 2018, the Bank incurred costs that are directly related to software development in the amounts of COP 18,736, COP 85,532 and COP 78,222, respectively. These costs were the result of the analysis and design and implementation of the transformation projects, the most representative of which are: change in core collections, transactional switch and technology modernization project. The expenses were recorded mainly as fees paid in the line ‘Other administrative and general expenses’ of the consolidated statement of income.

Intangibles which did not meet the criteria to be recognized as assets

During the period ended December 31, 2020, 2019 and 2018, the Bank has recognized in the statement of income the amount of COP 86,168, COP 48,584 and 41,690, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

9.2   Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2020	December 31, 2019
In millions of COP
Balance at beginning of the year, net	6,694,354	6,638,403
Effect of change in foreign exchange rate(1)	317,361	55,951
Balance at end of the year, net	7,011,715	6,694,354
(1)	The conversion rate from US dollars to Colombian pesos at the end of December 31, 2020 is COP 3,432.50 (in pesos) and 2019 is COP 3,277.14 (in pesos). See Note 2.D.3.

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

The key assumptions used by management in determining the recoverable amount are:

				Discount Rate	Growth rate
Operating segment	Goodwill 2020	Valuation Methodology	Key Assumptions	(real)	(real)
In millions of COP
Banking El Salvador	968,223	Discounted Cash flow	5 years plan	14.50%	3.70%
Banking Panama	5,242,361	Discounted Cash flow	5 years plan	8.60%	5.80%
Banking Guatemala	801,131	Discounted Cash flow	5 years plan	10.80%	5.10%

In 2020 and 2019, the Bank tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represents a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensures the alignment with the approach used by the CODM to make decisions about resources to be allocated to the segments and assess its performance.

Sensitivity analysis:

In order to assess the impact of changes in certain significant inputs such as the discount rate and the growth rate in the operating segments’ recoverable amount, the Bank undertook a sensitivity analysis of these inputs through alternative scenarios.

The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis:

As of December 31, 2020

Banking Panama

	Discount rate
Growth rate	9.10%	8.60%	8.10%
5.80%	COP 10,825,415	COP 12,875,675	COP 15,818,601

	Growth rate
Discount rate	5.30%	5.80%	6.30%
8.60%	COP 11,445,342	COP 12,875,675	COP 14,927,894

Banking El Salvador

	Discount rate
Growth rate	15.00%	14.50%	14.00%
3.70%	COP 2,767,605	COP 2,910,600	COP 3,067,742

	Growth rate
Discount rate	3.20%	3.70%	4.20%
14.50%	COP 2,860,861	COP 2,910,600	COP 2,965,172

Banking Guatemala

	Discount rate
Growth rate	11.30%	10.80%	10.30%
5.10%	COP 3,183,867	COP 3,511,578	COP 3,903,315

	Growth rate
Discount rate	4.60%	5.10%	5.60%
10.80%	COP 3,347,817	COP 3,511,578	COP 3,706,836

As of December 31, 2019

Banking Panama

	Discount rate
Growth rate	8.90%	8.40%	7.90%
6.70%	COP 9,801,900	COP 12,864,721	COP 18,487,028

	Growth rate
Discount rate	6.20%	6.70%	7.20%

8.40%	COP 10,827,366	COP 12,864,721	COP 16,599,874

Banking El Salvador

	Discount rate
Growth rate	12.50%	12.00%	11.50%
4.10%	COP 3,110,435	COP 3,310,969	COP 3,538,828

	Growth rate
Discount rate	3.60%	4.10%	4.60%
12.00%	COP 3,232,992	COP 3,310,969	COP 3,399,482

Banking Guatemala

	Discount rate
Growth rate	10.90%	10.40%	9.90%
5.20%	COP 2,099,213	COP 2,325,334	COP 2,600,045

	Growth rate
Discount rate	4.70%	5.20%	5.70%
10.40%	COP 2,196,032	COP 2,325,334	COP 2,482,145

The Bank considers goodwill as an asset with indefinite useful life.

NOTE 10. PREMISES AND EQUIPMENT, NET

As of December 31, 2020 and 2019, the premises and equipment, net consisted of the following:

As of December 31, 2020

		Roll - forward
	Balance at						Effect of	Balance at
Premises and equipment	January 1,		Expenses		Assets		changes in	December 31,
	2020	Acquisitions	depreciation(1)	Disposals	classified		foreign	2020
					as held for		exchange
					sale		rate
In millions of COP
Land
Cost	486,915	17,410	-	(12,988)	-		7,644	498,981
Construction in progress
Cost	30,898	38,395	-	(7,330)	-		1,229	63,192
Buildings
Cost	1,606,420	68,785	-	(42,705)	(2,876)		23,275	1,652,899
Accumulated depreciation	(360,921)	-	(29,982)	10,628	-		(10,523)	(390,798)
Furniture and fixtures
Cost	647,381	45,269	-	(38,284)	-		12,382	666,748
Accumulated depreciation	(372,556)	-	(43,471)	34,563	-		(8,428)	(389,892)
Computer equipment
Cost	952,135	151,854	-	(147,797)	(6,518)		20,048	969,722
Accumulated depreciation	(584,103)	-	(118,075)	142,331	5,914		(16,274)	(570,207)
Vehicles
Cost	1,937,136	807,032	-	(17,224)	(400,233)	(2)	6	2,326,717
Accumulated depreciation	(523,911)	(14,231)	(169,050)	5,869	135,784	(2)	(18)	(565,557)
Leasehold improvements
Cost	9,502	52,453	-	(20,320)	-		32	41,667
Accumulated depreciation	(1,031)	-	(125)	11	-		(23)	(1,168)
Total premises and equipment - cost	5,670,387	1,181,198	-	(286,648)	(409,627)		64,616	6,219,926
Total premises and equipment - accumulated depreciation	(1,842,522)	(14,231)	(360,703)	193,402	141,698		(35,266)	(1,917,622)
Total premises and equipment, net	3,827,865	1,166,967	(360,703)	(93,246)	(267,929)		29,350	4,302,304
(1)	See Note 26.3 Impairment, depreciation and amortization.

(2)	Corresponds to transfers of vehicles to Assets Held for Sale, in the subsidiary Renting Colombia, due to the decrease in demand for vehicle rentals during 2020.

As of December 31, 2019

		Roll - forward
	Balance at							Effect of	Balance at
Premises and equipment	January 1,			Expenses			Assets	changes in	December 31,
	2019	Acquisitions		depreciation(1)	Disposals		classified	foreign	2019
							as held for	exchange
							sale	rate
In millions of COP
Land
Cost	361,732	127,302	(2)	-	(3,662)		-	1,543	486,915
Construction in progress
Cost	2,453	34,457		-	(6,011)		-	(1)	30,898
Buildings
Cost	1,344,517	264,031	(2)	-	(6,840)		-	4,712	1,606,420
Accumulated depreciation	(330,991)	-		(32,415)	4,794		-	(2,309)	(360,921)
Furniture and fixtures
Cost	629,428	66,746		-	(50,879)		-	2,086	647,381
Accumulated depreciation	(358,934)	-		(40,593)	28,687		-	(1,716)	(372,556)
Computer equipment
Cost	896,811	148,244		-	(92,273)		(3,668)	3,021	952,135
Accumulated depreciation	(567,726)	-		(100,653)	82,777		3,796	(2,297)	(584,103)
Vehicles
Cost	1,671,850	736,568		-	(199,566)		(271,827)	111	1,937,136
Accumulated depreciation	(444,027)	(6,347)		(179,643)	14,562		91,603	(59)	(523,911)
Ongoing Imports
Cost	1,267	-		-	(1,267)		-	-	-
Leasehold improvements
Cost	314,412	30,915		-	(338,115)	(3)	-	2,290	9,502
Accumulated depreciation	(152,145)	-		(146)	152,298	(3)	-	(1,038)	(1,031)
Total premises and equipment - cost	5,222,470	1,408,263		-	(698,613)		(275,495)	13,762	5,670,387
Total premises and equipment - accumulated depreciation	(1,853,823)	(6,347)		(353,450)	283,118		95,399	(7,419)	(1,842,522)
Total premises and equipment, net	3,368,647	1,401,916		(353,450)	(415,495)		(180,096)	6,343	3,827,865
(1)	See Note 26.3 Impairment, depreciation and amortization.
(2)	Corresponds to the acquisition of a new headquarters in Bogotá.
(3)	This item mainly corresponds to the reclassification to Assets by right of use as an integral part of the leased assets during the year 2019. See note 7.2 Lessee.

As of December 31, 2020 and 2019, there were no property and equipment related to subsidiaries classified as held for sale, there were no contractual commitments for the purchase of premises and equipment, or premises and equipment pledged as collateral. Additionally, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

As of December 31, 2020, the amount of fully depreciated property and equipment that is still in use is COP 563,625, mainly comprised of computer equipment, Furniture and fixtures and office equipment.

NOTE 11. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2020	December 31, 2019
In millions of COP
Balance at the beginning of the year	1,992,964	1,732,873
Acquisitions	268,429	116,503
Sales/Write-offs	(111,092)	(17,667)
Amount reclassified from equity securities(1)	686,114	-
Amount reclassified from inventories(2)	6,436	68,058
Gains on valuation(3)	(3,501)	93,197
Balance at the end of the period(4)	2,839,350	1,992,964
(1)	In 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition is met according to IFRS 10. This equity securities are considered as a business, because of its capacity to generate income.
(2)	For the years 2020 and 2019, returned properties from financial leasing operations were reclassified from inventories to investment property, because they are held for obtaining profits and capital appreciation.
(3)	See Note 25.4 Other operating income, net.
(4)	Between December 31, 2020 and 2019, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30 Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank’s related to its investment properties are detailed below:

As of December 31, 2020

	Balance at the
Type of asset	beginning of the	Appraisals	Net increase (decrease) in		Amount reclassified	Amount reclassified	Adjusted fair value at the
	year		investment properties		from equity securities(1)	from inventories(2)	end of the year
In millions of COP
Buildings	1,724,719	7,756	158,130	(3)	686,114	6,436	2,583,155
Lands	268,245	(11,257)	(793)		-	-	256,195
Total	1,992,964	(3,501)	157,337		686,114	6,436	2,839,350
(1)	In 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition is met according to IFRS 10. This equity securities are considered as a business, because of its capacity to generate income.
(2)	For the year 2020, returned properties from financial leasing operations were reclassified from inventories to investment property, because they are held for obtaining profits and capital appreciation.
(3)	Corresponds to the acquisition of Bodegas Quality stage 1 and 2 amounting to COP 45,000 and Bodegas Quality stage 3 amounting to COP 16,719 by Bancolombia S.A. and of Oficina 1 Bancolombia Caribe amounting to COP 35,499 and Lote Koba amounting to COP 38,728 by Fondo de Capital Privado Fondo Inmobiliario Colombia.

As of December 31, 2019

	Balance at the
Type of asset	beginning of the	Appraisals	Net increase (decrease) in	Amount reclassified	Adjusted fair value at the
	year		investment properties	from inventories(1)	end of the year
In millions of COP
Buildings	1,483,594	74,210	98,857	68,058	1,724,719
Lands	249,279	18,987	(21)	-	268,245
Total	1,732,873	93,197	98,836	68,058	1,992,964

(1)	For the year 2019, returned properties from financial leasing operations were reclassified from inventories to investment property, because they are held for obtaining profits and capital appreciation.

Amounts recognized in the statement of income for the period.

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31,	December 31,	December 31,
	2020	2019	2018
	In millions of COP
Income from rentals	125,494	85,507	79,756
Operating expenses due to:
Investment properties that generated income through rentals	(16,012)	(15,669)	(16,531)
Investment properties that did not generate income through rentals	(6,004)	(2,183)	(1,630)

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2020 and 2019, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

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

As of December 31, 2020 and 2019, the Bank does not have investment properties held under financial leases.

NOTE 12. INCOME TAX

The income tax is recognized in each of the countries where the Bancolombia Group has operations, in accordance with the tax regulations in force in each of the jurisdictions.

12.1 Components recognized in the income statement:

	December 31,	December 31,	December 31,
	2020	2019	2018
In millions of Colombian pesos
Current tax
Fiscal term	(673,603)	(1,040,558)	(752,728)
Prior fiscal terms	4,723	(7,908)	146,837
Total current tax	(668,880)	(1,048,466)	(605,891)
Deferred tax
Fiscal term	684,413	(210,898)	(167,268)
Adjustments for consolidation purposes	(8,947)	(3,600)	(56,276)
Total deferred tax	675,466	(214,498)	(223,544)
Total income tax	6,586	(1,262,964)	(829,435)

12.2 Legal regulatory changes

Colombia:

The nominal income tax rates used in Colombia are 33% for the year 2019, 32% for the year 2020, 31% for the year 2021 and as of the year 2022 a rate of 30%.

The Group's Colombian national financial institutions, such as: Bancolombia, Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversión, must pay additional points for income tax as follows: 4% for 2020, and 3% for 2021 and 2022. These additional points will only be applicable to said institutions when they generate a taxable liquid income in the respective year, equal to or greater than 120,000 UVT.

Likewise, the presumptive income rate on liquid equity is gradually reduced, as follows: to 1.5% for the year 2019, to 0.5% for the year 2020 and to 0% as of the year 2021.

The deduction to income tax of 100% of the taxes, rates and contributions effectively paid during the tax year or period, which have a causal relationship, is established as a general rule, and it is not possible for tax deductions such as: income, equity and tax normalizations. In turn, 50% of the tax on financial transactions may be included as a tax deduction, which has been effectively paid by the taxpayer and is duly certified by the withholding agent.

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

Withholding at source for dividends shall have the treatment according to the quality of these and the type of taxpayer beneficiary of the dividend.

Other Countries:

The income tax rate in the other countries where the Group has a presence amounts to 25% in Guatemala and Panama and 30% in El Salvador and Costa Rica. Until November 2020, a 5% surcharge was applied in El Salvador as a special contribution, of the value of income tax for capital gains.

12.3   Reconciliation of the effective tax rate

The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2020, 2019 and 2018 is detailed below:

	December 31,	December 31,	December 31,
Reconciliation of the tax rate	2020	2019	2018
In millions of Colombian pesos
Accounting profit	308,773	4,477,531	3,615,870
Applicable tax with nominal rate	(111,158)	(1,477,585)	(1,337,872)
Non-deductible expenses to determine taxable profit (loss)	(709,601)	(281,633)	(266,246)
Accounting and non-tax expense (income) to determine of taxable profit (loss)	658,671	822,683	168,134
Base Differences	(400,042)	(304,871)	(486,193)
Fiscal and non-accounting expense (income) to determine of taxable profit (loss)	(270,326)	(434,929)	579,660
Ordinary activities income exempt from taxation	290,822	258,622	235,560
Ordinary activities income not constituting income or occasional tax gain	153,638	173,791	133,211
Tax deductions	112,746	151,011	63,166

	December 31,	December 31,	December 31,
Reconciliation of the tax rate	2020	2019	2018
In millions of Colombian pesos
Goodwill Depreciation	212,378	194,679	218,277
Tax depreciation surplus	156,998	100,286	118,046
Untaxed recoveries	(35,788)	(22,800)	(37,768)
Tax rate effect in other countries(1)	(139,106)	(27,038)	92,125
Prior fiscal terms	4,723	(7,908)	146,837
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)(2)	82,631	(407,272)	(456,372)
Total income tax	6,586	(1,262,964)	(829,435)
(1)	The variation originates from the adjustments for the different rates in the jurisdictions where Grupo Bancolombia is present.
(2)	The variation originates from the effect of deferred tax.

12.4 Components recognized in Other Comprehensive Income (OCI)

December 31, 2020
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Revaluation related to the defined benefit liability	8,556	(4,940)	3,616
Loss net from financial instruments measured at fair value	(79,282)	32,124	(47,158)
Unrealized gains on investments in associates and joint ventures using equity method.	5,020	(89)	4,931
Gains due asset revaluation	3,561	(1,211)	2,350
Loss net investment coverage in operations abroad	(341,792)	39,443	(302,349)
Exchange differences arising on translating the foreign operations	339,475	-	339,475
Net	(64,462)	65,327	865

See Consolidated Statement of Comprehensive Income

December 31, 2019
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Losses related to the defined benefit liability	(38,451)	14,835	(23,616)
Net income from financial instruments measured at fair value	84,171	(12,607)	71,564
Unrealized gains on investments in associates and joint ventures using equity method.	8,151	(32)	8,119
Loss net investment coverage in operations abroad	(60,258)	20,213	(40,045)
Exchange differences arising on translating the foreign operations	104,955	-	104,955
Net	98,568	22,409	120,977

See Consolidated Statement of Comprehensive Income

December 31, 2018
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Revaluation related to the defined benefit liability	37,325	(7,663)	29,662
Net income from financial instruments measured at fair value	3,771	10,190	13,961
Unrealized gains on investments in associates and joint ventures using equity method.	2,581	(663)	1,918
Loss net investment coverage in operations abroad	(584,650)	172,870	(411,780)
Exchange differences arising on translating the foreign operations	1,043,593	-	1,043,593
Net	502,620	174,734	677,354

See Consolidated Statement of Comprehensive Income

12.5       Deferred tax

In accordance with the financial projections, it is expected in the future to generate enough liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared considering information from the Bancolombia Group's economic research records, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the long-term Group's strategy is considered.

		Effect on			Adjustments for
	December 31,	Income	Effect on OCI	Foreign	consolidation	December 31,
	2019	Statement	and Equity	Exchange	purposes	2020
In millions of Colombian pesos
Asset Deferred Tax:
Property and equipment	7,338	(3,610)	-	313	-	4,041
Employee Benefits	232,153	2,849	(4,933)	1,401	-	231,470
Deterioration assessment	118,895	728,719	-	13,673	(1,058)	860,229
Investments evaluation	5,278	-	(168)	(171)	-	4,939
Tax credits settlement	70,676	2,375	-	-	-	73,051
Financial Obligations	91,550	(45,949)	-	-	-	45,601
Net investment coverage in operations abroad	292,882	14,663	39,443	(32)	-	346,956
Other deductions	45,812	84,277	-	(18,159)	-	111,930
implementation adjustment (1)	387,876	5,368	-	6,879	-	400,123
Total Asset Deferred Tax	1,252,460	788,692	34,342	3,904	(1,058)	2,078,340
Liability Deferred Tax:
Property and equipment	(214,548)	(72,437)	(1,211)	(466)	-	(288,662)
Employee Benefits	-	-	(7)	-	-	(7)
Deterioration assessment	(352,836)	340,397	-	(1,000)	(1,436)	(14,875)
Participatory titles evaluation	(236,625)	(20,728)	32,292	(66)	(6,364)	(231,491)
Derivatives evaluation	(4)	(113,964)	-	-	-	(113,968)
Lease restatement	(255,431)	17,579	-	-	-	(237,852)
Investments in associates. Adjustment for equity method	(695)	-	-	-	(89)	(784)
Goodwill	(1,019,970)	(162,637)	-	(1,451)	-	(1,184,058)
Properties received in payment	(92,713)	(44,662)	-	(835)	-	(138,210)
Other deductions	(192,568)	(47,827)	-	(432)	-	(240,827)
implementation adjustment (2)(3)	(8,026)	-	-	(379)	-	(8,405)
Total Liability Deferred Tax	(2,373,416)	(104,279)	31,074	(4,629)	(7,889)	(2,459,139)
Net Deferred Tax	(1,120,956)	684,413	65,416	(725)	(8,947)	(380,799)
(1)	Value recorded against retained earnings, not other comprehensive income (OCI).
(2)	Value recorded against retained earnings, not other comprehensive income (OCI).
(3)	Effect on Grupo Agromercantil Holding due to an increase in the investments.

12.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is

In accordance with IAS 12 no deferred tax credit was recorded , because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2020	December 31, 2019
In millions of Colombian pesos
Temporary differences
Local Subsidiaries	(1,219,380)	(1,159,387)
Foreign Subsidiaries	(4,547,635)	(4,547,635)

12.7        Tax credits

For the 2020 period, a deferred tax asset was recognized since the Group companies will have future taxable profits in which they can charge this temporary difference.

The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2020.

		Deferred tax
Company	Base	recognized asset
In millions of Colombian pesos
Renting Colombia	243,500	73,050
Total	243,500	73,050

12.8       Dividends

12.8.1   Dividend Payment

If the parent company or any of its subsidiaries were to distribute dividends, they would be subject to the tax regulations of each of the countries in which they are decreed and distributed. In the case of Colombian companies, dividends will be subject to the application of Articles 48 and 49 of the Tax Statute and consequently will be subject to withholding at source at the established rates, in accordance with the tax characteristics of each shareholder.

12.8.2   Dividends received from Subsidiary Companies

Considering the historical tax status of the dividends received by the Bank from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax; Likewise, they will not be subject to withholding tax, taking into account that the Bank, its affiliates and national subsidiaries belong to the same business group.

12.9     Tax contingent liabilities and assets

In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Group Bancolombia.

In Colombia due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria to that of the Bancolombia Group. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect the Group Bancolombia accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. In the other countries where the Group is present, uncertain tax positions were not recognized.

For Colombia, the Group recognizes the uncertain tax positions according to the criteria established in the interpretation of IFRIC 23. Additionally, these positions were updated in the course of 2020. The movement of the provision as of December 2020 is presented below and 2019:

Balance December				Balance December
2019	Update	Payments	Reversal	2020
102,552	10,970	-	-	113,522

				Balance December
Balance December 2018	Update	Payments	Reversal	2019
114,968	12,700	6,085	19,031	102,552

NOTE 13. ASSETS HELD FOR SALE AND INVENTORIES, NET

The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2020	December 31, 2019
In millions of COP
Inventories, net	426,642	394,354
Assets held for sale	82,503	124,395
Total assets held for sale and inventories, net	509,145	518,749

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

The Bank’s inventories at December 31, 2020 and 2019, are summarized as follows:

Inventories	December 31, 2020	December 31, 2019
In millions of COP
Lands and buildings	380,009	356,480
Vehicles	59,035	49,951
Machinery	30,473	31,307
Total inventory cost	469,517	437,738
Impairment	(42,875)	(43,384)
Total inventories, net	426,642	394,354

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2020 and 2019.

13.2. Assets held for sale

The assets recognized by the Bank as assets held for sale correspond to machinery, equipment, motor vehicles, technology, and investment property, among others that have been received as foreclosed assets.

The Bank’s assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2020

	Banking		Banking	Banking	Banking
Assets held for sale	Colombia		Panama	ElSalvador	Guatemala	Total
In millions of COP
Machinery and equipment	1,978		1,299	-	-	3,277
Cost	2,070		1,384	-	-	3,454
Impairment	(92)		(85)	-	-	(177)
Real estate for residential purposes	26,138	(1)	35,732	4,918	3,464	70,252
Cost	26,348		37,156	5,120	3,464	72,088
Impairment	(210)		(1,424)	(202)	-	(1,836)
Real estate different from residential properties	-		8,974	-	-	8,974
Cost	-		9,055	-	-	9,055
Impairment	-		(81)	-	-	(81)
Total assets held for sale - cost	28,418		47,595	5,120	3,464	84,597
Total assets held for sale - impairment	(302)		(1,590)	(202)	-	(2,094)
Total assets held for sale(2)	28,116		46,005	4,918	3,464	82,503
(1)	The decreased corresponds to reclassifications to the Marketable and non-marketable for sale assets category. See Note 14 Other assets, net.
(2)	For 2020 there are no assets related to investments held for sale.

As of December 31, 2019

	Banking	Banking	Banking	Banking
Assets held for sale	Colombia	Panama	ElSalvador	Guatemala	Total
In millions of COP
Machinery and equipment	2,554	2,245	-	-	4,799
Cost	2,622	2,648	-	-	5,270
Impairment	(68)	(403)	-	-	(471)
Real estate for residential purposes	61,973	43,940	5,301	1,575	112,789
Cost	63,417	45,068	5,424	1,709	115,618
Impairment	(1,444)	(1,128)	(123)	(134)	(2,829)
Real estate different from residential properties	-	5,918	889	-	6,807
Cost	-	5,964	909	-	6,873
Impairment	-	(46)	(20)	-	(66)
Total assets held for sale - cost	66,039	53,680	6,333	1,709	127,761
Total assets held for sale - impairment	(1,512)	(1,577)	(143)	(134)	(3,366)
Total assets held for sale(1)	64,527	52,103	6,190	1,575	124,395
(1)	For 2019 there are no assets related to investments held for sale.

In October 2019, the sale of Avefarma S.A.S, Glassfarma Tech S.A.S. y Panamerican Pharmaceutical Holding Inc., was performed, generating a net profit of COP 7,068.

In March 2019 Arrendamiento Operativo CIB S.A.C. was sold, generating a net profit of COP 36,338 and in July 2019 FiduPerú S.A. Sociedad Fiduciaria was sold generating a loss of COP 602. These investments were classified as investments held for sale since december 2017.

Assets held for sale had an impairment amounting to COP 2,094 and COP 3,366 as of December 31, 2020 and 2019, respectively. Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.

NOTE 14. OTHER ASSETS, NET

As of December 31, 2020 and 2019 the Bank’s other assets, net consist of:

Other Assets	December 31, 2020	December 31, 2019
In millions of COP
Tax advance(1)	1,205,870	838,721
Other receivables(2)	891,811	934,979
Marketable and non-marketable for sale assets(3)	856,527	704,982
Prepaid expenses	376,608	365,143
Assets pledged as collateral	295,260	334,190
Receivables related to abandoned accounts(4)	276,087	206,027
Accounts receivable from contracts with customers(5)	177,991	203,198
Balance in credit card clearing house	163,813	111,905
Receivable Sales of goods and service	93,417	74,830
Operating leases	80,056	74,938
Taxes receivable	49,069	38,001
Commission for letters of credit	24,702	25,607
Debtors	15,723	9,162
Interbank Borrowings not classified as cash equivalents(6)	-	51,701
Others	213,828	265,237
Total other assets	4,720,762	4,238,621
Allowance others	(1,560)	(1,372)
Total other assets, net	4,719,202	4,237,249
(1)	Tax credit balance obtained during 2020 and 2019, the balance corresponding to 2020 will be settled in the income tax return to be filed in April 2021.
(2)	As of December 31, 2020, corresponds to other account receivables are mainly comprised by factoring importations, bank acceptances, reconciling entries from correspondent banks, tax receivables from DIAN, derivative receivables,debt securities and spot transactions, TIP interests, FRECH interest subsidized by the government among other.
(3)	The increase is mainly due to the reclassification of assets held for sale and an increase in the non-refundable assets received in payment
(4)	The item corresponds to receivables related to the application of the Colombian Law 1777 of February 1, 2016, which establishes that entities holding accounts deemed abandoned must transfer the related amounts to a fund constituted and regulated by the Icetex (Governmental entity responsible for promoting high quality education in Colombia).
(5)	See Note 25.3 Fees and commissions.
(6)	At the end of 2020, there were no repos or interbank borrowings with maturities of more than 90 days.

NOTE 15. DEPOSITS BY CUSTOMERS

The detail of the deposits as of December 31, 2020 and 2019 is as follows:

Deposits	December 31, 2020	December 31, 2019
In millions of COP
Saving accounts	86,147,655	66,914,834
Time deposits	61,083,519	63,635,078
Checking accounts	31,894,229	25,159,676
Other deposits	1,695,390	1,495,724
Total	180,820,793	157,205,312

The following table details the time deposits issued by the Bank:

Time deposits	Effective interest rate		December 31, 2020
Modality	Minimum(2)	Maximum(2)	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	7.00%	10,324,370	10,313,384
Between 6 months and 12 months	0.20%	7.25%	7,061,159	7,061,834
Between 12 months and 18 months	0.25%	6.50%	7,798,737	7,895,539
Greater than 18 months	0.01%	9.45%	35,899,253	37,014,083
Total			61,083,519	62,284,840
(1)	See Note 30 Fair value of assets and liabilities.
(2)	As of December 31 2020 and 2019, Colombian Central Bank’s benchmark interest rate stood at 1.75% and 4.25% respectively The decrease in this rate had an impact on the of Bank’s time deposit interest rates during 2020.

Time deposits	Effective interest rate		December 31, 2019
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	6.60%	8,611,317	8,608,691
Between 6 months and 12 months	0.10%	7.25%	8,267,750	8,287,504
Between 12 months and 18 months	0.25%	6.75%	9,458,863	9,534,399
Greater than 18 months	0.01%	13.50%	37,297,148	38,235,068
Total			63,635,078	64,665,662
(1)	See Note 30 Fair value of assets and liabilities.

The detail of Time deposits issued by the Bank by maturity is as follows:

December 31, 2020
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	43,134,613	43,489,653
Between 1 and 3 years	11,592,876	11,971,664
Between 3 and 5 years	5,194,234	5,538,916
Greater than 5 years	1,161,796	1,284,607
Total	61,083,519	62,284,840
(1)	See Note 30 Fair value of assets and liabilities.

December 31, 2019
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	44,458,114	44,993,854
Between 1 and 3 years	13,543,877	13,790,539
Between 3 and 5 years	3,578,910	3,669,471
Greater than 5 years	2,054,177	2,211,798
Total	63,635,078	64,665,662
(1)	See Note 30 Fair value of assets and liabilities.

NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in the statement of financial position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2020	December 31, 2019
In millions of COP
Interbank Deposits
Interbank liabilities	762,574	1,363,679
Total interbank	762,574	1,363,679
Repurchase agreements and other similar secured borrowing
Short selling operations	128,257	555,337
Temporary transfer of securities	2,087,906	758,400
Total Repurchase agreements and other similar secured borrowing (1)	2,216,163	1,313,737
Total money market transactions	2,978,737	2,677,416
(1)	Total repo liabilities have maturities of less than 30 days.

Offsetting of Repurchase and Resale Agreements

For the Bank and its Colombian subsidiaries, substantially all of repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty. However, the local law for certain jurisdictions outside of Colombia applies in determinig the enforceability of offsetting rights.

The Bank does not offset repurchase and resale transactions with the same counterparty in the consolidated statement of financial position.

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2020 and 2019:

As of December 31, 2020

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements	322,160	-	322,160	(322,160)	-
Securities sold under repurchase agreements	(2,216,163)	-	(2,216,163)	2,216,163	-
Total repurchase and resale agreements	(1,894,003)	-	(1,894,003)	1,894,003	-

As of December 31, 2019

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements	3,016,064	-	3,016,064	(3,016,064)	-
Securities sold under repurchase agreements	(1,313,737)	-	(1,313,737)	1,313,737	-
Total repurchase and resale agreements	1,702,327	-	1,702,327	(1,702,327)	-

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2020 and 2019, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2020	December 31, 2019
In millions of COP
Obligations granted by domestic banks	6,001,619	4,758,772
Obligations granted by foreign banks(1)	5,200,507	9,200,571
Total	11,202,126	13,959,343
(1)	As of December 31, 2019, the Bank has recognized a financial liability with BAM Financial Corporation (BFC) amounting to USD 290,4 millions, due to its obligation to pay cash in future to purchase the non-controlling shares of Grupo Agromercantil Holding (GAH). On February 2020, BFC notified its decision to exercise this put option for sale ownership interest on GAH. The purchase of 40% of the common stock of GAH from BFC, was completed on September 29, 2020 and the price was for USD 289 millions. See note 1 Reporting entity.

Obligations granted by domestic banks

As of December 31, 2020

	Rate	Rate
Financial entity	Maximum(1)	Minimum(1)	December 31, 2020
In millions of COP
Financiera de desarrollo territorial (Findeter)	7.32%	0.02%	2,561,051
Banco de comercio exterior de Colombia (Bancoldex)(2)	7.85%	0.44%	1,460,412
Fondo para el financiamiento del sector agropecuario (Finagro)(2)	6.44%	0.10%	1,050,552
Other private financial entities	6.83%	3.35%	929,604
Total			6,001,619
(1)	As of December, 31 2020 and 2019, Colombian Central Bank’s benchmark interest rate stood at 1.75%, and 4.25% respectively The decrease in this rate had an impact on the of Bank’s financial obligations interest rates during 2020.
(2)	The increase corresponds to new lines of credit to address the global COVID-19 pandemic.

As of December 31, 2019

	Rate	Rate
Financial entity	Maximum	Minimum	December 31, 2019
In millions of COP
Financiera de desarrollo territorial (Findeter)	10.02%	0.21%	2,527,879
Banco de comercio exterior de Colombia (Bancoldex)	16.66%	2.13%	846,874
Fondo para el financiamiento del sector agropecuario (Finagro)	14.40%	0.63%	578,665
Other private financial entities	8.51%	6.08%	805,354
Total			4,758,772

The maturities of financial obligations with domestic banks as of December 31, 2020 and 2019, are the following:

Domestic	December 31, 2020	December 31, 2019
In millions of COP
Amount expected to be settled:
More than twelve months after the reporting period	5,387,563	4,411,393
No more than twelve months after the reporting period	614,056	347,379
Total	6,001,619	4,758,772

Obligations granted by foreign banks

As of December 31, 2020

Financial entity	Rate Maximum	Rate Minimum	December 31, 2020
In millions of COP
Financing with correspondent banks(1)	4.81%	0.49%	4,825,811
Banco Interamericano de Desarrollo (BID)	3.25%	2.58%	231,563
Banco Latinoamericano de Comercio Exterior (Bladex)	4.75%	4.60%	138,116
Corporación Andina de Fomento (CAF)	2.58%	2.52%	5,017
Total			5,200,507
(1)	The increase corresponds to new lines of credit to address the global COVID-19 pandemic.

As of December 31, 2019

Financial entity	Rate Maximum	Rate Minimum	December 31, 2019
In millions of COP
Financing with correspondent banks	4.81%	2.05%	8,340,378
Banco Latinoamericano de Comercio Exterior (Bladex)	4.75%	2.71%	457,228
Corporación Andina de Fomento (CAF)	4.33%	2.29%	333,095
Banco Interamericano de Desarrollo (BID)	4.91%	3.28%	69,870
Total			9,200,571

The maturities of the financial obligations with foreign entities as of December 31, 2020 and 2019 are the following:

Foreign	December 31, 2020	December 31, 2019
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	3,084,730	6,286,622
More than twelve months after the reporting period	2,115,777	2,913,949
Total	5,200,507	9,200,571

As of December 31, 2020 and 2019, there were some financial covenants mainly regarding capital adequacy ratios, past due loans and allowances linked to some of the aforementioned outstanding credit facilities, at the end of the year, all of this requirements were met.

NOTE 18. DEBT INSTRUMENTS IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2020

Issuer	Currency		Face value(1)	Balance	Rate Range
Bancolombia S.A.	Local	COP	4,125,500	4,159,065	3.37%-10.77%
Bancolombia S.A.(2)	Foreign	USD	2,956,491	9,749,569	0.25%-5.19%
Banistmo S.A. y filiales(3)	Foreign	USD	1,158,763	4,003,076	0.50%-5.00%
Banco Agrícola S.A.(4)	Foreign	USD	212,000	727,116	5.58%-6.41%
Bancolombia Panamá S.A.	Foreign	USD	121,399	426,689	0.40%-3.75%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	16,595	57,955	2.30%-2.65%
Grupo Agromercantil Holding S.A.	Foreign	USD	910	3,123	0.25%-7.25%
Total				19,126,593
(1)	Face value is in US dollar for foreign currency bonds.
(2)	See Note 18.1.
(3)	See Note 18.2.
(4)	See Note 18.3.

As of December 31, 2019

Issuer	Currency		Face value(1)	Balance	Rate Range
Bancolombia S.A.(2)	Local	COP	4,571,386	4,614,044	5.86%-10.27%
Bancolombia S.A.(3)	Foreign	USD	3,311,481	10,668,375	2.15%-6.22%
Banistmo S.A. y filiales	Foreign	USD	749,363	2,473,666	2.65%-5.00%
Banco Agrícola S.A.	Foreign	USD	514,000	1,676,517	5.27%-7.17%
Bancolombia Panamá S.A.	Foreign	USD	140,351	467,837	2.25%-3.70%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	5,471	18,076	2.65%-2.95%
Grupo Agromercantil Holding S.A.	Foreign	USD	915	3,000	0.25%-7.25%
Total				19,921,515
(1)	Face value is in US dollar for foreign currency bonds.
(2)	See Note 18.4.
(3)	See Note 18.5.

The breakdown of the Bank securities in issue by term is as follows:

As of December 31, 2020

	Less than	Between	Between
Issuer	1 year	1 and 3 years	3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,216,831	1,216,831
Ordinary bonds	-	-	154,671	2,787,563	2,942,234
Foreign currency
Subordinated bonds(1)	-	-	-	6,659,541	6,659,541
Ordinary bonds	151,992	588,958	284,323	7,282,714	8,307,987
Total	151,992	588,958	438,994	17,946,649	19,126,593
(1)	In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

18.1 Issue of Bancolombia S.A. senior notes.

On January 8, 2020 Bancolombia S.A. announced that Citigroup Global Markets Inc. had commenced a foreign in-the-money tender offer to purchase all of the 5.950% senior notes due 2021 issued by the Bank (the "Notes"), subject to the terms and conditions set forth in the tender offer document ("the Offer").

The Bank redeemed all the remaining Notes that were not purchased in the Offer.

On January 29, 2020, the Bank issued USD 950 million aggregate principal amount of senior notes through an international public offering. The notes have a 5 year maturity and a coupon of 3%, payable semi-annually on January 29 and July 29 of each year, commencing on July 29, 2020.

The Bank used the proceeds to acquire the debt Notes tendered pursuant to Offer and to redeem all of the remaining Notes not purchased in the Offer.

18.2 Issue of Banistmo S.A. ordinary notes.

On July 31, 2020, Banistmo, a subsidiary of the Bancolombia Group in Panama, issued USD 400 million aggregate principal amount of senior notes, with a term of 7 years and a coupon of 4.250%.

18.3 Payment of Banco Agrícola S.A. bonds.

The structured financing transaction of Banco Agrícola for an amount of USD 300,371.1, matured on June 18, 2020, the amount of capital and interest was fully paid.

As of December 31, 2019

Issuer	Less than	Between	Between
	1 year	1 to 3 years	3 to 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,216,533	1,216,533
Ordinary bonds	-	-	155,102	3,242,409	3,397,511
Foreign currency
Subordinated bonds(1)	-	-	-	6,925,854	6,925,854
Ordinary bonds	259,503	879,255	261,020	6,981,839	8,381,617
Total	259,503	879,255	416,122	18,366,635	19,921,515
(1)	In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

18.4 Bonds Offering

In July 19, 2019 the Bank announced that it completed the issuance and placement of an offering of bonds in an aggregate principal amount of COP 657,000 in the Segundo Mercado exchange, with a term of 5 years and an interest rate of IBR + 1.60%. The proceeds from the offering will be used to finance sustainability projects including renewable energy, energetic efficiency, cleaner production, social infrastructure, and access to housing, among others, in accordance with international standards contemplated by the Sustainability Bond Guidelines. The IIC (Interamerican Investment Corporation) and the IDB (Interamerican Development Bank), acquired all the bonds in the offering.

18.5 Subordinated Notes Offering

On December 18, 2019, the Bank priced the public offering of USD 550,000 in aggregate principal amount of its Subordinated Notes due December 18, 2029.

The Notes have a 10-year maturity, an optional redemption right on the fifth year and a coupon of 4.625%, payable semi-annually on December 18 and June 18 of each year, beginning on June 18, 2020.

In connection with this subordinated notes offering, to the Bank acquired a portion of its bonds maturing in 2020 and 2022, issued on July 26, 2010 and September 11, 2012 respectively, through a private bond exchange agreement followed by a “Tender Offer”.

In the transaction, the Bank engaged a third party financial entity as a principal, which was responsible for the execution of the transfer and the exchange. In this regard the Bank has recognized as non-extinguishment the modification of the debt instruments in issue corresponding to a portion of the Notes due 2020 and Notes due 2022. Therefore, the Bank recalculated the gross carrying amount of the liability and recognised a modification loss of COP 1,994 in expenses for related interests. The gross carrying amount of the liability was recalculated as the present value of the renegotiated or modified contractual cash flows that are discounted at the liabitity original effective interest rate. Any costs or fees incurred adjust the carrying amount of the modified liability and were amortised over the remaining term of the modified liability.

Giving application to IFRS 9 financial instruments and IFRIC 16 hedges of a net investment in a business abroad, the Bank arranged to cover the exchange rate risk that arises from the date of acquisition of its investment in the subordinate Banistmo S.A, designating bonds issued in foreign currency for USD 2.2 billion, as hedging instruments.

For information related with the disclosures of fair value of the debt securities in issued, see Note 30 Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2020	December 31, 2019
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	1,514,548	3,228,110
More than twelve months after the reporting period	17,612,045	16,693,405
Total	19,126,593	19,921,515

As of December 31, 2020 and 2019, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo´s social gender private placement bond. None of these obligations were past due.

NOTE 19. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

	December 31,	December 31,
Post-employment and long-term benefit plans	2020	2019
In millions of COP
19.1 Defined benefit pension plan	163,204	163,152
19.2 Severance obligation	22,228	26,547
19.3 Retirement Pension Premium Plan and Senior Management Pension Plan Premium	202,580	198,260
19.4 Other long term benefits	465,046	416,969
Total Post-employment and long-term benefit plans	853,058	804,928
Fair value Plan assets	29,113	35,981
Total Unfunded Post-employment and long-term benefit plans	823,945	768,947

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

As of December 31, 2018, the amount recognized through profit or loss, due to benefit employee plans’ current service cost and interest cost, was COP 87,730; on the other hand, COP 1,624 was recognized through other comprehensive income as a result of the net actuarial gain or loss due to change in assumptions, demographic experience and foreign currency translation effect.

Post-employment benefits

19.1 Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2020 and 2019 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 31, 2020, 603 participants were covered by this plan, and as of December 31,  2019, 623 participants.

For purposes of the projected assessment of the pension plan obligation, in the absence of an extensive market for high-quality corporate debt, the sovereign bond curve of the Colombian government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the statement of income as “salaries and employee benefits”, and includes the interest costs and cost of current service.

Defined benefit pension plan	2020	2019
In millions of COP
Present value of the obligation as of January 1	129,028	122,383
Interest cost	7,244	7,880
Benefits paid	(12,009)	(11,857)
Net actuarial loss / (gain) due to changes in demographic assumptions	23	10,518
Net actuarial loss due to plan experience	2,846	104
Defined obligation, unfunded as of December 31	127,132	129,028

Panama

The Chase Manhattan Bank Corporation, N.A. (formerly “HSBC Bank Panama”, later merged with Banistmo S.A. in 2000) offered a defined benefit pension plan based on the average salaries paid during the 120 most recent months prior to the employee's retirement date and the years of employment. service. The right to this plan was obtained after 10 years of service with the organization. This individual plan covered a certain group of employees who were hired by Chase Manhattan Bank Corporation, N.A. and it was not extended to employees of HSBC Bank Panama, now Banistmo, S.A.

As of December 31, 2020, and 2019, there were 50 participants (20 participants with deferred benefits and 30 participants receiving benefits), and 52 participants (22 participants with deferred benefits and 30 participants receiving benefits), respectively.

Defined benefit pension plan	2020	2019
In millions of COP
Present value of the obligation as of January 1	5,371	5,863
Interest cost	164	229
Actuarial loss / (gain) – experience	372	620
Actuarial (gain)/loss - financial assumptions	353	(610)
Benefits paid from plan assets	(572)	(782)
Foreign currency translation effect	232	51
Defined obligation, funded as of December 31	5,920	5,371

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

Defined benefit pension plan	2020	2019
In millions of COP
Present value of the obligation as of January 1	28,753	26,829
Current cost of service	1,165	1,219
Interest cost	2,597	2,215
Benefits paid	(1,251)	(1,097)
Actuarial (gain)/loss - financial assumptions	(2,052)	(770)
Foreign currency translation effect	940	357
Defined obligation, funded as of December 31	30,152	28,753

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

As of December 2020 and 2019, 287 and 353 participants, respectively, were covered by this plan.

The balances recognized in the statement of financial position are listed below:

Defined benefit severance obligation plan	2020	2019
In millions of COP
Present value of the obligation as of January 1	26,547	30,732
Current cost of service	716	862
Interest cost	1,490	1,952
Benefits paid	(6,214)	(8,414)
Net actuarial loss due to assumption changes and plan experience	(311)	1,415
Defined obligation, unfunded as of December 31	22,228	26,547
Current severance regimen(1)	87,022	83,584
Total	109,250	110,131
(1)	Corresponds to the amounts pending to transfer to private funds. See Note 20 Other liabilities

19.3 Retirement Pension Premium Plan and Senior Management Pension Plan Premium

Colombia

Under Colombian labor regulations, employers and employees are entitled to negotiate private agreements. The Bank’s employees and its subsidiaries Valores Bancolombia, Banca de Inversión Bancolombia and Fiduciaria Bancolombia participate in a defined benefit plan according to which they are entitled to receive, on the date of their retirement, a single payment.

On the other hand, the Bank has established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date based on the number of years of service to the organization.

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2020, and 2019, there were 2,819 and 2,850 participants respectively, covered by the plan.

Banagrícola S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date, death or disability based on the number of years of service to the organization. As of December 31, 2020, there was 1 participant covered by the plan.

Guatemala

Grupo Agromercantil Holding has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2020, and 2019, there were 3,017 and 3,075 participants respectively, covered by the plan.

Panama

Banistmo S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date, death or disability based on the number of years of service to the organization. As of December 31, 2020, there was 1 participant covered by the plan.

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan and Senior Management Pension Plan Premium	2020	2019
In millions of COP
Present value of the obligation as of January 1	198,260	170,596
Current service cost	16,626	16,687
Interest cost	11,770	11,161
Benefits paid	(23,226)	(31,784)
Past service cost	381	75
Net actuarial (gain) / loss due to assumption changes and plan experience(1)	(3,745)	30,875
Foreign currency translation effect	2,514	650
Defined obligation, unfunded as of December 31	202,580	198,260
(1)	The decrease in actuarial losses from assumption changes and plan experience adjustment is mainly due to a reduction of the discount rate used in actuarial valuation of 2020 against 2019.

19.4 Other long term benefits

In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2020 and December 31, 2019, the reconciliation of the other long term benefits is set below:

Other long term benefits	2020	2019
In millions of COP
Present value of the obligation as of January 1	416,969	362,862
Current service cost	40,637	33,944
Interest cost	24,021	24,122
First time application effect of IAS 19 to new defined benefit obligation of Banco Agromercantil Holding S.A. at Decembre 31, 2020(1)	20,723	-
Benefits paid	(37,049)	(36,884)
Net actuarial loss / (gain) due to assumption changes and plan experience(2)	(654)	32,850
Foreign currency translation effect	399	75
Defined obligation, unfunded as of December 31	465,046	416,969
(1)	Grupo Agromercantil Holding S.A. has decided to recognize a new employee benefit plan for its employees based on the continuos and uninterrupted years of service in the organization
(2)	The decrease in actuarial losses from experience adjustment, is mainly due to a reduction of the discount rate used in actuarial valuation of 2020 against 2019.

19.5 Plan Assets

Bancolombia

The Bank established an asset plan to secure the benefits promised in the Senior Management Pension Plan Premium. The assets plan is managed by a Private Pension Fund. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3.

The plan assets’ fair value as of December 31, 2020 and 2019 is as follow:

Bancolombia’s Plan assets	2020	2019
In millions of COP
Fair value of assets as of January 1	31,761	32,252
Interest income on plan assets	1,918	2,118
Return on plan assets greater/(less) than discount rate	629	2,038
Benefits paid	(9,097)	(4,647)
Fair value assets at the end of the year	25,211	31,761

Banistmo

The Bank, through its subsidiary Banistmo, has established a plan with assets to secure benefits promised by Banistmo to the employees entitled to participate in the Pension Plan under the terms described above and to comply with Panama labor code, which specify the terms for securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).

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

The components of the periodic net cost of the plans previously mentioned and the total of charges (credits) recognized in the consolidated statement of income are as follows:

The following table details the change in plan assets:

Banistmo’s Plan assets	2020	2019
In millions of COP
Fair value of assets as of January 1	4,220	4,884
Interest income on plan assets	40	101
Return on plan assets less than discount rate	(25)	(25)
Benefits paid	(572)	(782)
Foreign currency translation effect	239	42
Fair value assets as of December 31	3,902	4,220

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the consolidated statement of income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2020	2019
In millions of COP
Pension	185,925	200,615
Current severance regimen	60,376	60,777
Total	246,301	261,392

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2020	December 31, 2019
Discount rate	5.50%	5.70%
Rate of wage increase	5.75%	5.95%
Projected inflation	3.25%	3.45%
Rate of pension increase	3.25%	3.45%

Bancolombia Panama

Main projected assumptions	December 31, 2020	December 31, 2019
Discount rate	2.40%	2.80%
Rate of wage increase	2.00%	2.00%
Projected inflation	1.00%	1.00%

Banistmo

Main projected assumptions	December 31, 2020	December 31, 2019
Discount rate	2.40%	4.00%
Expected long-term rate of return on plan assets	(1.70)%	3.40%
Rate of wage increase	1.00%	3.00%

El Salvador

Main projected assumptions	December 31, 2020	December 31, 2019
Discount rate	2.30%	3.00%
Rate of wage increase	2.00%	2.00%
Projected inflation	1.00%	1.00%

Guatemala

Main projected assumptions	December 31, 2020	December 31, 2019
Discount rate	8.20%	8.20%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%

In 2020, the assumption of mortality used in the preparation of the assessment of the estimated liabilities is based on tables RP-2000, CSO-80 and RV-08, which reflect average ages of mortality from 32-75 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2020 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El

Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

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

The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants’ wages will increase the obligation of the plan

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2021	14,119	66,759
2022	14,156	57,177
2023	13,966	70,698
2024	13,687	68,378
2025	13,399	67,330
2026 a 2030	62,171	373,880

Sensitivity analysis

In presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation (DBO) recognized in the Statement of Financial Position. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions and regulations, or as resulting from future gains and losses.

There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.

Colombia

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.00%	0.50% increase	(4,622)
Discount rate	5.00%	0.50% decrease	4,959
Salary increases	3.75%	0.50% increase	5,337
Salary increases	2.75%	0.50% decrease	(5,012)
Mortality Table	RV-08 ("Rentistas Validos")	One year increase in life expectancy	5,812

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.00%	0.50% increase	(6,971)
Discount rate	5.00%	0.50% decrease	7,496
Salary increases	6.25%	0.50% increase	7,477
Salary increases	5.25%	0.50% decrease	(6,841)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.00%	0.50% increase	(473)
Discount rate	5.00%	0.50% decrease	492
Salary increases	6.25%	0.50% increase	1,139
Salary increases	5.25%	0.50% decrease	(1,110)

Senior Management Pension Plan Premium

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.00%	0.50% increase	(927)
Discount rate	5.00%	0.50% decrease	971
Salary increases	6.25%	0.50% increase	960
Salary increases	5.25%	0.50% decrease	(925)

Panama

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	2.90%	0.50% increase	(283)
Discount rate	1.90%	0.50% decrease	308
Mortality Table	RP-2000	One year increase in life expectancy	219

Guatemala

Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.70%	0.50% increase	(2,487)
Discount rate	7.70%	0.50% decrease	2,734
Salary increases	5.50%	0.50% increase	1,686
Salary increases	4.50%	0.50% decrease	(1,596)
Mortality Table	RP-2000	One year increase in life expectancy	819

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.70%	0.50% increase	(949)
Discount rate	7.70%	0.50% decrease	998
Salary increases	5.50%	0.50% increase	1,025
Salary increases	4.50%	0.50% decrease	(981)

El Salvador

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	2.80%	0.50% increase	(924)
Discount rate	1.80%	0.50% decrease	1,007
Salary increases	2.50%	0.50% increase	142
Salary increases	1.50%	0.50% decrease	(187)

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.00%	0.50% increase	(15,462)
Discount rate	5.00%	0.50% decrease	16,568
Salary increases	6.25%	0.50% increase	16,432
Salary increases	5.25%	0.50% decrease	(15,488)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.70%	0.50% increase	(636)
Discount rate	7.70%	0.50% decrease	679
Salary increases	5.50%	0.50% increase	697
Salary increases	4.50%	0.50% decrease	(658)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	2.80%	0.50% increase	(216)
Discount rate	1.80%	0.50% decrease	231

Bonuses and short-term benefits

As of December 31, 2020, and 2019, the amounts of COP 11,816 and COP 403,872, respectively, were recognized by the Bank in the Consolidated Statement of Income as bonuses related to private agreements in connection with the employees' variable compensation.

Short-term employment benefit plans recognized in the statement of financial position in the line “other liabilities” consist of the following:

	December 31,	December 31,
Other employment benefit plans	2020	2019
In millions of COP
Current severance obligation(1)	87,022	83,584
Bonuses and short-term benefits(2)	11,816	403,872
Other employment benefit plans	98,838	487,456
(1)	See 19.2 Severance obligation.
(2)	The decrease between December 31, 2020 and 2019 corresponds to the suspension of bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2020	December 31, 2019
In millions of COP
Payables	1,967,492	1,927,945
Suppliers	1,119,734	1,495,415
Advances	779,681	621,720
Deposits delivered as security(1)	570,097	324,768
Provisions(2)	346,597	190,690
Security contributions	318,179	363,802
Collection services(3)	316,749	438,490
Salaries and other labor obligations(4)	311,627	292,570
Dividends(5)	299,495	279,125
Advances in leasing operations and loans	123,932	207,045
Liabilities from contracts with customers(6)	64,071	60,791
Deferred interests	24,929	34,290
Bonuses and short-term benefits(7)	11,816	403,872
Other	110,313	115,122
Total	6,364,712	6,755,645
(1)	See Note 5.2 Derivative financial instruments.
(2)	See Note 21 Provisions and contingent’s liabilities.
(3)	The variation is mainly explained for a lower transaction volume, related to the COVID-19 pandemic.
(4)	For more information related to other employee benefits, see Note 19 Employee benefits.
(5)	The increase is due to the last installement payment effective for the dividends approved by the annual shareholders’ meeting that took place in 2020 and 2019, respectively.
(6)	See Note 25.3 Fees and commissions.

(7)	For further information, see Note 19 Employee benefit plans (Bonuses and short-term benefits).

NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES

21.1. Provisions

The following tables show the detail of the provisions:

As of December 31, 2020

	Judicial	Administrative	Financial	Loan	Onerous
	proceedings	proceedings	guarantees(1)	commitments(2)	contracts(3)	Total
In millions of COP
Balance at January 1, 2020	35,752	6,607	16,945	131,386	-	190,690
Additions recognized in the year	9,063	1,259	6,190	224,603	325	241,440
Provisions used during the period	(4,673)	(3,059)	-	-	-	(7,732)
Provisions reversed during the period	(5,196)	(2,408)	(50)	(71,497)	-	(79,151)
Foreign currency translation adjustment	382	-	(50)	706	-	1,038
Effect of discounted cash flows	312	-	-	-	-	312
Final balance at December 31, 2020	35,640	2,399	23,035	285,198	325	346,597
(1)	Changes in financial guarantees corresponds to higher provisions in Bancolombia.
(2)	Changes in loan commitments corresponds to increases in Bancolombia, Banistmo, GAH and Banco Agrícola due to increased risks from the global COVID-19 pandemic.
(3)	Onerous contracts corresponds to Renting Colombia S.A.

As of December 31, 2019

	Judicial	Administrative	Financial	Loan	Onerous
	proceedings	proceedings	guarantees	commitments	contracts(1)	Total
In millions of COP
Balance at January 1, 2019	36,873	468	23,100	104,559	3,033	168,033
Additions recognized in the year	7,272	6,139	16,210	73,101	-	102,722
Provisions used during the period	(3,122)	-	-	-	(2,796)	(5,918)
Provisions reversed during the period	(5,729)	-	(22,365)	(46,835)	(267)	(75,196)
Foreign currency translation adjustment	395	-	-	561	-	956
Effect of discounted cash flows	63	-	-	-	30	93
Final balance at December 31, 2019	35,752	6,607	16,945	131,386	-	190,690
(1)	During 2019, the onerous contracts were finished.

The following explains the significant changes in the provisions of financial guarantees and loan commitments during period at December 31, 2020 and 2019 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2020	119,865	28,433	33	148,331
Transfers	30,893	54,918	295	86,106
Transfer to stage 1	75,694	(44,821)	-	30,873
Transfer to stage 2	(34,778)	115,398	-	80,620
Transfer to stage 3	(10,023)	(15,659)	295	(25,387)
Provisions recognised during the period	95,212	9,283	40,192	144,687
Provisions reversed during the period	(54,823)	(16,724)	-	(71,547)
Translation adjustment	1,450	(775)	(19)	656
Balance at December 31, 2020	192,597	75,135	40,501	308,233

	Stage1	Stage2	Stage3	TOTAL
Balance at January 1, 2019	112,754	14,890	15	127,659
Transfers	10,530	15,810	28	26,368
Transfer to stage 1	44,126	(35,204)	-	8,922
Transfer to stage 2	(28,589)	70,573	(3)	41,981
Transfer to stage 3	(5,007)	(19,559)	31	(24,535)
Provisions recognised during the period	57,377	5,564	2	62,943
Provisions reversed during the period	(61,265)	(7,923)	(12)	(69,200)
Translation adjustment	469	92	-	561
Balance at December 31, 2019	119,865	28,433	33	148,331

Judicial proceedings

Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments that will be made by these processes will not generate significant losses in addition to the provisions recognized as of December 31, 2020 and 2019, the Bank does not expect to obtain any kind of reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.

Loan commitments

In order to meet the needs of its customers, the Bank issues loan commitments, letters of credit and bank guarantees. Loan commitments are those approved irrevocable loans, in which, despite having acquired a commitment to grant them, due to the contract or agreement or for any other reason they are still pending disbursement. See Note 2.D Significant Accounting Policies (7.5.2 Financial guarantee contracts and loan commitments).

Financial guarantees

The Bank grants bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment pursuant to which the Bank will cover to the maximum amount guaranteed, the breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. The Bank expects most of those guarantees provided to expire before they are used. See Note 2.D Significant Accounting Policies (7.5.2 Financial guarantee contracts and loan commitments).

The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee:

Guarantees for the energy sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

●	Lack of energy supply due to a low availability from the generating company (the guaranteed entity).
●	Non-compliance with the contract signed by the guaranteed entity.
●	Non-compliance with the payment of energy supply.
●	Non-compliance with the construction and operating of power plants.
●	Non-compliance with the construction and operating of transmission lines.

Guarantees for the hydrocarbons sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

●	Non-compliance with the contractual obligations in the Minimum Exploration Program.
●	Non-compliance with the contractual obligations in the Additional Exploratory Program
●	Non-compliance with the contractual obligations in the Post Exploratory Program.
●	Non-compliance with the comply with the Technical Evaluation obligations.

Guarantees for public procurement

The Bank must pay a state entity up to the amount guaranteed for the breach by the contractor of the contractual or legal obligations agreed.

Commitment issued by the Bank to guarantee the performance of a customer from the private sector

The Bank must pay the third party if there is any breach  what has been agreed upon or due to the economic insolvency of the client.

As of December 31, 2020

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	388,859
Guarantees greater than 1 month and up to 3 months	616,879
Guarantees greater than 3 months and up to 1 year	2,911,975
Guarantees greater than 1 year and up to 3 years (1)	3,568,858
Guarantees greater than 3 year and up to 5 years	42,788
Guarantees greater than 5 years	144,157
Total	7,673,516
(1)	Mainly due to 4 new guarantees amounting to COP 2,909,063, expiring in 2022 with in Telecommunications and financial sectors.

As of December 31, 2019

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	324,461
Guarantees greater than 1 month and up to 3 months	502,442
Guarantees greater than 3 months and up to 1 year	2,592,644
Guarantees greater than 1 year and up to 3 years	687,669
Guarantees greater than 3 year and up to 5 years	68,150
Guarantees greater than 5 years	144,904
Total	4,320,270

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and do not reflect expected results.

Onerous contracts

For the Bank an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

21.2. Contingent liabilities

Contingencies with an individual claimed amount against the Bank higher than USD 5,000, with significant importance to the financial statements as of December 31, 2020 are presented below:

BANCOLOMBIA

Constitutional Public Interest Action of Carlos Julio Aguilar, et al.

This constitutional public interest action (acción popular) was filed by the plaintiff contending that the restructuring of the Departamento del Valle’s financial obligations and the performance plan executed, allegedly violates the collective rights of the public administration’s morality and of the public funds of the Departamento del Valle.

This action was on hold due to its consolidation with the constitutional public interest action filed by Carlos Aponte against various financial institutions. As of December 31, 2020, this proceeding is in the discovery stage, specifically in respect of expert opinion, and no provisions have been made.

Fiscal Responsibility Lawsuit (proceso de responsabilidad fiscal) between Contraloría Departamental de Cundinamarca vs. GEHS, Bancolombia, et al.

The Wastewater Treatments Plant Chía I Delicias Sur of the Municipality of Chía’s development was documented through a leasing agreement entered on September 28, 2015 by and between the Municipality of Chia (tenant) and Bancolombia S.A., valued at USD 5,535. The purpose of such agreement was the financing, optimization, design and construction of the wastewater treatment plant PTAR Chía I Delicias Sur; as of December 31, 2018, the agreement was in the stage of advances (with payment of interest on the disbursements made to the supplier), which refers to the contractual stage in which the resources  are delivered for the execution of the project in advance of the final payment. The current Mayor of the Municipality of Chía has conveyed anomalies he has found in the execution of the aforementioned project and, as a consequence of the aforementioned anomalies, the Contraloría de Cundinamarca initiated a fiscal responsibility lawsuit for an alleged patrimonial detriment in public funds of the amount of USD 5,535 against GEHS Global Environment and Health Solutions of Colombia (provider), Guillermo Varela Romero, Rafael Antonio Ballesteros Gómez, Luis Alejandro Prieto González and Bancolombia S.A.

As of December 31, 2020, the fiscal responsibility lawsuit is in pending for the appeal against the decision of the judge that denied the nullity of a judge resolution.  The allegations’ stage has not started yet. For this matter, we have established provision of COP 3,910.

BANISTMO

Ordinary claim filed by Melenao Mora and Said Diaz:

The plaintiffs in this matter claim material and moral damages resulting from a criminal proceeding filed by Banistmo (28-10-2004) against them for alleged criminal acts that caused damage to the bank because of the unauthorized use of credit lines to enterprises where plaintiffs acted as legal representatives.

The plaintiffs seek the payment of material and moral damages which according to their valuation amounts to USD 20,000. The trial court ordered Banistmo to pay material damages, product of the criminal process imposed against the plaintiffs, as well as to pay the sum of USD 2,300 to each of the plaintiffs for moral damages.

Banistmo filed an appeal against the judgement made by the trial court on the basis of allegded errors made by the court in the analysis of the evidence and legal grounds in which the decision was based on. The external counsel has labeled this contingency as eventual.

Ordinary claim filed by Deniss Rafael Perez Perozo, Carlos Pérez Leal and others.

Promotora Terramar (an HSBC client) received USD 299 in payments through Visa gift cards issued by U.S Bank, as partial payment for two apartments in Panama City.

The Credit Card Securities and Fraud Prevention department of HSBC bank detected an irregular activity promoted by Promotora Terramar, when a deposit monitoring alert was activated due to the high number of cards with the same BIN and Bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC withheld USD 287 from Promotora Terramar´s accounts. After further investigations, the money was refunded.

The plaintiffs claim USD 5,252 as result of material and moral damages as a result of such withholding. As of December 31, 2020, the process is suspended and pending the initiation of discovery. External counsel has advised that any contingent liability is remote.

BANCO AGRÍCOLA

Superintendencia de Administración Tributaria

The El Salvadorian taxing authority, in accordance with a resolution dated as of October 2018, determined that Banco Agrícola failed to pay and declare income taxes related to fiscal year 2014 for a total of USD 11,116 and sanctions.

The Bank filed an appeal against such decision. The process is awaiting issuance of a final resolution by the court of appeals of internal taxes and customs, which in the event of a possible contentious-administrative process would result in the exhaustion of administrative procedures.

In the Bank´s opinion, the General Directorate of Internal Tax made certain factual and legal errors. External counsel has advised that any contingent liability is remote.

ARRENDADORA FINANCIERA S.A. ARFINSA SUBSIDIARY OF BANCO AGRÍCOLA

Corporación de Alimentos S.A. de CV

The plaintiffs filed a claim for alleged damages derived from funds wrongfully delivered to third parties that were not entitled to the receipt of such funds. The claim seeks USD 6,654. As of December 31, 2020, the process is in the discovery stage, specifically respect of discovery of accounting records. External counsel has advised that any contingent liability is remote.

BANCO AGROMERCANTIL

Superintendence of Tax Administration

The Superintendence of Tax Administration of Guatemala (SAT) made a tax adjustment on the Income Tax return duly paid by BAM for 2014 fiscal year for a value of USD 13.617 (USD 6.808 tax plus a fine of USD 6.808). This adjustment was not reserved for during the administrative pleading phase, since BAM argued that the tax was correctly paid and presented a contentious administrative procedure against the SAT before the Court to oppose the alleged collection. This trial is currently on the Court of Justice and as of December 31, 2020 it was in the discovery stage. In the opinion of the external counsel, any contingent is remote.

Delicarnes, Sociedad Anónima

Delicarnes, Sociedad Anónima, acquired a mortgage loan from BAM and defaulted in payment at maturity, so BAM filed a collection lawsuit. Delicarnes, in addition to opposing the collection lawsuit, filed against BAM, an ordinary claim for reputational damages caused (estimated is USD 70,379), since it believes that Delicarnes did not breach the contract and therefore, should not have been sued. The Bank opposed the demand and as of December 31, 2020 this process was in the discovery phase. In the opinion of external counsel, the realization of any contingent liability is remote.

Dany Ward Mcnab Valladares

North Shore Development Company, S.A (NSDC) acquired several loans from BAM and Mercom Bank Ltd. (Grupo Agromercantil Holdings´ subsidiary company), which were not paid in the agreed manner. To pay the debts, NSDC gave to BAM and Mercom Bank Ltd., with the express authorization of its shareholders (including the shareholder Dany Ward Mcnab Valladares), certain properties and other assets of the company valued at USD 23,800.

After granting the properties as payment to BAM and Mercom Bank Ltd, Dany Ward Mcnab Valladares filed before the “Court of Roatán, Islas de la Bahia”, an ordinary claim of annulment of the “Things in lieu of Payment contracts” of the assets given in payment.  Dany Ward Mcnab Valladares based his claim on the fact that when North Shore Development Company, S.A, paid with its properties and assets to BAM and Mercom Bank [NSDC.] was left without enough assets to pay him a debt in the amount of USD 18,200. Dany Ward Mcnab Valladares’s claim was answered by BAM and Mercom Bank Ltd in August 2018. As of December 31, 2020, the process is on the notification stage. In the opinion of external counsel, the realization of any content liability is remote.

NOTE 22. SHARE CAPITAL

The subscribed and paid-in capital is the following:

Share capital	December 31, 2020	December 31, 2019
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value)	480,914	480,914

Dividends declared

The declaration, amount and payment of dividends are based on Bancolombia S.A.’s unconsolidated net income. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of at least 78% of the shares present at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared.

The payment of dividends must be made in cash during the year following the date of applicable the Annual Meeting and for all the stockholders. If the payment is made in the Bank’s own equity securities instead of cash, that must be approved by 80% of the outstanding common shareholders and 80% of the outstanding preferred shares.

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

Dividends declared with respect to	Cash dividends per share
net income earned in:	(Stated in COP)
2020	260
2019	1,638
2018	1,092
2017	1,020
2016	950

Common shares

The holders of common shares are entitled to vote on any matter subject to approval at a general shareholders’ meeting. Within 15 calendar days prior to such meeting, such holders are entitled to inspect the books and records of the Company.

Also, the holders of common shares will receive a proportion of the profits subject to the provisions of law, statutes and established at general shareholders’ meeting. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

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

Any dividend in shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, which will include 80% or more of the outstanding preferred shares. In the event of absence of such holders of preferred shares, a stock dividend only has can be payable to the holders of common shares that aprove this payment.

Reserved Shares

Stocks that are available between maximum authorized shares and paid-in shares. The Bank has not reserved shares.

NOTE 23. APPROPRIATED RESERVES

As of December 31, 2020 and December 31, 2019 the appropriated retained earnings consist of the following:

Concept	December 31, 2020	December 31, 2019
In millions of COP
Appropriation of net income(1)	13,406,195	9,406,792
Others	424,409	1,006,300
Total Appropiated reserves	13,830,604	10,413,092
(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders. In July 2020, The Bank made appropriations of legal reserve by COP 4,095,736: Bancolombia Panama COP 2,076,820, Bancolombia S.A, COP 1,290,826 and Banistmo COP 728,089.

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

As of December 31, 2020

	Securitisations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	2,405,326	162,021,763	164,427,089
The Bank’s interest-assets
Investments at fair value through profit or loss	154,397	-	154,397
Investments at fair value through other comprehensive income	142,400	-	142,400
Loans and advances to customers	-	4,211,304	4,211,304
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	296,797	4,211,304	4,508,101
The Bank’s maximum exposure	296,797	4,211,304	4,508,101
Fees income	8,756	464,805	473,561

As of December 31, 2019

	Securitisations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	2,842,268	148,307,065	151,149,333
The Bank’s interest-assets
Investments at fair value through profit or loss	198,115	-	198,115
Investments at fair value through other comprehensive income	179,405	-	179,405
Loans and advances to customers	-	4,748,233	4,748,233
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	377,520	4,748,233	5,125,753
The Bank’s maximum exposure	377,520	4,748,233	5,125,753
Fees income	8,562	458,462	467,024

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

NOTE 25. OPERATING INCOME

25.1. Interest and valuation on financial instruments

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
In millions of COP
Interest on debt instruments using the effective interest method	308,453	160,200	129,017
Interest and valuation on financial instruments
Debt investments	533,506	881,985	472,357
Derivatives	(337,796)	(182,769)	(22,575)
Spot transactions	20,173	483	(13,734)
Repos	(1,025)	(175,259)	(51,438)
Total valuation on financial instruments	214,858	524,440	384,610
Total Interest and valuation on financial instruments	523,311	684,640	513,627

25.2.       Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
In millions of COP
Deposits	(4,084,192)	(4,164,798)	(3,852,061)
Debt instruments in issue	(1,053,989)	(1,164,808)	(1,139,456)
Borrowing costs(1)	(527,825)	(627,058)	(583,321)
Interest right of use assets(2)	(118,600)	(121,946)	-
Preferred shares	(57,701)	(57,908)	(58,714)
Borrowings from other financial institutions	(5,838)	(21,663)	(18,134)
Other interest	(14,863)	(21,613)	(18,530)
Interest expenses	(5,863,008)	(6,179,794)	(5,670,216)
(1)	Includes the expense recognized for borrowing costs of the subsidiaries sold during 2019 for COP 1,224.
(2)	For more information refer to Note 7 Leases.

Net interest income includes interest earned on loans, "reverse repos" and investments less interest expense of deposits by customers, debt securities in issued, borrowing from other financial institutions and ‘repos’. At December 31, 2020, 2019 and 2018, net interest income amounted to COP 11,189,305, COP 11,416,636 and COP 10,541,522, respectively.

25.3.        Fees and commissions

The Bank has elected to present the income from contracts with customers as an element in a line named “Fees and commissions income” in the consolidated statement of income separated from the other income sources.

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

Services

These are the maintenance services performed on the fleet owned by the customers, these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 0% and 4% depending on the customer.

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

The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers as at December 31, 2020, 2019 and 2018:

As of December 31, 2020

											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments	eliminations	consolidation	eliminations
											purposes(1)
Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	329,281	77,727	105,821	49,782	-	-	-	20,234	-	582,845	-	582,845
Credit and debit card fees and commercial estabilshments	1,484,085	147,448	126,857	85,643	-	-	-	1,834	-	1,845,867	-	1,845,867
Brokerage	-	10,047	-	9	-	-	18,308	-	-	28,364	-	28,364
Acceptances, Guarantees and Standby Letters of Credit	38,864	13,976	5,112	2,713	-	-	-	1,109	-	61,774	-	61,774
Trust	844	18,089	1,868	788	349,127	-	81,373	46	2,115	454,250	-	454,250
Securities brokerage	-	789	1,723	-	-	37,354	12,170	-	-	52,036	-	52,036
Bancassurance	685,783	42,697	139	-	8	3	12	-	-	728,642	-	728,642
Payment and collections	595,222	-	-	-	-	-	-	-	-	595,222	-	595,222
Others	157,303	-	48,272	37,333	15	90	765	5,673	(38)	249,413	-	249,413
Total revenue from contracts with customers(1)	3,291,382	310,773	289,792	176,268	349,150	37,447	112,628	28,896	2,077	4,598,413	-	4,598,413
(1)	For further information about composition of Bank’ segments see Note 3 Operating segments.

During 2020, payment and collection and Banking services were the principal commissions affected by the COVID-19 pandemic.

As of December 31, 2019

											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments	eliminations	consolidation	eliminations
											purposes(1)
Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	422,943	77,976	99,222	52,627	-	-	-	15,683	-	668,451	-	668,451
Credit and debit card fees and commercial estabilshments	1,421,039	200,372	117,541	78,764	-	-	-	4,230	-	1,821,946	-	1,821,946
Brokerage	-	7,893	-	24	-	-	18,617	-	-	26,534	-	26,534
Acceptances, Guarantees and Standby Letters of Credit	32,829	14,369	5,541	2,440	-	-	-	844	-	56,023	-	56,023
Trust	-	13,033	1,713	572	349,402	-	80,534	41	509	445,804	-	445,804
Securities brokerage	-	391	1,496	-	-	30,142	6,961	-	-	38,990	-	38,990
Bancassurance	607,758	35,014	160	-	36	7	51	-	-	643,026	-	643,026
Payment and collections	623,758	-	-	-	-	-	-	-	-	623,758	-	623,758
Others	161,420	1,007	42,636	36,427	-	680	7,201	5,002	79	254,452	(12)	254,440
Total revenue from contracts with customers(1)	3,269,747	350,055	268,309	170,854	349,438	30,829	113,364	25,800	588	4,578,984	(12)	4,578,972
(1)	For further information about composition of Bank’ segments see Note 3 Operating segments.

As of December 31, 2018

											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments	eliminations	consolidation	eliminations
											purposes
Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	370,671	66,569	85,615	39,610	-	-	-	12,783	-	575,248	-	575,248
Credit and debit card fees and commercial estabilshments	1,258,047	185,466	97,163	66,731	-	-	-	3,707	-	1,611,114	-	1,611,114
Brokerage	-	7,033	-	29	-	-	20,012	-	-	27,074	-	27,074
Acceptances, Guarantees and Standby Letters of Credit	33,313	15,352	4,749	3,055	-	-	-	897	-	57,366	-	57,366
Trust	-	8,184	1,411	645	313,886	-	81,502	37	104	405,769	-	405,769
Securities brokerage	-	1,200	1,212	-	-	20,262	9,530	-	-	32,204	-	32,204
Bancassurance	495,232	28,466	112	-	-	-	-	-	-	523,810	-	523,810
Payment and collections	559,139	-	-	4,084	-	-	-	-	-	563,223	-	563,223
Others	124,900	492	36,852	27,099	22	9	2,926	3,416	2,884	198,600	(149)	198,451
Total revenue from contracts with customers(1)	2,841,302	312,762	227,114	141,253	313,908	20,271	113,970	20,840	2,988	3,994,408	(149)	3,994,259
(1)	For further information about composition of Bank’ segments see Note 3 Operating segments.

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

The contract liabilities increased COP 3,208 in 2020. The changes in contract liabilities are due to performance circumscribed in the contract.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2020, 2019 and 2018:

	2020	2019	2018
	In millions of COP
Accounts receivable from contracts with customers, net(1)	177,991	203,198	86,759
Contract liabilities	64,071	60,791	75,845
(1)	Allowances for receivables from customers are COP 36,061, COP 9,769 and COP 11,975 for the year 2020, 2019 and 2018 respectively. The increase in this impairment corresponds to the growth of accounts receivable for credit card fees, due to the additional extensions granted to customers, according to External Circulars 007, 009, 014 and 022 of 2020 of the SFC.

Fees and Commissions Expenses

Fees and Commissions Expenses	2020	2019	2018
	In millions of COP
Banking services	(513,122)	(630,583)	(542,628)
Call center and web page	(558,038)	(423,630)	(309,403)
Others	(490,425)	(499,026)	(361,025)
Expenses for commissions	(1,561,585)	(1,553,239)	(1,213,056)

During 2020, the fees and commissions expenses were affected by the COVID-19 pandemic.

25.4.        Other operating income

The following table sets forth the detail of other operating income net for the years ended December 31, 2020, 2019 and 2018:

Other operating income	2020	2019	2018
	In millions of COP
Leases(1)	711,575	682,525	624,062
Net foreign exchange and Derivatives Foreign exchange contracts(2)	599,396	219,835	61,391
Services	143,145	170,494	170,459
Other reversals	70,352	49,079	47,657
Gains on sale of assets	65,932	93,548	75,976
Insurance(3)	59,514	60,452	54,679
Penalties for failure to contracts	8,207	28,554	16,302
Investment property valuation(4)	(3,501)	93,197	77,350
Hedging	(3,746)	663	14,158
Others	193,698	136,900	109,533
Total Other operating income	1,844,572	1,535,247	1,251,567
(1)	Corresponds to operating leases (see Note 7.1 lessor), property leases (see Note 11. Investment properties) and other assets leases for COP 8,632, COP 34,951, COP 22,768 for the years ended December 31, 2020, 2019 and 2018 respectively.
(2)	Corresponds to the management of assets and liabilities in foreign currency.
(3)	Corresponds to income from Seguros Agromercantil Guatemala insurance operations.
(4)	At the end of 2020 there was a devaluation of investment properties, as a result of the conditions of each property and the effect of the COVID-19 pandemic. See Note 11. Investment properties.

25.5. Dividends and net income on equity investments

The following table sets forth the detail of dividends received, and share of profits of equity method investees for the years ended December 31, 2020, 2019 and 2018:

Dividends and net income on equity investments	2020	2019	2018
	In millions of COP
Equity method(1)	136,596	249,231	187,814
Impairment of investments in associates(2)	(4,399)	-	-
Dividends(3)	14,217	84,183	67,582
Equity investments(4)	(27,795)	71,207	86,399
Gains on sale of investments is subsidiarys and associates(5)	-	77,916	-
Others(6)	4,706	(101,938)	(47,765)
Total dividends received, and share of profits of equity method investees	123,325	380,599	294,030
(1)	Corresponds to income from equity method of investments in associates as of December 31, 2020 and 2019 for COP 123,676 and COP 246,153, respectively, and joint ventures for COP 13,019 and COP 3,078, respectively. For further information, see Note 8 investments in associates and joint ventures.
(2)	In December, 2020, the Bank recognized impairment on Internacional Ejecutiva de Aviación S.A.S for COP (4,399), see Note 8 Investments in associates and joint ventures
(3)	Dividends received from equity investments at fair value through profit or loss as of December 31, 2020, 2019 and 2018 amount COP 650, COP 73,685 and COP 54,477, respectively. Dividends from equity investments at fair value through OCI amount COP 13,567, COP 10,498 and COP 13,105, respectively. As of December 31, 2020, 2019 and 2018, the amount includes dividends of investments derecognised for COP 490, COP 4,100 and COP 950, respectively.
(4)	During 2020, the losses in the investment portfolios of the Bank are due to the negative macroeconomic impacts generated by the global COVID-19 pandemic.
(5)	As of December 31, 2019, Corresponds to gains on sale of investments in associates Concesiones CCFC, Avefarma S.A.S, Glassfarma Tech S.A.S and Panamerican Pharmaceutical Holding Inc. for COP 33,253, the winding up of joint venture Servicios de Aceptación S.A.S for COP 8,927 and the sale of subsidiaries Arrendamiento Operativo CIB and Fiduperú S.A, for COP 35,736. During 2020, no sales were made.
(6)	Corresponds to the valuation of the financial liability that the Bank had with BAM Financial Corporation (BFC), due to its obligation to pay cash in future to purchase the non-controlling shares of Grupo Agromercantil Holding pursuant to an outstanding put option expiring in 2024. In February 2020, BFC notified its decision to exercise the contractual put option for the sale of the GAH common stock held, and in September, 2020, the Bank purchased 40% of the common stock of GAH from BFC, after obtaining the neccesary regulatory approvals. For further information see Note 17 Borrowings from other financial institutions.

NOTE 26. OPERATING EXPENSES

26.1.       Salaries and employee benefit

The detail for salaries and employee benefits for the years ended December 31, 2020, 2019 and 2018 is as follows:

Salaries and employee benefit	2020	2019	2018
In millions of COP
Salaries	1,568,432	1,449,765	1,350,956
Private premium	402,154	378,979	322,420
Social security contributions	334,831	319,424	308,116
Bonuses(1)	112,843	560,149	440,493
Indemnization payment	100,228	140,633	107,992
Other benefits	526,242	517,874	474,077
Total Salaries and employee benefit	3,044,730	3,366,824	3,004,054
(1)	The decrease corresponds to the suspension of bonuses related to the variable compensation of Grupo Bancolombia employees during 2020.

26.2.       Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2020, 2019 and 2018 is as follows:

Other administrative and general expenses	2020	2019	2018
	In millions of COP
Maintenance and repairs	609,500	619,431	585,377
Insurance	518,553	423,785	331,430
Others Fees	433,104	470,457	429,121
Data processing	278,773	214,307	147,294
Transport	178,841	212,582	183,857
Frauds and claims	144,689	65,589	117,032
Advertising	128,011	151,246	144,900
Public services	110,998	116,837	108,420
Cleaning and security services	106,112	100,593	97,848
Contributions and affiliations	95,638	73,689	66,636
Communications	75,847	77,375	73,072
Useful and stationery	50,575	83,891	63,321
Properties improvements and installation	46,489	51,187	52,937
Trust	34,470	59,334	31,100
Disputes, fines and sanctions(1)	27,386	18,077	63,685
Real estate management.	26,968	25,012	23,694
Legal and financial consultant	25,077	38,972	31,072
Board of directors and audit fee	24,918	22,240	21,733
Storage services	15,062	17,135	15,664
Travel expenses	14,431	42,973	37,006
Publications and subscriptions	13,857	13,745	11,029
Short time leases and leases for which the underlying asset is of low value	10,193	8,671	256,872
Activities joint operations	7,453	8,142	8,719
Legal expenses	4,549	7,165	3,570
Temporary services	3,622	3,544	3,724
Public relations	1,308	2,895	2,899
Others	154,365	140,184	112,757
Total other administrative and general expenses	3,140,789	3,069,058	3,024,769
Taxes other than income tax(2)	765,766	757,820	692,666
(1)	The Bank reconciled with DIAN the income tax process for taxable year 2014, taking advantage of an amnesty in penalties and interest. The benefit of the amnesty generated a recovery for 2019 amounting to COP 22,413.
(2)	See Note 12 Income tax.

During 2020, other administrative and general expenses were affected of the COVID-19 pandemic.

26.3.       Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2020, 2019 and 2018 is as follows:

Impairment, depreciation and amortization	2020	2019	2018
	In millions of COP
Depreciation of premises and equipment(1)	360,703	358,439	342,605
Depreciation of right-of-use assets	211,910	177,709	-
Amortization of intangible assets(2)	163,754	141,104	123,551
Impairment of other assets, net(3)	101,423	147,338	27,746
Total impairment, depreciation and amortization	837,790	824,590	493,902
(1)	Includes the expense recognized for depreciation premises and equipment of the subsidiaries sold during 2019 and classified as held for sale in 2019 for COP 4,989.
(2)	See Note 9 Goodwill and intangibles assets, net
(3)	The detail of the impairment of other assets net by operating segments for the years ended December 31, 2020, 2019 and 2018 is presented in the table below:

Impairment (recovery) of other assets, net	2020	2019	2018
	In millions of COP
Banking Colombia(1)	47,420	108,861	20,036
Banking Guatemala(2)	42,006	29,930	2,672
Banking Panamá	13,211	17,869	6,523
All other segments	1,339	792	812
Off Shore	182	933	(173)
Brokerage	-	1	13
Banking El Salvador	(2,735)	(11,048)	(2,137)
Total	101,423	147,338	27,746
(1)	Corresponds to impairment of foreclosed assets.
(2)	Corresponds mainly to the increase of impairment of North Shore Development Company S.A..

During 2020, 2019 and 2018 did not materialise significant cybersecurity breaches according to the data security policies established by the management.

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank had no dilutive potential common shares as of December 31, 2020, 2019 and 2018.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2020, 2019 and 2018 (in millions of pesos, except per share data):

	2020	2019	2018
Income from continuing operations before attribution of non-controlling interests	315,359	3,214,567	2,786,435
Less: Non-controlling interests from continuing operations	39,365	97,216	127,571
Net income from continuing operations	275,994	3,117,351	2,658,864
Less: Preferred dividends declared	682,876	435,810	402,451
Less: Allocation of undistributed earnings to preferred stockholders	(583,718)	998,864	816,277
Net income allocated to common shareholders for basic and diluted EPS	176,836	1,682,677	1,440,136
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and Diluted earnings per share to common shareholders	347	3,301	2,825
Basic and Diluted earnings per share from continuing operations	347	3,301	2,825

NOTE 28. RELATED PARTY TRANSACTIONS

IAS 24 Related Party Disclosures requires that an entity discloses:

(a)	Transactions with its related parties; and
(b)	Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.

Under IAS 24, an entity must disclose transactions with its related parties, outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10 Consolidated Financial Statements .

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

●	Stockholders with ownership interest equal or higher than 20% of the Bank’s capital:
-	Grupo de Inversiones Suramericana S.A.
-	Fondo Bancolombia ADR Program.
●	Members of Board of Directors and Senior Management, understood as the president and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more of the Bank's capital.
●	Associates and joint ventures for which the Bank provides commercial banking services and deposits. For these purposes all companies in which the Bank has joint control or significant influence have been included. See note 8. Investments in associates and joint control.

The Parent Company provides banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material. In the case of treasury operations, Bancolombia operates between its own position and its related parties through transactional channels or systems established for this purpose and under the conditions established by current regulations

Between the Parent Company and its related parties, during the periods ending at December 31, 2020, 2019 and 2018, there were no:

-	Loans that for its contractual terms do not represent a lending transaction.

-	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
-	No guarantees, pledges or commitments have been given or received in respect of the aforementioned transactions.

As of December 31, 2020

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank's capital(1)	management
In millions of COP
Assets
Financial assets investments	742	-	9,786
Derivative financial instruments	-	108	2,327
Loans and advances to customers	1,090,762	19,362	290,334
Allowance for loans, advances and lease losses	(3,043)	(82)	(582)
Investment in associates and joint ventures	-	-	2,506,315
Other assets	1,614	41	624
Total assets	1,090,075	19,429	2,808,804

Liabilities
Deposits by customers	2,136,549	8,092	178,382
Derivative financial instruments	513	-	-
Other liabilities	6,859	-	26,779
Total liabilities	2,143,921	8,092	205,161

Income
Interest and other operating income	816,502	975	25,589
Dividends and net income on equity investments	78	-	136,596
Others	2,383	160	55,473
Net income	818,963	1,135	217,658

Expenses
Interests and other operating expenses	62,134	243	82,500
Fees	2,601	1,675	703
Others	148,850	55	22,830
Total expenses	213,585	1,973	106,033
(1)	Includes Grupo Sura conglomerate.

As of December 31, 2019

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank’s capital(1)	management
In millions of COP
Assets
Financial assets investments	14,369	-	34,378
Derivative financial instruments	-	235	6,581
Loans and advances to customers	1,163,216	21,498	140,767
Allowance for loans, advances and lease losses	(2,047)	(72)	(415)
Investment in associates and joint ventures	-	-	2,367,757
Other assets	6,538	182	43,488
Total assets	1,182,076	21,843	2,592,556

Liabilities
Deposits by customers	1,761,362	4,345	156,516
Other liabilities	1,379	-	33,705
Total liabilities	1,762,741	4,345	190,221

Income
Interest and other operating income	738,594	231	10,830
Dividends and net income on equity investments	33	-	316,270
Others	-	19	100,773
Net income	738,627	250	427,873

Expenses
Interests and other operating expenses	66,286	160	47,840
Fees	540	1,236	1,197
Others	131,938	134	24,359
Total expenses	198,764	1,530	73,396
(1)	Includes Grupo Sura conglomerate.

As of December 31, 2018

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank’s capital(1)	management
In millions of COP
Assets
Financial assets investments	440,294	-	34,373
Derivative financial instruments	-	11	73,750
Loans and advances to customers	1,096,221	21,141	108,773
Allowance for loans, advances and lease losses	(1,773)	(191)	(60)
Assets held for sale and inventories, net	-	-	19,128	(2)
Investment in associates and joint ventures	-	-	2,342,344
Other assets	2	-	177,537	(3)
Total assets	1,534,744	20,961	2,755,845

Liabilities
Deposits by customers	1,733,472	5,028	190,046
Other liabilities	5,818	-	35,581
Total liabilities	1,739,290	5,028	225,627

Income
Interest and other operating income	632,829	558	11,214
Dividends and net income on equity investments	14,909	-	222,668	(4)
Others	-	-	41,985
Net income	647,738	558	275,867

Expenses
Interests and other operating expenses	65,614	239	37,444
Fees	2	1,145	3
Others	70,272	54	80,312
Total expenses	135,888	1,438	117,759
(1)	Includes Grupo Sura conglomerate.
(2)	Investment classified as held for sale. See Note 12. Assets held for sale and Inventories
(3)	This item includes portfolio purchase operation held between Bancolombia S.A. and Titularizadora Colombiana and the outstanding dividend on the preferred shares of the Compañía de Financiamiento TUYA S.A.
(4)	Includes dividend received for preferred shares in Compañía de Financiamiento TUYA S.A

During the years ending December 31, 2020, 2019 and 2018, the Bank paid fees to the directors COP 1,675, COP 1,236 and COP 1,145, respectively, as compensation for attending meetings of Board and Support Committees (Audit Committee, etc.).

The payments to senior management in the same periods were COP 14,786, COP 16,488, and COP 17,245 for short-term benefits, COP 50, COP 439 and COP 427 for long-term benefits COP 9,592, COP 2,112 and COP 590 for other payments for post – employemnet benefits, respectively.

(1)	The Parent company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation Note 2.C.1 Subsidiaries and the Parent company meet the definition of related party transactions and were eliminated from the consolidated financial statements.

NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2020 and 2019:

			Non-cash changes
	Balanceasof		Foreign
	January 1, 2020	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2020
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	1,313,737	903,120	(694)	-	-	2,216,163
Borrowings from other financial institutions(1)(2)	13,959,343	(4,137,376)	837,779	527,825	14,555	11,202,126
Debt instruments in issue(1)	19,921,515	(2,608,701)	759,790	1,053,989	-	19,126,593
Preferred shares(3)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	35,778,799	(5,900,658)	1,596,875	1,639,515	14,555	33,129,086
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 553,125 and COP 992,952, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	Borrowings from other financial institutions cash flows include COP 1,117,680 related to acquisition of 40% of interest in Grupo Agromercantil Holding (GAH), which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(3)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

			Non-cash changes
	Balanceasof		Foreign
	January 1, 2019	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2019
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	2,315,555	(1,002,196)	378	-	-	1,313,737
Borrowings from other financial institutions(1)	16,337,964	(3,219,257)	132,959	625,834	81,843	13,959,343
Debt instruments in issue(1)	20,287,233	(1,657,913)	127,387	1,164,808	-	19,921,515
Preferred shares(3)	583,997	(57,701)	-	57,908	-	584,204
Total liabilities from financing activities	39,524,749	(5,937,067)	260,724	1,848,550	81,843	35,778,799
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 594,851 and COP 1,181,131, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	15,571,214	15,571,214	7,670,749	7,670,749
Debt instruments at fair value through OCI	8,238,981	8,238,981	3,904,857	3,904,857
Debt instruments at amortized cost	5,154,601	5,200,688	4,018,724	4,011,398
Derivative financial instruments	2,800,719	2,800,719	1,902,955	1,902,955
Equity securities at fair value	588,207	588,207	1,228,424	1,228,424
Loans and advances to customers, net	174,793,687	183,162,834	171,353,348	174,326,657
Investment property	2,839,350	2,839,350	1,992,964	1,992,964
Investments in associates(1)	1,263,765	1,263,765	1,249,818	1,249,818
Total	211,250,524	219,665,758	193,321,839	196,287,822
Liabilities
Deposits by customers	(180,820,793)	(182,022,114)	(157,205,312)	(158,235,896)
Interbank deposits	(762,574)	(762,574)	(1,363,679)	(1,363,679)
Repurchase agreements and other similar secured borrowing	(2,216,163)	(2,216,163)	(1,313,737)	(1,313,737)
Derivative financial instruments	(2,381,326)	(2,381,326)	(1,860,812)	(1,860,812)
Borrowings from other financial institutions	(11,202,126)	(11,202,126)	(13,959,343)	(13,959,343)
Preferred shares	(584,204)	(602,987)	(584,204)	(673,564)
Debt instruments in issue	(19,126,593)	(20,530,091)	(19,921,515)	(20,966,755)
Total	(217,093,779)	(219,717,381)	(196,208,602)	(198,373,786)
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

•      Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Precia) to the Bank. All methodologies and procedures developed by the pricing services provider are supervised by the SFC, which has not objected to them.

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

TIPS are part of the Bank portfolio and its fair value is measured with published price by the official pricing services provider. These securities are leveled by margin and are assigned level 2 or 3 based on the Precia information.

Residual TIPS have their fair value measured using the discounted flow method, taking into account the amortization tables of the Titularizadora Colombiana, the betas in COP and UVR of Precia (used to construct the curves) and the margins; when they are residual TIPS of subordinated issues, a liquidity premium is applied. These securities are assigned level 3.

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

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and 2019:

Financial Assets
	December 31, 2020				December 31, 2019
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	9,177,665	1,262,313	-	10,439,978	5,248,352	440,590	-	5,688,942
Securities issued or secured by government entities	-	72,401	-	72,401	-	71,792	-	71,792
Securities issued by other financial institutions	138,101	461,349	122,285	721,735	97,107	501,724	126,049	724,880
Securities issued by foreign governments	3,211,372	1,023,427	-	4,234,799	683,469	392,762	-	1,076,231
Corporate bonds	25,161	66,348	10,792	102,301	37,856	69,018	2,030	108,904
Total debt instruments at fair value through profit or loss	12,552,299	2,885,838	133,077	15,571,214	6,066,784	1,475,886	128,079	7,670,749
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	2,552,041	-	2,552,041	-	-	-	-
Securities issued by other financial institutions	230,095	542,640	-	772,735	87,010	167,015	-	254,025
Securities issued by foreign governments	2,561,302	2,253,751	-	4,815,053	2,207,864	1,387,909	-	3,595,773
Corporate bonds	62,556	36,596	-	99,152	45,606	9,453	-	55,059
Total debt instruments at fair value through OCI	2,853,953	5,385,028	-	8,238,981	2,340,480	1,564,377	-	3,904,857
Total debt instruments	15,406,252	8,270,866	133,077	23,810,195	8,407,264	3,040,263	128,079	11,575,606
Equity securities
Equity securities	90,988	51,863	445,356	588,207	78,487	70,237	1,079,700	1,228,424
Total equity securities	90,988	51,863	445,356	588,207	78,487	70,237	1,079,700	1,228,424
Derivative financial instruments
Forwards
Foreign exchange contracts	-	582,282	392,843	975,125	-	479,407	235,958	715,365
Equity contracts	-	1,688	-	1,688	-	2,001	142	2,143
Total forwards	-	583,970	392,843	976,813	-	481,408	236,100	717,508
Swaps
Foreign exchange contracts	-	794,202	152,851	947,053	-	645,891	111,405	757,296
Interest rate contracts	30,146	673,723	136,173	840,042	4,571	311,928	56,054	372,553
Total swaps	30,146	1,467,925	289,024	1,787,095	4,571	957,819	167,459	1,129,849
Options
Foreign exchange contracts	22	2,277	34,512	36,811	144	8,537	46,917	55,598
Total options	22	2,277	34,512	36,811	144	8,537	46,917	55,598
Total derivative financial instruments	30,168	2,054,172	716,379	2,800,719	4,715	1,447,764	450,476	1,902,955
Investment properties
Lands	-	-	256,195	256,195	-	-	268,245	268,245
Buildings	-	-	2,583,155	2,583,155	-	-	1,724,719	1,724,719
Total investment properties	-	-	2,839,350	2,839,350	-	-	1,992,964	1,992,964
Investment in associates at fair valure
P.A Viva Malls	-	-	1,263,765	1,263,765	-	-	1,249,818	1,249,818
Total investment in associates at fair value	-	-	1,263,765	1,263,765	-	-	1,249,818	1,249,818
Total	15,527,408	10,376,901	5,397,927	31,302,236	8,490,466	4,558,264	4,901,037	17,949,767

Financial liabilities
	December 31, 2020				December 31, 2019
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	(823,360)	(57,254)	(880,614)	-	(658,776)	(109,239)	(768,015)
Equity contracts	-	(15,333)	-	(15,333)	-	(4,147)	(199)	(4,346)
Total forwards	-	(838,693)	(57,254)	(895,947)	-	(662,923)	(109,438)	(772,361)
Swaps
Foreign exchange contracts	-	(581,120)	(34,505)	(615,625)	-	(642,206)	(10,404)	(652,610)
Interest rate contracts	(26,940)	(773,774)	(2,439)	(803,153)	(6,895)	(369,070)	(1,376)	(377,341)
Total swaps	(26,940)	(1,354,894)	(36,944)	(1,418,778)	(6,895)	(1,011,276)	(11,780)	(1,029,951)
Options
Foreign exchange contracts	(17)	(66,584)	-	(66,601)	-	(58,500)	-	(58,500)
Total options	(17)	(66,584)	-	(66,601)	-	(58,500)	-	(58,500)
Total derivative financial instruments	(26,957)	(2,260,171)	(94,198)	(2,381,326)	(6,895)	(1,732,699)	(121,218)	(1,860,812)
Total	(26,957)	(2,260,171)	(94,198)	(2,381,326)	(6,895)	(1,732,699)	(121,218)	(1,860,812)

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the statement of financial position, but for which the fair value is disclosed at December 31, 2020 and 2019:

Assets
	December 31, 2020				December 31, 2019
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Debt instruments
Securities issued by the Colombian Government	131,530	-	-	131,530	93,033	-	-	93,033
Securities issued or secured by government entities	-	-	2,423,639	2,423,639	-	345,239	1,452,231	1,797,470
Securities issued by other financial institutions	238,317	-	32,428	270,745	145,798	-	63,773	209,571
Securities issued by foreign governments	239,623	150,667	-	390,290	169,423	141,282	-	310,705
Corporate bonds	644,745	13,265	1,326,474	1,984,484	394,055	12,873	1,193,691	1,600,619
Total – Debt instruments	1,254,215	163,932	3,782,541	5,200,688	802,309	499,394	2,709,695	4,011,398
Loans and advances to customers, net	-	-	183,162,834	183,162,834	-	-	174,326,657	174,326,657
Total	1,254,215	163,932	186,945,375	188,363,522	802,309	499,394	177,036,352	178,338,055

Liabilities
	December 31, 2020				December 31, 2019
Type of instruments	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Deposits by customers	-	(29,309,307)	(152,712,807)	(182,022,114)	-	(33,655,920)	(124,579,976)	(158,235,896)
Interbank deposits	-	-	(762,574)	(762,574)	-	-	(1,363,679)	(1,363,679)
Repurchase agreements and other similar secured borrowing	-	-	(2,216,163)	(2,216,163)	-	-	(1,313,737)	(1,313,737)
Borrowings from other financial institutions	-	-	(11,202,126)	(11,202,126)	-	-	(13,959,343)	(13,959,343)
Debt instruments in issue	(10,507,774)	(8,407,005)	(1,615,312)	(20,530,091)	(8,277,170)	(9,953,028)	(2,736,557)	(20,966,755)
Preferred shares	-	-	(602,987)	(602,987)	-	-	(673,564)	(673,564)
Total	(10,507,774)	(37,716,312)	(169,111,969)	(217,336,055)	(8,277,170)	(43,608,948)	(144,626,856)	(196,512,974)

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

	December 31, 2020				December 31, 2019
	Fair-value hierarchy			Total fair	Fair-value hierarchy			Total fair
	Level 1	Level 2	Level 3	Value	Level 1	Level 2	Level 3	Value
In millions of COP
Machinery and equipment	-	-	3,277	3,277	-	-	4,799	4,799
Real estate for residential purposes	-	-	70,252	70,252	-	-	112,789	112,789
Real estate different from residential properties	-	-	8,974	8,974	-	-	6,807	6,807
Total	-	-	82,503	82,503	-	-	124,395	124,395

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2020 and 2019:

As of December 31, 2020

	Balance,	Included							Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications		Prepaids	in to	out of	December 31,
	2020	earnings							Level3	Level3	2020
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	126,049	14,325	-	4,325	(24,501)	-		(36,507)	40,558	(1,964)	122,285
Corporate bonds	2,030	1,344	-	-	-	-		(1,353)	8,771	-	10,792
Total	128,079	15,669	-	4,325	(24,501)	-		(37,860)	49,329	(1,964)	133,077
Derivative financial instruments
Foreign exchange contracts	394,280	16,561	-	463,285	(282,053)	(4,270)		-	308	(7,905)	580,206
Interest rate contracts	56,054	53,367	-	33,076	(3,934)	-		-	1,758	(4,148)	136,173
Equity contracts	142	-	-	-	(142)	-		-	-	-	-
Total	450,476	69,928	-	496,361	(286,129)	(4,270)	(1)	-	2,066	(12,053)	716,379
Equity securities
Equity securities	1,079,700	(17,045)	36,682	26,281	(79,287)	(573,592)	(2)	-	27	(27,410)	445,356
Total	1,079,700	(17,045)	36,682	26,281	(79,287)	(573,592)		-	27	(27,410)	445,356
Investment in associates
PA Viva Malls	1,249,818	56,116	-	-	(42,169)	-		-	-	-	1,263,765
Total	1,249,818	56,116	-	-	(42,169)	-		-	-	-	1,263,765
Total Assets	2,908,073	124,668	36,682	526,967	(432,086)	(577,862)		(37,860)	51,422	(41,427)	2,558,577
Liabilities
Derivative financial instruments
Foreign exchange contracts	(119,643)	(4,067)	-	(73,770)	111,182	4,270		-	(12,325)	2,594	(91,759)
Interest rate contracts	(1,376)	-	-	(40)	519	-		-	(2,399)	857	(2,439)
Equity contracts	(199)	-	-	-	199	-		-	-	-	-
Total	(121,218)	(4,067)	-	(73,810)	111,900	4,270	(1)	-	(14,724)	3,451	(94,198)
Total liabilities	(121,218)	(4,067)	-	(73,810)	111,900	4,270	(1)	-	(14,724)	3,451	(94,198)
(1)	From derivative assets to derivative liabilities classified in level 3 and viceversa.
(2)	In 2020 the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition is met according to IFRS 10. This equity securities are considered as a business, because of its capacity to generate income.

As of December 31, 2019

	Balance,	Included						Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications		in to	out of	December 31,
	2019	earnings						Level3	Level3	2019
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by Government entities	6,407	19	-	-	(6,426)	-		-	-	-
Securities issued or secured by other financial entities	206,950	(27,912)	-	-	(16,606)	-		4,746	(41,129)	126,049
Corporate bonds	159	-	-	-	(159)	-		2,030	-	2,030
Total	213,516	(27,893)	-	-	(23,191)	-		6,776	(41,129)	128,079
Derivative financial instruments
Foreign exchange contracts	432,982	(9,939)	-	267,452	(291,571)	1,507		599	(6,750)	394,280
Interest rate contracts	51,296	15,213	-	11,968	(5,210)	(4,992)		11,893	(24,114)	56,054
Equity contracts	13	-	-	142	(13)	-		-	-	142
Total	484,291	5,274	-	279,562	(296,794)	(3,485)	(1)	12,492	(30,864)	450,476
Equity securities
Equity securities	1,539,600	148,269	(3,436)	8,298	(613,031)	-		-	-	1,079,700
Total	1,539,600	148,269	(3,436)	8,298	(613,031)	-		-	-	1,079,700
Investment in associates
PA Viva Malls	1,119,973	138,100	-	62,957	(71,212)	-		-	-	1,249,818
Total	1,119,973	138,100	-	62,957	(71,212)	-		-	-	1,249,818
Total Assets	3,357,380	263,750	(3,436)	350,817	(1,004,228)	(3,485)	(1)	19,268	(71,993)	2,908,073
Liabilities
Derivative financial instruments
Foreign exchange contracts	(102,981)	(292)	-	(113,046)	55,956	(1,507)		(5,792)	48,019	(119,643)
Interest rate contracts	(5,655)	14	-	(1,374)	330	4,992		-	317	(1,376)
Equity contracts	(260)	-	-	(199)	260	-		-	-	(199)
Total	(108,896)	(278)	-	(114,619)	56,546	3,485	(1)	(5,792)	48,336	(121,218)
Total liabilities	(108,896)	(278)	-	(114,619)	56,546	3,485	(1)	(5,792)	48,336	(121,218)
(1)	From derivative assets to derivative liabilities classified in level 3 and viceversa.

Level 3 fair value rollforward

The following were the significant Level 3 transfers for the period December 31, 2019 to 2020:

Transfer of COP (13,021) and COP 6,700 in 2020 and 2019 respectively, from Level 2 to Level 3 of the derivative foreign exchange contracts and Interest rate contracts, was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty.

As of December 31, 2020 and 2019, unrealized gains and losses on debt instruments were COP 15,669 and COP (26,820); Equity Securities COP (17,045) and COP 152,801, respectively.

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between Level 1 and Level 2 as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Transfers Level 1	Transfers Level	Transfers Level	Transfers Level
	to Level 2	2 to Level 1	1 to Level 2	2 to Level 1
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	-	-	2,577	-
Securities issued or secured by Foreign Government	50	663	-	84
Total	50	663	2,577	84
Debt instruments at fair value through OCI
Securities issued or secured by Foreign Government	481,294	34,325	-	287,939
Total	481,294	34,325	-	287,939
Equity securities
Equity securities	-	70,206	72,423	-
Total	-	70,206	72,423	-

During the years ended December 31, 2020 and 2019, the Bank transferred securities from Level 1 to Level 2 primarily, because such securities had lower liquidity and lower traded in an active market.

As of December 31, 2020, the transfer from level 1 to level 2 for COP 481,294, corresponds to Banistmo S.A, of the debt instruments Republica de Panamá.

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

As of December 31, 2020

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
Amounts in millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	108,992	Discounted cash flow	Yield	0.14% to 5.46%	2.73%	106,498	110,328
			Prepayment Speed	n/a	n/a	110,178	107,586
Other bonds	9,786	Discounted cash flow	Yield	2.20% to 2.20%	2.2%	9,335	10,267
			Liquidity risk	2.55% to 2.55%	2.55%	9,337	10,265
Time deposits	3,507	Discounted cash flow	Interest rate	2.95% to 5.10%	5.13%	3,499	3,514
Securities issued by other financial institutions	122,285
Corporate bonds
Corporate bonds	10,792	Discounted cash flow	Yield	3.32%	3.32%	10,711	10,890
Total debt instruments	133,077
Equity securities
Equity securities	445,356	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	335,589	Discounted cash flow	Credit spread	0% to 22.58%	3.69%	334,916	336,268
Swaps	252,080	Discounted cash flow	Credit spread	0% to 32.25%	4.39%	247,382	239,563
Options	34,512	Black-Scholes	Credit spread	0% to 36.99%	1.78%	34,270	34,732
Total derivative financial instruments	622,181
Investment in associates
P.A Viva Malls	1,263,765	Price-based	Price	n/a	n/a	n/a	n/a

As of December 31, 2019

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	0.48% to 6.41%	3.24%	90,111	92,906
TIPS	91,671	Discounted cash flow	Liquidity risk	Price	n/a	n/a	n/a
			Prepayment Speed	n/a	n/a	93,882	91,278
Other bonds	34,378	Discounted cash flow	Yield	0.81% to 1.06%	0.92%	33,364	35,448
			Liquidity risk	2.81% to 3.88%	3.21%	33,107	35,135
Securities issued by other financial institutions	126,049
Corporate bonds
Corporate bonds	2,030	Discounted cash flow	Yield	0.51%	0.51%	2,005	2,063
Total debt instruments	128,079
Equity securities
Equity securities	1,079,700	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Swaps	155,679	Discounted cash flow	Credit spread	0% to 40%	5.52%	150,683	149,630
Forward	126,662	Discounted cash flow	Credit spread	0% to 19.8%	3.73%	126,289	127,036
Options	46,917	Black-Scholes	Credit spread	0% to 32%	0.83%	46,561	47,134
Total derivative financial instruments	329,258
Investment in associates
P.A Viva Malls	1,249,818	Price-based	Price	n/a	n/a	n/a	n/a

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

Comparable Prices

The weighted average rates used in the capitalization methodology for revenues for 2019 are:

•   Direct capitalization: initial rate 8.06%

•   Discounted cash flow: discount rate: 11.17%, terminal rate: 8.25%.

The same weighted rates at December 31, 2020 were:

•   Direct capitalization: initial rate 7.84%

•   Discounted cash flow: discount rate: 11.23%, terminal rate: 8.03%.

The ratio between monthly gross income and real estate value (rental rate) considering the differences in placements and individual factors between properties and in a weighted way is 0.71% for 2019 and 0.70% for 2020.

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

NOTE 31. RISK MANAGEMENT

The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit/ counterparty, liquidity and operational risk. This management is strengthened with the three lines model, with a cohesive and coordinated approach, in which its independence is guaranteed. Within the Corporate Governance Framework, the roles of the responsible areas in each line are defined, according to the level of responsibility in Grupo Bancolombia, in order to guarantee effective and efficient coordination among them for risk management (in its different stages) and internal control.

First line: Is the owner of risks and its management, focused on self-control. Performs the commercial and operational management and the administration of controls; including the implementation of actions that ensure processes compliance for risk management.

Second line: Supports the construction and monitoring of the controls from the first line of defense; performs a transversal management of risks, assisting the areas of Grupo Bancolombia in the definition of mitigation actions and in the monitoring of the exposure; In addition, it is responsible for consolidating the risk information in order to perform the accountability to the governance structures and senior management as appropriate.

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

Third line: Review the first two lines, through a risk-based approach, guaranteeing governance effectiveness, risk management and internal control. It provides the Governance structures and senior management with an adequate, independent and objective assurance of compliance within the organization.

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

December 31, 2020

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	156,253,029	18,778,668	16,378,033	191,409,730
Commercial	80,863,445	8,203,659	9,592,183	98,659,287
Consumer	33,766,023	4,599,535	2,690,381	41,055,939
Mortgage	21,676,563	3,093,690	1,188,859	25,959,112
Small Business Loans	965,822	109,655	156,598	1,232,075
Financial Leases	18,981,176	2,772,129	2,750,012	24,503,317
Off-Balance Sheet Exposures	38,980,523	859,263	320,205	40,159,991
Financial Guarantees	7,553,064	77,626	1,641	7,632,331
Loan Commitments	31,427,459	781,637	318,564	32,527,660
Loss Allowance	(3,525,671)	(3,063,121)	(10,335,484)	(16,924,276)
Total	191,707,881	16,574,810	6,362,754	214,645,445

December 31, 2019

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	159,769,601	10,000,338	12,512,804	182,282,743
Commercial	80,068,756	4,763,023	7,936,774	92,768,553
Consumer	35,957,631	1,969,289	1,773,750	39,700,670
Mortgage	21,584,674	1,340,380	1,058,229	23,983,283
Small Business Loans	1,088,656	70,219	120,533	1,279,408
Financial Leases	21,069,884	1,857,427	1,623,518	24,550,829
Off-Balance Sheet Exposures	41,082,637	323,225	311,633	41,717,495
Financial Guarantees	5,176,418	13,603	516	5,190,537
Loan Commitments	35,906,219	309,622	311,117	36,526,958
Loss Allowance	(2,130,787)	(1,552,470)	(7,394,468)	(11,077,725)
Total	198,721,451	8,771,093	5,429,969	212,922,513

Maximum Exposure to Credit Risk - Other Financial Instruments
	Maximum Exposure		Collateral *		Net Exposure
	2020	2019	2020	2019	2020	2019
Maximum Exposure to Credit Risk
Debt instruments	29,003,922	15,614,134	(2,529,943)	(974,436)	26,473,979	14,639,698
Derivatives **	1,093,357	549,836	(136)	(63)	1,093,221	549,773
Equity	588,207	1,228,423	-	-	588,207	1,228,423
Total	30,685,486	17,392,393	(2,530,079)	(974,499)	28,155,407	16,417,894

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

a.     Credit Risk Management - Loans and Advances

Credit risk management during 2020 was focused to allow our customers respond to the economic effects caused by the spread of Covid-19. This situation characterized by extraordinary decisions of governments, behaviors of markets, customers and general population, arisen new strategies and policies to avoid impairment and maintain the portfolio quality.

Among the main actions that Bancolombia adopted, the following stand out:

●	Financial Relief in some products for Personal segment customers.
●	Reliefs tailored for SME, Business and Corporate segments customers.
●	Structured analysis groups for the design of credit risk management strategies in customers with a high-risk level.
●	Analysis and manage of the portfolio focused on most affected sectors.
●	Relevance of behavior in our customers transactions for credit risk management.
●	New ways of portfolio segmentation based on typical risk characteristics of the current situation.
●	Origination processes were intervened, adapting them to market and customers changes.
●	Design of recovery strategies based on portfolio segmentation methodologies.

Likewise, modifications were made to some credit policies associated mainly with origination processes, use of credit limits, monitoring, extension mechanisms, sectoral analysis, restructuring, and recovery for clients affected by Covid-19 context, developing temporary measures and others permanently, always considering regulatory framework and risk appetite defined by Bancolombia Group and determining appropriate mitigating actions.

As usual, Grupo Bancolombia actively responds to regulatory challenges; during 2020, precisely the group had to face the implementation of financial relief strategies established by each government of the markets where we have presence. For Colombia, the measures of circular 022 were adopted, developing the debtor support program (PAD), which facilitated solutions of capital installments deferments, changes in the amortization plan and structured solutions for customers with credit difficulties; Similarly, at the end of 2020, the government ordered by the circular 039 extending the term of facilities disposed in circular 022 until June 2021.

In Panama, we adopted the measures defined by the local Superintendence of Banks, highlighting Agreement No. 2 -2020 of March 16 and its subsequent modifications made during the year up to Agreement No. 13-2020. Those regulations established additional measures, exceptional and temporary conditions modifying original ones for commercial and consumer loans in order to provide financial relief to customers whose payment capacity was affected by the effects of COVID-19, extending term facilities until June 2021.

For El Salvador, the Central Reserve Bank set temporary norms and standards in force initially from March 19 to September 15, 2020 and then extended until March 13, 2021. Those norms empowered local banks to define extraordinary policies and measures in order to bring financial reliefs for customers affected by Covid-19.

Finally, Guatemala adopted the Resolution JM-32-2020 and Resolution JM-63-2020, in force until December 31, 2020, allowing the bank to modify loans terms and interest rates for customers affected by Covid-19.

At the end of December 2020, Bancolombia Group continues offering financial reliefs, according to each local normative. Likewise, the bank permanently supervises its credit portfolio considering and tracking past and new financial reliefs

The active financial relief Portfolio is classified as follows:

December 31, 2020

In millions of COP
	# financial obligations	Amount	ECL
Stage 1	479,512	17,866,538	724,148
Stage 2	220,256	9,782,256	1,458,818
Stage 3	77,986	2,277,165	1,330,512
Total Loans and Advances	777,754	29,925,959	3,513,478

June 30, 2020

In millions of COP
	# financial obligations	Amount	ECL
Stage 1	4,085,096	79,699,206	1,913,730
Stage 2	234,647	8,318,526	1,131,624
Stage 3	148,835	2,366,689	1,467,867
Total Loans and Advances	4,468,578	90,384,421	4,513,221

The following table shows the 30-day past due loan ratio on portfolio loans that had COVID19 financial reliefs and at December 2020 were ended:

December 31, 2020

In millions of COP
	Commercial and financial leases	Consumer	Mortgage	Small business loan	Total
Total Loans and Advances	123,162,604	41,055,939	25,959,112	1,232,075	191,409,730
Total Past-due	6,036,849	2,774,345	1,482,245	173,562	10,467,001
Past-due of customer with not current financial reliefs	686,532	1,886,479	362,339	60,420	2,995,770
% Past-due with not current reliefs	11%	68%	24%	35%	29%

Risk management during the credit life cycle is developed through the fulfillment of the policies, procedures and methodologies stipulated in the Credit Risk Administration System, in accordance with the strategy approved by the Board of Directors for monitoring and controlling credit risk.

The Credit Risk Administration System also contains the general criteria to evaluate, classify, measure and mitigate credit risk. In addition, the credit risk department has developed methodologies and manuals that specify the policies and procedures for different products and segments managed by the Bank

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies, including the following:

●	Credit exposure limits: It contains guidelines with regards to the establishment of credit exposure limits. It is set in fulfillment of legal requirements and according to the Bank’s internal guidelines.
●	Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential borrowers and to select them properly. The riskiness of the borrowers is determined using credit rating models. These models use information such as the credit history of the borrower, sociodemographic particularities, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. In addition, sectorial and macroeconomic behavior will be look at.loan applications, depending on their amount and risk level, are presented for approval at the level of management authority required.
●	Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, the Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.
●	Allowance policies: The objective of this policy is to fulfil legal requirements and the Bank’s business policies. In addition, this policy is meant to provide the guidelines to perform client’s status analysis and take the necessary actions in order to mitigate credit risk the Bank is exposed to. For further information please see Note 2.
●	Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.
●	Portfolio recovery policies: Through the definition of these policies, the Bank aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what the Bank has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models.

Management of credit risk is carried out in all the credit life cycle. These processes are defined in the following way:

●	Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.
●	Monitoring: Knowing the borrower’s situation during the life of the credit.
●	Recovery: Collection management during the different stages of the same credit.

In order to support the credit origination processes, the Bank develops scoring and rating models based on statistical information or criteria from experts, which differentiate the risk levels of potential borrowers in order to support the decision-making process.

The Risk Corporate Vice Presidency is in charge of defining and documenting the specific characteristics of the models being utilized, as well as the parameters, variables to use in each case and the cut-off points that are applied per situation in the process of issuing credit. On an annual basis at the minimum, the Risk Corporate Vice Presidency must perform backtesting of the scoring and rating models used in the granting process in order to evaluate their effectiveness. Additionally, on a periodically basis, the entire credit portfolio will be rated considering the established internal models for the purpose of evaluating the credit risk of each borrower and constitute the required allowance for loans and advances and lease losses.

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

The following classifications are established for the analysis of concentration:

●	By country: Based on the country that the loans were originated.
●	By sector: According to the sectorial sub-segmentation defined by the Bank based mainly on the code CIIU[1].
●	By categories: According to the portfolio category of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).
●	By economic group: According to the characteristics of economic groups as established by regulations.
●	By maturity: According with the remaining term to loan maturity.
●	By past due days: This concentration evaluates loans that are more than one month overdue.

1 CIIU: International Standard Industrial Classification of All Economic Activities.

b.     Credit Quality Analysis - Loans and Financial Leases

Bancolombia Group proactively monitors and manages thoughtfully its customers credit risk. Due to COVID19 context, the Group has reinforced extraordinary sessions of risk analysis and diagnosis, increasing frequency of customers reviews to identify early warnings. As a result, the watch list portfolio has increased during 2020.

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

Bancolombia Group reviewed and complemented its rating and score models with qualitative and quantitative data, to recognize temporary and atypical credit effects of COVID19, enhancing their customer risk profiles.

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
Business

Companies with annual sales > = COP 13,000 M and < COP 100,000 M. For Banco Agrícola, borrowers with annual sales >= USD 5 M and < USD 25 M. For BAM, borrowers with annual sales >= USD 2 M and < USD 25 M

Business Construction

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
SME

Annual sales < COP 13,000 M, with a classification between small, medium, large and plus except for Banistmo which places borrowers < USD 10 M in annual sales. For Banco Agrícola, borrowers with annual sales < USD 5 M and BAM, borrowers with annual sales < USD 2 M.

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

Analysis of the behavior and impairment of the loan portfolio and financial lease operations

As of December 31, 2020, Bank’s total loan portfolio valued in Colombian pesos registered an increase of 5.01% compared to December 2019, driven by a growth mainly Bancolombia’ s Corporate portfolio in the first and fourth quarter, besides devaluation of the Colombian peso against the U.S. dollar, increasing the equivalent value in pesos of Group´s foreign currency portfolio. The 30-day past due loan ratio (consolidated) stood at 5.47% in December 2020 compared to 4.63% in December 2019, driven by an adverse impact on customers financial situation due to COVID19 effects.

●	Commercial loans and finance lease amounted to COP 123,163 billion, which represented an increase of 4.98% with respect to 2019. Its 30-day past due loan ratio was 4.90%.
●	Consumer loans stood at COP 41,056 billion, which represented an increase of 3.41% with respect to 2019. Its 30-day past due loan ratio was 6.76%.
●	Mortgage loans came to COP 25,959 billion, which represented an increase of 8.24% with respect to 2019. Its 30-day past due loan ratio was 5.71%.
●	Small Business loans ended at COP 1,232 billion, which represented a decrease of 3.70% with respect to 2019. Its 30-day past due loan ratio was 14.09%.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by a committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2019 and December 2020 is shown below.

December 2020:

Watch List december 31, 2020
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	18,297,145	1.86%	340,643
Level 2 – Medium Risk	8,271,558	7.10%	587,281
Level 3 and 4 – High Risk	10,448,684	58.66%	6,128,756
Total	37,017,387	19.06%	7,056,680

December 2019:

Watch List december 31, 2019
Million COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	8,781,473	1.38%	120,933
Level 2 – Medium Risk	3,908,092	5.78%	225,881
Level 3 and 4 – High Risk	7,506,932	51.33%	3,853,653
Total	20,196,497	20.80%	4,200,467

Loans and Financial Leases Collateral

The Bank obtains collateral for loans and leases in order to mitigate credit risk by foreclosing the collateral when the borrower cannot fully repaid the loan or lease. Collateral is considered in the determination of the allowance for loans and advances and lease losses when it complies with the following conditions:

●	Its fair value was established according to technical and objective criteria.
●	The Bank is granted a preference or an improved right to obtain the payment of the obligation, becoming an effective collateral.
●	Its performance is reasonably possible.
●	It is a payment source that attends to the credit as per the requirement of the Bank.

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

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2020
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	20,197,850	1,625,193	23,877,715	-	239,737	45,940,495
Goods Given in Real Estate Leasing	-	-	220	14,946,258	-	14,946,478
Goods Given in Leasing Other Than Real Estate	-	-	-	5,647,128	-	5,647,128
Stand by Letters of Credit	533,921	202	-	-	-	534,123
Security Deposits	257,602	328,212	-	-	34,950	620,764
Guarantee Fund	4,894,425	5,796	-	100,402	355,760	5,356,383
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	4,323,241	36,910	-	-	742	4,360,893
Other Collateral (Pledges)	2,775,786	5,131,570	41,429	133	4,399	7,953,317
Without Guarantee (Uncovered Balance)	65,676,462	33,928,056	2,039,748	3,809,396	596,487	106,050,149
Total loans and financial leases	98,659,287	41,055,939	25,959,112	24,503,317	1,232,075	191,409,730

December 31, 2019
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	19,830,740	1,699,574	22,327,716	41	249,413	44,107,484
Goods Given in Real Estate Leasing	-	-	227	13,711,181	-	13,711,408
Goods Given in Leasing Other Than Real Estate	-	-	-	6,155,570	-	6,155,570
Stand by Letters of Credit	756,421	151	-	-	-	756,572
Security Deposits	541,530	321,814	-	7,794	54,294	925,432
Guarantee Fund	2,838,386	155	-	107,149	339,660	3,285,350
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	4,430,882	43,380	-	-	990	4,475,252
Other Collateral (Pledges)	3,881,957	4,879,795	54,848	33	8,204	8,824,837
Without Guarantee (Uncovered Balance)	60,488,637	32,755,801	1,600,492	4,569,061	626,847	100,040,838
Total loans and financial leases	92,768,553	39,700,670	23,983,283	24,550,829	1,279,408	182,282,743

The Bank closely monitors financial assets that are classified in Stage 3, to the point that a specific methodology for calculating expected credit losses is applied using a sophisticated approach named “ECL model under collateral Methodology”, which considers components like the forecasts of future collateral valuations, including expected sale discounts; time to realization of collateral, cure rates, external costs of realization of collateral, among others; as a consequence of the higher likelihood that the bank will take possession of these collaterals in order to mitigate potential credit losses.

The Financial assets that are classified in Stage 3 and are evaluated under this methodology are shown below:

December 31, 2020
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	790,508	275,862	514,646	2,129,688
Consumer
Mortgage	181,029	26,572	154,457	220,167
Small Business Loans
Financial Leases	1,013,141	286,413	726,728	1,616,142
Total credit assets	1,984,678	588,847	1,395,831	3,965,997

* Amount Covered by Collateral is COP 1,718,172

December 31, 2019
In Millions of COP
Classification	Amount	Allowance	Total	FairValueofCollateral
Commercial	747,929	235,892	512,037	1,914,276
Consumer
Mortgage	161,605	18,269	143,336	203,229
Small Business Loans
Financial Leases	616,675	217,808	398,867	889,551
Total credit assets	1,526,209	471,969	1,054,240	3,007,056

A portion of the Bank’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with The Bank’s expected credit loss model. The carrying amount of such financial assets is COP 424,883 as at 31 December 2020 and COP 285,903 as at 31 December 2019.

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

During 2020 and 2019, Bancolombia Group registered non-monetary transactions related to restructured loans and returned assets which were transferred to the balance as assets held for sale, amounted to COP 508,040 and COP 508,441, respectively.

The Bank classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:

●	Non-current assets held for sale.
●	Other marketable assets.
●	Other non-marketable assets.
●	Financial instruments (investments).
●	Inventories.
●	Premises and equipment.

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

c.     Risk Concentration – Loans and Advances

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:

●      Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories are as follows:

Composition	December 31 2020	December 31, 2019
In millions of COP
Commercial	98,659,287	92,768,553
Corporate	51,884,404	50,108,427
SME	13,249,336	12,209,759
Others	33,525,547	30,450,367
Consumer	41,055,939	39,700,670
Credit card	7,610,590	8,079,354
Vehicle	3,929,299	3,597,969
Payroll loans	7,879,427	7,896,376
Others	21,636,623	20,126,971
Mortgage	25,959,112	23,983,283
VIS[2]	7,384,737	6,211,385
Non- VIS	18,574,375	17,771,898
Financial Leases	24,503,317	24,550,829
Small Business Loan	1,232,075	1,279,408
Loans and advances to customers and financial institutions	191,409,730	182,282,743
Allowance for loans and advances and lease losses	(16,616,043)	(10,929,395)
Total net loan and financial leases	174,793,687	171,353,348

•      Concentration of loan by maturity

The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases:

December 31, 2020
		Between 1 and 3	Between 3 and 5	Greater Than 5
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	28,123,513	41,771,863	28,572,265	191,646	98,659,287
Corporate	13,684,065	20,537,590	17,508,451	154,298	51,884,404
SME	3,391,411	7,109,643	2,728,364	19,918	13,249,336
Others	11,048,037	14,124,630	8,335,450	17,430	33,525,547
Consumer	765,768	20,447,636	19,167,121	675,414	41,055,939
Credit card	136,020	2,239,661	5,234,909	-	7,610,590
Vehicle	59,748	1,869,431	1,999,959	161	3,929,299
Order of payment	56,970	1,727,593	5,765,310	329,554	7,879,427
Others	513,030	14,610,951	6,166,943	345,699	21,636,623
Mortgage	50,830	722,804	8,468,455	16,717,023	25,959,112
VIS	9,161	182,405	1,599,498	5,593,673	7,384,737
Non-VIS	41,669	540,399	6,868,957	11,123,350	18,574,375
Financial Leases	1,471,148	6,626,997	13,933,395	2,471,777	24,503,317
Small business loans	215,420	792,563	223,323	769	1,232,075
Total gross loans and financial leases	30,626,679	70,361,863	70,364,559	20,056,629	191,409,730

2 VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

December 31, 2019
		Between 1 and 3	Between 3 and 5	Greater Than 5
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	27,697,217	21,352,300	17,894,373	25,824,663	92,768,553
Corporate	12,377,872	9,593,705	11,229,624	16,907,226	50,108,427
SME	3,700,971	4,384,119	2,440,766	1,683,903	12,209,759
Others	11,618,374	7,374,476	4,223,983	7,233,534	30,450,367
Consumer	897,630	5,275,564	22,018,610	11,508,866	39,700,670
Credit card	160,807	334,486	7,358,630	225,431	8,079,354
Vehicle	66,581	573,874	1,439,037	1,518,477	3,597,969
Payroll loans	55,448	530,242	1,279,371	6,031,315	7,896,376
Others	614,794	3,836,962	11,941,572	3,733,643	20,126,971
Mortgage	48,937	197,468	512,509	23,224,369	23,983,283
VIS	9,672	55,493	134,784	6,011,436	6,211,385
Non-VIS	39,265	141,975	377,725	17,212,933	17,771,898
Financial Leases	3,052,472	2,993,125	4,206,767	14,298,465	24,550,829
Small business loans	248,210	586,448	251,530	193,220	1,279,408
Total gross loans and financial leases	31,944,466	30,404,905	44,883,789	75,049,583	182,282,743

•      Concentration by past due days

The following table shows the loans and financial leases according to past due days. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2020
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	93,964,499	442,168	380,250	940,604	2,931,766	98,659,287
Consumer	38,281,594	1,186,264	360,392	1,041,383	186,306	41,055,939
Mortgage	24,476,867	343,553	60,578	233,077	845,037	25,959,112
Financial Leases	23,161,256	161,373	56,704	601,506	522,478	24,503,317
Small Business Loan	1,058,513	44,729	14,062	66,913	47,858	1,232,075
Total	180,942,729	2,178,087	871,986	2,883,483	4,533,445	191,409,730

December 31, 2019
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	89,172,106	464,573	542,233	937,931	1,651,710	92,768,553
Consumer	37,661,558	873,583	282,165	742,197	141,167	39,700,670
Mortgage	22,205,284	647,059	136,005	333,204	661,731	23,983,283
Financial Leases	23,678,408	321,232	52,548	207,619	291,022	24,550,829
Small Business Loan	1,122,737	50,740	14,596	56,939	34,396	1,279,408
Total	173,840,093	2,357,187	1,027,547	2,277,890	2,780,026	182,282,743

•      Concentration of loans by economic sector

The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower:

December 31, 2020
	Loans and advances
Economic sector	Local	Foreign	Total
	In millions of COP
Agriculture	4,045,683	1,913,513	5,959,196
Petroleum and Mining Products	533,665	88,598	622,263
Food, Beverages and Tobacco	7,217,056	420,145	7,637,201
Chemical Production	3,612,279	68,406	3,680,685
Government	5,584,177	82,377	5,666,554
Construction	13,885,112	6,387,823	20,272,935
Commerce and Tourism	18,290,824	8,413,363	26,704,187
Transport and Communications	8,511,251	437,685	8,948,936
Public Services	5,444,056	1,154,961	6,599,017
Consumer Services	43,873,694	24,899,809	68,773,503
Commercial Services	18,808,277	7,160,887	25,969,164
Other Industries and Manufactured Products	6,641,593	3,934,496	10,576,089
Total	136,447,667	54,962,063	191,409,730

December 31, 2019
	Loans and advances
Economic sector	Local	Foreign	Total
	In millions of COP
Agriculture	3,931,913	1,948,089	5,880,002
Petroleum and Mining Products	923,375	148,222	1,071,597
Food, Beverages and Tobacco	6,107,103	629,948	6,737,051
Chemical Production	3,383,655	62,995	3,446,650
Government	5,626,186	1,897	5,628,083
Construction	14,526,616	6,221,753	20,748,369
Commerce and Tourism	17,601,979	8,873,330	26,475,309
Transport and Communications	7,703,609	524,847	8,228,456
Public Services	5,492,806	1,326,236	6,819,042
Consumer Services	42,466,786	22,647,495	65,114,281
Commercial Services	16,630,762	4,120,883	20,751,645
Other Industries and Manufactured Products	6,457,499	4,924,759	11,382,258
Total	130,852,289	51,430,454	182,282,743

•      Credit concentration by country

The following table shows the concentration of the loans and financial leases by country. Loans are presented based on the country in wich they were originated:

December 31, 2020
			Allowance for loans and
Country	Loans and advances	% Participation	advances and lease losses	% Participation
Colombia	134,068,265	70.04%	(13,089,744)	78.78%
Panama	32,468,343	16.96%	(1,847,754)	11.12%
El Salvador	11,665,440	6.09%	(729,275)	4.39%
Puerto Rico	886,069	0.46%	(48,596)	0.29%
Guatemala	12,314,524	6.44%	(900,125)	5.42%
Other Countries	7,089	0.01%	(549)	0.00%
Total	191,409,730	100.00%	(16,616,043)	100.00%

December 31, 2019
			Allowance for loans and
Country	Loans and advances	% Participation	advances and lease losses	% Participation
Colombia	127,875,541	70.15%	(8,678,279)	79.40%
Panama	30,783,359	16.89%	(1,084,303)	9.92%
El Salvador	11,456,280	6.28%	(445,609)	4.08%
Puerto Rico	771,135	0.42%	(30,680)	0.28%
Guatemala	11,385,421	6.25%	(689,839)	6.31%
Other countries	11,007	0.01%	(685)	0.01%
Total	182,282,743	100.00%	(10,929,395)	100.00%

•      Credit concentration by economic group

As of December 31, 2020 and 2019, concentration of the 20 largest economic groups amounted to COP 22,281 billion and  COP 20,272 billion, respectively. This exposure corresponds to all credit active operations of these groups.

d.     Credit quality – Loans and Advances

The following table shows information about credit quality of the borrower:

December 31 2020
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	80,863,445	8,203,659	9,592,183	98,659,287
Consumer	33,766,023	4,599,535	2,690,381	41,055,939
Mortgage	21,676,563	3,093,690	1,188,859	25,959,112
Small Business Loans	965,822	109,655	156,598	1,232,075
Financial Leases	18,981,176	2,772,129	2,750,012	24,503,317
Loans and Advances	156,253,029	18,778,668	16,378,033	191,409,730

December 31 2019
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	80,068,756	4,763,023	7,936,774	92,768,553
Consumer	35,957,631	1,969,289	1,773,750	39,700,670
Mortgage	21,584,674	1,340,380	1,058,229	23,983,283
Small Business Loans	1,088,656	70,219	120,533	1,279,408
Financial Leases	21,069,884	1,857,427	1,623,518	24,550,829
Loans and Advances	159,769,601	10,000,338	12,512,804	182,282,743

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

Impairment loan portfolio analyzed by individual evaluation at COP 7.6 billion, which represented 4.0% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation:

December 31 2020
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	6,050,143	3,090,340	3,542,040	2,609,212
Consumer	-	-	2,690,381	2,351,691
Mortgage	-	-	1,188,859	639,875
Financial Leases	1,543,691	1,053,567	1,206,321	427,945
Small Business Loan	-	-	156,598	122,353
Total	7,593,834	4,143,907	8,784,199	6,151,076

December 31 2019
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	5,163,304	2,442,820	2,773,470	1,961,268
Consumer	-	-	1,773,750	1,579,758
Mortgage	-	-	1,058,229	578,593
Financial Leases	841,175	409,721	782,343	337,830
Small Business Loan	-	-	120,533	84,445
Total	6,004,479	2,852,541	6,508,325	4,541,894

Sensitivity analysis

The variables with the greatest influence for each country on the expected credit loss (ECL) assessment for the loan portfolio and financial leasing are:

Colombia

◾	GDP growth: due to the impact on the performance of companies and the valuation of collaterals;
◾	Fiscal Budget Balance: due to its significant impact on the companies’ probability of default (PD).

Panama

◾	GDP growth: due to the impact on the performance of companies and the valuation of collaterals;
◾	Inflation: due to its significant impact on the companies’ repayment capacity and their probability of default (PD).

El Salvador

◾	GDP growth: due to the impact on the performance of companies and the valuation of collaterals;
◾	Current account deficit: due to its significant impact on the companies’ probability of default (PD).

Guatemala

◾	GDP growth: due to the impact on the performance of companies and the valuation of collaterals;
◾	Interest rates: because of its direct impact on the obligations’ repayment.

The change in the expected credit losses (ECL) at 31 of December 2020, as a result of a possible positive or negative 1% change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

		Fiscal Budget Balance – Current account deficit – Inflation – Interest Rate
		In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	(121,963)	(91,048)	(46,105)

GDP Growth	Unchanged	(30,915)	-	44,943

	[-1%]	90,133	121,048	165,991

Additionally, the Bank has estimated the impact on the expected credit loss (ECL) assigning a weight of 100% to the optimistic, base and pessimistic scenarios respectively. As a result of this, a decrease in the expected credit losses of  COP 1,268,499 is observed for the optimistic scenario, a decrease in the expected credit losses of  COP 533,015 is observed for the base scenario whereas an increase in the expected losses of COP 1,827,059 was observed for the pessimistic scenario.

e.     Credit Risk Management – Other Financial Instruments:

Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:

●	Term Limits: Each borrower is evaluated by the Risk Committee, in which the result of the authorized model for this type of borrower is reviewed (quantitative and qualitative variables), which allows the Committee to establish the maximum term for which the Bank wishes to have exposure.
●	Credit Limits: Limits approved under the model and with authorization from the Risk Committee, as well as the exposure, are monitored in line or batch, in such a way that the presentation of excesses is mitigated.
●	Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.
●	Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of this events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.
●	Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.
●	Counterparty Alerts: There are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.

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

Credit Quality Analysis of the Group

	Debt instruments		Equity		Derivatives(1)
	2020	2019	2020	2019	2020	2019
Maximum Exposure to Credit Risk
Low Risk	25,567,960	13,738,560	274,916	320,034	1,078,261	527,427
Medium Risk	2,092,898	1,390,984	1,590	8,655	3,380	2,910
High Risk	1,343,064	463,305	5,767	637	1,207	755
Without Rating	-	21,285	305,934	899,097	10,509	18,744
Total	29,003,922	15,614,134	588,207	1,228,423	1,093,357	549,836
(1)	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive. Therefore, the value described here differs from the book value.

In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:

Low Risk: All investment grade positions (from AAA to BBB-), as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, among others) reflect adequate credit quality.

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

•      Maximum exposure level to the credit risk given for:

	Maximum Exposure		Collateral*		Net Exposure
	2020	2019	2020	2019	2020	2019
Maximum Exposure to Credit Risk
Debt instruments	29,003,922	15,614,134	(2,529,943)	(974,436)	26,473,979	14,639,698
Derivatives **	1,093,357	549,836	(136)	(63)	1,093,221	549,773
Equity	588,207	1,228,423	-	-	588,207	1,228,423
Total	30,685,486	17,392,393	(2,530,079)	(974,499)	28,155,407	16,417,894

See Notes on this table:

*      Collateral Held (-) and Collateral Pledged (+)

**    Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied

*    Debt instruments Book value 100%

*    Equity Instruments:

Shares:100%

Investment funds: Book value 100%

●	Analysis of the maturity of other financial instruments past due but not impaired
-	Debt instruments: Portfolio does not present past due nor impaired assets.
-	Equity: Portfolio does not present impaired assets
-	Derivatives: The past due assets are not material.
●	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

	Exposure		Impairment		Final Exposure
	2020	2019	2020	2019	2020	2019
Maximum Exposure to Credit Risk
Fair Value	15,571,214	11,583,672	-	2,863	15,571,213	11,580,809
Amortized Cost	13,432,708	4,030,462	42,371	11,738	13,390,337	4,018,724
Total	29,003,922	15,614,134	42,371	14,601	28,961,550	15,599,533

Equity

	Exposure		Impairment		Final Exposure
	2020	2019	2020	2019	2020	2019
Maximum Exposure to Credit Risk
Fair Value through profit or loss	69,426	718,269	-	-	69,426	718,269
Fair Value through OCI	518,781	510,154	-	-	518,781	510,154
Total	588,207	1,228,423	-	-	588,207	1,228,423

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

Assets received as bilateral collateral between counterparties: The collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)3 and with fulfillment in cash in dollars and managed by ClearStream. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.

3 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).

Collateral adjustments for margin agreements: The adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

-	With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.

-	For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
-	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA and GMRA (Global Master Repurchase Agreement)[4] both for OTC derivatives and securities financing transactions.
-	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
-	For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
-	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

●	Level of collateral held:

	Collateral*		Main type of collateral
	2020	2019	2020	2019
Maximum Exposure to Credit Risk
Debt Securities	(2,529,943)	(974,436)	Government bonds (TES)	Government Bonds (TES) and term deposits
Derivatives	(136)	(63)	Cash	Cash
Equity	-	-
Total	(2,530,079)	(974,499)

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

4 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA), which is the body representing the bond and repo markets in Europe.

Risk exposure by economic sector and risk region

	Debt instruments		Equity		Derivative
	2020	2019	2020	2019	2020	2019
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	4,731,926	3,650,072	419,236	1,060,133	527,599	242,827
Financial	1,717,723	1,119,315	87,044	145,662	546,356	262,990
Government	22,554,273	10,844,747	-	-	-	-
Funds e ETF	-	-	81,927	22,628	19,402	44,019
Total	29,003,922	15,614,134	588,207	1,228,423	1,093,357	549,836
Concentration by Region
North America	5,195,358	2,218,829	2	4,467	34,164	77,561
Latam	23,443,701	12,160,411	538,676	1,181,239	600,339	312,442
Europe	109,161	30,061	-	-	458,854	156,470
Others (Includes Funds and ETF)	255,702	1,204,833	49,529	42,717	-	3,363
Total	29,003,922	15,614,134	588,207	1,228,423	1,093,357	549,836

Risk exposure by credit rating

	Other financial instruments
	2020	2019
Maximum Exposure to Credit Risk
Sovereign Risk	9,964,881	5,446,411
AAA	9,645,217	4,848,694
AA+	1,781,437	452,253
AA	153,263	135,231
AA-	450,328	127,153
A+	803,321	1,019,863
A	676,205	69,811
A-	307,795	209,383
BBB+	659,735	1,748,221
BBB	1,424,257	186,469
BBB-	1,054,698	342,531
Other	3,447,906	1,867,247
Not rated	316,443	939,126
Total	30,685,486	17,392,393

At the end of the year, Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

Effects of Covid-19

Given the emergence generated by Covid-19 and its impact on the economy, there were impacts on the local debt market explained by the following aspects: possible reduction in sovereign rating below the degree of investment warned by weakening fiscal metrics, falling oil prices, and a decline in domestic demand resulting in lower GDP growth. A reduction in the country's rating would impact investment flows, there would be a massive adjustment of international ratings of the country's companies, therefore, they would incur higher costs making their instruments less attractive.

Sectoral risk: The lengthening of quarantine measures, together with market restrictions in 2020 affected industries such as: airlines, oil and gas, hospitality and tourism, automotive, metals and mining, building materials, consumption, diverse manufacturing, housing, infrastructure, real estate, among others. Negative impacts were felt in reduced revenue and increased business leverage to meet short-term needs. In 2021, the performance of the economy is expected to continue to be conditioned on further closures by renewed outbreaks of the virus, which is why companies that do not adapt to this reality will face liquidity pressures and possible defaults on their financial obligations.

Current market uncertainty led to large resource managers holding conservative or very high-liquidity positions, resulting in reduced flow to investments by non-traditional issuers explained by high interest rates reflecting current risk, yet the debt market (public and private) showed good behavior. On the public debt side, the COLTES index achieved an annual increase of 12.27% from 288.51 on 31/12/2019 to 323.91 31/12/2020 and private debt achieved better dynamism in the second half of 2020 to end the year with an emissions value of COP 12.9 trillion.

The local stock market was affected by the Covid-19 pandemic, the COLCAP stock index as of 31/12/2020 accumulated an annual decrease of -13.51% declining from 1662.42 from 31/12/2019 to 1437.89 at the end of 2020, however, December presented a monthly variation of 14.30% increasing from 1258 units on 31/11/2020, this is explained by increased risk appetite and better negotiating volumes, which increased from April and May due to confidence in a possible Covid-19 vaccine and the stimulus provided by large economies for economic revival.

By 2020, the buyer flows of local shares, for the most part, were from foreign investors, however, this is a risk factor because it is not capital that is established in the long term within the country. This had implications for the exchange rate during the months of the start of the pandemic by the exit of investments, reversal of operations and profit-taking. The best year-end performance in the local market is due to returns in companies in cyclical sectors such as finance or infrastructure that, despite maintaining latent risks on the credit side, agents see potential for valorization.

Consumer confidence improved as of December 2020 and recorded a balance sheet of -10.4%, representing a 3.2% increase over November, explained by improvements in consumer expectations and a better willingness for households to buy durable goods. In turn, the labour market at the national level achieved improvements over the course of the year following the start of restrictions and, as of November 2020, the unemployment rate stood at 13.3%. By 2021, in the face of better employability, domestic consumption is likely to improve and boost positive financial performance in companies that are part of COLCAP

31.2 Market risk

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

Market Risk Management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2020. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

The Bank uses VaR calculation to limit its exposure to the market risk of its Treasury Book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Risks Committee is responsible for establishing the maximum VaR for each company and the Propietary Trading

Risks Committee is responsible for establishing the maximum VaR by type of investment. These limits are supervised on a daily basis by the Market Risk Management Office.

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

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the value of the currency the risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

The relevant risk exposure categories for which VaR is computed by the Bank according to “Chapter XXI, Appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk, (iv) fund risk; and (v) credit default swaps risk.

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

		Modified Duration		Changes in Interest Rates (bps)
Zone	Band	Lower Limit	Upper Limit	Legal Currency	UVR	Foreign Currency
	1	0	0.08	274	274	100
Zone 1	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60

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

•      Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk

The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in these financial statements to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“∆p”). The (“∆p”). The (“∆p”) is determined by the SFC, as shown in the following table:

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

The total market risk VaR, had a 52% reduction going from COP 1,692,516 in December 31st, 2019 to COP 811,247 as of December 31st, 2020, due by the adoption of External Circular 016 of 2020 issued by the SFC, within the calculation of the VaR excludes the value of the uncovered portion of its controlled investments abroad, from the bank book positions. The foregoing was approved by the Board of Directors of Bancolombia on May 19, 2020 and became effective as of May 31, 2020.

The following table presents the total change on market risk and every risk factor.

December 2020
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	402,882	340,886	402,882	286283
Exchange Rate	95,926	421,716	1,344,673	54056
Share Price	98,131	99,033	130,654	89564
Collective Portfolios	214,308	214,415	218,487	208928
Total Value at Risk	811,247	1,076,050	1,974,758	673,680

December 2019
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	359,654	325,400	409,369	242,568
Exchange Rate	1,015,874	874,432	1,055,546	496,565
Share Price	110,386	105,576	110,386	101,757
Collective Portfolios	206,602	203,676	207,503	195,944
Total Value at Risk	1,692,516	1,509,084	1,711,794	1,092,446

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

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
In millions of COP
Assets sensitivity 50 bps	379,953	377,918
Liabilities sensitivity 50 bps	199,554	200,650
Net interest income sensitivity50 bps	180,399	177,269

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
In millions of USD
Assets sensitivity 50 bps	34,289	35,188
Liabilities sensitivity 50 bps	29,004	33,873
Net interest income sensitivity50 bps	5,285	1,315

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

Total Exposure:

As of December 31, 2020, the net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 50 basis points was COP 180,399. The change in the net interest income sensitivity between 2020 and 2019 is due to the increase in the sensitivity of float loans and the decreace in the sensitivity of float time deposit.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 50 basis points, was USD 5,285 at December 31, 2020, compared with USD 1,315 at December 31, 2019. The increase in net interest income sensitivity due to interest rate risk between 2020 and 2019 occurred due to the reduction in the sensitivity of float borrowings from other financial institutions.

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

•      Structural equity risk exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in the industrial and financial sectors. The market value of those investments increased by 5% during the year, from COP 38,428 million as of December 31 st, 2019 to COP 40,502 million as of December 31 st, 2020, as a result mainly driven by the increase in the market value of the investments in Enka Shares.

The structural equity positions are exposed to equity price risk. Sensitivity calculations are made for those positions:

Table 2. Share Price Sensitivity

	December 31, 2020	December 31, 2019
Fair Value	40502	38,428
Delta	14.70%	14.70%
Sensitivity	5,954	5,649

A negative impact of 14.70%, applied to the market value, produces a decrease of COP 5,954 on the structural equity investments market value, which would decrease from COP 40,502 to COP 34,548.

•      Covid-19 effects on Market Risk

As a result of the uncertainty generated by the Covid-19 pandemic, the financial markets experienced an accelerated decline in March 2020 that generated increases in the sovereign curves of Colombia and Panama. These movements led to the activation of loss alerts in all Bancolombia's Group Treasuries, exceeding the stop loss levels in Bancolombia, Banistmo, Banco Agrícola and Valores Banistmo. Therefore, the VaR tolerance limits of the Group and of the geographies in which the Bancolombia Group is present were reviewed and adjusted, with the exception of Guatemala, in order to give the Treasury business more capacity for the attention of our clients.

The following are the maximum, minimum, average and year-end rates recorded by the TES of July 2024, the 1-year American Treasuries, and the sovereign securities of Panama maturing in 2026:

	Maximum	Minimum	Average	December 2020
TES Jul 2024	7.96%	3.28%	4.30%	3.44%
Tesoros 1Y	1.56%	0.09%	0.37%	0.10%
Panamá 2026	3.64%	1.81%	2.59%	1.84%

Below are exposed the maximum, minimum, average and year-end levels of the consumption VaR Limit of Bancolombia Group.

Consumption VaR Limit Bancolombia Group
Maximum	Minimum	Average	December 2020
273%	13%	95%	57%

The actions taken by the  central banks around the world, focused on avoiding the collapse of the financial market, reducing interest rates and injecting large amounts of liquidity into the economy through massive asset purchase programs, generated decreases in the interest rates such as IBR, DTF, Libor, main indexations of the asset and liability positions of Bancolombia Group.

The behavior of the main interest rates during 2020 are presented below:

	Maximum	Minimum	Average	December 2020
Repo Rate BR	4.25%	1.75%	2.87%	1.75%
IBR	4.26%	1.74%	2.85%	1.74%
DTF	4.66%	1.89%	3.43%	1.89%
FED Funds Rate	1.58%	0.05%	0.38%	0.09%
Libor O/N	1.58%	0.05%	0.37%	0.08%

Below are exposed the maximum, minimum, average and year-end levels of the Sensitivity to Interest Rate Risk of the Banking Book during 2020 in local currency:

Sensitivity	Maximum	Minimum	Average	December 2020
In millions of COP
Assets sensitivity 50 bps	378,700	404,803	389,148	379,953
Liabilities sensitivity 50 bps	199,554	237,315	213,315	199,554
Net interest income sensitivity50 bps	167,488	181,471	175,833	180,399

Above are exposed the maximum, minimum, average and year-end levels of the Sensitivity to Interest Rate Risk of the Banking Book during 2020 foreign currency:

Sensitivity	Maximum	Minimum	Average	December 2020
In millions of COP
Assets sensitivity 50 bps	29,599	38,322	34,887	34,289
Liabilities sensitivity 50 bps	29,004	39,981	34,225	29,004
Net interest income sensitivity50 bps	(2,302)	5,284	662	5,285

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

Effects of Covid-19

Given the client´s preference for liquidity due to the uncertainty generated by the Covid-19 pandemic, an increase in deposits was observed, increasing the liquid assets of Grupo Bancolombia. The risk premium of Grupo Bancolombia did not present adverse movements and access to financial markets allowed the issuance of bonds for USD 400 millions in Banistmo, for corporate purposes such as working capital, funding the growth of the loan portfolio, offering new products and services, and debt settlement.

The following is the behavior of the liquid assets of Grupo Bancolombia during 2020:

Liquid Assets(1)	Low	High	Average	December 2020
High quality liquid assets*
Cash	18,356,375	23,075,497	20,662,818	18,356,375
High quality liquid securities	11,208,617	16,846,251	15,374,136	16,729,107
Other Liquid Assets
Other securities**	2,583,872	2,937,580	2,717,180	2,672,337
Total Liquid Assets	36,867,986	41,914,085	38,754,134	37,757,819
(1)Feature possesses the high liquidity available in all cases, and those liquid assets received by the Central Bank for its operations expansion and monetary contraction. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

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

a.     Liquidity risk exposure:

In order to estimate liquidity risk, the Bank measure a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 day. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2020	December 31, 2019
Net cash outflows into 30 days*	14,073,878	11,584,292
Liquid Assets	37,757,819	30,631,688
Liquidity coverage ratio	268.28%	264.42%

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

The following table shows the liquid assets held by Bank´s:

Liquid Assets(1)	December 31, 2020	December 31, 2019
High quality liquid assets*
Cash	18,356,375	16,594,906
High quality liquid securities	16,729,107	12,054,474
Other Liquid Assets
Other securities**	2,672,337	1,982,308
Total Liquid Assets	37,757,819	30,631,688
(1)	Feature possesses the high liquidity available in all cases, and those liquid assets received by the Central Bank for its operations expansion and monetary contraction. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

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

c.     Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Group’s financial assets:

Contractual maturities of financial assets December 31, 2020

Financial Assets	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	20,185,074	-	-	-
Interbank borrowings - Repurchase agreements	3,749,640	35,310	-	-
Financial assets investments	12,991,981	10,019,356	3,898,989	4,062,918
Loans and advances to customers	65,699,670	65,425,431	41,214,446	67,751,331
Derivative financial instruments	6,340,313	2,516,756	799,226	976,658
Total financial assets	108,966,678	77,996,853	45,912,661	72,790,907

Contractual maturities of financial assets December 31, 2019

Financial Assets	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	18,256,065	-	-	-
Interbank borrowings - Repurchase agreements	5,668,879	3,473	-	-
Financial assets investments	7,596,501	5,977,528	1,515,494	2,511,061
Loans and advances to customers	68,333,569	63,570,825	38,880,378	61,287,271
Derivative financial instruments	3,414,986	1,439,006	602,600	1,456,157
Total financial assets	103,269,999	70,990,831	40,998,471	65,254,489

d.     Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2020

Financial Liabilities	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	118,041,884	-	-	-
Time deposits from customers	43,948,183	12,555,125	5,563,309	1,345,843
Interbank deposits-Repurchase agreements	2,937,007	38,892	-	-
Borrowings from other financial institutions	5,021,402	3,353,845	2,169,508	1,282,177
Debt securities in issue	1,684,715	6,932,978	6,261,008	7,950,753
Derivative financial instruments	6,090,360	2,353,515	760,880	1,096,024
Total financial liabilities	177,723,551	25,234,355	14,754,705	11,674,797

Contractual maturities of financial liabilities December 31, 2019

Financial Liabilities	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	93,570,234	-	-	-
Time deposits from customers	46,508,889	14,550,816	4,243,327	2,235,994
Interbank deposits-Repurchase agreements	2,660,153	28,720	-	-
Borrowings from other financial institutions	7,437,449	3,332,957	1,395,047	1,450,059
Debt securities in issue	3,944,412	9,554,767	3,740,529	6,655,600
Derivative financial instruments	3,442,440	1,832,167	657,888	891,590
Total financial liabilities	157,563,577	29,299,427	10,036,791	11,233,243

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

●	The demand deposits historically have maintained a tendency to remain stable.
●	The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.

e.     Financial guarantees

The tables below set out the remaining contractual maturities of the Group’s financial guarantees

December 31, 2020	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	3,917,713	3,568,858	42,788	144,157

December 31, 2019	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	3,419,547	687,669	68,150	144,904

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

In spite of the above, the management has directed its efforts towards the equity strengthening as shown in table below.

	Asof
	December 31, 2020	December 31, 2019
In millions of COP
Regulatory Capital and Capital Adequacy Ratios
BasicOrdinaryEquity	24,280,973	23,965,972
DeductionsBasicOrdinaryEquity	(4,257,640)	(4,251,247)
TotalBasicOrdinaryEquity	20,023,333	19,714,725
AdditionalEquity	6,800,436	6,704,144
TotalRegulatoryCapital	26,823,769	26,418,869
Capital Ratios
Primarycapitaltorisk-weightedassets(Tier1)	9.57%	10.05%
Secondarycapitaltorisk-weightedassets	3.25%	3.42%
Technicalcapitaltorisk-weightedassets(Tier2)	12.82%	13.47%

NOTE 32. SUBSEQUENT EVENTS

Approval of Consolidated Financial Statements

The consolidated financial statements were approved by the Board of Director on April 20, 2021.