Form 20-F
period 2021-12-31
BANCOLOMBIA SA
filed 2022-04-27
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Tel. +57 6014885371, e-mail: craad@bancolombia.com

Carrera 11 # 91-42 – Edificio FIC 9211, Bogotá, Colombia

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

Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes ◻ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

“Central Bank” refers to the Central Bank of Colombia (“Banco de la República”).

“Consolidated Financial Statements” refers to the audited consolidated statements of financial position of the Bank as of December 31, 2021 and 2020 and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019 and related notes included in this Annual Report.

“DTF” refers to the “Depósitos a Término Fijo” rate, the weighted average interest rate paid by finance corporations, commercial banks and financing companies in Colombia for time deposits with maturities of 90 days.

“ESG” refers to Environmental, Social and Governance.

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

“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“International Bank” refers to the Bank´s affiliates located outside Colombian territory that provide banking services, such as, Bancolombia Panama S.A., Bancolombia Puerto Rico International Inc., and Bancolombia Cayman S.A.

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

“Representative Market Rate” refers to “Tasa Representativa del Mercado”, the U.S. dollar representative market rate, certified by the SFC. The Representative Market Rate is an economic indicator of the daily exchange rate of the U.S. dollar on the Colombian spot market. It corresponds to the arithmetical weighted average of the rates for the purchase and sale of U.S. dollar by certain financial institutions (including Bancolombia) authorized to engage in foreign exchange transactions in Colombia.

“SEC” refers to the U.S. Securities and Exchange Commission.

“SMEs” refers to Small and Medium Enterprises.

“SMMLV” refers to “Salario Mínimo Mensual Legal Vigente”, the effective legal minimum monthly salary in Colombia. In 2021, the effective legal minimum monthly salary in Colombia was COP $908,526.

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

“UVR” refers to “Unidades de Valor Real”, a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans.

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in Item 3. “Key Information – D. Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. These factors include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; taking into account (A) that despite the economic recovery from the crisis created by the COVID-19 pandemic driven by rapid progress on vaccination, strong consumer spending, and leaps forward on digitalization, economic challenges persist, therefore it is important for organizations to anticipate and to manage risks, which were amplified by the pandemic with impacts such as rising commodity prices, inflation, debt, social divisions, and geopolitical tensions; and (B) the recent outbreak of armed conflict in Eastern Europe, which is expected to impact the prices of energy raw materials and agricultural inputs, and would imply new pressures on the cost of living; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) continued increases in inflation or prolonged inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by the Bank’s borrowers; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings and the consequences thereof (including without limitation, actions taken as a result of the COVID-19 pandemic); (xi) changes in official policies, regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions in which the Bank does business; (xii) the negative impact on operations and financial results of the Bank due to widespread health emergencies, infectious diseases or pandemics, such as COVID-19; (xiii) factors specific to the Bank, including changes to the estimates and assumptions underlying our financial statements; our success in identifying risks (such as the incidence of loan delinquencies) and managing risks; our inability to achieve our financial and capital targets which may result in failure to achieve any of the expected benefits of our strategies; model limitations or failures including, without limitation, the impact that COVID -19 may have on the performance and utilization of our models which may require us to establish additional loan loss reserves or raise additional capital; a reduction in our credit ratings, which would decrease our funding availability; failure to achieve regulatory stress testing; and changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including cyber attack threats which may impact our ability to serve clients.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited consolidated statements of financial position of the Bank as of December 31, 2021 and 2020 and the audited consolidated statements of income, of comprehensive income, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019 and related notes (the “Consolidated Financial Statements”) included in this Annual Report were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local generally accepted accounting practices of each subsidiary.

The Consolidated Financial Statements include entities which the Bank controls, directly or indirectly. See Item 4. “Information on the Company – C. Organizational Structure” for an organizational chart that summarizes the organizational structure of Bancolombia and certain subsidiaries involved in financial or capital market activities.

Currencies

The Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for Bancolombia S.A., and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements and amounts as of December 31, 2021 and 2020 and for the three fiscal years ended December 31, 2021, 2020, and 2019 contained in this Annual Report are expressed in millions of pesos.

This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, the exchange rate used in this Annual Report is indicated in Note 2.D Significant Accounting Policies, section 3. Foreign subsidiaries.

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

A.                [Reserved]

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

Summary of Risk Factors

Summary of risks relating to Colombia and other countries where the Bank operates.

●	Changes in economic and political conditions and external effects on the economies in countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.
●	Any additional taxes resulting from changes to tax regulations or the interpretation thereof in countries where the Bank operates could adversely affect the Bank’s consolidated results.
●	Colombia and El Salvador have experienced several periods of violence and instability that could affect the economy and the Bank.
●	Allegations of corruption against the government, politicians and private industry in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Summary of risks relating to the Bank’s business and the banking industry.

●	Our financial results may be negatively affected by changes to accounting standards, changes to assumptions supporting the valuation of our goodwill, and macroeconomic and other challenges and uncertainties related to the COVID-19 pandemic.
●	Changes in banking regulations in Colombia and in other jurisdictions in which the Bank operates could adversely affect the Bank’s consolidated results.
●	The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines or other penalties resulting from such matters could materially and adversely affect the Bank.
●	Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.
●	The tax haven regulation in the countries where the Bank operates could adversely affect its business and financial results.
●	The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).
●	The Bank may be exposed to increased costs and liabilities in the event of the failure of its service providers to perform their obligations under key services contracts.
●	The Bank is subject to credit risk and estimating exposure to credit risk involves subjective and complex judgments. Additionally, the Bank is subject to concentration risks in its loan portfolio.
●	Risks relating to the use of quantitative models and information may adversely impact the Bank’s business strategies and results.
●	The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.
●	The value of the collateral securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest.
●	The Bank’s results of operations are sensitive to fluctuations in interest rates, and income from the Bank’s proprietary trading activities is highly volatile.
●	The Bank has significant exposure to sovereign risk, and especially Colombian and Salvadoran sovereign risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt instruments.
●	The Bank is subject to market, liquidity, operational and structural risks associated with its derivative transactions.
●	The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the Bank.
●	The Bank is subject to cyber-security risk.
●	Failures related to the Bank’s information technology infrastructure and management information systems could adversely affect the Bank.

●	The Bank is exposed to ESG risks that could affect the Bank’s financial condition and results of operations.
●	The Bank’s ability to attract and retain specialized talent could impact some business objectives.
●	Digital misinformation could adversely affect the Bank’s reputation as well as its operational and financial results.
●	Acquisitions and strategic alliances may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.
●	Downgrades in the credit ratings of the Bank, would increase its cost of borrowing funds and make its ability to raise new funds, attract deposits or renew maturing debt more difficult.
●	The Bank faces risks relating to regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data. In addition, the Bank’s policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.
●	The Bank is subject to increasing competition which may adversely affect its results of operations.
●	The Bank is subject to operational and strategic risks associated with new services on digital platforms such as Banking as a Service and Open Banking.
●	Discontinuation of the London InterBank Offered Rate (“LIBOR”) could adversely affect the Bank.

Summary of risks relating to the Banks’s preferred shares and the ADSs.

●	Preemptive rights may not be available to holders of American Depositary Receipts (“ADRs”) evidencing ADSs.
●	Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.
●	The Bank’s preferred shares have limited voting rights.
●	Holders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.
●	Relative illiquidity of the Colombian securities markets may impair the ability of an ADR holder to sell preferred shares.
●	Changes in Colombia’s tax regime may affect ADRs tax treatment.

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates

Changes in economic and political conditions in the countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality are significantly dependent on the macroeconomic and political conditions prevailing in Colombia, Panama, El Salvador, Guatemala and the other jurisdictions where the Bank operates. Accordingly, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in such jurisdictions may affect the overall business environment and may, in turn, negatively affect the Bank’s financial condition and results of operations.

In particular, the governments of Colombia, Panama, El Salvador and Guatemala have historically exercised substantial influence on their economies, and they are likely to continue to implement policies that will have significant impacts on the business and results of operations of companies in such countries (including the Bank), market conditions, and prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations may cause instability and volatility in Colombia, Panama, El Salvador and Guatemala, and their respective markets. This is especially important for Colombia, that will have presidential elections in May 2022. There is a risk of a change in the way in which the country's economic policies are conducted, which may possibly have adverse effects on public finance, such as high budget deficits and increasing debt levels, economic growth and inflation. Future developments in government policies could negatively affect the Bank’s business and financial condition and the market value of its securities.

The downgrade of El Salvador’s sovereign rating to CCC from B on February 9, 2022 by Fitch implies a higher borrowing cost in the local and external debt market, because of the higher perception of risk in the country. This credit downgrade may lead to increasing fiscal pressure over domestic debt levels for 2022 and beyond. According to the FocusEconomics consensus, public debt in El Salvador (as a % of GDP) is predicted to drop slightly this year from 87.6% in 2021 to 87.3%. In other words, short-term levels of public debt will remain high and may lead to negative perceptions by international investors regarding the country and its prospects, especially given the multiple sources of uncertainty.

In the mid-term, our expectation is that the debt-to-GDP will begin to increase again starting in 2023 due to the high fiscal deficits and higher borrowing cost. This in turn will lead to increased needs for financial resources, in the face of more challenging access to multilateral funding, mainly from the IMF. In light of all of the foregoing, we expect more downside risk related to the public finances and economic performance of El Salvador in the medium-term.

Moreover, the adoption of Bitcoin as El Salvador legal tender may negatively affect the financial system due to the high volatility of that asset. Furthermore, the decision to adopt Bitcoin as legal tender has led to a deterioration in the relationships between El Salvador´s Government and some multilateral organizations (such as IMF). This has also led to increased concerns that the extension of a potential financing program from the IMF to El Salvador between 2022-2023 will not go ahead. In addition, the possible issuance of public debt in this cryptocurrency would begin to expose the government's liabilities and payment commitments to its volatility. Thus, the adoption of Bitcoin not only represents risks for the financial stability of the country, but also potentially will lead to additional pressures on public finances. To date, the adoption of Bitcoin among companies and households in the country continues to be low, reducing the magnitude of the potential risks to which the country is exposed in the short term. Going forward, as the use of Bitcoin becomes more widespread, the potential impact of the risks will also grow.

Changes in the political and regulatory environment in El Salvador may adversely affect the financial performance of the subsidiaries located in this country, and it is likely that in 2022 an impairment in the goodwill recognized in the financial statements of Grupo Bancolombia will have to be recorded.

The economies of the countries in which the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general contagion effects stemming from either economic or geopolitical shocks, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.

A significant decline in economic growth or a sustained economic downturn of any of Colombia, Panama, El Salvador or Guatemala’s major trading partners (i.e., the European Union, the United States, China and other Latin American countries for Colombia; and the United States and European Union for Panama, Guatemala and El Salvador) could have a material adverse impact on Colombia, Panama, El Salvador and Guatemala’s balance of trade and remittances inflows, resulting in lower economic growth.

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

The recent outbreak of armed conflict in Eastern Europe presents risks to the prospects for Colombia, Panama, El Salvador and Guatemala. One of the greatest impacts would be the potential for increased prices for energy raw materials and agricultural items, segments in which Ukraine and Russia together have a significant share in world production and trade. While it is possible that high prices for energy raw materials may positively impact the trade balance, exchange rate and the fiscal balance of Colombia, such high prices would predominantly have an adverse impact on the economies of Panama, El Salvador and Guatemala, which are net importers of fuels. In addition, the decreased availability of certain agricultural items could lead to new pressures on the cost of living in all countries.

In addition to the shocks mentioned above, additional global supply chain constraints are expected. First, the contractionary monetary policies that most countries in the world have implemented will lead to a decrease in aggregate demand, reducing the pressures on supply chains experienced last year. On the other hand, the reduction of supply of certain products as previously mentioned, due to the conflict in Ukraine and Russia, and the lock-downs in various Chinese cities as a result of the zero covid policy implemented by that country, are generating supply pressures supply due to the in availability of ships to load and unload merchandise. As a result, the supply chain crisis is expected to persist during 2022, affecting the Bank’s clients through the general cost of production and cost of living and therefore the Bank’s financial results.

Finally, if the Russian/Ukrainian conflict continues or grows in severity, it could lead to global instability and negatively affect European economies, including those of certain important trading partners for Colombia, Panama, El Salvador and Guatemala, reducing demand for exports other than commodities.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in countries where the Bank operates, could adversely affect the Bank’s consolidated results.

Uncertainty related to tax legislation represents a constant risk for the Group. Changes in legislation, regulation, and developments resulting from judicial judgments, could affect the tax burdens by increasing tax rates and fees, creating new taxes, limiting deductions and exemptions, and eliminating incentives and non-taxed income.

Among other things, even though the Bank does not normally adopt aggressive positions on tax law interpretation, the national or local tax authorities may not apply the tax law in the same way that we expected. Different interpretations of tax regulations could result in future tax audits, litigation and associated costs, which could negatively affect our results.

In addition, on September 14, 2021 the Colombian Congress issued a tax reform that includes new measures that have had significant impacts on our operations, our clients and our shareholders. The aforementioned measures include, among others, the increase in the tax rate for Corporate Income Tax (“CIT”) purposes and a surcharge which negatively affects our results of operations and cash flow.

Colombia and El Salvador have experienced several periods of violence and instability that could affect the economy and the Bank.

Colombia has experienced periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels, such us the Revolutionary Armed Forces of Colombia (“Fuerzas Armadas Revolucionarias de Colombia” or “FARC”) and the National Liberation Army (“Ejército de Liberación Nacional” or “ELN”). Despite the peace treaty between the Colombian government and the Revolutionary Armed Forces of Colombia (“Fuerzas Armadas Revolucionarias de Colombia” or “FARC”), a lasting decrease in violence or drug-related crime in Colombia or the successful integration of former guerilla members into Colombian society, may not be achieved. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on the Bank.

Also, in El Salvador, the increase in violence led the legislative assembly on March 27, 2022 to adopt certain exceptional measures, conferring certain powers on the executive and suspending certain constitutional guarantees.

Allegations of corruption against the government, politicians, and private industry in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Allegations of corruption against the government, politicians, and private industry in the countries where we operate could create economic and political uncertainty specially, if the investigations triggered by these cases reach conviction or result in further allegations or findings of illicit conduct committed by the accused parties. Furthermore, proven or alleged wrongdoings could have adverse effects on the political and economic stability of such countries. These adverse political and economic effects may negatively impact our business, including by depressing business volumes, reducing our ability to recover amounts we have loaned to persons or projects involved in illicit or allegedly illicit conduct and/or harming our reputation.

Risk Factors relating to the Bank’s Business and the Banking Industry

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the International Accounting Standards Board (hereinafter, IASB), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, IFRS-IC). Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations. Such changes may also affect our regulatory capital and financial ratios. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, that could be expected to impact our reported results, financial position and regulatory capital in the next several years. For further information about developments in financial accounting and reporting standards, see Note 2. Significant accounting policies to the consolidated financial statements.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill

We test for impairment, at least annually, the goodwill that we have recognized with respect to the financial positions of our operating segments. Our impairment test in respect of the assets recognized as of December 31, 2021 indicated that our goodwill balances are not impaired. The impairment test requires that we make assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of the goodwill associated with each operating segment and on estimates of the carrying amounts of the operating segments to which the goodwill relates; also, the impairment test requires that we analyze the macroeconomic and political environment of the geographies in which each cash-generating unit (“CGUs”) is located. If the actual results in future periods deviate from the earnings and other assumptions on which our impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in expense charges.

From 2020, the outbreak of COVID-19 triggered exceptional volatility in the financial markets. Accordingly, in connection with the evaluation of economic budgets, forecasts and other assumptions commonly used to determine the recoverable value of goodwill, the Bank considered various macroeconomic circumstances and ran multiple weighted scenarios for assessing the expected future cash flows for each CGU, taking into consideration the impact of COVID-19. However, depending on the time it takes for economic activity to return to pre COVID-19 levels and the uncertainty thereof, there could be adverse impacts on goodwill in future years.

For further information, see Note 2. Significant accounting policies to the consolidated financial statements.

Our financial results may be negatively affected by macroeconomic and other challenges and uncertainties related to the COVID-19 pandemic

The COVID-19 pandemic has affected all of the regions and countries where the Bank operates. There is still a moderate degree of uncertainty about the future direct and indirect impact of the pandemic on our businesses, results of operations and financial condition. The spread of COVID-19 and resulting government controls and restrictions implemented globally have caused an increase in the production costs of goods and services, which are still being experienced, and disruptions in supply chains, which have contributed to rising inflationary pressures and market volatility. During 2021, the macroeconomic and epidemiological impacts of the COVID-19 pandemic in the countries where the Bank operates were less pronounced than was experienced during 2020, despite the appearance and global expansion of the omicron variant, which caused a period of uncertainty in global financial markets. Although governments have provided more focused responses to control outbreaks and vaccination programs are positively progressing to gradually cover a larger part of the population, an upward trend in infections level began to be observed as of December 31, 2021, due to the new omicron variant.

The Bank took prudential measures to assess (a) whether uncertainties arose as to the ability to continue generating revenues from contracts with customers and commissions, (b) going concern considerations in relation to liquidity, regulatory capital requirements and concentrations of market risk, (c) whether fair value adjustments were necessary for financial instruments, (d) any potential impact on the carrying value of goodwill and non-financial assets, (e) the measurement of the impact of changes in loan terms agreed with customers, and (f) whether a significant increase in credit risk (SICR) has occurred for its financial assets. The methodology to estimate expected credit losses has been adjusted to incorporate the effects of the COVID-19 pandemic on macroeconomic factors and market conditions and has required ongoing monitoring. However, despite the adjustments made to the model, there can be no assurance that the Bank will not recognize unexpected future losses arising from increases in credit risk resulting from the COVID-19 pandemic. The Bank continues to provide customer support through credit relief and concessions.

The Bank could face additional challenges as a result of the COVID-19 pandemic, including legal and reputational risk due to the increase in the level of customer complaints due to service deficiencies caused by the increase in the use of digital channels and scrutiny regarding the implementation of its initiatives to provide relief to clients affected by the pandemic.

For further information about the current impacts of the COVID-19 pandemic on the Bank's performance and financial position as of December 31, 2021, see Note 2. Significant accounting policies and Note 31. Risk management to the consolidated financial statements.

Changes in banking regulations in Colombia and in other jurisdictions in which the Bank operates could adversely affect the Bank’s consolidated results.

Banking regulations in Colombia and other jurisdictions where the Bank operates, have a material effect on the Bank’s business and operations. Banking regulations may change frequently, and changes may be adopted or regulations may be interpreted in a way that may have an adverse effect on the Bank’s business. Also, the political climate in the region could result in populism and instability that may support further regulation regarding financial institutions. In addition, the increasing tendency towards the enhancement of financial consumer protection standards among legislators, regulators and courts, could result in additional costs for our operations.

Law 2157 of 2021, enacted in October of 2021, reformed the Habeas financial data law, and seeks to extend, among other things, relief to people who have negative credit bureau reports by establishing new limits on how long information may be retained and amnesty for those who catch up on their defaulted credit obligations. These changes could cause increases in credit risk and cost of credit, as well as problem related to the lack of historical credit information. We are currently evaluating what impact this reform might have on our internal credit risk models.

In addition, the Colombian Government is preparing a regulatory proposal that would implement the international standard of the Basel Committee on Large Exposures (Large Exposures, or LEX). This rule would modify the current rules of legal lending limits and would establish a 25% exposure limit of the Tier 1 Capital with respect to the same counterparty or groups of connected counterparties. We have evaluated how these new limits might impact corporate clients. However, the precise impact will depend on the final terms of the regulatory proposal to be issued by the Ministry of Finance in 2022.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, Panama, El Salvador, Guatemala and the other jurisdictions in which the Bank operates or is an issuer. These banking authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions on which the Bank can extend credit. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines or other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.

In prior years, the regulators of the jurisdictions in which the Bank operates have considered various legislative and/or regulatory initiatives regarding banking fees. Although most such initiatives have not been adopted in the past, there might be renewed attempts to impose restrictions on banking fees in the future. If we are prohibited or otherwise limited (including by limits with respect to pricing) from continuing to charge our clients for certain products or services, including specified types of transactions, or from imposing charges for products or services that might be introduced in the future, our results of operations and financial condition could be adversely affected.

The tax haven regulation in the countries where the Bank operates could adversely affect its business and financial results.

Colombian tax rules:

Decree 1966 of 2014, as modified by Decree 2095 of 2014 and Decree 1625 of 2016 designated 37 territories as non-cooperative jurisdictions or places of null or minimum taxation (tax havens) for Colombian tax purposes, although neither Panama nor other countries in which the Bank operates, were included on this list. Twenty out of the 37 territories have signed the convention on mutual administrative assistance in tax matters. Additionally, 10 territories carried out an effective exchange of information with Colombia as of December 31, 2018 (Ruling 91 of 2019 Colombian tax authority).

As a result of the tax haven regulation, the Bank’s clients who are residents in the 37 territories would be subject to a 35% withholding tax rate on interest and dividends derived from investments in the Colombian securities market (non-deductibility of payments made to such residents or entities located in tax havens could not proceed unless the required tax amount has been withheld).

Similarly, the tax haven regulation states that these kinds of transactions are subject to the transfer pricing regime. As a result, the Bank must file a transfer pricing report and an informative return for such transactions, regardless of the amount. Additional information disclosure requirements for transactions with related companies could be requested by the tax authorities, any of which could have a negative impact on Bancolombia’s business and financial results due to the disallowance of certain costs and expenses.

Additionally, these transactions could increase the probability of a tax audit by the Colombian authorities.

In order to avoid Panama’s designation as a tax haven, Colombia and Panama signed a memorandum of understanding which states that both countries will negotiate a Double Taxation Treaty (DTT). This treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities.

Additionally, based on the Multilateral Competent Authority Agreement, Panama enacted in 2019 an internal decree which sets forth that financial institutions are required to send information to the tax authorities in order to be shared with the Colombian government.

Salvadorean tax regime:

Payments made for any product or service (i.e., intangible assets, services, awards, dividends, interest, etc.) to foreign entities located in tax havens are subject to a 25% withholding tax. Deductions for these expenses cannot be included in the corporate income tax return in case the tax amount has not been withheld.

Moreover, transactions with tax havens territories are subject to the transfer pricing regime and El Salvador does not have a double taxation treaty with any country classified as a tax haven. The Salvadoran tax administration lists the territories and countries considered as tax havens.

Guatemala considerations:

Guatemala does not have regulation on tax havens.

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

However, if the Bank cannot satisfy the requirements thereunder, certain payments to Bancolombia, or its Subsidiaries, may be subject to withholding under FATCA or other penalties imposed by each government. The possibility of such withholding or penalties and the need for accountholders and investors to provide certain information may discourage some customers or potential customers from banking with us, thereby adversely affecting our results of operations and financial condition. In addition, compliance with the terms of the intergovernmental agreements (“IGA”), particular agreements entered into with the IRS, the international conventions signed for the exchange of information under CRS, and the laws or any other regulations enforced in the relevant jurisdictions may increase our compliance costs. Legislation and regulations implementing FATCA and CRS in some of the countries in which the Bank operates remain under development, and the reporting dates vary depending on the jurisdiction.

The Bank may be exposed to increased costs and liabilities in the event of the failure of its services providers to perform their obligations under key services contracts.

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

While the Bank conducts due diligence prior to engaging with third party service providers and performs ongoing monitoring of vendor controls, it does not control their operations. If any of the Bank´s key service providers fail to fulfill any of their contractual obligations or causes disruptions in services, (including, failure to handle current or higher volumes, or poor performance of services and failure to comply with applicable laws and regulations), the Bank’s ability to conduct its businesses could be adversely affected and could also negatively impact its results of operations and financial position. In addition, the Bank may be required to incur significant additional costs to find replacement providers. Furthermore, the unavailability of the services provided by some technology and other vendors could result in the unavailability of certain channels through which our clients execute transactions with us until a replacement provider is engaged, which could result in lost revenue, additional costs and, potentially, adverse regulatory consequences and reputational harm.

The Bank is subject to credit risk and estimating exposure to credit risk involves subjective and complex judgments.

A number of our products expose the Bank to credit risk. These products include loans, financial leases, guarantees and lending commitments.

The Bank estimates and establishes reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions about the ability of our borrowers to repay their loans. This process is also subject to human error as the Bank’s employees may not always be able to assign an accurate credit risk rating to a client, which may result in the Bank’s exposure to a higher credit risk than one indicated by the Bank’s risk rating system. The Bank may not be able to timely detect these risks before they materialize, or due to limited resources or available infrastructure, the Bank’s employees may not be able to effectively implement its credit risk management system, which may increase the Bank’s exposure to credit risk. Moreover, the Bank’s failure to continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

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

Also, modeling for expected credit losses (ECL) has been made more complex by the effects of the COVID-19 pandemic on market volatility, macroeconomic factors and credit relief, and has required ongoing monitoring and more frequent testing across the Bank, particularly of credit models. As a consequence, the Bank recorded a general provision adjustment (Overlay) on the loans for which relief had been granted due to the COVID-19 pandemic in Panama and Colombia and adjusted the macroeconomic variables to avoid excessively procyclical assumptions. There can be no assurance that, even after these adjustments to the model, the Bank will not have futures losses arising from the model uncertainty that has resulted from the COVID-19 pandemic or other events that cannot be predicted.

Risks relating to the use of quantitative models and information may adversely impact the Bank’s business strategies and results.

In recent years, the use of mathematical and statistical models has spread rapidly in different areas of the Bank. The use of these models brings benefits such as objectivity, automation and efficiency, but also entails costs related to the resources required for their development as well as heightened risks.

The heightened risks arise from three fundamental sources:

(1)	Data deficiencies in both availability and quality.
(2)

Methodological errors in the design of the model such as volatility in the estimates, inadequate simplifications or approximations, erroneous hypotheses, bias identification/fixing and incorrect design.

(3)	The inappropriate use of the model which may include the application outside of its intended use, implementation errors, lack of updating or recalibration.

The use of models always carries model risk, which is defined as the potential for adverse consequences, including losses, from decisions based on incorrect or misused models. Decisions based on inadequate models will have a negative impact on the implementation of business strategies, risk identification and measurement, position valuation, stress testing, capital adequacy assessment, customer asset management, compliance with internal limits or compliance with financial or regulatory information requirements and issuance of public information.

The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.

Non- traditional sources of credit risk can arise from, among other things: investing in securities, entering into derivative contracts under which counterparties have obligations to make payments to the Bank, and executing securities, futures, or currency trades from the Bank’s proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any significant increases in exposure to any of these non-traditional risks, or a significant decline in the credit quality or the insolvency of any of the counterparties, could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to risks from concentration in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2021, the aggregate outstanding principal amount of the Bank’s 20 largest economic groups, on a consolidated basis, represented 11.2% of the Bank’s loan portfolio. No single group exposure represented more than 2% of the loan book. Problems with one or more of the Bank’s largest economic groups could materially and adversely affect its results of operations and financial position.

The value of the collateral securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, owned assets used for financial leasing transactions and other assets that are located primarily in Colombia, El Salvador, Panama and Guatemala, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include market factors, environmental risks, macroeconomic factors and political events affecting the local economy. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. Timing delays, procedural problems enforcing collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition.

The Bank is subject to market risk

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

The Bank derives a portion of its profits from its proprietary trading activities. Income from this activity is highly volatile and depends on numerous factors beyond the Bank’s control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates, oil prices and general market volatility. A significant decline in the Bank’s trading income, or the incurrence of a trading loss, could adversely affect the Bank’s results of operations and financial position.

The Bank has significant exposure to sovereign risk, and especially Colombian and Salvadoran sovereign risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt instruments.

The Bank’s debt instruments portfolio is primarily composed of sovereign debt instruments. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt, in particular risk associated with securities issued or guaranteed by the Colombian Government. As of December 31, 2021, the Bank’s total debt instruments represented 9.94% of its total assets, and 40.41% of these securities were issued or guaranteed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt instruments portfolio and consequently the Bank’s results of operations and financial position.

In addition, during the last year, the sovereign risk associated with the securities issued or guaranteed by the El Salvador Government has increased. El Salvador 5 year credit default swap, credit derivative contracts that enable investors to swap credit risk on a company, a country or another entity, has increased from 670 bps as of December 31, 2020 to 1,819 bps as of December 31, 2021. The securities issued or guaranteed by the El Salvador Government represented 5.81% of the Bank’s total debt instruments, as of December 31, 2021, and a significant decline on the value of these securities could affect the Bank’s debt instruments portfolio.

The Bank is subject to market, liquidity, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes on its own account and for its customers. The Bank is subject to market, liquidity (due to the difficulty in closing out a trade prior to maturity if bid-ask spreads are too large, representing a significant cost) and operational risk associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less developed in the jurisdictions where the Bank operates as compared to other more economically developed countries, and the court systems in such jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there are increased operating and structural risks associated with derivatives transactions in these jurisdictions.

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

The Bank is exposed to operational risk, including the risks from fraud by employees or third parties, human errors, inadequate definition of processes or technological failures that affect the availability of financial services or appropriate processing, authorization and registration of transactions and operations. The financial sector is particularly vulnerable to different forms of fraud, due to the ease of monetization and conversion into cash of the proceeds of such fraud. Products and services that involve money outflows or transfers are constantly affected by new fraudulent schemes.

Due to the nature of financial activities and their reliance on systems for the processing, authorization and registration of operations, the Bank may be exposed to interruption and technological failures in the processing of operations that affect the availability and quality of products and channels to customers, in both live and digital scenarios.

The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of its risk management, reputation and internal control system as well as its financial condition and results of operations.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at its various digital and physical channels across numerous markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively.

A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, its risk management and internal control systems, the quality of its service, and the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain effective data collection, processing, storage and management systems, its business operations, financial condition, reputation, and results of operations could be materially and adversely affected.

The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests and other client information, to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products, resulting in additional costs for the Bank and potentially fines and penalties by regulators which could materially and adversely affect the Bank’s results of operations and financial position. To guarantee service continuity, the Bank plans and implements exercises related to business continuity and disaster recovery as well as cybersecurity risks and vulnerabilities´ management, according to internal and external control areas requirements. There can be no assurance that these measures will successfully eliminate or substantially mitigate the risk associated with failure of our data collection, processing, and storage systems.

The Bank is subject to cyber-security risk.

Cyber risk remains one of the main concerns of the financial sector and is a critical risk for the Bank. The cybersecurity threat landscape is constantly evolving and cyberattacks can be accomplished by insiders or outsiders through sophisticated or common techniques, such as the inappropriate use of privileged account on core systems, infiltration of ransomware or malware, phishing, interception of confidential data in cyberspace, distributed denial of services attacks, and other attacks that may result in monetary losses, reputational damage or the interruption of business services. These cyberattack scenarios can also impact cloud services providers or third party vendors, which could adversely affect both their operations and those of the Bank’s and its clients.

The global COVID-19 pandemic forced the Bank to connect a much larger number of devices to the corporate network in order to allow employees to execute most of their routine processes from home. These actions have increased the attack perimeter, have led to less visibility over the physical security of systems, and have made it more difficult to quickly patch and update some of our cybersecurity corporate policies, creating opportunities for cybercriminals. The Bank´s Security Operation Center - SOC has seen an exponential growth in the number of cyberattacks and this increase, added to events that cybercriminals have carried out in the financial and non-financial sectors, has made it more difficult to acquire insurance policies with adequate coverage against cyber risks and, when acquired, with much higher prices.

Due to the increase of cybersecurity risks associated to the need for accessibility, flexibility, and scalability required by the hybrid work environment and our on-premise and cloud solutions, the Bank’s management constantly invests significant resources in improving its physical and virtual security control environment to improve the cyber risk methodologies and processes; however, the Bank recognizes that it is not possible to contain all the future cyber attacks.

For further information see “ITEM 4. Information on the Company – B. Business Overview- B.9. Cybersecurity framework”.

Failures related to the Bank’s information technology infrastructure and management information systems could adversely affect the Bank’s competitiveness, reputation, financial condition and results of operations.

In 2021, the Bank experienced certain technological failures, which temporarily affected products and services partially or totally in some cases. The occurrence of these events resulted in certain hours of unavailability of service to our customers. Although these events interrupted the Bank’s ability to provide services, they did not have any financial impacts on the organization. However, a prolonged or more severe service interruption could generate repercussions such as loss of clients, fines and sanctions by the regulators, refunds to customers and reputational damage.

The Bank is exposed to ESG risks that could affect the Bank’s financial condition and results of operations.

While the Paris Climate Protection Agreement and the United Nations’ 2030 Agenda for Sustainable Development are not industry-specific, other initiatives are contemplated or are in early stages that specifically involve financial services, challenging the Bank’s strategies to incorporate ESG factors.

In addition, sustainability is gaining importance in society and is increasing focus on topics such as climate change, social inequality, and corporate misconduct, generating rapid changes in market sentiment which could have adverse impacts on the Bank’s financial condition and results of operations.

Investors around the world are increased demanding sustainable products. This focus on ESG factors is influencing the reputational and business success of financial institutions in the countries where the Bank operates.

In terms of social inequality, the pandemic intensified social inequities due to the lack of access to opportunities and the meeting of basic needs, generating gaps in equity, diversity, and inclusion and exacerbating the risk of increasing polarization and resentment within societies resulting in both peaceful and non-peaceful demonstrations against institutions.

In terms of corporate misconduct, COVID-19 has highlighted the importance of good governance practices, associated with the evaluation and supervision of non-financial and emerging risks, to comprehensively manage risks, identifying, monitoring, and controlling their impacts.

Finally, among the ESG issues, climate change is a critical concern, it exposes the Bank to physical and transition risks, which impact or exacerbate other typical risks, such as credit, market, liquidity, operational, and reputational risk.

The Bank is vulnerable to financial risks related to the consequences of climate change through physical impacts arising from the rise in the frequency and severity of climate events such as droughts, storms, floods and heatwaves as well as events that cause gradual deterioration such as changes in precipitation levels and rising sea levels. Such events and long-term shifts may damage, destroy or otherwise impact the value or productivity of the Bank’s properties and other assets, including the Bank’s branches, data centers and operations; reduce the availability of insurance; and/or disrupt the Bank’s operations and other activities through prolonged outages. Such events and long-term shifts may also have a significant impact on our customers, which could amplify credit risk by diminishing borrowers’ repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains and distribution networks

In addition, the Bank is exposed to the risks that arise from the drive to transition towards a carbon neutral economy Transition risks may result from changes in policies; laws and regulations; technologies; and/or market preferences to address climate change. Such changes could materially, negatively impact our business, results of operations, financial condition and/or our reputation, in addition to having a similar impact on our customers. Banking regulators and supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, the Bank faces regulatory risk of increasing focus on our resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

In terms of liquidity risk, severe weather events that cause macro-economic shocks may increase liquidity demand and refinancing risk.

Finally, if the Banks fails to appropriately measure and manage the various risks resulting from climate change or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations, its reputation, business, results of operations and financial condition could be adversely affected.

The Bank’s ability to attract and retain specialized talent could impact some business objectives.

The current economic landscape requires workforces to exhibit new skills and attributes such as creativity, innovation and flexibility, which are necessary to adapt the Bank’s operations to constant technological advances, and to update the Bank’s business models and strategies to develop new products and services. To respond to these trends, many companies, including financial institutions such as the Bank, are struggling to engage employees with specialized knowledge in a variety of technological information areas, including data science, quantitative resources, information security and other technical areas, in which it is becoming more difficult to acquire and retain staff on a cost-effective basis.

The Bank’s strategic objectives are linked to their human talent. Specifically, the development of new products, services and digital tools demands that the Bank’s human talent have specialized capabilities to carry out the relevant process, enabling the Bank to achieve competitive advantages.

While the Bank has implemented strategies to attract and retain experienced and skilled professionals, the lack of a specialized workforce to fill positions that require this kind of knowledge in various areas could negatively affect the Bank’s ability to deal with future challenges, slow the digital business strategy execution, including development of new products and affect the Bank’s results of operations.

Digital misinformation could adversely affect the Bank’s reputation as well as its operational and financial results.

The increase in digital interconnection has increased the spread and distribution of digital content across social media networks where mentions of the Bank increased over 280% in 2021 through texts, photos, audio, and videos, some of which are used with the intent to, among other purposes, commit fraud. Such digital misinformation is related to inaccurate, exaggerated, or untrue information which increases negative sentiment towards the brands that can impact organizations, such as the Bank, if used to blackmail or defame the Bank’s reputation to negatively affect the trust of customers and other interest groups in the financial services industry. Such developments could lead to reduced business for the Bank which would negatively affect the operational, economic, and reputational performance of the Bank.

Acquisitions and strategic alliances may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.

An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. The Bank may base assessments of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect, and any future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with the Bank’s expectations which could adversely affect its operations and profitability. In particular, the Bank holds a minority financial investment, through a private equity fund, in an infrastructure project located in Colombia. In previous years, the main shareholder of the project and the concession company faced negative press related to irregular practices. If any of these situations result in sanctions or convictions then the company in which the Bank indirectly holds a minority stake, which is the holder of a toll road concession, may suffer a reputational harm, which in turn may have an adverse impact on its results of operations and financial condition and the return on the Bank’s investment.

Downgrades in the credit ratings of the Bank and its subsidiaries would increase their cost of borrowing funds and make their ability to raise new funds, attract deposits or renew maturing debt more difficult.

The Bank’s, and its subsidiaries’, credit ratings are an important component of the liquidity profile of each entity, and their ability to successfully compete depends on various factors, including their financial stability as reflected by their credit ratings. A downgrade in the credit ratings of the Bank or its subsidiaries would increase their cost of raising funds from other banks or in the capital markets. Purchases of the Bank’s or its subsidiaries’ securities by institutional investors could be reduced if they suffer a decline in their credit ratings. The ability of the Bank or its subsidiaries to renew maturing debt could become restricted and the terms for such renewal more expensive if their credit ratings were to decline. The Bank’s, and its subsidiaries’, lenders and counterparties in derivative transactions are sensitive to the risk of a credit rating downgrade. A downgrade in the credit rating of the Bank or its subsidiaries may adversely affect perception of their financial stability and their ability to raise deposits, which could make each entity less successful when competing for deposits and loans in the marketplace.

The Bank faces risks relating to regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data.

The Bank must comply with laws and regulations related to, among other things, anti-competitive practices, merger control unfair competition provisions, personal data protection and consumer protection. The Bank has a special unit responsible for overseeing and ensuring regulatory compliance in general. To ensure compliance for personal data law, the Bank has developed a comprehensive data protection program.

The risk of non-compliance or non-fulfillment of these laws and regulations may result in significant administrative sanctions imposed by the Superintendence of Industry and Commerce (“SIC”) and the Colombian Superintendence of Finance.

The Bank may not be able to prevent all risks associated with regulatory compliance or detect all instances of non-compliance with the regulations described above. Any failure by the Bank to detect and prevent the aforementioned practices in a timely manner could damage the Bank’s reputation and cause it to incur substantial fines and penalties which could adversely affect the Bank’s results of operations and financial position.

The Bank’s policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.

The Bank is required to comply with applicable anti-money laundering, anti-terrorism and anti-corruption laws and regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable authorities. While the Bank has adopted policies and procedures (including ultimate beneficial owners identification) aimed at preventing and detecting the use of its banking network for money laundering and terrorism financing activities and by terrorists and terrorist-related organizations and individuals generally, as the methods used by criminals evolve and become increasingly sophisticated, such policies and procedures may not completely eliminate the risk that the Bank may be used by other parties to engage in money laundering, terrorism financing, corruption or other illegal or improper activities.

The Bank is subject to laws and regulations that prohibit corrupt payments to public officials, including the U.S. Foreign Corrupt Practices Act and Colombian regulations on transnational bribery. The Bank has anti-corruption procedures, which incorporate, among others, an anti-corruption policy, training, reporting channels, monitoring, internal investigations, and sanctions. While this system is designed to prevent and detect corrupt behavior, it does not completely eliminate the risk that the Bank´s employees, providers, clients or agents may engage in corrupt practices.

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

The Bank operates in a highly competitive environment and management expects increasing competition in the jurisdictions where the Bank operates.

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

The Bank’s ability to maintain its competitive position depends mainly on (i) its ability to fulfill new customers’ needs through the development of new products and services, (ii) the ability to offer adequate services and strengthen its customer base through cross-selling and (iii) the ability to attract and retain human talent. For that reason, the Bank’s business will be adversely affected if the Bank is not able to maintain efficient service strategies.

Last but not least, the Bank’s efforts to offer new services and products might not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

The Bank is subject to operational and strategic risks associated with new services on digital platforms such as Banking as a Service and Open Banking.

The financial services industry is undergoing massive digital disruption due to market expectations, which include new digital services and changes in business models allowing third-party alliances. The development of new services on digital platforms creates challenges in risk management which may generate economic and reputational impacts.

Among the strategic risks are the non-traditional new competitors and their ability to gain traction in the new services and digital platforms during initial development. Other risks arising from this evolution are the occurrence of fraud, failures in processes, legal compliance and data protection due to the increasing initiatives related to services on digital platforms such as Banking as a Service (BaaS) and Open Banking in which data, processes, and business functionalities are made available in an ecosystem of banks, customers, and third parties.

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

Any failure by market participants, such as the Bank to successfully  introduce benchmark rates to replace LIBOR and implement effective transitional arrangements to address the discontinuation of LIBOR could result in disruption of the financial and capital markets. In addition, the transition process to an alternative reference rate could impact the Bank’s business, financial condition or result of operations, as a result of:

●	An adverse impact in pricing, liquidity, value, return and trading for a broad array of financial products, loans and derivatives that are included in the Bank’s financial assets and liabilities.
●	Extensive changes to internal processes and documentation that contain references to LIBOR or use formulas that depend on LIBOR.
●	Disputes, litigation or other actions with counterparties regarding the interpretation and enforceability of provisions in LIBOR-based products such as fallback language or other related provisions.
●	The transition and development of appropriate systems and analytics to effectively transition the Bank’s risk management processes from LIBOR-based products to those based on one or more alternative reference rates in a timely manner; and
●	An increase in prepayments of LIBOR-linked loans by the Bank’s clients.

From January 2022, the Bank began to offer products indexed to the SOFR rate, and determined not to offer new products indexed to the LIBOR rate.

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

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, including during 2021, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Because a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact our results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of our ADSs as well as the market price and liquidity of ADSs.

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

The Bank’s common and preferred shares are listed on the Colombian Securities Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Securities Exchange. A liquid trading market for the Bank’s securities might not develop on the Colombian Securities Exchange. A limited trading market could impair the ability of an ADR holder to sell preferred shares (obtained upon withdrawal of such shares from the ADR facility) on the Colombian Securities Exchange in the amount and at the price and time such holder desires and could increase the volatility of the price of the ADRs.

Changes in Colombia’s tax regime may affect ADRs tax treatment.

ADRs do not have the same tax benefits as other equity investments in Colombia. ADRs represent Bancolombia’s preferred shares and are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the applicable law in Colombia to equity investments, in particular, those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs.

However, the tax regime applicable to ADRs may change from time to time, considering that in recent years the Colombian tax regime has undergone several changes.

For more information see “Item 10. Additional Information. –E. Taxation –Colombia Taxation”.

ITEM 4           INFORMATION ON THE COMPANY

A.                   HISTORY AND DEVELOPMENT OF THE COMPANY

Bancolombia is one of the biggest Colombian financial institutions, with presence in other jurisdictions such as Panama, El Salvador, Puerto Rico, Guatemala and Barbados, providing a wide range of financial products and services to a diversified individual, corporate, and government customer base throughout Colombia, Latin America and the Caribbean region.

Bancolombia is a stock company (“sociedad anónima”) domiciled in Medellin, Colombia and operates under Colombian laws and regulations. Bancolombia was incorporated in Colombia in 1945. In May 2007, Bancolombia Panama acquired Banagrícola. In October 2013, Bancolombia acquired Banistmo, and Bancolombia Panama acquired a 40% interest in Grupo Agromercantil. On December 30, 2015, Bancolombia Panama acquired an additional 20% interest, resulting in control of Grupo Agromercantil, and the remaining 40% on September 29, 2020.

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

The Bank’s agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.The SEC maintains a website that contains reports and other information regarding registrants. All the SEC filings made electronically by registrants including Bancolombia can be accessed at www.sec.gov.

RECENT DEVELOPMENTS

Approval of a capital investment in the United States of America by the Superintendency of Finance

On September 10, 2021, the SFC authorized Valores Bancolombia S.A. Comisionista de Bolsa, affiliate of Bancolombia, to make a capital investment in the U.S. to obtain a broker-dealer and a registered investment adviser license. The beginning of operations is expected for the first half of 2022, but it’s subject to receival of FINRA membership approval for the broker-dealer and the authorization from the SEC for both the broker-dealer and the registered investment adviser.

The ability to operate in the United States is a major milestone in Grupo Bancolombia’s international strategy to have a greater and better portfolio of capital markets services for its clients. Grupo Bancolombia will offer securities transactions in equities and debt instruments, and will perform mutual fund management and distribution, as well as portfolio management in the United States. Bancolombia expects to begin these operations in the first half of 2022.

Bancolombia announces consolidation of participation in Vlipco S.A.S.

On November 11, 2021, Bancolombia announced that it had entered into an agreement for the acquisition of 100% of the shares of Vlipco S.A.S, for a total price of COP 10,521. To date, the required regulatory approvals have been obtained, and subject to certain other conditions as well as the outstanding payment of COP 1,047 of the aforementioned total price, the Bank expects to complete the acquisition by the end of 2022. Vlipco S.A.S. is a Colombian company that provides technology to Bancolombia for the operation of Wompi, Grupo Bancolombia's payment gateway, as well as for the development of solutions for the acceptance of payment products, such as payment buttons (“botón de pagos”) and debit and credit cards.

Bancolombia announces authorization for the incorporation of Nequi´s business as a legal entity

On December 13, 2021, the Board of Directors authorized the incorporation of a legal entity for Nequi’s business. For these purposes, the Bank’s expects to pursue a process to incorporate a financing company (“Compañía de Financiamiento”) in 2022 which will allow Nequi to operate as a 100% digital credit institution. This authorization includes the creation of other non-financial vehicles that will leverage Nequi’s development as well as the provision of technological solutions and services at a regional level. For further information, please refer to “Item 4. Information on the Company – B. Business Overview – B.1 General”.

PUBLIC TAKEOVER OFFERS

In 2021, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL ACQUISITIONS AND DIVESTITURES

During 2021, total capital expenditures amounted to COP 190.1 billion. Such investments were mainly focused on fixed assets (COP 110.4 billion), and strategic projects (COP 83.4 billion) related to digital transformation and technology.

In 2020, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

In 2022, the Bank expects to invest approximately COP 210.1 billion as follows: COP 92.4 billion in fixed assets and COP 123.1 billion in strategic projects. These figures represent only an estimate and may change because of the continuing assessment by the Bank of its project portfolio. No assurance can be given that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s principal capital acquisitions and divestitures of interests in other companies, for the years ending December 31, 2021, 2020 and 2019:

		For the year ended December 31,
Capital acquisitions(1)	Type of investment	2021	2020		2019	Total
		In millions of COP
Compañía de Financiamiento Tuya S.A.	Joint venture	24,500	37,002		26,316	87,818
VLIPCO S.A.S.	Subsidiary	9,974	—		—	9,974
Bancolombia Capital Holdings USA LLC	Subsidiary	5,705	—		—	5,705
Servicios de Identidad Digital S.A.S.	Associate	4,539	5,333		2,369	12,241
VILIV S.A.S.	Joint venture	4,050	1,609		—	5,659
P.A Proyecto La Felicidad	Associate	2,414	12,027		—	14,441
P.A Muverang	Joint venture	2,220	2,034		—	4,254
P.A Proyecto Madrid II	Associate	1,954	7,166		—	9,120
Ecosistemas Digitales S.A.S.	Joint venture	1,565	4,542		—	6,107
P.A Mirador de la Ciénaga	Associate	1,329	—		—	1,329
Agricapital S.A.S.	Associate	1,254	—		—	1,254
Grupo Agromercantil Holding	Subsidiary	—	1,117,680	(2)	—	1,117,680
P.A Proyecto Boreal	Associate	—	9,716		—	9,716
Servicios Financieros S.A. de C.V.	Associate	—	2,300		—	2,300
Reintegra S.A.S.	Associate	—	1,612		3,775	5,387
P.A. Fideicomiso Lote Avenida San Martin	Financial instrument	—	—		8,215	8,215
VLIPCO S.A.S.	Joint venture	—	—		4,269	4,269
P.A Proyecto CRECE	Joint venture	—	—		2,200	2,200
Others		27,901	35,538		17,958	81,397
Total acquisitions		87,405	1,236,559		65,102	1,389,066
(1)	The amounts disclosed in this table corresponds to the consideration paid as a result of the acquisition of each investment.
(2)	The amount of USD 289,145 thousand has been converted at the rate of COP 3,865.47 per USD 1,00, which is the Representative Market Rate calculated on September 30, 2020, as reported by the SFC.

		As of December 31,
Capital divestitures(1)	Type of investment	2021	2020	2019	Total
		In millions of COP
Residual Rights	Financial instrument	122,988	54,724	32,773	210,485
P.A Viva Malls	Associate	13,279	—	—	13,279
P.A Proyecto Boreal	Associate	3,300	—	—	3,300
International Ejecutiva de Aviación S.A.S.	Associate	1,148	—	—	1,148
Valores Simesa S.A.	Subsidiary	1,130	—	—	1,130
PA Distrito Vera	Associate	749	—	—	749
Cementos Argos S.A.	Financial instrument	—	21,920	—	21,920
Grupo de Inversiones Suramericana S.A.	Financial instrument	—	12,615	—	12,615
SURA ASSET MANAGEMENT S.A.	Financial instrument	—	—	423,997	423,997
EPSA S.A. E.S.P.	Financial instrument	—	—	128,450	128,450
Arrendamiento Operativo CIB S.A.C - Renting Perú (2)	Subsidiary	—	—	69,798	69,798
Concesiones CCFC S.A.	Associate	—	—	34,565	34,565
P. A. Cartera Factoring Valores Simesa	Financial instrument	—	—	25,074	25,074
Avefarma S.A.S.	Associate	—	—	20,658	20,658
CIFI (Corporación para el financiamiento y la infraestructura)	Financial instrument	—	—	20,065	20,065
Panamerican Pharmaceutical Holding Inc.	Associate	—	—	8,951	8,951
Servicios de Aceptación S.A.S.	Joint venture	—	—	8,927	8,927
Glassfarma Tech S.A.S.	Associate	—	—	4,424	4,424
Others		48,241	35,127	12,782	96,150
Total divestitures		190,835	124,386	790,464	1,105,685
(1)	The amounts disclosed in this table correspond to the consideration received as a result of the sale of each investment.

B.                BUSINESS OVERVIEW

B.1       GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full-service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 25 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate, Guatemala’s fourth-largest bank, Panama’s second-largest bank and off-shore banking subsidiaries in Panama, Cayman, Barbados and Puerto Rico, in each case measured by amount of gross loans.

Bancolombia and its subsidiaries offer the following products and services:

Savings and Investment: The Bank offers its customers checking accounts, savings accounts, fixed term deposits and a diverse variety of investment products that fit the specific transactional needs of each client and their income bracket, which can be opened through digital channels. The Bank also offers its clients and users the service of tax collection in all its branches, and through electronic and digital channels.

Ahorro a la Mano: This is a mobile phone-based savings account specially designed to serve low-income clients and those with no prior experience with banking products.

Financing: The Bank offers its customers a wide range of credit alternatives which include trade financing, loans funded by domestic development banks, working capital loans, credit cards, personal loans, vehicle loans, payroll loans and overdrafts, among others.

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

The Bank offers its clients direct access to local and international capital markets through a full range of brokerage and investment advisory services that cover equities and fixed income securities, proprietary trading and third-party asset management products, such as mutual funds, private equity funds, and privately managed investment accounts for institutional, corporate and private bank clients.

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

Investment Banking: The Bank, through its subsidiary Banca de Inversión, offers a wide variety of value-added services, including project and acquisition finance, debt and equity capital markets, principal investments (in real estate, industrials, manufacturing, construction), M&A, hedging strategies, restructurings, and structured finance across all economic sectors.

Trust and Fiduciary Services: The Bank, through its subsidiary Fiduciaria Bancolombia offers a broad and diversified portfolio of services for companies and individuals, meeting their needs with tailored services. These services include managing escrow accounts, multiple investment funds, and real estate funds.

Nequi (Digital Bank): Nequi is a digital platform that is seeking to disrupt the financial market in Latin America starting in Colombia and Panama. Nequi is a 100% digital bank that operates independently from Bancolombia´s brand and aims to address real financial needs of today's clients with a wide range of possibilities enabled by technology. Nequi is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Bancolombia’s branch network. Nequi offers saving accounts, a digital card, PayPal integration, nano-loans and third-party non-financial services, like utilities, entertainment and transportation among others, to over 10 million users in Colombia and over 134 thousand in Panama.

Nequi's business will be separated from the Bank in order to unlock its business value, which until now has been part of Bancolombia, and to enhance the development of the new entity that will be formed for these purposes, with a technological focus through an innovative and differential offering that will allow for faster response times in a highly competitive environment and the attraction of expert talent.

The separation is expected to take place in 2022, subject to the timeframe to be determined with the SFC, and is intended to be achieved through the establishment of a financing company (“Compañía de Financiamiento”). This process would consist of the following two stages: (i) formation of this financing company, consisting of the formation and operational authorization procedure before the SFC; and (ii) once the authorization is obtained, the assignment of assets, liabilities, and contracts corresponding to Nequi´s business from the Bank to the newly formed financing company. Although Nequi provides financial services, other strategies are being developed in integrated experiences through alliances with third parties.

Sustainable finance: Special lending lines designed to support our customers in the generation of positive impact on the environment and society. This includes, a sustainable credit line, for projects that promote the use of clean technologies, renewable energies, efficient use of energy, clean fuels, and reduction of waste and emissions. This also includes Sustainable/ESG credit loans for certified sustainable businesses, a gender focused sustainable credit line,  and a retail banking sustainable credit line.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and innovate in its product portfolio. Below is a brief description of the new products and services introduced in 2021:

Inversí: A digital investment solution focused on helping our clients increase the opportunities to meet their medium- and long-term objectives, through a financial plan that is managed by a team of experts. The assets in which you can invest through the solution are collective investment funds managed by Bancolombia.

ETF Listing in the Colombian Global Market: In September, 9 ETFs structured by BlackRock were listed on the Colombian Global Market (CGM). Our objective is to offer clients an investment option in international assets that allows them to diversify their investment portfolios, and their risk from the local market.

Tu360Negocios: A business network-type solution that allows our clients to seek strategic contacts for their growth, create new businesses and much more.

Tu360Compras: A platform that aims to be present in the daily lives of users, leveraging the use of financial products based on the real needs of the customer, attracting new customers to the Bank, and expanding the array of digital non-financial solutions in accordance with the demands of the current market.

Rent insurance: In November 2021, Bancolombia launched a new solution for its clients, which is called “Secure Rent”. This product allows clients to be protected in case a tenant falls behind or defaults on rent payments. Additionally, landlords will have access to home assistance services such as plumbing, locksmithing, electricity, glass replacement, among others. This product is exclusively offered to residential properties and its purchase is 100% digital.

Protected Withdrawal Insurance in ATMs:  In June 2021, Bancolombia launched the Protected Withdrawal Plan, a solution that allows clients to insure their cash withdrawals at Bancolombia’s ATMs and multifunctional machines. This new insurance policy applies in the event of a violent robbery when withdrawing money at an ATM or multifunctional machine. In those situations, the client will be reimbursed for the total value of the amount withdrawn, as long as the event takes place within two hours after the withdrawal. Additionally, this policy provides economic assistance to cover loss of personal documents in connection with the robbery, and in case the insured dies as a result of the event, the insurance will provide to the deceased’s relatives up to twice the value withdrawn at Bancolombia ATMs.

Alliance with Gemini for Cryptocurrency operations: In December 2021, Bancolombia established an alliance with the crypto exchange Gemini. This alliance will allow around 5,000 clients to make cash in and cash out transactions between Bancolombia and Gemini. The clients can use the funds they charge to their Gemini account to invest in the four cryptocurrencies that were authorized by the Colombian Financial Superintendence, which are Bitcoin, Ethereum, Litecoin and Bitcoin Cash. Additionally, clients can withdraw through their Bancolombia account the money they obtain from such investments. This service will be offered for one year, as it is a pilot test supervised by the Colombian Financial Superintendence with the objective of analyzing the interaction between regulated financial institutions and crypto exchanges. In addition, the Bank is exploring new business opportunities with cryptoassets in El Salvador as a result of the adoption of Bitcoin as legal tender, and in other jurisdictions.

Sustainability Linked Loans: A financial instrument launched in April 2021 with the aim of recognizing the commitment that some of our clients from the enterprise segment have to sustainable development; the interest rate of the loans will depend on the performance companies have in the achievement of one or several goals of ESG rating.

Below is a brief description of the new products and services introduced by Nequi in 2021:

Loan “Propulsor”: A personal loan product launched in October 2021, this product allows many customers to access credit in the financial system for the first time. Customers can request within the app a 100% digital loan. The product was launched for customers with a pre-approved limit, between COP $500,000 and COP $5,000,000. The customer can pay in 24 months.

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

During 2021, economic activity started to recover as government restrictions were gradually “relaxed” and vaccination programs against Covid-19 were commenced, resulting in better loan portfolio and deposits performance. Nonetheless, the Bank maintained high liquidity levels during the first half of the year.

However, we do not consider the seasonality of demand deposits to have a significant impact on our business, since the excess/shortage of liquidity has been managed through the treasury portfolio.

B.4            RAW MATERIALS

The Bank is not dependent on sources or availability of raw materials.

B.5            DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), an ATM network, online and computer banking, telephone banking, mobile phone banking services, and points of sale (or “Puntos de Atención Cercano”), among others. Transactions performed through electronic channels represented more than 94.52% of all transactions in 2021, vs 94.63% of all transactions in 2020. In addition, as of December 31, 2021, Bancolombia had a sales force of approximately 12,498 employees.

The following are the distribution channels offered by Bancolombia as of December 31, 2021:

Branch Network

Bancolombia’s consolidated branch network consisted of 1,015 offices, including 620 from Bancolombia S.A., 93 from Banco Agricola, 39 from Banistmo, 156 from BAM and 107 from other subsidiaries.

	Number	Number	Number
	of	of	of
Company*	branches	branches	branches
	2021	2020	2019
Bancolombia S.A.(unconsolidated)	620	666	686
BAM (Guatemala)	156	154	154
Banco Agrícola	93	92	94
Banistmo	39	39	43
Renting Colombia	46	43	42
Leasing Bancolombia (1)	20	17	18
Valores Bancolombia	17	17	18
Financomer	4	8	8
Fiduciaria Bancolombia	7	7	6
SUFI (2)	2	3	3
Banca de Inversión	2	2	2
Inversiones CFNS S.A.S.	2	2	2
Bancolombia Panama	1	1	1
Bancolombia S.A. Panama Branch	1	1	1
Valores Banistmo	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1
Arrendadora Financiera S.A.	1	1	1
Valores Banagricola, S.A. de C.V.	1	1	1
Transportempo S.A.S	1	1	1
Capital Investments SAFI S.A. (3)	—	—	1
Fondo Inversión Arrend.Operativo Renting Perú (3)	—	—	1
Total	1,015	1,057	1,085

*	For some subsidiaries, their central office is considered a branch.
(1)	Leasing Bancolombia is a brand of a division of Bancolombia S.A.
(2)	Sufi is a Bancolombia brand that operates 2 branches.
(3)	Closed operation.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as retail stores, to provide financial services and transactions in locations where banks and financial institutions have limited or no presence. As of December 31, 2021, Bancolombia has a total of 28,676 banking correspondents, including 22,818 in Colombia, 750 in Panama, 3,859 in Guatemala and 1,249 in El Salvador.

Puntos de Atención Móviles “PAM”

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2021, there were a total of 529 PAMs (497 in Colombia, 6 in Panama, 8 in Guatemala and 18 in El Salvador)

Kiosks

Kiosks are located inside the Bank’s branches, malls, and other public places and are used to provide the Bank’s clients with the possibility of conducting a variety of self-service transactions. As of December 31, 2021, there were a total of 397 kiosks, 210 in El Salvador and 187 in Colombia.

Automated Teller Machines “ATMs”

Bancolombia has a total of 6.094 ATMs, including 4,999 in Colombia, 604 in El Salvador, 337 in Panama, and 154 in Guatemala.

Online/Computer Banking

We offer multiple online and computer-based banking alternatives designed to fit the specific needs of our different client segments. Through a variety of platforms (computer and Internet-based solutions) our clients can review their account balances and monitor transactions in their deposit accounts, loans, and credit cards, make time deposits, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, negotiate stocks, learn about products and services and complete other transactions in real time.

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

Business Connections Banking Service

The Bancolombia Business Connections service is a new differentiating feature of our entire range of solutions, consisting of a direct connection between bank servers and the client through which transactions and documents exchange are carried out; the aim of which is to supplement the interaction with both our cash management and factoring products. Furthermore, it offers a secure, efficient, and impeccable option for clients to handle their funds and particularly their cash management needs in general.

B.6            PATENTS, LICENSES AND CONTRACTS

The Bank is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers). However, the Bank has entered into contracts with third parties who provide certain key services that are important to the Bank’s business. These services include online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services, and technological infrastructure, including cloud services where the Bank’s data will be stored, among others.

B.7            COMPETITION

Description of the Colombian Financial System

Overview

Since 2007, the Colombian banking system has been undergoing a period of expansion and consolidation, given the series of mergers and acquisitions that have taken place within the sector.

Recent developments include the transformation of Serfinansa, which was a commercial financing company, into the 26th bank in the financial system in February 2019. Additionally, in November 2021, Lulo Bank began to operate as the first digital bank, and in December 2021 BTG Pactual changed from an insurance brokerage to become the 28th Bank in the financial system.

In 2020, four financing companies went through changes in their shareholding structures: in January, Credifinanciera acquired Procredit Bank rebranding it Banco Credifinanciera; in April, Coltefinanciera acquired the rights and obligations of Multibank which ceased to act as a bank; Leasing Bancoldex merged with Arco Bancoldex in August; and Pagos Internacional was acquired by Banco W in November.

As of December 31, 2021, according to the SFC, the main participants in the Colombian financial system were 28 commercial banks (17 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 10 financing companies. In addition, trust companies, cooperatives, insurance companies, insurance brokerage and securities intermediaries, special state-owned institutions, and severance payments and pension funds also participate in the Colombian financial system.

Market and Credit Institutions’ Evolution in 2021

In 2015, Colombian financial institutions began reporting their consolidated financial results under the IFRS framework. However, in the case of credit institutions (including banks, financial corporations, financing companies and 38 financial cooperatives), the SFC has allowed the presentation of stand-alone financial statements under Colombian Banking GAAP, following Decree 1851 of August 2013, which regulates the Law 1314 of 2009 concerning the technical regulatory framework for institutions that report their financial results. Accordingly, the following information includes figures under Colombian Banking GAAP regulation, as reported by Colombian credit institutions to the SFC.

Loan growth at Colombian credit institutions was 10.3% in 2021, compared to 3.91% in 2020. Commercial loans grew by 7.83% in 2021, compared to 4.36% in the previous year. Consumer loans increased 12.76% in 2021, more than the 2.04% in 2020. Mortgage loans increased 14.25% in 2021, more than 2020 (7.06%), and small business loans grew 8.92% in 2021 from 0.92% in 2020.

The level of past-due loans held by credit institutions as a percentage of their total loan portfolio, decreased from 4.99% in December 2020 to 3.93% in December 2021. In addition, the coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), ended 2021 at 166.08%, compared to 153.89% at the end of 2020.

At the end of 2021, loan portfolios represented 61.41% of total assets, less than the previous year proportion which was 61.59%. Investments and derivatives, as a percentage of total assets, decreased from 23.22% at the end of 2020 to 22.49% at the end of 2021. Deposits decreased as a proportion of the total balance of liabilities from 73.71% in 2020 to 72.13% in 2021.

As of December 31, 2021, credit institutions recorded COP 861 trillion in total assets, representing a 12.01% increase compared to the previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 94.95% followed by financing companies with 1.60%, financial corporations with 2.93%, and financial cooperatives with 0.52%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 21.97% in December 2021 (including banks, financial corporations, financing companies and financial cooperatives), which is well above the minimum legal requirement of 9.8%.

Bancolombia and its Competitors

The following table shows a comparison between the key profitability, capital adequacy and loan portfolio quality indicators for Bancolombia and its main competitors unconsolidated, information applicable under Colombian regulations and published by the SFC.

					Past-due loans/		Allowances/
	ROE(1)		ROA(2)		Total loans		Past-due loans		Capital Adequacy
	Dic-21	Dic-20	Dic-21	Dic-20	Dic-21	Dic-20	Dic-21	Dic-20	Dic-21	Dic-20
Bancolombia(3)	13.1%	3.5%	2.0%	0.5%	4.1%	5.4%	184.1%	169.0%	21.1%	20.2%
Banco de Bogotá	17.8%	10.8%	4.0%	2.1%	4.1%	4.3%	167.0%	163.3%	29.8%	18.1%
Davivienda	9.2%	2.0%	1.0%	0.1%	4.1%	5.9%	141.5%	125.5%	22.0%	15.3%
BBVA	15.7%	9.4%	1.1%	0.7%	3.1%	3.2%	190.8%	210.6%	13.8%	14.7%
Banco de Occidente	10.5%	7.0%	1.0%	0.8%	3.6%	4.8%	178.2%	128.0%	11.4%	11.0%
Banco Corpbanca	3.2%	(34.9)%	0.3%	(3.4)%	4.3%	4.5%	162.5%	169.6%	13.7%	13.4%
Banco Colpatria	6.6%	(11.6)%	0.5%	0.9%	4.0%	8.1%	127.7%	119.1%	12.6%	11.7%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.
(2)	ROA is return on average assets
(3)	It is important to note that in 2020 Bancolombia adopted the Basel III standard for the capital adequacy. This was done in advance of the compulsory date of adoption. The main changes of the new regulation regarding the calculation of the solvency ratios cover: the inclusion of a greater portion of the shareholders equity, the risk weighted assets density, the deduction of goodwill and intangible assets, and the inclusion of operational risk, among others.

The following tables illustrate Bancolombia and its main competitor’s market share on an unconsolidated basis with respect to various key products, based on figures published by the SFC for the years ended December 31, 2021 and 2020::

Total Net Loans

Market Share

Total Net Loans – Market Share (%)	2021	2020
Bancolombia	26.4%	25.8%
Banco de Bogotá	11.7%	12.6%
Davivienda	16.6%	16.7%
BBVA	10.5%	10.3%
Banco de Occidente	6.2%	6.3%
Banco Corpbanca	3.8%	3.9%
Banco Colpatria	5.5%	5.2%
Others	19.2%	19.2%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts

Market Share

Checking Accounts – Market Share (%)	2021	2020
Bancolombia	30.3%	25.1%
Banco de Bogotá	17.1%	23.2%
Davivienda	11.8%	9.9%
BBVA	11.0%	11.5%
Banco de Occidente	8.1%	8.4%
Banco Corpbanca	2.8%	3.0%
Banco Colpatria	2.9%	2.8%
Others	16.0%	16.0%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits

Market Share

Time Deposits – Market Share (%)	2021	2020
Bancolombia	18.9%	20.2%
Banco de Bogotá	12.8%	12.7%
Davivienda	14.2%	16.0%
BBVA	12.9%	12.4%
Banco de Occidente	4.6%	4.0%
Banco Corpbanca	4.2%	4.2%
Banco Colpatria	7.4%	7.3%
Others	25.0%	23.2%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Saving Accounts

Market Share

Saving Accounts – Market Share (%)	2021	2020
Bancolombia	28.3%	28.0%
Banco de Bogotá	10.0%	11.7%
Davivienda	15.2%	14.1%
BBVA	10.3%	9.3%
Banco de Occidente	6.5%	6.1%
Banco Corpbanca	3.4%	2.9%
Banco Colpatria	5.9%	5.5%
Others	20.5%	22.4%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Banco Agrícola and its Competitors

In 2021, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of total assets, loans, deposits, stockholders’ equity and profits. The information presented in the following tables relates to Banco Agrícola and its competitors on a stand-alone basis and was prepared based on publicly available information prepared in accordance with El Salvador accounting standards, as reported to the “Asociación Bancaria Salvadoreña” or “ABANSA”.

The following table illustrates the market share for the main institutions of the Salvadorian financial system as of and for the year ended on December 31, 2021:

	Assets	Stockholders`Equity	Loans	Deposits	Profits
Banco Agrícola	28.2%	31.4%	27.7%	28.7%	47.3%
Cuscatlán	19.7%	20.2%	19.9%	20.2%	18.4%
Davivienda	15.7%	15.7%	16.9%	14.9%	15.1%
BAC	15.9%	14.1%	16.5%	16.6%	9.8%
Promerica	7.0%	5.7%	6.6%	7.1%	2.2%
Others	13.5%	12.9%	12.4%	12.5%	7.2%

Sources: ABANSA (Asociación Bancaria Salvadoreña)

The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA), as of December 31, 2021 and 2020:

Total Loans

Market Share

Total Loans - Market Share (%)	2021	2020
Banco Agrícola	27.7%	27.9%
Cuscatlán(1)	19.9%	20.2%
Davivienda	16.9%	17.2%
BAC	16.5%	16.1%
Promerica	6.6%	6.9%
Others	12.4%	11.7%

(1) During 2020, Banco Cuscatlán absorbed Scotiabank´s operations in El Salvador. Additionally, Citibank N.A. ceased being a member of ABANSA.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2021	2020
Banco Agrícola	23.8%	26.8%
Cuscatlán(1)	18.4%	20.0%
Davivienda	13.2%	13.3%
BAC	23.7%	22.2%
Promerica	7.6%	7.9%
Others	13.3%	9.8%

(1) During 2020, Banco Cuscatlán absorbed Scotiabank´s operations in El Salvador. Additionally, Citibank N.A. ceased being a member of ABANSA.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2021	2020
Banco Agrícola	18.6%	19.7%
Cuscatlán(1)	20.5%	20.9%
Davivienda	17.9%	18.1%
BAC	14.6%	13.8%
Promerica	9.1%	9.4%
Others	19.3%	18.1%

(1) During 2020, Banco Cuscatlán absorbed Scotiabank´s operations in El Salvador. Additionally, Citibank N.A. ceased being a member of ABANSA.

Saving Accounts

Market Share

Saving Account - Market Share (%)	2021	2020
Banco Agrícola	42.6%	43.1%
Cuscatlán(1)	21.5%	20.7%
Davivienda	13.7%	14.1%
BAC	12.0%	12.4%
Promerica	4.9%	4.6%
Others	5.3%	5.1%

(1) During 2020, Banco Cuscatlán absorbed Scotiabank´s operations in El Salvador. Additionally, Citibank N.A. ceased being a member of ABANSA.

Banistmo and its Competitors

Banistmo, a leading company in Panama, is the second largest bank in the country with 10.5% market share by loans. The following table illustrates the market share for the main institutions of the Panamanian financial system for the year ended in December 31, 2021.

	MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	8.7%	8.9%	10.5%	11.1%	4.0%
Banco General	14.6%	11.5%	14.7%	21.3%	27.5%
Global Bank	7.1%	5.2%	8.5%	7.8%	0.7%
Banesco	3.8%	3.1%	4.5%	5.6%	0.8%
BAC	8.5%	22.4%	6.0%	8.8%	40.4%
Others	57.3%	49.0%	55.7%	45.4%	26.7%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

The following tables illustrate the market share of Banistmo and its main competitors, based on figures published by the Superintendency of Banks of Panama for the years ended in December 31, 2021 and 2020:

Total Loans

Market Share

Total Loans - Market Share (%)	2021	2020
Banistmo	10.5%	10.5%
Banco General	14.7%	15.6%
Global Bank	8.5%	9.0%
Banesco	4.5%	4.4%
BAC	6.0%	5.7%
Others	55.8%	54.8%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Saving Accounts

Market Share

Saving Account - Market Share (%)	2021	2020
Banistmo	11.9%	11.8%
Banco General	29.5%	29.7%
Global Bank	7.9%	7.9%
Banesco	7.4%	8.2%
BAC	3.4%	3.7%
Others	39.9%	38.7%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2021	2020
Banistmo	10.6%	11.1%
Banco General	26.4%	26.5%
Global Bank	3.9%	4.0%
Banesco	6.7%	5.7%
BAC	10.3%	10.4%
Others	42.1%	42.3%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Time Deposits

Market Share

Time Deposits - Market Share (%)	2021	2020
Banistmo	11.0%	11.0%
Banco General	15.9%	16.5%
Global Bank	9.0%	9.0%
Banesco	4.3%	4.6%
BAC	10.8%	9.1%
Others	49.0%	49.8%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

BAM and its Competitors

BAM is the fifth largest bank in the banking system in Guatemala measured by total assets, deposits and stockholders’ equity, and the fourth in terms of net loans.

As of December 31, 2021, the “Superintendencia de Bancos de Guatemala” or “SIB” has under its supervision and inspection, 17 banking entities. The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB.

The following table illustrates the market share for the main institutions of the financial system as of and for the year ended December 31, 2021:

	MARKET SHARE
	Assets	Stockholders’ Equity	Net Loans	Deposits	Profits
Banco Industrial	28.5%	23.9%	29.7%	26.1%	25.9%
Banrural	22.0%	22.0%	16.3%	23.2%	19.8%
Banco G&T Continental	14.0%	14.2%	11.3%	14.4%	12.8%
BAC-Reformador	8.4%	7.5%	11.4%	8.9%	6.3%
Banco Agromercantil	7.9%	7.9%	11.3%	7.8%	8.1%
Bantrab	7.1%	11.1%	7.6%	7.3%	11.6%
Banco Promerica	4.4%	4.5%	5.5%	4.6%	5.7%
Others*	7.7%	8.9%	6.9%	7.7%	9.8%

* Others Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.  Source: Superintendencia de Bancos de Guatemala.

The following tables illustrate the market share of BAM on a stand-alone basis and its main competitors, based on figures published by the SIB, under Guatemalan banking regulations as of December 31, 2021 and 2020:

Net Loans

Market Share

Net Loans - Market Share (%)	2021	2020
Banco Industrial	29.7%	28.8%
Banrural	16.3%	17.1%
BAC-Reformador	11.4%	11.6%
Banco Agromercantil	11.3%	11.3%
Banco G&T Continental	11.3%	11.4%
Bantrab	7.6%	7.6%
Banco Promerica	5.5%	5.1%
Others*	6.9%	7.1%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2021	2020
Banco Industrial	31.3%	29.6%
Banrural	22.6%	22.8%
Banco G&T Continental	15.0%	15.5%
BAC-Reformador	11.5%	11.9%
Banco Agromercantil	6.4%	6.7%
Banco Promerica	2.9%	2.6%
Bantrab	1.3%	1.3%
Others*	9.0%	9.6%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2021	2020
Banco Industrial	23.4%	20.9%
Banrural	19.3%	19.0%
Bantrab	14.3%	14.9%
Banco G&T Continental	10.1%	9.4%
BAC-Reformador	8.5%	10.0%
Banco Agromercantil	8.2%	8.3%
Banco Promerica	7.9%	8.2%
Others*	8.3%	9.3%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.Source: Superintendencia de Bancos de Guatemala.

Saving Accounts

Market Share

Saving Accounts - Market Share (%)	2021	2020
Banrural	30.2%	31.0%
Banco Industrial	22.5%	24.1%
Banco G&T Continental	20.2%	19.2%
Banco Agromercantil	9.1%	8.9%
Bantrab	5.6%	4.7%
BAC-Reformador	5.5%	5.4%
Banco Promerica	2.0%	1.8%
Others*	4.9%	4.9%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala.

B.8            SUPERVISION AND REGULATION

Colombian Banking Regulators

The Colombian Constitution grants power to the congress of Colombia to prescribe the general legal framework of the financial system and within such framework the Government issues regulations. Multiple agencies are vested with the authority to regulate the financial system, including the board of directors of the Central Bank, the Ministry of Finance and Public Credit (the “Ministry of Finance”), the SFC, the SIC and the Self-Regulatory Organization (“Autoregulador del Mercado de Valores” or “AMV”). The following is a description of their functions:

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

The Ministry of Finance has the function, among others, of regulating, through the Unit of Financial Regulation, all aspects of financial and insurance activities. It is responsible for regulations relating to capital adequacy, legal lending limits, authorized operations, disclosure of information and accounting of financial institutions on a high level, which matters are then regulated in detail by the SFC.

The SFC is the authority responsible for licensing, supervising and regulating financial institutions, the Bank. The SFC has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The SFC is also responsible for monitoring, supervising and regulating the market for publicly traded securities in Colombia.

The AMV is the self-regulatory organization of Colombia. The AMV may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations. All capital market intermediaries, including the Bank, must become members of the AMV and are subject to its instructions.

The SIC is the authority responsible anti-trust and data protection matters, and has jurisdiction over the Bank.

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is described below.

Decree 663 of 1993, as amended, defines the structure of the Colombian financial system and establishes the permitted forms of business entities and their authorized activities. Furthermore, Decree 663 of 1993 sets forth (i) licensing requirements, (ii) the procedure applicable for mergers and acquisitions, spin-offs, and other corporate reorganizations of the aforementioned entities, (iii) specific regulations that apply to the issuance and sale of shares and other securities by such entities, and (iv) certain rules regarding the activities of officers and directors of such institutions, among others.

Decree 2555 of 2010 compiles regulations that were previously issued in separate decrees, including regulations regarding banking, insurance and securities market activities, capital adequacy requirements, principles relating to the determination, dissemination and publication of rates and prices of products and financial services, and lending activities.

External Circulars 029 of 2014 and 100 of 1995 compile the rules and regulations issued by the SFC that apply to financial institutions and other entities under its supervision.

Financial institutions are subject to further rules if they engage in additional activities. Law 964 of 2005 (securities market law) regulates securities activities, which may be performed by banks, and securities offerings. External Resolution 1 of 2018 (foreign exchange regulations), and External Resolution 4 of 2006 issued by the board of directors of the Central

Bank, defines the different activities that banks, including the Bank, may perform as foreign exchange market intermediaries, including lending in foreign currencies and investing in foreign securities.

Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

Financial Conglomerates

Law 1870 of 2017 (“Law 1870”) implemented the legal framework for the regulation and supervision of financial conglomerates in areas such as regulatory capital, related party transactions, corporate governance principles, conflicts of interest and risk management, among others. According to Law 1870, a financial holding company may acquire that status by either (i) having significant influence over a financial institution or (ii) controlling a financial institution. A financial holding company (1) has significant influence over a financial institution when it directly or indirectly, holds more than fifty percent (50%) of the voting capital of the financial institution, excluding from the calculation voting capital held by entities that under their regulations are not allowed to control a financial institution (such as pension funds), and (2) controls a financial institution, when it has (i) more than 50% of the voting capital of the financial institution, (ii) the majority of the votes in the Board of Directors of the financial institution or the right to elect a majority of its members or (iii) a dominant influence over the decisions made by the financial institution as a result of an agreement with the financial institution or its shareholders as established in articles 260 and 261 of the Colombian Code of Commerce.

The Government has issued several decrees pursuant to its authority under Law 1870, including Decree 774 of 2018, which regulates capital adequacy requirements for financial conglomerates, and Decree 1486 of 2018, which regulates the criteria to determine related parties, risk concentration limits and conflicts of interest. These regulations provide that when financial institutions fulfill capital adequacy requirements and solvency ratios on a stand alone basis, authorities may not impose solvency ratios on the financial conglomerate as a whole.

The law also reinforced the mechanism for the resolution of credit institutions - deposit-taking institutions under Colombian Law - by establishing the concept of the bridge bank, an entity used to facilitate the purchase of assets and transfer of liabilities from failing institutions.

Pursuant to the financial conglomerates regime, Grupo de Inversiones Suramericana S.A. has significant influence and, therefore, is the financial holding company of Bancolombia only for the purposes of the financial conglomerates framework. These new regulations require Grupo de Inversiones Suramericana S.A. to: (i) continue strengthening the Bank’s Corporate Governance System as a Financial Conglomerate; (ii) review the risk management and capital adequacy models; and (iii) strengthen the internal control and information reporting systems of the companies that make up the conglomerate under this framework. The SFC has authority to implement applicable regulations and, accordingly, from time to time issues administrative resolutions and circulars.

Key interest rates

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (“interés bancario corriente”), certified and calculated by the SFC as the average rate of interest ordinarily charged by banks for loans made during a specified period. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2021, the banking interest rate for small business loans was 37.36% and for all other loans was 17.46%.

Capital adequacy requirements – Basel III

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on most of the Basel III standards. This regulation provides for a gradual implementation plan beginning in 2021 and ending in 2024 for requirements regarding solvency ratios and capital buffers. The SFC issued External Circular 020 of 2019 which sets requirements in relation to capital adequacy requirements for credit institutions and information reporting to the SFC. Some of the highlights of this regulation are as follows:

●	The technical capital (“Technical Capital”) is calculated as the sum of Common Equity Tier One Capital (the “patrimonio básico ordinario”), the Additional Tier One Capital (“patrimonio básico adicional”) and the Tier Two Capital (“patrimonio adicional”).
●	Revised criteria for debt and equity instruments to be considered Common Equity Tier One Capital, Additional Tier One Capital, and Tier Two Capital were established. Additionally, the SFC must review whether a given instrument adequately complies with the applicable criteria in order for an instrument to be considered Tier One Capital or Tier Two Capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as Tier One Capital or Tier Two Capital shall not be considered Tier One Capital or Tier two Capital for purposes of capital adequacy requirements.
●	The Capital Adequacy Ratio is set at a minimum of 9% of the financial institution’s total risk-weighted assets; however, each entity must comply with: (i) a minimum basic solvency ratio of 4.5% (which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items); (ii) a minimum additional basic solvency ratio (which is defined as the sum of Common Equity Tier One Capital after deductions and Additional Tier One Capital, divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 4.875% which began on January 1, 2021, increasing gradually up to 6% as of January 1, 2024; (iii) a capital conservation buffer (which is defined as the Common Equity Tier One Capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 0.375% which began on January 1, 2021, increasing gradually up to 1.5% as of January 1, 2024; (iv) a systemically important institution buffer (which is defined as the Common Equity Tier One after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items) of 0.25% which began on January 1, 2021, increasing gradually up to 1% as of January 1, 2024 (Bancolombia was recognized by the SFC as a domestic systemically important institution in Colombia); and (v) a combined buffer equivalent to the sum of the aforementioned buffers as of January 1, 2024. These ratios apply to credit institutions individually and on a consolidated basis.
●	Credit establishments must comply with a minimum leverage ratio of 3%, which is defined as the sum of the Common Equity Tier One Capital after deductions and the Additional Tier One Capital, divided by the leverage value. The leverage value is the sum of all net assets, the net exposures in all repo, simultaneous transactions and temporary transfer of securities, the credit exposures in all derivative instruments, and the exposure value of all contingencies.
●	Credit establishments must comply with minimum capital requirements for operational risk. This new capital requirement will be determined by the product of the Business Indicator (“indicador de negocio”), the Operational Risk Coefficient (“coeficiente de riesgo operacional”) and the Internal Loss Multiplier (“indicador de pérdida interna”). The Operational Risk Coefficient will be 12% of the Business Indicator, but if the Business Indicator exceeds COP 3 billion, the coefficient will be 15% for the excess amount. Each entity was required to comply with the requirement as of January 1, 2021.

For more information, see “Item 5. Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy.”

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. The minimum capital requirement for banks, including Bancolombia, for 2022 is COP 107,849 million. Failure to meet such requirement can result in the taking of possession (“toma de posesión”) of the Bank by the SFC (see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation – Bankruptcy Considerations”).

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

Foreign Currency Position Requirements

According to External Resolution 1 of 2018 issued by the board of directors of the Central Bank as amended or supplemented (“Resolution 1 of 2018”), a financial institution’s foreign currency position is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items). In the case of foreign exchange market intermediaries that consolidate financial statements and have controlled foreign investments, such as the Bank, the value of controlled foreign investments, and (ii) the value of derivatives and other liabilities designated by the intermediary as hedging instruments for the controlled foreign investments are excluded from its foreign currency position.

Also, Resolution 1 of 2018 provides foreign currency position limits, so that their positions may not exceed certain percentages of their technical capital in specific periods; and requires banks to calculate a gross position of leverage (“posición bruta de apalancamiento”) as it relates to its foreign currency position.

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

Non-Performing Loan Allowance

The SFC maintains rules on non-performing loan allowances for financial institutions; the allowance level of these loans is determined by the profile and risk conditions of the clients and according to the specific conditions of the loan. These rules apply to Bancolombia’s financial statements on a stand-alone basis for Colombian regulatory purposes. Non-performing loan allowances in the Consolidated Financial Statements are calculated according to IFRS.

Lending Activities

Decree 2555 of 2010, as amended, sets forth the legal lending limits, which provide for the maximum amounts that a financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a bank’s technical capital. However, the limit is raised to 25% when amounts lent above 5% of technical capital are secured by guarantees that comply with the financial guidelines provided in Decree 2555 of 2010, as amended.

Also, in no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank’s capital stock exceed 20% of the Bank’s technical capital. In addition, no loan to a single financial institution may exceed 30% of the Bank’s technical capital, with the exception of loans funded by Colombian development banks which are not subject to such limit.

Decree 2555 of 2010 also sets a maximum limit of 30% of the Bank’s technical capital for single-party risk, the calculation of which includes loans, leasing operations and equity and debt investments.

Ownership and Management Restrictions

The Bank is organized as a stock company (“sociedad anónima”). Its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commercial Code which requires stock companies (such as the Bank) to have a minimum of five shareholders at all times and provides that no single shareholder may own 95% or more of the Bank’s subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits the Bank’s subsidiaries from acquiring stock of the Bank.

Pursuant to Decree 663 of 1993, as amended, any transaction resulting in an individual or entity holding 10% or more of the outstanding shares of any Colombian financial institution, including, in the case of the Bank, transactions resulting in holding ADRs representing 10% or more of the subscribed capital stock of the Bank, is subject to the prior authorization of the SFC. For that purpose, the SFC must evaluate the proposed transaction based on the criteria and guidelines specified in Decree 663 of 1993. Transactions entered into without the prior approval of the SFC are null and void and cannot be recorded in the Bank’s stock ledger. These restrictions apply equally to Colombian and foreign investors.

Bankruptcy Considerations

Colombian banks and other financial institutions are subject to special rules regarding insolvency, restructuring and liquidation. Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. The SFC also conducts periodic visits to financial institutions and may impose capital or solvency obligations on financial institutions without taking control of such financial institutions.

The SFC may intervene in a bank’s business: (i) prior to the liquidation of the bank, in order to prevent the bank from entering into a state where the SFC would need to take possession by taking one of the following recovery measures (“institutos de salvamento”): (a) submitting the bank to a special supervision regime; (b) issuing a mandatory order to recapitalize the bank; (c) placing the bank under the management of another authorized financial institution, acting as trustee; (d) ordering the transfer of all or part of the assets, liabilities and contracts of the bank to another financial institution; (e) ordering the bank to merge with one or more financial institutions that consent to the merger; (f) ordering the adoption of a recovery plan by the bank pursuant to guidelines approved by the government; (g) ordering the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; or (h) ordering the progressive unwinding (“desmonte progresivo”) of the operations of the bank; or (ii) at any time, by taking possession of the bank to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the SFC.

The financial conglomerates act also reinforced the mechanism for the resolution of credit institutions - deposit-taking institutions under Colombian Law - by establishing the concept of the bridge bank, an entity used to facilitate the purchase of assets and transfer of liabilities from failing institutions.

Taking possession is mandatory in the following events: (i) if the financial institution’s technical capital falls below 40% of the legal minimum; or (ii) upon the expiration of the term of any then-current recovery plans or the non-fulfillment of the goals set forth in such plans.

Additionally, and subject to the approval of the Ministry of Finance, the SFC may, at its discretion, initiate intervention procedures against a bank under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal to submit its files, accounts and supporting documentation for inspection by the SFC; (iv) refusal to be interrogated under oath regarding its business; (v) repeated failure to comply with orders and instructions from the SFC; (vi) repeated violations of applicable laws and regulations or of the bank’s by-laws; (vii) unauthorized or fraudulent management of the bank’s business; (viii) reduction of the bank’s net worth below 50% of its subscribed capital; (ix) existence of serious inconsistencies in the information provided to the SFC that, at its discretion, impedes the SFC to accurately understand the situation of the bank; (x) failure to comply with the minimum capital requirements; (xi) failure to comply with the recovery plans that were adopted by the bank; (xii) failure to comply with the order of exclusion of certain assets and liabilities to another institution designated by the SFC; and (xiii) failure to comply with the order of progressive unwinding of the operations of the bank.

Upon the taking of possession of a bank, the SFC may (but is not required to) order the bank to suspend payments to its creditors. The SFC has the power to determine that such suspension will affect all of the obligations of the bank, or only certain types of obligations or even obligations up to or in excess of a specified amount.

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

In the event of liquidation, bank deposits and certain other types of saving instruments are excluded from the process and paid prior to any other liabilities. The remaining claims are recognized in accordance with applicable law and the following rank: (i) claims related to court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) claims secured by liens; (iii) claims secured by real estate collateral, such as mortgages; (iv) other claims of the tax authorities that are not included in the first class of claims and claims of suppliers of raw materials and inputs to the debtor; and (v) finally, all other claims without any priority or privilege, provided, however, that among credits of the fifth class, subordinated debt will be ranked junior to the external liabilities (“pasivos externos”) and senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to the full satisfaction of claims in the prior category.

Deposit insurance—Troubled Financial Institutions

Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient’s shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions.

To protect the customers of commercial banks and certain financial institutions, Resolution 1 of 2012 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance. Banks must pay an annual premium of 0.30% of total funds received on saving accounts, checking accounts, certificates of deposit and other deposits, which is paid in four quarterly installments. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank up to a maximum of COP 50 regardless of the number of accounts held.

Risk Management Systems

Commercial banks must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; (v) money laundering and terrorism; and (vi) counterparty.

Through Circular 018 of 2021, the SFC issued the regulatory framework for the Comprehensive Risk Management System (“Sistema Integral de Administración de Riesgos”, or “SIAR”), which will be effective as of June 1, 2023, with the exception of certain provisions related to risk data aggregation and reporting, which will be effective as of December 31, 2023, at the latest. These provisions require financial entities to have a global vision of the risks to which they are exposed, since it integrates the management of credit, market, operational, liquidity, counterparty, guarantee, insurance and country risks. Thus, in compliance with this regulation, on December 22, 2022, the Bank's internal SIAR implementation plan was sent to the SFC.

Commercial banks generally have several risk measurement methods, including the risk weighted assets measurement which is calculated according to weight percentages assigned to different types of assets. There are some exceptions in which the weight percentage is higher and is calculated based on the associated risk perception of the evaluated asset. Provisions, which are calculated on a monthly basis, are another risk measurement method. The above only applies to stand-alone financial statements.

With respect to market risks, commercial banks must follow the provisions of the Circular Externa 100 of 1995 issued by the SFC (“Basic Accounting Circular”), which defines criteria and procedures for measuring a bank’s exposure to interest rate, foreign exchange, and market risks. Under such regulations, banks must submit to the SFC information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Colombian banks are required to calculate, for each position on the statement of financial position, a volatility rate and a parametric value at risk (“VaR”), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the SFC.

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

Financial entities are also required to meet the Net Stable Funding Ratio (“Coeficiente de Fondeo Estable Neto” or “NSFR”) requirements. The NSFR will require credit institutions, such as the Bank, to maintain a stable funding profile in relation to the composition of their assets. The NSFR is a ratio that seeks to limit excessive dependency on unreliable financing sources for strategic assets which are often illiquid. The NSFR is defined as the amount of Available Stable Funding, which includes equity and liabilities that will remain with the credit institution for more than one year. This ratio should be equal to at least 100% on an ongoing basis (Fondeo Estable Disponible or “FED”) of the amount of Required Stable Funding (“Fondeo Estable Requerido”). The ratio started to be reported on March 31, 2020. Nonetheless, the External Circular 015 of 2021 maintained until March 31, 2023 the 25% weighting for the FED in demand and term deposits (less than six months) of financial entities and open collective investment funds, noting that this does not affect the schedule of convergence and compliance with the regulatory minimum of the NSFR in the terms established in External Circular 019 of 2019.

With respect to operational risk, commercial banks must assess, according to principles provided by the Basic Accounting Circular, each of their business lines (such as corporate finance, purchases and sales of securities, commercial banking, asset management, etc.) in order to record the risk events that may occur and result in fraud, technology problems, legal and reputational problems and problems associated with labor relations at the applicable bank.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993; the External Circular 029 of 2014 issued by the SFC; and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows the FATF’s recommendations. In 2022, the SFC introduced new requirements for financial entities and their risk management systems for Anti-Money Laundering/Combating the Financing of Terrorism (AML/CFT) – in Colombia referred to as the “Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo” (“SARLAFT”). The new SARLAFT requirements include: due diligence on ultimate beneficial owners and politically exposed persons; countermeasures to circumstances that involve high-risk countries; information requirements in international and domestic transactions; supervision in correspondent activities; enhancement of technology tools and digital use of potential customer's identity, among others.

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

Consumer Protection

Law 1328 of 2009 establishes a set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. This law also gives foreign banks more flexibility to operate in Colombia through “branches”. Following its adoption, credit institutions were allowed to operate leasing businesses and banks were allowed to extend loans to third parties so that borrowers could acquire control of other companies.

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

Among the countries where Bancolombia operates, Colombia, the Cayman Islands, and Panama have signed an IGA Model 1. In addition, certain subsidiaries of Bancolombia located in other countries have transmitted directly to the IRS the information required pursuant to FATCA, since those other countries have not entered into an IGA.

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

Among the countries where Bancolombia operates, Colombia and Panamá, have entered into the MCAA.

Compliance with the terms of the international conventions signed for the exchange of information under CRS, the laws or any other regulations enforced in the relevant jurisdictions may increase Bancolombia´s compliance costs.

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

In order to implement Basel III capital standards, the Superintendency of Banks of the Republic of Panama issued in January 2015 an agreement on Capital Adequacy. This agreement sets forth the new composition of a banking institution’s capital base, as well as the new capital adequacy ratio, including tier 1 core capital ratio and tier 1 capital ratio, all consistent with Basel III standards. This agreement became effective in June 2016 and as of January 1, 2019, the new standards became fully applicable. Regarding liquidity, banks operating under a general banking license, or General License Banks, are currently required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks. Additionally, General License Banks are required to maintain assets in Panama of no less than 60% of their local deposits or any other percentage fixed by the Superintendency of Banks. Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are immune from attachment or seizure proceedings. However, in 2018, the Superintendency of Banks of the Republic of Panama, moving forward with the implementation of Basel III liquidity standards, issued an agreement on Liquidity Coverage Ratio (LCR), also requiring General License Banks to maintain high quality liquid assets in relation to its short-term net cash outflows. Daily compliance with the LCR (High Quality Liquid Assets as a percentage of net cash outflows) is being implemented progressively, beginning in December 2018 with a compliance percentage of 25%, until achieving a 100% compliance percentage in December 2022.

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

As for credit risk, in March 2016, the Superintendency of Banks of the Republic of Panama issued Accord No.3-2016, which sets forth new risk weights applicable to on and off-balance sheet credit exposures, which are more risk sensitive in line with Basel II and Basel III standards. The Accord introduced the treatment of counterparty exposures in derivatives transactions, as well as credit risk mitigation techniques, such as the treatment of financial collaterals.

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

Banks and banking groups (defined as the holding company and all direct and indirect subsidiaries of the holding company) are subject to inspection by the Superintendency of Banks, which must take place at least once every two years. The Superintendency of Banks is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities. The Superintendency of Banks can assume the administrative and operating control of a bank, including possession of its assets and seizure of its management in order to defend the best interest of the bank’s depositors and creditors, under any of the following grounds: (i) at the request of the bank; (ii) if the bank may not continue operations without endangering the interests of the depositors; (iii) as a consequence of the evaluation of an advisor’s report; (iv) noncompliance with the measures ordered by the Superintendency of Banks; (v) if the bank carries out its operations in an illegal, negligent or fraudulent manner; (vi) if the bank has suspended payment of its obligations; and (vii) if the Superintendency of Banks confirms that capital adequacy, solvency or liquidity of the bank has deteriorated in such a way as to require the Superintendency of Banks intervention. Upon expiration of the period of administrative control, the Superintendent will decide whether to proceed with the reorganization of the bank, the compulsory liquidation of the bank or the return of administrative and operating control to the directors or legal representatives of the bank, as applicable.

The Superintendency of Banks of the Republic of Panama is also in charge of the supervision and oversight of the trust business, regulated by Law 1 of 1984, which set forth aspects such as minimum requirements of trust agreements, characteristics of trusts, rights and responsibilities of grantors, trustees and beneficiaries.

Law No.21 of 2017 strengthens the oversight and regulation capabilities of the Superintendency of Banks, regarding the trust business. The Law imposes higher standards and provides for more detailed supervision, with respect to matters such as licensing, prudential regulation, corporate governance, reporting and customer protection, amongst others.

Other Regulations in Panama

Securities market activities in Panama are subject to the supervision, control and oversight of the Superintendency of the Securities Market. These activities are primarily regulated by Law Decree 1 of 1999, as amended by several laws. which established important changes in order to strengthen the regulatory framework of the Panamanian securities market and increase investors’ confidence. Among the most important changes introduced by these amendments are the following: (i) the establishment of a coordination and cooperation system between the financial supervisors, enabling a more comprehensive supervision of financial conglomerates; (ii) the establishment of the Superintendency of the Securities Market, as the supervising entity replacing the previous National Securities Commission; (iii) authorizing the Superintendency of the Securities Market to carry out consolidated supervision, as home supervisor of intermediaries having agencies abroad, and to enter into cooperation agreements with foreign supervisors to facilitate the consolidated supervision; (iv) the regulation of foreign currency exchange as a securities activity; (v) the introduction of provisions regarding clearing and settlement of securities and financial instruments; and (vi) the creation of new participants to promote over-the-counter transactions.

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

Panama has also enacted a series of laws in order to prevent, detect and punish money-laundering activities. In Panama, anti-money laundering requirements are primarily regulated by (i) Executive Decree No. 136 of June 9, 1995, which created a Financial Analysis Unit (“UAF”) for the Prevention of Money Laundering, and (ii) Law No. 23 of April 27, 2015 (as amended, “Law 23”), regulated by Executive Decree No. 363 of August 13, 2015, whereby banks and trust corporations, among other financial institutions, are required to perform their operations with due diligence and due care conducive to preventing said operations, to be performed with funds, or over funds, generated from activities related to money laundering.

Law 23 and Accord No. 7 of 2015 provide that the following entities are deemed to be “supervised entities” for purposes of money laundering, financing of terrorism or any other illicit activity: (i) banks; (ii) bank groups; (iii) trust corporations; (iv) leasing companies; (v) factoring companies; (vi) credit, debit or pre-paid card processing entities; (vii) companies engaged in remittances or wire transfers; and (viii) companies that provide any other service related to trust companies. These entities must take necessary measures to prevent their operations and/or transactions from being used for money laundering, financing of terrorism or any other illicit activity, including tax evasion. Following recommendations from the Financial Action Task Force (FATF), Law No.70 of 2019 was enacted to include tax evasion as an offense precedent to money laundering, complemented by Law 254 of November 11, 2021, that includes dispositions on fiscal transparency and anti-money laundering prevention, focusing on availability of accounting records, due diligence, and final beneficiary dispositions.

Panama has also moved forward with the adoption of international standards on transparency and cooperation on tax matters, through the approval of the Inter-Governmental Agreement for the implementation of FATCA in 2016, the commitment regarding the automatic exchange of information on a bilateral basis and under the Common Reporting Standard, beginning in September 2018, and the ratification of the Multilateral Convention on Mutual Administrative Assistance on Tax Matters in 2017. All of the above have enabled the exchange of information for tax matters between the Panamanian tax authorities, and a broader set of countries to implement these commitments. Regulations were adopted in 2016 and 2017, and later amended, setting forth the obligations and responsibilities of banking institutions, regarding due diligence procedures in order to identify reportable accounts under FATCA and CRS, as well as responsibilities regarding control measures and reporting requirements necessary to comply with such international standards and agreements.

Financial Regulation in El Salvador

Decree 592 of 2011, entitled “Supervision and Regulation of the Financial System” (“Ley de Supervisión y Regulación del Sistema Financiero”) was enacted to strengthen the State’s organization, adapting all supervision and regulatory institutions to the economic reality of the financial system. Decree 592 states that the Superintendency of the Financial System and the Central Reserve Bank of El Salvador are mandated to supervise all members of the financial system and to approve the necessary regulation for the adequate application of Decree 592.The Superintendency of the Financial System is responsible for the supervision of the individual and consolidated activities of all the members in the Salvadorian financial system, as well as the people, operations and entities described in the law.

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

In 2015, the Salvadorian congress amended Decree 592 to include within the scope of the supervision of the Superintendency of the Financial System all legal entities dedicated to the money transfer business. In 2016 another amendment to Decree 592 was enacted to define the requirements that must be met by valuation experts when elaborating valuation reports in connection with guarantees of loans granted by financial entities.

Banking Law of El Salvador

Decree 697 of 1999 enacted by Salvadorian congress, regulates the financial intermediation activities and other operations performed by banks. Banks are required to establish a liquidity provision as required by the Superintendency of the Financial System in accordance with the deposits and liabilities of each bank.

According to the Salvadorian regulation, the liquidity provision for Salvadorian banks as of December 31, 2021 are:

Ordinary Reserve Requirements
%
Checking accounts	15%
Saving accounts	15%
Time deposits	12%
Borrowings from foreign banks	3%
Long-term debt(1)	5%- 15%
Checking accounts	15%

(1)	15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year. Investment Certificates with maturity equal or more than 5 years with mortgage guarantee, are not obliged to have reserves.

* Transitional regime due to the pandemic. Beginning from June 2021, it will change progressively.

Monetary Integration Law of El Salvador

The Monetary Integration Law adopted the U.S. dollar as the legal tender, establishing a fixed exchange rate of 8.75 Colones per USD 1.00. The colón continues to have unrestricted legal circulation, but the Central Reserve Bank has replaced it with the U.S. dollar each time colón bills and coins were used in commercial transactions.

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

This Law also provides for the creation of investment fund managers who are responsible for performing all activities, contracts, and operations necessary for the administration and operation of investment funds.

In 2016, the Central Bank enacted Technical Standards (“Normas Técnicas”) to apply this Law. Such technical standards include standards regarding permitted transactions by the investment funds, and standards related to the disclosure of information, among other things.

Financial Inclusion Law

This law was enacted by the Salvadorian congress in September 2015 and aims to promote financial inclusion and competition in the Salvadorian financial system, as well as to reduce costs for users and customers of such system, through: a)  the authorization of Electronic Money Issuers and the rules for their transactions, limits and backup deposits at the Central Reserve Bank; and b) authorizing existing banks to use the “Simplified Account”, an account that doesn’t require customers to have a tax ID and allows limited balances and transactions.

This law encourages and promotes citizens to have access to formal financial services and to use retail payment instruments to achieve their insertion into productive activities, contributing to the improvement of their quality of life and well-being, and therefore the law facilitates the development of financial products that are designed having in mind the income levels and volume of transactions of the low-income population.

Consumer Protection Law

This law has been in force in El Salvador since September 2005. Its purpose is to protect the rights of consumers in order to ensure balance, certainty and legal security in their relationships with commercial establishments, including financial institutions, retailers and suppliers. The law also, created the institutional framework to enable enforcement of the law and safeguard consumer’s rights.

The law applies to commercial activities generally, e-commerce included, but also has specific regulations that apply to financial services providers, especially regarding obligations and prohibitions, as well as setting limits for the amounts of bank fees and surcharges, and contract requirements.

Bitcoin Law

On June 8, 2021, the Congress of the Republic of El Salvador enacted Legislative Decree 57 with the purpose of regulating Bitcoin as legal tender, unrestricted in any type of transaction carried out in El Salvador (“Bitcoin Law”). The Bitcoin Law has been in force since September 7, 2021.

The Bitcoin Law expressly states that the exchange of Bitcoin is not subject to capital gains tax, just like any other legal tender currency, and that for accounting purposes all books and records must be expressed in U.S. dollars.

The President of the Republic of El Salvador through the Ministry of Economy approved, on August 27, 2021, Executive Decree 27 which regulates the Bitcoin Law, and it became effective on September 8, 2021, with the purpose of developing, facilitating and securing the application of the Bitcoin Law, in order to create a clear regulatory environment in which individuals and businesses are able to make transactions with Bitcoin as legal tender, in a lawful manner, in compliance with anti-money laundering standards and other laws of the Republic, preserving the security, solidity and integrity of the financial system in general.

Pursuant to the Bitcoin Law regulation, any supplier of bitcoin services (such as custody services, exchange services, payment processors or wallets services, among others), prior to starting operations in El Salvador, must be registered with the Registry of Suppliers of Bitcoin Services before the Central Reserve Bank. In order to obtain that registration, the supplier must comply with all mandatory requirements, including the filing of a form, along with all corporate documents, and the establishment of Anti-Money Laundering programs, policies and procedures to safeguard client's assets with a high degree of care, cybersecurity program, among others.

Other regulations related to the implementation of Bitcoin as legal tender that have been issued are the NRP-29 Technical Standards to facilitate the participation of financial entities in the Bitcoin ecosystem, and the guidelines for the authorization of the operation of the technological platforms for Bitcoin and Dollar services, both approved on September 7 by the Central Reserve Bank.

The institutions subject to such technical standards are banks, cooperative banks, savings and credit entities, and electronic money suppliers. The purpose of NRP-29 is to regulate the services provided by these institutions to their clients, whether such services are offered directly or through a supplier of bitcoin services. The purpose of the guidelines is to establish the applicable provisions for the authorization of the operation of the technological platforms for Bitcoin and Dollar services, that the regulated subjects wish to provide to their clients.

Financial Regulation in Guatemala

Decree No. 16-2002, Guatemalan Central Bank Law (“Ley Organica del Banco de Guatemala”), sets forth the scope of the activities of Banco de Guatemala in its capacity as Central Bank of the country, establishing as its fundamental purpose contributing to the creation and maintenance of the most favorable conditions for an orderly development of the national economy, for which it shall facilitate the monetary, foreign exchange and credit conditions that promote stability in general prices.

Pursuant to Decree No. 16 -2002, Banco de Guatemala´s main objectives are to (i) be the sole issuer of the national currency, (ii) assure the effective functioning of the national payments system, (iii) assure an adequate liquidity level in the banking system, (iv) receive in deposit bank reserve requirements and statutory deposits, (v) manage international reserves.

Decree No. 16- 2002 also regulates the activities of the Monetary Board as governing body of the Banco de Guatemala financial system. Pursuant to Decree No. 16-2002, the Monetary Board has roles with respect to the Guatemalan financial system, such as: (i) determine and assess the monetary, currency exchange and credit policies of the country; (ii) ensure liquidity and solvency of the national banking system; (iv) regulate the Banking Clearing House Chamber; (v) authorize the investment policy of international monetary reserves; and (vi) establish the minimum reserves required in order to strengthen the Banco de Guatemala´s net worth, among others.

The Superintendency of Banks is created and regulated by Decree No. 18-2002 Bank Supervision Law (Ley de Supervisión Financiera). The Decree establishes the scope of the Superintendency´s regulatory and supervisory activities within the financial system. Thus, the Superintendency of Banks is in charge of the supervision of entities such as the Banco de Guatemala, banks, financial corporations, credit institutions, bond entities, insurance entities, warehouse deposit companies, currency exchange offices, financial groups and holding companies of financial groups, and other entities as mentioned by law.

Pursuant to Decree No. 18-2002, the Superintendency of Banks, in order to achieve its purpose, shall exercise the following functions, among others: (i) supervise financial entities so they can maintain adequate liquidity and solvency levels; (ii) issue instructions intended to remediate any deficiencies or irregularities found in the activities of financial entities; (iii) impose any applicable penalties and fines on financial institutions; (iv) supervise and inspect, with the broadest reach, all sources and systems of information of the supervised financial entities, including, but not limited to, accounting records, reports, contracts, documents and any other information the Superintendence deems necessary; (v) assess risk policies, procedures, standards and systems of financial entities; (vi) ensure compliance with the accounting standards, in compliance with the regulations issued for such purposes by the Monetary Board; and (vii) publish sufficient, trustworthy and timely information on the financial situation of the financial entities, among others.

The following are some of the main considerations taken into account by the Superintendency of Banks in determining compliance with applicable regulations:

a)	Minimum Reserve Requirements: Banking institutions are subject to a minimum reserve requirement of 14.6% of the deposits received by the institution, which must be kept in the form of immediately available deposits with the Banco de Guatemala. To verify compliance with the regulation, banking institutions must provide the Superintendence of Banks with a daily report detailing the minimum reserve requirement.
b)	Loan Loss Reserves: In accordance with limitations specified by Decree 19 of 2002, (Banks and Financial Groups Law) and regulations issued by the Monetary Board, banking institutions, financial service entities, international banking entities and other financial institutions must carry out quarterly delinquency assessments of their credit and record reserves based on estimates of non-recoverability. Banking institutions and financial corporations must provide to the Superintendence of Banks monthly reports concerning outstanding credits in effect and movements and appraisals of credit portfolios in accordance with criteria specified by the Monetary Board. Additionally, the Superintendence of Banks carries out on-site reviews in which it evaluates payment ability and payment fulfillment of debtors and requests the institutions to record that necessary reserves be based on the non-payment risk.
c)	Capital Requirements: As specified in regulations issued by the Monetary Board, banking institutions in Guatemala must have a minimum capital adequacy ratio (risk-weighted assets to equity) of 10%, which is consistent with the Basel I guidelines. Banks must submit a weekly report to the Superintendence of Banks for monitoring compliance with this requirement.
d)	Related Party Transactions: In its on-site reviews the Superintendence of Banks verifies that financial institutions are in compliance with Monetary Board regulations limiting transactions between related parties. Related parties may conduct business with one another provided they do so in accordance with their normal standards of business. The Banks and Financial Groups Law establishes the limitations to carry out operations that imply direct and indirect financing of any nature, regardless of the legal form they take, such as, but not limited to, bonds, promissory notes, obligations and/or credits, or grant guarantees or endorsements, which together exceed the following thresholds:
1.	15% of the assets attributable to a single individual or legal person, of a private nature; or one State or autonomous company or entity.
2.	30% of the assets attributable to two or more related persons who are part of a risk unit.

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

The Law for Banks and Financial Groups provides a regularization plan, and if deemed convenient, at the discretion of the Monetary Board, limits on distributions to shareholders of a bank as well as the possibility of placing a member on the Board of Directors.

Decree No. 19-2002 regulates the creation, organization, merging, activities, operations, functioning, suspension of operations and winding up of banks and financial entities, as well as the establishment and closure of branches and representation offices of foreign banks in Guatemala.

Decree 19 of 2002 allows financial entities to form financial groups or conglomerates under the common control of a holding entity or to designate one of the financial entities of the group as its holding company. In order to form such financial group conglomerates, it is necessary that the financial group has a bank. The identification as a financial group does not entail that the financial group becomes a separate legal entity. Rather, the purpose of such identification is to allow the Superintendency of Banks to perform its supervision tasks on a consolidated basis.

Other Regulations in Guatemala

Decree No. 94- 2000 (“Ley de Libre negociación de Divisas”) permits and regulates the use, transfer and payment in foreign currencies, as well as the use of foreign currency accounts and deposits within the Guatemalan financial system. Corporations and other entities that wish to offer securities denominated in foreign currencies must obtain prior authorization from the Monetary Board.

Decree No.67-2001 establishes the Anti-Money Laundering Law (“Ley Contra el Lavado de Dinero u Otros Activos”). The law was enacted to prevent and control money laundering in connection with criminal activities. Regulations issued by the Superintendency of Banks in accordance with this law went into effect on April 26, 2002. Among other things, the law and regulations created the Financial Intelligence Unit within the Superintendence of Banks under the name of Special Verification Intendancy (“Intendencia de Verificación Especial” or “IVE”). The Special Verification Intendancy has developed a national network for the prevention, control and surveillance of money-laundering activities. Penalties for non-compliance with anti-money laundering laws and regulations are set forth in the Superintendence of Banks Resolution 43-2002 and include fines for bank directors or employees and the suspension or cancellation of a financial institution’s license.

On December 1, 2021, a new Technological Risk Management Regulation (“Reglamento de Manejo de Riesgo Tecnológico”) was published, which aims to establish the minimum guidelines that banks and other financial entities must comply with to manage technological risk. Among other provisions, the new regulation: i) establishes obligations that financial institutions have when contracting services that process and/or store information with third parties; ii) sets rules related to the backup computing center for the institution, providing that it must be in a geographical location other than the main computer center of the entity; iii) establishes the requirement to obtain authorization to process and/or store information outside the national territory, including a requirement to obtain a legal opinion from a lawyer from the jurisdiction where the information will be processed and/or stored; and iv) indicates the minimum requirements for the backup copies of the IT infrastructure information, information system and database.

Additionally, within the rules that the Monetary Board has issued regulating financial institutions, Resolution JM-93-2005 (Regulations for Credit Risk Management) seeks to regulate certain matters that must be reviewed by banks, offshore entities and the companies of a financial group that grant financing, such as the minimum information of the financing applicants and debtors, and the valuation of credit assets.

In addition, authorized operations between companies of the same financial group are regulated by Resolution JM-180-2002 (“Reglamento de operaciones que pueden efectuar entre sí las empresas del Grupo Financiero”). The purpose of this regulation is to regulate the financial and/or service provision operations that may be carried out by the companies of the financial group among themselves, in accordance with the provisions of article 46, paragraph b), of Law of Banks and Financial Groups.

Finally, Resolution JM-117-2009 (“Reglamento para la Administración del Riesgo de Liquidez”) has the purpose of establishing the requirements that must be fulfilled by banks, finance companies and offshore entities, in respect of liquidity risk management. This include a strategy to manage liquidity risk that incorporates the institution's credit profile, policies and processes and prudential measures to identify, quantify, monitor and control said risk and to be able to manage liquidity on a daily basis, as well as contingency plans to deal with liquidity constraints.

B.9        CYBERSECURITY FRAMEWORK

As cybersecurity incidents in the financial industry increase exponentially in frequency and impact, affecting the organizations’ reputation, banks must adequately deploy defenses to discourage would-be attackers’ plans. Materialization of cyber-security risks may result in the unauthorized access to confidential information, technological breaches of the infrastructure of the Bank with the aim of stealing information, fraud due to exploitation of vulnerabilities and the interruption of the Bank's services.

The Bank's internal policies define cybersecurity risk as the possibility of an economic or non-economic loss arising from a violation of the confidentiality, integrity, and availability of the information that the Bank processes. However, the Bank does not have control over or manage our customer desktops, laptops or other devices, therefore, any occurrence of a cyber risk in these systems cannot be attributed to it, unless at least one of the following events occurs: (i) intentional interruption of the Bank's informational and technological infrastructure, excluding technological or operative failures; (ii) successful unauthorized access to information or to a system; or (iii) unauthorized change in the Bank's hardware, firmware, or software.

Bancolombia implemented a strategy designed to allow it to protect and maintain the operations of the company's business processes, mitigating the security risks to which the organization was exposed by these new conditions, including those related to the interruption, exposure, leak, or damage to the integrity of critical business information, as well as the lack of availability of resources and customer service. This strategy includes the implementation of a documented management process designed to oversee cybersecurity and information security to provide a framework that handles the information’s risks according to the objectives, strategies, regulations, and industry best practices.

The framework used to manage cyber-security risks is designed under practices of international frameworks and standards issued by the National Institute of Standards and Technology (NIST) in NIST SP 800-30 and NIST Cybersecurity Framework, the International Organization for Standardization (ISO) in ISO/IEC-27032, as well as the definitions established by the Bank.

The cyber-security and information security division of the Bank is responsible for cyber-security risk management, a function performed together with the business, technology, risk, and internal audit teams. The team considers the nature of the Bank, its risk appetite, customer needs, business strategy and the environment of the financial industry.

The framework seeks to ensure that the risks are identified, measured, controlled and monitored, and considers the international and regional best practices and regulations. The cyber-security risk management system is designed as a three line of defense model, distinguishing between three groups involved in effective risk management: (i)  a first line of defense, which is responsible for defining information security strategy and the preventive detection and isolation of advanced threats, (ii) a second line of defense that establishes the risk management framework to provide timely information that supports upper management in their decision making process, and (iii) a third line of defense that supports regulatory compliance, the strengthening of good practices in information security and the independent supervision of the of the implementation of the first two lines of defense.

The Bank's senior management is committed to cybersecurity risk management, through a clear strategy which includes the allocation of human, technical and financial resources and a clear definition and disclosure of responsibilities regarding to cybersecurity, as discussed below.

Senior management has established a cybersecurity and information security committee, responsible for approving and promoting the most important policies, strategies, and projects, being informed, and making decisions about associated controls, periodically evaluating the strategic and tactical plans of compliance, the review, approval and prioritization of initiatives or decisions as well as the prioritization of the use of the allocated budget. This Committee is formed by seven vice presidents of the following functions: Bancolombia's Corporate Services, Banistmo's Corporate Services, BAM’s Corporate Services, Banco Agrícola's Corporate Services, Bancolombia's Administrative and Security Services, Bancolombia's Corporate Human Resources, and Bancolombia's Corporate Risk.

In addition to senior management, Bancolombia's Board of Directors is also involved in cyber-security risk management, the Board has a member who has been trained and continues to be trained in cyber-security and information security issues.

Since cyber risk is supervised by the Risk Committee, the Risk Corporate Vice Presidency is responsible for proposing the methodology, procedures and tools for cybersecurity related risks management and the management policies which is approved by the Board of Directors; ensuring that an appropriate cybersecurity risk management process is maintained and keeping the Board of Directors informed of its effectiveness according to the approved guidelines and methodologies; and analyzing periodically the reports that are submitted by the senior management on cybersecurity risk exposure, exposures substantial changes, tolerance level compliance and mitigation and management measures adopted by the Bank. Through the Audit and Risk Committees, in which members of the Board of Directors participate, members receive regular reports on cybersecurity and information security relevant issues, the level of compliance with the approved policies and procedures for cybersecurity risk management, as well as relating to the causes of any breaches and the measures adopted to address the gaps identified by the Cybersecurity and Information Security Committee, to consider any corrective actions required.

Furthermore, due to the challenges raised by the COVID-19 pandemic such as hybrid working arrangements –that is, a combination of remote and on-site work –plus the accelerated digital transformation and the increasing adoption of cloud solutions has brought additional challenges with new threats and increased the probability that the existing ones could occur. In this new environment, the security perimeter extends to employees, outsourced staff and third parties outside the organization, working from any device from anywhere in the world and accessing the organization's information and services.

Some practices to keep the organization safe in the new environment were, among others: enabling secure schemes for remote work with multiple authentication factors, selected third party security assessments, identification and protection of critical assets, risk management of our assets and those of third parties, the strengthening of access control and identity management, secure application development, and securing the technological infrastructure, business operations and human resources.

Likewise, the practices adopted by the Bank include the deployment of controls and strategies for data loss prevention, information lifecycle management, actions to mitigate phishing, smishing and identity theft, protection of emails and collaborative tools, and the adjustment of rules regarding safe browsing. Threat hunting, and threat intelligence, the use of penetration tests and management of vulnerabilities, event monitoring, business resilience including the response and recovery of capabilities or services affected in a cyberattack, and cloud security are also part of the practices implemented in the organization.

In 2021 the Bank appointed a specific project team to accelerate the identification and classification of the information assets that Bancolombia exchanges with its most critical third parties. Through this initiative, an updated inventory is being developed and maintained, compliance with the controls required for its protection is being evaluated, and the cybersecurity and information security risks that are being identified, assessed and treated.

In addition, our cybersecurity teams strive to educate, support, and equip our employees and third parties with the knowledge and the tools to prevent, mitigate, and report cyber-attacks and incidents, and keep the Bank and customer’s data protected. During 2021, a series of awareness and sensitization activities were carried out for all our employees and a large number of third parties, in some cases with the support of experts in the field.

In 2021, Bancolombia invested USD 31.1 million in activities related to preventive, detective, and corrective efforts for cybersecurity management, including: insurance policies, human resources costs, security solutions licensing and the administration and maintenance of cybersecurity controls for the Bank. In 2021, Bancolombia had no cybersecurity or information security incidents that materially affected the Bank in an economic or non-economic manner, in accordance with the definition and criteria defined by the Bank for that purpose. Therefore, there were no costs associated with its remediation or consequences.  Additionally, cybersecurity and information security reports are generated periodically for the review by the members of Bancolombia´s Board of Directors, where the status of cybersecurity and information security is reported. Bancolombia did not experience direct cybersecurity impacts due to the COVID 19 pandemic, however in 2021 there was a decrease (compared with 2020) in phishing attacks on our clients in which the Bank identified and dismantled 2,791 fraudulent sites.

As of the date of this Annual Report, the Bank has not faced a cyber-attack with a material impact on its business or customers. However, we can give no assurance that the previously described measures, initiatives, and procedures will be 100% effective in preventing or mitigating potential future attacks or threats to our technology infrastructure. Any failure by the Bank to detect or prevent cyber-security risk in a timely manner could result in a negative impact on the Bank's results of operations and financial position, or in problems with information, including data related to customers being lost, compromised, or delivered to the Bank's customers with delays or errors. The public perception that a cyber-attack on its systems may be successful, whether or not this perception is correct, may damage the Bank's reputation with customers, regulators and third parties with whom it does business.

Finally, the SEC proposed amendments to its rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies. These amendments include, among other things: (i) reporting about material cybersecurity incidents and periodic reporting to provide updates about previously reported cybersecurity incident; and (ii) periodic reporting about a registrant’s policies and procedures to identify and manage cybersecurity risks; the registrant’s board of directors' oversight of cybersecurity risk; as well as management’s role and expertise in assessing and managing cybersecurity risk and implementing cybersecurity policies and procedures; and annual reporting or certain proxy disclosure about the board of directors’ cybersecurity expertise, if any.  Subject to the issuance of final rules, the Bank is analyzing the potential impacts that these amendments could have, as well as the actions to be taken in this regard.

B.10        COVID-19 CONSIDERATIONS

Since the beginning of March 2020, the outbreak of COVID-19 impacted the Bank’s operations, customers, suppliers, and employees. This circumstance affected the Bank’s Colombian and Central American operations. Beginning in the third quarter of 2020, a more positive trend began to be seen and this continued during 2021.

Following the initial impacts of the pandemic, the economic recovery was better than expected in the countries where the Bank operates.

The measures undertaken by the Bank to mitigate COVID-19 impacts related mainly to Colombia and Panama given that the most severe effects of the pandemic took place in these countries when compared to Guatemala and El Salvador. In Colombia particularly, for those customers that needed support with their obligations, the Bank applied the Debtor Support Program (DPS). This program was in force until August 31, 2021 and allowed customers to pay lower installments and continue to meet their obligations and covered more than 1.1 million loans.

Since not all customers recovered at the same pace, the Bank continued to offer alternatives for debtors, even after the DPS ended. As a result, between September and December 2021, approximately 236,000 customers that continued to be affected by the pandemic (including retail, SMEs, and corporate customers) received some options regarding their loans, such as extension of the loans maturities, deferrals, and grace periods.  Similar measures were taken by the Bank´s Central American Operations.

The Bank also supported suppliers by reducing payment terms to 30 days or less, giving priority to those that, due to their size and diminished possibility of financial leverage, needed more liquidity. At the end of 2021, 10,833 suppliers were benefited by this initiative.

Bancolombia also supported the Colombian Government platform to deliver subsidies. Through its channels, the Bank continued to work with the National Government in the delivery of subsidies to vulnerable households, as well as companies whose operations were affected by the pandemic. In 2021, the Bank distributed subsidies of the solidarity income (“plan ingreso solidario”) to 880,539 people and formal employment support program (“programa de ingreso solidario” or “PAEF) to 44,625 beneficiary companies.

Bancolombia also supported the Vaccination Plan in Colombia, donating 22,000 doses of the vaccine Sinovac.

In Panama, Banistmo devoted essential resources to help clients, both individuals and companies, with the impacts from the pandemic. After the outbreak of COVID-19, the superintendency of finance in Panama deployed several measures to help make financial obligations more manageable. Banistmo together with the regulator joined efforts to offer massive credit relief programs available to clients in the form of payment deferrals. A new category for loans subject to relief was implemented, past due balances were frozen, interest on arrears were excluded from charges and customers were exempted from being reported to credit bureaus.

As of December of 2021, a small portion of the loan portfolio in Banistmo is still subject to credit relief as the Bank made debt restructuring available to many customers on their existing balances to accept repayment on a longer term than initially considered under the massive program launched in 2020 by financial institutions in Panama.

For more information on the Bank’s risks associated to COVID-19, refer to Item 3.D. Risk Factors – “Our financial results may be negatively affected by macroeconomic and other challenges and uncertainties related to the COVID-19 pandemic”.

B.11 ESG

General approach to ESG

In Bancolombia, we believe in responsible and sustainable investment, and we are aware that ESG criteria are essential to the conduct of our business. We are committed to incorporating these criteria as a fundamental and integral element in all our investment processes. Since 2014, we have sought to deepen the integration of sustainability criteria in our product offering, our recommendations to the market and our investment strategy. This commitment is aligned with a global agenda, which is to comply with the United Nations Sustainable Development Goals (SDGs), designed to achieve more prosperous societies and protect the planet.

Leading indexes around the world constantly monitor the performance of companies in environmental, social, economic, and corporate governance terms. Bancolombia is included in many of these indexes, encouraging the implementation of ESG practices. Thus, in November 2021, Bancolombia was recognized as the fifth most sustainable bank, according to the Dow Jones Sustainability Index.

In terms of ESG governance, under the guidelines issued by the Board of Directors and its committees, the sustainability committee is the responsible body for ESG issues in the Bank.

Regarding regulation of ESG matters, in Colombia, the Government issued Decree 151 of 2021 which reformed the information disclosure regime by securities issuers, such as the Bank, providing a two-year transition period for its implementation.  Furthermore, the SFC issued at the end of 2021, the External Circular 031 which requires, no later than the year 2024, the disclosure of information related to ESG matters from a financial materiality perspective. Likewise, on March 21, 2022, the SEC proposed rules that would require registrants, including foreign private issuers, such as the Bank, to include climate-related information in registration statements and annual reports. This proposal, which is modeled in part on the recommendations of the TCFD and upon the GHG Protocol, would require disclosure of climate-related risks, greenhouse gas emissions and climate-related financial metrics. The Bank is currently analyzing the potencial impact and reviewing the potencial disclosure roadmap to be followed in response to these rules and proposed rules.

Governance and Economic Dimension

Our corporate framework of principles and policies enables us to integrate ESG criteria into our business model and act in a sustainable way. This framework is established by the Board of Directors, as the body responsible for defining the strategy and long-term objectives of the company. Directly or through its Committees, the Board oversees compliance with our sustainability strategy, supervision of the measures undertaken to mitigate climate change risk,  adoption of principles for responsible investment and education of employees to make them aware of these principles and implementation of policies designed to ensure compliance with applicable law in the countries where we operate.

Additionally, members of senior management act as the sustainability committee.  The Sustainability Committee analyzes the opportunities, risks and challenges related to sustainability and discusses the progress of our ESG agenda, in alignment with the Task Force on Climate-Related Financial Disclosure.

The Bank has a sustainability division that coordinates and drives the ESG agenda in accordance with our corporate strategy and policies. This division is led by a senior manager, who is part of the Sustainability Committee.

In terms of diversity of the Board of Directors, the company seek to promote a mix of experience, knowledge, and innovative and challenging visions, in accordance with the economic, social, and business environment. Bancolombia aims for diversity in the composition of its Board of Directors, particularly in gender and nationality. Currently, 29% of our Board of Directors is represented by women (2 out of 7 board members) and 29% are non-Colombian directors (2 out of 7 members). The directors’ profiles can be consulted at Item 6.A. – “Directors and Senior Management”.

Bancolombia believes that the criteria considered by the shareholders in nominating candidates to the Board of Directors must include an awareness of the need for an integrated business management which combines a commitment to sustainable business activity with the proper management of government resources. One factor to consider in this regard are a director’s professional skills. Given this, it was essential to the Board that one of the directors have a background in ESG matters.  Accordingly, since 2016 Arturo Condo Tamayo has served as the expert director in sustainability and cybersecurity.

In terms of our tax strategy, through planning, advice, and control of tax processes the Bank complies with applicable tax regulations, optimizes tax management and influences the business decision-making process, to manage tax risk and contribute to the financial performance.

We adopted tax policies approved by the Board of Directors, such as the following: the companies must (i) comply with their obligations in accordance with the tax regulations in force in each country and ensure compliance with the laws and regulations in the countries where we operate; (ii) strive for greater collaboration with the tax authorities for the proper development of their functions; (iii) disclose to our stakeholders, in the annual report, the amount of taxes paid; (iv) not participate in artificial tax structures, without real economic justification and business purpose, or that lack commercial substance; and (v) identify, measure, monitor and mitigate the risks associated to our tax affairs, under existing tax principles in each country where we operate, among others.

In Bancolombia, we established ethical principles in the code of conduct and ethics, according to our organizational culture and corporate governance principles.

To promote our ethical behavior, we have stablished the following polices: anti-fraud and anti-corruption policy, integrity and compliance manual, and financing of political parties policy. We have a phone line called the “ethics line” (“línea ética”), which is an anonymous and confidential service for employees and other stakeholders to report potential fraud, ethics violations and other related matters.

In addition, we have an ethics committee whose purpose is to build a series of guidelines to encourage and internalize the principles and values that we proclaim in our organization related to the decisions we make.

Likewise, this committee is responsible for evaluating the application of the code of conduct and ethics and establishing the necessary mechanisms for disseminating and strengthening its decisions seeking the highest internal standards of ethical conduct.

We are also aware that declaring ourselves to be a client-centered organization involves considerable challenges. We incorporated into our client experience quality measurement an understanding of their willingness to recommend us to third parties, using the net promoter score (NPS) methodology as the chief indicator in the group of metrics that allow us to assess the organization’s overall performance in this regard. Using this indicator allows us to understand not only our clients’ satisfaction but also their brand loyalty. This metric is measured on the standard parameters from 0 to 100%. In 2021, our NPS indicator was 65.32%.

In terms of the economic dimension, we are integrating ESG aspects into our business strategy, including Retail Banking, Wealth Management, Corporate Banking, Asset Management and Project Finance. We know that ESG has an important role in addressing sustainability challenges by facilitating the transition to a low carbon economy and stimulating sustainable development. To that end, we set a goal to invest COP 500 trillion before 2030 through credit and other financial services. This goal to incorporate ESG variables extends to all our business segments and includes processes of due diligence, engagement, knowledge of clients and finance through innovative products for sustainable solutions.

Some of the ESG aspects we have included in our business strategy include:

(i)	We expect that by 2025, all assets under management of the Bank will be invested, to some extent, in strategies driven by ESG criteria.
(ii)	We developed the Sustainability credit line, which is a special financing line designed to support our customers in the development of projects that promote the use of clean technologies, gender equality, renewable energies, efficient use of energy, clean fuels, and reduction of waste, emissions, and discharges, among others.
(iii)	We finance SMEs and entrepreneurs and support them in their growth so that their productivity and employment opportunities increase and have a positive impact on the country's economy.
(iv)	We also have been implementing a sustainable funding strategy. To date, we have issued four green or sustainable bonds for gross proceeds of USD 477 million that we have used to finance initiatives related to, among others, clean energy, sustainable construction, and cleaner production.

Finally, we have adopted the Equator Principles and the Performance Standards of the World Bank and the International Finance Corporation - IFC, as standards for the identification, evaluation and management of environmental and social risks and impacts implicit in the operations and projects we finance. During 2021, 112 operations were evaluated through the Socio-Environmental Risk Analysis process.

In addition to complying with the requirements of the Equator Principles (Project Finance and Corporative Loans), our environmental and social risks policy covers credit and leasing operations in excess of USD 1 million, and if there is any operation with a risk that generates a warning below this amount, an evaluation over such operation must be made. Also, our environmental and social risk assessment covers liens, assets received as guarantees and those that are under lease agreements and received as payment in defaulted operations.

Additionally, Bancolombia has a controversial issues policy that defines the activities that we are not willing to finance because of their high social and environmental impact, and the conditions for financing and investing in economic sectors with high environmental and social impact.

Environmental Dimension

We seek to identify the direct and indirect impacts of our activities and encourage the prevention, mitigation, correction, and compensation for those impacts.

The strategy of our environmental management model is directly related to our business strategy. We have set up environmental policies, which include environmental and social risk analysis, Environmental Management, Controversial issues in financing and investment, Responsible investment, Climate change and sustainable procurement.

Climate Change: Climate forms part of our broader environmental agenda, and we recognize that managing climate-related risks and opportunities is vital to the long-term sustainability of the Bank. For this reason, Bancolombia became one of the founding banks of the Net Zero Banking Alliance. This is an industry-led Alliance, hosted by the United Nations Environment Program Finance Initiative (UNEP FI) and co-launched by the Financial Services Taskforce (FSTF). Under this alliance (NZBA), Bancolombia committed to: 1. Transition all operational and attributable GHG emissions from our lending and investment portfolios to align with pathways to net-zero by mid-century, or sooner, including CO2 emissions reaching net-zero at the latest by 2050, consistent with a maximum temperature rise of 1.5°C above pre-industrial levels by 2100. 2. Use decarbonization scenarios which are from credible and well-recognized sources; 3. Prioritize our efforts where we have, or can have, the most significant impact, i.e. the most GHG-intensive and GHG-emitting sectors within our portfolios, which are key to the transition to a net-zero carbon economy.

In terms of climate-related risk, Bancolombia has identified physical and transition risks in some critical sectors in its loan portfolio and investments that can generate potential losses for the Bank. For more information on these risks, please refer to Item 3.D. Risk Factors – “The Bank is exposed to ESG risks that could affect the Bank’s financial condition and results of operations”. On February 2021, Bancolombia launched its Climate Change Policy to guide our clients in the transition to a low carbon economy. This policy includes the following sectors: coal extraction, coal power generation, oil extraction, livestock, cement manufacturing, iron and steel manufacturing, air transport, maritime transport, and vehicle manufacturing.

Bancolombia also defined a goal of financing the transition to a low carbon economy for an amount of COP 40 trillion by 2030.

We are working to engage clients and ensure an adequate transformation of their practices towards a low-carbon economy. In terms of physical risk, Bancolombia has developed assessments of the quantification of physical risks related to both our clients and our own operation. It considers the effect of physical risks on real estate guarantees, effects on loans guaranteed by trust vehicles and impacts on clients or industries affected by extreme climate events.

From credit risk management, Bancolombia is developing physical risk assessment models and methodologies to assess climate impacts in our credit portfolios. Grupo Bancolombia has analyzed the volatility of the main risk factors of its investment portfolio, such as exchange and interest rates due to extreme weather events.

Disclosure of climate change risks is extremely important in our effort to be transparent with our stakeholders. For this reason, Bancolombia adopted the Task Force on Climate-related Financial Disclosures (TCFD) commitments in 2019 to meet the call for financial institutions to build a more resilient financial system through the implementation and dissemination of climate change management issues. We also disclose our climate performance through CDP (Climate Disclosure Program) platform.

Reputational risk may result from changes in customers’ perception or increasing attention and scrutiny from investors and regulators on the Bank’s contribution to the transition to a low carbon economy.  The Bank has established a corporate policy for its loan portfolio related to sectors with high impact on climate, such as coal extraction and coal power generation. The policy includes qualitative risk identification and risk mitigation measures. Some of the mitigation measures include:

●	Permanent social networks and mass media monitoring to identify alerts that may damage the trust of any of the Bank’s stakeholders.
●	A narrative which focuses on the Bank’s purpose and its ESG strategy, used to guide commercial teams in its relationship with different stakeholders and the advice they provide to affected clients through the transition process for the next 10 years.

●	Conversations with opinion leaders, editors, and journalists from the mass media, so that they understand the positive impacts on the environment and the economy that will be obtained from the Bank’s transition strategy

Ecoefficiency: With our operational ecoefficiency program, we seek to reduce the direct impact to the environment associated with the consumption of natural resources required for our operations through the implementation of strategies to reduce our water, energy, paper, and business travel consumption and to reduce waste generation.

We have established long term goals to align our actions and performance with worldwide standards such as the SDGs (Sustainable Development Goals). We have defined targets related to climate change for scope 1 and 2, i.e for our direct operations. We are committed to reducing our emissions by 73 %  by 2024 compared to our 2019 emissions. This target was established in accordance with SBTi - Science Base Target Initiative- methodologies.

Social Dimension

We seek to promote financial inclusion, gender equality and, in general, projects that contribute to reducing social gaps in the countries in which we operate and improve the quality of life of the communities.

We seek to establish conditions that maximize the potential and well-being of all employees. We have established environmental policies, which include human rights, diversity, equity and inclusion and training for all employees on discrimination and harassment in the workplace.

Key material factors in the social dimension related to our employees include:

●	Bancolombia set a strategic objective of developing our culture and talent to be competitive. We work continuously to contribute to the quality of life of our employees, by establishing safe workspaces, promoting healthy behaviors and wellness programs, and promoting individual, family and community development.
●	We leverage our zero tolerance policies with respect to any form of discrimination and work and sexual harassment with related support material. We incorporate guidelines and protocols of action, training, and support services provided by highly qualified personnel to prevent this type of behavior within the organization.
●	We have analyzed the demographics of our employees at the corporate level with respect to matters such as gender, age, position level, nationality, minority status, nature of the position, gender pay and others. The data used for these analyses were provided voluntarily by employees.
●	We also have an equity, diversity and inclusion strategy to empower women within the organization, so that they identify and express what they want to be on a personal and professional level. As part of this strategy, we have set targets for 2030 for the number of women represented in each position.
●	Talent attraction and employee turnover rate: We have processes designed to provide us with talent with the skills, abilities and attitudes that we require at our organization. One of our goals is to ensure professional development of our employees through an equitable vacancy procedure. 73% of vacancies are filled by internal selection processes. Our recruitment indicator average at corporate level shows that there is a natural process of talent renewal and allows us to attract new employees with innovative knowledge and new proposals. Company’s total and voluntary turnover rates for the last year as a percentage of total number of employees is 10% and 5% respectively.
●	Since 2013, by declaring our Human Rights Policy, we made public our commitment to "respect, promote and remediate human rights" in compliance with the universal declaration, included in the International Humanitarian Law, the ILO and the law of the countries where we have a presence. Our policy is supervised by the Risk Committee and all employees receive training with regards to the policy.

●	Our strategy contributes to the quality of life of our employees, suppliers, and customers by seeking to establish safe workspaces, promote healthy behaviors and wellness programs, and favor individual, family and community development. It includes the following assessments:
-	Through our own methodology, we assess priority risks in the financial sector, such as biomechanical and psychosocial risks, that affect employee health. We perform in-depth measurements with methodologies validated by experts such as ergonomists, occupational psychologists, occupational health and safety engineers or international organizations.
-	Through the management report, senior management follows up on occupational health and safety, and assesses the behavior and results of the comprehensive management system. The internal audit department also monitors compliance with the various obligations it has, ensuring respect for human rights and increasing the sustainability of the organization.

Key material factors in the social dimension related to our clients and the community include:

●	Through our financial inclusion initiatives, we provide free financial services for people to access savings and credit in order to become financially empowered and improve their quality of life.
●	Our inclusion platforms such as Bancolombia a la Mano and Nequi have brought us closer to people of different ages, socioeconomic levels and geographic regions, as deposits are managed at no cost and 100% digitally. Nequi had more than 10 million users and Bancolombia a la Mano 5.9 million users.
●	We work for gender equality, empowering women with financial and non-financial products that will support them in different stages of their lives. We issued the first gender bond in Latin America. We developed the “Me la Creo” (“I believe it”) strategy, in which we work for gender equality reaching female employees, suppliers, investors, customers and the community in general.
●	Other financial solutions for women include: The financing line for micro-entrepreneurs to promote the financial inclusion of women with small and growing businesses, called Microcrédito para Todas (Microcredit for All (women); the Sustainable Gender Line, a loan designed to finance sustainable projects led by companies that are majority-owned by women or have a female legal representative; and Agro para Todas, (Agro for All women) credit line, offering its beneficiaries a special rate below the conventional commercial rate and access to a non-financial support component, represented by virtual courses sponsored by Bancolombia on relevant business topics.
●	Through Fundación Bancolombia, we aim to make the Colombian countryside a prosperous, innovative, and sustainable development engine for our country.
●	Fundación Bancolombia Scholarships: 221 scholarships granted to rural youth in 2021. We aim to provide scholarships and connect 500 rural youth with more opportunities over the next five years to bring development to their communities.

C.           ORGANIZATIONAL STRUCTURE

The following chart summarizes the organizational structure of Bancolombia and certain subsidiaries involved in financial or capital market activities:

This chart does not reflect intermediate holding companies or special purpose vehicles that are the direct shareholders of some of the depicted entities.

The following is a list of subsidiaries of Bancolombia as of December 31, 2021:

SUBSIDIARIES

	Jurisdiction		Shares hold Directly
Entity	of Incorporation	Business	and Indirectly 2021

Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100%
VLIPCO S.A.S.(1)	Colombia	Technology services provider	94.77%
Renting Colombia S.A.S.	Colombia	Operating leasing	100%
Transportempo S.A.S.	Colombia	Transportation	100%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
Pasarela Colombia S.A.S.	Colombia	Real estate broker	100%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate investment fund	49.96%
P.A. Inmuebles CEM	Colombia	Mercantil trust	49.96%
P.A. Calle 92 FIC-11	Colombia	Mercantil trust	32.47%
P.A. FIC Edificio Corfinsura	Colombia	Mercantil trust	49.96%
P.A. FIC-A5	Colombia	Mercantil trust	49.96%
P.A. FIC Inmuebles	Colombia	Mercantil trust	49.96%
P.A. FIC Clínica de Prado	Colombia	Mercantil trust	38.49%
P. A. FIC A6	Colombia	Mercantil trust	49.96%
P.A. Central Point	Colombia	Mercantil trust	37.47%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris	Colombia	Mercantil trust	49.96%
P.A. Fideicomiso Twins Bay	Colombia	Mercantil trust	49.96%
Fideicomiso Lote Av San Martín	Colombia	Mercantil trust	49.96%
P.A. Fideicomiso Lote 30	Colombia	Mercantil trust	49.96%
Fideicomiso Fondo Inmobiliario Bancolombia(2)	Colombia	Mercantil trust	17.54%
Valores Simesa S.A. (3)	Colombia	Investments	66.82%
Fideicomiso Lote Abelardo Castro (4)	Colombia	Mercantil trust	-
Fideicomiso Lote Distrito Vera B1B2 (3)	Colombia	Mercantil trust	66.49%
Fideicomiso Lote Distrito Vera B3B4 (3)	Colombia	Mercantil trust	66.49%
Bancolombia Panamá S.A.	Panama	Banking	100%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100%
Banagrícola S.A.	Panama	Investments	99.17%

Banistmo S.A.	Panama	Banking	100%
	Jurisdiction		Shares hold Directly
Entity	of Incorporation	Business	and Indirectly 2021

Finacomer S.A. (5)	Panama	Financial services	0
Banistmo Investment Corporation S.A.	Panama	Trust	100%
Leasing Banistmo S.A.	Panama	Leasing	100%
Valores Banistmo S.A.	Panama	Securities brokerage	100%
Banistmo Panamá Fondo de Inversión S.A.	Panama	Holding	100%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100%
Fondo Renta Sostenible Global S.A.(6)	Panama	Collective investment fund	100%
Banistmo Capital Markets Group Inc.(6)	Panama	Real estate broker	100%
Anavi Investment Corporation S.A.(6)	Panama	Real estate	100%
Desarrollo de Oriente S.A.(6)	Panama	Real estate	100%
Steens Enterprises S.A.(6)	Panama	Portfolio holder	100%
Ordway Holdings S.A.(6)	Panama	Real estate broker	100%
Grupo Agromercantil Holding S.A.	Panama	Holding	100%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.66%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance company	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100%
Agrovalores S.A.	Guatemala	Securities brokerage	100%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	100%
Agencia de Seguros y Fianzas Agromercantil S.A.(7)	Guatemala	Insurance agency	100%
Asistencia y Ajustes S.A.	Guatemala	Services	100%
Serproba S.A.	Guatemala	Maintenance and remodelling services	100%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100%
Conserjeria, Mantenimiento y Mensajería S.A.(7)	Guatemala	Maintenance services	100%
Mercom Bank Ltd.(8)	Barbados	Banking	99.66%
New Alma Enterprises Ltd.	Bahamas	Investments	99.66%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100%
Bancolombia Cayman S.A.(9)	Cayman Islands	Banking	100%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%
Bancolombia Capital Holdings USA LLC(10)	United States	Holding	100%
Bancolombia Capital Adviser LLC(10)	United States	Investment advisor	100%
Bancolombia Capital LLC(10)	United States	Securities brokerage	100%
(1)	On November 30, 2021, Grupo Bancolombia acquired 91,791 common shares of VLIPCO S.A.S. for COP 9,474. Grupo Bancolombia held 94.77% of the shares of the company. For further information see Consolidated financial statement, Note 8. Investments in associates and joint ventures and Note 9.3 Business combinations.
(2)	Mercantil trust consolidated by the Private Equity Fund Fondo Inmobiliario Colombia since October 2021.
(3)	The decrease in the shareholding is due to the repurchase of outstanding stock carried out by the subsidiary during 2021.
(4)	The trust rights were assigned in June 2021.
(5)	Merger between Banistmo S.A. (absorbing entity) and Financomer S.A. (absorbed entity) in November 2021.
(6)	Investments in non-operational stage.
(7)	Companies involuntary liquidation.
(8)	On September 30, 2021, Mercom Bank Ltd shareholder authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank, Ltd., to Banco Agromercantil de Guatemala, S. A. or other companies of Bancolombia Group. For further information see Consolidated financial statement, Note 1. Reporting Entity.
(9)	On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information see Consolidated financial statement, Note 1. Reporting entity.
(10)	Companies created by Valores Bancolombia S.A. Comisionista de Bolsa in October 2021. For further information see Consolidated financial statement, Note 1. Reporting Entity.

D.        PREMISES AND EQUIPMENT

As at December 31, 2021, the Bank’s premises and equipment includes the headquarters located at Avenida Los Industriales, in Medellín, and other properties owned and rented mainly located in Colombia, with a total approximate area of 464,647 square meters.

With the goal of meeting the new working needs with spaces adapted to this new environment, during 2021 the Bank refurbished the administrative offices in Atrio and FIC9211 buildings in Bogota. 2,027 people were relocated, and 2,211 workstations were adapted including stations in transit and multiple formal and informal collaborative spaces. This renovation and other adaptations made by the Bank were financed using own resources amounting to COP 259,243.

Currently, the Bank is adapting new administrative headquarters in Medellin, and other facilities with a total approximate investment of COP 158,374, to be paid with own resources. The new headquarters will have 1,100 workstations, multiple collaborative spaces, a training center and 17 formal meeting rooms. The Bank expects the work to be finished by August 2022.

The Bank’s total premises and equipment for own use had a net book value as at December 31, 2021 of COP 2,563,392, and the book value of right of use assets related to branches and rented offices amounts to COP 1,584,007.

The following table shows information about the Bank’s main own and rented facilities in which administrative activities, banking commercial activities and data processing center are performed:

Building / Facility	Location	Area (square meters)
Dirección General (Torre Norte, Torre Sur and Torre Oriente)	Medellín, Colombia	109,710
Torre Atrio	Bogotá, Colombia	19,263
Niquía	Bello, Colombia	4,070
Edificio 9211	Bogotá, Colombia	9,578
Torre Barranquilla	Barranquilla, Colombia	8,801
Twins Bay 1	Cartagena, Colombia	2,866
Sucursal 8111	Bogotá, Colombia	679
Sucursal del Futuro	Medellín, Colombia	7,909
Pier 30	Medellín, Colombia	1,964

During the first quarter of 2022, the Bank completed the termination of the lease for the Centro Empresarial Olaya Herrera building facilities, representing a decrease of COP 10,504 in right of use assets in such quarter.

As of the date hereof, there is no record of environmental issues or liens that may impact or affect the use of the main fixed assets comprising the Bank’s premises and equipment.

For further information regarding to Branch Network, see Item 4. Information on the Company, B5. Distribution Network. Accounting recognition for premises and equipment are described in Note 2 “Significant Accounting Policies” and Note 10 “Premises and Equipment, Net” to the Consolidated Financial Statements.

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

E.1  DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances for each of the years ended December 31, 2021, 2020 and 2019 have been calculated as the arithmetic average of the last 13 monthly IFRS balances. In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2021, 2020 and 2019, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities:

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31, (1)
	2021			2020			2019
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	Balance	earned	Yield / Rate	Balance	earned	Yield / Rate	Balance	earned	Yield / Rate
	In millions of COP, except percentages
ASSETS
Interest-earning assets
Interbank borrowings
Domestic activities	41,128	775	1.9%	54,881	2,113	3.9%	81,094	2,538	3.1%
Foreign activities	1,960,204	8,638	0.4%	3,945,775	30,249	0.8%	2,199,450	65,186	3.0%
Total	2,001,332	9,413	0.5%	4,000,656	32,362	0.8%	2,280,544	67,724	3.0%
Reverse repurchase agreements and other similar secured loans
Domestic activities	906,060	11,806	1.3%	1,069,768	46,621	4.4%	919,551	34,042	3.7%
Foreign activities	163,902	847	0.5%	131,073	315	0.2%	216,723	5,225	2.4%
Total	1,069,962	12,653	1.2%	1,200,841	46,936	3.9%	1,136,274	39,267	3.5%
Debt instruments(2)
Domestic activities	15,303,069	191,274	1.2%	12,664,233	708,558	5.6%	10,029,160	633,587	6.3%
Foreign activities	12,561,251	586,338	4.7%	11,131,710	133,401	1.2%	7,278,953	408,598	5.6%
Total	27,864,320	777,612	2.8%	23,795,943	841,959	3.5%	17,308,113	1,042,185	6.0%
Loans and advances to customers, net
Domestic activities	134,727,992	10,899,991	8.1%	127,239,703	11,574,252	9.1%	115,577,087	12,151,936	10.5%
Foreign activities	69,727,945	4,444,299	6.4%	68,045,975	4,558,725	6.7%	60,917,700	4,476,384	7.3%
Total	204,455,937	15,344,290	7.5%	195,285,678	16,132,977	8.3%	176,494,787	16,628,320	9.4%
Total interest-earning assets
Domestic activities	150,978,249	11,103,846	7.4%	141,028,585	12,331,544	8.7%	126,606,892	12,822,103	10.1%
Foreign activities	84,413,302	5,040,122	6.0%	83,254,533	4,722,690	5.7%	70,612,826	4,955,393	7.0%
Total	235,391,551	16,143,968	6.9%	224,283,118	17,054,234	7.6%	197,219,718	17,777,496	9.0%
Total non-interest-earning assets
Domestic activities	13,046,079	—	—	14,827,183	—	—	17,086,581	—	—
Foreign activities (3)	18,513,442	—	—	20,379,939	—	—	16,885,662	—	—
Total	31,559,521	—	—	35,207,122	—	—	33,972,243	—	—
Total interest and non-interest earnings assets
Domestic activities	164,024,328	11,103,846	6.8%	155,855,768	12,331,544	7.9%	143,693,473	12,822,103	8.9%
Foreign activities (3)	102,926,744	5,040,122	4.9%	103,634,472	4,722,690	4.6%	87,498,488	4,955,393	5.7%
Total	266,951,072	16,143,968	6.0%	259,490,240	17,054,234	6.6%	231,191,961	17,777,496	7.7%
(1)	The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.

(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	The percentage of total average assets attributable to foreign activities was 38.6%, 39.9% and 37.8%, respectively, for the fiscal years ended December 31, 2021, 2020 and 2019.

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31, (1)
	2021			2020			2019
			Average			Average			Average
	Average	Interest	Yield /	Average	Interest	Yield /	Average	Interest	Yield /
	Balance	paid	Rate (2)	Balance	paid	Rate (2)	Balance	paid	Rate
	In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking accounts
Domestic activities	22,210,635	22,633	0.1%	16,597,909	15,529	0.1%	12,230,317	14,201	0.1%
Foreign activities	15,831,093	46,972	0.3%	13,954,048	60,709	0.4%	10,599,525	42,266	0.4%
Total	38,041,728	69,605	0.2%	30,551,957	76,238	0.2%	22,829,842	56,467	0.2%
Saving accounts
Domestic activities	70,964,990	504,372	0.7%	58,627,306	822,674	1.4%	47,172,719	946,105	2.0%
Foreign activities	21,454,174	254,651	1.2%	18,236,880	289,447	1.6%	14,279,292	230,838	1.6%
Total	92,419,164	759,023	0.8%	76,864,186	1,112,121	1.4%	61,452,011	1,176,943	1.9%
Time deposits
Domestic activities	24,842,955	978,605	3.9%	33,118,599	1,717,133	5.2%	33,449,926	1,893,758	5.7%
Foreign activities	34,005,160	1,007,272	3.0%	35,087,053	1,178,700	3.4%	29,096,091	1,037,630	3.6%
Total	58,848,115	1,985,877	3.4%	68,205,652	2,895,833	4.2%	62,546,017	2,931,388	4.7%
Repurchase agreements and other similar secured borrowing
Domestic activities	4,244,146	68,654	1.6%	1,615,260	44,150	2.7%	4,371,230	198,145	4.5%
Foreign activities	79,882	554	0.7%	11,557	3,811	33.0%	93,366	2,097	2.2%
Total	4,324,028	69,208	1.6%	1,626,817	47,961	2.9%	4,464,596	200,242	4.5%
Borrowings from other financial institutions(2)
Domestic activities	5,149,325	176,000	3.4%	5,693,723	261,732	4.6%	4,641,720	267,682	5.8%
Foreign activities	3,714,001	117,949	3.2%	10,678,701	266,093	2.5%	10,741,195	380,984	3.5%
Total	8,863,326	293,949	3.3%	16,372,424	527,825	3.2%	15,382,915	648,666	4.2%
Interbank deposits(2)(3)
Domestic activities	131,560	3,567	2.7%	103,878	3,495	3.4%	248,036	12,076	4.9%
Foreign activities	746,331	303	0.0%	1,144,273	2,343	0.2%	1,335,847	9,587	0.7%
Total	877,891	3,870	0.4%	1,248,151	5,838	0.5%	1,583,883	21,663	1.4%
Debt instruments in issue
Domestic activities	4,024,157	465,139	11.6%	4,348,777	424,972	9.8%	5,117,798	557,726	10.9%
Foreign activities	16,044,417	588,302	3.7%	16,860,492	629,017	3.7%	15,517,371	607,082	3.9%
Total	20,068,574	1,053,441	5.2%	21,209,269	1,053,989	5.0%	20,635,169	1,164,808	5.6%
Lease liability(4)
Domestic activities	1,036,849	70,570	6.8%	1,081,699	77,225	7.1%	1,081,141	80,016	7.4%
Foreign activities	776,239	40,986	5.3%	829,910	41,375	5.0%	717,035	41,931	5.8%
Total	1,813,088	111,556	6.2%	1,911,609	118,600	6.2%	1,798,176	121,947	6.8%
Total interest-bearing liabilities
Domestic activities	132,604,617	2,289,540	1.7%	121,187,151	3,366,910	2.8%	108,312,887	3,969,709	3.7%
Foreign activities	92,651,297	2,056,989	2.2%	96,802,914	2,471,495	2.6%	82,379,722	2,352,415	2.9%
Total	225,255,914	4,346,529	1.9%	217,990,065	5,838,405	2.7%	190,692,609	6,322,124	3.3%
Total non-interest bearing liabilities
Domestic activities	8,618,738	—	—	9,830,324	—	—	10,072,053	—	—
Foreign activities	2,349,931	—	—	2,690,244	—	—	2,779,104	—	—
Total	10,968,669	—	—	12,520,568	—	—	12,851,157	—	—
Stockholders' equity
Domestic activities	22,769,574	—	—	18,632,399	—	—	20,741,436	—	—
Foreign activities	7,956,915	—	—	10,347,208	—	—	6,906,759	—	—
Total	30,726,489	—	—	28,979,607	—	—	27,648,195	—	—
Total interest and non-interest bearing liabilities and stockholders’ equity(5)
Domestic activities	163,992,929	2,289,540	1.4%	149,649,873	3,366,910	2.2%	139,126,376	3,969,709	2.9%
Foreign activities (5)	102,958,143	2,056,989	2.0%	109,840,367	2,471,495	2.3%	92,065,585	2,352,415	2.6%
Total	266,951,072	4,346,529	1.6%	259,490,240	5,838,405	2.2%	231,191,961	6,322,124	2.7%

(1)	The Bank average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	As of January 01, 2019 the Bank adopted IFRS 16, this standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases.
(5)	The percentage of total average liabilities attributable to foreign activities was 40.2, 43.2% and 41.8%, respectively, for the fiscal years ended December 31, 2021, 2020 and 2019.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2021 compared to the year ended December 31, 2020; and the year ended December 31, 2020, compared to the year ended December 31, 2019. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2021-December 31, 2020			December 31, 2020-December 31, 2019
	Increase (Decrease) due to changes in:			Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Interbank borrowings
Domestic activities	(441)	(897)	(1,338)	(1,472)	1,047	(425)
Foreign activities	(11,714)	(9,897)	(21,611)	(526,875)	491,938	(34,937)
Total	(12,155)	(10,794)	(22,949)	(528,347)	492,985	(35,362)
Reverse repurchase agreements and other similar secured loans
Domestic activities	(6,238)	(28,576)	(34,814)	6,033	6,545	12,578
Foreign activities	95	437	532	(1,498)	(3,412)	(4,910)
Total	(6,143)	(28,139)	(34,282)	4,535	3,133	7,668
Debt instruments(1)
Domestic activities	189,687	(706,971)	(517,284)	132,757	(57,786)	74,971
Foreign activities	19,238	433,699	452,937	566,307	(841,504)	(275,197)
Total	208,925	(273,272)	(64,347)	699,064	(899,290)	(200,226)
Loans and advances to customers, net
Domestic activities	766,847	(1,441,108)	(674,261)	1,717,927	(2,295,611)	(577,684)
Foreign activities	118,349	(232,775)	(114,426)	335,419	(253,078)	82,341
Total	885,196	(1,673,883)	(788,687)	2,053,346	(2,548,689)	(495,343)
Total interest-earning assets
Domestic activities	949,855	(2,177,552)	(1,227,697)	1,855,245	(2,345,805)	(490,560)
Foreign activities	125,968	191,464	317,432	373,353	(606,056)	(232,703)
Total	1,075,823	(1,986,088)	(910,265)	2,228,598	(2,951,861)	(723,263)
Interest-bearing liabilities:
Checking accounts
Domestic activities	5,621	1,483	7,104	2,911	(1,583)	1,328
Foreign activities	10,070	(23,807)	(13,737)	14,322	4,121	18,443
Total	15,691	(22,324)	(6,633)	17,233	2,538	19,771
Saving accounts
Domestic activities	236,646	(554,948)	(318,302)	520,982	(644,413)	(123,431)
Foreign activities	81,054	(115,850)	(34,796)	62,731	(4,122)	58,609
Total	317,700	(670,798)	(353,098)	583,713	(648,535)	(64,822)
Time deposits
Domestic activities	(376,521)	(362,008)	(738,529)	(18,592)	(158,033)	(176,625)
Foreign activities	(35,456)	(135,972)	(171,428)	196,397	(55,327)	141,070
Total	(411,977)	(497,980)	(909,957)	177,805	(213,360)	(35,555)
Repurchase agreements and other similar secured borrowing
Domestic activities	32,707	(8,203)	24,504	(94,493)	(59,502)	(153,995)
Foreign activities	(3,903)	646	(3,257)	(117)	1,831	1,714
Total	28,804	(7,557)	21,247	(94,610)	(57,671)	(152,281)
Borrowings from other financial institutions
Domestic activities	(23,282)	(62,450)	(85,732)	(56,766)	50,816	(5,950)
Foreign activities	(255,803)	107,659	(148,144)	(2,204)	(112,687)	(114,891)
Total	(279,085)	45,209	(233,876)	(58,970)	(61,871)	(120,841)
Interbank deposits
Domestic activities	265	(193)	72	(5,603)	(2,978)	(8,581)
Foreign activities	(617)	(1,423)	(2,040)	(1,211)	(6,033)	(7,244)
Total	(352)	(1,616)	(1,968)	(6,814)	(9,011)	(15,825)

	December 31, 2021 - December 31, 2020			December 31, 2020 - December 31, 2019
	Increase (Decrease) due to changes in:			Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Debt instruments in issue
Domestic-activities	(27,721)	67,888	40,167	(78,677)	(54,077)	(132,754)
Foreign-activities	(30,060)	(10,655)	(40,715)	47,289	(25,354)	21,935
Total	(57,781)	57,233	(548)	(31,388)	(79,431)	(110,819)
Lease liability(2)
Domestic-activities	(3,132)	(3,523)	(6,655)	41	(2,832)	(2,791)
Foreign-activities	(4,506)	4,117	(389)	(8,780)	8,224	(556)
Total	(7,638)	594	(7,044)	(8,739)	5,392	(3,347)
Total interest-bearing liabilities
Domestic-activities	(155,417)	(921,954)	(1,077,371)	269,803	(872,602)	(602,799)
Foreign-activities	(239,221)	(175,285)	(414,506)	308,427	(189,347)	119,080
Total	(394,638)	(1,097,239)	(1,491,877)	578,230	(1,061,949)	(483,719)
(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	As of January 01, 2019 the Bank adopted IFRS 16, this standard establishes the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to account for all their leases under the same balance sheet model similar to the accounting under IAS 17 of the Finance leases.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

	Interest Earning Assets Yield For the Fiscal
	Year Ended December 31,
	2021	2020	2019
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	150,978,249	141,028,585	126,606,892
Foreign activities	84,413,302	83,254,533	70,612,826
Total	235,391,551	224,283,118	197,219,718
Net interest income(1)
Domestic activities	8,814,306	8,964,634	8,852,394
Foreign activities	2,983,133	2,251,195	2,602,978
Total	11,797,439	11,215,829	11,455,372
Average yield on interest-earning assets
Domestic activities	7.35%	8.74%	10.13%
Foreign activities	5.97%	5.67%	7.02%
Total	6.86%	7.60%	9.01%
Net interest margin(2)
Domestic activities	5.84%	6.36%	6.99%
Foreign activities	3.53%	2.70%	3.69%
Total	5.01%	5.00%	5.81%
Interest spread(3)
Domestic activities	5.63%	5.97%	6.46%
Foreign activities	3.75%	3.12%	4.16%
Total	4.93%	4.93%	5.70%
(1)	Net interest income is interest income on loans less interest expense and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2    INVESTMENT PORTFOLIO

DEBT INSTRUMENTS PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s debt instruments as of December 31, 2021:

	Maturity less	Maturity between	Maturity between	Maturity More	Total yield
	than 1 year	1 and 5 Years	5 and 10 Years	Than 10 Years
	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)

Securities issued or secured by: Foreign currency.-denominated(2):
Corporate bonds	1.44%	5.11%	4.82%	-	4.86%
Colombian Government	-	2.55%	-	3.36%	2.56%
Foreign Governments	1.16%	2.01%	3.45%	-	1.76%
Other financial entities	2.70%	1.66%	3.54%	-	1.84%
Subtotal yield	1.31%	2.68%	4.52%	0.05%	2.78%
Securities issued or secured by: Peso-denominated(2)
Colombian Government	2.49%	-	-	-	2.49%
Other Government entities	0.14%	-	-	9.13%	0.30%
Other financial entities	-	-	5.32%	-	5.32%
Subtotal yield	1.27%	-	5.32%	9.13%	1.53%
Total yield	1.29%	2.68%	4.59%	2.67%	2.28%
(1)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2021.
(2)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

E.3  LOAN PORTFOLIO

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2021:

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
In millions of COP
Commercial
Corporate	17,124,666	22,523,964	19,979,836	1,291,617	60,920,083
SME	3,946,269	8,296,746	2,425,844	341,707	15,010,566
Others	13,624,598	15,410,250	9,909,313	37,033	38,981,194
Total commercial	34,695,533	46,230,960	32,314,993	1,670,357	114,911,843
Consumer
Credit card	328,066	7,500,460	992,408	89,782	8,910,716
Vehicle	48,381	2,048,490	1,905,002	593,853	4,595,726
Payroll loans	54,864	1,407,000	5,005,482	2,839,711	9,307,057
Others	635,330	17,062,452	7,380,529	471,230	25,549,541
Total consumer	1,066,641	28,018,402	15,283,421	3,994,576	48,363,040

Mortgage
VIS	18,566	231,344	1,691,105	7,345,289	9,286,304
Non-VIS	51,471	796,052	6,258,956	14,254,004	21,360,483
Total mortgage	70,037	1,027,396	7,950,061	21,599,293	30,646,787
Financial Leases	1,727,484	7,121,356	13,160,512	3,110,276	25,119,628
Small Business Loan	183,156	644,545	205,482	249,002	1,282,185
Total loans	37,742,851	83,042,659	68,914,469	30,623,504	220,323,483

In general, the initial term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2021, 54.82% of the Bank’s loan portfolio had a maturity of five years or less.

Loans interest rate allocation

The following table shows the interest rate allocation of the Bank’s loan portfolio due after one year and within one year or less:

As of December 31, 2021
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	82,684,330
Commercial	54,082,895
Consumer	10,218,910
Small business loan	236,237
Financial Leases	18,146,288
Mortgage	—
Foreign-denominated	21,020,271
Commercial	12,652,150
Consumer	5,898,374
Small business loan	338,226
Financial Leases	25,094
Mortgage	2,106,427
Total	103,704,601
Fixed Rate
Domestic-denominated	47,565,844
Commercial	3,782,523
Consumer	23,403,585
Small business loan	360,981
Financial Leases	4,568,783
Mortgage	15,449,972
Foreign-denominated	31,310,187
Commercial	9,698,742
Consumer	7,775,530
Small business loan	163,585
Financial Leases	651,979
Mortgage	13,020,351
Total	78,876,031
Loans with term of less than 1 year:
Domestic-denominated	23,935,820
Commercial	21,711,562
Consumer	409,913
Small business loan	64,145
Financial Leases	1,702,640
Mortgage	47,560

Foreign-denominated	13,807,031
Commercial	12,983,971
Consumer	656,728
Small business loan	119,011
Financial Leases	24,844
Mortgage	22,477
Total	37,742,851
Total loans	220,323,483

Allowance for credit losses to total loans

The following table shows the allowance for credit losses to total loans for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
	In millions of COP
Allowance for credit losses to total loans.	7.20%	8.68%

For further information about the change of the allowance for credit losses from 2020 to 2021, see Note 6 to the Consolidated Financial Statements, “Loans and Advances to Costumers, Net”, “Impact of movements in loans and provision for Stage” section.

E.4 SUMMARY OF LOAN LOSS EXPERIENCE

Ratio of charge-offs to average outstanding loans

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2021 and 2020 was as follows:

	Year ended December 31,
	2021	2020
Ratio of charge-offs to average outstanding loans(1)	2.46%	1.33%
Commercial	0.63%	0.50%
Consumer	8.20%	4.52%
Mortgage	0.39%	0.34%
Financial Leases	2.25%	0.17%
Small Business Loan	6.37%	5.56%

(1) The variation corresponds to changes in reliefs strategy adopted in the second half of 2020 and that by 2021, due to its termination, were rolled back and resulting in write-offs.

E.5 DEPOSITS

Uninsured deposits

An uninsured deposit is any deposit that does not have a mechanism to protect and secure the depositor’s resources (either natural or legal person) in the event of insolvency or settlement of any financial institution.

The amount of uninsured deposits for 2021 and 2020 is COP 162,763,204 and COP 140,351,981, respectively.

The following table shows the time deposits held by the Bank as of December 31, 2021, unsecured:

	At December 31, 2021
		Unsecured
	Peso -	Foreign Exchange-
	Denominated	Denominated	Total
	In millions of COP
Up to 3 months	6,949,420	10,386,442	17,335,862
From 3 to 6 months	1,730,367	6,161,576	7,891,943
From 6 to 12 months	2,004,982	9,371,255	11,376,237
More than 12 months	7,559,312	9,182,924	16,742,236
Total Time deposits	18,244,081	35,102,197	53,346,278

F.                 UNRESOLVED STAFF COMMENTS

None.

ITEM 5      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                OPERATING RESULTS

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the related notes thereto included in this Annual Report.

The following discussion includes information regarding future financial performance and plans, targets, aspirations, expectations, and objectives of management, which constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. It is possible that the Bank’s actual results may differ materially from the results discussed in the forward-looking statements because of several risks and uncertainties. In addition, please refer to the discussion in Item 3. “Key Information – D. Risk Factors” for a description of risks and uncertainties affecting the Bank’s business and financial results and to Item 4 B. “Business Overview, B.9 – Cybersecurity Framework”, for a description of the Bank’s cybersecurity framework.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s operating results are affected by macroeconomic factors, mainly in Colombia but also in the other countries where the Bank operates. The most important variables include GDP growth, interest rates, inflation, and exchange rates, mostly the USD/COP exchange rate. The following discussion summarizes the trends of these measures in Colombia in 2021.

Economic activity

Colombia’s real GDP growth was 10.6% in 2021, achieving a very important recovery after the 7% contraction in 2020. This recovery was the result of a reduction in the number of cases of COVID-19 and greater normality in the operation of productive activities and mobility of households, and despite the impact of the social unrest and protests in the second quarter 2021.

Key GDP components in 2021 compared with 2020 were as follows: investment grew 9.9%, consumption 14.1%, imports 27.5%, and exports 14.2%. In 2020, gross capital formation represented 19% of GDP, total consumption represented 88%, exports 13%, and imports 20%.

The sectors that showed more dynamic growth in 2021 were the artistic, entertainment and recreation activities and other service activities (33%), retail and wholesale, transportation, accommodation, and food services (21.2%), and the manufacturing industry (16.4%).

Interest Rates

As of December 31, 2021, the Colombian Central Bank’s benchmark interest rate stood at 3%, after a 125-bp increase over the year. The year closed amidst a process of increases in the monetary policy interest rate.

Since the main goal of the Central Bank is to take inflation back to levels close to its long-term target (3%), it is reasonable to think that interest rate hikes will continue at a fast pace in the short term.

Inflation

2021 year-end inflation stood at 5.62%, noticeably higher than the 1.61% recorded in 2020. The components leading inflation in 2021 were food and nonalcoholic beverages (17.23% increase), non-durable goods (12.01% increase), and electricity and fuels (10.2% increase). On the contrary, semi-durable goods (1.08% decrease) and services (2.48% increase) were the components where prices grew the least.

Inflation closing 2021 above the upper limit of the Central Bank’s tolerance range (4%) and with an upward trend, is one of the key factors leading to the expectation of continued hikes that in the monetary policy interest rate.

In the short term, inflation behavior which would be predictably biased upwards given the stress situation that international supply chains are experiencing, among other factors, will be challenging for private consumption and the purchasing power of households.

Exchange rate

The Colombian peso depreciated 15.98% against the USD during 2021, with the USD/COP closing at COP 3,981.16, compared to a depreciation of 4.74% in 2020, when the USD/COP closed at COP 3,432.5. As a result, the COP finished 2021 in a weakened position that could indicate that financial markets are anticipating significant electoral uncertainty ahead of the legislative and presidential elections that Colombia will face in 2022.

Outlook

Prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – medium-term	Unfavorable factors for the Colombian economy – medium term

High resilience to the pandemic, with strong policy framework and comprehensive policy response to Covid-19.

Robust household consumption.

Resilient financial system will enter a new upswing.

High commodity prices will support growth of investment and exports.

Public debt already achieved downward path in 2021.

Fiscal rule was strengthened with a new debt anchor and independent oversight.

Implementation of Basel III have further strengthened capital adequacy of credit institutions.

Robust supervisory and regulatory frameworks to safeguard financial stability.

The temporary protection status program for Venezuelan migrants should strengthen their integration and raise Colombia’s economic potential.

Political uncertainty due to upcoming presidential elections.

Still high uncertainty about the future dynamics of the pandemic.

Ongoing global supply chains disruptions.

Inflationary pressures

Local monetary policy tightening may slow growth.

High external financing needs due to a wider current account deficit.

Slow implementation of infrastructure agenda and peace agreement.

Further raising in fiscal revenues are needed to safeguard key social protection programs and public investment while debt level is reduced.

Structural reforms are needed to aid job creation and bring employment closer to pre-pandemic levels.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2021 VERSUS 2020

The following discussion does not address the changes in results for 2020 versus 2019; the discussion of these changes may be found in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2020

Summary

After facing one of the most challenging years in its recent history due to COVID-19, during 2021 Bancolombia recovered at a better pace than expected, due in large part to the economic recovery that occurred in all the geographies where Bancolombia has a presence, encouraging the appetite for credit consumption in the main segments where the Bank operates.  Even though the pandemic impacted the Bank´s operations, customers, suppliers, and employees, Bancolombia maintained its strong competitive position and full-service financial model. For the year 2021, net income attributable to equity holders of the parent company totaled COP 4,087 billion (COP 4,309 per share, including both common and preferred shares, and USD 4.33 per ADR), which represents an increase of 1,380.76% as compared to COP 276 billion of net income attributable to equity holders of the parent company for the fiscal year 2020.

Bancolombia’s average return on stockholders’ equity for 2021 was 14.03%, up from 1.02% in 2020.

The net interest and valuation income margin increased in 2021 and stood at 5.09% for the year, up from 4.91% in 2020.

Credit impairment charges, totaled COP 2,421 billion for 2021, down 67.84% from COP 7,527 billion in 2020. The lower provision charges during 2021 was driven by a downward trend in credit deterioration indicators and lower levels of provisions charges compared to what was budgeted, as a result of the economic recovery, improved projections in the macroeconomic scenarios and improvements in the expected loss model.

Loans and advances to customers and financial institutions experienced net growth of 15.11% during the year. This growth was driven primarily by good and stable performance of retail and mortgage loans during the year, a better performance of commercial loans in the second half of 2021, and COP depreciation against USD. The total loan book denominated in COP grew 10.56% and USD-denominated loans grew 7.46% for the year.

Allowance for loans and lease losses represented 6.73% of total loans and 166.29% of 30-day past-due loans (excluding accrued interest) at the end of 2021 compared with 8.13% of total loans and 164.95% of 30-day past-due loans (excluding accrued interest) on December 31, 2020.

The Bank expects that these allowances will provide adequate coverage for expected credit losses. Capital adequacy was 15.49% (Tier 1 ratio of 11.92%), higher than the 14.74% (Tier 1 ratio of 11.24%) reported at the end of 2020, principally due to the good results of the net income during the year.

Deposits by customers increased 16.35% during 2021, while the ratio of net loans to deposits was 97.2% at the end of the year, up from 96.7% on December 31, 2020.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance sheet credit instruments

For 2021, net interest income and valuation was COP 11,784 billion, up 8.85% from COP 10,826 billion in 2020.   The 3.31% decrease in interest income was offset by the 25.78% decrease in interest expenses due to the effort to reduce funding costs by increases in saving and checking accounts balances.

The weighted average nominal interest rate on loans and financial leases ended at 7.5% in 2021 down from 8.3% in 2020. At the same time, interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities, totaled COP 16,136 billion in 2021, down 3.31% as compared to COP 16,689 billion in 2020 because of lower interest income on loans and financial leases.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt instruments and mark-to-market valuation adjustments, totaled COP 471 billion in 2021, 119.01% higher than 2020.  Amid a challenging year because of the beginning of the rate hike cycle by the Central Bank and inflationary pressures, this increase was due to the positive performance of the derivative portfolio, due to the increased demand for hedging instruments by the costumers of the different segments.

Net interest and valuation income margin from continuing operations increased 18 basis points from 4.91% to 5.09% during the year.  This increase is due to the decrease in funding costs due to increases in saving and checking accounts.  In September 2021, the Central Bank of Colombia started a rate hike cycle, with a first hike of 25 basis points followed by two 50 basis points hikes in November and December. Interest rate hikes benefit margins because of the asset-sensitive nature of the Bank’s balance sheet.

The strategy implemented by Bancolombia in recent years has consisted of increasing the proportion of consumer loans in the portfolio, but during 2021 the Bank maintained relatively stable market share in the segments where it operates.  During the year, the Bank focused on supporting the recovery of its customers, reducing funding costs, enhancing its digital offers, and maintaining a strong capital and liquidity position.

Bancolombia was active in the deposits markets to secure necessary funding. Interest expenses totaled COP 4,352 billion in 2021, down 25.78% as compared to COP 5,863 billion in 2020. The decrease in interest expense is primary due to the increase in deposits in saving and checking accounts and the decrease of the balance in time deposits and borrowings from other financial institutions.  At the end of 2021, the Bank gradually increased its balance in time deposits to support this growth, as economic activity and the loan book showed better trends.  Overall, the average interest rate paid on interest-bearing liabilities was 1.9 % in 2021, lower than the 2.7% of 2020.

Fees and Commissions, Net

The following table lists the principal categories of revenue-producing fees and commissions for the years ended December 31, 2021, and 2020 along with year-to-year variations:

As of December 31, 2021

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	414,870	69,379	118,532	56,548	-	-	-	22,902	-	682,231
Credit and debit card fees and commercial estabilshments	1,830,128	174,226	168,273	61,831	-	-	-	1,663	-	2,236,121
Brokerage	-	12,661	-	-	-	-	14,193	-	-	26,854
Acceptances, Guarantees and Standby Letters of Credit	43,863	16,125	6,928	3,716	-	-	-	1,917	-	72,549
Trust	-	17,420	6,567	704	347,838	-	90,548	46	-	463,123
Placement of securities and investment banking	-	1,998	1,353	-	-	79,521	11,481	-	-	94,353
Bancassurance(1)	636,632	49,730	129	-	40	10	51	-	-	686,592
Payment and collections	723,297	10,064	-	-	-	-	-	-	-	733,361
Others	192,682	-	57,942	37,109	-	-	1,009	6,781	3,097	298,620
Total revenue from contracts with customers	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804
(1)	Decrease in revenues due to the number of claims arising from the impact of the global COVID-19 pandemic.

As of December 31, 2020

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	329,281	77,727	105,821	49,782	-	-	-	20,234	-	582,845
Credit and debit card fees and commercial estabilshments	1,484,085	147,448	126,857	85,643	-	-	-	1,834	-	1,845,867
Brokerage	-	10,047	-	9	-	-	18,308	-	-	28,364
Acceptances, Guarantees and Standby Letters of Credit	38,864	13,976	5,112	2,713	-	-	-	1,109	-	61,774
Trust	844	18,089	1,868	788	349,127	-	81,373	46	2,115	454,250
Placement of securities and investment banking	-	789	1,723	-	-	37,354	12,170	-	-	52,036
Bancassurance	685,783	42,697	139	-	8	3	12	-	-	728,642
Payment and collections	595,222	-	-	-	-	-	-	-	-	595,222
Others	157,303	-	48,272	37,333	15	90	765	5,673	(38)	249,413
Total revenue from contracts with customers	3,291,382	310,773	289,792	176,268	349,150	37,447	112,628	28,896	2,077	4,598,413

Growth
	2021	VS	2020
	COP		%
Revenue from contracts with customers
Banking services	99,386		17.05%
Credit and debit card fees and commercial estabilshments	390,254		21.14%
Brokerage	(1,510)		(5.32)%
Acceptances, Guarantees and Standby Letters of Credit	10,775		17.44%
Trust	8,873		1.95%
Placement of securities and investment banking	42,317		81.32%
Bancassurance	(42,050)		(5.77)%
Payment and collections	138,139		23.21%
Others	49,207		19.73%
Total revenue from contracts with customers	695,391		15.12%

Fees and commissions expenses

	Year		Growth
	2021	2020	2021-2020
	In millions of COP
Banking services	798,729	587,531	211,198	35.95%
Sales, collections and other services(1)	619,715	558,038	61,677	11.05%
Correspondent banking(2)	307,308	213,850	93,458	43.70%
Payments and collections	26,897	20,034	6,863	34.26%
Others	108,034	182,132	(74,098)	(40.68)%
Total fees and commissions expenses	1,860,683	1,561,585	299,098	19.15%
(1)	Increase in 2021 due to greater demand for attention through the telephone channel (contact center services).
(2)	The increase is due to higher transactions, due to the opening of new correspondents in 2021.

Fees and commission income, net

	Year		Growth
	2021	2020	2021-2020
	In millions of COP
Fees and commission income	5,293,804	4,598,413	695,391	15.12%
Fees and commission expenses	(1,860,683)	(1,561,585)	(299,098)	19.15%
Total fees and commissions income, net	3,433,121	3,036,828	396,293	13.05%

For the year 2021, net fees and commissions income totaled COP 3,433 billion, up 13.05% as compared to COP 3,037 in 2020.  Credit cards and commercial establishments provided the largest contribution due to the increase in the volume of transactions and the use of digital channels.  Payments and collections as well as banking services have added to the strong performance.

This increase was primarily driven by operations in Colombia, due to the increase in clients and volume of transactions. Higher revenues resulted from higher transaction flows from commercial establishments through debit cards, credit cards, POS and electronic payments, as well as domestic and international purchases through our affiliated networks.

Bancolombia´ s strategy in relation to fee and commission income is to promote financial services and other revenue lines that complement the lending business. Activities related to cash management, methods of payment and bancassurance are the main components of this strategy.

The Bank continued to promote and increase the volumes of credit and debit card transactions through initiatives with retailers as well as commercial incentives. This strategy involved advertising campaigns as well as enhanced use of reward and loyalty schemes relating to the use of Bancolombia-issued credit cards and debit cards which contributed to a faster expansion of this revenue line. The growth in consumer loans and credit cards outstanding also contributed to the growth in fees related to these products.

In the corporate area, the efforts have been focused on the middle and small market, mainly through the promotion of comprehensive banking, cash management services and electronic platforms for treasury management.

Other Operating Income

For 2021, total other operating income was COP 2,022 billion, 9.63% higher than the COP 1,845 billion in 2020.

Revenues from operating leases totaled COP 937 billion in 2021, an increase of 31.62% compared to 2020. Such increase is due to higher volumes in assets under leasing, higher income from services related to the operating leases, as well as increased activity in the leasing business.

Gains on sale of assets was COP 227 billion, 244.97% higher compared to 2020.

Operating expenses

The following table summarizes the principal components of Bancolombia’s operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2021	2020	2021-2020
	In millions of COP
Operating expenses
Salaries and employee benefits	3,782,596	3,044,730	737,866	24.23%
Other administrative and general expenses	3,521,920	3,140,789	381,131	12.13%
Taxes other than income tax	719,593	765,766	(46,173)	(6.03)%
Impairment, depreciation and amortization	920,558	837,790	82,768	9.88%
Other operating expenses	218,586	206,070	12,516	6.07%
Total operating expenses	9,163,253	7,995,145	1,168,108	14.61%

The following table summarizes the principal components of Bancolombia’s operating expenses for the last two fiscal years::

	For the years ended December 31,		Growth
	2020	2019	2020-2019
	In millions of COP
Operating expenses
Salaries and employee benefits	3,044,730	3,366,824	(322,094)	(9.57)%
Other administrative and general expenses	3,140,789	3,069,058	71,731	2.34%
Taxes other than income tax	765,766	757,820	7,946	1.05%
Impairment, depreciation and amortization	837,790	824,590	13,200	1.60%
Other operating expenses	206,070	235,525	(29,455)	(12.51)%
Total operating expenses	7,995,145	8,253,817	(258,672)	(3.13)%

For 2021, operating expenses totaled COP 9,163 billion, up 14.61% as compared to COP 7,995 billion in 2020.

Salaries and employee benefits totaled COP 3,783 billion in 2021, up 24.23% as compared to 2020. This performance was primarily driven by the reactivation of bonuses during 2021, excluding this item from the calculation, the increase in salaries was 4.65% for the full year.

Other administrative and general expenses totaled COP 3,522 billion in 2021, up 12.13% as compared to 2020, reflecting the investments the Bank made in digital transformation mainly related to technology costs, given the fast development in 2021.

Impairments, depreciation, and amortization totaled COP 921 billion in 2021, up 9.88% as compared to 2020.  This increase is primarily due to accelerated growth in the operating leases and renting business and consequently higher asset depreciation.

As a result of the changes in expenses and revenues, the cost to income ratio of Bancolombia for 2021 was 52.16%, an increase when compared to 50.51% in 2020.

Provision Charges and Credit Quality

For the year 2021, total credit impairment charges, net totaled COP 2,421 billion (or 1.2% of average loans), which represents a decrease of 67.84% as compared to COP 7,527 billion (or 3.9% of average loans) in 2020. The significant decrease in provision charges was driven by a better macroeconomic forecast due to the faster pace of the economic recovery, less provisions related to significant impaired clients’ and improvements in the expected loss models.

Net loan charge-offs totaled COP 5,036 billion in 2021 up 93.68% from the 2,600 billion in 2020. The increase of charge-offs was driven by the retail segment.   Net Charge-offs have two important features first, they reduce the balance of the loan portfolio, and second they help reduce the amount of past due loans.

Past-due loans amounted to COP 10,020 billion as of December 31, 2021, down 4.27% as compared to COP 10,467 billion as of December 31, 2020.

The past-due loan ratio (loans overdue more than 30 days divided by total loans) was 4.55% as of December 31, 2021, down from 5.47% as of December 31, 2020. The decrease in this ratio is mainly due to the better-than-expected rate of economic recovery and positive customer performance after the relief and support program ended.

Income Tax Expenses

Income tax expense for the fiscal year 2021 totaled COP 1,776 billion, compared with an income tax recovery of COP 6.5 billion in 2020. The effective tax rate for 2021 was 29.68%.

Income tax expense in 2021 was impacted mainly by the operation in Colombia.   Available tax benefits led to a lower tax burden compared with the statutory tax rate. For Colombia, those benefits related to investments in real productive fixed assets, exempt income from low-income mortgage portfolio and untaxed dividends. For the remaining operations, tax benefits were associated with the exempt income from returns on securities issued by the Governments of Guatemala, El Salvador, and Panama.

For further details please see Note 12 of Consolidated Financial Statements

RESULTS BY SEGMENT

The Bank manages its business through 9 main operating segments: Bankng Colombia, Banking El Salvador, Banking Panama, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking and All Other.

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 3. Operating Segments to the Consolidated Financial Statements.

Banking Colombia:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	11,498,013	11,944,262	12,970,741	(3.74)%	(7.91)%
Interest income on loans and financial leases	11,118,035	11,859,262	12,592,221	(6.25)%	(5.82)%
Total debt investments	399,517	451,781	716,032	(11.57)%	(36.90)%
Derivatives	17,263	(381,725)	(172,399)	(104.52)%	121.42%
Total liquidity operations	(36,802)	14,944	(165,113)	(346.27)%	(109.05)%
Interest expenses	(2,666,843)	(3,914,661)	(4,408,233)	(31.88)%	(11.20)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,831,170	8,029,601	8,562,508	9.98%	(6.22)%
Total credit impairment charges, net	(2,122,515)	(5,889,710)	(2,564,417)	(63.96)%	129.67%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	6,708,655	2,139,891	5,998,091	213.50%	(64.32)%
Revenues (Expenses) from transactions by the operating segments of the Bank	18,458	142	(19,212)	12,898.59%	(100.74)%
Fees and commissions income	3,841,472	3,291,382	3,269,747	16.71%	0.66%
Fees and commissions expenses	(1,524,691)	(1,313,286)	(1,297,186)	16.10%	1.24%
Total fees and commissions, net	2,316,781	1,978,096	1,972,561	17.12%	0.28%
Other operating income (Expenses)(1)	653,968	817,677	433,887	(20.02)%	88.45%
Dividends and net income on equity investments	93,769	43,737	131,029	114.39%	(66.62)%
Total operating income, net	9,791,631	4,979,543	8,516,356	96.64%	(41.53)%
Operating expenses(2)	(5,550,033)	(4,967,506)	(5,203,354)	11.73%	(4.53)%
Impairment, depreciation and amortization	(529,662)	(405,811)	(407,102)	30.52%	(0.32)%
Total operating expenses	(6,079,695)	(5,373,317)	(5,610,456)	13.15%	(4.23)%
Profit before income tax	3,711,936	(393,774)	2,905,900	(1,042.66)%	(113.55)%
Segment assets	209,948,788	175,697,801	162,531,140	19.49%	8.10%
Segment liabilities	(177,198,960)	(159,782,056)	(145,013,642)	10.90%	10.18%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for Banking Colombia increased by 1042.66% to COP 3,712 billion from a loss of COP 394 billion in 2020 due to the reasons described below.

Total interest and valuation decreased by 3.74% to COP 11,498 billion despite the growth in the loan portfolio of 11.74%, mainly due to the lower yields obtained in commercial and consumer loans given our assets sensitive condition framed by central bank´s reference rate cuts that took place in 2020 and impacted 2021 margins. This decrease was mainly reflected in the interest income decline from commercial loans by 13.20%, and leasing by 21.90%. Additionally, interest expenses decreased by 31.88% due to changes in the funding mix in which saving accounts and checking accounts gained share reducing the funding cost.

Total credit impairment charges, net decreased by 63.69% to COP 2,122 billion. This variation is mainly due to a better performance of the loan portfolio, the end of the credit relief program (PAD) and the better macroeconomic variables estimated in the risk models.

Total fees and commission net, increased by 17.12% to COP 2,316 billion, mainly due to the better performance of credit and debit cards which increased by 17.16%, banking services by 25.99%, and payments-collections by 21.52% (digitals channels) as a result of higher transaction flows associated with the economic recovery. Such increases were partially offset by decreases in branch network services of 64.15%, 95.32% for ATM fees, and 7.17% for bancassurance.

Other operating income decreased 20.02% to COP 654 billion, mostly due to the lower income from foreign exchange derivatives due to higher volatility levels on the FX market caused by the uncertainty related to COVID-19, the supply chain crisis and political risk.

Dividends and net profits from capital investments increased by 114.39% to COP 94 billion from COP 43.7 billion in 2020, due to an improvement in the financial results of subsidiaries in accordance with the gradual economic recovery worldwide.

Total operating expenses increased by 13.15% to COP 6,080 billion, largely due to an increase in bonuses which increased from COP 25 billion in 2020 to COP 440 billion in 2021 as an effect of the reactivation of the variable compensation that was suspended in 2020 due to COVID-19 pandemic.

Finally, the assets attributable to Banking Colombia grew by 19.49% during the year, mainly driven by loan book growth.

Banking El Salvador through Banco Agrícola S.A.:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	1,193,824	1,226,150	1,094,422	(2.64)%	12.04%
Interest income on loans and financial leases	1,072,718	1,140,924	1,052,680	(5.98)%	8.38%
Total debt investments	105,035	84,366	40,915	24.50%	106.20%
Derivatives	15,345	227	—	6659.91%	100.00%
Total liquidity operations	726	633	827	14.69%	(23.46)%
Interest expenses	(240,144)	(293,317)	(295,433)	(18.13)%	(0.72)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	953,680	932,833	798,989	2.23%	16.75%
Total credit impairment charges, net	4,271	(366,691)	(83,110)	(101.16)%	341.21%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	957,951	566,142	715,879	69.21%	(20.92)%
Revenues (Expenses) from transactions by the operating segments of the Bank	7	(7,531)	(2,154)	(100.09)%	249.63%
Fees and commissions income	359,724	289,792	268,309	24.13%	8.01%
Fees and commissions expenses	(116,600)	(74,887)	(60,673)	55.70%	23.43%
Total fees and commissions, net	243,124	214,905	207,636	13.13%	3.50%
Other operating income(1)	9,712	14,266	6,158	(31.92)%	131.67%
Dividends and net income on equity investments	2,760	858	211	221.68%	306.64%
Total operating income, net	1,213,554	788,640	927,730	53.88%	(14.99)%
Operating expenses(2)	(549,782)	(424,516)	(444,933)	29.51%	(4.59)%
Impairment, depreciation and amortization	(81,201)	(69,318)	(46,381)	17.14%	49.45%
Total operating expenses	(630,983)	(493,834)	(491,314)	27.77%	0.51%
Profit before income tax	582,571	294,806	436,416	97.61%	(32.45)%
Segment assets	20,980,061	17,986,495	16,035,662	16.64%	12.17%
Segment liabilities	(18,416,563)	(16,158,124)	(14,154,533)	13.98%	14.16%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for Banking El Salvador increased by 97.61% to COP 583 billion due to the reasons described below.

Total interest and valuation expressed in COP decreased by 2.64% to COP 1,194 billion, mainly due to lower late loan originations during the year that were not reflected in accrued interest income. However, this decrease was partially offset by a significant reduction in interest expenses of 18.13% during the year.

On the other hand, the loan book in COP grew by 21.6% on an annual basis. Commercial, consumer and mortgage portfolios experienced double digit performance mainly due to the  devaluation of the Colombian peso. In USD, net interest income declined by 4.0% despite the good performance of the loan portfolio denominated in USD growing 6.58% in commercial, 4.04% in consumer, and 2.10% in mortgages.

Total credit impairment charges, net decreased by 101.16% to COP (4) billion from COP 367 billion in 2020, primarily due to provisions reversal as a result of better asset quality and changes in the risk models related to macro-variables.

Total fees and commissions, net increased by 13.13% to COP 243 billion despite fees and commission expenses growing by 55.70% due to higher expenses related to network access and brand usage fees charged by card associations given the higher transactional flows experienced in the last months of the year.

Total operating expenses increased by 27.77% to COP 631 billion, primarily caused by the reactivation in the employee bonus plan that was suspended in 2020.

Assets attributable to Banking El Salvador grew by 16.64% during the year, mainly driven by growth in loans and by the depreciation of the FX that impacted loans expressed in USD dollars.

Banking Panama:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	1,963,509	1,986,566	1,876,925	(1.16)%	5.84%
Interest income on loans and financial leases	1,791,476	1,793,826	1,654,600	(0.13)%	8.41%
Total debt investments	156,377	170,416	172,610	(8.24)%	(1.27)%
Derivatives	1,860	(502)	1,625	(470.52)%	(130.89)%
Total liquidity operations	13,796	22,826	48,090	(39.56)%	(52.53)%
Interest expenses	(796,396)	(841,736)	(720,587)	(5.39)%	16.81%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,167,113	1,144,830	1,156,338	1.95%	(1.00)%
Total credit impairment charges, net	(323,216)	(907,910)	(408,132)	(64.40)%	122.45%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	843,897	236,920	748,206	256.19%	(68.33)%
Expenses from transactions by the operating segments of the Bank	(10,089)	(25,054)	(36,107)	(59.73)%	(30.61)%
Fees and commissions income	351,603	310,773	350,055	13.14%	(11.22)%
Fees and commissions expenses	(151,906)	(118,016)	(143,616)	28.72%	(17.83)%
Total fees and commissions, net	199,697	192,757	206,439	3.60%	(6.63)%
Other operating income(1)	19,101	30,145	29,704	(36.64)%	1.48%
Dividends and net income on equity investments	4,387	6,984	5,562	(37.18)%	25.57%
Total operating income, net	1,056,993	441,752	953,804	139.27%	(53.69)%
Operating expenses(2)	(700,226)	(590,269)	(573,042)	18.63%	3.01%
Impairment, depreciation and amortization	(104,493)	(112,358)	(105,232)	(7.00)%	6.77%
Total operating expenses	(804,719)	(702,627)	(678,274)	14.53%	3.59%
Profit before income tax	252,274	(260,875)	275,530	(196.70)%	(194.68)%
Segment assets	40,561,211	35,062,418	33,196,996	15.68%	5.62%
Segment liabilities	(36,231,139)	(31,483,993)	(29,632,112)	15.08%	6.25%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for Banking Panama increased 196.70%, moving from a loss of COP 261 billion in 2020 to COP 252 billion.

Total interest and valuation slightly decreased in COP terms by 1.16%, however when measured in USD interest and valuation decreased by 3.1% mainly due to a reduction of 0.4% in the commercial loan portfolio during 2021 due to corporate clients’ prepayments and the increase in charge-offs during the last quarter. Nevertheless, the overall loan book grew by 1.8% in USD, reflecting better performance in consumer that increased by 2.8% and mortgages by 4.4%.

Total credit impairment charges, net decreased by 64.40% to COP 323 billion compared to COP 908 billion in 2020. This improvement is mostly due to lower provision charges and provisions reversal as a result of better asset quality and changes in the risk models related to macro-variables.

Total fees and commission, net increased by 3.60% to COP 200 billion, mainly driven by higher income generated by merchant acquiring services and ATM fees which increased by 18.16% in the last year.

Total operating expenses increased in USD terms by 12.82% due to the reactivation of the employee bonus plan which was suspended during 2020 because of COVID-19 pandemic.

Assets attributable to Banking Panama increased by 15.68% during the year, mainly driven by the depreciation of the FX that impacted loans expressed in USD dollars.

Banking Guatemala:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	1,178,615	1,101,638	977,980	6.99%	12.64%
Interest income on loans and financial leases	1,109,804	1,012,174	905,016	9.65%	11.84%
Total debt investments	67,772	83,767	73,152	(19.09)%	14.51%
Total liquidity operations	1,039	5,697	(188)	(81.76)%	(3130.32)%
Interest expenses	(397,138)	(450,091)	(388,571)	(11.76)%	15.83%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	781,477	651,547	589,409	19.94%	10.54%
Total credit impairment charges, net	35,841	(297,386)	(333,699)	(112.05)%	(10.88)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	817,318	354,161	255,710	130.78%	38.50%
Expenses from transactions by the operating segments of the Bank	(26,324)	(35,171)	(36,255)	(25.15)%	(2.99)%
Fees and commissions income	159,908	176,268	170,854	(9.28)%	3.17%
Fees and commissions expenses	(50,144)	(39,871)	(38,006)	25.77%	4.91%
Total fees and commissions, net	109,764	136,397	132,848	(19.53)%	2.67%
Other operating income(1)	82,855	74,021	68,288	11.93%	8.40%
Dividends and net income on equity investments	658	953	668	(30.95)%	42.66%
Total operating income, net	984,271	530,361	421,259	85.59%	25.90%
Operating expenses(2)	(464,199)	(423,211)	(358,923)	9.69%	17.91%
Impairment, depreciation and amortization	(102,991)	(132,237)	(120,130)	(22.12)%	10.08%
Total operating expenses	(567,190)	(555,448)	(479,053)	2.11%	15.95%
Profit before income tax	417,081	(25,087)	(57,794)	(1,762.54)%	(56.59)%
Segment assets	19,510,688	16,304,094	14,333,631	19.67%	13.75%
Segment liabilities	(17,763,659)	(15,052,385)	(13,093,982)	18.01%	14.96%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for Banking Guatemala improved to a profit of COP 417 billion from a loss of COP 25 billion in 2020 due to the reasons described below.

Total interest and valuation increased in COP terms by 6.99%, to COP 1,179 billion, and increased by 5.4% when measured in USD, due to a better performance of the loan book mainly driven by consumer portfolio. The credit portfolio expressed in USD grew by 8.20%, with loans increasing by 4.86% in commercial, 22.88% in consumer and 12.98% in mortgages.

Total credit impairment charges, net decreased by 112.05% to COP (36) billion from COP 297 billion in 2020, due to lower provision charges in line with the performance of the loan portfolio and a provision reversal as a result of better asset quality and macroeconomic improvement in the risk models.

Total fees and commission, net decreased by 19.53% to COP 110 billion mainly due to lower income from credit and debit card fees decreasing to COP 15 billion from COP 86 billion in 2020. This decrease was partially offset by a significant increase in electronic services and ATM fees to COP 47 billion in 2021.

Total operating expenses increased by 2.11% to COP 567 billion, mainly due to an increase in bonuses to COP 65 billion in 2021 from COP 38 billion in 2020 caused by the full reactivation of the bonus plan.

Assets attributable to Banking Guatemala increased by 19.67% during the year, mainly due to the growth in the loan book and by the depreciation of the FX that impacted loans expressed in USD dollars.

Trust:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	46	32	152	43.75%	(78.95)%
Interest income on loans and financial leases	46	32	132	43.75%	(75.76)%
Total debt investments	—	—	20	0.00%	(100.00)%
Interest expenses	(167)	(166)	(138)	0.60%	20.29%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(121)	(134)	14	(9.70)%	(1,057.14)%
Total credit impairment charges, net	(4,595)	(1,270)	(716)	261.81%	77.37%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(4,716)	(1,404)	(702)	235.90%	100.00%
Expenses from transactions by the operating segments of the Bank	(26,584)	(24,159)	(25,529)	10.04%	(5.37)%
Fees and commissions income	347,878	349,150	349,438	(0.36)%	(0.08)%
Fees and commissions expenses	(3,881)	(4,095)	(2,942)	(5.23)%	39.19%
Total fees and commissions, net	343,997	345,055	346,496	(0.31)%	(0.42)%
Other operating income(1)	12,702	13,078	13,341	(2.88)%	(1.97)%
Dividends and net income on equity investments	28,201	29,145	43,498	(3.24)%	(33.00)%
Total operating income, net	353,600	361,715	377,104	(2.24)%	(4.08)%
Operating expenses(2)	(129,923)	(104,005)	(121,259)	24.92%	(14.23)%
Impairment, depreciation and amortization	(1,548)	(1,379)	(1,031)	12.26%	33.75%
Total operating expenses	(131,471)	(105,384)	(122,290)	24.75%	(13.82)%
Profit before income tax	222,129	256,331	254,814	(13.34)%	0.60%
Segment assets	638,280	686,895	638,147	(7.08)%	7.64%
Segment liabilities	(108,254)	(110,830)	(99,867)	(2.32)%	10.98%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for the Trust segment decreased by 13.34%to COP 222 billion due to the reasons described below.

Total fees and commission, net slightly decreased by 0.31% to COP 344 billion, mainly driven by a reduction in commission income from collective investment funds.

Total operating expenses increased by 24.75% to COP 131 billion. This increase was primarily explained by an increase in bonuses to COP 22 billion in 2021 after it was suspended in 2020.

Assets attributable to the Trust segment decreased by 7.08% during the year to COP 683 billion, due to a decrease in equity securities investments

Investment Banking:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	—	—	8	0.00%	(100.00)%
Total debt investments	—	—	8	0.00%	(100.00)%
Interest expenses	(7)	(4)	(4)	75.00%	0.00%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(7)	(4)	4	75.00%	(200.00)%
Total credit impairment charges, net	(55)	42	(251)	(230.95)%	(116.73)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(62)	38	(247)	(263.16)%	(115.38)%
Revenues from transactions by the operating segments of the Bank	3,576	20,509	31,585	(82.56)%	(35.07)%
Fees and commissions income	79,531	37,447	30,829	112.38%	21.47%
Fees and commissions expenses	(49)	(61)	(154)	(19.67)%	(60.39)%
Total fees and commissions, net	79,482	37,386	30,675	112.60%	21.88%
Other operating income(1)	879	1,524	5,830	(42.32)%	(73.86)%
Dividends and net income on equity investments	(232)	(2,503)	24,810	(90.73)%	(110.09)%
Total operating income, net	83,643	56,954	92,653	46.86%	(38.53)%
Operating expenses(2)	(34,905)	(23,658)	(32,558)	47.54%	(27.34)%
Impairment, depreciation and amortization	(206)	(217)	(187)	(5.07)%	16.04%
Total operating expenses	(35,111)	(23,875)	(32,745)	47.06%	(27.09)%
Profit before income tax	48,532	33,079	59,908	46.72%	(44.78)%
Segment assets	2,039,204	1,648,144	1,763,260	23.73%	(6.53)%
Segment liabilities	(55,743)	(37,134)	(43,700)	50.11%	(15.03)%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for the Investment Banking segment increased by 46.72% to COP 48 billion from COP 33 billion in 2020.

Total fees and commissions, net increased by 112.60% to COP 79 billion driven by higher fees in Structured Financing and M&A. This offset the impact of the decline in revenues from operations with other operating segments of the Bank by 82.56% to COP 4 billion, due to a lower yield on liquidity management.

Dividends received, and share of profits of equity method investees, reported a better result moving from COP (2) billion in 2020 to COP (0.2) in 2021, largely due to higher income generation from equity investments.

Total operating expenses increased by 47.06% to COP 35 billion, mainly due to an increase in bonuses to COP 12 billion in 2021 considering the reactivation of the bonus plan that was suspended in 2020 because of the COVID-19 pandemic.

Assets attributable to Investment Banking increased by 23.73% to COP 2,039 billion, mainly explained by an increase in investments associates and joint ventures.

Brokerage:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	12,277	47,030	5,018	(73.90)%	837.23%
Interest income on loans and financial leases	28	45	96	(37.78)%	(53.13)%
Total debt investments	12,540	17,086	14,757	(26.61)%	15.78%
Derivatives	(832)	29,209	(10,416)	(102.85)%	(380.42)%
Total liquidity operations	541	690	581	(21.59)%	18.76%
Interest expenses	(73)	(35)	(26)	108.57%	34.62%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	12,204	46,995	4,992	(74.03)%	841.41%
Total credit impairment charges, net	(116)	(1,518)	(4,363)	(92.36)%	(65.21)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	12,088	45,477	629	(73.42)%	7,130.05%
Revenues from transactions by the operating segments of the Bank	59,995	61,393	62,628	(2.28)%	(1.97)%
Fees and commissions income	117,282	112,628	113,364	4.13%	(0.65)%
Fees and commissions expenses	(4,135)	(3,597)	(3,229)	14.96%	11.40%
Total fees and commissions, net	113,147	109,031	110,135	3.78%	(1.00)%
Other operating income(1)	(6,075)	(5,736)	(9,392)	5.91%	(38.93)%
Dividends and net income on equity investments	2,177	(27,930)	16,514	(107.79)%	(269.13)%
Total operating income, net	181,332	182,235	180,514	(0.50)%	0.95%
Operating expenses(2)	(119,265)	(88,828)	(112,204)	34.27%	(20.83)%
Impairment, depreciation and amortization	(1,896)	(1,892)	(1,738)	0.21%	8.86%
Total operating expenses	(121,161)	(90,720)	(113,942)	33.55%	(20.38)%
Profit before income tax	60,171	91,515	66,572	(34.25)%	37.47%
Segment assets	371,278	316,051	304,211	17.47%	3.89%
Segment liabilities	(125,176)	(57,800)	(56,583)	116.57%	2.15%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for the Brokerage segment decreased by 34.25% to COP 60 billion from COP 91 billion in 2020.

Total interest and valuation decreased by 73.90% to COP 12 billion, mainly due to losses on derivatives related to securities futures and indexes futures. This was partially offset by higher profits in dividends and net income from equity investments.

Total fees and commission, net increased by 3.78% to COP 113 billion, mainly due to an increase of COP 9 billion in trust income because of higher managed volumes in investment funds. Total operating income net remained relatively stable slightly decreasing by 0.50% compared to 2020.

Total operating expenses increased by 33.55% to COP 121 billion, mainly due to an increase in bonuses of COP 27 billion in 2021 as a result of the bonus plan reactivation suspended in 2020.

Assets attributable to the Brokerage segment increased by 17.47% during the year, mainly due to an increase in the investment portfolio in the subsidiary Bancolombia Capital Holding.

International Banking:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	251,135	347,881	614,073	(27.81)%	(43.35)%
Interest income on loans and financial leases	215,529	293,802	411,504	(26.64)%	(28.60)%
Total debt investments	35,739	33,885	24,682	5.47%	37.29%
Derivatives	1	14,995	169,483	(99.99)%	(91.15)%
Total liquidity operations	(134)	5,199	8,404	(102.58)%	(38.14)%
Interest expenses	(198,012)	(299,755)	(304,519)	(33.94)%	(1.56)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	53,123	48,126	309,554	10.38%	(84.45)%
Total credit impairment charges, net	14,995	(56,122)	19,169	(126.72)%	(392.77)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	68,118	(7,996)	328,723	(951.90)%	(102.43)%
Revenues from transactions by the operating segments of the Bank	81,997	118,854	167,419	(31.01)%	(29.01)%
Fees and commissions income	33,309	28,896	25,800	15.27%	12.00%
Fees and commissions expenses	(6,556)	(4,600)	(3,922)	42.52%	17.29%
Total fees and commissions, net	26,753	24,296	21,878	10.11%	11.05%
Other operating income(1)	11,109	12,939	7,067	(14.14)%	83.09%
Dividends and net income on equity investments	20	32	27	(37.50)%	18.52%
Total operating income, net	187,997	148,125	525,114	26.92%	(71.79)%
Operating expenses(2)	(61,191)	(58,073)	(61,087)	5.37%	(4.93)%
Impairment, depreciation and amortization	(1,993)	(2,631)	(2,746)	(24.25)%	(4.19)%
Total operating expenses	(63,184)	(60,704)	(63,833)	4.09%	(4.90)%
Profit before income tax	124,813	87,421	461,281	42.77%	(81.05)%
Segment assets	24,074,957	20,502,898	18,283,107	17.42%	12.14%
Segment liabilities	(15,568,638)	(13,286,310)	(11,833,818)	17.18%	12.27%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for the International banking segment increased to COP 125 billion from COP 87 billion in 2020. The increase was mostly due to interest expenses reduction of COP 102 billion in 2021 which offset the lower income from loans and operations with derivatives.

Total credit impairment charges, net decreased by 126.72% to COP (15) billion from COP 56 billion in 2020, mainly due to lower provision charges and provisions reversal as a result of better asset quality and macroeconomic improvement.

Total fees and commissions, net increased by 10.11%, to COP 27 billion, mainly due to higher fees from banking services, acceptances, guarantees and standby letters of credits.

Total operating expenses increased by 4.09% to COP 63 billion, due to the reactivation of the employee bonus plan which was suspended during 2020 because of the COVID-19 pandemic.

Assets attributable to the International banking segment increased by 17.42%, to COP 24,075 billion.

All Other:

	Year ended December 31,
				Change	Change
	2021	2020	2019	2021-2020	2020-2019
	In millions of COP
Total interest and valuation on financial instruments	37,898	33,946	12,160	11.64%	179.16%
Interest income on loans and financial leases	36,226	31,767	11,804	14.04%	169.12%
Total debt investments	632	658	9	(3.95)%	7,211.11%
Total liquidity operations	1,040	1,521	347	(31.62)%	338.33%
Interest expenses	(52,776)	(63,243)	(62,283)	(16.55)%	1.54%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(14,878)	(29,297)	(50,123)	(49.22)%	(41.55)%
Total credit impairment charges, net	(17,836)	(13,166)	(6,943)	35.47%	89.63%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(32,714)	(42,463)	(57,066)	(22.96)%	(25.59)%
Expenses from transactions by the operating segments of the Bank	(101,036)	(108,983)	(142,375)	(7.29)%	(23.45)%
Fees and commissions income	3,097	2,077	588	49.11%	253.23%
Fees and commissions expenses	(2,721)	(3,172)	(3,511)	(14.22)%	(9.66)%
Total fees and commissions, net	376	(1,095)	(2,923)	(134.34)%	(62.54)%
Other operating income(1)	1,238,893	887,454	986,126	39.60%	(10.01)%
Dividends and net income on equity investments	196,604	54,010	269,736	264.01%	(79.98)%
Total operating income, net	1,302,123	788,923	1,053,498	65.05%	(25.11)%
Operating expenses(2)	(633,171)	(477,289)	(522,103)	32.66%	(8.58)%
Impairment, depreciation and amortization	(95,773)	(111,044)	(138,738)	(13.75)%	(19.96)%
Total operating expenses	(728,944)	(588,333)	(660,841)	23.90%	(10.97)%
Profit before income tax	573,179	200,590	392,657	185.75%	(48.91)%
Segment assets	7,117,110	10,408,401	9,923,085	(31.62)%	4.89%
Segment liabilities	(3,037,853)	(2,856,435)	(2,738,052)	6.35%	4.32%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

Analysis of 2021 versus 2020

In 2021, profit before taxes for All Other increased to COP 573 billion from COP 200 billion in 2020.

Other operating income increased to COP 1,239 billion in 2021 compared to COP 887 billion in 2020. This improvement is explained by the growth in operating leases and the higher valuations of real state which were affected in 2020 by the pandemic.

Dividends and net income on equity investments increased from COP 54 billion to COP 197 billion in 2021 because of higher valuations and cash flows from the Viva Malls real estate portfolio.

Assets attributable to All Other decreased by 31.62% to COP 7,117 billion.

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

As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper operation under normal conditions but also to operate under stress market scenarios. During 2021, the Bank maintained a solid liquidity position, with high liquidity levels during the first half of the year.

The following table shows the composition of the liquid assets in the last two years:

Liquid Assets (1)	December 31, 2021	December 31, 2020
High quality Liquid Assets *
Cash	22,641,516	18,356,375
High quality liquid securities	18,258,002	16,729,107
Other Liquid Assets
Other securities **	3,299,371	2,672,337
Total Liquid Assets	44,198,889	37,757,819

(1)	Liquid assets are those that are accepted as collateral by the central banks in Colombia and the other jurisdictions in which Bancolombia operates. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

*High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the central bank.

**Other Securities: Securities issued by financial and corporate entities.

As of December 31, 2021, liquid assets showed a significant growth of COP 6,441 billion, mainly due to the increase in cash and high-quality liquid securities. This change is a consequence of higher demand deposits, resulting in higher reserve requirements (cash) and excess liquidity, which has been managed through the treasury portfolio with purchases of high-quality liquid securities.

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

SFC requires financial entities to have liquid assets greater than the contractual liquidity cumulative one-month gap. This contractual gap reflects the maturity of the current positions of assets and liabilities and does not reflect projections of future operations. The maturity of the loan portfolio for this purpose is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation.

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

Funding Structure

As of December 31, 2021, the Bank’s liabilities reached COP 255,929 billion, a 12.52% increase compared to December 31, 2020. Liabilities denominated in Colombian Pesos increased by 11.49%, and liabilities denominated in U.S. dollars increased by 14.11%. This change is principally the result of the increase in both COP and USD denominated checking and saving accounts, offset by a decline in borrowings from other institutions and COP denominated time deposits. However, although USD denominated liabilities increased by 14.11%, this increase was due to the depreciation of the USD/COP exchange rate (15.98% in 2021), as USD denominated liabilities decreased by USD 421 million.

	As of December 31,
	2021	2020
	In millions of COP
Total funding
Peso-denominated	153,871,797	138,014,643
Dollar-denominated.	102,057,793	89,438,649
Total Liabilities	255,929,590	227,453,292

In 2021, the Bank experienced a growth in deposits which reached COP 210,390 billion at year-end, an increase of COP 29,570 billion, or 16.35% compared to the level at December 31, 2020. COP denominated deposits increased by 15.33%, explained mainly by the rise in COP denominated saving and checking accounts, while USD denominated deposits increased by 18.16% as a result of the rise in USD denominated saving accounts. The ratio of deposits to total assets was 72.58%, increasing by 183 basis points compared to 2020.

	As of December 31,
	2021	2020
	In millions of COP
Total Deposits	210,390,848	180,820,793

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2021 and 2020:

	2021	2020
Checking accounts	15.9%	14.0%
Time deposits	23.2%	26.8%
Saving accounts	41.5%	37.9%
Other deposits	1.6%	0.7%
Percentage of Total Liabilities	82.2%	79.4%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2021 were 82.2%, increasing from 79.4% of total liabilities at year-end 2020.

The ratio of net loans to deposits (including borrowings from commercial banks) was 93.38% at the end of 2021, increasing from 91.03% as compared to 2020. This change is primarily explained by the increase in net loans and advances to customers, that rose from COP 174,793 billion in 2020 to COP 204,459 billion in 2021, which was higher compared with the growth in deposits (the increase was COP 26,919 billion reaching an amount of COP 218,942 billion in 2021). It is important to highlight that during 2021 economic activity started to recover as government restrictions were gradually “relaxed” and vaccination program against COVID – 19 were executed, resulting in a better performance of the loan portfolio.

	As of December 31,
	2021	2020
Net Loans to Deposits	93.38%	91.03%

The bank also funds its operations with borrowings from financial institutions. Nevertheless, in order to maintain a lower cost of funds, the growth of loans was financed mainly by deposits, as a result of which borrowings decreased by COP 2,650 billion in 2021. Additionally, Bancolombia’s borrowings from financial institutions are linked to different market rates/indexes like the IBR, (a short-term benchmark interest rate of Colombian money market liquidity that reflects the price at which banks are willing to lend or borrow funds from financial market), DTF, IPC, LIBOR and SOFR.

In 2017, the U.K. Financial Conduct Authority announced that it would no longer persuade or require banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement has resulted in uncertainty about the future of LIBOR which is used as interest rate benchmark. On December 31, 2021, Bancolombia had USD 1,278 million of liabilities linked to LIBOR, which represents 1.99% of total liabilities as of December 31, 2021.

Debt instruments in issue

In 2021, Bancolombia issued COP 600 billion aggregate principal of senior notes, while Bancolombia Panamá and Banistmo issued notes in amounts of USD 91 million and USD 47 million, respectively. The carrying amount of debt securities in issue increased by COP 1,967 billion.

As of December 31, 2021, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 21,093 billion.

The following table shows the Bank´s debt securities in issue maturity profile:

1 The IPC refers to the Consumer Price Index certified by the Colombian statistical bureau (“DANE”)

						2027 and
	2022	2023	2024	2025	2026	thereafter	Total
	InmillionsofCOP
Debt instruments in issue	5,697,371	1,255,858	2,135,099	3,940,558	663,600	7,401,378	21,093,864

The following table sets forth the components of the Bank’s liabilities for the years 2021 and 2020:

	As of December,
		% of total		% of total
	2021	funding	2020	funding
	In millions of COP, except percentages
Checking accounts
Peso-denominated	25,068,204	9.8%	18,305,621	8.0%
Dollar-denominated	15,498,964	6.1%	13,588,608	6.0%
Total	40,567,168	15.9%	31,894,229	14.0%
Time deposits
Peso-denominated	23,293,195	9.1%	28,502,440	12.5%
Dollar-denominated	36,199,644	14.1%	32,581,079	14.3%
Total	59,492,839	23.2%	61,083,519	26.8%
Savings accounts
Peso-denominated	81,706,915	31.9%	67,659,464	29.8%
Dollar-denominated	24,692,007	9.6%	18,488,191	8.1%
Total	106,398,922	41.5%	86,147,655	37.9%
Other deposits
Peso-denominated	3,264,849	1.3%	1,140,435	0.5%
Dollar-denominated	667,070	0.3%	554,955	0.2%
Total	3,931,919	1.6%	1,695,390	0.7%
Interbank Deposits
Peso-denominated	—	0.0%	80,007	0.0%
Dollar-denominated	886,405	0.3%	682,567	0.3%
Total	886,405	0.3%	762,574	0.3%
Derivate financial instrument-Liabilities
Peso-denominated	1,940,826	0.8%	2,351,928	1.0%
Dollar-denominated	20,283	0.0%	29,398	0.0%
Total	1,961,109	0.8%	2,381,326	1.0%
Borrowings from other financial institutions (1)
Peso-denominated	4,756,488	1.9%	5,805,511	2.6%
Dollar-denominated	3,795,070	1.5%	5,396,615	2.4%
Total	8,551,558	3.4%	11,202,126	5.0%
Debt instruments in issue
Peso-denominated	4,190,779	1.6%	4,159,065	1.8%
Dollar-denominated	16,903,085	6.6%	14,967,528	6.6%
Total	21,093,864	8.2%	19,126,593	8.4%
Repurchase agreements and other similar secured borrowing
Peso-denominated	723,380	0.3%	2,194,164	1.0%
Dollar-denominated	39,945	0.0%	21,999	0.0%
Total	763,325	0.3%	2,216,163	1.0%
Lease liabilities
Peso-denominated	1,004,243	0.4%	1,076,701	0.5%
Dollar-denominated	814,834	0.3%	741,657	0.3%
Total	1,819,077	0.7%	1,818,358	0.8%
Other liabilities
Peso-denominated	7,922,918	3.1%	6,739,307	3.0%
Dollar-denominated	2,540,486	1.0%	2,386,052	1.1%
Total	10,463,404	4.1%	9,125,359	4.1%
Total funding
Peso-denominated	153,871,797	60.2%	138,014,643	60.7%
Dollar-denominated	102,057,793	39.8%	89,438,649	39.3%
Total Liabilities	255,929,590	100.0%	227,453,292	100.0%
(1)	Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

The following table shows net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities, for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	In millions of COP
Operating activities	6,095,305	11,230,345	12,315,612
Investing activities	(650,486)	(7,522,067)	(2,190,832)
Financing activities	(6,809,972)	(4,915,440)	(5,260,692)
Net increase/decrease in cash and cash equivalents	(1,365,153)	(1,207,162)	4,864,088

Operating Activities

In 2021, operating activities resulted in positive net cash as a result of the increase of COP 19,290 billion in deposits by customers, compared with an increase of COP 21,007 billion in 2020, and COP 15,896 billion of interest received, up from COP 15,031 billion in 2020. The increase in loans and advances to customers and financial institutions was COP 24,057 billion, compared with COP 7,440 billion and COP 12,140 billion in 2020 and 2019 respectively.  Interest paid generated a use of cash of COP 4,410 billion in 2021, COP 6,149 billion in 2020 and COP 5,996 billion in 2019. The net change in value of investment securities recognized at fair value through profit and losses was positive by COP 1,834 billion in 2021, compared with 2020 where the net change in value was negative by COP 7,514 billion.

Net income has been positive; COP 4,207 billion, COP 315 billion and COP 3,214 billion for 2021, 2020 and 2019, respectively.

Investing Activities

In 2021, the bank purchased debt securities at amortized cost by COP 3,722 billion in 2021, COP 3,670 billion in 2020 and COP 2,800 billion in 2019. The proceeds from maturities of debt securities at amortized cost provided COP 2,984 billion in 2021, COP 2,728 in 2020 and COP 2,405 in 2019.

Investing activities related to debt instruments at fair value through OCI provided net cash of COP 1,848 billion during 2021 while in 2020 it used net cash of COP 4,038 billion in 2020; Investing activities related to equity securities and interests in associates and joint ventures provided net cash of COP 24 billion during 2021, while in 2020 it used COP 56 billion; and investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 1,632 billion, compared with COP 1,261 billion used during 2020, and COP 1,323 billion in 2019.

Financing Activities

Proceeds from borrowings from other financial institutions provided COP 4,182 billion in 2021, COP 12,453 billion in 2020 and COP 11,741 billion in 2019. The placement of debt securities in issue provided COP 1,387 billion in 2021, COP 3,766 in 2020 and COP 2,084 in 2019. The repayment of borrowings used COP 8,447 billion in 2021, compared with COP 14,919 used in 2020 and COP 14,365 used in 2019; and the payments of debt securities in issue used COP 1,871 billion during 2021, COP 5,382 billion during 2020 and COP 2,561 during 2019. Cash was also used to pay dividends to stockholders in the amount of COP 467 billion, while in 2020 and 2019 this amount was COP 1,555 billion and COP 1,032 billion, respectively.

The decrease in repurchase agreements and other similar secured borrowing used cash of COP 1,457 billion, compared with the COP 903 billion provided in 2020 and the COP 1,002 billion used in 2019.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the owners of the parent company amounted to COP 32,234 billion on December 31, 2021, up 21.43% from COP 26,545 billion on December 31, 2020. This increase is mainly explained by the generation of profits during 2021 and the depreciation of the COP versus the USD.

The Bank’s capital adequacy ratio on a consolidated basis was 15.49% as of December 31, 2021, up from 14.74% in 2020. This increase reveals the sustained positive results of the Bank after the adoption of Basel III.

The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 649 basis points above the minimum 9% required by the Colombian regulator. The basic capital ratio (Tier 1) was 11.92% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 8.2% at the end of 2021. For a full description of the Bank’s capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020
	In millions of COP, except percentages
Subscribed capital	480,914	480,914
Additional paid-in capital	5,441,658	5,441,658
Financial statements translation adjustment
Legal reserve	15,403,825	15,186,588
Occasional reserves	1,032,012	424,409
Non-controlling interest	1,691,111	1,569,984
Other comprehensive income (loss)	4,860,515	3,177,070
Net income	4,086,795	275,994
Retained earnings	1,578,531	2,177,702
Less:
Long-term investments
Prior-year losses	(79,573)	(46,847)
Intangibles assets	(8,143,146)	(7,011,715)
Revaluation property, plant and equipment	(353,205)	(355,803)
Other intangibles	(485,626)	(495,606)
Primary capital (Tier I)	25,513,812	20,824,348
Non-controlling interest
Hybrid bonds	5,175,508	4,462,250
Subordinated bonds	1,557,649	1,845,096
Other comprehensive income related to investments at fair value
General provisions	902,736	186,895
Computed secondary capital (Tier II)	7,635,894	6,494,242
Less:	(14,599)	(14,230)
Technical Capital (1)	33,135,107	27,304,359
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	11.92%	11.24%
Secondary capital to risk-weighted assets (Tier II)	3.56%	3.50%
Risk-weighted assets including market risk and operational risk	213,956,057	185,215,575
Technical capital to risk-weighted assets (2)	15.49%	14.74%
(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2       FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

The Bank’s treasury division is responsible for the sales and trading activities in Bancolombia, Banistmo, Banco Agrícola, Bancolombia Panamá, Bancolombia Puerto Rico, and BAM. It is accountable for the execution of all transactions in domestic and foreign currencies legally authorized in Colombia and in all the countries where the Bank has presence. These include derivatives transactions, fixed income and indexed securities trading, repurchase or resale transactions, short sales, temporary securities transfers, as well as FX trading.

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

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos, U.S. dollars and Guatemalan quetzals. These positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to FX risk primarily arises from changes in the USD/COP exchange rate. The exposure to currency risk is managed by the Bank’s Treasury Division. The Bank estimates VaR metrics to limit the exposure to foreign currency risk of its balance sheet in Bancolombia, Valores Bancolombia, and Banistmo and BAM. These limits are supervised daily by the Bank’s Market Risk Management Office. The Bank’s Treasury Division manages a derivative portfolio in Bancolombia and Banistmo, which includes forward in FX with the purpose, among others, of hedging its overall currency exposure.

The Colombian Chief Treasury Officer (“CTO”), centralizes all the reports from the Treasury Directors in the subsidiaries in all geographies, in which they are responsible for FX, investment and risk taking.

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

B.3       COMMITMENT FOR CAPITAL EXPENDITURES

See Item 4. “Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures”.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.       TREND INFORMATION

Driven by an improved macroeconomic environment across all geographies where the Bank operates, net interest and valuation income in 2021 grew 183.82%. This result was primarily influenced by better credit quality metrics and a lower deterioration. Higher volumes on loans, growing margins, and very positive activity in fee generation, among others, also contributed to good performance during the year. The following is a brief discussion of recent trends in the company and the economy.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 15.11% in 2021. The different economies in which Bancolombia operates experienced a significant recovery from the COVID-19 crisis during 2021. Each loan category experienced good activity, with consumer and home lending showing the best performance and gaining share within the total portfolio as of December of 2021. Commercial loans grew 13.70%, consumer loans 17.78%, mortgages 18.06% and small business loans 4.05%.

Loans in Bancolombia S.A. were up 11.7% year over year, clearly driven by activity during the second half of the year, due to the continued economic recovery in Colombia. Retail loans were an important driver for growth during the year with disbursements reaching pre-pandemic levels, while mortgage loans also had a higher increase on average across the portfolio with a stable performance in originations during the year. The Colombian economy has improved significantly from the COVID-19 crisis, supported by a solid monetary policy paving the way for the recovery of domestic demand.

Banco Agrícola’s loan book increased 4.82% in dollar terms during 2021. Commercial loans represented the highest growth while maintaining the largest share in the portfolio. In the last year, growth has indicated important signs of recovery, as seen in consumption and exports fueled primarily by remittances.

Banistmo showed mixed dynamics in loan book growth, with mortgages and retail expanding the most as a result of the economy recovery, whereas commercial contracted in line with the market. The loan book grew 1.81% in Banistmo over the year. Panama´s challenges are still present to reignite growth and to reach a balanced recovery across the different sectors of the economy, after suffering one of the most severe COVID-19 outbreaks in the region.

Loans in Guatemala expanded 8.20% in 2021. Lending activity accelerated especially in the consumer segment during the year increasing by 22.88% largely attributed to the development of pre-approved credit lines originations. Good results in the home lending portfolio were also a surprising development in 2021. Guatemala experienced a lower impact due to COVID-19 pandemic when compared to other countries in Latin America, supported by a high inflow of remittances.

Foreign-denominated loans increased 7.46% during 2021. The portfolio in El Salvador, the offshore operation of Bancolombia Panama and Puerto Rico and the USD denominated loans in Colombia explain the higher volume in the consolidated dollar denominated portfolio.

Net Interest Margin and Valuation

Most of the Bank’s loan book has a variable rate and the re-pricing pace of our assets tends to be faster than that of the Bank’s liabilities.

The annualized net interest and valuation income margin was 5.09% for 2021, increasing when compared to the ratio of 4.91% reported in 2020. This higher level is starting to demonstrate an upward trend supported by the beginning of the rates hike cycle by the central bank in Colombia, as well as more dynamic lending activity. The higher proportional growth of interest income compared to interest expenses contributed to a better net margin, with good results in the cost of liabilities.

Cost of funding continued on a positive trend in the last year as deposits increased their share in the total mix. Checking and saving accounts increased during 2021, whereas the balance on time deposits decreased. This performance contributed to sustaining a low funding cost and a sound liquidity position. Customer deposits account for more than 85% of the bank's funding needs, offering a cost-competitive and stable source of funding.

For 2022 the Group´s net interest margin is expected to expand, in view of a current contractionary macroeconomic policy taking place in the Colombian financial system.

Cost of credit

For the year 2021, the cost of credit was 1.18% of average loans, which represents a significant decline when compared to the 3.85% and 1.91% shown in 2020 and 2019, respectively. For 2021 and based on the recovery from the COVID-19 pandemic, the main events that support the results in provisions are related to macroeconomic improvement, the provision models fine tuning, the evolution to better ratings for the high-risk portfolio, and the lower reported deterioration. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves, reporting a coverage ratio to PDLs (overdue 30 days) of 166.3% as of December 2021.

E.        CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See Note 2.E. to the Consolidated Financial Statements, Significant Accounting Policies, Use of estimates and judgments.

ITEM 6         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                   DIRECTORS AND SENIOR MANAGEMENT

The following persons acted as directors and senior managers of the Bank:

Directors

●	Gonzalo Alberto Pérez Rojas was born in 1958. Mr. Pérez holds a law degree from Universidad de Medellín and a post-graduate degree in insurance from Swiss Re - Zurich and a CEO Management Program certificate from the Kellogg School of Management. Mr. Pérez was appointed as CEO of Grupo de Inversiones Suramericana on April 1, 2020. He previously served as CEO of Suramericana S.A, Insurance and Social Security Company where he also worked as Vice-president of Insurance and Capitalization, Vice-president of Corporate Business, Manager for Corporate Business and Human Resources Manager. Currently he serves as a member of the board of directors of Grupo Nutresa S.A., Celsia S.A., and Fundación Sura. Mr. Pérez was a Member of the Board during the period of 1990 to 1994 and has served again since 2004. He will serve as Chairman until May 1, 2022 and from that date he will be the Vice-Chairman of the Board. Mr. Pérez is a non-independent member of the Board.
●	Juan David Escobar Franco was born in 1969. Mr. Escobar is a Systems Engineer from Universidad EAFIT and has a post-graduate degree in Electronic Business from Tecnológico de Monterrey and an MBA from the same institution. He holds a master in Actuarial Science from Georgia State, and has studied High Management Studies at the Kellogg School of Management, and Digital Transformation at University of Virginia, among other courses associated to project management and direction. Mr. Escobar has been CEO of Seguros Sura Colombia, where he had previously served as Insurance Vice-president, Actuarial Manager and Director of the Automobile Department. Mr. Escobar is a non-independent member of the Bank’s Board of Directors since his appointment in 2020. He has been a member of different boards of directors in the corporate and social sectors.

●	Luis Fernando Restrepo Echavarría was born in 1958. He has a bachelor’s degree in Industrial Management from Georgia Institute of Technology and an MBA degree from the University of Chicago. He has been affiliated with The Marmon Group of Chicago and was part of the Leadership Rotational Program in Chicago at The Rego Company (Planning Production and Industrial Engineering), Hammond Organ Company (Financial and Cost Accounting) and Marmom Keystones (sales). Mr. Restrepo currently serves as CEO of Crystal S.A.S., a company dedicated to the production and commercialization in Latin America of brands such as Gef, Punto Blanco, Baby Fresh and Galax. He is currently a member of the Board of Directors of: Constructora Conconcreto S.A, Etiflex S.A (Litography) and Espumas Plásticas S.A.S - Comodisimos and he previously served on the Board of Directors of ANDI. He is also a member of the Advisory Board of Georgia Tech in the U.S.A. Mr. Restrepo is an independent member of the Bank’s Board of Directors since his appointment in 2016 and will be the Chairman of the Board from May 1, 2022.
●	Andrés Felipe Mejía Cardona was born in 1962. Mr. Mejía is an Economist from Michigan University and has an MBA from Eafit, Studies in Strategic Planning from Universitat de Barcelona, Top Management from Universidad de los Andes and was part of the Program EXPRO of International Business at CBI Rotterdam, Holland. Mr. Mejía has extensive professional experience in foreign trade and international markets. He is CEO of MU Mecanicos Unidos S.A.S., a company dedicated to metal casting and manufacturer of the Victoria brand. He has been member of the Board of Directors of Edatel, ISA, Isagen, Fabricato, Internexa, XM and Protección S.A. Mr. Mejia is an independent member of the Bank’s Board of Directors since his appointment in 2016.
●	Sylvia Escovar Gómez was born in 1961. Mrs. Escovar is an economist from Universidad de los Andes. She has worked as chief economist of the World Bank´s resident mission in Colombia and was head of the External Credit Division of the National Planning Department (“Departamento Nacional de Planeación” or “DNP”). She served as Head of the Economic Research Service of Banco de la República, Head of the National Public Policy Evaluation System of the DNP and General Director of FES Leadership Foundation. She was Undersecretary of Education and Undersecretary of Finance in Bogotá D.C. and had previously served as Financial Vice President of Fiducolombia. For the last 18 years she has been affiliated with Organización Terpel S.A., where she has held different positions such as Commercial Vice-President, National Fuels Manager, and Financial and Administrative Manager. She served as the Chief from 2012 until December 2020. As of January 2021, she will remain as the strategic advisor to the Board of Directors of Terpel S.A. and a member of the boards of directors of the subsidiaries of this organization. In March 2020, she was appointed as independent member of the Bank´s Board of Directors.
●	Arturo Condo Tamayo was born in 1967. Arturo holds a Doctorate in business strategy and competitiveness from Harvard Business School. He is President of Universidad EARTH, a Costa Rican institution that educates leaders on sustainability in rural areas and in the past has been President of INCAE Business School and Director of the Latin American Center for Competitiveness and Sustainable Development (LACCSD). He has been a professor in strategy, competitiveness and sustainable development. Currently he is a consultant in strategic planning and competitive, corporate and internationalization strategies for Latin American and Asian companies and organizations. He has also been an advisor to multilateral organizations like the IDB and the World Bank. In 2014, he launched Keyword Centroamérica, a strategic information company he chairs. He is a founding member of Central American Private Sector Initiative (CAPSI), a group of regional leaders focused on improving the Central Americans quality of life through regional actions and of the Global Shapers Community in San Jose, Costa Rica, which is part of the World Economic Forum. He has been recognized by the World Economic Forum (WEF) as a Young Global Leader (YGL). He is a founding board member of the Global Business Oath Project, a project that seeks to change the ethical behavior of business leaders. Arturo Condo was also one of the founders and promoters of the Fintech Association of Central America and the Caribbean in 2016 and a board member of Impesa (2015-2017), a fin-tech with a star product, Monibyte. Mr. Condo is an independent member of the Bank’s Board of Directors since his appointment in 2016. He is Board Member of Voces Vitales Costa Rica- NGO, Earth Ventures and The Common Project.
●	Silvina Vatnick. PhD candidate in macroeconomics and international finance from Columbia University, New York – Economist from the University of Buenos Aires and holds a master’s degree in economics from UCEMA. Her professional development has been focused on macroeconomic issues, financial and regulatory stability, corporate governance, access to finance, sustainability, and entrepreneurship. She possesses solid technical expertise, and a close understanding of the economy in Latin America, particularly in countries like Colombia and Guatemala. Silvina also has extensive experience in the management of institutional affairs. She is cofounder and director of Global Outcomes LLC, a strategic advisory firm for companies, governments, and public and private institutions interested in Latin America and the world. . She is currently Senior Advisor to the US Treasury Department’s Office of Technical Assistance on financial and regulatory stability issues. In March 2021, she was appointed a new independent member of the Bank´s Board of Directors. In May 2021, she was identified by the Board as an audit committee financial expert.

For additional information regarding the Board of Directors and its functions, see Item 10 “Additional Information – B. Memorandum and Articles of Association – Board of Directors”.

Senior Management

Juan Carlos Mora Uribe was born in 1965. He is CEO of Bancolombia since May 2016. Prior to his appointment as CEO of Bancolombia, he was the Bank´s Corporate Innovation and Digital Transformation Vice President since 2015. He holds a B.A degree from Universidad Eafit and an M.B.A degree from Babson College. Mr. Mora has experience in diverse areas of corporate finance and investment banking and was Vice President of Operations of Corporación Financiera Nacional and Suramericana S.A. in 2004. Mr. Mora performed the role of Vice President of Risk in 2005 and was then appointed as Chief Corporate Services Officer until 2015. Currently, he chairs the Comité Universidad Empresa Estado – CUEE board along with the president of la Universidad de Antioquia.

Mauricio Rosillo Rojas was born in 1969. He is the Corporate Vice President of Bancolombia since September 2019. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, and obtained a degree in financial legislation from Universidad de Los Andes, and a master’s degree in commercial and economic law from the University of Georgia. Mr. Rosillo has held several positions in the public and private sectors, including General Secretary of Federación Colombiana de Compañías de Leasing (Fedeleasing), Interim Colombian Superintendency of Cooperatives (“Superintendente de Economia Solidaria (encargado)”), Director of Financial Regulation of the Colombian Ministry of Finance, Supervisor of the Securities Market of the Colombian Securities Exchange and President of the Colombian Self-Regulatory Organization (Autoregulador del Mercado de Valores - AMV). He was the Chief Legal Officer of Bancolombia from December 2008 until his appointment as Corporate Vice President in 2019. The Corporate Vice Presidency oversees the Legal Vice Presidency, Financial and Treasury Vice Presidency, Human Resources Vice Presidency, Compliance Vice Presidency and Reputation and Communications Department.

Maria Cristina Arrastia Uribe was born in 1965. She is the Vice President of Business since April 2019. She holds a business administration degree from Eafit University in Medellin and has worked in various roles in Bancolombia, such as Deputy-Manager of the trading desk, Regional Manager of Corporate Banking of Antioquia and, from 1998 to 2009 as Regional Manager for Personal and SME Banking in Antioquia. In 2009 she was named General Manager of Bancolombia´s business line Sufi until 2011 when she was appointed as Vice President of Consumer Mortgage loans. The Business Vice-presidency is responsible for leading the individual banking, small and medium enterprises and corporate business segments, as well as consolidating other support areas such as marketing, products, customer service and analytics, among others.

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

José Mauricio Rodriguez was born in 1972. He is the Vice President of Internal Audit since August 2020. He has more than 20 years of experience in auditing, and has been working for Grupo Bancolombia since 1994 where he has held different positions in the Group, including Vice President of Internal Audit at Banco Agrícola, Bancolombia´s subsidiary at El Salvador. José Mauricio is a Certified Public Accountant from Universidad de Medellín and an IT Technician from Politecnico Colombiano. He also holds an Executive MBA from Centro Universitario Villanueva and an undergraduate degree in Finance from Universidad de Medellín. Mr. Rodríguez is also certified in risk (CRMA) by IIA – The Institute of Internal Auditors- and is licensed to perform quality assessments (QA).

Cipriano López Gonzalez was born in 1974. He is the Innovation Vice President since January 2020. He is a mechanical engineer from Bolivariana Pontifical University, holds an MBA degree from the Bordeaux School of Business in France, and has participated in complementary executive programs in the universities of Harvard, Stanford and Wharton Business School. He has previously worked for SAB-Miller Group as Negotiating Director, DANONE Group in France as the officer in charge of the cereal products category for Europe, and with L’Oreal in France and Spain. From 2010 to 2018 he was CEO of Haceb Industries, where he led the process of innovation and digital transformation, developing new businesses, alliances and a customer-centered culture.

Jose Humberto Acosta was born in 1962. He has been the Financial Vice President since June 2012 and Bancolombia´s Chief Financial Officer since January 2020. He is a Business Administratpr from Universidad Externado de Colombia with an MBA from Universidad de la Sabana. Prior to becoming Chief Financial Officer of Bancolombia, Mr. Acosta served as International Banking Director, International manager at Corfinsura S.A., Methods and Organization Manager, and Merger General Coordinator, among other positions.

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

B.                   COMPENSATION OF DIRECTORS AND OFFICERS

In 2021 the Bank paid each director a fee of approximately COP 10 million per month for sitting on the Board, and another fee of approximately COP 10 million for attending each session of the committees. 70% of the fee is paid in cash each month and the other 30% is paid in stock annually. The stock component represents shares of Bancolombia, which are purchased in the secondary market and are vested after two years.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2021 was COP 70.82 billion. Additionally, the bank has established a retirement bonus for senior management, and at the end of 2021 the provision to this effect was COP 33.35 billion.  In 2021, the Bank paid COP 2.67 billion of retirement bonus for some senior managers who retired during the year.

We have a committee called the Designation, Compensation and Development Committee, consisting of three of our executive board members with a goal of defining and supervising compensation and organizational development from a very strategic perspective. This goal includes the establishment of policies and rules to engage, compensate, and develop senior staff and strategic talent.

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

As of December 31, 2021, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 110.01 billion, in accordance with Decree 2496 of December 23, 2015.

C.                   BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of March 18, 2022:

Name	Elected to the Board	Term Expires
Gonzalo Alberto Pérez Rojas	2004	2023
Juan David Escobar Franco	2020	2023
Luis Fernando Restrepo Echavarría	2016	2023
Andrés Felipe Mejía Cardona	2016	2023
Sylvia Escovar Gómez	2020	2023
Arturo Condo Tamayo	2016	2023
Silvina Vatnick(1)	2021	2023

(1) Mrs. Vatnick was appointed at the General Shareholders Meeting held on March 19, 2021 in replacement of Hernando Jose Gomez who resigned from his position in December 2020 as a member of the Board of Directors

*All the remaining Directors were reelected in 2021 for a two-year period.

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

Name	Period Served
President
Juan Carlos Mora Uribe	Since 2016
Vice Presidents
Mauricio Rosillo Rojas	Since 2008
Maria Cristina Arrastia Uribe	Since 2015
Jaime Alberto Villegas Gutierrez	Since 2016
Rodrigo Prieto Uribe	Since 2011
Jose Mauricio Rodriguez Rios	Since 2020
Cipriano Lopez Gonzalez	Since 2019
Claudia Echavarría Uribe	Since 2019
Jose Humberto Acosta	Since 2020

For further information about the Bank’s corporate governance practices please see Item 16. “Reserved – B. Corporate Governance and Code of Ethics.”

Audit Committee

The Bank’s Board of Directors, in compliance with Colombian banking regulations, maintains an Audit Committee that is currently comprised of three members. The current members of the Audit Committee are Messrs. Arturo Condo Tamayo, Andrés Felipe Mejia Cardona and Silvina Vatnick. The shareholders, in their meeting held on March 19, 2021, reelected Messrs. Arturo Condo Tamayo, Andrés Felipe Mejia Cardona as members of the Board of Directors for a period of two years, and elected Mrs. Silvina Vatnick for the same period. The Board of Directors elected them as members of the Audit Committee. Each of them serves as an independent member of the Board of Directors.

Pursuant to the applicable U.S. regulations for foreign private issuers, Mrs. Silvina Vatnick serves as the financial expert of the Audit Committee since May 2021, in replacement of Syvlia Escovar Gomez. In addition, the Committee has an independent advisor, expert in financial reporting and auditing matters who provides advice to the Committee on such matters.

For a broader description of the experience and qualifications of Messrs. Condo Tamayo, Mejia Cardona, and Vatnick, see Item 6. “Directors, Senior Management and Employees—A. Directors and Senior Management”.

This Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The main purpose of this Committee is to support the Board of Directors by overseeing the effectiveness of the Bank’s internal controls implemented by senior management. Other specific responsibilities of the Committee include: (i) overseeing the integrity of the financial statements, financial reporting process and systems of internal accounting and financial controls; (ii) proposing to the Board of Directors and the Shareholder´s General Meeting external auditors candidates and evaluating their qualifications and independence; (iii) reviewing with management and the external auditors the annual and interim financial statements and reporting the results to the Board of Directors; (iv) approving the annual internal audit plan and its modifications; (v) approving the annual budget, overseeing the activities and evaluating the performance of Internal Audit, who reports directly to the audit committee; (vi) receiving and reviewing reports issued by internal and external auditors; (vii) evaluating the design and implementation of programs and controls aimed to prevent, detect and adequately manage risks related to internal fraud and misconduct; (viii) being informed about relevant frauds and misconduct cases related to the Bank´s employees; (ix) evaluating and following up the programs aimed at preventing cybersecurity risks; (x) taking measures in cases of fraud that could affect the quality of the financial information; and (xi) reviewing non recurrent operations with related parties, according to what is stated in the Good Governance Code.

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

The Audit Committee meets and reports to the Board of Directors at least monthly and must present an annual report of its activities at the General Stockholders’ Meeting. The Committee met 13 times during 2021.

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

The duties of the designation, compensation and development committee are: (i) determining the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals; (ii) establishing the objective criteria under which the Bank hires its principal officers; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) determining the criteria for the performance evaluation of senior management; and (v) issuing recommendations for the Board of Directors concerning appointments and compensation of the president and senior management according to the standards defined by the Shareholders’ General Meeting.

The members of the designation, compensation and development committee are Gonzalo Perez Rojas, Luis Fernando Restrepo Echavarria and Sylvia Escovar Gómez. The committee met 2 times during 2021.

Good Governance Committee

The Good Governance Committee consists of at least three (3) members of the Board of Directors, two of them being an independent member. Bancolombia’s CEO attends this committee on a permanent basis.

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

The members of the Good Governance Committee are Gónzalo Perez Rojas, Sylvia Escovar Gómez and Luis Fernando Restrepo Echavarria until May 1, 2022. From that date, the members will be Luis Fernando Restrepo Echavarria, Sylvia Escobar Gómez and Arturo Condo Tamayo.

The committee met 4 times during 2021.

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

Among other responsibilities, the Risk Committee is in charge of presenting for approval before the Board of Directors the methodology, procedures and tools for the management of cybersecurity risks and the management policies manual; keeping the Board of Directors informed of the cybersecurity risk management effectiveness; and assessing the causes of cybersecurity breaches and assessing the mitigation measures adopted on an ongoing basis.

Risks related to sustainability - e.g., climate risks - are overseen by the Committee which supports the Board of Directors in the discussion and management of, and oversight for these risks.

The Risk Committee has a charter approved by the Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The stockholders at the General Meeting establish the remuneration of the members of the Risk Committee. The Risk Committee meets monthly and met a total of 12 times during 2021.

The members of the Risk Committee are Andrés Felipe Mejía Cardona, Juan David Escobar Franco and Silvina Vatnik.

D.                   EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

	Total number of employees	Number of employees employed by
As of December 31,	employed by Bancolombia Group	Bancolombia S.A.
2021	31,245	20,406
2020	30,633	20,259
2019	31,075	20,552

As of December 31 2021, Bancolombia and its consolidated subsidiaries had 31,245 employees, of which 20,406 were employed directly by the Bank; 11,291 are operations personnel and 9,115 are management employees. Of the 20,406 employees, approximately 20,4% are located in the Bogotá Region, 50,3% in the Antioquia Region, 10,4% in the Central Region, 9,9% in the South Region and 8,8% in the Caribbean Region. During 2021, the Bank employed an average of 254 employees per month through temporary personnel service companies.

Of the employees directly hired by Bancolombia S.A., approximately 28.9% are part of a labor union called Sintrabancol, 13.9% are members of an industry union called UNEB, 3.9% belong to an industry labor union called Sintraenfi, and approximately 1,9 % belong to other industry labor unions.

Bancolombia considers its employees as key to its success. For that reason, it has developed a strategy of a healthy and sustainable organization, which allows it to prioritize its action under 3 fundamental premises: Health, Labor Employment Security and Welfare of employees and their families. The Bank uses different tools to contribute to increased  awareness of care and wellness, minimize the risks and establish a balance between the employee’s work and personal life. All of these tools can be evidenced in activities such as:

Health:

1.	Periodical medical evaluations.

2.	Executive medical checks.
3.	Health prevention and promotion programs.
4.	Accommodations for employees with special health conditions.
5.	Programs that promote mental health and activities that prevent stress and mitigate the effects of psychosocial factors.
6.	Programs that promote healthy lifestyles and improve cardiovascular health (nutrition and fitness).
7.	Epidemiological surveillance systems to monitor the main risks that impact health.
8.	During 2020 with the spread of the pandemic:
-	Continuous health monitoring in symptoms associated with Covid and following up on suspicious or positive cases.
-	Accommodating people with comorbidities that imply a risk factor for Covid and preventive isolations of the same

Labor Employment Security:

1.  The risks that are potentially harmful to the health of the employees are continuously monitored and the respective controls implemented.

2.   Implementation of the strategic road safety plan.

3.   Investigation of incidents and implementation of remediation actions.

4.   Monitoring of occupational safety and health conditions to workers the supply chain.

5.   Evacuation drills, emergency prevention plans.

6.  Awareness and training of the employees on issues of emergency care and generating awareness of how to act in situations that create health and safety risks.

7.   During 2020 and 2021 with the upspring of the pandemic:

-	Adaptation of work environments with installation of barriers that facilitate physical distancing
-	Adequacy of cleaning and disinfection systems to prevent the spread of COVID
-	Improvement in air conditioning systems, increasing air renewal times.
-	Augmentation of flexible forms of work such as remote work under the “Flexiwork” modality.

Welfare:

1.	Activities with the family: corporate day where the children share with their parents a working day.
2.	Activities which highlight the talent of the employees and integrate the different regions of the country and increase pride for the Bank
3.	Recognizing the work and high performance of the employees.
4.	Sport, recreational, cultural and vocational activities.
5.	Promotion of financial learning through education and personalized advice according to the monitoring and analysis of financial indicators of employees.
6.	Guidance to the elderly in early retirement and retirement plans.
7.	Guidance to employees in key life events.
8.	Actions that support gender equality and seek to educate in values of zero tolerance towards gender violence.

Equity, diversity and inclusion

-	Usage increase of the “Contigo” support line for all employees, which provides psychological guidance especially in cases of violence and discrimination.
-	Positioning of the welfare strategy (talks, rehabilitation, and training) with a gender approach
-	Counseling and training for employees regarding household management such as: children in school routine, living with older adults, among others.
-	Strengthen training programs and communications by replicating lessons learned.
-	And finally, by 2021, one (1) case was presented where related third parties violated Human Rights and remedial measures were immediately implemented.

E.                   SHARE OWNERSHIP

The following directors and members of senior management owned common shares in Bancolombia as of December 31, 2021: Gonzalo Alberto Pérez Rojas and Juan David Escobar Franco (directors) and Rodrigo Prieto Uribe (senior management).

None of the directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2021.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2021, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2022. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

			% Ownership of	% Ownership of
			Common	Preferred	% Ownership of
Name	Common Shares	Preferred Shares	Shares(1)	Shares(1)	Total Shares (1)
Grupo de Inversiones Suramericana S.A (2)	235,012,336	—	46.11%	—%	24.43%
ADR Program	—	119,762,300	—%	26.49%	12.45%
Fondo de Pensiones Obligatorias Porvenir Moderado	48,366,318	18,296,865	9.49%	4.05%	6.93%
Fondo de Pensiones Obligatorias Protección	19,990,893	44,568,081	3.92%	9.86%	6.71%
(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.
(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of March 31, 2021, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 34,650 stockholders. A total of 119,762,300 representing 26.49% of preferred shares were part of the ADR Program and were held by 32 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program decreased as a percentage of the ownership of the Bank, from 13.96% as of March 31, 2021 to 12.45% by the end of March 2022. Fondo de Pensiones Obligatorias Porvenir Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 6.93% as of March 31, 2022 compared to 7.38% as of March 31, 2021. Fondo de Pensiones Obligatorias Protección Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 6.71% as of March 31, 2022, compared to 7.42% as of March 31, 2021.

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

B.                    RELATED PARTY TRANSACTIONS

The Bank’s Corporate Governance Code provides that in no event may any transaction regarding Bancolombia’s shares that is carried out by any officer, director or manager be executed for speculative purposes, which would be presumed if the following three conditions were met: (a) if suspiciously short lapses of time exist between the purchase and the sale of shares; (b) if situations arise proving to be exceptionally favorable for the Bank; and (c) if significant profits are obtained from this transaction.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 951,514 million in loans outstanding to related parties as of February 28, 2022. The principal amounts outstanding as of February 28, 2022 included in this amount are:

	Amount		Average Interest
Entity	outstanding	Accrued Interest	rate
	In millions of COP, except percentages
Grupo de Inversiones Suramericana S.A.	506,967	5,547	3.85%
Servicios Generales Suramericana S.A.S	332,576	1,056	6.28%
Reintegra S.A.S	31,999	363	5.94%

For additional information regarding the Bank’s related party transactions, please see Note 28 to the Consolidated Financial Statements.

C.                    INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8        FINANCIAL INFORMATION

A.                 CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1               CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-214.

A.2               LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see Note 21 - “Provisions and Contingent Liabilities” and Note 32 - “Subsequent Events” to the Consolidated Financial Statements.

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

The Board of Directors of the Bank, at the meeting held on February 22, 2022, established the following dividend policy:

Bancolombia will seek to maintain, on average, an optimal level of core equity Tier 1 capital at a consolidated level of between 11 and 12%, sufficient to meet the growth and dynamics expected of the business, maintaining prudent standards above regulatory levels.

The proposal for the distribution of profits of the Board of Directors will seek to prioritize the return of capital to shareholders and, as such, an amount of profits necessary to maintain the optimum level of Tier 1 capital will be reserved and the remainder will be distributed to the shareholders.

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net	Cash dividends	Cash dividends
income earned in:	per share(1)(2)	per share(1)(3)
	(COP)	(U.S.dollars)
2021	3,120	0.831
2020	260	0.071
2019	1,638	0.404
2018	1,092	0.344
2017	1,020	0.367
(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2021, 2020, 2019, 2018 and 2017 were paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

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

B.                  PLAN OF DISTRIBUTION

Not applicable.

C.                 MARKETS

The Colombian Securities Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2021, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Securities Exchange was COP 14,468 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 32,155 billion or USD 8.07 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Securities Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Securities Exchange, as of December 31, 2021, was COP 370,319 billion (USD 93,018 billion), with 78 companies listed as of that date.

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

After being designated, all of the members of the Board of Directors need an authorization from the Superintendency of Finance. The Superintendency of Finance assesses whether the director has an adequate profile for the position according to the requirements under Colombian Law.

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

In January 2022, the Corporate Governance Code was modified by the Board of Directors in order to strengthen the independence of the board. As part of this, the following criteria were added to those required to qualify a director as non-independent:

i. Employees or managers of Bancolombia or of any of its affiliates, subsidiaries or controllers, or former employees or managers of Bancolombia or of any of its affiliates, subsidiaries or controllers, during the year immediately prior to the appointment, except in the case of the re-election of an independent person.

ii. Shareholders, employees or advisers to shareholders, who directly or through an existing agreement, direct, guide or control more than 2% of the voting rights of the entity or constitute the majority of the entity´s administrative and managing bodies.

iii. Partners or employees of associations or companies that provide services to, or receive payments from, Bancolombia or its affiliates, subsidiaries or controllers, for a value greater than US $ 250,000 or corresponding to 2% or more of the total income of the applicable association or company (whichever is higher) for the last three years, or when the income for said association or company represents twenty percent (20%) or more of the association or company´s operating income for the prior year.

iv. Partners or employees of associations or companies that have made payments to Bancolombia or its affiliates, subsidiaries or controllers, for a value greater than US $ 1 Million or corresponding to 2% of the total income of the respective company or association (whichever is higher) in the last three years.

v. Employees or directors of a non-profit entity, association or society that receives significant donations from Bancolombia, or from individuals or corporate entities that own shares of the Bank that represent 0.5% or more of the voting rights of Bancolombia. A donation will be considered significant when it represents more than twenty percent (20%) of donations received by the employee, director of the non-profit entity, association or society.

vi. Directors, senior management or key executives of an entity whose board of directors includes a legal representative of Bancolombia.

vii. People who receive from Bancolombia any remuneration other than fees as members of the board of directors, the audit committee or any other committee created by the board of directors, or who have received remuneration for an amount greater than US $ 120,000 during 12 months, in the last three years, other than payments for being a member of the Board of Directors or a Board committee.

viii. Current partners or employees, or individuals who were, within the past three years, partners or employees of the external auditors.

ix. Directors, senior management or key executives or legal representatives of another company with respect to which any of the current Directors, senior management or key executives or representatives of Bancolombia is a member of the compensation committee.

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

Pursuant to the by-laws of Bancolombia, the board of directors has the power to authorize the execution of any agreement, within the corporate purpose of Bancolombia, and to adopt the necessary measures in order for the Bank to accomplish its purpose, except for agreements that, by law, can only be authorized at the Shareholders ‘Meeting. Furthermore, the board of directors must authorize certain transactions such as the issuance of Bank’s bonds or common shares up to the total amount of authorized capital stock.

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

As of December 31, 2021, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 31,767 trillion divided into 961,827,000 shares.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings.

Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes: (i) to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year; (ii) to review the annual report prepared by the external auditor; (iii) to determine the compensation for the members of the board of directors, and the external auditor (the external auditor compensation is determined every two years) (iv) to elect directors, the external auditor and the client representative (“defensor del consumidor financiero”). The client representative’s primary duty is to solve the individual complaints submitted by clients and users and serve as their spokesman, the directors and the external auditor (each for a two-year term); and (v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

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

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholder’s vote is required on the following matters, in addition to those indicated above: (i) when voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose. (ii) when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding dividends have been fully paid to them. (iii) if at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law. (iv) when the registration of shares at the Colombian Securities Exchange or at the Superintendency of Finance, is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved. (v) when voting amendments that could impair the preferred shares’ rights, or the conversion of the preferred shares to common shares, a favorable vote of a minimum of seventy percent (70%) of the subscribe capital stock, including the favorable vote of a minimum of seventy percent (70%) of the preferred shares, is required.

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

Under Colombian law and Bancolombia’s bylaws annual net profits are to be applied as follows: (i) first, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of Bancolombia’s paid-in capital; (ii) second, payment of the minimum dividend on the preferred shares; and (iii) third, allocation of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board of directors and the President and may, subject to further reserves required by the by-laws, be distributed as dividends. Under the Bank’s bylaws, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of the preferred shares. Bancolombia’s bylaws requires the Bank to maintain a reserve fund equal to 50% of paid-in capital. All common shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially-paid participate in a dividend or distribution in the same proportion as the shares that have been fully paid in at the time of the dividend or distribution.

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

Liquidation Rights

Bancolombia will be dissolved if certain events take place, including the following: (i) its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date; (ii) when, according to the financial statements, there is no realistic alternative to liquidating the entity or ceasing operations, (iii) by decision at the general shareholders’ meeting; and (iv) in certain other events expressly provided by law and in the by-laws.

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

Ownership Threshold Requiring Public Disclosure

We must disclose to the Superintendency of Finance at the end of each fiscal quarter the names of the shareholders of the Bank, indicating at least, the twenty-five shareholders with the highest number of shares.

Colombian securities regulations set forth the obligation to disclose any material event or relevant fact. Any transfer of shares equal to or greater than 5% of the Bank’s capital stock or any person acquiring a percentage of shares that would make him the beneficial owner of 5% or more of the Bank’s capital stock, is a material event, and therefore, must be disclosed to the Superintendency of Finance.

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

The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 1068 of 2015 and Decree 119 of 2017, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration with the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 1 of 2018 and External Regulating Circular DCIP-83 of 2021, both as amended, of the Board of Directors of the Central Bank.

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

E.                 TAXATION

Colombian Taxation

ADRs do not have the same tax benefits as other equity investments in Colombia

Although ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the applicable law in Colombia to equity investments those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs.

Under Section 18-1 of the Colombian Tax Code, modified by Law 2010 de 2019, dividends are subject to a dividend tax, as follows:

Foreign Portfolio investment

To determine the income tax with respect to the profits earned from the foreign portfolio investments, regardless of the method or vehicle used to make the investment by the investor, the following rules shall apply:

i.     The dividends that were subject to CIT at the corporate level are taxed at 10%. Dividend tax rate. Dividends that did not pay CIT at the corporate level are subject to the recapture/equalisation tax at the rate of 25% upon distribution, plus the 10% dividend tax.

ii.    The tax is to be collected via withholding tax on the accrual or cash basis.

For Colombian tax purposes, an individual is considered as a tax resident if he or she meets any of the following requirements:

-	To remain in Colombia (Continuously or not) for an aggregate period of time of 183 calendar days or more including entry and departure days from the country, within a period of 365 consecutive calendar days. In case where that requirement is met by considering the days spent in Colombia over two successive fiscal years the individual would be considered as tax resident as of the second fiscal year.
-	Those individuals who are working for the Colombian Foreign Service or those serving the Colombian Foreign Service and which, by virtue of the Vienna Conventions on Diplomatic and Consular Relations, are exempt from taxation on all or part of their income and occasional earnings in the country in which they are serving during the respective tax year or period.

If the individual is a Colombian citizen and falls within any of the following scenarios:

a)The spouse or dependants, are tax residents in Colombia

b)50% or more of their income is a Colombian sourced income.,

c)50% or more of their assets are managed in Colombia.

d)50% or more of their assets are physically located in Colombia.

e)	If the Colombian tax authority (DIAN) requests evidence of the fiscal residency status in another country, and it is not provided by the individual.
f)	The person has a fiscal residence in a non-cooperative jurisdiction, a place of null or minimum taxation or a preferential tax regime jurisdiction (Tax havens).

Colombian citizens are not considered as tax residents for any of the scenarios above if:

a)The 50% or more of their annual income has been sourced where they are domiciled; or

b)The 50% or more of their assets are located in the jurisdiction where they are domiciled.

Entities

Corporate residence is determined by the place of incorporation of any given company. For Corporate Income Tax purposes, companies incorporated in Colombia under Colombian Laws qualify as a National Company and are taxed on their worldwide income. For Colombian tax purposes, a non-resident entity that is effectively managed in Colombia would be considered as a Colombian entity (effective place of management).

Preferred shares

Preferred shares will have the same treatment as financial liabilities for the issuer's tax purposes. The treatment will be the same as financial assets for the holder. This treatment will not be applicable to listed shares that do not comply with the rest of the requirements established by Article 33-3 of the Colombian Tax Code.

Other Tax Considerations

As of the date of this report, there is not a Double Taxation Treaty between Colombia and the United States.

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

ITEM 11        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2021. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

The Bank uses a value at risk (“VaR”) calculation to limit its exposure to the market risk of its Treasury Book. The board of directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Proprietary Trading Risks Committee is responsible for establishing the maximum VaR by type of investment. These limits are supervised daily by the Market Risk Management Office.

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

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments measured under amortized cost which are not being given as collateral and any other investment that comprises the Banking Book, such as non-trading positions excluding the currency risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 2555 of 2010.

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

The interest rate risk VaR increased from COP 403 billion on December 31, 2020 to COP 404 billion on December 31, 2021, due to the increase in the position in Colombian government’s treasury bonds (TES) and United States government’s treasury bonds. During the year 2021, the average interest rate risk VaR was COP 408 billion, the maximum value COP 451 billion, and the minimum value COP 347 billion.

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

The currency risk VaR decreased from COP 96 billion as of December 31, 2020 to COP 88 billion as of December 31, 2021 due to the decrease in the position in United States Dollars in Bancolombia’s portfolio. Between December 31, 2020 and December 31, 2021, the average currency risk VaR was COP 82 billion, the maximum value COP 99 billion, and the minimum value COP 63 billion. Current currency risk primary arises from the USD exposure of Bancolombia in foreign exchange derivatives.

The equity risk VaR increased from COP 98 billion as of December 31, 2020 to COP 100 billion as of December 31, 2021 mainly due to the increase in the brokerage firm’s trading position. This exposure comes mainly from investment in Proteccion, a pension and severance fund, which represents 50% of the equity risk VaR.

Between December 31, 2020 and December 31, 2021, the average equity VaR was COP 97 billion, the maximum value COP 103 billion, and the minimum value COP 92 billion.

The fund risk, which arises from investment in mutual funds, increased from COP 214 billion as of December 31, 2020 to COP 225 billion as of December 31, 2021. Between December 31, 2020 and December 31, 2021, the average fund risk VaR was COP 222 billion, the maximum value COP 226 billion, and the minimum value COP 216 billion.

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

The total market risk VaR, increased 0.7%, going from COP 811 billion in December 31, 2020 to COP 817 billion as of December 31, 2021, and due mainly to increase in the fund risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2020 and December 2021.

	As of December 31,
	2021	2020
	In millions of COP
Interest Rate Risk VaR	403,556	402,882
Currency Risk VaR	88,477	95,926
Equity Risk VaR	99,895	98,131
Fund Risk VaR	225,373	214,308
Total VaR	817,302	811,247

Includes Grupo Agromercantil’s market risk exposure at a 100%

Between December 31, 2020 and December 31, 2021, the average Total VaR was COP 808 billion, the maximum value COP 862 billion, and the minimum value COP 744 billion.

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

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2021 and December 31, 2020:

Interest Rate Risk
	As of December 31,
	2021	2020
	In millions of COP
Assets sensitivity 100 bps	859,122	759,905
Liabilities sensitivity 100 bps	419,027	399,109
Net interest income sensitivity 100 bps	440,095	360,796

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2021 and December 31, 2020:

Interest Rate Risk
	As of December 31,
	2021	2020
	In millions of US dollars
Assets sensitivity 100 bps	77	68
Liabilities sensitivity 100 bps	55	58
Net interest income sensitivity 100 bps	22	10

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

Total Exposure

As of December 31, 2021, the net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 440,094. The change in the net interest income sensitivity between 2021 and 2020 is due to the increase in the sensitivity of float loans.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 100 basis points, was USD 22 at December 31, 2021, compared with USD 10 at December 31, 2020. The increase in net interest income sensitivity due to interest rate risk between 2021 and 2020 occurred due to the in increase in float loans.

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

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in Industrial and financial sectors. The market value of those investments increased by 23% during the year, from COP 40 billion as of December 31, 2020 to COP 50 billion as of December 31, 2021, as a result mainly driven by the increase in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2021	2020
	In millions of COP
Market Value	49,925	40,502
Delta	14.7%	14.7%
Sensitivity	7,339	5,954

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 7 billion in the structural equity investments market value, from COP 50 billion to COP 43 billion.

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

D.4.i.       FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2021 to December 31, 2021, the depositary reimbursed Bancolombia USD 350,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 177 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

D.4.ii.       FEES TO BE PAID IN THE FUTURE

The The Bank of New York Mellon, as depositary, has agreed to reimburse the Bank for expenses incurred that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the

Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

lITEM 15       CONTROLS AND PROCEDURES

The Bank carried out an evaluation under the supervision and with the participation of the Bank´s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank´s disclosure controls and procedures. As a result, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Bank files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC and to provide reasonable assurance that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2021 has been audited by PwC Contadores y Auditores S.A.S. located in Colombia, Medellín with PCAOB ID 6466, an independent registered public accounting firm, which report is included on page F-5 of this annual report.

In addition, there were no changes in Bank´s internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonable likely to materially affect the bank´s internal control over financial reporting.

ITEM 16       RESERVED

A.                  AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Silvina Vatnick as the audit committee financial expert in accordance with SEC rules and regulations.

The Bank’s audit committee financial expert, along with the other members of the Bank’s Audit Committee, is considered to be independent according to applicable NYSE criteria.

Mrs. Vatnick has served as the Bank’s audit committee financial expert since May 2021,in replacement of Mrs. Sylvia Escovar. There is no business relationship between her and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mrs. Vatnick and the Bank, except in connection with hers capacity as a member of the Bank’s board of directors and as a member of the Audit Committee. Mrs. Vatnick is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. The Audit Committee and the financial expert also have an independent advisor, who provides advice on financial reporting and auditing matters. For more information regarding the Bank’s audit committee, see Item 6. “Directors, Senior Management and Employees— C. Board Practices—Audit Committee”.

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

The last update of the Corporate Governance Code was in January 2022.

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

C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 17,828 and COP 18,466 million audited by PwC Contadores y Auditores S.A.S. and PricewaterhouseCoopers Ltda. for the years 2021 and 2020, respectively.

Additionally, the amount of fees not billed as of December 31, 2021 and 2020 for the audit of fiscal by PwC Contadores y Auditores S.A.S. and PricewaterhouseCoopers Ltda. is approximately to COP 3,895 and COP 4,059, respectively.

Tax Fees

For the years ended December 31, 2021 and 2020, Bancolombia did not contract professional services related with tax compliance, tax advice or tax planning rendered by PwC Contadores y Auditores S.A.S. and PricewaterhouseCoopers Ltda. for the years 2021 and 2020, respectively.

All Other Fees

In 2021 and 2020, Bancolombia paid no other fees to PwC Contadores y Auditores S.A.S. and PricewaterhouseCoopers Ltda. for the years 2021 and 2020, respectively.

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

E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have not been any purchases by Bancolombia or any affiliated purchaser (as defined in 17CFR240.10b-18(a) (3)) of shares or any other units of any class of equity securities issued by Bancolombia, other than Rodrigo Prieto Uribe (part of senior management) who acquired ordinary shares during 2021 pursuant to a probate process; as noted on Item 6, this shareholding does not exceed 1% of Bancolombia’s shares.

Colombian law prohibits the repurchase of shares issued by banks. Therefore, Bancolombia may not repurchase its own issued securities.

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

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards

●	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. The Corporate Governance Code also includes additional independence standards that must be met by 5 of 7 directors. As of December 31, 2020, the Bank’s board of directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. “Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.
●	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian

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
●	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee and an Audit Committee, each of which is composed exclusively of directors (Audit Committee is composed exclusively of independent directors, whereas the other committees have both independent and non-independent directors). For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee, Audit Committee and Risk Committee, see Item 6. “Directors, Senior Management and Employees – C. Board Practices”.
●	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.                  MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

See Item 18.

ITEM 18       FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-214.

ITEM 19       EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws (estatutos sociales) of the registrant, as amended on March 18, 2022.
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008.(1)
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.

The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of the Bank’s long-term debt and of the Bank’s subsidiaries’ long-term debt.

8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 26, 2022.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 26, 2022.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 26, 2022.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 26, 2022.
15.1	Consent of PwC Contadores y Auditores S.A.S.
15.2	Consent of PricewaterhouseCoopers Ltda.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL Cover Page Interactive Data File

(1)Incorporated by reference to the Registration Statement on Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A.

/s/ JOSE HUMBERTO ACOSTA MARTIN
Name: Jose Humberto Acosta Martin
Title: Chief Financial Officer

Date: April 26, 2022

CONSOLIDATED FINANCIAL STATEMENTS

2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bancolombia S. A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31, 2021 and 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the two years ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for loans, advances and lease losses

As described in Notes 2 (section D.7.4.5, E.1 and E.10), 6 and 31 to the consolidated financial statements, management assesses the adequacy of the allowance for loan losses based on evaluations of the loan portfolio utilizing objective and subjective criteria. As of December 31, 2021, the allowance for loan losses was COP$15,864,482 million on total loans of COP$220,323,483 million. As disclosed by management, Expected Credit Losses (ECL) are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios. During 2021, some adjustments were implemented and updated in the methodology such as the Overlays made by management, as a consequence of the COVID-19 for: (1) to mitigate procyclical assumptions caused by the volatility of the macroeconomic forecasts and (2) to mitigate effect of grace periods or extended terms on some loans with relief granted. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, information on the credit behavior, the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence, and when the fundamental source of collection of the loan is a guarantee the market value of such collateral, estimated through appraisals.

The principal considerations for our determination that performing procedures relating to the Bank’s allowance for loans, advances and lease losses is a critical audit matter are, (i) the significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining: probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios and the adjustments and Overlays implemented and updated by management in the methodology to mitigate procyclical assumptions caused by the volatility of the macroeconomic forecasts and the effect of grace periods or extended terms on some loans with relief granted. In addition, for loans individually assessed in Stage 3 analysis of the debt profile of each debtor, information on the credit behavior and the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence and the market value of collateral, estimated through appraisals if applicable, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these assumptions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Bank’s allowance for loans, advances and leasing losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others: testing management’s process for estimating the allowance for loan, advances and lease losses by (i) evaluating the appropriateness of the models utilized for the estimation of the expected loss parameters and the reasonableness of the significant assumptions, such as default at 12 months and lifetime, loss given default and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios, and evaluating the adjustments, including the impact of the Overlays, implemented and updated by management in the methodology to mitigate procyclical assumptions caused by the volatility of the macroeconomic forecasts and the effect of grace periods or extended terms on some loans with relief granted, (ii) testing the completeness and accuracy of the data used in the estimate and the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s estimation of the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios and the market value of collaterals, estimated through appraisals if applicable, estimated by management in the impairment for the credit portfolios. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models utilized by management, methodologies and the reasonableness of the assumptions used in the credit loss estimates.

Goodwill Impairment Assessment

As described in Notes 2 (sections D.13, E.2 and E.10) and 9.2 to the consolidated financial statements, the Bank’s consolidated goodwill balance was COP$8.143.146. as of December 31, 2021. The Bank tests goodwill recognized upon business combinations for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of the cash generating units may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount is determined by management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. Determination of recoverable amount requires management to make assumptions and use estimates to forecast cash flows for periods that are beyond the normal requirements of management reporting, including the macroeconomic impacts originated by the outbreak of COVID-19 on such cash flows for periods that are beyond the normal requirements of management reporting; the assessment of the appropriate discount rate and growth rate, estimation of the recoverable amount of cash generation units and the valuation of the separable assets of each business whose goodwill is being reviewed.

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

April 26, 2022

We have served as the Bank’s auditor since 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bancolombia S. A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of Bancolombia S. A. and its subsidiaries (the “Bank”) of income, other comprehensive income, changes in equity and cash flow for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows of the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/PricewaterhouseCoopers Ltda.

Medellín, Colombia

April 27, 2020

We served as the Bank’s auditor from 2018 to 2019

PricewaterhouseCoopers Ltda., Edificio Forum, Calle 7 Sur No. 42-70, Torre 2, Piso 11, Medellín, Colombia,
Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, www.pwc.com/co

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2021 and 2020

(Stated in millions of Colombian pesos)

	Note	December 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	4	25,329,846	23,701,149
Financial assets investments	5.1	29,289,301	29,553,003
Derivative financial instruments	5.2	2,454,005	2,800,719
Financial assets investments and derivative financial instruments		31,743,306	32,353,722
Loans and advances to customers		220,323,483	191,409,730
Allowance for loans, advances and lease losses		(15,864,482)	(16,616,043)
Loans and advances to customers, net	6	204,459,001	174,793,687
Assets held for sale and inventories, net	13	546,794	509,145
Investment in associates and joint ventures	8	2,720,559	2,506,315
Investment properties	11	3,132,220	2,839,350
Premises and equipment, net	10	5,100,652	4,302,304
Right of use assets, lease	7.2	1,695,865	1,661,015
Goodwill and intangible assets, net	9	8,628,772	7,507,321
Deferred tax, net	12.5	746,375	675,295
Other assets, net	14	5,751,658	4,719,202
TOTAL ASSETS		289,855,048	255,568,505
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	210,390,848	180,820,793
Interbank deposits and repurchase agreements and other similar secured borrowing	16	1,649,730	2,978,737
Derivative financial instruments	5.2	1,961,109	2,381,326
Borrowings from other financial institutions	17	8,551,558	11,202,126
Debt instruments in issue	18	21,093,864	19,126,593
Lease liabilities	7.2	1,819,077	1,818,358
Preferred shares		584,204	584,204
Current tax		261,653	296,404
Deferred tax, net	12.5	1,016,586	1,056,094
Employee benefit plans	19	838,237	823,945
Other liabilities	20	7,762,724	6,364,712
TOTAL LIABILITIES		255,929,590	227,453,292
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	23	14,661,007	13,830,604
Retained earnings		3,273,788	3,911,249
Net income attributable to equity holders of the Parent Company		4,086,795	275,994
Accumulated other comprehensive income, net of tax		4,874,389	3,189,014
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		32,234,347	26,545,229
Non-controlling interest		1,691,111	1,569,984
TOTAL EQUITY		33,925,458	28,115,213
TOTAL LIABILITIES AND EQUITY		289,855,048	255,568,505

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2021, 2020 and 2019

(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2021	2020	2019
Interest on loans and financial leases
Commercial		6,073,718	6,814,749	7,319,318
Consumer		5,362,194	5,472,703	5,273,101
Small business loans		135,914	139,250	144,585
Mortgage		2,331,971	1,876,304	1,972,661
Financial leases		1,440,493	1,829,971	1,918,655
Total interest income on loans and financial leases		15,344,290	16,132,977	16,628,320
Interest on debt instruments using the effective interest method	25.1	311,488	308,453	160,200
Total Interest on financial instruments using the effective interest method		15,655,778	16,441,430	16,788,520
Interest income on overnight and market funds		9,413	32,362	67,724
Interest and valuation on financial instruments	25.1	470,554	214,858	524,440
Total interest and valuation on financial instruments		16,135,745	16,688,650	17,380,684
Interest expenses	25.2	(4,351,556)	(5,863,008)	(6,179,794)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		11,784,189	10,825,642	11,200,890
Credit impairment charges on loans, advances and financial leases, net	6	(2,521,178)	(7,335,755)	(3,385,181)
Credit recovery (impairment) for other financial instruments	5.1 - 21.1	100,648	(190,694)	(25,940)
Total credit impairment charges, net		(2,420,530)	(7,526,449)	(3,411,121)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		9,363,659	3,299,193	7,789,769
Fees and commissions income	25.3	5,293,804	4,598,413	4,578,972
Fees and commissions expenses	25.3	(1,860,683)	(1,561,585)	(1,553,239)
Total fees and commissions, net		3,433,121	3,036,828	3,025,733
Other operating income	25.4	2,022,141	1,844,572	1,535,247
Dividends and net income on equity investments	25.5	328,344	123,325	380,599
Total operating income, net		15,147,265	8,303,918	12,731,348
Operating expenses
Salaries and employee benefits	26.1	(3,782,596)	(3,044,730)	(3,366,824)
Other administrative and general expenses	26.2	(3,521,920)	(3,140,789)	(3,069,058)
Taxes other than income tax	26.2	(719,593)	(765,766)	(757,820)
Impairment, depreciation and amortization	26.3	(920,558)	(837,790)	(824,590)
Other operating expenses		(218,586)	(206,070)	(235,525)
Total operating expenses		(9,163,253)	(7,995,145)	(8,253,817)
Profit before income tax		5,984,012	308,773	4,477,531
Income tax	12.3	(1,776,225)	6,586	(1,262,964)
Net income		4,207,787	315,359	3,214,567
Net income attributable to equity holders of the Parent Company		4,086,795	275,994	3,117,351
Non-controlling interest		120,992	39,365	97,216
Basic and Diluted earnings per share to common shareholders, stated in units of pesos	27	4,309	347	3,301

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2021, 2020 and 2019

(Stated in millions of Colombian pesos)

	Note	2021		2020	2019
Net income		4,207,787		315,359	3,214,567
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		7,444		8,556	(38,451)
Income tax	12.4	(1,791)		(4,940)	14,835
Net of tax amount		5,653		3,616	(23,616)
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain/(loss)		3,994		(132,593)	56,496
Income tax(1)	12.4	48,153	(2)	37,736	(12,607)
Net of tax amount		52,147		(94,857)	43,889
Gains on asset revaluation		-		3,561	-
Income tax	12.4	(142)		(1,211)	-
Net of tax amount		(142)		2,350	-
Total other comprehensive income that will not be reclassified to net income, net of tax		57,658		(88,891)	20,273
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
Gain/(loss) on investments recycled to profit or loss upon disposal		34,440		19,249	(1,533)
Unrealized (loss)/gain		(101,544)		39,089	35,476
Unrealized gain/(loss) for fair value hedging(3)		6,285		(5,459)	(6,592)
Changes in loss allowance for credit losses		(233)		432	324
Income tax(1)		9,527		(5,612)	-
Net of tax amount		(51,525)		47,699	27,675
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		2,513,742		339,475	104,955
Loss on net investment hedge in foreign operations		(1,207,052)		(341,792)	(60,258)
Income tax	12.4	493,346		39,443	20,213
Net of tax amount(4)		1,800,036		37,126	64,910
Unrealized gain on investments in associates and joint ventures using equity method		2,913		5,020	8,151
Income tax	12.4	(982)		(89)	(32)
Net of tax amount		1,931		4,931	8,119
Total other comprehensive income that may be reclassified to net income, net of tax		1,750,442		89,756	100,704
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		1,808,100		865	120,977
Other comprehensive income, attributable to the Non-controlling interest		6,540		441,199	6,056
Total comprehensive income attributable to:		6,022,427		757,423	3,341,600
Equity holders of the Parent Company		5,894,895		276,859	3,238,328
Non-controlling interest		127,532		480,564	103,272
(1)	The tax related to financial instruments is segregated between equity instruments and debt instruments, in order to improve the presentation.
(2)	Includes income tax to partial payments of asset-backed securities transferred to retained earnings and reclassification of income tax on investments in associates that were transferred from retained earnings to OCI.
(3)	The Bank identified that the figures in 2020 and 2019 were included in line Unrealized (loss)/gain of Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI). In order to properly present the Bank reclassified fair value hedge of debt instruments with changes in other comprehensive income to the line Unrealized (loss)/gain of the fair value hedge. The net tax amount of the FVTOCI does not change. See note 5.2 Derivative financial instruments. The Bank determined the effects were inmaterial to its previously issued consolidated financial statements.
(4)	In 2021, the increase relates to devaluation amounting to 15.98% of Colombian peso against U.S. dollar.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2021, 2020 and 2019

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
							Debt						Attributable
	Share	Additional	Appropiated		Equity		instruments						to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities		at fair value	Revaluation		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI		through OCI	of assets	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2021	480,914	4,857,454	13,830,604	2,984,238	205,942		55,497	2,350	11,943	(70,956)	3,911,249	275,994	26,545,229	1,569,984	28,115,213
Transfer to profit from previous years	-	-	-	-	-		-	-	-	-	275,994	(275,994)	-	-	-
Dividend payment corresponding to 509.704.584 common shares and 452.122.416 preferred shares without voting rights, subscribed and paid as of December 31, 2020, at a rate of COP 260 per share.	-	-	-	-	-		-	-	-	-	(192,374)	-	(192,374)	-	(192,374)
Other reserves	-	-	830,403	-	-		-	-	-	-	(836,554)	-	(6,151)	-	(6,151)
Realization of retained earnings	-	-	-	-	(122,725)	(1)	-	-	-	-	122,725	-	-	-	-
Others	-	-	-	-	-		-	-	-	-	(7,252)	-	(7,252)	-	(7,252)
Non-controlling interest	-	-	-	-	-		-	-	-	-	-	-	-	(6,405)	(6,405)
Net Income	-	-	-	-	-		-	-	-	-	-	4,086,795	4,086,795	120,992	4,207,787
Other comprehensive income	-	-	-	1,800,036	52,147		(51,525)	(142)	1,931	5,653	-	-	1,808,100	6,540	1,814,640
Balance as of December 31, 2021	480,914	4,857,454	14,661,007	4,784,274	135,364		3,972	2,208	13,874	(65,303)	3,273,788	4,086,795	32,234,347	1,691,111	33,925,458
(1)	Mainly corresponds to partial payments of asset-backed securities investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2021, 2020 and 2019

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
								Debt						Attributable
	Share	Additional	Appropiated			Equity		instruments						to owners		Non-
	Capital	Paid in	Reserves	Translation		Securities		at fair value	Revaluation		Employee	Retained	Net	of Parent		Controlling		Total
	(Note 22)	capital	(Note 23)	adjustment		through OCI		through OCI	of assets	Associates	Benefits	earnings	Income	Company		interest		equity
Balance as of January 1, 2020	480,914	4,857,454	10,413,092	2,947,112		432,748		7,798	-	7,012	(74,572)	4,695,010	3,117,351	26,883,919		1,921,700		28,805,619
Transfer to profit from previous years	-	-	-	-		-		-	-	-	-	3,117,351	(3,117,351)	-		-		-
Dividend payment corresponding to 509.704.584 common shares and 452.122.416 preferred shares without voting rights, subscribed and paid as of December 31, 2019, at a rate of COP 1.638 per share.	-	-	-	-		-		-	-	-	-	(1,517,771)	-	(1,517,771)		-		(1,517,771)
Other reserves	-	-	3,417,360	-		-		-	-	-	-	(3,437,360)	-	(20,000)	(1)	-		(20,000)
Realization of retained earnings	-	-	-	-		(131,949)	(2)	-	-	-	-	131,949	-	-		-		-
Others	-	-	152	-		-		-	-	-	-	8,877	-	9,029		-		9,029
Acquisition of the 40% of the common stock of Grupo Agromercantil Holding (GAH)(3)	-	-	-	-		-		-	-	-	-	913,193	-	913,193		(913,193)		-
Non-controlling interest	-	-	-	-		-		-	-	-	-	-	-	-		80,913		80,913
Net Income	-	-	-	-		-		-	-	-	-	-	275,994	275,994		39,365		315,359
Other comprehensive income	-	-	-	37,126	(4)	(94,857)		47,699	2,350	4,931	3,616	-	-	865		441,199	(4)	442,064
Balance as of December 31, 2020	480,914	4,857,454	13,830,604	2,984,238		205,942		55,497	2,350	11,943	(70,956)	3,911,249	275,994	26,545,229		1,569,984		28,115,213
(1)	Corresponds to the use of the donations for social purposes reserve, approved by the shareholders.
(2)	Mainly corresponds to partial payments of asset-backed securities investments.
(3)	On September 29, 2020, the Bank acquired an additional 40% of the common stock of Grupo Agromercantil Holding (GAH), after obtaining the necessary regulatory approvals. The purchase price paid was USD 289,144,606. For further information see Note 1. Reporting Entity.
(4)	As of September 30, 2020, the Bank determined that the presentation of the amounts of non-controlling interest, disclosed in its consolidated financial statements were incorrect due to a miscalculation in the translation from US dollars to Colombian pesos of the fair value of non-controlling interest in Grupo Agromercantil Holding S.A and therefore should be corrected. The was originated when the Bank, applying the acquisition method, registered the fair value of the non-controlling interest of Grupo Agromercantil Holding S.A., using an incorrect exchange rate to translate US dollars to Colombian pesos. Since the acquisition date, the error amounted to COP315,138 without any variation. For the purposes of the financial statements ending December 31, 2020, the Bank has increased the non-controlling interest line and decreased Accumulated foreign currency translation adjustments line by COP315,138, both in shareholders’ equity and, no other effects in accounts of financial statements were identified. According to the analysis performed, the Bank determined that the correction of the presentation of the non-controlling interest and translation adjustment should not be considered material for the financial statements, given the quantitative analysis and all qualitative considerations. For that reason, the figures of non-controlling interest and translation adjustment have been corrected as of December 31, 2020 as an out of period adjustment.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2021, 2020 and 2019

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

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2021, 2020 and 2019

(Stated in millions of Colombian pesos)

	2021	2020	2019
Net income	4,207,787	315,359	3,214,567
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	855,167	736,367	677,253
Other assets impairment	65,391	101,423	147,337
Impairment of investments in associates(1)	1,733	4,399	-
Equity method	(199,652)	(136,596)	(249,231)
Credit impairment charges on loans and advances and financial leases	2,521,178	7,335,755	3,385,181
Credit impairment (recovery) charges on off balance sheet credit and other financial instruments	(100,648)	190,694	25,940
Gain on sales of assets held for sale and inventories	(227,445)	(65,932)	(93,548)
Valuation gain on investment securities	(790,063)	(814,164)	(1,113,392)
(Gain) loss upon disposal of investment in subsidiary and associates(2)	-	-	(77,916)
Valuation (losses) gain on derivative financial instruments	(319,524)	(629,258)	285,220
Income tax	1,776,225	(6,586)	1,262,964
Bonuses and short-term benefits	526,273	11,816	403,872
Dividends	(108,079)	(14,217)	(84,183)
Investment property valuation	(67,762)	3,501	(93,197)
Other non-cash items	(29,076)	(4,710)	164,030
Net interest	(10,992,734)	(10,269,969)	(10,448,526)
Change in operating assets and liabilities:
Decrease in derivative financial instruments	245,064	236,143	219,259
Decrease in accounts receivable	(489,266)	(408,015)	(185,220)
Increase in loans and advances to customers	(24,057,389)	(7,440,568)	(12,140,001)
Decrease (Increase) in other assets	(278,776)	83,393	(901,839)
Decrease in accounts payable(3)	1,271,347	(10,507)	(186,368)
Decrease in other liabilities	(296,865)	(120,429)	(362,638)
Increase in deposits by customers	19,290,140	21,007,104	14,317,297
(Decrease) Increase in estimated liabilities and provisions	21,629	(6,098)	(3,378)
Net changes in investment securities recognized at fair value through profit or loss	1,834,085	(7,514,600)	2,626,620
Proceeds from sales of assets held for sale	735,788	382,139	429,906
Recovery of charged-off loans	565,436	436,908	551,650
Income tax paid(3)	(1,441,413)	(1,145,887)	(1,042,610)
Dividend received	90,822	90,737	195,046
Interest received	15,896,674	15,031,229	17,387,534
Interest paid	(4,410,742)	(6,149,086)	(5,996,017)
Net cash provided by operating activities	6,095,305	11,230,345	12,315,612
Cash flows from investment activities:
Purchases of debt instruments at amortized cost	(3,722,124)	(3,670,705)	(2,800,997)
Proceeds from maturities of debt instruments at amortized cost	2,984,260	2,728,509	2,405,509
Purchases of debt instruments at fair value through OCI	(8,850,491)	(11,377,756)	(5,945,285)
Proceeds from debt instruments at fair value through OCI	10,699,010	7,339,264	5,426,410
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures	(44,915)	(111,349)	(40,712)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures	69,448	55,174	131,173
Purchases 40% of the sharehold of Grupo Agromercantil Holding(4)	-	(1,117,680)	-
Purchases of premises and equipment and investment properties	(2,185,800)	(1,530,153)	(1,555,453)
Acquisition of subsidiaries	(9,178)	-	-
Proceeds from sales of premises and equipment and investment properties	553,652	268,898	232,438
Net cash inflow from sale and liquidation of investments in subsidiaries(5)	-	-	70,306
Purchase of other long-term assets	(144,348)	(106,269)	(114,221)
Net cash used in investing activities	(650,486)	(7,522,067)	(2,190,832)
Cash flows from financing activities:
(Decrease) Increase in repurchase agreements and other similar secured borrowing	(1,457,203)	903,120	(1,002,196)
Proceeds from borrowings from other financial institutions	4,182,658	12,453,666	11,741,311
Repayment of borrowings from other financial institutions	(8,447,238)	(14,919,903)	(14,365,716)
Payment of lease liability	(136,797)	(139,559)	(124,817)
Placement of debt instruments in issue(6)	1,387,401	3,766,499	2,084,743
Payment of debt instruments in issue	(1,871,576)	(5,382,248)	(2,561,525)
Dividends paid	(467,217)	(1,555,821)	(1,032,492)
Transactions with non-controlling interests	-	(41,194)	-
Net cash used in financing activities(7)	(6,809,972)	(4,915,440)	(5,260,692)
Effect of exchange rate changes on cash and cash equivalents	2,993,850	1,170,269	143,144
(Decrease) increase in cash and cash equivalents	(1,365,153)	(1,207,162)	4,864,088
Cash and cash equivalents at beginning of year	23,701,149	23,738,042	18,730,810
Cash and cash equivalents at end of year	25,329,846	23,701,149	23,738,042

(1)	For further information, see Note 8 investments in associates and joint ventures.
(2)	As of December 31, 2019, corresponds to gains on sale of investments in associates Concesiones CCFC, Avefarma S.A.S, Glashfarma Tech S.A.S and Panamerican Pharmaceutical Holding Inc. for COP 33,253, the winding up of joint venture Servicios de Aceptación S.A.S for COP 8,927 and the sale of subsidiaries Arrendamiento Operativo CIB and Fiduperú S.A, for COP 35,736. During 2020, no sales were made.
(3)	On December 31, 2020 and 2019, the figure disclosed in line increase (decrease) in accounts payable (10,507) and (186,368) previously presented as COP (797,207) and COP (977,266), included COP (786,700) and COP (790,898) respectively and have been reclassified and are now presented in line income tax paid, amounts are immaterial do not impact total operating cash flows or any other financial statements or notes. The Bank concluded that revised numbers were adjusted and disclosed in 2021 Financial Statements for comparative purposes.
(4)	On September 29, 2020, Grupo Bancolombia acquired 40% of the shareholdings of Grupo Agromercantil Holding (GAH).
(5)	In March 2019, the Bank’s subsidiaries Renting Colombia S.A.S and Inversiones CFNS S.A.S closed the sale to Arval Relsa of 100% of the shares of Arrendamiento Operativo CIB S.A.C – Renting Peru, an operating leasing company incorporated, and with operations, in Peru. Arval Relsa is the joint venture between Arval (subsidiary of BNP Paribas, with more than one million vehicles in operational leasing) and Relsa (company with 15 years of experience in the Peruvian market) that seeks to strengthen the car leasing and vehicle fleet management businesses in Peru and Chile. The sale price amounted to USD 21.8 million.
(6)	For further information, see Note 18 Debt instruments in issues.
(7)	For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

During the years ended December 31, 2021, 2020 and 2019, the Group entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 672,586, COP 508,040 and COP 508,441, respectively. Additionally, in 2021, the Bank received loans and advances to customers and assets held for sale as payment by residual rights amounting to COP 75,664, which are not reflected in the consolidated statement of cash flows.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company, the Group, is a credit establishment, listed on the Colombia Stock Exchange (BVC) as well as on the New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, and was originally constituted under the name Banco Industrial Colombiano (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

The Parent Company bylaws are found in the public deed numer 2690, dated November 27, 2015, at the 25th Notary´s Office of Medellín.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business. The Parent Company may, by itself or through its  subsidiaries, own interests in other corporations, wherever authorized by law, according to all terms and requirements, limits or conditions established therein.

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

On September 29, 2020, following receipt of the required regulatory authorizations, the Bank acquired an additional 40% of the shares of Grupo Agromercantil Holding (GAH), the company that owns the financial conglomerate Agromercantil of Guatemala, integrated among others, by Banco Agromercantil de Guatemala (BAM). The purchase price paid to the seller, BFC BAM Financial Corporation, was USD 289,144,606 (COP 1,117,680) *.

The effect on shareholders' equity is as follows:

Consideration paid to non-controlling interests	1,117,680	*
Carrying amount of non-controlling interests acquired	913,193	*
Excess of consideration paid recognized in the transactions with non-controlling interests reserve within equity	204,487

       *Amounts in millions of COP

The Parent Company, through its subsidiaries, has banking operations and an international presence in Puerto Rico, Panama, Guatemala, and El Salvador and as of December 31, 2021, was in the process of obtaining regulatory authorizations to operate as a broker-dealer and as a registered investment adviser in the United States, through its subsidiaries Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC, and Bancolombia Capital Advisers LLC, with a capital of USD 1,500.

The operations in the Cayman Islands and Barbados through Bancolombia Cayman and Mercom Bank Ltd., respectively, are in the process of being gradually wound down. The winding down of the operations will continue as the compromises related to assets and liabilities come to term. Their assets, liabilities and contracts will be transferred to other companies which are also part of Grupo Bancolombia.

As of December 31, 2021 and 2020, the subsidiary Bancolombia Cayman recognized in its statement of financial position assets and liabilities, including loans and advances to customers, net for COP 8,634 and COP 6,539, debt investments for COP 189,220 and COP 241,154, cash and cash equivalents for COP 50,733 and COP 170,454 and other assets, net for COP 609 and COP 622, respectively. On the other hand, liabilities in deposits by customers for COP 155,827 and COP 282,405, other liabilities for COP 507 and COP 4,411 and a net income for COP 4,561 and COP 4,454, respectively. As of December 31, 2020, the subsidiary recognized deposits by banks for COP 16,848. As of December 31, 2021, no guarantees, pledges or commitments regarding the aforementioned transaction have been granted or received between the parent (Bancolombia Panamá) and the subsidiary (Bancolombia Cayman).

As of December 31, 2021 and 2020, Mercom Bank Ltd recognized assets and liabilities in its statement of financial position, including loans and advances to customers, net for COP 1,159,308 and COP 1,360,670, cash and cash equivalents for COP 1,133,518 and COP 696,452, debt investments for COP 381,847 and COP 531,419 and other assets, net for COP 8,316 and COP 13,801, respectively. On the other hand, liabilities in deposit by customers for COP 2,440,882 and COP 2,423,054, other liabilities for COP 2,919 and COP 4,518 and a net income for COP 56,314 and COP 13,039, respectively. As of December 31, 2020, Mercom Bank Ltd recognized financial obligations for COP 9,171.

During the last quarter of 2021, the Parent Company´s Board of Directors authorized the legal separation of the Nequi business, the digital platform of Grupo Bancolombia which offers financial services. The legal separation result in the creation of a new financing company supervised by the Financial Superintendence of Colombia through which Nequi will operate as a 100% digital bank (establecimiento de crédito) and the creation of other non-financial vehicles that will allow Nequi's evolution, as well as enabling and providing technological solutions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.	Basis for preparation of the consolidated financial statements

The consolidated financial statements of the Bank are prepared in accordance with the International Financial Reporting Standards (hereinafter, IFRS) issued by the International Accounting Standards Board (hereinafter, IASB), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, IFRS-IC).

The preparation of consolidated financial statements in conformity with IFRS requires the use of accounting estimates which, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.

Impacts of COVID-19 on the preparation of the consolidated financial statements

During 2021, the macroeconomic and epidemiological context caused by the Coronavirus 2019 (COVID-19) pandemic in Colombia and in the countries where the Bank operates were characterized less by the shock situation than that evidenced during 2020, despite the appearance and global expansion of the omicron variant, which caused a period of uncertainty in global financial markets. Although governments have provided more focused responses to control outbreaks and vaccination programs are positively progressing to gradually cover a larger part of the population, an upward trend in the infections level, marked by a reduction in the severity of infections, began to be observed as of December 31, 2021, due to the new omicron variant. The year 2021 was characterized by the beginning of the economic recovery process, generating a significant positive rebound compared to 2020, due to the lower impact of the COVID-19 pandemic on economic activity, reducing its overall impact and making it possible to expect the world to move officially from a pandemic to an endemic situation during 2022.

During the year, there were occasional restrictions on mobility in Colombia and in other countries where the Bank operates during the peak of the pandemic in the first half of the year, but by the end of 2021, most of the controls had been lifted, returning to the normal development of daily activities. These elements have allowed the impact of the epidemiological situation to be relatively contained and the economic recovery to continue.

The progressive return to a normal economic and social environment has been the predominant factor as of December 31, 2021, despite the contagiousness of the new variant, positively impacting productive activity in Colombia and in the other countries where the Bank operates. However, increases in the production costs of goods and services are still being experienced, due to the restrictions of previous periods, which caused increases in the materials prices and supply chain constraints.

These situations were periodically evaluated during 2021 by Management to take appropriate measures in the ongoing management of the business; accordingly, the Bank continues with customer support strategies through credit relief and concessions due the end of the debtor support programme (‘PAD’) in Colombia on August 31, 2021, enacted by the Superintendencia Financiera de Colombia (‘SFC’), and the end of the extension of the general relief law in force in Panama since 2020, which were intended to address the social and health situation, seeking to mitigate the direct and indirect effects thereof. The effects on the Bank’s performance and financial position were included in the accompanying notes of the consolidated financial statements (see notes 3 to 32). Likewise, the Bank considered the current economic environment including the effects of the COVID-19 pandemic on its customers economy and businesses in preparation of the consolidated statement of financial position as of December 31, 2021, taking into account the best available reliable information and the evolution of the key assumptions on estimates made at the date of preparation and issuance of these consolidated financial statements. For further information, see section E. Use of estimates and judgments, paragraph 10. Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates, set out below.

Preparation of the consolidated financial statements under going concern basis

Management has also assessed the Bank’s ability to continue as a going concern and confirms that the Bank has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on the Bank's liquidity position at the date of authorization of the consolidated financial statements and taking into account the uncertainty about the development of the COVID-19 pandemic, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.

The consolidated financial statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets, liabilities and expenses that might otherwise be required if the going concern basis were not correct.

Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (‘OCI’) and derivative instruments. Likewise, the carrying value of assets and liabilities recognized as a fair value hedge are adjusted for changes in fair value attributable to the hedged risk.

The consolidated financial statements are stated in Colombian pesos and figures are stated in millions or billions (when indicated), except earnings per share, diluted earnings per share and the market exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

The parent company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (NCIF) applicable to separate financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the shareholders.

The separate financial statements are those presented by the parent company in which the entity recognizes and measures impairment for credit risk through allowances for loans losses and recognizes provisions for foreclosed assets, in accordance with the accounting required by the SFC, which differ in certain accounting principles from IFRS that are used in the consolidated financial statements.

B.	Presentation of the consolidated financial statements

The Bank presents the consolidated statement of financial position ordered by liquidity and the consolidated statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset unless such treatment is permitted or required by an accounting standard or interpretation and described in the Bank's policies.

The consolidated statement of comprehensive income presents net income and items of other comprehensive income (‘OCI’) classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. The Bank discloses the amount of income tax relating to each item of OCI.

The consolidated statement of cash flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.

C.	Consolidation

1.	Subsidiaries

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of December 31, 2021 and 2020. The parent company consolidates the financial results of the entities over which it exerts control.

In accordance with IFRS 10 Consolidated financial statements, a subsidiary is an entity controlled by any of the entities that comprise the Bank, as long as the controlling entity has:

●	Power over the investee that gives it the ability to direct their relevant activities that significantly affect the investee’s returns.
●	Exposure or rights to variable returns for its involvement with the investee.
●	Ability to use its power over the investee to affect the investor’s returns.

These type of entities include cases where the Bank has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The parent company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

			PROPORTION OF	PROPORTION OF	PROPORTION OF
	JURISDICTION		OWNERSHIP	OWNERSHIP	OWNERSHIP
ENTITY	OF	BUSINESS	INTEREST AND	INTEREST AND	INTEREST AND
	INCORPORATION		VOTING POWER	VOTING POWER	VOTING POWER
			HELD BY THE	HELD BY THE	HELD BY THE
			BANK 2021	BANK 2020	BANK 2019
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
VLIPCO S.A.S. (1)	Colombia	Technology services provider	94.77%	-	-
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%	100.00%	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
Pasarela Colombia S.A.S.	Colombia	Payment solutions	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia (2)	Colombia	Real estate investment fund	49.96%	49.96%	49.96%
P.A. Inmuebles CEM (2)	Colombia	Mercantil trust	49.96%	49.96%	-
P.A. Calle 92 FIC-11 (2)	Colombia	Mercantil trust	32.47%	32.47%	-
P.A. FIC Edificio Corfinsura (2)	Colombia	Mercantil trust	49.96%	49.96%	-
P.A. FIC-A5 (2)	Colombia	Mercantil trust	49.96%	49.96%	-
P.A. FIC Inmuebles (2)	Colombia	Mercantil trust	49.96%	49.96%	-
P.A. FIC Clínica de Prado (2)	Colombia	Mercantil trust	38.49%	38.49%	-
P.A. FIC A6 (2)	Colombia	Mercantil trust	49.96%	49.96%	-
P.A. Central Point (2)	Colombia	Mercantil trust	37.47%	37.47%	-
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris (2)	Colombia	Mercantil trust	49.96%	49.96%	-
P.A. Fideicomiso Twins Bay (2)	Colombia	Mercantil trust	49.96%	49.96%	-
Fideicomiso Lote Av San Martín (2)	Colombia	Mercantil trust	49.96%	49.96%	-
P.A. Fideicomiso Lote 30 (2)	Colombia	Mercantil trust	49.96%	49.96%	-
Fideicomiso Fondo Inmobiliario Bancolombia (3)	Colombia	Mercantil trust	17.54%	-	-
Valores Simesa S.A. (4)	Colombia	Investments	66.82%	67.11%	67.11%
Fideicomiso Lote Abelardo Castro (5)	Colombia	Mercantil trust	-	66.77%	66.77%
Fideicomiso Lote Distrito Vera B1B2 (4)	Colombia	Mercantil trust	66.49%	66.77%	66.77%
Fideicomiso Lote Distrito Vera B3B4 (4)	Colombia	Mercantil trust	66.49%	66.77%	66.77%
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Investments	99.17%	99.17%	99.17%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Financomer S.A. (6)	Panama	Financial services	-	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Securities brokerage	100.00%	100.00%	100.00%
Banistmo Panamá Fondo de Inversión S.A.	Panama	Holding	100.00%	100.00%	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Collective investment fund	100.00%	100.00%	100.00%
Fondo Renta Sostenible Global S.A. (7)	Panama	Collective investment fund	100.00%	100.00%	100.00%
Banistmo Capital Markets Group Inc. (7)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A. (7)	Panama	Real estate	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A. (7)	Panama	Real estate	100.00%	100.00%	100.00%
Steens Enterprises S.A. (7)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A. (7)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A. (8)	Panama	Holding	100.00%	100.00%	60.00%
Banco Agromercantil de Guatemala S.A. (8)	Guatemala	Banking	99.66%	99.59%	59.72%
Seguros Agromercantil de Guatemala S.A. (8)	Guatemala	Insurance agency	79.92%	79.90%	47.93%
Financiera Agromercantil S.A. (8)	Guatemala	Financial services	100.00%	100.00%	60.00%
Agrovalores S.A. (8)	Guatemala	Securities brokerage	100.00%	100.00%	60.00%
Arrendadora Agromercantil S.A. (8)	Guatemala	Operating Leasing	100.00%	100.00%	60.00%
Agencia de Seguros y Fianzas Agromercantil S.A. (8) (9)	Guatemala	Insurance agency	100.00%	100.00%	60.00%
Asistencia y Ajustes S.A. (8)	Guatemala	Services	100.00%	100.00%	60.00%
Serproba S.A. (8)	Guatemala	Maintenance and remodelling services	100.00%	100.00%	60.00%
Servicios de Formalización S.A. (8)	Guatemala	Loans formalization	100.00%	100.00%	60.00%
Conserjería, Mantenimiento y Mensajería S.A. (8) (9)	Guatemala	Maintenance services	100.00%	100.00%	60.00%
Mercom Bank Ltd. (8)(10)	Barbados	Banking	99.66%	99.59%	59.72%
New Alma Enterprises Ltd. (8)	Bahamas	Investments	99.66%	99.59%	59.72%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Bancolombia Cayman S.A. (11)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%	99.17%	99.17%
Bancolombia Capital Holdings USA LLC (12)	United States	Holding	100.00%	-	-
Bancolombia Capital Adviser LLC (12)	United States	Investment advisor	100.00%	-	-
Bancolombia Capital LLC (12)	United States	Securities brokerage	100.00%	-	-
(1)	On November 30, 2021, the Bank acquired 91,791 common shares of VLIPCO S.A.S. for COP 9,474; after such transaction, the Bank had a 94.77% interest in the company. The Bank held a 47.40% interest in VLIPCO S.A.S. before the purchase transaction. For further information, see Note 8. Investments in associates and joint ventures and Note 9.3. Business combinations.
(2)	In 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition being met in accordance with IFRS 10. These equity securities are considered as a business, because of their capacity to generate income.
(3)	Company consolidated by the Fondo de Capital Privado Fondo Inmobiliario Colombia since October 2021.
(4)	The decrease in shareholding is due to the repurchase of outstanding stock carried out by the subsidiary during 2021.
(5)	The trust rights were assigned in June 2021.
(6)	Merger between the Banistmo S.A. (absorbing entity) and Financomer S.A. (absorbed entity) in November 2021.
(7)	Investments in non-operational stage.
(8)	On September 29, 2020, the Bank acquired 40% of the shareholdings of Grupo Agromercantil Holding (GAH), a company that owns the financial conglomerate Agromercantil of Guatemala.
(9)	Companies in voluntary liquidation.
(10)	On September 30, 2021, Mercom Bank Ltd. shareholder authorized the beginning of an organized and gradual process of transfer of the assets and liabilities of Mercom Bank Ltd., to Banco Agromercantil de Guatemala S.A. or other companies of the Bank. For further information, see Note 1. Reporting entity.
(11)	On October 05, 2020, the Board of Directors of Bancolombia Panamá (parent company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. The wind-down was expected to be completed before the end of the year 2021. For further information, see Note 1. Reporting entity.
(12)	Companies created by Valores Bancolombia S.A. Comisionista de Bolsa in October 2021. For further information see Note 1. Reporting entity.

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies, in order to prepare consolidated financial statements using uniform accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the parent company’s shareholders equity and profit or loss. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank’s balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.

The loan and financial leases originated by Banistmo and Bancolombia Panama are subject to prudential regulation in Panama by the Superintendencia de Bancos de Panamá (‘SBP´) requiring the maintenance of minimum reserves as a countercyclical capital buffer. In the second quarter of 2020, this regulation was suspended, through the General Resolution of the Board of Directors SBP-GJD-0007-2020, to provide financial relief to the banks. For the years ended as of December 31, 2021 and 2020, the reserves recognized amounted to COP 1,428,964 and COP 1,232,033. The establishment of these reserves restrict the ability of the aforementioned subsidiaries to pay dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

2.	Transactions between entities under common control

Combinations of entities under common control, i.e., transactions in which all the combining entities are under the control of the Bank both before and after the combination, and that control is not transitory, are outside the scope of the IFRS 3 Business combinations. Currently, there is no specific guidance for these transactions under IFRS, therefore, as permitted by IAS 8 Accounting policies, changes in accounting estimates and errors, the Bank has developed an accounting policy considering the pronouncements of other standard-setting bodies. The assets and liabilities recognized as a result of transactions between entities under common control are recognized at the carrying value of the acquirer’s financial statements. The Bank presents the net assets received prospectively from the date of the transfer.

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

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets. Impairment losses are recognized in net income and are calculated as the difference between the recoverable amount of the associate or joint venture, using the higher of its value in use and its fair value less costs of disposal, and its carrying value.

The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust or similar entities, and such investment is measured at fair value through profit or loss in that entity, the Bank may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the consolidated financial statements. This election is applied on an investment by investment basis.

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

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the consolidated statement of comprehensive income as “Unrealized gain/(loss) on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the consolidated statement of income as “Dividends and net income on equity investments”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank´s consolidated financial statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost.

The unrealized gain or loss of an associate or joint venture is presented in the consolidated statement of comprehensive income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s statement of comprehensive income.

The dividends received from the associate or joint venture reduce the investment carrying value.

When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the consolidated statement of income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.

For further information, please see Note 8. Investments in associates and joint ventures.

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

If the Bank acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, the Bank will apply all of the principles of IFRS 3. In this case, the Bank recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is tested for impairment at least annually.

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

5.	Fund’s administration

The Bank manages assets held in mutual funds and other forms of investment. Assets managed by the Bank’s subsidiaries and owned by third parties are not included in the consolidated financial statements unless control exists as structured entities.

The Bank consolidates the following funds:

		% of ownership	% of ownership	% of ownership	Assets managed
Name	Country	interest held by	interest held by	interest held by	December 31,	December 31,
		the Bank, 2021	the Bank, 2020	the Bank, 2019	2021	2020
Fondo de Capital Privado Fondo Inmobiliario Colombia (1)	Colombia	49.96%	49.96%	49.96%	4,415,509	4,128,801
Fideicomiso Lote Abelardo Castro (2)	Colombia	-	66.77%	66.77%	-	13,314
Fideicomiso Lote Distrito Vera B1B2 (3)	Colombia	66.49%	66.77%	66.77%	57,025	58,459
Fideicomiso Lote Distrito Vera B3B4 (3)	Colombia	66.49%	66.77%	66.77%	54,941	56,364
Banistmo Panamá Fondo de Inversión S.A.	Panama	100.00%	100.00%	100.00%	414,962	522,777
(1)	From 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition being met in accordance with IFRS 10. This equity securities are considered a business, because of their capacity to generate income. For further information, see Note 2. C. Consolidation.
(2)	Trust rights in P.A. Lote Abelardo Castro were transferred in June 2021.
(3)	The decrease in equity interest is due to the repurchase by the subsidiary Valores Simesa S.A. (parent company of Lote Distrito Vera B1B2 and B3B4), during 2021.

For all the aforementioned funds, the Bank participated in the design of the structured entity, makes operating and financial decisions on behalf of the funds and is exposed to variable returns such as dividends or returns paid in quarterly installments.

Commissions earned by the management of funds that are not consolidated are included in the consolidated statement of income as “Fees and commissions income”.

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

6.1. Significant non-controlling interest

FCP Fondo Inmobiliario Colombia

As of December 31, 2021 and 2020, the portion of non-controlling interest in the FCP Fondo Inmobiliario Colombia was 50.04%, which is considered a significant non-controlling interest for the Bank and its subsidiaries. The principal place of business of FCP Fondo Inmobiliario Colombia is Bogotá (Colombia).

During 2021 and 2020, returns were delivered to the non-controlling interest in quarterly installments due to the nature of its business, which mainly comprises a long- term investment in real estate which is considered a low-risk portfolio. The return delivered amounted to COP 64,717 and COP 43,297, as of December 31, 2021 and 2020, respectively.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, related to the FCP Fondo Inmobiliario Colombia:

	As of December 31, 2021	As of December 31, 2020
	In millions of COP
Assets	4,415,509	4,128,801
Liabilities	1,509,275	1,450,781
Net assets	2,906,234	2,678,020
	Year-Ended 2021	Year-Ended 2020	Year-Ended 2019
	In millions of COP
Condensed statement of income
Income
Valuation of investment properties	85,148	(8,251)	77,527
Valuation of trust rights	-	4	52,215
Rents	187,194	186,528	161,263
Profits of equity method investees	105,439	56,116	138,100
Other income	92,298	38,135	2,034
Total Income	470,079	272,532	431,139
Expenses
Interest on loans	(73,201)	(78,008)	(73,088)
Other administrative and general expenses	(212,385)	(141,430)	(170,374)
Total Expenses	(285,586)	(219,438)	(243,462)
Net Income	184,493	53,094	187,677
Condensed cash flow (1)
Net cash used in operating activities	(34,442)	(172,003)	(257,733)
Net cash provided by financing activities	21,882	235,214	256,787
Cash and cash equivalents at beginning of year	63,368	157	1,103
Cash and cash equivalents at end of year	50,808	63,368	157
(1)	Statement of cash flow corresponds to the FCP Fondo Inmobiliario Colombia without equity securities consolidated cash flow.

The information above represents the amounts before inter-company eliminations.

As of December 31, 2021, 2020 and 2019, the profit allocated to non-controlling interest amounted to COP 92,353, COP 26,599 and COP 93,946, respectively.

As of December 31, 2021, 2020 and 2019, the accumulated non-controlling interest of the FCP Fondo Inmobiliario Colombia amounted to COP 1,369,084, COP 1,340,317 and COP 1,250,131, respectively.

Grupo Agromercantil Holding S.A.

On February 28, 2020, the Bank announced that it received a notice from BAM Financial Corporation (‘BFC’), which held a non-controlling interest of 40.00% of the common stock of Grupo Agromercantil Holding (GAH), notifying the Bank of BFC’s decision to exercise a contractual put option for the sale of the GAH common stock held by BFC to Bancolombia Panama S.A. (the Bank’s subsidiary domiciled in Panama) in accordance with preexisting agreements. On September 29, 2020, regulatory authorizations were obtained to complete the acquisition of the remaining 40.00% of the shareholding of the GAH. With those authorizations, the acquisition of 100.00% of the operations was completed and GAH is no longer considered a significant non-controlling interest for the Bank and its subsidiaries. Therefore, in accordance with IFRS 10, changes in the parent’s ownership interest in the subsidiary are considered as equity transactions.

The following table summarizes the net income and cash flows for the year ended December 31, 2019 GAH:

Year-Ended 2019
In millions of COP
Condensed statement of income
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off-balance sheet credit instruments	218,536
Total fees and commission, net	132,845
Other operating income	68,288
Dividends received and equity method	668
Total operating income, net	420,337
Operating expenses	(478,133)
Income tax	19,367
Net income	(38,429)
Condensed cash flow
Net cash used in operating activities	(62,327)
Net cash provided by investing activities	273,604
Net cash used in financing activities	(26,926)
Translation adjustment	12,648
Cash and cash equivalents at beginning of year	1,500,647
Cash and cash equivalents at end of year	1,697,646
Other comprehensive income
Investments at fair value through OCI	(3,362)
Translation adjustment	9,281
Others	(8,093)
Total other comprehensive income	(2,174)

For the year 2021, there were no dividends declared, and for the year 2020 and 2019, the dividends received from Grupo Agromercantil amounted to COP 85,297 and COP 31,936, respectively.

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

Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in the consolidated statement of comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

3.	Foreign subsidiaries

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Bank´s presentation currency is translated into the presentation currency, as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position,
●	Income and expenses for each statement of income and statement of comprehensive income is translated at average exchange rates, and
●	All resulting exchange differences are recognized in other comprehensive income in translation adjustment reserve.

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

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert consolidated statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2021	December 31, 2020	December 31, 2019
Year-end exchange rate	3,981.16	3,432.50	3,277.14
Average rate for the period ended at	3,747.24	3,691.27	3,282.39

4.	Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at banks and the Central Bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4. Cash and cash equivalents.

5.	Security deposits

Security deposits are assets pledged as collateral that correspond to cash guarantees made by the Bank to other financial institutions. The carrying amount is increased when a margin call is issued or when it is necessary to increase the trading quota; conversely, it is decreased when the aim is to lower that quota. The security deposits are recognized as other assets in the consolidated statement of financial position at the amount paid in favor of the counterpart and these assets are subject to interest recognition. These assets are included in the consolidated statement of financial position as “Other assets, net”.

6.	Business combinations and goodwill

Business combinations are those transactions where an acquirer obtains control of a business (e.g., an acquisition or merger).

Business combinations are accounted for using the acquisition method as follows: a) identifiable acquired assets, liabilities and contingent liabilities assumed in the acquisition are recognized at fair value at the date of acquisition; b) acquisition costs are recognized in the consolidated statement of income as expenses in the periods in which the costs are incurred and the services are received; and c) goodwill is recognized as an asset in the consolidated statement of financial position or a gain from a bargain purchase.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Bank (if any).

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

Any contingent consideration in a business combination is classified as a liability or as equity and is recognized at fair value at the date of acquisition, the liability is remeasured at subsequent reporting dates in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, and the consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

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

On November 30, 2021, the Bank acquired control of Vlipco S.A.S., a company that provides technology services. For further details of this transaction, see Note 9.3. Business combination.

7.	Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

7.1.	Recognition of financial assets and liabilities

Financial assets and liabilities are recognized in the consolidated statement of financial position when the Bank becomes party to the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. The Bank uses settlement date accounting for regular way contracts when recording financial asset transactions.

7.2.	Offsetting of financial instruments

Financial assets and financial liabilities are reported on a net basis on the consolidated statement of financial position if and only if (i) there is currently a legally enforceable right to set off the recognized amounts and (ii) there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Bank does not offset income and expenses, unless required or permitted by an IFRS.

7.3.	Fair value of financial instruments

The fair value of all financial assets and liabilities is determined at the consolidated statement of financial position date, for recognition or disclosure in the notes to the consolidated financial statements.

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

In Note 30. Fair value of assets and liabilities, an analysis is provided of the fair values of financial instruments and non-financial assets and liabilities, including further details about the measurement of fair value, hierarchy levels and transfers between levels, if any.

7.4.	Financial assets

At initial recognition, the Bank measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Financial assets are then classified considering their subsequent measurement at fair value through profit or loss, fair value through OCI or amortized cost on the basis of the business model for managing the financial assets and the contractual cash flow characteristics of the instrument. In addition, for particular investments in equity instruments, in accordance with IFRS 9 Financial instruments, the Bank made the irrevocable election to present subsequent changes in fair value in other comprehensive income.

7.4.1 Money market operations

Interbank assets and interbank deposits

These are funds that the Bank lends to other financial institutions or borrows from the Central Bank and other financial institutions. The transactions in an asset position with maturity of up to ninety days are classified as cash equivalents, as long as they are not impacted by market fluctuations. The operations in an asset position with maturity greater than ninety days and all the operations in a liability position are measured at amortized cost and presented as “Other assets, net” or “Interbank deposits”, respectively, in the consolidated statement of financial position.

Repurchase agreements and other similar secured transactions

●	Asset Position

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

●	Liability Position

Liability position refers to transactions accounted for as collateralized borrowing in which the Bank sells debt securities with an agreement to repurchase them back from the buyer at a stated price plus interest at a specified date, not exceeding one year.

The securities sold under those agreements are not derecognized from the consolidated statement of financial position when the Bank substantially retains all of the risks and rewards of the securities. However, the securities are disclosed as pledged assets. The amounts received are initially recognized, at fair value, as a financial liability and subsequently measured at amortized cost. The difference between the sale value and the repurchase value is treated as interest expense and accrued over the life of the agreement by the effective interest rate method.

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

Securities at fair value through profit or loss

These are equity securities and debt securities that are not subsequently measured at amortized cost or at fair value through other comprehensive income. The difference between the current fair value and the immediately preceding fair value of the respective security is recorded as a higher or lower value of the asset, affecting the consolidated statement of income.

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

Changes in fair value of the investment are recognized in other comprehensive income, except for impairment gains or losses, interest income and foreign exchange gains or losses which are recognized in profit or loss. When the financial asset is written off, the accumulated gain or loss previously recognized in other comprehensive income is reclassified from equity to the consolidated statement of income. Interest income from these financial assets is recognized in the consolidated statement of income as “Interest and valuation on financial instruments” of the consolidated statement of income, using the effective interest rate method.

7.4.3 Equity instruments at fair value through other comprehensive income

The Bank has made an irrevocable election to present in other comprehensive income, subsequent changes in fair value of some equity instruments that are not held for trading. Dividends from this type of instrument are recognized in net income only when the entity’s right to receive payment of the dividend is established.

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

7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVTOCI’

7.4.5.1 Allowance for loans, advances and leases

As described in section E. Use of estimates and judgments, paragraph 1. Credit risk Impairment and Note 6. Loans and advances to customers, net, Management assessed the adequacy of the allowance for loan losses based on evaluations of the loan portfolio using objective and subjective criteria. As disclosed by Management, expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgements considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default with the inclusion of the prospective approach that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on the credit behavior and the future cash flows expected from the client.

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

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk	(Credit-impaired assets)
since initial recognition)
12-month expected credit losses	Lifetime expected credit losses	Lifetime expected credit losses

The expected loss is based on estimates of losses, including reasonable information about past events, current situations, and forecasts about future economic conditions.

The Bank has determined that the measurement of impairment of the loan portfolio and financial leasing operations can be made through a collective or individual assessment, in accordance with the amount of and characteristics of the loan.

Collective models include 12-months probability of default parameters (12-month PD), the lifetime probability of default (lifetime PD-when the loan is classified as stage 2), loss given default (LGD), and exposure at default (EAD) with the inclusion of the prospective approach. The individual analysis methodology is applied to significant exposures and includes the evaluation of weighted loss scenarios, considering the macroeconomic forecasts and the special conditions of each debtor for the future generation of the cash flow.

During 2021, some adjustments were implemented in the methodology to better estimate the ECL in the loan portfolio. In addition, the Bank recorded a general provision adjustment (Overlay) on the loans with relief granted as a consequence of the COVID-19 pandemic in Panama and Colombia.

The probability of default models were not updated with recent information, in order to exclude data from grace periods or extended terms granted in response to the pandemic; therefore, the models incorporate data up to February 2020.

These adjustments are explained in detail later.

Staging assessment

The staging assessment of a significant increase in credit risk can be classified in different stages:

●	Stage 1: Financial instruments that have not had a significant increase in credit risk since initial recognition, or that have low credit risk at the reporting date.
●	Stage 2: Financial instruments that have had a significant increase in credit risk since initial recognition (unless they have low credit risk at the reporting date), but that do not have objective evidence of impairment.
●	Stage 3: Financial assets that have objective evidence of impairment (OEI) at the reporting date.

For each of the stages, an expected credit loss (ECL) will be calculated which will include current and future conditions, both of the behavior of the portfolio and of different associated macroeconomic conditions. For stage 1, a 12-month ECL will be calculated which will acknowledge the expected credit losses that result from default events that are possible within 12 months after the reporting date, while for stage 2 and 3 a Lifetime ECL will be calculated which contains the expected credit losses that result from all possible default events over the expected life of the financial instrument.

Significant increase in risk

To establish whether an asset presents a significant increase in risk since the initial recognition, the Bank performs an assessment of quantitative and qualitative factors and reviews, for each portfolio, the rebuttable presumption of more than

30 days of default. The way in which the Bank determines whether the credit risk of financial instruments has increased significantly since the initial recognition is as follows:

Quantitative criteria

Lifetime PD assessment: The Bank has determined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. To measure this difference, two thresholds are defined:

●	Absolute threshold: Is the absolute difference between the value of the residual lifetime PD at the initial recognition and the current lifetime PD. This threshold determines the value from which a positive absolute variation identifies an increase in the risk of the instrument.
●	Relative threshold: It is a percentage variation between the value of the residual lifetime PD at the initial recognition and the current lifetime PD. This threshold determines the value from which a positive percentage variation identifies an increase in the instrument risk.

In the event the comparison of PD’s results in the surpassing of one threshold but not the other, it is not considered that there is a significant increase in the risk for the instrument.

If the instrument does not exceed the threshold, other qualitative criteria are assessed, which can identify a significant increase in credit risk even when the obligation is very close to expiration. These criterions are the following:

Qualitative criteria

●	The assets restructured by risk, where the client is experiencing financial difficulties, are classified in stage 2 and provisioned by lifetime expected credit loss until the instrument is canceled, or cured, or it is transferred to stage 3 because it fulfills the definition of default. The following table shows the cure period of the assets restructured by country:

Country	Portfolio	Months
	SME Commercial	36
Colombia	Corporate	Does not apply
	Mortgage	34
	Consumer	22
	Consumer	19
Panama	Commercial	Does not apply
	Mortgage	14
	Commercial	18
El Salvador	Consumer	18
	Mortgage	34

●	Clients on the watch list with medium risk level.
●	The Bank additionally reviews every six months if there are collective criteria for the migration of a group of clients to stage 2, for example, if a significant change has occurred from the commencement of a specific product or geographic region, or the occurrence of industry events, regulatory, market or any other, that is considered a significant event with impact on the generation of future cash flow of the customer's operation.

The Bank implemented the following measures in Staging assessment as a consequence of the reprofile of the loan’s repayment schedule due to COVID-19:

Measures applied in 2021:

In Colombia, some reliefs were provided until the month of August 2021, and for these clients the following measures were implemented:

1.	The clients that in 2020 were identified with medium or high risk and classified in stages 2 or 3 were reviewed again in 2021 at the AEC committee (Special Client Administration), and those which were identified with less risk returned to stage 1 or stage 2 in accordance with the new risk level.
2.	Clients who were given a relief in Colombia due to COVID-19 (similar to a restructuring), are classified in stage 2 for the following period of time:

Portfolio	Months
SME Commercial	12
Corporate	Client-to-client review
Mortgage	16
Consumer	12

3.	Clients with payment concessions cannot upgrade a stage for a period of 3 months after the payment concession ends.

In Panama, at the end of December 2021, massive relief continues, so the following adjustments are made to the stage classifications:

●	Consumer loan clients identified as unemployed or whose wages have decreased and have not made at least 3 payments because these payments are not still due, are classified in stage 2.
●	In the mortgage portfolio, clients with massive relief who have not made at least 3 payments are not still due, are classified in stage 2.
●	Consumer loan clients without a payment agreement and who have not made any payment are classified in stage 3.

Measures applied in 2020:

1.	Clients identified with greater risk through the implementation of expert models and crisis forums are classified in stage 2.
2.	Clients with payment modifications that in the last year were past due more than 30 days are classified in stage 2.
3.	Clients with payment concessions cannot upgrade a stage for a period of 3 months after the payment concession was granted.
4.	Clients identified as affected by their ability to pay due to COVID-19 are classified in stage 2.

Refutable presumption of more than 30 days of default

The Bank has reviewed for each portfolio the presumption of a significant increase in 30 days past due and finds historical evidence that there is a relationship between this presumption and default, except for Banistmo's mortgage portfolio, where the Bank has refuted the presumption. The basis for refuting this presumption in Banistmo is that there is reasonable and sustainable information that shows that when the contractual payments are more than 30 days past due, this does not represent a significant increase in the credit risk of a financial instrument, the main causes being:

●	Banistmo has a percentage of the mortgage portfolio that remains in the delinquency range of 31-60 days for operational issues due to the collection of checks (which generate a high operational burden), so that usual payment practice exceeds 30 days; in accordance with IFRS 9.B5.5.20, when a non-payment is an administrative oversight, instead of a financial difficulty of the borrower, this presumption may be refused.

●	There is no relationship between mortgages whose payments are past due for more than 30 days and default.

In accordance with the previous paragraph, the significant increase in credit risk for Banistmo's mortgage portfolio is defined at 60 days past due.

The following table show the participation for each of the stages and the distribution of stage 2 is detailed for the reasons that represent the significant increase in credit risk:

December 31, 2021

		Stage 2
Portfolio	Stage 1	Threshold	Watch list	Restructured **	More Than	COVID-19	Total	Stage 3
					30 Days*	Measures
Commercial	84.74%	37.67%	59.77%	1.00%	1.14%	0.42%	7.28%	7.98%
Consumer	86.36%	62.19%	0.65%	7.99%	13.75%	15.42%	8.52%	5.12%
Mortgage	83.76%	27.18%	0.50%	8.49%	8.42%	55.41%	12.67%	3.58%
Total Portfolio	84.95%	40.72%	32.73%	4.31%	5.66%	16.58%	8.39%	6.67%

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

The criteria applied by the Bank to determine if there is a breach are the following:

Quantitative criteria

●	Clients with at least one written off loan.
●	Clients who are 90 or more days past due.

Qualitative criteria

●	Clients in special states of restructuring or business reorganization and insolvency agreements.
●	Clients on the watchlist with high risk level.
●	The Bank also aligns all products of the same client to stage 3 when one of its obligations is in default.

Refutable presumption of more than 90 days of default

The Bank has reviewed for each portfolio the presumption of default in 90 days past due and finds historical evidence of high probability of loss at 90 days, except for Banistmo's mortgage portfolio, where the Bank has refuted the presumption. The basis for refuting this presumption is that there is historical evidence that shows that the default occurs at 180 days.

Measurement of expected credit losses by collective methodology

The quantification of the expected credit losses collectively is done according to the stage classification, the homogeneous groups defined in each type of portfolio and the client’s risk level.

The segmentation of homogeneous groups is carried out by type of client; for individuals it is grouped by product and for companies by industry segments defined from the sales level of the client.

Similarly, risk level is assigned based on the type of client. For individuals, the risk is measured using a behavioral scoring model for consumer products and a behavioral scoring for housing products; the function of these models is to rank the clients according to risk and thus have a better follow-up with them. Scoring is based on historical behavior and management variables for each one of the products. In Colombia, Guatemala and Panama, the rating system for the consumer portfolio is assessed using random forest methodology, which are mathematical models that allow a greater number of variables related to the client and that have more precise rating consistent with the level of risk. These methodologies have a fundamental role in the evaluation and monitoring of credit risk.

For companies, the level of risk is measured based on an internal rating model, which uses qualitative and quantitative variables as financial indicators of the client, with ranking on a scale between level 1 and 19. Also, involved in this process are qualification programs of the region, factors of the local market and the knowledge of the client in the market. In Colombia, a random forest methodology model is used for rating the SME portfolio; these are mathematical models which allow the use of a greater number of variables related to the client such as financial information, internal and external payment behavior, non- financial variables (such as: partners, seniority), sociodemographic and transactional information, imports, exports, among others, and have more precise rating consistent with the level of risk. These methodologies have a fundamental role in the evaluation and monitoring of credit risk.

The Bank implemented the following measures in the assignment of the score as a consequence of the reprofile of the loan’s repayment schedule due to COVID-19:

Measures applied in 2021:

1.	Minimum qualification for customers with modified loans continues for 4 months after relief ends.

Measures applied in 2020:

1.	Commercial clients are individually analyzed through crisis forums and the portfolio rating process carried out at the end of 2020.
2.	Minimum score for modified or restructured clients.
3.	Consumer loans with current relief at the end of 2021 are assigned the highest impairment rating between the current month and the rating before COVID-19 pandemic (February 2020).

For further details, please see Note 31. Risk management, section Description of Loans and Financial Leases.

To estimate the expected credit losses (ECL) under the collective methodology, the following formula is used:

ECL = Probability of Default * Loss Given Default * Esposure At Default

The factors are estimated using statistical models developed from internal historical information of the entity and then adjusted with forward-looking information as described below:

●	Probability of Default (PD): Estimated probability of occurrence of a default of an instrument. IFRS 9 proposes the specification of this parameter and its application according to the classification of stages 1, 2 and 3.
o	PD 12 months: The estimated probability of occurrence of a default in the next 12 months of the instrument’s life as of the date of analysis. The Bank defines the use of PD 12 months for current portfolio that does not present a significant increase in credit risk or any impairment evidence (portfolio classified in stage 1). To estimate the probability of default for 12 months, the Bank uses traditional techniques such as logistic regression, modeling the behavior of the portfolio by level of risk for each of the segments.
o	Lifetime PD: The estimated probability of occurrence of a default over the remaining life of an instrument, being dependent on the conditions of the product and the level of risk. The Bank defines the use of lifetime PD for portfolio with a significant increase in credit risk (portfolio classified in stage 2).

The Bank estimates this factor using survival models which propose a statistical analysis to quantify the survival rate of a portfolio for a given period. One of the advantages of the methodology is the inclusion of prepaid models.

The Bank made improvement in the stage 2 ECL assessment methodology to measure losses over the lifetime of the loan (Cox proportional hazards model, sometimes abbreviated Cox Model), which allow a better adjustment of the macroeconomic variables in the face of the COVID-19 situation.

o	PD stage 3: The customers evaluated by the collective methodology in stage 3 have an associated probability of default of 100.00%.
●	Loss Given Default (LGD): The severity of Loss Given Default is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is equal to (1 – Recovery Percentage), where the recovery percentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, the use of appraisals to determine the value of the collateral and time to repossession and recovery costs observed.

The Bank made adjustments in the LGD parameter (Loss Given Default) and the collateral methodology, in order to incorporate maintenance expenses of the collaterals foreclosed upon, implement a greater segregation of default bands and eliminate the loan portfolio historic data that were not representative of the current portfolio.

●	Exposure at Default (EAD): The exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), this is based on the contractual repayments owed by the borrower over a 12 month or lifetime basis.

For revolving products and those with available borrowing that is likely to be used in its entirety, the Exposure At Default (EAD) estimate considers the use of the CCF (risk conversion factor), in order to find a relationship corresponding to the used and unused component of the instrument. To estimate the expected credit losses (ECL), a component of probability of becoming loan is included.

To estimate the lifetime expected credit loss, the exposed balance is projected annually, taking into account the discount of contractual payments agreed with the client for each year. Cash flows are discounted at the effective interest rate or an approximation of it.

The Bank changed one of the assumptions used to measure the expected loss of stage 1. Where in the past, it was assumed that the loss occurs at the beginning of the year, as best practice it is now assumed that the loss occurs in the middle of the year.

Forward-looking information incorporated in the ECL models

To incorporate the prospective information to the factors defined for the estimation of the expected loss, the Bank uses methodologies that correlate the historical behavior of the portfolio with certain economic variables. The Bank uses projections based on three macro scenarios (base, pessimistic and optimistic); each scenario has a plausible probability of occurrence to evaluate the best estimate of the expected loss under possible future economic conditions.

To make the projections, the Corporate Economic Research team has defined a process for the generation of estimates under two perspectives: thematic and analytical.

●	Thematic Perspective: In the first instance, a series of external variables are defined, which are those whose values are established at a global level and in whose definition the idiosyncratic dynamics of the analyzed country have no incidence. As these are issues whose detailed study is beyond the scope of the Corporate Economic Research team, the Bank uses as reference the estimates made by external analysts.
●	Analytical Perspective: This consists in the compilation of the historical information for the most important economic and financial variables of the country. The information bases are compiled from official sources, which mostly correspond to official authorities, such as the Superintendency or Central Bank of each country. The Bank estimates forecasts based on time series models widely used in econometrics.

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

The Bank considers that a five (5) years projection horizon continues to be reasonable and that maintaining the fifth-year estimate for subsequent periods is a good approximation. This is based on the natural behavior of any statistical or econometric exercise of variable projection, in which the series tend towards a reversion to the mean or, in this case, to the long-term trend or equilibrium level. Then, in subsequent periods they remain there once the macroeconomic projections reach that steady state and only the materialization of a shock (unpredictable, so it is not possible to project when it will happen) would cause a deviation.

It is reasonable to think that in a period of 5 years, the macroeconomic variables projection would already be at a level very close to their equilibrium, since historically the maximum periods of consecutive deviation above or below the long-term trend (more or less 0.25 standard deviations of the variable) of the economic cycle (from the series of annual economic growth in the period 1972-2020) has been precisely a period of 5 years. With the current projections as of December 31, 2021, although the economic shock of the COVID-19 pandemic was of unprecedented magnitude, the subsequent economic recovery has also occurred at an unprecedented speed, so the scenario that incorporates the figures for the fifth year of the projection proposes records very close to the long-term levels of the variables and allows this assumption to remain valid.

Economic scenario weightings

To incorporate not only a perspective, but also to recognize the uncertainty surrounding the short and medium-term economic context that the country will experience, the projection work incorporates three scenarios: base, optimistic and pessimistic.

It is intended that each perspective contain reasonable expectations and that each has a relevant level of probability associated with it. In other words, we seek to formulate possible, not extreme, scenarios. Due to economic events and risks related to COVID-19, at the closure of 2020 the economic scenario weightings were as follows: base scenario with a weighting of 60.00%, pessimistic scenario with a weighting of 30.00%, and finally optimistic scenario with a weighting of 10.00%. In 2021, the scenarios are weighted as follows:

Country	Optimistic		Base		Pessimistic
	2020	2021	2020	2021	2020	2021
Colombia	10.00%	20.00%	60.00%	50.00%	30.00%	30.00%
Panama	10.00%	15.00%	60.00%	60.00%	30.00%	25.00%
El Salvador	10.00%	16.00%	60.00%	66.00%	30.00%	18.00%
Guatemala	10.00%	15.00%	60.00%	55.00%	30.00%	30.00%

The weight changes on the distribution of GDP growth forecasts are mainly based on the impact that the COVID-19 had throughout 2020 and 2021.

With the support of the Bank's transactional information, it was possible to recognize early the impact of the consecutive extensions of measures to contain the spread of the virus on the forecasts of GDP growth. Since the shock generated by the pandemic led to a severe deterioration of real and financial variables, probabilities assigned to economic scenarios were adjusted in order to incorporate a higher likelihood of negative outcomes.

However, at the end of 2021, economic conditions have improved substantially. Indeed, the recovery of productive activities has far exceeded the estimates made at the beginning of 2021. This has been possible thanks to the progress of vaccination plans, the deployment of monetary and fiscal stimulus measures, the rebound in private consumption, job recovery and the good performance of the financial sector. Thus, for 2021 the OECD estimates global GDP growth of 5.6%, while for Colombia the projection is 10%. Such figures would indicate that at the end of 2021, both the world economy and the Colombian economy would be larger than they were before the pandemic. In addition, the most recent perspectives suggest that from 2023 growth rates in the world would converge to the levels observed before COVID-19.

In accordance with the above, one of the main impacts on the provision is the update of the macroeconomic scenarios. The Bank implemented the following measures on the macroeconomic series generated by COVID-19.

Measures applied in 2021:

1.	On December 31, 2021 the moving averages explained below were eliminated.
2.	To mitigate excessively procyclical assumptions when determining the provisions caused by the volatility of the macroeconomic forecasts, the Bank used a temporary adjustment to the allowance as a single non-recurring event in the ECL measurement process associated with the mid-term macroeconomic forecasts stabilization in Colombia due to the smoothing of the macroeconomic variables. This analysis is based on the review of the strong contraction and recovery of macroeconomic variables during 2020 and 2021 and led to the constitution of COP 536,517 as an Overlay or additional provision which will be evaluated in the course of 2022.

Measures applied in 2020:

A moving average of the macroeconomic variables was performed by the Bank, following the recommendations made by the International Accounting Standards Board (IASB), in order to consider the guidelines issued by international regulators regarding the application of the IFRS 9 standard in the context of the COVID-19 pandemic as a means to mitigate excessively procyclical assumptions when determining the provisions caused by the volatility of the macroeconomic forecasts that result in the constitution of significant allowances for loans followed by releases of allowances for loans in comparable magnitudes.

The two forms of moving average used were a seven -and thirteen-month window centered on the month of analysis. Thus, the new softened economic series will be for each month the average of the previous three or six months, of the current month and that of the following three or six months. These moving averages levels will be denoted "3-1-3" and "6-1-6", respectively.

Below were the moving averages applied to each geography in:

●	Panama: 6-1-6 moving averages.
●	Colombia, El Salvador and Guatemala: 3-1-3 moving averages.

The following is a comparison of the main macroeconomic variable projected in each country, "GDP growth", used to estimate ECL as of December 31, 2021 and December 31, 2020:

As of December 31, 2021
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2021	10.40%	10.00%	9.60%	18.00%	16.00%	13.50%
2022	5.70%	4.00%	2.40%	7.50%	6.50%	4.50%
2023	5.30%	3.40%	1.50%	5.50%	4.50%	3.50%

As of December 31, 2021
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2021	7.10%	5.70%	4.40%	11.00%	9.50%	7.50%
2022	5.20%	4.30%	3.00%	4.30%	3.70%	2.80%
2023	4.00%	3.40%	2.30%	2.60%	2.30%	1.80%

As of December 31, 2020
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2020	(6.50)%	(7.40)%	(9.80)%	(17.70)%	(19.20)%	(21.70)%
2021	8.20%	5.70%	3.20%	10.00%	6.50%	2.90%
2022	5.50%	4.50%	4.00%	5.80%	4.80%	3.80%

As of December 31, 2020
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2020	(1.60)%	(2.90)%	(3.50)%	(6.00)%	(7.00)%	(8.20)%
2021	3.50%	3.00%	2.50%	4.40%	3.40%	2.60%
2022	4.00%	3.50%	2.80%	3.70%	3.00%	2.40%

Special methodologies applied in stage 3

Collateral methodology

For defaulted loans (stage 3) when it is determined that the fundamental source of collection of the loan is a guarantee, the amount of the loss is estimated as the balance owed minus the weighted net present value of the market value of the collateral, estimated through appraisals with an age no longer than one year, minus the costs of obtaining, maintaining and selling the collateral, and affected by several macroeconomic scenarios with an expected probability of occurrence that result in a weighted expected loss.

Individual methodology

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

Customers classified as individual methodology will be evaluated at least twice a year and, additionally, each time a relevant event occurs that reflects in significant changes in their level of risk and that leads to a change in the scenarios previously analyzed. The relevant events can be:

●	Significant changes in the value of the guarantee,
●	Expected or adverse changes in the business,
●	Potentially shocking regulatory changes for the business,

●	Changes they make in their commercial and operational dynamics, and
●	Significant amount of payments made by the client.

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

General provision (Overlay) on the loans with relief granted

At December 31, 2021 the Bank recorded in Panama and Colombia a general provision adjustment (Overlay) on the loans with relief granted as a consequence of the COVID-19. This overlay is a result of the application of the COVID-19 measures mentioned throughout the policy in the items “significant increase in risk” and “measurement of expected credit losses by collective methodology”.

●	In Panama the variables considered to establish the Overlay are:
o	Level of impact on the customer's ability to pay.
o	Number of payments made.
o	Contact level.

The Overlay in Panamá resulting from the application of the aforementioned rules amounted to COP 354,620 at December 31, 2021.

●	In Colombia the variables considered to establish the Overlay are:
o	Rating deterioration for the modified and restructured portfolio, according to the level of risk identified.
o	Migration of clients to stage 2 because an increase in risk is identified, although the obligation has a relief.

The Overlay in Colombia resulting from the application of the aforementioned rules amounted to COP 372,596 at December 31, 2021.

The other countries at the end of December 2021 do not present a portfolio with financial relief or constitution of Overlays.

7.4.5.2 Investment impairment

Investments are classified in stages according to the risk level (rating), as follows:

Stage 1:

●	Investments rated at investment grade.
●	Investments rated at speculation grade, if:
o	The current external rating is maintained or improved against the rating granted on the date of purchase.
o	If there is a rating deterioration, the deterioration is lower than the number of notches that signify a significant increase in risk.

Stage 2:

●	Investments that pass from an investment grade rating to speculation level.
●	If there is a rating deterioration, the deterioration is a number of notches that signify a significant increase in risk.

Stage 3:

●	Investments that are classified as default.

Significant increase in risk

Investments classified in stage 2 include those instruments that meet the corporate definition of a significant increase in risk. To establish whether a security has a significant increase in risk since the initial recognition, an assessment of the deterioration of the rating in the current date is made against the rating granted at the time of purchase; according to the origin classification there may be an increase with 1, 2 or 3 notches, as shown in the following table:

EXTERNAL RATING ORIGIN	SIGNIFICANT INCREASE
IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch

Measurement of expected losses:

[Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)

●	All instruments classified in stage 1 will be assigned a default probability for 12 months.
●	All instruments classified in stage 2 will be assigned a probability of default for the life of the instrument.
●	All instruments classified in stage 3 will be assigned a default probability of 100.00%.

To estimate the impairment of the instruments if the issue has an external rating, provision is made with the PD (Probability of default) of the external rating agency; if it does not have an external rating, it is determined from the internal rating model and the default probability of the portfolio.

In all cases, the LGD (Loss Given Default) is the parameter calculated by the external rating agency for the investment portfolio at the closure of December 2021 it corresponds to 65.80%.

7.4.6 Restructured and modified financial assets

A financial asset may be modified by changing the contractual terms due to financial difficulties of the debtor, or for other commercial reasons.

Restructuring

Loan restructuring is an alternative to achieve proper management of collection. The loan restructuring is implemented through amendments to the contractual terms, resulting in changes of rates and payment terms. However, at the time of restructuring, the Bank seeks to retain and enhance the collateral available if possible.

In a restructuring, real and personal property can be received as foreclosed assets in partial cancellation of the receivables. The terms are reviewed in each negotiation to determine if the client should continue in the portfolio and, if so, the terms to restore the business relationship after a certain time.

Restructuring due to a customer’s credit risk difficulties is typically assessed as a non-substantial modification and therefore does not lead to derecognition. When a financial asset is restructured, the difference between the original contractual cash flow and the new cash flow of the restructured asset discounted at the original effective interest rate is recognized as a gain or loss in the consolidated statement of income as “Interest income on loan and financial leases”, and the costs and fees are deferred and will be amortized by the remaining life of the modified asset.

Modifications

For other modifications that do not address credit risk, the Bank assesses whether the modification is substantial, given the fact that the changes in contractual terms differ substantially from the original contract, based on the analysis of qualitative variables (including returns based on profit sharing, guarantees, other collateral, or credit enhancements that significantly affect the credit risk profile associated with the loan, changes in currency and/or debtor) and quantitative assessments in some cases. When the modifications result in a derecognition, the renegotiated contract is a new loan and the impairment is evaluated in accordance with the Bank's risk policy, initially recognizing the loan in stage 1 and evaluating the significant increases in credit risk from the date of modification onwards. Likewise, the costs and fees are written off, which are recognized immediately in the consolidated statement of income. New credit-impaired loans purchased or originated are not recognized.

Modifications that do not result in derecognition are assessed as non-substantial modifications, and the carrying amount is recalculated as the present value of the modified contractual cash flows discounted at the original interest rate, recognizing the effect of modification in the consolidated statement of income as “Interest income on loans and financial leases”. Similarly, costs and fees are deferred and will be amortized for the remaining life of the modified asset.

For further information about the relief provided by the Bank to company and individual customers and the impact on provisions for impairment of financial assets, see section E. Use of estimates and judgments, paragraph 10. Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates, set out below and Note 31. Risk management.

7.4.7 Leases

7.4.7.1 The Bank as lessee

On entering a new lease contract, the Bank recognizes a right-of-use asset and a liability. Both the right-of-use asset and the lease liability are measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. Additionally, the right-of-use asset includes 1) the amount of the initial measurement of the lease liability; 2) lease payments made, or costs incurred by the lessee at or before the commencement date, less any lease incentives received; and 3) costs to be incurred in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the contract.

Subsequently, the Bank measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The Bank measures the lease liability by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect the lease payments made, and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability for each period.

The Bank does not recognize right of use assets and lease liabilities for 1) leases for a period of less than 12 months that do not contain a purchase option; and 2) leases in which the underlying asset is of low value. The lease payments related to these exemptions are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.

7.4.7.2 The Bank as lessor

The lease agreements entered into by the Bank are classified at the initial recognition as financial or operating leases.

The Bank classifies a lease as a financial lease when according to the agreement substantially all the inherent risks and benefits are transferred to the lessee. Financial leases are recognized as the sum of the minimum payments to be received and any unguaranteed residual value, discounted at the lease interest rate. Otherwise, the lease is classified as an operating lease, which is classified in the consolidated statement of financial position as premises and equipment or investment property. The initial direct costs incurred in the negotiation of an operating lease are added to the carrying value of the leased assets and recorded as a cost during the lease term on the same basis as the lease income. The contingent rents of the leases are recorded as income in the period in which they are obtained.

Among the risks transferred are the possibilities of losses through underutilization, technological obsolescence, decrease in profitability or changes in the economic environment. Among the benefits derived from the use are the expectation of profit over the economic life of the asset and eventually, the appreciation of the changes of its residual value or realization of the asset.

The following are indications of transfer of risk and rewards of ownership to the lessee:

●	The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset, upon termination of the lease.
●	The term of the lease covers most of the economic life of the asset, even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e., when the minimum lease term represents 75% or more of the economic life of the leased asset.
●	At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
●	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.

7.5. Financial liabilities

At initial recognition, the Bank measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the consolidated statement of income if the liabilities are measured at fair value.

Derivative liabilities are measured at fair value through profit and loss and the gains or losses of those liabilities are recognized in the consolidated statement of income for subsequent measurements. Non-derivative financial liabilities are measured at amortized cost using the effective interest rate. Interest expenses are recognized in the consolidated statement of income unless the financial liability is designated as at fair value through profit or loss, for which it is required to present the effects of changes in the liability’s credit risk in other comprehensive income.

7.5.1 Compound instruments

Compound financial instruments that are comprised of both a liability and equity component must be separated and accounted for separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument, considered as a whole, is the residual value assigned to the equity component. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period in accordance with the Bank’s bylaws.

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

Both financial guarantee contracts and loan commitments are initially recognized as liabilities at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Subsequently, liabilities are measured at the higher of the provision amount measured according to IFRS 9, and the amount initially recognized, less the accumulated amortization recognized according to IFRS 15 Revenue from contracts with customers.

Income derived from guarantees is recognized as fees and commission income in the consolidated statement of income over the term of the contract, in accordance with the method and frequency of commission’s payments.

7.6 Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Bank has transferred substantially all the risks and rewards of ownership, or when the Bank neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.

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

A financial liability is removed from the consolidated statement of financial position when it is extinguished, that is, when the obligation is discharged, cancelled or expired.

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

When it is determined that the instruments subject to debt exchange are not substantially different (based on the analysis of qualitative variables such as changes in currency or emission market, and quantitative assessments in some cases), the transaction is recognized as a debt modification. In this case, the amortized cost of the modified liability is adjusted to the present value of the estimated contractual cash flows which are discounted at the original effective interest rate of the financial instrument, and a gain or loss is recognized immediately in profit or loss. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability; its subsequent measurement continues at amortized cost. In debt exchanges where the new instrument is considered substantially different, the liability is derecognized against the consolidated statement of income, and a new financial liability arises.

7.6.1 Written-Off loan portfolio

Loans are written off when the Bank concludes there is no realistic expectation of recovery of the loans and receivables balances from a client or third party. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

Type	Length of delinquency
Consumer	180 days, 450 days for vehicles in GAH, 720 days for loans with mortgage guarantee in Banco Agricola and 1,080 days for loans with mortgage guarantee in Banistmo
Commercial	360 days
Small Business Loan	180 days, 1,080 days for loans with guarantee in Banistmo
Mortgage	1,080 days in Banistmo, 720 days in Banco Agrícola and 1,440 days in GAH

Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation and the probable recovery percentage given the existence or lack of collateral. When default conditions are present, it is initially necessary to evaluate whether the collateral that supports the loan generates a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the consolidated financial statements.

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

The Bank carries out derivative transactions to facilitate the business of clients related to the Management of their market and credit risk, managing the exposure in its own position to changes in interest rates and risks in exchange rates, or to obtain benefits from changes in valuations experienced by these instruments in the market. Derivatives are recognized and measured at fair value through profit or loss, unless such derivatives are designated as hedging instruments in cash flow hedges or as a hedge of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

7.7.1 Hedge accounting

Fair value hedges are used by the Bank, through its Panamanian subsidiary, Banistmo, to protect against changes in the fair value of investment securities that are attributable to interest rate variability. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification, as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.

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

The Bank discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective. When hedge accounting for a fair value hedge is terminated, the previous adjustments related to the changes in fair value of the hedged item are subsequently recorded in the consolidated statement of income in the same manner as other components of the carrying amount of that asset. When hedge accounting for a cash flow hedge is terminated, the accumulated gains and losses recorded in equity will be reclassified to the consolidated statement of income in the same period or periods during which the hedged expected future cash flows are realized.

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

Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recognized in the consolidated statement of income as interest and valuation on financial instruments. The change in fair value of the hedged item attributable to the hedged risk is included as part of the carrying value of the hedged item, and it is also recognized in the aforementioned item of the consolidated statement of income.

For fair value hedges that are related to items accounted for at amortized cost, the adjustments to the carrying value are amortized through the consolidated statement of income during the remaining term until their expiry.

The amortization of the effective interest rate shall begin as long as there is an adjustment to the carrying value of the hedged item and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment is based on a recalculated effective interest rate at the date amortization begins. If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the consolidated statement of income. If the hedge instrument expires or it is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the Bank discontinues prospectively the hedge accounting. For the items hedged at amortized cost, the difference between the carrying value of the item hedged at the termination of the hedge and the nominal value are amortized using the effective rate method during the time beyond the original terms of the hedge. If the hedged item is derecognized, the remaining value to amortize is recognized immediately in the consolidated statement of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.

Cash flow hedges are used mainly to manage the exposure to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on the consolidated statement of financial position or to a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income.

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

The Bank ceases hedge accounting when the hedging relationship ceases to meet the objective of managing the hedged risk when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized in other comprehensive income when the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

Hedges of a net investment in a foreign operation: In accordance with IFRS 9 and IFRIC 16 Hedges of a net investment in a foreign operation, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from currency translation of consolidated financial statements and goodwill of its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the parent company. The hedge accounting requires that the Bank accounts for the gain or loss derived from the foreign exchange differences related to the debt securities that are determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 Effects of changes in foreign exchange rates as detailed in 2. Transactions and balances in foreign currency.

7.8. Day one profit adjustment

If an asset has been acquired, or a liability has been assumed, in a market transaction, it might be assumed that the transaction price can be taken to be the fair value of the asset or the liability. However, the fair value of the financial asset or financial liability can be different from the transaction price at initial recognition. When the amounts are not equal, the asset or liability should be measured at fair value and the difference between the transaction price and fair value is required to be recognized as follows:

●	If the fair value is assessed as Level 1 based on the inputs or the valuation technique uses only data from observable markets, therefore Bank recognizes the difference as a gain or loss on initial recognition.
●	In all other circumstances, the Bank defers day one gain or loss recognition in the consolidated statement of income over the life of the transaction.

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

Asset group	Useful life range
Buildings	10 to 75 years
Furniture and fixtures (1)	5 to 20 years
Computer equipment	3 to 20 years
Equipment and machinery	3 to 40 years
Vehicles	3 to 6 years
(1)	Companies in El Salvador have a useful life range of 4 to 20 years.

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. When there is a significant change, the depreciation and the charge to the consolidated statement of income are adjusted based on the new estimation.

The Bank assesses at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. If there is any indication of impairment, the Bank estimates the recoverable amount of the assets and then recognizes the impairment loss in the consolidated statement of income.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recognized in the consolidated statement of income as “Impairment, depreciation and amortization”.

When the carrying value exceeds the recoverable value (the greater of fair value less the costs of sale and value in use), the carrying value is adjusted to its recoverable value, modifying the future charges for depreciation, according to its new remaining useful life.

In a similar way, when indications exist that the value of an asset has been recovered, reversal of an impairment loss is recognized immediately in the consolidated statement of income and consequently the future charges for the asset’s depreciation are adjusted. In any case, the reversal of the impairment loss of assets cannot increase it carrying value above the amount that it would have if impairment losses in previous periods had not been recognized.

For the purposes of assessing impairment, assets are grouped at the smallest identifiable group that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). The evaluation can be carried out at the individual asset level when the fair value less the cost of sale can be reliably determined and the value in use is estimated to be close to its fair value less costs to sell and fair value less costs to sell can be determined.

Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the consolidated statement of income as “Other administrative and general expenses”.

Gains and losses in the sale of premises and equipment are registered in the consolidated statement of income as “Other operating income” or “Other operating expenses”.

9. Investment properties

Land and buildings that the Bank holds to earn rentals or for capital appreciation or both rather than for their use in the supply of services or sale in the ordinary course of business are recognized as investment properties.

The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the consolidated statement of income as “Other operating expenses”.

After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the consolidated statement of financial position date and are valued by external experts using valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement cost. The gains and losses that arise from changes in the fair values of investment properties are included in the consolidated statement of income as “Other operating income”.

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

10. Intangible assets

An intangible asset is an identifiable non-monetary asset with no physical appearance. Separately acquired intangible assets are measured initially at their cost. The cost of intangible assets acquired in business combinations is their fair value at the date of acquisition. After the initial recognition, the intangible assets are accounted for at cost less any accumulated amortization and any accumulated impairment loss. The costs of internally generated intangible assets, excluding the costs from development that meet the recognition criteria, are not capitalized and the expense is reflected in the consolidated statement of income as it is incurred.

The useful lives of intangible assets are determined as finite or indefinite. The intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are accounted for when changing the period or amortization method, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the consolidated statement of income. The useful lives of the intangible assets with finite life ranges between 1 and 10 years.

When intangible assets with finite useful life are written-off, the expected future economic benefits period is reduced to increase the amount of amortization, resulting in the derecognition of the intangible asset in a shorter period than initially estimated.

The Bank assesses annually its intangible assets with finite life in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses.

Intangible assets with indefinite useful lives are not subject to amortization but are periodically tested to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being supportable. In the event that the assessment was not valid, the change from indefinite useful life to finite useful life is recognized prospectively.

The gain or loss that arises when an intangible asset is derecognized is measured as the difference between the disposal value and the carrying value of the asset and is recognized in the consolidated statement of income.

The Bank’s intangible assets comprise mainly intangibles of finite useful life: licenses, software and computer applications, customer relationships and trademarks (See Note 9. Goodwill and intangible assets, net). Intangibles of indefinite useful life include Goodwill.

For further information on the effects of the COVID-19 pandemic, see section E. Use of estimates and judgments, paragraph 10. Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates, set out below.

On November 30, 2021, the Bank acquired control of Vlipco S.A.S., a company that provides technology services, and as a result of this transaction an intangible asset was recognized corresponding to entity's software developments. For further details of this transaction, see Note 9.3. Business combination.

10.1 Research and development costs

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

In the consolidated statement of financial position, the related capitalized costs are recorded at cost less accumulated depreciation and accumulated impairment losses.

Costs are capitalized during the application development stage and amortized on a straight-line basis from the beginning of the production stage over the period of expected future economic benefits. During the development period, the asset is subjected to impairment testing at least annually to determine if impairment indications exist. The research and development costs that do not qualify for capitalization are recorded as expenses in the consolidated statement of income of the period (see item 13. Impairment of non-financial assets and cash-generating units and goodwill, set below).

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

The carrying value of returned property is measured at the lower of cost and net realizable value (NRV). The net realizable value is the estimated selling price in the ordinary course of business less estimated costs to sell. The adjustment in the carrying value to reflect the NRV is recognized in the consolidated statement of income for the period in which the goods are returned. The value of any reversion that comes from an increase in the NRV in which the increase occurs is recognized as a lower expense in the period.

Other new inventories are measured initially at acquisition cost which comprises the sum of the purchase price, the import costs (if applicable), the non-recoverable taxes paid, the storage, the transport costs, and other attributable or necessary costs for their acquisition, less discounts, reductions or similar items. Those inventories do not include selling costs.

The Bank must review the NRV of its inventories at least annually or whenever necessary if indicated by market conditions. Any write-down adjustment must be recognized directly in the consolidated statement of income.

12.  Assets held for sale and discontinued operations

A non-current asset or a disposal group of assets are classified as held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets or groups of assets are shown separately in the consolidated statement of financial position at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification.

The held for sale condition is met if the assets or group of assets are available, in their current condition, for immediate sale and the sale transaction is highly probable and is expected to be completed within the year following the date of classification.

The Bank performs the measurement of the assets held for sale at the consolidated statement of financial position date. However, these assets are evaluated quarterly if impairment indicators exist that imply review of the carrying value recorded in the accounts. If those indications are identified, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset as “Impairment, depreciation and amortization” in the consolidated statement of income.

Gains and losses in the sale of premises and equipment are recognized in the consolidated statement of income as “Other operating income” or “Other operating expenses”.

A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Income and expenses coming from a discontinued operation must be disclosed separately from those coming from continued operations, in a single item after the income tax, in the consolidated statement of income of the current period and comparatively with previous period even though the Bank retains a non-controlling interest in the subsidiary after the sale.

Management has developed quantitative thresholds such as “rules of thumb” to determine the materiality of major line of business. In the absence of particular standards, a line of business below the threshold of 5% of net assets in the consolidated statement of financial position is not considered material.

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

The amount of impairment losses recognized in net income during the period are included in the consolidated statement of income as “Impairment, depreciation and amortization”.

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

There is evidence of impairment when these group of assets remain in the consolidated statement of financial position for a period of time exceeding one year from the reception date, without buyer having been found, despite the Bank’s ongoing efforts to sell them (even adjusting the selling price).

Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable" and a complete impairment is carried out.

15.  Employee benefits

15.1 Short term benefits

The Bank grants to its employees short-term benefits such as bonuses based on added value to clients and the Bank’s results (which was suspended for the year 2020), salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 19. Employee benefit plans.

15.2 Other long-term employee benefits

The Bank grants to its employees seniority bonuses as long-term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. These benefits are projected up to the date of payment and are discounted through the projected unit credit method. The cost of long-term employee benefits is allocated across the period from the time the employee was hired by the Bank and the expected date of obtaining the benefit.

15.3 Pensions and other post-employment benefits

-	Defined contribution plans

The Bank makes monthly contributions to pension funds, due to legal requirements and it has no legal obligation to pay further contributions.

The Bank recognizes contributions in the consolidated statement of income once the contribution is accrued. Any contributions unpaid at the consolidated statement of financial position date are included as a liability.

-	Defined benefit plans

These are post-employment benefit plans in which the Bank has the legal or constructive obligation to take responsibility for the payments of benefits that have been agreed, for example, severance obligation, retirement pension premium plan and senior management pension plan premium and pension plan. The Bank makes an actuarial valuation based on the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country, related to the characteristics and the benefit flows weighted average, to discount such obligation.

16.  Provisions, contingent liabilities and contingent assets

Provisions are recorded when the Bank has a present obligation (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, which for Colombia is the interest rate on treasury bonds (TES)1. The corresponding expense of any provision is recorded in the consolidated statement of income, as a provision, net of all expected reimbursement. The increase of the provision due to the time value of money is recognized as a financial expense.

The amounts recognized in the consolidated statement of financial position, correspond mainly to:

-	Provisions for loan commitments and financial guarantee contracts; and
-	Provisions for legal proceedings, classified as probable to be decided against the Bank.

Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, or present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the consolidated statement of financial position, but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, are not recognized in the consolidated statement of financial position; instead, these are disclosed as contingent assets where an inflow of economic benefits is probable. When the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.

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

1 The interest rate of treasury bonds (TES), representative of the nation's public debt.

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

The Bank evaluates the contracts and commitments established with customers, identifying compliance with the five steps established in IFRS 15 as follows:

1.	Identifying the contract: The parties’ rights, payment conditions, evaluation of the commercial basis and characteristics of the consideration are identified, and the Bank evaluates if there are modifications or combinations that apply.
2.	Identifying performance obligations: The Bank evaluates the commitments included in the entity's contracts to identify when the customer makes use of the service and whether the obligations are identifiable separately.
3.	Determining the transaction price: The characteristics of the amounts for which the agreed services were exchanged are reviewed in the Bank's contracts, to estimate the effect of variable consideration in kind, or others payable to the customer.
4.	Allocating the transaction price to performance obligations: In the evaluation of prices under the Bank's contracts, these are allocated individually to the services provided by the Bank, even for products where there are packaged commitments.
5.	Satisfaction of performance obligations: The obligations established in contracts with customers are satisfied when the control of the service is transferred to the customer and the recognition is performed as established in IFRS 15, over time or at a point in time.

The Bank satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a)	The Bank's performance does not create an asset with an alternative use for the entity, and it has an enforceable right to receive payment for the performance completed to date.
b)	The Bank's performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and consumes the benefits provided by the Bank’s performance as the Bank performs.

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

A contract asset is the right of the Bank to receive a payment in exchange for goods or services that the Bank has transferred to a customer, when that right is dependent on something other than the passage of time (for example, billing or delivery of other elements part of the contract). The Bank recognizes the contractual assets as current assets, as they are expected to be realized within the normal operating cycle.

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

Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when the Bank is an agent. The Bank recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts and after eliminating inter-group sales. The Bank evaluates its revenue categories based on specific criteria to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is probable that economic benefits will flow to the Bank and it is possible to reliably measure the related revenues and costs.

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

For debt securities at fair value, gains and losses arising from changes in fair value are included in the consolidated statement of income as “Interest and valuation on financial instruments”.

18.2.  Fees and commission income

The Bank charges fees for the services it provides to its customers. Fee income can be divided into the following three categories:

Income from fees that are an integral part of the effective interest rate of a financial instrument

Commissions for loan commitments that have a high probability of being used are deferred (together with any incremental cost) via the effective interest rate, once the loan is granted (in accordance with section 18.1). If the commitment expires and no loan is made, the fee is recognized as income at the time of termination.

The opening fees received for the issuance of a financial liability measured at amortized cost are included in the effective interest rate of the financial instrument and its recognition as income is generated during the estimated life of the asset.

Income from fees obtained from the services that are provided during a certain period of time

These payments include income from commissions and asset management, custody and other administration and advisory commissions. In loan commitments, when it is not possible to demonstrate the probability that a loan will be used, the opening fees of the loan are recognized in the consolidated statement of income as revenue from ordinary activities, in accordance with IFRS 15, and are recognized based on the past due and the frequency of fee payment.

Income from the provision of services

Fees arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses, are recognized at the closing of the underlying transaction. Commissions or fee components that are linked to a specified performance are recognized after the corresponding criteria are met.

18.3.  Dividend revenue

For the investments that are not associates or joint ventures, dividends are recognized when the right to payment of the Bank is established, which is generally when the shareholders declare the dividend. These are included in the consolidated statement of income as dividends received and share of profits of equity method investees.

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

Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 Income tax and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of each of the countries where the Bank has operations.

Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized, except when the Bank is able to control the period in which the deductible temporary difference is reverted, and it is likely that the temporary difference will not be reverted in the foreseeable future.

Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that the Bank will have sufficient taxable income in the future that allows it to be recovered based on the stand-alone entity expected cash flow forecast for the next three years.

Tax credit from fiscal losses and surplus amounts from the presumptive income on the net income are recognized as a deferred asset, provided that it is likely that the Bank will generate future net income to allow their offset.

The deferred tax is recorded as debit or credit according to the result of each of the companies that form the Bank, and for the purpose of disclosure on the consolidated statement of financial position it is disclosed as net.

The deferred tax expense is recognized in the consolidated statement of income under the heading “Income tax”, except when referring to amounts directly recognized in OCI (Other Comprehensive Income).

Regulatory changes in tax laws and in tax rates are recognized in the consolidated statement of income under the heading “Income Tax” in the period when such rule becomes enforceable. Interest and fines are recognized in the consolidated statement of income under the other administrative and general expenses.

The Bank periodically assesses the tax positions adopted in tax returns, and, according to the results of the tax audits conducted by the tax authorities, determines possible tax outcomes provided it has a present obligation and it is more likely than not that the Bank will have to dispose of the economic resources to cancel the obligation, and the Bank can make an accurate estimate of the amount of the obligation. The recorded sums are based on the estimated fair amount that is expected to cover the amount expected to be paid in the future. In 2021, the value of the uncertain tax position in Colombia was recovered, considering that the tax returns on which it was based were final in the course of the same year and no glosses were received from the Dirección de Impuestos y Aduanas Nacionales ('DIAN') on these aspects.

Revisions of tax returns must be documented, as well as any uncertain tax positions that are taken in them. For further information about deferred tax considerations derived from the last Colombian tax reform (Law 2155 of 2021), see Note 12. Income Tax.

Transfer pricing policy

The Bank has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The policy takes into account the regulation for the parent company provided for in the Organic Statute of the Financial System (article 119, numeral 4) which in relation to the autonomy of the subsidiaries states that: The activity of the subsidiaries of entities subject to the control and supervision of the SFC must be carried out in conditions of independence and administrative autonomy, so that they have sufficient decision-making capacity to carry out the operations that constitute their object.

The Bank recognizes arm’s length operations with economic links. These operations are documented and reported to the tax Administration according to the last evaluation date corresponding to the previous year. Therefore, the income tax returns for 2020 and 2019, filed in 2021 and 2020, were adjusted for amount of COP 5,207 and COP 11,198, respectively.

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

The preparation of consolidated financial statements requires Bank's Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

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

As disclosed by Management and described in section D. Significant Accounting Policies, paragraph 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVTOCI’, expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the prospective approach that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the future cash flows expected from the client.

Expected credit losses (‘ECL’) are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current situation and reasonable and supportable forecasts of future economic conditions. The impact of COVID-19 has increased the uncertainty around ECL impairment calculations and has required Management to make additional judgements and accounting estimates that affect the reported amount of assets and level of expenses regarding provisions. For further information, see section 10. Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates, set out below.

The estimation of impairment charges is a critical accounting policy because of the significance of this line item, the sensitivity of the charges to changes in assumptions about future events (behavior of the expected macroeconomic variables), weighting of macroeconomic scenarios, uncertainty about the COVID-19 effects and other somewhat subjective judgments that are incorporated in the individual credit loss models.

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

The main factors considered in collective estimations of credit losses are the definition of significant increase in credit risk, definition of default, collateral values, loan maturity and macroeconomic forecast of variables such as unemployment, GDP, interest rates, among others. It is also important to consider any other variable that could influence a client´s willingness to pay.

In addition, individual credit loss models consider assumptions on how the financial performance and future cash flow of a client could be affected, the client’s expected future operational and commercial activity, the capacity to generate sufficient cash to pay debt obligations and trends and regulatory changes in the economic sector in which the client operates, changes in the collateral value, weighting of the scenarios used, as well as other internal or external factors.

Given the inherent uncertainties and the high level of subjectivity involved in the assessment of three following factors, it is possible that the outcomes in the next financial year could differ from the expectations on which Management’s estimates are based:

●	Exposure at default: The exposed balance of assets to the current capital balance, interest, and receivable accounts. In the case of products whose nature is revolving and that have an available borrowing that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter includes an estimation of the use of those products after the client’s default.

●	Probability of default (PD): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of 12 months. This is linked to the rating/scoring of each debtor/operation.
●	Loss given default (LGD): This is defined as the economic impairment that the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation. This parameter has been assessed as a critical estimate due to the effects caused by COVID-19 in the real economy. For further information, see section 10. Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates, set out below.

Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank’s Chief Risk Officer (CRO) on a regular basis, using robust validation procedures in order to assure a reasonable coverage of effective losses. This process enables Management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations. Internal controls, data governance standards and approval processes, have been implemented by the Bank to make estimations more accurate.

For further details, please see Note 2. Significant accounting policies, section 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVOCI’.

2.	Impairment testing of cash generating units (‘CGU’), including goodwill

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments of the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 9. Goodwill and intangible assets, net, for further information related to carrying amount, valuation methodologies, key assumptions, sensitivities and the allocation of goodwill. Having considered the extraordinary uncertainty created by COVID-19 and its potential impact on the carrying value of goodwill, Management performed multiple weighted scenarios for assessing the expected future cash flows for each CGU taking into consideration the impact of COVID-19. For further information, see section 10. Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates, set out below.

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

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 12. Income tax.

4.	Provisions and contingent liabilities

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on Management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the consolidated statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and their carrying amounts, see Note 21. Provisions and contingent liabilities.

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

The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determine the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

When developing fair value measurements, the Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value. Internal models used to determine fair value are validated in accordance with the Bank’s policies by an internal model validation group. Additionally, the Bank uses third-party pricing services to obtain fair values, which are used to either record the price of an instrument or to corroborate internally developed prices. Third-party price validation procedures are performed over the reasonableness of the fair value measurements.

For further details regarding carrying amount and sensitivity disclosures, please see Note 30. Fair value of assets and liabilities.

The impact of COVID-19 on markets and financial instrument valuations were not a significant impact on the value of financial assets such as debt securities, equities, etc. For further information, see section 10. Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates, set out below.

6.	Measurement of Employee benefits

The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the consolidated financial statements, among others, due to changes in economic and demographic assumptions and significant events. As of December 31, 2021, an improvement in the actuarial valuation methodology of the post-employment and long-term benefit plans was presented, in order to include typified discount rates by each benefit plan, with the objective of presenting more relevant information on the value of these plans in the consolidated financial statements. For further information, see Note 19. Employee benefit plans.

7.	Transaction price determination

With respect to contracts with the Bank’s customers, for the determination of the transaction price, the Bank allocates to each one of the performance obligations under the contract the price which represents the value expected to be received in respect of each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. The bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price.

8.	Leases

The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. In the Bank’s case, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. The Bank performs analysis taking into account the currency, lease term, economic environment and class of underlying assets, as to determine the weighted average lessee’s incremental borrowing rate. During the lockdowns that took place in 2021 and 2020 to stem the COVID-19 pandemic, the Bank did not receive substantial rent concessions as lessee in the payment terms of its lease contracts. For further information, see section 10. Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates, set out below.

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

Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations, and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 12. Income tax.

10.	Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates

The progressive return to a normal economic and social environment has been the predominant factor as of December 31, 2021, despite the contagiousness of the omicron variant, positively impacting productive activity in Colombia and in the other countries where the Bank operates, as well as the future economy performance expectations. However, the Bank continues to assess the application of additional prudential measures to evaluate (a) whether uncertainties arose as to the ability to continue generating revenues from contracts with customers and commissions, (b) going concern considerations in relation to liquidity, regulatory capital requirements and concentrations of market risk, (c) whether fair value adjustments were necessary for financial instruments, (d) the measurement of the impact of changes in loan terms agreed with customers, (e) whether a significant increase in credit risk (SICR) has occurred for its financial assets, and (f) any potential impact on the carrying value of goodwill and non-financial assets, among others:

* Relevant uncertainties or analysis regarding the ability to continue generating revenues from contracts with customers and commissions: Management assessed the estimates of variable consideration to determine the amount of income expected to be generated from its commission contracts, taking into account that the uncertainties relating to the coronavirus pandemic could result in modification to contracts with customers or reassessments whether it is probable that the Bank will collect substantially all the consideration to which is entitled. As of December 31, 2021 and 2020, the Bank has concluded that there were no significant impacts on its ability to collect the amount that reflects the consideration to which the Bank expects to be entitled in exchange for providing financial services despite the detrimental impact upon the economy due to the COVID-19 pandemic.

* Assessment of changes in business strategies and business model: Management has not made changes, or considered making significant changes in business strategy, which would lead to any significant impact on the Bank’s ability to continue as a business or affect the classification and valuation of its assets and liabilities. Considering the Bank’s objective of supporting its clients during the months of the coronavirus pandemic, the Bank offered relief and support programs which are detailed below under the assessment of changes in credit conditions, in section E. Use of judgments and estimates. Furthermore, Management has concluded that temporary disruption of general economic activities did not result in diminishing demand for financial products or services offered by the Bank and has not resulted in any material uncertainty about the Bank’s liquidity and solvency, due to the coronavirus pandemic as of December 31, 2021 and 2020. For further information, see Note 31. Risk management.

* Assessment of significant changes in fair value measurements of financial instruments: Management has determined as of the end of the reporting period of these consolidated financial statements that the fair value measurements of financial instruments reflect market participants’ expectations and market data at the measurement date under current market conditions, ensuring that observable market data were incorporated even if the price fluctuations are considered temporary due to the coronavirus pandemic. Furthermore, for fair value measurements based on unobservable inputs (level 3), Management has ensured that the unobservable inputs used reflect how market participants would incorporate the effect of the coronavirus pandemic in their expectations of future cash flows, discount rates and other significant valuation inputs related to the asset or liability at the reporting date, if any, so that all fluctuations in current market conditions have been considered in the fair value hierarchy of valuation and disclosures, as shown in Note 30. Fair value of assets and liabilities. During 2021 and 2020, the valuation restatements on fair value of financial instruments were recognized in the consolidated statement of income and the consolidated statement of comprehensive income, given the improvement in the financial markets due to the return to a normal epidemiological environment during 2021 and the contraction experienced in the financial markets due to the COVID-19 outbreak and uncertainty generated by the measures taken by governments to contain the pandemic during 2020, without generating a significant impact on the consolidated financial statements. For further information, see Note 5. Financial assets investments and derivatives.

* Assessment of changes in credit conditions: Measures taken to contain the virus have affected economic activity and, as a result, some governments in the countries where the Bank operates have requested private banks to make more flexible principal payments, reductions in interest rates and certain other concessions. In this regard, the Bank adopted special temporary measures in Colombia, El Salvador, Guatemala and Panama, to support our customers who took a payment holiday and help them resume payment during this extraordinary situation.

Furthermore, in order to provide an economic relief to customers whose ability to pay had been affected by the COVID-19 situation, in June 2021 the Superintendencia de Bancos de Panamá (‘SPB’) issued agreement number 002-2021 and the General Resolutions of the Board of Directors SBP-GJD-0003-2021 and SBP-GJD-0004-2021, which established guidelines for credit and counterparty risk management of modified loans, granted new loan restructurings as of July 01, 2021 and until September 30, 2021, based on the debtor's payment capacity, financial viability and each bank’s policies, and also established the mechanisms for reporting this portfolio to the SBP. These regulatory changes represented an extension of general relief law in force since 2020. In Colombia, the SFC had established a debtor support programme (‘PAD’) applicable until August 31, 2021, however, Bancolombia S.A. continues to offer concessions and relief to its customers under similar conditions to those established by the PAD, although not limited to those affecting customer’s income or payment capacity as a direct consequence of the COVID-19 situation. In Banco Agrícola S.A., in accordance with the expectation of economic recovery and the degree to which the customer was affected by the pandemic, special concessions were granted until September 30, 2021.

Until September 30, 2021, the Bank maintained a program to support customers in accordance with each customer’s individual situation to help them to resume payments by means of the modification of loan terms when the debtors have been financially affected due to the COVID-19 pandemic. Therefore, the Bank established a segmentation of clients in specific groups based on their capability to resume payments (customers will be in a position to resume payments once the payment holiday arrangements expire and those who might need additional short or longer term support), for which the entity offers: i) reduction in the installment amounts without increasing the initially agreed interest rate and ii) periods of payment holidays or additional extensions of time. Some of these reliefs continue to be granted, as a way of accommodating customers who have difficulties in meeting their credit obligations.

In this regard, Management has evaluated each of these relief efforts and granted and applied the corresponding judgment to assess, in each case, whether a modification is considered “substantial” or “non-substantial”. Therefore, the Bank has an accounting policy of applying the “10% test” for modified loans. Consequently, the terms are substantially different if the net present value of the cash flows under the new terms (including any fees paid net of any fees received) discounted using the original effective interest rate (‘EIR´), is at least 10 percent different from the net present value of the remaining cash flows of the original financial asset. If the relief results in a substantial modification, the financial asset should be derecognized. When the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of that financial asset, the Bank adjusts the gross carrying amount of the existing loan to reflect the revised estimated cash flow payments discounted using the original EIR. The adjustment is recognized as a modification gain or loss in accordance with IFRS 9:5.4.3. The adjustment is recognized in the consolidated statement of income under the line "Interest income on loans and financial leases".

The aforementioned relief provided by the Bank to company and individual customers in some cases resulted in the renegotiation of the contractual terms. The impact of the relief provided to clients due to the holiday payments and loan modification amounted to COP 53,745 as of December 31, 2021 and was recognized as a higher value in the line “Interest income on loans and financial leases” of the consolidated statement of income and amounted to COP 150,958 as a lower value in the same line of the consolidated statement of income as of December 31, 2020.

* Credit risk impairment assessment: The Bank faced important challenges relating to selecting appropriate assumptions to assess and develop reliable estimates required by the expected loss models (ECL) due to the level of uncertainty derived from the current situation and the radical change in economic forecasts in all the countries where the Bank operates. Indeed, default probability models incorporate between five and seven years of history for their estimates, which have been historically characterized by good performance of most of the indicators in the countries where the Bank operates. These indicators were characterized by stable, although moderate, growth in Gross Domestic Product (GDP), contained inflation and stable or decreasing unemployment. However, the macroeconomic projections for all the regions where the Bank operates included a rapid contraction of GDP by 2020 and then a sharp recovery in 2021.

For 2021, the Bank updated its macroeconomic projections for all the countries in which it operates. This update considered the applicable government’s measures announced for each country to support the economy. To the extent that the severity of the economic downturn depends on the actions taken by governments, different probabilities of occurrence have been assigned to the base, pessimistic and optimistic scenarios. These probabilities, which reflect the expectations that the Bank has set for the future macroeconomic conditions, have been updated using the best available and reliable information based on past events, current conditions, and forecasts, in order to identify the increase in risk of debtors and to incorporate the economic perspectives in the expected loss models.

In order to mitigate excessively procyclical assumptions when determining the provisions caused by the volatility of the macroeconomic forecasts which induce significant constitution of provisions followed by releases of comparable magnitudes and given the high uncertainty associated with the economic behavior due to COVID-19, to measure forward-looking effects, the Bank used a temporary adjustment to the allowance in the form of an Overlay as a single non-recurring event into the ECL measurement process associated with the mid-term macroeconomic forecasts stabilization in Colombia due to the smoothing of the macroeconomic variables.

In addition, the Bank made the following improvements to the methodologies used for the accounting for expected credit losses:

●	Improvement in the stage 2 ECL assessment methodology to measure losses over the lifetime of the loan (Cox proportional hazards model, sometimes abbreviated Cox model), which allow a better adjustment of the macroeconomic variables in the face of the situation due to COVID-19.
●	Mid-term macroeconomic forecasts stabilization in Colombia due to the smoothing of the macroeconomic variables.
●	Change in one of the assumptions used to measure the expected loss of stage 1; while in the past, it was assumed that the loss occurs at the beginning of the year, as best practice it is now assumed that the loss occurs in the middle of the year.
●	Adjustments in the LGD parameter (Loss Given Default) and the collateral methodology, in order to incorporate external direct expenses and maintenance expenses of the collaterals received in payment, improve to a greater segregation of default bands and eliminate data that are not representative of the current portfolio.

These methodological improvements generated a Reversal of provision for credit losses of COP 383,790 as of December 2021.

On the other hand, the government support measures put into place in the countries in which the Bank operates may vary from jurisdiction to jurisdiction and it remains unclear how these will evolve and how they might impede the decrease in the risk deterioration metrics of our customers. For example, the governmental support measures may negatively impact the identification of customers that are in a difficult financial situation but that are not reaching the level of default to be considered customers with a significant risk increase, or at the default height of arrears.

To identify the increase in risk of debtors for which financial relief was granted, the Bank has added a Management Overlay adjustment, which is applied in countries where there was still a massive relief population, which allows for estimating the portfolio risk and reflects a level of expected credit losses in accordance with the current situation in the portfolio once the aforementioned relief efforts expire. In some cases, this loss allowance is recorded globally given the uncertainty in the portfolio subject to payment deferrals (Banistmo), where the Overlays were generated on populations identified as high risk (unemployed, uncontacted customers and decrease in income); in other cases, it was possible to incorporate the Overlay client by client (Colombia), either because they were identified through direct contact or by expert models, which allow increasing the risk rating and/or stage impairment.

The estimated Overlay considered by the Bank as of December 31, 2021, was COP 727,216. The Overlays will be released to the extent that the client presents good payment behavior or used in cases where the client does not comply with the agreement and consequently defaults.

* Impairment of non-financial assets: The economies of the countries in which the Bank operates have improved despite the ongoing impact of the COVID-19 pandemic, with the benefits of vaccination resulting in improvements in the Bank’s macroeconomic outlook, particularly in the adverse scenarios that had been playing out in 2020, such as GDP behavior- see Economic Scenario Weightings, in section D. Significant Accounting Policies. Further, considering that such external variables could trigger an impairment in certain Bank investments in associates and joint ventures and, taking into account that some of these investments could reflect an adverse behavior in their accumulated results, Management developed the respective analysis of the most significant investments in associates and joint ventures financial performance, and advanced the process of estimating their recoverable value. Management did not identify the existence of an impairment in associate’s companies and joint ventures at the date of this report as of December 31, 2021 and 2020.

Additionally, the Bank has considered all macroeconomic impacts when developing the economic budget assessments, forecasts and other underlying assumptions commonly used to determine the recoverable value of non-financial long-lived assets, such as goodwill, intangibles, investment property, plant and equipment, among others. As of December 31, 2021, and 2020, the total amount of the long-lived assets was concluded to be recoverable based on the assessments carried out by Management. However, for foreclosed assets, it has been necessary to recognize an impairment adjustment for amount of COP 39,173 and COP 48,257 as of December 31, 2021 and 2020, respectively, based on updated appraisals. Further, for assets held for sale, the Bank recognized an impairment adjustment amounted to COP 1,339 as of December 31, 2020, for COVID-19 impacts presented mainly in the vehicles held for sale by the company Renting Colombia; as of December 31, 2021, this situation did not arise.

* Other issues:

-	Recognition of provisions: As of December 31, 2021 and 2020, Management has assessed the recognition of provisions without having identified any circumstances that would have implied the recognition of present obligations that have a high probability of outflow of resources or the recognition of significant unavoidable costs of meeting the obligations under a contract that may exceed the benefits expected to be received, as onerous contracts by the COVID-19 pandemic.
-	Resources to promote the provision of services: Despite the pandemic, the Bank’s financial subsidiaries continued to support customers by providing them financial services, and we complied with the biosecurity recommendations suggested by the World Health Organization, applicable to the financial services provided by the Bank. Accordingly, the Bank took the necessary measures to prepare its branches and administrative offices to comply with the biosafety requirements of the national government of each country in which the Bank operates, guaranteeing the availability of financial services and reducing the time customers and users of financial services spend in offices and branches. As a result of these measurements, the Bank allocated in expenses amounts of COP 3,339 and COP 39,421 as of December 31, 2021 and 2020, respectively, to put in place additional protocols that have worked effectively in Colombia and all other countries in which the Bank operates; however, by 2021, these expenses ceased to be temporary and were integrated as a part of the business operation. Additionally, to ensure service continuity in the network of bank branches in Colombia, the Bank has incurred in maintenance, repair and adaptation expenses an amount of COP 5,697 as of December 31, 2021, as a result of the damages to premises caused during the Colombian national strike, which began in April 2021 after the filing of the first tax reform bill called Ley de Solidaridad Sostenible, which was subsequently withdrawn in May 2021.
-	Bitcoin Law in El Salvador: To promote financial inclusion and boost the economic growth of El Salvador, on June 8, 2021 the Bitcoin Law was issued, which authorized the circulation of the virtual currency Bitcoin as legal tender, on par with the US dollar, from September 7, 2021, whose value depend exclusively to free market criteria and will use the dollar as a reference currency. In this way, it was mandated that all economic agents accept the Bitcoin as payment currency, being able to express in such virtual currency any price or obligation, and the Government of El Salvador will guarantee, through the creation of a trust in the Banco de Desarrollo de El Salvador (BANDESAL), the automatic and instantaneous convertibility of the Bitcoin to the US dollar by any economic agent.

The guidelines for the authorization of the operation of the technological platform of services with Bitcoin and dollars, and the technical standards to facilitate the participation of financial entities in the Bitcoin ecosystem came into force on September 7, 2021 to comply with this law. As of that same date, Banco Agrícola S.A. obtained authorization from the Banco Central de Reserva and no objection from the Superintendencia del Sistema Financiero to:

a)	Accept payments in Bitcoin for loans and credit cards, with their immediate conversion into dollars through the provider Flexa Network, INC. and/or a Salvadoran subsidiary specialized in the Bitcoin ecosystem; and
b)	The provision of the service to merchant clients so that they can accept payments in Bitcoin in their establishments with immediate conversion to dollars, and that the accounts of Banco Agrícola S.A. receive dollars.

In the provision of these services, Banco Agrícola S.A. will not maintain a position in Bitcoin, since its operations are linked to a service that provides a mechanism for automatic conversion to dollars. For these purposes, the Bank determined it to be a strategic priority to work with regulated suppliers that maintain the highest standards in their operations, particularly in terms of Money Laundering Prevention and Compliance.

Thus, the Bank opted for the immediate conversion of Bitcoin to U.S. dollars, at the time of receipt, in order to not have exposures in this virtual currency.

As of December 31, 2021, the transactionality level of Bitcoin payments that has occurred since the entry into force of this law has been low.

-	Bonuses based on added value to clients and the Bank’s results: During 2020, the Bank suspended bonuses based on added value to clients and the Bank’s results to its employees (SVA bonus) as part of short-term benefits, due to the uncertainty caused by the COVID-19 pandemic on the Bank’s consolidated financial statements as of December 31, 2020; however, during 2021, the Bank reactivated the recognition of bonuses based on added value to clients and the Bank’s results to its employees.
-	Write-off of intangible assets: Given the adverse effects of the COVID-19 pandemic, as of December 31, 2020, some specific intangible assets were de-recognized for an amount of COP 9,595 which was recognized in the consolidated statement of income as accelerated amortization. As of December 31, 2021, there was no such derecognition.

F.	Recently issued accounting pronouncements

a)	Accounting Pronouncements Applicable in 2020

Interest Rate Benchmark Reform (IBOR reform)-Phase 1. Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosure: In September 2019, the IASB published amendments to IFRS 9, IAS 39 and IFRS 7, to address issues arising from the replacement of existing interbank offered rates (IBORs) with alternative risk-free interest rates (RFRs) in the context of hedge accounting. The Bank applies IFRS 9 hedge accounting, consequently the amendments to IAS 39 do not apply.

The amendments to IFRS 9 provided temporary exceptions to apply specific hedge accounting requirements to hedging relationships, that are directly affected by the reform to LIBOR and other Interbank Offered Rates, which included:

-	To assume that the expected hedged cash flows based on benchmark interest rates are not altered because of the reform.
-	To assume that both the hedged cash flows and the hedged risk of a hedge exposed to benchmark interest rates are not altered because of the reform, in the prospective measurement of hedge effectiveness.
-	Hedging relationships will not be discontinued because of ineffectiveness arising from the reform to the benchmark interest rate.

The Bank applied these amendments as of January 01, 2020. For further information, see Note 5.2 Derivative financial instruments.

Interest Rate Benchmark Reform (IBOR reform)-Phase 2. Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts and IFRS 16 Leases: In August 2020, the IASB published amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, to address issues that might affect financial reporting during the reform of an interest rate benchmark, including changes to contractual cash flows of financial instruments; hedging relationships, insurance and lease contracts, arising from the replacement of an interest rate benchmark with an alternative benchmark rate.

Interest Rate Benchmark Reform-Phase 2 requires that, for financial instruments at amortized cost and at fair value through profit or loss, changes to the basis for determining the contractual cash flows required by interest rate benchmark reform are reflected by adjusting their effective interest rate. No immediate gain or loss is recognized. This expedient is only applicable to changes that are required by interest rate benchmark reform, which is the case if, and only if, the change is necessary as a direct consequence of interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis (that is, the basis immediately preceding the change). Where some or all change in the basis for determining the contractual cash flows of a financial asset and liability does not meet the above criteria, the above practical expedient is first applied to the changes required by interest rate benchmark reform, including updating the instrument’s effective interest rate. Any additional changes are accounted for in the normal way (that is, assessed for modification or derecognition, with the resulting modification gain / loss recognized immediately in profit or loss where the instrument is not derecognized).

The Bank applied these amendments after January 01, 2021, disclosing in its notes the nature and extent of risks to which it is exposed, the management of these risks and the progress to complete the transition to alternative benchmark rate. For further information, see Note 31. Risk Management, section Interest Rate Benchmark Reform.

Covid-19-Related Rent Concessions beyond June 30, 2021. Amendment to IFRS 16 Leases: In March 2021, the Board issued COVID-19-Related Rent Concessions beyond June 30, 2021, which extended the availability of the practical expedient in paragraph 46A of IFRS 16 by one year (amendment published in May 2020). Further, the Board proposed a practical expedient that permits lessees not to assess whether rent concessions that occur as a direct consequence of the COVID-19 pandemic and meet specified conditions are lease modifications and, instead, to account for those rent concessions as if they were not lease modifications.

The 2021 amendment resulted in the practical expedient applying to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met.

Management evaluated this practical expedient at the beginning of the annual reporting period on June 01,2020, with the May 2020, amendment to IFRS 16 Leases-Covid-19-Related Rent Concessions. However, no significant impacts were included in the consolidated financial statements as of December 31, 2021, due to the Bank not receiving substantial modifications as a lessee in the terms of payment of its lease contracts beyond June 30, 2022, as a result of the COVID-19 pandemic.

b)	Recently Issued Accounting Pronouncements Applicable in Future Periods

Amendments to IAS 1 Presentation of Financial Statements: On January 23, 2020, the IASB issued amendments to IAS 1 to clarify the requirements for classifying liabilities as current or non-current. More specifically:

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

Management is evaluating the impact of the modification on the Bank´s consolidated statement of financial position and disclosures.

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

In addition, this amendment clarifies that before recognizing the provision for loss on the onerous contract, impairment losses on the assets held to comply with the contract must be recognized, in accordance with IAS 36.

This amendment is applicable for annual periods beginning on or after January 01, 2022 and early application is permitted.

Management is currently evaluating the impact that this amendment would have on the Bank’s consolidated financial statement and disclosures.

Amendments to IFRS 3 Business Combinations: In May 2020, the IASB issued amendments to IFRS 3 to update a reference to the Conceptual Framework for Financial Reporting, without changing the accounting requirements for business combinations. This amendment clarifies the compliance requirements of assets and liabilities restrictions for identifiable assets acquired and liabilities assumed by applying the acquisition method in a business combination. More specifically:

-	The IASB may add an additional exception to the recognition principle in IFRS 3. This exception indicates that on the acquisition date the acquirer will account for contingent liabilities and liabilities within the scope of IAS 37 or IFRIC 21 Levies if incurred separately, rather than assumed in a business combination.
-	Explicitly incorporate the prohibition of the recognition of contingent assets acquired in a business combination, clarifying that the reference to the 2018 Conceptual Framework does not change the requirement for these assets.

The amendment to IFRS 3 is effective for annual periods beginning on or after January 01, 2022. Early application is permitted if the Bank also applies all the modifications made by the amendments to the references to the Conceptual Framework in the IFRS Standards, issued in March 2018. Management evaluated the impact of the changes that the amendment to IFRS 3 would have on the Bank’s consolidated financial statements and disclosures, and no impact is expected.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimates: In February 2021, the Board issued Definition of Accounting Estimates, which amended IAS 8. The amendments introduced the definition of accounting estimates in paragraph 5 and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment to IAS 8 is effective for annual periods beginning on or after January 01, 2023 and early application is permitted.

Management evaluated and concluded that no impact is expected, due to the new definition of accounting estimates being in accordance with that which the Bank currently applies and discloses.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. Disclosure of Accounting Policies: In February 2021 the Board amended IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, to replace the term "significant" with "material", to require an entity to disclose its material accounting policy information rather than its significant accounting policies. Therefore, accounting policy information may be considered material when that information is considered together with other information in a complete set of financial statements. In the Board’s view, accounting policy information is expected to be material if its disclosure was needed for primary users to understand information provided about material transactions, other events or conditions in the financial statements. These amendments are effective for annual periods beginning on or after January 01, 2023 and early application is permitted.

Management is currently evaluating the impact that this amendment would have on the Bank’s consolidated financial statement and disclosures.

Amendments to IAS 12 Income Taxes. Deferred Tax related to Assets and Liabilities arising from a Single Transaction: In May 2021 the Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. This amendment is effective for annual periods beginning on or after January 01, 2023 and early application is permitted.

Management is currently evaluating the impact that this amendment would have on the Bank’s consolidated financial statement and disclosures.

Annual improvements to IFRS Cycle 2018-2020

During 2021, the following amendments have been evaluated by the Bank without identifying significant impacts on the consolidated financial statements or disclosures:

●	IFRS 1 First-time Adoption of International Financial Reporting Standards: The Board proposes to require a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRSs.

This proposed amendment would also apply to an associate or joint venture that elects to apply paragraph D16 (a) of IFRS 1. These improvements apply from January 01, 2022.

●	Illustrative Examples accompanying IFRS 16 Leases: The Board proposes to amend Illustrative Example 13 accompanying IFRS 16 to remove the illustration of payments from the lessor relating to leasehold improvements. The proposed amendment would remove potential for confusion regarding the treatment of lease incentives applying IFRS 16. These improvements apply from January 01, 2022.
●	Amendments to IFRS 9 Financial Instruments-Fees in the ‘10 percent’ test for derecognition of financial liabilities: In determining whether to derecognize a financial liability that has been modified or exchanged, an entity is required to assess whether the terms are substantially different. The Board clarified the fees that should be included by an entity when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. Based on this amendment, the entity shall include only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. This amendment is mandatory for the annual periods beginning on or after January 01, 2022. Earlier application is permitted. The Bank applied this amendment to financial liabilities that were modified or exchanged on the periods beginning on after January 01, 2020.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available and that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance; the CODM is comprised of the Bank’s President (CEO) and Financial Vicepresident (CFO). The segment information has been prepared following the Bank’s accounting policies as described in the summary of significant accounting policies in Note 2 Significant accounting policies and has been presented consistently with the internal reports provided to the CODM.

The CODM uses a variety of information and key financial data on a segment basis to assess the performance and make decisions regarding the investment and allocation of resources, such as:

●	Net interest margin (Net margin on financial instruments divided by average interest-earning assets).

●	Return on average total assets (Net income divided by average total assets).
●	Return on average stockholders’ equity.
●	Efficiency ratio (Operating expenses as a percentage of interest, fees, services and other operating income).
●	Asset Quality and loan coverage ratios.

The Bank has the following segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking and All other segments. The factors used to identify the Bank’s reportable segments are the nature of the products and services provided by the subsidiaries and the geographical locations where the subsidiaries are domiciled, in line with the CODM’s operating decisions related to the results of each segment.

The Bank’s operating segments are comprised as follows:

•      Banking Colombia

This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals, small and medium size enterprises (SMEs) and big size enterprises, the Bank´s retail sales force targets the clients classified as: “Personal, plus” and “Entrepreneurs”.

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

•      Banking Panama

This segment provides retail and commercial banking products and services to individuals and companies in Panama and includes all the operations of Banistmo and its subsidiaries, which are managed and monitored by the CODM on a consolidated basis. Banking Panama also includes operations of the following operational stage subsidiaries: Banistmo Investment Corporation S.A., Leasing Banistmo S.A., Valores Banistmo S.A., Banistmo Panamá Fondo de Inversión S.A., Suvalor Renta Fija Internacional Corto Plazo S.A. and Fondo Renta Sostenible Global S.A. (before Suvalor Renta Variable Colombia S.A.); and of the following non-operational subsidiaries: Banistmo Capital Markets Group Inc., Anavi Investment Corporation S.A., Desarrollo de Oriente S.A., Steens Enterpresies S.A. and Ordway Holdings S.A. In 2021, Financomer S.A, merged with Banistmo S.A.

This segment is also responsible for the management of Banistmo’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

•      Banking El Salvador

This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador through Banco Agrícola S.A. Banking El Salvador also includes operations of the following subsidiaries: Banagrícola S.A, Inversiones Financieras Banco Agrícola S.A. IFBA, Bagrícola Costa Rica S.A., Gestora de Fondos de Inversión Banagricola, S.A, Valores Banagrícola S.A. de C.V., Credibac S.A. de C.V. and Arrendadora Financiera S.A. Arfinsa.

This segment is also responsible for the management of Banco Agrícola’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

•      Banking Guatemala

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A., Banking Guatemala also includes operations of the following subsidiaries: Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Agencia de Seguros y Fianzas Agromercantil S.A. (company in liquidation), Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A.(company in liquidation), New Alma Enterprises LTD. and Mercom Bank Ltd Shareholders authorized the beginning of an organized and gradual process to transfer the assets and liabilities of Mercom Bank, Ltd., to Banco Agromercantil de Guatemala, S. A. or other companies of the Bank. For further information, see Note 1 Reporting Entity.

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

•      Investment banking

This segment provides corporate and project financial advisory services, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Corporación Financiera. Its customers include private and publicly-held corporations as well as government institutions.

•      Brokerage

This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

In September 2021, the Bank through Valores Bancolombia S.A. the companies Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC and Bancolombia Capital Advisers LLC were in the process of obtaining regulatory authorizations to operate as a broker-dealer and as a registered investment adviser in the United States. See Note 1 Reporting Entity.

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

On October 5, 2020, the Board of Directors of Bancolombia Panamá (Parent Company of Bancolombia Cayman), decided to wind down the business and operations of its subsidiary in Cayman. See Note 1 Reporting Entity.

•      All other segments

This segment provides financial and operating lease activities, including leasing services to clients in Colombia. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S. and Transportempo S.A.S. Additionally, through the FCP Fondo Inmobiliario Colombia, the Bank provides real estate service. This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., Pasarela Colombia S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa and others. As of December 31, 2019, this segment includes Arrendamiento Operativo CIB S.A.C – Renting Perú’s results. This entity was sold in March 2019. For further information, see Note 1 Reporting Entity.

As of December 2021, this segment includes the operations carried out by Vlipco S.A.S, a Bank´s subsidiary.In November 2021, the Bank acquired 91,791 shares of the joint venture Vlipco S.A.S. for the amount of COP 9,474, and by so doing the the Bank increased its interest to 94.77%. Vlipco S.A.S. is a user-focused company that creates payment experiences and products for the financial sector, such as payment gateways. See Note 8 investments in associates and joint ventures and Note 9.3 Business Combinations.

According to the quantitative threshold test required by IFRS 8 Operating Segments, the revenue reported by “all other segments” is less than 10 per cent of the combined revenue of all operating segments and its assets represent less than 10 percent of all operating segments combined assets of the Bank.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2021
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	11,498,013	1,963,509	1,193,824	1,178,615	46	—	12,277	251,135	37,898	16,135,317	428	16,135,745
Interest income on loans and financial leases	11,118,035	1,791,476	1,072,718	1,109,804	46	—	28	215,529	36,226	15,343,862	428	15,344,290
Total debt investments	399,517	156,377	105,035	67,772	—	—	12,540	35,739	632	777,612	—	777,612
Derivatives	17,263	1,860	15,345	—	—	—	(832)	1	—	33,637	—	33,637
Total liquidity operations	(36,802)	13,796	726	1,039	—	—	541	(134)	1040	(19,794)	—	(19,794)
Interest expenses	(2,666,843)	(796,396)	(240,144)	(397,138)	(167)	(7)	(73)	(198,012)	(52,776)	(4,351,556)	—	(4,351,556)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,831,170	1,167,113	953,680	781,477	(121)	(7)	12,204	53,123	(14,878)	11,783,761	428	11,784,189
Total credit impairment charges, net	(2,122,515)	(323,216)	4,271	35,841	(4,595)	(55)	(116)	14,995	(17,836)	(2,413,226)	(7,304)	(2,420,530)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	6,708,655	843,897	957,951	817,318	(4,716)	(62)	12,088	68,118	(32,714)	9,370,535	(6,876)	9,363,659
Revenues (Expenses) from transactions with other operating segments of the Bank	18,458	(10,089)	7	(26,324)	(26,584)	3,576	59,995	81,997	(101,036)	—	—	—
Fees and commissions income(1)	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804	—	5,293,804
Fees and commissions expenses	(1,524,691)	(151,906)	(116,600)	(50,144)	(3,881)	(49)	(4,135)	(6,556)	(2,721)	(1,860,683)	—	(1,860,683)
Total fees and commissions, net	2,316,781	199,697	243,124	109,764	343,997	79,482	113,147	26,753	376	3,433,121	—	3,433,121
Other operating income	653,968	19,101	9,712	82,855	12,702	879	(6,075)	11,109	1,238,893	2,023,144	(1,003)	2,022,141
Dividends and net income on equity investments	93,769	4,387	2,760	658	28,201	(232)	2,177	20	196,604	328,344	—	328,344
Total operating income, net	9,791,631	1,056,993	1,213,554	984,271	353,600	83,643	181,332	187,997	1,302,123	15,155,144	(7,879)	15,147,265
Operating expenses(2)	(5,550,033)	(700,226)	(549,782)	(464,199)	(129,923)	(34,905)	(119,265)	(61,191)	(633,171)	(8,242,695)	—	(8,242,695)
Impairment, depreciation and amortization	(529,662)	(104,493)	(81,201)	(102,991)	(1,548)	(206)	(1,896)	(1,993)	(95,773)	(919,763)	(795)	(920,558)
Total operating expenses	(6,079,695)	(804,719)	(630,983)	(567,190)	(131,471)	(35,111)	(121,161)	(63,184)	(728,944)	(9,162,458)	(795)	(9,163,253)
Profit before income tax	3,711,936	252,274	582,571	417,081	222,129	48,532	60,171	124,813	573,179	5,992,686	(8,674)	5,984,012
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other expenses.

	For the year ended December 31, 2020
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	11,944,262	1,986,566	1,226,150	1,101,638	32	—	47,030	347,881	33,946	16,687,505	1,145	16,688,650
Interest income on loans and financial leases	11,859,262	1,793,826	1,140,924	1,012,174	32	—	45	293,802	31,767	16,131,832	1,145	16,132,977
Total debt investments	451,781	170,416	84,366	83,767	—	—	17,086	33,885	658	841,959	—	841,959
Derivatives	(381,725)	(502)	227	—	—	—	29,209	14,995	—	(337,796)	—	(337,796)
Total liquidity operations	14,944	22,826	633	5,697	—	—	690	5,199	1521	51,510	—	51,510
Interest expenses	(3,914,661)	(841,736)	(293,317)	(450,091)	(166)	(4)	(35)	(299,755)	(63,243)	(5,863,008)	—	(5,863,008)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,029,601	1,144,830	932,833	651,547	(134)	(4)	46,995	48,126	(29,297)	10,824,497	1,145	10,825,642
Total credit impairment charges, net	(5,889,710)	(907,910)	(366,691)	(297,386)	(1,270)	42	(1,518)	(56,122)	(13,166)	(7,533,731)	7,282	(7,526,449)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	2,139,891	236,920	566,142	354,161	(1,404)	38	45,477	(7,996)	(42,463)	3,290,766	8,427	3,299,193
Revenues (Expenses) from transactions the operating segments of the Bank	142	(25,054)	(7,531)	(35,171)	(24,159)	20,509	61,393	118,854	(108,983)	—	—	—
Fees and commission income(1)	3,291,382	310,773	289,792	176,268	349,150	37,447	112,628	28,896	2,077	4,598,413	—	4,598,413
Fees and commission expenses	(1,313,286)	(118,016)	(74,887)	(39,871)	(4,095)	(61)	(3,597)	(4,600)	(3,172)	(1,561,585)	—	(1,561,585)
Total fees and commission income, net	1,978,096	192,757	214,905	136,397	345,055	37,386	109,031	24,296	(1,095)	3,036,828	—	3,036,828
Other operating income (Expenses)	817,677	30,145	14,266	74,021	13,078	1,524	(5,736)	12,939	887,454	1,845,368	(796)	1,844,572
Dividends and net income on equity investments	43,737	6,984	858	953	29,145	(2,503)	(27,930)	32	54,010	105,286	18,039	123,325
Total operating income, net	4,979,543	441,752	788,640	530,361	361,715	56,954	182,235	148,125	788,923	8,278,248	25,670	8,303,918
Operating expenses(2)	(4,967,506)	(590,269)	(424,516)	(423,211)	(104,005)	(23,658)	(88,828)	(58,073)	(477,289)	(7,157,355)	—	(7,157,355)
Impairment, depreciation and amortization	(405,811)	(112,358)	(69,318)	(132,237)	(1,379)	(217)	(1,892)	(2,631)	(111,044)	(836,887)	(903)	(837,790)
Total operating expenses	(5,373,317)	(702,627)	(493,834)	(555,448)	(105,384)	(23,875)	(90,720)	(60,704)	(588,333)	(7,994,242)	(903)	(7,995,145)
Profit (Loss) before income tax	(393,774)	(260,875)	294,806	(25,087)	256,331	33,079	91,515	87,421	200,590	284,006	24,767	308,773
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other benefits.

	For the year ended December 31, 2019
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	12,970,741	1,876,925	1,094,422	977,980	152	8	5,018	614,073	12,160	17,551,479	(170,795)	17,380,684
Interest income on loans and financial leases	12,592,221	1,654,600	1,052,680	905,016	132	—	96	411,504	11,804	16,628,053	267	16,628,320
Total Debt investments	716,032	172,610	40,915	73,152	20	8	14,757	24,682	9	1,042,185	—	1,042,185
Derivatives	(172,399)	1,625	—	—	—	—	(10,416)	169,483	—	(11,707)	(171,062)	(182,769)
Total liquidity operations	(165,113)	48,090	827	(188)	—	—	581	8,404	347	(107,052)	—	(107,052)
Interest expenses	(4,408,233)	(720,587)	(295,433)	(388,571)	(138)	(4)	(26)	(304,519)	(62,283)	(6,179,794)	—	(6,179,794)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,562,508	1,156,338	798,989	589,409	14	4	4,992	309,554	(50,123)	11,371,685	(170,795)	11,200,890
Total credit impairment charges, net	(2,564,417)	(408,132)	(83,110)	(333,699)	(716)	(251)	(4,363)	19,169	(6,943)	(3,382,462)	(28,659)	(3,411,121)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	5,998,091	748,206	715,879	255,710	(702)	(247)	629	328,723	(57,066)	7,989,223	(199,454)	7,789,769
Revenues (Expenses) from transactions with other operating segments of the Bank	(19,212)	(36,107)	(2,154)	(36,255)	(25,529)	31,585	62,628	167,419	(142,375)	—	—	—
Fees and commission income(1)	3,269,747	350,055	268,309	170,854	349,438	30,829	113,364	25,800	588	4,578,984	(12)	4,578,972
Fees and commission expenses	(1,297,186)	(143,616)	(60,673)	(38,006)	(2,942)	(154)	(3,229)	(3,922)	(3,511)	(1,553,239)	—	(1,553,239)
Total fees and commission income, net	1,972,561	206,439	207,636	132,848	346,496	30,675	110,135	21,878	(2,923)	3,025,745	(12)	3,025,733
Other operating income(Expenses)	433,887	29,704	6,158	68,288	13,341	5,830	(9,392)	7,067	986,126	1,541,009	(5,762)	1,535,247
Dividends and net income on equity investments	131,029	5,562	211	668	43,498	24,810	16,514	27	269,736	492,055	(111,456)	380,599
Total operating income, net	8,516,356	953,804	927,730	421,259	377,104	92,653	180,514	525,114	1,053,498	13,048,032	(316,684)	12,731,348
Operating expenses(2)	(5,203,354)	(573,042)	(444,933)	(358,923)	(121,259)	(32,558)	(112,204)	(61,087)	(522,103)	(7,429,463)	236	(7,429,227)
Impairment, depreciation and amortization	(407,102)	(105,232)	(46,381)	(120,130)	(1,031)	(187)	(1,738)	(2,746)	(138,738)	(823,285)	(1,305)	(824,590)
Total operating expenses	(5,610,456)	(678,274)	(491,314)	(479,053)	(122,290)	(32,745)	(113,942)	(63,833)	(660,841)	(8,252,748)	(1,069)	(8,253,817)
Profit (Loss) before income tax	2,905,900	275,530	436,416	(57,794)	254,814	59,908	66,572	461,281	392,657	4,795,284	(317,753)	4,477,531
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.

(2)	Includes salaries and employee benefits, other administration and general expenses, taxes other than income tax and other benefits.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2021
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	Allother	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	209,948,788	40,561,211	20,980,061	19,510,688	638,280	2,039,204	371,278	24,074,957	7,117,110	325,241,577	(35,386,529)	289,855,048
Total liabilities	177,198,960	36,231,139	18,416,563	17,763,659	108,254	55,743	125,176	15,568,638	3,037,853	268,505,985	(12,576,395)	255,929,590

As of December 31, 2020
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	175,697,801	35,062,418	17,986,495	16,304,094	686,895	1,648,144	316,051	20,502,898	10,408,401	278,613,197	(23,044,692)	255,568,505
Total liabilities	159,782,056	31,483,993	16,158,124	15,052,385	110,830	37,134	57,800	13,286,310	2,856,435	238,825,067	(11,371,775)	227,453,292

The following table presents financial information of the investments in associates and joint ventures by operating segment:

As of December 31, 2021(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	601,758	22,631	303,506	394,061	1,398,603	2,720,559
Equity method	45,555	2,747	27,377	1,011	122,962	199,652
(1)	As of December 31, 2021, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

As of December 31, 2020(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	382,747	17,254	280,051	549,745	1,276,518	2,506,315
Equity method	39,922	840	28,848	14,912	52,074	136,596
(1)	As of December 31, 2020, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

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

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2021		2020		2019
Geographic information	Interest and	Long-lived	Interest and	Long-lived	Interest and	Long-lived
	valuation	assets(1)	valuation	assets(1)	valuation	assets (1)
In millions of COP
Colombia	11,605,829	9,413,340	12,152,560	8,381,397	13,129,674	7,095,848
Panama	2,251,653	838,278	2,400,442	737,039	2,592,875	792,841
Puerto Rico	49,662	1,644	64,104	1,413	83,303	1,586
El Salvador	1,194,026	434,212	1,227,645	370,983	1,097,976	373,378
Costa Rica	-	-	-	72	-	107
Guatemala	1,178,619	347,084	1,101,643	295,622	978,101	288,794
Total	16,279,789	11,034,558	16,946,394	9,786,526	17,881,929	8,552,554
Eliminations and translation adjustment	(144,044)	7,655,610	(257,744)	6,537,003	(501,245)	6,173,494
Total, net	16,135,745	18,690,168	16,688,650	16,323,529	17,380,684	14,726,048
(1)	Includes assets held for sale, premises and equipment, investment property, goodwill and intangible assets.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2021	December 31, 2020
In millions of COP
Cash and balances at central bank
Cash	7,994,899	7,210,250
Due from central banks(1)	9,817,664	7,871,879
Due from other private financial entities	5,092,792	4,867,472
Checks on hold	136,050	109,736
Remittances of domestic negotiated checks in transit	106,271	125,737
Total cash and due from banks	23,147,676	20,185,074
Money market transactions
Interbank borrowings	1,388,411	3,193,915
Reverse repurchase agreements and other similar secured loans	793,759	322,160
Total money market transactions	2,182,170	3,516,075
Total cash and cash equivalents	25,329,846	23,701,149

(1)    According to External Resolution Number 9 of 2020, that modifies External Resolution Number 5 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain the equivalent of 3.50% of its customer’s deposits with a maturity of less than 18 months as a legal banking reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, according to the norm of the banks Number 3-06 of 2000 issued by the Financial System Superintendency of El Salvador, Banco Agrícola must mantain an equivalent amount of its deposits and debt securities in issue average daily balances as a liquidity reserve between 1.00% and 18.00% during 2021, and during 2020 the range of the amount equivalent was between 1.00% and 15.00%, represented in unrestricted deposits or debt securities issued by El Salvador Central Bank. Finally, in accordance with the Agreement 004 of 2008 issued by the Superintendency of Banks of Panama, all Panamanian banks must maintain a minimum legal liquidity rate established at 30.00%.

As of December 31, 2021 and 2020, there is restricted cash amounting to COP 472,443 and COP 295,260, respectively, included in other assets on the consolidated statement of financial position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1   Financial assets investments

The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2021 and 2020:

As of December 31, 2021

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other		Amortized	Total carrying
	profit or loss	comprehensive income		cost	value
In millions of COP
Securities issued by the Colombian Government(1)	8,978,484	2,515,927		147,042	11,641,453
Securities issued by foreign governments	5,180,775	4,293,949		497,544	9,972,268
Securities issued by government entities	67,395	-		2,740,671	2,808,066
Corporate bonds	120,653	124,917		2,544,550	2,790,120
Securities issued by other financial institutions(2)	689,160	310,658		597,423	1,597,241
Total debt instruments	15,036,467	7,245,451	(3)	6,527,230	28,809,148
Total equity securities(4)	85,244	394,909			480,153
Total financial assets investments					29,289,301
(1)	Lower investment in TES - Treasury instruments.
(2)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 113,114. For further information on TIPS’ fair value measurement see Note 30 fair value of assets and liabilities.
(3)	The Bank has recognized in the consolidated statement of comprehensive income COP (51,525) related to debt instruments at fair value through OCI. See Consolidated Statement of Comprehensive Income.
(4)	Decrease due mainly to payments received by residual rights amounting to COP 122,988.

As of December 31, 2020

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other		Amortized	Total carrying
	profit or loss	comprehensive income		cost	value
In millions of COP
Securities issued by the Colombian Government	10,439,978	2,552,041		126,392	13,118,411
Securities issued by foreign governments	4,234,799	4,815,053		384,607	9,434,459
Securities issued by government entities	72,401	-		2,446,892	2,519,293
Corporate bonds	102,301	99,152		1,935,096	2,136,549
Securities issued by other financial institutions(1)	721,735	772,735		261,614	1,756,084
Total debt instruments	15,571,214	8,238,981	(2)	5,154,601	28,964,796
Total equity securities	69,426	518,781			588,207
Total financial assets investments					29,553,003
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 159,075. For further information on TIPS' fair value measurement see Note 30 fair value of assets and liabilities.
(2)	The Bank has recognized in the consolidated statement of comprehensive income COP 47,699 related to debt instruments at fair value through OCI. See Consolidated Statement of Comprehensive Income.

The following tables set forth the debt instruments portfolio by maturity:

As of December 31, 2021

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	938,984	6,251,182	1,276,374	511,944	8,978,484
Securities issued by foreign governments	4,606,436	64,189	175,555	334,595	5,180,775
Securities issued by other financial institutions	187,194	264,720	115,920	121,326	689,160
Corporate bonds	18,861	37,377	19,591	44,824	120,653
Securities issued by government entities	14,105	39,491	9,667	4,132	67,395
Subtotal	5,765,580	6,656,959	1,597,107	1,016,821	15,036,467
Fair value through other comprehensive income
Securities issued by foreign governments	2,325,032	1,085,997	539,525	343,395	4,293,949
Securities issued by the Colombian Government	2,515,927	-	-	-	2,515,927
Securities issued by other financial institutions	71,491	59,225	57,922	122,020	310,658
Corporate bonds	-	-	-	124,917	124,917
Subtotal	4,912,450	1,145,222	597,447	590,332	7,245,451
Securities at amortized cost
Securities issued by government entities	2,690,415	-	-	50,256	2,740,671
Corporate bonds	22,504	574,384	50,426	1,897,236	2,544,550
Securities issued by other financial institutions	193,334	68,148	55,451	280,490	597,423
Securities issued by foreign governments	33,770	14,540	242,050	207,184	497,544
Securities issued by the Colombian Government	-	145,060	-	1,982	147,042
Subtotal	2,940,023	802,132	347,927	2,437,148	6,527,230
Total debt instruments	13,618,053	8,604,313	2,542,481	4,044,301	28,809,148

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

As of December 31, 2020

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,677,621	4,936,287	2,551,658	1,274,412	10,439,978
Securities issued by foreign governments	3,831,724	13,683	13,197	376,195	4,234,799
Securities issued by other financial institutions	159,674	196,538	175,621	189,902	721,735
Corporate bonds	9,339	40,389	27,412	25,161	102,301
Securities issued by government entities	66,725	110	1,338	4,228	72,401
Subtotal	5,745,083	5,187,007	2,769,226	1,869,898	15,571,214
Fair value through other comprehensive income
Securities issued by foreign governments	2,840,523	1,127,176	257,456	589,898	4,815,053
Securities issued by the Colombian Government	2,552,041	-	-	-	2,552,041
Securities issued by other financial institutions	577,109	53,135	-	142,491	772,735
Corporate bonds	36,595	-	-	62,557	99,152
Subtotal	6,006,268	1,180,311	257,456	794,946	8,238,981
Securities at amortized cost
Securities issued by government entities	2,446,892	-	-	-	2,446,892
Corporate bonds	-	272,347	275,660	1,387,089	1,935,096
Securities issued by foreign governments	8,847	15,540	69,765	290,455	384,607
Securities issued by other financial institutions	42,811	152,629	47,857	18,317	261,614
Securities issued by the Colombian Government	28,366	-	98,026	-	126,392
Subtotal	2,526,916	440,516	491,308	1,695,861	5,154,601
Total debt instruments	14,278,267	6,807,834	3,517,990	4,360,705	28,964,796

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

The Bank has recognized in the consolidated statement of comprehensive income COP 52,147 in 2021, COP (94,857) in 2020 and COP 43,889 in 2019 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.

Equity securities that are measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through OCI analyzed by listing status:

	Carrying amount
Equity securities	December 31, 2021	December 31, 2020
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	57,791	70,155
Equity securities listed in foreign countries	6,732	5,415
Equity securities unlisted:
TELERED	150,943	101,988
Asociación Gremial de Instituciones Financieras Credibanco S.A.	87,344	99,553
Compañía De Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	14,054	46,889
Fondo Renta Fija Valor(1)	100	24,855
Cámara de Riesgo Central de Contraparte de Colombia S.A.	6,038	5,482
Transacciones y Transferencias, S. A.	8,282	5,248
500 Luchadores II, L.P.	9,181	4,811
CADENALCO	3,638	3,908
Others(2)	50,806	150,477
Total equity securities at fair value through OCI	394,909	518,781
(1)	Decrease due to reclassification from Fair value through OCI to Fair value through profit or loss.
(2)	Decrease due mainly to payments received by residual rights amounting to COP 122,988

During 2021, 2020 and 2019, no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2021, 2020 and 2019 amounted to COP 12,665, COP 13,567 and COP 10,498, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2021 and 2020 is as follows:

As of December 31, 2021

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by other financial institutions	Between 3 and 6 months	Time deposits	5,458
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	4,974
Securities issued by other financial institutions	Greater than 12 months	Time deposits	4,919
Securities issued by other financial institutions	Greater than 12 months	Bonds	4,269
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	4,233
Securities issued by the Colombian Government	Between 6 and 12 months	Tax refund titles	40,011
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	421,707
Securities issued by foreign governments	Greater than 12 months	Bonds	124,107
Subtotal investments pledged as collateral in money market			609,678
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	242,716
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	303,847
Subtotal investments pledged as collateral in derivative operations			546,563
Total securities pledged as collateral			1,156,241

As of December 31, 2020

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by the Colombian Government	Less than 3 months	TES - Treasury instruments	59,803
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	287,816
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	1,742,072
Securities issued by foreign governments	Between 6 and 12 months	Bonds	89,245
Securities issued by foreign governments	Greater than 12 months	Bonds	82,380
Subtotal investments pledged as collateral in money market			2,261,316
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	49,624
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	340,222
Subtotal investments pledged as collateral in derivative operations			389,846
Total securities pledged as collateral			2,651,162

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at fair value through other comprehensive income and Amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:

As of December 31, 2021

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2021	13,237,154	156,428	13,393,582
Transfer from stage 1 to stage 2(1)	(47,331)	47,331	-
Sales and maturities	(8,690,663)	-	(8,690,663)
Purchases	8,655,481	-	8,655,481
Valuation and payments	(335,851)	(1,596)	(337,447)
Foreign exchange	726,724	25,004	751,728
Gross carrying amount as at 31 December 2021	13,545,514	227,167	13,772,681
(1)	Stage transfer in bonds issued by Real Estate Investment Trust and Ecopetrol.

As of December 31, 2020

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2020	7,827,746	95,835	7,923,581
Sales and maturities	(4,562,773)	-	(4,562,773)
Purchases	9,830,079	56,645	9,886,724
Valuation and payments	(12,681)	(595)	(13,276)
Foreign exchange	154,783	4,543	159,326
Gross carrying amount as at 31 December 2020	13,237,154	156,428	13,393,582

The following shows provisions detail for the debt instruments portfolio using the expected credit losses model:

As of December 31, 2021

Concept	Stage 1	Stage 2	Total
In millions of COP
Securities at amortized cost	6,300,063	227,167	6,527,230
Carrying amount	6,317,752	234,157	6,551,909
Loss allowance	(17,689)	(6,990)	(24,679)
Securities at fair value through other comprehensive income	7,245,451	-	7,245,451
Total debt instruments portfolio measure at fair value through OCI and amortized cost	13,545,514	227,167	13,772,681

As of December 31, 2020

Concept	Stage 1	Stage2	Total
In millions of COP
Securities at amortized cost	4,998,173	156,428	5,154,601
Carrying amount	5,032,673	161,054	5,193,727
Loss allowance	(34,500)	(4,626)	(39,126)
Securities at fair value through other comprehensive income	8,238,981	-	8,238,981
Total debt instruments portfolio measure at fair value through OCI and amortized cost	13,237,154	156,428	13,393,582

The changes in the allowance are mainly due to the application of the expected credit losses model to debt instruments measured at amortized cost.

The following table sets forth the changes in the allowance for debt instruments measured at amortized cost and fair value through other comprehensive income:

As of December 31, 2021

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2021	37,745	4,626	42,371
Transfer from stage 1 to stage 2(1)	(1,670)	1,670	-
Sales and maturities	(7,985)	-	(7,985)
New debt instruments purchased	11,831	-	11,831
Remeasurement(2)	(23,744)	(46)	(23,790)
Foreign exchange	4,757	739	5,496
Loss allowance of December 31, 2021	20,934	6,989	27,923
(1)	Stage transfer in bonds issued by Real Estate Investment Trust and Ecopetrol.
(2)	Decrease in stage 1 due to lower impairment loss value in Banistmo S.A. because of better economic conditions

As of December 31, 2020

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2020	13,013	1,588	14,601
Sales and maturities	(6,313)	-	(6,313)
New debt instruments purchased	19,856	3,429	23,285
Remeasurement	10,872	(466)	10,406
Foreign exchange	317	75	392
Loss allowance of December 31, 2020	37,745	4,626	42,371

The increase in loss allowance is due to higher risk in all issuers in Bank’s investment portfolio.

As of December 31, 2019

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2019	14,174	609	14,783
Change in measurement	228	-	228
Sales and maturities	(6,599)	(1)	(6,600)
New debt instruments purchased	5,235	1,234	6,469
Remeasurement	(89)	(259)	(348)
Foreign exchange	64	5	69
Loss allowance of December 31, 2019	13,013	1,588	14,601

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

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Note 31. Risk management.

The following table sets forth the carrying values of the Bank’s derivatives by type of risk as of December 31, 2021 and 2020:

Derivatives	December 31, 2021	December 31, 2020
In millions of COP
Forwards
Assets
Foreign exchange contracts	729,367	975,125
Equity contracts	6,796	1,688
Subtotal assets	736,163	976,813
Liabilities
Foreign exchange contracts	(605,537)	(880,614)
Equity contracts	(25,068)	(15,333)
Subtotal liabilities	(630,605)	(895,947)
Total forwards	105,558	80,866
Swaps
Assets
Foreign exchange contracts	1,422,355	947,053
Interest rate contracts	247,158	840,042
Subtotal assets	1,669,513	1,787,095
Liabilities
Foreign exchange contracts	(960,838)	(615,625)
Interest rate contracts	(308,457)	(803,153)
Subtotal liabilities	(1,269,295)	(1,418,778)
Total swaps	400,218	368,317
Options
Assets
Foreign exchange contracts	48,329	36,811
Subtotal assets	48,329	36,811
Liabilities
Foreign exchange contracts	(61,209)	(66,601)
Subtotal liabilities	(61,209)	(66,601)
Total options	(12,880)	(29,790)
Derivative assets	2,454,005	2,800,719
Derivative liabilities	(1,961,109)	(2,381,326)

The table below presents the notional amounts of the derivatives contracts as of December 31, 2021 and 2020:

Derivatives	December 31, 2021	December 31, 2020
In millions of COP
Forwards
Assets
Foreign exchange contracts	28,582,048	21,850,683
Equity contracts	995,675	202,075
Subtotal assets	29,577,723	22,052,758
Liabilities
Foreign exchange contracts	(26,394,184)	(21,869,963)
Equity contracts	(391,835)	(2,832,595)
Subtotal liabilities	(26,786,019)	(24,702,558)
Total forwards	2,791,704	(2,649,800)
Swaps
Assets
Foreign exchange contracts	9,084,313	9,785,196
Interest rate contracts	32,953,368	27,496,792
Subtotal assets	42,037,681	37,281,988
Liabilities
Foreign exchange contracts	(6,825,078)	(4,956,902)
Interest rate contracts	(26,172,799)	(15,130,999)
Subtotal liabilities	(32,997,877)	(20,087,901)
Total swaps	9,039,804	17,194,087
Options
Assets
Foreign exchange contracts	2,239,713	1,702,445
Subtotal assets	2,239,713	1,702,445
Liabilities
Foreign exchange contracts	(1,954,132)	(1,598,200)
Subtotal liabilities	(1,954,132)	(1,598,200)
Total options	285,581	104,245
Futures
Assets
Foreign exchange contracts	5,994,775	8,302,204
Equity contracts	20,002	-
Subtotal assets	6,014,777	8,302,204
Liabilities
Foreign exchange contracts	(7,445,574)	(5,975,467)
Others	(8)	(750,000)
Subtotal liabilities	(7,445,582)	(6,725,467)
Total futures	(1,430,805)	1,576,737
Derivative assets	79,869,894	69,339,395
Derivative liabilities	(69,183,610)	(53,114,126)

The following table sets forth the remaining contractual life of the derivatives portfolio:

As of December 31, 2021

	Forwards	Swaps	Options	Total
In millions of COP
Assets	736,163	1,669,513	48,329	2,454,005
Less than 1 year	696,501	536,333	41,762	1,274,596
Between 1 and 3 years	39,662	572,400	6,567	618,629
Greater than 3 years	-	560,780	-	560,780
Liabilities	(630,605)	(1,269,295)	(61,209)	(1,961,109)
Less than 1 year	(579,036)	(333,194)	(56,826)	(969,056)
Between 1 and 3 years	(51,569)	(392,277)	(4,383)	(448,229)
Greater than 3 years	-	(543,824)	-	(543,824)

As of December 31, 2020

	Forwards	Swaps	Options	Total
In millions of COP
Assets	976,813	1,787,095	36,811	2,800,719
Less than 1 year	971,321	268,929	34,865	1,275,115
Between 1 and 3 years	5,492	625,533	1,946	632,971
Greater than 3 years	-	892,633	-	892,633
Liabilities	(895,947)	(1,418,778)	(66,601)	(2,381,326)
Less than 1 year	(876,888)	(181,920)	(62,094)	(1,120,902)
Between 1 and 3 years	(19,059)	(412,431)	(4,507)	(435,997)
Greater than 3 years	-	(824,427)	-	(824,427)

Collateral for derivatives

The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
In millions of COP
Collateral granted	911,050	641,795
Collateral received	(376,447)	(570,097)

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

The table below presents the unrecognised gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:

As of December 31, 2021

	Forward	Swaps	Opciones	Total
In millions of COP
Balance at January 1, 2021	29,102	26,984	21,452	77,538
Increase due to new trades	169,430	19,368	90,437	279,235
Reduction due to amortization	(179,115)	(11,560)	(70,751)	(261,426)
Reduction due to sale or transfer	(2,499)	(6,898)	(14,463)	(23,860)
Balance at December 31, 2021	16,918	27,894	26,675	71,487

As of December 31, 2020

	Forward	Swaps	Opciones	Total
In millions of COP
Balance at January 1, 2020	6,666	15,736	26,572	48,974
Increase due to new trades	321,006	21,481	79,181	421,668
Reduction due to amortization	(293,579)	(9,250)	(77,180)	(380,009)
Reduction due to sale or transfer	(4,991)	(983)	(7,121)	(13,095)
Balance at December 31, 2020	29,102	26,984	21,452	77,538

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

Fair value hedging

As of December 31, 2021 and 2020, Banistmo has designated 8 derivative contracts (Interest rate swaps), as fair value hedging instruments with maturity dates ranging from July 2022.

The following table contains details of the hedged expresures covered by the Group’s hedging strategies:

December 31, 2021
In millions of COP
	Carrying amount of hedged	Accumulated amount of fair value
	item	adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	333,407	(6,369)	Financial assets investments

December 31, 2021
In thousands of USD
	Carrying amount of hedged	Accumulated amount of fair value
	item	adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	83,746	(1,600)	Financial assets investments

December 31, 2020
In millions of COP
	Carrying amount of hedged	Accumulated amount of fair value
	item	adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	300,959	(11,182)	Financial assets investments

December 31, 2020
In thousands of USD
	Carrying amount of hedged	Accumulated amount of fair value
	item	adjustments on the hedged item	Balance sheet line item
	Assets	Liabilities
Fair value hedges
Interest rate
- Fixed rate	87,679	(3,258)	Financial assets investments

The following table sets forth the notional amount and fair value of the hedged item recognized in the statement of financial position as ‘Financial assets investments’, as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
In millions of COP
Notional amount	316,701	273,055
Fair value	333,407	300,959

	December 31, 2021	December 31, 2020
In thousands of USD
Notional amount	79,550	79,550
Fair value	83,746	87,679

The following table contains information regarding the effectiveness of the hedging relationships designated by the Group, as well as the impacts on profit or loss and other comprehensive income:

December 31, 2021
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	6,285	(6,133)	Other operating income

December 31, 2020
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	(5,459)	(3,746)	Other operating income

December 31, 2019
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	(6,592)	663	Other operating income

Net foreign investment

The Bank has designated debt securities in issue for USD 2,200,000 as a hedged instrument for hedging a portion of the net assets of Banistmo S.A.. Consequently, the exchange difference relating to the translation of the debt securities in issue are recognized directly in other comprehensive income by the Parent Company. The adjustment recognized in other comprehensive income amounted to COP (1,207,052), COP (341,792) and COP (60,258), for the years ended at December 31, 2021, 2020 and 2019, respectively.

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

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2021 and 2020 by derivative and by risk:

As of December 31, 2021

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	1,422,355	(960,838)
Forwards	729,367	(605,537)
Options	48,329	(61,209)
Interest rate contracts
Swaps	247,158	(308,457)
Equity contracts
Forwards	6,796	(25,068)
Gross derivative assets/liabilities	2,454,005	(1,961,109)
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	2,454,005	(1,961,109)
Master netting agreements	(1,785,702)	1,961,109
Collateral received/paid	(668,303)	-
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

As of December 31, 2020

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	947,053	(615,625)
Forwards	975,125	(880,614)
Options	36,811	(66,601)
Interest rate contracts
Swaps	840,042	(803,153)
Equity contracts
Forwards	1,688	(15,333)
Gross derivative assets/liabilities	2,800,719	(2,381,326)
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	2,800,719	(2,381,326)
Master netting agreements	(2,258,118)	2,381,326
Collateral received/paid	(542,601)	-
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

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

The amendments to IFRS 9 provided temporary exceptions to apply specific hedge accounting requirements to hedging relationships, that are directly affected by the reform to LIBOR. The bank assumed that the hedge accounting will remain highly probable and that the hedge relationship will remain highly effective.

The Bank maintains swaps as hedging instruments where it changes flows as follows: it pays a fixed interest rate and receives floating interest to hedge the market risk of fixed rate debt instruments.

The table below shows the notional value of hedging instruments by benchmark interest rate impacted by the reform since December 31, 2020.

In thousands of USD
	Notional value of	Maturing after
	hedging instruments	31 December 2020
Fair value hedges
USD LIBOR	79,550	79,550

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

●	Differences in the interest rate market curves applied to discount the hedging instrument and the hedged instrument.

The effects of the reforms identified for the LIBOR rate transition, where it could be affected if the agreed times for the changes do not coincide with those made by the international market and have different impacts on the hedged instrument and the hedging instruments.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET

Loans and financial leasing operating portfolio

The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2021 and 2020:

Composition	December 31, 2021	December 31, 2020
In millions of COP
Commercial	114,911,843	98,659,287
Consumer	48,363,040	41,055,939
Mortgage	30,646,787	25,959,112
Financial Leases(1)	25,119,628	24,503,317
Small Business Loans	1,282,185	1,232,075
Total gross loans and advances to customers	220,323,483	191,409,730
Total allowance	(15,864,482)	(16,616,043)
Total Net loans and advances to customers	204,459,001	174,793,687
(1)	See note 7.1 Lessor.

Allowance for loans losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2021, 2020 and 2019:

As of December 31, 2021

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2021	7,673,720	5,753,430	992,515	1,996,033	200,345	16,616,043
Loan purchases / Loan sales(1)	(27,817)	-	-	-	-	(27,817)
Recovery of charged - off loans	125,208	349,125	26,660	61,303	3,140	565,436
Credit impairment charges on loans, advances and financial leases, net	198,619	2,268,595	68,809	(34,678)	19,833	2,521,178
Adjusted stage 3(2)	216,330	288,214	49,893	40,747	12,550	607,734
Charges-off	(674,248)	(3,618,009)	(110,408)	(554,701)	(79,065)	(5,036,431)
Translation adjustment	301,211	263,912	33,589	12,363	7,264	618,339
Balance at December 31, 2021	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
(1)	This balance corresponds to the provision for portfolio sales of Bancolombia S.A. to Banco Davivienda for COP 86,800, Money Corp for COP 5,922, and Jobandtalent Co SAS for COP 5,060.
(2)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

As of December 31, 2020

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2020	5,456,993	3,445,818	860,665	1,025,403	140,516	10,929,395
Recovery of charged - off loans	118,196	256,836	15,943	44,381	1,552	436,908
Credit impairment charges on loans, advances and financial leases, net(1)	2,406,228	3,745,662	163,527	903,191	117,147	7,335,755
Adjusted stage 3(1)(2)	213,214	203,420	39,793	63,240	9,907	529,574
Charges-off	(527,318)	(1,875,355)	(89,727)	(40,150)	(67,853)	(2,600,403)
Translation adjustment	6,407	(22,951)	2,314	(32)	(924)	(15,186)
Balance at December 31, 2020	7,673,720	5,753,430	992,515	1,996,033	200,345	16,616,043
(1)	The increases are mostly due to the consequences of the COVID-19 pandemic in 2020. For more information see Note 31. Risk management.
(2)	It is recognized as a lower value of Interest Income on loans and financial leases in Consolidated Statement of Income, according with IFRS 9.

As of December 31, 2019

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2019	5,360,833	2,892,891	853,764	990,970	137,373	10,235,831
Loan purchases / Loan sales(1)	(4,332)	-	-	(1,557)	-	(5,889)
Recovery of charged - off loans	139,268	317,722	33,869	57,057	3,734	551,650
Credit impairment charges on loans, advances and financial leases, net	1,299,379	1,971,037	33,808	25,130	55,827	3,385,181
Adjusted stage 3(2)	223,824	148,001	42,495	50,119	9,277	473,716
Charges-off	(1,572,113)	(1,890,490)	(104,720)	(97,148)	(65,909)	(3,730,380)
Translation adjustment	10,134	6,657	1,449	832	214	19,286
Balance at December 31, 2019	5,456,993	3,445,818	860,665	1,025,403	140,516	10,929,395
(1)	This item includes portfolio purchase/sales operation held between Bancolombia S.A. and Titularizadora Colombiana.
(2)	It is recognized as a lower value of Interest Income on loans and financial leases in Consolidated Statement of Income, according with IFRS 9.

The following explains the significant changes in the loans and the allowance for loans losses by category during the periods ended at December 31, 2021 and 2020 as a result of applying the expected credit loss model according to IFRS 9:

As of December 31, 2021

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	80,863,445	(1,212,753)	8,203,659	(761,415)	9,592,183	(5,699,552)	98,659,287	(7,673,720)
Transfers of financial instruments:	(1,251,539)	(45,325)	791,803	(33,245)	459,736	78,570	-	-
Transfers from stage 1 to stage 2	(1,892,044)	53,521	1,892,044	(53,521)	-	-	-	-
Transfers from stage 1 to stage 3	(487,386)	32,490	-	-	487,386	(32,490)	-	-
Transfers from stage 2 to stage 1	1,076,007	(106,935)	(1,076,007)	106,935	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(858,035)	100,584	858,035	(100,584)	-	-
Transfers from stage 3 to stage 1	51,884	(24,401)	-	-	(51,884)	24,401	-	-
Transfers from stage 3 to stage 2	-	-	833,801	(187,243)	(833,801)	187,243	-	-
Remeasurement arising from transfer of stage	(250,567)	105,392	(220,848)	(67,128)	(198,643)	(458,309)	(670,058)	(420,045)
Remeasurement from remaining in the stage	(5,706,414)	463,588	(257,121)	54,320	(17,667)	(552,577)	(5,981,202)	(34,669)
Remeasurement due to changes in economics factors	-	(7,878)	-	(141,352)	-	4,333	-	(144,897)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	5,955	-	111,748	-	(2,204)	-	115,499
New financial assets purchased/originated(1)	62,765,437	(429,280)	1,944,115	(258,663)	1,459,164	(943,074)	66,168,716	(1,631,017)
Financial assets that have been derecognized	(43,381,187)	425,740	(2,792,192)	211,516	(1,544,304)	965,533	(47,717,683)	1,602,789
Charges-off	(9,647)	617	(18,777)	8,772	(645,824)	664,859	(674,248)	674,248
Foreign Exchange and other movements	3,971,052	(51,954)	685,142	(42,300)	470,837	(206,957)	5,127,031	(301,211)
Balance at December 31, 2021	97,000,580	(745,898)	8,335,781	(917,747)	9,575,482	(6,149,378)	114,911,843	(7,813,023)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	33,766,023	(1,750,083)	4,599,535	(1,651,656)	2,690,381	(2,351,691)	41,055,939	(5,753,430)
Transfers of financial instruments:	(968,284)	(122,078)	(41,117)	159,002	1,009,401	(36,924)	-	-
Transfers from stage 1 to stage 2	(1,581,266)	167,288	1,581,266	(167,288)	-	-	-	-
Transfers from stage 1 to stage 3	(892,097)	107,874	-	-	892,097	(107,874)	-	-
Transfers from stage 2 to stage 1	1,405,690	(313,273)	(1,405,690)	313,273	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(406,905)	163,117	406,905	(163,117)	-	-
Transfers from stage 3 to stage 1	99,389	(83,967)	-	-	(99,389)	83,967	-	-
Transfers from stage 3 to stage 2	-	-	190,212	(150,100)	(190,212)	150,100	-	-
Remeasurement arising from transfer of stage	(221,972)	318,636	(101,206)	(396,682)	531,017	(2,418,524)	207,839	(2,496,570)
Remeasurement from remaining in the stage	(2,934,505)	336,232	(133,850)	(274,514)	348,768	(100,822)	(2,719,587)	(39,104)
Remeasurement due to changes in economics factors	-	(109,364)	-	(162,311)	-	1,395	-	(270,280)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	41,498	-	303,387	-	22,858	-	367,743
New financial assets purchased/originated(1)	20,615,952	(640,857)	1,086,672	(393,999)	501,214	(403,843)	22,203,838	(1,438,699)
Financial assets that have been derecognized	(9,262,503)	401,903	(970,555)	282,944	(338,144)	286,129	(10,571,202)	970,976
Charges-off	(618,911)	186,964	(845,688)	439,923	(2,153,410)	2,991,122	(3,618,009)	3,618,009
Foreign Exchange and other movements	1,397,755	(65,128)	333,596	(106,612)	72,871	(92,172)	1,804,222	(263,912)
Balance at December 31, 2021	41,773,555	(1,402,277)	3,927,387	(1,800,518)	2,662,098	(2,102,472)	48,363,040	(5,305,267)
(1)	Includes financial assets purchased, originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	18,981,176	(204,071)	2,772,129	(310,450)	2,750,012	(1,481,512)	24,503,317	(1,996,033)
Transfers of financial instruments:	(382,684)	(35,495)	361,729	1,126	20,955	34,369	-	-
Transfers from stage 1 to stage 2	(1,032,874)	16,261	1,032,874	(16,261)	-	-	-	-
Transfers from stage 1 to stage 3	(105,352)	3,909	-	-	105,352	(3,909)	-	-
Transfers from stage 2 to stage 1	720,654	(48,455)	(720,654)	48,455	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(160,592)	24,862	160,592	(24,862)	-	-
Transfers from stage 3 to stage 1	34,888	(7,210)	-	-	(34,888)	7,210	-	-
Transfers from stage 3 to stage 2	-	-	210,101	(55,930)	(210,101)	55,930	-	-
Remeasurement arising from transfer of stage	(114,836)	46,099	(78,108)	(120,366)	69,433	(165,187)	(123,511)	(239,454)
Remeasurement from remaining in the stage	(1,697,491)	58,449	(61,487)	(121,067)	(25,284)	(77,333)	(1,784,262)	(139,951)
Remeasurement due to changes in economics factors	-	(10,269)	-	(3,393)	-	1,143	-	(12,519)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(6,666)	-	237,506	-	(47,816)	-	183,024
New financial assets purchased/originated(1)	4,531,913	(29,822)	429,419	(22,306)	25,613	(8,949)	4,986,945	(61,077)
Financial assets that have been derecognized	(2,031,001)	41,897	(235,306)	22,802	(301,413)	137,906	(2,567,720)	202,605
Charges-off	(398)	29	(304)	5,679	(553,999)	548,993	(554,701)	554,701
Foreign Exchange and other movements	640,793	(3,105)	10,110	(3,680)	8,657	(5,578)	659,560	(12,363)
Balance at December 31, 2021	19,927,472	(142,954)	3,198,182	(314,149)	1,993,974	(1,063,964)	25,119,628	(1,521,067)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	21,676,563	(121,503)	3,093,690	(231,137)	1,188,859	(639,875)	25,959,112	(992,515)
Transfers of financial instruments:	(687,642)	(79,010)	621,566	40,788	66,076	38,222	-	-
Transfers from stage 1 to stage 2	(2,286,673)	19,724	2,286,673	(19,724)	-	-	-	-
Transfers from stage 1 to stage 3	(125,284)	3,774	-	-	125,284	(3,774)	-	-
Transfers from stage 2 to stage 1	1,647,426	(76,522)	(1,647,426)	76,522	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(142,948)	25,392	142,948	(25,392)	-	-
Transfers from stage 3 to stage 1	76,889	(25,986)	-	-	(76,889)	25,986	-	-
Transfers from stage 3 to stage 2	-	-	125,267	(41,402)	(125,267)	41,402	-	-
Remeasurement arising from transfer of stage	(54,790)	80,969	45,212	(98,943)	66,276	(161,020)	56,698	(178,994)
Remeasurement from remaining in the stage	(1,286,955)	(8,687)	(332,481)	(43,005)	375,381	(194,104)	(1,244,055)	(245,796)
Remeasurement due to changes in economics factors	-	(5,176)	-	(35,961)	-	1,502	-	(39,635)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	12,457	-	107,285	-	158,773	-	278,515
New financial assets purchased/originated(1)	6,293,219	(31,292)	58,403	(8,186)	42,534	(29,531)	6,394,156	(69,009)
Financial assets that have been derecognized	(1,909,582)	11,017	(182,935)	18,593	(154,164)	79,947	(2,246,681)	109,557
Charges-off	(5,665)	4,038	(5,076)	1,937	(99,667)	104,433	(110,408)	110,408
Foreign Exchange and other movements	1,422,487	(3,656)	356,331	(12,238)	59,147	(17,695)	1,837,965	(33,589)
Balance at December 31, 2021	25,447,635	(140,843)	3,654,710	(260,867)	1,544,442	(659,348)	30,646,787	(1,061,058)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	965,822	(44,663)	109,655	(33,329)	156,598	(122,353)	1,232,075	(200,345)
Transfers of financial instruments:	(71,045)	(716)	12,970	5,253	58,075	(4,537)	-	-
Transfers from stage 1 to stage 2	(54,843)	3,552	54,843	(3,552)	-	-	-	-
Transfers from stage 1 to stage 3	(50,148)	4,473	-	1	50,148	(4,474)	-	-
Transfers from stage 2 to stage 1	31,728	(7,736)	(31,728)	7,736	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(21,366)	6,644	21,366	(6,644)	-	-
Transfers from stage 3 to stage 1	2,218	(1,005)	-	-	(2,218)	1,005	-	-
Transfers from stage 3 to stage 2	-	-	11,221	(5,576)	(11,221)	5,576	-	-
Remeasurement arising from transfer of stage	(7,398)	7,279	(7,679)	(3,067)	(17,680)	(47,983)	(32,757)	(43,771)
Remeasurement from remaining in the stage	(230,823)	14,626	66,725	(2,983)	3,486	(3,676)	(160,612)	7,967
Remeasurement due to changes in economics factors	-	2,188	-	(2,616)	-	34	-	(394)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	1,250	-	5,078	-	1,161	-	7,489
New financial assets purchased/originated(1)	470,193	(10,894)	30,148	(7,569)	18,954	(14,239)	519,295	(32,702)
Financial assets that have been derecognized	(235,533)	7,853	(19,136)	4,513	(21,511)	13,522	(276,180)	25,888
Charges-off	(7,422)	1,531	(13,819)	5,560	(57,824)	71,974	(79,065)	79,065
Foreign Exchange and other movements	67,197	(1,299)	4,829	(1,095)	7,403	(4,870)	79,429	(7,264)
Balance at December 31, 2021	950,991	(22,845)	183,693	(30,255)	147,501	(110,967)	1,282,185	(164,067)
(1)	Includes financial assets purchased, originated and restructured.

As of December 31, 2020

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2020	80,068,756	(544,996)	4,763,023	(514,230)	7,936,774	(4,397,767)	92,768,553	(5,456,993)
Transfers of financial instruments:	(3,713,748)	(26,439)	2,187,077	125,585	1,526,671	(99,146)	-	-
Transfers from stage 1 to stage 2	(3,731,056)	38,304	3,731,056	(38,304)	-	-	-	-
Transfers from stage 1 to stage 3	(697,975)	27,097	-	-	697,975	(27,097)	-	-
Transfers from stage 2 to stage 1	708,096	(86,383)	(708,096)	86,383	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(892,418)	112,395	892,418	(112,395)	-	-
Transfers from stage 3 to stage 1	7,187	(5,457)	-	-	(7,187)	5,457	-	-
Transfers from stage 3 to stage 2	-	-	56,535	(34,889)	(56,535)	34,889	-	-
Remeasurement arising from transfer of stage	(57,304)	59,649	(131,960)	(84,391)	(143,019)	(788,544)	(332,283)	(813,286)
Remeasurement from remaining in the stage	(4,653,349)	(77,848)	(261,305)	24,899	50,574	(494,646)	(4,864,080)	(547,595)
Remeasurement due to changes in economics factors	-	(772,811)	-	(293,441)	-	(2,878)	-	(1,069,130)
Remeasurement due to changes in model inputs	-	331,595	-	131,911	-	4,960	-	468,466
Remeasurement due to methodological changes	-	215,377	-	40,491	-	(18,034)	-	237,834
New financial assets purchased/originated(1)	42,257,583	(601,500)	2,628,002	(325,057)	1,098,017	(706,337)	45,983,602	(1,632,894)
Financial assets that have been derecognized	(34,261,422)	202,191	(1,078,837)	124,173	(497,305)	292,603	(35,837,564)	618,967
Charges-off	(4,621)	408	(30,889)	8,392	(491,808)	518,518	(527,318)	527,318
Foreign Exchange and other movements	1,227,550	1,621	128,548	253	112,279	(8,281)	1,468,377	(6,407)
Balance at December 31, 2020	80,863,445	(1,212,753)	8,203,659	(761,415)	9,592,183	(5,699,552)	98,659,287	(7,673,720)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2020	35,957,631	(1,206,691)	1,969,289	(653,426)	1,773,750	(1,585,701)	39,700,670	(3,445,818)
Transfers of financial instruments:	(3,707,605)	73,070	2,272,046	(40,762)	1,435,559	(32,308)	-	-
Transfers from stage 1 to stage 2	(2,770,159)	161,268	2,770,159	(161,268)	-	-	-	-
Transfers from stage 1 to stage 3	(1,383,742)	112,749	-	-	1,383,742	(112,749)	-	-
Transfers from stage 2 to stage 1	335,819	(94,528)	(335,819)	94,528	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(238,526)	91,967	238,526	(91,967)	-	-
Transfers from stage 3 to stage 1	110,477	(106,419)	-	-	(110,477)	106,419	-	-
Transfers from stage 3 to stage 2	-	-	76,232	(65,989)	(76,232)	65,989	-	-
Remeasurement arising from transfer of stage	(57,958)	93,488	27,810	(701,575)	321,896	(2,088,963)	291,748	(2,697,050)
Remeasurement from remaining in the stage	(2,464,765)	(174,482)	(42,505)	(77,187)	(6,527)	(11,317)	(2,513,797)	(262,986)
Remeasurement due to changes in economics factors	-	(193,515)	-	(78,723)	-	14,943	-	(257,295)
Remeasurement due to changes in model inputs	-	(229,585)	-	(56,358)	-	(9,317)	-	(295,260)
Remeasurement due to methodological changes	-	174,522	-	5,783	-	13	-	180,318
New financial assets purchased/originated(1)	11,872,373	(581,092)	1,007,026	(343,514)	465,788	(393,820)	13,345,187	(1,318,426)
Financial assets that have been derecognized	(7,969,415)	220,085	(269,213)	85,520	(154,352)	139,176	(8,392,980)	444,781
Charges-off	(303,296)	75,717	(404,025)	187,363	(1,168,034)	1,612,275	(1,875,355)	1,875,355
Foreign Exchange and other movements	439,058	(1,600)	39,107	21,223	22,301	3,328	500,466	22,951
Balance at December 31, 2020	33,766,023	(1,750,083)	4,599,535	(1,651,656)	2,690,381	(2,351,691)	41,055,939	(5,753,430)
(1)	Includes financial assets purchased, originated and restructured.

Financial leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2020	21,069,884	(103,962)	1,857,427	(173,512)	1,623,518	(747,929)	24,550,829	(1,025,403)
Transfers of financial instruments:	(2,110,496)	(7,637)	864,373	72,160	1,246,123	(64,523)	-	-
Transfers from stage 1 to stage 2	(1,795,460)	14,441	1,795,460	(14,441)	-	-	-	-
Transfers from stage 1 to stage 3	(595,521)	8,606	-	-	595,521	(8,606)	-	-
Transfers from stage 2 to stage 1	271,917	(27,677)	(271,917)	27,677	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(694,294)	70,158	694,294	(70,158)	-	-
Transfers from stage 3 to stage 1	8,568	(3,007)	-	-	(8,568)	3,007	-	-
Transfers from stage 3 to stage 2	-	-	35,124	(11,234)	(35,124)	11,234	-	-
Remeasurement arising from transfer of stage	(15,234)	25,467	(21,789)	(175,238)	(32,869)	(596,970)	(69,892)	(746,741)
Remeasurement from remaining in the stage	(1,495,273)	(44,438)	(27,939)	(24,127)	16,038	(130,711)	(1,507,174)	(199,276)
Remeasurement due to changes in economics factors	-	(37,766)	-	(25,905)	-	(1,631)	-	(65,302)
Remeasurement due to changes in model inputs	-	30,674	-	19,613	-	(7,119)	-	43,168
Remeasurement due to methodological changes	-	(42,164)	-	(431)	-	(1,754)	-	(44,349)
New financial assets purchased/originated(1)	2,652,974	(32,284)	201,858	(20,383)	26,014	(13,934)	2,880,846	(66,601)
Financial assets that have been derecognized	(1,447,843)	7,161	(94,995)	15,893	(101,053)	45,235	(1,643,891)	68,289
Charges-off	(245)	6	(9,645)	737	(30,260)	39,407	(40,150)	40,150
Foreign Exchange and other movements	327,409	872	2,839	743	2,501	(1,583)	332,749	32
Balance at December 31, 2020	18,981,176	(204,071)	2,772,129	(310,450)	2,750,012	(1,481,512)	24,503,317	(1,996,033)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2020	21,584,674	(115,817)	1,340,380	(166,255)	1,058,229	(578,593)	23,983,283	(860,665)
Transfers of financial instruments:	(1,953,986)	(37,087)	1,751,078	17,155	202,908	19,932	-	-
Transfers from stage 1 to stage 2	(2,107,576)	16,759	2,107,576	(16,759)	-	-	-	-
Transfers from stage 1 to stage 3	(158,243)	5,534	-	-	158,243	(5,534)	-	-
Transfers from stage 2 to stage 1	257,791	(36,111)	(257,791)	36,111	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(193,935)	29,595	193,935	(29,595)	-	-
Transfers from stage 3 to stage 1	54,042	(23,269)	-	-	(54,042)	23,269	-	-
Transfers from stage 3 to stage 2	-	-	95,228	(31,792)	(95,228)	31,792	-	-
Remeasurement arising from transfer of stage	(29,583)	45,506	(14,999)	(68,139)	55,225	(162,553)	10,643	(185,186)
Remeasurement from remaining in the stage	(670,018)	(1,610)	(29,867)	28,275	37,035	(95,904)	(662,850)	(69,239)
Remeasurement due to changes in economics factors	-	(12,789)	-	(88,897)	-	57,295	-	(44,391)
Remeasurement due to changes in model inputs	-	(63,963)	-	19,573	-	(17,785)	-	(62,175)
Remeasurement due to methodological changes	-	77,559	-	27,589	-	-	-	105,148
New financial assets purchased/originated(1)	3,405,877	(19,252)	83,612	(8,025)	12,878	(6,318)	3,502,367	(33,595)
Financial assets that have been derecognized	(1,126,329)	6,450	(62,141)	7,996	(103,654)	55,729	(1,292,124)	70,175
Charges-off	(823)	13	(101)	82	(88,803)	89,632	(89,727)	89,727
Foreign Exchange and other movements	466,751	(513)	25,728	(491)	15,041	(1,310)	507,520	(2,314)
Balance at December 31, 2020	21,676,563	(121,503)	3,093,690	(231,137)	1,188,859	(639,875)	25,959,112	(992,515)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2020	1,088,656	(39,456)	70,219	(16,615)	120,533	(84,445)	1,279,408	(140,516)
Transfers of financial instruments:	(115,997)	5,969	28,366	2,844	87,631	(8,813)	-	-
Transfers from stage 1 to stage 2	(58,455)	3,597	58,455	(3,597)	-	-	-	-
Transfers from stage 1 to stage 3	(71,502)	5,749	-	-	71,502	(5,749)	-	-
Transfers from stage 2 to stage 1	6,941	(1,847)	(6,941)	1,847	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(25,717)	6,015	25,717	(6,015)	-	-
Transfers from stage 3 to stage 1	7,019	(1,530)	-	-	(7,019)	1,530	-	-
Transfers from stage 3 to stage 2	-	-	2,569	(1,421)	(2,569)	1,421	-	-
Remeasurement arising from transfer of stage	(2,093)	2,523	(7,658)	(11,680)	(24,797)	(66,242)	(34,548)	(75,399)
Remeasurement from remaining in the stage	(119,612)	4,178	(1,359)	(2,026)	(278)	(12,344)	(121,249)	(10,192)
Remeasurement due to changes in economics factors	-	(19,442)	-	(522)	-	486	-	(19,478)
Remeasurement due to changes in model inputs	-	12,172	-	1,348	-	252	-	13,772
Remeasurement due to methodological changes	-	(326)	-	72	-	-	-	(254)
New financial assets purchased/originated(1)	359,511	(18,809)	39,573	(12,742)	26,816	(20,925)	425,900	(52,476)
Financial assets that have been derecognized	(256,947)	7,606	(9,387)	2,433	(7,390)	5,382	(273,724)	15,421
Charges-off	(8,010)	653	(11,606)	3,428	(48,237)	63,772	(67,853)	67,853
Foreign Exchange and other movements	20,314	269	1,507	131	2,320	524	24,141	924
Balance at December 31, 2020	965,822	(44,663)	109,655	(33,329)	156,598	(122,353)	1,232,075	(200,345)
(1)	Includes financial assets purchased, originated and restructured.

Impact of movements in the value of the portfolio and loss allowance by Stage

December 2021 vs December 2020

Stage 1 (12-month expected credit losses)

The exposure value in stage 1 increased by COP 28,847,204 and the loss allowance decreased by COP 878,256. The increase in the portfolio in this stage is mainly due to newly granted loans in 2021, which increased 34% from December 2020 to December 2021. The second cause of this increase is the currency conversion of loans from Dollars to Colombian Pesos due to the 16% increase in the Exchange Rate compared to the same period of the previous year. The decrease in the loss allowance is due to the change in macroeconomic expectations that are more favorable for this year.

Stage 2 (Lifetime expected credit losses)

The exposure value in stage 2 increased by COP 521,085 and the loss allowance also increased by COP 313,787. The increase in exposure in this stage is mainly explained by specific loan migrations from Stage 3 to Stage 2 from clients in the agribusiness sector for a value of COP 681,480. The loss allowance increase is explained mainly by exposures transferred from Stage 1 to Stage 2 and the constitution of loss allowance made on debtors with financial relief, which allows reflecting a level of provisions in accordance with the situation that is expected to exist in the portfolio once the relief ends.

Stage 3 (Lifetime expected credit losses)

The exposure at default in stage 3 decreased by COP 454,536 and the loss allowance decreased by COP 208,353. The variation in exposure is mainly due to the charge-off of a significant client in the natural resources sector for a value of COP 401,163. The decrease of loss allowance is in line with the movements of the portfolio in this Stage, offset by the constitution of provision as a consequence of the increase of 16% in the restatement of credits compared to the same period of the previous year due to the effects of the foreign exchange differences and the increase in the loss allowance of new significant clients in default, especially in the building industry in Colombia for COP 45,868.

NOTE 7. LEASES

7.1. Lessor

Finance leases

The Bank has entered into lease agreements as the lessor. These lease arrangements involve machinery and equipment, computer equipment, vehicles and furniture and fixtures, and their terms range between one and ten years, as follows:

As of December 31, 2021

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,183,637	735,304
Between 1 and 5 years	8,352,753	6,958,333
Greater than 5 years	25,499,661	17,425,991
Total gross investment in finance lease receivable/ present value of minimum payments	35,036,051	25,119,628
Less: Future financial income(1)	(9,916,423)	-
Present value of payments receivable(2)	25,119,628	25,119,628
Minimum non-collectable payments impairment	(1,520,880)	(1,520,880)
Total	23,598,748	23,598,748
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See Note 6. Loans and advances to customers, net.

As of December 31, 2020

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,242,852	1,103,071
Between 1 and 5 years	10,228,072	8,532,456
Greater than 5 years	21,682,923	14,867,790
Total gross investment in finance lease receivable/ present value of minimum payments	33,153,847	24,503,317
Less: Future financial income(1)	(8,650,530)	-
Present value of payments receivable(2)	24,503,317	24,503,317
Minimum non-collectable payments impairment	(1,996,033)	(1,996,033)
Total	22,507,284	22,507,284
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See Note 6. Loans and advances to customers, net.

Unsecured residual value (*)

The following table sets the unsecured residual values by type of asset as of December 31, 2021 and 2020:

Type of asset	December 31, 2021	December 31, 2020
In millions of COP
Technological equipment	37,139	31,761
Vehicles	23,912	21,578
Machinery and equipment	11,683	11,170
Furniture and fixtures	128	138
Total	72,862	64,647

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

Amounts recognized as income for extensions

At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2021	December 31, 2020
In millions of COP
Technological equipment	15,210	16,217
Buildings	3,052	3,032
Machinery and equipment	720	1,481
Vehicles	537	527
Furniture and fixtures	1	1
Total	19,520	21,258

As of December 31, 2021 and 2020, the financial leases income amounted to COP 1,440,493 and COP 1,829,971, respectively.

Operating leases

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancellable operating lease arrangements. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from one to ten years.

The following table presents the information of minimum payments by lease to be received:

	December 31, 2021	December 31, 2020
In millions of COP
Less than 1 year	400,296	343,516
Between 1 and 5 years	308,802	465,069
Greater than 5 years	75,521	71,622
Total	784,619	880,207

As of December 31, 2021 and 2020, the operating lease income amounted to COP 787,561 and COP 577,449, respectively.

Risk management associated with leases

The Bank, acting as a lessor of operating leases, has a comprehensive asset management model for those assets classified as property, plant and equipment. This model includes an impairment test that evaluates indicators that impact the assets, which is carried out annually. The test evaluates both external indicators (economic and legal), and internal ones (insurance, maintenance and used market sales). The Bank performs a detailed review process at the time of return of the asset by the lessees in order to guarantee their operating conditions. Additionally, the Bank employs experts apart from the sales force, who constantly monitor the conditions of the second-hand market, and carry out back-testing in order to determine the consistency of the residual value model, and periodically review the results together with key managers. All of the above is complemented by agreements with suppliers, which allow the exchange of information, knowledge and, in some cases, the structuring of residual risk mitigation mechanisms.

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

7.2. Lessee

The Bank has entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as certain Computer equipment. As of December 31, 2021 and 2020, the rollforward of right of use assets was as follows:

As of December 31, 2021

		Roll - forward
Right of use assets	Balance at January 01, 2021	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation	Effect of changes in foreign exchange rate	Balance at December 31, 2021
In millions of COP
Buildings
Cost	1,845,970	48,913	61,281	-	(64,972)	(11,048)	135,010	2,015,154
Accumulated depreciation	(278,008)	-	-	(163,422)	30,637	11,055	(31,409)	(431,147)
Furniture and fixtures
Cost	3,466	224	-	-	-	(9)	291	3,972
Accumulated depreciation	(1,674)	-	-	(969)	-	-	(178)	(2,821)
Computer equipment
Cost	65,681	14,723	-	-	(526)	3,304	4,175	87,357
Accumulated depreciation	(18,282)	-	-	(13,606)	440	-	(1,090)	(32,538)
Vehicles
Cost	58,103	22,195	-	-	(7,292)	(1,029)	392	72,369
Accumulated depreciation	(14,241)	-	-	(12,822)	10,567	282	(267)	(16,481)
Total right of use assets – cost	1,973,220	86,055	61,281	-	(72,790)	(8,782)	139,868	2,178,852
Total right of use assets - accumulated depreciation	(312,205)	-	-	(190,819)	41,644	11,337	(32,944)	(482,987)
Total right of use assets, net	1,661,015	86,055	61,281	(190,819)	(31,146)	2,555	106,924	1,695,865
(1)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2020

		Roll - forward
Right of use assets	Balance at January 01, 2020	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation	Effect of changes in foreign exchange rate	Balance at December 31, 2020
In millions of COP
Buildings
Cost	1,754,066	70,028	24,306	-	(78,748)	36,693	39,625	1,845,970
Accumulated depreciation	(134,306)	-	-	(183,452)	40,107	-	(357)	(278,008)
Furniture and fixtures
Cost	3,842	-	-	-	(463)	5	82	3,466
Accumulated depreciation	(906)	-	-	(991)	211	-	12	(1,674)
Computer equipment
Cost	57,116	31,492	-	-	(21,567)	(3,278)	1,918	65,681
Accumulated depreciation	(16,795)	-	-	(17,338)	15,794	-	57	(18,282)
Vehicles
Cost	33,103	41,435	-	-	(13,665)	(2,948)	178	58,103
Accumulated depreciation	(4,004)	(1,767)	-	(10,129)	1,766	(36)	(71)	(14,241)
Total right of use assets – cost	1,848,127	142,955	24,306	-	(114,443)	30,472	41,803	1,973,220
Total right of use assets - accumulated depreciation	(156,011)	(1,767)	-	(211,910)	57,878	(36)	(359)	(312,205)
Total right of use assets, net	1,692,116	141,188	24,306	(211,910)	(56,565)	30,436	41,444	1,661,015
(1)	See Note 26.3 Impairment, depreciation and amortization.

The following table sets forth the changes in lease liabilities as of December 31, 2021 and 2020:

As of December 31, 2021

Concept	Total
In millions of COP
Balance at January 01, 2021	1,818,358
(+) New contracts	63,515
(+/-) Reassessment of the lease liability	(41,800)
(-) Payments	(259,140)
(+) Accrued Interest(1)	122,011
(+/-) Effect of changes in foreign exchange rate	116,133
Balance at December 31, 2021	1,819,077
(1)	The difference of COP 10,455 with the interest expense on lease liabilities recognized in the Consolidated Statement of Comprehensive Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.

As of December 31, 2020

Concept	Total
In millions of COP
Balance at January 01, 2020	1,831,585
(+) New contracts	98,107
(+/-) Reassessment of the lease liability	(12,546)
(-) Payments	(261,297)
(+) Accrued Interest(1)	126,846
(+/-) Effect of changes in foreign exchange rate	35,663
Balance at December 31, 2020	1,818,358
(1)	The difference of COP 8,246 with the interest expensive on lease liabilities recognized in the Consolidated Statement of Comprehensive Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.

The following table shows maturity analysis of lease liabilities as of December 31, 2021 and 2020:

As of December 31, 2021

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	5,632	49,939	39,367	1,665,386	1,760,324
Vehicles	159	119	-	-	278
Computer equipment	-	29,964	15,890	11,559	57,413
Furniture and fixtures	566	496	-	-	1,062
Total lease liabilities	6,357	80,518	55,257	1,676,945	1,819,077

As of December 31, 2020

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	5,562	42,237	62,490	1,656,546	1,766,835
Vehicles	-	446	131	-	577
Computer equipment	875	3,486	33,188	11,471	49,020
Furniture and fixtures	-	949	977	-	1,926
Total lease liabilities	6,437	47,118	96,786	1,668,017	1,818,358

The following table shows the weighted average rates and average useful life of right of use assets as of December 31, 2021 and 2020:

As of December 31, 2021

Right of use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	207	123	5.35%
Computer equipment	72	40	6.94%
Furniture and fixtures	45	12	6.50%
Vehicles	46	18	3.79%

As of December 31, 2020

Right of use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	295	159	5.96%
Computer equipment	70	38	4.53%
Furniture and fixtures	45	24	6.55%
Vehicles	42	23	3.68%

The future cash outflows of variable lease payments and termination options that are not reflected in the measurement of lease liabilities as of December 31, 2021 and 2020, amount to COP 2,373 and COP 2,323.

The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2021 and 2020:

As of December 31, 2021

Right of use assets	Financial interest		Expenses depreciation(2)	Payments of penalties	Effect of changes in foreign exchange rate	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	109,062		163,422	2,108	250	961	249	2,038
Vehicles	16		12,822	-	-	-	18	-
Computer equipment	2,381		13,606	-	-	-	5,103	-
Furniture and fixtures	97		969	-	-	875	1,193	-
Total	111,556	(1)	190,819	2,108	250	1,836	6,563	2,038
(1)	Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 10,455, see Note 25.2 Interest expenses.
(2)	See Note 26.3 Impairment, depreciation and amortization.
(0)

As of December 31, 2020

Right of use assets	Financial interest		Expenses depreciation(2)	Payments of penalties	Effect of changes in foreign exchange rate	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	117,680		183,452	247	(375)	1,809	2,992	679
Vehicles	263		10,129	-	-	-	24	-
Computer equipment	499		17,338	-	-	-	820	-
Furniture and fixtures	158		991	-	-	542	4,006	-
Total	118,600	(1)	211,910	247	(375)	2,351	7,842	679
(1)	Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 8,246, see Note 25.2 Interest expenses.
(2)	See Note 26.3 Impairment, depreciation and amortization.

The following table contains the minimum payments lease liabilities as of December 31, 2021 and 2020:

As of December 31, 2021

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP

Buildings	5,890	56,726	46,573	2,394,751	2,503,940
Vehicles	160	129	-	-	289
Computer equipment	-	32,439	21,693	13,228	67,360
Furniture and fixtures	-	1,096	-	-	1,096
Total minimum payments lease liabilities	6,050	90,390	68,266	2,407,979	2,572,685

As of December 31, 2020

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP

Buildings	5,697	45,492	71,088	2,444,892	2,567,169
Vehicles	-	458	145	-	603
Computer equipment	1,006	3,756	35,181	14,415	54,358
Furniture and fixtures	-	1,002	1,052	-	2,054
Total minimum payments lease liabilities	6,703	50,708	107,466	2,459,307	2,624,184

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

Concepts	January 1, 2019
Increase in right of use assets(1)	1,543,427
Net of deferred tax	(119,173)
Increase in lease liabilities	1,848,833
Net of effect of changes in foreign exchange rate	(9,560)
Decrease in retained earnings	184,248
(1)	The increase in right of use assets for COP 1,543,427 differs from the COP 1,572,446 presented in the right of use assets at January 01, 2019, in the amount of COP 29,019 due the financial leases recognized by Transportempo S.A.S.

under IAS 17 at December 31, 2018.

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2021	December 31, 2020
In millions of COP
Investments in associates(1)	2,138,156	1,973,092
Investments in joint ventures	582,403	533,223
Total	2,720,559	2,506,315
(1)	As of December 31, 2021 and 2020, the amount includes investments in associates at fair value for COP 1,358,368 and COP 1,263,765, respectively and investments in associates at equity method value for COP 779,788 COP 709,327 respectively. See Note 30 Fair value of assets and liabilities.

The following are the investments in associates that the Bank holds as of December 31, 2021 and 2020:

As of December 31, 2021

Investments in Associates
			% of
Company name	Main activity	Country	Ownership	Included in	Accumulated	OCI (Equity		OCI (TA) (4)	OCI (Deferred		Carrying
			interest	earnings (1)	OCI (2)	method) (3)			tax) (5)		amount
In millions of COP
Investments in associates
P.A Viva Malls.(6)	Development and operation of commercial spaces	Colombia	49.00%	105,202	-	-		-	-		1,355,688
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	56,901	17,694	2,165		-	(824)		630,821
Titularizadora Colombiana S.A. Hitos.*	Mortgage portfolio securities	Colombia	26.98%	737	(1,379)	19		-	(34)		34,241
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	3,743	(605)	46		-	(48)		26,045
ACH Colombia S.A.*	Electronic transfer services	Colombia	19.94%	14,448	(952)	-		-	(85)		18,854
P.A La Felicidad.*(7)	Real estate ecosystems	Colombia	20.00%	3	-	-		-	-		14,443
Servicio Salvadoreño de Protección, S. A. de C.V.*	Custodial services and transfer of monetary types	El Salvador	25.00%	1,549	(740)	(13)		(210)	9		13,145
P.A Madrid II.*(8)	Real estate ecosystems	Colombia	20.00%	(3)	-	-		-	-		9,117
Reintegra S.A.S.*(9)	Collections and recovery of portfolio	Colombia	46.00%	-	1,742	-		-	-		8,049
P.A Boreal.*(10)	Real estate ecosystems	Colombia	20.00%	1,520	-	-		-	-		7,942
Servicios Financieros, S.A. de C.V.*	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	803	9	-		(81)	-		7,801
Servicios de Identidad Digital S.A.S.*(11)	Provide digital citizens services	Colombia	33.33%	(4,878)	-	-		-	-		4,566
P.A Distrito Vera.*(12)	Real estate ecosystems	Colombia	33.33%	237	-	-		-	-		2,680
ACH de El Salvador, S. A. de C.V.*	Electronic transfer services	El Salvador	25.00%	395	6	-		(139)	-		1,686
P.A Mirador de la Ciénaga.*(13)	Real estate ecosystems	Colombia	13.00%	(1)	-	-		-	-		1,329
Agricapital S.A.S.*(14)	Financial services	Colombia	10.02%	(63)	-	-		-	-		1,191
Internacional Ejecutiva de Aviación S.A.S.*(15)	Aircraft and aircraft travel	Colombia	25.00%	(1,560)	(170)	674		-	-		558
Net investments in associates				179,033	15,605	2,891	(16)	(430)	(982)	(16)	2,138,156
(1)	Corresponds to the income recognized as equity method in the Consolidated statement of Income for the year ended December 31, 2021. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2021.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2021.
(4)	Corresponds to the other comprehensive income recognized as Translation Adjustment of Foreign Currency (TA) for the year ended December 31, 2021.
(5)	Corresponds to the other comprehensive income recognized as deferred tax for the year ended December 31, 2021.
(6)	During 2021, the investment in the associate P.A Viva Malls made a refund of contributions by COP 13,279.
(7)	During 2021, Banca de inversión Bancolombia S.A ancreased its capital contribution in P.A La Felicidad by COP 2,413.
(8)	During 2021, Banca de inversión Bancolombia S.A increased its capital contribution in P.A Madrid II by COP 1,954.
(9)	The carrying amount includes the elimination of downstream transactions between Bancolombia S.A. and Reintegra S.A.S made during 2020 and 2019.
(10)	During 2021, the investment in the associate P.A Boreal made a refund of contributions by COP 3,300.
(11)	During 2021, the Bank increased its capital contribution in Servicios de Identidad Digital S.A.S by COP 4,539.
(12)	In 2021, the initial cost of the company was COP 3,191, additionally, the FCP Fondo Inmobiliario Colombia, a Bank´s subsidiary, increased its capital contribution in P.A Distrito Vera by COP 1,780. During the same year, Distrito Vera made a restitution of contributions for COP 2,529.
(13)	During 2021, Inversiones CFNS S.A.S, the Bank's subsidiary, acquired 20% interest in P.A. Mirador de la Cienaga. This investment is part of an agreement that will enable the development of housing solutions with high sustainability standards. The amount of COP 1,330 was disbursed as capital contributions.
(14)	During 2021, the Bank acquired 10.02 % interest in Agricapital S.A.S.by COP 1,254.
(15)	During 2021, given the continued losses of the company, the Bank management performed a valuation, to establish the fair value of Internacional Ejecutiva de Aviación S.A.S. As a result of the valuation, the fair value of the investment was lower than the book value, for this, the Bank recorded an impairment in the Statement of Income for COP 1,733. See note 25.5 Dividends and net income on equity investments. During the same year, the Bank sold 25% interest in the associate Internacional Ejecutiva de Aviación by COP 1,148.
(16)	See Consolidated Statement of Comprehensive Income.

(*)  For the purposes of applying the equity method of accounting, financial statements as of November 30, 2021 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2021.

As of December 31, 2020

Investments in Associates
			% of
Company name	Main activity	Country	Ownership	Included in	Accumulated	OCI (Equity		OCI (TA) (4)	OCI (Deferred		Carrying
			interest	earnings (1)	OCI (2)	method) (3)			tax) (5)		amount
In millions of COP
Investments in associates
P.A Viva Malls.	Development and operation of commercial spaces	Colombia	49.00%	56,116	-	-		-	-		1,263,765
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	59,959	15,529	264		-	(56)		582,073
Titularizadora Colombiana S.A. Hitos*	Mortgage portfolio securities	Colombia	26.98%	2,274	(1,398)	172		-	(7)		36,081
Redeban Multicolor S.A.*	Network data transmission services	Colombia	20.36%	816	(651)	-		-	1		22,256
ACH Colombia S.A.*	Electronic transfer services	Colombia	19.94%	9,191	(952)	-		-	3		13,505
P.A La Felicidad.(6)	Real estate development	Colombia	20.00%	-	-	-		-	-		12,027
Servicio Salvadoreño de Protección, S. A. de C.V.*	Custodial services and transfer of monetary types	El Salvador	25.00%	241	(727)	-		(5)	(29)		9,914
P.A Boreal*(6)	Real estate development	Colombia	20.00%	6	-	-		-	-		9,722
P.A Madrid II.(6)	Real estate development	Colombia	20.00%	-	-	-		-	-		7,166
Servicios Financieros, S.A. de C.V.*(7)	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	395	9	-		36	-		5,991
Servicios de Identidad Digital S.A.S.(8)	Provide digital citizens services	Colombia	33.33%	(2,798)	-	-		-	-		4,905
Internacional Ejecutiva de Aviación S.A.S.(9)	Aircraft and aircraft travel	Colombia	33.33%	(2,827)	(844)	(1,194)		-	12		4,338
ACH de El Salvador, S. A. de C.V.*	Electronic transfer services	El Salvador	25.00%	204	6	-		(56)	-		1,349
Reintegra S.A.S.* (10)	Collections and recovery of portfolio	Colombia	46.00%	-	1,742	-		-	-		-
Net investments in associates				123,577	12,714	(758)	(9)	(25)	(76)	(9)	1,973,092
(1)	Corresponds to the income recognized as equity method in the Consolidated Statement of Income for the year ended December 31, 2020. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2020.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2020.
(4)	Corresponds to the other comprehensive income recognized as Translation Adjustment of Foreign Currency (TA) for the year ended December 31, 2020.
(5)	Corresponds to the other comprehensive income recognized as deferred tax for the year ended December 31, 2020.
(6)	During 2020, Banca de inversión Bancolombia S.A. and Inversiones CFNS S.A.S, the Bank's subsidiaries, acquired 20% interest in P.A. La Felicidad, P.A. Boreal and P.A. Madrid II. These investments are part of an agreement that will enable the development of housing solutions with high sustainability standards. The amount of COP 28,910 were disbursed as capital contributions.
(7)	In October 2020, Banco Agricola S.A, a Bank´s subsidiary, increased its capital contribution in Serfinsa S.A by USD 670. This contribution increased the ownership interest by 1.92%.
(8)	During 2020, the Bank increased its capital contribution in Servicios de Identidad S.A.S by COP 5,333.
(9)	During 2020, given the continued losses of the company, the Bank management performed a valuation, to establish the fair value of Internacional Ejecutiva de Aviación S.A.S. As a result of the valuation, the fair value of the investment was lower than the book value, for this, the Bank recorded an impairment in the Consolidated Statement of Income for COP 4,399. See note 25.5 Dividends and net income on equity investments.
(10)	In 2020, the Bank increased its capital contribution in Reintegra S.A.S by COP 1,612. The carrying amount at the end of the year is zero, because the amount of downstream transactions between Bancolombia S.A. and Reintegra made during 2020 and 2019, exceeds the net investment on the entity.

(11)	See Consolidated Statement of Comprehensive Income.

(*)  For the purposes of applying the equity method of accounting, financial statements as of November 30, 2020 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2020.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2021 and 2020:

As of December 31, 2021

				Income from
	Assets	Liabilities	OCI	ordinary activities	Profits	Dividends
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Declared)
In millions of COP
P.A Viva Malls.	2,810,414	43,703	-	514,485	214,538	50,208
Protección S.A.	3,698,529	1,461,115	74,155	1,816,422	276,519	10,331
Titularizadora Colombiana S.A. Hitos.	131,166	8,303	20,663	27,341	3,347	2,596

As of December 31, 2020

				Income from
	Assets	Liabilities	OCI	ordinary activities	Profits	Dividends
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Declared)
In millions of COP
P.A Viva Malls.	2,633,341	54,228	-	328,937	42,253	42,169
Protección S.A.	3,031,933	1,031,421	63,571	1,983,426	291,391	24,697
Titularizadora Colombiana S.A. Hitos.	142,522	12,840	20,595	31,341	7,376	3,412

The following are the joint ventures that the Bank holds as of December 31, 2021 and 2020:

As of December 31, 2021

			% of			OCI
Company name	Main activity	Country	Ownership	Included in	Accumulated	(Deferred	Carrying
			interest	earnings(1)	OCI (2)	tax)(3)	amount
In millions of COP
Investments in joint ventures
Compañía de financiamiento TUYA S.A.(4)	Financing Services	Colombia	50.00%	5,342	-	-	546,633
Fideicomiso Ruta del Sol - compartimento A.*(5)	Investment in infrastructure projects	Colombia	25.90%	16,657	13	-	16,664
Puntos Colombia S.A.S.*	Administration of the customers loyalty	Colombia	50.00%	1,894	-	-	9,601
Ecosistemas Digitales de Negocio S.A.S.*(6)	Digital electronic billing services	Colombia	50.00%	734	-	-	3,615
VILIV S.A.S.*(7)	Market place	Colombia	50.00%	(2,420)	-	-	3,346
P.A Muverang.*(8)	Sustainable mobility services	Colombia	33.33%	(1,392)	-	-	2,544
P.A Reintegra.*(9)	Collections and recovery of portfolio	Colombia	46.00%	-	-	-	-
Vlipco S.A.S.*(10)	Technology services provider	Colombia	47.40%	(196)	-	-	-
Net investments in joint ventures				20,619	13	-	582,403
(1)	Corresponds to the income recognized as equity method in the Consolidated Statement of Income for the year ended December 31, 2021. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2021.
(3)	Corresponds to the other comprehensive income as deferred tax for the year ended December 31, 2021.
(4)	During 2021, The Bank increases its capital contribution in Compañia de Financiamiento TUYA S.A by COP 24,500.
(5)	During 2021, The Bank through Inversiones CFNS S.A.S increases its capital contribution in Fideicomiso Ruta del Sol - compartimento A by COP 7.
(6)	During 2021, The Bank through Inversiones CFNS S.A.S increases its capital contribution in Ecosistemas Digitales de Negocio S.A.S. for COP 1,565.

(7)	During 2021, Banca de Inversión Bancolombia S.A increases its capital contribution in Viliv S.A.S. by COP 4,050.
(8)	During 2021, The Bank through Inversiones CFNS S.A.S increases its capital contribution in P.A Muverang for COP 2,220.
(9)	In 2021, the Bank adquire a 46% interest in P.A Reintegra by COP 17. The carrying amount at the end of the year is zero, because the amount of downstream transactions between Bancolombia S.A. and P.A Reintegra made during 2021.
(10)	In November 2021, the Bank acquired 91,791 shares of the investment in Vlipco S.A.S. by amount of COP 9,474, in this operation the Bank increased its interest to 94.77%, a result of this transaction The Bank acquired control and changed its classification to subsidiary. See Note 9.3 Business Combinations.

For the purposes of applying the equity method of accounting, financial statements as of November 30, 2021 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2021.

As of December 31, 2020

			% of			OCI
Company name	Main activity	Country	Ownership	Included in	Accumulated	(Equity	Carrying
			interest	earnings(1)	OCI (2)	method) (3)	amount
In millions of COP
Investments in joint ventures
Compañía de financiamiento TUYA S.A.(4)	Financing company	Colombia	50.00%	13,333	-	(13)	516,791
Puntos Colombia S.A.S	Administration of the customers loyalty	Colombia	50.00%	6,334	-	-	7,707
Vlipco S.A.S.(5)	Technology services provider	Colombia	47.28%	(672)	-	-	3,977
Ecosistemas Digitales de Negocio S.A.S.(6)	Collaborative digital ecosystems	Colombia	50.00%	(3,226)	-	-	1,316
P.A Muverang (before P.A Dinamarca) .(7)	Sustainable mobility services	Colombia	33.33%	(818)	-	-	1,716
VILIV S.A.S.(8)	Market place	Colombia	50.00%	(906)	-	-	1,716
Fideicomiso Ruta del Sol - compartimento A.(9)	Investment in infrastructure projects	Colombia	26.50%	(3)	13	-	-
P.A CRECE.(8)	Non-financial products and services platform	Colombia	50.00%	(1,000)	-	-	-
P.A Servicios Tecnológicos Arus- Bancolombia.(10)	Technology services provider	Colombia	-	(23)	-	-	-
Net investments in joint ventures				13,019	13	(13)	533,223
(1)	Corresponds to the income recognized as equity method in the Consolidated Statement of Income for the year ended December 31, 2020. See Note 25.5 Dividends and net income on equity investments.
(2)	Corresponds to the accumulated other comprehensive income as of December 31, 2020.
(3)	Corresponds to the other comprehensive income recognized as equity method for the year ended December 31, 2020.
(4)	During 2020, The Bank increases its capital contribution in Compañia de Financiamiento TUYA S.A. for COP 37,002.
(5)	In October 2020, the Bank capitalized the company for COP 460.
(6)	In April 2020, the Bank through Inversiones CFNS S.A.S, entered into an agreement with GDX Colombia S.A.S. to form the joint venture Ecosistemas Digitales de Negocio S.A.S., the initial contribution was of COP 3,514, and then increases its capital contribution for COP 1,028. The purpose of the entity is to provide electronic invoicing services.
(7)	During 2020, The Bank through Inversiones CFNS S.A.S increases its capital contribution in P.A Muverang (before P.A Dinamarca) for COP 2,034.
(8)	In April 2020, Banca de Inversión Bancolombia S.A, a Bank subsidiary, increases its capital contribution in P.A CRECE for COP 1,013. In August 2020, Banca de Inversión Bancolombia S.A. transferred its rights in P.A CRECE to a new joint venture VILIV S.A.S., the net value of the rights transferred was COP 1,022. In September 2020, Banca de Inversión Bancolombia S.A. increases its capital contribution in VILIV S.A.S. for COP 1,600.
(9)	During 2020, The Bank through Inversiones CFNS S.A.S increases its capital contribution in Fideicomiso Ruta del Sol - compartimento A for COP 3.
(10)	In July 2020, the Joint venture P.A Servicios Tecnológicos Arus- Bancolombia was liquidated.

The following is additional information regarding the Bank’s most significant joint ventures as of December 31, 2021 and 2020:

As of December 31, 2021

				Income from
	Assets		Liabilities	ordinary activities	Profits		Dividends
Company name	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(Declared)
In millons of COP
Compañía de financiamiento TUYA S.A.	3,965,397	(1)	3,392,041	1,675,439	10,681	(2)	-
(1)	Includes cash and cash equivalents by COP 353,348.
(2)	Includes interest and valuation income by COP 630,936, interest expenses by COP 82,537, depreciation and amortization by COP 21,113 and income tax by COP 13,828.

As of December 31, 2020

				Income from
	Assets		Liabilities	ordinary activities	(Loss)		Dividends
Company name	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(Declared)
In millons of COP
Compañía de financiamiento TUYA S.A.	3,235,475	(1)	2,721,800	1,524,072	26,665	(2)	-
(1)	Includes cash and cash equivalents by COP 339,044.
(2)	Includes intereset and valuation income by COP 605,979, interest expenses by COP 142,770, depreciation and amortization by COP 18,692 and income tax by COP 2,381.

As of December 31, 2021 and 2020, there are no restrictions on the ability of the associates and joint ventures to transfer funds to the Bank in the form of cash dividends.

As of December 31, 2021 and 2020, there are no contingent liabilities incurred by the Bank regarding its interests in the aforementioned joint ventures and associates.

NOTE 9. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill net are as follows:

	December 31, 2021	December 31, 2020
In millions of COP
Intangible assets	485,626	495,606
Goodwill(1)	8,143,146	7,011,715
Total	8,628,772	7,507,321
(1)	Includes the goodwill recognized for the acquisition of Vlipco S.A.S. See Note 9.3 Business combination.

9.1. Intangible assets

The following table sets forth the Bank’s intangible assets as of December 31, 2021 and 2020, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2021

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2021	20,293	823,318	395,726	1,239,337
Acquisitions	-	144,514	-	144,514
Acquisitions through business combination(1)	-	13,196	-	13,196
Write off	-	(49,805)	-	(49,805)
Foreign currency translation adjustment	3,244	66,386	63,254	132,884
Balance at December 31, 2021	23,537	997,609	458,980	1,480,126
(1)	See Note 9.3 Business combination.

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2021	14,495	398,521	330,715	743,731
Write off	-	(49,805)	-	(49,805)
Amortization expense(1)	3,165	131,288	63,716	198,169
Foreign currency translation adjustment	2,514	43,051	56,840	102,405
Balance at December 31, 2021	20,174	523,055	451,271	994,500

Intangible assets at December 31, 2021, net	3,363	474,554	7,709	485,626
(1)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2020

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2020	19,375	768,923	377,815	1,166,113
Acquisitions	-	106,404	-	106,404
Write off	-	(68,484)	-	(68,484)
Foreign currency translation adjustment	918	16,475	17,911	35,304
Balance at December 31, 2020	20,293	823,318	395,726	1,239,337

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2020	11,071	342,229	273,855	627,155
Write off	-	(68,484)	-	(68,484)
Amortization expense(1)	3,118	113,452	47,184	163,754
Foreign currency translation adjustment	306	11,324	9,676	21,306
Balance at December 31, 2020	14,495	398,521	330,715	743,731

Intangible assets at December 31, 2020, net	5,798	424,797	65,011	495,606
(1)	Licenses, software and computer applications includes cancellations of Core Factoring and Sede 30 projects amounted to COP 6,879 and COP 2,716, respectively. See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2021 and 2020, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.

As of December 31, 2021 and 2020, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs related to software development

During the period ending at December 31, 2021, 2020 and 2019, the Bank incurred costs that are directly related to software development in the amounts of COP 11,882, COP 18,736 and COP 85,532, respectively. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which are: Implementation of the New GAP Application (ALM), Core Banking Renewal - Collections, Connected and SAP BPC (automation of the disclosure process). The expenses were recorded mainly as fees in the line ‘Other administrative and general expenses’ of the Consolidated statement of Income.

Intangibles which did not meet the criteria to be recognized as assets

During the period ended December 31, 2021, 2020 and 2019, the Bank recognized in the statement of income the amount of COP 10,046, COP 86,168 and 48,584, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

9.2   Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2021	December 31, 2020
In millions of COP
Balance at beginning of the year, net	7,011,715	6,694,354
Acquisitions(1)	10,660	-
Effect of change in foreign exchange rate(2)	1,120,771	317,361
Balance at end of the year, net	8,143,146	7,011,715
(1)	Corresponds to the goodwill recognized for the acquisition of Vlipco S.A.S. See Note 9.3 Business combination
(2)	The conversion rate from US dollars to Colombian pesos at the end of December 31, 2021 is COP 3,981.16 (in pesos) and 2020 is COP 3,432.50 (in pesos). See Note 2.D.3. Foreign subsidiaries

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

The key assumptions used by management in determining the recoverable amount are:

				Discount Rate	Growth rate
Operating segment	Goodwill 2021	Valuation Methodology	Key Assumptions	(real)	(real)
In millions of COP
Banking Panama	6,080,314	Discounted Cash flow	5 years plan	8.80% and 8.70%	5.40%
Banking El Salvador	1,122,986	Discounted Cash flow	5 years plan	14.90%	4.10%
Banking Guatemala	929,186	Discounted Cash flow	5 years plan	10.10%	5.10%
Others Segments(1)	10,660	Does not apply	Does not apply	Does not apply	Does not apply
(1)	Corresponds to the goodwill recognized for the acquisition of Vlipco S.A.S. See Note 9.3 Business combination.

In 2021 and 2020, the Bank tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represents a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensures the alignment with the approach used by the CODM to make decisions about resources to be allocated to the segments and assess its performance.

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

The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis:

As of December 31, 2021

Banking Panama

	Discount rate
	9.30%	8.80%	8.30%
Growth rate	9.20%	8.70%	8.20%
5.40%	10,929,065	12,664,169	15,019,623

	Growth rate
Discount rate	4.90%	5.40%	5.90%
8.80% and 8.70%	11,550,846	12,664,169	14,175,111

Banking El Salvador

	Discount rate
Growth rate	15.90%	14.90%	13.90%
4.10%	4,611,843	5,041,507	5,559,874

	Growth rate
Discount rate	3.60%	4.10%	4.60%
14.90%	4,948,901	5,041,507	5,143,103

Banking Guatemala

	Discount rate
Growth rate	10.60%	10.10%	9.60%
5.10%	5,514,165	6,156,028	6,942,610

	Growth rate
Discount rate	4.60%	5.10%	5.60%
10.10%	5,807,354	6,156,028	6,582,183

As of December 31, 2020

Banking Panama

	Discount rate
Growth rate	9.10%	8.60%	8.10%
5.80%	10,825,415	12,875,675	15,818,601

	Growth rate
Discount rate	5.30%	5.80%	6.30%
8.60%	11,445,342	12,875,675	14,927,894

Banking El Salvador

	Discount rate
Growth rate	15.00%	14.50%	14.00%
3.70%	2,767,605	2,910,600	3,067,742

	Growth rate
Discount rate	3.20%	3.70%	4.20%
14.50%	2,860,861	2,910,600	2,965,172

Banking Guatemala

	Discount rate
Growth rate	11.30%	10.80%	10.30%
5.10%	3,183,867	3,511,578	3,903,315

	Growth rate
Discount rate	4.60%	5.10%	5.60%
10.80%	3,347,817	3,511,578	3,706,836

The Bank considers goodwill as an asset with indefinite useful life.

9.3 Intangible assets

On November 10, 2021, Bancolombia S.A., entered into a stock purchase agreement, pursuant to which Bancolombia agreed to purchase an additional 47.37% stake in the capital stock of the Colombian company Vlipco S.A.S. Vlipco provides technology services to financial companies and qualifies as a business as defined in IFRS 3.

At the acquisition date, the Bank owned 91,838 shares of Vlipco that represented 47.40% of the total capital stock of the company, classified as an investment in joint venture.

The transaction was completed on November 30, 2021, upon receipt of required regulatory approvals from the Superintendencia of Industry and Commerce, and as a result Bancolombia obtained control of Vlipco. The consideration paid by Bancolombia was COP 9,474, in cash.

The acquisition of Vlipco in stages is being accounted for under the acquisition method in accordance with IFRS 3. Accordingly, the Bank has remeasured its previously held equity interest in Vlipco at its acquisition-date fair value and recognized the resulting gain or loss and equity method adjustment.

The purchase price was preliminarily allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date as summarized in the following table. The goodwill of COP 10,660 is calculated as the purchase premium after adjusting for the fair value of net assets acquired, and reflects the value expected from the synergies from combining Vlipco’s technology services with the Bank’s financial services, as well as the opportunity to increase its national and international operations in the payments gateway market, that do not qualify for a separate recognition as intangible assets. The goodwill has been allocated to the segment Other Segments. None of the goodwill is expected to be deductible for income tax purposes.

The Bank has elected to measure the non-controlling interests of 5.23% in the acquiree at fair value, the amount at the acquisition date was COP 1,047.

For this acquisition, the estimated fair value of assets acquired and liabilities assumed are based on the information available at November 30, 2021. The Bank believes that this information provides a reasonable basis for determining fair values.

In millions of COP
Vlipco Purchase Price Allocation
Pruchase price on November 30, 2021	9,474
Fair value of previously held invesment	9,479
Non-controlling interest at fair value	1,047
TOTAL	20,000

Book value of net assets acquired
ASSETS
Cash and cash equivalents	296
Accounts receivable	241
Taxes receivable	433
Premises and equipment, net	22
Other assets	32
Total Assets	1,024

LIABILITIES
Short-term borrowings	37
Accounts payable	45
Taxes liabilities	78
Employee benefit plans	106
Total Liabilities	266
Net Assets at book value	758

Vlipco intangibles assets recognized at the acquisition date:
Software(1)	13,196
Deferred tax	(4,614)
Fair value of net assets acquired	9,340

Goodwill	10,660
(1)	The fair value of the intangible assets includes a software development that supports the operation of the Wompi payment gateway, with a fair value of COP 13,196.

Acquisition-related cost

In connection with the acquisition of Vlipco, the Bank incurred costs which are recorded in the ‘Other administrative and general expenses’ line item of the Consolidated Statement of Income.

Previously held interest

Prior to control being obtained, the Bank accounted for its investment in Vlipco using the equity method, due to the fact that the Bank had joint control of Vlipco and, accordingly, it was classified as a joint venture. The previous shareholding was 47.40%.

Date and nature of investment	Share in equity
Investment recorded as an joint venture(1)	47.40%
November 2021 – acquisition of 47.37%, control obtained	47.37%
Total at December 31, 2021	94.77%
(1)	Investment made since July 2019, the participation percentage was 48.91% at initial recognition.

At the date of obtaining control (the acquisition date), the Bank remeasured the previously held equity interest to fair value and recognized revenue amounting to COP 5,197 in the Consolidated Statement of Income as ‘Dividends and net income on equity investments’ (See Note 25.5. Dividends and net income on equity investments).

NOTE 10. PREMISES AND EQUIPMENT, NET

As of December 31, 2021 and 2020, the premises and equipment, net consisted of the following:

As of December 31, 2021

Premises and equipment for own use

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment for own use	January 1,		Expenses		Assets	changes in	December 31,
	2021	Additions	depreciation(1)	Disposals	classified	foreign	2021
					as held for	exchange
					sale	rate
In millions of COP
Land
Cost	498,981	39,661	-	(15,206)	-	28,048	551,484
Construction in progress
Cost	63,192	35,205	-	(65,769)	-	4,412	37,040
Buildings
Cost	1,652,899	127,695	-	(70,783)	-	85,429	1,795,240
Accumulated depreciation	(390,798)	-	(33,158)	7,633	-	(42,461)	(458,784)
Furniture and fixtures
Cost	666,748	44,767	-	(83,214)	-	34,084	662,385
Accumulated depreciation	(389,892)	-	(53,785)	80,105	-	(24,433)	(388,005)
Computer equipment
Cost	895,602	83,503	-	(145,334)	-	47,285	881,056
Accumulated depreciation	(539,795)	-	(110,969)	140,254	-	(35,444)	(545,954)
Vehicles
Cost	27,203	19,488	-	(6,985)	(116)	2,776	42,366
Accumulated depreciation	(14,477)	-	(3,771)	1,103	15	(1,103)	(18,233)
Leasehold improvements
Cost	41,667	21,057	-	(57,649)	-	232	5,307
Accumulated depreciation	(1,168)	-	(273)	1,014	-	(83)	(510)
Total premises and equipment for own use - cost	3,846,292	371,376	-	(444,940)	(116)	202,266	3,974,878
Total premises and equipment - accumulated depreciation	(1,336,130)	-	(201,956)	230,109	15	(103,524)	(1,411,486)
Total premises and equipment for own use, net	2,510,162	371,376	(201,956)	(214,831)	(101)	98,742	2,563,392

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment in operating leases	January 1,		Expenses		Assets	changes in	December 31,
	2021	Additions	depreciation(1)	Disposals	classified	foreign	2021
					as held for	exchange
					sale	rate
In millions of COP
Furniture and fixtures
Cost	-	2,091	-	-	-	-	2,091
Accumulated depreciation	-	-	(106)	-	-	-	(106)
Computer equipment
Cost	74,120	54,293	-	(1,996)	(5,346)	-	121,071
Accumulated depreciation	(30,412)	-	(23,106)	1,659	4,975	-	(46,884)
Vehicles
Cost	2,299,514	1,254,452	-	(39,746)	(400,709)	-	3,113,511
Accumulated depreciation	(551,080)	-	(241,011)	(1,732)	141,400	-	(652,423)
Total premises and equipment in operating leases - cost	2,373,634	1,310,836	-	(41,742)	(406,055)	-	3,236,673
Total premises and equipment - accumulated depreciation	(581,492)	-	(264,223)	(73)	146,375	-	(699,413)
Total premises and equipment in operating leases, net	1,792,142	1,310,836	(264,223)	(41,815)	(259,680)	-	2,537,260

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment total

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment total	January 1,		Expenses		Assets	changes in	December 31,
	2021	Additions	depreciation(1)	Disposals	classified	foreign	2021
					as held for	exchange
					sale	rate
In millions of COP
Total premises and equipment - cost	6,219,926	1,682,212	-	(486,682)	(406,171)	202,266	7,211,551
Total premises and equipment - accumulated depreciation	(1,917,622)	-	(466,179)	230,036	146,390	(103,524)	(2,110,899)
Total premises and equipment, net	4,302,304	1,682,212	(466,179)	(256,646)	(259,781)	98,742	5,100,652

(1) See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2020

Premises and equipment for own use

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment for own use	January 1,		Expenses		Assets	changes in	December 31,
	2020	Additions	depreciation(1)	Disposals	classified	foreign	2020
					as held for	exchange
					sale	rate
In millions of COP
Land
Cost	486,915	17,410	-	(12,988)	-	7,644	498,981
Construction in progress
Cost	30,898	38,395	-	(7,330)	-	1,229	63,192
Buildings
Cost	1,606,420	68,785	-	(42,705)	(2,876)	23,275	1,652,899
Accumulated depreciation	(360,921)	-	(29,982)	10,628	-	(10,523)	(390,798)
Furniture and fixtures
Cost	647,278	45,269	-	(38,181)	-	12,382	666,748
Accumulated depreciation	(372,471)	-	(43,466)	34,473	-	(8,428)	(389,892)
Computer equipment
Cost	896,146	123,795	-	(144,387)	-	20,048	895,602
Accumulated depreciation	(558,561)	-	(104,164)	139,204	-	(16,274)	(539,795)
Vehicles
Cost	22,384	8,644	-	(3,321)	(510)	6	27,203
Accumulated depreciation	(11,376)	(1,052)	(3,966)	1,846	89	(18)	(14,477)
Leasehold improvements
Cost	9,502	52,453	-	(20,320)	-	32	41,667
Accumulated depreciation	(1,031)	-	(125)	11	-	(23)	(1,168)
Total premises and equipment for own use - cost	3,699,543	354,751	-	(269,232)	(3,386)	64,616	3,846,292
Total premises and equipment - accumulated depreciation	(1,304,360)	(1,052)	(181,703)	186,162	89	(35,266)	(1,336,130)
Total premises and equipment for own use, net	2,395,183	353,699	(181,703)	(83,070)	(3,297)	29,350	2,510,162

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

		Roll - forward
	Balance at						Effect of	Balance at
Premises and equipment in operating leases	January 1,		Expenses		Assets		changes in	December 31,
	2020	Additions	depreciation(1)	Disposals	classified		foreign	2020
					as held for		exchange
					sale		rate
In millions of COP
Furniture and fixtures
Cost	103	-	-	(103)	-		-	-
Accumulated depreciation	(85)	-	(5)	90	-		-	-
Computer equipment
Cost	55,989	28,059	-	(3,410)	(6,518)		-	74,120
Accumulated depreciation	(25,542)	-	(13,911)	3,127	5,914		-	(30,412)
Vehicles
Cost	1,914,752	798,388	-	(13,903)	(399,723)	(2)	-	2,299,514
Accumulated depreciation	(512,535)	(13,179)	(165,084)	4,023	135,695	(2)	-	(551,080)
Total premises and equipment in operating leases - cost	1,970,844	826,447	-	(17,416)	(406,241)		-	2,373,634
Total premises and equipment - accumulated depreciation	(538,162)	(13,179)	(179,000)	7,240	141,609		-	(581,492)
Total premises and equipment in operating leases, net	1,432,682	813,268	(179,000)	(10,176)	(264,632)		-	1,792,142
(1)	See Note 26.3. Impairment, depreciation and amortization.
(2)	Corresponds to transfers of vehicles to Assets Held for Sale, in the subsidiary Renting Colombia, due to the decrease in demand for vehicle rentals during 2020.

Premises and equipment total

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment total	January 1,		Expenses		Assets	changes in	December 31,
	2020	Additions	depreciation(1)	Disposals	classified	foreign	2020
					as held for	exchange
					sale	rate
In millions of COP
Total premises and equipment - cost	5,670,387	1,181,198	-	(286,648)	(409,627)	64,616	6,219,926
Total premises and equipment - accumulated depreciation	(1,842,522)	(14,231)	(360,703)	193,402	141,698	(35,266)	(1,917,622)
Total premises and equipment, net	3,827,865	1,166,967	(360,703)	(93,246)	(267,929)	29,350	4,302,304
(1)	See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2021, there were contractual commitments for the purchase of premises and equipment of COP 158,128. As of December 31, 2021 and 2020, there was no property and equipment related to subsidiaries classified as held for sale or premises and equipment pledged as collateral. Additionally, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

As of December 31, 2021 and 2020, the amount of fully depreciated property and equipment that is still in use is COP 622,589 and COP 563,625, respectively, mainly comprised of computer equipment, Furniture and fixtures and office equipment.

NOTE 11. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2021	December 31, 2020
In millions of COP
Balance at the beginning of the year	2,839,350	1,992,964
Acquisitions	14,709	163,344
Subsequent expenditure recognised as an asset	422,755	105,085
Sales/Write-offs	(259,743)	(111,092)
Amount reclassified from equity securities(1)	-	686,114
Amount reclassified from inventories(2)	47,387	6,436
Gains on valuation(3)	67,762	(3,501)
Balance at the end of the period(4)	3,132,220	2,839,350
(1)	From the year 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition being met in accordance with IFRS 10. These equity securities are considered as a business, because of their capacity to generate income.
(2)	Returned properties from financial leasing operations were reclassified from inventories to investment property, because they are held for obtaining profits and capital appreciation.
(3)	See Note 25.4 Other operating income, net.
(4)	Between December 31, 2021 and 2020, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30 Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank related to its investment properties are detailed below:

As of December 31, 2021

	Balance at the		Net increase (decrease)		Amount	Amount	Adjusted fair
Type of asset	beginning of the	Appraisals	in investment		reclassified	reclassified	value at the end
	year		properties		from inventories	from inventories	of the year
In millions of COP
Buildings	2,583,155	72,533	246,645	(1)	-	47,387	2,949,720
Lands	256,195	(4,771)	(68,924)	(2)	-	-	182,500
Total	2,839,350	67,762	177,721		-	47,387	3,132,220
(1)	Corresponds mainly to additions for subsequent expenditure recognised as an asset amounting to COP 422,155, and the sales amounting to COP 169,866 by Fondo de Capital Privado Fondo Inmobiliario Colombia.
(2)	Corresponds to the disposal of eight lands by Valores Simesa S.A.

As of December 31, 2020

	Balance at the		Net increase (decrease)		Amount	Amount	Adjusted fair
Type of asset	beginning of the	Appraisals	in investment		reclassified	reclassified	value at the end
	year		properties		from inventories(1)	from inventories	of the year
In millions of COP
Buildings	1,724,719	7,756	158,130	(2)	686,114	6,436	2,583,155
Lands	268,245	(11,257)	(793)		-	-	256,195
Total	1,992,964	(3,501)	157,337		686,114	6,436	2,839,350
(1)	From the year 2020, the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition being met in accordance with IFRS 10. These equity securities are considered as a business, because of their capacity to generate income.
(2)	Corresponds mainly to acquisition of buildings amounting to COP 61,719 by Bancolombia S.A. and amounting to COP 74,227 by Fondo de Capital Privado Fondo Inmobiliario Colombia.

Amounts recognized in the statement of income for the period.

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2021	December 31, 2020	December 31, 2019
	In millions of COP
Income from rentals	139,021	125,494	85,507
Operating expenses due to:
Investment properties that generated income through rentals	15,331	16,012	15,669
Investment properties that did not generate income through rentals	10,050	6,004	2,183

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2021 and 2020, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumptions such as: discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these investment properties, the greater and best use of these investment properties is their present use. For further information about measurement techniques and inputs used by consulting companies, see Note 30 Fair Value of assets and liabilities.

As of December 31, 2021 and 2020, the Bank does not have investment properties held under financial leases.

NOTE 12. INCOME TAX

The income tax is recognized in each of the countries where the Bancolombia Group has operations, in accordance with the tax regulations in force in each of the jurisdictions.

12.1 Components recognized in the income statement:

	December 31,	December 31,	December 31,
	2021	2020	2019
In millions of Colombian pesos
Current tax(1)
Fiscal term	(1,321,400)	(673,603)	(1,040,558)
Prior fiscal terms	71,932	4,723	(7,908)
Total current tax	(1,249,468)	(668,880)	(1,048,466)
Deferred tax
Fiscal term(2)	(530,926)	684,413	(210,898)
Adjustments for consolidation purposes	4,169	(8,947)	(3,600)
Total deferred tax	(526,757)	675,466	(214,498)
Total income tax(3)	(1,776,225)	6,586	(1,262,964)
(1)	The nominal income tax rate used in Colombia for the year 2021 is 31% and for the year 2020 it was 32%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 3% for the year 2021 and 4% for the year 2020.
(2)	The variation is mainly generated by the update of the deferred tax rate introduced by Law 2155 of 2021 from 33% to 38% in Colombia, for financial institutions.
(3)	See table 12.3 Reconciliation of the effective tax rate.

12.2 Legal regulatory changes

Colombia:

The applicable Corporate Income Tax rate in Colombia for FY 2022 onwards is 35%. Financial institutions must add a surcharge of 3% on the general rate of the corporate income Tax until 2025. These additional points are applicable when taxable income exceeds over 120.000 UVT.

From FY 2022, only 50% of the industry and trade Tax- ITT can be credited against the Corporate Income Tax liability.

A reduced statute of limitations has been established for FY 2022 and 2023. The reduced statute of limitations applies for taxpayers that increase their net income tax liability by at least 35% or 25% with respect to the net income tax in the previous year. The limitation period will apply after 6 or 12 months, respectively, if the Tax Authority has not formally started a tax audit.

Article 616-1 of the Tax Statute was modified, leaving transitory paragraph 1 of the same article invalid, therefore, as of the year 2022, an electronic sales invoice, equivalent document and/or electronic documents will be required. current tax regulations as fiscal support for the origin of deductions in income tax and deductible taxes in sales tax (VAT).

At the same time, for the purposes of the electronic invoice being deemed as a support of costs, expenses and creditable taxes, when the sale of a good and / or the provision of a service is carried out on credit or a term is extended for the payment, the acquirer must confirm the reception of the electronic invoice and the goods or services acquired by electronic message sent to the issuer for issuance of the same, taking into account the deadlines, as well as the conditions, mechanisms, technical and technological requirements established by the DIAN.

The Tax Administration will determine those who are obliged to provide information in accordance with the automatic exchange of information, as well as the information they must provide and the due diligence procedures they must comply with. In addition, authority for the superivision of the due diligence procedures has been transferred to the DIAN and the penalty system for the breach of obligations related to the prevention of money laundering and the financing of terrorism applicable to the entities supervised by the respective superintendence has been deleted.

Finally, the definition of “final beneficiary” is modified into the tax legal system. On December 27th of 2021, the tax administration issued Ruling 164 which ruled sections 631-5 y 631-6 of the Colombian Tax code and set forth the terms and conditions applicable to the final beneficiary register by its acronym in spanish RUB.

Other Countries:

The income tax rate in the other countries where the Group has a presence amounts to 25% in Guatemala and Panama and 30% in El Salvador and Costa Rica. Until November 2020, a 5% surcharge was applied in El Salvador as a special contribution, of the value of income tax for net capital gains greater than USD$500.000.

12.3   Reconciliation of the effective tax rate

The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2021, 2020 and 2019 is detailed below:

	December 31,	December 31,	December 31,
Reconciliation of the tax rate	2021	2020	2019
In millions of Colombian pesos
Accounting profit	5,984,012	308,773	4,477,531
Applicable tax with nominal rate	(2,034,564)	(111,158)	(1,477,585)
Non-deductible expenses to determine taxable profit (loss)	(260,546)	(709,601)	(281,633)
Accounting and non-tax expense (income) to determine taxable profit (loss)	767,857	580,970	822,683
Differences in accounting bases(1)	(32,714)	(400,042)	(304,871)
Fiscal and non-accounting expense (income) to determine taxable profit (loss)	(285,191)	(270,326)	(434,929)
Ordinary activities income exempt from taxation	412,495	290,822	258,622
Ordinary activities income not constituting income or occasional tax gain	98,870	153,638	173,791
Tax deductions	226,064	112,746	151,011
Goodwill Depreciation	200,617	212,378	194,679
Tax depreciation surplus	140,384	156,998	100,286
Untaxed recoveries	(84,692)	(35,788)	(22,800)
Tax rate effect in other countries(2)	(384,669)	(139,106)	(27,038)
Prior fiscal terms	71,932	4,723	(7,908)
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)(3)	(612,068)	160,332	(407,272)
Total income tax	(1,776,225)	6,586	(1,262,964)
(1)	Difference between the technical accounting frameworks in force in Colombia and the full International Financial Reporting Standards (IFRS)
(2)	The variation originates from the adjustments for the different rates in the jurisdictions where Grupo Bancolombia is present.
(3)	The variation is mainly generated by the update of the deferred tax rate introduced by Law 2155 of 2021 from 33% to 38% in Colombia, for financial institutions.

12.4 Components recognized in Other Comprehensive Income (OCI)

See Consolidated Statement of Comprehensive Income

December 31, 2021
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	7,444	(1,791)	5,653
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	3,994	48,153	52,147
Gains due to asset revaluation	-	(142)	(142)
Unrealized loss Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(61,052)	9,527	(51,525)
Loss on net investment hedge in foreign operations	(1,207,052)	493,346	(713,706)
Exchange differences arising on translating the foreign operations.	2,513,742	-	2,513,742
Unrealized gains on investments in associates and joint ventures using equity method	2,913	(982)	1,931
Net	1,259,989	548,111	1,808,100
(1)	Includes income tax to partial payments of asset-backed securities transferred to retained earnings and reclassification of income tax on investments in associates that were transferred from retained earnings to OCI.

See Consolidated Statement of Comprehensive Income

December 31, 2020
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	8,556	(4,940)	3,616
Unrealized loss Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	(132,593)	37,736	(94,857)
Gains due to asset revaluation	3,561	(1,211)	2,350
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	53,311	(5,612)	47,699
Loss on net investment hedge in foreign operations	(341,792)	39,443	(302,349)
Exchange differences arising on translating the foreign operations.	339,475	-	339,475
Unrealized gains on investments in associates and joint ventures using equity method	5,020	(89)	4,931
Net	(64,462)	65,327	865
(1)	The tax related to financial instruments is segregated between equity instruments and debt instruments, in order to improve the presentation.

See Consolidated Statement of Comprehensive Income

December 31, 2019
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement expense related to defined benefit liability	(38,451)	14,835	(23,616)
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	56,496	(12,607)	43,889
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	27,675	-	27,675
Loss on net investment hedge in foreign operations	(60,258)	20,213	(40,045)
Exchange differences arising on translating the foreign operations.	104,955	-	104,955
Unrealized gains on investments in associates and joint ventures using equity method	8,151	(32)	8,119
Net	98,568	22,409	120,977
(1)	The tax related to financial instruments is segregated between equity instruments and debt instruments, in order to improve the presentation.

12.5       Deferred tax

In accordance with its financial projections, the companies from the Bancolombia Group's expects in the future to generate enough liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared considering information from the Bancolombia Group's economic research records, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the long-term Group's strategy is taken into account.

		Effect on				Adjustments for
	December 31,	Income	Effect on	Effect on	Foreign	consolidation	December 31,
	2020	Statement	OCI	Equity	Exchange	purposes	2021
In millions of Colombian pesos
Asset Deferred Tax:
Property and equipment	4,041	(1,413)	-	-	530	-	3,158
Employee Benefits	231,470	49,867	(1,798)	-	3,744	-	283,283
Deterioration assessment	860,229	(338,036)	-	-	91,976	437	614,606
Financial instruments evaluation	4,939	373	71	-	-	-	5,383
Tax credits settlement	73,051	(43,387)	-	-	-	-	29,664
Financial Obligations	45,601	194,501	-	-	-	-	240,102
Net investment coverage in operations abroad	346,956	167,456	493,346	-	2,186	-	1,009,944
Other deductions	111,930	(20,769)	-	-	621	-	91,782
implementation adjustment	400,123	(13,528)	-	-	23,409	-	410,004
Total Asset Deferred Tax	2,078,340	(4,936)	491,619	-	122,466	437	2,687,926
Liability Deferred Tax:
Property and equipment	(288,662)	(25,687)	(142)	-	(3,099)	-	(317,590)
Employee Benefits	(7)	-	7	-	-	-	-
Deterioration assessment	(14,875)	2,032	-	-	(4,082)	2,274	(14,651)
Financial instruments evaluation	(231,491)	148,753	57,609	(15,395)	(238)	1,458	(39,304)
Derivatives evaluation	(113,968)	(40,495)	-	-	-	-	(154,463)
Lease restatement	(237,852)	(13,010)	-	-	-	-	(250,862)
Investments in associates. Adjustment for equity method	(784)	(176,089)	(982)	5,119	-	-	(172,736)
Goodwill	(1,184,058)	(383,107)	-	-	(2,830)	-	(1,569,995)
Properties received in payment	(138,210)	(24,448)	-	-	(2,896)	-	(165,554)
Other deductions	(240,827)	(13,942)	-	(4,614)	(3,858)	-	(263,241)
implementation adjustment	(8,405)	3	-	-	(1,339)	-	(9,741)
Total Liability Deferred Tax	(2,459,139)	(525,990)	56,492	(14,890)	(18,342)	3,732	(2,958,137)
Net Deferred Tax	(380,799)	(530,926)	548,111	(14,890)	104,124	4,169	(270,211)

12.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is

In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2021	December 31, 2020
In millions of Colombian pesos
Temporary differences
Local Subsidiaries	(1,800,928)	(1,219,380)
Foreign Subsidiaries	(17,966,532)	(4,547,635)

12.7        Tax credits

For the 2021 period, a deferred tax asset was recognized since the Group companies will have future taxable profits in which they can charge this temporary difference.

The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2021.

		Deferred tax
Company	Base	recognized asset
In millions of Colombian pesos
Renting Colombia	89,501	29,536
Pasarela Colombia	366	128
Total	89,867	29,664

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

12.8.2   Dividends received from Subsidiary Companies

Considering the historical tax status of the dividends received by the Bank from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax.  They will not be subject to withholding tax, taking into account that the Bank, its affiliates and national subsidiaries belong to the same business group.

12.9     Tax contingent liabilities and assets

In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Group Bancolombia.

In Colombia due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria than that of the Bancolombia Group. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect the Group Bancolombia accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. In the other countries where the Group is present, uncertain tax positions have not not recognized.

For Colombia, the Group recognizes uncertain tax positions according to the criteria established in the interpretation of IFRIC 23. Additionally, these positions were updated in the course of 2021. The movement of the provision as of December 2021 is presented below and 2020:

				Balance December
Balance December 2020	Update	Payments	Reversal	2021
113,522	8,760	-	(122,282)	-

The value of the uncertain tax position was recovered, taking into account that the tax returns on which it was constituted became final in the course of 2021.

				Balance December
Balance December 2019	Update	Payments	Reversal	2020
102,552	10,970	-	-	113,522

NOTE 13. ASSETS HELD FOR SALE AND INVENTORIES, NET

The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2021	December 31, 2020
In millions of COP
Inventories, net	413,097	426,642
Assets held for sale	133,697	82,503
Total assets held for sale and inventories, net	546,794	509,145

13.1. Inventories

Due to the nature of the financial services provided by some subsidiaries of the Bank, assets provided through operating or financial leases to third parties that do not exercise the purchase option or that do not have a purchase option, are recorded as inventories once the agreement expires, considering that in the course of the ordinary activities performed by such subsidiaries, those assets are routinely sold.

The Bank’s inventories at December 31, 2021 and 2020, are summarized as follows:

Inventories	December 31, 2021	December 31, 2020
In millions of COP
Lands and buildings	335,936	380,009
Vehicles	80,064	59,035
Machinery	31,422	30,473
Total inventory cost	447,422	469,517
Impairment	(34,325)	(42,875)
Total inventories, net	413,097	426,642

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2021 and 2020.

13.2. Assets held for sale

The assets recognized by the Bank as assets held for sale correspond to machinery, equipment, motor vehicles, technology, and investment property, among others that have been received as foreclosed assets.

These assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2021

	Banking		Banking		Banking	Banking
Assets held for sale	Colombia		Panama		El Salvador	Guatemala	Total
In millions of COP
Machinery and equipment	2,277		2,063		-	-	4,340
Cost	2,305		2,153		-	-	4,458
Impairment	(28)		(90)		-	-	(118)
Real estate for residential purposes	9,119	(1)	83,321	(2)	7,419	1,355	101,214
Cost	9,147		85,315		7,642	1,699	103,803
Impairment	(28)		(1,994)		(223)	(344)	(2,589)
Real estate different from residential properties	13,817	(3)	14,326		-	-	28,143
Cost	13,817		14,383		-	-	28,200
Impairment	-		(57)		-	-	(57)
Total assets held for sale - cost	25,269		101,851		7,642	1,699	136,461
Total assets held for sale - impairment	(56)		(2,141)		(223)	(344)	(2,764)
Total assets held for sale(4)	25,213		99,710		7,419	1,355	133,697
(1)	The decrease corresponds to reclassifications to the Marketable and non-marketable for sale assets category. See Note 14 Other assets, net.
(2)	The increase corresponds to 62 Real estate for residential purposes received during 2021.
(3)	The increase corresponds to the income from 22 assets, mainly a warehouse received for COP 9,123.
(4)	For 2021 there are no assets related to investments held for sale.

As of December 31, 2020

	Banking	Banking	Banking	Banking
Assets held for sale	Colombia	Panama	El Salvador	Guatemala	Total
In millions of COP
Machinery and equipment	1,978	1,299	-	-	3,277
Cost	2,070	1,384	-	-	3,454
Impairment	(92)	(85)	-	-	(177)
Real estate for residential purposes	26,138	35,732	4,918	3,464	70,252
Cost	26,348	37,156	5,120	3,464	72,088
Impairment	(210)	(1,424)	(202)	-	(1,836)
Real estate different from residential properties	-	8,974	-	-	8,974
Cost	-	9,055	-	-	9,055
Impairment	-	(81)	-	-	(81)
Total assets held for sale - cost	28,418	47,595	5,120	3,464	84,597
Total assets held for sale - impairment	(302)	(1,590)	(202)	-	(2,094)
Total assets held for sale(1)	28,116	46,005	4,918	3,464	82,503
(1)	For 2020 there are no assets related to investments held for sale.

Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.

NOTE 14. OTHER ASSETS, NET

As of December 31, 2021 and 2020 the Bank’s other assets, net consist of:

Other Assets, net	December 31, 2021	December 31, 2020
In millions of COP
Tax advance(1)	1,643,171	1,205,870
Marketable and non-marketable for sale assets	850,688	856,527
Other receivables(2)	777,830	891,811
Assets pledged as collateral	472,443	295,260
Prepaid expenses	454,595	376,608
Receivables related to abandoned accounts(3)	386,451	276,087
Receivable Sales of goods and service	198,453	93,417
Accounts receivable from contracts with customers(4)	182,672	177,991
Taxes receivable	141,624	49,069
Operating leases	109,122	80,056
Balance in credit card clearing house	90,627	163,813
Commission for letters of credit	74,320	24,702
Debtors	19,483	15,723
Others	350,970	213,828
Total other assets	5,752,449	4,720,762
Allowance others	(791)	(1,560)
Total other assets, net	5,751,658	4,719,202
(1)	The balance in favor of taxes for the year 2020, requested during the year 2021, is in process with the DIAN.
(2)	The other receivables are mainly comprised by factoring importations, bank acceptances, reconciling entries from correspondent banks, tax receivables from DIAN, derivative receivables,debt securities and spot transactions, TIP interests, FRECH interest subsidized by the government, among others.
(3)	The item corresponds to receivables related to the application of the Colombian Law 1777 of February 1, 2016, which establishes that entities holding accounts deemed abandoned must transfer the related amounts to a fund constituted and regulated by the Icetex (Governmental entity responsible for promoting high quality education in Colombia).
(4)	See Note 25.3 Fees and commissions.

NOTE 15. DEPOSITS BY CUSTOMERS

The detail of the deposits as of December 31, 2021 and 2020 is as follows:

Deposits	December 31, 2021		December 31, 2020
In millions of COP
Saving accounts	106,398,922		86,147,655
Time deposits	59,492,839		61,083,519
Checking accounts	40,567,168		31,894,229
Other deposits	3,931,919		1,695,390
Total	210,390,848	(1)	180,820,793
(1)	As of December 31, 2021 includes Nequi Deposits by COP 1,408,869.

The following table details the time deposits issued by the Bank:

Time deposits	Effective interest rate		December 31, 2021
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	6.00%	14,224,144	14,199,074
Between 6 months and 12 months	0.01%	6.50%	6,048,004	6,032,234
Between 12 months and 18 months	0.00%	7.25%	5,800,772	5,823,728
Greater than 18 months	0.00%	9.79%	33,419,919	34,666,641
Total			59,492,839	60,721,677
(1)	See Note 30. Fair value of assets and liabilities.

Time deposits	Effective interest rate		December 31, 2020
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	7.00%	10,324,370	10,313,384
Between 6 months and 12 months	0.20%	7.25%	7,061,159	7,061,834
Between 12 months and 18 months	0.25%	6.50%	7,798,737	7,895,539
Greater than 18 months	0.01%	9.45%	35,899,253	37,014,083
Total			61,083,519	62,284,840
(1)	See Note 30. Fair value of assets and liabilities.

The detail of Time deposits issued by the Bank by maturity is as follows:

December 31, 2021
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	42,595,157	43,621,375
Between 1 and 3 years	11,584,328	11,729,237
Between 3 and 5 years	2,719,748	2,795,178
Greater than 5 years	2,593,606	2,575,887
Total	59,492,839	60,721,677
(1)	See Note 30. Fair value of assets and liabilities.

December 31, 2020
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	43,134,613	43,489,653
Between 1 and 3 years	11,592,876	11,971,664
Between 3 and 5 years	5,194,234	5,538,916
Greater than 5 years	1,161,796	1,284,607
Total	61,083,519	62,284,840
(1)	See Note 30 Fair value of assets and liabilities.

NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in the statement of financial position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2021	December 31, 2020
In millions of COP
Interbank Deposits
Interbank liabilities	886,405	762,574
Total interbank	886,405	762,574
Repurchase agreements and other similar secured borrowing
Short selling operations	276,242	128,257
Temporary transfer of securities	487,083	2,087,906
Total Repurchase agreements and other similar secured borrowing(1)	763,325	2,216,163
Total money market transactions	1,649,730	2,978,737
(1)	Total repo liabilities have maturities of less than 30 days.

Offsetting of Repurchase and Resale Agreements

For the Bank and its Colombian subsidiaries, substantially all repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty. However, the local law for certain jurisdictions outside of Colombia applies in determining the enforceability of offsetting rights.

The Bank does not offset repurchase and resale transactions with the same counterparty in the consolidated statement of financial position.

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2021 and 2020:

As of December 31, 2021

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements(1)	817,960	-	817,960	(817,960)	-
Securities sold under repurchase agreements	(763,325)	-	(763,325)	763,325	-
Total repurchase and resale agreements	54,635	-	54,635	(54,635)	-
(1)	The amount includes those presented as cash and cash equivalents and those presented as other assets.

As of December 31, 2020

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements	322,160	-	322,160	(322,160)	-
Securities sold under repurchase agreements	(2,216,163)	-	(2,216,163)	2,216,163	-
Total repurchase and resale agreements	(1,894,003)	-	(1,894,003)	1,894,003	-

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2021 and 2020, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2021	December 31, 2020
In millions of COP
Obligations granted by domestic banks	4,816,609	6,001,619
Obligations granted by foreign banks	3,734,949	5,200,507
Total	8,551,558	11,202,126

Obligations granted by domestic banks

As of December 31, 2021

	Rate	Rate
Financial entity	Maximum (1)	Minimum (1)	December 31, 2021
In millions of COP
Financiera de desarrollo territorial (Findeter)	10.79%	0.11%	2,259,714
Banco de comercio exterior de Colombia (Bancoldex)	8.66%	0.77%	876,498
Fondo para el financiamiento del sector agropecuario (Finagro)	6.00%	0.03%	836,185
Other private financial entities	8.62%	4.24%	844,212
Total			4,816,609
(1)	The increase in the intervention rate issued by Banco de la República during the year 2021, which went from 1.75% to 3.00%, has an impact on the rates of operations in financial obligations.

As of December 31, 2020

	Rate	Rate
Financial entity	Maximum (1)	Minimum (1)	December 31, 2020
In millions of COP
Financiera de desarrollo territorial (Findeter)	7.32%	0.02%	2,561,051
Banco de comercio exterior de Colombia (Bancoldex)	7.85%	0.44%	1,460,412
Fondo para el financiamiento del sector agropecuario (Finagro)	6.44%	0.10%	1,050,552
Other private financial entities	6.83%	3.35%	929,604
Total			6,001,619
(1)	The decrease in the intervention rate issued by Banco de la República during the year 2020, which went from 4.25% to 1.75%, has an impact on the rates of operations in financial obligations.

The maturities of financial obligations with domestic banks as of December 31, 2021 and 2020, are as follows:

Domestic	December 31, 2021	December 31, 2020
In millions of COP
Amount expected to be settled:
More than twelve months after the reporting period	4,595,510	5,387,563
No more than twelve months after the reporting period	221,099	614,056
Total	4,816,609	6,001,619

Obligations granted by foreign banks

As of December 31, 2021

Financial entity	Rate Maximum	Rate Minimum	December 31, 2021
In millions of COP
Financing with Correspondent Banks and Multilateral Entities	4.46%	0.53%	3,169,060
Banco Interamericano de Desarrollo (BID)	4.05%	1.81%	525,475
Banco Latinoamericano de Comercio Exterior (Bladex)	2.97%	2.97%	40,147
Corporación Andina de Fomento (CAF)	2.44%	2.44%	267
Total			3,734,949

As of December 31, 2020

Financial entity	Rate Maximum	Rate Minimum	December 31, 2020
In millions of COP
Financing with Correspondent Banks and Multilateral Entities	4.81%	0.49%	4,825,811
Banco Interamericano de Desarrollo (BID)	3.25%	2.58%	231,563
Banco Latinoamericano de Comercio Exterior (Bladex)	4.75%	4.60%	138,116
Corporación Andina de Fomento (CAF)	2.58%	2.52%	5,017
Total			5,200,507

The maturities of the financial obligations with foreign entities as of December 31, 2021 and 2020 are the following:

Foreign	December 31, 2021	December 31, 2020
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	1,919,781	3,084,730
More than twelve months after the reporting period	1,815,168	2,115,777
Total	3,734,949	5,200,507

As of December 31, 2021 and 2020, there were some financial covenants, mainly regarding capital adequacy ratios, past due loans and allowances, linked to some of the aforementioned outstanding credit facilities. None of these covenants had been breached nor were the related obligations past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2021

Issuer	Currency		Face value(1)	Balance	Rate Range
Bancolombia S.A.(2)	Local	COP	4,158,757	4,190,777	4.35%-10.30%
Bancolombia S.A.	Foreign	USD	2,967,644	11,449,784	0.30%-5.19%
Banistmo S.A. y filiales	Foreign	USD	1,079,981	4,334,751	1.20%-5.00%
Banagrícola S.A. y Filiales	Foreign	USD	162,000	644,557	5.60%-6.40%
Bancolombia Panamá S.A.	Foreign	USD	113,413	457,155	0.45%-3.75%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	3,645	14,575	0.95%-0.95%
Grupo Agromercantil Holding S.A.	Foreign	USD	569	2,265	0.25%-7.25%
Total				21,093,864
(1)	Face value is in US dollar for foreign currency bonds.
(2)	See Note 18.1. Issue of Bancolombia S.A. sustainable ordinary bonds.

As of December 31, 2020

Issuer	Currency		Face value(1)	Balance	Rate Range
Bancolombia S.A.	Local	COP	4,125,500	4,159,065	3.37%-10.77%
Bancolombia S.A.(2)	Foreign	USD	2,956,491	9,749,569	0.25%-5.19%
Banistmo S.A. y filiales(3)	Foreign	USD	1,158,763	4,003,076	0.50%-5.00%
Banco Agrícola S.A.(4)	Foreign	USD	212,000	727,116	5.58%-6.41%
Bancolombia Panamá S.A.	Foreign	USD	121,399	426,689	0.40%-3.75%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	16,595	57,955	2.30%-2.65%
Grupo Agromercantil Holding S.A.	Foreign	USD	910	3,123	0.25%-7.25%
Total				19,126,593
(1)	Face value is in US dollar for foreign currency bonds.
(2)	See Note 18.2. Issue of Bancolombia S.A. ordinary bonds.
(3)	See Note 18.3. Issue of Banistmo S.A. ordinary bonds.
(4)	See Note 18.4. Payment of Banco Agrícola S.A. bonds.

The following table shows the detail of the bonds classified by currency, term and type of issue:

As of December 31, 2021

	Less than	Between	Between
Issuer	1 year	1 and 3 years	3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,213,988	1,213,988
Ordinary bonds	-	-	164,753	2,812,036	2,976,789
Foreign currency
Subordinated bonds(1)	-	-	-	7,753,417	7,753,417
Ordinary bonds	408,859	205,913	331,131	8,203,767	9,149,670
Total	408,859	205,913	495,884	19,983,208	21,093,864
(1)	In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

18.1 Issue of Bancolombia S.A. sustainable ordinary bonds.

On September 16, 2021, Bancolombia S.A. issued in the Colombian public securities market sustainable ordinary bonds in an aggregate principal amount of six hundred thousand million pesos (COP 600,000) (approximately USD 156,848), under the program for ordinary bonds, green bonds, social bonds, sustainable bonds, orange bonds and subordinated bonds. Bids for 1.8 times the aggregate amount of bonds offered were received. The bonds are offered in two series with terms of 3, 5 and 12 years. The Bank is committed to using the net proceeds of this issuance to finance the origination of loans for projects in these categories.

As of December 31, 2020

Issuer	Less than	Between	Between
	1 year	1 to 3 years	3 to 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,216,831	1,216,831
Ordinary bonds	-	-	154,671	2,787,563	2,942,234
Foreign currency
Subordinated bonds(1)	-	-	-	6,659,541	6,659,541
Ordinary bonds	151,992	588,958	284,323	7,282,714	8,307,987
Total	151,992	588,958	438,994	17,946,649	19,126,593
(1)	In the event of default of the Bank, the subordinated bonds will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

18.2 Issue of Bancolombia S.A. ordinary bonds.

On January 8, 2020, Bancolombia S.A. announced that Citigroup Global Markets Inc. had commenced a foreign in-the-money tender offer to purchase all of the 5.950% ordinary bonds due 2021 issued by the Bank (the "Bonds"), subject to the terms and conditions set forth in the tender offer document ("the Offer").

The Bank redeemed all the remaining bonds that were not purchased in the Offer.

On January 23, 2020, the Bank issued USD 950,000 aggregate principal amount of senior notes through an international public offering. The bonds have a 5 year maturity and a coupon of 3%, payable semi-annually on January 29 and July 29 of each year, commencing on July 29, 2020. The Bank used the net proceeds from the issuance of these bonds to complete Offer described above and to redeem the remaining bonds that were not purchased in the Offering.

The closing of the issuance occurred on January 29, 2020.

18.3 Issue of Banistmo S.A. ordinary bonds.

On July 28, 2020, Banistmo, a subsidiary of the Bancolombia Group in Panama, issued USD 400,000 aggregate principal amount of ordinary bonds, with a term of 7 years and a coupon of 4.250%.

18.4 Payment of Banco Agrícola S.A. bonds.

On June 18, 2020, the structured financing transaction for USD 300,371, including principal plus interest, matured and was fully paid.

For information related to the disclosures of fair value of the debt securities in issue, see Note 30 Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2021	December 31, 2020
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	5,697,371	1,514,548
More than twelve months after the reporting period	15,396,493	17,612,045
Total	21,093,864	19,126,593

As of December 31, 2021 and 2020, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo´s social gender private placement bond. None of these covenants had been breached nor were the related obligations past due.

NOTE 19. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

	December 31,	December 31,
Post-employment and long-term benefit plans	2021	2020
In millions of COP
19.1 Defined benefit pension plan	168,816	163,204
19.2 Severance obligation	18,429	22,228
19.3 Retirement Pension Premium Plan and Senior Management Pension Plan Premium	219,496	202,580
19.4 Other long term benefits	465,744	465,046
Total Post-employment and long-term benefit plans	872,485	853,058
Fair value Plan assets	34,248	29,113
Total Unfunded Post-employment and long-term benefit plans	838,237	823,945

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

As of December 31, 2019, the amount recognized through profit or loss, due to benefit employee plans’ current service cost and interest cost, was COP 135,415; on the other hand, COP 45,340 was recognized through other comprehensive income as a result of the net actuarial gain or loss due to change in assumptions, demographic experience and foreign currency translation effect.

Post-employment benefits

19.1 Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2020 and 2019 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 31, 2021, 555 participants were covered by this plan, and as of December 31, 2020, 603 participants.

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

Defined benefit pension plan	2021	2020
In millions of COP
Present value of the obligation as of January 1	127,132	129,028
Interest cost	7,011	7,244
Benefits paid	(11,545)	(12,009)
Net actuarial (gain) / loss due to changes in demographic assumptions	(7,459)	23
Net actuarial loss due to plan experience	(5,121)	2,846
Defined obligation, unfunded as of December 31	110,018	127,132

Panama

The Chase Manhattan Bank Corporation, N.A. (formerly “HSBC Bank Panama”, later merged with Banistmo S.A. in 2000) offered a defined benefit pension plan based on the average salaries paid during the 120 most recent months prior to the employee's retirement date and the years of employment service. The right to this plan was obtained after 10 years of service with the organization. This individual plan covered a certain group of employees who were hired by Chase Manhattan Bank Corporation, N.A. and it was not extended to employees of HSBC Bank Panama, now Banistmo, S.A.

As of December 31, 2021, and 2020, there were 47 participants (17 participants with deferred benefits and 30 participants receiving benefits), and 50 participants (20 participants with deferred benefits and 30 participants receiving benefits), respectively.

Defined benefit pension plan	2021	2020
In millions of COP
Present value of the obligation as of January 1	5,920	5,371
Interest cost	150	164
Actuarial (gain) / loss – experience	(825)	372
Actuarial loss - financial assumptions	266	353
Benefits paid from plan assets	(383)	(572)
Foreign currency translation effect	897	232
Defined obligation, funded as of December 31	6,025	5,920

Guatemala

Grupo Agromercantil Holding has established a retirement pension plan for its employees. Under this plan, the employees are entitled to receive a lifetime payment of 50% of their monthly nominal wage, if they are 70 years old and have 30 years of service, or if they are 65 years old and have 40 years of service. On the other hand, employees are entitled to receive a lifetime payment of 70% of their monthly nominal wage, if they are 70 years old and have 40 years of service, or they are 65 years old and have 45 years of service.

Defined benefit pension plan	2021	2020
In millions of COP
Present value of the obligation as of January 1	30,152	28,753
Current cost of service	1,664	1,165
Interest cost	2,253	2,597
Benefits paid	(1,347)	(1,251)
Actuarial loss / (gain) - financial assumptions	13,840	(2,052)
Foreign currency translation effect	6,211	940
Defined obligation, funded as of December 31	52,773	30,152

19.2 Severance obligation

Colombia

Under Colombian labor regulations, employees hired before 1990 are entitled to receive severance in an amount equal to one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds (this scheme of employee benefits is known as the current severance obligation). The Bank’s severance obligations relate to employees hired before 1990.

As of December 2021 and 2020, 204 and 287 participants, respectively, were covered by this plan.

The balances recognized in the statement of financial position are listed below:

Defined benefit severance obligation plan	2021	2020
In millions of COP
Present value of the obligation as of January 1	22,228	26,547
Current cost of service	531	716
Interest cost	1,149	1,490
Benefits paid	(6,678)	(6,214)
Net actuarial loss (gain) due to assumption changes and plan experience	1,199	(311)
Defined obligation, unfunded as of December 31	18,429	22,228
Current severance regimen(1)	95,331	87,022
Total	113,760	109,250
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

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2021, and 2020, there were 2,738 and 2,819 participants respectively, covered by the plan.

Banagrícola S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date, death or disability based on the number of years of service to the organization. As of December 31, 2021, there was 1 participant covered by the plan.

Guatemala

Grupo Agromercantil Holding has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2021, and 2020, there were 3,263 and 3,017 participants respectively, covered by the plan.

Panama

Banistmo S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date, death or disability based on the number of years of service to the organization. As of December 31, 2021, there was 1 participant covered by the plan.

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan and Senior Management Pension Plan Premium	2021	2020
In millions of COP
Present value of the obligation as of January 1	202,580	198,260
Current service cost	18,669	16,626
Interest cost	11,686	11,770
Benefits paid	(19,788)	(23,226)
Past service cost(1)	3,326	381
Others changes	(1,900)	-
Net actuarial (gain) due to assumption changes and plan experience	(7,214)	(3,745)
Foreign currency translation effect(2)	12,137	2,514
Defined obligation, unfunded as of December 31	219,496	202,580
(1)	Corresponds to the updating of the percentage of the tax factor used to calculate the total benefit.
(2)	Corresponds to Grupo Agromercantil Holding S.A. given higher devaluation between COP to USD currencies

19.4 Other long term benefits

In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2021 and December 31, 2020, the reconciliation of the other long term benefits is set below:

Other long term benefits	2021	2020
In millions of COP
Present value of the obligation as of January 1	465,046	416,969
Current service cost	47,339	40,637
Interest cost	27,490	24,021
First time application effect of IAS 19 to new defined benefit obligation of Banco Agromercantil Holding S.A. at Decembre 31, 2020(1)	-	20,723
Benefits paid	(45,086)	(37,049)
Net actuarial (gain) due to assumption changes and plan experience(2)	(34,463)	(654)
Foreign currency translation effect	5,418	399
Defined obligation, unfunded as of December 31	465,744	465,046
(1)	In 2020, Grupo Agromercantil Holding S.A. decided to recognize a new employee benefit plan for its employees based on the continuous and uninterrupted years of service in the organization.
(2)	Mainly due to changes in the discount rate and the inflation rate used in actuarial valuations of 2021 against 2020.

19.5 Plan Assets

Bancolombia

The Bank established an asset plan to secure the benefits promised in the Senior Management Pension Plan Premium. The assets plan is managed by a Private Pension Fund. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3.

The plan assets’ fair value as of December 31, 2021 and 2020 is as follow:

Bancolombia’s Plan assets	2021	2020
In millions of COP
Fair value of assets as of January 1	25,211	31,761
Employee contributions	2,500	-
Interest income on plan assets	1,538	1,918
Return on plan assets greater than discount rate	872	629
Benefits paid	-	(9,097)
Fair value assets at the end of the year	30,121	25,211

Banistmo

The Bank, through its subsidiary Banistmo, has established a plan with assets to secure benefits promised by Banistmo to the employees entitled to participate in the Pension Plan under the terms described above and to comply with Panama labor code, which specifies the terms for securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).

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

The components of the periodic net cost of the plans previously mentioned and the total of charges (credits) recognized in the consolidated statement of income are as follows:

The following table details the change in plan assets:

Banistmo’s Plan assets	2021	2020
In millions of COP
Fair value of assets as of January 1	3,902	4,220
Interest income on plan assets	30	40
Return on plan assets less than discount rate	-	(25)
Benefits paid	(405)	(572)
Foreign currency translation effect	600	239
Fair value of assets as of December 31	4,127	3,902

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the consolidated statement of income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2021	2020
In millions of COP
Pension	186,117	185,925
Current severance regimen	64,075	60,376
Total	250,192	246,301

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2021	December 31, 2020
Discount rate	8.00%	5.50%
Rate of wage increase	7.20%	5.75%
Projected inflation	4.70%	3.25%
Rate of pension increase	4.70%	3.25%

Bancolombfia Panama

Main projected assumptions	December 31, 2021	December 31, 2020
Discount rate	2.40%	2.40%
Rate of wage increase	2.00%	2.00%
Projected inflation	1.00%	1.00%

Banistmo

Main projected assumptions	December 31, 2021	December 31, 2020
Discount rate	3.70%	2.40%
Expected long-term rate of return on plan assets	0.70%	(1.70)%
Rate of wage increase	2.00%	1.00%

El Salvador

Main projected assumptions	December 31, 2021	December 31, 2020
Discount rate	2.50%	2.30%
Rate of wage increase	2.00%	2.00%
Projected inflation	1.00%	1.00%

Guatemala

Main projected assumptions	December 31, 2021	December 31, 2020
Discount rate	6.10%	8.20%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%

In 2021, the assumption of mortality used in the preparation of the assessment of the estimated liabilities is based on tables RP-2000, CSO-80 and RV-08, which reflect average ages of mortality from 32-75 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2021 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El

Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

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

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2022	14,181	65,543
2023	14,213	75,429
2024	14,148	71,459
2025	14,016	71,908
2026	13,895	81,911
2027 a 2031	64,575	419,943

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

There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.

Colombia

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.50%	0.50% increase	(3,657)
Discount rate	7.50%	0.50% decrease	3,904
Salary increases	5.20%	0.50% increase	4,261
Salary decreases	4.20%	0.50% decrease	(4,019)
Mortality Table	RV-08 ("Rentistas Validos")	One year increase in life expectancy	4,972

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.25%	0.50% increase	(5,228)
Discount rate	8.25%	0.50% decrease	5,729
Salary increases	7.70%	0.50% increase	5,815
Salary decreases	6.70%	0.50% decrease	(5,349)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.50%	0.50% increase	(341)
Discount rate	6.50%	0.50% decrease	353
Salary increases	7.70%	0.50% increase	852
Salary decreases	6.70%	0.50% decrease	(832)

Senior Management Pension Plan Premium

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.25%	0.50% increase	(882)
Discount rate	7.25%	0.50% decrease	921
Salary increases	7.70%	0.50% increase	1,105
Salary decreases	6.70%	0.50% decrease	1,068

Panama

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	4.20%	0.50% increase	(254)
Discount rate	3.20%	0.50% decrease	274
Mortality Table	RP-2000	One year increase in life expectancy	208

Guatemala

Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.60%	0.50% increase	(5,156)
Discount rate	5.60%	0.50% decrease	5,984
Salary increases	5.50%	0.50% increase	3,813
Salary decreases	4.50%	0.50% decrease	(3,415)
Mortality Table	RP-2000	One year increase in life expectancy	1,755

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.90%	0.50% increase	(1,666)
Discount rate	4.90%	0.50% decrease	1,764
Salary increases	5.50%	0.50% increase	1,763
Salary decreases	4.50%	0.50% decrease	(1,680)

El Salvador

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	3.10%	0.50% increase	(1,195)
Discount rate	2.10%	0.50% decrease	1,301
Salary increases	2.50%	0.50% increase	331
Salary decreases	1.50%	0.50% decrease	(373)

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.50%	0.50% increase	(14,472)
Discount rate	7.50%	0.50% decrease	15,214
Salary increases	7.70%	0.50% increase	15,237
Salary decreases	6.70%	0.50% decrease	(14,628)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.10%	0.50% increase	(1,119)
Discount rate	5.10%	0.50% decrease	1,207
Salary increases	5.50%	0.50% increase	1,208
Salary decreases	4.50%	0.50% decrease	(1,130)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	3.00%	0.50% increase	(236)
Discount rate	2.00%	0.50% decrease	253

Bonuses and short-term benefits

Short-term employment benefit plans recognized in the Consolidated Statement of Financial Position in the line “other liabilities” consist of the following:

	December 31,	December 31,
Other employment benefit plans	2021	2020
In millions of COP
Current severance obligation(1)	95,331	87,022
Bonuses and short-term benefits(2)	526,273	11,816
Other employment benefit plans	621,604	98,838
(1)	See 19.2 Severance obligation.
(2)	The increases between December 31, 2021 and 2020, corresponds to the reactivation of bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2021	December 31, 2020
In millions of COP
Payables	2,491,055	1,967,492
Suppliers	1,435,569	1,119,734
Advances	799,819	779,681
Collection services(1)	716,031	316,749
Bonuses and short-term benefits(2)	526,273	11,816
Deposits delivered as security(3)	376,447	570,097
Salaries and other labor obligations(4)	352,198	311,627
Security contributions	340,322	318,179
Provisions(5)	288,017	346,597
Advances in leasing operations and loans	169,153	123,932
Dividends(6)	78,304	299,495
Deferred interests	77,115	24,929
Liabilities from contracts with customers(7)	55,025	64,071
Other	57,396	110,313
Total	7,762,724	6,364,712
(1)	In 2020 there is a decrease for a lower transaction volume, related to the COVID-19 pandemic.
(2)	For further information, see Note 19 Employee benefit plans (Bonuses and short-term benefits).
(3)	See Note 5.2 Derivative financial instruments.
(4)	For more information related to other employee benefits, see Note 19 Employee benefits.
(5)	See Note 21 Provisions and contingent liabilities.
(6)	The increase is due to the last installment payment effective for the dividends approved by the annual shareholders’ meeting that took place in 2021 and 2020, respectively.
(7)	See Note 25.3 Fees and commissions.

NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES

21.1. Provisions

The following tables show the detail of the provisions:

As of December 31, 2021

	Judicial	Administrative	Financial		Loan		Onerous
	proceedings	proceedings	guarantees	~~(1)~~	commitments	(2)	contracts	(3)	Total
In millions of COP
Balance at January 1, 2021	35,640	2,399	23,035		285,198		325		346,597
Additions recognized in the year	8,766	13,625	8,219		-		938		31,548
Provisions used during the period	(5,587)	(500)	-		-		-		(6,087)
Provisions reversed during the period	(4,513)	(184)	(243)		(92,567)		(167)		(97,674)
Foreign currency translation adjustment	158	-	100		12,024		-		12,282
Effect of discounted cash flows	1,351	-	-		-		-		1,351
Final balance at December 31, 2021	35,815	15,340	31,111		204,655		1096		288,017
(1)	Changes in financial guarantees corresponds to higher provisions in Bancolombia.
(2)	Changes in loan commitments corresponds to increases in the reversal of the provision in Bancolombia, Banistmo, GAH and Banco Agrícola due to lower risks from the global COVID-19 pandemic.
(3)	Onerous contracts corresponds to Renting Colombia S.A.S.

As of December 31, 2020

	Judicial	Administrative	Financial		Loan		Onerous
	proceedings	proceedings	guarantees	~~(1)~~	commitments	(2)	contracts	(3)	Total
In millions of COP
Balance at January 1, 2020	35,752	6,607	16,945		131,386		-		190,690
Additions recognized in the year	9,063	1,259	6,190		224,603		325		241,440
Provisions used during the period	(4,673)	(3,059)	-		-		-		(7,732)
Provisions reversed during the period	(5,196)	(2,408)	(50)		(71,497)		-		(79,151)
Foreign currency translation adjustment	382	-	(50)		706		-		1,038
Effect of discounted cash flows	312	-	-		-		-		312
Final balance at December 31, 2020	35,640	2,399	23,035		285,198		325		346,597
(1)	Changes in financial guarantees corresponds to higher provisions in Bancolombia.
(2)	Changes in loan commitments corresponds to increases in Bancolombia, Banistmo, GAH and Banco Agrícola due to increased risks from the global COVID-19 pandemic.
(3)	Onerous contracts corresponds to Renting Colombia S.A.S.

The following explains the significant changes in the provisions of financial guarantees and loan commitments during period at December 31, 2021 and 2020 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2021	192,597	75,135	40,501	308,233
Transfers	(77,194)	3,221	42,737	(31,236)
Transfer to stage 1	(45,706)	(65,020)	(15,063)	(125,789)
Transfer to stage 2	(23,860)	87,990	(16,801)	47,329
Transfer to stage 3	(7,628)	(19,749)	74,601	47,224
Provisions used during the period	241,953	32,694	59,949	334,596
Provisions reversed during the period	(229,798)	(55,735)	(102,418)	(387,951)
Translation adjustment	7,615	4,462	47	12,124
Balance at December 31, 2021	135,173	59,777	40,816	235,766

	Stage1	Stage2	Stage3	TOTAL
Balance at January 1, 2020	119,865	28,433	33	148,331
Transfers	30,893	54,918	295	86,106
Transfer to stage 1	75,694	(44,821)	-	30,873
Transfer to stage 2	(34,778)	115,398	-	80,620
Transfer to stage 3	(10,023)	(15,659)	295	(25,387)
Provisions used during the period	95,212	9,283	40,192	144,687
Provisions reversed during the period	(54,823)	(16,724)	-	(71,547)
Translation adjustment	1,450	(775)	(19)	656
Balance at December 31, 2020	192,597	75,135	40,501	308,233

Judicial proceedings

Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2021 and 2020. In addition, the Bank does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.

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

Financial guarantees

The Bank issues bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment pursuant to which the Bank will cover, up to the maximum amount guaranteed,a breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. The Bank expects most of those guarantees provided to expire before they are used. See Note 2.D Significant Accounting Policies (7.5.2 Financial guarantee contracts and loan commitments).

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
●Non-compliance with the Technical Evaluation obligations.

Guarantees for public procurement

The Bank must pay a state entity up to the amount guaranteed for the breach by the contractor of the contractual or legal obligations agreed.

Onerous contracts

For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Commitment issued by the Bank to guarantee the performance of a customer from the private sector

The Bank must pay the third party if there is any breach of what has been agreed upon or due to the economic insolvency of the client.

As of December 31, 2021

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	620,120
Guarantees greater than 1 month and up to 3 months	1,051,714
Guarantees greater than 3 months and up to 1 years (1)	5,616,089
Guarantees greater than 1 year and up to 3 years (2)	1,513,774
Guarantees greater than 3 years and up to 5 years	84,273
Guarantees greater than 5 years	150,494
Total	9,036,464
(1)	Mainly due to the change in duration for COP 2,505,284 and the opening of guarantees for COP 880,388 that expire in 2022, with the following economic sectors: Energy services and the private sector.
(2)	Mainly due to the change in duration for COP 3,056,310 and the opening of guarantees for COP 812,403 that expire in 2022, with the economic sector of financial services.

As of December 31, 2020

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	388,859
Guarantees greater than 1 month and up to 3 months	616,879
Guarantees greater than 3 months and up to 1 year	2,911,975
Guarantees greater than 1 year and up to 3 years (1)	3,568,858
Guarantees greater than 3 years and up to 5 years	42,788
Guarantees greater than 5 years	144,157
Total	7,673,516
(1)	Mainly due to 4 new guarantees amounting to COP 2,909,063, expiring in 2022 with in Telecommunications and financial sectors.

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and does not reflect expected results.

The table below shows the maximum exposure to credit risk and provision based on the bank´s internal credit rating system, 12 month Basel PD range and year-end stage classification.

As of December 31, 2021

Standard	PD range	Stage 1		Stage 2		Stage 3		Total	Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
In millions of COP
Normal risk	0% - 3.11%	8,638,607	15	31,477	2	-	-	8,670,084	17
Acceptable risk	> 3.11% - 11.15%	189,644	18	30,634	1	-	-	220,278	19
Appreciable risk	> 11.15% - 72.75%	434	-	-	-	-	-	434	-
Significant risk	> 72.75% - 89.89%	-	-	-	-	140,520	30,748	140,520	30,748
Bad risk	> 89.89% - 100%	-	-	4,206	11	942	316	5,148	327
Total		8,828,685	33	66,317	14	141,462	31,064	9,036,464	31,111

As of December 31, 2020

Standard	PD range	Stage 1		Stage 2		Stage 3		Total	Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
In millions of COP
Normal risk	0% - 3.11%	6,693,881	30	25,056	-	-	-	6,718,937	30
Acceptable risk	> 3.11% - 11.15%	637,593	211	16,118	8	-	-	653,711	219
Appreciable risk	> 11.15% - 72.75%	187,633	264	88,103	100	-	-	275,736	364
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	25,132	22,422	25,132	22,422
Total		7,519,107	505	129,277	108	25,132	22,422	7,673,516	23,035

21.2. Contingent liabilities

Contingencies with an individual claimed amount against the Bank higher than USD 5,000, with significant importance to the financial statements as of December 31, 2021 are presented below:

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

This action was on hold due to its merger with the constitutional public interest action filed by Carlos Aponte against various financial institutions. As of December 31, 2020, such proceeding is in the evidentiary stage, specifically in the practice of the expert opinion and no provisions have been made.

Fiscal Responsibility Lawsuit (“Proceso de responsabilidad fiscal”) between Contraloría Departamental de Cundinamarca vs. GEHS, Bancolombia, et al.

The Wastewater Treatments Plant Chía I Delicias Sur of the Municipality of Chía’s development was represented by a leasing agreement entered on September 28, 2015 by and between the Municipality of Chia (tenant) and Bancolombia S.A., valued at USD 5,846. The object of such agreement was the financing of the project, optimization, design and construction of the wastewater treatment plant PTAR Chía I Delicias Sur; as of December 31, 2018, the agreement was in the advances stage (with payment of interest on the disbursements made to the supplier), which refers to the contractual stage in which the proceeds are delivered for the execution of the project in advance of the final payment. The current Mayor of the Municipality of Chía has conveyed anomalies he has found in the execution of the aforementioned project and, as a consequence of the aforementioned anomalies, the Contraloría de Cundinamarca initiated a fiscal responsibility lawsuit for an alleged patrimonial detriment in public funds of the amount of USD 5,846 against GEHS Global Environment and Health Solutions of Colombia (provider), Guillermo Varela Romero, Rafael Antonio Ballesteros Gómez, Luis Alejandro Prieto González and Bancolombia S.A.

As of December 31, 2021, the fiscal responsibility lawsuit is pending for the appeal against the decision of the judge that denied the nullity of a judge resolution. The pleadings stage has not started yet. The process has a provision of USD 1,145.

BANISTMO

Ordinary claim filed by Menelao Mora and Said Diaz:

The plaintiffs seek payment of the costs of the material and moral damages resulting from a criminal proceeding filed by Banistmo (28-10-2004) against them for alleged criminal acts that caused damage to the Bank because of the unauthorized use of credit lines to enterprises for which they acted as legal representatives.

The plaintiffs seek damages in the amount of USD 20,000. In initial judgment, Bank was ordered to repair the material damages, product of the criminal process against the plaintiffs, as well as to pay the sum of USD 2,300 to each of the plaintiffs for moral damages.

The Bank filed an appeal against the initial judgement, alleging errors made in the consideration of the evidence and legal grounds on which the decision was based. The external counsel has labeled this contingency as probable.

Ordinary Claim filed by Deniss Rafael Pérez Perozo, Carlos Pérez Leal et al.

Promotora Terramar (a HSBC client) received USD 299 in payments through Visa Gift Cards issued by U.S Bank, as partial payment for two apartments in Panama City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity promoted by Promotora Terramar on June 3rd, 2008, when a deposit monitoring alert was activated due to the high number of cards with the same BIN and Bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC held USD 287 from Promotora Terramar´s accounts; nevertheless, after further investigations the money was refunded.

The plaintiffs filed on October 2013 a claim for compensation of the material and moral damages caused, which according to their valuation amounts to USD 5,252,435. Although Banistmo was notified on November 26, 2014, as of December 31, 2021, the process is suspended and pending the initiation of the evidentiary stage. The external counsel has labeled this contingency as remote.

Constructora Tymsa

Lawsuit was initiated after supposed fraudulent acts on a sale of a property owned by the plaintiff. Plaintiff asked to rescind the public documents effecting the transfer of the property, in which Limipa was the buyer. Limipa then took a credit from Banistmo and guaranteed its contractual obligation with an administration and guarantee trust, which was administrated by Banistmo Investments. Tymsa claims that the signature and fingerprint were forged.

Plaintiff’s claims are in an amount up to USD 10,000 plus interests and other expenses. Banistmo and Banistmo Investments have contested their responsibility or guilty conduct related to the transfere of the property. Bank’s counselors have qualified this contingency as eventual. As of December 31, the process is in notification stages.

BANCO AGRÍCOLA

Authority on Taxes

The authority on taxes of El Salvador, in accordance with the resolution of October 2018, determined that Banco Agrícola failed to pay and declare income taxes related to fiscal year 2014 for a total of USD 11,116 and related penalties.

In 2021, there was a decision on an appeal from the Bank.  According to resolution of the appeal, the initial resolution from the authority on taxes was modified, adjusting the tax on income to the amount of USD 6,341 and repealing the penalties aware. The Bank intends to bring the case to the Administrative Judges to have nullified the initial decisions. According to external counselors, this contingency is qualified as remote.

As of December 31, 2021, the Bank has not recorden provisions for this matter.

ARRENDADORA FINANCIERA S.A. ARFINSA SUBSIDIARY OF BANCO AGRÍCOLA

Corporación de Alimentos S.A. de CV- Cordal

The plaintiffs filed a claim for alleged damages derived from funds wrongfully delivered to third parties that were not entitled to receive said funds. Arfinsa claims that these funds were not under its responsibility as assignee or administrator. The claim seeks USD 6,454. As of December 31, 2021, the process is in the evidentiary stage, specifically in the discovery of accounting records. The external counsel has labeled this contingency as remote.

BANCO AGROMERCANTIL

Superintendence of Tax Administration

The Superintendence of Tax Administration of Guatemala (SAT) made a tax adjustment on the Income Tax return duly paid by BAM for 2014 fiscal year for a value of USD 13.617 (USD 6.808 tax plus 6.808 fine). This adjustment was not reserved for during the administrative pleading phase, therefore the Bank, arguing that the tax was paid correctly, initiated an [adversarial] administrative procedure against the SAT before the Court to oppose the alleged collection.

This trial is pending the first decision, as of December 31, 2021. There are no provisions recorded for this lawsuit.

Delicarnes, Sociedad Anónima

Delicarnes, Sociedad Anónima, acquired a mortgage loan from BAM and failed to pay its obligation on the agreed date, so BAM filed a collection lawsuit against it. Delicarnes, in addition to opposing the collection lawsuit, filed against BAM an ordinary claim for damages caused, on the basis that Delicarnes believes it did not breach the contract and therefore, should not have been sued.

In 2021, the court ruled in favor of BAM, in the first instance. The judgement was appealed by the counterparty. As of December 31, 2021, the lawsuit was in appeal stage. There are no provisions recorded for this matter.

Dany Ward Mcnab Valladares

Lawsuit concluded on April 2021 due to withdrawal by the plaintiffs, after an extrajudicial agreement with BAM.

NOTE 22. SHARE CAPITAL

The subscribed and paid-in capital is the following:

Share capital	December 31, 2021	December 31, 2020
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total subscribed and paid-in shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914

Dividends declared

The declaration, amount and payment of dividends are based on Bancolombia S.A.’s unconsolidated net income. Dividends must be approved at the ordinary general shareholders' meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of at least 78% of the shares present at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the annual general ordinary stockholders' meeting in which the dividend was declared.

The payment of dividends must be made in cash during the year following the applicable date for the annual general ordinary stockholders' meeting. If the payment is made in the Bank’s own equity securities instead of cash, that must be approved by 80% of the outstanding common shareholders and 80% of the outstanding preferred shares.

The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares; and (iii) third, as may be determined in the ordinary annual general ordinary stockholders' meeting by the vote of the holders of a majority of the shares entitled to vote.

The Board of Directors of Bancolombia S.A., considering the current capital levels and the results of operations and business of the Bancolombia Group in 2021, and recommended to management to review the dividend policy to increase the percentage of profit distribution to be proposed to shareholders at the next ordinary general shareholders' meeting

Dividends declared with respect to	Cash dividends per share
net income earned in:	(Stated in COP)
2021	3,120
2020	260
2019	1,638
2018	1,092
2017	1,020

Common shares

The holders of common shares are entitled to vote on any matter subject to approval at an annual general ordinary stockholders' meeting. Within 15 calendar days prior to such meeting, such holders are entitled to inspect the books and records of the Company.

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

Reserved Shares

Stocks that are available between maximum authorized shares and paid-in shares. The Bank has not reserved shares.

NOTE 23. APPROPRIATED RESERVES

As of December 31, 2021 and 2020, the appropriated retained earnings consist of the following:

Concept	December 31, 2021	December 31, 2020
In millions of COP
Appropriation of net income(1)(2)	13,628,995	13,406,195
Others	1,032,012	424,409
Total Appropiated reserves	14,661,007	13,830,604
(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)	Includes no claimed dividends reclassification by COP 4,441 pursuant to Article 85 of the Bank’s bylaws.

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

As of December 31, 2021

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,661,019	167,129,575	168,790,594
The Bank’s interest-assets
Investments at fair value through profit or loss	110,026	-	110,026
Investments at fair value through other comprehensive income	42,864	-	42,864
Loans and advances to customers	-	5,851,195	5,851,195
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	152,890	5,851,195	6,004,085
The Bank’s maximum exposure	152,890	5,851,195	6,004,085
Fees income	6,936	471,765	478,701

As of December 31, 2020

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	2,405,326	162,021,763	164,427,089
The Bank’s interest-assets			-
Investments at fair value through profit or loss	154,397	-	154,397
Investments at fair value through other comprehensive income	142,400	-	142,400
Loans and advances to customers	-	4,211,304	4,211,304
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	296,797	4,211,304	4,508,101
The Bank’s maximum exposure	296,797	4,211,304	4,508,101
Fees income	8,756	464,805	473,561

The Bank invests in asset-backed securities issued by securitization entities for which underlying assets are mortgages originated by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and accounted for as investment at fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings. The Bank does not expect significant changes in those ratings. Also, the Bank retains beneficial interests in the form of servicing fees on the securitized mortgages.

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

Likewise, the Bank receives fees for management assets pledged as collateral for clients’ commitments and obligations, and fees from management of resources of government agencies and entities.

On the other hand, there is not an additional exposure to loss, such as funding commitments with regards to the Bank’s involvement with those entities.

NOTE 25. OPERATING INCOME

25.1. Interest and valuation on financial instruments

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
In millions of COP
Interest on debt instruments using the effective interest method	311,488	308,453	160,200
Interest and valuation on financial instruments
Debt investments	466,124	533,506	881,985
Derivatives	33,637	(337,796)	(182,769)
Spot transactions	27,348	20,173	483
Repos	(56,555)	(1,025)	(175,259)
Total valuation on financial instruments	470,554	214,858	524,440
Total Interest and valuation on financial instruments	782,042	523,311	684,640

25.2.       Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
In millions of COP
Deposits(1)	2,814,505	4,084,192	4,164,798
Debt instruments in issue	1,053,441	1,053,989	1,164,808
Borrowing costs(2)	293,949	527,825	627,058
Lease liabilities(3)	111,556	118,600	121,946
Preferred shares	57,701	57,701	57,908
Borrowings from other financial institutions	3,870	5,838	21,663
Other interest	16,534	14,863	21,613
Total interest expenses	4,351,556	5,863,008	6,179,794
(1)	The decrease is mainly presented in Bancolombia S.A., due to intervention rate issued by Banco de la República decreased in 2020 until October 2021, which has an impact on the rates of deposits and local borrowing costs.
(2)	Lower expenses in 2021 due to the annual decrease in financial obligations by COP 2.7 billion; additionally, rates have decreased due to the effects of the global economic situation. Also, the amount in 2019 includes the expense recognized for borrowing costs of the subsidiaries sold for COP 1,224.
(3)	For more information refer to Note 7.2 Lessee.

Net interest income amounts to COP 11,304,222, COP 10,578,422 and COP 10,608,726 for the years ended December 31, 2021, 2020 and 2019, respectively, and includes interest on loan portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense.

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

In the following table, the description of the main activities through which the Bank generates revenue from contracts with customers is presented:

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

The rights and obligations of each party in respect of the goods and services for transfer are clearly identified, the payment terms are explicit, and it is probable, that is, it takes into consideration the capacity of the customer and the intention of having to pay the consideration at termination to those entitled to change the transferred goods or services. The revenue is recognized at a point in time: the Bank satisfies the performance obligation when the “control” of the goods or services was transferred to the customers.

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

Placement of Securities

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

Bancassurance

The bank receives a commission for collecting insurance premiums at a given time and for allowing the use of its network to sell insurance from different insurance companies over time. The Bank in these bancassurance contracts acts as agent (intermediary between the customer and the insurance company), since it is the insurance company which assumes the risks, and which handles the complaints and claims of the customers inherent in each insurance. Therefore, the insurance company acts as principal before the customer. The prices agreed in bancassurance are defined as a percentage on the value of the policy premiums. The payment shall be tied to the premiums collected, sold or taken for the case of employees’ insurance. The aforementioned then means that the price is variable, since, the revenue will depend on the quantity of policies or calculations made by the insurance companies.

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

Gains on sale of assets

These are the revenue from the sale of assets, where the sale value is higher than the book value recorded in the accounts, the difference representing the gains. The recognition of the revenue is at a point in time once the sale is realized. The Bank acts as principal in this type of transaction and the transaction price is determined by the market value of the asset being sold.

To view the details of the balance, refer to line ‘Gain on sale of assets’ in Note 25.4 Other operational Income.

Investment Banking

Investment Banking offers to customer’s financial advisory services in the structuring of businesses in accordance with the needs of each one of them. The advisory services consist in realizing a financial structuring of a credit or bond in which the Investment Bank offers the elements so that the company decides the best option for structuring the instrument. In the financial advisory contract, a best efforts clause is included.

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

The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers, for further information about composition of Bank’ segments see Note 3 Operating segments:

As of December 31, 2021

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	414,870	69,379	118,532	56,548	-	-	-	22,902	-	682,231
Credit and debit card fees and commercial estabilshments	1,830,128	174,226	168,273	61,831	-	-	-	1,663	-	2,236,121
Brokerage	-	12,661	-	-	-	-	14,193	-	-	26,854
Acceptances, Guarantees and Standby Letters of Credit	43,863	16,125	6,928	3,716	-	-	-	1,917	-	72,549
Trust	-	17,420	6,567	704	347,838	-	90,548	46	-	463,123
Placement of securities and investment banking	-	1,998	1,353	-	-	79,521	11,481	-	-	94,353
Bancassurance(1)	636,632	49,730	129	-	40	10	51	-	-	686,592
Payment and collections	723,297	10,064	-	-	-	-	-	-	-	733,361
Others	192,682	-	57,942	37,109	-	-	1,009	6,781	3,097	298,620
Total revenue from contracts with customers(1)	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804
(1)	Decrease in revenues due to the number of claims arising from the impact of the global COVID-19 pandemic.

As of December 31, 2020

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	329,281	77,727	105,821	49,782	-	-	-	20,234	-	582,845
Credit and debit card fees and commercial estabilshments	1,484,085	147,448	126,857	85,643	-	-	-	1,834	-	1,845,867
Brokerage	-	10,047	-	9	-	-	18,308	-	-	28,364
Acceptances, Guarantees and Standby Letters of Credit	38,864	13,976	5,112	2,713	-	-	-	1,109	-	61,774
Trust	844	18,089	1,868	788	349,127	-	81,373	46	2,115	454,250
Placement of securities and investment banking	-	789	1,723	-	-	37,354	12,170	-	-	52,036
Bancassurance	685,783	42,697	139	-	8	3	12	-	-	728,642
Payment and collections	595,222	-	-	-	-	-	-	-	-	595,222
Others	157,303	-	48,272	37,333	15	90	765	5,673	(38)	249,413
Total revenue from contracts with customers	3,291,382	310,773	289,792	176,268	349,150	37,447	112,628	28,896	2,077	4,598,413

As of December 31, 2019

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions
Banking services	422,943	77,976	99,222	52,627	-	-	-	15,683	-	668,451
Credit and debit card fees and commercial estabilshments	1,421,039	200,372	117,541	78,764	-	-	-	4,230	-	1,821,946
Brokerage	-	7,893	-	24	-	-	18,617	-	-	26,534
Acceptances, Guarantees and Standby Letters of Credit	32,829	14,369	5,541	2,440	-	-	-	844	-	56,023
Trust	-	13,033	1,713	572	349,402	-	80,534	41	509	445,804
Placement of securities and investment banking	-	391	1,496	-	-	30,142	6,961	-	-	38,990
Bancassurance	607,758	35,014	160	-	36	7	51	-	-	643,026
Payment and collections	623,758	-	-	-	-	-	-	-	-	623,758
Others	161,420	1,007	42,636	36,427	-	680	7,201	5,002	79	254,452
Total revenue from contracts with customers	3,269,747	350,055	268,309	170,854	349,438	30,829	113,364	25,800	588	4,578,984

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

As a practical expedient, the Bank recognizes the incremental costs of obtaining a contract as an expense when the amortization period of the asset is one year or less.

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

The contract liabilities increased COP 9,046 in 2021. The changes in contract liabilities are due to performance circumscribed in the contract.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2021, 2020 and 2019:

	2021	2020	2019
	In millions of COP
Accounts receivable from contracts with customers(1)	182,672	177,991	203,198
Liabilities from contracts with customers(2)	55,025	64,071	60,791
(1)	Allowances for receivables from customers are COP 16,537, COP 36,061 and COP 9,769 for the year 2021, 2020 and 2019 respectively. The increase in 2021 for impairment, corresponds to the growth of accounts receivable for credit card fees, due to the additional extensions granted to customers, according to External Circulars 007, 009, 014 and 022 of 2020 of the SFC.
(2)	See Note 20 Other liabilities.

Fees and Commissions Expenses

Fees and Commissions Expenses	2021	2020	2019
	In millions of COP
Banking services	798,729	587,531	585,593
Sales, collections and other services(1)	619,715	558,038	423,630
Correspondent banking(2)	307,308	213,850	176,326
Payments and collections	26,897	20,034	44,990
Others	108,034	182,132	322,700
Total expenses for commissions	1,860,683	1,561,585	1,553,239
(1)	Increase in 2021 due to greater demand for attention through the telephone channel (contact center services).
(2)	The increase is due to higher transactions, due to the opening of new correspondents in 2021.

25.4.        Other operating income

The following table sets forth the detail of other operating income net for the years ended December 31, 2021, 2020 and 2019:

Other operating income	2021	2020	2019
	In millions of COP
Leases(1)	936,574	711,575	682,525
Net foreign exchange and Derivatives Foreign exchange contracts(2)	296,534	599,396	219,835
Gains on sale of assets(3)	227,445	65,932	93,548
Services	140,451	143,145	170,494
Investment property valuation(4)	67,762	(3,501)	93,197
Other reversals	56,381	70,352	49,079
Insurance(5)	54,833	59,514	60,452
Penalties for failure to contracts	15,680	8,207	28,554
Hedging	(6,133)	(3,746)	663
Others	232,614	193,698	136,900
Total Other operating income	2,022,141	1,844,572	1,535,247
(1)	As of December 31, 2021, 2020 and 2019, the amount consists of income from operating leases for COP 787,561, COP 577,449 and COP 562,067 (See Note 7.1. Lessor); property leases for COP 139,021, COP 125,494 and COP 85,507 (See Note 11. Investment properties); and other assets leases for COP 9,992, COP 8,632 and COP 34,951; respectively.
(2)	Corresponds to the management of assets and liabilities in foreign currencies and the volatility of the U.S. dollar.
(3)	The increase in 2021 corresponds mainly to gains on assets held for sale, mainly vehicles and assets returned from leasing contracts.
(4)	At the end of 2020 there was a devaluation of investment properties, as a result of the conditions of each property and the effect of the COVID-19 pandemic. See Note 11. Investment properties.
(5)	Corresponds to income from insurance operations of Seguros Agromercantil S.A., which operates in Guatemala.

25.5. Dividends and net income on equity investments

The following table sets forth the detail of dividends received, and share of profits of equity method investees for the years ended December 31, 2021, 2020 and 2019:

Dividends and net income on equity investments	2021	2020	2019
	In millions of COP
Equity method(1)	199,652	136,596	249,231
Dividends(2)	108,079	14,217	84,183
Gains on sale of investments in associates(3)	9,896	-	77,916
Equity investments(4)	7,253	(27,795)	71,207
Impairment of investments in associates(5)	(1,733)	(4,399)	-
Others(6)	5,197	4,706	(101,938)
Total dividends received, and share of profits of equity method investees	328,344	123,325	380,599
(1)	Corresponds to income from equity method of investments in associates as of December 31, 2021 and 2020 for COP 179,033 and COP 123,676, respectively, and joint ventures for COP 20,619 and COP 13,019, respectively. For further information, see Note 8 investments in associates and joint ventures.
(2)	Dividends received from equity investments at fair value through profit or loss as of December 31, 2021, 2020 and 2019 amount COP 40,439, COP 650 and COP 73,685, respectively. The increase in 2021 is explained by the dividends of the privileged share of Tuya S.A. Dividends from equity investments at fair value through OCI amount COP 12,665, COP 13,567 and COP 10,498, respectively. As of December 31, 2021, 2020 and 2019, the amount includes dividends of investments derecognised for COP 251, COP 490 and COP 4,100, respectively.
(3)	Corresponds to the payment of the contingent value, as resulting from the sale made in 2019 of investments in associates Avefarma S.A.S, Glashfarma Tech S.A.S and Panamerican Pharmaceutical Holding Inc.

(4)	During 2020, the losses in the investment portfolios of the Bank are due to the negative macroeconomic impacts generated by the global COVID-19 pandemic.
(5)	For 2021 and 2020, corresponds to the recognized impairment losses of the associate Internacional Ejecutiva de Aviación S.A.S. For further information, see Note 8 Investments in associates and joint ventures.
(6)	In 2021, corresponds to gains recognized by the Bank as the difference between book value and fair value of Vlipco S.A.S. previous to its acquisition date, the transaction was made in November 2021. For further information, see Note 9.3 Business combinations. In 2020, corresponds to the valuation of the financial liability that the Bank had with BAM Financial Corporation (BFC), due to its obligation to pay cash in future to purchase the non-controlling shares of Grupo Agromercantil Holding pursuant to an outstanding put option expiring in 2024. In February 2020, BFC notified its decision to exercise the contractual put option for the sale of the GAH common stock held, and in September, 2020, the Bank purchased 40% of the common stock of GAH from BFC, after obtaining the neccesary regulatory approvals.

NOTE 26. OPERATING EXPENSES

26.1.       Salaries and employee benefit

The detail for salaries and employee benefits for the years ended December 31, 2021, 2020 and 2019 is as follows:

Salaries and employee benefit	2021	2020	2019
In millions of COP
Salaries	1,648,872	1,568,432	1,449,765
Bonuses(1)	714,353	112,843	560,149
Private premium	384,056	402,154	378,979
Social security contributions	355,166	334,831	319,424
Indemnization payment	137,453	100,228	140,633
Other benefits	542,696	526,242	517,874
Total Salaries and employee benefit	3,782,596	3,044,730	3,366,824
(1)	The decrease in 2020 corresponds to the suspension of bonuses related to the variable compensation of Grupo Bancolombia employees during this year.

26.2.       Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2021, 2020 and 2019 is as follows:

Other administrative and general expenses	2021	2020	2019
	In millions of COP
Fees(1)	756,835	539,473	531,669
Maintenance and repairs	592,493	580,752	599,519
Insurance	495,146	518,553	423,785
Data processing	363,105	307,609	234,219
Frauds and claims	201,115	144,689	65,589
Transport	198,828	178,841	212,582
Advertising	153,066	128,011	151,246
Public services	149,029	110,998	116,837
Cleaning and security services	111,717	106,112	100,593
Contributions and affiliations	101,727	95,638	73,689
Communications	71,861	75,847	77,375
Trust(2)	64,575	34,470	59,334
Properties improvements and installation	64,554	46,489	51,187
Useful and stationery	53,476	50,575	83,891
Real estate management	28,962	26,968	25,012
Others	115,431	195,764	262,531
Total other administrative and general expenses	3,521,920	3,140,789	3,069,058
Taxes other than income tax(3)	719,593	765,766	757,820
(1)	The Increase generated mainly by digital transformation fees.
(2)	The increase is mainly to the payment of yields trust. The yields for 2020 were impacted by the COVID-19 pandemic.
(3)	See Note 12 Income tax.

26.3.       Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2021, 2020 and 2019 is as follows:

Impairment, depreciation and amortization	2021	2020	2019
	In millions of COP
Depreciation of premises and equipment(1)	466,179	360,703	358,439
Amortization of intangible assets(2)	198,169	163,754	141,104
Depreciation of right-of-use assets	190,819	211,910	177,709
Impairment of other assets, net(3)	65,391	101,423	147,338
Total impairment, depreciation and amortization	920,558	837,790	824,590
(1)	See Note 10 Premises and equipment, net.
(2)	See Note 9 Goodwill and intangibles assets, net
(3)	The detail of the impairment of other assets net by operating segments for the years ended December 31, 2021, 2020 and 2019 is presented in the table below:

Impairment (recovery) of other assets, net	2021	2020	2019
	In millions of COP
Banking Colombia(1)	38,632	47,420	108,861
Banking Panamá	17,962	13,211	17,869
Banking Guatemala(2)	7,554	42,006	29,930
All other segments	848	1,339	792
International Banking	-	182	933
Brokerage	-	-	1
Banking El Salvador	395	(2,735)	(11,048)
Total	65,391	101,423	147,338
(1)	Corresponds to impairment of foreclosed assets.
(2)	Corresponds mainly to the recognition of impairment of North Shore Development Company S.A. in 2020, sold in 2021.

During 2021, 2020 and 2019 there did not materialize significant cybersecurity breaches according to the data security policies established by Management.blished by the management.

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank had no dilutive potential common shares as of December 31, 2021, 2020 and 2019.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2021, 2020 and 2019 (in millions of pesos, except per share data):

	2021	2020	2019
Income from continuing operations before attribution of non-controlling interests	4,207,787	315,359	3,214,567
Less: Non-controlling interests from continuing operations	120,992	39,365	97,216
Net income from continuing operations	4,086,795	275,994	3,117,351
Less: Preferred dividends declared	59,851	682,876	435,810
Less: Allocation of undistributed earnings to preferred stockholders	1,830,636	(583,718)	998,864
Net income allocated to common shareholders for basic and diluted EPS	2,196,308	176,836	1,682,677
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and Diluted earnings per share to common shareholders	4,309	347	3,301
Basic and Diluted earnings per share from continuing operations	4,309	347	3,301

NOTE 28. RELATED PARTY TRANSACTIONS

IAS 24 Related Party Disclosures requires that an entity discloses:

(a)	Transactions with its related parties; and
(b)	Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.

Under IAS 24, an entity must disclose transactions with its related parties, outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10 Consolidated Financial Statements.

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

●	Stockholders with ownership interest equal or higher than 20% of the Bank’s capital:
-	Grupo de Inversiones Suramericana S.A.
-	Fondo Bancolombia ADR Program.
●	Members of Board of Directors and Senior Management, understood as the president and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more of the Bank's capital.
●	Associates and joint ventures for which the Bank provides commercial banking services and deposits. For these purposes all companies in which the Bank has joint control or significant influence have been included. For more information see note 8. Investments in associates and joint control.

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

Between the Parent Company and its related parties, during the periods ending at December 31, 2021, 2020 and 2019, there were no:

-	Loans that for its contractual terms do not represent a lending transaction.
-	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
-	No guarantees, pledges or commitments have been given or received in respect of the aforementioned transactions.

As of December 31, 2021

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank's capital(1)	management
In millions of COP
Assets
Financial assets investments	2,755	-	9,635
Derivative financial instruments	-	25	-
Loans and advances to customers	937,190	17,821	234,956
Allowance for loans, advances and lease losses	(3,028)	(84)	(5,360)
Investment in associates and joint ventures	-	-	2,720,559
Other assets	7,644	913	172,636
Total assets	944,561	18,675	3,132,426

Liabilities
Deposits by customers	2,101,846	8,162	195,647
Derivative financial instruments	-	-	7,782
Other liabilities	1,120	387	36,596
Total liabilities	2,102,966	8,549	240,025

Income
Interest and other operating income	766,772	857	27,440
Valuation on financial instruments	(1,840)	1,112	(8,405)
Dividends and net income on equity investments	58	-	289,423
Other income	-	-	52,582
Net income	764,990	1,969	361,040

Expenses
Interests and other operating expenses	20,315	224	137,786
Fees	1,243	1,700	977
Other expenses	72,435	4	30,784
Total expenses	93,993	1,928	169,547
(1)	Includes Grupo Sura conglomerate.

As of December 31, 2020

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank’s capital(1)	management
In millions of COP
Assets
Financial assets investments	742	-	9,786
Derivative financial instruments	-	108	2,327
Loans and advances to customers	1,080,819	17,270	231,371
Allowance for loans, advances and lease losses	(3,035)	(71)	(153)
Investment in associates and joint ventures	-	-	2,506,315
Other assets	11,549	2,122	59,158
Total assets	1,090,075	19,429	2,808,804

Liabilities
Deposits by customers	2,136,549	8,092	178,382
Derivative financial instruments	513	-	-
Other liabilities	6,859	-	26,779
Total liabilities	2,143,921	8,092	205,161

Income
Interest and other operating income	816,502	975	25,589
Valuation on financial instruments	2,383	160	7,557
Dividends and net income on equity investments	78	-	136,596
Other income	-	-	47,916
Net income	818,963	1,135	217,658

Expenses
Interests and other operating expenses	62,134	243	82,500
Fees	2,601	1,675	703
Other expenses	148,850	55	22,830
Total expenses	213,585	1,973	106,033
(1)	Includes Grupo Sura conglomerate.

As of December 31, 2019

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank’s capital(1)	management
In millions of COP
Assets
Financial assets investments	14,369	-	34,378
Derivative financial instruments	-	235	6,581
Loans and advances to customers	1,115,151	20,910	130,170
Allowance for loans, advances and lease losses	(2,007)	(75)	(160)
Investment in associates and joint ventures	-	-	2,367,757
Other assets	54,563	773	53,830
Total assets	1,182,076	21,843	2,592,556

Liabilities
Deposits by customers	1,761,362	4,345	156,516
Other liabilities	1,379	-	33,705
Total liabilities	1,762,741	4,345	190,221

Income
Interest and other operating income	738,594	231	10,830
Valuation on financial instruments		(63)	1,349
Dividends and net income on equity investments	33	-	316,270
Other income	-	-	99,424
Net income	738,627	168	427,873

Expenses
Interests and other operating expenses	66,286	160	47,840
Fees	540	1,236	1,197
Other expenses	131,938	52	24,359
Total expenses	198,764	1,448	73,396
(1)	Includes Grupo Sura conglomerate.

During the years ending December 31, 2021, 2020 and 2019, the Bank paid fees to the directors of COP 1,655, COP 1,675 and COP 1,236, respectively, as compensation for attending meetings of Board and Support Committees (Audit Committee, etc.).

The payments to senior management in the same periods were COP 10,487, COP 14,786, and COP 16,488 for short-term benefits, COP 604, COP 50 and COP 439 for long-term benefits, and COP 3,207, COP 9,592 and COP 2,112 for other payments for post – employement benefits, respectively.

The Parent company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation, described in the significant accounting policies, see Note 2.C.1 Subsidiaries, meet the definition of related party transactions and were eliminated from the consolidated financial statements.

NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2021 and 2020:

			Non-cash changes
	Balance as of		Foreign
	January 1, 2021	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2021
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	2,216,163	(1,457,203)	4,365	-	-	763,325
Borrowings from other financial institutions(1)	11,202,126	(4,558,397)	1,624,466	293,949	(10,586)	8,551,558
Debt instruments in issue(1)	19,126,593	(1,425,634)	2,339,464	1,053,441	-	21,093,864
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	33,129,086	(7,498,935)	3,968,295	1,405,091	(10,586)	30,992,951
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 293,817 and COP 941,459, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

			Non-cash changes
	Balanceasof		Foreign
	January 1, 2020	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2020
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	1,313,737	903,120	(694)	-	-	2,216,163
Borrowings from other financial institutions(1)(2)	13,959,343	(4,137,376)	837,779	527,825	14,555	11,202,126
Debt instruments in issue(1)	19,921,515	(2,608,701)	759,790	1,053,989	-	19,126,593
Preferred shares(3)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	35,778,799	(5,900,658)	1,596,875	1,639,515	14,555	33,129,086
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 553,125 and COP 992,952, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	Borrowings from other financial institutions cash flows include COP 1,117,680 related to acquisition of 40% of interest in Grupo Agromercantil Holding (GAH), which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(3)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders

(4)

NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	15,036,467	15,036,467	15,571,214	15,571,214
Debt instruments at fair value through OCI	7,245,451	7,245,451	8,238,981	8,238,981
Debt instruments at amortized cost	6,527,230	6,502,271	5,154,601	5,200,688
Derivative financial instruments	2,454,005	2,454,005	2,800,719	2,800,719
Equity securities at fair value	480,153	480,153	588,207	588,207
Loans and advances to customers, net	204,459,001	213,262,329	174,793,687	183,162,834
Investment property	3,132,220	3,132,220	2,839,350	2,839,350
Investments in associates(1)	1,358,368	1,358,368	1,263,765	1,263,765
Total	240,692,895	249,471,264	211,250,524	219,665,758
Liabilities
Deposits by customers	(210,390,848)	(211,619,686)	(180,820,793)	(182,022,114)
Interbank deposits	(886,405)	(886,405)	(762,574)	(762,574)
Repurchase agreements and other similar secured borrowing	(763,325)	(763,325)	(2,216,163)	(2,216,163)
Derivative financial instruments	(1,961,109)	(1,961,109)	(2,381,326)	(2,381,326)
Borrowings from other financial institutions	(8,551,558)	(8,551,558)	(11,202,126)	(11,202,126)
Preferred shares	(584,204)	(604,025)	(584,204)	(602,987)
Debt instruments in issue	(21,093,864)	(21,696,836)	(19,126,593)	(20,530,091)
Total	(244,231,313)	(246,082,944)	(217,093,779)	(219,717,381)
(1)	It corresponds to investments in associates P.A Viva Malls and Distrito Vera. See Note 8 Investments in associates and joint ventures.

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

h. Investments in associates measured at fair value

The Bank recognizes its investments in P.A Viva Malls and P.A Distrito Vera as an associate at fair value. The estimated amount is provided by the fund manager as the variation of the units according to the units owned by the FCP Fondo Inmobiliario Colombia. The associate’s assets are comprised of investment properties which are measured using the following techniques: comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see “Quantitative Information about Level 3 Fair Value Measurements”.

i. Investment property

The Bank’s investment property is valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the Fair-Value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020:

Financial Assets
	December 31, 2021				December 31, 2020
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	8,377,741	600,743	-	8,978,484	9,177,665	1,262,313	-	10,439,978
Securities issued or secured by government entities	-	67,395	-	67,395	-	72,401	-	72,401
Securities issued by other financial institutions	197,315	378,787	113,058	689,160	138,101	461,349	122,285	721,735
Securities issued by foreign governments	3,083,180	2,097,595	-	5,180,775	3,211,372	1,023,427	-	4,234,799
Corporate bonds	28,483	92,170	-	120,653	25,161	66,348	10,792	102,301
Total debt instruments at fair value through profit or loss	11,686,719	3,236,690	113,058	15,036,467	12,552,299	2,885,838	133,077	15,571,214
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	2,515,927	-	2,515,927	-	2,552,041	-	2,552,041
Securities issued by other financial institutions	188,638	122,020	-	310,658	230,095	542,640	-	772,735
Securities issued by foreign governments	2,672,889	1,621,060	-	4,293,949	2,561,302	2,253,751	-	4,815,053
Corporate bonds	87,021	37,896	-	124,917	62,556	36,596	-	99,152
Total debt instruments at fair value through OCI	2,948,548	4,296,903	-	7,245,451	2,853,953	5,385,028	-	8,238,981
Total debt instruments	14,635,267	7,533,593	113,058	22,281,918	15,406,252	8,270,866	133,077	23,810,195
Equity securities
Equity securities	35,833	109,314	335,006	480,153	90,988	51,863	445,356	588,207
Total equity securities	35,833	109,314	335,006	480,153	90,988	51,863	445,356	588,207
Derivative financial instruments
Forwards
Foreign exchange contracts	-	251,299	478,068	729,367	-	582,282	392,843	975,125
Equity contracts	-	6,483	313	6,796	-	1,688	-	1,688
Total forwards	-	257,782	478,381	736,163	-	583,970	392,843	976,813
Swaps
Foreign exchange contracts		1,007,173	415,182	1,422,355	-	794,202	152,851	947,053
Interest rate contracts	89,069	111,696	46,393	247,158	30,146	673,723	136,173	840,042
Total swaps	89,069	1,118,869	461,575	1,669,513	30,146	1,467,925	289,024	1,787,095
Options
Foreign exchange contracts	368	3,578	44,383	48,329	22	2,277	34,512	36,811
Total options	368	3,578	44,383	48,329	22	2,277	34,512	36,811
Total derivative financial instruments	89,437	1,380,229	984,339	2,454,005	30,168	2,054,172	716,379	2,800,719
Investment properties
Lands	-	-	182,500	182,500	-	-	256,195	256,195
Buildings	-	-	2,949,720	2,949,720	-	-	2,583,155	2,583,155
Total investment properties	-	-	3,132,220	3,132,220	-	-	2,839,350	2,839,350
Investment in associates at fair valure
P.A Viva Malls	-	-	1,355,688	1,355,688	-	-	1,263,765	1,263,765
P.A Distrito Vera	-	-	2,680	2,680	-	-	-	-
Total investment in associates at fair value	-	-	1,358,368	1,358,368	-	-	1,263,765	1,263,765
Total	14,760,537	9,023,136	5,922,991	29,706,664	15,527,408	10,376,901	5,397,927	31,302,236

Financial liabilities
	December 31, 2021				December 31, 2020
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	(535,535)	(70,002)	(605,537)	-	(823,360)	(57,254)	(880,614)
Equity contracts	-	(25,068)	-	(25,068)	-	(15,333)	-	(15,333)
Total forwards	-	(560,603)	(70,002)	(630,605)	-	(838,693)	(57,254)	(895,947)
Swaps
Foreign exchange contracts	-	(798,396)	(162,442)	(960,838)	-	(581,120)	(34,505)	(615,625)
Interest rate contracts	(76,925)	(227,220)	(4,312)	(308,457)	(26,940)	(773,774)	(2,439)	(803,153)
Total swaps	(76,925)	(1,025,616)	(166,754)	(1,269,295)	(26,940)	(1,354,894)	(36,944)	(1,418,778)
Options
Foreign exchange contracts	-	(61,209)	-	(61,209)	(17)	(66,584)	-	(66,601)
Total options	-	(61,209)	-	(61,209)	(17)	(66,584)	-	(66,601)
Total derivative financial instruments	(76,925)	(1,647,428)	(236,756)	(1,961,109)	(26,957)	(2,260,171)	(94,198)	(2,381,326)
Total	(76,925)	(1,647,428)	(236,756)	(1,961,109)	(26,957)	(2,260,171)	(94,198)	(2,381,326)

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the statement of financial position, but for which the fair value is disclosed at December 31, 2021 and 2020:

Assets
	December 31, 2021				December 31, 2020
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Debt instruments
Securities issued by the Colombian Government	147,502	-	-	147,502	131,530	-	-	131,530
Securities issued or secured by government entities	-	50,598	2,647,497	2,698,095	-	-	2,423,639	2,423,639
Securities issued by other financial institutions	294,421	294,717	3,106	592,244	238,317	-	32,428	270,745
Securities issued by foreign governments	318,035	182,987	-	501,022	239,623	150,667	-	390,290
Corporate bonds	1,039,185	15,034	1,509,189	2,563,408	644,745	13,265	1,326,474	1,984,484
Total – Debt instruments	1,799,143	543,336	4,159,792	6,502,271	1,254,215	163,932	3,782,541	5,200,688
Loans and advances to customers, net			213,262,329	213,262,329	-	-	183,162,834	183,162,834
Total	1,799,143	543,336	217,422,121	219,764,600	1,254,215	163,932	186,945,375	188,363,522

Liabilities
	December 31, 2021					December 31, 2020
Type of instruments	Fair value hierarchy				Total fair	Fair value hierarchy			Total fair
	Level 1		Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Deposits by customers	-		(24,126,509)	(187,493,177)	(211,619,686)	-	(29,309,307)	(152,712,807)	(182,022,114)
Interbank deposits	-		-	(886,405)	(886,405)	-	-	(762,574)	(762,574)
Repurchase agreements and other similar secured borrowing	-		-	(763,325)	(763,325)	-	-	(2,216,163)	(2,216,163)
Borrowings from other financial institutions	-		-	(8,551,558)	(8,551,558)	-	-	(11,202,126)	(11,202,126)
Debt instruments in issue	(11,673,618)	(1)	(7,948,718)	(2,074,500)	(21,696,836)	(10,507,774)	(8,407,005)	(1,615,312)	(20,530,091)
Preferred shares	-		-	(604,025)	(604,025)	-	-	(602,987)	(602,987)
Total	(11,673,618)		(32,075,227)	(200,372,990)	(244,121,835)	(10,507,774)	(37,716,312)	(169,111,969)	(217,336,055)
(1)	Change of level in bonds issued by Bancolombia according to its market liquidity.

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

Loans and advances to customers

Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments suchs as commercial, consumer, small business loans, mortgage and leasing. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the prepayment date. The projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

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

	December 31, 2021				December 31, 2020
	Fair-value hierarchy			Total fair	Fair-value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Machinery and equipment	-	-	4,340	4,340	-	-	3,277	3,277
Real estate for residential purposes	-	-	101,214	101,214	-	-	70,252	70,252
Real estate different from residential properties	-	-	28,143	28,143	-	-	8,974	8,974
Total	-	-	133,697	133,697	-	-	82,503	82,503

Changes in Level 3 Fair-Value category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2021 and 2020:

As of December 31, 2021

	Balance,	Included							Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications		Prepaids	in to	out of	December 31,
	2021	earnings							level3	level3	2021
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	122,285	(106)	-	5,034	(14,623)	-		(32,211)	32,679	-	113,058
Corporate bonds	10,792	-	-	-	(7,127)	-			-	(3,665)	-
Total	133,077	(106)	-	5,034	(21,750)	-		(32,211)	32,679	(3,665)	113,058
Derivative financial instruments
Foreign exchange contracts	580,206	105,528	-	532,190	(456,806)	(19,593)		-	235,709	(39,601)	937,633
Interest rate contracts	136,173	(37,024)	-	6,635	(26,569)	(7,308)		-	13,812	(39,326)	46,393
Equity contracts	-	-	-	313	-	-		-	-	-	313
Total	716,379	68,504	-	539,138	(483,375)	(26,901)	(1)	-	249,521	(78,927)	984,339
Equity securities
Equity securities	445,356	(474)	36,656	2,664	(124,343)	-		-	2	(24,855)	335,006
Total	445,356	(474)	36,656	2,664	(124,343)	-		-	2	(24,855)	335,006
Investment in associates
PA Viva Malls	1,263,765	105,202	-	-	(13,279)	-		-	-	-	1,355,688
PA Distrito Vera	-	237	-	1,779	(2,529)	3,193		-	-	-	2,680
Total	1,263,765	105,439	-	1,779	(15,808)	3,193		-	-	-	1,358,368
Total Assets	2,558,577	173,363	36,656	548,615	(645,276)	(23,708)		(32,211)	282,202	(107,447)	2,790,771
Liabilities
Derivative financial instruments
Foreign exchange contracts	(91,759)	2,351	-	(71,358)	52,311	19,593		-	(160,156)	16,574	(232,444)
Interest rate contracts	(2,439)	(7,694)	-	(648)	28	7,308		-	(3,278)	2,411	(4,312)
Total	(94,198)	(5,343)	-	(72,006)	52,339	26,901	(1)	-	(163,434)	18,985	(236,756)
Total liabilities	(94,198)	(5,343)	-	(72,006)	52,339	26,901		-	(163,434)	18,985	(236,756)
(1)	From derivative assets to derivative liabilities classified in level 3 and viceversa.

As of December 31, 2020

	Balance,	Included							Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications		Prepaids	in to	out of	December 31,
	2020	earnings							Level3	Level3	2020
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	126,049	14,325	-	4,325	(24,501)	-		(36,507)	40,558	(1,964)	122,285
Corporate bonds	2,030	1,344	-	-	-	-		(1,353)	8,771	-	10,792
Total	128,079	15,669	-	4,325	(24,501)	-		(37,860)	49,329	(1,964)	133,077
Derivative financial instruments
Foreign exchange contracts	394,280	16,561	-	463,285	(282,053)	(4,270)		-	308	(7,905)	580,206
Interest rate contracts	56,054	53,367	-	33,076	(3,934)	-		-	1,758	(4,148)	136,173
Equity contracts	142	-	-	-	(142)	-		-	-	-	-
Total	450,476	69,928	-	496,361	(286,129)	(4,270)	(1)	-	2,066	(12,053)	716,379
Equity securities
Equity securities	1,079,700	(17,045)	36,682	26,281	(79,287)	(573,592)		-	27	(27,410)	445,356
Total	1,079,700	(17,045)	36,682	26,281	(79,287)	(573,592)		-	27	(27,410)	445,356
Investment in associates
PA Viva Malls	1,249,818	56,116	-	-	(42,169)	-		-	-	-	1,263,765
Total	1,249,818	56,116	-	-	(42,169)	-		-	-	-	1,263,765
Total Assets	2,908,073	124,668	36,682	526,967	(432,086)	(577,862)		(37,860)	51,422	(41,427)	2,558,577
Liabilities
Derivative financial instruments
Foreign exchange contracts	(119,643)	(4,067)	-	(73,770)	111,182	4,270		-	(12,325)	2,594	(91,759)
Interest rate contracts	(1,376)	-	-	(40)	519	-		-	(2,399)	857	(2,439)
Equity contracts	(199)	-	-	-	199	-		-	-	-	-
Total	(121,218)	(4,067)	-	(73,810)	111,900	4,270	(1)	-	(14,724)	3,451	(94,198)
Total liabilities	(121,218)	(4,067)	-	(73,810)	111,900	4,270		-	(14,724)	3,451	(94,198)
(1)	From derivative assets to derivative liabilities classified in level 3 and viceversa. In 2020 the Bank consolidated certain equity securities that are controlled through its subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, due to the control definition being according to IFRS 10. These equity securities are considered as a business, because of their capacity to generate income.

Level 3 fair value rollforward

The following were the significant Level 3 transfers for the period December 31, 2020 to 2021:

Transfer of COP 86,087 and COP (12,658) in 2021 and 2020 respectively, from Level 2 to Level 3 of the derivative foreign exchange contracts and Interest rate contracts, was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty.

As of December 31, 2021 and 2020 unrealized gains and losses on debt instruments were COP (106) and COP 15,669; Equity Securities COP (474) and COP (17,045), respectively.

Transfer of COP 24,855 in 2021, out Level 3 in Equity securities is caused by Banistmo with Fondo Renta Fija Valor.

Transfers between Level 1 and Level 2 of the Fair Value hierarchy

The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between Level 1 and Level 2 as of December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020
	Transfers level 1	Transfers level	Transfers level	Transfers level
	to level 2	2 to level 1	1 to level 2	2 to level 1
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	10,293	-	-	-
Securities issued or secured by foreign government	-	-	50	663
Total	10,293	-	50	663
Debt instruments at fair value through OCI
Securities issued or secured by foreign government	-	-	481,294	34,325
Total	-	-	481,294	34,325
Equity securities
Equity securities	80,990	-	-	70,206
Total	80,990	-	-	70,206

During the years ended December 31, 2021 and 2020, the Bank transferred securities from Level 1 to Level 2 primarily, because such securities had lower liquidity and lower trading in an active market.

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

As of December 31, 2021

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
Amounts in millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	98,383	Discounted cash flow	Yield	0.14% a 5.46%	2.74%	96,097	100,779
			Prepayment Speed	n/a	n/a	95,889	102,148
Other bonds	9,635	Discounted cash flow	Yield	1.16% a 1.16%	1.16%	9,276	10,014
			Liquidity risk	2.55% a 2.55%	2.55%	9,281	10,008
Time deposits	5,040	Discounted cash flow	Interest rate	0.47% a 4.25%	3.84%	4,989	5,053
Total debt instruments	113,058
Equity securities
Equity securities	335,006	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	408,379	Discounted cash flow	Credit spread	0% a 32.81%	6.83%	406,899	409,594
			Yield
Swaps	294,821	Discounted cash flow	Credit spread	0% a 28.85%	3.82%	309,046	285,805
			Yield
Options	44,383	Discounted cash flow	Credit spread	0.14% a 37.57%	0.63%	44,048	44,575
Total derivative financial instruments	747,583
Investment in associates
P.A Viva Malls	1,355,688	Price-based	Price	n/a	n/a	n/a	n/a
P.A Distrito Vera	2,680	Price-based	Price	n/a	n/a	n/a	n/a

As of December 31, 2020

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	108,992	Discounted cash flow	Yield	0.14% to 5.46%	2.73%	106,498	110,328
			Prepayment Speed	n/a	n/a	110,178	107,586
Other bonds	9,786	Discounted cash flow	Yield	2.20% to 2.20%	2.2%	9,335	10,267
			Liquidity risk	2.55% to 2.55%	2.55%	9,337	10,265
Time deposits	3,507	Discounted cash flow	Interest rate	2.95% to 5.10%	5.13%	3,499	3,514
Securities issued by other financial institutions	122,285
Corporate bonds
Corporate bonds	10,792	Discounted cash flow	Yield	3.32%	3.32%	10,711	10,890
Total debt instruments	133,077
Equity securities
Equity securities	445,356	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	335,589	Discounted cash flow	Credit spread	0% to 22.58%	3.69%	334,916	336,268
Swaps	252,080	Discounted cash flow	Credit spread	0% to 32.25%	4.39%	247,382	239,563
Options	34,512	Black-Scholes	Credit spread	0% to 36.99%	1.78%	34,270	34,732
Total derivative financial instruments	622,181
Investment in associates
P.A Viva Malls	1,263,765	Price-based	Price	n/a	n/a	n/a	n/a

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

Comparable Prices

The weighted average rates used in the capitalization methodology for revenues for 2020 are:

•   Direct capitalization: initial rate 7.84%

•   Discounted cash flow: discount rate: 11.23%, terminal rate: 8.03%.

The same weighted rates at December 31, 2021 were:

•   Direct capitalization: initial rate 7.80%

•   Discounted cash flow: discount rate: 11.16%, terminal rate: 7.98%.

The ratio between monthly gross income and real estate value (rental rate) considering the differences in placements and individual factors between properties and in a weighted way is 0.70% for 2020 and 0.61% for 2021.

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

NOTE 31. RISK MANAGEMENT

The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit/ counterparty, liquidity and operational risk. The SFC issued the External Circular Letter 018 as of September 2021, with guidelines for the definition of the risk appetite framework and establishes a system that integrates the management of credit, market, liquidity, operational, counterparty, guarantee, insurance and country risks through the creation of Chapter XXXI "Integral Risk Management System (SIAR)" in the Basic Accounting and Financial Circular. This system provides for a comprehensive view of the risks to which an entity is exposed and is in alingment with international practices and recommendations made by multilateral organizations about the matter. In accordance with the requirements of the Circular, in December 2021 the "Internal Implementation Plan" was sent to the SFC, denoting the activities proposed for the compliance and development of the instructions contained therein. The instructions indicated in the Circular will become effective as of June 1, 2023, with the exception of numeral 10 of Part II of Chapter XXXI related to the aggregation of data on risks and reporting, which will become effective no later than December 31, 2023.

To strengthen comprehensive risk management, the Bank has a three lines of defense model, with a cohesive and coordinated approach, in which its independence is guaranteed. Within the Corporate Governance Framework, the roles of the responsible areas in each line are defined, according to the level of responsibility in Grupo Bancolombia, in order to guarantee effective and efficient coordination among them for risk management (in its different stages) and internal control.

First line: The owner of risks and its management, focused on self-control. Performs the commercial and operational management and the administration of controls; including the implementation of actions that ensure processes compliance for risk management.

Second line: Supports the construction and monitoring of the controls from the first line of defense; performs a transversal management of risks, assisting the areas of Grupo Bancolombia in the definition of mitigation actions and in the monitoring of the exposure; in addition, is responsible for consolidating the risk information in order to perform the accountability to the governance structures and senior management as appropriate.

Specifically, the Board of Directors reviews and approves the resources, structure and processes of the Bank associated with risk management; in addition, it evaluates, through periodic reports from Management, the levels of exposure to the different risks, their impact and the mitigation strategies, in accordance with the functions established in the current regulation and the Corporate Governance Code regarding the risk management. For the development of its supervisory functions, the Board has the support of the Risk Committee which is in charge of the approval, monitoring and control of policies, methodologies, tools, guidelines and strategies for the identification, measurement, control and mitigation of risks. According to the corporate guidelines, the Risk Committee consists of members from the Board of Directors.

The main function of the Corporate Risk Vicepresidency is to design and propose risk management strategies to the Board of Directors and Senior Management, lead its execution and define the Group’s risk appetite, in such a way as to ensure alignment with the corporate strategy of the Group. In addition, it defines the risk guidelines in policies, methodologies and tools for the Group.

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

Specifically, the Internal Audit function periodically evaluates the execution of the processes and the application of the methodologies for measurement and control of risks that support the operations carried out by the entity, in accordance with current regulations and internal regulations defined by the Board of Directors and Senior Management.

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

December 31, 2021

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	185,100,233	19,299,753	15,923,497	220,323,483
Commercial	97,000,580	8,335,781	9,575,482	114,911,843
Consumer	41,773,555	3,927,387	2,662,098	48,363,040
Mortgage	25,447,635	3,654,710	1,544,442	30,646,787
Small Business Loans	950,991	183,693	147,501	1,282,185
Financial Leases	19,927,472	3,198,182	1,993,974	25,119,628
Off-Balance Sheet Exposures	45,348,295	697,067	302,358	46,347,720
Financial Guarantees	8,714,751	46,845	942	8,762,538
Loan Commitments	36,633,544	650,222	301,416	37,585,182
Loss Allowance	(2,589,992)	(3,383,311)	(10,126,945)	(16,100,248)
Total	227,858,536	16,613,509	6,098,910	250,570,955

December 31, 2020

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	156,253,029	18,778,668	16,378,033	191,409,730
Commercial	80,863,445	8,203,659	9,592,183	98,659,287
Consumer	33,766,023	4,599,535	2,690,381	41,055,939
Mortgage	21,676,563	3,093,690	1,188,859	25,959,112
Small Business Loans	965,822	109,655	156,598	1,232,075
Financial Leases	18,981,176	2,772,129	2,750,012	24,503,317
Off-Balance Sheet Exposures	38,980,523	859,263	320,205	40,159,991
Financial Guarantees	7,553,064	77,626	1,641	7,632,331
Loan Commitments	31,427,459	781,637	318,564	32,527,660
Loss Allowance	(3,525,671)	(3,063,121)	(10,335,484)	(16,924,276)
Total	191,707,881	16,574,810	6,362,754	214,645,445

Other Financial Instruments

Maximum Exposure to Credit Risk - Other Financial Instruments
	Maximum Exposure		Collateral *		Net Exposure
	2021	2020	2021	2020	2021	2020
Maximum Exposure to Credit Risk
Debt instruments	28,833,828	29,003,922	(1,214,692)	(2,529,943)	27,619,136	26,473,979
Derivatives **	1,090,121	1,093,357	(87)	(136)	1,090,034	1,093,221
Equity	480,153	588,207	-	-	480,153	588,207
Total	30,404,102	30,685,486	(1,214,779)	(2,530,079)	29,189,323	28,155,407

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

Maximum exposure to credit risk of financial guarantees and loan commitments corresponds to the total amount guaranteed at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.

Maximum exposure to derivatives refers to the fair value at the end of the period, without considering any guarantee received or any other credit risk mitigants.

Maximum exposure to credit risk of debt instruments and equity securities refers to the carrying amount at the end of the period without considering any guarantee received.

a.     Credit Risk Management - Loans and Advances

Credit risk management during 2021 continued to focus on the deployment of customer support strategies through the possibilities provided by local regulations and structural solutions offered by the bank to obtain repayment. Although the first half of the year was characterized by the most challenging situations related to the economic uncertainty concerning Covid-19 and the public order situation in Colombia, it was offset during the second half by general economic confidence due to the advance of vaccination plans in the countries where the Bank has a presence, as well as the gradual recovery in relevant economic sectors.

Until the third quarter of the year, the bank continued to offer alternatives in force by governments, to improve the borrower’s ability to repay loans. The key point for these solutions was their agreed application with the customer, knowing structural issues and focused actions tailored to their new economic reality following each country’s regulatory framework.

In December 2021, the relief plans of local governments related to Covid-19 in the markets where the Bank has a presence expired. However, some provisions of those prior relief efforts are still active and are monitored by the Bank. Similarly, the Bank continued to offer alternatives to redefine conditions in the traditional regulatory framework, which includes facilities open to customers affected beyond Covid-19 situations.

The portfolio of loans subject to active financial is classified as follows:

December 31, 2021

In millions of COP
	# financial obligations	Amount	ECL
Stage 1	18,900	1,947,617	54,551
Stage 2	39,067	5,708,061	577,688
Stage 3	21,693	1,567,188	810,867
Total Loans and Advances	79,660	9,222,866	1,443,106

December 31, 2020

In millions of COP
	# financial obligations	Amount	ECL
Stage 1	479,512	17,866,538	724,148
Stage 2	220,256	9,782,256	1,458,818
Stage 3	77,986	2,277,165	1,330,512
Total Loans and Advances	777,754	29,925,959	3,513,478

The following table shows the 30-day past due loan ratio on portfolio loans that had Covid-19 financial reliefs during 2020 and 2021, and that were ended:

December 31, 2021

In millions of COP
	Commercial and financial leases	Consumer	Mortgage	Small business loan	Total
Total Loans and Advances	140,031,471	48,363,040	30,646,787	1,282,185	220,323,483
Total Past-due	5,282,456	2,721,730	1,851,082	164,762	10,020,030
Past-due of customer with not current financial reliefs	620,309	1,272,036	516,122	50,151	2,458,618
% Past-due with not current reliefs	12%	47%	28%	30%	25%

December 31, 2020

In millions of COP
	Commercial and financial leases	Consumer	Mortgage	Small business loan	Total
Total Loans and Advances	123,162,604	41,055,939	25,959,112	1,232,075	191,409,730
Total Past-due	6,036,849	2,774,345	1,482,245	173,562	10,467,001
Past-due of customer with not current financial reliefs	686,532	1,886,479	362,339	60,420	2,995,770
% Past-due with not current reliefs	11%	68%	24%	35%	29%

The monitoring of the credit portfolio continues to be a key factor in the identification and application of strategies in different credit cycle stages, beyond what happened due to circumstances arising from the pandemic.

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

●	Credit exposure limits: Contains guidelines with regards to the establishment of credit exposure limits. This is set as a result of legal requirements and according to the Bank’s internal guidelines.
●	Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential borrowers and to select them properly. The risk level of the individual and legal entities is determined using rating and scoring models which define cut-off points that are applied in the process of issuing credit. These models use information such as the credit history of the borrower, sociodemographic particularities, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. In addition, sectorial and macroeconomic behavior is taken into account. Loan applications, depending on their amount and risk level, are presented for approval at the level of management authority required.
●	Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, the Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

●	Allowance policies: The objective of this policy is to fulfill legal requirements and the Bank’s business policies. In addition, this policy is meant to provide the guidelines to analyze the client’s status and take the necessary actions in order to mitigate credit risk to which the Bank is exposed. For further information, please see Note 2.
●	Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.
●	Portfolio recovery policies: Through these policies, the Bank aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what the Bank has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models. The established actions are combined with strategies to adjust to the economy, market and costumer conditions, allowing the Bank to offer alternatives tailored to each case, such as payment deals, foreclosed assets, cession agreements, modifications, restructuring, and so on.

Management of credit risk is carried out through all the credit life cycle. These processes are defined in the following way:

●	Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.
●	Monitoring: Knowing the borrower’s situation during the life of the credit.
●	Recovery: Collection management during the different stages of the same credit.

In order to support the credit origination processes, the Bank develops models, methodologies and analytic techniques based on statistical information or criteria from experts, which differentiate the risk levels of potential borrowers in order to support the decision-making process.

The Risk Corporate Vice Presidency is in charge of defining and documenting the specific characteristics of the models, methodologies and analytics techniques, as well as the parameters, variables and the cut-off points that are applied in the process of issuing credit, according to market and product conditions, as well as the appetite framework approved by the board of directors. Those models, methodologies and analytic techniques can incorporate different kinds of variables such as social demographic, qualitative issues, internal and external behavior, product parameters, etc. In addition, as defined for regulatory basis, Risk Corporate Vice Presidency performs back testing to these models and methodologies in order to evaluate their effectiveness, reporting their results to the board of directors.

The Risk Corporate Vice Presidency establishes through internal guidelines the scoring or cut-off points required in the different process of issuing credit. In the same way, this Vice Presidency can adjust parameters to give a different score considering relevant qualitative and quantitative information, such as customer´s sector, financial indicators, historical payment behavior, etc.

Moreover, on a monthly basis, the entire credit portfolio is rated considering the established internal models for the purpose of evaluating the credit risk of each borrower and constitutes the required allowance for loans and advances and lease losses.

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

An individual’s risk evaluation is made in respect of consumers classified in stage 3 with significant exposure and corporate clients classified in stage 2 who were previously in stage 3. The analysis is based on the projection of the individual client cash flow, parameters such as recovery rates estimated by models that include financial, behavioral information, collaterals and qualitative variables, which serve as elements to measure risk and define allowances for loans, advances and lease losses for each borrower.

Annual backtesting must be performed on the allowances for loans and advances and lease losses models for the purpose of maintaining suitable hedge levels in accordance with the Bank’s risk appetite.

The Bank is continuously monitoring the concentration of risk groups, as well as carrying out a daily control of the exposure to different economic groups, evaluating the legal limits of indebtedness in order to fulfill the norms established about the concentration limits.

The Bank performs international references determined by the rankings of external risks that allow the analysis of concentration levels in different geographic areas. On the other hand, at the legal level, the Bank is governed by the concepts and methodologies established by the external norms regarding the construction, administration and control of the concentration of economic groups.

The following classifications are established for the analysis of concentration:

●	By country: Based on the country where the loans were originated.
●	By sector: According to the sectorial sub-segmentation defined by the Bank based mainly on the code CIIU[1].
●	By categories: According to the portfolio category of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).
●	By economic group: According to the characteristics of economic groups as established by regulations.
●	By maturity: According to the remaining term to loan maturity.
●	By past due days: This concentration evaluates loans that are more than one month overdue.

1 CIIU: International Standard Industrial Classification of All Economic Activities.

b.     Credit Quality Analysis - Loans and Financial Leases

As a result of atypical effects during the year driven by economic and social uncertainty and general risks due COVID-19, the Bank continues to apply different strategies focused on analysis and diagnosis of the portfolio, identifying early alerts to provide proactive solutions to their customers. Those strategies are aligned with the common monitoring process made by the Bank and the watch list methodology.

Rating System for Credit Risk Management

The principal aim of this rating system is to determine the risk profile of the borrower, which is obtained through a rating.

The rating for corporate loans is assigned principally based on the analysis of the interrelation of both qualitative and quantitative elements that can affect the fulfillment of the financial commitments acquired by a borrower. Information from financial statements, profit and loss statements, historical payment behavior both with the Bank and with other entities, and qualitative information on variables that are not explicit in the financial statements are taken into account.

The rating model is applied at the origination of the loan and is updated by a central qualification office to undertake a periodical evaluation of the loan portfolio.

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

The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate	Companies with annual sales >= COP 100,000 M. Banistmo places borrowers with annual sales >= USD 10 M. Banco Agrícola and BAM place borrowers with annual sales >= USD 25 M.
Business	Companies with annual sales > = COP 13,000 M and < COP 100,000 M. For Banco Agrícola and BAM, borrowers with annual sales >= USD 5 M and < USD 25 M.
Commercial	For BAM, companies with annual sales >= USD 2 M y < USD 5 M.
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

•      Mortgage:

These are loans, regardless of amount, granted to individuals for the purchase of a new or used house, commercial real estate or construction of a home. These loans include loans denominated in local units or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

The counterparties in the mortgage portfolio are mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•      Small Business Loans:

These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements: (i) their indebtedness with all entities cannot exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) the client's total assets, excluding mortgage assets, are less than 500 minimum wages. For the classification of those small business that present combinations of number of employees parameters and total assets different from those indicated, the determining factor will be that of total assets.

The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.

Analysis of the behavior and impairment of the loan portfolio and financial lease operations

As of December 31, 2021, the Bank’s total loan portfolio valued in Colombian pesos registered an increase of 15.1% compared to December 2020, driven by a growth mainly of Bancolombia’s Commercial and Consumer loans, the increasing dynamics in USD portfolio focused in BAM and Bancolombia Panamá, besides devaluation of the Colombian peso against the U.S. dollar that increased the equivalent value in pesos of Group´s portfolio. The 30-day past due loan ratio (consolidated) stood at 4.55% in December 2021 compared to 5.47% in December 2020, this decrease has been driven by the support given for the bank to costumers, offering tailored relief and financial structures according to the new reality due to COVID-19 effects.

●	Commercial loans and finance lease amounted to COP 140,031 billion, which represented an increase of 13.7% with respect to 2020. Its 30-day past due loan ratio was 3.77% compared to 4.90% in December 2020.
●	Consumer loans stood at COP 48,363 billion, which represented an increase of 17.8% with respect to 2020. Its 30-day past due loan ratio was 5.63% compared to 6.76% in December 2020.
●	Mortgage loans came to COP 30,647 billion, which represented an increase of 18.06% with respect to 2020. Its 30-day past due loan ratio was 6.04% compared to 5.71% in December 2020.
●	Small Business loans ended at COP 1,282 billion, which represented an increase of 4.07% with respect to 2020. Its 30-day past due loan ratio was 12.85% compared to 14.09% in December 2020.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by the AEC Committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity and sector, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2021 and December 2020 is shown below.

December 2021:

Watch List december 31, 2021
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	13,487,382	1.79%	241,520
Level 2 – Medium Risk	7,896,250	8.38%	661,419
Level 3 – High Risk	3,678,230	47.87%	1,760,840
Level 4 – High Risk	6,329,634	82.42%	5,217,032
Total	31,391,496	25.10%	7,880,811

December 2020:

Watch List december 31, 2020
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	18,297,145	1.86%	340,643
Level 2 – Medium Risk	8,271,558	7.10%	587,281
Level 3 – High Risk	4,608,165	40.45%	1,864,016
Level 4 – High Risk	5,840,519	73.02%	4,264,740
Total	37,017,387	19.06%	7,056,680

Loans and Financial Leases Collateral

The Bank obtains collateral for loans and leases in order to mitigate credit risk by foreclosing the collateral when the borrower cannot fully repay the loan or lease. Collateral is considered in the determination of the allowance for loans and advances and lease losses when it complies with the following conditions:

●	Its fair value was established according to technical and objective criteria.
●	The Bank is granted a preference to obtain the payment of the obligation, becoming an effective legal mechanism over it.
●	Its performance is reasonably possible.

The Bank has defined the criteria for collateral enforceability, which are established according to the classification of the loan portfolio. In addition, the Bank has set guidelines to value collateral and the frequency of such valuations, as well as those guidelines related to the legalization, registry and maintenance of the collateral. Likewise, the Bank has defined the criteria for insurability, custody and the necessary procedures for their cancellation.

The update of the fair value of mortgages and vehicles collaterals for the loan portfolio is made at least once a year. The methodology used to estimate the fair value of the properties is applied by external and independent entities. Updating the fair value of the vehicles is done through guides and valid values commonly used as reference to set the value of a vehicle. The fair value of real state and vehicles are classified in levels 2 and 3 depending on the observability and significance of the inputs used in the valuation techniques according to the hierarchy established by IFRS 13.

To determine the suitability of appraiser’s selection, there are internal guidelines to be fulfilled related to independence, professional certification, reputation and experience. In a similar way, to validate the appraisal´s suitability, the bank has defined guidelines based on current regulations which are related to methodologies, report quality and commercial value.

During the reporting period, the Group’s collateral policies have not changed significantly in relation to the way collateral is held and its overall quality.

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2021
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	25,087,070	1,700,588	28,131,226	132	408,974	55,327,990
Goods Given in Real Estate Leasing	-	-	200	15,868,852	-	15,869,052
Goods Given in Leasing Other Than Real Estate	-	54	-	6,168,941	-	6,168,995
Stand by Letters of Credit	632,108	-	-	-	-	632,108
Security Deposits	427,921	348,964	-	-	104,061	880,946
Guarantee Fund	6,190,851	5,642	-	93,877	300,679	6,591,049
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	5,389,352	38,094	-	-	613	5,428,059
Other Collateral (Pledges)	3,412,129	6,707,149	97,455	-	3,614	10,220,347
Without Guarantee (Uncovered Balance)	73,772,412	39,562,549	2,417,906	2,987,826	464,244	119,204,937
Total loans and financial leases	114,911,843	48,363,040	30,646,787	25,119,628	1,282,185	220,323,483

December 31, 2020
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	20,197,850	1,625,193	23,877,715	-	239,737	45,940,495
Goods Given in Real Estate Leasing	-	-	220	14,946,258	-	14,946,478
Goods Given in Leasing Other Than Real Estate	-	-	-	5,647,128	-	5,647,128
Stand by Letters of Credit	533,921	202	-	-	-	534,123
Security Deposits	257,602	328,212	-	-	34,950	620,764
Guarantee Fund	4,894,425	5,796	-	100,402	355,760	5,356,383
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	4,323,241	36,910	-	-	742	4,360,893
Other Collateral (Pledges)	2,775,786	5,131,570	41,429	133	4,399	7,953,317
Without Guarantee (Uncovered Balance)	65,676,462	33,928,056	2,039,748	3,809,396	596,487	106,050,149
Total loans and financial leases	98,659,287	41,055,939	25,959,112	24,503,317	1,232,075	191,409,730

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

The Financial assets that are classified in Stage 3 and are evaluated under this methodology are shown below:

December 31, 2021
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	725,212	300,688	424,524	2,290,284
Consumer
Mortgage	158,328	39,827	118,501	197,339
Small Business Loans
Financial Leases	812,927	292,016	520,911	1,291,636
Total credit assets	1,696,467	632,531	1,063,936	3,779,259

December 31, 2020
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	790,508	275,862	514,646	2,129,688
Consumer
Mortgage	181,029	26,572	154,457	220,167
Small Business Loans
Financial Leases	1,013,141	286,413	726,728	1,616,142
Total credit assets	1,984,678	588,847	1,395,831	3,965,997

A portion of the Bank’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with The Bank’s expected credit loss model. The carrying amount of such financial assets is COP 204,268 as at 31 December 2021 and COP 424,883 as at 31 December 2020.

Foreclosed assets and other credit mitigants

Assets received in lieu of payment (foreclosed assets) are recognized on the statement of financial position when current possession of the asset takes place.

Foreclosed assets such as immovable and movable property, equity securities and other financial assets, are received based on a commercial valuation, and their net realizable value is given by a specialized team.

During 2021 and 2020, Bancolombia Group recorded non-monetary transactions related to restructured loans and returned assets which were transferred to the balance sheet as assets held for sale that amounted to COP 672,586 and COP 508,040, respectively.

The Bank classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:

●	Non-current assets held for sale.
●	Other marketable assets.
●	Other non-marketable assets.
●	Inventories.

Collateral classified as non-current assets held for sale are those expected to be sold in the following 12 months. When there are market restrictions that do not allow their realization in less than 12 months and this period is extended, retroactive depreciation must be charged to results and the asset value will be reduced by the depreciation value.

Foreclosed assets classified as non-current assets held for sale are those expected to be sold in the following 12 months. The non-current assets held for sale that cease to comply with the guidelines of immediately sell, must be classified as “Other marketable assets” and if it’s necessary, their book value would be adjusted.

c.     Risk Concentration – Loans and Advances

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:

●      Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories are as follows:

Composition	December 31, 2021	December 31, 2020
In millions of COP
Commercial	114,911,843	98,659,287
Corporate	60,920,083	51,884,404
SME	15,010,566	13,249,336
Others	38,981,194	33,525,547
Consumer	48,363,040	41,055,939
Credit card	8,910,716	7,610,590
Vehicle	4,595,726	3,929,299
Payroll loans	9,307,057	7,879,427
Others	25,549,541	21,636,623
Mortgage	30,646,787	25,959,112
VIS[2]	9,286,304	7,384,737
Non- VIS	21,360,483	18,574,375
Financial Leases	25,119,628	24,503,317
Small Business Loans	1,282,185	1,232,075
Loans and advances to customers and financial institutions	220,323,483	191,409,730
Allowance for loans and advances and lease losses	(15,864,482)	(16,616,043)
Total net loan and financial leases	204,459,001	174,793,687

•      Concentration of loan by maturity

The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases:

December 31, 2021
		Between 1 and 5	Between 5 and 15	Greater Than 15
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	34,695,533	46,230,960	32,314,993	1,670,357	114,911,843
Corporate	17,124,666	22,523,964	19,979,836	1,291,617	60,920,083
SME	3,946,269	8,296,746	2,425,844	341,707	15,010,566
Others	13,624,598	15,410,250	9,909,313	37,033	38,981,194
Consumer	1,066,641	28,018,402	15,283,421	3,994,576	48,363,040
Credit card	328,066	7,500,460	992,408	89,782	8,910,716
Vehicle	48,381	2,048,490	1,905,002	593,853	4,595,726
Order of payment	54,864	1,407,000	5,005,482	2,839,711	9,307,057
Others	635,330	17,062,452	7,380,529	471,230	25,549,541
Mortgage	70,037	1,027,396	7,950,061	21,599,293	30,646,787
VIS	18,566	231,344	1,691,105	7,345,289	9,286,304
Non-VIS	51,471	796,052	6,258,956	14,254,004	21,360,483
Financial Leases	1,727,484	7,121,356	13,160,512	3,110,276	25,119,628
Small business loans	183,156	644,545	205,482	249,002	1,282,185
Total gross loans and financial leases	37,742,851	83,042,659	68,914,469	30,623,504	220,323,483

December 31, 2020
		Between 1 and 5	Between 5 and 15	Greater Than 15
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	28,123,513	41,771,863	28,572,265	191,646	98,659,287
Corporate	13,684,065	20,537,590	17,508,451	154,298	51,884,404
SME	3,391,411	7,109,643	2,728,364	19,918	13,249,336
Others	11,048,037	14,124,630	8,335,450	17,430	33,525,547
Consumer	765,768	20,447,636	19,167,121	675,414	41,055,939
Credit card	136,020	2,239,661	5,234,909	-	7,610,590
Vehicle	59,748	1,869,431	1,999,959	161	3,929,299
Order of payment	56,970	1,727,593	5,765,310	329,554	7,879,427
Others	513,030	14,610,951	6,166,943	345,699	21,636,623
Mortgage	50,830	722,804	8,468,455	16,717,023	25,959,112
VIS	9,161	182,405	1,599,498	5,593,673	7,384,737
Non-VIS	41,669	540,399	6,868,957	11,123,350	18,574,375
Financial Leases	1,471,148	6,626,997	13,933,395	2,471,777	24,503,317
Small business loans	215,420	792,563	223,323	769	1,232,075
Total gross loans and financial leases	30,626,679	70,361,863	70,364,559	20,056,629	191,409,730

2 VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

•      Concentration by past due days

The following table shows the loans and financial leases according to past due days. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2021
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	110,548,513	378,809	170,053	691,471	3,122,997	114,911,843
Consumer	45,641,310	1,192,401	340,202	974,325	214,802	48,363,040
Mortgage	28,795,705	694,085	99,448	250,893	806,656	30,646,787
Financial Leases	24,200,502	136,901	30,788	141,589	609,848	25,119,628
Small Business Loans	1,117,423	50,744	8,999	55,434	49,585	1,282,185
Total	210,303,453	2,452,940	649,490	2,113,712	4,803,888	220,323,483

December 31, 2020
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	93,964,499	442,168	380,250	940,604	2,931,766	98,659,287
Consumer	38,281,594	1,186,264	360,392	1,041,383	186,306	41,055,939
Mortgage	24,476,867	343,553	60,578	233,077	845,037	25,959,112
Financial Leases	23,161,256	161,373	56,704	601,506	522,478	24,503,317
Small Business Loans	1,058,513	44,729	14,062	66,913	47,858	1,232,075
Total	180,942,729	2,178,087	871,986	2,883,483	4,533,445	191,409,730

•      Concentration of loans by economic sector

The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower:

December 31, 2021
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	4,651,163	2,336,176	6,987,339
Petroleum and Mining Products	645,145	57,420	702,565
Food, Beverages and Tobacco	7,870,572	295,771	8,166,343
Chemical Production	3,871,876	96,760	3,968,636
Government	6,012,867	96,458	6,109,325
Construction	16,618,406	6,988,228	23,606,634
Commerce and Tourism	20,662,350	6,971,109	27,633,459
Transport and Communications	9,233,456	255,060	9,488,516
Public Services	6,096,804	1,626,642	7,723,446
Consumer Services	50,300,516	30,284,100	80,584,616
Commercial Services	20,328,600	12,226,246	32,554,846
Other Industries and Manufactured Products	7,894,237	4,903,521	12,797,758
Total	154,185,992	66,137,491	220,323,483

December 31, 2020
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	4,045,683	1,913,513	5,959,196
Petroleum and Mining Products	533,665	88,598	622,263
Food, Beverages and Tobacco	7,217,056	420,145	7,637,201
Chemical Production	3,612,279	68,406	3,680,685
Government	5,584,177	82,377	5,666,554
Construction	13,885,112	6,387,823	20,272,935
Commerce and Tourism	18,290,824	8,413,363	26,704,187
Transport and Communications	8,511,251	437,685	8,948,936
Public Services	5,444,056	1,154,961	6,599,017
Consumer Services	43,873,694	24,899,809	68,773,503
Commercial Services	18,808,277	7,160,887	25,969,164
Other Industries and Manufactured Products	6,641,593	3,934,496	10,576,089
Total	136,447,667	54,962,063	191,409,730

•      Credit concentration by country

The following table shows the concentration of the loans and financial leases by country. Loans are presented based on the country in wich they were originated:

December 31, 2021
			Allowance for loans and
Country	Loans and advances	% Participation	advances and lease losses	% Participation
Colombia	150,253,740	68.20%	(12,089,509)	76.20%
Panama	39,523,944	17.94%	(2,213,859)	13.95%
El Salvador	14,179,860	6.44%	(676,827)	4.27%
Puerto Rico	903,270	0.41%	(60,475)	0.38%
Guatemala	15,453,481	7.01%	(823,258)	5.19%
Other Countries	9,188	0.00%	(554)	0.00%
Total	220,323,483	100.00%	(15,864,482)	100.00%

December 31, 2020
			Allowance for loans and
Country	Loans and advances	% Participation	advances and lease losses	% Participation
Colombia	134,068,265	70.04%	(13,089,744)	78.78%
Panama	32,468,343	16.96%	(1,847,754)	11.12%
El Salvador	11,665,440	6.09%	(729,275)	4.39%
Puerto Rico	886,069	0.46%	(48,596)	0.29%
Guatemala	12,314,524	6.44%	(900,125)	5.42%
Other Countries	7,089	0.01%	(549)	0.00%
Total	191,409,730	100.00%	(16,616,043)	100.00%

•      Credit concentration by economic group

As of December 31, 2021 and 2020, concentration of the 20 largest economic groups amounted to COP 24,706 billion and COP 22,281 billion, respectively. This exposure corresponds to all credit active operations of these groups.

d.     Credit quality – Loans and Advances

The following table shows information about credit quality of the borrower:

December 31 2021
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	97,000,580	8,335,781	9,575,482	114,911,843
Consumer	41,773,555	3,927,387	2,662,098	48,363,040
Mortgage	25,447,635	3,654,710	1,544,442	30,646,787
Small Business Loans	950,991	183,693	147,501	1,282,185
Financial Leases	19,927,472	3,198,182	1,993,974	25,119,628
Loans and Advances	185,100,233	19,299,753	15,923,497	220,323,483

December 31 2020
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	80,863,445	8,203,659	9,592,183	98,659,287
Consumer	33,766,023	4,599,535	2,690,381	41,055,939
Mortgage	21,676,563	3,093,690	1,188,859	25,959,112
Small Business Loans	965,822	109,655	156,598	1,232,075
Financial Leases	18,981,176	2,772,129	2,750,012	24,503,317
Loans and Advances	156,253,029	18,778,668	16,378,033	191,409,730

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

Impairment loan portfolio analyzed by individual evaluation at COP 7.7 billion, which represented 3.5% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation:

December 31 2021
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	6,701,278	3,730,093	2,874,204	2,419,285
Consumer	-	-	2,662,098	2,102,473
Mortgage	-	-	1,544,442	659,348
Financial Leases	1,046,248	680,702	(898,747)	383,262
Small Business Loan	-	-	1,993,974	110,967
Total	7,747,526	4,410,795	8,175,971	5,675,335

December 31 2020
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	6,050,143	3,090,340	3,542,040	2,609,212
Consumer	-	-	2,690,381	2,351,691
Mortgage	-	-	1,188,859	639,875
Financial Leases	1,543,691	1,053,567	1,206,321	427,945
Small Business Loan	-	-	156,598	122,353
Total	7,593,834	4,143,907	8,784,199	6,151,076

Sensitivity analysis

The variables with the greatest influence for each country on the expected credit loss (ECL) assessment for the loan portfolio and financial leasing are:

Colombia:

●	GDP growth: due to the impact on the performance of companies and the valuation of collaterals;
●	Fiscal Budget Balance: due to its significant impact on the companies’ probability of default (PD).

Panama:

●	GDP growth: due to the impact on the performance of companies and the valuation of collaterals;
●	Unemployment rate: due to its significant impact on the clients’ repayment capacity.

El Salvador:

●	GDP growth: due to the impact on the performance of companies and the valuation of collaterals;
●	Current account deficit: due to its significant impact on the companies’ probability of default (PD).

Guatemala:

●	GDP growth: due to the impact on the performance of companies and the valuation of collaterals;
●	Interest rates: because of its direct impact on the obligations’ repayment.

The change in the expected credit losses (ECL) at 31 of December 2021, as a result of a possible positive or negative 1% change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

		Fiscal Budget Balance – Current account deficit – Inflation – Interest Rate
		In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	(226,212)	(102,482)	27,251

GDP Growth	Unchanged	(123,730)	-	129,733

	[-1%]	(3,241)	120,489	250,222

The Bank has estimated the impact on the expected credit loss (ECL) assuming the forward-looking scenarios (e.g. optimistic and pessimistic) were weighted 100% instead of applying scenario probability weights across the two scenarios. The table below shows the impact on the expected credit loss (ECL) for each methodology:

December 31, 2021	Optimistic	Pessimistic	Optimistic	Pessimistic
In millions of COP
Collective methodology	(179,919)	166,619	(819,971)	625,161
Collateral methodology	(405,438)	822,293	(314,094)	1,071,738
Individual methodology*	(146,251)	151,972	(134,434)	130,160
Total	(731,608)	1,140,884	(1,268,499)	1,827,059

*For individual methodology, the applied scenarios are the base in the optimistic scenario and the alternative in the pessimistic scenario with a weighting of 100% each.

e.     Credit Risk Management – Other Financial Instruments:

Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:

●	Term Limits: Each borrower is evaluated by the Risk Committee, in which the result of the authorized model for this type of borrower is reviewed (quantitative and qualitative variables), which allows the Committee to establish the maximum term for which the Bank wishes to have exposure.
●	Credit Limits: Limits approved under the model and with authorization from the Risk Committee, as well as the exposure, are monitored in line or batch, in such a way that the presentation of excesses is mitigated.
●	Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.
●	Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of these events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.

●	Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.
●	Counterparty Alerts: There are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.

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

Credit Quality Analysis of the Group

	Debt instruments		Equity		Derivatives(1)
	2021	2020	2021	2020	2021	2020
Maximum Exposure to Credit Risk
Low Risk	24,183,394	25,567,960	256,916	274,916	1,047,939	1,078,261
Medium Risk	2,730,400	2,092,898	33,627	1,590	38,521	3,380
High Risk	1,920,034	1,343,064	12,526	5,767	3,661	1,207
Without Rating	-	-	177,084	305,934	-	10,509
Total	28,833,828	29,003,922	480,153	588,207	1,090,121	1,093,357
(1)	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive. Therefore, the value described here differs from the book value.

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

•      Maximum exposure level to the credit risk given:

	Maximum Exposure		Collateral*		Net Exposure
	2021	2020	2021	2020	2021	2020
Maximum Exposure to Credit Risk
Debt instruments	28,833,828	29,003,922	(1,214,692)	(2,529,943)	27,619,136	26,473,979
Derivatives **	1,090,121	1,093,357	(87)	(136)	1,090,034	1,093,221
Equity	480,153	588,207	-	-	480,153	588,207
Total	30,404,102	30,685,486	(1,214,779)	(2,530,079)	29,189,323	28,155,407

See Notes on this table:

*      Collateral Held (-) and Collateral Pledged (+)

**    Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied

*    Debt instruments Book value 100%

*    Equity Instruments:

Shares:100%

Investment funds: Book value 100%

●	Analysis of the maturity of other financial instruments past due but not impaired
-	Debt instruments: Portfolio does not present past due nor impaired assets.
-	Equity: Portfolio does not present impaired assets.
-	Derivatives: The past due assets are not material.
●	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

	Exposure		Impairment		Final Exposure
	2021	2020	2021	2020	2021	2020
Maximum Exposure to Credit Risk
Fair Value	15,036,467	15,571,214	-	-	15,036,467	15,571,213
Amortized Cost	13,797,361	13,432,708	27,923	42,371	13,769,438	13,390,337
Total	28,833,828	29,003,922	27,923	42,371	28,805,905	28,961,550

Equity

	Exposure		Impairment		Final Exposure
	2021	2020	2021	2020	2021	2020
Maximum Exposure to Credit Risk
Fair Value through profit or loss	85,244	69,426	-	-	85,244	69,426
Fair Value through OCI	394,909	518,781	-	-	394,909	518,781
Total	480,153	588,207	-	-	480,153	588,207

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

Collateral adjustments for margin agreements: The adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

-	With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.
-	For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
-	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA and GMRA (Global Master Repurchase Agreement)[4] both for OTC derivatives and securities financing transactions.
-	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
-	For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
-	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

●	Level of collateral held:

	Collateral*		Main type of collateral
	2021	2020	2021	2020
Maximum Exposure to Credit Risk
Debt Securities	(1,214,692)	(2,529,943)	Government bonds (TES)	Government bonds (TES)
Derivatives	(87)	(136)	Cash	Cash
Equity	-	-
Total	(1,214,779)	(2,530,079)

See Notes on this table:

*      Collateral Held (-) and Collateral Pledged (+)

g.     Credit risk concentration - other financial instruments:

According to the regulations, the Bank must control on a daily basis the risk of positions of the Bank’s companies where the same issuer or counterparty stands, below the legal limits.

By the same way, the positions of the Bank are verified in respect of the authorized risk levels in each country in order to guarantee the alerts and positions limits, that are considered outside of the Bank risk appetite.

4 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA), which is the body representing the bond and repo markets in Europe.

Risk exposure by economic sector and risk region

	Debt instruments		Equity		Derivative
	2021	2020	2021	2020	2021	2020
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	3,149,784	4,731,926	248,457	419,236	224,762	527,599
Financial	4,437,972	1,717,723	199,500	87,044	511,994	546,356
Government	21,246,072	22,554,273	-	-	-	-
Funds ETF	-	-	32,196	81,927	353,365	19,402
Total	28,833,828	29,003,922	480,153	588,207	1,090,121	1,093,357
Concentration by Region
North America	5,275,608	5,195,358	1,806	2	67,379	34,164
Latin America	23,457,650	23,443,701	443,390	538,676	352,541	600,339
Europe	-	109,161	-	-	306,683	458,854
Others (Includes Funds and ETF)	100,570	255,702	34,957	49,529	363,518	-
Total	28,833,828	29,003,922	480,153	588,207	1,090,121	1,093,357

Risk exposure by credit rating

	Other financial instruments
	2021	2020
Maximum Exposure to Credit Risk
Sovereign Risk	11,714,435	9,964,881
AAA	6,566,489	9,645,217
AA+	3,068,211	1,781,437
AA	103,626	153,263
AA-	23,858	450,328
A+	441,670	803,321
A	84,104	676,205
A-	661,994	307,795
BBB+	560,987	659,735
BBB	307,309	1,424,257
BBB-	1,955,566	1,054,698
Other	4,738,768	3,447,906
Not rated	177,085	316,443
Total	30,404,102	30,685,486

At the end of the year, Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

Effects of Covid-19

The last quarter of 2021 presented a greater normalization of the economy, driven by a strengthening of domestic demand, so the Central Bank adjusted the monetary policy rate twice, in October and December, by increasing at each meeting of the board 50 bps, placing the interest rate at 3% from the 2.5% observed in September. These increases were based on data related to inflation. Annual inflation ended the year at 5.62%, with the increase in food and non-alcoholic beverages and Accommodation, water, electricity, gas and other fuels divisions contributing to this high figure compared to the end of 2020.

In international fixed income, the beginning of tapering was observed with reductions of 15 billion dollars in the purchase of assets, with which an increase in rates by the Fed is expected, so the treasury market suffered strong devaluations despite having had a strong rebound in the first 3 quarters of 2021, however, there are additional pressures on prices due to the behavior of economic activity in large economies due to uncertainties caused by the container crisis and a possible resurgence of the Covid-19 virus with the new Omicron variant.

International fixed income: The expectation of devaluation of US treasury securities continues, explained by an increase in Fed interest rates, an increase in global inflation affecting emerging economies, explained by higher logistics and transport costs and a less dynamic labor market, thus revealing a greater aversion to investment.

Local fixed income: For December, 2021 the monthly trading volume of the TES in the COP and UVR references was reduced to 27.3 Bn, with which there was a decrease of 35.7% versus November, however, there  was an increase of 63% per year, mainly concentrated in TES COP 2024 and TES UVR 2023.

The local stock market was affected by the Covid-19 pandemic, the COLCAP stock index as of 12/31/2021 accumulated an annual decrease of (-1.87%) declining from 1437.89 from 12/31/2020 to 1410.97 at the end of 2021. This is mainly explained by the level of uncertainty at a global level. Despite this, the trading volumes increased with respect to 2020 due to the start of vaccination against COVID-19, the stimuli granted by large economies for economic reactivation and particulary to the takeover bids offered by Gilinsky group on the Sura and Nutresa stocks.

At the end of 2021, the buying flows of local shares, for the most part, were from foreign investors, however, this is a risk factor because it is not capital that is established in the long term within the country. This had implications for the exchange rate during the course of 2021 due to the outflow of investments, reversal of operations and profittaking. The performance for the beginning of the year in the local market is due to returns in companies in cyclical sectors such as financial or infrastructure that, despite maintaining latent risks on the credit side, agents see potential for valorization.

As of December 2021, the consumer confidence index (ICC) presented a balance of (-7%), which indicates a decrease of 5.6 pps compared to November, this decrease is explained by lower consumer expectations in the general economic conditions of the country, however, so far in 2021 a better perception of Colombian households and a willingness to buy durable goods was evidenced, vehicles and housing.

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

In the Bank, the market risks are identified, measured, monitored, controlled and reported in order to support the decision-making process for their mitigation, and to create greater shareholder value added.

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

Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology required by the SFC, and the internal methodology of historical simulation. The standard methodology is established by “Chapter XXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee. The internal methodology of weighted historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, obtained from the reference date of calculating the VaR. The standard methodology is used to report the market risk exposure to the Financial Superintendency and is also used to measure the capital requirements for the Bank, therefore the analysis below is based on information obtained from this model.

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

Additional measurements like stress tests are done, to identify extreme unusual situations that could cause severe losses. Stress simulations include historical events and hypothetical scenarios. Back testing or model validation techniques through comparison of predicted and actual loss level are applied on a regular basis to analyze and contrast the accuracy of the VaR calculation methodology in order to confirm its reliability, and make adjustments to the models if necessary.

Within the control and monitoring processes of market risks, reports are elaborated on a daily and monthly basis. They include an analysis of the most relevant risk measures and allow for monitoring the exposure levels to market risks and to the legal and internal limits established for each one of the levels of the Bank. These reports are taken as an input for the decision-making process in the different Committees and management of the Bank.

Market Risk Management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2021. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

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

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the value of the currency the risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

The total market risk VaR, had a 0.7% increase going from COP 811,247 in December 31st, 2020 to COP 817,301 as of December 31st, 2021. An increase in the risk of collective portfolios is highlighted, offset by a lower level of exchange rate risk. Exposure to interest rate risk continues to lead the risk of Bancolombia Group and registered an increase of 0.2%, as a result of the increase in fixed income investments.

The following table presents the total change on market risk and every risk factor.

December 2021
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	403,556	407,530	450,774	347,163
Exchange Rate	88,477	82,247	98,848	63,375
Share Price	99,895	96,543	103,187	91,944
Collective Portfolios	225,373	221,810	225,892	216,153
Total Value at Risk	817,301	808,130	862,101	743,910

December 2020
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate	402,882	340,886	402,882	286,283
Exchange Rate	95,926	421,716	1,344,673	54,056
Share Price	98,131	99,033	130,654	89,564
Collective Portfolios	214,308	214,415	218,487	208,928
Total Value at Risk	811,247	1,076,050	1,974,758	673,680

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

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
In millions of COP
Assets sensitivity 100 bps	859,122	759,905
Liabilities sensitivity 100 bps	419,027	399,109
Net interest income sensitivity 100 bps	440,095	360,796

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2020 and December 31, 2019:

	December 31, 2021	December 31, 2020
In Thousands of USD
Assets sensitivity 100 bps	77,106	68,577
Liabilities sensitivity 100 bps	55,786	58,009
Net interest income sensitivity 100 bps	21,320	10,568

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

Total Exposure:

As of December 31, 2021, the net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 440,094. The change in the net interest income sensitivity between 2021 and 2020 is due to the increase in the sensitivity of float loans.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 100 basis points, was USD 21,320 at December 31, 2021, compared with USD 10,568 at December 31, 2020. The increase in net interest income sensitivity due to interest rate risk between 2020 and 2019 occurred due to the  increase  in float loans.

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

•      Structural equity risk exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in the industrial and financial sectors. The market value of those investments incresed by 23% during the year, from COP 40,502 million as of December 31 st, 2020 to COP 49,925 million as of December 31, 2021, as a result mainly driven by the increase in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	December 31, 2021	December 31, 2020
Fair Value	49,925	40,502
Delta	14.70%	14.70%
Sensitivity	7,339	5,954

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 7 billion in the structural equity investments market value, from COP 50 billion to COP 43 billion.

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

a.     Liquidity risk exposure:

In order to estimate liquidity risk, the Bank measures a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 days. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2021	December 31, 2020
Net cash outflows into 30 days**	15,897,163	14,073,878
Liquid Assets	44,198,889	37,757,819
Liquidity coverage ratio*	278.03%	268.28%

*    The minimum level required of the liquidity coverage ratio by the legal norm is 100%.

**  Net cash outflows into 30 days: (Interbank borrowings, Financial assets investments, Loans and advances to customers, Derivative financial instruments), minus 30 days contractual maturities of liabilities. Demand deposit Time deposits, Interbank deposits Borrowings from other financial institutions Debt instruments, Derivative financial instruments.

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

The following table shows the liquid assets held by Bank:

Liquid Assets(1)	December 31, 2021	December 31, 2020
High quality liquid assets*
Cash	22,641,516	18,356,375
High quality liquid securities	18,258,002	16,729,107
Other Liquid Assets
Other securities**	3,299,371	2,672,337
Total Liquid Assets	44,198,889	37,757,819
(1)	Cash and those liquid assets received by the Central Bank for its operations expansion and monetary contraction are the assets with highest liquidity. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

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

c.     Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Group’s financial assets:

Contractual maturities of financial assets December 31, 2021

Financial Assets	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	23,147,676	-	-	-
Interbank borrowings - Repurchase agreements	2,815,395	16,009	-	-
Financial assets investments	12,928,653	12,045,202	3,367,322	3,776,184
Loans and advances to customers	79,699,695	77,406,800	48,316,830	82,004,125
Derivative financial instruments	7,113,744	2,996,618	1,423,639	1,150,230
Total financial assets	125,705,163	92,464,629	53,107,791	86,930,539

Contractual maturities of financial assets December 31, 2020

Financial Assets	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	20,185,074	-	-	-
Interbank borrowings - Repurchase agreements	3,749,640	35,310	-	-
Financial assets investments	12,991,981	10,019,356	3,898,989	4,062,918
Loans and advances to customers	65,699,670	65,425,431	41,214,446	67,751,331
Derivative financial instruments	6,340,313	2,516,756	799,226	976,658
Total financial assets	108,966,678	77,996,853	45,912,661	72,790,907

d.     Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2021

Financial Liabilities	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	147,346,348	-	-	-
Time deposits from customers	43,981,065	12,910,755	3,380,419	3,652,367
Interbank deposits-Repurchase agreements	1,613,808	7,241	-	-
Borrowings from other financial institutions	9,047,192	4,500,806	2,171,491	1,298,168
Debt securities in issue	6,772,372	4,958,788	5,917,577	9,021,223
Derivative financial instruments	6,946,974	2,898,219	1,714,709	1,857,768
Total financial liabilities	215,707,759	25,275,809	13,184,196	15,829,526

Contractual maturities of financial liabilities December 31, 2020

Financial Liabilities	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	118,041,884	-	-	-
Time deposits from customers	43,948,183	12,555,125	5,563,309	1,345,843
Interbank deposits-Repurchase agreements	2,937,007	38,892	-	-
Borrowings from other financial institutions	5,021,402	3,353,845	2,169,508	1,282,177
Debt securities in issue	1,684,715	6,932,978	6,261,008	7,950,753
Derivative financial instruments	6,090,360	2,353,515	760,880	1,096,024
Total financial liabilities	177,723,551	25,234,355	14,754,705	11,674,797

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

●	The demand deposits historically have maintained a tendency to remain stable.
●	The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.

e.     Financial guarantees

The tables below set out the remaining contractual maturities of the Group’s financial guarantees

December 31, 2021	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	7,287,923	1,513,774	84,273	150,494

December 31, 2020	0 - 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	3,917,713	3,568,858	42,788	144,157

Interest Rate Benchmark Reform

As part of the LIBOR benchmark reform that is being implemented since 2017 by the Financial Conduct Authority of the UK, in March of the present year, it was announced that the publication of LIBOR on a representative basis will cease for the one-week and two-month USD LIBOR settings immediately after December 31, 2021, and the remaining USD LIBOR settings immediately after June 30, 2023.

In order to address the discontinuation of LIBOR, in 2020, a corporate project was created within Bancolombia, in order to carry out the analysis of the impacts and generate a work plan to face the changes associated with the discontinuation of LIBOR and to migrate towards risk-free rates. The project is in an implementation stage, it currently has an assigned budget and an interdisciplinary work team made up of the areas of: products, legal, processes, technology, projects, who address the discontinuation of LIBOR from different work fronts focused on structuring and executing work plans.

The Project has identified impacts in the following products:

●	Loans in USD
●	Term deposits in USD
●	International Factoring
●	Derivatives: Interest Rate Swaps (IRS) in USD and Cross Currency Swaps (CCS) in USD
●	Bonds in USD
●	International Leasing
●	USD Loans with international banks

The project has achieved the following milestones:

●	Initial technological and processes adjustments for the development of products referencing the new rate (SOFR)
●	Implementation of fallback language in loan contracts and derivatives confirmations and ISDA protocol adherence
●	SOFR rate approval by GAP Committee and the Risk Committee of the Board of Directors
●	An internal communication scheme has been implemented, which consists of sending quarterly newsletters with project progress and action plans to stakeholders involved informed, as well as communications to the Bank's internal team in order to provide them with a training on the discontinuation of LIBOR. Additionally, a communication plan has been established with clients, which includes the publication of articles in specialized media and emails with information, sent directly to clients. It also includes one-to-one meetings with clients.
●	A work plan has been set up. It includes exposure measurement, impact assessment, systems adjustments. It also includes development of products in the new reference rate, analyzing and implementing appropriate "fallback language" and designing a strategy to approach clients. Monitoring and adjustments to the implementation plan are carried out periodically.
●	Answer has been given to regulatory entities regarding this transition process to risk-free rates.

December 31, 2020
In millions of COP
USD LIBOR[1]
Assets
Loans	16,144,745
Bonds	522,796
Derivatives	124,822
Total Assets	16,792,363
Liabilities
Loans	5,526,743
Term deposits	3,168
Total Liabilities	5,529,911

1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 31, 2021

December 31, 2021
In millions of COP
USD LIBOR[1]
Assets
Loans	24,077,401
Bonds	954,238
Derivatives	170,402
Total Assets	25,202,041
Liabilities
Loans	4,123,825
Term deposits	11,700
Total Liabilities	4,135,525

1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 30, 2021.

Risk

Any failure by market participants, such as the Bank, and regulators to successfully introduce benchmark rates to replace LIBOR and implement effective transitional arrangements to address the discontinuation of LIBOR could result in disruption of the financial and capital markets. In addition, the transition process to an alternative reference rate could impact the Bank’s business, financial condition or result of operations, as a result of:

●	An adverse impact in pricing, liquidity, value, return and trading for a broad array of financial products, loans and derivatives that are included in the Bank’s financial assets and liabilities.
●	Extensive changes to internal processes and documentation that contain references to LIBOR or use formulas that depend on LIBOR.
●	Disputes, litigation or other actions with counterparties regarding the interpretation and enforceability of provisions in LIBOR -based products such as fallback language or other related provisions.
●	The transition and development of appropriate systems and models to effectively transition the Bank’s risk management processes from LIBOR -based products to those based on one or more alternative reference rates in a timely manner; and
●	An increase in prepayments of LIBOR -linked loans by the Bank’s clients.

From January 2022, products indexed to the SOFR rate began to be offered, additionally it was defined not to carry new operations indexed to the LIBOR rate.

In turn, as an organization, we will focus during 2022 on the definitions for the transition process of operations that are indexed to LIBOR.

31.4 Capital management

The Capital Management function oversees Shareholders’ equity and Bancolombia’s capital structure, aiming for value generation through businesses related to financial activities and investments.

The goal is to have the enough capital to cover unexpected losses, and develope the business plan. To do so, the Capital and Corporate Investments area oversees Bancolombia’s capital ratios and uses several mechanisms to optimize such ratios according to forecasted business conditions.

The monitoring of corporate investments and shareholders’ equity, as well as different components of assets and associated risks, is executed for internal and external purposes. The results are presented to the Board of Directors and some support committees to make sure that all risks are properly managed and within risks appetite, guidelines, and regulation.

Bancolombia’s management has the goal of maintaining the balance between an adequate capital allocation and value generation for shareholders. This way, business opportunities can be financed with internal funding or capital markets resources.

Bancolombia’s lending and deposit-taking activities are supervisor by the Superintendencia Financiera de Colombia, and that implies complying with Decree 1477 of 2018.

This decree standardized the definitions of regulatory capital according to Basel III standards. It also updated the risk adjusted capital consumption of assets and added capital buffers. New capital measures will be implemented from the current 4.5% basic solvency level and the 9% total solvency level.

Additionally, Bancolombia conducts stress test to estimate how the bank’s balance sheet, results and ratios during adverse scenarios. None of the stress test runs implies reaching solvency ratios below regulatory levels and therefore, we consider that capital levels are optimal at the end of 2021.

Between 2021 and 2024, after the complete implementation of the new capital standards, a minimum basic capital of 6% and a total capital ratio of 11.5% will be required, according to the following formulas:

Management aims its efforts towards shareholders’ equity strength, maintaining solvency ratios above regulatory minimums. According to External Guideline 025 of 2020, numeral 5, the Bank applied standards defined by the Basel Committee on Banking Supervision (also known as Basel III) in order to calculate solvency ratios and technical equity.

The following table indicates Bancolombia’ s capital ratios for 2021 according to the new regulation implemented in Colombia:

Technical Capital	Asof
	December 31, 2021	December 31, 2020
In millions of COP
Primary capital (Tier I)	25,513,812	20,824,348
Additional primary capital	-	-
Secondary capital (Tier II)	7,635,894	6,494,242
Technical capital deductions	14,599	14,231
Technical capital	33,135,107	27,304,359
Risk-weighted assets (RWA)	189,235,497	161,376,984
Market risk	8,685,251	8,570,279
Operational risk	16,035,309	15,268,313
Leverage level	304,076,581	264,425,656
Leverage level to RWA and others	8.39%	7.88%
Primary capital to RWA (Tier I)	11.92%	11.24%
Combined capital buffers	7.42%	6.74%
Secondary capital to RWA (Tier II)	11.92%	11.24%
Technical capital to RWA	15.49%	14.74%

Calculations based on the new definitions of Decree 1477 of 2018.

NOTE 32. SUBSEQUENT EVENTS

Approval of Consolidated Financial Statements

The consolidated financial statements were approved by the Board of Director on April 26, 2022.

Ordinary claim filed by Menelao Mora and Said Diaz:

On March 4, 2022, the Court of Appeals upheld the initial judgment and added US$261 for each plaintiff as an additional award for costs incurred. The Bank formally announced the filing of a request to null the sentence (“recurso de casación”) before the Supreme Court based on errors made in the consideration of the evidence as well as the legal grounds on which the decision was made. External counsel evaluated the risk level of the case and, accordingly, the Bank has established a provision of US$2,561.

PA FAI Calle 77 acquisition

On June 4, 2021, Bancolombia S.A. entered into an agreement with CCLA Colombia S.A.S. for the conditional assignment of the fiduciary rights of the Trust named PA FAI Calle 77, which owns the Nomad 77 Building located in the city of Bogotá (Colombia), which is the first project built for Multifamily rental housing in Colombia.  Bancolombia S.A. concluded that it has control over the PA FAI Calle 77 given that it has exposures, or rights, to variable returns from its involvement in the investee and also has the ability to use its power to affect returns from the rental housing activity, through its participation in executive committees, and has the capacity to direct the activity that most significantly affects returns of all business – namely, approval rights over the disposal of the real estate projects.

The transaction was completed on March 1, 2022, upon Bancolombia S.A.’s obtaining the registration that qualifies it as a lessor of real estate for urban housing from the “Secretaría de Habitat” of Bogota. This registration was the condition to which the cession of the fiduciary rights was subject. Therefore, on March 1, 2022, the Group obtained control of the PA FAI Calle 77 Trust, and has an equity interest of 98%. This acquisition reflects the Group's objective to evolve its value proposition based on the current needs of the market, seeking to provide a differential service in the rental of housing real estate.

The consideration paid by Bancolombia S.A. was COP 56,968, which consisted of a cash advance of COP 29,025 on June 9, 2021 and settlement of an active financial leasing obligation that the previous owners had with the bank for COP 27,943.

The acquisition of the PA FAI Calle 77 Trust was accounted for in accordance with the acquisition method of IFRS 3. The purchase price was assigned to the assets and liabilities acquired based on their estimated fair values at the acquisition date.

The Bank opted to measure at fair value the non-controlling interest in the acquiree of 2.00%; at the acquisition date, the non-controlling interest amounted to COP 1,166.

The estimate of the fair value of the assets acquired and liabilities assumed was based on information available as of March 1, 2022. The Bank considers that this information provides a reasonable basis for determining fair values:

In millions of COP

Purchase Price Allocation:
Purchase price on June 9, 2021	56,968
Non-controlling interest at fair value	1,166
TOTAL	58,134

Fair value of net assets acquired:
Assets
Cash and cash equivalents	799
Accounts receivable	299
Premises and equipment, net	3
Investment property	60,849
Other assets	79
Total assets	62,029

Liability
Accounts payable	1,080
Deferred tax	283
Other liabilities	99
Total liabilities	1,462

Fair value of net assets acquired	60,567

Gain from a bargain purchase	2,433

The acquisition of PA FAI Calle 77 Trust resulted in the recognition of a gain from a bargain purchase of COP 2,433, which was recognized in the “Dividends and net income on equity investments” line item of the Consolidated Statement of Income. The amount of the identifiable net assets of the acquiree exceeds the fair value of the consideration transferred, plus the fair value of the non-controlling interest therein, due to the fact that the price was agreed to nine months before the effective transfer of control of the business.

Acquisition-related cost

In connection with the acquisition, the Bank incurred costs which are recorded in the "Other administrative and general expenses" line item of the Consolidated Statement of Income.