Form 20-F
period 2022-12-31
BANCOLOMBIA SA
filed 2023-04-03
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Catalina Tobón Rivera, Investor Relations Director

Tel. +57 6014885950, e-mail: ctobon@bancolombia.com.co

Carrera 11 # 91-42 – Edificio FIC 9211, Bogotá, Colombia

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares	CIB	New York Stock Exchange
Preferred Shares 3.000% Senior Notes due 2025 6.909% Subordinated Notes due 2027 4.625% Subordinated Notes due 2029	CIB25 CIB27 CIB29	New York Stock Exchange* New York Stock Exchange New York Stock Exchange New York Stock Exchange

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Banagrícola” refers to Banagrícola S.A., a company organized under the laws of the Republic of Panama and the parent company of Banco Agricola S.A, and its consolidated subsidiaries, unless the context otherwise requires.

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

“Bancolombia Puerto Rico” refers to Bancolombia Puerto Rico Internacional Inc, an international banking subsidiary of Bancolombia S.A. organized under the laws of the Commonwealth of Puerto Rico, that provides banking services to customers that do not reside in Puerto Rico.

“Banistmo” refers to Banistmo S.A., a banking institution organized under the laws of the Republic of Panama, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

“Central Bank” refers to the Central Bank of Colombia (“Banco de la República”).

“Consolidated Financial Statements” refers to the audited consolidated statements of financial position of the Bank as of December 31, 2022 and 2021, and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and related notes included in this Annual Report.

“DTF” refers to the “Depósitos a Término Fijo” rate, the weighted average interest rate paid by finance corporations, commercial banks and financing companies in Colombia for time deposits with maturities of 90 days.

“ESG” refers to Environmental, Social and Governance criteria that is embedded in the company´s corporate strategy.

“Fiduciaria Bancolombia” refers to Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, a subsidiary of Bancolombia organized under the laws of Colombia, which provides trust and fund management services.

“Grupo Agromercantil” refers to Grupo Agromercantil Holding S.A., a company organized under the laws of the Republic of Panama and the parent company of BAM, and its consolidated subsidiaries, unless the context otherwise requires.

“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“International Bank” refers to the Bank’s affiliates located outside Colombian territory that provide banking services, such as Bancolombia Panama S.A., Bancolombia Puerto Rico International Inc., Banistmo S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Bancolombia Cayman S.A.

“IRS” refers to the U.S. Internal Revenue Service.

“NYSE” refers to the New York Stock Exchange.

“Nequi” refers Bancolombia’s digital platform that offers financial services to its clients through different channels, among which is the Nequi application (Nequi App).

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

“Representative Market Rate” refers to “Tasa Representativa del Mercado”, the U.S. dollar representative market rate, certified by the SFC. The Representative Market Rate is an economic indicator of the daily exchange rate of the U.S. dollar on the Colombian spot market. It corresponds to the arithmetical weighted average of the rates for the purchase and sale of U.S. dollars by certain financial institutions (including Bancolombia) authorized to engage in foreign exchange transactions in Colombia.

“SEC” refers to the U.S. Securities and Exchange Commission.

“SMEs” refers to Small and Medium Enterprises.

“SMMLV” refers to “Salario Mínimo Mensual Legal Vigente”, the effective legal minimum monthly salary in Colombia. In 2022, the effective legal minimum monthly salary in Colombia was COP $1.000.000.

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

“Valores Bancolombia” refers to Valores Bancolombia S.A. Comisionista de Bolsa, a Subsidiary of Bancolombia S.A. organized under the laws of the Republic of Colombia, and the parent company of Bancolombia Capital Holdings USA LLC, and its consolidated subsidiaries, providing brokerage and asset management services.

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, including in Item 3. “Key Information – D. Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. These factors include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; taking into account (A) that despite a partial economic recovery from the crisis created by the COVID-19 pandemic, economic challenges persist due to high levels of inflation globally driven in part by supply chain disruptions and geopolitical tensions such as the continuing armed conflict in Ukraine, which pose potential impacts such as higher prices for energy raw materials and agricultural items; and (B) an ambitious legal reform agenda that the new government of Colombia is implementing; (ii) changes in capital markets or in markets in general that may affect policies, overall liquidity or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) continued increases in inflation or prolonged inflation, changes in foreign exchange rates, interest rates and unemployment rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by the Bank’s borrowers; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management or remittances businesses or other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings and the consequences thereof; (xi) changes in official policies, regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions in which the Bank does business; (xii) factors specific to the Bank, including changes to the estimates and assumptions underlying our financial statements; our success in identifying risks (such as the incidence of loan delinquencies) and managing risks; our inability to achieve our financial and capital targets, which may result in failure to achieve any of the expected benefits of our strategies; a reduction in our credit ratings, which would decrease our funding availability; failure to achieve regulatory stress testing; and changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including cyber-attack threats which may impact our ability to serve clients; and (xiii) failure to attract, hire or retain key talent.

Forward-looking statements speak only as of the date they are made and are subject to change, and, except as required by law, the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited consolidated statements of financial position of the Bank as of December 31, 2022 and 2021, and the audited consolidated statements of income, of comprehensive income, changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and related notes (the “Consolidated Financial Statements”) included in this Annual Report were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local generally accepted accounting practices of each subsidiary.

The Consolidated Financial Statements include entities which the Bank controls, directly or indirectly. See Item 4. “Information on the Company – C. Organizational Structure” for an organizational chart that summarizes the organizational structure of Bancolombia and certain subsidiaries involved in financial or capital market activities.

Currencies

The Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for Bancolombia S.A., and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements and amounts as of December 31, 2022 and 2021, and for the three fiscal years ended December 31, 2022, 2021, and 2020, contained in this Annual Report are expressed in millions of pesos.

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

Summary of Risk Factors

Summary of risks relating to Colombia and other countries where the Bank operates.

•	Changes in economic and political conditions and external effects on the economies in countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.
•	Colombia and El Salvador have experienced several periods of violence and instability that could affect the economy and the Bank.
•	Any additional taxes resulting from changes to tax regulations or the interpretation thereof in countries where the Bank operates could adversely affect the Bank’s consolidated results.
•	Allegations of corruption against the government, politicians and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Summary of risks relating to the Bank’s business and the banking industry.

•	The Bank is subject to credit risk and estimating exposure to credit risk involves subjective and complex judgments. Additionally, the Bank is subject to concentration risks in its loan portfolio.
•	The value of the collateral securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest.

•	Downgrades in the credit ratings of the Bank and its subsidiaries, would increase its cost of borrowing funds and make its ability to raise new funds, attract deposits or renew maturing debt more difficult.
•	The Bank’s results of operations are sensitive to fluctuations in interest rates and increases in inflation.
•	The Bank is subject to market risk and its income from its proprietary trading activities is highly volatile.
•	The Bank has significant exposure to sovereign risk, and especially Colombian and Salvadoran sovereign risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt instruments.
•	The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.
•	The Bank is subject to market, liquidity, operational and structural risks associated with its derivative transactions.
•	The Bank is subject to cyber-security risks.
•	Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.
•	Our financial results may be negatively affected by changes to accounting standards
•	Risks relating to the use of quantitative models and information may adversely impact the Bank’s business strategies and results.
•	The Bank is exposed to ESG risks that could affect the Bank’s financial condition and results of operations.
•	Changes in banking regulations in Colombia and in other jurisdictions where the Bank operates could adversely affect the Bank’s consolidated results.
•	Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.
•	The Bank faces risks relating to regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data. In addition, the Bank’s policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.
•	The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines or other penalties resulting from such matters could materially and adversely affect the Bank.
•	The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).
•	The tax haven regulation in the countries where the Bank operates could adversely affect its business and financial results.
•	The Bank is subject to operational risks and losses.
•	Acquisitions and strategic alliances may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.
•	The Bank is subject to increasing competition which may adversely affect the results of its operations.
•	Discontinuation of the London InterBank Offered Rate (“LIBOR”) could adversely affect the Bank.
•	The Bank’s ability to attract and retain specialized talent could impact some business objectives.
•	Digital misinformation could adversely affect the Bank’s reputation as well as its operational and financial results.
•	The Bank may be exposed to increased costs and liabilities in the event of the failure of its service providers to perform their obligations under key services contracts.
•	The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the Bank.
•	The Bank is subject to operational and strategic risks associated with new services on digital platforms such as Banking as a Service (BaaS) and Open Banking.

Summary of risks relating to the Banks’s preferred shares and the ADSs.

•	Preemptive rights may not be available to holders of American Depositary Receipts (“ADRs”) evidencing ADSs.
•	Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.
•	The Bank’s preferred shares have limited voting rights.
•	Holders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.

•	Relative illiquidity of the Colombian securities markets may impair the ability of an ADR holder to sell preferred shares.
•	Changes in Colombia’s tax regime may affect ADRs tax treatment.

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates

Changes in economic and political conditions in the countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality depend on the macroeconomic and political conditions prevailing in Colombia, Panama, El Salvador, Guatemala, and the other jurisdictions where the Bank operates. Accordingly, a slowdown in the economic growth rate, periods of negative growth, increases in inflation, changes in economic policy, or future judicial interpretations of policies involving exchange controls and other matters such as currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in such jurisdictions may affect the overall business environment and may, in turn, negatively affect the Bank’s financial condition and results of operations. Analysts expect that during 2023 GDP growth in the economies in which the Bank operates will moderate. Colombian growth is expected to decrease from 7.5% in 2022 to 1.3% in 2023. Similarly, growth is expected to decrease from 8% to 4.2% in 2023 in Panama, from 2.5% to 1.5% in El Salvador, and from 3.6% to 3% in Guatemala.

In particular, the governments of Colombia, Panama, El Salvador and Guatemala have historically exercised substantial influence on their economies, and in the future, they may implement decisions that could impact the business and results of companies in such countries (including the Bank), market conditions, and prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations may cause instability in Colombia, Panama, El Salvador and Guatemala, and their respective markets. Future developments in government policies could negatively affect the Bank’s business and financial condition and the market value of its securities.

In Colombia, there is uncertainty around the comprehensive reform agenda that the new government is implementing. In particular, a potential reduction of investment and production in the oil sector as a result of energy transition measures could lead to a reduction in exports and foreign exchange inflows to the economy. Furthermore, a potential pension reform could affect the dynamics of private savings could deteriorate the country’s current account balance and reduce the supply of funding to the economy and capital markets, and a potential labor reform could increase the cost of the Bank's payroll, along with indirect impacts on the local labor market that may affect employment and the borrowers’ repayment capacity.

The downgrades of El Salvador’s sovereign ratings by Standard and Poor’s to CCC+, Moody’s to Caa3 and Fitch to CC during 2022 reflects a deterioration of the country’s credit profile. In turn, this has led to an upward pressure on borrowing costs with potential negative effects on public finances. According to Focus Economics, the outstanding amount of public debt in El Salvador is expected to increase from 84.8% in 2021 to more than 90% of GDP in 2026. This in turn will lead to significant financing requirements amid challenging global financial conditions.

The adoption of Bitcoin as El Salvador legal tender has led to a deterioration in the relationships between El Salvador´s Government and some multilateral organizations, such as IMF, which are a crucial source of financing for the country. In addition, the possible issuance of public debt in this cryptocurrency would expose the government's liabilities and payment commitments to its volatility. Thus, the adoption of Bitcoin not only represents risks for the financial stability of the country, but also potentially will lead to additional pressures on public finances. To date, the adoption of Bitcoin among companies and households in the country continues to be low, reducing the magnitude of the potential risks to which the country is exposed in the short term. Although there may be an impact on the economy in general, there is currently no significant exposure of the financial system to crypto assets.

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

A significant decline in economic growth or a sustained economic downturn of any of Colombia, Panama, El Salvador or Guatemala’s major trading partners or countries with close economic ties (i.e., the European Union, the United States, China and other Latin American countries for Colombia; and the United States and European Union for Panama, Guatemala and El Salvador) could have a material adverse impact on Colombia, Panama, El Salvador and Guatemala’s foreign trade, remittances inflows and foreign direct investment, resulting in lower economic growth. Therefore, as previously mentioned, analysts expect that during 2023 GDP growth in the economies in which the Bank operates will moderate.

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

The armed conflict in Ukraine could continue to pose risks to the economic prospects for Colombia, Panama, El Salvador and Guatemala. One of the most significant potential impacts would be higher prices for energy raw materials and agricultural items, segments in which Ukraine and Russia together have a significant share in world production and trade. As a result, consumer inflation rose between 2021 and 2022 from 5.6% to 13.1% in Colombia, from 6.1% to 7.3% in El Salvador, and from 3.1% to 9.2% in Guatemala. Although year-end inflation in Panama moderated from 2.6% in 2021 to 2.1% in 2022, price increases created social unrest in mid 2022.

While it is possible that high prices for energy raw materials may positively impact the trade balance, exchange rate and the fiscal balance of Colombia, such high prices would predominantly have an adverse impact on the economies of Panama, El Salvador and Guatemala, which are net importers of fuels. In addition, the decreased availability of certain agricultural items could lead to new pressures on the cost of living in the countries the Bank operates.

In addition to the factors mentioned above, Colombia, Panama, El Salvador and Guatemala could be affected by the deceleration of growth and the high levels of inflation that the world economy is expected to experience in 2023. The IMF estimates that global growth will slow from 3.2% in 2022 to 2.7% in 2023, while consumer inflation will moderate from 8.8% in 2022 to 6.5% in 2023. Despite this deceleration, consumer price increases in many countries will remain above central banks’ targets. This combination may soften the external demand for goods and services produced by these countries, reduce terms of trade, moderate remittances and investment inflows, keep interest rates high and create additional inflationary pressures. All of the above could affect aggregate income and business dynamics in the countries in which Bancolombia and its subsidiaries operate.

Colombia and El Salvador have experienced several periods of violence and instability that could affect the economy and the Bank.

Colombia has experienced periods of criminal violence over the past five decades, primarily due to the activities of guerilla groups and drug cartels. In 2016, a peace treaty was signed between the Revolutionary Armed Forces of Colombia (“Fuerzas Armadas Revolucionarias de Colombia” or “FARC”) and the Colombian government. The implementation process has started; however, the treaty is yet to be fully implemented. There are presently a number of other illegal armed groups in Colombia, such as the National Liberation Army (“Ejército de Liberación Nacional” or “ELN”), among others, and one of the main purposes of the government elected in year 2022 is to accomplish a series of peace treaties with all the illegal armed groups that still remain in the country. Notwithstanding the implementation of these peace treaties, the successful integration of illegal armed groups into Colombian society may not be achieved. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on the Bank as a result of the downgrade of sovereign ratings increasing the funding costs, discouraging foreign investment, and leading to an economic slowdown.

Additionally, in El Salvador, the increase in violence led the legislative assembly, to adopt certain exceptional measures on March 27, 2022, conferring certain powers to the Executive Power and suspending constitutional guarantees. The suspension of constitutional guarantees has been extended thirteen times, with the most recent suspension occurring from March 17 to April 16, 2023.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in countries where the Bank operates, could adversely affect the Bank’s consolidated results.

Uncertainty related to tax legislation represents a constant risk for Bancolombia. Changes in legislation and regulations, as well as developments resulting from court decisions could affect the Bank’s tax burdens. For example, such changes may increase tax rates and fees, lead to new taxes, limit deductions and exemptions and eliminate incentives and non-taxed income.

The Bank does not take aggressive positions on tax law interpretation; however, the national or local tax authorities may not apply the tax law as we expect. Different interpretations of tax regulations could result in future tax audits, litigation, and associated costs, which could negatively affect our results.

Allegations of corruption against the government, politicians, and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Allegations of corruption against the government, politicians, and the private sector in the countries where we operate could create economic and political uncertainty. For example, findings or convictions of illicit conduct committed by such entities or persons or alleged wrongdoings, could have adverse effects on the political and economic stability of the countries where the Bank operates. These adverse political and economic effects may negatively impact our business, by depressing business volumes, reducing our ability to recover amounts we have lent to persons or projects involved in illicit or allegedly illicit conduct.

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

The amount of the Bank’s non-performing loans may increase in the future as a result of factors beyond the Bank’s control, such as changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia and other jurisdictions where the Bank operates or has exposure (especially Panama, El Salvador and Guatemala) or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, requiring the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

The Bank is subject to risks from concentration in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2022, the aggregate outstanding principal amount of the Bank’s 20 largest economic groups, on a consolidated basis, represented 112.7% of the Bank’s Tier 1 and represented 12.4% of the Bank’s loan portfolio. No single group exposure represented more than 1.5% of the loan book. Problems with one or more of the Bank’s largest economic groups could materially and adversely affect its results of operations and financial position.

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

The credit ratings of Bancolombia and its subsidiaries’ are an important component of the liquidity profile of the Bank and each of its subsidiaries. The Bank’s ability to successfully compete depends on various factors, including the financial stability of each of its entities, as reflected by their credit ratings. A downgrade in the credit ratings of the Bank or its subsidiaries would increase the cost of raising funds from other banks, or in capital markets. Furthermore, purchases of Bancolombia’s securities by institutional investors could be reduced if these securities experiment a decline in their credit ratings. The ability of the Bank or its subsidiaries to renew maturing debt could become restricted and the terms for such renewal could become more expensive if their credit ratings were to decline. The Bank’s, lenders and counterparties in derivative transactions are also sensitive to the risk of a credit rating downgrade. A downgrade in the credit rating of the Bank or its subsidiaries may adversely affect perception of their financial stability and their ability to raise deposits, which could make each entity less successful when competing for deposits and loans in the marketplace.

The Bank’s results of operations are sensitive to fluctuations in interest rates.

The Bank holds a substantial portfolio including loans, deposits, securities, bonds, long-term debt and short-term borrowings that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the value of the debt instruments. Increases in interest rates may reduce the market value of the Bank’s debt instruments, leading to smaller gains or larger losses on these investments. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, cuts in interest rates may cause margin compression and lower net interest income as the Bank usually holds more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases, reducing the weighted average maturity of the Bank’s interest earning assets and adversely affecting its operating results.

Prepayment risk also has a significant adverse impact on the Bank’s earnings from its credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment of the prepayment proceeds at lower yields. In addition, these risks could significantly impact the Bank’s portfolio as well as portfolios managed by the Bank and owned by third parties. To the extent we experience withdrawals of third-party assets, our asset management revenues and related income could be adversely affected.

The Bank’s results could adversely be affected by high levels of inflation.

The countries where the Bank operates are being affected by high levels of inflation that the world economy is currently experiencing. High levels of inflation increase the interest rates, generating effects such as increases in the cost of funding, increases in credit risk, a slowdown in the placement of loans and, the potential reduction of net interest income. Additionally, high levels of inflation reduce the market value of the Bank’s debt instruments, while increasing the market risk. Another impact of inflation is its effect on the real interest rate. When the inflation rate is higher than the nominal interest rate, negative real interest rates discourage savings, and increase uncertainty and risk in the loan market and the stock market.

Although high levels of inflation in 2022 increased interest rates and generated a rise in the cost of funds, the Bank’s net interest margin was not adversely affected because of the increase in the loan portfolio rate due to its repricing and higher loan disbursements. Despite the increase in interest rates reducing the market value of the Bank´s debt instruments, the overall results were positive due to the action plan implemented to reduce the portfolio´s duration and the impact of the increase on the exchange rate in the forex portfolio.

It should be noted that the challenge of the inflationary context that Colombia is experiencing is such that the 12-month increase in consumer prices (by CPI) closed 2022 at 13.12%, the maximum record since March 1999. Initially, in the second quarter of 2021 the acceleration of inflation was the result of problems on national roads that complicated the logistics of food distribution and caused production losses that pushed up food prices. Then, there was a sharp increase in the costs of key imported agro-inputs in the second half of 2021 and the conflict in Ukraine put additional pressures, as Russia is one of the main fertilizer producers in the world. With this, food prices continued to grow at an increasing rate until the middle of 2022 and, after that first food-focused inflationary shock, a strong recovery in demand in the economy, a logistics chain hit by lockdowns in China, the increase in the prices of many other commodities and the devaluation of the Colombian peso led to a broader-based inflation across all groups of goods and services, beyond just food.

The Bank is subject to market risk and its income from its proprietary trading activities is highly volatile.

The Bank is directly and indirectly affected by changes in market conditions. Market risk, or the risk of losses in positions arising from movements in market prices, is inherent in the products and instruments associated with our operations, including securities, bonds, proprietary trading in assets and liabilities and derivatives, among others. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, and changes in the implied volatility of interest rates and foreign currency exchange rates, among others.

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

The Bank’s debt portfolio is primarily composed of sovereign debt securities. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt, in particular risk associated with securities issued or guaranteed by the Colombian Government. As of December 31, 2022, the Bank’s total debt instruments represented 7.76% of its total assets, and 25.79% of these securities were issued or guaranteed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt portfolio and consequently the Bank’s results of operations and financial position.

In addition, during the last year, the sovereign risk associated with the securities issued or guaranteed by the Colombian, Panama and El Salvador Governments have increased. Colombia, Panama and El Salvador 5-year credit default swap, credit derivative contracts that enable investors to swap credit risk on a company, a country or another entity, showed an important increase during 2022 due to the rising fiscal deficits in emerging markets and political uncertainty in Colombia. The securities issued or guaranteed by the governments of Colombia, Panama and El Salvador represented 25.79%, 5.45% and 9.58% of the Bank’s total debt instruments, as of December 31, 2022, and a significant decline in the value of these securities could affect the Bank’s debt instruments portfolio.

The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.

Non- traditional sources of credit risk can arise from, among other things: investing in securities, entering into derivative contracts under which counterparties have obligations to make payments to the Bank, executing securities, or currency trades from the Bank’s proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or system failures by clearing agents, exchanges, clearing houses or other financial intermediaries. A significant increase in exposure to any of these non-traditional risks, or a significant decline in the credit quality or the insolvency of any of the counterparties, could materially and adversely affect the Bank’s results of operations and financial position.

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

The Bank is subject to cyber-security risks.

Bancolombia uses the acronym CIA, which stands for confidentiality, integrity, and availability and represents the components of its information security system. The Bank aims to protect these components by managing the risks of data loss, identity theft, reputational damage, and legal liability. The materialization of these risks could lead to data recovery costs, loss of customers, monetary fines, and the possible shutdown of services by regulators. For this reason, the Bank’s cybersecurity risk assessment includes providers, new hybrid working models (remote and hybrid working for employees), cloud infrastructure, and agile development, among other factors.

The Bank works alongside multiple vendors, using third-party software, developing products, and relying on their systems. These external vendors provide new services and technologies, such as Blockchain, Banking as a Service and AI, however they also introduce significant risks to the company’s information security. Reliance on third-party business partners could spread malware through the products and services across the supply chain. For instance, a ransomware attack can cause costly disruptions to operations and the permanent loss of critical information, leading to the loss of clients and the costs of new infrastructure. Additionally, IT personnel managing Blockchain infrastructure could exploit security vulnerabilities in the process of exchanging crypto assets, and manipulate data, thereby causing financial loss.

Bancolombia also faces the risk of cybercriminals who exploit new vulnerabilities in software before vendors release a fix for such software. These attacks, known as zero-day attacks, are occurring more frequently and represent a threat to the organization due to the exposure of services on the internet.

The constantly changing environment that the organization must adapt to, as well as ongoing digital transformations, have boosted agile methodologies in different processes, thereby adding business value. Notwithstanding this, the Bank continues to face the challenge of early and continuous identification and mitigation of risks related to the availability of such services. These risks can generate negative impacts on service availability that could damage the reputation of the organization, as well as result in monetary losses and sanctions.

Similarly, new remote and hybrid work models increase the cybersecurity risk of data manipulation and unauthorized access to sensitive information. The main reason for this is that working remotely involves new challenges in managing remote software updates and controlling backdoors that could generate data breaches. The use of home devices and unprotected networks for business purposes leaves employees and the organization open to email phishing, social engineering and the use of vulnerable applications. As a result, the remote workforce represents an increased risk of insider cybersecurity risk resulting from malicious behavior or negligence. For example, unauthorized disclosures of sensitive data (whether intentional or not) can result in financial penalties and lawsuits.

The adoption of emerging technologies will be paramount for the strategic growth of the organization. However, these technologies can impact the organization from a reputational and legal perspective, as well as in terms of the quality of services. Therefore, cyber risks associated with these technologies, require greater effort in the way the organization manages and faces these threats. The bank is committed to the early detection, prioritization, and closure of vulnerabilities, as well as the implementation of holistic processes that contribute to the identification and management of cyber risk factors, creating a resilient culture to protect against cyber threats and increase customer trust in the bank.

For further information see “ITEM 4. Information on the Company – B. Business Overview – B.9. Cybersecurity framework”.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.

We test for impairment, at least annually, the goodwill that we have recognized with respect to the financial positions of our operating segments. Our impairment test in respect of the assets recognized as of December 31, 2022, indicated that our goodwill balances are not impaired. The impairment test requires that we make assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of the goodwill associated with each operating segment and on estimates of the carrying amounts of the operating segments to which the goodwill relates. Additionally, the impairment test requires that we analyze the macroeconomic and political environment of the geographies in which each cash-generating unit (“CGUs”) is located. If the actual results in future periods deviate from the earnings and other assumptions on which our impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in expense charges.

The downgrade of El Salvador's sovereign rating, the weakening of public institutions, the concentration of power in the presidency and the adoption of Bitcoin as legal tender, added additional uncertainty to the goodwill impairment test in respect of Banagrícola S.A. Accordingly, in connection with the evaluation of economic budgets, forecasts and other assumptions commonly used to determine the recoverable value of goodwill, the Bank considered various macroeconomic circumstances and ran multiple weighted scenarios for assessing the expected future cash flows for that CGU, taking into consideration the macroeconomic and political environment of El Salvador. However, depending on the evolution of this situation and the uncertainty thereof, there could be an adverse impact on goodwill in future years.

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

The heightened risks arise from three fundamental sources:

1.	Data deficiencies in both availability and quality.
2.	Methodological errors in the design of the model such as volatility in the estimates, inadequate simplifications or approximations, erroneous hypotheses, bias identification/fixing and incorrect design.
3.	The inappropriate use of the model which may include the application outside of its intended use, implementation errors, lack of updating or recalibration.

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

While the Paris Climate Protection Agreement and the United Nations’ 2030 Agenda for Sustainable Development are not industry-specific, other initiatives are contemplated that specifically involve financial services, challenging the Bank’s strategies to incorporate ESG factors.

There is also an increasing focus on topics such as climate change, social inequality, and corporate misconduct, which is generating rapid changes in market sentiment and could have adverse impacts on the Bank’s financial condition and results of operations.

The number of investors demanding sustainable products has been increasing significantly around the world. This focus on ESG factors is influencing the reputational and business success of financial institutions in the countries where the Bank operates.

In recent years social inequities have intensified due to the lack of access to opportunities and the meeting of basic needs, generating gaps in equity, diversity, and inclusion and exacerbating the risk of increasing polarization and resentment within societies resulting in both peaceful and non-peaceful demonstrations against institutions.

In terms of corporate misconduct, in recent years the importance of good governance practices has been highlighted, associated with the evaluation and supervision of non-financial and emerging risks, to comprehensively manage risks, identifying, monitoring, and controlling their impacts.

Finally, among the ESG issues, climate change is a critical concern, it exposes the Bank to physical and transition risks, which impact or exacerbate other typical risks, such as credit, market, liquidity, operational, and reputational risk.

The Bank is vulnerable to financial risks related to the consequences of climate change through physical impacts arising from the increase in the frequency and severity of climate events such as droughts, storms, floods and heatwaves as well as events that cause gradual deterioration such as changes in precipitation levels and rising sea levels. Such events and long-term shifts may damage, destroy or otherwise impact the value or productivity of the Bank’s properties and other assets, including the Bank’s branches, data centers and operations; reduce the availability of insurance; and/or disrupt the Bank’s operations and other activities through prolonged outages. It may also have a significant impact on our customers, which could amplify credit risk by diminishing borrowers’ repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains and distribution networks. This has the potential to lead to reputational risk for products or services or clients that may damage the environment. Environmental risks can also have an impact on the value of the guarantees and properties received in settlement of payment in case they are affected by contaminated soils that might require investment in environmental decontamination processes and payment of environmental fines or sanctions resulting in losses for the Bank.

In relation to climate risk (physical and transition) regarding clients, the Bank has begun with a scenario analysis and financial projection in prioritized carbon-intensive sectors, in order to determine the impact on the expected credit loss (ECL) model and its probability of default (PD).

In addition, the Bank is exposed to the risks that arise from the transition towards a carbon neutral economy. These risks may result from changes in policies; laws and regulations; technologies; and/or market preferences to address climate change. Such changes could materially and adversely impact our business, results of operations, financial condition and our reputation, in addition to having a similar impact on our customers. Banking regulators and supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, the Bank faces regulatory risk of increasing focus on our resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

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

In August 2022, Colombia shifted to a new government with a political agenda that could affect the financial sector and have impact on capital-intensive industries. Additionally, post-pandemic social and economic difficulties, and the increasing tendency to improve financial consumer protection standards among legislators, regulators and higher courts, could result in additional operational costs and a reduction in the Bank´s income.

The government, through Decree 1533 of 2022, adopted the Basel Committee’s international standard on Large Exposures (LEX), which from 2025, will modify the current rules of legal lending limits and establish a 25% exposure limit of Tier 1 Capital with respect to the same counterparty of economic groups or connected counterparties. Stress testing has been carried out to evaluate how these new limits might affect corporate clients. No material impact has been observed to date. In addition, the Colombian government is considering a new regulatory proposal which would introduce criteria for the purposes of defining a ‘counterparty’ in the context of banking institutions.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.

In prior years, the regulators of the jurisdictions in which the Bank operates have considered various legislative and/or regulatory initiatives regarding interest rates and banking fees. Although most of such initiatives have not been adopted in the past, there may be renewed attempts to impose restrictions on interest rates or banking fees in the future. If we are prohibited or otherwise limited (including by limits with respect to pricing) from continuing to charge our clients for certain products or services, including specified types of transactions, or from imposing charges for products or services that might be introduced in the future, our results of operations and financial condition could be adversely affected.

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB, as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, IFRS-IC). Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations. Such changes may also affect our regulatory capital and financial ratios. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, that could be expected to impact our reported results, financial position and regulatory capital in the next few years. For further information about developments in financial accounting and reporting standards, see Note 2.F to the Consolidated Financial Statements, Significant Accounting Policies, recently issued accounting pronouncements.

The Bank faces risks relating to regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data.

The Bank must comply with laws and regulations related to, among other things, anti-competitive practices, merger control unfair competition provisions, personal data protection and consumer protection. While today responsibility for compliance is covered by different divisions of the Bank that work as an integrated compliance framework, the Bank is in the process of implementing a special unit for overseeing and ensuring regulatory compliance in general. To ensure compliance for personal data law, the Bank has developed a comprehensive data protection program.

The risk of non-compliance or non-fulfillment of these laws and regulations may result in significant sanctions.

The Bank may not be able to prevent all risks associated with regulatory compliance or detect all instances of non-compliance with the regulations described above. Any failure by the Bank to detect and prevent the practices in a timely manner could damage the Bank’s reputation and cause it to incur substantial fines and penalties which could adversely affect the Bank’s results of operations and financial position.

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

The Bank is subject to laws and regulations that prohibit corrupt payments to public officials and other forms of corruption, including the U.S. Foreign Corrupt Practices Act and Colombian regulations on transnational bribery, domestic bribery and others forms of corruption. The Bank has anti-corruption policies and procedures, aimed at preventing, detecting and responding to acts of corruption potentially committed by our directors, employees, suppliers and other relevant constituencies. These include anti-corruption policy, training and reporting channels such as the Ethics Line, monitoring, internal investigations, and sanctions. While this system is designed to prevent and detect corrupt behavior, it does not completely eliminate the risk that the Bank´s directors, employees, suppliers and other relevant counterparts may engage in corrupt practices.

If the Bank fails to fully comply with applicable laws and regulations, it may face fines, penalties or other liabilities including restrictions on its ability to conduct business. In addition, the Bank’s business and reputation could suffer if it is not able to prevent and detect money laundering, terrorism financing, corruption, or other illegal practices.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, Panama, El Salvador, Guatemala, and the other jurisdictions where the Bank operates. These banking authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions on which the Bank can extend credit. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines or other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).

Bancolombia and most of its subsidiaries are considered foreign financial institutions (“FFIs”) under the Foreign Account Tax Compliance Act of 2010 (“FATCA”) (see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries”). Additionally, Bancolombia and some of its subsidiaries are subject to the reporting obligations derived from the convention and agreement that implement the Common Reporting Standard (“CRS”) approved by the OECD.

Given the size and the scope of the Bank’s international operations, we have taken measures and implemented procedures aimed at complying with FATCA and CRS.

However, if the Bank cannot satisfy the requirements thereunder, certain payments to Bancolombia or its Subsidiaries may be subject to withholding under FATCA or other penalties that tax authorities may impose according to domestic regulations. The possibility of such withholding or penalties and the need for accountholders and investors to provide certain information may discourage some customers or potential customers from banking with us, thereby adversely affecting our results of operations and financial condition. In addition, compliance with the provisions of the intergovernmental agreements (“IGA”), particular agreements entered into with the IRS, the international conventions signed for the exchange of information under CRS, and the laws or any other regulations enforced in the relevant jurisdictions may increase our compliance costs. Legislation and regulations implementing FATCA and CRS in some of the countries in which the Bank operates remain under development, and the reporting dates vary depending on the jurisdiction.

The tax haven regulation in the countries where the Bank operates could adversely affect its business and financial results.

As a result of the tax haven regulation incorporated in Colombia and El Salvador, the Bank’s clients who are residents in these territories could be subject to (i) higher withholding tax rates on interest and dividends, primarily derived from investments in the securities market (ii) non-deductible payments made to residents or entities located in tax havens unless the required tax amount has been withheld (iii) requests for additional information or increased disclosure requirements for transactions with related companies by tax authorities, (any of which could have a negative impact on Bancolombia’s business and financial results) and (iv) increased probability of tax audits.

The Bank is subject to operational risks and losses.

The Bank is exposed to operational risk, including the risk of fraud by employees or third parties, human error, technological failures that affect the availability of financial services or appropriate processing, authorization and registration of transactions and operations that may result in sanctions and fines from regulators. The financial sector is particularly vulnerable to different forms of fraud, due to the ease of monetization and the conversion of proceeds of fraud into cash, including through new technological applications used by customers. The products and services that involve transfers or withdrawals of cash are constantly affected by new fraud schemes.

The Bank has an extensive network of third-party providers necessary for the provision of financial services. The failure or inability of financial service providers to adequately manage risks may negatively affect the Bank’s operations by increasing costs or compromising the confidentiality of information, the quality of services, or the continuity of products or certain operations critical to the success of the business.

As our client-base continues to grow, there is increased pressure on the technological systems developed to manage such growth. For example, the offering of services through digital channels and the introduction of new business models derived from Banking as a Service (BaaS)), assist in managing the rapid growth in customers. However, these services also create pressure on the technological systems, as there is an increased possibility of technical errors, obsolescence, and imbalance between the speed of growth and the needs of the business.

Due to the nature of financial activities and their reliance on systems for the processing, authorization and registration of operations, the Bank may experience interruptions and technological failures in the operations that affect the availability and quality of products and channels to customers, in both live and digital scenarios.

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

The Bank is subject to increasing competition which may adversely affect the results of its operations.

The Bank operates in a highly competitive environment and management expects increasing competition in the jurisdictions where the Bank operates.

Intensified merger activity in the financial services industry has produced larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. Also, the emergence of new financial technologies (known as “FinTech”), unregulated financial intermediaries (known as “shadow banking”) and the recent enactment of regulations aimed at enabling non-Colombian residents (other than individuals) to offer loans in COP, may increase competition for the Bank.

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

Finally, the Bank’s efforts to offer new services and products might not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

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

From January 2022, the Bank began to offer products indexed to the SOFR rate and determined not to offer new products indexed to the LIBOR rate.

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

The increase in digital interconnectedness has increased the spread and distribution of digital content across social media networks. References to the Bank increased by over 11% in 2022 compared to 2021. The Bank was mentioned in mediums such as, texts messages, photos, audio, and videos. Some of these references to the Bank were used with the intent to, among other purposes, commit fraud. The spread and distribution of digital content in 2022 is 220% higher than it was in 2019, prepandemic. Managing the risk of digital misinformation remains challenging as the spread and distribution of digital content will not return to pre-COVID times.

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

The Bank is subject to operational and strategic risks associated with new services on digital platforms such as Banking as a Service (BaaS) and Open Banking.

The financial services industry is undergoing massive digital disruption due to market expectations, which include new digital services and changes in regulation and business models allowing third-party alliances. The development of new services on digital platforms creates challenges in risk management which may generate economic and reputational impacts.

Among the strategic risks are the non-traditional new competitors and their ability to gain traction in the new services and digital platforms during initial development. Other risks arising from this evolution are the occurrence of fraud, failures in processes, legal compliance and data protection due to the increasing initiatives related to services on digital platforms in which data, processes, and business functionalities are made available in an ecosystem of banks, customers, and third parties.

Risks Relating to the Preferred Shares and the ADSs.

Preemptive rights may not be available to holders of American Depositary Receipts (“ADRs”) evidencing ADSs.

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement thereunder is available. The Bank is obligated to file a registration statement or find a corresponding exemption only if it determines to extend the rights to holders of the ADRs. Although it is not obligated to do so, the Bank intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time before it makes a decision as to whether to file a registration statement. Accordingly, the Bank may in some cases decide not to file a registration statement.

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

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, and in particular during 2022, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Because a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact our results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of our ADSs as well as the market price and liquidity of ADSs.

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

ADRs do not have the same tax treatment as other equity investments in Colombia. ADRs represent Bancolombia’s preferred shares and are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the applicable law in Colombia to equity investments, in particular, those relating to dividends and profits from sale, do not apply to ADRs, including the Bank’s ADRs.

Notwithstanding the above, the tax regime applicable to ADRs may change, considering that the Colombian tax regime has undergone several changes in recent years.

For more information, see “Item 10. Additional Information. – E. Taxation – Colombia Taxation”.

ITEM 4           INFORMATION ON THE COMPANY

A.                   HISTORY AND DEVELOPMENT OF THE COMPANY

Bancolombia S.A is one of the biggest Colombian financial institutions, with presence in other countries such as Panama, El Salvador, Puerto Rico, Guatemala, and the United States, providing a wide range of financial products and services to a diversified individual, corporate, and government customer base throughout Colombia, Latin America and the Caribbean region.

Bancolombia is a stock company (“sociedad anónima”) domiciled in Medellin, Colombia and operates under Colombian laws and regulations. Bancolombia was incorporated in Colombia in 1945, and is incorporated until December 8, 2044. In May 2007, Bancolombia Panama acquired Banagrícola. In October 2013, Bancolombia acquired Banistmo, and Bancolombia Panama acquired a 40% interest in Grupo Agromercantil. On December 30, 2015, Bancolombia Panama acquired an additional 20% interest in Grupo Agromercantil, and acquired the remaining 40% interest on September 29, 2020.

Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Securities Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 Bancolombia’s common shares have been traded on the Colombian Securities Exchange under the symbol “BCOLOMBIA”. See “Item 9. The Offer and Listing”.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (57)601 488-5950. The Bank’s website is: https://www.grupobancolombia.com.

The Bank’s agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.The SEC maintains a website that contains reports and other information regarding registrants. All the SEC filings made electronically by registrants including Bancolombia can be accessed at www.sec.gov.

RECENT DEVELOPMENTS

Acquisition of additional interest in the “FONDO INMOBILIARIO COLOMBIA” (Real Estate Fund)

On August 22, 2022, Bancolombia entered into an agreement with PSPIB COLCONDOR S.A.S. for the acquisition of an additional interest of 30.40% of the outstanding participation units in Fondo de Capital Privado Fondo Inmobiliario Colombia FIC, a real estate fund. As a result of the acquisition, Bancolombia became the owner of the 80.32% of the total units in Fondo Inmobiliario Colombia, which is one of the largest real estate funds in Colombia.

Authorization from the Financial Superintendency of Colombia to form NEQUI S.A Financial Company

On July, 2022, the SFC authorized the establishment of Nequi S.A. Financial Company. The new company was incorporated in September 2022 and is wholly owned by Grupo Bancolombia, but will operate as an independent entity from Bancolombia S.A., once the SFC authorizes its operation. In order to obtain the referred operating license, it has been stablished, since 2022, a Project Management Office which purpose is to fulfill the SFC requirements regarding technology, processes, policies, among others.  Those requirements are part of the scope that includes Anti-money laundering policies, risk management, accounting and tax policies, information security and cybersecurity, and compliance programs in general. Once the previous conditions are met, Nequi will apply for the operating license, which is estimated on the second half of year 2023.

Nequi is Grupo Bancolombia’s digital platform, which provides financial services to its clients through different channels, among which is the Nequi application (Nequi App). This application offers a service experience that enables agile mobilization of resources, adapted to the client needs. It allows persons to open a savings account from their mobile phones, mobilize and manage their resources, and make transactions by accessing different services offered in the application by Nequi itself or third-party allies. As part of the process, the next step will be obtaining the operating license that will enable Nequi to operate as a 100% digital financing company.

Commencement of operations as Broker-Dealer and Registered Investment Advisor in the United States

On August 10, 2022, Bancolombia started the operations of its subsidiaries in the State of Florida, Bancolombia Capital LLC and Bancolombia Capital Advisers LLC, as broker-dealer and registered investment adviser, respectively. The products and services that these entities offer are performing transactions on different types of capital markets assets, derivatives and foreign exchange, as well as portfolio management on a discretionary or non-discretionary basis, among others.

PUBLIC TAKEOVER OFFERS

In 2022, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank with respect to other companies’ shares.

CAPITAL ACQUISITIONS AND DIVESTITURES

During 2022, total capital expenditures amounted to COP 402.7 billion. Such investments were mainly focused on fixed assets driven by investments in distribution channels (COP 122.9 billion), and on strategic projects related to digital transformation and technology (COP 102.8 billion).

In 2023, the Bank expects to invest approximately COP 469.9 billion mainly focused on the investment in fixed assets, and on the evolution and transformation of products, channels, technological infrastructure, and cybersecurity, as part of the Bank´s strategic projects. These figures represent only an estimate and may change because of the continuing assessment by the Bank of its project portfolio. No assurance can be given that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

It is possible that in the medium-term capital expenditures associated with fixed assets and technology will show a slower growth. Mainly explained by the current trend of remote work and because of the evolution of the hiring models with technology providers. The first decreases the investment in buildings and administrative headquarters, and the second evolves towards a hiring modality of services such as software which includes not only the use of licenses but also updates, maintenance, support and charging for use. The above does not necessarily represent a decrease in investments.

The following table summarizes the Bank’s principal capital acquisitions and divestitures of interests in other companies, for the years ending December 31, 2022, 2021 and 2020:

		For the year ended December 31,
Capital acquisitions(1)	Type of investment	2022	2021	2020		Total
		In millions of COP
FCP Fondo Inmobiliario Colombia	Subsidiary	816,081	-	-		816,081
P.A Mercurio	Subsidiary	249,492	-	-		249,492
Nequi S.A.	Subsidiary	150,000	-	-		150,000
P.A. Flor Morado Plaza	Subsidiary	140,000	-	-		140,000
Fideicomiso Lote B6 Ciudad del Río	Subsidiary	66,150	-	-		66,150
P.A. FAI Calle 77	Subsidiary	62,041	-	-		62,041
Protección S.A.	Associate	61,728	-	-		61,728
Compañía de Financiamiento Tuya S.A.	Joint venture	55,000	24,500	37,002		116,502
P.A. El Bosque	Associate	40,231	-	-		40,231
Sistema de Inversiones y Negocios S.A.	Subsidiary	27,109	-	-		27,109
P.A. El Otoño	Associate	23,926	-	-		23,926
P.A. Laurel	Joint venture	22,927	-	-		22,927
P.A Nomad Salitre	Subsidiary	21,560	-	-		21,560
Wompi S.A.S (before Vlipco S.A.S.)	Subsidiary	20,706	9,974	-		30,680
Wenia Ltd.	Subsidiary	9,620	-	-		9,620
Bancolombia Capital Holdings USA LLC	Subsidiary	7,916	5,705	-		13,621
Servicios de Identidad Digital S.A.S.	Associate	7,267	4,539	5,333		17,139
P.A. Florencia Ferrara	Subsidiary	6,933	-	-		6,933
Ecosistemas Digitales S.A.S.	Joint venture	5,149	1,565	4,542		11,256
P.A Mirador de la Ciénaga	Associate	1,965	1,329	-		3,294
P.A Muverang	Joint venture	1,750	2,220	2,034		6,004
VILIV S.A.S. (In liquidation)	Joint venture	1,498	4,050	1,609		7,157
Agricapital S.A.S.	Associate	322	1,254	-		1,576
P.A La Felicidad	Associate	-	2,414	12,027		14,441
P.A Madrid II	Associate	-	1,954	7,166		9,120
Grupo Agromercantil Holding S.A.	Subsidiary	-	-	1,117,680	(2)	1,117,680
P.A Boreal	Associate	-	-	9,716		9,716
Servicios Financieros S.A. de C.V.	Associate	-	-	2,300		2,300
Reintegra S.A.S.	Associate	-	-	1,612		1,612
Others		62,207	27,901	35,538		125,646
Total acquisitions		1,861,578	87,405	1,236,559		3,185,542
(1)	The amounts in this table correspond to the consideration paid as a result of the acquisition of each investment.
(2)	The amount of USD 289,145 thousand has been converted at the rate of COP 3,865.47 per USD 1,00, which is the Representative Market Rate calculated on September 30, 2020, as reported by the SFC.

		As of December 31,
Capital divestitures(1)	Type of investment	2022	2021	2020	Total
		In millions of COP
Proteccion S.A.(2)	Associate	161,529	-	-	161,529
Residual Rights	Financial instrument	16,056	122,988	54,724	193,768
P.A Viva Malls	Associate	14,361	13,279	-	27,640
Valores Simesa S.A.	Subsidiary	-	1,130	-	1,130
P.A Boreal	Associate	452	3,300	-	3,752
International Ejecutiva de Aviación S.A.S.	Associate	-	1,148	-	1,148
P.A Distrito Vera	Associate	-	749	-	749
Cementos Argos S.A.	Financial instrument	-	-	21,920	21,920
Grupo de Inversiones Suramericana S.A.	Financial instrument	-	-	12,615	12,615
Others		13,269	48,241	35,127	96,637
Total divestitures		205,667	190,835	124,386	520,888
(1)	The amounts in this table correspond to the consideration received as a result of the sale of each investment.
(2)	On December 05, 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., to comply with the authorized investment regime.

B.                BUSINESS OVERVIEW

B.1       GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full-service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 29 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate, Guatemala’s fifth-largest bank, Panama’s second-largest bank and off-shore banking subsidiaries in Panama and Puerto Rico, in each case measured by amount of gross loans.

Bancolombia and its subsidiaries offer the following products and services, however not all are offered in each country where the bank operates.

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

Financing: The Bank offers its customers a wide range of credit alternatives which include trade financing, loans funded by domestic development banks, working capital loans, mortgage, credit cards, personal loans, vehicle loans, payroll loans and overdrafts, among others.

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

Trading: The bank offers an APP and an-internet-based trading platform, available for retail and institutional clients, which allows them to buy/sell securities in the Colombian Securities Exchange.

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

Bancassurance and Insurance: Bancolombia distributes diverse insurance products (Life, health, agriculture, pets, debtors, and homeowner's insurance) written by Seguros Generales Suramericana S.A and Seguros de Vida Suramericana S.A, two of the main insurance companies in Colombia. In addition, the Bank offers unemployment and theft insurance written by Cardif Colombia Seguros Generales S.A. company with more than 10 years of experience in Colombia.

Investment Banking: The Bank, through its subsidiary Banca de Inversión, offers a wide variety of value-added services, including structuring of leverage finance (project finance, acquisitions, and large corporate loans), loan syndication, debt and equity capital markets, principal investments (in alternative assets), M&A, hedging strategy advisory, restructurings, across all economic sectors, with coverage in Colombia and Central America.

Trust and Fiduciary Services: The Bank, through its subsidiary Fiduciaria Bancolombia offers a broad and diversified portfolio of services for companies and individuals, meeting their needs with tailored services. These services include managing escrow accounts, multiple investment funds, and real estate funds.

Sustainable finance: Special credit lines designed to support our customers involved in making a positive impact on the environment and society. This includes, a sustainable credit line, for projects that promote the use of clean technologies, renewable energies, energy efficiency, clean fuels, and reduction of waste and emissions. This also includes Sustainable/ESG credit lines for certified sustainable businesses, a gender-focused sustainable credit line, and a retail banking sustainable credit line.

Ecosystems: Instead of focusing exclusively on banking services, Bancolombia seeks to offer a wide range of financial and non-financial solutions, which impact close to nine million clients. Therefore, Ecosystems are comprehensive solutions leveraged by technology, designed to achieve the evolution of our value proposition. In the long run, Ecosystems will eventually gather and articulate every other customer-centric Bank´s solutions. Moreover, the Bank obtains a competitive advantage by being involved in and supporting all aspects of its clients’ lives, using data transactions to understand the customer’s life stages and the business processes of the companies.

Nequi (Digital): Nequi is a 100% digital platform that operates independently from Bancolombia’s brand and aims to address real financial needs of today's clients with a wide range of possibilities enabled by technology. Nequi is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Bancolombia’s branch network. Nequi offers saving accounts, a digital debit card, PayPal integration, nano-loans and third-party non-financial services, like utilities, entertainment and transportation among others, to over 14.8 million users in Colombia and over 173 thousand in Panama.

Nequi’s business will be separated from the Bank. The separation is expected to take place in 2023, subject to the timeframe to be determined with the SFC, and is intended to be achieved through the establishment of a financing company (“Compañía de Financiamiento”). This process will involve the following two stages: (i) formation of the financing company, consisting of the incorporation upon registration of the public deed of incorporation (which has been completed according to the authorization granted by SFC) and operational authorization procedure before the SFC (in process); and (ii) once the operational authorization is obtained, the assignment of assets, and contracts corresponding to Nequi’s business from the Bank to the newly incorporated financing company. Although Nequi provides financial services, other strategies are being developed in integrated experiences through alliances with third parties.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and innovate in its product portfolio. Below is a brief description of the new products and services introduced in 2022:

Bancolombia Capital LLC and Bancolombia Capital Advisers LLC: Provides services as a broker-dealer and as an investment advisor, respectively, in the United States.

New Fund Renta Alternativo Global: Bancolombia launched an alternative assets fund, which invests in infrastructure, real estate and credit assets. The fund also invests globally and allows our clients to have some periodic exit periods. Morgan Stanley is an advisor for the investment process and is a manager with extensive experience in this area.

Bancolombia Pay: In 2022, the Bank launched the digital wallet as a service through application programming interfaces (API). This service includes two main functionalities; it allows customers to synchronize their Bancolombia savings account with a third-party´s digital wallet and then allows the making of one-click payments within the third-party’s platform. In October 2022, our first client completed its integration to this service, launching to the market its own digital wallet for their customers. We are currently supporting the integration process for additional clients.

Ordinary Loans in UVR: Ordinary Loans in UVR is a line of credit which was launched in June 2022 and is linked to the UVR (Real Value Unit), which is a certificated rate from Colombia´s Central Bank and reflects the costumers purchasing power based on the variation of the consumer price index. This line of credit generates a natural coverage for those corporate clients whose income is tied to inflation, since their income and credit fluctuations are based on the same variable. This type of loan has the possibility of creating flexible financial conditions appropriate to the client's cash flow.

Microcrédito + Elévate: In August 2022, we launched “Microcrédito + Elévate”, which is a financial education program offered in conjunction with the Independent Microcredit product. The purpose of this program is to support the growth of entrepreneurs, providing them with business training tools for the proper management of their businesses and credits they have with the Bank. The duration of this financial education program is six months and includes two counseling sessions per month with a personalized tutor from Elévate. The tutor evaluates the business to determine the appropriate topics and content necessary for our clients to improve their sales and strengthen their business. Once the client has successfully completed the counseling and complies with their payment obligations, Bancolombia grants the client a rate reduction on their microcredit product.

Protected-Agriculture Plan: In April 2022, we launched “Plan Agro Protegido”, which is an insurance policy for Bancolombia clients who have already completed a credit assessment for the “Finagro” or “Agrofácil” credit lines through our allies, Suramericana and HDI, which are insurance companies. This type of insurance is designed to support agricultural crops against climate disasters or natural events that cause damage to the plant or generate crop loss while interrupting production cycles.

Multifamily Rent: Multifamily for rent is a building management model where you pay rent for residential property and can request other services such as installing furniture, electrical appliances, or other additional services.

Solar Panel Rent: Agreements where a payment is made for the temporary (usually 10 to 15 years) use of the solar panel. The tenant uses the solar technology to produce or/to sell energy.

ESG Derivatives: This is a hedging product that seeks to provide a more favorable rate when negotiating interest rate swaps to clients who meet sustainable requirements, such as having a credit through our sustainable line, being a B-Corp, or having certain selected certifications. In addition to meeting the sustainability requirements, the client is assessed in terms of, for example, credit risk and must be part of certain business segments. The benefit is limited according to the availability of resources and conditions provided by certain departments of the Bank.

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

B.3            SEASONALITY OF DEPOSITS

Historically, the Bank has experienced some seasonality in its demand deposits, with lower average balances during the first months of the year and higher average balances at the end of the year. This behavior is explained primarily by the increased liquidity provided by the Central Bank and the Colombian National Treasury at year end, as economic activity tends to be higher during this period resulting in a greater number of transactions.

During 2022, the programs and measures that had been implemented by the Central Bank in response to the COVID-19 pandemic were eliminated, which led to a normalization of monetary policy characterized by interest rates hikes in order to control the increase in inflation. These interest rate hikes caused a lower preference for liquidity, which was reflected in the increase in term deposits in the last quarter of the year.

However, we do not consider the seasonality of demand deposits to have a significant impact on our business, since the excess/shortage of liquidity has been managed through the treasury portfolio.

B.4            RAW MATERIALS

The Bank is not dependent on sources or availability of raw materials.

B.5            DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales, and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), an ATM network, online and computer banking, telephone banking, mobile phone banking services, and points of sale (or “Puntos de Atención Cercano”), among others. Transactions performed through electronic channels represented more than 95.59% of all transactions in 2022, compared to 94.52% of all transactions in 2021. In addition, as of December 31, 2022, Bancolombia had a sales force of approximately 12,740 employees.

The following are the distribution channels offered by Bancolombia as of December 31, 2022

Branch Network

As of December 31, 2022, Bancolombia’s consolidated branch network consisted of 978 offices, including 583 from Bancolombia S.A., 90 from Banco Agricola, 39 from Banistmo, 157 from BAM and 109 from other subsidiaries.

	Number	Number	Number
	of	of	of
Company*	branches	branches	branches
	2022	2021	2020
Bancolombia S.A.(unconsolidated)	583	620	666
BAM (Guatemala)	157	156	154
Banco Agrícola	90	93	92
Banistmo	39	39	39
Renting Colombia	65	46	43
Leasing Bancolombia (1)	—	20	17
Valores Bancolombia	19	17	17
Financomer	4	4	8
Fiduciaria Bancolombia	7	7	7
SUFI	2	2	3
Banca de Inversión	2	2	2
Inversiones CFNS S.A.S.	2	2	2
Bancolombia Panama	1	1	1
Bancolombia S.A. Panama Branch	1	1	1
Valores Banistmo	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1
Arrendadora Financiera S.A.	1	1	1
Valores Banagricola, S.A. de C.V.	1	1	1
Transportempo S.A.S	1	1	1
Bancolombia Capital Holding LLC (Miami)	1	—	—
Total	978	1,015	1,057

*	For some subsidiaries, their central office is considered a branch.
(1)	On September 30, 2016, Leasing Bancolombia S.A. was absorbed by Bancolombia. Bancolombia, as the surviving entity, became the holder of the rights and liabilities of Leasing, and assumed responsibility for managing Leasing´s existing portfolio of products and services. Leasing Bancolombia assigned to Bancolombia the “Leasing Bancolombia” trademark, which has thereafter been used to identify a division of Bancolombia.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as retail stores open to the public, to provide financial services and transactions in locations where banks and financial institutions have limited or no presence. As of December 31, 2022, Bancolombia has a total of 32,517 banking correspondents, including 26,398 in Colombia, 573 in Panama, 4,133 in Guatemala and 1,413 in El Salvador.

Puntos de Atención Móviles “PAM”

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2022, there were a total of 531 PAMs (495 in Colombia, 7 in Panama, 11 in Guatemala and 18 in El Salvador)

Kiosks

Kiosks are located inside the Bank’s branches, malls, and other public places and are used to provide the Bank’s clients with the possibility of conducting a variety of self-service transactions. As of December 31, 2022, there were a total of 448 kiosks, 210 in El Salvador and 238 in Colombia.

Automated Teller Machines “ATMs”

Bancolombia has a total of 6.115 ATMs, including 5,051 in Colombia, 571 in El Salvador, 338 in Panama, and 155 in Guatemala.

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

Mobile Phone Banking Service

Our clients can conduct a variety of transactions using their cell phones, including fund transfers between Bancolombia accounts, account balance inquiries, QR code payments and payment of bills and invoices.

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

B.7            COMPETITION

Description of the Colombian Financial System

Overview

During the last years, the Colombian banking system has been experimenting a period of expansion, given the series of mergers and acquisitions that have taken place within the sector. In 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million. In addition, Bancolombia Panama acquired 40% of the common shares of Grupo Agromercantil for USD 217 million. Moreover, in the same year Grupo Aval acquired 100% of the Guatemalan Reformador Financial Group (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. Also, some competitors in 2013 started operations in Colombia: Itau BBA entered the market with an investment bank, as did BNP Paribas; Credicorp acquired Correval (a local brokerage firm); Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta; Banco Santander returned to the Colombian market with a bank; and the Chilean company Larrain Vial started operations with a brokerage firm.

During 2014, the entry of new entities continued as the financing company Hipotecaria, specialized in mortgage loans, which began operations in March 2014; also, in June, Corpbanca completed the acquisition of Helm Bank, keeping Corpbanca’s brand. During the same year, the bank GNB Sudameris acquired 99.9% of the capital of HSBC Colombia and started to operate under the brand GNB Colombia, while an agreement was signed to operate in Paraguay, Peru and Uruguay. In 2015, the Chilean group CorpBanca merged with the Itaú of Brazil and Bancolombia sold 50% of its shares in Tuya SA to Grupo Exito. In addition, Bancolombia also acquired an additional 20% interest in Grupo Agromercantil, bringing its interest to 60% in total.

Some banks suffered transformations during the time, an example is Serfinanza that until January was a commercial financing company and in February of that year it began to operate as the 26th bank in the financial system. Additionally, in 2020 four financing companies went through changes in their shareholdering structures: in January, Credifinanciera acquired Procredit Bank rebranding it Banco Credifinanciera; in April, Coltefinanciera acquired the rights and obligations of Multibank which ceased to act as a bank; Leasing Bancoldex merged with Arco Bancoldex in August; and Pagos Internacional was acquired by Banco W in November. Additionally, in 2021 Lulo Bank began to operate as the first digital bank, and in December 2021 BTG Pactual changed from an insurance brokerage to begin to operate as the 28th Bank in the financial system. Finally, in 2022 Banco Unión, before called “Giros y Finanzas”, went to be a commercial financing company to operate as the 29th Bank in the financial system.

As of December 31, 2022, according to the SFC, the main participants in the Colombian financial system were 29 commercial banks (18 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 16 financing companies. In addition, trust companies, cooperatives, insurance companies, insurance brokerage and securities intermediaries, special state-owned institutions, and severance payments and pension funds also participate in the Colombian financial system.

Market and Credit Institutions’ Evolution in 2022

In 2015, Colombian financial institutions began reporting their consolidated financial results under IFRS framework. However, in the case of credit institutions (including banks, financial corporations, financing companies and 38 financial cooperatives), the SFC has allowed the presentation of stand-alone financial statements under Colombian Banking GAAP basis, following Decree 1851 of August 2013, which regulates the Law 1314 of 2009 concerning the technical regulatory framework for the institutions that report their financial results. Accordingly, the following information includes figures under Colombian Banking GAAP regulation, as reported by Colombian credit institutions.

Loan growth at Colombian credit institutions was 16.9% in 2022, compared to 10.3% in 2021. Commercial loans grew by 16.7% in 2022, compared to 7.8% in the previous year. Consumer loans increased 18.3% in 2022, more than the 12.8% showed in 2021. Mortgage loans increased 14.6% in 2022, more than 2021 (14.3%), and small business loans grew 14.6% in 2022 from 8.9% in 2021.

The credit institutions level of past-due loans as a percentage of the total loan portfolio, decreased from 3.93% in December 2021 to 3.67% in December 2022. In addition, the coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), ended 2022 at 159.94%, compared to 166.08% at the end of 2021.

At the end of 2022 the loans portfolio represented 63.97% of the assets, more than the previous year proportion which was 61.42%. The investments and derivatives transactions, as a percentage of total assets decreased from 22.49% at the end of 2021 to 21.15% at the end of 2022. Deposits decreased its participation in the total balance of loans from 72.13% in 2021 to 70.61% in 2022.

As of December 2022, credit institutions recorded COP 972 trillion in total assets, representing an 13.0% increase compared to previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 94.98% followed by financing companies with 1.70%, financial corporations with 2.83%, and financial cooperatives with 0.49%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 18.59% in December 2022 (including banks, financial corporations, financing companies and financial cooperatives), which is above the minimum legal requirement of 9%. With the effectiveness of Decree 1477 of 2018.

Bancolombia and its Competitors

The following table shows a comparison between the key profitability, capital adequacy and loan portfolio quality indicators for Bancolombia and its main competitors unconsolidated, based on IFRS information as applicable under Colombian regulations and published by the SFC.

					Past-due loans/		Allowances/
	ROE(1)		ROA(2)		Total loans		Past-due loans		Capital Adequacy
	Dic-22	Dic-21	Dic-22	Dic-21	Dic-22	Dic-21	Dic-22	Dic-21	Dic-22	Dic-21
Bancolombia(3)	17.9%	13.1%	2.8%	2.0%	3.2%	4.1%	192.1%	184.1%	18.3%	21.1%
Banco de Bogotá	15.0%	17.7%	2.0%	4.0%	3.7%	4.1%	168.0%	167.0%	17.0%	29.8%
Davivienda	7.9%	9.2%	0.8%	1.0%	4.8%	4.0%	128.9%	141.5%	19.9%	22.0%
BBVA	15.1%	15.7%	0.9%	1.1%	2.7%	3.1%	187.9%	190.8%	13.3%	13.8%
Banco de Occidente	10.6%	10.5%	0.9%	1.0%	3.0%	3.5%	167.9%	178.2%	12.4%	11.4%
Banco Corpbanca	1.8%	3.2%	0.2%	0.3%	3.7%	4.2%	154.6%	162.5%	15.8%	13.7%
Banco Colpatria	5.3%	6.6%	0.4%	0.5%	3.7%	3.9%	124.9%	127.7%	11.5%	12.6%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.
(2)	ROA is return on average assets
(3)	It is important to note that in 2020 Bancolombia adopted the Basel III standard for the capital adequacy. This was done in advance of the compulsory date of adoption. The main changes of the new regulation regarding the calculation of the solvency ratios cover: the inclusion of a greater portion of the shareholders equity, the risk weighted assets density, the deduction of goodwill and intangible assets, and the inclusion of operational risk, among others.

The following tables illustrate Bancolombia and its main competitor’s market share on an unconsolidated basis with respect to various key products, based on figures published by the SFC for the years 2022 and 2021:

Total Net Loans

Market Share

Total Net Loans – Market Share (%)	2022	2021
Bancolombia	26.8%	26.4%
Davivienda	16.7%	16.6%
Banco de Bogotá	11.4%	11.7%
BBVA	10.9%	10.5%
Banco de Occidente	6.5%	6.2%
Scotiabank Colpatria	5.3%	5.5%
Itaú Corpbanca	3.2%	3.8%
Others	19.2%	19.3%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts

Market Share

Checking Accounts – Market Share (%)	2022	2021
Bancolombia	27.8%	30.3%
Banco de Bogotá	19.3%	17.1%
Davivienda	11.9%	11.8%
BBVA	11.2%	11.0%
Banco de Occidente	8.2%	8.1%
Scotiabank Colpatria	2.6%	2.9%
Itaú Corpbanca	2.5%	2.8%
Others	16.5%	16.0%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits

Market Share

Time Deposits – Market Share (%)	2022	2021
Bancolombia	21.5%	18.9%
Davivienda	15.4%	14.2%
BBVA	13.8%	12.9%
Banco de Bogotá	11,8%	12,8%
Scotiabank Colpatria	6.6%	7.4%
Banco de Occidente	5.1%	4.6%
Itaú Corpbanca	3.6%	4.2%
Others	22.2%	25.0%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Saving Accounts

Market Share

Saving Accounts – Market Share (%)	2022	2021
Bancolombia	29.1%	28.3%
Davivienda	15.3%	15.2%
BBVA	10.1%	10.3%
Banco de Bogotá	10.0%	10.0%
Banco de Occidente	7.2%	6.5%
Scotiabank Colpatria	5.6%	5.9%
Itaú Corpbanca	2.1%	3.4%
Others	20.6%	20.5%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Banco Agrícola and its Competitors

In 2022, Banco Agrícola continued to lead the Salvadoran financial system and ranked first in terms of total assets, loans, deposits, stockholders’ equity and profits. The information presented in the following tables relates to Banco Agrícola and its competitors on a stand-alone basis and was prepared based on publicly available information of ABANSA (“Asociación Bancaria Salvadoreña”) prepared in accordance with El Salvador accounting standards.

The following table illustrates the market share for the main institutions of the Salvadoran financial system for the year ended December 31, 2022:

	Assets	Stockholders`Equity	Loans	Deposits	Profits
Banco Agrícola	28.7%	29.3%	27.9%	29.0%	43.6%
Cuscatlán	20.2%	19.7%	19.8%	20.6%	17.6%
Davivienda	15.5%	15.8%	16.3%	15.2%	14.8%
BAC	16.0%	15.0%	16.2%	17.2%	15.0%
Promerica	6.7%	5.4%	6.5%	6.9%	2.6%
Others	12.9%	14.9%	13.3%	11.1%	6.4%

Sources: ABANSA (Asociación Bancaria Salvadoreña)

The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the Salvadorian Banking Association (ABANSA), as of December 31, 2022 and 2021:

Total Loans

Market Share

Total Loans - Market Share (%)	2022	2021
Banco Agrícola	27.9%	27.7%
Cuscatlán	19.8%	19.9%
Davivienda	16.3%	16.9%
BAC	16.2%	16.5%
Promerica	6.5%	6.6%
Others(1)	13.3%	12.4%

(1) During 2022, Banco Azul absorbed Banco G&T Continental operations in El Salvador.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2022	2021
Banco Agrícola	21.8%	23.8%
Cuscatlán	20.9%	18.4%
Davivienda	13.0%	13.2%
BAC	26.2%	23.7%
Promerica	8.1%	7.6%
Others(1)	10.0%	13.3%

(1) During 2022, Banco Azul absorbed Banco G&T Continental operations in El Salvador.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2022	2021
Banco Agrícola	18.9%	18.6%
Cuscatlán	19.3%	20.5%
Davivienda	18.4%	17.9%
BAC	15.4%	14.6%
Promerica	8.2%	9.1%
Others(1)	19.8%	19.3%

(1) During 2022, Banco Azul absorbed Banco G&T Continental operations in El Salvador.

Saving Accounts

Market Share

Saving Account - Market Share (%)	2022	2021
Banco Agrícola	43.8%	42.6%
Cuscatlán	21.4%	21.5%
Davivienda	14.1%	13.7%
BAC	11.6%	12.0%
Promerica	4.8%	4.9%
Others(1)	4.3%	5.3%

(1) During 2022, Banco Azul absorbed Banco G&T Continental operations in El Salvador.

Banistmo and its Competitors

Banistmo, a leading company in Panama, is the second largest bank in the country with 10.0% market share by loans. The following table illustrates the market share for the main institutions of the Panamanian financial system at December 31, 2022.

	MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	8.9%	8.8%	10.0%	11.0%	3.4%
Banco General	13.8%	11.4%	13.9%	20.6%	31.7%
Global Bank	7.0%	4.9%	8.1%	7.5%	3.2%
Banesco	3.8%	2.8%	4.4%	5.6%	0.8%
BAC	8.4%	23.9%	5.9%	8.6%	29.6%
Others	58.1%	48.1%	57.7%	46.7%	31.2%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

The following tables illustrate the market share of Banistmo and its main competitors, based on figures published by the Superintendency of Banks of Panama for December 31, 2022 and 2021:

Total Loans

Market Share

Total Loans - Market Share (%)	2022	2021
Banistmo	10.0%	10.5%
Banco General	13.9%	14.7%
Global Bank	8.1%	8.5%
Banesco	4.4%	4.5%
BAC	5.9%	6.0%
Others	57.8%	55.7%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Saving Accounts

Market Share

Saving Account - Market Share (%)	2022	2021
Banistmo	12.1%	11.9%
Banco General	30.0%	29.5%
Global Bank	7.5%	7.9%
Banesco	7.1%	7.4%
BAC	3.9%	3.4%
Others	39.4%	39.9%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2022	2021
Banistmo	11.3%	10.6%
Banco General	24.4%	26.4%
Global Bank*	4.2%	3.9%
Banesco	7.6%	6.7%
BAC	10.2%	10.3%
Others	42.4%	42.1%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Time Deposits

Market Share

Time Deposits - Market Share (%)	2022	2021
Banistmo	10.4%	11.0%
Banco General	15.0%	15.9%
Global Bank*	8.6%	9.0%
Banesco	4.2%	4.3%
BAC	10.3%	10.8%
Others	51.6%	49.0%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

BAM and its Competitors

BAM is the fifth largest bank in the banking system in Guatemala measured by total assets, deposits and stockholders’ equity, and the third in terms of net loans.

As of December 31, 2022, the “Superintendencia de Bancos de Guatemala” or “SIB” has under its supervision and inspection, 17 banking entities. The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB (“Superintendencia de Bancos de Guatemala”).

The following table illustrates the market share for the main institutions of the financial system as of and for the year ended December 31, 2022:

	MARKET SHARE
	Assets	Stockholders’ Equity	Net Loans	Deposits	Profits
Banco Industrial	29.4%	23.7%	28.9%	27.9%	26.2%
Banrural	20.9%	23.0%	15.6%	22.3%	23.6%
Banco G&T Continental	13.0%	12.3%	11.2%	13.3%	12.4%
BAC-Reformador	8.9%	7.9%	11.0%	9.1%	8.0%
Banco Agromercantil	8.6%	8.2%	11.9%	8.4%	6.0%
Bantrab	7.2%	11.5%	8.0%	7.3%	9.5%
Banco Promerica	4.7%	4.4%	6.2%	4.5%	5.3%
Others*	7.3%	9.0%	7.2%	7.2%	9.0%

* Others Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.  Source: Superintendencia de Bancos de Guatemala.

The following tables illustrate the market share of BAM on a stand-alone basis and its main competitors, based on figures published by the SIB, under Guatemalan banking regulations as of December 31, 2022 and December 31, 2021:

Net Loans

Market Share

Net Loans - Market Share (%)	2022	2021
Banco Industrial	28.9%	29.7%
Banrural	15.6%	16.3%
BAC-Reformador	11.9%	11.3%
Banco Agromercantil	11.2%	11.3%
Banco G&T Continental	11.0%	11.4%
Bantrab	8.0%	7.6%
Banco Promerica	6.2%	5.5%
Others*	7.2%	6.9%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2022	2021
Banco Industrial	33.2%	31.3%
Banrural	23.5%	22.6%
Banco G&T Continental	13.1%	15.0%
BAC-Reformador	12.2%	11.5%
Banco Agromercantil	6.3%	6.4%
Banco Promerica	2.9%	2.9%
Bantrab	1.9%	1.3%
Others*	6.9%	9.0%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.

Source: Superintendencia de Bancos de Guatemala.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2022	2021
Banco Industrial	25.6%	23.4%
Banrural	16.5%	19.3%
Bantrab	13.5%	14.3%
Banco G&T Continental	10.3%	8.2%
BAC-Reformador	8.8%	10.1%
Banco Agromercantil	8.5%	8.5%
Banco Promerica	7.9%	7.9%
Others*	8.9%	8.3%

* Others. Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp.Source: Superintendencia de Bancos de Guatemala.

Saving Accounts

Market Share

Saving Accounts - Market Share (%)	2022	2021
Banrural	29.1%	30.2%
Banco Industrial	23.7%	22.5%
Banco G&T Continental	19.9%	20.2%
Banco Agromercantil	8.5%	9.1%
Bantrab	6.2%	5.6%
BAC-Reformador	5.4%	5.5%
Banco Promerica	1.9%	2.0%
Others*	5.3%	4.9%

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

The SIC is the authority responsible anti-trust and data protection matters and has jurisdiction over the Bank.

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

Pursuant to the financial conglomerates regime, Grupo de Inversiones Suramericana S.A. has significant influence and, therefore, is the financial holding company of Bancolombia only for the purposes of the financial conglomerates framework. These new regulations require Grupo de Inversiones Suramericana S.A. to: (i) continue strengthening the Bank’s Corporate Governance System as a Financial Conglomerate; (ii) review the risk management and capital adequacy models; and (iii) strengthen the internal control and information reporting systems of the companies that make up the conglomerate under this framework. The SFC has authority to implement applicable regulations and, accordingly, from time-to-time issues administrative resolutions and circulars.

Key interest rates

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (“interés bancario corriente”), certified and calculated by the SFC as the average rate of interest ordinarily charged by banks for loans made during a specified period. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2022, the banking interest rate for small business loans was 36.95% and for all other loans was 27.64%.

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

The government, through Decree 1533 of 2022, adopted the Basel Committee’s international standard on Large Exposures (LEX), which from 2025, will modify the current rules of legal lending limits and establish a 25% exposure limit of Tier 1 Capital with respect to the same counterparty of economic groups or connected counterparties.

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

Through Circular 018 of 2021, the SFC issued the regulatory framework for the Comprehensive Risk Management System (“Sistema Integral de Administración de Riesgos”, or “SIAR”), which will be effective as of June 1, 2023, except for certain provisions related to risk data aggregation and reporting, which will be effective as of December 31, 2023, at the latest. These provisions require financial entities to have a global vision of the risks to which they are exposed, since it integrates the management of credit, market, operational, liquidity, counterparty, guarantee, insurance and country risks. Thus, in compliance with this regulation, on December 22, 2022, the Bank's internal SIAR implementation plan was sent to the SFC.

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

Following international best practices to better manage adverse movements in interest rates, External Circular 025 of 2022 recently incorporated (within the SIAR), includes requirements related to interest rate risk in the banking book (IRRBB). To adequately manage the present or future risk on capital and earnings, the CE takes into account the Economic Value of Equity (EV) affected by possible changes in the value of assets/liabilities and the Net Interest Margin (NIM), affected by possible changes in income/expenses.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993; the External Circular 029 of 2014 issued by the SFC; and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows the FATF’s recommendations. In 2022, the SFC introduced new requirements for financial entities and their risk management systems for Anti-Money Laundering/Combating the Financing of Terrorism (AML/CFT) – in Colombia referred to as the “Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo” (“SARLAFT”). The new SARLAFT requirements include due diligence on ultimate beneficial owners and politically exposed persons; countermeasures to circumstances that involve high-risk countries; information requirements in international and domestic transactions; supervision in correspondent activities; enhancement of technology tools and digital use of potential customer's identity, among others.

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

Consumer Protection

Law 1328 of 2009 establishes a set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. This law also gives foreign banks more flexibility to operate in Colombia through “branches”. Following its adoption, credit institutions are allowed to operate leasing businesses and banks were allowed to extend loans to third parties so that borrowers could acquire control of other companies.

Pursuant to External Circular 023 of 2021 issued by the SFC, Smartsupervision technology was implemented to provide a mechanism for the detailed monitoring of petitions, complaints or claims (“Peticiones, Quejas & Reclamos” or “PQR”). This mechanism, provided by the SFC, allows financial consumers to submit petitions, complaints or claims and for them to be answered in due time and in the appropriate manner.

Regulatory Framework for Subsidiaries that are Non-Participants in the Financial Sector

All Bancolombia’s Colombian subsidiaries that do not provide financial services are governed by the laws and regulations embodied in the Colombian Civil Code and the Colombian Commercial Code as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by such subsidiaries.

International regulations applicable to Bancolombia and its subsidiaries

FATCA

FATCA, a U.S. federal tax law enacted in 2010, imposes a 30% withholding tax on “withholdable payments” made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some cases, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, “U.S. accountholders”) to the IRS.

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

Panama has also enacted a series of laws in order to prevent, detect and punish money-laundering activities. In Panama, anti-money laundering requirements are primarily regulated by (i) Executive Decree No. 136 of June 9, 1995, which created a Financial Analysis Unit (“UAF”) for the Prevention of Money Laundering, and (ii) Law No. 23 of April 27, 2015 (as amended, “Law 23”), regulated by the Executive Decree No. 35 of September 6, 2022 (which modified the Executive Decree No. 363 of August 13, 2015), which adopts measures to prevent money laundering, the financing of terrorism and the financing of the proliferation of weapons of mass destruction. Law 23 also establishes guidelines for combating money laundering and terrorist financing, the faculties of the Financial Analysis Unit (“UAF”) for the Prevention of Money Laundering and Financing of Terrorism, and the creation of a prevention manual to mitigate risks by regulated entities.

Law 23 requires banks and trust corporations, among other financial institutions, to perform their operations with due diligence and due care conducive to preventing said operations, to be performed with funds, or over funds, generated from activities related to money laundering.

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

The main objectives of Decree 592 are to maintain stability in the Salvadorian financial system, to guarantee efficiency, transparency, security and solidity within the system, and to bring all its members in compliance with this law, and other applicable laws and regulations, all in accordance with best international practices.

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

According to the Central Reserve Bank regulations, the reserve requirements for Salvadorian banks as of December 31, 2022 are:

Ordinary Reserve Requirements
%
Checking accounts	16%
Saving accounts	14.5%
Time deposits	11.5%
Borrowings from foreign banks	3%
Long-term debt(1)	5%- 15%
Checking accounts	16%
(1)	15% for long-term debt with maturity above one year and 15% for long-term debt with maturity less than one year. Investment Certificates with maturity equal or more than 5 years with mortgage guarantee, are not obliged to have reserves.

* Transitional regime. Beginning from October 2022, it will change progressively.

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

This Law also provides for the creation of investment fund managers who are responsible for performing all actions, contracts, and operations necessary for the administration and operation of investment funds.

In 2016, the Central Bank enacted Technical Standards (“Normas Técnicas”) to apply this Law. Such technical standards include standards regarding permitted transactions by the investment funds, and standards related to the disclosure of information, among other things.

Financial Inclusion Law

This law was enacted by the Salvadorian congress in September 2015 and aims to promote financial inclusion and competition in the Salvadorian financial system, as well as to reduce costs for users and customers. These goals are achieved by authorizing the issuance and circulation of electronic money and the use of the “Simplified Account”, an account that does not require customers to have a tax ID and allows limited balances and transactions.

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

On June 14 2022, amendments to the Financial Inclusion Law were approved. These amendments modify the requirements of the Simplified Account, creating; (a) Simplified Account with up to 3 minimum wages, and (b) Simplified Account with 3 to 6 basic monthly wages. Accounts can be opened with no minimum amount and by anyone from the age of 16. The Salvadorian Central Bank enacted certain Technical Standards, “Normas Técnicas”, to apply the amendments to the Financial Inclusion Law, including limits applying to transactions and balances, as well as other regulations.

In El Salvador, the labor law define the existence of a minimum labor payment for people, calculated basic per hour, basic per day and basic per month. The value of said payment (wage) is decided and reviewed at least every two years by the National Minimum Wage Council. Currently the basic monthly wages

On October 10 2022, the amendments to the technical standards to carry out operations and provide services through physical, digital and mobile banking correspondents, and administrators of banking correspondents (NASF-11) entered into force. These amendments have enabled banking services, to be offered in locations where banks and financial institutions have limited or no presence, through the use of technology.

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

The, law applies to commercial activities generally, e-commerce included, but also has specific regulations that apply to financial services providers, especially regarding obligations and prohibitions, as well as setting limits for the amounts of bank fees and surcharges, and contract requirements.

The Salvadorian Central Bank has enacted certain Technical Standards “Normas Técnicas” in order to apply this law.

Bitcoin Law

On June 8, 2021, the Congress of the Republic of El Salvador enacted Legislative Decree 57 with the purpose of regulating Bitcoin as legal tender in any type of transaction carried out in El Salvador (“Bitcoin Law”). The Bitcoin Law has been in force since September 7, 2021.

Pursuant to the Bitcoin Law, the Central Reserve Bank, with the Registry of Suppliers of Bitcoin Services, must register any supplier of bitcoin services (such as custody services, exchange services, payment processors or wallets services), prior to starting operations in El Salvador. In order to obtain that registration, the supplier must comply with all mandatory requirements, including the filing of a form, all corporate documents, and the establishment of Anti-Money Laundering programs, cybersecurity programs, policies and procedures to safeguard clients’ assets with a high degree of care.

Other regulations related to the implementation of Bitcoin as legal tender that have been issued are the NRP-29 Technical Standards to facilitate the participation of financial entities in the Bitcoin ecosystem, and the guidelines for the authorization of the operation of the technological platforms for Bitcoin and Dollar services. The Central Reserve Bank approved both of these regulations on September 7 2021.

The institutions subject to such technical standards are banks, cooperative banks, savings and credit entities, and electronic money suppliers. The purpose of NRP-29 is to regulate the services provided by these institutions to their clients, regardless of whether such services are offered directly or through a supplier of bitcoin services. The purpose of the guidelines is to establish the applicable provisions for the authorization of the Bitcoin and Dollar services, that the regulated subjects wish to provide to their clients.

Cybersecurity

On August 23, 2021, the Central Reserve Bank issued the temporary technical standards on cybersecurity measures and customer identification in digital channels (NPBT-06), which was amended in August, September and November of 2021. This standard was in force for 180 days and has now expired. Subsequently, the Technical Regulations on Cybersecurity Measures in Digital Channels (NRP-32) entered into force on March 8, 2022, and was amended on December 2022. The main purpose of this standard is to regulate the cybersecurity measures of financial entities, including the information, financial products and services that financial entities provide to their clients through digital channels is collected, processed, transmitted and stored. The supervisory body has been responsible for monitoring this standard during 2022.

The Technical Standards for Information Security Management (NRP-23) have been in force since July 1, 2020. The purpose of this standard is to establish the minimum criteria for information security management and cybersecurity according to the nature, size, and risk profile of entities, as well as the volume of their operations and international best practices.

Enforcement matters

On June 7, 2022, entered into force, the new standard of the Financial Investigation Unit (FIU) of the Attorney General of the Republic, for the Prevention, Detection and Control of Money Laundering and Assets, Funding of Terrorism and Funding of the Proliferation of Weapons of Mass Destruction. This standard brought about substantial changes to the processes of receiving and monitoring cash transactions in branches, particularly in terms of the level of detail required in relation to the identity of the people carrying out the operations, as well as in the issuance of reports and monitoring of international transactions.

The Technical Standards for Money and Asset Laundering Risk Management, Funding of Terrorism and Funding of the Proliferation of Weapons of Mass Destruction (NRP-36) were issued by the Salvadorian Central Bank issued on September 23, 2022 and entered into force on October 10, 2022. The main objective of this standard is to ensure consistency between the regulatory obligations contained in the standard and the provisions of the new FIU Instructions. The standard provides guidelines for managing the threat of money and asset laundering, the financing of terrorism and the financing of weapons of mass destruction. It also provides instructions on how to detect unusual operations and how to report operations related to these risks.

Pension System

On December 20, 2022, the Congress approved three new laws; the Integrated Pension System Law, the Special Law for the creation of the Pension Institute, and the Special Act for the issuance of certificates of pension obligations and the dissolution of the pension obligation trust.

The Integrated Pension System Law maintains a personal pension account, in which every person has a saving account (personal pension account) containing the mandatory savings deposited during their labor years; system administered by private entities (Pension Fund Administrators) and maintains mandatory mechanisms for pension savings to ensure that the Government meets its pension obligations.

The Special Law for the creation of the Pension Institute creates a Salvadoran Institute of Pensions as an autonomous institution and which will become the official entity for supervision and control of the Pension System.

Financial recovery regulations

On May 3 2022, the Technical Standards for the preparation of financial recovery plans entered into force. The purpose of the standard is to require financial entities to prepare financial recovery plan and define its minimum content, the recovery plan should contain: responsible for its preparation, financial stress scenarios, quantitative indicators, prompt implementation processes, communication plan with authorities and the public, identification of critical functions, relevance of the plan from risk management. The Technical Standards set out the manner in which financial institutions must prepare, apply for approval, and implement their recovery plans, as well as the scenarios that may affect their financial, economic and legal situation. The Bank has prepared a draft financial recovery plan, which has been submitted to the SFC for approval.

Financial Regulation in Guatemala

Decree No. 16-2002, Guatemalan Central Bank Law (“Ley Organica del Banco de Guatemala”), sets forth the scope of the activities of Banco de Guatemala in its capacity as Central Bank of the country. The Decree establishes Banco de Guatemala’s fundamental purpose, which involves contributing to the creation and maintenance of the most favorable conditions for the development of the national economy. This includes facilitating the monetary, foreign exchange and credit conditions that promote stability in general prices.

Pursuant to Decree No. 16-2002, Banco de Guatemala´s main objectives are: (i) being the sole issuer of the national currency, (ii) ensuring the effective functioning of the national payments system, (iii) ensuring an adequate liquidity level in the banking system, (iv) receive in deposit the bank reserves and legal deposits referred to in the law, and (v) managing international reserves.

Decree No. 16-2002 also regulates the activities of the Monetary Board as governing body of the Banco de Guatemala financial system. Pursuant to Decree No. 16-2002, the Monetary Board has roles with respect to the Guatemalan financial system, including to: (i) determine and assess the monetary, currency exchange and credit policies of the country; (ii) ensure liquidity and solvency of the national banking system; (iii) regulate aspects related to bank reserves and legal deposits; (iv) regulate the Banking Clearing House Chamber; (v) authorize the investment policy of international monetary reserves; and (vi) establish the minimum reserves required in order to strengthen the Banco de Guatemala´s net worth; (vii) issue regulations regarding the financial system and financial activities, and; (viii) review provisions or standards submitted for consideration by the Superintendency of Banks or by Banco de Guatemala for approval, among others.

The Superintendency of Banks is created and regulated by Decree No. 18-2002 Bank Supervision Law (“Ley de Supervisión Financiera”). The Decree establishes the scope of the Superintendency´s regulatory and supervisory activities within the financial system. Thus, the Superintendency of Banks is in charge of the supervision of entities such as the Banco de Guatemala, banks, financial corporations, credit institutions, bond entities, insurance entities, warehouse deposit companies, currency exchange offices, financial groups and holding companies of financial groups, and other entities.

Decree No. 19-2002, the Banks and Financial Groups’ Law (“Ley de Bancos y Grupos Financieros”) regulates the creation, organization, merger, activities, operations, functioning, suspension of operations and winding-up of banks and financial institutions, as well as the establishment and closure of branches and representative offices of foreign banks in Guatemala.

This Decree also states that the members of the Board of Directors and General Managers of the banks and financial institutions will be civilly, administratively and criminally liable for the performance of their duties and will therefore be unlimitedly liable with their personal assets with respect to fines, damages and other monetary sanctions, Directors and General Managers are subject to potentially unlimited personal liability.

Decree No. 19-2002 allows financial institutions to form financial groups or conglomerates under the common control of a holding entity or to designate one of the group's financial entities as their holding company. To form such conglomerates of financial groups, it is necessary for the financial group to have a bank. Identification as a financial group does not imply that the financial group becomes a separate legal entity. Rather, the purpose of such identification is to enable the Superintendency of Banks to carry out its supervisory tasks on a consolidated basis.

Other regulations in Guatemala

Decree No. 94-2000, the Law on Free Trading in Foreign Currency (Ley de Libre Negociación de Divisas), permits and regulates the use, transfer and payment in foreign currency, as well as the use of accounts and deposits in foreign currency within the Guatemalan financial system. Corporations and other entities wishing to offer securities denominated in foreign currency must obtain prior authorization from the Monetary Board.

Decree No. 67-2001, the Law against the Laundering of Money or Other Assets (Ley Contra el Lavado de Dinero u Otros Activos), and Governmental Agreement No. 118-2002, Regulations to the Law against the Laundering of Money or Other Assets (Reglamento de la Ley Contra el Lavado de Dinero u Otros Activos), were promulgated for the purpose of preventing, controlling, monitoring and punishing the laundering of money or other assets derived from the commission of any crime, as well as:  These regulations created the Financial Intelligence Unit within the Superintendency of Banks under the name of Special Verification Inspectorate (IVE), which is responsible for ensuring the purpose and compliance with this law.

Resolution JM-180-2002, which is the Regulation of operations that can be carried out among the companies of the Financial Group (Reglamento de operaciones que pueden efectuar entre sí las empresas del Grupo Financiero), regulates the financial operations and / or provision of services that may be carried out among the companies of the financial group, in accordance with the provisions of the Banks and Financial Groups’ Law.

Resolution JM-117-2009, which is the Regulation for the Management of Liquidity Risk (Reglamento para la Administración del Riesgo de Liuidez), has the purpose of establishing the minimum aspects that must be observed by banks, financial companies and offshore entities, for the management of liquidity risk, for liquidity risk management strategy that incorporates the credit profile of the institution, with prudential policies and processes that identify, quantify, monitor and control this risk and be able to manage liquidity on a day-to-day basis, as well as contingency plans to deal with liquidity problems.

Resolution JM-104-2021, which is the Regulation for the Management of Technological Risk (Reglamento para la Administración de Riesgo Tecnológico), aims to establish the minimum guidelines that banks and other financial entities must comply with to manage technological risk. The relevant aspects brought by the new regulation include: i) regulating the obligations that financial institutions have when contracting services that process and/or store information with third parties, ii) ordering matters related to the alternate computer center, establishing that it must be in a geographical location different from the main computer center, iii) establishing the requirements to obtain authorization to process and/or store information outside the national territory, among which is to obtain the legal opinion of a lawyer of the jurisdiction where the information will be processed and/or stored, and iv) indicating the minimum aspects that must contain the backups of the information of the IT infrastructure, Information system and database.

Decree 8-2022, the Insolvency Law (Ley de Insolvencia), creates a legal framework that allows individuals and legal entities who have not been able to pay their debts to reorganize financially, administratively and operationally, without losing their assets and renegotiate their debts, in order to generate income that allows them to pay said debts. One of the important modifications with this rule is that it centralizes the payment of all civil, commercial, tax and labor debts, which the debtor has with or without guarantee through the bankruptcy judicial process.

Decree 27-2022, Law of Preferential Interest to Facilitate Access to Social Housing (Ley de Interés Preferencial para Facilitar el Acceso a la Vivienda Social), regulates a mechanism where the State partially subsidizes the interest rate that customers must pay for mortgage loans on the purchase of a first home in decent conditions, promoting access to housing to the population with limited resources. It is important to note that banks and entities authorized to grant credits, will collect the subsidy, applying the corresponding discount in their monthly income tax return or payment of other taxes caused, therefore the State will not make any disbursement for the subsidy to financial institutions, transferring the burden to the banks for the collection of the same.

Resolution JM-93-2005, which is the Regulation for Credit Risk Management (Reglamento para la Gestión del Riesgo de Crédito), regulates the aspects that must be observed by banks, offshore entities and companies of a financial group that grant financing, such as the minimum information of applicants and financing debtors, and the valuation of credit assets.

Resolution JM-47-2022, which will be the new Regulation for Credit Risk Management (Reglamento para la Administración del Riesgo de Crédito), has among its main objectives is to issue new regulation for the following aspects: (i) management of reserves or specific and dynamic provisions; (ii) measurement with model of expected loss given non-compliance ("PDI"); and (iii) provide a new segmentation of credit assets such as consumer loans, mortgage loans for housing, productive loans and business loans. It is important to note that financial institutions will have a prudent period for the necessary adaptation with respect to the new standard, starting its validity on January 1, 2024, and they must carry out the pertinent actions and developments before the expiration of the term granted, likewise, this resolution will replace the one mentioned in the previous paragraph.

B.9        CYBERSECURITY FRAMEWORK

As cybersecurity incidents in the financial industry increase exponentially in frequency and impact, affecting the organization’s reputation, banks must deploy defenses to discourage attacker´s plans. Materialization of cybersecurity risks may result in the unauthorized access to confidential information, technological breaches of the infrastructure of the Bank with the aim of stealing information, fraud due to exploitation of vulnerabilities and the interruption of the Bank's services.

The Bank's internal policies define cybersecurity risk as the possibility of an economic or non-economic loss arising from a violation of the confidentiality, integrity, and availability of the information that the Bank processes. However, the Bank does not have control over or manage our customer desktops, laptops or other devices, therefore, any occurrence of a cyber risk in those systems cannot be attributed to the Bank, unless at least one of the following events occurs: (i) intentional interruption of the Bank's informational and technological infrastructure, excluding technological or operative failures; (ii) successful unauthorized access to information or to a system; or (iii) unauthorized change in the Bank's hardware, firmware, or software. Bancolombia implemented a strategy designed to protect and maintain the operations of the company's business processes, mitigating the security risks to which the organization was exposed by these new conditions, including those related to the interruption, exposure, leak, or damage to the integrity of critical business information, as well as the lack of availability of resources and customer service.

This strategy includes the implementation of a documented management process, designed to oversee cybersecurity and information security, providing a framework that manage the information’s risks according to the objectives, strategies, regulations, and industry best practices. The framework used to manage cybersecurity risks is designed under practices of international frameworks and standards issued by the National Institute of Standards and Technology (NIST) in NIST SP 800-30 and NIST Cybersecurity Framework, the International Organization for Standardization (ISO) in ISO/IEC-27032, as well as the definitions established by the Bank. The cybersecurity and information security division of the Bank is responsible for cybersecurity risk management, a function performed together with the business, technology, risk, and internal audit teams. The team considers the nature of the financial business, its risk appetite, customer needs, business strategy and the environment of the financial industry. The framework seeks to ensure that the risks are identified, measured, controlled, monitored and considers the international and regional best practices and regulations. The cyber-security risk management system is designed as a three line of defense model, distinguishing between three groups involved in effective risk management: (i) a first line of defense, which is responsible for identification, evaluate, control and mitigation of the risk (ii) a second line of defense that establishes the risk management framework to provide timely information that supports upper management in their decision making process, and (iii) a third line of defense that supports regulatory compliance, the strengthening of good practices in information security and the independent supervision of the of the implementation of the first two lines of defense.

The Bank's senior management is committed to cybersecurity risk management, through a clear strategy which includes the allocation of human, technical and financial resources and a clear definition and disclosure of responsibilities regarding to cybersecurity.

The Bank's senior management has established a cybersecurity and information security committee which is responsible for approving and promoting the most important policies, standards, strategies and projects, and making decisions about associated controls, periodically evaluating the strategic and tactical plans of compliance, the review, approval and prioritization of the initiatives or decisions as well as the prioritization of the use of the allocated budget. This Committee is formed by eight vice presidents of the following functions: Bancolombia's Corporate Services, Banistmo's Corporate Services, BAM’s Corporate Services, Banco Agrícola's Corporate Services, Bancolombia's Clients and Employees Services, Bancolombia's Corporate Human Resources, Bancolombia's Corporate Risk and Nequi´s Corporate Services.

The Risk Corporate Vice Presidency is responsible of defining the methodology, procedures and tools for cybersecurity related risks management and the management policies which is approved by the Board of Directors, ensuring that an appropriate cybersecurity risk management process is maintained and keeping the Board of Directors informed of its effectiveness according to the approved guidelines and methodologies; and analyzing periodically the reports that are submitted by the senior management on cybersecurity risk exposure, exposures substantial changes, tolerance level compliance and mitigation and management measures adopted by the Bank. Through the Risk Committee and also the Audit Committee, in which members of the Board of Directors participate, members receive regular reports on cybersecurity and information security relevant issues, the level of compliance with the approved policies and procedures for cybersecurity risk management, as well as relating to the causes of any breaches and the measures adopted to address the gaps identified by the Cybersecurity and Information Security Committee, to consider any corrective actions required. In addition, the Board of Directors has a member with background in IT and training in cyber-security and information security issues who is a member of the Audit Committee.

The new reality that the pandemic let us such as hybrid working models (a combination of remote and on-site work) plus the accelerated digital transformation, the increasing adoption of cloud solutions and cryptocurrency in some countries like El Salvador, have brought additional challenges with new threats and increased the probability that the existing ones could occur. In this new environment, the security perimeter extends to employees, outsourced staff and third parties outside the organization, working from any device from anywhere in the world and accessing the organization's information and services. Some of the practices to keep the organization safe in the new environment were: enabling secure schemes for remote work with multiple authentication factors, third party security strategy, identification and protection of critical assets, risk management of our assets and those of third parties, the strengthening of access control and identity management, secure application development, and securing the technological infrastructure, business operations and human resources. Likewise, the practices adopted by the Bank include the deployment of controls and strategies for data loss prevention, information lifecycle management, actions to mitigate phishing, smishing and identity theft, protection of emails and collaborative tools, and the adjustment of rules regarding safe browsing. Threat hunting, and threat intelligence, the use of penetration tests and management of vulnerabilities, event monitoring, business resilience including the response and recovery of capabilities or services affected in a cyberattack, and cloud security are also part of the practices implemented in the organization. In 2022 the Bank deployed a new endpoint detection and response (XDR) solution and a better secure web gateway solution, buying next generation solutions from the market leaders and Gartner’s top rated solutions, that enhanced the capability of protection, visibility, pre-execution analysis, cloud sandboxing and user endpoint behavior analytics (UEBA), protecting against malware and advanced threats. Additionally, we increased and improved the different capabilities of prevention and detection of cyber threats in browsing (proxy with better capabilities), threat analysis, information security (DLP- Data Lost Prevention on workstations, lockdown, email exchange with third parties, database monitoring), identity management, and increased capabilities in the Bug Bounty program (paid rewards for enhancement or vulnerabilities).

In 2022 the Bank had a specific interdisciplinary project team with staff from cybersecurity, procurement and risk divisions, dedicated to strengthen third party security, including identification and classification of the information assets that Bancolombia exchanges with its most critical third parties, security assessment to third parties, security scorecards made to their public websites, requiring external auditors reports on the operational effectiveness of key suppliers' controls over one or more of the following security principles: availability, integrity and confidentiality. In this initiative, the processes for continuous review of the security status of third parties were defined throughout their life cycle: before contracting, during the term of the contract and at the end of the contractual relationship. An updated inventory is being developed and maintained, compliance with the controls required for its protection is being evaluated, and the cybersecurity and information security risks that are being identified, assessed and treated. In addition, our cybersecurity teams work on educate, support, and equip our employees and third parties with the knowledge and the tools to prevent, mitigate, and report cyber-attacks and incidents, and keep the Bank and customer’s data protected.

As every year, during 2022 a series of awareness and training activities were carried out for all our employees and a large number of third parties, in some cases with the support of experts in the field. There is a mandatory annual cybersecurity and information security virtual course that was approved by 99.5% of the Group's employees. In 2022, Bancolombia invested USD 35.9 million in activities related to preventive, detective, and corrective efforts for cybersecurity management, including: insurance policies, human resources costs, security solutions licensing and the administration and maintenance of cybersecurity controls for the Bank. Additionally, cybersecurity and information security reports are generated periodically for the review by the members of Bancolombia´s Board of Directors, where the status of cybersecurity and information security is reported. In 2022 there was a significant increase (compared with 2021) in phishing attacks on our clients in which the Bank identified and dismantled 17.184 fraudulent sites. In 2022 and as of the date of this Annual Report, the Bank has not faced a cyber-attack with a material impact on its business or customers that materially affected the Bank in an economic or non-economic manner, in accordance with the definition and criteria defined by the Bank for that purpose. Therefore, there were no costs associated with its remediation or consequences. However, we can give no assurance that the previously described measures, initiatives, and procedures will be 100% effective in preventing or mitigating potential future attacks or threats to our technology infrastructure. Any new threat or omission by the Bank to detect, mitigate or prevent cyber-security risk in a timely manner could result in a negative impact on the Bank's results of operations and financial position, or in problems with information, including data related to customers being lost, compromised, or delivered to the Bank's customers with delays or errors.

For the year 2023, work will continue on the following focuses: strengthening the cybersecurity of the entire ecosystem of Grupo Bancolombia companies in all its geographies, reducing the surface area exposed to advanced threats, renewing the SOC (Security Operation Center) at the corporate level, evolving the secure development practices, implementation of automation of access processes, continue strengthening the comprehensive management of cyber risk in third parties and the effects that the SEC regulation proposal of March 2022 could have.

B.10        COVID-19 CONSIDERATIONS

Since the beginning of March 2020, the outbreak of COVID-19 has impacted the Bank’s operations, customers, suppliers, and employees. COVID-19 and the resulting government, public health authority and other reactions to it, affected the Bank’s Colombian and Central American operations. However, the impact of the pandemic has been decreasing in the countries where the Bank operates beginning in 2021 and continuing throughout 2022.

In Colombia, the Debtor Support Program (DPS) was in force until August 31, 2021. Since then, the impact of COVID-19 has significantly declined across all segments (such as retail, SMEs, and corporate), and economic recovery began in 2021 and continued into 2022. During 2022, the Bank continued to individually monitor and respond to client’s needs through measures such as extending the maturity date on loans, and granting deferrals and grace periods. Similar measures were taken by the Bank in its operations in Central America. As of December 2022, there were no material credit reliefs or structured solutions related to COVID-19 in either the Colombian or in Central American operations.

For more information on the impact of COVID-19 on the Bank, refer to Item 3.D. Risk Factors – “Our financial results may be negatively affected by macroeconomic and other challenges and uncertainties related to the COVID-19 pandemic”.

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

Leading indexes worldwide constantly monitor the performance of companies in environmental, social, economic, and corporate governance terms. Bancolombia is included in many of these indexes, encouraging the implementation of ESG practices.

In Bancolombia we understand ESG as environmental, social and governance issues that are relevant for the company to endure over time, balancing risks, opportunities and efficiencies that arise from this concept. With respect to environmental issues, the report includes our climate change strategy, decarbonization strategy and eco-efficiency strategy.   In the social aspects there are issues of financial inclusion, gender, human rights and Talent and culture strategies, and in the economic and governance issues there are the issues of Board of Directors Governance, tax strategy, codes of ethics and conduct and sustainable business strategy.

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

Regarding regulation of ESG matters, in Colombia, the Government issued Decree 151 of 2021, which reformed the information disclosure regime by securities issuers, such as the Bank, providing a two-year transition period for its implementation.  Furthermore, the SFC issued at the end of 2021 the External Circular 031requiring, no later than 2024, the disclosure of information related to ESG matters from a financial materiality perspective. Likewise, on March 21, 2022, the SEC proposed rules that would require registrants, including foreign private issuers, such as the Bank, to include climate-related information in registration statements and annual reports. This proposal, which is modeled in part on the recommendations of the TCFD and upon the GHG Protocol, would require disclosure of climate-related risks, greenhouse gas emissions and climate-related financial metrics. The Bank is currently analyzing the potential impacts and reviewing the potential disclosure roadmap to be followed in response to these new and upcoming regulations.

According to our analysis, these regulatory actions will take some time to be implemented within the bank due to the great effort in terms of traceability in the systems to be aligned with local and international taxonomies, the training of the teams and the additional capabilities that will be required within the bank.

Climate Change: As a field in constant evolution, climate occupies a top position in our broader environmental agenda, and we recognize that managing climate-related risks and opportunities is vital to the long-term sustainability of the Bank. For this reason, Bancolombia became one of the founding banks of the Net Zero Banking Alliance. This is an industry-led Alliance, hosted by the United Nations Environment Program Finance Initiative (UNEP FI) and co-launched by the Financial Services Taskforce (FSTF). Under this alliance (NZBA), Bancolombia committed to; (1) transition all operational and attributable GHG emissions from our lending and investment portfolios to align with pathways to net-zero by mid-century, or sooner, including CO2 emissions reaching net-zero at the latest by 2050, consistent with a maximum temperature rise of 1.5°C above pre-industrial levels by 2100; (2) use decarbonization scenarios from credible and well-recognized sources; and (3) prioritize our efforts where we have, or can have, the most significant impact, i.e. the most GHG-intensive and GHG-emitting sectors within our portfolios, which are key to the transition to a net-zero carbon economy.

Regarding climate-related risk, Bancolombia has identified physical and transition risks in some critical sectors in its loan portfolio and investments that can generate potential losses for the Bank. For more information on these risks, please refer to Item 3.D. Risk Factors – “The Bank is exposed to ESG risks that could affect the Bank’s financial condition and results of operations”. On February 2021, Bancolombia launched its Climate Change Policy to support our clients in the transitioning to a low carbon economy. This policy includes the following sectors: coal extraction, coal power generation, oil extraction, livestock, cement manufacturing, iron and steel manufacturing, air transport, maritime transport, and vehicle manufacturing.

Direct and indirect emissions:

We measure and mange our scope 1, 2 and 3 emissions.

For scope 1 and scope 2, we have defined a target of reducing our emissions by 95% for 2030 against a baseline for 2019. 2022 saw a reduction of 30% of scope 1+2 emissions against 2021.

Scope 3, categories 1 and 6 (purchased goods and services, business travel) emissions increased 77% in 2022 against 2021 because of the resuming of business travel after the Covid-19 pandemic. Emissions from these activities have decreased 48% in total from baseline year 2019 until 2022.

For scope 3, category 15, Financed Emissions, in 2022 we updated our financed emissions quantification and definition of targets set for 2030 and produced our first submission to the Science Based Targets initiative (SBTi), which is expected to be reviewed and verified by SBTi in April 2023. The targets set for 2030 align with 1.5°C scenarios under SBTi and net-zero emissions by 2050.

The main contributing sectors to financed emissions, with 2021 defined as base year, are in order of highest to lowest financed emissions:

Oil & Gas, Power, Manufacturing, Livestock, Building and Infrastructure, Cement.

The cement and power sector targets have been defined using the Sectoral Decarbonization Approaches (SDA) published by SBTi. The remaining sectors have been analyzed using a Temperature Rating approach but we expect to update them as new SDA guidance and tools are released. This distribution may evolve as higher quality of data is incorporated into the analysis, e.g. emissions directly reported by clients, improved emission factors, among others.

A strategy will follow in which we will engage the main clients from the critical sectors (i.e. those that have the highest financed emissions) to define science based targets, pathways for mitigating emissions, and commit to sectoral decarbonization approaches aligned with 1.5°C scenarios.

From the investment perspective through the asset management business, Bancolombia has joined the Net Zero Asset Managers initiative by committing to align investment portfolios with carbon-neutral scenarios by 2050 and we have implemented actions to achieve our goals. We measure the CO2e emissions financed by our investment portfolio, and we defined our science-based targets, submitted for validation by Science-Based Target Initiative (SBTi).

The emissions are coming mainly from investments in Private Debt, followed by ETFs and Mutual Funds.

Bancolombia also defined a goal of financing the transition to a low carbon economy for an amount of COP 40 trillion by 2030.

We are working to engage clients and ensure an adequate transformation of their practices towards a low-carbon economy. In terms of physical risk, Bancolombia has developed assessments to quantify physical risks related to our clients and our own operation. These assessments consider the effect of physical risks on real estate guarantees, effects on loans guaranteed by trust vehicles and impacts on clients or industries affected by extreme climate events.

Disclosure of climate change risks is extremely important in our effort to be transparent with our stakeholders. For this reason, Bancolombia adopted the Task Force on Climate-related Financial Disclosures (TCFD) commitments in 2019 to meet the call for financial institutions to build a more resilient financial system through the implementation and dissemination of climate change management issues. We also disclose our climate performance through the CDP (Climate Disclosure Program) platform.

Reputational risk may result from changes in customers’ perceptions or increasing attention and scrutiny from investors and regulators on the Bank’s contribution to the transition to a low carbon economy.  The Bank has established a corporate policy for its loan portfolio related to sectors with a high impact on climate, such as coal extraction and coal power generation. The policy includes qualitative risk identification and risk mitigation measures. Some of the mitigation measures include:

●	Permanent social networks and mass media monitoring to identify alerts that may damage the trust of any of the Bank’s stakeholders.
●	A narrative which focuses on the Bank’s purpose and its ESG strategy, used to guide commercial teams in its relationship with different stakeholders and the advice they provide to affected clients through the transition process for the next 10 years.
●	Conversations with opinion leaders, editors, and journalists from the mass media, so that they understand the positive impacts on the environment and economy that will be obtained from the Bank’s transition strategy.
●	A methodology to identify and measure the ESG risks to which the organization is exposed, and which takes into account that ESG risk management requires a wide degree of implementation within the entity as most of the risks are transversal, with presence in all areas of the organization.

Physical and Transition Risks

In line with our commitment to address climate change, we have defined the methodological process for physical and transition risks management, through the identification and prioritization of economic sectors that generate high levels of greenhouse gases. The aim is to assist our clients with processes and guidelines that lead to a transition to renewable energy.  The Bank seeks to identify, using projection modeling, companies that have a positive impact on climate change and that will establish strategies for customer service and the financing of renewable energy. This methodological process also includes mechanisms for customer treatment and the definition of risk appetite.

This risk framework is intended to be applied to the physical risks to which our fixed assets are exposed (for example, branches, ATMs, buildings, etc.), with the goal of developing strategies necessary to guarantee continuity of our business, as well as the equity value of our assets.

This analysis will be integrated by different areas such as business continuity, insurance, risks and others. The Bank seeks to identify the physical risks associated with climatic events that may affect the continuity of the financial business. This involves establishing a vulnerability prioritization model related to the location of fixed assets, as well as establishing strategies and mechanisms to prevent climate risks and ensure the provision of financial services.

To effectively manage transition risks, we use projection models to carry out a stress test to determine the ability to maintain a certain level of effectiveness in unfavorable conditions and establish rating schemes, in accordance with the development of climate management processes.  The main reason for conducting a stress test is to determine the resilience of the climate risk model under unusual or unexpected macroeconomic and climatic scenarios, so that the Bank may or may not take actions to strengthen the methodologies used to measure the Bank’s material risks.

In 2022, we initiated a detailed analysis of the power generation sector with a medium and long-term focus to create a projection of how clients in this sector would be affected by physical and transition risks. With this analysis, we have elements to define our risk appetite and the development of strategies to assist the most exposed clients in achieving a satisfactory transition. To proceed with the analysis of climate risks, we need to understand how these risks affect the evaluated sector. We then determine the risk appetite, which means the amount of climate risk that the Bank is willing to accept in accordance with its strategy.

In order to effectively manage ESG risks, we are currently integrating the policies associated with socio-environmental and good governance processes to facilitate their administration, control and monitoring. This includes the integration of the Environmental and Social Risks Assessment, the Controversial Issues in Business and the Industries Sensitive to Climate Change policies. In particular, the Policy for Industries Sensitive to Climate Change, in line with the purpose of portfolio decarbonization, establishes conditions that limit the financing of activities related to coal extraction and coal-based electricity generation.

Ecoefficiency: With our operational ecoefficiency program, we seek to reduce the direct impact to the environment associated with the consumption of natural resources required for our operations through the implementation of strategies to reduce our water, energy, paper, and business travel consumption and to reduce waste generation.

We have established long term goals to align our actions and performance with worldwide standards such as the SDGs (Sustainable Development Goals). We have defined targets related to climate change for scope 1 and 2, i.e. for our direct operations. We are committed to reducing our emissions by 73 % by 2024 compared to our 2019 emissions. This target was established in accordance with SBTi - Science Base Target Initiative- methodologies.

Social Dimension

We promote financial inclusion, gender equality and investment in initiatives that reduce social gaps and improve the communities' wellness in the countries where we operate.

Since 2013, by declaring our Human Rights Policy, we made public our commitment to "respect, promote and remediate human rights" in compliance with the Universal Declaration on Human Rights, the ILO and the law of the countries where we operate. The Risk Committee supervises compliance, and all employees receive training regarding the policy.

One of our strategic goals is to develop our Culture and Talent to be competitive. We have set conditions that maximize the potential and well-being of our Talent. We also have established policies and protocols related to Diversity, Equity and Inclusion, along with training on discrimination and harassment in the workplace.

We actively measure emotional variables that allow us to monitor the success of those strategies and adjust actions according to the results based on the Employee's Voices and their daily experiences. In 2022, with a scale of 1 to 10, we obtained an engagement result of 9.29, Satisfaction of 9.34 and Recommendation of 9.61, corresponding to an employee net promoted score (ENPS) of 87.85%.

Wellness, Harmony and Employee Experience in a Hybrid World of Work:

●	We have analyzed the demographics of our employees at the corporate level concerning matters such as gender, minority status, age, position level, nature of the position, pay gap and others. The data used for these analyses were provided voluntarily and are processed following the authorizations given by their owners.

●	Our strategy contributes to the quality of life of employees, suppliers, and customers. We have established safe workplaces, benefits and wellness programs for our employees, in addition to promotional and empowering initiatives to enhance individual, familiar and communitarian healthy behaviors.

It includes the following assessments:

-	Through our Safety and Health at Work Methodology (validated by experts such as ergonomists, occupational psychologists, occupational health and safety engineers or international standards), we perform in-depth measurements to assess priority risks in our sector, such as biomechanical and psychosocial risks.
-	Through the Management Report, The Top Management follows up on Safety and Health at Work and assesses the behavior and results of the comprehensive management system. The internal audit department also monitors compliance, ensuring respect for human rights and increasing the organization's sustainability.

The Bank delivers different tools that increase the awareness of self-care and favour a balance between the employees' work and personal spaces. Such as:

-	Periodic occupational evaluations and executive medical checks.
-	Accommodations to employees with particular health conditions.
-	Programs that promote mental and cardiovascular health and activities that prevent stress and mitigate the effects of psychosocial factors.
-	Epidemiological surveillance systems monitor the main risks that impact health.
-	Investigation of incidents and implementation of remediation actions, evacuation drills and emergency prevention plans.
-	Training of the employees and promotion on issues of emergency care and generating awareness about health and Safety at work
-	Promotion of financial welfare through education and personalized advice according to the monitoring and analysis of economic indicators of employees.
-	Sport, recreational, cultural and vocational activities for employees and their families.
-	Guidance to the elderly (Senior Talent) in early retirement and retirement plans.
-	Positioning of the welfare strategy (talks and training) with a gender approach.

 Diversity, Equity, Inclusion and Human Rights:

●	We also have empowerment programs for women to help their growth within the organization so that they identify and express what they want to be Personally and Professionally. As part of this strategy, we have set targets for 2030 for the number of women represented in Top Positions.

●	We increased by 5% the participation of women in senior management, from 38% in 2021 to 42% in 2022, This result occurs mainly for 2 reasons:

-Implementation of strategies based on women's empowerment and professional development.

-Adjustment of the definition of senior management aligned to international standards

●	The Contigo (With You) support line for all employees provides psychological guidance, especially in cases of violence and discrimination.

●	Several educational strategies support gender equality and seek to train in values of zero tolerance concerning any form of discrimination, gender violence and work and sexual harassment.

●	We incorporate guidelines, protocols, training, and support services provided by highly qualified personnel to prevent this behaviour within the organization and remediate any situation.

●	In 2022, thirteen (13) cases were presented where related third parties infringed Human Rights, primarily due to inappropriate and unwanted sexual behaviour. Remedial measures were immediately implemented, including psychological first aid, legal advisory, reports to authorities and disciplinary and administrative decisions.

 Talent Attraction and Engagement:

●	Talent attraction and Employee Turnover Rate: We have processes designed to attract Talent with the skills, abilities, and attitudes required to achieve our Purpose. One of our goals is to ensure the professional development of our employees through an equitable vacancy procedure. 53% of our vacancies are filled with internal selection processes.

●	Our recruitment indicator average at the corporate level shows a natural process of talent renewal and allows us to attract new employees with innovative knowledge and new proposals. The company's total and voluntary turnover rates for 2021 were 10.1% and 5.1%, respectively, for 2022 were 11.5% and 5.7%, respectively. Various events and initiatives were carried out to strengthen our brand and position ourselves as one of the Best Companies to work for in the countries where we operate. These initiatives were also focused on retaining employees with Key knowledge and, in turn, attracting new professionals in strategic areas, such as technology, cybersecurity, design, analytics and artificial intelligence.

B Movement, our Culture Strategy:

In 2022, we encouraged "to Make a Difference," including being dynamic, collaborating and responding to uncertainty, adversity, and challenges from a place of empathy and trust. Over 2,000 leaders and 20,000 employees across four countries were part of a program to strengthen objectives focused on Purpose, Dynamism, and Well-being.

The Learning Strategy as a lever for personal and professional growth:

For us, knowledge is an asset that arises from experience, collective construction, experimentation, improvement, and interaction with others. For this reason, managing it is our priority to enhance team performance and thus mitigate the impact due to the brain drain.

We define different mechanisms that seek the democratization of  knowledge, facilitating the evolution of profiles and their enrichment through a structured, intentional and comprehensive offer of content (Schools, training maps by vice-presidencies, digital strategies, scholarships and strategic knowledge definitions) that guarantees that employees manage to develop their learning-behaviours following the skills that will be necessary for today and for the future.

In 2022 we invested more than 1 million hours in training our employees, with a value of more than USD 3,303,952. 93% of our leaders acquired new knowledge and strengthened their skills in our Leadership Institute, close to 9,000 employees took part in our schools, and 98% of employees completed their annual virtual training plan, with an average of 49 hours of training.

Key material factors in the social dimension related to our clients and the community include:

●	Through our financial inclusion initiatives, we provide free financial services for people to access savings and credit in order to become financially empowered and improve their quality of life.
●	Our inclusion platforms such as, A la mano, have brought us closer to people of different ages, socioeconomic levels and geographic regions, as deposits are managed at no cost and 100% digitally. In 2022, App A la Mano had more than 6.58 million users, 234,000 clients accessed credit for the first time and more than COP 63 trillion in resources mobilized.
●	In 2019, we signed up to the UN Women Empowerment Principles and since then, we have been using the WEPs Gender Gap Analysis Tool to assess our performance in equity and inclusion and implement plans to close the identified gaps.
●	In 2020 we published our diversity, equity and inclusion corporate policy with a commitment to create equal access to opportunities for all people to materialize the career goals, regardless of their gender, sexual orientation, age, education level, physical capabilities, ethnicity, among others, in all the countries and regions where the company operates, and in 2022 we created a DEI team which reports to the CEO and is aimed at mobilizing all leaders of the organization to apply this policy and incorporate diversity as a criterion in making decisions and designing solutions.
●	In 2020, with the aim of increasing the participation of women in leadership roles, we launched an equity policy for senior management’s selection processes. This policy seeks to ensure that in the final shortlist of candidates applying for senior management positions, there is at least one woman. This initiative has allowed us to reach 40% female representation in senior management roles. We are committed to increasing this figure through mentoring programs which encourage women to develop their skills, and network with leaders both within and outside the company.
●	In 2022, we developed virtual courses, events, webinars and other spaces for conversation about unconscious biases, masculinities and nonviolent behavior and female empowerment, aimed at raising awareness and train employees about diversity, equity and inclusion. These initiatives were made available to over 20,000 people.
●	In 2020, we set up a psychological and legal advisory support line available to all employees, called “Contigo”, which means ‘With you’. This support line comprehensively monitors cases of gender-based violence, mental health, and discrimination. In 2022, this line expanded its scope to advise people who are experiencing a gender transition.
●	In recent years, we have launched more than four different credit products for women, including the Sustainable Gender Line, for projects with a sustainability focus developed by women; Agro para Todas (“Agro for all women”), aimed at female businesses in rural areas; Microcrédito para Todas (“Microcredit for all women”), with resources to support female entrepreneurs; and the Ordinary Portfolio Line for companies led by women.
●	In 2022, to encourage female leadership and companies to implement gender equality within professional contexts, we launched a new line of credit with the benefit of an interest rate 100 basis points below the traditional ordinary portfolio line for clients certified with the Equipares seal. This line of credit is granted by the Colombian Ministry of Labor, the High Presidential Council for Gender Equality and the UNDP to companies that implement best practices in their gender equality management systems.
●	Through the Bancolombia Foundation, we have reached rural communities in Colombia's 32 departments to continue building capacities that promote growth and well-being for all. We seek to make the Colombian countryside an engine of prosperous, innovative and sustainable development for our country. Some of our programs developed in 2022 are:

Education and training for employability

-	Scholarship Program: we support the access and permanence of rural youth to higher education
-	Financial education: we develop financial skills in rural communities through a program called “Cuentas Sin Cuento” (Accounts without Story).

Rural entrepreneurship and innovation

-	We strengthened and invested in businesses that generate well-being in rural areas through the program En-Campo.
-	Through Agrosocio, a strategy developed in alliance with Agricapital, we promote a financing model with strategies aimed especially at young people and rural women.
-	Conectores de Progreso (Connectors of Progress), in alliance with Proantioquia, Fundación Nutresa and Comfama, is a platform for sustainable rural development that creates a space for public-private articulation.

We mobilize talent and resources of Bancolombia group

-	Obras por Impuestos (Works by taxes): this is an income tax payment mechanism focused on investing in the execution of public works. We began to consolidate an ecosystem of opportunities for the comprehensive development of communities in the region. The Bancolombia Foundation led the construction of a bridge and a section of the road that connects Dabeiba with the Camparrusia (territory historically affected by violence and, recently, by the winter wave).
-	We have established a volunteer program supported by a strategic philanthropy model that connects the expert knowledge of Bancolombia employees with rural communities, thereby enhancing their capacities and leveraging Bancolombia Foundation programs and projects.
-	At Bancolombia Foundation, we encourage our own and third-party investment in businesses and projects that contribute to closing the existing gaps between the countryside and the city.

Governance and Economic Dimension

Our corporate framework of principles and policies enables us to integrate ESG criteria into our business model and act sustainably. This framework is established by the Board of Directors, serving as the body responsible for defining the strategy and long-term objectives of the company. Either directly or through its Committees, the Board oversees compliance with our sustainability strategy, supervision of the measures undertaken to mitigate climate change risk, adoption of principles for responsible investment and education of employees to make them aware of these principles and implementation of policies designed to ensure compliance with applicable law in the countries where we operate.

Additionally, the Executive Committee serves as the Bank’s sustainability committee (the “Sustainability Committee”).  The Sustainability Committee analyzes the business opportunities, risks and challenges related to sustainability and discusses the progress of our ESG agenda, in alignment with the Task Force on Climate-Related Financial Disclosure.

The Bank has a sustainability division that coordinates and drives the ESG agenda following our corporate strategy and policies. This division is led by a senior manager who sits on the Sustainability Committee.

Regarding the diversity of the Board of Directors, Bancolombia seeks to promote a mix of experience, knowledge, and innovative and challenging visions, in accordance with the economic, social, and business environment. Bancolombia aims for diversity in the composition of its Board of Directors, particularly in gender and nationality. Currently, women represent 29% of our Board of Directors (2 out of 7 board members) and 29% are non-Colombian directors (2 out of 7 members). The directors’ profiles can be consulted in Item 6.A. – “Directors and Senior Management”.

Bancolombia believes that the criteria considered by the shareholders in nominating candidates to the Board of Directors must include an awareness of the need for an integrated business management which combines a commitment to sustainable business activity with the proper management of government resources. One factor to consider in this regard is the director’s professional skills. Given this, it was essential to the Board that one of the directors have a background in ESG matters.  Accordingly, since 2016 Arturo Condo Tamayo has been assigned to sustainability and cybersecurity issues.

In terms of our tax strategy, through planning, advice, and control of tax processes, the Bank complies with applicable tax regulations, optimizes tax management, and influences the business decision-making process to manage tax risk and contribute to financial performance.

We adopted tax policies approved by the Board of Directors, such as the following: Bancolombia companies must (i) comply with their obligations in accordance with the tax regulations in force in each country and ensure compliance with the laws and regulations in the countries where we operate; (ii) guarantee the payment of taxes (taxes, fees, and contributions) applying to them; (iii) strive for greater collaboration with the tax authorities for the proper development of their functions; (iv) participate in public and private knowledge debates and forums convened by unions and regulatory entities about tax issues; (v) disclose to our stakeholders, in the annual report, the amount of taxes paid; (vi) not carry out operations for abusive purposes, or engage in tax evasion; (vii) not participate in artificial tax structures, without real economic justification and business purpose, or that lack commercial substance; (viii) identify, measure, monitor and mitigate the risks associated to our tax affairs, under existing tax principles in each country where we operate; (ix) have as a premise the presentation and timely payment of tax returns; and (x) recognize the operations carried out between related parties by applying the arm’s length principle.

In line with corporate governance principles, Bancolombia has a Code of Ethics and Conduct that reflects our organizational culture based on ethical principles. This Code sets forth six behavioral traits that employees must comply with and put into practice whenever we engage with one another and with stakeholders. As part of our strategy to raise awareness about this Code, the mandatory training plan for Bancolombia’s employees includes an annual assessment of our Code of Ethics and Conduct guidelines. In addition, as part of the strategy, we are raising awareness among our commercial and administrative teams so that they increasingly incorporate the guidelines of our Code of Ethics and Conduct. Throughout the year, we also disseminate different pieces of communication discussing the specific guidelines of our Code of Ethics and Conduct.

In addition to the Good Governance Code and the Code of Ethics and Conduct, we have established the following policies to promote ethical behavior; Anti-Fraud Policy on Asset Misappropriation, Anti-Fraud Policy on Financial Reporting, Anti-Fraud Policy on Anti-Corruption, Policy of Zero Tolerance to Fraud and Policy on Contributions to Democracy and Political Activity. We also have the Integrity and Compliance Manual, which contains the framework for the Anti-Fraud Program. These documents are available to the whole organization, and some of them are published on our corporate web site for our stakeholders and the general public at: https://www.grupobancolombia.com/corporate/corporate-governance/code-ethics

As a mechanism to support the promotion of our culture, we have different reporting channels for our employees and different stakeholders, including shareholders, customers, suppliers, allies and competitors, among others, to report any fact or suspected violation of the Code of Ethics and Conduct or related policies.  We also have a phone line called the “ethics line” (“línea ética”), which is an anonymous and confidential service for employees and other stakeholders to report potential fraud, ethics violations and related issues.

We also have a point of contact through which we provide ongoing support and advice to all employees on ethical dilemmas that may arise in their work, as well as on the interpretation of our Code of Ethics and Conduct.

In addition, we have a Corporate Ethics Committee which aims to provide guidelines on ethics, conduct and integrity. The Committee also sets forth the necessary mechanisms to implement decisions under the highest internal standards of ethical conduct. The Corporate Ethics Committee is supported by local ethics committees, in each of the countries where we operate.

We also know that declaring ourselves a client-centered organization involves considerable challenges. We incorporated into our client experience quality measurement an understanding of their willingness to recommend us to third parties, using the net promoter score (NPS) methodology as the chief indicator in the group of metrics that allow us to assess the organization’s overall performance in this regard. Using this indicator allows us to understand not only our clients’ satisfaction but also their brand loyalty. This metric is measured on the standard parameters from 0 to 100%. In 2022, our NPS indicator was 72.94%.

Concerning the economic dimension, we are integrating ESG aspects into our business strategy, including Retail Banking, Wealth Management, Corporate Banking, Asset Management and Project Finance. We know that ESG has an important role in addressing sustainability challenges by facilitating the transition to a low-carbon economy and stimulating sustainable development. To that end, we have set a goal to finance COP 500 trillion before 2030 through credit and other financial services. This goal to incorporate ESG variables extends to all our business segments and includes processes of due diligence, engagement, knowledge of clients and finance through innovative products for sustainable solutions.

Some of the ESG aspects we have included in our business strategy include:

●	We developed the Sustainability credit line, which is a special financing line designed to support our customers in the development of projects that promote clean technologies, gender equality, renewable energies, efficient use of energy, clean fuels, and reduction of waste, emissions, and discharges, among other ESG-related uses of funds.
●	We finance SMEs and entrepreneurs, supporting them in their growth to increase their productivity and employment opportunities while having positive impact on the country's economy.
●	We also have been implementing a sustainable funding strategy. To date, we have issued six green or ESG-themed bonds for gross proceeds of USD 2.7 million that we have used to finance initiatives related to, among others, clean energy, sustainable construction, and cleaner production.

Regarding our approach to risks, we have adopted the Equator Principles and the Performance Standards of the World Bank and the International Finance Corporation - IFC, as standards for the identification, evaluation and management of environmental and social risks and impacts implicit in the operations and projects we finance. During 2022, 102 operations were evaluated through the Social-Environmental Risk Analysis process.

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

The ESG risk process begins with the identification and prioritization of sectors sensitive to environmental and social risks and impacts and their potential impact on natural resources, the community and the credit granted. Once these sensitive sectors have been selected, through the metrics established in the credit study process, the credit operations of clients located in these sectors are channeled so that they have an ESG risk study. This study is carried out by a team specialized in Environmental Engineering, which identifies the main risks of a productive activity or project, validates the programs and action plans prepared for the prevention, mitigation or compensation of environmental and social impacts and generates the commitments and environmental obligations that are included in credit agreements, with the purpose of carrying out due diligence in monitoring environmental obligations and best practices, in accordance with the defined conditions.

Similarly, Bancolombia has a Financing Policy on Controversial Issues that defines the activities that we are not willing to finance because of their high social and environmental impact, and the conditions for financing and investing in economic sectors with high environmental and social impact.

C.           ORGANIZATIONAL STRUCTURE

The following chart summarizes the organizational structure of Bancolombia and certain subsidiaries involved in financial or capital market activities:

This chart does not reflect intermediate holding companies or special purpose vehicles that are the direct shareholders of some of the depicted entities.

The following is a list of subsidiaries of Bancolombia as of December 31, 2022:

SUBSIDIARIES

	Jurisdiction		Shares hold Directly
Entity	of Incorporation	Business	and Indirectly 2022

Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
WOMPI S.A.S. (Antes VLIPCO S.A.S.)(1)	Colombia	Technology services provider	99.98%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
Negocios Digitales Colombia S.A.S. (Antes Pasarela Colombia S.A.S)	Colombia	Payment solutions	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia(2)	Colombia	Real estate investment fund	80.47%
P.A. Inmuebles CEM(2)	Colombia	Mercantil trust	80.47%
P.A. Calle 92 FIC-11(2)	Colombia	Mercantil trust	52.31%
P.A. FIC Edificio Corfinsura(2)	Colombia	Mercantil trust	80.47%
P.A. FIC-A5(2)	Colombia	Mercantil trust	80.47%
P.A. FIC Inmuebles(2)	Colombia	Mercantil trust	80.47%
P.A. FIC Clínica de Prado(2)	Colombia	Mercantil trust	62.00%
P. A. FIC A6(2)	Colombia	Mercantil trust	80.47%
P.A. Central Point(2)	Colombia	Mercantil trust	60.35%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(2)	Colombia	Mercantil trust	80.47%
P.A. Fideicomiso Twins Bay(2)	Colombia	Mercantil trust	80.47%
Fideicomiso Lote Av San Martín(2)	Colombia	Mercantil trust	80.47%

	Jurisdiction		Shares hold Directly
Entity	of Incorporation	Business	and Indirectly 2022

P.A. Fideicomiso Lote 30(2)	Colombia	Mercantil trust	80.47%
Fideicomiso Fondo Inmobiliario Bancolombia(2)	Colombia	Mercantil trust	80.47%
P.A. Florencia Ferrara(3)	Colombia	Mercantil trust	44.26%
P.A. Flor Morado Plaza(4)	Colombia	Mercantil trust	80.47%
Valores Simesa S.A.(5)	Colombia	Investments	66.33%
Fideicomiso Lote Distrito Vera B1B2(5)	Colombia	Mercantil trust	66.00%
Fideicomiso Lote Distrito Vera B3B4(5)	Colombia	Mercantil trust	66.00%
Fideicomiso Lote B6 Ciudad del Rio(6)	Colombia	Mercantil trust	66.00%
P.A. FAI CALLE 77(7)	Colombia	Real estate investment fund	98.00%
NOMAD SALITRE(8)	Colombia	Real estate investment fund	98.00%
P.A. FAI MERCURIO(9)	Colombia	Real estate investment fund	100.00%
Wenia S.A.S.(10)	Colombia	Technology services	100.00%
Nequi S.A. Compañía de Financiamiento(11)	Colombia	Financial services	100.00%
Bancolombia Panamá S.A.	Panama	Banking	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Holding	99.17%
Banistmo S.A.	Panama	Banking	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%
Valores Banistmo S.A.	Panama	Securities brokerage	100.00%
Banistmo Panamá Fondo de Inversión S.A.(12)	Panama	Holding	100.00%
Banistmo Capital Markets Group Inc.(12)	Panama	Real estate broker	100.00%
Anavi Investment Corporation S.A.(12)	Panama	Real estate	100.00%
Desarrollo de Oriente S.A.(12)	Panama	Real estate	100.00%
Steens Enterprises S.A.(12)	Panama	Portfolio holder	100.00%
Ordway Holdings S.A.(12)	Panama	Real estate broker	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	100.00%
Agencia de Seguros y Fianzas Agromercantil S.A.(13)	Guatemala	Insurance agency	100.00%
Asistencia y Ajustes S.A.	Guatemala	Services	100.00%
Serproba S.A.	Guatemala	Maintenance and remodelling services	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%
Conserjeria, Mantenimiento y Mensajería S.A.(13)	Guatemala	Maintenance services	100.00%
Mercom Bank Ltd.(14)	Barbados	Banking	99.68%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%
Bancolombia Cayman S.A.(15)	Cayman Islands	Banking	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%
Bancolombia Capital Holdings USA LLC	United States	Holding	100.00%
Bancolombia Capital Adviser LLC	United States	Investment advisor	100.00%
Bancolombia Capital LLC	United States	Securities brokerage	100.00%
Wenia Ltd.(16)	Bermuda	Technology services	100.00%
(1)	During 2022, the Grupo Bancolombia through its subsidiary Banca de Inversión S.A., increased its participation through the purchase of a non-controlling interest.
(2)	During 2022, Grupo Bancolombia increased its participation in FCP Fondo Inmobiliario Colombia, in order to strengthen governance and strategy decisions. For further information, see Consolidated financial statements Note 1. Reporting entity.
(3)	Company consolidated by the FCP Fondo Inmobiliario Colombia since April 2022. For further information, see Consolidated financial statement, Note 1. Reporting entity.

(4)	Company consolidated by the FCP Fondo Inmobiliario Colombia since December 2022. For further information, see Consolidated financial statements Note 1. Reporting entity.
(5)	The decrease in the shareholding is due to the repurchase of outstanding stock carried out by Valores Simesa subsidiary during 2022.
(6)	Mercantil trust consolidated by Valores Simesa since March 2022. For further information, see Consolidated financial statements Note 1. Reporting entity.
(7)	On March 1, 2022, the Parent Company was established as trustor of PA FAI Calle 77, owner of a property that will be used for rental housing. For further information, see Consolidated financial statements Note 1. Reporting entity and Note 9.3. Business combination.
(8)	On April 4, 2022, the Parent Company was appointed as trustor of 100% of the trust rights of Patrimonio Autonomo Nomad Salitre, whose main purpose is to develop a Multifamily Project. For further information, see Consolidated financial statements Note 1. Reporting entity.
(9)	On July 8, 2022, Bancolombia S.A. acquired control of Fidecomiso P.A. Mercurio, through a through a mercantile trust administration agreement. For further information, see Consolidated financial statements Note 1. Reporting entity.
(10)	Company incorporated by Wenia Ltd. on November 22, 2022. For further information, see Consolidated financial statements Note 1. Reporting entity.
(11)	On December 14, 2021, the board of directors of the Parent Company authorized the legal separation of the business of Nequi, Bancolombia Group’s digital platform that offers financial services. The Superintendencia Financiera de Colombia, with Resolution 0843 of July 6, 2022, as amended by Resolution 0955 of July 27, 2022, authorized the incorporation of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation supervised by the Superintendencia Financiera de Colombia through which Nequi will operate as a 100% digital credit establishment. For further information, see Consolidated financial statements Note 1. Reporting entity.
(12)	Investment in non-operational stage.
(13)	Companies in voluntary liquidation.
(14)	On September 30, 2021, the Mercom Bank Ltd shareholders authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank, Ltd., to Banco Agromercantil de Guatemala, S. A. or other companies of Bancolombia Group. For further information, see Consolidated financial statements Note 1. Reporting Entity.
(15)	On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Consolidated financial statements Note 1. Reporting entity.
(16)	On July 22, 2022, the Parent Company through its subsidiary Sistemas de Inversiones y Negocios S.A. SINESA, incorporated this vehicle whose purpose is to provide technology services. For further information, see Consolidated financial statements Note 1. Reporting entity.

D.        PREMISES AND EQUIPMENT

As  at December 31, 2022, the Bank’s premises and equipment includes the main headquarters located at Avenida Los Industriales, in Medellín, and other properties owned and rented mainly located in Colombia, with a total approximate area of 450,000 square meters.

In 2022, the Bank completed renovations for the new administrative office known as Ciudad del Rio, which consisted of renovating 8,908 square meters, 1,100 workstations, 23 meeting rooms and multiple collaborative spaces, across 7 storeys of the FIC 48 building. This renovation allowed the relocation of the teams from other administrative headquarters within the same locality in Medellín, with the purpose of satisfying the new working needs and facilitating the optimization of spaces. This project and others made by the Bank were finance using own resources amounting to COP 166,862 million.

In the third quarter of 2023, the Bank will relocate some of the buildings located in the southern region of Colombia to consolidate the operation of the administrative headquarters and bring the commercial teams closer to the area of greatest customer concentration. The approximate investment value of this project and others is COP 191,311 million.

The Bank’s total premises and equipment for own use had a net book value as at December 31, 2022 of COP 2,710,073 million and the book value of right of use assets related to branches and rented offices amounts to COP 1,681,856 million.

The following table shows information about the Bank’s main own and rented facilities in which administrative activities, banking commercial activities and data processing center are performed:

Building / Facility	Location	Area (square meters)
Dirección General (Torre Norte, Torre Sur and Torre Oriente and Ciudad del Río)	Medellín, Colombia	118,610
Torre Atrio	Bogotá, Colombia	21,084
Niquía	Bello, Colombia	4,070
Edificio 9211	Bogotá, Colombia	9,578
Torre Barranquilla	Barranquilla, Colombia	8,801
Twins Bay 1	Cartagena, Colombia	2,866
Sucursal 8111	Bogotá, Colombia	679
Sucursal Centro Comercial Santa Fe	Bogotá, Colombia	425

During the fourth quarter of 2022, the Bank completed the termination of the lease signed for the following facilities, representing an approximate decrease of COP 8,631 million in right of use assets, in the second quarter of 2023:

●	Green Towers building in Barranquilla, owing to the transfer of the Training Center to other administrative headquarters owned by the Bank.
●	PIER 30 in Medellín, as a result of completing the renovations in the new administrative headquarters in Ciudad del Río.
●	Banca Personas building located in Cali. The leased areas were released to consolidate operations owned into the same building.

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

E.1  DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances for each of the years ended December 31, 2022, 2021 and 2020 have been calculated as the arithmetic average of the last 13 monthly IFRS balances. In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2022, 2021 and 2020, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities:

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,(1)
	2022			2021			2020
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	Balance	earned	Yield / Rate	Balance	earned	Yield / Rate	Balance	earned	Yield / Rate
	In millions of COP, except percentages
ASSETS
Interest-earning assets
Interbank borrowings
Domestic activities	56,945	5,063	8.9%	41,128	775	1.9%	54,881	2,113	3.9%
Foreign activities	2,367,478	56,899	2.4%	1,960,204	8,638	0.4%	3,945,775	30,249	0.8%
Total	2,424,423	61,962	2.6%	2,001,332	9,413	0.5%	4,000,656	32,362	0.8%
Reverse repurchase agreements and other similar secured loans
Domestic activities	1,086,449	77,664	7.1%	906,060	11,806	1.3%	1,069,768	46,621	4.4%
Foreign activities	122,943	8,044	6.5%	163,902	847	0.5%	131,073	315	0.2%
Total	1,209,392	85,708	7.1%	1,069,962	12,653	1.2%	1,200,841	46,936	3.9%
Debt instruments(2)
Domestic activities	11,990,844	512,492	4.3%	15,303,069	191,274	1.2%	12,664,233	708,558	5.6%
Foreign activities	14,742,929	1,274,596	8.6%	12,561,251	586,338	4.7%	11,131,710	133,401	1.2%
Total	26,733,773	1,787,088	6.7%	27,864,320	777,612	2.8%	23,795,943	841,959	3.5%
Loans and advances to customers, net
Domestic activities	155,827,942	18,914,965	12.1%	134,727,992	10,899,991	8.1%	127,239,703	11,574,252	9.1%
Foreign activities	87,318,297	5,868,528	6.7%	69,727,945	4,444,299	6.4%	68,045,975	4,558,725	6.7%
Total	243,146,239	24,783,493	10.2%	204,455,937	15,344,290	7.5%	195,285,678	16,132,977	8.3%
Total interest-earning assets
Domestic activities	168,962,180	19,510,184	11.5%	150,978,249	11,103,846	7.4%	141,028,585	12,331,544	8.7%
Foreign activities	104,551,647	7,208,067	6.9%	84,413,302	5,040,122	6.0%	83,254,533	4,722,690	5.7%
Total	273,513,827	26,718,251	9.8%	235,391,551	16,143,968	6.9%	224,283,118	17,054,234	7.6%
Total non-interest-earning assets
Domestic activities	19,302,722	—	—	13,046,079	—	—	14,827,183	—	—
Foreign activities(3)	22,495,964	—	—	18,513,442	—	—	20,379,939	—	—
Total	41,798,686	—	—	31,559,521	—	—	35,207,122	—	—
Total interest and non-interest earnings assets
Domestic activities	188,264,902	19,510,184	10.4%	164,024,328	11,103,846	6.8%	155,855,768	12,331,544	7.9%
Foreign activities(3)	127,047,611	7,208,067	5.7%	102,926,744	5,040,122	4.9%	103,634,472	4,722,690	4.6%
Total	315,312,513	26,718,251	8.5%	266,951,072	16,143,968	6.0%	259,490,240	17,054,234	6.6%
(1)	The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	The percentage of total average assets attributable to foreign activities was 40.3%, 38.6% and 39.9%, respectively, for the fiscal years ended December 31, 2022, 2021 and 2020.

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31,(1)
	2022			2021			2020
			Average			Average			Average
	Average	Interest	Yield /	Average	Interest	Yield /	Average	Interest	Yield /
	Balance	paid	Rate(2)	Balance	paid	Rate(2)	Balance	paid	Rate
	In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking accounts
Domestic activities	25,899,835	25,944	0.1%	22,210,635	22,633	0.1%	16,597,909	15,529	0.1%
Foreign activities	18,344,263	49,633	0.3%	15,831,093	46,972	0.3%	13,954,048	60,709	0.4%
Total	44,244,098	75,577	0.2%	38,041,728	69,605	0.2%	30,551,957	76,238	0.2%
Saving accounts
Domestic activities	80,939,114	1,936,283	2.4%	70,964,990	504,372	0.7%	58,627,306	822,674	1.4%
Foreign activities	29,911,479	346,288	1.2%	21,454,174	254,651	1.2%	18,236,880	289,447	1.6%
Total	110,850,593	2,282,571	2.1%	92,419,164	759,023	0.8%	76,864,186	1,112,121	1.4%
Time deposits
Domestic activities	30,895,060	2,615,941	8.5%	24,842,955	978,605	3.9%	33,118,599	1,717,133	5.2%
Foreign activities	38,508,868	1,167,591	3.0%	34,005,160	1,007,272	3.0%	35,087,053	1,178,700	3.4%
Total	69,403,928	3,783,532	5.5%	58,848,115	1,985,877	3.4%	68,205,652	2,895,833	4.2%
Repurchase agreements and other similar secured borrowing
Domestic activities	1,617,857	165,440	10.2%	4,244,146	68,654	1.6%	1,615,260	44,150	2.7%
Foreign activities	87,737	4,678	5.3%	79,882	554	0.7%	11,557	3,811	33.0%
Total	1,705,594	170,118	10.0%	4,324,028	69,208	1.6%	1,626,817	47,961	2.9%
Borrowings from other financial institutions(2)
Domestic activities	4,691,668	390,970	8.3%	5,149,325	176,000	3.4%	5,693,723	261,732	4.6%
Foreign activities	8,874,224	372,747	4.2%	3,714,001	117,949	3.2%	10,678,701	266,093	2.5%
Total	13,565,892	763,717	5.6%	8,863,326	293,949	3.3%	16,372,424	527,825	3.2%
Interbank deposits(2)(3)
Domestic activities	78,105	5,288	6.8%	131,560	3,567	2.7%	103,878	3,495	3.4%
Foreign activities	706,734	6,087	0.9%	746,331	303	0.0%	1,144,273	2,343	0.2%
Total	784,839	11,375	1.4%	877,891	3,870	0.4%	1,248,151	5,838	0.5%
Debt instruments in issue
Domestic activities	4,237,757	740,063	17.5%	4,024,157	465,139	11.6%	4,348,777	424,972	9.8%
Foreign activities	16,259,152	588,448	3.6%	16,044,417	588,302	3.7%	16,860,492	629,017	3.7%
Total	20,496,909	1,328,511	6.5%	20,068,574	1,053,441	5.2%	21,209,269	1,053,989	5.0%
Lease liability
Domestic activities	967,289	64,611	6.7%	1,036,849	70,570	6.8%	1,081,699	77,225	7.1%
Foreign activities	843,771	46,738	5.5%	776,239	40,986	5.3%	829,910	41,375	5.0%
Total	1,811,060	111,349	6.1%	1,813,088	111,556	6.2%	1,911,609	118,600	6.2%
Total interest-bearing liabilities
Domestic activities	149,326,685	5,944,540	4.0%	132,604,617	2,289,540	1.7%	121,187,151	3,366,910	2.8%
Foreign activities	113,536,228	2,582,210	2.3%	92,651,297	2,056,989	2.2%	96,802,914	2,471,495	2.6%
Total	262,862,913	8,526,750	3.2%	225,255,914	4,346,529	1.9%	217,990,065	5,838,405	2.7%
Total non-interest bearing liabilities
Domestic activities	13,675,803	—	—	8,618,738	—	—	9,830,324	—	—
Foreign activities	3,087,785	—	—	2,349,931	—	—	2,690,244	—	—
Total	16,763,588	—	—	10,968,669	—	—	12,520,568	—	—
Stockholders' equity
Domestic activities	26,739,788	—	—	22,769,574	—	—	18,632,399	—	—
Foreign activities	8,946,224	—	—	7,956,915	—	—	10,347,208	—	—
Total	35,686,012	—	—	30,726,489	—	—	28,979,607	—	—
Total interest and non-interest bearing liabilities and stockholders’ equity(4)
Domestic activities	189,742,276	5,944,540	3.1%	163,992,929	2,289,540	1.4%	149,649,873	3,366,910	2.2%
Foreign activities(4)	125,570,237	2,582,210	2.1%	102,958,143	2,056,989	2.0%	109,840,367	2,471,495	2.3%
Total	315,312,513	8,526,750	2.7%	266,951,072	4,346,529	1.6%	259,490,240	5,838,405	2.2%
(1)	The Bank average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	The percentage of total average liabilities attributable to foreign activities was 41.7, 40.2% and 43.2%, respectively, for the fiscal years ended December 31, 2022, 2021 and 2020.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2022 compared to the year ended December 31, 2021; and the year ended December 31, 2021, compared to the year ended December 31, 2020. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2022-December 31, 2021			December 31, 2021-December 31, 2020
	Increase (Decrease) due to changes in:			Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Interbank borrowings
Domestic activities	402	3,886	4,288	(441)	(897)	(1,338)
Foreign activities	2,150	46,111	48,261	(11,714)	(9,897)	(21,611)
Total	2,552	49,997	52,549	(12,155)	(10,794)	(22,949)
Reverse repurchase agreements and other similar secured loans
Domestic activities	2,799	63,059	65,858	(6,238)	(28,576)	(34,814)
Foreign activities	(158)	7,355	7,197	95	437	532
Total	2,641	70,414	73,055	(6,143)	(28,139)	(34,282)
Debt instruments(1)
Domestic activities	(31,559)	352,777	321,218	189,687	(706,971)	(517,284)
Foreign activities	116,530	571,728	688,258	19,238	433,699	452,937
Total	84,971	924,505	1,009,476	208,925	(273,272)	(64,347)
Loans and advances to customers, net
Domestic activities	1,910,678	6,104,296	8,014,974	766,847	(1,441,108)	(674,261)
Foreign activities	1,171,381	252,848	1,424,229	118,349	(232,775)	(114,426)
Total	3,082,059	6,357,144	9,439,203	885,196	(1,673,883)	(788,687)
Total interest-earning assets
Domestic activities	1,882,320	6,524,018	8,406,338	949,855	(2,177,552)	(1,227,697)
Foreign activities	1,289,903	878,042	2,167,945	125,968	191,464	317,432
Total	3,172,223	7,402,060	10,574,283	1,075,823	(1,986,088)	(910,265)
Interest-bearing liabilities:
Checking accounts
Domestic activities	3,688	(377)	3,311	5,621	1,483	7,104
Foreign activities	5,980	(3,319)	2,661	10,070	(23,807)	(13,737)
Total	9,668	(3,696)	5,972	15,691	(22,324)	(6,633)
Saving accounts
Domestic activities	80,294	1,351,617	1,431,911	236,646	(554,948)	(318,302)
Foreign activities	97,746	(6,109)	91,637	81,054	(115,850)	(34,796)
Total	178,040	1,345,508	1,523,548	317,700	(670,798)	(353,098)
Time deposits
Domestic activities	286,324	1,351,012	1,637,336	(376,521)	(362,008)	(738,529)
Foreign activities	136,077	24,242	160,319	(35,456)	(135,972)	(171,428)
Total	422,401	1,375,254	1,797,655	(411,977)	(497,980)	(909,957)
Repurchase agreements and other similar secured borrowing
Domestic activities	(12,735)	109,521	96,786	32,707	(8,203)	24,504
Foreign activities	60	4,064	4,124	(3,903)	646	(3,257)
Total	(12,675)	113,585	100,910	28,804	(7,557)	21,247
Borrowings from other financial institutions
Domestic activities	(14,161)	229,131	214,970	(23,282)	(62,450)	(85,732)
Foreign activities	206,784	48,014	254,798	(255,803)	107,659	(148,144)
Total	192,623	277,145	469,768	(279,085)	45,209	(233,876)
Interbank deposits
Domestic activities	(641)	2,362	1,721	265	(193)	72
Foreign activities	(15)	5,799	5,784	(617)	(1,423)	(2,040)
Total	(656)	8,161	7,505	(352)	(1,616)	(1,968)

	December 31, 2022 - December 31, 2021			December 31, 2021 - December 31, 2020
	Increase (Decrease) due to changes in:			Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Debt instruments in issue
Domestic-activities	25,876	249,048	274,924	(27,721)	67,888	40,167
Foreign-activities	4,636	(4,490)	146	(30,060)	(10,655)	(40,715)
Total	30,512	244,558	275,070	(57,781)	57,233	(548)
Lease liability
Domestic-activities	(4,665)	(1,294)	(5,959)	(3,132)	(3,523)	(6,655)
Foreign-activities	3,678	2,074	5,752	(4,506)	4,117	(389)
Total	(987)	780	(207)	(7,638)	594	(7,044)
Total interest-bearing liabilities
Domestic-activities	363,980	3,291,020	3,655,000	(155,417)	(921,954)	(1,077,371)
Foreign-activities	454,946	70,275	525,221	(239,221)	(175,285)	(414,506)
Total	818,926	3,361,295	4,180,221	(394,638)	(1,097,239)	(1,491,877)
(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

	Interest Earning Assets Yield For the Fiscal
	Year Ended December 31,
	2022	2021	2020
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	168,962,180	150,978,249	141,028,585
Foreign activities	104,551,647	84,413,302	83,254,533
Total	273,513,827	235,391,551	224,283,118
Net interest income(1)
Domestic activities	13,565,644	8,814,306	8,964,634
Foreign activities	4,625,857	2,983,133	2,251,195
Total	18,191,501	11,797,439	11,215,829
Average yield on interest-earning assets
Domestic activities	11.55%	7.35%	8.74%
Foreign activities	6.89%	5.97%	5.67%
Total	9.77%	6.86%	7.60%
Net interest margin(2)
Domestic activities	8.03%	5.84%	6.36%
Foreign activities	4.42%	3.53%	2.70%
Total	6.65%	5.01%	5.00%
Interest spread(3)
Domestic activities	7.57%	5.63%	5.97%
Foreign activities	4.62%	3.75%	3.12%
Total	6.52%	4.93%	4.93%
(1)	Net interest income is interest income on loans less interest expense and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2    INVESTMENT PORTFOLIO

DEBT INSTRUMENTS PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s debt instruments as of December 31, 2022:

	Maturity less	Maturity between	Maturity between	Maturity More	Total yield
	than 1 year	1 and 5 Years	5 and 10 Years	Than 10 Years
	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)

Securities issued or secured by: Foreign currency.-denominated(2):
Corporate bonds	3.79%	4.81%	4.84%	-	4.76%
Colombian Government	-	3.04%	5.26%	-	3.34%
Foreign Governments	3.49%	3.44%	4.24%	-	3.53%
Other financial entities	1.58%	2.84%	4.02%	-	2.21%
Subtotal yield	3.39%	3.74%	4.76%	-	3.86%
Securities issued or secured by: Peso-denominated(2)
Colombian Government	9.03%	-	-	-	9.03%
Other Government entities	7.81%	-	-	9.13%	7.83%
Other financial entities	-	-	8.83%	-	8.83%
Subtotal yield	8.38%	-	8.83%	9.13%	8.41%
Total yield	6.48%	3.74%	5.15%	3.00%	5.52%
(1)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2022.
(2)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

E.3  LOAN PORTFOLIO

Maturity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2022:

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
In millions of COP
Commercial
Corporate	22,737,806	32,474,514	24,547,720	6,163	79,766,203
SME	4,715,405	9,011,823	2,110,855	26,745	15,864,828
Others	14,171,207	22,210,094	11,469,085	56,436	47,906,822
Total commercial	41,624,418	63,696,431	38,127,660	89,344	143,537,853
Consumer
Credit card	341,644	9,658,986	1,387,413	-	11,388,043
Vehicle	56,869	2,453,692	2,662,171	503	5,173,235
Payroll loans	53,455	1,955,842	8,274,849	554,533	10,838,679
Others	824,430	22,593,581	8,466,512	304,241	32,188,764
Total consumer	1,276,398	36,662,101	20,790,945	859,277	59,588,721
Mortgage
VIS	16,905	246,203	1,934,490	10,120,914	12,318,512
Non-VIS	48,347	771,747	8,084,363	16,148,404	25,052,861
Total mortgage	65,252	1,017,950	10,018,853	26,269,318	37,371,373
Financial Leases	2,215,774	8,560,553	13,798,615	3,522,774	28,097,716

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
In millions of COP
Small Business Loan	199,488	834,176	282,515	11,897	1,328,076
Total loans	45,381,330	110,771,211	83,018,588	30,752,610	269,923,739

In general, the initial term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2022, 57.85% of the Bank’s loan portfolio had a maturity of five years or less.

Loans interest rate allocation

The following table shows the interest rate allocation of the Bank’s loan portfolio due after one year and within one year or less:

As of December 31, 2022
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	93,838,409
Commercial	63,121,535
Consumer	10,856,451
Small business loan	94,816
Financial Leases	19,765,607
Mortgage	-
Foreign-denominated	26,796,786
Commercial	15,981,852
Consumer	7,783,138
Small business loan	386,431
Financial Leases	22,366
Mortgage	2,622,999
Total	120,635,195
Fixed Rate
Domestic-denominated	61,087,927
Commercial	7,993,983
Consumer	29,210,764
Small business loan	429,737
Financial Leases	5,324,391
Mortgage	18,129,052
Foreign-denominated	42,819,287
Commercial	14,816,065
Consumer	10,461,970
Small business loan	217,604
Financial Leases	769,578
Mortgage	16,554,070
Total	103,907,214
Loans with term of less than 1 year:
Domestic-denominated	29,239,746
Commercial	26,472,777
Consumer	509,691
Small business loan	43,906
Financial Leases	2,177,652
Mortgage	35,720

As of December 31, 2022
In millions of COP
Foreign-denominated	16,141,584
Commercial	15,151,641
Consumer	766,707
Small business loan	155,582
Financial Leases	38,122
Mortgage	29,532
Total	45,381,330
Total loans	269,923,739

Allowance for credit losses to total loans

The following table shows the allowance for credit losses to total loans for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
Allowance for credit losses to total loans.	5.73%	7.20%

For further information about the change of the allowance for credit losses from 2021 to 2022, see Note 6 to the Consolidated Financial Statements, “Loans and Advances to Costumers, Net”, “Impact of movements in loans and provision for Stage” section.

E.4 SUMMARY OF LOAN LOSS EXPERIENCE

Ratio of charge-offs to average outstanding loans

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2022 and 2021 was as follows:

	Year ended December 31,
	2022	2021
Ratio of charge-offs to average outstanding loans	2.54%	2.46%
Commercial	1.35%	0.63%
Consumer	7.03%	8.20%
Mortgage	1.04%	0.39%
Financial Leases	0.66%	2.25%
Small Business Loan	8.38%	6.37%

E.5 DEPOSITS

Uninsured deposits

An uninsured deposit is any deposit that does not have a mechanism to protect and secure the depositor’s resources (either natural or legal person) in the event of insolvency or settlement of any financial institution.

The amount of uninsured deposits for 2022 and 2021 is COP 194,759,108 and COP 162,763,204, respectively.

The following table shows the time deposits held by the Bank as of December 31, 2022, unsecured:

	At December 31, 2022
		Unsecured
	Peso -	Foreign Exchange-
	Denominated	Denominated	Total
	In millions of COP
Up to 3 months	8,784,520	13,967,894	22,752,414
From 3 to 6 months	3,958,243	6,384,422	10,342,665
From 6 to 12 months	6,592,737	11,629,665	18,222,402
More than 12 months	15,163,613	11,292,926	26,456,539
Total Time deposits	34,499,113	43,274,907	77,774,020

F.                 UNRESOLVED STAFF COMMENTS

None.

ITEM 5      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                OPERATING RESULTS

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements included in this Annual Report.

The following discussion includes information regarding future financial performance and plans, targets, aspirations, expectations, and objectives of management, which constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. It is possible that the Bank’s actual results may differ materially from the results discussed in the forward-looking statements because of several risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements”.

In addition, please refer to the discussion in Item 3. “Key Information – D. Risk Factors” for a description of risks and uncertainties affecting the Bank’s business and financial results and to Item 4 B. “Business Overview, B.9 – Cybersecurity Framework”, for a description of the Bank’s cybersecurity framework.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s operating results are affected by macroeconomic factors, mainly in Colombia but also in the other countries where the Bank operates. The most important variables include GDP growth, interest rates, inflation, and exchange rates, mostly the USDCOP. The following discussion summarizes the trends of these measures in Colombia in 2022.

Economic activity

Colombia's real GDP growth was 7.5% in 2022, a positive second year of strong growth after the 10.7% expansion recorded in 2021. This remarkable rate of growth was possible owing to the strong level of private consumption, leveraged by the position of the credit portfolio, government subsidies, the recovery of labor income and strong remittances inflows. Also, continuing return to normalcy in the operation of the productive sectors and the low basis of comparison as per 2021 results, played an important role.

The behavior of key GDP components in the first three quarters of 2022 compared to the same period of 2021 in constant-prices figures was as follows: fixed investment grew 12.4%, consumption 10.4%, imports 29.2%, and exports 21.0%.

The sectors that showed more dynamic growth in the first three quarters of 2022 (compared to the same period of 2021) were artistic, entertainment and recreation activities and other service activities (37%), the information and communications segment (17.6%), and retail and wholesale, transportation, accommodation, and food services (15.1%).

Interest Rates

As of December 31, 2022, the Colombian Central Bank’s benchmark interest rate stood at 12%, after a 900-bp increase over the year amidst a process of monetary policy tightening that is not over yet.

Given the actual level of the local monetary policy interest rates is considered contractionary as per the evolution of the economic activity, it is reasonable to think that the interest rate hikes might end in the first half of the year.

Inflation

2022 year-end inflation stood at 13.12%, which was noticeably higher than the 5.62% recorded in 2021. The components leading the increase in inflation in 2022 were food and nonalcoholic beverages (27.81% increase), restaurants and hotels services (18.54% increase), and items for the home and for ordinary household maintenance (18.25% increase). Prices of the information and communication services (0.25% increase) and the educational services (5.98% increase) grew the least.

The high level of inflation at the end of 2022 as well as the fact that the level is above the upper limit of the Central Bank’s tolerance range (4%) and is still on an upward trend are key factors behind the expectation that interest rates will remain high for the next quarters.

Exchange rate

The Colombian peso depreciated 20.82% against the USD during 2022, with the USDCOP closing at COP4,810.2, compared to a depreciation of 15.98% in 2021, when the USDCOP closed at COP3,981.16. The COP ended 2022 reflecting the impact of the high level of financial stress that the world faced during the year and the local uncertainty due to the changes that Colombia´s economic policy will undergo following under the election of the new government.

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

Record of macroeconomic and financial stability.

An independent central bank with an inflation targeting regime.

A free-floating currency.

Government has pledged to adhere to Colombia’s fiscal and monetary framework, adhering to the independence of the central bank and the updated fiscal rule.

Extra revenue generated by last tax reform will go towards social spending, which can favor the demand of lower-income households and boost the dynamics of some segments of goods and services.

Prospects for investment in renewables could improve under this administration goals.

Solid cushion of foreign reserves will mitigate external vulnerabilities.

High recent fiscal deficits which have already resulted in relatively large increases in debt and interest burdens against similar countries.

Commodity-dependent export base that leaves it vulnerable to price shocks.

Weak external accounts.

Government efforts to end new oil exploration and banning fracking could create uncertainties for the sector and undermine investment.

Government reform agenda during 2023 is expected to focus on pension reform.

Expected fiscal adjustment via high taxes.

Tighter external and domestic financial conditions.

There are expected lower average oil prices, weaker global growth and higher global interest rates for the coming years.

Risk of civil unrest will be high reflecting deep divisions within Colombian society, as well as fragmentation in Congress that will prevent rapid progress on tackling issues such as poverty and low-quality education.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2022 VERSUS 2021

The following discussion does not address the changes in results for 2021 versus 2020; the discussion of these changes may be found in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC.

Summary

In 2022 Bancolombia continued to experience a gradual return to better financial conditions in terms of liquidity and customer payment behavior given the continuing improvement in the pandemic situation, which had a significant impact on asset quality and credit relief in the lending business during 2021 and 2020. This was experienced across all geographies where Bancolombia operates. In Colombia particularly, the banking industry reported strong loan origination throughout 2022. Higher interest rates additionally benefitted margins for banks.

In 2022, net income attributable to equity holders of Bancolombia totaled COP 6,783 billion (COP 7,053 per share, including both common and preferred shares, and USD 5.86 per ADR), which represents an increase of 65.99% as compared to COP 4,087 billion of net income attributable to equity holders of Bancolombia for the fiscal year 2021.

Bancolombia’ s average return on stockholders’ equity for 2022 was 19.80%, up from 14.03% in 2021.

The net interest and valuation income margin increased in 2022 and stood at 6.80% for the year, up from 5.09% in 2021.

Credit impairment charges, totaled COP 3,792 billion for 2022, up 56.65% from COP 2,421 billion in 2021.This increase during 2022 is due mainly to the lower provision releases when compared to 2021 and a gradual normalization of the credit cycle. In the second half of the year the Bank experienced a significant increase in provision expenses in line with the expansion of the loan portfolio.

Loans and advances to customers and financial institutions increased 22.51% during the year. Besides the effects of depreciation of the local currency in Colombia against USD, the Bank experienced a stronger credit demand from clients that extended the recovery that had started a year earlier. Commercial loans showed greater growth in the second half while the retail portfolio had a consistent growth throughout the year. The total loan book denominated in COP grew 18.15% and USD-denominated loans grew 8.11% for the year.

Allowance for loans and lease losses represented 5.47% of total loans (excluding accrued interest) and 168.73% of 30-day past-due loans (excluding accrued interest) at the end of 2022 compared with 6.73% of total loans and 166.29% of 30-day past-due loans (excluding accrued interest) on December 31, 2021. The Bank expects that these allowances will provide adequate coverage for expected credit losses.

Capital adequacy was 12.79% (Tier 1 ratio of 10.37%), lower than the 15.49% (Tier 1 ratio of 11.92%) reported at the end of 2021, in spite of the generation of profits, the growth of the loan portfolio and the depreciation of the COP versus the USD that impacted the consumption of capital.

Deposits by customers increased 19.30% during 2022, while the ratio of net loans to deposits was 101.4% at the end of the year, up from 97.2% on December 31, 2021.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance sheet credit instruments

As noted above, the Colombian Peso depreciated sharply in 2022 closing at COP 4810.20 per USD, an increase of 20.82% in the year.

In addition, and due to inflationary pressures, The Central Bank of Colombia adopted a contractionary monetary policy stance, raising the interest reference rate 900 percentage points during the year, up to 12% by the end of 2022. Likewise, U.S. Board of Governors of the Federal Reserve System raised the Federal Funds Rate by 425 percentage points to 4.25%-4.50% in the same period.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities was COP 26,797 billion, up 66.07% from 16,136 billion in 2021 on the back of higher market rates, loan growth, - mainly in commercial and consumer segments, and foreign exchange rate effect.

The larger share of consumer loans as to the total loan portfolio recorded for the end of the year is the result of a deliberate strategy implemented in the last 7 years to capture higher risk adjusted returns that contribute to broader income generation.

As a result, the weighted average nominal interest rate on loans and financial leases was 10.2%, up from 7.5% in 2021.

In turn, interest expense was COP 8,442 billion, up 94.01%, mainly due to higher market rates and volume growth in savings accounts and time deposits, triggered by heftier financing needs to meet loan origination growth. This caused the interest rate paid on interest-bearing liabilities to increase to 3.2%, up from 1.9% recorded in 2021.

Total valuation on financial instruments was COP 1,363 billion, up 189.59% from 2021. This growth was driven by an increase in debt instruments at fair value, mainly on United States government´s treasury bonds, COP denominated bonds and derivatives. Interest on debt instruments using the effective interest method totaled COP 589 billion in 2022, up 89.03% from 2021, mainly due to higher market rates.

As a result, net interest income and valuation for 2022 was COP 18,354 billion, a 55.76% increase from COP 11,784 billion in 2021. This represents a net interest and valuation income margin from continuing operations of 6.80%, increasing 171 basis points from 5.09% recorded in 2021. Despite the increase in interest expense during the year on deposits, -time deposits and saving accounts in particular-, income generation grew due to loan growth and interest on loans, financial leases, overnight funds and interest and valuation income from investment securities held in the portfolio.

Fees and Commissions, Net

The following table lists the principal categories of revenue-producing fees and commissions for the years ended on December, 31 2022 and 2021 along with year-to-year variations; for further information about composition of Bank’ segments see Note 3 Operating segments:

Fees and commissions income

As of December 31, 2022

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue of contracts with customers for fees and Commissions	In millions of COP

Credit and debit card fees and commercial estabilshments	2,248,727	232,637	216,977	79,551	-	-	-	1,868	-	2,779,760
Bancassurance	814,653	57,858	97	-	29	8	32	-	-	872,677
Payment and collections	851,983	13,975	-	-	-	-	-	-	-	865,958
Banking services	481,103	91,938	142,047	78,264	-	-	-	31,277	12,732	837,361
Trust	-	18,975	6,522	803	318,840	-	78,509	53	-	423,702
Placement of securities and investment banking	-	550	1,482	-	-	86,224	15,667	-	-	103,923
Acceptances, Guarantees and Standby Letters of Credit	58,293	18,382	10,081	3,774	-	-	-	828	-	91,358
Brokerage	-	11,888	-	-	-	-	15,960	-	-	27,848
Others	229,804	380	66,971	56,162	-	-	1,198	7,995	5,429	367,939
Total revenue of contracts with customers	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526

As of December 31, 2021

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue of contracts with customers for fees and Commissions	In millions of COP

Credit and debit card fees and commercial estabilshments	1,830,128	174,226	168,273	61,831	-	-	-	1,663	-	2,236,121
Bancassurance	636,632	49,730	129	-	40	10	51	-	-	686,592
Payment and collections	723,297	10,064	-	-	-	-	-	-	-	733,361
Banking services	414,870	69,379	118,532	56,548	-	-	-	22,902	-	682,231
Trust	-	17,420	6,567	704	347,838	-	90,548	46	-	463,123
Placement of securities and investment banking	-	1,998	1,353	-	-	79,521	11,481	-	-	94,353
Acceptances, Guarantees and Standby Letters of Credit	43,863	16,125	6,928	3,716	-	-	-	1,917	-	72,549
Brokerage	-	12,661	-	-	-	-	14,193	-	-	26,854
Others	192,682	-	57,942	37,109	-	-	1,009	6,781	3,097	298,620
Total revenue of contracts with customers	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804

Growth
	2022	VS	2021
	COP		%
Revenue for fees and commissions of contracts with customers
Credit and debit card fees and commercial estabilshments	543,639		24.31%
Bancassurance	186,085		27.10%
Payment and collections	132,597		18.08%
Banking services	155,130		22.74%
Trust	(39,421)		(8.51)%
Placement of securities and investment banking	9,570		10.14%
Acceptances, Guarantees and Standby Letters of Credit	18,809		25.93%
Brokerage	994		3.70%
Others	69,319		23.21%
Total revenue of contracts with customers	1,076,722		20.34%

Fees and commissions expenses

	Year		Growth
	2022	2021	2022-2021
	In millions of COP
Banking services	1,242,590	798,729	443,861	55.57%
Sales, collections and other services(1)	708,803	619,715	89,088	14.38%
Correspondent banking	406,567	307,308	99,259	32.30%
Payments and collections	34,720	26,897	7,823	29.09%
Others	197,486	108,034	89,452	82.80%
Total fees and commissions expenses	2,590,166	1,860,683	729,483	39.21%
(1)	Increase in 2022 due greater demand for attention through the telephone channel (contact center services).

Fees and commission income, net

	Year		Growth
	2022	2021	2022-2021
	In millions of COP
Fees and commission income	6,370,526	5,293,804	1,076,722	20.34%
Fees and commission expenses	(2,590,166)	(1,860,683)	(729,483)	39.21%
Total fees and commissions income, net	3,780,360	3,433,121	347,239	10.11%

For the year 2022, net fees and commissions income totaled COP 3,780 billion, up 10.11% as compared to COP 3,433 billion in 2021. This increase was driven primarily by an increased level in fees and commissions income, higher than the increase in fees and commissions expenses. An increase in fees and commissions derived from credit, debit card and commercial establishments represented the main factors in the income performance. It’s mainly due to the increase in the interbank rate generated by greater national and international, manual and electronic purchases of MasterCard, Amex and Visa.

The operation in Colombia provided the largest contribution to fees as a result of the increase in the volume of transactions due to the dynamism in the retail activity, as well as an important growth in the number of clients. The incremental demand in consumer loans and credit card outstanding also added to the positive performance in fees related to these products; mainly due to a higher interchange rate generated by a greater volume of purchases online and at the point of sale through affiliated networks.

Other revenue lines had an important contribution to fee generation. Bancassurance presented positive results during 2022 thanks to continued growth on distributed products, largely associated to disbursement of retail loans. Banking services added to the strong performance during the year following a growing demand in transactional products and use of digital channels.

Payment fees reported an increase in a yearly basis due to the incremental demand of services such as invoice collection from individual clients, leasing operations, and a higher volume of incoming remittance transfers.

Other Operating Income

For 2022, total other operating income was COP 2,053 billion, 1.55% higher than the COP 2,022 billion in 2021.

Currency hedging balances are reported under other operating income resulting in a negative net effect in a highly volatile period of time in terms of foreign exchange. Revenues from operating leases totaled COP 1,363 billion in 2022, an increase of 45.50% compared to 2021. The higher amount from this revenue line is mainly explained by an increase on customer financial lease agreements and customer rental contracts in the renting business.

Gains on sale of assets was COP 171 billion, decreasing 24.61% when compared to 2021 due to a lower amount of sale operations.

Operating expenses

The following table summarizes the principal components of Bancolombia’s operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2022	2021	2022-2021
	In millions of COP
Operating expenses
Salaries and employee benefits	4,417,656	3,782,596	635,060	16.79%
Other administrative and general expenses	4,559,900	3,740,506	819,394	21.91%
Taxes other than income tax	929,512	719,593	209,919	29.17%
Impairment, depreciation and amortization	980,575	920,558	60,017	6.52%
Total operating expenses	10,887,643	9,163,253	1,724,390	18.82%

The following table summarizes the principal components of Bancolombia’s operating expenses for the fiscal years ended:

	For the years ended December 31,		Growth
	2021	2020	2021-2020
	In millions of COP
Operating expenses
Salaries and employee benefits	3,782,596	3,044,730	737,866	24.23%
Other administrative and general expenses	3,740,506	3,346,859	393,647	11.76%
Taxes other than income tax	719,593	765,766	(46,173)	(6.03)%
Impairment, depreciation and amortization	920,558	837,790	82,768	9.88%
Total operating expenses	9,163,253	7,995,145	1,168,108	14.61%

For 2022, operating expenses totaled COP 10,888 billion, up 18.82% as compared to COP 9,163 billion in 2021.

Salaries and employee benefits totaled COP 4,418 billion in 2022, up 16.79% as compared to 2021. Annual Wage raises and social benefits adjustments contributed mostly to such variation. Additionally, bonuses increased 15.28% year over year incorporating quarterly a higher provisioning in the light of a performance-based model rewarding employee contributions towards company profitability.

Other administrative and general expenses totaled COP 4,560 billion in 2022, up 21.91% as compared to 2021, for the most part associated to the digital transformation in place demanding higher technology costs. Furthermore, the Renting business division demanded higher payments of premiums and charges associated with maintenance of assets due to the vehicle fleet growth and higher expenses related to insurance policies partially due to increased rates.

Impairments, depreciation, and amortization totaled COP 981 billion in 2022, up 6.52% as compared to 2021.  This increase is primarily due to the increase in operating leases and consequently higher asset depreciation.

As a result of the changes in expenses and revenues, the cost to income ratio of Bancolombia for 2022 was 44.58%, a decrease when compared to 52.16% in 2021.

Provision Charges and Credit Quality

For the year 2022, total credit impairment charges, net totaled COP 3,792 billion (or 1.6% of average loans), which represents an increase of 56.65% as compared to COP 2,421 billion (or 1.2% of average loans) in 2021. This variation is basically explained by the low basis of comparison in 2021. The bank has gradually moved closer to a normalized level of cost of risk. The volume of provision releases a year earlier were much higher in the light of the economic recovery experienced and the better-than-expected clients´ performance. In 2022, the significant growth in the loan portfolio contributed to a higher provision expense in a yearly basis under the expected loss models.

Net loan charge-offs totaled COP 6.165 billion in 2022 up 22.41% from the 5.036 billion in 2021.

An important amount of the charge-offs in the last year is related to customers not being able to honor their credit obligations after the end of the credit reliefs granted during the COVID-19 crisis and were considered unlikely to be collected. On the other hand, the bank has made significant improvements in the collection procedures to recover the balances of borrowers that become delinquent, coupled with the execution of collaterals guaranteeing the debt. Net Charge-offs have two important features first, they reduce the balance of the loan portfolio, and second, they help reduce the amount of past due loans.

Past-due loans amounted to COP 9,578 billion as of December 31, 2022, down 4.41% as compared to COP 10,020 billion as of December 31, 2021.

The past-due loan ratio (loans overdue more than 30 days divided by total loans) was 3.55% as of December 31, 2022, down from 4.55% as of December 31, 2021. The decrease in this ratio is mainly due to; first, better customer payment habits when compared to a year earlier and the execution of procedures throughout the credit cycle to anticipate actions on non-performing clients that allowed to improve the efficiency in the collection process, and second, an increase in the volume of charge-offs that reduced the amount of past due loans.

Income Tax Expenses

Income tax expense for the fiscal year 2022 totaled COP 2,748 billion, 54.73% higher than COP 1,776 billion in 2021. The effective tax rate for 2022 was 28.20%.

Income tax expense in 2022 was impacted mainly by the operation in Colombia. The lower tax rate when compared with the statutory tax rate results from tax benefits. For Colombia, there are exemptions related to the mortgage portfolio for social housing, investments in productive fixed assets and untaxed dividends. For the remaining operations, tax benefits were associated with the exempt income from returns on securities issued by the Governments of Guatemala, El Salvador, and Panama.

For further details please see Note 12 of Consolidated Financial Statements.

RESULTS BY SEGMENT

The Bank manages its business through 9 main operating segments: Banking Colombia, Banking El Salvador, Banking Panama, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking and All Other.

The segment information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with the segment information in Note 3. Operating Segments to the Consolidated Financial Statements.

Banking Colombia:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	20,727,335	11,498,013	11,944,262	80.27%	(3.74)%
Interest income on loans and financial leases	19,263,960	11,118,035	11,859,262	73.27%	(6.25)%
Total debt investments	1,361,299	399,517	451,781	240.74%	(11.57)%
Derivatives	108,255	17,263	(381,725)	527.09%	(104.52)%
Total liquidity operations	(6,179)	(36,802)	14,944	(83.21)%	(346.27)%
Interest expenses	(6,333,834)	(2,666,843)	(3,914,661)	137.50%	(31.88)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	14,393,501	8,831,170	8,029,601	62.99%	9.98%
Total credit impairment charges, net	(2,971,599)	(2,122,515)	(5,889,710)	40.00%	(63.96)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,421,902	6,708,655	2,139,891	70.26%	213.50%
Revenues (Expenses) from transactions by the operating segments of the Bank	(32,163)	18,458	142	(274.25)%	12,898.59%
Fees and commissions income	4,684,563	3,841,472	3,291,382	21.95%	16.71%
Fees and commissions expenses	(2,099,585)	(1,524,691)	(1,313,286)	37.71%	16.10%
Total fees and commissions, net	2,584,978	2,316,781	1,978,096	11.58%	17.12%
Other operating income (Expenses)(1)	(72,994)	653,968	817,677	(111.16)%	(20.02)%
Dividends and net income on equity investments	(8,058)	93,769	43,737	(108.59)%	114.39%
Total operating income, net	13,893,665	9,791,631	4,979,543	41.89%	96.64%
Operating expenses(2)	(6,600,686)	(5,550,033)	(4,967,506)	18.93%	11.73%
Impairment, depreciation and amortization	(613,807)	(529,662)	(405,811)	15.89%	30.52%
Total operating expenses	(7,214,493)	(6,079,695)	(5,373,317)	18.67%	13.15%
Profit before income tax	6,679,172	3,711,936	(393,774)	79.94%	(1,042.66)%
Segment assets	247,113,605	209,948,788	175,697,801	17.70%	19.49%
Segment liabilities	207,293,246	177,198,960	159,782,056	16.98%	10.90%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for banking Colombia increased by 79.89% to COP 6,679 billion from COP 3,712 billion in 2021, due to the reasons described below.

Total interest and valuation increased by 80.27% to COP 20,727 billion, mainly explained by interest income growth on loans and financial leases operations resulting from growth in the loan portfolio which grew at 18.71% and the Central Bank´s reference rate hikes during the year that impacted margins because of the asset-sensitive nature of the Bank’s balance sheet. This increase was mainly reflected in interest income from commercial, consumer and mortgage loans.

Total interest expenses increased by 137.50% to COP 6,334 billion, due to a by 68.8% increase in time deposits in line with the Central Bank´s reference rate hike in 2022. Net interest margin and valuation of financial instruments reflected an increase by 62.99% to COP 14,394 billion.

Total credit impairment charges, net increased by 40.09% to COP 2,972 billion. This variation is mainly due to loan portfolio growth, credit deterioration in the consumer portfolio, and additional charges by macroeconomic variables estimated in the risk models.

Total fees and commission net, increased by 11.58% to COP 2,585 billion, mainly driven by a better performance in bank acceptances and guarantees which increased by 32.90%, Bancassurance by 27.96%, credit and debit cards by 22.62%, banking services by 15.96%, and payments-collections by 17.79% (digital channels) as a result of higher transaction flows associated with the economic recovery. Such increases were partially offset by fees and commission expenses that increased by 37.71% when compared to the previous year.

Other operating income decreased by 111.16% to COP (72,994) billion becoming an expense, mostly due to the lower income from foreign exchange derivatives because of higher volatility levels on the FX market in line with the uncertainty related to political risk and macroeconomic variables worldwide, as well as the depreciation of the Colombian peso.

Dividends and net profits from capital investments decreased by 108.59% to a loss of COP (8) billion from a profit of COP 94 billion in 2021, mainly due to lower income from dividends and from the equity method of associated companies and joint ventures, as a result of macroeconomic conditions that generated lower profits.

Total operating expenses increased by 18.67% to COP 7,214 billion, largerly due to an increase in salaries and employee benefits by 15.68% to COP 2,960 billion.

Assets attributable to Banking Colombia grew by 17.7% during the year, mainly driven by loan book growth, and in particular due to strong commercial and consumer portfolio performance.

Finally, liabilities attributable to Banking Colombia grew by 16.98% during 2022, driven by an increase in deposits, particularly time deposits.

Banking El Salvador through Banco Agrícola S.A.:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	1,527,860	1,193,824	1,226,150	27.98%	(2.64)%
Interest income on loans and financial leases	1,293,556	1,072,718	1,140,924	20.59%	(5.98)%
Total debt investments	170,423	105,035	84,366	62.25%	24.50%
Derivatives	63,494	15,345	227	313.78%	6,659.91%
Total liquidity operations	387	726	633	(46.69)%	14.69%
Interest expenses	(297,839)	(240,144)	(293,317)	24.03%	(18.13)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,230,021	953,680	932,833	28.98%	2.23%
Total credit impairment charges, net	(102,710)	4,271	(366,691)	(2,504.82)%	(101.16)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,127,311	957,951	566,142	17.68%	69.21%
Revenues (Expenses) from transactions by the operating segments of the Bank	(7,371)	7	(7,531)	(105,400.00)%	(100.09)%
Fees and commissions income	444,177	359,724	289,792	23.48%	24.13%
Fees and commissions expenses	(170,563)	(116,600)	(74,887)	46.28%	55.70%
Total fees and commissions, net	273,614	243,124	214,905	12.54%	13.13%
Other operating income(1)	19,685	9,712	14,266	102.69%	(31.92)%
Dividends and net income on equity investments	5,340	2,760	858	93.48%	221.68%
Total operating income, net	1,418,579	1,213,554	788,640	16.89%	53.88%
Operating expenses(2)	(639,748)	(549,782)	(424,516)	16.36%	29.51%
Impairment, depreciation and amortization	(106,601)	(81,201)	(69,318)	31.28%	17.14%
Total operating expenses	(746,349)	(630,983)	(493,834)	18.28%	27.77%
Profit before income tax	672,230	582,571	294,806	15.39%	97.61%
Segment assets	26,696,524	20,980,061	17,986,495	27.25%	16.64%
Segment liabilities	23,738,984	18,416,563	16,158,124	28.90%	13.98%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for Banking El Salvador increased by 15.39% to COP 672 billion due to the reasons described below.

The financial statements expressed in Colombian pesos are affected by the depreciation of the COP against the USD, which reached 20.82% during the last year.

Total interest and valuation expressed in COP increased by 27.98% to COP 1,528 billion (12.65% when expressed in USD) mainly due to higher accrued interest income from the commercial portfolio and the effect of depreciation.

Moreover, the loan book in COP grew 33.79% and 10.73% in USD on an annual basis, mainly driven by the commercial and consumer portfolio which grew 14.81% and 9.25% respectively when expressed in USD. On the other hand, deposits grew by 4.80% mainly driven by saving accounts in retail segments. Furthermore, borrowings from other financial institutions also increased to strengthen the liability structure and partially offset the decrease observed in bonds as a result of maturities.

Total credit impairment charges, net substantially increased to COP 103 billion from COP (4) billion in 2021, primarily due to growth in consumer portfolio origination and less provisions reversal when compared to 2021.

Total fees and commissions, net increased by 12.54% to COP 274 billion despite fees and commission expenses growing by 46.28% due to higher transactional fees charged by card associations which cannot be passed through completely to clients.

Total operating expenses increased by 18.28% to COP 746 billion, primarily caused by increases in salaries, employee benefits, and general expenses.

Assets attributable to Banking El Salvador grew by 27.25% during the year, mainly driven by growth in loans and by the depreciation of the FX that impacted loans expressed in USD dollars.

Banking Panama:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	2,364,820	1,963,509	1,986,566	20.44%	(1.16)%
Interest income on loans and financial leases	2,154,151	1,791,476	1,793,826	20.24%	(0.13)%
Total debt investments	161,974	156,377	170,416	3.58%	(8.24)%
Derivatives	(1,026)	1,860	(502)	(155.16)%	(470.52)%
Total liquidity operations	49,721	13,796	22,826	260.40%	(39.56)%
Interest expenses	(910,937)	(796,396)	(841,736)	14.38%	(5.39)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,453,883	1,167,113	1,144,830	24.57%	1.95%
Total credit impairment charges, net	(545,012)	(323,216)	(907,910)	68.62%	(64.40)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	908,871	843,897	236,920	7.70%	256.19%
Expenses from transactions by the operating segments of the Bank	(25,022)	(10,089)	(25,054)	148.01%	(59.73)%
Fees and commissions income	446,583	351,603	310,773	27.01%	13.14%
Fees and commissions expenses	(210,004)	(151,906)	(118,016)	38.25%	28.72%
Total fees and commissions, net	236,579	199,697	192,757	18.47%	3.60%
Other operating income(1)	51,494	19,101	30,145	169.59%	(36.64)%
Dividends and net income on equity investments	9,655	4,387	6,984	120.08%	(37.18)%
Total operating income, net	1,181,577	1,056,993	441,752	11.79%	139.27%
Operating expenses(2)	(797,091)	(700,226)	(590,269)	13.83%	18.63%
Impairment, depreciation and amortization	(110,293)	(104,493)	(112,358)	5.55%	(7.00)%
Total operating expenses	(907,384)	(804,719)	(702,627)	12.76%	14.53%
Profit before income tax	274,193	252,274	(260,875)	8.69%	(196.70)%
Segment assets	52,445,934	40,561,211	35,062,418	29.30%	15.68%
Segment liabilities	47,081,613	36,231,139	31,483,993	29.95%	15.08%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for Banking Panama increased by 8.69% to COP 274 billion from COP 252 billion in 2021 due to the reasons described below.

The financial statements expressed in Colombian pesos are affected by the depreciation of the COP against the USD, which reached 20.82% during the last year.

Total interest and valuation increased in COP terms by 20.44%. However, when measured in USD, interest and valuation increased by 5.98% mainly due to an expansion of 6.84% in the commercial portfolio and 3.21% in the mortgage portfolio. The overall loan book grew by 3.72% in USD in spite of a reduction of 3.49% in the consumer portfolio.

Total credit impairment charges, net increased by 68.62% to COP 545 billion compared to COP 323 billion in 2021. This variation is mainly due to the higher provision charges in the consumer portfolio and a specific provision in the construction and real estate segment.

Total fees and commission, net increased by 18.47% to COP 237 billion, mainly driven by higher income generated by merchant acquiring services and ATM fees in spite of an increase in banking services expenses.

Total operating expenses increased by 12.76% due to increases in labor expenses and outsourcing contracts for transformation projects which are partially offset by reductions in bonuses.

Assets attributable to Banking Panama increased by 29.30% during the year, mainly driven by the depreciation of the FX that impacted loans expressed in USD.

Banking Guatemala:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	1,537,801	1,178,615	1,101,638	30.48%	6.99%
Interest income on loans and financial leases	1,509,143	1,109,804	1,012,174	35.98%	9.65%
Total debt investments	27,089	67,772	83,767	(60.03)%	(19.09)%
Total liquidity operations	1,569	1,039	5,697	51.01%	(81.76)%
Interest expenses	(528,459)	(397,138)	(450,091)	33.07%	(11.76)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,009,342	781,477	651,547	29.16%	19.94%
Total credit impairment charges, net	(168,834)	35,841	(297,386)	(571.06)%	(112.05)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	840,508	817,318	354,161	2.84%	130.78%
Expenses from transactions by the operating segments of the Bank	(45,526)	(26,324)	(35,171)	72.94%	(25.15)%
Fees and commissions income	218,554	159,908	176,268	36.67%	(9.28)%
Fees and commissions expenses	(91,424)	(50,144)	(39,871)	82.32%	25.77%
Total fees and commissions, net	127,130	109,764	136,397	15.82%	(19.53)%
Other operating income(1)	129,403	82,855	74,021	56.18%	11.93%
Dividends and net income on equity investments	828	658	953	25.84%	(30.95)%
Total operating income, net	1,052,343	984,271	530,361	6.92%	85.59%
Operating expenses(2)	(577,497)	(464,199)	(423,211)	24.41%	9.69%
Impairment, depreciation and amortization	(54,999)	(102,991)	(132,237)	(46.60)%	(22.12)%
Total operating expenses	(632,496)	(567,190)	(555,448)	11.51%	2.11%
Profit before income tax	419,847	417,081	(25,087)	0.66%	(1,762.54)%
Segment assets	26,143,629	19,510,688	16,304,094	34.00%	19.67%
Segment liabilities	23,635,998	17,763,659	15,052,385	33.06%	18.01%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for Banking Guatemala improved to a profit of COP 420 billion from a profit of COP 417 billion in 2021 due to the reasons described below.

The financial statements expressed in Colombian pesos are affected by the depreciation of the COP against USD, which reached 20.82% during the last year.

Total interest and valuation increased in COP terms by 30.48%, to COP 1,538 billion, and increased by 15.02% when measured in USD, due to a better performance of the loan book mainly driven by the consumer portfolio. The loan portfolio expressed in USD grew by 11.75%, with loans increasing by 4.11% in commercial, 44.94% in consumer, and 16.02% in mortgages.

Total credit impairment charges, net increased by 571.06% to COP 169 billion from COP (36) billion in 2021, due to higher provision charges in line with the consumer portfolio growth and lower provision reversals from the commercial portfolio when compared to 2021.

Total fees and commission, net increased by 15.82% to COP 127 billion mainly due to fees income growth from banking services, electronic services, and ATMs despite the increase in banking services expenses.

Total operating expenses increased by 11.51% to COP 632 billion, mainly due to a reduction in administrative and general expenses that offsets the growth in salaries and bonuses. Assets attributable to Banking Guatemala increased by 34.00% during the year, mainly due to the growth in the loan book and the depreciation of the FX that impacted loans expressed in USD dollars

Trust:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	72	46	32	56.52%	43.75%
Interest income on loans and financial leases	72	46	32	56.52%	43.75%
Interest expenses	(150)	(167)	(166)	(10.18)%	0.60%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(78)	(121)	(134)	(35.54)%	(9.70)%
Total credit impairment charges, net	(796)	(4,595)	(1,270)	(82.68)%	261.81%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(874)	(4,716)	(1,404)	(81.47)%	235.90%
Expenses from transactions by the operating segments of the Bank	(12,658)	(26,584)	(24,159)	(52.38)%	10.04%
Fees and commissions income	318,869	347,878	349,150	(8.34)%	(0.36)%
Fees and commissions expenses	(3,668)	(3,881)	(4,095)	(5.49)%	(5.23)%
Total fees and commissions, net	315,201	343,997	345,055	(8.37)%	(0.31)%
Other operating income(1)	14,897	12,702	13,078	17.28%	(2.88)%
Dividends and net income on equity investments	2,164	28,201	29,145	(92.33)%	(3.24)%
Total operating income, net	318,730	353,600	361,715	(9.86)%	(2.24)%
Operating expenses(2)	(153,377)	(129,923)	(104,005)	18.05%	24.92%
Impairment, depreciation and amortization	(1,630)	(1,548)	(1,379)	5.30%	12.26%
Total operating expenses	(155,007)	(131,471)	(105,384)	17.90%	24.75%
Profit before income tax	163,723	222,129	256,331	(26.29)%	(13.34)%
Segment assets	603,486	638,280	686,895	(5.45)%	(7.08)%
Segment liabilities	126,307	108,254	110,830	16.68%	(2.32)%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for the trust segment decreased by 26.29% to COP 164 billion from COP 222 billion in 2021, due to the reasons described below.

Total fees and commission, net decreased by 8.37% to COP 315 billion, mainly driven by a reduction in commission income from collective investment funds. Total operating income, net decreased 9.86% to COP 319 billion when compared to 2021.

Total operating expenses increased by 17.90% to COP 155 billion, primarily due to an increase in salaries and employee benefits by 13.01% to COP 104 billion from COP 92 billion in 2021.

Assets attributable to the Trust segment decreased of 5.45% during 2022 to COP 603 billion, due to a decrease in equity securities investments.

Liabilities increased by 16.68% to COP 126 billion, due to an increase in liabilities for employee benefits and taxes.

Investment Banking:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	4	—	—	100.00%	0%
Total debt investments	4	—	—	100.00%	0%
Interest expenses	(4)	(7)	(4)	(42.86)%	75.00%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	—	(7)	(4)	(100.00)%	75.00%
Total credit impairment charges, net	(924)	(55)	42	1,580.00%	(230.95)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(924)	(62)	38	1,390.32%	(263.16)%
Revenues from transactions by the operating segments of the Bank	3,404	3,576	20,509	(4.81)%	(82.56)%
Fees and commissions income	86,232	79,531	37,447	8.43%	112.38%
Fees and commissions expenses	(269)	(49)	(61)	448.98%	(19.67)%
Total fees and commissions, net	85,963	79,482	37,386	8.15%	112.60%
Other operating income(1)	671	879	1,524	(23.66)%	(42.32)%
Dividends and net income on equity investments	8,760	(232)	(2,503)	(3,875.86)%	(90.73)%
Total operating income, net	97,874	83,643	56,954	17.01%	46.86%
Operating expenses(2)	(47,997)	(34,905)	(23,658)	37.51%	47.54%
Impairment, depreciation and amortization	(232)	(206)	(217)	12.62%	(5.07)%
Total operating expenses	(48,229)	(35,111)	(23,875)	37.36%	47.06%
Profit before income tax	49,645	48,532	33,079	2.29%	46.72%
Segment assets	2,116,143	2,039,204	1,648,144	3.77%	23.73%
Segment liabilities	80,162	55,743	37,134	43.81%	50.11%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for the Investment Banking segment increased by 2.29% to COP 50 billion from COP 48 billion in 2021, due to the reasons described below.

Total fees and commissions, net increased by 8.15% to COP 86 billion driven by higher fees in structured financing, financial advisory services, and structured securities.

Dividends received and share of profits of equity method investees reported a better result which increased to COP 9 billion from COP (0.2) billion in 2021, due to a higher net income on equity investments. Total operating income, net increased 17.01% to COP 98 billion from COP 83 billion in 2021.

Total operating expenses increased by 37.36% to COP 48 billion, largely, due to an increase in salaries and employee benefits of 24.68% to COP 39 billion.

Assets attributable to Investment Banking increased by 3.77% to COP 2,116 billion, mainly explained by an increase in investments associates and joint ventures.

Liabilities attributable to the Investment Banking segment increased by 43.81% during 2022 to COP 80 billion, due to an increase in liabilities for employee benefits and taxes.

Brokerage:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	12,996	12,277	47,030	5.86%	(73.90)%
Interest income on loans and financial leases	511	28	45	1,725.00%	(37.78)%
Total debt investments	20,024	12,540	17,086	59.68%	(26.61)%
Derivatives	658	(832)	29,209	(179.09)%	(102.85)%
Total liquidity operations	(8,197)	541	690	(1,615.16)%	(21.59)%
Interest expenses	(104)	(73)	(35)	42.47%	108.57%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	12,892	12,204	46,995	5.64%	(74.03)%
Total credit impairment charges, net	3,133	(116)	(1,518)	(2,800.86)%	(92.36)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	16,025	12,088	45,477	32.57%	(73.42)%
Revenues from transactions by the operating segments of the Bank	53,229	59,995	61,393	(11.28)%	(2.28)%
Fees and commissions income	111,366	117,282	112,628	(5.04)%	4.13%
Fees and commissions expenses	(6,160)	(4,135)	(3,597)	48.97%	14.96%
Total fees and commissions, net	105,206	113,147	109,031	(7.02)%	3.78%
Other operating income(1)	13,575	(6,075)	(5,736)	(323.46)%	5.91%
Dividends and net income on equity investments	(4,314)	2,177	(27,930)	(298.16)%	(107.79)%
Total operating income, net	183,721	181,332	182,235	1.32%	(0.50)%
Operating expenses(2)	(153,317)	(119,265)	(88,828)	28.55%	34.27%
Impairment, depreciation and amortization	(1,754)	(1,896)	(1,892)	(7.49)%	0.21%
Total operating expenses	(155,071)	(121,161)	(90,720)	27.99%	33.55%
Profit before income tax	28,650	60,171	91,515	(52.39)%	(34.25)%
Segment assets	326,047	371,278	316,051	(12.18)%	17.47%
Segment liabilities	106,115	125,176	57,800	(15.23)%	116.57%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for the brokerage segment decreased by 52.39% to COP 29 billion from COP 60 billion in 2021, due to the reasons described below.

Total interest and valuation increased by 5.86% to COP 13 billion, mainly due to an increase of 59.68% in debt investments.

Total fees and commissions, net decreased 7.02% to COP 105 billion, mainly due to a decrease of COP 10.6 billion in income from investment funds because of lower managed volumes in securities funds and private equity funds. Total operating income net grew by 1.32% compared to 2021.

Total operating expenses increased by 27.99% to COP 155 billion from COP 121 billion in 2021, mainly driven due to an increase of 16.35% to COP 110 billion in employees´ salaries and benefits.

Assets attributable to the brokerage segment decreased 12.18%, mainly due to a reduction in equity investment portfolio.

Liabilities attributable to the brokerage segment decreased 15.23% during 2022 to COP 106 billion, due to a reduction of liabilities for money market operations.

International Banking:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	512,417	251,135	347,881	104.04%	(27.81)%
Interest income on loans and financial leases	446,028	215,529	293,802	106.95%	(26.64)%
Total debt investments	48,722	35,739	33,885	36.33%	5.47%
Derivatives	—	1	14,995	(100.00)%	(99.99)%
Total liquidity operations	17,667	(134)	5,199	(13,284.33)%	(102.58)%
Interest expenses	(271,280)	(198,012)	(299,755)	37.00%	(33.94)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	241,137	53,123	48,126	353.92%	10.38%
Total credit impairment charges, net	25,029	14,995	(56,122)	66.92%	(126.72)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	266,166	68,118	(7,996)	290.74%	(951.90)%
Revenues from transactions by the operating segments of the Bank	212,049	81,997	118,854	158.61%	(31.01)%
Fees and commissions income	42,021	33,309	28,896	26.16%	15.27%
Fees and commissions expenses	(8,025)	(6,556)	(4,600)	22.41%	42.52%
Total fees and commissions, net	33,996	26,753	24,296	27.07%	10.11%
Other operating income(1)	9,954	11,109	12,939	(10.40)%	(14.14)%
Dividends and net income on equity investments	35	20	32	75.00%	(37.50)%
Total operating income, net	522,200	187,997	148,125	177.77%	26.92%
Operating expenses(2)	(79,814)	(61,191)	(58,073)	30.43%	5.37%
Impairment, depreciation and amortization	(2,626)	(1,993)	(2,631)	31.76%	(24.25)%
Total operating expenses	(82,440)	(63,184)	(60,704)	30.48%	4.09%
Profit before income tax	439,760	124,813	87,421	252.34%	42.77%
Segment assets	35,131,458	24,074,957	20,502,898	45.93%	17.42%
Segment liabilities	23,216,118	15,568,638	13,286,310	49.12%	17.18%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for the international banking segment increased to COP 440 billion from COP 125 billion in 2021 due to the reasons described below.

The financial statements expressed in Colombian pesos are affected by the depreciation of the COP against the USD, which reached 20.82% during the last year. As a result, total interest and valuation increased in COP terms by 104.04%, to COP 512 billion from COP 251 billion in 2021, mainly due to significant growth in the loan book.

Total credit impairment charges, net increased by 66.92% to COP (25) billion from COP (15) billion in 2021, mainly due to a higher volume of provision reversal as a result of better asset quality, shorter duration on the loan portfolio and better macroeconomic variables in the risk models.

Total fees and commissions, net increased by 27.07%, to COP 34 billion, mainly due to a higher volume of transactions consequently with the increase in the number of clients in the international banking segment.

Total operating expenses increased by 30.48% to COP 82 billion, due to investments in digital transformation and product innovation aimed at improving customer experience.

Assets attributable to the international banking segment increased by 45.9%, to COP 35,131 billion, mainly due to the growth in the loan book and the depreciation of the FX that impacted loans expressed in USD dollars.

All Other:

	Year ended December 31,
				Change	Change
	2022	2021	2020	2022-2021	2021-2020
	In millions of COP
Total interest and valuation on financial instruments	113,642	37,898	33,946	199.86%	11.64%
Interest income on loans and financial leases	116,072	36,226	31,767	220.41%	14.04%
Total debt investments	(2,447)	632	658	(487.18)%	(3.95)%
Total liquidity operations	17	1,040	1,521	(98.37)%	(31.62)%
Interest expenses	(99,863)	(52,776)	(63,243)	89.22%	(16.55)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	13,779	(14,878)	(29,297)	(192.61)%	(49.22)%
Total credit impairment charges, net	(29,984)	(17,836)	(13,166)	68.11%	35.47%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(16,205)	(32,714)	(42,463)	(50.46)%	(22.96)%
Expenses from transactions by the operating segments of the Bank	(145,942)	(101,036)	(108,983)	44.45%	(7.29)%
Fees and commissions income	18,161	3,097	2,077	486.41%	49.11%
Fees and commissions expenses	(468)	(2,721)	(3,172)	(82.80)%	(14.22)%
Total fees and commissions, net	17,693	376	(1,095)	4,605.59%	(134.34)%
Other operating income(1)	1,886,750	1,238,893	887,454	52.29%	39.60%
Dividends and net income on equity investments	221,444	196,604	54,010	12.63%	264.01%
Total operating income, net	1,963,740	1,302,123	788,923	50.81%	65.05%
Operating expenses(2)	(857,541)	(633,171)	(477,289)	35.44%	32.66%
Impairment, depreciation and amortization	(88,633)	(95,773)	(111,044)	(7.46)%	(13.75)%
Total operating expenses	(946,174)	(728,944)	(588,333)	29.80%	23.90%
Profit before income tax	1,017,566	573,179	200,590	77.53%	185.75%
Segment assets	9,222,529	7,117,110	10,408,401	29.58%	(31.62)%
Segment liabilities	4,320,836	3,037,853	2,856,435	42.23%	6.35%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2022 versus 2021

In 2022, profit before taxes for All Other increased by 77.53% to COP 1,018 billion from COP 573 billion in 2021, due to the reasons described below.

Other operating income increased by 52.29% to COP 1,887 billion from COP 1,239 billion in 2021, mainly driven by an increase in operating lease income from renting Colombia.

Dividends and net income on equity investments increased from COP 197 billion to COP 221 billion in 2022 because of a better performance from the Viva Malls real estate portfolio.

Total operating expenses increased by 29.80% to COP 946 billion mainly due to an increase in administrative and general expenses highlighting insurance, maintenance, and digital transformation.

Assets attributable to All Other increased by 29.58% to COP 9,222 billion.

B.          LIQUIDITY AND CAPITAL RESOURCES

B.1        LIQUIDITY AND FUNDING

Liquid Assets

One of the main principles of the Bank is to maintain a solid liquidity position. Accordingly, the ALCO Committee has established a minimum level of liquid assets, based on the funding needs of each subsidiary, to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Bank’s reputation.

As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper operation under normal conditions but also to operate under stress market scenarios. During 2022, the Bank maintained a solid liquidity position, with high liquidity levels during the first half of the year.

The following table shows the composition of the liquid assets in the last two years:

Liquid Assets (1)	December 31, 2022	December 31, 2021
High quality Liquid Assets *
Cash	26,299,990	22,641,516
High quality liquid securities	17,739,501	18,258,002
Other Liquid Assets
Other securities **	4,019,688	3,299,371
Total Liquid Assets	48,059,179	44,198,889
(1)	Liquid assets are those that are accepted as collateral by the central banks in Colombia and the other jurisdictions in which Bancolombia operates. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

*High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the central bank.

**Other Securities: Securities issued by financial and corporate entities.

As of December 31, 2022, liquid assets showed a growth of COP 3,860 billion, mainly due to the increase in cash and high-quality liquid securities. This change is a consequence of higher demand deposits, resulting in higher reserve requirements (cash) and excess liquidity, which has been managed through the treasury portfolio with purchases of high-quality liquid securities.

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

Funding Structure

As of December 31, 2022, the Bank’s liabilities reached COP 312,817 billion, a 22.23% increase compared to December 31, 2021. Liabilities denominated in Colombian Pesos increased by 16.24%, and liabilities denominated in U.S. dollars increased by 31.25%. These changes are principally the result of the increase in both COP and USD denominated time deposits and USD denominated saving accounts and borrowings from other financial institutions, offset by a decline in debt securities in issue and COP denominated checking accounts. However, although USD denominated liabilities increased by 31.25%, this increase was affected by the depreciation of the USD/COP exchange rate (20.82% in 2022).

	As of December 31,
	2022	2021
	In millions of COP
Total funding
Peso-denominated	178,861,272	153,871,797
Dollar-denominated.	133,955,910	102,057,793
Total Liabilities	312,817,182	255,929,590

In 2022, the Bank experienced a growth in deposits which reached COP 250,992 billion at year-end, an increase of COP 40,601 billion, or 19.30% compared to the level at December 31, 2021. COP denominated deposits increased by 14.20%, explained mainly by the rise in COP denominated time deposits, while USD denominated deposits increased by 28.12% as a result of the rise in USD denominated saving accounts and time deposits. The ratio of deposits to total assets was 71.14%, decreasing by 144 basis points compared to 2021.

	As of December 31,
	2022	2021
	In millions of COP
Total Deposits	250,992,323	210,390,848

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2022 and 2021:

	2022	2021
Checking accounts	12.9%	15.9%
Time deposits	27.9%	23.2%
Saving accounts	37.8%	41.5%
Other deposits	1.5%	1.6%
Percentage of Total Liabilities	80.1%	82.2%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts.

Deposits as a percentage of the Bank’s total liabilities in 2022 were 80.1%, decreasing from 82.2% of total liabilities at year-end 2021.

The ratio of net loans to deposits (including borrowings from commercial banks) was 94.00% at the end of 2022, increasing from 93.38% as compared to 2021. This change is primarily explained by the increase in net loans and advances to customers, that rose from COP 204,459 billion in 2021 to COP 254,444 billion in 2022, which was higher compared with the growth in deposits (the increase was COP 51,742 billion reaching an amount of COP 270,684 billion in 2022).

	As of December 31,
	2022	2021
Net Loans to Deposits	94.00%	93.38%

The Bank also funds its operations with borrowings from financial institutions, which were used to replace debt securities due in 2022. Nevertheless, in order to maintain a lower cost of funds, the growth of loans was financed mainly by deposits. Additionally, Bancolombia’s borrowings from financial institutions are linked to different market rates/indexes like the IBR, (a short-term benchmark interest rate of Colombian money market liquidity that reflects the price at which banks are willing to lend or borrow funds from financial market), DTF, IPC1, LIBOR and SOFR.

In 2017, the U.K. Financial Conduct Authority announced that it would no longer persuade or require banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement has resulted in uncertainty about the future of LIBOR which is used as interest rate benchmark. On December 31, 2022, Bancolombia had USD 605 million of liabilities linked to LIBOR, which represents 0.93% of total liabilities as of December 31, 2022.

It is important to highlight that two years after the COVID-19 pandemic, the measures and restrictions that were implemented by the government and the Central Bank were eliminated. This led to a normalization of the monetary policy and recovery of economic activity, resulting in the improved performance of the loan portfolio.

In addition, compliance with the Net Stable Funding Ratio in 2022, the increase in inflation and local and international political uncertainty generated additional pressure on the cost of financing operations in the short and long term.

On the other hand, during the second half of the year the Bank issued sustainability linked bonds, the funds from which will be used to provide financing to 1.5 million low-income people and reduce Co2 emissions by 36% over the next three years.

Debt instruments in issue

In 2022, Bancolombia issued COP 640 billion aggregate principal of senior notes (Sustainability Linked Bonds), while Bancolombia Panamá and Banistmo issued notes in amounts of USD 70.8 million and USD 96.6 million, respectively. The carrying amount of debt securities in issue decreased by COP 1,517 billion.

As of December 31, 2022, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 19,575 billion.

The following table shows the Bank´s debt securities in issue maturity profile:

1 The IPC refers to the Consumer Price Index certified by the Colombian statistical bureau (“DANE”)

						2028 and
	2023	2024	2025	2026	2027	thereafter	Total
	InmillionsofCOP
Debt securities in issue	1,898,469	2,684,842	4,823,296	669,666	6,114,839	3,384,877	19,575,989

The following table sets forth the components of the Bank’s liabilities for the years 2022 and 2021:

	As of December,
		% of total		% of total
	2022	funding	2021	funding
	In millions of COP, except percentages
Checking accounts
Peso-denominated	21,583,536	6.9%	25,068,204	9.8%
Dollar-denominated	19,225,320	6.0%	15,498,964	6.1%
Total	40,808,856	12.9%	40,567,168	15.9%
Time deposits
Peso-denominated	42,493,753	13.6%	23,293,195	9.1%
Dollar-denominated	44,644,314	14.3%	36,199,644	14.1%
Total	87,138,067	27.9%	59,492,839	23.2%
Savings accounts
Peso-denominated	84,542,389	27.0%	81,706,915	31.9%
Dollar-denominated	33,901,211	10.8%	24,692,007	9.6%
Total	118,443,600	37.8%	106,398,922	41.5%
Other deposits
Peso-denominated	3,645,007	1.2%	3,264,849	1.3%
Dollar-denominated	956,793	0.3%	667,070	0.3%
Total	4,601,800	1.5%	3,931,919	1.6%
Interbank Deposits
Peso-denominated	—	—%	—	—%
Dollar-denominated	902,132	0.3%	886,405	0.3%
Total	902,132	0.3%	886,405	0.3%
Derivate financial instrument-Liabilities
Peso-denominated	4,696,545	1.5%	1,940,826	0.8%
Dollar-denominated	40,909	0.0%	20,283	0.0%
Total	4,737,454	1.5%	1,961,109	0.8%
Borrowings from other financial institutions (1)
Peso-denominated	4,877,928	1.6%	4,756,488	1.9%
Dollar-denominated	14,814,710	4.7%	3,795,070	1.5%
Total	19,692,638	6.3%	8,551,558	3.4%
Debt instruments in issue
Peso-denominated	4,708,588	1.5%	4,190,779	1.6%
Dollar-denominated	14,867,400	4.8%	16,903,085	6.6%
Total	19,575,988	6.3%	21,093,864	8.2%
Repurchase agreements and other similar secured borrowing
Peso-denominated	167,774	0.1%	723,380	0.3%
Dollar-denominated	21,278	0.0%	39,945	0.0%
Total	189,052	0.1%	763,325	0.3%
Lease liabilities
Peso-denominated	967,902	0.3%	1,004,243	0.4%
Dollar-denominated	932,366	0.3%	814,834	0.3%
Total	1,900,268	0.6%	1,819,077	0.7%
Other liabilities
Peso-denominated	11,177,850	3.6%	7,922,918	3.1%
Dollar-denominated	3,649,477	1.2%	2,540,486	1.0%
Total	14,827,327	4.8%	10,463,404	4.1%
Total funding
Peso-denominated	178,861,272	57.3%	153,871,797	60.2%
Dollar-denominated	133,955,910	42.7%	102,057,793	39.8%
Total Liabilities	312,817,182	100.0%	255,929,590	100.0%
(1)	Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

The following table shows net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities, for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	In millions of COP
Operating activities	6,564,226	6,095,305	11,230,345
Investing activities	(4,654,502)	(650,486)	(7,522,067)
Financing activities	853,436	(6,809,972)	(4,915,440)
Net increase/decrease in cash and cash equivalents	2,763,160	(1,365,153)	(1,207,162)

Operating Activities

In 2022, operating activities resulted in positive net cash as a result of the increase of COP 23,214 billion in deposits by customers, compared with an increase of COP 19,290 billion in 2021, and COP 23,603 billion of interest received, up from COP 15,896 billion in 2021. The increase in loans and advances to customers and financial institutions was COP 37,593 billion, compared with COP 24,057 billion and COP 7,440 billion in 2021 and 2020 respectively.  Interest paid generated a use of cash of COP 7,508 billion in 2022, COP 4,410 billion in 2021 and COP 6,149 billion in 2020. The net change in value of investment securities recognized at fair value through profit and losses was positive by COP 6,321 billion in 2022, compared with 2021 where the net change in value was COP 1,834 billion.

Investing Activities

In 2022, the bank purchased debt securities at amortized cost of COP 4,915 billion, COP 3,722 billion in 2021 and COP 3,670 billion in 2020. The proceeds from maturities of debt securities at amortized cost provided COP 4,260 billion in 2022, COP 2,984 in 2021 and COP 2,728 billion in 2020.

Investing activities related to debt instruments at fair value through OCI provided net cash of COP 235 billion during 2022 and COP 1,848 billion during 2021. Investing activities related to equity securities and interests in associates and joint ventures used net cash of COP 56 billion during 2022, while in 2021 it provided COP 24 billion; and investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 3,117 billion, compared with COP 1,632 billion used during 2021, and COP 1,261 billion in 2020.

Financing Activities

Proceeds from borrowings from other financial institutions provided COP 14,374 billion in 2022, COP 4,182 billion in 2021 and COP 12,453 billion in 2020. The placement of debt securities in issue provided COP 2,138 billion in 2022, COP 1,387 in 2021 and COP 3,766 in 2020. The repayment of borrowings used COP 5,874 billion in 2022, compared with COP 8,447 used in 2021 and COP 14,919 used in 2020; and the payments of debt securities in issue used COP 6,699 billion during 2022, COP 1,871 billion during 2021 and COP 5,382 billion during 2020. Cash was also used to pay dividends to stockholders in the amount of COP 2,310 billion, while in 2021 and 2020 this amount was COP 467 billion and COP 1,555 billion, respectively.

The decrease in repurchase agreements and other similar secured borrowing used cash of COP 579 billion, compared with the COP 1,457 billion used in 2021 and the COP 903 billion provided in 2020.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the owners of Bancolombia amounted to COP 39,089 billion on December 31, 2022, up 21.27% from COP 32,234 billion on December 31, 2021. This increase is mainly explained by the generation of profits during 2022 and the depreciation of the COP versus the USD.

The Bank’s capital adequacy ratio on a consolidated basis was 12.79% as of December 31, 2022, down from 15.49% in 2021.

The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 379 basis points above the minimum 9% required by the Colombian regulator. The basic capital ratio (Tier 1) was 10.37% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 8.21% at the end of 2022. For a full description of the Bank’s capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2022, and 2021:

	As of December 31, 2022		As of December 31, 2021
	In millions of COP, except percentages
Subscribed capital	480,914		480,914
Additional paid-in capital	5,441,658		5,441,658
Financial statements translation adjustment
Legal reserve	14,534,766		15,403,825
Occasional reserves	3,162,401		1,032,012
Non-controlling interest	908,648		1,691,111
Other comprehensive income (loss)	7,749,234		4,860,515
Net income	6,783,490		4,086,795
Retained earnings	1,591,239		1,578,531
Less:
Long-term investments
Prior-year losses	(79,577)		(79,573)
Intangibles assets	(9,836,661)		(8,143,146)
Revaluation property, plant and equipment	(351,871)		(353,205)
Other intangibles	(602,531)		(485,626)
Primary capital (Tier I)	29,650,476		25,513,812
Non-controlling interest
Hybrid bonds	6,109,531		5,175,508
Subordinated bonds	794,881		1,557,649
Other comprehensive income related to investments at fair value
General provisions	12,759		902,736
Computed secondary capital (Tier II)	6,917,171		7,635,894
Less:	(16,136)		(14,599)
Technical Capital (1)	36,551,512		33,135,107
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	10.37%	%	11.92%
Secondary capital to risk-weighted assets (Tier II)	2.41%	%	3.56%
Risk-weighted assets including market risk and operational risk	285,878,639		213,956,057
Technical capital to risk-weighted assets (2)	12.79%	%	15.49%
(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

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

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos, U.S. dollars and Guatemalan quetzals. These positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s foreign exchange rate risk assessment and management. Specifically, the Bank’s exposure to FX risk primarily arises from changes in the USD/COP exchange rate. The exposure to foreign exchange rate risk is managed by the Bank’s Treasury Division. The Bank estimates VaR metrics to limit the exposure to foreign exchange rate risk of its balance sheet in Bancolombia, Valores Bancolombia, Banco Agrícola, Banistmo and BAM. These limits are supervised daily by the Bank’s Market Risk Management Office. The Bank’s Treasury Division manages a derivative portfolio in Bancolombia and Banistmo, which includes forward in FX with the purpose, among others, of hedging its overall currency exposure.

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

B.3       COMMITMENT FOR CAPITAL EXPENDITURES

See Item 4. “Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures”.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Bancolombia, through the Innovation Corporate VP, leads the investments in new business, the internal experimentation methodologies, and runs pilots and POC (Proof of concepts) of new technologies that can enable new opportunities in our industry.

The creations derived from this core innovation activities are protected by a rigorous management of trademarks, copyright regulations, and industrial secret custody. To date, there are no outstanding patents or processes to obtain one. To date, there are no licensing agreements of our solutions or digital creations with non-affiliated entities.

Grupo Bancolombia, through its Research, Development and Innovation Unit, is certified as a Highly Innovative Company by the Ministry of Science, Technology and Innovation of Colombia.

D.       TREND INFORMATION

Following the strong performance of the economies in which Bancolombia operates, 2022 was a year of continued expansion in revenues, loan originations, and fees. Net interest and valuation income in 2022 grew 55.52%. This was mainly due to the following factors: growth of the credit portfolio, higher inflation and higher interest rates that contributed to an increase in margins, coupled with a sound asset quality that allowed to keep provision expenses under control. The following is a brief discussion of recent trends in the company and the economy.

Loan Volume Performance

Gross Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) topped COP 269,924 billion increasing 22.51% year over year. Depreciation of the Colombian Peso against the US dollar was 20.82%, partially impacting the increase in the balance considering that 37.29% of total loans are denominated in foreign currencies. When excluding the FX effect, the actual variation was 14.64%.

All the geographies in which Bancolombia operates reported an annual increase in real terms in its portfolio. All loan categories exhibited good performance; in particular commercial loans experienced accelerated growth when compared to 2021. Consumer loans grew 23.21%, commercial loans 22.57%, mortgages 21.94% and micro lending 3.59%.

Loans in Bancolombia S.A. were 18.7% up on annual basis, performing better than expected, supported by the general positive economic climate in Colombia and by our established strategy to offer preapproved lines of credit with substantial results in the effectiveness ratio. The Colombian economy displayed consistent growth of gross domestic product boosted by private consumption and reflected in the demand for credit. During the second half, a deceleration in loan disbursements following the interest rate hikes by the central bank, especially impacting the consumer book.

Loans in Banco Agricola expanded 10.73% in dollar terms during 2022. Lending activity was strong mostly in the commercial segment, allowing in Banco Agricola to retain the leadership position in the market. After a sharp pandemic-related contraction in 2020, the economy of El Salvador had a significant rebound in 2021 and has continued its recovery in 2022 with satisfactory growth in household consumption that was reflected in a faster development of retail credit demand at Banco Agricola on an annual basis.

Banistmo’s loan book increased 3.72% during 2022 when measured in dollars. Panama has been the country most impacted by the pandemic in Central America, although in the last two years the country has begun to recover from the crisis leading to growth in GDP. Thanks to strong performance in the corporate sector, commercial loans have expanded and contributed the most to loan growth, while remaining the largest share of the portfolio in Banistmo. Retail contracted in 2022 as a result of Banistmo’s tightening the origination risk parameters as a conservative approach aimed at prioritizing asset quality.

Banco Agromercantil reported an increase of 11.75% in its credit portfolio with mixed performance in the various segments. Consumer expanded the most as well as mortgages while commercial reflected slower growth (4.11% increase). Growth in retail loans reached 44.94% year over year and is explained due to the implementation of strategies based in analytics to gain market share in the country by targeting existing customers with the best risk-adjusted returns, granting lines of credit for personal loans, car loans and credit cards. As a result, consumer reflected a gradual increase in the proportion of the total portfolio. Guatemala posted a strong recovery in 2021 and continued to have a good performance in 2022, -even though at a slower rate, due to solid internal consumption, growth of gross capital formation and a balanced dynamism performance across most sectors of the economy.

Foreign-denominated loans increased 8.11% during 2022. The performance of the portfolio in the international banking operation of Bancolombia Panama, Puerto Rico, the USD denominated loans in Colombia, and the operation of Guatemala contributed primarily to the expansion of the dollar denominated portfolio for the consolidated figures.

The loan portfolio may not continue to grow at a similar pace in 2023, due to a slowdown in the global economy.

Net Interest Margin and Valuation

Most of the Bank’s loan book has a variable rate and the re-pricing pace of our assets tends to be faster than that of the Bank’s liabilities.

The annualized net interest margin in a consolidated basis was 6.80% for 2022, an increase increasing when compared to the ratio of 5.09% reported in 2021.

Interest income increased due to the performance of the investment securities portfolio and the loan portfolio. The main factor resulting in the expansion of the net interest margin was the rate hikes and the monetary policy in place during the year by the Colombian Central Bank that caused a significant repricing of loans indexed to floating rates in local currency and higher rates on new originations. To a lesser extent, the change in the mix of the portfolio between segments has contributed to a higher normalized margin over the last few years. The strategy of the Bank has been to focus on increasing the share in retail. The goal of this strategy is to defend margins, optimize the capital allocation and maintain the credit quality within the risk appetite boundaries.

Following the trend of interest rates hikes, the interest rate paid on interest-bearing liabilities increased during the year. A change in the composition of the funding mix also added to the higher funding cost, in which time deposits gained share due to an increasing appetite from customers for higher yields as well as an appetite from the bank to Bank to secure longer maturity deposits to support liquidity and comply with recent regulatory requirements. Customer deposits account for more than 85% of the Bank's funding needs, offering a cost-competitive and stable source of funding.

Cost of credit

For the year 2022, the cost of credit was 1.56% of average loans, an increase when compared to the 1.18% recorded in 2021. This value continued to be below a normalized level relative to the volume of the credit portfolio on a consolidated basis. During the year, the improvement of macroeconomic variables in Colombia, coupled with better asset quality metrics from clients previously covered under COVID-19 credit reliefs, contributed to a lower than usual provision expense. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves, reporting a coverage ratio to PDLs (overdue 30 days) of 168.7% as of December 2022.

E.        CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See Note 2.E. to the Consolidated Financial Statements, Significant Accounting Policies, Use of estimates and judgments.

ITEM 6         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                   DIRECTORS AND SENIOR MANAGEMENT

The following persons acted as directors and senior managers of the Bank:

Directors

●	Gonzalo Alberto Pérez Rojas was born in 1958. Mr. Pérez holds a law degree from Universidad de Medellín and a post-graduate degree in insurance from Swiss Re - Zurich and a CEO Management Program certificate from the Kellogg School of Management. Mr. Pérez was appointed as CEO of Grupo de Inversiones Suramericana on April 1, 2020. He previously served as CEO of Suramericana S.A, Insurance and Social Security Company where he also worked as Vice-president of Insurance and Capitalization, Vice-president of Corporate Business, Manager for Corporate Business and Human Resources Manager. Currently he serves as a member of the board of directors of the subsidiaries of Suramericana (Seguros SURA) in Latin America., and Sura Foundation. Mr. Pérez was a Member of the Board during the period of 1990 to 1994 and has served again since 2004.
●	Juan David Escobar Franco was born in 1969. Mr. Escobar is a Systems Engineer from Universidad EAFIT and has a post-graduate degree in Electronic Business from Tecnológico de Monterrey and an MBA from the same institution. He holds a master in Actuarial Science from Georgia State, and has studied High Management Studies at the Kellogg School of Management, and Digital Transformation at University of Virginia, among other courses associated to project management and direction. Mr. Escobar has been CEO of Seguros Sura Colombia, where he had previously served as Insurance Vice-president, Actuarial Manager and Director of the Automobile Department. Mr. Escobar is a non-independent member of the Bank’s Board of Directors since his appointment in 2020. He has been a member of different boards of directors in the corporate and social sectors.
●	Luis Fernando Restrepo Echavarría was born in 1958. He has a bachelor’s degree in Industrial Management from Georgia Institute of Technology and an MBA degree from the University of Chicago. He has been affiliated with The Marmon Group of Chicago and was part of the Leadership Rotational Program in Chicago at The Rego Company (Planning Production and Industrial Engineering), Hammond Organ Company (Financial and Cost Accounting) and Marmom Keystones (sales). Mr. Restrepo currently serves as CEO of Crystal S.A.S., a company dedicated to the production and commercialization in Latin America of brands such as Gef, Punto Blanco, Baby Fresh and Galax. He is currently a member of the Board of Directors of: Constructora Conconcreto S.A, Etiflex S.A (Litography) and Espumas Plásticas S.A.S - Comodisimos and he previously served on the Board of Directors of ANDI. He is also a member of the Advisory Board of the President of Georgia Tech in the U.S.A. Mr. Restrepo is an independent member of the Bank’s Board of Directors since his appointment in 2016. He has been the Chairman of the Board since April 26, 2022.
●	Andrés Felipe Mejía Cardona was born in 1962. Mr. Mejía is an Economist from Michigan University and has an MBA from Eafit, Studies in Strategic Planning from Universitat de Barcelona, Senior Management from Universidad de los Andes and was part of the Program EXPRO of International Business at CBI Rotterdam, Holland. Mr. Mejía has extensive professional experience in foreign trade and international markets. He is CEO of MU Mecanicos Unidos S.A.S., a company dedicated to metal casting and manufacturer of the Victoria brand. He has been member of the Board of Directors of Edatel, ISA, Isagen, Fabricato, Internexa, XM and Protección S.A. Mr. Mejia is an independent member of the Bank’s Board of Directors since his appointment in 2016.
●	Sylvia Escovar Gómez was born in 1961. Mrs. Escovar is an economist from Universidad de los Andes. She has worked as chief economist of the World Bank´s resident mission in Colombia and was head of the External Credit Division of the National Planning Department (“Departamento Nacional de Planeación” or “DNP”). She served as Head of the Economic Research Service of Banco de la República, Head of the National Public Policy Evaluation System of the DNP and General Director of FES Leadership Foundation. She was Undersecretary of Education and Undersecretary of Finance in Bogotá D.C. and had previously served as Financial Vice President of Fiducolombia. For the last 18 years she has been affiliated with Organización Terpel S.A., where she has held different positions such as Commercial Vice-President, National Fuels Manager, and Financial and

Administrative Manager. She served as Chief Executive Officer from 2012 until December 2020. Since January 2021, she is an strategic advisor to the Board of Directors of Terpel S.A. and a member of the boards of directors of the subsidiaries of this organization. She is currently Chairman of EPS Sanitas and Director of ETB S.A. In March 2020, she was appointed as independent member of the Bank´s Board of Directors.
●	Arturo Condo Tamayo was born in 1967. Arturo holds a Doctorate in business strategy and competitiveness from Harvard Business School. He is President of Universidad EARTH, a Costa Rican institution that educates leaders on sustainability in rural areas and in the past has been President of INCAE Business School and Director of the Latin American Center for Competitiveness and Sustainable Development (LACCSD). He has been a professor in strategy, competitiveness and sustainable development. Currently he is a consultant in strategic planning and competitive, corporate and internationalization strategies for Latin American and Asian companies and organizations. He has also been an advisor to multilateral organizations like the IDB and the World Bank. In 2014, he launched Keyword Centroamérica, a strategic information company he chairs. He is a founding member of Central American Private Sector Initiative (CAPSI), a group of regional leaders focused on improving the Central Americans quality of life through regional actions and of the Global Shapers Community in San Jose, Costa Rica, which is part of the World Economic Forum. He has been recognized by the World Economic Forum (WEF) as a Young Global Leader (YGL). He is a founding board member of the Global Business Oath Project, a project that seeks to change the ethical behavior of business leaders. Arturo Condo was also one of the founders and promoters of the Fintech Association of Central America and the Caribbean in 2016 and a board member of Impesa (2015-2017), a fin-tech with a star product, Monibyte.. He is Board Member of Voces Vitales Costa Rica- NGO, Earth Ventures and The Common Project. Mr. Condo is an independent member of the Bank’s Board of Directors since his appointment in 2016.
●	Silvina Vatnick. PhD candidate in macroeconomics and international finance from Columbia University, New York – Economist from the University of Buenos Aires and holds a master’s degree in economics from UCEMA. Her professional development has been focused on macroeconomic issues, financial and regulatory stability, corporate governance, access to finance, sustainability, and entrepreneurship. She possesses solid technical expertise, and a close understanding of the economy in Latin America, particularly in countries like Colombia and Guatemala. Silvina also has extensive experience in the management of institutional affairs. She is cofounder and director of Global Outcomes LLC, a strategic advisory firm for companies, governments, and public and private institutions interested in Latin America and the world. She is currently Senior Advisor to the US Treasury Department’s Office of Technical Assistance on financial and regulatory stability issues. She´s also a member of the Corporate Governance Task Force at the OECD. In March 2021, she was appointed as an independent member of the Bank´s Board of Directors. In May 2021, she was identified by the Board as the audit committee financial expert.

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

Mauricio Rosillo Rojas was born in 1969. He is the Corporate Vice President of Bancolombia since September 2019. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, and obtained a degree in financial legislation from Universidad de Los Andes, a master’s degree in commercial and economic law from the University of Georgia, and additional training in European Community law from the Free University of Brussels. Mr. Rosillo has held several positions in the public and private sectors, including General Secretary of Federación Colombiana de Compañías de

Leasing (Fedeleasing), Interim Colombian Superintendency of Cooperatives (“Superintendente de Economia Solidaria (encargado)”), Director of Financial Regulation of the Colombian Ministry of Finance, Supervisor of the Securities Market of the Colombian Securities Exchange and President of the Colombian Self-Regulatory Organization (Autoregulador del Mercado de Valores - AMV). He was the Chief Legal Officer of Bancolombia from December 2008 until his appointment as Corporate Vice President in 2019. The Corporate Vice Presidency oversees the Legal Vice Presidency, Financial and Treasury Vice Presidency, Human Resources Vice Presidency, Compliance Vice Presidency and Reputation and Communications Department.

Maria Cristina Arrastia Uribe was born in 1965. She is the Vice President of Business since April 2019. She holds a business administration degree from EAFIT University in Medellin and has worked in various roles in Bancolombia, such as Money Desk Assistant Manager and the regional manager of Corporate Banking in Antioquia. She was the regional manager of Personal Banking and SMEs Antioquia from 1998 to 2009. Between 2009 and 2011, she served as general manager of Sufi. She was appointed vice president of Credit, Consumer, and Housing in October 2011 and 2015 as vice president of Personal and SMEs.The Business Vice-presidency is responsible for leading the individual banking, small and medium enterprises and corporate business segments, as well as consolidating other support areas such as marketing, products, customer service and analytics, among others.

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

Rodrigo Prieto Uribe was born in 1973. He is the Corporate Risks Vice President since March 2011. He is a civil engineer and has a master’s degree in economics from Universidad de los Andes and a master’s degree in finance from Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Prieto has worked at Bancolombia holding several positions at different departments of Bancolombia in Risk, Investment Banking, Financial Planning, Strategic Planning, and Corporate Project Management. He has also been a professor at several universities including Universidad EAFIT, Escuela de Ingeniería de Antioquia and Universidad de los Andes.

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

Cipriano López Gonzalez was born in 1974. He is the Innovation Vice President since 2019. He is a mechanical engineer from Bolivariana Pontifical University, holds an MBA degree from the Bordeaux School of Business in France, and has participated in complementary executive programs in the universities of Harvard, Stanford and Wharton Business School. He has previously worked for SAB-Miller Group as Negotiating Director, DANONE Group in France as the officer in charge of the cereal products category for Europe, and with L’Oreal in France and Spain. From 2010 to 2018 he was CEO of Haceb Industries, where he led the process of innovation and digital transformation, developing new businesses, alliances and a customer-centered culture.

Jose Humberto Acosta was born in 1962. He has been the Financial Vice President since June 2012 and Bancolombia´s Chief Financial Officer since January 2020. He is a Business Administrator from Universidad Externado de Colombia with an MBA from Universidad de la Sabana. He served as manager of International Division, manager of Organization and Methods Division, general coordinator of Merger, among other positions in Corfinsura S.A.

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

B.                   COMPENSATION OF DIRECTORS AND OFFICERS

In 2022, the Bank paid each member of the Board of Directors, who’s residence is in Colombia, a fee of approximately COP 10.7 million per month for membership on the Board, and another fee of approximately COP 10.7 million for attending each session of the committees.

Also, the Bank paid each board member who does not reside in Colombia a fee of approximately USD 3.000 per month for membership on the Board, and another fee of approximately USD 3.000 for attending each session of the committees. In addition, they receive an allowance of USD 250 per day when they must travel.

Both resident and non-resident board members are paid 70% of their fee in cash each month and the other 30% is paid through an investment fund that invests in Bancolombia’s shares. The vesting period in this fund is two years.

The directors did not receive other compensation or benefits, and there is no stock option plan for them.

The Board maintains a committee named the Designation, Compensation and Development Committee, consisting of three of our board members, the goal of which is to define and supervise compensation and organizational development from a strategic perspective. This goal includes the establishment of policies and rules to engage, compensate, and develop senior staff and strategic talent.

The Board of Directors approves the salary increases for corporate vice presidents and authorizes the Chief Executive Officer to determine the salary of the remaining employees.

Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The aggregate amount of remuneration paid by the Bank to senior management during the fiscal year ended December 31, 2022, is disclosed in Note 28. Related party transactions of consolidated financial statements.

The Bank has established an incentive compensation plan that awards bonuses annually or semi-annually to its employees. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of the Bank and its executives’ achievement of established goals. Bonuses are paid in cash and through an investment fund that invests in Bancolombia shares. The vesting period in this fund is three years.

Additionally, until December 2022, the Bank had a retirement plan for senior management, the details of which are disclosed in Note 19 (See Employee benefit plans, Consolidated Financial Statements).

As of December 31, 2022, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, in accordance with Decree 2496 of December 23, 2015 (See Note 19. Employee benefit plans, Consolidated Financial Statements).

C.                   BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of March 17, 2023:

Name	Elected to the Board	Term Expires
Gonzalo Alberto Pérez Rojas	2004	2025
Juan David Escobar Franco	2020	2025
Luis Fernando Restrepo Echavarría	2016	2025
Andrés Felipe Mejía Cardona	2016	2025
Sylvia Escovar Gómez	2020	2025
Arturo Condo Tamayo	2016	2025
Silvina Vatnick	2021	2025

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

Audit Committee

The Bank’s Board of Directors, in compliance with Colombian banking regulations, maintains an Audit Committee that is currently comprised of three members. The current members of the Audit Committee are Messrs. Arturo Condo Tamayo, Andrés Felipe Mejia Cardona and Silvina Vatnick. The Board of Directors elected them as members of the Audit Committee on April 26 of 2022. Each of them serves as an independent member of the Board of Directors.

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

This Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The main purpose of this Committee is to support the Board of Directors by overseeing the effectiveness of the Bank’s internal controls implemented by senior management. Other specific responsibilities of the Committee include: (i) overseeing the integrity of the financial statements, financial reporting process and systems of internal accounting and financial controls; (ii) proposing to the Board of Directors and the Shareholder´s General Meeting external auditors candidates and evaluating their qualifications and independence; (iii) reviewing with management and the external auditors the annual and interim financial statements and reporting the results to the Board of Directors; (iv) approving the annual internal audit plan and its modifications; (v) approving the annual budget, overseeing the activities and evaluating the performance of Internal Audit, who reports directly to the audit committee; (vi) receiving and reviewing reports issued by internal and external auditors; (vii) evaluating the design and implementation of programs and controls aimed to prevent, detect and adequately manage risks related to internal fraud and misconduct; (viii) being informed about relevant frauds and misconduct cases related to the Bank´s employees; (ix) taking measures in cases of fraud that could affect the quality of the financial information; (x) reviewing non recurrent operations with related parties, according to what is stated in the Good Governance Code, and (xi) evaluate and advice the potential conflicts of interests of directors and members of senior management.

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

The Audit Committee meets and reports to the Board of Directors at least monthly and must present an annual report of its activities at the General Stockholders’ Meeting. The Committee met 14 times during 2022.

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

The members of the designation, compensation and development committee are Gonzalo Perez Rojas, Luis Fernando Restrepo Echavarria and Sylvia Escovar Gómez. The committee met 3 times during 2022.

The shareholders establish the remuneration of the members of the Committee in their general meeting.

Good Governance Committee

The Good Governance Committee is composed of three (3) members of the Board of Directors, all independent. Bancolombia’s CEO attends this committee on a permanent basis.

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

The members of the Good Governance Committee are Arturo Condo Tamayo, Sylvia Escovar Gómez and Luis Fernando Restrepo Echavarria. The committee met 4 times during 2022.

The shareholders establish the remuneration of the members of the Committee in their general meeting.

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

The Risk Committee has a charter approved by the Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The members of the Risk Committee are Andrés Felipe Mejía Cardona, Juan David Escobar Franco and Silvina Vatnick. The Risk Committee meets monthly and met a total of 13 times during 2022.

The shareholders establish the remuneration of the members of the Committee in their general meeting.

D.                   EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

Total number of of Bancolombia's employees
As of December 31,	(Bancolombia and its consolidated subsidiaries)
2022	33.140
2021	31.245
2020	30.633

The following table sets forth the number of employees of the Bank for 2022:

Bancolombia and its consolidated subsidiaries
Company	Number of employees
Bancolombia S.A, Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversión (Colombia)	22.324
Banco Agrícola (El Salvador)	2.899
Banistmo (Panamá)	2.299
Bancolombia Panamá and Puerto Rico	152
BAM (Guatemala)	3.485
Subtotal	31.159
Others consolidated subsidiaries	1.981
Total Bancolombia and its consolidated subsidiaries	33.140

As of December 31, 2022, Bancolombia and its consolidated subsidiaries had 33,140 employees, approximately 73.3% are located in Colombia, 8.7% in El Salvador, 10.5% in Guatemala, and 7.4% in Panamá, Puerto Rico and United States, and 51% are operational personnel and 49% are professional or managerial employees.

Bancolombia and the consolidated subsidiaries with the active participation of trade unions are mainly in Colombia. Approximately 27.4% of employees are part of an enterprise trade union called Sintrabancol, 12.5% are members of a sector trade union called UNEB, 3.7% belong to another sector trade union called Sintraenfi, and approximately 3.0%belong to other unions. The companies with active union membership are Bancolombia S.A., Fiduciaria Bancolombia, Valores Bancolombia and Transportempo S.A.S.

During 2022, the Bank employed an average of 214 employees per month through temporary personnel service companies.

Bancolombia delivered benefits to 99% of its employees and their families. These benefits included loans, aid, insurance, psychological support, financial advice, among many more activities for personal development, with a total value of COP 325 billion approximately.

E.                   SHARE OWNERSHIP

The following directors and members of senior management owned common shares in Bancolombia as of December 31, 2022: Gonzalo Alberto Pérez Rojas and Juan David Escobar Franco (directors).

None of the directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2022.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2022, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of December 31, 2022. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

			% Ownership of	% Ownership of
			Common	Preferred	% Ownership of
Name	Common Shares	Preferred Shares	Shares(1)	Shares(1)	Total Shares (1)
Grupo de Inversiones Suramericana S.A (2)	235,012,336	—	46.11%	—%	24.43%
ADR Program	—	126,623,872	—%	28.01%	13.16%
Fondo de Pensiones Obligatorias Porvenir Moderado	46,424,618	12,893,065	9.11%	2.85%	6.17%
Fondo de Pensiones Obligatorias Protección	22,581,862	37,689,517	4.43%	8.34%	6.27%
Fondo Bursátil ISHARES MSCI COLCAP	18,278,373	32,426,897	3.59%	6.36%	5.27%
(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.
(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of December 31, 2022, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 37,193 stockholders. A total of 126,623,872 representing 28.01% of preferred shares were part of the ADR Program and were held by 28 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program increased as a percentage of the ownership of the Bank, from 12.45% as of March 31, 2022, to 13.16% by the end of December 2022. Fondo de Pensiones Obligatorias Porvenir Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 6.17% as of December 31, 2022 compared to 6.93% as of March 31, 2021. Fondo de Pensiones Obligatorias Protección Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 6.27% as of December 31, 2022, compared to 6.71% as of March 31, 2021.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 987,620 million in loans outstanding to related parties as of February 28, 2023. The principal amounts outstanding as of February 28, 2023 included in this amount are:

	Amount	Accrued	Average
Entity	outstanding	Interest	Interest rate
	In millions of COP, except percentages
Subsidiaries Grupo Sura	899,263	15,732	14.24%

For additional information regarding the Bank’s related party transactions, please see Note 28 to the Consolidated Financial Statements.

C.                    INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8        FINANCIAL INFORMATION

A.                 CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1               CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-202.

A.2               LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see Note 21 - “Provisions and Contingent Liabilities” to the Consolidated Financial Statements.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net	Cash dividends	Cash dividends
income earned in:	per share(1)(2)	per share(1)(3)
	(COP)	(U.S.dollars)
2022	3,536	0.735
2021	3,120	0.831
2020	260	0.071
2019	1,638	0.404
2018	1,092	0.344

(1) Includes common shares and preferred shares.

(2)Cash dividends for 2022, 2021, 2020, 2019 and 2018 were paid in quarterly installments.

(3) Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March). In 2022, the amount have beeen converted from pesos at the representative market rate at the end of February.

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

ADRs evidencing ADSs are issuable by The Bank of New York Mellon (the “Depositary”), as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by Bancolombia, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued (as amended, the “Deposit Agreement”).  The Deposit Agreement was amended and restated on January 14, 2008. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiduciaria Bancolombia, as agent of the Depositary, currently located at Carrera 48, No. 26 - 85, Medellin, Colombia or Carrera 11 No. 91-42, Bogotá, Colombia. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

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

On April 25, 2019, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares and rights to subscribe for preferred shares. On April 27, 2022, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares and rights to subscribe for preferred shares.

B.                  PLAN OF DISTRIBUTION

Not applicable.

C.                 MARKETS

The Colombian Securities Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2022, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Securities Exchange was COP 15,169 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 36,831 billion or USD 7.66 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Securities Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Securities Exchange, as of December 31, 2022, was COP 331,595 billion (USD 68,936 billion), with 78 companies listed as of that date.

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

In January and November 2022, the Corporate Governance Code was modified by the Board of Directors in order to strengthen the independence of the board. As part of this, the following criteria were added to those required to qualify a director as non-independent:

i. Employees or managers of Bancolombia or of any of its affiliates, subsidiaries or controllers, or former employees or managers of Bancolombia or of any of its affiliates, subsidiaries or controllers, during the two year period immediately prior to the appointment, except in the case of the re-election of an independent person.

ii. Any of the following persons: (a) the relevant shareholders (b) any person that determines the majority composition of the Bank's administrative or management bodies.

iii. Shareholders, employees or advisers to shareholders, who directly or through an  agreement, direct, guide or control more than ten percent (10%) of the voting rights of the entity or constitute the majority of the entity´s administrative, management or control bodies.

iv. Partners or employees of associations or companies that provide services to, or receive payments from, Bancolombia or its affiliates, subsidiaries or controllers, for: (i) a value greater than US $ 250,000 or corresponding to two percent (2%) or more of the total income of the applicable association or company (whichever is higher) for the last three years, or (ii) when the income for said association or company represents twenty percent (20%) or more of the association or company´s operating income for the prior year.

v. Partners or employees of legal entities or similar (e.g. trusts) that have made payments to Bancolombia or its affiliates, subsidiaries or controllers, for a value greater than US $1 Million or corresponding to two percent (2%) of the total income of the respective company or association (whichever is higher) in the last three years, excluding interest payments or financial services rendered by Bancolombia or its subsidiaries in the ordinary course of business.

vi. Employees or directors of legal entities or similar (e.g., trusts) that receive significant donations from Bancolombia, or from individuals or corporate entities that own shares of the Bank that represent zero-point five percent (0.5%) or more of the voting rights of Bancolombia. A donation will be considered significant when it represents more than twenty percent (20%) of donations received by the employee, director of the non-profit entity, association or society.

vi. Directors, senior management or key executives of an entity whose board of directors includes a legal representative of Bancolombia.

vii. People who receive from the Bancolombia Group any remuneration other than fees as members of the board of directors, the audit committee or any other committee created by the board of directors, or who have received remuneration for an amount greater than US $120,000 for 12 months, in the last three years, other than payments for being a member of the Board of Directors or a Board committee.

viii. Current partners or employees, or individuals who were, within the past three years, partners or employees of the external auditors.

ix. Directors, senior management or key executives or legal representatives of another entity with respect to which any of the current Directors, senior management or key executives or representatives of Bancolombia is a member of the compensation committee.

Elections are made under a proportional representation voting system. Under that system: (i) each holder of common shares is entitled at the annual general shareholders’ meeting to nominate for election one or more directors; (ii) each nomination of one or more directors constitutes a group for the purposes of the election; (iii) each group of nominees must be listed in the order of preference for nominees in that group to be elected; (iv) once all groups have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular group of nominees. Votes may not be cast for particular nominees in a group; they may be cast only for the entire group; (v) the total number of votes casted in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a group of nominees is divisible by the quota of votes, one nominee from that group is elected, in the order of the list of that group; and (vi) when no group has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the group with the highest number of remaining votes cast until all available seats have been filled.

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

As of December 31, 2022, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 39,088 trillion divided into 961,827,000 shares.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings.

Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes: (i) to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year; (ii) to review the annual report prepared by the external auditor; (iii) to determine the compensation for the members of the board of directors, and the external auditor (the external auditor compensation is determined every two years) (iv) to elect, every two years, the members of the board of directors, the external auditor and the Financial Consumer Representative (“defensor del consumidor financiero”). The Financial Consumer Representative´s  primary duty is to solve the individual complaints submitted by clients and users and serve as their spokesman; and (v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

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

In addition, according to Bancolombia´s Good Governance Code, two or more shareholders representing at least 10% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary meetings and extraordinary meetings convened to approve fiscal year-end financial statements, the reduction of the outstanding capital, the merger, spin-off or sale of more than 25% of the assets, liabilities and contracts, must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 15 business days prior to such meeting. Notice of other extraordinary meetings, must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 5 calendar days prior to such meeting listing the matters to be addressed at such meeting.

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

Liquidation Rights

Bancolombia will be dissolved if certain events take place, including the following: (i) its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date; (ii) when, according to the financial statements, there is no realistic alternative to liquidating the entity or ceasing operations, (iii) by decision at the general shareholders’ meeting; and (iv) in certain other events expressly provided by law and in the by-laws.

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

The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 1068 of 2015 and Decree 119 of 2017, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration with the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 1 of 2018 and External Regulating Circular DCIP-83, both as amended, of the Board of Directors of the Central Bank.

Under Colombian law and the Bank’s by-laws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and preferred shares. For a detailed discussion of ownership restrictions see Item 4. “Information on the Company - B. Business Overview - B.8. Supervision and Regulation – Ownership and Management Restrictions”.

E.                 TAXATION

Colombian Taxation

ADRs do not have the same tax treatment as other equity investments in Colombia.

Although ADRs represent Bancolombia’s preferred shares, they are held through a foreign capital fund in Colombia, subject to a specific tax regulatory regime. Accordingly, the applicable law in Colombia to equity investments, particularly those relating to dividends and profits from sales, are not applicable to ADRs, including the Bank’s ADRs.

Under Section 18-1 of the Colombian Tax Code, modified by Law 2010 of 2019, dividends were subject to a dividend tax, as follows:

Foreign Portfolio investment

To determine the income tax concerning the profits earned from the foreign portfolio investments, regardless of the method or vehicle used to invest by the investor, the following rules shall apply:

i.	Dividends subject to CIT at the corporate level are taxed at 10%.
ii.	Dividends that did not pay CIT at the corporate level are subject to the equalization tax at 25% upon distribution, plus a 10% dividend tax on top of it.
iii.	The tax is to by collected via withholding tax on the accrual or cash basis.

Tax residence for Individuals

For Colombian tax purposes, an individual is considered a tax resident if the individual meets any of the following requirements:

-	He or she remains in Colombia (continuously or not) for an aggregate period of 183 calendar days or more, including entry and departure days from the country, within a period of 365 consecutive calendar days. If that requirement is met by considering the days spent in Colombia over two successive fiscal years, the individual would be viewed as a tax resident as of the second fiscal year.

-	Individuals who work for the Colombian Foreign Services in other countries under the Vienna Conventions on Diplomatic and Consular Relations and their income and capital gains are exempt from taxation in the country they serve.

If the individual is a Colombian citizen and falls within any of the following scenarios:

a)	The spouse or dependents are tax residents in Colombia
b)	50% or more of their income is a Colombian-sourced income.
c)	50% or more of their assets are managed in Colombia.
d)	50% or more of their assets are physically located in Colombia.
e)	If the Colombian Tax Office (DIAN) requests evidence of the fiscal residency status in another country and the individual does not provide it.
f)	The individual has a fiscal residence in a non-cooperative jurisdiction, a place of null or minimum taxation, or a preferential tax regime jurisdiction (Tax havens).

Colombian citizens are not considered tax residents for any of the scenarios above if:

a)	50% or more of their annual income has been sourced where they are domiciled; or

b)	50% or more of their assets are located in the jurisdiction where they are domiciled.

Entities

Corporate residence is determined by the place of incorporation of any given company. Companies incorporated in Colombia under Colombian Laws qualify as National Companies and are taxed on their worldwide income. For Colombian tax purposes, a non-resident entity that is effectively managed in Colombia would be considered as a Colombian entity (effective place of management).

Preferred shares

Preferred shares will have the same treatment as financial liabilities for the issuer's tax purposes. The treatment will be the same as financial assets for the holder. This treatment will not apply to listed shares that do not comply with the rest of the requirements established by Section 33-3 of the Colombian Tax Code.

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

You must include any Colombian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of preferred shares, or the Depositary, in the case of

ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Colombian Peso payments made, determined at the spot Colombian Peso / U.S. dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the preferred shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions with respect to preferred shares or ADSs as dividends.

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

PFIC Rules

We believe that preferred shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. In addition, our current position that we do not expect to be a PFIC is based on our position that we qualify for a special rule that treats income recognized by a bank in the active conduct of a banking business as active income for PFIC purposes (the “active bank exception”). It is possible, however, that we may not satisfy the requirements of the active bank exception in the current or a future taxable year, or that the U.S. Internal Revenue Service may issue guidance in the future under which we would not satisfy the requirements of the active bank exception. In such a case, our interest income would be treated as passive income for PFIC purposes and we would therefore be treated as a PFIC. Accordingly, it is possible that we could become a PFIC in the current taxable year or in a future taxable year.

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

FATCA Withholding

Under FATCA, a 30% withholding tax will be imposed on certain payments to certain non-U.S. financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to the 30% withholding tax on payments to them, we and other non-U.S. financial institutions may be required to report information to the IRS regarding the holders of preferred shares or ADSs and to withhold on a portion of payments under the preferred shares or ADSs to certain holders that fail to comply with the relevant information reporting requirements (or hold preferred shares or ADSs directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which 133 final regulations defining the term “foreign passthru payment” are enacted. The rules for the implementation of this legislation have not yet been fully finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the preferred shares and ADSs.

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

ITEM 11        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2022. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

For managing the interest rate risk from banking activities, the Bank analyzes the interest rate mismatches between its interest earning assets and its interest-bearing liabilities, and the impact of interest rate shocks on the change of economic value of equity and net interest income. In addition, the foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

Trading Instruments Market Risk Measurement

The Bank currently measures the Treasury Book exposure to market risk (including over-the-counter derivatives positions) as well as the foreign exchange rate risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments measured under amortized cost which are not being given as collateral and any other investment that comprises the Banking Book, such as non-trading positions excluding the foreign exchange rate risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

The relevant risk exposure categories for which VaR is computed by Bancolombia according to the “Chapter XXI, appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) foreign exchange rate risk; (iii) stock price risk; (iv) fund risk and (v) credit default swaps.

Interest Rate Risk (Treasury Book)

The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately, in accordance with Chapter XXI of the Basic Accounting Circular issued by the Superintendency of Finance. The calculation of the interest rate risk begins with determining the net position in each instrument and estimating its sensitivity, which is calculated by multiplying its net present value (“NPV”) by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the SFC.). The interest rate’s fluctuations are established by the SFC according to historical market performance, as shown in the following table:

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

The interest rate risk VaR decreased from COP 404 billion on December 31, 2021 to COP 340 billion on December 31, 2022, due to the reduction in the position in Colombian government’s treasury bonds (TES) and United States government’s treasury bonds. During the year 2022, the average interest rate risk VaR was COP 381 billion, the maximum value COP 411 billion, and the minimum value COP 340 billion.

Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund Risk (Treasury Book)

The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“p”). The p is determined by the Superintendency of Finance, as shown in the following table:

Figure 2. Sensitivity Factor for foreign exchange rate Risks, Equity Risks and Fund Risks

Currency	Sensitivity Factor
USD	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%

The foreign exchange rate risk VaR decreased from COP 88 billion as of December 31, 2021 to COP 78 billion as of December 31, 2022 due to the decrease in the position in United States Dollars in Bancolombia’ s portfolio. Between December 31, 2021 and December 31, 2022, the average foreign exchange rate risk VaR was COP 119 billion, the maximum value COP 202 billion, and the minimum value COP 78 billion. Current foreign exchange rate risk primary arises from the USD exposure of Bancolombia in foreign exchange derivatives.

The equity risk VaR decreased from COP 100 billion as of December 31, 2021 to COP 85 billion as of December 31, 2022 mainly due to the decrease in the brokerage firm’s trading position, and a reduction of the market value of the assets. Between December 31, 2021 and December 31, 2022, the average equity VaR was COP 98 billion, the maximum value COP 105 billion, and the minimum value COP 85 billion.

The fund risk, which arises from investment in mutual funds, increased from COP 225 billion as of December 31, 2021 to COP 388 billion as of December 31, 2022 mainly due to the increased exposure of the Fund Colombia Inmobiliario. Between December 31, 2021 and December 31, 2022, the average fund risk VaR was COP 294 billion, the maximum value COP 388 billion, and the minimum value COP 225 billion.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the foreign exchange rate risk, the stock price risk, fund risk and the credit default swaps risk which are calculated as the algebraic sum of Bancolombia and each of its subsidiaries’ exposure to these risks. Currently, Bancolombia does not present exposure to credit default swaps risk.

The total market risk VaR, increased 9.1%, going from COP 817 billion in December 31, 2021 to COP 892 billion as of December 31, 2022, and due mainly to increase in the fund risk mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2021 and December 2022.

	As of December 31,
	2022	2021
	In millions of COP
Interest Rate Risk VaR	340,107	403,556
Foreign Exchange Rate Risk VaR	78,165	88,477
Equity Risk VaR	85,345	99,895
Fund Risk VaR	387,952	225,373
Total VaR	891,569	817,302

Between December 31, 2021 and December 31, 2022, the average Total VaR was COP 893 billion, the maximum value COP 1,059 billion, and the minimum value COP 783 billion.

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

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2022 and December 31, 2021:

Interest Rate Risk
	As of December 31,
	2022	2021
	In millions of COP
Assets sensitivity 100 bps	1,060,949	859,122
Liabilities sensitivity 100 bps	545,911	419,027
Net interest income sensitivity 100 bps	515,038	440,095

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2022 and December 31, 2021:

Interest Rate Risk
	As of December 31,
	2022	2021
	In millions of US dollars
Assets sensitivity 100 bps	85	77
Liabilities sensitivity 100 bps	72	55
Net interest income sensitivity 100 bps	13	22

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

Total Exposure

As of December 31, 2022, the net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 515 billion. The change in the net interest income sensitivity between 2022 and 2021 is due to the increase in the sensitivity of float loans.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 100 basis points, was USD 13 million at December 31, 2022, compared with USD 22 million at December 31, 2021. The decrease in net interest income sensitivity was due to the increase of the liabilities sensitivity due to the rise of loans with other banks.

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

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in Industrial and financial sectors. The market value of those investments increased by 13% during the year, from COP 50 billion as of December 31 st, 2021 to COP 57 billion as of December 31, 2022, as a result mainly driven by the increase in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2022	2021
	In millions of COP
Market Value	56,607	49,925
Delta	14.70%	14.70%
Sensitivity	8,321	7,339

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 8 billion in the structural equity investments market value, from COP 57 billion to COP 48 billion.

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

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agree¬ment terminates.

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

D.4.i.       FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2022 to December 31, 2022, the depositary reimbursed Bancolombia USD 350,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 287 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

ITEM 14       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

At the General Shareholders’ Meeting held on March 18, 2022, an amendment to the bylaws was approved, which included, among others:

●	Changes to Article 34 (Mechanisms for Conflict Resolution): The arbitration clause was updated and simplified to extend its application to conflicts involving management and Directors, and deletes the friendly intermediaries figure.

The new article is as follows:

Article 34. Mechanisms for Conflict Resolution. Differences arising among shareholders regarding the general management of the Bank, its operations, projects and businesses, shall be discussed and resolved in the General Shareholders’ Meeting pursuant to the provisions of the law and these Bylaws.

An attempt will be made to resolve individual conflicts arising between the Bank and the shareholders or its directors or senior management, or among the shareholders themselves through direct agreement, and this attempt will extend over a period of thirty (30) business days as of the date either party should notify the other in writing either via e-mail or any other written medium.

Disputes arising between the shareholders and the Bank or its directors or senior management, or among the shareholders, in their capacity as shareholders, for so long as the Bank shall exist, through the time of its dissolution and during the period of its liquidation, that cannot be resolved by direct agreement in thirty (30) business days, shall be submitted to the binding decision of an arbitration tribunal that will sit in the Arbitration and Settlement Center of the Chamber of Commerce of Bogota and be subject to the following rules:

(i) The Tribunal will be made up of three (3) arbitrators appointed of common accord by the parties, within ten (10) business days of a request submitted by either party to the other. If no agreement can be reached, this appointment will be made by the Arbitration and Settlement Center of the Chamber of Commerce of Bogota, from a list of ten names submitted of common accord by the parties during the ten business days following expiration of the previous deadline, or, failing this, will made the appointments according to the Chamber’s regulations. A party is understood to be a person or a group of persons that share the same claim.

(ii) The regulations of the Arbitration and Settlement Center of the Chamber of Commerce of Bogota will apply.

(iii) The Tribunal will rule according to the law.

●	Changes to Article 39 (Notice of meeting) to align the notice of meetings to the times set out in the current corporate law. The new article is as follows:

Article 39. Notice of meeting.

The notice of meetings both regular and special of the General Meeting of Shareholders, shall be transmitted by notice published at least on one daily newspaper of wide circulation in the city domicile of the Bank.

The notice of meetings where end-of-term balances, increase of authorized capital, or diminishing of subscribed capital, demerging, fusion of assets, liabilities, and contracts which represent more than 25% of the total of them are to be examined shall be made at least fifteen (15) business days before the date appointed for the meeting; in the other cases, such notice shall be made five (5) calendar days in advance.  To compute these days, neither the day of the notice nor the day of the meeting shall be counted. The notice for special meetings shall be accompanied with the corresponding agenda.

When it is intended to discuss the increase of the authorized capital or the decrease of the issued capital, demerging, fusion or cession of assets, liabilities and contract which represent more than 25% of the total of them, these points shall be included in the Agenda and in the Notice of Meeting.

For this proposal, the Directors shall prepare a report on the motives of such proposal, which will remain at the disposal of the shareholders fifteen calendar days (15) before the date of the meeting. For merging, demerging or transformation, the notice will indicate the possibility of shareholders to exercise the right to withdraw.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2022, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank’s internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2022, has been audited by PwC Contadores y Auditores S.A.S. located in Colombia, with PCAOB ID 6466, an independent registered public accounting firm, which report is included on page F-5 of this annual report.

In addition, there were no changes in Bank’s internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonable likely to materially affect the Bank’s internal control over financial reporting.

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

The last update of the Corporate Governance Code was in March 2023.

The Bank also has a phone line called the “ethics line” (“línea ética”) which is available for anonymous reporting of any evidence of improper conduct.

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards, as follows: Independence of Directors, Non-Executive Director Meetings, Committees of the Board of Directors and Stockholders’ Approval of Dividends. For more detail, see Item 16. “G Corporate Governance”.

C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 19,274 and COP 17,828 million audits carried out by audited by PwC

Contadores y Auditores S.A.S. and by the member firms of the PwC network located in Panamá, El Salvador, Guatemala and Puerto Rico which are the auditors of the Group’s components for the years 2022 and 2021, respectively.

Additionally, the amount of fees not billed as of December 31, 2022 and 2021 for the audit of fiscal by PwC Contadores y Auditores S.A.S. and auditors of the Group’s components is approximately to COP 4,034 and COP 3,895, respectively.

Tax Fees

For the years ended December 31, 2022 and 2021, Bancolombia did not contract professional services related with tax compliance, tax advice or tax planning rendered by PwC Contadores y Auditores S.A.S. and auditors of the Group’s components.

All Other Fees

In 2022 and 2021, Bancolombia paid no other fees to PwC Contadores y Auditores S.A.S. and auditors of the Group’s components.

Pre-Approval Policy and Procedure

The Bank’s audit committee charter and the Bank’s good Governance Code require that all additional services to be provided by the external auditors must be previously approved by the Audit Committee.

During 2022, there were no services approved by the audit committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have not been any purchases by Bancolombia or any affiliated purchaser (as defined in 17CFR240.10b-18(a) (3)) of shares or any other units of any class of equity securities issued by Bancolombia during 2022.

Colombian law prohibits the repurchase of shares issued by banks. Therefore, Bancolombia may not repurchase its own issued securities.

F.                  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

G.                  CORPORATE GOVERNANCE

Bancolombia, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules, is permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. The Bank follows corporate governance practices applicable to Colombian companies and those described in the Bank’s Corporate Governance Code, which in turn follows Colombian corporate governance rules. An English translation of the Corporate Governance Code is available at Bancolombia’s website at www.grupobancolombia.com. The Spanish prevails for all legal purposes.

In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 029 of 2014, issued by the SFC, contains the corporate governance standards to be followed by companies issuing securities.

Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 2555 of 2010, the External Circulars 031 of 2021 and 012 of 2022 regulate the information disclosure requirements, including relevant and periodical information for the Colombian securities issuers. Bancolombia’s corporate governance standards comply with these legal requirements and Bancolombia has implemented additional corporate governance measures pursuant to regional recommendations including the OECD White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Corporate Governance Code.

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards.

●	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment, and requires that at least 5 of the 7 directors must be independent. The Corporate Governance Code also includes additional independence standards that must be met by 5 of 7 directors. As of December 31, 2022, the Bank’s board of directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. “Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.
●	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors, and members of senior management may attend the meetings of the board of directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.
●	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee and an Audit Committee, each of which is composed exclusively of directors (Audit Committee and Corporate Governance Committee are composed exclusively of independent directors, whereas the other committees have both independent and non-independent directors). For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee, Audit Committee and Risk Committee, see Item 6. “Directors, Senior Management and Employees – C. Board Practices”.
●	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.                  MINE SAFETY DISCLOSURES

Not applicable.

I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

See Item 18.

ITEM 18       FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-202.

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

2.4	Description of securities registered under section 12 of the u.s. securities exchange act of 1934
8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 3, 2023.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 3, 2023.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 3, 2023.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 3, 2023.
15.1	Consent of PwC Contadores y Auditores S.A.S.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL Cover Page Interactive Data File

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

Date: April 3, 2023

CONSOLIDATED FINANCIAL STATEMENTS

2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bancolombia S. A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31, 2022 and 2021 and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

Report of Independent Registered Public Accounting Firm

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

Allowance for loans, advances and lease losses

As described in Notes 2 (section D.7.4.5, E.1 and E.10), 6 and 31 to the consolidated financial statements, management assesses the adequacy of the allowance for loan losses based on evaluations of the loan portfolio utilizing objective and subjective criteria. As of December 31, 2022, the allowance for loan losses was COP$15,479,640 million on total loans of COP$269,923,739 million. As disclosed by management, Expected Credit Losses (ECL) are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in Stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, information on the credit behavior, and the future cash flows expected from the client.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

Report of Independent Registered Public Accounting Firm

The principal considerations for our determination that performing procedures relating to the Bank’s allowance for loans, advances and lease losses is a critical audit matter are, (i) the significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining: probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in Stage 3 analysis of the debt profile of each debtor, information on the credit behavior and the future cash flows expected from the client, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these assumptions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Bank’s allowance for loans, advances and leasing losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others: testing management’s process for estimating the allowance for loan, advances and lease losses by (i) evaluating the appropriateness of the models utilized for the estimation of the expected loss parameters and the reasonableness of the significant assumptions, such as default at 12 months and lifetime, loss given default and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios, and evaluating the adjustments, (ii) testing the completeness and accuracy of the data used in the estimate and the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s estimation of the future cash flows expected from the client, estimated by management in the impairment for the credit portfolios. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models utilized by management, methodologies and the reasonableness of the assumptions used in the credit loss estimates.

Goodwill Impairment Assessment

As described in Notes 2 (sections D.13, E.2 and E.10) and 9.2 to the consolidated financial statements, the Bank’s consolidated goodwill balance was COP$9,836,661 million as of December 31, 2022. The Bank tests goodwill recognized upon business combinations for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of the cash generating units may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount is determined by management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. Determination of recoverable amount requires management to make assumptions and use estimates to forecast cash flows for periods that are beyond the normal requirements of management reporting; the assessment of the appropriate discount rate and growth rate, estimation of the recoverable amount of cash generation units and the valuation of the separable assets of each business whose goodwill is being reviewed.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of all reporting units is a critical audit matter are the significant judgment by management when developing the recoverable amount measurement of the cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to discount rate and growth rate, and other assumptions commonly used to determine the recoverable value of the goodwill. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Bank’s cash generating units. These procedures also included, among others, testing management’s process for developing the recoverable amount estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the assumptions used by management were reasonable considering: (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and other assumptions used to determine the recoverable value of the goodwill. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Bank’s discounted cash flow model and the reasonableness of certain significant assumptions, relating to the discount rate and growth rate.

/s/ PwC Contadores y Auditores S. A. S.

Medellín, Colombia

April 3, 2023

We have served as the Company’s auditor since 2020.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2022 and 2021

(Stated in millions of Colombian pesos)

	Note	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	4	31,645,291	25,329,846
Financial assets investments	5.1	27,940,140	29,289,301
Derivative financial instruments	5.2	4,961,237	2,454,005
Financial assets investments and derivative financial instruments		32,901,377	31,743,306
Loans and advances to customers		269,923,739	220,323,483
Allowance for loans, advances and lease losses		(15,479,640)	(15,864,482)
Loans and advances to customers, net	6	254,444,099	204,459,001
Assets held for sale and inventories, net	13	608,449	546,794
Investment in associates and joint ventures	8	2,915,633	2,720,559
Investment properties	11	3,994,058	3,132,220
Premises and equipment, net	10	6,727,066	5,100,652
Right-of-use assets, lease	7.2	1,827,108	1,695,865
Goodwill and intangible assets, net	9	10,439,192	8,628,772
Deferred tax, net	12.5	764,594	746,375
Other assets, net	14	6,547,866	5,751,658
TOTAL ASSETS		352,814,733	289,855,048
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	250,992,323	210,390,848
Interbank deposits and repurchase agreements and other similar secured borrowing	16	1,091,184	1,649,730
Derivative financial instruments	5.2	4,737,454	1,961,109
Borrowings from other financial institutions	17	19,692,638	8,551,558
Debt instruments in issue	18	19,575,988	21,093,864
Lease liabilities	7.2	1,900,268	1,819,077
Preferred shares		584,204	584,204
Current tax		965,180	261,653
Deferred tax, net	12.5	633,361	1,016,586
Employee benefit plans	19	765,371	838,237
Other liabilities	20	11,879,211	7,762,724
TOTAL LIABILITIES		312,817,182	255,929,590
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	23	15,930,665	14,661,007
Retained earnings		3,278,164	3,273,788
Net income attributable to equity holders of the Parent Company		6,783,490	4,086,795
Accumulated other comprehensive income, net of tax		7,758,216	4,874,389
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		39,088,903	32,234,347
Non-controlling interest		908,648	1,691,111
TOTAL EQUITY		39,997,551	33,925,458
TOTAL LIABILITIES AND EQUITY		352,814,733	289,855,048

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2022	2021	2020
Interest on loans and financial leases
Commercial		10,950,463	6,073,718	6,814,749
Consumer		7,821,758	5,362,194	5,472,703
Small business loans		172,384	135,914	139,250
Mortgage		3,377,432	2,331,971	1,876,304
Financial leases		2,461,456	1,440,493	1,829,971
Total interest income on loans and financial leases		24,783,493	15,344,290	16,132,977
Interest on debt instruments using the effective interest method	25.1	588,792	311,488	308,453
Total Interest on financial instruments using the effective interest method		25,372,285	15,655,778	16,441,430
Interest income on overnight and market funds		61,962	9,413	32,362
Interest and valuation on financial instruments	25.1	1,362,700	470,554	214,858
Total interest and valuation on financial instruments		26,796,947	16,135,745	16,688,650
Interest expenses	25.2	(8,442,470)	(4,351,556)	(5,863,008)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		18,354,477	11,784,189	10,825,642
Credit impairment charges on loans, advances and financial leases, net	6	(3,721,353)	(2,521,178)	(7,335,755)
Credit (impairment) recovery for other financial instruments	5.1 - 21.1	(70,344)	100,648	(190,694)
Total credit impairment charges, net		(3,791,697)	(2,420,530)	(7,526,449)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		14,562,780	9,363,659	3,299,193
Fees and commissions income	25.3	6,370,526	5,293,804	4,598,413
Fees and commissions expenses	25.3	(2,590,166)	(1,860,683)	(1,561,585)
Total fees and commissions, net		3,780,360	3,433,121	3,036,828
Other operating income	25.4	2,053,435	2,022,141	1,844,572
Dividends and net income on equity investments	25.5	235,854	328,344	123,325
Total operating income, net		20,632,429	15,147,265	8,303,918
Operating expenses
Salaries and employee benefits	26.1	(4,417,656)	(3,782,596)	(3,044,730)
Other administrative and general expenses	26.2	(4,559,900)	(3,740,506)	(3,346,859)
Taxes other than income tax	26.2	(929,512)	(719,593)	(765,766)
Impairment, depreciation and amortization	26.3	(980,575)	(920,558)	(837,790)
Total operating expenses		(10,887,643)	(9,163,253)	(7,995,145)
Profit before income tax		9,744,786	5,984,012	308,773
Income tax	12.3	(2,748,421)	(1,776,225)	6,586
Net income		6,996,365	4,207,787	315,359
Net income attributable to equity holders of the Parent Company		6,783,490	4,086,795	275,994
Non-controlling interest		212,875	120,992	39,365
Basic and Diluted earnings per share to common shareholders, stated in units of pesos	27	7,113	4,309	347

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Colombian pesos)

	Note	2022	2021		2020
Net income		6,996,365	4,207,787		315,359
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		69,249	7,444		8,556
Income tax	12.4	(25,090)	(1,791)		(4,940)
Net of tax amount		44,159	5,653		3,616
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain/(loss)		33,354	3,994		(132,593)
Income tax	12.4	(1,282)	48,153	(1)	37,736
Net of tax amount		32,072	52,147		(94,857)
Gains on asset revaluation		-	-		3,561
Income tax	12.4	(71)	(142)		(1,211)
Net of tax amount		(71)	(142)		2,350
Total other comprehensive income that will not be reclassified to net income, net of tax		76,160	57,658		(88,891)
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
Gain on investments recycled to profit or loss upon disposal		15,250	34,440		19,249
Unrealized (loss)/gain		(182,729)	(101,544)		39,089
Unrealized (loss)/gain for fair value hedging		(3,647)	6,285		(5,459)
Changes in loss allowance for credit losses		(1,259)	(233)		432
Income tax		7,843	9,527		(5,612)
Net of tax amount		(164,542)	(51,525)		47,699
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		4,064,795	2,513,742		339,475
Loss on net investment hedge in foreign operations		(1,833,087)	(1,207,052)		(341,792)
Income tax	12.4	746,232	493,346		39,443
Net of tax amount(2)		2,977,940	1,800,036		37,126
Unrealized (loss)/gain on investments in associates and joint ventures using equity method		(1,929)	2,913		5,020
Income tax	12.4	(1,221)	(982)		(89)
Net of tax amount		(3,150)	1,931		4,931
Total other comprehensive income that may be reclassified to net income, net of tax		2,810,248	1,750,442		89,756
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		2,886,408	1,808,100		865
Other comprehensive income, attributable to the Non-controlling interest		3,441	6,540		441,199
Total comprehensive income attributable to:		9,886,214	6,022,427		757,423
Equity holders of the Parent Company		9,669,898	5,894,895		276,859
Non-controlling interest		216,316	127,532		480,564
(1)	Includes income tax to partial payments of asset-backed securities transferred to retained earnings and reclassification of income tax on investments in associates that were transferred from retained earnings to OCI.
(2)	The increase relates to devaluation of the Colombian peso against the U.S. dollar amounting to 20.82% in 2022 and 15.98% in 2021.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
							Debt							Attributable
	Share	Additional	Appropiated		Equity		instruments							to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities		at fair value	Revaluation		Employee		Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI		through OCI	of assets	Associates	Benefits		earnings	Income	Company	interest	equity
Balance as of January 1, 2022	480,914	4,857,454	14,661,007	4,784,274	135,364		3,972	2,208	13,874	(65,303)		3,273,788	4,086,795	32,234,347	1,691,111	33,925,458
Transfer to profit from previous years	-	-	-	-	-		-	-	-	-		4,086,795	(4,086,795)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2021, at a rate of COP 3,120 per share.	-	-	-	-	-		-	-	-	-		(2,943,199)	-	(2,943,199)	-	(2,943,199)
Other reserves	-	-	1,269,658	-	-		-	-	-	-		(1,299,084)	-	(29,426)	-	(29,426)
Realization of retained earnings	-	-	-	-	(15,408)	(1)	-	-	798	12,029	(2)	2,581	-	-	-	-
Others	-	-	-	-	-		-	-	-	-		11,776	-	11,776	-	11,776
Acquisition Non-controlling interest (3)	-	-	-	-	-		-	-	-	-		145,507	-	145,507	(961,588)	(816,081)
Non-controlling interest	-	-	-	-	-		-	-	-	-		-	-		(37,191)	(37,191)
Net Income	-	-	-	-	-		-	-	-	-		-	6,783,490	6,783,490	212,875	6,996,365
Other comprehensive income	-	-	-	2,977,940	32,072		(164,542)	(71)	(3,150)	44,159		-	-	2,886,408	3,441	2,889,849
Balance as of December 31, 2022	480,914	4,857,454	15,930,665	7,762,214	152,028		(160,570)	2,137	11,522	(9,115)		3,278,164	6,783,490	39,088,903	908,648	39,997,551
(1)	Mainly corresponds to partial payments of asset-backed securities investments.
(2)	Corresponds to termination to the Pension Premium Plan. For further information see Note 19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium.
(3)	During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the Parent Company’s’ participation in said the private equity fund increased to 80.47%. For further information see Note 1 Reporting Entity.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2022, 2021 and 2020

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

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
								Debt						Attributable
	Share	Additional	Appropiated			Equity		instruments						to owners		Non-
	Capital	Paid in	Reserves	Translation		Securities		at fair value	Revaluation		Employee	Retained	Net	of Parent		Controlling		Total
	(Note 22)	capital	(Note 23)	adjustment		through OCI		through OCI	of assets	Associates	Benefits	earnings	Income	Company		interest		equity
Balance as of January 1, 2020	480,914	4,857,454	10,413,092	2,947,112		432,748		7,798	-	7,012	(74,572)	4,695,010	3,117,351	26,883,919		1,921,700		28,805,619
Transfer to profit from previous years	-	-	-	-		-		-	-	-	-	3,117,351	(3,117,351)	-		-		-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2019, at a rate of COP 1,638 per share.	-	-	-	-		-		-	-	-	-	(1,517,771)	-	(1,517,771)		-		(1,517,771)
Other reserves	-	-	3,417,360	-		-		-	-	-	-	(3,437,360)	-	(20,000)	(1)	-		(20,000)
Realization of retained earnings	-	-	-	-		(131,949)	(2)	-	-	-	-	131,949	-	-		-		-
Others	-	-	152	-		-		-	-	-	-	8,877	-	9,029		-		9,029
Acquisition of the 40% of the common stock of Grupo Agromercantil Holding (GAH)(3)	-	-	-	-		-		-	-	-	-	913,193	-	913,193		(913,193)		-
Non-controlling interest	-	-	-	-		-		-	-	-	-	-	-	-		80,913		80,913
Net Income	-	-	-	-		-		-	-	-	-	-	275,994	275,994		39,365		315,359
Other comprehensive income	-	-	-	37,126	(4)	(94,857)		47,699	2,350	4,931	3,616	-	-	865		441,199	(4)	442,064
Balance as of December 31, 2020	480,914	4,857,454	13,830,604	2,984,238		205,942		55,497	2,350	11,943	(70,956)	3,911,249	275,994	26,545,229		1,569,984		28,115,213
(1)	Corresponds to the use of the donations for social purposes reserve, approved by the shareholders.
(2)	Mainly corresponds to partial payments of asset-backed securities investments.
(3)	On September 29, 2020, the Bank acquired an additional 40% of the common stock of Grupo Agromercantil Holding (GAH), after obtaining the necessary regulatory approvals. The purchase price paid was USD 289,144,606. For further information see Note 1. Reporting Entity.
(4)	As of September 30, 2020, the Bank determined that the presentation of the amounts of non-controlling interest, disclosed in its consolidated financial statements were incorrect due to a miscalculation in the translation from US dollars to Colombian pesos of the fair value of non-controlling interest in Grupo Agromercantil Holding S.A and therefore should be corrected. The was originated when the Bank, applying the acquisition method, registered the fair value of the non-controlling interest of Grupo Agromercantil Holding S.A., using an incorrect exchange rate to translate US dollars to Colombian pesos. Since the acquisition date, the error amounted to COP315,138 without any variation. For the purposes of the financial statements ending December 31, 2020, the Bank has increased the non-controlling interest line and decreased Accumulated foreign currency translation adjustments line by COP315,138, both in shareholders’ equity and, no other effects in accounts of financial statements were identified. According to the analysis performed, the Bank determined that the correction of the presentation of the non-controlling interest and translation adjustment should not be considered material for the financial statements, given the quantitative analysis and all qualitative considerations. For that reason, the figures of non-controlling interest and translation adjustment have been corrected as of December 31, 2020 as an out of period adjustment.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Colombian pesos)

	2022	2021	2020
Net income	6,996,365	4,207,787	315,359
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	949,448	855,167	736,367
Other assets impairment	31,127	65,391	101,423
Impairment of investments in associates and joint ventures(1)	9,633	1,733	4,399
Equity method	(219,105)	(199,652)	(136,596)
Credit impairment charges on loans and advances and financial leases	3,721,353	2,521,178	7,335,755
Credit impairment (recovery) charges on off balance sheet credit and other financial instruments	70,344	(100,648)	190,694
Gain on sales of assets held for sale and inventories	(171,482)	(227,445)	(65,932)
Valuation gain on investment securities	(1,786,416)	(790,063)	(814,164)
Loss upon disposal of investment in subsidiary, associates and joint ventures(2)	41,434	-	-
Valuation (losses) gain on derivative financial instruments	(68,055)	(319,524)	(629,258)
Income tax	2,748,421	1,776,225	(6,586)
Bonuses and short-term benefits	640,458	526,273	11,816
Dividends	(59,072)	(108,079)	(14,217)
Investment property valuation	(236,617)	(67,762)	3,501
Other non-cash items	22,632	(29,076)	(4,710)
Net interest	(16,341,023)	(10,992,734)	(10,269,969)
Change in operating assets and liabilities:
Decrease in derivative financial instruments	348,554	245,064	236,143
Decrease (Increase) in accounts receivable	515,052	(489,266)	(408,015)
Increase in loans and advances to customers	(37,593,875)	(24,057,389)	(7,440,568)
(Increase) Decrease in other assets	(724,769)	(278,776)	83,393
Increase (Decrease) in accounts payable	2,719,586	1,271,347	(10,507)
Decrease in other liabilities	(127,044)	(296,865)	(120,429)
Increase in deposits by customers	23,214,318	19,290,140	21,007,104
(Decrease) Increase in estimated liabilities and provisions	(31,945)	21,629	(6,098)
Net changes in investment securities recognized at fair value through profit or loss	6,321,440	1,834,085	(7,514,600)
Proceeds from sales of assets held for sale	778,328	735,788	382,139
Recovery of charged-off loans	674,966	565,436	436,908
Income tax paid	(2,057,388)	(1,441,413)	(1,145,887)
Dividend received	81,899	90,822	90,737
Interest received	23,603,725	15,896,674	15,031,229
Interest paid	(7,508,066)	(4,410,742)	(6,149,086)
Net cash provided by operating activities	6,564,226	6,095,305	11,230,345
Cash flows from investment activities:
Purchases of debt instruments at amortized cost	(4,915,717)	(3,722,124)	(3,670,705)
Proceeds from maturities of debt instruments at amortized cost	4,260,063	2,984,260	2,728,509
Purchases of debt instruments at fair value through OCI	(6,562,334)	(8,850,491)	(11,377,756)
Proceeds from debt instruments at fair value through OCI	6,797,420	10,699,010	7,339,264
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures	(255,129)	(44,915)	(111,349)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures	198,807	69,448	55,174
Consideration paid to non-controlling interests(3)	(816,081)	-	(1,117,680)
Purchases of premises and equipment and investment properties	(3,538,855)	(2,185,800)	(1,530,153)
Acquisition of subsidiaries	799	(9,178)	-
Proceeds from sales of premises and equipment and investment properties	421,729	553,652	268,898
Purchase of other long-term assets	(245,204)	(144,348)	(106,269)
Net cash used in investing activities	(4,654,502)	(650,486)	(7,522,067)
Cash flows from financing activities:
(Decrease) Increase in repurchase agreements and other similar secured borrowing	(579,488)	(1,457,203)	903,120
Proceeds from borrowings from other financial institutions	14,374,110	4,182,658	12,453,666
Repayment of borrowings from other financial institutions	(5,874,833)	(8,447,238)	(14,919,903)
Payment of lease liability	(157,402)	(136,797)	(139,559)
Placement of debt instruments in issue(4)	2,138,125	1,387,401	3,766,499
Payment of debt instruments in issue	(6,699,219)	(1,871,576)	(5,382,248)
Dividends paid	(2,310,666)	(467,217)	(1,555,821)
Transactions with non-controlling interests	(37,191)	-	(41,194)
Net cash provided (used) in financing activities(5)	853,436	(6,809,972)	(4,915,440)
Effect of exchange rate changes on cash and cash equivalents	3,552,285	2,993,850	1,170,269
Increase (Decrease) in cash and cash equivalents	2,763,160	(1,365,153)	(1,207,162)
Cash and cash equivalents at beginning of year	25,329,846	23,701,149	23,738,042
Cash and cash equivalents at end of year	31,645,291	25,329,846	23,701,149

(1)	For further information, see Note 8 investments in associates and joint ventures.
(2)	On December 5, 2022, was registered the spin-off of Protección S.A. and the creation of Asulado Seguros de Vida S.A., were registered; the Bank sold its interest in Asulado Seguros de Vida S.A. to SURA Asset Management S.A., to comply with the authorized investment regime.
(3)	During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the participation in said private equity fund increased to 80.47%. For further information see Note 1 Reporting Entity. On September 29, 2020, Bancolombia acquired 40% of the shareholdings of Grupo Agromercantil Holding (GAH).
(4)	For further information, see Note 18 Debt instruments in issues.
(5)	For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

During the years ended December 31, 2022, 2021 and 2020, the Group entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 889,752, COP 672,586 and COP 508,040, respectively. Additionally, in 2021, the Bank received loans and advances to customers and assets held for sale as payment by residual rights amounting to COP 75,664, which are not reflected in the consolidated statement of cash flows.

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

The Parent Company’s bylaws are found in the public deed number 1441, dated May 6, 2022, at the 20th Notary´s Office of Medellín.

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

The Parent Company and its subsidiaries include the following operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, International Banking and Others. The activities carried out by each operating segment of the Bank are described in Note 3. Operating segments.

The Parent Company, through its subsidiaries, has banking operations and an international presence in Puerto Rico, Panama, Guatemala, and El Salvador. On May 25, 2022 and April 15, 2022, respectively, the regulatory authorizations and licenses were obtained for the operation of a broker-dealer and a registered investment adviser in the United States - namely, the subsidiaries Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC, and Bancolombia Capital Advisers LLC, respectively. These subsidiaries were incorporated in September 2021, with a capital of USD 1,500.

On June 4, 2021, the Parent Company signed an agreement for the assignment of the fiduciary rights of the PA FAI Calle 77 trust, subject to condition. Upon fulfillment of the condition on March 1, 2022, the Parent Company was established as trustor of PA FAI Calle 77, a property that will be used for rental housing. The consideration paid by the Parent Company was COP 56,968. The main purpose of the trust is to carry out the development, administration, management and operation of the project, on the aforementioned property in the city of Bogotá. For more information see Note 9.3. Business combination

The operations in the Cayman Islands and Barbados through Bancolombia Cayman and Mercom Bank Ltd., respectively, are in the process of being gradually wound down. The winding down of the operations will continue as the compromises related to assets and liabilities are completed. Their assets, liabilities and contracts will be transferred to other companies which are also part of Bancolombia.

On December 14, 2021, the Parent Company´s Board of Directors authorized the legal separation of the Nequi business, the digital platform of Bancolombia which offers financial services. The SFC, through Resolution 0843 of July 6, 2022, modified by Resolution 0955 of July 27, 2022, authorized the constitution of Nequi S.A. Financing Company. The legal separation resulted in the creation and commercial registration of a new corporation supervised by the SFC through which Nequi will operate completely as a digital bank (compañía de financiamiento). Nequi must obtain an authorization certificate or opertaing permit, accredited by the SFC, in order to operate.

Upon request by the SFC Nequi must demonstrate compliance with the relevant requirements by no later than July 2023. The capitalization of Nequi was carried out for COP 150,000 allocated among Banca de Inversión Bancolombia S.A. with a participation of 94.99%, Inversiones CFNS S.A.S. with 5.01% and the remainder in other companies of Bancolombia.

On April 4, 2022, the Parent Company became trustee of 100% of the trust rights of the Nomad Salitre. The main purpose of this trust is to develop a Multifamily Project (rental housing).

Wenia LTD, a corporate vehicle whose purpose is to provide technology services, was incorporated in Bermuda on July 22, 2022, through the subsidiary, Sistemas de inversiones y negocios S.A. SINESA by private document of October 18, 2022, Wenia LTD as the sole shareholder, registered on November 22, 2022 in the Medellín Chamber of Commerce, a company called Wenia S.A.S., whose purpose is, among others, the creation and implementation of operating systems and software applications.

In March 2022, Valores Simesa S.A. was established as trustor of 66% of the trust rights in the Lote B6 Ciudad del Rio Trust. The main purpose of this trust is to develop a real estate project.

On July 8, 2022, Bancolombia S.A. was established as trustor of the P.A. Mercury. The purpose of this trust was to acquire the premises of the Los Molinos Shopping Center located in Medellín. At the close of December 31, 2022, Bancolombia S.A. had a participation of 99.99% in the trust.

Additionally, during the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia which facilitates speed in decision-making in matters of government and strategy. As of September 30, 2022, the participation in this private equity fund increased to 80.47%.

The effect on shareholders' equity is as follows:

Consideration paid to non-controlling interests	816,081	*
Carrying amount of non-controlling interests acquired	961,588	*
Excess of consideration paid recognized in the transactions with non-controlling interests reserve within equity	145,507

*Amounts in millions of COP

As of December 31, 2022, the Bank has 33,140 employees, and operates through 978 offices, 32,517 banking correspondents and 6,115 ATMs.

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

Preparation of the consolidated financial statements under going concern basis

Management has assessed the Bank’s ability to continue as a going concern and confirms that the Bank has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on the Bank's liquidity position at the date of authorization of the consolidated financial statements, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.

The consolidated financial statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets, liabilities and expenses that might otherwise be required if the going concern basis were not correct.

Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Likewise, the carrying value of assets and liabilities recognized as a fair value hedge are adjusted for changes in fair value attributable to the hedged risk. Almost all investments in associates and joint ventures are measured using the equity method.

The consolidated financial statements are stated in Colombian pesos (“COP”) and figures are stated in millions or billions (when indicated), except earnings per share, diluted earnings per share and the market exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

The Parent Company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (“NCIF”) applicable to separate financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the shareholders.

The separate financial statements are those presented by the Parent Company in which the entity recognizes and measures the impairment of credit risk through allowances for loans losses, the classification and measurement of certain financial instruments (such as debt securities and equity instruments) and the recognition of provisions for foreclosed assets, in accordance with the accounting required by the SFC, which differ in certain accounting principles from IFRS that are used in the consolidated financial statements.

B.	Presentation of the consolidated financial statements

The Bank presents the consolidated statement of financial position ordered by liquidity and the consolidated statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset unless such treatment is permitted or required by an accounting standard or interpretation and described in the Bank's policies.

The consolidated statement of comprehensive income presents net income and items of OCI classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. The Bank discloses the amount of income tax relating to each item of OCI.

The consolidated statement of cash flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.

C.	Consolidation

1.	Subsidiaries

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of December 31, 2022 and 2021. The Parent Company consolidates the financial results of the entities over which it exerts control.

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

These types of entities include cases where the Bank has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

			PROPORTION OF	PROPORTION OF	PROPORTION OF
	JURISDICTION		OWNERSHIP	OWNERSHIP	OWNERSHIP
ENTITY	OF	BUSINESS	INTEREST AND	INTEREST AND	INTEREST AND
	INCORPORATION		VOTING POWER	VOTING POWER	VOTING POWER
			HELD BY THE	HELD BY THE	HELD BY THE
			BANK 2022	BANK 2021	BANK 2020
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
WOMPI S.A.S. (before "VLIPCO S.A.S.")(1)	Colombia	Technology services provider	99.98%	94.77%	-
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%	100.00%	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
Negocios Digitales Colombia S.A.S. (before "Pasarela Colombia S.A.S.")	Colombia	Payment solutions	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia(2)	Colombia	Real estate investment fund	80.47%	49.96%	49.96%
P.A. Inmuebles CEM(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
P.A. Calle 92 FIC-11(2)	Colombia	Mercantil trust	52.31%	32.47%	32.47%
P.A. FIC Edificio Corfinsura(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
P.A. FIC-A5(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
P.A. FIC Inmuebles(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
P.A. FIC Clínica de Prado(2)	Colombia	Mercantil trust	62.00%	38.49%	38.49%
P. A. FIC A6(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
P.A. Central Point(2)	Colombia	Mercantil trust	60.35%	37.47%	37.47%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
P.A. Fideicomiso Twins Bay(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
Fideicomiso Lote Av San Martín(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
P.A. Fideicomiso Lote 30(2)	Colombia	Mercantil trust	80.47%	49.96%	49.96%
Fideicomiso Fondo Inmobiliario Bancolombia(2)	Colombia	Mercantil trust	80.47%	17.54%	-
P.A. Florencia Ferrara(3)	Colombia	Mercantil trust	44.26%	-	-
P.A. Flor Morado Plaza(4)	Colombia	Mercantil trust	80.47%	-	-
Valores Simesa S.A.(5)	Colombia	Investments	66.33%	66.82%	67.11%
Fideicomiso Lote Abelardo Castro(6)	Colombia	Mercantil trust	-	-	66.77%
Fideicomiso Lote Distrito Vera B1B2(5)	Colombia	Mercantil trust	66.00%	66.49%	66.77%
Fideicomiso Lote Distrito Vera B3B4(5)	Colombia	Mercantil trust	66.00%	66.49%	66.77%
Fideicomiso Lote B6 Ciudad del Rio(7)	Colombia	Mercantil trust	66.00%	-	-
P.A. FAI CALLE 77(8)	Colombia	Real estate investment fund	98.00%	-	-
P.A. NOMAD SALITRE(9)	Colombia	Real estate investment fund	98.00%	-	-
P.A. MERCURIO(10)	Colombia	Real estate investment fund	100.00%	-	-
Wenia Ltd.(20)	Bermudas	Technology services	100.00%	-	-
Wenia S.A.S.(11)	Colombia	Technology services	100.00%	-	-
Nequi S.A. Compañía de Financiamiento(12)	Colombia	Financial services	100.00%	-	-
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Holding	99.17%	99.17%	99.17%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Financomer S.A.(13)	Panama	Financial services	-	-	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Securities brokerage	100.00%	100.00%	100.00%
Banistmo Panamá Fondo de Inversión S.A.(14)	Panama	Holding	100.00%	100.00%	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.(15)	Panama	Collective investment fund	-	100.00%	100.00%
Fondo Renta Sostenible Global S.A.(15)	Panama	Collective investment fund	-	100.00%	100.00%
Banistmo Capital Markets Group Inc.(14)	Panama	Real estate broker	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A.(14)	Panama	Real estate	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A.(14)	Panama	Real estate	100.00%	100.00%	100.00%
Steens Enterprises S.A.(14)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A.(14)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%	100.00%	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%	99.66%	99.59%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%	79.92%	79.90%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%	100.00%	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%	100.00%	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	100.00%	100.00%	100.00%

			PROPORTION OF	PROPORTION OF	PROPORTION OF
	JURISDICTION		OWNERSHIP	OWNERSHIP	OWNERSHIP
ENTITY	OF	BUSINESS	INTEREST AND	INTEREST AND	INTEREST AND
	INCORPORATION		VOTING POWER	VOTING POWER	VOTING POWER
			HELD BY THE	HELD BY THE	HELD BY THE
			BANK 2022	BANK 2021	BANK 2020
Agencia de Seguros y Fianzas Agromercantil S.A.(16)	Guatemala	Insurance agency	100.00%	100.00%	100.00%
Asistencia y Ajustes S.A.	Guatemala	Services	100.00%	100.00%	100.00%
Serproba S.A.	Guatemala	Maintenance and remodelling services	100.00%	100.00%	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%	100.00%	100.00%
Conserjeria, Mantenimiento y Mensajería S.A.(16)	Guatemala	Maintenance services	100.00%	100.00%	100.00%
Mercom Bank Ltd.(17)	Barbados	Banking	99.68%	99.66%	99.59%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%	99.66%	99.59%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Bancolombia Cayman S.A.(18)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
Credibac S.A. de C.V.	El Salvador	Electronic payment platform	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%	99.17%	99.17%
Bancolombia Capital Holdings USA LLC(19)	United States	Holding	100.00%	100.00%	-
Bancolombia Capital Adviser LLC(19)	United States	Investment advisor	100.00%	100.00%	-
Bancolombia Capital LLC(19)	United States	Securities brokerage	100.00%	100.00%	-
(1)	During 2022, the Bank, through its subsidiary Banca de Inversión S.A., increased its participation through the purchase of a non-controlling interest.
(2)	During 2022, the Bank increased its participation in FCP Fondo Inmobiliario Colombia, in order to strengthen governance and strategy decisions. For further information, see Note 1. Reporting entity.
(3)	Company consolidated by the FCP Fondo Inmobiliario Colombia since April 2022.
(4)	Company consolidated by the FCP Fondo Inmobiliario Colombia since December 2022.
(5)	The decrease in shareholding is due to the repurchase of outstanding stock carried out by Valores Simesa subsidiary during 2021 and 2022.
(6)	The trust rights were assigned in June 2021.
(7)	Mercantil trust consolidated by Valores Simesa since March 2022. For further information, see Note 1. Reporting entity.
(8)	On March 1, 2022, the Parent Company was established as trustor of PA FAI Calle 77, owner of a property that will be used for rental housing. For further information, see Note 1. Reporting entity and Note 9.3. Business combination.
(9)	On April 4, 2022, the Parent Company was appointed as trustor of 100% of the trust rights of Patrimonio Autonomo Nomad Salitre, whose main purpose is to develop a Multifamily Project. For further information, see Note 1. Reporting entity.
(10)	On July 8, 2022, Bancolombia S.A. acquired control of Fidecomiso P.A. Mercurio, through a through a mercantile trust administration agreement. For further information, see Note 1. Reporting entity.
(11)	Company incorporated by Wenia Ltd. on November 22, 2022. For further information, see Note 1. Reporting entity.
(12)	On December 14, 2021, the board of directors of the Parent Company authorized the legal separation of the business of Nequi, Bancolombia Group’s digital platform that offers financial services. The Superintendencia Financiera de Colombia, with Resolution 0843 of July 6, 2022, as amended by Resolution 0955 of July 27, 2022, authorized the incorporation of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation supervised by the Superintendencia Financiera de Colombia through which Nequi will operate as a 100% digital credit establishment. For further information, see Note 1. Reporting entity.
(13)	Merger between Banistmo S.A. (absorbing entity) and Financomer S.A. (absorbed entity) in November 2021.
(14)	Investments in non-operational stage.
(15)	Companies not consolidated by Banistmo S.A. as of November 2022, due to non-compliance with consolidation requirements established in IFRS 10.
(16)	Companies in voluntary liquidation.
(17)	On September 30, 2021, the Mercom Bank Ltd shareholders authorized the beginning of an organized and gradual process to transfer the assets and liabilities of Mercom Bank, Ltd., to Banco Agromercantil de Guatemala, S. A. or other companies of Bancolombia Group. For further information, see Note 1. Reporting entity.
(18)	On October 5, 2020, the Board of Directors of Bancolombia Panamá (Parent Company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.

(19)	Companies created by Valores Bancolombia S.A. Comisionista de Bolsa in October 2021. For further information, see Note 1. Reporting entity.
(20)	On July 22, 2022, the Parent Company, through its subsidiary Sistemas de Inversiones y Negocios S.A. SINESA, incorporated this vehicle whose purpose is to provide technology services. For further information, see Note 1. Reporting entity.

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

The loan and financial leases originated by Banistmo and Bancolombia Panama are subject to prudential regulation in Panama by the Superintendencia de Bancos de Panamá (“SBP”) requiring the maintenance of minimum reserves as a countercyclical capital buffer. In the second quarter of 2020, this regulation was suspended, through the General Resolution of the Board of Directors SBP-GJD-0007-2020, to provide financial relief to the banks. For the years ended as of December 31, 2022 and 2021, the reserves recognized amounted to COP 1,036,919 and COP 1,428,964. The establishment of these reserves restrict the ability of the aforementioned subsidiaries to pay dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

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

The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust or similar entities, and such investment is measured at fair value through profit or loss in that entity, the Bank may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the consolidated financial statements. This election is applied on an investment-by-investment basis.

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

The Bank consolidates the following funds:

		% of ownership	% of ownership	% of ownership	Assets managed
Name	Country	interest held by	interest held by	interest held by	December 31,	December 31,
		the Bank, 2022	the Bank, 2021	the Bank, 2020	2022	2021
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	80.47%	49.96%	49.96%	5,023,316	4,415,509
Fideicomiso Lote Abelardo Castro(2)	Colombia	-	-	66.77%	-	-
Fideicomiso Lote Distrito Vera B1B2(3)	Colombia	66.00%	66.49%	66.77%	55,733	57,025
Fideicomiso Lote Distrito Vera B3B4(3)	Colombia	66.00%	66.49%	66.77%	53,558	54,941
Fideicomiso Lote B6 Ciudad del Rio(4)	Colombia	66.00%	-	-	66,150	-
Banistmo Panamá Fondo de Inversión S.A.(5)	Panama	100.00%	100.00%	100.00%	243,268	414,962
(1)	Since 2020, the Bank consolidated certain equity instruments that are controlled through its subsidiary FCP Fondo Inmobiliario Colombia, because meet the definition of control in accordance with IFRS 10. For further information, see Note 2.C. Consolidation. Also, during 2022, the Bank increased its participation in FCP Fondo Inmobiliario Colombia, which facilitates speed in decision-making in matters of government and strategy. For further information, see Note 1. Reporting entity.
(2)	Trust rights in P.A. Lote Abelardo Castro were transferred in June 2021.
(3)	The decrease in equity interest is due to the repurchase by the subsidiary Valores Simesa S.A. (Parent Company of Lote Distrito Vera B1B2, Lote Distrito Vera B3B4 and Lote B6 Ciudad del Rio), during 2022 and 2021. For further information, see Note 2.C. Consolidation, 1. Subsidiaries.
(4)	Trust consolidated by Valores Simesa S.A. since March 2022. For further information, see Note 1. Reporting entity.
(5)	Investment in non-operational stage. For further information, see Note 2.C. Consolidation, 1. Subsidiaries.

For all these funds, the Bank participated in the design of the structured entity, makes operating and financial decisions on behalf of the funds, and is exposed to variable returns such as dividends or returns paid in quarterly installments.

Commissions earned by the management of funds that are not consolidated are included in the consolidated statement of income as “Fees and commissions income”.

6.	Non-controlling interest

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank’s equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. The amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The option for recognition is made on an investment-by-investment basis.

Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.

6.1. Significant non-controlling interest

FCP Fondo Inmobiliario Colombia

During the third quarter of 2022, the Bank increased its participation in the FCP Fondo Inmobiliario Colombia by 30.51% to have greater control over the governance and strategy decisions making in this investment. The participation in this private equity fund amounted to 80.47% as of December 31, 2022. For further information, see Note 1. Reporting entity.

As of December 31, 2021, the portion of non-controlling interest in FCP Fondo Inmobiliario Colombia was 50.04%, which was considered a significant non-controlling interest for the Bank. The principal place of business of FCP Fondo Inmobiliario Colombia is Bogotá (Colombia).

During 2022 and 2021, returns were delivered to the non-controlling interest in quarterly installments due to the nature of its business, which mainly comprises a long- term investment in real estate which is considered a low-risk portfolio. The return delivered amounted to COP 41,219 and COP 64,717, as of December 31, 2022 and 2021, respectively.

The following table summarizes the assets, liabilities, net assets, net income and cash flows as of December 31 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, related to the FCP Fondo Inmobiliario Colombia:

	As of December 31, 2022	As of December 31, 2021
	In millions of COP
Assets	5,023,316	4,415,509
Liabilities	1,729,798	1,509,275
Net assets	3,293,518	2,906,234
	Year-Ended 2022	Year-Ended 2021	Year-Ended 2020
	In millions of COP
Condensed statement of income
Income
Valuation of investment properties	229,512	85,148	(8,251)
Valuation of trust rights	-	-	4
Rents	181,454	187,194	186,528
Profits of equity method investees	188,148	105,439	56,116
Other income	75,543	92,298	38,135
Total Income	674,657	470,079	272,532
Expenses
Interest on loans	(151,470)	(73,201)	(78,008)
Other administrative and general expenses	(157,851)	(212,385)	(141,430)
Total Expenses	(309,321)	(285,586)	(219,438)
Net Income	365,336	184,493	53,094
Condensed cash flow (1)
Net cash used in operating activities	(350,456)	(34,442)	(172,003)
Net cash provided by financing activities	307,754	21,882	235,214
Cash and cash equivalents at beginning of year	50,808	63,368	157
Cash and cash equivalents at end of year	8,106	50,808	63,368
(1)	Statement of cash flow corresponds to the FCP Fondo Inmobiliario Colombia without equity securities consolidated cash flow.

The information above represents the amounts before inter-company eliminations.

As of December 31, 2022, 2021 and 2020, the accumulated non-controlling interest of the FCP Fondo Inmobiliario Colombia amounted to COP 605,611, COP 1,369,084 and COP 1,340,317, respectively and the profit allocated to non-controlling interest amounted to COP 71,354, COP 92,353 and COP 26,599, respectively.

D.	Significant Accounting Policies

The significant accounting policies that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Functional and presentation currency

Items included in the financial statements of each of the Bank’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Colombian pesos, which is the functional currency for the Parent Company, and the presentation currency for the consolidated financial statements. All transactions and balances in other currency than pesos are considered as foreign currency.

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

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Bank´s presentation currency is translated into the presentation currency, as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;
●	Income and expenses for each statement of income and statement of comprehensive income is translated at average exchange rates; and
●	All resulting exchange differences are recognized in other comprehensive income in translation adjustment reserve.

As part of the consolidation process, exchange differences arising from debt securities in issue and the portion of other financial securities designated as hedges of foreign operations that are determined to be an effective hedge are recognized in other comprehensive income in “Translation adjustment” reserve. When a foreign operation is sold or any debt securities in issue forming part of the net investment are repaid, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert consolidated statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2022	December 31, 2021	December 31, 2020
Year-end exchange rate	4,810.20	3,981.16	3,432.50
Average rate for the period ended at	4,257.12	3,747.24	3,691.27

4.	Cash and cash equivalents

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

For business combinations achieved in stages, any previous equity interest held by the Bank in the acquiree is remeasured at its fair value at the date of acquisition and any resulting gain (or loss) is reported in the consolidated statement of income or other comprehensive income, as appropriate. Amounts related to such investments previously recognized in other comprehensive income that must be recycled through net income are reclassified to the consolidated statement of income, as if such investment had been sold. When the associate had other comprehensive income, which was not reclassified to profit or loss, the amounts were reclassified within equity to “Retained earnings” once the investment was sold.

The Bank effected the following business combinations during 2021 and 2022:

●	On November 30, 2021, the Bank acquired control of WOMPI S.A.S. (before “VLIPCO S.A.S.”), a company that provides technology services.
●	On March 1, 2022, the Bank completed the acquisition of the PA FAI Calle 77 Trust.

For further details of these transactions, see Note 9.3. Business combination.

7.	Financial instruments

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

7.4.4 Loans and advances to customers and financial institutions, leases and other receivables

These are financial assets that consist primarily of corporate loans, personal loans (including mainly consumer finance and overdrafts), residential mortgage loans and financial leases. The Bank established that loans, advances to customers and other receivables are held within a business model whose objective is to hold them to collect contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. They are initially measured at fair value, plus transaction costs and origination fees that are directly attributable to the acquisition. They are subsequently measured at amortized cost using the effective interest rate method.

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

At the end of each period, the Bank assesses the impairment model based on the expected loss of a financial asset or a group of them measured at amortized cost, where the impairment loss will be measured from “day 1” after its initial recognition. The model is structured in three stages in which the financial asset can be categorized, from its initial recognition, considering the degree of credit risk, and the circumstances that have produced a significant increase in it, as described below:

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

Significant increase in risk

To establish whether an asset presents a significant increase in risk, since the initial recognition, and is therefore classified as Stage 2, the Bank performs an assessment of quantitative and qualitative factors and reviews, for each portfolio, the rebuttable presumption of more than 30 days of default. The way in which the Bank determines whether the credit risk of financial instruments has increased significantly since the initial recognition is as follows:

Quantitative criteria

Lifetime PD assessment: The Bank has determined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. To measure this difference, two thresholds are defined:

●	Absolute threshold: Is the absolute difference between the current lifetime PD and the value of the residual lifetime PD at the initial recognition. This threshold determines the value from which a positive absolute variation identifies an increase in the risk of the instrument.
●	Relative threshold: It is a percentage variation between the value of the the current lifetime PD and the residual lifetime PD at the initial recognition. This threshold determines the value from which a positive percentage variation identifies an increase in the instrument risk.

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

If the instrument does not exceed the threshold, other qualitative criteria are assessed, which can identify a significant increase in credit risk even when the obligation is very close to expiration. These criterions are the following:

Qualitative criteria

●	The assets restructured by risk, where the client is experiencing financial difficulties, are classified in stage 2 and provisioned by lifetime expected credit loss until the instrument is canceled, or cured, or it is transferred to stage 3 because it fulfills the definition of default.
●	Customers that cease to be in default (stage 3) remain in stage 2 for a period of 12 months.

●	Clients on the watch list with medium risk level.
●	The Bank additionally reviews every six months if there are collective criteria for the migration of a group of clients to stage 2, for example, if a significant change has occurred from the commencement of a specific product or geographic region, or the occurrence of industry events, regulatory, market or any other, that is considered a significant event with impact on the generation of future cash flow of the customer's operation.

Refutable presumption of more than 30 days of default

The Bank has reviewed for each portfolio the presumption of a significant increase in 30 days past due and finds historical evidence that there is a relationship between this presumption and default.

Definition of default

To establish whether an asset is in default, and therefore classified as stage 3, the Bank performs an assessment of quantitative and qualitative factors and reviews for each portfolio the rebuttable presumption of more than 90 days of default.

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

Refutable presumption of more than 90 days of default

The Bank has reviewed for each portfolio the presumption of default in 90 days past due and finds historical evidence of high probability of loss at 90 days, except for Banistmo's mortgage portfolio, where the Bank has refuted the presumption. The basis for refuting this presumption is that there is historical evidence that shows that the default occurs at 120 days.

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

For further details, please see “Risk Management”, “Description of Loans and Financial Leases”.

To estimate the expected credit losses (ECL) under the collective methodology, the following formula is used:

ECL = Probability of Default * Loss Given Default * Exposure At Default

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

o	PD stage 3: The customers evaluated by the collective methodology in stage 3 have an associated probability of default of 100.00%.

●	Loss Given Default (LGD): The severity of Loss Given Default is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is equal to (1 - Recovery Percentage), where the recovery percentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, the use of appraisals to determine the value of the collateral and time to repossession and recovery costs observed.

●	Exposure at Default (EAD): The exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), this is based on the contractual repayments owed by the borrower over a 12 month or lifetime basis.

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

The Bank considers that a five year projection horizon continues to be reasonable and that maintaining the fifth-year estimate for subsequent periods is a good approximation. This is based on the natural behavior of any statistical or econometric exercise of variable projection, in which the series tend towards a reversion to the mean or, in this case, to the long-term trend or equilibrium level. Then, in subsequent periods they remain there once the macroeconomic projections reach that steady state and only the materialization of a shock (unpredictable, so it is not possible to project when it will happen) would cause a deviation.

It is reasonable to think that in a period of 5 years, the macroeconomic variables projection would already be at a level very close to their equilibrium, since historically the maximum periods of consecutive deviation above or below the long-term trend (more or less 0.25 standard deviations of the variable) of the economic cycle (from the series of annual economic growth in the period 1972-2022) has been precisely a period of 5 years. With the current projections as of December 31, 2022, although the economic shock of the COVID-19 pandemic was of unprecedented magnitude, the subsequent economic recovery has also occurred at an unprecedented speed, so the scenario that incorporates the figures for the fifth year of the projection proposes records very close to the long-term levels of the variables and allows this assumption to remain valid.

Economic scenario weightings

To incorporate not only a perspective, but also to recognize the uncertainty surrounding the short and medium-term economic context that the country will experience, the projection work incorporates three scenarios: base, optimistic and pessimistic.

It is intended that each perspective contain reasonable expectations and that each has a relevant level of probability associated with it. The scenarios are weighted as follows:

	Optimistic		Base		Pessimistic
Country	2022	2021	2022	2021	2022	2021
Colombia	15.00%	20.00%	45.00%	50.00%	40.00%	30.00%
Panama	15.00%	15.00%	55.00%	60.00%	30.00%	25.00%
El Salvador	15.00%	16.00%	55.00%	66.00%	30.00%	18.00%
Guatemala	15.00%	15.00%	55.00%	55.00%	30.00%	30.00%

The following is a comparison of the main macroeconomic variable projected in each country, "GDP growth", used to estimate ECL as of December 31, 2022 and December 31, 2021:

As of December 31, 2022
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2022	8.11%	7.76%	6.98%	8.84%	8.19%	7.53%
2023	2.01%	0.93%	(0.78)%	5.62%	3.96%	2.31%
2024	3.68%	2.50%	0.36%	5.70%	3.71%	1.73%

As of December 31, 2022
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2022	4.35%	3.40%	2.45%	3.78%	2.62%	1.47%
2023	4.19%	2.72%	1.25%	3.52%	1.65%	(0.23)%
2024	4.59%	3.00%	1.40%	3.94%	1.96%	(0.03)%

As of December 31, 2021
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2022	10.40%	10.00%	9.60%	18.00%	16.00%	13.50%
2023	5.70%	4.00%	2.40%	7.50%	6.50%	4.50%
2024	5.30%	3.40%	1.50%	5.50%	4.50%	3.50%

As of December 31, 2021
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2022	7.10%	5.70%	4.40%	11.00%	9.50%	7.50%
2023	5.20%	4.30%	3.00%	4.30%	3.70%	2.80%
2024	4.00%	3.40%	2.30%	2.60%	2.30%	1.80%

The tables illustrate that economic growth forecasts underwent significant changes across most countries during 2022, due to a particularly volatile global macroeconomic context, characterized by simultaneous occurrence of economic and extra-economic shocks. Factors such as the global logistics crisis, escalating geopolitical tensions, China's continued adherence to a zero-covid policy, Russia's invasion in Ukraine, political changes in major Latin American economies, and the "La Niña" Phenomenon, were among the atypical and largely unpredictable events that impacted economic forecasts in the year. These elements presented an influence that are not usual in years with more stable international and local contexts from political, social, and financial perspectives.

Special methodologies applied in stage 3

Collateral methodology

For defaulted loans (stage 3), when it is determined that the fundamental source of collection is a mortgage guarantee or a leased asset, the amount of the loss is estimated as the balance owed minus the weighted net present value of the market value of the collateral, estimated through appraisals with an age no longer than one year, minus the costs of obtaining, maintaining and selling the collateral, and affected by several macroeconomic scenarios with an expected probability of occurrence that result in a weighted expected loss.

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

7.4.5.2 Impairment of investments measured at fair value with changes in other comprehensive income

At the end of each period, the Bank evaluates the impairment model based on the expected loss of a financial asset or a group of assets that are measured at fair value with changes in other comprehensive income, where the impairment loss will be measured from "day 1" after its initial recognition.

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

SIGNIFICANT INCREASE
EXTERNAL RATING ORIGIN	IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch

Measurement of expected losses:

Impairment: [Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)

●	All instruments classified in stage 1 will be assigned a default probability for 12 months.
●	All instruments classified in stage 2 will be assigned a probability of default for the life of the instrument.
●	All instruments classified in stage 3 will be assigned a default probability of 100.00%.

To estimate the impairment of the instruments if the issue has an external rating, provision is made with the PD (Probability of default) of the external rating agency; if it does not have an external rating, it is determined from the internal rating model and the default probability of the portfolio.

In all cases, the LGD (Loss Given Default) is the parameter calculated by the external rating agency for the investment portfolio at the closure of December 2022 it corresponds to 49.00%.

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

In a restructuring, real and personal property can be received as foreclosed assets in partial or total cancellation of the receivables. The terms are reviewed in each negotiation to determine if the client should continue in the portfolio and, if so, the terms to restore the business relationship after a certain time.

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

The Bank does not recognize right-of-use assets and lease liabilities for 1) leases for a period of less than 12 months that do not contain a purchase option; and 2) leases in which the underlying asset is of low value. The lease payments related to these exemptions are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.

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

7.6.1 Written-Off loan portfolio

Loans are written off when the Bank concludes there is no realistic expectation of recovery of the loans and receivables balances from a client or third party, i.e., there is no possibility of recovery due to the debtor's lack of ability or willingness to pay or in the absence of open guarantees granted by the debtor. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

		Length of delinquency (days)
Type	Collateral	Grupo Agromercantil Holding S.A.	Banistmo S.A.	Banco Agrícola S.A.	Bancolombia S.A.
Commercial	Without/Whit collateral	N/A(1)	360	360	360
	Without collateral	180	180	180	180
Consumer	With collateral	540 for vehicles collateral	1,080 for mortgage collateral	720 for mortgage collateral
	Without collateral		180
Small Business Loan	With collateral	180	1,080 for mortgage collateral	180	180
Mortgage	With collateral	1,440	1,080	720	N/A(1)

(1) Not dependent on the length of delinquency but on the reasons underlying a loan's non-recoverability.

Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation, the probable recovery percentage given the existence or lack of collateral and the inability to locate the client. When default conditions are present, it is initially necessary to evaluate whether the collateral that supports the loan generates a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the consolidated financial statements.

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

Amortization of adjustments to carrying value is based on the recalculated effective interest rate at the amortization commencement date. If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the consolidated statement of income. If the hedge instrument expires or it is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the Bank discontinues prospectively the hedge accounting.

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

Hedges of a net investment in a foreign operation: In accordance with IFRS 9 and IFRIC 16 Hedges of a net investment in a foreign operation, the Bank has decided to apply the hedge accounting of the foreign exchange rate risk arising from currency translation of consolidated financial statements and goodwill of its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the Parent Company. The hedge accounting requires that the Bank accounts for the gain or loss derived from the foreign exchange differences related to the debt securities that are determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 Effects of changes in foreign exchange rates as detailed in 2. Transactions and balances in foreign currency.

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

Asset group	Useful life range
Buildings	10 to 75 years
Furniture and fixtures	3 to 20 years
Computer equipment	3 to 20 years
Equipment and machinery	2 to 40 years
Vehicles	3 to 10 years

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

On November 30, 2021, the Bank acquired control of WOMPI S.A.S. (before “VLIPCO S.A.S.”), a company that provides technology services, and as a result of this transaction an intangible asset was recognized corresponding to entity's software developments. For further details of this transaction, see Note 9.3. Business combination.

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

The carrying value of returned property is measured at the lower value of cost and net realizable value (NRV). The net realizable value is the estimated selling price in the ordinary course of business less estimated costs to sell. The adjustment in the carrying value to reflect the NRV is recognized in the consolidated statement of income for the period in which the goods are returned. The value of any reversion that comes from an increase in the NRV in which the increase occurs is recognized as a lower expense in the period.

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

Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable”, and a complete impairment is carried out.

15.  Employee benefits

15.1 Short term benefits

The Bank grants to its employees short-term benefits such as bonuses based on added value to clients and the Bank’s results, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 19. Employee benefit plans.

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

These are post-employment benefit plans in which the Bank has the legal or constructive obligation to take responsibility for the payments of benefits that have been agreed, for example, severance obligation, retirement pension premium plan and senior management pension plan premium and pension plan. The Bank makes an actuarial valuation based on the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country (interest rate of treasury bonds [“TES”], representative of the nation's public debt), related to the characteristics and the benefit flows weighted average, to discount such obligation.

16.  Provisions, contingent liabilities and contingent assets

Provisions

Provisions are recorded when the Bank has a present obligation (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, which for Colombia is the interest rate on treasury bonds “TES”.

The corresponding expense of any provision is recorded in the consolidated statement of income, as a provision, net of all expected reimbursement. The increase of the provision due to the time value of money is recognized as a financial expense.

The amounts recognized in the consolidated statement of financial position, correspond mainly to:

I.	Judicial proceedings

Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suit, civil actions within criminal prosecutions and executive proceedings against the Bank.

II.	Onerous contracts

For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceeds the economic benefits expected to be received under it.

III.	Loan commitments

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

IV.	Financial guarantees

The Bank issues bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment pursuant to which the Bank will cover, up to the maximum amount guaranteed, a breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. The Bank expects most of those guarantees provided to expire before they are used. See Note 2.D Significant accounting policies (7.5.2 Financial guarantee contracts and loan commitments).

The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee, as outlined below:

Guarantees for the energy sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

•Lack of energy supply due to low availability from the generating company (the guaranteed entity).

•Non-compliance with the contract signed by the guaranteed entity.

•Non-compliance with the payment for energy supply.

•Non-compliance with the construction and operating of power plants.

•Non-compliance with the construction and operating of transmission lines.

Guarantees for the hydrocarbons sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

•Non-compliance with the contractual obligations in the Minimum Exploration Program.

•Non-compliance with the contractual obligations in the Additional Exploratory Program.

•Non-compliance with the contractual obligations in the Post Exploratory Program.

•Non-compliance with the Technical Evaluation obligations.

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

Contingent liabilities

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

Contingent assets

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

18.2.  Fees and commission income

The Bank charges fees for the services it provides to its customers. Fee income can be divided into the following three categories:

Income from commissions that are an integral part of the effective interest rate of a financial instrument

Commissions for loan commitments that have a high probability of being used are deferred (together with any incremental cost) via the effective interest rate, once the loan is granted (in accordance with section 18.1). If the commitment expires and no loan is made, the commission is recognized as income at the time of termination.

The opening commissions received for the issuance of a financial liability measured at amortized cost are included in the effective interest rate of the financial instrument and its recognition as income is generated during the estimated life of the asset.

Income from commissions obtained from the services that are provided during a certain period of time

These are commissions earned for the services rendered during a period. These payments include income from commissions and asset management, custody and other administration and advisory commissions.

In loan commitments, when it is not possible to demonstrate the probability that a loan will be used, the opening fees of the loan are recognized in the consolidated statement of income as revenue from ordinary activities, in accordance with IFRS 15, and are recognized based on the past due and the frequency of commission payment.

Income from transaction services

Commissions arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses, are recognized at the closing of the underlying transaction. Commissions or fee components that are linked to a specified performance are recognized after the corresponding criteria are met.

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

19.  Income tax

Income tax includes current tax and deferred tax. The current tax is the income tax payable with respect to the profit for the fiscal year, which arises in profit or other comprehensive income. A provision is made for current tax considering the tax bases and tax rates enacted in each of the jurisdictions where the Bank is located, at the date of preparation of the consolidated financial statements.

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

The deferred income tax expense is recognized in the consolidated statement of income under the heading “Income tax”, except when referring to amounts directly recognized in OCI (Other Comprehensive Income).

Regulatory changes in tax laws and in tax rates are recognized in the consolidated statement of income under the heading “Income Tax” in the period when such rule becomes enforceable. Interest and fines are recognized in the consolidated statement of income under the other administrative and general expenses or in the caption "Income tax" of the consolidated income statement, when applicable.

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

For further information about deferred tax considerations derived from the last Colombian tax reform (Law 2277 of 2022), see Note 12. Income tax.

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

The Bank recognizes arm’s length operations with foreign economic links. These operations are documented and reported to the tax Administration according to the last evaluation date corresponding to the previous year.

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

During 2022, the Bank made the following improvements to the methodologies used for accounting for expected credit losses:

●	Improvement in the LGD (Loss Given Default) model in order to incorporate as much client information as possible.
●	Classification of clients that are cured from default in stage 2 for a 12-month period.
●	Improvements in the identification of clients with a significant increase in credit risk (SICR).

These methodological improvements generated a reversal of provision for credit losses in the amount of COP 1,436 as of December 31, 2022.

Furthermore, as of December 31, 2022, there is no longer an overlay value on the portfolios that had been receiving relief from COVID-19. For further information, see section D. Significant Accounting Policies, paragraph 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income (“FVTOCI”).

2.	Impairment testing of cash generating units (“CGU”), including goodwill

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

10.	Effects of the COVID-19 pandemic and other relevant issues on the Bank’s judgements and estimates

During 2022, Colombia and the other countries where the Bank operates have been predominantly characterized by a return to a normal economic and social environment, which has positively impacted productive activity in those regions, as well as the expectations for future performance of the economy. In regard to the evaluation of modifications in credit conditions, until September 30, 2021, the Bank maintained a program to support customers in accordance with each customer’s individual situation to help them to resume payments by means of modification of loan terms when the debtors have been financially affected due to the COVID-19 pandemic. Some of these relief payments continue to be granted, as a way of accommodating customers who have difficulties in meeting their credit obligations.

As of December 31, 2021, the impact of the relief granted to customers amounted to COP 53,745, as a higher value in the line “Interest income on loans and financial leases” of the consolidated statement of income. As of December 31, 2022, there is no adjustment for this item because no new relief was granted due to COVID-19.

* Impairment of non-financial assets: Additionally, the Bank has considered all macroeconomic impacts when developing economic budget assessments, forecasts and other underlying assumptions commonly used to determine the recoverable value of non-financial long-lived assets, such as goodwill, intangibles, investment property, plant and equipment, among others. As of December 31, 2022, and 2021, the total amount of long-lived assets was concluded to be recoverable based on the assessments carried out by Management. However, for foreclosed assets, an impairment adjustment was recognized in the amount of COP 39,173 as of December 31, 2021; whereas, as of December 31, 2022, the impairment analysis of these assets was not impacted by the pandemic.

F.	Recently issued accounting pronouncements

a)	Accounting Pronouncements Applicable in 2022

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

The amendment to IFRS 3 is effective for annual periods beginning on or after January 1, 2022. This amendment was applied by the Bank as of January 1, 2022, with no impact on the Bank's consolidated financial statements and disclosures.

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: In May 2020, the amendment to IAS 37 Onerous contracts - Costs of performing a contract was issued, with the purpose of evaluating whether a contract is onerous. IAS 37 provides the definition of an onerous contract as one in which the costs of fulfilling the contract exceed the economic benefits received. The amendment clarifies that the costs of fulfilling a contract are those directly related to the contract, that is, the following: a) the incremental costs of fulfilling that contract; and (b) an allocation of other costs directly related to the fulfilling the contract.

In addition, this amendment clarifies that before recognizing the provision for loss on the onerous contract, impairment losses on the assets held to comply with the contract must be recognized, in accordance with IAS 36.

This amendment is applicable for annual periods beginning on, or after January 1, 2022. This amendment was applied by the Bank as of January 1, 2022, with no impact on the Bank's consolidated financial statements and disclosures.

Annual improvements to IFRS Cycle 2018-2020

●	IFRS 1 First-time adoption of International Financial Reporting Standards: The Board proposes to require a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS.

This proposed amendment would also apply to an associate or joint venture that elects to apply paragraph D16 (a) of IFRS 1. These improvements apply from January 1, 2022. This amendment was applied by the Bank as of January 1, 2022, with no impact on the Bank's consolidated financial statements and disclosures.

●	Amendments to IFRS 9 Financial Instruments-Fees in the ‘10 percent’ test for derecognition of financial liabilities: In determining whether to derecognize a financial liability that has been modified or exchanged, an entity is required to assess whether the terms are substantially different. The Board clarified the fees that should be included by an entity when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. Based on this amendment, the entity shall include only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. This amendment is mandatory for the annual periods beginning on, or after January 1, 2022. Earlier application is permitted. The Bank early applied this amendment to financial liabilities that were modified, or exchanged, in the periods beginning on, or after January 1, 2020.

●	Illustrative Examples accompanying IFRS 16 Leases: The Board proposes to amend Illustrative Example 13 accompanying IFRS 16 to remove the illustration of payments from the lessor relating to leasehold improvements. The proposed amendment would remove potential for confusion regarding the treatment of lease incentives applying IFRS 16. These improvements apply from January 1, 2022. This amendment was applied by the Bank as of January 1, 2022, with no impact on the Bank's consolidated financial statements and disclosures.

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

Additionally, on October 30, 2022, the IASB issued an amendment to IAS 1 to improve the disclosures an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants, and how this impacts the classification of that liability as current or non-current.

The amendments to IAS 1 are required to be applied for annual periods beginning on or after January 1, 2024. The amendments must be applied retrospectively, in accordance with IAS 8. Early application is permitted.

Management concluded that this amendment has no impact on the preparation of the consolidated financial statements, because the Bank presents the consolidated statement of financial position ordered by liquidity, according to the business nature.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimates: In February 2021, the Board issued Definition of Accounting Estimates, which amended IAS 8. The amendments introduced the definition of accounting estimates in paragraph 5 and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment to IAS 8 is effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

The Bank early applied this amendment as of January 1, 2022, with no impact on the Bank's consolidated financial statements and disclosures, due to the new definition of accounting estimates being in accordance with that which the Bank currently applies and discloses.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. Disclosure of Accounting Policies: In February 2021 the Board amended IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, to replace the term "significant" with "material", to require an entity to disclose its material accounting policy information rather than its significant accounting policies. Therefore, accounting policy information may be considered material when that information is considered together with other information in a complete set of financial statements. In the Board’s view, accounting policy information is expected to be material if its disclosure was needed for primary users to understand information provided about material transactions, other events or conditions in the financial statements. These amendments are effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

Management is currently evaluating the impact that this amendment would have on the Bank’s consolidated financial statement and disclosures.

Amendments to IAS 12 Income Taxes. Deferred Tax related to Assets and Liabilities arising from a Single Transaction: In May 2021, the Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. This amendment is effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

Management is currently evaluating the impact that this amendment would have on the Bank’s consolidated financial statement and disclosures.

Amendments to IFRS 16 Leases- Lease liability in a sale and leaseback: In September 2022, the Board amended IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions that meet the requirements of IFRS 15 to be accounted as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a subsequent lease such that it does not recognize any amount of gain or loss that relates to the right-of-use that it retains.

This amendment is effective for annual periods beginning on or after January 1, 2024, and early application is permitted.

Management evaluated the impact of the changes that the amendment to IFRS 16 would have on the Bank’s consolidated financial statements and disclosures, and no impact is expected.

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

•      Banking Panama

This segment provides retail and commercial banking products and services to individuals and companies in Panama and includes all the operations of Banistmo S.A. and its subsidiaries, which are managed and monitored by the CODM on a consolidated basis. Banking Panama also includes operations of the following operational stage subsidiaries: Banistmo Investment Corporation S.A., Leasing Banistmo S.A. y Valores Banistmo S.A.; and of the following non-operational subsidiaries: Banistmo Panamá Fondo de Inversión S.A., Banistmo Capital Markets Group Inc., Anavi Investment Corporation S.A., Desarrollo de Oriente S.A., Steens Enterpresies S.A. and Ordway Holdings S.A. In 2021, Financomer S.A, merged with Banistmo S.A. As of December 31, 2022, the following companies aren´t consolidated: Suvalor Renta Fija Internacional Corto Plazo S.A. and Fondo Renta Sostenible Global S.A. (before Suvalor Renta Variable Colombia S.A.). For further information see Note 2.C.1 Subsidiaries.

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

In September 2021, the Bank through Valores Bancolombia S.A. formed the companies Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC and Bancolombia Capital Advisers LLC. In 2022, these companies obtained regulatory authorizations to operate as a broker-dealer and as a registered investment adviser in the United States. For futher information see Note 1 Reporting entity.

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

This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., Negocios Digitales Colombia S.A.S. (before Pasarela Colombia S.A.S.), Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa and the technology services company Wompi S.A.S (before Vlipco S.A.S.).

From March 2022, this segment include operations of Fideicomiso P.A FAI CALLE 77 and Note 9.3 Business Combination. Additionally, as of October 2022, this segment also includes the operations of the Fideicomiso P.A Nomad Salitre and P.A Mercurio. For further information, see Note 1 Reporting Entity.

In addition, this segment includes Wenia LTD, a company formed by the subsidiary, Sistemas de Inversiones y Negocios S.A. SINESA, in Bermuda. The company is a corporate vehicle for the creation and implementation of operating systems and software applications, which will allow the Bank to continue advancing in the adoption and incorporation of a business model based on decentralized finance. For further information, see Note 1 Reporting Entity.

According to the quantitative threshold test required by IFRS 8 Operating Segments, the revenue reported by “all other segments” is less than 10 per cent of the combined revenue of all operating segments and its assets represent less than 10 percent of all operating segments combined assets of the Bank.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2022
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	segments
In millions of COP
Total interest and valuation on financial instruments	20,727,335	2,364,820	1,527,860	1,537,801	72	4	12,996	512,417	113,642	26,796,947
Interest income on loans and financial leases	19,263,960	2,154,151	1,293,556	1,509,143	72	-	511	446,028	116,072	24,783,493
Total debt investments	1,361,299	161,974	170,423	27,089	-	4	20,024	48,722	(2,447)	1,787,088
Derivatives	108,255	(1,026)	63,494	-	-	-	658	-	-	171,381
Total liquidity operations	(6,179)	49,721	387	1,569	-	-	(8,197)	17,667	17	54,985
Interest expenses	(6,333,834)	(910,937)	(297,839)	(528,459)	(150)	(4)	(104)	(271,280)	(99,863)	(8,442,470)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	14,393,501	1,453,883	1,230,021	1,009,342	(78)	-	12,892	241,137	13,779	18,354,477
Total credit impairment charges, net	(2,971,599)	(545,012)	(102,710)	(168,834)	(796)	(924)	3,133	25,029	(29,984)	(3,791,697)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,421,902	908,871	1,127,311	840,508	(874)	(924)	16,025	266,166	(16,205)	14,562,780
Revenues (Expenses) from transactions the operating segments of the Bank	(32,163)	(25,022)	(7,371)	(45,526)	(12,658)	3,404	53,229	212,049	(145,942)	-
Fees and commissions income(1)	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526
Fees and commissions expenses	(2,099,585)	(210,004)	(170,563)	(91,424)	(3,668)	(269)	(6,160)	(8,025)	(468)	(2,590,166)
Total fees and commissions, net	2,584,978	236,579	273,614	127,130	315,201	85,963	105,206	33,996	17,693	3,780,360
Other operating income (Expenses)	(72,994)	51,494	19,685	129,403	14,897	671	13,575	9,954	1,886,750	2,053,435
Dividends and net income on equity investments	(8,058)	9,655	5,340	828	2,164	8,760	(4,314)	35	221,444	235,854
Total operating income, net	13,893,665	1,181,577	1,418,579	1,052,343	318,730	97,874	183,721	522,200	1,963,740	20,632,429
Operating expenses(2)	(6,600,686)	(797,091)	(639,748)	(577,497)	(153,377)	(47,997)	(153,317)	(79,814)	(857,541)	(9,907,068)
Impairment, depreciation and amortization	(613,807)	(110,293)	(106,601)	(54,999)	(1,630)	(232)	(1,754)	(2,626)	(88,633)	(980,575)
Total operating expenses	(7,214,493)	(907,384)	(746,349)	(632,496)	(155,007)	(48,229)	(155,071)	(82,440)	(946,174)	(10,887,643)
Profit before income tax	6,679,172	274,193	672,230	419,847	163,723	49,645	28,650	439,760	1,017,566	9,744,786
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2021
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	11,498,013	1,963,509	1,193,824	1,178,615	46	-	12,277	251,135	37,898	16,135,317	428	16,135,745
Interest income on loans and financial leases	11,118,035	1,791,476	1,072,718	1,109,804	46	-	28	215,529	36,226	15,343,862	428	15,344,290
Total debt investments	399,517	156,377	105,035	67,772	-	-	12,540	35,739	632	777,612	-	777,612
Derivatives	17,263	1,860	15,345	-	-	-	(832)	1	-	33,637	-	33,637
Total liquidity operations	(36,802)	13,796	726	1,039	-	-	541	(134)	1,040	(19,794)	-	(19,794)
Interest expenses	(2,666,843)	(796,396)	(240,144)	(397,138)	(167)	(7)	(73)	(198,012)	(52,776)	(4,351,556)	-	(4,351,556)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,831,170	1,167,113	953,680	781,477	(121)	(7)	12,204	53,123	(14,878)	11,783,761	428	11,784,189
Total credit impairment charges, net	(2,122,515)	(323,216)	4,271	35,841	(4,595)	(55)	(116)	14,995	(17,836)	(2,413,226)	(7,304)	(2,420,530)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	6,708,655	843,897	957,951	817,318	(4,716)	(62)	12,088	68,118	(32,714)	9,370,535	(6,876)	9,363,659
Revenues (Expenses) from transactions the operating segments of the Bank	18,458	(10,089)	7	(26,324)	(26,584)	3,576	59,995	81,997	(101,036)	-	-	-
Fees and commission income(1)	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804	-	5,293,804
Fees and commission expenses	(1,524,691)	(151,906)	(116,600)	(50,144)	(3,881)	(49)	(4,135)	(6,556)	(2,721)	(1,860,683)	-	(1,860,683)
Total fees and commission income, net	2,316,781	199,697	243,124	109,764	343,997	79,482	113,147	26,753	376	3,433,121	-	3,433,121
Other operating income (Expenses)	653,968	19,101	9,712	82,855	12,702	879	(6,075)	11,109	1,238,893	2,023,144	(1,003)	2,022,141
Dividends and net income on equity investments	93,769	4,387	2,760	658	28,201	(232)	2,177	20	196,604	328,344	-	328,344
Total operating income, net	9,791,631	1,056,993	1,213,554	984,271	353,600	83,643	181,332	187,997	1,302,123	15,155,144	(7,879)	15,147,265
Operating expenses(2)	(5,550,033)	(700,226)	(549,782)	(464,199)	(129,923)	(34,905)	(119,265)	(61,191)	(633,171)	(8,242,695)	-	(8,242,695)
Impairment, depreciation and amortization	(529,662)	(104,493)	(81,201)	(102,991)	(1,548)	(206)	(1,896)	(1,993)	(95,773)	(919,763)	(795)	(920,558)
Total operating expenses	(6,079,695)	(804,719)	(630,983)	(567,190)	(131,471)	(35,111)	(121,161)	(63,184)	(728,944)	(9,162,458)	(795)	(9,163,253)
Profit (Loss) before income tax	3,711,936	252,274	582,571	417,081	222,129	48,532	60,171	124,813	573,179	5,992,686	(8,674)	5,984,012
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2020
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	11,944,262	1,986,566	1,226,150	1,101,638	32	-	47,030	347,881	33,946	16,687,505	1,145	16,688,650
Interest income on loans and financial leases	11,859,262	1,793,826	1,140,924	1,012,174	32	-	45	293,802	31,767	16,131,832	1,145	16,132,977
Total Debt investments	451,781	170,416	84,366	83,767	-	-	17,086	33,885	658	841,959	-	841,959
Derivatives	(381,725)	(502)	227	-	-	-	29,209	14,995	-	(337,796)	-	(337,796)
Total liquidity operations	14,944	22,826	633	5,697	-	-	690	5,199	1,521	51,510	-	51,510
Interest expenses	(3,914,661)	(841,736)	(293,317)	(450,091)	(166)	(4)	(35)	(299,755)	(63,243)	(5,863,008)	-	(5,863,008)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,029,601	1,144,830	932,833	651,547	(134)	(4)	46,995	48,126	(29,297)	10,824,497	1,145	10,825,642
Total credit impairment charges, net	(5,889,710)	(907,910)	(366,691)	(297,386)	(1,270)	42	(1,518)	(56,122)	(13,166)	(7,533,731)	7,282	(7,526,449)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	2,139,891	236,920	566,142	354,161	(1,404)	38	45,477	(7,996)	(42,463)	3,290,766	8,427	3,299,193
Revenues (Expenses) from transactions the operating segments of the Bank	142	(25,054)	(7,531)	(35,171)	(24,159)	20,509	61,393	118,854	(108,983)	-	-	-
Fees and commission income(1)	3,291,382	310,773	289,792	176,268	349,150	37,447	112,628	28,896	2,077	4,598,413	-	4,598,413
Fees and commission expenses	(1,313,286)	(118,016)	(74,887)	(39,871)	(4,095)	(61)	(3,597)	(4,600)	(3,172)	(1,561,585)	-	(1,561,585)
Total fees and commission income, net	1,978,096	192,757	214,905	136,397	345,055	37,386	109,031	24,296	(1,095)	3,036,828	-	3,036,828
Other operating income (Expenses)	817,677	30,145	14,266	74,021	13,078	1,524	(5,736)	12,939	887,454	1,845,368	(796)	1,844,572
Dividends and net income on equity investments	43,737	6,984	858	953	29,145	(2,503)	(27,930)	32	54,010	105,286	18,039	123,325
Total operating income, net	4,979,543	441,752	788,640	530,361	361,715	56,954	182,235	148,125	788,923	8,278,248	25,670	8,303,918
Operating expenses(2)	(4,967,506)	(590,269)	(424,516)	(423,211)	(104,005)	(23,658)	(88,828)	(58,073)	(477,289)	(7,157,355)	-	(7,157,355)
Impairment, depreciation and amortization	(405,811)	(112,358)	(69,318)	(132,237)	(1,379)	(217)	(1,892)	(2,631)	(111,044)	(836,887)	(903)	(837,790)
Total operating expenses	(5,373,317)	(702,627)	(493,834)	(555,448)	(105,384)	(23,875)	(90,720)	(60,704)	(588,333)	(7,994,242)	(903)	(7,995,145)
Profit (Loss) before income tax	(393,774)	(260,875)	294,806	(25,087)	256,331	33,079	91,515	87,421	200,590	284,006	24,767	308,773
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2022
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	Allother	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	247,113,605	52,445,934	26,696,524	26,143,629	603,486	2,116,143	326,047	35,131,458	9,222,529	399,799,355	(46,984,622)	352,814,733
Total liabilities	207,293,246	47,081,613	23,738,984	23,635,997	126,307	80,162	106,115	23,216,118	4,320,836	329,599,378	(16,782,196)	312,817,182

As of December 31, 2021
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	209,948,788	40,561,211	20,980,061	19,510,688	638,280	2,039,204	371,278	24,074,957	7,117,110	325,241,577	(35,386,529)	289,855,048
Total liabilities	177,198,960	36,231,139	18,416,563	17,763,659	108,254	55,743	125,176	15,568,638	3,037,853	268,505,985	(12,576,395)	255,929,590

The following table presents financial information of the investments in associates and joint ventures by operating segment:

As of December 31, 2022(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	337,024	28,029	256,720	700,936	1,592,924	2,915,633
Equity method	2,588	3,617	22,522	3,857	186,521	219,105
(1)	As of December 31, 2022, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

As of December 31, 2021(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	601,758	22,631	303,506	394,061	1,398,603	2,720,559
Equity method	45,555	2,747	27,377	1,011	122,962	199,652
(1)	As of December 31, 2021, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

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

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2022		2021		2020
Geographic information	Interest and	Long-lived	Interest and	Long-lived	Interest and	Long-lived
	valuation	assets(1)	valuation	assets(1)	valuation	assets(1)
In millions of COP
Colombia	20,977,845	12,666,847	11,605,829	9,413,340	12,152,560	8,381,397
Panama	3,023,461	1,042,824	2,251,653	838,278	2,400,442	737,039
El Salvador	1,528,264	636,071	1,194,026	434,212	1,227,645	370,983
Guatemala	1,537,811	445,288	1,178,619	347,084	1,101,643	295,622
United States of America	-	7,504	-	-	-	-
Puerto Rico	64,709	2,328	49,662	1,644	64,104	1,413
Costa Rica	-	-	-	-	-	72
Bermuda	2	-	-	-	-	-
Total	27,132,092	14,800,862	16,279,789	11,034,558	16,946,394	9,786,526
Eliminations and adjustment	(335,145)	8,795,011	(144,044)	7,655,610	(257,744)	6,537,003
Total, net	26,796,947	23,595,873	16,135,745	18,690,168	16,688,650	16,323,529
(1)	Includes assets held for sale, premises and equipment, net, investment property, goodwill and intangible assets, net.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2022	December 31, 2021
In millions of COP
Cash and balances at central bank
Cash	8,854,169	7,994,899
Due from central banks(1)	9,602,209	9,817,664
Due from other private financial entities	5,881,022	5,092,792
Checks on hold	289,924	136,050
Remittances of domestic negotiated checks in transit	93,844	106,271
Total cash and due from banks	24,721,168	23,147,676
Money market transactions
Interbank borrowings	4,050,407	1,388,411
Reverse repurchase agreements and other similar secured loans	2,873,716	793,759
Total money market transactions	6,924,123	2,182,170
Total cash and cash equivalents	31,645,291	25,329,846
(1)	According to External Resolution No. 20 of 2020 of Banco de la República, which amends External Resolution No. 5 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain, the equivalent of 8% of the deposits mentioned in Article 1, paragraph (a), and the equivalent of 3.5% of its customer’s deposits with a maturity of less than 18 months (paragraph b), as ordinary reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, in accordance with the Agreement 004 of 2008 issued by the Superintendency of Banks of Panama, all Panamanian banks must maintain a minimum legal liquidity rate established at 30.00%. Finally, as of December 31, 2022, in accordance with temporary rule NPTB-09, which is effective from October 4, 2022, to March 28, 2023, Banco Agrícola must maintain an equivalent average daily amount of its deposits and debt instruments in issue as a liquidity reserve between 1.00% and 16.00% represented in unrestricted deposits or debt instruments in issue by El Salvador Central Bank. Once the complete term established, the bank continues with the Technical Norm (NRP-28), issued by the Central Bank, where the Bank must maintain an equivalent amount between 1.00% and 18.00%, which has been in effect since 23 June 2021.

As of December 31, 2022 and 2021, there is restricted cash amounting to COP 752,099 and COP 472,443, respectively, included in other assets on the consolidated statement of financial position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1   Financial assets investments

The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2022 and 2021:

As of December 31, 2022

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other		Amortized	Total carrying
	profit or loss	comprehensive income		cost	value
In millions of COP
Securities issued by the Colombian Government(1)	4,260,230	2,590,622		206,950	7,057,802
Securities issued by foreign governments	5,967,856	4,694,369		755,282	11,417,507
Securities issued by government entities	79,035	-		3,059,550	3,138,585
Corporate bonds	121,527	123,327		3,680,260	3,925,114
Securities issued by other financial institutions(2)	623,602	569,357		634,318	1,827,277
Total debt instruments	11,052,250	7,977,675	(3)	8,336,360	27,366,285
Total equity securities	90,538	483,317			573,855
Total financial assets investments					27,940,140
(1)	Lower investment in TES - Treasury instruments.
(2)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 91,204. For further information on TIPS’ fair value measurement see Note 30 fair value of assets and liabilities.
(3)	The Bank has recognized in the consolidated statement of comprehensive income COP (164,542) related to debt instruments at fair value through OCI. See Consolidated Statement of Comprehensive Income.

As of December 31, 2021

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other		Amortized	Total carrying
	profit or loss	comprehensive income		cost	value
In millions of COP
Securities issued by the Colombian Government	8,978,484	2,515,927		147,042	11,641,453
Securities issued by foreign governments	5,180,775	4,293,949		497,544	9,972,268
Securities issued by government entities	67,395	-		2,740,671	2,808,066
Corporate bonds	120,653	124,917		2,544,550	2,790,120
Securities issued by other financial institutions(1)	689,160	310,658		597,423	1,597,241
Total debt instruments	15,036,467	7,245,451	(2)	6,527,230	28,809,148
Total equity securities	85,244	394,909			480,153
Total financial assets investments					29,289,301
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 113,114. For further information on TIPS’ fair value measurement see Note 30 fair value of assets and liabilities.
(2)	The Bank has recognized in the consolidated statement of comprehensive income COP (51,525) related to debt instruments at fair value through OCI. See Consolidated Statement of Comprehensive Income.

The following tables set forth the debt instruments portfolio by maturity:

As of December 31, 2022

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by foreign governments	5,187,871	100,436	367,120	312,429	5,967,856
Securities issued by the Colombian Government	1,639,518	866,241	472,955	1,281,516	4,260,230
Securities issued by other financial institutions	198,255	300,917	52,592	71,838	623,602
Corporate bonds	46,638	32,989	19,228	22,672	121,527
Securities issued by government entities	23,763	45,921	5,757	3,594	79,035
Subtotal	7,096,045	1,346,504	917,652	1,692,049	11,052,250
Fair value through other comprehensive income
Securities issued by foreign governments	2,930,125	878,199	694,837	191,208	4,694,369
Securities issued by the Colombian Government	2,590,622	-	-	-	2,590,622
Securities issued by other financial institutions	148,925	316,099	-	104,333	569,357
Corporate bonds	-	-	-	123,327	123,327
Subtotal	5,669,672	1,194,298	694,837	418,868	7,977,675
Securities at amortized cost
Corporate bonds	250,583	423,154.00	755,067	2,251,456	3,680,260
Securities issued by government entities	3,008,521	-	-	51,029	3,059,550
Securities issued by foreign governments	16,676	431,662	116,919	190,025	755,282
Securities issued by other financial institutions	79,800	191,690	48,701	314,127	634,318
Securities issued by the Colombian Government	-	170,314	9,139	27,497	206,950
Subtotal	3,355,580	1,216,820	929,826	2,834,134	8,336,360
Total debt instruments	16,121,297	3,757,622	2,542,315	4,945,051	27,366,285

As of December 31, 2021

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	938,984	6,251,182	1,276,374	511,944	8,978,484
Securities issued by foreign governments	4,606,436	64,189	175,555	334,595	5,180,775
Securities issued by other financial institutions	187,194	264,720	115,920	121,326	689,160
Corporate bonds	18,861	37,377	19,591	44,824	120,653
Securities issued by government entities	14,105	39,491	9,667	4,132	67,395
Subtotal	5,765,580	6,656,959	1,597,107	1,016,821	15,036,467
Fair value through other comprehensive income
Securities issued by foreign governments	2,325,032	1,085,997	539,525	343,395	4,293,949
Securities issued by the Colombian Government	2,515,927	-	-	-	2,515,927
Securities issued by other financial institutions	71,491	59,225	57,922	122,020	310,658
Corporate bonds	-	-	-	124,917	124,917
Subtotal	4,912,450	1,145,222	597,447	590,332	7,245,451
Securities at amortized cost
Securities issued by government entities	2,690,415	-	-	50,256	2,740,671
Corporate bonds	22,504	574,384	50,426	1,897,236	2,544,550
Securities issued by other financial institutions	193,334	68,148	55,451	280,490	597,423
Securities issued by foreign governments	33,770	14,540	242,050	207,184	497,544
Securities issued by the Colombian Government	-	145,060	-	1,982	147,042
Subtotal	2,940,023	802,132	347,927	2,437,148	6,527,230
Total debt instruments	13,618,053	8,604,313	2,542,481	4,044,301	28,809,148

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

The Bank has recognized in the consolidated statement of comprehensive income COP 32,072 in 2022, COP 52,147 in 2021 and COP (94,857) in 2020 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.

Equity securities that are measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through OCI analyzed by listing status:

	Carrying amount
Equity securities	December 31, 2022	December 31, 2021
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	40,878	57,791
Equity securities listed in foreign countries	8,038	6,732
Equity securities unlisted:
Telered S.A.	207,562	150,943
Asociación Gremial de Instituciones Financieras Credibanco S.A.	98,492	87,344
Compañía De Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	21,727	14,054
Transacciones y Transferencias, S. A.	16,890	8,282
Trii Technologies Co.	14,431	-
Home Capital Colombia S.A.S.	12,821	-
500 Luchadores II, L.P.	11,736	9,181
Cámara de Riesgo Central de Contraparte de Colombia S.A.	6,038	6,038
Derecho Fiduciario Inmobiliaria Cadenalco	4,003	3,638
Others(1)	40,701	50,906
Total equity securities at fair value through OCI	483,317	394,909
(1)	Decrease due mainly to payments received by residual rights amounting to COP 15,408.

During 2022, 2021 and 2020, no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2022, 2021 and 2020 amounted to COP 16,842, COP 12,665 and COP 13,567, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2022 and 2021 is as follows:

As of December 31, 2022

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Corporate bonds	Between 3 and 6 months	Bonds	5,101
Securities issued by other financial institutions	Greater than 12 months	Bonds	1,861
Securities issued by other financial institutions	Greater than 12 months	Time deposits	2,171
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	23,764
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	30,383
Securities issued by foreign governments	Greater than 12 months	Bonds	212,249
Subtotal investments pledged as collateral in money market			275,529
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	320,252
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	38,083
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	215,250
Subtotal investments pledged as collateral in derivative operations			573,585
Total securities pledged as collateral			849,114

As of December 31, 2021

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by other financial institutions	Between 3 and 6 months	Time deposits	5,458
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	4,974
Securities issued by other financial institutions	Greater than 12 months	Time deposits	4,919
Securities issued by other financial institutions	Greater than 12 months	Bonds	4,269
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	4,233
Securities issued by the Colombian Government	Between 6 and 12 months	Tax refund titles	40,011
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	421,707
Securities issued by foreign governments	Greater than 12 months	Bonds	124,107
Subtotal investments pledged as collateral in money market			609,678
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	242,716
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	303,847
Subtotal investments pledged as collateral in derivative operations			546,563
Total securities pledged as collateral			1,156,241

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at fair value through other comprehensive income and Amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:

As of December 31, 2022

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2022	13,545,514	227,167	13,772,681
Transfer from stage 1 to stage 2(1)	(23,017)	23,017	-
Transfer from stage 2 to stage 1(2)	129,403	(129,403)	-
Change in measure(3)	(110,061)	-	(110,061)
Sales and maturities	(8,056,827)	(96,382)	(8,153,209)
Purchases	9,814,484	286,278	10,100,762
Valuation and payments	(381,921)	2,979	(378,942)
Foreign Exchange	1,055,569	27,235	1,082,804
Gross carrying amount as at 31 December 2022	15,973,144	340,891	16,314,035
(1)	Stage transfer in corporate bonds.
(2)	Stage transfer in securities issued by the Guatemalan government and corporate bonds.
(3)	Mercom Bank Ltd., a Grupo Agromercantil Holding S.A. subsidiary, is in the process of being gradually wound down; the measurement of the portfolio of securities issued by the government of Guatemala was changed from amortized cost to fair value through profit or loss.

As of December 31, 2021

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2021	13,237,154	156,428	13,393,582
Transfer from stage 1 to stage 2(1)	(47,331)	47,331	-
Sales and maturities	(8,690,663)	-	(8,690,663)
Purchases	8,655,481	-	8,655,481
Valuation and payments	(335,851)	(1,596)	(337,447)
Foreign Exchange	726,724	25,004	751,728
Gross carrying amount as at 31 December 2021	13,545,514	227,167	13,772,681
(1)	Stage transfer in corporate bonds.

The following shows provisions detail for the debt instruments portfolio using the expected credit losses model:

As of December 31, 2022

Concept	Stage 1	Stage 2	Total
In millions of COP
Securities at amortized cost	7,995,469	340,891	8,336,360
Carrying amount	8,025,350	375,911	8,401,261
Loss allowance	(29,881)	(35,020)	(64,901)
Securities at fair value through other comprehensive income(1)	7,977,675	-	7,977,675
Total debt instruments portfolio measure at fair value through OCI and amortized cost	15,973,144	340,891	16,314,035
(1)	Loss allowance of investments at fair value through OCI increased to COP 2,288.

As of December 31, 2021

Concept	Stage 1	Stage2	Total
In millions of COP
Securities at amortized cost	6,300,063	227,167	6,527,230
Carrying amount	6,317,752	234,157	6,551,909
Loss allowance	(17,689)	(6,990)	(24,679)
Securities at fair value through other comprehensive income(1)	7,245,451	-	7,245,451
Total debt instruments portfolio measure at fair value through OCI and amortized cost	13,545,514	227,167	13,772,681
(1)	Loss allowance of investments at fair value through OCI increased to COP 3,244.

The following table sets forth the changes in the allowance for debt instruments measured at amortized cost and fair value through other comprehensive income:

As of December 31, 2022

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2022	20,934	6,989	27,923
Transfer from stage 1 to stage 2(1)	(3,808)	3,808	-
Transfer from stage 2 to stage 1(2)	526	(526)	-
Change in measure(3)	(213)	-	(213)
Sales and maturities	(7,906)	(1,170)	(9,076)
New debt instruments purchased(4)	17,347	28,795	46,142
Net provisions recognised during the period(5)	2,794	(4,088)	(1,294)
Foreign Exchange	2,495	1,212	3,707
Loss allowance of December 31, 2022	32,169	35,020	67,189
(1)	Stage transfer in corporate bonds.
(2)	Stage transfer in securities issued by the Guatemalan government and corporate bonds.
(3)	Mercom Bank Ltd., a Grupo Agromercantil Holding S.A. subsidiary, is in the process of being gradually wound down; the measurement of the portfolio of securities issued by the government of Guatemala was changed from amortized cost to fair value through profit or loss.
(4)	Impairment is mostly in securities issued by the government of Salvador and corporate bonds.
(5)	Decrease in stage 1 is due to a lower impairment loss in Banistmo S.A.y filiales due to better economic conditions and the increase in stage 2 is due to Bancolombia Panama S.A. and Bancolombia Puerto Rico Internacional Inc.

As of December 31, 2021

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2021	37,745	4,626	42,371
Transfer from stage 1 to stage 2(1)	(1,670)	1,670	-
Sales and maturities	(7,985)	-	(7,985)
New debt instruments purchased	11,831	-	11,831
Net provisions recognised during the period(2)	(23,744)	(46)	(23,790)
Foreign Exchange	4,757	739	5,496
Loss allowance of December 31, 2021	20,934	6,989	27,923
(1)	Stage transfer in corporate bonds.
(2)	Decrease in stage 1 due to lower impairment loss value in Banistmo S.A. because of better economic conditions.

The increase in loss allowance is due to higher risk in all issuers in Bank’s investment portfolio.

As of December 31, 2020

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2020	13,013	1,588	14,601
Sales and maturities	(6,313)	-	(6,313)
New debt instruments purchased	19,856	3,429	23,285
Remeasurement	10,872	(466)	10,406
Foreign Exchange	317	75	392
Loss allowance of December 31, 2020	37,745	4,626	42,371

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

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Risk Management.

The following table sets forth the carrying values of the Bank’s derivatives by type of risk as of December 31, 2022 and 2021:

Derivatives	December 31, 2022	December 31, 2021
In millions of COP
Forwards
Assets
Foreign exchange contracts	1,573,952	729,367
Equity contracts	5,519	6,796
Subtotal assets	1,579,471	736,163
Liabilities
Foreign exchange contracts	1,711,644	605,537
Equity contracts	7,203	25,068
Subtotal liabilities	1,718,847	630,605
Total forwards	(139,376)	105,558
Swaps
Assets
Foreign exchange contracts	2,394,832	1,422,355
Interest rate contracts	865,627	247,158
Subtotal assets	3,260,459	1,669,513
Liabilities
Foreign exchange contracts	1,917,397	960,838
Interest rate contracts	1,008,302	308,457
Subtotal liabilities	2,925,699	1,269,295
Total swaps	334,760	400,218
Options
Assets
Foreign exchange contracts	121,307	48,329
Subtotal assets	121,307	48,329
Liabilities
Foreign exchange contracts	92,908	61,209
Subtotal liabilities	92,908	61,209
Total options	28,399	(12,880)
Derivative assets	4,961,237	2,454,005
Derivative liabilities	4,737,454	1,961,109

The following table sets forth the remaining contractual life of the derivatives portfolio:

As of December 31, 2022

	Forwards	Swaps	Options	Total
In millions of COP
Assets	1,579,471	3,260,459	121,307	4,961,237
Less than 1 year	1,432,022	860,281	108,319	2,400,622
Between 1 and 3 years	147,449	1,241,252	12,988	1,401,689
Greater than 3 years	-	1,158,926	-	1,158,926
Liabilities	1,718,847	2,925,699	92,908	4,737,454
Less than 1 year	1,642,706	501,368	80,854	2,224,928
Between 1 and 3 years	76,141	1,092,480	12,054	1,180,675
Greater than 3 years	-	1,331,851	-	1,331,851

As of December 31, 2021

	Forwards	Swaps	Options	Total
In millions of COP
Assets	736,163	1,669,513	48,329	2,454,005
Less than 1 year	696,501	536,333	41,762	1,274,596
Between 1 and 3 years	39,662	572,400	6,567	618,629
Greater than 3 years	-	560,780	-	560,780
Liabilities	630,605	1,269,295	61,209	1,961,109
Less than 1 year	579,036	333,194	56,826	969,056
Between 1 and 3 years	51,569	392,277	4,383	448,229
Greater than 3 years	-	543,824	-	543,824

Collateral for derivatives

The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
In millions of COP
Collateral granted	1,143,266	911,050
Collateral received	655,176	376,447

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

The table below presents the unrecognised gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:

As of December 31, 2022

	Forward	Swaps	Opciones	Total
In millions of COP
Balance at January 1, 2022	16,918	27,894	26,675	71,487
Increase due to new trades	315,395	11,937	164,460	491,792
Reduction due to amortization	(265,268)	(18,723)	(113,705)	(397,696)
Reduction due to sale or transfer	(5,321)	(4,528)	(37,716)	(47,565)
Balance at December 31, 2022	61,724	16,580	39,714	118,018

As of December 31, 2021

	Forward	Swaps	Opciones	Total
In millions of COP
Balance at January 1, 2021	29,102	26,984	21,452	77,538
Increase due to new trades	169,430	19,368	90,437	279,235
Reduction due to amortization	(179,115)	(11,560)	(70,751)	(261,426)
Reduction due to sale or transfer	(2,499)	(6,898)	(14,463)	(23,860)
Balance at December 31, 2021	16,918	27,894	26,675	71,487

Hedge accounting

In July 2022, the hedge operations that Group Bancolombia had through Banistmo S.A. was ended.

In 2021 the Bank, through Banistmo S.A., assessed monthly interest rate risk to make decisions in relation to new hedging derivatives with the strategic objective of reducing interest rate risk.

The subsidiary evaluates the effectiveness of the hedge at least quarterly prospectively using a linear regression analysis. The analysis regresses the historical monthly changes in the fair value of the hedged item, attributable to changes in the benchmark interest rate and changes in the fair value of the hedging instrument.

Additionally, changes in the value of the hedged item are measured in relation to the corresponding changes in the value of the hedging instrument. All values used in the measurement of hedge effectiveness shall be clean. The regression analysis will always use three or more years of market data. A regression analysis is used in forward testing to assess the effectiveness of the hedge in order to archive compensating changes in the fair value of the hedged item and the hedging instrument attributable to the hedged risk.

The subsidiary is exposed to future changes in the fair value of fixed assets/liabilities (USD and non USD) caused by movements in market interest rates that could affect earnings. Management´s strategy is to reduce this exposure to interest rate movements through intest rate swap transactions. A hedging instrument (specific swap or group of swaps) has been assigned to each hedged item. The maturity and principal of the hedging instrument will match the maturity or principal of the hedged item to avoid partial-term fair value hedges. The effectiveness of each hedge has to be tested.

For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value of the related hedged item concerning to the risk hedged, are reflected in the Consolidated Statement of Income in the line “Interest and valuation on financial instruments”.

Fair value hedging

As of December 31 2021, Banistmo S.A. designated 8 derivative contracts (Interest rate swaps), as fair value hedging instruments with maturity dates ranging from July 2022.

As of December 31 2021, the following table contains details of the hedged expresures covered by the Group’s hedging strategies:

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

As of December 31 2021, the following table sets forth the notional amount and fair value of the hedged item recognized in the Consolidated Statement of Financial Position as “Financial assets investments”:

December 31, 2021
In millions of COP
Notional amount	316,701
Fair value	333,407

December 31, 2021
In thousands of USD
Notional amount	79,550
Fair value	83,746

The following table contains information regarding the effectiveness of the hedging relationships designated by the Group, as well as the impacts on profit or loss and comprehensive income:

December 31, 2022
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	(3,647)	(3,012)	Other operating income

December 31, 2021
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	6,285	(6,133)	Other operating income

December 31, 2020
In millions of COP
	Gains / (loss) recognized in	Hedge Ineffectiveness recognized in	P&L line item that includes hedge
	OCI	P&L	ineffectiveness
Fair value hedges
Interest rate
- Fixed rate	(5,459)	(3,746)	Other operating income

Hedges of a net asset in a foreign operation

The Bank has designated debt instruments in issue and financing with correspondent banks for USD 2,060,000 as hedge accounting for an equivalent amount of the net assets of its investment in Banistmo. The purpose of this operation is to protect the Bank from the foreign exchange rate risk (USD/COP) of a portion of the net assets in the subsidiary Banistmo S.A., a company domicilied in Panamá, which has a different functional currency from that of the Group.

The following is the detail of the hedging instruments of the net foreign investment:

Debt securities issued designated as a hedging instrument
In thousands of USD
				Designated capital as
Opening date	Expiration date	Rate	Principal balance	a hedged instrument
18/10/2017	18/10/2027	7.03%	750,000	360,000
18/12/2019	18/12/2029	4.68%	436,516	436,516
18/12/2019	18/12/2029	4.68%	85,710	85,710
18/12/2019	18/12/2029	4.68%	27,774	27,774
29/01/2020	29/01/2025	3.02%	598,032	598,032
29/01/2020	29/01/2025	3.02%	351,968	351,968
Total Debt securities issued			2,250,000	1,860,000
Financing with Correspondent Banks designated as a hedging instrument
31/03/2022	17/03/2025	6.06%	150,000	150,000
7/09/2022	5/09/2025	6.36%	50,000	50,000
Total Financing with Correspondent Banks			200,000	200,000
Total			2,450,000	2,060,000

Measurement of effectiveness and ineffectiveness

A hedge is considered effective if, at the beginning of the period and subsequent periods, changes in fair value or cash flows attributable to the hedge risk during the period for which the hedge has been designated.

The Bank has documented the effectiveness tests of the hedge.The hedge is considered effective, since the critical terms and risks of the obligations that serve as a hedging instrument are identical to those of the primary hedged position. Hedged effectiveness is measured on a before income tax.

Gains or losses on the conversion of Banistmo’s financial statements are recognized in Consolidated Statements of Comprehensive Income. Consequently, the exchange difference related to the conversion of debt securities issued and financing with Correspondent banks is recognized directly in OCI.The adjustment recognized in Consolidated Statements of Comprehensive Income amounted to COP (1,833,087), COP (1,207,052) and COP (341,792), for the years ended at December 31, 2022, 2021 and 2020, respectively.

For further information see note 17. Borrowings from other financial institusions, note 18. Debt instruments in issue and Consolidated Statement of Comprehensive Income.

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

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2022 and 2021 by derivative and by risk:

As of December 31, 2022

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Swaps	2,394,832	(1,917,397)
Forwards	1,573,952	(1,711,644)
Options	121,307	(92,908)
Interest rate contracts
Swaps	865,627	(1,008,302)
Equity contracts
Forwards	5,519	(7,203)
Gross derivative assets/liabilities	4,961,237	(4,737,454)
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	4,961,237	(4,737,454)
Master netting agreements	(4,369,178)	4,578,461
Collateral received/paid	(592,059)	158,993
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

As of December 31, 2021

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter

Foreign exchange contracts
Swaps	1,422,355	(960,838)
Forwards	729,367	(605,537)
Options	48,329	(61,209)
Interest rate contracts
Swaps	247,158	(308,457)
Equity contracts
Forwards	6,796	(25,068)
Gross derivative assets/liabilities	2,454,005	(1,961,109)
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	2,454,005	(1,961,109)
Master netting agreements	(1,785,702)	1,961,109
Equity collateral received/paid	(668,303)
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

For further information about offsetting of other financial assets and liabilities see Note 16 Interbank deposits and repurchase agreements and other similar secured borrowing.

Interest rate benchmark reform

During 2021, the Bank through Banistmo S.A., had fair value hedging relationships that were exposed to LIBOR and during 2022, the hedge was canceled. Given this benchmark rate is subject to uncertainty as a result of the replacement of LIBOR, the Bank has adopted the amendments to IFRS 9 which provide temporary relief from applying specific hedge accounting requirements (as explained in note 2 Significant Accounting Policies).

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

The table below shows the notional value of hedging instruments by benchmark interest rate impacted by the reform:

In thousands of USD
	Notional value of	Notional value of
	hedging instruments	hedging instruments
	2022	2021
Fair value hedges
USD LIBOR	-	79,550

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

●	Differences in the interest rate market curves applied to discount the hedging instrument and the hedged instrument.

●	The effects of the reforms identified for the LIBOR rate transition, where it could be affected if the agreed times for the changes do not coincide with those made by the international market and have different impacts on the hedged instrument and the hedging instruments.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET

Loans and financial leasing operating portfolio

The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2022 and 2021:

Composition	December 31, 2022	December 31, 2021
In millions of COP
Commercial	143,537,853	114,911,843
Consumer	59,588,721	48,363,040
Mortgage	37,371,373	30,646,787
Financial Leases(1)	28,097,716	25,119,628
Small Business Loans	1,328,076	1,282,185
Total gross loans and advances to customers	269,923,739	220,323,483
Total allowance	(15,479,640)	(15,864,482)
Total Net loans and advances to customers	254,444,099	204,459,001
(1)	See note 7.1 Lessor.

Allowance for loans losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2022, 2021 and 2020:

As of December 31, 2022

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2022	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
Loan purchases / Loan sales(1)	(225,226)	-	-	-	-	(225,226)
Recovery of charged - off loans(2)	188,018	385,011	28,690	72,056	1,191	674,966
Credit impairment charges on loans, advances and financial leases, net	502,577	3,447,515	183,436	(461,665)	49,490	3,721,353
Adjusted stage 3(3)	323,196	279,843	38,769	48,836	11,989	702,633
Charges-off(2)	(1,742,895)	(3,788,517)	(345,991)	(176,407)	(111,092)	(6,164,902)
Translation adjustment	411,612	418,016	58,129	9,187	9,390	906,334
Balance at December 31, 2022	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
(1)	This balance corresponds to the provision for portfolio sales of Bancolombia S.A.
(2)	This amount is still subject to enforcement activity.
(3)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

As of December 31, 2021

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2021	7,673,720	5,753,430	992,515	1,996,033	200,345	16,616,043
Loan purchases / Loan sales(1)	(27,817)	-	-	-	-	(27,817)
Recovery of charged - off loans(2)	125,208	349,125	26,660	61,303	3,140	565,436
Credit impairment charges on loans, advances and financial leases, net	198,619	2,268,595	68,809	(34,678)	19,833	2,521,178
Adjusted stage 3(3)	216,330	288,214	49,893	40,747	12,550	607,734
Charges-off(2)	(674,248)	(3,618,009)	(110,408)	(554,701)	(79,065)	(5,036,431)
Translation adjustment	301,211	263,912	33,589	12,363	7,264	618,339
Balance at December 31, 2021	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
(1)	This balance corresponds to the provision for portfolio sales of Bancolombia S.A
(2)	This amount is still subject to enforcement activity.
(3)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

As of December 31, 2020

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2020	5,456,993	3,445,818	860,665	1,025,403	140,516	10,929,395
Recovery of charged - off loans(1)	118,196	256,836	15,943	44,381	1,552	436,908
Credit impairment charges on loans, advances and financial leases, net(2)	2,406,228	3,745,662	163,527	903,191	117,147	7,335,755
Adjusted stage 3(1)(3)	213,214	203,420	39,793	63,240	9,907	529,574
Charges-off(1)	(527,318)	(1,875,355)	(89,727)	(40,150)	(67,853)	(2,600,403)
Translation adjustment	6,407	(22,951)	2,314	(32)	(924)	(15,186)
Balance at December 31, 2020	7,673,720	5,753,430	992,515	1,996,033	200,345	16,616,043
(1)	This amount is still subject to enforcement activity.
(2)	The increases are mostly due to the consequences of the COVID-19 pandemic in 2020. For more information see Risk Management.
(3)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

The following explains the significant changes in the loans and the allowance for loan losses by category during the periods ended on December 31, 2022 and 2021 as a result of applying the expected credit loss model according to IFRS 9:

As of December 31, 2022

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	97,000,580	(745,898)	8,335,781	(917,747)	9,575,482	(6,149,378)	114,911,843	(7,813,023)
Transfers of financial instruments:	(1,000,903)	(55,842)	164,928	(58,355)	835,975	114,197	-	-
Transfers from stage 1 to stage 2	(1,826,599)	40,086	1,826,599	(40,086)	-	-	-	-

Transfers from stage 1 to stage 3	(495,556)	24,385	-	-	495,556	(24,385)	-	-
Transfers from stage 2 to stage 1	1,318,572	(115,364)	(1,318,572)	115,364	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(791,245)	85,224	791,245	(85,224)	-	-
Transfers from stage 3 to stage 1	2,680	(4,949)	-	-	(2,680)	4,949	-	-
Transfers from stage 3 to stage 2	-	-	448,146	(218,857)	(448,146)	218,857	-	-
Remeasurement arising from transfer of the stage	(418,622)	102,555	(288,452)	(3,163)	(200,663)	(692,420)	(907,737)	(593,028)
Remeasurement from remaining in the stage	(8,259,356)	121,886	(250,538)	53,997	67,232	(563,580)	(8,442,662)	(387,697)
Remeasurement due to changes in economics factors	-	(37,926)	-	157,149	-	(7,695)	-	111,528
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	98,728	-	92,122	-	53,754	-	244,604
New financial assets purchased/originated(1)	71,027,870	(323,336)	1,638,849	(256,104)	1,671,567	(1,147,222)	74,338,286	(1,726,662)
Financial assets that have been derecognised	(38,422,512)	190,804	(2,625,441)	208,049	(1,966,963)	1,163,837	(43,014,916)	1,562,690
Charges-off	(19,378)	1,330	(48,003)	26,417	(1,675,514)	1,715,148	(1,742,895)	1,742,895
Foreign Exchange and other movements	6,623,183	(17,560)	1,135,311	(54,093)	637,440	(339,959)	8,395,934	(411,612)
Balance at December 31, 2022	126,530,862	(665,259)	8,062,435	(751,728)	8,944,556	(5,853,318)	143,537,853	(7,270,305)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	41,773,555	(1,402,277)	3,927,387	(1,800,518)	2,662,098	(2,102,472)	48,363,040	(5,305,267)
Transfers of financial instruments:	(2,023,245)	(175,533)	937,915	147,486	1,085,330	28,047	-	-
Transfers from stage 1 to stage 2	(2,205,274)	126,781	2,205,274	(126,781)	-	-	-	-
Transfers from stage 1 to stage 3	(981,411)	64,937	-	-	981,411	(64,937)	-	-
Transfers from stage 2 to stage 1	1,086,524	(298,371)	(1,086,524)	298,371	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(379,978)	129,687	379,978	(129,687)	-	-
Transfers from stage 3 to stage 1	76,916	(68,880)	-	-	(76,916)	68,880	-	-
Transfers from stage 3 to stage 2	-	-	199,143	(153,791)	(199,143)	153,791	-	-
Remeasurement arising from transfer of the stage	(206,572)	336,478	(191,232)	(135,684)	511,818	(2,497,603)	114,014	(2,296,809)
Remeasurement from remaining in the stage	(3,215,778)	(89,383)	(38,099)	(206,202)	(268,082)	93,183	(3,521,959)	(202,402)
Remeasurement due to changes in economics factors	-	39,672	-	241,992	-	(2,512)	-	279,152
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	23,381	-	(78,241)	-	785	-	(54,075)
New financial assets purchased/originated(1)	23,609,797	(987,792)	1,919,811	(715,751)	943,121	(759,058)	26,472,729	(2,462,601)
Financial assets that have been derecognised	(10,128,838)	286,762	(668,543)	215,579	(149,520)	122,025	(10,946,901)	624,366
Charges-off	(698,744)	233,953	(916,801)	615,728	(2,172,972)	2,938,836	(3,788,517)	3,788,517
Foreign Exchange and other movements	2,400,768	(89,102)	318,483	(153,271)	177,064	(175,643)	2,896,315	(418,016)
Balance at December 31, 2022	51,510,943	(1,823,841)	5,288,921	(1,868,882)	2,788,857	(2,354,412)	59,588,721	(6,047,135)
(1)	Includes financial assets purchased, originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	19,927,472	(142,954)	3,198,182	(314,149)	1,993,974	(1,063,964)	25,119,628	(1,521,067)
Transfers of financial instruments:	59,490	(79,666)	(118,703)	57,312	59,213	22,354	-	-
Transfers from stage 1 to stage 2	(626,697)	16,913	626,697	(16,913)	-	-	-	-
Transfers from stage 1 to stage 3	(102,499)	3,810	-	-	102,499	(3,810)	-	-
Transfers from stage 2 to stage 1	779,795	(98,964)	(779,795)	98,964	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(143,173)	19,624	143,173	(19,624)	-	-

Transfers from stage 3 to stage 1	8,891	(1,425)	-	-	(8,891)	1,425	-	-
Transfers from stage 3 to stage 2	-	-	177,568	(44,363)	(177,568)	44,363	-	-
Remeasurement arising from transfer of stage	(74,495)	86,331	(23,270)	(22,332)	46,660	(164,292)	(51,105)	(100,293)
Remeasurement from remaining in the stage	(1,380,295)	10,504	(74,988)	49,130	(38,739)	2,788	(1,494,022)	62,422
Remeasurement due to changes in economics factors	-	(14,991)	-	1,612	-	(8,667)	-	(22,046)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	19,160	-	(19,451)	-	(9,455)	-	(9,746)
New financial assets purchased/originated(1)	5,358,579	(38,976)	587,957	(35,776)	33,567	(17,606)	5,980,103	(92,358)
Financial assets that have been derecognized	(1,362,963)	10,976	(399,179)	28,647	(585,828)	463,171	(2,347,970)	502,794
Charges-off	(264)	4	(19,361)	19,127	(156,782)	157,276	(176,407)	176,407
Foreign Exchange and other movements	1,039,020	(1,716)	21,647	(3,040)	6,822	(4,431)	1,067,489	(9,187)
Balance at December 31, 2022	23,566,544	(151,328)	3,172,285	(238,920)	1,358,887	(622,826)	28,097,716	(1,013,074)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	25,447,635	(140,843)	3,654,710	(260,867)	1,544,442	(659,348)	30,646,787	(1,061,058)
Transfers of financial instruments:	2,074,437	(61,050)	(2,522,248)	30,734	447,811	30,316	-	-
Transfers from stage 1 to stage 2	(745,136)	15,839	745,136	(15,839)	-	-	-	-
Transfers from stage 1 to stage 3	(207,362)	4,437	-	-	207,362	(4,437)	-	-
Transfers from stage 2 to stage 1	3,021,745	(80,567)	(3,021,745)	80,567	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(445,019)	31,802	445,019	(31,802)	-	-
Transfers from stage 3 to stage 1	5,190	(759)	-	-	(5,190)	759	-	-
Transfers from stage 3 to stage 2	-	-	199,380	(65,796)	(199,380)	65,796	-	-
Remeasurement arising from transfer of the stage	(34,494)	69,980	(26,095)	(40,822)	105,748	(309,941)	45,159	(280,783)
Remeasurement from remaining in the stage	(1,265,193)	(611)	406,332	(924)	(448,715)	(14,146)	(1,307,576)	(15,681)
Remeasurement due to changes in economics factors	-	(21,123)	-	54,802	-	32	-	33,711
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(11,559)	-	(22,449)	-	(2,081)	-	(36,089)
New financial assets purchased/originated(1)	7,407,685	(46,935)	74,121	(15,026)	23,675	(9,646)	7,505,481	(71,607)
Financial assets that have been derecognised	(1,772,230)	11,975	(146,498)	11,697	(173,986)	95,882	(2,092,714)	119,554
Charges-off	(3,449)	283	(1,206)	1,174	(341,336)	344,534	(345,991)	345,991
Foreign Exchange and other movements	2,213,343	(6,917)	558,154	(14,594)	148,730	(36,618)	2,920,227	(58,129)
Balance at December 31, 2022	34,067,734	(206,800)	1,997,270	(256,275)	1,306,369	(561,016)	37,371,373	(1,024,091)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	950,991	(22,845)	183,693	(30,255)	147,501	(110,967)	1,282,185	(164,067)
Transfers of financial instruments:	(70,809)	(1,260)	17,756	3,557	53,053	(2,297)	-	-
Transfers from stage 1 to stage 2	(68,581)	2,098	68,581	(2,098)	-	-	-	-
Transfers from stage 1 to stage 3	(44,815)	1,960	-	-	44,815	(1,960)	-	-
Transfers from stage 2 to stage 1	38,613	(4,608)	(38,613)	4,608	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(18,528)	3,684	18,528	(3,684)	-	-
Transfers from stage 3 to stage 1	3,974	(710)	-	-	(3,974)	710	-	-
Transfers from stage 3 to stage 2	-	-	6,316	(2,637)	(6,316)	2,637	-	-
Remeasurement arising from transfer of the stage	(4,527)	4,802	(8,173)	(4,465)	(9,736)	(52,103)	(22,436)	(51,766)

Remeasurement from remaining in the stage	(42,292)	(505)	(89,440)	1,278	(14,946)	2,472	(146,678)	3,245
Remeasurement due to changes in economics factors	-	(435)	-	3,752	-	(71)	-	3,246
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	49	-	(448)	-	(1,704)	-	(2,103)
New financial assets purchased/originated(1)	463,403	(14,534)	42,588	(10,982)	24,050	(19,183)	530,041	(44,699)
Financial assets that have been derecognised	(279,820)	4,489	(21,195)	3,584	(31,532)	21,334	(332,547)	29,407
Charges-off	(12,781)	2,895	(16,004)	6,857	(82,307)	101,340	(111,092)	111,092
Foreign Exchange and other movements	89,808	(1,220)	26,303	(1,902)	12,492	(6,268)	128,603	(9,390)
Balance at December 31, 2022	1,093,973	(28,564)	135,528	(29,024)	98,575	(67,447)	1,328,076	(125,035)
(1)	Includes financial assets purchased, originated and restructured.

As of December 31, 2021

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	80,863,445	(1,212,753)	8,203,659	(761,415)	9,592,183	(5,699,552)	98,659,287	(7,673,720)
Transfers of financial instruments:	(1,251,539)	(45,325)	791,803	(33,245)	459,736	78,570	-	-
Transfers from stage 1 to stage 2	(1,892,044)	53,521	1,892,044	(53,521)	-	-	-	-
Transfers from stage 1 to stage 3	(487,386)	32,490	-	-	487,386	(32,490)	-	-
Transfers from stage 2 to stage 1	1,076,007	(106,935)	(1,076,007)	106,935	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(858,035)	100,584	858,035	(100,584)	-	-
Transfers from stage 3 to stage 1	51,884	(24,401)	-	-	(51,884)	24,401	-	-
Transfers from stage 3 to stage 2	-	-	833,801	(187,243)	(833,801)	187,243	-	-
Remeasurement arising from transfer of the stage	(250,567)	105,392	(220,848)	(67,128)	(198,643)	(458,309)	(670,058)	(420,045)
Remeasurement from remaining in the stage	(5,706,414)	463,588	(257,121)	54,320	(17,667)	(552,577)	(5,981,202)	(34,669)
Remeasurement due to changes in economics factors	-	(7,878)	-	(141,352)	-	4,333	-	(144,897)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	5,955	-	111,748	-	(2,204)	-	115,499
New financial assets purchased/originated(1)	62,765,437	(429,280)	1,944,115	(258,663)	1,459,164	(943,074)	66,168,716	(1,631,017)
Financial assets that have been derecognised	(43,381,187)	425,740	(2,792,192)	211,516	(1,544,304)	965,533	(47,717,683)	1,602,789
Charges-off	(9,647)	617	(18,777)	8,772	(645,824)	664,859	(674,248)	674,248
Foreign Exchange and other movements	3,971,052	(51,954)	685,142	(42,300)	470,837	(206,957)	5,127,031	(301,211)
Balance at December 31, 2021	97,000,580	(745,898)	8,335,781	(917,747)	9,575,482	(6,149,378)	114,911,843	(7,813,023)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	33,766,023	(1,750,083)	4,599,535	(1,651,656)	2,690,381	(2,351,691)	41,055,939	(5,753,430)
Transfers of financial instruments:	(968,284)	(122,078)	(41,117)	159,002	1,009,401	(36,924)	-	-
Transfers from stage 1 to stage 2	(1,581,266)	167,288	1,581,266	(167,288)	-	-	-	-
Transfers from stage 1 to stage 3	(892,097)	107,874	-	-	892,097	(107,874)	-	-
Transfers from stage 2 to stage 1	1,405,690	(313,273)	(1,405,690)	313,273	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(406,905)	163,117	406,905	(163,117)	-	-
Transfers from stage 3 to stage 1	99,389	(83,967)	-	-	(99,389)	83,967	-	-
Transfers from stage 3 to stage 2	-	-	190,212	(150,100)	(190,212)	150,100	-	-
Remeasurement arising from transfer of the stage	(221,972)	318,636	(101,206)	(396,682)	531,017	(2,418,524)	207,839	(2,496,570)
Remeasurement from remaining in the stage	(2,934,505)	336,232	(133,850)	(274,514)	348,768	(100,822)	(2,719,587)	(39,104)
Remeasurement due to changes in economics factors	-	(109,364)	-	(162,311)	-	1,395	-	(270,280)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	41,498	-	303,387	-	22,858	-	367,743
New financial assets purchased/originated(1)	20,615,952	(640,857)	1,086,672	(393,999)	501,214	(403,843)	22,203,838	(1,438,699)
Financial assets that have been derecognised	(9,262,503)	401,903	(970,555)	282,944	(338,144)	286,129	(10,571,202)	970,976
Charges-off	(618,911)	186,964	(845,688)	439,923	(2,153,410)	2,991,122	(3,618,009)	3,618,009
Foreign Exchange and other movements	1,397,755	(65,128)	333,596	(106,612)	72,871	(92,172)	1,804,222	(263,912)
Balance at December 31, 2021	41,773,555	(1,402,277)	3,927,387	(1,800,518)	2,662,098	(2,102,472)	48,363,040	(5,305,267)
(1)	Includes financial assets purchased, originated and restructured.

Financial leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	18,981,176	(204,071)	2,772,129	(310,450)	2,750,012	(1,481,512)	24,503,317	(1,996,033)
Transfers of financial instruments:	(382,684)	(35,495)	361,729	1,126	20,955	34,369	-	-
Transfers from stage 1 to stage 2	(1,032,874)	16,261	1,032,874	(16,261)	-	-	-	-
Transfers from stage 1 to stage 3	(105,352)	3,909	-	-	105,352	(3,909)	-	-
Transfers from stage 2 to stage 1	720,654	(48,455)	(720,654)	48,455	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(160,592)	24,862	160,592	(24,862)	-	-
Transfers from stage 3 to stage 1	34,888	(7,210)	-	-	(34,888)	7,210	-	-
Transfers from stage 3 to stage 2	-	-	210,101	(55,930)	(210,101)	55,930	-	-
Remeasurement arising from transfer of the stage	(114,836)	46,099	(78,108)	(120,366)	69,433	(165,187)	(123,511)	(239,454)
Remeasurement from remaining in the stage	(1,697,491)	58,449	(61,487)	(121,067)	(25,284)	(77,333)	(1,784,262)	(139,951)
Remeasurement due to changes in economics factors	-	(10,269)	-	(3,393)	-	1,143	-	(12,519)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(6,666)	-	237,506	-	(47,816)	-	183,024
New financial assets purchased/originated(1)	4,531,913	(29,822)	429,419	(22,306)	25,613	(8,949)	4,986,945	(61,077)
Financial assets that have been derecognised	(2,031,001)	41,897	(235,306)	22,802	(301,413)	137,906	(2,567,720)	202,605
Charges-off	(398)	29	(304)	5,679	(553,999)	548,993	(554,701)	554,701
Foreign Exchange and other movements	640,793	(3,105)	10,110	(3,680)	8,657	(5,578)	659,560	(12,363)
Balance at December 31, 2021	19,927,472	(142,954)	3,198,182	(314,149)	1,993,974	(1,063,964)	25,119,628	(1,521,067)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	21,676,563	(121,503)	3,093,690	(231,137)	1,188,859	(639,875)	25,959,112	(992,515)
Transfers of financial instruments:	(687,642)	(79,010)	621,566	40,788	66,076	38,222	-	-
Transfers from stage 1 to stage 2	(2,286,673)	19,724	2,286,673	(19,724)	-	-	-	-
Transfers from stage 1 to stage 3	(125,284)	3,774	-	-	125,284	(3,774)	-	-
Transfers from stage 2 to stage 1	1,647,426	(76,522)	(1,647,426)	76,522	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(142,948)	25,392	142,948	(25,392)	-	-
Transfers from stage 3 to stage 1	76,889	(25,986)	-	-	(76,889)	25,986	-	-
Transfers from stage 3 to stage 2	-	-	125,267	(41,402)	(125,267)	41,402	-	-
Remeasurement arising from transfer of the stage	(54,790)	80,969	45,212	(98,943)	66,276	(161,020)	56,698	(178,994)
Remeasurement from remaining in the stage	(1,286,955)	(8,687)	(332,481)	(43,005)	375,381	(194,104)	(1,244,055)	(245,796)
Remeasurement due to changes in economics factors	-	(5,176)	-	(35,961)	-	1,502	-	(39,635)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	12,457	-	107,285	-	158,773	-	278,515
New financial assets purchased/originated(1)	6,293,219	(31,292)	58,403	(8,186)	42,534	(29,531)	6,394,156	(69,009)
Financial assets that have been derecognised	(1,909,582)	11,017	(182,935)	18,593	(154,164)	79,947	(2,246,681)	109,557
Charges-off	(5,665)	4,038	(5,076)	1,937	(99,667)	104,433	(110,408)	110,408
Foreign Exchange and other movements	1,422,487	(3,656)	356,331	(12,238)	59,147	(17,695)	1,837,965	(33,589)
Balance at December 31, 2021	25,447,635	(140,843)	3,654,710	(260,867)	1,544,442	(659,348)	30,646,787	(1,061,058)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2021	965,822	(44,663)	109,655	(33,329)	156,598	(122,353)	1,232,075	(200,345)
Transfers of financial instruments:	(71,045)	(716)	12,970	5,253	58,075	(4,537)	-	-
Transfers from stage 1 to stage 2	(54,843)	3,552	54,843	(3,552)	-	-	-	-
Transfers from stage 1 to stage 3	(50,148)	4,473	-	1	50,148	(4,474)	-	-
Transfers from stage 2 to stage 1	31,728	(7,736)	(31,728)	7,736	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(21,366)	6,644	21,366	(6,644)	-	-
Transfers from stage 3 to stage 1	2,218	(1,005)	-	-	(2,218)	1,005	-	-
Transfers from stage 3 to stage 2	-	-	11,221	(5,576)	(11,221)	5,576	-	-
Remeasurement arising from transfer of the stage	(7,398)	7,279	(7,679)	(3,067)	(17,680)	(47,983)	(32,757)	(43,771)
Remeasurement from remaining in the stage	(230,823)	14,626	66,725	(2,983)	3,486	(3,676)	(160,612)	7,967
Remeasurement due to changes in economics factors	-	2,188	-	(2,616)	-	34	-	(394)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	1,250	-	5,078	-	1,161	-	7,489
New financial assets purchased/originated(1)	470,193	(10,894)	30,148	(7,569)	18,954	(14,239)	519,295	(32,702)
Financial assets that have been derecognised	(235,533)	7,853	(19,136)	4,513	(21,511)	13,522	(276,180)	25,888
Charges-off	(7,422)	1,531	(13,819)	5,560	(57,824)	71,974	(79,065)	79,065
Foreign Exchange and other movements	67,197	(1,299)	4,829	(1,095)	7,403	(4,870)	79,429	(7,264)
Balance at December 31, 2021	950,991	(22,845)	183,693	(30,255)	147,501	(110,967)	1,282,185	(164,067)
(1)	Includes financial assets purchased, originated and restructured.

The following table presents information about the nature and effects of changes in the contractual cash flows of the loan portfolio that did not result in derecognition and the effect of these changes on the measurement of expected credit losses.

Changes in the contractual cash flows of the loan portfolio that did not result in derecognition
In millions of COP
	2022	2021
Loan portfolio modified during the period
Amortized cost before modification	5,524,962	7,869,691
Net gain or loss on changes	(78,790)	125,341
Loan portfolio modified since initial recognition
Gross carrying value of the previously modified loan portfolio for which the allowance for losses has been changed from the asset's life to the expected credit losses for 12 months.	164,423	3,563,810

Impact of movements in the value of the portfolio and loss allowance by Stage

Variation December 2022 vs December 2021

Stage 1 (12-month expected credit losses)

The exposure in stage 1 increased by COP 51,669,823 and the loss allowance increased by COP 420,975. The growth of the portfolio at this stage is mainly due to the newly granted loans and customers with good payment behavior returning to stage 1 after the pandemic. The increase in the loss allowance is consistent with the coverage ratio of the portfolio growth.

Stage 2 (Lifetime expected credit losses)

The exposure in stage 2 decreased by COP 643,314 and the loss allowance decreased by COP 178,706. The decrease in exposure is mainly due to the improvement of specific customers migrating from stage 2 to stage 1 in the agribusiness sector for a value of COP 658,486, customers who are no longer being monitored for medium risk due to better performance, and customers who have completed their COVID-19 reliefs and have good payment behavior (transfer to stage 1). The decrease in the loss allowance in this stage is mainly due to the migration of customers between stages and the net between the release and constitution of provision made on debtors who have completed their financial reliefs.

Stage 3 (Lifetime expected credit losses)

The exposure in stage 3 decreased by COP 1,426,253, and the loss allowance decreased by COP 627,111. The variation in exposure is mainly due to a higher level of charge-offs (customers leaving the balance) and customers who are no longer being monitored for high risk due to better sectoral performance this year. The decrease in loss allowance is consistent with the movements of the portfolio in this stage.

NOTE 7. LEASES

7.1. Lessor

Finance leases

The Bank has entered into lease agreements as the lessor. These lease arrangements involve machinery and equipment, computer equipment, vehicles and furniture and fixtures, and their terms range between one and ten years, as follows:

As of December 31, 2022

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	634,388	612,012
Between 1 and 5 years	10,579,102	8,286,322
Greater than 5 years	34,118,764	19,199,382
Total gross investment in finance lease receivable/ present value of minimum payments	45,332,254	28,097,716
Less: Future financial income(1)	(17,234,538)	-
Present value of payments receivable(2)	28,097,716	28,097,716
Minimum non-collectable payments impairment	(972,743)	(972,743)
Total	27,124,973	27,124,973
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See Note 6. Loans and advances to customers, net.

As of December 31, 2021

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,183,637	735,304
Between 1 and 5 years	8,352,753	6,958,333
Greater than 5 years	25,499,661	17,425,991
Total gross investment in finance lease receivable/ present value of minimum payments	35,036,051	25,119,628
Less: Future financial income(1)	(9,916,423)	-
Present value of payments receivable(2)	25,119,628	25,119,628
Minimum non-collectable payments impairment	(1,520,880)	(1,520,880)
Total	23,598,748	23,598,748
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See Note 6. Loans and advances to customers, net.

Unsecured residual value(*)

The following table sets the unsecured residual values by type of asset as of December 31, 2022 and 2021:

Type of asset	December 31, 2022	December 31, 2021
In millions of COP
Technological equipment	47,922	37,139
Vehicles	24,187	23,912
Machinery and equipment	13,124	11,683
Furniture and fixtures	28	128
Other assets	1,541	-
Total	86,802	72,862

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

Amounts recognized as income for extensions

At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2022	December 31, 2021
In millions of COP
Technological equipment	30,075	15,210
Buildings	3,905	3,052
Machinery and equipment	498	720
Vehicles	206	537
Furniture and fixtures	1	1
Total	34,685	19,520

As of December 31, 2022 and 2021, financial leases income amounted to COP 2,461,456 and COP 1,440,493, respectively.

Operating leases

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancellable operating lease arrangements. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from one to ten years.

The following table presents the information of minimum payments by lease to be received:

	December 31, 2022		December 31, 2021
In millions of COP
Less than 1 year	501,738		400,296
Between 1 and 5 years	783,663		308,802
Greater than 5 years	423,459		75,521
Total	1,708,860	(1)	784,619

(1) During 2022, Renting S.A.S. y Filiales showed an increase in the number of leased vehicles.

As of December 31, 2022 and 2021, the operating lease income amounted to COP 649,693 and COP 412,286, respectively. Additionally, the Bank recognized other services related to the lease for COP 541,436 and COP 375,275, respectively.

Risk management associated with leases

Grupo Bancolombia, in those companies that offer leasing services, performing as a lessor, has a comprehensive risk assessment model for those assets classified as property and equipment. For the risk arising from non-payment of the lease fee by the lessee, the model includes policies and guidelines in the lease contracts origination, in which the payment capacity of the lessee is assessed through financial analysis, evaluation of historical payment behavior and risk level.

For active risk, the model includes the impairment test that is carried out annually for this type of asset, where external (economic and legal) and internal (insurance, maintenance, sales) indicators that impact the assets and their environment are evaluated. The lessor carries out a detailed review process at the time of the return of the asset by the lessees to guarantee its operating conditions and determine the required adjustments.

Additionally, the bank relies on the participation of experts, separate from the salesforce, who permanently monitor the conditions of the asset preowned market, back testing the consistency of the variables involved in estimating the residual value (commercial value minus selling costs) and the periodic review of the model results with key executives. All of the above, complemented by agreements with suppliers for the exchange of information, knowledge and in some cases, structuring the residual risk mitigation mechanisms.

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

7.2. Lessee

The Bank has entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as certain Computer equipment. As of December 31, 2022 and 2021, the rollforward of right-of-use assets was as follows:

As of December 31, 2022

		Roll - forward
Right-of-use assets	Balance at January 01, 2022	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation	Effect of changes in foreign exchange rate	Balance at December 31, 2022
In millions of COP
Buildings
Cost	2,015,154	66,738	8,746	-	(55,759)	83,387	201,205	2,319,471
Accumulated depreciation	(431,147)	-	-	(175,538)	31,276	-	(62,206)	(637,615)
Furniture and fixtures
Cost	3,972	-	-	-	-	37	440	4,449
Accumulated depreciation	(2,821)	-	-	(1,066)	-	-	(404)	(4,291)
Computer equipment
Cost	87,357	2,603	-	-	(985)	(2,659)	8,924	95,240
Accumulated depreciation	(32,538)	-	-	(18,717)	826	-	(3,328)	(53,757)
Vehicles
Cost	72,369	99,041	-	-	(70,207)	34,776	581	136,560
Accumulated depreciation	(16,481)	-	-	(17,540)	1,558	-	(486)	(32,949)
Total right-of-use assets – cost	2,178,852	168,382	8,746	-	(126,951)	115,541	211,150	2,555,720
Total right-of-use assets - accumulated depreciation	(482,987)	-	-	(212,861)	33,660	-	(66,424)	(728,612)
Total right-of-use assets, net	1,695,865	168,382	8,746	(212,861)	(93,291)	115,541	144,726	1,827,108
(1)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2021

		Roll - forward
Right-of-use assets	Balance at January 01, 2021	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation	Effect of changes in foreign exchange rate	Balance at December 31, 2021
In millions of COP
Buildings
Cost	1,845,970	48,913	61,281	-	(64,972)	(11,048)	135,010	2,015,154
Accumulated depreciation	(278,008)	-	-	(163,422)	30,637	11,055	(31,409)	(431,147)
Furniture and fixtures
Cost	3,466	224	-	-	-	(9)	291	3,972
Accumulated depreciation	(1,674)	-	-	(969)	-	-	(178)	(2,821)
Computer equipment
Cost	65,681	14,723	-	-	(526)	3,304	4,175	87,357
Accumulated depreciation	(18,282)	-	-	(13,606)	440	-	(1,090)	(32,538)
Vehicles
Cost	58,103	22,195	-	-	(7,292)	(1,029)	392	72,369
Accumulated depreciation	(14,241)	-	-	(12,822)	10,567	282	(267)	(16,481)
Total right-of-use assets – cost	1,973,220	86,055	61,281	-	(72,790)	(8,782)	139,868	2,178,852
Total right-of-use assets - accumulated depreciation	(312,205)	-	-	(190,819)	41,644	11,337	(32,944)	(482,987)
Total right-of-use assets, net	1,661,015	86,055	61,281	(190,819)	(31,146)	2,555	106,924	1,695,865
(1)	See Note 26.3 Impairment, depreciation and amortization.

The following table sets forth the changes in lease liabilities as of December 31, 2022 and 2021:

As of December 31, 2022

Concept	Total
In millions of COP
Balance at January 01, 2022	1,819,077
(+) New contracts	68,201
(+/-) Reassessment of the lease liability	12,131
(-) Payments	(285,920)
(+) Accrued Interest(1)	123,510
(+/-) Effect of changes in foreign exchange rate	163,269
Balance at December 31, 2022	1,900,268
(1)	The difference of COP 12,161 with the interest expense on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.

As of December 31, 2021

Concept	Total
In millions of COP
Balance at January 01, 2021	1,818,358
(+) New contracts	63,515
(+/-) Reassessment of the lease liability	(41,800)
(-) Payments	(259,140)
(+) Accrued Interest(1)	122,011
(+/-) Effect of changes in foreign exchange rate	116,133
Balance at December 31, 2021	1,819,077
(1)	The difference of COP 10,455 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.

The following table shows maturity analysis of lease liabilities as of December 31, 2022 and 2021:

As of December 31, 2022

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	10,502	43,545	82,647	1,716,968	1,853,662
Vehicles	83	300	183	-	566
Computer equipment	3,052	17,775	14,650	10,563	46,040
Total lease liabilities	13,637	61,620	97,480	1,727,531	1,900,268

As of December 31, 2021

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	5,632	49,939	39,367	1,665,386	1,760,324
Vehicles	159	119	-	-	278
Computer equipment	-	29,964	15,890	11,559	57,413
Furniture and fixtures	566	496	-	-	1,062
Total lease liabilities	6,357	80,518	55,257	1,676,945	1,819,077

The following table shows the weighted average rates and average useful life of right-of-use assets as of December 31, 2022 and 2021:

As of December 31, 2022

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	195	97	5.75%
Computer equipment	75	35	8.65%
Vehicles	48	35	10.24%

As of December 31, 2021

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	207	123	5.35%
Computer equipment	72	40	6.94%
Furniture and fixtures	45	12	6.50%
Vehicles	46	18	3.79%

The future cash outflows of variable lease payments and termination options that are not reflected in the measurement of lease liabilities as of December 31, 2022 and 2021, amount to COP 2,412 and COP 2,323.

The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2022 and 2021:

As of December 31, 2022

Right-of-use assets	Financial interest		Expenses depreciation(2)	Payments of penalties	Effect of changes in foreign exchange rate	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	107,002		175,538	11,168	416	872	208	6,048
Vehicles	13		17,540	-	-	394	55	-
Computer equipment	4,289		18,717	-	-	-	8,649	-
Furniture and fixtures	45		1,066	-	-	1,015	2,685	-
Total	111,349	(1)	212,861	11,168	416	2,281	11,597	6,048
(1)	Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 12,161, see Note 25.2 Interest expenses.
(2)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2021

Right-of-use assets	Financial interest		Expenses depreciation(2)	Payments of penalties	Effect of changes in foreign exchange rate	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	109,062		163,422	2,108	250	961	249	2,038
Vehicles	16		12,822	-	-	-	18	-
Computer equipment	2,381		13,606	-	-	-	5,103	-
Furniture and fixtures	97		969	-	-	875	1,193	-
Total	111,556	(1)	190,819	2,108	250	1,836	6,563	2,038
(1)	Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 10,455, see Note 25.2 Interest expenses.
(2)	See Note 26.3 Impairment, depreciation and amortization.

The following table contains the minimum payments lease liabilities as of December 31, 2022 and 2021:

As of December 31, 2022

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP

Buildings	13,492	52,100	110,495	2,427,607	2,603,694
Vehicles	84	330	229	256	899
Computer equipment	3,117	19,266	19,875	14,292	56,550
Total minimum payments lease liabilities	16,693	71,696	130,599	2,442,155	2,661,143

As of December 31, 2021

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP

Buildings	5,890	56,726	46,573	2,394,751	2,503,940
Vehicles	160	129	-	-	289
Computer equipment	-	32,439	21,693	13,228	67,360
Furniture and fixtures	-	1,096	-	-	1,096
Total minimum payments lease liabilities	6,050	90,390	68,266	2,407,979	2,572,685

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2022	December 31, 2021
In millions of COP
Investments in associates(1)	2,300,450	2,138,156
Investments in joint ventures(2)	615,183	582,403
Total	2,915,633	2,720,559
(1)	As of December 31, 2022 and 2021, the amount includes investments in associates at fair value for COP 1,532,156 and COP 1,358,368, respectively and investments in associates at equity method value for COP 768,294 COP 779,788 respectively. See Note 30 Fair value of assets and liabilities.
(2)	All investments in joint ventures are accounted for using the equity method.

The following are the investments in associates that the Bank holds as of December 31, 2022 and 2021:

			% of			% of
Company name	Main activity	Country	Ownership	Carrying		Ownership	Carrying
			interest	amount		interest	amount
			2022			2021
P.A Viva Malls	Development and operation of commercial spaces	Colombia	49.00%	1,530,459		49.00%	1,355,688
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	533,584		20.58%	630,821
P.A El Bosque	Real estate ecosystems	Colombia	14.11%	40,231	*	-%	-
Titularizadora Colombiana S.A. Hitos.	Mortgage portfolio securities	Colombia	26.98%	35,756	*	26.98%	34,241	*
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	31,876	*	20.36%	26,045	*
P.A El Otoño	Real estate ecosystems	Colombia	16.30%	23,960	*	-%	-
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	19,005	*	19.94%	18,854	*
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	25.00%	14,497	*	25.00%	13,145	*
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	11,392	*	49.78%	7,801	*
Reintegra S.A.S.(1)	Collections and recovery of portfolio	Colombia	46.00%	11,211	*	46.00%	8,049	*
P.A La Felicidad	Real estate ecosystems	Colombia	20.00%	9,798	*	20.00%	14,443	*
P.A Madrid II	Real estate ecosystems	Colombia	20.00%	9,126	*	20.00%	9,117	*
P.A Boreal	Real estate ecosystems	Colombia	20.00%	7,477		20.00%	7,942	*
Servicios de Identidad Digital S.A.S.	Digital services	Colombia	33.33%	7,049		33.33%	4,566	*
Internacional Ejecutiva de Aviación S.A.S.	Aircraft and aircraft travel service	Colombia	25.00%	6,455		25.00%	558	*
P.A Mirador de la Ciénaga.	Real estate ecosystems	Colombia	13.00%	3,329	*	13.00%	1,329	*
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	25.00%	2,140	*	25.00%	1,686	*
P.A Distrito Vera	Real estate ecosystems	Colombia	33.33%	1,697	*	33.33%	2,680	*
Agricapital S.A.S.	Financial services	Colombia	10.21%	1,408	*	10.02%	1,191	*
Total, investments in associates. In millons of COP				2,300,450			2,138,156

(1)	For 2021, the carrying amount includes the elimination of downstream transactions between Bancolombia S.A. and Reintegra S.A.S.

(*)  For the purposes of applying the equity method of accounting, financial statements as of November 30, 2022 and 2021 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2022 and 2021.

The following table sets forth the changes in the carrying amount of associates of the Bank as of December 31, 2022 and 2021:

	December 31, 2022				December 31, 2021
	In millions of COP
	P.A Viva Malls	Protección S.A.	Others	Total	P.A Viva Malls	Protección S.A.	Others	Total
Balance at January 1,	1,355,688	630,821	151,647	2,138,156	1,263,765	582,073	127,254	1,973,092
Equity method - Gain(1)	189,132	46,812	29,941	265,885	105,202	56,901	16,930	179,033
OCI (Equity method)	-	3,137	2,227	5,364	-	2,178	726	2,904
OCI (Translation adjustment)	-	-	4,466	4,466	-	-	2,912	2,912
Purchase / capitalizations	-	61,728	74,634	136,362	-	-	13,271	13,271
Sells or refund of contributions(2)	(14,361)	(208,914)	(6,155)	(229,430)	(13,279)	-	(6,977)	(20,256)
Impairment loss / recovery(3)	-	-	(2,656)	(2,656)	-	-	(1,733)	(1,733)
Dividends	-	-	(28,005)	(28,005)	-	(10,331)	(11,976)	(22,307)
Others	-	-	10,308	10,308	-	-	11,240	11,240
Balance at December 31,	1,530,459	533,584	236,407	2,300,450	1,355,688	630,821	151,647	2,138,156
(1)	For further information see Note 25.5 Dividends and net income on equity investments.
(2)	On December 05, 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., in order to comply with the authorized investment regime. For further information, see Note 25.5 Dividends and net income on equity investments.
(3)	During 2022, the Bank management performed a valuation, to establish the recoverable amount of Internacional Ejecutiva de Aviación S.A.S., which amounted to COP 10,359. As a result of the valuation, the recoverable amount of the investment was higher than the book value, for this, the Bank recognised a recovery of the impairment losses for COP 5,032. In addition during 2022, given the recovery of the investment in the associate Reintegra S.A.S due to the eliminations of downstream transactions between Bancolombia S.A. and Reintegra S.A.S. The Bank management requested a valuation, to establish the recoverable amount of associate, which amounted to COP 8,735, based in value in use of associate. As a result of the valuation, the recoverable amount of the investment was lower than the book value, therefore, the Bank recorded an impairment in the Statement of Income for COP 7,688.

For 2021, given the continued losses of the company, Bank management performed a valuation, to establish the recoverable amount, which amounted to COP 1,443, based in value in use of Internacional Ejecutiva de Aviación S.A.S. As a result of the valuation, the recoverable amount of the investment was lower than the book value, therefore, the Bank recorded an impairment in the Statement of Income for COP 1,733.

For further information see note 25.5 Dividends and net income on equity investments.

The accumulated other comprehensive income before tax of investments in associates as of December 31, 2022 and 2021, corresponds to COP 13,385, and COP 15,715, respectively.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2022 and 2021:

As of December 31, 2022

				Income from
	Assets	Liabilities	OCI	ordinary activities	Profits
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
In millions of COP
P.A Viva Malls.	3,152,529	19,705	-	689,794	418,410
Protección S.A.	2,619,197	624,052	89,419	2,993,740	227,514

As of December 31, 2021

				Income from
	Assets	Liabilities	OCI	ordinary activities	Profits
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
In millions of COP
P.A Viva Malls.	2,810,414	43,703	-	514,485	214,538
Protección S.A.	3,698,529	1,461,115	74,155	1,816,422	276,519

The dividends received from the associate at fair value P.A Viva Malls for the year ended  December 31, 2022  and 2021 is by COP 35,905 and 2021 COP 50,208, respectively. These are included in the line dividends and net income on equity investments in the Consolidated Statement of Income.

The following are the joint ventures that the Bank holds as of December 31, 2022 and 2021:

			% of			% of
Company name	Main activity	Country	Ownership	Carrying		Ownership	Carrying
			interest	amount		interest	amount
			2022			2021
Compañía de Financiamiento TUYA S.A.	Financing Services	Colombia	50.00%	564,998		50.00%	546,633
P.A Laurel	Renewable energies	Colombia	50.00%	22,150		-%	-
Puntos Colombia S.A.S.	Administration of the customers loyalty	Colombia	50.00%	11,514		50.00%	9,601	*
Fondo de Capital Privado Ruta del Sol compartimento A	Investment in infrastructure projects	Colombia	25.90%	10,159		25.90%	16,664	*
Ecosistemas Digitales de Negocio S.A.S.	Digital electronic billing services	Colombia	50.00%	3,832		50.00%	3,615	*
P.A Muverang	Sustainable mobility services	Colombia	33.33%	2,351		33.33%	2,544	*
P.A Blup	Inventory finance and comprehensive logistics operation	Colombia	50.00%	179	*	-%	-
P.A Reintegra(1)	Collections and recovery of portfolio	Colombia	46.00%	-	*	46.00%	-	*
VILIV S.A.S.(In liquidation)	IT services and consulting	Colombia	50.00%	-		50.00%	3,346	*
Total investments in joint venture. In millions of COP				615,183			582,403

(1) In 2022 and 2021, the carrying amount at the end of the year is zero, because the amount of downstream transactions between Bancolombia S.A. and P.A Reintegra made during these years.

(*) For the purposes of applying the equity method of accounting, financial statements as of November 30, 2022 and 2021 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between these dates and December 31, 2022 and 2021.

The following table sets forth the changes in the carrying amount of joint ventures of the Bank as of December 31, 2022 and 2021:

	December 31, 2022			December 31, 2021
	In millions of COP
	Compañía de			Compañía de
	financiamiento	Others	Total	financiamiento	Others	Total
	TUYA S.A.			TUYA S.A.
Balance at January 1,	546,633	35,770	582,403	516,791	16,432	533,223
Equity method - (Loss) / Gain(1)	(36,635)	(10,145)	(46,780)	5,342	15,277	20,619
Purchase / capitalizations	55,000	31,524	86,524	24,500	17,834	42,334
Sells or refund of contributions	-	(10)	(10)	-	-	-
Impairment loss(2)	-	(6,977)	(6,977)	-	-	-
Others	-	23	23	-	(13,773)	(13,773)
Balance at December 31,	564,998	50,185	615,183	546,633	35,770	582,403
(1)	For further information see Note 25.5 Dividends and net income on equity investments.
(2)	During the year 2022, the impairment loss relates mainly to the fact that the Bank's management requested a valuation of joint ventures Fondo de Capital Privado Ruta del Sol compartment A to establish the recoverable amount based in value in use of the previously mentioned joint ventures, which amounted to COP 10,159. As a result of the valuation, the recoverable amount on both investments was lower than the book value, therefore, the Bank recorded an impairment in the Consolidated Statement of Income for COP 6,514. See Note 25.5 Dividends and net income on equity investments.

The accumulated other comprehensive income before tax of investments in joint ventures as of December 31, 2022 and 2021, corresponds to COP 13, and COP 13, respectively.

The following is additional information regarding the Bank’s most significant joint ventures as of December 31, 2022 and 2021:

As of December 31, 2022

				Income from
	Assets		Liabilities	ordinary activities	Loss
Company name	(unaudited)		(unaudited)	(unaudited)	(unaudited)
In millons of COP
Compañía de financiamiento TUYA S.A.	5,101,346	(1)	4,491,257	1,973,131	73,266	(2)
(1)	Includes cash and cash equivalents by COP 523,835.
(2)	Includes interest and valuation income by COP 1,001,631, interest expenses by COP 304,114, depreciation and amortization by COP 32,122 and income tax revenue by COP 7,907.

As of December 31, 2021

				Income from
	Assets		Liabilities	ordinary activities	Profits
Company name	(unaudited)		(unaudited)	(unaudited)	(unaudited)
In millons of COP
Compañía de financiamiento TUYA S.A.	3,965,397	(1)	3,392,041	1,675,439	10,681	(2)
(1)	Includes cash and cash equivalents by COP 353,348.
(2)	Includes interest and valuation income by COP 630,936, interest expenses by COP 82,537, depreciation and amortization by COP 21,113 and income tax by COP 13,828.

As of December 31, 2022 and 2021, there are no restrictions on the ability of the associates and joint ventures to transfer funds to the Bank in the form of cash dividends.

As of December 31, 2022 and 2021, there are no contingent liabilities incurred by the Bank regarding its interests in the aforementioned joint ventures and associates.

NOTE 9. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill net are as follows:

	December 31, 2022	December 31, 2021
In millions of COP
Intangible assets	602,531	485,626
Goodwill(1)	9,836,661	8,143,146
Total	10,439,192	8,628,772
(1)	For December 2021, included the goodwill recognized for the acquisition of Wompi S.A.S (before Vlipco S.A.S). See Note 9.3 Business combination.

9.1. Intangible assets

The following table sets forth the Bank’s intangible assets as of December 31, 2022 and 2021, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2022

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2022	23,537	997,609	458,980	1,480,126
Acquisitions	-	245,204	-	245,204
Write off	-	(43,991)	-	(43,991)
Transfers from premises and equipment	-	30,068	-	30,068
Foreign currency translation adjustment	4,901	132,368	95,578	232,847
Balance at December 31, 2022	28,438	1,361,258	554,558	1,944,254

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2022	20,174	523,055	451,271	994,500
Write off	-	(41,148)	-	(41,148)
Amortization expense(1)	3,595	170,004	2,392	175,991
Transfers from premises and equipment	-	28,940	-	28,940
Foreign currency translation adjustment	4,668	84,488	94,284	183,440
Balance at December 31, 2022	28,437	765,339	547,947	1,341,723

Intangible assets at December 31, 2022, net	1	595,919	6,611	602,531
(1)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2021

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2021	20,293	823,318	395,726	1,239,337
Acquisitions	-	144,514	-	144,514
Acquisitions through business combination(1)	-	13,196	-	13,196
Write off	-	(49,805)	-	(49,805)
Foreign currency translation adjustment	3,244	66,386	63,254	132,884
Balance at December 31, 2021	23,537	997,609	458,980	1,480,126
(1)	See Note 9.3 Business Combination.

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2021	14,495	398,521	330,715	743,731
Write off	-	(49,805)	-	(49,805)
Amortization expense(1)	3,165	131,288	63,716	198,169
Foreign currency translation adjustment	2,514	43,051	56,840	102,405
Balance at December 31, 2021	20,174	523,055	451,271	994,500

Intangible assets at December 31, 2021, net	3,363	474,554	7,709	485,626
(1)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2022 and 2021, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.

As of December 31, 2022 and 2021, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs related to software development

During the period ended at December 31, 2022, 2021 and 2020, the Bank incurred costs that are directly related to software development in the amounts of COP 40,229, COP 11,882 and COP 18,736, respectively. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which were: Core Nequi Renewal (Colombia), evolution of digital channels (online banking for individuals and companies) and core transformation in Banistmo S.A. collections. The expenses were recorded mainly as fees in the line ‘Other administrative and general expenses’ of the Consolidated Statement of Income.

Intangibles which did not meet the criteria to be recognized as assets

During the period ended December 31, 2022, 2021 and 2020, the Bank recognized in the statement of income the amount of COP 49,079, COP 10,046 and COP 86,168, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

9.2   Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2022	December 31, 2021
In millions of COP
Balance at beginning of the year, net	8,143,146	7,011,715
Acquisitions(1)	-	10,660
Effect of change in foreign exchange rate(2)	1,693,515	1,120,771
Balance at end of the year, net	9,836,661	8,143,146
(1)	For 2021, corresponds to the goodwill recognized for the acquisition of Wompi S.A.S. (before Vlipco S.A.S.). See Note 9.3 Business combination
(2)	The conversion rate from US dollars to Colombian pesos at the end of December 31, 2022 is COP 4,810.20 (in pesos) and 2021 is COP 3,981.16 (in pesos). See Note 2.D.3. Foreign subsidiaries

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

The key assumptions used by management in determining the recoverable amount are:

				Discount Rate	(1)	Growth rate (2)
Operating segment	Goodwill 2022	Valuation Methodology	Key Assumptions	(real)		(real)
In millions of COP
Banking Panama	7,346,484	Discounted Cash flow	5 years plan	10.90%		5.30%
Banking				20.10%		3.90%
El Salvador	1,356,837	Discounted Cash flow	5 years plan	and 16.10	%(3)
Banking Guatemala	1,122,680	Discounted Cash flow	5 years plan	13.00%		4.90%
			Multiples EV/ Revenue			Does not
Others Segments	10,660	Comparable multiples	and EV/EBITDA	38.08%		apply
(1)	The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM methodology was used as a basis to determine this rate.
(2)	This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important driver for the growth of the banking industry.
(3)	Corresponds to the discount rate used for the short and long term, respectively.

In 2022 and 2021, the Bank tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represents a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensures the alignment with the approach used by the CODM to make decisions about resources to be allocated to the segments and assess its performance. After the valuation, it was determined that there is no impairment loss for any of the cash-generating units mentioned above during 2022 and 2021.

Sensitivity analysis:

In order to assess the impact of changes in certain significant inputs such as the discount rate and the growth rate in the operating segments’ recoverable amount, the Bank undertook a sensitivity analysis of these inputs through alternative scenarios.

The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis for the discount rate and growth rate in basis points (bips):

As of December 31, 2022

Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.40%	10.90%	10.40%
5.30%	12,851,974	14,049,526	15,483,841

	-50 bips	Growth rate	+50 bips
Discount rate	4.80%	5.30%	5.80%
10.90%	13,351,970	14,049,526	14,883,860

Banking El Salvador

	+100 bips	Discount rate	-100 bips
	21.10%	20.10%	19.10%
Growth rate	17.10%	16.10%	15.10%
3.90%	4,543,466	4,913,975	5,351,507

	-50 bips	Growth rate	+50 bips
Discount rate	3.40%	3.90%	4.40%
20.10% and 16.10%	4,851,416	4,913,975	4,981,886

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	13.50%	13.00%	12.50%
4.90%	4,854,108	5,225,546	5,647,675

	-50 bips	Growth rate	+50 bips
Discount rate	4.40%	4.90%	5.40%
13.00%	5,070,100	5,225,546	5,401,451

As of December 31, 2021

Banking Panama

	+50 bips	Discount rate	-50 bips
	9.30%	8.80%	8.30%
Growth rate	9.20%	8.70%	8.20%
5.40%	10,929,065	12,664,169	15,019,623

	-50 bips	Growth rate	+50 bips
Discount rate	4.90%	5.40%	5.90%
8.80% and 8.70%	11,550,846	12,664,169	14,175,111

Banking El Salvador

	+100 bips	Discount rate	-100 bips
Growth rate	15.90%	14.90%	13.90%
4.10%	4,611,843	5,041,507	5,559,874

	-50 bips	Growth rate	+50 bips
Discount rate	3.60%	4.10%	4.60%
14.90%	4,948,901	5,041,507	5,143,103

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	10.60%	10.10%	9.60%
5.10%	5,514,165	6,156,028	6,942,610

	-50 bips	Growth rate	+50 bips
Discount rate	4.60%	5.10%	5.60%
10.10%	5,807,354	6,156,028	6,582,183

The Bank considers goodwill as an asset with indefinite useful life.

9.3 Business combination

The business combinations effected by the Bank during 2022 and 2021 are described below:

P.A. FAI CALLE 77

On June 4, 2021, Bancolombia S.A. entered into an agreement with CCLA Colombia S.A.S. for the conditional assignment of the fiduciary rights of the Trust named P.A. FAI Calle 77, which owns the Nomad 77 Building located in the city of Bogotá (Colombia), which is the first project built for Multifamily rental housing in Colombia.  Bancolombia S.A. concluded that it has control over the P.A. FAI Calle 77 given that it has exposures, or rights, to variable returns from its involvement in the investee and also has the ability to use its power to affect returns from the rental housing activity, through its participation in executive committees, and has the capacity to direct the activity that most significantly affects returns of all business – namely, approval rights over the disposal of the real estate projects.

The transaction was completed on March 1, 2022, upon Bancolombia S.A. obtaining the registration that qualifies it as a lessor of real estate for urban housing from the “Secretaría de Habitat” of Bogota. This registration was the condition to which the transfer of the fiduciary rights were subject. The Bank also obtained control of the P.A. FAI Calle 77 Trust on March 1, 2022, and has an equity interest of 98.00%. This acquisition reflects the Bank's objective to evolve its value proposition based on the current needs of the market, seeking to provide a differential service in rental housing.

The consideration paid by Bancolombia S.A. was COP 56,968, which consisted of a cash advance of COP 29,025 on June 9, 2021 and settlement of an active financial leasing operation with the sellers for COP 27,943.

The acquisition of the P.A. FAI Calle 77 Trust was accounted for in accordance with the acquisition method of IFRS 3. The purchase price was assigned to the assets and liabilities acquired, based on their estimated fair values at the acquisition date.

The Bank opted to measure the non-controlling interest in the acquiree of 2.00% at fair value, which amounted to COP 1,166 at the date of acquisition.

The estimate of the fair value of the assets acquired and liabilities assumed was based on information available as of March 1, 2022. The Bank believes that this information provides a reasonable basis for determining fair values:

In millions of COP
Purchase Price Allocation
Pruchase price on June 9, 2021	56,968
Non-controlling interest at fair value	1,166
TOTAL	58,134

Fair value of net assets acquired
ASSETS
Cash and cash equivalents	799
Accounts receivable	299
Premises and equipment, net	3
Investments property	60,849
Other assets	79
Total Assets	62,029

LIABILITIES
Accounts payable	1,080
Deferred tax	283
Other liabilities	99
Total Liabilities	1,462
Fair value of net assets acquired	60,567

Gain from a bargain purchase	2,433

The acquisition of P.A. FAI Calle 77 Trust resulted in the recognition of a gain from a bargain purchase of COP 2,433, which was recognized in “Dividends and net income on equity investments” line item of the Consolidated Statement of Income. The amount of the identifiable net assets of the acquiree exceeds the fair value of the consideration transferred, plus the fair value of the non-controlling interest therein, due to the fact that the price was agreed 9 months before the efective transfer of control of the business, reflecting a valuation of the assets.

Acquisition-related cost

In connection with the acquisition, the Bank incurred costs which are recorded in the "Other administrative and general expenses" line item of the consolidated statement of income.

WOMPI S.A.S. (before “Vlipco S.A.S.”)

On November 10, 2021, Bancolombia S.A. entered into a stock purchase agreement, pursuant to which Bancolombia S.A. agreed to purchase an additional 47.37% stake in the capital stock of the Colombian company, Wompi S.A.S. Wompi S.A.S. provides technology services to financial companies and qualifies as a business as defined in IFRS 3.

At the acquisition date, the Bank owned 91,838 shares of Wompi S.A.S. that represented 47.40% of the total capital stock of the company, classified as an investment in joint venture.

The transaction was completed on November 30, 2021, upon receipt of required regulatory approvals from the Superintendencia of Industry and Commerce, and as a result Bancolombia S.A. obtained control of Wompi S.A.S. The consideration paid by Bancolombia S.A. was COP 9,474, in cash.

The acquisition of Wompi S.A.S. in stages was accounted for under the acquisition method, in accordance with IFRS 3. Accordingly, the Bank has remeasured its previously held equity interest in Wompi S.A.S. at its acquisition-date fair value and recognized the resulting gain or loss and equity method adjustment.

The purchase price was preliminarily allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date, as summarized in the following table. The goodwill of COP 10,660 is calculated as the purchase premium after adjusting for the fair value of net assets acquired, and reflects the value expected from the synergies from combining Wompi’s technology services with the Bank’s financial services, as well as the opportunity to increase its national and international operations in the payments gateway market, that do not qualify for a separate recognition as intangible assets. The goodwill has been allocated to the segment Other Segments.  None of the goodwill is expected to be deductible for income tax purposes.

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

In millions of COP
Wompi S.A.S Purchase Price Allocation
Pruchase price on November 30, 2021	9,474
Fair value of previously held invesment	9,479
Non-controlling interest at fair value	1,047
TOTAL	20,000

Book value of net assets acquired
ASSETS
Cash and cash equivalents	296
Accounts receivable	241
Taxes receivable	433
Premises and equipment, net	22
Other assets	32
Total Assets	1,024

LIABILITIES
Short-term borrowings	37
Accounts payable	45
Taxes liabilities	78
Employee benefit plans	106
Total Liabilities	266
Net assets at book value	758

Wompi S.A.S intangibles assets recognized at the acquisition date:
Software(1)	13,196
Deferred tax	(4,614)
Fair value of net assets acquired	9,340

Goodwill	10,660
(1)	The fair value of the intangible assets includes a software development that supports the operation of the Wompi S.A.S. payment gateway, with a fair value of COP 13,196.

Acquisition-related cost

In connection with the acquisition of Wompi S.A.S., the Bank incurred costs which are recorded in the ‘Other administrative and general expenses’ line item of the Consolidated Statement of Income. The transaction costs were immaterial.

Previously held interest

Prior to control being obtained, the Bank accounted for its investment in Wompi S.A.S. using the equity method, due to the fact that the Bank had joint control of Wompi S.A.S. and, accordingly, it was classified as a joint venture. The previous shareholding was 47.40%.

Date and nature of investment	Share in equity
Investment recorded as an joint venture(1)	47.40%
November 2021 – acquisition of 47.37%, control obtained	47.37%
Total at December 31, 2021	94.77%
(1)	Investment made since July 2019, the participation percentage was 48.91% at initial recognition.

At the date of obtaining control (the acquisition date), the Bank remeasured the previously held equity interest to fair value and recognized revenue amounting to COP 5,197 in the Consolidated Statement of Income as “Dividends and net income on equity investments” (See Note 25.5. Dividends and net income on equity investments).

NOTE 10. PREMISES AND EQUIPMENT, NET

As of December 31, 2022 and 2021, the premises and equipment, net consisted of the following:

As of December 31, 2022

Premises and equipment for own use

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment for own use	January 1,		Expenses		Assets	changes in	December 31,
	2022	Additions	depreciation and	Disposals	classified as held	foreign	2022
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Land
Cost	551,484	34,151	-	(3,773)	(17,068)	40,919	605,713
Construction in progress
Cost	37,040	24,643	-	(17,714)	-	7,870	51,839
Accumulated impairment	-	-	(3,536)	3,536	-	-	-
Buildings
Cost	1,795,240	20,789	-	(18,844)	(43,379)	124,883	1,878,689
Accumulated depreciation	(458,784)	-	(37,604)	14,939	13,878	(67,979)	(535,550)
Furniture and fixtures
Cost	662,385	46,390	-	(42,540)	-	43,659	709,894
Accumulated depreciation	(388,005)	-	(44,958)	29,759	-	(29,788)	(432,992)
Computer equipment
Cost	881,056	191,122	-	(125,436)	-	60,488	1,007,230
Accumulated depreciation	(545,954)	-	(114,099)	106,367	-	(42,305)	(595,991)
Vehicles
Cost	42,366	5,253	-	(18,361)	(163)	2,618	31,713
Accumulated depreciation	(18,233)	-	(4,484)	4,721	64	(1,574)	(19,506)
Leasehold improvements
Cost	5,307	32,144	-	(1,058)	(27,075)	343	9,661
Accumulated depreciation	(510)	-	(32)	16	-	(101)	(627)
Total premises and equipment for own use - cost	3,974,878	354,492	-	(227,726)	(87,685)	280,780	4,294,739
Total premises and equipment - accumulated depreciation	(1,411,486)	-	(201,177)	155,802	13,942	(141,747)	(1,584,666)
Total premises and equipment - accumulated impairment	-	-	(3,536)	3,536	-	-	-
Total premises and equipment for own use, net	2,563,392	354,492	(204,713)	(68,388)	(73,743)	139,033	2,710,073

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment in operating leases	January 1,		Expenses		Assets	changes in	December 31,
	2022	Additions	depreciation and	Disposals	classified as held	foreign	2022
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(106)	-	(254)	-	-	-	(360)
Computer equipment
Cost	121,071	45,690	-	(6,001)	(9,791)	-	150,969
Accumulated depreciation	(46,884)	-	(32,482)	4,618	8,171	-	(66,577)
Vehicles
Cost	3,113,511	2,265,250	-	(36,539)	(623,817)	-	4,718,405
Accumulated depreciation	(652,423)	-	(326,683)	2,700	188,871	-	(787,535)
Total premises and equipment in operating leases - cost	3,236,673	2,310,940	-	(42,540)	(633,608)	-	4,871,465
Total premises and equipment - accumulated depreciation	(699,413)	-	(359,419)	7,318	197,042	-	(854,472)
Total premises and equipment in operating leases, net	2,537,260	2,310,940	(359,419)	(35,222)	(436,566)	-	4,016,993

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment total

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment total	January 1,		Expenses		Assets	changes in	December 31,
	2022	Additions	depreciation and	Disposals	classified as held	foreign	2022
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Total premises and equipment - cost	7,211,551	2,665,432	-	(270,266)	(721,293)	280,780	9,166,204
Total premises and equipment - accumulated depreciation	(2,110,899)	-	(560,596)	163,120	210,984	(141,747)	(2,439,138)
Total premises and equipment - accumulated impairment	-	-	(3,536)	3,536	-	-	-
Total premises and equipment, net	5,100,652	2,665,432	(564,132)	(103,610)	(510,309)	139,033	6,727,066

(1) See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2021

Premises and equipment for own use

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment for own use	January 1,		Expenses		Assets	changes in	December 31,
	2021	Additions	depreciation(1)	Disposals	classified	foreign	2021
					as held for	exchange
					sale	rate
In millions of COP
Land
Cost	498,981	39,661	-	(15,206)	-	28,048	551,484
Construction in progress
Cost	63,192	35,205	-	(65,769)	-	4,412	37,040
Buildings
Cost	1,652,899	127,695		(70,783)	-	85,429	1,795,240
Accumulated depreciation	(390,798)	-	(33,158)	7,633	-	(42,461)	(458,784)
Furniture and fixtures
Cost	666,748	44,767	-	(83,214)	-	34,084	662,385
Accumulated depreciation	(389,892)	-	(53,785)	80,105	-	(24,433)	(388,005)
Computer equipment
Cost	895,602	83,503	-	(145,334)	-	47,285	881,056
Accumulated depreciation	(539,795)	-	(110,969)	140,254	-	(35,444)	(545,954)
Vehicles
Cost	27,203	19,488	-	(6,985)	(116)	2,776	42,366
Accumulated depreciation	(14,477)	-	(3,771)	1,103	15	(1,103)	(18,233)
Leasehold improvements
Cost	41,667	21,057	-	(57,649)	-	232	5,307
Accumulated depreciation	(1,168)	-	(273)	1,014	-	(83)	(510)
Total premises and equipment for own use - cost	3,846,292	371,376	-	(444,940)	(116)	202,266	3,974,878
Total premises and equipment - accumulated depreciation	(1,336,130)	-	(201,956)	230,109	15	(103,524)	(1,411,486)
Total premises and equipment for own use, net	2,510,162	371,376	(201,956)	(214,831)	(101)	98,742	2,563,392

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment in operating leases	January 1,		Expenses		Assets	changes in	December 31,
	2021	Additions	depreciation(1)	Disposals	classified	foreign	2021
					as held for	exchange
					sale	rate
In millions of COP
Furniture and fixtures
Cost	-	2,091	-	-	-	-	2,091
Accumulated depreciation	-	-	(106)	-	-	-	(106)
Computer equipment
Cost	74,120	54,293	-	(1,996)	(5,346)	-	121,071
Accumulated depreciation	(30,412)	-	(23,106)	1,659	4,975	-	(46,884)
Vehicles
Cost	2,299,514	1,254,452	-	(39,746)	(400,709)	-	3,113,511
Accumulated depreciation	(551,080)	-	(241,011)	(1,732)	141,400	-	(652,423)
Total premises and equipment in operating leases - cost	2,373,634	1,310,836	-	(41,742)	(406,055)	-	3,236,673
Total premises and equipment - accumulated depreciation	(581,492)	-	(264,223)	(73)	146,375	-	(699,413)
Total premises and equipment in operating leases, net	1,792,142	1,310,836	(264,223)	(41,815)	(259,680)	-	2,537,260
(1)	See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment total

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment total	January 1,		Expenses		Assets	changes in	December 31,
	2021	Additions	depreciation(1)	Disposals	classified	foreign	2021
					as held for	exchange
					sale	rate
In millions of COP
Total premises and equipment - cost	6,219,926	1,682,212	-	(486,682)	(406,171)	202,266	7,211,551
Total premises and equipment - accumulated depreciation	(1,917,622)	-	(466,179)	230,036	146,390	(103,524)	(2,110,899)
Total premises and equipment, net	4,302,304	1,682,212	(466,179)	(256,646)	(259,781)	98,742	5,100,652
(1)	See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2022 and 2021, there were contractual commitments for the purchase of premises and equipment of COP 3,816 and COP 13,128, respectively. As of December 31, 2022 and 2021, there was no premises and equipment related to subsidiaries classified as held for sale, pledged as collateral, or with ownership restrictions. Additionally, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

As of December 31, 2022 and 2021, the amount of fully depreciated premises and equipment that is still in use is COP 714,734 and COP 622,589, respectively, mainly comprised of computer equipment, furniture and fixtures and office equipment. The temporarily idle premises and equipment amounted to COP 75,473 in 2022 and COP 69,538 in 2021.

NOTE 11. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2022	December 31, 2021
In millions of COP
Balance at the beginning of the year	3,132,220	2,839,350
Acquisitions	731,600	14,709
Subsequent expenditure recognised as an asset	66,745	422,755
Sales/Write-offs	(233,974)	(259,743)
Acquisitions through business combination(1)	60,850	-
Amount reclassified from inventories(2)	-	47,387
Gains on valuation(3)	236,617	67,762
Balance at the end of the period(4)	3,994,058	3,132,220
(1)	See Note 9.3 Business combination.
(2)	In 2021, the amount relates to returned properties from financial leasing operations that were reclassified from inventories to investment property, because they are held for obtaining profits and capital appreciation.
(3)	See Note 25.4 Other operating income, net. Line Investment property valuation.
(4)	Between December 31, 2022 and 2021, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30 Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank related to its investment properties are detailed below:

As of December 31, 2022

	Balance at the		Net increase (decrease)		Acquisitions		Adjusted fair
Type of asset	beginning of the	Appraisals	in investment		from business		value at the end
	year		properties		combination		of the year
In millions of COP
Buildings	2,949,720	239,823	619,563	(1)	-		3,809,106
Lands	182,500	(3,206)	(55,192)	(2)	60,850	(3)	184,952
Total	3,132,220	236,617	564,371		60,850		3,994,058
(1)	Corresponds mainly to increases in P.A. MERCURIO for COP 249,492, FCP Fondo Inmobiliario Colombia for COP 242,274, Bancolombia S.A. for COP 221,834 and sales made by FCP Fondo Inmobiliario Colombia for COP 147,483.
(2)	Corresponds mainly to the sale of land by Valores Simesa S.A.
(3)	See Note 9.3. Business combination.

As of December 31, 2021

	Balance at the		Net increase (decrease)		Acquisitions	Amount	Adjusted fair
Type of asset	beginning of the	Appraisals	in investment		from business	reclassified	value at the end
	year		properties		combination	from inventories	of the year
In millions of COP
Buildings	2,583,155	72,533	246,645	(1)	-	47,387	2,949,720
Lands	256,195	(4,771)	(68,924)	(2)	-	-	182,500
Total	2,839,350	67,762	177,721		-	47,387	3,132,220
(1)	Corresponds mainly to additions for subsequent expenditure recognised as an asset amounting to COP 422,155, and the sales amounting to COP 169,866 by FCP Fondo Inmobiliario Colombia.
(2)	Corresponds to the disposal of eight lands by Valores Simesa S.A.

Amounts recognized in the statement of income for the period.

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2022	December 31, 2021	December 31, 2020
	In millions of COP
Income from rentals	157,511	139,021	125,494
Operating expenses due to:
Investment properties that generated income through rentals	21,267	15,331	16,012
Investment properties that did not generate income through rentals	19,021	10,050	6,004

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2022 and 2021, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

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

As of December 31, 2022 and 2021, the Bank does not have investment properties held under financial leases.

NOTE 12. INCOME TAX

The income tax is recognized in each of the countries where the Bancolombia Group has operations, in accordance with the tax regulations in force in each of the jurisdictions.

12.1 Components recognized in the income statement:

	December 31,	December 31,	December 31,
	2022	2021	2020
In millions of Colombian pesos
Current tax(1)
Fiscal term	(2,644,173)	(1,321,400)	(673,603)
Prior fiscal terms(2)	39,137	71,932	4,723
Total current tax	(2,605,036)	(1,249,468)	(668,880)
Deferred tax
Fiscal term(3)	(80,663)	(530,926)	684,413
Adjustments for consolidation purposes	(62,722)	4,169	(8,947)
Total deferred tax	(143,385)	(526,757)	675,466
Total income tax(4)	(2,748,421)	(1,776,225)	6,586
(1)	The nominal income tax rate used in Colombia for the year 2022 is 35%, for the year 2021 it was 31%, and for the year 2020 it was 32%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 3% for the years 2022 and 2021, and 4% for the year 2020.
(2)	The variation is mainly generated by the recovery of uncertain tax positions, taking into account that the tax returns on which it was constituted became final in the course of 2021.

(3)	The variation corresponds mainly to the effect on the deferred tax rate due to the application of the tax reform Law 2277 of 2022.
(4)	See table 12.3 Reconciliation of the effective tax rate.

12.2 Legal regulatory changes

Principal changes introduced by the tax reform of 2022:

The Colombian Congress enacted Law 2277 of 2022 on 13th of December 2022, which became effective January 1, 2023. The most significant measures this norm are outlined below:

The Corporate Income Tax rate (CIT) continues at 35%; however, the surcharge applicable to financial entities from 2023 to 2027 increased by 5%.  This surcharge is applicable when the financial entities have a taxable income equal to, or higher than 120.000 tax units (UVT).

Certain non-taxable incomes, special deductions, exempt incomes, and tax credits will be limited to 3% of the taxpayer´s net income before deductions.

For the fiscal year 2023 onwards, Industry and Trade Tax (ITT) will not be creditable against the Corporate Income Tax. Therefore, ITT only will be eligible as a deduction.

A minimum effective tax rate of 15% was introduced for Colombian corporations. This rate must be calculated by dividing the due tax (with certain adjustments) over the book profits (with certain adjustments).

Profits derived from the sale of shares listed on the Colombian Stock Exchange will be treated as non-taxable income if: i) a single shareholder owns them, and ii) they are not more than 3% of the total outstanding shares listed by the entity in the taxable year.

The distribution of profits in shares will be taxable for CIT matters.

Payments falling into the following categories i) social club memberships, ii) personal payments to shareholders and their relatives, and iii) labor expenses of home support personnel, among others, will not be deductible for CIT purposes.

Donations to research, technological developments, and innovation will not be deductible.

Dividend tax rate increases as follows:

Dividend tax	Rate
Foreign entities	From 10% to 20%
Colombian corporations	From 7,5% to 10%

Capital gains tax increases from 10% to 15%.

A temporary reduction in penalties and interest of 60% will be applied upon the fulfillment of certain requirements

The tax determination will be made through electronic invoicing when the taxpayer has not filed their income tax returns.

Penalty for not sending information to the Tax Office is reduced to 7500 tax units (UVT).

In-kind payments made by an entity to third parties for the acquisition of goods or provision of services will be deemed as taxable income for the entity’s employees, their spouses, their relatives, and any other person with the title of the beneficiary of the payment.

Other Countries:

The income tax rate in the other countries where the Group has a presence amounts to 25% in Guatemala and Panama and 30% in El Salvador.

12.3   Reconciliation of the effective tax rate

The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2022, 2021 and 2020 is detailed below:

	December 31,	December 31,	December 31,
Reconciliation of the tax rate	2022	2021	2020
In millions of Colombian pesos
Accounting profit	9,744,786	5,984,012	308,773
Applicable tax with nominal rate(1)	(3,703,019)	(2,034,564)	(111,158)
Non-deductible expenses to determine taxable profit (loss)	(425,458)	(260,546)	(709,601)
Accounting and non-tax expense (income) to determine taxable profit (loss)	978,468	767,857	580,970
Differences in accounting bases(2)	(19,448)	(32,714)	(400,042)
Fiscal and non-accounting expense (income) to determine taxable profit (loss)	(470,063)	(285,191)	(270,326)
Ordinary activities income exempt from taxation	832,822	412,495	290,822
Ordinary activities income not constituting income or occasional tax gain	120,513	98,870	153,638
Tax deductions	374,233	226,064	112,746
Goodwill Depreciation	461	200,617	212,378
Tax depreciation surplus	162,111	140,384	156,998
Untaxed recoveries	(40,559)	(84,692)	(35,788)
Tax rate effect in other countries	(319,825)	(384,669)	(139,106)
Prior fiscal terms	39,137	71,932	4,723
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)(3)	(277,794)	(612,068)	160,332
Total income tax	(2,748,421)	(1,776,225)	6,586
(1)	The nominal income tax rate used in Colombia for the year 2022 is 35%, for the year 2021 it was 31%, and for the year 2020 it was 32%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 3% for the years 2022 and 2021, and 4% for the year 2020.
(2)	Difference between the technical accounting frameworks in force in Colombia and the full International Financial Reporting Standards (IFRS).
(3)	The variation corresponds mainly to the effect on the deferred tax due to the difference in rates in the application of the tax reform Law 2277 of 2022.

12.4 Components recognized in Other Comprehensive Income (OCI)

See Consolidated Statement of Comprehensive Income

December 31, 2022
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	69,249	(25,090)	44,159
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	33,354	(1,282)	32,072
Gains due to asset revaluation	-	(71)	(71)
Unrealized loss Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(172,385)	7,843	(164,542)
Loss on net investment hedge in foreign operations	(1,833,087)	746,232	(1,086,855)
Exchange differences arising on translating the foreign operations.	4,064,795	-	4,064,795

December 31, 2022
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Unrealized loss on investments in associates and joint ventures using equity method	(1,929)	(1,221)	(3,150)
Net	2,159,997	726,411	2,886,408

See Consolidated Statement of Comprehensive Income

December 31, 2021
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	7,444	(1,791)	5,653
Unrealized loss Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	3,994	48,153	52,147
Gains due to asset revaluation	-	(142)	(142)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(61,052)	9,527	(51,525)
Loss on net investment hedge in foreign operations	(1,207,052)	493,346	(713,706)
Exchange differences arising on translating the foreign operations.	2,513,742	-	2,513,742
Unrealized gains on investments in associates and joint ventures using equity method	2,913	(982)	1,931
Net	1,259,989	548,111	1,808,100
(1)	Includes income tax to partial payments of asset-backed securities transferred to retained earnings and reclassification of income tax on investments in associates that were transferred from retained earnings to OCI.

See Consolidated Statement of Comprehensive Income

December 31, 2020
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement expense related to defined benefit liability	8,556	(4,940)	3,616
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	(132,593)	37,736	(94,857)
Gains due to asset revaluation	3,561	(1,211)	2,350
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	53,311	(5,612)	47,699
Loss on net investment hedge in foreign operations	(341,792)	39,443	(302,349)
Exchange differences arising on translating the foreign operations.	339,475	-	339,475
Unrealized gains on investments in associates and joint ventures using equity method	5,020	(89)	4,931
Net	(64,462)	65,327	865
(1)	The tax related to financial instruments is segregated between equity instruments and debt instruments, in order to improve the presentation.

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

		Effect on				Adjustments for
	December 31,	Income	Effect on	Tax Made(1)	Foreign	consolidation	December 31,
	2021	Statement	OCI		Exchange	purposes(2)	2022
In millions of Colombian pesos
Asset Deferred Tax:
Property and equipment	3,158	7,398	-	-	515	-	11,071
Employee Benefits	283,283	(50,246)	(25,090)	-	10,316	-	218,263
Deterioration assessment	614,606	(69,129)	-	-	120,453	(63,641)	602,289
Investments evaluation	5,383	9,810	250	-	(9,852)	-	5,591
Derivatives Valuation	-	8,457	-	-	-	-	8,457
Tax credits settlement	29,664	(11,478)	-	-	-	-	18,186
Financial Obligations	240,102	423,406	-	-	(413)	-	663,095
Net investment coverage in operations abroad	1,009,944	68,902	746,232	(295,004)	-	-	1,530,074
Other deductions	91,782	(35,096)	-	-	35,569	-	410,477
implementation adjustment	410,004	319,297	-	-	35,372	-	446,451
Total Asset Deferred Tax	2,687,926	671,321	721,392	(295,004)	191,960	(63,641)	3,913,954
Liability Deferred Tax:
Property and equipment	(317,590)	13,718	(71)	-	(6,619)	(283)	(310,845)
Deterioration assessment	(14,651)	(547,038)	-	-	(12,266)	24,520	(549,435)
Participatory titles evaluation	(39,304)	(110,471)	6,311	-	12,971	(23,601)	(154,094)
Derivatives evaluation	(154,463)	133,997	-	-	-	-	(20,466)
Lease restatement	(250,862)	(8,092)	-	-	-	-	(258,954)
Investments in associates. Adjustment for equity method	(172,736)	(55,102)	(1,221)	-	(12,689)	-	(241,748)
Financial Obligations	-	(1,248)	-	-	-	-	(1,248)
Goodwill	(1,569,995)	(5,949)	-	-	(575)	-	(1,576,519)
Properties received in payment	(165,554)	5,963	-	-	(3,090)	-	(162,681)
Other deductions	(263,241)	11,739	-	-	(2,023)	-	(25)
implementation adjustment	(9,741)	(189,501)	-	-	(53,964)	-	(506,706)
Total Liability Deferred Tax	(2,958,137)	(751,984)	5,019	-	(78,255)	636	(3,782,721)
Net Deferred Tax	(270,211)	(80,663)	726,411	(295,004)	113,705	(63,005)	131,233
(1)	Current tax that arose from the exchange difference due to the liquidation of the bonds that was associated as a hedging instrument.
(2)	Includes initial balance of deferred property and equipment tax for COP (283) due to business combination. See Note 7.1 Business Combination.

12.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is

In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2022	December 31, 2021
In millions of Colombian pesos
Temporary differences
Local Subsidiaries	(1,966,594)	(1,800,928)
Foreign Subsidiaries	(22,854,744)	(17,966,532)

12.7        Tax credits

For the 2022 period, a deferred tax asset was recognized since the Group companies will have future taxable profits in which they can charge this temporary difference.

The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2022.

		Deferred tax
Company	Base	recognized asset
In millions of Colombian pesos
Renting Colombia	55,106	18,186
Total	55,106	18,186

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

In Colombia due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria than that of the Bancolombia Group. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect the Group Bancolombia accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. However, based on the criteria established in the interpretation of IFRIC 23, the Bancolombia Group did not recognize uncertain tax positions in its financial statements.

NOTE 13. ASSETS HELD FOR SALE AND INVENTORIES, NET

The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2022	December 31, 2021
In millions of COP
Inventories, net	513,032	413,097
Assets held for sale	95,417	133,697
Total assets held for sale and inventories, net	608,449	546,794

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

The Bank’s inventories at December 31, 2022 and 2021, are summarized as follows:

Inventories	December 31, 2022	December 31, 2021
In millions of COP
Lands and buildings(1)	285,077	335,936
Vehicles(2)	220,522	80,064
Machinery and others	33,091	31,422
Total inventory cost	538,690	447,422
Impairment(1)	(25,658)	(34,325)
Total inventories, net	513,032	413,097

(1) The decrease is mainly in Bancolombia S.A. due to higher realized sales.

(2) The increase in the variation is mainly due to the restitution of assets by custumers.

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2022 and 2021.

13.2. Assets held for sale

The assets recognized by the Bank as assets held for sale correspond to machinery, equipment, motor vehicles and technology, among others that have been received as foreclosed assets.

These assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2022

	Banking	Banking	Banking	Banking
Assets held for sale	Colombia	Panama	El Salvador	Guatemala	Total
In millions of COP
Machinery and equipment	5,090	4,828	-	-	9,918
Cost	5,160	4,870	-	-	10,030
Impairment	(70)	(42)	-	-	(112)
Real estate for residential purposes	7,928	52,331	1,559	1,465	63,283
Cost	7,967	54,181	1,616	1,880	65,644
Impairment	(39)	(1,850)	(57)	(415)	(2,361)
Real estate different from residential properties	10,868	11,348	-	-	22,216
Cost	11,178	11,348	-	-	22,526
Impairment	(310)	-	-	-	(310)
Total assets held for sale - cost	24,305	70,399	1,616	1,880	98,200
Total assets held for sale - impairment	(419)	(1,892)	(57)	(415)	(2,783)
Total assets held for sale(1)	23,886	68,507	1,559	1,465	95,417
(1)	For 2022 there are no assets related to investments held for sale.

As of December 31, 2021

	Banking	Banking	Banking	Banking
Assets held for sale	Colombia	Panama	El Salvador	Guatemala	Total
In millions of COP
Machinery and equipment	2,277	2,063	-	-	4,340
Cost	2,305	2,153	-	-	4,458
Impairment	(28)	(90)	-	-	(118)
Real estate for residential purposes	9,119	83,321	7,419	1,355	101,214
Cost	9,147	85,315	7,642	1,699	103,803
Impairment	(28)	(1,994)	(223)	(344)	(2,589)
Real estate different from residential properties	13,817	14,326	-	-	28,143
Cost	13,817	14,383	-	-	28,200
Impairment	-	(57)	-	-	(57)
Total assets held for sale - cost	25,269	101,851	7,642	1,699	136,461
Total assets held for sale - impairment	(56)	(2,141)	(223)	(344)	(2,764)
Total assets held for sale(1)	25,213	99,710	7,419	1,355	133,697
(1)	For 2021 there are no assets related to investments held for sale.

Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.

NOTE 14. OTHER ASSETS, NET

As of December 31, 2022 and 2021 the Bank’s other assets, net consist of:

Other Assets, net	December 31, 2022	December 31, 2021
In millions of COP
Other receivables(1)	1,158,447	777,830
Tax advance(2)	1,066,318	1,643,171
Marketable and non-marketable for sale assets	978,319	850,688
Assets pledged as collateral	752,099	472,443
Prepaid expenses	576,742	454,595
Receivables related to abandoned accounts(3)	439,994	386,451
Receivable Sales of goods and service	260,674	198,453
Taxes receivable	232,082	141,624
Accounts receivable from contracts with customers(4)	192,029	182,672
Operating leases	172,216	109,122
Balance in credit card clearing house	142,331	90,627
Commission for letters of credit	70,249	74,320
Debtors	21,646	19,483
Others	488,640	350,970
Total other assets	6,551,786	5,752,449
Allowance others	(3,920)	(791)
Total other assets, net	6,547,866	5,751,658
(1)	Other accounts receivable are mainly associated with imports factoring product, derivative receivables, debt securities and cash transactions and TIPS interest, among others.
(2)	The decrease corresponds to the refund of tax credit balances requested in income tax returns filed in 2022.
(3)	Corresponds to the application of Law 1777 of February 1, 2016, which established that the entities holding balances in savings or checking accounts that are considered abandoned will be transferred under the fund constituted and regulated by Icetex for this purpose.
(4)	See Note 25.3. Commissions.

NOTE 15. DEPOSITS BY CUSTOMERS

The detail of the deposits as of December 31, 2022 and 2021 is as follows:

Deposits	December 31, 2022		December 31, 2021
In millions of COP
Saving accounts	118,443,600		106,398,922
Time deposits	87,138,067		59,492,839
Checking accounts	40,808,856		40,567,168
Other deposits	4,601,800		3,931,919
Total	250,992,323	(1)	210,390,848

(1)As of December 31, 2022 and 2021 includes Nequi Deposits by COP 1,724,123 and COP 1,408,869, respectively.

The following table details the time deposits issued by the Bank:

Time deposits	Effective interest rate		December 31, 2022
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	16.57%	16,922,753	16,900,555
Between 6 months and 12 months	0.50%	17.41%	14,279,083	14,234,825
Between 12 months and 18 months	0.50%	19.51%	13,692,773	13,571,248
Greater than 18 months	0.40%	22.10%	42,243,458	40,942,920
Total			87,138,067	85,649,548

(1)See Note 30 Fair value of assets and liabilities.

Time deposits	Effective interest rate		December 31, 2021
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	6.00%	14,224,144	14,199,074
Between 6 months and 12 months	0.01%	6.50%	6,048,004	6,032,234
Between 12 months and 18 months	0.00%	7.25%	5,800,772	5,823,728
Greater than 18 months	0.00%	9.79%	33,419,919	34,666,641
Total			59,492,839	60,721,677

(1)See Note 30 Fair value of assets and liabilities.

The detail of Time deposits issued by the Bank by maturity is as follows:

December 31, 2022
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	60,256,684	60,113,046
Between 1 and 3 years	14,930,613	14,621,696
Between 3 and 5 years	4,318,988	4,017,350
Greater than 5 years	7,631,782	6,897,456
Total	87,138,067	85,649,548

(1)See Note 30 Fair value of assets and liabilities.

December 31, 2021
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	42,595,157	43,621,375
Between 1 and 3 years	11,584,328	11,729,237
Between 3 and 5 years	2,719,748	2,795,178
Greater than 5 years	2,593,606	2,575,887
Total	59,492,839	60,721,677

(1)See Note 30 Fair value of assets and liabilities.

NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in Consolidated Statement of Financial Position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2022	December 31, 2021
In millions of COP
Interbank Deposits
Interbank liabilities	902,132	886,405
Total interbank	902,132	886,405
Repurchase agreements and other similar secured borrowing
Short selling operations	125,682	276,242
Temporary transfer of securities	63,370	487,083
Total Repurchase agreements and other similar secured borrowing(1)	189,052	763,325
Total money market transactions	1,091,184	1,649,730
(1)	Total repo liabilities have maturities of less than 30 days.

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

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2022 and 2021:

As of December 31, 2022

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements(1)	2,880,987	-	2,880,987	(2,880,987)	-
Securities sold under repurchase agreements	(189,052)	-	(189,052)	189,052	-
Total repurchase and resale agreements	2,691,935	-	2,691,935	(2,691,935)	-
(1)	The amount includes those presented as cash and cash equivalents and those presented as other assets.

As of December 31, 2021

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements(1)	817,960	-	817,960	(817,960)	-
Securities sold under repurchase agreements	(763,325)	-	(763,325)	763,325	-
Total repurchase and resale agreements	54,635	-	54,635	(54,635)	-
(1)	The amount includes those presented as cash and cash equivalents and those presented as other assets.

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2022 and 2021, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2022	December 31, 2021
In millions of COP
Obligations granted by domestic banks	4,918,418	4,816,609
Obligations granted by foreign banks(1)	14,774,220	3,734,949
Total	19,692,638	8,551,558

(1)Increase mainly due to the opening of more obligations and the variation of the exchange rate of US dollars to Colombian pesos (at the end of December 31, 2022 it was COP 4,810.20 (in pesos) and at the end of December 31, 2021 it was COP 3,981.16 (in pesos). See Note 2.D.3. Foreign Subsidiaries).

Obligations granted by domestic banks

As of December 31, 2022

	Rate	Rate
Financial entity	Minimum(1)	Maximum(1)	December 31, 2022
In millions of COP
Financiera de desarrollo territorial (Findeter)	7.22%	18.77%	2,047,506
Fondo para el financiamiento del sector agropecuario (Finagro)	3.40%	15.70%	931,018
Banco de comercio exterior de Colombia (Bancoldex)	2.15%	19.15%	902,036
Other private financial entities	11.35%	15.75%	1,037,858
Total			4,918,418

(1) The increase in interest rates is mainly due to the fact that the intervention rate issued by the Banco de la República for 2022 closed at 12.00% and in 2021 at 3.00%, which has an impact on the rates of operations in financial obligations.

As of December 31, 2021

	Rate	Rate
Financial entity	Minimum(1)	Maximum(1)	December 31, 2021
In millions of COP
Financiera de desarrollo territorial (Findeter)	0.11%	10.79%	2,259,714
Fondo para el financiamiento del sector agropecuario (Finagro)	0.03%	6.00%	836,185
Banco de comercio exterior de Colombia (Bancoldex)	0.77%	8.66%	876,498
Other private financial entities	4.24%	8.62%	844,212
Total			4,816,609

(1) The increase in the intervention rate issued by Banco de la República during the year 2021, which went from 1.75% to 3.00%, has an impact on the rates of operations in financial obligations.

The maturities of financial obligations with domestic banks as of December 31, 2022 and 2021, are as follows:

Domestic	December 31, 2022	December 31, 2021
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	500,500	221,099
More than twelve months after the reporting period	4,417,918	4,595,510
Total	4,918,418	4,816,609

Obligations granted by foreign banks

As of December 31, 2022

Financial entity	Rate Minimum	Rate Maximum	December 31, 2022
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	0.97%	9.51%	13,816,270
Banco Interamericano de Desarrollo (BID)	8.62%	8.74%	670,043
Banco Latinoamericano de Comercio Exterior (Bladex)	2.89%	6.60%	287,907
Total			14,774,220

(1) Of the obligations with correspondent banks, USD 200,000 were designated as coverage of the net assets of a foreign bussiness. See Note 5.2 Derivative financial instruments.

As of December 31, 2021

Financial entity	Rate Minimum	Rate Maximum	December 31, 2021
In millions of COP
Financing with Correspondent Banks and Multilateral Entities	0.53%	4.46%	3,169,060
Banco Interamericano de Desarrollo (BID)	1.81%	4.05%	525,475
Banco Latinoamericano de Comercio Exterior (Bladex)	2.97%	2.97%	40,147
Corporación Andina de Fomento (CAF)	2.44%	2.44%	267
Total			3,734,949

The maturities of the financial obligations with foreign entities as of December 31, 2022 and 2021 are the following:

Foreign	December 31, 2022	December 31, 2021
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	8,825,089	1,919,781
More than twelve months after the reporting period	5,949,131	1,815,168
Total	14,774,220	3,734,949

As of December 31, 2022 and 2021, there were some financial covenants, mainly regarding capital adequacy ratios, past due loans and allowances, linked to some of the aforementioned outstanding credit facilities. None of these covenants had been breached nor were the related obligations past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2022

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	4,642,404	4,708,586	13.06%-17.92%
Bancolombia S.A.(2)(3)	Foreign	USD	2,256,397	10,501,036	3.02%-7.03%
Banistmo S.A. y filiales	Foreign	USD	687,913	3,344,759	1.80%-5.00%
Banco Agrícola S.A.(4)	Foreign	USD	125,640	603,865	5.45%-6.41%
Bancolombia Panamá S.A.	Foreign	USD	70,881	342,793	1.50%-5.65%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	14,876	72,240	3.30%-3.65%
Grupo Agromercantil Holding S.A. y Filiales	Foreign	USD	563	2,709	0.25%-7.25%
Total				19,575,988

(1) Face value is in US dollar for foreign currency bonds.

(2) On September 11, 2022, the decrease was due to the maturity of titles for USD 695,000.

(3) See Note 18.1 Issue of Bancolombia S.A. sustainable ordinary bonds.

(4) See Note 18.2 Issue of Banco Agrícola S.A. ordinary bonds.

As of December 31, 2021

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.(2)	Local	COP	4,158,757	4,190,777	4.35%-10.30%
Bancolombia S.A.	Foreign	USD	2,967,644	11,449,784	0.30%-5.19%
Banistmo S.A. y filiales	Foreign	USD	1,079,981	4,334,751	1.20%-5.00%
Banco Agrícola S.A.	Foreign	USD	162,000	644,557	5.60%-6.40%
Bancolombia Panamá S.A.	Foreign	USD	113,413	457,155	0.45%-3.75%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	3,645	14,575	0.95%-0.95%
Grupo Agromercantil Holding S.A. y Filiales	Foreign	USD	569	2,265	0.25%-7.25%
Total				21,093,864

(1) Face value is in US dollar for foreign currency bonds.

(2) See Note 18.1 Issue of Bancolombia S.A. sustainable ordinary bonds.

The following table shows the detail of the bonds classified by currency, term and type of issue:

As of December 31, 2022

	Less than	Between	Between
Issuer	1 year	1 and 3 years	3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,225,276	1,225,276
Ordinary bonds	-	-	165,495	3,317,815	3,483,310
Foreign currency
Subordinated bonds(1)	-	-	-	6,026,739	6,026,739
Ordinary bonds	402,714	609,437	619,232	7,209,280	8,840,663
Total	402,714	609,437	784,727	17,779,110	19,575,988
(1)	In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

18.1 Issue of Bancolombia S.A. sustainable ordinary bonds.

On October 25, 2022 Bancolombia S.A. issued the first bond linked to sustainability for COP 640,000, with commitments to promoting financial inclusion and decarbonizing loans. The issuance, was signed by the BID, BID Invest and LAGreen, has a term of 5 years and includes sustainability goals, such as a commitment to grant financing for more than 1.5 million unbanked or low-income people by 2025, and to reduce CO2 emissions by 35.6% in its financed loans compared to 2021, all as part of the Bank’s sustainability strategy.

18.2 Issue of Banco Agrícola S.A. ordinary bonds.

Banco Agrícola a subsidiary of Grupo Bancolombia issued ordinary bonds on July 26, 2022 for USD 10,000 at a rate of 5.25% with a term of 2 years and on October 7, 2022 for USD 13,600 at a rate of 6.0% with a term of 5 years.

As of December 31, 2021

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

On September 16, 2021, Bancolombia S.A. issued in the Colombian public securities market sustainable ordinary bonds in an aggregate principal amount of COP 600,000, under the program for ordinary bonds, green bonds, social bonds, sustainable bonds, orange bonds and subordinated bonds. Bids for 1.8 times the aggregate amount of bonds offered were received. The bonds are offered in two series with terms of 3, 5 and 12 years. The Bank is committed to using the net proceeds of this issuance to finance the origination of loans for projects in these categories.

For information related to the disclosures of fair value of the debt securities in issue, see Note 30 Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2022	December 31, 2021
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	1,898,469	5,697,371
More than twelve months after the reporting period	17,677,519	15,396,493
Total	19,575,988	21,093,864

As of December 31, 2022 and 2021, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo S.A. social gender private placement bond. None of these covenants had been breached nor were the related obligations past due.

NOTE 19. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

	December 31,	December 31,
Employee benefit plans	2022	2021
In millions of COP
19.1 Defined benefit pension plan	131,255	168,816
19.2 Severance obligation	15,446	18,429
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium	176,816	219,496
19.4 Other long term benefits	446,473	465,744
Total Post-employment and long-term benefit plans	769,990	872,485
Fair value Plan assets	4,619	34,248
Total Unfunded Post-employment and long-term benefit plans	765,371	838,237

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

Post-employment benefits

19.1 Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2022 and 2021 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 31, 2022, 522 participants were covered by this plan, and as of December 31,  2021, 555 participants.

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

Defined benefit pension plan	2022	2021
In millions of COP
Present value of the obligation as of January 1	110,018	127,132
Interest cost	9,459	7,011
Benefits paid	(11,439)	(11,545)
Net actuarial (gain) due to changes in assumptions	(11,321)	(7,459)
Net actuarial (gain) due to plan experience	(1,636)	(5,121)
Defined obligation, unfunded as of December 31	95,081	110,018

Panama

The Chase Manhattan Bank Corporation, N.A. (formerly “HSBC Bank Panama”, later merged with Banistmo S.A. in 2000) offered a defined benefit pension plan based on the average salaries paid during the 120 most recent months prior to the employee's retirement date and the years of employment service. The right to this plan was obtained after 10 years of service with the organization. This individual plan covered a certain group of employees who were hired by Chase Manhattan Bank Corporation, N.A. and it was not extended to employees of HSBC Bank Panama, now Banistmo S.A.

As of December 31, 2022, and 2021, there were 42 participants (15 participants with deferred benefits and 27 participants receiving benefits), and 47 participants (17 participants with deferred benefits and 30 participants receiving benefits), respectively.

Defined benefit pension plan	2022	2021
In millions of COP
Present value of the obligation as of January 1	6,025	5,920
Interest cost	229	150
Benefits paid from plan assets	(332)	(383)
Net actuarial (gain) due to changes in assumptions	(1,360)	(825)
Net actuarial (gain) / loss due to plan experience	(293)	266
Foreign currency translation effect	1,027	897
Defined obligation, funded as of December 31	5,296	6,025

The Bank, through its subsidiary Banistmo, has established a plan with assets to secure benefits promised by Banistmo to the employees entitled to participate in the Pension Plan for former Chase employees under the terms described above and to comply with Panama labor code, which specifies the terms of securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).

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

The following table details the change in plan assets:

Banistmo’s Plan assets	2022	2021
In millions of COP
Fair value of assets as of January 1	4,127	3,902
Interest income on plan assets	30	30
Benefits paid	(355)	(405)
Foreign currency translation effect	817	600
Fair value assets as of December 31	4,619	4,127

Guatemala

Banco Agromercantil Guatemala S.A. has established a retirement pension plan for its employees. Under this plan, the employees are entitled to receive a lifetime payment of 50% of their monthly nominal wage, if they are 70 years old and have 30 years of service, or if they are 65 years old and have 40 years of service. On the other hand, employees are entitled to receive a lifetime payment of 70% of their monthly nominal wage, if they are 70 years old and have 40 years of service, or they are 65 years old and have 45 years of service.

Defined benefit pension plan	2022	2021
In millions of COP
Present value of the obligation as of January 1	52,773	30,152
Current cost of service	2,457	1,664
Interest cost	3,375	2,253
Benefits paid	(1,709)	(1,347)
Net actuarial (gain) / loss due to changes in assumptions	(30,093)	17,486
Net actuarial (gain) / loss due to plan experience	(2,122)	(3,646)
Foreign currency translation effect	6,197	6,211
Defined obligation, unfunded as of December 31	30,878	52,773

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

As of December 2022 and 2021, 152 and 204 participants, respectively, were covered by this plan.

The balances recognized in the Consolidated Statement of Financial Position are listed below:

Severance obligation	2022	2021
In millions of COP
Present value of the obligation as of January 1	18,429	22,228
Current cost of service	409	531
Interest cost	1,250	1,149
Benefits paid	(5,113)	(6,678)
Net actuarial loss / (gain) due to changes in assumptions	1,806	(83)
Net actuarial (gain) / loss due to plan experience	(1,335)	1,282
Defined obligation, unfunded as of December 31	15,446	18,429
Current severance regimen(1)	73,475	95,331
Total	88,921	113,760
(1)	Corresponds to the amounts pending to transfer to private funds. See Note 20 Other liabilities.

19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium

Colombia

Under Colombian labor regulations, employers and employees are entitled to negotiate private agreements. The Bank’s employees and its subsidiaries Valores Bancolombia S.A. Comisionista de Bolsa, Banca de Inversión Bancolombia S.A. Corporación Financiera and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria participate in a defined benefit plan according to which they are entitled to receive, on the date of their retirement, a single payment.

Until 2022 and as a key talent retention strategy, the Parent Company offered certain senior management executives a plan under the defined benefit modality, according to which the people covered by this plan were entitled to receive a single payment based on the years of service provided to the organization and thus contribute to closing the pension gap. In December 2022 this benefit ended and as a consequence:

(i)	The obligations for the Parent company derived from the defined benefit plan ceased, as well as the rights for those who were part of it.
(ii)	The resources of the asset plan that supported the defined benefit plan were transferred to the accounts of the beneficiaries in the private pension fund, subject to permanence until the termination of the employment relationship (See line "consolidation of contributions" in the movement of the present value of the obligation, disclosed below in this same section);
(iii)	The pension gap closing program for executives is unified under the defined contribution modality.

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2022, and 2021, there were 2,844 and 2,738 participants respectively, covered by the plan.

Until 2022 and as a key talent retention strategy, Banagrícola S.A. offered certain senior management executives a plan under the defined benefit modality, according to which the people covered by this plan were entitled to receive a single payment based on the years of service provided to the organization and thus contribute to closing the pension gap. In December 2022 this benefit ended and as a consequence:

(i)	The obligations of the entity derived from the defined benefit plan ceased, as well as the rights for those who were part of it (See line "consolidation of contributions" in the movement of the present value of the obligation, disclosed below in this same section).
(ii)	The value caused by this benefit will be transferred to a fiduciary or similar vehicle, under which the executive pension plan will be administered on behalf of the beneficiaries, subject to permanence until the termination of the employment relationship.

Guatemala

Banco Agromercantil Guatemala S.A. has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2022, and 2021, there were 3,504 and 3,263 participants respectively, covered by the plan.

Panama

Banistmo S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date, death or disability based on the number of years of service to the organization.

Until 2022 and as a key talent retention strategy, Banistmo S.A. offered certain senior management executives a plan under the defined benefit modality, according to which the people covered by this plan were entitled to receive a single payment based on the years of service provided to the organization and thus contribute to closing the pension gap. In December 2022 this benefit ended and as a consequence:

(i)	The obligations of the entity derived from the defined benefit plan ceased, as well as the rights for those who were part of it (See line "consolidation of contributions" in the movement of the present value of the obligation, disclosed below in this same section).
(ii)	The value caused by this benefit will be transferred to a fiduciary or similar vehicle, under which the executive pension plan will be administered on behalf of the beneficiaries, subject to permanence until the termination of the employment relationship.

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan and Executive Pension Plan Premium	2022	2021
In millions of COP
Present value of the obligation as of January 1	219,496	202,580
Current service cost	20,794	18,669
Interest cost	15,371	11,686
Benefits paid	(19,487)	(19,788)
Consolidation of contributions	(43,199)	-
Past service cost(1)	-	3,326
Net actuarial (gain) due to changes in assumptions(2)	(39,817)	(2,493)
Net actuarial loss / (gain) due to plan experience	6,487	(4,721)
Others changes	-	(1,900)
Foreign currency translation effect(3)	17,171	12,137
Defined obligation, unfunded as of December 31	176,816	219,496
(1)	Corresponds to the updating of the percentage of the tax factor used to calculate the total benefit.
(2)	In the case of the plan in Guatemala, in 2022 the discount rate increased from 5.40% to 9.30%, generating an actuarial gain of COP 13,476. In 2021, the discount rate decreased from 8.20% to 5.40%, producing an actuarial loss of COP 20,928.
(3)	Corresponds to Banagrícola S.A. y Filiales and Banco Agromercantil de Guatemala S.A. given higher devaluation between COP to USD currencies.

Asset plan

To support the Executive Pension Plan Premium, Bancolombia S.A. had established an asset plan managed by a Private Pension Fund. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3. In 2022, this benefit was terminated and, as a consequence, the passive obligation of the Executive Pension Plan Premium ceased at the end of the year. The resources of the asset plan that backed this benefit were transferred to the accounts of the beneficiaries in the private pension fund, subject to the permanence of the employment relationship.

The plan assets’ fair value as of December 31, 2022 and 2021 is as follow:

Bancolombia’s Plan assets	2022	2021
In millions of COP
Fair value of assets as of January 1	30,121	25,211
Employee contributions	6,614	2,500
Interest income on plan assets	2,329	1,538
Return on plan assets greater/(less) than discount rate	(4,245)	872
Benefits paid	(34,819)	-
Fair value assets at the end of the year	-	30,121

19.4 Other long term benefits

In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2022 and December 31, 2021, the reconciliation of the other long term benefits is set below:

Other long term benefits	2022	2021
In millions of COP
Present value of the obligation as of January 1	465,744	465,046
Current service cost	24,106	47,339
Interest cost	39,973	27,490
Benefits paid	(44,601)	(45,086)
Net actuarial (gain) due to changes in assumptions	(47,997)	(31,998)
Net actuarial loss / (gain) due to plan experience	2,369	(2,465)
Foreign currency translation effect	6,879	5,418
Defined obligation, unfunded as of December 31	446,473	465,744

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the Consolidated Statement of Income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2022	2021
In millions of COP
Pension	231,676	186,117
Current severance regimen	63,802	64,075
Total	295,478	250,192

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2022	December 31, 2021
Discount rate	14.00%	8.00%
Rate of wage increase	9.80%	7.20%
Projected inflation	7.30%	4.70%
Rate of pension increase	7.30%	4.70%

Bancolombfia Panama

Main projected assumptions	December 31, 2022	December 31, 2021
Discount rate	6.50%	2.40%
Rate of wage increase	2.00%	2.00%
Projected inflation	2.00%	1.00%

Banistmo

Main projected assumptions	December 31, 2022	December 31, 2021
Discount rate	6.90%	3.70%
Expected long-term rate of return on plan assets	0.70%	0.70%
Rate of wage increase	0.00%	2.00%

El Salvador

Main projected assumptions	December 31, 2022	December 31, 2021
Discount rate	5.80%	2.50%
Rate of wage increase	2.50%	2.00%
Projected inflation	1.50%	1.00%

Guatemala

Main projected assumptions	December 31, 2022	December 31, 2021
Discount rate	10.20%	6.10%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%

In 2022, assumptions regarding future longevity have been based on mortality tables, which reflect average ages of mortality from 25-60 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2022 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

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

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2023	15,322	81,503
2024	15,665	80,119
2025	15,944	80,725
2026	16,270	93,290
2027	16,328	82,631
2028 a 2032	80,849	440,004

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

There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.

Colombia

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	14.50%	0.50% increase	(2,580)
Discount rate	13.50%	0.50% decrease	2,725
Salary increases	7.80%	0.50% increase	3,088
Salary decreases	6.80%	0.50% decrease	(2,940)
Mortality Table	RV-08 ("Rentistas Validos")	One year increase in life expectancy	3,687

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	14.75%	0.50% increase	(3,670)
Discount rate	13.75%	0.50% decrease	3,983
Salary increases	10.30%	0.50% increase	4,148
Salary decreases	9.30%	0.50% decrease	(3,845)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	13.75%	0.50% increase	(232)
Discount rate	12.75%	0.50% decrease	239
Salary increases	10.30%	0.50% increase	540
Salary decreases	9.30%	0.50% decrease	(529)

Panama

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.40%	0.50% increase	(185)
Discount rate	6.40%	0.50% decrease	198
Mortality Table	RP-2000	One year increase in life expectancy	115

Guatemala

Defined Benefit Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	10.70%	0.50% increase	(2,165)
Discount rate	9.70%	0.50% decrease	2,446
Salary increases	5.50%	0.50% increase	1,536
Salary decreases	4.50%	0.50% decrease	(1,389)
Mortality Table	RP-2000	One year increase in life expectancy	776

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.80%	0.50% increase	(1,546)
Discount rate	8.80%	0.50% decrease	1,624
Salary increases	5.50%	0.50% increase	1,684
Salary decreases	4.50%	0.50% decrease	(1,615)

El Salvador

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.30%	0.50% increase	(951)
Discount rate	5.30%	0.50% decrease	1,023
Salary increases	3.00%	0.50% increase	215
Salary decreases	2.00%	0.50% decrease	(267)

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	14.50%	0.50% increase	(11,241)
Discount rate	13.50%	0.50% decrease	11,908
Salary increases	10.30%	0.50% increase	12,294
Salary decreases	9.30%	0.50% decrease	(11,695)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.90%	0.50% increase	(897)
Discount rate	8.90%	0.50% decrease	955
Salary increases	5.50%	0.50% increase	992
Salary decreases	4.50%	0.50% decrease	(938)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.20%	0.50% increase	(181)
Discount rate	5.20%	0.50% decrease	192

Bonuses and short-term benefits

Short-term employment benefit plans recognized in the Consolidated Statement of Financial Position in the line “other liabilities” consist of the following:

	December 31,	December 31,
Other employment benefit plans	2022	2021
In millions of COP
Current severance obligation(1)	73,475	95,331
Bonuses and short-term benefits(2)	640,458	526,273
Other employment benefit plans	713,933	621,604
(1)	See 19.2 Severance obligation.
(2)	The increases between December 31, 2022 and 2021, corresponds to the bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2022	December 31, 2021
In millions of COP
Payables	3,629,433	2,491,055
Suppliers(1)	2,333,289	1,435,569
Advances to obligations	1,082,447	799,819
Collection services	1,032,613	716,031
Dividends(2)	769,181	78,304
Deposits delivered as security(3)	655,176	376,447
Bonuses and short-term benefits(4)	640,458	526,273
Security contributions	473,247	340,322
Provisions(5)	417,242	288,017
Salaries and other labor obligations(6)	359,673	352,198
Advances in leasing operations and loans	282,173	169,153
Deferred interests	96,939	77,115
Liabilities from contracts with customers(7)	56,856	55,025
Other	50,484	57,396
Total	11,879,211	7,762,724
(1)	The increase relates mainly to the purchase of assets to be placed under leasing contracts.
(2)	This relates to the last installment pending payment January 2, 2023. See Consolidated Statement of Changes in Equity, distribution of dividends.
(3)	The variation is generated by the valuation of current operations with international counterparties. For more information See Note 5.2. Derivative financial instruments.
(4)	For further information, see Note 19 Employee benefit plans (Bonuses and short-term benefits).
(5)	See Note 21 Provisions and contingent liabilities.
(6)	For more information related to other employee benefits, see Note 19 Employee benefits.
(7)	See Note 25.3. Fees and commissions.

NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES

21.1. Provisions

The following tables show the detail of the provisions:

As of December 31, 2022

	Judicial	Administrative	Financial	Loan	Onerous
	proceedings	proceedings(1)	guarantees(2)	commitments	contracts(3)	Total
In millions of COP
Balance at January 1, 2022	35,815	15,340	31,111	204,655	1,096	288,017
Net provisions recognized during the period	18,958	92,739	(14,716)	48,727	1,666	147,374
Provisions used during the period	(8,863)	(23,082)	-	-	-	(31,945)
Translation adjustment	(1,733)	-	106	12,023	-	10,396
Effect of discounted cash flows	3,400	-	-	-	-	3,400
Final balance at December 31, 2022	47,577	84,997	16,501	265,405	2,762	417,242
(1)	Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 14,002.
(2)	The balance corresponds mainly to financial guarantees in Bancolombia S.A.
(3)	Onerous contracts corresponds to Renting Colombia S.A.S.

As of December 31, 2021

	Judicial	Administrative	Financial	Loan	Onerous
	proceedings	proceedings	guarantees(1)	commitments	contracts	Total
In millions of COP
Balance at January 1, 2021	35,640	2,399	23,035	285,198	325	346,597
Net provisions recognized during the period	4,253	13,441	7,976	(92,567)	771	(66,126)
Provisions used during the period	(5,587)	(500)	-	-	-	(6,087)
Translation adjustment	158	-	100	12,024	-	12,282
Effect of discounted cash flows	1,351	-	-	-	-	1,351
Final balance at December 31, 2021	35,815	15,340	31,111	204,655	1,096	288,017
(1)	Changes in financial guarantees corresponds to higher provisions in Bancolombia.

The following table shows the changes in the provision for financial guarantees and loan commitments:

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2022	135,173	59,777	40,816	235,766
Transfers	(67,422)	29,026	3,585	(34,811)
Transfer to stage 1	(35,635)	(52,998)	(21,134)	(109,767)
Transfer to stage 2	(26,264)	98,422	(16,183)	55,975
Transfer to stage 3	(5,523)	(16,398)	40,902	18,981
Provisions recognized during the period	256,849	27,618	19,894	304,361
Provisions reversed during the period	(174,416)	(38,657)	(22,466)	(235,539)
Translation adjustment	7,188	4,847	94	12,129
Balance at December 31, 2022	157,372	82,611	41,923	281,906

	Stage1	Stage2	Stage3	TOTAL
Balance at January 1, 2021	192,597	75,135	40,501	308,233
Transfers	(77,194)	3,221	42,737	(31,236)
Transfer to stage 1	(45,706)	(65,020)	(15,063)	(125,789)
Transfer to stage 2	(23,860)	87,990	(16,801)	47,329
Transfer to stage 3	(7,628)	(19,749)	74,601	47,224
Provisions recognized during the period	241,953	32,694	59,949	334,596
Provisions reversed during the period	(229,798)	(55,735)	(102,418)	(387,951)
Translation adjustment	7,615	4,462	47	12,124
Balance at December 31, 2021	135,173	59,777	40,816	235,766

Judicial proceedings

Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2022 and 2021. In addition, the Bank does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.

Onerous contracts

For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Financial guarantees

As of December 31, 2022

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	757,658
Guarantees greater than 1 month and up to 3 months	1,286,137
Guarantees greater than 3 months and up to 1 years	5,695,172
Guarantees greater than 1 year and up to 3 years(1)	3,660,806
Guarantees greater than 3 years and up to 5 years(1)	134,611
Guarantees greater than 5 years(2)	90,530
Total	11,624,914
(1)	Mainly due to the opening of operations with the following economic sectors: private, energy, financial, among others.
(2)	Mainly due to the change in the duration of a guarantee in the private sector.

As of December 31, 2021

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	620,120
Guarantees greater than 1 month and up to 3 months	1,051,714
Guarantees greater than 3 months and up to 1 years (1)	5,616,089
Guarantees greater than 1 year and up to 3 years (2)	1,513,774
Guarantees greater than 3 years and up to 5 years	84,273
Guarantees greater than 5 years	150,494
Total	9,036,464
(1)	Mainly due to the change in duration for COP 2,505,284 and the opening of guarantees for COP 880,388 that expire in 2022, with the following economic sectors: Energy services and the private sector.

(2)	Mainly due to the change in duration for COP 3,056,310 and the opening of guarantees for COP 812,403 that expire in 2022, with the economic sector of financial services.

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and does not reflect expected results.

The table below shows the maximum exposure to credit risk and provision based on the bank´s internal credit rating system, 12 month Basel PD range and year-end stage classification.

As of December 31, 2022

Standard	PD range	Stage 1		Stage 2		Stage 3		Total	Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
In millions of COP
Normal risk	0% - 3.11%	10,455,243	16	12,260	-	-	-	10,467,503	16
Acceptable risk	> 3.11% - 11.15%	870,154	53	177,050	2	-	-	1,047,204	55
Appreciable risk	> 11.15% - 72.75%	74,329	2	12,930	2	307	-	87,566	4
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	22,641	16,426	22,641	16,426
Total		11,399,726	71	202,240	4	22,948	16,426	11,624,914	16,501

As of December 31, 2021

Standard	PD range	Stage 1		Stage 2		Stage 3		Total	Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
In millions of COP
Normal risk	0% - 3.11%	8,638,607	15	31,477	2	-	-	8,670,084	17
Acceptable risk	> 3.11% - 11.15%	189,644	18	30,634	1	-	-	220,278	19
Appreciable risk	> 11.15% - 72.75%	434	-	-	-	-	-	434	-
Significant risk	> 72.75% - 89.89%	-	-	-	-	140,520	30,748	140,520	30,748
Bad risk	> 89.89% - 100%	-	-	4,206	11	942	316	5,148	327
Total		8,828,685	33	66,317	14	141,462	31,064	9,036,464	31,111

21.2. Contingent liabilities

Judicial or administrative proceedings involving Bancolombia and its subsidiaries representing a value greater than USD 7,090 are listed below.

We have also included a discussion of some proceedings in which the claims are below this monetary threshold, or that were previously disclosed, so as  to provide an update on these proceedings.

BANCOLOMBIA S.A.

Neos Group S.A.S. (in reorganization) and Inversiones Davanic S.A.S.

On November 3, 2022, Bancolombia was informed of a lawsuit in which the plaintiff contends that a loan agreement is in place between the partiers, rather than a lease. The plaintiffs also requested that the purchase and sale agreement be rescinded on the basis that the price of the property was lower than its fair price.

The plaintiffs seek COP 65,000, The likelihood of recovering this amount is considered to be remote because the parties always intended to enter into a lease. On December 7, 2022, Bancolombia issued an answer to the lawsuit. Bancolombia has not recorded a provision for this matter.

Constitutional Public Interest Action - Carlos Julio Aguilar and other

In this proceeding, a constitutional public interest action was filed, in which the plaintiffs allege that due to the restructuring of Departamento del Valle´s financial obligations and its Performance Plan, the collective rights of the public administration and the public funds of the Departamento del Valle were breached. According to the Bank's defense arguments, the agreement was made in accordance with the law.

As of December 31, 2022, the procedure is at the evidentiary stage. The contingency is deemed to be possible. Bancolombia has not recorded a provision for this matter.

Fiscal Responsibility Proceeding – Contraloría Departamental de Cundinamarca v. GEHS, Bancolombia and other natural persons

The development of the Water Treatment Plant PTAR Chía I Delicias Sur from Municipio de Chía, Colombia, was outlined in a lease agreement signed on September 28, 2015. The price agreed was COP 19,000. The object of the agreement was the financing of the Project, as well as the optimization, design, and construction of the Water Treatment Plant PTAR Chía I Delicias Sur.

As of December 31, 2018, Bancolombia had anticipated certain payments to the Supplier of the Project. The Municipio de Chía´s Mayor Office, has claimed that irregularities have been found during the execution of the Project. Because of these allegations, the Contraloría de Cundinamarca began a proceeding of Fiscal Responsibility against GEHS Global Environment and Health Solutions de Colombia (Supplier), Guillermo Varela Romero, Rafael Antonio Ballesteros Gómez, Luís Alejandro Prieto González (Municipio de Chía´s former Mayor and employees of the municipal administration), and Bancolombia S.A., on the basis of the alleged loss.

Bancolombia has alleged in its defense, among others arguments, that the Bank fully complied with its contractual obligations and that it is not responsible for the loss of the Municipality's resources. There is precedent form the Consejo de Estado and Corte Suprema de Justicia de Colombia supporting Bancolombia's position.

As of December 31, 2022, the judgment is in the final pleadings stage. Likelihood of the plaintiff succeeding is now considered remote. Bancolombia has not recorded a provision for this matter.

Remediation Plan for Santa Elena´s property

In 1987, Bancolombia (formerly Bank of Colombia) received a property located in Municipio de Cartagena, Colombia from the National Federation of Algodoneros. After the settlement was signed, soil contamination from pesticides and herbicides was found on the property. Bancolombia initiated a civil responsibility judicial procedure against the Federation alleging environmental contamination. On November 13, 2015, the final judgement was issued, and it was decided that the National Federation of Algodoneros was liable for environmental damages and that Bancolombia was not liable.

Despite not being liable for environmental damages, Bancolombia is subject to decontamination requirements with respect to the property. Bancolombia has carried out over the years various activities aimed at containing the environmental impact, as well as the social management of the communities neighboring the lot. These activities include, among others, the confinement of contaminating material, installation of monitoring wells, and execution of plans to reduce contamination levels.

On December 2022, the Autoridad Nacional de Licencias Ambientales de Colombia (ANLA) approved the extension of the Stage 1 diagnostical studies and the execution of Stage 2 Remediation, Contingencies and Social Support Plans. Although Bancolombia appealed the administrative act issued by the ANLA on the basis of technical issues, the execution stage of the Plan will begin in the first trimester of 2023.

Bancolombia has established a provision relating to this proceeding of COP 68,726.

FIDUCIARIA BANCOLOMBIA

Quinta Sur S.A.S.

In March 2022, Fiduciaria Bancolombia was notified of a lawsuit filed by Quinta Sur S.A.S. (in liquidation). According to the lawsuit, Quinta Sur seeks to be indemnified for damages as a result of the failure to transfer the resources to the plaintiff for the beginning of a housing construction project, under the terms agreed in the trust agreement.

Fiduciaria Bancolombia alleges that it has complied with the law and the contract, arguing that the property on which the housing project was to be constructed did not fulfill the contractual requirements. The plaintiff seeks COP 128,000.

As of December 31, 2022, the proceeding is still pending the initial hearing. The contingency is deemed to be possible. Fiduciaria Bancolombia has not recorded provision for this matter.

BANISTMO

Menelao Mora and Said Díaz

The plaintiffs seek compensation for material and moral damages, allegedly caused by Banistmo. On October 28, 2004, a criminal complaint was filed against Menelao Mora and Said Díaz, on the basis of alleged criminal acts in detriment of Banistmo related to the inadequate utilization of credit lines given to companies where the plaintiffs were representatives.

As of December 2022, a settlement agreement was entered into between the parties, terminating the legal disputes between the parties.

Constructora Tymsa S.A.

In October 2021, Banistmo and Banistmo Investment were notified of a lawsuit in which the plaintiff alleged fraudulent acts involving the sale of the plaintiff´s property. Constructora Tymsa alleges that the signatures and fingerprints in the public instrument of purchase and sale and in the mortgage in favor of Banistmo are false.

The plaintiff seeks USD 10,000, in addition to interests, costs and expenses. Banistmo and Banistmo Investment allege they are not liable for any intentional or negligent conduct in relation to the alleged fraudulent sale of the property. The contingency is deemed to be possible. Banistmo has not recorded a provision for this matter.

Five Star Production Inc., Global Men Health Foundation, Ingrid Perscky and Others

In April 2022, Banistmo was notified of a lawsuit filed by Five Star Production Inc., Global Men Health Foundation, Ingrid Perscky and others for USD 5,000.

The lawsuit was filed on the basis of a dispute between Ingrid Perscky and Jose Barbero (who used to be husband and wife) for the distribution of their assets. In 2017, Ms. Perscky, who had an authorized signature, ordered the cancelation of a fixed term deposit from Five Star and instructed that those funds be transferred to 3 accounts that belonged to persons related to her (for example, her children). Mr. Barbero contacted Banistmo and tried to reverse the instructions, however as it was not possible, Mr. Barbero filed criminal complaints against Ms. Perscky.

Banistmo has complied with banking law and has handled the information´s confidentiality according to the law and the contract. The plaintiffs seeks compensation for material and moral damages, alleging that Banistmo breached confidentiality and banking secret in detriment of the plaintiffs.

As of December 31, 2022, the evidence objection stage is pending. The contingency is deemed to be remote. Banistmo has not recorded a provision for this matter.

Deniss Rafael Pérez Perozo, Carlos Pérez Leal and others

Promotora Terramar (client of Banistmo, formerly HSBC Panamá) was paid USD 299, through Visa gift cards issued by a foreign bank. This payment was received as a partial payment of 2 apartments located in Panamá City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity by Promotora Terramar on June 3, 2008, when a monitoring alert was activated due to the high number of cards with the same BIN and bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC held funds from Promotora Terramar´s accounts. Nevertheless, after further investigations the money was refunded.

On October 2013, the plaintiffs filed a claim for compensation of the material and moral damages caused, which according to their valuation amounts to USD 5,252,435. Banistmo alleges it has complied with the contractual terms outlined in the Affiliate Agreement and the statute of limitations deadline has lapsed , among other defenses.

As of December 31, 2022, commencement of the evidentiary stage is pending. The contingency is deemed to be remote. Banistmo has not recorded a provision for this matter.

DD&C, Carlos Pérez Leal and Others

In October 2022, Banistmo received a communication announcing the filing of a legal action in the Tribunal of First Instance of Kaloum in the Republic of Guinea.  This action was initiated by Inversiones DD&C, Carlos Perez Leal and other natural persons against the Central Bank of the Republic of Guinea (“BCRG”) and five international banks, including Banistmo.  The action seeks compensation for damages derived from alleged fraud involving six international transfers for a total USD 1,900, that Inversiones DD&C, who was a client of Banistmo at the time, ordered to be made to a bank account at the BCRG.

The parties who initiated the action are seeking USD 28,100, in “dommages matériels” (which are damages for alleged economic loss), as well as additional amounts in “dommages moraux” (which are damages for alleged non-economic loss, including alleged psychological suffering and moral anguish).

As of December 31, 2022, Banistmo has not yet appeared in the case.  It expects to appear for the first time at a hearing in February 2023, at which it expects to raise a number of arguments challenging the legality of the action and intends to assert that its conduct complied with the transfer instructions ordered by its then client and with all relevant contractual requirements.

Based on its current assessment of the claims, Banistmo has not recorded a provision for this matter.

BANCO AGRÍCOLA

Dirección General de Impuestos Internos of El Salvador

The authority on taxes of El Salvador, in accordance with the resolution of October 2018, determined that Banco Agrícola failed to pay and declare income taxes related to fiscal year 2014 for a total of USD 11,116 and related penalties.

In 2021, the appeal presented by Banco Agrícola was decided. The Tribunal de Apelaciones de los Impuestos Internos y Aduanas (TAII) modified the Resolution issued by DGII, adjusted the rental tax to USD 6,341 and revoked the sanction. Banco Agrícola filed a lawsuit before the Contentious Administrative Tribunal seeking to overrule DGII´s and TAII´s previous decisions in relation to the tax’s payment. As of December 31, 2022, the initial hearing date is pending.

The contingency is deemed to be remote.  Banco Agrícola has not recorded a provision for this matter.

ARRENDADORA FINANCIERA S.A.

Cordal

Cordal filed a lawsuit against Arrendadora Financiera, seeking compensation for USD 6,454. According to the lawsuit, Cordal was the owner of a current account in Arrendadora Financiera (formerly Banco Capital S.A.) and it alleged that it´s funds were irregularly transferred to third parties. Arrendadora Financiera alleges Cordal´s account was liquidated before the acquisition of Banco Capital S.A. and, therefore, no funds were transferred.

The proceeding is at the evidentiary stage. The contingency is deemed to be remote. Arrendadora Financiera has not recorded a provision for this matter. A former employee of the plaintiff was convicted of aggravated theft in connection with the facts of this lawsuit.

BANCO AGROMERCANTIL

Delicarnes

Delicarnes S.A. acquired a mortgage credit with Banco Agromercantil and breached its obligation to pay, in accordance with the agreed terms. Therefore, Banco Agromercantil began a payment procedure against the company. Delicarnes counterclaimed and filed a lawsuit seeking damage and compensation for USD 69,956, alleging that there was no breach of any obligation and that Banco Agromercantil should not have filed the lawsuit against them.

The proceeding concluded, with a ruling in favor of Banco Agromercantil. The judgment is final.

Bapa Holdings Corp.

On September 20, 2022, a lawsuit against Banco Agromercantil was filed by Bapa Holdings Corp. The plaintiff alleges it invested USD 7,000, through a participation agreement with North Shore Development Company (NDSC) for the development of a housing project that was going to be built in a property, which was security for a loan given by Banco Agromercantil to NDSC, located in Roatan Island, Honduras. Bapa claims BAM caused damages due to its failure to provide information about NDSC´s financial situation and going through with the sale of the credit.

On October 24, 2022, BAM responded to the claim and filed exceptions alleging that it has no commercial relationship with Bapa, and the statute of limitations deadline expired

The contingency is deemed to be remote. Banco Agromercantil has not recorded a provision for this matter.

Superintendencia de Administración Tributaria (SAT)

The Superintendencia de Administración Tributaria (SAT) de Guatemala ordered a tax adjustment in the fiscal year 2014 of Banco Agromercantil´s rental tax declaration, duly paid by BAM, for a value of USD 13,583, (including tax and sanction).  Banco Agromercantil initiated legal proceedings against the decision adopted by de SAT, pleading that the tax discounts applied by the Bank were appropriate.

The judgment is pending. The contingency is deemed to be remote. Banco Agromercantil has not recorded a provision for this matter.

NOTE 22. SHARE CAPITAL

The subscribed and paid-in capital is the following:

Share capital	December 31, 2022	December 31, 2021
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total subscribed and paid-in shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914

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

The Board of Directors of Bancolombia S.A., considering the current capital levels and the results of operations and business of the Bancolombia Group in 2022, and recommended to management to review the dividend policy to increase the percentage of profit distribution to be proposed to shareholders at the next ordinary general shareholders' meeting.

Dividends declared with respect to	Cash dividends per share
net income earned in:	(Stated in COP)
2022	3,536
2021	3,120
2020	260
2019	1,638
2018	1,092

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

Reserved Shares

Stocks that are available between maximum authorized shares and paid-in shares. The Bank has not reserved shares.

NOTE 23. APPROPRIATED RESERVES

As of December 31, 2022 and 2021, the appropriated retained earnings consist of the following:

Concept	December 31, 2022	December 31, 2021
In millions of COP
Appropriation of net income(1)(2)	12,768,264	13,628,995
Others(3)	3,162,401	1,032,012
Total Appropiated reserves	15,930,665	14,661,007
(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)	Includes reclassification of unclaimed dividends under Article 85 of the Bank's Bylaws for COP 574 and COP 4,441, respectively.
(3)	On March 18, 2022, the Bank established a reserve for equity strengthening and future growth, which was approved at the General Shareholders Meeting.

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

As of December 31, 2022

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,198,421	149,688,085	150,886,506
The Bank’s interest-assets
Investments at fair value through profit or loss	87,048	-	87,048
Investments at fair value through other comprehensive income	26,936	-	26,936
Loans and advances to customers	-	6,116,373	6,116,373
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	113,984	6,116,373	6,230,357
The Bank’s maximum exposure	113,984	6,116,373	6,230,357
Fees income	4,532	435,177	439,709

As of December 31, 2021

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,661,019	167,129,575	168,790,594
The Bank’s interest-assets
Investments at fair value through profit or loss	110,026	-	110,026
Investments at fair value through other comprehensive income	42,864	-	42,864
Loans and advances to customers	-	5,851,195	5,851,195
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	152,890	5,851,195	6,004,085
The Bank’s maximum exposure	152,890	5,851,195	6,004,085
Fees income	6,936	471,765	478,701

Securitizations

The Bank invests in asset-backed securities issued by securitization entities for which underlying assets are mortgages originated by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and accounted for as investment at fair value through profit or loss and residual rights accounted for as investment at fair value through other comprehensive income. These asset-backed securities have different maturities and are generally classified by credit ratings. The Bank does not expect significant changes in those ratings. Also, the Bank retains beneficial interests in the form of servicing fees on the securitized mortgages.

The Bank’s managed funds

The Bank’s managed funds are derived from the following type of business lines: related trusts, mutual funds sold to individuals, corporate trusts, escrow accounts, private equity funds, and delegated tailor-made mandates from third parties. Generally, the revenues correspond to the fees received from the management of resources that are invested in several instruments and management of properties and premises related to real estate projects in progress.

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

NOTE 25. OPERATING INCOME

25.1. Interest and valuation on financial instruments

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
In millions of COP
Interest on debt instruments using the effective interest method	588,792	311,488	308,453
Interest and valuation on financial instruments
Debt investments(1)	1,198,296	466,124	533,506
Derivatives	171,381	33,637	(337,796)
Spot transactions	77,433	27,348	20,173
Repos	(84,410)	(56,555)	(1,025)
Total valuation on financial instruments	1,362,700	470,554	214,858
Total Interest and valuation on financial instruments	1,951,492	782,042	523,311

(1) The increase is mainly represented by Bancolombia S.A., due to a higher volume and higher valuation in the portfolio of securities issued by foreign governments (United States Treasury Bonds), which are directly related to the variations in the exchange rate.

25.2.       Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
In millions of COP
Deposits(1)	6,141,680	2,814,505	4,084,192
Debt instruments in issue	1,328,511	1,053,441	1,053,989
Borrowing costs(1)	763,717	293,949	527,825
Lease liabilities(2)	111,349	111,556	118,600
Preferred shares	57,701	57,701	57,701
Borrowings from other financial institutions	11,375	3,870	5,838
Other interest	28,137	16,534	14,863
Total interest expenses	8,442,470	4,351,556	5,863,008

(1) The increase is mainly presented in Bancolombia S.A., due to the increase in volume and the increase in intervention rate issued by Banco de la República closed in 2022, at 12.00% and in 2021, at 3.00%, and which had an impact on the rates of deposits operations.

(2) See Note 7.2 Lessee.

Net interest income is defined as interest on loan portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense amounts to COP 16,929,815, COP 11,304,222 and COP 10,578,422 for the years ended in December 31, 2022, 2021 and 2020, respectively.

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

Services

These are the maintenance services performed on the fleet owned by the customers, these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 4% and 10% depending on the customer.

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

The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers, for further information about composition of Bank’ segments see Note 3 Operating segments:

As of December 31, 2022

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions
Credit and debit card fees and commercial estabilshments	2,248,727	232,637	216,977	79,551	-	-	-	1,868	-	2,779,760
Bancassurance	814,653	57,858	97	-	29	8	32	-	-	872,677
Payment and collections	851,983	13,975	-	-	-	-	-	-	-	865,958
Banking services	481,103	91,938	142,047	78,264	-	-	-	31,277	12,732	837,361
Trust	-	18,975	6,522	803	318,840	-	78,509	53	-	423,702
Placement of securities and investment banking	-	550	1,482	-	-	86,224	15,667	-	-	103,923
Acceptances, Guarantees and Standby Letters of Credit	58,293	18,382	10,081	3,774	-	-	-	828	-	91,358
Brokerage	-	11,888	-	-	-	-	15,960	-	-	27,848
Others	229,804	380	66,971	56,162	-	-	1,198	7,995	5,429	367,939
Total revenue of contracts with customers	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526

As of December 31, 2021

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions
Credit and debit card fees and commercial estabilshments	1,830,128	174,226	168,273	61,831	-	-	-	1,663	-	2,236,121
Bancassurance	636,632	49,730	129	-	40	10	51	-	-	686,592

Payment and collections	723,297	10,064	-	-	-	-	-	-	-	733,361
Banking services	414,870	69,379	118,532	56,548	-	-	-	22,902	-	682,231
Trust	-	17,420	6,567	704	347,838	-	90,548	46	-	463,123
Placement of securities and investment banking	-	1,998	1,353	-	-	79,521	11,481	-	-	94,353
Acceptances, Guarantees and Standby Letters of Credit	43,863	16,125	6,928	3,716	-	-	-	1,917	-	72,549
Brokerage	-	12,661	-	-	-	-	14,193	-	-	26,854
Others	192,682	-	57,942	37,109	-	-	1,009	6,781	3,097	298,620
Total revenue of contracts with customers	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804

As of December 31, 2020

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions
Credit and debit card fees and commercial estabilshments	1,484,085	147,448	126,857	85,643	-	-	-	1,834	-	1,845,867
Bancassurance	685,783	42,697	139	-	8	3	12	-	-	728,642
Payment and collections	595,222	-	-	-	-	-	-	-	-	595,222
Banking services	329,281	77,727	105,821	49,782	-	-	-	20,234	-	582,845
Trust	844	18,089	1,868	788	349,127	-	81,373	46	2,115	454,250
Placement of securities and investment banking	-	789	1,723	-	-	37,354	12,170	-	-	52,036
Acceptances, Guarantees and Standby Letters of Credit	38,864	13,976	5,112	2,713	-	-	-	1,109	-	61,774
Brokerage	-	10,047	-	9	-	-	18,308	-	-	28,364
Others	157,303	-	48,272	37,333	15	90	765	5,673	(38)	249,413
Total revenue of contracts with customers	3,291,382	310,773	289,792	176,268	349,150	37,447	112,628	28,896	2,077	4,598,413

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

Contract assets with customers

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

Contract liabilities with customers

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

The contract liabilities increased COP 1,831 in 2022. The changes in contract liabilities are due to performance circumscribed in the contract.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2022, 2021 and 2020:

	2022	2021	2020
	In millions of COP
Accounts receivable from contracts with customers(1)	192,029	182,672	177,991
Liabilities from contracts with customers(2)(3)	56,856	55,025	64,071

(1) Allowances for receivables from customers are COP 15,330, COP 16,537 and COP 36,061 for the year 2022, 2021 and 2020, respectively.

(2) Contract liabilities are mainly related to commissions received from customers when the Bank issues financial guarantees. They are recognized as income during the term of the contract, according to the form and frequency of payment of the commissions. The weighted-average expected period for income recognition as of December 31, 2022 was 1.6 years and as of December 31, 2021, 1.3 years.

(3) See Note 20 Other liabilities.

Fees and Commissions Expenses

Fees and Commissions Expenses	2022	2021	2020
	In millions of COP
Banking services	1,242,590	798,729	587,531
Sales, collections and other services(1)	708,803	619,715	558,038
Correspondent banking	406,567	307,308	213,850
Payments and collections	34,720	26,897	20,034
Others	197,486	108,034	182,132
Total expenses for commissions	2,590,166	1,860,683	1,561,585

(1) Increase in 2022 due to greater demand for attention through the telephone channel (contact center services).

25.4.        Other operating income

The following table sets forth the detail of other operating income net for the years ended December 31, 2022, 2021 and 2020:

Other operating income	2022	2021	2020
	In millions of COP
Leases and related services(1)	1,362,677	936,574	711,575
Investment property valuation(2)	236,617	67,762	(3,501)
Gains on sale of assets(3)	171,482	227,445	65,932
Logistics services	165,738	140,451	143,145
Insurance(4)	92,294	54,833	59,514
Other reversals	64,467	56,381	70,352
Penalties for failure to contracts	6,833	15,680	8,207
Hedging	(3,012)	(6,133)	(3,746)
Net foreign exchange and Derivatives Foreign exchange contracts(5)	(373,045)	296,534	599,396
Others	329,384	232,614	193,698
Total Other operating income	2,053,435	2,022,141	1,844,572

(1) Corresponds to operating leases for COP 649,693, COP 412,286 and COP 311,291, other related leasing services for COP 541,436, COP 375,275 and COP 266,158 (see Note 7.1 lessor), property leases for COP 157,511, COP 139,021 and COP 125,494 (see Note 11. Investment properties) and other assets leases for COP 14,037, COP 9,992, COP 8,632 for the years ended December 31, 2022, 2021 and 2020 respectively.

(2) Increase in investment properties and variation in fair value due to improved market conditions at the reporting date. See Note 11. Investment properties.

(3) In 2022, corresponds mainly to lower gains on assets held for sale, mostly vehicles and assets returned from leasing contracts.

(4) Corresponds to income from insurance operations of Seguros Agromercantil S.A., which operates in Guatemala.

(5) Corresponds to the management of assets and liabilities in foreign currencies and the volatility of the U.S. dollar.

25.5. Dividends and net income on equity investments

The following table sets forth the detail of dividends received, and share of profits of equity method investees for the years ended December 31, 2022, 2021 and 2020:

Dividends and net income on equity investments	2022	2021	2020
	In millions of COP
Equity method(1)	219,105	199,652	136,596
Dividends(2)	59,072	108,079	14,217
Equity investments(3)	(672)	7,253	(27,795)
Impairment of investments in associates and joint ventures(4)	(9,633)	(1,733)	(4,399)
(Losses) Gains on sale of investments in associates(5)	(34,451)	9,896	-
Others(6)	2,433	5,197	4,706
Total dividends received, and share of profits of equity method investees	235,854	328,344	123,325
(1)	Corresponds to income from equity method of investments in associates as of December 31, 2022, 2021 and 2020 for COP 265,885, COP 179,033 and COP 123,676 (includes valuation of investments in associates at fair value), respectively, and joint ventures for COP (46,780) COP 20,619 and COP 13,019, respectively. For further information, see Note 8 investments in associates and joint ventures.
(2)	Includes dividends received from equity investments at fair value through profit or loss as of December 31, 2022, 2021 and 2020 in the amounts of COP 6,209, COP 40,188 and COP 115, respectively and of investments derecognised for COP 116, COP 251 and COP 490, respectively. For 2022, the decrease is the result of the dividends on the preferred share of Tuya S.A. and the increase in 2021 is explained by the dividends on the preferred share of Tuya S.A. and the Bolsa de Valores de Colombia. Dividends from equity investments at fair value through OCI amounted to COP 16,842, COP 12,665 and COP 13,567, respectively. Additionally, these amounts include dividends on investments in associates at fair value. See Note 8 investments in associates and joint ventures.
(3)	During 2020, the losses in the investment portfolios of the Bank are due to the negative macroeconomic impacts resulting from the global COVID-19 pandemic.
(4)	For 2022, corresponds to the recognized impairment losses of the investments in associates and joint ventures Reintegra S.A.S. by COP 7,688, Fondo de Capital Privado Ruta del Sol compartimiento A COP 6,514 and Viliv S.A.S (In liquidation) by COP 463, it was recognized in all others segments, offset for recovery of impairment losses in the associate Internacional Ejecutiva de Aviación S.A.S. by COP 5,032 in the Investment banking segment. For 2021 and 2020, corresponds the associate Internacional Ejecutiva de Aviación S.A.S. For further information, see Note 8 Investments in associates and joint ventures.
(5)	On December 5, 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., to comply with the authorized investment regime, and a loss of COP (41,434) was recognized. See Note 8 Investments in associates and joint ventures. Additionally, as a result of the sale in 2019 of the investments in the associates Avefarma S.A.S, Glassfarma Tech S.A.S. and Panamerican Pharmaceutical Holding Inc., COP 6,983 was received as contingent payment; and by 2021, COP 9,896 had been received.
(6)	For 2022, corresponds to gains recognized in acquisition of PA FAI Calle 77 from a bargain purchase. In 2021, corresponds to gains recognized by the Bank as the difference between book value and fair value of Wompi S.A.S. (before Vlipco S.A.S.) previous to its acquisition date, the transaction was completed in November 2021. For further information, see Note 9.3 Business combination. In 2020, corresponds to the valuation of the financial liability that the Bank had with BAM Financial Corporation (BFC), due to its obligation to pay cash in the future to purchase the non-controlling shares of Grupo Agromercantil Holding pursuant to an outstanding put option expiring in 2024. In February 2020, BFC notified its decision to exercise the contractual put option for the sale of the GAH common stock held, and in September, 2020, the Bank purchased 40% of the common stock of GAH from BFC, after obtaining the necessary regulatory approvals.

NOTE 26. OPERATING EXPENSES

26.1.       Salaries and employee benefit

The detail for salaries and employee benefits for the years ended December 31, 2022, 2021 and 2020 is as follows:

Salaries and employee benefit	2022	2021	2020
In millions of COP
Salaries	1,897,710	1,648,872	1,568,432
Bonuses(1)	823,517	714,353	112,843
Social security contributions	447,017	355,166	334,831
Private premium	423,261	384,056	402,154
Indemnization payment	189,643	137,453	100,228
Other benefits	636,508	542,696	526,242
Total Salaries and employee benefit	4,417,656	3,782,596	3,044,730
(1)	The decrease in 2020 corresponds to the suspension of bonuses related to the variable compensation of Grupo Bancolombia employees during this year.

26.2.       Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2022, 2021 and 2020 is as follows:

Other administrative and general expenses	2022	2021	2020
	In millions of COP
Fees	864,520	758,986	539,473
Maintenance and repairs	757,861	592,493	580,752
Insurance	640,753	495,146	518,553
Data processing	362,621	363,105	307,609
Frauds and claims	258,834	182,916	144,689
Transport	232,471	198,828	178,841
Advertising	185,122	153,066	128,011
Public services	119,949	149,029	110,998
Cleaning and security services	117,966	111,717	106,112
Contributions and affiliations	116,118	101,727	95,638
Communications	72,501	71,861	75,847
Properties improvements and installation	70,845	64,554	46,489
Disputes, fines and sanctions	63,519	13,106	20,988
Useful and stationery	55,045	53,476	50,575
Real estate management	30,216	28,962	26,968
Travel expenses	25,600	10,713	14,431
Publications and subscriptions	20,644	17,775	13,857
Storage services	15,013	14,666	15,062
Legal expenses	10,573	6,834	4,549
Others	539,729	351,546	367,417
Total other administrative and general expenses(1)	4,559,900	3,740,506	3,346,859
Taxes other than income tax(2)	929,512	719,593	765,766
(1)	As of December 31, 2021 and 2020, the Consolidated Statement of Income disclosed the line "Other expenses" for COP 218,586 and COP 206,070. Considering the nature of the operations contained in this caption, the Bank decided to reclassify this item in the Consolidated Statement of Income as of December 31, 2022, 2021 and 2020 in the line "Other administrative and general expenses". For comparative purposes, figures disclosed in 2021 and 2020 in the line "Other administrative and general expenses" for COP 3,521,920 and COP 3,140,789 were modified to COP 3,740,506 and COP 3,346,859, respectively.
(2)	See Note 12 Income tax.

26.3.       Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2022, 2021 and 2020 is as follows:

Impairment, depreciation and amortization	2022	2021	2020
	In millions of COP
Depreciation of premises and equipment(1)	560,596	466,179	360,703
Depreciation of right-of-use assets(2)	212,861	190,819	211,910
Amortization of intangible assets(3)	175,991	198,169	163,754
Impairment of other assets, net(4)(5)	31,127	65,391	101,423
Total impairment, depreciation and amortization	980,575	920,558	837,790
(1)	See Note 10 Premises and equipment, net.
(2)	See Note 7.2 Lessee.
(3)	See Note 9 Goodwill and intangibles assets, net.
(4)	Includes value for impairment of property and equipment for COP 3,536.
(5)	The detail of the impairment of other assets net by operating segments for the years ended December 31, 2022, 2021 and 2020 is presented in the table below:

Impairment (recovery) of other assets, net	2022	2021	2020
	In millions of COP
Banking Colombia(1)	24,187	38,632	47,420
Banking Panamá	12,599	17,962	13,211
Banking Guatemala	12,101	7,554	42,006
All other segments	1,803	848	1,339
International Banking	314	-	182
Banking El Salvador(2)	(19,877)	395	(2,735)
Total	31,127	65,391	101,423
(1)	Corresponds to impairment of foreclosed assets.
(2)	Corresponds mainly to the Net realizable value (NRV) and higher sales generated in 2022 compared to 2021.

During 2022, 2021 and 2020, no significant cybersecurity breaches materialized, according to the data security policies established by Management.

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank had no dilutive potential common shares as of December 31, 2022, 2021 and 2020.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2022, 2021 and 2020 (in millions of pesos, except per share data):

	2022	2021	2020
Income from continuing operations before attribution of non-controlling interests	6,996,365	4,207,787	315,359
Less: Non-controlling interests from continuing operations	212,875	120,992	39,365
Net income from continuing operations	6,783,490	4,086,795	275,994
Less: Preferred dividends declared	1,352,921	59,851	682,876
Less: Allocation of undistributed earnings to preferred stockholders	1,805,191	1,830,636	(583,718)
Net income allocated to common shareholders for basic and diluted EPS	3,625,378	2,196,308	176,836
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and Diluted earnings per share to common shareholders	7,113	4,309	347
Basic and Diluted earnings per share from continuing operations	7,113	4,309	347

NOTE 28. RELATED PARTY TRANSACTIONS

IAS 24 Related Party Disclosures requires that an entity discloses:

(a)	Transactions with its related parties; and
(b)	Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.

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

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

●	Stockholders with ownership interest equal or higher than 20% of the Bank’s capital:
-	Grupo de Inversiones Suramericana S.A.
-	Fondo Bancolombia ADR Program.
●	Members of Board of Directors and Senior Management, understood as the President and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more of the Bank's capital.
●	Associates and joint ventures for which Bancolombia S.A. or any of the subsidiaries of the Group provide commercial banking services and deposits. For these purposes, all companies in which Grupo Bancolombia has joint control or significant influence have been included. For more information see note 8. Investments in associates and joint control.

Bancolombia S.A. or some of the subsidiaries of the Grupo Bancolombia provide banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material. In the case of treasury operations, Bancolombia operates between its own position and its related parties through transactional channels or systems established for this purpose and under the conditions established by current regulations.

Between the Parent Company and its related parties, during the periods ending at December 31, 2022, 2021 and 2020, there were no:

-	Loans that for its contractual terms do not represent a lending transaction.

-	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
-	Operations whose characteristics differ from those carried out with third parties
-	Guarantees, pledges or commitments given or received in respect of the aforementioned transactions.

As of December 31, 2022

	Stockholders with an
	interest equal or		Directors and		Associates and
	higher than 20% of		senior		joint ventures
	the Bank's capital(1)		management
In millions of COP
Assets
Financial assets investments	5,711		-		51,991
Derivative financial instruments	191		5		8
Loans and advances to customers	947,150		28,935		342,896
Allowance for loans, advances and lease losses	(9,746)		(49)		(3,470)
Investment in associates and joint ventures	-		-		2,915,633
Other assets	54,842		41		209,350
Total assets	998,148		28,932		3,516,408

Liabilities
Deposits by customers	1,364,663		14,433		161,708
Derivative financial instruments	23		-		27,571
Other liabilities	163,385		56		54,017
Total liabilities	1,528,071		14,489		243,296

Income
Interest on loans and financial leases	74,896		1,249		21,715
Valuation on financial instruments	-		-		994
Fees and commissions income	929,721		100		20,574
Dividends and net income on equity investments	30		-		224,602
Net foreign exchange and Derivatives Foreign exchange contracts	(10,158)		984		(30,484)
Other operating income	50,816		28		99,855
Net income	1,045,305		2,361		337,256

Expenses
Interest expenses	112,403		301		8,483
Credit impairment charges, net	10,171		50		(550)
Fees and commissions expenses	19		-		180,951
Employee benefits	76,455	(2)	117	(3)	-
Other administrative and general expenses	161,367		2,056		30,792
Total expenses	360,415		2,524		219,676
(1)	Includes Grupo Sura conglomerate.
(2)	Includes the benefit provided to employees for insurance policies.
(3)	Corresponds to the benefit of special credit rates for employees.

As of December 31, 2021

	Stockholders with an
	interest equal or		Directors and		Associates and
	higher than 20% of		senior		joint ventures
	the Bank’s capital(1)		management
In millions of COP
Assets
Financial assets investments	2,755		-		9,635
Derivative financial instruments	-		25		-
Loans and advances to customers	937,190		17,821		234,956
Allowance for loans, advances and lease losses	(3,028)		(84)		(5,360)
Investment in associates and joint ventures	-		-		2,720,559
Other assets	7,644		913		172,636
Total assets	944,561		18,675		3,132,426

Liabilities
Deposits by customers	2,101,846		8,175		194,864
Derivative financial instruments	-		6		8,565
Other liabilities	1,120		368		36,596
Total liabilities	2,102,966		8,549		240,025

Income
Interest on loans and financial leases	29,092		759		11,443
Valuation on financial instruments	-		-		1,560
Fees and commissions income	737,402		98		13,056
Dividends and net income on equity investments	58		-		289,423
Net foreign exchange and Derivatives Foreign exchange contracts	(1,840)		1,112		(9,966)
Other operating income	278		-		55,524
Net income	764,990		1,969		361,040

Expenses
Interest expenses	16,564		93		1,403
Credit impairment charges, net	3,043		92		5,123
Fees and commissions expenses	17		-		130,950
Employee benefits	60,221	(2)	19	(3)	-
Other administrative and general expenses	14,148		1,724		32,071
Total expenses	93,993		1,928		169,547
(1)	Includes Grupo Sura conglomerate.
(2)	Includes the benefit provided to employees for insurance policies.
(3)	Corresponds to the benefit of special credit rates for employees.

As of December 31, 2020

	Stockholders with an
	interest equal or		Directors and		Associates and
	higher than 20% of		senior		joint ventures
	the Bank’s capital(1)		management
In millions of COP
Assets
Financial assets investments	742		-		9,786
Derivative financial instruments	-		108		2,327
Loans and advances to customers	1,080,819		17,270		231,371
Allowance for loans, advances and lease losses	(3,035)		(71)		(153)
Investment in associates and joint ventures	-		-		2,506,315
Other assets	11,549		2,122		59,158
Total assets	1,090,075		19,429		2,808,804

Liabilities
Deposits by customers	2,136,705		8,092		178,401
Derivative financial instruments	544		-		6,420
Other liabilities	6,672		-		20,340
Total liabilities	2,143,921		8,092		205,161

Income
Interest on loans and financial leases	47,928		950		6,793
Valuation on financial instruments	-		-		889
Fees and commissions income	763,839		25		16,690
Dividends and net income on equity investments	78		-		136,596
Net foreign exchange and Derivatives Foreign exchange contracts	2,383		160		6,668
Other operating income	4,735		-		50,022
Net income	818,963		1,135		217,658

Expenses
Interest expenses	43,129		156		9,246
Credit impairment charges, net	3,046		86		588
Fees and commissions expenses	16		-		72,675
Employee benefits	57,740	(2)	2	(3)	-
Other administrative and general expenses	109,654		1,729		23,524
Total expenses	213,585		1,973		106,033
(1)	Includes Grupo Sura conglomerate.
(2)	Includes the benefit provided to employees for insurance policies.
(3)	Corresponds to the benefit of special credit rates for employees.

During the years ending December 31, 2022, 2021 and 2020, the Bank paid fees to the directors of  COP 1,937, COP 1,655 and COP 1,675, respectively, as compensation for attending meetings of the Board and its Committees.

The payments to senior management in the same periods were COP 15,776, COP 10,487 and COP 14,786 for short-term retributions and COP 552, COP 604 and COP 50 for long-term retributions. In 2022, there was a consolidation of the contributions of the Senior Management Pension Plan for COP 36,962 (See Note 19.3 Retirement Pension Premium Plan and Senior Management Pension Plan Premium), and there were payments for post-employment benefits of COP 642 in 2022, COP 3,207 in 2021 and 9,592 in 2020.

The Parent Company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation, described in the significant accounting policies, see Note 2.C.1 Subsidiaries, meet the definition of related party transactions and were eliminated from the consolidated financial statements.

NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2022 and 2021:

			Non-cash changes
	Balance as of		Foreign
	January 1, 2022	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2022
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	763,325	(579,488)	5,215	-	-	189,052
Borrowings from other financial institutions(1)	8,551,558	7,963,253	2,404,567	763,717	9,543	19,692,638
Debt instruments in issue(1)	21,093,864	(5,767,989)	2,921,602	1,328,511	-	19,575,988
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	30,992,951	1,558,075	5,331,384	2,149,929	9,543	40,041,882
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 536,024 and COP 1,206,895, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

			Non-cash changes
	Balance as of		Foreign
	January 1, 2021	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2021
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	2,216,163	(1,457,203)	4,365	-	-	763,325
Borrowings from other financial institutions(1)	11,202,126	(4,558,397)	1,624,466	293,949	(10,586)	8,551,558
Debt instruments in issue(1)	19,126,593	(1,425,634)	2,339,464	1,053,441	-	21,093,864
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	33,129,086	(7,498,935)	3,968,295	1,405,091	(10,586)	30,992,951
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 293,817 and COP 941,459, respectively, which are classified as cash flows from operating activities in the consolidated statement of cash flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the consolidated statement of cash flow, which includes the divideds paid during the year to both preferred and common shares holders.

NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	11,052,250	11,052,250	15,036,467	15,036,467
Debt instruments at fair value through OCI	7,977,675	7,977,675	7,245,451	7,245,451
Debt instruments at amortized cost	8,336,360	8,246,876	6,527,230	6,502,271
Derivative financial instruments	4,961,237	4,961,237	2,454,005	2,454,005
Equity securities at fair value	573,855	573,855	480,153	480,153
Loans and advances to customers at amortized cost, net	254,444,099	251,336,077	204,459,001	213,262,329
Investment property	3,994,058	3,994,058	3,132,220	3,132,220
Investments in associates(1)	1,532,156	1,532,156	1,358,368	1,358,368
Total	292,871,690	289,674,184	240,692,895	249,471,264
Liabilities
Deposits by customers	250,992,323	249,503,805	210,390,848	211,619,686
Interbank deposits	902,132	902,132	886,405	886,405
Repurchase agreements and other similar secured borrowing	189,052	189,052	763,325	763,325
Derivative financial instruments	4,737,454	4,737,454	1,961,109	1,961,109
Borrowings from other financial institutions	19,692,638	19,692,638	8,551,558	8,551,558
Preferred shares	584,204	350,978	584,204	604,025
Debt instruments in issue	19,575,988	18,776,819	21,093,864	21,696,836
Total	296,673,791	294,152,878	244,231,313	246,082,944
(1)	It corresponds to investments in associates P.A Viva Malls and Distrito Vera. See Note 8 Investments in associates and joint ventures.

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

c. Derivative financial instruments

The Bank holds positions in standardized derivatives, such as futures over local stocks, and over the representative exchange rate. These instruments are evaluated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

Additionally, the Bank holds positions in Over The Counter (OTC) derivatives, which in the absence of prices, are valued using the inputs and methodologies provided by the pricing services provider.

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

The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (Credit Default Swaps, “CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the asset swap curve calculated for subordinated bonds issued by the Bank in foreign currency. For derivatives transacted with local financial institutions, the Bank calculates the credit risk adjustment by incorporating credit risk data provided by rating agencies and released in the Colombian financial market.

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

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the Fair-Value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021:

Financial Assets
	December 31, 2022				December 31, 2021
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	3,960,211	300,019	-	4,260,230	8,377,741	600,743	-	8,978,484
Securities issued or secured by government entities	13,075	65,960	-	79,035	-	67,395	-	67,395
Securities issued by other financial institutions	90,928	451,285	81,389	623,602	197,315	378,787	113,058	689,160
Securities issued by foreign governments	3,136,636	2,831,220	-	5,967,856	3,083,180	2,097,595	-	5,180,775
Corporate bonds	17,299	104,228	-	121,527	28,483	92,170	-	120,653
Total debt instruments at fair value through profit or loss	7,218,149	3,752,712	81,389	11,052,250	11,686,719	3,236,690	113,058	15,036,467
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	2,590,622	-	2,590,622	-	2,515,927	-	2,515,927
Securities issued by other financial institutions	465,025	104,332	-	569,357	188,638	122,020	-	310,658
Securities issued by foreign governments	4,045,118	649,251	-	4,694,369	2,672,889	1,621,060	-	4,293,949
Corporate bonds	-	123,327	-	123,327	87,021	37,896	-	124,917
Total debt instruments at fair value through OCI	4,510,143	3,467,532	-	7,977,675	2,948,548	4,296,903	-	7,245,451
Total debt instruments	11,728,292	7,220,244	81,389	19,029,925	14,635,267	7,533,593	113,058	22,281,918
Equity securities
Equity securities	30,884	51,531	491,440	573,855	35,833	109,314	335,006	480,153
Total equity securities	30,884	51,531	491,440	573,855	35,833	109,314	335,006	480,153
Derivative financial instruments
Forwards
Foreign exchange contracts	-	982,212	591,740	1,573,952	-	251,299	478,068	729,367
Equity contracts	-	5,414	105	5,519	-	6,483	313	6,796
Total forwards	-	987,626	591,845	1,579,471	-	257,782	478,381	736,163
Swaps
Foreign exchange contracts	-	1,940,303	454,529	2,394,832	-	1,007,173	415,182	1,422,355
Interest rate contracts	266,708	569,749	29,170	865,627	89,069	111,696	46,393	247,158
Total swaps	266,708	2,510,052	483,699	3,260,459	89,069	1,118,869	461,575	1,669,513
Options
Foreign exchange contracts	-	4,240	117,067	121,307	368	3,578	44,383	48,329
Total options	-	4,240	117,067	121,307	368	3,578	44,383	48,329
Total derivative financial instruments	266,708	3,501,918	1,192,611	4,961,237	89,437	1,380,229	984,339	2,454,005
Investment properties
Lands	-	-	184,952	184,952	-	-	182,500	182,500
Buildings	-	-	3,809,106	3,809,106	-	-	2,949,720	2,949,720
Total investment properties	-	-	3,994,058	3,994,058	-	-	3,132,220	3,132,220
Investment in associates at fair valure
Investment in associates at fair valure	-	-	1,532,156	1,532,156	-	-	1,358,368	1,358,368
Total investment in associates at fair value	-	-	1,532,156	1,532,156	-	-	1,358,368	1,358,368
Total	12,025,884	10,773,693	7,291,654	30,091,231	14,760,537	9,023,136	5,922,991	29,706,664

Financial liabilities
	December 31, 2022				December 31, 2021
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	1,523,795	187,849	1,711,644	-	535,535	70,002	605,537
Equity contracts	-	7,203	-	7,203	-	25,068	-	25,068
Total forwards	-	1,530,998	187,849	1,718,847	-	560,603	70,002	630,605
Swaps
Foreign exchange contracts	-	1,757,219	160,178	1,917,397	-	798,396	162,442	960,838
Interest rate contracts	227,847	728,793	51,662	1,008,302	76,925	227,220	4,312	308,457
Total swaps	227,847	2,486,012	211,840	2,925,699	76,925	1,025,616	166,754	1,269,295
Options
Foreign exchange contracts	-	92,908	-	92,908	-	61,209	-	61,209
Total options	-	92,908	-	92,908	-	61,209	-	61,209
Total derivative financial instruments	227,847	4,109,918	399,689	4,737,454	76,925	1,647,428	236,756	1,961,109
Total	227,847	4,109,918	399,689	4,737,454	76,925	1,647,428	236,756	1,961,109

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the statement of financial position, but for which the fair value is disclosed at December 31, 2022 and 2021:

Assets
	December 31, 2022				December 31, 2021
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Debt instruments
Securities issued by the Colombian Government	197,749	-	-	197,749	147,502	-	-	147,502
Securities issued or secured by government entities	-	3,041,314	-	3,041,314	-	50,598	2,647,497	2,698,095
Securities issued by other financial institutions	272,157	307,960	-	580,117	294,421	294,717	3,106	592,244
Securities issued by foreign governments	248,735	517,661	-	766,396	318,035	182,987	-	501,022
Corporate bonds	1,183,046	37,977	2,440,277	3,661,300	1,039,185	15,034	1,509,189	2,563,408
Total – Debt instruments	1,901,687	3,904,912	2,440,277	8,246,876	1,799,143	543,336	4,159,792	6,502,271
Loans and advances to customers, net	-	-	251,336,077	251,336,077	-	-	213,262,329	213,262,329
Total	1,901,687	3,904,912	253,776,354	259,582,953	1,799,143	543,336	217,422,121	219,764,600

Liabilities
	December 31, 2022				December 31, 2021
Type of instruments	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Deposits by customers	-	40,990,191	208,513,614	249,503,805	-	24,126,509	187,493,177	211,619,686
Interbank deposits	-	-	902,132	902,132	-	-	886,405	886,405
Repurchase agreements and other similar secured borrowing	-	-	189,052	189,052	-	-	763,325	763,325
Borrowings from other financial institutions	-	-	19,692,638	19,692,638	-	-	8,551,558	8,551,558
Debt instruments in issue(1)	7,714,800	8,898,934	2,163,085	18,776,819	11,673,618	7,948,718	2,074,500	21,696,836
Preferred shares	-	-	350,978	350,978	-	-	604,025	604,025
Total	7,714,800	49,889,125	231,811,499	289,415,424	11,673,618	32,075,227	200,372,990	244,121,835

(1)As of December 2022, decreases in level 1 correspond to maturities mainly in Bancolombia. For further information see Note 18 Debt instruments in issue.

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

	December 31, 2022				December 31, 2021
	Fair-value hierarchy			Total fair	Fair-value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Machinery and equipment	-	-	9,918	9,918	-	-	4,340	4,340
Real estate for residential purposes	-	-	63,283	63,283	-	-	101,214	101,214
Real estate different from residential properties	-	-	22,216	22,216	-	-	28,143	28,143
Total	-	-	95,417	95,417	-	-	133,697	133,697

Changes in Level 3 Fair-Value category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs during 2022 and 2021:

As of December 31, 2022

	Balance,	Included								Transfers	Transfers	Balance,
	January 1,	in	OCI		Purchases	Settlement	Reclassifications		Prepaids	in to	out of	December 31,
	2022	earnings								level3	level3	2022
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	113,058	11,700	-		3,789	(20,031)	-		(19,181)	10,863	(18,809)	81,389
Total	113,058	11,700	-		3,789	(20,031)	-		(19,181)	10,863	(18,809)	81,389
Derivative financial instruments
Foreign exchange contracts	937,633	270,494	-		607,659	(647,914)	(777)		-	547	(4,306)	1,163,336
Interest rate contracts	46,393	19,887	-		9,323	(8,986)	(3,181)		-	49	(34,315)	29,170
Equity contracts	313	-	-		105	(313)	-		-	-	-	105
Total	984,339	290,381	-		617,087	(657,213)	(3,958)	(1)	-	596	(38,621)	1,192,611
Equity securities
Equity securities	335,006	(285)	89,072	(2)	44,949	(18,848)	-		-	41,856	(310)	491,440
Total	335,006	(285)	89,072		44,949	(18,848)	-		-	41,856	(310)	491,440
Investment in associates
PA Viva Malls	1,355,688	189,132	-		-	(14,361)	-		-	-	-	1,530,459
PA Distrito Vera	2,680	(983)	-		-		-		-	-	-	1,697
Total	1,358,368	188,149	-		-	(14,361)	-		-	-	-	1,532,156
Total Assets	2,790,771	489,945	89,072		665,825	(710,453)	(3,958)		(19,181)	53,315	(57,740)	3,297,596
Liabilities
Derivative financial instruments
Foreign exchange contracts	232,444	88,743	-		188,860	(157,374)	(777)		-	-	(3,869)	348,027
Interest rate contracts	4,312	24,825	-		26,323	(332)	(3,181)		-	396	(681)	51,662
Total	236,756	113,568	-		215,183	(157,706)	(3,958)	(1)	-	396	(4,550)	399,689
Total liabilities	236,756	113,568	-		215,183	(157,706)	(3,958)		-	396	(4,550)	399,689
(1)	From derivative assets to derivative liabilities classified in level 3 and vice versa.
(2)	Mainly in Banistmo S.A. of the TELERED instrument, which also includes conversion adjustments.

As of December 31, 2021

	Balance,	Included							Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications		Prepaids	in to	out of	December 31,
	2021	earnings							level3	level3	2021
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	122,285	(106)	-	5,034	(14,623)	-		(32,211)	32,679	-	113,058
Corporate bonds	10,792	-	-	-	(7,127)	-		-	-	(3,665)	-
Total	133,077	(106)	-	5,034	(21,750)	-		(32,211)	32,679	(3,665)	113,058
Derivative financial instruments
Foreign exchange contracts	580,206	105,528	-	532,190	(456,806)	(19,593)		-	235,709	(39,601)	937,633
Interest rate contracts	136,173	(37,024)	-	6,635	(26,569)	(7,308)		-	13,812	(39,326)	46,393
Equity contracts	-	-	-	313	-	-		-	-	-	313
Total	716,379	68,504	-	539,138	(483,375)	(26,901)	(1)	-	249,521	(78,927)	984,339
Equity securities
Equity securities	445,356	(474)	36,656	2,664	(124,343)	-		-	2	(24,855)	335,006
Total	445,356	(474)	36,656	2,664	(124,343)	-		-	2	(24,855)	335,006
Investment in associates
PA Viva Malls	1,263,765	105,202	-	-	(13,279)	-		-	-	-	1,355,688
PA Distrito Vera	-	237	-	1,779	(2,529)	3,193		-	-	-	2,680
Total	1,263,765	105,439	-	1,779	(15,808)	3,193		-	-	-	1,358,368
Total Assets	2,558,577	173,363	36,656	548,615	(645,276)	(23,708)		(32,211)	282,202	(107,447)	2,790,771
Liabilities
Derivative financial instruments
Foreign exchange contracts	91,759	(2,351)	-	71,358	(52,311)	(19,593)		-	160,156	(16,574)	232,444
Interest rate contracts	2,439	7,694	-	648	(28)	(7,308)	(1)	-	3,278	(2,411)	4,312
Total	94,198	5,343	-	72,006	(52,339)	(26,901)	(1)	-	163,434	(18,985)	236,756
Total liabilities	94,198	5,343	-	72,006	(52,339)	(26,901)		-	163,434	(18,985)	236,756
(1)	From derivative assets to derivative liabilities classified in level 3 and vice versa.

Level 3 fair value rollforward

The following were the significant Level 3 transfers for the period December 31, 2021 to 2022:

Transfer of COP 86,087 in 2021, from Level 2 to Level 3 of the derivative foreign exchange contracts and Interest rate contracts, was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty.

As of December 31, 2022 and 2021 unrealized gains and losses on debt instruments were COP 11,700 and COP (106); Equity Securities COP (1,988) and COP (474), respectively.

As of December 31, 2022, the transfer in equity securities for COP 41,856, corresponds to Bolsa de Valores de Colombia. For 2021, transfer of COP 24,855 in 2021, out Level 3 in Equity securities is caused by Banistmo S.A. with Fondo Renta Fija Valor.

Transfers between Level 1 and Level 2 of the Fair Value hierarchy

The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between Level 1 and Level 2 as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
	Transfers level 1	Transfers level	Transfers level	Transfers level
	to level 2	2 to level 1	1 to level 2	2 to level 1
Debt instruments at fair value though profit or loss
Securities issued or secured by foreign government	-	15,885	-	-
Securities issued or secured by government entities	-	14,459	-	-
Corporate bonds	5,282	-	-	-
Securities issued by the Colombian Government	-	5,103	-	-
Securities issued or secured by other financial entities	-	-	10,293	-
Total	5,282	35,447	10,293	-
Debt instruments at fair value through OCI
Securities issued or secured by foreign government	-	950,235	-	-
Corporate bonds	90,010	-	-	-
Total	90,010	950,235	-	-
Equity securities
Equity securities	-	15,858	80,990	-
Total	-	15,858	80,990	-

During the years ended December 31, 2022 and 2021, the Bank transferred securities from Level 1 to Level 2 primarily, because such securities had lower liquidity and lower trading in an active market.

As of December 31, 2022, the transfer of COP 950,235 from level 2 to 1, corresponds mainly to Banistmo S.A. for the Republic of Panama instrument.

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

As of December 31, 2022

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
Amounts in millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	76,014	Discounted cash flow	Yield	2.06% a 9.89%	4.93%	71,208	75,021
			Prepayment Speed	n/a	n/a	77,349	n/a
Time deposits	5,375	Discounted cash flow	Interest rate	4.10% a 5.20%	5.00%	5,033	5,438
Total debt instruments	81,389
Equity securities
Equity securities	491,440	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	403,996	Discounted cash flow	Credit spread	0% a 59.47%	11.05%	405,806	410,413
Swaps	271,859	Discounted cash flow	Credit spread	0% a 39.33%	7.85%	265,949	278,192
Options	117,067	Discounted cash flow	Credit spread	0.10% a 36.40%	0.64%	116,182	117,636
Total derivative financial instruments	792,922
Investment in associates
P.A Viva Malls	1,530,459	Price-based	Price	n/a	n/a	n/a	n/a
P.A Distrito Vera	1,697	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,532,156

As of December 31, 2021

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	98,383	Discounted cash flow	Yield	0.14% a 5.46%	2.74%	96,097	100,779
			Prepayment Speed	n/a	n/a	95,889	102,148
Other bonds	9,635	Discounted cash flow	Yield	1.16% a 1.16%	1.16%	9,276	10,014
			Liquidity risk	2.55% a 2.55%	2.55%	9,281	10,008
Time deposits	5,040	Discounted cash flow	Interest rate	0.47% a 4.25%	3.84%	4,989	5,053
Total debt instruments	113,058
Equity securities
Equity securities	335,006	Price-based	Price	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	408,379	Discounted cash flow	Credit spread	0% a 32.81%	6.83%	406,899	409,594
Swaps	294,821	Discounted cash flow	Credit spread	0% a 28.85%	3.82%	309,046	285,805
Options	44,383	Discounted cash flow	Credit spread	0.14% a 37.57%	0.63%	44,048	44,575
Total derivative financial instruments	747,583
Investment in associates
P.A Viva Malls	1,355,688	Price-based	Price	n/a	n/a	n/a	n/a
P.A Distrito Vera	2,680	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,358,368

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

Comparable Prices

The weighted average rates used in the capitalization methodology for revenues for 2022 are:

•   Direct capitalization: initial rate 7.86%

•   Discounted cash flow: discount rate: 11.62%, terminal rate: 8.06%.

The same weighted rates at December 31, 2021 were:

•   Direct capitalization: initial rate 7.80%

•   Discounted cash flow: discount rate: 11.16%, terminal rate: 7.98%.

The ratio between monthly gross income and real estate value (rental rate) considering the differences in placements and individual factors between properties and in a weighted way is 0.61% for 2022 and 2021.

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

NOTE 31. SUBSEQUENT EVENTS

Approval of Consolidated Financial Statements

The consolidated financial statements were approved by the Board of Directors on April 3, 2023.

Acquisition PA Nomad Central.

On february 1, 2023 Bancolombia acquired 98% stake and obtained the control of Patrimonio Autónomo Nomad Central through the assignment of trust rights for which the entity was classified as a subsidiary as of that date. The value of the acquisition was stipulated at COP 47,000.

DD&C, Carlos Pérez Leal and Others

In respect of the matter described under the subheading “DD&C, Carlos Pérez Leal and Others” in Note 21 “Provisions and Contingent Liabilities” to the Consolidated Financial Statements, Banistmo appeared for the first time at a hearing in February 2023, at which it raised a number of arguments challenging the legality of the plaintiffs’ claims.  The Tribunal scheduled a subsequent hearing on the merits to be held in April 2023, at which Banistmo intends to assert that the allegations are meritless and that its conduct complied with the transfer instructions ordered by its then client and with all relevant contractual and regulatory requirements. Following these recent developments and further analysis, the Company considers a contingency related to these claims as possible. However, the Company does not consider it reasonably likely that any contingency will exceed the amount of any actual economic losses of the plaintiffs regarding the circumstances alleged in the complaint, which amount is not likely to have a material effect on the Company.

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

To strengthen comprehensive risk management, the Bank has a three lines of defense model, with a cohesive and coordinated approach, in which its independence is guaranteed. Within the Corporate Governance Framework, the roles of the responsible areas in each line are defined, according to the level of responsibility in Bancolombia, in order to guarantee effective and efficient coordination among them for risk management (in its different stages) and internal control.

First line: The owner of risks and its management, focused on self-control. Performs the commercial and operational management and the administration of controls; including the implementation of actions that ensure processes compliance for risk management.

Second line: Supports the construction and monitoring of the controls from the first line of defense; performs a transversal management of risks, assisting the areas of Bancolombia in the definition of mitigation actions and in the monitoring of the exposure; in addition, is responsible for consolidating the risk information in order to perform the accountability to the governance structures and senior management as appropriate.

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

December 31, 2022

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	236,770,056	18,656,439	14,497,244	269,923,739
Commercial	126,530,862	8,062,435	8,944,556	143,537,853
Consumer	51,510,943	5,288,921	2,788,857	59,588,721
Mortgage	34,067,734	1,997,270	1,306,369	37,371,373
Small Business Loans	1,093,973	135,528	98,575	1,328,076
Financial Leases	23,566,544	3,172,285	1,358,887	28,097,716
Off-Balance Sheet Exposures	61,505,170	884,038	327,460	62,716,668
Financial Guarantees	11,399,726	202,240	22,948	11,624,914
Loan Commitments	50,105,444	681,798	304,512	51,091,754
Loss Allowance	(3,017,368)	(3,227,440)	(9,516,738)	(15,761,546)
Total	295,257,858	16,313,037	5,307,966	316,878,861

December 31, 2021

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	185,100,233	19,299,753	15,923,497	220,323,483
Commercial	97,000,580	8,335,781	9,575,482	114,911,843
Consumer	41,773,555	3,927,387	2,662,098	48,363,040
Mortgage	25,447,635	3,654,710	1,544,442	30,646,787
Small Business Loans	950,991	183,693	147,501	1,282,185
Financial Leases	19,927,472	3,198,182	1,993,974	25,119,628
Off-Balance Sheet Exposures	45,462,229	716,539	442,878	46,621,646
Financial Guarantees	8,828,685	66,317	141,462	9,036,464
Loan Commitments	36,633,544	650,222	301,416	37,585,182
Loss Allowance	(2,559,243)	(3,383,312)	(10,157,693)	(16,100,248)
Total	228,003,219	16,632,980	6,208,682	250,844,881

Other Financial Instruments

Maximum Exposure to Credit Risk - Other Financial Instruments
	Maximum Exposure		Collateral *		Net Exposure
	2022	2021	2022	2021	2022	2021
Maximum Exposure to Credit Risk
Debt instruments	27,431,181	28,833,828	(741,197)	(1,214,692)	26,689,984	27,619,136
Derivatives **	9,189,488	1,090,121	(138,416)	(87)	9,051,072	1,090,034
Equity	573,855	480,153	-	-	573,855	480,153
Total	37,194,524	30,404,102	(879,613)	(1,214,779)	36,314,911	29,189,323

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

a.     Credit Risk Management - Loans and Advances

The first quarter of 2022 experienced  fewer economic and social restrictions in the different markets in which the Bank operates, when compared to previous quarters. This is the result of lower  infection rates and an increase in  COVID-19 vaccination schemes, as well as  the general performance of  various local economic sectors. The Bank has developed solutions for customers affected by the pandemic, who were largely subject to financial relief during 2021.

In 2022,  there was some uncertainty  in Colombia, related to the presidential elections and  possible changes in laws and government  policies. In El Salvador, this uncertainty was related to  concerns about the stability of public finances and the impact of the macroeconomic and political environment.  Additionally, international developments associated with a possible global recession, international conflicts and supply chain disruptions were exerienced.  Furthermore, the significant  increase of inflation made it  important to constantly monitor our customers and the economies in which we  operate, with the  goal of maintaining proactive credit risk management. This goal is achieved by monitoring and supporting  clients and portfolios, evaluating conditions and  specific requests related to  them, as well as developing  methodologies, tools and models that optimize collection.

The monitoring of the credit portfolio continues to be a key factor in the identification and application of strategies in different credit cycle stages, beyond what happened due to the pandemic.

Risk management during the credit life cycle is developed through the fulfillment of the policies, procedures and methodologies stipulated in the Credit Risk Administration System, in accordance with the strategy approved by the Board of Directors for monitoring and controlling credit risk.

The Credit Risk Administration System also contains general criteria to evaluate, classify, measure and mitigate credit risk. In addition, the credit risk department has developed methodologies and manuals that specify the policies and procedures for different products and segments managed by the Bank.

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

The rating for corporate loans is assigned principally based on the analysis of the interrelation of both qualitative and quantitative elements that can affect the fulfillment of the financial commitments acquired by a borrower. Information from financial statements, profit and loss statements, historical payment behavior both with the Bank and with other entities, and qualitative information on variables that are not explicit in the financial statements are taken into account, as well as client transactional information such as alternative variables. The rating model is applied at the origination of the loan and is updated by a central qualification office to undertake a periodical evaluation of the loan portfolio. In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information such as personal details, financial information, historical behavior, the total number of credit products and external information from credit bureaus.

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

The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate	Companies with annual sales >= COP 100,000 M. Banistmo places borrowers with annual sales >= USD 10 M. Banco Agrícola and BAM place borrowers with annual sales >= USD 25 M.
Business	Companies with annual sales > = COP 13,000 M and < COP 100,000 M. For Banco Agricola borrowers with annual sales >= USD 7 MM y < USD 25 MM and BAM, with annual sales >= USD 5 M and < USD 25 M.
Commercial	For BAM, companies with annual sales >= USD 2 M y < USD 5 M.
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
SME

Annual sales < COP 13,000 M, with a classification between small, medium, large and plus except for Banistmo which places borrowers < USD 10 M in annual sales. For Banco Agrícola, borrowers with annual sales < USD 7 M and BAM, borrowers with annual sales < USD 2 M.

•      Consumer:

Loans and advances, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles and motorcycles. The vehicle financed is used as collateral for the loan.
Credit cards	Revolving credit limits for the acquisition of consumer goods, utilized by means of a plastic card, a virtual card or a token in digital wallets.
Payroll loans	It is a credit line attached to an authorized individual payroll and pension amount.
Other loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans Credit cards are not included in this segment.

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

Analysis of the behavior and impairment of the loan portfolio and financial lease operations

As of December 31, 2022, the Bank’s total loan portfolio, valued in Colombian pesos, registered an increase of 22.5% compared to December 2021, driven by  growth mainly of commercial, consumer and mortgage loans in Bancolombia, Banco Agricola´s corporate businesses and BAM´s consumer loans. Additionally, there was an increase in the USD portfolio due to the Colombian peso devaluation against the U.S. dollar during the analysis period. The 30-day past due loan ratio (consolidated) stood at 3.55% in December 2022 compared to 4.55% in December 2021. This decrease has been driven by the application of strategies throughout the credit cycle, which allowed the implementation of anticipated actions consistent with customer realities, achieving important improvements in the client experience and efficiency in the processes. However, the consumer loan portfolio exerienced a  slight increase in the past-due portfolio resulting from to macroeconomic effects, such as the increase in the IPC (consumer price index) and interest rates.

●	Commercial loans and financial leases amounted to COP 171,635 billion, which represented an increase of 22.6% compared to 2021. The 30-day past due loan ratio was 2.39% compared to 3.77% as of December 2021.
●	Consumer loans amounted to COP 59,588 billion, which represented an increase of 23.2% compared to 2021. The 30-day past due loan ratio was 5.82% compared to 5.63% as of December 2021.
●	Mortgage loans totaled to COP 37,371 billion, which represented an increase of 21.9% compared to 2021. The 30-day past due loan ratio was 4.95% compared to 6.04% as of December 2021.
●	Small Business loans ended at COP 1,328 billion, which represented an increase of 3.6% with respect to 2020. The 30-day past due loan ratio was 11.48% compared to 12.85% as of December 2021.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by the AEC Committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity and sector, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2022 and December 2021 is shown below.

December 2022:

Watch List december 31, 2022
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	10,467,361	1.50%	157,131
Level 2 – Medium Risk	7,408,528	9.36%	693,260
Level 3 – High Risk	2,265,069	52.04%	1,178,800
Level 4 – High Risk	6,442,895	82.16%	5,293,593
Total	26,583,853	27.55%	7,322,784

December 2021:

Watch List december 31, 2021
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	13,487,382	1.79%	241,520
Level 2 – Medium Risk	7,896,250	8.38%	661,419
Level 3 – High Risk	3,678,230	47.87%	1,760,840
Level 4 – High Risk	6,329,634	82.42%	5,217,032
Total	31,391,496	25.10%	7,880,811

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

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2022
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	28,426,583	2,094,966	34,941,415	13	494,198	65,957,175
Goods Given in Real Estate Leasing	-	-	193	17,031,277	-	17,031,470
Goods Given in Leasing Other Than Real Estate	-	39	-	7,975,353	-	7,975,392
Stand by Letters of Credit	604,309	-	-	-	3,375	607,684
Security Deposits	450,157	464,940	-	-	133,112	1,048,209
Guarantee Fund	4,976,395	1,168	-	77,695	132,290	5,187,548
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	6,048,311	54,112	-	-	437	6,102,860
Other Collateral (Pledges)	3,382,334	7,963,563	57,360	-	3,696	11,406,953
Without Guarantee (Uncovered Balance)	99,649,764	49,009,933	2,372,405	3,013,378	560,968	154,606,448
Total loans and financial leases	143,537,853	59,588,721	37,371,373	28,097,716	1,328,076	269,923,739

December 31, 2021
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	25,087,070	1,700,588	28,131,226	132	408,974	55,327,990
Goods Given in Real Estate Leasing	-	-	200	15,868,852	-	15,869,052
Goods Given in Leasing Other Than Real Estate	-	54	-	6,168,941	-	6,168,995
Stand by Letters of Credit	632,108	-	-	-	-	632,108
Security Deposits	427,921	348,964	-	-	104,061	880,946
Guarantee Fund	6,190,851	5,642	-	93,877	300,679	6,591,049
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	5,389,352	38,094	-	-	613	5,428,059
Other Collateral (Pledges)	3,412,129	6,707,149	97,455	-	3,614	10,220,347
Without Guarantee (Uncovered Balance)	73,772,412	39,562,549	2,417,906	2,987,826	464,244	119,204,937
Total loans and financial leases	114,911,843	48,363,040	30,646,787	25,119,628	1,282,185	220,323,483

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

The Financial assets that are classified in Stage 3 and are evaluated under this methodology are shown below:

December 31, 2022
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	653,619	317,950	335,669	1,185,888
Consumer
Mortgage	350,380	82,378	268,002	406,990
Small Business Loans
Financial Leases	669,804	267,200	402,604	1,083,968
Total credit assets	1,673,803	667,528	1,006,275	2,676,846

December 31, 2021
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	725,212	300,688	424,524	2,290,284
Consumer
Mortgage	158,328	39,827	118,501	197,339
Small Business Loans
Financial Leases	812,927	292,016	520,911	1,291,636
Total credit assets	1,696,467	632,531	1,063,936	3,779,259

A portion of the Bank’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with The Bank’s expected credit loss model. The carrying amount of such financial assets is COP 206,871 as at December 31, 2022 and COP 204,268 as at 31 December 2021.

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

During 2022 and 2021, Bancolombia Group recorded non-monetary transactions related to restructured loans and returned assets which were transferred to the balance sheet as assets held for sale that amounted to COP 889,752 and COP 672,586, respectively. Additionally, in 2021, in the liquidation of residual securitization rights for COP 75,664, the Bank received as payment the customer credit portfolio and assets held for sale. These operations were not reflected in the consolidated statement of cash flows.

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

c.     Risk Concentration – Loans and Advances

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:

●      Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories are as follows:

Composition	December 31, 2022	December 31, 2021
In millions of COP
Commercial	143,537,853	114,911,843
Corporate	79,766,203	60,920,083
SME	15,864,828	15,010,566
Others	47,906,822	38,981,194
Consumer	59,588,721	48,363,040
Credit card	11,388,043	8,910,716
Vehicle	5,173,235	4,595,726
Payroll loans	10,838,679	9,307,057
Others	32,188,764	25,549,541
Mortgage	37,371,373	30,646,787
VIS[2]	12,318,512	9,286,304
Non- VIS	25,052,861	21,360,483
Financial Leases	28,097,716	25,119,628
Small Business Loans	1,328,076	1,282,185
Loans and advances to customers and financial institutions	269,923,739	220,323,483
Allowance for loans and advances and lease losses	(15,479,640)	(15,864,482)
Total net loan and financial leases	254,444,099	204,459,001

•      Concentration of loan by maturity

The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases:

December 31, 2022
		Between 1 and 5	Between 5 and 15	Greater Than 15
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	41,624,418	63,696,431	38,127,660	89,344	143,537,853
Corporate	22,737,806	32,474,514	24,547,720	6,163	79,766,203
SME	4,715,405	9,011,823	2,110,855	26,745	15,864,828
Others	14,171,207	22,210,094	11,469,085	56,436	47,906,822
Consumer	1,276,398	36,662,101	20,790,945	859,277	59,588,721
Credit card	341,644	9,658,986	1,387,413	0	11,388,043
Vehicle	56,869	2,453,692	2,662,171	503	5,173,235
Order of payment	53,455	1,955,842	8,274,849	554,533	10,838,679
Others	824,430	22,593,581	8,466,512	304,241	32,188,764
Mortgage	65,252	1,017,950	10,018,853	26,269,318	37,371,373
VIS	16,905	246,203	1,934,490	10,120,914	12,318,512
Non-VIS	48,347	771,747	8,084,363	16,148,404	25,052,861
Financial Leases	2,215,774	8,560,553	13,798,615	3,522,774	28,097,716
Small business loans	199,488	834,176	282,515	11,897	1,328,076
Total gross loans and financial leases	45,381,330	110,771,211	83,018,588	30,752,610	269,923,739

December 31, 2021
		Between 1 and 5	Between 5 and 15	Greater Than 15
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	34,695,533	46,230,960	32,314,993	1,670,357	114,911,843
Corporate	17,124,666	22,523,964	19,979,836	1,291,617	60,920,083
SME	3,946,269	8,296,746	2,425,844	341,707	15,010,566
Others	13,624,598	15,410,250	9,909,313	37,033	38,981,194
Consumer	1,066,641	28,018,402	15,283,421	3,994,576	48,363,040
Credit card	328,066	7,500,460	992,408	89,782	8,910,716
Vehicle	48,381	2,048,490	1,905,002	593,853	4,595,726
Order of payment	54,864	1,407,000	5,005,482	2,839,711	9,307,057
Others	635,330	17,062,452	7,380,529	471,230	25,549,541
Mortgage	70,037	1,027,396	7,950,061	21,599,293	30,646,787
VIS	18,566	231,344	1,691,105	7,345,289	9,286,304
Non-VIS	51,471	796,052	6,258,956	14,254,004	21,360,483
Financial Leases	1,727,484	7,121,356	13,160,512	3,110,276	25,119,628
Small business loans	183,156	644,545	205,482	249,002	1,282,185
Total gross loans and financial leases	37,742,851	83,042,659	68,914,469	30,623,504	220,323,483

2 VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

•      Concentration by past due days

The following table shows the loans and financial leases according to past due days. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2022
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	140,277,356	427,127	140,582	604,363	2,088,425	143,537,853
Consumer	56,121,232	1,578,302	521,407	1,201,421	166,359	59,588,721
Mortgage	35,520,689	578,116	144,580	524,619	603,369	37,371,373
Financial Leases	27,250,876	205,639	53,469	117,808	469,924	28,097,716
Small Business Loans	1,175,668	66,979	15,262	54,439	15,728	1,328,076
Total	260,345,821	2,856,163	875,300	2,502,650	3,343,805	269,923,739

December 31, 2021
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	110,548,513	378,809	170,053	691,471	3,122,997	114,911,843
Consumer	45,641,310	1,192,401	340,202	974,325	214,802	48,363,040
Mortgage	28,795,705	694,085	99,448	250,893	806,656	30,646,787
Financial Leases	24,200,502	136,901	30,788	141,589	609,848	25,119,628
Small Business Loans	1,117,423	50,744	8,999	55,434	49,585	1,282,185
Total	210,303,453	2,452,940	649,490	2,113,712	4,803,888	220,323,483

•      Concentration of loans by economic sector

The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower:

December 31, 2022
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	4,822,190	3,306,216	8,128,406
Petroleum and Mining Products	751,401	144,373	895,774
Food, Beverages and Tobacco	9,725,211	1,213,217	10,938,428
Chemical Production	5,029,722	31,773	5,061,495
Government	6,826,772	4,707	6,831,479
Construction	17,828,783	8,066,352	25,895,135
Commerce and Tourism	24,841,275	13,691,154	38,532,429
Transport and Communications	10,345,263	724,740	11,070,003
Public Services	10,121,410	1,684,858	11,806,268
Consumer Services	59,437,125	39,168,939	98,606,064
Commercial Services	24,688,401	10,195,601	34,884,002
Other Industries and Manufactured Products	9,748,529	7,525,727	17,274,256
Total	184,166,082	85,757,657	269,923,739

December 31, 2021
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	4,651,163	2,336,176	6,987,339
Petroleum and Mining Products	645,145	57,420	702,565
Food, Beverages and Tobacco	7,870,572	295,771	8,166,343
Chemical Production	3,871,876	96,760	3,968,636
Government	6,012,867	96,458	6,109,325
Construction	16,618,406	6,988,228	23,606,634
Commerce and Tourism	20,662,350	6,971,109	27,633,459
Transport and Communications	9,233,456	255,060	9,488,516
Public Services	6,096,804	1,626,642	7,723,446
Consumer Services	50,300,516	30,284,100	80,584,616
Commercial Services	20,328,600	12,226,246	32,554,846
Other Industries and Manufactured Products	7,894,237	4,903,521	12,797,758
Total	154,185,992	66,137,491	220,323,483

•      Credit concentration by country

The following table shows the concentration of the loans and financial leases by country. Loans are presented based on the country in wich they were originated:

December 31, 2022
				Allowance for loans and
Country	Loans and advances	% Participation		advances and lease losses	% Participation
Colombia	178,168,073	66.01%	%	(11,505,443)	74.33%	%
Panama	50,813,521	18.83%	%	(2,223,118)	14.36%	%
El Salvador	18,971,871	7.03%	%	(729,238)	4.71%	%
Guatemala	20,866,364	7.73%	%	(950,068)	6.14%	%
Puerto Rico	1,103,910	0.41%	%	(71,773)	0.46%	%
Other Countries	-	0.00%	%	-	0.00%	%
Total	269,923,739	100.00%	%	(15,479,640)	100.00%	%

December 31, 2021
				Allowance for loans and
Country	Loans and advances	% Participation		advances and lease losses	% Participation
Colombia	150,253,740	68.20%	%	(12,089,509)	76.20%	%
Panama	39,523,944	17.94%	%	(2,213,859)	13.95%	%
El Salvador	14,179,860	6.44%	%	(676,827)	4.27%	%
Guatemala	15,453,481	7.01%	%	(823,258)	5.19%	%
Puerto Rico	903,270	0.41%	%	(60,475)	0.38%	%
Other Countries	9,188	0.00%	%	(554)	0.00%	%
Total	220,323,483	100.00%	%	(15,864,482)	100.00%	%

•      Credit concentration by economic group

As of December 31, 2022 and 2021, concentration of the 20 largest economic groups amounted to COP 33,413 billion and  COP 24,706 billion, respectively. This exposure corresponds to all credit active operations of these groups.

d.     Credit quality – Loans and Advances

The following table shows information about credit quality of the borrower:

December 31 2022
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	126,530,862	8,062,435	8,944,556	143,537,853
Consumer	51,510,943	5,288,921	2,788,857	59,588,721
Mortgage	34,067,734	1,997,270	1,306,369	37,371,373
Small Business Loans	1,093,973	135,528	98,575	1,328,076
Financial Leases	23,566,544	3,172,285	1,358,887	28,097,716
Loans and Advances	236,770,056	18,656,439	14,497,244	269,923,739

December 31 2021
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	97,000,580	8,335,781	9,575,482	114,911,843
Consumer	41,773,555	3,927,387	2,662,098	48,363,040
Mortgage	25,447,635	3,654,710	1,544,442	30,646,787
Small Business Loans	950,991	183,693	147,501	1,282,185
Financial Leases	19,927,472	3,198,182	1,993,974	25,119,628
Loans and Advances	185,100,233	19,299,753	15,923,497	220,323,483

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

Impairment loan portfolio analyzed by individual evaluation at COP 6.5 billion, which represented 2.4% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation:

December 31 2022
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	5,990,389	3,650,680	2,954,167	2,202,638
Consumer	-	-	2,788,857	2,354,412
Mortgage	-	-	1,306,369	561,016
Financial Leases	554,698	276,392	804,189	346,434
Small Business Loan	-	-	98,575	67,447
Total	6,545,087	3,927,072	7,952,157	5,531,947

December 31 2021
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	6,701,278	3,730,093	2,874,204	2,419,285
Consumer	-	-	2,662,098	2,102,473
Mortgage	-	-	1,544,442	659,348
Financial Leases	1,046,248	680,702	947,726	383,262
Small Business Loan	-	-	147,501	110,967
Total	7,747,526	4,410,795	8,175,971	5,675,335

Sensitivity analysis

The variables with the greatest influence for each country on the expected credit loss (ECL) assessment for the loan portfolio and financial leasing are:

Colombia:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Interest rates: because of its direct impact on the obligations’ repayment.

Panama:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Unemployment rate: due to its significant impact on the clients’ repayment capacity.

El Salvador:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Current account deficit: due to its significant impact on the companies’ probability of default (PD).

Guatemala:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Interest rates: because of its direct impact on the obligations’ repayment.

The change in the expected credit losses (ECL) at 31 of December 2022, as a result of a possible positive or negative 1% (100 basis points) change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

		Fiscal Budget Balance – Current account deficit – Inflation – Interest Rate
		In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	(82,969)	(165,269)	(242,168)

GDP Growth	Unchanged	82,300	-	(76,899)

	[-1%]	276,700	194,400	117,501

The Bank has estimated the impact on the expected credit loss (ECL) assuming the forward-looking scenarios (e.g. optimistic and pessimistic) were weighted 100% instead of applying scenario probability weights across the two scenarios. The table below shows the impact on the expected credit loss (ECL) for each methodology:

	2022		2021
As of 31 December	Optimistic	Pessimistic	Optimistic	Pessimistic
In millions of COP
Collective methodology	(306,602)	277,296	(179,919)	166,619
Collateral methodology	(150,312)	115,074	(146,251)	151,972
Individual methodology*	(825,111)	817,330	(405,438)	822,293
Total	(1,282,025)	1,209,700	(731,608)	1,140,884

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

Credit Quality Analysis of the Group

	Debt instruments		Equity		Derivatives(1)
	2022	2021	2022	2021	2022	2021
Maximum Exposure to Credit Risk
Low Risk	21,851,178	24,183,394	235,664	256,916	9,119,402	1,047,939
Medium Risk	2,090,039	2,730,400	19,074	33,627	14,464	38,521
High Risk	3,476,980	1,920,034	13,728	12,526	55,622	3,661
Without Rating	12,984	-	305,389	177,084	-	-
Total	27,431,181	28,833,828	573,855	480,153	9,189,488	1,090,121
(1)	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive. Therefore, the value described here differs from the book value.

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

•      Maximum exposure level to the credit risk given:

	Maximum Exposure		Collateral*		Net Exposure
	2022	2021	2022	2021	2022	2021
Maximum Exposure to Credit Risk
Debt instruments	27,431,181	28,833,828	(741,197)	(1,214,692)	26,689,984	27,619,136
Derivatives **	9,189,488	1,090,121	(138,416)	(87)	9,051,072	1,090,034
Equity	573,855	480,153	-	0	573,855	480,153
Total	37,194,524	30,404,102	(879,613)	(1,214,779)	36,314,911	29,189,323

See Notes on this table:

*      Collateral Held (-) and Collateral Pledged (+)

**    Exposure in Derivatives with base in MTM (only positive values), netting by counterparty is applied

*    Debt instruments Book value 100%

*    Equity Instruments:

Shares:100%

Investment funds: Book value 100%

●	Analysis of the maturity of other financial instruments past due but not impaired
-	Debt instruments: Portfolio does not present past due nor impaired assets.
-	Equity: Portfolio does not present impaired assets.
-	Derivatives: The past due assets are not material.
●	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

	Exposure		Impairment		Final Exposure
	2022	2021	2022	2021	2022	2021
Maximum Exposure to Credit Risk
Fair Value	19,029,919	15,036,467	2,286	-	19,027,633	15,036,467
Amortized Cost	8,401,262	13,797,361	64,903	27,923	8,336,359	13,769,438
Total	27,431,181	28,833,828	67,189	27,923	27,363,992	28,805,905

Equity

	Exposure		Impairment		Final Exposure
	2022	2021	2022	2021	2022	2021
Maximum Exposure to Credit Risk
Fair Value through profit or loss	90,538	85,244	0	0	90,538	85,244
Fair Value through OCI	483,317	394,909	0	0	483,317	394,909
Total	573,855	480,153	-	-	573,855	480,153

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

Collateral adjustments for margin agreements: The adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

-	With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.
-	For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
-	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA and GMRA (Global Master Repurchase Agreement)[4] both for OTC derivatives and securities financing transactions.
-	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
-	For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
-	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

●	Level of collateral held:

	Collateral*		Main type of collateral
	2022	2021	2022	2021
Maximum Exposure to Credit Risk
Debt Securities	(741,197)	(1,214,692)	Government bonds (TES)	Government bonds (TES)
Derivatives	(138,416)	(87)	Cash	Cash
Equity	-	-
Total	(879,613)	(1,214,779)

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

Risk exposure by economic sector and risk region

	Debt instruments		Equity		Derivative
	2022	2021	2022	2021	2022	2021
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	4,210,828	3,149,784	358,436	248,457	1,403,527	224,762
Financial	5,268,337	4,437,972	199,760	199,500	7,096,094	511,994
Government	17924261	21246072	-	-	-	-
Funds ETF	27,755	-	15,659	32,196	689,867	353,365
Total	27,431,181	28,833,828	573,855	480,153	9,189,488	1,090,121
Concentration by Region
North America	5,686,298	5,275,608	125	1,806	3,285,822	67,379
Latin America	20,004,790	23,457,650	502,446	443,390	2,102,995	352,541
Europe	12984	-	-	-	3117284	306683
Others (Includes Funds and ETF)	1,727,109	100,570	71,284	34,957	683,387	363,518
Total	27,431,181	28,833,828	573,855	480,153	9,189,488	1,090,121

Risk exposure by credit rating

	Other financial instruments
	2022	2021
Maximum Exposure to Credit Risk
Sovereign Risk	7,025,658	11,714,435
AAA	14,570,753	6,566,489
AA+	1,448,837	3,068,211
AA	723,019	103,626
AA-	794,748	23,858
A+	3,549,222	441,670
A	516,950	84,104
A-	1,628,479	661,994
BBB+	1,395,620	560,987
BBB	1,027,745	307,309
BBB-	1,332,161	1,955,566
Other	2,862,959	4,738,768
Not rated	318,373	177,085
Total	37,194,524	30,404,102

At the end of the year, the Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

Subsequent events

In 2022, the year closed  with an inflationary market and adjustment of monetary policies of the Banco de la Republica, which places the intervention interest rate at the end of December 2022 at 12% compared to 3% in December 2021, this condition maintains the devaluation of portfolios as its main consequence.

In the fixed income international markets, we observed changes in the monetary expansion with an increase in the interest rate of the Board of Governors of the Federal Reserve System, which rose from 0.5% in December 2021 to 4.5% in December 2022, as a measure to control the high inflation negatively impacting portfolio valuations. This added to the fear of a possible recession.

The Colombian stock market closed the year with an annual devaluation of approximately 9%. This is attributed to various risk factors (for example, political tensions due to the implementation of the pension, health, energy reforms and inflation, which increased the price of products and impacted supply behavior) to which the companies in this market were subject.

In international stock markets, the S&P 500 closed with a fall of 20%, and Euro Stoxx with an approximate decrease of 12%. These markets were impacted by global inflation, which has forced  the central banks to increase interest rates as a measure to contain this phenomenon. As a cosenquence, this increases the fear of a possible recession and affects the financial indicators of the companies in these stock markets.

In December 2022, the negotiation of the different derivative products increase as a consequence of the use of the hedges of interest rate and exchange rate to prevent risks, due to the uncertainty generated by a possible global recession. The futures about currencies increase the negotiation levels in 20.6% for the close of the fourth quarter of 2022. On the other hand, the exchange rate closed in December at $4,810.20 with an annual devaluation of 20.8%, showing the general uncertainties both internationally and locally.

Given the fears of a possible economic recession linked to the current inflationary outlook in emerging markets and developed economies, and the rise in interest rates, it is possible that new records will be reached in these macroeconomic variables that will influence a greater devaluation of securities in the short and medium term.However, the central banks' measures are expected to contain these macroeconomic effects that continue to impact the fixed income, equity and derivatives markets.

Market risk

Market risk refers to the risk of losses in the Bank’s treasury book due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and equity economic value of equity as a result of a change in market interest rates.

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

b)    Balance sheet management: refers to the assets and liabilities management, due to mismatches in maturities and repricing of them. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the equity economic value of equity, maintaining adequate levels of liquidity and solvency. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

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

In order to capture the tail risks, the Expected Shortfall is estimated, with a confidence interval of 97.5%, which corresponds to the expected value of the losses that are greater than or equal to the VaR.Additional measurements such as stress tests are performed like stress tests are done, to identify extreme unusual situations that could cause severe losses. Stress simulations include historical events and hypothetical scenarios. Back testing or model validation techniques through comparison of predicted and actual loss level are applied on a regular basis to analyze and contrast the accuracy of the VaR calculation methodology in order to confirm its reliability, and make adjustments to the models if necessary.

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

For management and control of the market risks of activities other than trading, the Bank uses a comprehensive approach, with a short-term vision, measuring the sensitivity of the net interest margin over a one-year horizon, and a long-term vision, estimating the impact on the economic value of equity through different scenarios. Additionally, triggers are defined for monitoring and controling exposure to the interest rate risk of the banking book positions, which are periodically reported to Senior Management.

The market risk management of the positions in the banking book is carried out in a decentralized and independent manner in each of the banking entities of the Bank, by the Asset and Liability Management areas, in the Finance Department.

Market Risk Management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2022. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

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

For managing the interest rate risk from banking activities, the Bank analyzes the interest rate mismatches between its interest earning assets and its interest bearing liabilities and estimates the impact on the net interest income and the equity economic value of equity. In addition, the foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

a.     Measurement of market risk of trading instruments

The Bank currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the foreign exchange rate risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the currency the risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

The relevant risk exposure categories for which VaR is computed by the Bank according to “Chapter XXI, Appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) foreign exchange rate risk; (iii) stock price risk; (iv) fund risk. and (v) credit default swaps risk.

•      Interest Rate Risk (Treasury Book)

The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. The Bank calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXI of the Basic Accounting Circular issued by the SFC.

In the first instance, the interest rate risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net present value (NPV) of each instrument, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behavior of these variables in the markets, and they are a function of the duration and currency, as seen in the following table.

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

•      Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the foreign exchange rate risk, the stock price risk, fund risk and the credit default swaps risk which are calculated as the algebraic sum of the Parent Company and each of its subsidiaries’ exposure to these risks. Currently, the Bank not present exposure to credit default swaps risk.

The total market risk VaR had a 9.1% increase, from COP 817,301 in December 31, 2021 to COP 891,569 as of December 31, 2022, due mainly to the increase of the position in Fondo Inmobiliario Colombia. Although, the interest rate risk VaR  decrease due to the reduction in Colombian Government Treasury Bonds and in notional derivatives positions. The equity risk VaR and the foreign exchange rate risk VaR  decrease due to a reduction in of equities market value and to the lower exposure to the US Dollar.

The following table presents the total change in market risk and other risk factors.

December 2022
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	340,107	381,094	410,605	340,107
Foreign Exchange Rate Risk VaR	78,165	118,620	201,927	78,165
Equity Risk VaR	85,345	98,401	105,263	85,345
Fund Risk VaR	387,952	294,468	387,952	225,401
Total Value at Risk	891,569	892,583	1,059,312	783,367

December 2021
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	403,556	407,530	450,774	347,163
Foreign Exchange Rate Risk VaR	88,477	82,247	98,848	63,375
Equity Risk VaR	99,895	96,543	103,187	91,944
Fund Risk VaR	225,373	221,810	225,892	216,153
Total Value at Risk	817,301	808,130	862,101	743,910

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

•      The Bank’s results could adversely affected with high inflation rate

High level of inflation increases interest rates and reduces the market value of the Bank´s debt instruments and increases the market risk in general. Inflation also impacts the real interest rate. When the inflation rate is higher than the nominal interest rate, negative real interest rates discourage saving and the greater variability increases uncertainty and risk, not only in the loan market but also in the stock market.

b. Non-trading instruments market risk measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the equity economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the equity economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

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

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
In millions of COP
Assets sensitivity 100 bps	1,060,949	859,122
Liabilities sensitivity 100 bps	545,911	419,027
Net interest income sensitivity 100 bps	515,038	440,095

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2020 and December 31, 2019:

	December 31, 2022	December 31, 2021
In millions of USD
Assets sensitivity 100 bps	84,883	77,106
Liabilities sensitivity 100 bps	71,737	55786
Net interest income sensitivity 100 bps	13,146	21,320

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

Total Exposure:

As of December 31, 2022, the net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 515,038. The change in the net interest income sensitivity between 2022 and 2021 is due to the increase in the sensitivity of float loans.

On the other hand, the net interest income sensitivity in foreign currency, assuming the same parallel shift of 100 basis points, was USD 13,146 at December 31, 2022, compared with USD 21,320 at December 31, 2021. The decrease in net interest income sensitivity due to interest rate risk between 2022 and 2021 occurred due to the increase of the liabilities sensitivity due to the rise of loans with other banks.

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

The market value of those investments incresed by 13% during the year, from COP 49,925 million as of December 31, 2021 to COP 56,607 million as of December 31, 2022, as a result mainly driven by the increase in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	December 31, 2022	December 31, 2021
Fair Value	56,607	49,925
Delta	14.70%	14.70%
Sensitivity	8,321	7,339

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 8 billion in the structural equity investments market value, from COP 57 billion to COP 48 billion.

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

a.     Liquidity risk exposure:

In order to estimate liquidity risk, the Bank measures a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 days. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2022	December 31, 2021
Net cash outflows into 30 days	18,227,019	15,897,163
Liquid Assets	48,059,179	44,198,889
Liquidity coverage ratio **	263.67%	278.03%

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

The following table shows the liquid assets held by Bank:

Liquid Assets(1)	December 31, 2022	December 31, 2021
High quality liquid assets*
Cash	26,299,990.00	22,641,516
High quality liquid securities	17,739,501	18,258,002
Other Liquid Assets
Other securities**	4,019,688	3,299,371
Total Liquid Assets	48,059,179	44,198,889
(1)	Cash and those liquid assets received by the Central Bank for its operations expansion and monetary contraction are the assets with highest liquidity. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

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

c.     Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Group’s financial assets:

Contractual maturities of financial assets December 31, 2022

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,721,168	-	-	-	-
Interbank borrowings - Repurchase agreements	6,354,954	1,369,698	-	-	-
Financial assets investments	5,191,479	10,620,793	4,595,406	2,715,738	3,788,041
Loans and advances to customers	11,980,037	80,781,681	95,394,236	60,072,303	108,373,306
Derivative financial instruments	1,486,797	5,636,620	3,413,710	1,481,485	1,348,645
Total financial assets	49,734,435	98,408,792	103,403,352	64,269,526	113,509,992

Contractual maturities of financial assets December 31, 2021

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	23,147,676		-	-	-
Interbank borrowings - Repurchase agreements	1,265,232	1,550,163	16,009	-	-
Financial assets investments	2,831,654	10,096,999	12,045,202	3,367,322	3,776,184
Loans and advances to customers	6,304,124	73,395,571	77,406,800	48,316,830	82,004,125
Derivative financial instruments	1,744,455	5,369,289	2,996,618	1,423,639	1,150,230
Total financial assets	35,293,141	90,412,022	92,464,629	53,107,791	86,930,539

d.     Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2022

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	158,943,073	-	-	-	-
Time deposits from customers	9,814,980	47,401,947	18,441,478	7,318,807	17,384,283
Interbank deposits-Repurchase agreements	921,917	158,179	-	-	-
Borrowings from other financial institutions	1,601,799	12,736,576	10,673,653	4,325,218	2,479,635
Debt securities in issue	807,242	2,117,609	9,501,683	8,220,719	1,472,558
Preferred Shares	62,083	374,780	540,358	136,414	322,982
Derivative financial instruments	1,488,518	5,167,852	2,579,407	1,501,967	1,417,894
Total financial liabilities	173,639,612	67,956,943	41,736,579	21,503,125	23,077,352

Contractual maturities of financial liabilities December 31, 2021

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	147,346,348	-	-	-	-
Time deposits from customers	8,797,853	35,183,211	12,910,755	3,380,419	3,652,367
Interbank deposits-Repurchase agreements	1,336,859	276,950	7,241	-	-
Borrowings from other financial institutions	254,790	8,792,402	4,500,806	2,171,491	1,298,168
Debt securities in issue	137,819	6,576,852	4,843,385	5,802,174	8,725,526
Preferred Shares	-	57,701	115,403	115,403	295,697
Derivative financial instruments	1,222,767	5,724,207	2,898,219	1,714,709	1,857,768
Total financial liabilities	159,096,436	56,611,323	25,275,809	13,184,196	15,829,526

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

●	The demand deposits historically have maintained a tendency to remain stable.
●	The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.

e.     Financial guarantees

The tables below set out the remaining contractual maturities of the Group’s financial guarantees

December 31, 2022	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	757,658	6,981,309	3,660,806	134,611	90,530

December 31, 2021	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	620,120	6,667,803	1,513,774	84,273	150,494

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

Answer has been given to regulatory entities regarding this transition process to risk-free rates. Bancolombia will continue adapting its processes, methodologies, and systems in order to reach all the requirements in the transition process towards new risk-free rates.Bancolombia expects to conclude this process before the cessation date of discontinuation of LIBOR in June 2023.

December 31, 2021
In millions of COP
USD LIBOR[1]
Assets
Loans	24,077,401
Bonds	954,238
Derivatives	170,402
Total Assets	25,202,041
Liabilities
Loans	4,123,825
Term deposits	11,700
Total Liabilities	4,135,525

1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 30, 2021.

December 31, 2022
In millions of COP
USD LIBOR[1]
Assets
Loans	12,448,204
Bonds	693,302
Derivatives	(1,784,991)
Total Assets	11,356,515
Liabilities
Loans	2,209,628
Term deposits	11,458
Total Liabilities	2,221,086

1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 31, 2022.

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

In turn, as an organization, we will continue to focus during 2023 on the implementation of the activities related to the transition process of operations that are indexed to LIBOR.

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

Between 2021 and 2024, after the complete implementation of the new capital standards, a minimum basic capital of 6% and a total capital ratio of 11.5% will be required, according to the following formulas:

The following table indicates Bancolombia’ s capital ratios for 2022 and 2021 according to the new regulation implemented in Colombia:

Technical Capital	Asof
	December 31, 2022		December 31, 2021
In millions of COP
Primary capital	40,652,350		34,575,362
Share Capital	480,914		480,914
Additional paid-in capital	4,857,454		4,857,454
Preferred shares	584,204		584,204
Legal reserve	14,534,766		15,403,825
Occasional reserves	3,162,401		1,032,012
Non-controlling interest	908,648		1,691,111
Other comprehensive income	7,749,234		4,860,516
Net income attributable to equity holders of the Parent Company	6,783,490		4,086,795
Retained earnings	1,591,239		1,578,531
Less:	(11,001,874)		(9,061,550)
Prior-year losses	(79,577)		(79,573)
Intangibles assets	(9,836,661)		(8,143,146)
Revaluation property, plant and equipment	(351,871)		(353,205)
Other intangibles	(602,531)		(485,626)
Deferred net income tax	(131,234)		-
Primary capital (Tier I)	29,650,476		25,513,812
Hybrid bonds	6,109,531		5,175,508
Subordinated bonds	794,881		1,557,649
General provisions	12,759		902,737
Computed secondary capital (Tier II)	6,917,171		7,635,894
Less:	(16,136)		(14,599)
Technical capital	36,551,511		33,135,107
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	10.37%	%	11.92%	%
Secondary capital to risk-weighted assets (Tier II)	2.41%	%	3.56%	%
Risk-weighted assets including market risk and operational risk	285,878,639		213,956,057
Technical capital to risk-weighted assets	12.79%	%	15.49%	%

Calculations based on the new definitions of Decree 1477 of 2018.