Form 20-F
period 2023-12-31
BANCOLOMBIA SA
filed 2024-03-26
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from _____ to ____

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

Carrera 11 # 91-42 – Edificio FIC 9211, Bogotá, Colombia

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares	CIB	New York Stock Exchange
Preferred Shares		New York Stock Exchange*
3.000% Senior Notes due 2025	CIB25	New York Stock Exchange
6.909% Subordinated Notes due 2027	CIB27	New York Stock Exchange
4.625% Subordinated Notes due 2029	CIB29	New York Stock Exchange

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

Yes ☐No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“ADRs” refers to the Bank’s American Depositary Receipts.

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

“Bancolombia Puerto Rico” refers to Bancolombia Puerto Rico Internacional Inc., an international banking subsidiary of Bancolombia S.A. organized under the laws of the Commonwealth of Puerto Rico, that provides banking services to customers that do not reside in Puerto Rico.

“Banistmo” refers to Banistmo S.A., a banking institution organized under the laws of the Republic of Panama, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

“Central Bank” refers to the Central Bank of Colombia (“Banco de la República”).

“Consolidated Financial Statements” refers to the audited consolidated statements of financial position of the Bank as of December 31, 2023 and 2022, and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and related notes included in this Annual Report.

“DTF” refers to the “Depósitos a Término Fijo” rate, the weighted average interest rate paid by finance corporations, commercial banks and financing companies in Colombia for time deposits with maturities of 90 days.

“ESG” refers to Environmental, Social and Governance criteria that are embedded in the company´s corporate strategy.

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

“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“International Bank” refers to the Bank’s affiliates located outside Colombian territory that provide banking services, such as Bancolombia Panama S.A., Bancolombia Puerto Rico International Inc., Banistmo S.A., Banco Agromercantil de Guatemala S.A., and Banco Agrícola S.A.

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

“SEC” refers to the U.S. Securities and Exchange Commission.

“SMEs” refers to Small and Medium Enterprises.

“SMMLV” refers to “Salario Mínimo Mensual Legal Vigente”, the effective legal minimum monthly salary in Colombia. In 2023, the effective legal minimum monthly salary in Colombia was COP $1.160.000.

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, including in Item 3. “Key Information – D. Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. These factors include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; taking into account (A) economic challenges persisting due to high levels of inflation globally driven in part by supply chain disruptions and geopolitical tensions such as the continuing armed conflict in Ukraine and conflict in the Middle East, which pose potential impacts such as higher prices for energy raw materials and agricultural items, among others; and (B) an ambitious legal reform agenda that the government of Colombia is implementing; (ii) changes in capital markets or in markets in general that may affect policies, overall liquidity or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) prolonged inflation, changes in foreign exchange rates, interest rates and unemployment rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by the Bank’s borrowers; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management or remittances businesses or other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings and the consequences                     thereof; (xi) changes in official policies, regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions in which the Bank does business; (xii) factors specific to the Bank, including changes to the estimates and assumptions underlying our financial statements; our success in identifying risks (such as the incidence of loan delinquencies) and managing risks; our inability to achieve our financial and capital targets, which may result in failure to achieve any of the expected benefits of our strategies; a reduction in our credit ratings, which would decrease our funding availability; failure to achieve regulatory stress testing; and changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including cyber-attack threats which may impact our ability to serve clients; and (xiii) failure to attract, hire or retain key talent.

Forward-looking statements speak only as of the date they are made and are subject to change, and, except as required by law, the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The audited consolidated statements of financial position of the Bank as of December 31, 2023 and 2022, and the audited consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and related notes (the “Consolidated Financial Statements”) included in this Annual Report were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local generally accepted accounting practices of each subsidiary.

The Consolidated Financial Statements include entities which the Bank controls, directly or indirectly. See Item 4. “Information on the Company – C. Organizational Structure” for an organizational chart that summarizes the organizational structure of the Bank and certain subsidiaries involved in financial or capital market activities.

Currencies

The Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for the Bank and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements and amounts as of December 31, 2023 and 2022, and for the three fiscal years ended December 31, 2023, 2022, and 2021, contained in this Annual Report are expressed in millions or billions of pesos (when indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, the exchange rate used in this Annual Report is indicated in Note 2.D Material Accounting Policies, section 1. Functional currency, transactions and balances in foreign currency.

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

C.              REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.              RISK FACTORS

Investors should consider the following risks and uncertainties, and the other factors presented in this Annual Report. In addition, the information referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated by reference in this Annual Report, in any of the Bank’s future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. If any of the following risks occur, the Bank’s business, results of operations and financial condition, its ability to raise capital and its ability to access funding could be materially and adversely affected, in addition to the possible reputational impact of the Bank. These risk factors should not be considered a complete list of potential risks that may affect Bank. Please note that the headings reflected below are provided solely for convenience of the reader and do not indicate that a given risk applies only to the heading under which it is located.

Summary of Risk Factors

Summary of risks relating to Colombia and other countries where the Bank operates.

•	Changes in economic and political conditions in the countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.
•	The economies of the countries where the Bank operates are vulnerable to external effects as result of economic difficulties experienced by major regional trading partners or by general contagion effects resulting from economic or geopolitical shocks, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.
•	Colombia and El Salvador have experienced several periods of violence and instability that could affect the economy and the Bank.
•	Any additional taxes resulting from changes to tax regulations or the interpretation thereof in countries where the Bank operates, could adversely affect the Bank’s consolidated results.
•	Allegations of corruption against the government, politicians, and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Summary of risks relating to the Bank’s business and the banking industry.

•	The Bank is subject to credit risk and estimating exposure to credit risk involves subjective and complex judgments.
•	The Bank is subject to risks from concentration in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.
•	The value of the collateral securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.
•	Downgrades in the credit ratings of the Bank and its subsidiaries would increase their cost of borrowing funds and make their ability to raise new funds, attract deposits or renew maturing debt more difficult.
•	The Bank’s results of operations are sensitive to fluctuations in interest rates.
•	The Bank is subject to market risk and its income from its proprietary trading activities is highly volatile.
•	The Bank has significant exposure to sovereign risk, and especially Colombian, United States and Salvadoran, Panama and Guatemala sovereign risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt instruments.
•	The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions. The Bank is subject to market, liquidity, operational and counterparty credit risks associated with its derivative transactions.
•	The Bank’s results could adversely be affected by high levels of inflation.
•	The Bank is subject to a wide range of cybersecurity incidents.
•	The Bank’s financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.
•	Risks relating to the use of quantitative models and information may adversely impact the Bank’s business strategies and results.
•	The Bank is exposed to ESG risks that could affect the Bank’s financial condition and results of operations.
•	The Bank is subject to operational risks and losses.
•	Digital misinformation could adversely affect the Bank’s reputation as well as its operational and financial results.
•	The Bank’s policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.
•	The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.
•	The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).
•	The tax haven regulation in the countries where the Bank operates could adversely affect its business and financial results.
•	Changes in banking regulations in Colombia and in other jurisdictions where the Bank operates could adversely affect the Bank’s consolidated results.
•	The Bank’s financial results may be negatively affected by changes to accounting standards.
•	The Bank faces risks relating to regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data.
•	Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.
•	The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of its risk management, reputation and internal control system as well as its financial condition and results of operations.
•	The Bank may be exposed to increased costs and liabilities in the event of the failure of its service providers to perform their obligations under key services contracts.
•	The Bank’s ability to attract and retain specialized talent could impact some business objectives.
•	Acquisitions and strategic alliances may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.
•	The Bank is subject to increasing competition which may adversely affect the results of its operations.

Summary of risks relating to the Banks’s preferred shares and the ADSs.

•	Preemptive rights may not be available to holders of American Depositary Receipts (“ADRs”) evidencing ADSs.
•	Exchange rate fluctuations may adversely affect the Colombian economy, the market price of the Bank’s ADSs, and the dividends payable to holders of the Bank’s ADSs.
•	The Bank’s preferred shares have limited voting rights.
•	Holders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.
•	Relative illiquidity of the Colombian securities markets may impair the ability of an ADR holder to sell preferred shares.
•	Changes in Colombia’s tax regime may affect ADRs tax treatment.

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates

Changes in economic and political conditions in the countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality depend on the macroeconomic and political conditions prevailing in Colombia, Panama, El Salvador, Guatemala, and the other jurisdictions where the Bank operates. Accordingly, a slowdown in the economic growth rate, periods of negative growth, increases in inflation, changes in economic policy, or future judicial interpretations of policies involving exchange controls and other matters such as currency depreciation, interest rates, taxation, banking laws and regulations, and other political or economic developments in such jurisdictions may affect the overall business environment and may, in turn, negatively affect the Bank’s financial condition and results of operations.

In particular, the governments of Colombia, Panama, El Salvador, and Guatemala have historically exercised substantial influence on their economies, and in the future, they may implement decisions that could impact the business and results of companies in such countries (including the Bank), market conditions, and prices and rates of return on securities of local issuers (including the Bank’s securities). Potential changes in laws, public policies and regulations may cause instability in Colombia, Panama, El Salvador and Guatemala, and their respective markets.

The evolution of government policies and polarization could adversely affect the financial and commercial condition of the Bank and the market value of its securities. Furthermore, it is foreseeable that in the coming years this risk will become more significant, due to the global trend of 'pendulum movement' within the political spectrum in the elections of political leaders in different countries, increasing global tensions, international conflicts, polarization, distrust in governments and growing social discontent, which could increase social protests. This combination of elements could trigger a medium-term environment in which instability and political risks may be greater than those that have predominated in recent years.

In Colombia, our expectation is that GDP growth will slow down as the government attempts to reduce inflation to target levels through the current high interest rate policy of the Central Bank. 2024 is expected to be one of the slowest years of GDP growth in the current economic cycle for Colombia after an already weak 2023 (0.6% of annual GDP growth, a figure lower than what is typically considered as representing potential growth capacity). The slowdown in economic growth has resulted and may in the future result in weakening of the labor market and decrease in domestic demand, factors that have impacted and may continue to stress the ability of our customers to meet their financial obligations. Meanwhile, in 2024, the ongoing discussions around the comprehensive reform agenda that the government is implementing (pensions, labor, healthcare, and public services) has and may continue to create uncertainty (including with respect to fiscal sustainability and capital markets) and affect investment and consumer confidence.

On January 2024, Standard & Poor’s revised Colombia's sovereign credit rating outlook from stable to negative, due to concerns about low levels of public and private investment that could affect the medium-term growth capacity of Colombia’s GDP. In the next 24 months, there could be another downgrade in Colombia’s sovereign rating if the government does not implement initiatives to boost productive investment or control public finances. While the recent changes in market interest rates that the Government pays on its debt is already higher than what would be reasonable given its current sovereign rating, indicating that the market has incorporated the possibility of a new credit rating downgrade, the primary medium-term impact could be a steeper yield curve for sovereign debt. This, in turn, would affect long-term interest rates for households and businesses and represent an additional constraint on the investment capacity in the country.

Despite some evidence in 2023 of Colombian institutional strength, which allowed for a partial recovery of investor confidence, a weakened government following the 2023 local elections could continue to cause political, economic, and institutional uncertainty in 2024, which could adversely affect our operations.

El Salvador continues to face medium-term challenges with its public finances. The fiscal outlook for the country is uncertain, and although short-term liquidity risks have been addressed with measures adopted by the government in 2023, fiscal pressures may still have negative impacts on public finances. These uncertainties are having negative effects on the country's access to capital markets for financial resources, making it dependent on capital flows from multilateral entities or other countries. Uncertainty also exists with respect to the possibility of the country reaching an agreement with the International Monetary Fund (IMF) because of El Salvador maintaining Bitcoin as legal tender, which has led to the deterioration of the relationship between the government and the IMF.

On the other hand, Guatemala faces significant short-term risk arising from the political environment following the 2023 elections. The president-elect's party is undergoing questioning as to the validity of its constitution as a political party, which could lead to the invalidation of the election results and social mobilizations by the government’s supporters. This constitutes a significant risk for the country, as it represents a shift from the traditional political and economic stability that has characterized Guatemala and may disrupt its economy. Additionally, the country continues to face a structural risk due to its high dependence on remittances, primarily from the United States. A weakening of the U.S. labor market could profoundly affect Guatemala's economic growth capacity.

In Panama, challenges arising from the potential impacts of the tensions between China and the United States and the conflicts between Russia and Ukraine and in the Middle East may result in adverse impacts in the medium-term global trade and the flow of trade routes through the Panama Canal, which results in a significant risk to the country’s economy. In the short-term, there is uncertainty arising from the dispute between Panama and the operator of Cobre Panama, which could lead to an extended halt of operations. This could have significant implications for the country's trade balance, current accounts, labor market, public finances, and short-term growth rate. In addition, the El Niño climate phenomenon could limit Panama Canal operations during the first half of 2024 if water levels continue to be affected by a period of drought, which could lead to continued restrictions on ships that can access the canal and lower the number of vessels allowed to transit per day. As a result of such phenomenon, the country’s income derived from the operation of the Panama Canal would be adversely impacted. In 2024 there will be general elections in Panama and the new government may carry out changes to the country's economic policy approach, which may result in uncertainties which could adversely affect our operations.

Recent polls do not reflect a clear favority candidate, resulting in a high level of uncertainty in this electoral process compared to what is typical for these processes. However, the economic proposals of most of the candidates can be categorized as convential or moderate, so the probability of a profound change in the country's economic policy direction resulting from these elections is low.

The economies of the countries where the Bank operates are vulnerable to external effects as result of economic difficulties experienced by major regional trading partners or by general contagion effects resulting from economic or geopolitical shocks, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.

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

Recent global geopolitical fragmentation poses a greater risk for the countries where the Bank has a presence. This has resulted and may continue to result in a decrease of capital flows towards countries with emerging economies and exert pressure in such countries, leading to a higher level of volatility than what would be considered normal in commodity price behavior, especially for commodities like oil. This situation may impact inflation trends, particularly in El Salvador, Panama, and Guatemala. Conflicts in Ukraine and the Middle East can result in additional uncertainty and volatility in international markets, which could negatively affect the Bank’s financial condition and results of operations.

Meanwhile, the global context of economic deceleration and persistently high interest rates, despite expectations of a decrease in 2024, creates an environment where financial stress and the high reactivity of capital flows to emerging economies can keep financial stress elevated. As a result of this, it is reasonable to expect that debt service payments in government spending budgets will continue to be high from an historical perspective. This combination of low economic growth and, although decreasing, still high interest rates (with greater relevance in Colombia and El Salvador) represents a short-term risk inherent in the economic cycle these countries are experiencing. It requires responsible macroeconomic management by authorities. In respect of this, the primary challenge for Colombia and El Salvador relates to public finances and how adverse risks in this area may play out in 2024 and the subsequent years, due to significant risks to achieving the tax revenues necessary to reliably finance spending goals.

Colombia and El Salvador have experienced several periods of violence and instability that could affect the economy and the Bank.

Colombia has experienced periods of criminal violence over the past five decades, primarily due to the activities of guerilla groups and drug cartels. Colombia is currently implementing the peace treaty signed with the Revolutionary Armed Forces of Colombia (“Fuerzas Armadas Revolucionarias de Colombia” or “FARC”). There are presently a number of other illegal armed groups in Colombia, such as the National Liberation Army (“Ejército de Liberación Nacional” or “ELN”), among others. Furthermore, the Colombian government has started peace negotiations with several rebel groups throughout the country, yet negotiations are at a very early stage. Notwithstanding the implementation of these peace treaties and dialogues, the successful integration of illegal armed groups into Colombian society may not be achieved. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on the Bank as a result of the downgrade of sovereign ratings increasing the funding costs, discouraging foreign investment, and leading to an economic slowdown.

Additionally, in El Salvador, the increase in violence led the legislative assembly, to adopt certain exceptional measures on March 27, 2022, conferring some powers to the Executive Power and suspending four constitutional guarantees. The suspension of constitutional guarantees has been extended 22 times, with the most recent suspension occurring from March 12, 2024 to April 10, 2024.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in countries where the Bank operates, could adversely affect the Bank’s consolidated results.

Uncertainty related to tax legislation represents a constant risk for the Group. Changes in legislation, regulation, and developments resulting from judicial judgments, could affect the Group’s tax burdens by increasing tax rates and fees, creating new taxes, limiting deductions and exemptions, and eliminating incentives and non-taxed income.

The Bank does not adopt aggressive positions on tax law interpretation; however, the national or local tax authorities may not apply the tax law in the same way that we expected. Different interpretations of tax regulations could result in future tax audits, litigation, and associated costs, which could negatively affect our results.

Allegations of corruption against the government, politicians, and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Allegations of corruption against the government, politicians, and the private sector in the countries where we operate could create economic and political uncertainty. For example, findings or convictions of illicit conduct committed by such entities, including government personnel, or alleged wrongdoings, could have adverse effects on the political and economic stability of the countries where the Bank operates. These adverse political and economic effects may negatively impact our business, by depressing business volumes, reducing our ability to recover amounts we have lent to persons or projects involved in illicit or allegedly illicit conduct.

Risk Factors relating to the Bank’s Business and the Banking Industry

The Bank is subject to credit risk and estimating exposure to credit risk involves subjective and complex judgments.

A number of our products expose the Bank to credit risk. These products include loans, financial leases, guarantees, financial derivatives and lending commitments.

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

The amount of the Bank’s non-performing loans may increase in the future as a result of factors beyond the Bank’s control, such as changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia and other jurisdictions in which the Bank operates or has exposure (especially Panama, El Salvador and Guatemala) or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, requiring the Bank to increase provisions for loan losses resulting in reduced profits or in losses.

The Bank is subject to risks from concentration in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2023, the aggregate outstanding principal amount of the Bank’s 20 largest economic groups, on a consolidated basis, represented 110.9% of the Bank’s Tier 1 and 13.4% of the Bank’s loan portfolio. No single group exposure represented more than 1.5% of the loan book. Problems with one or more of the Bank’s largest economic groups could materially and adversely affect its results of operations and financial position.

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

The credit ratings of Bancolombia and its subsidiaries are an important component of the liquidity profile of the Bank and each of its subsidiaries. The Bank’s ability to successfully compete depends on various factors, including the financial stability of each of its entities, as reflected by their credit ratings. A downgrade in the credit ratings of the Bank or its subsidiaries would increase the cost of raising funds from other banks, or in capital markets. Furthermore, purchases of Bancolombia’s securities by institutional investors could be reduced if these securities experiment a decline in their credit ratings. The ability of the Bank or its subsidiaries to renew maturing debt could become restricted and the terms for such renewal could become more expensive if their credit ratings were to decline. The Bank’s, lenders and counterparties in derivative transactions are also sensitive to the risk of a credit rating downgrade. A downgrade in the credit rating of the Bank or its subsidiaries may adversely affect perception of their financial stability and their ability to raise deposits, which could make each entity less successful when competing for deposits and loans in the marketplace.

In January 2024, Standard & Poor’s revised Colombia’s sovereign credit rating outlook from stable to negative, due to concerns about low levels of public and private investment that could affect the medium-term growth capacity of Colombia’s GDP. The agency affirmed its 'BB+' long-term foreign currency and 'BBB-' long-term local currency sovereign credit ratings in Colombia. This revision was followed by a revision by Standard & Poor’s of its outlook from stable to negative for three Colombian commercial banks and subsidiaries and for two government-owned banks (including Bancolombia and its Panama-based subsidiaries, Banistmo S.A. and Bancolombia Panama S.A.). Due to the direct and indirect impacts that sovereign stress can have on banks’ business operations and creditworthiness, the agency typically do not rate Colombian financial institutions higher than the foreign currency sovereign ratings.

The Bank’s results of operations are sensitive to fluctuations in interest rates.

The Bank holds a substantial portfolio including loans, deposits, securities, bonds, long-term debt and short-term borrowings and derivatives as swaps that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the value of the debt instruments. Increases in interest rates may reduce the market value of the Bank’s debt instruments, leading to smaller gains or larger losses on these investments (a 100 bps increase in interest rate could reduce the market value of the debt instruments in approximately 1.3%). Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, cuts in interest rates may cause margin compression and lower net interest income as the Bank usually holds more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases, reducing the weighted average maturity of the Bank’s interest earning assets and adversely affecting its operating results.

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

Given the expectations of interest rate decreases in 2024, we would expect a reduction of net interest margin and a new valuation of the Bank’s debt instrument portfolio.

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

The Bank has significant exposure to sovereign risk, and especially Colombian, United States and Salvadoran, Panama and Guatemala sovereign risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt instruments.

The Bank’s debt portfolio is primarily composed of sovereign debt securities. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt, in particular risk associated with securities issued or guaranteed by the Colombian Government. As of December 31, 2023, the Bank’s total debt instruments represented 7.32% of its total assets, and 29.97% of these securities were issued or guaranteed by the Colombian Government, and 8.90% were issued or guaranteed by the El Salvador Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt portfolio and consequently the Bank’s results of operations and financial position.

In addition, during the last year, the sovereign risk associated with the securities issued or guaranteed by the Panama, Guatemala and United States Governments have increased. Its 5-year credit default swap, credit derivative contracts that enable investors to swap credit risk on a company, a country or another entity, showed an increase during 2023 due to political uncertainty in Panama and Guatemala, and the concern about United States government finances and its debt burden. The securities issued or guaranteed by the governments of Panama, Guatemala and United States represented 5.38%, 4.12% and 14.18% of the Bank’s total debt instruments, as of December 31, 2023, and a significant decline in the value of these securities could affect the Bank’s debt instruments portfolio.

The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions. The Bank is subject to market, liquidity, operational and counterparty credit risks associated with its derivative transactions.

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

The Bank’s results could adversely be affected by high levels of inflation.

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

Recently, the inflationary challenge that started in 2022 has largely been addressed in El Salvador, Guatemala, and Panama, such that it is not a significant source of concern in any of these countries today. CPI Inflation went from 7.3% in the end of 2022 to 1.2% in the end of 2023 in El Salvador, from 9.2% to 4.2% in Guatemala, and from 2.6% to 2.1% in Panama. However, the situation in Colombia is somewhat different. The annual inflation measured by the Consumer Price Index started to decline in Colombia beginning in the second quarter of 2023, which resulted in the annual CPI decreasing from 13.1% at the end of 2022 to 9.3% at the end of 2023; however, this is still significantly above the Central Bank's medium-term target of 3%.

In Colombia, there are persistent upside risks that suggest the process of reducing inflation will be lengthy, and it is highly possible that even by the end of 2024, target levels may not be achieved. Risks in this regard stem from the impact of the El Niño climate phenomenon on food prices and electricity tariffs, a significant increase in the minimum wage (12% in nominal terms, against a 9.3% year-end annual inflation), as well as the government-mandated increases in the price of diesel and toll rates on the country's main national roads. All of this indicates that, despite the Central Bank initiating a reduction in interest rates since December 2023, the normalization process for inflation and interest rates will be lengthy. It is reasonable to expect that the demand for credit portfolios will remain modest, and the reduction in interest rates could start negatively impacting the net interest margin of credit institutions. Therefore, 2024 may pose a more challenging year than previous years for the operation of financial intermediation due to an inflationary challenge that will continue to be more formidable compared to other major economies in Latin America, the United States, and the European Union.

The Bank is subject to a wide range of cybersecurity incidents.

Amid the dynamic landscape of the digital era, we recognize the growing importance of addressing cyber risks in bank operations. In addition, the United States Securities and Exchange Commission (SEC) has introduced in July 2023 new regulations requiring additional disclosures related to cybersecurity processes, risks, and incidents. Complying with these directives is crucial for our organization to ensure transparency and adhere to regulatory standards.

As the Bank continues to develop its technology and business models to offer new and better financial solutions for its customers, such as the banking-as-a-service business model or digital wallets, the Bank faces increasing significant challenges and risks in terms of information security, including those resulting from the use of Application Programming Interfaces (APIs) in our systems. In 2023 there was a significant increase in phishing attacks on our clients (compared to 2022) in which the Bank identified and dismantled approximately 45 thousand fraudulent sites. Similarly, incorporating artificial intelligence (AI) into control tools enhances our capabilities, but this technology and others such as generative AI also introduce risks of disruption, technological failures, manipulation, modification or destruction of digital assets and reputation. Today, attacks are increasingly sophisticated and supported by AI itself.

Another factor that increases our exposure to cybersecurity risks is our joint work with third party service providers, whether through the use of their software or in the development of products and services. Working with third party service providers allows us to obtain the benefit of capabilities and efficiencies that are relevant to our business strategy. However, this results in risks related to ensuring the confidentiality, integrity and availability of our information assets and exposes us to malware attacks and ransomware, among others, that could impact the Bank through shared files or connections with these service providers and that could cause interruptions in our operations, loss of critical information, loss of clients, cost overruns and economic losses associated with the occurrence of cybersecurity incidents.

The exposure of services on the Internet combined with the exploitation of software vulnerabilities is another of the cybersecurity risks that we face. Cybercriminals constantly seek to exploit system vulnerabilities. These vulnerabilities arise due to the dynamic changes and rapid obsolescence faced by technology and represent a challenge for both software service providers and their customers, as service providers must quickly put in place solutions for these vulnerabilities and customers, in turn, have to apply these solutions as swiftly as possible.

To face the new demands of our competitive landscape, we have adopted certain workplace strategies that result in additional challenges for cybersecurity risk management. As an example, we have employees who work virtually in remote and hybrid models, these models bring challenges such as remote software updating, as well as control backdoors that can lead to data leaks. This leaves employees exposed to email phishing, social engineering, and the use of vulnerable applications.

To date, there have not been any material cybersecurity incidents. However, our strategy, results of operations and financial condition could be materially affected by cybersecurity risks and any future material incidents. A failure to adhere to the Bank’s cybersecurity policies, procedures or controls, employee misconduct, or human, governance or technological error could also endanger the Bank’s ability to protect itself against cyber-attacks.

For further information see “Item 16 k. Cybersecurity”.

The Bank’s financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.

The Bank tests for impairment, at least annually, the goodwill that has been recognized with respect to the financial positions of its operating segments. The impairment test for assets recognized as of December 31, 2023, indicated that the Bank’s goodwill balances are not impaired. The impairment test requires that management make assumptions regarding estimated earnings, discount rates, and long-term growth rates that impact the recoverable amount of the goodwill associated with each operating segment, as well as estimates of the carrying amounts of the operating segments to which the goodwill relates. Additionally, the impairment test requires that management analyzes the macroeconomic and political environment of the geographies in which each cash-generating unit (“CGUs”) is located. If actual results in future periods deviate from the earnings and other assumptions on which the impairment testing is based, the value of the goodwill in any one or more of the Bank’s businesses may become impaired in the future, resulting in expense charges.

For further information, see Note 2.E to the Consolidated Financial Statements, Material accounting policies, Use of estimates and judgments.

Risks relating to the use of quantitative models and information may adversely impact the Bank’s business strategies and results.

Analytical models are tools used by the Bank to support financial and non-financial risk management and other processes in an objective, automated and efficient way. The Bank uses internal models to quantify and manage credit risk, market risk, operational risk, liquidity risk, among other internal processes. However, these models can also result in costs and heightened risks.

Most risks associated with the use of models typically arise from three main sources: deficiencies in data availability and quality, methodological errors in model design and inappropriate use of the model, which may consist of using the model outside of its intended use, errors during implementation, or failure to update or recalibrate the model as needed.

Models can fail or not accurately reflect reality. This leads to what is known as model risk, which refers to the possibility of negative outcomes, including financial losses, arising from decision making processes based on inaccurate, misused, or unreliable analytical models. Such outcomes could result in financial losses or reputational damage. Moreover, decisions supported on flawed models can adversely affect several aspects of our business operations, including business strategies deployment, position valuation, stress testing, risk detection and evaluation, assessment of capital adequacy, customer asset management, the release of public information, and compliance with financial or regulatory standards.

The Bank is exposed to ESG risks that could affect the Bank’s financial condition and results of operations.

With respect to social, environmental and sustainability (ESG) trends, the financial sector faces a significant challenge in its role as a catalyst in the fight against climate change, with the sector playing a crucial role in the transition to a low-carbon economy and adaptation to climate threats, including providing financing to projects and companies aligned with the Sustainable Development Goals. The focus on ESG also highlights the importance of good governance practices related to the evaluation and supervision of non-financial and emerging risks, and the importance of social considerations to the growth of organizations.

The Bank may not be able to appropriately address ESG concerns that may arise, including as a result of its business activities and failure to meet regulatory (such as the External Circulars 031 of 2021 from Superintendecia Financiera de Colombia – SFC) or stakeholder expectations on environmental impact, including climate change. The implementation of climate risk management systems represents a challenge, since it is necessary to alter traditional risk processes for the implementation of methodologies, policies and procedures that adequately manage these particular risks.

In relation to clients’ physical risks related to climate change, the potential impact on the Group is observable through the Bank’s expected credit loss (ECL) and probability of default (PD) models involving clients that have been prioritized by the Bank for analysis. The output of these models is driven by the potential operational losses that climate change may have on the productive activities of our clients and on their ability to satisfy their payment obligations to us. Additionally, when considering economic sectors with an intensive carbon footprint, transition risks can result in risks to the Bank (as they may increase spending by clients in these sectors) which could increase the probability of default on financial obligations.

Serious climate events can affect business continuity, infrastructure, processes and headcount at branches and offices. As a consequence, the Group is faced with the management and administration of physical risks (both in respect of its own facilities and operations and those of its clients) and transition risks, which could negatively impact the value of the assets delivered to the Bank in payment and of its own fixed assets such as buildings, branches and ATMs, as well as the assets and operations of its clients.

Physical risks of climate change for our customers are exacerbated by their dependence on natural resources for their operations and activities, loss of biodiversity, impacts on critical ecosystems and deforestation. Our customers could also be affected by climate-related legislation and policy developments, and business trends and changes in consumer behavior related to climate change and technology (such as the process of transitioning to a lower-carbon economy).   Physical and transition risks may result in capital losses either due to market changes or non-compliance with new climate-related regulations or interpretations of existing laws requiring enhanced disclosure obligations, affecting our customers' financial conditions, results of operations and cash flows and, consequently, their ability to make required payments.

Our challenges to strengthening our ability to adapt to, and resiliency against, the risks of climate change include the need for the emergence of new businesses focused on resilient infrastructure, early warning systems and strategies to face climate change; identifying and accessing the funds and resources to support the transition to a low-carbon economy; and strengthening of corporate governance and risk processes that guide progress and strategies with respect to these matters, usually tied to compliance with ESG Key Performance indicators (KPIs). Failure to comply with these KPIs may result in negative consequences for the Bank, such as reputational damage and loss of trust by clients, potential regulatory sanctions by government authorities that seek the integration of ESG indicators in financial supervision, the risk of financial losses and the deterioration of the value of assets due to environmental liabilities. Inadequate management of the tracking and monitoring of ESG indicators may result in risks for the Bank, both in the short and long-term and loss in market share.

The Bank is subject to operational risks and losses.

The Bank is exposed to operational risk. These include the risks of fraud by employees or third parties, human errors, inadequate process definition, or technological failures that affect the availability of services or result in the improper processing, authorization, and recording of transactions and operations.

The financial sector is particularly vulnerable to the risk of fraud due to the increasing digitization of its processes and services, including the implementation of customer experiences that allow customers to carry out transactions at any time and from anywhere, among other factors. This vulnerability makes it necessary not only to strengthen the technological infrastructure and cybersecurity of banks but also to enhance the financial education of their customers. It is essential to continually reinforce concepts related to the security and privacy of passwords and transactions.

Given that the Bank has an extensive network of suppliers essential for the provision of its services, failures and weaknesses in these suppliers or their inability to manage any of their risks appropriately could impact the operation of the Bank. These supplier issues could result in increased costs, compromise confidential information, and result in a decline in the quality or continuity of product and service offerings.

The Bank, in its process of evolution, aims to have a better value proposition through digital channels, the design of new business models supported, for example, by Banking as a Service, and the adoption of new technologies and systems that enable its transformation process. However, these new technologies and business models can bring about new risks or amplify existing ones.

Digital misinformation could adversely affect the Bank’s reputation as well as its operational and financial results.

The increase in digital interconnectedness has increased the spread and distribution of digital content across social media networks. References to the Bank decreased by over 15% in 2023 compared to 2022; this was the first year, since the pandemic, that this figure decreased. Nonetheless, the Bank still has a strong digital presence, with a reach of 28.71 million digital users, an increase of 179% compared to 2019, and accordingly the risk of misinformation remains high. The Bank has been mentioned in media such as press articles, photos, audio, and videos. Some of these references to the Bank were used with the intent to, among other purposes, commit fraud. As a result, managing the risk of digital misinformation remains a challenge for the Bank.

Digital misinformation can be characterized by inaccurate, exaggerated, or untrue information which increases negative sentiment towards the brands in question and, including those of the Bank, if used to defame the Bank’s reputation and negatively affect the trust of customers and other interest groups. Such developments could lead to reduced business and market share for the Bank, which would negatively affect the operational, economic, and reputational performance of the Bank.

The Bank’s policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.

The Bank is required to comply with applicable anti-money laundering, anti-terrorism and anti-corruption laws and regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and report suspicious and large transactions to the applicable authorities; such regulations are contained in the “SARLAFT Manual” (AML Manual) that is reviewed and updated annually or earlier if there are any relevant changes in the applicable regulation. While the Bank has adopted policies and procedures, based on risk approach, (including ultimate beneficial owners identification) aimed at preventing and detecting the use of its banking network for money laundering and terrorism financing activities and by terrorists and terrorist-related organizations and individuals generally, as the methods used by criminals evolve and become increasingly sophisticated, such policies and procedures may not completely eliminate the risk that the Bank may be used by other parties to engage in money laundering, terrorism financing, corruption or other illegal or improper activities.

The Bank is subject to laws and regulations that prohibit corrupt payments to public officials and other forms of corruption, including the U.S. Foreign Corrupt Practices Act and Colombian regulations on transnational bribery, domestic bribery and others forms of corruption. The Bank has anti-corruption policies and procedures, aimed at preventing, detecting and responding to acts of corruption potentially committed by our directors, employees, suppliers and other relevant constituencies. These include its anti-corruption policy, which is reviewed biannually and updated as needed, training based on behavioral science, reporting channels such as the Ethics Line, monitoring, internal investigations, sanctions and the whistleblower protection policy. While this system is designed to prevent and detect corrupt behavior, it does not eliminate the risk that the Bank´s directors, employees, suppliers and other relevant counterparts may engage in corrupt practices. If the Bank fails to fully comply with applicable laws and regulations, it may face fines, penalties or other liabilities including restrictions on its ability to conduct business. In addition, the Bank’s business and reputation could suffer if it is not able to prevent and detect money laundering, terrorism financing, corruption, or other illegal practices.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the financial authorities of Colombia, Panama, El Salvador, Guatemala, and the other jurisdictions where the Bank operates. These financial authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions on which the Bank can extend credit. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines or other penalties resulting from non-compliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions in which the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank and most of its Subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).

Bancolombia and most of its subsidiaries are considered foreign financial institutions (“FFIs”) under the Foreign Account Tax Compliance Act of 2010 (“FATCA”) (see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries”). Additionally, Bancolombia and some of its subsidiaries are subject to reporting obligations derived from the Common Reporting Standard (“CRS”) Multilateral Competent Authority Agreement (“MCAA”) developed by the OECD.

In light of this and Colombian law, we have taken measures and implemented policies and procedures aimed to comply with FATCA and CRS.

However, if Bancolombia or its Subsidiaries fail to comply with the requirements thereunder, certain payments to Bancolombia, or its Subsidiaries may be subject to withholding under FATCA or other penalties that tax authorities may impose according to their domestic regulations. Such withholding or penalties could adversely affect our results of operations and financial condition. In addition, compliance with the provisions of the intergovernmental agreements (“IGA”), FFI agreements entered into with the IRS, the CRS-MCAA, domestic laws or any other regulations enforced in the relevant jurisdictions, may increase our compliance costs.

The tax haven regulation in the countries where the Bank operates could adversely affect its business and financial results.

As a result of the tax haven regulation adopted in Colombia and El Salvador, the Bank’s clients who are residents in the territories designated as such would be subject to (i) higher withholding tax rates on interest and dividends, mainly derived from investments in the securities market, (ii) non-deductibility of payments made to such residents or entities located in tax havens unless the required tax amount has been withheld, (iii) requests by the tax authorities for the disclosure of additional information for transactions with related companies  and (iv) increased probability of tax audits, any of which could have a negative impact on Bancolombia’s business and financial results.

Changes in banking regulations in Colombia and in other jurisdictions where the Bank operates could adversely affect the Bank’s consolidated results.

Banking laws and regulations, or their official interpretation, in Colombia and in other jurisdictions in which the Bank operates have a material effect on the Bank’s business and operations. Banking laws and regulations may change frequently, and changes may be adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business.

In August 2022, Colombia shifted to a new government with a political agenda that could affect the financial sector and have impacts on capital-intensive industries. Additionally, the increasing tendency to improve financial consumer protection standards among legislators, regulators and higher courts, could result in additional operational costs and a reduction in the Bank’s income.

Although at the Congressional level, flagship projects (health reform, pension reform and labor reform) continue through legislative procedure, the risks to the financial sector could derive from provisions adopted by other authorities, such as potential intervention on interest rate limits (as indicated in item 4.B.8.1) or fees. This may limit the ability of the Bank and other lenders to manage credit risks.

The SFC has submitted for public comment new rules regarding the implementation of the internal capital and liquidity adequacy assessment process rules and stress testing procedures. The Bank could face potential financial impacts in case the rules of the SFC are more server than the Basel Committee on Banking Supervision Standards, which could result in higher capital adequacy and liquidity requirements at a system level.

The Bank’s financial results may be negatively affected by changes to accounting standards.

The consolidated financial statements of the Bank are prepared in accordance with IFRS, issued by the IASB, as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter refer to as IFRS-IC). Changes to IFRS or its interpretations may cause future reported results and financial position to differ from current expectations. Such changes may also impact the Bank’s regulatory capital and financial ratios. Management monitors potential accounting changes and, when possible, determines their potential impact, disclosing significant future changes in the Bank’s consolidated financial statements that are expected as a result of those changes. For further information about developments in financial accounting and reporting standards, see Note 2.F to the Consolidated Financial Statements, Material accounting policies, Recently issued accounting pronouncements.

The Bank faces risks relating to regulatory compliance in general, and in particular with respect to laws relating to anti-competitive practices, consumer protection and protection of personal data.

The Bank must comply with laws and regulations related to, among other things, anti-competitive practices, merger control unfair, competition provisions, personal data protection and consumer protection. While responsibility for compliance is covered by different divisions of the Bank that work as an integrated compliance framework, the Bank has also been implementing a special unit for overseeing and ensuring regulatory compliance in general, which is constantly evolving. To ensure compliance for personal data law, the Bank has developed a comprehensive data protection program.

The risk of non-compliance with these laws and regulations may result in significant sanctions.

The Bank may not be able to prevent all risks associated with regulatory compliance or detect all instances of non-compliance with the regulations described above. Any failure by the Bank to detect and prevent those practices in a timely manner could damage the Bank’s reputation and cause it to incur substantial fines and penalties which could adversely affect the Bank’s results of operations and financial position.

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

The Bank enters into contracts with third parties who provide certain key services that are essential to its business. These services include core banking services, online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services and technological infrastructure, among others. The Bank faces the risk of operational disruption, failure or capacity constraints due to its dependency on such third-party vendors for certain components of its systems. While the Bank conducts due diligence prior to engaging with third party service providers and performs ongoing monitoring during the relationship with these (such as evaluations on business continuity plans, levels of cybersecurity and data protection measures), it does not control their operations. If any of the Bank´s key service providers fail to fulfill any of their contractual obligations or causes disruptions in services, (including, failure to handle current or higher volumes, or poor performance of services and failure to comply with applicable laws and regulations), the Bank’s ability to conduct its businesses could be adversely affected and could also negatively impact its results of operations and financial position. In addition, the Bank may be required to incur significant additional costs to find replacement providers. Furthermore, the unavailability of the services provided by some technology and other vendors could result in the interruption of services at certain channels through which our clients execute transactions until a replacement provider is engaged, which could result in lost revenue, additional costs and, potentially, adverse regulatory consequences and reputational harm.

The Bank’s ability to attract and retain specialized talent could impact some business objectives.

The current economic outlook requires our workforce to exhibit new skills and attributes such as creativity, innovation and flexibility, which are necessary to adapt the Bank's operations to constant technological advances and update business models and strategies to develop new products and services.

The quality and competitiveness of the Bank’s employees are essential to its long-term performance and stability and the success of its strategic objectives. As a result, the inability to attract or retain highly skilled professionals or key employees would result in a decrease in operational efficiency and the inability to adapt quickly to market changes and could negatively affect our financial condition and results of operations.

Financial institutions, including the Bank, continue to face challenges identifying specialized workers to fill positions that require specific and highly developed knowledge, as well as retain existing talent in this regard.

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

Intensified merger activity in the financial services industry has produced larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. Also, the expansion of financial technologies companies (known as “FinTech”), unregulated financial intermediaries (known as “shadow banking”), may increase competitive risks for the Bank.

The Bank’s ability to maintain its competitive position depends mainly on (i) its ability to fulfill new customers’ needs through the development of new products and services, (ii) the ability to offer adequate services and strengthen its customer base through cross-selling (iii) the capacity to continue with the digital and technological transformation to support growth and (iv) the ability to attract and retain human talent. For that reason, the Bank’s business will be adversely affected if the Bank is not able to maintain efficient service strategies.

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

Colombia has adopted a floating exchange rate system. The Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, and in particular during the past two years, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Because a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact our results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of our ADSs as well as the market price and liquidity of ADSs.

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

For more information, see “Item 10. Additional Information. – E. Taxation – Colombia Taxation”.

ITEM 4           INFORMATION ON THE COMPANY

A.                   HISTORY AND DEVELOPMENT OF THE COMPANY

Bancolombia S.A is one of the largest Colombian financial institutions, with presence in other countries such as Panama, El Salvador, Puerto Rico, Guatemala, and the United States, providing a wide range of financial products and services to a diversified individual, corporate, and government customer base throughout Colombia, Latin America and the Caribbean region.

Bancolombia is a stock company (“sociedad anónima”) domiciled in Medellin, Colombia and operates under Colombian laws and regulations. Bancolombia was incorporated in Colombia in 1945, and is incorporated until December 8, 2144. In   May 2007, Bancolombia Panama acquired Banagrícola. In October 2013, Bancolombia acquired Banistmo, and Bancolombia Panama acquired a 40% interest in Grupo Agromercantil. On December 30, 2015, Bancolombia Panama acquired an additional 20% interest in Grupo Agromercantil, and acquired the remaining 40% interest on September 29, 2020.

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

The Bank’s agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains a website at http:// www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

RECENT DEVELOPMENTS

Tender Offer to purchase up to U.S.$370,000,000 of outstanding 3.000% senior notes due 2025.

On July 12, 2023, the Bank announced the commencement of a tender offer to purchase for cash up to U.S.$370,000,000 of its outstanding 3.000% Senior Notes due 2025 upon the terms and subject to the conditions set forth in an offer to purchase.

On July 26, 2023, the early tender results were announced, along with the Bank’s decision to increase the maximum tender amount from U.S.$370,000,000 to U.S.$467,966,000. The Bank subsequently repurchased and submitted for cancellation U.S.$467,966,000 of the notes.

Liquidity Program

On December 14, 2023, the Bank announced that the Colombian stock exchange (BVC) authorized a liquidity program in Colombia for its ordinary and preferred shares, under a contract between the Bank and Credicorp Capital Colombia executed on December 1, 2023, with an initial term of one year from its execution.

This program seeks to increase the number of transactions involving the Bank’s shares through purchase and sale orders entered by Credicorp Capital Colombia in the stock market, enabling price formation.

These mechanisms contribute to promoting liquidity and mitigating volatility in stock trading and facilitating market entry and exit for investors.

PUBLIC TAKEOVER OFFERS

In 2023, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank with respect to other companies’ shares.

CAPITAL ACQUISITIONS AND DIVESTITURES

During 2023, total capital expenditures amounted to COP 699.9 billion. Such investments were mainly focused on digital transformation and technology assets (COP 520.2 billion) driven by investments in distribution channels and fixed assets (COP 179.7 billion).

Although we had anticipated a decrease in fixed asset investments for 2024 considering the remote work trend, the Bank expects to invest approximately COP 772.9 billion (10.4% increase from 2023) mainly on channels and digital offers, data analytics and equipment to support processing in non-productive environments and the evolution of the Enterprise Resource Planning (ERP), in addition to maintaining significant investments related to strategic projects such as its technological and digital transformation, cybersecurity and migration to cloud among others.

We also expect that in the medium-term capital expenditures associated with cybersecurity, migration to cloud, and digital offer continue being a priority for Bancolombia, mainly to maintain the strategy of operational excellence and customer experience.

The following table summarizes the Bank’s principal capital acquisitions and divestitures of interests in other companies, for the years ending December 31, 2023, 2022 and 2021:

		For the year ended December 31,
Capital acquisitions(1)	Type of investment	2023	2022	2021	Total
		In millions of COP
Purchases of investments
P.A. Nomad Central	Subsidiary	106,020	-	-	106,020
P.A. Calle 84(2)	Subsidiary	104,617	-	-	104,617
Holding Bursátil Regional S.A.(3)	Financial instrument	78,139	-	-	78,139
P.A. Galería la 33	Subsidiary	30,139	-	-	30,139
Pexton Holdings Limited	Financial instrument	3,681	-	-	3,681
P.A. Wenia	Subsidiary	2,210	-	-	2,210
FCP Fondo Inmobiliario Colombia	Subsidiary	-	816,081	-	816,081
Nequi S.A.	Subsidiary	-	150,000	-	150,000
P.A. Flor Morado Plaza	Subsidiary	-	140,000	-	140,000
Fideicomiso Lote B6 Ciudad del Río	Subsidiary	-	43,659	-	43,659
P.A. Florencia Ferrara	Subsidiary	-	6,933	-	6,933
P.A. La Felicidad	Associate	-	-	2,414	2,414
P.A. Madrid II	Associate	-	-	1,954	1,954
Expenditures
Sistema de Inversiones y Negocios S.A.	Subsidiary	75,505	27,109	-	102,614
Wenia Ltd.	Subsidiary	61,566	9,620	-	71,186
Compañía de Financiamiento Tuya S.A.	Joint venture	62,500	55,000	24,500	142,000
Wompi S.A.S (before Vlipco S.A.S.)	Subsidiary	41,000	20,706	9,974	71,680
P.A. Nomad Salitre	Subsidiary	27,930	21,560	-	49,490
P.A. El Bosque	Associate	16,665	40,231	-	56,896
Ecosistemas Digitales S.A.S.	Joint venture	8,642	5,149	1,565	15,356
P.A. Mercurio	Subsidiary	7,833	249,492	-	257,325
Bancolombia Capital Holdings USA LLC	Subsidiary	8,488	7,916	5,705	22,109
P.A. El Otoño	Associate	8,055	23,926	-	31,981
P.A. Distrito Vera	Associate	6,227	-	-	6,227
P.A. FAI Calle 77	Subsidiary	3,469	62,041	-	65,510
P.A. Muverang	Joint venture	3,305	1,750	2,220	7,275
P.A. Viva Malls	Associate	3,192	-	-	3,192
P.A. Laurel	Joint venture	3,156	22,927	-	26,083
Servicios de Identidad Digital S.A.S.	Associate	2,433	7,267	4,539	14,239
P.A. Blup	Joint venture	2,353	-	-	2,353
P.A. Mirador de la Ciénaga	Associate	155	1,965	1,329	3,449
Agricapital S.A.S.	Associate	97	322	1,254	1,673
Protección S.A.	Associate	-	61,728	-	61,728
VILIV S.A.S. (In liquidation)	Joint venture	-	1,498	4,050	5,548
Others		3,199	62,207	27,901	93,307
Total acquisitions		670,576	1,839,087	87,405	2,597,068

(1) The amounts in this table correspond to the consideration paid as a result of the acquisition of each investment.

(2) The amount includes the capital acquisitions in P.A. Calle 84 (2) and P.A. Calle 84 (3).

(3) In November 2023, the integration of the stock exchanges of Colombia, Chile, and Peru was perfected, resulting in the creation of the Regional Stock Holding. As a result of this integration, 5,992,160 shares of the Bolsa de Valores de Colombia S.A. were delisted for COP 56,146, and 3,606,223 shares were recognized in the Regional Stock Holding for COP 78,139, this transaction generated an income in results of COP 21,993, see Note 25.5. Dividends and net income on equity investments. The Bank retains 134 shares that were not included in this transaction, valued at COP 2.

		As of December 31,
Capital divestitures(1)	Type of investment	2023	2022	2021	Total
		In millions of COP
Sales of investments
Bolsa de Valores de Colombia	Financial instrument	56,146	-	-	56,146
Fideicomiso Lote B6 Ciudad del Río	Subsidiary	34,031	-	-	34,031
Residual Rights	Financial instrument	8,958	16,056	122,988	148,002
Diversitures
P.A. La Felicidad	Associate	3,636	-	-	3,636
P.A. Boreal	Associate	864	452	3,300	4,616
Proteccion S.A.(2)	Associate	-	161,529	-	161,529
P.A. Viva Malls	Associate	-	14,361	13,279	27,640
Valores Simesa S.A.	Subsidiary	-	-	1,130	1,130
International Ejecutiva de Aviación S.A.S.	Associate	-	-	1,148	1,148
P.A. Distrito Vera	Associate	-	-	749	749
Others		724	13,269	48,241	62,234
Total divestitures		104,359	205,667	190,835	500,861

(1) The amounts in this table correspond to the consideration received as a result of the sale of each investment.

(2) On December 5, 2022, the spin-off of Protección S.A. was registered and the company Asulado Seguros de Vida S.A. was formed, with respect to which the Bank sold its interests to SURA Asset Management S.A., to comply with the authorized investment regime.

B.                BUSINESS OVERVIEW

B.1       GENERAL

COMPANY DESCRIPTION

Bancolombia is a full-service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of nearly 30 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-Government owned banking network, El Salvador’s leading financial conglomerate, Guatemala’s fourth-largest bank, Panama’s second-largest bank and off-shore banking subsidiaries in Panama and Puerto Rico, in each case measured by amount of net loans.

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

PRODUCTS AND SERVICES

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

Ecosystems: Instead of focusing exclusively on banking services, the Bank seeks to offer a wide range of financial and non-financial solutions, which impact close to nine million clients. Therefore, Ecosystems are comprehensive solutions leveraged by technology, designed to achieve the evolution of our value proposition. In the long run, Ecosystems will eventually gather and articulate every other customer-centric Bank´s solutions. Moreover, the Bank obtains a competitive advantage by being involved in and supporting all aspects of its clients’ lives, using data transactions to understand the customer’s life stages and the business processes of the companies.

Nequi (Digital): Nequi is a digital platform that has a strong focus on financial inclusion, user-friendly services and intensive use of technology. Nequi is a 100% digital platform that operates independently from the Bank´s brand and aims to address real financial needs of today's clients with a wide range of possibilities enabled by technology. Nequi is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with the Bank’s branch network. Nequi offers saving accounts, a digital debit card, PayPal integration, nano-loans and third-party non-financial services, like utilities, entertainment and transportation among others, to over 18.5 million users in Colombia and over 154 thousand in Panama.

Nequi's business will be separated from the Bank in order to unlock its business value and to enhance the development of the new company. The separation is expected to take place in the first half of 2024, subject to determination of the actual timeframe with the Colombian Superintendency of Finance (the “Superintendency of Finance”) , and is intended to be achieved through the establishment of a financing company (“Compañía de Financiamiento”). This process consists of the following two stages: (i) formation of this financing company, consisting of the incorporation (upon registration of the public deed of incorporation, which has been completed) and operational authorization procedure before the SFC; and (ii) once the operational authorization is obtained, the assignment of assets and contracts corresponding to Nequi’s business from the Bank to the newly incorporated financing company. Although Nequi provides financial services, other strategies are being developed in integrated experiences through alliances with third parties.

Sustainable finance: Special credit lines designed to support our customers involved in making a positive impact on the environment and society. This includes, a sustainable credit line, for projects that promote the use of clean technologies, renewable energies, energy efficiency, clean fuels, and reduction of waste and emissions. This also includes Sustainable/ESG credit lines for certified sustainable businesses, a gender-focused sustainable credit line, and a retail banking sustainable credit line. Some of these credit lines are available in Colombian pesos and U.S. dollars, enabling our clients to support sustainable businesses in international supply chains.

NEW PRODUCTS OR SERVICES

The Bank continues its efforts to diversify and innovate in its product portfolio. Below is a brief description of the new   products and services introduced in 2023:

Clubs: In 2023, we introduced the ‘Clubs App’ and ‘Education App’ to our clients in the clubs and education sectors, aiming to assist them in managing their services, payments and collections, thereby enhancing the experience provided to members, parents and students. We employ a technology for service and data management, allowing us to connect to the information systems of the clubs and education centers to enhance communication with end users. Within this application, we have implemented a payments module, allowing users to make payments and deposits for services used and expenses incurred by them through the Wompi payment gateway. Currently, two companies have integrated the 'Education App' into their operations, and four have integrated the ‘Clubs App’.

Credit Card 100% Digital: In December 2023, we introduced the “MasterCard Única Virtual” a fully digital credit card operating under the MasterCard franchise. This card is available solely to the Bank’s customers whose credit limits range from COP 500,000 to COP 10,000,000, accessible through our App. The card is issued via customer self- management on the App and it can be activated instantly, empowering customers to engage in seamless transactions both in physical and digital retail environments. For in-store transactions, the card requires tokenization through the Bank’s supported digital wallets. Meanwhile, utilizing this card for online purchases mirrors the user experience of other credit cards within the Bank’s portfolio.

Integrating credit: In order to contribute to the development of the country's productive landscape across all stages of the agricultural value chain, we launched a new credit line in 2023. This option allows large and medium-sized companies to  access special financing rates for settling accounts payable to their suppliers, provided that these suppliers are small and medium-sized producers in the agricultural sector.

Assistance for Bancolombia “A la mano” Accounts: In 2023, we introduced the new product “Asistencia A la mano”, which is offered via telephone. This is directed towards individuals who are low-income clients with no prior experience with banking products, specifically those who have low deposit amounts in our mobile phone-based savings account 'Bancolombia A la mano.' With this product, our goal is to ensure well-being for customers, their families and their pets. More than 23,000 assistance policies were acquired by our customers in 2023.

Cancer Insurance: In October 2023, we launched a fully digital insurance providing coverage for individuals in the case of a cancer diagnosis, accidental death or death caused by cancer. This insurance can be acquired by the Bank’s customers aged 18 to 70, with the monthly cost starting at COP 6,000 and with coverage ranging from COP 10 million to COP 100 million. Additionally, this insurance offers free virtual services with focus on nutrition, health and education.

Protected-Family Plan: In June 2023, we introduced a digital insurance designed for clients who want to extend the advantages of insurance coverage to their families. This plan comes at a cost of COP 30,299 per month, providing coverage in the event of accidental death and benefits that can be shared with up to six family members. These benefits encompass home medical assistance, ambulance services in case of emergencies, telemedicine, access to a network of specialized doctors at preferential rates, funeral expenses in the event of death, and discounts with partner businesses.

Buy now, pay later (BNPL): Launched in March 2023, this product is the Bancolombia response to the BNPL global trend. We offer loans with no monthly interest, to pay purchases in 4 equal monthly installments. Since March 2023, we have had this product available for an average of three million customers each month, making amounts available between USD 25 and USD 750 for them to use when making purchases. When using the product, customers pay a fee upfront for the loan origination and then pay the complete amount of their purchase in four equal installments with automatic monthly debits, free of interest. Merchants receive the purchase payment instantly from the bank, and pay variable fees based on the size of the purchase made by the user. This strategy aims to boost financial inclusion, allowing access to credit for underserved segments, focusing on smaller credit amounts (60-70% under 100 USD) that can go up based on payment history.

New Dollar Liquidity Income Fund: The objective of the Collective Investment Fund is to provide investors with a low- duration fixed income investment instrument with exposure to the behavior of the U.S. Dollar, in a short-term investment horizon.

New Closed Fixed Income Fund V: The objective of the New Closed Fixed Income Fund V is to provide a 1-year term fund with an investment strategy that seeks to obtain rates similar to or higher than other investment alternatives in the local fixed income market. This is achieved through investment in a combination of AAA-rated fixed income securities and interest rate hedges (SWAP).

Nequi: Top-ups and bill payments: In 2023 Nequi continued to grow the top-ups and bill payment offers to customers. In 2024, Nequi launched four new options: Tigo, Wom, Marketing Personal and Punto Red (an aggregator with ten main bill payments in Bogotá, Cali and Norte de Santander).

Nequi also began marketing different lines of insurance offered by insurers such as Seguros Mundial, Suramericana and Cardif through the app and launched three new insurances: segurísimo: personal accidents insurance, civil liability insurances, travel insurance.

In 2023, Nequi launched a contactless functionality to the Nequi debit card that enables customers to make physical payments using their cellphones trough the Nequi app, Google Pay and Garmin Pay.

Sustainable finance: Special credit lines designed to support our customers involved in making a positive impact on the environment and society. This includes a sustainable credit line, for projects that promote the use of clean technologies, renewable energies, energy efficiency, clean fuels, and reduction of waste and emissions. This also includes Sustainable/ESG credit lines for certified sustainable businesses, a gender-focused sustainable credit line, and a retail banking sustainable credit line. Some of these credit lines are available in Colombian pesos and U.S. dollars, enabling our clients to support sustainable businesses in international supply chains.

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

During 2023, inflation remained above the target range, encouraging the Central Bank to maintain high interest rates, resulting in lower demand for liquidity, loans and increasing investments in term deposits. On the other hand, although demand deposits decreased during the year, the last quarter showed significant growth in savings and checking accounts.

However, we do not consider the seasonality of demand deposits to have a significant impact on our business, since the excess/shortage of liquidity has been managed through the treasury portfolio.

B.4            RAW MATERIALS

The Bank is not dependent on sources or availability of raw materials.

B.5            DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales, and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), an ATM network, online and computer banking, telephone banking, mobile phone banking services, and points of sale (or “Puntos de Atención Cercano”), among others. Transactions performed through electronic channels represented more than 95.22% of all transactions in 2023, compared to 95.59% of all transactions in 2022. In addition, as of December 31, 2023, Bancolombia had a sales force of approximately 14,400 employees.

The following are the distribution channels offered by Bancolombia as of December 31, 2023

Branch Network

As of December 31, 2023, , Bancolombia’s consolidated branch network consisted of 969 offices, including 578 Bancolombia S.A. offices, 63 Renting Colombia offices, 91 Banco Agricola offices, 39 Banistmo offices, 155 BAM offices and 43 offices from other subsidiaries.

	Number	Number	Number
	of	of	of
Company*	branches	branches	branches
	2023	2022	2021
Bancolombia S.A.(Colombia)	578	583	620
BAM (Guatemala)	155	157	156
Renting Colombia	63	65	46
Banco Agrícola	91	90	93
Banistmo	39	39	39
Valores Bancolombia	19	19	17
Fiduciaria Bancolombia	8	7	7
Financomer	3	4	4
SUFI	2	2	2
Inversiones CFNS S.A.S.	2	2	2
Banca de Inversión	2	2	2
Bancolombia Panamá	1	1	1
Bancolombia S.A Panamá Branch	1	1	1
Valores Banistmo	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1
Arrendadora Financiera S.A.	1	1	1
Valores Banagricola, S.A. de C.V.	1	1	1
Bancolombia Capital Holding LLC (Miami)	1	1	—
Transportempo S.A.S	—	1	1
Total	969	978	995

*	For some subsidiaries, the main office is considered a branch.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as retail stores open to the public, to provide financial services and transactions in locations where banks and financial institutions have limited or no presence. As of December 31, 2023, Bancolombia has a total of 35,431 banking correspondents, including 28,468 in Colombia, 626 in Panama, 5,386 in Guatemala and 951 in El Salvador.

Puntos de Atención Móviles “PAM”

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2023, there were a total of 523 PAMs (494 in Colombia, 11 in Guatemala and 18 in El Salvador). Panama does not report PAMs

Kiosks

Kiosks are located inside the Bank’s branches, malls, and other public places and are used to provide the Bank’s clients with the possibility of conducting a variety of self-service transactions. As of December 31, 2023, there were a total of 498 kiosks, 210 in El Salvador and 288 in Colombia.

Automated Teller Machines “ATMs”

Bancolombia has a total of 6.080 ATMs, including 5,170 in Colombia, 572 in El Salvador and 338 in Panama. BAM sold its ATM network (155 ATMs) to the company 5B in November 2023 and has outsourced the ATM service to that company.

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

Mobile Banking Service

Our clients can conduct a variety of transactions using their cell phones, including fund transfers between Bancolombia accounts, account balance inquiries, QR code payments and payment of bills and invoices.

Business Connections Banking Service

The Bancolombia Business Connections service is a differentiating feature of our entire range of solutions, consisting of a direct connection between bank servers and the client through which transactions and documents exchange are carried out; the aim of which is to supplement the interaction with both our cash management and factoring products. Furthermore, it offers a secure, efficient, and impeccable option for clients to handle their funds and particularly their cash management needs in general.

B.6            PATENTS, LICENSES AND CONTRACTS

The Bank is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers). However, the Bank has entered into contracts with third parties who provide certain key services that are important to the Bank’s business. These services include core banking services, online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services, and technological infrastructure, including cloud services where the Bank’s data will be stored, among others.

B.7            COMPETITION

Colombian Financial System Description

Overview

During the last years, the Colombian banking system has been experiencing an expansion period marked by a series of mergers and acquisitions that have taken place within the sector. In 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2,234 million. In addition, Bancolombia Panama acquired 40% common shares of Grupo Agromercantil for USD 217 million. During the same year, Grupo Aval acquired 100% of the Guatemalan Reformador Financial Group (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. Furthermore, in 2013, several competitors started operations in Colombia: Itau BBA entered the market with an investment bank, as did BNP Paribas; Credicorp acquired Correval (a local brokerage firm); Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta; Banco Santander re-entered the Colombian market with a bank; and the Chilean company Larrain Vial started operations with a brokerage firm.

In 2014, the entry of new entities continued as the financing company Hipotecaria, specialized in mortgage loans, began operations in March 2014; also, in June, Corpbanca completed the acquisition of Helm Bank, maintaining Corpbanca’s brand. During the same year, the bank GNB Sudameris acquired 99.9% of HSBC Colombia’s capital operating as GNB Colombia and expanding operations to Paraguay, Peru, and Uruguay. In 2015, the Chilean group CorpBanca merged with Brazil’s Itaú, and Bancolombia sold 50% of Tuya SA shares to Grupo Exito. During the same year, Bancolombia also increased its stake in Grupo Agromercantil to 60% and subsequently acquired its full ownership in 2020.

Several banks underwent transformations, such as Serfinanza, which transitioned from a commercial financing company to the 26th bank in the financial system in February 2015. Additionally, in 2020 four financing companies went through changes in their shareholdering structures: in January, Credifinanciera acquired Procredit Bank rebranding it Banco Credifinanciera; in April, Coltefinanciera acquired the rights and obligations of Multibank which ceased to act as a bank; Leasing Bancoldex merged with Arco Bancoldex in August; and Pagos Internacional was acquired by Banco W in November. In 2021 Lulo Bank became the first digital bank, and in December of that year BTG Pactual transitioned from an insurance brokerage to the 28th bank in the financial system. Furthermore, in 2022 Banco Unión, previously called “Giros y Finanzas”, shifted from a commercial financing company to operate as the 29th Bank in the financial system.

As of December 31, 2023, according to the SFC, the main participants in the Colombian financial system were 29 commercial banks (18 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 financial corporations and 17 financing companies. In addition, trust companies, cooperatives, insurance companies, insurance brokerage and securities intermediaries, special state-owned institutions, and severance payments and pension funds also participate in the Colombian financial system.

Market and Credit Institutions’ Evolution in 2023

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

Loan growth at Colombian credit institutions was 1.9% in 2023, compared to 16.9% in 2022. Commercial loans grew by 2.3% in 2023, compared to 16.7% in the previous year. Consumer loans decreased 2.4% in 2023, compared to the 18.3% growth in 2022. Mortgage loans increased 8.3% in 2023, compared to 14.6% growth in 2022, and small business loans grew 11.3% in 2023 compared to 14.6% in 2022.

The credit institutions level of past-due loans as a percentage of the total loan portfolio, increased from 3.67% at December 31, 2022 to 5.0% at December 31, 2023. In addition, the coverage ratio, measured as the ratio of allowances for loan losses (principal) to PDLs (overdue 30 days), ended 2023 at 123.31%, compared to 159.94% at the end of 2022.

At December 31, 2023, the loan portfolio represented 62.44% of assets, less than the previous year proportion which was 63.97%. Investments and derivatives transactions, as a percentage of total assets increased from 21.15% at the end of 2022 to 21.45% at the end of 2023. Deposits increased as a percentage of total liabilities from 70.61% in 2022 to 72.90% in 2023.

Credit institutions recorded COP 1.012 trillion in total assets at December 31,2023, representing a 4.0% increase compared to the previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 94.82% followed by financial corporations with 3.04%, financing companies with 1.66%, and financial cooperatives with 0.49%.

The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 18.05% at December 31, 2023 (including banks, financial corporations, financing companies and financial cooperatives), which is above the minimum legal requirement of 9% pursuant to Decree 1477 of 2018.

Bancolombia and its Competitors

The following table shows a comparison between the key profitability, capital adequacy and loan portfolio quality indicators for Bancolombia and its main competitors unconsolidated, based on IFRS information as applicable under Colombian regulations and published by the SFC.

					Past-due loans/		Allowance s/
	ROE(1)		ROA(2)		Total loans		Past-due loans		Capital Adequacy
	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22
Bancolombia	16.1%	17.9%	2.3%	2.8%	4.6%	3.2%	150.8%	192.1%	18.1%	18.3%
Banco de Bogotá	6.8%	15.0%	0.9%	2.0%	4.4%	3.7%	124.7%	168.0%	18.6%	17.0%
Davivienda	0.8%	7.9%	0.1%	0.8%	6.9%	4.8%	97.1%	128.9%	16.7%	19.9%
BBVA	3.2%	15.1%	0.2%	0.9%	3.8%	2.7%	131.1%	187.9%	12.4%	13.3%
Banco de Occidente	8.3%	10.6%	0.6%	0.9%	4.0%	3.0%	127.8%	167.9%	11.7%	12.4%
Itaú Corpbanca	0.9%	1.8%	0.1%	0.2%	4.3%	3.7%	134.4%	154.6%	14.7%	15.8%
Scotiabank Colpatria	(10.1)%	5.3%	(0.7)%	0.4%	5.2%	3.7%	110.4%	124.9%	11.8%	11.5%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.
(2)	ROA is return on average assets

The following tables illustrate Bancolombia and its main competitors market share on an unconsolidated basis with respect to various key products, based on figures published by the SFC for the years 2023 and 2022:

Total Net Loans

Market Share

Total Net Loans – Market Share (%)	2023	2022
Bancolombia	26.8%	26.8%
Davivienda	15.6%	16.7%
Banco de Bogotá	12.4%	11.4%
BBVA	11.4%	10.9%
Banco de Occidente	7.0%	6.5%
Scotiabank Colpatria	4.7%	5.3%
Itaú Corpbanca	2.9%	3.2%
Others	19.2%	19.2%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts

Market Share

Checking Accounts – Market Share (%)	2023	2022
Bancolombia	26.9%	27.8%
Banco de Bogotá	18.3%	19.3%
Davivienda	11.1%	11.9%
BBVA	10.5%	11.2%
Banco de Occidente	8.7%	8.2%
Itaú Corpbanca	2.7%	2.6%
Scotiabank Colpatria	2.6%	2.5%
Others	19.2%	16.5%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits

Market Share

Time Deposits – Market Share (%)	2023	2022
Bancolombia	22.5%	21.5%
Davivienda	16.9%	15.4%
BBVA	13.4%	13.8%
Banco de Bogotá	12.5%	11.8%
Banco de Occidente	5.4%	6.6%
Scotiabank Colpatria	5.5%	5.2%
Itaú Corpbanca	3.4%	3.6%
Others	20.4%	22.2%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Saving Accounts

Market Share

Saving Accounts – Market Share (%)	2023	2022
Bancolombia	29.7%	29.1%
Davivienda	13.6%	15.3%
BBVA	11.2%	10.1%
Banco de Bogotá	10.0%	10.0%
Banco de Occidente	8.5%	7.2%
Scotiabank Colpatria	4.0%	5.6%
Itaú Corpbanca	2.1%	2.1%
Others	20.9%	20.6%

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Banco Agrícola and its Competitors

During 2023, Banco Agrícola continued to lead the Salvadoran financial system and ranked first in terms of total assets, loans, total deposits, stockholders’ equity and profits. The information presented in the following tables relate Banco Agrícola and its competitors on a stand-alone basis and was prepared based on publicly available information of Superintendencia del Sistema Financiero (SSF) prepared in accordance with El Salvador accounting standards.

Until 2022, the data used was sourced from Asociación Bancaria Salvadoreña (ABANSA). However, starting in 2023, in order to fully reflect the Salvadoran financial system and to show more precise information, the source used was changed to Superintendencia del Sistema Financiero (SSF) for all periods covered.

The following table illustrates the market share for the main institutions of the Salvadoran financial system as of  December 31, 2023:

	Assets	Stockholders` Equity	Loans	Deposits	Profits
Banco Agrícola	24.2%	25.6%	24.8%	24.4%	38.5%
Cuscatlán	17.1%	17.5%	17.9%	17.1%	16.1%
Davivienda	13.2%	14.1%	14.4%	13.6%	10.5%
BAC	14.2%	13.5%	15.3%	14.6%	13.0%
Hipotecario	9.7%	7.5%	6.5%	9.9%	6.7%
Promérica	5.9%	5.0%	6.1%	6.1%	2.6%
Others	15.7%	16.8%	15.0%	14.3%	12.6%

Source: SSF (Superintendencia del Sistema Financiero)

The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by Superintendencia del Sistema Financiero (SSF), as of December 31, 2023 and 2022:

Total Loans

Market Share

Total Loans - Market Share (%)	2023	2022
Banco Agrícola	24.8%	25.2%
Cuscatlán	17.9%	18.1%
Davivienda	14.4%	14.8%
BAC	15.3%	14.7%
Hipotecario	6.5%	7.1%
Promérica	6.1%	5.9%
Others(1)	15.0%	14.2%

(1) During 2022, Banco Azul absorbed Banco G&T Continental operations in El Salvador.

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2023	2022
Banco Agrícola	19.7%	19.5%
Cuscatlán	17.1%	18.5%
Davivienda	11.9%	11.7%
BAC	22.1%	23.5%
Hipotecario	7.1%	6.9%
Promérica	6.9%	7.3%
Others(1)	15.2%	12.6%

(1) During 2022, Banco Azul absorbed Banco G&T Continental operations in El Salvador.

Time Deposits

Market Share

Time Deposits - Market Share (%)	2023	2022
Banco Agrícola	14.2%	15.8%
Cuscatlán	14.9%	16.3%
Davivienda	14.9%	15.4%
BAC	13.4%	13.3%
Hipotecario	16.2%	13.6%
Promérica	7.1%	6.9%
Others(1)	19.3%	18.7%

(1) During 2022, Banco Azul absorbed Banco G&T Continental operations in El Salvador.

Saving Accounts

Market Share

Saving Accounts- Market Share (%)	2023	2022
Banco Agrícola	38.7%	39.5%
Cuscatlán	19.5%	19.6%
Davivienda	13.6%	13.0%
BAC	10.0%	10.3%
Hipotecario	5.5%	5.6%
Promérica	4.4%	4.5%
Others(1)	8.3%	7.5%

(1) During 2022, Banco Azul absorbed Banco G&T Continental operations in El Salvador.

Banistmo and its Competitors

Banistmo, a leading company in Panama, is the second largest bank in the country with 9.3% market share by loans. The following table illustrates the market share for the main institutions of the Panamanian financial system as of December 31, 2023.

	MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	8.2%	8.3%	9.3%	10.3%	4.7%
Banco General	13.4%	11.9%	13.4%	19.8%	26.1%
Global Bank	6.5%	3.9%	7.5%	7.3%	1.3%
Banesco	3.8%	2.8%	4.4%	5.7%	1.7%
BAC	8.6%	24.2%	6.0%	8.7%	27.1%
Others	59.5%	48.9%	59.4%	48.2%	39.1%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

The following tables illustrate the market share of Banistmo and its main competitors, based on figures published by the Superintendency of Banks of Panama as of December 31, 2023 and December 31, 2022:

Total Loans

Market Share

Total Loans - Market Share (%)	2023	2022
Banistmo	9.3%	10.0%
Banco General	13.4%	13.9%
Global Bank	7.5%	8.1%
Banesco	4.4%	4.4%
BAC	6.0%	5.9%
Others	59.4%	57.8%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Saving Accounts

Market Share

Saving Account - Market Share (%)	2023	2022
Banistmo	11.2%	12.1%
Banco General	30.9%	30.0%
Global Bank	7.2%	7.5%
Banesco	7.0%	7.1%
BAC	4.3%	3.9%
Others	39.4%	39.4%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2023	2022
Banistmo	9.9%	11.3%
Banco General	24.0%	24.4%
Global Bank*	4.3%	4.2%
Banesco	8.7%	7.6%
BAC	10.9%	10.2%
Others	42.2%	42.4%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Time Deposits

Market Share

Time Deposits - Market Share (%)	2023	2022
Banistmo	10.0%	10.4%
Banco General	14.2%	15.0%
Global Bank*	8.3%	8.6%
Banesco	4.3%	4.2%
BAC	9.9%	10.3%
Others	53.3%	51.6%

Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

BAM and its Competitors

BAM is the fifth largest bank in the banking system in Guatemala measured by total assets, deposits, and stockholders’ equity, and the fourth in terms of net loans.

As of December 31, 2023, the “Superintendencia de Bancos de Guatemala” or “SIB” has under its supervision and inspection, 18 banking entities.

In the beginning of 2023, Nexa, S.A. became part of the Guatemala banking system, being the first fully digital bank to compete with existing large banking entities.

The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB.

The following table illustrates the market share for the main institutions of the Banking system at the year ended on December 31, 2023:

	MARKET SHARE
	Assets	Stockholders’ Equity	Net Loans	Deposits	Profits
Banco Industrial	29.2%	23.6%	29.1%	27.6%	28.4%
Banrural	20.7%	23.1%	15.5%	22.2%	28.2%
Banco G&T Continental	12.3%	11.7%	11.0%	12.5%	11.1%
BAC-Reformador	8.6%	7.6%	10.5%	8.8%	4.8%
Banco Agromercantíl	8.2%	7.2%	10.5%	7.9%	2.8%
Bantrab	7.8%	11.5%	8.5%	8.0%	9.4%
Banco Promerica	5.2%	5.5%	6.8%	4.9%	6.5%
Others*	8.0%	9.7%	8.1%	8.1%	8.8%

* Others . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.

Source: Superintendencia de Bancos de Guatemala (SIB).

The following tables illustrate the market share of BAM on a stand-alone basis and its main competitors, based on figures published by the SIB, under Guatemalan banking regulations as of December 31, 2023, and 2022:

Net Loans

Market Share

Net Loans - Market Share (%)	2023	2022
Banco Industrial	29.1%	28.9%
Banrural	15.5%	15.6%
Banco G&T Continental	11.0%	11.2%
Banco Agromercantíl	10.5%	11.9%
BAC-Reformador	10.5%	11.0%
Bantrab	8.5%	8.0%
Banco Promerica	6.8%	6.2%
Others*	8.1%	7.2%

* Others. . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.

Source: Superintendencia de Bancos de Guatemala (SIB).

Checking Accounts

Market Share

Checking Accounts - Market Share (%)	2023	2022
Banco Industrial	33.7%	33.2%
Banrural	23.2%	23.5%
Banco G&T Continental	12.7%	13.1%
BAC-Reformador	11.6%	12.2%
Banco Agromercantil	6.2%	6.3%
Banco Promerica	3.1%	2.9%
Bantrab	2.1%	1.9%
Others*	7.5%	6.9%

* Others. . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.

Source: Superintendencia de Bancos de Guatemala (SIB).

Time Deposits

Market Share

Time Deposits - Market Share (%)	2023	2022
Banco Industrial	23.6%	25.6%
Banrural	16.6%	16.5%
Bantrab	14.8%	13.5%
Banco Agromercantil	9.5%	10.3%
Banco G&T Continental	8.6%	8.8%
BAC-Reformador	8.4%	8.5%
Banco Promerica	8.4%	7.9%
Others*	10.1%	8.9%

* Others. . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.

Source: Superintendencia de Bancos de Guatemala (SIB).

Saving Accounts

Market Share

Saving Accounts - Market Share (%)	2023	2022
Banrural	28.9%	29.0%
Banco Industrial	25.3%	23.7%
Banco G&T Continental	17.9%	19.9%
Banco Agromercantil	8.0%	8.5%
Bantrab	6.3%	6.2%
BAC-Reformador	5.7%	5.4%
Banco Promerica	2.0%	1.9%
Others*	5.9%	5.3%

* Others. . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.

Source: Superintendencia de Bancos de Guatemala (SIB).

B.8            SUPERVISION AND REGULATION

Colombian Banking Regulators

The Colombian Constitution grants power to the Congress of Colombia to prescribe the general legal framework of the financial system and within such framework the Government issues regulations. Multiple agencies are vested with the authority to regulate the financial system, including the board of directors of the Central Bank, the Ministry of Finance and Public Credit (the “Ministry of Finance”), the Superintendency of Finance (“SFC”), the Superintendency of Industry and Commerce (“SIC”) and the Self-Regulatory Organization (“Autoregulador del Mercado de Valores” or “AMV”). The following is a description of their functions:

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

The SFC is the authority responsible for licensing, supervising and regulating financial institutions. The SFC has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The SFC is also responsible for monitoring, supervising and regulating the market for publicly traded securities in Colombia.

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

Decree 2555 of 2010 compiles regulations that were previously issued in separate decrees, including regulations regarding banking, insurance and securities market activities, capital adequacy requirements, financial institutions’ corporate governance and principles relating to the determination, dissemination and publication of rates and prices of products and financial services, and lending activities.

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

The Government has issued several decrees pursuant to its authority under Law 1870, including Decree 774 of 2018, which regulates capital adequacy requirements for financial conglomerates, and Decree 1486 of 2018, which regulates the criteria to determine related parties, risk concentration limits and conflicts of interest. These regulations provide that when financial institutions fulfill capital adequacy requirements and solvency ratios on a standalone basis, authorities may not impose solvency ratios on the financial conglomerate as a whole.

The law also reinforced the mechanism for the resolution of credit institutions - deposit-taking institutions under Colombian Law - by establishing the concept of the bridge bank, an entity used to facilitate the purchase of assets and transfer of liabilities from failing institutions.

Pursuant to the financial conglomerates regime, Grupo de Inversiones Suramericana S.A. has significant influence and, therefore, is the financial holding company of Bancolombia only for the purposes of the financial conglomerates framework. These regulations require Grupo de Inversiones Suramericana S.A. to: (i) continue strengthening the Bank’s Corporate Governance System as a Financial Conglomerate; (ii) review the risk management and capital adequacy models; and (iii) strengthen the internal control and information reporting systems of the companies that make up the conglomerate under this framework. The SFC has authority to implement applicable regulations and, accordingly, from time-to-time issues administrative resolutions and circulars.

Key interest rates

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (“interés bancario corriente” or “IBC”), certified and calculated by the SFC as the weighted average rate of interest ordinarily charged by banks for loans made during a specified period. The certification process is carried out for the following credit portfolios: consumer & ordinary; low amount loans; and microcredit (which is divided into five different loan modalities).

In 2023, two regulatory changes resulted in the lowering of the interest rate limit for specific credit portfolios: (i) Decree 455 of 2023 divided the microcredit into five categories depending on amount and geographical characterization (rural-urban); and (ii) the SFC modified the calculation methodology to be based on weighted average instead of simple average.

As of December 31, 2023, the current banking interest rate certified by the SFC for the different credit portfolios are: (i) 25.04% for consumer & ordinary loans, (ii) 38.76% for low amount loans, and (iii) 32.00% in average for the remaining five microcredit categories rates.

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

For more information, see “Item 5. Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy.”

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. The minimum capital requirement for banks, including Bancolombia, for 2024 is COP 133,321 million. Failure to meet such requirement can result in the taking of possession (“toma de posesión”) of the Bank by the SFC (see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation – Bankruptcy Considerations”).

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

According to External Resolution No. 20 of 2020 of Banco de la República, which amends External Resolution No. 5 of 2008 issued by the Colombian Central Bank, credit institutions must maintain reserves of (i) 8.00% over private demand deposits, government demand deposits, other deposits and liabilities; (ii) 3.50% over term deposits with maturities fewer than 540 days and (iii) 0% over term deposits with maturities equal to or more than 540 days.

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

Large Exposures and Concentration Limits

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

The government, through Decree 1533 of 2022 and the SFC’s External Circular 003 of 2024, adopted the Basel Committee’s international standard on Large Exposures (LEX), which from August 2025 will modify the current rules of legal lending limits. The set of new regulations establishes: (i) a 25% exposure limit of Tier 1 Capital with respect to the same counterparty or group of connected counterparties; (ii) the definition of a Large Exposure as an exposure that represents more than 10% of the Tier 1 Capital; (iii) metrics that align the measurement of exposures with metrics on the risk-weighted assets in terms of capital adequacy; and (iv) the criteria for the  identification of connected counterparties, including control relationship, financial conglomerates, and economic interdependence.

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

Bankruptcy Considerations

Colombian banks and other financial institutions are subject to special rules regarding insolvency, restructuring and liquidation. Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. The SFC also conducts periodic visits to financial institutions and may impose capital or solvency obligations on financial institutions without taking control of such financial institutions

The SFC may intervene in a bank’s business: (i) prior to the liquidation of the bank, in order to prevent the bank from entering into a state where the SFC would need to take possession by taking one of the following recovery measures (“institutos de salvamento”): (a) submitting the bank to a special supervision regime; (b) issuing a mandatory order to recapitalize the bank; (c) placing the bank under the management of another authorized financial institution, acting as trustee; (d) ordering the transfer of all or part of the assets, liabilities and contracts of the bank to another financial institution; (e) ordering the bank to merge with one or more financial institutions that consent to the merger; (f) ordering the adoption of a recovery plan by the bank pursuant to guidelines approved by the government; (g) ordering the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; or (h) ordering the progressive unwinding (“desmonte progresivo”) of the operations of the bank; or (ii) at any time, by taking possession of the bank to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the SFC.

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

To protect the customers of commercial banks and certain financial institutions, Resolution 1 of 2012 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance. Banks must pay an annual premium of 0.30% of total funds received on saving accounts, checking accounts, certificates of deposit and other deposits, which is paid in four quarterly installments. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank up to a maximum of COP 50,000,000 regardless of the number of accounts held.

Risk Management Systems

Commercial banks must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; (v) money laundering and terrorism; (vi) counterparty; (vii) interest rate risk in the banking book; and (viii) country risk.

Through External Circular 018 of 2021, the SFC issued the regulatory framework for the Comprehensive Risk Management System (“Sistema Integral de Administración de Riesgos”, or “SIAR”), which is effective since June 1, 2023, except for certain provisions related to risk data aggregation and reporting, which became effective since December 31, 2023. These provisions require financial entities to have a global vision of the risks to which they are exposed, since it integrates the management of credit, market, operational, liquidity, counterparty, guarantee, insurance and country risks.

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

With respect to market risks, commercial banks must follow the provisions of the External Circular 100 of 1995 issued by the SFC (“Basic Accounting Circular”), which defines criteria and procedures for measuring a bank’s exposure to interest rate, foreign exchange, and market risks. Under such regulations, banks must submit to the SFC information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Colombian banks are required to calculate, for each position on the statement of financial position, a volatility rate and a parametric value at risk (“VaR”), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the SFC.

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

Financial entities are also required to meet the Net Stable Funding Ratio (“Coeficiente de Fondeo Estable Neto” or “NSFR”) requirements. The NSFR requires credit institutions, such as the Bank, to maintain a stable funding profile in relation to the composition of their assets. The NSFR is a ratio that seeks to limit excessive dependency on unreliable financing sources for strategic assets which are often illiquid. The NSFR is defined as the amount of Available Stable Funding, which includes equity and liabilities that will remain with the credit institution for more than one year. This ratio should be equal to at least 100% on an ongoing basis (Fondeo Estable Disponible or “FED”) of the amount of Required Stable Funding (“Fondeo Estable Requerido”). The ratio started to be reported on March 31, 2020. Nonetheless, the External Circular 013 of 2023 maintained until August 31, 2025 the 25% weighting for the FED in demand and term deposits (less than six months) of financial entities and open collective investment funds, noting that this does not affect the schedule of convergence and compliance with the regulatory minimum of the NSFR in the terms established in External Circular 019 of 2019.

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

Following international best practices to better manage adverse movements in interest rates, External Circular 025 of 2022 recently incorporated (within the SIAR), includes requirements related to interest rate risk in the banking book (IRRBB). To adequately manage the present or future risk on capital and earnings, the aforementioned External Circular considers the Economic Value of Equity (EV) affected by possible changes in the value of assets/liabilities and the Net Interest Margin (NIM), affected by possible changes in income/expenses. Regarding country risk, the Bank must implement a model that accounts for the potential losses it could incur with respect to financial operations abroad, including equity investments, due to a deterioration in the economic and/or socio-political conditions of the receiver country.

Internal Control System Framework

The SFC updated its Internal Control System Framework by issuing External Circular 008 of 2023 with the goal of converging towards best international practices and promoting the development of robust corporate governance structures, collecting the recommendations included in the Internal Control—Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the Three Lines Model of the Chartered Institute of Internal Auditors (IIA) and the guidelines defined by the Basel Committee on Banking Supervision (BCBS) on corporate governance. These new rules come into effect on May 16, 2024.

Cybersecurity Rules

External Circular 007 of 2018 issued by the SFC, modified by External Circular 033 of 2020, contains the cybersecurity risk framework for financial institutions. These rules were adopted to enhance cyber risk management and promote the adoption of best practices. The frameworks (i) provides financial entities with a set of minimum requirements with respect to information security and cybersecurity management, (ii) defines a single taxonomy to standardize the reporting of metrics and incidents related to information security and cybersecurity and (iii) adopts the Traffic Light Protocol (TLP).

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993; the External Circular 029 of 2014 issued by the SFC modified by External Circular 011 of 2022 ; and the Colombian Criminal Code, as amended.

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

Payments System

In 2023, Colombia decided to promote an Immediate Payments System (“SPI” in Spanish) framework consistent with international practices in this area, such as those of Brazil with Pix and the United States with its recent FedNow system. Resolution 6 of 2023 and  Circular DSP-465 issued by the Central Bank sets out the legal framework establishing a new payment ecosystem, that will be managed by the Central Bank and will allow the interoperability of technologies, systems and entities in an interbank instant payments infrastructure, making use of secure communication protocols and advanced encryption standards. According to the announced schedule, which contemplates five implementation phases, the project will be completed in the first quarter of 2025.

Regulatory Framework for Subsidiaries that are Non-Participants in the Financial Sector

Bancolombia’s Colombian subsidiaries that do not provide financial services are governed by the laws and regulations embodied in the Colombian Civil Code and the Colombian Commercial Code as well as any regulations issued by the SIC and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by such subsidiaries.

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

Among the countries where Bancolombia operates, Colombia and Panama have signed an IGA Model 1. In addition, certain subsidiaries of Bancolombia located in other countries have transmitted directly to the IRS the information required pursuant to FATCA, since those other countries have not entered into an IGA.

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

Financial Regulation in Panama

The banking business in Panama is regulated by Law Decree 9 of 1998 (as amended to date, including by means of Law Decree 2 of 2008, the "Banking Law"). Pursuant to the Banking Law, the Superintendency of Banks of the Republic of Panama (the “Superintendency of Banks of Panama”), as banking supervisor, has the power to issue accords and resolutions to regulate the banking system. These regulations focus mainly on matters such as bank licensing, corporate governance, banking supervision (consolidated and individual or sub consolidated), capital requirements, capital adequacy, liquidity requirements, risk management (credit, market, liquidity, country, asset and liability, operational, information technology, electronic banking), external audit, on-site inspections, reporting, compliance, changes of control, mergers and acquisitions, confidentiality, money laundering, voluntary liquidation, administrative and operational control, reorganization, bankruptcy, sanctions, client protection and dispute resolution.

To implement Basel III capital standards, the Superintendency of Banks of Panama issued Accord 1-2015 establishing capital adequacy standards. This accord establishes new requirements for the composition of a banking entity's capital base, as well as for capital adequacy ratios, including the core Tier 1 capital ratio and the Tier 1 capital ratio, all in line with Basel III standards. This accord became effective in June 2016 and, as of January 1, 2019, the new rules were fully implemented.

In addition, in October 2023, the Superintendency of Banks of Panama issued Accord 5-2023, which establishes rules on the capital conservation buffer to ensure that banks accumulate reserves that can be used in the event of incurring losses.  According to this new Accord, banks must establish a capital conservation buffer of 2.5% of risk-weighted assets (credit, market and operational), comprised of ordinary primary capital and in addition to all minimum regulatory capital requirements.  This accord will become effective as of July 1, 2024, and banks will have until July 2026 to comply with it.

In terms of liquidity, banks with a general license are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks of Panama. Additionally, banks with a general license are required to maintain assets in Panama of not less than 60% of their local deposits or any other percentage set by the Superintendency of Banks of Panama. Under the Banking Law, central bank deposits and other similar deposits of international reserves of sovereign states enjoy immunity from seizure or attachment proceedings. In 2018, the Superintendency of Banks of Panama, moving forward with the implementation of Basel III liquidity standards, issued a Liquidity Coverage Ratio (“LCR”) Accord that requires general license banks to maintain high-quality liquid assets in relation to their short-term net cash outflows.  Daily compliance with the LCR (high-quality liquid assets as a percentage of net cash outflows) was implemented progressively, starting in December 2018 with a compliance rate of 25%, reaching a compliance rate of 100% in December 2022.

The Superintendency of Banks of Panama has also issued regulations consistent with Basel III standards regarding capital requirements for market risk in the trading book, regulations to improve country risk management and operational risk management, as well as governance and controls relating to investment in securities.

Panamanian regulations also require all financial institutions to maintain a legal reserve for certain obligations. The Superintendency of Banks of Panama may require additional marginal reserves. The exact level and method of calculation of these reserve requirements is established by the Superintendency of Banks of Panama.

Regarding credit risk, in March 2016, the Superintendency of Banks of Panama issued Agreement 3-2016, which establishes rules for the determination of risk-weighted assets applicable to on- and off-balance sheet credit exposures, which are more risk-sensitive in line with Basel II and Basel III standards. This Accord introduced the treatment of counterparty exposures in derivative transactions, as well as credit risk mitigation techniques, such as the treatment of financial guarantees.

In Panama, banks are prohibited from granting, directly or indirectly, to any natural or legal person, including any entity that is part of a bank's economic group, any loan or line of credit, guarantee or any other obligation (other than credit facilities fully secured by deposits in the bank) in favor of such person that exceeds at any time, individually or jointly, 25% of the bank's total regulatory capital. Related party obligations (as such term is defined in the applicable regulations) exceeding (i) 5% of its total capital, in the case of unsecured transactions, and (ii) 10% of its total capital, in the case of secured transactions (other than loans secured by deposits with the bank) are prohibited.

Banks, banking group companies and non-bank and non-financial affiliates are subject to inspection by the Superintendency of Banks of Panama, which must take place at least once every two years. The Superintendency of Banks of Panama is empowered to request from any bank or company belonging to the economic group of which a bank in Panama is a member, the documents and reports corresponding to its operations and activities.

The Superintendency of Banks of Panama is empowered to assume administrative and operational control of a bank, including the possession of its assets and the exercise of its administration, to defend the best interest of the bank's depositors and creditors, under any of the following grounds: (i) at the request of the bank; (ii) if the bank is unable to continue its operations without endangering the interests of depositors; (iii) as a consequence of the evaluation of an advisor's report; (iv) failure to comply with measures ordered by the Superintendency of Banks of Panama; (v) if the bank conducts its operations in an illegal, negligent or fraudulent manner; (vi) if the bank has suspended payment of its obligations; and (vii) if the Superintendency of Banks of Panama determines that the capital adequacy, solvency or liquidity of the bank has deteriorated in such a manner as to require the intervention of the Superintendency of Banks of Panama. Upon expiration of the administrative control period, the Superintendent will decide whether to proceed with the reorganization of the bank, the compulsory liquidation of the bank or the return of administrative and operational control to the directors or legal representatives of the bank.

The Superintendency of Banks of Panama is also in charge of the supervision and oversight of the trust business, regulated by (i) Law 1 of 1984 which establishes aspects such as minimum requirements for trust contracts, characteristics of trusts, rights and responsibilities of settlors, trustee and beneficiaries and (ii) Law 21 of 2017 which strengthens the supervisory and regulatory capacities of the Superintendency of Banks of Panama with respect to the trust business and imposes rules with respect to trust licensing, accounting, corporate governance and reporting.

Other regulations in Panama

Securities market activities in Panama are subject to the supervision, control, and oversight of the Superintendency of the Securities Market of the Republic of Panama (the “Superintendency of the Securities Market of Panama”). These activities are mainly regulated by Law Decree 1 of 1999 (as amended to date, the "Securities Law"), which establishes the regulatory framework for the Panamanian securities market. Among the most important aspects of the Securities Law are: (i) the establishment of a system of coordination and cooperation among financial supervisors, which allows for a broader supervision of financial conglomerates; (ii) the creation of the Superintendency of the Securities Market of Panama, as a supervisory entity replacing the former National Securities Commission; (iii) the authorization to the Superintendency of the Securities Market of Panama to carry out consolidated supervision, as the national supervisor of intermediaries with agencies abroad, and to enter into cooperation agreements with foreign supervisors to facilitate consolidated supervision; (iv) the regulation of foreign currency exchange as a securities activity; (v) the introduction of provisions regarding the clearing and settlement of securities and financial instruments; and (vi) the creation of new participants to promote over-the-counter transactions.

The main aspects of the securities business covered by the Securities Law and the accords and resolutions issued by the Superintendency of the Securities Market are (i) licensing requirements for securities brokers, investment advisors, fund managers and self-regulatory organizations, (ii) registration requirements for risk rating agencies, providers of securities prices, securities, public offerings, funds and providers of securities market administrative services, (iii) authorization to solicit proxy votes in respect of registered securities, (iv) public offering notification requirements for the acquisition of registered shares, (v) options, futures and derivatives contracts, (vi) custody, clearing and settlement of securities, (vii) penalty and sanction procedures, (viii) voluntary liquidation, reorganization and bankruptcy of broker-dealers, self-regulatory organizations, funds and fund administrators, (ix) reporting by registered issuers of securities, broker-dealers, investment advisers, funds, fund administrators, self-regulatory organizations and other registered entities, (x) on-site inspection of broker-dealers, investment advisers, self-regulatory organizations, funds, fund administrators, securities market administrative service providers, securities pricing providers and rating agencies, (xi) capital requirements, liquidity requirements, risk assessment, confidentiality, conflict of interest, suitability, compliance and asset laundering of securities brokers and (xii) communication of material events by registered securities issuers.

Panama has also enacted a series of laws to prevent, detect and sanction money laundering activities such as: (i) Executive Decree 947 of 2014 reorganizing the Financial Analysis Unit for the Prevention of Money Laundering, Terrorism Financing, and Financing of the Proliferation of Weapons of Mass Destruction (the "UAF"), (ii) Law 23 of 2015 adopting measures to prevent money laundering, terrorism financing, and financing of the proliferation of weapons of mass destruction, and (iii) Executive Decree 35 of September 6, 2022 which regulates Law 23 of 2015 and establishes the measures that banks and other regulated entities must adopt for the prevention, identification and reporting to the UAF of suspicious transactions.

Law 23 of 2015 and Accord 7-2015 issued by the Superintendency of Banks of Panama establish that the following, among others, are considered financial regulated entities for purposes of money laundering, financing of terrorism or any other illicit activity: (i) banks; (ii) banking groups; (iii) trust companies; (iv) finance companies; (v) leasing companies; (vi) factoring companies; (vii) credit, debit or prepaid card processing entities; (viii) entities issuing means of payment and electronic money; (ix) money remittance companies and exchange houses; (ix) companies providing any other service related to trust companies. These entities must take the necessary measures to prevent their operations and/or transactions from being used for money laundering, financing of terrorism or any other illicit activity, including tax evasion.

Following the recommendations of the Financial Action Task Force (“FATF”), Panama enacted Law 70 of 2019, which amended the Criminal Code imposing the penalty of imprisonment for persons who engage in tax fraud, and Law 254 of 2021, which includes provisions on tax transparency, prevention of money laundering, and accounting records, due diligence, and beneficial owners.

Panama has also made progress in adopting international standards on transparency and cooperation in tax matters. In October 2016, Panama approved the agreement with the U.S. government to improve international tax compliance and to implement FACTA; in February 2017, it approved the Convention on Mutual Administrative Assistance in Tax Matters; and in October 2020 it approved the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base

Erosion and Profit Shifting. All the above has enabled the exchange of information on tax matters between Panamanian tax authorities and a broader set of countries to implement these commitments. In May 2017, the obligations and responsibilities of banking institutions with respect to due diligence procedures to identify reportable accounts were set forth in regulations, as well as the responsibilities with respect to the control measures and information requirements necessary to comply with international agreements.

Cybersecurity Regulation

Panama has several laws that regulate incidents related to technological means.

The Criminal Code establishes penalties of two to four years of imprisonment to anyone who unduly enters or uses a database, network, or computer system, as well as to anyone who unduly seizes, copies, uses or modifies the data in transit or contained in a database or computer system, or interferes, intercepts, hinders or prevents its transmission.  It also establishes penalties of four to six years of imprisonment for anyone who alters, modifies, or manipulates programs, databases, networks, or computer systems to the detriment of a third party. This penalty is five to eight years of imprisonment if the act is committed by the person in charge or responsible for the database, networks, or computer system or by the person authorized to access them, or when the act was committed by the person using privileged information.

Law 81 of 2019 and Executive Decree No. 285 of 2021 establish the principles, rights, obligations, and procedures that regulate the protection of personal data. Law 81 of 2019 requires the persons responsible for the processing of personal data contained in databases to establish protocols, processes and procedures for management and secure transfer, protecting the rights of data owners over their data.

In 2013, Panama approved the Budapest Convention on cybercrime, by which Panama committed, among other things, to adopt legislative measures related to computer crimes and crimes against confidentiality, integrity and availability of data and computer systems. Additionally, through Resolution No. 17 of September 10th, 2021, the National Council for Government Innovation approved the National Cybersecurity Strategy for the period 2021-2024.

Law 51 of 2008 and Executive Decree 24 of 2019 define and regulate electronic documents and signatures and the provision of technological storage services of documents and certification of electronic signatures and adopts other provisions for the development of electronic commerce.

The Superintendency of Banks through Accord 8-2010 established provisions for the integral comprehensive management of risks to banks, including information technology risk and through Accord 3-2012 developed the measures that banks must adopt in relation to information technology risk, which include, among others, establishing policies, strategic plans and procedures, as well as the allocation of necessary resources for information technology management and having an information technology committee which will oversee the management of the bank's information technology. Additionally, Accord 6-2011 establishes the guidelines for electronic banking and related risk management. Finally, Accord No. 006-2016 establishes guidelines for risk management regarding money laundering, terrorism financing and financing of the proliferation of weapons of mass destruction, which may arise with respect to new products and new technologies

Financial Regulation in El Salvador

Decree 592 of 2011, entitled “Supervision and Regulation of the Financial System” (“Ley de Supervisión y Regulación del Sistema Financiero”) was enacted to strengthen the State’s organization, adapting all supervision and regulatory institutions to the economic reality of the financial system. Decree 592 states that the Superintendency of the Financial System of El Salvador and the Central Reserve Bank of El Salvador are mandated to supervise all members of the financial system and to approve the necessary regulation for the adequate application of Decree 592.

The main objectives of Decree 592 are to maintain stability in the Salvadorian financial system, to guarantee efficiency, transparency, security and solidity within the system, and to bring all its members in compliance with this law, and other applicable laws and regulations, all in accordance with best international practices.

The Superintendency of the Financial System of El Salvador is responsible for the supervision of the individual and consolidated activities of all the members in the Salvadorian financial system, as well as the people, operations and entities described in the law.

Decree 592 establishes all the powers and duties of the Superintendency of the Financial System of El Salvador, some of which are: (i) to fulfill and enforce the regulations applicable to the entities subject to its supervision and issue all the necessary instructions for compliance of the laws applicable to the system; (ii) to authorize the establishment, function, operation, intervention, suspension, modification, revocation of authorizations and closure of all members of the system, in accordance with regulations. In the event of closure, the Superintendency of the Financial System of El Salvador will coordinate with the entities involved the actions established by the law; (iii) risk prevention through the monitoring and management of the members within the system with a view toward the prudential management of liquidity and capital adequacy; (iv) facilitation of an efficient, transparent and organized financial system; (v) to require that all supervised entities and institutions be managed in accordance with the best international practices of risk management and corporate governance; and (vi) all other legal requirements.

In 2015, the Salvadorian congress amended Decree 592 to include within the scope of the supervision of the Superintendency of the Financial System of El Salvador all legal entities dedicated to the money transfer business. In 2016 another amendment to Decree 592 was enacted to define the requirements that must be met by valuation experts when elaborating valuation reports in connection with guarantees of loans granted by financial entities.

Banking Law of El Salvador

In 1999, Salvadorian congress enacted Decree 697, which regulates the financial intermediation activities and other operations performed by banks. Banks are required to establish the regulatory reserve requirements set by the Superintendency of the Financial System of El Salvador in accordance with the deposits and liabilities of each bank. According to the Central Reserve Bank of El Salvador regulations, the reserve requirements for Salvadorian banks as of December 31, 2023 are:

Ordinary Reserve Requirements
%
Checking accounts	16%
Saving accounts	14.5%
Time deposits	11.5%
Borrowings from foreign banks	3%
Long-term debt(1)	5%- 15%

(1)15% for long-term debt with maturity above one year and 15% for long-term debt with maturity less than one year. Investment Certificates with maturity equal or more than 5 years with mortgage guarantee, are not obliged to have reserves.

* Transitional regime. Beginning from September 2023 to March 2024, and changing progressively.

Monetary Integration Law of El Salvador

The Monetary Integration Law adopted the U.S. dollar as the legal currency, establishing a fixed exchange rate of 8.75 colones per USD 1.00. The colón continues to have unrestricted legal circulation, but the Central Reserve Bank of El Salvador has been replacing it with the U.S. dollar each time colón bills and coins are used in commercial transactions.

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

Investment Funds Law of El Salvador

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

In 2016, the Central Reserve Bank of El Salvador enacted Technical Standards (“Normas Técnicas”) to apply this Law including those related to permitted transactions by the investment funds, and those related to the disclosure of information, among other things.

Financial Inclusion Law of El Salvador

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

On June 14, 2022, amendments to the Financial Inclusion Law were approved. These amendments modify the requirements of the Simplified Account, creating; (a) Simplified Account with up to 3 minimum wages, and (b) Simplified Account with 3 to 6 basic monthly wages. Accounts can be opened with no minimum amount and by anyone from the age of 16. The Central Reserve Bank of El Salvador enacted certain Technical Standards to apply the amendments to the Financial Inclusion Law, including limits applying to transactions and balances, as well as other regulations.

In El Salvador, the labor law establishes minimum wages. The value of each wage is decided and reviewed at least every two years by the National Minimum Wage Council. Currently, the basic  commerce and services sector monthly wages is US$365 per month.

On October 10, 2022, the amendments to the technical standards to carry out operations and provide services through physical, digital and mobile banking correspondents, and administrators of banking correspondents (NASF-11) entered into force. These amendments have enabled banking services, to be offered in locations where banks and financial institutions have limited or no presence, through the use of technology.

Consumer Protection Law of El Salvador

This law has been in force in El Salvador since September 2005. Its purpose is to protect consumers rights in order to ensure balance, certainty and legal security in their relationships with commercial establishments, including financial institutions, retailers and suppliers. The law also, created the institutional framework to enable enforcement of the law and safeguard consumer’s rights.

The law applies to commercial activities generally, e-commerce included, but also has specific regulations that apply to financial services providers, especially regarding obligations and prohibitions, as well as setting limits for the amounts of bank fees and surcharges, and contract requirements.

The Central Reserve Bank of El Salvador has enacted certain technical standards in order to apply this law.

Bitcoin Law of El Salvador

On June 8, 2021, the Congress of El Salvador enacted Legislative Decree 57 with the purpose of regulating Bitcoin as legal tender in any type of transaction carried out in El Salvador (“Bitcoin Law”). The Bitcoin Law has been in force since September 7, 2021.

Pursuant to the Bitcoin Law, the Central Reserve Bank of El Salvador, with the Registry of Suppliers of Bitcoin Services, must register any supplier of bitcoin services (such as custody services, exchange services, payment processors or wallets services), prior to starting operations in El Salvador. In order to obtain that registration, the supplier must comply with all mandatory requirements, including a Bitcoin Service Provider’s business qualification, financial condition, legal and regulatory compliance, risk management and controls, money laundering risk prevention systems, terrorist financing, information security and operational resistance.

Other regulations related to the implementation of Bitcoin as legal tender that have been issued are the NRP-29 Technical Standards to facilitate the participation of financial entities in the Bitcoin ecosystem, and the guidelines for the authorization of the operation of the technological platforms for Bitcoin and Dollar services. The Central Reserve Bank of El Salvador approved both of these regulations on September 7, 2021.

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

Cybersecurity in El Salvador

The Technical Standards for Information Security Management (NRP-23) have been in force since July 1, 2020. The purpose of this standard is to establish the minimum criteria for information security management and cybersecurity according to the nature, size, and risk profile of entities, as well as the volume of their operations and international best practices.

On March 8, 2022, Technical Regulations on Cybersecurity Measures in Digital Channels entered into force (NRP-32. The main purpose of these regulations is to regulate  cybersecurity measures of financial entities, including the information, financial products and services that financial entities provide to their clients through digital channels and how data is collected, processed, transmitted and stored.

On May 2022, a Cybersecurity Policy was issued by the Government, which includes the review of the current legal framework, the creation of a specialized legal commission to verify tools related to computer crimes, and the creation of networks for the exchange of information on computer crimes between actors in the judicial system, at local and international levels.

Enforcement Matters in El Salvador

On June 7, 2022, the new standard of the Financial Investigation Unit (“FIU”) of the Attorney General of the Republic, for the Prevention, Detection and Control of Money Laundering and Assets, Funding of Terrorism and Funding of the Proliferation of Weapons of Mass Destruction became effective. This standard brought about substantial changes to the processes for receiving and monitoring cash transactions in branches, particularly in terms of the level of detail required in relation to the identity of the people carrying out the operations, as well as in the issuance of reports and monitoring of international transactions. On September 27, 2023, new changes to these standards came into effect. One key change is that the highest governing body of the relevant institution will limit compliance reporting to only the internal and external auditor. Entities supervised by the Superintendency of the Financial System need to present to its Board of Directors a compliance report by its auditor. The reforms also place special emphasis on the importance of verifying customer identity before establishing business relationships. More rigorous measures were established for client profiling in situations involving high-risk individuals or Politically Exposed Persons (“PEP”).

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

Reforms to the “Law Against Money Laundering and Other Assets” are currently in process. These reforms will allow regulated entities to apply “simplified, standard or intensified” measures to identify clients and the origin of their funds, and establish the National System for the Prevention, Control and Punishment of Money Laundering, Financing of Terrorism and the Proliferation of Weapons of Mass Destruction. These changes are part of the efforts regarding the Fourth Round of Mutual Evaluations carried out by the Financial Action Task Force of Latin America (GAFILAT).

Pension System in El Salvador

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

Financial Recovery Regulations in El Salvador

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

Digital Assets Issuance Law of El Salvador

Congress issued the Digital Assets Issuance Law, effective since February 2, 2023. Its objective is to generate a regulatory framework that enables and ensures the transfer of digital assets in public offering issues. This law enables an alternative market to the traditional stock market.

E-government and Modernization in El Salvador

There are several efforts by the government aimed at modernizing the state, including the approval in September 2023 of the General Law of Digital Modernization of the State, which involves a strategic partnership with Google LLC, as well as the establish of provisions necessary for the implementation, development, digital transformation and modernization of the Salvadoran State. These efforts also include initiatives to create a new country image, attract tourism and investment and generate state efficiency.

Electoral System Changes, Municipal Recomposition and Congress Deputies Decrease in El Salvador

Deep reforms were issued to the electoral system on July 2023, which added a recomposition of municipalities (from 262 to 44) and districts, and a decrease in the number of Congress Deputies from 84 to 60.

Financial Regulation in Guatemala

Decree No. 16-2002, Guatemalan Central Bank Law (“Ley Orgánica del Banco de Guatemala”), sets forth the scope of the activities of Banco de Guatemala in its capacity as Central Bank of the country. The Decree establishes Banco de Guatemala’s fundamental purpose, which involves contributing to the creation and maintenance of the most favorable conditions for the development of the national economy. This includes facilitating the monetary, foreign exchange and credit conditions that promote stability in general prices.

Pursuant to Decree No. 16-2002, Banco de Guatemala´s main objectives are: (i) being the sole issuer of the national currency, (ii) ensuring the effective functioning of the national payments system, (iii) ensuring an adequate liquidity level in the banking system, (iv) receive in deposit the bank reserves and legal deposits referred to in the law, and (v) managing international reserves.

Decree No. 16-2002 also regulates the activities of the Monetary Board as governing body of the Banco de Guatemala financial system. Pursuant to Decree No. 16-2002, the Monetary Board has roles with respect to the Guatemalan financial system, including to: (i) determine and assess the monetary, currency exchange and credit policies of the country; (ii) ensure liquidity and solvency of the national banking system; (iii) regulate aspects related to bank reserves and legal deposits; (iv) regulate the Banking Clearing House Chamber; (v) authorize the investment policy of international monetary reserves; and (vi) establish the minimum reserves required in order to strengthen the Banco de Guatemala´s net worth; (vii) issue regulations regarding the financial system and financial activities, and; (viii) review provisions or standards submitted for consideration by the Superintendency of Banks of Guatemala or by Banco de Guatemala for approval, among others.

The Superintendency of Banks of Guatemala is created and regulated by Decree No. 18-2002 Bank Supervision Law (“Ley de Supervisión Financiera”). The Decree establishes the scope of the Superintendency´s of Banks of Guatemala regulatory and supervisory activities within the financial system. Thus, the Superintendency of Banks of Guatemala is in charge of the supervision of entities such as the Banco de Guatemala, banks, financial corporations, credit institutions, bond entities, insurance entities, warehouse deposit companies, currency exchange offices, financial groups and holding companies of financial groups, and other entities.

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

Decree No. 19-2002 allows financial institutions to form financial groups or conglomerates under the common control of a holding entity or to designate one of the group's financial entities as their holding company. To form such conglomerates of financial groups, it is necessary for the financial group to have a bank. Identification as a financial group does not imply that the financial group becomes a separate legal entity. Rather, the purpose of such identification is to enable the Superintendency of Banks of Guatemala to carry out its supervisory tasks on a consolidated basis.

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

Decree No. 67-2001, the Law against the Laundering of Money or Other Assets (Ley Contra el Lavado de Dinero u Otros Activos), and Governmental Agreement No. 118-2002, Regulations to the Law against the Laundering of Money or Other Assets (Reglamento de la Ley Contra el Lavado de Dinero u Otros Activos), were promulgated for the purpose of preventing, controlling, monitoring and punishing the laundering of money or other assets derived from the commission of any crime, as well as:  These regulations created the Financial Intelligence Unit within the Superintendency of Banks of Guatemala under the name of Special Verification Inspectorate (IVE), which is responsible for ensuring the purpose and compliance with this law.

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

Resolution JM-117-2009, which is the Regulation for the Management of Liquidity Risk (Reglamento para la Administración del Riesgo de Liquidez), has the purpose of establishing the minimum aspects that must be observed by banks, financial companies and offshore entities, for the management of liquidity risk, for liquidity risk management strategy that incorporates the credit profile of the institution, with prudential policies and processes that identify, quantify, monitor and control this risk and be able to manage liquidity on a day-to-day basis, as well as contingency plans to deal with liquidity problems.

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

Resolution JM-47-2022, contains the Regulations for Credit Risk Management (Reglamento para la Administración de Riesgo de Crédito), which regulates the certain activities of banks, offshore entities and companies of a financial group that grant financing, such as the minimum information of applicants and debtors, and the valuation of credit assets. Among its main objectives is to issue regulation for the following aspects: (i) management of specific and dynamic reserves or provisions; (ii) [requiring] measurement with the expected loss given default ("PDI") model; and (iii) establishment of a new segmentation of credit assets such as consumer loans, home mortgage loans, productive loans and commercial loans. As of January 1, 2024, financial institutions will have to implement the requirements of this Resolution.

Resolution JM-67-2023 introduces important Amendments to the Regulation for Credit Risk Management, JM-47-2022 (Modificaciones al Reglamento para la Administración de Riesgo de Crédito, JM-47-2022) with the purpose of facilitating the implementation of the Manual for Credit Risk Management and helping to maintain the stability of the supervised banking system. Among the main provisions are the following: (i) modification of the procedure to gradually withdraw generic reserves or provisions from computable equity, (ii) calculation of Expected Losses and Dynamic Reserves or Provisions, (iii) general aspects of valuation and (iv) application of Internal Methodologies for the calculation of Expected Losses.

Resolution JM-76-2023 contains Amendments of the Accounting Instructions Manual for Entities Subject to Surveillance and Inspection of the Superintendency of Banks (Modificación del Manual de Instrucciones Contables para Entidades Sujetas a la Vigilancia e Inspección de la Superintendencia de Bancos), which seeks to standardize the accounting treatment for the use of the accounts "RESERVES FOR EVENTUALITIES" and "OTHER RESERVES"; given that it was determined that different creiteria were applied to the use of equity accounts.

Resolution JM-86-2023 contains a new Collective Insurance Regulation (Reglamento del Seguro Colectivo), aimed at modernizing the general legal framework for the management of collective insurance, focusing on optimizing performance and highlighting the duties of insurers in customer service and communication with policyholders, improving transparency and protection for policyholders. Some important aspects of the Collective Insurance Regulation include changes in placement and coverage guidelines, rules with respect to the use of electronic means for the contracting of insurance, among others.

Agreement No. 40-2023 which amends Agreement Number 6-2014 "Instructions for the Disclosure of Information by Banks, Financial Companies, Microfinance Entities, General Deposit Warehouses and Controlling Companies or Responsible Companies of a Financial Group" (Modificaciones el Acuerdo Número 6-2014 "Instrucciones para la Divulgación de Información por parte de los Bancos, las Sociedades Financieras, las Entidades de Microfinanzas, los Almacenes Generales de Depósito y las Empresas Controladoras o Empresas Responsables de un Grupo Financiero)  aims to develop a mechanism that establishes the minimum information that institutions must disclose and to ensure that there is sufficient, accurate and timely information for users and the public, which represents an important step in financial regulation and transparency through the modernizination of information transfer processes.

Agreement Number 41-2023 of the Superintendent of Banks of Guatemala, which amends Agreement Number 7-2014 "Instructions for the Disclosure of Information by Insurance and Reinsurance Companies" (Modificaciones al Acuerdo Número 7-2014 "Instrucciones para la Divulgación de Información por parte de las Aseguradoras y Reaseguradoras) The main aim of the Superintendency of Banks of Guatemala aims to improve the transparency and accessibility to certain financial information. Changes include updating disclosure guidelines and timeliness and accuracy requirements.

Cybersecurity in Guatemala

Resolution JM-104-2021 which is the Regulation for the Management of Technological Risk (Reglamento para la Administración de Riesgo Tecnológico), includes a chapter on cybersecurity. It details cybersecurity management, emphasizing the functions of identification, protection, detection, response and recovery. Institutions are required to consider and evaluate vulnerabilities, cyber threats, and cyber-attacks. Moreover, it mandates the development of protection policies to ensure the confidentiality, integrity, and availability of assets in cyberspace. It also addresses aspects of detection, response, and recovery from cyber incidents, as well as the organization of response teams and the inclusion of cybersecurity clauses in contracts with suppliers. The exchange of information between institutions is encouraged to strengthen cybersecurity management.

The Penal Code of Guatemala, Decree No. 17-73 (Código Penal de Guatemala), addresses cybercrimes. It includes provisions regarding the destruction, alteration and reproduction of computer records, as well as the creation of databases that impact individuals’ privacy. Additionally, it penalizes the manipulation of information for commercial or fiscal purposes, unauthorized use of computer records, and the distribution of destructive programs. These provisions aim to regulate and penalize actions that threaten the security and integrity of information in the digital sphere in Guatemala.

The Law for the Recognition of Electronic Communications and Signatures, Decree No. 47-2008 (Ley para el Reconocimiento de las Comunicaciones y Firmas Electrónicas), establishes the foundation for security in digital transactions and the validity of electronic communications. The Law on Access to Public Information, Decree No. 57-2008, ensures transparency and the right of access to information in public records, implying the protection of data and digital systems. Meanwhile, the Law on Simplification of Requirements and Administrative Procedures, Decree No. 5-2021, promotes efficiency and digitalization of processes, encouraging the adoption of cybersecurity measures in all governmental interactions and with citizens. Together, these laws reinforce the legal infrastructure for cybersecurity in Guatemala, promoting modernization and transparency in governmental management, and enhancing cybersecurity.

B.9        CYBERSECURITY FRAMEWORK

See Item 16 k. “Cybersecurity”

B.10 ESG

General approach to ESG

Since 2014, we have sought to deepen the integration of sustainability criteria in our product offering, our recommendations to the market and our investment strategy. This commitment is aligned with a global agenda, which is to comply with the United Nations Sustainable Development Goals (SDGs), designed to achieve more prosperous societies and protect the planet.

In the Group, we believe in responsible and sustainable investment, and we are aware that ESG criteria are essential to the conduct of our business. We seek to incorporate these criteria as a fundamental and integral element in all our investment processes. Leading indexes worldwide constantly monitor the performance of companies in environmental, social, economic, and corporate governance terms. Bancolombia is included in many of these indexes, encouraging the implementation of ESG practices.

We understand ESG as the environmental, social and governance issues that are relevant for the Group to endure over time, balancing the risks, opportunities and efficiencies that arise from this concept. With respect to environmental aspects, this covers our climate change strategy, decarbonization strategy and eco-efficiency strategy.  With respect to social aspects, this covers issues related to financial inclusion, gender, human rights and talent and culture strategies. With respect to economic and governance aspects, this covers Board of Directors governance, the fiscal strategy, the codes of ethics and conduct and the sustainable business strategy.

Regarding regulation of ESG matters, in Colombia, the Government issued Decree 151 of 2021, which reformed the information disclosure regime by securities issuers, such as the Bank, providing a two-year transition period for its implementation.  The Bank has identified the required disclosure under the TCFD and SASB (“Sustainability Accounting Standards Board”) and is establishing a disclosure framework to comply with the new regulations. We released the first report in March 2024 for Colombia Circular 031, which includes TCFD and SASB. Last, on March 6, 2024, the SEC adopted its climate-related disclosure rules that will required foreign private issuers, such as the Bank, to expand its climate-related disclosure in the future.

Environmental Dimension

We seek to identify the direct and indirect impacts of our activities and encourage the prevention, mitigation, and correction of them.

The strategy of our environmental management model is directly related to our business strategy. We have set up environmental policies, which include environmental and social risk analysis, environmental management, controversial issues in financing and investment, responsible investment, climate change and sustainable procurement.

As a field in constant evolution, climate occupies a top position in our broader environmental agenda, and we recognize that managing climate-related risks and opportunities is vital to the long-term sustainability of the Bank. For this reason, Bancolombia became one of the founding banks of the Net Zero Banking Alliance (NZBA). This is an industry-led Alliance, hosted by the United Nations Environment Program Finance Initiative (UNEP FI) and co-launched by the Financial Services Taskforce (FSTF). Under this alliance (NZBA), Bancolombia committed to; (1) transition all operational and attributable GHG emissions from our lending and investment portfolios to align with pathways to net-zero by mid-century, or sooner, including CO2 emissions reaching net-zero at the latest by 2050, consistent with a maximum temperature rise of 1.5°C above pre-industrial levels by 2100; (2) use decarbonization scenarios from credible and well-recognized sources; and (3) prioritize our efforts where we have, or can have, the most significant impact, i.e. the most GHG-intensive and GHG-emitting sectors within our portfolios, which are key to the transition to a net-zero carbon economy.

Bancolombia has identified physical and transition risks in some critical sectors in its loan portfolio and investments that can generate potential losses for the Bank. For more information on these risks, please refer to Item 3.D. Risk Factors – “The Bank is exposed to ESG risks that could affect the Bank’s financial condition and results of operations”. On February 2021, Bancolombia launched its Climate Change Policy to support our clients in the transitioning to a low carbon economy. This policy includes the following sectors: coal mining, coal-fired power generation, oil production, livestock, cement manufacturing, iron and steel manufacturing, air transport, shipping, and vehicle manufacturing. We have stated our commitment to provide no new financing to companies engaged in coal mining or coal-fired power generation and to progressively reduce our exposure to these sectors through 2030.  In 2023, we included unconventional sources of oil and gas (shale oil and gas, ultra-deepwater, Arctic oil, Amazon Basin oil, oil sands and liquefied natural gas) in the list of controversial activities to which we will not provide financing or invest in.

We measure and manage our scope 1, 2 and 3 emissions.

For our Scope 1 and Scope 2 emissions, we have defined a target of reducing our emissions by 95% for 2030 against a baseline for 2019. 2023 saw a reduction of 38% of Scope 1 and 2 emissions against 2022.

For Scope 3 categories 1 and 6 (purchased goods and services, business travel), the defined reduction target is 50% for 2030 with a baseline for 2019.  2023 emissions increased 3% in against 2022 as a result of the resumption of business travel.

A target for Oil & Gas has been defined using the Temperature Rating methodology developed by SBTi because no Sectoral Decarbonization Approaches (SDA) has been published for this sector.

Targets for the Cement and Power (including electricity derived from coal) have been defined using the Sectoral Decarbonization Approaches (SDA) published by SBTi.

The remaining sectors have been analyzed using a Temperature Rating approach, but we expect to update them as new SDA guidance and tools are released. This distribution may evolve as higher quality of data is incorporated into the analysis, e.g. emissions directly reported by clients, improved emission factors, among others.

We are implementing a strategy of engagement with our main clients from the critical sectors (i.e. those that have the highest financed emissions) to define science based targets, pathways for mitigating emissions, and commit to sectoral decarbonization approaches aligned with 1.5°C scenarios. During 2023 we engaged 25 corporate clients from the O&G, cement, power, agriculture, manufacturing, retail and food sectors, which together comprise around 25% of the financed emissions from our commercial loans portfolio, to better understand and support their climate strategies.

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

Our risk management system uses a risk map, in which we consolidate relevant information and knowledge from various experts that supplements the management of traditional financial risks with information on emerging risks such as climate change. We carry out this process annually, with the purpose of keeping the risk assessment updated and being able to adjust our strategy with respect to the most significant risks identified. As part of this process, climate change has been highlighted as a key risk since 2021 and integrated for analysis with other traditional financial risks. This approach allows us to strengthen our climate change responses and prepares us for opportunities in a changing business environment.

Bancolombia also defined a goal of financing the transition to a low carbon economy for an amount of COP 40 trillion by 2030. We are working to engage clients and ensure an adequate transformation of their practices towards a low-carbon economy.

In 2023 we applied a methodological process to measure the impacts of physical and transition risks, of certain of our clients, through the identification and prioritization of economic sectors that generate high levels of greenhouse gases. This process was carried out for the oil & gas, cement, and iron and steel economic sectors which are considered as highly intensive sectors in the generation of greenhouse gas emissions and managed through the ESG Risk Corporate Policy. This policy determines the support mechanisms for clients that are greenhouse gas emissions intensive and drives them towards a low-carbon economy which, in turn, facilitates the decarbonization of our portfolio. Likewise, in the prioritization process carried out in Bancolombia's credit portfolio in 2022, these sectors were also identified by their vulnerability to climate events and regulatory, technological and market changes.

In terms of physical risk, Bancolombia has developed assessments to quantify physical risks related to our clients and our own operation. These assessments consider the effect of physical risks on real estate guarantees, effects on loans guaranteed by trust vehicles and impacts on clients or industries affected by extreme climate events.

The identification and prioritization processes began in Bancolombia and then expanded to the other subsidiaries of the Group in 2024, following the recommendations of  UNEP-FI. This process covers various analyzes, such as dependence on natural resources, energy sources, operational assets, productive activities, as well as socio-environmental impact, among others.

We also assess transition risks that could arise, for example, from climate-related legislation and policy developments, and business trends and changes in consumer behavior related to climate change and technology (such as the process of transitioning to a lower-carbon economy). New climate-related regulations or interpretations of existing laws may result in enhanced disclosure obligations, which could negatively affect our clients and materially increase the regulatory burden and cost of compliance. In assessing the impact of transition risks on our clients, we consider aspects such as the cost of direct and indirect emissions, investments in capital expenditures (capex) and income.

To direct our efforts to the economic sectors that are most impacted by climate change, we have built a methodology that helps us prioritize certain physical and transition risks and the impact of such risks in our customers’ financial statements (for purposes of assessing credit risk). This methodology is based on the guidelines provided by UNEP-FI, allowing us to evaluate both risks in an consolidated way in line with the best international practices.

For physical risks, climate threats are analyzed using the representative concentration pathways proposed by the Intergovernmental Panel on Climate Change (IPCC) where scenarios are used to project different climate threats and evaluate the loss of value of operating assets and/or production losses due to the materialization of any of these threats.

The infrastructure of our buildings and transactional channels (branches, ATMs and correspondents) has been analyzed to assess their physical threats, which assessment covers the stages of identification, measurement and management of physical risks. In addition, insurance coverage for these risks has been analyzed and operational risks and business continuity processes have been put in place to define controls and strategies.  By understanding the joint vulnerability of our facilities to these climate threats, we strengthen our ability to implement mitigation and adaptation strategies that preserve Bancolombia’s operational continuity. The result of this assessment highlights the most critical locations.

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

During 2023, we strengthened the circular economy strategy and achieved the following results:

1.	Elimination of plastic cups in buildings and replacement with compostable cups in the areas where they are required and in the branches, with a campaign of culture and awareness of responsible consumption among employees.
2.	Partnership with the Ellen MacArthur Foundation, which allows us to mobilize and promote the transition to the circular economy in Colombia and the countries where we have a presence. We are the first company in Latin America to become a partner of the Foundation, which also has a presence in North America, Europe and Asia.

We have set long-term goals to align our actions and performance with global standards such as the SDGs (Sustainable Development Goals). We have defined climate change-related targets for scopes 1 and 2, i.e. for our direct operations. We are committed to reducing our emissions by 73% by 2024 compared to our 2019 emissions. This goal was established in accordance with the SBTi (Science Base Target Initiative) methodologies.

Social Dimension

We promote financial inclusion, gender equality, and investment in initiatives that reduce social gaps and improve the communities' wellness in the countries where we operate.

Since 2013, by declaring our Human Rights Policy, we made public our commitment to "respect, promote and remediate human rights" in compliance with the Universal Declaration on Human Rights, the ILO standards, and the laws of the countries where we operate. The Risk Committee supervises compliance, and all employees receive training regarding the policy.

In our pursuit of excellence, we have established a nurturing work environment that actively contributes to our employees and their family’s well-being and their personal development. Our goal is to be the preferred place where talent not only chooses to grow but also thrives. Collectively, we aspire to fulfill our overarching mission: advancing sustainable development for the benefit of all.

We actively measure emotional variables that allow us to monitor the success of those strategies and adjust actions according to the results based on the Employee's Voices and their daily experiences. In 2023, with a scale of 1 to 10, we obtained an engagement result of 9.24, (which includes Satisfaction of 9.25, and Recommendation of 9.46), corresponding to an employee net promoted score (ENPS) of 84.8.

Wellness, Harmony, and Employee Experience in a Hybrid World of Work:

To enhance the experience of our employees, we actively listen to their opinions through tools like ¿Y tú qué dices? (And what do you say?). This allows us to identify areas where we excel positively and those where we can improve our work environment. Additionally, we conduct a demographic analysis of our workforce using data voluntarily provided by our employees.

Our strategy contributes to the wellbeing of employees, suppliers, and customers. We have established safe workplaces, benefits, wellness programs for our employees and promotional and empowering initiatives to enhance individual, familiar, and communitarian healthy behaviors.

It includes the following initiatives:

-	We aim to create an environment where every employee feels heard, respected, and valued, where outstanding performance and well-being go hand in hand. We understand well-being as an individual decision with a collective impact transcending the company's boundaries.

-	Through the Management Report, The Top Management follows up on Safety and Health at Work and assesses the behavior and results of the comprehensive management system. The internal audit department also monitors compliance, ensuring respect for human rights and increasing the organization's sustainability.

-	As of December 31, 2023, 11,204 employees are part of flexible work arrangements in an organizational context where flexibility (80.4% of administrative employees), trust, and well-being are our principles for attracting and developing the talent our organization needs to achieve its purpose.

The Bank delivers different tools that increase the awareness of self-care and favor a balance between the employees' work and personal spaces. Such as:

-	Periodic occupational evaluations and executive medical checks.
-	Accommodations to employees with particular health conditions.
-	Programs that promote mental and cardiovascular health and activities that prevent stress and mitigate the effects of psychosocial factors.
-	Epidemiological surveillance systems monitor the main risks that impact health.
-	Investigation of incidents and implementation of remediation actions, evacuation drills, and emergency prevention plans.
-	Training of the employees and promotion on issues of emergency care and generating awareness about health and Safety at work
-	Promotion of financial welfare through education and personalized advice based on monitoring and analyzing employees' economic indicators.
-	Sport, recreational, cultural, and vocational activities for employees and their families.
-	Guidance to older adults (Senior Talent) in early retirement and retirement plans.
-	Positioning of the welfare strategy (talks and training) with a gender approach.

Diversity, Equity, Inclusion, and Human Rights:

For over 6 years, we have been implementing a strategy to establish a corporate policy ensuring equal opportunities for all individuals, regardless of gender, sexual orientation, abilities, or cultural identity.

We also have empowerment programs for women to help their growth within the organization so that they can identify and express “What They Want to Be” personally and professionally. The participation of women in senior management is 40% in 2023.

Several educational initiatives support gender equality and seek to enforce values of zero tolerance of any form of discrimination, gender-based violence, and work and sexual harassment.

We have the “Sistema Contigo” (WithYou System), which integrates different mechanisms for our interest groups to report any violation of Human Rights, discriminatory behavior, and other improper actions or conflicts of interest. Based on the findings, action plans are implemented. Through the Support Line, which is part of this system, in 2023, we provided psychological first aid to more than 1,156 employees.

We have also implemented programs related to care economics and responsible co-parenting. We launched the Creando Vínculos (Creating Bonds) initiative to encourage and support equal participation of both parents in caregiving tasks. Through this program, 76 employees were able to benefit from extended leave and the option to work from home to spend more time with their newborns.

Talent Attraction and Engagement:

We have processes designed to attract Talent with the skills, abilities, and attitudes required to achieve our Purpose. One of our goals is to ensure the professional development of our employees through an equitable vacancy procedure. In Colombia, 52.5% of our vacancies are filled through internal selection processes.

Our recruitment indicator average at the corporate level shows a natural process of talent renewal and allows us to attract new employees with innovative knowledge and new proposals. The Bank’s total and voluntary turnover rates for 2023 were 8.83% and 4.41%, respectively, representing a better performance than 2022, when they were 11.5% and 5.7%, respectively. Various events and initiatives were carried out to strengthen our brand and position ourselves as one of the Best Companies to work for in the countries where we operate. These initiatives were also focused on retaining employees with Key knowledge and, in turn, attracting new professionals in strategic areas, such as technology, cybersecurity, design, analytics, and artificial intelligence.

B Movement, our Culture Strategy:

2023 marks the third year since implementing our current culture strategy, which defines the traits and behaviors that “identify us and the way we act”, as well as the actions that are not tolerated within the organization. These values shape how we relate and make decisions at Bancolombia, emphasizing the importance of building close relationships based on trust, diversity, inclusion, equity, and collaboration, driving our consistent and transparent actions.

Employee development:

For us, knowledge is an asset that arises from experience, collective construction, experimentation, improvement, and interaction with others. For this reason, managing it is our priority to enhance team performance and thus avoid increasing our turnover rate.

Throughout 2023, we have made a substantial investment in developing our employees through various programs tailored to the strategic needs of the business and best practices. The aim is to contribute to the evolution of our employees, assisting them in reaching their best potential.

We define different mechanisms that seek the democratization of knowledge, facilitating the evolution of profiles and their enrichment through a structured, intentional, and comprehensive offer of content (Learning Schools, training maps, digital strategies, and scholarships) so employees manage to develop their learning behaviors according to the skills needed for today and the future.

In 2023, we invested more than 1,451,375 hours in training our employees, which resulted in an estimated value of more than USD 5,907,712.84, which included the following initiatives:

●	We invested around USD 305,560 in developing our Talent Pool. With this, we aim to anticipate future needs and challenges by comprehensively preparing the talents who will take on leadership roles within the organization.
●	In Colombia, we have six Learning Schools oriented towards reskilling and upskilling, where more than 9,000 employees were trained. In the reskilling schools, 60% of the participants moved forward within their career paths, and 49 employees chose to continue their training in one of the three Learning Specialized Paths in Data Science, Cybersecurity, or Software Development. In other geographies, eight Learning Schools allowed us to train more than 2,200 employees.
●	88.1% of our leaders acquired new knowledge and strengthened their skills in our Leadership Institute Certification.

Key material factors in the social dimension related to our clients and the community include:

●	Through our financial inclusion initiatives, we provide free financial services for people to access savings and credit in order to become financially empowered and improve their quality of life.
●	Our inclusion platforms such as, Bancolombia A la mano, have brought us closer to people of different ages, socioeconomic levels and geographic regions, as deposits are managed at no cost and 100% digitally. In 2023, App Bancolombia A la Mano had more than 6.35 million users, 41.197 clients accessed credit for the first time and more than COP 74 billion in resources mobilized.
●	In Bancolombia we believe that development is only sustainable if it is also inclusive and generates well-being for all people, without distinction. Therefore, during 2023 we consolidated a diversity, equity and inclusion (DEI) strategy in which we have been working on for more than 5 years with the aim of contributing to a world with fewer labels, in which each person can freely identify and promote their life project, without limits imposed by stereotypes.

This strategy that we created in 2022 led by a DEI team mobilizes all the necessary resources and capacities inside and outside the organization. Some of our achievements in 2023 are:

●	We received the Aequales certification, a recognition that only few other Colombian companies have received, which highlights the DEI Community that was created with our suppliers and allies to exchange knowledge and good practices on DEI topics. More than 300 business leaders in the country connected in 3 Community events, which we held during this year to talk about women in STEM roles (science, technology, engineering and mathematics), best DEI corporate practices and diversity’s business case.
●	Additionally, in 2023 we created a prize to recognize a Bancolombia’s supplier that stands out for its diverse talent and culture.
●	With the aim of strengthening an inclusive supply chain, we joined Sourcing2Equal, an initiative lead by the International Finance Corporation (IFC) that seeks to generate connections between small and medium-sized companies led by women and large companies in Colombia.
●	We mobilized more than COP 3.5 billion in credit for women, their projects and business.
●	More than 3,200 women benefited from Elévate, our financial training platform for entrepreneurs and microentrepreneurs, and more than 340 were part of Emprender Mujer, a training program in business, impact and leadership. During 2023 we were also part of the Germina Project, together with Comfama, USAID, Agricapital, ImpactHub and MET Community, to provide loans to more than 400 rural entrepreneurs and microentrepreneurs in Antioquia.

We continue to form alliances with national and international entities to further advance our strategy.  The key to achieving these results has been having committed leadership. In 2023 our CEO, Juan Carlos Mora Uribe, received from the She Is Foundation special recognition as business leader allied with gender equality and the empowerment of women.

Through the Bancolombia Foundation in 2023, we advanced in our objectives of being a laboratory of social innovation and a platform for impact connections between the capabilities of the Bancolombia Group, the ecosystem, and our local and international allies, to develop an impact management that contributes to the transformation of the Colombian countryside.

Education for productive insertion

In 2023, through our partnership with universities and our scholarship programs, we supported young people living in rural areas and facilitated their access to post-secondary education, providing them with mentoring and complementary training in financial education and employability, so that they can strengthen their skills in a comprehensive manner.

Financial Education

Financial Education has been one of the fundamental pillars of Fundación Bancolombia's Education strategy since the start of the Cuentas sin Cuento program in 2018. By 2023, the program was consolidated in the rural sector of Colombia.

Corporate Volunteering

The impact talent program is a strategy to strengthen capacities in rural areas by leveraging the talent of the Group.

Business Strengthening and Territorial Preparation

We strengthen businesses that contribute to the sustainability, well-being and competitiveness of the rural areas of Colombia by connecting with allies for a territorial impact in Colombia.

Impact investment

The focus of our impact investment management is environmental and social aspects in rural areas, which is carried out through different instruments such as capital investments and monitoring of resolution of business challenges. We currently have an impact investment fund that has investments in businesses with impact in rural areas for different sectors (fintech, rural tourism, agribusiness, technology, renewable energies, among others).

Governance and Economic Dimension

Our corporate strategy of principles and policies enables us to integrate ESG criteria into our business model and act sustainably. This strategy is established by the Board of Directors, serving as the body responsible for defining the strategy and long-term objectives of the company. Either directly or through its Committees, the Board oversees compliance with our sustainability strategy, supervision of the measures undertaken to mitigate climate change risk, adoption of principles for responsible investment and education of employees to make them aware of these principles and implementation of policies designed to ensure compliance with applicable law in the countries where we operate.

Within the ESG governance model, issues such as goals, strategy and sustainability actions were escalated to the Audit Committee, Risk Committee and Corporate Governance Committee.

Additionally, the senior management committee serves as the Bank’s sustainability committee (the “Sustainability Committee”).  The Sustainability Committee analyzes the business opportunities, risks and challenges related to sustainability and discusses the progress of our ESG agenda, in alignment with the Task Force on Climate-Related Financial Disclosure.

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

For the appointment of members to the Board of Directors, Bancolombia has determined that candidates must have a profile that includes not only a business management background, but also a commitment to the development of a sustainable business, which is an aspect shareholders should consider before making an appointment. Accordingly, it is important for the Board to have a member that has sufficient knowledge and expertise in ESG matters. In the case of Bancolombia, Arturo Condo Tamayo, has been the Board member leading the Sustainability and Cybersecurity issues since 2016.

The corporate strategy of the Group aims to prepare us to handle challenges of and ensure that the objectives we have are successful in countries where we have a presence. This strategy includes: (i) maintaining our financial strength by growing responsibly, (ii) achieving the loyalty and preference of our customers, (iii) developing a culture and talent for competitiveness and (iv) achieving the well-being for everyone.

In line with corporate governance principles, Bancolombia has a Code of Ethics and Conduct that reflects our organizational culture based on ethical principles. This Code sets forth six cultural traits that employees must comply with and put into practice whenever we engage with one another and with stakeholders. As part of our strategy to raise awareness about this Code, there is the mandatory training plan for Bancolombia’s employees that includes an annual assessment of our Code of Ethics and Conduct guidelines. In addition, as part of the strategy, we are raising awareness among our commercial and administrative teams so that they increasingly incorporate the guidelines of our Code of Ethics and Conduct. Throughout the year, we also disseminate different pieces of communication discussing the specific guidelines of our Code of Ethics and Conduct.

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

As a mechanism to support the promotion of our culture, we have different reporting channels for our employees and different stakeholders, including shareholders, customers, suppliers, allies and competitors, among others, to report any fact or suspected violation of the Code of Ethics and Conduct or related policies.  We also have a phone line called the “Ethics Line” (Línea Ética), which guarantees the confidentiality of employees and other stakeholders to report, anonymously if the wish to, potential fraud, ethics violations and related issues. In addition we have a Whistleblower Protection policy.

We also have a point of contact through which we provide ongoing support and advice to all employees on ethical dilemmas that may arise in their work, as well as on the interpretation of our Code of Ethics and Conduct.

We aim to generate greater ethical reasoning through the construction and dissemination of decision trees to assist ethical dilemmas, experiential learning for the contextualization of employees with risk scenarios aimed at their day-to-day work, and ongoing consulting support and training to commercial and administrative teams.

In addition, we have a Corporate Ethics Committee which aims to provide guidelines on ethics, conduct and integrity. The Committee also sets forth the necessary mechanisms to implement decisions under the highest internal standards of ethical conduct. The Corporate Ethics Committee is supported by local ethics committees, in each of the countries where we operate.

We also know that declaring ourselves a customer-centric organization comes with considerable challenges. We incorporate into the customer experience quality measurement an understanding of our customers' willingness to recommend us to others, using the net promoter score (NPS) methodology as the main indicator in the group of metrics that allow us to evaluate the organization's overall performance in this regard. The use of this indicator allows us to understand not only the satisfaction of our customers, but also their loyalty to the brand. This metric is measured on a standard scale of 0 to 10, where customers who rate 0-6 are classified as Detractors, those who rate 7-8 are classified as Neutral and those who rate 9-10 are Promoters. Our NPS was 73.72 and 72.94 for the years 2023 and 2022 respectively.

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

Some of the ESG aspects we have included in our business strategy include:

●	We developed the Sustainability credit line, which is a special financing line designed to support our customers in the development of projects that promote clean technologies, gender equality, renewable energies, efficient use of energy, clean fuels, and reduction of waste, emissions, and discharges, among other ESG-related uses of funds.
●	We also have been implementing a sustainable funding strategy. To date, we have issued six green or ESG-themed bonds for gross proceeds of USD 716 million that we have used to finance initiatives related to, among others, clean energy, sustainable construction, and cleaner production.

Regarding our approach to risks, we have adopted the Equator Principles and the Performance Standards of the World Bank and the International Finance Corporation - IFC, as standards for the identification, evaluation and management of environmental and social risks and impacts implicit in the operations and projects we finance.

Finally, during this year, the Group made progress in ESG risk management by creating a corporate policy that standardizes the management of these risks in all the geographies where we have a presence. This policy aims to establish the guidelines and criteria for the identification, evaluation and management of environmental, social and governance risks associated with our operations and activities. This circular was structured under three fundamental chapters:

1.	Environmental and Social Risks Assessment: Establishes the sectors and economic activities subject to evaluation and the amounts for the application of the process. It also includes the evaluation of guarantees and assets received in payment. This chapter determines the minimum viability conditions for the execution of the process, which are specified through the local circulars of each bank in the Group.
2.	Controversial Issues in Business: Establishes the activities and projects in which the Group declares its non-participation. During this year, the following activities were additionally excluded: oil and gas extraction using non-conventional methods, such as fracking, liquefied natural gas, deep-water resources, tar sands, oil in the Arctic and in the Amazon.
3.	Industries sensitive to Climate Change: This chapter establishes the financing conditions for clients in sectors intensive in GHG emissions and the commercial support models for clients located in sectors in climate transition. During 2023, evaluations of these industries were extended to investment areas.

With the update of this circular, the scope of the roles and responsibilities of the commercial, sustainability and risks areas was reinforced. Additionally, work is being done on the implementation of indicators that facilitate the monitoring of compliance. Likewise, the automation of the Environmental and Social Risk Assessment process was completed, which allowed an increase in the coverage of these evaluations in the credit study.

C.           ORGANIZATIONAL STRUCTURE

The following chart summarizes the organizational structure of Bancolombia and certain subsidiaries, mostly involved in financial or capital market activities:

This chart does not reflect any intermediate holding companies or special purpose vehicles the equity interests in which are owned by one or more of the entities included in the table.

The following is a list of subsidiaries of Bancolombia as of December 31, 2023:

SUBSIDIARIES

	Jurisdiction		% of Shares Held Directly
Entity	of Incorporation	Business	and Indirectly 2023

Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%

Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
WOMPI S.A.S.	Colombia	Technology services provider	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%
Transportempo S.A.S. “En Liquidación”	Colombia	Transportation	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate investment fund	80.47%
P.A. Inmuebles CEM	Colombia	Mercantil trust	80.47%
P.A. Calle 92 FIC-11	Colombia	Mercantil trust	52.31%
P.A. FIC Edificio Corfinsura	Colombia	Mercantil trust	80.47%
P.A. FIC-A5	Colombia	Mercantil trust	80.47%
P.A. FIC Inmuebles	Colombia	Mercantil trust	80.47%
P.A. FIC Clínica de Prado	Colombia	Mercantil trust	62.00%
P. A. FIC A6	Colombia	Mercantil trust	80.47%
P.A. Central Point	Colombia	Mercantil trust	60.35%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris	Colombia	Mercantil trust	80.47%
P.A. Fideicomiso Twins Bay	Colombia	Mercantil trust	80.47%
Fideicomiso Lote Av San Martín	Colombia	Mercantil trust	80.47%
P.A. Fideicomiso Lote 30	Colombia	Mercantil trust	80.47%
Fideicomiso Fondo Inmobiliario Bancolombia	Colombia	Mercantil trust	80.47%
P.A. Florencia Ferrara	Colombia	Mercantil trust	44.26%
P.A. Flor Morado Plaza	Colombia	Mercantil trust	80.47%
P.A. Galería la 33(1)	Colombia	Mercantil trust	80.47%
Valores Simesa S.A.	Colombia	Investments	64.93%
Fideicomiso Lote Distrito Vera B1B2	Colombia	Mercantil trust	64.61%
Fideicomiso Lote Distrito Vera B3B4	Colombia	Mercantil trust	64.61%
P.A. FAI CALLE 77	Colombia	Real estate investment fund	98.00%
NOMAD SALITRE	Colombia	Real estate investment fund	98.00%
P.A. NOMAD CENTRAL-2(2)	Colombia	Real estate investment fund	98.00%
P.A. CALLE 84 (2)(2)	Colombia	Real estate investment fund	98.00%
P.A. CALLE 84 (3)(2)	Colombia	Real estate investment fund	98.00%
P.A. - FAI MERCURIO	Colombia	Real estate investment fund	100.00%
Wenia S.A.S	Colombia	Technology services	100.00%
P.A. Wenia(3)	Colombia	Mercantil trust	100.00%
Nequi S.A. Compañía de Financiamiento(4)	Colombia	Financial services	100.00%
Bancolombia Panamá S.A.	Panama	Banking	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Investments	99.17%
Banistmo S.A.	Panama	Banking	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%
Valores Banistmo S.A.	Panama	Securities brokerage	100.00%
Banistmo Panamá Fondo de Inversión S.A.(5)	Panama	Holding	100.00%
Banistmo Capital Markets Group Inc.(5)	Panama	Purchase and sale of securities	100.00%
Anavi Investment Corporation S.A.(5)	Panama	Real estate	100.00%
Desarrollo de Oriente S.A.(5)	Panama	Real estate	100.00%
Steens Enterprises S.A.(5)	Panama	Portfolio holder	100.00%
Ordway Holdings S.A.(5)	Panama	Real estate broker	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%
Conserjeria, Mantenimiento y Mensajería S.A. “En Liquidación”	Guatemala	Maintenance services	100.00%
Mercom Bank Ltd.(6)	Barbados	Banking	99.68%

	Jurisdiction		% of Shares Held Directly
Entity	of Incorporation	Business	and Indirectly 2023

New Alma Enterprises Ltd.	Bahamas	Investments	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%
Bancolombia Cayman S.A.(7)	Cayman Islands	Banking	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Gestora de Fondos de Inversión Banagricola S.A.	El Salvador	Administers investment funds	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%
Bancolombia Capital Holdings USA LLC	United States	Holding	100.00%
Bancolombia Capital Adviser LLC	United States	Investment advisor	100.00%
Bancolombia Capital LLC	United States	Securities brokerage	100.00%
Wenia Ltd.	Bermuda	Technology services	100.00%

(1) Company consolidated by Fondo de Capital Privado Fondo Inmobiliario Colombia since March 2023.

(2) During 2023, the parent company was established as trustor of P.A Nomad Central-2, P.A Calle 84 (2) and P.A Calle 84 (3), through a management mercantil trust agreement.

(3) On May 17, 2023, Wenia S.A.S was established as trustor of the fiduciary rights of P.A Wenia. For further information, see Consolidated Financial Statement, Note 1. Reporting entity.

(4)  For further information, Consolidated Financial Statement, see Note 1. Reporting entity.

(5) Investments in non-operational stage.

(6) Since 2021, the company began an organized and gradual process to transfer assets and liabilities to Banco Agromercantil de Guatemala, S.A. or other companies of the Bancolombia Group. For further information, see Consolidated Financial Statement, Note 1. Reporting entity.

(7) Since 2020, the Board of Directors of Bancolombia Panamá (parent company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Consolidated Financial Statement, Note 1. Reporting entity.

D.        PREMISES AND EQUIPMENT

As of  December 2023, the Bank's premises and equipment include the main office located on Los Industriales Avenue in Medellin, as well as other owned and leased facilities primarily located in Colombia, with an approximate total area of 431,622 square meters.

In 2023, the Bank carried out improvements, openings, and renovations of some properties where branches, ATMs, and administrative offices operate. These improvements involved the execution of adaptation and maintenance activities. The financing for these works was from the Bank´s funds, totaling approximately COP 141,652 million.

During the fourth quarter of 2023, the Bank initiated the relocation process of some branches in the southern region of Colombia, with the aim of consolidating administrative operations and bringing specialized teams closer to areas with higher customer concentration. The Bank expects to complete this process in the second quarter 2024. This project and other interventions will have an approximate investment of COP 187,217 million.

The Bank’s total premises and equipment for own use had a net book value as at December 31, 2023 of COP 2,525,254 million and the book value of right of use assets related to branches and rented offices amounts to COP 1,596,136 million.

The following table provides information on the Bank’s main owned and leased facilities where administrative activities, banking business activities, and data processing center operations take place:

Building / Facility	Location	Area (square meters)
Dirección General (Torre Norte, Torre Sur and Torre Oriente and Ciudad del Río)	Medellín, Colombia	117,118
Torre Atrio	Bogotá, Colombia	21,084
Niquía	Bello, Colombia	4,070
Edificio 9211	Bogotá, Colombia	9,578
Torre Barranquilla	Barranquilla, Colombia	8,801
Twins Bay 1	Cartagena, Colombia	2,866
Sucursal 8111	Bogotá, Colombia	679
Sucursal Centro Comercial Santa Fe	Bogotá, Colombia	425
(1)	The area reduction in the Dirección General building is due to the modification of the lease agreement signed for the Ciudad del Río Headquarters, because of the transfer of the contract regarding certain areas of the building.

During 2023, the Bank formalized the modification of lease agreements for the following facilities, resulting in an approximate reduction in the right of use asset by COP 11,581 million:

●	Space optimization was carried out in the buildings known as the Gerencia de Zona – Armenia, and Gerencia de Zona - Santa Marta, leading to a decreased occupancy in these administrative headquarters. Consequently, the lease agreements were modified to restore some areas of these buildings, resulting in an approximate reduction in the right of use asset by COP 7,429 million.
●	In the ordinary course of business, several lease contracts for properties used in branch operations were terminated, including three properties located in the cities of Bogotá and Medellín. This decision resulted in a reduction in the right of use asset by approximately COP 4,152 million.

For further information regarding to Branch Network, see Item 4. Information on the Company, B5. Distribution Network. Accounting recognition for premises and equipment are described in Note 2 “Significant Accounting Policies” and Note 10 “Premises and Equipment, Net” to the Consolidated Financial Statements.

E.     SELECTED STATISTICAL INFORMATION

The following information should be read together with the Consolidated Financial Statements as well as Item 5, “Operating and Financial Review and Prospects”. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with IFRS as issued by the IASB and the related interpretations issued by the IFRIC. The consolidated selected statistical information refer to the Bank, including all subsidiaries which Bancolombia controls.

E.1  DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Average balances for each of the years ended December 31, 2023, 2022 and 2021 have been calculated as the arithmetic average of the last 13 monthly IFRS balances. In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.

Average statement of financial position

The following tables show for the years ended December 31, 2023, 2022 and 2021, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities:

	Average statement of financial position and Income from Interest-Earning Assets for the Fiscal Year Ended December 31,(1)
	2023			2022			2021
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	Balance	earned	Yield / Rate	Balance	earned	Yield / Rate	Balance	earned	Yield / Rate
	In millions of COP, except percentages
ASSETS
Interest-earning assets
Interbank borrowings
Domestic activities	91,258	10,028	11.0%	56,945	5,063	8.9%	41,128	775	1.9%
Foreign activities	2,981,291	187,279	6.3%	2,367,478	56,899	2.4%	1,960,204	8,638	0.4%
Total	3,072,549	197,307	6.4%	2,424,423	61,962	2.6%	2,001,332	9,413	0.5%
Reverse repurchase agreements and other similar secured loans
Domestic activities	2,676,670	292,971	10.9%	1,086,449	77,664	7.1%	906,060	11,806	1.3%
Foreign activities	73,920	11,777	15.9%	122,943	8,044	6.5%	163,902	847	0.5%
Total	2,750,590	304,748	11.1%	1,209,392	85,708	7.1%	1,069,962	12,653	1.2%
Debt instruments(2)
Domestic activities	10,599,721	1,376,246	13.0%	11,990,844	512,492	4.3%	15,303,069	191,274	1.2%
Foreign activities	16,826,459	281,213	1.7%	14,742,929	1,274,596	8.6%	12,561,251	586,338	4.7%
Total	27,426,180	1,657,459	6.0%	26,733,773	1,787,088	6.7%	27,864,320	777,612	2.8%
Loans and advances to customers, net
Domestic activities	172,515,187	27,947,473	16.2%	155,827,942	18,914,965	12.1%	134,727,992	10,899,991	8.1%
Foreign activities	89,986,484	7,293,314	8.1%	87,318,297	5,868,528	6.7%	69,727,945	4,444,299	6.4%
Total	262,501,671	35,240,787	13.4%	243,146,239	24,783,493	10.2%	204,455,937	15,344,290	7.5%
Total interest-earning assets
Domestic activities	185,882,836	29,626,718	15.9%	168,962,180	19,510,184	11.5%	150,978,249	11,103,846	7.4%
Foreign activities	109,868,154	7,773,583	7.1%	104,551,647	7,208,067	6.9%	84,413,302	5,040,122	6.0%
Total	295,750,990	37,400,301	12.6%	273,513,827	26,718,251	9.8%	235,391,551	16,143,968	6.9%
Total non-interest-earning assets
Domestic activities	23,428,476	—	—	19,302,722	—	—	13,046,079	—	—
Foreign activities(3)	24,158,685	—	—	22,495,964	—	—	18,513,442	—	—
Total	47,587,161	—	—	41,798,686	—	—	31,559,521	—	—
Total interest and non-interest earnings assets
Domestic activities	209,311,312	29,626,718	14.2%	188,264,902	19,510,184	10.4%	164,024,328	11,103,846	6.8%
Foreign activities(3)	134,026,839	7,773,583	5.8%	127,047,611	7,208,067	5.7%	102,926,744	5,040,122	4.9%
Total	343,338,151	37,400,301	10.9%	315,312,513	26,718,251	8.5%	266,951,072	16,143,968	6.0%
(1)	The Bank average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	The percentage of total average assets attributable to foreign activities was 39.0%, 40.3% and 38.6%, respectively, for the fiscal years ended December 31, 2023, 2022 and 2021.

	Average statement of financial position and Interest Paid on Interest-Bearing Liabilities for the Fiscal Year Ended December 31,(1)
	2023			2022			2021
			Average			Average			Average
	Average	Interest	Yield /	Average	Interest	Yield /	Average	Interest	Yield /
	Balance	paid	Rate(2)	Balance	paid	Rate(2)	Balance	paid	Rate
	In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking accounts
Domestic activities	22,001,228	22,131	0.1%	25,899,835	25,944	0.1%	22,210,635	22,633	0.1%
Foreign activities	18,432,636	68,657	0.4%	18,344,263	49,633	0.3%	15,831,093	46,972	0.3%
Total	40,433,864	90,788	0.2%	44,244,098	75,577	0.2%	38,041,728	69,605	0.2%
Saving accounts
Domestic activities	79,151,508	3,463,957	4.4%	80,939,114	1,936,283	2.4%	70,964,990	504,372	0.7%
Foreign activities	29,694,615	395,108	1.3%	29,911,479	346,288	1.2%	21,454,174	254,651	1.2%
Total	108,846,123	3,859,065	3.5%	110,850,593	2,282,571	2.1%	92,419,164	759,023	0.8%
Time deposits
Domestic activities	54,810,787	7,586,429	13.8%	30,895,060	2,615,941	8.5%	24,842,955	978,605	3.9%
Foreign activities	42,637,064	1,787,234	4.2%	38,508,868	1,167,591	3.0%	34,005,160	1,007,272	3.0%
Total	97,447,851	9,373,663	9.6%	69,403,928	3,783,532	5.5%	58,848,115	1,985,877	3.4%
Repurchase agreements and other similar secured borrowing
Domestic activities	968,917	160,766	16.6%	1,617,857	165,440	10.2%	4,244,146	68,654	1.6%
Foreign activities	54,757	6,968	12.7%	87,737	4,678	5.3%	79,882	554	0.7%
Total	1,023,674	167,734	16.4%	1,705,594	170,118	10.0%	4,324,028	69,208	1.6%
Borrowings from other financial institutions(2)
Domestic activities	5,645,529	798,977	14.2%	4,691,668	390,970	8.3%	5,149,325	176,000	3.4%
Foreign activities	11,769,294	860,019	7.3%	8,874,224	372,747	4.2%	3,714,001	117,949	3.2%
Total	17,414,823	1,658,996	9.5%	13,565,892	763,717	5.6%	8,863,326	293,949	3.3%
Interbank deposits(2)(3)
Domestic activities	71,595	11,260	15.7%	78,105	5,288	6.8%	131,560	3,567	2.7%
Foreign activities	723,898	19,280	2.7%	706,734	6,087	0.9%	746,331	303	0.0%
Total	795,493	30,540	3.8%	784,839	11,375	1.4%	877,891	3,870	0.4%
Debt instruments in issue
Domestic activities	4,602,387	895,296	19.5%	4,237,757	740,063	17.5%	4,024,157	465,139	11.6%
Foreign activities	12,856,710	531,319	4.1%	16,259,152	588,448	3.6%	16,044,417	588,302	3.7%
Total	17,459,097	1,426,615	8.2%	20,496,909	1,328,511	6.5%	20,068,574	1,053,441	5.2%
Lease liability
Domestic activities	987,982	71,808	7.3%	967,289	64,611	6.7%	1,036,849	70,570	6.8%
Foreign activities	802,540	42,007	5.2%	843,771	46,738	5.5%	776,239	40,986	5.3%
Total	1,790,522	113,815	6.4%	1,811,060	111,349	6.1%	1,813,088	111,556	6.2%
Total interest-bearing liabilities
Domestic activities	168,239,933	13,010,624	7.7%	149,326,685	5,944,540	4.0%	132,604,617	2,289,540	1.7%
Foreign activities	116,971,514	3,710,592	3.2%	113,536,228	2,582,210	2.3%	92,651,297	2,056,989	2.2%
Total	285,211,447	16,721,216	5.9%	262,862,913	8,526,750	3.2%	225,255,914	4,346,529	1.9%
Total non-interest bearing liabilities
Domestic activities	15,982,833	—	—	13,675,803	—	—	8,618,738	—	—
Foreign activities	3,298,036	—	—	3,087,785	—	—	2,349,931	—	—
Total	19,280,869	—	—	16,763,588	—	—	10,968,669	—	—
Stockholders' equity
Domestic activities	29,371,732	—	—	26,739,788	—	—	22,769,574	—	—
Foreign activities	9,474,103	—	—	8,946,224	—	—	7,956,915	—	—
Total	38,845,835	—	—	35,686,012	—	—	30,726,489	—	—
Total interest and non-interest bearing liabilities and stockholders’ equity(4)
Domestic activities	213,594,498	13,010,624	6.1%	189,742,276	5,944,540	3.1%	163,992,929	2,289,540	1.4%
Foreign activities(4)	129,743,653	3,710,592	2.9%	125,570,237	2,582,210	2.1%	102,958,143	2,056,989	2.0%
Total	343,338,151	16,721,216	4.9%	315,312,513	8,526,750	2.7%	266,951,072	4,346,529	1.6%
(1)	The Bank average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.
(4)	The percentage of foreign activities over total average liabilities attributable was 39.5%, 41.7% and 40.2%, respectively, for the fiscal years ended December 31, 2023, 2022 and 2021.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, for domestic and foreign activities, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2023 compared to the year ended December 31, 2022; and the year ended December 31, 2022, compared to the year ended December 31, 2021. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2023-December 31, 2022			December 31, 2022-December 31, 2021
	Increase (Decrease) due to changes in:			Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Interbank borrowings
Domestic activities	3,568	1,397	4,965	402	3,886	4,288
Foreign activities	18,047	112,333	130,380	2,150	46,111	48,261
Total	21,615	113,730	135,345	2,552	49,997	52,549
Reverse repurchase agreements and other similar secured loans
Domestic activities	157,978	57,329	215,307	2,799	63,059	65,858
Foreign activities	(1,436)	5,169	3,733	(158)	7,355	7,197
Total	156,542	62,498	219,040	2,641	70,414	73,055
Debt instruments(1)
Domestic activities	(52,143)	915,897	863,754	(31,559)	352,777	321,218
Foreign activities	210,995	(1,204,378)	(993,383)	116,530	571,728	688,258
Total	158,852	(288,481)	(129,629)	84,971	924,505	1,009,476
Loans and advances to customers, net
Domestic activities	2,189,882	6,842,626	9,032,508	1,910,678	6,104,296	8,014,974
Foreign activities	184,097	1,240,689	1,424,786	1,171,381	252,848	1,424,229
Total	2,373,979	8,083,315	10,457,294	3,082,059	6,357,144	9,439,203
Total interest-earning assets
Domestic activities	2,299,285	7,817,249	10,116,534	1,882,320	6,524,018	8,406,338
Foreign activities	411,703	153,813	565,516	1,289,903	878,042	2,167,945
Total	2,710,988	7,971,062	10,682,050	3,172,223	7,402,060	10,574,283
Interest-bearing liabilities:
Checking accounts
Domestic activities	(3,922)	109	(3,813)	3,688	(377)	3,311
Foreign activities	240	18,784	19,024	5,980	(3,319)	2,661
Total	(3,682)	18,893	15,211	9,668	(3,696)	5,972
Saving accounts
Domestic activities	(41,794)	1,569,468	1,527,674	80,294	1,351,617	1,431,911
Foreign activities	(2,493)	51,313	48,820	97,746	(6,109)	91,637
Total	(44,287)	1,620,781	1,576,494	178,040	1,345,508	1,523,548
Time deposits
Domestic activities	2,731,191	2,239,297	4,970,488	286,324	1,351,012	1,637,336
Foreign activities	135,648	483,995	619,643	136,077	24,242	160,319
Total	2,866,839	2,723,292	5,590,131	422,401	1,375,254	1,797,655
Repurchase agreements and other similar secured borrowing
Domestic activities	8,465	(13,139)	(4,674)	(12,735)	109,521	96,786
Foreign activities	(852)	3,142	2,290	60	4,064	4,124
Total	7,613	(9,997)	(2,384)	(12,675)	113,585	100,910
Borrowings from other financial institutions
Domestic activities	92,004	316,003	408,007	(14,161)	229,131	214,970
Foreign activities	149,132	338,140	487,272	206,784	48,014	254,798
Total	241,136	654,143	895,279	192,623	277,145	469,768
Interbank deposits
Domestic activities	(401)	6,373	5,972	(641)	2,362	1,721
Foreign activities	152	13,041	13,193	(15)	5,799	5,784
Total	(249)	19,414	19,165	(656)	8,161	7,505

	December 31, 2023 - December 31, 2022			December 31, 2022 - December 31, 2021
	Increase (Decrease) due to changes in:			Increase (Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Debt instruments in issue
Domestic-activities	66,798	88,435	155,233	25,876	249,048	274,924
Foreign-activities	(177,384)	120,255	(57,129)	4,636	(4,490)	146
Total	(110,586)	208,690	98,104	30,512	244,558	275,070
Lease liability
Domestic-activities	1,407	5,790	7,197	(4,665)	(1,294)	(5,959)
Foreign-activities	(2,225)	(2,506)	(4,731)	3,678	2,074	5,752
Total	(818)	3,284	2,466	(987)	780	(207)
Total interest-bearing liabilities
Domestic-activities	2,853,748	4,212,336	7,066,084	363,980	3,291,020	3,655,000
Foreign-activities	102,218	1,026,164	1,128,382	454,946	70,275	525,221
Total	2,955,966	5,238,500	8,194,466	818,926	3,361,295	4,180,221
(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

	Interest Earning Assets Yield For the Fiscal
	Year Ended December 31,
	2023	2022	2021
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	185,882,836	168,962,180	150,978,249
Foreign activities	109,868,154	104,551,647	84,413,302
Total	295,750,990	273,513,827	235,391,551
Net interest income(1)
Domestic activities	16,616,094	13,565,644	8,814,306
Foreign activities	4,062,991	4,625,857	2,983,133
Total	20,679,085	18,191,501	11,797,439
Average yield on interest-earning assets
Domestic activities	15.94%	11.55%	7.35%
Foreign activities	7.08%	6.89%	5.97%
Total	12.65%	9.77%	6.86%
Net interest margin(2)
Domestic activities	8.94%	8.03%	5.84%
Foreign activities	3.70%	4.42%	3.53%
Total	6.99%	6.65%	5.01%
Interest spread(3)
Domestic activities	8.21%	7.57%	5.63%
Foreign activities	3.90%	4.62%	3.75%
Total	6.78%	6.52%	4.93%
(1)	Net interest income is interest income on loans less interest expense and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2    INVESTMENT PORTFOLIO

DEBT INSTRUMENTS PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s debt instruments at amortized cost and debt instruments at fair value through other comprehensive income as of December 31, 2023:

	Maturity less	Maturity between	Maturity between	Maturity More
	than 1 year	1 and 5 Years	5 and 10 Years	Than 10 Years	Total yield
	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)

Securities issued or secured by: Foreign currency.-denominated(2):
Colombian Government	5.00%	6.25%	5.27%	-	5.63%
Corporate bonds	5.43%	4.50%	5.32%	7.03%	5.30%
Foreign Governments	4.63%	3.86%	4.10%	-	4.28%
Other financial entities	3.65%	3.24%	4.02%	-	3.07%
Subtotal yield	4.61%	3.97%	5.18%	7.03%	4.60%
Securities issued or secured by: Peso-denominated(2)
Corporate bonds	-	-	-	18.79%	18.79%
Colombian Government	11.42%	-	-	-	11.42%
Other financial entities	-	-	9.06%	-	9.06%
Other Government entities	9.01%	-	9.13%	-	9.02%
Subtotal yield	10.13%	-	9.07%	18.79%	10.79%
Total yield	8.67%	3.97%	5.72%	14.75%	7.76%
(1)	Yield was calculated using the internal rate of return (IRR) as of December 31, 2023.
(2)	Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

E.3  LOAN PORTFOLIO

Maturity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2023:

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
In millions of COP
Commercial
Corporate	22,360,108	27,329,312	19,970,727	183,507	69,843,654
SME	4,486,326	7,497,307	2,200,274	16,650	14,200,557
Others	13,754,911	23,001,682	13,765,868	120,724	50,643,185
Total commercial	40,601,345	57,828,301	35,936,869	320,881	134,687,396
Consumer
Credit card	417,390	1,755,518	9,034,823	-	11,207,731
Vehicle	55,295	2,982,439	2,371,163	329	5,409,226
Payroll loans	57,211	1,872,546	7,061,605	470,527	9,461,889
Others	759,254	19,938,540	7,618,946	196,183	28,512,923
Total consumer	1,289,150	26,549,043	26,086,537	667,039	54,591,769
Mortgage
VIS	23,303	264,232	2,157,322	10,552,767	12,997,624
Non-VIS	51,886	741,599	7,444,461	15,014,838	23,252,784
Total mortgage	75,189	1,005,831	9,601,783	25,567,605	36,250,408
Financial Leases	1,639,218	9,165,622	12,939,908	3,532,309	27,277,057
Small Business Loan	208,429	737,255	194,581	4,752	1,145,017
Total loans	43,813,331	95,286,052	84,759,678	30,092,586	253,951,647

In general, the initial term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2023, 54.77% of the Bank’s loan portfolio had a maturity of five years or less.

Loans interest rate allocation

The following table shows the interest rate allocation of the Bank’s loan portfolio due after one year and within one year or less:

As of December 31, 2023
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	93,617,235
Commercial	63,889,664
Consumer	10,433,872
Small business loan	34,523
Financial Leases	19,259,176
Mortgage	-
Foreign-denominated	20,275,705
Commercial	11,373,966
Consumer	6,572,992
Small business loan	296,547
Financial Leases	13,043
Mortgage	2,019,157
Total	113,892,940
Fixed Rate
Domestic-denominated	62,043,409
Commercial	8,236,075
Consumer	27,649,896
Small business loan	463,291
Financial Leases	5,748,587
Mortgage	19,945,560
Foreign-denominated	34,201,967
Commercial	10,586,346
Consumer	8,645,859
Small business loan	142,227
Financial Leases	617,033
Mortgage	14,210,502
Total	96,245,376
Loans with term of less than 1 year:
Domestic-denominated	29,690,882
Commercial	27,466,463
Consumer	523,139
Small business loan	53,380
Financial Leases	1,605,562
Mortgage	42,338
Foreign-denominated	14,122,449
Commercial	13,134,882
Consumer	766,011
Small business loan	155,049
Financial Leases	33,656
Mortgage	32,851
Total	43,813,331
Total loans	253,951,647

Allowance for credit losses to total loans

The following table shows the allowance for credit losses to total loans for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Allowance for credit losses to total loans.	6.39%	5.73%

The ratio of allowance for credit losses to total loans increased to 6.39 % in 2023 from 5.73% in 2022. This increase is due to: (i) an increase of 4.80% in the allowance for loan losses as a result of increased default in the loan portfolio and a less favorable economic outlook; and (ii) a decrease in the loan portfolio mainly due to the restatement of the Dollar loans into Colombian pesos due to a lower exchange rate at December 31, 2023 compared with December 31, 2022 and a slow disbursement dynamic of the consumer portfolio compared to the previous year. For further information about the change of the allowance for credit losses from 2023 to 2022, see Note 6 to the Consolidated Financial Statements, “Loans and Advances to Costumers, Net” in “Allowance for loans losses” and “Impact of movements in the value of the portfolio and loss allowance by Stage” section and Note “Risk Management” in “Credit Risk” section.

E.4 SUMMARY OF LOAN LOSS EXPERIENCE

Ratio of charge-offs to average outstanding loans

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2023 and 2022 was as follows:

	Year ended December 31,
	2023	2022
Ratio of charge-offs to average outstanding loans	2.56%	2.54%
Commercial	0.69%	1.35%
Consumer	9.15%	7.03%
Mortgage	0.35%	1.04%
Financial Leases	1.01%	0.66%
Small Business Loan	6.61%	8.38%

The increase in the charge-offs ratio is mainly due to higher default in the personal portfolio loans, which default is associated with certain macroeconomic factors such as high levels of inflation, interest rates and economic slowdown.

E.5 DEPOSITS

Uninsured deposits

An uninsured deposit is any deposit that does not have a mechanism to protect and secure the depositor’s resources (either natural or legal person) in the event of insolvency or settlement of any financial institution.

The amount of uninsured deposits for 2023 and 2022 is COP 164,601,948 and COP 194,759,108, respectively.

The following table shows the time deposits held by the Bank as of December 31, 2023 and 2022, unsecured:

	At December 31, 2023
		Unsecured
	Peso -	Foreign Exchange-
	Denominated	Denominated	Total
	In millions of COP
Up to 3 months	14,028,847	5,592,275	19,621,122
From 3 to 6 months	5,856,589	4,632,261	10,488,850
From 6 to 12 months	7,986,745	8,756,038	16,742,783
More than 12 months	18,798,384	3,279,197	22,077,581
Total Time deposits	46,670,565	22,259,771	68,930,336

	At December 31, 2022
		Unsecured
	Peso -	Foreign Exchange-
	Denominated	Denominated	Total
	In millions of COP
Up to 3 months	8,784,520	13,967,894	22,752,414
From 3 to 6 months	3,958,243	6,384,422	10,342,665
From 6 to 12 months	6,592,737	11,629,665	18,222,402
More than 12 months	15,163,613	11,292,926	26,456,539
Total Time deposits	34,499,113	43,274,907	77,774,020

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

A.                OPERATING RESULTS

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s operating results are affected by macroeconomic factors, mainly in Colombia but also in the other countries where the Bank operates. The most important variables include GDP growth, interest rates, inflation, and exchange rates, mostly the USD/COP. The following discussion summarizes the trends of these measures in Colombia in 2023.

Economic Activity

Colombia's real GDP growth in 2023 was 0.6%. So, 2023 was a period of notable weakening of the Colombian economy's dynamics, following a period of high GDP (7.3% in 2022). This sharp decline in GDP growth has been part of a cycle in which the Central Bank significantly raised the policy interest rate to address inflationary pressures. Consequently, the high interest rates began to strain household and business budgets, reducing both consumption and investment capacity, while public investment budget execution also remained low.

The behavior of key GDP components in 2023 compared to 2022, in constant-prices figures, was as follows: fixed investment declined 8.9%, total consumption grew 1.1%, imports declined 14.7%, and exports increased 3.1%.

The sectors that showed the most dynamic growth in 2023 were the financial and insurance activities (showing an annual growth of 7.9%), the artistic, entertainment and recreation activities and other service activities (7.0%), and the public administration, defense, health, and education macro-sector (3.9%).

Interest Rates

As of December 31, 2023, the Colombian Central Bank’s benchmark interest rate stood at 13%, after a 125 percentage point increase over the first half of the year and a 25 percentage point cut in December 2023.

Despite the initial cut in interest rates, the monetary policy is currently highly contractionary. The Central Bank has a significant margin to continue the interest rate cuts without abandoning the contractionary stance of the policy, which will allow inflation to continue to get closer to the target.

Inflation

2023 year-end inflation stood at 9.28%, lower than the 13.12% recorded in 2022. The sectors driving inflation in 2023 were transport (15.42% increase), restaurants and hotels services (13.22% increase), and alcoholic beverages and tobacco (11.95% increase). On the contrary, the prices of information and communication services (0.12% increase), food and non-alcoholic beverages (5.00% increase), and clothing and footwear (5.23% increase) increased the least.

In the second half of 2023, annual inflation maintained a consistent but slow downward trend, a behavior expected to persist during 2024, reaffirming the possibility of the policy interest rates continuing to decline, albeit at a slow pace.

Exchange Rate

The Colombian peso appreciated 20.54% against the USD during 2023, with the USD/COP closing at COP3,822.05, compared to a depreciation of 20.82% in 2022, when the USD/COP closed at COP4,810.20. Thus, 2023 was a year of recovery for the COP after the setbacks experienced in 2022. Various signals of institutional strength, coupled with favorable economic outcomes such as a reduction in the current account deficit and the beginning of the inflation normalization process, are the main factors behind the strengthening of the currency.

Outlook

Prospects for the Colombian economy, the financial sector in general, and for Bancolombia in particular, are expected to depend on these factors:

Favorable factors for the Colombian economy – medium-term	Unfavorable factors for the Colombian economy – medium term

Rapid economic recovery from the recession caused by the pandemic.

It is expected that the country is going to continue with fiscal and monetary policies within a stable political environment.

Colombia’s stable democracy, division of power, and checks and balances sustain policy predictability and economic pragmatism.

A sharp fall in the current account deficit in 2023 to 3%-4% of GDP from 6.3% in 2022 will contain Colombia’s near-term external vulnerabilities.

The Central Bank continues to adhere to its long-standing policy of targeting inflation and letting the currency float freely.

A solid cushion of foreign reserves will mitigate external vulnerabilities stemming from high current account deficit compared to other emerging economies, although this deficit is smaller than in previous years.

Private investment remains subdued, constraining Colombia's long-term economic prospects.

Persistently weak investor confidence could affect private investment and may pose risks to the expectation that GDP growth will return to its trend rate of just above 3% in the next couple of years.

Potentially low medium-term growth could contribute to fiscal slippage or higher external vulnerabilities.

Colombia is exposed to the adverse effects of climate change, especially flooding: more than 80% of its population and economic activity is concentrated in about 20% of its land and is vulnerable to natural disasters.

Public finances could suffer from potential shortfalls in revenues from lower commodity prices.

Colombia is exposed to significant volatility in terms of trade due to its dependence on hydrocarbons.

Low trade openness and a commodity-dependent export base implies a high vulnerability to commodity price shocks.

Higher social spending will cause the fiscal deficit to widen in 2024.

The risk of civil unrest will be high throughout the 2024 - 28 forecast period, reflecting deep divisions within Colombian society, as well as fragmentation in Congress that will prevent rapid progress toward tackling issues such as poverty and low-quality education.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2023 VERSUS 2022

The following discussion does not address the changes in results for 2022 versus 2021; the discussion of these changes may be found in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC.

Summary

During the past year, Bancolombia maintained its strong competitive position and broad range of financial services amid a challenging economic environment in the different geographies where the group operates. 2023 was a year of global economic slowdown, high levels of inflation, weak domestic demand, and credit contraction. High-interest rates notably impacted clients' borrowing capacity within the financial system, deteriorating asset quality ratios and discouraging new originations across all segments.

Moreover, following a sharp depreciation in 2022, the Colombian Peso had a strong rebound in 2023, closing at COP 3,822.05 per USD, a 20.54% appreciation.

Net income attributable to equity holders of Bancolombia totaled COP 6,117 billion (COP 6.420 per share, both common and preferred shares, and USD 6.72 per ADR) in 2023, which represents a decrease of 9.83% as compared to the COP 6,783 billion of net income attributable to equity holders of Bancolombia for the fiscal year 2022.

Bancolombia’ s average return on stockholders’ equity for 2023 was 16.14%, down from 19.80% in 2022.

The net interest and valuation income margin increased in 2023 and stood at 6.99% for the year, up from 6.80% in 2022.

Credit impairment charges, totaled COP 7,462 billion for 2023, up 96.79% from COP 3,792 billion in 2022. Due to less favorable credit conditions for clients, such growth on an annual basis is largely explained by the performance of the retail portfolio in Colombia which had a significant increase in 2022. Thus, the banking industry at a broader level experienced a considerable decline in credit quality, to a greater extent, during the first half of 2023. During the second half of 2023, provision expenses for the group decreased as new originations denoted a better payment behavior.

Loans and advances to customers and financial institutions decreased by 5.92% during the year. This result is strongly correlated with the sharp appreciation of the Colombian peso against the U.S. dollar and the restatement of foreign subsidiaries balances. When excluding the exchange rate effect, growth would have been 1.51% annually.

Furthermore, lower credit demand related to high interest rates, as well as the tightening of the Bank´s origination policies, led to decreasing disbursements during the year. Unlike previous years when the consumer portfolio had sustained a growing trend, by 2023 its balance contracted due to changes in risk appetite for this segment during this credit cycle. Home lending grew in all geographies, while commercial loans gained share within the portfolio mix due to the higher balance in Colombia. The total loan book in COP grew 4.21% and the portfolio in USD decreased 22.95% during the year (-3.03% when calculated in USD).

Allowance for loans and lease losses represented 6.02% of total loans and 120.04% of 30-day past-due loans (excluding accrued interest) at the end of 2023 compared with 5.47% of total loans and 168.73% of 30-day past-due loans (excluding accrued interest) at the end of 2022. The Bank expects that these allowances will provide adequate coverage for expected credit losses.

Capital adequacy was 13.40% (Tier 1 ratio of 11.42%), higher than the 12.79% (Tier 1 ratio of 10.37%) reported at the end of 2022, largely explained by the low growth of the loan portfolio and the appreciation of the COP versus the USD, thus reducing the balance of risk weighted assets and a lower deduction of goodwill.

Deposits by customers decreased 1.22% during 2023, while the ratio of net loans to deposits was 95.9% at the end of 2023, down from 101.4% at the end of 2022, given that loans contracted at a higher rate than deposits.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance sheet credit instruments.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities was COP 37,046 billion, up 38.25% from 26,796 billion in 2022, driven mainly by changes in price as per the higher market rates at which the loan book reprices rather than by changes in volume. This is because the largest share of the loan portfolio is at variable rate and therefore assets tend to reprice fast upon interest rate hikes.

However, the lower pace of growth of interest income compared to the previous year is due to the 5.92% loan book contraction, which in turn has a threefold explanation: first, a weaker credit demand in all segments provided the high interest rates; second, lower risk appetite given the increase on loan delinquencies, and third, the sharp COP appreciation during the period that reduced the volume of loans and the interest income contribution of the USD portfolio on the consolidated book.

As a matter of fact, consumer loans, which provide the higher risk adjusted returns, posted the largest drop with an 8.38% year over year contraction as per the Bank´s lower risk appetite, dragging overall income generation.

As a result, the weighted average nominal interest rate on loans and financial leases was 13.4% up from 10.2%, in 2022.

In turn, interest expense was COP 16,668 billion, up 97.43% year over year, mainly driven by the growth in time deposits that outpaced the growth of all other sources of deposits as depositors sought higher yields. This caused the interest rate paid on interest-bearing liabilities to increase to 5.9% up from 3.2%, recorded in 2022.

Interest on debt instruments using the effective interest method totaled COP 1,029 billion in 2023, up 74.83% from 2022, mainly due to higher market rates. Conversely, total valuation on financial instruments was COP 579 billion, a drop of 57.53% compared to 2022, attributable to the higher market rates at which the portfolio was discounted.

Net interest income and valuation for 2023 was COP 20,378 billion, a 11.02% increase from COP 18,354 billion in 2022. This represents a net interest and valuation income margin from continuing operations of 6.99%, increasing almost 20 basis points from 6.80% recorded in 2022. Despite the contraction in the loan book and the increase in interest expense on deposits as per higher market rates, income generation grew, albeit at a slower pace compared to 2022, mainly due to changes in prices in loans and financial leases, overnight funds and interest from investment securities held in the portfolio.

Fees and Commissions

The following table lists the principal categories of revenue-producing fees and commissions for the years ended on December 31, 2023 and December 31, 2022 along with year-to-year variations; for further information about composition of Bank’ segments see Note 3 Operating segments:

Fees and commissions income, gross

As of December 31, 2023

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue of contracts with customers for fees and Commissions	In millions of COP

Credit and debit card fees and commercial establishments	2,467,174	272,380	233,049	95,833	-	-	-	1,992	-	3,070,428
Bancassurance	924,280	72,705	77	-	104	29	126	-	-	997,321
Banking services	593,729	110,271	157386	68857	-	-	-	37746	23574	991,563
Payment and collections	950,167	15,236	-	-	-	-	-	-	-	965,403
Fiduciary Activities and Securities	-	20,233	6,399	851	361,632	-	74,377	54	-	463,546
Acceptances, Guarantees and Standby Letters of Credit	72335	25159	5,211	3173	-	-	-	1803	-	107,681
Investment banking	-	980	1,225	-	-	55888	10728	-	-	68,821
Brokerage	-	15,568	-	-	-	-	11,140	-	-	26,708
Others	244,414	398	76,221	54,486	229	-	7,614	5,633	412	389,407
Total revenue of contracts with customers	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878

As of December 31, 2022

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue of contracts with customers for fees and Commissions	In millions of COP

Credit and debit card fees and commercial establishments	2,248,727	232,637	216,977	79,551	-	-	-	1,868	-	2,779,760
Bancassurance	814,653	57,858	97	-	29	8	32	-	-	872,677
Banking services	481,103	91,938	142,047	78,264	-	-	-	31,277	12,732	837,361
Payment and collections	851,983	13,975	-	-	-	-	-	-	-	865,958
Fiduciary Activities and Securities	-	18,975	6,522	803	318,840	-	78,509	53	-	423,702
Acceptances, Guarantees and Standby Letters of Credit	58,293	18,382	10,081	3,774	-	-	-	828	-	91,358
Investment banking	-	550	1,482	-	-	86,224	15,667	-	-	103,923
Brokerage	-	11,888	-	-	-	-	15,960	-	-	27,848
Others	229,804	380	66,971	56,162	-	-	1,198	7,995	5,429	367,939
Total revenue of contracts with customers	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526

	Growth
	2023	-	2022
	COP		%
Revenue for fees and commissions of contracts with customers
Credit and debit card fees and commercial estabilshments	290,668		10.46%
Bancassurance	124,644		14.28%
Banking services	154,202		18.42%
Payment and collections	99,445		11.48%
Fiduciary Activities and Securities	39,844		9.40%
Acceptances, Guarantees and Standby Letters of Credit	16,323		17.87%
Investment banking	(35,102)		(33.78)%
Brokerage	(1,140)		(4.09)%
Others	21,468		5.83%
Total revenue of contracts with customers	710,352		11.15%

Fees and commissions expenses

The following table presents the increase in fees and commissions expenses:

	Year		Growth
	2023	2022	2023-2022
	In millions of COP
Banking services	1,483,701	1,242,590	241,111	19.40%
Sales, collections and other services(1)	851,784	708,803	142,981	20.17%
Correspondent banking	504,227	406,567	97,660	24.02%
Payments and collections	41,904	34,720	7,184	20.69%
Others	215,664	197,486	18,178	9.20%
Total fees and commissions expenses	3,097,280	2,590,166	507,114	19.58%

Fees and commission income, net

	Year		Growth
	2023	2022	2023-2022
	In millions of COP
Fees and commission income	7,080,878	6,370,526	710,352	11.15%
Fees and commission expenses	(3,097,280)	(2,590,166)	(507,114)	19.58%
Total fees and commissions income, net	3,983,598	3,780,360	203,238	5.38%

For the year 2023, gross revenues for fees and commissions totaled COP 7,081 billion, up 11.15% compared to COP 6,371 billion in 2022. The main source of fee income during the year was credit and debit cards, which resulted from acquiring (credit and debit card) businesses, and revenues from merchant discount rates from different card issuers. Income for this division grew 10.46% year over year as a result of an increasing volume of transactions and interbank exchange fees generated by a higher amount of national and international purchases, both through POS and electronic payments.

Banking services had a significant contribution to the increase in commissions largely due to the operation of Bancolombia S.A., associated, among other factors, with higher revenues from digital banking.

Bancassurance added to the good performance during the last year with dynamic activities in insurance policy renewals, in addition to higher income from the distribution of new voluntary and mandatory insurances. Finally, payments fees also represented an annual increase primarily as a result of higher demand for services such as invoice collection from individual clients.

Fee expenses totaled COP 3,097 billion in 2023, up 19.58% compared to COP 2,590 billion in 2022. Such increase is mainly due to higher costs of data processing for banking services and, higher royalties on credit and debit card affiliated networks due to increasing transactional volumes. Furthermore, sales outsourcing services and third-party collections also drove fee expenses growth. Finally, banking agents also contributed to higher expenses as a result of the increased number of transactions processed and new merchants enrolled.

Other Operating Income

In 2023, total other operating income was COP 3,980 billion, 93.80% higher than the COP 2,053 billion in 2022. The increase, was due to currency hedging balances which resulted in a positive net effect in a period of high volatility, in respect of foreign exchange.

Revenues from operating leases totaled COP 1,771 billion in 2023, an increase of 29.97% compared to 2022. The better performance was driven by incremental demand in customer financial lease agreements at Bancolombia S.A. and customer rental contracts of vehicles at Renting Colombia and higher income in property rentals.

Operating expenses

The following table summarizes the principal components of the Bank’s operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2023	2022	2023-2022
	In millions of COP
Operating expenses
Salaries and employee benefits	5,350,234	4,417,656	932,578	21.11%
Other administrative and general expenses	5,033,944	4,559,900	474,044	10.40%
Taxes other than income tax	1,433,148	929,512	503,636	54.18%
Impairment, depreciation and amortization	1,124,859	980,575	144,284	14.71%
Total operating expenses	12,942,185	10,887,643	2,054,542	18.87%

The following table summarizes the principal components of the Bank’s operating expenses for the fiscal years ended:

	For the years ended December 31,		Growth
	2022	2021	2022-2021
	In millions of COP
Operating expenses
Salaries and employee benefits	4,417,656	3,782,596	635,060	16.79%
Other administrative and general expenses	4,559,900	3,740,506	819,394	21.91%
Taxes other than income tax	929,512	719,593	209,919	29.17%
Impairment, depreciation and amortization	980,575	920,558	60,017	6.52%
Total operating expenses	10,887,643	9,163,253	1,724,390	18.82%

In 2023, operating expenses totaled COP 12,942 billion, up 18.87% as compared to COP 10,888 billion in 2022.

Salaries and employee benefits (excluding bonuses) totaled COP 4,410 billion in 2023, up 22.70% as compared to 2022. The result is largely due to annual salary increases, as well as updates on actuarial valuations on certain employees’ benefits resulting in higher expenses for the period. On the other hand, bonuses increased by 14.18% annually under the performance-based model that rewards employee contributions towards company profitability.

Other administrative and general expenses totaled COP 5,034 billion in 2023, up 10.40% as compared to 2022. This is mostly due to: (i) an increase in the vehicle rental division that caused higher expenses associated with asset impairment and maintenance and (ii) continued expansion of digital transformation projects. Taxes other than income tax had a significant increase after changes in the fiscal reform approved in 2022.

Impairments, depreciation, and amortization totaled COP 1,125 billion in 2023, up 14.71% as compared to 2022. This increase is primarily due to the increase in higher operating leases and consequently higher asset depreciation.

As a result of the changes in expenses and revenues, the cost to income ratio of Bancolombia for 2023 was 45.33%, up from 44.58% in 2022.

Provision Charges and Credit Quality

For the year 2023, total credit impairment charges, net totaled COP 7,462 billion (or 2.8% of average loans), which represents an increase of 96.79% as compared to COP 3,792 billion (or 1.6% of average loans) in 2022.

Macroeconomic factors such as high inflation, high interest rates and the economic slowdown influenced the deterioration of the portfolio in the different geographies where the bank operates. The significant increase in the cost of credit for 2023 was mostly explained by loans running past due in consumer and, to a large extent in personal loans in particular.

Net loan charge-offs totaled COP 6,720 billion in 2023 up 9.01% from the 6,165 billion in 2022.

The incremental volume of charge-offs was explained by a higher amount of loans reaching delinquency ratios for whose recovery probabilities were very low. In 2023, important improvements were made in the collection processes and restructuring alternatives that have prevented further deterioration on overdue payment obligations from clients with high deterioration rates. Net charge-offs have two important features: first, they reduce the balance of the loan portfolio, and second, they help reduce the amount of past due loans.

Past-due loans amounted to COP 13,700 billion as of December 31, 2023, up 43.04% as compared to COP 9,578 billion as of December 31, 2022.

The past-due loan ratio (loans overdue more than 30 days divided by total loans) was 5.39% as of December 31, 2023, up from 3.55% as of December 31, 2022. Despite the implementation of effective measures to recover overdue loans and the increasing volume of charge-offs carried out during the year, the increase in the delinquency ratios reflects the high deterioration experienced during 2023, mainly in Colombia, associated with the factors described above.

Income Tax Expenses

Income tax expense for the fiscal year 2023 totaled COP 1,933 billion, 29.68% lower than COP 2,748 billion in 2022. The effective tax rate in 2023 was 23.72%.

The explanation for this lower effective tax rate is twofold; first, it is related to tax benefits in Colombia, related to the mortgage portfolio for social housing and investments in productive fixed assets, and second, the higher contribution of foreign subsidiaries with lower statutory tax rates to the consolidated results also added to a resulting lower tax. Furthermore, the tax benefits of foreign operations are associated with exempt income from returns on securities issued by the Governments of Guatemala, El Salvador and Panama.

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

Banking Colombia:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	29,230,060	20,727,335	11,498,013	41.02%	80.27%
Interest income on loans and financial leases	28,366,678	19,263,960	11,118,035	47.25%	73.27%
Total debt investments	937,090	1,361,299	399,517	(31.16)%	240.74%
Derivatives, net	(167,887)	108,255	17,263	(255.08)%	527.09%
Total liquidity operations, net	94,179	(6,179)	(36,802)	(1,624.18)%	(83.21)%
Interest expenses	(13,464,980)	(6,333,834)	(2,666,843)	112.59%	137.50%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,765,080	14,393,501	8,831,170	9.53%	62.99%
Total credit impairment charges, net	(6,480,377)	(2,971,599)	(2,122,515)	118.08%	40.00%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	9,284,703	11,421,902	6,708,655	(18.71)%	70.26%
(Expenses) Revenues from transactions by the operating segments of the Bank	(187,467)	(32,163)	18,458	482.87%	(274.25)%
Fees and commissions income	5,252,099	4,684,563	3,841,472	12.12%	21.95%
Fees and commissions expenses	(2,522,927)	(2,099,585)	(1,524,691)	20.16%	37.71%
Total fees and commissions, net	2,729,172	2,584,978	2,316,781	5.58%	11.58%
Other operating income (expenses)(1)	1,575,845	(72,994)	653,968	(2,258.87)%	(111.16)%
Dividends and net income on equity investments	17,613	(8,058)	93,769	(318.58)%	(108.59)%
Total operating income, net	13,419,866	13,893,665	9,791,631	(3.41)%	41.89%
Operating expenses(2)	(8,022,042)	(6,600,686)	(5,550,033)	21.53%	18.93%
Impairment, depreciation and amortization	(744,346)	(613,807)	(529,662)	21.27%	15.89%
Total operating expenses	(8,766,388)	(7,214,493)	(6,079,695)	21.51%	18.67%
Profit before income tax	4,653,478	6,679,172	3,711,936	(30.33)%	79.94%
Segment assets	254,367,378	247,113,605	209,948,788	2.94%	17.70%
Segment liabilities	216,200,157	207,293,246	177,198,960	4.30%	16.98%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for Banking Colombia decreased by 30.33% to COP 4,653 billion from COP 6,679 billion in 2022, due to the reasons described below.

Total interest and valuation increased by 41.02% to COP 29,230 billion, mainly due to interest income growth on loans and financial leases operations of 47.25% resulting from growth in the loan portfolio which grew at 2.09% and the Central Bank´s reference rate hikes during the year that impacted margins because of the asset-sensitive nature of the Bank’s balance sheet. This increase was mainly reflected in interest income from commercial, consumer and mortgage loans.

Total interest expenses increased by 112.59% to COP 13,465 billion from COP 6,334 billion, due to an increase in time deposits in line with the Central Bank´s reference rate hike in 2022. Net interest margin and valuation of financial instruments reflected an increase of 9.53% to COP 15,765 billion.

Total credit impairment charges, net increased by 118.08% to COP 6,480 billion from COP 2,972 billion. This increase was mainly due to credit deterioration in the consumer portfolio, and a less favorable economic outlook, including lower economic growth and higher interest rates throughout the year.

Total fees and commission net, increased by 5.58% to COP 2,729 billion, mainly driven by better performance in bank acceptances and guarantees which increased by 24.09%, banking services by 23.41%, Bancassurance by 13.46%, credit and debit cards by 9.71%, and payments-collections by 11.52% (digital channels). Such increases were partially offset by fees and commission expenses that increased by 20.16% when compared to the previous year.

Other operating income increased to COP 1,576 billion, mostly due to net foreign exchange and higher income generated by exchange rate derivatives due to higher volatility levels on the FX market in line with the uncertainty related to political risk and macroeconomic variables worldwide.

Dividends and net profits from capital investments increased to COP 18 billion from a loss of COP (8) billion in 2022, mainly due to bargain purchase gains in autonomous trusts, offset by lower income from dividends and from the equity method of associated companies and joint ventures, as a result of macroeconomic conditions that generated lower profits.

Total operating expenses increased by 21.51% to COP 8,766 billion from COP 7,214 billion, largely due to an increase in administrative and general expenses, in particular non-income taxes, as well as an increase in salaries and employee benefits.

Assets attributable to Banking Colombia grew by 2,94% during the year, mainly due to an increase in Cash and balances at the central bank and by loan book growth, and in particular due to commercial and mortgage portfolio performance.

Finally, liabilities attributable to Banking Colombia grew by 4,30% during 2023, driven by an increase in deposits, particularly time deposits.

Banking El Salvador:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	1,773,140	1,527,860	1,193,824	16.05%	27.98%
Interest income on loans and financial leases	1,524,765	1,293,556	1,072,718	17.87%	20.59%
Total debt investments	236,350	170,423	105,035	38.68%	62.25%
Derivatives, net	11,187	63,494	15,345	(82.38)%	313.78%
Total liquidity operations, net	838	387	726	116.54%	(46.69)%
Interest expenses	(464,851)	(297,839)	(240,144)	56.07%	24.03%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,308,289	1,230,021	953,680	6.36%	28.98%
Total credit impairment charges, net	(154,938)	(102,710)	4,271	50.85%	(2,504.82)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,153,351	1,127,311	957,951	2.31%	17.68%
(Expenses) Revenues from transactions by the operating segments of the Bank	(17,844)	(7,371)	7	142.08%	(105,400.00)%
Fees and commissions income	479,568	444,177	359,724	7.97%	23.48%
Fees and commissions expenses	(188,972)	(170,563)	(116,600)	10.79%	46.28%
Total fees and commissions, net	290,596	273,614	243,124	6.21%	12.54%
Other operating income(1)	51,656	19,685	9,712	162.41%	102.69%
Dividends and net income on equity investments	10,982	5,340	2,760	105.66%	93.48%
Total operating income, net	1,488,741	1,418,579	1,213,554	4.95%	16.89%
Operating expenses(2)	(668,105)	(639,748)	(549,782)	4.43%	16.36%
Impairment, depreciation and amortization	(131,921)	(106,601)	(81,201)	23.75%	31.28%
Total operating expenses	(800,026)	(746,349)	(630,983)	7.19%	18.28%
Profit before income tax	688,715	672,230	582,571	2.45%	15.39%
Segment assets	21,608,586	26,696,524	20,980,061	(19.06)%	27.25%
Segment liabilities	19,220,367	23,738,984	18,416,563	(19.03)%	28.90%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for Banking El Salvador increased by 2.45% to COP 689 billion due to the reasons described below.

The financial statements expressed in Colombian pesos are affected by the appreciation of the COP against the USD, which reached 20.54% during the last year.

Total interest and valuation expressed in COP increased by 16.05% to COP 1,773 billion (14.13% when expressed in USD) mainly due to higher interest income from the commercial portfolio. Likewise, interest expenses grew mainly due to loans with financial institutions and time deposits.

Moreover, the loan book in COP decreased by 18.97% because of the effect of revaluation of the peso against the dollar and increased 1.98% in USD mainly driven by the consumer portfolio which grew 6.20% when expressed in USD. On the other hand, deposits grew by 1.75% mainly driven by time deposits and saving accounts. Furthermore, the Bank increased investment in bonds to strengthen the liability structure.

Total credit impairment charges, net increased by 50.85% to COP 155 billion from COP 103 billion in 2022, primarily due to growth in the consumer portfolio.

Total fees and commissions, net increased by 6.21% to COP 291 billion despite fees and commission expenses growing by 10.79% due to higher transactional fees charged in banking services.

Total operating expenses increased by 7.19% to COP 800 billion, primarily caused by increases in salaries and employee benefits.

Assets attributable to Banking El Salvador decreased by 19.06% during the year, mainly driven by the appreciation of the FX that impacted loans expressed in USD dollars.

Banking Panama:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	2,826,559	2,364,820	1,963,509	19.53%	20.44%
Interest income on loans and financial leases	2,415,234	2,154,151	1,791,476	12.12%	20.24%
Total debt investments	301,167	161,974	156,377	85.94%	3.58%
Derivatives, net	817	(1,026)	1,860	(179.63)%	(155.16)%
Total liquidity operations, net	109,341	49,721	13,796	119.91%	260.40%
Interest expenses	(1,238,112)	(910,937)	(796,396)	35.92%	14.38%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,588,447	1,453,883	1,167,113	9.26%	24.57%
Total credit impairment charges, net	(270,501)	(545,012)	(323,216)	(50.37)%	68.62%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,317,946	908,871	843,897	45.01%	7.70%
Expenses from transactions by the operating segments of the Bank	(34,105)	(25,022)	(10,089)	36.30%	148.01%
Fees and commissions income	532,930	446,583	351,603	19.34%	27.01%
Fees and commissions expenses	(258,897)	(210,004)	(151,906)	23.28%	38.25%
Total fees and commissions, net	274,033	236,579	199,697	15.83%	18.47%
Other operating income(1)	36,939	51,494	19,101	(28.27)%	169.59%
Dividends and net income on equity investments	13,498	9,655	4,387	39.80%	120.08%
Total operating income, net	1,608,311	1,181,577	1,056,993	36.12%	11.79%
Operating expenses(2)	(909,843)	(797,091)	(700,226)	14.15%	13.83%
Impairment, depreciation and amortization	(107,716)	(110,293)	(104,493)	(2.34)%	5.55%
Total operating expenses	(1,017,559)	(907,384)	(804,719)	12.14%	12.76%
Profit before income tax	590,752	274,193	252,274	115.45%	8.69%
Segment assets	40,740,495	52,445,934	40,561,211	(22.32)%	29.30%
Segment liabilities	36,315,750	47,081,613	36,231,139	(22.87)%	29.95%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for Banking Panama increased by 115.45% to COP 591 billion from COP 274 billion in 2022 due to the reasons described below.

The financial statements expressed in Colombian pesos are affected by the appreciation of the COP against the USD, which reached 20.54% during the last year.

Total interest and valuations increased by 19.53% to 2,827 billion in COP terms, however, when measured in USD they increased by 17.62% mainly due to the growth of interest income generated from commercial and mortgage loans, and due to the valuations of investments in debt securities. The loan book decreased by 2.02% in USD mainly driven by the reduction in the commercial portfolio balance.

Total credit impairment charges, net decreased by 50.37% to COP 270 billion compared to COP 545 billion in 2022. This variation is due to lower provision charges and higher recoveries of charged-off loans.

Total fees and commission, net increased by 15.83% to COP 274 billion, mainly driven by higher income generated by merchant acquiring services, ATM fees and Bancassurance in spite of an increase in banking services expenses.

Total operating expenses increased by 12.14% due to increases in salaries, bonuses, and administrative expenses.

Assets attributable to Banking Panama decreased by 22.32% during the year, mainly driven by the appreciation of the FX that impacted loans expressed in USD.

Banking Guatemala:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	1,795,543	1,537,801	1,178,615	16.76%	30.48%
Interest income on loans and financial leases	1,726,821	1,509,143	1,109,804	14.42%	35.98%
Total debt investments	60,534	27,089	67,772	123.46%	(60.03)%
Total liquidity operations, net	8,188	1,569	1,039	421.86%	51.01%
Interest expenses	(731,886)	(528,459)	(397,138)	38.49%	33.07%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,063,657	1,009,342	781,477	5.38%	29.16%
Total credit impairment charges, net	(499,368)	(168,834)	35,841	195.77%	(571.06)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	564,289	840,508	817,318	(32.86)%	2.84%
Expenses from transactions by the operating segments of the Bank	(76,054)	(45,526)	(26,324)	67.06%	72.94%
Fees and commissions income	223,200	218,554	159,908	2.13%	36.67%
Fees and commissions expenses	(89,405)	(91,424)	(50,144)	(2.21)%	82.32%
Total fees and commissions, net	133,795	127,130	109,764	5.24%	15.82%
Other operating income(1)	130,757	129,403	82,855	1.05%	56.18%
Dividends and net income on equity investments	1,827	828	658	120.65%	25.84%
Total operating income, net	754,614	1,052,343	984,271	(28.29)%	6.92%
Operating expenses(2)	(620,928)	(577,497)	(464,199)	7.52%	24.41%
Impairment, depreciation and amortization	(55,243)	(54,999)	(102,991)	0.44%	(46.60)%
Total operating expenses	(676,171)	(632,496)	(567,190)	6.91%	11.51%
Profit before income tax	78,443	419,847	417,081	(81.32)%	0.66%
Segment assets	21,377,205	26,143,629	19,510,688	(18.23)%	34.00%
Segment liabilities	19,469,075	23,635,998	17,763,659	(17.63)%	33.06%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for Banking Guatemala decreased by 81.32% to a profit of COP 78 billion from a profit of COP 420 billion in 2022 due to the reasons described below.

The financial statements expressed in Colombian pesos are affected by the appreciation of the COP against the USD, which reached 20.54% during the last year.

Total interest and valuation increased in COP terms by 16.76% to COP 1,795 billion, and increased by 14.66% when measured in USD, due to a better performance of the loan portfolio mainly driven by the consumer portfolio. The loan portfolio expressed in USD grew by 2.29%, mainly due to a 7.77% increase in the consumer portfolio and 14.57% in the mortgage portfolio.

Total credit impairment charges, net increased by 195.77% to COP 499 billion from COP 169 billion in 2022, due to higher provision charges in the consumer portfolio and lower provision reversals compared to 2022.

Total fees and commission, net increased by 5.24% to COP 134 billion mainly due to fee income growth from electronic services and ATMs and was also positively impacted by the reduction in commission expenses for sales and services.

Total operating expenses increased by 6.91% to COP 676 billion, mainly due to increases in salaries and administrative expenses for maintenance.

Assets attributable to Banking Guatemala expressed in COP decreased by 18.23%, whereas it grew 2.91% expressed in USD during the year mainly driven by the appreciation of the exchange rate that impacted loans expressed in US dollars.

Trust:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	47	72	46	(34.72)%	56.52%
Interest income on loans and financial leases	47	72	46	(34.72)%	56.52%
Interest expenses	(179)	(150)	(167)	19.33%	(10.18)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(132)	(78)	(121)	69.23%	(35.54)%
Total credit impairment charges, net	(2,893)	(796)	(4,595)	263.44%	(82.68)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(3,025)	(874)	(4,716)	246.11%	(81.47)%
Expenses from transactions by the operating segments of the Bank	(16,518)	(12,658)	(26,584)	30.49%	(52.38)%
Fees and commissions income	361,965	318,869	347,878	13.52%	(8.34)%
Fees and commissions expenses	(4,244)	(3,668)	(3,881)	15.70%	(5.49)%
Total fees and commissions, net	357,721	315,201	343,997	13.49%	(8.37)%
Other operating income(1)	14,107	14,897	12,702	(5.30)%	17.28%
Dividends and net income on equity investments	33,275	2,164	28,201	1,437.66%	(92.33)%
Total operating income, net	385,560	318,730	353,600	20.97%	(9.86)%
Operating expenses(2)	(177,626)	(153,377)	(129,923)	15.81%	18.05%
Impairment, depreciation and amortization	(2,218)	(1,630)	(1,548)	36.07%	5.30%
Total operating expenses	(179,844)	(155,007)	(131,471)	16.02%	17.90%
Profit before income tax	205,716	163,723	222,129	25.65%	(26.29)%
Segment assets	658,547	603,486	638,280	9.12%	(5.45)%
Segment liabilities	138,171	126,307	108,254	9.39%	16.68%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for the trust segment increased by 25.65% to COP 206 billion from COP 164 billion in 2022, due to the reasons described below.

Total fees and commission, net increased by 13.49% to COP 358 billion, mainly driven by an increase in fee income from collective investment funds. The operating income, net increased 20.97% to COP 386 billion when compared to 2022.

Total operating expenses increased by 16.02% to COP 180 billion, primarily due to an increase in salaries and employee benefits by 27.9% to COP 29 billion.

Assets attributable to the Trust segment increased by 9.12% during 2023 to COP 659 billion, due to investments in associates and the purchase of investment certificates. Liabilities increased by 9.39% to COP 138 billion, due to an increase in liabilities for employee benefits and taxes.

Investment Banking:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	6	4	—	50.00%	100.00%
Total debt investments	6	4	—	50.00%	100.00%
Interest expenses	(1)	(4)	(7)	(75.00)%	(42.86)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	5	—	(7)	100.00%	(100.00)%
Total credit impairment charges, net	(380)	(924)	(55)	(58.87)%	1,580.00%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(375)	(924)	(62)	(59.42)%	1,390.32%
Revenues from transactions by the operating segments of the Bank	13,949	3,404	3,576	309.78%	(4.81)%
Fees and commissions income	55,917	86,232	79,531	(35.16)%	8.43%
Fees and commissions expenses	(238)	(269)	(49)	(11.52)%	448.98%
Total fees and commissions, net	55,679	85,963	79,482	(35.23)%	8.15%
Other operating (expenses) income(1)	(1,011)	671	879	(250.67)%	(23.66)%
Dividends and net income on equity investments	(98,512)	8,760	(232)	(1,224.57)%	(3,875.86)%
Total operating income, net	(30,270)	97,874	83,643	(130.93)%	17.01%
Operating expenses(2)	(49,759)	(47,997)	(34,905)	3.67%	37.51%
Impairment, depreciation and amortization	(208)	(232)	(206)	(10.34)%	12.62%
Total operating expenses	(49,967)	(48,229)	(35,111)	3.60%	37.36%
Profit before income tax	(80,237)	49,645	48,532	(261.62)%	2.29%
Segment assets	1,719,824	2,116,143	2,039,204	(18.73)%	3.77%
Segment liabilities	51,841	80,162	55,743	(35.33)%	43.81%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for the Investment Banking segment decreased 261.62% to COP (80) billion from COP 49.6 billion in 2022, due to the reasons described below.

Total fees and commissions, net decreased 35.23% to COP 56 billion due to lower fees in structured financing, financial advisory services, and structured securities.

Dividends received and share of profits from equity method investees reported a decrease to COP (99) billion from COP 9 billion in 2022, due to a reduced net income in capital investments. Total operating income, net decreased by 130.93% to COP (30) billion from COP 98 billion in 2022.

Total operating expenses increased by 3.60% to COP 50 billion, largely due to an increase in administrative expenses which has not been offset by the slight decrease in salaries and employee benefits.

The assets attributable to Investment Banking decreased by 18.73% to COP 1,720 billion, primarily due to the reduction in associated investments and joint ventures.

The liabilities attributable to the Investment Banking segment decreased by 35.33% during 2023 to COP 52 billion, due to a decrease in employee benefit and tax liabilities.

Brokerage:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	45,875	12,996	12,277	252.99%	5.86%
Interest income on loans and financial leases	5,076	511	28	893.35%	1,725.00%
Total debt investments	36,538	20,024	12,540	82.47%	59.68%
Derivatives, net	(1,747)	658	(832)	(365.50)%	(179.09)%
Total liquidity operations, net	6,008	(8,197)	541	(173.30)%	(1,615.16)%
Interest expenses	(222)	(104)	(73)	113.46%	42.47%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	45,653	12,892	12,204	254.12%	5.64%
Total credit impairment charges, net	106	3,133	(116)	(96.62)%	(2,800.86)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	45,759	16,025	12,088	185.55%	32.57%
Revenues from transactions by the operating segments of the Bank	68,617	53,229	59,995	28.91%	(11.28)%
Fees and commissions income	103,985	111,366	117,282	(6.63)%	(5.04)%
Fees and commissions expenses	(8,645)	(6,160)	(4,135)	40.34%	48.97%
Total fees and commissions, net	95,340	105,206	113,147	(9.38)%	(7.02)%
Other operating income (expenses)(1)	4,737	13,575	(6,075)	(65.10)%	(323.46)%
Dividends and net income on equity investments	6,416	(4,314)	2,177	(248.73)%	(298.16)%
Total operating income, net	220,869	183,721	181,332	20.22%	1.32%
Operating expenses(2)	(186,212)	(153,317)	(119,265)	21.46%	28.55%
Impairment, depreciation and amortization	(2,950)	(1,754)	(1,896)	68.19%	(7.49)%
Total operating expenses	(189,162)	(155,071)	(121,161)	21.98%	27.99%
Profit before income tax	31,707	28,650	60,171	10.67%	(52.39)%
Segment assets	351,694	326,047	371,278	7.87%	(12.18)%
Segment liabilities	121,423	106,115	125,176	14.43%	(15.23)%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for the brokerage segment increase 10.67% to COP 32 billion from COP 29 billion in 2022, due to the reasons described below.

Total interest and valuation increased by 252.99% to COP 46 billion, mainly due to an increase of 82.47% in debt investments.

Total fees and commissions, net decreased 9.38% to COP 95 billion, mainly due to a decrease of COP 5 billion in brokerage commission income from smaller market operations and COP 4 billion in investment fund fees due to lower managed volumes in securities and private equity funds. Total operating income, net grew by 20.22% compared to 2022.

Total operating expenses increased by 21.98% to COP 189 billion from COP 155 billion in 2022, mainly driven due to an increase of 19.36% in employees´ salaries and benefits.

Assets attributable to the brokerage segment increased 7.87%, mainly due to an increase in the capital investment portfolio. Liabilities attributable to the brokerage segment increased by 14.43% during 2023 to COP 121 billion, driven by an increase in liabilities from money market operations.

International Banking:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	1,112,171	512,417	251,135	117.04%	104.04%
Interest income on loans and financial leases	940,091	446,028	215,529	110.77%	106.95%
Total debt investments	85,091	48,722	35,739	74.65%	36.33%
Derivatives, net	(188)	—	1	100.00%	(100.00)%
Total liquidity operations, net	87,177	17,667	(134)	393.45%	(13,284.33)%
Interest expenses	(596,039)	(271,280)	(198,012)	119.71%	37.00%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	516,132	241,137	53,123	114.04%	353.92%
Total credit impairment charges, net	4,164	25,029	14,995	(83.36)%	66.92%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	520,296	266,166	68,118	95.48%	290.74%
Revenues from transactions by the operating segments of the Bank	415,508	212,049	81,997	95.95%	158.61%
Fees and commissions income	47,228	42,021	33,309	12.39%	26.16%
Fees and commissions expenses	(11,042)	(8,025)	(6,556)	37.60%	22.41%
Total fees and commissions, net	36,186	33,996	26,753	6.44%	27.07%
Other operating income(1)	16,794	9,954	11,109	68.72%	(10.40)%
Dividends and net income on equity investments	37	35	20	5.71%	75.00%
Total operating income, net	988,821	522,200	187,997	89.36%	177.77%
Operating expenses(2)	(89,219)	(79,814)	(61,191)	11.78%	30.43%
Impairment, depreciation and amortization	(4,259)	(2,626)	(1,993)	62.19%	31.76%
Total operating expenses	(93,478)	(82,440)	(63,184)	13.39%	30.48%
Profit before income tax	895,343	439,760	124,813	103.60%	252.34%
Segment assets	30,199,897	35,131,458	24,074,957	(14.04)%	45.93%
Segment liabilities	20,734,521	23,216,118	15,568,638	(10.69)%	49.12%

(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for the International Banking segment increased 103.60% to COP 895 billion from COP 440 billion in 2022 due to the reasons described below.

The financial statements expressed in Colombian pesos are affected by the depreciation of the COP against the USD, which reached 20.5% during the last year. Nevertheless, total interest and valuation increased in terms of COP by 117.04%, reaching COP 1,112 billion from COP 512 billion in 2022. This was mainly attributable to the rise in interest income from corporate client loans, interbank funds, and investments in debt securities.

The total charge for credit impairment recovery, net, decreased by 83.36% to COP (4) billion from COP (25) billion in 2022, primarily due to a lower volume of provision reversals resulting from a reduced loan portfolio balance and lower asset quality.

Total fees and commissions, net increased by 6.44%, to COP 36 billion, mainly due to a higher volume of transactions as a result of the increase in the number of clients in recent years. Commissions expenses increased due to a rise in professional correspondent fees with other entities within the group.

Total operating expenses increased by 13.39% to COP 93 billion, due to investments in digital transformation and automation of operational capabilities.

The assets attributable to the International Banking segment decreased by 14.04%, to COP 30.200 billion, primarily due to the appreciation of the exchange rate, which impacted loans expressed in US dollars.

All Other:

	Year ended December 31,
				Change	Change
	2023	2022	2021	2023-2022	2022-2021
	In millions of COP
Total interest and valuation on financial instruments	262,758	113,642	37,898	131.22%	199.86%
Interest income on loans and financial leases	262,075	116,072	36,226	125.79%	220.41%
Total debt investments	683	(2,447)	632	(127.91)%	(487.18)%
Total liquidity operations, net	—	17	1,040	(100.00)%	(98.37)%
Interest expenses	(172,025)	(99,863)	(52,776)	72.26%	89.22%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	90,733	13,779	(14,878)	558.49%	(192.61)%
Total credit impairment charges, net	(57,399)	(29,984)	(17,836)	91.43%	68.11%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	33,334	(16,205)	(32,714)	(305.70)%	(50.46)%
Expenses from transactions by the operating segments of the Bank	(166,086)	(145,942)	(101,036)	13.80%	44.45%
Fees and commissions income	23,986	18,161	3,097	32.07%	486.41%
Fees and commissions expenses	(12,910)	(468)	(2,721)	2,658.55%	(82.80)%
Total fees and commissions, net	11,076	17,693	376	(37.40)%	4,605.59%
Other operating income(1)	2,149,826	1,886,750	1,238,893	13.94%	52.29%
Dividends and net income on equity investments	225,049	221,444	196,604	1.63%	12.63%
Total operating income, net	2,253,199	1,963,740	1,302,123	14.74%	50.81%
Operating expenses(2)	(1,093,592)	(857,541)	(633,171)	27.53%	35.44%
Impairment, depreciation and amortization	(75,998)	(88,633)	(95,773)	(14.26)%	(7.46)%
Total operating expenses	(1,169,590)	(946,174)	(728,944)	23.61%	29.80%
Profit before income tax	1,083,609	1,017,566	573,179	6.49%	77.53%
Segment assets	10,224,734	9,222,529	7,117,110	10.87%	29.58%
Segment liabilities	4,874,547	4,320,836	3,037,853	12.81%	42.23%
(1)	Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2023 versus 2022

In 2023, profit before taxes for All Other increased by 6.49% to COP 1,084 billion in 2023, due to the reasons described below.

The total interest from the loan book and financial leasing operations increases by 125.79%, associated with the rise in the lease payments.

Other operating income increased by 13.94% to COP 2,150 billion associated with the increase in the fee for renting Colombia operating leases.

Dividends and net income on equity investments increased by 1.63% to COP 225 billion in 2023 due to better performance of the real estate asset portfolio.

Operating expenses, increased by 23.61%, primarily driven by administrative and general expenses, including maintenance, losses from claims and depreciation, among others.

Assets of the other segments increase by 10.87%, reaching 10.2 billion.

B.          LIQUIDITY AND CAPITAL RESOURCES

B.1        LIQUIDITY AND FUNDING

Liquid Assets

One of the main guidelines of the Bank is to maintain a solid liquidity position, therefore, the ALCO Committee, has established a minimum level of liquid assets, based on the funding needs of each subsidiary, to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring big losses or risking damage to the Bank’s reputation.

As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper operation under normal conditions but also to operate under stress market scenarios. During 2023, the Bank maintained a solid liquidity position, with high liquidity levels during the second half of the year.

The following table shows the composition of the liquid assets in the last two years:

Liquid Assets (1)	December 31, 2023	December 31, 2022
High quality Liquid Assets *
Cash	25,273,317	26,299,990
High quality liquid securities	19,951,771	17,739,501
Other Liquid Assets
Other securities **	5,455,735	4,019,688
Total Liquid Assets	50,680,823	48,059,179
(1)	Cash and those liquid assets received by the Central Bank for its expansion and contraction monetary operations. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

*High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.

**Other Securities: Securities issued by financial and corporate entities.

As of December 31, 2023, liquid assets showed a growth of COP 2,621 billion, mainly due to the increase in high-quality liquid securities. This change is a consequence of higher deposits and excess of liquidity, which has been managed through the treasury portfolio with purchases of liquid securities.

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

Funding Structure

As of December 31, 2023, the Bank’s liabilities reached COP 303,879 billion, a 2.86% decrease compared to December 31, 2022. Liabilities denominated in COP increased by 10.46%, and liabilities denominated in U.S. dollars decreased by 20.64%. These changes are principally the result of the increase in COP denominated time deposits, offset by a decline in COP denominated checking and saving accounts, USD denominated borrowings from other financial institutions and USD debt securities in issue. However, although USD denominated liabilities decreased by 20.64%, this change was mainly affected by the appreciation of the USD/COP exchange rate (20.54% in 2023).

	As of December 31,
	2023	2022
	In millions of COP
Total funding
Peso-denominated	197,575,174	178,861,272
Dollar-denominated.	106,303,906	133,955,910
Total Liabilities	303,879,080	312,817,182

In 2023, the Bank’s deposits reached COP 247,941 billion at year-end, a decrease of COP 3,051 billion, or 1.22% compared to 2022. COP denominated deposits increased by 9.18%, explained mainly by the rise in time deposits, while USD denominated deposits decreased by 17.25% as a result of the reduction in saving accounts and the effect of the exchange rate variations. The ratio of deposits to total assets was 72.3%, increasing by 116 basis points compared to 2022.

	As of December 31,
	2023	2022
	In millions of COP
Total Deposits	247,941,180	250,992,323

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2023 and 2022:

	2023	2022
Checking accounts	11.6%	12.9%
Time deposits	32.5%	27.9%
Saving accounts	35.8%	37.8%
Other deposits	1.7%	1.5%
Percentage of Total Liabilities	81.6%	80.1%

The Bank’s principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts. During 2023, time deposits played an important role in the financing structure of the balance sheet. High level inflation led the Central Bank to maintain a contractionary monetary policy, resulting in lower demand for liquidity, loans, and encouraging investors to reallocate their portfolios towards securities with higher yields. As a result, cost of funds was negatively affected due to high interest rates. Furthermore, the increase in time deposits was offset by the decrease in demand deposits.

Deposits as a percentage of the Bank’s total liabilities in 2023 were 81.6%, increasing from 80.1% of total liabilities at year-end 2022.

The ratio of net loans to deposits (including borrowings from commercial banks) was 90.19% at the end of 2023, decreasing from 94.00% as compared to 2022. This change is primarily explained by the decrease in net loans and advances to customers, that fell from COP 254,444 billion in 2022 to COP 237,728 billion in 2023, which was lower compared with the variation in deposits (the decrease was COP 7,095 billion reaching an amount of COP 263,589 billion in 2023).

	As of December 31,
	2023	2022
Net Loans to Deposits	90.19%	94.00%

The Bank also funds its operations with borrowings from financial institutions. Nevertheless, the main source of financing during 2023 was time deposits, as interest rates tended to remain high and demand for liquidity was lower. Additionally, Bancolombia’s time deposits and borrowings from financial institutions are linked to different market rates/indexes like the IBR, (a short-term benchmark interest rate of Colombian money market liquidity that reflects the price at which banks are willing to lend or borrow funds from financial market), DTF, IPC1, LIBOR and SOFR.

In addition, compliance with the Net Stable Funding Ratio in 2023, the increase in inflation, high interest rates and local and international political uncertainty generated additional pressure on the cost of financing operations in the short and long term.

Debt instruments in issue

In 2023, Bancolombia issued USD 50 million aggregate of notes, while Bancolombia Panamá, Bancolombia Puerto Rico and Banistmo issued notes in amounts of USD 41.9 million, USD 69.6 million and USD 122.2 million, respectively. Nevertheless, a USD 468 million senior bond prepayment was executed during 2023, and so the carrying amount of debt securities in issue decreased by COP 4,912 billion.

As of December 31, 2023, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 14,663 billion.

The following table shows the Bank´s debt securities in issue maturity profile:

						2029 and
	2024	2025	2026	2027	2028	thereafter	Total
	In millions of COP
Debt securities in issue	3,368,076	2,424,364	675,502	5,019,584	0	3,176,050	14,663,576

________________________________________

1 The IPC refers to the Consumer Price Index certified by the Colombian statistical bureau (“DANE”)

The following table sets forth the components of the Bank’s liabilities for the years 2023 and 2022:

	As of December,
		% of total		% of total
	2023	funding	2022	funding
	In millions of COP, except percentages
Checking accounts
Peso-denominated	19,712,279	6.5%	21,583,536	6.9%
Dollar-denominated	15,280,787	5.1%	19,225,320	6.0%
Total	34,993,066	11.6%	40,808,856	12.9%
Time deposits
Peso-denominated	59,146,972	19.5%	42,493,753	13.6%
Dollar-denominated	39,539,544	13.0%	44,644,314	14.3%
Total	98,686,516	32.5%	87,138,067	27.9%
Savings accounts
Peso-denominated	83,053,422	27.3%	84,542,389	27.0%
Dollar-denominated	25,917,912	8.5%	33,901,211	10.8%
Total	108,971,334	35.8%	118,443,600	37.8%
Other deposits
Peso-denominated	4,336,318	1.4%	3,645,007	1.2%
Dollar-denominated	953,946	0.3%	956,793	0.3%
Total	5,290,264	1.7%	4,601,800	1.5%
Interbank Deposits
Peso-denominated	—	—%	—	—%
Dollar-denominated	606,141	0.2%	902,132	0.3%
Total	606,141	0.2%	902,132	0.3%
Derivate financial instrument-Liabilities
Peso-denominated	6,635,034	2.2%	4,696,545	1.5%
Dollar-denominated	75,330	0.0%	40,909	0.0%
Total	6,710,364	2.2%	4,737,454	1.5%
Borrowings from other financial institutions (1)
Peso-denominated	6,488,331	2.1%	4,877,928	1.6%
Dollar-denominated	9,160,275	3.0%	14,814,710	4.7%
Total	15,648,606	5.1%	19,692,638	6.3%
Debt securities in issue
Peso-denominated	4,097,729	1.3%	4,708,588	1.5%
Dollar-denominated	10,565,847	3.5%	14,867,400	4.8%
Total	14,663,576	4.8%	19,575,988	6.3%
Repurchase agreements and other similar secured borrowing
Peso-denominated	308,711	0.1%	167,774	0.1%
Dollar-denominated	161,584	0.1%	21,278	0.0%
Total	470,295	0.2%	189,052	0.1%
Leases
Peso-denominated	1,107,405	0.4%	967,902	0.3%
Dollar-denominated	666,205	0.2%	932,366	0.3%
Total	1,773,610	0.6%	1,900,268	0.6%
Other liabilities
Peso-denominated	12,688,973	4.2%	11,177,850	3.6%
Dollar-denominated	3,376,335	1.1%	3,649,477	1.2%
Total	16,065,308	5.3%	14,827,327	4.8%
Total funding
Peso-denominated	197,575,174	65.0%	178,861,272	57.3%
Dollar-denominated	106,303,906	35.0%	133,955,910	42.7%
Total Liabilities	303,879,080	100.0%	312,817,182	100.0%
(1)	Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

The following table shows net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities, for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	In millions of COP
Operating activities	19,153,084	6,339,438	6,095,305
Investing activities	(159,689)	(4,654,502)	(650,486)
Financing activities	(5,430,672)	853,436	(6,809,972)
Increase (decrease) in cash and cash equivalents	13,562,723	2,538,372	(1,365,153)

Operating Activities

In 2023, operating activities resulted in positive net cash as a result of the increase of COP 17,025 billion in deposits by customers, compared with an increase of COP 23,214 billion in 2022, and COP 34,702 billion of interest received, up from COP 23,603 billion in 2022. The increase in loans and advances to customers and financial institutions was COP 10,554 billion, compared with COP 37,593 billion and COP 24,057 billion in 2022 and 2021 respectively.  Interest paid generated a use of cash of COP 15,978 billion in 2023, COP 7,508 billion in 2022 and COP 4,410 billion in 2021. The net change in value of investment securities recognized at fair value through profit and losses was negative by COP 1,988 billion in 2023, compared with 2022 where the net change in value was positive by COP 6,321 billion.

Investing Activities

In 2023, the Bank purchased debt securities at amortized cost of COP 3,629 billion, COP 4,915 billion in 2022 and COP 3,722 billion in 2021. The proceeds from maturities of debt securities at amortized cost provided COP 4,738 billion in 2023, COP 4,260 in 2022 and COP 2,984 billion in 2021.

Investing activities related to debt instruments at fair value through OCI provided net cash of COP 1,415 billion during 2023 and COP 235 billion during 2022. Investing activities related to equity securities and interests in associates and joint ventures used net cash of COP 106 billion during 2023, while in 2022 it used COP 56 billion; and investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 2,226 billion, compared with COP 3,117 billion used during 2022, and COP 1,632 billion in 2021.

Financing Activities

Proceeds from borrowings from other financial institutions provided COP 9,855 billion in 2023, COP 14,374 billion in 2022 and COP 4,182 billion in 2021. The placement of debt securities in issue provided COP 1,781 billion in 2023, COP 2,138 in 2022 and COP 1,387 in 2021. The repayment of borrowings used COP 9,921 billion in 2023, compared with COP 5,874 used in 2022 and COP 8,447 used in 2021; and the payments of debt securities in issue used COP 3,928 billion during 2023, COP 6,699 billion during 2022 and COP 1,871 billion during 2021. Cash was also used to pay dividends to stockholders in the amount of COP 3,298 billion, while in 2022 and 2021 this amount was COP 2,310 billion and COP 467 billion, respectively.

The decrease in repurchase agreements and other similar secured borrowing provided cash of COP 304 billion, compared with the COP 579 billion used in 2022 and the COP 1,457 billion in 2021.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the owners of Bancolombia amounted to COP 38,090 billion on December 31, 2023, down 2.56% from COP 39,089 billion on December 31, 2022. This decrease is mainly explained by the appreciation of the COP versus the USD and the lower net income generation during the year.

The Bank’s capital adequacy ratio on a consolidated basis was 13.40% as of December 31, 2023, up from 12.79% in 2022.

The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the SFC by 440 basis points above the minimum 9% required by the Colombian regulator. The basic capital ratio (Tier 1) was 11.42% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 8.66% at the end of 2023. For a full description of the Bank’s capital adequacy requirements, please see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation”.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2023, and 2022:

	As of December 31, 2023		As of December 31, 2022
	In millions of COP, except percentages
Primary capital	39,704,541		40,652,350
Subscribed capital	480,914		480,914
Additional paid-in capital	5,441,658		5,441,658
Financial statements translation adjustment
Legal reserve	14,541,561		14,534,766
Occasional reserves	7,250,712		3,162,401
Non-controlling interest	960,217		908,648
Other comprehensive income (loss)	4,065,182		7,749,234
Net income	6,116,936		6,783,490
Retained earnings	847,362		1,591,239
Less:	(8,919,345)		(11,001,874)
Long-term investments
Prior-year losses	(79,587)		(79,577)
Intangibles assets	(7,818,125)		(9,836,661)
Revaluation property, plant and equipment	(350,061)		(351,871)
Other intangibles	(671,572)		(602,531)
Deferred net income tax	—		(131,233)
Primary capital (Tier I)	30,785,197		29,650,476
Non-controlling interest
Hybrid bonds	4,283,448		6,109,531
Subordinated bonds	678,797		794,881
Other comprehensive income related to investments at fair value
General provisions	375,902		12,759
Computed secondary capital (Tier II)	5,338,147		6,917,171
Less:	(10,687)		(16,136)
Technical Capital (1)	36,112,657		36,551,511
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	11.42%	%	10.37%
Secondary capital to risk-weighted assets (Tier II)	1.98%	%	2.41%
Risk-weighted assets including market risk and operational risk	269,591,211		285,878,639
Technical capital to risk-weighted assets (2)	13.40%	%	12.79%
(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

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

As part of its operations, the Bank holds cash and cash equivalents primarily in Colombian pesos, U.S. dollars and Guatemalan quetzals. These positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to FX risk primarily arises from changes in the USD/COP exchange rate. The exposure to currency risk is managed by the Bank’s Treasury Division. The Bank estimates VaR metrics to limit the exposure to foreign currency risk of its balance sheet in Bancolombia, Valores Bancolombia, Banco Agrícola, Banistmo and BAM. These limits are supervised daily by the Bank’s Market Risk Management Office. The Bank’s Treasury Division manages a derivative portfolio in Bancolombia and Banistmo, which includes forward in FX with the purpose, among others, of hedging its overall currency exposure.

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

B.3       COMMITMENT FOR CAPITAL EXPENDITURES

See Item 4. “Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures”.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Bancolombia, through the Innovation Corporate VP, leads the investments in new business, the internal experimentation methodologies, and run pilots and POC (Proof of concepts) of new technologies that can enable new opportunities in our industry.

The creations derived from this core innovation activities are protected by a rigorous management of trademarks, copyright regulations, and industrial secret custody. To date, there are no outstanding patents or processes to obtain one. To date, there are no licensing agreements of our solutions or digital creations.

The Bank, through its Research, Development and Innovation Unit, is certified as a Highly Innovative Company by the Ministry of Science, Technology and Innovation of Colombia.

D.       TREND INFORMATION

As a result of the restrictive financial conditions, 2023 was a year of deceleration for the economies in which Bancolombia operates. Revenues on a consolidated basis have been impacted during the last year mainly due to the deterioration of the credit cycle. Net interest and valuation income in 2023 decreased 11.31%. Even though net interest margin grew on the back of higher average interest rates, worsening conditions on asset quality implied higher provisioning expenses and were the primary factor to explain a lower net income to shareholders. The evolution of the loan portfolio and the recovery on the credit cycle will be key drivers of the Bank’s performance going forward. The following is a brief discussion of recent trends in the company and the economy.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) topped COP 253,952 billion decreasing 5.92% year over year. Appreciation of the Colombian Peso against the US dollar was 20.54%, explaining the contraction in the balance considering that 30.54% of total loans are denominated in foreign currency. When excluding the FX effect, the balance would have increased 0.99%.

Compared to 2022, all the geographies (in which Bancolombia is present) posted a very low annual increase in its portfolio or even a contraction in the case of Banistmo, following a lower risk appetite by the Bank and a weakening demand from clients. When converted to local currency, consumer loans shrank 8.38%, commercial loans 5.63%, mortgages 3.00% and microlending 13.80%.

Loans in Bancolombia S.A. expanded only 1.11% during 2023, contracting in real terms. The slowdown when compared to 2022 is a result of a tighter origination policy in view of increasing concerns on asset quality and the deterioration of clients’ payment capacity. The retail loan book presented the sharpest variation decreasing 4.76%, consistent with a shift in preapproved loan disbursement policies. The Colombian economy experienced a significant deceleration during the year, as high inflation rates -caused by the resurgence of repressed consumption during the pandemic-, were followed by contractionary monetary and fiscal policies.

Loans in Banco Agricola grew 1.98% in dollar terms during 2023. Consumer and commercial loans had a similar performance growing at a slower pace when compared to the previous year, although keeping its market share in the country. The economy in El Salvador has moderated its pace of growth during the last year despite its resilience to the current context of global deceleration. It is expected that in coming months growth will further slow down due to the still high inflation, decreasing volume of remittances, and the lower expansion of trading partners.

Banistmo’s loan book was down 2.02% in an annual basis when measured in dollars. Panama was the most impacted nation by the pandemic in Central America, and the recovery is still visible with high growth rates during the last 3 years. In 2023, retail and construction activities were key drivers for the economy. The credit portfolio performance in Banistmo has been impacted by the increasingly competitive environment of the banking industry with narrowing yields. The Bank has prioritized the improvement of its margins, identifying the best risk profile segments. Commercial loans expansion should reactivate in 2024 as companies anticipate interest rate reductions to engage in higher levels of debt.

Banco Agromercantil was up 2.29% in its credit portfolio with mixed dynamics segment by segment. As in 2022, the consumer and mortgages presented the highest growth while commercial decreased. The Bank has continued a strategy to reorder its portfolio mix in which retail has gained share within the total balance. The economy in Guatemala posted a dynamic activity in the first half of 2023, remittances have been an important driver of household spending. In the second half of the year, there has been a slowdown to a large extent due to the political uncertainty and recent social unrest.

Foreign-denominated loans decreased 3.03% during 2023. The loan portfolio in the international banking operation of Bancolombia Panama, Puerto Rico, the USD denominated loans in Colombia, and the operation of Banistmo essentially provided the contraction of the dollar denominated portfolio on a consolidated basis. A better context in the global economy, lower interest rates and a stronger internal demand should boost credit growth at a faster pace in 2024 at a general level both in local and foreign currency for the Bank.

Net Interest Margin and Valuation

Most of the Bank’s loan book has a variable rate and the re-pricing pace of our assets tends to be faster than that of the Bank’s liabilities.

The annualized net interest margin in a consolidated basis was 6.99% for 2023, increasing when compared to the ratio of 6.80% reported in 2022.

Interest income went up due to a better performance of the lending business. Like a year before, the financial margin with clients climbed progressively as reference rates continued its upward trend and remained high during the year, as the Colombian Central Bank implemented its contractionary monetary policy since 2021 that concluded by the end of 2023. Bancolombia has experienced a steady expansion in interest income during this cycle despite the slow dynamic of loan originations in the last twelve months. Even though the Bank has redistributed its credit portfolio share in the last few years with a greater weight of consumer within the total balance that has contributed a higher margin, in 2023 this segment contracted as a conservative approach, reducing its risk appetite in the midst of a deterioration credit cycle.

As with reference rates hikes, the interest rate paid on interest-bearing liabilities grew for the year ended December 31, 2023. It is worth noting that the magnitude of growth on interest expenses was much lower than the increase of reference rates due to the low sensitivity of a large portion of the Banks’ liabilities.

A continuous shift in the funding mix remained during the last year, as in 2022, as customers have demanded greater yields in an environment of high interest rates. Time deposits accounted for 32.5% of total liabilities in 2023, up from a share of 27.9% the year before. Following a better liquidity position and a still low loan growth in 2024, a stabilization in high interest-bearing deposit taking is expected. Customer deposits account for 81.6% of the Bank's liabilities, offering a cost-competitive and stable source of funding.

Cost of credit

For the year 2023, the cost of credit was 2.84% of average loans, increasing when compared to the 1.56% posted in 2022. This increase was largely explained by the deterioration of the credit cycle, driving the formation of new past-due loans in all segments, however, to a larger extent in the consumer portfolio. The operation in Colombia represented the highest provisioning expenses on a consolidated basis. 2024 should be a transition year towards better asset quality metrics as financial conditions are expected to improve with a positive impact on cost of risk for the Bank. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves, reporting a coverage ratio to PDLs (overdue 30 days) of 120.0% as of December 2023.

E.        CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements requires the Bank's management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The material accounting policies, including the policies which include critical accounting estimates and judgements, are described in Note 2.E. to the Consolidated Financial Statements, Material accounting policies, Use of estimates and judgments.

The accounting policies listed below involve a high degree of uncertainty and could have a material impact on the Consolidated Financial Statements:

●	Credit risk impairment: The most significant judgements relate to the selection and calibration of the probability of default, loss given default and exposure at default models, as well as the selection of model inputs and economic forecasts and the likelihood of these economic scenarios. For the collective estimate of expected credit losses, assumptions and judgements include the definition of a significant increase in credit risk, the definition of default, forecasts collateral values, loan maturities and macroeconomic forecasts of variables such as unemployment, GDP and interest rates. In addition, individual expected credit loss models take into account assumptions about how a customer’s financial performance and future cash flows may be affected, the customer’s expected future operational and business activity, the ability to generate sufficient cash to pay debt obligations, trends and regulatory changes in the industry in which the customer operates, changes in the value of collateral, the weighting of scenarios used and other internal and external factors. There is a high degree of uncertainty involved in making estimates using assumptions that are highly subjective and sensitive to risk factors. As of December 31, 2023, December 31, 2022 and December 31, 2021, a total of COP 7,461,479, COP 3,721,353 and COP 2,521,178, respectively, of credit impairment charges on loans, advances and financial leases, net were recorded on the Consolidated Statement of Income. The significant difference between the credit impairment charges on loans, advances and financial leases as of December 31, 2023 and December 31, 2022 is due to the impacts of a less favorable economic outlook with lower economic growth and high inflation and interest rate trends. For further information about the change of the allowance for credit losses from 2023 to 2022, see Note 6 to the Consolidated Financial Statements, “Loans and Advances to Costumers, Net”, “Impact of movements in the value of the portfolio and loss allowance by Stage” section and Note Risk Management in “Credit Risk” section.

Additionally, as of December 31, 2023, there has been an improvement in the methodology used to calculate credit risk impairment, as described below:

-	A methodology change was made in the selection of the recovery of customers in default, which better reflects the client's payment behavior.
-	New rating models were developed to improve the risk classification of customers in the individual (in Colombia and Panama) and corporate (in Colombia) portfolios.
-	Improvements have been made to the threshold model to identify a significant increase in risk from the point of origin, which allows for greater accuracy in classifying customers into stage 2 (financial instruments that have experienced a significant increase in credit risk since their initial recognition, but do not have objective evidence of impairment) with a high probability of default.
-	An additional allowance adjustment (overlay) has been created for portfolios with recent delinquencies above the historical average.

The effect of the above is the creation of an allowance of COP 11,071 as of December 31, 2023. For further information, see Note 2.E.1 to the Consolidated Financial Statements.

●	Impairment testing of cash generating units (“CGU”), including goodwill: The identification of cash-generating units, the allocation of goodwill based on expectations as to which of the Bank’s business segments will benefit from the business acquisition, the estimation of the future cash flows of the CGUs and the rates used to discount these cash flows are subject to a high degree of uncertainty. As of December 31, 2023 and December 31,2022, a total of COP 7,818,125 and COP 9,836,661, respectively, of goodwill were recorded on the Consolidated Statement of Financial Position. See Note 2.E.2 to the Consolidated Financial Statements.

●	Recognition of digital assets: Determining the appropriate accounting treatment for the Bank’s digital asset holdings and for the custody of digital assets held by customers involves significant judgement, as there is currently no specific definitive guidance in IFRS or alternative accounting frameworks to account for these transactions. See Note 2.E.3 to the Consolidated Financial Statements.

●	Deferred tax and uncertainty over income tax treatments: Due to the changing conditions of the political, social and economic environment, the constant changes in tax legislation and the constant changes in tax principles and interpretations by tax authorities, the determination of the tax bases of deferred tax items involves difficult judgements related to recoverability, which is based on expected future profitability, offsets or tax deductions. As of December 31, 2023 and December 31, 2022, COP 685,612 and COP 764,594, respectively, of deferred tax assets were recorded on the Consolidated Statement of Financial Position. See Note 2.E.4 and 10 to the Consolidated Financial Statements.

●	Provisions and contingent liabilities: Significant judgement is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows, including the assumption of the discount rate where the timing of the outflow is greater than 12 months. As of December 31, 2023 and December 31, 2022, COP 401,111 and COP 417,242, respectively, of provisions were recorded on the Consolidated Statement of Financial Position. See Note 2.E.5 to the Consolidated Financial Statements.

●	Fair value of assets and liabilities: A variety of valuation techniques are used to determine the fair value of assets and liabilities, some of which involve significant unobservable inputs and are subject to significant uncertainty based on assumptions that would be used in the market to determine the price for assets or liabilities. As of December 31, 2023 and December 31, 2022, a total of COP 31,459,076 and COP 30,091,231, respectively, of assets and COP 6,710,364 and COP 4,737,454, respectively, were recorded in respect of liabilities that have been measured at fair value on a recurring basis in the Consolidated Statement of Financial Position. See Note 2.E.6 to the Consolidated Financial Statements.

●	Measurement of employee benefits: The measurement of post-employment and long-term employee benefit obligations involves a number of inputs and is dependent on a number of assumptions about future events, such as discount rate, inflation rate, pension payments and deferred pensions, compensation and mortality. As of December 31, 2023 and December 31, 2022, COP 882,954 and COP 765,371, respectively, of liabilities relating to post-employment benefit and long-term benefit plans were recorded on the Consolidated Statement of Financial Position. See Note 2.E.7 to the Consolidated Financial Statements.

●	Transaction price determination: The Bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. See Note 2.E.8 to the Consolidated Financial Statements.

●	Leases: The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. As of December 31, 2023 and December 31, 2022, a total of COP 1,634,045 and COP 1,827,108, respectively, of right-of-use assets and COP 1,773,610 and COP 1,900,268, respectively, of lease liabilities were recorded on the Consolidated Statement of Financial Position. See Note 2.E.9 to the Consolidated Financial Statements.

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

As of December 31, 2023, there were no changes in the significant estimates and judgments made by management in applying the Bank's accounting policies as compared to those applied in the Consolidated Financial Statements for the year ended as of December 31, 2022 and December 31, 2021, except for the methodology used to calculate the allowance for credit losses and the recognition of digital assets discussed above.

ITEM 6         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                   DIRECTORS AND SENIOR MANAGEMENT

The following persons acted as directors and senior managers of the Bank:

Directors

●	Gonzalo Alberto Pérez Rojas was born in 1958. Mr. Pérez holds a law degree from Universidad de Medellín and a post-graduate degree in insurance from Swiss Re - Zurich and a CEO Management Program certificate from the Kellogg School of Management. Mr. Pérez was appointed as CEO of Grupo de Inversiones Suramericana on April 1, 2020. He previously served as CEO of Suramericana S.A, Insurance and Social Security Company where he also worked as Vice-president of Insurance and Capitalization, Vice-president of Corporate Business, Manager for Corporate Business and Human Resources Manager. Currently, he serves as a member of the board of directors of the subsidiaries of Suramericana (Seguros SURA) in Latin America and Sura Foundation. Mr. Pérez was a Member of the Board during the period of 1990 to 1994 and has served again since 2004.
●	Juan David Escobar Franco was born in 1969. Mr. Escobar is a Systems Engineer from Universidad EAFIT and has a post-graduate degree in Electronic Business from Tecnológico de Monterrey and an MBA from the same institution. He holds a master in Actuarial Science from Georgia State, and has studied High Management Studies at the Kellogg School of Management, and Digital Transformation at University of Virginia, among other courses associated to project management and direction. Mr. Escobar is the CEO of Seguros Sura Colombia, where he had previously served as Insurance Vice-president, Actuarial Manager and Director of the Automobile Department. Mr. Escobar has been a non-independent member of the Bank’s Board of Directors since his appointment in 2020. He has been a member of different boards of directors in the corporate and social sectors.
●	Luis Fernando Restrepo Echavarría was born in 1958. He has a bachelor’s degree in Industrial Management from Georgia Institute of Technology and an MBA degree from the University of Chicago. He has been affiliated with The Marmon Group of Chicago and was part of the Leadership Rotational Program in Chicago at The Rego Company (Planning Production and Industrial Engineering), Hammond Organ Company (Financial and Cost Accounting) and Marmom Keystones (sales). Mr. Restrepo currently serves as CEO of Crystal S.A.S., a company dedicated to the production and commercialization in Latin America of brands such as Gef, Punto Blanco, Baby Fresh and Galax. He is currently a member of the Board of Directors of: Constructora Conconcreto S.A, Etiflex S.A (Litography) and Espumas Plásticas S.A.S - Comodisimos and he previously served on the Board of Directors of Asociación Nacional de Empresarios de Colombia - ANDI. He is also a member of the Advisory Board of the President of Georgia Tech in the U.S.A. Mr. Restrepo has been an independent member of the Bank’s Board of Directors since his appointment in 2016. He has been the Chairman of the Board since April 26, 2022.
●	Andrés Felipe Mejía Cardona was born in 1962. Mr. Mejía is an Economist from Michigan University and has an MBA from Eafit, Studies in Strategic Planning from Universitat de Barcelona, Senior Management from Universidad de los Andes and was part of the Program EXPRO of International Business at CBI Rotterdam, Holland. Mr. Mejía has extensive professional experience in foreign trade and international markets. He is CEO of MU Mecanicos Unidos S.A.S., a company dedicated to metal casting and manufacturer of the Victoria brand. He has been member of the Board of Directors of Edatel, ISA, Isagen, Fabricato, Internexa, XM and Protección S.A. Mr. Mejia has been an independent member of the Bank’s Board of Directors since his appointment in 2016.
●	Sylvia Escovar Gómez was born in 1961. Mrs. Escovar is an economist from Universidad de los Andes. She has worked as chief economist of the World Bank´s resident mission in Colombia and was head of the External Credit Division of the National Planning Department (“Departamento Nacional de Planeación” or “DNP”). She served as Head of the Economic Research Service of Banco de la República, Head of the National Public Policy Evaluation System of the DNP and General Director of FES Leadership Foundation. She was Undersecretary of Education and Undersecretary of Finance in Bogotá D.C. and had previously served as Financial Vice President of Fiducolombia. For the last 18 years she has been affiliated with Organización Terpel S.A., where she has held different positions such as Commercial Vice-President, National Fuels Manager, and Financial and Administrative Manager. She served as Chief Executive Officer from 2012 until December 2020. Since January

2021, she has been a strategic advisor to the Board of Directors of Terpel S.A. and a member of the boards of directors of the subsidiaries of this organization. She is Director of EPS Sanitas and ETB S.A. In March 2020, she was appointed as an independent member of the Bank´s Board of Directors.
●	Arturo Condo Tamayo was born in 1967. Arturo holds a Doctorate in business strategy and competitiveness from Harvard Business School. He is President of Universidad EARTH, a Costa Rican institution that educates leaders on sustainability in rural areas and in the past has been President of INCAE Business School and Director of the Latin American Center for Competitiveness and Sustainable Development (LACCSD). He has been a professor in strategy, competitiveness and sustainable development. Currently he is a consultant in strategic planning and competitive, corporate and internationalization strategies for Latin American and Asian companies and organizations. He has also been an advisor to multilateral organizations like the IDB and the World Bank. In 2014, he launched Keyword Centroamérica, a strategic information company he chairs. He is a founding member of Central American Private Sector Initiative (CAPSI), a group of regional leaders focused on improving the Central Americans quality of life through regional actions and of the Global Shapers Community in San Jose, Costa Rica, which is part of the World Economic Forum. He has been recognized by the World Economic Forum (WEF) as a Young Global Leader (YGL). He is a founding board member of the Global Business Oath Project, a project that seeks to change the ethical behavior of business leaders. Arturo Condo was also one of the founders and promoters of the Fintech Association of Central America and the Caribbean in 2016 and a board member of the fintech Impesa (2015- 2017). He is a Board Member of Voces Vitales Costa Rica- NGO, Earth Ventures and The Common Project. Mr. Condo has been an independent member of the Bank’s Board of Directors since his appointment in 2016.
●	Silvina Vatnick was born in 1959. PhD candidate in macroeconomics and international finance from Columbia University, New York. Economist from the University of Buenos Aires and holds a master’s degree in economics from UCEMA. Her professional development has been focused on macroeconomic issues, financial and regulatory stability, corporate governance, access to finance, sustainability, and entrepreneurship. She possesses solid technical expertise, and a close understanding of the economy in Latin America, particularly in countries like Colombia and Guatemala. Silvina also has extensive experience in the management of institutional affairs. She is cofounder and director of Global Outcomes LLC, a strategic advisory firm for companies, governments, and public and private institutions interested in Latin America and the world. She is currently Senior Advisor to the US Treasury Department’s Office of Technical Assistance on financial and regulatory stability issues. She´s also a member of the Corporate Governance Task Force at the OECD. In March 2021, she was appointed as an independent member of the Bank’s Board of Directors. In May 2021, she was identified by the Board as the audit committee financial expert.

For additional information regarding the Board of Directors and its functions, see Item 10 “Additional Information – B. Memorandum and Articles of Association – Board of Directors”.

Senior Management

●	Juan Carlos Mora Uribe was born in 1965. He has been CEO of Bancolombia since May 2016. Prior to his appointment as CEO of Bancolombia, he was the Bank´s Corporate Innovation and Digital Transformation Vice President since 2015. He holds a B.A degree from Universidad Eafit and an M.B.A degree from Babson College. Mr. Mora has experience in diverse areas of corporate finance and investment banking. Mr. Mora performed the role of Vice President of Risk in 2005 and was then appointed as Chief Corporate Services Officer until 2015. Currently, he chairs the Comité Universidad Empresa Estado – CUEE board along with the president of la Universidad de Antioquia.
●	Mauricio Rosillo Rojas was born in 1969. He has been the Business Vice President of Bancolombia since December 2023. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, and obtained a degree in financial legislation from Universidad de Los Andes, a master’s degree in commercial and economic law from the University of Georgia, and additional training in European Community law from the Free University of Brussels. Mr. Rosillo has held several positions in the public and private sectors, including General Secretary of Federación Colombiana de Compañías de Leasing (Fedeleasing), Interim Colombian Superintendency of

Cooperatives (“Superintendente de Economia Solidaria (encargado)”), Director of Financial Regulation of the Colombian Ministry of Finance, Supervisor of the Securities Market of the Colombian Securities Exchange and President of the Colombian Self-Regulatory Organization (Autoregulador del Mercado de Valores - AMV). He was the Chief Legal Officer of Bancolombia from December 2008 until September 2019, when he was appointed as Corporate Vice President, a position that he held until 2023 before his appointment as Vice President of Business of Bancolombia. The Business Vice-presidency is responsible for leading the individual banking, small and medium enterprises and corporate business segments, as well as consolidating other support areas such as marketing, products, customer service and analytics, among others.
●	Julián Mora Gómez was born in 1976. He has been the Corporate Vice President since December 2023. He holds a law degree from Universidad Pontificia Bolivariana in Medellin, and obtained a degree in insurance from the same university, and an MBA from the EADA Business School. Mr. Mora has worked in various roles in Bancolombia for more than 20 years, as a lawyer and commercial and regional manager of Fiduciaria Bancolombia, director of industry and trade of Banca de Inversión Bancolombia, CEO of Fiduciaria Bancolombia, and as Chief Compliance Officer for Grupo Bancolombia, Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversión Bancolombia from January 2022 until his appointment in 2023 as Corporate Vice President. He has also performed as Professor in Pontificia Universidad Javeriana in Bogotá. The Corporate Vice Presidency oversees the Financial and Treasury Vice Presidency, Human Resources Vice Presidency, Compliance Vice Presidency and Reputation and Communications Vice Presidency.
●	Jaime Alberto Villegas Gutierrez was born in 1965. He has been the Vice President of Corporate Services since November 2016. He holds an industrial engineering degree from Universidad de los Andes and a graduate degree in finance from the same University. He has worked in the financial, operations and technology department of financial institutions such as Standard Chartered Bank, in Colombia, Peru, United Arab Emirates and Singapore. The Corporate Services Vice Presidency is responsible for supplying corporate, administrative, technological, operational, and project support services required by the business units to fulfill the promises made to customers, ensuring the normal development of activities of Grupo Bancolombia in Colombia and abroad.
●	Rodrigo Prieto Uribe was born in 1973. He has been the Corporate Risks Vice President since March 2011. He is a civil engineer and has a master’s degree in economics from Universidad de los Andes and a master’s degree in finance from Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Prieto has worked at Bancolombia holding several positions at different departments in Risk, Investment Banking, Financial Planning, Strategic Planning, and Corporate Project Management. He has also been a professor at several universities including Universidad EAFIT, Escuela de Ingeniería de Antioquia and Universidad de los Andes. The Corporate Risks Vice Presidency is responsible for the design of Bancolombia's risk management strategy, and the leadership of its execution and the determination of the risk appetite.
●	José Mauricio Rodriguez was born in 1972. He has been the Vice President of Internal Audit since August 2020. He has more than 20 years of experience in auditing, and has been working for Grupo Bancolombia since 1994 where he has held different positions in the Group, including Vice President of Internal Audit at Banco Agrícola, Bancolombia´s subsidiary at El Salvador. José Mauricio is a Certified Public Accountant from Universidad de Medellín and an IT Technician from Politecnico Colombiano. He also holds an Executive MBA from Centro Universitario Villanueva and an undergraduate degree in Finance from Universidad de Medellín. Mr. Rodríguez is also certified in risk (CRMA) by IIA – The Institute of Internal Auditors- and is licensed to perform quality assessments (QA).
●	Cipriano López Gonzalez was born in 1974. He has been the Innovation Vice President since 2019. He is a mechanical engineer from Bolivariana Pontifical University, holds an MBA degree from the Bordeaux School of Business in France, and has participated in complementary executive programs in the universities of Harvard, Stanford and Wharton Business School. He has previously worked for SAB-Miller Group as Negotiating Director, DANONE Group in France as the officer in charge of the cereal products category for Europe, and with L’Oreal in France and Spain. From 2010 to 2018 he was CEO of Haceb Industries, where he led the process of innovation and digital transformation, developing new businesses, alliances and a customer-centered culture.

●	Jose Humberto Acosta was born in 1962. He has been the Financial Vice President since June 2012 and Bancolombia´s Chief Financial Officer since January 2020. He is a Business Administrator from Universidad Externado de Colombia with an MBA from Universidad de la Sabana. He served as manager of International Division, manager of Organization and Methods Division, general coordinator of Merger, among other positions in Corfinsura S.A.
●	Claudia Echavarria Uribe was born in 1979. She has been Bancolombia´s Chief Legal Officer and General Counsel since December 2019. She is a lawyer from Universidad Pontificia Bolivariana, has a Master of Law degree from Columbia University Law School and is a member of the New York Bar. Most recently she was the Corporate Vice-president and the General Counsel of Almacenes Exito and previously she held different positions at the legal department of Bancolombia and in Banca de Inversion Bancolombia between 2004 and 2015.

María Cristina Arrastia Uribe, who held the position of Business Vice President until November 30, 2023, tendered her resignation upon reaching retirement age, which was accepted by the Board of Directors.

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

The Good Governance Code of Bancolombia sets a mandatory retirement age of 65 years for senior management.

B.                   COMPENSATION OF DIRECTORS AND OFFICERS

In 2023, the Bank paid each Board Director who resides in Colombia a fee of COP 12.17 million per month for membership on the Board, and another fee of COP 12.17 million for participating in Support Committees.

In 2023, the Bank paid each Board Director who does not reside in Colombia a fee of USD 3.195 per month for membership on the Board, and another fee of USD 3.195 for participating in Support Committees. In addition, they receive an allowance of USD 266 per day when they must travel.

In accordance with the current policy, 70% of Board of Directors fees are paid in cash each month and the remaining 30% is paid through a contribution in an investment fund that invests in Bancolombia shares. Directors only have the right to withdraw money from the fund after two years following the respective contributions.

The directors received no other compensation or benefits, and there is no stock option plan for them.

The Board maintains a committee named the Designation, Compensation and Development Committee, consisting of three Board members, with the goal of defining and supervising compensation and organizational development from a strategic perspective. The main purpose of this Committee is to support the Board of Directors in appointment, hiring, and compensation policies for senior management officers and for Grupo Bancolombia’s compensation model.

The Board of Directors approves any salary increases for the Chief Executive Officer and the salary policies for the remaining employees.

Consistent with Colombian law, the Bank does not publish information regarding the compensation of the Bank’s individual officers. The aggregate amount of remuneration paid by the Bank to senior management during the fiscal year ended December 31, 2023 is disclosed in Note 28. Related party transactions of consolidated financial statements.

The Bank has established an incentive compensation plan that awards bonuses annually or semi-annually to its employees. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of the Bank and its executives’ achievement of established goals. Bonuses are paid in cash and through an investment fund that invests in Bancolombia shares. Employees only have the right to withdraw money from the fund after three years following the respective contributions.

C.                   BOARD PRACTICES

The following table reflects the composition of the Board of Directors as of March 26, 2024

Name	Elected to the Board	Term Expires
Gonzalo Alberto Pérez Rojas	2004	2025
Juan David Escobar Franco	2020	2025
Luis Fernando Restrepo Echavarría	2016	2025
Andrés Felipe Mejía Cardona	2016	2025
Sylvia Escovar Gómez	2020	2025
Arturo Condo Tamayo	2016	2025
Silvina Vatnick	2021	2025

Messrs. Luis Fernando Restrepo Echavarría, Andres Felipe Mejía Cardona, Sylvia Escovar Gomez, Arturo Condo Tamayo and Silvina Vatnick are independent directors in accordance with the Bank’s by-laws, Colombian laws and NYSE standards. Consequently, the majority of the Board of Directors is composed of independent directors. Neither the Bank nor its Subsidiaries have any type of agreement with the Bank’s directors providing for benefits upon termination of their term.

The following are the current terms of office and the period during which the members of senior management have acted as such in Bancolombia. There are no defined expiration terms. The members of senior management can be removed by a decision of the Board of Directors.

Name	Period Served
President
Juan Carlos Mora Uribe	Since 2016
Vice Presidents
Mauricio Rosillo Rojas	Since 2008
Julián Mora Gómez	Since 2023
Jaime Alberto Villegas Gutierrez	Since 2016
Rodrigo Prieto Uribe	Since 2011
Jose Mauricio Rodriguez Rios	Since 2020
Cipriano Lopez Gonzalez	Since 2019
Claudia Echavarría Uribe	Since 2019
Jose Humberto Acosta	Since 2020

For further information about the Bank’s corporate governance practices please see Item 16. “Reserved – B. Corporate Governance and Code of Ethics.”

Audit Committee

The Bank’s Board of Directors, in compliance with Colombian banking regulations, maintains an Audit Committee that is currently comprised of three members. The current members of the Audit Committee are Messrs. Arturo Condo Tamayo, Andrés Felipe Mejia Cardona and Silvina Vatnick. The Board of Directors elected them as members of the Audit Committee on April 25 of 2023. Each of them serves as an independent member of the Board of Directors.

Pursuant to the applicable U.S. regulations for foreign private issuers, Mrs. Silvina Vatnick has served as the financial expert of the Audit Committee since May 2021, in replacement of Syvlia Escovar Gomez. In addition, the Committee has an independent advisor and expert in financial reporting and auditing matters who provides advice to the Committee on such matters. Arturo Condo Tamayo serves as a cybersecurity expert.

For a broader description of the experience and qualifications of Messrs. Condo Tamayo, Mejia Cardona, and Vatnick, see Item 6. “Directors, Senior Management and Employees—A. Directors and Senior Management”.

This Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The main purpose of this Committee is to support the Board of Directors by overseeing the effectiveness of the Bank’s internal controls implemented by senior management. Other specific responsibilities of the Committee include: (i) overseeing the integrity of the financial statements, financial reporting process and systems of internal accounting and financial controls; (ii) proposing external auditor candidates to the Board of Directors and the Shareholder´s General Meeting and evaluating their qualifications and independence; (iii) reviewing with management and the external auditors the annual and interim financial statements and reporting the results to the Board of Directors; (iv) approving the annual internal audit plan and its modifications; (v) approving the annual budget, overseeing the activities and evaluating the performance of the Internal Auditor, who reports directly to the audit committee; (vi) receiving and reviewing reports issued by internal and external auditors; (vii) evaluating the design and implementation of programs and controls aimed to prevent, detect and adequately manage risks related to internal fraud and misconduct; (viii) being informed about relevant frauds and misconduct cases related to the Bank´s employees; (ix) taking measures in cases of fraud that could affect the quality of the financial information; (x) reviewing non recurrent operations with related parties, according to what is stated in the Good Governance Code; (xi) evaluating and advising the potential conflicts of interests of directors and members of senior management, and; (x) evaluating initiatives aimed at preventing cybersecurity risks, monitoring cybersecurity management, being informed about cybersecurity incidents, and reviewing the Information Security and Cybersecurity Policies before submission to the Board for approval on an annual basis.

Further, the Internal Auditor of Bancolombia and the Compliance Officer report to the Audit Committee. Likewise, Bancolombia has an Ethics Committee that reports to the Audit Committee and is in charge of defining general policy issues and giving guidelines on ethics, conduct and integrity, as well as defining corporate positions in the face of difficult ethical dilemmas. From time to time, the Audit Committee may carry out diagnostic studies of the ethical culture in the Bank.

The Audit Committee meets and reports to the Board of Directors at least monthly and must present an annual report of its activities at the General Shareholders’ Meeting. The Committee met 15 times during 2023.

The shareholders establish the remuneration of the members of the Audit Committee in their general meeting.

Designation, Compensation and Development Committee

This committee is composed of three (3) members of the Board of Directors which are elected by the Board itself. The Manager of Human Resources of the Bank acts as secretary of this committee.

The Designation, Compensation and Development committee recommends to the Board of Directors the policies and provisions for the hiring, remuneration, compensation, and development of management and key personnel of the Bank. Likewise, it continuously surveys the goals of the different compensation programs regarding the performance of the officers, and it assesses the efficacy of such programs.

The duties of the designation, compensation and development committee are: (i) determining the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals; (ii) establishing the objective criteria under which the Bank hires its principal officers; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) determining the criteria for the performance evaluation of senior management; and (v) issuing recommendations for the Board of Directors concerning appointments and compensation of the president and senior management according to the standards defined at the General Shareholders’ Meeting.

The members of the designation, compensation and development committee are Gonzalo Perez Rojas, Luis Fernando Restrepo Echavarria and Sylvia Escovar Gómez. The committee met 7 times during 2023.

The shareholders establish the remuneration of the members of the Committee in their general meeting.

Good Governance Committee

The Good Governance Committee is composed of three (3) members of the Board of Directors, of which at least two must be independent directors. Bancolombia’s CEO attends this committee on a permanent basis.

The Good Governance Committee has a charter approved by the Board of Directors that govern aspects such as composition and invitees to meetings, roles and responsibilities of the Committee and its internal rules.

The main purpose of this Committee is to assist Bancolombia’s Board of Directors in overseeing compliance with  Corporate Governance measures, reviewing any potential changes to such measures, being informed about results of  evaluation process of the Board of Directors, overseeing the definition of profiles of the members of the Board of Directors  and the search process of  candidates to be elected as members of the Board of Directors and evaluating periodically the  functioning methodology and  the agenda of the Board of Directors.

This Committee also supports the Board of Directors in cases related to the implementation of succession policies of the Board of Directors and its remuneration.

The members of the Good Governance Committee are Arturo Condo Tamayo, Sylvia Escovar Gómez and Luis Fernando Restrepo Echavarria. The committee met 4 times during 2023.

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

Among other responsibilities, the Risk Committee is in charge of presenting for approval before the Board of Directors the methodology, procedures and tools for preventing, detecting and mitigating  cybersecurity risks and the management policies manual; keeping the Board of Directors informed of the cybersecurity risk management effectiveness; and assessing the causes of cybersecurity breaches and the mitigation measures adopted on an ongoing basis.

The committee receives  management reports on cybersecurity risk exposure, substantial changes to exposure, tolerance level, compliance and  mitigation initiatives undertaken by management.

Risks related to sustainability - e.g., climate risks - are overseen by the Committee which supports the Board of Directors in the discussion, management and oversight of these risks and follows up on compliance with ESG commitments.

The Risk Committee has a charter approved by the Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The members of the Risk Committee are Andrés Felipe Mejía Cardona, Juan David Escobar Franco and Silvina Vatnick. The Risk Committee meets monthly and met a total of 13 times during 2023.

The shareholders establish the remuneration of the members of the Committee in their general meeting.

D.                   EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

Total number of of Bancolombia's employees
As of December 31,	(Bancolombia and its consolidated subsidiaries)
2023	34.756
2022	33.140
2021	31.245

The following table sets forth the number of employees of the Bank for 2023:

Bancolombia and its consolidated subsidiaries
Company	Number of employees
Bancolombia S.A, Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversión (Colombia)	23.693
Banco Agrícola (El Salvador)	2.953
Banistmo (Panamá)	2.432
Bancolombia Panamá and Puerto Rico	161
BAM (Guatemala)	3.706
Subtotal	32.945
Others consolidated subsidiaries	1.811
Total Bancolombia and its consolidated subsidiaries	34.756

As of December 31, 2023, Bancolombia and its consolidated subsidiaries had 34,756 employees; approximately 73.4% are located in Colombia, 8.5% in El Salvador, 10.7% in Guatemala, and 7.5% in Panamá, Puerto Rico and United States, and 49.5% are operational personnel and 50.5% are professional or managerial employees.

Bancolombia and its consolidated subsidiaries with active trade unions are mainly in Colombia. Approximately 30.0% of employees are part of an enterprise trade union called Sintrabancol, 13.0% are members of a sector trade union called UNEB, 3.7% belong to another sector trade union called Sintraenfi, and approximately 2.0% belong to other unions. The companies with active union membership are Bancolombia S.A., Fiduciaria Bancolombia, Valores Bancolombia, Banca de Inversión Bancolombia and Transportempo S.A.S en Liquidación.

In line with our Social Dialogue Model, Bancolombia entered into a Collective Bargaining Agreement with Uneb and Sintrabancol in October 2023, which became effective on November 1, 2023, and is set to expire on October 31, 2026. This agreement applies to approximately 12,000 of the Bank’s employees regardless of whether they are members of a union or not and it extends to operating personnel hired by the subsidiaries Banca de Inversión Bancolombia, Valores Bancolombia and Fiduciaria Bancolombia. The ACEB and ANESFICOFP unions also submitted a list of petitions to Bancolombia on October 11, and October 12, 2023, respectively, but did not reach an agreement in the stage of direct settlement. However, the terms of the agreement reached with UNEB and Sintrabancol also apply to the members of the ACEB, ANESFICOFP and other unions. With the execution of such agreement, the Bank, UNEB, and Sintrabancol continue to work on the consolidation of our Social Dialogue Model based on mutual trust and respect. The most important economic aspects of the agreement are:

1.A wage-increase of 14.5% during the first year, an increase for the second year equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian Statistical Bureau (“DANE”) for the period between November 2023 and October 2024, plus 2.3 basis points and an increase for the third year equal to the variation in the IPC, as certified by DANE for the period between November 2024 and October 2025, plus 2.5 basis points.

2.Improved benefits, such as:

a.	An increase in the Second Credits Fund by a percentage equal to the wage increase for each conventional year.
b.	A 12.5% increase in health insurance coverage.
c.	Transportation and food assistance, and an increase in tuition assistance and tuition loans.
3.	With respect to working conditions, several key provisions, such as:
a.	Working time reduction from 43 to 42 hours per week as of January 1, 2025 (less than the current Colombian regulation of 47 hours per week).
b.	Ratification of “the right to disconnect” during rest periods, recognizing the importance of maintaining a healthy balance between work and personal time.
c.	Formal commitment to co-parenting and equal participation of both parents in care responsibilities.
d.	Renewal of our zero-tolerance policy toward any conduct that violates dignity.

During 2023, the Bank employed an average of 175 employees per month through temporary personnel service companies.

Bancolombia and its consolidated subsidiaries offer benefits to its employees and their families. These benefits in 2023 included loans, saving programs, insurance, psychological support, and financial advice, among many more activities for personal development, with an investment of more than USD 346 million, covering nearly 100% of the workforce.

E.                   SHARE OWNERSHIP

The following directors and members of senior management owned common shares in Bancolombia as of December 31, 2023: Gonzalo Alberto Pérez Rojas and Juan David Escobar Franco (directors).

None of the directors and members of senior management owned preferred shares in Bancolombia as of December 31, 2023.

None of the directors and members of senior management’s shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2023, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payment to any employee.

F. DISCLOSURE OF A REGISTRAN’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Pursuant to Section 303A.14 of the NYSE Listed Company Manual (Erroneously Awarded Compensation), each listed issuer that does not qualify for an exemption set forth in such rule was required to adopt a recovery policy by December 1, 2023.  Complying with such Rule, the Board of Directors of Bancolombia approved the implementation of a Recovery Policy (or “Clawback Policy”) on November 20, 2023.

Bancolombia was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to its compensation recovery policy, neither was an outstanding balance as of the end of year 2023 of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of December 31, 2023. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

			% Ownership of	% Ownership of
			Common	Preferred	% Ownership of
Name	Common Shares	Preferred Shares	Shares(1)	Shares(1)	Total Shares (1)
Grupo de Inversiones Suramericana S.A (2)	235,012,336	—	46.11%	—%	24.43%
ADR Program	—	130,450,680	—%	28.85%	13.56%
Fondo de Pensiones Obligatorias Porvenir Moderado	42,240,383	10,528,085	8.29%	2.33%	5.49%
Fondo Bursátil ISHARES MSCI COLCAP	18,529,886	32,849,566	3.64%	7.27%	5.34%
Fondo de Pensiones Obligatorias Protección Moderado	27,948,698	21,302,932	5.48%	4.71%	5.12%
(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report
(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá

S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of December 31, 2023, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 39,540 stockholders. A total of 130,450,680 representing 28.85% of preferred shares were part of the ADR Program and were held by 31 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program increased as a percentage of the ownership of the Bank, from 13.16% as of December 31, 2022, to 13.56% by the end of December 2023. Fondo de Pensiones Obligatorias Porvenir Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 5.49% as of December 31, 2023, compared to 6.17% as of December 31, 2022. Fondo de Pensiones Obligatorias Protección Moderado, a Colombian private pension fund manager, decreased its percentage of ownership to 5.12% as of December 31, 2023, compared to 6.27% as of December 31, 2022.

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

B.                    RELATED PARTY TRANSACTIONS

The Bank’s Good Governance Code provides that in no event may any transaction regarding Bank’s shares that is carried out by any officer, director or manager be executed for speculative purposes, which would be presumed if the following three conditions were met: (a) if suspiciously short lapses of time exist between the purchase and the sale of shares; (b) if situations arise proving to be exceptionally favorable for the Bank; and (c) if significant profits are obtained from this transaction.

All transactions that the Bank enters into with its directors, officers and senior executives are subject to the limitations and conditions set forth by the applicable law governing the prevention, handling and resolution of conflicts of interest.

Over time, the Bank has granted loans and engaged in other transactions with related parties. Such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and required collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability, and do not present any additional unfavorable terms for the Company.

Bancolombia, on a non-consolidated basis, had a total amount of COP 1,995,732 million in loans outstanding to related parties as of february 29, 2024. The principal amounts outstanding as of february 29, 2024 included in this amount are:

	Amount	Accrued	Average
Entity	outstanding	Interest	Interest rate
	In millions of COP, except percentages
Subsidiaries Grupo Sura	1,854,665	30,219	15.36%

For additional information regarding the Bank’s related party transactions, please see Note 28. Related party transactions to the Consolidated Financial Statements.

C.                    INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8        FINANCIAL INFORMATION

A.                 CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1               CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-198.

A.2               LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see Note 21.2 - “Provisions and Contingent Liabilities” to the Consolidated Financial Statements.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net	Cash dividends	Cash dividends
income earned in:	per share(1)(2)	per share(1)(3)
	(COP)	(U.S.dollars)
2023	3,536	0.899
2022	3,536	0.735
2021	3,120	0.831
2020	260	0.071
2019	1,638	0.404

(1) Includes common shares and preferred shares.

(2)Cash dividends for 2023, 2022, 2021, 2020 and 2019 were paid in quarterly installments.

(3) Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March). In 2023, the amount were converted from pesos at the representative market rate at the end of February.

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

B.                  PLAN OF DISTRIBUTION

Not applicable.

C.                 MARKETS

The Colombian Securities Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2023, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Securities Exchange was COP 13,528 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 30,450 billion or USD 7.97 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Securities Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Securities Exchange, as of December 31, 2023, was COP 307,443 billion (USD 80,439 billion), with 76 companies listed as of that date.

On December 14th, 2023, Bancolombia announced that the Colombian Securities Exchange (BVC) authorized a liquidity program in Colombia for its ordinary and preferred shares, under a contract with Credicorp Capital Colombia executed on December 1st, 2023, with an initial term of one year from its execution. This program seeks to increase the number of transactions involving Bancolombia’s shares through purchase and sale orders entered by Credicorp Capital Colombia in the stock market, enabling price formation. These mechanisms contribute to promoting liquidity and mitigating volatility in stock trading, facilitating market entry and exit mechanisms for investors.

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

The Good Governance Code, aiming to strengthen the independence of the board, establishes the following criteria to qualify a director as non-independent:

i.Employees or managers of Bancolombia or of any of its affiliates, subsidiaries or controllers, or former employees or managers of Bancolombia or of any of its affiliates, subsidiaries or controllers, during the two year period immediately prior to the appointment, except in the case of the re-election of an independent person.
ii.Any of the following persons: (a) the relevant shareholders (b) any person that determines the majority composition of the Bank's administrative or management bodies.
iii.Shareholders, employees or advisers to shareholders, who directly or through an agreement, direct, guide or control more than ten percent (10%) of the voting rights of the entity or constitute the majority of the entity´s administrative, management or control bodies.
iv.Partners or employees of associations or companies that provide services to, or receive payments from, Bancolombia or its affiliates, subsidiaries or controllers, for: (i) a value greater than US $ 250,000 or corresponding to two percent (2%) or more of the total income of the applicable association or company (whichever is higher) for the last three years, or (ii) when the income for said association or company represents twenty percent (20%) or more of the association or company´s operating income for the prior year.
v.Partners or employees of legal entities or similar (e.g. trusts) that have made payments to Bancolombia or its affiliates,   subsidiaries or controllers, for a value greater than US $1 Million or corresponding to two percent (2%) of the total income of the respective company or association (whichever is higher) in the last three years, excluding interest payments or financial services rendered by Bancolombia or its subsidiaries in the ordinary course of business.
vi.Employees or directors of legal entities or similar (e.g., trusts) that receive significant donations from Bancolombia, or from individuals or corporate entities that own shares of the Bank that represent zero-point five percent (0.5%) or more of the voting rights of Bancolombia. A donation will be considered significant when it represents more than twenty percent (20%) of donations received by the employee, director of the non-profit entity, association or society.
vi.Directors, senior management or key executives of an entity whose board of directors includes a legal representative of Bancolombia.
vii.People who receive from the Bancolombia Group any remuneration other than fees as members of the board of directors, the audit committee or any other committee created by the board of directors, or who have received remuneration for an amount greater than US $120,000 for 12 months, in the last three years, other than payments for being a member of the Board of Directors or a Board committee.
viii.Current partners or employees, or individuals who were, within the past three years, partners or employees of the external auditors.
ix.Directors, senior management or key executives or legal representatives of another entity with respect to which any of the current Directors, senior management or key executives or representatives of Bancolombia is a member of the compensation committee.

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

Pursuant to the by-laws of Bancolombia, the board of directors has the power to authorize the execution of any agreement, within the corporate purpose of Bancolombia, and to adopt the necessary measures in order for the Bank to accomplish its  purpose, except for agreements that, by law, can only be authorized at the Shareholders’ Meeting. Furthermore, the board of directors must authorize certain transactions such as the issuance of Bank’s bonds or common shares up to the total amount of authorized capital stock.

With respect to the appointment of directors of the other companies of the Group, on March 17, 2023, the Good Governance Code was amended in order to clarify that Bancolombia´s President, with the support of the Corporate Vice Presidents, will be responsible for appointing the nominees as members of the Board of Directors of the companies that are part of the Group, without requiring the previous approval of the Board of Directors of Bancolombia.

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

As of December 31, 2023, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 38.09 trillion divided into 961,827,000 shares.

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

In addition, according to Bancolombia´s Good Governance Code, two or more shareholders representing at least 10% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary meetings and extraordinary meetings convened to approve fiscal year-end financial statements, the reduction of the outstanding capital,   the merger, spin-off or sale of more than 25% of the assets, liabilities and contracts, and the election of Board Members, must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 15 business days prior to such meeting. Notice of other extraordinary meetings, must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 5 calendar days prior to such meeting listing the matters to be addressed at such meeting.

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

D.                 EXCHANGE CONTROLS

The Colombian Foreign Exchange Regime allows Colombian residents to acquire in the exchange market the currencies required to carry out their operations. For such purpose, the Colombian Foreign Exchange establishes certain procedures that must be followed in order to carry out foreign exchange operations, which are known as “channeling of currencies”, through the exchange market. This channeling must be carried out through an Intermediary of the Exchange Market (such as commercial Banks in Colombia), or through compensation accounts (bank accounts abroad opened by Colombian Residents registered before the Central Bank). Therefore, there are no limitations regarding the import or export of capital, including the availability of cash and cash equivalents for use by the Group. Nevertheless, these operations must be carried out following the applicable procedures.

The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 1068 of 2015 and Decree 119 of 2017, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration before the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 1 of 2018 and External Regulating Circular DCIP-83, both as amended, of the Board of Directors of the Central Bank.

Under Colombian law and the Bank’s bylaws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and preferred shares, as well as the remittance abroad of dividends, or any other type of proceedings derived from any type of securities investments duly registered before the Colombian Central Bank. For a detailed discussion of ownership restrictions see Item 4. “Information on the Company - B. Business Overview – B.8. Supervision and Regulation – Ownership and Management Restrictions”.

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

Under Section 18-1 of the Colombian Tax Code, modified by Law 2010 of 2019, dividends were subject to a dividend tax, as follows:

Foreign Portfolio investment

To determine the income tax concerning the profits earned from the foreign portfolio investments, regardless of the method or vehicle used to invest by the investor, the following rules shall apply:

i.	Dividends subject to CIT at the corporate level are taxed at 10%.
ii.	Dividends that did not pay CIT at the corporate level are subject to the equalization tax at 25% upon distribution, plus a 20% dividend tax on top of it.
iii.	The tax is to by collected via withholding tax on the accrual or cash basis.

Tax residence for Individuals

For Colombian tax purposes, an individual is considered a tax resident if the individual meets any of the following requirements:

-	He or she remains in Colombia (continuously or not) for an aggregate period of 183 calendar days or more, including entry and departure days from the country, within a period of 365 consecutive calendar days. If that requirement is met by considering the days spent in Colombia over two successive fiscal years, the individual would be viewed as a tax resident as of the second fiscal year

-	Individuals who work for the Colombian Foreign Services in other countries under the Vienna Conventions on Diplomatic and Consular Relations and their income and capital gains are exempt from taxation in the country they serve.

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

United States Federal Income Taxation Considerations

This section describes the material United States federal income tax consequences generally applicable to a U.S. holder (as defined below) of owning preferred shares or ADSs. It applies to you only if you hold your preferred shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	A dealer in securities,
●	A bank,
●	A trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
●	A tax-exempt organization,
●	A life insurance company,
●	A person that actually or constructively owns 10.00% or more of the combined voting power of the Bank’s voting stock or of the total value of the Bank’s stock,
●	A person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction for United States federal income tax purposes,

●	A person that purchases or sells preferred shares or ADSs as part of a wash sale for United States federal income tax purposes, or
●	A person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of preferred shares or ADSs and you are:

●	A citizen or resident of the United States,
●	A domestic corporation (or an entity treated as a domestic corporation),
●	An estate whose income is subject to United States federal income tax regardless of its source, or
●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Distributions

Under the United States federal income tax laws, the gross amount of any dividend we pay out of the Bank’s current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distribution of the Bank’s preferred shares, including the amount of any Colombian tax withheld, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market. Because the preferred shares are not listed on any United States securities market, it is unclear whether dividends we pay with respect to the preferred shares will also be qualified dividend income. If dividends we pay with respect to the Bank’s preferred shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a non-corporate U.S. holder) will be subject to taxation at ordinary income tax rates.

You must include any Colombian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of preferred shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Colombian Peso payments made, determined at the spot Colombian Peso / U.S. dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you (or the Depositary on your behalf) convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the preferred shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions with respect to preferred shares or ADSs as dividends.

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

PFIC Rules

We believe that we are not currently classified as a PFIC for United States federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. In addition, our current position that we do not expect to be a PFIC is based on our position that we qualify for a special rule that treats income recognized by a bank in the active conduct of a banking business as active income for PFIC purposes (the “active bank exception”). It is possible, however, that we may not satisfy the requirements of the active bank exception in the current or a future taxable year, or that the U.S. Internal Revenue Service may issue guidance in the future under which we would not satisfy the requirements of the active bank exception. In such a case, our interest income would be treated as passive income for PFIC purposes and we would therefore be treated as a PFIC. Accordingly, it is possible that we could become a PFIC in the current taxable year or in a future taxable year.

In general, we will be a PFIC in a taxable year if:

●	at least 75% of our gross income for the taxable year is passive income or
●	at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

If we are treated as a PFIC, you will generally be subject to special rules with respect to:

●	any gain you realize on the sale or other disposition of your preferred shares or ADSs and
●	any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the preferred shares or ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the preferred shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the preferred shares or ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

●	the gain or excess distribution will be allocated ratably over your holding period for the preferred shares or ADSs,
●	the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,
●	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Unless you make certain elections, your preferred shares or ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your preferred shares or ADSs, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the preferred shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income.  Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own preferred shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons (including the preferred shares and ADSs), (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. You are urged to consult your tax advisors regarding the application of this reporting requirement to your ownership of the preferred shares or ADSs.

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

ITEM 11        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2023. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

Trading Instruments Market Risk Measurement

The Bank currently measures the Treasury Book exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments measured under amortized cost which are not being given as collateral and any other investment that comprises the Banking Book, such as non-trading positions excluding the currency risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

The relevant risk exposure categories for which VaR is computed by Bancolombia according to the “Chapter XXXI, appendix VI of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk and (v) credit default swaps.

Interest Rate Risk (Treasury Book)

The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately, in accordance with Chapter XXXI of the Basic Accounting Circular issued by the Superintendency of Finance. The calculation of the interest rate risk begins with determining the net position in each instrument and estimating its sensitivity, which is calculated by multiplying its net present value (“NPV”) by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the Superintendency of Finance). The interest rate’s fluctuations are established by the Financial Superintendence of Colombia according to historical market performance, as shown in the following table:

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

The interest rate risk VaR increased from COP 340 billion on December 31, 2022, to COP 405 billion on December 31, 2023, due to an increase in the position in Colombian government’s treasury bonds (TES). During the year 2023, the average interest rate risk VaR was COP 418 billion, the maximum COP 542 billion and the minimum COP 384 billion.

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

The currency risk VaR increased from COP 78 billion as of December 31, 2022 to COP 333 billion as of December 31, 2023 due to the increase in the position in United States Dollars in Bancolombia’ s portfolio. Between December 31, 2022 and December 31, 2023, the average currency risk VaR was COP 186 billion, the maximum COP 374 billion and the minimum COP 51 billion. Current currency risk primary arises from the USD exposure of Bancolombia in foreign exchange derivatives.

The equity risk VaR increased from COP 85 billion as of December 31, 2022 to COP 342 billion as of December 31, 2023 driven primarily by the market risk factor reassign of the fund Colombia Inmobiliario investments. Between December 31, 2022 and December 31, 2023, the average equity VaR was COP 332 billion, the maximum COP 348 billion and the minimum COP 312 billion.

The fund risk, which arises from investment in mutual funds, decreased from COP 388 billion as of December 31, 2022 to COP 16 billion as of December 31, 2023 driven primarily by the market risk factor reassign of the fund Colombia Inmobiliario investments. Between December 31, 2022 and December 31, 2023, the average fund risk VaR was COP 23 billion, the maximum COP 28 billion and the minimum COP 16 billion.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk, fund risk and the credit default swaps risk which are calculated as the algebraic sum of Bancolombia and each of its subsidiaries’ exposure to these risks. Currently, Bancolombia does not present exposure to credit default swaps risk.

The total market risk VaR, increased 22.9%, going from COP 892 billion in December 31, 2022 to COP 1,096 billion as of December 31, 2023, and due mainly to increase in the currency and equity risks mentioned above.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2022 and December 2023.

	As of December 31,
	2023	2022
	In millions of COP
Interest Rate Risk VaR	405,467	340,107
Currency Risk VaR	332,662	78,165
Equity Risk VaR	342,024	85,345
Fund Risk VaR	15,847	387,952
Total VaR	1,096,000	891,569

Between December 31, 2022 and December 31, 2023, the average Total VaR was COP 960 billion, the maximum value COP 1,205 billion, and the minimum value COP 815 billion.

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

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book:

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2023 and December 31, 2022:

Interest Rate Risk
	As of December 31,
	2023	2022
	In millions of COP
Assets sensitivity 100 bps	1,152,782	1,060,949
Liabilities sensitivity 100 bps	595,749	545,911
Net interest income sensitivity 100 bps	557,033	515,038

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2023 and December 31, 2022:

Interest Rate Risk
	As of December 31,
	2023	2022
	In thousands of USD
Assets sensitivity 100 bps	75,052	84,883
Liabilities sensitivity 100 bps	74,800	71,737
Net interest income sensitivity 100 bps	252	13,146

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

Total Exposure

Net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 557,033. The variation in the sensitivity of the net interest margin between December 2022 and December 2023 is a result of the increase in the floating loans partially offset by the increase in the fixed rate time deposits.

On the other hand, the sensitivity to the net interest margin in foreign currency, assuming parallel shifts of 100 basis points, presented a decrease between December 2023 and December 31, 2022, as a result of the reduction in fixed rate loans and the increase in fixed rate time deposits.

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

Structural Equity Risk Exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in Industrial and financial sectors. The market value of those investments decreased by 27.4% during the year, from COP 57 billion as of December 31, 2022 to COP 41 billion as of December 31, 2023, mainly as a result of the reduction in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2023	2022
	In millions of COP
Market Value	41,096	56,607
Delta	14.70%	14.70%
Sensitivity	6,041	8,321

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 6 billion in the structural equity investments market value, from COP 41 billion to COP 35 billion.

ITEM 12        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIE

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

D.4.i.       FEES INCURRED IN PAST ANNUAL PERIOD

For the period between January 1, 2023, and December 31, 2023, the depositary will reimburse Bancolombia in the first semester of 2024 for an amount of approximately USD 150,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received COP 224 million from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

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

ITEM 14       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

At the General Shareholders’ Meeting held on March 15, 2024, an amendment to the bylaws was approved, which included, among others:

●	Changes to Article 34 (Dispute resolution mechanisms) the arbitration clause was updated to modify the Arbitration and Conciliation Center from the Chamber of Commerce of Bogotá to the Arbitration and Conciliation Center Chamber of Commerce of Medellín, considering that the Bank´s main headquarters are in Medellín. Also, the clause was updated to include within the application of the clause, the holders of political or economic rights of the shares issued by the Bank.

The new article is as follows:

“Article 34. Dispute resolution mechanisms: Any differences of opinion that may arise between shareholders related to the company’s overall performance, its operations, projects and businesses, shall be discussed and resolved by the General Shareholders' Meeting, subject to the law and these bylaws.

An attempt will be made to resolve individual disputes that may arise between shareholders and the Bank or its directors, or between shareholders, by means of a direct agreement, which shall have a term of thirty (30) business days from the date on which either party enjoins the other in writing, either via e-mail or any other written means.

Any differences that arise between the shareholders and the Bank or between the shareholders and the Bank´s directors, or between the shareholders themselves due to their status as such, during the course of the company’s existence, upon the Bank's dissolution, and during its winding up, which  have not been resolved by direct agreement within thirty (30) business days, shall be submitted to the binding decision of an Arbitration Tribunal which will sit at the Arbitration and Conciliation Center of the Chamber of Commerce of Medellin, subject to the following rules:

(i) The tribunal shall be composed of three (3) arbitrators appointed by the parties by mutual agreement within ten (10) business days of a request submitted by either party to the other. If there is no agreement, the Arbitration and Conciliation Center of the Chamber of Commerce of Medellin will appoint them from a slate of ten names the parties submit together within ten business days of the expiration of the aforementioned period, or failing that, will make the appointment subject to the rules of the Chamber of Commerce. For the purposes of this clause, a party will be understood as a person or group of persons that maintain the same claim.

(ii) The rules of the Arbitration and Settlement Center of the Chamber of Commerce of Medellin will apply.

(iii) The tribunal will decide according to the law.

PARAGRAPH. This clause also applies to any difference between the shareholders, the Bank or its directors with any person who, by reason of any act or contract enforceable against it, is the holder of any political or economic right deriving from shares issued by the Bank, which arises by reason of the exercise of such rights.”

●	Changes to Article 39 (Summons) for shareholders to have more time to analyze the proposals for the election of directors, the term of the summon to the Meeting for the election of the Board of Directors is extended, in line with the times set forth in article 47 of the bylaws.

The new article is as follows:

“Article 39. Summons.  Summons for both ordinary and extraordinary sessions of the General Shareholders’ Meeting shall be issued by means of a notice published in at least one widely circulating newspaper in the Bank’s principal place of business.

For meetings at which year-end balance sheets, increases in authorized capital, reductions in subscribed capital, spin-offs, mergers, or the assignment of assets, liabilities and contracts representing more than twenty-five percent (25%) of their total value are to be examined, or where members are to be elected to the Board of Directors, the summons shall be issued at least fifteen (15) business days prior to the date set for the meeting; in all other cases, five (5) calendar days’ notice will suffice. When calculating these deadlines, neither the day on which the summons is issued nor the day of the meeting will be counted.

The agenda shall be included in the summons.

PARAGRAPH: For meetings at which year-end balance sheets, increases in authorized capital, reductions in subscribed capital, spin-offs, mergers, or the assignment of assets, liabilities and contracts representing more than twenty-five percent (25%) of their total value are to be examined, or where members are to be elected to the Board of Directors, these points will be included in the agenda and in the summons.

For these proposals, the Directors will prepare a report on the reasons for the proposal, which will be made available to shareholders at least fifteen (15) business days before the date set for the meeting.

In the event of spin-offs, mergers and transformations, the notice shall expressly indicate that shareholders may exercise their right of withdrawal.”

●	Changes to Article 41 (Extraordinary sessions) is a regulatory update aligned with the provisions of Article 6 of Law 2069 of 2020, which provides that with the request of a plural number of shareholders representing no less than ten percent (10%) of the subscribed shares, a extraordinary meeting can be summoned.

The new article is as follows:

“Article 41. Extraordinary sessions. Extraordinary meetings shall be held when required by the Bank’s unforeseen or urgent needs, and will be summoned by the Board of Directors, the CEO or the Auditor, either on their own initiative or when applicable regulations do not provide differently regarding the legitimation to request a summon, at the request of a plural number of shareholders representing no less than ten percent (10%) of the subscribed shares.

At the sessions called under this article the Shareholders’ Meeting may not deal with matters other than those indicated on the agenda included with the summons, except by a decision made by the number of shareholders required by law and once the agenda has been exhausted.

The shareholders’ request must be made in writing and clearly indicate the purpose of the summons.

PARAGRAPH: The Financial Superintendent may order that the Shareholders’ Meeting be summoned to extraordinary sessions or may summon it directly, in the cases provided for by law.”

●	Changes to Article 47 (Elections and voting) have multiple purposes: (i) to clarify the voting rules for exclusionary proposals in order to ensure maximum transparency in the voting exercise; (ii) to include the criteria of independence and disqualifications within the criteria for election of the Board of Directors; (iii) To regulate the terms of the presentation and evaluation of candidates and slates, ensuring sufficient time for all national and international shareholders to examine the information and thus define the direction of their vote; (iv) To clarify the wording.

The new article is as follows:

“Article 47. Elections and voting. Elections and voting by the General Shareholder’s Meeting will observe the following rules:

1. Votes may be written and private, or oral and public, but not secret.

2. The Assembly may not make appointments by acclamation.

3. If substitute proposals are submitted regarding the items on the agenda, the original proposal of the managers or shareholders presented first in time will be voted on first and then the substitute proposals, in the order in which they were made. When one proposal receives enough votes for its approval, the remaining proposals shall not be put to the vote.

4. Election of the Statutory Auditor and its alternate will require an absolute majority of all shares represented and may be performed simultaneously with the appointment of members of the Board of Directors.

5. When electing members of the Board of Directors, the Shareholders’ Meeting must consider the criteria for selection, independence and disqualifications and incompatibilities provided for by law, these Bylaws, and those contained in the Bank’s Code of Good Governance, which will be shared regarding each candidate prior to voting. The election of a Board member that does not meet selection or independence criteria or is subject to disqualification or incompatibility will surpass the limits of the social contract.

Elections of independent directors shall be held by a separate vote from that of the other Board Members, unless it is ensured that the minimum number of independent members required by law or bylaws will be achieved, or, where only one slate is submitted, that slate includes the minimum number of independent members required by laws of bylaws.

Likewise, when setting the compensation for the directors, the Meeting shall consider the number and capacities of its members, their responsibilities and the time required, in such a way that such compensation adequately provides for the contribution the Bank expects from its directors.

6. To guarantee the right of all shareholders to examine the proposals of the candidates to the Board of Directors received by management in advance of the General Meeting and to comply with the prior review by the Good Governance Committee, shareholders interested in submitting slates for the election of members of the Board of Directors, in compliance with the principles of corporate governance, must submit: (i) candidates to the Board of Directors within five (5) business days of the summons to the session of the General Shareholders' Meeting. The proposal must include a communication signed by the candidates indicating that they meet the criteria of independence and that they are not subject to any disqualifications or incompatibilities; and (ii) slates made up of candidates previously submitted under the former item, at least five (5) business days prior to the date of the General Shareholders' Meeting. Slates that do not comply with the above requirements and terms will not be put to a vote. Candidates and slates must be submitted in writing, through the offices of the CEO or Secretary General or through the Investor Relations Office. The Good Governance Committee shall evaluate the suitability, disqualifications, incompatibilities, and compliance with independence requirements for the candidates submitted by shareholders and publish the results of its evaluation at least six (6) business days prior to the date of the Shareholders' Meeting.

7. The electoral quotient system will be applied for the election of members of the Board of Directors or any collegiate committee. This shall be determined by dividing the total number of votes validly cast by the number of persons to be elected. The count will begin with the slate that received the largest number of votes and in descending order. From each slate, as many names as the quotient in the number of votes cast by it will be declared elected, and if there are any places that remain to be filled, these will correspond to the highest residuals, counting them in the same descending order. Blank ballots will only be counted to determine the electoral quotient. If, at the time of the count, a person on one slate has already been elected because he or she appears on a previous slate, the person that comes next in the order of placement shall be chosen.

8. In the event of a tie in the residuals, in elections performed as provided for in the above rule, the position will be decided by drawing lots.

9. When the name of a candidate is repeated one or more times on the same slate, it will be understood that its name only appears on the first line of the slate they were included on. The other lines where they appear shall be understood to be occupied by the candidate immediately following them on the same slate.

10. If any slate contains a greater number of names than it should contain, the first names in the placement and up to the proper number shall be counted. If the number of names is less, the existing number of names will be counted.

11. When the Shareholders’ Meeting declares that the members of the Board of Directors have been legally elected, it shall number them in their order of appointment and election on the single slate or the several slates that, according to the number of votes received, have managed to have their candidates elected. It will thus decide, according to the order of the count, the first, second, third, fourth, fifth, sixth and seventh directors.

12. Members of the Board of Directors may not be replaced in by-elections, without proceeding to a new election of the entire Board, using the electoral quotient system, unless vacancies are filled unanimously.

13. Shares that the company owns in any capacity may not vote.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2023, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2023, has been audited by PwC Contadores y Auditores S.A.S. located in Colombia with PCAOB ID 6466, an independent registered public accounting firm, which report is included on page F-5 of this annual report.

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

Mrs. Vatnick has served as the Bank’s audit committee financial expert since May 2021, in replacement of Mrs. Sylvia Escovar. There is no business relationship between her and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mrs. Vatnick and the Bank, except in connection with her capacity as a member of the Bank’s board of directors and as a member of the Audit and the Risk Committee. Mrs. Vatnick is considered an independent director under Colombian law and the Bank’s Good Governance Code, as well as under NYSE’s director independence standards. The Audit Committee and the financial expert also have an independent advisor, who provides advice on financial reporting and auditing matters. For more information regarding the Bank’s audit committee, see Item 6. “Directors, Senior Management and Employees— C. Board Practices—Audit Committee”.

B.                  CORPORATE GOVERNANCE AND CODE OF ETHICS

Bancolombia has adopted a Code of Ethics and a Good Governance Code, both of which apply to all employees, including the Bank’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as to the directors of the Bank.

English translations of the Code of Ethics and the Good Governance Code are posted at Bancolombia’s website at www.grupobancolombia.com. The Spanish versions of these codes will prevail for all legal purposes.

The last update of the Good Governance Code was in March 2023.

The Code of Ethics was updated on February 20, 2024, with the approval of the Board of Directors. The main updates made are the following:

●	Inclusion of an ethical framework for analytic systems and Artificial Intelligence, based on OCDE recommendations.
●	Improvement of language related to diversity, equity and inclusion parameters.
●	Inclusion of new standards to manage non-financial products and services.
●	Behavior standards for digital environments and workspaces.
●	Update of certain defined terms regarding the management of personal data and information.

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

C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to the Bank for the audit of its financial statements and for services that are normally provided to the Bank, in connection with statutory or regulatory filings or engagements totaled COP 20,251 million and COP 19,274 million in audits carried out by audited by PwC Contadores y Auditores S.A.S. and by the member firms of the PwC network located in Panamá, El Salvador, Guatemala and Puerto Rico, which are the auditors of the Bank for the years 2023 and 2022, respectively.

Additionally, the amount of fees not billed as of December 31, 2023 and 2022 for the audit by PwC Contadores y Auditores S.A.S. is approximately COP 6,000 million and COP 4,034 million, respectively.

Tax Fees

For the years ended December 31, 2023 and 2022, Bancolombia did not contract professional services related to tax compliance, tax advice or tax planning rendered by PwC Contadores y Auditores S.A.S.

All Other Fees

In 2023 and 2022, Bancolombia paid no other fees to PwC Contadores y Auditores S.A.S.

Pre-Approval Policy and Procedure

The Bank’s audit committee charter and the Bank’s good Governance Code require that all additional services to be provided by the external auditors must be previously approved by the Audit Committee.

During 2023, there were no services approved by the Audit Committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

D.                  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have not been any purchases by Bancolombia or any affiliated purchaser (as defined in 17CFR240.10b-18(a) (3)) of shares or any other units of any class of equity securities issued by Bancolombia during 2023.

Colombian law prohibits the repurchase of shares issued by banks. Therefore, Bancolombia may not repurchase its own issued securities.

F.                  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

G.                  CORPORATE GOVERNANCE

Bancolombia, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules, is permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. The Bank follows corporate governance practices applicable to Colombian companies and those described in the Bank’s Good Governance Code, which in turn follows Colombian corporate governance rules. An English translation of the Good Governance Code is available at Bancolombia’s website at www.grupobancolombia.com. The Spanish prevails for all legal purposes.

In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 029 of 2014, issued by the SFC, contains the corporate governance standards to be followed by companies issuing securities.

Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 2555 of 2010, the External Circulars 031 of 2021 and 012 of 2022 regulate the information disclosure requirements, including relevant and periodical information for the Colombian securities issuers. Bancolombia’s corporate governance standards comply with these legal requirements and Bancolombia has implemented additional corporate governance measures pursuant to regional recommendations including the OECD White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Good Governance Code.

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards.

●	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Good Governance Code includes a provision stating that directors shall exercise independent judgment and requires that at least 5 of the 7 directors must be independent.

The Good Governance Code also includes additional independence standards that must be met by 5 of 7 directors. As of December 31, 2023, the Bank’s board of directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. “Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

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

I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

J. INSIDER TRADING POLICIES

Not applicable.

K. CYBERSECURITY

The growing threat of cybersecurity incidents remains a concern for the Bank, as well as for the global financial system and for other industries. As cyber-attacks continue to evolve and become more complex, failure to protect our operations may result in the loss of sensitive data, disruption for our customers and our business, or financial loss. We continue to monitor ongoing geopolitical events and changes to the cyber threat landscape and take proactive measures, making significant investments, with the objective of reducing any impact to our customers and to our organization.

Processes for assessing, identifying, and managing material risks from cybersecurity threats

The Bank has a robust set of cybersecurity policies, procedures and key controls designed with the objective of ensuring the organization is well managed, with effective controls over cybersecurity threats. This includes defined cybersecurity responsibilities for employees and third party service providers, as well as procedures for preventing, detecting and mitigating incidents.

The Bank has established an Information Security Management System (ISMS) to prevent, detect and mitigate cybersecurity threats. The ISMS  is composed of policies, standards and controls, baselines, manuals, methodologies, and governance frameworks such as: ISO/IEC 27001, CSF NIST, COBIT 2019 and a maturity model (based on CMMI, ITIL and ISO/IEC 15504 criteria) which is annually updated and available to employees on the Bank’s  intranet. In addition, the  Bank  also relies on other technical frameworks such as CIS for infrastructure issues and OWASp for secure development, APIS security and others.

The information security and cybersecurity policies aim to set forth guidelines that employees and third party service providers must follow in order to mitigate the risks to which information, people, processes, technology and physical infrastructure are exposed, which could result in losses to the Bank through internal or external attacks, affecting information assets or other essential components of the Bank’s operations.

The Bank has a process to identify, evaluate and manage the material risks of cybersecurity threats. Cybersecurity threats are considered within the overall risk management cycle. Once a cybersecurity incident occurs, escalation procedures are put in place to allow for tactical and strategic decisions to be made.

The Bank invested more than US$50 million in cybersecurity related activities including the enhancement of cybersecurity processes, controls, insurance coverage and human resources capabilities in 2023.

In order to attempt to reduce our exposure to attacks, the frequency of vulnerability scans in the Bank’s technological infrastructure was increased from three to four scans per year. The Bank also worked on the creation of new baselines for the configuration of operating systems and databases, as well as the protection of exposed Internet sites with application firewalls.

In addition, we engage consultants who carry out cybersecurity assessments taking into account international standards. We also entered into a Security Operation Center agreement, which incorporated advanced monitoring and threat intelligence technology to improve the detection and reaction capabilities of the Bank.

The Bank has also continued its efforts to identify and assess cybersecurity threats associated with its use of third party service providers by: (i) identifying and classifying of the information that the Bank shares with its most critical third party service providers, (ii) conducting a security evaluation of third party service providers, (iii) security scorecards of their public websites, certifications that endorse their respective management, and (iv) requesting reports from external auditors on the operational effectiveness of the controls of key third party service providers. In 2023, there was a 195% increase in the number of third party service providers that were evaluated for cybersecurity risk as compared to 2022.

In 2023, a series of awareness and training activities were carried out for all our employees and a large number of third party service providers, including seven cybersecurity exercises covering items such as phishing, ransomware and business email compromise  with 100% employee coverage. Additionally, a mandatory annual cybersecurity and information security virtual courses was taken by the  employees and a virtual training site was created on the intranet for all employees. This site is called ¨Campus de Ciberseguridad¨ (Cybersecurity Campus) and has three learning paths with different levels of content.

To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Group, including its business strategy, results of operations, or financial condition. However, the Bank also recognizes the reality of the ever-evolving cyber risk landscape faced by industries and businesses across the world. Depending on their source and nature, cyber incidents could in the future materially affect the Group and its business strategy, results of operations or financial condition.

Board  of Directors’ oversight of cybersecurity risks

The Board of Directors, directly or through its committees, establishes and oversees the strategy of management of cybersecurity risks.

The Board of Directors receives semi-annual reports from the Chief Information Security Officer (CISO) regarding the cybersecurity environment, including the results of the cybersecurity risk management process; evaluations made of the confidentiality, integrity and availability of information; identification of cyber threats; results of the evaluation of the effectiveness of cybersecurity programs, evolution of the maturity model, cybersecurity in third parties, cybersecurity awareness, proposals for improvement and summary of incidents that have affected the Bank.

Additionally, the Board of Directors engaged an external advisor that is an expert in technology and cybersecurity and has more than 30 years of experience in the payment industry. The advisor attends, when invited,   meetings of the Board of Directors and of relevant  committees and provides his  independent advice and recommendations.

The Board has two committees that are involved in overseeing cybersecurity risk:

-The Audit Committee is comprised of three independent Board members, one of whom is the President of the committee and the cyber expert of the Board. The committee evaluates the initiatives aimed at preventing cybersecurity risks, monitors cybersecurity management, is informed about  cybersecurity incidents and reviews the Information Security and Cybersecurity Policies before submission  to the Board for approval on an annual basis. The external cybersecurity and information technology advisor is an invitee of the Committee when cybersecurity matters are on the agenda for discussion.

- The Risk Committee is comprised of three members of the Board and oversees the methodology, procedures and tools for preventing, detecting and mitigating cybersecurity risks. The committee receives management reports on cybersecurity risk exposure, substantial changes to exposure, tolerance level, compliance and mitigation initiatives undertaken by management. The Bank President and Risk Vice-President are permanent invitees.

Management’s  role and expertise in assessing and managing cybersecurity risks

Management is responsible for identifying, considering and assessing cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

The CISO, who reports to the Vice-President of Customer and Employee Services and dedicated personnel on his team are certified and experienced information systems security professionals and information security managers.

The Bank’s President and the Corporate Vice-Presidents receive monthly reports on cybersecurity threats with information such as metrics on monthly expected loss compliance, fraud management, availability of cybersecurity components, relevant topics like new initiatives, controls, integrations and alerts.

Two management committees are involved in managing cybersecurity risks.

The Corporate Cybersecurity Committee approves and promotes cybersecurity and information security policies, strategies and projects, monitors  compliance with the strategic plan and prioritizes initiatives and budget use, and monitors significant changes in cyber risks, disseminates and supports the security of information within the organization. The committee meets every three months, and its members are the Bank´s  Vice-Presidents of Customer and Employee Services, of Human Resources, and of Risk; and the Vice-Presidents of Services of Bancolombia, Banistmo, Banco Agrícola, Banco Agromercantil and Nequi. The meeting is conducted by the  CISO, as a permanent invitee and although the Committee’s responsibilities are similar to those of the Cybersecurity and Information Security Committee, the decisions taken at this level have a regional scope with an impact on the other companies in the Group, with specific initiatives for each bank.

The Cybersecurity and Information Security Committee: Approves and promotes policies, standards, strategies, and crucial projects, in addition to making decisions on associated controls, and periodically evaluates strategic and tactical compliance plans, reviewing, approving and prioritizing initiatives or decisions. The committee meets on a monthly basis, and its members are Bancolombia Vice-President of Corporate Services, Vice-President of Customer and Employee Services, Vice-President of Risk and Vice-President of Human Resources, Technology services and Product environment. The CISO is a permanent guest of the Committee, who has over 25 years of experience in Technology and Cybersecurity.

PART III

ITEM 17       FINANCIAL STATEMENTS

See Item 18.

ITEM 18       FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-198.

ITEM 19       EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate by-laws of the registrant, as amended on March 15, 2024.
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008.(1)
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.

The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of the Bank’s long-term debt and of the Bank’s subsidiaries’ long-term debt.

2.4	Description of securities registered under section 12 of the u.s. securities exchange act of 1934
8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 26, 2024.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 26, 2024.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 26, 2024.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 26, 2024.
15.1	Consent of PwC Contadores y Auditores S.A.S.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL Cover Page Interactive Data File

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

Date: March 26, 2024

CONSOLIDATED FINANCIAL STATEMENTS

2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bancolombia S. A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Bancolombia S.A. and its subsidiaries (the “Bank”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for loans, advances and lease losses

As described in Notes 2 (section D.4.1.2.1 and E.1), 6 and 30 to the consolidated financial statements, management assesses the adequacy of the allowance for loan losses based on evaluations of the loan portfolio utilizing objective and subjective criteria. As of December 31, 2023, the allowance for loan losses was COP$16,223,103 million on total loans of COP$253,951,647 million. As disclosed by management, expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgements that consider historical credit data, the current situation of the borrower and reasonable and proper forecasts of future economic conditions. Collective models include parameters such as the probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default. These models also incorporate a prospective approach that includes assumptions of future macroeconomic

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate significant defaulted loans. This evaluation will consider the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the expected future cash flows from the client.

Report of Independent Registered Public Accounting Firm

The principal considerations for our determination that performing procedures relating to the Bank’s allowance for loans, advances and lease losses is a critical audit matter are, (i) the significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining: probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, exposure at default with the inclusion of the forward-looking basis that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in Stage 3 analysis of the debt profile of each debtor, information on the credit behavior, the future cash flows expected from the client and the fair value of guarantees granted, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these significant assumptions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Bank’s allowance for loans, advances and leasing losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others: testing management’s process for estimating the allowance for loan, advances and lease losses by (i) evaluating the appropriateness of the models utilized for the estimation of the expected loss parameters and the reasonableness of the significant assumptions, such as default at 12 months and lifetime, loss given default and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios, and evaluating the adjustments, (ii) testing the completeness and accuracy of the data used in the estimate and the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s estimation of the future cash flows expected from the client and the fair value of guarantees granted, estimated by management in the impairment for the credit portfolios. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models utilized by management, methodologies and the reasonableness of the assumptions used in the credit loss estimates.

Goodwill Impairment Assessment

As described in Notes 2 (section D.13) and 9.2 to the consolidated financial statements, the Bank’s consolidated goodwill balance was COP$7.818.125 million as of December 31, 2023. The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired. The recoverable amount of non-financial assets or cash-generating units is the higher of its fair value less costs of disposal and its value in use, where fair value is determined by Management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. While value in use requires Management to make significant assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; and assess the appropriate discount rate and growth rate.

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

March 26, 2024

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

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2023 and 2022

(Stated in millions of Colombian pesos)

	Note	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	4	39,799,609	31,645,291
Financial assets investments	5.1	25,674,195	27,940,140
Derivative financial instruments	5.2	6,252,270	4,961,237
Financial assets investments and derivative financial instruments		31,926,465	32,901,377
Loans and advances to customers		253,951,647	269,923,739
Allowance for loans, advances and lease losses		(16,223,103)	(15,479,640)
Loans and advances to customers, net	6	237,728,544	254,444,099
Assets held for sale and inventories, net	13	906,753	608,449
Investment in associates and joint ventures	8	2,997,603	2,915,633
Investment properties	11	4,709,911	3,994,058
Premises and equipment, net	10	6,522,534	6,727,066
Right-of-use assets, lease	7.2	1,634,045	1,827,108
Goodwill and intangible assets, net	9	8,489,697	10,439,192
Deferred tax, net	12.5	685,612	764,594
Other assets, net	14	7,528,036	6,547,866
TOTAL ASSETS		342,928,809	352,814,733
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	247,941,180	250,992,323
Interbank deposits and repurchase agreements and other similar secured borrowing	16	1,076,436	1,091,184
Derivative financial instruments	5.2	6,710,364	4,737,454
Borrowings from other financial institutions	17	15,648,606	19,692,638
Debt instruments in issue	18	14,663,576	19,575,988
Lease liabilities	7.2	1,773,610	1,900,268
Preferred shares		584,204	584,204
Current tax		164,339	965,180
Deferred tax, net	12.5	1,785,230	633,361
Employee benefit plans	19	882,954	765,371
Other liabilities	20	12,648,581	11,879,211
TOTAL LIABILITIES		303,879,080	312,817,182
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	23	20,044,769	15,930,665
Retained earnings		2,515,278	3,278,164
Net income attributable to equity holders of the Parent Company		6,116,936	6,783,490
Accumulated other comprehensive income, net of tax		4,074,161	7,758,216
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		38,089,512	39,088,903
Non-controlling interest		960,217	908,648
TOTAL EQUITY		39,049,729	39,997,551
TOTAL LIABILITIES AND EQUITY		342,928,809	352,814,733

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2023	2022	2021
Interest on loans and financial leases
Commercial		17,277,481	10,950,463	6,073,718
Consumer		10,062,092	7,821,758	5,362,194
Small business loans		169,301	172,384	135,914
Mortgage		3,852,725	3,377,432	2,331,971
Financial leases		3,879,188	2,461,456	1,440,493
Total interest income on loans and financial leases		35,240,787	24,783,493	15,344,290
Interest on debt instruments using the effective interest method	25.1	1,029,377	588,792	311,488
Total Interest on financial instruments using the effective interest method		36,270,164	25,372,285	15,655,778
Interest income on overnight and market funds		197,307	61,962	9,413
Interest and valuation on financial instruments	25.1	578,688	1,362,700	470,554
Total interest and valuation on financial instruments		37,046,159	26,796,947	16,135,745
Interest expenses	25.2	(16,668,295)	(8,442,470)	(4,351,556)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		20,377,864	18,354,477	11,784,189
Credit impairment charges on loans, advances and financial leases, net	6	(7,461,479)	(3,721,353)	(2,521,178)
Credit (impairment) recovery for other financial instruments	5.1 - 21.1	(107)	(70,344)	100,648
Total credit impairment charges, net		(7,461,586)	(3,791,697)	(2,420,530)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		12,916,278	14,562,780	9,363,659
Fees and commissions income	25.3	7,080,878	6,370,526	5,293,804
Fees and commissions expenses	25.3	(3,097,280)	(2,590,166)	(1,860,683)
Total fees and commissions, net		3,983,598	3,780,360	3,433,121
Other operating income	25.4	3,979,650	2,053,435	2,022,141
Dividends and net income on equity investments	25.5	210,185	235,854	328,344
Total operating income, net		21,089,711	20,632,429	15,147,265
Operating expenses
Salaries and employee benefits	26.1	(5,350,234)	(4,417,656)	(3,782,596)
Other administrative and general expenses	26.2	(5,033,944)	(4,559,900)	(3,740,506)
Taxes other than income tax	26.2	(1,433,148)	(929,512)	(719,593)
Impairment, depreciation and amortization	26.3	(1,124,859)	(980,575)	(920,558)
Total operating expenses		(12,942,185)	(10,887,643)	(9,163,253)
Profit before income tax		8,147,526	9,744,786	5,984,012
Income tax	12.3	(1,932,555)	(2,748,421)	(1,776,225)
Net income		6,214,971	6,996,365	4,207,787
Net income attributable to equity holders of the Parent Company		6,116,936	6,783,490	4,086,795
Non-controlling interest		98,035	212,875	120,992
Basic and diluted earnings per share to common shareholders, stated in units of pesos	27	6,420	7,113	4,309

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos)

	Note	2023	2022	2021
Net income		6,214,971	6,996,365	4,207,787
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		(44,594)	69,249	7,444
Income tax	12.4	13,234	(25,090)	(1,791)
Net of tax amount		(31,360)	44,159	5,653
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain		11,144	33,354	3,994
Income tax	12.4	(246)	(1,282)	48,153
Net of tax amount		10,898	32,072	52,147
Gains on asset revaluation
Income tax	12.4	-	(71)	(142)
Net of tax amount		-	(71)	(142)
Total other comprehensive income that will not be reclassified to net income, net of tax		(20,462)	76,160	57,658
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
(Loss)/Gain on investments recycled to profit or loss upon disposal		(8,679)	15,250	34,440
Unrealized gain/(loss)		119,225	(182,729)	(101,544)
Unrealized (loss)/gain for fair value hedging		-	(3,647)	6,285
Changes in loss allowance for credit losses		3,741	(1,259)	(233)
Income tax		(21,023)	7,843	9,527
Net of tax amount		93,264	(164,542)	(51,525)
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		(4,963,913)	4,064,795	2,513,742
Gain / (Loss) on net investment hedge in foreign operations		1,948,833	(1,833,087)	(1,207,052)
Income tax	12.4	(772,755)	746,232	493,346
Net of tax amount(1)		(3,787,835)	2,977,940	1,800,036
Unrealized (loss)/gain on investments in associates and joint ventures using equity method		(2,225)	(1,929)	2,913
Income tax	12.4	2,223	(1,221)	(982)
Net of tax amount		(2)	(3,150)	1,931
Total other comprehensive income that may be reclassified to net income, net of tax		(3,694,573)	2,810,248	1,750,442
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		(3,715,035)	2,886,408	1,808,100
Other comprehensive income, attributable to the Non-controlling interest		(5,222)	3,441	6,540
Total comprehensive income attributable to:		2,494,714	9,886,214	6,022,427
Equity holders of the Parent Company		2,401,901	9,669,898	5,894,895
Non-controlling interest		92,813	216,316	127,532
(1)	In 2023, there was a 20.54% revaluation of the Colombian peso against the U.S. dollar and in 2022 there was 20.82% devaluation.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
						Debt						Attributable
	Share	Additional	Appropiated		Equity	instruments						to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities	at fair value	Revaluation		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI	through OCI	of assets	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2023	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	6,783,490	(6,783,490)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2022, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	4,114,104	-	-	-	-	-	-	(4,149,684)	-	(35,580)	-	(35,580)
Realization of retained earnings(1)	-	-	-	-	30,980	-	-	-	-	(30,980)	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	(22,393)	-	(22,393)	-	(22,393)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(41,244)	(41,244)
Net Income	-	-	-	-	-	-	-	-	-	-	6,116,936	6,116,936	98,035	6,214,971
Other comprehensive income	-	-	-	(3,787,835)	10,898	93,264	-	(2)	(31,360)	-	-	(3,715,035)	(5,222)	(3,720,257)
Balance as of December 31, 2023	480,914	4,857,454	20,044,769	3,974,379	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
(1)	Corresponds mainly to the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of the Colombia, Peru and Chile Stock Exchanges in November 2023. See Note 5.1. Financial assets investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
						Debt						Attributable
	Share	Additional	Appropiated		Equity	instruments						to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities	at fair value	Revaluation		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI	through OCI	of assets	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2022	480,914	4,857,454	14,661,007	4,784,274	135,364	3,972	2,208	13,874	(65,303)	3,273,788	4,086,795	32,234,347	1,691,111	33,925,458
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	4,086,795	(4,086,795)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2021, at a rate of COP 3,120 per share.	-	-	-	-	-	-	-	-	-	(2,943,199)	-	(2,943,199)	-	(2,943,199)
Other reserves	-	-	1,269,658	-	-	-	-	-	-	(1,299,084)	-	(29,426)	-	(29,426)
Realization of retained earnings(1)(2)	-	-	-	-	(15,408)	-	-	798	12,029	2,581	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	11,776	-	11,776	-	11,776
Acquisition Non-controlling interest (3)	-	-	-	-	-	-	-	-	-	145,507	-	145,507	(961,588)	(816,081)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-		(37,191)	(37,191)
Net Income	-	-	-	-	-	-	-	-	-	-	6,783,490	6,783,490	212,875	6,996,365
Other comprehensive income	-	-	-	2,977,940	32,072	(164,542)	(71)	(3,150)	44,159	-	-	2,886,408	3,441	2,889,849
Balance as of December 31, 2022	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551

(1)Mainly corresponds to partial payments of asset-backed securities investments.

(2)Corresponds to termination to the Pension Premium Plan. For further information see Note 19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium.

(3)During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the Parent Company’s’ participation in said the private equity fund increased to 80.47%. For further information see Note 1 Reporting Entity.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
						Debt						Attributable
	Share	Additional	Appropiated		Equity	instruments						to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities	at fair value	Revaluation		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI	through OCI	of assets	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2021	480,914	4,857,454	13,830,604	2,984,238	205,942	55,497	2,350	11,943	(70,956)	3,911,249	275,994	26,545,229	1,569,984	28,115,213
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	275,994	(275,994)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2020, at a rate of COP 260 per share.	-	-	-	-	-	-	-	-	-	(192,374)	-	(192,374)	-	(192,374)
Other reserves	-	-	830,403	-	-	-	-	-	-	(836,554)	-	(6,151)	-	(6,151)
Realization of retained earnings(1)	-	-	-	-	(122,725)	-	-	-	-	122,725	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	(7,252)	-	(7,252)	-	(7,252)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(6,405)	(6,405)
Net Income	-	-	-	-	-	-	-	-	-	-	4,086,795	4,086,795	120,992	4,207,787
Other comprehensive income	-	-	-	1,800,036	52,147	(51,525)	(142)	1,931	5,653	-	-	1,808,100	6,540	1,814,640
Balance as of December 31, 2021	480,914	4,857,454	14,661,007	4,784,274	135,364	3,972	2,208	13,874	(65,303)	3,273,788	4,086,795	32,234,347	1,691,111	33,925,458
(1)	Mainly corresponds to partial payments of asset-backed securities investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos)

	NOTE	2023	2022	2021
Net income		6,214,971	6,996,365	4,207,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26.3	1,082,838	949,448	855,167
Other assets impairment	26.3	42,021	31,127	65,391
Impairment of investments in associates and joint ventures	8 - 25.5	108,175	9,633	1,733
Equity method	8 - 25.5	(113,115)	(219,105)	(199,652)
Credit impairment charges on loans and advances and financial leases	6	7,461,479	3,721,353	2,521,178
Credit impairment (recovery) charges on off balance sheet credit and other financial instruments(1)	5.1 - 21.1	107	70,344	(100,648)
Gain on sales of assets held for sale and inventories	25.4	(170,910)	(171,482)	(227,445)
Valuation gain on investment securities		(1,680,403)	(1,786,416)	(790,063)
Loss upon disposal of investment in subsidiary, associates and joint ventures(2)	25.5	-	41,434	-
Valuation gain on derivative financial instruments		(180,246)	(68,055)	(319,524)
Income tax	12.3	1,932,555	2,748,421	1,776,225
Bonuses and short-term benefits		734,916	640,458	526,273
Dividends	25.5	(127,427)	(59,072)	(108,079)
Investment property valuation	25.4	(197,526)	(236,617)	(67,762)
Effect of exchange rate changes(3)		(245,915)	(224,788)	507,449
Other non-cash items		74,905	22,632	(29,076)
Net interest		(18,572,492)	(16,341,023)	(10,992,734)
Change in operating assets and liabilities:
Decrease in derivative financial instruments		859,961	348,554	245,064
(Increase) Decrease in accounts receivable		(525,550)	515,052	(489,266)
Increase in loans and advances to customers		(10,554,946)	(37,593,875)	(24,057,389)
Increase in other assets		(1,151,822)	(724,769)	(278,776)
Increase in accounts payable		945,923	2,719,586	1,271,347
(Increase) Decrease in other liabilities		245,593	(127,044)	(296,865)
Increase in deposits by customers		17,025,357	23,214,318	19,290,140
(Decrease) Increase in estimated liabilities and provisions		(40,602)	(31,945)	21,629
Net changes in investment securities recognized at fair value through profit or loss		(1,988,166)	6,321,440	1,834,085
Proceeds from sales of assets held for sale and inventories		1,060,642	778,328	735,788
Recovery of charged-off loans	6	770,934	674,966	565,436
Income tax paid		(2,737,511)	(2,057,388)	(1,441,413)
Dividend received		155,676	81,899	90,822
Interest received		34,702,410	23,603,725	15,896,674
Interest paid		(15,978,748)	(7,508,066)	(4,410,742)
Net cash provided by operating activities		19,153,084	6,339,438	6,602,754
Cash flows from investment activities:
Purchases of debt instruments at amortized cost		(3,629,543)	(4,915,717)	(3,722,124)
Proceeds from maturities of debt instruments at amortized cost		4,738,686	4,260,063	2,984,260
Purchases of debt instruments at fair value through OCI		(7,837,997)	(6,562,334)	(8,850,491)
Proceeds from debt instruments at fair value through OCI		9,253,538	6,797,420	10,699,010
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures		(122,910)	(255,129)	(44,915)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures		16,804	198,807	69,448
Consideration paid to non-controlling interests(4)		-	(816,081)	-
Purchases of premises and equipment and investment properties		(2,412,123)	(3,538,855)	(2,185,800)
Acquisition of subsidiaries		-	799	(9,178)
Proceeds from sales of premises and equipment and investment properties		185,324	421,729	553,652
Purchase of other long-term assets		(351,468)	(245,204)	(144,348)
Net cash used in investing activities		(159,689)	(4,654,502)	(650,486)
Cash flows from financing activities:
Increase (Decrease) in repurchase agreements and other similar secured borrowing		304,846	(579,488)	(1,457,203)
Proceeds from borrowings from other financial institutions		9,855,033	14,374,110	4,182,658
Repayment of borrowings from other financial institutions		(9,921,582)	(5,874,833)	(8,447,238)
Payment of lease liability		(182,596)	(157,402)	(136,797)
Placement of debt instruments in issue(5)		1,781,728	2,138,125	1,387,401
Payment of debt instruments in issue		(3,928,673)	(6,699,219)	(1,871,576)
Dividends paid		(3,298,183)	(2,310,666)	(467,217)
Transactions with non-controlling interests		(41,245)	(37,191)	-
Net cash (used) provided in financing activities(6)		(5,430,672)	853,436	(6,809,972)
Effect of exchange rate changes on cash and cash equivalents(3)		(5,408,405)	3,777,073	2,486,401
Increase (Decrease) in cash and cash equivalents		13,562,723	2,538,372	(857,704)
Cash and cash equivalents at beginning of year	4	31,645,291	25,329,846	23,701,149
Cash and cash equivalents at end of year	4	39,799,609	31,645,291	25,329,846

(1)	The decrease is mainly due to the financial guarantees and loan commitments.
(2)	In 2022, was registered the spin-off of Protección S.A. and the creation of Asulado Seguros de Vida S.A., were registered; the Bank sold its interest in Asulado Seguros de Vida S.A. to SURA Asset Management S.A., to comply with the authorized investment regime.
(3)	For further information, see Note 2.A.2.
(4)	During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the participation in said private equity fund increased to 80.47%. For further information see Note 1 Reporting Entity.
(5)	For further information, see Note 18 Debt instruments in issues.
(6)	For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

During the years ended December 31, 2023, 2022 and 2021, the Bank entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 1,361,465, COP 889,752 and COP 672,586, respectively. Additionally, in 2021, the Bank received loans and advances to customers and assets held for sale as payment by residual rights amounting to COP 75,664, which are not reflected in the consolidated statement of cash flows.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company, is a credit establishment, listed on the Colombia Stock Exchange (BVC) as well as on the New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, and was originally constituted under the name Banco Industrial Colombiano (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

The Parent Company bylaws are found in the public deed numer 1441, dated May 6, 2022, at the 20th Notary´s Office of Medellín.

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

The Parent Company and its subsidiaries include the following operating segments: United States, Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, International Banking and Others. The activities carried out by each operating segment of the Bank are described in Note 3 Operating segments.

The Parent Company, through its subsidiaries, has banking operations and an international presence in United States, Puerto Rico, Panama, Guatemala, and El Salvador. On May 25, 2022 and April 15, 2022, respectively, the regulatory authorizations and licenses were obtained for the operation as a broker-dealer and as an investment adviser (registered investment adviser) in the United States, through its subsidiaries Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC, and Bancolombia Capital Advisers LLC, which were incorporated in September 2021.

On June 4, 2021, the Parent signed an agreement for the assignment of the fiduciary rights of the PA FAI Calle 77 trust, subject to condition. Fulfilled the condition on March 1, 2022, the Parent Company was established as trustor of PA FAI Calle 77, owner of a property used for housing rental. The amount paid by the Parent Company was COP 56,968. The main purpose of the trust is to carry out the development, administration, management and operation of the project, on the aforementioned property in the city of Bogotá. For further information, see Note 9.3 Business combination.

The operations in Barbados through Mercom Bank Ltd. are in the process of being gradually wound down. The winding down of the operations will continue as the compromises related to assets and liabilities come to term, the assets, liabilities and contracts were transferred to other companies which are also part of the Bank. The company Transportempo S.A.S. is winding down since May 2023.

On December 14, 2021, the Parent Company´s Board of Directors authorized the legal separation of the Nequi business, the digital platform of the Bank. The Financial Superintendence of Colombia (Superintendencia Financiera de Colombia) through Resolution 0843 of July 6, 2022, later modified by the Resolution 0955 of July 27, 2022, authorized the establishment of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation through which Nequi will operate as a 100% digital credit establishment. Nequi must obtain an authorization certificate or operating permit, accredited by the Financial Superintendence of Colombia in order to operate. Activities for this process are in progress. In September 2022, the company NEQUI S.A. was created with a capitalization of COP 150,000 distributed mainly in Banca de Inversión Bancolombia S.A. Corporación Financiera with a participation percentage of 94.99% and Inversiones CFNS S.A.S. of 5.01%.

On July 22, 2022, through the subsidiary, Sistemas de Inversiones y Negocios S.A. SINESA, the company Wenia LTD, a digital corporate vehicle whose purpose is the provision of technology services, was incorporated in Bermuda. By private document of October 18, 2022, Wenia LTD as the sole shareholder, registered on November 22, 2022, in the Chamber of Commerce of Colombia, the company of a commercial nature called Wenia S.A.S., whose purpose is, among others, the creation and implementation of operating systems and software applications

During the third quarter of 2022, the Bank increased its participation in the FCP Fondo Inmobiliario Colombia, which facilitates speed in decision-making in matters of governance and strategy. To date, the participation in the private equity fund amounts to 80.47%.

The effect on shareholders' equity (amounts in millions of COP) is as follows:

Consideration paid to non-controlling interests	816,081
Carrying amount of non-controlling interests acquired	961,588
Excess of consideration paid recognized in the transactions with non-controlling interests reserve within equity	145,507

Additionally, the operations in Cayman Islands through Bancolombia Cayman were in the process of dismantling, for which, on November 22, 2023, the Cayman Islands Monetary Authority approved the surrender the banking license pursuant to Section 20(1)(a) of the Banks and Trust Companies Law (2021 Revision) (the "BTCA"), therefore, the banking license has been cancelled as of such date. The company is in liquidation.

As of December 31, 2023, the Bank has 34,756 employees, 35,431 banking correspondents, 6,080 ATMs and operates through 831 offices.

For more information on the Bank’s subsidiaries, see Note 2.C.1. Subsidiaries.

NOTE 2. MATERIAL ACCOUNTING POLICIES

A.	Basis for preparation of the consolidated financial statements

The consolidated financial statements of the Bank are prepared in accordance with the International Financial Reporting Standards (hereinafter, “IFRS”) issued by the International Accounting Standards Board (hereinafter, “IASB”), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS-IC”).

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

1.	Preparation of the consolidated financial statements under going concern basis

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

The consolidated financial statements are stated in Colombian pesos (“COP”) and figures are stated in millions or billions (when indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

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

2.Revised presentation of Statement of Cash Flow

In preparing the consolidated statement of cash flow as of December 31, 2023, the Company identified an error in the classification of the amount relating to the exchange difference of operating activities in the consolidated statement of cash flow for the years ended December 31, 2022 and 2021, that was included in the line “Effect of exchange rate changes on cash and cash equivalents”. The Company has made adjustments to the prior periods amounts presented in these financial statements accordingly. The Management evaluated the error in the classification and determined that the related impacts were not material.

The revisions to the consolidated statement of cash flow as of December 31, 2022 and 2021, are summarized in the following table:

	December 31, 2022	Adjustments	December 31, 2022
	(As previously reported)		(As revised)
	In millions of COP
Adjustments to reconcile net income to net cash provided by operating activities:
Effect of exchange rate changes	-	(224,788)	(224,788)
Net cash provided by operating activities	6,564,226	(224,788)	6,339,438
Effect of exchange rate changes on cash and cash equivalents	3,552,285	224,788	3,777,073
Increase (Decrease) in cash and cash equivalents	2,763,160	(224,788)	2,538,372

Cash and cash equivalents at beginning of year	25,329,846	-	25,329,846
Cash and cash equivalents at end of year	31,645,291	-	31,645,291

	December 31, 2021	Adjustments	December 31, 2021
	(As previously reported)		(As revised)
	In millions of COP
Adjustments to reconcile net income to net cash provided by operating activities:
Effect of exchange rate changes	-	507,449	507,449
Net cash provided by operating activities	6,095,305	507,449	6,602,754
Effect of exchange rate changes on cash and cash equivalents	2,993,850	(507,449)	2,486,401
Increase (Decrease) in cash and cash equivalents	(1,365,153)	507,449	(857,704)
Cash and cash equivalents at beginning of year	23,701,149	-	23,701,149
Cash and cash equivalents at end of year	25,329,846	-	25,329,846

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

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of December 31, 2023 and 2022. The Parent Company consolidates the financial results of the entities over which it exerts control.

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

			PROPORTION OF	PROPORTION OF	PROPORTION OF
	JURISDICTION		OWNERSHIP	OWNERSHIP	OWNERSHIP
ENTITY	OF	BUSINESS	INTEREST AND	INTEREST AND	INTEREST AND
	INCORPORATION		VOTING POWER	VOTING POWER	VOTING POWER
			HELD BY THE	HELD BY THE	HELD BY THE
			BANK 2023	BANK 2022	BANK 2021
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
WOMPI S.A.S. (before “VLIPCO S.A.S.”)(1)	Colombia	Technology services provider	100.00%	99.98%	94.77%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S. “En Liquidación”	Colombia	Transportation	100.00%	100.00%	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
Negocios Digitales Colombia S.A.S. (before “Pasarela Colombia S.A.S.”)	Colombia	Payment solutions	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia(2)	Colombia	Real estate investment fund	80.47%	80.47%	49.96%
P.A. Inmuebles CEM(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. Calle 92 FIC-11(2)	Colombia	Mercantil trust	52.31%	52.31%	32.47%
P.A. FIC Edificio Corfinsura(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. FIC-A5(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. FIC Inmuebles(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. FIC Clínica de Prado(2)	Colombia	Mercantil trust	62.00%	62.00%	38.49%
P.A. FIC A6(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. Central Point(2)	Colombia	Mercantil trust	60.35%	60.35%	37.47%

Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. Fideicomiso Twins Bay(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
Fideicomiso Lote Av San Martín(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. Fideicomiso Lote 30(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
Fideicomiso Fondo Inmobiliario Bancolombia(2)	Colombia	Mercantil trust	80.47%	80.47%	17.54%
P.A. Florencia Ferrara(2)(3)	Colombia	Mercantil trust	44.26%	44.26%	-
P.A. Flor Morado Plaza(3)	Colombia	Mercantil trust	80.47%	80.47%	-
P.A. Galería la 33(4)	Colombia	Mercantil trust	80.47%	-	-
Valores Simesa S.A.(5)	Colombia	Investments	64.93%	66.33%	66.82%
Fideicomiso Lote Distrito Vera B1B2(5)	Colombia	Mercantil trust	64.61%	66.00%	66.49%
Fideicomiso Lote Distrito Vera B3B4(5)	Colombia	Mercantil trust	64.61%	66.00%	66.49%
Fideicomiso Lote B6 Ciudad del Rio(6)	Colombia	Mercantil trust	-	66.00%	-
P.A. FAI CALLE 77(7)	Colombia	Real estate investment fund	98.00%	98.00%	-
P.A. NOMAD SALITRE(8)	Colombia	Real estate investment fund	98.00%	98.00%	-
P.A. NOMAD CENTRAL-2(9)	Colombia	Real estate investment fund	98.00%	-	-
P.A. CALLE 84 (2)(9)	Colombia	Real estate investment fund	98.00%	-	-
P.A. CALLE 84 (3)(9)	Colombia	Real estate investment fund	98.00%	-	-
P.A. MERCURIO(10)	Colombia	Real estate investment fund	100.00%	100.00%	-
Wenia S.A.S.(11)	Colombia	Technology services	100.00%	100.00%	-
P.A. Wenia(11)	Colombia	Mercantil trust	100.00%	-	-
Nequi S.A. Compañía de Financiamiento(12)	Colombia	Financial services	100.00%	100.00%	-
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Investments	99.17%	99.17%	99.17%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Securities brokerage	100.00%	100.00%	100.00%
Banistmo Panamá Fondo de Inversión S.A.(13)	Panama	Holding	100.00%	100.00%	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.(14)	Panama	Collective investment fund	-	-	100.00%
Fondo Renta Sostenible Global S.A.(14)	Panama	Collective investment fund	-	-	100.00%
Banistmo Capital Markets Group Inc.(13)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A.(13)	Panama	Real estate	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A.(13)	Panama	Real estate	100.00%	100.00%	100.00%
Steens Enterprises S.A.(13)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A.(13)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%	100.00%	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%	99.68%	99.66%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%	79.92%	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%	100.00%	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%	100.00%	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	100.00%	100.00%	100.00%
Agencia de Seguros y Fianzas Agromercantil S.A.(15)	Guatemala	Insurance agency	-	100.00%	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%	100.00%	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%	100.00%	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%	100.00%	100.00%
Conserjeria, Mantenimiento y Mensajería S.A. “En Liquidación”	Guatemala	Maintenance services	100.00%	100.00%	100.00%
Mercom Bank Ltd.(16)	Barbados	Banking	99.68%	99.68%	99.66%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%	99.68%	99.66%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Bancolombia Cayman S.A.(17)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%	99.17%	99.17%
Bancolombia Capital Holdings USA LLC(18)	United States	Holding	100.00%	100.00%	100.00%
Bancolombia Capital Adviser LLC(18)	United States	Investment advisor	100.00%	100.00%	100.00%
Bancolombia Capital LLC(18)	United States	Securities brokerage	100.00%	100.00%	100.00%
Wenia Ltd.(11)	Bermuda	Technology services	100.00%	100.00%	-
(1)	During 2022 and 2023, the Bank, through its subsidiary Banca de Inversión S.A., purchased remaining shares from minority investors.
(2)	During 2022, the Bank increased its participation in FCP Fondo Inmobiliario Colombia, to strengthen governance and strategy decisions. For further information, see Note 1. Reporting entity.
(3)	Companies consolidated by Fondo de Capital Privado FCP Fondo Inmobiliario Colombia since April 2022 and December 2022.
(4)	Company consolidated by Fondo de Capital Privado FCP Fondo Inmobiliario Colombia since March 2023.
(5)	The decrease in the shareholding is due to the repurchase of outstanding stock carried out by Valores Simesa S.A. during 2023 and 2022.

(6)	During 2023, the trust rights were transferred by Valores Simesa S.A.
(7)	On March 1, 2022, the Parent Company was established as trustor of P.A. FAI Calle 77, owner of a property that will be used for rental housing. For further information, see Note 1. Reporting entity and Note 9.3. Business combination.
(8)	On April 4, 2022, the Parent Company was appointed as trustor of 100% of the trust rights of Patrimonio Autonomo Nomad Salitre, whose main purpose is to develop a multifamily project.
(9)	During February and April 2023, the Parent Company was established as trustor of P.A. Nomad Central-2, P.A. Calle 84 (2) and P.A. Calle 84 (3), through a management mercantil trust agreement.
(10)	On July 8, 2022, Bancolombia S.A. acquired control of Fidecomiso P.A. Mercurio, through a management mercantil trust agreement.
(11)	On July 22, 2022, the Bank, through the subsidiary Sistemas de Inversiones y Negocios S.A. Sinesa, established the company Wenia Ltd. in Bermuda, a digital corporate vehicle whose purpose is to provide technology services. On November 22, 2022, Wenia Ltd. established the company called Wenia S.A.S., whose purpose is the creation and implementation of operating systems and software applications. On May 17, 2023, Wenia S.A.S. was established as trustor of the trust rights of P.A. Wenia. For further information, see Note 1. Reporting entity.
(12)	On December 14, 2021, the Board of Directors of the Parent Company authorized the legal separation of the business of Nequi, a Bank’s digital platform that offers financial services. The Superintendencia Financiera de Colombia, with Resolution 0843 of July 6, 2022, as amended by Resolution 0955 of July 27, 2022, authorized the incorporation of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation supervised by the Superintendencia Financiera de Colombia through which Nequi will operate as a 100.00% digital credit establishment. For further information, see Note 1. Reporting entity.
(13)	Investments in non-operational stage.
(14)	Companies not consolidated by Banistmo S.A. as of November 2022, due to non-compliance with consolidation requirements established in IFRS 10.
(15)	Company liquidated as of June 2023.
(16)	On September 30, 2021, Mercom Bank Ltd. shareholders authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank Ltd., to Banco Agromercantil de Guatemala S.A. or other companies of the Bancolombia Group. For further information, see Note 1. Reporting entity.
(17)	On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.
(18)	Companies created by Valores Bancolombia S.A. Comisionista de Bolsa in October 2021. For further information, see Note 1. Reporting entity.

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

The loan and financial leases originated by Banistmo and Bancolombia Panama are subject to prudential regulation in Panama by the Superintendencia de Bancos de Panamá (“SBP”) requiring the maintenance of minimum reserves as a countercyclical capital buffer. For the years ended as of December 31, 2023 and 2022, the reserves recognized amounted to COP 835,527 and COP 1,036,919. The establishment of these reserves restricts the ability of the aforementioned subsidiaries to pay dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

2.	Transactions between entities under common control

Combinations of entities under common control refer to those transactions in which all the combining entities are under the control of the Bank both before and after the combination, and that control is not transitory.

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

The Bank consolidates the following funds:

		% of ownership	% of ownership	% of ownership	Assets managed
Name	Country	interest held by	interest held by	interest held by	December 31,	December 31,
		the Bank, 2023	the Bank, 2022	the Bank, 2021	2023	2022
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	80.47%	80.47%	49.96%	5,503,022	5,023,316
Fideicomiso Lote Distrito Vera B1B2(2)	Colombia	64.61%	66.00%	66.49%	25,073	55,733
Fideicomiso Lote Distrito Vera B3B4(2)	Colombia	64.61%	66.00%	66.49%	56,295	53,558
Fideicomiso Lote B6 Ciudad del Rio(3)	Colombia	-	66.00%	-	-	66,150
Banistmo Panamá Fondo de Inversión S.A.(4)	Panama	100.00%	100.00%	100.00%	132,496	243,268
(1)	It includes the amounts of certain equity instruments that are controlled through the subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, they meet the definition of control in accordance with IFRS 10. For further information, see Note 2.C. Consolidation. Also, during 2022, the Bank increased its participation in FCP Fondo Inmobiliario Colombia, which facilitates speed in decision-making in matters of government and strategy. For further information, see Note 1. Reporting entity.
(2)	The decrease in equity interest is due to the repurchase by the subsidiary Valores Simesa S.A. (parent company of Lote Distrito Vera B1B2, Lote Distrito Vera B3B4 and Lote B6 Ciudad del Rio), during 2023 and 2022. For further information, see Note 2.C. Consolidation.
(3)	During 2023, the trust rights were transferred by Valores Simesa S.A.
(4)	Investment in non-operational stage. For further information, see Note 2.C. Consolidation.

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

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank’s equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. In a business combination, the amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The option for recognition is made on an investment-by-investment basis.

Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.

4.1. Significant non-controlling interest

FCP Fondo Inmobiliario Colombia

During the third quarter of 2022, the Bank increased its participation in the FCP Fondo Inmobiliario Colombia by 30.51% to have greater control over the governance and strategy decisions making in this investment. The participation in this private equity fund amounted to 80.47% as of December 31, 2022. With this transaction, FCP Fondo Inmobiliario Colombia is no longer considered a significant non-controlling interest for the Bank and its subsidiaries. Therefore, in accordance with IFRS 10, changes in the parent’s ownership interest in the subsidiary are considered as equity transactions.

During 2023, returns were not delivered to the non-controlling interest. During 2022, returns were delivered to the non-controlling interest in quarterly installments due to the nature of its business, which mainly comprises a long- term investment in real estate which is considered a low-risk portfolio. The return delivered amounted to COP 41,219 as of December 31, 2022.

The following table summarizes the net income and cash flows as of December 31, 2021 related to the FCP Fondo Inmobiliario Colombia:

Year-Ended 2021
In millions of COP
Condensed statement of income
Income
Valuation of investment properties	85,148
Valuation of trust rights	-
Rents	187,194
Profits of equity method investees	105,439
Other income	92,298
Total Income	470,079
Expenses
Interest on loans	(73,201)
Other administrative and general expenses	(212,385)
Total Expenses	(285,586)
Net Income	184,493
Condensed cash flow (1)
Net cash used in operating activities	(34,442)
Net cash provided by financing activities	21,882
Cash and cash equivalents at beginning of year	63,368
Cash and cash equivalents at end of year	50,808
(1)	Statement of cash flow corresponds to the FCP Fondo Inmobiliario Colombia without equity securities consolidated cash flow.

The information above represents the amounts before inter-company eliminations.

As of December 31, 2023, 2022 and 2021, the accumulated non-controlling interest of the FCP Fondo Inmobiliario Colombia amounted to COP 663,713, COP 605,611 and COP 1,369,084, respectively and the profit allocated to non-controlling interest amounted to COP 58,102, COP 71,354 and COP 92,353, respectively.

D.	Material Accounting Policies

The material accounting policies used by the Bank in the preparation of its consolidated financial statements are detailed below:

1.	Functional currency, transactions and balances in foreign currency

The functional and presentation currency of the Bank´s consolidated financial statements is the Colombian peso. Therefore, all balances and transactions denominated in currencies other than the Colombian peso are considered as foreign currency, which are translated into the functional currency using the exchange rates at the dates of the transactions.

Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end are generally recognized in net income. They are deferred in equity (other comprehensive income) if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

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

The Bank translated the results and financial position of foreign subsidiaries a functional currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;
●	Income and expenses for each statement of income and statement of comprehensive income is translated at average exchange rates for the period; and
●	All resulting of such translations are recognized in other comprehensive income in the caption “Translation adjustment”.

When a foreign operation is sold, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert consolidated statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2023	December 31, 2022	December 31, 2021
Year-end exchange rate	3,822.05	4,810.20	3,981.16
Average rate for the period ended at	4,330.14	4,257.12	3,747.24

2.	Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at banks and the Central Bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4. Cash and cash equivalents.

3.	Business combinations and goodwill

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

On March 1, 2022, the Bank completed the acquisition of the PA FAI Calle 77 Trust, which constituted a business combination. For further details of this transaction, see Note 9.3. Business combination.

4.	Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

4.1.	Financial assets

Financial assets are recognized in the consolidated statement of financial position when the Bank becomes party to the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. The Bank uses settlement date accounting for regular way contracts when recording financial asset transactions.

At initial recognition, the Bank measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Transaction costs of financial assets subsequently measured at fair value with changes in profit or loss are recognized as expenses in the income statement. After initial recognition, for financial assets measured at amortized cost and investments in debt securities subsequently measured at fair value with changes in other comprehensive income, an allowance for expected credit losses (“ECL”) is recognized.

4.1.1.Classification and measurement of financial assets

The Bank classifies its financial assets considering the business model and the characteristics of contractual cash flows (cash flows that consist solely of payments of principal and interest on the principal amount outstanding at specified dates – “SPPI”) in accordance with the following categories of subsequent measurement:

●	Amortized cost, measured at cost using the effective interest rate method, excluding future credit losses, and considering transaction costs and premiums granted, less commissions and discounts received that are included in the calculation of the effective interest rate.
●	Fair value through other comprehensive income (“FVOCI”), measured using fair value, variations in the fair value of the investment are recognized in other comprehensive income, except for impairment losses or recoveries, interest income, and gains or losses on foreign exchange, which are recognized in the income statement.
●	Fair value through profit or loss (“FVTPL”), measured using fair value, variations in the fair value are recognized in the income statement.

The classification based on the business model reflects how the Bank manages financial assets and how it determines whether cash flows from the asset will come from obtaining contractual cash flows, selling the instrument, or both. If the objective is to obtain contractual cash flows, the assets are subsequently measured at amortized cost; if the objective is to obtain contractual cash flows and selling financial assets, the assets are subsequently measured at FVOCI. A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVTORI.

The Bank measures equity instruments at FVTPL. Likewise, the Bank has made an irrevocable choice to present subsequent changes in the fair value of some equity instrument investments that are not held for trading in other comprehensive income; dividends from such investments are recognized in the income statement when the right to receive payment is established.

Accumulated gains or losses in other comprehensive income at the time of derecognition of a financial asset are reclassified from equity to the income statement, except for investments in equity instruments for which the Bank has made the irrevocable choice to present subsequent changes in fair value in other comprehensive income; for these, reclassification is made to the "retained earnings" line.

4.1.2.Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVTOCI”
4.1.2.1.Impairment of loan portfolio and financial leasing transactions

Expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgements that consider historical credit data, the current situation of the borrower and reasonable and proper forecasts of future economic conditions. Collective models include parameters such as the probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default. These models also incorporate a prospective approach that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate significant defaulted loans. This evaluation will consider the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the expected future cash flows from the client.

At the end of each period, the Bank assesses the impairment model based on the expected loss of a financial asset or a group of them, measured at amortized cost. The impairment loss will be measured from “day 1” after its initial recognition. The model is structured in three stages in which the financial asset can be categorized, from its initial recognition. This categorization considers the degree of credit risk, and the circumstances that produce a significant increase in it, as described below:

●	Stage 1: Financial instruments that have not experienced a significant increase in credit risk since their initial recognition, or that have low credit risk at the reporting date.
●	Stage 2: Financial instruments that have experienced a significant increase in credit risk since their initial recognition (unless they have low credit risk at the reporting date), but do not have objective evidence of impairment.
●	Stage 3: Financial assets that have objective evidence of impairment (“OEI”) at the reporting date.

For each of the stages, an expected credit loss (“ECL”) is calculated. This calculation takes into account both current and future conditions, the behavior of the portfolio and various associated macroeconomic conditions.

●	For stage 1, a 12-month ECL is calculated. This represents the expected credit losses that could occur from default events within 12 months after the reporting date.
●	For stage 2 and 3, a Lifetime ECL is calculated. This represents the expected credit losses that could occur from all possible default events over the expected life of the financial instrument.

Significant increase in risk

To determine whether an asset has experienced a significant increase in risk since its initial recognition, and is therefore classified as Stage 2, the Bank performs an assessment of both quantitative and qualitative factors and reviews. For each portfolio, the Bank reviews the rebuttable presumption of more than 30 days overdue in payment. The Bank determines whether the credit risk of financial instruments has increased significantly since their initial recognition as follows:

Quantitative criteria

●	Clients who are 90 or more days past due.
●	Lifetime PD assessment: The Bank has determined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. To measure this difference, two thresholds are defined:
◾	Absolute threshold: This is the absolute difference between the current lifetime PD and the residual lifetime PD at initial recognition. A positive absolute variation beyond this threshold indicates an increase in the instrument’s risk.
◾	Relative threshold: This is a percentage variation between the value of the current lifetime PD and the residual lifetime PD at initial recognition. A positive percentage variation beyond this threshold indicates an increase in the instrument’s risk.

If the PD comparison surpasses one threshold but not the other, it is not considered a significant increase in the instrument’s risk.

If the instrument does not exceed the threshold, other qualitative criteria are assessed. These can identify a significant increase in credit risk even when the obligation is nearing expiration. The criteria are as follows:

Qualitative criteria

●	Assets restructured due to risk, where the client is experiencing financial difficulties, are classified in stage 2, until the instrument is canceled, cured, or transferred to stage 3 because it meets the definition of default.
●	Customers who are no longer in default (stage 3) remain in stage 2 for a period of 12 months.
●	Clients on the watch list with a medium risk level.
●	The Bank also reviews every six months to see if there are collective criteria for the migration of a group of clients to stage 2. For example, if a significant change has occurred from the commencement of a specific product or geographic region, or the occurrence of industry events, regulatory changes, market changes or any other significant event impacting the generation of future cash flow of the customer's operation.

Refutable presumption of more than 30 days of default

The Bank has reviewed for each portfolio the presumption of a significant increase in 30 days past due and finds historical evidence that there is a relationship between this presumption and default.

Definition of default

To determine whether an asset is in default, and thus classified as stage 3, the Bank conducts an assessment of both quantitative and qualitative factors. It also reviews the rebuttable presumption of more than 90 days overdue in payment for each portfolio.

The Bank applies the following criteria to ascertain if there is a breach:

Quantitative criteria

●	Clients with an active portfolio and who have at least one instrument written off in the modality.
●	Clients who are 90 or more days past due.

Qualitative criteria

●	Clients in special states of restructuring, business reorganization or insolvency agreements.
●	Clients on the watchlist a high-risk level.
●	The Bank also aligns all products of the same client to stage 3 when at least one of its obligations is in default.

Refutable presumption of default beyond 90 days

The Bank has conducted a review of the default presumption after 90 days past due for each portfolio. Historical evidence indicates a high probability of loss at 90 days. However, this presumption has been refuted for Banistmo’s mortgage portfolio. The rationale for this refutation is the historical evidence that demonstrates the default typically occurs at 120 days.

Collective methodology for measuring expected credit losses

The collective quantification of expected credit losses is conducted based on the stage classification, the homogeneous groups defined within each portfolio type and the client’s risk level.

Homogeneous groups are segmented by client type; for individuals, they are grouped by product, and for companies, they are grouped by industry segments defined by the client’s sales level.

Likewise, the risk level is assigned by customer type. For individuals, the risk is assessed using a behavioral scoring model for consumer products and a separate scoring model for housing products. The purpose of these models is to rank customers according to risk, allowing for more effective monitoring. The rating is based on historical behavior, transactional information, and customer product information. The consumer portfolio rating system is evaluated using various advanced statistical methodologies. These models allow the inclusion of a greater number of variables related to the customer, providing a more precise rating that aligns with the risk level.

For companies, risk levels are assessed using an internal rating model that incorporates both qualitative and quantitative variables as financial indicators. Clients are ranked on a scale from 1 to 19. This process also takes into account regional qualification programs, local market factors, and the client’s market knowledge.

In Colombia, for SME and Corporate portfolio, the risk level is estimated based on models that allow assigning an internal rating to a client considering their economic sector and in accordance with multiple variables. These include: financial information, transactional data, sectoral data, qualitative variables, and behavior. These models aim to achieve greater assertiveness in classifying the risk level of the Bank’s clients, greater discrimination and precision, the use of non-

traditional information, and interpretability, with the goal of achieving a deep understanding of the client. These methodologies play a fundamental role in the evaluation and monitoring of credit risk.

To estimate the expected credit losses (“ECL”) under the collective methodology, the following formula is used:

ECL = Probability of Default * Loss Given Default * Exposure at Default

The factors are estimated using statistical models developed from internal historical information of the entity and then adjusted with forward-looking information as described below:

●Probability of Default (“PD”): Estimated probability of occurrence of a default of an instrument. IFRS 9 proposes the specification of this parameter and its application according to the classification of stages 1, 2 and 3.

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

●Loss Given Default (“LGD”): The severity of Loss Given Default is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is equal to (1 - Recovery Percentage), where the recovery percentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, the use of appraisals to determine the value of the collateral and time to repossession and recovery costs observed.

●Exposure at Default (“EAD”): The exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), this is based on the contractual repayments owed by the borrower over a 12 month or lifetime basis.

For revolving products and those with available borrowing that is likely to be used in its entirety, the Exposure at Default (“EAD”) estimate considers the use of the CCF (credit conversion factor), in order to find a relationship corresponding to the used and unused component of the instrument. To estimate the expected credit losses (“ECL”), a component of probability of becoming loan is included.

To estimate the lifetime expected credit loss, the exposed balance is projected annually, considering the discount of contractual payments agreed with the client for each year. Cash flows are discounted at the effective interest rate or an approximation of it.

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

●Thematic Perspective: In the first instance, a series of external variables are defined, which are those whose values are established at a global level and in whose definition the idiosyncratic dynamics of the analyzed country have no incidence. As these are issues whose detailed study is beyond the scope of the Corporate Economic Research team, the Bank uses as reference the estimates made by external analysts.

●Analytical Perspective: This consists in the compilation of the historical information for the most important economic and financial variables of the country. The information bases are compiled from official sources, which mostly correspond to official authorities, such as the Superintendency or Central Bank of each country. The Bank estimates forecasts based on time series models widely used in econometrics.

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

It is reasonable to think that in a period of 5 years, the macroeconomic variables projection would already be at a level very close to their equilibrium, since historically the maximum periods of consecutive deviation above or below the long-term trend (more or less 0.25 standard deviations of the variable) of the economic cycle (from the series of annual economic growth in the period 1972-2023) has been precisely a period of 5 years.

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

It is intended that each perspective contain reasonable expectations and that each has a relevant level of probability associated with it. The scenarios are weighted as follows:

	Optimistic		Base		Pessimistic
Country	2023	2022	2023	2022	2023	2022
Colombia	15.00%	15.00%	50.00%	45.00%	35.00%	40.00%
Panama	20.00%	15.00%	50.00%	55.00%	30.00%	30.00%
El Salvador	20.00%	15.00%	55.00%	55.00%	25.00%	30.00%
Guatemala	20.00%	15.00%	55.00%	55.00%	25.00%	30.00%

The following is a comparison of the main macroeconomic variable projected in each country, "GDP growth", used to estimate ECL as of December 31, 2023 and 2022:

As of December 31, 2023
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2023	1.64%	1.16%	0.68%	7.92%	5.95%	3.99%
2024	2.37%	0.87%	(0.63)%	6.68%	4.00%	1.33%
2025	4.47%	2.60%	0.73%	7.17%	4.20%	1.23%

As of December 31, 2023
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2023	3.69%	3.12%	2.55%	2.75%	2.25%	1.74%
2024	4.33%	3.26%	2.19%	3.32%	1.90%	0.49%
2025	4.61%	3.38%	2.15%	3.76%	2.08%	0.41%

As of December 31, 2022
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2022	8.11%	7.76%	6.98%	8.84%	8.19%	7.53%
2023	2.01%	0.93%	(0.78)%	5.62%	3.96%	2.31%
2024	3.68%	2.50%	0.36%	5.70%	3.71%	1.73%

As of December 31, 2022
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2022	4.35%	3.40%	2.45%	3.78%	2.62%	1.47%
2023	4.19%	2.72%	1.25%	3.52%	1.65%	(0.23)%
2024	4.59%	3.00%	1.40%	3.94%	1.96%	(0.03)%

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

Individual methodology

The Bank will individually evaluate defaulted loans (stage 3) greater than COP 20,000 or USD 5 for foreign subsidiaries, analyzing the debt profile of each debtor, the guarantees granted and information on the credit behavior of the client and of the sector. Significant financial assets are considered in default when, based on current or past information and events, it is probable that the entity will not be able to recover all the amounts described in the original contract, including the interest and commissions agreed to in the contract. When a significant financial asset has been identified as being in default, the amount of the loss is measured as the balance due minus the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence.

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

4.1.2.2. Impairment of investments measured at fair value with changes in other comprehensive income

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

In all cases, the LGD (Loss Given Default) is the parameter calculated by the external rating agency for the investment portfolio at the closure of December 2023 it corresponds to 64.90%.

4.1.3.	Derecognition of financial assets
4.1.3.1.	Derecognition of financial assets not resulting from modifications

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Bank has transferred substantially all the risks and rewards of ownership, or when the Bank neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.

When the Bank retains the contractual rights to receive cash flows from the financial asset, but assumes a contractual obligation to pay those cash flows to other entities, it shall treat the transaction as a transfer that results in derecognition if:

●	It has no obligation to pay any amounts to the other entities unless it collects equivalent amounts from the assets;
●	It is prohibited from selling or pledging the assets; and
●	It has an obligation to remit without material delay any cash flows it receives from the assets.

4.1.3.2.	Modifications

In modifications for commercial or market reasons, an assessment is made as to whether the modification is substantial; that is, whether the changes in the terms of the contract differ substantially from the original contract, based on the analysis of qualitative variables (inclusion of returns based on profit sharing, guarantees, other collateral, or credit enhancements that significantly affect the credit risk profile associated with the loan, changes in currency and/or obligor) and, in some cases, a quantitative assessment. When the modifications result in derecognition, the renegotiated contract is a new loan, subject to the classification and measurement requirements established by IFRS 9.

Similarly, the costs and commissions associated with the financial asset are derecognized. Modifications that do not result in derecognition are understood as non-substantial modifications, the carrying amount will be recalculated as the present value of the modified contractual cash flows discounted at the original interest rate, recognizing the effect of the modification in the margin net interest in the statement consolidated of income. Likewise, costs and commissions are adjusted and amortized over the remaining life of the modified asset.

Contractual modifications of financial assets may be carried out due to restructurings and/or renegotiations for credit risk due to the borrower's financial difficulties are evaluated as a non-substantial modification and therefore does not lead to derecognition. When a financial asset is restructured, the difference between the original contractual cash flow and the new cash flow of the restructured asset discounted at the original effective interest rate is recognized as a gain or loss in the statement consolidated of income as “Interest income on loan and financial leases”, the costs and fees are deferred and will be amortized by the remaining life of the modified asset.

4.1.3.3.	Written-Off loan portfolio

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

		Length of delinquency (days)
Type	Collateral	Grupo Agromercantil Holding S.A.	Banistmo S.A.	Banco Agrícola S.A.	Bancolombia S.A.
	Without collateral			180
Commercial	With collateral	N/A(1)	360	360	360
	Without collateral	180	180	180
Consumer	With collateral	540 for vehicles collateral	1,080 for mortgage collateral	720 for mortgage collateral	180
	Without collateral		180
Small Business Loan	With collateral	N/A(1)	1,080 for mortgage collateral	180	180
Mortgage	With collateral	1,440	1,080	720	N/A(1)

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

4.2.	Financial liabilities

At initial recognition, the Bank measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the consolidated statement of income if the liabilities are measured at fair value.

4.2.1.	Classification and Measurement of Financial Liabilities

Financial liabilities are classified and subsequently measured as follows:

●	Amortized cost, measured at cost using the effective interest rate method.
●	Fair value through profit or loss (“FVTPL”), measured using fair value, with variations in value recognized in the income statement.
●	Irrevocably designated at fair value through profit or loss, measured using fair value, with variations in value recognized in the income statement. The effect of changes in own credit risk is presented in other comprehensive income.

4.2.2.	Derecognition of Financial Liabilities

The Bank derecognizes a financial liability from the consolidated statement of financial position when it is extinguished; that is, when the contractual obligation has been paid or settled or has expired.

Debt Exchange

The Bank assesses whether instruments subject to debt exchange are substantially different from each other, considering qualitative aspects such as currencies, maturities, interest rates, subordination terms, regulatory framework, among others, and quantitative aspects, in which the present value of discounted cash flows under the conditions of the new instruments (including any net commission paid minus any commission received) using the original effective interest rate to calculate the discount differs by at least 10 percent from the present value of discounted cash flows remaining from the original financial liability.

When it is concluded that the instruments subject to debt exchange are not substantially different (based on the analysis of qualitative variables such as currency or issuance market changes, and in some cases a quantitative evaluation), the transaction is recognized as a modification of debt, and in this case, the amortized cost of the modified liability is adjusted to the present value of estimated contractual cash flows discounted at the original effective interest rate of the financial instrument, and the gain or loss is recognized immediately in the income statement. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability, following its subsequent measurement at amortized cost. In debt exchanges that are considered substantially different, derecognition is recognized in the income statement, and a new financial liability is recognized.

4.3.	Day one profit adjustment

In situations where the fair value of a financial asset acquired or financial liability assumed at initial recognition differs from the transaction price, the Bank shall recognize a gain or loss directly in the consolidated statement of income if the fair value is supported by Level 1 inputs or is based on a valuation technique that uses only observable market data. In all other circumstances, the Bank defers the Day one gain or loss and recognizes it in the consolidated statement of income over the course of the transaction period.

4.4.	Compound instruments

The Bank recognizes compound financial instruments that contain both liability and equity components separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument, considered as a whole, is the residual value assigned to the equity component. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period. For further information, see Note 22. Share capital.

4.5.	Financial guarantee contracts and loan commitments

The Bank issues financial guarantees and loan commitments. Loan commitments are those agreements under which the Bank has an irrevocable obligation to grant the loan. The financial guarantee contracts issued by the Bank are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to accordance with the original or modified terms of a debt instrument.

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

Income derived from guarantees is recognized as “commission income” in the consolidated statement of income over the term of the contract, in accordance with the method and frequency of commission’s payments.

4.6.	Derivatives financial instruments

A financial derivative is an instrument whose value changes in response to changes in a variable or index, such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial payment or is lower in comparison to other financial instruments with a similar response to changes in market conditions and is generally settled at a future date.

The Bank recognizes its derivative financial instruments at fair value, based on the prices and valuation methodologies provided by the official pricing service provider (Precia); this includes counterparty credit-risk adjustments applied to derivatives when the Bank's position is a derivative asset, and the Bank's credit risk when the position is a liability on a derivative. For further information, see Note 30. Fair value of assets and liabilities, section d. Credit valuation adjustment.

Derivatives are recognized and measured at fair value through profit or loss unless such derivatives are designated as cash flow hedges or hedges of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gains and losses arising from changes in the fair value of derivatives, which are not in hedging relationships, are recognized in the consolidated statement of income under the "valuation on financial instruments" item, and gains and losses from the valuation of foreign exchange derivatives are included in the "Other Operating Income" item.

4.7.	Hedge accounting

The Bank designates and documents hedge accounting at inception in accordance with the requirements of IFRS 9 Financial Instruments. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification, as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.

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

Cash flow hedges

Cash flows hedges are used mainly to manage the exposure to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on the consolidated statement of financial position or to a highly probable forecast transaction.

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

Hedges of a net investment in a foreign operation

In accordance with IFRS 9 and IFRIC 16 Hedges of a net investment in a foreign operation, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from currency translation of consolidated financial statements and goodwill of its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the Parent Company and financial liabilities. The hedge accounting requires that the Bank accounts for the gain or loss derived from the foreign exchange differences related to the debt securities that are determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 Effects of changes in foreign exchange rates as detailed in 1. Functional currency, transactions and balances in foreign currency.

5.	Investments in associates and joint arrangements
5.1.	Investments in associates and joint ventures

An associate is an entity over which the Bank has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control to make those policies decisions.

A joint venture is an entity that the Bank controls jointly with other participants, where the parties maintain a contractual agreement that establishes joint control over the relevant activities of the entity (which only exists when decisions about those activities require unanimous consent of the parties sharing control) and the parties have rights to the net assets of the joint arrangement.

The Bank's investments in associates and joint ventures are initially recorded at cost and their results, assets and liabilities are subsequently included in the consolidated financial statements using the equity method, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

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

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. Any excess of the Bank’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Bank’s share of the associate or joint venture’s profit or loss in the period in which the investment is acquired. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets. Impairment losses are recognized in accordance with the policy for impairment of assets, cash-generating units and goodwill (see section 12. Impairment of assets, cash-generating units and goodwill, of this note).

If the Bank's share of losses of an associate or joint venture exceeds the Bank's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank's net investment in the associate or joint venture), the Bank discontinues recognition its share of further losses. Additional, losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the consolidated statement of comprehensive income as “Unrealized gain/loss on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the consolidated statement of income as “Dividends and net income on equity investments”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank´s consolidated financial statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost. When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the consolidated statement of income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.

The unrealized gain or loss of an associate or joint venture is presented in the consolidated statement of comprehensive income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s statement of comprehensive income.

The dividends received from the associate or joint venture reduce the investment carrying value.

For further information, please see Note 8. Investments in associates and joint ventures.

5.2.	Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Bank recognizes and measures assets, liabilities, revenues, and expenses in relation to its interest in joint operations in accordance with the applicable IFRS for the particular assets, liabilities, revenues and expenses.

When the Bank acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, the Bank will apply all of the principles of IFRS 3. In this case, the Bank recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.

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

6.	Leases
6.1.	The Bank as lessee

The Bank assesses whether a contract is or contains a lease at the inception of the contract and recognizes a right-of-use asset representing its right to use the leased asset and a lease liability representing its obligation to make lease payments. The Bank elected to apply the recognition exemptions for short-term leases (leases of 12 months or less and without a purchase option) and leases where the underlying asset is of low value. Lease payments related to these exemptions will be recognized as an expense in profit or loss on a straight-line basis over the term of the lease.

Both the right-of-use asset and the lease liability are measured at the present value of the lease payments that have not been paid at that date. Lease payments are discounted using the lessee’s incremental borrowing rate. In addition, the right-of-use asset includes: 1) the amount of the initial measurement of the lease liability, 2) lease payments or costs incurred by the lessee made before or after the commencement date, less lease incentives received, and 3) an estimate of the costs to be incurred to dismantle the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the lease.

Subsequently, the Bank measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The Bank measures the lease liability by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect the lease payments made, and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability.

6.2.	The Bank as lessor

The lease agreements entered into by the Bank are classified at the initial recognition as financial or operating leases.

A lease is classified as a finance lease when substantially all the risks and rewards incidental to ownership of the asset are transferred to the lessee and are recognized at a value equal to the net investment in the lease, corresponding to the sum of the minimum lease payments receivable and any unguaranteed residual value, discounted at the interest rate implicit in the lease. Otherwise, it is classified as an operating lease, recognizing and measuring the assets under the principles of property and equipment or investment property, in which case income and depreciation of property and equipment are recognized on a straight-line basis over the life of the asset. Contingent lease payments are recognized as revenue in the period in which they are received.

If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.

The Bank uses the following indicia of transfer of risk and rewards incidental to ownership to the asset; if one of them is met, lease is classified as a finance lease:

●	The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset, upon termination of the lease.
●	The term of the lease covers most of the economic life of the asset, even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e., when the minimum lease term represents 75% or more of the economic life of the leased asset.
●	At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
●	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

7.	Premises and equipment and depreciation

Premises and equipment include tangible items that are held for use, for rental to others, or for administrative purposes and are expected to be used for more than one period.

Items of premises and equipment are expressed at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method, in order to derecognize the depreciable amount of premises and equipment over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value. The estimated useful lives for each asset group are:

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

The Bank assesses at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. If there is any indication of impairment, the Bank estimates the recoverable amount of the assets and then recognizes the impairment loss in the consolidated statement of income. For further information, see section 12. Impairment of non-financial assets, cash-generating units and goodwill in this note.

Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the consolidated statement of income as “Other administrative and general expenses”.

Gains and losses in sales of premises and equipment are registered in the consolidated statement of income as “Other operating income”.

8.	Investment properties

The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the consolidated statement of income as “Other administrative and general expenses”.

After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the consolidated statement of financial position date and are valued by Management with the support of external experts using valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement cost. The gains and losses that arise from changes in the fair values of investment properties are included in the consolidated statement of income as “Other operating income”.

Transfers of an asset to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to premises and equipment, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a premise and equipment becomes an investment property, it will be accounted for at its fair value.

9.	Intangible assets

Intangible assets are identifiable, non-monetary assets without physical appearance, separately acquired or internally generated by the Bank that are measured initially at cost and subsequently at cost less any accumulated amortization and any accumulated impairment loss. Intangible assets acquired in business combinations are recognized at fair value at the date of acquisition.

Intangible assets with finite useful lives (ranging from 1 to 10 years) are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are recognized when the amortization period or method has changed, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the consolidated statement of income.

The Bank’s intangible assets comprise mainly intangibles of finite useful life, such as licenses, software and computer applications, customer relationships and trademarks (See Note 9. Goodwill and intangible assets, net). Intangibles of indefinite useful life include Goodwill.

When intangible assets with finite useful life are written-off, the expected future economic benefits period is reduced to increase the amount of amortization, resulting in the derecognition of the intangible asset in a shorter period than initially estimated.

Intangible assets with indefinite useful lives are not subject to amortization but are periodically tested to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being supportable. In the event that the assessment was not valid, the change from indefinite useful life to finite useful life is recognized prospectively. Intangible assets with an indefinite useful life correspond to goodwill.

9.1.	Internally generated intangible assets

The costs of internally generated intangible assets are recognized as intangible assets if they have been incurred in the development stage and meet the recognition criteria; if so, such assets are presented in the consolidated statement of financial position at cost less accumulated amortization and accumulated impairment losses (see section 12. Impairment of non-financial assets, cash-generating units and goodwill in this note). Other expenditures are recorded as expenses in the consolidated statement of income.

Amortization of the asset begins when development is complete and the asset is available for use. Intangible assets are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment.

10.	Inventories

Inventories of assets or returned property are those assets arising from an early termination of a finance or operating lease or those on which the lease has been terminated, and they are expected to be sold in the normal course of business, which are controlled by the Bank and are expected to obtain future economic benefit.

The inventory of returned property is recognized as an asset from the date on which the Bank assumes the risks and benefits thereof. Assets arising from operating leases are initially measured at cost, which is the carrying amount less accumulated depreciation and impairment, if any. Assets returned property financial leasing operations are recognized at the lower of their book value plus sanitation costs and its net realizable value. When the book value is greater than the net realizable value, an adjustment is recognized under the caption "Provision for impairment of loan portfolio and financial leasing operations, net" in the consolidated income statement.

Inventories are measured at the lower of cost and net realizable value. Net realizable value ("NRV") is the estimated selling price in the normal course of business, less the estimated costs necessary to make the sale. The cost of inventories is assigned by using specific identification of their individual costs.

The Bank revises the NRV of its inventories at least annually, or when market conditions so require; the adjustment of the decrease in value is recognized directly in income. Adjustments to the NRV are recognized under the caption "Amortization, depreciation and impairment" in the consolidated statement of income, up to the value initially recognized.

10.1	. Digital assets

The Bank chooses as an accounting policy to recognize digital assets held to be sold in the normal course of its operations as inventories. Digital assets are measured at fair value less costs of sale. If there is no active market, the fair value of the digital asset will be zero given the low probability of its realization.

Changes in fair value are recognized in the consolidated statement of income for the period in which such changes occur.

The exchange differences of the digital asset in foreign currency are recognized within the valuation process inherent to the fair value model.

11.	Digital assets and liabilities held in custody for customers

The Bank safeguards crypto assets for customers in digital wallets and cryptographic keys are required to access digital assets on the Bank's platform. The Bank safeguards these assets and/or keys and is required to protect them from loss, theft, or other misuse.

The Bank recognizes customer's digital assets initially and subsequently at fair value. At the same time, the Bank recognizes the obligation to safeguard the customer's digital asset as a liability. The liability should be measured at the same amount as the corresponding asset at fair value.

Any loss, theft or other misuse that impacts the measurement of customer cryptoassets is recognized in profit or loss in the period in which it occurs.

12.	Assets held for sale and discontinued operations

The Bank classifies non-current assets or disposal groups held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets are measured at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification. Additionally, if any indications of impairment exist, impairment losses are recognized for the difference between the carrying and the fair value less costs to sell as “Impairment, depreciation and amortization” in the consolidated statement of income. Gains and losses in the sale of assets held for sale are recognized in the consolidated statement of income as “Other operating income” or “Other administrative and general expenses”.

The held for sale condition is met if the assets or groups of assets are available, in their current condition, for immediate sale or the sale transaction is highly probable and is expected to be completed within the year following the date of classification. In the Bank, the assets held under this classification correspond to foreclosed assets. If the sale of the asset does not take place within the planned period, the assets are reclassified to "Other assets, net" in the consolidated statement of financial position.

A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of a discontinued operation are presented separately from those of continuing operations in the consolidated statement of income on a comparative basis.

13.	Impairment of non-financial assets and cash-generating units and goodwill

The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired.

The recoverable amount of non-financial assets or cash-generating units is the higher of its fair value less costs of disposal and its value in use, where fair value is determined by Management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. While value in use requires Management to make significant assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; and assess the appropriate discount rate and growth rate.

If an asset does not generate cash flows that are independent from the rest of the assets or group of assets, the recoverable amount is determined by the cash-generating unit to which the asset belongs.

The amount of impairment losses recognized in net income during the period are included in the consolidated statement of income as “Impairment, depreciation and amortization”. Except for impairment loss recognized for goodwill, impairment losses are subject to reversal, the increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

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

15.	Derecognition of non-financial assets

The Bank's non-financial assets are derecognized either on disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the value obtained on disposal and the carrying amount is recognized in the consolidated statement of income.

16.	Employee benefits
16.1.	Short term benefits

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

16.2.	Other long-term employee benefits

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

16.3.	Pensions and other post-employment benefits

−Defined contribution plans

The Bank makes monthly contributions to pension funds, due to legal requirements and it has no legal obligation to pay further contributions.

The Bank recognizes contributions in the consolidated statement of income once the contribution is accrued. Any contributions unpaid at the consolidated statement of financial position date are included as a liability.

−Defined benefit plans

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

17.	Provisions, contingent liabilities and contingent assets

Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the obligation's value can be made.

The corresponding expense for any provision is presented in the consolidated statement of income, net of all expected reimbursement. The increase in the provision due to the time value of money is recognized as a financial expense.

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

The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee, as outlined below:

Guarantees for the energy sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

●	Lack of energy supply due to low availability from the generating company (the guaranteed entity).
●	Non-compliance with the contract signed by the guaranteed entity.
●	Non-compliance with the payment for energy supply.
●	Non-compliance with the construction and operating of power plants.
●	Non-compliance with the construction and operating of transmission lines.

Guarantees for the hydrocarbons sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

●	Non-compliance with the contractual obligations in the Minimum Exploration Program.
●	Non-compliance with the contractual obligations in the Additional Exploratory Program.
●	Non-compliance with the contractual obligations in the Post Exploratory Program.
●	Non-compliance with the Technical Evaluation obligations.

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

The Bank recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled. For performance obligations where none of the conditions for revenue recognition over time are met, the Bank satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services.

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

When the Bank fulfills a performance obligation through the delivery of promised goods or services to customer, it creates a contractual asset for the consideration amount obtained with the performance. The Bank recognizes the contractual assets as current assets, as they are expected to be realized within the normal operating cycle.

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

Interest income comprises income of financial assets at amortized cost or at fair value through other comprehensive income. Interest income is recognized using the effective interest rate method, the computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees and commissions (for example, certain loan commitment fees) or expenses that are directly attributed to the instrument and are an integral part of the effective interest rate, without taking account future credit losses.

Valuation income relates to debt securities at fair value, where gains and losses arising from changes in fair value are included in the consolidated statement of income as “Interest and valuation on financial instruments”.

Fees and services commissions are recognized as the right to consideration is obtained through the exchange of goods or services that the entity has transferred to a customer. Therefore, the Bank recognizes some fees as revenue over time, such as income from commissions and asset management, custody and other administration and advisory commissions. While other fees are recognized as revenue at a point in time of completion of the underlying transaction, like commissions arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses. In addition, the Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using the Bank's credit cards and the fulfillment of certain conditions established in such program. The redemption of points for prizes is carried out by a third party. Therefore, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fees and commission income, considering the total number of points that can be redeemed over the accumulated prizes and the probability of redemptions.

Dividend revenue of investments that are not associates or joint ventures are recognized when the right to payment of the Bank is established, which is generally when the shareholders declare the dividend. These are included in the consolidated statement of income as “Dividends and net income on equity investments”.

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

As disclosed by Management and described in section D. Material Accounting Policies, paragraph 4.1.2. Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVTOCI’, expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the prospective approach that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the future cash flows expected from the client.

The estimation of impairment charges is a critical accounting policy because of the significance of this line item, the sensitivity of the charges to changes in assumptions about future events (behavior of the expected macroeconomic variables), weighting of macroeconomic scenarios and other somewhat subjective judgments that are incorporated in the individual credit loss models.

Some relevant assumptions must be made to operate the mathematical models behind the expected credit loss assessment. Assumptions are constructed from historical data to consider whether a customer has a significant increase in risk or is in default; these are reviewed by expert panels. Other assumptions such as future economic conditions, the simulation of reasonable future economic scenarios and the likelihood of those scenarios have a high impact on lifetime default probability models. These scenarios are determined and leveraged by the Direction of Economic Research.

The main factors considered in collective estimations of credit losses are the definition of significant increase in credit risk, definition of default, collateral values, loan maturity and macroeconomic forecast of variables such as unemployment, GDP, interest rates, among others. It is also important to consider any other variable that could influence a client´s willingness to pay.

In addition, individual credit loss models consider assumptions on how the financial performance and future cash flow of a client could be affected, the client’s expected future operational and commercial activity, the capacity to generate sufficient cash to pay debt obligations and trends and regulatory changes in the economic sector in which the client operates, changes in the collateral value, weighting of the scenarios used, as well as other internal or external factors. For further information, see Note 6. Loans and advances to customers, net and Risk management.

Given the inherent uncertainties and the high level of subjectivity involved in the assessment of three following factors, it is possible that the outcomes in the next financial year could differ from the expectations on which Management’s estimates are based:

●	Exposure at default: The exposed balance of assets to the current capital balance, interest, and receivable accounts. In the case of products whose nature is revolving and that have an available borrowing that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter includes an estimation of the use of those products after the client’s default.
●	Probability of default (“PD”): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of 12 months. This is linked to the rating/scoring of each debtor/operation.
●	Loss given default (“LGD”): This is defined as the economic impairment that the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation.

Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank’s Chief Risk Officer (“CRO”) on a regular basis, using robust validation procedures in order to assure a reasonable coverage of effective losses. This process enables Management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations. Internal controls, data governance standards and approval processes, have been implemented by the Bank to make estimations more accurate. As of December 31, 2023, there has been an improvement in the methodology used to calculate impairment, as shown below:

●	LGD: A methodological change has been made to the selection of the defaulting client's recovery, which more closely reflects the client's payment behavior.
●	New rating models have been developed to improve the risk classification of customers in the individual (in Colombia and Panama) and corporate (in Colombia) portfolios.
●	Enhancements have been made to the threshold model to identify a significant increase in risk from the point of origin, which allows for greater accuracy in classifying customers into stage 2 with a high probability of default.
●	The probability of default (“PD”) models currently incorporate data through February 2020 (pre-pandemic). When performing analyses to incorporate new information, difficulties are encountered in modeling and obtaining good precision and discrimination metrics due to the irregular behavior of the variables included in the estimates. These variables include macroeconomic factors such as the country’s low economic growth, high interest rates, and high unemployment, in addition to the behavior of default rates. These rates represent recoveries that are not real but have been given by the provision of financial relief and then a high level of default as a result of the economic situation that has had a negative impact on the credit portfolio. Therefore, the Bank’s Management has decided not to incorporate recent data into the PD models. However, an overlay has been created for those portfolios that have recent payment delinquencies above the historical average.

The net effect of the above is the constitution of provisions of COP 11,071 as of December 31, 2023.

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

3.	Recognition of digital assets

Currently, there is no specific definitive guidance in IFRS or alternative accounting frameworks to account for the recognition of digital assets held by the Bank, as well as the custody of digital assets held for customers, so management has exercised significant judgment in determining the appropriate accounting treatment.

The Bank has considered that it acts in the quality of a commodity trader, as defined in IAS 2, Inventories, by characterizing certain of its holdings as inventories, or more specifically, digital assets. The business model for digital assets will be to sell them in the near future and generate a profit from fluctuations in price or dealer margin. So, inventories held by commodity broker-dealers are measured at fair value less costs to sale. When such inventories are measured on that basis, changes in value are recognized in profit or loss in the period.

With respect to the custody of digital assets held by customers, the Bank recognizes a liability for the obligation to safeguard user's assets and recognizes an associated asset for the cryptographic assets safeguarded. Both the liability and the asset must be measured initially and subsequently at the fair value of the crypto assets being safeguarded.

In the event that the IASB issues final guidance, the Bank may be required to modify its accounting policies, which could have a significant effect on the Bank's consolidated financial statements.

4.	Deferred tax

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

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 12. Income tax.

5.	Provisions and contingent liabilities

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on Management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the consolidated statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating timing, nature and amount of outflows that may result from past events.

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

6.	Fair value of assets and liabilities

The fair value of the Bank's assets and liabilities is determined at the date of the consolidated statement of financial position. The Bank's fair value measurement process considers the characteristics of the asset or liability in the same way that market participants would take them into account when pricing the asset or liability at the measurement date; the estimate takes into account inputs from valuation techniques used to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, the Bank specifies different levels of inputs that may be used to measure the fair value of financial instruments, as follows:

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

7.	Measurement of employee benefits

The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the consolidated financial statements, among others, due to changes in economic and demographic assumptions and significant events. The actuarial valuation methodology of the post-employment and long-term benefit plans include typified discount rates by each benefit plan, with the objective of presenting more relevant information on the value of these plans in the consolidated financial statements. For further information, see Note 19. Employee benefit plans.

8.	Transaction price determination

With respect to contracts with the Bank’s customers, for the determination of the transaction price, the Bank allocates to each one of the performance obligations under the contract the price which represents the value expected to be received in respect of each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. The Bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price. For further information, see Note 25. Operating income.

9.	Leases

The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. In the Bank’s case, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. The Bank performs analysis taking into account the currency, lease term, economic environment and class of underlying assets, as to determine the weighted average lessee’s incremental borrowing rate. For further information, see Note 7. Leases.

10.	Uncertainty over income tax treatments

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

F.Recently issued accounting pronouncements
a)Accounting pronouncements applicable in 2023

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

The Bank applied this amendment for the annual consolidated financial statements and disclosures beginning on or after January 1, 2023. For further information, see section D. Material Accounting Policies in this note.

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

This amendment was assessed by Management without evidencing an impact on the Bank's consolidated financial statements and disclosures because no exemptions are currently applied for the recognition of deferred taxes arising from a single transaction.

Amendments to IAS 12 Income Taxes - International Tax Reform—Pillar Two Model Rules: In May 2023, the IASB amended IAS 12 Income Taxes to give companies temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development’s (“OECD”) international tax reform.

The OECD published the Pillar Two model rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15.00% tax rate. More than 135 countries and jurisdictions representing more than 90.00% of global GDP have agreed to the Pillar Two model rules.

The amendments introduce:

-	A temporary exception—to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and
-	Targeted disclosure requirements—to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures for annual reporting periods beginning on or after January 1, 2023.

This amendment has been assessed by Management with no evidence of an impact on the Bank's consolidated financial statements and disclosures, due the OECD’s Pillar Two model rules has not yet been implemented in Colombia and in the countries in which the Bank has a presence.

New Standard IFRS 17 Insurance Contracts and amendments to IFRS 17: IFRS 17, issued in May 2017 to replace IFRS 4 Insurance Contracts, applies to insurance contracts, including reinsurance contracts, issued by an entity with specified exceptions; reinsurance contracts held by an entity; and investment contracts with discretionary participation features issued by an entity that issues insurance contracts.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023.

Further amendments made in December 2021 added a transition option that permits an entity to apply an optional classification overlay in the comparative period(s) presented on initial application of IFRS 17. The classification overlay applies to all financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17. It allows those assets to be classified in the comparative period(s) in a way that aligns with how the entity expects those assets to be classified on initial application of IFRS 9. The classification can be applied on an instrument-by-instrument basis.

This standard is effective for annual periods beginning on or after January 1, 2023, and early application is permitted for entities that apply IFRS 9 Financial Instruments before the date of initial application of IFRS 17.

The Bank applied this amendment for the annual consolidated financial statements and disclosures beginning on or after January 1, 2023. For further information, see Note 32. Impacts on application of new standards.

b)Recently issued accounting pronouncements applicable in future periods

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

This amendment has been assessed by Management with no evidence of an impact on the Bank's consolidated financial statements and disclosures, due the new requirements are in line with what the Bank has applied and disclosed.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available and that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance; the CODM is comprised of the Bank’s President (CEO) and Financial Vicepresident (CFO). The segment information has been prepared following the Bank’s accounting policies and has been presented consistently with the internal reports provided to the CODM.

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

The Bank’s operating segments are comprised as follows:

•Banking Colombia

This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals toguarantee quality service and promote business growth and country development.

In order to offer specialized services to individuals, small and medium-sized enterprises (SMEs) and large companies, the individual sales force classifies its target customers as: Personal, Plus and Corporate. The Bank´s corporate and government sales force targets and specializes in companies with more than COP 100,000 million in revenue in twelve economic sectors: agribusiness, commerce, manufacturing of supplies and materials, consumer goods, financial services, health, education, construction, government, infrastructure, real estate, and natural resources.

On December 14 of 2021, the Parent Company´s Board of Directors authorized the legal separation of the Nequi business, the digital platform of the Bank. The Financial Superintendence of Colombia (Superintendencia Financiera de Colombia) through Resolution 0843 of July 6, 2022, later modified by the Resolution 0955 of July 27, 2022, authorized the establishment of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation through which Nequi will operate as a 100% digital credit establishment. Nequi must obtain an authorization certificate or operating permit, accredited by the Financial Superintendence of Colombia in order to operate. For further information, see Note 1. Reporting Entity.

This segment is responsible for managing the Bank operations with its own portfolio, liquidity and distribution of treasury products and services to its customers in Colombia.

•Banking Panama

This segment provides retail and commercial banking products and services to individuals and companies in Panama and includes all the operations of Banistmo S.A. and its subsidiaries, which are managed and monitored by the CODM on a consolidated basis. Banking Panama also includes operations of the following operational stage subsidiaries: Banistmo Investment Corporation S.A., Leasing Banistmo S.A. y Valores Banistmo S.A.; and of the following non-operational subsidiaries: Banistmo Panamá Fondo de Inversión S.A., Banistmo Capital Markets Group Inc., Anavi Investment Corporation S.A., Desarrollo de Oriente S.A., Steens Enterprises S.A. and Ordway Holdings S.A.

This segment is also responsible for the management of Banistmo’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

•Banking El Salvador

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

•Banking Guatemala

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A., Banking Guatemala also includes operations of the following subsidiaries: Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A.(company in liquidation), New Alma Enterprises LTD. On June 29, 2023, Agencia de Seguros y Fianzas Agromercantil S.A.S. was wound up. The Mercom Bank Ltd is in the process of gradually winding down its operations. For further information, see Note 1. Reporting Entity.

This segment is also responsible for the management of Banco Agromercantil’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

•Trust

This segment provides trust and asset management services to clients in Colombia through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria.

The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services and corporate trust.

•Investment banking

This segment provides corporate and project financial advisory services, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Corporación Financiera. Its customers include private and publicly-held corporations as well as government institutions.

•Brokerage

This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

This segments also includes the operations of Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC and Bancolombia Capital Advisers LLC, to provide broker-dealer and investment advisor services in the United States. For further information, see Note 1. Reporting entity.

•International Banking

This segment provides a complete line of international banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A. (company in liquidation), and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

The Board of Directors of Bancolombia Panamá (Parent Company of Bancolombia Cayman), decided to wind down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.

•All other segments

This segment provides financial and operating lease activities, including leasing services to clients in Colombia. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S. and Transportempo S.A.S. (company in liquidation). Additionally, through the FCP Fondo Inmobiliario Colombia, the Bank provides real estate service.

This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., Negocios Digitales Colombia S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa and the technology services company Wompi S.A.S.

From 2022, this segment includes the operations developed by the trusts P.A. FAI CALLE 77, P.A. Nomad Salitre and P.A. Mercurio, from 2023 it includes P.A. Nomad Central, P.A. Calle 84 (2) and P.A. Calle 84 (3).

In addition, includes Wenia LTD, a company formed by the subsidiary, Sistemas de Inversiones y Negocios S.A. SINESA, in Bermuda. The company is a corporate vehicle for the creation and implementation of operating systems and software applications. Additionally, it includes Wenia S.A.S. which since December 2023 began to consolidate the Wenia P.A. For further information, see Note 1. Reporting Entity.

In accordance with IFRS 8, the figures reported in "all other segments" combine the information on operating segments that did not meet the quantitative thresholds defined by this same standard, i.e., the absolute individual amount of their reported results is, in absolute terms, less than 10 percent of the combined results of all segments and their assets represent less than 10 percent of the combined assets of all operating segments of the Bank.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2023
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	segments
In millions of COP
Total interest and valuation on financial instruments	29,230,060	2,826,559	1,773,140	1,795,543	47	6	45,875	1,112,171	262,758	37,046,159
Interest income on loans and financial leases	28,366,678	2,415,234	1,524,765	1,726,821	47	-	5,076	940,091	262,075	35,240,787
Total debt investments	937,090	301,167	236,350	60,534	-	6	36,538	85,091	683	1,657,459
Derivatives	(167,887)	817	11,187	-	-	-	(1,747)	(188)	-	(157,818)
Total liquidity operations	94,179	109,341	838	8,188	-	-	6,008	87,177	-	305,731
Interest expenses	(13,464,980)	(1,238,112)	(464,851)	(731,886)	(179)	(1)	(222)	(596,039)	(172,025)	(16,668,295)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,765,080	1,588,447	1,308,289	1,063,657	(132)	5	45,653	516,132	90,733	20,377,864
Total credit impairment charges, net	(6,480,377)	(270,501)	(154,938)	(499,368)	(2,893)	(380)	106	4,164	(57,399)	(7,461,586)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	9,284,703	1,317,946	1,153,351	564,289	(3,025)	(375)	45,759	520,296	33,334	12,916,278
(Expenses) Revenues from transactions the operating segments of the Bank	(187,467)	(34,105)	(17,844)	(76,054)	(16,518)	13,949	68,617	415,508	(166,086)	-
Fees and commissions income(1)	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878
Fees and commissions expenses	(2,522,927)	(258,897)	(188,972)	(89,405)	(4,244)	(238)	(8,645)	(11,042)	(12,910)	(3,097,280)
Total fees and commissions, net	2,729,172	274,033	290,596	133,795	357,721	55,679	95,340	36,186	11,076	3,983,598
Other operating income (Expenses)	1,575,845	36,939	51,656	130,757	14,107	(1,011)	4,737	16,794	2,149,826	3,979,650
Dividends and net income on equity investments	17,613	13,498	10,982	1,827	33,275	(98,512)	6,416	37	225,049	210,185
Total operating income, net	13,419,866	1,608,311	1,488,741	754,614	385,560	(30,270)	220,869	988,821	2,253,199	21,089,711
Operating expenses(2)	(8,022,042)	(909,843)	(668,105)	(620,928)	(177,626)	(49,759)	(186,212)	(89,219)	(1,093,592)	(11,817,326)
Impairment, depreciation and amortization	(744,346)	(107,716)	(131,921)	(55,243)	(2,218)	(208)	(2,950)	(4,259)	(75,998)	(1,124,859)
Total operating expenses	(8,766,388)	(1,017,559)	(800,026)	(676,171)	(179,844)	(49,967)	(189,162)	(93,478)	(1,169,590)	(12,942,185)
Profit before income tax	4,653,478	590,752	688,715	78,443	205,716	(80,237)	31,707	895,343	1,083,609	8,147,526
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2022
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	segments
In millions of COP
Total interest and valuation on financial instruments	20,727,335	2,364,820	1,527,860	1,537,801	72	4	12,996	512,417	113,642	26,796,947
Interest income on loans and financial leases	19,263,960	2,154,151	1,293,556	1,509,143	72	-	511	446,028	116,072	24,783,493
Total debt investments	1,361,299	161,974	170,423	27,089	-	4	20,024	48,722	(2,447)	1,787,088
Derivatives	108,255	(1,026)	63,494	-	-	-	658	-	-	171,381
Total liquidity operations	(6,179)	49,721	387	1,569	-	-	(8,197)	17,667	17	54,985
Interest expenses	(6,333,834)	(910,937)	(297,839)	(528,459)	(150)	(4)	(104)	(271,280)	(99,863)	(8,442,470)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	14,393,501	1,453,883	1,230,021	1,009,342	(78)	-	12,892	241,137	13,779	18,354,477
Total credit impairment charges, net	(2,971,599)	(545,012)	(102,710)	(168,834)	(796)	(924)	3,133	25,029	(29,984)	(3,791,697)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,421,902	908,871	1,127,311	840,508	(874)	(924)	16,025	266,166	(16,205)	14,562,780
Revenues (Expenses) from transactions the operating segments of the Bank	(32,163)	(25,022)	(7,371)	(45,526)	(12,658)	3,404	53,229	212,049	(145,942)	-
Fees and commissions income(1)	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526
Fees and commissions expenses	(2,099,585)	(210,004)	(170,563)	(91,424)	(3,668)	(269)	(6,160)	(8,025)	(468)	(2,590,166)
Total fees and commissions, net	2,584,978	236,579	273,614	127,130	315,201	85,963	105,206	33,996	17,693	3,780,360
Other operating income (Expenses)	(72,994)	51,494	19,685	129,403	14,897	671	13,575	9,954	1,886,750	2,053,435
Dividends and net income on equity investments	(8,058)	9,655	5,340	828	2,164	8,760	(4,314)	35	221,444	235,854
Total operating income, net	13,893,665	1,181,577	1,418,579	1,052,343	318,730	97,874	183,721	522,200	1,963,740	20,632,429
Operating expenses(2)	(6,600,686)	(797,091)	(639,748)	(577,497)	(153,377)	(47,997)	(153,317)	(79,814)	(857,541)	(9,907,068)
Impairment, depreciation and amortization	(613,807)	(110,293)	(106,601)	(54,999)	(1,630)	(232)	(1,754)	(2,626)	(88,633)	(980,575)
Total operating expenses	(7,214,493)	(907,384)	(746,349)	(632,496)	(155,007)	(48,229)	(155,071)	(82,440)	(946,174)	(10,887,643)
Profit before income tax	6,679,172	274,193	672,230	419,847	163,723	49,645	28,650	439,760	1,017,566	9,744,786
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2021
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	11,498,013	1,963,509	1,193,824	1,178,615	46	-	12,277	251,135	37,898	16,135,317	428	16,135,745
Interest income on loans and financial leases	11,118,035	1,791,476	1,072,718	1,109,804	46	-	28	215,529	36,226	15,343,862	428	15,344,290
Total debt investments	399,517	156,377	105,035	67,772	-	-	12,540	35,739	632	777,612	-	777,612
Derivatives	17,263	1,860	15,345	-	-	-	(832)	1	-	33,637	-	33,637
Total liquidity operations	(36,802)	13,796	726	1,039	-	-	541	(134)	1,040	(19,794)	-	(19,794)
Interest expenses	(2,666,843)	(796,396)	(240,144)	(397,138)	(167)	(7)	(73)	(198,012)	(52,776)	(4,351,556)	-	(4,351,556)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,831,170	1,167,113	953,680	781,477	(121)	(7)	12,204	53,123	(14,878)	11,783,761	428	11,784,189
Total credit impairment charges, net	(2,122,515)	(323,216)	4,271	35,841	(4,595)	(55)	(116)	14,995	(17,836)	(2,413,226)	(7,304)	(2,420,530)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	6,708,655	843,897	957,951	817,318	(4,716)	(62)	12,088	68,118	(32,714)	9,370,535	(6,876)	9,363,659
Revenues (Expenses) from transactions the operating segments of the Bank	18,458	(10,089)	7	(26,324)	(26,584)	3,576	59,995	81,997	(101,036)	-	-	-
Fees and commission income(1)	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804	-	5,293,804
Fees and commission expenses	(1,524,691)	(151,906)	(116,600)	(50,144)	(3,881)	(49)	(4,135)	(6,556)	(2,721)	(1,860,683)	-	(1,860,683)
Total fees and commission income, net	2,316,781	199,697	243,124	109,764	343,997	79,482	113,147	26,753	376	3,433,121	-	3,433,121
Other operating income (Expenses)	653,968	19,101	9,712	82,855	12,702	879	(6,075)	11,109	1,238,893	2,023,144	(1,003)	2,022,141
Dividends and net income on equity investments	93,769	4,387	2,760	658	28,201	(232)	2,177	20	196,604	328,344	-	328,344
Total operating income, net	9,791,631	1,056,993	1,213,554	984,271	353,600	83,643	181,332	187,997	1,302,123	15,155,144	(7,879)	15,147,265
Operating expenses(2)	(5,550,033)	(700,226)	(549,782)	(464,199)	(129,923)	(34,905)	(119,265)	(61,191)	(633,171)	(8,242,695)	-	(8,242,695)
Impairment, depreciation and amortization	(529,662)	(104,493)	(81,201)	(102,991)	(1,548)	(206)	(1,896)	(1,993)	(95,773)	(919,763)	(795)	(920,558)
Total operating expenses	(6,079,695)	(804,719)	(630,983)	(567,190)	(131,471)	(35,111)	(121,161)	(63,184)	(728,944)	(9,162,458)	(795)	(9,163,253)
Profit (Loss) before income tax	3,711,936	252,274	582,571	417,081	222,129	48,532	60,171	124,813	573,179	5,992,686	(8,674)	5,984,012
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2023
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	Allother	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	254,367,378	40,740,495	21,608,586	21,377,205	658,547	1,719,824	351,694	30,199,897	10,224,734	381,248,360	(38,319,551)	342,928,809
Total liabilities	216,200,157	36,315,750	19,220,367	19,469,075	138,171	51,841	121,423	20,734,521	4,874,547	317,125,852	(13,246,772)	303,879,080

As of December 31, 2022
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	Allother	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	247,113,605	52,445,934	26,696,524	26,143,629	603,486	2,116,143	326,047	35,131,458	9,222,529	399,799,355	(46,984,622)	352,814,733
Total liabilities	207,293,246	47,081,613	23,738,984	23,635,997	126,307	80,162	106,115	23,216,118	4,320,836	329,599,378	(16,782,196)	312,817,182

The following table presents financial information of the investments in associates and joint ventures by operating segment:

As of December 31, 2023(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	332,862	21,292	285,838	617,982	1,739,629	2,997,603
Equity method	(52,183)	2,730	30,043	4,398	128,127	113,115
(1)	As of December 31, 2023, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

As of December 31, 2022(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	337,024	28,029	256,720	700,936	1,592,924	2,915,633
Equity method	2,588	3,617	22,522	3,857	186,521	219,105
(1)	As of December 31, 2022, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

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

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2023		2022		2021
Geographic information	Interest and	Long-lived	Interest and	Long-lived	Interest and	Long-lived
	valuation(1)	assets(2)	valuation(1)	assets(2)	valuation(1)	assets(2)
In millions of COP
Colombia	29,812,448	13,466,457	20,977,845	12,666,847	11,605,829	9,413,340
Panama	4,234,542	877,407	3,023,461	1,042,824	2,251,653	838,278
El Salvador	1,774,165	547,357	1,528,264	636,071	1,194,026	434,212
Guatemala	1,795,597	361,840	1,537,811	445,288	1,178,619	347,084
United States of America	55	4,805	-	7,504	-	-
Bermuda	184	3,434	2	-	-	-
Puerto Rico	149,541	1,297	64,709	2,328	49,662	1,644
Total	37,766,532	15,262,597	27,132,092	14,800,862	16,279,789	11,034,558
Eliminations and adjustment	(720,373)	7,000,343	(335,145)	8,795,011	(144,044)	7,655,610
Total, net	37,046,159	22,262,940	26,796,947	23,595,873	16,135,745	18,690,168
(1)	Includes interest and valuation on financial instruments.
(2)	Includes assets held for sale, premises and equipment, net, investment property, right-of-use assets, goodwill and intangible assets, net.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2023	December 31, 2022
In millions of COP
Cash and balances at central bank
Cash	8,830,305	8,854,169
Due from central banks(1)	11,248,230	9,602,209
Due from other private financial entities	7,607,921	5,881,022
Checks on hold	214,004	289,924
Remittances of domestic negotiated checks in transit	74,524	93,844
Total cash and due from banks	27,974,984	24,721,168
Money market transactions
Interbank borrowings	3,983,699	4,050,407
Reverse repurchase agreements and other similar secured loans	7,840,926	2,873,716
Total money market transactions	11,824,625	6,924,123
Total cash and cash equivalents	39,799,609	31,645,291
(1)	According to External Resolution No. 20 of 2020 of Banco de la República, which amends External Resolution No. 5 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain, the equivalent of 8% of the deposits mentioned in Article 1, paragraph (a), and the equivalent of 3.5% of its customer’s deposits with a maturity of less than 18 months (paragraph b), as ordinary reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, circular SBP-DR-0045-2023 dated July 25, 2023, communicates the decision of the Superintendency of Banks of Panama to maintain the percentage established in the General Resolution of the Board of Directors SBP-GJD-0003-2014 dated January 28, 2014, which sets at 30.00% the minimum legal liquidity rate that Panamanian banks must maintain. Finally, in accordance with temporary rule NPBT-11, which is effective from September 27, 2023, to March 26, 2024, Banco Agrícola must maintain an equivalent average daily amount of its deposits and debt instruments in issue as a liquidity reserve between 1.00% and 16.00% represented in unrestricted deposits or debt instruments in issue by El Salvador Central Bank. Once the complete term established, the bank continues with the Technical Norm (NRP-28), issued by the Central Bank, where the Bank must maintain an equivalent amount between 1.00% and 18.00%, which has been in effect since 23 June 2021.

As of December 31, 2023 and 2022, there is restricted cash amounting to COP 1,082,611 and COP 752,099, respectively, included in other assets on the Consolidated Statement of Financial Position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1   Financial assets investments

The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2023 and 2022:

As of December 31, 2023

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other	Amortized	Total carrying
	profit or loss	comprehensive income, net	cost, net	value, net
In millions of COP
Securities issued by foreign governments	6,274,400	2,437,996	537,831	9,250,227
Securities issued by the Colombian Government	4,725,605	2,725,722	68,624	7,519,951
Corporate bonds	237,234	611,153	2,559,336	3,407,723
Securities issued by government entities	84,990	-	3,129,501	3,214,491
Securities issued by other financial institutions(1)(2)	774,178	373,306	552,790	1,700,274
Total debt instruments	12,096,407	6,148,177	6,848,082	25,092,666
Total equity securities	98,853	444,357		543,210
Total other instruments financial(3)	38,319			38,319
Total financial assets investments				25,674,195
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 84,301. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(2)	At December 31, the Bank has recognized in the Consolidated Statement of Comprehensive Income COP 93,264 related to debt instruments at fair value through OCI.
(3)	Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios, S.A. and Banagrícola S.A

As of December 31, 2022

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other	Amortized	Total carrying
	profit or loss	comprehensive income, net	cost, net	value, net
In millions of COP
Securities issued by foreign governments	5,967,856	4,694,369	755,282	11,417,507
Securities issued by the Colombian Government	4,260,230	2,590,622	206,950	7,057,802
Corporate bonds	121,527	123,327	3,680,260	3,925,114
Securities issued by government entities	79,035	-	3,059,550	3,138,585
Securities issued by other financial institutions(1)(2)	610,618	569,357	634,318	1,814,293
Total debt instruments	11,039,266	7,977,675	8,336,360	27,353,301
Total equity securities	102,274	442,394		544,668
Total other instruments financial(3)	42,171			42,171
Total financial assets investments				27,940,140
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 91,204. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(2)	At December 31, 2022, the Bank has recognized in the Consolidated Statement of Comprehensive Income COP (164,542) related to debt instruments at fair value through OCI.
(3)	Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Inversiones CFNS S.A.S. and Sistema de Inversiones y Negocios, S.A. In 2022 were revealed as debt instruments and equity securities.

The following tables set forth the debt instruments portfolio by maturity:

As of December 31, 2023

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by foreign governments	4,864,121	513,546	283,020	613,713	6,274,400
Securities issued by the Colombian Government	390,307	2,759,392	491,867	1,084,039	4,725,605
Securities issued by other financial institutions	312,749	236,597	89,526	135,306	774,178
Corporate bonds	39,361	40,930	28,624	128,319	237,234
Securities issued by government entities	48,893	33,601	2,496	-	84,990
Subtotal	5,655,431	3,584,066	895,533	1,961,377	12,096,407
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,672,090	53,632	-	-	2,725,722
Securities issued by foreign governments	1,346,171	598,014	355,927	137,884	2,437,996
Corporate bonds	549	-	63,474	547,130	611,153
Securities issued by other financial institutions	149,124	154,659	-	69,523	373,306
Subtotal	4,167,934	806,305	419,401	754,537	6,148,177
Securities at amortized cost
Securities issued by government entities	3,078,744	-	-	50,757	3,129,501
Corporate bonds	229,811	46,925	322,314	1,960,286	2,559,336
Securities issued by other financial institutions	103,414	106,681	46,969	295,726	552,790
Securities issued by foreign governments	188,651	189,744	56,703	102,733	537,831
Securities issued by the Colombian Government	39,046	-	7,350	22,228	68,624
Subtotal	3,639,666	343,350	433,336	2,431,730	6,848,082
Total debt instruments	13,463,031	4,733,721	1,748,270	5,147,644	25,092,666

As of December 31, 2022

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by foreign governments	5,187,871	100,436	367,120	312,429	5,967,856
Securities issued by the Colombian Government	1,639,518	866,241	472,955	1,281,516	4,260,230
Securities issued by other financial institutions	198,255	287,933	52,592	71,838	610,618
Corporate bonds	46,638	32,989	19,228	22,672	121,527
Securities issued by government entities	23,763	45,921	5,757	3,594	79,035
Subtotal	7,096,045	1,333,520	917,652	1,692,049	11,039,266
Fair value through other comprehensive income
Securities issued by foreign governments	2,930,125	878,199	694,837	191,208	4,694,369
Securities issued by the Colombian Government	2,590,622	-	-	-	2,590,622
Securities issued by other financial institutions	148,925	316,099	-	104,333	569,357
Corporate bonds	-	-	-	123,327	123,327
Subtotal	5,669,672	1,194,298	694,837	418,868	7,977,675
Securities at amortized cost
Corporate bonds	250,583	423,154	755,067	2,251,456	3,680,260
Securities issued by government entities	3,008,521	-	-	51,029	3,059,550
Securities issued by foreign governments	16,676	431,662	116,919	190,025	755,282
Securities issued by other financial institutions	79,800	191,690	48,701	314,127	634,318
Securities issued by the Colombian Government	-	170,314	9,139	27,497	206,950
Subtotal	3,355,580	1,216,820	929,826	2,834,134	8,336,360
Total debt instruments	16,121,297	3,744,638	2,542,315	4,945,051	27,353,301

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

The Bank has recognized in the consolidated statement of comprehensive income COP 10,898 in 2023, COP 32,072 in 2022 and COP 52,147 in 2021 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.

Equity securities that are measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through OCI analyzed by listing status:

	Carrying amount
Equity securities	December 31, 2023	December 31, 2022
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia(1)	2	40,878
Equity securities listed in foreign countries(1)	78,787	8,038
Equity securities unlisted:
Telered S.A.	164,981	207,562
Asociación Gremial de Instituciones Financieras Credibanco S.A.	110,786	98,492
Transacciones y Transferencias, S. A.	17,346	16,890
Compañía de Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	16,333	21,727
Cámara de Riesgo Central de Contraparte de Colombia S.A.	14,998	6,038
Derecho Fiduciario Inmobiliaria Cadenalco	4,449	4,003
Others	36,675	38,766
Total equity securities at fair value through OCI	444,357	442,394
(1)	In November 2023, the integration of the stock exchanges of Colombia, Chile, and Peru was perfected, resulting in the creation of the Regional Stock Holding. As a result of this integration, 5,992,160 shares of the Bolsa de Valores de Colombia S.A. were delisted for COP 56,146, and 3,606,223 shares were recognized in the Regional Stock Holding for COP 78,139, this transaction generated an income in results of COP 21,993, see Note 25.5. Dividends and net income on equity investments. The Bank retains 134 shares that were not included in this transaction, valued at COP

During 2023, 2022 and 2021, no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2023, 2022 and 2021 amounted to COP 18,464, COP 16,842 and COP 12,665, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2023 and 2022 is as follows:

As of December 31, 2023

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	120,477
Securities issued by foreign governments	Between 3 and 6 months	Time deposits	94,582
Securities issued by other financial institutions	Up to 3 months	Time deposits	5,443
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	2,179
Securities issued by other financial institutions	Greater than 12 months	Time deposits	25,938
Securities issued by other financial institutions	Greater than 12 months	Bonds	6,687
Corporate bonds	Up to 3 months	Bonds	4,570
Subtotal investments pledged as collateral in money market			259,876
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	39,257
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	7,821
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	1,244,190
Securities issued by foreign governments	Between 3 and 6 months	Foreign issueds	1,875
Subtotal investments pledged as collateral in derivative operations			1,293,143
Total securities pledged as collateral			1,553,019

As of December 31, 2022

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Corporate bonds	Between 3 and 6 months	Bonds	5,101
Securities issued by other financial institutions	Greater than 12 months	Bonds	1,861
Securities issued by other financial institutions	Greater than 12 months	Time deposits	2,171
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	23,764
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	30,383
Securities issued by foreign governments	Greater than 12 months	Bonds	212,249
Subtotal investments pledged as collateral in money market			275,529
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	320,252
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	38,083
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	215,250
Subtotal investments pledged as collateral in derivative operations			573,585
Total securities pledged as collateral			849,114

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at fair value through other comprehensive income and amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:

As of December 31, 2023

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Gross carrying amount as at 1 January 2023	15,973,144	340,891	-	16,314,035
Transfer from stage 1 to stage 3(1)	(30,784)	-	30,784	-
Transfer from stage 2 to stage 1(1)	6,627	(6,627)	-	-
Sales and maturities	(9,792,950)	-	-	(9,792,950)
Purchases	7,701,763	-	-	7,701,763
Valuation and payments	84,609	(66,959)	-	17,650
Foreign Exchange	(1,182,067)	(62,172)	-	(1,244,239)
Gross carrying amount as at 31 December 2023	12,760,342	205,133	30,784	12,996,259

(1)Stage transfer in corporate bonds by Banistmo S.A. y Filiales.

As of December 31, 2022

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2022	13,545,514	227,167	13,772,681
Transfer from stage 1 to stage 2(1)	(23,017)	23,017	-
Transfer from stage 2 to stage 1(2)	129,403	(129,403)	-
Change in measure(3)	(110,061)	-	(110,061)
Sales and maturities	(8,056,827)	(96,382)	(8,153,209)
Purchases	9,814,484	286,278	10,100,762
Valuation and payments	(381,921)	2,979	(378,942)
Foreign Exchange	1,055,569	27,235	1,082,804
Gross carrying amount as at 31 December 2022	15,973,144	340,891	16,314,035
(1)	Stage transfer in corporate bonds by Banistmo S.A. y Filiales and Banagrícola S.A. y Filiales.
(2)	Stage transfer in securities issued by the Guatemalan government and corporate bonds by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional, Inc.
(3)	Mercom Bank Ltd., a Grupo Agromercantil Holding S.A. subsidiary, is in the process of being gradually wound down; the measurement of the portfolio of securities issued by the government of Guatemala was changed from amortized cost to fair value through profit or loss.

The following shows provisions detail for the debt instruments portfolio using the expected credit losses model:

As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Securities at amortized cost	6,612,165	205,133	30,784	6,848,082
Carrying amount	6,642,104	217,046	44,735	6,903,885
Loss allowance	(29,939)	(11,913)	(13,951)	(55,803)
Securities at fair value through other comprehensive income(1)	6,148,177	-	-	6,148,177
Total debt instruments portfolio measure at fair value through OCI and amortized cost	12,760,342	205,133	30,784	12,996,259
(1)	Loss allowance of investments at fair value through OCI corresponds to COP (5,562) classified in stage 1. The increase in relation to 2022 is due to the acquisition of instruments for COP 3,760.

As of December 31, 2022

Concept	Stage 1	Stage 2	Total
In millions of COP
Securities at amortized cost	7,995,469	340,891	8,336,360
Carrying amount	8,025,350	375,911	8,401,261
Loss allowance	(29,881)	(35,020)	(64,901)
Securities at fair value through other comprehensive income(1)	7,977,675	-	7,977,675
Total debt instruments portfolio measure at fair value through OCI and amortized cost	15,973,144	340,891	16,314,035
(1)	Loss allowance of investments at fair value through OCI corresponds to COP (2,288) classified in stage 1.

The following table sets forth the changes in the allowance for debt instruments measured at amortized cost and fair value through other comprehensive income:

As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2023	29,881	35,020	-	64,901
Transfer from stage 1 to stage 3(1)	(13,951)	-	13,951	-
Transfer from stage 2 to stage 1(1)	129	(129)	-	-
Sales and maturities	(9,459)	-	-	(9,459)
New debt instruments purchased(2)	10,497	-	-	10,497
Net provisions recognised during the period(3)	19,030	(17,882)	-	1,148
Foreign Exchange(4)	(6,188)	(5,096)	-	(11,284)
Loss allowance of December 31, 2023	29,939	11,913	13,951	55,803

(1)Stage transfer in corporate bonds by Banistmo S.A. y Filiales.

(2)Impairment is mainly in securities issued by government entities and corporate bonds by Bancolombia S.A. and Banistmo S.A. y Filiales.

(3)The increase in stage 1 is mostly due to a higher value of impairment loss in corporate bonds by Banistmo S.A. y Filiales and provision recovery in stage 2 is mostly in securities issued by foreign governments by Banagrícola S.A. y Filiales.

(4)The decrease is due to the variation in the market representative rate during the year 2023.

As of December 31, 2022

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2022	17,690	6,989	24,679
Transfer from stage 1 to stage 2(1)	(3,808)	3,808	-
Transfer from stage 2 to stage 1(2)	526	(526)	-
Change in measure(3)	(213)	-	(213)
Sales and maturities	(6,097)	(1,170)	(7,267)
New debt instruments purchased(4)	16,104	28,795	44,899
Net provisions recognised during the period	3,482	(4,088)	(606)
Foreign Exchange	2,197	1,212	3,409
Loss allowance of December 31, 2022	29,881	35,020	64,901

(1)Stage transfer in corporate bonds by Banistmo S.A. y Filiales and Banagrícola S.A. y Filiales.

(2)Stage transfer in securities issued by the Guatemalan government and corporate bonds by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional, Inc.

(3)Mercom Bank Ltd., a Grupo Agromercantil Holding S.A. subsidiary, is in the process of being gradually wound down; the measurement of the portfolio of securities issued by the government of Guatemala was changed from amortized cost to fair value through profit or loss.

(4)Impairment is mainly in securities issued by the government of Salvador and corporate bonds.

As of December 31, 2021

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2021	34,500	4,626	39,126
Transfer from stage 1 to stage 2(1)	(1,670)	1,670	-
Sales and maturities	(6,137)	-	(6,137)
New debt instruments purchased	10,273	-	10,273
Net provisions recognised during the period	(23,809)	(46)	(23,855)
Foreign Exchange	4,533	739	5,272
Loss allowance of December 31, 2021	17,690	6,989	24,679
(1)	Stage transfer in corporate bonds by Banistmo S.A. y Filiales and Bancolombia Panamá S.A.

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

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Risk Management.

The following table sets forth the carrying values of the Bank’s derivatives by type of risk as of December 31, 2023 and 2022:

Derivatives	December 31, 2023	December 31, 2022
In millions of COP
Forwards
Assets
Foreign exchange contracts	4,381,906	1,573,952
Equity contracts	3,015	5,519
Subtotal assets	4,384,921	1,579,471
Liabilities
Foreign exchange contracts	4,526,353	1,711,644
Equity contracts	10,481	7,203
Subtotal liabilities	4,536,834	1,718,847
Total forwards	(151,913)	(139,376)
Swaps
Assets
Foreign exchange contracts	1,304,337	2,394,832
Interest rate contracts	352,424	865,627
Subtotal assets	1,656,761	3,260,459
Liabilities
Foreign exchange contracts	1,491,086	1,917,397
Interest rate contracts	449,857	1,008,302
Subtotal liabilities	1,940,943	2,925,699
Total swaps	(284,182)	334,760
Options
Assets
Foreign exchange contracts	210,588	121,307
Subtotal assets	210,588	121,307
Liabilities
Foreign exchange contracts	232,587	92,908
Subtotal liabilities	232,587	92,908
Total options	(21,999)	28,399
Derivative assets	6,252,270	4,961,237
Derivative liabilities	6,710,364	4,737,454

The following table sets forth the remaining contractual life of the derivatives portfolio:

As of December 31, 2023

	Forwards	Swaps	Options	Total
In millions of COP
Assets	4,384,921	1,656,761	210,588	6,252,270
Less than 1 year	4,235,981	642,305	135,559	5,013,845
Between 1 and 3 years	147,826	517,314	75,029	740,169
Greater than 3 years	1,114	497,142	-	498,256
Liabilities	4,536,834	1,940,943	232,587	6,710,364
Less than 1 year	4,419,918	419,251	152,285	4,991,454
Between 1 and 3 years	116,916	979,130	80,302	1,176,348
Greater than 3 years	-	542,562	-	542,562

As of December 31, 2022

	Forwards	Swaps	Options	Total
In millions of COP
Assets	1,579,471	3,260,459	121,307	4,961,237
Less than 1 year	1,432,022	860,281	108,319	2,400,622
Between 1 and 3 years	147,449	1,241,252	12,988	1,401,689
Greater than 3 years	-	1,158,926	-	1,158,926
Liabilities	1,718,847	2,925,699	92,908	4,737,454
Less than 1 year	1,642,706	501,368	80,854	2,224,928
Between 1 and 3 years	76,141	1,092,480	12,054	1,180,675
Greater than 3 years	-	1,331,851	-	1,331,851

Collateral for derivatives

The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
In millions of COP
Collateral granted	2,326,977	1,143,266
Collateral received	795,628	655,176

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

The table below presents the unrecognised gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:

As of December 31, 2023

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2023	61,724	16,580	39,714	118,018
New trades	1,159,069	(26,905)	195,456	1,327,620
Amortization	(1,176,173)	4,166	(148,299)	(1,320,306)
Sale or transfer	(8,331)	(7,471)	(23,803)	(39,605)
Balance at December 31, 2023	36,289	(13,630)	63,068	85,727

As of December 31, 2022

	Forward	Swaps	Opciones	Total
In millions of COP
Balance at January 1, 2022	16,918	27,894	26,675	71,487
New trades	315,395	11,937	164,460	491,792
Amortization	(265,268)	(18,723)	(113,705)	(397,696)
Sale or transfer	(5,321)	(4,528)	(37,716)	(47,565)
Balance at December 31, 2022	61,724	16,580	39,714	118,018

Hedges of a net asset in a foreign operation

The Bank has designated debt instruments in issue and financing with correspondent banks for USD 1,592,034 in 2023 and USD 2,060,000 in 2022 as hedge accounting for an equivalent amount of the net assets of its investment in Banistmo. The purpose of this operation is to protect the Bank from the foreign exchange rate risk (USD/COP) of a portion of the net assets in the subsidiary Banistmo S.A., a company domicilied in Panama, which has a different functional currency from that of the Group. In August 2023 and December 2022, the Bank discontinued USD 467,966 and USD 140,000 from the hedging relationship, respectively.

The following is the detail of the hedging instruments of the net foreign investment:

As of December 31, 2023

Debt securities issued designated as a hedging instrument
In thousands of USD
				Designated capital as
Opening date	Expiration date	Rate	Principal balance	a hedged instrument
18/10/2017	18/10/2027	7.03%	750,000	360,000
18/12/2019	18/12/2029	4.68%	436,516	436,516
18/12/2019	18/12/2029	4.68%	85,710	85,710
18/12/2019	18/12/2029	4.68%	27,774	27,774
29/01/2020	29/01/2025	3.02%	482,034	482,034
Total debt securities issued			1,782,034	1,392,034
Financing with Correspondent Banks designated as a hedging instrument
31/03/2022	17/03/2025	6.06%	150,000	150,000
7/09/2022	5/09/2025	6.36%	50,000	50,000
Total financing with Correspondent Banks			200,000	200,000
Total			1,982,034	1,592,034

As of December 31, 2022

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

Gains or losses on the conversion of Banistmo’s financial statements are recognized in Consolidated Statements of Comprehensive Income. Consequently, the exchange difference related to the conversion of debt securities issued and financing with Correspondent banks is recognized directly in OCI, as a result of the revaluation of the peso against the dollar, the adjustment recognized in Consolidated Statements of Comprehensive Income amounted to COP 1,948,833, COP (1,833,087) and COP (1,207,052), for the years ended at December 31, 2023, 2022 and 2021, respectively.

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

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2023 and 2022 by derivative and by risk:

As of December 31, 2023

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	4,381,906	4,526,353
Swaps	1,304,337	1,491,086
Options	210,588	232,587
Interest rate contracts
Swaps	352,424	449,857
Equity contracts
Forwards	3,015	10,481
Gross derivative assets/liabilities	6,252,270	6,710,364
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	6,252,270	6,710,364
Master netting agreements	(6,215,727)	(5,548,746)
Collateral received/paid	(36,543)	(1,161,618)
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

As of December 31, 2022

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	1,573,952	1,711,644
Swaps	2,394,832	1,917,397
Options	121,307	92,908
Interest rate contracts
Swaps	865,627	1,008,302
Equity contracts
Forwards	5,519	7,203
Gross derivative assets/liabilities	4,961,237	4,737,454
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	4,961,237	4,737,454
Master netting agreements	(4,369,178)	(4,578,461)
Collateral received/paid	(592,059)	(158,993)
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

For further information about offsetting of other financial assets and liabilities see Note 16. Interbank deposits and repurchase agreements and other similar secured borrowing.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET

Loans and financial leasing operating portfolio

The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2023 and 2022:

Composition	December 31, 2023	December 31, 2022
In millions of COP
Commercial	134,687,396	143,537,853
Consumer	54,591,769	59,588,721
Mortgage	36,250,408	37,371,373
Financial Leases(1)	27,277,057	28,097,716
Small Business Loans	1,145,017	1,328,076
Total gross loans and advances to customers(2)	253,951,647	269,923,739
Total allowance	(16,223,103)	(15,479,640)
Total Net loans and advances to customers	237,728,544	254,444,099
(1)	See note 7.1 Lessor.
(2)	The operations in Colombia and Banistmo in Panama contributed to the portfolio contraction. In addition, in 2023 the Colombian peso revalued 20.54% against the US dollar.

Allowance for loans losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2023, 2022 and 2021:

As of December 31, 2023

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2023	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
Loan sales(1)	(829,547)	-	-	-	-	(829,547)
Recovery of charged - off loans	93,251	548,655	64,573	61,749	2,706	770,934
Credit impairment charges on loans, advances and financial leases, net	756,174	6,313,453	104,417	167,904	119,531	7,461,479
Adjusted stage 3(2)	427,283	509,668	33,465	67,288	11,201	1,048,905
Charges-off	(970,685)	(5,261,966)	(128,532)	(277,904)	(81,276)	(6,720,363)
Translation adjustment	(456,515)	(439,907)	(74,808)	(7,536)	(9,179)	(987,945)
Balance at December 31, 2023	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
(1)	Corresponds to the release of loan allowances related to portfolio sales.
(2)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

The charges-off still subject to enforcement activity.

As of December 31, 2022

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2022	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
Loan sales(1)	(225,226)	-	-	-	-	(225,226)
Recovery of charged - off loans	188,018	385,011	28,690	72,056	1,191	674,966
Credit impairment charges on loans, advances and financial leases, net	502,577	3,447,515	183,436	(461,665)	49,490	3,721,353
Adjusted stage 3(2)	323,196	279,843	38,769	48,836	11,989	702,633
Charges-off	(1,742,895)	(3,788,517)	(345,991)	(176,407)	(111,092)	(6,164,902)
Translation adjustment	411,612	418,016	58,129	9,187	9,390	906,334
Balance at December 31, 2022	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
(1)	Corresponds to the release of loan allowances related to portfolio sales.
(2)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

The charges-off still subject to enforcement activity.

As of December 31, 2021

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2021	7,673,720	5,753,430	992,515	1,996,033	200,345	16,616,043
Loan sales(1)	(27,817)	-	-	-	-	(27,817)
Recovery of charged - off loans	125,208	349,125	26,660	61,303	3,140	565,436
Credit impairment charges on loans, advances and financial leases, net	198,619	2,268,595	68,809	(34,678)	19,833	2,521,178
Adjusted stage 3(2)	216,330	288,214	49,893	40,747	12,550	607,734
Charges-off	(674,248)	(3,618,009)	(110,408)	(554,701)	(79,065)	(5,036,431)
Translation adjustment	301,211	263,912	33,589	12,363	7,264	618,339
Balance at December 31, 2021	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
(1)	Corresponds to the release of loan allowances related to portfolio sales.
(2)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

The charges-off still subject to enforcement activity.

The following table presents information about the nature and effects of changes in the contractual cash flows of the loan portfolio that did not result in derecognition and the effect of these changes on the measurement of expected credit losses.

Changes in the contractual cash flows of the loan portfolio that did not result in derecognition
In millions of COP
	2023	2022
Loan portfolio modified during the period
Amortized cost before modification	7,566,692	5,524,962
Net gain or loss on changes	(182,023)	(78,790)

Loan portfolio modified since initial recognition
Gross carrying value of the previously modified loan portfolio for which the allowance for losses has been changed from the asset's life to the expected credit losses for 12 months.	393,789	164,423

Impact of movements in the value of the portfolio and loss allowance by Stage

Variation December 2023 vs December 2022

Stage 1 (12-month expected credit losses)

Stage 1 exposure decreased by COP 14,397,167 and the loss allowance increased by COP 820,111. The decrease in the portfolio at this stage is mainly due to the restatement of the dollar loans into colombian pesos due to a lower in the market representative rate and a slow disbursement dynamic of the consumer portfolio compared to the previous period. The increase in the loss allowance is due to the impact of a less favorable economic outlook, where there is lower economic growth and a high trend of interest rates throughout the year.

Stage 2 (Lifetime expected credit losses)

The exposure in Stage 2 decreased by COP 2,613,778 and the loss allowance decreased by COP 608,427. The decrease in exposure is due to the migration of loans with delinquency over 90 days to Stage 3, and the level of new overdue portfolio being lower than the previous period. The decrease of loss allowance is in accordance with the decrease in exposure.

Stage 3 (Lifetime expected credit losses)

The exposure in Stage 3 increased by COP 1,038,853, and the loss allowance increased by COP 531,779. The variation in exposure and loss allowance in this Stage is mainly due to clients of the consumer portfolio reaching a delinquency height over 90 days and the impairment of significant clients from the construction sector.

The following explains the significant changes in the loans and the allowance for loan losses by category during the periods ended on December 31, 2023 and 2022 as a result of applying the expected credit loss model according to IFRS 9:

As of December 31, 2023

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	126,530,862	(665,259)	8,062,435	(751,728)	8,944,556	(5,853,318)	143,537,853	(7,270,305)
Transfers of financial instruments:	(1,248,210)	(73,788)	(565,802)	157,677	1,814,012	(83,889)	-	-
Transfers from stage 1 to stage 2	(1,286,292)	24,362	1,286,292	(24,362)	-	-	-	-
Transfers from stage 1 to stage 3	(900,645)	26,071	-	-	900,645	(26,071)	-	-
Transfers from stage 2 to stage 1	931,660	(118,403)	(931,660)	118,403	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(1,081,128)	139,257	1,081,128	(139,257)	-	-
Transfers from stage 3 to stage 1	7,067	(5,818)	-	-	(7,067)	5,818	-	-
Transfers from stage 3 to stage 2	-	-	160,694	(75,621)	(160,694)	75,621	-	-
Remeasurement arising from transfer of stage	(172,134)	98,684	(190,275)	(7,563)	(153,574)	(1,140,608)	(515,983)	(1,049,487)
Remeasurement from remaining in the stage	(10,087,837)	69,038	(444,057)	97,791	(135,588)	(159,438)	(10,667,482)	7,391
Remeasurement due to changes in economics factors	-	(14,781)	-	(19,968)	-	7,515	-	(27,234)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	19,001	-	53,533	-	25,299	-	97,833
New financial assets purchased/originated(1)	60,154,305	(302,169)	1,192,219	(143,442)	1,296,765	(725,298)	62,643,289	(1,170,909)
Financial assets that have been derecognized	(45,206,464)	181,931	(1,519,892)	121,596	(1,715,530)	1,391,718	(48,441,886)	1,695,245
Charges-off	(19,285)	973	(81,528)	17,475	(869,872)	952,237	(970,685)	970,685

Foreign Exchange and other movements	(9,177,310)	48,275	(999,563)	49,159	(720,837)	359,081	(10,897,710)	456,515
Balance at December 31, 2023	120,773,927	(638,095)	5,453,537	(425,470)	8,459,932	(5,226,701)	134,687,396	(6,290,266)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	51,510,943	(1,823,841)	5,288,921	(1,868,882)	2,788,857	(2,354,412)	59,588,721	(6,047,135)
Transfers of financial instruments:	(2,366,645)	(213,509)	299,377	313,735	2,067,268	(100,226)	-	-
Transfers from stage 1 to stage 2	(1,890,263)	116,262	1,890,263	(116,262)	-	-	-	-
Transfers from stage 1 to stage 3	(1,805,932)	124,706	-	-	1,805,932	(124,706)	-	-
Transfers from stage 2 to stage 1	1,252,391	(381,036)	(1,252,391)	381,036	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(547,962)	230,723	547,962	(230,723)	-	-
Transfers from stage 3 to stage 1	77,159	(73,441)	-	-	(77,159)	73,441	-	-
Transfers from stage 3 to stage 2	-	-	209,467	(181,762)	(209,467)	181,762	-	-
Remeasurement arising from transfer of stage	(176,080)	281,499	(103,802)	(541,174)	990,976	(4,445,663)	711,094	(4,705,338)
Remeasurement from remaining in the stage	(4,024,103)	(79,073)	(162,497)	(79,505)	278,004	(493,421)	(3,908,596)	(651,999)
Remeasurement due to changes in economics factors	-	(242,317)	-	(32,244)	-	989	-	(273,572)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(423,782)	-	252,110	-	19,805	-	(151,867)
New financial assets purchased/originated(1)	15,350,895	(866,684)	1,429,142	(584,910)	1,275,594	(1,053,814)	18,055,631	(2,505,408)
Financial assets that have been derecognized	(9,643,264)	349,930	(858,742)	315,991	(294,422)	250,487	(10,796,428)	916,408
Charges-off	(1,299,715)	231,387	(1,129,877)	542,312	(2,832,374)	4,488,267	(5,261,966)	5,261,966
Foreign Exchange and other movements	(3,291,416)	114,156	(355,455)	98,062	(149,816)	227,689	(3,796,687)	439,907
Balance at December 31, 2023	46,060,615	(2,672,234)	4,407,067	(1,584,505)	4,124,087	(3,460,299)	54,591,769	(7,717,038)
(1)	Includes financial assets purchased, originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	23,566,544	(151,328)	3,172,285	(238,920)	1,358,887	(622,826)	28,097,716	(1,013,074)
Transfers of financial instruments:	(33,774)	(56,552)	(337,901)	74,010	371,675	(17,458)	-	-
Transfers from stage 1 to stage 2	(886,398)	15,837	886,398	(15,837)	-	-	-	-
Transfers from stage 1 to stage 3	(214,258)	6,202	-	-	214,258	(6,202)	-	-
Transfers from stage 2 to stage 1	1,065,222	(77,927)	(1,065,222)	77,927	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(211,221)	26,291	211,221	(26,291)	-	-
Transfers from stage 3 to stage 1	1,660	(664)	-	-	(1,660)	664	-	-
Transfers from stage 3 to stage 2	-	-	52,144	(14,371)	(52,144)	14,371	-	-
Remeasurement arising from transfer of stage	(67,839)	66,879	(66,232)	(43,021)	38,500	(275,772)	(95,571)	(251,914)
Remeasurement from remaining in the stage	(1,719,440)	7,812	(84,050)	27,024	(16,635)	(44,480)	(1,820,125)	(9,644)
Remeasurement due to changes in economics factors	-	(2,286)	-	(4,103)	-	8,419	-	2,030
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(1,756)	-	(5,150)	-	8,486	-	1,580
New financial assets purchased/originated(1)	2,926,745	(21,654)	915,316	(57,704)	67,467	(45,494)	3,909,528	(124,852)
Financial assets that have been derecognized	(1,780,980)	11,596	(264,866)	12,186	(129,570)	62,077	(2,175,416)	85,859
Charges-off	(863)	29	(25,471)	27,464	(251,570)	250,411	(277,904)	277,904
Foreign Exchange and other movements	(337,265)	1,831	(15,981)	1,573	(7,925)	4,132	(361,171)	7,536
Balance at December 31, 2023	22,553,128	(145,429)	3,293,100	(206,641)	1,430,829	(672,505)	27,277,057	(1,024,575)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	34,067,734	(206,800)	1,997,270	(256,275)	1,306,369	(561,016)	37,371,373	(1,024,091)
Transfers of financial instruments:	(1,226,789)	(46,563)	838,151	32,285	388,638	14,278	-	-
Transfers from stage 1 to stage 2	(1,419,929)	20,379	1,419,929	(20,379)	-	-	-	-
Transfers from stage 1 to stage 3	(330,417)	7,821	-	-	330,417	(7,821)	-	-
Transfers from stage 2 to stage 1	523,311	(74,687)	(523,311)	74,687	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(306,993)	52,110	306,993	(52,110)	-	-
Transfers from stage 3 to stage 1	246	(76)	-	-	(246)	76	-	-
Transfers from stage 3 to stage 2	-	-	248,526	(74,133)	(248,526)	74,133	-	-
Remeasurement arising from transfer of stage	(18,655)	45,186	(8,302)	(84,371)	63,442	(154,335)	36,485	(193,520)
Remeasurement from remaining in the stage	(1,240,204)	(6,873)	(12,416)	(5,955)	(20,842)	(125,459)	(1,273,462)	(138,287)
Remeasurement due to changes in economics factors	-	(8,108)	-	(1,386)	-	-	-	(9,494)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	54,756	-	17,730	-	58,972	-	131,458
New financial assets purchased/originated(1)	5,361,515	(36,938)	102,552	(19,513)	37,864	(11,435)	5,501,931	(67,886)
Financial assets that have been derecognized	(1,428,077)	11,130	(69,961)	10,885	(106,100)	53,259	(1,604,138)	75,274
Charges-off	(2,088)	8	(2,446)	497	(123,998)	128,027	(128,532)	128,532
Foreign Exchange and other movements	(3,302,788)	9,287	(216,194)	21,182	(134,267)	44,339	(3,653,249)	74,808
Balance at December 31, 2023	32,210,648	(184,915)	2,628,654	(284,921)	1,411,106	(553,370)	36,250,408	(1,023,206)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	1,093,973	(28,564)	135,528	(29,024)	98,575	(67,447)	1,328,076	(125,035)
Transfers of financial instruments:	(210,552)	3,957	155,467	(680)	55,085	(3,277)	-	-
Transfers from stage 1 to stage 2	(177,024)	4,932	177,024	(4,932)	-	-	-	-
Transfers from stage 1 to stage 3	(46,849)	2,745	-	-	46,849	(2,745)	-	-
Transfers from stage 2 to stage 1	13,169	(3,625)	(13,169)	3,625	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(17,243)	5,043	17,243	(5,043)	-	-
Transfers from stage 3 to stage 1	152	(95)	-	-	(152)	95	-	-
Transfers from stage 3 to stage 2	-	-	8,855	(4,416)	(8,855)	4,416	-	-
Remeasurement arising from transfer of stage	(2,939)	2,268	(4,798)	(5,519)	(8,155)	(58,743)	(15,892)	(61,994)
Remeasurement from remaining in the stage	(133,210)	5,932	(9,475)	(7,767)	(94)	(9,821)	(142,779)	(11,656)
Remeasurement due to changes in economics factors	-	(3,185)	-	(882)	-	24	-	(4,043)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(14,202)	-	3,792	-	2,808	-	(7,602)
New financial assets purchased/originated(1)	395,777	(29,237)	31,394	(8,643)	32,093	(28,378)	459,264	(66,258)
Financial assets that have been derecognized	(220,594)	5,021	(13,738)	3,545	(12,904)	9,549	(247,236)	18,115
Charges-off	(17,840)	1,787	(17,376)	7,174	(46,060)	72,315	(81,276)	81,276
Foreign Exchange and other movements	(130,044)	993	(16,699)	3,139	(8,397)	5,047	(155,140)	9,179
Balance at December 31, 2023	774,571	(55,230)	260,303	(34,865)	110,143	(77,923)	1,145,017	(168,018)
(1)	Includes financial assets purchased, originated and restructured.

Variation December 2022 vs December 2021

Stage 1 (12-month expected credit losses)

The exposure value in stage 1 increased by COP 51,669,823 and the loss allowance increased by COP 420,975. The growth of the portfolio at this stage is mainly due to newly granted loans and clients demonstrating good payment behavior post-pandemic, returning to Stage 1. The increase in the loss allowance is primarily due to a more unfavorable macroeconomic expectation where the provision is impacted by lower economic growth and a trend of high interest rates.

Stage 2 (Lifetime expected credit losses)

The exposure value in stage 2 decreased by COP 643,314 and the loss allowance also decreased by COP 178,706. The decrease in exposure is mainly explained by specific loan migrations from Stage 2 to Stage 1 of clients in the agro-industrial sector for a value of COP 658,486, customers transitioning out of medium risk monitoring due to exhibiting improved credit performance, and clients who conclude their financial relief due to COVID-19 and exhibit favorable payment behavior, transitioning to Stage 1. The loss allowance decrease is mainly due to the migration of clients between stages and the movement of the loss allowance from debtors ending their financial relief.

Stage 3 (Lifetime expected credit losses)

The exposure at default in stage 3 decreased by COP 1,426,253 and the loss allowance decreased by COP 627,111. The variation in exposure is mainly due to a higher level of write-offs (going off balance sheet) and clients leaving AEC (Special Client Administration Watchlist) level 3 due to better sector performance. The decrease of loss allowance is in accordance with the decrease in exposure.

As of December 31, 2022

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	97,000,580	(745,898)	8,335,781	(917,747)	9,575,482	(6,149,378)	114,911,843	(7,813,023)
Transfers of financial instruments:	(1,000,903)	(55,842)	164,928	(58,355)	835,975	114,197	-	-
Transfers from stage 1 to stage 2	(1,826,599)	40,086	1,826,599	(40,086)	-	-	-	-
Transfers from stage 1 to stage 3	(495,556)	24,385	-	-	495,556	(24,385)	-	-
Transfers from stage 2 to stage 1	1,318,572	(115,364)	(1,318,572)	115,364	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(791,245)	85,224	791,245	(85,224)	-	-
Transfers from stage 3 to stage 1	2,680	(4,949)	-	-	(2,680)	4,949	-	-
Transfers from stage 3 to stage 2	-	-	448,146	(218,857)	(448,146)	218,857	-	-
Remeasurement arising from transfer of stage	(418,622)	102,555	(288,452)	(3,163)	(200,663)	(692,420)	(907,737)	(593,028)
Remeasurement from remaining in the stage	(8,259,356)	121,886	(250,538)	53,997	67,232	(563,580)	(8,442,662)	(387,697)
Remeasurement due to changes in economics factors	-	(37,926)	-	157,149	-	(7,695)	-	111,528
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	98,728	-	92,122	-	53,754	-	244,604
New financial assets purchased/originated(1)	71,027,870	(323,336)	1,638,849	(256,104)	1,671,567	(1,147,222)	74,338,286	(1,726,662)
Financial assets that have been derecognized	(38,422,512)	190,804	(2,625,441)	208,049	(1,966,963)	1,163,837	(43,014,916)	1,562,690
Charges-off	(19,378)	1,330	(48,003)	26,417	(1,675,514)	1,715,148	(1,742,895)	1,742,895
Foreign Exchange and other movements	6,623,183	(17,560)	1,135,311	(54,093)	637,440	(339,959)	8,395,934	(411,612)
Balance at December 31, 2022	126,530,862	(665,259)	8,062,435	(751,728)	8,944,556	(5,853,318)	143,537,853	(7,270,305)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	41,773,555	(1,402,277)	3,927,387	(1,800,518)	2,662,098	(2,102,472)	48,363,040	(5,305,267)
Transfers of financial instruments:	(2,023,245)	(175,533)	937,915	147,486	1,085,330	28,047	-	-
Transfers from stage 1 to stage 2	(2,205,274)	126,781	2,205,274	(126,781)	-	-	-	-
Transfers from stage 1 to stage 3	(981,411)	64,937	-	-	981,411	(64,937)	-	-
Transfers from stage 2 to stage 1	1,086,524	(298,371)	(1,086,524)	298,371	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(379,978)	129,687	379,978	(129,687)	-	-
Transfers from stage 3 to stage 1	76,916	(68,880)	-	-	(76,916)	68,880	-	-
Transfers from stage 3 to stage 2	-	-	199,143	(153,791)	(199,143)	153,791	-	-
Remeasurement arising from transfer of stage	(206,572)	336,478	(191,232)	(135,684)	511,818	(2,497,603)	114,014	(2,296,809)
Remeasurement from remaining in the stage	(3,215,778)	(89,383)	(38,099)	(206,202)	(268,082)	93,183	(3,521,959)	(202,402)
Remeasurement due to changes in economics factors	-	39,672	-	241,992	-	(2,512)	-	279,152
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	23,381	-	(78,241)	-	785	-	(54,075)
New financial assets purchased/originated(1)	23,609,797	(987,792)	1,919,811	(715,751)	943,121	(759,058)	26,472,729	(2,462,601)
Financial assets that have been derecognized	(10,128,838)	286,762	(668,543)	215,579	(149,520)	122,025	(10,946,901)	624,366
Charges-off	(698,744)	233,953	(916,801)	615,728	(2,172,972)	2,938,836	(3,788,517)	3,788,517
Foreign Exchange and other movements	2,400,768	(89,102)	318,483	(153,271)	177,064	(175,643)	2,896,315	(418,016)
Balance at December 31, 2022	51,510,943	(1,823,841)	5,288,921	(1,868,882)	2,788,857	(2,354,412)	59,588,721	(6,047,135)
(1)	Includes financial assets purchased, originated and restructured.

Financial leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	19,927,472	(142,954)	3,198,182	(314,149)	1,993,974	(1,063,964)	25,119,628	(1,521,067)
Transfers of financial instruments:	59,490	(79,666)	(118,703)	57,312	59,213	22,354	-	-
Transfers from stage 1 to stage 2	(626,697)	16,913	626,697	(16,913)	-	-	-	-
Transfers from stage 1 to stage 3	(102,499)	3,810	-	-	102,499	(3,810)	-	-
Transfers from stage 2 to stage 1	779,795	(98,964)	(779,795)	98,964	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(143,173)	19,624	143,173	(19,624)	-	-
Transfers from stage 3 to stage 1	8,891	(1,425)	-	-	(8,891)	1,425	-	-
Transfers from stage 3 to stage 2	-	-	177,568	(44,363)	(177,568)	44,363	-	-
Remeasurement arising from transfer of stage	(74,495)	86,331	(23,270)	(22,332)	46,660	(164,292)	(51,105)	(100,293)
Remeasurement from remaining in the stage	(1,380,295)	10,504	(74,988)	49,130	(38,739)	2,788	(1,494,022)	62,422
Remeasurement due to changes in economics factors	-	(14,991)	-	1,612	-	(8,667)	-	(22,046)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	19,160	-	(19,451)	-	(9,455)	-	(9,746)
New financial assets purchased/originated(1)	5,358,579	(38,976)	587,957	(35,776)	33,567	(17,606)	5,980,103	(92,358)
Financial assets that have been derecognized	(1,362,963)	10,976	(399,179)	28,647	(585,828)	463,171	(2,347,970)	502,794
Charges-off	(264)	4	(19,361)	19,127	(156,782)	157,276	(176,407)	176,407
Foreign Exchange and other movements	1,039,020	(1,716)	21,647	(3,040)	6,822	(4,431)	1,067,489	(9,187)
Balance at December 31, 2022	23,566,544	(151,328)	3,172,285	(238,920)	1,358,887	(622,826)	28,097,716	(1,013,074)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	25,447,635	(140,843)	3,654,710	(260,867)	1,544,442	(659,348)	30,646,787	(1,061,058)
Transfers of financial instruments:	2,074,437	(61,050)	(2,522,248)	30,734	447,811	30,316	-	-
Transfers from stage 1 to stage 2	(745,136)	15,839	745,136	(15,839)	-	-	-	-
Transfers from stage 1 to stage 3	(207,362)	4,437	-	-	207,362	(4,437)	-	-
Transfers from stage 2 to stage 1	3,021,745	(80,567)	(3,021,745)	80,567	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(445,019)	31,802	445,019	(31,802)	-	-
Transfers from stage 3 to stage 1	5,190	(759)	-	-	(5,190)	759	-	-
Transfers from stage 3 to stage 2	-	-	199,380	(65,796)	(199,380)	65,796	-	-
Remeasurement arising from transfer of stage	(34,494)	69,980	(26,095)	(40,822)	105,748	(309,941)	45,159	(280,783)
Remeasurement from remaining in the stage	(1,265,193)	(611)	406,332	(924)	(448,715)	(14,146)	(1,307,576)	(15,681)
Remeasurement due to changes in economics factors	-	(21,123)	-	54,802	-	32	-	33,711
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(11,559)	-	(22,449)	-	(2,081)	-	(36,089)
New financial assets purchased/originated(1)	7,407,685	(46,935)	74,121	(15,026)	23,675	(9,646)	7,505,481	(71,607)
Financial assets that have been derecognized	(1,772,230)	11,975	(146,498)	11,697	(173,986)	95,882	(2,092,714)	119,554
Charges-off	(3,449)	283	(1,206)	1,174	(341,336)	344,534	(345,991)	345,991
Foreign Exchange and other movements	2,213,343	(6,917)	558,154	(14,594)	148,730	(36,618)	2,920,227	(58,129)
Balance at December 31, 2022	34,067,734	(206,800)	1,997,270	(256,275)	1,306,369	(561,016)	37,371,373	(1,024,091)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	950,991	(22,845)	183,693	(30,255)	147,501	(110,967)	1,282,185	(164,067)
Transfers of financial instruments:	(70,809)	(1,260)	17,756	3,557	53,053	(2,297)	-	-
Transfers from stage 1 to stage 2	(68,581)	2,098	68,581	(2,098)	-	-	-	-
Transfers from stage 1 to stage 3	(44,815)	1,960	-	-	44,815	(1,960)	-	-
Transfers from stage 2 to stage 1	38,613	(4,608)	(38,613)	4,608	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(18,528)	3,684	18,528	(3,684)	-	-
Transfers from stage 3 to stage 1	3,974	(710)	-	-	(3,974)	710	-	-
Transfers from stage 3 to stage 2	-	-	6,316	(2,637)	(6,316)	2,637	-	-
Remeasurement arising from transfer of stage	(4,527)	4,802	(8,173)	(4,465)	(9,736)	(52,103)	(22,436)	(51,766)
Remeasurement from remaining in the stage	(42,292)	(505)	(89,440)	1,278	(14,946)	2,472	(146,678)	3,245
Remeasurement due to changes in economics factors	-	(435)	-	3,752	-	(71)	-	3,246
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	49	-	(448)	-	(1,704)	-	(2,103)
New financial assets purchased/originated(1)	463,403	(14,534)	42,588	(10,982)	24,050	(19,183)	530,041	(44,699)
Financial assets that have been derecognized	(279,820)	4,489	(21,195)	3,584	(31,532)	21,334	(332,547)	29,407
Charges-off	(12,781)	2,895	(16,004)	6,857	(82,307)	101,340	(111,092)	111,092
Foreign Exchange and other movements	89,808	(1,220)	26,303	(1,902)	12,492	(6,268)	128,603	(9,390)
Balance at December 31, 2022	1,093,973	(28,564)	135,528	(29,024)	98,575	(67,447)	1,328,076	(125,035)
(1)	Includes financial assets purchased, originated and restructured.

NOTE 7. LEASES

7.1. Lessor

Finance leases

The Bank has entered into lease agreements as the lessor. These lease arrangements involve machinery and equipment, computer equipment, vehicles and furniture and fixtures, and their terms range between one and ten years, as follows:

As of December 31, 2023

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,481,313	1,257,859
Between 1 and 5 years	10,967,173	8,338,151
Greater than 5 years	34,066,937	17,681,047
Total gross investment in finance lease receivable/ present value of minimum payments	46,515,423	27,277,057
Less: Future financial income(1)	(19,238,366)	-
Present value of payments receivable(2)	27,277,057	27,277,057
Minimum non-collectable payments impairment	(1,024,575)	(1,024,575)
Total	26,252,482	26,252,482
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See Note 6. Loans and advances to customers, net.

As of December 31, 2022

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	634,388	612,012
Between 1 and 5 years	10,579,102	8,286,322
Greater than 5 years	34,118,764	19,199,382
Total gross investment in finance lease receivable/ present value of minimum payments	45,332,254	28,097,716
Less: Future financial income(1)	(17,234,538)	-
Present value of payments receivable(2)	28,097,716	28,097,716
Minimum non-collectable payments impairment	(972,743)	(972,743)
Total	27,124,973	27,124,973
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See Note 6. Loans and advances to customers, net.

Unsecured residual value(*)

The following table sets the unsecured residual values by type of asset as of December 31, 2023 and 2022:

Type of asset	December 31, 2023	December 31, 2022
In millions of COP
Technological equipment	49,990	47,922
Vehicles	14,243	24,187
Machinery and equipment	11,930	13,124
Furniture and fixtures	12	28
Other assets	1,417	1,541
Total	77,592	86,802

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

Amounts recognized as income for extensions

At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2023	December 31, 2022
In millions of COP
Technological equipment	20,717	30,075
Buildings	8,088	3,905
Machinery and equipment	532	498
Vehicles	102	206
Furniture and fixtures	-	1
Total	29,439	34,685

As of  December 31, 2023, 2022 and 2021, financial leases income amounted to COP 3,879,188, COP 2,461,456, and COP 1,440,493, respectively.

Operating leases

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancellable operating lease arrangements. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from one to ten years.

The following table presents the information of minimum payments by lease to be received:

	December 31, 2023	December 31, 2022
In millions of COP
Less than 1 year	259,277	501,738
Between 1 and 5 years	524,293	783,663
Greater than 5 years	60,619	423,459
Total(1)	844,189	1,708,860

(1) During 2023, Renting S.A.S. have subleased their vehicles under financial leases, therefore operational placements through own resources and the number of operational vehicles have decreased.

As of  December 31, 2023 and 2022, the operating lease income amounted to COP 833,244 and COP 649,693, respectively. Additionally, the Bank recognized other services related to the lease for COP 660,442 and COP 541,436, respectively.

Risk management associated with leases

The Bank, acting as a lessor of operating leases, has a comprehensive asset management model for those assets classified as property, plant and equipment. This model includes an impairment test that evaluates indicators that impact the assets, which is carried out annually. The test evaluates both external indicators (economic, environmental, and legal), and internal ones (insurance, maintenance and used market sales). Likewise, the calculation of residuals was updated to reflect the effect of the new macroeconomic conditions. Moreover, the Bank performs a detailed review process at the time of return of the asset by the lessees in order to guarantee their operating conditions. Additionally, the Bank employs experts apart from the sales team, who constantly monitor the conditions of the second-hand market, and carry out back-testing in order to determine the consistency of the residual value model, and periodically review the results together with key managers. All the above is complemented by agreements with suppliers, which allow the exchange of information, knowledge and, in some cases, the structuring of residual risk mitigation mechanisms.

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

7.2. Lessee

The Bank has entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as certain Computer equipment. As of December 31, 2023 and 2022, the rollforward of right-of-use assets was as follows:

As of December 31, 2023

		Roll - forward
Right-of-use assets	Balance at January 01, 2023	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation(2)	Effect of changes in foreign exchange rate	Balance at December 31, 2023
In millions of COP
Buildings
Cost	2,319,471	67,049	11,861	-	(75,701)	218,592	(238,350)	2,302,922
Accumulated depreciation	(637,615)	-	-	(198,156)	41,560	-	87,425	(706,786)
Furniture and fixtures
Cost	4,449	620	-	-	(1,783)	-	(524)	2,762
Accumulated depreciation	(4,291)	-	-	(548)	1,708	-	524	(2,607)
Computer equipment
Cost	95,240	7,965	-	-	(30,650)	(2,773)	(11,713)	58,069
Accumulated depreciation	(53,757)	-	-	(17,043)	29,864	-	6,000	(34,936)
Vehicles
Cost	136,560	418,773	-	-	(539,293)	4,419	(704)	19,755
Accumulated depreciation	(32,949)	-	-	(13,918)	41,128	-	605	(5,134)
Total right-of-use assets – cost	2,555,720	494,407	11,861	-	(647,427)	220,238	(251,291)	2,383,508
Total right-of-use assets - accumulated depreciation	(728,612)	-	-	(229,665)	114,260	-	94,554	(749,463)
Total right-of-use assets, net	1,827,108	494,407	11,861	(229,665)	(533,167)	220,238	(156,737)	1,634,045
(1)	See Note 26.3 Impairment, depreciation and amortization.
(2)	The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.

As of December 31, 2022

		Roll - forward
Right-of-use assets	Balance at January 01, 2022	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation	Effect of changes in foreign exchange rate	Balance at December 31, 2022
In millions of COP
Buildings
Cost	2,015,154	66,738	8,746	-	(55,759)	83,387	201,205	2,319,471
Accumulated depreciation	(431,147)	-	-	(175,538)	31,276	-	(62,206)	(637,615)
Furniture and fixtures
Cost	3,972	-	-	-	-	37	440	4,449
Accumulated depreciation	(2,821)	-	-	(1,066)	-	-	(404)	(4,291)
Computer equipment
Cost	87,357	2,603	-	-	(985)	(2,659)	8,924	95,240
Accumulated depreciation	(32,538)	-	-	(18,717)	826	-	(3,328)	(53,757)
Vehicles
Cost	72,369	99,041	-	-	(70,207)	34,776	581	136,560
Accumulated depreciation	(16,481)	-	-	(17,540)	1,558	-	(486)	(32,949)
Total right-of-use assets – cost	2,178,852	168,382	8,746	-	(126,951)	115,541	211,150	2,555,720
Total right-of-use assets - accumulated depreciation	(482,987)	-	-	(212,861)	33,660	-	(66,424)	(728,612)
Total right-of-use assets, net	1,695,865	168,382	8,746	(212,861)	(93,291)	115,541	144,726	1,827,108
(1)	See Note 26.3 Impairment, depreciation and amortization.

The following table sets forth the changes in lease liabilities as of December 31, 2023 and 2022:

As of December 31, 2023

Concept	Total
In millions of COP
Balance at January 01, 2023	1,900,268
(+) New contracts	75,345
(+/-) Reassessment of the lease liability(1)	161,787
(-) Payments	(305,413)
(+) Accrued Interest(2)	123,175
(+/-) Effect of changes in foreign exchange rate(3)	(181,552)
Balance at December 31, 2023	1,773,610
(1)	The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.

(2)	The difference of COP 9,360 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts
(3)	The variation is due to the decrease in the market representative rate from COP 4,810.20 colombian pesos in December 2022 to COP 3,822.05 colombian pesos in December 2023.

As of December 31, 2022

Concept	Total
In millions of COP
Balance at January 01, 2022	1,819,077
(+) New contracts	68,201
(+/-) Reassessment of the lease liability	12,131
(-) Payments	(285,920)
(+) Accrued Interest(1)	123,510
(+/-) Effect of changes in foreign exchange rate	163,269
Balance at December 31, 2022	1,900,268
(1)	The difference of COP 12,161 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.

The following table shows maturity analysis of lease liabilities as of December 31, 2023 and 2022:

As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	17,345	58,438	230,397	1,441,288	1,747,468
Vehicles	125	245	-	-	370
Computer equipment	2,733	14,124	7,524	1,391	25,772
Total lease liabilities	20,203	72,807	237,921	1,442,679	1,773,610

As of December 31, 2022

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	10,502	43,545	82,647	1,716,968	1,853,662
Vehicles	83	300	183	-	566
Computer equipment	3,052	17,775	14,650	10,563	46,040
Total lease liabilities	13,637	61,620	97,480	1,727,531	1,900,268

The following table shows the weighted average rates and average useful life of right-of-use assets as of December 31, 2023 and 2022:

As of December 31, 2023

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	209	99	6.67%
Computer equipment	73	31	8.36%
Vehicles	51	22	9.81%

As of December 31, 2022

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	195	97	5.75%
Computer equipment	75	35	8.65%
Vehicles	48	35	10.24%

The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2023 and 2022:

As of December 31, 2023

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Effect of changes in foreign exchange rate	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	109,800	198,156	62	983	235	7,577
Vehicles	40	13,918	-	51	-	-
Computer equipment	3,907	17,043	-	-	6,545	-
Furniture and fixtures	68	548	-	904	432	-
Total	113,815	229,665	62	1,938	7,212	7,577
(1)	Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 9,360, see Note 25.2 Interest expenses.
(2)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2022

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Effect of changes in foreign exchange rate	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	107,002	175,538	416	872	208	6,048
Vehicles	13	17,540	-	394	55	-
Computer equipment	4,289	18,717	-	-	8,649	-
Furniture and fixtures	45	1,066	-	1,015	2,685	-
Total	111,349	212,861	416	2,281	11,597	6,048
(1)	Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 12,161, see Note 25.2 Interest expenses.
(2)	See Note 26.3 Impairment, depreciation and amortization.

The following table contains the minimum payments lease liabilities as of December 31, 2023 and 2022:

As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP

Buildings	21,050	73,316	301,470	2,074,687	2,470,523
Vehicles	193	206	-	-	399
Computer equipment	2,964	16,263	1,550	8,323	29,100
Total minimum payments lease liabilities	24,207	89,785	303,020	2,083,010	2,500,022

As of December 31, 2022

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP

Buildings	13,492	52,100	110,495	2,427,607	2,603,694
Vehicles	84	330	229	256	899
Computer equipment	3,117	19,266	19,875	14,292	56,550
Total minimum payments lease liabilities	16,693	71,696	130,599	2,442,155	2,661,143

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2023	December 31, 2022
In millions of COP
Investments in associates(1)	2,526,073	2,300,450
Investments in joint ventures(2)	471,530	615,183
Total associates and joint ventures	2,997,603	2,915,633
(1)	As of December 31, 2023 and 2022, the amount includes investments in associates at fair value for COP 1,670,782 and COP 1,532,156, respectively, and investments in associates at equity method value for COP 855,291 and COP 768,294 respectively. See Note 30. Fair value of assets and liabilities.
(2)	All investments in joint ventures are accounted for using the equity method.

The following are the investments in associates that the Bank holds as of December 31, 2023 and 2022:

			December 31, 2023			December 31, 2022
Company name	Main activity	Country	% of Ownership	Carrying		% of Ownership	Carrying
			interest	amount		interest	amount
In millions of COP
P.A Viva Malls	Development and operation of commercial spaces	Colombia	49.00%	1,661,679		49.00%	1,530,459
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	594,105	*	20.58%	533,584

P.A El Bosque	Real estate ecosystems	Colombia	14.11%	57,120	*	14.11%	40,231	*
Titularizadora Colombiana S.A. Hitos.	Mortgage portfolio securities	Colombia	26.98%	37,950	*	26.98%	35,756	*
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	35,735	*	20.36%	31,876	*
P.A El Otoño	Real estate ecosystems	Colombia	16.30%	33,442	*	16.30%	23,960	*
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	21,952	*	19.94%	19,005	*
Gestoría Externa de Portafolios S.A.	Investment management service	Colombia	49.31%	11,278	*	-	-
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	25.00%	10,223	*	25.00%	14,497	*
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	9,514	*	49.78%	11,392	*
P.A Madrid II	Real estate ecosystems	Colombia	20.00%	9,208	*	20.00%	9,126	*
P.A Distrito Vera	Real estate ecosystems	Colombia	33.33%	9,103		33.33%	1,697	*
P.A Boreal	Real estate ecosystems	Colombia	20.00%	7,579	*	20.00%	7,477
P.A La Felicidad	Real estate ecosystems	Colombia	20.00%	6,938	*	20.00%	9,798	*
Internacional Ejecutiva de Aviación S.A.S.	Aircraft and aircraft travel service	Colombia	25.00%	6,093	*	25.00%	6,455
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	5,864	*	46.00%	11,211	*
P.A Mirador de la Ciénaga.	Real estate ecosystems	Colombia	13.00%	4,518	*	13.00%	3,329	*
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	25.00%	1,554	*	25.00%	2,140	*
Agricapital S.A.S.(1)	Financial services	Colombia	10.79%	1,262	*	10.21%	1,408	*
Servicios de Identidad Digital S.A.S.	Digital services	Colombia	33.33%	956		33.33%	7,049
Total, investments in associates				2,526,073			2,300,450
(1)	In 2023, the ownership interest is increased due to capitalization through Bancolombia S.A.

(*)  For the purposes of applying the equity method of accounting, financial statements as of November 30, 2023 and 2022 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2023 and 2022.

The following table sets forth the changes in the carrying amount of associates of the Bank as of December 31, 2023 and 2022:

	December 31, 2023				December 31, 2022
	In millions of COP
	P.A Viva Malls	Protección S.A.	Others	Total	P.A Viva Malls	Protección S.A.	Others	Total
Balance at January 1,	1,530,459	533,584	236,407	2,300,450	1,355,688	630,821	151,647	2,138,156
Equity method - Gain(1)	128,028	62,442	40,234	230,704	189,132	46,812	29,941	265,885
OCI (Equity method)	-	(1,921)	(1,039)	(2,960)	-	3,137	2,227	5,364
OCI (Translation adjustment)	-	-	(5,674)	(5,674)	-	-	4,466	4,466
Purchase / capitalizations	3,192	-	35,561	38,753	-	61,728	74,634	136,362
Sells or refund of contributions(2)	-	-	(6,428)	(6,428)	(14,361)	(208,914)	(6,155)	(229,430)
Impairment loss(3)	-	-	(2,017)	(2,017)	-	-	(2,656)	(2,656)
Dividends	-	-	(28,249)	(28,249)	-	-	(28,005)	(28,005)
Others	-	-	1,494	1,494	-	-	10,308	10,308
Balance at December 31,	1,661,679	594,105	270,289	2,526,073	1,530,459	533,584	236,407	2,300,450
(1)	For further information see Note 25.5. Dividends and net income on equity investments.
(2)	In December 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., in order to comply with the authorized investment regime. For further information, see Note 25.5. Dividends and net income on equity investments.
(3)	For 2023 and 2022, the Bank management performed a valuation, to establish the recoverable amount based in value in use of Reintegra S.A.S., which amounted to COP 5,750 and COP 8,735, respectively, with a 21.5% discount rate. As a result of the valuation, the recoverables amounts of the investment were lower than the carrying amount of each year, for this, the Bank recorded an impairment in the Consolidated Statement of Income for COP 2,017 for 2023 and COP 7,688 for 2022. In addition, in 2022 the Bank management also performed a valuation, to establish the recoverable amount of Internacional Ejecutiva de Aviación S.A.S. based in fair value (Level 3) less sales costs using a methodology based on the commercial appraisal of the entity's assets, which amounted to COP 10,359. As a result of the valuation, the recoverable amount of the investment was higher than the carrying amount, for this, the Bank recognised a recovery of the impairment losses in the Consolidated Statement of Income for COP 5,032. For further information see Note 25.5. Dividends and net income on equity investments.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2023 and 2022:

As of December 31, 2023

				Income from
	Assets	Liabilities	OCI	ordinary activities	Profits
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
In millions of COP
P.A Viva Malls	3,492,834	101,653	-	849,928	327,838
Protección S.A.	2,955,547	666,280	80,088	1,597,171	303,460

As of December 31, 2022

				Income from
	Assets	Liabilities	OCI	ordinary activities	Profits
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
In millions of COP
P.A Viva Malls	3,152,529	19,705	-	689,794	418,410
Protección S.A.	2,619,197	624,052	89,419	2,993,740	227,514

The dividends received from the associate at fair value P.A Viva Malls for the year ended December 31, 2023 and 2022 are COP 104,623 and COP 35,905, respectively. These are included in the line Dividends and net income on equity investments in the Consolidated Statement of Income.

The following are the joint ventures that the Bank holds as of December 31, 2023 and 2022:

			December 31, 2023			December 31, 2022
Company name	Main activity	Country	% of Ownership	Carrying		% of Ownership	Carrying
			interest	amount		interest	amount
In millions of COP
Compañía de Financiamiento TUYA S.A.(1)	Financing Services	Colombia	50.00%	410,324		50.00%	564,998
P.A Laurel	Renewable energies	Colombia	50.00%	27,364	*	50.00%	22,150
Puntos Colombia S.A.S.	Administration of the customers loyalty	Colombia	50.00%	10,922	*	50.00%	11,514
Fondo de Capital Privado Ruta del Sol compartimento A	Investment in infrastructure projects	Colombia	25.90%	10,588	*	25.90%	10,159
Ecosistemas Digitales de Negocio S.A.S.	Digital electronic billing services	Colombia	50.00%	6,293	*	50.00%	3,832
P.A Muverang	Sustainable mobility services	Colombia	33.33%	2,684		33.33%	2,351
P.A Blup	Inventory finance and comprehensive logistics operation	Colombia	50.00%	3,313		50.00%	179	*
P.A. Finsocial	Purchase and sale of loans and receivables	Colombia	50.00%	42	*	-	-
P.A Reintegra(2)	Collections and recovery of portfolio	Colombia	46.00%	-	*	46.00%	-	*
Avicapital(3)	Purchase and sale of loans and receivables	Colombia	50.00%	-		-	-
Total investments in joint venture				471,530			615,183
(1)	See table the changes in the carrying amount of joint ventures of the Bank as of December 31, 2023 and 2022
(2)	In 2023 and 2022, the carrying amount at the end of the year is zero, because the amount of downstream transactions between Bancolombia S.A. and P.A Reintegra made during these years.
(3)	The value of the investment in the company is COP 0, due to the recognition of the company's losses up to its recoverable value.

(*) For the purposes of applying the equity method of accounting, financial statements as of November 30, 2023 and 2022 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between these dates and December 31, 2023 and 2022.

The following table sets forth the changes in the carrying amount of joint ventures of the Bank as of December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022
	In millions of COP
	Compañía de			Compañía de
	financiamiento	Others	Total	financiamiento	Others	Total
	TUYA S.A.			TUYA S.A.
Balance at January 1,	564,998	50,185	615,183	546,633	35,770	582,403
Equity method - (Loss) / Gain(1)	(110,600)	(6,989)	(117,589)	(36,635)	(10,145)	(46,780)
Purchase / capitalizations	62,500	17,890	80,390	55,000	31,524	86,524
Sells or refund of contributions	-	(296)	(296)	-	(10)	(10)
(Impairment loss) / Recovery(2)	(106,574)	416	(106,158)	-	(6,977)	(6,977)
Others	-	-	-	-	23	23
Balance at December 31,	410,324	61,206	471,530	564,998	50,185	615,183
(1)	For further information see Note 25.5. Dividends and net income on equity investments.
(2)	During the year 2023, the impairment loss relates mainly to the fact that the Bank's management requested a valuation of joint venture Tuya S.A. to establish the recoverable amount based in value in use of the previously mentioned joint ventures, which amounted to COP 425,494 with a 13.1% - 20.3% discount rate. As a result of the valuation, the recoverable amount on investment was lower than the carrying amount, therefore, the Bank recorded an impairment in the Consolidated Statement of Income for COP 106,574. Additionally, for 2023, the Bank management performed a valuation, to establish the recoverable amount based in value in use of Fondo de Capital Privado Ruta del Sol compartimento A, which amounted to COP 2,742, with a 36.03% discount rate. As a result of the valuation, the recoverable amount of the investment was higher than the carrying amount, for this, the Bank recognised a recovery of the impairment losses for COP 416. See Note 25.5. Dividends and net income on equity investments.

The following is additional information regarding the Bank’s most significant joint ventures as of December 31, 2023 and 2022:

As of December 31, 2023

				Income from
	Assets		Liabilities	ordinary activities	Loss
Company name	(unaudited)	(1)	(unaudited)	(unaudited)	(unaudited)	(2)
In millons of COP
Compañía de financiamiento TUYA S.A.	3,827,631		3,313,741	2,205,538	221,199
(1)	Includes cash and cash equivalents for COP 223,625.
(2)	Includes interest and valuation income for COP 1,142,715, credit impairment charges, net for COP 949,125, interest expenses for COP 502,501, depreciation and amortization for COP 38,491 and income tax revenue for COP 131,265.

As of December 31, 2022

				Income from
	Assets		Liabilities	ordinary activities	Loss
Company name	(unaudited)	(1)	(unaudited)	(unaudited)	(unaudited)	(2)
In millons of COP
Compañía de financiamiento TUYA S.A.	5,101,346		4,491,257	1,973,131	73,266
(1)	Includes cash and cash equivalents for COP 523,835.
(2)	Includes interest and valuation income for COP 1,001,631, interest expenses for COP 304,114, depreciation and amortization for COP 32,122 and income tax revenue for COP 7,907.

The accumulated other comprehensive income before tax of investments in associates and joint ventures as of December 31, 2023 and 2022, corresponds to COP 4,751 and COP 13,385, respectively.

As of December 31, 2023 and 2022, there are no restrictions on the ability of the associates and joint ventures to transfer funds to the Bank in the form of cash dividends. In the same way, there are no contingent liabilities incurred by the Bank regarding its interests in the aforementioned joint ventures and associates.

NOTE 9. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill net are as follows:

	December 31, 2023	December 31, 2022
In millions of COP
Goodwill	7,818,125	9,836,661
Intangible assets	671,572	602,531
Total intangible assets and goodwill, net	8,489,697	10,439,192

9.1. Intangible assets

The following table sets forth the Bank’s intangible assets as of December 31, 2023 and 2022, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2023

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2023	28,438	1,361,258	554,558	1,944,254
Acquisitions	-	352,248	-	352,248
Write off	-	(119,482)	-	(119,482)
Foreign currency translation adjustment	(5,842)	(184,188)	(113,922)	(303,952)
Balance at December 31, 2023	22,596	1,409,836	440,636	1,873,068

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2023	28,437	765,339	547,947	1,341,723
Write off	-	(119,482)	-	(119,482)
Amortization expense(1)	-	210,333	1,984	212,317
Foreign currency translation adjustment	(5,841)	(114,425)	(112,796)	(233,062)
Balance at December 31, 2023	22,596	741,765	437,135	1,201,496

Intangible assets at December 31, 2023, net	-	668,071	3,501	671,572
(1)	See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2022

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2022	23,537	997,609	458,980	1,480,126
Acquisitions	-	245,204	-	245,204
Write off	-	(43,991)	-	(43,991)
Transfers from premises and equipment	-	30,068	-	30,068
Foreign currency translation adjustment	4,901	132,368	95,578	232,847
Balance at December 31, 2022	28,438	1,361,258	554,558	1,944,254

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2022	20,174	523,055	451,271	994,500
Write off	-	(41,148)	-	(41,148)
Amortization expense(1)	3,595	170,004	2,392	175,991
Transfers from premises and equipment	-	28,940	-	28,940
Foreign currency translation adjustment	4,668	84,488	94,284	183,440
Balance at December 31, 2022	28,437	765,339	547,947	1,341,723

Intangible assets at December 31, 2022, net	1	595,919	6,611	602,531
(1)	See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2023 and 2022, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.

As of December 31, 2023 and 2022, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs

During the period ended at December 31, 2023, 2022 and 2021, the Bank incurred in research and development expenditures on non-capitalized intangible assets for COP 64,363, COP 40,229 and COP 11,882, respectively, recognized in the Consolidated Statement of Income. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which were: Core Nequi Renewal (Colombia) and core transformation in Banistmo S.A. The expenses were recorded mainly as fees in the line ‘Other administrative and general expenses’ of the Consolidated Statement of Income.

Intangibles which did not meet the criteria to be recognized as assets

During the period ended December 31, 2023, 2022 and 2021, the Bank recognized in the Consolidated Statement of Income the amount of COP 1,026, COP 49,079 and COP 10,046, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

9.2   Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2023	December 31, 2022
In millions of COP
Balance at beginning of the year, net	9,836,661	8,143,146
Effect of change in foreign exchange rate(1)	(2,018,536)	1,693,515
Balance at end of the year, net	7,818,125	9,836,661
(1)	The market representative rate at the end of December 31, 2023 is COP 3,822.05 colombian pesos and 2022 is COP 4,810.20 colombian pesos. See Note 2.D.1. Functional currency, transactions and balances in foreign currency.

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

The key assumptions used by management in determining the recoverable amount as of December 31, 2023 and 2022 are:

As of December 31, 2023

			Discount Rate	(1)	Growth rate (2)	Goodwill
Operating segment	Valuation Methodology	Key Assumptions	(real)		(real)	2023
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.90%		4.50%	5,837,310
Banking			17.10%
El Salvador	Discounted Cash flow	5 years plan	and 15.50	%(3)	3.70%	1,078,105
Banking Guatemala	Discounted Cash flow	5 years plan	12.30%		4.80%	892,050
		Multiples EV/ Revenue	Does not		Does not
Others Segments	Comparable multiples	and EV/EBITDA	apply		apply	10,660
Total						7,818,125
(1)	The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM methodology was used as a basis to determine this rate.
(2)	This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important driver for the growth of the banking industry.
(3)	Corresponds to the discount rate used for the short and long term, respectively.

As of December 31, 2022

			Discount Rate	(1)	Growth rate (2)	Goodwill
Operating segment	Valuation Methodology	Key Assumptions	(real)		(real)	2022
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.90%		5.30%	7,346,484
Banking			20.10%
El Salvador	Discounted Cash flow	5 years plan	and 16.10	%(3)	3.90%	1,356,837
Banking Guatemala	Discounted Cash flow	5 years plan	13.00%		4.90%	1,122,680
		Multiples EV/ Revenue	Does not		Does not
Others Segments	Comparable multiples	and EV/EBITDA	apply		apply	10,660
Total						9,836,661
(1)	The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM methodology was used as a basis to determine this rate.
(2)	This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important driver for the growth of the banking industry.
(3)	Corresponds to the discount rate used for the short and long term, respectively.

In 2023 and 2022, the Bank tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represents a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensures the alignment with the approach used by the CODM to make decisions about resources to be allocated to the segments and assess its performance. After the valuation, it was determined that there is no impairment loss for any of the cash-generating units mentioned above during 2023 and 2022.

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

The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis for the discount rate and growth rate in basis points (bips):

As of December 31, 2023

Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.40%	10.90%	10.40%
4.50%	10,826,278	11,721,608	12,770,528

	-50 bips	Growth rate	+50 bips
Discount rate	4.00%	4.50%	5.00%
10.90%	11,224,673	11,721,608	12,302,770

Banking El Salvador

	+100 bips	Discount rate	-100 bips
	18.10%	17.10%	16.10%
Growth rate	16.50%	15.50%	14.50%
3.70%	3,909,551	4,241,177	4,634,962

	-50 bips	Growth rate	+50 bips
Discount rate	3.20%	3.70%	4.20%
17.10% and 15.50%	4,182,324	4,241,177	4,305,238

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	12.80%	12.30%	11.80%
4.80%	3,903,356	4,224,256	4,592,449

	-50 bips	Growth rate	+50 bips
Discount rate	4.30%	4.80%	5.30%
12.30%	4,090,025	4,224,256	4,377,661

As of December 31, 2022

Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.40%	10.90%	10.40%
5.30%	12,851,974	14,049,526	15,483,841

	-50 bips	Growth rate	+50 bips
Discount rate	4.80%	5.30%	5.80%
10.90%	13,351,970	14,049,526	14,883,860

Banking El Salvador

	+100 bips	Discount rate	-100 bips
	21.10%	20.10%	19.10%
Growth rate	17.10%	16.10%	15.10%
3.90%	4,543,466	4,913,975	5,351,507

	-50 bips	Growth rate	+50 bips
Discount rate	3.40%	3.90%	4.40%
20.10% and 16.10%	4,851,416	4,913,975	4,981,886

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	13.50%	13.00%	12.50%
4.90%	4,854,108	5,225,546	5,647,675

	-50 bips	Growth rate	+50 bips
Discount rate	4.40%	4.90%	5.40%
13.00%	5,070,100	5,225,546	5,401,451

The Bank considers goodwill as an asset with indefinite useful life.

9.3 Business combination

For 2023 there were no business combinations, for 2022 and 2021 the business combinations effected by the Bank are below:

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

The estimate of the fair value of the assets acquired and liabilities assumed was based on information available as of March 1, 2022. The Bank believes that this information provides a reasonable basis for determining fair values:

In millions of COP
Purchase Price Allocation
Pruchase price on June 9, 2021	56,968
Non-controlling interest at fair value	1,166
TOTAL	58,134

Fair value of net assets acquired
ASSETS
Cash and cash equivalents	799
Accounts receivable	299
Premises and equipment, net	3
Investments property	60,850
Other assets	78
Total Assets	62,029

LIABILITIES
Accounts payable	1,080
Deferred tax	283
Other liabilities	99
Total Liabilities	1,462
Fair value of net assets acquired	60,567

Gain from a bargain purchase	2,433

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

NOTE 10. PREMISES AND EQUIPMENT, NET

As of December 31, 2023 and 2022, the premises and equipment, net consisted of the following:

As of December 31, 2023

Premises and equipment for own use

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment for own use	January 1,		Expenses		Assets	changes in	December 31,
	2023	Additions	depreciation and	Disposals	classified as held	foreign	2023
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Land
Cost	605,713	3,750	-	(3,738)	(39,665)	(48,655)	517,405
Construction in progress
Cost	51,839	46,846	-	-	-	(15,052)	83,633
Buildings
Cost	1,878,689	25,644	-	(30,968)	18,311	(151,671)	1,740,005
Accumulated depreciation	(535,550)	-	(38,565)	10,828	(11,916)	82,007	(493,196)
Accumulated impairment	-	-	(153)	153	-	-	-
Furniture and fixtures
Cost	709,894	57,565	-	(29,474)	(6,522)	(53,325)	678,138
Accumulated depreciation	(432,992)	-	(44,238)	25,956	-	35,757	(415,517)
Accumulated impairment	-	-	(797)	797	-	-	-
Computer equipment
Cost	1,007,230	129,012	-	(91,096)	2,416	(73,129)	974,433
Accumulated depreciation	(595,991)	-	(114,887)	73,226	(4,100)	49,316	(592,436)
Accumulated impairment	-	-	(1,507)	1,507	-		-
Vehicles
Cost	31,713	9,967	-	(6,709)	2,489	(3,480)	33,980
Accumulated depreciation	(19,506)	-	(5,331)	5,650	(14)	1,895	(17,306)
Leasehold improvements
Cost	9,661	26,950	-	-	(19,436)	(538)	16,637
Accumulated depreciation	(627)	-	(25)	-	-	130	(522)
Total premises and equipment for own use - cost	4,294,739	299,734	-	(161,985)	(42,407)	(345,850)	4,044,231
Total premises and equipment - accumulated depreciation	(1,584,666)	-	(203,046)	115,660	(16,030)	169,105	(1,518,977)
Total premises and equipment - accumulated impairment	-	-	(2,457)	2,457	-	-	-
Total premises and equipment for own use, net	2,710,073	299,734	(205,503)	(43,868)	(58,437)	(176,745)	2,525,254

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment in operating leases	January 1,		Expenses		Assets	changes in	December 31,
	2023	Additions	depreciation and	Disposals	classified as held	foreign	2023
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(360)	-	(254)	-	-	-	(614)
Computer equipment
Cost	150,969	66,833	-	(4,463)	14,822	-	228,161
Accumulated depreciation	(66,577)	-	(49,364)	3,855	16,448	-	(95,638)
Vehicles
Cost	4,718,405	1,156,419	-	(79,280)	(1,007,899)	-	4,787,645
Accumulated depreciation	(787,535)	-	(383,712)	18,181	228,701	-	(924,365)
Accumulated impairment	-	-	(2,023)	2,023	-	-	-
Total premises and equipment in operating leases - cost	4,871,465	1,223,252	-	(83,743)	(993,077)	-	5,017,897
Total premises and equipment - accumulated depreciation	(854,472)	-	(433,330)	22,036	245,149	-	(1,020,617)
Total premises and equipment - accumulated impairment	-	-	(2,023)	2,023	-	-	-
Total premises and equipment in operating leases, net	4,016,993	1,223,252	(435,353)	(59,684)	(747,928)	-	3,997,280

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment total

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment total	January 1,		Expenses		Assets	changes in	December 31,
	2023	Additions	depreciation and	Disposals	classified as held	foreign	2023
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Total premises and equipment - cost	9,166,204	1,522,986	-	(245,728)	(1,035,484)	(345,850)	9,062,128
Total premises and equipment - accumulated depreciation	(2,439,138)	-	(636,376)	137,696	229,119	169,105	(2,539,594)
Total premises and equipment - accumulated impairment	-	-	(4,480)	4,480	-	-	-
Total premises and equipment, net	6,727,066	1,522,986	(640,856)	(103,552)	(806,365)	(176,745)	6,522,534

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

As of December 31, 2023 and 2022, there were contractual commitments for the purchase of premises and equipment of COP 4,025 and COP 3,816, respectively. As of December 31, 2023 and 2022, there was no premises and equipment pledged as collateral, or with ownership restrictions. Additionally, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

As of December 31, 2023 and 2022, the amount of fully depreciated premises and equipment that is still in use is COP 673,376 and COP 714,734, respectively, mainly comprised of computer equipment, furniture and fixtures and office equipment. The temporarily idle premises and equipment amounted to COP 79,644 in 2023 and COP 75,473 in 2022.

NOTE 11. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2023	December 31, 2022
In millions of COP
Balance at the beginning of the year	3,994,058	3,132,220
Acquisitions	294,569	731,600
Subsequent expenditure recognised as an asset	170,920	66,745
Sales/Write-offs	(21,194)	(233,974)
Acquisitions through business combination(1)	-	60,850
Amount reclassified from premises and equipment(2)	39,096	-
Gains on valuation(3)	232,462	236,617
Balance at the end of the period(4)	4,709,911	3,994,058
(1)	In 2022 corresponds to PA FAI Calle 77. See Note 9.3. Business combination.
(2)	In 2023, the amount relates properties from FCP Fondo Inmobiliario Colombia that were reclassified from premises and equipment to investment property, because they are held for obtaining profits and capital appreciation.
(3)	The difference with the line Investment property valuation included in Other operating income corresponds to gains recognized in acquisitions. See Note 25.4. Other operating income - Investment property valuation and Others.
(4)	Between December 31, 2023 and 2022, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30. Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank related to its investment properties are detailed below:

As of December 31, 2023

	Balance at the			Amount	Adjusted fair
Type of asset	beginning of the	Appraisals	Net increase(1)(2)	reclassified from	value at the end
	year			premises and equipment(3)	of the year
In millions of COP
Buildings	3,870,706	194,608	280,107	39,096	4,384,517
Lands	123,352	37,854	164,188	-	325,394
Total	3,994,058	232,462	444,295	39,096	4,709,911
(1)	The increase in buildings corresponds mainly in Bancolombia for the purchase for COP 80,954, FCP Fondo Inmobiliario Colombia for COP 91,182, in addition to subsequent expenditure for investment properties under construction for COP 71,023.
(2)	The increase in lands corresponds mainly to the entry of NOMAD CENTRAL, P.A CALLE 84 (2) and P.A CALLE 84 (3) for COP 92,585 and the subsequent expenditure for COP 71,354.
(3)	The amount reclassified from premises and equipment corresponds properties from FCP Fondo Inmobiliario Colombia that were transfers to investment property, because they are held for obtaining profits and capital appreciation.

As of December 31, 2022

	Balance at the			Acquisitions	Adjusted fair
Type of asset	beginning of the	Appraisals	Net increase	from business	value at the end
	year		(decrease) (1)(2)	combination(3)	of the year
In millions of COP
Buildings	2,949,720	239,823	620,313	60,850	3,870,706
Lands	182,500	(3,206)	(55,942)	-	123,352
Total	3,132,220	236,617	564,371	60,850	3,994,058
(1)	The net increase in buildings corresponds mainly to increases in P.A. MERCURIO for COP 249,492, FCP Fondo Inmobiliario Colombia for COP 242,274, Bancolombia S.A. for COP 221,834 and sales made by FCP Fondo Inmobiliario Colombia for COP 147,483.

(2)	The decrease in lands corresponds mainly to the sale of land by Valores Simesa S.A.
(3)	For more information on acquisitions from business combinations, See Note 9.3. Business.

Amounts recognized in the statement of income for the period.

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2023	December 31, 2022	December 31, 2021
	In millions of COP
Income from rentals	228,325	157,511	139,021
Operating expenses due to:
Investment properties that generated income through rentals	28,813	21,267	15,331
Investment properties that did not generate income through rentals	10,378	19,021	10,050

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2023 and 2022, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

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

As of December 31, 2023 and 2022, the Bank does not have investment properties held under financial leases.

NOTE 12. INCOME TAX

The income tax is recognized in each of the countries where the Bank has operations, in accordance with the tax regulations in force in each of the jurisdictions.

12.1 Components recognized in the income statement:

	December 31,	December 31,	December 31,
	2023	2022	2021
In millions of Colombian pesos
Current tax(1)
Fiscal term	(1,779,538)	(2,644,173)	(1,321,400)
Prior fiscal terms	46,791	39,137	71,932
Total current tax	(1,732,747)	(2,605,036)	(1,249,468)
Deferred tax
Fiscal term	(282,012)	(80,663)	(530,926)
Adjustments for consolidation purposes	82,204	(62,722)	4,169
Total deferred tax	(199,808)	(143,385)	(526,757)
Total income tax(2)	(1,932,555)	(2,748,421)	(1,776,225)
(1)	The nominal income tax rate used in Colombia for the years 2023 and 2022 is 35%, and for the year 2021 it was 31%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 5% for the years 2023 and 2022, and 3% for the year 2021.

(2)	See table 12.3 Reconciliation of the effective tax rate.

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

12.3   Reconciliation of the effective tax rate

The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2023, 2022 and 2021 is detailed below:

	December 31,	December 31,	December 31,
Reconciliation of the tax rate	2023	2022	2021
In millions of Colombian pesos
Accounting profit	8,147,526	9,744,786	5,984,012
Applicable tax with nominal rate(1)	(3,259,011)	(3,703,019)	(2,034,564)
Non-deductible expenses to determine taxable profit (loss)	(478,901)	(425,458)	(260,546)
Accounting and non-tax expense (income) to determine taxable profit (loss)	667,744	978,468	767,857
Differences in accounting bases(2)	(106,648)	(19,448)	(32,714)
Fiscal and non-accounting expense (income) to determine taxable profit (loss)	(652,607)	(470,063)	(285,191)
Ordinary activities income exempt from taxation	1,563,793	832,822	412,495
Ordinary activities income not constituting income or occasional tax gain	67,132	120,513	98,870
Tax deductions	156,543	374,233	226,064
Goodwill Depreciation	2,478	461	200,617
Tax depreciation surplus	223,901	162,111	140,384
Untaxed recoveries	(64,516)	(40,559)	(84,692)
Tax rate effect in other countries	(121,597)	(319,825)	(384,669)
Prior fiscal terms	46,791	39,137	71,932
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)	22,343	(277,794)	(612,068)
Total income tax	(1,932,555)	(2,748,421)	(1,776,225)
(1)	The nominal income tax rate used in Colombia for the years 2023 and 2022 is 35%, and for the year 2021 it was 31%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 5% for the years 2023 and 2022, and 3% for the year 2021.
(2)	Difference between the technical accounting frameworks in force in Colombia and the full International Financial Reporting Standards (IFRS).

12.4 Components recognized in Other Comprehensive Income (OCI)

See Consolidated Statement of Comprehensive Income

December 31, 2023
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	(44,594)	13,234	(31,360)
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	11,144	(246)	10,898
Unrealized loss Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	114,287	(21,023)	93,264
Loss on net investment hedge in foreign operations	1,948,833	(772,755)	1,176,078
Exchange differences arising on translating the foreign operations.	(4,963,913)	-	(4,963,913)
Unrealized loss on investments in associates and joint ventures using equity method	(2,225)	2,223	(2)
Net	(2,936,468)	(778,567)	(3,715,035)

See Consolidated Statement of Comprehensive Income

December 31, 2022
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	69,249	(25,090)	44,159
Unrealized loss Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	33,354	(1,282)	32,072
Gains due to asset revaluation	-	(71)	(71)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(172,385)	7,843	(164,542)
Loss on net investment hedge in foreign operations	(1,833,087)	746,232	(1,086,855)
Exchange differences arising on translating the foreign operations.	4,064,795	-	4,064,795
Unrealized gains on investments in associates and joint ventures using equity method	(1,929)	(1,221)	(3,150)
Net	2,159,997	726,411	2,886,408

See Consolidated Statement of Comprehensive Income

December 31, 2021
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement expense related to defined benefit liability	7,444	(1,791)	5,653
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	3,994	48,153	52,147
Gains due to asset revaluation	-	(142)	(142)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(61,052)	9,527	(51,525)
Loss on net investment hedge in foreign operations	(1,207,052)	493,346	(713,706)
Exchange differences arising on translating the foreign operations.	2,513,742	-	2,513,742
Unrealized gains on investments in associates and joint ventures using equity method	2,913	(982)	1,931
Net	1,259,989	548,111	1,808,100
(1)	Includes income tax to partial payments of asset-backed securities transferred to retained earnings and reclassification of income tax on investments in associates that were transferred from retained earnings to OCI.

12.5       Deferred tax

In accordance with its financial projections, the companies from the Bank’s expects in the future to generate enough liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared considering information from the Bank’s economic research records, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the long-term Group's strategy is taken into account.

The deferred tax asset and liability for each of the concepts that generated taxable or deductible temporary differences for the period ending December 31, 2023 are detailed below:

		Effect on					Adjustments for
	December 31,	Income	Effect on	Effect on	Tax Made(2)	Foreign	consolidation	December 31,
	2022	Statement	OCI	Equity(1)		Exchange	purposes	2023
In millions of Colombian pesos
Asset Deferred Tax:
Property and equipment	11,071	(1,494)	-	-	-	(2,082)	(1,513)	5,982
Employee Benefits	218,263	34,648	13,234	-	-	(6,739)	-	259,406
Deterioration assessment	602,289	1,666	-	-	-	(136,367)	(51,136)	416,452
Investments evaluation	5,591	(231)	(165)	-	-	(134)	-	5,061
Derivatives Valuation	8,457	221,735	-	-	-	-	4,875	235,067
Tax credits settlement	18,186	16,754	-	-	-	-	-	34,940
Financial Obligations	663,095	(663,095)	-	-	-	-	-	-
Insurance operations	-	(633)	-	13,952	-	-	-	13,319
Net investment coverage in operations abroad	1,530,074	(91,043)	(772,755)	-	(137,838)	-	-	528,438
Other deductions	446,451	(191,575)	-	-	-	(13,241)	-	241,635
implementation adjustment	410,477	925	-	-	-	(35,186)	-	376,216
Total Asset Deferred Tax (3)	3,913,954	(672,343)	(759,686)	13,952	(137,838)	(193,749)	(47,774)	2,116,516
Liability Deferred Tax:
Property and equipment	(310,845)	32,867	-	-	-	4,549	128,441	(144,988)
Deterioration assessment	(549,435)	437,539	-	-	-	1,333	(2,828)	(113,391)
Participatory titles evaluation	(154,094)	(200,138)	(21,104)	-	-	(1,205)	6,732	(369,809)
Derivatives evaluation	(20,466)	8,585	-	-	-	4,203	(2,367)	(10,045)
Lease restatement	(258,954)	43,543	-	-	-	-	-	(215,411)
Investments in associates. Adjustment for equity method	(241,748)	168,671	2,223	-	-	(8,730)	-	(79,584)
Financial Obligations	(1,248)	(178,955)	-	-	-	256	-	(179,947)
Goodwill	(1,576,519)	644	-	-	-	1,909	-	(1,573,966)
Insurance operations	-	189	-	(14,138)	-	-	-	(13,949)
Properties received in payment	(162,681)	11,016	-	-	-	3,203	-	(148,462)
Other deductions	(506,706)	66,370	-	-	-	73,779	-	(366,557)
implementation adjustment	(25)	-	-	-	-	-	-	(25)
Total Liability Deferred Tax (3)	(3,782,721)	390,331	(18,881)	(14,138)	-	79,297	129,978	(3,216,134)
Net Deferred Tax	131,233	(282,012)	(778,567)	(186)	(137,838)	(114,452)	82,204	(1,099,618)
(1)	Application of IFRS 17 Insurance Contracts in Guatemala.
(2)	Current tax that arose from the exchange difference due to the liquidation of the bonds that was associated as a hedging instrument.
(3)	The values revealed in the Consolidated Statement of Financial Position correspond to the sum of the net deferred tax per company.

12.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is

In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2023	December 31, 2022
In millions of Colombian pesos
Temporary differences
Local Subsidiaries	(1,378,775)	(1,966,594)
Foreign Subsidiaries	(17,696,145)	(22,854,744)

12.7        Tax credits

For the 2023 period, a deferred tax asset was recognized since the Group companies will have future taxable profits in which they can charge this temporary difference.

The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2023.

		Deferred tax
Company	Base	recognized asset
In millions of Colombian pesos
Renting Colombia S.A.S.	39,037	12,883
Nequi S.A., Compañía de Financiamiento	63,018	22,057
Total	102,055	34,940

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

In Colombia due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria than that of the Bank. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect the Bank accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. However, based on the criteria established in the interpretation of IFRIC 23, the Bank did not recognize uncertain tax positions in its financial statements.

NOTE 13. ASSETS HELD FOR SALE AND INVENTORIES, NET

The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2023	December 31, 2022
In millions of COP
Inventories, net	747,302	513,032
Assets held for sale, net	159,451	95,417
Total assets held for sale and inventories, net	906,753	608,449

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

The Bank’s inventories at December 31, 2023 and 2022, are summarized as follows:

Inventories	December 31, 2023	December 31, 2022
In millions of COP
Lands and buildings	275,808	285,076
Vehicles(1)	469,949	220,522
Machinery and others	38,310	33,091
Total inventory cost	784,067	538,689
Impairment	(36,765)	(25,658)
Total inventories, net	747,302	513,031

(1) The increase is mainly due to the restitution of assets.

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2023 and 2022.

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

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2023

	Banking	Banking	Banking	Banking
Assets held for sale	Colombia	Panama	El Salvador	Guatemala	Total
In millions of COP
Machinery and equipment	9,238	2,464	-	-	11,702
Cost	9,300	2,473	-	-	11,773
Impairment	(62)	(9)	-	-	(71)
Real estate for residential purposes	6,191	104,934	3,091	3,260	117,476
Cost	6,191	106,642	3,148	4,060	120,041
Impairment	-	(1,708)	(57)	(800)	(2,565)
Real estate different from residential properties	5,406	24,867	-	-	30,273
Cost	5,947	24,980	-	-	30,927
Impairment	(541)	(113)	-	-	(654)
Total assets held for sale - cost	21,438	134,095	3,148	4,060	162,741
Total assets held for sale - impairment	(603)	(1,830)	(57)	(800)	(3,290)
Total assets held for sale(1)	20,835	132,265	3,091	3,260	159,451
(1)	For 2023 there are no assets related to investments held for sale.

As of December 31, 2022

	Banking	Banking	Banking	Banking
Assets held for sale	Colombia	Panama	El Salvador	Guatemala	Total
In millions of COP
Machinery and equipment	5,090	4,828	-	-	9,918
Cost	5,160	4,870	-	-	10,030
Impairment	(70)	(42)	-	-	(112)
Real estate for residential purposes	7,928	52,331	1,559	1,465	63,283
Cost	7,967	54,181	1,616	1,880	65,644
Impairment	(39)	(1,850)	(57)	(415)	(2,361)
Real estate different from residential properties	10,868	11,348	-	-	22,216
Cost	11,178	11,348	-	-	22,526
Impairment	(310)	-	-	-	(310)
Total assets held for sale - cost	24,305	70,399	1,616	1,880	98,200
Total assets held for sale - impairment	(419)	(1,892)	(57)	(415)	(2,783)
Total assets held for sale(1)	23,886	68,507	1,559	1,465	95,417
(1)	For 2022 there are no assets related to investments held for sale.

Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.

NOTE 14. OTHER ASSETS, NET

As of December 31, 2023 and 2022 the Bank’s other assets, net consist of:

Other Assets, net	December 31, 2023	December 31, 2022
In millions of COP
Tax advance(1)	1,461,816	1,298,400
Other receivables(2)	1,193,294	1,158,447
Assets pledged as collateral (cash)(3)	1,082,611	752,099
Marketable and non-marketable for sale assets(4)	890,653	978,319
Prepaid expenses	713,505	576,742
Receivables related to abandoned accounts(5)	403,432	439,994
Accounts receivable from contracts with customers(6)	259,516	192,029
Receivable Sales of goods and service	254,607	260,674
Commission for letters of credit	207,327	70,249
Operating leases	201,302	172,216
Balance in credit card clearing house	185,164	142,331
Debtors	85,698	21,646
Others	595,799	488,640
Total other assets	7,534,724	6,551,786
Allowance others	(6,688)	(3,920)
Total other assets, net	7,528,036	6,547,866
(1)	Mainly due to increase balance in favor of income tax advance.
(2)	Other accounts receivable are mainly associated with outstanding items with networks, accounts receivable from derivatives and cash transactions, among others.
(3)	Variation generated by growth in current operations with international counterparts.
(4)	Decrease generated mainly in foreign subsidiaries due to the variation of the market representative rate, for December 2022 was COP 4,810.20 colombian pesos and for December 2023 is COP 3,822.05 colombian pesos.
(5)	Corresponds to the application of Law 1777 of February 1, 2016, where established that entities holding balances in savings or checking accounts that are considered abandoned, must transfer these resources to the special fund created and administered by ICETEX for the granting of study credits and credits to promote the quality of Higher Education Institutions.
(6)	Corresponds to accounts receivable from commissions, see Note 25.3.1. Income from commissions and other services, in the detail of accounts receivable and liabilities from contracts.

NOTE 15. DEPOSITS BY CUSTOMERS

The detail of the deposits as of December 31, 2023 and 2022 is as follows:

Deposits	December 31, 2023	December 31, 2022
In millions of COP
Saving accounts(1)(2)	108,971,334	118,443,600
Time deposits(2)	98,686,516	87,138,067
Checking accounts(2)	34,993,066	40,808,856
Other deposits(1)	5,290,264	4,601,800
Total deposits by customers	247,941,180	250,992,323

(1) As of December 31, 2023 and 2022 includes Nequi Deposits by COP 2,924,906 and COP 1,724,123, respectively.

(2) The variation in time deposits is mainly due to the increase in interest rates, which has led to a greater preference for fixed income instruments and a decrease in savings and checking accounts.

The following table details the time deposits issued by the Bank:

As of December 31, 2023

Time deposits	Effective interest rate		December 31, 2023
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	15.52%	17,641,158	17,494,878
Between 6 months and 12 months	0.50%	17.32%	18,422,400	18,314,065
Between 12 months and 18 months	0.85%	20.52%	17,523,847	17,647,508
Greater than 18 months	0.01%	20.86%	45,099,111	46,629,404
Total time deposits			98,686,516	100,085,855

(1) See Note 30. Fair value of assets and liabilities.

As of December 31, 2022

Time deposits	Effective interest rate		December 31, 2022
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	16.57%	16,922,753	16,900,555
Between 6 months and 12 months	0.50%	17.41%	14,279,083	14,234,825
Between 12 months and 18 months	0.50%	19.51%	13,692,773	13,571,248
Greater than 18 months	0.40%	22.10%	42,243,458	40,942,920
Total time deposits			87,138,067	85,649,548

(1) See Note 30. Fair value of assets and liabilities.

The detail of time deposits issued by the Bank by maturity is as follows:

As of December 31, 2023

December 31, 2023
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	71,178,788	71,315,171
Between 1 and 3 years	13,715,792	13,949,647
Between 3 and 5 years	3,197,528	3,256,102
Greater than 5 years	10,594,408	11,564,935
Total	98,686,516	100,085,855

(1) See Note 30. Fair value of assets and liabilities.

As of December 31, 2022

December 31, 2022
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	60,256,684	60,113,046
Between 1 and 3 years	14,930,613	14,621,696
Between 3 and 5 years	4,318,988	4,017,350
Greater than 5 years	7,631,782	6,897,456
Total	87,138,067	85,649,548

(1) See Note 30. Fair value of assets and liabilities.

NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in Consolidated Statement of Financial Position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2023	December 31, 2022
In millions of COP
Interbank Deposits
Interbank liabilities	606,141	902,132
Total interbank	606,141	902,132
Repurchase agreements and other similar secured borrowing
Short selling operations	273,791	125,682
Temporary transfer of securities	44,888	63,370
Repurchase agreements	151,616	-
Total Repurchase agreements and other similar secured borrowing(1)	470,295	189,052
Total money market transactions	1,076,436	1,091,184
(1)	Total repo liabilities have maturities of less than 30 days.

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

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2023 and 2022:

As of December 31, 2023

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements(1)	7,850,516	-	7,850,516	(7,850,516)	-
Securities sold under repurchase agreements	(470,295)	-	(470,295)	470,295	-
Total repurchase and resale agreements	7,380,221	-	7,380,221	(7,380,221)	-
(1)	The amount includes those presented as cash and cash equivalents for COP 7,840,926 and those presented as other assets for COP 9,590.

As of December 31, 2022

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements(1)	2,880,987	-	2,880,987	(2,880,987)	-
Securities sold under repurchase agreements	(189,052)	-	(189,052)	189,052	-
Total repurchase and resale agreements	2,691,935	-	2,691,935	(2,691,935)	-
(1)	The amount includes those presented as cash and cash equivalents for COP 2,873,716 and those presented as other assets for COP 7,271.

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2023 and 2022, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2023	December 31, 2022
In millions of COP
Obligations granted by foreign banks(1)	9,139,834	14,774,220
Obligations granted by domestic banks(2)	6,508,772	4,918,418
Total borrowings from other financial institutions	15,648,606	19,692,638

(1) The variation is mainly due to the cancellation of obligations and the decrease of the market representative rate at the end of December 31, 2023 it was COP 3,822.05 colombian pesos and December 31, 2022 it was COP 4,810.20 colombian pesos.

(2)The increase is due to higher loan openings by Bancolombia S.A mainly in rediscount lines with Finagro, Bancoldex and Findeter.

Obligations granted by foreign banks

As of December 31, 2023

Financial entity	Rate Minimum	Rate Maximum	December 31, 2023
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	1.21%	10.06%	8,566,580
Banco Interamericano de Desarrollo (BID)	9.50%	10.64%	532,899
Banco Latinoamericano de Comercio Exterior (Bladex)	6.91%	6.91%	40,355
Total			9,139,834

(1)At Bancolombia S.A. USD 200 million were designated as coverage of net investment abroad. See Note 5.2 Derivative financial instruments- Hedges of a net asset in a foreign operation.

As of December 31, 2022

Financial entity	Rate Minimum	Rate Maximum	December 31, 2022
In millions of COP
Financing with Correspondent Banks and Multilateral Entities	0.97%	9.51%	13,816,270
Banco Interamericano de Desarrollo (BID)	8.62%	8.74%	670,043
Banco Latinoamericano de Comercio Exterior (Bladex)	2.89%	6.60%	287,907
Total			14,774,220

The maturities of the financial obligations with foreign entities as of December 31, 2023 and 2022 are the following:

Foreign	December 31, 2023	December 31, 2022
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	3,813,504	8,825,089
More than twelve months after the reporting period	5,326,330	5,949,131
Total	9,139,834	14,774,220

Obligations granted by domestic banks

As of December 31, 2023

	Rate	Rate
Financial entity	Minimum	Maximum	December 31, 2023
In millions of COP
Financiera de desarrollo territorial (Findeter)	8.15%	20.85%	2,530,570
Fondo para el financiamiento del sector agropecuario (Finagro)	8.37%	15.88%	1,509,594
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	21.46%	1,404,873
Other private financial entities	12.88%	16.67%	1,063,735
Total			6,508,772

As of December 31, 2022

	Rate	Rate
Financial entity	Minimum	Maximum	December 31, 2022
In millions of COP
Financiera de desarrollo territorial (Findeter)	7.22%	18.77%	2,047,506
Fondo para el financiamiento del sector agropecuario (Finagro)	3.40%	15.70%	931,018
Banco de comercio exterior de Colombia (Bancoldex)	2.15%	19.15%	902,036
Other private financial entities	11.35%	15.75%	1,037,858
Total			4,918,418

The maturities of financial obligations with domestic banks as of December 31, 2023 and 2022, are as follows:

Domestic	December 31, 2023	December 31, 2022
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	767,470	500,500
More than twelve months after the reporting period	5,741,302	4,417,918
Total	6,508,772	4,918,418

As of December 31, 2023 and 2022, there were some financial covenants, mainly regarding capital adequacy ratios, past due loans and allowances, linked to some of the aforementioned outstanding credit facilities. None of these covenants had been breached nor were the related obligations past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2023

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	4,029,882	4,097,727	12.87%-21.06%
Bancolombia S.A.(2)(3)	Foreign	USD	1,832,534	6,861,098	3.02%-7.03%
Banistmo S.A.(4)	Foreign	USD	679,395	2,626,235	3.00%-6.25%
Banco Agrícola S.A.(5)	Foreign	USD	162,700	623,568	5.58%-7.57%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	69,648	276,451	5.05%-5.50%
Bancolombia Panamá S.A.	Foreign	USD	44,924	176,376	4.70%-6.10%
Grupo Agromercantil Holding S.A.	Foreign	USD	555	2,121	0.25%-7.25%
Total debt instruments in issue				14,663,576

(1) Face value is in US dollar for foreign currency bonds.

(2)The variation is due to repurchase in Bancolombia S.A. of USD 467,966 of senior bonds maturing in 2025 and the decrease in the market representative rate at the end of December 31, 2023 it was COP 3,822.05 colombian pesos and December 31, 2022 it was COP 4,810.20 colombian pesos.

(3)USD 1,392,034 was designated as hedge of net asset in a foreign operation. See Note 5.2. Derivative financial instruments- Hedges of a net asset in a foreign operation.

(4) See Note 18.2. Issue of Banistmo S.A. ordinary bonds.

(5) See Note 18.3. Issue of Banco Agrícola S.A. ordinary bonds.

As of December 31, 2022

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	4,642,404	4,708,586	13.06%-17.92%
Bancolombia S.A.(2)(3)	Foreign	USD	2,256,397	10,501,036	3.02%-7.03%
Banistmo S.A.(4)	Foreign	USD	687,913	3,344,759	1.80%-5.00%
Banco Agrícola S.A.(5)	Foreign	USD	125,640	603,865	5.45%-6.41%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	14,876	72,240	3.30%-3.65%
Bancolombia Panamá S.A.	Foreign	USD	70,881	342,793	1.50%-5.65%
Grupo Agromercantil Holding S.A.	Foreign	USD	563	2,709	0.25%-7.25%
Total debt instruments in issue				19,575,988

(1)Face value is in US dollar for foreign currency bonds.

(2)USD 1,860,000 was designated as hedge of net asset in a foreign operation. See Note 5.2. Derivative financial instruments- Hedges of a net asset in a foreign operation.

(3) See Note 18.1. Issue of Bancolombia S.A. sustainable ordinary bonds.

(4) See Note 18.2. Issue of Banistmo S.A. ordinary bonds.

(5) See Note 18.3. Issue of Banco Agrícola S.A. ordinary bonds.

The following table shows the detail of the bonds classified by currency, term and type of issue:

As of December 31, 2023

	Less than	Between	Between
Issuer	1 year	1 and 3 years	3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,236,385	1,236,385
Ordinary bonds	-	-	165,589	2,695,753	2,861,342
Foreign currency
Subordinated bonds(1)	-	-	-	4,822,273	4,822,273
Ordinary bonds	106,707	1,375,723	137,613	4,123,533	5,743,576
Total	106,707	1,375,723	303,202	12,877,944	14,663,576
(1)	In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

As of December 31, 2022

Issuer	Less than	Between	Between
	1 year	1 to 3 years	3 to 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,225,276	1,225,276
Ordinary bonds	-	-	165,495	3,317,815	3,483,310
Foreign currency
Subordinated bonds(1)	-	-	-	6,026,739	6,026,739
Ordinary bonds	402,714	609,437	619,232	7,209,280	8,840,663
Total	402,714	609,437	784,727	17,779,110	19,575,988

(1)In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

18.1. Issue of Bancolombia S.A. sustainable ordinary bonds.

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

18.2. Issue of Banistmo S.A. ordinary bonds.

Banistmo S.A., a subsidiary of the Bank issued in 2023 bonds under the Revolving Bond Program, totaling USD 58,062 with a term of 1 year each and rates between 6% and 6.25%. For the year 2022, it issued a bond under the Revolving Bond Program worth USD 72,682 with a term of 2 years and a rate of 4.50%.

18.3. Issue of Banco Agrícola S.A. ordinary bonds.

Banco Agrícola a subsidiary of the Bank issued ordinary bonds in 2023 for USD 77,700 with rates from 6.68% to 7.25% and terms from 1.5 years to 8 years. For the year 2022, the issues were USD 23,600 with rates from 5.25% to 6.68% with terms from 2 years to 5 years.

For information related to the disclosures of fair value of the debt securities in issue, see Note 30. Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2023	December 31, 2022
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	3,368,076	1,898,469
More than twelve months after the reporting period	11,295,500	17,677,519
Total	14,663,576	19,575,988

As of December 31, 2023 and 2022, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo S.A. social gender private placement bond. None of these covenants had been breached nor were the related obligations past due.

NOTE 19. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

	December 31,	December 31,
Employee benefit plans	2023	2022
In millions of COP
19.1 Defined benefit pension plan	132,854	131,255
19.2 Severance obligation	14,360	15,446
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium	195,295	176,816
19.4 Other long term benefits	543,210	446,473
Total Post-employment and long-term benefit plans	885,719	769,990
Fair value Plan assets	2,765	4,619
Total Unfunded Post-employment and long-term benefit plans	882,954	765,371

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

Post-employment benefits

19.1 Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2023 and 2022 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2023, 498 participants were covered by this plan, and as of December 31,2022, 522 participants.

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

Defined benefit pension plan	2023	2022
In millions of COP
Present value of the obligation as of January 1	95,081	110,018
Interest cost	11,409	9,459
Benefits paid	(12,237)	(11,439)
Net actuarial loss / (gain) due to changes in assumptions	7,025	(11,321)
Net actuarial loss / (gain) due to plan experience	500	(1,636)
Defined obligation, unfunded as of December 31	101,778	95,081

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

As of December 31, 2023, and 2022, there were 37 participants (10 participants with deferred benefits and 27 participants receiving benefits), and 42 participants (15 participants with deferred benefits and 27 participants receiving benefits), respectively.

Defined benefit pension plan	2023	2022
In millions of COP
Present value of the obligation as of January 1	5,296	6,025
Interest cost	312	229
Benefits paid from plan assets	(1,088)	(332)
Net actuarial gain due to changes in assumptions	(174)	(1,360)
Net actuarial gain due to plan experience	(361)	(293)
Foreign currency translation effect	(934)	1,027
Defined obligation, funded as of December 31	3,051	5,296

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

The following table details the change in plan assets:

Banistmo’s Plan assets	2023	2022
In millions of COP
Fair value of assets as of January 1	4,619	4,127
Interest income on plan assets	80	30

Benefits paid	(1,105)	(355)
Foreign currency translation effect	(829)	817
Fair value assets as of December 31	2,765	4,619

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

Defined benefit pension plan	2023	2022
In millions of COP
Present value of the obligation as of January 1	30,878	52,773
Current cost of service	878	2,457
Interest cost	2,757	3,375
Past service cost(1)	(4,821)	-
Benefits paid	(1,764)	(1,709)
Net actuarial loss / (gain) due to changes in assumptions(2)	5,544	(30,093)
Net actuarial loss / (gain) due to plan experience	1,272	(2,122)
Foreign currency translation effect	(6,719)	6,197
Defined obligation, unfunded as of December 31	28,025	30,878

(1)Corresponds to the change in the computable age of the benefit, modified in the year 2023.
(2)The loss for the year 2023 was mainly due to the decrease in the discount rate from 10.20% in 2022 to 9.00% in 2023.

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

As of December 2023 and 2022, 114 and 152 participants, respectively, were covered by this plan.

The balances recognized in the Consolidated Statement of Financial Position are listed below:

Severance obligation	2023	2022
In millions of COP
Present value of the obligation as of January 1	15,446	18,429
Current cost of service	357	409
Interest cost	1,566	1,250
Benefits paid	(6,594)	(5,113)
Net actuarial loss due to changes in assumptions	888	1,806
Net actuarial loss / (gain) due to plan experience	2,697	(1,335)
Defined obligation, unfunded as of December 31	14,360	15,446

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

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2023, and 2022, there were 2,927 and 2,844 participants respectively, covered by the plan.

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

Guatemala

Banco Agromercantil Guatemala S.A. has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2023, and 2022, there were 3,733 and 3,504 participants respectively, covered by the plan.

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

Until 2022 and as a key talent retention strategy, Banistmo S.A. offered certain senior management executives a plan under the defined benefit modality, according to which the people covered by this plan were entitled to receive a single payment based on the years of service provided to the organization and thus contribute to closing the pension gap. In December 2022 this benefit ended and as a consequence:

(i)	The obligations of the entity derived from the defined benefit plan ceased, as well as the rights for those who were part of it (See line "consolidation of contributions" in the movement of the present value of the obligation, disclosed below in this same section).
(ii)	The value caused by this benefit will be transferred to a fiduciary or similar vehicle, under which the executive pension plan will be administered on behalf of the beneficiaries, subject to permanence until the termination of the employment relationship.

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan	2023	2022
In millions of COP
Present value of the obligation as of January 1	176,816	219,496
Current service cost	18,427	20,794
Interest cost	17,338	15,371
Benefits paid	(18,889)	(19,487)
Consolidation of contributions	-	(43,199)
Net actuarial gain due to changes in assumptions(1)	(565)	(39,817)
Net actuarial loss due to plan experience	24,238	6,487
Foreign currency translation effect(2)	(22,070)	17,171
Defined obligation, unfunded as of December 31	195,295	176,816

(1)In the case of the plan in Guatemala, in 2022 the discount rate increased from 5.40% to 9.30%, generating an actuarial gain of COP 13,476, while in 2023 there was an actuarial loss of COP 2,772, mainly due to a higher than expected real salary growth and the decrease in the discount rate from 9.30% to 8.50%. In addition, Bancolombia S.A. presented a lower gain due to the decrease in the nominal discount rate (14.25% in 2022 to 11.75% in 2023) together with the change in the nominal inflation rate (7.30% in 2022 to 6.35% in 2023).

(2)Corresponds to Banagrícola S.A. y Filiales and Banco Agromercantil de Guatemala S.A. given higher devaluation between COP to USD currencies.

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

The plan assets’ fair value as of December 31, 2022 is as follow:

Bancolombia’s Plan assets	2022
In millions of COP
Fair value of assets as of January 1	30,121

Employee contributions	6,614
Interest income on plan assets	2,329
Return on plan assets greater/(less) than discount rate	(4,245)
Benefits paid	(34,819)
Fair value assets at the end of the year	-

19.4 Other long term benefits

In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2023 and December 31, 2022, the reconciliation of the other long term benefits is set below:

Other long term benefits	2023	2022
In millions of COP
Present value of the obligation as of January 1	446,473	465,744
Current service cost	48,790	24,106
Interest cost	54,878	39,973
Benefits paid	(55,257)	(44,601)
Net actuarial loss / (gain) due to changes in assumptions(1)	38,497	(47,997)
Net actuarial loss due to plan experience	18,721	2,369
Foreign currency translation effect	(8,892)	6,879
Defined obligation, unfunded as of December 31	543,210	446,473

(1)In the case of Bancolombia S.A., in 2023 the discount rate decreased from 14.00% to 11.75% and the nominal inflation rate from 7.30% to 6.35%, generating an actuarial loss of COP 33,545, while in 2022 the discount rate increased from 8.00% to 14.00%, producing an actuarial gain of COP 33,143.

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the Consolidated Statement of Income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2023	2022
In millions of COP
Pension	286,621	231,676
Current severance regimen	82,963	63,802
Total	369,584	295,478

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	11.75%	14.25%
Rate of wage increase	8.85%	9.80%
Projected inflation	6.35%	7.30%
Rate of pension increase	6.35%	7.30%

Bancolombia Panamá

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	7.00%	6.50%
Rate of wage increase	2.00%	2.00%
Projected inflation	2.00%	2.00%

Banistmo

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	7.60%	6.90%
Expected long-term rate of return on plan assets	2.20%	0.70%

El Salvador

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	6.20%	5.80%
Rate of wage increase	2.50%	2.50%
Projected inflation	1.50%	1.50%

Guatemala

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	9.00%	10.20%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%

In 2023, assumptions regarding future longevity have been based on mortality tables, which reflect average ages of mortality from 20-60 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2023 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

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

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2024	15,217	90,557
2025	15,296	83,744
2026	15,443	98,699
2027	15,388	89,188
2028	15,357	98,452
2029 a 2033	71,711	483,520

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

There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.

Colombia

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.25%	0.50% increase	(2,899)
Discount rate	11.25%	0.50% decrease	3,071
Salary increases	6.85%	0.50% increase	3,436
Salary decreases	5.85%	0.50% decrease	(3,264)
Mortality Table	RV-08 ("Rentistas Validos")	One year increase in life expectancy	4,229

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.25%	0.50% increase	(5,412)
Discount rate	11.25%	0.50% decrease	5,894
Salary increases	9.35%	0.50% increase	6,058
Salary decreases	8.35%	0.50% decrease	(5,602)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.75%	0.50% increase	(177)
Discount rate	10.75%	0.50% decrease	182
Salary increases	9.35%	0.50% increase	410
Salary decreases	8.35%	0.50% decrease	(402)

Panama

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.10%	0.50% increase	(102)
Discount rate	7.10%	0.50% decrease	108
Mortality Table	RP-2000	One year increase in life expectancy	86

Guatemala

Defined Benefit Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.50%	0.50% increase	(2,226)
Discount rate	8.50%	0.50% decrease	2,546
Salary increases	5.50%	0.50% increase	1,653
Salary decreases	4.50%	0.50% decrease	(1,482)
Mortality Table	RP-2000	One year increase in life expectancy	784

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.00%	0.50% increase	(1,461)
Discount rate	8.00%	0.50% decrease	1,537
Salary increases	5.50%	0.50% increase	1,582
Salary decreases	4.50%	0.50% decrease	(1,515)

El Salvador

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.70%	0.50% increase	(724)
Discount rate	5.70%	0.50% decrease	778
Salary increases	3.00%	0.50% increase	134
Salary decreases	2.00%	0.50% decrease	(183)

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.25%	0.50% increase	(14,948)
Discount rate	11.25%	0.50% decrease	15,879
Salary increases	9.35%	0.50% increase	16,208
Salary decreases	8.35%	0.50% decrease	(14,405)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.10%	0.50% increase	(892)
Discount rate	8.10%	0.50% decrease	952
Salary increases	5.50%	0.50% increase	981
Salary decreases	4.50%	0.50% decrease	(926)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.70%	0.50% increase	(132)
Discount rate	5.70%	0.50% decrease	140

Bonuses and short-term benefits

Short-term employment benefit plans recognized in the Consolidated Statement of Financial Position in the line “other liabilities” consist of the following:

	December 31,	December 31,
Other employment benefit plans	2023	2022
In millions of COP
Current severance obligation	95,732	73,475
Bonuses and short-term benefits(1)	734,916	640,458
Other employment benefit plans	830,648	713,933
(1)	The increases between December 31, 2023 and 2022, corresponds to the bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2023	December 31, 2022
In millions of COP
Payables	4,746,323	3,629,433
Suppliers(1)	1,653,424	2,333,289
Advances to obligations	1,199,509	1,082,447
Dividends(2)	870,846	769,181
Collection services	820,393	1,032,613
Deposits delivered as security(3)	795,628	655,176
Bonuses and short-term benefits(4)	734,916	640,458
Security contributions	524,741	473,247
Provisions(5)	401,111	417,242
Salaries and other labor obligations(6)	396,734	359,673
Deferred interests	217,507	96,939
Advances in leasing operations and loans	186,547	282,173
Liabilities from contracts with customers(7)	60,128	56,856
Other	40,774	50,484
Total	12,648,581	11,879,211
(1)	The decrease corresponds mainly to cancellations of supplier invoices for purchases and imports of leasing assets.
(2)	This relates to the last installment pending payment January 2, 2024. See Consolidated Statement of Changes in Equity, distribution of dividends.

(3)	The variation is generated by the valuation of current operations with international counterparties. For more information See Note 5.2. Derivative financial instruments.
(4)	For further information, see Note 19. Employee benefit plans (Bonuses and short-term benefits).
(5)	See Note 21. Provisions and contingent liabilities.
(6)	For more information related to other employee benefits, see Note 19. Employee benefits.
(7)	See Note 25.3. Fees and commissions.

NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES

21.1. Provisions

The following tables show the detail of the provisions at December 31, 2023 and 2022:

As of December 31, 2023

	Judicial	Administrative	Financial	Loan	Onerous
	proceedings	proceedings(1)	guarantees(2)	commitments	contracts(3)	Total
In millions of COP
Balance at January 1, 2023	47,577	84,997	16,501	265,405	2,762	417,242
Net provisions recognized during the period	19,427	11,248	(14,139)	4,394	538	21,468
Provisions used during the period	(10,666)	(3,865)	-	-	-	(14,531)
Translation adjustment	(1,395)	-	(124)	(17,418)	-	(18,937)
Effect of discounted cash flows	(4,131)	-	-	-	-	(4,131)
Final balance at December 31, 2023	50,812	92,380	2,238	252,381	3,300	401,111
(1)	Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; Judicial Proceesing current and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 14,920.
(2)	The balance corresponds mainly to financial guarantees in Bancolombia S.A. and its decrease is due to the cancellation of operations
(3)	Onerous contracts corresponds to Renting Colombia S.A.S.

As of December 31, 2022

	Judicial	Administrative	Financial	Loan	Onerous
	proceedings	proceedings(1)	guarantees(2)	commitments	contracts(3)	Total
In millions of COP
Balance at January 1, 2022	35,815	15,340	31,111	204,655	1,096	288,017
Net provisions recognized during the period	18,958	92,739	(14,716)	48,727	1,666	147,374
Provisions used during the period	(8,863)	(23,082)	-	-	-	(31,945)
Translation adjustment	(1,733)	-	106	12,023	-	10,396
Effect of discounted cash flows	3,400	-	-	-	-	3,400
Final balance at December 31, 2022	47,577	84,997	16,501	265,405	2,762	417,242
(1)	Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 14,002.
(2)	The balance corresponds mainly to financial guarantees in Bancolombia S.A.
(3)	Onerous contracts corresponds to Renting Colombia S.A.S.

The following table shows the changes in the provision for financial guarantees and loan commitments during period at December 31, 2023 and 2022 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2023	140,574	82,615	58,717	281,906
Transfers	34,443	(23,490)	(10,953)	-
Transfer to stage 1	33,530	(24,858)	(8,672)	-
Transfer to stage 2	2,384	4,992	(7,376)	-
Transfer to stage 3	(1,471)	(3,624)	5,095	-
Provisions recognized during the period	56,254	11,515	9,928	77,697
Provisions reversed during the period	(60,779)	(20,306)	(6,357)	(87,442)
Translation adjustment	(12,155)	(5,276)	(111)	(17,542)
Balance at December 31, 2023	158,337	45,058	51,224	254,619

	Stage1	Stage2	Stage3	TOTAL
Balance at January 1, 2022	104,204	59,825	71,737	235,766
Transfers	24,198	1,873	(26,071)	-
Transfer to stage 1	25,578	(17,581)	(7,997)	-
Transfer to stage 2	119	21,547	(21,666)	-
Transfer to stage 3	(1,499)	(2,093)	3,592	-
Provisions recognized during the period	60,707	22,636	8,149	91,492
Provisions reversed during the period	(55,730)	(6,559)	4,808	(57,481)
Translation adjustment	7,195	4,840	94	12,129
Balance at December 31, 2022	140,574	82,615	58,717	281,906

Judicial proceedings

Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2023 and 2022. In addition, the Bank does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.

Onerous contracts

For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Financial guarantees

As of December 31, 2023

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	826,699
Guarantees greater than 1 month and up to 3 months	3,778,824
Guarantees greater than 3 months and up to 1 years	5,609,521
Guarantees greater than 1 year and up to 3 years(1)	1,489,899
Guarantees greater than 3 years and up to 5 years	450,875
Guarantees greater than 5 years	535,380
Total	12,691,198
(1)	The decrease with respect to the previous year is mainly due to the cancellation of operations with the following economic sectors: energy, private, among others.

As of December 31, 2022

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	757,658
Guarantees greater than 1 month and up to 3 months	1,286,137
Guarantees greater than 3 months and up to 1 years	5,695,172
Guarantees greater than 1 year and up to 3 years	3,660,806
Guarantees greater than 3 years and up to 5 years	134,611
Guarantees greater than 5 years	90,530
Total	11,624,914

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and does not reflect expected results.

Loan commitments

As of December 31, 2023

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	687,405
Commitments greater than 1 month and up to 3 months	11,373
Commitments greater than 3 months and up to 1 years	4,205,833
Commitments greater than 1 year and up to 3 years	2,269,280
Commitments greater than 3 years and up to 5 years	3,411,570
Commitments greater than 5 years	648,153
Total	11,233,614

As of December 31, 2022

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	745,606
Commitments greater than 1 month and up to 3 months	1,028,896
Commitments greater than 3 months and up to 1 years	1,271,666
Commitments greater than 1 year and up to 3 years	5,308,195
Commitments greater than 3 years and up to 5 years	6,683,599
Commitments greater than 5 years	827,797
Total	15,865,759

21.2. Contingent liabilities

Contingencies due to judicial or administrative proceedings/litigations in which Bancolombia and the entities with which financial statements are consolidated as of December 31, 2023, and that represent a contingency superior to USD 6,585 are listed as follows.

Some of the proceedings in which the claims are inferior and that were revelated in prior periods will be kept to provide information about its evolution.

BANCOLOMBIA S.A.

Neos Group S.A.S. (in reorganization) and Inversiones Davanic S.A.S.

On November 3, 2022, Bancolombia was informed of a lawsuit in which the plaintiff contends that a loan agreement is in place between the parties, rather than a lease. The plaintiffs also requested that the purchase and sale agreement be rescinded on the basis that the price of the property was lower than its fair price.

The plaintiffs seek COP 65,000. The likelihood of recovering this amount is considered to be remote because the parties always intended to celebrate a lease and not a different type of contract. On December 7, 2022, Bancolombia issued an answer to the lawsuit. As of December 31, 2023, the proceeding is pending a response to the lawsuit from the other defendant. Bancolombia has not recorded a provision for this matter.

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

As of December 31, 2023, the procedure is pending a first instance judgment. The contingency is deemed to be possible. Bancolombia has not recorded a provision for this matter.

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

Bancolombia has alleged in its defense, among other arguments, that the Bank fully complied with its contractual obligations and that it is not responsible for the loss of the Municipality's resources.

On November 3, 2023, the Contraloría de Cundinamarca at first instance held responsible five individuals, including Bancolombia, for an amount of COP 7,649. Bancolombia filed a motion for reconsideration, and alternatively, an appeal against the decision. These proceedings are pending resolution.

As of December 31, 2023, taking into account these recent developments and further analysis, Bancolombia considers the contingency as possible, therefore has established a provision of COP 7,149. This amount corresponds to the judgment amount, deducting the value to be assumed by the insurance companies involved in the proceeding.

Remediation Plan for Santa Elena´s property

In 1987, Bancolombia (formerly Bank of Colombia) received a property located in Municipio de Cartagena, Colombia from the National Federation of Algodoneros. After the settlement was signed, soil contamination from pesticides and herbicides was found on the property. Bancolombia initiated a civil responsibility judicial procedure against the Federation alleging environmental contamination. On November 13, 2015, the final judgment was issued, and it was decided that the National Federation of Algodoneros was liable for environmental damages and that Bancolombia was not.

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

Currently, these plans have the approval of the Autoridad Nacional de Licencias Ambientales de Colombia (ANLA) and their execution is divided into 3 stages: Stage 1, Stage 2 and Stage 3. Bancolombia appealed the administrative act issued by the ANLA on the basis of technical issues for the execution of Stage 3, and it is pending resolution.

As of December 31, 2023, Bancolombia is progressing in the activities outlined in the plans to reduce contamination levels approved by ANLA, which include the monitoring of soils and waters in the area (Stage 1), monitoring of floors and walls in the warehouses (Stage 2), social management plan with the communities in the influence area of the remediation plan, emergency plan, hazardous waste management plan and biotic environment protection plan.

It is expected to complete the execution of the plans within 36 months, this timeframe may be adjusted based on new analyses or requirements from the authorities. As of December 31, 2023, Bancolombia has established a provision of COP 74,770 for the accomplishment of the remaining activities.

Fredy Alberto Lara Borja

On December 13, 2023, Bancolombia was notified of a lawsuit filed by a former employee of the liquidated company Aluminio Reynolds Santo Domingo S.A, seeking the absolute nullity of the purchase agreement between Leasing Bancolombia and Bancolombia S.A. for two properties signed in 2011. Leasing Bancolombia acquired those properties through a purchase agreement with the company Armarcas E.U, which had received them as a payment from Sociedad Aluminio Reynolds Santo Domingo S.A. The plaintiff requested that the properties be returned to Aluminios Reynolds Santo Domingo´s estate so they can be used as payment of the labor liabilities of the company. The value of the claim is COP 103,943.

Bancolombia filed an appeal against the court´s order admitting the lawsuit arguing, among other reasons, non-compliance of legal requirements and lack of jurisdiction. As of December 31, 2023, it is pending resolution. The contingency is deemed to be remote. Bancolombia has not recorded a provision for this matter.

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

On August 24, 2023, a favorable judgment was issued for Fiduciaria Bancolombia. As of December 31, 2023, the proceeding is pending the resolution of the appeal filed by the plaintiff. The contingency is deemed to be possible. Fiduciaria Bancolombia has not recorded provision for this matter.

BANISTMO

Constructora Tymsa S.A.

In October 2021, Banistmo and Banistmo Investment were notified of a lawsuit in which the plaintiff alleged fraudulent acts involving the sale of the plaintiff´s property. Constructora Tymsa alleges that the signatures and fingerprints in the public instrument of purchase, sale and in the mortgage in favor of Banistmo are false.

The plaintiff seeks USD 10,000, in addition to interests, costs and expenses. Banistmo and Banistmo Investment allege they are not liable for any intentional or negligent conduct in relation to the alleged fraudulent sale of the property. As of December 31, 2023, the proceeding is pending resolution of three incidents, including the lack of jurisdiction incident filed by the bank. The contingency is deemed to be possible. Banistmo has not recorded a provision for this matter.

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

Banistmo has complied with banking law and has handled the information´s confidentiality according to the law and the contract. The plaintiffs seek compensation for material and moral damages, alleging that Banistmo breached confidentiality and banking secret in detriment of the plaintiffs.

As of December 31, 2023, the evidentiary stage is pending. The contingency is deemed to be remote. Banistmo has not recorded a provision for this matter.

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

On October 2013, the plaintiffs filed a claim for compensation of the material and moral damages caused, which according to their valuation, amounts to USD 5,252,000. Banistmo alleges it has complied with the contractual terms outlined in the Affiliate Agreement and the statute of limitations deadline has lapsed, among other defenses.

As of December 31, 2023, commencement of the evidentiary stage is pending. The contingency is deemed to be remote. Banistmo has not recorded a provision for this matter.

DD&C, Carlos Pérez Leal and Others

In October 2022, Banistmo received a communication announcing the filing of a legal action in the Tribunal of First Instance of Kaloum in the Republic of Guinea. This action was initiated by Inversiones DD&C, Carlos Perez Leal and other natural persons against the Central Bank of the Republic of Guinea (“BCRG”) and five international banks, including Banistmo.  The action seeks compensation for damages derived from alleged fraud involving six international transfers for a total USD 1,900 that Inversiones DD&C, who was a client of Banistmo at the time, ordered to be made to a bank account at the BCRG.

The parties who initiated the action are seeking USD 28,100 in “dommages matériels” (which are damages for alleged economic loss), as well as additional amounts in “dommages moraux” (which are damages for alleged non-economic loss, including alleged psychological suffering and moral anguish).

On May 22, 2023, a favorable first instance judgment was issued for Banistmo. The plaintiff filed an appeal against the decision. As of December 31, 2023, the proceeding is pending the scheduling of a date to conclude the appeal hearing.

The contingency is deemed to be remote. Banistmo has not recorded a provision for this matter.

BANCO AGRÍCOLA

Dirección General de Impuestos Internos of El Salvador

The authority on taxes of El Salvador (DGII), in accordance with the resolution of October 2018, determined that Banco Agrícola failed to pay and declare income taxes related to fiscal year 2014 for a total of USD 11,116 and related penalties.

In 2021, the appeal presented by Banco Agrícola was decided. The Tribunal de Apelaciones de los Impuestos Internos y Aduanas (TAII) modified the Resolution issued by DGII, adjusted the rental tax to USD 6,341 and revoked the sanction.

Banco Agrícola filed a lawsuit before the Contentious Administrative Tribunal seeking to overrule DGII´s and TAII´s previous decisions in relation to the tax’s payment. As of December 31, 2023, the initial hearing date is pending.

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

As of December 31, 2023, the proceeding is at the evidentiary stage. The contingency is deemed to be remote. Arrendadora Financiera has not recorded a provision for this matter. A former employee of the plaintiff was convicted of aggravated theft in connection with the facts of this lawsuit.

BANCO AGROMERCANTIL

Bapa Holdings Corp.

On September 20, 2022, a lawsuit against Banco Agromercantil was filed by Bapa Holdings Corp. The plaintiff alleges it invested USD 7,000 through a participation agreement with North Shore Development Company (NDSC) for the development of a housing project that was going to be built in a property, which was security for a loan given by Banco Agromercantil to NDSC, located in Roatan Island, Honduras. Bapa claims BAM caused damages due to its failure to provide information about NDSC´s financial situation and going through with the sale of the credit.

On October 24, 2022, BAM responded to the claim and filed exceptions alleging that it has no commercial relationship with Bapa, and the statute of limitations deadline expired. As of December 31, 2023, the court is pending a ruling on the exceptions to the lawsuit.

The contingency is deemed to be remote. Banco Agromercantil has not recorded a provision for this matter.

Superintendencia de Administración Tributaria (SAT)

The Superintendencia de Administración Tributaria (SAT) de Guatemala ordered a tax adjustment in the fiscal year 2014 of Banco Agromercantil´s rental tax declaration, duly paid by BAM, for a value of USD 13,583 (including tax and sanction). Banco Agromercantil initiated legal proceedings against the decision adopted by de SAT, pleading that the tax discounts applied by the Bank were appropriate.

As a result of the agreement with SAT, BAM made a payment of USD 770 for taxes and penalties. As of December 31, 2023, the suspension of the case is still pending.

NOTE 22. SHARE CAPITAL

The subscribed and paid-in capital is the following:

Share capital	December 31, 2023	December 31, 2022
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total subscribed and paid-in shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914

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

Dividends declared with respect to	Cash dividends per share
net income earned in:	(Stated in COP)
2023	3,536
2022	3,536
2021	3,120
2020	260
2019	1,638

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

Reserved Shares

Stocks that are available between maximum authorized shares and paid-in shares. The Bank has not reserved shares.

NOTE 23. APPROPRIATED RESERVES

As of December 31, 2023 and 2022, the appropriated retained earnings consist of the following:

Concept	December 31, 2023	December 31, 2022
In millions of COP
Appropriation of net income(1)(2)	12,794,057	12,768,264
Others(3)	7,250,712	3,162,401
Total Appropiated reserves	20,044,769	15,930,665
(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.

(2)	As of December 31, 2023 and December 31, 2022 includes reclassification of unclaimed dividends under Article 85 of the Bancolombia S.A Bylaws for COP 557 and COP 574, respectively.
(3)	At Bancolombia S.A, the creation of an occasional reserve for equity strengthening and future growth continues, which was approved at the General Shareholders Meeting.

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

As of December 31, 2023

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,028,501	159,609,365	160,637,866
The Bank’s interest-assets
Investments at fair value through profit or loss	80,436	-	80,436
Investments at fair value through other comprehensive income	22,149	-	22,149
Loans and advances to customers	-	7,997,406	7,997,406
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	102,585	7,997,406	8,099,991
The Bank’s maximum exposure	102,585	7,997,406	8,099,991
Fees income	3,763	474,136	477,899

As of December 31, 2022

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,198,421	149,688,085	150,886,506
The Bank’s interest-assets
Investments at fair value through profit or loss	87,048	-	87,048
Investments at fair value through other comprehensive income	26,936	-	26,936
Loans and advances to customers	-	6,116,373	6,116,373
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	113,984	6,116,373	6,230,357
The Bank’s maximum exposure	113,984	6,116,373	6,230,357
Fees income	4,532	435,177	439,709

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

NOTE 25. OPERATING INCOME

25.1. Interest and valuation on financial instruments

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
In millions of COP
Interest on debt instruments using the effective interest method(1)	1,029,377	588,792	311,488
Interest and valuation on financial instruments
Debt investments(2)	628,082	1,198,296	466,124
Repos	137,014	(84,410)	(56,555)
Spot transactions	(28,590)	77,433	27,348
Derivatives	(157,818)	171,381	33,637
Total valuation on financial instruments	578,688	1,362,700	470,554
Total Interest and valuation on financial instruments	1,608,065	1,951,492	782,042

(1)The increase is mainly presented in Bancolombia S.A., due to higher profits in the valuation of TDA (Títulos de Desarrollo Agropecuario).

(2) In 2023 the decrease is mainly presented in Bancolombia S.A., due to a lower volume and lower valuation in the portfolio of securities issued by foreign governments (United States Treasury Bonds), which are directly related to the variations in the exchange rate, offset by an increase in the valuation of fixed rate TES.

25.2.       Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
In millions of COP
Deposits(1)	13,323,516	6,141,680	2,814,505
Borrowing costs(1)	1,658,996	763,717	293,949
Debt instruments in issue	1,426,615	1,328,511	1,053,441
Lease liabilities(2)	113,815	111,349	111,556
Preferred shares	57,701	57,701	57,701
Overnight funds	30,540	11,375	3,870
Other interest (expense)	57,112	28,137	16,534

Total interest expenses	16,668,295	8,442,470	4,351,556

(1)The intervention rate issued by the Banco de la República de Colombia for the period of 2023 started at 12.00% and closed at 13.00%, for 2022 it started at 3.00% and closed at 12.00% and for 2021 it started at 1.75% and closed at 3.00%. This has an impact on the rates of deposits and financial obligations in addition, there was an increase of time deposits.

(2) See Note 7.2. Lessee.

Net interest income is defined as interest on loan portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense amounts to COP 19,601,869 COP 16,929,815 and COP 11,304,222 for the years ended in December 31, 2023, 2022 and 2021, respectively.

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

Services

These are the maintenance services performed on the fleet owned by the customers, these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 5% and 10% depending on the customer.

The contract is written, is based on a framework contract which is held between the customers which contains the general terms of negotiation and the payment terms are generally 30 days after generating the invoice. The revenue is recognized when the service is provided. There is no financing nor sanctions for early cancellations.

To view the details of the balance, refer to line ‘Logistics services’ in Note 25.4 Other operational Income.

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

The Bank presents the information on revenue from contracts with customers in accordance with its operating segments defined earlier in Note 3. Operating Segments for each of the principal services offered.

The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers, for further information about composition of Bank’ segments see Note 3. Operating segments:

As of December 31, 2023

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial estabilshments	2,467,174	272,380	233,049	95,833	-	-	-	1,992	-	3,070,428
Bancassurance	924,280	72,705	77	-	104	29	126	-	-	997,321
Banking services	593,729	110,271	157,386	68,857	-	-	-	37,746	23,574	991,563
Payment and collections	950,167	15,236	-	-	-	-	-	-	-	965,403
Fiduciary Activities and Securities	-	20,233	6,399	851	361,632	-	74,377	54	-	463,546
Acceptances, Guarantees and Standby Letters of Credit	72,335	25,159	5,211	3,173	-	-	-	1,803	-	107,681
Investment banking	-	980	1,225	-	-	55,888	10,728	-	-	68,821
Brokerage	-	15,568	-	-	-	-	11,140	-	-	26,708
Others	244,414	398	76,221	54,486	229	-	7,614	5,633	412	389,407
Total revenue of contracts with customers	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878

As of December 31, 2022

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial estabilshments	2,248,727	232,637	216,977	79,551	-	-	-	1,868	-	2,779,760
Bancassurance	814,653	57,858	97	-	29	8	32	-	-	872,677
Banking services	481,103	91,938	142,047	78,264	-	-	-	31,277	12,732	837,361

Payment and collections	851,983	13,975	-	-	-	-	-	-	-	865,958
Fiduciary Activities and Securities	-	18,975	6,522	803	318,840	-	78,509	53	-	423,702
Acceptances, Guarantees and Standby Letters of Credit	58,293	18,382	10,081	3,774	-	-	-	828	-	91,358
Investment banking	-	550	1,482	-	-	86,224	15,667	-	-	103,923
Brokerage	-	11,888	-	-	-	-	15,960	-	-	27,848
Others	229,804	380	66,971	56,162	-	-	1,198	7,995	5,429	367,939
Total revenue of contracts with customers	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526

As of December 31, 2021

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial estabilshments	1,830,128	174,226	168,273	61,831	-	-	-	1,663	-	2,236,121
Bancassurance	636,632	49,730	129	-	40	10	51	-	-	686,592
Banking services	414,870	69,379	118,532	56,548	-	-	-	22,902	-	682,231
Payment and collections	723,297	10,064	-	-	-	-	-	-	-	733,361
Fiduciary Activities and Securities	-	17,420	6,567	704	347,838	-	90,548	46	-	463,123
Acceptances, Guarantees and Standby Letters of Credit	43,863	16,125	6,928	3,716	-	-	-	1,917	-	72,549
Investment banking	-	1,998	1,353	-	-	79,521	11,481	-	-	94,353
Brokerage	-	12,661	-	-	-	-	14,193	-	-	26,854
Others	192,682	-	57,942	37,109	-	-	1,009	6,781	3,097	298,620
Total revenue of contracts with customers	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804

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

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2023, 2022 and 2021:

	2023	2022	2021
	In millions of COP
Accounts receivable from contracts with customers(1)	259,516	192,029	182,672
Liabilities from contracts with customers(2)(3)(4)	60,128	56,856	55,025

(1) Allowances for receivables from customers are COP 21,591, COP 15,330 and COP 16,537 for the year 2023, 2022 and 2021, respectively.

(2) Contract liabilities are mainly related to commissions received from customers when the Bank issues financial guarantees. They are recognized as income during the term of the contract, according to the form and frequency of payment of the commissions. The weighted-average expected period for income recognition as of December 31, 2023 was 1.3 years, as of December 31, 2022, 1.6 years and as of December 31, 2021 was 1.3 years.

(3) During the years 2023 and 2022, income was recognized for COP 55,179 and COP 45,656 respectively from the liability of contracts with clients at the beginning of the period.

(4) See Note 20. Other liabilities.

The contract liabilities increased COP 3,272 in 2023 and COP 1,831 in 2022. The changes in contract liabilities are due to performance circumscribed in the contract.

Fees and Commissions Expenses

Fees and Commissions Expenses	2023	2022	2021
	In millions of COP
Banking services	1,483,701	1,242,590	798,729
Sales, collections and other services	851,784	708,803	619,715
Correspondent banking	504,227	406,567	307,308
Payments and collections	41,904	34,720	26,897
Others	215,664	197,486	108,034
Total expenses for commissions	3,097,280	2,590,166	1,860,683

25.4.        Other operating income

The following table sets forth the detail of other operating income net for the years ended December 31, 2023, 2022 and 2021:

Other operating income	2023	2022	2021
	In millions of COP
Leases and related services(1)	1,771,016	1,362,677	936,574
Net foreign exchange and Derivatives Foreign exchange contracts(2)	1,215,064	(373,045)	296,534
Investment property valuation(3)	197,526	236,617	67,762
Gains on sale of assets	170,910	171,482	227,445
Logistics services	136,118	165,738	140,451
Insurance(4)	86,330	92,294	54,833
Other reversals	67,617	64,467	56,381
Penalties for failure to contracts	13,855	6,833	15,680
Others	321,214	326,372	226,481
Total Other operating income	3,979,650	2,053,435	2,022,141

(1)Corresponds to operating leases for COP 833,244, COP 649,693 and COP 412,286, other related leasing services for COP 660,442, COP 541,436 and COP 375,275 (see Note 7.1 lessor), property leases for COP 228,325, COP 157,511 and COP 139,021 (see Note 11. Investment properties) and other assets for COP 49,005, COP 14,037, COP 9,992 for the years ended December 31, 2023, 2022 and 2021 respectively.

(2) Corresponds to the management of assets and liabilities in foreign currencies and the volatility of the U.S. dollar.

(3) In 2022 increased in properties and variation in fair value due to improved market conditions at the reporting date.

(4)Corresponds to income from insurance operations of Seguros Agromercantil S.A., subsidiary domiciled in Guatemala. In 2023, it includes the effect of the adoption of IFRS 17 Insurance Contract. See Note 32. Impacts on the application of new standards.

25.5. Dividends and net income on equity investments

The following table sets forth the detail of dividends received, and share of profits of equity method investees for the years ended December 31, 2023, 2022 and 2021:

Dividends and net income on equity investments	2023	2022	2021
	In millions of COP
Dividends(1)	127,427	59,072	108,079
Equity method(2)	113,115	219,105	199,652
Equity investments and other financial instruments(3)	22,944	(672)	7,253
(Losses) Gains on sale of investments in associates(4)	-	(34,451)	9,896
Impairment of investments in associates and joint ventures(5)	(108,175)	(9,633)	(1,733)
Others(6)	54,874	2,433	5,197
Total dividends received, and share of profits of equity method investees	210,185	235,854	328,344
(1)	As of December 31, 2023, 2022 and 2021, includes dividends received from equity investments at fair value through profit or loss for COP 768, COP 6,209 and COP 40,188, the decrease is the result of lower dividends on the preferred share of Tuya S.A and investments derecognised for COP 341, COP 116 and COP 251, respectively, dividends from equity investments at fair value through OCI for COP 18,464, COP 16,842 and COP 12,665, respectively and investments derecognised for COP 3,231 in 2023. Additionally, includes returns received of the associate at fair value P.A. Viva Malls for COP 104,623, COP 35,905, and COP 50,208, respectively. For further information, see Note 8. Investments in associates and joint ventures.
(2)	Corresponds to income from equity method of investments in associates as of December 31, 2023, 2022 and 2021 for COP 230,704, COP 265,885 and COP 179,032 (includes valuation of investments in associates at fair value), respectively, and joint ventures for COP (117,589), COP (46,780) and COP 20,620, respectively. For further information, see Note 8. Investments in associates and joint ventures.
(3)	For 2023, the increase is explained by the effect of the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of the Colombia, Perú and Chile Stock Exchanges in November 2023. For more information see Note 5.1. Financial assets investments.
(4)	In December 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., to comply with the authorized investment regime, and a loss of COP (41,434) was recognized, see Note 8 Investments in associates and joint ventures. Additionally, as a result of the sale in 2019 of the investments in the associates Avefarma S.A.S, Glassfarma Tech S.A.S. and Panamerican Pharmaceutical Holding Inc., COP 6,983 was received as contingent payment. For 2021, COP 9,896 had been received.
(5)	Corresponds to the impairment of associates and joint ventures, for 2023 in Compañía de Financiamiento TUYA S.A. recognized in the Investment Banking segment for COP 106,574, Reintegra S.A.S. for COP 2,017 and recovery of impairment in Fondo de Capital Privado Ruta del Sol compartimento A for COP 416 for impairment recorded in 2022, both recognized in the segment Others. For 2022, the impairment corresponds to Reintegra S.A.S for COP 7,688, Fondo de Capital Privado Ruta del Sol compartimiento A for COP 6,514 and Viliv S.A.S. (in liquidation) for COP 463, recognized in Others segments, offset by the recovery of impairment of the associate Internacional Ejecutiva de Aviación S.A.S for COP 5,032, impairment recognized in 2021 in the Investment Banking segment. For further information, see Note 8. Investments in associates and joint ventures.
(6)	For 2023, corresponds to gains recognized in acquisitions of P.A. Calle 84 (2) and P.A. Calle 84 (3) for COP 31,117 and P.A. Nomad Central for COP 23,757 from a bargain purchase. In 2022, this income corresponded to P.A. Fai Calle 77. For 2022, corresponds to gains recognized in acquisition of P.A. FAI Calle 77 from a bargain purchase. In 2021, corresponds to gains recognized by the Bank as the difference between book value and fair value of Wompi S.A.S. (before Vlipco S.A.S.) previous to its acquisition date, the transaction was completed in November 2021. For further information, see Note 9.3. Business combination.

NOTE 26. OPERATING EXPENSES

26.1.       Salaries and employee benefit

The detail for salaries and employee benefits for the years ended December 31, 2023, 2022 and 2021 is as follows:

Salaries and employee benefit	2023	2022	2021
In millions of COP
Salaries(1)	2,286,471	1,897,710	1,648,872
Bonuses(2)	940,292	823,517	714,353
Private premium(3)	651,048	423,261	384,056
Social security contributions	546,434	447,017	355,166
Indemnization payment	179,916	189,643	137,453
Other benefits(4)	746,073	636,508	542,696
Total Salaries and employee benefit	5,350,234	4,417,656	3,782,596
(1)	This is mainly explained by salary increases indexed to inflation.
(2)	Corresponds mainly to bonuses for employees in accordance with the variable compensation model of the Bank.
(3)	The increase corresponds to a higher provision due to a decrease in the nominal rate and the inflation rate.
(4)	Includes vacations, severance and interest on severance, pension and employee benefits, mainly policy benefits, training and recreation.

26.2.       Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2023, 2022 and 2021 is as follows:

Other administrative and general expenses	2023	2022	2021
	In millions of COP
Fees(1)	943,781	864,520	758,986
Maintenance and repairs(2)	900,251	757,861	592,493
Insurance(3)	738,786	640,753	495,146
Data processing(4)	473,059	362,621	363,105
Frauds and claims(5)	346,899	258,834	182,916
Transport	233,856	232,471	198,828
Advertising	175,690	185,122	153,066
Cleaning and security services	129,460	117,966	111,717
Public services	125,433	119,949	149,029
Contributions and affiliations	109,038	116,118	101,727
Communications	74,685	72,501	71,861
Properties improvements and installation	66,438	70,845	64,554
Useful and stationery	57,061	55,045	53,476
Disputes, fines and sanctions(6)	43,499	63,519	13,106
Real estate management	33,637	30,216	28,962
Travel expenses	31,813	25,600	10,713
Publications and subscriptions	22,574	20,644	17,775
Storage services	16,321	15,013	14,666
Legal expenses	14,136	10,573	6,834
Others	497,527	539,729	351,546
Total other administrative and general expenses(7)	5,033,944	4,559,900	3,740,506
Taxes other than income tax(8)	1,433,148	929,512	719,593
(1)	Increase generated mainly by digital transformation fees.
(2)	Increase is caused mainly by vehicle maintenance for COP 85,247 and computer equipment maintenance for COP 46,626.
(3)	The increase is mainly generated by Fogafin deposit insurance due to an increase in the volume of time deposits.

(4)	In 2023, the increase generated mainly by license maintenance services, electronic data processing and technology services.
(5)	The increase is generated mainly in virtual transactions and cards frauds.
(6)	The amount for the year 2022 includes the following events: Banagrícola and subsidiaries by USD 4,000 due to out-of-court closing of contingency and in Banistmo and subsidiaries by USD 2,500 due to judgment against.
(7)	As of December 31, 2021, the Consolidated Statement of Income disclosed the line "Other expenses" for COP 218,586. Considering the nature of the operations contained in this caption, the Bank decided to reclassify this item in the Consolidated Statement of Income as of December 31, 2023, 2022 and 2021 in the line "Other administrative and general expenses". For comparative purposes, figure disclosed in 2021 in the line "Other administrative and general expenses" for COP 3,521,920 were modified to COP 3,740,506.
(8)	The increase mainly generates in industry and commerce taxes, value added tax (IVA) and Tax on Financial Movements (GMF).

26.3.       Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2023, 2022 and 2021 is as follows:

Impairment, depreciation and amortization	2023	2022	2021
	In millions of COP
Depreciation of premises and equipment(1)	636,376	560,596	466,179
Depreciation of right-of-use assets(2)	229,665	212,861	190,819
Amortization of intangible assets(3)	212,317	175,991	198,169
Impairment of other assets, net(4)(5)	46,501	31,127	65,391
Total impairment, depreciation and amortization	1,124,859	980,575	920,558

(1)See Note 10 Premises and equipment, net.

(2)See Note 7.2 Lessee.

(3)See Note 9 Goodwill and intangibles assets, net.

(4) Includes value for impairment of property and equipment for COP 4,480 in 2023 and COP 3,536 in 2022.

(5)The detail of the impairment of other assets net by operating segments for the years ended December 31, 2023, 2022 and 2021 is presented in the table below:

Impairment (recovery) of other assets, net	2023	2022	2021
	In millions of COP
Banking Colombia	45,122	24,187	38,632
Banking Panama	5,290	12,599	17,962
Banking Guatemala	8,929	12,101	7,554
All other segments	4,713	1,803	848
International Banking	1,730	314	-
Banking El Salvador(1)	(19,283)	(19,877)	395
Total(2)	46,501	31,127	65,391

(1)Corresponds mainly to the Net realizable value (NRV) and higher sales generated in 2022 compared to 2021.

(2)The variation in 2023 with respect to 2022 is mainly to the Net realizable value (NRV).

During 2023, 2022 and 2021, no significant cybersecurity breaches materialized, according to the data security policies established by Management.

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

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank had no dilutive potential common shares as of December 31, 2023, 2022 and 2021.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2023, 2022 and 2021 (in millions of pesos, except per share data):

	2023	2022	2021
Income from continuing operations before attribution of non-controlling interests	6,214,971	6,996,365	4,207,787
Less: Non-controlling interests from continuing operations	98,035	212,875	120,992
Net income from controlling interest	6,116,936	6,783,490	4,086,795
Less: Preferred dividends declared	1,541,003	1,352,921	59,851
Less: Allocation of undistributed earnings to preferred stockholders	1,303,784	1,805,191	1,830,636
Net income allocated to common shareholders for basic and diluted EPS	3,272,149	3,625,378	2,196,308
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and diluted earnings per share to common shareholders	6,420	7,113	4,309
Basic and diluted earnings per share from continuing operations	6,420	7,113	4,309

NOTE 28. RELATED PARTY TRANSACTIONS

IAS 24 Related Party Disclosures requires that an entity discloses:

(a)	Transactions with its related parties; and
(b)	Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.

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

Between the Parent Company and its related parties, during the periods ending at December 31, 2023, 2022 and 2021, there were no:

-	Loans that for its contractual terms do not represent a lending transaction.
-	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
-	Operations whose characteristics differ from those carried out with third parties
-	Guarantees, pledges or commitments given or received in respect of the aforementioned transactions.

As of December 31, 2023

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank's capital(1)	management
In millions of COP
Assets
Financial assets investments	6,050	-	54,001
Derivative financial instruments	48,747	-	7,297
Loans and advances to customers	1,850,407	22,437	271,676
Allowance for loans, advances and lease losses	(1,455)	(50)	(760)
Investment in associates and joint ventures	-	-	2,997,603
Other assets	17,951	18	271,263
Total assets	1,921,700	22,405	3,601,080

Liabilities
Deposits by customers	1,434,117	16,312	141,853
Derivative financial instruments	14	209	1,068
Other liabilities	23,070	59	70,387
Total liabilities	1,457,201	16,580	213,308

Income
Interest on loans and financial leases	157,451	1,783	27,925
Valuation on financial instruments	97	-	11,998
Fees and commissions income	744,000	98	14,647
Dividends and net income on equity investments(2)	213	-	109,563
Derivatives Foreign exchange contracts	63,060	(218)	27,174
Other operating income	48,531	9	9,806
Net income	1,013,352	1,672	201,113

Expenses
Interest expenses	181,085	1,038	8,261
Credit impairment charges, net	(8,307)	4	(1,193)
Fees and commissions expenses	590	-	152,563
Employee benefits(3)	89,199	93	-
Other administrative and general expenses	159,184	2,492	23,644
Total expenses	421,751	3,627	183,275
(1)	Includes Grupo Sura conglomerate.
(2)	Includes impairment of associates and joint ventures mainly in TUYA S.A. for COP 106,574.
(3)	In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

As of December 31, 2022

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank's capital(1)	management
In millions of COP
Assets
Financial assets investments	5,711	-	51,991
Derivative financial instruments	191	5	8
Loans and advances to customers	947,150	28,935	342,896
Allowance for loans, advances and lease losses	(9,746)	(49)	(3,470)
Investment in associates and joint ventures	-	-	2,915,633
Other assets(2)	17,520	41	209,350
Total assets	960,826	28,932	3,516,408

Liabilities
Deposits by customers	1,364,663	14,433	161,708
Derivative financial instruments	23	-	27,571
Other liabilities(2)	26,803	56	54,017
Total liabilities	1,391,489	14,489	243,296

Income
Interest on loans and financial leases	74,896	1,249	21,715
Valuation on financial instruments	-	-	994
Fees and commissions income	929,721	100	20,574
Dividends and net income on equity investments	30	-	224,602
Net foreign exchange and Derivatives Foreign exchange contracts	(10,158)	984	(30,484)
Other operating income	50,816	28	99,855
Net income	1,045,305	2,361	337,256

Expenses
Interest expenses	112,403	301	8,483
Credit impairment charges, net	10,171	50	(550)
Fees and commissions expenses	19	-	180,951
Employee benefits(3)	76,455	117	-
Other administrative and general expenses	161,367	2,056	30,792
Total expenses	360,415	2,524	219,676
(1)	Includes Grupo Sura conglomerate.
(2)	The values disclosed for Other assets and Other liabilities corresponding to Stockholders with an interest equal or higher than 20% as of December 31, 2022 were restated from COP 54,842 to COP 17,520 and from COP 163,385 to 26,803, respectively; this restatement has no effect on the Financial Statements and their notes, and it was also concluded that the revised figures were adjusted and disclosed on a comparative basis.
(3)	In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

As of December 31, 2021

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank’s capital(1)	management
In millions of COP
Assets
Financial assets investments	2,755	-	9,635
Derivative financial instruments	-	25	-
Loans and advances to customers	937,190	17,821	234,956
Allowance for loans, advances and lease losses	(3,028)	(84)	(5,360)
Investment in associates and joint ventures	-	-	2,720,559
Other assets	7,644	913	172,636
Total assets	944,561	18,675	3,132,426

Liabilities
Deposits by customers	2,101,846	8,175	194,864
Derivative financial instruments	-	6	8,565
Other liabilities	1,120	368	36,596
Total liabilities	2,102,966	8,549	240,025

Income
Interest on loans and financial leases	29,092	759	11,443
Valuation on financial instruments	-	-	1,560
Fees and commissions income	737,402	98	13,056
Dividends and net income on equity investments	58	-	289,423
Net foreign exchange and Derivatives Foreign exchange contracts	(1,840)	1,112	(9,966)
Other operating income	278	-	55,524
Net income	764,990	1,969	361,040

Expenses
Interest expenses	16,564	93	1,403
Credit impairment charges, net	3,043	92	5,123
Fees and commissions expenses	17	-	130,950
Employee benefits(2)	60,221	19	-
Other administrative and general expenses	14,148	1,724	32,071
Total expenses	93,993	1,928	169,547
(1)	Includes Grupo Sura conglomerate.
(2)	In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

During the years ending December 31, 2023, 2022 and 2021, the Bank paid fees to the directors of  COP 2,306, COP 1,937 and COP 1,655, respectively, as compensation for attending meetings of the Board and its Committees.

The payments to senior management in the same periods were COP 18,387, COP 15,776 and COP 10,487 for short-term retributions and COP 312, COP 552 and COP 604 for long-term retributions. In 2022, there was a consolidation of the contributions of the Senior Management Pension Plan for COP 36,962 (See Note 19.3 Retirement Pension Premium Plan), and there were payments for post-employment benefits of COP 827 in 2023, COP 642 in 2022 and 3,207 in 2021.

The Parent Company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation, described in the significant accounting policies, see Note 2.C.1 Subsidiaries, meet the definition of related party transactions and were eliminated from the consolidated financial statements.

NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2023 and 2022:

			Non-cash changes
	Balance as of		Foreign
	January 1, 2023	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2023
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	189,052	304,846	(23,603)	-	-	470,295
Borrowings from other financial institutions(1)	19,692,638	(1,674,476)	(4,029,947)	1,658,996	1,395	15,648,606
Debt instruments in issue(1)	19,575,988	(3,494,834)	(2,844,193)	1,426,615	-	14,663,576
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	40,041,882	(4,922,165)	(6,897,743)	3,143,312	1,395	31,366,681
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,607,927 and COP 1,347,889, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the divideds paid during the year to both preferred and common shares holders.

			Non-cash changes
	Balance as of		Foreign
	January 1, 2022	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2022
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	763,325	(579,488)	5,215	-	-	189,052
Borrowings from other financial institutions(1)	8,551,558	7,963,253	2,404,567	763,717	9,543	19,692,638
Debt instruments in issue(1)	21,093,864	(5,767,989)	2,921,602	1,328,511	-	19,575,988
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	30,992,951	1,558,075	5,331,384	2,149,929	9,543	40,041,882
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 536,024 and COP 1,206,895, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the divideds paid during the year to both preferred and common shares holders.

NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	12,096,407	12,096,407	11,039,266	11,039,266
Debt instruments at fair value through OCI	6,148,177	6,148,177	7,977,675	7,977,675
Debt instruments at amortized cost	6,848,082	6,840,867	8,336,360	8,246,876
Derivative financial instruments	6,252,270	6,252,270	4,961,237	4,961,237
Equity securities at fair value	543,210	543,210	544,668	544,668
Other financial instruments(1)	38,319	38,319	42,171	42,171
Loans and advances to customers at amortized cost, net	237,728,544	238,771,724	254,444,099	251,336,077
Investment property	4,709,911	4,709,911	3,994,058	3,994,058
Investments in associates(2)	1,670,782	1,670,782	1,532,156	1,532,156
Total	276,035,702	277,071,667	292,871,690	289,674,184
Liabilities
Deposits by customers	247,941,180	249,340,519	250,992,323	249,503,805
Interbank deposits	606,141	606,141	902,132	902,132
Repurchase agreements and other similar secured borrowing	470,295	470,295	189,052	189,052
Derivative financial instruments	6,710,364	6,710,364	4,737,454	4,737,454
Borrowings from other financial institutions	15,648,606	15,648,606	19,692,638	19,692,638
Preferred shares	584,204	394,550	584,204	350,978
Debt instruments in issue	14,663,576	14,468,650	19,575,988	18,776,819
Total	286,624,366	287,639,125	296,673,791	294,152,878
(1)	For futher information see Note 5.1. Financial assets investments.
(2)	It corresponds to investments in associates P.A Viva Malls and Distrito Vera. See Note 8 Investments in associates and joint ventures.

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

b. Equity securities and other financial instruments

The Bank performs the market price valuation of its investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described above (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities and other financial instruments is based on an assessment of each individual investment using methodologies that include publicly-traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described below in “i. Investment property”.

c. Derivative financial instruments

The Bank holds positions in standardized derivatives, such as futures over local stocks, and over the market representative rate. These instruments are evaluated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

Additionally, the Bank holds positions in Over The Counter (OTC) derivatives, which in the absence of prices, are valued using the inputs and methodologies provided by the pricing services provider, which have the no objection of the SFC.

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

For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.

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

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2023 and 2022:

Financial Assets
	December 31, 2023				December 31, 2022
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	4,363,135	362,470	-	4,725,605	3,960,211	300,019	-	4,260,230
Securities issued or secured by government entities	-	84,990	-	84,990	13,075	65,960	-	79,035
Securities issued by other financial institutions	41,003	654,446	78,729	774,178	77,944	451,285	81,389	610,618
Securities issued by foreign governments	3,621,960	2,652,440	-	6,274,400	3,136,636	2,831,220	-	5,967,856
Corporate bonds	125,010	97,940	14,284	237,234	17,299	104,228	-	121,527
Total debt instruments at fair value through profit or loss	8,151,108	3,852,286	93,013	12,096,407	7,205,165	3,752,712	81,389	11,039,266
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	61,427	-	2,664,295	2,725,722	-	2,590,622	-	2,590,622
Securities issued by other financial institutions	224,049	149,257	-	373,306	465,025	104,332	-	569,357
Securities issued by foreign governments	1,675,193	762,803	-	2,437,996	4,045,118	649,251	-	4,694,369
Corporate bonds	63,475	547,678	-	611,153	-	123,327	-	123,327
Total debt instruments at fair value through OCI	2,024,144	1,459,738	2,664,295	6,148,177	4,510,143	3,467,532	-	7,977,675
Total debt instruments	10,175,252	5,312,024	2,757,308	18,244,584	11,715,308	7,220,244	81,389	19,016,941
Equity securities
Equity securities	89,128	69,400	384,682	543,210	30,884	51,531	462,253	544,668
Total equity securities	89,128	69,400	384,682	543,210	30,884	51,531	462,253	544,668
Other financial assets
Other financial assets	-	-	38,319	38,319	-	-	42,171	42,171
Total other financial assets	-	-	38,319	38,319	-	-	42,171	42,171
Derivative financial instruments
Forwards
Foreign exchange contracts	-	3,308,258	1,073,648	4,381,906	-	982,212	591,740	1,573,952
Equity contracts	-	152	2,863	3,015	-	5,414	105	5,519
Total forwards	-	3,308,410	1,076,511	4,384,921	-	987,626	591,845	1,579,471
Swaps
Foreign exchange contracts	-	1,066,915	237,422	1,304,337	-	1,940,303	454,529	2,394,832
Interest rate contracts	130,792	206,011	15,621	352,424	266,708	569,749	29,170	865,627
Total swaps	130,792	1,272,926	253,043	1,656,761	266,708	2,510,052	483,699	3,260,459
Options
Foreign exchange contracts	6	136,979	73,603	210,588	-	4,240	117,067	121,307
Total options	6	136,979	73,603	210,588	-	4,240	117,067	121,307
Total derivative financial instruments	130,798	4,718,315	1,403,157	6,252,270	266,708	3,501,918	1,192,611	4,961,237
Investment properties
Lands	-	-	325,394	325,394	-	-	123,352	123,352
Buildings	-	-	4,384,517	4,384,517	-	-	3,870,706	3,870,706
Total investment properties	-	-	4,709,911	4,709,911	-	-	3,994,058	3,994,058
Investment in associates at fair value
Investment in associates at fair value	-	-	1,670,782	1,670,782	-	-	1,532,156	1,532,156
Total investment in associates at fair value	-	-	1,670,782	1,670,782	-	-	1,532,156	1,532,156
Total	10,395,178	10,099,739	10,964,159	31,459,076	12,012,900	10,773,693	7,304,638	30,091,231

Financial liabilities
	December 31, 2023				December 31, 2022
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	4,458,528	67,825	4,526,353	-	1,523,795	187,849	1,711,644
Equity contracts	-	8,629	1,852	10,481	-	7,203	-	7,203
Total forwards	-	4,467,157	69,677	4,536,834	-	1,530,998	187,849	1,718,847
Swaps
Foreign exchange contracts	-	1,388,113	102,973	1,491,086	-	1,757,219	160,178	1,917,397
Interest rate contracts	126,728	312,051	11,078	449,857	227,847	728,793	51,662	1,008,302
Total swaps	126,728	1,700,164	114,051	1,940,943	227,847	2,486,012	211,840	2,925,699
Options
Foreign exchange contracts	19	232,568	-	232,587	-	92,908	-	92,908
Total options	19	232,568	-	232,587	-	92,908	-	92,908
Total derivative financial instruments	126,747	6,399,889	183,728	6,710,364	227,847	4,109,918	399,689	4,737,454
Total	126,747	6,399,889	183,728	6,710,364	227,847	4,109,918	399,689	4,737,454

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the Statement of Financial Position, but for which the fair value is disclosed at December 31, 2023 and December 31, 2022:

Assets
	December 31, 2023				December 31, 2022
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Debt instruments
Securities issued by the Colombian Government	67,514	-	-	67,514	197,749	-	-	197,749
Securities issued or secured by government entities	-	49,980	3,075,936	3,125,916	-	3,041,314	-	3,041,314
Securities issued by other financial institutions	209,178	280,662	55,112	544,952	272,157	307,960	-	580,117
Securities issued by foreign governments	150,695	377,560	-	528,255	248,735	517,661	-	766,396
Corporate bonds	774,624	12,620	1,786,986	2,574,230	1,183,046	37,977	2,440,277	3,661,300
Total – Debt instruments	1,202,011	720,822	4,918,034	6,840,867	1,901,687	3,904,912	2,440,277	8,246,876
Loans and advances to customers, net	-	-	238,771,724	238,771,724	-	-	251,336,077	251,336,077
Total	1,202,011	720,822	243,689,758	245,612,591	1,901,687	3,904,912	253,776,354	259,582,953

Liabilities
	December 31, 2023				December 31, 2022
Type of instruments	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Deposits by customers	-	60,236,355	189,104,164	249,340,519	-	40,990,191	208,513,614	249,503,805
Interbank deposits	-	-	606,141	606,141	-	-	902,132	902,132
Repurchase agreements and other similar secured borrowing	-	-	470,295	470,295	-	-	189,052	189,052
Borrowings from other financial institutions	-	-	15,648,606	15,648,606	-	-	19,692,638	19,692,638
Debt instruments in issue(1)	8,021,700	4,025,322	2,421,628	14,468,650	7,714,800	8,898,934	2,163,085	18,776,819
Preferred shares	-	-	394,550	394,550	-	-	350,978	350,978
Total	8,021,700	64,261,677	208,645,384	280,928,761	7,714,800	49,889,125	231,811,499	289,415,424

(1) The decrease in level 2 for the year 2023 corresponds to maturity of securities.

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

	December 31, 2023				December 31, 2022
	Fair-value hierarchy			Total fair	Fair-value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Machinery and equipment	-	-	11,702	11,702	-	-	9,918	9,918
Real estate for residential purposes	-	-	117,476	117,476	-	-	63,283	63,283
Real estate different from residential properties	-	-	30,273	30,273	-	-	22,216	22,216
Total	-	-	159,451	159,451	-	-	95,417	95,417

Changes in level 3 fair-value category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs during 2023 and 2022:

As of December 31, 2023

	Balance,	Included							Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications	(1)	Prepaids	in to	out of	December 31,
	2023	earnings							level 3	level 3	2023
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued by the Colombian Government	-	(4,150)	-	4,150	-	-		-	-	-	-
Securities issued or secured by other financial entities	81,389	12,869	-	2,639	(12,767)	-		(9,613)	4,212	-	78,729
Corporate bonds	-	-	-	-	-	-		-	14,284	-	14,284
Total	81,389	8,719	-	6,789	(12,767)	-		(9,613)	18,496	-	93,013
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	-	173,648	2,490,647	-	-		-	-	-	2,664,295
Total	-	-	173,648	2,490,647	-	-		-	-	-	2,664,295
Derivative financial instruments
Foreign exchange contracts	1,163,336	(60,699)	-	1,295,089	(812,275)	(13,559)		-	46,459	(233,678)	1,384,673
Interest rate contracts	29,170	(10,694)	-	6,957	(4,593)	(38)		-	525	(5,706)	15,621
Equity contracts	105	-	-	2,863	(105)	-		-	-	-	2,863
Total	1,192,611	(71,393)	-	1,304,909	(816,973)	(13,597)		-	46,984	(239,384)	1,403,157
Equity securities
Equity securities	462,253	(3,577)	(8,087)	6,740	(72,647)	-		-	-	-	384,682
Total	462,253	(3,577)	(8,087)	6,740	(72,647)	-		-	-	-	384,682
Other financial instruments
Other financial instruments	42,171	(13,746)	-	9,894	-	-		-	-	-	38,319
Total	42,171	(13,746)	-	9,894	-	-		-	-	-	38,319
Investment in associates
PA Viva Malls	1,530,459	128,028	-	3,192	-	-		-	-	-	1,661,679
PA Distrito Vera	1,697	1,179	-	6,227	-	-		-	-	-	9,103
Total	1,532,156	129,207	-	9,419	-	-		-	-	-	1,670,782
Total Assets	3,310,580	49,210	165,561	3,828,398	(902,387)	(13,597)		(9,613)	65,480	(239,384)	6,254,248
Liabilities
Derivative financial instruments
Foreign exchange contracts	348,027	15,346	-	164,179	(329,858)	(13,559)		-	4,330	(17,667)	170,798
Interest rate contracts	51,662	(6,297)	-	3,628	(41,002)	(38)		-	3,734	(609)	11,078
Equity contracts	-	-	-	1,852	-	-		-	-	-	1,852
Total	399,689	9,049	-	169,659	(370,860)	(13,597)		-	8,064	(18,276)	183,728
Total liabilities	399,689	9,049	-	169,659	(370,860)	(13,597)		-	8,064	(18,276)	183,728
(1)	From derivative assets to derivative liabilities classified in level 3 and vice versa.

As of December 31, 2022

	Balance,	Included							Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications	(1)	Prepaids	in to	out of	December 31,
	2022	earnings							level 3	level 3	2022
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	113,058	11,700	-	3,789	(20,031)	-		(19,181)	10,863	(18,809)	81,389
Total	113,058	11,700	-	3,789	(20,031)	-		(19,181)	10,863	(18,809)	81,389
Derivative financial instruments
Foreign exchange contracts	937,633	270,494	-	607,659	(647,914)	(777)		-	547	(4,306)	1,163,336
Interest rate contracts	46,393	19,887	-	9,323	(8,986)	(3,181)		-	49	(34,315)	29,170
Equity contracts	313	-	-	105	(313)	-		-	-	-	105
Total	984,339	290,381	-	617,087	(657,213)	(3,958)		-	596	(38,621)	1,192,611
Equity securities
Equity securities(2)	335,006	(285)	89,072	15,762	(18,848)	-		-	41,856	(310)	462,253
Total	335,006	(285)	89,072	15,762	(18,848)	-		-	41,856	(310)	462,253
Other financial instruments
Other financial instruments	-	(3,851)	-	46,022	-	-		-	-	-	42,171
Total	-	(3,851)	-	46,022	-	-		-	-	-	42,171
Investment in associates
PA Viva Malls	1,355,688	189,132	-	-	(14,361)	-		-	-	-	1,530,459
PA Distrito Vera	2,680	(983)	-	-	-	-		-	-	-	1,697
Total	1,358,368	188,149	-	-	(14,361)	-		-	-	-	1,532,156
Total Assets	2,790,771	486,094	89,072	682,660	(710,453)	(3,958)		(19,181)	53,315	(57,740)	3,310,580
Liabilities
Derivative financial instruments
Foreign exchange contracts	232,444	88,743	-	188,860	(157,374)	(777)		-	-	(3,869)	348,027
Interest rate contracts	4,312	24,825	-	26,323	(332)	(3,181)		-	396	(681)	51,662
Total	236,756	113,568	-	215,183	(157,706)	(3,958)		-	396	(4,550)	399,689
Total liabilities	236,756	113,568	-	215,183	(157,706)	(3,958)		-	396	(4,550)	399,689
(1)	From derivative assets to derivative liabilities classified in level 3 and vice versa.
(2)	Mainly in Banistmo S.A. of the Telered S.A. instrument, which also includes conversion adjustments.

Level 3 fair value rollforward

The following were the significant level 3 transfers at December 31, 2023 and 2022:

As of December 31, 2023 and 2022, net transfers in Bancolombia S.A. for COP 257,660 and COP 43,171, respectively, from level 3 to level 2 of derivatives foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk of the counterparty to the own credit risk. As of December 31, 2023, net transfers for COP 55,048, from level 2 to level 3 of the derivative foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty.

As of December 31, 2023 and 2022, unrealized gains and losses on debt instruments were COP 8,719 and COP 11,700; equity securities COP (3,577) and COP (285), respectively.

Transfers between level 1 and level 2 of the fair value hierarchy

The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between level 1 and level 2 as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Transfers level 1	Transfers level	Transfers level	Transfers level
	to level 2	2 to level 1	1 to level 2	2 to level 1
In millions of COP
Debt instruments at fair value though profit or loss
Securities issued or secured by foreign government	1,712	-	-	15,885
Securities issued or secured by government entities	13,619.0	-	-	14,459
Corporate bonds	-	8,397	5,282	-
Securities issued by the Colombian Government	-	-	-	5,103
Securities issued or secured by other financial entities	1,848	-	-	-
Total	17,179	8,397	5,282	35,447
Debt instruments at fair value through OCI
Securities issued or secured by foreign government	572,800	-	-	950,235
Securities issued or secured by other financial entities	64,944	-	-	-
Corporate bonds	-	95,572	90,010	-
Total	637,744	95,572	90,010	950,235
Equity securities
Equity securities	13,740	7	-	15,858
Total	13,740	7	-	15,858

As of December 31, 2023 and 2022, the Bank transferred securities from level 1 to level 2, because such securities had lower liquidity and lower trading in an active market.

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

As of December 31, 2023

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	2.06% to 10.73%	5.48%	70,982	75,852
TIPS	74,087	Discounted cash flow	Prepayment Speed	n/a	n/a	78,953	n/a
			Prepayment Speed	n/a	n/a	73,271	n/a
Time deposits	4,642	Discounted cash flow	Yield / Interest rate	2.15% to 5.70%	3.78%	4,277	4,701
Total securities issued by other financial institutions	78,729
Securities issued by the Colombian Government
Bonds by government entities	2,664,295	Discounted cash flow	Yield	0.00% to 1.18%	1.17%	2,658,010	2,679,372
Corporate bonds
Corporate bonds	14,284	Discounted cash flow	Yield	3.49% to 3.49%	3.49%	13,700	14,912
Total debt instruments	2,757,308
Equity securities
Equity securities	384,682	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	38,319	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	1,006,834	Discounted cash flow	Credit spread / Yield	0.00% to 50.58%	7.22%	1,004,399	1,009,283
Swaps	138,992	Discounted cash flow	Credit spread	0.00% to 63.39%	5.86%	139,451	138,577
Options	73,603	Discounted cash flow	Credit spread	0.13% to 33.77%	0.57%	73,048	73,870
Total derivative financial instruments	1,219,429
Investment in associates
P.A Viva Malls	1,661,679	Price-based	Price	n/a	n/a	n/a	n/a
P.A Distrito Vera	9,103	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,670,782

As of December 31, 2022

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	76,014	Discounted cash flow	Yield	2.06% to 9.89%	4.93%	71,208	75,021
			Prepayment Speed	n/a	n/a	77,349	n/a
Time deposits	5,375	Discounted cash flow	Interest rate	4.10% to 5.20%	5.00%	5,033	5,438
Total debt instruments	81,389
Equity securities
Equity securities	462,253	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	42,171	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	403,996	Discounted cash flow	Credit spread / Yield	0.00% to 59.47%	11.05%	405,806	410,413
Swaps	271,859	Discounted cash flow	Credit spread / Yield	0.00% to 39.33%	7.85%	265,949	278,192
Options	117,067	Discounted cash flow	Credit spread	0.10% to 36.40%	0.64%	116,182	117,636
Total derivative financial instruments	792,922
Investment in associates
P.A Viva Malls	1,530,459	Price-based	Price	n/a	n/a	n/a	n/a
P.A Distrito Vera	1,697	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,532,156

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

Comparable prices

The weighted average rates used in the capitalization methodology for revenues in the last quarter for 2023 are:

•   Direct capitalization: initial rate 8.07%.

•   Discounted cash flow: discount rate: 12.44%, terminal rate: 8.25%.

The same weighted rates for the last quarter of 2022 were:

•   Direct capitalization: initial rate 7.86%

•   Discounted cash flow: discount rate: 11.62%, terminal rate: 8.06%.

The ratio between monthly gross income and real estate value directly administered by the FIC (rental rate) considering the differences in placements and individual factors between properties and in a weighted way in the last quarter of 2023 are 0.82% and for December 31, 2022 was 0.61%.

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

Replacement cost

There has been no change to the valuation technique during the year 2023 for each asset.

NOTE 31. SUBSEQUENT EVENTS

Approval of Consolidated Financial Statements

The consolidated financial statements were approved by the Board of Directors on XXX   X, 2024.

NOTE 32. IMPACTS ON APPLICATION OF NEW STANDARDS

a.	Accounting pronouncements applicable in 2023

IFRS 17, issued in May 2017 to replace IFRS 4 Insurance Contracts, applies to insurance contracts, including reinsurance contracts, issued by an entity with specified exceptions; reinsurance contracts held by an entity; and investment contracts with discretionary participation features issued by an entity that issues insurance contracts. An insurance contract is defined as “a contract under which one party (the issuer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder” (IFRS 17).

The standard requires that estimates be remeasured in each reporting period. In the statement of financial position, contracts are measured using the following core components:

•	Discounted probability-weighted cash flows,
•	An explicit risk adjustment, and
•	A Contractual Service Margin (“CSM”) representing the unearned profit of the contract which is recognised as revenue over the coverage period.

IFRS 17 requires an entity to recognise profit from a group of insurance contracts over the period the entity provides services, and as the entity is released from risk. If a group of contracts is or becomes loss-making, the entity is required to recognise the loss immediately.

The portfolio of insurance contracts are detailed below:

Direct Insurance	General Insurance
Life Insurance
Accident and Health
Reinsurance	General Insurance
Life Insurance
Accident and Health

For the measurement of direct insurance and reinsurance portfolios, the Bank adopted the Premium Allocation Approach (“PAA”). Additionally, it considered:

a) Opting to defer cash flows for the acquisition of insurance for direct insurance and reinsurance portfolios. This process involves allocating to groups of related insurance contracts, which are amortized over the coverage period of the respective group.

b) Determining that the Bank’s direct insurance and reinsurance portfolios do not need to adjust the carrying amount of the Liability for Remaining Coverage (“LRC”) to reflect the time value of money and the financial effect, as premiums were measured under the PAA approach.

c) In cases where it is expected that direct insurance and reinsurance portfolios will pay claims over a period exceeding 12 months, the Bank will adjust the carrying amount of the Liability for Incurred Claims (“LIC”) to reflect the time value of money. Otherwise, no adjustment to the carrying amount is required.

d) Recognize in the income statement the financial income and expenses arising from direct insurance and reinsurance contracts, as well as the effect on the liability for incurred claims due to changes in discount rates.

On January 1, 2023, the Bank adopted IFRS 17. This involved the identification, recognition, and measurement of each group of insurance contracts and cash flows for the acquisition of insurance, and derecognized amounts that would not exist if this standard had always been applied. The resulting net difference was recognized in equity.

The effects on the consolidated statement of financial position as of January 1, 2023, are presented below:

Concept	December 31, 2022	Adoption adjustment	January 1, 2023
In millions of COP
Insurance contracts asset(1)	68,991	22,383	91,374
Insurance contracts liability(2)	124,598	21,679	146,277
Retained earnings	-	704	704
(1)	Included in the "Other assets, net" item in the consolidated statement of financial position.
(2)	Included in the "Other liabilities" item in the consolidated statement of financial position.

RISK MANAGEMENT

The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit/ counterparty, liquidity and interest rate of the banking book, operational , business continuity, technological and cybersecurity risk, country risk, Risk Appetite Framework (MAR) and stress tests applicable. In accordance with the requirements of the External Circular (EC) 018 as of September 2021 about the “Comprehensive Risk Management System (SIAR)”, we work continues to comply with the instructions contained in numeral 10 of Part II of Chapter XXXI related to the aggregation of data on risks and reporting, which will become effective no later than December 31, 2023.

Morover, the Bank sent the “Implementation Plan” for the management of interest rate risk of the banking book (RTILB), considering the testing period and the enliquidity risktry into force of the applicable instructions.

To strengthen comprehensive risk management, the Bank has a Three Lines  Model, with a cohesive and coordinated approach, in which its independence is guaranteed. Within the Corporate Governance Framework, the roles of the responsible areas in each line are defined, according to the level of responsibility in Bancolombia, in order to guarantee effective and efficient coordination among them for risk management (in its different stages) and internal control.

First line: owns the processes, products, services, channels, whose activities manage the risks that may contribute or impede the achievement of the Bank’s objectives. The first line owns the risk and defines the design and execution of the organization's controls to respond to those risks.

The 1st line is made up of 1A and 1B, highlighting the following characteristics:

●	Identification, evaluation, control and mitigation of risks.
●	Definition of standards / Implementation of policies, standards and procedures.
●	Execution of control and risk management procedures and activities as part of your daily activity.

Second line: defines the risk and internal control framework, as well as the policies and guidelines for the 1st line to manage risks. It is a global advisory, support and control function that monitors that risks are identified, controlled and managed within appropriate limits.

The 2nd line is made up of 2A and 2B, highlighting the following characteristics and differences:

●	Provision of a risk and internal control framework.
●	Escalation of new risks.
●	Advice and support.

Third line: made up of Internal Audit. It is an independent and objective assurance and advisory function on the internal control system and risk management, highlighting the following characteristics:

●	Independent review.
●	Assurance on the Internal Control System.

●	Evaluation and improvement in the effectiveness of management in risk control.

Credit risk

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty and arises principally from the decline on borrower´s creditworthiness or changes in the business climate. Credit risk is the single largest risk for the Bank's business; the Bank manages its exposure to credit risk.

The information below contains the maximum exposure to credit risk for the periods ending December 31, 2023 and December 31, 2022:

December 31, 2023

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	222,372,889	16,042,661	15,536,097	253,951,647
Commercial	120,773,927	5,453,537	8,459,932	134,687,396
Consumer	46,060,615	4,407,067	4,124,087	54,591,769
Mortgage	32,210,648	2,628,654	1,411,106	36,250,408
Small Business Loans	774,571	260,303	110,143	1,145,017
Financial Leases	22,553,128	3,293,100	1,430,829	27,277,057
Off-Balance Sheet Exposures	39,266,370	154,567	157,801	39,578,738
Financial Guarantees	12,533,868	26,889	130,441	12,691,198
Loan Commitments	26,732,502	127,678	27,360	26,887,540
Loss Allowance	(3,854,240)	(2,581,460)	(10,042,022)	(16,477,722)
Total	257,785,019	13,615,768	5,651,876	277,052,663

December 31, 2022

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	236,770,056	18,656,439	14,497,244	269,923,739
Commercial	126,530,862	8,062,435	8,944,556	143,537,853
Consumer	51,510,943	5,288,921	2,788,857	59,588,721
Mortgage	34,067,734	1,997,270	1,306,369	37,371,373
Small Business Loans	1,093,973	135,528	98,575	1,328,076
Financial Leases	23,566,544	3,172,285	1,358,887	28,097,716
Off-Balance Sheet Exposures	39,476,630	338,136	50,829	39,865,595
Financial Guarantees	11,399,726	202,240	22,948	11,624,914
Loan Commitments *	28,076,904	135,896	27,881	28,240,681
Loss Allowance	(3,017,368)	(3,227,440)	(9,516,738)	(15,761,546)
Total	273,229,318	15,767,135	5,031,335	294,027,788

*The informational disclosed value of loan commitments has been updated.

Other Financial Instruments

Maximum Exposure to Credit Risk - Other Financial Instruments
	Maximum Exposure		Collateral *		Net Exposure
	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Debt instruments	25,148,469	27,418,197	(1,407,484)	(741,197)	23,740,985	26,677,000

Derivatives **	1,824,750	9,189,488	(698,662)	(138,416)	1,126,088	9,051,072
Equity	543,210	544668	-	-	543,210	544,668
Other financial instruments	38,319	42171	-	-	38,319	42,171
Total	27,554,748	37,194,524	(2,106,146)	(879,613)	25,448,602	36,314,911

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

Country Risk

In addition, for the Bank's financial companies, which are subject to the application of the Comprehensive Risk Management System (SIAR), the framework for the management of country risk is included, which refers to the possibility of an entity incurring losses as a result of financial operations abroad due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

The framework has guidelines, processes and methodologies that evaluate periodically the country risk to which it is exposed in its Equity Investments, such as equity investments, those that are executed in jurisdictions different from Colombia that could have a high economic materiality, individually or aggregated by country, and whose purpose is to remain in the country.

Country risk management includes different stages to identificate, measure, control and monitor the risk to which the entity is being exposed. For this management, the business plan, type of operations, their materiality, current and future vocation, as well as the characteristics of the country in which the investment is made. Additionally, it is supported by methodologies and processes used in the management of country risk, developed by the Vice President of Risk and approved by the Board of Directors.

The definition of investment appetite takes into account the assessment of country risk as defined in the SIAR and must ensure compliance with solvency and liquidity indicators, seeking to be consistent with the strength and financial health of the entity.

At the end of 2023, there were no alerts on any investments, nor were any adjustments made for deterioration in investments that could affect or deteriorate the Bank's financial strength.

a.     Credit Risk Management - Loans and Advances

Management of credit risk is carried out through all the credit life cycle. These estages are defined in the following way:

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

In 2023, the dynamics of the Bank’s portfolio were affected by the global economic slowdown and high inflation rates in all the regions where the Bank is present.This, in addition to the uncertainty in the political and social environment and the appreciation of the peso against the dollar, which mainly affected Colombia, had a significant impact on the performance of the portfolio, leaving significant impairments as a result, in particular in the individual portfolios of natural persons., both consumer and mortgage. This led to early interventions in the origination, monitoring and collection policies of portfolios with greater deterioration, with the aim of improving the risk profile of new business, resulting in a reduction in payouts. about that, proactive credit risk management was maintained through the monitoring and follow-up of customers and portfolios, the evaluation of the conditions and specific requirements of each one, as well as the development of methods, tools and models to optimize collection..

Monitoring and reviewing the credit portfolio continues to be a key factor in identifying and applying strategies at different stages of the credit cycle, which has generated the development of new processes and models with traditional, alternative and sectorial information, allowing the management of customers in a timely manner, through local and transversal tools in the countries where the Bank is present, behavioral models and early warning systems, which allow the identification of possible deviations in the projection of portfolio composition.

Risk management during the credit life cycle is developed through the fulfillment of the policies, procedures and methodologies stipulated in the “Comprehensive Risk Management System (SIAR)”, )”, which include the general criteria for evaluating, measuring, assuming, monitoring, controlling and hedging credit risk. In addition, Management has developed process and methodology manuals that specify the policies and procedures for the different products and segments served by the organization in accordance with the strategy approved by the Board of Directors for monitoring and controlling such risk.

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

The Risk Corporate Vice Presidency establishes through internal guidelines the scoring or cut-off points required in the different process of issuing credit. In the same way, this Vice Presidency can adjust parameters to give a different score considering relevant qualitative and quantitative information, such as customer´s sector, financial indicators, historical payment behavior, etc. Moreover, on a monthly basis, large part of the  portfolio is rated considering the established internal models for the purpose of evaluating the credit risk of each borrower and constitutes the required allowance for loans and advances and lease losses.

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

Periodically backtesting must be performed on the allowances for loans and advances and lease losses models for the purpose of maintaining suitable hedge levels in accordance with the Bank’s risk appetite.

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

In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information such as personal details, financial information and transactional, historical behavior, the total number of credit products and external information from credit bureaus.

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
Corporate

Companies with consolidated annual sales by economic group >= COP 100,000 M. Banistmo places borrowers with annual sales >= USD 10 M. Banco Agrícola and BAM place borrowers with annual sales >= USD 25 M.

Business

Companies with consolidated annual sales by economic group > = COP 13,000 M and < COP 100,000 M. For Banco Agricola borrowers with annual sales >= USD 7 MM y < USD 25 MM and BAM, with annual sales >= USD 5 M and < USD 25 M.

Commercial	For BAM, companies with annual sales >= USD 2 M y < USD 5 M.
Business Construction

Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group >= COP 58,000 M and <= COP 200,000 M or commercial size > = $15,000 M and < $70,000 MM, or project size >= $500,000 M and < $2,200 billion

Corporate Construction

Constructors who dedicate themselves to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group > COP 200,000 M or commercial size > = $70,000 M or project size >= $2,200 billion

SME Construction

Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity with consolidated annual sales by economic group >= COP 380 M and <= COP 58,000 M or commercial size < $715,000 M or project size < $500,000 M.

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

•      Small Business Loans:

These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements in Colombia: (i) their indebtedness with all entities cannot exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) the client's total assets, excluding mortgage assets, are less than 500 minimum wages.

The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.

Analysis of the behavior and impairment of the loan portfolio and financial lease operations

As of December 31, 2023, the Bank’s total loan portfolio, valued in Colombian pesos, registered an decrease of 5.9% compared to December 2022, driven by to the appreciation of the peso against the dollar during the analysis period, which affected the re-expression in pesos of the foreign currency portfolio of the Bank and the contraction in consumer and small business loans, mainly for Bancolombia, added to the reduction in the commercial portfolio of Banco Agricola, Banistmo and BAM, a fact attributable to a greater extent to the global economic slowdown. The 30-day past due loan ratio (consolidated) reaching at 5.39% in December 2023 compared to 3.55% in December 2022, associated with macroeconomic effects that affect both natural person and legal entity, such as high levels of inflation, interest rates and slowdown in most sectors. During the period, different strategies were developed throughout the credit cycle, which allowed the implementation of anticipated and coherent actions to the reality of customers and their environment, in order to limit the deterioration and place them in better risk profiles.

●	Commercial loans and financial leases amounted to COP 161,964 billion, which represented a decrease of 5.6% compared to 2022. The 30-day past due loan ratio was 3.50% compared to 2.39% as of December 2022.
●	Consumer loans amounted to COP 54,592 billion, which represented a decrease of 8.4% compared to 2022. The 30-day past due loan ratio was 9.48% compared to 5.82% as of December 2022.
●	Mortgage loans totaled to COP 36,250 billion, which represented a decrease of 3.0% compared to 2022. The 30-day past due loan ratio was 7.52% compared to 4.95% as of December 2022.
●	Small Business loans ended at COP 1,145 billion, which represented a decrease of 13.8% with respect to 2022. The 30-day past due loan ratio was 12.17% compared to 11.48% as of December 2022.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by the AEC Committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity and sector, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2023 and December 2022 is shown below:

December 2023:

Watch List december 31, 2023
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	14,358,838	1.02%	146,014
Level 2 – Medium Risk	4,744,341	7.38%	349,972
Level 3 – High Risk	2,886,649	53.31%	1,538,882
Level 4 – High Risk	5,239,356	73.24%	3,837,196
Total	27,229,184	21.57%	5,872,064

December 2022:

Watch List december 31, 2022
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	10,467,361	1.50%	157,131
Level 2 – Medium Risk	7,408,528	9.36%	693,260
Level 3 – High Risk	2,265,069	52.04%	1,178,800
Level 4 – High Risk	6,442,895	82.16%	5,293,593
Total	26,583,853	27.55%	7,322,784

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

During the reporting period, the Bank’s collateral policies have not changed significantly in relation to the way collateral is held and its overall quality.

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2023
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	23,368,950	1,693,007	34,253,140	10	319,038	59,634,145
Goods Given in Real Estate Leasing	-	-	189	17,104,180	-	17,104,369
Goods Given in Leasing Other Than Real Estate	-	26	-	8,580,543	-	8,580,569
Stand by Letters of Credit	1,052,764	-	-	-	-	1,052,764
Security Deposits	447,306	370,286	-	-	103,013	920,605
Guarantee Fund	4,012,115	191	-	60,242	52,222	4,124,770
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	6,673,320	57,306	-	-	420	6,731,046
Other Collateral (Pledges)	2,957,482	7,286,581	39,432	-	2,499	10,285,994
Without Guarantee (Uncovered Balance)	96,175,459	45,184,372	1,957,647	1,532,082	667,825	145,517,385
Total loans and financial leases	134,687,396	54,591,769	36,250,408	27,277,057	1,145,017	253,951,647

December 31, 2022
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	28,426,583	2,094,966	34,941,415	13	494,198	65,957,175
Goods Given in Real Estate Leasing	-	-	193	17,031,277	-	17,031,470
Goods Given in Leasing Other Than Real Estate	-	39	-	7,975,353	-	7,975,392
Stand by Letters of Credit	604,309	-	-	-	3,375	607,684
Security Deposits	450,157	464,940	-	-	133,112	1,048,209
Guarantee Fund	4,976,395	1,168	-	77,695	132,290	5,187,548
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	6,048,311	54,112	-	-	437	6,102,860
Other Collateral (Pledges)	3,382,334	7,963,563	57,360	-	3,696	11,406,953
Without Guarantee (Uncovered Balance)	99,649,764	49,009,933	2,372,405	3,013,378	560,968	154,606,448
Total loans and financial leases	143,537,853	59,588,721	37,371,373	28,097,716	1,328,076	269,923,739

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

The Financial assets that are classified in Stage 3 and are evaluated under this methodology are shown below:

December 31, 2023
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	700,120	274,641	425,479	1,176,130
Consumer
Mortgage	383,878	94,260	289,618	331,738
Small Business Loans
Financial Leases	699,803	383,127	316,676	1,263,274
Total credit assets	1,783,801	752,028	1,031,773	2,771,142

December 31, 2022
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	653,619	317,950	335,669	1,185,888
Consumer
Mortgage	350,380	82,378	268,002	406,990
Small Business Loans
Financial Leases	669,804	267,200	402,604	1,083,968
Total credit assets	1,673,803	667,528	1,006,275	2,676,846

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

During the years ended December 31, 2023 and 2022, the Bank entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 1,361,465 and COP 889,752, respectively.

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

c.     Risk Concentration – Loans and Advances

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:

●      Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories for the periods ending on December 31, 2023 and December 31, 2022, it is as follows:

Composition	December 31, 2023	December 31, 2022
In millions of COP
Commercial	134,687,396	143,537,853
Corporate	69,843,654	79,766,203
SME	14,200,557	15,864,828
Others	50,643,185	47,906,822
Consumer	54,591,769	59,588,721
Credit card	11,207,731	11,388,043
Vehicle	5,409,226	5,173,235
Payroll loans	9,461,889	10,838,679
Others	28,512,923	32,188,764
Mortgage	36,250,408	37,371,373
VIS[2]	12,997,624	12,318,512
Non- VIS	23,252,784	25,052,861
Financial Leases	27,277,057	28,097,716
Small Business Loans	1,145,017	1,328,076
Loans and advances to customers and financial institutions	253,951,647	269,923,739
Allowance for loans and advances and lease losses	(16,223,103)	(15,479,640)
Total net loan and financial leases	237,728,544	254,444,099

•      Concentration of loan by maturity

The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases at the end of December 2023 and December 2022:

December 31, 2023
		Between 1 and 5	Between 5 and 15	Greater Than 15
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	40,601,345	57,828,301	35,936,869	320,881	134,687,396
Corporate	22,360,108	27,329,312	19,970,727	183,507	69,843,654
SME	4,486,326	7,497,307	2,200,274	16,650	14,200,557
Others	13,754,911	23,001,682	13,765,868	120,724	50,643,185
Consumer	1,289,150	26,549,043	26,086,537	667,039	54,591,769
Credit card	417,390	1,755,518	9,034,823	-	11,207,731
Vehicle	55,295	2,982,439	2,371,163	329	5,409,226
Order of payment	57,211	1,872,546	7,061,605	470,527	9,461,889
Others	759,254	19,938,540	7,618,946	196,183	28,512,923
Mortgage	75,189	1,005,831	9,601,783	25,567,605	36,250,408
VIS	23,303	264,232	2,157,322	10,552,767	12,997,624
Non-VIS	51,886	741,599	7,444,461	15,014,838	23,252,784
Financial Leases	1,639,218	9,165,622	12,939,908	3,532,309	27,277,057
Small business loans	208,429	737,255	194,581	4,752	1,145,017
Total gross loans and financial leases	43,813,331	95,286,052	84,759,678	30,092,586	253,951,647

December 31, 2022
		Between 1 and 5	Between 5 and 15	Greater Than 15
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	41,624,418	63,696,431	38,127,660	89,344	143,537,853
Corporate	22,737,806	32,474,514	24,547,720	6,163	79,766,203
SME	4,715,405	9,011,823	2,110,855	26,745	15,864,828
Others	14,171,207	22,210,094	11,469,085	56,436	47,906,822
Consumer	1,276,398	36,662,101	20,790,945	859,277	59,588,721
Credit card	341,644	9,658,986	1,387,413	-	11,388,043
Vehicle	56,869	2,453,692	2,662,171	503	5,173,235
Order of payment	53,455	1,955,842	8,274,849	554,533	10,838,679
Others	824,430	22,593,581	8,466,512	304,241	32,188,764
Mortgage	65,252	1,017,950	10,018,853	26,269,318	37,371,373
VIS	16,905	246,203	1,934,490	10,120,914	12,318,512
Non-VIS	48,347	771,747	8,084,363	16,148,404	25,052,861
Financial Leases	2,215,774	8,560,553	13,798,615	3,522,774	28,097,716
Small business loans	199,488	834,176	282,515	11,897	1,328,076
Total gross loans and financial leases	45,381,330	110,771,211	83,018,588	30,752,610	269,923,739

2 VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

•      Concentration by past due days

The following table shows the loans and financial leases according to past due days for the periods ending on December 31, 2023 and December 31, 2022. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2023
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	129,866,971	500,794	205,141	1,777,620	2,336,870	134,687,396
Consumer	49,418,431	2,244,017	794,005	1,994,748	140,568	54,591,769
Mortgage	33,524,034	1,290,817	212,433	599,351	623,773	36,250,408
Financial Leases	26,436,493	247,124	56,434	196,578	340,428	27,277,057
Small Business Loans	1,005,725	50,138	14,859	58,244	16,051	1,145,017
Total	240,251,654	4,332,890	1,282,872	4,626,541	3,457,690	253,951,647

December 31, 2022
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	140,277,356	427,127	140,582	604,363	2,088,425	143,537,853
Consumer	56,121,232	1,578,302	521,407	1,201,421	166,359	59,588,721
Mortgage	35,520,689	578,116	144,580	524,619	603,369	37,371,373
Financial Leases	27,250,876	205,639	53,469	117,808	469,924	28,097,716
Small Business Loans	1,175,668	66,979	15,262	54,439	15,728	1,328,076
Total	260,345,821	2,856,163	875,300	2,502,650	3,343,805	269,923,739

•      Concentration of loans by economic sector

The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower for the periods ending on December 31, 2023 and December 31, 2022:

December 31, 2023
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	5,162,973	2,488,789	7,651,762
Petroleum and Mining Products	1,846,238	234,523	2,080,761
Food, Beverages and Tobacco	9,147,936	888,429	10,036,365
Chemical Production	4,299,308	25,409	4,324,717
Government	8,369,707	887,448	9,257,155
Construction	16,202,035	5,561,782	21,763,817
Commerce and Tourism	23,803,830	11,068,049	34,871,879
Transport and Communications	9,574,318	351,176	9,925,494
Public Services	11,758,265	1,286,561	13,044,826
Consumer Services	59,032,642	32,965,565	91,998,207
Commercial Services	27,474,593	7,217,591	34,692,184
Other Industries and Manufactured Products	8,679,684	5,624,796	14,304,480
Total	185,351,529	68,600,118	253,951,647

December 31, 2022
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	4,822,190	3,306,216	8,128,406
Petroleum and Mining Products	751,401	144,373	895,774
Food, Beverages and Tobacco	9,725,211	1,213,217	10,938,428
Chemical Production	5,029,722	31,773	5,061,495
Government	6,826,772	4,707	6,831,479
Construction	17,828,783	8,066,352	25,895,135
Commerce and Tourism	24,841,275	13,691,154	38,532,429
Transport and Communications	10,345,263	724,740	11,070,003
Public Services	10,121,410	1,684,858	11,806,268
Consumer Services	59,437,125	39,168,939	98,606,064
Commercial Services	24,688,401	10,195,601	34,884,002
Other Industries and Manufactured Products	9,748,529	7,525,727	17,274,256
Total	184,166,082	85,757,657	269,923,739

•      Credit concentration by country

The following information shows the concentration of the loans and financial leases by country in which the Bank are located as of December 31, 2023 and December 31, 2022:

December 31, 2023
			Allowance for loans and
Country	Loans and advances	% Participation	advances and lease losses	% Participation
Colombia	181,951,462	71.65%	(13,133,577)	80.96%
Panama	38,599,152	15.20%	(1,645,802)	10.14%
El Salvador	15,373,156	6.05%	(552,236)	3.40%
Guatemala	16,958,954	6.68%	(887,518)	5.47%
Puerto Rico	1,068,923	0.42%	(3,970)	0.02%
Other Countries	-	0.00%	-	0.00%
Total	253,951,647	100.00%	(16,223,103)	100.00%

December 31, 2022
			Allowance for loans and
Country	Loans and advances	% Participation	advances and lease losses	% Participation
Colombia	178,168,073	66.01%	(11,505,443)	74.33%
Panama	50,813,521	18.83%	(2,223,118)	14.36%
El Salvador	18,971,871	7.03%	(729,238)	4.71%
Guatemala	20,866,364	7.73%	(950,068)	6.14%
Puerto Rico	1,103,910	0.41%	(71,773)	0.46%
Other Countries	-	0.00%	-	0.00%
Total	269,923,739	100.00%	(15,479,640)	100.00%

•      Credit concentration by economic group

As of December 31, 2023 and 2022, concentration of the 20 largest economic groups amounted to COP 34,134,547 M and COP 33,413,138 M, respectively. This exposure corresponds to all credit active operations of these groups.

d.     Credit quality – Loans and Advances

The following information about credit quality of the borrower for the periods ending December 31, 2023 and December 31, 2022:

December 31 2023
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	120,773,927	5,453,537	8,459,932	134,687,396
Consumer	46,060,615	4,407,067	4,124,087	54,591,769
Mortgage	32,210,648	2,628,654	1,411,106	36,250,408
Small Business Loans	774,571	260,303	110,143	1,145,017
Financial Leases	22,553,128	3,293,100	1,430,829	27,277,057
Loans and Advances	222,372,889	16,042,661	15,536,097	253,951,647

December 31 2022
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	126,530,862	8,062,435	8,944,556	143,537,853
Consumer	51,510,943	5,288,921	2,788,857	59,588,721
Mortgage	34,067,734	1,997,270	1,306,369	37,371,373
Small Business Loans	1,093,973	135,528	98,575	1,328,076
Financial Leases	23,566,544	3,172,285	1,358,887	28,097,716
Loans and Advances	236,770,056	18,656,439	14,497,244	269,923,739

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

Impairment loan portfolio analyzed by individual evaluation at COP 5.7 billion, which represented 2.3% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation for the periods ending December 31, 2023 and December 31, 2022:

December 31 2023
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	5,198,384	2,825,357	3,261,548	2,401,344
Consumer	-	-	4,124,087	3,460,299
Mortgage	-	-	1,411,106	553,370
Financial Leases	562,716	315,979	868,113	356,526
Small Business Loan	-	-	110,143	77,923
Total	5,761,100	3,141,336	9,774,997	6,849,462

December 31 2022
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	5,990,389	3,650,680	2,954,167	2,202,638
Consumer	-	-	2,788,857	2,354,412
Mortgage	-	-	1,306,369	561,016
Financial Leases	554,698	276,392	804,189	346,434
Small Business Loan	-	-	98,575	67,447
Total	6,545,087	3,927,072	7,952,157	5,531,947

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

•Consumer price index: due to its significant impact on the clients’ repayment capacity.

El Salvador:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Consumer price index: due to its significant impact on the clients’ repayment capacity.

Guatemala:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Interest rates: because of its direct impact on the obligations’ repayment.

The change in the expected credit losses (ECL) at 31 of December 2023, as a result of a possible positive or negative 1% (100 basis points) change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

		Fiscal Budget Balance – Current account deficit – Inflation – Interest Rate
		In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	73,940	-141,718	-344,396

GDP Growth	Unchanged	215,658	-	-202,678

	[-1%]	389,759	174,101	-28,576

The Bank has estimated the impact on the expected credit loss (ECL) assuming the forward-looking scenarios (e.g. optimistic and pessimistic) were weighted 100% instead of applying scenario probability weights across the two scenarios. The table below shows the impact on the expected credit loss (ECL) for each methodology:

	2023		2022
As of 31 December	Optimistic	Pessimistic	Optimistic	Pessimistic
In millions of COP
Collective methodology	(437,294)	343,209	(306,602)	277,296
Collateral methodology	(149,983)	137,172	(150,312)	115,074
Individual methodology*	(240,474)	605,152	(825,111)	817,330
Total	(827,751)	1,085,533	(1,282,025)	1,209,700

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

e.     Credit Risk Management – Other Financial Instruments:

Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:

●	Term Limits: The Credit Committee evaluates and reviews the result of the authorized model for the different counterparties according to quantitative and qualitative variables, allowing it to establish the maximum term to which the Bank wishes to have exposure..
●	Credit Limits: Approved limits under the model and with authorization from the Credit Committee, as well as the exposure, are monitored in line or batch, in such a way as to mitigate the occurrence of excesses and, in the event that there is a need for them, applies to the current attribution system..
●	Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.
●	Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of these events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.
●	Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.
●	Counterparty Alerts: There are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.

f.     Credit Quality Analysis - investment financial instruments:

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

External credit rating system is divided by the type of rating applied to each instrument or issuer; in this way the geographic location, the term and the type of instrument allow the assignment of a rating according to the methodology that each examining agency uses.

Internal credit rating system: the “ratings or risk profiles” scale is created with a range of levels that go from low risk to high risk (this can be reported in numerical or alphanumerical scales), where the rating model is sustained by the implementation and analysis of qualitative and quantitative variables at sector level, which according to the relative analysis of each variable, determine credit quality; in this way the internal credit rating system aims to establish adequate margin in decision-making regarding the management of financial instruments.

Credit Quality Analysis of the Bank

	Debt instruments		Equity			Other financial instruments(1)			Derivatives(2)
	2023	2022	2023	2022		2023		2022	2023	2022
Maximum Exposure to Credit Risk
Low Risk	21,078,496	21,851,178	220,967	222,843		21,976		12,821	1,711,788	9,119,402
Medium Risk	827,469	2,090,039	17,354	19,074		-		-	316	14,464
High Risk	3,242,504	3,476,980	587	13,728		2,966		-	17,327	55,622
Without Rating	-	-	304,302	289,023		13,377		29,350	95,319	-
Total	25,148,469	27,418,197	543,210	544,668	-	38,319	-	42,171	1,824,750	9,189,488
(1)	Corresponds to SAFE "Simple Agreement for Future Equity", in Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios, S.A. and Banagrícola S.A (For 2023). For the year 2022 were revealed as debt securities and equity.
(2)	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.

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

Derivatives: 99.9% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.

•      Maximum exposure level to the credit risk given:

	Maximum Exposure		Collateral*		Net Exposure
	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Debt instruments	25,148,469	27,418,197	(1,407,484)	(741,197)	23,740,985	26,677,000
Derivatives **	1,824,750	9,189,488	(698,662)	(138,416)	1,126,088	9,051,072
Equity	543,210	544,668	-	-	543,210	544,668
Other financial instruments	38,319	42,171	-	-	38,319	42,171
Total	27,554,748	37,194,524	(2,106,146)	(879,613)	25,448,602	36,314,911

●	Analysis of the maturity of other financial instruments past due but not impaired
-	Debt instruments: Portfolio does not present past due nor impaired assets.
-	Equity: Portfolio does not present impaired assets.
-	Derivatives: The past due assets are not material.

●	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

	Exposure		Impairment		Final Exposure
	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Fair Value	18,244,584	19,016,935	5,562	2,286	18,239,022	19,014,648
Amortized Cost	6,903,885	8,401,262	55,803	64,903	6,848,082	8,336,360
Total	25,148,469	27,418,197	61,365	67,189	25,087,104	27,351,008

Equity

	Exposure		Impairment		Final Exposure
	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Fair Value through profit or loss	98,853	90,538	-	-	98,853	90,538
Fair Value through OCI	444,357	454,130	-	-	444,357	454,130
Total	543,210	544,668	-	-	543,210	544,668

Collateral- investment financial instruments:

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

Assets received as bilateral collateral between counterparties: the collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)1 and with fulfillment in cash in dollars and managed by Citibank N.A.. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.

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

-	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA(International Swaps and Derivatives Association)[2] and GMRA (Global Master Repurchase Agreement)[3] both for OTC derivatives and securities financing transactions.

-	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.

-	For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.

-	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

●Level of collateral held:

	Collateral*		Main type of collateral
	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Debt Securities	(1,407,483)	(741,197)	Government bonds (TES)	Government bonds (TES)
Derivatives	(698,663)	(138,416)	Cash	Cash
Equity	-	-
Total	(2,106,146)	(879,613)

*      Collateral Held (-) and Collateral Pledged (+).

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

2 ISDA: Organization of participants in the OTC derivatives markets. Its main objective is to establish a reference framework through standard contracts for OTC derivatives trading.

3  GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA).

	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2023	2022	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	3,675,913	4,197,844	279,396	329,249	23,887	42,171	951,573	1,403,527
Financial	4,626,294	5,268,337	211,037	199,760	14,432	-	870,598	7,096,094
Government	16,827,596	17,924,261	-	-	-	-	-	-
Funds ETF	18,666	27,755	52,777	15,659	-	-	2,579	689,867
Total	25,148,469	27,418,197	543,210	544,668	38,319	42,171	1,824,750	9,189,488
Concentration by Region
North America	4,666,195	5,686,298	197	125	-	-	344,639	3,285,822
Latin America	20,440,893	20,004,790	529,033	473,259	38,319	29,187	1,009,595	2,102,995
Europe	41,381	-	-	-	-	12984	467,937	3117284
Others (Includes Funds and ETF)	-	1,727,109	13,980	71,284	-	-	2,579	683,387
Total	25,148,469	27,418,197	543,210	544,668	38,319	42,171	1,824,750	9,189,488
(1)

Corresponds to SAFE "Simple Agreement for Future Equity", in Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios, S.A. and Banagrícola S.A (For 2023). For the year 2022 were revealed as debt securities and equity.

(2)   For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.

Risk exposure by credit rating

	Other financial instruments
	2023	2022
Maximum Exposure to Credit Risk
Sovereign Risk	7,520,002	7,025,658
AAA	9,613,353	14,570,753
AA+	2,934,561	1,448,837
AA	761,139	723,019
AA-	285,253	794,748
A+	763,754	3,549,222
A	465,025	516,950
A-	396,755	1,628,479
BBB+	604,672	1,395,620
BBB	243,820	1,027,745
BBB-	1,808,396	1,332,161
Other	1,745,020	2,862,959
Not rated	412,998	318,373
Total	27,554,748	37,194,524

Note: * Internal homologation

At the end of the year, the Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

Relevant facts

In 2023 inflation rate decreased to 9.28% vs 13.12% in December 2022, Banco de la República de Colombia (Central bank) placed rates at the end of December 2023 up to 13% vs 12% in December 2022, this condition maintains the devaluation of portfolios as its main consequence. According to the economic expectations survey, inflation rate would be located in the range of 5.2% - 5.7% by the end of December 2024 and whether the restrictive monetary stance continues, stress in the financial system will be maintained, generating possible devaluations in some sectors in Economy.

In the International fixed income international market, there was a change in the monetary expansion posture with an increase in the interest rate by the Federal Reserve from 4.05% in December 2022 to 5.50% in July 2023, which was maintained until December 2023, an CPI control measure that closed at 3.4% for the US. The changes in monetary policy, the global economic recession and the resurgence of geopolitical tensions, deepen the risks of devaluation in some markets or the opportunities for appreciation in others.

The Colombian stock market closed December 2023 with an annual devaluation of (-7.07%), explained by several factors, among which are the uncertainty due to political tensions corresponding to the pension, health and energy reforms, in addition to the increase in the prices of products and the behavior of supply, which further drive the country's inflation rate upwards, with which, risks could materialize for the companies in this market until these effects are contained.

The international market closed by December with annual appreciation in the S&P 500 of (+24.23%) and in the Euro Stoxx 50 with annual appreciation of (+19.19%), however, fears of a possible economic recession continue, which as a consequence will affect the financial indicators of the companies in these markets, added to the volatility caused by the increase in military conflicts worldwide.

Negotiation of the different derivative products as of 2023 increased vs 2022 due to increase in the negotiation of interest rate futures (+24.7%) and currency futures (+12.8%) as a consequence of a higher uncertainty regarding the behavior of the monetary policy rate and the behavior of the exchange rate. The USD/COP closed December at COP 3,822.05 with an annual appreciation of (+20.54%) for the Colombian peso.

Concerning of a possible economic recession due to current global inflationary landscape, along with the rise in interest rates and geopolitical tensions, it is possible that records in these macroeconomic variables will be reached, influencing further devaluation of securities in the short and medium term; however, the central banks' measures are expected to contain these macroeconomic effects that continue to negatively impact the markets.

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

Market risk can also arise from the crypto market fluctuations that affect our crypto assets portafolio held in reserve to facilitate our clients activitivies of Wenia, our digital asset company in Bermudas, which is the only company in Grupo Bancolombia authorized to take this kind of assets, according to our internal policies.

b)    Balance sheet management: refers to the assets and liabilities management, due to mismatches in maturities and repricing of them. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the economic value of equity, maintaining adequate levels of liquidity and solvency. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

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

Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology required by the SFC, and the internal methodology of historical simulation. The standard methodology is established by “Chapter XXXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, and is reflected in the Bank’s Capital Adequacy (Solvency) ratio. The internal methodology of weighted historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, for digital assets the internal methodology uses a holding period of 3 days and a time frame of 4 years, using a multivariate GARCH family model. The standard methodology is used to report the market risk exposure to the Financial Superintendency and is also used to measure the capital requirements for the Bank, therefore the analysis below is based on information obtained from this model.

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

In order to capture the tail risks, the Expected Shortfall is estimated, with a confidence interval of 97.5%, which corresponds to the expected value of the losses that are greater than or equal to the VaR.Additional measurements such as stress tests are performed, to identify extreme unusual situations that could cause severe losses. Stress simulations include historical events and hypothetical scenarios. Back testing or model validation techniques through comparison of predicted and actual loss level are applied on a regular basis to analyze and contrast the accuracy of the VaR calculation methodology in order to confirm its reliability, and make adjustments to the models if necessary.

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

For management and control of the market risks of activities other than trading, the Bank uses a comprehensive approach, with a short-term vision, measuring the sensitivity of the net interest margin over a one-year horizon, and a long-term vision, estimating the impact on the economic value of equity through different scenarios. Additionally, triggers are defined for monitoring and controling exposure to the interest rate risk of the banking book positions, which are periodically reported to Senior Management..

The market risk management of the positions in the banking book is carried out in a decentralized and independent manner in each of the banking entities of the Bank, by the Asset and Liability Management areas, in the Finance Department.

Market Risk Management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2023. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

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

For managing the interest rate risk from banking activities, the Bank analyzes the interest rate mismatches between its interest earning assets and its interest bearing liabilities and estimates the impact on the net interest income and the economic value of equity. In addition, the foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

a.     Measurement of market risk of trading instruments

The Bank currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the currency the risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

The relevant risk exposure categories for which VaR is computed by the Bank according to “Chapter XXXI, Appendix VI of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk. and (v) credit default swaps risk.

•      Interest Rate Risk (Treasury Book)

The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. The Bank calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC.

In the first instance, the interest rate risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net present value (NPV) of each instrument, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behavior of these variables in the markets, and they are a function of the duration and currency, as seen in the following table:

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

The total market risk VaR had a 22.9% increase, from COP 891,569 in December 31, 2022 to COP 1,096,000 as of December 31, 2023. This increase was highlighted by the currency risk VaR, driven by an increase in exposure to the US Dollar for Bancolombia's book. The interest rate risk arise as a result of the increase in the position in Colombian government’s treasury bonds (TES). The equity risk VaR registered a higer risk level and the fund risk VaR registered a lower risk level driven by the detailed risk analysis of the Fund Colombia Inmobiliario that generated a reassign of the market risk factors exposure. This change does not imply an impact on the Bank’s exposure as the sensitivity factors are the same.

The following table presents the total change in market risk and other risk factors.

December 2023
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	405,467	418,472	542,464	383,914
Foreign Exchange Rate Risk VaR	332,662	185,624	374,407	51,410
Equity Risk VaR	342,024	332,443	347,539	312,136
Fund Risk VaR	15,847	23,292	27,923	15,847
Total Value at Risk	1,096,000	959,831

December 2022
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	340,107	381,094	410,605	340,107
Foreign Exchange Rate Risk VaR	78,165	118,620	201,927	78,165
Equity Risk VaR	85,345	98,401	105,263	85,345
Fund Risk VaR	387,952	294,468	387,952	225,401
Total Value at Risk	891,569	892,583

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

b. Non-trading instruments market risk measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

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

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
In millions of COP
Assets sensitivity 100 bps	1,152,782	1,060,949
Liabilities sensitivity 100 bps	595,749	545,911
Net interest income sensitivity 100 bps	557,033	515,038

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
In millions of USD
Assets sensitivity 100 bps	75,052	84,883
Liabilities sensitivity 100 bps	74,800	71,737
Net interest income sensitivity 100 bps	252	13,146

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

Total Exposure:

The net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 557,033. The variation in the sensitivity of the net interest margin between December 2022 and December 2023 is  due to the increase in the floating loans compensated by the increase in the fixed time deposits.

On the other hand, the sensitivity to the net interest margin in foreign currency, assuming the same parallel shift of 100 basis points, presented a decrease between December 2023 and December 31, 2022, due to the reduction in fixed rate loans and and the increase in fixed rate time deposits.

•Assumptions and Limitations

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

•      Structural equity risk exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in the industrial and financial sectors. The market value of those investments decreased by 27.4% during the year, from COP 56,607 million as of December 31, 2022 to COP 41,096 million as of December 31, 2023, mainly, as a result of the reduction in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	December 31, 2023	December 31, 2022
Fair Value	41,096	56,607
Delta	14.70%	14.70%
Sensitivity	6,041	8,321

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 6 billion in the structural equity investments market value, from COP 41 billion to COP 35 billion.

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

a.     Liquidity risk exposure:

In order to estimate liquidity risk, the Bank measures a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 days. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2023	December 31, 2022
Net cash outflows into 30 days	13,752,496	18,227,019
Liquid Assets	50,680,823	48,059,179
Liquidity coverage ratio **	368.52%	263.67%

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

The following table shows the liquid assets held by Bank:

Liquid Assets(1)	December 31, 2023	December 31, 2022
High quality liquid assets*
Cash	25,273,317	26,299,990
High quality liquid securities	19,951,771	17,739,501
Other Liquid Assets
Other securities**	5,455,735	4,019,688
Total Liquid Assets	50,680,823	48,059,179
(1)	Cash and those liquid assets received by the Central Bank for its operations expansion and monetary contraction are the assets with highest liquidity. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

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

c.     Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial assets:

Contractual maturities of financial assets December 31, 2023

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,461,384
Interbank borrowings - Repurchase agreements	14,497,024	452,847
Financial assets investments	2,467,493	12,311,055	5,462,198	2,597,787	5,525,545
Loans and advances to customers	12,474,473	90,653,852	96,770,268	57,038,679	104,103,871
Derivative financial instruments	3,922,735	12,977,266	4,141,896	1,699,943	1,405,850
Total financial assets	57,823,109	116,395,020	106,374,362	61,336,409	111,035,266

Contractual maturities of financial assets December 31, 2022

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,721,168	-	-	-	-
Interbank borrowings - Repurchase agreements	6,354,954	1,369,698	-	-	-
Financial assets investments	5,191,479	10,620,793	4,595,406	2,715,738	3,788,041
Loans and advances to customers	11,980,037	80,781,681	95,394,236	60,072,303	108,373,306
Derivative financial instruments	1,486,797	5,636,620	3,413,710	1,481,485	1,348,645
Total financial assets	49,734,435	98,408,792	103,403,352	64,269,526	113,509,992

d.     Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2023:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	143,307,149
Time deposits from customers	15,107,203	57,588,430	17,737,464	6,671,911	18,331,091
Interbank deposits-Repurchase agreements	809,027	242,810	23,431
Borrowings from other financial institutions	763,580	5,604,327	6,651,228	2,403,786	2,661,657
Debt securities in issue	124,055	3,913,687	4,363,593	6,023,469	3,836,353
Preferred Shares		57,701	115,403	115,403	295,697
Derivative financial instruments	3,337,039	13,511,532	4,146,259	1,688,473	1,484,149
Total financial liabilities	163,448,053	80,918,487	33,037,378	16,903,042	26,608,947

Contractual maturities of financial liabilities December 31, 2022:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	158,943,073	-	-	-	-
Time deposits from customers	9,814,980	47,401,947	18,441,478	7,318,807	17,384,283
Interbank deposits-Repurchase agreements	921,917	158,179	-	-	-
Borrowings from other financial institutions	1,601,799	12,736,576	10,673,653	4,325,218	2,479,635
Debt securities in issue	807,242	2,117,609	9,501,683	8,220,719	1,472,558
Preferred Shares	62,083	374,780	540,358	136,414	322,982
Derivative financial instruments	1,488,518	5,167,852	2,579,407	1,501,967	1,417,894
Total financial liabilities	173,639,612	67,956,943	41,736,579	21,503,125	23,077,352

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

●	The demand deposits historically have maintained a tendency to remain stable.
●	The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.

e.     Financial guarantees

The tables below set out the remaining contractual maturities of the Bank’s financial guarantees

December 31, 2023	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	826,699	9,388,345	1,489,899	450,875	535,380

December 31, 2022	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	757,658	6,981,309	3,660,806	134,611	90,530

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

The Bank has taken the necessary measures to identify and implement the action plans required to address de discontinuation process of the LIBOR rate. The replacement of th LIBOR rate in USD with the SOFR rate was approved by the Asset and Liability Management (ALM) Committee and the Risk Committee of the Board of Directors. The development of products indexed to the new reference rate (SOFR) has commenced.

The following tables provide a breakdown by currency and nature of financial instruments exposed to the LIBOR rate for the periods ending in December 2022 and December 2023:

December 31, 2022
In millions of COP
USD LIBOR[1]
Assets
Loans	12,448,204
Bonds	693,302
Derivatives	(1,784,991)
Total Assets	11,356,515
Liabilities
Loans	2,209,628
Term deposits	11,458
Total Liabilities	2,221,086

1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 30, 2021.

December 31, 2023
In millions of COP
USD LIBOR[1]
Assets
Loans	66,351
Bonds
Derivatives
Total Assets	66,351
Liabilities
Loans	323
Term deposits	6,750
Total Liabilities	7,073

1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 31, 2023.

Risk

Any failure by market participants, such as the Bank, and regulators to successfully introduce benchmark rates to replace LIBOR and implement effective transitional arrangements to address the discontinuation of LIBOR could result in disruption of the financial and capital markets. In addition, the transition process to an alternative reference rate could impact the Bank’s business, financial condition or result of operations, as a result of:

•An adverse impact in pricing, liquidity, value, return and trading for a broad array of financial products, loans and derivatives that are included in the Bank’s financial assets and liabilities.

•Extensive changes to internal processes and documentation that contain references to LIBOR or use formulas that depend on LIBOR.

•The transition and development of appropriate systems and models to effectively transition the Bank’s risk management processes from LIBOR -based products to those based on one or more alternative reference rates in a timely manner; and

•An increase in prepayments of LIBOR -linked loans by the Bank’s clients.

From January 2022, products indexed to the SOFR rate began to be offered, additionally it was defined not to carry new operations indexed to the LIBOR rate. In turn, as an organization, we will continue to focus during 2024 on the transition process of operations that are indexed to LIBOR.

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

Additionally, Bancolombia conducts stress test to estimate how the bank’s balance sheet, results and ratios during adverse scenarios. None of the stress test runs implies reaching solvency ratios below regulatory levels and therefore, we consider that capital levels are optimal at the end of 2023.

Between 2021 and 2024, after the complete implementation of the new capital standards, a minimum basic capital of 6% and a total capital ratio of 11.5% will be required, according to the following formulas::

The following table indicates Bancolombia’ s capital ratios for 2023 according to the new regulation implemented in Colombia:

Technical Capital	Asof
	December 31, 2023	December 31, 2022
In millions of COP
Primary capital	39,704,542	40,652,350
Share Capital	480,914	480,914
Additional paid-in capital	4,857,454	4,857,454
Preferred shares	584,204	584,204
Legal reserve	14,541,561	14,534,766
Occasional reserves	7,250,712	3,162,401
Non-controlling interest	960,217	908,648
Other comprehensive income	4,065,182	7,749,234
Net income attributable to equity holders of the Parent Company	6,116,936	6,783,490
Retained earnings	847,362	1,591,239
Less:	(8,919,345)	(11,001,874)
Prior-year losses	(79,587)	(79,577)
Intangibles assets	(7,818,125)	(9,836,661)
Revaluation property, plant and equipment	(350,061)	(351,871)
Other intangibles	(671,572)	(602,531)
Deferred net income tax	-	(131,234)
Primary capital (Tier I)	30,785,197	29,650,476
Hybrid bonds	4,283,448	6,109,531
Subordinated bonds	678,797	794,881
General provisions	375,902	12,759
Computed secondary capital (Tier II)	5,338,147	6,917,171
Less:	(10,687)	(16,136)
Technical capital	36,112,657	36,551,511
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	11.42%	10.37%
Secondary capital to risk-weighted assets (Tier II)	1.98%	2.41%
Risk-weighted assets including market risk and operational risk	269,591,211	285,878,639
Technical capital to risk-weighted assets	13.40%	12.79%

Calculations based on the new definitions of Decree 1477 of 2018.