Form 20-F
period 2024-12-31
BANCOLOMBIA SA
filed 2025-03-28
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Carrera 11 # 91-42 – Edificio FIC 9211, Bogotá, Colombia
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	CIB	New York Stock Exchange
Preferred Shares		New York Stock Exchange*
6.909% Subordinated Notes due 2027	US05968LAK89	New York Stock Exchange
8.625% Subordinated Notes due 2034	US05968LAN29	New York Stock Exchange
______________________________________________________________
*Bancolombia’s preferred shares are not listed for trading directly, but only in connection with its American Depositary Shares, which are evidenced by American Depositary Receipts, each representing four preferred shares.
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
Yes ☐ No ☐

CERTAIN DEFINED TERMS
Unless otherwise specified or if the context so requires, in this annual report:
Bank Entities
'Bancolombia Group', 'the Bank', 'we', 'us' and 'our' - Bancolombia S.A. and its subsidiaries.
'Bam' - Banco Agromercantil de Guatemala S.A., a banking institution organized under the laws of the Republic of Guatemala, and its subsidiaries on a consolidated basis.
'Banagrícola' - Banagrícola S.A., a Panamanian company that is the parent company of Banco Agricola S.A, and its consolidated subsidiaries.
'Banco Agrícola' - Banco Agrícola S.A., an El Salvador bank and its subsidiaries on a consolidated basis.
'Bancolombia' - Bancolombia S.A., a Colombian bank.
'Banca de Inversión' - Banca de Inversión Bancolombia S.A. Corporación Financiera, a Colombian investment banking subsidiary.
'Bancolombia Capital' - Bancolombia Capital Holdings USA LLC, a U.S. brokerage and asset management company.
'Bancolombia Panamá' - Bancolombia Panamá S.A., a Panamanian subsidiary that provides banking services to non-Panamanian customers.
'Bancolombia Puerto Rico' - Bancolombia Puerto Rico Internacional Inc., a Puerto Rican subsidiary that provides banking services to customers who do not reside in Puerto Rico.
'Banistmo' - Banistmo S.A., a Panamanian bank, and its subsidiaries on a consolidated basis.
'Fiduciaria Bancolombia' - Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, a Colombian trust and fund management subsidiary.
'Foreign Banks' - Bam, Banistmo and Bancoagrícola.
'Foreign Subsidiaries' - Bancolombia's foreign subsidiaries.
'Grupo Agromercantil' 'GAH'- Grupo Agromercantil Holding S.A, a Panamanian company and the parent company of Bam.
'Nequi' - a 100% digital business line with a strong focus on financial inclusion, that operates under Bancolombia´s license .
'Renting Colombia' - Renting Colombia S.A.S., a Colombian lease and fleet management subsidiary.
'Valores Bancolombia' - Valores Bancolombia S.A. Comisionista de Bolsa, is a securities broker and the Colombian parent of brokerage and asset management company Bancolombia Capital Holdings USA LLC.
'Wenia' - Wenia S.A.S. a Colombian subsidiary, and Wenia Ltd. a Bermudian subsidiary, which allow individuals to buy, convert, receive, send and sell digital assets.
'Wompi' - Wompi S.A.S, a Colombian subsidiary and a payment platform.
Other Terms

'ADR program' - Bancolombia’s established framework to issue American Depositary Receipts (ADRs) in the United States, representing American Depositary Shares (ADS).

'ADSs' - Bancolombia’s American Depositary Shares (one ADS represents four preferred shares).
'Annual Report' - this annual report on Form 20-F.
'ATM' - automated teller machine.
'Board of Directors' 'the Board' - the board of directors of Bancolombia.
'Central Bank' - Banco de la República, the central bank of Colombia.
'Consolidated Financial Statements' - our audited consolidated statements for fiscal years 2024, 2023 and 2022. Our fiscal year ends on December 31.
'DTF' - Depósitos a Término Fijo, the commercial interest rate for 90-day deposits in Colombia.
'ESG' - the Environmental, Social and Governance criteria embedded in our corporate strategy.
'IASB' - International Accounting Standards Board.
'IFRS' - International Financial Reporting Standards issued by the IASB.
'IFRS - IC' - International Financial Reporting Interpretations Committee.
'IRS' - U.S. Internal Revenue Service.
'NYSE' - New York Stock Exchange.
'OCI' - Other Comprehensive Income.
'Peso', 'pesos' or 'COP' - the Colombian peso.
'Preferred shares' and 'common shares' - Bancolombia's outstanding, fully paid-in preferred and common shares ("acciones con dividendo preferencial sin derecho a voto" and "acciones ordinarias," respectively).
'Representative Market Rate' - Tasa Representativa del Mercado, the U.S. dollar market rate certified by Colombia's SFC.
'SEC' - the U.S. Securities and Exchange Commission.
'SMEs' - Small and Medium Enterprises.
'SMMLV' - Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia. In 2024, the effective legal minimum monthly salary in Colombia was COP $1.300.000.
'Financial Superintendency' or 'SFC' -Superintendencia Financiera de Colombia, the Finance and Public Credit Ministry agency that regulates banks, capital markets, finance and insurance.
'Superintendency of Industry and Commerce' or 'SIC' - Superintendencia de Industria y Comercio de Colombia, an agency of the Ministry of Commerce, Industry and Tourism that regulates competition in the financial services and other industries.
'U.S.' or 'United States' - the United States of America.
'USD' - U.S. dollar.
'UVR' - Unidades de Valor Real, a Central Bank inflation-adjusted index used for pricing home-mortgage loans.

Cautionary note regarding forward-looking statements
This Annual Report contains statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control.
The words 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'plan', 'predict', 'target', 'forecast', 'guideline', 'should', 'project' and similar words and expressions are intended to identify forward-looking statements. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in or implied by these forward-looking statements.
Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements appear in a number of places in this Annual Report, including in Item 3 Key Information, Section D, Risk Factors and Item 5 Operating and Financial Review and Prospects.
These factors include, but are not limited to:
(i) Changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where we operate, taking into account
(a) The potential for slower economic growth, inflation, currency depreciation, and political instability
(b) Changes to regulations, fiscal policy, government aid to sectors where we offer services, among other government decisions, could affect our financial situation.
(ii) Changes in capital markets or in markets in general that may affect policies, overall liquidity or attitudes towards lending
(iii) Unanticipated increases in financing and other costs, or the inability to obtain additional debt or equity financing on attractive terms
(iv) Prolonged inflation, or changes in foreign exchange rates, interest rates or unemployment rates
(v) Sovereign risks
(vi) Liquidity risks
(vii) Increases in delinquencies by our borrowers
(viii) Lack of acceptance of new products or services by our target customers
(ix) Competition in the banking, financial services, credit card services, insurance, asset management or remittances businesses or other industries in which we operate
(x) Adverse determination of legal or regulatory disputes or proceedings and the consequences thereof
(xi) Changes in official policies, regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions where we do business
(xii) Factors specific to us, including changes to the estimates and assumptions underlying our financial statements; our success in identifying risks (such as the incidence of loan delinquencies) and managing risks; an inability to achieve our financial and capital targets, which may result in failure to achieve the expected benefits of our strategies; a reduction in our credit ratings, which would decrease our funding availability
(xiii) Failure to achieve regulatory stress testing
(xiv) Changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including cyberattack threats, which may impact our ability to serve clients

(xv) Failure to attract, hire or retain key talent
Forward-looking statements speak only as of the date they are made and are subject to change, and, except as required by law, we do not intend, and do not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

Presentation of certain financial and other information
Accounting Principles
The Consolidated Financial Statements for the years ended December 31, 2024 and 2023, and our consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and related notes included in this Annual Report have been prepared in accordance with IFRS as issued by the IASB as well as the interpretations issued by the IFRS-IC. All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local generally accepted accounting practices of each subsidiary.
Our Consolidated Financial Statements include entities that we control, directly or indirectly. See Item 4. Information on the Company – C. Organizational Structure for a summary of the organizational structure of Bancolombia and certain subsidiaries involved in financial or capital markets.
Currencies
Our Consolidated Financial Statements are presented in Colombian pesos, which is the functional currency for us and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements and amounts as of December 31, 2024 and 2023, and for the three fiscal years ended December 31, 2024, 2023 and 2022, contained in this Annual Report are expressed in millions or billions of pesos (when indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.
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
We maintain a website at http://www.grupobancolombia.com/. In addition, certain of our subsidiaries referred to in this Annual Report maintain separate websites. For example, Banco Agrícola, Banistmo and Banco Agromercantil de Guatemala maintain websites at http://www.bancoagricola.com/, http://www.banistmo.com/ and https://www.bam.com.gt/, respectively. Information included on or accessible through our internet site or the internet site of any of the subsidiaries is not incorporated into this Annual Report or the filing. All references in this Annual Report to these and other internet sites are inactive textual references to these URLs, or 'uniform resource locators', and are for your informational reference only.

PART I
ITEM 1      Identity of Directors, Senior Management and Advisors
Not applicable.
ITEM 2      Offer Statistics and Expected Timetable
Not applicable.
ITEM 3      Key Information
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors

Investors should consider the following risks and uncertainties along with the other factors presented in this Annual Report when evaluating the report's forward-looking statements, any document incorporated by reference, our future public filings or press releases, or future oral statements made by us, our officers or other people acting on our behalf.

If any of the following risks occur, our business, operating results and financial condition, our ability to raise capital and our ability to access funding could be materially and adversely affected. In addition, we could suffer possible reputational impact. These risk factors should not be considered a complete list, and the headings below do not indicate that a given risk applies only to the heading under which it is located.

Summary of Risk Factors
Risk factors relating to Colombia and other countries where we operate.
•Changes in economic and political conditions in the countries where we operate, may adversely affect our financial condition and operating results.
•The countries where we operate are vulnerable to external effects, such as economic difficulties experienced by major regional trading partners or general contagion from economic or geopolitical shocks, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.
•Colombia and El Salvador have experienced several periods of violence and instability that could affect those economies and our business.
•Any additional taxes resulting from changes to tax regulations or the interpretations of tax regulations in the countries where we operate could adversely affect our results.
•Allegations of corruption against the government, politicians and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.
Risk factors relating to our business and the banking industry.
•We are subject to credit risk. Estimating our exposure to credit risk involves subjective and complex judgments.
•We are subject to risks from concentration in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and operating results.
•The value of our loan collateral may be insufficient to cover the outstanding principal and interest. In addition, we may be unable to realize the full value of the collateral in the event of default.
•Downgrades in our or our subsidiaries' credit ratings would increase our cost of borrowing funds and make it more difficult for us or our subsidiaries to raise new funds, attract deposits or renew maturing debt.
•Our operating results are sensitive to fluctuations in interest rates.
•We are subject to market risk and the income from our proprietary trading activities is highly volatile.

•We have significant exposure to sovereign risk, especially in Colombia, the United States, El Salvador, Panama and Guatemala. Our results could be adversely affected by decreases in the value of our sovereign debt instruments.
•We are subject to credit risk with respect to our non-traditional banking businesses, including securities investments and derivatives transactions. We are subject to market, liquidity, operational and counterparty credit risks associated with our derivative transactions.
•We are subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where we operate. Any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect our business, financial condition, operating results and reputation.
•We are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).
•The tax haven regulations in the countries where we operate could adversely affect our business and financial results.
•Changes in banking regulations in Colombia and in other jurisdictions where we operate could adversely affect our results.
•Our financial results may be negatively affected by changes to accounting standards.
•We face risks relating to regulatory compliance in general and, in particular, with respect to laws relating to anticompetitive practices, consumer protection and protection of personal data.
•Future restrictions on interest rates or banking fees could negatively affect our profitability.
•Our results could be adversely affected by high levels of inflation.
•We are exposed to environmental, social, governance and sustainability risks that could affect our financial condition and operating results.
•Our ability to attract and retain specialized talent, and the lack of professional training in the areas where we operate, could impact some business objectives.
•We may be exposed to increased costs and liabilities in the event of the failure of our service providers to perform their obligations under key services contracts.
•Our businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of our risk management, reputation and internal control system as well as our financial condition and operating results.
•Risks relating to the use of quantitative models and information may adversely impact our business strategies and results.
•Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.
•We are subject to a wide range of information security and cybersecurity incidents that can have a material adverse effect on us.
•Acquisitions and strategic alliances may not perform as expected or may disrupt our operations and adversely affect our profitability.
•We are subject to increasing competition, which may adversely affect our operating results.
•We are subject to operational risks and losses.
•Digital misinformation could adversely affect our reputation as well as our operational and financial results.
•Our policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.

Risk factors relating to Bancolombia’s preferred shares and ADSs.
•Preemptive rights may not be available to holders of ADRs evidencing ADSs.
•Exchange rate fluctuations may adversely affect the Colombian economy, the market price of Bancolombia’s ADSs, and the dividends payable to holders of Bancolombia’s ADSs.
•Bancolombia’s preferred shares have limited voting rights.
•Holders of Bancolombia’s ADSs may encounter difficulties in the exercise of dividend and voting rights.
•Relative illiquidity of the Colombian securities markets may impair the ability of an ADS holder to sell preferred shares.
•Changes in Colombia’s tax regime may affect the tax treatment of ADSs.
Risk factors relating to Colombia and other countries where we operate
Changes in economic and political conditions in the countries where we operate, may adversely affect our financial condition and operating results.
Our financial condition, operating results and asset quality depend on the macroeconomic and political conditions in Colombia, Panama, El Salvador, Guatemala and the other countries where we operate. An economic slowdown or contraction, inflation, shifts in economic policy, or changes in judicial interpretation of exchange controls could affect the overall business climate and negatively impact our financial performance and results. Other risk factors in these countries include currency depreciation, interest rate fluctuation, changes in taxation and banking laws and regulations, and other political or economic developments.

The governments of Colombia, Panama, El Salvador and Guatemala have historically exercised substantial influence on their economies and may, in the future, take steps that could affect our businesses and operating results, market conditions and the prices and rates of return on securities issued by local issuers (including Bancolombia’s securities). Potential changes in laws, public policies and regulations could create instability in these countries and their respective markets. Future developments in government policies could negatively affect our business, financial and commercial condition, as well as the market value of Bancolombia's securities.

It is likely that these risks will become more significant in the coming years, due to election 'pendulum swings,' political polarization, increasing global tensions, international conflicts, dissatisfaction with government and growing social discontent. This combination of factors could lead to greater instability and political risks in the medium term than in the recent past.

In a global context, the conflict between Russia and Ukraine has led to the imposition of financial and economic sanctions, as well as export controls, targeting certain Russian entities and individuals. These measures could further disrupt financial markets and economic conditions, potentially restricting our clients’ ability to conduct transactions with Russian counterparties, increasing volatility in foreign exchange markets, and causing other negative effects. The escalation of geopolitical tensions—including the conflict between Israel and Hamas, heightened frictions between Israel and certain Arab nations, and growing disputes between China and the U.S.—could further disrupt global trade and reduce transit through the Panama Canal, negatively impacting Panama’s economy. Additionally, these developments may lead to restrictions in commodity supplies, driving up energy and food prices. Tighter monetary policies and financial conditions could weigh on global economic growth. Higher interest rates may also trigger capital outflows, leading to depreciation of currencies such as the Colombian peso and the Guatemalan quetzal, increased domestic interest rates and renewed inflationary pressures.

Colombia

In Colombia, we expect GDP to increase from the 1.8% growth in 2024 to approximately 2.5% in 2025 as the Central Bank gradually lowers its monetary policy rate, supported by inflation converging toward the 3% target. However, risks to the outlook remain. Inflation could prove more persistent than anticipated due to indexation effects, supply-side shocks, or external pressures, potentially limiting the pace of monetary easing. Additionally, while economic acceleration may strengthen the labor market and boost domestic demand, uncertainty surrounding the government’s reform agenda—including labor, healthcare, and public services—could weigh on business and consumer confidence. Concerns over fiscal sustainability and potential disruptions in capital markets may further dampen investment dynamics, posing downside risks to GDP growth.

A sustained decline in private investment to an almost two-decade low poses a risk to Colombia’s long-term economic growth, which in turn could undermine future fiscal revenue expansion and compromise fiscal consolidation efforts. In 2024, the three major credit rating agencies that rate Colombia highlighted these challenges, emphasizing the persistent high cost to the government of its debt interest payments, high government deficits, and reliance on commodities. Over the next 24 months, Colombia could face another sovereign credit rating downgrade if the government fails to implement measures to boost investment or contain public spending.

El Salvador

El Salvador faces multiple economic risks, including a slowdown in growth from 2.6% in 2024 to approximately 2.4% in 2025 due to weaker external demand and a loss of momentum in private investment. Inflationary pressures could resurface, driven by adverse weather conditions and potential fuel price increases under the new U.S. administration. The country’s high reliance on remittances (23% of GDP) makes it vulnerable to shifts in U.S. immigration policy, while a widening current account deficit (projected at 1.9% of GDP) and limited access to capital markets poses external financing challenges.

El Salvador continues to face medium-term challenges with its public finances, and the fiscal outlook is uncertain. While government action and a preliminary agreement with the International Monetary Fund (IMF) provided some fiscal relief and reduced the risks of sovereign default, public spending increased and the fiscal deficit widened in 2024. This fiscal uncertainty has reduced El Salvador’s access to capital markets, making it dependent on capital flows from multilateral organizations and other countries. Achieving long-term fiscal sustainability is El Salvador's biggest economic challenge, and while the government has made efforts to reduce debt, the fiscal deficit is expected to remain high in the medium term. Additionally, in January 2025, El Salvador revoked bitcoin's status as legal tender to comply with conditions set by the

International Monetary Fund for a $1.4 billion loan (and as a result merchants are no longer compelled to accept bitcoin, and it is no longer an option for tax payments).

Guatemala

Guatemala faces structural risks due to its high dependence on remittances, which come mostly from the United States. While the economy’s recent performance has been moderately better than expected, primarily because of higher remittances by Guatemalans living in the United States, changes in U.S. migration policies could negatively impact remittances. A weakening of the U.S. labor market or a potential slowdown of the U.S. economy could also negatively affect Guatemala’s GDP growth in 2025 (3.5% in 2024), as could the effects of protectionist measures by the U.S. administration on Guatemalan exports and foreign investment.

Panama

Tensions between China and the United States, as well as conflicts in Ukraine and the Middle East, may adversely impact global trade and flow through the Panama Canal in the medium term, posing a significant risk to Panama’s economy. This risk is heightened by the stance of the U.S. administration on China, which could lead to trade restrictions or geopolitical tensions that further reduce transit through the canal.

In the short term, uncertainty persists over the closure of the Cobre Panamá copper mine, which halted copper exports in November 2023, leading to an increase in the trade deficit that was only partially offset by growth in service exports. Financially, Panama continues to face challenges due to a significant drop in revenues and rising spending pressures.

The countries where we operate are vulnerable to external effects, such as economic difficulties experienced by major regional trading partners or general contagion from economic or geopolitical shocks, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.
A significant decline in economic growth or a sustained economic downturn in the regional trading partners of Colombia, Panama, El Salvador or Guatemala could have a material adverse impact on foreign trade, remittance flows, and foreign direct investment in the four countries and a decrease in their economic growth. Similarly, lower growth in countries with close economic ties, such as the European Union, the United States, China and other Latin American countries in the case of Colombia, and the United States and the European Union in the case of Panama, Guatemala and El Salvador, could also have a material adverse impact.

Additionally, any deterioration in the economic and political conditions of neighboring countries could adversely affect the economies of Colombia, Panama, El Salvador and Guatemala, and cause instability and disrupt their commercial or diplomatic relationships. Any future tensions could lead to political and economic uncertainty, instability, market volatility, low confidence levels and heightened risk aversion among investors and market participants, which could adversely affect economic activity in any of those countries.

Increased tension between Colombia and the United States could lead to the imposition of U.S. tariffs, economic sanctions and migration measures that could adversely affect Colombia. In January 2025, the U.S. president announced that he would impose 25% tariffs on all Colombian imports and that such tariffs would increase. He also announced that other banking and financial sanctions would be imposed on Colombia. While these measures were not immediately implemented, the imposition of tariffs in the future may adversely impact the Colombian economy, where approximately 30% of exports go to the United States. These could affect cross-border transactions and international trade financing, potentially increasing costs for our clients and reducing demand for trade financial services, which may result in an adverse financial impact on our operations.

Recent global geopolitical fragmentation has led to decreased capital flows to emerging economies and heightened volatility in commodity prices, particularly oil. Inflation trends have already been affected, especially in El Salvador, Panama and Guatemala, and this effect may persist. Additionally, ongoing conflicts in Ukraine and the Middle East continue to generate uncertainty and volatility in international markets, which have negatively affected our financial condition and operating results and may continue to do so.

Even with expectations of lower interest rates in 2025, the global economic slowdown and persistently high interest rates create an environment of financial stress, particularly in emerging economies, which are sensitive to capital flows. It is reasonable to expect that public debt service payments will remain historically high. The combination of low economic growth and high interest rates represents a short-term risk, particularly in Colombia and El Salvador, where the main challenge will be managing public finances and generating enough tax revenue to meet spending goals in 2025 and beyond.

Events in markets where we do not operate may also affect us, for example by causing international investors to have an increased risk perception of the entire region or class of investment, which could negatively affect market prices and liquidity of securities issued or held by Bancolombia.

Colombia and El Salvador have experienced several periods of violence and instability that could affect those economies and our business.
Colombia has experienced periods of criminal violence over the past five decades, primarily due to the activities of guerilla groups and drug cartels. In recent years, the security situation has deteriorated, with rising violence linked to criminal organizations and armed groups. The government has lost control over certain territories, and coca cultivation areas have expanded significantly, while efforts at eradication have decreased. The government has implemented a peace treaty with the Revolutionary Armed Forces of Colombia (FARC), while negotiations with several other rebel groups are stalled. If there is an escalation of violence or drug-related crime, it could lead to a downgrade of sovereign ratings, higher funding costs, lower foreign investment and economic slowdown.

In El Salvador, rising violence led the Legislative Assembly to adopt exceptional measures on March 27, 2022, granting certain powers to the Executive Branch and suspending four constitutional guarantees. The suspension of these constitutional guarantees has been extended 36 times, with the most recent extension lasting from March 7, 2025, to April 5, 2025.

Any additional taxes resulting from changes to tax regulations or the interpretations of tax regulations in the countries where we operate could adversely affect our results.
Uncertainty related to tax legislation represents a constant risk for us. Changes in legislation, regulation, and developments resulting from judicial decisions, could affect our tax burden by increasing tax rates and fees, creating new taxes, limiting deductions and exemptions, and eliminating incentives and non-taxed income. We do not take aggressive positions on tax law interpretation. However, the national or local tax authorities could apply tax law in a way that we do not expect, which could result in tax audits, litigation and associated costs, and could negatively affect our results.
Allegations of corruption against the government, politicians and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.
Allegations of corruption against the government, politicians and the private sector in the countries where we operate could create economic and political uncertainty. For example, findings, convictions or allegations of illicit conduct, including by government personnel, could have adverse effects on the political and economic stability of the countries where we operate. These adverse effects may negatively impact our business by depressing business volumes or reducing our ability to recover amounts we have lent to persons or projects involved in illicit or allegedly illicit conduct.
Risk factors relating to our business and the banking industry
We are subject to credit risk. Estimating our exposure to credit risk involves subjective and complex judgments.
Several of our products expose us to credit risk. These products include loans, financial leases, guarantees, financial derivatives and lending commitments.
We estimate and establish reserves for credit risk and potential credit losses. This process involves subjective and complex judgment, including judgments based on factors such as economic projections and assumptions about the ability of our borrowers to repay their loans. This process is subject to human error, as we may not always be able to assign an accurate credit risk rating to a client, which may result in a higher exposure to credit risk than the one indicated by our risk rating system. We may be unable to detect these risks soon enough, due to limited resources or available infrastructure, or an inability by our employees to effectively implement our credit risk management system, which may increase our exposure to credit risk and could affect our operating results and financial position. A failure by us to continuously refine our credit management system could result in a higher exposure to credit risk.
If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, our financial condition and results may be materially and adversely affected. The amount of our non-performing loans could increase in the future as a result of factors beyond our control, such as changes in the payment capacity of our borrowers, increases in the inflation or interest rates, the impact of macroeconomic trends and political events affecting Colombia and other jurisdictions in which we operate (especially Panama, El Salvador and Guatemala) or events affecting specific industries. Any of these developments could have a negative effect on the quality of our loan portfolio, requiring us to increase provisions for loan losses resulting in reduced profits or in losses.
We are subject to risks from concentration in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and operating results.

Although no single group exposure represents more than 1.5% of total loans, the aggregate outstanding principal amount of our 20 largest borrowers, on a consolidated basis, represented 113.8% of the Tier 1 capital and 14.3% of our total loan portfolio at December 31, 2024. Problems with one or more of our largest borrowers could materially and adversely affect our operating results and financial position.

The value of our loan collateral may be insufficient to cover the outstanding principal and interest. In addition, we may be unable to realize the full value of the collateral in the event of default.
Our loan collateral primarily includes real estate, owned assets used for financial leasing transactions and other assets that are located primarily in Colombia, El Salvador, Panama and Guatemala, the value of which may significantly fluctuate or decline due to factors beyond our control. These can include market factors, environmental risks, macroeconomic factors and political events affecting the local economy. In addition, we may face difficulties in enforcing our rights as a secured creditor. Delays, procedural problems and local protectionism may make foreclosures and enforcement of judgments difficult. Any decline in the value of the collateral securing our loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on our operating results and financial condition.
Downgrades in our or our subsidiaries' credit ratings would increase our cost of borrowing funds and make it more difficult for us or our subsidiaries to raise new funds, attract deposits or renew maturing debt.
The credit ratings of Bancolombia and our subsidiaries are an important component of our liquidity profile. Our ability to successfully compete in the banking industry depends on our credit ratings. A downgrade of Bancolombia or one or more of our subsidiaries would increase the cost of raising funds and reduce demand for Bancolombia's securities among institutional investors. Our ability to renew maturing debt could become restricted and the terms for such renewal could become more expensive. Our lenders and counterparties in derivative transactions are also sensitive to the risk of a credit rating downgrade. A downgrade in our or our subsidiaries’ credit rating may adversely affect perceptions of our financial stability and our ability to raise deposits, which could make us and our subsidiaries less successful when competing for deposits and loans in the market.

In January 2024, Standard & Poor's revised its outlook for Colombia from stable to negative, affirming its 'BB+' long-term foreign currency rating. The agency highlighted fiscal challenges and economic vulnerabilities as key factors. Similarly, in June 2024, Moody's revised Colombia's sovereign credit rating outlook from stable to negative, while maintaining its 'Baa2' investment-grade rating. This adjustment reflects concerns over weak economic growth and rising borrowing costs, which could hinder fiscal management and weigh on the country's credit profile. Fitch Ratings maintained Colombia's 'BB+' rating with a stable outlook, signaling cautious optimism despite ongoing fiscal and economic pressures.

In line with these sovereign ratings, the agencies revised Bancolombia's credit rating outlook from stable to negative in 2024. Due to the effects that sovereign stress can exert on the operations and creditworthiness of banks, agencies usually do not assign higher ratings to Colombian financial institutions than those given to foreign currency sovereign ratings. As a result, a downgrade of our credit ratings may adversely affect our access to funding or capital markets, increase our cost of funds, or trigger additional collateral or funding requirements.

Our operating results are sensitive to fluctuations in interest rates.
We hold a substantial portfolio, including loans, deposits, securities, bonds, long-term debt and short-term borrowings and derivatives as swaps that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the value of the debt instruments. Increases in interest rates may reduce the market value of our debt instruments, leading to smaller gains or larger losses on these investments (a 100 basis point increase in interest rates could reduce the market value of the debt instruments by approximately 1.3%). Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

On the other hand, cuts in interest rates may cause margin compression and lower net interest income, as we usually hold more assets than liabilities at variable rates. Typically, in a declining interest rate environment, prepayment activity tends to rise, reducing the weighted average maturity of our interest-earning assets and adversely affecting our operating results.
Prepayment risk also has a significant adverse impact on our earnings from credit card and collateralized mortgage obligations, as prepayments could shorten the weighted average life of these assets, which may result in funding mismatches or in reinvestment of the prepayment proceeds at lower yields. In addition, these risks could materially affect our own portfolio as well as those managed by us on behalf of third parties. Consequently, any withdrawals of third-party assets could negatively impact our asset management revenues and related income streams.
We are subject to market risk and the income from our proprietary trading activities is highly volatile.
We are directly and indirectly affected by changes in market conditions. Market risk, or the risk of losses in positions arising from movements in market prices, is inherent in the products and instruments associated with our operations, including securities, bonds, proprietary trading in assets and liabilities, and derivatives, among others. Changes in market conditions that may affect our financial condition and operating results include fluctuations in interest and currency exchange rates, securities prices, and changes in the implied volatility of interest rates and foreign currency exchange rates, among others.

We derive a portion of our profits from our proprietary trading activities. Income from this activity is highly volatile and depends on numerous factors beyond our control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates, oil prices and general market volatility. A significant decline in our trading income, or the occurrence of a trading loss, could adversely affect our operating results and financial position. Therefore, the level of risk and the sensitivity of portfolio value to possible changes in interest rates are continuously monitored. As of December 2024, the modified duration of our sovereign debt proprietary trading portfolio was 1.78.
We have significant exposure to sovereign risk, especially in Colombia, the United States, El Salvador, Panama and Guatemala. Our results could be adversely affected by decreases in the value of our sovereign debt instruments.
Our debt portfolio is primarily composed of sovereign debt securities. Therefore, our results are exposed to credit, market, and liquidity risk associated with sovereign debt and, in particular, risk associated with securities issued or guaranteed by the Colombian Government. As of December 31, 2024, our total debt instruments represented 9.81% of our total assets, and the securities issued by the governments of Colombia, United States, Panama, El Salvador and Guatemala represented 39.66%, 16.39%, 5.70%, 6.70%, and 4.38%, respectively, of our total debt instruments. A significant decline in the value of these securities could affect our debt instruments portfolio and consequently our operating results and financial position.

In addition, during the past year, the sovereign risk associated with the securities issued or guaranteed by the governments of Colombia and Panama has increased. The 5-year credit default swap ('CDS'), credit derivative contracts that allow investors to hedge against credit risk on a company, a country or another entity, showed an increase during 2024 due to political uncertainty as well as fiscal challenges in both countries.

We are subject to credit risk with respect to our non-traditional banking businesses, including securities investments and derivatives transactions. We are subject to market, liquidity, operational and counterparty credit risks associated with our derivative transactions.
Non-traditional sources of credit risk can arise from, among other things: investing in securities, entering into derivative contracts under which counterparties have obligations to make payments to us, executing securities or currency trades from our proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or system failures by clearing agents, exchanges, clearing houses or other financial intermediaries. A significant increase in exposure to any of these non-traditional risks, or a significant decline in the credit quality or the insolvency of any of the counterparties, could materially and adversely affect our operating results and financial position.

We engage in derivative transactions both for hedging purposes on our own account and on behalf of our customers. These transactions expose us to a variety of risks, including market risk and liquidity (due to the difficulty in closing out a trade prior to maturity if bid-ask spreads are too large, representing a significant cost). They also expose us to operational risk, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to meet its obligations). Furthermore, the market practice and documentation for derivative transactions is less developed in the jurisdictions where we operate compared to other more economically developed countries, and the court systems in those jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there are increased operating and structural risks associated with derivatives transactions in these jurisdictions.

In addition, the execution and performance of derivatives transactions depend on our ability to develop adequate control and administrative systems, and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report these derivative transactions depends, to a great extent, on our information technology systems. These factors may further increase the risks associated with these transactions and could materially and adversely affect our operating results and financial position.

We are subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where we operate. Any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect our business, financial condition, operating results and reputation.
We are subject to comprehensive regulation and supervision by the financial authorities of Colombia, Panama, El Salvador, Guatemala and other jurisdictions where we do business. These authorities have broad powers to adopt regulations or impose other requirements that could affect or restrict our capitalization, organization and operations. These include the imposition of anti-money laundering measures and the authority to regulate the terms and conditions under which we can extend credit. In the event of noncompliance with applicable regulations, we could face fines, sanctions or the revocation of licenses or permits to operate our business.
In Colombia, for instance, if Bancolombia encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over Bancolombia's management and operations. Any sanctions, fines or other penalties resulting from noncompliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions where we operate, could materially and adversely affect our business, financial condition, operating results and reputation.
We are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).
Bancolombia and some of its subsidiaries are considered foreign financial institutions ('FFIs') under the Foreign Account Tax Compliance Act of 2010 ('FATCA') (See Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries). Additionally, Bancolombia and some of its subsidiaries are subject to reporting obligations derived from the Common Reporting Standard ('CRS') Multilateral Competent Authority Agreement ('MCAA') developed by the OECD.
However, if Bancolombia or its subsidiaries fail to comply with these requirements, certain payments to Bancolombia or its subsidiaries may be subject to withholding under FATCA or other penalties that tax authorities may impose according to their domestic regulations. Such withholding or penalties could adversely affect our operating results and financial condition. In addition, compliance with the provisions of the intergovernmental agreements ('IGA'), FFI agreements entered into with the IRS, the CRS-MCAA, domestic laws or any other regulations enforced in the relevant jurisdictions, may increase our compliance costs.
The tax haven regulations in the countries where we operate could adversely affect our business and financial results.
As a result of the tax haven regulation adopted in Colombian and El Salvador, our clients who are residents of territories designated as tax havens may face:
(i) Higher withholding tax rates on interest and dividends, mainly derived from investments in the securities market
(ii) Requests by the tax authorities for the disclosure of additional information for transactions with related companies
(iii) Increased probability of tax audits
Furthermore, Bancolombia may face non-deductibility of payments made to such residents or entities, unless the required tax amount has been withheld.

Any of these conditions could negatively affect our operations by increasing costs, reducing our client returns, increasing administrative burdens and impact our profitability and relationships with clients operating in these territories.

Changes in banking regulations in Colombia and in other jurisdictions where we operate could adversely affect our results.
Banking laws and regulations, or their official interpretation in Colombia and other jurisdictions in which we operate have a material effect on our business and operations. Banking laws and regulations may change frequently, and changes may be adopted, enforced or interpreted in a manner that may have an adverse effect on our business.

For example, the elimination by the Colombian government in 2024 of housing interest rate subsidies through the Mi Casa Ya program may affect our mortgage portfolio and construction industry, which we participate in, given that housing demand and supply may be negatively affected by an increase in interest rates.
Additionally, in connection with the approval of the pension reform in Colombia, which is pending judicial review by the Constitutional Court, the government will enact regulatory decrees modifying the pension investment rules, the distribution of pension through the financial system, and entities that can manage pension resources, among others. These regulations may result in risks to financial stability and funding sources for the capital markets where we participate once the reform comes into effect in July 2025.
The Ministry of Finance and the Central Bank have issued new rules for public comment regarding the legal framework of immediate payment systems in Colombia, which will require changes to the infrastructure used to manage low value payment systems and may result in additional costs for financial institutions and new operational requirements.
The Ministry of Finance has submitted for public comment a new decree establishing a mandatory open finance system in Colombia. The government's approach in the regulatory decree of Law 2294 of 2023 ('National Development Plan'), which established an open data framework, may result in regulatory arbitrage against banking institutions, which would be required to open their data before other financial institutions, leaving them at a disadvantage and unable to use the data during the period when the system is open.
The SFC has submitted for public comment the second version of the regulatory framework for the implementation of Basel's Pillar II capital requirements regulation and internal capital and liquidity assessment processes (ICAAP-ILAAP). Bancolombia could face potential financial effects if the SFC's rules are more stringent than the Basel Committee on Banking Supervision Standards, which could result in higher capital adequacy and liquidity requirements at a system level.
Our financial results may be negatively affected by changes to accounting standards.
Our financial statements are prepared in accordance with the IFRS, issued by the IASB, as well as the interpretations issued by the IFRS-IC. Changes to the IFRS or its interpretations may cause our future reported results and financial position to differ from current expectations. Such changes may also impact our regulatory capital and financial ratios. Our management monitors potential accounting changes and, when possible, determines their potential impact, disclosing significant future changes in our consolidated financial statements that are expected as a result of those changes. For further information about developments in financial accounting and reporting standards, see Note 2.F. Material accounting policies. – Recently issued accounting pronouncements.
We face risks relating to regulatory compliance in general and, in particular, with respect to laws relating to anticompetitive practices, consumer protection and protection of personal data.
We are subject to compliance with laws and regulations with respect to anticompetitive practices, merger control, unfair competition provisions, personal data protection, cybersecurity requirements and consumer protection. While we have a unit that oversees the implementation of new regulations using a risk-based approach and have developed a comprehensive data protection program to attempt to ensure compliance with personal data law, the risk of noncompliance with these laws and regulations may result in significant sanctions. We may not be able to prevent all risks associated with regulatory compliance or detect all instances of noncompliance, which could result in substantial fines and penalties, adversely affecting our operating results and damaging our reputation.

Future restrictions on interest rates or banking fees could negatively affect our profitability.
In the past, regulators in the jurisdictions where we operate have considered legislative and regulatory initiatives regarding limits on interest rates and banking fees. Although most such initiatives have not been adopted, there may be renewed attempts to impose or strengthen ongoing restrictions on interest rates or banking fees in the future. If we are prohibited or otherwise limited (including by limits on pricing) from continuing to charge our clients for certain products or services, including specified types of transactions, or from imposing charges for products or services that might be introduced in the future, our operating results and financial condition could be adversely affected.

Our results could be adversely affected by high levels of inflation.
High inflation increases the cost of funding and credit risk, while it slows the pace of loan origination and reduces the market value of our debt instruments. Inflation that is higher than the nominal interest rate can discourage savings and increase uncertainty and risk in the loan and stock markets. In Colombia, annual inflation began to decline gradually in the second quarter of 2023 and dropped from 9.3% at the end of 2023 to 5.2% by the end of 2024. However, this level remains above the medium-term target of 3% set by the Central Bank.

There are persistent risks suggesting that reducing inflation will take longer than expected, and it is unlikely that target levels will be achieved by the end of 2025. Factors include the 9.5% minimum wage increase, upward pressures on certain regulated goods and services such as tolls, the sharp depreciation of the Colombian peso against the U.S. dollar, and the pass-through effect on final household prices. It is reasonable to expect that credit portfolio demand will remain moderate and that the reduction in interest rates could begin to negatively impact the net interest margin of financial institutions. In contrast, the inflationary challenge that began in 2022 has been largely addressed in El Salvador, Guatemala and Panama, with inflation dropping significantly in these countries. CPI inflation fell from 1.2% at the end of 2023 to 0.3% at the end of 2024 in El Salvador, from 4.2% to 1.7% in Guatemala, and from 1.9% to -0.2% in Panama.

Therefore, 2025 could be a challenging year for financial intermediation operations, due to inflationary risk that will continue to be more pronounced in Colombia compared to other major economies in Latin America, the United States and the European Union.

We are exposed to environmental, social, governance and sustainability risks that could affect our financial condition and operating results.
Companies in the financial sector are facing significant scrutiny from a wide range of stakeholders on social, environmental, governance and sustainability topics, including climate change and diversity. This includes the role of financial institutions in providing financing to sustainability projects, in supporting sustainable business practices, and in assessing and managing non-financial and emerging risks, including those associated with environmental and social factors. Moreover, our customers, investors, regulators, employees and other stakeholders have differing requirements, expectations, demands and perspectives on these topics, which are continuing to evolve and diverge. We may not be able to meet the differing requirements, expectations and demands of all of our stakeholders, which could harm our reputation, subject us to legal and operational risks, impact customer demand, and adversely impact our financial condition and operating results.

For example, we are subject to both local and global regulations, which are becoming more complex as regulators in some jurisdictions have adopted or proposed laws, regulations and policies that diverge from, or potentially conflict with, those in other jurisdictions. In Colombia, we are required to meet sustainability-related regulatory requirements, particularly those established in External Circular 031 of 2021 and External Circular 005 of 2024, issued by the SFC. External Circular 031 requires financial institutions to disclose climate-related financial risks and their potential impact, in line with the Sustainability Accounting Standards Board ('SASB') and Task Force on Climate-Related Financial Disclosures ('TCFD') frameworks, while Circular 005 focuses on the management and disclosure of environmental, social, governance and sustainability risks in third-party investment portfolios. Globally, the regulatory landscape for environmental, social, governance and sustainability is becoming increasingly complex, with regulators in many jurisdictions adopting laws, regulations and policies aimed at enhancing transparency and promoting sustainability-related practices. Conversely, in the U.S. and other jurisdictions, there has been an increase in regulatory activity against climate- and diversity-related initiatives, which has led and is likely to continue to lead to new laws, regulations and policies seeking to limit, discourage or prohibit such initiatives.

One of the main challenges we face, along with other banks, is the lack of consistency in regulations, as requirements can differ widely, and in some cases, be in conflict with other requirements, across regions and jurisdictions. Failure to comply with any legislation, regulation or policy, including as a result of good faith interpretations that may differ from those taken by enforcement authorities in relevant jurisdictions, could lead to substantial fines, regulatory sanctions, reputational damage and operational changes.

As laws, regulations and policies on these topics continue to evolve, the uncertainty and fragmentation of regulatory approaches across different jurisdictions make compliance more difficult and costly. Additionally, the rapid pace of regulatory changes forces us to constantly update our policies and reporting systems to mitigate potential regulatory and reputational risks.

We are also exposed to the sustainability-related risks faced by our customers. For example, some of our customers face risks related to climate change. Additionally, customers with a high carbon footprint may face costs associated with transition to clean energy, which could increase the probability of default on their obligations. The physical risks of climate change for some of our clients are compounded by their dependence on natural resources, exposure to biodiversity loss, impacts on critical ecosystems, and deforestation. Moreover, our clients could be affected by evolving legislation, regulation and policies on these issues, as well as shifts in consumer behavior related to these issues and technological advances, such as the move towards a lower-carbon economy. Both physical and transition risks may result in capital losses, either from market changes or noncompliance with emerging, evolving and conflicting regulations. These risks could negatively impact our clients' financial health, operational results, cash flows, and ultimately, their ability to meet payment obligations.

Furthermore, serious climate events could affect business continuity, infrastructure, processes and headcount at our branches and offices, as well as those of our clients. Our inability to manage these risks could negatively impact the value of our and our clients’ assets, such as buildings, branches and ATMs.

Our ability to attract and retain specialized talent, and the lack of professional training in the areas where we operate, could impact some business objectives.

Our business depends on creativity, innovation and flexibility to keep up with technological advances, a changing business model and the growing demand for new products and services. The skills of our employees, the competitiveness and talent of our team, and the management of our culture and work processes are essential for our long-term success. Additionally, the evolution of labor relations poses a significant challenge that can directly impact our performance and long-term stability.
Since our strategic objectives depend largely on our human capital, any shortfall in skills, whether due to the difficulty in attracting highly qualified professionals or the loss of key employees, could translate into lower operational efficiency and a limited capacity to adapt quickly to market changes.

In this regard, financial institutions, including Bancolombia, face challenges identifying and retaining workers for positions that require highly developed and specialized knowledge.

We may be exposed to increased costs and liabilities in the event of the failure of our service providers to perform their obligations under key services contracts.
We enter into contracts with third parties who provide certain key services that are essential to the evolution of our business. These services include core banking services, online banking platforms, data and payment processing services, clearing and settlement services, software for processing credit and debit card transactions and technological infrastructure, among others. Our primary risk with service providers stems from potential operational disruptions, failures, or capacity limitations arising from our reliance on these external providers for critical components of our systems.

While we conduct due diligence before engaging service providers and monitor their business continuity plans, as well as their cybersecurity and data protection measures, we do not control their operations. If any of our key service providers fail to meet their contractual obligations or cause service disruptions (including failure to handle current or increased transaction volumes, inadequate service performance, or failure to comply with applicable laws and regulations), there can be no assurance that we will succeed in attracting and retaining the human resources necessary for the success of our businesses or in limiting cost increases from wages and other employee benefits, which could reduce the profitability of our businesses.

In addition, we may incur significant additional costs in securing substitute service providers. The unavailability of services provided by some technologies and other service providers could result in the interruption of services on certain channels through which our customers conduct transactions until a substitute provider is engaged, which could result in lost revenue, additional costs and potentially, adverse regulatory consequences and reputational harm.

Our businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of our risk management, reputation and internal control system as well as our financial condition and operating results.
All of our principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at our various digital and physical channels across numerous markets, at a time when transaction processes have become increasingly complex and volumes have increased. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively.

While we conduct simulations to ensure business continuity and disaster recovery in the event of a system failure or cybersecurity attack, and have measures in place to control vulnerabilities, there can be no guarantee that these measures will successfully eliminate or substantially mitigate the risk associated with any failure of our data collection, processing or storage systems.
A partial or complete failure of any of these systems could materially and adversely affect our decision-making, risk management and internal control systems, the quality of our service, and our ability to respond to rapidly changing market conditions. A system disruption or slowdown could also cause information, including data related to customer requests and other client information, to be lost, compromised or delivered to clients with delays or errors.
Any failure of data collection, processing, storage and management systems could result in loss of business, additional costs and regulatory penalties (including fines and penalties by regulators) that could materially and adversely affect our business, financial condition, reputation and operating results.

Risks relating to the use of quantitative models and information may adversely impact our business strategies and results.
We rely on analytical models to manage financial and non-financial risks, as well as other internal processes. However, these models are inherently subject to limitations and risks. Failures in analytical models may arise from inaccurate, misused, or unreliable tools, poor data quality, methodological flaws in model design, or inappropriate use. Such failures could lead to miscalculations in risk assessment, resulting in financial losses, regulatory scrutiny, or reputational harm.
Reliance on flawed models may adversely impact critical aspects of our operations, including strategic planning, position valuation, stress testing, risk identification and assessment, capital adequacy measurement, client asset management, public information disclosure, and compliance with financial or regulatory requirements.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.
We test the goodwill of our operating segments for impairment at least annually. The impairment test for assets recognized as of December 31, 2024, indicated that our goodwill balances are not impaired. The impairment test requires management to make assumptions regarding estimated earnings, discount rates, and long-term growth rates affecting the goodwill associated with each operating segment, as well as estimates of the carrying amounts of the operating segments to which the goodwill relates. Additionally, the impairment test requires management to analyze the macroeconomic and political environment of the geographies in which each cash-generating unit ('CGU') is located. If actual results in future periods deviate from the earnings and other assumptions on which the impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in expense charges.
For further information, see Note 2.E to the consolidated financial statements, material accounting policies, use of estimates and judgments.
We are subject to a wide range of information security and cybersecurity incidents that can have a material adverse effect on us.
As we continue to evolve our business model towards an open finance ecosystem, leveraging emerging technologies like the Application Programming Interfaces ('APIs') and Artificial Intelligence ('AI'), we face growing challenges and risks, especially related to information security and cybersecurity. Cybercriminals could use of AI, particularly Generative AI ('Gen AI'), which can create text, images, videos, and audio, to create sophisticated content for malicious purposes, including advanced cyberattacks, automated fraud, and manipulation of financial markets, as well as disruptions, manipulation of digital assets, and information leakage. While AI may play a role in optimizing decision-making, managing risks through fraud detection and credit collection, and enhancing the development of products and services, which would strengthen our competitive advantage and deliver greater value to customers, there is no assurance that it will achieve the intended results. Moreover, inadequate data management may lead to incorrect decisions by AI. Some AI models, especially those used to assess risks associated with our operations and services, may produce inaccurate, insufficient, biased, or unpredictable results, or contain other errors, any of which may not be easily detectable.

Quantum computing, which leverages quantum bits, enables quantum computers to perform calculations at speeds far surpassing those of today’s most powerful supercomputers, posing an emerging risk to system security. Currently, the protection of banking transactions, customer data, and the integrity of financial systems relies on complex encryption methods. In the future quantum computers may be able to use their superior speed to undermine the security that safeguards financial information. As a result, this could expose us to risks such as fraud, data breaches, network security threats, and damage to transaction integrity.

The fact that our services are available electronically, combined with the exploitation of software vulnerabilities, is another cybersecurity risk we face. Cybercriminals constantly seek to exploit system vulnerabilities that arise due to the dynamic changes and rapid obsolescence of technology. This is a challenge for both software service providers and their customers--vendors must continuously implement solutions for these vulnerabilities and customers, in turn, must implement these solutions quickly as well.

To meet the new demands of our competitive landscape, we have adopted certain work strategies that result in additional challenges for cybersecurity risk management. As an example, some of our employees work virtually in remote and hybrid models, which present challenges such as remote software updating and backdoor control that can lead to data leakage. This leaves employees exposed to email phishing, social engineering, and the use of vulnerable applications.

Our collaboration with service providers, whether we are using their software or working with them to develop products and services, enhances our capabilities and creates business efficiencies. However, it also increases our exposure to cybersecurity risks, such as threats to the confidentiality, integrity and availability of our information assets. It also exposes us to cyberattacks such as ransomware, which could disrupt operations, result in the loss of critical information and clients, and lead to cost overruns and economic losses. Moreover, External Circular 004 of 2024, issued by the SFC, mandates that financial institutions assess the cybersecurity conditions of critical third-party providers and sets rules for open finance services, including restrictions on web scraping. Failure to adhere to these regulations could expose us to legal, operational, and reputational risks, further highlighting the need for robust cybersecurity measures.

As of the date of this Annual Report, there have been no material cybersecurity incidents. However, our strategy, operating results and financial condition could be materially affected by cybersecurity risks and future material incidents. A failure to comply with our cybersecurity policies, procedures or controls, employee misconduct, or human, governance or technological errors could also jeopardize our ability to protect ourselves against cyberattacks.

For further information, see Item 16 k. Cybersecurity.
Acquisitions and strategic alliances may not perform as expected or may disrupt our operations and adversely affect our profitability.
We are exposed to financial risks due to the decline in the value of our acquisitions and joint ventures through strategic alliances. In particular, we hold a 50% stake in Compañía de Financiamiento Tuya S.A., which had impairment losses in 2024, as the investment value was lower than its book value, adversely affecting our financial results. Future declines in the value of our investments could negatively impact our financial condition and operating results.

We are subject to increasing competition, which may adversely affect our operating results.
We operate in a highly competitive environment and management expects an increase in competition in jurisdictions where we operate.

Intensified merger activity in the financial services industry has produced larger, better capitalized and more geographically diverse firms that can offer a wider array of financial products and services at more competitive prices. Also, the expansion of financial technology companies (known as 'FinTech') and unregulated financial intermediaries (known as 'shadow banking'), may increase competitive risks for us.

In 2025, we are preparing to launch a new instant payment system ('Bre-B') with the Colombian Central Bank. This system will allow interoperable payments and transfers to work with 'keys', which are unique identifiers linked to a bank account. The launch phase will focus on attracting clients and ensuring that they register keys with their banks. Failing to secure a significant portion of clients during this phase could jeopardize our market leadership and market share.
In addition, we face the risk that existing or potential competitors may adopt potentially disruptive innovations using artificial intelligence, optimizing their operations, personalizing their customer service and increasing their efficiency.

Our ability to maintain our competitive position, and our business, depends on: (i) fulfilling new customers’ needs through the development of new products and services; (ii) strengthening our customer base through cross-selling and remaining the primary bank of our customers; (iii) continuing our digital and technological transformation to support growth; and (iv) attracting and retaining talent. A failure to achieve any of these goals could adversely impact our operations.

We are subject to operational risks and losses.
We are exposed to operational risks that include fraud by employees or third parties, human error, inadequate process definition and technical failures that have impacted and could in the future affect the availability of services or result in improper processing of transactions. Internal fraud, in particular, refers to intentional acts of misconduct by employees, such as misappropriation of assets, manipulation or leakage of financial information, corruption, or unauthorized actions that violate established policies. These incidents not only cause financial losses but can also damage our reputation and negatively affect the trust of our stakeholders.

The financial sector is particularly vulnerable to the risk of fraud due to the accelerated digital transformation, the growth in transaction volumes and the development of new forms of fraud, all of which become a challenge for operational risk management. We depend on an extensive network of suppliers to do business, and any failures or weaknesses in these suppliers or an inability to manage their risks could result in increased costs, compromised confidential information and a decline in the quality or continuity of our products and services.

Given customers’ increasing demands to migrate from the physical to the digital world, we aim to offer a stronger value proposition through digital channels, the design of new business models and the adoption of new technologies and systems. However, these new technologies and business models may introduce new risks or amplify existing ones.

Digital misinformation could adversely affect our reputation as well as our operational and financial results.
We are subject to the risk of digital misinformation and the possibility of false news (either fabricated or misleading) about us being disseminated in the media and/or social media, which can increase negative sentiment towards us and negatively affect the trust of customers and other stakeholders. Such events could negatively impact our business and market share, which would adversely impact our operational, economic and reputational performance.
The growth of digital connectivity has made it easier for content to spread quickly through social media. In 2024, we had a strong digital presence, reaching 34.6 million users, and mentions of Bancolombia increased by more than 18% compared to 2023. While we have been mentioned in various channels and in articles, photos, and videos, some of these mentions have been used to attempt fraud. As a result, managing the risk of digital disinformation remains a challenge.

We are attempting to monitor this risk by looking at how the public (both customers and non-customers) sees our ability to respond to and correct false information in the media and on social media. We aim to take action to fix any issues we find, report misuse of our name, and correct wrong information. However, there is no guarantee that we will be able to handle or fix these issues in the future.

Our policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.
We are required to comply with applicable anti-money laundering, anti-terrorism and anti-corruption laws and regulations. These laws and regulations require us to adopt and enforce 'Know Your Customer' policies and procedures and report suspicious and large transactions to the applicable authorities. The regulations are contained in our Anti-Money Laundering Manual, or Manual SARLAFT Bancolombia, which is reviewed and updated annually, or more frequently if there are relevant changes in the applicable regulations.

While we have adopted risk-based policies and procedures, including identifying ultimate beneficial owners, aimed at preventing and detecting the use of our banking network for money laundering and terrorism financing activities and by terrorists and terrorist-related organizations, as the methods used by criminals evolve and become increasingly sophisticated, such policies and procedures may not completely eliminate the risk that we could be taken advantage of for money laundering, terrorism financing, corruption or other illegal or improper activities

We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act and Colombian regulations on transnational bribery, domestic bribery and others forms of corruption. We have policies and procedures aimed at preventing, detecting and responding to acts of corruption that could be committed by our directors, employees, suppliers and others. These include our anti-corruption policy, which is reviewed twice every year and updated as needed, employee training based on behavioral science, reporting channels including an ethics line, monitoring, internal investigations, sanctions and our whistleblower protection policy. While the system is designed to detect and prevent corrupt behavior, it does not eliminate the risk of corrupt practices. If we fail to fully comply with applicable laws and regulations, we could face fines, penalties or other liabilities, including restrictions on our ability to conduct business. In addition, our business and reputation could suffer.

Noncompliance with applicable laws and regulations may expose us to fines, penalties, or operational restrictions. Furthermore, our reputation and ability to conduct business could be negatively affected if we fail to effectively prevent and address instances of money laundering, terrorism financing, corruption, or other unlawful activities.

Risks relating to the preferred shares and the ADSs.
Preemptive rights may not be available to holders of ADRs evidencing ADSs.
Bancolombia’s bylaws and Colombian law require that, whenever Bancolombia issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADSs) the right to purchase a number of shares of the same class sufficient to maintain their existing percentage ownership of the aggregate capital stock of Bancolombia . These rights are called preemptive rights. United States holders of ADSs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the 'Depositary') for Bancolombia’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement is available.

Bancolombia is obligated to file a registration statement or find a corresponding exemption only if it determines to extend the rights to holders of the ADSs. Although it is not obligated to do so, Bancolombia intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to Bancolombia from enabling the holders of the ADSs to exercise those rights and any other factors deemed appropriate at the time before it makes a decision as to whether to file a registration statement. Accordingly, Bancolombia may in some cases decide not to file a registration statement.

Under the deposit agreement between Bancolombia and the Depositary, only the Depositary is entitled to exercise preemptive rights, and the Depositary has no obligation to make available preemptive rights to holders of ADSs. If Bancolombia offers or causes to be offered to the holders of any deposited securities, including preferred shares of Bancolombia, any rights to subscribe for additional preferred shares of Bancolombia or any rights of any other nature, the Depositary has discretion as to the procedure to be followed in making such rights available to any holders of ADSs or in disposing of such rights on behalf of any holders of ADSs and making the net proceeds available to such holders of ADSs. If by the terms of such rights offering or for any other reason, the Depositary does not either make such rights available to any holders of ADSs or dispose of such rights and make the net proceeds available to such holders of ADSs, then the Depositary will allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADSs will be proportionately diluted.

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of Bancolombia’s ADSs, and the dividends payable to holders of Bancolombia’s ADSs.
Colombia has adopted a floating exchange rate system, but the Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, and in particular during the past two years, the Colombian peso has fluctuated significantly against the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, oil price volatility, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso.
Because a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact our results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of our ADSs as well as the market price and liquidity of ADSs.
Bancolombia’s preferred shares have limited voting rights.
Bancolombia’s corporate affairs are governed by its bylaws and Colombian law. Under Bancolombia’s bylaws and Colombian law, Bancolombia’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Under Bancolombia’s bylaws and Colombian corporate law, holders of preferred shares (and, consequently, holders of ADSs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in Item 10. Additional Information – B. Memorandum and Articles of Association – Voting Rights – Preferred Shares. Holders of Bancolombia’s preferred shares, including holders of ADSs, are not entitled to vote for the election of directors or to influence Bancolombia’s management policies.

Holders of Bancolombia’s ADSs may encounter difficulties in the exercise of dividend and voting rights.
Holders of Bancolombia’s ADSs may encounter difficulties in the exercise of some of their rights with respect to the shares underlying ADRs. If Bancolombia makes a distribution to holders of underlying shares in the form of securities, the Depositary is allowed, at its discretion, to sell those securities on behalf of ADS holders and instead distribute the net proceeds to the ADS holders. Also, even in those limited instances in which the preferred shares represented by the ADSs have the power to vote, under some circumstances, ADS holders may not be able to vote by giving instructions to the Depositary. This may occur if ADS holders do not receive from the Depositary a notice of meeting sufficiently prior to the instruction date to ensure that the Depositary will vote the preferred shares represented by the ADSs in accordance with instructions received from such holders. There are no circumstances in which holders of ADSs may vote in a way other than by providing instructions to the Depositary.
Relative illiquidity of the Colombian securities markets may impair the ability of an ADS holder to sell preferred shares.
Bancolombia’s common and preferred shares are listed on the Colombian Securities Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Securities Exchange. A liquid trading market for Bancolombia’s securities might not develop on the Colombian Securities Exchange. A limited trading market could impair the ability of an ADS holder to sell preferred shares (obtained upon withdrawal of such shares from the ADR facility) on the Colombian Securities Exchange in the amount and at the price and time such holder desires and could increase the volatility of the price of the ADSs.
Changes in Colombia’s tax regime may affect the tax treatment of ADSs.
ADSs do not have the same tax treatment as other equity investments in Colombia. ADSs represent Bancolombia’s preferred shares and are held through a fund of foreign capital in Colombia that is subject to a specific tax regulatory regime. Accordingly, the Colombia law applicable to equity investments, in particular those relating to dividends and profits from sale, do not apply to ADSs, including Bancolombia’s ADSs.
Notwithstanding the above, the tax regime applicable to ADSs may change, considering that the Colombian tax regime has undergone several changes in recent years.
For more information, see Item 10. Additional Information. – E. Taxation – Colombia Taxation.
ITEM 4           Information about the Company
A.History and development of the company
Bancolombia is one of the largest Colombian financial groups, with presence in other countries such as Panama, El Salvador, Puerto Rico, Guatemala and the United States. We provide a wide range of financial products and services to a diversified individual, corporate and government customer base throughout Colombia, Latin America and the Caribbean.
Our holding company, Bancolombia, is a stock company (sociedad anónima) domiciled in Medellin, Colombia, and operates under Colombian laws and regulations. Bancolombia was incorporated in Colombia in 1945, and is incorporated until December 8, 2144. In May 2007, Bancolombia Panama acquired Banagrícola. In October 2013, Bancolombia acquired Banistmo, and Bancolombia Panama acquired a 40% interest in Grupo Agromercantil. In December 2015, Bancolombia Panama acquired an additional 20% interest in Grupo Agromercantil, and acquired the remaining 40% interest in September 2020.
Since 1981, Bancolombia’s common shares have traded on the Colombian Securities Exchange under the symbol 'BCOLOMBIA.' Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol 'CIB,' and on the Colombian Securities Exchange, where its preferred shares are traded under the symbol 'PFBCOLOM.' See Item 9. The Offer and Listing.

Bancolombia's headquarters are located at Carrera 48 # 26-85, Medellín, Colombia, and the telephone number is + (57) 601 488-5950.
Bancolombia's website is: https://www.grupobancolombia.com.
Bancolombia's agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
Recent developments
Start of operations of our Subsidiary Wenia Ltd.
On May 2, 2024, our subsidiary Wenia Ltd., an affiliate of Banca de Inversión incorporated under the laws of Bermuda, began operations.
Wenia is a platform that provides digital asset services to Colombian citizens who are resident in Colombia. Wenia’s clients can buy, sell, convert, receive and send the digital assets available in the platform, including the COPW, a digital asset created by Wenia and indexed 1:1 to the Colombian peso.
Wenia holds a Class F license granted by the Bermuda Monetary Authority, the entity responsible for regulating Wenia’s activities, under the Bermuda Digital Asset Business Act of 2018.
Liability management transaction in the United States
On June 3, 2024, Bancolombia announced a transaction to optimize Bancolombia's capital and indebtedness structure.
As part of the liability management transaction, Bancolombia launched offers to purchase for cash any and all of its outstanding 3.000% Senior Notes due 2025 (the '2025 Notes') and up to USD 400,000,000 of its outstanding 6.909% Subordinated Notes due 2027 (the '2027 Notes'), upon the terms and subject to the conditions set forth in an Offer to Purchase addressed to holders of the notes.
On June 24, 2024, Bancolombia purchased USD 267,421,000 of the 2025 Notes and USD $283,632,000 of the 2027 Notes. Additionally, on July 2, 2024, Bancolombia purchased USD 2,013,000 of the 2025 Notes and USD 4,661,000 of the 2027 Notes. The tenders represented approximately 55.90% of the 2025 Notes and 38.44% of the 2027 Notes. Holders of the 2025 Notes tendered by the expiration date received USD 936.46 per USD 1,000 principal amount, and holders of the 2027 Notes received USD 950.00 per USD 1,000 principal amount, plus accrued interest.
On July 2, 2024, Bancolombia announced the expiration and final tender results of its offers to purchase.
New Issuance of USD 800 million of Subordinated Notes

On June 17, 2024, Bancolombia announced that it had priced the public offering of USD 800,000,000 in aggregate principal amount of its subordinated notes due December 24, 2034 (the 'Notes Offering'). The notes have a 10 years and six months maturity, are subject to optional redemption following the fifth anniversary of the issuance, and were issued with a coupon of 8.625% (subject to adjustment on a reset date), payable semi-annually on June 24 and December 24 of each year, commencing on December 24, 2024.

Bancolombia used part of the proceeds from the Notes Offering to purchase its 2027 Notes, pursuant to the liability management transaction announced on June 3, 2024. Remaining proceeds were used for general corporate purposes.

Redemption of the 3.000% Senior Notes due 2025 and the 4.625% Subordinated Notes due 2029

On October 24, 2024, Bancolombia announced that it would redeem in full all of its outstanding 2025 Notes on November 13, 2024, and all of its 4.625% Subordinated Notes due 2029 on December 18, 2024. The 2025 Notes were redeemed at a make-whole redemption price, which is the greater of the treasury rate plus 25 basis points plus accrued interest, or 100% of the principal amount plus accrued interest. The 2029 Notes were redeemed at 100% of the principal amount plus accrued interest.

Corporate Structure Changes and creation of Grupo Cibest S.A. holding company

On October 29, 2024, Bancolombia announced that its Board of Directors had authorized management to move forward with the steps necessary to modify the corporate structure of Bancolombia Group through the creation of a holding company named Grupo Cibest S.A. ('Grupo Cibest') and related corporate transactions (the 'Corporate Structure Changes'). The Corporate Structure Changes aim to separate Bancolombia as a financial entity from Grupo Cibest as the parent company to optimize capital allocation and facilitate business structuring. These changes will be presented for consideration at an Extraordinary General Shareholders' Meeting of the common and preferred shareholders of Bancolombia to be held on April 23, 2025. As of February 28, 2025, all regulatory approvals required to effect the Corporate Structure Changes have been received.

The Corporate Structure Changes include distributing certain subsidiaries and assets to Grupo Cibest and merging specific entities, and ensuring shareholders of Bancolombia would maintain their shares and rights in Grupo Cibest. Grupo Cibest's common and preferred shares would be listed on the Bolsa de Valores de Colombia, and Grupo Cibest will maintain an ADR facility equivalent to Bancolombia’s existing ADR facility, with such ADRs representing interests in Grupo Cibest’s preferred shares and listed on the NYSE. Bancolombia would continue to be the issuer of its bonds that are outstanding at the time of the Corporate Structure Changes and offer the same products and services through existing channels.

Filing of a registration statement on form F-4

On December 2, 2024, Bancolombia announced that it had filed a registration statement on Form F-4 with the SEC in connection with the Corporate Structure Changes. The Form F-4 is necessary for registering the common and preferred shares to be issued by Grupo Cibest under the U.S. Securities Act (including the preferred shares to be issued in respect of American depositary shares).

On March 19, 2025, Bancolombia announced that it had filed Amendment No. 1 to the registration statement on Form F-4 with the SEC. The registration statement on Form F-4 was declared effective on March 21, 2025, and the final prospectus is being sent to shareholders in the U.S. Shareholders were encouraged to read the Form F-4 and other related documents for important information about the Corporate Structure Changes.

Renewal of liquidity program
On December 11, 2024, Bancolombia announced that the Colombian Stock Exchange (BVC) had authorized the indefinite renewal of a liquidity program for Bancolombia's ordinary and preferred shares with Credicorp Capital Colombia.
This program seeks to increase the number of transactions involving Bancolombia's shares through purchase and sale orders entered by Credicorp Capital Colombia on the Colombian Stock Exchange, enabling price formation.

These mechanisms contribute to promoting liquidity and mitigating volatility in stock trading and facilitating market entry and exit for investors.
Public takeover offers
In 2024, and as of the date of this Annual Report, there have been no public takeover offers by third parties for Bancolombia's shares or by us for other companies’ shares.
Capital acquisitions and divestitures
During 2024, total capital expenditures amounted to COP 714.7 billion. Such investments were mainly focused on distribution channels and technology assets (COP 603.6 billion) driven by investments in digital transformation and fixed assets (COP 111.1 billion).
For 2025, Bancolombia expects to invest approximately COP 763.9 billion (up 7% from 2024) mainly on financial and non-financial digital experiences and new fraud management capabilities, such as facial biometrics and behavioral analysis, in addition to investments in products to guarantee the speed, timeliness and scalability of Bancolombia's services.
We also expect that, in the medium term, capital expenditures associated with distribution channels, cybersecurity, migration to the cloud, and digital offerings will continue to be a priority, to maintain operational excellence and customer experience.
The following table summarizes Bancolombia’s principal capital acquisitions and divestitures of interests in other companies, for the years ending December 31, 2024, 2023 and 2022:

Capital acquisitions(1)	Type of investment	For the year ended December 31,			Total
		2024	2023	2022
		In millions of COP
Purchases of investments
P.A. CEDIS Sodimac	Subsidiary	462,442	-	-	462,442
FCP Pactia Inmobiliario	Financial instrument	230,674	-	-	230,674
P.A. Linz Granz del Rio	Subsidiary	6,490	-	-	6,490
P.A. Coba	Joint venture	5,823	-	-	5,823
Ozone Financial Technology Limited	Financial instrument	3,908	-	-	3,908
Fideicomiso Selecto Terrazu E1	Subsidiary	3,516	-	-	3,516
P.A. Acelera TI	Joint venture	560	-	-	560
P.A. Nomad Central	Subsidiary	-	106,020	-	106,020
P.A. Calle 84(2)	Subsidiary	-	104,617	-	104,617
Holding Bursátil Regional S.A.(3)	Financial instrument	-	78,139	-	78,139
P.A. Galería la 33	Subsidiary	-	30,139	-	30,139
Pexton Holdings Limited	Financial instrument	-	3,681	-	3,681
P.A. Wenia	Subsidiary	-	2,210	-	2,210
FCP Fondo Inmobiliario Colombia	Subsidiary	-	-	816,081	816,081
Nequi S.A.	Subsidiary	-	-	150,000	150,000
P.A. Flor Morado Plaza	Subsidiary	-	-	140,000	140,000
Fideicomiso Lote B6 Ciudad del Río	Subsidiary	-	-	43,659	43,659
P.A. Florencia Ferrara	Subsidiary	-	-	6,933	6,933
Expenditures
Nequi S.A.	Subsidiary	90,000	-	-	90,000
Compañía de Financiamiento Tuya S.A.	Joint venture	76,750	62,500	55,000	194,250
P.A. Calle 84(2)	Subsidiary	60,760	-	-	60,760
P.A. Nomad Salitre	Subsidiary	52,920	27,930	21,560	102,410
Inversiones CFNS S.A.S.	Subsidiary	50,000	-	-	50,000
P.A. Nomad Central	Subsidiary	40,670	-	-	40,670
P.A. Nomad Distrito Vera	Subsidiary	31,409	-	-	31,409
Wenia Ltd.	Subsidiary	30,463	61,566	9,620	101,649
P.A. El Bosque	Associate	25,376	16,665	40,231	82,272
Ecosistemas Digitales S.A.S.	Joint venture	7,015	8,642	5,149	20,806
Bancolombia Capital Holdings USA LLC	Subsidiary	5,386	8,488	7,916	21,790
P.A. Distrito Vera	Associate	5,188	6,227	-	11,415
Internacional Ejecutiva de Aviación S.A.S.	Associate	3,000	-	-	3,000
Servicios de Identidad Digital S.A.S.	Associate	2,487	2,433	7,267	12,187
P.A. Muverang	Joint venture	1,952	3,305	1,750	7,007
P.A. FAI Calle 77	Subsidiary	826	3,469	62,041	66,336
Sistema de Inversiones y Negocios S.A.	Subsidiary	-	75,505	27,109	102,614
Wompi S.A.S.	Subsidiary	-	41,000	20,706	61,706
P.A. Mercurio	Subsidiary	-	7,833	249,492	257,325
P.A. El Otoño	Associate	-	8,055	23,926	31,981
P.A. Viva Malls	Associate	-	3,192	-	3,192
P.A. Laurel	Joint venture	-	3,156	22,927	26,083
P.A. Blup	Joint venture	-	2,353	-	2,353
P.A. Mirador de la Ciénaga	Associate	-	155	1,965	2,120
Agricapital S.A.S.	Associate	-	97	322	419
Protección S.A.	Associate	-	-	61,728	61,728

Capital acquisitions(1)	Type of investment	For the year ended December 31,			Total
		2024	2023	2022
		In millions of COP
VILIV S.A.S. (Dissolved)	Joint venture	-	-	1,498	1,498
Others		4,168	3,199	62,207	69,574
Total acquisitions		1,201,783	670,576	1,839,087	3,711,446
(1)The amounts in this table correspond to the consideration paid as a result of the acquisition of each investment.
(2)The amount includes the capital acquisitions in P.A. Calle 84 (2) and P.A. Calle 84 (3).
(3)In November 2023, the integration of the stock exchanges of Colombia, Chile, and Peru was perfected, resulting in the creation of the Regional Stock Holding. As a result of this integration, 5,992,160 shares of the Bolsa de Valores de Colombia S.A. were delisted for COP 56,146, and 3,606,223 shares were recognized in the Regional Stock Holding for COP 78,139, this transaction generated an income in results of COP 21,993, see Note 25.5. Dividends and net income on equity investments. Bancolombia retains 134 shares that were not included in this transaction, valued at COP 2.

Capital divestitures(1)	Type of investment	As of December 31,			Total
		2024	2023	2022
		In millions of COP
Sales of investments
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris	Subsidiary	51,098	-	-	51,098
Fideicomiso Lote Distrito Vera B4	Subsidiary	26,358	-	-	26,358
Residual Rights	Financial instrument	18,516	8,958	16,056	43,530
Bolsa de Valores de Colombia	Financial instrument	-	56,146	-	56,146
Fideicomiso Lote B6 Ciudad del Río	Subsidiary	-	34,031	-	34,031
Diversitures
P.A. Madrid II	Associate	11,278	-	-	11,278
P.A. La Felicidad	Associate	3,168	3,636	-	6,804
P.A Mirador de La Ciénaga	Associate	3,053	-	-	3,053
P.A. El Otoño	Associate	2,894	-	-	2,894
P.A. Boreal	Associate	520	864	452	1,836
Banco Latinoamericano de Comercio Exterior	Financial instrument	520	-	-	520
Proteccion S.A.(2)	Associate	-	-	161,529	161,529
P.A. Viva Malls	Associate	-	-	14,361	14,361
Others		954	724	13,269	14,947
Total divestitures		118,359	104,359	205,667	428,385
(1)The amounts in this table correspond to the consideration received as a result of the sale of each investment.
(2)On December 5, 2022, the spin-off of Protección S.A. was registered and the company Asulado Seguros de Vida S.A. was formed, with respect to which the Bank sold its interests to SURA Asset Management S.A., to comply with the authorized investment regime.

B.Business overview
B.1General
Company description
We are a full-service financial group offering a wide range of banking products and services to a diversified customer base of nearly 33 million individual and corporate customers. We deliver our products and services through a regional network comprising, as of the date of this Annual Report, Colombia’s largest non-government banking network, El Salvador’s leading financial conglomerate, Guatemala’s fourth-largest bank, Panama’s second-largest bank and offshore banking subsidiaries in Panama and Puerto Rico.

Main lines of business
We manage our business through nine main operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking, and All Other. For a description and discussion of these segments, please see Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results by Segment.

PRODUCTS AND SERVICES
We offer the following products and services. Not all are offered in each country where we operate.

Savings and Investment: We offer our customers checking accounts, savings accounts, fixed-term deposits and a variety of investment products that fit the specific transactional needs of each client and income bracket.

A la Mano: A mobile phone-based savings account for low-income clients and those with no prior banking experience. The service will cease to be available in May 2025. Starting March 5, 2025, clients have the option to transition to Nequi by downloading the app to their mobile phones, by going to an official app store, or by following the steps in their Bancolombia A la mano app. They also have the option to open a Bancolombia savings account, according to their needs.

Financing: We offer a wide range of credit alternatives, including trade financing, loans funded by domestic development banks, working capital loans, mortgage, credit cards, personal loans, vehicle loans, payroll loans and overdrafts.

Factoring: We offer solutions for handling working capital and maximizing asset turnover through comprehensive solutions to manage accounts receivable financing.

Financial and Operating Leases: We offer financial and operating leases specifically designed for acquiring fixed assets.

Capital Markets: We assist our clients in mitigating market risk through hedging instruments such as futures, forwards, options and swaps.

Trading: Bancolombia offers an app and an internet-based trading platform for retail and institutional clients, which allows them to buy and sell securities on the Colombian Stock Exchange.

Bancolombia also performs interbank lending, repurchase agreements (repos), foreign exchange transactions, as well as sovereign and corporate securities sales and trading. Bancolombia is an active player in the 'market-makers' scheme for trading Colombian sovereign debt (TES bonds).

Bancolombia offers its clients direct access to local and international capital markets through a full range of brokerage and investment advisory services that cover equities and fixed income securities, proprietary trading and third-party asset management products, such as mutual funds, private equity funds, and privately managed investment accounts for institutional, corporate and private bank clients.

Cash Management: We provide support to our clients through efficient cash management, offering a portfolio of standard products that allow clients to make payments and collections through different channels. Our payables and receivables services provide solutions to process and reconcile transactions accurately, efficiently, and in a timely manner. We also offer a comprehensive reporting solution, providing the data that is required by customers’ internal processes. In addition, we design and create products to address our clients’ specific payment and collection needs. These include a variety of real time web services, straight-through processing (STP) and messaging through SWIFT Net solutions.

Foreign Currency and Trade Finance: We offer our clients specialized solutions to satisfy their foreign currency investment, financing and payment needs. We also provide trade finance solutions with products such as letters of credit, standby letters of credit and bills collection.

Bancassurance and Insurance: Bancolombia distributes diverse insurance products (life, health, agriculture, pets, debtors, and homeowner's insurance) written by Seguros Generales Suramericana S.A and Seguros de Vida Suramericana S.A, two of the main insurance companies in Colombia. In addition, Bancolombia offers unemployment and theft insurance written by Cardif Colombia Seguros Generales S.A.

Investment Banking: Bancolombia through its subsidiary Banca de Inversión, offers a wide variety of value-added services, including structuring of leverage finance (project finance, acquisitions, and large corporate loans), loan syndication, debt and equity capital markets, principal investments (in alternative assets), M&A, hedging strategy advisory, restructurings, across all economic sectors, with coverage in Colombia and Central America.

Trust and Fiduciary Services: Bancolombia, through its subsidiary Fiduciaria Bancolombia, offers a broad portfolio of services tailored for companies and individuals. These services include managing escrow accounts, multiple investment funds, and real estate funds.

Nequi (Digital): Nequi is a 100% digital business line with a strong focus on financial inclusion, user-friendly services and the intensive use of technology. It operates under Bancolombia's license and uses technology to address the financial needs of today's clients. Nequi is completely paperless; users interact with the platform exclusively by mobile phone, with no contact with Bancolombia’s branch network. Nequi offers savings accounts, a digital debit card, PayPal integration, loans and third-party non-financial services, such as utilities, entertainment and transportation, to over 21.3 million users in Colombia.

In 2024, Nequi focused on consolidating its value proposition and increasing access to credit, resulting in a 517% increase in originations.

Nequi is in the process of obtaining its own financial institution license, separate from Bancolombia, a development that we expect will help unlock the value of the business and enhance its development. Preparations for the separation were completed in the first quarter of 2024 and the SFC conducted a verification visit. The SFC has been reviewing the Nequi proceedings in parallel with the Corporate Structure Changes. This process has not slowed down Nequi’s progress, as it continues to add new services and functionality.

At the end of 2024, a decision was made to unify Banistmo’s digital offerings, transitioning Nequi customers in Panama to the online banking services of Banistmo. Nequi Panama has always operated under Banistmo’s banking license under a brand-use license contract granted by Bancolombia

NEW PRODUCTS OR SERVICES
We continue our efforts to diversify and innovate in our product portfolio. Below is a brief description of the new products and services introduced in 2024:

New features in Bancolombia Cards: Bancolombia Cards introduced new features designed to enhance customer experience (which includes the introduction of the Virtual Debit Card through Apple Pay, Google Pay and Garmin Pay).
In August, we rolled out TouchCard functionality on our new Mastercard debit and credit cards, which includes tactile markers for visually impaired customers, enhancing their independence and security. In November, Bancolombia launched the Tap to Add feature for Visa cards, which allows customers to add their cards to iOS devices by simply tapping them close to the screen.

Collections, Taxes, and Government (RIGO): Bancolombia's new proprietary, cloud-based digital collection system helps our clients manage their accounts receivable and collection processes. It is flexible and customizable for clients in all segments of our business.

Customer Collection Files to Bancolombia via Host to Host (H2H): We enabled a new option for the exchange of collection files between Bancolombia and our business clients, using a direct, more secure, automatic connection called Host to Host (H2H). With this new functionality, our clients no longer need to access our virtual branch to carry out this process, simplifying and reducing their operational burden.

Capital Life Insurance: This product, launched in February 2024, offers our clients protection in case of death or disability. As an added benefit, clients can receive a percentage of the premiums paid each year as a refund, activated after 12 months of the policy being in force and settled annually. This new product provides benefits during the term of the insurance, an innovation in the insurance market.

Self-management of Trust Businesses: We launched a new service that allows customers to self-manage payment orders from a virtual branch. Customers can check payment status, download payment receipts, reschedule payment dates and file payroll payments.

Business App and Virtual Business: These have been transformed to offer a better, more user-friendly and fully digital experience, providing more functionality and simplifying the management of business finances.

The new platform also offers enhanced security measures, including facial biometrics and authentication with a user ID and alphanumeric password.

It also provides additional functionalities, such as balance inquiries, bill payments, credit payments, credit card payments, leasing payments, transfers between own accounts, virtual investment openings, sending and receiving money, among others.

One of the key improvements is that customers can manage multiple businesses from a single device, as it is now possible to register up to three dynamic passwords to access different accounts.

Banking as a service: We implemented a personal-loan-as-a-service API (Application Programming Interface), which allows corporate clients to integrate personal loans into their own digital offerings. This allows us to grow Bancolombia’s balance sheet by leveraging third-party distribution channels and opens the possibility of generating new revenue.

Nequi: Commissions on top-ups and bill payments grew by 79% and in 2024 we enabled 99 new bill payment options, mainly for payment of public services in different regions of Colombia.

The virtual store was also enabled with the activation of 12 stores in our digital ecosystem, which allows us to go beyond the financial world and offer new daily experiences to customers.

We also focused on immediate approval of credits, as we continue to expand our credit offering.

Sustainable finance: We offer a range of Sustainable/ESG credit lines, including a sustainable credit line aimed at projects that promote clean technology, renewable energy, energy efficiency, clean fuel, and reduction of waste and emissions. In 2024 we added a new product for the financing of sustainable road infrastructure projects. Some of these credit lines are available in Colombian pesos and U.S. dollars, enabling our clients to support sustainable businesses in international supply chains.

Use of AI

We have been developing a corporate strategy focused on data, analytics and artificial intelligence (AI) (focused on machine learning). The core of this strategy is to build organization-wide capabilities and foster the adoption of AI across business units. The main objective is to enhance decision-making and develop new products and services, strengthening our competitive advantage. We are focusing our efforts on ensuring that business units with the greatest potential impact on our results for best practices in AI usage and risk mitigation. As of the date of this Annual Report, we have implemented the use of machine learning but do not use generative AI with our customers.

B.2Operations
See Note 3 to the Consolidated Financial Statements included in this Annual Report for a description of the principal markets in which we compete, including a breakdown of total interest and valuation income by category of activity and geographic market for each of the last three fiscal years.
B.3Seasonality of deposits
Historically, we have experienced some seasonality in our demand deposits, with lower average balances during the first months of the year and higher average balances at the end of the year. This behavior is explained primarily by the increased liquidity provided by the Central Bank and the Colombian National Treasury at year end, as economic activity tends to be higher during this period, resulting in a greater number of transactions.
During 2024, the Central Bank began to gradually reduce its monetary policy rate as inflation began to recede and move towards its target, and it has maintained a moderate monetary policy. This has led to low demand for credit, which, combined with the growth in deposits, has resulted in excess liquidity throughout the year.
However, we do not consider the seasonality of demand deposits to have a significant impact on our business, since any excess or shortage of liquidity has been managed through the treasury portfolio.
B.4Raw materials
We are not dependent on sources or availability of raw materials.

B.5DISTRIBUTION NETWORK
We provide our products and services through a traditional branch network, sales and customer representatives, as well as through mobile branches (Puntos de Atención Móviles), an ATM network, online and computer banking, telephone banking, mobile phone banking services, and points of sale (Puntos de Atención Cercano), among others. Transactions performed through electronic channels represented more than 95.74% of all transactions in 2024, compared to 95.22% of all transactions in 2023. In addition, as of December 31, 2024, Bancolombia had a sales force of approximately 13,729 employees.
The following are the distribution channels offered by Bancolombia as of December 31, 2024:
Branch Network1
As of December 31, 2024, our consolidated branch network consisted of 930 offices, including 575 Bancolombia offices, 37 Renting Colombia offices, 91 Banco Agricola offices, 37 Banistmo offices, 151 Bam offices and 39 offices of other subsidiaries.

	Number of branches 2024	Number of branches 2023	Number of branches 2022
Company (1)
Bancolombia S.A.(Colombia)	575	578	583
BAM (Guatemala)	151	155	157
Renting Colombia (2)	37	63	65
Banco Agrícola	91	91	90
Banistmo	37	39	39
Valores Bancolombia	17	19	19
Fiduciaria Bancolombia	8	8	7
Financomer	1	3	4
SUFI	2	2	2
Inversiones CFNS S.A.S.	2	2	2
Banca de Inversión	2	2	2
Bancolombia Panamá	1	1	1
Bancolombia S.A Panamá Branch	1	1	1
Valores Banistmo	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1
Arrendadora Financiera S.A.	1	1	1
Valores Banagricola, S.A. de C.V.	1	1	1
Bancolombia Capital Holding LLC (Miami)	1	1	1
Transportempo S.A.S	—	—	1
Total	930	969	978
(1)For some subsidiaries, the main office is considered a branch.
13 "Localiza" and "13 Puntos Éxito" were closed
Banking Correspondents
A banking correspondent is a platform that allows non-financial institutions, such as retail stores that are open to the public, to provide financial services and transactions in locations where banks and financial institutions have limited or no presence. As of December 31, 2024, we had 35,173 banking correspondents, including 28,251 in Colombia, 535 in Panama, 5,609 in Guatemala and 778 in El Salvador.
1

Puntos de Atención Móviles ('PAMs')
PAMs are commercial advisors who visit small towns periodically to offer our products and services. As of December 31, 2024, there were 519 PAMs (489 in Colombia, 13 in Guatemala and 17 in El Salvador). Panama has no PAMs.
Kiosks
Kiosks are located inside our branches, in malls and in other public places and allow our clients to conduct a variety of self-service transactions. As of December 31, 2024, there were a total of 495 kiosks, 210 in El Salvador and 285 in Colombia. Panama and Guatemala have no kiosks.
ATMs
We have a total of 6,113 ATMs, including 5,211 in Colombia, 576 in El Salvador and 326 in Panama. Bam sold its Guatemalan ATM network (155 ATMs) to 5B in November 2023 and outsources ATM services to 5B.
Online/Computer Banking
We offer multiple online and computer-based banking alternatives designed to fit the specific needs of our different client segments. Through a variety of platforms (computer and internet-based solutions) our clients can review their account balances and monitor transactions in their deposit accounts, loans and credit cards, make virtual term investments, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, negotiate stocks, learn about products and services and complete other transactions in real time.
Telephone Banking
We provide customized and convenient advisory services to customers of all segments through automatic interactive voice response (IVR) operations and a 24/7 contact center.
Mobile Banking Service
Our clients can conduct a variety of transactions using their mobile phones, including fund transfers between Bancolombia accounts, account balance inquiries, QR code payments and payment of bills and invoices.
Business Connections Banking Service
Business Connections is a differentiating feature of Bancolombia's product line. It consists of a direct connection between Bancolombia's servers and the client, allowing transactions and document exchange to take place, supplementing our cash management and factoring products. It offers a secure and efficient option for clients to handle their funds, particularly their cash management needs.
B.6Patents, licenses and contracts
Bancolombia is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

However, Bancolombia has entered into contracts with third parties who provide certain services that are important to our business. These services include core banking services, online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services, and technological infrastructure, including cloud services where Bancolombia’s data will be stored, among others.

B.7Competition
Colombian financial system description
Overview
In recent years, the Colombian banking system has experienced an expansion, marked by a series of mergers and acquisitions. In 2013, Bancolombia continued its internationalization process with the acquisition of the banking and insurance operations of HSBC in Panama for USD 2.234 million. In addition, Bancolombia Panama acquired 40% common shares of Grupo Agromercantil for USD 217 million. The same year, Grupo Aval acquired 100% of Guatemala's Reformador Financial Group (valued at USD $411 million) and acquired BBVA Panama for USD $490 million. Furthermore, several competitors started operations in Colombia in 2013: Itau BBA and BNP Paribas both entered the market with investment banks; Credicorp acquired local brokerage firm Correval; Brazilian broker-dealer BTG Pactual acquired Bolsa y Renta; Banco Santander re-entered the Colombian market with a bank; and the Chilean company Larrain Vial started operations with a brokerage firm.
In 2014, the entry of new entities continued as the financing company Hipotecaria, which specializes in mortgage loans, began operations in March 2014. In June, Corpbanca completed the acquisition of Helm Bank, keeping the Corpbanca brand. The same year, GNB Sudameris acquired 99.9% of HSBC Colombia’s capital, operating as GNB Colombia and expanding operations to Paraguay, Peru and Uruguay. In 2015, the Chilean group CorpBanca merged with Brazil’s Itaú, and Bancolombia sold 50% of Tuya SA shares to Grupo Exito. The same year, Bancolombia also increased its stake in Grupo Agromercantil to 60% and acquired full ownership in 2020.
Several banks underwent transformations, such as Serfinanza, which transitioned from a commercial financing company to become the 26th bank in the financial system in February 2015. Additionally, in 2020 four financing companies went through changes in their shareholder structures: in January, Credifinanciera acquired Procredit Bank, rebranding as Banco Credifinanciera; in April, Coltefinanciera acquired the rights and obligations of Multibank, which ceased to act as a bank; Leasing Bancoldex merged with Arco Bancoldex in August; and Pagos Internacional was acquired by Banco W in November. In 2021, Lulo Bank became the first digital bank, and in December of that year BTG Pactual transitioned from an insurance brokerage to become the 28th bank in the financial system. Furthermore, in 2022 Banco Unión, previously called Giros y Finanzas, shifted from a commercial financing company to operate as the 29th bank in the financial system. In 2024, microfinancing company Banco Contactar became the thirtieth bank in the financial system. Additionally, Banco Davivienda is set to integrate with Scotiabank Colpatria in mid-2025, with Scotiabank Colpatria transferring all its loans and deposits to Banco Davivienda and taking a 20% stake in the combined entity. The alliance will create the second-largest bank in Colombia and significantly enhance Banco Davivienda’s presence in Central America. It is expected to generate substantial synergies, leveraging Banco Davivienda's scale to offer comprehensive financial solutions, including wealth management, corporate banking and investment advisory services. In other important events, Nubank entered the Colombian financial system as a financing company, initially offering savings accounts at the beginning of the year and expanding to consumer loans and term deposits by the end of the year.

As of December 31, 2024, according to the SFC, the main participants in the Colombian financial system were 30 commercial banks (19 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 6 financial corporations and 15 financing companies. In addition, trust companies, cooperatives, insurance companies, insurance brokerage and securities intermediaries, special state-owned institutions, and severance payments and pension funds also participate in the Colombian financial system.
Evolution of market and credit institutions in 2024
In 2015, Colombian financial institutions began reporting their consolidated financial results under the IFRS framework. However, in the case of credit institutions (including banks, financial corporations, financing companies and financial cooperatives), the SFC has allowed the presentation of standalone financial statements under Colombian Banking GAAP rules, following Decree 1851 of August 2013, which regulates Law 1314 of 2009 concerning the technical regulatory framework for the institutions that report their financial results. Accordingly, the following information includes figures under Colombian Banking GAAP regulation, as reported by Colombian credit institutions.
Loan growth at Colombian credit institutions was 3.4% in 2024, compared to 1.9% in 2023. Commercial loans grew by 5.8% in 2024, compared to 2.3% in the previous year. Consumer loans decreased 3.2% in 2024, compared to the 2.4% decrease in 2023. Mortgage loans increased 8.0% in 2024, compared to 8.3% in 2023, and small business loans grew 8.5% in 2024 compared to 11.3% in 2023.

Credit institutions' level of past-due loans, as a percentage of the total loan portfolio, decreased from 5.0% on December 31, 2023, to 4.70% on December 31, 2024. In addition, the coverage ratio, measured as the ratio of allowances for loan losses (principal) to PDLs (overdue 30 days), ended 2024 at 129.18%, compared to 123.31% at the end of 2023.
In December 2024, the loan portfolio represented 61.78% of assets, down from 62.44% the year before. Investments and derivatives transactions, as a percentage of total assets, increased from 21.45% at the end of 2023 to 23.25% at the end of 2024. Deposits increased as a percentage of total liabilities from 72.90% in 2023 to 75.44% in 2024.
Credit institutions recorded COP 1.059 trillion in total assets on December 31, 2024, a 4.7% increase compared to the previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 94.22%, followed by financial corporations with 2.97%, financing companies with 2.35%, and financial cooperatives with 0.46%.
The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 18.47% on December 31, 2024 (including banks, financial corporations, financing companies and financial cooperatives), which is above the minimum legal requirement of 9% pursuant to Decree 1477 of 2018.
Bancolombia and its competitors
The following table shows a comparison between the key profitability, capital adequacy and loan portfolio quality indicators for Bancolombia and its main competitors, unconsolidated, based on IFRS information as applicable under Colombian regulations and published by the SFC.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowance s/ Past-due loans		Capital Adequacy
	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23
Bancolombia	13.2%	16.1%	2.1%	2.3%	4.4%	4.6%	158.0%	150.8%	18.5%	18.1%
Banco de Bogotá	7.0%	6.8%	0.9%	0.9%	4.4%	4.4%	107.5%	124.7%	18.8%	18.6%
Davivienda	5.8%	0.8%	0.6%	0.1%	5.5%	6.9%	112.4%	97.1%	18.6%	16.7%
BBVA	(5.6%)	3.2%	(0.4%)	0.2%	4.6%	3.8%	128.0%	131.1%	13.1%	12.4%
Banco de Occidente	9.0%	8.3%	0.7%	0.6%	3.3%	4.0%	144.1%	127.8%	12.7%	11.7%
Itaú Corpbanca	2.4%	0.9%	0.3%	0.1%	4.5%	4.3%	123.5%	134.4%	16.3%	14.7%
Scotiabank Colpatria	(5.9)%	(10.1%)	(0.4)%	(0.7%)	5.0%	5.2%	119.0%	110.4%	11.7%	11.8%
Source: SFC.
(1)ROE is return on average stockholders’ equity.
(2)ROA is return on average assets
The following tables illustrate the market share of Bancolombia and its main competitors, on an unconsolidated basis, with respect to various key products, based on figures published by the SFC for 2024 and 2023:
Total Net Loans
Market Share

Total Net Loans – Market Share (%)	2024	2023
Bancolombia	27.2%	26.8%
Davivienda	15.6%	15.6%
Banco de Bogotá	12.9%	12.4%
BBVA	11.0%	11.4%
Banco de Occidente	7.3%	7.0%
Scotiabank Colpatria	4.0%	4.7%
Itaú Corpbanca	2.7%	2.9%
Others(1)	19.3%	19.2%
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.
(1)Nubank was registered as financial company so is not included in others

Checking Accounts
Market Share

Checking Accounts – Market Share (%)	2024	2023
Bancolombia	27.4%	26.9%
Banco de Bogotá	18.1%	18.3%
Davivienda	11.0%	11.1%
BBVA	10.3%	10.5%
Banco de Occidente	8.7%	8.7%
Itaú Corpbanca	2.3%	2.7%
Scotiabank Colpatria	2.5%	2.6%
Others(1)	19.7%	19.2%
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.
(1)Nubank was registered as financial company so is not included in others

Time Deposits
Market Share

Time Deposits – Market Share (%)	2024	2023
Bancolombia	22.2%	22.5%
Davivienda	17.9%	16.9%
BBVA	13.1%	13.4%
Banco de Bogotá	13.9%	12.5%
Banco de Occidente	4.7%	5.4%
Scotiabank Colpatria	4.6%	5.5%
Itaú Corpbanca	3.2%	3.4%
Others(1)	20.4%	20.4%
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.
(1)Nubank was registered as financial company so is not included in others
Saving Accounts
Market Share

Saving Accounts – Market Share (%)	2024	2023
Bancolombia	30.7%	29.7%
Davivienda	12.5%	13.6%
BBVA	10.4%	11.2%
Banco de Bogotá	10.8%	10.0%
Banco de Occidente	9.1%	8.5%
Scotiabank Colpatria	3.5%	4.0%
Itaú Corpbanca	1.8%	2.1%
Others(1)	21.2%	20.9%
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.
(1)Nubank was registered as financial company so is not included in others

Banco Agrícola and its competitors

In 2024, Banco Agrícola continued to lead the Salvadoran financial system and ranked first in terms of total assets, loans, total deposits, stockholders’ equity and profits. The following tables show Banco Agrícola and its competitors, based on publicly available information from El Salvador's Superintendencia del Sistema Financiero ('SSF'), prepared in accordance with local accounting standards.

In 2024, accounting standards in El Salvador changed to align with the IFRS. The new accounting methods mean that some fields are not directly comparable year over year. Additionally, the new accounting methods mean that some fields are not directly comparable year over year. One of the most significant changes was the merger of checking and savings accounts into a single account, making it impossible to distinguish between them starting in 2024.

The following table illustrates the market share for the main institutions of the Salvadoran financial system as of December 31, 2024:

	Assets	Stockholders` Equity	Loans	Deposits	Profits
Banco Agrícola	24.0%	24.1%	24.2%	25.4%	39.0%
Cuscatlán	16.8%	17.4%	17.9%	17.4%	17.6%
Davivienda	13.3%	13.7%	14.2%	13.6%	10.2%
BAC	14.6%	13.3%	15.6%	15.0%	10.5%
Hipotecario	9.0%	7.8%	6.2%	8.2%	6.7%
Promérica	5.8%	4.4%	5.7%	5.8%	2.2%
Others	16.5%	19.3%	16.2%	14.6%	13.8%
Source: SSF (Superintendencia del Sistema Financiero)
The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the SSF, as of December 31, 2024 and 2023:

Total Loans
Market Share

Total Loans - Market Share (%)	2024	2023
Banco Agrícola	24.2%	24.8%
Cuscatlán	17.9%	17.9%
Davivienda	14.2%	14.4%
BAC	15.6%	15.3%
Hipotecario	6.2%	6.5%
Promérica	5.7%	6.1%
Others(1)	16.2%	15.0%
(1)In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System, now known as Banco Apoyo Integral.

Checking and Savings Accounts
Market Share

Checking and Savings Accounts - Market Share (%)	2024	2023(2)
Banco Agrícola	31.3%	30.4%
Cuscatlán	18.7%	18.4%
Davivienda	12.6%	12.9%
BAC	15.6%	15.3%
Hipotecario	6.0%	6.2%
Promérica	5.0%	5.5%
Others(1)	10.8%	11.3%
(1)In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System and is now known as Banco Apoyo Integral.
(2)The information presented for 2023 has merged savings and checking accounts, which differs from how the information was presented last year, allowing comparison with the information for 2024.

Time Deposits
Market Share

Time Deposits - Market Share (%)	2024	2023
Banco Agrícola	15.1%	14.2%
Cuscatlán	15.0%	14.9%
Davivienda	15.2%	14.9%
BAC	14.2%	13.4%
Hipotecario	12.0%	16.2%
Promérica	7.2%	7.1%
Others(1)	21.3%	19.3%
(1)In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System and is now known as Banco Apoyo Integral.

Banistmo and its Competitors
Banistmo, a leading company in Panama, is the second largest bank in the country with 8.3% market share by loans. The following table illustrates the market share for the main institutions of the Panamanian financial system, as of December 31, 2024.

MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	7.5%	7.2%	8.3%	9.9%	1.4%
Banco General	12.9%	11.6%	13.1%	19.4%	25.9%
Global Bank	6.2%	3.7%	6.9%	7.3%	0.9%
Banesco	4.0%	2.8%	4.4%	6.0%	2.4%
BAC	8.8%	25.5%	6.2%	8.9%	28.5%
Others	60.6%	49.2%	61.1%	48.5%	40.9%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
The following tables illustrate the market share of Banistmo and its main competitors, based on figures published by the Superintendency of Banks of Panama, as of December 31, 2024, and December 31, 2023:
Total Loans
Market Share

Total Loans - Market Share (%)	2024	2023
Banistmo	8.3%	9.3%
Banco General	13.1%	13.4%
Global Bank	6.9%	7.5%
Banesco	4.4%	4.4%
BAC	6.2%	6.0%
Others	61.1%	59.4%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
Saving Accounts
Market Share

Saving Account - Market Share (%)	2024	2023
Banistmo	10.2%	11.2%
Banco General	29.1%	30.9%
Global Bank	7.4%	7.2%
Banesco	7.4%	7.0%
BAC	5.2%	4.3%
Others	40.7%	39.4%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2024	2023
Banistmo	9.0%	9.9%
Banco General	23.2%	24.0%
Global Bank	3.8%	4.3%
Banesco	10.0%	8.7%
BAC	11.1%	10.9%
Others	42.9%	42.2%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
Time Deposits
Market Share

Time Deposits - Market Share (%)	2024	2023
Banistmo	10.0%	10.0%
Banco General	14.9%	14.2%
Global Bank	8.3%	8.3%
Banesco	4.4%	4.3%
BAC	9.7%	9.9%
Others	52.7%	53.3%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
Bam and its Competitors
Bam is the fifth largest bank in the banking system in Guatemala, measured by total assets and deposits, the sixth largest by stockholders’ equity, and the fourth in terms of net loans.
As of December 31, 2024, the Superintendencia de Bancos de Guatemala ('SIB') has 18 banking entities under its supervision and inspection.
The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB.

The following table illustrates the market share for the main institutions of the banking system at the end 2024:

MARKET SHARE
	Assets	Stockholders’ Equity	Net Loans	Deposits	Profits
Banco Industrial	28.1%	23.1%	29.2%	26.8%	28.9%
Banrural	21.3%	24.1%	16.3%	22.7%	32.3%
Banco G&T Continental	12.0%	11.0%	11.2%	12.1%	11.2%
BAC-Reformador	8.3%	7.7%	9.9%	8.5%	4.1%
Banco Agromercantíl	8.2%	6.6%	10.0%	7.9%	1.2%
Bantrab	7.5%	11.6%	8.2%	7.7%	7.6%
Banco Promerica	5.7%	5.5%	7.0%	5.5%	6.6%
Others(1)	8.9%	10.4%	8.2%	8.8%	8.1%
(1) Others . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.
Source: SIB.
The following tables illustrate the market share of Bam on a standalone basis and its main competitors, based on figures published by the SIB, under Guatemalan banking regulations, as of December 31, 2024, and 2023:
Net Loans
Market Share

Net Loans - Market Share (%)	2024	2023
Banco Industrial	29.2%	29.1%
Banrural	16.3%	15.5%
Banco G&T Continental	11.2%	11.0%
Banco Agromercantíl	10.0%	10.5%
BAC-Reformador	9.9%	10.5%
Bantrab	8.2%	8.5%
Banco Promerica	7.0%	6.8%
Others(1)	8.2%	8.1%
(1) Others. . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.
Source: SIB.
Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2024	2023
Banco Industrial	33.9%	33.7%
Banrural	24.0%	23.2%
Banco G&T Continental	12.1%	12.7%
BAC-Reformador	11.0%	11.6%
Banco Agromercantil	5.9%	6.2%
Banco Promerica	3.5%	3.1%
Bantrab	2.1%	2.1%
Others(1)	7.5%	7.5%
(1) Others. . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.

Source: Superintendencia de Bancos de Guatemala (SIB).
Time Deposits
Market Share

Time Deposits - Market Share (%)	2024	2023
Banco Industrial	23.1%	23.6%
Banrural	16.5%	16.6%
Bantrab	13.7%	14.8%
Banco Promerica	9.4%	8.4%
Banco G&T Continental	8.8%	8.6%
Banco Agromercantil	8.7%	9.5%
BAC-Reformador	8.2%	8.4%
Others(1)	11.6%	10.1%
(1) Others. . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.
Source: SIB.
Saving Accounts
Market Share

Saving Accounts - Market Share (%)	2024	2023
Banrural	30.2%	28.9%
Banco Industrial	23.2%	25.3%
Banco G&T Continental	16.8%	17.9%
Banco Agromercantil	9.3%	8.0%
Bantrab	6.1%	6.3%
BAC-Reformador	5.9%	5.7%
Banco Promerica	2.4%	2.0%
Others(1)	6.1%	5.9%
(1) Others. . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp and Nexa.
Source: SIB
B.8Supervision and regulation
Colombian banking regulators
The Colombian Constitution grants the Congress of Colombia the power to prescribe the general legal framework of the financial system, and the Government issues regulations within that framework. Multiple agencies have the authority to regulate the financial system, including the board of directors of the Central Bank, the Ministry of Finance and Public Credit (the 'Ministry of Finance'), the SFC, the SIC and the Self-Regulatory Organization (Autoregulador del Mercado de Valores or 'AMV'). The following is a description of their functions:
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
The Ministry of Finance regulates, through the Unit of Financial Regulation, all aspects of financial and insurance activities. It is responsible for regulations relating to capital adequacy, legal lending limits, authorized operations, disclosure of information and accounting of financial institutions at a high level, which are then regulated in detail by the SFC.
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
The AMV is the self-regulatory organization of Colombia. The AMV may issue mandatory instructions to its members, supervise its members’ compliance and impose sanctions for violations. All capital market intermediaries, including Bancolombia, must become members of the AMV and are subject to its instructions.
The SIC is responsible for antitrust and data protection matters and has jurisdiction over Bancolombia.
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
Decree 2555 of 2010 compiles regulations regarding banking, insurance and securities market activities, capital adequacy requirements, financial institutions’ corporate governance and principles relating to the determination, dissemination and publication of rates and prices of products and financial services, lending activities and resolution procedures.
External Circulars 029 of 2014 and 100 of 1995 compile the rules and regulations issued by the SFC that apply to financial institutions and other entities under its supervision.
Financial institutions are subject to further rules if they engage in additional activities. Law 964 of 2005 (the securities market law) regulates securities activities, which may be performed by banks, and securities offerings. External Resolution 1 of 2018 (foreign exchange regulations), and External Resolution 4 of 2006 issued by the board of directors of the Central Bank, define the different activities that banks, including Bancolombia, may perform as foreign exchange market intermediaries, including lending in foreign currencies and investing in foreign securities.
Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.
Financial conglomerates
Law 1870 of 2017 ('Law 1870') implemented the legal framework for the regulation and supervision of financial conglomerates in areas such as regulatory capital, related party transactions, corporate governance principles, conflicts of interest and risk management, among others. According to Law 1870, a financial holding company may acquire that status by either (i) having significant influence over a financial institution or (ii) controlling a financial institution. A financial holding company has significant influence over a financial institution when it, directly or indirectly, holds more than 50% of the voting capital of the financial institution, excluding voting capital held by entities that under their regulations are not allowed to control a financial institution (such as pension funds). A financial holding company controls a financial institution when it has (i) more than 50% of the voting capital of the financial institution, (ii) the majority of the votes of the board of directors of the financial institution or the right to elect a majority of its members, or (iii) a dominant influence over the decisions made by the financial institution as a result of an agreement with the financial institution or its shareholders as established in articles 260 and 261 of the Colombian Code of Commerce.
The Government has issued several decrees pursuant to its authority under Law 1870, including Decree 774 of 2018, which regulates capital adequacy requirements for financial conglomerates, and Decree 1486 of 2018, which regulates the criteria to determine related parties, risk concentration limits and conflicts of interest. These regulations provide that when financial institutions fulfill capital adequacy requirements and solvency ratios on a standalone basis, authorities may not impose solvency ratios on the financial conglomerate as a whole. The legal framework established by Law 1870 also reinforced the mechanism for the resolution of credit institutions - deposit-taking institutions under Colombian Law - by establishing the concept of the bridge bank, an entity used to facilitate the purchase of assets and transfer of liabilities from failing institutions.

Pursuant to the financial conglomerates regime, Grupo de Inversiones Suramericana S.A. has significant influence and, therefore, is the financial holding company of Bancolombia only for the purposes of the financial conglomerates framework. These regulations require Grupo de Inversiones Suramericana S.A. to: (i) continue strengthening Bancolombia’s Corporate Governance System as a Financial Conglomerate; (ii) review the risk management and capital adequacy models; and (iii) strengthen the internal control and information reporting systems of the companies that make up the conglomerate under this framework. The SFC has authority to implement applicable regulations and, accordingly, from time to time issues administrative resolutions and circulars.
Key interest rates
Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (interés bancario corriente or 'IBC'), certified and calculated by the SFC as the weighted average rate of interest ordinarily charged by banks for loans made during a specified period. The certification process is carried out for the following credit portfolios: consumer and ordinary; small loans; and microcredit (which is further divided into five subcategories).
As of December 31, 2024, the current banking interest rates certified by the SFC for the different credit portfolios are: (i) 16.59% for consumer and ordinary loans, (ii) 37.5% for small loans, and (iii) between 16.08% and 58.86% for the five remaining microcredit subcategory rates.
Capital adequacy requirements – Basel III
Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on most of the Basel III standards. This regulation provides for a gradual implementation plan beginning in 2021 and ending in 2024 for requirements regarding solvency ratios and capital buffers. The SFC issued External Circular 020 of 2019, which sets capital adequacy requirements for credit institutions and requirements for reporting information to the SFC. Some of the highlights of this regulation are as follows:
The regulatory capital (patrimonio técnico) is calculated as the sum of the Common Equity Tier One Capital (patrimonio básico ordinario), the Additional Tier One Capital (patrimonio básico adicional) and the Tier Two Capital (patrimonio adicional).
Revised criteria for debt and equity instruments to be considered Common Equity Tier One Capital, Additional Tier One Capital, and Tier Two Capital were established. Additionally, the SFC reviews whether a given instrument adequately complies with the applicable criteria in order for an instrument to be considered Tier One Capital or Tier Two Capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as Tier One Capital or Tier Two Capital shall not be considered Tier One Capital or Tier two Capital for the purposes of capital adequacy requirements.
The Capital Adequacy Ratio is set at a minimum of 9% of the financial institution’s total risk-weighted assets; however, each entity must comply with: (i) a minimum basic solvency ratio of 4.5% (which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items); (ii) a minimum additional basic solvency ratio (which is defined as the sum of Common Equity Tier One Capital after deductions and Additional Tier One Capital, divided by the financial institution’s total risk-weighted assets and off-balance-sheet items) of 4.875%, which began on January 1, 2021, increasing gradually to 6% as of January 1, 2024; (iii) a capital conservation buffer (which is defined as the Common Equity Tier One Capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance-sheet items) of 0.375% starting on January 1, 2021, increasing gradually to 1.5% by January 1, 2024; (iv) a systemically important institution buffer (which is defined as the Common Equity Tier One after deductions divided by the financial institution’s total risk-weighted assets and off-balance-sheet items) of 0.25% starting on January 1, 2021, increasing gradually to 1% on January 1, 2024 (Bancolombia has been recognized by the SFC as a domestic systemically important institution in Colombia); and (v) a combined buffer equivalent to the sum of the aforementioned buffers as of January 1, 2024. These ratios apply to credit institutions individually and on a consolidated basis.

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
Credit establishments must comply with minimum capital requirements for operational risk. This new capital requirement will be determined by the product of the Business Indicator (indicador de negocio), the Operational Risk Coefficient (coeficiente de riesgo operacional) and the Internal Loss Multiplier (indicador de pérdida interna). The Operational Risk Coefficient will be 12% of the Business Indicator, but if the Business Indicator exceeds COP 3 billion, the coefficient will be 15% for the excess amount. Each entity was required to comply with the requirement as of January 1, 2021.
For more information, see Item 5. Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy.
The minimum capital requirement for applying for a banking charter on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. This capital requirement for banks in 2024 is set at COP 133,321 million. Failure to meet the requirement could result in the SFC taking of possession (toma de posesión) of the bank (see Item 4. Information on the Company – B. Business Overview – B.8 –Supervision and Regulation – Bankruptcy Considerations).
Mandatory investments
Central Bank regulations require financial institutions, including Bancolombia, to hold minimum mandatory investments in debt instruments issued by Fondo para el Financiamiento del Sector Agropecuario ('Finagro'), a Colombian public financial institution that finances production and rural activities to support the agricultural sector. The amount of these mandatory investments is calculated by applying a fixed percentage (ranging from 4.3% to 5.8%, depending on the type of liability) to the quarterly average of the end-of-day balances of certain liabilities, primarily deposits and short-term debt. The investment balance is computed at the end of each quarter. Any required adjustment (due to a change in the quarterly average between periods) results in the purchase of additional securities or may result in redemption by Finagro of securities in excess of the requirement. The purchase of additional securities takes place during the month following the date on which the computation was performed.
Foreign currency position requirements
According to External Resolution 1 of 2018 issued by the board of directors of the Central Bank as amended or supplemented ('Resolution 1 of 2018'), a financial institution’s foreign currency position is the difference between the institution’s foreign currency-denominated assets and liabilities (including any off-balance-sheet items). In the case of foreign exchange market intermediaries that consolidate financial statements and have controlled foreign investments, such as Bancolombia, the value of controlled foreign investments, and (ii) the value of derivatives and other liabilities designated by the intermediary as hedging instruments for the controlled foreign investments are excluded from its foreign currency position.
Also, Resolution 1 of 2018 provides foreign currency position limits, so that their positions may not exceed certain percentages of their technical capital in specific periods. It also requires banks to calculate a gross leverage position (posición bruta de apalancamiento) as it relates to its foreign currency position.
Reserve requirements
Credit institutions are required to satisfy reserve requirements with respect to deposits and other cash demands, which are held by the Central Bank in the form of cash deposits. The reserve requirements for Colombian banks are measured bi-weekly and the amount depends on the class of deposits.
According to External Resolution No. 3 of 2024 of the Central Bank, which amends External Resolution No. 5 of 2008 issued by the Central Bank, credit institutions must maintain reserves of (i) 7% over private demand deposits, government demand deposits, other deposits and liabilities; (ii) 2.5% over term deposits with maturities fewer than 540 days and (iii) 0% over term deposits with maturities greater than or equal to 540 days.
Non-performing loan allowance
The SFC maintains rules on non-performing loan allowances for financial institutions. The allowance level of these loans is determined by the profile and risk conditions of the clients and the specific conditions of the loan. These rules apply to Bancolombia’s financial statements on a standalone basis for Colombian regulatory purposes. Non-performing loan allowances in the Consolidated Financial Statements are calculated according to IFRS.

Large exposures and concentration limits
Decree 2555 of 2010, as amended, sets forth the legal lending limits, which provide for the maximum amounts that a financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a bank’s regulatory capital. However, the limit is raised to 25% when amounts lent above 5% of technical capital are secured by guarantees that comply with the financial guidelines provided in Decree 2555 of 2010, as amended. Also, in no event may a loan to a shareholder holding directly or indirectly 20% or more of a bank’s capital stock exceed 20% of the bank’s regulatory capital. In addition, Decree 2555 of 2010 also sets a maximum limit of 30% of the bank’s regulatory capital for single-party risk, the calculation of which includes loans, equity and debt investments.
The government, through Decree 1533 of 2022 and the SFC’s External Circular 003 of 2024, adopted the Basel Committee’s international standard on Large Exposures (LEX), which from August 2025 will modify the current rules on legal lending limits. The set of new regulations establishes: (i) a 25% exposure limit of Tier 1 Capital with respect to the same counterparty or group of connected counterparties; (ii) the definition of a Large Exposure as an exposure that represents more than 10% of the Tier 1 Capital; (iii) metrics that align the measurement of exposures with metrics on the risk-weighted assets in terms of capital adequacy; and (iv) the criteria for the identification of connected counterparties, including control relationship, financial conglomerates, and economic interdependence. Additionally, Decree 1358 of 2024 included a 25% limit for transactions with related parties that will apply from May 2026.
Ownership and management restrictions
Bancolombia is organized as a stock company (sociedad anónima). Its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commercial Code, which requires stock companies (such as Bancolombia) to have a minimum of five shareholders at all times and provides that no single shareholder may own 95% or more of Bancolombia’s subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits Bancolombia’s subsidiaries from acquiring stock of Bancolombia.
Pursuant to Decree 663 of 1993, as amended, any transaction resulting in an individual or entity holding 10% or more of the outstanding shares of any Colombian financial institution, including, in the case of Bancolombia, transactions resulting in holding ADSs representing 10% or more of the subscribed capital stock of Bancolombia, are subject to the prior authorization of the SFC. For that purpose, the SFC must evaluate the proposed transaction based on the criteria and guidelines specified in Decree 663 of 1993. Transactions entered into without the prior approval of the SFC are null and void and cannot be recorded in Bancolombia’s stock ledger. These restrictions apply equally to Colombian and foreign investors.
Bankruptcy considerations
Colombian banks and other financial institutions are subject to special rules regarding insolvency, restructuring and liquidation. Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent, or to control and reduce the effects of, a bank failure. The SFC also conducts periodic visits to financial institutions and may impose capital or solvency obligations on financial institutions without taking control of such financial institutions.
The SFC may intervene in a bank’s business: (i) prior to the liquidation of the bank, in order to prevent the bank from entering into a state where the SFC would need to take possession by taking one of the following recovery measures (institutos de salvamento): (a) submitting the bank to a special supervision regime; (b) issuing a mandatory order to recapitalize the bank; (c) placing the bank under the management of another authorized financial institution, acting as trustee; (d) ordering the transfer of all or part of the assets, liabilities and contracts of the bank to another financial institution; (e) ordering the bank to merge with one or more financial institutions that consent to the merger; (f) ordering the adoption of a recovery plan by the bank pursuant to guidelines approved by the government; (g) ordering the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; or (h) ordering the progressive unwinding (desmonte progresivo) of the operations of the bank; or (ii) at any time, by taking possession of the bank to either administer the bank or order its liquidation, depending on how critical the SFC finds the situation to be.
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
Additionally, and subject to the approval of the Ministry of Finance, the SFC may, at its discretion, initiate intervention procedures against a bank under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal to submit its files, accounts and supporting documentation for inspection by the SFC; (iv) refusal to be interrogated under oath regarding its business; (v) repeated failure to comply with orders and instructions from the SFC; (vi) repeated violations of applicable laws and regulations or of the bank’s bylaws; (vii) unauthorized or fraudulent management of the bank’s business; (viii) reduction of the bank’s net worth below 50% of its subscribed capital; (ix) existence of serious inconsistencies in the information provided to the SFC that, at its discretion, impedes the SFC from accurately understanding the bank's situation; (x) failure to comply with the minimum capital requirements; (xi) failure to comply with recovery plans adopted by the bank; (xii) failure to comply with an order of exclusion of certain assets and liabilities to another institution designated by the SFC; and (xiii) failure to comply with an order of progressive unwinding of the operations of the bank.
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
During a taking of possession, Colombian banking laws prevent any creditor of the bank from: (i) initiating any procedure for the collection of any amount owed by the bank; (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations; (iii) constituting a lien or attachment over any of the assets of the bank to secure payment of any of its obligations; or (iv) making any payment, advance or compensation or assuming any obligation on behalf of the bank with the funds or assets that may belong to it and that are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems. The taking of possession ends when the liquidation process begins.
In the event that the bank is liquidated, the SFC must, among other measures, provide that all term obligations owed by the bank are due and payable as of the date when the order to liquidate becomes effective.
In the event of liquidation, bank deposits and certain other types of savings instruments are excluded from the process and paid prior to any other liabilities. The remaining claims are recognized in accordance with applicable law and the following order: (i) claims related to court expenses incurred in the interest of all creditors, wages and other obligations related to employment contracts and tax authorities’ credits regarding national and local taxes; (ii) claims secured by liens; (iii) claims secured by real estate collateral, such as mortgages; (iv) other claims of the tax authorities that are not included in the first class of claims and claims of suppliers of raw materials and inputs to the debtor; and (v) finally, all other claims without any priority or privilege, provided, however, that among credits of the fifth class, subordinated debt will be ranked junior to the external liabilities (pasivos externos) and senior only to capital stock. Each category of creditors will collect in the order indicated above, with distributions in one category being subject to the full satisfaction of claims in the prior category.
Deposit insurance—troubled financial institutions
Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient’s shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions.
To protect the customers of commercial banks and certain financial institutions, Resolution 1 of 2012 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance. Banks must pay an annual premium of 0.30% of total funds received on savings accounts, checking accounts, certificates of deposit and other deposits, which is paid in four quarterly installments. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank up to a maximum of COP 50,000,000, regardless of the number of accounts held.

Risk management systems
Commercial banks must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; (v) money laundering and terrorism; (vi) counterparty; (vii) interest rate risk in the banking book; and (viii) country risk.
Through External Circular 018 of 2021, the SFC issued the regulatory framework for the Comprehensive Risk Management System (Sistema Integral de Administración de Riesgos, or 'SIAR'), which has been in effect since June 1, 2023, except for certain provisions related to risk data aggregation and reporting, which became effective on December 31, 2023. These provisions require financial entities to have a global vision of the risks to which they are exposed, since it integrates the management of credit, market, operational, liquidity, counterparty, guarantee, insurance and country risks.
Commercial banks generally have several risk measurement methods, including the risk-weighted assets measurement, which is calculated according to weight percentages assigned to different types of assets. There are some exceptions in which the weight percentage is higher and is calculated based on the associated risk perception of the evaluated asset. Provisions, which are calculated on a monthly basis, are another risk measurement method. The above only applies to standalone financial statements.
With respect to market risks, commercial banks must follow the provisions of the External Circular 100 of 1995 issued by the SFC ('Basic Accounting Circular'), which defines criteria and procedures for measuring a bank’s exposure to interest rate, foreign exchange, and market risks. Under such regulations, banks must submit to the SFC information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Colombian banks are required to calculate, for each position on the statement of financial position, a volatility rate and a parametric value at risk ('VaR'), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the SFC.
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
Financial entities are also required to meet the Net Stable Funding Ratio (Coeficiente de Fondeo Estable Neto or 'NSFR') requirements. The NSFR requires credit institutions, such as the Bank, to maintain a stable funding profile in relation to the composition of their assets. The NSFR is a ratio that seeks to limit excessive dependency on unreliable financing sources for strategic assets which are often illiquid. The NSFR is defined as the amount of Available Stable Funding, which includes equity and liabilities that will remain with the credit institution for more than one year. This ratio should be equal to at least 100% on an ongoing basis (Fondeo Estable Disponible or 'FED') of the amount of Required Stable Funding (Fondeo Estable Requerido). The ratio started to be reported on March 31, 2020. Nonetheless, the External Circular 013 of 2023 maintained until August 31, 2025, the 25% weighting for the FED in demand and term deposits (less than six months) of financial entities and open collective investment funds, noting that this does not affect the schedule of convergence and compliance with the regulatory minimum of the NSFR in the terms established in External Circular 019 of 2019.
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
Following international best practices to better manage adverse movements in interest rates, External Circular 025 of 2022 incorporated (within the SIAR) requirements related to interest rate risk in the banking book (IRRBB). To adequately manage the present or future risk on capital and earnings, the External Circular considers the Economic Value of Equity (EV) affected by possible changes in the value of assets/liabilities and the Net Interest Margin (NIM), affected by possible changes in income/expenses. Regarding country risk, banks must implement a model that accounts for the potential losses it could incur with respect to financial operations abroad, including equity investments, due to a deterioration in the economic and/or sociopolitical conditions of the receiver country.

Internal control system framework
The SFC updated its Internal Control System Framework by issuing External Circular 008 of 2023 with the goal of converging towards best international practices and promoting the development of robust corporate governance structures, collecting the recommendations included in the Internal Control—Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the Three Lines Model of the Chartered Institute of Internal Auditors (IIA) and the guidelines defined by the Basel Committee on Banking Supervision (BCBS) on corporate governance. These new rules came into effect on May 16, 2024.
Cybersecurity rules
External Circular 007 of 2018 issued by the SFC, modified by External Circular 033 of 2020, contains the cybersecurity risk framework for financial institutions. These rules were adopted to enhance cyber risk management and promote the adoption of best practices. The framework (i) provides financial entities with a set of minimum requirements for information security and cybersecurity management, (ii) defines a single taxonomy to standardize the reporting of metrics and incidents related to information security and cybersecurity and (iii) adopts the Traffic Light Protocol (TLP). External Circular 004 of 2024 issued by the SFC includes requirements for financial institutions to review the cybersecurity conditions of critical third party providers; and rules over the framework of open finance services, including the limitation of web-scraping.
Anti-money laundering provisions
The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993; the External Circular 029 of 2014 issued by the SFC modified by External Circular 011 of 2022 ; and the Colombian Criminal Code, as amended.
Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering ('FATF'). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows the FATF’s recommendations. In 2022, the SFC introduced new requirements for financial entities and their risk management systems for Anti-Money Laundering/Combating the Financing of Terrorism (AML/CFT) – in Colombia referred to as the Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo ('SARLAFT'). The new SARLAFT requirements include due diligence on ultimate beneficial owners and politically exposed persons; countermeasures to circumstances that involve high-risk countries; information requirements in international and domestic transactions; supervision in correspondent activities; enhancement of technology tools and digital use of a potential customer's identity, among others.
Financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism financing. Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to terrorism financing and money laundering, including the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.
Consumer protection
Law 1328 of 2009 establishes a set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. This law also gives foreign banks more flexibility to operate in Colombia through 'branches.' Following its adoption, credit institutions are allowed to operate leasing businesses and banks are allowed to extend loans to third parties so that borrowers can acquire control of other companies.
Pursuant to External Circular 023 of 2021 issued by the SFC, Smartsupervision technology was implemented to provide a mechanism for the detailed monitoring of petitions, complaints or claims (Peticiones, Quejas & Reclamos or 'PQR'). This mechanism, provided by the SFC, allows financial consumers to submit petitions, complaints or claims and for them to be answered in due time and in an appropriate manner.
Payments system
In 2023, Colombia decided to promote an Immediate Payments System ('SPI') framework, consistent with international practices in this area. Resolution 6 of 2023 and Circular DSP-465 as amended, issued by the Central Bank sets out the legal framework establishing a new payment ecosystem, which will be managed by the Central Bank and will allow the interoperability of technologies, systems and entities in an interbank instant payments infrastructure, making use of secure communication protocols and advanced encryption standards. According to the announced schedule, which involves five implementation phases, the project will be completed in the second half of 2025.
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
International regulations that apply to us
FATCA
FATCA, a U.S. federal tax law enacted in 2010, imposes a 30% withholding tax on 'withholdable payments' made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some cases, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. account holders and/or certain U.S. investors, such as U.S. account holders and U.S. investors ('U.S. account holders') to the IRS.
Among the countries where Bancolombia operates, Colombia and Panama have signed an IGA Model 1 (an intergovernmental agreement between the U.S and a partner jurisdiction, through which the latter commits to reporting information to the IRS about financial accounts held by U.S. persons in Foreign Financial Institutions ('FFIs') within its territory. Under this model, FFIs report the collected information to their local tax authority, which is responsible for automatically transmitting it to the IRS). In addition, certain subsidiaries of Bancolombia located in other countries have transmitted directly to the IRS the information required pursuant to FATCA, since those other countries have not entered into an IGA.
CRS
The Common Reporting Standard ('CRS'), approved by the OECD Council in 2014, is applicable to signatory countries of the Multilateral Competent Authority Agreement ('MCAA') and requires signatory countries to obtain information from their financial institutions and automatically exchange that information with other jurisdictions on an annual basis. The CRS defines (i) which financial institutions are required to report; (ii) the types of accounts covered; and (iii) the due diligence procedures that financial institutions must follow to identify the reporting information.
Among the countries where Bancolombia operates, Colombia and Panama have entered into the MCAA.
Compliance with the terms of the international conventions signed for the exchange of information under CRS, the laws or any other regulations enforced in the relevant jurisdictions may increase Bancolombia's compliance costs.
Financial regulation in Panama
The banking business in Panama is regulated by Law Decree 9 of 1998 (as amended to date, including by means of Law Decree 2 of 2008, the 'Banking Law'). Pursuant to the Banking Law, the Superintendency of Banks of the Republic of Panama (the 'Superintendency of Banks of Panama'), as banking supervisor, has the power to issue accords and resolutions to regulate the banking system.
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
In addition, in October 2023, the Superintendency of Banks of Panama issued Accord 5-2023, which establishes rules on the capital conservation buffer to ensure that banks accumulate reserves that can be used in the event of incurring losses. According to this new Accord, banks must establish a capital conservation buffer of 2.5% of risk-weighted assets (credit, market and operational), comprised of ordinary primary capital and in addition to all minimum regulatory capital requirements. This accord became effective on July 1, 2024, and banks have until July 2026 to comply.

In terms of liquidity, banks with a general license are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks of Panama. Additionally, banks with a general license are required to maintain assets in Panama of not less than 60% of their local deposits or any other percentage set by the Superintendency of Banks of Panama. Under the Banking Law, central bank deposits and other similar deposits of international reserves of sovereign states enjoy immunity from seizure or attachment proceedings. In 2018, the Superintendency of Banks of Panama, moving forward with the implementation of Basel III liquidity standards, issued a Liquidity Coverage Ratio ('LCR') Accord that requires general license banks to maintain high-quality liquid assets in relation to their short-term net cash outflows. Daily compliance with the LCR (high-quality liquid assets as a percentage of net cash outflows) was implemented progressively, starting in December 2018 with a compliance rate of 25%, reaching a compliance rate of 100% in December 2022.
The Superintendency of Banks of Panama has also issued regulations consistent with Basel III standards regarding capital requirements for market risk in the trading book, regulations to improve country risk management and operational risk management, as well as governance and controls relating to investment in securities.
Regarding credit risk, in March 2016, the Superintendency of Banks of Panama issued Accord 3-2016, which establishes rules for the determination of risk-weighted assets applicable to on- and off-balance-sheet credit exposures, which are more risk-sensitive in line with Basel II and Basel III standards. This Accord introduced the treatment of counterparty exposures in derivative transactions, as well as credit risk mitigation techniques, such as the treatment of financial guarantees.
In Panama, banks are prohibited from granting, directly or indirectly, to any natural or legal person, including any entity that is part of a bank's economic group, any loan or line of credit, guarantee or any other obligation (other than credit facilities fully secured by deposits in the bank) in favor of such person that exceeds at any time, individually or jointly, 25% of the bank's total regulatory capital. Related party obligations (as defined in the applicable regulations) exceeding (i) 5% of its total capital, in the case of unsecured transactions, and (ii) 10% of its total capital, in the case of secured transactions (other than loans secured by deposits with the bank) are prohibited.
The Superintendency of Banks of Panama is empowered to assume administrative and operational control of a bank, including the possession of its assets and the exercise of its administration, to defend the best interest of the bank's depositors and creditors, under any of the following situations: (i) at the request of the bank; (ii) if the bank is unable to continue its operations without endangering the interests of depositors; (iii) as a consequence of the evaluation of an advisor's report; (iv) failure to comply with measures ordered by the Superintendency of Banks of Panama; (v) if the bank conducts its operations in an illegal, negligent or fraudulent manner; (vi) if the bank has suspended payment of its obligations; and (vii) if the Superintendency of Banks of Panama determines that the capital adequacy, solvency or liquidity of the bank has deteriorated so as to require the intervention of the Superintendency of Banks of Panama. Upon expiration of the administrative control period, the Superintendent will decide whether to proceed with the reorganization of the bank, the compulsory liquidation of the bank or the return of administrative and operational control to the directors or legal representatives of the bank.
The Superintendency of Banks of Panama is also in charge of the supervision and oversight of the trust business, regulated by (i) Law 1 of 1984, which establishes aspects such as minimum requirements for trust contracts, characteristics of trusts, rights and responsibilities of settlors, trustee and beneficiaries and (ii) Law 21 of 2017 which strengthens the supervisory and regulatory capacities of the Superintendency of Banks of Panama with respect to the trust business and imposes rules with respect to trust licensing, accounting, corporate governance and reporting.
Other regulations in Panama
Securities market activities in Panama are subject to the supervision, control, and oversight of the Superintendency of the Securities Market of the Republic of Panama (the 'Superintendency of the Securities Market of Panama'). These activities are mainly regulated by Law Decree 1 of 1999, as amended to date (the 'Securities Law'), which establishes the regulatory framework for the Panamanian securities market. Among the most important aspects of the Securities Law are: (i) the establishment of a system of coordination and cooperation among financial supervisors, which allows for a broader supervision of financial conglomerates; (ii) the creation of the Superintendency of the Securities Market of Panama as a supervisory entity replacing the former National Securities Commission; (iii) the authorization to the Superintendency of the Securities Market of Panama to carry out consolidated supervision, as the national supervisor of intermediaries with agencies abroad, and to enter into cooperation agreements with foreign supervisors to facilitate consolidated supervision; (iv) the regulation of foreign currency exchange as a securities activity; (v) the introduction of provisions regarding the clearing and settlement of securities and financial instruments; and (vi) the creation of new participants to promote over-the-counter transactions.

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
In May 2024, the Superintendency of the Securities Market issued Accord 5-2024, which set requirements for obtaining a securities firm license. Securities firms must provide an operating manual that must contain: (i) a detailed, step-by-step description of the entity's processes, including orders, times, flow charts and persons responsible for all activities carried out by the securities firm under its business plan; and (ii) the rules or policies of the securities firm. In addition, the securities firm must make a brochure of fees, approved by its board of directors, available to clients on its website.
Panama has also enacted a series of laws to prevent, detect and sanction money laundering activities such as: (i) Executive Decree 947 of 2014 reorganizing the Financial Analysis Unit for the Prevention of Money Laundering, Terrorism Financing, and Financing of the Proliferation of Weapons of Mass Destruction (the 'UAF'), (ii) Law 23 of 2015 adopting measures to prevent money laundering, terrorism financing, and financing of the proliferation of weapons of mass destruction, and (iii) Executive Decree 35 of September 6, 2022, which regulates Law 23 of 2015 and establishes the measures that banks and other regulated entities must adopt for the prevention, identification and reporting to the UAF of suspicious transactions.
Law 23 of 2015 and Accord 7-2015 issued by the Superintendency of Banks of Panama establish who is considered to be financial regulated entities for purposes of money laundering, financing of terrorism or any other illicit activity.
Following the recommendations of the Financial Action Task Force ('FATF'), Panama enacted Law 70 of 2019, which amended the Criminal Code imposing the penalty of imprisonment for persons who engage in tax fraud, and Law 254 of 2021, which includes provisions on tax transparency, prevention of money laundering, and accounting records, due diligence, and beneficial owners.
In October 2016, Panama approved an agreement with the U.S. government to improve international tax compliance and to implement FATCA; in February 2017, it approved the Convention on Mutual Administrative Assistance in Tax Matters; and in October 2020 it approved the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting. All the above has enabled the exchange of information on tax matters between Panamanian tax authorities and a broader set of countries. In May 2017, the obligations and responsibilities of banking institutions with respect to due diligence procedures to identify reportable accounts were set forth in regulations, as well as the responsibilities with respect to the control measures and information requirements necessary to comply with international agreements.
Cybersecurity regulation
Panama has several laws that regulate incidents related to technological means.
The Criminal Code establishes penalties between two and eight years in prison to anyone who unduly enters or uses a database, network, or computer system, as well as to anyone who unduly seizes, copies, uses or modifies the data in transit or contained in a database or computer system, or interferes, intercepts, hinders or prevents its transmission. It also establishes the same penalties for anyone who alters, modifies, or manipulates programs, databases, networks, or computer systems to the detriment of a third party.
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

In 2013, Panama approved the Budapest Convention on cybercrime, by which Panama committed, among other things, to adopt legislative measures related to computer crimes and crimes against confidentiality, integrity and availability of data and computer systems. Additionally, through Resolution No. 17 of September 10, 2021, the National Council for Government Innovation approved the National Cybersecurity Strategy for the period 2021-2024.
The Superintendency of Banks of Panama, through Accord 8-2010, established provisions for the integral comprehensive management of risks to banks, including information technology risk and, through Accord 3-2012, developed the measures that banks must adopt in relation to information technology risk. These include, among others, establishing policies, strategic plans and procedures, as well as allocating necessary resources for information technology management and having an information technology committee, to oversee the management of the bank's information technology. Additionally, Accord 6-2011 established the guidelines for electronic banking and related risk management and Accord 006-2016 establishes guidelines for risk management regarding money laundering, terrorism financing and financing of the proliferation of weapons of mass destruction, which may arise with respect to new products and new technologies.
Financial regulation in El Salvador
Decree 592 of 2011 - Ley de Supervisión y Regulación del Sistema Financiero, strengthens the state's organization, adapting supervision and regulatory institutions to the financial system's economic reality. It mandates the Superintendency of the Financial System to supervise all financial system members and the Central Reserve Bank to approve necessary regulations.

The main objectives are to maintain stability, guarantee efficiency, transparency, security, and solidity within the financial system, and ensure compliance with this law and other applicable regulations, following best international practices.

The Superintendency supervises individual and consolidated activities of all financial system members, including people, operations, and entities described in the law.

Decree 592 outlines the Superintendency's powers and duties, including enforcing regulations, authorizing operations, preventing risks, facilitating an efficient financial system, and ensuring best practices in risk management and corporate governance.

In 2015, the scope of supervision was expanded to include money transfer companies. In 2016, requirements for valuation experts were defined for loan guarantees.
Banking Law of El Salvador
In 1999, the Salvadoran Congress enacted Decree 697 to regulate financial intermediation by banks. Banks must establish regulatory reserve requirements set by the Superintendency of the Financial System based on deposits and liabilities.

According to Temporary Technical Standards (NPBT-14) of the Central Reserve Bank, reserve requirements effective from January 29, 2025, range between 1% and 16%, depending on the financial instrument, frequency, and counterparty. Entities must maintain a balance in the 'Cash Holdings' account equal to or greater than 68% of the balance reported as of September 30, 2022, until July 29, 2025, when these Temporary Regulations expire.

Liquid Asset Requirements in El Salvador

On February 8, 2025, the Technical Standards for Liquid Assets (NRP-87) took effect, requiring banks to maintain an average of 3% in liquid assets. These standards provide parameters for acceptable assets, periods, and reporting.

The standards aim to reach the required level of liquid assets within 16 months, starting from February 8, 2025, and ending on May 5, 2026. Liquid assets must be composed of easily realizable foreign securities, deposits in foreign banks, or deposits in the central bank. This could limit investment options and increase the need for proper asset management. Banks will need to periodically submit detailed information about their liquid assets and other investments, increasing the administrative burden.
Monetary Integration Law of El Salvador
In November 2000, Congress enacted the Monetary Integration Law, adopting the U.S. dollar as the legal currency with a fixed exchange rate of 8.75 colones per USD 1.00. The colón continues to circulate legally, but the Central Reserve Bank replaces it with the U.S. dollar in commercial transactions.

Since the law's implementation, all financial operations, including deposits, loans, pensions, securities offerings, and accounting records, must be expressed in U.S. dollars. Transactions made in colones before the law's effective date are converted at the established exchange rate.
Investment Funds Law of El Salvador
The Investment Funds Law seeks to encourage economic activity by providing small investors with access to capital markets, diversification of their investments and channeling of their savings into productive sectors, in order to generate higher economic growth. The law sets forth the regulatory framework for the supervision of investment funds, their share of participation and companies that administer such funds and their operations; as well as other participants to which it refers. Additionally, it regulates the marketing of participation shares in foreign investment funds.
This law also provides for the creation of investment fund managers, who are responsible for performing all actions, contracts, and operations necessary for the administration and operation of investment funds.
In 2016, the Central Reserve Bank of El Salvador enacted Technical Standards (Normas Técnicas) to apply the law, including those related to permitted transactions by the investment funds, and those related to the disclosure of information, among others.
Financial Inclusion Law of El Salvador
This law, enacted by the Salvadoran Congress in September 2015, aims to promote financial inclusion and competition in the financial system, as well as reduce costs for users. This is achieved through the issuance and circulation of electronic money and the use of the 'Simplified Account,' which does not require a tax ID and allows limited balances and transactions. The law encourages access to formal financial services and the use of retail payment instruments, improving the quality of life for low-income populations by facilitating the development of financial products tailored to their income levels and transaction volumes.
On June 14, 2022, amendments to the Financial Inclusion Law were approved. These amendments modify the requirements of the Simplified Account, creating: (a) a Simplified Account with up to 3 minimum wages, and (b) a Simplified Account with 3 to 6 basic monthly wages. Accounts can be opened with no minimum amount and by anyone from the age of 16. The Central Reserve Bank of El Salvador enacted certain Technical Standards to apply the amendments to the Financial Inclusion Law, including limits applying to transactions and balances, as well as other regulations.
In El Salvador, labor law establishes minimum wages. The minimum wage for each sector is decided and reviewed by the National Minimum Wage Council. Currently, the basic commerce and services sector monthly wages is U.S. $365 per month.
On October 10, 2022, amendments to the technical standards to carry out operations and provide services through physical, digital and mobile banking correspondents, and administrators of banking correspondents (NASF-11) took effect. These amendments have enabled banking services to be offered in locations where banks and financial institutions have limited or no presence, through the use of technology.
Consumer Protection Law of El Salvador

In force since September 2005, this law protects consumers' rights, ensuring balance, certainty, and legal security in their relationships with commercial establishments, including financial institutions, retailers, and suppliers. It also created the framework for enforcing the law and safeguarding consumer rights.

The law applies to all commercial activities, including e-commerce, with specific regulations for financial services providers. These include obligations, prohibitions, limits on bank fees and surcharges, and contract requirements. The Central Reserve Bank has enacted technical standards to apply this law.
Bitcoin Law of El Salvador

On June 8, 2021, Congress enacted Legislative Decree 57 to regulate bitcoin as legal tender in El Salvador. The law has been in force since September 7, 2021. The Central Reserve Bank, with the Registry of Suppliers of Bitcoin Services, must register bitcoin service providers before they start operations, ensuring compliance with business qualifications, financial conditions, legal and regulatory standards, risk management, and security measures.

Additional regulations include Technical Standards (NRP-29) and Guidelines for Bitcoin and Dollar Services, approved on September 7, 2021. These standards apply to banks, cooperative banks, savings and credit entities, and electronic money suppliers, regulating their services and establishing provisions for bitcoin and dollar services.

On January 29, 2025, the Bitcoin Law was amended to make bitcoin acceptance voluntary for individuals and private entities. The term 'currency' was removed when referring to bitcoin as legal tender. Tax payments and payments to the State cannot be made with bitcoin, and only the private sector can accept bitcoin payments. The Superintendency of the Financial System and the Central Reserve Bank will issue technical regulations to support this amendment.
Cybersecurity in El Salvador
The Technical Standards for Information Security Management (NRP-23) have been effective since July 1, 2020, setting minimum criteria for information security and cybersecurity based on entities' nature, size, risk profile, and operations volume.

On March 8, 2022, the Technical Regulations on Cybersecurity Measures in Digital Channels (NRP-32) took effect, regulating cybersecurity measures for financial entities, including how they handle data through digital channels.

In May 2022, the government issued a Cybersecurity Policy to review the legal framework, create a specialized commission for computer crimes, and establish information exchange networks on computer crimes.

On November 23, 2024, a new Cybersecurity and Information Security Law was enacted to regulate and supervise cybersecurity measures, protecting critical infrastructure and data managed by public institutions. This law also established the State Cybersecurity Agency (ACE) to classify critical infrastructure operators and submit them for ratification to the President of El Salvador. Banks' services, considered essential, would be subject to this new law and ACE's regulation.
Enforcement matters in El Salvador
New standards for the Prevention, Detection and Control of Money Laundering and Assets, Funding of Terrorism and Funding of the Proliferation of Weapons of Mass Destruction took effect on June 7, 2022. These standards, issued by the Financial Investigation Unit ('UIF') of the Attorney General's Office, made substantial changes to the processes for receiving and monitoring cash transactions in bank branches, particularly the level of detail required on the identity of the people carrying out the operations, as well as the issuance of reports and monitoring of international transactions. Changes to these standards came into effect on September 27, 2023. One of the main changes is that the internal audit must evaluate at least once a year the compliance and effectiveness of the applicable regulations and issue a report of the results to the Board of Directors, Senior Management, and the Compliance Officer on any matters related to money laundering and terrorist financing risks. The reforms also emphasize the importance of verifying customer identity before establishing business relationships. More rigorous measures were established for client profiling in situations involving high-risk individuals or Politically Exposed Persons ('PEPs').
The Salvadoran Central Bank issued Technical Standards for Money and Asset Laundering Risk Management, Funding of Terrorism and Funding of the Proliferation of Weapons of Mass Destruction ('NRP-36') on September 23, 2022, and they took effect on October 10, 2022. The main objective is to ensure consistency between the regulatory obligations contained in the standard and the provisions of the UIF's new standards. The Central Bank's standards provide guidelines for managing the threat of money and asset laundering, the financing of terrorism and the financing of weapons of mass destruction. They also provide instructions on how to detect and report unusual operations.
El Salvador is reviewing its Law Against Money Laundering and Other Assets. The reforms will allow regulated entities to apply 'simplified, standard or intensified' measures to identify clients and the origin of their funds, and establish the National System for the Prevention, Control and Punishment of Money Laundering, Financing of Terrorism and the Proliferation of Weapons of Mass Destruction. These changes are part of the efforts regarding the Fourth Round of Mutual Evaluations carried out by the Financial Action Task Force of Latin America (GAFILAT).
Financial recovery regulations in El Salvador
On May 3 2022, Technical Standards for the Preparation of Financial Recovery Plans entered into force. The standards require financial entities to prepare a financial recovery plan. The recovery plan must identify the person responsible for its preparation and contain financial stress scenarios, quantitative indicators, prompt implementation processes, a plan for communication with the authorities and the public, identification of critical functions, and the relevance of the plan to risk management. The Technical Standards set out the manner in which financial institutions must prepare, apply for approval, and implement their recovery plans, as well as the scenarios that may affect their financial, economic and legal situation.
On November 22, 2024, the Legislative Assembly issued the Stability of the Financial System and Deposit Guarantee Law; which is pending presidential approval before taking effect. The law aims to regulate recovery and resolution processes for financial entities and the ability of the Superintendency of the Financial System to protect the stability of the financial system, the continuity of essential financial services, and the rights of depositors of troubled entities, prioritizing public interest over private interest. It also creates a Financial Stability Committee and the legal framework for the Deposit Guarantee Institute ('IGD').
It repeals Titles IV and VI of the Banking Law, which relate to the regularization, restructuring, intervention, and liquidation, revocation of authorization to operate, and operation of the IGD.

Member entities will pay the IGD a minimum premium of 0.15% annually, which will be calculated and paid quarterly based on the daily average of total deposits maintained during the previous quarter. The collection of premiums will apply from January 1 of the year following the law's entry into force. The IGD must carry out periodic reviews on the adequacy of the minimum percentage used for premium calculation. The IGD operating budget will be up to a limit of 10% of the average premium income received from its member entities over the last three financial years.
Digital Assets Issuance Law of El Salvador
The Legislative Assembly's Digital Assets Issuance Law took effect on February 2, 2023, creating a regulatory framework that enables and ensures the transfer of digital assets in public offerings and enabling an alternative market to the traditional stock market.
On November 3, 2024, the Legislative Assembly approved amendments to the Digital Asset Issuance Law. The law establishes the legal framework for the transfer of digital assets used in public and private offerings in El Salvador. It also aims to regulate the requirements and obligations of issuers, digital asset service providers, bitcoin service providers, and other participants operating in the digital asset offering process, with the goal of promoting the efficient development of the digital asset market and protecting the interests of acquirers. The amendments have not been approved or reviewed by the President of the Republic, so they have not yet come into effect.

Personal Data Protection Law in El Salvador

On November 23, 2024, the Personal Data Protection Law took effect, guaranteeing the right to privacy and informational self-determination of individuals. It establishes regulations for the protection of personal data, determines the essential requirements for legitimate and informed processing of personal data, and establishes the regulatory framework for the collection, use, processing, storage, and other related activities of personal data.

The law outlines the rights of personal data holders, including access, rectification, cancellation, and opposition ('ARCO'), the treatment of personal data privacy with prior informed consent, security measures, and the handling of international data transfers. The State Cybersecurity Agency will be the entity that apples and supervises the law.

Public Security in El Salvador

On March 27, 2022, following a significant increase in the homicide rate and crime in El Salvador, the Legislative Assembly approved a state of exception of constitutional guarantees, in order to combat gangs and maintain public security. Since then, this state of exception has been extended 36 times, with the most recent extension lasting from March 7, 2025, to April 5, 2025,, and it is expected to continue being extended for additional periods. This may have a positive impact on banks by ensuring security and maintaining economic activity.
Financial Regulation in Guatemala
The Guatemalan central bank Law, Decree No. 16-2002 (Ley Orgánica del Banco de Guatemala), sets forth the scope of the activities of Banco de Guatemala in its capacity as central bank. The law establishes Banco de Guatemala’s fundamental purpose, which is to contribute to the creation and maintenance of the most favorable conditions for the development of the economy. This includes facilitating the monetary, foreign exchange and credit conditions that promote stability in general prices.
Pursuant to Decree No. 16-2002, Banco de Guatemala´s main objectives are:

(i) being the sole issuer of the national currency
(ii) ensuring the effective functioning of the national payments system
(iii) ensuring an adequate liquidity level in the banking system
(iv) receiving in deposit the bank reserves and legal deposits referred to in the law
(v) managing international reserves.
The Guatemalan central bank Law also regulates the activities of the Monetary Board as governing body of the central bank. The Monetary Board's roles with respect to the Guatemalan financial system, include, among others:
(i) determining and assessing the monetary, currency exchange and credit policies of the country
(ii) ensuring liquidity and solvency of the national banking system
(iii) regulating aspects related to bank reserves and legal deposits
(iv) regulating the Banking Clearing House
(v) authorizing the investment policy for international monetary reserves
(vi) establishing the minimum reserves required to strengthen the central bank's net worth
(vii) issuing regulations regarding the financial system and financial activities
(viii) reviewing provisions or standards submitted for consideration by the Guatemalan Superintendency of Banks or by the Guatemalan central bank for approval.
The Guatemalan Superintendency of Banks was created and is regulated by the Bank Supervision Law, Decree No. 18-2002 (Ley de Supervisión Financiera). The law establishes the scope of the Superintendency as the entity responsible for the supervision and inspection of the financial system in Guatemala, ensuring its stability and security.

Among its key functions are:

(i) To comply with and enforce the laws, regulations, and provisions applicable to the financial system.
(ii) To supervise that financial institutions maintain adequate liquidity and solvency to meet their obligations and properly manage the risks of their operations.
(iii) To impose sanctions in accordance with the law in case of noncompliance with regulations.
(iv) To evaluate the policies and procedures of financial institutions to ensure proper risk management.
(v) To request the liquidation or declaration of bankruptcy of entities that require it, in accordance with the law.
(vi) To exercise oversight and inspection of supervised entities, with unrestricted access to all relevant information, including books and records.

The Banks and Financial Groups Law, Decree No. 19-2002 (Ley de Bancos y Grupos Financieros) regulates the creation, organization, merger, activities, operations, functioning, suspension of operations and winding-up of banks and financial institutions, as well as the establishment and closure of branches and representative offices of foreign banks in Guatemala.
This Banks and Financial Groups Law also states that the members of the board of directors and general managers of the banks and financial institutions will be civilly, administratively and criminally liable for the performance of their duties and are therefore liable with their personal assets for fines, damages and other monetary sanctions, without limit.
Decree No. 19-2002 allows financial institutions to form financial groups or conglomerates under the common control of a holding entity or to designate one of the group's financial entities as their holding company. To form such conglomerates of financial groups, it is necessary for the financial group to have a bank. Identification as a financial group does not imply that the financial group becomes a separate legal entity. Rather, the purpose of such identification is to enable the Guatemalan Superintendency of Banks to carry out its supervisory tasks on a consolidated basis.

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

Decree No. 67-2001, the Law against the Laundering of Money or Other Assets (Ley Contra el Lavado de Dinero u Otros Activos), and Governmental Agreement No. 118-2002, Regulations to the Law Against the Laundering of Money or Other Assets (Reglamento de la Ley Contra el Lavado de Dinero u Otros Activos), were promulgated for the purpose of preventing, controlling, monitoring and punishing the laundering of money or other assets derived from the commission of any crime. These regulations also established a Special Verification Inspectorate ('IVE') within the Superintendency of Banks, which is responsible for requesting and receiving information related to financial, commercial, or business transactions that may be linked to money laundering and reporting to the competent authorities.
Resolution JM-180-2002, the Regulation of operations that can be carried out among the companies of the Financial Group (Reglamento de operaciones que pueden efectuar entre sí las empresas del Grupo Financiero), regulates the financial operations and services that may be carried out among the companies of the financial group, in accordance with the Banks and Financial Groups Law.
Resolution JM-117-2009, the Regulation for the Management of Liquidity Risk (Reglamento para la Administración del Riesgo de Liquidez), establishes standards for banks, financial companies and offshore entities to manage liquidity risk and liquidity risk management strategy, based on the credit profile of the institution. The standards include prudential policies and processes to identify, quantify, monitor and control liquidity risk, the ability to manage liquidity on a day-to-day basis, and contingency plans to deal with liquidity problems.
Resolution JM-104-2021, the Regulation for the Management of Technological Risk (Reglamento para la Administración de Riesgo Tecnológico), aims to establish the minimum guidelines that banks and other financial entities must comply with to manage technological risk. This includes: i) regulating the obligations of financial institutions when contracting third-party information processing and storage services, ii) setting standards for alternate computer centers, which must be in a different geographical location the main computer center, iii) establishing authorization requirements for processing and/or storing information outside Guatemala, including obtaining legal opinion of a lawyer in the jurisdiction where the information will be processed and/or stored, and iv) setting minimum standards for backing up information in the IT infrastructure, information system and database.
Decree 8-2022, the Insolvency Law (Ley de Insolvencia), creates a legal framework that allows individuals and legal entities who have not been able to pay their debts to reorganize financially, administratively and operationally, without losing their assets, and renegotiate their debts, allowing them to generate income to pay their debts. It centralizes the payment of all civil, commercial, tax and labor debts, with or without guarantee, through the bankruptcy judicial process.
Decree 27-2022, the Law of Preferential Interest to Facilitate Access to Social Housing (Ley de Interés Preferencial para Facilitar el Acceso a la Vivienda Social), regulates a mechanism where the state partially subsidizes the interest rate that customers must pay for mortgage loans on the purchase of a first home in good condition, promoting access to housing to people with limited resources. Banks and entities authorized to grant credits will collect the subsidy, applying the corresponding discount in their monthly income tax return or payment of other taxes, and the state will not make any disbursement for the subsidy to financial institutions, transferring the burden of collecting the subsidy to banks.
Resolution JM-47-2022, the Regulations for Credit Risk Management (Reglamento para la Administración de Riesgo de Crédito), regulates certain activities of banks, offshore entities and financial group companies that grant financing, setting standards for the minimum information on applicants and borrowers, and the valuation of credit assets. The regulations: (i) set standards for management of specific and dynamic reserves or provisions; (ii) require measurement using the Expected Loss Given Default ('PDI') model; and (iii) establish a new segmentation of credit assets such as consumer loans, home mortgage loans, productive loans and commercial loans.
Resolution JM-67-2023, the Amendments to the Regulation for Credit Risk Management (Modificaciones al Reglamento para la Administración de Riesgo de Crédito) amends Resolution JM-47-2022 to facilitate implementation of the Manual for Credit Risk Management and help maintain the stability of the supervised banking system. Among the main provisions are the following: (i) modification of the procedure to gradually withdraw generic reserves or provisions from computable equity, (ii) calculation of Expected Losses and Dynamic Reserves or Provisions, (iii) general aspects of valuation and (iv) application of Internal Methodologies for the calculation of Expected Losses.

Resolution JM-86-2023, the Collective Insurance Regulation (Reglamento del Seguro Colectivo), modernizes the legal framework for the management of collective insurance, focusing on optimizing performance and highlighting the obligations of insurers for customer service and communication with policyholders and improving transparency and protection for policyholders. Some important aspects of the Collective Insurance Regulation include changes in placement and coverage guidelines, and rules with respect to the use of electronic means for the contracting of insurance, among others.
Agreement No. 6-2014, the Instructions for the Disclosure of Information by Banks, Financial Companies, Microfinance Institutions, General Warehouses, and Holding or Responsible Companies of a Financial Group (Instrucciones para la Divulgación de Información por parte de los Bancos, las Sociedades Financieras, las Entidades de Microfinanzas, los Almacenes Generales de Depósito y las Empresas Controladoras o Empresas Responsables de un Grupo Financiero), establishes general guidelines for the disclosure of information by these entities. The purpose of the agreement is to ensure that economic agents have access to accurate, sufficient, and reliable data concerning the activities, financial position, risk exposure, and risk assessment of these institutions. The agreement seeks to foster transparency, market discipline, and trust among users when making financial decisions, in compliance with applicable legal provisions.

Agreement No. 40-2023, the Amendments to Agreement Number 6-2014 Instructions for the Disclosure of Information by Banks, Financial Companies, Microfinance Entities, General Deposit Warehouses and Controlling Companies or Responsible Companies of a Financial Group (Modificaciones el Acuerdo Número 6-2014 Instrucciones para la Divulgación de Información por parte de los Bancos, las Sociedades Financieras, las Entidades de Microfinanzas, los Almacenes Generales de Depósito y las Empresas Controladoras o Empresas Responsables de un Grupo Financiero) establishes the minimum information that institutions must disclose and ensures that there is sufficient, accurate and timely information for users and the public. This represents an important step in financial regulation and transparency through the modernization of information transfer processes.
Agreement Number 41-2023 of the Guatemalan Superintendency of Banks, which amends Agreement Number 7-2014 Instructions for the Disclosure of Information by Insurance and Reinsurance Companies (Modificaciones al Acuerdo Número 7-2014 Instrucciones para la Divulgación de Información por parte de las Aseguradoras y Reaseguradoras) aims to improve the transparency and accessibility of certain financial information. Changes include updating disclosure guidelines and timeliness and accuracy requirements.
The Decree 2-2024, the Credit Card Law (Ley de Tarjetas de Crédito) regulates credit card operations, promotes transparency between issuers and users, and protects cardholders. The law establishes provisions regarding contracts, rates, fees and sanctions. It highlights the creation of the Financial Services Protection Unit within the Consumer Assistance and Support Directorate, to oversee compliance with the law, manage complaints, and impose penalties for violations. The law also criminalizes offenses such as card cloning and fraudulent use, imposing administrative fines based on the severity of the violations.

Resolution JM-56-2024, the Regulation of the Credit Card Law (Reglamento de la Ley de Tarjetas de Crédito), effective from September 1, 2024, complements the provisions of the Credit Card Law. Key aspects include the evaluation of applicants' payment capacity, prohibition of interest on interest, the reasonable calculation of the minimum payment, the disclosure of credit card terms, and supervision by the Superintendency of Banks to ensure compliance.

The Competition Law, Decree No. 23-2024, aims to promote competition, strengthen economic efficiency, and protect consumers in Guatemala. It regulates anticompetitive practices such as abuse of economic power, collusion, price-fixing, and production restrictions. It establishes two areas of application, general and supplementary, for sectors regulated by specific laws. It creates the Superintendency of Competition as an autonomous entity responsible for investigating violations and imposing sanctions, while also promoting competition education. Sanctions include fines of up to 200,000 times the daily minimum wage for severe violations. The law incorporates the evaluation of payment capacity and the imposition of interest for noncompliance. Additionally, the law establishes administrative procedures based on principles of due process and expediency.

Cybersecurity in Guatemala
Resolution JM-104-2021 (Reglamento para la Administración de Riesgo Tecnológico) includes a chapter on cybersecurity, outlining management procedures that focus on identification, protection, detection, response, and recovery. Institutions are required to assess vulnerabilities, cyber threats, and cyberattacks, and to develop protection policies ensuring the confidentiality, integrity, and availability of digital assets. The regulation also covers detection and recovery from cyber incidents, the organization of response teams, and the inclusion of cybersecurity clauses in supplier contracts. Additionally, it encourages the exchange of information between institutions to strengthen cybersecurity management.

Resolution JM-91-2024 (Reglamento de Medidas de Seguridad en Canales Electrónicos) sets minimum security standards for banks, financial institutions, and offshore entities to manage risks in electronic transactions and prevent fraud. It defines electronic channels as platforms used for conducting transactions and exchanging information. The regulation establishes the creation of a Fraud Risk Monitoring and Prevention Center to analyze complaints, issue alerts, and propose preventive measures to the Risk Management Committee. It also mandates a User Support Unit responsible for documenting cases, reporting fraud, and promoting education on security in electronic channels.
ESG
As ESG-related requirements and expectations continue to evolve globally, we monitor and seek to comply with current regulations, including with respect to information that must be reported to our stakeholders under applicable law. See Item 3.D. Risk Factors – We are exposed to environmental, social, governance and sustainability risks that could affect our financial condition and operating results.

In addition, we have adopted environmental policies, which include those related to environmental and social risk analysis, environmental management, controversial issues in financing and investment, responsible investment, climate change and sustainable procurement.

Subject to applicable law, we are integrating ESG aspects into our business strategy, including retail banking, wealth management, corporate banking, asset management and project finance. To that end, we have set a goal to finance COP 500 trillion before 2030 through credit and other financial services.

*Additional ESG-related information is available in our Colombian management report prepared in compliance with Colombian regulations and our sustainability website. Information included in our Colombian management report or accessible through our website or the website of any of our subsidiaries is not incorporated into this Annual Report.

Our risk management system (SIAR) includes a risk map, which is designed to allow us to consolidate relevant information and knowledge from various experts, supplementing the management of traditional financial risks with information on emerging risks such as climate change. We conduct an annual risk assessment using this system. As part of this process, social and environmental risks - including climate change - have been integrated for analysis alongside traditional financial risks. This approach allow us to strengthen our climate change responses and prepares us for opportunities in a changing business environment. As part of our climate commitment, we have set a goal of COP 40 trillion in financing for the transition to a low carbon economy by 2030.

Collectively, we aspire to promote sustainable development for the benefit of all, which includes not only our environmental management but also our social management. In our pursuit of excellence, we have sought to establish an enriching work environment that actively contributes to the wellbeing of our employees and their families and to their personal development. Our goal is to be the preferred place where talent not only chooses to grow, but also thrives. Our methodology and measurement tool, the Voice of the Employee, integrates several approaches to measure perceptions of organizational culture, employee wellbeing, key moments in the employee experience and ways of working. We analyze key indicators such as employee engagement, experience versus expectations, intention to stay, eNPS (Employee Net Promoter Score), leadership effectiveness, work-life balance, training and recognition. These efforts led to an 88% participation in our annual survey, which showed 94% favorability in engagement, 97% of employees feeling that their experience meets or exceeds expectations, and an eNPS of 83%.

We also measure our talent attraction and retention indicators and analyze our turnover and hiring indicators. Our recruitment indicator at the corporate level shows a natural process of talent renewal and allows us to attract new employees with innovative knowledge and new proposals. Our total and voluntary turnover rates for 2024 were 10.84% and 4.12%, respectively, compared with 8.83% and 4.41%, respectively, for 2023. We held a variety of events and initiatives to strengthen our brand and position ourselves as one of the Best Companies to work for in the countries where we operate. These initiatives were also focused on retaining employees with key knowledge and, in turn, attracting new professionals in strategic areas, such as technology, cybersecurity, design, analytics, and artificial intelligence.

The overall ESG strategy guidelines are established by the Board of Directors, which is responsible for defining Bancolombia's strategy and long-term objectives. The Board’s Audit, Corporate Governance and Risk Committees have direct responsibility for overseeing ESG issues, and the Steering Committee, acting as the Sustainability Committee, monitors compliance with the ESG strategy.

C.Organizational Structure
The following chart summarizes the organizational structure of Bancolombia and certain subsidiaries, mostly involved in financial or capital market activities:
This chart does not reflect any intermediate holding companies or special purpose vehicles owned by one or more of the entities included in the table.
SUBSIDIARIES

The following is a list of subsidiaries of Bancolombia as of December 31, 2024:

Entity	Jurisdiction of Incorporation	Business	Proportion of Ownership Interest and Voting Power Held by The Bank 2024

Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
Wompi S.A.S.	Colombia	Technology services provider	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	100.00%
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate investment fund	80.47%
P.A. Inmuebles CEM	Colombia	Mercantile trust	80.47%
P.A. Calle 92 FIC-11	Colombia	Mercantile trust	52.31%
P.A. FIC Edificio Corfinsura	Colombia	Mercantile trust	80.47%
P.A. FIC-A5	Colombia	Mercantile trust	80.47%
P.A. FIC Inmuebles	Colombia	Mercantile trust	80.47%
P.A. FIC Clínica de Prado	Colombia	Mercantile trust	62.00%
P.A. FIC A6	Colombia	Mercantile trust	80.47%
P.A. Central Point	Colombia	Mercantile trust	60.35%
P.A. Fideicomiso Twins Bay	Colombia	Mercantile trust	80.47%

Fideicomiso Lote Av San Martín	Colombia	Mercantile trust	80.47%
P.A. Fideicomiso Lote 30	Colombia	Mercantile trust	80.47%
Fideicomiso Fondo Inmobiliario Bancolombia	Colombia	Mercantile trust	80.47%
P.A. Florencia Ferrara(1)	Colombia	Mercantile trust	44.26%
P.A. Flor Morado Plaza	Colombia	Mercantile trust	80.47%
P.A. Galería la 33	Colombia	Mercantile trust	80.47%
P.A. Linz Granz del Rio(2)	Colombia	Mercantile trust	44.26%
Fideicomiso Selecto Terrazu E1(2)	Colombia	Mercantile trust	64.38%
Valores Simesa S.A.	Colombia	Investments	62.75%
Fideicomiso Lote Distrito Vera B1B2	Colombia	Mercantile trust	62.44%
P.A. FAI Calle 77	Colombia	Mercantile trust	98.00%
P.A. Nomad Salitre	Colombia	Mercantile trust	98.00%
P.A. Nomad Central-2	Colombia	Mercantile trust	98.00%
P.A. Calle 84 (2)	Colombia	Mercantile trust	98.00%
P.A. Calle 84 (3)	Colombia	Mercantile trust	98.00%
P.A. Nomad Distrito Vera(3)	Colombia	Mercantile trust	98.00%
P.A. Nexo(3)	Colombia	Mercantile trust	98.00%
P.A. Mercurio	Colombia	Mercantile trust	100.00%
P.A. CEDIS Sodimac(3)	Colombia	Mercantile trust	100.00%
Wenia S.A.S	Colombia	Technology services	100.00%
P.A. Wenia	Colombia	Mercantile trust	100.00%
Nequi S.A. Compañía de Financiamiento(4)	Colombia	Financial services	100.00%
Sociedad Beneficiaria BC Panamá S.A.S.(5)	Colombia	Holding	100.00%
Bancolombia Panamá S.A.	Panama	Banking	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Holding	99.17%
Banistmo S.A.	Panama	Banking	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%
Banistmo Panamá Fondos de Inversión S.A.(6)	Panama	Investment fund holder	100.00%
Banistmo Capital Markets Group Inc.(6)	Panama	Purchase and sale of securities	100.00%
Anavi Investment Corporation S.A.(6)	Panama	Real estate	100.00%
Desarrollo de Oriente S.A.(6)	Panama	Real estate	100.00%
Steens Enterprises S.A.(6)	Panama	Portfolio holder	100.00%
Ordway Holdings S.A.(6)	Panama	Real estate broker	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Financial Leasing	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%
Conserjeria, Mantenimiento y Mensajería S.A.“En liquidación”	Guatemala	Maintenance services	100.00%
Mercom Bank Ltd.(7)	Barbados	Banking	99.68%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%
Sinesa Cayman, Inc. (before Bancolombia Cayman S.A)(8)	Cayman Islands	Banking	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%

Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Accelera S.A. de C.V. (before Credibac S.A. de C.V)	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Business and management advising	99.17%
Bancolombia Capital Holdings USA LLC	United States	Holding	100.00%
Bancolombia Capital Adviser LLC	United States	Investment advisor	100.00%
Bancolombia Capital LLC	United States	Securities brokerage	100.00%
Wenia Ltd.	Bermuda	Technology services	100.00%
(1)The P.A Florencia Ferrara is a subsidiary of Fondo de Capital Privado Fondo Inmobiliario Colombia, which has a 55.00% percentage of ownership. Bancolombia has an effective percentage of ownership in Fondo de Capital Privado Fondo Inmobiliario Colombia of 80.47%.
(2)The P.A Linz Granz del Rio and Fideicomiso Selecto Terrazu E1 are consolidated through Fondo de Capital Privado Fondo Inmobiliario as of September and December 2024, respectively.
(3)During May, June and November 2024, the parent company was established as trustor of P.A CEDIS Sodimac, P.A Nomad Distrito Vera and P.A Nexo, respectively through a management mercantile trust agreement, for real estate activity purposes.
(4)For further information, see Consolidated Financial Statement, Note 1. Reporting entity.
(5)On September 27, 2024, Sociedad Beneficiaria BC Panamá was established, a company whose corporate purpose is to be the beneficiary of the division of a company domiciled in Panama, by virtue of which it partially transfers its assets, as a consequence of the above, to be the owner of the assets and liabilities received on the occasion of said operation, and merge with a company domiciled in Colombia. For further information, see Consolidated Financial Statement, Note 1. Reporting entity.
(6)Investments in non-operational stage.
(7)Since 2021, the company began an organized and gradual process to transfer assets and liabilities to Banco Agromercantil de Guatemala, S.A. or other companies of the Bancolombia Group. For further information, see Consolidated Financial Statement, Note 1. Reporting entity.
(8)Since 2020, the board of directors of Bancolombia Panamá (parent company of Sinesa Cayman, Inc), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Consolidated Financial Statement, Note 1. Reporting entity.
D.PREMISES AND EQUIPMENT
As of December 2024, our premises and equipment include the main office located on Los Industriales Avenue in Medellín, as well as other owned and leased facilities primarily located in Colombia, with an approximate total area of 429,962 square meters.
In 2024, we carried out improvements, openings, and renovations of some properties where branches, ATMs, and administrative offices operate. These improvements involved the execution of refurbishing and maintenance activities. The financing for these works was from our funds, totaling approximately COP 188,712 million.
To consolidate the administrative operations and bring specialized teams closer to areas with higher customer concentration, we completed the relocation of the Banca Personas Cali building to a new leased building, with a total area of 3,379 square meters, in 2024. During 2025, we expect to invest approximately COP 80,767 million in the refurbishing of owned and leased properties.

In 2024, we carried out a comprehensive evaluation of the physical risks affecting Bancolombia’s facilities, including branches, ATMs, administrative buildings, warehouses, and other assets. This analysis identified that the main risks these assets are exposed to are:
•Landslides: massive movements of rocks, debris, earth, or mud on slopes, which may compromise the stability of infrastructures
•Flooding: the occupation of normally dry areas due to sudden water accumulation, either from river overflow or coastal flooding
•Wildfires: uncontrolled fire spread in forested or wild land areas, affecting surrounding vegetation, flora, and fauna
•Intense rainfall, snow, or hail that may impact infrastructure and operations

•Cyclones: low-pressure systems with intense rains and strong winds that can cause significant damage

Our total premises and equipment for own use had a net book value as of December 31, 2024 of COP 2,650,602 million and the book value of right of use assets related to branches and rented offices amounts to COP 1,718,621 million.
The following table provides information on Bancolombia's main owned and leased facilities where administrative activities, banking business activities, and data processing center operations take place:

Building / Facility	Location	Area (square meters)
Dirección General (Torre Norte, Torre Sur and Torre Oriente and Ciudad del Río)	Medellín, Colombia	117,118
Torre Atrio	Bogotá, Colombia	21,084
Niquía	Bello, Colombia	4,070
Edificio 9211	Bogotá, Colombia	9,578
Torre Barranquilla	Barranquilla, Colombia	8,801
Twins Bay 1	Cartagena, Colombia	2,866
Sucursal 8111	Bogotá, Colombia	679
Sucursal Centro Comercial Santa Fe	Bogotá, Colombia	425
Gerencia de Zona Bucaramanga	Bucaramanga, Colombia	1,869

During 2024, we entered into new lease agreements for the following facilities, resulting in an approximate increase in the right-of-use asset by COP 51,944 million:

•Sede Cosmocentro building: located in Cali, as a result of the relocation process of the southern region offices. The approximate increase in the right-of-use asset due to the lease of this property was COP 4,119 million

•Other properties: in the ordinary course of business, we entered into new lease agreements for properties used in branch operations and self-service halls, resulting in an approximate increase of COP 47,825 million in the right-of-use asset. Notable among these new agreements are five properties located in Bogota, Barranquilla, and Cali, which represented an increase in the right-of-use asset by approximately COP 22,957 million
For further information relating to our branch network, see Item 4. Information on the Company, B5. Distribution Network. Accounting recognition for premises and equipment are described in Note 2 'Significant Accounting Policies' and Note 10 'Premises and Equipment, Net' to the Consolidated Financial Statements.
E.SELECTED STATISTICAL INFORMATION
The following information should be read together with the Consolidated Financial Statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on our financial records, which are prepared in accordance with IFRS as issued by the IASB and the related interpretations issued by the IFRIC. The consolidated selected statistical information refer to us, including all subsidiaries.
E.1DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL
Average balances for each of the years ended December 31, 2024, 2023 and 2022 have been calculated as the arithmetic average of the last 13 monthly IFRS balances. In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.
Average statement of financial position
The following tables show, for the years ended December 31 2024, 2023 and 2022, respectively: (i) average balances for all of our assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for our interest-earning assets and interest-bearing liabilities:

	Average statement of financial position and income from interest-earning assets for the fiscal year ended December 31,⁽¹⁾
	2024			2023			2022
	Average balance	Interest income earned	Average Yield / Rate	Average balance	Interest income earned	Average Yield / Rate	Average balance	Interest income earned	Average Yield / Rate
In millions of COP, except percentages
ASSETS
Interest-earning assets
Interbank borrowings
Domestic activities	98,288	8,507	8.66%	91,258	10,028	11.00%	56,945	5,063	8.90%
Foreign activities	3,197,413	199,984	6.25%	2,981,291	187,279	6.30%	2,367,478	56,899	2.40%
Total	3,295,701	208,491	6.33%	3,072,549	197,307	6.40%	2,424,423	61,962	2.60%
Reverse repurchase agreements and other similar secured loans
Domestic activities	4,343,154	284,814	6.56%	2,676,670	292,971	10.90%	1,086,449	77,664	7.10%
Foreign activities	96,642	15,401	15.94%	73,920	11,777	15.90%	122,943	8,044	6.50%
Total	4,439,796	300,215	6.76%	2,750,590	304,748	11.10%	1,209,392	85,708	7.10%
Debt instruments(2)
Domestic activities	15,172,478	1,144,392	7.54%	10,599,721	1,376,246	13.00%	11,990,844	512,492	4.30%
Foreign activities	15,663,891	1,189,523	7.59%	16,826,459	281,213	1.70%	14,742,929	1,274,596	8.60%
Total	30,836,369	2,333,915	7.57%	27,426,180	1,657,459	6.00%	26,733,773	1,787,088	6.70%
Loans and advances to customers, net
Domestic activities	178,959,009	25,309,441	14.14%	172,515,187	27,947,473	16.20%	155,827,942	18,914,965	12.10%
Foreign activities	87,001,331	7,304,110	8.40%	89,986,484	7,293,314	8.10%	87,318,297	5,868,528	6.70%
Total	265,960,340	32,613,551	12.26%	262,501,671	35,240,787	13.40%	243,146,239	24,783,493	10.20%
Total interest-earning assets
Domestic activities	198,572,929	26,747,154	13.47%	185,882,836	29,626,718	15.90%	168,962,180	19,510,184	11.50%
Foreign activities	105,959,277	8,709,018	8.22%	109,868,154	7,773,583	7.10%	104,551,647	7,208,067	6.90%
Total	304,532,206	35,456,172	11.64%	295,750,990	37,400,301	12.60%	273,513,827	26,718,251	9.80%
Total non-interest-earning assets
Domestic activities	20,705,057	—	—	23,428,476	—	—	19,302,722	—	—
Foreign activities(3)	23,959,853	—	—	24,158,685	—	—	22,495,964	—	—
Total	44,664,910	—	—	47,587,161	—	—	41,798,686	—	—
Total interest and non-interest earnings assets
Domestic activities	219,277,986	26,747,154	12.20%	209,311,312	29,626,718	14.20%	188,264,902	19,510,184	10.40%
Foreign activities(3)	129,919,130	8,709,018	6.70%	134,026,839	7,773,583	5.80%	127,047,611	7,208,067	5.70%
Total	349,197,116	35,456,172	10.15%	343,338,151	37,400,301	10.90%	315,312,513	26,718,251	8.50%
(1)Our average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)The percentage of total average assets attributable to foreign activities was 37.2%, 39.0% and 40.3%, respectively, for the fiscal years ended December 31, 2024, 2023 and 2022.

	Average statement of financial position and interest paid on interest-bearing liabilities for the fiscal year ended December 31⁽¹⁾
	2024			2023			2022
	Average balance	Interest income earned	Average Yield / Rate	Average balance	Interest income earned	Average Yield / Rate	Average balance	Interest income earned	Average Yield / Rate
In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking accounts
Domestic activities	22,466,429	23,764	0.11%	22,001,228	22,131	0.10%	25,899,835	25,944	0.10%
Foreign activities	17,357,904	81,415	0.47%	18,432,636	68,657	0.40%	18,344,263	49,633	0.30%
Total	39,824,333	105,179	0.26%	40,433,864	90,788	0.20%	44,244,098	75,577	0.20%

Saving accounts
Domestic activities	83,711,882	2,676,437	3.20%	79,151,508	3,463,957	4.40%	80,939,114	1,936,283	2.40%
Foreign activities	27,779,679	463,925	1.67%	29,694,615	395,108	1.30%	29,911,479	346,288	1.20%
Total	111,491,561	3,140,362	2.82%	108,846,123	3,859,065	3.50%	110,850,593	2,282,571	2.10%
Time deposits
Domestic activities	60,786,003	6,880,218	11.32%	54,810,787	7,586,429	13.80%	30,895,060	2,615,941	8.50%
Foreign activities	44,402,637	2,089,914	4.71%	42,637,064	1,787,234	4.20%	38,508,868	1,167,591	3.00%
Total	105,188,640	8,970,132	8.53%	97,447,851	9,373,663	9.60%	69,403,928	3,783,532	5.50%
Repurchase agreements and other similar secured borrowing
Domestic activities	1,068,567	45,253	4.23%	968,917	160,766	16.60%	1,617,857	165,440	10.20%
Foreign activities	226,752	17,641	7.78%	54,757	6,968	12.70%	87,737	4,678	5.30%
Total	1,295,319	62,894	4.86%	1,023,674	167,734	16.40%	1,705,594	170,118	10.00%
Borrowings from other financial institutions(2)
Domestic activities	5,662,586	669,512	11.82%	5,645,529	798,977	14.20%	4,691,668	390,970	8.30%
Foreign activities	8,518,466	680,401	7.99%	11,769,294	860,019	7.30%	8,874,224	372,747	4.20%
Total	14,181,052	1,349,913	9.52%	17,414,823	1,658,996	9.50%	13,565,892	763,717	5.60%
Interbank deposits(2)(3)
Domestic activities	—	2,958	—	71,595	11,260	15.70%	78,105	5,288	6.80%
Foreign activities	639,639	19,348	3.02%	723,898	19,280	2.70%	706,734	6,087	0.90%
Total	639,639	22,306	3.49%	795,493	30,540	3.80%	784,839	11,375	1.40%
Debt instruments in issue
Domestic activities	3,211,356	591,122	18.41%	4,602,387	895,296	19.50%	4,237,757	740,063	17.50%
Foreign activities	11,248,144	610,990	5.43%	12,856,710	531,319	4.10%	16,259,152	588,448	3.60%
Total	14,459,500	1,202,112	8.31%	17,459,097	1,426,615	8.20%	20,496,909	1,328,511	6.50%
Lease liability
Domestic activities	1,105,501	95,481	8.64%	987,982	71,808	7.30%	967,289	64,611	6.70%
Foreign activities	703,013	40,065	5.70%	802,540	42,007	5.20%	843,771	46,738	5.50%
Total	1,808,514	135,546	7.49%	1,790,522	113,815	6.40%	1,811,060	111,349	6.10%
Total interest-bearing liabilities
Domestic activities	178,012,324	10,984,745	6.17%	168,239,933	13,010,624	7.70%	149,326,685	5,944,540	4.00%
Foreign activities	110,876,234	4,003,699	3.61%	116,971,514	3,710,592	3.20%	113,536,228	2,582,210	2.30%
Total	288,888,558	14,988,444	5.19%	285,211,447	16,721,216	5.90%	262,862,913	8,526,750	3.20%
Total non-interest bearing liabilities
Domestic activities	16,624,159	—	—	15,982,833	—	—	13,675,803	—	—
Foreign activities	2,947,687	—	—	3,298,036	—	—	3,087,785	—	—
Total	19,571,846	—	—	19,280,869	—	—	16,763,588	—	—
Stockholders' equity
Domestic activities	32,207,927	—	—	29,371,732	—	—	26,739,788	—	—
Foreign activities	8,528,785	—	—	9,474,103	—	—	8,946,224	—	—
Total	40,736,712	—	—	38,845,835	—	—	35,686,012	—	—
Total interest and non-interest bearing liabilities and stockholders’ equity(4)
Domestic activities	226,844,411	10,984,745	4.84%	213,594,498	13,010,624	6.10%	189,742,276	5,944,540	3.10%
Foreign activities(4)	122,352,705	4,003,699	3.27%	129,743,653	3,710,592	2.90%	125,570,237	2,582,210	2.10%
Total	349,197,116	14,988,444	4.29%	343,338,151	16,721,216	4.90%	315,312,513	8,526,750	2.70%
(1)Our average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(2)Includes both short-term and long-term borrowings.
(3)Includes borrowings from banks located outside Colombia.
(4)The percentage of foreign activities over total average liabilities attributable was 36.9%, 39.5% and 41.7%, respectively, for the fiscal years ended December 31, 2024, 2023 and 2022.
Changes in net interest income and expenses- volume and rate analysis
The following table allocates, for domestic and foreign activities, changes in our net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2024 compared to the year ended December 31, 2023; and the year ended December 31, 2022, compared to the year ended December 31, 2021. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2024-December 31, 2023			December 31, 2023-December 31, 2022
	Increase (decrease) due to changes in:			Increase (decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Interbank borrowings
Domestic activities	867	(2,388)	(1,521)	3,568	1,397	4,965
Foreign activities	13,513	(808)	12,705	18,047	112,333	130,380
Total	14,380	(3,196)	11,184	21,615	113,730	135,345
Reverse repurchase agreements and other similar secured loans
Domestic activities	(22,904)	14,747	(8,157)	157,978	57,329	215,307
Foreign activities	3,621	3	3,624	(1,436)	5,169	3,733
Total	(19,283)	14,750	(4,533)	156,542	62,498	219,040
Debt instruments(1)
Domestic activities	(8,116,489)	7,884,635	(231,854)	(52,143)	915,897	863,754
Foreign activities	(18,060)	926,370	908,310	210,995	(1,204,378)	(993,383)
Total	(8,134,549)	8,811,005	676,456	158,852	(288,481)	(129,629)
Loans and advances to customers, net
Domestic activities	1,099,138	(3,737,170)	(2,638,032)	2,189,882	6,842,626	9,032,508
Foreign activities	(134,170)	144,966	10,796	184,097	1,240,689	1,424,786
Total	964,968	(3,592,204)	(2,627,236)	2,373,979	8,083,315	10,457,294
Total interest-earning assets
Domestic activities	(7,039,388)	4,159,824	(2,879,564)	2,299,285	7,817,249	10,116,534
Foreign activities	(135,096)	1,070,531	935,435	411,703	153,813	565,516
Total	(7,174,484)	5,230,355	(1,944,129)	2,710,988	7,971,062	10,682,050
Interest-bearing liabilities:
Checking accounts
Domestic activities	474	1,159	1,633	(3,922)	109	(3,813)
Foreign activities	(3,702)	16,460	12,758	240	18,784	19,024
Total	(3,228)	17,619	14,391	(3,682)	18,893	15,211
Saving accounts
Domestic activities	214,206	(1,001,726)	(787,520)	(41,794)	1,569,468	1,527,674
Foreign activities	(23,282)	92,099	68,817	(2,493)	51,313	48,820
Total	190,924	(909,627)	(718,703)	(44,287)	1,620,781	1,576,494
Time deposits
Domestic activities	1,051,429	(1,757,640)	(706,211)	2,731,191	2,239,297	4,970,488
Foreign activities	76,300	226,380	302,680	135,648	483,995	619,643
Total	1,127,729	(1,531,260)	(403,531)	2,866,839	2,723,292	5,590,131
Repurchase agreements and other similar secured borrowing
Domestic activities	18,507	(134,020)	(115,513)	8,465	(13,139)	(4,674)
Foreign activities	12,180	(1,507)	10,673	(852)	3,142	2,290
Total	30,687	(135,527)	(104,840)	7,613	(9,997)	(2,384)
Borrowings from other financial institutions
Domestic activities	2,421	(131,886)	(129,465)	92,004	316,003	408,007
Foreign activities	(270,890)	91,272	(179,618)	149,132	338,140	487,272
Total	(268,469)	(40,614)	(309,083)	241,136	654,143	895,279
Interbank deposits
Domestic activities	(3,523)	(4,779)	(8,302)	(401)	6,373	5,972
Foreign activities	(409)	477	68	152	13,041	13,193
Total	(3,932)	(4,302)	(8,234)	(249)	19,414	19,165
Debt instruments in issue
Domestic-activities	(258,246)	(45,928)	(304,174)	66,798	88,435	155,233
Foreign-activities	(52,660)	132,331	79,671	(177,384)	120,255	(57,129)
Total	(310,906)	86,403	(224,503)	(110,586)	208,690	98,104
Lease liability
Domestic-activities	9,165	14,508	23,673	1,407	5,790	7,197

Foreign-activities	(6,840)	4,898	(1,942)	(2,225)	(2,506)	(4,731)
Total	2,325	19,406	21,731	(818)	3,284	2,466
Total interest-bearing liabilities
Domestic-activities	1,034,433	(3,060,312)	(2,025,879)	2,853,748	4,212,336	7,066,084
Foreign-activities	(269,303)	562,410	293,107	102,218	1,026,164	1,128,382
Total	765,130	(2,497,902)	(1,732,772)	2,955,966	5,238,500	8,194,466
(1) Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
Interest -earning assets-net interest margin and spread
The following table presents our levels of average interest-earning assets and net interest income and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

	Interest earning assets yield for the fiscal
	Year ended December 31,
	2024	2023	2022
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	198,572,929	185,882,836	168,962,180
Foreign activities	105,959,277	109,868,154	104,551,647
Total	304,532,206	295,750,990	273,513,827
Net interest income(1)
Domestic activities	15,762,409	16,616,094	13,565,644
Foreign activities	4,705,319	4,062,991	4,625,857
Total	20,467,728	20,679,085	18,191,501
Average yield on interest-earning assets
Domestic activities	13.47%	15.94%	11.55%
Foreign activities	8.22%	7.08%	6.89%
Total	11.64%	12.65%	9.77%
Net interest margin(2)
Domestic activities	7.94%	8.94%	8.03%
Foreign activities	4.44%	3.70%	4.42%
Total	6.72%	6.99%	6.65%
Interest spread(3)
Domestic activities	7.30%	8.21%	7.57%
Foreign activities	4.61%	3.90%	4.62%
Total	6.45%	6.78%	6.52%
(1)Net interest income is interest income on loans less interest expense and includes interest earned on investments.
(2)Net interest margin is net interest income divided by total average interest-earning assets.
(3)Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2INVESTMENT PORTFOLIO
DEBT INSTRUMENTS PORTFOLIO MATURITY
The following table summarizes the maturities and weighted average nominal yields of our debt instruments at amortized cost and debt instruments at fair value through other comprehensive income as of December 31, 2024:

	Maturity less	Maturity between	Maturity between	Maturity More
	than 1 year	1 and 5 Years	5 and 10 Years	Than 10 Years	Total yield
	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)
Securities issued or secured by: Foreign currency.-denominated(2):
Colombian Government	—%	6.12%	6.17%	—%	6.13%
Corporate bonds	5.90%	4.48%	5.48%	6.95%	5.11%
Foreign Governments	3.81%	4.51%	5.76%	—%	4.66%
Other financial entities	3.72%	5.28%	5.21%	—%	3.74%
Subtotal yield	3.93%	4.60%	5.56%	6.95%	4.87%
Securities issued or secured by: Peso-denominated(2)
Corporate bonds	11.30%	12.58%	—%	18.79%	15.56%
Other financial entities	—%	8.02%	26.48%	—%	10.58%
Colombian Government	10.40%	—%	—%	—%	10.40%
Other Government entities	6.91%	—%	9.13%	—%	6.95%
Subtotal yield	8.46%	10.93%	17.75%	18.79%	9.57%
Total yield	7.99%	5.95%	6.16%	14.18%	7.46%
(1)Yield was calculated using the internal rate of return (IRR) as of December 31, 2024.
(2)Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

E.3LOAN PORTFOLIO
Maturity of loans and advances to customers
The following table shows the maturities of our loan portfolio as of December 31, 2024:

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
In millions of COP
Commercial
Corporate	29,076,028	32,243,275	23,454,114	504,876	85,278,293
SME	4,771,087	8,555,996	1,727,911	148,502	15,203,496
Others	14,339,044	21,811,207	16,432,597	188,174	52,771,022
Total commercial	48,186,159	62,610,478	41,614,622	841,552	153,252,811
Consumer
Credit card	234,325	9,587,518	2,170,668	-	11,992,511
Vehicle	81,066	3,270,554	2,283,873	365	5,635,858
Payroll loans	47,981	2,261,874	7,525,578	545,814	10,381,247
Others	903,897	19,097,022	7,573,532	231,616	27,806,067
Total consumer	1,267,269	34,216,968	19,553,651	777,795	55,815,683
Mortgage
VIS	14,439	284,872	2,540,655	13,343,314	16,183,280
Non-VIS	64,865	810,457	7,968,774	16,714,225	25,558,321
Total mortgage	79,304	1,095,329	10,509,429	30,057,539	41,741,601
Financial Leases	1,804,964	8,586,693	13,202,556	3,697,391	27,291,604
Small Business Loan	194,013	919,392	208,405	30,399	1,352,209
Total gross loans and advances to customers	51,531,709	107,428,860	85,088,663	35,404,676	279,453,908
In general, the initial term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2024, 56.88% of our loan portfolio had a maturity of five years or less.
Loans interest rate allocation
The following table shows the interest rate allocation of our loan portfolio by type due after one year and within one year or less:

As of December 31, 2024
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	97,884,058
Commercial	71,011,852
Consumer	8,131,434
Mortgage	-
Financial Leases	18,729,312
Small business loan	11,460
Foreign-denominated	23,096,371
Commercial	12,102,878
Consumer	8,267,525
Mortgage	2,309,301
Financial Leases	13,972
Small business loan	402,695
Total	120,980,429
Fixed Rate
Domestic-denominated	66,236,936
Commercial	8,486,035
Consumer	27,956,124
Mortgage	23,110,392
Financial Leases	6,075,912
Small business loan	608,473
Foreign-denominated	40,704,834
Commercial	13,465,887
Consumer	10,193,331
Mortgage	16,242,604
Financial Leases	667,444
Small business loan	135,568
Total	106,941,770
Loans with term of less than 1 year:
Domestic-denominated	34,949,268
Commercial	32,482,662
Consumer	655,556
Mortgage	37,492
Financial Leases	1,735,379
Small business loan	38,179
Foreign-denominated	16,582,441
Commercial	15,703,497
Consumer	611,713
Mortgage	41,812
Financial Leases	69,585
Small business loan	155,834
Total	51,531,709
Total gross loans and advances to customers	279,453,908

E.4SUMMARY OF LOAN LOSS EXPERIENCE
Allowance for credit losses to total loans
The following table shows the allowance for credit losses to total loans outstanding for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
Allowance for credit losses to total loans.	5.79%	6.39%
The loss allowance for the loan portfolio and financial leasing operations decreased to 5.79% in 2024 from 6.39% in 2023. This decrease is attributed to:

(i) The ratio of allowance for credit losses to total loans decreased to 5.79% in 2024 from 6.39% in 2023. This decrease is the result of a lower impairment in the consumer loan portfolio because of enhanced lending and collection actions initiated in 2023 that had positive effects in 2024, an improved macroeconomic outlook that positively affected the expected credit loss models and the effects of the devaluation of the Colombian peso in 2024. For more information on the variation in the Provision for impairment of loan portfolio and financial leasing operations over the client loan portfolio from 2024 to 2023, please refer to Note 6 of the Consolidated Financial Statements, "Loans And Advances to Customers, Net," under "Loans and financial leasing operating portfolio and Allowance for loans losses" and "Impact of movements in the value of the portfolio and loss allowance by Stage" as well as the "Risk management" note in the "Credit risk" section.
(ii) The loan portfolio balance increased by 10%, primarily due to growth in the commercial loan portfolio and currency devaluation.

Ratio of charge-offs to average outstanding loans
The ratio of charge-offs to average outstanding loans for the years ended December 31, 2024 and 2023 was as follows:

Year ended December 31,
	2024	2023
Ratio of charge-offs to average outstanding loans	2.95%	2.56%
Commercial	0.68%	0.69%
Consumer	11.67%	9.15%
Mortgage	0.37%	0.35%
Financial Leases	0.83%	1.01%
Small Business Loan	8.60%	6.61%

The increase in the charge-off ratio for 2024 is mainly due to the increase in non-performing consumer loans and credit cards during the second half of 2023 and the first quarter of 2024. As a result, the Board of Directors approved a higher volume of charge-offs in 2024.
E.5DEPOSITS
Uninsured deposits
An uninsured deposit is any deposit that does not have a mechanism to protect and secure the depositor’s resources (either natural or legal person) in the event of insolvency or settlement of any financial institution.
The amount of uninsured deposits for 2024 and 2023 is COP 190,359,916 and COP 164,601,948, respectively.

The following table shows the time deposits held by us as of December 31, 2024 and 2023, unsecured:

	At December 31, 2024
	Peso - Denominated	Unsecured Foreign Exchange- Denominated	Total
	In millions of COP
Up to 3 months	17,810,529	10,773,646	28,584,175
From 3 to 6 months	7,967,231	6,678,490	14,645,721
From 6 to 12 months	5,179,422	8,418,227	13,597,649
More than 12 months	15,895,727	1,545,271	17,440,998
Total time deposits	46,852,909	27,415,634	74,268,543

	At December 31, 2023
	Peso - Denominated	Unsecured Foreign Exchange- Denominated	Total
	In millions of COP
Up to 3 months	14,028,847	5,592,275	19,621,122
From 3 to 6 months	5,856,589	4,632,261	10,488,850
From 6 to 12 months	7,986,745	8,756,038	16,742,783
More than 12 months	18,798,384	3,279,197	22,077,581
Total time deposits	46,670,565	22,259,771	68,930,336

For further information about deposits by customers, see Consolidated Financial Statement, Note 15. Deposits by customers.

F.Unresolved Staff Comments
None.
ITEM 5      Operating and financial review and prospects
The following discussion should be read in conjunction with our Consolidated Financial Statements included in this Annual Report.
The following discussion includes information regarding future financial performance and plans, targets, aspirations, expectations, and objectives of management, which constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. It is possible that our actual results may differ materially from the results discussed in the forward-looking statements because of several risks and uncertainties. Please see Cautionary Note Regarding Forward-Looking Statements.
In addition, please refer to the discussion in Item 3. Key Information – D. Risk Factors for a description of risks and uncertainties affecting our business and financial results and to Item 16.K – Cybersecurity, for a description of our cybersecurity framework.
A.Operating results
Impact of economic and monetary policies on Bancolombia's results
Our operational results are influenced by macroeconomic factors, primarily in Colombia but also in the other countries where we operate. The most significant variables include GDP growth, interest rates, inflation, and exchange rates, particularly the USD/COP exchange rate. Below is a summary of the trends for these variables in Colombia in 2024.

Economic Activity

Colombia's real GDP growth in 2024 was 1.7% year-on-year. The year marked a period of strengthened economic growth, following growth of just 0.6% in 2023. The acceleration in GDP growth has been part of a cycle in which the Central Bank has gradually lowered its benchmark interest rate in a context of significantly reduced inflation. Consequently, the gradual reductions in high interest rates eased pressures on household and corporate budgets, revitalizing consumption and investment. Simultaneously, the national central government increased its contribution to economic growth through a higher primary budget deficit.

The performance of key GDP components during 2024, compared to 2023 and in real terms (constant prices), was as follows: fixed investment increased by 3.0% year-on-year, private consumption increased by 1.6%, total public spending decreased by 0.5%, imports increased by 4.2%, and exports increased by 2.0%. As a reference to contextualize the contribution of each GDP component in the previous year, in 2024, gross fixed capital formation accounted for 17% of nominal GDP, private consumption for 76%, public spending for 15%, exports for 18%, and imports for 23%.

The sectors that exhibited the most dynamic growth during 2024 (compared to 2023) were arts, entertainment, and recreation activities (up 8.1% year-on-year), agriculture (8.1%), and the broader sector of public administration, defense, health, and education (4.2%).

Interest Rates
As of December 31, 2024, the Central Banks's benchmark interest rate stood at 9.50%, following a reduction of 350 basis points during the year. In the eight Central Bank meetings where interest rate decisions were made, the board of directors of the Central Bank opted to cut the repo rate. However, after six consecutive meetings with 50-basis-point cuts, they decided to moderate the pace of easing in the December meeting, opting for a 25-basis-point reduction.

Despite the cuts to the benchmark interest rate, the monetary policy stance remains highly contractionary. The Central Bank retains significant room to continue advancing with rate cuts without abandoning the contractionary stance of its policy. This approach will enable inflation to continue converging toward its target throughout 2025.

Inflation
Annual consumer inflation (measured by CPI) stood at 5.2% at the end of 2024, significantly below the 9.28% recorded in 2023. The components that contributed the most to inflationary pressures in 2024 were rents (with annual increases of 7.30% for imputed rent and 7.56% for actual rent), dining out (up 8.12%), and urban transportation (up 8.21%). Eggs (-2.72%), vehicles (-9.84%), and telecommunications equipment (-14.96%) were the main contributors on the negative side.

During the latter part of 2024, annual inflation maintained a consistent but gradual downward trend, a pattern expected to persist throughout 2025. This trend will enable the Central Bank to continue lowering its interest rate at a moderate pace over the course of the year.

Exchange Rate
The Colombian peso depreciated by 15.4% against the U.S. dollar in 2024, closing the year at COP 4,409 per USD. This contrasts sharply with the 20.5% appreciation experienced in 2023, when the exchange rate ended the year at COP 3,822 per U.S. dollar. Thus, 2024 marked a setback for the Colombian peso following its recovery in 2023.

Several signals of institutional and fiscal uncertainty compounded an international environment that heightened global investor risk aversion, leading to a depreciation of emerging market currencies against the dollar. In Colombia’s case, fiscal setbacks reinforced this trend, leaving the Colombian peso as the third most devalued currency in Latin America at the close of 2024.

Outlook
Prospects for the Colombian economy, the financial sector in general, and for Bancolombia in particular, are expected to depend on these factors:

Favorable factors for the Colombian economy – medium-term	Unfavorable factors for the Colombian economy – medium term
Rapid economic recovery following the sustained increase in interest rates both locally and globally.

The country is expected to maintain responsible monetary policies.

Institutional strength will continue to ensure a stable political environment.

Democracy in Colombia, along with the separation of powers and checks and balances, underpins the predictability of policy measures and economic pragmatism.

A significant decline in the current account deficit in 2024 to levels between 1% and 2% of GDP, down from 2.4% in 2023, reflects reduced short-term external vulnerabilities.

The Central Bank remains committed to its institutional tradition of targeting inflation and allowing the currency to float freely.

The country has a solid cushion of international reserves, which helps mitigate external vulnerabilities stemming from the, albeit declining, still relatively high current account deficit compared to peer countries.
Private investment remains low, which will constrain medium-term economic growth.

Persistently low investor confidence could impact private investment, posing risks to expectations that GDP growth will return to its potential level, slightly above 3%, in the coming years.

Low potential growth in the medium term could lead to challenges for public finances or heightened external vulnerabilities.

Colombia is exposed to the adverse effects of climate change, particularly flooding; over 80% of its population and economic activity is concentrated in approximately 20% of its territory, making it vulnerable to natural disasters.

Public finances could be affected in terms of revenue if international commodity prices decline.

The country faces significant volatility in international trade due to its dependence on hydrocarbons.

Low trade openness and an export base reliant on basic commodities imply high vulnerability to price shocks.

Elevated spending expectations for 2025, relative to revenues, pose risks to compliance with the Fiscal Rule.

The risk of civil unrest will remain high throughout the 2025–2028 forecast period, reflecting deep societal divisions in Colombia and fragmentation in Congress, which will hinder swift progress in addressing issues such as poverty and low-quality education.

Threats of higher tariffs on trade with the U.S., other commercial sanctions, and reduced economic aid from key U.S. government agencies.
GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2024 VERSUS 2023
The following discussion does not address the changes in results for 2023 versus 2022; the discussion of these changes may be found in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC.

Summary
Bancolombia's earnings increased in 2024, despite the complex economic environment, due to a series of competitive advantages. Sustained monetary easing in the different economies where we operate, with interest rates falling across the region, alleviated pressure on households and financial markets laid the groundwork for better macroeconomic conditions ahead. As a result, credit demand has resumed its growth and there has been a gradual recovery of asset quality ratios.

Unlike the strong rebound in 2023, the Colombian peso depreciated throughout 2024, closing at COP 4,409.15 per U.S. dollar, a 15.36% depreciation for the year.

Net income attributable to equity holders of Bancolombia rose to COP 6,268 billion (COP 6,576 per share, both common and preferred shares, and USD 5.97 per ADS) in 2024, an increase of 2.47% as compared to the COP 6,117 billion of net income attributable to equity holders of Bancolombia for 2023.

The average return on stockholder equity was 15.77% for 2024, down from 16.14% in 2023.

The net interest and valuation income margin fell in 2024 to 6.85%, down from 6.99% in 2023.

Credit impairment charges, totaled COP 5,452 billion for 2024, down 26.93% from COP 7,462 billion in 2023. The improvement is due to a significant slowdown of the pace of new past due loans mainly in the consumer segment which had caused most of the deterioration in the previous year. The improved consumer loan performance coupled with a better macroeconomic outlook on the back of lower interest rates and lower inflation, allowed for a reduction on provision expenses under our expected losses models.

Notwithstanding the above, delinquency on commercial and mortgage portfolios increased in 2024, reflecting a delayed effect of the weak economic cycle in 2023 and other non-sector-related credit issues. The 30-day past due loan ratio improved year over year, whereas the 90-day past due loan ratio slightly increased, driven mainly by mortgages loans.

Loans and advances to customers and financial institutions increased by 10.04% during the year. This result is partially attributed to the depreciation of the Colombian peso against the U.S. dollar and the restatement of foreign subsidiary balances. Excluding the exchange rate effect, growth accounted to 5.06% annually.

Despite still-slow economic growth throughout the year, the loan portfolio rose steadily, reversing the downward trend of 2023. Commercial loans showed the highest increase in nominal terms, on the back of our efforts to stimulate demand by offering special credit lines with discounted rates that resulted in loan demand recovery. Home lending accelerated after the implementation of a program in the second half of the year to extend lower interest rates on mortgages supporting the reactivation of real estate in Colombia. This, coupled with social housing subsidies granted by the government, has provided significant growth. On the other hand, our still-cautious stance in the consumer segment has led to a low volume of loan originations. The total loan book in Colombian pesos grew 4.54% whereas the portfolio in U.S. dollars increased 22.55% in Colombian pesos (6.23% when calculated in U.S. dollars).

Allowance for loans and lease losses represented 5.37% of total loans and 112.39% of 30-day past-due loans (excluding accrued interest) at the end of 2024 compared with 6.02% of total loans and 120.04% of 30-day past-due loans (excluding accrued interest) at the end of 2023. Based on our expected loss credit models, we expect that these allowances will provide adequate coverage for expected loan losses.

Capital adequacy was 13.75% (Tier 1 ratio of 11.89%), higher than the 13.40% (Tier 1 ratio of 11.42%) reported at the end of 2023, largely explained by a faster pace of capital buildup than the increase in risk weighted assets, amid a period of slow growth in loan originations.

Deposits by customers increased 12.55% during 2024, while the ratio of net loans to deposits stood at 94.3%, down from 95.9% at the end of 2023, given that loans grew at a slower pace than deposits during the year.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance-sheet credit instruments.
Interest income - the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities - was COP 35,544 billion in 2024, down 4.05% from 37,046 billion in 2023, driven mainly by a lower-yielding credit portfolio, as a result of lower interest rates. It is worth noting that most of the loan portfolio is indexed to variable rates, which causes assets to reprice quickly when interest rates change.

Consumer loans, which historically provide the highest risk-adjusted returns, contracted for the second consecutive year, when excluding the exchange rate effect, which further impacted interest income generation in the period. This performance is largely explained by the operations in Colombia and Panama. Commercial loans and mortgages contributed to lending business revenues, an improvement on the modest performance of originations of the previous year.

As a result, the weighted average nominal interest rate on loans and financial leases was 12.3%, down from 13.4% in 2023.

Interest expense was COP 15,024 billion, down 9.87% year over year, consistent with our efforts to optimize our funding structure, supported by effective diversification and the flexibility to shift between different sources according to interest rate cycles and client demand. Growth on low-cost deposit sources such as savings accounts outpaced that of time deposits during the year. Thus, the interest rate paid on interest-bearing liabilities decreased in 2024 to 5.2% from 5.9%, recorded in 2023.

Interest on debt instruments using the effective interest method totaled COP 966 billion in 2024, down 6.16% from 2023, given prevailing lower interest rates, whereas total valuation on financial instruments was COP 1,756 billion, a significant 203.49% increase when compared to 2023. The overall positive performance of the investments division was due to a higher liquidity position and a series of proficient asset and liability management strategies that allowed us to maximize revenues by means of the valuation of financial instruments and the sale of derivative securities to clients.

As a result, net interest income and valuation for 2024 was COP 20,520 billion, a 0.70% increase from COP 20,378 billion in 2023. This represents a net interest and valuation income margin from continuing operations of 6.85%, down 14 basis points from 6.99% recorded in 2023. While the contraction in interest expenses did not fully offset the reduction in loan yields, the performance is relatively strong given the size of Central Bank interest rate cuts.

Fees and Commissions
The following table lists the principal categories of revenue-producing fees and commissions for the years ended on December 31, 2024, and December 31, 2023, along with year-to-year variations. For further information about the composition of Bancolombia’s segments, see Note 3 Operating segments:
Fees and commissions income, gross
As of December 31, 2024

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	International Banking	All Other Segments	Total

Revenue of contracts with customers for fees and Commissions	In millions of COP

Credit and debit card fees and commercial establishments	2,657,690	282,611	257,697	85,841	-	-	-	1,934	-	3,285,773
Bancassurance	958,311	67,197	47	-	6	-	3	-	-	1,025,564
Banking services	694,554	131,958	166,713	65,432	-	-	-	43,540	34,580	1,136,777
Payment and collections	1,024,053	15,735	-	-	-	-	-	-	-	1,039,788
Fiduciary Activities and Securities	-	18,962	6,515	904	448,848	-	95,972	50	-	571,251
Acceptances, Guarantees and Standby Letters of Credit	73,302	27,365	5,789	1,880	-	-	-	679	-	109,015
Investment banking	-	1,670	2,097	-	-	69,266	8,854	-	-	81,887
Brokerage	-	16,473	-	-	-	-	20,648	-	-	37,121
Others	252,445	359	76,876	57,721	-	-	6,715	5,698	1,848	401,662
Total revenue of contracts with customers	5,660,355	562,330	515,734	211,778	448,854	69,266	132,192	51,901	36,428	7,688,838

As of December 31, 2023

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	International Banking	All Other Segments	Total

Revenue of contracts with customers for fees and Commissions	In millions of COP

Credit and debit card fees and commercial establishments	2,467,174	272,380	233,049	95,833	-	-	-	1,992	-	3,070,428
Bancassurance	924,280	72,705	77	-	104	29	126	-	-	997,321
Banking services	593,729	110,271	157,386	68,857	-	-	-	37,746	23,574	991,563
Payment and collections	950,167	15,236	-	-	-	-	-	-	-	965,403
Fiduciary Activities and Securities	-	20,233	6,399	851	361,632	-	74,377	54	-	463,546
Acceptances, Guarantees and Standby Letters of Credit	72,335	25,159	5,211	3,173	-	-	-	1,803	-	107,681
Investment banking	-	980	1,225	-	-	55,888	10,728	-	-	68,821
Brokerage	-	15,568	-	-	-	-	11,140	-	-	26,708
Others	244,414	398	76,221	54,486	229	-	7,614	5,633	412	389,407
Total revenue of contracts with customers	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878

	Growth
	2024	-	2023
	COP		%
Revenue for fees and commissions of contracts with customers
Credit and debit card fees and commercial estabilshments	215,345		7.01%
Bancassurance	28,243		2.83%
Banking services	145,214		14.64%
Payment and collections	74,385		7.71%
Fiduciary Activities and Securities	107,705		23.24%
Acceptances, Guarantees and Standby Letters of Credit	1,334		1.24%
Investment banking	13,666		19.86%
Brokerage	10,413		38.99%
Others	11,655		2.99%
Total revenue of contracts with customers	607,960		8.59%
Fees and commissions expenses
The following table presents the increase in fees and commissions expenses:

	Year		Growth
	2024	2023	2024-2023
	In millions of COP
Banking services	1,704,221	1,483,785	220,436	14.86%
Sales, collections and other services(1)	894,836	855,480	39,356	4.60%
Correspondent banking	623,193	507,586	115,607	22.78%
Payments and collections	46,792	41,820	4,972	11.89%
Others	242,732	208,609	34,123	16.36%
Total fees and commissions expenses	3,511,774	3,097,280	414,494	13.38%
Fees and commission income, net

	Year		Growth
	2024	2023	2024-2023
	In millions of COP
Fees and commission income	7,688,838	7,080,878	607,960	8.59%
Fees and commission expenses	(3,511,774)	(3,097,280)	(414,494)	13.38%
Total fees and commissions income, net	4,177,064	3,983,598	193,466	4.86%

For 2024, gross revenues from fees and commissions totaled COP 7,689 billion, up 8.59% compared to COP 7,081 billion in 2023. The main sources of fee income are credit and debit cards, banking services, payments and collections, and Bancassurance. These segments account for approximately 43%, 15%, 14%, and 13% of total fee income, respectively.

Credit and debit card income is generated from interchange fees paid by merchants and monthly maintenance fees. Revenues for this division grew 7.01% year over year due to an increase in transactional volumes and interbank exchange fees generated by a higher amount of national and international purchases, both through point of sale and electronic payments.

Banking services made a significant contribution to the increase in fees, posting a 14.64% growth in the period, due to, among other factors, higher revenues from digital banking in Colombia. Payment and collections fees grew 7.71% in the year, primarily due to a higher number of automatic payment transactions at the operation in Colombia.

Bancassurance experienced growth of 2.83%, slower than a year earlier, due to reduced household consumption for most of the year that was only partially offset by a rebound in the fourth quarter.

Fee expenses totaled COP 3,512 billion in 2024, up 13.38% compared to COP 3,097 billion in 2023. Banking services represented 50% of all fee expenses and were up 14.77%. This increase is mainly due to higher costs in data processing for banking services and greater royalties on credit-debit card franchises due to incremental transactional flows.

Sales, collections and other services accounted for 25% of fee expenses. On an annual basis, this line was up a 4.60%, a moderate increase as we continue to use sales outsourcing services and third-party collections, which pursue payments from borrowers who have failed to meet their obligations, contributing to an improvement in asset quality.

Banking agents accounted for 18% of our fee expenses, which increased 22.78% in 2024, due to the increased number of transactions processed and new merchants enrolled as we intensified the use of this channel for in-person transactions.

Other Operating Income
Other operating income was COP 3,042 billion, down 23.56% from COP 3,980 billion in 2023. The aggregate balance of currency hedging income resulted in a positive net effect considering currency trading and derivatives FX contracts, but at a lower level than in 2023 when the substantial volatility implied a higher number of currency operations.

Revenues from operating leases totaled COP 1,827 billion in 2024, an increase of 3.17% compared to 2023. The variation corresponds to higher income in real estate rentals under FIC (Fondo Inmobiliario Colombia).

Total dividends received and other net income from equity investments

Total dividends and other net income from equity investments was COP 105 billion in 2024, down 50.25% from COP 210 billion from 2023. The decrease is primarily due to impairment charges in associates and joint ventures based on lower market valuations resulting from the weakening credit cycle in Colombia.

Operating expenses
The following table summarizes the principal components of our operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2024	2023	2024-2023
	In millions of COP
Operating expenses
Salaries and employee benefits	5,628,062	5,350,234	277,828	5.19%
Other administrative and general expenses	5,445,212	5,033,944	411,268	8.17%
Taxes other than income tax	1,442,511	1,433,148	9,363	0.65%
Impairment, depreciation and amortization	1,117,881	1,124,859	(6,978)	(0.62%)
Total operating expenses	13,633,666	12,942,185	691,481	5.34%

The following table summarizes the principal components of our operating expenses for the fiscal years ended:

	For the years ended December 31,		Growth
	2023	2022	2023-2022
	In millions of COP
Operating expenses
Salaries and employee benefits	5,350,234	4,417,656	932,578	21.11%
Other administrative and general expenses	5,033,944	4,559,900	474,044	10.40%
Taxes other than income tax	1,433,148	929,512	503,636	54.18%
Impairment, depreciation and amortization	1,124,859	980,575	144,284	14.71%
Total operating expenses	12,942,185	10,887,643	2,054,542	18.87%

Operating expenses totaled COP 13,634 billion in 2024, up 5.34% from COP 12,942 billion in 2023. Salaries and employee benefits (excluding bonuses) totaled COP 4,754 billion in 2024, an increase of 7.81% from 2023. This result is largely due to annual salary increases. Bonuses decreased by 7.08% for the year under the performance-based model, which rewards employee contributions to company profitability.

Other administrative and general expenses totaled COP 5,445 billion in 2024, an increase of 8.17% from 2023. This was mostly due to (i) an increase in expenses for computer equipment maintenance and license maintenance, and (ii) higher operational risk expenses related to virtual debit and credit card transactions.

Impairments, depreciation, and amortization totaled COP 1,118 billion in 2024, down 0.62% compared to 2023. This decrease is primarily due to lower amortization of intangible assets and reduced depreciation of assets, mainly from the Renting division and the operation in Colombia.

As a result of the changes in expenses and revenues, the cost-to-income ratio of Bancolombia for 2024 was 48.96%, up from 45.33% in 2023.
Provision charges and credit quality
Total net credit impairment charges fell to COP 5,452 billion (or 2.05% of average loans) in 2024, down 26.93% from COP 7,462 billion (or 2.84% of average loans) in 2023.

Macroeconomic factors such as lower inflation and lower interest rates, which stimulated economic acceleration, helped improve our portfolio in the countries where we operate.

The significant decrease in the cost of credit for 2024 compared to 2023 was mostly explained by the improved quality of the consumer portfolio and better macroeconomic conditions.

Net loan charge-offs totaled COP 7,856 billion in 2024, up 16.90% from 6,720 billion in 2023. The increase in charge-offs is mainly explained by older consumer loans that became past due prior to 2024.

Net charge-offs have two important features: first, they reduce the balance of the loan portfolio, and secondly, they help reduce the amount of past due loans.

Past-due loans amounted to COP 14,524 billion on December 31, 2024, up 6.01% compared to COP 13,700 billion a year earlier.

The past-due loan ratio (loans overdue more than 30 days divided by total loans) was 5.20% on December 31, 2024, down from 5.39% on December 31, 2023.

The decrease is mainly due to lower delinquencies on retail, resulting from a more selective risk profile for new loans and a better collection procedure, which began in 2023 and had positive effects in 2024.

Income tax expenses
Income tax expense for 2024 totaled COP 2,487 billion, up 27.22% from COP 1,955 billion for 2023. (This excludes income tax from previous periods, which would have resulted in a total of COP 2,393 billion for 2024, up from COP 1,933 billion from 2023.) The effective tax rate in 2024 was 28.39%.

The higher effective tax rate in 2024 results from a lower contribution to net income from the Central American operations, which have lower statutory tax rates.     The effective tax rate is lower than statutory tax rate because of certain tax benefits. For Colombia, these include tax exemptions related to social housing and investments in productive fixed assets, as well as untaxed dividends. For the remaining operations, tax benefits result from exempt income from returns on securities issued by the governments of Guatemala, El Salvador and Panama.

For further details, see Note 13 of the Consolidated Financial Statements.

Results by Segment
We manage our business through nine main operating segments: Banking Colombia, Banking El Salvador, Banking Panama, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking and All Other.
The segment information in this Annual Report reflects the reporting structure in place at the reporting date, in accordance with the segment information in Note 3. Operating Segments to the Consolidated Financial Statements.
Banking Colombia:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	27,543,286	29,230,060	20,727,335	(5.77)%	41.02%
Interest income on loans and financial leases	25,632,102	28,366,678	19,263,960	(9.64)%	47.25%
Debt investments	1,503,298	937,090	1,361,299	60.42%	(31.16)%
Derivatives, net	155,794	(167,887)	108,255	192.80%	(255.08)%
Liquidity operations, net	252,092	94,179	(6,179)	167.67%	1624.18%
Interest expenses	(11,588,039)	(13,464,980)	(6,333,834)	(13.94)%	112.59%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,955,247	15,765,080	14,393,501	1.21%	9.53%
Credit impairment charges, net	(4,220,207)	(6,480,377)	(2,971,599)	(34.88)%	118.08%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,735,040	9,284,703	11,421,902	26.39%	(18.71)%
Expenses from transactions by the operating segments	(151,933)	(187,467)	(32,163)	(18.95)%	482.87%
Fees and commissions income	5,660,355	5,252,099	4,684,563	7.77%	12.12%
Fees and commissions expenses	(2,885,272)	(2,522,927)	(2,099,585)	14.36%	20.16%
Total fees and commissions, net	2,775,083	2,729,172	2,584,978	1.68%	5.58%
Other operating income (expenses)(1)	800,252	1,575,845	(72,994)	(49.22)%	2258.87%
Dividends and net income on equity investments	(121,975)	17,613	(8,058)	(792.53)%	318.58%
Total operating income, net	15,036,467	13,419,866	13,893,665	12.05%	(3.41)%
Operating expenses(2)	(8,651,424)	(8,022,042)	(6,600,686)	7.85%	21.53%
Impairment, depreciation and amortization	(770,207)	(744,346)	(613,807)	3.47%	21.27%
Total operating expenses	(9,421,631)	(8,766,388)	(7,214,493)	7.47%	21.51%
Profit before income tax	5,614,836	4,653,478	6,679,172	20.66%	(30.33)%
Segment assets	266,593,755	254,367,378	247,113,605	4.81%	2.94%
Segment liabilities	222,402,215	216,200,157	207,293,246	2.87%	4.30%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2024 versus 2023
Banking Colombia's profit before taxes increased by 20.66% to COP 5,615 billion for 2024, up from COP 4,653 billion in 2023, due to the reasons described below.

Total interest and valuation decreased by 5.77% to COP 27,543 billion, mainly due to a 9.64% decrease in interest income from loan and financial lease operations. This reduction was primarily observed in the commercial and consumer segments and resulted from the decrease in the Central Bank's benchmark interest rate.
Total interest expenses decreased by 13.94% to COP 11,588 billion from COP 13,465 billion, although the volume of savings accounts increased by 12.9% and the volume of time deposits by 4.1% compared with the previous year. Interest expenses were affected by the decrease in the Central Bank's benchmark rate throughout 2024. Additionally, interest corresponding to obligations with banks decreased due to prepayments. This was offset by higher expenses related to the acceleration of the amortization of deferred incremental costs associated with debt management carried out in 2024. The net interest margin and the valuation of financial instruments rose 1.21% to COP 15,955 billion.

The total net credit impairment charge decreased by 34.88% to COP 4,220 billion from COP 6,480 billion. This variation is mainly due to the decrease in credit impairment in the consumer portfolio resulting from better performance on personal loans and a better economic outlook in 2024.
Total net fees and commission increased by 1.68% to COP 2,775 billion, mainly due to better income from banking services, up 16.98%, credit and debit cards, up 7.72%, and payments-collections, up 7.78% (digital channels). These increases were mainly offset by expenses associated with banking services and fees for services and collections, which increased by 14.36% compared to the previous year.
Other operating income decreased to COP 800 billion, mainly due to lower net foreign exchange income and lower income generated by exchange rate derivatives, which resulted from higher foreign exchange volatility related to uncertainty, political risk and global macroeconomic variables.

Dividends and net income from equity investments saw a loss of COP 122 billion, compared with a profit of COP 18 billion in 2023, mainly due to the impairment of an investment classified as a joint venture.

Total operating expenses increased by 7.47% to COP 9,422 billion from COP 8,766 billion, mainly due to an increase in administrative and general expenses to COP 5,478 billion. This increase resulted from higher operational risk expenses, as well as systematization expenses and costs associated with the generation and issuance of debit and credit cards. Salaries and employee benefits rose 8.10% to COP 3,857 billion.

Assets attributable to Banking Colombia grew by 4.81% during the year, mainly driven by an increase in the loan portfolio, with notable performance in the commercial and mortgage portfolios. The latter was strengthened through Bancolombia's initiative to lead interest rate reductions via the 'Housing for All' strategy. Additionally, there was an increase in investment in debt securities, primarily in fixed-income portfolios associated with derivative positions.
Finally, liabilities attributable to Banking Colombia grew by 2.87% during 2024, driven by an increase in deposits, particularly in savings accounts and time deposits.

Banking El Salvador:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	1,851,126	1,773,140	1,527,860	4.40%	16.05%
Interest income on loans and financial leases	1,623,427	1,524,765	1,293,556	6.47%	17.87%
Debt investments	226,122	236,350	170,423	(4.33)%	38.68%
Derivatives, net	775	11,187	63,494	(93.07)%	(82.38)%
Liquidity operations, net	802	838	387	(4.30)%	116.54%
Interest expenses	(437,244)	(464,851)	(297,839)	(5.94)%	56.07%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,413,882	1,308,289	1,230,021	8.07%	6.36%
Credit impairment charges, net	(236,086)	(154,938)	(102,710)	52.37%	50.85%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,177,796	1,153,351	1,127,311	2.12%	2.31%
Expenses from transactions by the operating segments	(19,110)	(17,844)	(7,371)	7.09%	142.08%
Fees and commissions income	515,734	479,568	444,177	7.54%	7.97%
Fees and commissions expenses	(226,445)	(188,972)	(170,563)	19.83%	10.79%
Total fees and commissions, net	289,289	290,596	273,614	(0.45)%	6.21%
Other operating income(1)	40,818	51,656	19,685	(20.98)%	162.41%
Dividends and net income on equity investments	4,338	10,982	5,340	(60.50)%	105.66%
Total operating income, net	1,493,131	1,488,741	1,418,579	0.29%	4.95%
Operating expenses(2)	(771,078)	(668,105)	(639,748)	15.41%	4.43%
Impairment, depreciation and amortization	(93,982)	(131,921)	(106,601)	(28.76)%	23.75%
Total operating expenses	(865,060)	(800,026)	(746,349)	8.13%	7.19%
Profit before income tax	628,071	688,715	672,230	(8.81)%	2.45%
Segment assets	26,670,513	21,608,586	26,696,524	23.43%	(19.06)%
Segment liabilities	23,889,120	19,220,367	23,738,984	24.29%	(19.03)%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, profit before taxes for Banking El Salvador decreased by 8.81% to COP 628 billion, due to the reasons described below.

The financial statements expressed in Colombian pesos were affected by the depreciation of the Colombian peso, which fell 15.36% against the U.S. dollar during the last year.

Total interest and valuation expressed in Colombian pesos increased by 4.40% to COP 1,851 billion, mainly due to higher interest income accrued from the commercial portfolio. Similarly, interest expenses decreased by 5.94%, primarily driven by loans with financial institutions.

Moreover, the loan portfolio in Colombian pesos grew by 21.72% due to the depreciation of the Colombian peso against the U.S. dollar. Expressed in U.S. dollars, the loan portfolio increased by 5.51%, mainly driven by the consumer portfolio, which grew by 10.15% in U.S. dollars terms. Deposits grew by 13.82% in U.S. dollar terms, primarily driven by time deposits and current accounts.

Net credit impairment charges increased by 52.37% to COP 236 billion, from COP 155 billion in 2023, mainly due to the growth in the consumer portfolio.

Net fees and commissions decreased by 0.45% to COP 289 billion, primarily due to the growth in expenses for banking services.

Total operating expenses increased by 8.13% to COP 865 billion, mainly due to the increase in employee bonuses and general expenses.

Assets attributable to Banking El Salvador grew by 23.43% during the year, mainly driven by the depreciation of the Colombian peso, which impacted the portfolio expressed in U.S. dollars. Similarly, liabilities grew by 24.29%, mainly due to the increase in deposits by customers.
Banking Panama:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	2,689,904	2,826,559	2,364,820	(4.83)%	19.53%
Interest income on loans and financial leases	2,283,111	2,415,234	2,154,151	(5.47)%	12.12%
Debt investments	316,205	301,167	161,974	4.99%	85.94%
Derivatives, net	3,322	817	(1,026)	306.61%	179.63%
Liquidity operations, net	87,266	109,341	49,721	(20.19)%	119.91%
Interest expenses	(1,336,250)	(1,238,112)	(910,937)	7.93%	35.92%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,353,654	1,588,447	1,453,883	(14.78)%	9.26%
Credit impairment charges, net	(456,748)	(270,501)	(545,012)	68.85%	(50.37)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	896,906	1,317,946	908,871	(31.95)%	45.01%
Expenses from transactions by the operating segments	(40,110)	(34,105)	(25,022)	17.61%	36.30%
Fees and commissions income	562,330	532,930	446,583	5.52%	19.34%
Fees and commissions expenses	(286,392)	(258,897)	(210,004)	10.62%	23.28%
Total fees and commissions, net	275,938	274,033	236,579	0.70%	15.83%
Other operating income(1)	65,876	36,939	51,494	78.34%	(28.27)%
Dividends and net income on equity investments	11,474	13,498	9,655	(14.99)%	39.80%
Total operating income, net	1,210,084	1,608,311	1,181,577	(24.76)%	36.12%
Operating expenses(2)	(853,980)	(909,843)	(797,091)	(6.14)%	14.15%
Impairment, depreciation and amortization	(128,544)	(107,716)	(110,293)	19.34%	(2.34)%
Total operating expenses	(982,524)	(1,017,559)	(907,384)	(3.44)%	12.14%
Profit before income tax	227,560	590,752	274,193	(61.48)%	115.45%
Segment assets	45,964,767	40,740,495	52,445,934	12.82%	(22.32)%
Segment liabilities	41,132,907	36,315,750	47,081,613	13.26%	(22.87)%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2024 versus 2023

In 2024, Banking Panama's profit before taxes decreased by 61.48% to COP 227 billion, from COP 591 billion in 2023, due to the reasons described below.

The financial statements expressed in Colombian pesos were affected by the 15.36% depreciation of the Colombian peso against the U.S. dollar during the last year.

Total interest and valuation decreased by 4.83% to COP 2,690 billion, mainly due to the decrease in interest income generated from consumer loans. The loan portfolio, expressed in U.S. dollars, decreased by 2.35%, primarily driven by the decline in the commercial and consumer portfolios.

The total net credit impairment charge increased by 68.85% to COP 457 billion, from COP 270 billion in 2023. This variation is mainly explained by higher provisions in the consumer and mortgage portfolio, and lower provision reversals.

Total net fees and commission increased by 0.70% to COP 276 billion, mainly due to higher income generated by merchant acquiring services and ATM fees, which exceeded the increase in banking service expenses.

Total operating expenses decreased by 3.44%, mainly due to the reduction in bonuses and administrative expenses.

Assets attributable to Banking Panama increased by 12.82% during the year, primarily driven by the depreciation of the exchange rate, which impacted loans expressed in U.S. dollars. Similarly, liabilities grew by 13.26%, mainly due to the increase in deposits by customers.

Banking Guatemala:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	1,939,602	1,795,543	1,537,801	8.02%	16.76%
Interest income on loans and financial leases	1,807,334	1,726,821	1,509,143	4.66%	14.42%
Debt investments	134,101	60,534	27,089	121.53%	123.46%
Liquidity operations, net	(1,833)	8,188	1,569	(122.39)%	421.86%
Interest expenses	(804,815)	(731,886)	(528,459)	9.96%	38.49%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,134,787	1,063,657	1,009,342	6.69%	5.38%
Credit impairment charges, net	(394,589)	(499,368)	(168,834)	(20.98)%	195.77%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	740,198	564,289	840,508	31.17%	(32.86)%
Expenses from transactions by the operating segments	(87,061)	(76,054)	(45,526)	14.47%	67.06%
Fees and commissions income	211,778	223,200	218,554	(5.12)%	2.13%
Fees and commissions expenses	(85,700)	(89,405)	(91,424)	(4.14)%	(2.21)%
Total fees and commissions, net	126,078	133,795	127,130	(5.77)%	5.24%
Other operating income(1)	130,140	130,757	129,403	(0.47)%	1.05%
Dividends and net income on equity investments	1,555	1,827	828	(14.89)%	120.65%
Total operating income, net	910,910	754,614	1,052,343	20.71%	(28.29)%
Operating expenses(2)	(645,310)	(620,928)	(577,497)	3.93%	7.52%
Impairment, depreciation and amortization	(61,471)	(55,243)	(54,999)	11.27%	0.44%
Total operating expenses	(706,781)	(676,171)	(632,496)	4.53%	6.91%
Profit before income tax	204,129	78,443	419,847	160.23%	(81.32)%
Segment assets	27,332,834	21,377,205	26,143,629	27.86%	(18.23)%
Segment liabilities	25,018,466	19,469,075	23,635,998	28.50%	(17.63)%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2024 versus 2023
Banking Guatemala's profit before taxes increased to COP 204 billion for 2024 from a profit of COP 78 billion in 2023, due to the reasons described below.

The financial statements expressed in Colombian pesos were affected by the 15.36% depreciation of the Colombian peso against the U.S. dollar during the last year.

Total interest and valuation increased by 8.02% to COP 1,940 billion, due to better interest income generation from the commercial and mortgage portfolios, as well as valuations of debt investments. The loan portfolio expressed in U.S. dollars grew by 7.98%, mainly driven by the increase in the commercial and consumer portfolios.

Net credit impairment charges decreased by 20.98% to COP 395 billion from COP 499 billion in 2023, due to lower provision charges in the consumer portfolio and higher recoveries of written-off loans.

Net fees and commission decreased by 5.77% to COP 126 billion, mainly due to the decline in income from electronic services and ATM fees.

Total operating expenses increased by 4.53% to COP 707 billion, mainly due to increases in bonuses, vacations, and maintenance expenses.

Assets attributable to Banking Guatemala, expressed in Colombian pesos, grew by 27.86% during the year, primarily explained by the depreciation of the Colombian peso against the U.S. dollar, which impacted loans expressed in U.S. dollars. Similarly, liabilities grew by 28.50%, mainly due to the increase in deposits by customers.

Trust:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	61	47	72	29.79%	(34.72)%
Interest income on loans and financial leases	61	47	72	29.79%	(34.72)%
Interest expenses	(192)	(179)	(150)	7.26%	19.33%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(131)	(132)	(78)	(0.76)%	69.23%
Credit impairment charges, net	(554)	(2,893)	(796)	(80.85)%	263.44%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(685)	(3,025)	(874)	(77.36)%	246.11%
Expenses from transactions by the operating segments	(58,498)	(16,518)	(12,658)	254.15%	30.49%
Fees and commissions income	448,854	361,965	318,869	24.00%	13.52%
Fees and commissions expenses	(3,804)	(4,244)	(3,668)	(10.37)%	15.70%
Total fees and commissions, net	445,050	357,721	315,201	24.41%	13.49%
Other operating income(1)	13,737	14,107	14,897	(2.62)%	(5.30)%
Dividends and net income on equity investments	45,558	33,275	2,164	36.91%	1437.66%
Total operating income, net	445,162	385,560	318,730	15.46%	20.97%
Operating expenses(2)	(168,494)	(177,626)	(153,377)	(5.14)%	15.81%
Impairment, depreciation and amortization	(3,000)	(2,218)	(1,630)	35.26%	36.07%
Total operating expenses	(171,494)	(179,844)	(155,007)	(4.64)%	16.02%
Profit before income tax	273,668	205,716	163,723	33.03%	25.65%
Segment assets	719,006	658,547	603,486	9.18%	9.12%
Segment liabilities	153,181	138,171	126,307	10.86%	9.39%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2024 versus 2023

Profit before taxes for the Trust segment increased by 33.03% to COP 274 billion for 2024, from COP 206 billion in 2023, due to the reasons described below.

Net fees and commissions increased by 24.41% to COP 445 billion, mainly driven by higher income from collective investment fund commissions. Total net operating income increased by 15.46% to COP 445 billion.

Total operating expenses decreased by 4.64% to COP 171 billion, mainly due to a 15.82% reduction in personnel expenses, which fell to COP 111 billion as decreases in bonuses and indemnification payments outweighed an increase in administrative and general expenses.

Assets attributable to the Trust segment increased by 9.18% during 2024 to COP 719 billion, due to the performance of investments in associates. Liabilities increased by 10.86% to COP 153 billion, driven by increased accounts payable and provisions.
Investment Banking:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	6	6	4	—%	50.00%
Debt investments	6	6	4	—%	50.00%
Interest expenses	—	(1)	(4)	(100.00)%	(75.00)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	6	5	—	20.00%	100.00%
Credit impairment charges, net	768	(380)	(924)	302.11%	(58.87)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	774	(375)	(924)	306.40%	(59.42)%
Revenues from transactions by the operating segments	7,823	13,949	3,404	(43.92)%	309.78%
Fees and commissions income	69,266	55,917	86,232	23.87%	(35.16)%
Fees and commissions expenses	(115)	(238)	(269)	(51.68)%	(11.52)%
Total fees and commissions, net	69,151	55,679	85,963	24.20%	(35.23)%
Other operating income (expenses)(1)	1,609	(1,011)	671	259.15%	(250.67)%
Dividends and net income on equity investments	(97,585)	(98,512)	8,760	(0.94)%	(1,224.57)%
Total operating income, net	(18,228)	(30,270)	97,874	(39.78)%	(130.93)%
Operating expenses(2)	(55,157)	(49,759)	(47,997)	10.85%	3.67%
Impairment, depreciation and amortization	(89)	(208)	(232)	(57.21)%	(10.34)%
Total operating expenses	(55,246)	(49,967)	(48,229)	10.56%	3.60%
Profit before income tax	(73,474)	(80,237)	49,645	(8.43)%	(261.62)%
Segment assets	1,464,180	1,719,824	2,116,143	(14.86)%	(18.73)%
Segment liabilities	48,620	51,841	80,162	(6.21)%	(35.33)%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2024 versus 2023
The Investment Banking segment posted a smaller loss of COP 73 billion in 2024, down from a loss of COP 80 billion in 2023, due to the reasons described below

Net fees and commissions increased by 24.20% to COP 69 billion, driven by higher commissions in structured financing, financial advisory services, and securities structuring.

The combined loss from dividends and equity investments declined slightly to COP 97 billion from COP 99 billion the previous year, due to higher net income from equity investments. The net operating loss fell 39.78% to COP 18 billion, down from COP 30 billion the previous year.

Total operating expenses increased by 10.56% to COP 55 billion. This increase is largely due to a 22.50% rise in salaries and employee benefits, which rose to COP 47 billion, outweighing a 29.95% decrease in administrative expenses to COP 8 billion.

Assets attributable to Investment Banking decreased by 14.86% to COP 1,464 billion, mainly due to the reduction in associated investments, and joint ventures.

Liabilities attributable to the Investment Banking segment decreased by 6.21% during 2024 to COP 49 billion, due to a decrease in tax liabilities and an increase in employee benefits.

Brokerage:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	44,750	45,875	12,996	(2.45)%	252.99%
Interest income on loans and financial leases	5,327	5,076	511	4.94%	893.35%
Debt investments	37,480	36,538	20,024	2.58%	82.47%
Derivatives, net	(2,463)	(1,747)	658	40.98%	(365.50)%
Liquidity operations, net	4,406	6,008	(8,197)	(26.66)%	173.30%
Interest expenses	(165)	(222)	(104)	(25.68)%	113.46%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	44,585	45,653	12,892	(2.34)%	254.12%
Credit impairment charges, net	—	106	3,133	(100.00)%	(96.62)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	44,585	45,759	16,025	(2.57)%	185.55%
Revenues from transactions by the operating segments	86,150	68,617	53,229	25.55%	28.91%
Fees and commissions income	132,192	103,985	111,366	27.13%	(6.63)%
Fees and commissions expenses	(8,600)	(8,645)	(6,160)	(0.52)%	40.34%
Total fees and commissions, net	123,592	95,340	105,206	29.63%	(9.38)%
Other operating income(1)	7,566	4,737	13,575	59.72%	(65.10)%
Dividends and net income on equity investments	3,622	6,416	(4,314)	(43.55)%	248.73%
Total operating income, net	265,515	220,869	183,721	20.21%	20.22%
Operating expenses(2)	(188,573)	(186,212)	(153,317)	1.27%	21.46%
Impairment, depreciation and amortization	(2,759)	(2,950)	(1,754)	(6.47)%	68.19%
Total operating expenses	(191,332)	(189,162)	(155,071)	1.15%	21.98%
Profit before income tax	74,183	31,707	28,650	133.96%	10.67%
Segment assets	398,066	351,694	326,047	13.19%	7.87%
Segment liabilities	122,213	121,423	106,115	0.65%	14.43%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2024 versus 2023
The Brokerage segment saw profit before taxes increase by 133.96% to COP 74 billion in 2024, up from COP 32 billion in 2023, due to the reasons described below.

Total interest and valuation decreased by 2.45% to COP 45 billion, mainly due to a 26.66% decrease in liquidity operations.

Net fees and commissions increased by 29.63% to COP 124 billion, primarily due to an increase of COP 96 billion in commission income from the management of securities funds and COP 21 billion in brokerage commissions. Total net operating income grew by 20.21% compared to 2023.

Total operating expenses increased by 1.15% to COP 191 billion from COP 189 billion in 2023, mainly driven by an increase to COP 136 billion in salaries and employee benefits.

Assets attributable to the Brokerage segment increased by 13.19% to COP 398 billion, primarily due to an increase in the equity investment portfolio. Liabilities attributable to the Brokerage segment increased by 0.65% during 2024 to COP 122 billion, due to an increase in liabilities from money market operations.

International Banking:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	1,203,838	1,112,171	512,417	8.24%	117.04%
Interest income on loans and financial leases	987,378	940,091	446,028	5.03%	110.77%
Debt investments	116,662	85,091	48,722	37.10%	74.65%
Derivatives, net	(94)	(188)	—	(50.00)%	100.00%
Liquidity operations, net	99,892	87,177	17,667	14.59%	393.45%
Interest expenses	(708,671)	(596,039)	(271,280)	18.90%	119.71%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	495,167	516,132	241,137	(4.06)%	114.04%
Credit impairment charges, net	(91,617)	4,164	25,029	(2,300.22)%	(83.36)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	403,550	520,296	266,166	(22.44)%	95.48%
Revenues from transactions by the operating segments	410,003	415,508	212,049	(1.32)%	95.95%
Fees and commissions income	51,901	47,228	42,021	9.89%	12.39%
Fees and commissions expenses	(10,116)	(11,042)	(8,025)	(8.39)%	37.60%
Total fees and commissions, net	41,785	36,186	33,996	15.47%	6.44%
Other operating income(1)	12,435	16,794	9,954	(25.96)%	68.72%
Dividends and net income on equity investments	25	37	35	(32.43)%	5.71%
Total operating income, net	867,798	988,821	522,200	(12.24)%	89.36%
Operating expenses(2)	(98,570)	(89,219)	(79,814)	10.48%	11.78%
Impairment, depreciation and amortization	(8,016)	(4,259)	(2,626)	88.21%	62.19%
Total operating expenses	(106,586)	(93,478)	(82,440)	14.02%	13.39%
Profit before income tax	761,212	895,343	439,760	(14.98)%	103.60%
Segment assets	35,272,842	30,199,897	35,131,458	16.80%	(14.04)%
Segment liabilities	24,248,959	20,734,521	23,216,118	16.95%	(10.69)%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2024 versus 2023
Profit before taxes for the International Banking segment decreased by 14.98% to COP 761 billion in 2024 from COP 895 billion in 2023, due to the reasons described below.

The financial statements expressed in Colombian pesos were affected by the 15.36% depreciation of the Colombian peso against the U.S. dollar during the last year.

Total interest and valuation on financial instruments increased in Colombian pesos terms by 8.24% to COP 1,204 billion, up from COP 1,112 billion in 2023. This was mainly due to higher interest income from commercial loans and foreign trade financing provided to corporate and medium-sized companies, as well as a higher level of interest income from liquidity operations and investments in debt securities.

Net credit impairment charges rose to COP 92 billion for 2024 from COP (4) billion in 2023, mainly due to higher provision charges for a corporate client whose payment became past due.

Net fees and commissions increased by 15.47% to COP 42 billion, mainly due to a higher volume of transactions by foreign trade clients. Commission expenses decreased due to a reduction in services related to dealer distribution and custody agreement fees.

Total operating expenses increased by 14.02% to COP 106 billion, due to investments in digital transformation and automation of operational capabilities.

Assets attributable to the International Banking segment grew by 16.80% to COP 35,273 billion, primarily due to the growth of the portfolio and the depreciation of the Colombian peso, which impacted loans expressed in U.S. dollars.

All Other:

	Year ended December 31,
				Change	Change
	2024	2023	2022	2024-2023	2023-2022
	In millions of COP
Total interest and valuation on financial instruments	271,648	262,758	113,642	3.38%	131.22%
Interest income on loans and financial leases	274,811	262,075	116,072	4.86%	125.79%
Debt investments	41	683	(2,447)	(94.00)%	127.91%
Derivatives, net	(3,204)	—	—	100.00%	—%
Liquidity operations, net	—	—	17	—%	(100.00)%
Interest expenses	(148,535)	(172,025)	(99,863)	(13.65)%	72.26%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	123,113	90,733	13,779	35.69%	558.49%
Credit impairment charges, net	(53,316)	(57,399)	(29,984)	(7.11)%	91.43%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	69,797	33,334	(16,205)	109.39%	305.70%
Expenses from transactions by the operating segments	(147,264)	(166,086)	(145,942)	(11.33)%	13.80%
Fees and commissions income	36,428	23,986	18,161	51.87%	32.07%
Fees and commissions expenses	(5,330)	(12,910)	(468)	(58.71)%	2,658.55%
Total fees and commissions, net	31,098	11,076	17,693	180.77%	(37.40)%
Other operating income(1)	1,969,552	2,149,826	1,886,750	(8.39)%	13.94%
Dividends and net income on equity investments	257,561	225,049	221,444	14.45%	1.63%
Total operating income, net	2,180,744	2,253,199	1,963,740	(3.22)%	14.74%
Operating expenses(2)	(1,083,199)	(1,093,592)	(857,541)	(0.95)%	27.53%
Impairment, depreciation and amortization	(49,813)	(75,998)	(88,633)	(34.45)%	(14.26)%
Total operating expenses	(1,133,012)	(1,169,590)	(946,174)	(3.13)%	23.61%
Profit before income tax	1,047,732	1,083,609	1,017,566	(3.31)%	6.49%
Segment assets	10,901,576	10,224,734	9,222,529	6.62%	10.87%
Segment liabilities	4,639,406	4,874,547	4,320,836	(4.82)%	12.81%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2024 versus 2023
Profit before taxes for all other segments decreased by 3.31% to COP 1,048 billion in 2024, due to the reasons described below.

Total interest from loan portfolios and financial leasing operations grew by 4.86%, as financial lease payments increased.

Other operating income decreased by 8.39% to COP 1,969 billion from COP 2,150 billion in 2023, associated with a reduction in operating lease payments and real estate asset valuations.

Dividends and net income from equity investments increased by 14.45% to COP 258 billion, due to the better performance of the real estate asset portfolio.

Operating expenses decreased by 3.13% to COP 1,133 billion, mainly due to amortization, depreciation and impairment expenses associated with operating lease assets.

Assets of other segments increased by 6.62% to COP 10,902 billion.

B.LIQUIDITY AND CAPITAL RESOURCES
B.1LIQUIDITY AND FUNDING
Liquid Assets
One of our main principles is to maintain a solid liquidity position. Our Asset-Liability Committee ('ALCO'), has established a minimum level of liquid assets to ensure that each subsidiary always has sufficient liquidity to meet its liabilities without incurring big losses or risking reputational damage.
We seek to maintain in the optimum level of liquid assets to ensure proper operations not only under normal conditions but also under market stress scenarios. We maintained a solid liquidity position in 2024, with high liquidity levels during the second half of the year.
The following table shows the composition of the liquid assets in the last two years:

Liquid Assets (1)	December 31, 2024	December 31, 2023
High quality Liquid Assets (2)
Cash	27,931,834	25,273,317
High quality liquid securities	24,862,860	19,951,771
Other Liquid Assets
Other securities (3)	6,823,145	5,455,735
Total Liquid Assets	59,617,839	50,680,823
(1)Cash and those liquid assets received by the Central Bank for its expansion and contraction monetary operations. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.
(2) High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Central Bank.
(3) Other Securities: Securities issued by financial and corporate entities.
As of December 31, 2024, liquid assets showed a growth of COP 8,937 billion, mainly due to the increase in high-quality liquid securities. This change is a consequence of higher deposits and excess of liquidity, which has been managed through the treasury portfolio with purchases of liquid securities.
We measure liquid assets on a daily basis and compare this result to an objective target set by the Risk Committee. Under this rule, daily liquid assets must be equal to or higher than the target. In the event the limit is not reached, there is a five-day period to increase liquidity levels.

Cash is important to guarantee branch and ATM operations. Our expansion across Colombia requires considerable levels of cash and we monitor cash levels on a daily basis in order to minimize opportunity costs. Additionally, cash is included in the banking reserve established by the Central Bank.
Securities that comprise liquid assets are reviewed by the ALCO when considering our liquidity objective. Even though available-for-sale and held-to-maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that can be posted to the Central Bank as collateral.
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
We believe that the current level of liquidity is adequate and will seek to maintain the solid deposit base and access to alternative sources of funding, such as borrowings from domestic and international development and commercial banks, repurchase agreements, bond issuances, overnight funds and Central Bank funds, considering market conditions, interest rates and the desired maturity profile of liabilities.
Funding Structure
As of December 31, 2024, our liabilities reached COP 327,631 billion, a 7.82% increase compared to December 31, 2023. Liabilities denominated in Colombian pesos increased by 3.75%, and liabilities denominated in U.S. dollars increased by 15.38%. These changes are principally the result of the increase in peso- and dollar-denominated time deposits and peso-denominated savings accounts. However, although dollar-denominated liabilities increased by 15.38%, this change was mainly affected by the depreciation of the Colombian peso against the U.S. dollar (15.36% in 2024).

	As of December 31,
	2024	2023
	In millions of COP
Total funding
Peso-denominated	204,977,765	197,575,174
Dollar-denominated.	122,653,342	106,303,906
Total Liabilities	327,631,107	303,879,080
In 2024, our deposits reached COP 279,059 billion at year-end, an increase of COP 31,118 billion, or 12.55%, compared to 2023. Deposits denominated in Colombian pesos increased by 8.86%, explained mainly by the rise in savings accounts, while deposits denominated in U.S. dollars increased by 20.06% as a result of the growth in time deposits and the effect of exchange rate variations. The ratio of deposits to total assets was 75%, increasing by 267 basis points compared to 2023.

	As of December 31,
	2024	2023
	In millions of COP
Total Deposits	279,059,401	247,941,180
The following table sets forth checking accounts, savings accounts and time deposits as a percentage of our total liabilities for 2024 and 2023:

	2024	2023
Saving accounts	38.1%	35.8%
Time deposits	33.5%	32.5%
Checking accounts	11.6%	11.6%
Other deposits	2.0%	1.7%
Percentage of Total Liabilities	85.2%	81.6%

Our principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts. During 2024, savings accounts and time deposits played an important role in the financing structure of the balance sheet. As inflation continued to decline during 2024, the Central Bank began to gradually reduce its monetary policy rate. As a result, the cost of funds was positively affected due to lower interest rates and the greater weight of savings accounts as a source of funding.
Deposits as a percentage of our total liabilities in 2024 were 85.2%, increasing from 81.6% of total liabilities at year-end 2023.
The ratio of net loans to deposits (including borrowings from commercial banks) was 89.32% at the end of 2024, decreasing from 90.19% at the end of 2023. Net loans and advances to customers rose to COP 263,274 billion in 2024 from COP 237,728 billion in 2023, while deposits were COP 294,748 billion in 2024, an increase of COP 31,159 billion from 2023.

	As of December 31,
	2024	2023
Net Loans to Deposits	89.32%	90.19%
We also fund our operations with borrowings from financial institutions. Nevertheless, the main source of financing during 2024 was savings accounts and time deposits. Additionally, our time deposits and borrowings from financial institutions are linked to different market rates/indexes like the IBR, (a short-term benchmark interest rate of Colombian money market liquidity that reflects the price at which banks are willing to lend or borrow funds from financial market), DTF, IPC1 and SOFR.
Debt instruments in issue
In 2024, we issued USD 1,005 million aggregate of notes distributed as follows: Bancolombia issued notes in amounts of USD 800 million, Banistmo USD 173.2 million, Banagrícola USD 21.3 million and Bancolombia Puerto Rico issued USD 14.7 million. However, a USD 1,320 million bond prepayment was completed during 2024, and so the carrying amount of debt securities in issue decreased by COP 3,388 billion.
As of December 31, 2024, the total outstanding aggregate principal amount of bonds issued was COP 11,725 billion.
The following table shows our debt securities in issue maturity profile:

	2025	2026	2027	2028	2029	2030 and thereafter	Total
	In millions of COP
Debt securities in issue	1,297,811	1,052,776	4,461,862	-	360,713	4,102,054	11,275,216
________________________________________
1The IPC refers to the Consumer Price Index certified by the Colombian statistical bureau ('DANE')

The following table sets forth the components of our liabilities for the years 2024 and 2023:

	As of December,
	2024	% of total funding	2023	% of total funding
	In millions of COP, except percentages
Savings accounts
Peso-denominated	93,938,152	28.7%	83,053,422	27.3%
Dollar-denominated	30,698,842	9.4%	25,917,912	8.5%
Total	124,636,994	38.1%	108,971,334	35.8%
Time deposits
Peso-denominated	60,608,350	18.5%	59,146,972	19.5%
Dollar-denominated	49,152,372	15.0%	39,539,544	13.0%
Total	109,760,722	33.5%	98,686,516	32.5%
Checking accounts
Peso-denominated	20,567,300	6.3%	19,712,279	6.5%
Dollar-denominated	17,466,396	5.3%	15,280,787	5.1%
Total	38,033,696	11.6%	34,993,066	11.6%
Other deposits
Peso-denominated	5,863,094	1.8%	4,336,318	1.4%
Dollar-denominated	764,895	0.2%	953,946	0.3%
Total	6,627,989	2.0%	5,290,264	1.7%
Interbank Deposits
Peso-denominated	—	—%	—	—%
Dollar-denominated	716,493	0.2%	606,141	0.2%
Total	716,493	0.2%	606,141	0.2%
Derivate financial instrument-Liabilities
Peso-denominated	2,642,149	0.8%	6,635,034	2.2%
Dollar-denominated	37,494	0.0%	75,330	0.0%
Total	2,679,643	0.8%	6,710,364	2.2%
Borrowings from other financial institutions (1)
Peso-denominated	5,055,039	1.5%	6,488,331	2.1%
Dollar-denominated	10,634,493	3.3%	9,160,275	3.0%
Total	15,689,532	4.8%	15,648,606	5.1%
Debt securities in issue
Peso-denominated	2,241,026	0.7%	4,097,729	1.3%
Dollar-denominated	9,034,190	2.8%	10,565,847	3.5%
Total	11,275,216	3.5%	14,663,576	4.8%
Repurchase agreements and other similar secured borrowing
Peso-denominated	679,878	0.2%	308,711	0.1%
Dollar-denominated	380,594	0.1%	161,584	0.1%
Total	1,060,472	0.3%	470,295	0.2%
Leases
Peso-denominated	1,141,239	0.4%	1,107,405	0.4%
Dollar-denominated	748,125	0.2%	666,205	0.2%
Total	1,889,364	0.6%	1,773,610	0.6%
Other liabilities
Peso-denominated	12,241,538	3.7%	12,688,973	4.2%
Dollar-denominated	3,019,448	0.9%	3,376,335	1.1%
Total	15,260,986	4.6%	16,065,308	5.3%
Total funding
Peso-denominated	204,977,765	62.6%	197,575,174	65.0%
Dollar-denominated	122,653,342	37.4%	106,303,906	35.0%
Total Liabilities	327,631,107	100.0%	303,879,080	100.0%

(1)Includes borrowings from commercial banks and other non-financial entities.
Consolidated statement of cash flows
The following table shows net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities, for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	In millions of COP
Operating activities	435,895	19,153,084	6,339,438
Investing activities	(559,196)	(159,689)	(4,654,502)
Financing activities	(9,244,376)	(5,430,672)	853,436
(Decrease) / increase in cash and cash equivalents	(9,367,677)	13,562,723	2,538,372
Operating activities
In 2024, operating activities resulted in positive net cash as a result of the increase of COP 18,329 billion in deposits by customers, compared to an increase of COP 17,025 billion in 2023, and COP 33,225 billion of interest received, down from COP 34,702 billion in 2023. The increase in loans and advances to customers and financial institutions was COP 21,622 billion, compared to COP 10,554 billion and COP 37,593 billion in 2023 and 2022, respectively. Interest paid generated a use of cash of COP 14,982 billion in 2024, COP 15,978 billion in 2023 and COP 7,508 billion in 2022. The net change in value of investment securities recognized at fair value through profit and losses was negative by COP 8,401 billion in 2024, compared to 2023 when the net change in value was COP 1,988 billion.
Investing activities
In 2024, we purchased debt securities at amortized cost of COP 2,114 billion, down from COP 3,629 billion in 2023 and COP 4,915 billion in 2022. The proceeds from maturities of debt securities at amortized cost provided cash of COP 1,622 billion in 2024, COP 4,738 in 2023 and COP 4,260 billion in 2022.
Investing activities related to debt instruments at fair value through OCI provided net cash of COP 1,858 billion during 2024 and COP 1,415 billion during 2023. Investing activities related to equity securities and interests in associates and joint ventures used net cash of COP 93,892 billion during 2024, while in 2023 it used COP 106 billion; and investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 1,628 billion, compared with COP 2,226 billion used during 2023, and COP 3,117 billion in 2022.
Financing activities
Proceeds from borrowings from other financial institutions provided COP 9,416 billion in 2024, COP 9,855 billion in 2023 and COP 14,374 billion in 2022. The placement of debt securities in issue provided COP 4,155 billion in 2024, COP 1,781 in 2023 and COP 2,138 in 2022. The repayment of borrowings used COP 10,496 billion in 2024, compared with COP 9,921 used in 2023 and COP 5,874 used in 2022; and the payments of debt securities in issue used COP 9,276 billion during 2024, COP 3,928 billion during 2023 and COP 6,699 billion during 2022. Cash was also used to pay dividends to stockholders in the amount of COP 3,398 billion, while in 2023 and 2022 this amount was COP 3,298 billion and COP 2,310 billion, respectively.
The increase in repurchase agreements provided cash of COP 550 billion, compared with COP 304 billion in 2023 and COP 579 billion used in 2022.
Capital adequacy
Bancolombia and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity attributable to the stockholders of Bancolombia amounted to COP 43,542 billion on December 31, 2024, up 14.32% from COP 38,090 billion on December 31, 2023. This increase is mainly explained by the generation of profits during 2024 and the depreciation of the Colombian peso against the U.S. dollar.

Our capital adequacy ratio on a consolidated basis was 13.75% as of December 31, 2024, up from 13.40% in 2023.

Our capital adequacy ratio was 475 basis points above the minimum 9% required by the Colombian government and the SFC.

The basic capital ratio (Tier 1) was 11.89% and the tangible capital ratio, which is equal to the ratio of the difference between equity and goodwill and intangible assets to tangible assets, was 9.09% at the end of 2024. For a full description of the Bank’s capital adequacy requirements, please see Item 4. Information on the Company – B. Business Overview – B.8 –Supervision and Regulation.

The following table sets forth certain information regarding our consolidated capital adequacy as of December 31, 2024, and 2023:

	As of December 31, 2024	As of December 31, 2023
	In millions of COP, except percentages
Primary capital	45,245,388	39,704,541
Subscribed capital	480,914	480,914
Additional paid-in capital	5,441,658	5,441,658
Financial statements translation adjustment
Legal reserve	14,429,333	14,541,561
Occasional reserves	9,874,876	7,250,712
Non-controlling interest	1,041,807	960,217
Other comprehensive income (loss)	6,642,526	4,065,182
Net income	6,267,744	6,116,936
Retained earnings	1,066,531	847,362
Less:	(10,188,105)	(8,919,345)
Long-term investments
Prior-year losses	(79,590)	(79,587)
Intangibles assets	(9,017,419)	(7,818,125)
Revaluation property, plant and equipment	(340,612)	(350,061)
Other intangibles	(750,484)	(671,572)
Deferred net income tax	—	—
Primary capital (Tier I)	35,057,283	30,785,197
Non-controlling interest
Hybrid bonds	4,669,804	4,283,448
Subordinated bonds	595,442	678,797
Other comprehensive income related to investments at fair value
General provisions	220,519	375,902
Computed secondary capital (Tier II)	5,485,765	5,338,147
Less:	(13,798)	(10,687)
Technical Capital (1)	40,529,249	36,112,657
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	11.89%	11.42%
Secondary capital to risk-weighted assets (Tier II)	1.86%	1.98%
Risk-weighted assets including market risk and operational risk	294,794,366	269,591,211
Technical capital to risk-weighted assets (2)	13.75%	13.40%
(1)Technical capital is the sum of basic and additional capital.
(2)Capital adequacy is technical capital divided by risk weighted assets.

Additionally, Bancolombia's total exposure used to estimate leverage ratio was COP 388,089 billion as of December 2024 and the leverage ratio was 9.03%.

B.2FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES
Our treasury division oversees the sales and trading activities in Bancolombia, Banistmo, Bancoagrícola, Bancolombia Panamá, Bancolombia Puerto Rico, and Bam. We are responsible for the execution of all transactions in domestic and foreign currencies legally authorized in Colombia and in all the countries where we have a presence. These include derivatives transactions, fixed income and indexed securities trading, repurchase or resale transactions, short sales, temporary securities transfers, as well as FX trading.

We ensure oversight of the treasury division's activities through policies regarding the management of liquidity, market, legal, credit and operational risks. Such policies are monitored by the Chief Risk Officer (CRO). To control market and liquidity risks, we set limits intended to keep our exposure levels and losses within certain ranges determined by Bancolombia's Board of Directors. Our investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, except for those related to the liquidity portfolio and over the counter ('OTC') derivatives transactions held by Bancolombia, Banistmo and Bancoagrícola. However, we have defined a policy to classify investments in trading portfolios, structural portfolios and other portfolios that have a specific objective.

Before taking any additional position, our treasury division also verifies, with respect to investments in domestic and in foreign currencies, the availability of funds for investment and each investment’s compatibility with our liquidity structure.
As mentioned in Item 11. Quantitative and Qualitative Disclosure about Market Risk, the market risk stated in the treasury book is measured with value at risk (VaR) metrics, and the position limits are based on the results of these methodologies. We have defined VaR limits that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and also takes advantage of portfolio diversification. In addition to VaR limits, we use stop loss signals, except for GAH, to inform senior management when accumulated losses are close to certain predefined thresholds in the trading book. Moreover, for the options portfolio in Bancolombia, we have set limits based on the sensitivity of the portfolio to the underlying volatility, underlying currency and interest rates.
As part of our operations, we hold cash and cash equivalents primarily in Colombian pesos, U.S. dollars and Guatemalan quetzals. These positions, as well as any other currency position, are determined by the treasury division in connection with our currency risk assessment and management. Specifically, our exposure to FX risk primarily arises from changes in the U.S. dollar/Colombian peso exchange rate. The exposure to currency risk is managed by our Treasury Division. We estimate VaR metrics to manage and limit foreign currency risk exposure across our balance sheet in Bancolombia, Valores Bancolombia, Bancoagrícola, Banistmo and Bam. These limits are supervised daily by our Market Risk Management Office. Our Treasury Division manages a derivative portfolio in Bancolombia and Banistmo, which includes foreign exchange forward transactions with the purpose, among others, of hedging our overall currency exposure.
The Colombian Chief Treasury Officer ('CTO'), centralizes all the reports from the Treasury Directors in the subsidiaries in all geographies in which they are responsible for FX, investment and risk taking.

The Investment Committee is in charge of making decisions associated with the management of the Treasury areas and the CTO. The participants in the Investment Committee, which meets monthly, are: the CTO, the proprietary trading director, the market risk director, the treasury directors from each bank, and the head of each desk in Colombia (fixed income, FX and derivatives). This committee reviews the investment strategy portfolios, profit and loss figures, VaR levels and Benchmark portfolios, based on the framework and risk appetite defined by the Board of Directors.
Performance is evaluated based on the benchmark approved for each treasury, which includes a target position for each asset and limits for every product and market in which the treasury operation can invest. There is a continuous follow up of the portfolios by the Investment Committee.
B.3COMMITMENT FOR CAPITAL EXPENDITURES
See Item 4. Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures.
C.Research and development, patents and licenses, etc
Bancolombia's Innovation Vice Presidency leads investment in new business and internal testing, and runs pilots and proofs of concept ('POCs') of new technologies aimed at creating new opportunities in our industry.

The innovations derived from these activities are protected by the rigorous management of trademarks and copyright, and protection of industrial secrets. To date, there are no outstanding patents or processes to obtain new patents. To date, there are no licensing agreements of our solutions or digital creations.

Bancolombia, through its Research, Development and Innovation Unit, is certified as a highly innovative company by the Ministry of Science, Technology and Innovation of Colombia.
D.Trend information
Credit conditions continue to improve across most of the countries where we operate, amid resilient economic activity, stronger demand, decreasing inflation, and lower borrowing costs. Revenues on a consolidated basis increased on the back of a better credit cycle, the resilience of the aggregate contribution from our Central American operations, and an efficient control on operating expenses. Net interest and valuation income in 2024 increased 16.66%. Even though net interest margin contracted by lower average interest rates, we made significant progress on the risk management of our loan portfolio and our clients experienced better financial conditions, which translated to lower loan-loss provisions and higher net income for shareholders. The evolution of the current monetary policy and the strategies to preserve a strong competitive position in deposits will be key drivers of our performance going forward. The following is a brief discussion of recent trends affecting Bancolombia and the economy.

Loan volume performance
Gross loans and financial leases (before allowance for loans and financial lease losses) increased by 10.04% and totaled COP 279,454 billion in 2024. The depreciation of the Colombian peso against the U.S. dollar during the period was 15.36%, which resulted in a relative distortion of the increase (since 34.01% of total loans are denominated in foreign currency). Without the foreign exchange effect, the balance would have increased by 5.06%.

After financial institutions tightened standards and borrower demand diminished across all loan categories in 2023, there was dynamic, broad-based credit activity in 2024 everywhere that Bancolombia operates, except for Banistmo. Adjusted to local currency, commercial loans increased 11.47%, mortgages 15.15%, consumer loans 2.26% and micro-lending 18.06%.

Loans in Bancolombia expanded by 4.76% last year. Credit originations picked up in the second half of the year, and they are expected to continue to accelerate in light of further interest rate cuts and a better macroeconomic environment. Commercial loans benefited from specific lending programs aimed at enhancing demand. Mortgages presented the highest percentage increase, a result of proactive interest rate reductions and government social housing subsidies that further encouraged loan origination. The consumer portfolio contracted on an annual basis as we continued to reinforce origination policies on unsecured credits to relieve pressure on asset quality.

Loans in Banco Agrícola grew 5.51% in dollar terms last year. Consumer loans saw the highest expansion, surpassing commercial loans as the largest category in the portfolio. This performance reaffirms our strategy of taking advantage of transactional data while obtaining the best risk-adjusted returns. In 2024, the economy in El Salvador was mainly propelled by private consumption, public investment, and exports, bolstered by a surge in foreign demand, higher remittances and enhanced perceptions of the business environment.

The credit portfolio in Banco Agromercantil was up 7.98%. Commercial loans have resumed growth after a contraction in 2023, standing out as the strongest segment in terms of disbursements. Consumer loans also experienced growth, primarily during the second half of 2024, when enhanced risk profiles resulted in better asset quality for new originations. Guatemala's economy has shown resilience, and inflationary pressures have eased significantly, remaining within the central bank's target range. This stability is the legacy of prudent monetary and fiscal policies, which have created a sound economic environment.

Banistmo’s credit portfolio was down 2.35% on an annual basis, when measured in U.S. dollars, decreasing across all loan categories. By prioritizing a sound liquidity position, lower delinquency ratios and profitable margins, Banistmo has favored more restrictive origination policies. Panama has faced important challenges in 2024, and economic growth is projected to contract on an annual basis due to the cessation of significant mining activities. The recovery of GDP growth in 2025 should lead to credit expansion. An improvement in operating conditions and economic recovery should also limit risk buildup.

Foreign-denominated loans increased 6.23% in 2024. The performance of the international loan portfolios of Bancolombia Panama, Puerto Rico, Banco Agromercantil, Banco Agricola and the dollar-denominated loans in Colombia widely outpaced the contraction of the dollar-denominated portfolio of Banistmo on a consolidated basis. An improved environment in the economy, a continued reduction of interest rates and more robust domestic demand across all countries where we operate should enhance loan growth in 2025, both in local and foreign currency and for all banks, on a consolidated basis.

Net interest margin and valuation
The annualized net interest margin ('NIM') on a consolidated basis was 6.85% for 2024, down from 6.99% for 2023.

The Colombian Central Bank maintained a contractionary monetary policy from 2021 until the end of 2023, which led to a spike in our interest income. Conversely, the benchmark interest rate fell 350 basis points in 2024, ending the year at 9.50%. While our credit portfolio grew during the year, interest income declined slightly, as most of our loans have a variable rate and our assets tend to reprice faster than our liabilities. In addition, the weight of consumer loans in our portfolio decreased to 19.99% from 22.10%, contributing to a reduction in margins, declining further on cautious loan originations. The interest on debt instruments in our investment portfolio rose during the year, offsetting to some extent the decline in interest from the loan portfolio.

Interest expenses have declined faster than interest income. First, our strategy on time deposits has allowed us to offset falling loan yields to some extent by focusing on shorter maturity dates and secondly, by reducing interest paid ahead of the central bank rate cuts. Furthermore, sight deposits have gained share, providing a very low cost of financing. Going forward, we will continue managing the sensitivity and duration of our assets and liabilities to mitigate NIM contraction. Customer deposits accounted for 85.2% of our liabilities, offering a cost-competitive and stable source of funding. Likewise, long term debt and loans with banks have decreased proportionally, reducing pressure on funding costs.

Cost of credit
For 2024, the cost of credit was 2.05% of average loans, down from 2.84% posted in 2023. The fall is due to the positive evolution of the credit cycle, which has reduced past-due consumer loans compared to a significant increase in delinquency ratios and provisioning expenses a year earlier. The more favorable macroeconomic environment also allowed us to reduce loan provisions based on our risk models, which contributed to a higher net income. Commercial loans showed a slight deterioration on an annual basis, although signaling quarterly improvements toward the last part of the year. As we navigate through a better credit cycle for individuals and companies, we expect a stabilized cost of risk going forward. We maintain a strong balance sheet, supported by an adequate level of loan loss reserves, reporting a coverage ratio to PDLs (overdue 30 days) of 112.39% at the end of 2024.
.
E.Critical accounting policies and estimates
The preparation of the Consolidated Financial Statements requires our management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.
The material accounting policies, including the policies that include critical accounting estimates and judgments, are described in Note 2.E. to the Consolidated Financial Statements, Material accounting policies, Use of estimates and judgments.
The accounting policies listed below involve a high degree of uncertainty and could have a material impact on the Consolidated Financial Statements:
•Credit risk impairment: The most significant judgments relate to the selection and calibration of the probability of default, loss given default, and exposure at default models, as well as the selection of model inputs and economic forecasts and the likelihood of these economic scenarios. For the collective estimate of expected credit losses, assumptions and judgments include the definition of a significant increase in credit risk, the definition of default, forecasts collateral values, loan maturities and macroeconomic forecasts of variables such as unemployment, GDP and interest rates. In addition, individual expected credit loss models consider assumptions about how a customer’s financial performance and future cash flows may be affected, the customer’s expected future operational and business activity, the ability to generate sufficient cash to pay debt obligations, trends and regulatory changes in the industry in which the customer operates, changes in the value of collateral, the weighting of scenarios used and other internal and external factors. There is a high degree of uncertainty involved in making estimates using assumptions that are highly subjective and sensitive to risk factors. As of December 31, 2024, December 31, 2023, and December 31, 2022, a total of COP 5,413,652, COP 7,461,479 and COP 3,721,353, respectively, of credit impairment charges on loans, advances and financial leases, net, were recorded on the Consolidated Statement of Income. The provision for loan losses for 2024 decreased by 27% compared to the previous year. This decrease is primarily due to a decrease in the provision of credit losses on the consumer portfolio. This is a result of the lending and collection actions that Bancolombia initiated in 2023, which have had positive effects in 2024. Additionally, the reduction in the provision for credit losses due to macroeconomic variables, as a result of the decrease in the interest rate in Colombia, also contributed to the decrease of the provision for loan losses. For further information about the change of the allowance for credit losses from 2023 to 2022, see Note 6 to the Consolidated Financial Statements, Loans and Advances to Customers, Net, Impact of movements in the value of the portfolio and loss allowance by Stage section and Note Risk Management in the Credit Risk section.

•Impairment testing of cash generating units ('CGUs'), including goodwill: The identification of cash-generating units, the allocation of goodwill based on expectations as to which of our business segments will benefit from the business acquisition, the estimation of the future cash flows of the CGUs and the rates used to discount these cash flows are subject to a high degree of uncertainty. As of December 31, 2024, and December 31, 2023, a total of COP 9,017,419 and COP 7,818,125, respectively, of goodwill were recorded on the Consolidated Statement of Financial Position. See Note 2.E.2 to the Consolidated Financial Statements.
•Recognition of digital assets: Determining the appropriate accounting treatment for the digital asset holdings and for the custody of digital assets held by customers involves significant judgment, as there is currently no specific definitive guidance in IFRS or alternative accounting frameworks to account for these transactions. See Note 2.E.3 to the Consolidated Financial Statements.
•Deferred tax and uncertainty over income tax treatments: Due to the changing conditions of the political, social and economic environment, the constant changes in tax legislation and the constant changes in tax principles and interpretations by tax authorities, the determination of the tax bases of deferred tax items involves difficult judgments related to recoverability, which is based on expected future profitability, offsets or tax deductions. As of December 31, 2024, and December 31, 2023, COP 763,757 and COP 685,612, respectively, of deferred tax assets were recorded on the Consolidated Statement of Financial Position. See Note 2.E.4 and 13 to the Consolidated Financial Statements.
•Provisions and contingent liabilities: Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows, including the assumption of the discount rate where the timing of the outflow is greater than 12 months. As of December 31, 2024, and December 31, 2023, COP 439,095 and COP 401,111, respectively, of provisions were recorded on the Consolidated Statement of Financial Position. See Note 2.E.5 to the Consolidated Financial Statements.
•Fair value of assets and liabilities: A variety of valuation techniques are used to determine the fair value of assets and liabilities, some of which involve significant unobservable inputs and are subject to significant uncertainty based on assumptions that would be used in the market to determine the price for assets or liabilities. As of December 31, 2024, and December 31, 2023, a total of COP 39,514,527 and COP 31,459,076, respectively, of assets and COP 2,679,643 and COP 6,710,364, respectively, were recorded in respect of liabilities that have been measured at fair value on a recurring basis in the Consolidated Statement of Financial Position. See Note 2.E.6 to the Consolidated Financial Statements.
•Measurement of employee benefits: The measurement of post-employment and long-term employee benefit obligations involves a number of inputs and is dependent on a number of assumptions about future events, such as discount rate, inflation rate, pension payments and deferred pensions, compensation and mortality. As of December 31, 2024, and December 31, 2023, COP 951,555 and COP 882,954, respectively, of liabilities relating to post-employment benefit and long-term benefit plans were recorded on the Consolidated Statement of Financial Position. See Note 2.E.7 to the Consolidated Financial Statements.
•Transaction price determination: We have fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. See Note 2.E.8 to the Consolidated Financial Statements.
•Leases: The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. As of December 31, 2024, and December 31, 2023, a total of COP 1,757,206 and COP 1,634,045, respectively, of right-of-use assets and COP 1,889,364 and COP 1,773,610, respectively, of lease liabilities were recorded on the Consolidated Statement of Financial Position. See Note 2.E.9 to the Consolidated Financial Statements.
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
As of December 31, 2024, there were no changes in the significant estimates and judgments made by management in applying our accounting policies compared to those applied in the Consolidated Financial Statements for the years ended December 31, 2023, and December 31, 2022.
ITEM 6        Directors, Senior Management and Employees
A.Directors and senior management
The following persons acted as directors and senior managers of Bancolombia:
Directors
•Ricardo Jaramillo Mejía was born in 1972. Mr. Jaramillo holds a degree in civil engineering from Universidad EIA and has an MBA in finance from Boston University's Questrom School of Business. He currently serves as CEO of Grupo de Inversiones Suramericana S.A., the holding company of the Sura–Bancolombia financial conglomerate, where he previously served as Vice President of Business Development and Finance. He also served as CEO, CFO and Project Manager in Banca de Inversión Bancolombia, among other roles in Fiduciaria Bancolombia. He is a member of the board of directors of Suramericana S.A., Sura Asset Management S.A., Grupo Argos S.A., Fundación Sura, Fundación Ideas por la Paz (FIP), Consejo Privado de Competitividad, Fundación Empresarios por la Educación, Medellín Cultural Association, Medellín Philarmonic Orchestra, and the Superior Council of EIA University. Mr. Jaramillo has been a non-independent member of Bancolombia's Board of Directors since his appointment in June 2024 and has also been the Vice Chairman of the Board since September 2024.
•Juan David Escobar Franco was born in 1969. Mr. Escobar has a degree in systems engineering from Universidad Eafit and holds a post-graduate degree in electronic business and an MBA from Tecnológico de Monterrey. He holds a master’s in actuarial science from Georgia State and has studied advanced management at the Kellogg School of Management and digital transformation at the University of Virginia. Mr. Escobar has served as the CEO of Seguros Sura Colombia S.A. since 2018, where he previously served as vice president of insurance and actuarial manager and director of automobile insurance. He is a member of the board of directors of Fasecolda and Corporación Ballet Folclórico de Antioquia. Mr. Escobar has been a non-independent member of Bancolombia's Board of Directors since his appointment in 2020.
•Luis Fernando Restrepo Echavarría was born in 1958. He holds a bachelor’s degree in industrial management from Georgia Institute of Technology and an MBA degree from the University of Chicago. He has been affiliated with The Marmon Group of Chicago and was part of the Leadership Rotational Program in Chicago at The Rego Company (Planning Production and Industrial Engineering), Hammond Organ Company (Financial and Cost Accounting) and Marmom Keystones (Sales). Mr. Restrepo currently serves as CEO of Crystal S.A.S., a company that produces and sells brands such as Gef, Punto Blanco, Baby Fresh and Galax. He is a member of the board of directors of: Etiflex S.A (Litography), Espumas Plásticas S.A.S - Comodisimos, and Proantioquia. He is also a member of the Georgia Tech Advisory Board. Mr. Restrepo has been an independent member of Bancolombia's Board of Directors since his appointment in 2016. He has been the Chairman of the Board since April 26, 2022.
•Andrés Felipe Mejía Cardona was born in 1962. Mr. Mejía holds a degree in economics from the University of Michigan and an MBA from Universidad Eafit. He studied strategic planning at the Universitat de Barcelona, advanced management at the Universidad de los Andes and took part of the EXPRO Program in International Business at CBI Rotterdam, Netherlands. Mr. Mejía has extensive professional experience in foreign trade and international markets. He is CEO of MU Mecanicos Unidos S.A.S., a metal casting company and manufacturer of the Victoria brand. Mr. Mejia has been an independent member of Bancolombia’s Board of Directors since his appointment in 2016.
•Sylvia Escovar Gómez was born in 1961. Ms. Escovar holds a degree in economics from the Universidad de los Andes. She has worked as chief economist of the World Bank´s resident mission in Colombia and was head of the External Credit Division of the National Planning Department ('Departamento Nacional de Planeación' or 'DNP'). She served as Head of the Economic Research Service of the Central Bank, Head of the National Public Policy Evaluation System of the DNP and General Director of FES Leadership Foundation. She was Undersecretary of Education and Undersecretary of Finance of the municipal government of Bogota and previously served as Financial Vice President of Fiducolombia. She served as Chief Executive Officer of Organización Terpel S.A.

from 2012 until 2020 and currently serves as a strategic advisor to its board of directors. She is also a member of the boards of directors of Grupo Energía de Bogotá, Terpel S.A., Geo Park S.A.S. and ETB S.A. Ms. Escovar has been an independent member of Bancolombia's Board of Directors since her appointment in 2020.
•Arturo Condo Tamayo was born in 1967. Mr. Condo holds a doctorate in business strategy and competitiveness from Harvard Business School. He is President of Universidad EARTH, a Costa Rican institution that educates leaders on sustainability in rural areas and in the past has been President of INCAE Business School and Director of the Latin American Center for Competitiveness and Sustainable Development (LACCSD). He has advised multilateral organizations like the IDB and the World Bank. In 2014, he launched Keyword Centroamérica, a strategic information company he chairs. He has been recognized by the World Economic Forum (WEF) as a Young Global Leader (YGL). He is a founding board member of the Global Business Oath Project, which seeks to change the ethical behavior of business leaders. Mr. Condo was also one of the founders and promoters of the Fintech Association of Central America and the Caribbean. He is a member of the boards of directors of Voces Vitales Costa Rica- NGO, Earth Ventures and The Commons Project. Mr. Condo has been an independent member of Bancolombia’s Board of Directors since his appointment in 2016.
•Silvina Vatnick was born in 1959. Ms. Vatnick holds a degree in economics from the University of Buenos Aires and a master’s degree in economics from UCEMA. She also received and MPhil in Macroeconomics and International Finance at Columbia University and completed a Management of Financial Institutions program at New York University. Her career has focused on macroeconomic policy, financial stability, bank and non-bank regulatory issuescorporate governance, access to finance, sustainability, and entrepreneurship. She has a solid technical expertise and a close understanding of the economies of Latin America, and the global economy after a distinguished career at the World Bank. Ms. Vatnick also has extensive experience in Central Banking and the management of financial institutions. She is cofounder and director of Global Outcomes LLC, a strategic advisory firm for companies, governments, and public and private institutions in Latin America and the globally. She has beenAdviser to the U.S. Treasury Department’s Office of Technical Assistance on financial and regulatory stability issues. She is also a member of the Corporate Governance Task Force at the OECD. Ms. Vatnick has been an independent member of Bancolombia’s Board of Directors since her appointment in 2021 and is the audit committee’s financial expert.

For additional information regarding the Board of Directors and its functions, see Item 10 Additional Information – B. Memorandum and Articles of Association – Board of Directors.
Senior Management
•Juan Carlos Mora Uribe was born in 1965. He has been CEO of Bancolombia since May 2016. Prior to his appointment as CEO, he was Vice President for Corporate Innovation and Digital Transformation, a post he held until 2015. He holds a bachelor's degree in business administration (BBA) from Universidad Eafit and an MBA degree from Babson College. Mr. Mora has wide experience in corporate finance and investment banking. Mr. Mora also previously served as Chief Risk Officer, Chief IT Officer, Chief Operating Officer of Bancolombia. He is a member of the boards of directors of Proantioquia, Acumen Latinoamérica, Asociación Nacional de Empresarios Colombianos (ANDI), Asociación Nacional de Instituciones Financieras (ANIF), Asobancaria and also chairs the Comité Universidad Empresa Estado – CUEE.

•Mauricio Rosillo Rojas was born in 1969. He has been the Business Vice President of Bancolombia since December 2023. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, a degree in financial legislation from Universidad de Los Andes, a master’s degree in commercial and economic law from the University of Georgia and additional training in European Community law from the Free University of Brussels. Mr. Rosillo has held several positions in the public and private sectors, including General Secretary of Federación Colombiana de Compañías de Leasing (Fedeleasing), Interim Colombian Superintendency of Cooperatives ('Superintendente de Economia Solidaria encargado), Director of Financial Regulation of the Colombian Ministry of Finance, Supervisor of the Securities Market of the Colombian Securities Exchange and President of the Colombian Self-Regulatory Organization (Autoregulador del Mercado de Valores - AMV). He was the Chief Legal Officer of Bancolombia from December 2008 until September 2019, when he was appointed as Corporate Vice President, a position that he held until his appointment as Business Vice President. As Business Vice President he is responsible for proposing, implementing and controlling strategies aimed at generating value for Bancolombia’s businesses, aiming the consolidation and increase of Bancolombia's leadership in the market, among others.Mr. Rosillo is also a member of the board of directors of certain subsidiaries.

•Julián Mora Gómez was born in 1976. He has been the Corporate Vice President since December 2023. He holds a law degree and a degree in insurance from from Universidad Pontificia Bolivariana in Medellin and an MBA from the EADA Business School. Mr. Mora has held various roles in Bancolombia for more than 20 years, as a lawyer, commercial and regional manager of Fiduciaria Bancolombia, director of industry and trade of Banca de Inversión Bancolombia and CEO of Fiduciaria Bancolombia. He served as Chief Compliance Officer for Bancolombia Group from January 2022 until his appointment as Corporate Vice President. He has also been a Professor in Pontificia Universidad Javeriana in Bogota. As Corporate Vice President he directs and guides the ethical, human, regulatory, reputational and communications management teams. Mr. Mora is also a member of the board of directors of certain subsidiaries.
•Jaime Alberto Villegas Gutierrez was born in 1965. He has been the Vice President of Corporate Services since November 2016. He holds an industrial engineering degree and a graduate degree in finance from Universidad de los Andes. He has worked in the finance, operations and technology department of financial institutions such as Citibank and Standard Chartered Bank, the latter in Colombia, Peru, United Arab Emirates and Singapore. As Corporate Services Vice President he is responsible for supplying corporate, administrative, technological, operational, and project support services to the business units, ensuring the normal development of our activities in Colombia and other countries. Mr. Villegas is also a member of the board of directors of certain subsidiaries.
•Rodrigo Prieto Uribe was born in 1973. He has been Vice President of Corporate Risks since March 2011. He holds a degree in civil engineering from from Universidad EIA and has a master’s degree in economics from Universidad de los Andes and a master’s degree in finance from Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Prieto has held positions in various departments of Bancolombia, including Risk, Investment Banking, Financial Planning, Strategic Planning and Corporate Project Management. He has also been a professor at several universities, including Universidad Eafit, Universidad EIA and Universidad de los Andes. As Vice President of Corporate Risks he is responsible for the design of the Bank's risk management strategy, and formulation of the risk appetite. Mr. Prieto is also a member of the board of directors of certain subsidiaries.
•José Mauricio Rodríguez Ríos was born in 1972. He has been the Vice President of Internal Audit since August 2020. He has more than 25 years of experience in auditing, and has worked for The Bank since 1994. He previously served as Vice President of Internal Audit at Banco Agrícola. Mr. Rodríguez is a Certified Public Accountant from Universidad de Medellín and an IT Technician from Politecnico Colombiano. He also holds an Executive MBA from Centro Universitario Villanueva and a postgraduate degree in Finance from Universidad de Medellín. Mr. Rodríguez is also certified in international risk (CRMA) by IIA – The Institute of Internal Auditors- and is licensed to perform quality assessments (QA). As Vice President for Internal Audit, he is responsible for advising and coordinating the continuous evaluation of the Internal Control System of our companies as well as leading the development of the organizational control culture.
•Cipriano López González was born in 1974. He has been the Vice President of Innovation and Sustainability Vice President since 2019. He holds a mechanical engineering degree from Universidad Pontificia Bolivariana, an MBA degree from the Bordeaux School of Business in France, a master’s in energy, sustainability and circular economy from the Polytechnic of Milan, and has participated in complementary executive programs at Harvard, Stanford and the Wharton Business School. He has previously worked at SAB-Miller Group as negotiating director, DANONE Group as head of the cereal products category for Europe, and at L’Oreal in France and Spain. From 2010 to 2018 he was CEO of Haceb Industries S.A., where he led the innovation and digital transformation process, developing new businesses, alliances and a customer-centric culture. As Vice President of Innovation and Sustainability, he is responsible for enabling the implementation of innovation, sustainability, new ventures, social impact strategies and alliances in all regions where we operate.

•Claudia Echavarría Uribe was born in 1979. She has served as Legal Vice President and General Counsel since December 2019. She is a lawyer from Universidad Pontificia Bolivariana, has a Master of Laws degree from Columbia University Law School and is a member of the New York Bar. She was the corporate vice president and the general counsel of Almacenes Exito S.A. and held different positions in the legal department of Bancolombia and in Banca de Inversion Bancolombia between 2004 and 2015. As Legal Vice President, she is responsible for orienting and establishing Bancolombia's legal policies, taking into account the corporate and legal framework, in order to identify, manage and mitigate legal risks. Ms. Echavarría is also a member of the board of directors of certain subsidiaries.
•Mauricio Botero Wolff was born in 1978. He has been Bancolombia's Vice President of Strategy and Finance since August 2024. He holds a degree in administrative engineering from Universidad EIA, a postgraduate degree in economics from Universidad de Los Andes, and an MBA from Emory University, which he completed as a

Fulbright scholar. He has held different positions in Bancolombia, including as a Corporate Trader in the Treasury department, Investor Relations Manager, Acquisitions Integration Manager and Corporate Projects Manager. He became Vice President of Administrative Services in 2016, a position that became the Vice President of Customer and Employee Services in 2022. As Vice President of Strategy and Finance, he is responsible for directing and integrating the formulation and execution of the corporate strategy and the financial and treasury management, for our companies and businesses in all geographies. Mr. Botero is also a member of the board of directors of certain subsidiaries.
Jose Humberto Acosta, who held the position of Financial Vice President until July 30, 2024, presented his resignation upon reaching retirement age, which was accepted by the Board of Directors.
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
B.Compensation of Directors and Officers
In 2024, Bancolombia paid each member of the Board of Directors who resides in Colombia a fee of COP 13.42 million per month for membership of the Board, and another fee of COP 13.42 million per month for membership and participating in at least one meeting for each Support Committee.
In 2024, Bancolombia paid each member of the Board of Directors who does not reside in Colombia a fee of USD 3.336 per month for membership of the Board, and another fee of USD 3.336 for membership and participating in at least one meeting for each Support Committee. In addition, they receive an allowance of USD 278 per day when they travel.
In accordance with the current policy, 70% of directors’ fees are paid in cash each month and the remaining 30% is paid through a contribution to a fund that invests in Bancolombia shares. Directors can withdraw money from the fund two years after the respective contribution is made.
The directors received no other compensation or benefits, and there is no stock option plan for them.
The Board maintains a Designation, Compensation and Development Committee, which consists of three Board members, supports the Board in matters related to the selection, appointment, hiring, and remuneration policies for senior management officers and other matters related to Bancolombia's remuneration model.
The Board of Directors approves any salary increases for the Chief Executive Officer of Bancolombia and salary policies for other employees.
Consistent with Colombian law, Bancolombia does not publish information regarding the compensation of its individual officers. The aggregate amount of remuneration paid by Bancolombia to senior management during the fiscal year ended December 31, 2024, is disclosed in Note 28. Related party transactions of consolidated financial statements.
Bancolombia has an incentive plan that awards bonuses annually or semi-annually to its employees. In determining the amount of any bonuses, Bancolombia takes into consideration the overall return on equity of Bancolombia and its executives’ achievement of established goals. Bonuses are paid in cash and through an investment fund that invests in Bancolombia shares. Employees can withdraw from the fund three years following the respective contributions are made.

C.Board Practices
The following table reflects the composition of the Board of Directors of Bancolombia as of March 28, 2025

Name	Elected to the Board	Term Expires
Luis Fernando Restrepo Echavarría	2016	2026
Andrés Felipe Mejía Cardona	2016	2026
Arturo Condo Tamayo	2016	2026
Juan David Escobar Franco	2020	2026
Sylvia Escovar Gómez	2020	2026
Silvina Vatnick	2021	2026
Ricardo Jaramillo Mejía	2024	2026

Luis Fernando Restrepo Echavarría, Andres Felipe Mejía Cardona, Sylvia Escovar Gomez, Arturo Condo Tamayo and Silvina Vatnick are independent directors in accordance with Bancolombia's bylaws, Colombian laws and NYSE standards. Consequently, the majority of the Board of Directors is composed of independent directors. Neither Bancolombia nor its subsidiaries have any type of agreement with Bancolombia's directors providing for benefits upon termination of their term.
The following are the current terms of office and the period served for members of senior management. There are no defined expiration terms. The members of senior management can be removed by the Board of Directors.

Name	Period Served
President
Juan Carlos Mora Uribe	Since 2016
Vice Presidents
Mauricio Rosillo Rojas	Since 2008
Julián Mora Gómez	Since 2023
Jaime Alberto Villegas Gutierrez	Since 2016
Rodrigo Prieto Uribe	Since 2011
Jose Mauricio Rodriguez Rios	Since 2021
Cipriano Lopez Gonzalez	Since 2019
Claudia Echavarría Uribe	Since 2019
Mauricio Botero Wolff	Since 2024
For further information about Bancolombia’s corporate governance practices please see Item 16. Reserved – B. Corporate Governance and Code of Ethics.
Audit committee
Bancolombia’s Board of Directors, in compliance with Colombian banking regulations, maintains an Audit Committee that is currently comprised of three (3) members of which at least three (3) must be independent directors. The current members of the Audit Committee are Arturo Condo Tamayo, Andrés Felipe Mejia Cardona and Silvina Vatnick. The Board of Directors re-elected them as members of the Audit Committee on September 24, 2024. Each of them serves as an independent member of the Board of Directors.
Pursuant to the applicable U.S. regulations for foreign private issuers, Ms. Silvina Vatnick has served as the financial expert of the Audit Committee since May 2021, replacing Sylvia Escovar Gomez. In addition, the Committee has an independent advisor and expert in financial reporting and auditing matters, who provides advice to the Committee on such matters. Arturo Condo Tamayo serves as a cybersecurity expert.
For a broader description of the experience and qualifications of Mr. Condo Tamayo, Mr. Mejia Cardona and Ms.Vatnick, see Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.

This Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The main purpose of this Committee is to support the Board of Directors by overseeing the effectiveness of Bancolombia's internal controls. Other specific responsibilities of the Committee include:
(i) overseeing the integrity of the financial statements, financial reporting process and systems of internal accounting and financial controls.
(ii) proposing external auditor candidates to the Board of Directors and the Shareholder´s General Meeting, and evaluating their qualifications and independence.
(iii) reviewing with management and external auditors the annual and interim financial statements and reporting the results to the Board of Directors.
(iv) approving the annual internal audit plan and its modifications.
(v) approving the annual budget, overseeing the activities and evaluating the performance of the Internal Auditor, who reports directly to the audit committee.
(vi) receiving and reviewing reports issued by internal and external auditors.
(vii) evaluating the design and implementation of programs and controls aimed to prevent, detect and adequately manage risks related to internal fraud and misconduct.
(viii) being informed about relevant fraud and misconduct cases related to Bancolombia's employees.
(ix) taking measures in cases of fraud that could affect the quality of the financial information.
(x) reviewing non-recurrent operations with related parties, according to the Good Governance Code.
(xi) evaluating and advising the potential conflicts of interests of directors and members of senior management.
(xii) monitoring compliance with ESG commitments and the closing of identified gaps.
Further, the Internal Auditor of Bancolombia and the Compliance Officer report to the Audit Committee. Likewise, Bancolombia has an Ethics Committee that reports to the Audit Committee and is in charge of defining general policy issues and giving guidelines on ethics, conduct and integrity, as well as defining corporate positions in the face of difficult ethical dilemmas. From time to time, the Audit Committee may be informed of diagnostic studies of the ethical culture in Bancolombia.
The Audit Committee meets and reports to the Board of Directors at least monthly and must present an annual report of its activities at the General Shareholders’ Meeting. The Committee met 16 times during 2024.
The shareholders establish the remuneration of the members of the Audit Committee in their general meeting.
Designation, Compensation and Development Committee
This committee is composed of three (3) members of which at least two (2) must be independent directors, who are elected by the Board itself. The Manager of Human Resources of Bancolombia acts as secretary of this Committee.
The Designation, Compensation and Development Committee has a charter approved by the Board of Directors that governs matters such as its composition and meeting invitees, and the roles, responsibilities and internal rules of the Committee.
The Designation, Compensation and Development Committee supports the Board of Directors in matters related to the appointment, hiring, remuneration and compensation policies for senior management officers and other matters related to Bancolombia's remuneration model.
The duties of the Designation, Compensation and Development Committee are:

(i) proposing to the Board of Directors the succession policy for the senior management of Bancolombia.
(ii) evaluating and proposing to the Board of Directors candidates for the positions of CEO and Corporate Vice Presidents of Bancolombia.
(iii) proposing to the Board of Directors the remuneration policy for the senior management of Bancolombia. When the remuneration policy for Bancolombia's senior management includes a variable component linked to Bancolombia shares, it shall be submitted for approval by the General Assembly of Shareholders.
(iv) supervising compliance with the policies on appointment, remuneration, and succession of key executives of The Bank.
(v) periodically reviewing the remuneration programs for senior management and proposing updates as appropriate.
(vi) presenting to the Board of Directors proposals for corporate human management policies within its competence, such as annual salary increases, non-traditional work schemes, inclusion policies, among others.
(vii) addressing any other matters related to the appointment and remuneration of key executives.
The members of the Designation, Compensation and Development Committee are Ricardo Jaramillo Mejía, Luis Fernando Restrepo Echavarria and Sylvia Escovar Gómez. The committee met twice during 2024.
The shareholders establish the remuneration of the members of the Committee at the ordinary General Shareholders' Meeting.
Good Governance Committee
The Good Governance Committee is composed of three (3) members of the Board of Directors, of which at least two (2) must be independent directors. Bancolombia’s CEO attends this committee on a permanent basis.
The Good Governance Committee has a charter approved by the Board of Directors that governs matters such as its composition and meeting invitees, and the roles, responsibilities and internal rules of the Committee.
The purpose of this Committee is to assist the Board of Directors in overseeing compliance with corporate governance policies, reviewing changes to the policies, and monitoring the results of good governance assessments. The Committee also evaluates the qualifications, compatibility and independence of candidates to join the Board of Directors, as well as the selection criteria, and informs shareholders of the results of this procedure prior to the General Shareholders Meeting. The Committee prepares the calendar of meetings of the Board of Directors and makes recommendations for the agenda.
This Committee also supports the Board of Directors in cases related to the implementation of succession policies of the Board of Directors and its remuneration.
The members of the Good Governance Committee are Arturo Condo Tamayo, Sylvia Escovar Gómez and Luis Fernando Restrepo Echavarria. The committee met six times in 2024.
The shareholders establish the remuneration of the members of the Committee at the ordinary General Shareholders' Meeting.
Risk Committee
Bancolombia’s Risk Committee consists of three (3) members of the Board of Directors, of which at least two (2) must be independent directors.
The Risk Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and activities.
The main purpose of this Committee is to support the approval, follow-up and control of policies, guidelines and strategies for risk management. In addition, this Committee supports Bancolombia's Board of Directors in matters such as knowledge and understanding of the risks assumed by Bancolombia and the monitoring of its risk appetite, including its subsidiaries, and the capital required to administer such risks.

Among other responsibilities, the Risk Committee supports the Board of Directors in verifying compliance with general exposure and concentration limits, the risk governance structure, and strategies for managing risks, capital, liquidity, and conflicts of interest and their disclosure.
The Committee advises the Board of Directors on risk culture, including the attitudes and behaviors of employees that influence risk management.
The Committee also oversees risks related to sustainability, for example, climate risks, and supports the Board of Directors in the discussion, management and oversight of these risks.
The members of the Risk Committee are Andrés Felipe Mejía Cardona, Juan David Escobar Franco and Silvina Vatnick. The Risk Committee meets monthly and met twelve times in 2024.
The shareholders establish the remuneration of the members of the Committee at the ordinary General Shareholders' Meeting.

Technology and Cybersecurity Committee

Bancolombia's Technology and Cybersecurity Committee consists of at least three (3) members of the Board of Directors, of which at least one must be an expert on cybersecurity matters.

The Technology and Cybersecurity Committee has a charter approved by the Board of Directors which establishes its composition, organization, objectives, duties, responsibilities and activities.
The main purpose of this Committee is to support the Board of Directors in technology and cybersecurity strategy, oversight and governance. The Committee also enhances the Board’s knowledge of technology trends and Bancolombia’s technological operations. The Committee also must stay informed about significant cybersecurity or technology events and supports the Board of Directors in preventing and mitigating channel unavailability events. It also periodically analyzes reports presented by senior management on technology and cybersecurity risk exposure, as well as substantial changes in exposure, compliance with tolerance levels, and the mitigation and management measures adopted.

The members of the Technology and Cybersecurity Committee are Arturo Condo Tamayo, Silvina Vatnick, Andrés Felipe Mejía Cardona and Juan David Escobar Franco. The Committee met four times in 2024.
The shareholders establish the remuneration of the members of the Committee at the shareholders' general meeting.

For further information about our corporate governance practices, please see Item 16. Reserved – B. Corporate Governance and Code of Ethics.
D.EMPLOYEES
The following table sets forth the number of our employees for the last three fiscal years:

As of December 31,	Total number of employees (Bancolombia and its consolidated subsidiaries)
2024	34,114
2023	34,756
2022	33,140

The following table sets forth the number of our employees for 2024:

Bancolombia and its consolidated subsidiaries
Company	Number of employees
Bancolombia S.A, Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversión (Colombia)	23,113
Banco Agrícola (El Salvador)	3,079
Banistmo (Panamá)	2,326
Bancolombia Panamá and Puerto Rico	181
BAM (Guatemala)	3,691
Subtotal	32,390
Others consolidated subsidiaries	1,724
Total Bancolombia and its consolidated subsidiaries	34,114
As of December 31, 2024, we had 34,114 employees; approximately 72.8% are located in Colombia, 9% in El Salvador, 10.8% in Guatemala, and 7.4% in Panama, Puerto Rico and the United States. Of the total, 47.3% are operational personnel and 52.7% are professional or managerial employees.

Companies with active union membership are Bancolombia, Valores Bancolombia, Banca de Inversión Bancolombia, and Fiduciaria Bancolombia. The trade union density is 41.6% in these companies. In line with our Social Dialogue Model, our Collective Bargaining Agreement (CBA) is effective from November 2023 until October 2026 for all operating personnel, regardless of whether they are union members. The CBA coverage rate is 48% of the total employees in those companies.

Five trade unions submitted independent lists of petitions requesting the intervention of arbitral tribunals to solve pending pleas. However, the CBA reached with the more representative unions (Uneb and Sintrabancol) applies to all operating personnel of other unions.

During 2024, we employed an average of 255 persons per month through temporary employment agencies.

We offer benefits to our employees and their families. In 2024, these benefits included loans, savings programs, insurance, psychological support, and financial advice, in addition to personal development benefits, with an investment of more than USD 256 million and covering nearly 100% of the workforce.
E.Share Ownership
The following director owned common shares in Bancolombia on December 31, 2024: Juan David Escobar Franco.
None of the directors or members of senior management owned preferred shares in Bancolombia on December 31, 2024.
None of the directors or members of senior management owned shareholdings, individually or in the aggregate, exceeding 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.
As of December 31, 2024, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share-based payments to any employee.
F.Disclosure of a registrant's action to recover erroneously awarded compensation
Pursuant to Section 303A.14 of the NYSE Listed Company Manual (Erroneously Awarded Compensation), each listed issuer that does not qualify for an exemption set forth in the rule was required to adopt a recovery policy by December 1, 2023. Complying with the rule, the Board of Directors of Bancolombia approved the implementation of a Recovery Policy (or Clawback Policy) on November 20, 2023.
Bancolombia was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to its compensation recovery policy, nor was there any outstanding balance at the end of 2024 of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.
ITEM 7           Major Stockholders and Related Party Transactions

A.Major stockholders
In accordance with Bancolombia's bylaws, there are two classes of authorized and outstanding stock: common shares and preferred shares. Each common share entitles its holder to one vote at meetings of our stockholders, and there are no differences in the voting rights conferred by any of the common shares. Under Bancolombia's bylaws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADSs) have no voting rights, other than in limited circumstances as described in Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares.

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of December 31, 2024. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares (1)
Grupo de Inversiones Suramericana S.A (2)	235,012,336	—	46.11%	— %	24.43%
ADR Program	—	122,163,696	— %	27.02%	12.70%
Fondo Bursátil ISHARES MSCI COLCAP	18,515,507	32,847,367	3.63%	7.27%	5.34%
Fondo de Pensiones Obligatorias Porvenir Moderado	41,754,723	8,940,845	8.19%	1.98%	5.27%
(1)Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the bylaws of Bancolombia filed as Exhibit 1 to this Annual Report
(2)Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá
S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of December 31, 2024, a total of 509,704,584 common shares and 452,122,416 preferred shares were registered in our stockholder registry in the name of 43,522 stockholders. A total of 122,163,696 representing 27.02% of preferred shares were part of the ADR Program and were held by 34 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the ADR program decreased as a percentage of our total ownership, from 13.56% on December 31, 2023, to 12.70% by the end of December 2024. Fondo de Pensiones Obligatorias Porvenir Moderado, a Colombian private pension fund manager, decreased its total ownership percentage to 5.27% as of December 31, 2024, from 5.49% as of December 31, 2023. Finally, Fondo de Pensiones Obligatorias Protección Moderado, another Colombian private pension fund manager, decreased its ownership percentage to 4.68% as of December 31, 2024, from 5.12% as of December 31, 2023.

There are no other significant changes in the percentage of ownership held by major shareholders during the last year.

There are no arrangements known to Bancolombia that may at a subsequent date result in a change in control of the company. To the extent known to Bancolombia, and in accordance with Colombian law, Bancolombia is not directly or indirectly owned or controlled by any other entity or person. For further information on corporate structure changes see Recent Developments section of Item 4.A.
.
B.RELATED PARTY TRANSACTIONS
Our Good Governance Code provides that in no event may any transaction regarding Bancolombia's shares that is carried out by any officer, director or manager be executed for speculative purposes, which would be presumed if the following three conditions were met:

(a) if suspiciously short lapses of time exist between the purchase and the sale of shares;

(b) if situations arise proving to be exceptionally favorable for Bancolombia;
(c) if significant profits are obtained from this transaction.
All transactions that we enter into with our directors, officers and senior management are subject to the limitations and conditions set forth by the applicable law governing the prevention, handling and resolution of conflicts of interest.
Over time, Bancolombia has granted loans and engaged in other transactions with related parties. Such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and required collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability, and do not present any additional unfavorable terms for Bancolombia.
On a non-consolidated basis, Bancolombia had a total amount of COP 2,470,820 million in loans outstanding to related parties as of February 28, 2025. The principal amounts outstanding as of February 28, 2025, included in this amount are:

Entity	Amount outstanding	Accrued Interest	Average Interest rate
	In millions of COP, except percentages
Subsidiaries Grupo Sura	2,323,374	37,129	12.19%
For additional information regarding Bancolombia's related party transactions, please see Note 28. Related party transactions to the Consolidated Financial Statements.
C.Interest of Experts and Counsel
Not applicable.
ITEM 8         FINANCIAL INFORMATION
A.CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION
A.1CONSOLIDATED FINANCIAL STATEMENTS
Reference is made to pages F-1 through F-209.
A.2Legal Proceedings
We are involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see Note 21.2 - Provisions and Contingent Liabilities to the Consolidated Financial Statements.
A.3Dividend Policy
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
The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of Bancolombia’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares (for more information, see Item 10. Additional Information – B. Memorandum and Articles of Association); and (iii) third, as may be determined in the ordinary annual stockholders’ meeting by the vote of the holders of a majority of the shares entitled to vote.

The proposal for the distribution of profits of the Board of Directors will seek to maintain an adequate capital structure and an optimal level of solvency to meet the expected growth of the business, maintaining prudent standards above regulatory levels.

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash dividends per share(1)(2)	Cash dividends per share(1)(3)
	(COP)	(U.S.dollars)
2024	3,900	0.943
2023	3,536	0.899
2022	3,536	0.735
2021	3,120	0.831
2020	260	0.071
(1)Includes common shares and preferred shares.
(2)Cash dividends for 2024,will be paid in a single payment on April 1, 2025.
(3)Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared in March. In 2024, the amount were converted from pesos at the representative market rate at the end of February.
B.SIGNIFICANT CHANGES
There have not been any significant changes since the date of the annual Consolidated Financial Statements included in this document.
ITEM 9        THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS
Bancolombia’s ADSs, each representing four preferred shares, have been listed on the NYSE since 1995, where they are traded under the symbol 'CIB'. Bancolombia’s preferred shares are also listed on the Colombian Securities Exchange.
ADRs evidencing ADSs are issuable by The Bank of New York Mellon (the 'Depositary'), as Depositary, pursuant to the Deposit Agreement, dated July 25, 1995, entered into by Bancolombia, the Depositary, the owners of ADSs from time to time and the owners and beneficial owners from time to time of ADSs, pursuant to which the ADSs are issued (as amended, the 'Deposit Agreement'). The Deposit Agreement was amended and restated on January 14, 2008. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiduciaria Bancolombia, as agent of the Depositary, currently located at Carrera 48, No. 26 - 85, Medellin, Colombia or Carrera 11 No. 91-42, Bogota, Colombia. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.
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
On May 14, 2007, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares and rights to subscribe for preferred shares in connection with the subsequent offerings which took place in the second and third quarter of 2007. On January 14, 2008, by filing Form F-6 with the SEC, Bancolombia increased the amount of its ADR program up to 400,000,000 American Depositary Shares and registered some amendments to the Depositary Agreement of ADSs between Bancolombia and The Bank of New York Mellon. On July 13, 2010, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt instruments, preferred shares, American Depositary Shares representing preferred shares and rights to subscribe for preferred shares in connection with the subsequent offering of subordinated debt instruments, which took place on July 19, 2010. On February 6, 2012, Bancolombia priced a public offer of 63,999,997 preferred shares, which represented an aggregate amount of approximately COP 1,680 billion. On March 3, 2014,

Bancolombia priced a public offer of 110,000,000 preferred shares, which represented an aggregate amount of approximately COP 2,656 billion.
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
B.Plan of Distribution
Not applicable.
C.MARKETS
The Colombian Securities Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2024, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Securities Exchange was COP 15,906 billion. (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 35,071 billion or USD 7.95 billion as of the same date.)

There are no official market makers or independent specialists on the Colombian Securities Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Securities Exchange, as of December 31, 2024, was COP 320,568 billion (USD 72,705 billion), with 74 companies listed as of that date.

On December 11, 2024, Bancolombia announced that the Colombian Securities Exchange ('BVC') authorized the indefinite renewal of its liquidity program in Colombia for its ordinary and preferred shares, under a contract with Credicorp Capital Colombia. This program seeks to increase the number of transactions involving Bancolombia's shares through purchase and sale orders entered by Credicorp Capital Colombia in the stock market, enabling price formation. These mechanisms contribute to promoting liquidity and mitigating volatility in stock trading, facilitating market entry and exit mechanisms for investors.

D.Selling Stockholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10      ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and articles of association
Set forth below is certain information concerning Bancolombia’s capital stock and a brief summary of certain significant provisions of Bancolombia’s bylaws and Colombian corporate law. This description does not purport to be complete and is qualified by reference to Bancolombia’s bylaws (an English translation of which is attached as Exhibit 1 to this Annual Report) and to Colombian corporate law.

Bancolombia’s Corporate Purpose
Pursuant to Article 3 of its bylaws, Bancolombia’s corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, Bancolombia may carry out all the activities and investments authorized to banks. Bancolombia is also authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.
Board of Directors
As of the date of filing of this Annual Report, Bancolombia’s Board of Directors is composed of seven directors, elected for a two-year term, with no alternate directors. For additional information regarding Bancolombia’s current directors please see Item 6.A, Directors and Senior Management.
After being designated, all of the members of the Board of Directors need an authorization from the SFC. The SFC assesses whether the director has an adequate profile for the position according to the requirements under Colombian Law.
According to Decree 3923 of 2006, the election of independent directors must be in a separate ballot from the ballot to elect the rest of the directors, unless reaching the minimum number of independent directors required by law or by the bylaws is assured, or when there is only one list that includes the minimum number of required independent directors. According to Law 964 of 2005, 25% of the members of the Board of Directors shall be independent. An independent director is a director who is NOT:
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
(iv) an employee or director of a foundation, association or institution that receives significant donations from the issuer. The term 'significant donations' is quantified as being twenty percent (20%) or more of the total amount of donations received by the respective institution;
(v) an administrator of any entity on whose board of directors a legal representative of the issuer participates
(vi) any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors.
The Good Governance Code, aiming to strengthen the independence of the Board, establishes the following criteria to qualify a director as non-independent:
i.Employees or managers of Bancolombia or of any of its affiliates, subsidiaries or controllers, or former employees or managers of Bancolombia or of any of its affiliates, subsidiaries or controllers, during the two-year period immediately prior to the appointment, except in the case of the re-election of an independent person.
ii.Any of the following persons: (a) the relevant shareholders (b) any person that determines the majority composition of Bancolombia's administrative or management bodies.
iii.Shareholders, employees or advisers to shareholders, who directly or through an agreement, direct, guide or control more than ten percent (10%) of the voting rights of the entity or determine the majority of the entity´s administrative, management or control bodies.
iv.Partners or employees of associations or companies that provide services or other concepts, or receive payments from Bancolombia Group, for: (i) an amount greater than the equivalent to US $ 250,000 or corresponding to two percent

(2%) or more of the total income of the applicable association or company (whichever is higher) for the last three years, or (ii) when the income for said association or company represents a value corresponding to twenty percent (20%) or more of the association or company´s operating income for the prior year.
v.Partners or employees of legal entities or similar (e.g. trusts) that have made payments to Bancolombia or its affiliates, subsidiaries or controllers, for a value greater than US $1 Million or corresponding to two percent (2%) of the total income of the respective company or association (whichever is higher) in the last three years, except for interest payments or financial services rendered by Bancolombia or its subsidiaries in the ordinary course of business.
vi.Employees or directors of legal entities or similar (e.g., trusts) that receive significant donations from Bancolombia, or from individuals or corporate entities that own shares of Bancolombia that represent zero point five percent (0.5%) or more of the voting rights of Bancolombia. A donation will be considered significant when it represents more than twenty percent (20%) of donations received by the employee, director of the non-profit entity, association or society.
vii.Directors, senior management or key executives of an entity whose board of directors includes a legal representative of Bancolombia.
viii.People who receive from the Bancolombia Group any remuneration other than fees as members of the Board of Directors, the audit committee or any other committee created by the Board of Directors, or who have received remuneration for an amount greater than U.S. $120,000 for 12 months, in the last three years, other than payments for being a member of the Board of Directors or a Board committee.
ix.Current partners or employees, or individuals who were, within the past three years, partners or employees of the external auditors.
x.Directors, senior management or key executives or legal representatives of another entity with respect to which any of the current Directors, senior management or key executives or representatives of Bancolombia is a member of the compensation committee.
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
The directors of Bancolombia must abstain from participating, directly or through an intermediary, on their own behalf or on behalf of a third party, in activities that may compete against Bancolombia or in conflict-of-interest transactions that may generate a conflict of interest situation. When a director finds that in the exercise of their duties they may be faced with a conflict of interest, they or any other director aware of the potential conflict, shall immediately inform the other members of the Board of Directors. The director in a conflict situation shall, in any event, refrain from discussing and deciding on the matter giving rise to the conflict of interest; and the Board shall deliberate and decide without the participation of the directors in conflict if they are not required to form the quorum required to deliberate and decide. Otherwise, the dispute will be submitted to the competent body according to the regulations, including special regulations for financial conglomerates.
Pursuant to the bylaws of Bancolombia, the Board of Directors has the power to authorize the execution of any agreement, within the corporate purpose of Bancolombia, and to adopt the necessary measures in order for Bancolombia to accomplish its purpose, except for agreements that, by law, can only be authorized at the Shareholders’ Meeting. Furthermore, the Board of Directors must authorize certain transactions such as the issuance of Bancolombia’s bonds or common shares up to the total amount of authorized capital stock.
With respect to the appointment of directors of the other companies of Bancolombia Group, the Good Governance Code establishes that Bancolombia's CEO, with the support of the Corporate Vice Presidents, is responsible for appointing the nominees as members of the board of directors of the companies that are part of Bancolombia Group.

Description of Share Rights, Preferences and Restrictions
Bancolombia’s bylaws provide for an authorized capital stock of COP 700 billion divided into 1,400,000,000 shares of a par value of COP 500 each, which must belong to one of the following classes: (i) common shares, (ii) privileged shares; and (iii) preferred shares. Pursuant to Articles 5 and 8 of the bylaws, all shares issued shall have the same nominal value.
As of December 31, 2024, Bancolombia had 509,704,584 common shares and 452,122,416 preferred shares outstanding and a shareholders’ equity of COP 43.54 trillion divided into 961,827,000 shares.
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
Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes:
(i) to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year
(ii) to review the annual report prepared by the external auditor
(iii) to determine the compensation for the members of the Board of Directors, and the external auditor every two years
(iv) to elect, every two years, the members of the Board of Directors, the external auditor and the financial consumer representative ('defensor del consumidor financiero'). The financial consumer representative's primary duty is to solve the individual complaints submitted by clients and users and serve as their spokesman
(v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.
Extraordinary general shareholders’ meetings may take place when duly called for a specified purpose or purposes. The general shareholders' meeting may validly meet without prior notice, when holders representing all outstanding shares are duly represented at the meeting.
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
In addition, according to Bancolombia's bylaws, two or more shareholders representing at least 10% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary meetings and extraordinary meetings shall be issued by means of a notice published in at least one widely circulating newspaper in Bancolombia's principal place of business. For meetings at which year-end balance sheets, increases in authorized capital, reductions in subscribed capital, spin-offs, mergers, or the assignment of assets, liabilities and contracts representing more than twenty-five percent (25%) of their total value are to be examined, or where members are to be elected to the Board of Directors, the summons shall be issued at least fifteen (15) business days prior to the date set for the meeting; in all other cases, five (5) calendar days’ notice will suffice. When calculating these deadlines, neither the day on which the summons is issued nor the day of the meeting will be counted.
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
If the SFC determines that any amendment to the bylaws fails to comply with Colombian law, it may demand that the relevant provisions be modified accordingly. Under these circumstances, Bancolombia will be obligated to comply in a timely manner.
Preferred Shares
The holders of preferred shares are not entitled to receive notice of, attend to or vote at any general shareholders’ meeting except as described below.
The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholder’s vote is required on the following matters, in addition to those indicated above:
(i) when voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose
(ii) when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding dividends have been fully paid to them
(iii) if at the end of a fiscal period, Bancolombia’s profits are not enough to pay the minimum dividend and the SFC, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from Bancolombia by Bancolombia’s directors or officers decreasing the profits to be distributed, the SFC may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law
(iv) when the registration of shares at the Colombian Securities Exchange or at the SFC is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved
(v) when voting amendments that could impair the preferred shares’ rights, or the conversion of the preferred shares to common shares, a favorable vote of a minimum of seventy percent (70%) of the subscribe capital stock, including the favorable vote of a minimum of seventy percent (70%) of the preferred shares, is required.
Common share dividends
Once the unconsolidated Financial Statements are approved by the general shareholders meeting, the appropriation for the payment of taxes of the corresponding taxable year has been made, and the transfers to the reserves have been performed, then they can determine the allocation of distributable profits, if any, for the preceding year.
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
Under Colombian law and Bancolombia’s bylaws, annual net profits are to be applied as follows:
(i) first, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of Bancolombia’s paid-in capital
(ii) second, payment of the minimum dividend on the preferred shares
(iii) third, allocation of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the Board of Directors and the CEO and may, subject to further reserves required by the bylaws, be distributed as dividends. Under Bancolombia’s bylaws, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of the preferred shares. Bancolombia’s bylaws require Bancolombia to maintain a reserve fund equal to 50% of paid-in capital. All common shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially paid participate in a dividend or distribution in the same proportion as the shares that have been fully paid in at the time of the dividend or distribution.
The general shareholders’ meeting may allocate a portion of the profits to welfare, education or civic services, or to support economic organizations of Bancolombia’s employees.
Preferred share dividends
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
Liquidation rights
Bancolombia will be dissolved if certain events take place, including the following: (i) its term of existence, as stated in the bylaws, expires without being extended by the shareholders prior to its expiration date; (ii) when, according to the financial statements, there is no realistic alternative to liquidating the entity or ceasing operations; (iii) by decision at the general shareholders’ meeting; and (iv) in certain other events expressly provided by law and in the bylaws.
Upon dissolution, a liquidator must be appointed by the general shareholders’ meeting to wind up its affairs. In addition, the SFC has the power to take over the operations and assets of a bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the 'Estatuto Orgánico del Sistema Financiero', Decree 663 of 1993. For more information see Item 4. 'Information on the Company – B. Business Overview – B.8. Supervision and Regulation – Bankruptcy Considerations'.
Preemptive Rights and Other Anti-Dilution Provisions
Under Bancolombia’s bylaws, the holders of common shares determine in their meeting the amount of authorized capital stock, and the Board of Directors has the power to (a) order the issuance and regulate the terms of subscription of common shares up to the total amount of authorized capital stock and (b) regulate the issuance of shares with rights to a preferential dividend but without the right to vote, when expressly delegated at the general shareholders’ meeting. The issuance of preferred shares must always be first approved at the general shareholders’ meeting, which shall determine the nature and extent of any privileges, according to the bylaws and Colombian law.
Bancolombia’s bylaws and Colombian law require that, whenever Bancolombia issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of Bancolombia. These rights are called preemptive rights. See Item 3. Key Information – D. Risk Factors – Preemptive rights may not be available to holders of (ADRs evidencing ADSs.
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
The SFC will authorize decreases in the outstanding capital stock decided by the holders of common shares only if: (i) Bancolombia has no liabilities; (ii) Bancolombia’s creditors consent in writing; or (iii) the outstanding capital stock remaining after the reduction represents at least twice the amount of Bancolombia’s liabilities.
Limits on Purchases and Sales of Capital Stock by Related Parties
Pursuant to the Colombian Commerce Code, the members of Bancolombia’s Board of Directors and certain of Bancolombia’s principal executive officers may not, directly or indirectly, buy or sell shares of Bancolombia’s capital stock while they hold their positions, except when dealing with nonspeculative operations and in that case they need to obtain the prior authorization of the Board of Directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director’s vote) or when deemed relevant by the Board of Directors of Bancolombia with the authorization of the Shareholders Meeting the affirmative vote of the ordinary majority foreseen in the bylaws, excluding the vote of the petitioner.
No Redemption
Colombian law prohibits Bancolombia from repurchasing shares of its capital stock, including the preferred shares.
Limitations on the Rights to Hold Securities
There are no limitations in Bancolombia’s bylaws or Colombian law on the rights of Colombian residents or foreign investors to own the shares of Bancolombia, or on the right to hold or exercise voting rights with respect to those shares.
Restrictions on Change of Control Mergers, Acquisitions or Corporate Restructuring of the Company
Under Colombian law and Bancolombia’s bylaws, the general shareholders’ meeting has full and exclusive authority to approve any corporate restructuring, including mergers, acquisitions or spin-offs upon authorization by the SFC.
Ownership Threshold Requiring Public Disclosure
We must disclose to the SFC at the end of each fiscal quarter the names of the shareholders of Bancolombia, indicating at least the twenty-five shareholders with the highest number of shares.
Colombian securities regulations set forth the obligation to disclose any material event or relevant fact. Any transfer of shares equal to or greater than 5% of Bancolombia’s capital stock or any person acquiring a percentage of shares that would make him the beneficial owner of 5% or more of the Bancolombia’s capital stock, is a material event, and therefore, must be disclosed to the SFC.
Changes in the Capital of the Company
There are no conditions in Bancolombia’s bylaws governing changes in Bancolombia’s capital stock that are more stringent than those required under Colombian law.

C.Material contracts
We have not entered into any contract, other than those entered in the ordinary course of business or that are not considered to be material, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report.
D.Exchange controls
The Colombian Foreign Exchange Regime allows Colombian residents to acquire in the exchange market the currencies required to carry out their operations. For such purpose, the Colombian Foreign Exchange Regime establishes certain procedures that must be followed in order to carry out foreign exchange operations, which are known as 'channeling of currencies,' through the exchange market. This channeling must be carried out through an intermediary of the exchange market (such as commercial banks in Colombia), or through compensation accounts (bank accounts abroad opened by Colombian residents registered before the Central Bank). Therefore, there are no limitations regarding the import or export of capital, including the availability of cash and cash equivalents for use by us. Nevertheless, these operations must be carried out following the applicable procedures.
The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 1068 of 2015 and Decree 119 of 2017, as amended, sets forth an international investments regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration before the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 1 of 2018 and External Regulating Circular DCIP-83, both as amended, of the board of directors of the Central Bank.

Under Colombian law and Bancolombia's bylaws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and preferred shares, as well as the remittance abroad of dividends, or any other type of proceedings derived from any type of securities investments duly registered before the Central Bank. For a detailed discussion of ownership restrictions see Item 4. Information on the Company - B. Business Overview – B.8. Supervision and Regulation – Ownership and Management Restrictions.
E.Taxation
Colombian tax consideration
ADSs do not have the same tax treatment as other equity investments in Colombia.
Although ADSs represent Bancolombia’s preferred shares, they are held through a foreign capital fund in Colombia, subject to a specific tax regulatory regime. Accordingly, the applicable law in Colombia to equity investments, particularly those relating to dividends and profits from sales, are not applicable to ADSs, including Bancolombia’s ADSs.
Under Section 18-1 of the Colombian Tax Code, dividends are subject to to a dividend tax as follows:
Foreign Portfolio investment:
To determine the income tax concerning the profits earned from the foreign portfolio investment, regardless of the method or vehicle used to invest by the investor, the following rules shall apply:
i.Dividends subject to CIT at the corporate level are taxed at 20%.
ii.Dividends that did not pay CIT at the corporate level are subject to the equalization tax at 25% upon distribution, plus a 20% dividend tax on top of that.
The tax is to by collected via withholding tax on the accrual or cash basis and is applicable to:

i.Non-residents of Colombia for foreign exchange matters.

ii.Corporations whose head office, principal place of business or effective place of management is located outside of Colombia; or

iii.Companies incorporated under non-Colombian laws.

Tax residence for Individuals
For Colombian tax purposes, individuals are considered tax residents if they meet any of the following requirements:
•He or she remains in Colombia (continuously or not) for an aggregate period of 183 calendar days or more, including entry and departure days from the country, within a period of 365 consecutive calendar days. If that requirement is met by considering the days spent in Colombia over two successive fiscal years, the individual would be viewed as a tax resident as of the second fiscal year.
•Individuals who work for the Colombian Foreign Services in other countries under the Vienna Conventions on Diplomatic and Consular Relations and whose income and capital gains are exempt from taxation in the country they serve.
•If the individual is a Colombian citizen and falls within any of the following scenarios:
a)The spouse or dependents are tax residents of Colombia.
b)50% or more of their income is Colombian-sourced income.
c)50% or more of their assets are managed in Colombia.
d)50% or more of their assets are physically located in Colombia.
e)If the Colombian Tax Office (DIAN) requests evidence of the fiscal residency status in another country and the individual does not provide it.
f)The individual has a fiscal residence in a non-cooperative jurisdiction, a place of null or minimum taxation, or a preferential tax regime jurisdiction (tax havens).
Colombian citizens are not considered tax residents for any of the scenarios above if:
a)50% or more of their annual income has been sourced where they are domiciled; or
b)50% or more of their assets are located in the jurisdiction where they are domiciled.
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
Industry and commerce tax

Industry and commerce tax ('ICT') is a territorial tax levied on industrial, commercial and services activities performed by the taxpayer within a Colombian municipality. ICT is paid in the municipality where the activity is performed over the gross revenue at rates ranging between 0.2% and 2%. Each municipality fixes the rate and how the tax should be collected and paid to the municipal tax office.

Dividends received by holders are not subject to any special rule and therefore are subject to industry and commerce tax if they are derived from a commercial activity at a rate of 0.5%.

Other Tax Considerations
As of the date of this report, there is no Double Taxation Treaty between Colombia and the United States.

United States Federal Income Taxation Considerations
This section describes the material United States federal income tax consequences generally applicable to a U.S. holder (as defined below) of owning preferred shares or ADSs. It applies to you only if you hold your preferred shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•A dealer in securities
•A bank
•A trader in securities that elects to use a mark-to-market method of accounting for securities holdings
•A tax-exempt organization
•A life insurance company
•A person that actually or constructively owns 10.00% or more of the combined voting power of the Bank’s voting stock or of the total value of the Bank’s stock
•A person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction for United States federal income tax purposes
•A person that purchases or sells preferred shares or ADSs as part of a wash sale for United States federal income tax purposes, or
•A person whose functional currency is not the U.S. dollar.
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
You are a U.S. holder if you are a beneficial owner of preferred shares or ADSs and you are:
•A citizen or resident of the United States
•A domestic corporation (or an entity treated as a domestic corporation)
•An estate whose income is subject to United States federal income tax regardless of its source, or
•A trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
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
In general, we will be a PFIC in a taxable year if:
•at least 75% of our gross income for the taxable year is passive income or
•at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.
'Passive income' generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.
If we are treated as a PFIC, you will generally be subject to special rules with respect to:
•any gain you realize on the sale or other disposition of your preferred shares or ADSs and
•any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the preferred shares or ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the preferred shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the preferred shares or ADSs that preceded the taxable year in which you receive the distribution).
Under these rules:
•the gain or excess distribution will be allocated ratably over your holding period for the preferred shares or ADSs,
•the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,
•the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and
•the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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
Information with Respect to Foreign Financial Assets
Owners of 'specified foreign financial assets' with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. 'Specified foreign financial assets' may include financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons (including the preferred shares and ADSs), (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. You are urged to consult your tax advisors regarding the application of this reporting requirement to your ownership of the preferred shares or ADSs.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
Bancolombia files reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may view the Bancolombia's SEC filings on the SEC’s website at http://www.sec.gov.
I.Subsidiary Information
Not applicable.
ITEM 11        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
This section describes the market risks that Bancolombia is exposed to, along with the tools and methodologies used to measure these risks as of December 31, 2024. Bancolombia faces market risk as an inherent aspect of its lending, trading and investments operations. Market risk represents the potential loss due to adverse changes in market prices of financial instruments driven by fluctuations in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

Bancolombia’s risk management strategy, called the Integrated Risk Management Strategy, is based on principles set by international bodies and by Colombian regulations, and is guided by Bancolombia’s corporate strategy. The main objective of the Integrated Risk Management Strategy is to identify, measure, coordinate, monitor, report and propose policies for market and liquidity risks, which in turn serve to facilitate the efficient administration of Bancolombia’s assets and liabilities. To formalize the approach to market risk management, the Board of Directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its 'Market Risk Manual'. This manual defines the roles and responsibilities of each subdivision and their interaction to ensure effective market risk administration.
Our Market Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in our businesses, (b) analyzing our exposure under stress scenarios and confirming compliance with Bancolombia’s risk management policies, (c) analyzing the methodologies designed by the official price vendor for valuation of the market value securities and financial instruments, (d) reporting to senior management and the Board of Directors any violation of Bancolombia’s risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the 'Treasury Book'), and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. We have also implemented an approval process for new products across each of our subdivisions. This process is designed to ensure that every subdivision is prepared to incorporate the new product into their procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors before the new product can be sold.

Our assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities, foreign exchange (FX) and bond futures, and over-the-counter plain vanilla and exotic derivatives. Trading in derivatives includes forward contracts on foreign currency operations, forward contracts on fixed income securities, plain vanilla options on foreign currency, Asian options on U.S. dollar/COP, cross currency swaps and interest rate swaps. Non-trading instruments are recorded in our banking book (the 'Banking Book'), which includes primarily loans, time deposits, checking accounts and savings accounts.We use a Value-at-Risk ('VaR') calculation to manage our exposure to the market risk of our Treasury Book, using two different VaR methodologies: the (1) standard methodology required by the SFC, which is used to report market risk exposure to the regulator and to measure the capital requirements for Bancolombia (which is the methodology used for the analysis below); and (2) internal methodology of historical simulation, which is used to monitor the VaR limits structure to trading activities.

The Board of Directors is responsible for establishing the maximum VaR based on the assessment of the appropriate level of risk for Bancolombia. The Proprietary Trading Risks Committee is responsible for establishing the maximum VaR by type of investment. These limits are supervised daily by the Market Risk Management Office.

We are exposed to foreign currency exchange rate risk as a result of mismatches between assets and liabilities and off-balance sheet items denominated in different currencies.These mismatches may occur either as a result of trading activities or during the normal course of business operations. Our principal foreign currency exposure is the U.S. dollar, which is actively managed by Treasury Division and monitored by measuring positions, VaR and daily results.To manage interest rate risk associated with banking activities, we conduct a thorough analysis of the interest rate mismatches between its interest earning assets and its interest-bearing liabilities. This analysis evaluates the potential impact of interest rate shocks on both the economic value of equity (EVE) and net interest income (NII). In addition, the foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division, where these positions are consolidated and effectively managed.

Trading Instruments Market Risk Measurement
We also measure the Treasury Book exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC.
This methodology is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments measured under amortized cost which are not being given as collateral and any other investment that comprises the Banking Book, such as non-trading positions excluding the currency risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.
Our total market risk is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in our Capital Adequacy (Solvency) ratio, in accordance with Decree 2555 of 2010.

For purposes of VaR calculations, a risk exposure category is any market variable that is able to cause potential changes in the portfolio value. Considering a given risk exposure, the VaR model assesses the maximum loss not exceeding at a specified confidence level over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.
The relevant risk exposure categories for which VaR is computed by Bancolombia according to the “Chapter XXXI, appendix VI of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk and (v) credit default swaps.
Interest Rate Risk (Treasury Book)
The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately, in accordance with Chapter XXXI of the Basic Accounting Circular issued by the Superintendency of Finance. The calculation of the interest rate risk begins with determining the net position in each instrument and estimating its sensitivity, which is calculated by multiplying its net present value ('NPV') by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the Superintendency of Finance). The interest rate’s fluctuations are established by the SFC according to historical market performance, as shown in the following table:

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
After calculating the sensitivity factor for each position, the modified duration is applied to classify positions into their respective bands. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Subsequently, a net position is calculated for each zone, comprising a series of bands as defined by the SFC. The final step involves adjusting within each band, across bands and within each zone, culminating in the computation of the interest rate risk VaR by currency. All adjustments are executed in accordance with the guidelines issued by the Superintendency of Finance.
Our exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and other securities issued by the Colombian government.
The interest rate risk VaR increased from COP 405 billion on December 31, 2023, to COP 540 billion on December 31, 2024, due to an increase in the position in Colombian government’s treasury bonds (TES). During the year 2024, the average interest rate risk VaR was COP 507 billion, the maximum COP 586 billion and the minimum COP 433 billion.

Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund Risk (Treasury Book)
The VaR model uses a sensitivity factor to estimate the probability of loss due to fluctuations in the prices of stocks, funds and currencies in which we holds positions. As previously indicated, the methodology used in this Annual Report to quantify such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions ('Δp'). The Δp is determined by the Superintendency of Finance, as shown in the following table:
Figure 2. Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

Currency	Sensitivity Factor
USD	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%
The currency risk VaR increased from COP 333 billion as of December 31, 2023 to COP 765 billion as of December 31, 2024 due to the increase in the position in USD in Bancolombia’ s portfolio. Between December 31, 2023 and December 31, 2024, the average currency risk VaR was COP 555 billion, the maximum COP 765 billion and the minimum COP 364 billion. Current currency risk primary arises from the USD exposure of Bancolombia in foreign exchange derivatives.

The equity risk VaR increased from COP 342 billion as of December 31, 2023 to COP 360 billion as of December 31, 2024 driven primarily by the fund Colombia Inmobiliario investments. Between December 31, 2023 and December 31, 2024, the average equity VaR was COP 351 billion, the maximum COP 360 billion and the minimum COP 340 billion.

The fund risk, which arises from investment in mutual funds, increased from COP 16 billion as of December 31, 2023 to COP 32 billion as of December 31, 2024 driven primarily by the market risk factor of the fund Colombia Inmobiliario investments . Between December 31, 2023 and December 31, 2024, the average fund risk VaR was COP 26 billion, the maximum COP 32 billion and the minimum COP 18 billion.

Total Market Risk VaR
This VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk, fund risk and the credit default swaps risk. These components are calculated by aggregating the exposures of Bancolombia and its subsidiaries to each respective risks. At present, Bancolombia does not exhibit exposure to credit default swaps risk.
The total market risk VaR, increased 54.9%, going from COP 1,096 billion on December 31, 2023 to COP 1,698 billion as of December 31, 2024, and primarily increase in the currency and equity risks mentioned above.

Assumptions and Limitations of VaR Models:
While VaR models are widely recognized as a valuable tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Consequently, VaR models should not be viewed as predictive indicators of future results. We may incur in losses that could be materially in excess of the amounts estimated by the models on a particular trading day or over a specific period, and there have been instances when results have fallen outside the values generated by our VaR models. A VaR model does not calculate the greatest possible loss. The outcomes derived from these models, as well as the subsequent analysis, are subject to prudent judgment of our risk management personnel.

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2023 and December 2024.

	As of December 31,
	2024	2023
	In millions of COP
Interest Rate Risk VaR	540,397	405,467
Currency Risk VaR	764,920	332,662
Equity Risk VaR	360,287	342,024
Fund Risk VaR	31,962	15,847
Total VaR	1,697,566	1,096,000
As of December 31, 2024, the proprietary cryptocurrency portfolio of Wenia amounted to USD 956.2 thousand, with a Value at Risk (VaR) of USD 17.2 thousand. The VaR was calculated using an internal methodology based on a Dynamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

Between December 31, 2023 and December 31, 2024, the average Total VaR was COP 1,439 billion, the maximum value COP 1,734 billion, and the minimum value COP 1,182 billion.

Non-Trading Instruments Market Risk Measurement
The relevant risk exposure in the Banking Book is interest rate risk, defined as the probability of unexpected changes in net interest income because of a change in market interest rates. Changes in interest rates affect Bancolombia’s earnings as a result of timing differences on the repricing of the assets and liabilities. We manage the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest-bearing liabilities. The foreign currency exchange rate exposures associated with the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

Interest Risk Exposure (Banking Book)
We have performed a sensitivity analysis of market risk sensitive instruments, estimating the impact on the net interest income for each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 100 basis points (bps).

Table 1 provides information about Bancolombia’s interest rate sensitivity for the items on the statement of financial position that comprises the Banking Book:
Table 1. Sensitivity to Interest Rate Risk of the Banking Book
The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2024 and December 31, 2023:

Interest Rate Risk
	As of December 31,
	2024	2023
	In millions of COP
Assets sensitivity 100 bps	1,262,776	1,152,782
Liabilities sensitivity 100 bps	915,528	595,749
Net interest income sensitivity 100 bps	347,248	557,033
The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (USD) at December 31, 2024 and December 31, 2023:

Interest Rate Risk
	As of December 31,
	2024	2023
	In thousands of USD
Assets sensitivity 100 bps	76,219	75,052
Liabilities sensitivity 100 bps	83,051	74,800
Net interest income sensitivity 100 bps	(6,832)	252
A positive net sensitivity denotes a higher sensitivity of assets than of liabilities and implies that a rise in interest rates will positively affect our net interest income. A negative sensitivity denotes a higher sensitivity of liabilities than of assets and implies that a rise in interest rates will negatively affect our net interest income. In the event of a decrease in interest rates, the impacts on net interest income would be opposite to those described above.

Total Exposure
Net interest income sensitivity in local currency for the Banking Book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 347,248. The variation in the sensitivity of the net interest margin between December 2023 and December 2024 is a result of the increase in the sensitivity of demand deposits.

On the other hand, the sensitivity to the net interest margin in foreign currency, assuming parallel shifts of 100 basis points, presented a decrease between December 2023 and December 31, 2024, due to the increase in demand deposits and time deposits.

Assumptions and Limitations
Net interest income sensitivity analysis is based on the repricing model and incorporates the following key assumptions: (a) it does not consider prepayments for Banistmo, Bam, Bancoagrícola, Bancolombia Panama and Puerto Rico, new operations, defaults, or other factors; (b) the sensitivity of fixed rate instruments, includes the amounts with maturity of less than one year and assumes these will be disbursed at market interest rates, and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

Structural Equity Risk Exposure (Banking Book)
Bancolombia’s investment banking affiliate, in its role of financial corporation, has, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in Industrial and financial sectors. The market value of those investments decreased by 11.9% during the year, from COP 41 billion as of December 31, 2023, to COP 36 billion as of December 31, 2024, mainly as a result of the depreciation of ENKA’s shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2024	2023
	In millions of COP
Market Value	36,226	41,096
Delta	14.70%	14.70%
Sensitivity	5,325	6,041
A negative impact of 14.7%, applied to the market value, produces a decrease of COP 5.3 billion in the structural equity investments market value, from COP 36 billion to COP 31 billion.
ITEM 12          Description of Securities Other than Equity Securities
D.AMERICAN DEPOSITARY SHARES
D.3FEES AND CHARGES APPLICABLE TO HOLDERS OF AMERICAN DEPOSITARY RECEIPTS
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
The following are the fees charged by the Depositary:

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 per 100 ADSs (or portion of 100 ADSs)
•Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.
•Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

Registration or transfer fees	•Transfer and registration of shares on Bancolombia’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary	•Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). •Converting foreign currency to U.S. dollars.
Taxes and other Governmental charges the depositary or the custodian has to pay on any ADSs or share underlying a ADSs, for example, stock transfer taxes, stamp duty or withholding taxes.	•As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	•As necessary.

D.4.i.FEES INCURRED IN PAST ANNUAL PERIOD
For the period between January 1, 2024, and December 31, 2024, the Depositary reimbursed Bancolombia USD 319,056 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with Bancolombia’s preferred share ADR Program, corresponding to USD 203,022 for the period of May 2022 to May 2023, and 116,034 for the period of May 2023 to May 2024. In addition, Fiduciaria Bancolombia received COP 264 million from The Bank of New York Mellon for the period between January 1, 2024, and December 31, 2024 in connection with its role as local custodian of the depositary bank.
D.4.ii.FEES TO BE PAID IN THE FUTURE
The Bank of New York Mellon, as Depositary, has agreed to reimburse Bancolombia for expenses incurred that are related to establishment and maintenance expenses of the ADR Program. The Depositary has agreed to reimburse Bancolombia for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse Bancolombia annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to Bancolombia based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depository will reimburse the Company, but the amount of reimbursement available to Bancolombia is not necessarily tied to the amount of fees the depositary collects from investors.
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

PART II
ITEM 13       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
There has not been any default, arrearage or delinquency neither in the payment of principal, interest, a sinking or purchase fund installment, nor in any payment relating to indebtedness or dividends by us.
ITEM 14       Material Modifications to the Rights of Security Holders and Use of Proceeds
At the General Shareholders’ extraordinary meeting held on June 26, 2024, an amendment to the bylaws was approved, which included, among other changes, the following modifications to rights of the security holders:
•Changes to Article 47 (Elections and voting): this article was amended to stipulate that, when appointing members of the Board of Directors, the Shareholders’ Meeting must consider the requirements for appointing such members to the Board of Directors, approved by the General Shareholders' Meeting.

•Inclusion of Article 95 (Price Matching Obligation): this article was included to provide that after June 26, 2024: (i) any beneficial owner of common shares of Bancolombia that owns less than 25% and acquires more than 25% of Bancolombia’s common shares, in one or more transactions, directly or indirectly, within a 12-month period following the first acquisition, or (ii) any beneficial owner of common shares of Bancolombia that acquires common shares of Bancolombia through an initial takeover bid, and subsequently acquires, in one or more transactions, directly or indirectly, additional shares that increase its percentage of Bancolombia's common shares by 5% or more of Bancolombia's common shares, within a 12-month period from the first acquisition and/or the award of the initial takeover bid; shall be obligated to pay each Seller who has disposed of their common shares of Bancolombia during this period an amount equal to the difference between (x) the highest price per common share of Bancolombia paid by the beneficial owner during that period and (y) the price per common share of Bancolombia paid to the Seller .

The new Article 95 language is as follows:
'Article 95. Price Matching Obligation. Article 95. Price-Matching Obligation. (a) In the event that, after June 26, 2024 (the "Cut-off Date"), any beneficial owner of common shares in Bancolombia that owns less than 25% of such shares on the Cut-off Date should acquire, in one or more transactions, directly or indirectly, during a period of 12 months following the first acquisition after the Cut-off Date ("Matching Period One"), ordinary shares that lead them to have a shareholding interest greater than 25% of Bancolombia’s common shares, will be obliged to pay to each Seller that disposed of their common shares during Matching Period One, an amount equal to the difference between, (x) the highest price per common share in the Bank paid by the beneficial owner during Matching Period One and, (y) Bancolombia's common share price paid to Seller ('Matching Value One'). (b) Any beneficial owner who acquires common shares in Bancolombia via an Initial Takeover Bid, and subsequently acquires, in one or more transactions, directly or indirectly, during a period of 12 months following the award of the Initial Takeover Bid ('Matching Period Two'), additional shareholding that increases its percentage of Bancolombia's common stock by 5% or more, shall be obliged to pay each Seller that disposed of its common shares in Bancolombia during Matching Period Two, an amount equal to the difference between, (x) the highest price per common share of Bancolombia paid by the beneficial owner during Matching Period Two and, (y) the price per common share in Bancolombia paid to the Seller ('Matching Value Two'). Once Matching Period Two has expired, if the beneficial owner makes a new Takeover Bid for common shares in Bancolombia, that offer shall be considered a new Initial Takeover Bid and the provisions of this Article 95 shall be reapplied.

FIRST PARAGRAPH: Under this Article 95, (i) 'acquire' shall mean any act by which a person or group of persons becomes, directly or indirectly, the beneficial owner of common shares in Bancolombia; (ii) 'beneficial owner' shall have the meaning given to this term in Decree 2555/2010, Article 6.1.1.1.3; (iii) the 'Seller' shall mean a holder of common stock in Bancolombia that sells his or her shares subject to subparagraph (a) or (b) of this Article 95; (iv) 'Initial Takeover Bid' shall mean a public offering of shares ('Takeover Bid') under the terms of Decree 2555, Article 6.15.2.1.1., awarded after the Cut-off Date; (v) 'Matching Value' shall mean Matching Value One, or Matching Value Two, as applicable to subparagraph (a) or (b).

SECOND PARAGRAPH: When Takeover Bid or Bids are made in United States Dollars or another currency, the sum in Colombian pesos calculated at the current representative market rate certified by the Colombian Financial Superintendent on the date or dates defined in the corresponding takeover booklet will be used to determine the price and apply the provisions of this article.

THIRD PARAGRAPH: For payment of the Matching Value to Sellers: (i) A beneficial owner that has acquired common shares in Bancolombia under subparagraph (a) or (b) of this Article 95 (the 'Buyer') will be obliged to notify Bancolombia (1) that the obligation to pay the Matching Value exists, (2) the date on which the said obligation arose, and (3) the period covered by Matching Period One, in the case of subparagraph (a), or the expiration date of Matching Period Two, in the case of subparagraph (b). (ii) Once Bancolombia receives the information referred to in the preceding paragraph from the Buyer, it shall inform the market, using the appropriate reporting mechanism. (iii) The Buyer shall, no more than forty-five calendar days after the obligation to pay the Matching Value has arisen, lift the stock exchange reserve and grant any and all other consents and documents required to make effective the provisions of this Article 95, and to allow Sellers to verify if they are creditors of the Matching Value. Likewise, and during the same forty-five calendar day period, the Buyer shall establish the process for, directly or through a third party, receiving requests for payment of the Matching Value from Sellers, verify whether payment is applicable, and perform any and all other activities required for payment of the Matching Value to the Sellers. (iv) Buyer shall pay the Matching Value to Sellers no later than 15 business days from the date on which it receives the corresponding payment request from Seller.

FOURTH PARAGRAPH: If the Buyer fails to meet its reporting obligations under this Article 95 or fails to pay the Matching Value under the terms set forth in this Article 95, the Buyer agrees that (i) it will be in default and will therefore pay default interest at the highest rate permitted by law as of the date payment was due under the Third Paragraph; and (ii) it will be liable for any other damages caused to each holder of common shares in Bancolombia due to its non-performance or late or defective performance of its obligation to pay the Matching Value.'
ITEM 15       Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including Bancolombia's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. As a result, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC and to provide reasonable assurance that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

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

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our internal control over financial reporting includes those policies and procedures that:
•Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets ;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2024, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PwC Contadores y Auditores S.A.S. located in Colombia with PCAOB ID 6466, an independent registered public accounting firm, which report is included on page F-5 of this Annual Report.

In addition, there were no changes in our internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected or is reasonable likely to materially affect our internal control over financial reporting.
ITEM 16       RESERVED
A.Audit Committee Financial Expert
The Board of Directors of Bancolombia appointed Silvina Vatnick as the audit committee financial expert in accordance with SEC rules and regulations.
Bancolombia's audit committee financial expert, along with the other members of Bancolombia's Audit Committee, is considered to be independent according to applicable NYSE criteria.
Ms. Vatnick has served as Bancolombia's audit committee financial expert since May 2021, in replacement of Ms. Sylvia Escovar. There is no business relationship between her and Bancolombia, except for standard personal banking services. Further, there is no fee arrangement between Mrs. Vatnick and Bancolombia, except in connection with her capacity as a member of Bancolombia's Board of Directors and as a member of the Audit, Technology and Cybersecurity, and the Risk Committee. Mrs. Vatnick is considered an independent director under Colombian law and Bancolombia's Good Governance Code, as well as under NYSE’s director independence standards and SEC's independence criteria. The Audit Committee and the financial expert also have an independent advisor, who provides advice on financial reporting and auditing matters. For more information regarding Bancolombia's audit committee, see Item 6. 'Directors, Senior Management and Employees— C. Board Practices—Audit Committee'.

B.Corporate Governance and Code of Ethics
Bancolombia has adopted a Code of Ethics and a Good Governance Code, both of which apply to all employees, including Bancolombia's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as to Bancolombia's Board of Directors.

Bancolombia also has an anonymous Ethics Line (línea ética) for reporting improper conduct.

English translations of the Code of Ethics and the Good Governance Code are available on our website at www.grupobancolombia.com. The Spanish versions take precedence for all legal purposes.

The Code of Ethics was updated on February 20, 2024, with the approval of the Board of Directors. The main changes are as follows:

•We added an Artificial Intelligence section, based on OECD recommendations.
•We improved the language related to diversity, equity and inclusion .
•We added new standards on non-financial products and services.
•We added standards of behavior in the digital environment.
•We updated certain defined terms on personal data and information.

As a foreign private issuer, Bancolombia must disclose how its corporate governance practices may differ from those that U.S. companies listed on the NYSE must follow. We address these differences in Item 16. G Corporate Governance, which includes subsections on Independence of Directors, Non-Executive Director Meetings, Committees of the Board of Directors and Stockholders’ Approval of Dividends.

A copy of our Code of Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F
C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees billed under the caption audit fees for professional services rendered to us for the audit of our financial statements and for services that are normally provided to us, in connection with statutory or regulatory filings or engagements totaled COP 23,401 million and COP 20,251 million in audits carried out by audited by PwC Contadores y Auditores S.A.S. and by the member firms of the PwC network located in Panamá, El Salvador, Guatemala and Puerto Rico, which are the auditors of the Bank for the years 2024 and 2023, respectively.

Additionally, the amount of fees not billed as of December 31, 2024 and 2023 for the audit by PwC Contadores y Auditores S.A.S. is approximately COP 6,059 million and COP 6,008 million, respectively.
Tax Fees
For the years ended December 31, 2024 and 2023, we did not contract professional services related to tax compliance, tax advice or tax planning rendered by PwC Contadores y Auditores S.A.S.
All Other Fees
In 2024 and 2023, we did not pay other fees to PwC Contadores y Auditores S.A.S.
Pre-Approval Policy and Procedure
The audit committee of each company within the Bancolombia Group approves the fees and assignments of external auditors, and the overall fee proposal for Bancolombia and its subsidiaries is made known to the Audit Committee of Bancolombia. The fees are then submitted for approval by the General Shareholders' Meeting of each company. In cases where additional services related to the role of the external auditor and SOX are required, these must be submitted for prior approval by the audit committee of each company within the Bancolombia Group, in accordance with the delegation made by the General Shareholders' Meeting. Additionally, on a quarterly basis, a report will be presented to Bancolombia's Audit

Committee, providing an informative summary of the fees approved by the audit committees of the subsidiaries for additional services related to the role of the external auditor and SOX.
During 2024, there were no services approved by the Audit Committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.
D.Exemptions from the Listing Standards for Audit Committees
Not applicable.
E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers
There have not been any purchases by Bancolombia or any affiliated purchaser (as defined in 17CFR240.10b-18(a) (3)) of shares or any other units of any class of equity securities issued by Bancolombia during 2024.
Colombian law prohibits the repurchase of shares issued by banks. Therefore, Bancolombia may not repurchase its own issued securities.
F.Change in Registrant's Certifying Accountant
Not applicable.
G.Corporate Governance
Bancolombia, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules, is permitted to follow home-country practice in some circumstances instead of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. Bancolombia follows corporate governance practices applicable to Colombian companies and those described in Bancolombia's Good Governance Code, which in turn follows Colombian corporate governance rules. An English translation of the Good Governance Code is available at Bancolombia’s website at www.grupobancolombia.com. The Spanish prevails for all legal purposes.
In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 029 of 2014, issued by the SFC, contains the corporate governance standards to be followed by companies issuing securities.
Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 2555 of 2010, the External Circulars 031 of 2021 and 012 of 2022 —both incorporated into External Circular 029 of 2014—regulate the information disclosure requirements, including relevant and periodical information for the Colombian securities issuers. Bancolombia’s corporate governance standards comply with these legal requirements and Bancolombia has implemented additional corporate governance measures pursuant to regional recommendations including the OECD White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Good Governance Code.
The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards.
•Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of Bancolombia's Board of Directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Good Governance Code includes a provision stating that directors shall exercise independent judgment and requires that at least 2 of the 7 directors must be independent.
The Good Governance Code also includes additional independence standards that must be met by 2 of 7 directors. As of December 31, 2024, Bancolombia’s Board of Directors included a majority of independent members (5 members of 7). For the independence test applicable to directors of Bancolombia, see Item 10. 'Additional Information. – B. Memorandum and Articles of Association – Board of Directors'.
•Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s Board of Directors does not include any management members; however, the CEO attends the monthly meetings of Bancolombia’s Board of Directors, and members of senior management may attend the meetings of the Board of Directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005, no executive officer can be elected as chairman of a board of directors, and according to Bancolombia’s bylaws, under any circumstances, a legal representative of Bancolombia can be elected chairman of the Board of Directors.

•Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. Bancolombia’s Board of Directors has a Designation, Compensation and Development Committee, a Corporate Governance Committee, a Risk Committee, a Technology and Cybersecurity Committee and an Audit Committee, each of which is composed exclusively of directors (Audit Committee and Corporate Governance Committee are composed exclusively of independent directors, whereas the other committees have both independent and non-independent directors). For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee, Audit Committee, Technology and Cybersecurity Committee and Risk Committee, see Item 6. 'Directors, Senior Management and Employees – C. Board Practices'.
•Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.
H.Mine Safety Disclosures
Not applicable.
I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
J.Insider Trading Policies
We have adopted insider trading policies and procedures to provide guidance on the purchases, sales and other dispositions of Bancolombia's securities by the Board of Directors, officers (including senior management) and employees, specially those that have access to privileged information, with the objective of promoting compliance with applicable insider trading laws, rules, regulations and NYSE listing standards applicable to us. Such policies and procedures are included in our Code of Ethics, updated on February 20, 2024 and in the Code of Good Governance, updated on August 27, 2024.

In addition, we have analytical guidelines, controls and monitoring to prevent and mitigate the risk of sharing privileged information among areas or businesses that should not have access to it.
Colombian law prohibits Bancolombia from repurchasing shares of its capital stock, including the preferred shares.
A copy of our Code of Ethics and of our Code of Good Governance is filed as Exhibit 11.1 and 11.2 to this Annual Report on Form 20-F.
K.Cybersecurity
The growing threat of cybersecurity incidents, which affects the global financial system and other industries, remains a concern for us. As cyberattacks become more sophisticated, failing to protect our operations could lead to loss of sensitive data, disruptions to our customers and business and financial losses. We monitor geopolitical events and cyber threats, take proactive measures and make significant investments (including in security processes, controls, insurance coverage and human capabilities) to attempt to minimize impacts on our customers and The Bank.

Processes for assessing, identifying, and managing material risks from cybersecurity threats
We have implemented policies, procedures and controls to safeguard our operations from cybersecurity threats. We have defined the responsibilities for employees and third-party providers, and we have put in place procedures to detect, prevent and mitigate any exposure of our information, people, processes, technology and physical infrastructure to cyberattacks. These policies focus on both internal and external potential attacks on our information and the other essential components of our operations.

We also have a process to identify, evaluate and manage the material risks of cybersecurity threats, which we consider as part of our overall risk management cycle. When a cybersecurity incident is detected, it is quickly escalated so that we can make the necessary tactical and strategic decisions.

We continuously strengthen our Information Security Management System (‘ISMS’) to prevent, detect, and mitigate cybersecurity threats. The ISMS is a comprehensive set of policies, standards, controls, baselines, manuals, methodologies and governance frameworks. It incorporates ISO 27001, the U.S. National Institute of Standards and Technology’s Cybersecurity Framework 2.0, and Control Objectives for Information and Related Technologies (‘COBIT’). We also incorporate a maturity model based on Capability Maturity Model Integration (‘CMMI’), Information Technology Infrastructure Library (‘ITIL’), and ISO 15504 criteria, which we review and update annually. This information is readily accessible to employees via our intranet.

Additionally, we leverage other specialized technical frameworks, including the Center for Internet Security (‘CIS’) for infrastructure security and the Open Web Application Security Project (‘OWASP’) for secure development, Application Programming Interface (‘API’) security, and related areas.

As part of our risk management strategy, we have engaged consultants and audit firms with industry-recognized expertise in cybersecurity since 2018 to periodically assess our cybersecurity procedures, controls and maturity level. In 2024, the results revealed significant progress in cybersecurity maturity. Key strengths included a robust culture and awareness of cybersecurity management, the expertise of our people, the integration of cybersecurity principles into the design and maintenance of solutions, as well as advances in innovation and technological capabilities.

In response to the growing sophistication of cyberattackers worldwide and the adoption of new detection and response technologies, we relaunched our Security Operations Center (‘SOC’) as the Intelligence and Cyber Defense Center (‘CDC’). The new capabilities include innovative threat detection and intelligence, including an AI module, which has improved detection and has made us more proactive and effective in response to emerging threats.
We implemented several modernization initiatives, including the transition to a zero-trust strategy for remote access, enhanced malware protection, a strengthened cybersecurity posture, and reinforcement of the development lifecycle for services offered to customers.

We also continued our efforts to identify and assess cybersecurity threats associated with our use of third party service providers by: (i) identifying and classifying the information that we share with our most critical third party service providers, (ii) conducting a security evaluation of third party service providers, (iii) obtaining security scorecards for their public websites, certifications that validate their management practices, and (iv) requesting reports from external auditors on the operational effectiveness of key providers' controls. In 2024, we increased the number of third party service providers that we evaluated for cybersecurity risk, especially in Banistmo, Banco Agrícola and Nequi, compared with 2023.

In 2024, we carried out a series of comprehensive awareness and training initiatives for all employees and a significant number of third-party service providers. These efforts included 10 cybersecurity exercises addressing topics such as phishing, ransomware, and business email attacks, achieving 100% employee participation. Additionally, all employees completed mandatory annual virtual courses on cybersecurity and information security. The virtual training platform, Cybersecurity Campus, remains accessible on our intranet, providing continuous learning and certification opportunities for all employees. We organized a cybersecurity marathon featuring interactive activities, demonstrations and conferences, engaging a large number of employees. Additionally, we developed a 20-hour theoretical and practical course on secure development, tailored for employees in roles such as developers, technical leaders, cybersecurity architects, and personnel from risk and audit departments. By the end of 2024, more than 1,200 employees had successfully completed the program.

We conducted awareness sessions on cybersecurity and fraud prevention, specifically for senior leaders, including participation from corporate-level vice presidents. Additionally, we engaged our clients through financial education and fraud prevention initiatives, leveraging social media campaigns, conferences and direct messaging across all segments. To further support our personal segment clients, we launched a podcast that is available on Spotify.

In 2025, we aim to enhance resilience against emerging cybersecurity threats by designing and simulating new scenarios to evaluate and improve the prevention and detection of threats and our response and recovery.

We will continue to address the improvement opportunities identified in our last assessment, advancing initiatives to strengthen the security of internet-exposed services, protect information, and simplify and converge our cybersecurity solutions.

In terms of automation, our focus will be on the initial operational stages of the CDC and the evaluation of third- and fourth-party providers, along with the integration of artificial intelligence into existing security controls. The goal is to enhance the effectiveness of these processes in operations. Additionally, through the Identity, Governance and Administration (‘IGA’) project, we are automating access provisioning (including registrations, cancellations, and changes), with plans to expand coverage further by 2025.

We will continue to define and implement work plans with our subsidiaries to implement best cybersecurity practices and enhance cybersecurity maturity levels across companies such as Wenia, Wompi, Renting, and Bancolombia Capital. This will consist through knowledge transfer, consulting, tool selection, and the provision of corporate services, tailored to the level of integration of each company.

To date, no material cybersecurity incident has occurred. However, we acknowledge the dynamic and ever-evolving nature of the global cyber risk landscape faced by industries and businesses. Depending on their origin and severity, future cybersecurity incidents could potentially have a material impact on our business strategy, operational performance or financial condition.

Board of Directors’ oversight of risks of cybersecurity threats
Bancolombia's Board of Directors, directly or through its committees, establishes and oversees our cybersecurity risk management strategy.

The Board of Directors receives semiannual reports from the Chief Information Security Officer (‘CISO’) regarding the cybersecurity environment, including the outcomes of the cybersecurity risk management process. These reports include evaluations of the confidentiality, integrity and availability of information, the identification of cybersecurity threats, assessments of the effectiveness of cybersecurity programs, the evolution of the maturity model, cybersecurity practices with third parties, awareness initiatives, improvement proposals, and a summary of incidents that have impacted us.

Additionally, the Board of Directors has engaged an external technology and cybersecurity advisor, with more than 30 years of experience and extensive expertise in the payment industry, to advise on such matters. The advisor attends the Board and relevant committee meetings when invited, offering independent advice and recommendations.

The Board has three committees that are involved in overseeing cybersecurity risk:

–The Technology and Cybersecurity Committee is comprised of at least three Board members, of which at least one must be an expert on cybersecurity matters. The Committee’s primary role is to assist the Board in the strategic oversight of technology and cybersecurity matters. It evaluates technological trends that may impact Bancolombia's strategic objectives and approves related adoption and management strategies. Key areas of focus include software development, technological architecture, service availability, IT continuity, and investment performance. The Committee also monitors significant cybersecurity and technology events, providing recommendations to the Board on measures to prevent and address channel unavailability. Additionally, it reports to the Board on the effectiveness of cybersecurity risk management, incidents of cybersecurity breaches, and the mitigation measures implemented.

–The Audit Committee is comprised of three independent Board members. This committee reviews and recommends to the Board of Directors, as per Colombian regulations, the approval of the information security and cybersecurity policy and the strategic technology plan, and their respective modifications.

–The Risk Committee is comprised of three independent Board members. This committee assists the Board with the oversight of the risk management strategy, which includes cyber risks.

Management’s role and expertise in assessing and managing cybersecurity risks
Our management is responsible for identifying, considering and assessing cybersecurity risks on an ongoing basis, establishing processes to monitor potential cybersecurity exposures, implementing appropriate mitigation measures, and maintaining robust cybersecurity programs.

The CISO, who reports to the Vice President of Customer and Employee Services, and dedicated personnel on his team are certified and experienced information systems security professionals and information security managers.

Bancolombia’s CEO and senior management receive monthly reports on cybersecurity achievements, including metrics on monthly expected loss compliance, fraud management and the availability of components, as well as new initiatives, controls, integration and alerts.

Bancolombia has two management committees involved in managing cybersecurity risks:

The Corporate Cybersecurity Committee is responsible for approving and promoting cybersecurity and information security policies, strategies, and projects. It oversees compliance with the strategic plan, prioritizes initiatives and budget allocation, monitors significant changes in cybersecurity risks, and fosters a culture of information security within Bancolombia. The committee meets quarterly and includes Bancolombia's Vice Presidents of Customer and Employee Services, Human Resources, and Risk, as well as the Vice Presidents of Services for Bancolombia, Banistmo, Banco Agrícola, Banco Agromercantil and Nequi. Meetings are led by the CISO, who participates as a permanent invitee. While the committee’s responsibilities align with those of the Cybersecurity and Information Security Committee, its decisions have a regional scope, impacting other companies within Bancolombia and tailoring specific initiatives to each bank.

The Cybersecurity and Information Security Committee approves and promotes policies, standards, strategies and crucial projects, in addition to making decisions on associated controls. It periodically evaluates strategic and tactical compliance plans, reviewing, approving and prioritizing initiatives or decisions. The Committee meets monthly, and its members are Bancolombia’s Vice-President of Corporate Services, Vice-President of Customer and Employee Services, Vice-President of Risk and Vice-President of Human Resources, Technology Services and Product Environment. The CISO, who has over 26 years of experience in Technology and Cybersecurity, is a permanent invitee of the Committee.
PART III
ITEM 17       FINANCIAL STATEMENTS
See Item 18.
ITEM 18       FINANCIAL STATEMENTS
Reference is made to pages F-1 through F-209.

ITEM 19       EXHIBITS
The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate bylaws of the registrant, as amended on June 26, 2024.
2.1	Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended and restated on January 14, 2008.(1)
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
The Bank agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of the Bank’s long-term debt and of the Bank’s subsidiaries’ long-term debt.
2.4	Description of securities registered under section 12 of the u.s. securities exchange act of 1934
8.1	List of Subsidiaries.
11.1	Code of Ethics
11.2	Good Governance code
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 28, 2025.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 28, 2025.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 28, 2025.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 28, 2025.
15.1	Consent of PwC Contadores y Auditores S.A.S.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL Cover Page Interactive Data File
(1)Incorporated by reference to the Registration Statement on Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCOLOMBIA S.A.

/s/ MAURICIO BOTERO WOLFF
Name: Mauricio Botero Wolff
Title: Chief Financial Officer

Date: March 28, 2025

CONSOLIDATED FINANCIAL STATEMENTS
2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Bancolombia S. A.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank´s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Banks's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

Bancolombia S. A.
Report of Independent Registered Public Accounting Firm

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

Bancolombia S. A.
Report of Independent Registered Public Accounting Firm

Allowance for loans, advances and lease losses

As described in Notes 2 (section D.4.1.2.1 and E.1), to the consolidated financial statements, management assesses the adequacy of the allowance for loan losses based on evaluations of the loan portfolio utilizing objective and subjective criteria. As of December 31, 2024, the allowance for loan losses was COP$16,179,738 million on total loans of COP$279,453,908 million. As disclosed by management, expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgements that consider historical credit data, the current situation of the borrower and reasonable and proper forecasts of future economic conditions. Collective models include parameters such as the probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default. These models also incorporate a prospective approach that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate significant defaulted loans. This evaluation will consider the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the expected future cash flows from the client.

The principal considerations for our determination that performing procedures relating to the allowance for loans, advances and lease losses is a critical audit matter are (i) the significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining: probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, exposure at default with the inclusion of the forward-looking basis that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in Stage 3 analysis of the debt profile of each debtor, information on the credit behavior, the future cash flows expected from the client and the fair value of guarantees granted, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these significant assumptions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Bank allowance for loans, advances and leasing losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others: testing management’s process for estimating the allowance for loan, advances and lease losses by (i) evaluating the appropriateness of the models utilized for the estimation of the expected loss parameters and the reasonableness of the significant assumptions, such as default at 12 months and lifetime, loss given default and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios, and evaluating the adjustments, (ii) testing the completeness and accuracy of the data used in the estimate and the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s estimation of the future cash flows expected from the client and the fair value of guarantees granted, estimated by management in the impairment for the credit portfolios. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models utilized by management, methodologies and the reasonableness of the assumptions used in the credit loss estimates.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

Bancolombia S. A.
Report of Independent Registered Public Accounting Firm

Goodwill impairment assessment

As described in Notes 2 (section D.13) and 12.2 to the consolidated financial statements, the Bank goodwill balance was COP$9,017,419 million as of December 31, 2024. The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired. The recoverable amount of non-financial assets or cash-generating units is defined as the higher of fair value less costs of disposal and value in use. Fair value is determined by Management with reference to market value (if available), through pricing models, or with the assistance of a valuation specialist. Meanwhile, value in use requires Management to develop significant assumptions and estimates to forecast cash flow for periods that extend beyond the normal requirements of management reports, assessing the appropriate discount rate and growth rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of all reporting units is a critical audit matter are the significant judgment by management when developing the recoverable amount measurement of the cash generating units. This in turn led to degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to discount rate and growth rate, and other assumptions commonly used to determine the recoverable value of the goodwill. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Bank cash generating units. These procedures also included, among others, testing management’s process for developing the recoverable amount estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the assumptions used by management were reasonable considering: (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit and other assumptions used to determine the recoverable value of the goodwill. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow model and the reasonableness of significant assumptions, relating to the discount rate and growth rate.
/s/ PwC Contadores y Auditores S. A. S.
Medellín, Colombia
March 28, 2025
We have served as the Company’s auditor since 2020.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
As of December 31, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	4	32,844,099	39,799,609
Financial assets investments	5.1	37,570,270	25,674,195
Derivative financial instruments	5.2	2,938,142	6,252,270
Financial assets investments and derivative financial instruments		40,508,412	31,926,465
Loans and advances to customers		279,453,908	253,951,647
Allowance for loans, advances and lease losses		(16,179,738)	(16,223,103)
Loans and advances to customers, net	6	263,274,170	237,728,544
Assets held for sale and inventories, net	7	1,106,399	906,753
Investment in associates and joint ventures	8	2,928,984	2,997,603
Investment properties	9	5,580,109	4,709,911
Premises and equipment, net	10	5,906,064	6,522,534
Right-of-use assets, lease	11.2	1,757,206	1,634,045
Goodwill and intangible assets, net	12	9,767,903	8,489,697
Deferred tax, net	13.5	763,757	685,612
Other assets, net	14	7,778,279	7,528,036
TOTAL ASSETS		372,215,382	342,928,809
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	279,059,401	247,941,180
Interbank deposits and repurchase agreements and other similar secured borrowing	16	1,776,965	1,076,436
Derivative financial instruments	5.2	2,679,643	6,710,364
Borrowings from other financial institutions	17	15,689,532	15,648,606
Debt instruments in issue	18	11,275,216	14,663,576
Lease liabilities	11.2	1,889,364	1,773,610
Preferred shares		584,204	584,204
Current tax		156,162	164,339
Deferred tax, net	13.5	2,578,504	1,785,230
Employee benefit plans	19	951,555	882,954
Other liabilities	20	10,990,561	12,648,581
TOTAL LIABILITIES		327,631,107	303,879,080
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	23	22,575,837	20,044,769
Retained earnings		2,715,313	2,515,278
Net income attributable to equity holders of the Parent Company		6,267,744	6,116,936
Accumulated other comprehensive income, net of tax		6,645,206	4,074,161
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		43,542,468	38,089,512
Non-controlling interest		1,041,807	960,217
TOTAL EQUITY		44,584,275	39,049,729
TOTAL LIABILITIES AND EQUITY		372,215,382	342,928,809
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2024	2023	2022
Interest on loans and financial leases
Commercial		16,550,290	17,277,481	10,950,463
Consumer		8,502,467	10,062,092	7,821,758
Mortgage		3,790,158	3,852,725	3,377,432
Financial leases		3,559,814	3,879,188	2,461,456
Small business loans		210,822	169,301	172,384
Total interest income on loans and financial leases		32,613,551	35,240,787	24,783,493
Interest on debt instruments using the effective interest method	25.1	965,935	1,029,377	588,792
Total Interest on financial instruments using the effective interest method		33,579,486	36,270,164	25,372,285
Interest income on overnight and market funds		208,491	197,307	61,962
Interest and valuation on financial instruments	25.1	1,756,244	578,688	1,362,700
Total interest and valuation on financial instruments		35,544,221	37,046,159	26,796,947
Interest expenses	25.2	(15,023,911)	(16,668,295)	(8,442,470)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		20,520,310	20,377,864	18,354,477
Credit impairment charges on loans, advances and financial leases, net	6	(5,413,652)	(7,461,479)	(3,721,353)
Credit impairment for other financial instruments	5.1 - 21.1	(38,697)	(107)	(70,344)
Total credit impairment charges, net		(5,452,349)	(7,461,586)	(3,791,697)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		15,067,961	12,916,278	14,562,780
Fees and commissions income	25.3	7,688,838	7,080,878	6,370,526
Fees and commissions expenses	25.3	(3,511,774)	(3,097,280)	(2,590,166)
Total fees and commissions, net		4,177,064	3,983,598	3,780,360
Other operating income	25.4	3,041,985	3,979,650	2,053,435
Dividends and net income on equity investments	25.5	104,573	210,185	235,854
Total operating income, net		22,391,583	21,089,711	20,632,429
Operating expenses
Salaries and employee benefits	26.1	(5,628,062)	(5,350,234)	(4,417,656)
Other administrative and general expenses	26.2	(5,445,212)	(5,033,944)	(4,559,900)
Taxes other than income tax	26.2	(1,442,511)	(1,433,148)	(929,512)
Impairment, depreciation and amortization	26.3	(1,117,881)	(1,124,859)	(980,575)
Total operating expenses		(13,633,666)	(12,942,185)	(10,887,643)
Profit before income tax		8,757,917	8,147,526	9,744,786
Income tax	13.3	(2,392,336)	(1,932,555)	(2,748,421)
Net income		6,365,581	6,214,971	6,996,365
Net income attributable to equity holders of the Parent Company		6,267,744	6,116,936	6,783,490
Non-controlling interest		97,837	98,035	212,875
Basic and diluted earnings per share to common shareholders, stated in units of pesos	27	6,576	6,420	7,113
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos)

	Note	2024	2023	2022
Net income		6,365,581	6,214,971	6,996,365
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		6,041	(44,594)	69,249
Income tax	13.4	(4,747)	13,234	(25,090)
Net of tax amount		1,294	(31,360)	44,159
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain		22,109	11,144	33,354
Income tax	13.4	6,463	(246)	(1,282)
Net of tax amount		28,572	10,898	32,072
Gains on asset revaluation
Income tax	13.4	-	-	(71)
Net of tax amount		-	-	(71)
Total other comprehensive income that will not be reclassified to net income, net of tax		29,866	(20,462)	76,160
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
(Loss)/Gain on investments recycled to profit or loss upon disposal		(5,996)	(8,679)	15,250
Unrealized gain/(loss)		20,272	119,225	(182,729)
Unrealized loss for fair value hedging		-	-	(3,647)
Changes in loss allowance for credit losses		538	3,741	(1,259)
Income tax		8,422	(21,023)	7,843
Net of tax amount		23,236	93,264	(164,542)
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		2,978,351	(4,963,913)	4,064,795
(Loss)/Gain on net investment hedge in foreign operations		(742,930)	1,948,833	(1,833,087)
Income tax	13.4	307,656	(772,755)	746,232
Net of tax amount(1)		2,543,077	(3,787,835)	2,977,940
Cash flow hedges
Net gains from cash flow hedges		351	-	-
Reclassification to the Statement of Income		(135)	-	-
Income tax	13.4	(87)	-	-
Net of tax amount		129	-	-
Unrealized loss on investments in associates and joint ventures using equity method		(7,690)	(2,225)	(1,929)
Income tax	13.4	1,348	2,223	(1,221)
Net of tax amount		(6,342)	(2)	(3,150)
Total other comprehensive income that may be reclassified to net income, net of tax		2,560,100	(3,694,573)	2,810,248
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		2,589,966	(3,715,035)	2,886,408
Other comprehensive income, attributable to the Non-controlling interest		3,278	(5,222)	3,441
Total comprehensive income attributable to:		8,958,825	2,494,714	9,886,214
Equity holders of the Parent Company		8,857,710	2,401,901	9,669,898
Non-controlling interest		101,115	92,813	216,316
(1)In 2024, there was a 15.36% devaluation of the Colombian peso against the U.S. dollar and in 2023 there was 20.54% revaluation.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropiated Reserves (Note 23)	Translation adjustment	Cash flow hedging	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2024	480,914	4,857,454	20,044,769	3,974,379	-	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	-	6,116,936	(6,116,936)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2023, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	2,531,068	-	-	-	-	-	-	-	(2,566,144)	-	(35,076)	-	(35,076)
Realization of retained earnings(1)	-	-	-	-	-	(18,921)	-	-	-	-	18,921	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	(26,359)	-	(26,359)	-	(26,359)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,525)	(19,525)
Net Income	-	-	-	-	-	-	-	-	-	-	-	6,267,744	6,267,744	97,837	6,365,581
Other comprehensive income	-	-	-	2,543,077	129	28,572	23,236	-	(6,342)	1,294	-	-	2,589,966	3,278	2,593,244
Balance as of December 31, 2024	480,914	4,857,454	22,575,837	6,517,456	129	203,557	(44,070)	2,137	5,178	(39,181)	2,715,313	6,267,744	43,542,468	1,041,807	44,584,275
(1)Mainly corresponds to partial payments of asset-backed securities investments.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropiated Reserves (Note 23)	Translation adjustment	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2023	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	6,783,490	(6,783,490)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2022, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	4,114,104	-	-	-	-	-	-	(4,149,684)	-	(35,580)	-	(35,580)
Realization of retained earnings(1)	-	-	-	-	30,980	-	-	-	-	(30,980)	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	(22,393)	-	(22,393)	-	(22,393)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(41,244)	(41,244)
Net Income	-	-	-	-	-	-	-	-	-	-	6,116,936	6,116,936	98,035	6,214,971
Other comprehensive income	-	-	-	(3,787,835)	10,898	93,264	-	(2)	(31,360)	-	-	(3,715,035)	(5,222)	(3,720,257)
Balance as of December 31, 2023	480,914	4,857,454	20,044,769	3,974,379	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
(1)Corresponds mainly to the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of the Colombia, Peru and Chile Stock Exchanges in November 2023. See Note 5.1. Financial assets investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropiated Reserves (Note 23)	Translation adjustment	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2022	480,914	4,857,454	14,661,007	4,784,274	135,364	3,972	2,208	13,874	(65,303)	3,273,788	4,086,795	32,234,347	1,691,111	33,925,458
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	4,086,795	(4,086,795)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2021, at a rate of COP 3,120 per share.	-	-	-	-	-	-	-	-	-	(2,943,199)	-	(2,943,199)	-	(2,943,199)
Other reserves	-	-	1,269,658	-	-	-	-	-	-	(1,299,084)	-	(29,426)	-	(29,426)
Realization of retained earnings(1)(2)	-	-	-	-	(15,408)	-	-	798	12,029	2,581	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	11,776	-	11,776	-	11,776
Acquisition Non-controlling interest (3)	-	-	-	-	-	-	-	-	-	145,507	-	145,507	(961,588)	(816,081)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(37,191)	(37,191)
Net Income	-	-	-	-	-	-	-	-	-	-	6,783,490	6,783,490	212,875	6,996,365
Other comprehensive income	-	-	-	2,977,940	32,072	(164,542)	(71)	(3,150)	44,159	-	-	2,886,408	3,441	2,889,849
Balance as of December 31, 2022	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551
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

CONSOLIDATED STATEMENT OF CASH FLOW
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos)

	Note	2024	2023	2022
Net income		6,365,581	6,214,971	6,996,365
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26.3	1,011,455	1,082,838	949,448
Other assets impairment	26.3	106,426	42,021	31,127
Impairment of investments in associates and joint ventures	8 - 25.5	314,347	108,175	9,633
Equity method	8 - 25.5	(222,572)	(113,115)	(219,105)
Credit impairment charges on loans and advances and financial leases	6	5,413,652	7,461,479	3,721,353
Credit impairment charges on off balance sheet credit and other financial instruments(1)		38,697	107	70,344
Gain on sales of assets	25.4	(103,481)	(170,910)	(171,482)
Valuation gain on investment securities	25.1 - 25.5	(2,376,109)	(1,680,403)	(1,786,416)
Loss upon disposal of investment in subsidiary, associates and joint ventures(2)		-	-	41,434
Valuation gain on derivative financial instruments		(323,784)	(180,246)	(68,055)
Income tax	13.2	2,392,336	1,932,555	2,748,421
Bonuses and short-term benefits		811,648	734,916	640,458
Dividends	25.5	(140,634)	(127,427)	(59,072)
Investment property valuation	25.4	(200,256)	(197,526)	(236,617)
Effect of exchange rate changes		307,689	(245,915)	(224,788)
Other non-cash items		(10,276)	74,905	22,632
Net interest		(17,589,640)	(18,572,492)	(16,341,023)
Change in operating assets and liabilities:
(Increase) / decrease in derivative financial instruments		(394,624)	859,961	348,554
(Increase) / decrease in accounts receivable		(713,069)	(525,550)	515,052
Increase in loans and advances to customers		(21,622,099)	(10,554,946)	(37,593,875)
Decrease / (increase) in other assets		895,908	(1,151,822)	(724,769)
(Decrease) / increase in accounts payable		(859,352)	945,923	2,719,586
(Decrease) / increase in other liabilities		(1,393,618)	245,593	(127,044)
Increase in deposits by customers		18,329,816	17,025,357	23,214,318
Decrease in estimated liabilities and provisions		(18,204)	(40,602)	(31,945)
Net changes in investment securities recognized at fair value through profit or loss		(8,401,726)	(1,988,166)	6,321,440
Proceeds from sales of assets held for sale and inventories		1,380,264	1,060,642	778,328
Recovery of charged-off loans	6	926,268	770,934	674,966
Income tax paid		(1,954,871)	(2,737,511)	(2,057,388)
Dividend received		223,313	155,676	81,899
Interest received		33,225,177	34,702,410	23,603,725
Interest paid		(14,982,367)	(15,978,748)	(7,508,066)
Net cash (used) / provided by operating activities		435,895	19,153,084	6,339,438
Cash flows from investment activities:
Purchases of debt instruments at amortized cost		(2,114,414)	(3,629,543)	(4,915,717)
Proceeds from maturities of debt instruments at amortized cost		1,622,184	4,738,686	4,260,063
Purchases of debt instruments at fair value through OCI		(448,930)	(7,837,997)	(6,562,334)
Proceeds from debt instruments at fair value through OCI		2,307,032	9,253,538	6,797,420
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures		(134,381)	(122,910)	(255,129)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures		40,489	16,804	198,807
Consideration paid to non-controlling interests(3)		-	-	(816,081)
Purchases of premises and equipment and investment properties		(2,042,094)	(2,412,123)	(3,538,855)
Acquisition of subsidiaries		-	-	799
Proceeds from sales of premises and equipment and investment properties		414,030	185,324	421,729
Purchase of other long-term assets		(203,112)	(351,468)	(245,204)
Net cash used in investing activities		(559,196)	(159,689)	(4,654,502)
Cash flows from financing activities:
Increase / (decrease) in repurchase agreements and other similar secured borrowing		550,584	304,846	(579,488)

Proceeds from borrowings from other financial institutions		9,416,739	9,855,033	14,374,110
Repayment of borrowings from other financial institutions		(10,496,891)	(9,921,582)	(5,874,833)
Payment of lease liability		(174,818)	(182,596)	(157,402)
Placement of debt instruments in issue(4)		4,155,253	1,781,728	2,138,125
Payment of debt instruments in issue(4)		(9,276,962)	(3,928,673)	(6,699,219)
Dividends paid		(3,398,756)	(3,298,183)	(2,310,666)
Transactions with non-controlling interests		(19,525)	(41,245)	(37,191)
Net cash (used) provided in financing activities(5)		(9,244,376)	(5,430,672)	853,436
Effect of exchange rate changes on cash and cash equivalents		2,412,167	(5,408,405)	3,777,073
(Decrease) / increase in cash and cash equivalents		(9,367,677)	13,562,723	2,538,372
Cash and cash equivalents at beginning of year	4	39,799,609	31,645,291	25,329,846
Cash and cash equivalents at end of year	4	32,844,099	39,799,609	31,645,291
(1)Mainly credit card limits and overdrafts.
(2)In 2022, was registered the spin-off of Protección S.A. and the creation of Asulado Seguros de Vida S.A., were registered; the Bank sold its interest in Asulado Seguros de Vida S.A. to SURA Asset Management S.A., to comply with the authorized investment regime.
(3)During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the participation in said private equity fund increased to 80.47%.
(4)For further information, see Note 18 Debt instruments in issues.
(5)For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

The statement of cash flows includes the following non-cash transactions, which were not reflected in the Consolidated Statement of Cash Flows:

•During the years ended December 31, 2024, 2023 and 2022, restructured loans and returned assets that were transferred to assets held for sale, inventories, and other assets for COP 1,408,331, COP 1,361,465 and COP 889,752, respectively,
•In 2024, asset received as payment in kind for a loan portfolio, which was recognized as an equity instrument representing an 11% stake in the units of the FCP Pactia Inmobiliario for COP 230,674.
•In 2024, cancellation of active credit operations as a source of payment for the acquisition of P.A. Cedis Sodimac.

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

The operating license was authorized definitively by the SFC according to Resolution number 3140 on September 24, 1993. The duration of the company was extended until December 8, 2144. The company may be dissolved or extended before said term.

The Parent Company´s bylaws are formalized in the public deed number 2040, dated July 26, 2024, at the 20th Notary´s Office of Medellín.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business. The Parent Company may, by itself or through its subsidiaries, own interests in other corporations, wherever authorized by law, according to all terms and requirements, limits or conditions established therein.

The Parent Company and its subsidiaries include the following operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, International Banking and Others. The activities carried out by each operating segment of Bancolombia Group are described in Note 3. Operating segments.

The Parent Company, through its subsidiaries, has banking operations and an international presence in United States, Puerto Rico, Panama, Guatemala, and El Salvador.

The assets and liabilities of operations in Barbados through Mercom Bank were transferred to other companies, leaving the balances of the credit portfolio and deposit portfolio at zero. As of December 31, 2024, the company is in the process of dissolution and liquidation.

Operations in the Cayman Islands through Sinesa Cayman, Inc. (before Bancolombia Cayman) have been canceled or transferred. On November 22, 2023, the Cayman Islands Monetary Authority approved the delivery of the banking license in accordance with Section 20(1)(a) of the Banking and Trust Companies Act (2021 Revision) (the “BTCA”). Therefore, the banking license has been canceled as of that date. As it is no longer a banking entity, on June 20, 2024, the name was changed to Sinesa Cayman, Inc., the company is currently in the process of dissolution and liquidation in the Cayman Islands Companies Registry.

The General Assembly of Shareholders of Transportempo S.A.S approved the liquidation of the company, making the corresponding adjudications and approvals of its final accounts. The above is recorded in Minute No. 98 of July 3, 2024.

On December 14, 2021, The Parent Company´s Board of Directors authorized the legal separation of the Nequi business, the digital platform of Bancolombia Group. The Financial Superintendence of Colombia (Superintendencia Financiera de Colombia) through Resolution 0843 of July 6, 2022, later modified by the Resolution 0955 of July 27, 2022, authorized the establishment of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation through which Nequi will operate as a 100% digital credit establishment. Nequi must obtain an authorization certificate or operating permit, accredited by the Financial Superintendence of Colombia in order to operate. Activities for this process are in progress. In September 2022, the company Nequi S.A. was created with a capitalization of COP 150,000 distributed mainly in Banca de Inversión Bancolombia S.A. Corporación Financiera with a participation percentage of 94.99%, Inversiones CFNS S.A.S. and others minority stockholders of 5.01%.
The Parent Company announced on October 29, 2024 that its Board of Directors authorized management to move forward with the steps necessary to modify the corporate structure of The Parent Company, its affiliates and subsidiaries through the creation of a holding company to be named Grupo Cibest S.A. as well as certain related corporate transactions.

The corporate structure changes will be presented, as applicable, for consideration at the shareholder meetings of the entities involved, including at an Extraordinary General Shareholders’ Meeting of the common and preferred shareholders of The Parent Company once required regulatory authorizations are obtained in Colombia and in other jurisdictions where The Parent Company ´s affiliates and subsidiaries operate.

The changes in the corporate structure include the following transactions:

(i)The distribution of certain subsidiaries by Bancolombia (Panama) S.A. to Sociedad Beneficiaria BC Panamá S.A.S., a company established by The Parent Company with the sole purpose of being the beneficiary of this distribution and subsequently merged into The Parent Company.
(ii)The merger of Sociedad Beneficiaria BC Panamá S.A.S into The Parent Company.
(iii)The distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera to The Parent Company.
(iv)The distribution of certain assets and subsidiaries of The Parent Company to Grupo Cibest.

Once the corporate structure changes are completed, Grupo Cibest will be the parent company of The Parent Company, its affiliates and subsidiaries.
The shareholders of The Parent Company will become shareholders of Grupo Cibest, maintaining the same number of shares and the same percentage investment and under the same terms and conditions they have in The Parent Company at the time the transaction is finalized, which means the transaction will not involve the change in any rights with respect to the common and preferred shares nor any transfer of value to third parties.

On January 13, 2025, The Parent Company announced the publication of notices of merger by absorption and distribution of certain assets.

As of December 31, 2024, Bancolombia Group has 34,114 employees, 34,786 banking correspondents, 6,113 ATMs and operates through 844 offices.
For more information on the Bank’s subsidiaries, see Note 2.C.1. Subsidiaries.

NOTE 2. MATERIAL ACCOUNTING POLICIES
A.   Basis for preparation of the consolidated financial statements
The consolidated financial statements of the Bank's are prepared in accordance with the International Financial Reporting Standards (hereinafter, “IFRS”) issued by the International Accounting Standards Board (hereinafter, “IASB”), as well as, the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS-IC”).
The preparation of consolidated financial statements in conformity with IFRS requires the use of accounting estimates that, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.
Preparation of the consolidated financial statements under going concern basis
Management has assessed the Bank's ability to continue as a going concern and confirms that the Bank has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on the Bank's liquidity position at the date of authorization of the consolidated financial statements, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.
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
C.   Consolidation
1.   Subsidiaries
The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of December 31, 2024 and 2023. The Parent Company consolidates the financial results of the entities over which it exerts control.
The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2024	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2023	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2022
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
Wompi S.A.S.(1)	Colombia	Technology services provider	100.00%	100.00%	99.98%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S. “En liquidación”(2)	Colombia	Transportation	-%	100.00%	100.00%
Inversiones CFNS S.A.S.(3)	Colombia	Investments	100.00%	99.94%	99.94%
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate investment fund	80.47%	80.47%	80.47%
P.A. Inmuebles CEM	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Calle 92 FIC-11	Colombia	Mercantile trust	52.31%	52.31%	52.31%
P.A. FIC Edificio Corfinsura	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. FIC-A5	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. FIC Inmuebles	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. FIC Clínica de Prado	Colombia	Mercantile trust	62.00%	62.00%	62.00%
P. A. FIC A6	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Central Point	Colombia	Mercantile trust	60.35%	60.35%	60.35%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(4)	Colombia	Mercantile trust	-%	80.47%	80.47%
P.A. Fideicomiso Twins Bay	Colombia	Mercantile trust	80.47%	80.47%	80.47%
Fideicomiso Lote Av San Martín	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Fideicomiso Lote 30	Colombia	Mercantile trust	80.47%	80.47%	80.47%
Fideicomiso Fondo Inmobiliario Bancolombia	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Florencia Ferrara(5)	Colombia	Mercantile trust	44.26%	44.26%	44.26%
P.A. Flor Morado Plaza(5)	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Galería la 33(6)	Colombia	Mercantile trust	80.47%	80.47%	-%
P.A. Linz Granz del Rio(7)	Colombia	Mercantile trust	44.26%	-%	-%
Fideicomiso Selecto Terrazu E1(7)	Colombia	Mercantile trust	64.38%	-%	-%
Valores Simesa S.A.(8)	Colombia	Investments	62.75%	64.93%	66.33%
Fideicomiso Lote Distrito Vera B1B2(8)	Colombia	Mercantile trust	62.44%	64.61%	66.00%
Fideicomiso Lote Distrito Vera B3B4(9)	Colombia	Mercantile trust	-%	64.61%	66.00%
Fideicomiso Lote B6 Ciudad del Rio(10)	Colombia	Mercantile trust	-%	-%	66.00%
P.A. FAI Calle 77(11)	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Salitre(12)	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Central-2(13)	Colombia	Mercantile trust	98.00%	98.00%	-%
P.A. Calle 84 (2)(13)	Colombia	Mercantile trust	98.00%	98.00%	-%
P.A. Calle 84 (3)(13)	Colombia	Mercantile trust	98.00%	98.00%	-%
P.A. Nomad Distrito Vera(14)	Colombia	Mercantile trust	98.00%	-%	-%
P.A. Nexo(14)	Colombia	Mercantile trust	98.00%	-%	-%
P.A. Mercurio(15)	Colombia	Mercantile trust	100.00%	100.00%	100.00%
P.A. CEDIS Sodimac(14)	Colombia	Mercantile trust	100.00%	-%	-%
Wenia S.A.S.(16)	Colombia	Technology services	100.00%	100.00%	100.00%

P.A. Wenia(16)	Colombia	Mercantile trust	100.00%	100.00%	-%
Nequi S.A. Compañía de Financiamiento(17)	Colombia	Financial services	100.00%	100.00%	100.00%
Sociedad Beneficiaria BC Panamá S.A.S.(18)	Colombia	Holding	100.00%	-%	-%
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Holding	99.17%	99.17%	99.17%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Banistmo Panamá Fondos de Inversión S.A.(19)	Panama	Investment fund holder	100.00%	100.00%	100.00%
Banistmo Capital Markets Group Inc.(19)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A.(19)	Panama	Real estate	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A.(19)	Panama	Real estate	100.00%	100.00%	100.00%
Steens Enterprises S.A.(19)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A.(19)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%	100.00%	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%	99.68%	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%	79.92%	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%	100.00%	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%	100.00%	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Financial Leasing	100.00%	100.00%	100.00%
Agencia de Seguros y Fianzas Agromercantil S.A.(20)	Guatemala	Insurance agency	-%	-%	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%	100.00%	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%	100.00%	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%	100.00%	100.00%
Conserjeria, Mantenimiento y Mensajería S.A. “En liquidación”	Guatemala	Maintenance services	100.00%	100.00%	100.00%
Mercom Bank Ltd.(21)	Barbados	Banking	99.68%	99.68%	99.68%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%	99.68%	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Sinesa Cayman, Inc. (before Bancolombia Cayman S.A)(22)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
Accelera S.A. de C.V. (before Credibac S.A. de C.V)	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Business and management advising	99.17%	99.17%	99.17%
Bancolombia Capital Holdings USA LLC	United States	Holding	100.00%	100.00%	100.00%
Bancolombia Capital Advisers LLC	United States	Investment advisor	100.00%	100.00%	100.00%
Bancolombia Capital LLC	United States	Securities brokerage	100.00%	100.00%	100.00%
Wenia Ltd.(16)	Bermuda	Technology services	100.00%	100.00%	100.00%
(1) During 2022 and 2023, Bancolombia Group through its subsidiary Banca de Inversión S.A., purchased remaining shares from minority investors.
(2) Company liquidated in July 2024. For more information, see Note 1. Reporting entity.
(3) During 2024, Banca de Inversión Bancolombia S.A acquired shares of Inversiones CFNS S.A.S., therefore Bancolombia Group increased its effective participation percentage.
(4) On February 29, 2024, the trust rights were transferred as a result of the sale by Fondo de Capital Privado Fondo Inmobiliario Colombia
(5) Companies consolidated by Fondo de Capital Privado Fondo Inmobiliario Colombia since April and December 2022, respectively. The P.A Florencia Ferrara is a subsidiary of Fondo de Capital Privado Fondo Inmobiliario Colombia, which has a 55.00% percentage of ownership. Bancolombia has an effective percentage of ownership in Fondo de Capital Privado Fondo Inmobiliario Colombia of 80.47%.
(6) Company consolidated by Fondo de Capital Privado Fondo Inmobiliario Colombia since March 2023.
(7) The P.A. Linz Granz del Rio and Fideicomiso Selecto Terrazu E1 are consolidated through Fondo de Capital Privado Fondo Inmobiliario as of September and December 2024, respectively.
(8) The decrease in the shareholding is due to the repurchase of outstanding stock carried out by Valores Simesa subsidiary (Parent of the fund) during 2024 and 2023.
(9) During 2024, the trust rights were transferred as a result of the sale by Valores Simesa S.A.
(10) During 2023, the trust rights were transferred as a result of the sale by Valores Simesa S.A.
(11) On March 1, 2022, the Parent Company was established as trustor of P.A. FAI Calle 77, owner of a property that will be used for rental housing.
(12) On April 4, 2022, the Parent Company was appointed as trustor of 100% of the trust rights of Patrimonio Autonomo Nomad Salitre, whose main purpose is to develop a Multifamily Project.
(13) During February and April 2023, the parent company was established as trustor of P.A. Nomad Central-2, P.A Calle 84 (2) and P.A. Calle 84 (3), through a management mercantile trust agreement.
(14) During May, June and November 2024, the parent company was established as trustor of P.A. CEDIS Sodimac, P.A. Nomad Distrito Vera and P.A. Nexo, respectively through a management mercantile trust agreement, for real estate activity purposes.
(15) On July 8, 2022, Bancolombia S.A. acquired control of Fidecomiso P.A. Mercurio, through a management mercantile trust agreement.
(16) On July 22, 2022, Bancolombia Group through the subsidiary, Sistemas de Inversiones y Negocios S.A. SINESA, established the company Wenia LTD in Bermuda, a digital corporate vehicle whose purpose is to provide technology services. On November 22, 2022, Wenia LTD established the company called Wenia S.A.S., whose purpose is the creation and implementation of operating systems and software applications. On May 17, 2023, Wenia S.A.S. was established as trustor of the fiduciary rights of P.A. Wenia.
(17) On December 14, 2021, the Board of Directors of the Parent Company authorized the legal separation of the business of Nequi, Bancolombia Group’s digital platform that offers financial services. The Superintendencia Financiera de Colombia, with Resolution 0843 of July 6, 2022, as amended by Resolution 0955 of July 27, 2022, authorized the incorporation of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation supervised by the Superintendencia Financiera de Colombia through which Nequi will operate as a 100% digital credit establishment. For further information, see Note 1. Reporting entity.
(18) On September 27, 2024, Sociedad Beneficiaria BC Panamá was established, a company whose corporate purpose is to be the beneficiary of the division of a company domiciled in Panama, by virtue of which it partially transfers its assets, as a consequence of the above, to be the owner of the assets and liabilities received on the occasion of said operation, and merge with a company domiciled in Colombia. For more information, see Note 1. Reporting entity.
(19) Investments in non-operational stage.
(20) Company liquidated as of June 2023.
(21) On September 30, 2021, Mercom Bank Ltd shareholder authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank, Ltd., to Banco Agromercantil de Guatemala, S. A. or other companies of the Bancolombia Group. For further information, see Note 1. Reporting Entity.
(22) On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Sinesa Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with the Bank's accounting policies, in order to prepare consolidated financial statements using uniform accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.
Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the Parent Company's shareholders' equity and profit or loss. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.
The loan and financial leases originated by Banistmo and Bancolombia Panama are subject to prudential regulation in Panama by the Superintendencia de Bancos de Panamá (“SBP”) requiring the maintenance of minimum reserves as a countercyclical capital buffer. For the years ended as of December 31, 2024 and 2023, the reserves recognized amounted to COP 972,818 and COP 835,527. The establishment of these reserves restrict the ability of the aforementioned subsidiaries to pay dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

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
3.    Fund’s administration
The Bank manages assets held in mutual funds and other forms of investment. Assets managed by the Bank's subsidiaries and owned by third parties are not included in the consolidated financial statements unless control exists as structured entities.

The Bank consolidates the following funds:

Name	Country	% of ownership interest held by the Bank, 2024	% of ownership interest held by the Bank, 2023	% of ownership interest held by the Bank, 2022	Assets managed
					December 31, 2024	December 31, 2023
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	80.47%	80.47%	80.47%	6,039,891	5,503,022
Fideicomiso Lote Distrito Vera B1B2(2)	Colombia	62.44%	64.61%	66.00%	26,367	25,073
Fideicomiso Lote Distrito Vera B3B4(3)	Colombia	-	64.61%	66.00%	-	56,295
Fideicomiso Lote B6 Ciudad del Rio(4)	Colombia	-	-	66.00%	-	-
Banistmo Panamá Fondos de Inversión S.A.(5)	Panama	100.00%	100.00%	100.00%	126,092	132,496
(1)It includes the amounts of certain equity instruments that are controlled through the subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, they meet the definition of control in accordance with IFRS 10. For further information, see Note 2.C. Consolidation. Also, during 2022, the Bank increased its participation in FCP Fondo Inmobiliario Colombia, which facilitates speed in decision-making in matters of government and strategy. For further information see Note 1. Reporting entity.
(2)    The decrease in equity interest is due to the repurchase by the subsidiary Valores Simesa S.A. (Parent of the fund), during 2024 and 2023. For further information, see Note 2.C. Consolidation.
(3)    During 2024, the trust rights were transferred by Valores Simesa S.A. (Parent of the fund).
(4)    During 2023, the trust rights were transferred by Valores Simesa S.A. (Parent of the fund).
(5)    Investment in non-operational stage. The variation in assets managed is mainly due to the effect of converting US dollars to Colombian pesos in the consolidation process, the closing exchange rate was to 3,822.05 in December 2023 and 4,409.15 in December 2024 and the exit of clients from one of its investment Funds. For further information, see Note 2.C. Consolidation.

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
4.    Non-controlling interest
Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. In a business combination, the amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The option for recognition is made on an investment-by-investment basis.
Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.
D.    Material Accounting Policies
The material accounting policies used by the Bank in the preparation of its consolidated financial statements are detailed below:
1.    Functional currency, transactions and balances in foreign currency
The functional and presentation currency of the Bank's consolidated financial statements is the Colombian peso. Therefore, all balances and transactions denominated in currencies other than the Colombian peso are considered as foreign currency, which are translated into the functional currency using the exchange rates at the dates of the transactions.
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

The Bank translated the results and financial position of foreign subsidiaries into the functional currency as follows:
•Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;
•Income and expenses for each statement of income and statement of comprehensive income is translated at average exchange rates for the period; and
•All resulting of such translations are recognized in other comprehensive income in the caption “Translation adjustment”.
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
The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert consolidated statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2024	December 31, 2023	December 31, 2022
Year-end exchange rate	4,409.15	3,822.05	4,810.20
Average rate for the period ended at	4,073.75	4,330.14	4,257.12
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
The goodwill acquired in a business combination is allocated, at the date of acquisition, to the Bank cash-generating units (or group of cash generating units) which are expected to benefit from the combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units or group of units.

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
4.1.1.  Classification and measurement of financial assets
The Bank classifies its financial assets considering the business model and the characteristics of contractual cash flows (cash flows that consist solely of payments of principal and interest on the principal amount outstanding at specified dates – “SPPI”) in accordance with the following categories of subsequent measurement:
•Amortized cost: measured at cost using the effective interest rate method, excluding future credit losses, and considering transaction costs and premiums granted, less commissions and discounts received that are included in the calculation of the effective interest rate.
•Fair value through other comprehensive income (“FVOCI”): measured using fair value, variations in the fair value of the investment are recognized in other comprehensive income, except for impairment losses or recoveries, interest income, and gains or losses on foreign exchange, which are recognized in the income statement.
•Fair value through profit or loss (“FVTPL”): measured using fair value, variations in the fair value are recognized in the income statement.
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

4.1.2.  Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVTOCI”
4.1.2.1.   Impairment of loan portfolio and financial leasing transactions
Expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgments that consider historical credit data, the current situation of the borrower and reasonable and proper forecasts of future economic conditions. Collective models include parameters such as the probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default. These models also incorporate a prospective approach that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate significant defaulted loans. This evaluation will consider the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the expected future cash flows from the client.
At the end of each period, the Bank assesses the impairment model based on the expected loss of a financial asset or a group of them, measured at amortized cost. The impairment loss will be measured from “day 1” after its initial recognition. The model is structured in three stages in which the financial asset can be categorized, from its initial recognition. This categorization considers the degree of credit risk, and the circumstances that produce a significant increase in it, as described below:
•Stage 1: Financial instruments that have not experienced a significant increase in credit risk since their initial recognition, or that have low credit risk at the reporting date.
•Stage 2: Financial instruments that have experienced a significant increase in credit risk since their initial recognition (unless they have low credit risk at the reporting date), but do not have objective evidence of impairment.
•Stage 3: Financial assets that have objective evidence of impairment (“OEI”) at the reporting date.
For each of the stages, an expected credit loss (“ECL”) is calculated. This calculation takes into account both current and future conditions, the behavior of the portfolio and various associated macroeconomic conditions.
•For stage 1, a 12-month ECL is calculated. This represents the expected credit losses that could occur from default events within 12 months after the reporting date.
•For stage 2 and 3, a Lifetime ECL is calculated. This represents the expected credit losses that could occur from all possible default events over the expected life of the financial instrument.
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
Quantitative criteria
•Clients who are more than 30 days past due.
•Lifetime PD assessment: The Bank has determined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. To measure this difference, two thresholds are defined:
▪Absolute threshold: This is the absolute difference between the current lifetime PD and the residual lifetime PD at initial recognition. A positive absolute variation beyond this threshold indicates an increase in the instrument’s risk.
▪Relative threshold: This is a percentage variation between the value of the current lifetime PD and the residual lifetime PD at initial recognition. A positive percentage variation beyond this threshold indicates an increase in the instrument’s risk.
If the PD comparison surpasses one threshold but not the other, it is not considered a significant increase in the instrument’s risk.

If the instrument does not exceed the threshold, other qualitative criteria are assessed. These can identify a significant increase in credit risk even when the obligation is nearing expiration. The criteria are as follows:
Qualitative criteria
•Assets restructured due to risk, where the client is experiencing financial difficulties, are classified in stage 2, until the instrument is canceled, cured, or transferred to stage 3 because it meets the definition of default.
•Customers who are no longer in default (stage 3) remain in stage 2 for a period of 12 months.
•For SME and Corporate clients on the watch list with a medium risk level.
•The Bank also reviews every six months to see if there are collective criteria for the migration of a group of clients to stage 2. For example, if a significant change has occurred from the commencement of a specific product or geographic region, or the occurrence of industry events, regulatory changes, market changes or any other significant event impacting the generation of future cash flow of the customer's operation.
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
The Bank applies the following criteria to ascertain if there is a breach:
Quantitative criteria
•Clients with an active portfolio and who have at least one instrument written off in the modality.
•Clients who are 90 or more days past due.
Qualitative criteria
•Clients in special states of restructuring, business reorganization or insolvency agreements.
•For SME and Corporate clients on the watchlist a high-risk level.
•The Bank also aligns all products of the same client to stage 3 when at least one of its obligations is in default.
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
In Colombia, for SME and Corporate portfolio, the risk level is estimated based on models that allow assigning an internal rating to a client considering their economic sector and in accordance with multiple variables. These include: financial information, transactional data, sectoral data, qualitative variables, and behavior. These models aim to achieve greater assertiveness in classifying the risk level of the Bank's clients, greater discrimination and precision, the use of non-traditional information, and interpretability, with the goal of achieving a deep understanding of the client. These methodologies play a fundamental role in the evaluation and monitoring of credit risk.
To estimate the expected credit losses (“ECL”) under the collective methodology, the following formula is used:
ECL = Probability of Default * Loss Given Default * Exposure at Default
The factors are estimated using statistical models developed from internal historical information of the entity and then adjusted with forward-looking information as described below:
•Probability of Default (“PD”): Estimated probability of occurrence of a default of an instrument. IFRS 9 proposes the specification of this parameter and its application according to the classification of stages 1, 2 and 3.
◦PD 12 months: The estimated probability of occurrence of a default in the next 12 months of the instrument’s life as of the date of analysis. The Bank defines the use of PD 12 months for current portfolio that does not present a significant increase in credit risk or any impairment evidence (portfolio classified in stage 1). To estimate the probability of default for 12 months, the Bank uses traditional techniques such as logistic regression, modeling the behavior of the portfolio by level of risk for each of the segments.
◦Lifetime PD: The estimated probability of occurrence of a default over the remaining life of an instrument, being dependent on the conditions of the product and the level of risk. The Bank defines the use of lifetime PD for portfolio with a significant increase in credit risk (portfolio classified in stage 2). The Bank estimates this factor using survival models which propose a statistical analysis to quantify the survival rate of a portfolio for a given period. One of the advantages of the methodology is the inclusion of prepaid models.
◦PD stage 3: The customers evaluated by the collective methodology in stage 3 have an associated probability of default of 100.00%.
•Loss Given Default (“LGD”): The severity of Loss Given Default is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is equal to (1 - Recovery Percentage), where the recovery percentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, the use of appraisals to determine the value of the collateral and time to repossession and recovery costs observed.
•Exposure at Default (“EAD”): The exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), this is based on the contractual repayments owed by the borrower over a 12 month or lifetime basis.
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
To make the projections, the Economic Research team has defined a process for the generation of estimates under two perspectives: thematic and analytical.
•Thematic Perspective: in the first instance, a series of external variables are defined, which are those whose values are established at a global level and in whose definition the idiosyncratic dynamics of the analyzed country have no incidence. As these are issues whose detailed study is beyond the scope of the Corporate Economic Research team, the Bank uses as reference the estimates made by external analysts.
•Analytical Perspective: this consists in the compilation of the historical information for the most important economic and financial variables of each country. The information bases are compiled from official sources, which mostly correspond to official authorities, such as the Superintendency, the Official Statistics Department or the Central Bank of each country. The Bank estimates forecasts based on time series models widely used in econometrics.

As a result, projections are obtained for the economic variables of interest, which are formulated monthly in a time horizon that includes the current year and four subsequent years. After that period, given the technical quality constraints of the exercises and the high uncertainty, the projection of the economic variables for the total remaining useful life of each instrument corresponds to the projected value for the last period.

The Bank considers that a five year projection horizon continues to be reasonable and that maintaining the fifth-year estimate for subsequent periods is a reasonable approximation. This is based on the natural behavior of any statistical or econometric exercise of variable projection, in which the series tend towards a reversion to the mean or to the long-term trend or equilibrium level. Then, in subsequent periods they remain there once the macroeconomic projections reach that steady state and only the materialization of a shock (unpredictable, so it is not possible to project when it will happen) would cause a deviation.

It is reasonable to think that in a period of 5 years, the macroeconomic variables projection would already be at a level very close to their equilibrium, since historically the maximum periods of consecutive deviation above or below the long-term trend (more or less 0.25 standard deviations of the variable) of the economic cycle (from the series of annual economic growth in the period 1972-2024) has been precisely a period of 5 years.
Economic scenario weightings
To incorporate not only a perspective, but also to recognize the uncertainty surrounding the short and medium-term economic context that the country will experience, the projection work incorporates three scenarios: base, optimistic and pessimistic.
These scenarios reflect reasonable (non-extreme) expectations. The current weighting in the year-end macroeconomic forecasts was as follows:

	Optimistic		Base		Pessimistic
Country	2024	2023	2024	2023	2024	2023
Colombia	15.00%	15.00%	60.00%	50.00%	25.00%	35.00%
Panama	20.00%	20.00%	55.00%	50.00%	25.00%	30.00%
El Salvador	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%
Guatemala	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%

The following is a comparison of the main macroeconomic variable projected in each country, "GDP growth", used to estimate ECL as of December 31, 2024 and 2023:

As of December 31, 2024
	Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2024	1.98%	1.80%	1.59%	3.51%	2.46%	1.41%
2025	3.89%	2.57%	1.23%	6.04%	3.48%	0.92%
2026	4.76%	2.96%	1.16%	6.68%	3.76%	0.85%

As of December 31, 2024
	Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2024	3.83%	3.48%	3.12%	3.10%	2.59%	2.09%
2025	4.46%	3.46%	2.45%	3.77%	2.36%	0.95%
2026	4.55%	3.35%	2.14%	3.93%	2.25%	0.58%

As of December 31, 2023
	Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2023	1.64%	1.16%	0.68%	7.92%	5.95%	3.99%
2024	2.37%	0.87%	(0.63)%	6.68%	4.00%	1.33%
2025	4.47%	2.60%	0.73%	7.17%	4.20%	1.23%

As of December 31, 2023
	Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2023	3.69%	3.12%	2.55%	2.75%	2.25%	1.74%
2024	4.33%	3.26%	2.19%	3.32%	1.90%	0.49%
2025	4.61%	3.38%	2.15%	3.76%	2.08%	0.41%
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
Customers classified as individual methodology will be evaluated at least twice a year and, additionally, each time a relevant event occurs that reflects in significant changes in their level of risk and that leads to a change in the scenarios previously analyzed. The relevant events can be:
•Significant changes in the value of the guarantee,

•Expected or adverse changes in the business,
•Potentially shocking regulatory changes for the business,
•Changes they make in their commercial and operational dynamics, and
•Significant amount of payments made by the client.
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
•Financial projections of the client.
•Debt simulator.
•Expected NPV calculation.
Approach via guarantee recovery: This refers to the "Gone concern", that is, it is assumed that the payment of the obligation will be given through the execution of guarantees, liquidation of assets, the execution of personal guarantees and adjudication of assets through judicial processes. The calculation of the NPV with guarantee approach includes:
•Analysis of the guarantee.
•Future value of the guarantee.
•NPV calculation.
•Recovery times.
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
Investments are classified in stages according to the risk level (rating), as follows:
Stage 1:
•Investments rated at investment grade.
•Investments rated at speculation grade, if:
◦The current external rating is maintained or improved against the rating granted on the date of purchase.
◦If there is a rating deterioration, the deterioration is lower than the number of notches that signify a significant increase in risk.
Stage 2:
•Investments that pass from an investment grade rating to speculation level.
•If there is a rating deterioration, the deterioration is a number of notches that signify a significant increase in risk.
Stage 3:
•Investments that are classified as default.
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
Measurement of expected losses:
Impairment: [Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)
•All instruments classified in stage 1 will be assigned a default probability for 12 months.
•All instruments classified in stage 2 will be assigned a probability of default for the life of the instrument.
•All instruments classified in stage 3 will be assigned a default probability of 100.00%.
To estimate the impairment of the instruments if the issue has an external rating, provision is made with the PD (Probability of default) of the external rating agency; if it does not have an external rating, it is determined from the internal rating model and the default probability of the portfolio.
In all cases, the LGD (Loss Given Default) is the parameter calculated by the external rating agency for the investment portfolio at the closure of December 2024 it corresponds to 66.60%.
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
When the Bank retains the contractual rights to receive cash flows from the financial asset, but assumes a contractual obligation to pay those cash flows to other entities, it shall treat the transaction as a transfer that results in derecognition if:
•It has no obligation to pay any amounts to the other entities unless it collects equivalent amounts from the assets;
•It is prohibited from selling or pledging the assets; and
•It has an obligation to remit without material delay any cash flows it receives from the assets.
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

		Length of delinquency (days)
Type	Collateral	Grupo Agromercantil Holding S.A.	Banistmo S.A.	Banco Agrícola S.A.	Bancolombia S.A.
	Without collateral			180
Commercial	With collateral	N/A(1)	360	360	360
	Without collateral	180	180	180	180
Consumer	With collateral	540 for vehicles collateral	1080 for mortgage collateral	720 for mortgage collateral
	Without collateral		180
Small Business Loan	With collateral	N/A(1)	1080 for mortgage collateral	180	180
Mortgage	With collateral	1440	1080	720	N/A(1)
(1)Not dependent on the length of delinquency but on the reasons underlying a loan's non-recoverability.
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
4.2.1.     Classification and Measurement of Financial Liabilities
Financial liabilities are classified and subsequently measured as follows:
•Amortized cost, measured at cost using the effective interest rate method.
•Fair value through profit or loss (“FVTPL”), measured using fair value, with variations in value recognized in the income statement.
•Irrevocably designated at fair value through profit or loss, measured using fair value, with variations in value recognized in the income statement. The effect of changes in own credit risk is presented in other comprehensive income.
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
The Bank assesses at the inception of the hedge and on an ongoing basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):
•Economic relationship between the hedging instrument and the hedged item.
•The effect of credit risk does not predominate over the value of the economic relationship.
•Designated hedge ratio is consistent with risk management strategy.
The Bank discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective.
Before the establishment of hedge accounting, the Bank documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Asset and Liability Management Committee.

Hedge relationships are classified and accounted for in the following ways:
Fair value hedges
Fair value hedges are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.
Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recorded in the same line item of the consolidated statement of income as hedged item. The change in fair value of the hedged item that is attributable to the hedged risk is recorded as part of the carrying value of the hedged item, and it is also recognized in the same line item of the consolidated statement of income as the hedge item.

For fair value hedges of items carried at amortized cost, adjustments to the carrying value are amortized to the consolidated statement of income over the remaining life of the hedge item until maturity. Amortization is based on a recalculated effective interest rate at the beginning of the amortization period, which begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment shall be amortized fully by maturity of the financial instrument or, in the case of a portfolio hedge of interest rate risk, by expiry of the relevant repricing period.

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
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income as interest and valuation on financial instruments.

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
Hedges of a net investment in a foreign operation
In accordance with IFRS 9 and IFRIC 16 Hedges of a net investment in a foreign operation, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from currency translation of consolidated financial statements and goodwill of its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the Parent Company and financial liabilities. The hedge accounting requires that the Bank accounts for the gain or loss derived from the foreign exchange differences related to the debt securities that are determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 Effects of changes in foreign exchange rates as detailed in 1. Functional currency, transactions and balances in foreign currency. When a foreign operation is sold or an outstanding security that forms part of the net investment is paid, the related exchange differences are reclassified to the consolidated statement of income as part of the gain or loss on sale.

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

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank's share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. Any excess of the Bank's share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Bank's share of the associate or joint venture’s profit or loss in the period in which the investment is acquired. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets. Impairment losses are recognized in accordance with the policy for impairment of assets, cash-generating units and goodwill (see section 12. Impairment of assets, cash-generating units and goodwill, of this note).
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
When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the consolidated statement of comprehensive income as “Unrealized gain/loss on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the consolidated statement of income as “Dividends and net income on equity investments”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank's consolidated financial statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost. When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the consolidated statement of income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.
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
When the Bank transacts with a joint operation in which the Parent Company or its subsidiaries is a joint operator (such as a sale or contribution of assets), the Bank is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Bank's consolidated financial statements only to the extent of other parties’ interests in the joint operation.

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
The Bank uses the following indicia of transfer of risk and rewards incidental to ownership to the asset; if one of them is met, lease is classified as a finance lease:
•The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset, upon termination of the lease.
•The term of the lease covers most of the economic life of the asset, even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e., when the minimum lease term represents 75% or more of the economic life of the leased asset.
•At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
•The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.
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

The Bank's intangible assets comprise mainly intangibles of finite useful life, such as licenses, software and computer applications, customer relationships and trademarks (See Note 9. Goodwill and intangible assets, net). Intangibles of indefinite useful life include Goodwill.
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
10.  Inventories
The Bank recognizes as inventory the assets or returned property from finance or operating lease and real estate acquired or held in construction for sale in the ordinary course of business.

Assets or returned property from finance or operating lease

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
Real estate acquired or in construction for sale

Real estate acquired or in construction for sale in the ordinary course of the Bank’s business mainly include:
•Real estate units in construction: Refers to investments made in real estate construction projects (residential, commercial, etc.) that are in the development phase.
•Real estate units in inventory: Corresponds to real estate units available for sale.

The cost of real estate acquired or in construction for sale includes all expenses incurred in their acquisition and transformation, as well as other expenses necessary to complete them. Once the construction phase is completed, any subsequent costs will be recognized as an expense in the income statement for the period.

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
10.1.   Digital assets
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
The Bank does not monetize unsupported assets or assets transferred through unsupported networks that are realized on the platform. The unsupported crypto assets or crypto assets received through unsupported networks are not material to the consolidated financial statements as of December 31, 2024.

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
The recoverable amount of non-financial assets or cash-generating units is defined as the higher of fair value less costs of disposal and value in use. Fair value is determined by Management with reference to market value (if available), through pricing models, or with the assistance of a valuation specialist. Meanwhile, value in use requires Management to develop significant assumptions and estimates to forecast cash flow for periods that extend beyond the normal requirements of management reports, assessing the appropriate discount rate and growth rate.

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
There is evidence of impairment when these group of assets remain in the consolidated statement of financial position for a period of time exceeding one year from the reception date, without buyer having been found, despite the Bank's ongoing efforts to sell them (even adjusting the selling price).
Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable”, and a complete impairment is carried out.
15.  Derecognition of non-financial assets
The Bank non-financial assets are derecognized either on disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the value obtained on disposal and the carrying amount is recognized in the consolidated statement of income.
16.   Employee benefits
16.1. Short term benefits
The Bank grants to its employees short-term benefits such as bonuses based on added value to clients and the Bank's results, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 19. Employee benefit plans.
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
16.3. Pensions and other post-employment benefits
–Defined contribution plans
The Bank makes monthly contributions to pension funds, due to legal requirements and it has no legal obligation to pay further contributions.
The Bank recognizes contributions in the consolidated statement of income once the contribution is accrued. Any contributions unpaid at the consolidated statement of financial position date are included as a liability.
–Defined benefit plans
These are post-employment benefit plans in which the Bank has the legal or constructive obligation to take responsibility for the payments of benefits that have been agreed, for example, severance pay, pension recognition bonuses, and pensions for retirees who fall under the Bank’s responsibility, as well as any other defined benefit plans agreed upon with former employees. The Bank makes an actuarial valuation based on the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country (interest rate of treasury bonds [“TES”], representative of the nation's public debt), related to the characteristics and the benefit flows weighted average, to discount such obligation.

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
•Noncompliance with the contract signed by the guaranteed entity.
•Noncompliance with the payment for energy supply.
•Noncompliance with the construction and operating of power plants.
•Noncompliance with the construction and operating of transmission lines.
Guarantees for the hydrocarbons sector
The Bank is responsible before the guarantee’s beneficiary in the following situations:
•Noncompliance with the contractual obligations in the Minimum Exploration Program.
•Noncompliance with the contractual obligations in the Additional Exploratory Program.
•Noncompliance with the contractual obligations in the Post Exploratory Program.
•Noncompliance with the Technical Evaluation obligations.
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
For further information about deferred tax considerations derived from the last Colombian tax reform (Law 2277 of 2022), see Note 13. Income tax.
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

The significant accounting estimates that the Bank uses in preparing its consolidated financial statements are detailed below:
1.     Credit risk impairment
As disclosed by Management and described in section D. Material Accounting Policies, paragraph 4.1.2. Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVTOCI’, expected credit losses are calculated using individual and collective models and methodologies based on significant assumptions and judgment considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the prospective approach that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the future cash flows expected from the client.
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
Given the inherent uncertainties and the high level of subjectivity involved in the assessment of three following factors, it is possible that the outcomes in the next financial year could differ from the expectations on which Management’s estimates are based:
•Exposure at default: The exposed balance of assets to the current capital balance, interest, and receivable accounts. In the case of products whose nature is revolving and that have an available borrowing that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter includes an estimation of the use of those products after the client’s default.
•Probability of default (“PD”): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of 12 months. This is linked to the rating/scoring of each debtor/operation.
•Loss given default (“LGD”): This is defined as the economic impairment that the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation.
Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank Chief Risk Officer (“CRO”) on a regular basis, using robust validation procedures in order to assure a reasonable coverage of effective losses. This process enables Management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations. Internal controls, data governance standards and approval processes, have been implemented by the Bank to make estimations more accurate.
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

The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 12. Goodwill and intangible assets, net, for further information related to carrying amount, valuation methodologies, key assumptions, sensitivities and the allocation of goodwill.
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
In the event that the IASB issues final guidance, the Bank may be required to modify its accounting policies, which could have a significant effect on the Bank´s consolidated financial statements.
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
For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 13. Income tax.
5.     Provisions and contingent liabilities
The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of the Bank's business activities. These contingencies are evaluated based on Management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the consolidated statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating timing, nature and amount of outflows that may result from past events.
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
The Bank considers the estimates used to determine the provisions for contingent liabilities critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings.

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
8.     Transaction price determination
With respect to contracts with the Bank's customers, for the determination of the transaction price, the Bank allocates to each one of the performance obligations under the contract the price which represents the value expected to be received in respect of each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. The Bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price. For further information, see Note 25. Operating income.
9.      Leases
The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. In the Bank's case, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. The Bank performs analysis taking into account the currency, lease term, economic environment and class of underlying assets, as to determine the weighted average lessee’s incremental borrowing rate. For further information, see Note 11. Leases.
10.   Uncertainty over income tax treatments
In the process of determining the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could arise from those made by the entity. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country, at any time the tax authority could have different criteria from the Bank. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability Bank's accounting, in accordance with the requirements of IAS 12.
Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations, and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 13. Income tax.
F.     Recently issued accounting pronouncements
a)    Recently issued accounting pronouncements applicable in future periods
Amendments Supplier financing agreements to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: The amendments to IAS 7 and IFRS 7 establish disclosure requirements for vendor financing arrangements. This allows users of financial statements to assess the impact of these arrangements on an entity's liabilities and cash flows. The amendments to IAS 7 and IFRS 7 include: Qualitative and quantitative disclosure requirements, Clarification of the characteristics of the agreements that qualify or not, as vendor financing contracts.

This amendment is effective as of January 1, 2024. This amendment do not apply to the Bank.

Amendments to IFRS 9 Financial instruments and IFRS 7 Financial instruments: disclosures - Classification and measurement of financial instruments: In May 2024, the Board issued amendments to the classification and measurement requirements in IFRS 9. These amendments respond to feedback from post-implementation review of the accounting standard and clarify the requirements in areas where stakeholders have raised concerns, or where new issues have emerged since IFRS 9 was issued.
These amendments include:
–Clarifying the classification of financial assets with environmental, social and corporate governance (ESG) and similar features: ESG-linked features in loans could affect whether the loans are measured at amortised cost or fair value. To resolve any potential diversity in practice, the amendments clarify how the contractual cash flows on such loans should be assessed.
–Settlement of liabilities through electronic payment systems: The amendments clarify the date on which a financial asset or financial liability is derecognised. The IASB also decided to develop an accounting policy option to allow a company to derecognise a financial liability before it delivers cash on the settlement date if specified criteria are met.

With these amendments, the IASB has also introduced additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features, for example features tied to ESG-linked targets.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, and early application is permitted.

Management is assessing the impact that these amendments will have on the Bank's consolidated financial statements and disclosures.

New standard NIIF 18 Presentation and Disclosure in Financial Statements: In April 2024, the Board issued IFRS 18 to replace IAS 1 Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve the way companies report their financial performance and give investors a better basis for analyzing and comparing companies:

–Improved comparability in the statement of income: IFRS 18 introduces three defined categories for income and expenses (operating, investing and financing) to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit.
–Enhanced transparency of management-defined performance measures: The new standard requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures.
–More useful grouping of information in the financial statements: IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. In addition, the new standard requires companies to provide more transparency about operating expenses, helping investors to find and understand the information they need.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and early application is permitted.

Management is assessing the impact that these amendments will have on the Bank's consolidated financial statements and disclosures.

Annual improvements to IFRS: On July 18, 2024, the Board issued narrow amendments to IFRS and accompanying guidance as part of its regular maintenance of the Standards. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS, including IFRS 1 First-time Adoption of International Financial Reporting Standards; IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 Financial Instruments; IFRS 10 Consolidated Financial Statements; and IAS 7 Statement of Cash Flows.

The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted.

These amendments have been reviewed by Management and have no impact on the Bank's consolidated financial statements and disclosures, due to the annual improvements are limited to changes that either clarify the wording in an IFRS or correct relatively minor unintended consequences or oversights in the Accounting Standards.

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

The chief operating decision maker (CODM) uses a variety of information and key financial data on a segment basis to assess the performance and make decisions regarding the investment and allocation of resources, such as:

•Net interest margin (Net margin on financial instruments divided by average interest-earning assets).
•Return on average total assets (Net income divided by average total assets).
•Return on average stockholders’ equity.

•Efficiency ratio (Operating expenses as a percentage of interest, fees, services and other operating income).
•Asset quality and loan coverage ratios.

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

The Bank’s operating segments are comprised as follows:

• Banking Colombia

This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals to guarantee quality service and promote business growth and country development.

In order to offer specialized services to individuals, small and medium-sized enterprises (SMEs) and large companies, the individual sales force classifies its target customers as: Personal, Plus and Corporate. The Bank´s corporate and government sales force targets and specializes in companies with more than COP 100,000 in revenue in twelve economic sectors: agribusiness, commerce, manufacturing of supplies and materials, consumer goods, financial services, health, education, construction, government, infrastructure, real estate, and natural resources.

This segment is responsible for managing the Bank operations with its own portfolio, liquidity and distribution of treasury products and services to its customers in Colombia.

As of December 31, 2024, Nequi is in process to obtain an authorization certificate or operating permit, accredited by the Financial Superintendence of Colombia in order to operate. For further information, see Note 1. Reporting Entity.

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

• Banking El Salvador

This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador through Banco Agrícola S.A. Banking El Salvador also includes operations of the following subsidiaries: Banagrícola S.A, Inversiones Financieras Banco Agrícola S.A. IFBA, Bagrícola Costa Rica S.A., Gestora de Fondos de Inversión Banagricola, S.A, Valores Banagrícola S.A. de C.V., Accelera S.A. de C.V. (before Credibac S.A. de C.V.) and Arrendadora Financiera S.A. Arfinsa.

This segment is also responsible for the management of Banco Agrícola’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

• Banking Guatemala

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A., Banking Guatemala also includes operations of the following subsidiaries: Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A.(company in liquidation), New Alma Enterprises LTD. On June 29, 2023, Agencia de Seguros y Fianzas Agromercantil S.A.S. was wound up. The assets and liabilities of operations in Barbados through Mercom Bank were transferred to other companies, leaving the balances of the credit portfolio and deposit portfolio at zero as of January 31, 2023. As of December 31, 2024, the company is in the process of dissolution and liquidation, for further information, see Note 1. Reporting Entity.

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

• International Banking

This segment provides a complete line of international banking services to Colombian and foreign customers through Bancolombia Panamá S.A. and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

Operations in the Cayman Islands through Sinesa Cayman, Inc. (before Bancolombia Cayman) have been canceled or transferred. As of December 31, 2024, the company is in the process of dissolution and liquidation. For further information, see Note 1. Reporting entity.

• All other segments

This segment provides financial and operating lease activities, including leasing services to clients in Colombia. Bancolombia offers these services mainly through Renting Colombia S.A.S. Additionally, the Bank provides real estate service through the FCP Fondo Inmobiliario Colombia, P.A. FAI CALLE 77, P.A. Nomad Salitre, P.A. Mercurio, P.A. Nomad Central, P.A. Calle 84 (2), P.A. Calle 84 (3) and since 2024 through P.A. Cedis Sodimac, P.A. Nomad Distrito Vera and P.A. Nexo. The General Assembly of Shareholders approved the liquidation of Transportempo S.A.S. (minute No. 98 of July 3, 2024)

This segment also includes results from the operations of other investment vehicles of the Bank: Valores Simesa S.A., Negocios Digitales Colombia S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa and the technology services company Wompi S.A.S. In addition, it includes Wenia LTD, a corporate vehicle for the creation and implementation of operating systems and software applications and it includes Wenia S.A.S. and Wenia P.A.

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

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2024
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total segments
In millions of COP
Total interest and valuation on financial instruments	27,543,286	2,689,904	1,851,126	1,939,602	61	6	44,750	1,203,838	271,648	35,544,221
Interest income on loans and financial leases	25,632,102	2,283,111	1,623,427	1,807,334	61	-	5,327	987,378	274,811	32,613,551
Debt investments	1,503,298	316,205	226,122	134,101	-	6	37,480	116,662	41	2,333,915
Derivatives, net	155,794	3,322	775	-	-	-	(2,463)	(94)	(3,204)	154,130
Liquidity operations, net	252,092	87,266	802	(1,833)	-	-	4,406	99,892	-	442,625
Interest expenses	(11,588,039)	(1,336,250)	(437,244)	(804,815)	(192)	-	(165)	(708,671)	(148,535)	(15,023,911)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,955,247	1,353,654	1,413,882	1,134,787	(131)	6	44,585	495,167	123,113	20,520,310
Credit impairment charges, net	(4,220,207)	(456,748)	(236,086)	(394,589)	(554)	768	-	(91,617)	(53,316)	(5,452,349)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,735,040	896,906	1,177,796	740,198	(685)	774	44,585	403,550	69,797	15,067,961
(Expenses) Revenues from transactions by the operating segments of the Bank	(151,933)	(40,110)	(19,110)	(87,061)	(58,498)	7,823	86,150	410,003	(147,264)	-
Fees and commissions income(1)	5,660,355	562,330	515,734	211,778	448,854	69,266	132,192	51,901	36,428	7,688,838
Fees and commissions expenses	(2,885,272)	(286,392)	(226,445)	(85,700)	(3,804)	(115)	(8,600)	(10,116)	(5,330)	(3,511,774)
Total fees and commissions, net	2,775,083	275,938	289,289	126,078	445,050	69,151	123,592	41,785	31,098	4,177,064
Other operating income	800,252	65,876	40,818	130,140	13,737	1,609	7,566	12,435	1,969,552	3,041,985
Dividends and net income on equity investments(2)	(121,975)	11,474	4,338	1,555	45,558	(97,585)	3,622	25	257,561	104,573
Total operating income, net	15,036,467	1,210,084	1,493,131	910,910	445,162	(18,228)	265,515	867,798	2,180,744	22,391,583
Operating expenses(3)	(8,651,424)	(853,980)	(771,078)	(645,310)	(168,494)	(55,157)	(188,573)	(98,570)	(1,083,199)	(12,515,785)
Impairment, depreciation and amortization	(770,207)	(128,544)	(93,982)	(61,471)	(3,000)	(89)	(2,759)	(8,016)	(49,813)	(1,117,881)
Total operating expenses	(9,421,631)	(982,524)	(865,060)	(706,781)	(171,494)	(55,246)	(191,332)	(106,586)	(1,133,012)	(13,633,666)
Profit before income tax	5,614,836	227,560	628,071	204,129	273,668	(73,474)	74,183	761,212	1,047,732	8,757,917
(1)For further information about income from contracts with customers, see Note 25.3. Commissions income, net.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2023
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total segments
In millions of COP
Total interest and valuation on financial instruments	29,230,060	2,826,559	1,773,140	1,795,543	47	6	45,875	1,112,171	262,758	37,046,159
Interest income on loans and financial leases	28,366,678	2,415,234	1,524,765	1,726,821	47	-	5,076	940,091	262,075	35,240,787
Debt investments	937,090	301,167	236,350	60,534	-	6	36,538	85,091	683	1,657,459
Derivatives, net	(167,887)	817	11,187	-	-	-	(1,747)	(188)	-	(157,818)
Liquidity operations, net	94,179	109,341	838	8,188	-	-	6,008	87,177	-	305,731
Interest expenses	(13,464,980)	(1,238,112)	(464,851)	(731,886)	(179)	(1)	(222)	(596,039)	(172,025)	(16,668,295)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,765,080	1,588,447	1,308,289	1,063,657	(132)	5	45,653	516,132	90,733	20,377,864
Credit impairment charges, net	(6,480,377)	(270,501)	(154,938)	(499,368)	(2,893)	(380)	106	4,164	(57,399)	(7,461,586)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	9,284,703	1,317,946	1,153,351	564,289	(3,025)	(375)	45,759	520,296	33,334	12,916,278
(Expenses) Revenues from transactions by the operating segments of the Bank	(187,467)	(34,105)	(17,844)	(76,054)	(16,518)	13,949	68,617	415,508	(166,086)	-
Fees and commissions income(1)	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878
Fees and commissions expenses	(2,522,927)	(258,897)	(188,972)	(89,405)	(4,244)	(238)	(8,645)	(11,042)	(12,910)	(3,097,280)
Total fees and commissions, net	2,729,172	274,033	290,596	133,795	357,721	55,679	95,340	36,186	11,076	3,983,598
Other operating income (expenses)	1,575,845	36,939	51,656	130,757	14,107	(1,011)	4,737	16,794	2,149,826	3,979,650
Dividends and net income on equity investments(2)	17,613	13,498	10,982	1,827	33,275	(98,512)	6,416	37	225,049	210,185
Total operating income, net	13,419,866	1,608,311	1,488,741	754,614	385,560	(30,270)	220,869	988,821	2,253,199	21,089,711
Operating expenses(3)	(8,022,042)	(909,843)	(668,105)	(620,928)	(177,626)	(49,759)	(186,212)	(89,219)	(1,093,592)	(11,817,326)
Impairment, depreciation and amortization	(744,346)	(107,716)	(131,921)	(55,243)	(2,218)	(208)	(2,950)	(4,259)	(75,998)	(1,124,859)
Total operating expenses	(8,766,388)	(1,017,559)	(800,026)	(676,171)	(179,844)	(49,967)	(189,162)	(93,478)	(1,169,590)	(12,942,185)
Profit before income tax	4,653,478	590,752	688,715	78,443	205,716	(80,237)	31,707	895,343	1,083,609	8,147,526
(1)For further information about income from contracts with customers, see Note 25.3. Commissions income, net.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2022
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total segments
In millions of COP
Total interest and valuation on financial instruments	20,727,335	2,364,820	1,527,860	1,537,801	72	4	12,996	512,417	113,642	26,796,947
Interest income on loans and financial leases	19,263,960	2,154,151	1,293,556	1,509,143	72	-	511	446,028	116,072	24,783,493
Debt investments	1,361,299	161,974	170,423	27,089	-	4	20,024	48,722	(2,447)	1,787,088
Derivatives, net	108,255	(1,026)	63,494	-	-	-	658	-	-	171,381
Liquidity operations, net	(6,179)	49,721	387	1,569	-	-	(8,197)	17,667	17	54,985
Interest expenses	(6,333,834)	(910,937)	(297,839)	(528,459)	(150)	(4)	(104)	(271,280)	(99,863)	(8,442,470)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	14,393,501	1,453,883	1,230,021	1,009,342	(78)	-	12,892	241,137	13,779	18,354,477
Credit impairment charges, net	(2,971,599)	(545,012)	(102,710)	(168,834)	(796)	(924)	3,133	25,029	(29,984)	(3,791,697)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,421,902	908,871	1,127,311	840,508	(874)	(924)	16,025	266,166	(16,205)	14,562,780
(Expenses) Revenues from transactions by the operating segments of the Bank	(32,163)	(25,022)	(7,371)	(45,526)	(12,658)	3,404	53,229	212,049	(145,942)	-
Fees and commissions income(1)	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526
Fees and commissions expenses	(2,099,585)	(210,004)	(170,563)	(91,424)	(3,668)	(269)	(6,160)	(8,025)	(468)	(2,590,166)
Total fees and commissions, net	2,584,978	236,579	273,614	127,130	315,201	85,963	105,206	33,996	17,693	3,780,360
Other operating (expenses) income	(72,994)	51,494	19,685	129,403	14,897	671	13,575	9,954	1,886,750	2,053,435
Dividends and net income on equity investments(2)	(8,058)	9,655	5,340	828	2,164	8,760	(4,314)	35	221,444	235,854
Total operating income, net	13,893,665	1,181,577	1,418,579	1,052,343	318,730	97,874	183,721	522,200	1,963,740	20,632,429
Operating expenses(3)	(6,600,686)	(797,091)	(639,748)	(577,497)	(153,377)	(47,997)	(153,317)	(79,814)	(857,541)	(9,907,068)
Impairment, depreciation and amortization	(613,807)	(110,293)	(106,601)	(54,999)	(1,630)	(232)	(1,754)	(2,626)	(88,633)	(980,575)
Total operating expenses	(7,214,493)	(907,384)	(746,349)	(632,496)	(155,007)	(48,229)	(155,071)	(82,440)	(946,174)	(10,887,643)
Profit before income tax	6,679,172	274,193	672,230	419,847	163,723	49,645	28,650	439,760	1,017,566	9,744,786
(1)For further information about income from contracts with customers, see Note 25.3. Commissions income, net.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2024
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	266,593,755	45,964,767	26,670,513	27,332,834	719,006	1,464,180	398,066	35,272,842	10,901,576	415,317,539	(43,102,157)	372,215,382
Total liabilities	222,402,215	41,132,907	23,889,120	25,018,466	153,181	48,620	122,213	24,248,959	4,639,406	341,655,087	(14,023,980)	327,631,107

As of December 31, 2023
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	254,367,378	40,740,495	21,608,586	21,377,205	658,547	1,719,824	351,694	30,199,897	10,224,734	381,248,360	(38,319,551)	342,928,809
Total liabilities	216,200,157	36,315,750	19,220,367	19,469,075	138,171	51,841	121,423	20,734,521	4,874,547	317,125,852	(13,246,772)	303,879,080
The following table presents financial information of the investments in associates and joint ventures by operating segment:

As of December 31, 2024(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	205,311	27,621	300,881	499,195	1,895,976	2,928,984
Equity method	(28,130)	4,320	45,312	58,507	142,563	222,572
(1)As of December 31, 2024, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

As of December 31, 2023(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	332,862	21,292	285,838	617,982	1,739,629	2,997,603
Equity method	(52,183)	2,730	30,043	4,398	128,127	113,115
(1)As of December 31, 2023, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.
For additional information related to investment in associates and joint ventures, see Note 8. Investments in associates and joint ventures.
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
Geographic information
The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2024		2023		2022
Geographic information	Interest and valuation(1)	Long-lived assets(2)	Interest and valuation(1)	Long-lived assets(2)	Interest and valuation(1)	Long-lived assets(2)
In millions of COP
Colombia	28,127,681	13,614,718	29,812,448	13,466,457	20,977,845	12,666,847
Panama	4,156,413	995,045	4,234,542	877,407	3,023,461	1,042,824
El Salvador	1,852,097	607,601	1,774,165	547,357	1,528,264	636,071
Guatemala	1,939,808	436,804	1,795,597	361,840	1,537,811	445,288
United States of America	63	4,176	55	4,805	-	7,504
Bermuda	177	4,416	184	3,434	2	-
Puerto Rico	187,913	1,552	149,541	1,297	64,709	2,328
Total	36,264,152	15,664,312	37,766,532	15,262,597	27,132,092	14,800,862
Eliminations and adjustment	(719,931)	8,453,369	(720,373)	7,000,343	(335,145)	8,795,011
Total, net	35,544,221	24,117,681	37,046,159	22,262,940	26,796,947	23,595,873
(1)Includes interest and valuation on financial instruments.
(2)Includes assets held for sale, premises and equipment, net, investment property, right-of-use assets, goodwill and intangible assets, net.

NOTE 4. CASH AND CASH EQUIVALENTS
For purposes of the Consolidated Statement of Cash Flow and the Consolidated Statement of Financial Position, the following assets are considered as cash and cash equivalents:

	December 31, 2024	December 31, 2023
In millions of COP
Cash and balances at central bank
Cash	9,439,363	8,830,305
Due from central banks(1)(2)	7,504,135	11,248,230
Due from other private financial entities	7,778,937	7,607,921
Checks on hold	132,929	214,004
Remittances of domestic negotiated checks in transit	26,172	74,524
Total cash and due from banks	24,881,536	27,974,984
Money market transactions
Interbank borrowings	2,239,615	3,983,699
Reverse repurchase agreements and other similar secured loans(3)	5,722,948	7,840,926
Total money market transactions	7,962,563	11,824,625
Total cash and cash equivalents	32,844,099	39,799,609
(1)According to External Resolution No. 3 of 2024 of Banco de la República de Colombia, which amends External Resolution No. 5 of 2008, Bancolombia S.A. must maintain, the equivalent of 7%, (8% as of December 2023) of the deposits mentioned in Article 1, paragraph (a), and the equivalent of 2.5% (3.5% as of December 2023) of its customer’s deposits with a maturity of less than 18 months (paragraph b), as ordinary reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, circular SBP-DR-CIRCULAR-2024-0036 dated July 02, 2024, communicates the decision of the Superintendency of Banks of Panama to maintain the percentage established in the General Resolution of the Board of Directors SBP-GJD-0003-2014 dated January 28, 2014, which sets at 30.00% the minimum legal liquidity rate that Panamanian banks must maintain. Finally, in accordance with temporary rule NPBT-13, which is effective from September 25, 2024, to March 25, 2025, Banco Agrícola must maintain an equivalent average daily amount of its deposits and debt instruments in issue as a liquidity reserve between 1.00% and 16.00% represented in unrestricted deposits or debt instruments in issue by El Salvador Central Bank. Once the complete term established, the bank continues with the Technical Norm (NRP-28), issued by the Central Bank, where the Bank must maintain an equivalent amount between 1.00% and 18.00%, which has been in effect since 23 June 2021.
(2)The variation compared to the previous period is mainly due to the usual transactions of Bancolombia operations, as well as the cancellation of interest-bearing deposits of COP 3,500 billion opened in December 2023 and cancelled in January 2024.
(3)The variation is mainly generated by the decrease in Reverse repurchase agreements and other similar secured loans in simultaneous operations with the Cámara de Riesgo Central de Contraparte in Colombia.

As of December 31, 2024 and 2023, there is restricted cash amounting to COP 530,924 and COP 1,082,611, respectively, included in other assets on the Consolidated Statement of Financial Position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES
5.1   Financial assets investments
The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2024 and 2023:
As of December 31, 2024

Financial assets investments	Measurement methodology			Total carrying value, net
	Fair value through profit or loss	Fair value through other comprehensive income, net	Amortized cost, net
In millions of COP
Securities issued by the Colombian Government(1)	11,644,181	2,683,925	159,323	14,487,429
Securities issued by foreign governments(2)	10,283,450	1,484,546	651,494	12,419,490
Corporate bonds	257,326	639,108	3,612,049	4,508,483
Securities issued by government entities	118,760	-	3,380,491	3,499,251
Securities issued by other financial institutions(3)	731,564	276,837	601,521	1,609,922
Total debt instruments(4)	23,035,281	5,084,416	8,404,878	36,524,575
Total equity securities	537,213	474,097	-	1,011,310
Total other instruments financial(5)	34,385	-	-	34,385
Total financial assets investments	23,606,879	5,558,513	8,404,878	37,570,270
(1)The increase in investments in financial assets measured at fair value through profit or loss is mostly due to the acquisition of Colombian treasury instruments (TES) by Bancolombia S.A.
(2)The increase in investments in financial assets measured at fair value through profit or loss mainly corresponds to securities issued by the United States government by Banagrícola S.A., Banistmo S.A., and Grupo Agromercantil Holding S.A.
(3)Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 142,945. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(4)At December 31, the Bank has recognized in the Consolidated Statement of Comprehensive Income COP 23,236 related to debt instruments at fair value through OCI.
(5)Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Sistema de Inversiones y Negocios, S.A., Banagrícola S.A., Inversiones CFNS S.A.S. and Bancolombia S.A.

As of December 31, 2023

Financial assets investments	Measurement methodology			Total carrying value, net
	Fair value through profit or loss	Fair value through other comprehensive income, net	Amortized cost, net
In millions of COP
Securities issued by foreign governments	6,274,400	2,437,996	537,831	9,250,227
Securities issued by the Colombian Government	4,725,605	2,725,722	68,624	7,519,951
Corporate bonds	237,234	611,153	2,559,336	3,407,723
Securities issued by government entities	84,990	-	3,129,501	3,214,491
Securities issued by other financial institutions(1)	774,178	373,306	552,790	1,700,274
Total debt instruments(2)	12,096,407	6,148,177	6,848,082	25,092,666
Total equity securities	98,853	444,357	-	543,210
Total other instruments financial(3)	38,319	-	-	38,319
Total financial assets investments	12,233,579	6,592,534	6,848,082	25,674,195
(1)Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 84,301. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(2)At December 31, 2023, the Bank has recognized in the Consolidated Statement of Comprehensive Income COP 93,264 related to debt instruments at fair value through OCI.
(3)Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios, S.A. and Banagrícola S.A.
The following tables set forth the debt instruments portfolio by maturity:
As of December 31, 2024

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,019,028	6,767,240	1,157,703	2,700,210	11,644,181
Securities issued by foreign governments	7,088,685	1,835,751	651,529	707,485	10,283,450
Securities issued by other financial institutions	192,039	235,209	200,251	104,065	731,564
Securities issued by government entities	33,854	82,536	2,370	-	118,760
Corporate bonds	42,395	28,019	41,022	145,890	257,326
Subtotal	8,376,001	8,948,755	2,052,875	3,657,650	23,035,281
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,648,354	35,571	-	-	2,683,925
Securities issued by foreign governments	169,992	648,246	497,967	168,341	1,484,546
Corporate bonds	-	73,409	60,922	504,777	639,108
Securities issued by other financial institutions	119,479	51,275	49,744	56,339	276,837
Subtotal	2,937,825	808,501	608,633	729,457	5,084,416
Securities at amortized cost
Corporate bonds	56,847	1,086,392	847,742	1,621,068	3,612,049
Securities issued by government entities	3,330,223	-	-	50,268	3,380,491
Securities issued by foreign governments	143,911	162,996	85,772	258,815	651,494
Securities issued by other financial institutions	201,944	44,699	271,793	83,085	601,521
Securities issued by the Colombian Government	-	51,260	46,598	61,465	159,323
Subtotal	3,732,925	1,345,347	1,251,905	2,074,701	8,404,878
Total debt instruments	15,046,751	11,102,603	3,913,413	6,461,808	36,524,575

As of December 31, 2023

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by foreign governments	4,864,121	513,546	283,020	613,713	6,274,400
Securities issued by the Colombian Government	390,307	2,759,392	491,867	1,084,039	4,725,605
Securities issued by other financial institutions	312,749	236,597	89,526	135,306	774,178
Corporate bonds	39,361	40,930	28,624	128,319	237,234
Securities issued by government entities	48,893	33,601	2,496	-	84,990
Subtotal	5,655,431	3,584,066	895,533	1,961,377	12,096,407
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,672,090	53,632	-	-	2,725,722
Securities issued by foreign governments	1,346,171	598,014	355,927	137,884	2,437,996
Corporate bonds	549	-	63,474	547,130	611,153
Securities issued by other financial institutions	149,124	154,659	-	69,523	373,306
Subtotal	4,167,934	806,305	419,401	754,537	6,148,177
Securities at amortized cost
Securities issued by government entities	3,078,744	-	-	50,757	3,129,501
Corporate bonds	229,811	46,925	322,314	1,960,286	2,559,336
Securities issued by other financial institutions	103,414	106,681	46,969	295,726	552,790
Securities issued by foreign governments	188,651	189,744	56,703	102,733	537,831
Securities issued by the Colombian Government	39,046	-	7,350	22,228	68,624
Subtotal	3,639,666	343,350	433,336	2,431,730	6,848,082
Total debt instruments	13,463,031	4,733,721	1,748,270	5,147,644	25,092,666
For further information related to disclosures of the fair value of securities, please see Note 30. Fair value of assets and liabilities.
Equity securities that are measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.
The following table details the equity instruments designated at fair value through OCI analyzed by listing status:

Equity securities	Carrying amount
	December 31, 2024	December 31, 2023
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	2	2
Equity securities listed in foreign countries	76,795	78,787
Equity securities unlisted:
Telered S.A.	160,761	164,981
Asociación Gremial de Instituciones Financieras Credibanco S.A.	109,011	110,786
Transacciones y Transferencias, S. A.(1)	55,401	17,346
Compañía de Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	18,913	16,333
Cámara de Riesgo Central de Contraparte de Colombia S.A.	17,385	14,998
Derecho Fiduciario Inmobiliaria Cadenalco	4,212	4,449
Others	31,617	36,675
Total equity securities at fair value through OCI	474,097	444,357
(1)The increase is due to the valuation of the company during 2024.

The Bank has recognized in the consolidated statement of comprehensive income COP 28,572 in 2024, COP 10,898 in 2023 and COP 32,072 in 2022 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.
During 2024, 2023 and 2022, no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2024, 2023 and 2022 amounted to COP 17,194, COP 18,464 and COP 16,842, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2024 and 2023 is as follows:
As of December 31, 2024

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	43,424
Securities issued by foreign governments	Between 6 and 12 months	Bonds	26,314
Securities issued by foreign governments	Between 6 and 12 months	Time deposits	109,792
Securities issued by foreign governments	Greater than 12 months	Bonds	48,841
Securities issued by foreign governments	Greater than 12 months	Time deposits	166,849
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	491,472
Securities issued by other financial institutions	Between 3 and 6 months	Time deposits	5,037
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	4,019
Securities issued by other financial institutions	Greater than 12 months	Bonds	1,876
Securities issued by other financial institutions	Greater than 12 months	Time deposits	29,058
Subtotal investments pledged as collateral in money market			926,682
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	68,903
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	414,296
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	200,561
Securities issued by foreign governments	Between 6 and 12 months	Foreign issueds	2,229
Subtotal investments pledged as collateral in derivative operations			685,989
Total securities pledged as collateral			1,612,671
As of December 31, 2023

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	120,477
Securities issued by foreign governments	Between 3 and 6 months	Time deposits	94,582
Securities issued by other financial institutions	Up to 3 months	Time deposits	5,443
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	2,179
Securities issued by other financial institutions	Greater than 12 months	Time deposits	25,938
Securities issued by other financial institutions	Greater than 12 months	Bonds	6,687
Corporate bonds	Up to 3 months	Bonds	4,570
Subtotal investments pledged as collateral in money market			259,876
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	39,257
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	7,821
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	1,244,190
Securities issued by foreign governments	Between 3 and 6 months	Foreign issueds	1,875
Subtotal investments pledged as collateral in derivative operations			1,293,143
Total securities pledged as collateral			1,553,019

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at fair value through other comprehensive income and amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:
As of December 31, 2024

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Gross carrying amount as at 1 January 2024	12,760,342	205,133	30,784	12,996,259
Transfer from stage 1 to stage 2(1)	(294,440)	294,440	-	-
Transfer from stage 2 to stage 1(2)	12,678	(12,678)	-	-
Sales and maturities	(7,928,390)	(171,505)	-	(8,099,895)
Purchases	7,975,932	129,455	-	8,105,387
Valuation and payments	(125,564)	3,806	984	(120,774)
Foreign Exchange	598,094	5,414	4,809	608,317
Gross carrying amount as at 31 December 2024	12,998,652	454,065	36,577	13,489,294
(1)Stage transfer in corporate bonds by Banistmo S.A., Bancolombia Puerto Rico Internacional Inc and Bancolombia Panamá S.A.
(2)Stage transfer in corporate bonds by Banagrícola S.A.
As of December 31, 2023

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Gross carrying amount as at 1 January 2023	15,973,144	340,891	-	16,314,035
Transfer from stage 1 to stage 3(1)	(30,784)	-	30,784	-
Transfer from stage 2 to stage 1(1)	6,627	(6,627)	-	-
Sales and maturities	(9,792,950)	-	-	(9,792,950)
Purchases	7,701,763	-	-	7,701,763
Valuation and payments	84,609	(66,959)	-	17,650
Foreign Exchange	(1,182,067)	(62,172)	-	(1,244,239)
Gross carrying amount as at 31 December 2023	12,760,342	205,133	30,784	12,996,259
(1)Stage transfer in corporate bonds by Banistmo S.A.
The following table shows the impairment detail for the debt instruments portfolio using the expected credit losses model:
As of December 31, 2024

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Securities at amortized cost, net	7,975,158	393,143	36,577	8,404,878
Carrying amount	8,008,567	401,263	53,985	8,463,815
Loss allowance	(33,409)	(8,120)	(17,408)	(58,937)
Securities at fair value through other comprehensive income(1)	5,023,494	60,922	-	5,084,416
Total debt instruments portfolio measure at fair value through OCI and amortized cost	12,998,652	454,065	36,577	13,489,294
(1)Loss allowance of investments at fair value through OCI corresponds to COP (6,513) classified mainly in stage 1 to COP (5,734). The increase in relation to 2023 is due to the acquisition of instruments to COP (2,517) and sales and maturities to COP 1,708.

As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Securities at amortized cost, net	6,612,165	205,133	30,784	6,848,082
Carrying amount	6,642,104	217,046	44,735	6,903,885
Loss allowance	(29,939)	(11,913)	(13,951)	(55,803)
Securities at fair value through other comprehensive income(1)	6,148,177	-	-	6,148,177
Total debt instruments portfolio measure at fair value through OCI and amortized cost	12,760,342	205,133	30,784	12,996,259
(1)Loss allowance of investments at fair value through OCI corresponds to COP (5,562) classified in stage 1.
The following table sets forth the changes in the allowance for debt instruments measured at amortized cost:
As of December 31, 2024

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2024	29,939	11,913	13,951	55,803
Transfer from stage 1 to stage 2(1)	(3,213)	3,213	-	-
Transfer from stage 2 to stage 1(2)	298	(298)	-	-
Sales and maturities	(11,187)	(5,895)	-	(17,082)
New debt instruments purchased(3)	13,296	3,114	-	16,410
Net provisions recognised during the period	1,465	(4,482)	1,214	(1,803)
Foreign Exchange(4)	2,811	555	2,243	5,609
Loss allowance of December 31, 2024	33,409	8,120	17,408	58,937
(1)Stage transfer in corporate bonds by Banistmo S.A., Bancolombia Puerto Rico Internacional Inc y Bancolombia Panamá S.A.
(2)Stage transfer in corporate bonds by Banagrícola S.A.
(3)Impairment is mainly in securities issued by corporate bonds mainly in Banistmo S.A., Bancolombia Panamá S.A. y Bancolombia S.A. and government entities by Bancolombia S.A.
(4)The decrease is due to the variation in the market representative rate during the year 2024.
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
(1) Stage transfer in corporate bonds by Banistmo S.A.
(2) Impairment is mainly in securities issued by government entities and corporate bonds by Bancolombia S.A. and Banistmo S.A.
(3)The increase in stage 1 is mostly due to a higher value of impairment loss in corporate bonds by Banistmo S.A. and provision recovery in stage 2 is mostly in securities issued by foreign governments by Banagrícola S.A.
(4)The decrease is due to the variation in the market representative rate during the year 2023.

As of December 31, 2022

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2022	17,690	6,989	24,679
Transfer from stage 1 to stage 2(1)	(3,808)	3,808	-
Transfer from stage 2 to stage 1(2)	526	(526)	-
Change in measure(3)	(213)	-	(213)
Sales and maturities	(6,097)	(1,170)	(7,267)
New debt instruments purchased	16,104	28,795	44,899
Net provisions recognised during the period	3,482	(4,088)	(606)
Foreign Exchange	2,197	1,212	3,409
Loss allowance of December 31, 2022	29,881	35,020	64,901
(1) Stage transfer in corporate bonds by Banistmo S.A. and Banagrícola S.A.
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
For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Risk Management.
The following table sets forth the carrying values of the Bank’s derivatives by type of risk as of December 31, 2024 and 2023:

Derivatives	December 31, 2024	December 31, 2023
In millions of COP
Forwards
Assets
Foreign exchange contracts	1,084,830	4,381,906
Equity contracts	51,645	3,015
Subtotal assets	1,136,475	4,384,921
Liabilities
Foreign exchange contracts	972,295	4,526,353
Equity contracts	1,367	10,481
Subtotal liabilities	973,662	4,536,834
Total forwards(1)	162,813	(151,913)
Swaps
Assets

Derivatives	December 31, 2024	December 31, 2023
In millions of COP
Foreign exchange contracts	1,463,256	1,304,337
Interest rate contracts	236,033	352,424
Subtotal assets	1,699,289	1,656,761
Liabilities
Foreign exchange contracts	1,332,431	1,491,086
Interest rate contracts	291,068	449,857
Subtotal liabilities	1,623,499	1,940,943
Total swaps	75,790	(284,182)
Options
Assets
Foreign exchange contracts	102,378	210,588
Subtotal assets	102,378	210,588
Liabilities
Foreign exchange contracts	82,482	232,587
Subtotal liabilities	82,482	232,587
Total options	19,896	(21,999)
Derivative assets	2,938,142	6,252,270
Derivative liabilities	2,679,643	6,710,364
(1)At December 31, 2024, mainly at Bancolombia, there is a decrease in both the active and passive forwards contracts compared to those in effect as December 31, 2023. Out of a total of 14,105 operations, 13,741 have matured as December 31, 2024.
The following table sets forth the remaining contractual life of the derivatives portfolio:
As of December 31, 2024

	Forwards	Swaps	Options	Total
In millions of COP
Assets	1,136,475	1,699,289	102,378	2,938,142
Less than 1 year	1,105,226	440,817	96,891	1,642,934
Between 1 and 3 years	31,249	651,770	5,487	688,506
Greater than 3 years	-	606,702	-	606,702
Liabilities	973,662	1,623,499	82,482	2,679,643
Less than 1 year	943,804	376,346	76,537	1,396,687
Between 1 and 3 years	29,858	604,473	5,945	640,276
Greater than 3 years	-	642,680	-	642,680
As of December 31, 2023

	Forwards	Swaps	Options	Total
In millions of COP
Assets	4,384,921	1,656,761	210,588	6,252,270
Less than 1 year	4,235,981	642,305	135,559	5,013,845
Between 1 and 3 years	147,826	517,314	75,029	740,169
Greater than 3 years	1,114	497,142	-	498,256
Liabilities	4,536,834	1,940,943	232,587	6,710,364

	Forwards	Swaps	Options	Total
In millions of COP
Less than 1 year	4,419,918	419,251	152,285	4,991,454
Between 1 and 3 years	116,916	979,130	80,302	1,176,348
Greater than 3 years	-	542,562	-	542,562
Collateral for derivatives
The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In millions of COP
Collateral granted	1,157,880	2,326,977
Collateral received	378,767	795,628
Day one gains or (losses)
If an asset has been acquired or a liability has been assumed in a market transaction, it could be assumed that the transaction price is the fair value of the asset or liability. However, the fair value of the financial asset or liability at the time of initial recognition may be different from the transaction price, because the fair value includes variables in its valuation technique that include market information, such as interest rate yield curves, currencies rates, indicators, default factors among others. When the values are not equal, the asset or liability must be measured at fair value and the difference between the transaction price and the fair value must be recognized as follows:
•If fair value is evidenced by Level 1 inputs or is based on a valuation technique that uses only observable market data, the Group must recognize the difference as a gain or loss on initial recognition directly in the income statement.
•In all other circumstances, the entire day 1 gain or loss is deferred and is recognized in the income statement over the life of the transaction.
The table below presents the unrecognized gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:
As of December 31, 2024

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2024	36,289	(13,630)	63,068	85,727
New trades	702,001	(978)	117,125	818,148
Amortization	(687,024)	(8,767)	(130,767)	(826,558)
Early cancellations and level transfers	(8,292)	168	(12,989)	(21,113)
Balance at December 31, 2024	42,974	(23,207)	36,437	56,204
As of December 31, 2023

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2023	61,724	16,580	39,714	118,018
New trades	1,159,069	(26,905)	195,456	1,327,620
Amortization	(1,176,173)	4,166	(148,299)	(1,320,306)

	Forward	Swaps	Options	Total
Early cancellations and level transfers	(8,331)	(7,471)	(23,803)	(39,605)
Balance at December 31, 2023	36,289	(13,630)	63,068	85,727
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
The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2024 and 2023 by derivative and by risk:
As of December 31, 2024

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	1,084,830	972,295
Swaps	1,463,256	1,332,431
Options	102,378	82,482
Interest rate contracts
Swaps	236,033	291,068
Equity contracts
Forwards	51,645	1,367
Gross derivative assets/liabilities	2,938,142	2,679,643
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	2,938,142	2,679,643
Master netting agreements	(2,540,752)	(2,679,643)
Collateral received/paid	(378,767)	-
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	18,623	-
As of December 31, 2023

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	4,381,906	4,526,353
Swaps	1,304,337	1,491,086
Options	210,588	232,587
Interest rate contracts
Swaps	352,424	449,857

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Equity contracts
Forwards	3,015	10,481
Gross derivative assets/liabilities	6,252,270	6,710,364
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	6,252,270	6,710,364
Master netting agreements	(6,215,727)	(5,548,746)
Collateral received/paid	(36,543)	(1,161,618)
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-
For further information about offsetting of other financial assets and liabilities see Note 16. Interbank deposits and repurchase agreements and other similar secured borrowing.
5.3 Hedge Accounting

The Bank is exposed to certain risks relating to its ongoing business operations. The main risks managed through derivative instruments are exchange rate risk and interest rate risk. Details of the covered risks are as follows:

Exchange rate risk

Exchange rate risk is the risk that the fair value or future cash flows of an exposure fluctuate due to changes in exchange rates. Bancolombia's exposure to the risk of exchange rate fluctuations primarily relates to its operational activities (when revenues or expenses are denominated in a foreign currency) and Bancolombia's net investments in foreign subsidiaries. The hedging strategy of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the foreign currency banking book, and through the trading of foreign exchange financial derivatives.

When a derivative is contracted for the purpose of hedging exchange rate risk, Bancolombia negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. For forecasted transaction hedges, the derivative covers the exposure period from the moment cash flows from transactions are forecasted until the settlement of the resulting receivable or payable denominated in foreign currency.

Among the financial derivatives most commonly used to manage exchange rate risk are foreign exchange forwards and Cross Currency Swaps (CCS). When these are designated as hedging instruments, they can be classified as cash flow hedges or fair value hedges under the IFRS 9 accounting guidelines.

Bancolombia determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount, and timing of their respective cash flows. The effectiveness of the hedge is assessed at the start of the hedging relationship and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. Bancolombia evaluates whether the designated derivative in each hedging relationship is expected to be, and has been, effective in offsetting changes in the cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

•The effect of the credit risk of counterparties and the Group itself on the fair value of foreign exchange swap and forward contracts, which are not reflected in the change in the fair value of the cash flows hedged attributable to changes in exchange rates; and
•Changes in the timing of recognition in the financial statements of the anticipated transactions regarding the nominal value and the exchange rate of their settlement.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument fluctuate due to changes in market interest rates. Bancolombia’s exposure to changes in market interest rates primarily relates to treasury operations and the banking book, where a mismatch between assets and liabilities in duration, indexing, repricing, and maturity creates an asymmetry that could have repercussions on financial results.

Coverage of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the banking book, and through the trading of interest rate financial derivatives, among which we primarily have Swaps (IRS: Interest Rate Swap), where flows between fixed and variable rates (market index) are agreed upon.

Bancolombia determines the existence of an economic relationship between the hedging instrument and the hedged item based on reference interest rates, terms, pricing review dates, maturities, and the notional amounts.

When a derivative is contracted for the purpose of hedging interest rate risk, Bancolombia negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. To test the effectiveness of the hedge, Bancolombia uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the covered risk.

Hedge ineffectiveness may arise from:

•The difference between the variable rate index present in the hedged item and the index used in the derivative instruments, according to market convention (Basis Risk).
•Differences in the settlement dates of the cash flows of the hedged item and the hedging instrument, and
•The credit risk of counterparties impacts the movements of the fair value of the hedging instrument and the hedged item differently.

Bancolombia’s risk management strategy and details of its application are further elaborated in the Risk Management - Market Risk section.

As of November 2024, cash flow and fair value hedging operations are carried out in Bancolombia S.A., the details of derivatives designated as hedging instruments according to the type of hedge and covered risk are provided below:

1.Cash Flow hedges

As of December 31, 2024, on the Consolidated Statement of Financial Position, Bancolombia held the following instruments to hedge exposures to changes in foreign currency and interest rates which have a maturity of less than one year:

As of December 31, 2024

	Maturity	Total
	Less than 1 year
In millions of COP (Except average rate)
Foreign currency risk
Forward exchange contracts
Notional amount of hedging instruments	6,614	6,614
Average rate of hedging instruments (COP/USD)	4,496
Interest rate risk
Interest rate swaps
Notional amount of hedging instruments	188,000	188,000
Average fixed interest rate	8.63%
The impacts of the hedging instrument on the Consolidated Statement of Financial Position as of December 31, 2024, are as follows:

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Foreign currency risk
Forward exchange contracts(1)	6,614	-	-	Derivative financial instruments	(65)
Interest rate risk
Interest rate swaps(1)	188,000	-	-	Derivative financial instruments	281
(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement.

The impacts of hedged items on the Consolidated Statement of Financial Position as of December 31, 2024, are as follows:

As of December 31, 2024

	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve (OCI)	Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
In millions of COP
Foreign currency risk
Forecast transactions	65	(65)	-
Interest rate risk
Deposits	(298)	281	-

The effects of the cash flow hedge in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income as of December 31, 2024, are as follows:

As of December 31, 2024

	Total hedging gain/(loss) recognised in OCI	Ineffectiveness recognised in profit or loss	Line item in the Consolidated Statement of Income that includes the recognised hedge ineffectiveness	Amount reclassified from OCI to profit or loss	Line item in the Consolidated Statement of Income that includes the the reclassification adjustment
In millions of COP
Foreign currency risk
Forecast transactions	(65)	-	Other operating income	-	Other administrative and general expenses
Interest rate risk
Deposits	416	-	Other operating income	(135)	Interest expense

Set out below is the reconciliation of each component of equity and the analysis of Other Comprehensive Income as of December 31, 2024:

As of December 31, 2024

	Foreign currency risk	Interest rate risk	Total
In millions of COP
As of January 1, 2024			-
Total hedging (loss)/gain recognized in OCI	(65)	416	351
Amount reclassified to profit or loss	-	(135)	(135)
Amount included in the cost of non-financial items	-	-	-
Total cash flow hedging	(65)	281	216
Income tax			(87)
As of December 31, 2024			129
2. Fair Value Hedges

The impacts of the hedging instrument on the Consolidated Statement of Financial Position as of December 31, 2024, is as follows:

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Interest rate risk
Interest rate swaps(1)	134,000	-	-	Derivative financial instruments	(1,044)
(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement. The instrument has a maturity of 1 to 3 years at an average fixed interest rate of 8.22%, for further details on maturity, see Note 15 Deposits by customers.

The impacts of hedged items on the Consolidated Statement of Financial Position as of December 31, 2024, is as follows:

As of December 31, 2024

	Carrying amount	Accumulated fair value adjustments	Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period	Accumulated amount of fair value hedge adjustments remaining in the Statement of Financial Position for any hedged items that have ceased to be adjusted for hedging gains and losses
In millions of COP
Interest rate risk
Deposits	128,454	(963)	Deposits by customers	963	-
The effects of the cash flow hedge in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income as of December 31, 2024, is as follows:

As of December 31, 2024

	Ineffectiveness recognised in profit or loss	Line item in the Consolidated Statement of Income that includes the recognised hedge ineffectiveness
In millions of COP
Interest rate risk
Deposits	(81)	Other operating income

3. Hedges of a net asset in a foreign operation
Bancolombia has designated debt instruments in issue for USD884,544 in 2024 and USD1,592,034 in debt instruments in issue and financing with correspondent banks in 2023 as hedge accounting for an equivalent amount of the net assets of its investment in Banistmo. The purpose of this operation is to protect Bancolombia from the foreign exchange rate risk (USD/COP) of a portion of the net assets in the subsidiary Banistmo S.A., a company domiciled in Panama, which has a different functional currency from that of the Group.
The following is the detail of the hedging of a net asset in a foreign operation:

Hedges of a net asset in a foreign operation	December 31, 2024	December 31, 2023
In thousands of USD
Hedged(1)	884,544	1,592,034
Non hedged	1,723,889	1,004,000
Total net asset in a foreign operation	2,608,433	2,596,034
(1) Bancolombia discontinued the coverage relationship corresponding to financing with correspondent banks in March 2024 for USD200,000 and a portion corresponds to debt securities issued for USD1,036,695. The accumulated effects of the exchange difference previously recognized are maintained in other comprehensive income. On the debt securities issued in June maturing in 2034, Bancolombia designated USD529,205 as hedge.
As of December 31, 2024

Debt securities issued designated as a hedging instrument
In thousands of USD
Opening date	Expiration date	Rate	Principal balance	Designated capital as a hedged instrument
18/10/2017	18/10/2027	7.03%	461,707	355,339
18/12/2019	18/12/2029	4.68%	800,000	529,205
Total debt securities issued			1,261,707	884,544
On March 21 and 26, 2024, Bancolombia S.A. made advance payment of financing with correspondent banks with Barclays Bank PLC for USD50,000 and Bank of America for USD150,000 with maturities in 2025.

During 2024, Bancolombia made advance payment of bonds maturing in 2025, 2027 and 2029 for a total of USD1,320,327, of this amount, USD1,036,695 were part of hedges of a net asset in a foreign operation, which it was decided to discontinue in the same proportion. On the other hand, Bancolombia issued bonds in June, maturing in 2034 for a value of USD800,000, of this issuance, in December a total of USD529,205 was designated as hedge. See Note 18. Debt instruments in issue.
As of December 31, 2023

Debt securities issued designated as a hedging instrument
In thousands of USD
Opening date	Expiration date	Rate	Principal balance	Designated capital as a hedged instrument
18/10/2017	18/10/2027	7.03%	750,000	360,000
18/12/2019	18/12/2029	4.68%	436,516	436,516
18/12/2019	18/12/2029	4.68%	85,710	85,710
18/12/2019	18/12/2029	4.68%	27,774	27,774
29/01/2020	29/01/2025	3.02%	482,034	482,034
Total debt securities issued			1,782,034	1,392,034
Financing with correspondent banks designated as a hedging instrument
31/03/2022	17/03/2025	6.06%	150,000	150,000
07/09/2022	05/09/2025	6.36%	50,000	50,000
Total financing with correspondent banks			200,000	200,000
Total			1,982,034	1,592,034
Measurement of effectiveness and ineffectiveness
A hedge is considered effective if, at the beginning of the period and subsequent periods, changes in fair value or cash flows attributable to the hedge risk during the period for which the hedge has been designated.
Bancolombia has documented the effectiveness tests of the hedge.The hedge is considered effective, since the critical terms and risks of the obligations that serve as a hedging instrument are identical to those of the primary hedged position. Hedged effectiveness is measured on a before income tax.
Gains or losses on the conversion of Banistmo’s financial statements are recognized in Consolidated Statements of Comprehensive Income. Consequently, the exchange difference related to the conversion of debt securities issued and financing with correspondent banks is recognized directly in OCI, as a result of the revaluation of the peso against the dollar, the adjustment recognized in Consolidated Statements of Comprehensive Income amounted to COP (742,930), COP 1,948,833 and COP (1,833,087), for the years ended at December 31, 2024, 2023 and 2022, respectively.

For further information see Consolidated Statement of Comprehensive Income, Note 17. Borrowings from other financial institutions and Note 18. Debt instruments in issue.
NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET
Loans and financial leasing operating portfolio
The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2024 and 2023:

Composition	December 31, 2024	December 31, 2023
In millions of COP
Commercial	153,252,811	134,687,396
Consumer	55,815,683	54,591,769
Mortgage	41,741,601	36,250,408
Financial Leases(1)	27,291,604	27,277,057
Small Business Loans	1,352,209	1,145,017
Total gross loans and advances to customers(2)	279,453,908	253,951,647
Total allowance	(16,179,738)	(16,223,103)
Total Net loans and advances to customers	263,274,170	237,728,544
(1)See note 11.1 Lessor.
(2)Operations in Colombia, Panama, and Guatemala through the Group's Banks operating in these geographies contributed to the increase in the portfolio. Additionally, as of December 31, 2024, the Colombian peso devalued 15.36% against the US dollar, compared to December 31, 2023.

Allowance for loans losses
The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2024, 2023 and 2022:
As of December 31, 2024

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2024	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
Loan sales(1)	(178,128)	-	-	-	-	(178,128)
Recovery of charged - off loans(2)	85,858	637,131	48,029	150,466	4,784	926,268
Credit impairment charges on loans, advances and financial leases, net(3)	1,462,622	3,660,321	215,240	62,708	12,761	5,413,652
Adjusted stage 3(4)	331,332	579,861	41,563	72,432	9,010	1,034,198
Charges-off(2)	(977,743)	(6,406,521)	(143,885)	(228,639)	(99,124)	(7,855,912)
Translation adjustment(5)	245,023	309,947	51,024	6,730	3,833	616,557
Balance at December 31, 2024	7,259,230	6,497,777	1,235,177	1,088,272	99,282	16,179,738
(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)This amount results from collections of previously charged off loans.
(3)The credit impairment charges decreased by 27.45% compared to the previous year. This decrease is primarily due an improvement in the consumer portfolio resulting from lending and collection actions that the Bank initiated in 2023, which had positive effects in 2024. Additionally, there has been a positive effect of the macroeconomic variables in the expected credit losses models. .
(4)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

(5)The variation is due to the increase in the market representative rate from COP 3,822.05 in December 2023 to COP 4,409.15 in December 2024.

As of December 31, 2023

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2023	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
Loan sales(1)	(829,547)	-	-	-	-	(829,547)
Recovery of charged - off loans(2)	93,251	548,655	64,573	61,749	2,706	770,934
Credit impairment charges on loans, advances and financial leases, net	756,174	6,313,453	104,417	167,904	119,531	7,461,479
Adjusted stage 3(3)	427,283	509,668	33,465	67,288	11,201	1,048,905
Charges-off(2)	(970,685)	(5,261,966)	(128,532)	(277,904)	(81,276)	(6,720,363)
Translation adjustment(4)	(456,515)	(439,907)	(74,808)	(7,536)	(9,179)	(987,945)
Balance at December 31, 2023	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)This amount is still subject to enforcement activity.
(3)Recognized as reduction to interest income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(4)The variation is due to the decrease in the market representative rate from COP 4,810.20 in December 2022 to COP 3,822.05 in December 2023.

As of December 31, 2022

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2022	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
Loan sales(1)	(225,226)	-	-	-	-	(225,226)
Recovery of charged - off loans(2)	188,018	385,011	28,690	72,056	1,191	674,966
Credit impairment charges on loans, advances and financial leases, net	502,577	3,447,515	183,436	(461,665)	49,490	3,721,353
Adjusted stage 3(3)	323,196	279,843	38,769	48,836	11,989	702,633
Charges-off(2)	(1,742,895)	(3,788,517)	(345,991)	(176,407)	(111,092)	(6,164,902)
Translation adjustment(4)	411,612	418,016	58,129	9,187	9,390	906,334
Balance at December 31, 2022	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)This amount is still subject to enforcement activity.
(3)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(4)The variation is due to the increase in the market representative rate from COP 3,981.16 in December 2021 to COP 4,810.20 in December 2022.

The following table presents information about the nature and effects of changes in the contractual cash flows of the loan portfolio that did not result in derecognition and the effect of these changes on the measurement of expected credit losses.

Changes in the contractual cash flows of the loan portfolio that did not result in derecognition
In millions of COP
	December 31, 2024	December 31, 2023
Loan portfolio modified during the period
Amortized cost before modification	7,563,621	7,566,692
Net gain or loss on changes	(560,552)	(182,023)
Loan portfolio modified since initial recognition
Gross carrying value of the previously modified loan portfolio for which the allowance for losses has been changed from the asset's life to the expected credit losses for 12 months.	325,028	393,789
Impact of movements in the value of the portfolio and loss allowance by Stage
Variation December 2024 vs December 2023
The following explains the significant changes in the loans and the allowance for loan losses by category during the periods ended on December 31, 2024 and 2023 as a result of applying the expected credit loss model according to IFRS 9:
Stage 1 (12-month expected credit losses)
The exposure in Stage 1 increased by COP 22,899,408 and the loss allowance decreased by COP (1,520,924). The increase in the portfolio in this Stage is mainly due to the dynamics of disbursements in the corporate portfolio and the restatement of dollar loans into Colombian Pesos due to the increase in the exchange rate. The decrease in the loss allowance is due to a higher portfolio participation in lower-risk categories and the macroeconomic impact on the PD (probability of default) models, which have a more favorable economic outlook, where a downward trend in interest rates in Colombia is observed, which positively affects the portfolios of individuals.

Stage 2 (Lifetime expected credit losses)
The exposure in Stage 2 increased by COP 627,630 and the loss allowance increased by COP 137,359. The increase in exposure is mainly due to clients in the corporate portfolio classified as medium risk, through monitoring by the Special Client Management Committee, and a higher number of restructurings compared to the previous year. The increase in the provision is consistent with the arrival of these clients.

Stage 3 (Lifetime expected credit losses)
The exposure in Stage 3 increased by COP 1,975,223,and the loss allowance increased by COP 1,340,200. This variation in exposure and provisions is primarily due to the deterioration of clients in the legal entity portfolio, which includes both corporate clients and SMEs. Significant defaults were particularly observed in the pharmaceutical, commerce, manufacturing, and construction sectors.

As of December 31, 2024

Commercial

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	120,773,927	(638,095)	5,453,537	(425,470)	8,459,932	(5,226,701)	134,687,396	(6,290,266)
Transfers of financial instruments:	(1,548,717)	(13,835)	(200,399)	101,921	1,749,116	(88,086)	-	-
Transfers from stage 1 to stage 2	(1,625,193)	22,890	1,625,193	(22,890)	-	-	-	-
Transfers from stage 1 to stage 3	(1,207,431)	36,155	-	-	1,207,431	(36,155)	-	-
Transfers from stage 2 to stage 1	1,278,864	(70,018)	(1,278,864)	70,018	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(633,645)	86,370	633,645	(86,370)	-	-
Transfers from stage 3 to stage 1	5,043	(2,862)	-	-	(5,043)	2,862	-	-
Transfers from stage 3 to stage 2	-	-	86,917	(31,577)	(86,917)	31,577	-	-
Remeasurement arising from transfer of stage	(537,295)	42,814	(254,631)	(33,104)	(236,667)	(1,205,996)	(1,028,593)	(1,196,286)
Remeasurement from remaining in the stage	(7,993,068)	112,459	(269,421)	38,168	29,358	(329,489)	(8,233,131)	(178,862)
Remeasurement due to changes in economics factors	-	3,800	-	(1,359)	-	109	-	2,550
Remeasurement due to changes in model inputs	-	12,929	-	(60,157)	-	28,775	-	(18,453)
New financial assets purchased/originated(1)	83,411,122	(234,532)	2,012,893	(166,762)	1,595,995	(954,919)	87,020,010	(1,356,213)
Financial assets that have been derecognized	(61,617,701)	229,467	(1,631,559)	81,976	(1,177,975)	734,137	(64,427,235)	1,045,580
Charges-off	(18,847)	872	(71,910)	24,045	(886,986)	952,826	(977,743)	977,743
Foreign Exchange and other movements	5,292,046	(17,916)	507,278	(18,768)	412,783	(208,339)	6,212,107	(245,023)
Balance at December 31, 2024	137,761,467	(502,037)	5,545,788	(459,510)	9,945,556	(6,297,683)	153,252,811	(7,259,230)
(1) Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	46,060,615	(2,672,234)	4,407,067	(1,584,505)	4,124,087	(3,460,299)	54,591,769	(7,717,038)
Transfers of financial instruments:	(3,287,690)	167,853	1,334,175	(32,948)	1,953,515	(134,905)	-	-
Transfers from stage 1 to stage 2	(2,355,931)	236,700	2,355,931	(236,700)	-	-	-	-
Transfers from stage 1 to stage 3	(1,694,306)	185,537	-	-	1,694,306	(185,537)	-	-
Transfers from stage 2 to stage 1	705,570	(207,512)	(705,570)	207,512	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(572,936)	195,424	572,936	(195,424)	-	-
Transfers from stage 3 to stage 1	56,977	(46,872)	-	-	(56,977)	46,872	-	-
Transfers from stage 3 to stage 2	-	-	256,750	(199,184)	(256,750)	199,184	-	-
Remeasurement arising from transfer of stage	(322,470)	214,334	(389,162)	(153,151)	1,432,594	(4,673,940)	720,962	(4,612,757)
Remeasurement from remaining in the stage	(3,891,488)	246,406	(137,592)	(27,302)	27,126	(96,141)	(4,001,954)	122,963
Remeasurement due to changes in economics factors	-	13,782	-	8,102	-	(4,463)	-	17,421
Remeasurement due to changes in model inputs	-	370,905	-	(37,890)	-	(28,501)	-	304,514
New financial assets purchased/originated(1)	18,171,352	(503,056)	1,702,506	(592,301)	1,099,137	(970,118)	20,972,995	(2,065,475)
Financial assets that have been derecognized	(11,013,532)	597,248	(895,311)	336,485	(525,071)	422,288	(12,433,914)	1,356,021
Charges-off	(1,093,049)	266,898	(1,092,436)	502,944	(4,221,036)	5,636,679	(6,406,521)	6,406,521
Foreign Exchange and other movements	2,073,275	(72,848)	189,360	(63,708)	109,711	(173,391)	2,372,346	(309,947)
Balance at December 31, 2024	46,697,013	(1,370,712)	5,118,607	(1,644,274)	4,000,063	(3,482,791)	55,815,683	(6,497,777)
(1)Includes financial assets purchased, originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	22,553,128	(145,429)	3,293,100	(206,641)	1,430,829	(672,505)	27,277,057	(1,024,575)
Transfers of financial instruments:	(626,993)	(32,495)	164,252	42,979	462,741	(10,484)	-	-
Transfers from stage 1 to stage 2	(807,360)	11,270	807,360	(11,270)	-	-	-	-
Transfers from stage 1 to stage 3	(301,609)	5,217	-	-	301,609	(5,217)	-	-
Transfers from stage 2 to stage 1	476,482	(48,011)	(476,482)	48,011	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(261,903)	28,911	261,903	(28,911)	-	-
Transfers from stage 3 to stage 1	5,494	(971)	-	-	(5,494)	971	-	-
Transfers from stage 3 to stage 2	-	-	95,277	(22,673)	(95,277)	22,673	-	-
Remeasurement arising from transfer of stage	(29,224)	26,927	(111,911)	(24,264)	82,688	(332,058)	(58,447)	(329,395)
Remeasurement from remaining in the stage	(2,030,801)	1,024	(36,408)	6,618	(48,471)	19,994	(2,115,680)	27,636
Remeasurement due to changes in economics factors	-	388	-	(1,315)	-	3,278	-	2,351
Remeasurement due to changes in model inputs	-	33,405	-	(39,054)	-	(19,599)	-	(25,248)
New financial assets purchased/originated(1)	4,685,664	(16,709)	265,140	(61,525)	43,177	(26,867)	4,993,981	(105,101)
Financial assets that have been derecognized	(2,161,635)	14,818	(369,040)	13,130	(232,037)	116,203	(2,762,712)	144,151
Charges-off	(2,309)	116	(626)	38,690	(225,704)	189,833	(228,639)	228,639
Foreign Exchange and other movements	173,604	(873)	8,203	(2,848)	4,237	(3,009)	186,044	(6,730)
Balance at December 31, 2024	22,561,434	(118,828)	3,212,710	(234,230)	1,517,460	(735,214)	27,291,604	(1,088,272)
(1)Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	32,210,648	(184,915)	2,628,654	(284,921)	1,411,106	(553,370)	36,250,408	(1,023,206)
Transfers of financial instruments:	(530,580)	(63,741)	(110,527)	65,658	641,107	(1,917)	-	-
Transfers from stage 1 to stage 2	(1,054,660)	17,932	1,054,660	(17,932)	-	-	-	-
Transfers from stage 1 to stage 3	(388,239)	7,709	-	-	388,239	(7,709)	-	-
Transfers from stage 2 to stage 1	911,038	(89,109)	(911,038)	89,109	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(575,585)	77,114	575,585	(77,114)	-	-
Transfers from stage 3 to stage 1	1,281	(273)	-	-	(1,281)	273	-	-
Transfers from stage 3 to stage 2	-	-	321,436	(82,633)	(321,436)	82,633	-	-
Remeasurement arising from transfer of stage	(46,383)	71,166	(34,361)	(69,232)	58,849	(197,427)	(21,895)	(195,493)
Remeasurement from remaining in the stage	(1,500,100)	146	(28,254)	(50,026)	(14,983)	(92,113)	(1,543,337)	(141,993)
Remeasurement due to changes in economics factors	-	(655)	-	232	-	-	-	(423)
Remeasurement due to changes in model inputs	-	35,570	-	38,196	-	(59,346)	-	14,420
New financial assets purchased/originated(1)	7,250,404	(24,146)	89,441	(15,434)	38,103	(15,032)	7,377,948	(54,612)
Financial assets that have been derecognized	(2,219,679)	13,232	(88,540)	12,205	(114,124)	47,832	(2,422,343)	73,269
Charges-off	(3,221)	263	(2,019)	1,789	(138,645)	141,833	(143,885)	143,885
Foreign Exchange and other movements	1,915,491	(5,340)	247,536	(14,193)	81,678	(31,491)	2,244,705	(51,024)
Balance at December 31, 2024	37,076,580	(158,420)	2,701,930	(315,726)	1,963,091	(761,031)	41,741,601	(1,235,177)
(1)Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	774,571	(55,230)	260,303	(34,865)	110,143	(77,923)	1,145,017	(168,018)
Transfers of financial instruments:	48,693	4,363	(90,096)	465	41,403	(4,828)	-	-
Transfers from stage 1 to stage 2	(32,175)	5,260	32,175	(5,260)	-	-	-	-
Transfers from stage 1 to stage 3	(26,237)	3,577	-	-	26,237	(3,577)	-	-
Transfers from stage 2 to stage 1	106,886	(4,362)	(106,886)	4,362	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(22,854)	3,333	22,854	(3,333)	-	-
Transfers from stage 3 to stage 1	219	(112)	-	-	(219)	112	-	-
Transfers from stage 3 to stage 2	-	-	7,469	(1,970)	(7,469)	1,970	-	-
Remeasurement arising from transfer of stage	(8,293)	2,046	(11,218)	(35)	2,245	(59,190)	(17,266)	(57,179)
Remeasurement from remaining in the stage	(119,140)	13,134	(1,716)	9,558	(4,671)	(1,179)	(125,527)	21,513
Remeasurement due to changes in economics factors	-	549	-	103	-	(52)	-	600
Remeasurement due to changes in model inputs	-	9,603	-	(169)	-	(740)	-	8,694
New financial assets purchased/originated(1)	774,418	(15,290)	42,211	(6,973)	18,044	(12,363)	834,673	(34,626)
Financial assets that have been derecognized	(323,208)	12,414	(120,903)	5,663	(27,026)	16,366	(471,137)	34,443
Charges-off	(19,210)	3,952	(19,407)	7,670	(60,507)	87,502	(99,124)	99,124
Foreign Exchange and other movements	47,972	(523)	32,082	(1,438)	5,519	(1,872)	85,573	(3,833)
Balance at December 31, 2024	1,175,803	(24,982)	91,256	(20,021)	85,150	(54,279)	1,352,209	(99,282)
(1)Includes financial assets purchased, originated and restructured.
Variation December 2023 vs December 2022
Stage 1 (12-month expected credit losses)
Stage 1 exposure decreased by COP (14,397,167) and the loss allowance increased by COP 820,111. The decrease in the portfolio at this stage is mainly due to the restatement of the dollar loans into Colombian pesos due to a lower in the market representative rate and a slow disbursement dynamic of the consumer portfolio compared to the previous period. The increase in the loss allowance is due to the impact of a less favorable economic outlook, where there is lower economic growth and a high trend of interest rates throughout the year.
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
Stage 3 (Lifetime expected credit losses)
The exposure in Stage 3 increased by COP 1,038,853 and the loss allowance increased by COP 531,779. The variation in exposure and loss allowance in this Stage is mainly due to clients of the consumer portfolio reaching a delinquency height over 90 days and the impairment of significant clients from the construction sector.

As of December 31, 2023
Commercial

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	126,530,862	(665,259)	8,062,435	(751,728)	8,944,556	(5,853,318)	143,537,853	(7,270,305)
Transfers of financial instruments:	(1,248,210)	(73,788)	(565,802)	157,677	1,814,012	(83,889)	-	-
Transfers from stage 1 to stage 2	(1,286,292)	24,362	1,286,292	(24,362)	-	-	-	-
Transfers from stage 1 to stage 3	(900,645)	26,071	-	-	900,645	(26,071)	-	-
Transfers from stage 2 to stage 1	931,660	(118,403)	(931,660)	118,403	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(1,081,128)	139,257	1,081,128	(139,257)	-	-
Transfers from stage 3 to stage 1	7,067	(5,818)	-	-	(7,067)	5,818	-	-
Transfers from stage 3 to stage 2	-	-	160,694	(75,621)	(160,694)	75,621	-	-
Remeasurement arising from transfer of stage	(172,134)	98,684	(190,275)	(7,563)	(153,574)	(1,140,608)	(515,983)	(1,049,487)
Remeasurement from remaining in the stage	(10,087,837)	69,038	(444,057)	97,791	(135,588)	(159,438)	(10,667,482)	7,391
Remeasurement due to changes in economics factors	-	(14,781)	-	(19,968)	-	7,515	-	(27,234)
Remeasurement due to methodological changes	-	19,001	-	53,533	-	25,299	-	97,833
New financial assets purchased/originated(1)	60,154,305	(302,169)	1,192,219	(143,442)	1,296,765	(725,298)	62,643,289	(1,170,909)
Financial assets that have been derecognized	(45,206,464)	181,931	(1,519,892)	121,596	(1,715,530)	1,391,718	(48,441,886)	1,695,245
Charges-off	(19,285)	973	(81,528)	17,475	(869,872)	952,237	(970,685)	970,685
Foreign Exchange and other movements	(9,177,310)	48,275	(999,563)	49,159	(720,837)	359,081	(10,897,710)	456,515
Balance at December 31, 2023	120,773,927	(638,095)	5,453,537	(425,470)	8,459,932	(5,226,701)	134,687,396	(6,290,266)
(1)Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	51,510,943	(1,823,841)	5,288,921	(1,868,882)	2,788,857	(2,354,412)	59,588,721	(6,047,135)
Transfers of financial instruments:	(2,366,645)	(213,509)	299,377	313,735	2,067,268	(100,226)	-	-
Transfers from stage 1 to stage 2	(1,890,263)	116,262	1,890,263	(116,262)	-	-	-	-
Transfers from stage 1 to stage 3	(1,805,932)	124,706	-	-	1,805,932	(124,706)	-	-
Transfers from stage 2 to stage 1	1,252,391	(381,036)	(1,252,391)	381,036	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(547,962)	230,723	547,962	(230,723)	-	-
Transfers from stage 3 to stage 1	77,159	(73,441)	-	-	(77,159)	73,441	-	-
Transfers from stage 3 to stage 2	-	-	209,467	(181,762)	(209,467)	181,762	-	-
Remeasurement arising from transfer of stage	(176,080)	281,499	(103,802)	(541,174)	990,976	(4,445,663)	711,094	(4,705,338)
Remeasurement from remaining in the stage	(4,024,103)	(79,073)	(162,497)	(79,505)	278,004	(493,421)	(3,908,596)	(651,999)
Remeasurement due to changes in economics factors	-	(242,317)	-	(32,244)	-	989	-	(273,572)
Remeasurement due to methodological changes	-	(423,782)	-	252,110	-	19,805	-	(151,867)
New financial assets purchased/originated(1)	15,350,895	(866,684)	1,429,142	(584,910)	1,275,594	(1,053,814)	18,055,631	(2,505,408)
Financial assets that have been derecognized	(9,643,264)	349,930	(858,742)	315,991	(294,422)	250,487	(10,796,428)	916,408
Charges-off	(1,299,715)	231,387	(1,129,877)	542,312	(2,832,374)	4,488,267	(5,261,966)	5,261,966
Foreign Exchange and other movements	(3,291,416)	114,156	(355,455)	98,062	(149,816)	227,689	(3,796,687)	439,907
Balance at December 31, 2023	46,060,615	(2,672,234)	4,407,067	(1,584,505)	4,124,087	(3,460,299)	54,591,769	(7,717,038)
(1)Includes financial assets purchased, originated and restructured.

Financial leases

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	23,566,544	(151,328)	3,172,285	(238,920)	1,358,887	(622,826)	28,097,716	(1,013,074)
Transfers of financial instruments:	(33,774)	(56,552)	(337,901)	74,010	371,675	(17,458)	-	-
Transfers from stage 1 to stage 2	(886,398)	15,837	886,398	(15,837)	-	-	-	-
Transfers from stage 1 to stage 3	(214,258)	6,202	-	-	214,258	(6,202)	-	-
Transfers from stage 2 to stage 1	1,065,222	(77,927)	(1,065,222)	77,927	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(211,221)	26,291	211,221	(26,291)	-	-
Transfers from stage 3 to stage 1	1,660	(664)	-	-	(1,660)	664	-	-
Transfers from stage 3 to stage 2	-	-	52,144	(14,371)	(52,144)	14,371	-	-
Remeasurement arising from transfer of stage	(67,839)	66,879	(66,232)	(43,021)	38,500	(275,772)	(95,571)	(251,914)
Remeasurement from remaining in the stage	(1,719,440)	7,812	(84,050)	27,024	(16,635)	(44,480)	(1,820,125)	(9,644)
Remeasurement due to changes in economics factors	-	(2,286)	-	(4,103)	-	8,419	-	2,030
Remeasurement due to methodological changes	-	(1,756)	-	(5,150)	-	8,486	-	1,580
New financial assets purchased/originated(1)	2,926,745	(21,654)	915,316	(57,704)	67,467	(45,494)	3,909,528	(124,852)
Financial assets that have been derecognized	(1,780,980)	11,596	(264,866)	12,186	(129,570)	62,077	(2,175,416)	85,859
Charges-off	(863)	29	(25,471)	27,464	(251,570)	250,411	(277,904)	277,904
Foreign Exchange and other movements	(337,265)	1,831	(15,981)	1,573	(7,925)	4,132	(361,171)	7,536
Balance at December 31, 2023	22,553,128	(145,429)	3,293,100	(206,641)	1,430,829	(672,505)	27,277,057	(1,024,575)
(1)Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	34,067,734	(206,800)	1,997,270	(256,275)	1,306,369	(561,016)	37,371,373	(1,024,091)
Transfers of financial instruments:	(1,226,789)	(46,563)	838,151	32,285	388,638	14,278	-	-
Transfers from stage 1 to stage 2	(1,419,929)	20,379	1,419,929	(20,379)	-	-	-	-
Transfers from stage 1 to stage 3	(330,417)	7,821	-	-	330,417	(7,821)	-	-
Transfers from stage 2 to stage 1	523,311	(74,687)	(523,311)	74,687	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(306,993)	52,110	306,993	(52,110)	-	-
Transfers from stage 3 to stage 1	246	(76)	-	-	(246)	76	-	-
Transfers from stage 3 to stage 2	-	-	248,526	(74,133)	(248,526)	74,133	-	-
Remeasurement arising from transfer of stage	(18,655)	45,186	(8,302)	(84,371)	63,442	(154,335)	36,485	(193,520)
Remeasurement from remaining in the stage	(1,240,204)	(6,873)	(12,416)	(5,955)	(20,842)	(125,459)	(1,273,462)	(138,287)
Remeasurement due to changes in economics factors	-	(8,108)	-	(1,386)	-	-	-	(9,494)
Remeasurement due to methodological changes	-	54,756	-	17,730	-	58,972	-	131,458
New financial assets purchased/originated(1)	5,361,515	(36,938)	102,552	(19,513)	37,864	(11,435)	5,501,931	(67,886)
Financial assets that have been derecognized	(1,428,077)	11,130	(69,961)	10,885	(106,100)	53,259	(1,604,138)	75,274
Charges-off	(2,088)	8	(2,446)	497	(123,998)	128,027	(128,532)	128,532
Foreign Exchange and other movements	(3,302,788)	9,287	(216,194)	21,182	(134,267)	44,339	(3,653,249)	74,808
Balance at December 31, 2023	32,210,648	(184,915)	2,628,654	(284,921)	1,411,106	(553,370)	36,250,408	(1,023,206)
(1)Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	1,093,973	(28,564)	135,528	(29,024)	98,575	(67,447)	1,328,076	(125,035)
Transfers of financial instruments:	(210,552)	3,957	155,467	(680)	55,085	(3,277)	-	-
Transfers from stage 1 to stage 2	(177,024)	4,932	177,024	(4,932)	-	-	-	-
Transfers from stage 1 to stage 3	(46,849)	2,745	-	-	46,849	(2,745)	-	-
Transfers from stage 2 to stage 1	13,169	(3,625)	(13,169)	3,625	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(17,243)	5,043	17,243	(5,043)	-	-
Transfers from stage 3 to stage 1	152	(95)	-	-	(152)	95	-	-
Transfers from stage 3 to stage 2	-	-	8,855	(4,416)	(8,855)	4,416	-	-
Remeasurement arising from transfer of stage	(2,939)	2,268	(4,798)	(5,519)	(8,155)	(58,743)	(15,892)	(61,994)
Remeasurement from remaining in the stage	(133,210)	5,932	(9,475)	(7,767)	(94)	(9,821)	(142,779)	(11,656)
Remeasurement due to changes in economics factors	-	(3,185)	-	(882)	-	24	-	(4,043)
Remeasurement due to methodological changes	-	(14,202)	-	3,792	-	2,808	-	(7,602)
New financial assets purchased/originated(1)	395,777	(29,237)	31,394	(8,643)	32,093	(28,378)	459,264	(66,258)
Financial assets that have been derecognized	(220,594)	5,021	(13,738)	3,545	(12,904)	9,549	(247,236)	18,115
Charges-off	(17,840)	1,787	(17,376)	7,174	(46,060)	72,315	(81,276)	81,276
Foreign Exchange and other movements	(130,044)	993	(16,699)	3,139	(8,397)	5,047	(155,140)	9,179
Balance at December 31, 2023	774,571	(55,230)	260,303	(34,865)	110,143	(77,923)	1,145,017	(168,018)
(1)Includes financial assets purchased, originated and restructured.
NOTE 7. ASSETS HELD FOR SALE AND INVENTORIES, NET
The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2024	December 31, 2023
In millions of COP
Inventories, net	932,657	747,302
Assets held for sale, net	173,742	159,451
Total assets held for sale and inventories, net	1,106,399	906,753
7.1. Inventories
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
In addition, the Bancolombia Group companies have a business unit that develops real estate, which are sold in the ordinary course of business and are classified as inventories.

The Bank’s inventories at December 31, 2024 and 2023, are summarized as follows:

Inventories	December 31, 2024	December 31, 2023
In millions of COP
Lands and buildings(1)	576,556	275,808
Vehicles(2)	365,173	469,949
Machinery and others	32,166	38,310
Total inventory cost	973,895	784,067
Impairment	(41,238)	(36,765)
Total inventories, net	932,657	747,302
(1)In 2024, includes business unit that develops real estate, which are sold in the ordinary course of business and are classified as inventories.
(2) The decrease corresponds to higher sales in the year.

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.
There are no inventories pledged as collateral for liabilities as of December 31, 2024 and 2023.
7.2. Assets held for sale
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
The total balance of assets held for sale, by operating segment, are detailed below:
As of December 31, 2024

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Total
In millions of COP
Machinery and equipment	5,563	4,522	-	-	10,085
Cost	5,660	4,532	-	-	10,192
Impairment	(97)	(10)	-	-	(107)
Real estate for residential purposes	2,887	111,983	6,349	12,644	133,863
Cost	2,887	116,214	6,374	12,673	138,148
Impairment	-	(4,231)	(25)	(29)	(4,285)
Real estate different from residential properties	182	29,612	-	-	29,794
Cost	182	29,787	-	-	29,969
Impairment	-	(175)	-	-	(175)
Total assets held for sale - cost	8,729	150,533	6,374	12,673	178,309
Total assets held for sale - impairment	(97)	(4,416)	(25)	(29)	(4,567)
Total assets held for sale(1)	8,632	146,117	6,349	12,644	173,742
(1)For 2024 there are no assets related to investments held for sale.

As of December 31, 2023

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Total
In millions of COP
Machinery and equipment	9,238	2,464	-	-	11,702
Cost	9,300	2,473	-	-	11,773
Impairment	(62)	(9)	-	-	(71)
Real estate for residential purposes	6,191	104,934	3,091	3,260	117,476
Cost	6,191	106,642	3,148	4,060	120,041
Impairment	-	(1,708)	(57)	(800)	(2,565)
Real estate different from residential properties	5,406	24,867	-	-	30,273
Cost	5,947	24,980	-	-	30,927
Impairment	(541)	(113)	-	-	(654)
Total assets held for sale - cost	21,438	134,095	3,148	4,060	162,741
Total assets held for sale - impairment	(603)	(1,830)	(57)	(800)	(3,290)
Total assets held for sale(1)	20,835	132,265	3,091	3,260	159,451
(1)For 2023 there are no assets related to investments held for sale.
Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.
NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2024	December 31, 2023
In millions of COP
Investments in associates(1)	2,768,611	2,526,073
Investments in joint ventures(2)	160,373	471,530
Total investments in associates and joint ventures	2,928,984	2,997,603
(1)As of December 31, 2024 and 2023, the amount includes investments in associates at fair value for COP 1,830,884 and COP 1,670,782, respectively, see Note 30. Fair value of assets and liabilities. Additionally, the amount includes investments in associates at equity method value for COP 937,727 and COP 855,291, respectively.
(2)All investments in joint ventures are accounted for using the equity method.

The following are the investments in associates that the Bank holds as of December 31, 2024 and 2023:

Company name	Main activity	Country	December 31, 2024			December 31, 2023
			% of Ownership interest	Carrying amount		% of Ownership interest	Carrying amount
In millions of COP
P.A Viva Malls(1)	Development and operation of commercial spaces	Colombia	49.00%	1,817,503		49.00%	1,661,679
Protección S.A.(1)	Administration of pension funds and severances	Colombia	20.58%	625,370		20.58%	594,105	*
P.A El Bosque	Real estate ecosystems	Colombia	14.11%	85,863	*	14.11%	57,120	*
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	42,190	*	20.36%	35,735	*
Titularizadora Colombiana S.A. Hitos.	Mortgage portfolio securities	Colombia	26.98%	42,050	*	26.98%	37,950	*
P.A El Otoño	Real estate ecosystems	Colombia	16.30%	36,676	*	16.30%	33,442	*
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	23,706	*	19.94%	21,952	*
Patria Asset Management S.A. (before Gestoría Externa de Portafolios S.A.)	Investment management service	Colombia	49.31%	20,428		49.31%	11,278	*
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	25.00%	13,382	*	25.00%	10,223	*
P.A Distrito Vera	Real estate ecosystems	Colombia	33.33%	13,325		33.33%	9,103
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	12,695	*	49.78%	9,514	*
Internacional Ejecutiva de Aviación S.A.S.(2)	Aircraft and aircraft travel service	Colombia	37.50%	9,158		25.00%	6,093	*
P.A Boreal	Real estate ecosystems	Colombia	20.00%	8,658	*	20.00%	7,579	*
P.A Mirador de la Ciénaga.	Real estate ecosystems	Colombia	13.00%	4,326	*	13.00%	4,518	*
P.A La Felicidad	Real estate ecosystems	Colombia	20.00%	4,067	*	20.00%	6,938	*
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	3,520		46.00%	5,864	*
P.A Madrid II	Real estate ecosystems	Colombia	20.00%	3,103	*	20.00%	9,208	*
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	25.00%	1,544	*	25.00%	1,554	*
Agricapital S.A.S.	Financial services	Colombia	10.79%	991	*	10.79%	1,262	*
Fideicomiso Locales Distrito Vera	Real estate ecosystems	Colombia	33.33%	56		—%	—
Servicios de Identidad Digital S.A.S.(3)	Digital services	Colombia	33.33%	—	*	33.33%	956
Total, investments in associates				2,768,611			2,526,073
(1)For further information, see table the changes in the carrying amount of associates of the Bank as of December 31, 2024 and 2023.
(2)The increase in the percentage of ownership is due to the purchase of 562,500 shares from Grupo Nutresa for COP 3,000 in April 2024.
(3)The value of the investment in the company is COP 0, due to the recognition of the equity method in the company up to its recoverable value.

(*)For the purposes of applying the equity method of accounting, financial statements as of November 30, 2024 and 2023 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2024 and 2023.

The following table sets forth the changes in the carrying amount of associates of the Bank as of December 31, 2024 and 2023:

	December 31, 2024				December 31, 2023
	In millions of COP
	P.A Viva Malls	Protección S.A.	Others	Total	P.A Viva Malls	Protección S.A.	Others	Total
Balance at January 1,	1,661,679	594,105	270,289	2,526,073	1,530,459	533,584	236,407	2,300,450
Equity method(1)	155,824	94,180	61,189	311,193	128,028	62,442	40,234	230,704
OCI (Equity method)	-	(8,464)	1,642	(6,822)	-	(1,921)	(1,039)	(2,960)
OCI (Translation adjustment)	-	-	3,395	3,395	-	-	(5,674)	(5,674)
Purchase / capitalizations	-	-	38,285	38,285	3,192	-	35,561	38,753
Sells or refund of contributions	-	-	(21,041)	(21,041)	-	-	(6,428)	(6,428)
Impairment loss(2)	-	-	(26)	(26)	-	-	(2,017)	(2,017)
Dividends	-	(55,558)	(27,432)	(82,990)	-	-	(28,249)	(28,249)
Others	-	1,107	(563)	544	-	-	1,494	1,494
Balance at December 31,	1,817,503	625,370	325,738	2,768,611	1,661,679	594,105	270,289	2,526,073
(1)For further information see Note 25.5. Dividends and net income on equity investments.
(2)For 2024 and 2023, the Bank management performed a valuation, to establish the recoverables amounts based in value in use of Reintegra S.A.S., which amounted to COP 3,737 and COP 5,750, respectively, with a discount rate of 20.39% and 21.50%, respectively. As a result of the valuation, the recoverables amounts of the investment were lower than the carrying amount of each year, for this, the Bank recorded an impairment in the Consolidated Statement of Income for COP 26 and COP 2,017. For further information see Note 25.5. Dividends and net income on equity investments.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2024 and 2023:
As of December 31, 2024

Company name	Assets (unaudited)	Liabilities (unaudited)	OCI (unaudited)	Income from ordinary activities (unaudited)	Profits (unaudited)
In millions of COP
P.A Viva Malls	3,823,893	114,703	-	761,198	487,123
Protección S.A.	3,194,045	752,834	38,953	1,884,277	446,532
As of December 31, 2023

Company name	Assets (unaudited)	Liabilities (unaudited)	OCI (unaudited)	Income from ordinary activities (unaudited)	Profits (unaudited)
In millions of COP
P.A Viva Malls	3,492,834	101,653	-	849,928	327,838
Protección S.A.	2,955,547	666,280	80,088	1,597,171	303,460
The dividends received from the associate at fair value P.A Viva Malls for the year ended December 31, 2024 and 2023 are COP 121,977 and COP 104,623, respectively. These are included in the line Dividends and net income on equity investments in the Consolidated Statement of Income. Dividends are received in Protección S.A. for COP 55,558, effect of the recognition of the equity method, recognized as a reduction in the value of the investment.

The following are the joint ventures that the Bank holds as of December 31, 2024 and 2023:

Company name	Main activity	Country	December 31, 2024			December 31, 2023
			% of Ownership interest	Carrying amount		% of Ownership interest	Carrying amount
In millions of COP
Compañía de Financiamiento TUYA S.A.(1)	Financing Services	Colombia	50.00%	95,106		50.00%	410,324
P.A Laurel	Renewable energies	Colombia	50.00%	27,835		50.00%	27,364	*
Puntos Colombia S.A.S.	Administration of the customers loyalty	Colombia	50.00%	17,691		50.00%	10,922	*
Fondo de Capital Privado Ruta del Sol compartimento A	Investment in infrastructure projects	Colombia	26.30%	10,597	*	26.30%	10,588	*
P.A Blup	Inventory finance and comprehensive logistics operation	Colombia	50.00%	3,888		50.00%	3,313
Ecosistemas Digitales de Negocio S.A.S.	Digital electronic billing services	Colombia	50.00%	3,182		50.00%	6,293	*
P.A Coba(2)(3)	Technological platform development	Colombia	51.78%	1,720		—%	-
P.A Acelera TI(2)	IT talent development	Colombia	50.00%	279		—%	-
Avicapital	Purchase and sale of loans and receivables	Colombia	50.00%	75	*	50.00%	-
P.A. Finsocial	Purchase and sale of loans and receivables	Colombia	—%	-		50.00%	42	*
P.A Reintegra(4)	Collections and recovery of portfolio	Colombia	46.00%	-	*	46.00%	-	*
P.A Muverang(5)	Sustainable mobility services	Colombia	33.33%	-	*	33.33%	2,684
Total investments in joint venture				160,373			471,530
(1)For further information, see table the changes in the carrying amount of joint ventures of the Bank as of December 31, 2024 and 2023.
(2)Investments acquired by Negocios Digitales Colombia S.A.S. during the year 2024.
(3)The investment is classified as a joint venture because the relevant decisions are made jointly and there is no control over it.
(4)In 2024 and 2023, the carrying amount at the end of the year is COP 0, because the amount of downstream transactions between Bancolombia S.A. and P.A Reintegra made during these years.
(5)In 2024, the value of the investment in the company is COP 0, due to the recognition of the equity method and impairment of the company.
(*)For the purposes of applying the equity method of accounting, financial statements as of November 30, 2024 and 2023 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between these dates and December 31, 2024 and 2023.
The following table sets forth the changes in the carrying amount of joint ventures of the Bank as of December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023
	In millions of COP
	Compañía de financiamiento Tuya S.A.	Others	Total	Compañía de financiamiento Tuya S.A.	Others	Total
Balance at January 1,	410,324	61,206	471,530	564,998	50,185	615,183
Equity method(1)	(79,681)	(8,940)	(88,621)	(110,600)	(6,989)	(117,589)
Purchase / capitalizations	76,751	15,437	92,188	62,500	17,890	80,390
Sells or refund of contributions	-	(403)	(403)	-	(296)	(296)
(Impairment loss) / Recovery(2)	(312,288)	(2,033)	(314,321)	(106,574)	416	(106,158)
Balance at December 31,	95,106	65,267	160,373	410,324	61,206	471,530
(1)For further information, see Note 25.5. Dividends and net income on equity investments.
(2)During the year 2024 and 2023, the impairment loss relates mainly to the fact that the Bank's management requested a valuation of joint venture Tuya S.A. to establish the recoverable amount based in value in use of the previously mentioned joint ventures, which amounted to COP 85,993 and COP 425,494 with a 12.90% - 16.10% and 13.10% - 20.30% discount rate, respectively. As a result of the valuation, the recoverables amounts on investment were lower than the carrying amount, therefore, the Bank recorded an impairment in the Consolidated Statement of Income for COP 312,288 and COP 106,574, respectively. Additionally, for 2024, the Bank's management determined that due to its divestment decision in the P.A. Muverang, the recoverable amount is COP 0. As the recoverable amount was lower than the carrying amount, an impairment was recorded in the Consolidated Statement of Income for the period for COP 2,033. Additionally, for 2023, the Bank management performed a valuation, to establish the recoverable amount based in value in use of Fondo de Capital Privado Ruta del Sol compartimento A, which amounted to COP 2,742, with a 36.03% discount rate. As a result of the valuation, the recoverable amount of the investment was higher than the carrying amount, for this, the Bank recognized a recovery of the impairment losses for COP 416. See Note 25.5. Dividends and net income on equity investments.

The following is additional information regarding the Bank’s most significant joint ventures as of December 31, 2024 and 2023:
As of December 31, 2024

Company name	Assets (unaudited)(1)	Liabilities (unaudited)	Income from ordinary activities (unaudited)	Loss (unaudited)(2)
In millions of COP
Compañía de financiamiento Tuya S.A.	2,830,280	2,322,251	1,505,074	155,514
(1)Includes cash and cash equivalents for COP 317,389.
(2)Includes interest and valuation income for COP 704,535, credit impairment charges, net for COP 510,496, interest expenses for COP 305,343, depreciation and amortization for COP 29,329 and income tax revenue for COP 53,566.

As of December 31, 2023

Company name	Assets (unaudited)(1)	Liabilities (unaudited)	Income from ordinary activities (unaudited)	Loss (unaudited)(2)
In millions of COP
Compañía de financiamiento Tuya S.A.	3,827,631	3,313,741	2,205,538	221,199
(1)Includes cash and cash equivalents for COP 223,625.
(2)Includes interest and valuation income for COP 1,142,715, credit impairment charges, net for COP 949,125, interest expenses for COP 502,501, depreciation and amortization for COP 38,491 and income tax revenue for COP 131,265.

The accumulated other comprehensive income before tax of investments in associates and joint ventures as of December 31, 2024 and 2023, corresponds to COP 1,324 and COP 4,751, respectively.
As of December 31, 2024 and 2023, there are no restrictions on the ability of the associates and joint ventures to transfer funds to the Bank in the form of cash dividends. In the same way, there are no contingent liabilities incurred by the Bank regarding its interests in the aforementioned joint ventures and associates.

In the companies P.A El Bosque, P.A El Otoño, ACH Colombia S.A., P.A Mirador de la Ciénaga and Agricapital S.A.S. the participation of the Bank is less than 20%, however, it has participation in the Board of Directors and for this reason it is considered that it has significant influence over the decisions that may be taken in the company.

NOTE 9. INVESTMENT PROPERTIES
The table below sets forth the conciliation between the initial and ending balances of the market value of investment properties of Consolidated Statement of Financial Position at the end of the period:

	December 31, 2024	December 31, 2023
In millions of COP
Balance at the beginning of the year	4,709,911	3,994,058
Acquisitions(1)	682,334	294,569
Subsequent expenditure recognized as an asset	222,167	170,920
Sales/Write-offs(2)	(156,697)	(21,194)
Amount reclassified (to) from other assets(3)	(77,862)	39,096
Gains on valuation(4)	200,256	232,462
Balance at the end of the period(5)	5,580,109	4,709,911
(1)In 2024 corresponds to PA Cedis Sodimac for COP 461,815 and of the Constellation real estate for COP 161,427.
(2)In 2024, corresponds mainly to the sale of the PA Polaris for COP 63,475, Lote B5 for COP 33,364, Local of the Molinos 4139 for COP 7,709 and Plaza de la Aduana for COP 5,032.
(3)In 2024 corresponds to property of Fondo Inmobiliario Colombia that were reclassified to the inventories category and in 2023 reclassified from the property and equipment category, considering the change of use of these assets.
(4)In 2023 the difference with the line Investment property valuation included in Other operating income corresponds to gains recognized in acquisitions. See Note 25.4. Other operating income - Investment property valuation and Others.
(5)Between December 31, 2024 and 2023, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30. Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank related to its investment properties are detailed below:
As of December 31, 2024

Type of asset	Balance at the beginning of the year	Appraisals	Net increase(1)	Amount reclassified (to) from other asset(2)	Amount reclassified from construction to finished(3)	Adjusted fair value at the end of the year
In millions of COP
Buildings	4,369,629	191,051	578,639	(77,862)	18,819	5,080,276
Lands	340,282	9,205	169,165	-	(18,819)	499,833
Total	4,709,911	200,256	747,804	(77,862)	-	5,580,109
(1) The net increase in buildings corresponds mainly the purchase of PA Cedis Sodimac for COP 461,815, and Constellation property for COP 161,427.
(2) In 2024 corresponds to property of Fondo Inmobiliario Colombia that were reclassified to the inventories category because they are assets intended to be sold in the ordinary course of business.
(3) In 2024 the movement corresponds to the reclassification of properties that were under construction and have already been completed.

As of December 31, 2023

Type of asset	Balance at the beginning of the year	Appraisals	Net increase (1)(2)	Acquisitions from business combination(3)	Adjusted fair value at the end of the year
In millions of COP
Buildings	3,870,706	194,608	265,219	39,096	4,369,629
Lands	123,352	37,854	179,076	-	340,282
Total	3,994,058	232,462	444,295	39,096	4,709,911

(1)The increase in buildings corresponds mainly in Bancolombia for the purchase for COP 80,954, FCP Fondo Inmobiliario Colombia for COP 91,182, in addition to subsequent expenditure for investment properties under construction for COP 71,023.
(2)The increase in lands corresponds mainly to the entry of Nomad Central-2, P.A Calle 84 (2) and P.A Calle 84 (3) for COP 92,585 and the subsequent expenditure for COP 71,354.
(3)The amount reclassified from premises and equipment corresponds properties from FCP Fondo Inmobiliario Colombia that were transfers to investment property, because they are held for obtaining profits and capital appreciation.

Amounts recognized in the statement of income for the period.
The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2024	December 31, 2023	December 31, 2022
	In millions of COP
Income from rentals	325,286	228,325	157,511
Operating expenses due to:	60,334	39,191	40,288
Investment properties that generated income through rentals	37,394	28,813	21,267
Investment properties that did not generate income through rentals	22,940	10,378	19,021
Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.
The fair value of the Bank’s investment properties for the year ending at December 31, 2024 and 2023, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.
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
As of December 31, 2024 and 2023, the Bank does not have investment properties held under financial leases.

NOTE 10. PREMISES AND EQUIPMENT, NET
As of December 31, 2024 and 2023, the premises and equipment, net consisted of the following:

Composition	December 31, 2024	December 31, 2023
In millions of COP
Premises and equipment for own use, net	2,650,602	2,525,254
Premises and equipment in operating leases, net	3,255,462	3,997,280
Total premises and equipment, net	5,906,064	6,522,534
As of December 31, 2024
Premises and equipment for own use

Premises and equipment for own use	Balance at January 1, 2024	Roll - forward					Balance at December 31, 2024
		Additions(1)	Expenses depreciation and impairment(2)	Disposals(3)	Transfers(4)	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	517,405	-	-	(8,729)	1,437	28,520	538,633
Construction in progress
Cost	83,633	27,273	-	(19,945)	(51,842)	7,570	46,689
Buildings
Cost	1,740,005	14,187	-	(17,843)	42,645	97,040	1,876,034
Accumulated depreciation	(493,196)	-	(36,311)	5,581	865	(51,608)	(574,669)
Furniture and fixtures
Cost	678,138	88,033	-	(20,444)	98	34,340	780,165
Accumulated depreciation	(415,517)	-	(42,332)	15,163	(6)	(22,020)	(464,712)
Accumulated impairment	-	-	(441)	441	-	-	-
Computer equipment
Cost	974,433	163,304	-	(111,079)	(1,857)	48,143	1,072,944
Accumulated depreciation	(592,436)	-	(116,102)	93,511	6	(31,407)	(646,428)
Accumulated impairment	-	-	(401)	401	-	-	-
Vehicles
Cost	33,980	4,809	-	(5,174)	445	2,374	36,434
Accumulated depreciation	(17,306)	-	(6,007)	4,762	17	(1,276)	(19,810)
Leasehold improvements
Cost	16,637	33,848	-	-	(44,781)	203	5,907
Accumulated depreciation	(522)	-	(23)	-	-	(40)	(585)
Total premises and equipment for own use - cost	4,044,231	331,454	-	(183,214)	(53,855)	218,190	4,356,806
Total premises and equipment - accumulated depreciation	(1,518,977)	-	(200,775)	119,017	882	(106,351)	(1,706,204)
Total premises and equipment - accumulated impairment	-	-	(842)	842	-	-	-
Total premises and equipment for own use, net	2,525,254	331,454	(201,617)	(63,355)	(52,973)	111,839	2,650,602
(1) Corresponds mainly to Bancolombia S.A due to:
Computer equipment, mainly: ATMs, laptops, central processing unit (CPU) and security cameras.
Furniture and fixtures, mainly: Condensing unit, modular system, handling unit and Chiller (complementary air conditioning equipment), power plant and cashier stand.
Leasehold improvements, mainly: Cosmocentro building, Carrera Primera Branch and Calle 76 Branch.
(2) See Note 26.3. Impairment, depreciation and amortization.
The impairment, mainly in Bancolombia S.A, corresponds to the procedure defined in the assets for obsolescence, accidents and others, which results in the write-off of the asset.
(3) Corresponds mainly to Bancolombia S.A in computer equipment due to obsolescence of ATMs and laptops.
(4) Corresponds mainly to Bancolombia S.A. for transfer to right-of-use assets due to completion of improvements and activation of contracts, the most significant improvements being in branches and activation due to completion of improvements of other assets.

Premises and equipment in operating leases

Premises and equipment in operating leases	Balance at January 1, 2024	Roll - forward					Balance at December 31, 2024
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(614)	-	(254)	-	-	-	(868)
Computer equipment
Cost	228,161	73,678	-	(15,015)	(21,594)	-	265,230
Accumulated depreciation	(95,638)	-	(63,251)	12,730	21,294	-	(124,865)
Vehicles(2)
Cost	4,787,645	673,997	-	(148,572)	(1,246,104)	-	4,066,966
Accumulated depreciation	(924,365)	-	(369,475)	30,259	310,489	-	(953,092)
Total premises and equipment in operating leases - cost	5,017,897	747,675	-	(163,587)	(1,267,698)	-	4,334,287
Total premises and equipment - accumulated depreciation	(1,020,617)	-	(432,980)	42,989	331,783	-	(1,078,825)
Total premises and equipment in operating leases, net	3,997,280	747,675	(432,980)	(120,598)	(935,915)	-	3,255,462
(1)See Note 26.3. Impairment, depreciation and amortization
(2)The decrease is mainly due in Bancolombia S.A due to cancellations and transfers to inventories of vehicles leased.
Premises and equipment total

Premises and equipment total	Balance at January 1, 2024	Roll - forward					Balance at December 31, 2024
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Total premises and equipment - cost	9,062,128	1,079,129	-	(346,801)	(1,321,553)	218,190	8,691,093
Total premises and equipment - accumulated depreciation	(2,539,594)	-	(633,755)	162,006	332,665	(106,351)	(2,785,029)
Total premises and equipment - accumulated impairment	-	-	(842)	842	-	-	-
Total premises and equipment, net	6,522,534	1,079,129	(634,597)	(183,953)	(988,888)	111,839	5,906,064
(1)See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2023
Premises and equipment for own use

Premises and equipment for own use	Balance at January 1, 2023	Roll - forward					Balance at December 31, 2023
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	605,713	3,750	-	(3,738)	(39,665)	(48,655)	517,405
Construction in progress
Cost	51,839	46,846	-	-	-	(15,052)	83,633
Buildings
Cost	1,878,689	25,644	-	(30,968)	18,311	(151,671)	1,740,005
Accumulated depreciation	(535,550)	-	(38,565)	10,828	(11,916)	82,007	(493,196)
Accumulated impairment	-	-	(153)	153	-	-	-
Furniture and fixtures
Cost	709,894	57,565	-	(29,474)	(6,522)	(53,325)	678,138
Accumulated depreciation	(432,992)	-	(44,238)	25,956	-	35,757	(415,517)
Accumulated impairment	-	-	(797)	797	-	-	-
Computer equipment
Cost	1,007,230	129,012	-	(91,096)	2,416	(73,129)	974,433
Accumulated depreciation	(595,991)	-	(114,887)	73,226	(4,100)	49,316	(592,436)
Accumulated impairment	-	-	(1,507)	1,507	-	-	-
Vehicles
Cost	31,713	9,967	-	(6,709)	2,489	(3,480)	33,980
Accumulated depreciation	(19,506)	-	(5,331)	5,650	(14)	1,895	(17,306)
Leasehold improvements
Cost	9,661	26,950	-	-	(19,436)	(538)	16,637
Accumulated depreciation	(627)	-	(25)	-	-	130	(522)
Total premises and equipment for own use - cost	4,294,739	299,734	-	(161,985)	(42,407)	(345,850)	4,044,231
Total premises and equipment - accumulated depreciation	(1,584,666)	-	(203,046)	115,660	(16,030)	169,105	(1,518,977)
Total premises and equipment - accumulated impairment	-	-	(2,457)	2,457	-	-	-
Total premises and equipment for own use, net	2,710,073	299,734	(205,503)	(43,868)	(58,437)	(176,745)	2,525,254
(1)See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

Premises and equipment in operating leases	Balance at January 1, 2023	Roll - forward					Balance at December 31, 2023
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(360)	-	(254)	-	-	-	(614)
Computer equipment
Cost	150,969	66,833	-	(4,463)	14,822	-	228,161
Accumulated depreciation	(66,577)	-	(49,364)	3,855	16,448	-	(95,638)
Vehicles
Cost	4,718,405	1,156,419	-	(79,280)	(1,007,899)	-	4,787,645
Accumulated depreciation	(787,535)	-	(383,712)	18,181	228,701	-	(924,365)
Accumulated impairment	-	-	(2,023)	2,023	-	-	-
Total premises and equipment in operating leases - cost	4,871,465	1,223,252	-	(83,743)	(993,077)	-	5,017,897
Total premises and equipment - accumulated depreciation	(854,472)	-	(433,330)	22,036	245,149	-	(1,020,617)
Total premises and equipment - accumulated impairment	-	-	(2,023)	2,023	-	-	-
Total premises and equipment in operating leases, net	4,016,993	1,223,252	(435,353)	(59,684)	(747,928)	-	3,997,280
(1)See Note 26.3. Impairment, depreciation and amortization.
Premises and equipment total

Premises and equipment total	Balance at January 1, 2023	Roll - forward					Balance at December 31, 2023
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Total premises and equipment - cost	9,166,204	1,522,986	-	(245,728)	(1,035,484)	(345,850)	9,062,128
Total premises and equipment - accumulated depreciation	(2,439,138)	-	(636,376)	137,696	229,119	169,105	(2,539,594)
Total premises and equipment - accumulated impairment	-	-	(4,480)	4,480	-	-	-
Total premises and equipment, net	6,727,066	1,522,986	(640,856)	(103,552)	(806,365)	(176,745)	6,522,534
(1)See Note 26.3. Impairment, depreciation and amortization.
As of December 31, 2024 and 2023, there were contractual commitments for the purchase of premises and equipment of COP 2,664 and COP 4,025, respectively. As of December 31, 2024, these commitments are mainly for branch projects, asset changes, and improvements to the Niquia Datacenter (data processing center).
As of December 31, 2024 and 2023, there was no premises and equipment pledged as collateral, or with ownership restrictions. Additionally, the assessment made by Bancolombia Group indicates there is no evidence of impairment of its premises and equipment.
As of December 31, 2024 and 2023, the amount of fully depreciated premises and equipment that is still in use is COP 735,090 and COP 673,376, respectively, mainly comprised of computer equipment, furniture and fixtures and office equipment, buildings and vehicles. The temporarily idle premises and equipment amounted to COP 97,055 in 2024 and COP 79,644 in 2023.

NOTE 11. LEASES
11.1. Lessor
Finance leases
The Bank has entered into lease agreements as the lessor. These lease arrangements involve machinery and equipment, computer equipment, vehicles, buildings and furniture and fixtures, and their terms range between one and thirty years, as follows:
As of December 31, 2024

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,443,191	1,253,099
Between 1 and 5 years	10,610,800	8,446,425
Greater than 5 years	31,988,317	17,592,080
Total gross investment in finance lease receivable/ present value of minimum payments	44,042,308	27,291,604
Less: Future financial income(1)	(16,750,704)	-
Present value of payments receivable(2)	27,291,604	27,291,604
Minimum non-collectable payments impairment	(1,088,272)	(1,088,272)
Total	26,203,332	26,203,332
(1)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2)See Note 6. Loans and advances to customers, net.
As of December 31, 2023

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,481,313	1,257,859
Between 1 and 5 years	10,967,173	8,338,151
Greater than 5 years	34,066,937	17,681,047
Total gross investment in finance lease receivable/ present value of minimum payments	46,515,423	27,277,057
Less: Future financial income(1)	(19,238,366)	-
Present value of payments receivable(2)	27,277,057	27,277,057
Minimum non-collectable payments impairment	(1,024,575)	(1,024,575)
Total	26,252,482	26,252,482
(1)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2)See Note 6. Loans and advances to customers, net.

Unsecured residual value(*)
The following table sets the unsecured residual values by type of asset as of December 31, 2024 and 2023:

Type of asset	December 31, 2024	December 31, 2023
In millions of COP
Technological equipment	58,357	49,990
Vehicles	15,966	14,243
Machinery and equipment	20,650	11,930
Furniture and fixtures	14	12
Other assets	1,862	1,417
Total	96,849	77,592
(*)The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.
Amounts recognized as income for extensions
At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2024	December 31, 2023
In millions of COP
Technological equipment	15,572	20,717
Buildings	9,254	8,088
Machinery and equipment	236	532
Vehicles	200	102
Total	25,262	29,439
As of December 31, 2024, 2023 and 2022, The Bank has recognized in its financial statements COP 3,559,814, COP 3,879,188, and COP 2,461,456, corresponding to financial leases income, respectively.
Operating leases
Some of the Bank’s subsidiaries lease assets to third parties under the lease modality. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from six months to ten years.
The following table presents the information of minimum payments by lease to be received:

	December 31, 2024	December 31, 2023
In millions of COP
Less than 1 year	246,875	259,277
Between 1 and 5 years	186,465	524,293
Greater than 5 years	56,999	60,619
Total(1)	490,339	844,189
(1)During 2024, Renting Colombia S.A.S. has increased the placement of financial leases, which has resulted in a decrease in operating leases.

As of December 31, 2024, 2023 and 2022, The Bank has recognized in its financial statements COP 795,179, COP 833,244 and COP 649,693 corresponding to operating leases income, respectively. Additionally, The Bank recognized other services related to the lease for COP 671,251, COP 660,442 and COP 541,436 respectively.
Risk management associated with leases
The Bank, in those companies offering leasing services, acting as lessor, has a comprehensive asset management model for those assets classified as property, plant and equipment. For the risk of non-payment of rent by the lessee, the model includes policies and guidelines in the origination of leasing contracts, where the lessee's payment capacity is assessed through financial analysis, historical payment behavior evaluation, and risk level. This model includes an impairment test that evaluates indicators that impact the assets, which is carried out annually. The test evaluates both external indicators (economic and legal), and internal ones (insurance, maintenance and used market sales) indicators that impact the assets and their environment are evaluated. Likewise, the calculation of residuals was updated to reflect the effect of the new macroeconomic conditions. Moreover, the Bank performs a detailed review process at the time of return of the asset by the lessees in order to guarantee their operating conditions. Additionally, the Bank employs experts apart from the sales team, who constantly monitor the conditions of the second-hand market, and carry out back-testing in order to determine the consistency of the residual value model, and periodically review the results together with key managers. All the above is complemented by agreements with suppliers, which allow the exchange of information, knowledge and, in some cases, the structuring of residual risk mitigation mechanisms.

In order to manage the risks associated with the assets, the Bank also employs an insurance department, and engages an international broker and insurance companies. They all serve as support to design and define the strategies for the different types of protection that cover the lessor's risks, assets and customers. In the vehicle rental business of Renting Colombia S.A.S., there is also a proprietary insurance model for a percentage of the vehicles in the active fleet, which covers partial and total losses due to damage and theft with company resources. At the same time, civil liability and assistance coverage are managed through insurance companies. This proprietary insurance model is managed through projected estimation strategies, monitoring the frequency of claims, and containment strategies through methodological support and the design and implementation of road safety programs.

Similarly, in the same vehicle rental business of Renting Colombia's, assets are managed with the goal of preserving commercial value through necessary maintenance, which avoids deterioration beyond that generated by regular use. Service indicators with suppliers are periodically reviewed in order to ensure their quality and compliance with the expected levels. Safe mobility strategies are also defined based on the permanent analysis of the road safety indicators. These strategies aim at ensuring the status and useful life of the asset.

11.2. Lessee
The Bank has entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as certain Computer equipment. As of December 31, 2024 and 2023, the rollforward of right-of-use assets was as follows:
As of December 31, 2024

		Roll - forward
Right-of-use assets	Balance at January 01, 2024	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation(2)	Effect of changes in foreign exchange rate	Balance at December 31, 2024
In millions of COP
Buildings
Cost	2,302,922	105,666	61,879	-	(62,106)	91,414	144,744	2,644,519
Accumulated depreciation	(706,786)	-	-	(191,472)	34,561	-	(62,201)	(925,898)
Computer equipment
Cost	58,069	4,552	195	-	(3,538)	803	7,620	67,701
Accumulated depreciation	(34,936)	-	-	(12,352)	3,398	-	(5,026)	(48,916)
Furniture and fixtures
Cost	2,762	5,083	-	-	(509)	33	617	7,986
Accumulated depreciation	(2,607)	-	-	(656)	509	-	(317)	(3,071)
Vehicles
Cost	19,755	89,733	-	-	(90,464)	21	244	19,289
Accumulated depreciation	(5,134)	-	-	(3,080)	4,005	-	(195)	(4,404)
Total right-of-use assets – cost	2,383,508	205,034	62,074	-	(156,617)	92,271	153,225	2,739,495
Total right-of-use assets - accumulated depreciation	(749,463)	-	-	(207,560)	42,473	-	(67,739)	(982,289)
Total right-of-use assets, net	1,634,045	205,034	62,074	(207,560)	(114,144)	92,271	85,486	1,757,206
(1)See Note 26.3 Impairment, depreciation and amortization.
(2)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.

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
(1)See Note 26.3 Impairment, depreciation and amortization.
(2)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.
The following table sets forth the changes in lease liabilities as of December 31, 2024 and 2023:
As of December 31, 2024

Concept	Total
In millions of COP
Balance at January 01, 2024	1,773,610
(+) New contracts	114,425
(+/-) Reassessment of the lease liability(1)	74,457
(-) Payments	(311,082)
(+) Accrued Interest(2)	136,924
(+/-) Effect of changes in foreign exchange rate(3)	101,030
Balance at December 31, 2024	1,889,364
(1)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.
(2)The difference of COP 1,378 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.
(3)Corresponds to the increase in the market representative rate from COP 3,822.05 Colombian pesos in December 2023 to COP 4,409.15 Colombian pesos in December 2024.

As of December 31, 2023

Concept	Total
In millions of COP
Balance at January 01, 2023	1,900,268
(+) New contracts	75,345
(+/-) Reassessment of the lease liability(1)	161,787
(-) Payments	(305,413)
(+) Accrued Interest(2)	123,175
(+/-) Effect of changes in foreign exchange rate(3)	(181,552)
Balance at December 31, 2023	1,773,610
(1)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.
(2)The difference of COP 9,360 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.
(3)Corresponds to the decrease in the market representative rate from COP 4,810.20 Colombian pesos in December 2022 to COP 3,822.05 Colombian pesos in December 2023.
The following table shows maturity analysis of lease liabilities as of December 31, 2024 and 2023:
As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	20,467	71,155	220,050	1,551,740	1,863,412
Computer equipment	1,332	9,683	8,693	1,224	20,932
Furniture and fixtures	-	890	3,954	-	4,844
Vehicles	-	176	-	-	176
Total lease liabilities	21,799	81,904	232,697	1,552,964	1,889,364
As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	17,345	58,438	230,397	1,441,288	1,747,468
Computer equipment	2,733	14,124	7,524	1,391	25,772
Vehicles	125	245	-	-	370
Total lease liabilities	20,203	72,807	237,921	1,442,679	1,773,610

The following table shows the weighted average rates and average useful life of right-of-use assets as of December 31, 2024 and 2023:
As of December 31, 2024

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	222 months	109 months	7.11%
Computer equipment	82 months	32 months	7.52%
Furniture and fixtures	53 months	53 months	8.71%
Vehicles	49 months	17 months	10.44%
As of December 31, 2023

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	209 months	99 months	6.67%
Computer equipment	73 months	31 months	8.36%
Vehicles	51 months	22 months	9.81%
The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2024 and 2023:
As of December 31, 2024

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	133,176	191,472	1,350	639	5,300
Computer equipment	2,170	12,352	169	9,098	-
Furniture and fixtures	93	656	410	303	-
Vehicles	107	3,080	5	59	-
Total	135,546	207,560	1,934	10,099	5,300
(1)Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 1,378, see Note 25.2 Interest expenses.
(2)See Note 26.3 Impairment, depreciation and amortization.
As of December 31, 2023

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	109,800	198,156	983	235	7,577
Computer equipment	3,907	17,043	-	6,545	-
Furniture and fixtures	68	548	904	432	-
Vehicles	40	13,918	51	-	-
Total	113,815	229,665	1,938	7,212	7,577

(1)Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 9,360, see Note 25.2 Interest expenses.
(2) See Note 26.3 Impairment, depreciation and amortization.

The following table contains the minimum payments lease liabilities as of December 31, 2024 and 2023:
As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP
Buildings	24,464	87,714	318,197	2,530,561	2,960,936
Computer equipment	1,523	10,641	9,755	1,267	23,186
Furniture and fixtures	-	986	4,625	-	5,611
Vehicles	72	120	-	-	192
Total minimum payments lease liabilities	26,059	99,461	332,577	2,531,828	2,989,925
As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP
Buildings	21,050	73,316	301,470	2,074,687	2,470,523
Computer equipment	2,964	16,263	1,550	8,323	29,100
Vehicles	193	206	-	-	399
Total minimum payments lease liabilities	24,207	89,785	303,020	2,083,010	2,500,022

NOTE 12. GOODWILL AND INTANGIBLE ASSETS, NET
Intangibles assets and goodwill net are as follows:

	December 31, 2024	December 31, 2023
In millions of COP
Goodwill	9,017,419	7,818,125
Intangible assets, net	750,484	671,572
Total intangible assets and goodwill, net	9,767,903	8,489,697
12.1. Intangible assets
The following table sets forth the Bank’s intangible assets as of December 31, 2024 and 2023, including the reconciliation of initial and final balances of the cost and accrued amortization:
As of December 31, 2024

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2024	22,596	1,409,836	440,636	1,873,068
Acquisitions	-	211,456	-	211,456
Write off	-	(85,717)	-	(85,717)
Foreign currency translation adjustment	3,471	119,874	67,686	191,031
Balance at December 31, 2024	26,067	1,655,449	508,322	2,189,838

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2024	22,596	741,765	437,135	1,201,496
Write off	-	(76,876)	-	(76,876)
Amortization expense(1)	-	168,647	1,493	170,140
Foreign currency translation adjustment	3,471	73,853	67,270	144,594
Balance at December 31, 2024	26,067	907,389	505,898	1,439,354

Intangible assets at December 31, 2024, net	-	748,060	2,424	750,484
(1)See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2023

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2023	28,438	1,361,258	554,558	1,944,254
Acquisitions	-	352,248	-	352,248
Write off	-	(119,482)	-	(119,482)
Foreign currency translation adjustment	(5,842)	(184,188)	(113,922)	(303,952)
Balance at December 31, 2023	22,596	1,409,836	440,636	1,873,068

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2023	28,437	765,339	547,947	1,341,723
Write off	-	(119,482)	-	(119,482)
Amortization expense(1)	-	210,333	1,984	212,317
Foreign currency translation adjustment	(5,841)	(114,425)	(112,796)	(233,062)
Balance at December 31, 2023	22,596	741,765	437,135	1,201,496

Intangible assets at December 31, 2023, net	-	668,071	3,501	671,572
(1)See Note 26.3. Impairment, depreciation and amortization.
As of December 31, 2024 and 2023, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.
As of December 31, 2024 and 2023, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.
Research and development costs
During the period ended at December 31, 2024, 2023 and 2022, the Bank incurred in research and development expenditures on non-capitalized intangible assets for COP 65,010, COP 64,363 and COP 40,229, respectively, recognized in the Consolidated Statement of Income. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which were: core transformation in Banistmo S.A. and Core Nequi Renewal (Colombia). The expenses were recorded mainly as fees in the line ‘Other administrative and general expenses’ of the Consolidated Statement of Income.
Intangibles which did not meet the criteria to be recognized as assets
During the period ended December 31, 2024, 2023 and 2022, the Bank recognized in the Consolidated Statement of Income the amount of COP 3,552, COP 1,026 and COP 49,079, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characteristics to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

12.2 Goodwill
The following table presents the goodwill:

	December 31, 2024	December 31, 2023
In millions of COP
Balance at beginning of the year, net	7,818,125	9,836,661
Effect of change in foreign exchange rate(1)	1,199,294	(2,018,536)
Balance at end of the year, net	9,017,419	7,818,125
(1)The market representative rate at the end of December 31, 2024, 2023 and 2022 is COP 4,409.15, COP 3,822.05 and COP 4,810.20, respectively. See Note 2.D.1. Functional currency, transactions and balances in foreign currency.
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
The key assumptions used by management in determining the recoverable amount as of December 31, 2024 and 2023 are:
As of December 31, 2024

Operating segment	Valuation methodology	Key assumptions	Discount rate (real)(1)	Growth rate (real)(2)	Goodwill 2024
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.50%	4.40%	6,733,971
Banking El Salvador(3)	Discounted Cash flow	5 years plan	14.90% and 14.30%	3.90%	1,243,711
Banking Guatemala	Discounted Cash flow	5 years plan	11.70%	5.10%	1,029,077
Others segments	Comparable multiples	Multiples EV/ Revenue and EV/EBITDA	Does not apply	Does not apply	10,660
Total					9,017,419
(1)The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM (Capital Asset Pricing Model) methodology was used as a basis to determine this rate.
(2)This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important concept for the growth of the banking industry.
(3)Corresponds to the discount rate used for the short and long term, respectively.
As of December 31, 2023

Operating segment	Valuation methodology	Key assumptions	Discount rate (real)(1)	Growth rate (real)(2)	Goodwill 2023
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.90%	4.50%	5,837,310
Banking El Salvador(3)	Discounted Cash flow	5 years plan	17.10% and 15.50%	3.70%	1,078,105
Banking Guatemala	Discounted Cash flow	5 years plan	12.30%	4.80%	892,050
Others segments	Comparable multiples	Multiples EV/ Revenue and EV/EBITDA	Does not apply	Does not apply	10,660
Total					7,818,125

(1)The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM (Capital Asset Pricing Model) methodology was used as a basis to determine this rate.
(2)This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important concept for the growth of the banking industry.
(3)Corresponds to the discount rate used for the short and long term, respectively.
In 2024 and 2023, the Bank tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represents a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensures the alignment with the approach used by the CODM (Chief Operating Decision Maker) to make decisions about resources to be allocated to the segments and assess its performance. After the valuation, it was determined that there is no impairment loss for any of the cash-generating units mentioned above during 2024 and 2023.

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
The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis for the discount rate and growth rate in basis points (bips):
As of December 31, 2024
Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.00%	10.50%	10.00%
4.40%	12,069,096	13,061,970	14,232,692

	-50 bips	Growth rate	+50bips
Discount rate	3.90%	4.40%	4.90%
10.50%	12,512,669	13,061,970	13,709,357
Banking El Salvador

	+100 bips	Discount rate	-100 bips
	15.90%	14.90%	13.90%
Growth rate	15.30%	14.30%	13.30%
3.90%	4,821,361	5,290,874	5,861,625

	-50 bips	Growth rate	+50 bips
Discount rate	3.40%	3.90%	4.40%
14.90% and 14.30%	5,201,761	5,290,874	5,388,987

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	12.20%	11.70%	11.20%
5.10%	4,433,281	4,819,854	5,271,139

	-50 bips	Growth rate	+50 bips
Discount rate	4.60%	5.10%	5.60%
11.70%	4,665,498	4,819,854	4,999,513
As of December 31, 2023
Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.40%	10.90%	10.40%
4.50%	10,826,278	11,721,608	12,770,528

	-50 bips	Growth rate	+50bips
Discount rate	4.00%	4.50%	5.00%
10.90%	11,224,673	11,721,608	12,302,770
Banking El Salvador

	+100 bips	Discount rate	-100 bips
	18.10%	17.10%	16.10%
Growth rate	16.50%	15.50%	14.50%
3.70%	3,909,551	4,241,177	4,634,962

	-50 bips	Growth rate	+50 bips
Discount rate	3.20%	3.70%	4.20%
17.10% and 15.50%	4,182,324	4,241,177	4,305,238
Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	12.80%	12.30%	11.80%
4.80%	3,903,356	4,224,256	4,592,449

	-50 bips	Growth rate	+50 bips
Discount rate	4.30%	4.80%	5.30%
12.30%	4,090,025	4,224,256	4,377,661
The Bank considers goodwill as an asset with indefinite useful life.

12.3 Business combination
For 2024 and 2023 there were no business combinations, for 2022 the business combination effected by the Bank is below:
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
The transaction was completed on March 1, 2022, upon Bancolombia S.A. obtaining the registration that qualifies it as a lessor of real estate for urban housing from the “Secretaría de Habitat” of Bogota. This registration was the condition to which the transfer of the fiduciary rights was subject. The Bank also obtained control of the P.A. FAI Calle 77 Trust on March 1, 2022, and has an equity interest of 98.00%. This acquisition reflects the Bank's objective to evolve its value proposition based on the current needs of the market, seeking to provide a differential service in rental housing.
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
The acquisition of P.A. FAI Calle 77 Trust resulted in the recognition of a gain from a bargain purchase of COP 2,433, which was recognized in “Dividends and net income on equity investments” line item of the Consolidated Statement of Income. The amount of the identifiable net assets of the acquiree exceeds the fair value of the consideration transferred, plus the fair value of the non-controlling interest therein, due to the fact that the price was agreed 9 months before the effective transfer of control of the business, reflecting a valuation of the assets.
Acquisition-related cost
In connection with the acquisition, the Bank incurred costs which are recorded in the "Other administrative and general expenses" line item of the Consolidated Statement of Income.
NOTE 13. INCOME TAX
The income tax is recognized in each of the countries where the Bank has operations, in accordance with the tax regulations in force in each of the jurisdictions.

13.1 Components recognized in the Consolidated Statement of Income

	December 31, 2024	December 31, 2023	December 31, 2022
In millions of COP
Current tax(1)
Fiscal term	(1,814,435)	(1,779,538)	(2,644,173)
Prior fiscal terms(2)	161,501	46,791	39,137
Total current tax	(1,652,934)	(1,732,747)	(2,605,036)
Deferred tax
Fiscal term (3)	(660,591)	(258,046)	(80,663)
Prior fiscal terms(2)	(67,083)	(23,966)	—
Adjustments for consolidation purposes	(11,728)	82,204	(62,722)
Total deferred tax	(739,402)	(199,808)	(143,385)
Total income tax(4)	(2,392,336)	(1,932,555)	(2,748,421)
(1) The nominal income tax rate used in Colombia for the years 2024 and 2023 is 35%, and for the year 2022 it was 31%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 5% for the years 2024 and 2023, and 3% for the year 2022.
2) Mainly due to the effects of Sentence CE 26739 of January 25, 2024, in both Bancolombia S.A. and Renting Colombia S.A.S.; as well as for invoices received after the end of the year and industry and commerce tax paid prior to the filing of the income tax return.
3) The deferred tax asset of Nequi and Wompi was reversed during 2024 in compliance with the guidelines established in IAS 12 and the applicable regulatory provisions
(4) See table 13.3 Reconciliation of the effective tax rate.

13.2 Legal regulatory changes

In El Salvador, on March 14, 2024, Decree 969 was published in the Official Gazette with an amendment to article 4 of the Income Tax Law, which includes income obtained abroad among the income excluded from said tax.

13.3   Reconciliation of the effective tax rate
The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2024, 2023 and 2022 is detailed below:

Reconciliation of the tax rate	December 31, 2024	December 31, 2023	December 31, 2022
In millions of COP
Accounting profit	8,757,917	8,147,526	9,744,786
Applicable tax with nominal rate(1)	(3,503,167)	(3,259,011)	(3,703,019)
Non-deductible expenses to determine taxable profit (loss)	(378,428)	(478,901)	(425,458)
Accounting and non-tax expense (income) to determine taxable profit (loss)	665,224	667,744	978,468
Differences in accounting bases(2)	559,244	(106,648)	(19,448)
Fiscal and non-accounting expense (income) to determine taxable profit (loss)	(982,937)	(652,607)	(470,063)
Ordinary activities income exempt from taxation	1,550,137	1,563,793	832,822
Ordinary activities income not constituting income or occasional tax gain	79,525	67,132	120,513
Tax deductions	209,076	156,543	374,233
Goodwill Depreciation	461	2,478	461
Tax depreciation surplus	212,694	223,901	162,111
Untaxed recoveries	(103,017)	(64,516)	(40,559)
Tax rate effect in other countries	(293,596)	(121,597)	(319,825)
Prior fiscal terms	94,418	22,825	39,137
Tax discounts	8,250	—	—
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)	(510,220)	46,309	(277,794)
Total income tax	(2,392,336)	(1,932,555)	(2,748,421)
(1) The nominal income tax rate used in Colombia for the years 2024 and 2023 is 35%, and for the year 2022 it was 31%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 5% for the years 2024 and 2023, and 3% for the year 2022.
(2) Difference between the technical accounting frameworks in force and the full International Financial Reporting Standards (IFRS).

13.4 Components recognized in Other Comprehensive Income (OCI)
See Consolidated Statement of Comprehensive Income

December 31, 2024
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	6,041	(4,747)	1,294
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	22,109	6,463	28,572
Unrealized loss Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	14,814	8,422	23,236
Loss on net investment hedge in foreign operations	(742,930)	307,656	(435,274)
Exchange differences arising on translating the foreign operations.	2,978,351	-	2,978,351
Unrealized gain Cash flow hedge	216	(87)	129
Unrealized loss on investments in associates and joint ventures using equity method	(7,690)	1,348	(6,342)
Net	2,270,911	319,055	2,589,966

December 31, 2023
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	(44,594)	13,234	(31,360)
Unrealized loss Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	11,144	(246)	10,898
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	114,287	(21,023)	93,264
Loss on net investment hedge in foreign operations	1,948,833	(772,755)	1,176,078
Exchange differences arising on translating the foreign operations.	(4,963,913)	-	(4,963,913)
Unrealized gains on investments in associates and joint ventures using equity method	(2,225)	2,223	(2)
Net	(2,936,468)	(778,567)	(3,715,035)

December 31, 2022
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement expense related to defined benefit liability	69,249	(25,090)	44,159
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	33,354	(1,282)	32,072
Gains due to asset revaluation	-	(71)	(71)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(172,385)	7,843	(164,542)
Loss on net investment hedge in foreign operations	(1,833,087)	746,232	(1,086,855)
Exchange differences arising on translating the foreign operations.	4,064,795	-	4,064,795
Unrealized gains on investments in associates and joint ventures using equity method	(1,929)	(1,221)	(3,150)
Net	2,159,997	726,411	2,886,408
(1) Includes income tax to partial payments of asset-backed securities transferred to retained earnings and reclassification of income tax on investments in associates that were transferred from retained earnings to OCI.
13.5       Deferred tax
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

The deferred tax asset and liability for each of the concepts that generated taxable or deductible temporary differences for the period ending December 31, 2024 are detailed below:

	December 31, 2023	Effect on Income Statement	Effect on OCI	Effect on Equity(1)	Tax Made(2)	Foreign Exchange	Adjustments for consolidation purposes	December 31, 2024
In millions of COP
Asset Deferred Tax:
Property and equipment	5,982	350	-	(11)	-	(3,586)	(67)	2,668
Employee Benefits	259,406	23,532	(4,747)	-	-	4,410	-	282,601
Deterioration assessment	416,452	20,417	-	-	-	65,956	109,388	612,213
Investments evaluation	5,061	316	(118)	-	-	19	-	5,278
Derivatives Valuation	235,067	(230,193)	-	-	-	-	1,189	6,063
Tax credits settlement (4)	34,940	(29,859)	-	(2,690)	-	2,587	-	4,978
Financial Obligations	—	197,660	-	-	-	-	-	197,660
Insurance operations	13,319	19,541	-	—	-	2,046	-	34,906
Net investment coverage in operations abroad	528,438	(94,400)	307,656	-	(378,908)	-	-	362,786
Other deductions	241,635	39,211	-	-	-	9,438	-	290,284
implementation adjustment	376,216	114	-	-	-	25,500	-	401,830
Total Asset Deferred Tax (3)	2,116,516	(53,311)	302,791	(2,701)	(378,908)	106,370	110,510	2,201,267
Liability Deferred Tax:
Property and equipment	(144,988)	20,635	-	-	-	(3,124)	12,839	(114,638)
Deterioration assessment	(113,391)	(714,178)	-	-	-	(2,773)	(143,478)	(973,820)
Participatory titles evaluation	(369,809)	(25,930)	15,003	-	-	2,742	—	(377,994)
Derivatives evaluation	(10,045)	(71,636)	(87)	-	-	(1,179)	572	(82,375)
Lease restatement	(215,411)	(106,402)	-	-	-	-	-	(321,813)
Investments in associates. Adjustment for equity method	(79,584)	7,552	1,348	(89)	-	38,139	7,829	(24,805)
Financial Obligations	(179,947)	179,496	-	-	-	(105)	-	(556)
Goodwill	(1,573,966)	641	-	-	-	(1,035)	-	(1,574,360)
Insurance operations	(13,949)	(21,287)	-	—	-	(2,143)	-	(37,379)
Properties received in payment	(148,462)	45,504	-	-	-	(2,032)	-	(104,990)
Other deductions	(366,557)	11,242	-	-	-	(47,944)	-	(403,259)
implementation adjustment	(25)	-	-	-	-	-	-	(25)
Total Liability Deferred Tax (3)	(3,216,134)	(674,363)	16,264	(89)	-	(19,454)	(122,238)	(4,016,014)
Net Deferred Tax	(1,099,618)	(727,674)	319,055	(2,790)	(378,908)	86,916	(11,728)	(1,814,747)
(1) Recognition of the valuation of the investment in Protection by Fiduciaria Bancolombia S.A. and Banca de Inversion Bancolombia S.A.
(2) Current tax arising from the exchange difference on payment of debt and liquidation of bonds that were associated as hedging instruments.
(3) The values revealed in the Unaudited Condensed Consolidated Interim Statement of Financial Position correspond to the sum of the net deferred tax per company.
(4) The deferred tax asset of Nequi and Wompi was reversed during 2024 in compliance with the guidelines established in IAS 12 and the applicable regulatory provisions.

13.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is
In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2024	December 31, 2023
In millions of COP
Temporary differences
Local Subsidiaries	(373,971)	(1,378,775)
Foreign Subsidiaries	(20,176,494)	(17,696,145)

13.7       Tax credits
For the 2024 period, a deferred tax asset was recognized since the Group companies will have future taxable profits in which they can charge this temporary difference.
The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2024.

Company	Base	Deferred tax recognized asset
In millions of COP
Renting Colombia S.A.S.	15,085	4,978
Total	15,085	4,978

13.8       Dividends
13.8.1   Dividend Payment
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
13.8.2   Dividends received from Subsidiary Companies
Considering the historical tax status of the dividends received by the Bank from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax. They will not be subject to withholding tax, taking into account that the Bank, its affiliates and national subsidiaries belong to the same business group.
13.9      Tax contingent liabilities and assets
In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Group Bancolombia.
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

NOTE 14. OTHER ASSETS, NET
As of December 31, 2024 and 2023 the Bank’s other assets, net consist of:

Other Assets, net	December 31, 2024	December 31, 2023
In millions of COP
Tax advance(1)	2,014,638	1,461,816
Other receivables(2)	1,110,974	1,193,294
Marketable and non-marketable for sale assets(3)	1,049,169	890,653
Prepaid expenses(4)	907,620	713,505
Assets pledged as collateral (cash)(5)	530,924	1,082,611
Receivables related to abandoned accounts(6)	453,956	403,432
Balance in credit card clearing house	298,677	185,164
Accounts receivable from contracts with customers(7)	257,262	259,516
Receivable Sales of goods and service	251,904	254,607
Operating leases	176,585	201,302
Other receivables of commission for letters of credit(8)	95,008	207,327
Debtors	84,453	85,698
Others	556,044	595,799
Total other assets	7,787,214	7,534,724
Allowance others	(8,935)	(6,688)
Total other assets, net	7,778,279	7,528,036
(1) Mainly due to increase in income tax credit balance.
(2) Other accounts receivable is mainly associated with outstanding items with payment system networks , accounts receivable from derivatives and cash transactions, among others.
(3) Corresponds mainly to the income from marketable assets of Bancolombia Puerto Rico for COP 9,850.
(4) The variation is mainly generated by Bancolombia S.A.
(5) Mainly in Bancolombia S.A. due to fluctuations in the valuation of open positions and trading volumes of transactions requiring guarantee.
(6) In Bancolombia, corresponds to the application of Law 1777 of February 1, 2016, where established that entities holding balances in savings or checking accounts that are considered abandoned, must transfer these resources to the special fund created and administered by ICETEX for the granting of study credits and credits to promote the quality of Higher Education Institutions.
(7) See Note 25.3. Commissions.
(8) Decrease mainly in Banistmo S.A. in customer obligations for acceptance of associated letters of credit.
NOTE 15. DEPOSITS BY CUSTOMERS
The detail of the deposits of Bancolombia Group as of December 31, 2024 and 2023 is as follows:

Deposits	December 31, 2024	December 31, 2023
In millions of COP
Saving accounts(1)(2)	124,636,994	108,971,334
Time deposits(3)	109,760,722	98,686,516
Checking accounts	38,033,696	34,993,066
Other deposits(1)	6,627,989	5,290,264
Total deposits by customers	279,059,401	247,941,180
(1) As of December 31, 2024 and 2023 includes Nequi Deposits by COP 4,449,420 and COP 2,924,906, respectively, the variation is mainly due to an increase in the number of customers and transactions.
(2) The increase is mainly explained by Bancolombia S.A and the 15.36% devaluation of the Colombian peso against the US dollar as of December 2023, which has an upward impact on the balances of foreign subsidiaries.
(3) The increase is mainly in Bancolombia S.A. in time deposits with maturities less than 6 months and between 6 months and 12 months.

The following table details the time deposits issued by Bancolombia Group:
As of December 31, 2024

Time deposits	Effective interest rate		December 31, 2024
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.01%	10.60%	27,429,721	27,305,410
Between 6 months and 12 months	0.01%	12.00%	21,295,319	21,140,127
Between 12 months and 18 months	1.35%	14.55%	17,826,919	17,878,843
Greater than 18 months	0.01%	17.65%	43,208,763	43,839,953
Total time deposits			109,760,722	110,164,333
(1)See Note 30. Fair value of assets and liabilities.
As of December 31, 2023

Time deposits	Effective interest rate		December 31, 2023
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	15.52%	17,641,158	17,494,878
Between 6 months and 12 months	0.50%	17.32%	18,422,400	18,314,065
Between 12 months and 18 months	0.85%	20.52%	17,523,847	17,647,508
Greater than 18 months	0.01%	20.86%	45,099,111	46,629,404
Total time deposits			98,686,516	100,085,855
(1)See Note 30. Fair value of assets and liabilities.
The detail of time deposits issued by Bancolombia Group by maturity is as follows:
As of December 31, 2024

December 31, 2024
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	86,592,320	86,553,690
Between 1 and 3 years	10,868,175	10,919,972
Between 3 and 5 years	2,490,326	2,462,312
Greater than 5 years	9,809,901	10,228,359
Total	109,760,722	110,164,333
(1)See Note 30. Fair value of assets and liabilities.
As of December 31, 2023

December 31, 2023
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	71,178,788	71,315,171
Between 1 and 3 years	13,715,792	13,949,647
Between 3 and 5 years	3,197,528	3,256,102
Greater than 5 years	10,594,408	11,564,935
Total	98,686,516	100,085,855
(1)See Note 30. Fair value of assets and liabilities.

NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING
The following table sets forth information regarding the money market operations recognized as liabilities in Consolidated Statement of Financial Position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2024	December 31, 2023
In millions of COP
Interbank Deposits
Interbank liabilities	716,493	606,141
Total interbank	716,493	606,141
Repurchase agreements and other similar secured borrowing
Short selling operations	155,973	273,791
Temporary transfer of securities	532,495	44,888
Repurchase agreements	372,004	151,616
Total Repurchase agreements and other similar secured borrowing(1)	1,060,472	470,295
Total money market transactions	1,776,965	1,076,436
(1)Total repo liabilities have maturities of less than 30 days.
Offsetting of Repurchase and Resale Agreements
For the Bancolombia Group, substantially all repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty.
The Bank does not offset repurchase and resale transactions with the same counterparty in the Consolidated Statement of Financial Position.
The table below presents repurchases and resale transactions included in the Consolidated Statement of Financial Position at December 31, 2024 and 2023:
As of December 31, 2024

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	5,725,166	-	5,725,166	(5,725,166)	-
Securities sold under repurchase agreements	(1,060,472)	-	(1,060,472)	1,060,472	-
Total repurchase and resale agreements	4,664,694	-	4,664,694	(4,664,694)	-
(1)The amount includes those presented as cash and cash equivalents for COP 5,722,948 and those presented as other assets for COP 2,218.

As of December 31, 2023

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	7,850,516	-	7,850,516	(7,850,516)	-
Securities sold under repurchase agreements	(470,295)	-	(470,295)	470,295	-
Total repurchase and resale agreements	7,380,221	-	7,380,221	(7,380,221)	-
(1)The amount includes those presented as cash and cash equivalents for COP 7,840,926 and those presented as other assets for COP 9,590.
For further information about offsetting of other financial assets and liabilities see Note 5. Financial assets investments and derivatives.
NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS
As of December 31, 2024 and 2023, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2024	December 31, 2023
In millions of COP
Obligations granted by foreign banks	10,619,033	9,139,834
Obligations granted by domestic banks(1)	5,070,499	6,508,772
Total borrowings from other financial institutions	15,689,532	15,648,606
(1)Decrease due to prepayments of obligations mainly with Banco de Comercio Exterior de Colombia (Bancoldex), due to liquidity strategy.

Obligations granted by foreign banks
As of December 31, 2024

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	1.50%	8.99%	9,959,214
Banco Interamericano de Desarrollo (BID)	8.47%	9.62%	614,946
Banco Latinoamericano de Comercio Exterior (Bladex)	5.80%	5.80%	44,873
Total			10,619,033
(1) In 2024, prepayments are made on loans with foreign banks with Barclays Bank PLC for USD50,000 and Bank of America for USD150,000 which were designated as hedges. See Note 5.3. Hedge accounting.

As of December 31, 2023

Financial entity	Rate Minimum	Rate Maximum	December 31, 2023
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	1.21%	10.06%	8,566,580
Banco Interamericano de Desarrollo (BID)	9.50%	10.64%	532,899
Banco Latinoamericano de Comercio Exterior (Bladex)	6.91%	6.91%	40,355
Total			9,139,834
(1) At Bancolombia S.A. USD200 million were designated as coverage of net investment abroad. See Note 5.3 Hedge accounting.
The maturities of the financial obligations with foreign entities as of December 31, 2024 and 2023 are the following:

Foreign	December 31, 2024	December 31, 2023
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	7,428,943	3,813,504
More than twelve months after the reporting period(1)	3,190,090	5,326,330
Total	10,619,033	9,139,834
(1) In 2024, prepayments are made on loans with foreign banks with Barclays Bank PLC for USD50,000 and Bank of America for USD150,000 which were designated as hedges. See Note 5.3. Hedge accounting.
Obligations granted by domestic banks
As of December 31, 2024

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financiera de desarrollo territorial (Findeter)	4.15%	17.21%	2,239,644
Fondo para el financiamiento del sector agropecuario (Finagro)	5.09%	13.59%	1,363,891
Banco de comercio exterior de Colombia (Bancoldex)(1)	2.17%	17.50%	399,266
Other private financial entities	5.11%	13.01%	1,067,698
Total			5,070,499
(1)Decrease due to prepayments of obligations mainly with Banco de Comercio Exterior de Colombia (Bancoldex), due to liquidity strategy.
As of December 31, 2023

Financial entity	Rate Minimum	Rate Maximum	December 31, 2023
In millions of COP
Financiera de desarrollo territorial (Findeter)	8.15%	20.85%	2,530,570
Fondo para el financiamiento del sector agropecuario (Finagro)	8.37%	15.88%	1,509,594
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	21.46%	1,404,873
Other private financial entities	12.88%	16.67%	1,063,735
Total			6,508,772

The maturities of financial obligations with domestic banks as of December 31, 2024 and 2023, are as follows:

Domestic	December 31, 2024	December 31, 2023
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	679,069	767,470
More than twelve months after the reporting period(1)	4,391,430	5,741,302
Total	5,070,499	6,508,772
(1) Decrease due to prepayments of obligations mainly with Banco de Comercio Exterior de Colombia (Bancoldex), due to liquidity strategy.
As of December 31, 2024 and 2023, there were some financial covenants, mainly regarding capital adequacy ratios, past due loans and allowances, linked to some of the aforementioned outstanding credit facilities. None of these covenants had been breached nor were the related obligations past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE
Duly authorized by the authority in each country bonds have been issued as follows:
As of December 31, 2024

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.(2)(3)	Local	COP	2,253,761	2,244,212	7.80%-12.49%
Bancolombia S.A.(4)(5)(6)	Foreign	USD	1,247,766	5,553,607	5.20%-8.82%
Banistmo S.A.(7)	Foreign	USD	585,051	2,617,132	4.25%-6.35%
Banco Agrícola S.A.(8)	Foreign	USD	117,182	517,068	5.60%-7.70%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	51,734	246,083	5.15%-5.50%
Bancolombia Panamá S.A.	Foreign	USD	20,338	95,070	5.00%-6.00%
Grupo Agromercantil Holding S.A.	Foreign	USD	464	2,044	0.25%-7.25%
Total debt instruments in issue				11,275,216
(1)Face value is in US thousands dollar for foreign currency bonds.
(2)The decrease is due to the maturity of bonds in local currency.
(3)The decrease in bond interest rates is due to the relationship with the IPC (Consumer Price Index) and IBR (Banking Reference Indicator) indicators.
(4)See Note 18.1. Issue of Bancolombia S.A. subordinary bonds.
(5) See Note 18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A..
(6) As of December 31, 2024, USD884,544 were designated as net investment coverage abroad. See Note 5.3. Hedge Accounting.
(7) See Note 18.3. Issue of Banistmo S.A. ordinary bonds.
(8) See Note 18.4. Issue of Banco Agrícola S.A. ordinary bonds

As of December 31, 2023

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	4,029,882	4,097,727	12.87%-21.06%
Bancolombia S.A.(2)	Foreign	USD	1,832,534	6,861,098	3.02%-7.03%
Banistmo S.A.(3)	Foreign	USD	679,395	2,626,235	3.00%-6.25%
Banco Agrícola S.A.(4)	Foreign	USD	162,700	623,568	5.58%-7.57%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	69,648	276,451	5.05%-5.50%
Bancolombia Panamá S.A.	Foreign	USD	44,924	176,376	4.70%-6.10%
Grupo Agromercantil Holding S.A.	Foreign	USD	555	2,121	0.25%-7.25%
Total debt instruments in issue				14,663,576
(1)Face value is in US thousands dollar for foreign currency bonds.
(2)As of December 31, 2023, USD1,392,034 was designated as hedge of net asset in a foreign operation. See Note 5.3. Hedge Accounting.
(3)See Note 18.3. Issue of Banistmo S.A. ordinary bonds
(4)See Note 18.4. Issue of Banco Agrícola S.A. ordinary bonds
The following table shows the detail of the bonds classified by currency, term and type of issue:
As of December 31, 2024

Issuer	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	615,699	615,699
Ordinary bonds	-	-	-	1,628,513	1,628,513
Foreign currency
Subordinated bonds(1)	-	-	-	5,516,940	5,516,940
Ordinary bonds	243,861	1,097,493	7,684	2,165,026	3,514,064
Total	243,861	1,097,493	7,684	9,926,178	11,275,216
(1)In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.
As of December 31, 2023

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
18.1. Issue of Bancolombia S.A. subordinated bonds.

On June 24, 2024, the Bank issued subordinated bonds for USD800,000, maturing in 2034, which have an early redemption option that may be exercised after five years from the date of issue and a nominal coupon of 8.625% payable semi-annually on December 24 and June 24 of each year, beginning on December 24 of this year.

18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.

On June 24, 2024, the Bank carried out a debt management operation by offering to the market a repurchase of the senior bonds due in 2025 and subordinated bonds due in 2027 for USD267,421 and USD283,632 respectively.

On July 2, 2024, the second repurchase cut of the debt management operation that began in June was met, for USD2,013 of the senior bonds due in 2025 and USD4,661 USD of the subordinated bonds due in 2027.

On November 12, 2024, the full redemption of the senior bonds due in 2025 was carried out for USD212,600.

On December 18, 2024, the Bank exercised the call option on the subordinated bonds due in 2029, which were fully redeemed for USD550,000.

The total nominal amount repurchased from the above transactions is USD1,320,327, of which USD1,036,695 was part of the net foreign investment hedging relationship, which is being discontinued in the same proportion. See Note 5.3 Hedge Accounting.

18.3 Issue of Banistmo S.A. ordinary bonds.

Banistmo S.A., a subsidiary of the Bank issued in 2024 bonds under the Revolving Bond Program, totaling USD106,868 with rates from 5.70% to 6.35% and terms from 1 year to 2 years. In the year 2023 issued bonds under the Revolving Bond Program, totaling USD58,062 with a term of 1 year each and rates between 6.00% and 6.25%.

18.4. Issue of Banco Agrícola S.A. ordinary bonds.

Banco Agrícola a subsidiary of the Bank issued ordinary bonds in 2024 for USD21,382 with rates from 7.00% to 7.05% and terms from 1 year to 1.5 years. In the year 2023 issued ordinary bonds for USD77,700 with rates from 6.68% to 7.25% and terms from 1.5 years to 8 years.

For information related to the disclosures of fair value of the debt securities in issue, see Note 30. Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2024	December 31, 2023
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	1,297,811	3,368,076
More than twelve months after the reporting period	9,977,405	11,295,500
Total	11,275,216	14,663,576
As of December 31, 2024 and 2023, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo S.A. social gender private placement bond. None of these covenants had been breached nor were the related obligations past due.
NOTE 19. EMPLOYEE BENEFIT PLANS
The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

Employee benefit plans	December 31, 2024	December 31, 2023
In millions of COP
19.1 Defined benefit pension plan	140,996	132,854
19.2 Severance obligation	9,351	14,360
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium	222,786	195,295
19.4 Other long term benefits	581,168	543,210
Total Post-employment and long-term benefit plans	954,301	885,719
Fair value Plan assets	2,746	2,765
Total Unfunded Post-employment and long-term benefit plans	951,555	882,954
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
Post-employment benefits
19.1 Defined benefit pension plan
Colombia
Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2024 and 2023 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2024, 479 participants were covered by this plan, and as of December 2023, 498 participants.
For purposes of the projected assessment of the pension plan obligation, in the absence of an extensive market for high-quality corporate debt, the sovereign bond curve of the Colombian government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the Consolidated Statement of Income as “salaries and employee benefits” and includes the interest costs and cost of current service.

Defined benefit pension plan and other benefits	2024	2023
In millions of COP
Present value of the obligation as of January 1	101,778	95,081
Interest cost	10,459	11,409
Benefits paid	(13,003)	(12,237)
Net actuarial loss due to changes in assumptions	2,229	7,025
Net actuarial (gain) / loss due to plan experience	(366)	500
Others	2,150	-
Defined obligation, unfunded as of December 31	103,247	101,778
Panamá
The Chase Manhattan Bank Corporation, N.A. (formerly “HSBC Bank Panamá”, later merged with Banistmo S.A. in 2000) offered a defined benefit pension plan based on the average salaries paid during the 120 most recent months prior to the employee's retirement date and the years of employment service. The right to this plan was obtained after 10 years of service with the organization. This individual plan covered a certain group of employees who were hired by Chase Manhattan Bank Corporation, N.A. and it was not extended to employees of HSBC Bank Panama, now Banistmo S.A.

As of December 31, 2024, and 2023, there were 34 participants (7 participants with deferred benefits and 27 participants receiving benefits), and 37 participants (10 participants with deferred benefits and 27 participants receiving benefits), respectively.

Defined benefit pension plan	2024	2023
In millions of COP
Present value of the obligation as of January 1	3,051	5,296
Interest cost	234	312
Benefits paid from plan assets	(524)	(1,088)
Net actuarial loss / (gain) due to changes in assumptions	117	(174)
Net actuarial gain due to plan experience	(63)	(361)
Foreign currency translation effect	450	(934)
Defined obligation, funded as of December 31	3,265	3,051
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
The following table details the change in plan assets:

Banistmo’s Plan assets	2024	2023
In millions of COP
Fair value of assets as of January 1	2,765	4,619
Interest income on plan assets	129	80
Benefits paid	(540)	(1,105)
Foreign currency translation effect	392	(829)
Fair value assets as of December 31	2,746	2,765
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

Defined benefit pension plan	2024	2023
In millions of COP
Present value of the obligation as of January 1	28,025	30,878
Current cost of service	1,136	878
Interest cost	2,657	2,757
Past service cost(1)	–	(4,821)
Benefits paid	(1,668)	(1,764)
Net actuarial (gain) / loss due to changes in assumptions(2)	(556)	5,544
Net actuarial (gain) / loss due to plan experience	(61)	1,272
Foreign currency translation effect	4,951	(6,719)
Defined obligation, unfunded as of December 31	34,484	28,025
(1)Corresponds to the change in the computable age of the benefit, modified in the year 2023.
(2)The gain for the year 2024 was mainly due to the increase in the discount rate from 9.00% in 2023 to 9.10% in 2024.
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
As of December 2024 and 2023, 82 and 114 participants, respectively, were covered by this plan.
The balances recognized in the Consolidated Statement of Financial Position are listed below:

Severance obligation	2024	2023
In millions of COP
Present value of the obligation as of January 1	14,360	15,446
Current cost of service	267	357
Interest cost	1,116	1,566
Benefits paid	(5,369)	(6,594)
Net actuarial loss due to changes in assumptions	13	888
Net actuarial (gain) / loss due to plan experience	(1,036)	2,697
Defined obligation, unfunded as of December 31	9,351	14,360
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

El Salvador
By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2024, and 2023, there were 3,023 and 2,927 participants respectively, covered by the plan.
Guatemala
Banco Agromercantil Guatemala S.A. has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2024, and 2023, there were 3,627 and 3,733 participants respectively, covered by the plan.
The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan	2024	2023
In millions of COP
Present value of the obligation as of January 1	195,295	176,816
Current service cost	20,632	18,427
Interest cost	18,157	17,338
Benefits paid	(22,004)	(18,889)
Net actuarial loss / (gain) due to changes in assumptions	1,046	(565)
Net actuarial (gain) / loss due to plan experience(1)	(6,103)	24,238
Foreign currency translation effect(2)	15,763	(22,070)
Defined obligation, unfunded as of December 31	222,786	195,295
(1)The actuarial gain in 2024 is mainly explained for Bancolombia S.A. by the departure of employees covered by the plan.
(2)Corresponds to Banagrícola S.A. y Filiales and Banco Agromercantil de Guatemala S.A. given higher devaluation between COP to USD currencies.

19.4 Other long term benefits
In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2024 and December 31, 2023, the reconciliation of the other long term benefits is set below:

Other long term benefits	2024	2023
In millions of COP
Present value of the obligation as of January 1	543,210	446,473
Current service cost	57,653	48,790
Interest cost	56,157	54,878
Benefits paid	(62,762)	(55,257)
Net actuarial (gain) / loss due to changes in assumptions(1)	(8,083)	38,497
Net actuarial (gain) / loss due to plan experience(2)	(11,655)	18,721
Foreign currency translation effect	6,648	(8,892)
Defined obligation, unfunded as of December 31	581,168	543,210
(1)In the case of Bancolombia S.A., in 2024 the discount rate decreased from 11.75% to 11.00% and the nominal inflation rate from 6.35% to 5.40%, generating an actuarial gain of COP 8,394.
(2)Mainly in Bancolombia S.A. as the effective salary was slightly below expectations.

Defined contribution plans
The expense recognized in the line “Salaries and employee benefits” of the Consolidated Statement of Income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2024	2023
In millions of COP
Pension	318,988	286,621
Current severance regimen	92,729	82,963
Total	411,717	369,584
The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:
Colombia

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	11.00%	11.75%
Rate of wage increase	7.90%	8.85%
Projected inflation	5.40%	6.35%
Rate of pension increase	5.40%	6.35%
Bancolombia Panamá

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	6.50%	7.00%
Rate of wage increase	2.00%	2.00%
Projected inflation	2.00%	2.00%
Banistmo

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	7.00%	7.60%
Expected long-term rate of return on plan assets	5.40%	2.20%
El Salvador

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	5.20%	6.20%
Rate of wage increase	2.50%	2.50%
Projected inflation	1.50%	1.50%

Guatemala

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	9.10%	9.00%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%
In 2024, assumptions regarding future longevity have been based on mortality tables, which reflect average ages of mortality from 20-60 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2024 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.
The nature of the risks related to the obligations aforementioned are summarized below:

Investment risk	The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks
Interest rate risks	A reduction of the bond interest rates will increase the obligation of the plan
Longevity risk	The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation
Salary risk	The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants’ wages will increase the obligation of the plan
Estimated payment of future benefits
The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2025	15,775	94,112
2026	15,866	102,009
2027	15,726	94,663
2028	15,638	106,651
2029	15,281	99,247
2030 to 2034	68,560	524,305
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
There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.

Colombia
Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(2,916)
Discount rate	10.50%	0.50% decrease	3,089
Pension increases	5.90%	0.50% increase	3,456
Pension decreases	4.90%	0.50% decrease	(3,285)
Mortality Table	RV-08 ("Rentistas Válidos")	One year increase in life expectancy	4,245
Mortality Table	RV-08 ("Rentistas Válidos")	One year decrease in life expectancy	36
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(5,630)
Discount rate	10.50%	0.50% decrease	6,119
Salary increases	8.40%	0.50% increase	6,304
Salary decreases	7.40%	0.50% decrease	(5,840)
Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	10.00%	0.50% increase	(114)
Discount rate	9.00%	0.50% decrease	117
Salary increases	8.40%	0.50% increase	286
Salary decreases	7.40%	0.50% decrease	(280)
Panamá
Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.50%	0.50% increase	(106)
Discount rate	6.50%	0.50% decrease	113
Mortality Table	RP-2000	One year increase in life expectancy	102

Guatemala
Defined Benefit Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.60%	0.50% increase	(2,780)
Discount rate	8.60%	0.50% decrease	3,179
Salary increases	5.50%	0.50% increase	2,097
Salary decreases	4.50%	0.50% decrease	(1,882)
Mortality Table	RP-2000	One year increase in life expectancy	978
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.40%	0.50% increase	(1,842)
Discount rate	7.40%	0.50% decrease	1,927
Salary increases	5.50%	0.50% increase	1,973
Salary decreases	4.50%	0.50% decrease	(1,901)
El Salvador
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.70%	0.50% increase	(979)
Discount rate	4.70%	0.50% decrease	1,055
Salary increases	3.00%	0.50% increase	154
Salary decreases	2.00%	0.50% decrease	(228)
Other long term benefits
Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(15,480)
Discount rate	10.50%	0.50% decrease	16,430
Salary increases	8.40%	0.50% increase	16,811
Salary decreases	7.40%	0.50% decrease	(15,967)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.60%	0.50% increase	(1,223)
Discount rate	7.60%	0.50% decrease	1,307
Salary increases	5.50%	0.50% increase	1,340
Salary decreases	4.50%	0.50% decrease	(1,264)
El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.70%	0.50% increase	(168)
Discount rate	4.70%	0.50% decrease	179
Bonuses and short-term benefits
Short-term employment benefit plans recognized in the Consolidated Statement of Financial Position in the line “other liabilities” consist of the following:

Other employment benefit plans	December 31, 2024	December 31, 2023
In millions of COP
Current severance obligation	107,938	95,732
Bonuses and short-term benefits(1)	676,967	734,916
Other employment benefit plans	784,905	830,648
(1)The decrease between December 31, 2024 and 2023, corresponds to the bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES
Other liabilities consist of the following:

Other liabilities	December 31, 2024	December 31, 2023
In millions of COP
Payables(1)	3,547,341	4,746,323
Suppliers	1,840,622	1,653,424
Advances to obligations	1,373,401	1,199,509
Dividends(2)	873,598	870,846
Bonuses and short-term benefits(3)	676,967	734,916
Security contributions	559,038	524,741
Collection services(4)	480,202	820,393
Provisions(5)	439,095	401,111
Salaries and other labor obligations(3)	428,077	396,734
Deposits delivered as security(6)	378,767	795,628
Advances in leasing operations and loans	173,168	186,547
Deferred interests	106,058	217,507
Liabilities from contracts with customers(7)	68,040	60,128
Other financial liabilities	46,187	40,774
Total	10,990,561	12,648,581
(1)The decrease corresponds mainly to lower items with payment systems networks, mainly for payments through electronic systems (PSE).
(2)This relates to the last installment pending payment which is payable on January 2, 2025. See Consolidated Statement of Changes in Equity, distribution of dividends.
(3)For further information, see Note 19. Employee benefit plans (Bonuses and short-term benefits).
(4)The decrease is due to lower tax collections.
(5)See Note 21. Provisions and contingent liabilities.
(6)The variation is generated by the valuation of current operations with international counterparties. For more information See Note 5.2. Derivative financial instruments.
(7)See Note 25.3. Fees and commissions.
NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES
21.1. Provisions
The following tables show the detail of the provisions at December 31, 2024 and 2023:
As of December 31, 2024

	Judicial proceedings(1)	Administrative proceedings(2)	Financial guarantees(3)	Loan commitments	Onerous contracts(4)	Total
In millions of COP
Balance at January 1, 2024	50,812	92,380	2,238	252,381	3,300	401,111
Net provisions recognized during the period	24,985	1,038	2,192	31,826	5,420	65,461
Provisions used during the period	(33,333)	(9,976)	-	-	-	(43,309)
Translation adjustment	1,581	26	63	12,722	-	14,392
Effect of discounted cash flows	1,440	-	-	-	-	1,440
Final balance at December 31, 2024	45,485	83,468	4,493	296,929	8,720	439,095
(1)The balance includes provisions mainly with Tuvacol S.A. and payments mostly with the processes of the municipality of Purificación Tolima and fiscal responsibility of the departmental comptroller's office of Cundinamarca.

(2)Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; Judicial Proceesing current and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 15,655.
(3)The balance corresponds mainly to financial guarantees in Bancolombia S.A. and its increase is due to the news operations.
(4)Onerous contracts corresponds to Renting Colombia S.A.S.
As of December 31, 2023

	Judicial proceedings	Administrative proceedings(1)	Financial guarantees(2)	Loan commitments	Onerous contracts(3)	Total
In millions of COP
Balance at January 1, 2023	47,577	84,997	16,501	265,405	2,762	417,242
Net provisions recognized during the period	19,427	11,248	(14,139)	4,394	538	21,468
Provisions used during the period	(10,666)	(3,865)	-	-	-	(14,531)
Translation adjustment	(1,395)	-	(124)	(17,418)	-	(18,937)
Effect of discounted cash flows	(4,131)	-	-	-	-	(4,131)
Final balance at December 31, 2023	50,812	92,380	2,238	252,381	3,300	401,111
(1)Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; Judicial Proceesing current and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 14,920.
(2)The balance corresponds mainly to financial guarantees in Bancolombia S.A. and its decrease is due to the cancellation of operations
(3)Onerous contracts corresponds to Renting Colombia S.A.S.
The following table shows the changes in the provision for financial guarantees and loan commitments during period at December 31, 2024 and 2023 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	Total
Balance at January 1, 2024	158,337	45,058	51,224	254,619
Transfers	5,186	4,587	(9,773)	-
Transfer to stage 1	12,161	(6,950)	(5,211)	-
Transfer to stage 2	(4,383)	14,688	(10,305)	-
Transfer to stage 3	(2,592)	(3,151)	5,743	-
Provisions recognized during the period	74,787	51,131	44,387	170,305
Provisions reversed during the period	(91,105)	(26,271)	(18,911)	(136,287)
Translation adjustment	8,851	3,875	59	12,785
Balance at December 31, 2024	156,056	78,380	66,986	301,422

	Stage 1	Stage 2	Stage 3	Total
Balance at January 1, 2023	140,574	82,615	58,717	281,906
Transfers	34,443	(23,490)	(10,953)	-
Transfer to stage 1	33,530	(24,858)	(8,672)	-
Transfer to stage 2	2,384	4,992	(7,376)	-
Transfer to stage 3	(1,471)	(3,624)	5,095	-
Provisions recognized during the period	56,254	11,515	9,928	77,697
Provisions reversed during the period	(60,779)	(20,306)	(6,357)	(87,442)
Translation adjustment	(12,155)	(5,276)	(111)	(17,542)
Balance at December 31, 2023	158,337	45,058	51,224	254,619
Judicial proceedings
Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2024 and 2023. In addition, the Bank does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.
Onerous contracts
For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
Financial guarantees
As of December 31, 2024

Maturity	Financial guarantees
In millions of COP
Guarantees under 1 month	744,077
Guarantees greater than 1 month and up to 3 months(1)	1,498,132
Guarantees greater than 3 months and up to 1 years (1)	5,036,939
Guarantees greater than 1 year and up to 3 years(2)	2,135,249
Guarantees greater than 3 years and up to 5 years	60,876
Guarantees greater than 5 years	669,028
Total	10,144,301
(1) The decrease is mainly due to the cancellation of operations with the following economic sectors: energy, private, among others.
(2) The increase is mainly due to reclassifications between ranges due to extension in the term or modifications in the maturity dates of the operations that arise according to the needs and requests of the client. This is presented with the following economic sectors: energy, private, government contracting and commercial.

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
The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and does not reflect expected results.

Loan commitments
As of December 31, 2024

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	606,027
Commitments greater than 1 month and up to 3 months	20,060
Commitments greater than 3 months and up to 1 years	5,962,608
Commitments greater than 1 year and up to 3 years	2,100,683
Commitments greater than 3 years and up to 5 years	2,959,532
Commitments greater than 5 years	395,847
Total	12,044,757
As of December 31, 2023

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	687,405
Commitments greater than 1 month and up to 3 months	11,373
Commitments greater than 3 months and up to 1 years	4,205,833
Commitments greater than 1 year and up to 3 years	2,269,280
Commitments greater than 3 years and up to 5 years	3,411,570
Commitments greater than 5 years	648,153
Total	11,233,614
The table below shows the maximum exposure to credit risk and provision based on the bank´s internal credit rating system, 12 months Basel PD range and year-end stage classification.

As of December 31, 2024

Standard	PD range	Stage 1		Stage 2		Stage 3		Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
Normal risk	0% - 3.11%	9,738,866	12	267	-	-	-	9,739,133	12
Acceptable risk	> 3.11% - 11.15%	173,730	14	10,563	1	8,000	2	192,293	17
Appreciable risk	> 11.15% - 72.75%	14,123	1	6,970	3	48,221	-	69,314	4
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	143,561	4,460	143,561	4,460
Total		9,926,719	27	17,800	4	199,782	4,462	10,144,301	4,493

As of December 31, 2023

Standard	PD range	Stage 1		Stage 2		Stage 3		Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
Normal risk	0% - 3.11%	11,885,724	6	5,165	-	-	-	11,890,889	6
Acceptable risk	> 3.11% - 11.15%	629,867	15	5,974	1	-	-	635,841	16
Appreciable risk	> 11.15% - 72.75%	18,277	1	15,750	23	-	-	34,027	24
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	130,441	2,192	130,441	2,192
Total		12,533,868	22	26,889	24	130,441	2,192	12,691,198	2,238

21.2. Contingent liabilities
Contingencies due to judicial or administrative proceedings/litigations in which Bancolombia and the entities with which financial statements are consolidated as of December 31, 2024, are listed as follow, and that represents a contingency superior to USD7,110.

Some of the proceedings in which the claims are inferior and that were revelated in prior periods will be kept providing information about its evolution.

BANCOLOMBIA S.A.
Neos Group S.A.S. (in reorganization) and Inversiones Davanic S.A.S.
On November 3, 2022, Bancolombia S.A. was served of a lawsuit in which Neos Group S.A.S. and Inversiones Davanic S.A.S. alleges that a loan agreement was entered between them, rather than a lease agreement. Subsidiary, Neos Group S.A.S. and Inversiones Davanic S.A.S. requested the rescission of the purchase and sale agreement on the ground that the price of the property was lower than its fair price.

The Neos Group S.A.S. and Inversiones Davanic S.A.S.'s claims amount is COP 65,000. The contingency is qualified as remote because the parties always intended to celebrate a lease agreement and not a different type of contract. On December 7, 2022, Bancolombia S.A. filed a brief with its defenses. As of December 31, 2024, the Court has not summoned the initial hearing. There is no provision for this proceeding.

Public Interest Class Action - Carlos Julio Aguilar and other

There is a public interest class action in which the plaintiffs allege that due to the restructuring of Departamento del Valle's financial obligations and its performance plan, the Departamento del Valle's collective rights of the public administration and the public funds of the were breached. Bancolombia S.A. filed its defenses arguing that the agreement was made in accordance with the law.
On November 15, 2024, the First Instance Court issued a judgement in favor of Bancolombia S.A. The plaintiffs filed an appeal against the first instance judgment. As of December 31, 2024, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

Contraloría Departamental de Cundinamarca against GEHS, Bancolombia and other natural persons (COMPLETED)

The development of the Water Treatment Plant PTAR Chía I Delicias Sur from Municipio de Chía, Colombia, was outlined through a lease agreement signed on September 28, 2015. The price agreed was COP 19,000. The object of the lease agreement was the financing of the Project, as well as the optimization, design, and construction of the Water Treatment Plant PTAR Chía I Delicias Sur. As of December 31, 2018, the lease agreement was at the advance payment stage (payment of interest on the principal amount). The Municipio de Chía´s Mayor Office, has claimed that irregularities have been found during the execution of the Project. Due to these allegations, the Contraloría de Cundinamarca began a Fiscal Responsibility proceeding against GEHS Global Environment and Health Solutions de Colombia (Supplier), Guillermo Varela Romero, Rafael Antonio Ballesteros Gómez, Luís Alejandro Prieto González (Municipio de Chía´s former Mayor and employees of the municipal administration), and Bancolombia S.A., based on the alleged loss. Bancolombia S.A. has alleged in its defense, among other arguments, that the Bank fully complied with its contractual obligations and that it is not responsible for the loss of the Municipality's resources.

The Contraloría de Cundinamarca at first and second instance held responsible five (5) individuals, including Bancolombia S.A., for a total amount of COP 7,650.

As of December 31, 2024, the proceeding before the Contraloría de Cundinamarca has ended due to the total payment of the awarded amount. Nevertheless, Bancolombia S.A. is going to file a lawsuit before the administrative to request the revocation of the Contraloría de Cundinamarca’s judgment and the devolution of the amount paid.

Remediation Plan for Santa Elena´s property
In 1987, Banco de Colombia (now known as Bancolombia S.A.) received a property located in Municipio de Cartagena, Colombia from the Federación Nacional de Algodoneros. After the transfer of the property to Bancolombia S.A., soil contamination from pesticides and herbicides was found on the property. Bancolombia S.A. commenced a civil responsibility judicial proceeding against the Federación Nacional de Algodoneros alleging environmental contamination.

On November 13, 2015, the Court issued the final judgment. In the judgment, the Court stated that the Federación Nacional de Algonoderos was liable for environmental damages and consequently, Bancolombia S.A. was not.

Despite not being liable for environmental damages, Bancolombia S.A. has assumed binding commitments to contract and pay for the property’s decontamination. As a result of these commitments, Bancolombia S.A. has conducted different decontamination processes over the years. Currently, Bancolombia S.A. has the approval of the Autoridad Nacional de Licencias Ambientales de Colombia (ANLA) for the execution of a remediation plan (plan de remediación) divided into three stages: Stage I, Stage II, and Stage III.

As of December 31, 2024, Bancolombia S.A. submitted before the ANLA the results of the complementary studies of Stage I, demolition activities of the warehouses of Stage II were completed, and is carrying out with the extraction and disposal of the resulting material. Also is carrying out the pre-feasibility activities of the Stage III and continues with the execution of a social management plan with the communities in the influence area of the remediation plan, emergency and contingency plan, hazardous waste management plan and the biotic environment protection plan.

The estimated time for the execution of the remediation plan is 36 months from July 2023, with the possibility of adjustment according to the results of the pre-feasibility and feasibility stage of Stage III and the supervening requirements of the competent authorities. As of December 31, 2024, there is a provision of COP 64,800 to attend the execution of the pending activities of the plan.

Fredy Alberto Lara Borja (COMPLETED)

On December 13, 2023, Bancolombia S.A. was notified of a lawsuit filed by a former employee of the liquidated company
Aluminio Reynolds Santo Domingo S.A, seeking the absolute nullity of the purchase agreement entered between Leasing Bancolombia and Bancolombia S.A. for two properties signed in 2011. Leasing Bancolombia acquired those properties through a purchase agreement with the company Armarcas E.U, which had received them as a payment from Sociedad Aluminio Reynolds Santo Domingo S.A. The plaintiff requested that the properties be returned to Aluminios Reynolds Santo Domingo´s assets so they can be used as payment of the company´s labor liabilities.

The amount of the claims was COP 103,943. As of December 31, 2024, the proceeding ended because the Court rejected the lawsuit.

Constructora Primar S.A.S.

On June 7, 2022, Bancolombia S.A. was notified of a lawsuit filed by Incopav S.A.S., Constructora Primar S.A.S., Inversiones M & Galindo y Cía. S en C and Inversiones M & Baquero y Cía. S en C. The plaintiffs request the payment of the damages caused by Bancolombia S.A. for his decision not to fully finance of the Altos de San Jorge project.

The plaintiffs' claims amount is COP 107,344. The contingency is qualified as remote because the plaintiffs are not part of the mutual agreement entered into for the financing of the Altos de San Jorge project. On July 9, 2024, the First Instance Court ruled in favor of Bancolombia S.A. The plaintiffs filed an appeal against the first instance judgement.

As of December 31, 2024, the Second Instance Court has not issued a final decision. There is no provision for this proceeding.

Tuvacol S.A.

On July 18, 2024, Bancolombia S.A. was served of the lawsuit filed by Tuvacol S.A. Tuvacol S.A. is requesting the payment of the damages caused by the alleged irregular payment of checks charged to its checking account. Bancolombia S.A. argues that the payments of the checks were correct. The plaintiff’s claims are COP 56,769.

The initial hearing has not been held. The initial hearing was convened for June 17 and 18, 2025. As of December 31, 2024, the contingency is qualified as eventual and has a provision for COP 5,676.

FIDUCIARIA BANCOLOMBIA
Quinta Sur S.A.S.
In March 2022, Fiduciaria Bancolombia was notified of a lawsuit filed by Quinta Sur S.A.S. in liquidation proceeding. According to the lawsuit, Quinta Sur seeks the indemnification for damages due to the non-transfer of the resources to beginning of a housing construction project, under the terms agreed in the trust agreement.

Fiduciaria Bancolombia alleges that it has complied with the law and the contract, arguing that the property on which the housing project was to be constructed did not fulfill the contractual requirements. The plaintiff’s claims amount is COP 128,000.

On August 24, 2023, the First Instance Court issued a favorable judgment to Fiduciaria Bancolombia. Quinta Sur S.A.S. filed an appeal against the First Instance judgment. As of December 31, 2024, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

BANISTMO
Constructora Tymsa S.A.
In October 2021, Banistmo and Banistmo Investment were notified of a lawsuit in which the plaintiff alleged fraudulent acts involving the sale of the plaintiff´s property. Constructora Tymsa request the nullity of the public instrument of purchase through which property was transferred to Limipa S.A. Limipa S.A. requested a loan to Banistmo and guaranteed its obligation with an an administration and guarantee trust over the property. The trust was administered by Banistmo Investment. Constructora Tymsa alleges that the signatures and fingerprints in the public instrument of purchase, sale and in the mortgage in favor of Banistmo are false.
The plaintiff’s claims amount is USD10,000, in addition to interests, costs and expenses. Banistmo and Banistmo Investment allege they are not liable for any intentional or negligent conduct regarding to the alleged fraudulent sale of the property. As of December 31, 2024, the Court is pending of the resolution of three motions, including the motion for lack of jurisdiction alleged by the Bank, and to rule on the evidence presented in the proceeding. The Bank’s legal advisors have qualified the proceeding as eventual and there is no provision.

Five Star Production Inc., Global Men Health Foundation, Ingrid Perscky and Others (COMPLETED)

In April 2022, Banistmo was notified of a lawsuit filed by Five Star Production Inc., Global Men Health Foundation, Ingrid Perscky and others. The plaintiff’s claims amount is USD5,000.

The lawsuit was filed based on a dispute between Ingrid Perscky and Jose Barbero (who used to be husband and wife) for the distribution of their assets. In 2017, Ms. Perscky, who had an authorized signature, ordered the cancelation of a fixed term deposit from Five Star, and instructed that those funds be transferred to 3 accounts that belonged to persons related to her (for example, her children). Mr. Barbero contacted Banistmo and tried to reverse the instructions, however as it was not possible, Mr. Barbero filed criminal complaints against Ms. Perscky.

Banistmo has complied with banking law and has handled the information´s confidentiality according to the law and the contract. The plaintiffs seeked compensation for material and moral damages, alleging that Banistmo breached confidentiality and banking secret in detriment of the plaintiffs.

The proceeding was completed by a settlement agreement between the parties.

Deniss Rafael Pérez Perozo, Carlos Pérez Leal and others
Promotora Terramar (client of Banistmo, formerly HSBC Panamá) received USD299, through Visa Gift Cards issued by a foreign bank. These payments were received as a partial payment of 2 apartments located in Panamá City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity by Promotora Terramar, when a monitoring alert was activated due to the high number of cards with the same BIN and bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC reversed funds from Promotora Terramar´s accounts for COP 287, recorded it in a suspense account while investigations were conducted. After further investigations the money was refunded.

The plaintiff’s claim is the payment of the compensation of the material and moral damages caused, which according to their valuation, amounts to USD5,252,000. Banistmo alleges it has complied with the contractual terms outlined in the Affiliate Agreement, that Mr. and Mrs Perez Leal are not customers of the Bank and thar the statute of limitations deadline has lapsed.

As of December 31, 2024, the lawsuit has not been notified to the parties. The contingency is qualified as remote by the external advisors and there is no provision for this proceeding.

DD&C, Carlos Pérez Leal and Others
In October 2022, Banistmo received a communication announcing the filing of a legal action in the Tribunal of First Instance of Kaloum in the Republic of Guinea. This action was commenced by Inversiones DD&C, Carlos Perez Leal and other natural persons against the Central Bank of the Republic of Guinea (“BCRG”) and five international banks, including Banistmo. The action seeks compensatory damages derived from alleged fraud involving six international transfers for a total USD1,900 that Inversiones DD&C, who was a client of Banistmo at the time, ordered to be made to a bank account at the BCRG.

The parties who commenced the action are seeking USD28,100 in “dommages matériels” (which are damages for alleged economic loss), as well as additional amounts in “dommages moraux” (which are damages for alleged non-economic loss, including alleged psychological suffering and moral anguish).

On May 22, 2023, a favorable First Instance judgment was issued for Banistmo. The plaintiff filed an appeal against the decision. On October 23, 2024, the Second Instance Court issued a favorable judgment to Banistmo.

The contingency is qualified as remote and there is provision for this proceeding.

Interfast Panamá & Pacific Point 96624

In February 2024, Banistmo and Banistmo Investment were served of a lawsuit filed against them and against 2020 Debt Investors Corp and José Talgham Cohen. The plaintiffs seek compensation for damages originated from the assignment of credit agreement made by Banistmo as the assignor in benefit of the assignee 2020 Debt Investors Corp., of a credit operation managed by Inverfast Panamá for a value of USD 2,000. The loan was secured with a trust of administration and guarantee of real state set up on Banistmo Investment.

The plaintiffs alleges that the credit assignment agreement presented irregularities and deviations from Banistmo and breach of fiduciary duties from Banistmo Investment. The plaintiff’s claims amount is USD 15,000.

As of December 31, 2024, the proceeding is pending rule a clarification request of the plaintiff´s lawsuit.

The contingency is qualified as remote and there is no provision for this matter.

BANCO AGRÍCOLA
Dirección General de Impuestos Internos of El Salvador
The authority on taxes of El Salvador (DGII), in accordance with the resolution of October 2018, determined that Banco Agrícola failed to declare and pay income taxes related to 2014’s fiscal year for a total of USD11,116 and related penalties.

In 2021, the appeal presented by Banco Agrícola was decided. The Tribunal de Apelaciones de los Impuestos Internos y Aduanas (TAII) modified the Resolution issued by DGII, adjusted the rental tax to USD6,341 and revoked the sanction.
Banco Agrícola filed a lawsuit before the Contentious Administrative Tribunal seeking to overrule DGII´s and TAII´s previous decisions in relation to the tax’s payment. As of December 31, 2024, is still pending the decision of the Contentious Administrative Tribunal.

The contingency is qualified as remote and there is no provision for this proceeding.

ARRENDADORA FINANCIERA S.A.
Cordal
Cordal filed a lawsuit against Arrendadora Financiera, seeking compensation for USD6,454. According to the lawsuit, Cordal was the owner of a current account in Arrendadora Financiera (formerly Banco Capital S.A.), and it alleged that it´s funds were irregularly transferred to third parties. Arrendadora Financiera alleges Cordal´s account was liquidated before the acquisition of Banco Capital S.A. and, therefore, no funds were transferred.
As of December 31, 2024, the proceeding is at the evidentiary stage. The contingency is qualified as remote and there is no provision for this proceeding. A former employee of the plaintiff was convicted of aggravated theft in connection with the facts of this lawsuit.

BANCO AGROMERCANTIL
Bapa Holdings Corp.
On September 20, 2022, a lawsuit against Banco Agromercantil was filed by Bapa Holdings Corp. The plaintiff alleges that it invested USD7,000 through a participation agreement with North Shore Development Company (NDSC) for the development of a housing project that was going to be built in a property, which was security for a loan given by Banco Agromercantil to NDSC, located in Roatan Island, Honduras. Bapa alleges that BAM caused damages due to its failure to provide information about NDSC´s financial situation and going through with the sale of the credit. On October 24, 2022, BAM responded to the claim and filed exceptions alleging that it has no commercial relationship with Bapa, and the statute of limitations deadline expired. As of December 31, 2024, the Court is pending a ruling on the exceptions to the lawsuit. The contingency is qualified as remote and there is no provision for this proceeding.

Superintendencia de Administración Tributaria (SAT)
The Superintendencia de Administración Tributaria (SAT) de Guatemala ordered a tax adjustment in the fiscal year 2014 of Banco Agromercantil´s rental tax declaration, duly paid by BAM, for a value of USD13,583 (including tax and sanction). BAM initiated legal proceedings against the decision adopted by the SAT, arguing the inadmissibility of the adjustment by applying the legal rule in an analogous way, the admissibility of the expense’s deductions of the revenue tax for being necessary to generate lien revenue and the non-withhold of the revenue tax in the interests paid to exempt people, arguing that they were appropriate according to the law.

As of December 31, 2024, the proceeding is pending the final decision from the Court. The contingency is qualified as remote and there is no provision for this proceeding.
NOTE 22. SHARE CAPITAL
The subscribed and paid-in capital is the following:

Share capital	December 31, 2024	December 31, 2023
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total subscribed and paid-in shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914
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

Dividends declared with respect to net income earned in:	Cash dividends per share (Stated in COP)
2024	3,900
2023	3,536
2022	3,536
2021	3,120
2020	260
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
Any dividend in shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, which will include 80% or more of the outstanding preferred shares. In the event of absence of such holders of preferred shares, a stock dividend only has can be payable to the holders of common shares that approve this payment.
Reserved Shares
Stocks that are available between maximum authorized shares and paid-in shares. The Bank has not reserved shares.
NOTE 23. APPROPRIATED RESERVES
As of December 31, 2024 and 2023, the appropriated retained earnings consist of the following:

Concept	December 31, 2024	December 31, 2023
In millions of COP
Appropriation of net income(1)(2)	12,700,961	12,794,057
Others(3)	9,874,876	7,250,712
Total appropriated reserves	22,575,837	20,044,769
(1)The legal reserve fulfills two objectives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)As of December 31, 2024 and 2023, includes reclassification of unclaimed dividends under Article 85 of the Bancolombia S.A Bylaws for COP 506 and COP 557, respectively.

(3)At Bancolombia S.A, the creation of an occasional reserve for equity strengthening and future growth continues, which was approved at the General Shareholders Meeting.
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
As of December 31, 2024

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	792,368	176,591,828	177,384,196
The Bank’s interest-assets
Investments at fair value through profit or loss	68,710	-	68,710
Investments at fair value through other comprehensive income	8,649	-	8,649
Loans and advances to customers	-	8,435,301	8,435,301
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	77,359	8,435,301	8,512,660
The Bank’s maximum exposure	77,359	8,435,301	8,512,660
Fees income	3,065	558,877	561,942
As of December 31, 2023

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,028,501	159,609,365	160,637,866
The Bank’s interest-assets
Investments at fair value through profit or loss	80,436	-	80,436
Investments at fair value through other comprehensive income	22,149	-	22,149
Loans and advances to customers	-	7,997,406	7,997,406
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	102,585	7,997,406	8,099,991
The Bank’s maximum exposure	102,585	7,997,406	8,099,991
Fees income	3,763	474,136	477,899
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
NOTE 25. OPERATING INCOME
25.1. Interest and valuation on financial instruments
The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
In millions of COP
Interest on debt instruments using the effective interest method	965,935	1,029,377	588,792
Interest and valuation on financial instruments
Debt investments(1)	1,367,980	628,082	1,198,296
Repos	237,321	137,014	(84,410)
Derivatives(2)	154,130	(157,818)	171,381
Spot transactions	(3,187)	(28,590)	77,433
Total valuation on financial instruments	1,756,244	578,688	1,362,700
Total Interest and valuation on financial instruments	2,722,179	1,608,065	1,951,492
(1) The increase is mainly presented in Bancolombia S.A., due to a higher volume and higher valuation in the portfolio of securities issued by foreign governments (United States Treasury Bonds), which are directly related to the variations in the exchange rate.
(2) The variation occurs mainly in Bancolombia due to the valuation of forwards.

25.2.       Interest expenses
The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
In millions of COP
Deposits(1)	12,215,673	13,323,516	6,141,680
Borrowing costs(1)	1,349,913	1,658,996	763,717
Debt instruments in issue(2)	1,202,112	1,426,615	1,328,511
Lease liabilities	135,546	113,815	111,349
Preferred shares	57,701	57,701	57,701
Overnight funds	22,306	30,540	11,375
Other interest (expense)	40,660	57,112	28,137
Total interest expenses	15,023,911	16,668,295	8,442,470
(1)The intervention rate issued by the Banco de la República de Colombia for the period of 2024 started at 13.00% and closed at 9.50%, for 2023 it started at 12.00% and closed at 13.00% and for 2022 it started at 3.00% and closed at 12.00%. This has an impact on the rates of deposits and financial obligations.
(2) In 2024, the decrease occurs mainly due to maturities of debt securities in legal currency.

Net interest income is defined as interest on loan portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense amounts to COP 18,555,575 COP 19,601,869 and COP 16,929,815 for the years ended on December 31, 2024, 2023 and 2022, respectively.
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
The promises given to the customers are established in the contracts independently and explicitly. The services provided by the Investment Bank are not interrelated between the contracts, correspond to the independent advice agreed and do not include additional services in the commission agreed with the customer. The advisory services offered in each one of the contracts are identifiable separately from the other performance commitments that the Investment Bank may have with the customers. The Investment Bank does not have a standard contract for the provision of advisory services, given than each contract is tailored to the customer’s needs.
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
The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers, for further information about composition of Bank’ segments see Note 3. Operating segments:
As of December 31, 2024

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	International Banking	All Other Segments	Total
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,657,690	282,611	257,697	85,841	-	-	-	1,934	-	3,285,773
Banking services	694,554	131,958	166,713	65,432	-	-	-	43,540	34,580	1,136,777
Payment and collections	1,024,053	15,735	-	-	-	-	-	-	-	1,039,788
Bancassurance	958,311	67,197	47	-	6	-	3	-	-	1,025,564
Fiduciary Activities and Securities	-	18,962	6,515	904	448,848	-	95,972	50	-	571,251
Acceptances, Guarantees and Standby Letters of Credit	73,302	27,365	5,789	1,880	-	-	-	679	-	109,015
Investment banking	-	1,670	2,097	-	-	69,266	8,854	-	-	81,887
Brokerage	-	16,473	-	-	-	-	20,648	-	-	37,121
Others	252,445	359	76,876	57,721	-	-	6,715	5,698	1,848	401,662
Total revenue of contracts with customers	5,660,355	562,330	515,734	211,778	448,854	69,266	132,192	51,901	36,428	7,688,838

As of December 31, 2023

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	International Banking	All Other Segments	Total
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,467,174	272,380	233,049	95,833	-	-	-	1,992	-	3,070,428
Banking services	593,729	110,271	157,386	68,857	-	-	-	37,746	23,574	991,563
Payment and collections	950,167	15,236	-	-	-	-	-	-	-	965,403
Bancassurance	924,280	72,705	77	-	104	29	126	-	-	997,321
Fiduciary Activities and Securities	-	20,233	6,399	851	361,632	-	74,377	54	-	463,546
Acceptances, Guarantees and Standby Letters of Credit	72,335	25,159	5,211	3,173	-	-	-	1,803	-	107,681
Investment banking	-	980	1,225	-	-	55,888	10,728	-	-	68,821
Brokerage	-	15,568	-	-	-	-	11,140	-	-	26,708
Others	244,414	398	76,221	54,486	229	-	7,614	5,633	412	389,407
Total revenue of contracts with customers	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878
As of December 31, 2022

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	International Banking	All Other Segments	Total
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,248,727	232,637	216,977	79,551	-	-	-	1,868	-	2,779,760
Banking services	481,103	91,938	142,047	78,264	-	-	-	31,277	12,732	837,361
Payment and collections	851,983	13,975	-	-	-	-	-	-	-	865,958
Bancassurance	814,653	57,858	97	-	29	8	32	-	-	872,677
Fiduciary Activities and Securities	-	18,975	6,522	803	318,840	-	78,509	53	-	423,702
Acceptances, Guarantees and Standby Letters of Credit	58,293	18,382	10,081	3,774	-	-	-	828	-	91,358
Investment banking	-	550	1,482	-	-	86,224	15,667	-	-	103,923
Brokerage	-	11,888	-	-	-	-	15,960	-	-	27,848
Others	229,804	380	66,971	56,162	-	-	1,198	7,995	5,429	367,939
Total revenue of contracts with customers	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526
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
The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2024, 2023 and 2022:

	2024	2023	2022
In millions of COP
Accounts receivable from contracts with customers(1)	257,262	259,516	192,029
Liabilities from contracts with customers(2)(3)(4)	68,040	60,128	56,856
(1) Allowances for receivables from customers are COP 23,639, COP 21,591 and COP 15,330 for the year 2024, 2023 and 2022, respectively.
(2) Contract liabilities are mainly related to commissions received from customers when the Bank issues financial guarantees. They are recognized as income during the term of the contract, according to the form and frequency of payment of the commissions. The weighted-average expected period for income recognition as of December 31, 2024 was 1.5 years, as of December 31, 2023, 1.3 years and as of December 31, 2022 was 1.6 years.
(3) During the years 2024, 2023 and 2022, income was recognized for COP 53,906, COP 55,179 and 45,656 respectively from the liability of contracts with clients at the beginning of the period.
(4) See Note 20. Other liabilities.
The contract liabilities increased COP 7,912 in 2024 and COP 3,272 in 2023. The changes in contract liabilities are due to performance circumscribed in the contract.
Fees and Commissions Expenses

Fees and Commissions Expenses	2024	2023	2022
In millions of COP
Banking services	1,704,221	1,483,785	1,242,590
Sales, collections and other services	894,836	855,480	712,266
Correspondent banking	623,193	507,586	409,455
Payments and collections	46,792	41,820	34,720
Others	242,732	208,609	191,135
Total expenses for commissions	3,511,774	3,097,280	2,590,166

25.4.       Other operating income
The following table sets forth the detail of other operating income net for the years ended December 31, 2024, 2023 and 2022:

Other operating income	2024	2023	2022
In millions of COP
Leases and related services(1)	1,827,163	1,771,016	1,362,677
Net foreign exchange and Derivatives Foreign exchange contracts(2)	437,884	1,215,064	(373,045)
Investment property valuation(3)	200,256	197,526	236,617
Gains on sale of assets(4)	103,481	170,910	171,482
Insurance(5)	85,993	86,330	92,294
Other reversals	75,928	67,617	64,467
Logistics services(6)	47,880	136,118	165,738
Penalties for failure to contracts	7,952	13,855	6,833
Others	255,448	321,214	326,372
Total Other operating income	3,041,985	3,979,650	2,053,435
(1) Corresponds to operating leases for COP 795,179, COP 833,244 and COP 649,693, other related leasing services for COP 671,251, COP 660,442 and COP 541,436 (see Note 11.1 lessor), property leases for COP 325,286, COP 228,325 and COP 157,511 (see Note 9. Investment properties) and other assets leases for COP 35,447, COP 49,005, COP 14,037 for the years ended December 31, 2024, 2023 and 2022 respectively.
(2) Corresponds to the management of assets and liabilities in foreign currencies and the volatility of the U.S. dollar.
(3) In 2024, the increase occurs due to the indexation of properties to the UVR and due to updating the appraisals of investment properties.
(4) Corresponds mainly to lower gains on assets held for sale, mostly vehicles and assets returned from leasing contracts.
(5)Corresponds to income from insurance operations of Seguros Agromercantil S.A., subsidiary domiciled in Guatemala.
(6) The decrease is mainly due to the total closure of operations of the subsidiary Transportempo. For further information see note 1. Reporting entity.
25.5. Dividends and net income on equity investments
The following table sets forth the dividends and net income on equity investments for the years ended December 31, 2024, 2023 and 2022:

Dividends and net income on equity investments	2024	2023	2022
	In millions of COP
Equity method(1)	222,572	113,115	219,105
Dividends(2)	140,634	127,427	59,072
Equity investments and other financial instruments(3)	42,194	22,944	(672)
(Losses) Gains on sale of investments in associates(4)	-	-	(34,451)
Impairment of investments in associates and joint ventures(5)	(314,347)	(108,175)	(9,633)
Others(6)	13,520	54,874	2,433
Total dividends received, and share of profits of equity method investees	104,573	210,185	235,854
(1)As of December 31, 2024, 2023 and 2022, corresponds to income from equity method of investments in associates for COP 311,193, COP 230,704 and COP 265,885 (includes valuation of investments in associates at fair value), respectively, and joint ventures for COP (88,621), COP (117,589) and (46,780), respectively. For further information, see Note 8. Investments in associates and joint ventures.
(2)As of December 31, 2024, 2023 and 2022, includes dividends received from equity investments at fair value through profit or loss for COP 1,461, COP 768 and COP 6,209 and investments written off for COP 2, COP 341 and COP 116, respectively; dividends from equity investments at fair value through OCI for COP 17,194, COP 18,464 and COP 16,842, respectively and investments written off for COP 3,231 in 2023. Dividends received of the associate at fair value P.A. Viva Malls are COP 121,977, COP 104,623 and COP 35,905, respectively. For further information, see Note 8. Investments in associates and joint ventures.
(3)For 2024, the variation is in Bancolombia S.A. for COP 34,438 mainly in FCP Pactia Inmobiliario, Inversiones CFNS S.A.S. for COP (9,237) and Banagrícola S.A. for COP (8,227). For 2023, the increase is explained by the effect of the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of Colombia, Perú and Chile Stock Exchanges in November 2023.
(4)In December 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., to comply with the authorized investment regime, and a loss of COP (41,434) was recognized, during the same year as a result of the sale in 2019 of the investments in the associates Avefarma S.A.S, Glassfarma Tech S.A.S. and Panamerican Pharmaceutical Holding Inc., COP 6,983 was received as contingent payment.
(5)As of December 31, 2024, 2023 and 2022, impairment of investments in associates and joint ventures recognized in the Investment Banking segment is COP 156,205, COP 106,574 and COP (5,032) and in other segments is COP 2,091, COP 1,601 and COP 14,665, respectively. For 2024, in Banking Colombia segment is recognized a impairment for COP 156,051. For further information, see Note 8. Investments in associates and joint ventures.
(6)For the three periods, corresponds to gains recognized from a bargain purchase of P.A. Sodimac for COP 13,520 in 2024, of P.A. Calle 84 (2) and P.A. Calle 84 (3) for COP 31,117 and P.A. Nomad Central for COP 23,757 in 2023 and of P.A. FAI Calle 77 (for further information, see Note 9.3. Business combination) in 2022.
NOTE 26. OPERATING EXPENSES
26.1.       Salaries and employee benefit
The detail for salaries and employee benefits for the years ended December 31, 2024, 2023 and 2022 is as follows:

Salaries and employee benefit	2024	2023	2022
In millions of COP
Salaries(1)	2,452,902	2,286,471	1,897,710
Bonuses(2)	873,739	940,292	823,517
Private premium	628,882	651,048	423,261
Social security contributions	599,171	546,434	447,017
Indemnization payment	229,909	179,916	189,643
Other benefits(3)	843,459	746,073	636,508
Total salaries and employee benefit	5,628,062	5,350,234	4,417,656
(1)This is mainly explained by salary increases.
(2)Corresponds mainly to bonuses for employees in accordance with the variable compensation model of the Bank.
(3)Includes vacations, severance and interest on severance, pension and employee benefits (policy benefits, training and recreation).

26.2.       Other administrative and general expenses
The detail for administrative and general expenses for the years ended December 31, 2024, 2023 and 2022 is as follows:

Other administrative and general expenses	2024	2023	2022
In millions of COP
Maintenance and repairs(1)	1,012,853	900,251	757,861
Fees	937,643	943,781	864,520
Insurance	734,358	738,786	640,753
Data processing(2)	560,016	473,059	362,621
Frauds and claims(3)	419,920	346,899	258,834
Transport	257,703	233,856	232,471
Advertising	179,122	175,690	185,122
Cleaning and security services	136,242	129,460	117,966
Public services	135,328	125,433	119,949
Contributions and affiliations	115,939	109,038	116,118
Useful and stationery(4)	97,871	57,061	55,045
Communications	76,268	74,685	72,501
Properties improvements and installation	68,335	66,438	70,845
Disputes, fines and sanctions(5)	46,093	43,499	63,519
Real estate management	38,396	33,637	30,216
Travel expenses	32,031	31,813	25,600
Publications and subscriptions	23,412	22,574	20,644
Storage services	17,845	16,321	15,013
Short-term and low-value leases	17,333	11,577	19,926
Legal expenses	12,676	14,136	10,573
Joint operations activities	9,471	8,892	8,357
Others	516,357	477,058	511,446
Total other administrative and general expenses	5,445,212	5,033,944	4,559,900
Taxes other than income tax	1,442,511	1,433,148	929,512
(1)The increase is mainly in computer equipment maintenance.
(2)The increase is mainly generated in license maintenance.
(3)The increase is generated mainly in virtual transactions and card frauds.
(4)The increase is mainly due to the issuance, personalization and packaging of debit and credit cards.
(5)The amount for the year 2022 includes the following events: Banagrícola and subsidiaries by USD 4,000 due to out-of-court closing of contingency and in Banistmo and subsidiaries by USD 2,500 due to judgment against.

26.3.       Impairment, depreciation and amortization
The detail for Impairment, depreciation and amortization for the years ended December 31, 2024, 2023 and 2022 is as follows:

Impairment, depreciation and amortization	2024	2023	2022
In millions of COP
Depreciation of premises and equipment(1)	633,755	636,376	560,596
Depreciation of right-of-use assets(2)	207,560	229,665	212,861
Amortization of intangible assets(3)	170,140	212,317	175,991
Impairment of other assets, net(4)(5)	106,426	46,501	31,127
Total impairment, depreciation and amortization	1,117,881	1,124,859	980,575
(1)See Note 10 Premises and equipment, net.

(2)See Note 11.2 Lessee.
(3)See Note 12 Goodwill and intangibles assets, net.
(4)Includes value for impairment of property and equipment for COP 842 in 2024, COP 4,480 in 2023 and COP 3,536 in 2022.
(5)The detail of the impairment of other assets net by operating segments for the years ended December 31, 2024, 2023 and 2022 is presented in the table below:

Impairment (recovery) of other assets, net	2024	2023	2022
In millions of COP
Banking Colombia(1)	51,626	45,122	24,187
Banking Panama(1)	28,475	5,290	12,599
Banking Guatemala	13,703	8,929	12,101
International Banking	5,999	1,730	314
All other segments	5,826	4,713	1,803
Banking El Salvador(2)	732	(19,283)	(19,877)
Brokerage	65	-	-
Total	106,426	46,501	31,127
(1)The variation in 2024 with respect to 2023 and 2022 is mainly for the impairment of assets received in lieu of payment by restatement to
Net realizable value (NRV).
(2) The variation corresponds mainly to the Net realizable value (NRV)
and higher sales generated in 2023.

During 2024, 2023 and 2022, no significant cybersecurity breaches materialized, according to the data security policies established by Management that would warrant disclosure in the Consolidated Financial Statements.
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
Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank had no dilutive potential common shares as of December 31, 2024, 2023 and 2022.
The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2024, 2023 and 2022 (in millions of pesos, except per share data):

	2024	2023	2022
Income from continuing operations before attribution of non-controlling interests	6,365,581	6,214,971	6,996,365
Less: Non-controlling interests from continuing operations	97,837	98,035	212,875
Net income from controlling interest	6,267,744	6,116,936	6,783,490
Less: Preferred dividends declared	1,541,003	1,541,003	1,352,921
Less: Allocation of undistributed earnings to preferred stockholders	1,374,673	1,303,784	1,805,191
Net income allocated to common shareholders for basic and diluted EPS	3,352,068	3,272,149	3,625,378
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and diluted earnings per share to common shareholders	6,576	6,420	7,113
Basic and diluted earnings per share from continuing operations	6,576	6,420	7,113

NOTE 28. RELATED PARTY TRANSACTIONS
IAS 24 Related Party Disclosures requires that an entity discloses:
(a)Transactions with its related parties; and
(b)Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.
Under IAS 24, an entity must disclose information about related party relationships, transactions and outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10 Consolidated Financial Statements.
Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:
•Stockholders with ownership interest equal or higher than 20% of the Bank’s capital:
–Grupo de Inversiones Suramericana S.A.
–Fondo Bancolombia ADR Program.
•Members of Board of Directors and Senior Management, understood as the President and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more of the Bank's capital.
•Associates and joint ventures for which Bancolombia S.A. or any of the subsidiaries of Bancolombia Group provide commercial banking services and deposits. For these purposes, all companies in which Bancolombia Group has joint control or significant influence have been included. For more information see note 8. Investments in associates and joint control.
Bancolombia S.A. or some of the subsidiaries of the Bancolombia Group provide banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material. In the case of treasury operations, Bancolombia operates between its own position and its related parties through transactional channels or systems established for this purpose and under the conditions established by current regulations.
Between the Parent Company and its related parties, during the periods ending at December 31, 2024, 2023 and 2022, there were no:
–Loans that for its contractual terms do not represent a lending transaction.
–Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
–Operations whose characteristics differ from those carried out with third parties
–Guarantees, pledges or commitments given or received in respect of the aforementioned transactions.

As of December 31, 2024

	Stockholders with an interest equal or higher than 20% of the Bank's capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	1,232	-	49,643
Derivative financial instruments	1,283	729	53
Loans and advances to customers	2,562,324	23,973	294,674
Allowance for loans, advances and lease losses	(2,759)	(19)	(2,453)
Investment in associates and joint ventures	-	-	2,928,984
Other assets	17,685	16	332,811
Total assets	2,579,765	24,699	3,603,712

Liabilities
Deposits by customers	1,522,278	16,807	242,996
Derivative financial instruments	53,051	183	10,116
Other liabilities	20,044	91	73,838
Total liabilities	1,595,373	17,081	326,950

Income
Interest on loans and financial leases	268,820	1,834	27,177
Valuation on financial instruments	145	-	9,504
Fees and commissions income	750,416	159	18,004
Dividends and net income on equity investments	75	-	30,202
Derivatives Foreign exchange contracts	(68,910)	1,442	(6,797)
Other operating income	43,476	70	47,629
Net income	994,022	3,505	125,719

Expenses
Interest expenses	136,562	876	9,066
Credit impairment (recovery) charges, net	1,566	(29)	2,742
Fees and commissions expenses	477	-	186,384
Employee benefits(2)	105,604	131	-
Other administrative and general expenses	130,571	2,711	77,086
Total expenses	374,780	3,689	275,278
(1)Includes Grupo Sura conglomerate.
(2)In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

As of December 31, 2023

	Stockholders with an interest equal or higher than 20% of the Bank's capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	6,050	-	54,001
Derivative financial instruments	48,747	-	7,297
Loans and advances to customers	1,850,407	22,437	271,676
Allowance for loans, advances and lease losses	(1,455)	(50)	(760)
Investment in associates and joint ventures	-	-	2,997,603
Other assets	17,951	18	271,263
Total assets	1,921,700	22,405	3,601,080

Liabilities
Deposits by customers	1,434,117	16,312	141,853
Derivative financial instruments	14	209	1,068
Other liabilities	23,070	59	70,387
Total liabilities	1,457,201	16,580	213,308

Income
Interest on loans and financial leases	157,451	1,783	27,925
Valuation on financial instruments	97	-	11,998
Fees and commissions income	744,000	98	14,647
Dividends and net income on equity investments(2)	213	-	109,563
Derivatives Foreign exchange contracts	63,060	(218)	27,174
Other operating income	48,531	9	9,806
Net income	1,013,352	1,672	201,113

Expenses
Interest expenses	181,085	1,038	8,261
Credit impairment (recovery) charges, net	(8,307)	4	(1,193)
Fees and commissions expenses	590	-	152,563
Employee benefits(3)	89,199	93	-
Other administrative and general expenses	159,184	2,492	23,644
Total expenses	421,751	3,627	183,275
(1)Includes Grupo Sura conglomerate.
(2)Includes impairment of associates and joint ventures mainly in Tuya S.A.
(3)In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

As of December 31, 2022

	Stockholders with an interest equal or higher than 20% of the Bank’s capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	5,711	-	51,991
Derivative financial instruments	191	5	8
Loans and advances to customers	947,150	28,935	342,896
Allowance for loans, advances and lease losses	(9,746)	(49)	(3,470)
Investment in associates and joint ventures	-	-	2,915,633
Other assets(2)	17,520	41	209,350
Total assets	960,826	28,932	3,516,408

Liabilities
Deposits by customers	1,364,663	14,433	161,708
Derivative financial instruments	23	-	27,571
Other liabilities(2)	26,803	56	54,017
Total liabilities	1,391,489	14,489	243,296

Income
Interest on loans and financial leases	74,896	1,249	21,715
Valuation on financial instruments	-	-	994
Fees and commissions income	929,721	100	20,574
Dividends and net income on equity investments	30	-	224,602
Derivatives Foreign exchange contracts	(10,158)	984	(30,484)
Other operating income	50,816	28	99,855
Net income	1,045,305	2,361	337,256

Expenses
Interest expenses	112,403	301	8,483
Credit impairment (recovery) charges, net	10,171	50	(550)
Fees and commissions expenses	19	-	180,951
Employee benefits(3)	76,455	117	-
Other administrative and general expenses	161,367	2,056	30,792
Total expenses	360,415	2,524	219,676
(1)Includes Grupo Sura conglomerate.
(2)The values disclosed for Other assets and Other liabilities corresponding to Stockholders with an interest equal or higher than 20% as of December 31, 2022 were restated from COP 54,842 to COP 17,520 and from COP 163,385 to 26,803, respectively; this restatement has no effect on the Financial Statements and their notes, and it was also concluded that the revised figures were adjusted and disclosed on a comparative basis.
(3)In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates
During the years ending December 31, 2024, 2023 and 2022, the Bank paid fees to the directors of COP 2,474, COP 2,306 and COP 1,937, respectively, as compensation for attending meetings of the Board and its Committees.

The payments to senior management in the same periods were COP 20,327, COP 18,387 and COP 15,776 for short-term retributions and COP 643, COP 312 and COP 552 for long-term retributions. In addition, there were payments for post-employment benefits of COP 980 in 2024, COP 827 in 2023 and 642 in 2022.
The Parent Company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation, described in the significant accounting policies, see Note 2.C.1 Subsidiaries, meet the definition of related party transactions and were eliminated from the consolidated financial statements.
NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES
The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2024 and 2023:

	Balance as of January 1, 2024	Cash flows	Non-cash changes			Balance as of December 31, 2024
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	470,295	550,584	39,593	-	-	1,060,472
Borrowings from other financial institutions(1)	15,648,606	(2,506,604)	1,196,756	1,349,913	861	15,689,532
Debt instruments in issue(1)	14,663,576	(6,226,196)	1,635,724	1,202,112	-	11,275,216
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	31,366,681	(8,239,917)	2,872,073	2,609,726	861	28,609,424
(1)The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,426,452 and COP 1,104,487, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the dividends paid during the year to both preferred and common shares holders.

	Balance as of January 1, 2023	Cash flows	Non-cash changes			Balance as of December 31, 2023
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	189,052	304,846	(23,603)	-	-	470,295
Borrowings from other financial institutions(1)	19,692,638	(1,674,476)	(4,029,947)	1,658,996	1,395	15,648,606
Debt instruments in issue(1)	19,575,988	(3,494,834)	(2,844,193)	1,426,615	-	14,663,576
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	40,041,882	(4,922,165)	(6,897,743)	3,143,312	1,395	31,366,681
(1)The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,607,927 and COP 1,347,889, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the dividends paid during the year to both preferred and common shares holders.

NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES
The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2024 and 2023:

	Note	December 31, 2024		December 31, 2023
		Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	5.1	23,035,281	23,035,281	12,096,407	12,096,407
Debt instruments at fair value through OCI	5.1	5,084,416	5,084,416	6,148,177	6,148,177
Debt instruments at amortized cost	5.1	8,404,878	8,403,740	6,848,082	6,840,867
Derivative financial instruments	5.2	2,938,142	2,938,142	6,252,270	6,252,270
Equity securities at fair value	5.1	1,011,310	1,011,310	543,210	543,210
Other financial instruments	5.1	34,385	34,385	38,319	38,319
Loans and advances to customers at amortized cost, net	6	263,274,170	269,345,583	237,728,544	238,771,724
Investment properties	9	5,580,109	5,580,109	4,709,911	4,709,911
Investments in associates(1)	8	1,830,884	1,830,884	1,670,782	1,670,782
Total		311,193,575	317,263,850	276,035,702	277,071,667
Liabilities
Deposits by customers	15	279,059,401	279,463,012	247,941,180	249,340,519
Interbank deposits	16	716,493	716,493	606,141	606,141
Repurchase agreements and other similar secured borrowing	16	1,060,472	1,060,472	470,295	470,295
Derivative financial instruments	5.2	2,679,643	2,679,643	6,710,364	6,710,364
Borrowings from other financial institutions	17	15,689,532	15,689,532	15,648,606	15,648,606
Preferred shares		584,204	407,174	584,204	394,550
Debt instruments in issue	18	11,275,216	11,389,498	14,663,576	14,468,650
Total		311,064,961	311,405,824	286,624,366	287,639,125
(1)It corresponds to investments in associates P.A. Viva Malls, P.A. Distrito Vera and Fideicomiso Locales Distrito Vera. For further information see Note 8. Investments in associates and joint ventures.

Fair value hierarchy
IFRS 13 establishes a fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable, that reflects the significance of inputs adopted in the measurement process. In accordance with IFRS, the financial instruments are classified as follows:

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

Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Precia - Proveedor de Precios para Valoración S.A.) to the Bank.

All methodologies and procedures developed by the pricing services provider are supervised by the Financial Superintendence of Colombia, which has not objected to them.

Daily, the back-office Service Valuation Officer (SVO) verifies the valuation of investments, and the Credit and Financial Risk Manager area reports the results of the portfolio’s valuation.

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

b. Equity securities and other financial instruments

The Bank performs the market price valuation of its investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described above (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities and other financial instruments is based on an assessment of each individual investment using methodologies that include publicly-traded comparable derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparable, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described below in “i. Investment property”.

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

The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (Credit Default Swaps, “CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in each geography. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the asset swap curve calculated for subordinated bonds issued by the Bank in foreign currency. For derivatives transacted with local financial institutions, the Bank calculates the credit risk adjustment by incorporating credit risk data provided by rating agencies and released in the financial markets.

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

h. Investments in associates measured at fair value

The Bank recognizes its investments in P.A Viva Malls, P.A Distrito Vera and Fideicomiso Locales Distrito Vera as associates at fair value. The estimated amount is provided by the fund manager as the variation of the units according to the units owned by the FCP Fondo Inmobiliario Colombia. The associate’s assets are comprised of investment properties which are measured using the following techniques: comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see “Quantitative Information about Level 3 Fair Value Measurements”.

i. Investment property

The Bank’s investment property is valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2024 and 2023:

Financial Assets
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	10,625,153	1,019,028	-	11,644,181	4,363,135	362,470	-	4,725,605
Securities issued or secured by government entities	-	118,760	-	118,760	-	84,990	-	84,990
Securities issued by other financial institutions	140,703	513,040	77,821	731,564	41,003	654,446	78,729	774,178
Securities issued by foreign governments	6,191,395	4,092,055	-	10,283,450	3,621,960	2,652,440	-	6,274,400
Corporate bonds	124,812	98,255	34,259	257,326	125,010	97,940	14,284	237,234
Total debt instruments at fair value through profit or loss	17,082,063	5,841,138	112,080	23,035,281	8,151,108	3,852,286	93,013	12,096,407
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	35,570	-	2,648,355	2,683,925	61,427	-	2,664,295	2,725,722
Securities issued by other financial institutions	119,479	107,614	49,744	276,837	224,049	149,257	-	373,306
Securities issued by foreign governments	368,736	1,115,810	-	1,484,546	1,675,193	762,803	-	2,437,996
Corporate bonds	60,922	747	577,439	639,108	63,475	547,678	-	611,153
Total debt instruments at fair value through OCI	584,707	1,224,171	3,275,538	5,084,416	2,024,144	1,459,738	2,664,295	6,148,177
Total debt instruments	17,666,770	7,065,309	3,387,618	28,119,697	10,175,252	5,312,024	2,757,308	18,244,584
Equity securities
Equity securities	31,086	262,351	717,873	1,011,310	89,128	69,400	384,682	543,210
Total equity securities	31,086	262,351	717,873	1,011,310	89,128	69,400	384,682	543,210
Other financial assets
Other financial assets	-	-	34,385	34,385	-	-	38,319	38,319
Total other financial assets	-	-	34,385	34,385	-	-	38,319	38,319
Derivative financial instruments
Forwards
Foreign exchange contracts	-	617,961	466,869	1,084,830	-	3,308,258	1,073,648	4,381,906
Equity contracts	-	298	51,347	51,645	-	152	2,863	3,015
Total forwards	-	618,259	518,216	1,136,475	-	3,308,410	1,076,511	4,384,921
Swaps
Foreign exchange contracts	-	1,200,777	262,479	1,463,256	-	1,066,915	237,422	1,304,337
Interest rate contracts	105,560	114,980	15,493	236,033	130,792	206,011	15,621	352,424
Total swaps	105,560	1,315,757	277,972	1,699,289	130,792	1,272,926	253,043	1,656,761
Options
Foreign exchange contracts	161	36,207	66,010	102,378	6	136,979	73,603	210,588
Total options	161	36,207	66,010	102,378	6	136,979	73,603	210,588
Total derivative financial instruments	105,721	1,970,223	862,198	2,938,142	130,798	4,718,315	1,403,157	6,252,270
Investment properties
Lands	-	-	499,833	499,833	-	-	325,394	325,394
Buildings	-	-	5,080,276	5,080,276	-	-	4,384,517	4,384,517
Total investment properties	-	-	5,580,109	5,580,109	-	-	4,709,911	4,709,911
Investment in associates at fair value
Investment in associates at fair value	-	-	1,830,884	1,830,884	-	-	1,670,782	1,670,782
Total investment in associates at fair value	-	-	1,830,884	1,830,884	-	-	1,670,782	1,670,782
Total	17,803,577	9,297,883	12,413,067	39,514,527	10,395,178	10,099,739	10,964,159	31,459,076

Financial liabilities
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	885,520	86,775	972,295	-	4,458,528	67,825	4,526,353
Equity contracts	-	89	1,278	1,367	-	8,629	1,852	10,481
Total forwards	-	885,609	88,053	973,662	-	4,467,157	69,677	4,536,834
Swaps
Foreign exchange contracts	-	1,264,593	67,838	1,332,431	-	1,388,113	102,973	1,491,086
Interest rate contracts	102,701	160,721	27,646	291,068	126,728	312,051	11,078	449,857
Total swaps	102,701	1,425,314	95,484	1,623,499	126,728	1,700,164	114,051	1,940,943
Options
Foreign exchange contracts	421	82,061	-	82,482	19	232,568	-	232,587
Total options	421	82,061	-	82,482	19	232,568	-	232,587
Total derivative financial instruments	103,122	2,392,984	183,537	2,679,643	126,747	6,399,889	183,728	6,710,364
Total	103,122	2,392,984	183,537	2,679,643	126,747	6,399,889	183,728	6,710,364
Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position
The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the Statement of Financial Position, but for which the fair value is disclosed at December 31, 2024 and December 31, 2023:

Assets
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Debt instruments
Securities issued by the Colombian Government	156,209	-	-	156,209	67,514	-	-	67,514
Securities issued or secured by government entities	-	46,272	3,326,959	3,373,231	-	49,980	3,075,936	3,125,916
Securities issued by other financial institutions	284,281	57,091	250,508	591,880	209,178	280,662	55,112	544,952
Securities issued by foreign governments	412,579	227,076	-	639,655	150,695	377,560	-	528,255
Corporate bonds	1,050,588	14,017	2,578,160	3,642,765	774,624	12,620	1,786,986	2,574,230
Total – Debt instruments	1,903,657	344,456	6,155,627	8,403,740	1,202,011	720,822	4,918,034	6,840,867
Loans and advances to customers, net	-	-	269,345,583	269,345,583	-	-	238,771,724	238,771,724
Total	1,903,657	344,456	275,501,210	277,749,323	1,202,011	720,822	243,689,758	245,612,591

Liabilities
Type of instruments	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Deposits by customers	-	60,894,992	218,568,020	279,463,012	-	60,236,355	189,104,164	249,340,519
Interbank deposits	-	-	716,493	716,493	-	-	606,141	606,141
Repurchase agreements and other similar secured borrowing	-	-	1,060,472	1,060,472	-	-	470,295	470,295
Borrowings from other financial institutions	-	-	15,689,532	15,689,532	-	-	15,648,606	15,648,606
Debt instruments in issue	5,811,412	2,669,991	2,908,095	11,389,498	8,021,700	4,025,322	2,421,628	14,468,650
Preferred shares	-	-	407,174	407,174	-	-	394,550	394,550
Total	5,811,412	63,564,983	239,349,786	308,726,181	8,021,700	64,261,677	208,645,384	280,928,761

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

Loans and advances to customers

Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments such as commercial, consumer, small business loans, mortgage and leasing. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the prepayment date. The projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

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

	December 31, 2024				December 31, 2023
Type of instruments	Fair-value hierarchy			Total fair value	Fair-value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Machinery and equipment	-	-	10,085	10,085	-	-	11,702	11,702
Real estate for residential purposes	-	-	133,863	133,863	-	-	117,476	117,476
Real estate different from residential properties	-	-	29,794	29,794	-	-	30,273	30,273
Total	-	-	173,742	173,742	-	-	159,451	159,451
Changes in level 3 fair-value category
The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs at December 31, 2024 and 2023:

As of December 31, 2024

Type of instruments	Balance, January 1, 2024	Included in earnings	OCI	Purchases	Settlement	Reclassifications(1)	Prepaids	Transfers in to level 3	Transfers out of level 3	Balance, December 31, 2024
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	78,729	2,042	-	14,696	(12,157)	-	(3,117)	3,195	(5,567)	77,821
Corporate bonds	14,284	538	-	2,994	-	-	-	16,443	-	34,259
Total	93,013	2,580	-	17,690	(12,157)	-	(3,117)	19,638	(5,567)	112,080
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	2,664,295	-	157,708	2,490,647	(2,664,295)	-	-	-	-	2,648,355
Securities issued or secured by other financial entities	-	-	(272)	50,016	-	-	-	-	-	49,744
Corporate bonds	-	-	1,892	71,517	-	-	-	504,030	-	577,439
Total	2,664,295	-	159,328	2,612,180	(2,664,295)	-	-	504,030	-	3,275,538
Derivative financial instruments
Foreign exchange contracts	1,384,673	(45,870)	-	592,047	(1,193,801)	(11,487)	-	155,582	(85,786)	795,358
Interest rate contracts	15,621	(2,591)	-	6,910	(3,606)	(138)	-	3,909	(4,612)	15,493
Equity contracts	2,863	-	-	51,347	(2,863)	-	-	-	-	51,347
Total	1,403,157	(48,461)	-	650,304	(1,200,270)	(11,625)	-	159,491	(90,398)	862,198
Equity securities
Equity securities	384,682	48,562	50,303	261,301	(26,973)	-	-	-	(2)	717,873
Total	384,682	48,562	50,303	261,301	(26,973)	-	-	-	(2)	717,873
Other financial instruments
Other financial instruments	38,319	(5,646)	-	1,712	-	-	-	-	-	34,385
Total	38,319	(5,646)	-	1,712	-	-	-	-	-	34,385
Investment in associates
P.A. Viva Malls	1,661,679	155,824	-	-	-	-	-	-	-	1,817,503
P.A. Distrito Vera	9,103	(401)	-	5,186	(563)	-	-	-	-	13,325
Fideicomiso Locales Distrito Vera	-	(5)	-	61	-	-	-	-	-	56
Total	1,670,782	155,418	-	5,247	(563)	-	-	-	-	1,830,884
Total Assets	6,254,248	152,453	209,631	3,548,434	(3,904,258)	(11,625)	(3,117)	683,159	(95,967)	6,832,958
Liabilities
Derivative financial instruments
Foreign exchange contracts	170,798	48,127	-	114,156	(95,051)	(11,487)	-	3,194	(75,124)	154,613
Interest rate contracts	11,078	(50)	-	206	(4,595)	(138)	-	27,432	(6,287)	27,646
Equity contracts	1,852	-	-	1,278	(1,852)	-	-	-	-	1,278
Total	183,728	48,077	-	115,640	(101,498)	(11,625)	-	30,626	(81,411)	183,537
Total liabilities	183,728	48,077	-	115,640	(101,498)	(11,625)	-	30,626	(81,411)	183,537
(1)From derivative assets to derivative liabilities classified in level 3 and vice versa.

As of December 31, 2023

Type of instruments	Balance, January 1, 2023	Included in earnings	OCI	Purchases	Settlement	Reclassifications(1)	Prepaids	Transfers in to level 3	Transfers out of level 3	Balance, December 31, 2023
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued by the Colombian Government	-	(4,150)	-	4,150	-	-	-	-	-	-
Securities issued or secured by other financial entities	81,389	12,869	-	2,639	(12,767)	-	(9,613)	4,212	-	78,729
Corporate bonds	-	-	-	-	-	-	-	14,284	-	14,284
Total	81,389	8,719	-	6,789	(12,767)	-	(9,613)	18,496	-	93,013
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	-	173,648	2,490,647	-	-	-	-	-	2,664,295
Total	-	-	173,648	2,490,647	-	-	-	-	-	2,664,295
Derivative financial instruments
Foreign exchange contracts	1,163,336	(60,699)	-	1,295,089	(812,275)	(13,559)	-	46,459	(233,678)	1,384,673
Interest rate contracts	29,170	(10,694)	-	6,957	(4,593)	(38)	-	525	(5,706)	15,621
Equity contracts	105	-	-	2,863	(105)	-	-	-	-	2,863
Total	1,192,611	(71,393)	-	1,304,909	(816,973)	(13,597)	-	46,984	(239,384)	1,403,157
Equity securities
Equity securities	462,253	(3,577)	(8,087)	6,740	(72,647)	-	-	-	-	384,682
Total	462,253	(3,577)	(8,087)	6,740	(72,647)	-	-	-	-	384,682
Other financial instruments
Other financial instruments	42,171	(13,746)	-	9,894	-	-	-	-	-	38,319
Total	42,171	(13,746)	-	9,894	-	-	-	-	-	38,319
Investment in associates
P.A. Viva Malls	1,530,459	128,028	-	3,192	-	-	-	-	-	1,661,679
P.A. Distrito Vera	1,697	1,179	-	6,227	-	-	-	-	-	9,103
Total	1,532,156	129,207	-	9,419	-	-	-	-	-	1,670,782
Total Assets	3,310,580	49,210	165,561	3,828,398	(902,387)	(13,597)	(9,613)	65,480	(239,384)	6,254,248
Liabilities
Derivative financial instruments
Foreign exchange contracts	348,027	15,346	-	164,179	(329,858)	(13,559)	-	4,330	(17,667)	170,798
Interest rate contracts	51,662	(6,297)	-	3,628	(41,002)	(38)	-	3,734	(609)	11,078
Equity contracts	-	-	-	1,852	-	-	-	-	-	1,852
Total	399,689	9,049	-	169,659	(370,860)	(13,597)	-	8,064	(18,276)	183,728
Total liabilities	399,689	9,049	-	169,659	(370,860)	(13,597)	-	8,064	(18,276)	183,728
(1)From derivative assets to derivative liabilities classified in level 3 and vice versa.

Level 3 fair value rollforward
The following were the significant level 3 transfers at December 31, 2024 and 2023:
As of December 31, 2024 and 2023, net transfers in Bancolombia S.A. for COP 8,987 and COP 257,660, respectively, from level 3 to level 2 of derivatives foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk of the counterparty to the own credit risk. As of December 31, 2024, net transfers for COP 128,865, from level 2 to level 3 of the derivative foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty.

As of December 31, 2024, there are corporate bonds of debt instruments at fair value through OCI for COP 577,439. Additionally, there is a transfer from level 2 to level 3 of debt instruments of corporate bonds for COP 504,030.

As of December 31, 2024 and 2023, unrealized gains and losses on debt instruments were COP 2,580 and COP 8,719; equity securities COP 48,562 and COP (3,577), respectively.
Transfers between level 1 and level 2 of the fair value hierarchy
The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between level 1 and level 2 as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
Type of instruments	Transfers level 1 to level 2	Transfers level 2 to level 1	Transfers level 1 to level 2	Transfers level 2 to level 1
In millions of COP
Debt instruments at fair value though profit or loss
Securities issued by the Colombian Government	202,779	-	-	-
Securities issued or secured by foreign government	26,866	929	1,712	-
Securities issued or secured by government entities	-	-	13,619	-
Corporate bonds	-	-	-	8,397
Securities issued or secured by other financial entities	-	-	1,848	-
Total	229,645	929	17,179	8,397
Debt instruments at fair value through OCI
Securities issued or secured by foreign government	467,133	137,884	572,800	-
Securities issued or secured by other financial entities	-	-	64,944	-
Corporate bonds	-	-	-	95,572
Total	467,133	137,884	637,744	95,572
Equity securities
Equity securities	63,827	-	13,740	7
Total	63,827	-	13,740	7
During 2024, the Bank transferred securities from level 1 to level 2, because such securities decreased in liquidity and were traded less frequently in an active market.

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

As of December 31, 2024

Type of instruments	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	0.14% to 10.66%	3.61%	61,474	65,164
TIPS	63,280	Discounted cash flow	Prepayment Speed	n/a	n/a	65,081	n/a
			Prepayment Speed	n/a	n/a	60,732	n/a
Other bonds	62,558	Discounted cash flow	Interest rate	0.10% to 1.12%	0.94%	61,003	64,177
Time deposits	1,727	Discounted cash flow	Yield / Interest rate	0.91% to 6.40%	3.36%	1,441	1,772
Total securities issued by other financial institutions	127,565
Securities issued by the Colombian Government
Bonds by government entities	2,648,355	Discounted cash flow	Yield	1.18% to 1.18%	1.18%	2,639,349	2,660,301
Corporate bonds
Corporate bonds	611,698	Discounted cash flow	Yield	0.00% to 5.25%	0.98%	573,929	647,264
Total debt instruments	3,387,618
Equity securities
Equity securities	717,873	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	34,385	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	430,163	Discounted cash flow	Credit spread / Yield	0.00% to 20.80%	7.05%	429,581	430,753
Swaps	182,488	Discounted cash flow	Credit spread	0.00% to 56.14%	4.03%	166,650	204,677
Options	66,010	Discounted cash flow	Credit spread	0.12% to 34.75%	0.50%	65,512	66,242
Total derivative financial instruments	678,661
Investment in associates
P.A. Viva Malls	1,817,503	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Distrito Vera	13,325	Price-based	Price	n/a	n/a	n/a	n/a
Fideicomiso Locales Distrito Vera	56	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,830,884

As of December 31, 2023

Type of instruments	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	2.06% to 10.73%	5.48%	70,982	75,852
TIPS	74,087	Discounted cash flow	Prepayment Speed	n/a	n/a	78,953	n/a
			Prepayment Speed	n/a	n/a	73,271	n/a
Time deposits	4,642	Discounted cash flow	Yield / Interest rate	2.15% to 5.70%	3.78%	4,277	4,701
Total securities issued by other financial institutions	78,729
Securities issued by the Colombian Government
Bonds by government entities	2,664,295	Discounted cash flow	Yield	0.00% to 1.18%	1.17%	2,658,010	2,679,372
Corporate bonds
Corporate bonds	14,284	Discounted cash flow	Yield	3.49% to 3.49%	3.49%	13,700	14,912
Total debt instruments	2,757,308
Equity securities
Equity securities	384,682	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	38,319	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	1,006,834	Discounted cash flow	Credit spread / Yield	0.00% to 50.58%	7.22%	1,004,399	1,009,283
Swaps	138,992	Discounted cash flow	Credit spread	0.00% to 63.39%	5.86%	139,451	138,577
Options	73,603	Discounted cash flow	Credit spread	0.13% to 33.77%	0.57%	73,048	73,870
Total derivative financial instruments	1,219,429
Investment in associates
P.A. Viva Malls	1,661,679	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Distrito Vera	9,103	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,670,782

The following table sets forth information about valuation techniques used in the measurement of the fair value investment properties of the Bank, the significant unobservable inputs and the respective sensitivity:

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
Comparable prices
The weighted average rates used in the capitalization methodology for revenues in the last quarter for 2024 are:
•Direct capitalization: initial rate 8.13%.
•Discounted cash flow: discount rate: 12.27%, terminal rate: 8.29%.
The same weighted rates for the last quarter of 2023 were:
•Direct capitalization: initial rate 8.07%
•Discounted cash flow: discount rate: 12.44%, terminal rate: 8.25%.
The ratio between monthly gross income and real estate value directly administered by the FIC (rental rate) considering the differences in placements and individual factors between properties and in a weighted way in the last quarter of 2024 are 0.88% and for December 31, 2023 was 0.82%.

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
Replacement cost
There has been no change to the valuation technique during the year 2024 for each asset.
NOTE 31. SUBSEQUENT EVENTS
Approval of Consolidated Financial Statements
The consolidated financial statements were approved by the Board of Directors on March 28, 2025.
In connection with the procedures aimed to modify the corporate structure of Bancolombia and its subsidiaries by creating a holding company named Grupo Cibest S.A. ("Grupo Cibest"), and the completion of a series of related corporate transactions (the "Corporate Structure Changes"), the Superintendencia Financiera de Colombia (the “Financial Superintendence of Colombia” or the “SFC”), through Resolution 0356 of February 28, 2025, resolved to:

• Not object to the merger of Sociedad Beneficiaria BC Panamá S.A.S., into Bancolombia.
• Approve the distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia to Bancolombia.
• Approve the distribution of certain assets and subsidiaries of Bancolombia to Grupo Cibest.

With the non-objection and the approvals issued by the SFC, all of the required regulatory authorizations regarding the Corporate Structure Changes have been obtained.

RISK MANAGEMENT
The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit/ counterparty, liquidity and interest rate of the banking book, operational, business continuity, technological and cybersecurity risk, country risk, Risk Appetite Framework (MAR) and stress tests applicable. In accordance with the requirements of the External Circular (EC) 018 as of September 2021 about the “Comprehensive Risk Management System (SIAR)”, we work continues to comply the applicable instructions for the implementation for the management of interest rate risk of the banking book (RTILB), considering the testing period and the into force and into force on External Circular (EC) 018 as of September 2021 about the “Comprehensive Risk Management System (SIAR)”, we work continues to comply the applicable instructions for the implementation for the management of interest rate risk of the banking book (RTILB), considering the testing period and the into force and into force on n December 31, 2024.

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
The 1st line is made up of 1A and 1B, highlighting the following characteristics:
•Identification, evaluation, control and mitigation of risks.
•Definition of standards / Implementation of policies, standards and procedures.
•Execution of control and risk management procedures and activities as part of your daily activity.
Second line: defines the risk and internal control framework, as well as the policies and guidelines for the 1st line to manage risks. It is a global advisory, support and control function that monitors that risks are identified, controlled and managed within appropriate limits.
The 2nd line is made up of 2A and 2B, highlighting the following characteristics and differences:
•Provision of a risk and internal control framework.
•Escalation of new risks.
•Advice and support.
Third line: made up of Internal Audit. It is an independent and objective assurance and advisory function on the internal control system and risk management, highlighting the following characteristics:
•Independent review.

•Assurance on the Internal Control System.
•Evaluation and improvement in the effectiveness of management in risk control.
Credit risk
Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty and arises principally from the decline on borrower´s creditworthiness or changes in the business climate. Credit risk is the single largest risk for the Bank's business; which is managed at each stage of the credit cycle.

The information below contains the maximum exposure to credit risk for the periods ending December 31, 2024 and 2023:
December 31, 2024

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	245,272,297	16,670,291	17,511,320	279,453,908
Commercial	137,761,467	5,545,788	9,945,556	153,252,811
Consumer	46,697,013	5,118,607	4,000,063	55,815,683
Mortgage	37,076,580	2,701,930	1,963,091	41,741,601
Small Business Loans	1,175,803	91,256	85,150	1,352,209
Financial Leases	22,561,434	3,212,710	1,517,460	27,291,604
Off-Balance Sheet Exposures	43,604,372	223,317	256,249	44,083,938
Financial Guarantees	9,926,719	17,800	199,782	10,144,301
Loan Commitments	33,677,653	205,517	56,467	33,939,637
Loss Allowance	(2,331,035)	(2,752,141)	(11,397,984)	(16,481,160)
Total	286,545,634	14,141,467	6,369,585	307,056,686
December 31, 2023

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	222,372,889	16,042,661	15,536,097	253,951,647
Commercial	120,773,927	5,453,537	8,459,932	134,687,396
Consumer	46,060,615	4,407,067	4,124,087	54,591,769
Mortgage	32,210,648	2,628,654	1,411,106	36,250,408
Small Business Loans	774,571	260,303	110,143	1,145,017
Financial Leases	22,553,128	3,293,100	1,430,829	27,277,057
Off-Balance Sheet Exposures	39,266,370	154,567	157,801	39,578,738
Financial Guarantees	12,533,868	26,889	130,441	12,691,198
Loan Commitments(1)	26,732,502	127,678	27,360	26,887,540
Loss Allowance	(3,854,240)	(2,581,460)	(10,042,022)	(16,477,722)
Total	257,785,019	13,615,768	5,651,876	277,052,663
(1) The informational disclosed value of loan commitments has been updated.

Other Financial Instruments

Maximum Exposure to Credit Risk - Other Financial Instruments
In millions of COP
	Maximum Exposure		Collateral		Net Exposure
	2024	2023	2024	2023	2024	2023
Maximum Exposure to Credit Risk
Debt instruments	36,583,512	25,148,469	(1,669,011)	(1,407,484)	34,914,501	23,740,985
Derivatives	929,498	1,824,750	(589,098)	(698,662)	340,400	1,126,088
Equity	1,011,310	543,210	-	-	1,011,310	543,210
Other financial instruments	34,385	38,319	-	-	34,385	38,319
Total	38,558,705	27,554,748	(2,258,109)	(2,106,146)	36,300,596	25,448,602
Note: Collateral Held (-) and Collateral Pledged (+)
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
Credit Risk Management - Loans and Advances
In 2024, the dynamics of Grupo Bancolombia's portfolio responded to a modest and gradual economic reactivation, influenced by macroeconomic factors such as the decrease in inflation and interest rates, which boosted internal and external demand thanks to increased investment and consumption. However, political and fiscal uncertainty, mainly in Colombia, and geopolitical tensions in the Middle East, which affect the global economy, create a challenging economic environment. In this context, the perception of risk among investors and the decrease in confidence among both consumers and businesses affected the demand for credit in the countries where the Group has a presence.

The monitoring and review of credit portfolios continue to be a relevant factor in the identification and application of strategies at different stages of the credit cycle, which has led to the development of new processes, methodologies, and models with traditional, alternative, and sectoral information, aimed at managing the portfolio in the cycle with greater personalization and timeliness, through local and transversal tools in the countries where the Group has a presence. This has contributed to both a general improvement in the risk indicators of the portfolio and in the support to our clients.

Risk management during the credit life cycle is developed through the fulfillment of the policies, procedures and methodologies stipulated in the “Comprehensive Risk Management System (SIAR)”, which include the general criteria for evaluating, measuring, assuming, monitoring, controlling and hedging credit risk. In addition, Management has developed process and methodology manuals that specify the policies and procedures for the different products and segments served by the organization in accordance with the strategy approved by the Board of Directors for monitoring and controlling such risk.

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

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies, including the following:

•Credit exposure limits: Contains guidelines with regards to the establishment of credit exposure limits. This is set as a result of legal requirements and according to the Bank’s internal guidelines.

•Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential borrowers and to select them properly. The risk level of the individual and legal entities is determined using rating and scoring models which define cut-off points that are applied in the process of issuing credit. These models use information such as the credit history of the borrower, sociodemographic particularities, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. In addition, sectorial and macroeconomic behavior is taken into account. Loan applications, depending on their amount and risk level, are presented for approval at the level of management authority required.

•Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, the Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

•Allowance policies: The objective of this policy is to fulfill legal requirements and the Bank’s business policies. In addition, this policy is meant to provide the guidelines to analyze the client’s status and take the necessary actions in order to mitigate credit risk to which the Bank is exposed. For further information, please see Note 2. Material Accounting Policies.

•Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.

•Portfolio recovery policies: Through these policies, the Bank aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what the Bank has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models. The established actions are combined with strategies to adjust to the economy, market and costumer conditions, allowing the Bank to offer alternatives tailored to each case, such as payment deals, foreclosed assets, cession agreements, modifications, restructuring, and so on.

Management of credit risk is carried out through all the credit life cycle. These stages are defined in the following way:

•Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.
•Monitoring: Knowing the borrower’s situation during the life of the credit.
•Recovery: Collection management during the different stages of the same credit.
To support the credit origination processes, models, methodologies, and analytical techniques based on statistical information and expert criteria are used. Their purpose is to evaluate and differentiate the risk level of potential and current clients, thus facilitating informed decision-making. These models are mainly applied during the granting stage and also play a fundamental role in monitoring, by allowing the tracking of the client's evolution, and in recovery, by facilitating the implementation of risk mitigation and portfolio recovery strategies. Continuous monitoring of the client's evolution is carried out, which allows for the timely detection of credit deterioration and proactive risk management throughout the credit lifecycle. Additionally, strategies and mechanisms based on quantitative and qualitative analysis are implemented to optimize collection management, reduce expected losses, and minimize the impact of defaults on the portfolio.

The Risk Vice Presidency is responsible for defining and documenting the specific characteristics of the models, methodologies, and analytical techniques employed. It has the authority to develop mathematical and expert formulas, as well as to establish key parameters according to market conditions, the product, and the risk appetite framework approved by the Board of Directors. The models may include variables of different natures, such as sociodemographic, sectoral, and qualitative variables, as well as internal and external behavior, financial information related to investment, savings, and transactions, in addition to market studies and product-specific parameters. The adequate performance of the models is ensured, measured through their discriminative capacity, understood as the model's ability to differentiate between clients with different levels of risk.

In accordance with current regulations, which include the regulations issued by the Financial Superintendency and international risk management standards, backtesting tests are conducted on the models used in credit cycle management. The results of these tests are presented quarterly to the Risk Committee and the Board of Directors for their information. Additionally, the Risk Vice Presidency establishes, through internal circulars, the internal rating or the required range in credit processes, regulating the parameters for assigning a rating different from the model, considering quantitative and qualitative aspects of the client.

Monthly, the credit portfolio is rated using internal models that allow for the assessment of the credit risk of each debtor and the determination of the required provisions. These models are regularly updated to reflect changes in market conditions and ensure their accuracy and relevance. The monthly provisions allow for the assessment of risk collectively or individually, using parameters such as Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD). For more details, see Note 2. Material Accounting Policies, section 4.1.2.

Individual analysis is applied to clients in stage 3 with significant balances and to corporate clients who recover from default and move to stage 2. This analysis is based on the projection of each client's cash flow, considering parameters associated with recovery rates estimated by models that incorporate financial information, behavior, collateral, and qualitative variables. Periodically, backtesting tests are conducted on these provisioning models to ensure an adequate level of coverage aligned with Grupo Bancolombia's risk appetite.

To ensure compliance with concentration limit regulations, Grupo Bancolombia continuously monitors risk groups and controls their exposures, evaluating legal debt limits. Analytical tools are used to identify clients or sectors with high risk concentration and to implement diversification strategies to mitigate potential adverse impacts. Methodologically, Grupo Bancolombia relies on international benchmarks defined by external risk rating agencies, which allows for the analysis of concentration across different geographies. Normatively, Grupo Bancolombia adheres to the concepts and methodologies established in applicable external regulations.

The following classifications are established for the analysis of concentration:
•By country: Based on the country where the loans were originated.
•By sector: According to the sectorial sub-segmentation defined by the Bank based mainly on the code CIIU1.
•By categories: According to the portfolio category of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).
•By economic group: According to the characteristics of economic groups as established by regulations.
•By maturity: According to the remaining term to loan maturity.
•By past due days: This concentration evaluates loans that are more than one month overdue.
1 CIIU: International Standard Industrial Classification of All Economic Activities.
Country Risk

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

Country risk management includes different stages to identificate, measure, control and monitor the risk to which the entity is being exposed. For this management, the business plan, type of operations, their materiality, current and future vocation, as well as the characteristics of the country in which the investment is made. Additionally, it is supported by policies and strategies that are proposed by the Vice Presidency of Risks and approved by the Board of Directors.

The definition of investment appetite takes into account the assessment of country risk as defined in the SIAR and must ensure compliance with solvency and liquidity indicators, seeking to be consistent with the strength and financial health of the entity.

At the end of 2024, there were no alerts on any investments, nor were any adjustments made for deterioration in investments that could affect or deteriorate the Bank's financial strength. As relevant variations to highlight, the transfer of the investment from Wenia Ltd. to Investment Banking is presented, and 2 new investments are added: Ozone Financial Technology Limited, whose investing company is Sistema de Inversiones y Negocios, S.A., and Banagrícola S.A., whose investing company is Inversiones CFNS S.A.S. A positive variation of 17% in the balance of investments is presented, mainly attributed to changes in the exchange rate and operational results.

a.Credit Quality Analysis - Loans and Financial Leases
Rating System for Credit Risk Management
The principal aim of this rating system is to determine the risk profile of the borrower, which is obtained through a rating.
The rating of the corporate portfolio is primarily conducted through a Rating model, based on the analysis of the interrelation of both quantitative and qualitative elements, which allow for determining the probability of default that may affect the fulfillment of the financial commitments acquired by a client. The rating model is applied from the origination and is periodically updated, incorporating determinants of credit risk, which can be summarized as the client's financial performance measured through financial figures and payment capacity, payment behavior both with Grupo Bancolombia and with other entities in the financial sector, qualitative information, as well as transactional information of the client within the Group as alternative variables.

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
•Commercial and Financial Leases:
Loans granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate
Companies with consolidated annual sales by economic group >= COP 100,000M. Banistmo places borrowers with annual sales >= USD10M. BAM place borrowers with annual sales >= USD25M. Banco Agricola place borrowers with annual sales >= USD30M.

Business
Companies with consolidated annual sales by economic group > = COP 13,000M and < COP 100,000M. For Banco Agricola borrowers with annual sales >= USD7 MM y < USD30M and BAM, with annual sales >= USD5M and < USD25M.

Commercial	For BAM, companies with annual sales >= USD2M y < USD5M.
Business Construction
Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group >= COP 58,000M and <= COP 200,000M or commercial size > = COP 15,000M and < COP 70,000M, or project size >= COP 500,000M and < COP 2.2 billion

Corporate Construction
Constructors who dedicate themselves to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group > COP 200,000M or commercial size > = COP 70,000M or project size >=COP 2.2 billion

SME Construction
Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity with consolidated annual sales by economic group >= COP 380M and <= COP 58,000M or commercial size < COP 15,000M or project size < COP 500,000M.

Institutional Financing	Financial sector institutions.
Government	Municipalities, districts, departments with their respective decentralized organizations and entities at the national level with incomes >= COP 20,000M.
SME
Annual sales < COP 13,000M, with a classification between small, medium, large and plus except for Banistmo which places borrowers < USD10M in annual sales. For Banco Agrícola, borrowers with annual sales < USD7M and BAM, borrowers with annual sales < USD2M.

•Consumer:
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
•Mortgage:
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
•Small Business Loans:

Productive credits are those constituted by credit operations carried out with individuals for the development of economic activities in rural and urban areas issued for the purpose of encouraging the activities of small business and are subject to the following requirements in Colombia: (i) their indebtedness with all entities cannot exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) the client's total assets, excluding mortgage assets, are less than 500 minimum wages.
The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.
Analysis of the behavior and impairment of the loan portfolio and financial lease operations
As of December 31, 2024, the Bank’s total loan portfolio, valued in Colombian pesos, registered an increase of 10.0% compared to December 2023, driven by to the growth of the commercial portfolio of the corporate segment. These results are a response to monetary policy adjustments that have gradually reduced inflation and interest rates, generating economic reactivation in certain sectors of the countries where the Group has a presence. Additionally, the depreciation of the peso against the dollar during the analysis period contributed to the increase in the portfolio due to the revaluation in pesos of the Group's foreign currency portfolio. The consolidated delinquency index PDL 30 days showed a reduction, standing at 5.20% in December 2024 compared to 5.39% in December 2023, mainly explained by the improvement in the quality of the consumer portfolio. During the period, different strategies were developed throughout the credit cycle, allowing for the implementation of proactive and coherent actions in line with the reality of the clients and their environment, in order to contain deterioration and place them in better risk profiles.

•Commercial loans and financial leases amounted to COP 180,544 billion, which represented a growth of 11.5% compared to 2023. The 30-day past due loan ratio was 3.77% compared to 3.50% as of December 2023.

•Consumer loans amounted to COP 55,816 billion, which represented a growth of 2.2% compared to 2023. The 30-day past due loan ratio was 7.92% compared to 9.48% as of December 2023.

•Mortgage loans totaled to COP 41,742 billion, which represented a growth of 15.1% compared to 2023. The 30-day past due loan ratio was 7.62% compared to 7.52% as of December 2023.

•Small Business loans ended at COP 1,352 billion, which represented a growth of 18.1% with respect to 2023. The 30-day past due loan ratio was 8.11% compared to 12.17% as of December 2023.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by the AEC Committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity and sector, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2024 and 2023 is shown below:
December 2024:

Watch List December 31,2024
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	14,081,182	0.72%	101,994
Level 2 – Medium Risk	5,708,673	6.50%	370,892
Level 3 – High Risk	3,811,886	53.84%	2,052,135
Level 4 – High Risk	5,948,366	61.67%	3,668,615
Total	29,550,107	20.96%	6,193,636

December 2023:

Watch List December 31,2023
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	14,358,838	1.02%	146,014
Level 2 – Medium Risk	4,744,341	7.38%	349,972
Level 3 – High Risk	2,886,649	53.31%	1,538,882
Level 4 – High Risk	5,239,356	73.24%	3,837,196
Total	27,229,184	21.57%	5,872,064
Loans and Financial Leases Collateral
The Bank obtains collateral for loans and leases in order to mitigate credit risk by foreclosing the collateral when the borrower cannot fully repay the loan or lease. Collateral is considered in the determination of the allowance for loans and advances and lease losses when it complies with the following conditions:
•Its fair value was established according to technical and objective criteria.
•The Bank is granted a preference to obtain the payment of the obligation, becoming an effective legal mechanism over it.
•Its performance is reasonably possible.
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

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2024
In Millions of COP
Amount Covered by Collateral
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	25,163,297	1,816,374	39,092,440	39	363,465	66,435,615
Goods Given in Real Estate Leasing	-	-	183	17,382,691	-	17,382,874
Goods Given in Leasing Other Than Real Estate	-	32	-	8,181,007	-	8,181,039
Stand by Letters of Credit	1,540,179	-	-	-	-	1,540,179
Security Deposits	1,398,254	326,722	-	-	139,481	1,864,457
Guarantee Fund	3,653,583	37	-	45,720	251,827	3,951,167
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	7,757,578	109,946	-	-	—	7,867,524
Other Collateral (Pledges)	3,688,378	8,039,811	30,223	280	6,209	11,764,901
Without Guarantee (Uncovered Balance)	110,051,542	45,522,761	2,618,755	1,681,867	591,227	160,466,152
Total loans and financial leases	153,252,811	55,815,683	41,741,601	27,291,604	1,352,209	279,453,908

December 31, 2023
In Millions of COP
Amount Covered by Collateral
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	23,368,950	1,693,007	34,253,140	10	319,038	59,634,145
Goods Given in Real Estate Leasing	-	-	189	17,104,180	-	17,104,369
Goods Given in Leasing Other Than Real Estate	-	26	-	8,580,543	-	8,580,569
Stand by Letters of Credit	1,052,764	-	-	-	-	1,052,764
Security Deposits	447,306	370,286	-	-	103,013	920,605
Guarantee Fund	4,012,115	191	-	60,242	52,222	4,124,770
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	6,673,320	57,306	-	-	420	6,731,046
Other Collateral (Pledges)	2,957,482	7,286,581	39,432	-	2,499	10,285,994
Without Guarantee (Uncovered Balance)	96,175,459	45,184,372	1,957,647	1,532,082	667,825	145,517,385
Total loans and financial leases	134,687,396	54,591,769	36,250,408	27,277,057	1,145,017	253,951,647
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

The Financial assets that are classified in Stage 3 and are evaluated under this methodology are shown below:

December 31, 2024
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	783,435	372,156	411,279	1,660,829
Consumer
Mortgage	616,432	143,894	472,538	762,652
Small Business Loans
Financial Leases	761,892	327,257	434,635	1,305,365
Total credit assets	2,161,759	843,307	1,318,452	3,728,846

December 31, 2023
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	700,120	274,641	425,479	1,176,130
Consumer
Mortgage	383,878	94,260	289,618	331,738
Small Business Loans
Financial Leases	699,803	383,127	316,676	1,263,274
Total credit assets	1,783,801	752,028	1,031,773	2,771,142
A portion of the Bank’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with The Bank’s expected credit loss model. The carrying amount of such financial assets is COP 273,574 as at December 31, 2024 and COP 175,163 as at 31 December 2023.

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
During the years ended December 31, 2024 and 2023, the Bank entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 1,408,331 and COP 1,361,465, respectively.

The Bank classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:
•Non-current assets held for sale.
•Other marketable assets.
•Other non-marketable assets.
•Inventories.
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

b.Risk Concentration – Loans and Advances
The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:
•Loans concentration by category
The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories for the periods ending on December 31, 2024 and 2023, it is as follows:

Composition	2024	2023
In millions of COP
Commercial	153,252,811	134,687,396
Corporate	85,278,293	69,843,654
SME	15,203,496	14,200,557
Others	52,771,022	50,643,185
Consumer	55,815,683	54,591,769
Credit card	11,992,511	11,207,731
Vehicle	5,635,858	5,409,226
Payroll loans	10,381,247	9,461,889
Others	27,806,067	28,512,923
Mortgage	41,741,601	36,250,408
VIS[2]	16,183,280	12,997,624
Non- VIS	25,558,321	23,252,784
Financial Leases	27,291,604	27,277,057
Small Business Loans	1,352,209	1,145,017
Loans and advances to customers and financial institutions	279,453,908	253,951,647
Allowance for loans and advances and lease losses	(16,179,738)	(16,223,103)
Total net loan and financial leases	263,274,170	237,728,544
•Concentration of loan by maturity
The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases at the end of December 2024 and 2023:

December 31, 2024
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
In millions of COP
Commercial	48,186,159	62,610,478	41,614,622	841,552	153,252,811
Corporate	29,076,028	32,243,275	23,454,114	504,876	85,278,293
SME	4,771,087	8,555,996	1,727,911	148,502	15,203,496
Others	14,339,044	21,811,207	16,432,597	188,174	52,771,022
Consumer	1,267,269	34,216,968	19,553,651	777,795	55,815,683
Credit card	234,325	9,587,518	2,170,668	-	11,992,511
Vehicle	81,066	3,270,554	2,283,873	365	5,635,858
Order of payment	47,981	2,261,874	7,525,578	545,814	10,381,247
Others	903,897	19,097,022	7,573,532	231,616	27,806,067
Mortgage	79,304	1,095,329	10,509,429	30,057,539	41,741,601
VIS	14,439	284,872	2,540,655	13,343,314	16,183,280

December 31, 2024
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
In millions of COP
Non-VIS	64,865	810,457	7,968,774	16,714,225	25,558,321
Financial Leases	1,804,964	8,586,693	13,202,556	3,697,391	27,291,604
Small business loans	194,013	919,392	208,405	30,399	1,352,209
Total gross loans and financial leases	51,531,709	107,428,860	85,088,663	35,404,676	279,453,908

December 31, 2023
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
Commercial	40,601,345	57,828,301	35,936,869	320,881	134,687,396
Corporate	22,360,108	27,329,312	19,970,727	183,507	69,843,654
SME	4,486,326	7,497,307	2,200,274	16,650	14,200,557
Others	13,754,911	23,001,682	13,765,868	120,724	50,643,185
Consumer	1,289,150	26,549,043	26,086,537	667,039	54,591,769
Credit card	417,390	1,755,518	9,034,823	-	11,207,731
Vehicle	55,295	2,982,439	2,371,163	329	5,409,226
Order of payment	57,211	1,872,546	7,061,605	470,527	9,461,889
Others	759,254	19,938,540	7,618,946	196,183	28,512,923
Mortgage	75,189	1,005,831	9,601,783	25,567,605	36,250,408
VIS	23,303	264,232	2,157,322	10,552,767	12,997,624
Non-VIS	51,886	741,599	7,444,461	15,014,838	23,252,784
Financial Leases	1,639,218	9,165,622	12,939,908	3,532,309	27,277,057
Small business loans	208,429	737,255	194,581	4,752	1,145,017
Total gross loans and financial leases	43,813,331	95,286,052	84,759,678	30,092,586	253,951,647
_______________________________________________________
2VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.
•Concentration by past due days
The following table shows the loans and financial leases according to past due days for the periods ending on December 31, 2024 and 2023. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2024
In millions of COP
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
Commercial	147,402,632	531,609	280,750	1,515,324	3,522,496	153,252,811
Consumer	51,393,527	1,761,496	624,945	1,776,361	259,354	55,815,683
Mortgage	38,560,253	1,184,755	285,466	830,743	880,384	41,741,601
Financial Leases	26,331,118	247,056	58,435	273,619	381,376	27,291,604
Small Business Loans	1,242,568	36,196	8,848	45,608	18,989	1,352,209
Total	264,930,098	3,761,112	1,258,444	4,441,655	5,062,599	279,453,908

December 31, 2023
In millions of COP
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
Commercial	129,866,971	500,794	205,141	1,777,620	2,336,870	134,687,396
Consumer	49,418,431	2,244,017	794,005	1,994,748	140,568	54,591,769
Mortgage	33,524,034	1,290,817	212,433	599,351	623,773	36,250,408
Financial Leases	26,436,493	247,124	56,434	196,578	340,428	27,277,057
Small Business Loans	1,005,725	50,138	14,859	58,244	16,051	1,145,017
Total	240,251,654	4,332,890	1,282,872	4,626,541	3,457,690	253,951,647
•Concentration of loans by economic sector
The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower for the periods ending on December 31, 2024 and 2023:

December 31, 2024
In millions of COP
Economic sector	Loans and advances
	Local	Foreign	Total
Agriculture	5,520,414	2,813,604	8,334,018
Petroleum and Mining Products	2,126,602	636,010	2,762,612
Food, Beverages and Tobacco	10,132,520	2,164,911	12,297,431
Chemical Production	4,507,362	364,649	4,872,011
Government	10,256,608	627,705	10,884,313
Construction	14,441,608	9,134,115	23,575,723
Commerce and Tourism	24,920,337	8,480,380	33,400,717
Transport and Communications	12,313,907	597,216	12,911,123
Public Services	13,253,631	1,265,243	14,518,874
Consumer Services	61,263,015	35,692,512	96,955,527
Commercial Services	30,662,353	13,347,867	44,010,220
Other Industries and Manufactured Products	9,671,905	5,259,434	14,931,339
Total	199,070,262	80,383,646	279,453,908

December 31, 2023
In millions of COP
Economic sector	Loans and advances
	Local	Foreign	Total
Agriculture	5,162,973	2,488,789	7,651,762
Petroleum and Mining Products	1,846,238	234,523	2,080,761
Food, Beverages and Tobacco	9,147,936	888,429	10,036,365
Chemical Production	4,299,308	25,409	4,324,717
Government	8,369,707	887,448	9,257,155
Construction	16,202,035	5,561,782	21,763,817
Commerce and Tourism	23,803,830	11,068,049	34,871,879
Transport and Communications	9,574,318	351,176	9,925,494
Public Services	11,758,265	1,286,561	13,044,826
Consumer Services	59,032,642	32,965,565	91,998,207
Commercial Services	27,474,593	7,217,591	34,692,184
Other Industries and Manufactured Products	8,679,684	5,624,796	14,304,480
Total	185,351,529	68,600,118	253,951,647
•Credit concentration by country
The following information shows the concentration of the loans and financial leases by country in which the Bank are located as of December 31, 2024 and 2023:

December 31, 2024
In millions of COP
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	190,956,423	68.33%	(12,490,991)	77.20%
Panamá	47,300,183	16.93%	(2,089,269)	12.91%
El Salvador	18,712,218	6.70%	(598,710)	3.70%
Guatemala	21,125,637	7.56%	(995,339)	6.15%
Puerto Rico	1,359,447	0.49%	(5,429)	0.03%
Total	279,453,908	100.00%	(16,179,738)	100.00%

December 31, 2023
In millions of COP
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	181,951,462	71.65%	(13,133,577)	80.96%
Panamá	38,599,152	15.20%	(1,645,802)	10.14%
El Salvador	15,373,156	6.05%	(552,236)	3.40%
Guatemala	16,958,954	6.68%	(887,518)	5.47%
Puerto Rico	1,068,923	0.42%	(3,970)	0.02%
Total	253,951,647	100.00%	(16,223,103)	100.00%
•Credit concentration by economic group
As of December 31, 2024 and 2024, concentration of the 20 largest economic groups amounted to COP 39,877,880 M and COP 34,134,547 M, respectively. This exposure corresponds to all credit active operations of these groups.

c.Credit quality – Loans and Advances
The following information about credit quality of the borrower for the periods ending December 31, 2024 and 2023:

December 31, 2024
In millions of COP
Classification	Stage 1	Stage 2	Stage 3	Total
Commercial	137,761,467	5,545,788	9,945,556	153,252,811
Consumer	46,697,013	5,118,607	4,000,063	55,815,683
Mortgage	37,076,580	2,701,930	1,963,091	41,741,601
Small Business Loans	1,175,803	91,256	85,150	1,352,209
Financial Leases	22,561,434	3,212,710	1,517,460	27,291,604
Loans and Advances	245,272,297	16,670,291	17,511,320	279,453,908

December 31, 2023
In millions of COP
Classification	Stage 1	Stage 2	Stage 3	Total
Commercial	120,773,927	5,453,537	8,459,932	134,687,396
Consumer	46,060,615	4,407,067	4,124,087	54,591,769
Mortgage	32,210,648	2,628,654	1,411,106	36,250,408
Small Business Loans	774,571	260,303	110,143	1,145,017
Financial Leases	22,553,128	3,293,100	1,430,829	27,277,057
Loans and Advances	222,372,889	16,042,661	15,536,097	253,951,647
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
Impairment loan portfolio analyzed by individual evaluation at COP 6,527 billion, which represented 2.3% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation for the periods ending December 31, 2024 and 2023:

December 31, 2024
In millions of COP
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
Commercial	6,007,099	3,443,047	3,938,457	2,854,636
Consumer	-	-	4,000,063	3,482,791
Mortgage	-	-	1,963,091	761,031
Financial Leases	519,462	290,932	997,998	444,282
Small Business Loan	-	-	85,150	54,279
Total	6,526,561	3,733,979	10,984,759	7,597,019

December 31, 2023
In millions of COP
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
Commercial	5,198,384	2,825,357	3,261,548	2,401,344
Consumer	-	-	4,124,087	3,460,299
Mortgage	-	-	1,411,106	553,370
Financial Leases	562,716	315,979	868,113	356,526
Small Business Loan	-	-	110,143	77,923
Total	5,761,100	3,141,336	9,774,997	6,849,462
Sensitivity analysis
The variables with the greatest influence for each country on the expected credit loss (ECL) assessment for the loan portfolio and financial leasing are:

Colombia:

•Consumer price index: due to its significant impact on the clients’ repayment capacity;
•Interest rates: because of its direct impact on the obligations’ repayment.

Panama:

•Consumer price index: due to its significant impact on the clients’ repayment capacity;
•Balance of trade: due to the influence on the client’s income.

El Salvador:

•Consumer price index: due to its significant impact on the clients’ repayment capacity;
•Budget balance: due to the effect of government spending and fiscal policies on the economy.

Guatemala:

•Consumer price index: due to its significant impact on the clients’ repayment capacity;
•Interest rates: because of its direct impact on the obligations’ repayment.

The change in the expected credit losses (ECL) at 31 of December 2024, as a result of a possible positive or negative 1% (100 basis points) change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

Interest Rate - Trade balance - Fiscal balance
In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	182,233	88,755	4,983

Inflation	Unchanged	93,478	-	-83,772

	[-1%]	13,601	(79,877)	-163,649

The Bank has estimated the impact on the expected credit loss (ECL) assuming the forward-looking scenarios (e.g. optimistic and pessimistic) were weighted 100% instead of applying scenario probability weights across the two scenarios. The table below shows the impact on the expected credit loss (ECL) for each methodology:

Expected credit loss by scenarios
In millions of COP
	2024		2023
Methodologies	Optimistic	Pessimistic	Optimistic	Pessimistic
Collective methodology	(435,740)	368,782	(437,294)	343,209
Collateral methodology	(155,591)	173,438	(149,983)	137,172
Individual methodology(1)	(408,368)	763,362	(240,474)	605,152
Total	(999,699)	1,305,582	(827,751)	1,085,533
(1) For individual methodology, the applied scenarios are the base in the optimistic scenario and the alternative in the pessimistic scenario with a weighting of 100% each.
d.Credit Risk Management – Other Financial Instruments:
Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:
•Term Limits: The Credit Committee evaluates and reviews the result of the authorized model for the different counterparties according to quantitative and qualitative variables, allowing it to establish the maximum term to which the Bank wishes to have exposure..
•Credit Limits: Approved limits under the model and with authorization from the Credit Committee, as well as the exposure, are monitored in line or batch, in such a way as to mitigate the occurrence of excesses and, in the event that there is a need for them, applies to the current attribution system.
•Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.
•Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of these events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.
•Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.
•Counterparty Alerts: There are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.
e.Credit Quality Analysis - investment financial instruments:
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
Credit Quality Analysis of the Bank

Maximum Exposure to Credit Risk
In millions of COP
	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2024	2023	2024	2023	2024	2023	2024	2023
Low Risk	29,130,380	21,078,496	363,198	220,967	1,712	21,976	834,821	1,711,788
Medium Risk	4,873,025	827,469	57,119	17,354	16,479	-	1,154	316
High Risk	2,580,107	3,242,504	677	587	2,966	2,966	7,086	17,327
Without Rating	-	-	590,316	304,302	13,228	13,377	86,437	95,319
Total	36,583,512	25,148,469	1,011,310	543,210	34,385	38,319	929,498	1,824,750
(1)Corresponds to SAFE "Simple Agreement for Future Equity".
(2)For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.
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
•Financial credit quality of other financial instruments that are not in default nor impaired in value
Debt instruments: 100% of the debt instruments are not in default.
Equity: The positions do not represent significant risks.
Derivatives: 99.9% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.
•Maximum exposure level to the credit risk given:

Maximum Exposure to Credit Risk
In millions of COP
	Maximum Exposure		Collateral(1)		Net Exposure
	2024	2023	2024	2023	2024	2023
Debt instruments	36,583,512	25,148,469	(1,669,011)	(1,407,484)	34,914,501	23,740,985
Derivatives **	929,498	1,824,750	(589,098)	(698,662)	340,400	1,126,088
Equity	1,011,310	543,210	-	-	1,011,310	543,210
Other financial instruments	34,385	38,319	-	-	34,385	38,319
Total	38,558,705	27,554,748	(2,258,109)	(2,106,146)	36,300,596	25,448,602
•Analysis of the maturity of other financial instruments past due but not impaired
–Debt instruments: Portfolio does not present past due nor impaired assets.

–Equity: Portfolio does not present impaired assets.
–Derivatives: The past due assets are not material.
•The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:
Debt instruments

Maximum Exposure to Credit Risk
In millions of COP
	Exposure		Impairment		Final Exposure
	2024	2023	2024	2023	2024	2023
Fair Value	28,119,697	18,244,584	6,513	5,562	28,113,184	18,239,022
Amortized Cost	8,463,815	6,903,885	58,937	55,803	8,404,878	6,848,082
Total	36,583,512	25,148,469	65,450	61,365	36,518,062	25,087,104
Equity

Maximum Exposure to Credit Risk
In millions of COP
	Exposure		Impairment		Final Exposure
	2024	2023	2024	2023	2024	2023
Fair Value through profit or loss	537,213	98,853	-	-	537,213	98,853
Fair Value through OCI	474,097	444,357	-	-	474,097	444,357
Total	1,011,310	543,210	-	-	1,011,310	543,210
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
Assets received as bilateral collateral between counterparties: the collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)2 and with fulfillment in cash in dollars and managed by Citibank N.A.. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.
Collateral adjustments for margin agreements: the adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:
–With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.
–For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
2 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).

–For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA(International Swaps and Derivatives Association)3 and GMRA (Global Master Repurchase Agreement)4 both for OTC derivatives and securities financing transactions.
–For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
–For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
–The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.
•Level of collateral held:

Maximum Exposure to Credit Risk
In millions of COP
	Maximum Exposure		Collateral(1)		Net Exposure
	2024	2023	2024	2023	2024	2023
Debt instruments	36,583,512	25,148,469	(1,669,011)	(1,407,484)	34,914,501	23,740,985
Derivatives **	929,498	1,824,750	(589,098)	(698,662)	340,400	1,126,088
Equity	1,011,310	543,210	-	-	1,011,310	543,210
Other financial instruments	34,385	38,319	-	-	34,385	38,319
Total	38,558,705	27,554,748	(2,258,109)	(2,106,146)	36,300,596	25,448,602
(1) Collateral Held (-) and Collateral Pledged (+).
f.Credit risk concentration - other financial instruments:
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
3 ISDA: Organization of participants in the OTC derivatives markets. Its main objective is to establish a reference framework through standard contracts for OTC derivatives trading.
4 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA).

	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2024	2023	2024	2023	2024	2023	2024	2023
Sector Concentration
Corporate	4,764,748	3,675,913	337,332	279,396	16,479	23,887	362,568	951,573
Financial	5,612,993	4,626,294	252,731	211,037	17,906	14,432	317,722	870,598
Government	26,201,390	16,827,596	-	-	-	-	829	-
Funds ETF	4,381	18,666	421,247	52,777		-	248,379	2,579
Total	36,583,512	25,148,469	1,011,310	543,210	34,385	38,319	929,498	1,824,750
Concentration by Region
North America	6,109,348	4,666,195	273	197	-	-	132,870	344,639
Latam	30,441,888	20,440,893	706,437	529,033	34,385	38,319	426,424	1,009,595
Europe	32,276	41,381	3,908	-	-	—	147,533	467,937
Others (Includes Funds and ETF)	-	—	300,692	13,980	-	-	222,671	2,579
Total	36,583,512	25,148,469	1,011,310	543,210	34,385	38,319	929,498	1,824,750
(1)Corresponds to SAFE "Simple Agreement for Future Equity".
(2)For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.
Risk exposure by credit rating

Maximum Exposure to Credit Risk
In millions of COP
	Other financial instruments(1)
	2024	2023
Sovereign Risk	14,487,622	7,520,002
AAA	10,113,581	9,613,353
AA+	4,714,501	2,934,561
AA	770,266	761,139
AA-	68,124	285,253
A+	906,847	763,754
A	465,978	465,025
A-	352,619	396,755
BBB+	587,802	604,672
BBB	221,092	243,820
BBB-	219,676	1,808,396
Other	4,960,616	1,745,020
Not rated	689,981	412,998
Total	38,558,705	27,554,748
(1) Internal homologation
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

Market risk stems from the following activities at the Bank:
a)Trading: Includes purchase - sale and positioning mainly in fixed income securities, equities, currencies and derivatives, as well as the financial services provided to customers, such as brokerage. Trading instruments are recorded in the treasury book and are managed by the Treasury Division which is also responsible for the aggregated management of exchange rate exposures arising from the banking book and treasury book.
Market risk can also arise from the crypto market fluctuations that affect our crypto assets portafolio held in reserve to facilitate our clients activities of Wenia, our digital asset company in Bermudas, which is the only company in Grupo Bancolombia authorized to take this kind of assets, according to our internal policies.
b)Balance sheet management: Includes the Bank's assets and liabilities that are not part of the treasury and those operations intended to cover the banking book. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the economic value of equity, maintaining adequate levels of liquidity and solvency. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.
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
The Bank´s Corporate Market and Liquidity Risks Management Office, responsible for monitoring and permanently controlling compliance with the limits established, is set up with clear independence from the trading and businesses units, ensuring enforcement authority. This independent control function is complemented by regular reviews conducted by the Internal Audit.
The Bank’s Corporate Market and Liquidity Risks Management Office is responsible for: (a) identifying, measuring, monitoring, and controlling the market risk inherent in the Bank’s businesses: (b) the Bank’s exposure under stress scenarios and confirming compliance with the Bank’s risk management policies: (c) designing the methodologies for valuation of the market value of certain securities and financial instruments: (d) reporting to senior management and the Board of Directors any violation of the Bank’s risk management policies: (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book, and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that each subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors before the new product can be sold.
Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology required by the SFC, and the internal methodology of historical simulation. The standard methodology is established by “Chapter XXXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, and is reflected in the Bank’s Capital Adequacy (Solvency) ratio. The internal methodology of weighted historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, for digital assets the internal methodology uses a holding period of 1 days and a time frame of 4 years, using a multivariate GARCH family model. The standard methodology is used to report the market risk exposure to the Financial Superintendency and is also used to measure the capital requirements for the Bank, therefore the analysis below is based on information obtained from this model.

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
Market Risk and banking book's interest rate risk management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2024. The Bank faces market risk as a consequence of its lending, trading and investments businesses.
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
For the management of the interest rate risk of the banking book, the Bank estimates the impact of changes in market rates on the net interest income and the economic value of equity. In addition, the foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

a.Measurement of market risk of trading instruments
The Bank currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXXI of the Basic Accounting Circular”, issued by the SFC.
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
•Interest Rate Risk (Treasury Book)
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
The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and other Colombian government securities.

•Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk
The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in these financial statements to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“∆p”). The (“∆p”) is determined by the SFC, as shown in the following table:

Currency	Sensitivity Factor
United States Dollar	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%
The SFC according to historical market performance establishes the interest rate’s fluctuations and the sensitivity factors for currency, equity and fund risk used in the model.
•Total Market Risk VaR
The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk, fund risk and the credit default swaps risk which are calculated as the algebraic sum of the Parent Company and each of its subsidiaries’ exposure to these risks. Currently, the Bank not present exposure to credit default swaps risk.
The total market risk VaR had a 54.9% increase, from COP 1,096,000 in December 31, 2023 to COP 1,697,566 as of December 31, 2024. This increase was highlighted by the foreign exchange rate risk, driven by a greater exposure to the US Dollar. This was followed by an increase in exposure to the interest rate factor, driven by higher investments in Colombian government’s treasury bonds (TES). Additionally, factors related to equity and fund risk portfolios showed an increase, mainly due to valuations in the Colombia Real Estate Fund.

The following table presents the total change in market risk and other risk factors.

December 2024
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	540,397	507,425	586,194	433,465
Foreign Exchange Rate Risk VaR	764,920	554,900	764,920	364,421
Equity Risk VaR	360,287	351,134	360,287	340,363
Fund Risk VaR	31,962	25,653	31,962	18,005
Total Value at Risk	1,697,566	1,439,112

December 2023
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	405,467	418,472	542,464	383,914
Foreign Exchange Rate Risk VaR	332,662	185,624	374,407	51,410
Equity Risk VaR	342,024	332,443	347,539	312,136
Fund Risk VaR	15,847	23,292	27,923	15,847
Total Value at Risk	1,096,000	959,831

*As of December 31, 2024, the proprietary cryptocurrency portfolio of Wenia amounted to USD 956.3 thousand, with a Value at Risk (VaR) of USD 17.2 thousand. The VaR was calculated using an internal methodology based on a Dinamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

Between December 31, 2024 and 2023, the average Total VaR was COP 1,439 billion, the maximum value COP 1,734 billion, and the minimum value COP 1,182 billion.

•Assumptions and Limitations of VaR Models
Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, VaR models should not be viewed as predictive of future results. The Bank may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by the Bank’s VaR models. A VaR model does not calculate the greatest possible loss. The results of these models and analysis thereof are subject to the reasonable judgment of the Bank’s risk management personnel.
•The Bank’s results could adversely affected with high inflation rate
High level of inflation increases interest rates and reduces the market value of the Bank´s debt instruments and increases the market risk in general. Inflation also impacts the real interest rate. When the inflation rate is higher than the nominal interest rate, negative real interest rates discourage saving and the greater variability increases uncertainty and risk, not only in the loan market but also in the stock market.
b.Non-trading instruments market risk measurement
The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.
•Interest Risk Exposure (Banking Book)
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
Table 1. Sensitivity to Interest Rate Risk of the Banking Book
The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
In millions of COP
Assets sensitivity 100 bps	1,262,776	1,152,782
Liabilities sensitivity 100 bps	915,528	595,749
Net interest income sensitivity 100 bps	347,248	557,033

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In millions of USD
Assets sensitivity 100 bps	76,219	75,052
Liabilities sensitivity 100 bps	83,051	74,800
Net interest income sensitivity 100 bps	(6,832)	252
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
Total Exposure:
The net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 347,248. The variation in the sensitivity of the net interest margin between December 2023 and December 2024 is due to the increase in the sensivity of demand deposits .
On the other hand, the sensitivity to the net interest margin in foreign currency, assuming the same parallel shift of 100 basis points, presented a increase between December 2024 and December 31, 2023, due to increase in demand deposits and time deposits.

•Assumptions and Limitations
Net interest income sensitivity analysis is based on the repricing model and considers the following key assumptions: (a) does not consider prepayments for Banistmo, BAM, Bancolombia Panamá, Bancolombia Puerto Rico y Banco Agrícola, new operations, defaults, etc., (b); the fixed rate instruments sensitivity, includes the amounts with maturity lower than one year and assumes these will be disbursed at market interest rates and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

•Structural equity risk exposure (Banking Book)
Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in the industrial and financial sectors. The market value of those investments decreased by 11.9% during the year, from COP 41,096 million as of December 31, 2023 to COP 36,226 million as of December 31, 2024, mainly, as a result of the reduction in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	December 31, 2024	December 31, 2023
Fair Value	36,226	41,096
Delta	14.70%	14.70%
Sensitivity	5,325	6,041
A negative impact of 14.7%, applied to the market value, produces a decrease of COP 5 billion in the structural equity investments market value.
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

a.Liquidity risk exposure:
In order to estimate liquidity risk, the Bank measures a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 days. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2024	December 31, 2023
Net cash outflows into 30 days	23,887,074	13,752,496
Liquid Assets	59,617,840	50,680,823
Liquidity coverage ratio(1)	249.58%	368.52%
(1) The minimum level required of the liquidity coverage ratio by the legal norm is 100%.

b.Liquid Assets
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
The following table shows the liquid assets held by Bank:

Liquid Assets(1)	December 31, 2024	December 31, 2023
High quality liquid assets(2)
Cash	27,931,834	25,273,317
High quality liquid securities	24,862,861	19,951,771
Other Liquid Assets
Other securities(3)	6,823,145	5,455,735
Total Liquid Assets	59,617,840	50,680,823
(1)Cash and those liquid assets received by the Central Bank for its operations expansion and monetary contraction are the assets with highest liquidity. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.
(2) High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.
(3) Other Securities: Securities issued by financial and corporate entities.

c.Contractual maturities of financial assets
The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial assets:
Contractual maturities of financial assets December 31, 2024

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,881,536
Interbank borrowings - Repurchase agreements	7,815,791	146,772
Financial assets investments	2,303,523	13,929,810	13,318,529	5,257,338	7,910,771
Loans and advances to customers	13,067,571	102,476,191	106,645,598	61,320,760	113,075,471
Derivative financial instruments	8,858,966	5,306,353	2,288,557	757,393	847,796
Total financial assets	56,927,387	121,859,126	122,252,684	67,335,491	121,834,038

Contractual maturities of financial assets December 31, 2023

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,461,384	-	-	-	-
Interbank borrowings - Repurchase agreements	14,497,024	452,847	-	-	-
Financial assets investments	2,467,493	12,311,055	5,462,198	2,597,787	5,525,545
Loans and advances to customers	12,474,473	90,653,852	96,770,268	57,038,679	104,103,871
Derivative financial instruments	3,922,735	12,977,266	4,141,896	1,699,943	1,405,850
Total financial assets	57,823,109	116,395,020	106,374,362	61,336,409	111,035,266
d.Contractual maturities of financial liabilities
The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:
Contractual maturities of financial liabilities December 31, 2024:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	162,015,643
Time deposits from customers	16,673,292	64,079,401	16,502,005	5,879,599	17,667,549
Interbank deposits-Repurchase agreements	1,801,163	46,538	—
Borrowings from other financial institutions	381,534	8,811,727	3,537,113	1,815,062	2,013,978
Debt securities in issue	56,666	1,698,794	6,917,904	1,131,868	5,846,266
Preferred Shares		57,701	115,403	115,403	295,697
Derivative financial instruments	8,644,300	5,100,947	2,152,992	777,663	766,037
Total financial liabilities	189,572,598	79,795,108	29,225,417	9,719,595	26,589,527
Contractual maturities of financial liabilities December 31, 2023:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	143,307,149	-	-	-	-
Time deposits from customers	15,107,203	57,588,430	17,737,464	6,671,911	18,331,091
Interbank deposits-Repurchase agreements	809,027	242,810	23,431	-	-
Borrowings from other financial institutions	763,580	5,604,327	6,651,228	2,403,786	2,661,657
Debt securities in issue	124,055	3,913,687	4,363,593	6,023,469	3,836,353
Preferred Shares	—	57,701	115,403	115,403	295,697
Derivative financial instruments	3,337,039	13,511,532	4,146,259	1,688,473	1,484,149
Total financial liabilities	163,448,053	80,918,487	33,037,378	16,903,042	26,608,947
The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:
•The demand deposits historically have maintained a tendency to remain stable.
•The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.

e.Financial guarantees
The tables below set out the remaining contractual maturities of the Bank’s financial guarantees

December 31, 2024	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	744,077	6,535,071	2,135,249	60,876	669,028

December 31, 2023	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	826,699	9,388,345	1,489,899	450,875	535,380
Interest Rate Benchmark Reform
As part of the LIBOR benchmark reform that is being implemented since 2017 by the Financial Conduct Authority of the UK, in March of the present year, it was announced that the publication of LIBOR on a representative basis will cease for the one-week and two-month USD LIBOR settings immediately after December 31, 2022, and the remaining USD LIBOR settings immediately after June 30, 2023.
The Bank has taken the necessary measures to identify and implement the action plans required to address the discontinuation process of the LIBOR rate. The replacement of th LIBOR rate in USD with the SOFR rate was approved by the Asset and Liability Management (ALM) Committee and the Risk Committee of the Board of Directors. The development of products indexed to the new reference rate (SOFR) has commenced.
The following tables provide a breakdown by currency and nature of financial instruments exposed to the LIBOR rate for the periods ending in December 2023 and December 2024:

December 31, 2024
In millions of COP
USD LIBOR(1)
Assets
Loans	1,890
Bonds	-
Derivatives	-
Total Assets	1,890
Liabilities
Loans	-
Term deposits	-
Total Liabilities	-
1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 31, 2024. These correspond to transactions conducted before June 30, 2023, whose maturity will occur according to the agreed contractual terms.

December 31, 2023
In millions of COP
USD LIBOR(1)
Assets
Loans	66,351
Bonds	-
Derivatives	-
Total Assets	66,351
Liabilities
Loans	323
Term deposits	6,750
Total Liabilities	7,073
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
From January 2022, products indexed to the SOFR rate began to be offered, additionally it was defined not to carry new operations indexed to the LIBOR rate. In turn, as an organization, we will continue during 2025 on the transition process of operations that are indexed to LIBOR.
Capital management
The Capital Management function oversees Shareholders’ equity and Bancolombia’s capital structure, aiming for value generation through businesses related to financial activities and investments.

The goal is to have the enough capital to cover unexpected losses, and develope the business plan. To do so, the Capital Management area oversees Bancolombia’s capital ratios and uses several mechanisms to optimize such ratios according to forecasted business conditions.

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

Additionally, Bancolombia conducts stress test to estimate how the bank’s balance sheet, results and ratios during adverse scenarios. None of the stress test runs implies reaching solvency ratios below regulatory levels and therefore, we consider that capital levels are optimal at the end of 2024.

Since 2024, the new capital requirements have been fully implemented, which equate to having a Basic Solvency Ratio (Tier 1 Basic Solvency Index) greater than or equal to 4.5%, an Additional Basic Solvency Ratio greater than or equal to 6%, and a Total Solvency Ratio (Tier 1 + Tier 2) greater than or equal to 9% (considering capital buffers, 11.5%) according to the following formulas:

The following table indicates Bancolombia’ s capital ratios for 2024 according to the new regulation implemented in Colombia:

Technical Capital	Asof
	A diciembre 31, 2024	A diciembre 31, 2023
In millions of COP
Primary capital	45,245,389	39,704,542
Share Capital	480,914	480,914
Additional paid-in capital	4,857,454	4,857,454
Preferred shares	584,204	584,204
Legal reserve	14,429,333	14,541,561
Occasional reserves	9,874,876	7,250,712
Non-controlling interest	1,041,807	960,217
Other comprehensive income	6,642,526	4,065,182
Net income attributable to equity holders of the Parent Company	6,267,744	6,116,936
Retained earnings	1,066,531	847,362
Less:	(10,188,105)	(8,919,345)
Prior-year losses	(79,590)	(79,587)
Intangibles assets	(9,017,419)	(7,818,125)
Revaluation property, plant and equipment	(340,612)	(350,061)
Other intangibles	(750,484)	(671,572)
Deferred net income tax	-	—
Primary capital (Tier I)	35,057,283	30,785,197
Hybrid bonds	4,669,804	4,283,448
Subordinated bonds	595,442	678,797
General provisions	220,519	375,902
Computed secondary capital (Tier II)	5,485,765	5,338,147
Less:	(13,798)	(10,687)
Technical capital (1)	40,529,250	36,112,657
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	11.89%	11.42%
Secondary capital to risk-weighted assets (Tier II)	1.86%	1.98%
Risk-weighted assets including market risk and operational risk	294,794,366	269,591,211
Technical capital to risk-weighted assets (2)	13.75%	13.40%
Calculations based on the new definitions of Decree 1477 of 2018.
1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

Additionally, Bancolombia´s total exposure used to estimate leverage ratio was COP 388,088,665 millions of COP as of 2024 and the leverage ratio was 9.03%.